Form 20-F
period 2002-06-30
DURBAN ROODEPOORT DEEP LTD
filed 2002-12-31
CIK 1023512

QuickLinks -- Click here to rapidly navigate through this document
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-28800

DURBAN ROODEPOORT DEEP, LIMITED
(Exact name of Registrant as specified in its charter
and translation of Registrant's name into English)

REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)

45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, SOUTH AFRICA, 2193
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares, of no par value
(Title of Class)

American Depositary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        As of June 30, 2002, the Registrant had outstanding 177,173,485 ordinary shares, of no par value.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days.    Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes ☐    No ☐

DURBAN ROODEPOORT DEEP, LIMITED
ANNUAL REPORT ON FORM 20-F

TABLE OF CONTENTS

i

Preparation of Financial Information

        We are a South African company and currently the majority of our operations are located there. Accordingly, our books of account are maintained in South African Rand. Our financial statements attached hereto are presented in United States Dollars and in accordance with generally accepted accounting principles in the United States, or US GAAP, consistently applied. All references to "Dollars" or "$" herein are to United States Dollars, references to "Rand" or "R" are to South African Rand, and references to "A$" are to Australian Dollars.

        For the convenience of the reader, certain information in this Annual Report presented in Rand or Australian Dollars has been translated into Dollars. Unless otherwise stated, the conversion rates for currency translations for the 2002 fiscal year are R10.37 per $1.00 and A$1.77 per $1.00, which reflect the noon buying rate in New York City at June 30, 2002. For income statement amounts, the average conversion rate for Rand during the 2002 fiscal year of R10.15 per $1.00 is used. The rates used for currency translations for transactions occurring during the 2001 and 2000 fiscal years are the respective year end exchange rates for balance sheet amounts and the average exchange rate for that year for income statement amounts. By including convenience currency translations in this Annual Report, we are not representing that the Rand or Australian Dollar amounts actually represent amounts shown in Dollars or that these amounts could be converted at the rates indicated into Dollars.

        When used in this Annual Report, the terms "we," "our," or "us" refer to Durban Roodepoort Deep, Limited and its subsidiaries, as appropriate in the context.

This Annual Report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this Annual Report, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. For a discussion of such risks, see "Item 3. Key Information—D. Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Imperial units of measure and metric equivalents

        Units stated in this Annual Report are measured in Imperial.

Metric	Imperial	Imperial	Metric
1 metric tonnes	1.10229 short tons	1 short ton	0.9072 metric tonnes
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	31.10353 grams
1 kilometer	0.62150 miles	1 mile	1.609 kilometers
1 meter	3.28084 feet	1 foot	0.3048 meters
1 liter	0.26420 gallons	1 gallon	3.785 liters
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimeter	0.39370 inches	1 inch	2.54 centimeters
1 gram/ton	0.0292 ounces/ton	1 ounce/ton	34.28 grams/tons

Glossary of Terms and Explanations

Archean	A period of the geological time scale between 2.5 and 4.6 billion years ago, the earliest part of the Precambrian.
Auriferous	Containing gold.
Conglomerate	A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-off grade	Cut-off grade is the minimum value at which ore can be mined without loss. Cut-off is calculated based on revenue, costs (determined by tons mined and treated), and the extraction rate (mining and recovery efficiencies).
Depletion	The steadily declining amount of ore in a deposit or property resulting from extraction or production.
Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton of ore.
g/t	Grams per ton.
Horizon	A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
In-situ deposit	Reserves still in the ground calculated at a realistic stoping width, but not discounted for mining efficiencies.
Life of Mine	Projected life of a mining operation based on the proven ore reserves.
Metallurgical Plant	A processing plant (mill) erected to treat ore and extract the contained gold.
Mineable	That portion of a mineral resource for which extraction is technically and economically feasible.
mt	Million tonnes.
Ore	A mixture of valuable and worthless minerals from which the extraction of at least one of the minerals is technically and economically viable.
Pay limit	The grade at which we can mine economically.
oz/t	Ounces per ton.
Quartzite	A metamorphic rock consisting primarily of quartz grains, formed by the recrystallization of sandstone.
Reef	A gold-bearing sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold.
Refining	The final purification process of a metal or mineral.
Rehabilitation	The process of restoring mined land to a condition approximating its original state. Reclamation standards are determined and audited by the South African Department of Minerals and Energy and address ground and surface water, topsoil, final slope gradients, waste handling and revegetation issues.

Sand Dump	The finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Sedimentary	Formed by the deposition of solid fragmental material that originates from weathering of rocks and is transported from a source to a site of deposition.
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a surface hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials and ore. A shaft generally has more than one compartment.
Slimes	The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sloughing	The localized failure of part of the slimes dam wall caused by a build up of water within the dam.
Stope	Underground production working area.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam	A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage	Quantities where the ton is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Total Cost per Ounce	A measure of the average cost of producing an ounce of gold, calculated by dividing the total operating costs in a period by the total gold production over the same period.
Waste Rock	Low grade ore bearing rock not previously processed.
Water Research Commission	Governmental body funded by public money that does water research projects often in association with universities.
Yield	The amount of recovered gold from production generally expressed in ounces per ton of ore.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The following selected consolidated financial data as of June 30, 2002 and 2001 and for the years ended June 30, 2002, 2001 and 2000 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. These consolidated financial statements have been audited by Deloitte & Touche, whose report with respect to these financial statements appears elsewhere in this Annual Report. The selected consolidated financial data as of June 30, 2000, 1999 and 1998 and for the years ended June 30, 1999 and 1998 are derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share and ounce data)

	Year ended June 30,
	2002	2001	2000	1999	1998
	$	$	$	$	$
Income Statement Data
Revenues	303,858	291,325	327,568	173,184	157,747
Total costs	399,515	386,222	497,305	183,723	182,771
Loss before taxes & minority interest	(95,657)	(94,897)	(169,737)	(10,539)	(25,024)
Income tax benefit/(expense)	42,864	7,005	1,724	(464)	5,038
Minority interest	0	258	(76)	0	0
Net loss attributable to common shareholders	(52,793)	(87,634)	(168,089)	(11,003)	(23,264)
Basic loss per share	(33)	(65)	(161)	(19)	(67)
Diluted earnings/(loss) per share	(33)	(65)	(161)	(19)	(67)
Number of shares in issue	177,173,485	154,529,578	120,990,746	61,661,112	48,749,035

	Year ended June 30,
	2002	2001	2000	1999	1998
	$	$	$	$	$
Other Financial Data:
Cash costs per ounce(1)	212	232	267	246	310
Balance Sheet Data
Net assets/(liabilities)	(11,228)	(14,310)	40,025	122,896	108,851
Cash and cash equivalents	23,852	13,889	13,786	13,685	12,675
Working capital	(9,642)	(16,500)	(32,110)	501	(4,652)
Total assets	201,549	199,878	243,159	195,298	166,252
Long term liabilities	(25,368)	(7,273)	(15,589)	(5,910)	0
Shareholders' deficit/(equity)	11,228	14,310	(40,025)	(122,896)	(108,851)
Total liabilities and shareholders' equity	201,549	199,878	243,159	195,298	166,252

(1)
Cash cost is a term for working (production) cost, calculated by dividing cash operating costs by gold ounces produced for all periods presented. This is a non-US GAAP measurement typically used in the mining industry. Our cash operating costs consists primarily of production costs, and include mine production (which includes labor, consumable stores and utilities), transport and refinery costs. Cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders or as an indicator of our performance. Our definition of cash cost may differ to similarly titled measures of other companies. However, we believe that cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature and a measure of a company's gross margins per ounce by comparison of total cash costs per ounce to the spot price of gold.

B.    CAPITALIZATION AND INDEBTEDNESS

        Not applicable

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable

D.    RISK FACTORS

        In addition to the other information included in this Annual Report, the considerations listed below could have a material adverse effect on our business, financial condition or results of operations, resulting in a decline in the trading price of our securities. The risks set forth below comprise all of the material risks currently known to us. However, there may be additional risks that we do not currently know of or that we currently deem immaterial based on information available to us. These factors should be considered carefully, together with the information and financial data set forth in this Annual Report.

Risk Relating to Us and Our Industry

We have a history of losses and may continue to incur losses in the future.

        We have incurred net losses during recent years, and we cannot assure you that we will not continue to incur substantial losses in the future. Furthermore, the net losses that we incurred during the year ended June 30, 2002, or fiscal 2002, would have been greater had we not experienced a 2% rise in gold prices and a 27% devaluation of the Rand against the Dollar during fiscal 2002, factors which were beyond our control. Our revenues and income are dependent on many factors such as:

  •
  changes in the market price of gold;
  •
  changes in the Rand/Dollar exchange rate;
  •
  our levels of gold production;

  •
  our ability to control production costs;
  •
  the emergence of unforeseen liabilities; and
  •
  changes in market interest rates.

Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of our operations and the cash flows generated by those operations.

        Substantially all of our revenues come from the sale of gold. Thus, the market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market price of our securities.

        Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control, including:

  •
  the demand for gold for industrial uses and for use in jewelry;
  •
  actual, expected or rumored purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;
  •
  speculative trading activities in gold;
  •
  the overall level of forward sales by other gold producers;
  •
  the overall level and cost of production by other gold producers;
  •
  international or regional political and economic events or trends;
  •
  the strength of the Dollar (the currency in which gold prices generally are quoted) and of other currencies;
  •
  financial market expectations regarding the rate of inflation; and
  •
  interest rates.

        In addition, the current demand for and supply of gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Since the potential supply of gold (including quantities held by governments and others) is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or the gold price.

        If gold prices should fall below our cost of production and remain at such levels for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our operations. In addition, we might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.

Because we rely on three mining operations for substantially all of our revenues and cash flow, our business will be harmed if those operations are negatively impacted.

        Gold production at our Harties, Buffels and Blyvoor Sections together accounted for approximately 77% of our total gold production in fiscal 2002 and 78% in fiscal 2001. These mines are regarded as older, lower-grade gold producers. Our ability to identify ore reserves that can be mined economically and to maintain sufficient controls on production and other costs will have a material influence on the future viability of these mines. Our results of operations, cash flows and financial condition could be materially and adversely affected by negative developments affecting these operations (such as seismic events, underground fires and labor interruptions).

Because we operate primarily in South Africa and most of our production costs are in Rand, while gold is generally sold in Dollars, our operating results or financial condition could be materially harmed by an appreciation in the value of the Rand.

        Gold is sold throughout the world principally in Dollars, but our operating costs are incurred principally in Rand. As a result, any significant and sustained appreciation of the Rand against the Dollar may, in Dollar terms, materially increase our costs and reduce revenues.

        The Rand has experienced significant depreciation against the Dollar in recent years and continued to weaken against the Dollar throughout calendar 2001, with the Rand depreciating by approximately 58.6% in 2001. The long-term trend of depreciation of the Rand against the Dollar may not continue. If the depreciation trend for the Rand reverses, this change could have a material adverse effect on our operating results or financial condition. During the first six months of 2002, the Rand appreciated by approximately 14% against the Dollar, which has had an adverse effect on our operating results.

        Since the determination of the exchange rate of the Rand is primarily tied to market forces, its value at any time cannot be considered a true reflection of underlying value so long as the exchange controls implemented by the South African government exist. We have no foreign exchange hedging contracts to offset currency fluctuations.

Our gold reserve figures are estimates based on a number of assumptions and may yield less gold under actual production conditions than we currently estimate.

        Our ore reserves figures are estimates which may not reflect actual reserves or future production. We have prepared these figures in accordance with industry practice and SEC Industry Guide number 7, converting mineral resource estimates to an ore reserve through the preparation of a mining plan. The ore reserve estimates contained herein have been determined and valued based on assumed future gold prices, cut-off grades and operating costs that may prove to be inaccurate. Reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our results of operations. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover ore reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our ore reserves. Additionally, short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may adversely affect our profitability in any particular period.

We may incur increased costs or lose opportunities for gains as a result of our agreement with Eskom.

        Under the terms of our agreement with Eskom, our electricity provider, we are obligated to deliver to Eskom fixed amounts of gold at future dates as payment for some of our electricity requirements. If the price of gold rises significantly in Rand terms the value of the gold we deliver to Eskom would increase, thereby depriving us of an opportunity to recognize revenue gains and increasing the cost of electricity to us. Significant increases in the costs of our electricity could have a material adverse effect on our results of operations.

Because we do not use forward sale arrangements to protect against low gold prices with respect to most of our production, we are exposed to the impact of any significant drop in the gold price.

        We do not intend to enter into new forward sales to reduce our risk of exposure to volatility in the gold price. Accordingly, with respect to most of our production, we are not protected against decreases in the gold price and if the gold price decreases significantly we will realize reduced revenues.

Following the sale of 60% of our interest in Crown Gold Recoveries (Pty) Ltd, or CGR, we no longer have full management control over the operations at the Crown Section.

        On July 1, 2002, our ownership interest in the Crown Section decreased to 40%. Accordingly, we no longer exercise full management control over the Crown Section and cannot unilaterally cause CGR to adopt a particular budget, pay dividends or repay its indebtedness, including debt held by us. We cannot assure you that CGR's current management will manage CGR in a manner that is favorable to us. Our results of operations may be adversely affected by conduct over which we have limited control.

The acquisition of East Rand Proprietary Mines Ltd, or ERPM, by CGR, our 40% owned company, is subject to risks and uncertainties which could have a material adverse effect on CGR and, accordingly, on our results of operations.

        In October 2002, CGR entered into an agreement to purchase ERPM, a South African mining company. CGR is acquiring ERPM as is, without indemnification for any disclosed or undisclosed liabilities, which liabilities could ultimately have a material adverse effect on ERPM's results of operation and financial condition. ERPM is exposed to all the risks applicable to a mining operation in the ordinary course. In particular, ERPM has recently experienced some labor unrest, and ERPM could suffer a material adverse effect on its business if such activities are repeated. Additionally, there is a regular ingress of water into the underground workings of ERPM, and the failure of the mine's pumping operations or the installed plugs could have a material adverse effect on ERPM's results of operations and financial condition.

        Additionally, Jetvac CC has instituted proceedings against ERPM claiming R21.5 million ($2.0 million) in a dispute under a stope vacuuming contract. If Jetvac CC is successful in its claim, the result could have a material adverse effect on ERPM's results of operations and financial condition.

Our production costs may fluctuate and have an adverse effect on our results of operations.

        Our historical production costs have varied significantly and we cannot predict what our production costs may be in the future. Production costs are affected by, among other things:

  •
  labor stability, lack of productivity and increases in labor costs;
  •
  unforeseen changes in ore grades and recoveries;
  •
  unexpected changes in the quality or quantity of reserves;
  •
  unstable or unexpected ground conditions with seismicity;
  •
  technical issues;
  •
  environmental and industrial accidents;
  •
  permitting requirements;
  •
  gold theft;
  •
  environmental factors; and
  •
  pollution.

        Any material increase in our production costs will likely have a material adverse effect on our results of operations.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

        Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. Our mineral exploration rights may not contain commercially exploitable reserves of gold. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incidental to exploring for and developing mineral properties, such as:

  •
  encountering unusual or unexpected formations;
  •
  environmental pollution;
  •
  personal injury and flooding; and
  •
  decrease in reserves due to a lower gold price.

        If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. Moreover, we will use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new proven and probable reserves in sufficient quantities to justify commercial operations in any of our properties.

        If management determines that capitalized costs associated with any of our gold interests are not likely to be recovered, we would incur a writedown on our investment in that interest. All of these factors may result in losses in relation to amounts spent which are not recoverable.

        In particular, we estimate that approximately R7.5 billion ($711 million) will be required to complete the first stage of the Argonaut Project, known as the Central Shaft. The current exploration and feasibility study will require approximately R500 million ($47.4 million) to complete which includes R200 million ($19 million) needed to complete the initial seismic survey. We may not be able to raise the finances required to complete these activities.

        Depending on the capital required, we may seek third party financing to fund the development of our exploration projects that we believe have the potential to be profitable. We cannot assure you that such third party financing will be available to us on acceptable terms, or at all.

We may experience problems in managing new acquisitions and integrating them into existing operations which could have a material adverse effect on us.

        Our objective is to grow our business by improving our existing operations as well as through acquisitions. Our success at completing any acquisitions will depend on a number of factors, including, but not limited to:

  •
  identifying acquisitions which fit our strategy;
  •
  negotiating acceptable terms with the seller of the business to be acquired; and
  •
  obtaining approval from regulatory authorities in South Africa and the jurisdiction of the business to be acquired.

        If we do make any acquisitions, any positive effect on our results will depend on a variety of factors including:

  •
  assimilating the operations of an acquired business in a timely and efficient manner;
  •
  maintaining our financial and strategic focus while integrating the acquired business;
  •
  implementing uniform standards, controls, procedures and policies at the acquired business; and
  •
  to the extent that we make an acquisition outside of markets in which we have previously operated, conducting and managing operations in a new operating environment.

        Acquiring additional businesses could place increased pressure on our cash flow if such acquisitions are accomplished by applying cash. The integration of our existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation will require us to incur significant costs in connection with, among other things, implementing financial and planning systems. We may not be able to integrate the operations of the recently acquired subsidiary companies or restructure our previously existing operations without encountering difficulties. In addition, this integration and restructuring may require significant attention from our management team, which may detract attention from our day-to-day business. Over the short-term, difficulties associated with integration and restructuring could have a material adverse effect on our business, operating results, financial condition and price of our securities.

Due to the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased production costs from environmental and industrial accidents and pollution.

        The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with our underground mining operations include:

  •
  rock bursts;

  •
  seismic events;

  •
  discharges of gases and toxic chemicals;

  •
  underground fires and explosions, including those caused by flammable gas;

  •
  cave-ins or falls of ground;

  •
  releases of radioactivity;

  •
  flooding;

  •
  sinkhole formation and ground subsidence;

  •
  other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine; and

  •
  accidents associated with transportation.

        Hazards associated with our open pit mining operations include:

  •
  flooding of the open pit;

  •
  collapses of the open pit walls;

  •
  accidents associated with the operation of large open pit mining and rock transportation equipment;

  •
  accidents associated with the preparation and ignition of large scale open pit blasting operations;

  •
  production disruptions due to weather; and

  •
  hazards associated with processing, such as groundwater and waterway contamination.

        Hazards associated with our rock dump mining and tailings disposal include:

  •
  accidents associated with operating a rock dump and rock transportation;

  •
  production disruptions due to weather;

  •
  collapses of tailings dams; and

  •
  ground and surface water pollution.

        We are at risk of experiencing any and all of these environmental or other industrial hazards. In particular, due to the extreme depth of the Argonaut Project we face heightened risks due to heat, seismicity and rock stresses. The occurrence of any of these hazards could delay production, increase production costs and result in liability for us.

Flooding at our operations may cause us to incur liabilities for environmental damage.

        Like a number of other mining companies in South Africa, we have received financial assistance from the South African government for the pumping of extraneous water from underground mine workings. Application for such assistance is made on an annual basis. However, effective April 1, 1998, the South African government withdrew our pumping subsidy and on July 1, 1998 all pumping at the Durban Deep and West Wits Sections ceased. We expect that the progressive flooding of both the western and central basin will eventually cause the discharge of polluted water to the surface and to local water sources. Flooding of the central basin and the western basin in the area where we have ceased mining operations may cause environmental damage for which we and other parties may be liable. We cannot estimate the amount of any potential liability to us, which amount could materially and adversely effect our financial condition and could have a significant impact on us in the event of joint and several liability.

If we are unable to attract and retain key personnel our business may be harmed.

        The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel, including Mark Wellesley-Wood, our Chairman and Chief Executive Officer. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain "key man" life insurance policies on any members of our executive team. The loss of any of our key personnel could adversely impact our ability to execute our business plan which may adversely effect our results of operations.

Our insurance coverage may prove inadequate to satisfy potential claims.

        We may become subject to liability for pollution or other hazards against which we have not insured or cannot insure, including those in respect of past mining activities. Our existing property and liability insurance contains exclusions and limitations on coverage. In addition, we have experienced large increases in our insurance premiums recently, and insurance may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us, including claims for environmental or industrial accidents or pollution. If we are required to meet claims which exceed our insurance coverage our results of operations would be adversely affected.

Risks Related to Doing Business in South Africa and Papua New Guinea

Government policies aimed at vesting the custodianship of mineral resources in the State in South Africa may adversely impact our operations and profits.

  Surface Right Permits

        In South Africa, surface right permits are not property but are statutory rights issued under repealed mining legislation to use an area of the surface of the land for a specific purpose incidental and ancillary to mining which supercedes the rights of third party ownership of the surface. To the extent that rights to any surface infrastructure or surface use is not held by us or any of our subsidiaries under a surface right permit then we will have to rely on surface ownership or we must reach an agreement with the owner of the surface for such surface use or surface infrastructure.

  Government regulation and legal proceedings

        Our activities are subject to extensive laws and regulations controlling not only the mining of and exploration for mining properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operations and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of our properties. The extent of the adverse financial impact cannot be predicted.

  The Mineral and Petroleum Resources Development Bill

        The Mineral and Petroleum Resources Development Bill, or the Bill, was assented to by the President of South Africa on October 4, 2002. However, the Department of Minerals and Energy, or the Department, is unclear as to when it will come into effect. In order to ensure proper administration, promulgation can only take place once the Money Bill, the amendments to the Mining Titles Registration Act, 1967 (as amended), Regulations, or the Regulations, and the Mining Charter have been completed.

        The Money Bill is currently being drafted by the Department of Finance to provide for the manner in which royalty payments payable by the holder of a prospecting or mining right to the State will be determined. The Money Bill is expected to be published for comment before the end of this year. The Department has prepared the draft to the Mining Titles Registration Act, 1967 (as amended), or the Act, but this has not yet been published and the drafting team still requires further meetings before the amendments can be finalized. It is unlikely that the amendments will be released for public comment before the end of December. The Department is intending to extensively amend the Act. These amendments are needed to bring the provisions contained in the Act in line with those contained in the Bill. The Regulations are also required prior to promulgation of the Bill so as to give effect to certain provisions of the Bill such as the prescribed social and labor plan and the terms and conditions of prospecting and mining rights. The final draft of the Mining Charter was submitted to the President of South Africa for review on October 4, 2002. It was published on October 9, 2002.

        The President of South Africa stated publicly that empowerment in the mining industry is a matter of black participation and not nationalization. Black participation would have to take into account fair market value of the affected assets. The key elements of the Mining Charter are: human resources development, employment equity, access to finance and technology, ownership, access to viable deposits, socio-economic issues, beneficiation strategy and mineral specific constraints. The Mining Charter requires that ownership of 26% of the mining industry assets of each operation must vest in Historically Disadvantaged South Africans, or HDSA's, within ten years of enactment of the Bill. A number of ownership criteria will be considered in determining whether to grant a prospecting or mining right, such as employment equity and human resource development. The transfer of ownership must be transparent and for fair market value. The South African mining industry has committed to assist HDSA's in securing financing to fund participation in an amount of R100 billion within the first five years of enactment of the Bill.

        The Bill proposes that the State will become the custodian of all South Africa's mineral resources. The State will have the right to grant, control and administer access to those mineral resources. Royalties are payable to the State in consequence of exercising the prospecting and mining rights to be granted under the Bill, when enacted. Ensuring security of tenure for existing operations is a primary objective of the Bill in view of it extinguishing ownership of mineral rights in a phased manner. All existing prospecting operations have two years and existing mining operations have five years after enactment of the Bill to convert existing rights to prospect or mine in order to bring those rights within the proposed new order. We have to comply with a number of requirements to effect such conversion which will be based on the principle of "use it and keep it", including the provisions of the Mining

Charter and prescribed social and labor plans. The refusal of a substituted right may have a material adverse effect on our operations.

        In respect of the Argonaut Project, we must submit an application for a prospecting permit. Before being in a position to do so, we must obtain the consent of the local authority and engage in a public consultation process with interested and effected parties as a result of the project underlying residential township areas. It is possible that, as a result of these requirements, a delay of six to eight months or more will be incurred before we will be in a position to submit our application for a prospecting permit. If the Bill is enacted in the interim, we will have one year within which to apply for a prospecting permit under the new mining regime. If the application is not submitted within the one year period or is refused, our registered title to the mineral rights falling within the Argonaut Project will be extinguished.

Since our labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

        We currently employ and contract approximately 21,000 people in South Africa, of whom, approximately 70% are members of trade unions or employee associations. This includes all employees of CGR but excludes employees at ERPM. Accordingly, we are at risk of having our production stopped for indefinite periods due to strikes called by unions and other labor disputes. In South Africa, in addition to strikes, on occasion we experience work stoppages based on national trade union "stay away" days regardless of the state of our relations with workforce. We have entered into various agreements regulating wages and working conditions at our South African mines through June 30, 2003 at which time we will need to re-negotiate these agreements. Significant labor disruptions may have a material adverse effect on our operations and financial condition. We are not able to predict whether we will experience significant labor disputes in the future.

        In recent years, labor laws in South Africa have significantly changed in ways that affect our operations. In particular, laws that provide for mandatory compensation in the event of termination of employment for operational reasons and that impose large monetary penalties for non-compliance with the administrative and reporting requirements of affirmative action policies could result in significant costs to us. In addition, future South African legislation and regulations relating to labor may further increase our costs or alter our relationship with our employees.

Our operations in South Africa and Papua New Guinea are subject to extensive regulations which could impose significant costs and burdens.

  Environmental

        Our South African operations are subject to various environmental laws and regulations including, for example, those relating to water management, waste treatment, emissions and disposal, and must comply with permits or standards governing, among other things, tailings dams and waste disposal areas, water use, air emissions and water discharges. We may, in the future, incur significant costs to comply with the South African environmental requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. Also, we may be subject to litigation and other costs as a result of environmental rights granted to individuals under South Africa's Constitution or other sources of rights. These costs could have a material adverse effect on our business, operating results and financial condition.

        The Blyvoor Section has its own unique environmental risks, due to its dolomitic geology, sinkholes and subsidences which require remediation using appropriate cost-effective filling techniques.

        Additionally, two of our operations have to pump mine water to the surface. The consequence of this pumping could be that ground water, streams and wetlands become polluted. Also, dolomitic rock will be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in dolomitic formations. As the water reaches the surface, there will be an increased risk of damage to municipal services, foundations of buildings and properties. We have not conducted an assessment of the full scope of such potential environmental damage, nor are we aware to what extent we may be liable for such damage, if any, resulting from continued or previous flooding of our mines, including the affected mines or other mines not currently experiencing flooding problems.

        The Tolukuma Section in Papua New Guinea also has site specific environmental risks associated with its operations. Tailings are routinely discharged into the Auga/Angabanga river system in accordance with a permit issued by the Papua New Guinea Department of the Environment. Due to the elevated concentrations of heavy metals naturally occurring in the ore, in particular lead, mercury and arsenic, discharges are monitored closely in accordance with the terms of an environmental monitoring program. Cyanide associated with the tailings deposited is detoxified and cyanide levels are monitored daily. However, should we be unable to control the cyanide, the increased levels of cyanide could pose potential adverse health risks to the surrounding communities and may result in us violating our mining permit conditions under the PNG Environmental Act 2000 and Regulations 2000 and may expose us to civil and criminal liability when this legislation comes into effect.

        South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. In addition, during the operational life of their mines, they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. We fund these environmental rehabilitation costs by making contributions into environmental trust funds established for each of the operations, which amounts are approved by the authorities. As of June 30, 2002, we had contributed a total of $12.1 million to the funds. Changes in legislation or regulations (or the approach to enforcement of them) or other unforeseen circumstances may materially and adversely affect our future environmental expenditures or the level and timing of our provisioning for these expenditures.

        In the future, compliance with the Mine Health and Safety Act, 1996 (as amended) and the Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), may require significant expenditures which could have a material and adverse effect on our operations.

  Land Claims

        Our privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of Land Rights Act, 1994 (as amended), or Land Rights Act. Under the Land Rights Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. We have not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which we are notified in the future could have a material adverse effect on our right to the properties to which the claims relate and, as a result, on our business, operating results and financial condition.

AIDS poses risks to us in terms of productivity and costs.

        Acquired Immune Deficiency Syndrome, or AIDS, represents a very serious threat to us and the mining industry in South Africa as a whole in terms of the potential reduced productivity and increased medical costs. The exact extent of infection in our workforce is not known at present. However, it is estimated by the industry that the prevalence of HIV, the virus that causes AIDS, in the mining industry workforce in South Africa is approximately 37%. Reductions in productivity and increases in medical costs would adversely effect our results of operations.

Political or economic instability in South Africa or regionally may have an adverse effect on our operations and profits.

        We are incorporated and own significant operations in South Africa. As a result, political and economic risks relating to South Africa could adversely affect business operating results and financial conditions. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may have an adverse impact on our operations and profits. In recent years, South Africa has experienced high levels of crime and unemployment. These problems have impeded fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, we may have difficulties attracting and retaining qualified employees.

        Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign reserves have been relatively low. In the late 1980s and early 1990s, inflation in South Africa reached record highs. This increase in inflation resulted in considerable year on year increases in operational costs. In recent years, the inflation rate has decreased and as of November 2002 the inflation rate stood at 12.7%. A return to significant inflation in South Africa, without a concurrent devaluation of the Rand or an increase in the price of gold, could have a material adverse effect on our operating results and financial condition.

        There has been regional political and economic instability recently in neighboring Zimbabwe. Any similar political or economic instability in South Africa could have a negative impact on our ability to manage and operate our South African operations and could adversely effect our results of operations.

Our ability to conduct business outside South Africa could be materially constrained by South African exchange control regulations.

        South Africa's exchange control regulations restrict the export of capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area. Transactions between South African residents (including companies) and non-residents of the Common Monetary Area are subject to exchange controls enforced by the South African Reserve Bank. As a result, our ability to raise and deploy capital outside the Common Monetary Area is restricted. In particular, we are:

  •
  generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African Reserve Bank;

  •
  generally required to repatriate to South Africa profits of our foreign operations; and

  •
  limited in our ability to utilize the income of one foreign subsidiary to finance the operations of another foreign subsidiary.

        These restrictions could adversely affect our operations, particularly our ability to fund acquisitions and exploration projects outside South Africa.

An acquisition of non-South African shares or assets, or South African shares or assets from a non-South African, by South African resident purchasers is subject to exchange control regulations and may not be granted regulatory approval.

        Potential acquisitions of non-South African shares, or assets or South African shares or assets from a non-South African by South African resident purchasers, are subject to prior approval by the South African Reserve Bank, or SARB, pursuant to South African exchange control regulations. The SARB may refuse to approve such proposed acquisitions by us in the future. As a result, our management may be limited in its ability to consider strategic options and our shareholders may not be able to realize the premium over the current trading price of our ordinary shares which they might otherwise receive upon such an acquisition.

Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.

        We are incorporated in South Africa. Substantially all of our directors and executive officers (and certain experts named herein) reside outside of the United States. Substantially all of the assets of these persons and substantially all of our assets are also located outside the United States. As a result, it may not be possible for investors to effect service of process on these persons or us within the United States or to enforce a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof against these persons or us. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

  •
  the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

  •
  the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);

  •
  the judgment has not been prescribed;

  •
  the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

  •
  the judgment was not obtained by fraudulent means;

  •
  the judgment does not involve the enforcement of a penal or revenue law; and

  •
  the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act, 1978 (as amended), of South Africa.

        It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. An original action based on United States federal securities laws cannot be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South African courts.

ITEM 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

        Durban Roodepoort Deep, Limited is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. Our operations consist of the North West Operations, the Blyvoor Section and our 40% interest in Crown Section, all in South Africa, and the Tolukuma Section in Papua New Guinea. We also have exploration projects in South Africa, Papua New Guinea and Australia, though our principal focus is on our operations in South Africa. Gold currently accounts for more than 14% of the value of total South African exports. South Africa is the world's largest producer of gold, with an annual production of more than 400 tons according to the World Gold Council.

        Our registered office and business address is 45 Empire Road, Parktown, Johannesburg, South Africa, 2193. The postal address is P.O. Box 390, Maraisburg 1700, South Africa. Tel. (+27 11) 381-7800, Fax (+27 11) 482-4641. We are registered under the South African Companies Act, 1973 (as amended) under registration number 1895/000926/06. For our ADRs, the Bank of New York, 101 Barclay Street., New York, NY 10286 has been appointed as agent.

        We are a public company, formed on February 16, 1895 and our shares were listed on the JSE that year. In 1898, our milling operations commenced with 30 stamp mills. In that year, we treated 38,728 tons of ore and produced 22,958 ounces of gold. We have focused our operations on the West Witwatersand basin which has been a gold production region for over 100 years. The Blyvoor Section and North West Operations, which is comprised of the Buffels Section and Harties Section, are predominantly underground operating mines located within the Witwatersrand Basin, exploiting gently to moderately dipping gold bearing quartz pebble conglomerates in addition to certain surface sources. The Crown Section, also located within the Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations.

        Our operational focus is to increase production, improve productivity and reduce costs. Our cash costs have decreased from an average of $258 per ounce of gold in 2000 to $209 per ounce of gold in 2002. Since 1997, our production has increased from less than 170,000 ounces per year to in excess of one million ounces in fiscal 2002. We currently process approximately 0.3 million tons of ore per month from underground operations with an average recovery of 0.215 ounces of gold per ton of ore. Surface production is derived from tailings dams and waste rock of approximately 1.8 million tons per month with an average recovery of 0.017 ounces of gold per ton of ore processed.

        Available proven and probable reserves as of June 30, 2002 were estimated at 16.3 million ounces, as compared to approximately 14.4 million ounces at June 30, 2001 representing a 13% increase. The increase in the average gold price during fiscal 2002 decreased the economically viable cut-off grade and thus increased our proven and probable reserves. We seek to upgrade resources to reserves through development and to acquire additional new reserves through acquisitions. Our metallurgical plants have a combined throughput capacity of 24 million tons per annum.

        We have had a number of changes in management and in the composition of our board of directors during the last year. Our reorganized management team has made important changes to our business, most notably, a major restructuring of our hedge book. We have embraced the South African government's drive for black empowerment and concluded a transaction with Kumho Bathong Holdings (Pty) Ltd, or KBH, involving the sale of a 60% share of our interest in CGR. We also took positive steps to start growing our asset base and making our production profile more sustainable. For example we accelerated our exploration programs at the Tolukuma and Harties Sections. We re-commissioned the No. 6 shaft at the Harties Section and, through a new decline, accessed additional reserves. The expansion program at the Blyvoor Section has resulted in new mining areas being accessed and the ore reserves increasing.

        As a result of the increase in our proven and probable reserves, the life at the Blyvoor Section has been extended from 12 to 26 years; the life at the Buffels Section is eight years, and the Harties Section now has a life of ten years compared with less than one year when we acquired it in 1999. We believe the results are indicative of our focus and strategy under our reorganized management team.

Our History and Development

        In 1992, our holding group (Rand Mines) was restructured and a new company, Randgold & Exploration Company Limited, or Randgold, was formed to provide management services to our gold mines.

        During 1996, we acquired the entire share capital of West Witwatersrand Gold Holdings Limited, which was the parent company of West Witwatersrand Gold Mines Ltd or West Wits, in exchange for an aggregate of 1,846,087 ordinary shares. Simultaneously with this transaction, we acquired the Consolidated Mining Corporation Ltd's loan to West Witwatersrand Gold Holdings Limited and the entire issued capital and shareholders' claim and loan account of East Champ d'Or Gold Mine Ltd, a gold mining company with mining title in the West Rand.

        Also during 1996, our ADRs began trading on the Nasdaq National Market. However, in December 2000, we received notice from the Nasdaq Stock Market, Inc. of its intention to de-list our ADRs from the Nasdaq National Market due to the fact that the ADRs were consistently trading below the required minimum bid price of $1.00. In February 2001, we decided to voluntarily remove our ADRs from the Nasdaq National Market. Our ADRs are now listed on the Nasdaq SmallCap Market.

        In August 1997, we purchased the mineral rights represented by the Argonaut Project from Randgold.

        On September 15, 1997, we acquired the entire share capital of Blyvooruitzicht Gold Mining Company Ltd, or Blyvoor, in exchange for 12,693,279 ordinary shares, calculated at a ratio of 25 ordinary shares for every 100 Blyvoor shares. Also on September 15, 1997, we acquired Buffels in exchange for 14,300,396 ordinary shares, calculated at a ratio of 110 of our ordinary shares for every 100 Buffels ordinary shares.

        On September 14, 1998 we acquired Crown in exchange for 5,925,139 ordinary shares, calculated at a ratio of 11.55 of our ordinary shares for every 100 Crown linked units. A Crown linked unit was comprised of one Crown ordinary share and one Crown unsecured variable-rate debenture, due November 10, 2003, then valued at R3.00.

        On August 16, 1999, Buffels acquired the majority of the assets and liabilities of the Harties mining operation from Avgold Limited, a South African mining company, for R45 million.

        During September 1999, we purchased 28,693,002 (19.9%) ordinary shares in Dome Resources Ltd, or Dome, for R34.9 million ($3.3 million). On March 13, 2000 we made an unconditional offer to the shareholders of Dome to acquire all the shares in Dome which we did not already own. The offer consisted of one of our ordinary shares and A$0.80 cash for every nine Dome shares. The closing date for this offer was April 13, 2000 but the offer was extended as only 92% of Dome ordinary shares had been acquired. We completed this acquisition in June 2001.

        During August 2000, our management decided to cease all operations at the Durban Deep Section and both underground and open pit operations at the West Wits Section. This decision was taken after the South African government withdrew the water pumping subsidy. Without the subsidy, mining at the Durban Deep Section would become prohibitively expensive.

        In April 2001, we launched the Blyvoor Expansion Project. This project will facilitate the commissioning of additional infrastructure and the opening up of additional mining areas to further enable the effective mining of payable mineral resources at the Blyvoor Section. As a result of this anticipated increase in production, the life of the mine for the Blyvoor Section has been increased to 25 years.

        In June 2002, we entered into an agreement with Bophelo Trading (Pty) Limited, or BTL for the sale of the West Wits gold plant and certain related assets for R25 million ($2.4 million) to process certain sand dumps, surface materials, freehold areas and surface right permits located at the West Wits Section. We retain the right to mine underground by virtue of certain mining titles and mining authorizations on the property. The purchase price was to be paid in installments from September 30, 2002. As part of the agreement, we agreed to indemnify BTL against any loss, damage or expense which BTL might incur as a result of any liability in connection with the transferred assets, the cause of which arose prior to this sale. The sale is still pending and the agreement has not yet taken effect as a number of conditions precedent are still outstanding. We are re-negotiating the agreement with BTL to amend the payment terms of the purchase price and the payment of the purchase price has been suspended by agreement until these negotiations are complete.

Important Events in the Current Year

        During February and May 2002, we conducted private placements for a total of 12,000,000 of our ordinary shares. The net proceeds of these private placements was R445.5 million ($42.2 million) which we used to partially fund a major restructuring of our hedgebook.

        During the course of the audit exercise for the 2000 fiscal year, certain irregular transactions came to our attention. An internal investigation commenced at the insistence of a special committee of the board of directors. During the course of this investigation, we discovered that all 8,282,056 ordinary shares issued ostensibly for the acquisition of the Rawas gold mine in 1999 were invalidly issued and allotted. At a shareholders' meeting, our shareholders resolved, by special resolution, that we should apply to the High Court of South Africa for validation of the issuance of the ordinary shares. We have made this application and the High Court of South Africa validated the issuance on June 19, 2002.

Important Subsequent Events

        Effective July 1, 2002, we engaged in a transaction consistent with our black empowerment strategy by entering into a share purchase agreement with Crown Consolidated Gold Recoveries Ltd, or Crown, Industrial Development Corporation of South Africa, or IDC, and KBH. Under this share purchase agreement, we sold 57% of our interest in CGR to IDC and 3% of our interest in CGR to KBH. KBH obtained an option to purchase IDC's shares of CGR. IDC and KBH also each purchased their respective share of three shareholder loans, aggregating R190.1 million ($18 million) owed by CGR to us.

        As part of this transaction, we loaned KBH R5.3 million ($0.5 million) to fund its initial purchase of 3% of our interest in CGR. The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 3%. At November 30, 2002 the interest rate on the loan stood at 20% and the outstanding balance was R5.7 million ($0.6 million). This loan has a term of five years from

July 1, 2002 and is repayable on demand. This loan was secured by a pledge of 48,928,824 shares of ERPM held by KBH. However, since the acquisition of ERPM by CGR, the loan is no longer secured.

        Shortly thereafter, KBH chose to exercise its option to purchase all of IDC's interest in CGR. As a result, with effect from July 15, 2002, the share capital of CGR is now owned 40% by us and 60% by KBH. Also, as part of this transaction, KBH repaid to IDC IDC's portion of the shareholder loans on behalf of CGR. Consequently, CGR now owes 60% of the loans to KBH and 40% of the loans to us.

        Also as part of this transaction, KBH subscribed for 4,794,889 of our ordinary shares for a cash subscription price of R68 million ($6.4 million). The subscription agreement entered into by us and KBH places restrictions on KBH's ability to sell or otherwise dispose of these shares.

        In October 2002, CGR entered into an agreement to acquire 100% of the outstanding share capital of and loan accounts in ERPM for R100 million ($9.5 million). This transaction has been approved by the South African competition authorities. In connection with this transaction, we have provided ERPM with a loan of R10 million ($0.9 million). In addition, an amount of R60 million ($5.7 million) was lent by us to CGR which CGR paid to the then shareholders of ERPM as an interest free loan. CGR has received from the shareholders, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the shareholders' claim to CGR. The South African competition authorities have approved the transaction and the R60 million ($5.7 million) loan is deemed to be part payment of the purchase price of R100 million ($9.5 million) by CGR for the acquisition of the shares and the claims of ERPM.

        On November 12, 2002 we issued $66,000,000 of 6% Senior Convertible Notes due 2006, in a private placement. We issued the notes at a purchase price of 100% of the principal amount thereof. If not converted or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006. The notes are convertible into our ordinary shares, or, under certain conditions, American Depositary Receipts, or ADRs, at a conversion price of $3.75 per share or ADR, subject to adjustment in certain events. We are entitled to redeem the notes at their accreted value plus accrued interest, if any, subject to certain prescribed conditions being fulfilled, after November 12, 2005. We offered the notes only to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended, or the Securities Act, and to non-U.S. persons in reliance on Regulation S under the Securities Act.

        On December 13, 2002, we requested that Deloitte & Touche resign as our independent auditors. Deloitte & Touche have indicated orally to us that effective December 31, 2002, they intend to resign. In response to this, we have engaged KPMG as our new independent accountants effective January 1, 2003, pending Deloitte & Touche's written resignation. Our Audit Committee recommended, and our Board of Directors authorized and approved, the decision to accept the resignation of Deloitte & Touche and to replace them with KPMG.

        The reports of Deloitte & Touche on our financial statements for the past two fiscal years have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

        In connection with our audits for the two most recent fiscal years there have been no disagreements between us and Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte & Touche would have caused Deloitte & Touche to make reference thereto in its reports on our financial statements for such years.

        During the two most recent fiscal years there have been no reportable events with regard to us.

        During the two most recent fiscal years, neither we nor any other person on our behalf has consulted with KPMG LLP on any application of accounting principles or any other matter set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K under the Securities and Exchange Act of 1934, as amended.

        On December 16, 2002 we announced our proposed acquisition of 14% of Emperor Mines Limited, an Australian listed gold mining company for A$11.5 million ($7.8 million). Emperor Mines Limited produces about 150,000 ounces of gold a year from its Vatukoula mine in Fiji. As part of the acquisition we will have the right to appoint two members of the eight member board of Emperor Mines Limited. This acquisition is subject to the approval of the South African Reserve Bank.

B.    Business Overview

Strategy

        Our business strategy is to continue to provide controlled, well-managed growth and establish a reputation of strong corporate governance. The following are the key elements of this strategy:

  •
  Increasing Gold Production.    We intend to increase gold production from our existing operations through capital expenditure programs that will extend the economic lives of our gold mines and supplement our planned organic growth. These programs include upgrading our treatment plants and accessing new mining areas in and around our existing operations.

  •
  Conduct Exploration Activities.    We will continue our exploration activities to accelerate the conversion of ore resources to ore reserves. Over the longer term we intend to increase our gold production by exploring in areas which are adjacent to our existing operations in South Africa, commonly referred to as brownfields developments. We also plan a brownfields exploration program including a detailed examination of the deep-level gold deposit in southern Johannesburg known as the Argonaut Project.

  •
  Acquire Gold Producing Assets.    We plan to accelerate our organic growth with cost-effective acquisitions by acquiring gold producing businesses or companies. Criteria for investment will include favorable financial returns and compatibility with our existing business.

  •
  Reducing Gold Production Costs.    Our strategy includes reducing production costs by continuing to employ rigorous cost controls and management of working capital and input costs. We believe costs can be reduced by improving our utilization of existing infrastructures and implementing a flat management structure that is focused on reducing administrative costs and managing ore reserves in a manner that allows for effective grade control. We also intend to reduce operational risk by a number of physical measures, such as increased planned maintenance, equipment improvements and asset protection.

  •
  Providing Exposure to Gold Price.    Our objective is to build a company which offers investors a high level of gearing to the gold price combined with prudent financial safeguards. To accomplish this we have undertaken a major restructuring of our hedge book. Our investors now have an increased participation in any rise in the price of gold and we do not intend to cause this to change. We have retained some protection against a decrease in the price of gold and we will consider protecting our marginal production and capital programs as appropriate.

  •
  Corporate Governance.    Our reorganized management team intends to stay vigilant in our corporate governance, continuing to comply with international standards and maintaining regular and substantive communications with all stakeholders. We have instituted a new Health and

    Safety policy, Training and Skills development and a proactive Black Empowerment initiative, all overseen by an independent board of directors.

        CGR's acquisition of ERPM is an example of our acquisition strategy. We have provided financial support for the transaction as well as the managerial expertise to run the operation. ERPM is an under-performing mine located to the east of Johannesburg with extensive underground workings and a number of surface tailings dams and dumps. This transaction offers:

  •
  opportunity to increase future CGR gold production;

  •
  potential for cost reductions under our management through our mining techniques and cost control process;

  •
  operational synergies with CGR which should allow ERPM to reduce production costs;

  •
  attractive financial returns based on the acquisition price for the identified gold reserves and resources; and

  •
  demonstrable evidence of our commitment to Black Empowerment.

West Witwatersrand Basin Geology

        Blyvoor Section and North West Operations (comprising Buffels Section and Harties Section) are predominantly underground operating mines located within the Witwatersrand Basin, exploiting gold bearing reefs in addition to certain surface sources. Crown Section, also located within the Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. Our underground operations are typical of the many operations in the area which together have produced some 40,000 tonnes of gold over a period of more than 100 years.

        The Witwatersrand Basin comprises a 6km vertical thickness of sedimentary rocks situated within the Kaapvaal Craton, extending laterally for some 300km east-northeast and 100km south-southeast. The sedimentary rocks generally dip at shallow angles towards the center of the basin though locally this may vary. The Witwatersrand Basin is Archaean in age and the sedimentary rocks are considered to be approximately 2.7 to 2.8 billion years old.

        Gold mineralization in the Witwatersrand Basin occurs within horizons termed reefs. These occur within seven separate goldfields located along the eastern, northern and western margins of the basin. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. As a result of faulting and other primary controls of mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 2m thick and in certain instances, these deposits form stacked elastic wedges which are tens of meters thick.

        The gold generally occurs in native form within the various reefs, often associated with pyrite and carbon.

Description of Our Mining Business

  Exploration

        Exploration activities are focused on the extension of existing orebodies and identification of new orebodies both at existing sites and at undeveloped sites. Once a potential orebody has been discovered, exploration is extended and intensified in order to enable clearer definition of the orebody and the portions with the potential to be mined. Geological techniques are constantly refined to improve the economic viability of exploration and exploitation.

  Mining

        The mining process can be divided into two main phases: (i) creating access to the orebody and (ii) mining the orebody. This basic process applies to both underground and surface operations.

  •
  Access to the orebody.    In underground mines, access to the orebody is by means of shafts sunk from the surface to the lowest economically and practically mineable level. Horizontal development at various intervals off a shaft (known as levels) extends access to the horizon of the reef to be mined. On-reef development then provides mining access.

        In open-pit mines, access to the orebody is provided by overburden stripping, which removes the covering layers of topsoil or rock, through a combination of drilling, blasting, loading and hauling, as required.

  •
  Mining the orebody.    The process of ore removal starts with drilling and blasting the accessible ore. The blasted faces are then cleaned and the ore is transferred to the transport system. In open-pit mines, gold-bearing material may require drilling and blasting and is usually collected by loaders or shovels to transfer it to the ore transport system.

        In underground mines, once ore has been broken, scraper systems collect ore from the faces and transfer it to a series of ore passes which gravity feed the ore to hoisting levels at the bottom of the shaft. The ore is then hoisted to the surface in dedicated conveyances and transported either by conveyor belts or other surface systems to the treatment plants. In addition to ore, waste rock broken to access reef horizons must similarly be hoisted and then placed on waste rock dumps. In open-pit mines, ore is typically transported to treatment facilities in large capacity vehicles.

Our Metallurgical Plants and Processes

  •
  North West Operations

        Metallurgical processing facilities at our North West Operations include four operating plants one serving the Buffels Section, known as the Buffels Plant, and three serving the Harties Section, namely the No. 2 Gold Plant, or 2GP, the Low Grade Gold Plant, or LGGP, and the No. 7 Gold Plant or 7GP. These have a combined operating capacity of 711,000 tonnes per month, or tpm. Currently 2GP treats underground sources with LGGP and 7GP processing surface sources. LGGP also treats oversize screened ore from 2GP feed.

        Buffels Plant:    Commissioned in 1957, the original plant comprised of a conventional circuit including multi-stage crushing and grinding followed by standard dissolution and recovery circuits. The plant was modified from 1994 to 1997 through the closure and demolition of the original comminution sections. This allowed early recovery of clean-up gold and the commissioning of a modern semi-autogenous, or SAG, milling circuit.

        The current circuit comprises a split stream for milling surface sources and underground ore prior to conventional thickening, cyanide leaching, filtration, zinc precipitation through a Merrill Crowe system and smelting to doré. Both waste and underground milling circuits consist of dedicated SAG mills operating in closed circuits with hydocyclones. The surface sources mill product is further enriched through a flotation circuit, the concentrate being combined with the milled underground ore prior to the leach circuit. The current operating capacity is approximately 310,000tpm which is split as 54,000tpm and 256,000tpm for the underground and surface materials respectively. As a result of the relatively recent commissioning, the comminution and flotation circuits are in a very good condition both mechanically and structurally.

        2GP:    Commissioned in 1954, this plant is comprised of a circuit including multi-stage crushing and milling, flotation, leaching, filtration, zinc precipitation and smelting to doré. The pyrite concentrate from the flotation circuit undergoes cyanidation, during which the majority of gold dissolution takes place. The flotation residues are further processed through a slimes leach circuit. Pyrite concentrates are subsequently oxidised through a roasting operation with sulphuric acid being produced as a by-product and the resultant calcine undergoing further cyanidation for additional gold recovery. We recently de-commissioned the Kemix pumpcell scavenging plant. The operating capacity of the plant is 160,000tpm. This plant is in need of extensive upgrades. It is our intention to demolish this plant at the same time as 7GP. Underground material will then be transferred to LGCP for processing.

        LGGP:    Commissioned in 1987, this plant is comprised of a circuit including crushing, closed circuit milling, thickening, cyanidation and gold recovery in a Carbon-In-Pulp, or CIP, plant, elution, electrowinning and smelting to doré. The current operating capacity of the plant is 155,000tpm.

        7GP:    Commissioned in 1963, this plant is comprised of a circuit including crushing and milling closed by hydrocyclones, and pyrite flotation producing a concentrate for transportation by road tanker to 2GP, where it is further treated in the pyrite section for gold and sulphruic acid production. Sulphur is currently added to the flotation plant feed to improve flotation performance and produce a concentrate capable of being processed through the acid plant circuit. The current operating capacity of the plant is 86,000tpm. Recently, this plant has been used to mill open pit material for cyanidation at 2GP. This plant is in need of extensive upgrades. It is our intention to demolish this plant, along with 2GP, when the supply of rock dump and open pit material is exhausted.

  •
  Blyvoor Section

        Commissioned during 1969 following relocation as a result of sinkhole formations on the original site, the current plant has an operating capacity of 200,000tpm. This capacity has been recently exceeded. As a result, the maximum throughputs are projected at 207,000tpm. We consider that despite the projected tonnage exceeding the plant capacity in the short term, with sustained plant availability in line with historical achievement and with the four-shift system in place the plant facilities are appropriate to meet the life of mine requirements.

        Metallurgical processing facilities at Blyvoor Section are comprised of a single metallurgical plant. The process route is based on a conventional flowsheet comprising multi-stage crushing, open circuit primary and closed circuit secondary milling with hydrocyclones, thickening and cyanide leaching in a Carbon-in-Pulp, or CIP, carousel arrangement. The gold is recovered through electrowinning followed by smelting to doré. The circuit was recently modified by the closure of the original gold recovery system and the commissioning of a modern carbon Kemix Pump-cell plant.

  •
  Crown Section

        Metallurgical processing facilities at Crown Section include three operating plants, known as the City Deep Plant, the Crown Plant and the Knights Plant. Additionally, after CGR's purchase of ERPM on October 10, 2002, the Crown Section also includes the ERPM plant. All of the plants have undergone various modifications during recent years resulting in significant changes to the circuits, specifically, the upgrading of sand sources and currently have sufficient combined operating capacity for the leaching circuits.

        City Deep Plant:    Commissioned in 1987, this plant is comprised of a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, Carbon-in-Leach or CIL, elution and zinc precipitation followed by calcining and smelting to doré. In 1998, the plant was converted to a slimes only operation. However, due to operational difficulties caused by the particulate nature of the slimes, the milling circuit has subsequently been recommissioned to facilitate the treatment of sand. The current operating capacity of the plant is 200,000tpm.

        Crown Plant:    Commissioned in 1982, this plant has already been modified and is comprised of a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré. The current operating milling capacity of the plant is 310,000tpm (leach circuit 450,000tpm).

        Knights Plant:    Commissioned during 1988, the circuit comprises screening, primary cycloning, spiral pre-concentration, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electrowinning and smelting to doré. The current operating capacity of the plant is 320,000tpm.

  •
  West Wits Section

        The metallurgical plant at West Wits was taken over by Crown for processing sand dumps only during 2000. Underground and open-cast mining ceased at this section in August 2000. In June 2002, we entered into an agreement with BTL for the sale of the West Wits gold plant and certain related assets.

  •
  Tolukuma Section

        The Tolukuma plant was built in 1995. It is a compact plant as it is located on the top of a very steep sided mountain. The plant consists of a closed circuit SAG mill that is capable of processing 18,000tpm. There is no thickener in circuit and the cyclone overflow reports directly to a CIL plant. Cyanide in the residue is neutralized in a detoxification plant prior to riverine discharge. The loaded carbon is eluted in an AARL elution plant. About 25% of the gold is recovered in the milling circuit using a Knelson concentrator.

Marketing

        All gold produced by our South African operations is sold by the Rand Refinery Ltd, after refining under an agreement signed by us in October 2001. At our various operations the gold bars which are produced consist of approximately 85% gold, 7-8% silver and the balance copper and other common elements. The gold bars are sent to the Rand Refinery Ltd for final refining where the gold is purified to 99.9% purity and cast into troy ounce bars of varying weights. Rand Refinery Ltd then sells the gold for the London afternoon fixed price on the day the gold is sold. In exchange for this service, we pay Rand Refinery Ltd a variable refining fee plus fixed marketing, loan and administration fees. We currently own 10.6% of Rand Refinery Ltd (which is jointly owned by South African mining companies) and Mr. Ian Murray, one of our executive directors, is also a director of Rand Refinery Ltd.

        The gold produced in Papua New Guinea is sold directly to N.M. Rothschild under an agreement signed by us in December 2001. Proceeds for gold sold are received within two days. The selling price is determined by the previous day's London afternoon fixed price and we are paid in Dollars.

Total Ore Reserves (all mines)

        Only those reserves which qualify as proven and probable reserves for purposes of the SEC's Industry Guide number 7 are presented in this Annual Report. The following definitions apply:

Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Proven (Measured) Reserves
Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.
Probable (Indicated) Reserves
Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation

        The mineral resource is reported by the mineral resource staff of each mine and the reports are compiled by the mine manager. The Tolukuma Mine mineral resource is reported by Michael John Bird, Chief Exploration Geologist.

        The ore reserve is inclusive of diluting materials and allows for losses that may occur when the material is mined. Ore reserve tons, grade and content are quoted as delivered to the gold plant. The cut-off grade is based upon direct costs from the mining plan, taking into consideration production levels, production efficiencies and the budgeted costs. We utilize two types of pay-limits. The first is full pay-limit, which includes all the costs, mining processing and overhead to calculate the full pay-limit grade. The second is the marginal pay-limit which only includes mining and processing costs to calculate the marginal pay-limit grade, resulting in a lower figure than the full pay-limit grade.

        Our ore reserves figures are estimates, which may not reflect actual reserves or future production. We have prepared these figures in accordance with the industry practice, converting mineral resource estimates to an ore reserve through the preparation of a mining plan. The ore reserve estimates contained herein have been determined and valued based on assumed future gold prices, cut-off grades and operating costs that may prove to be inaccurate. However, estimates inherently include a degree of uncertainty and depend to some extent on statistical inferences, which may prove unreliable.

        Reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover ore reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our ore reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may adversely affect our profitability in any particular accounting period.

        The international mining consulting firm of Resource Service Group has audited the 2002 ore reserves, to the extent of our current mining plans.

        Based on an assumed gold price of $320 per ounce and an assumed exchange rate of R10 to $1.00 our total attributable proven and probable ore reserves at June 30, 2002 are as follows:

	Tonnes	Grade	Gold
	(mt)	(g/t)	('000 ozs.)
Underground
North West Operations
- Proven Reserve	22.38	7.0	5,030
- Probable Reserve	15.25	6.0	2,953
Blyvoor Section
- Proven Reserve	19.23	6.9	4,261
- Probable Reserve	15.47	5.5	2,725
Tolukuma Section
- Proven Reserve	0.064	16.7	34
- Probable Reserve	0.098	13.9	44
Total Underground
- Proven Reserve	41.69	7.0	9,324
- Probable reserve	30.81	5.8	5,723
Total Underground Reserves	72.50	6.5	15,047

Surface
North West Operations
- Proven Reserve	—	—	—
- Probable Reserve	20.81	0.6	406
Blyvoor Section
- Proven Reserve	7.33	1.1	249
- Probable Reserve	—	—	—
Crown Section(1)
- Proven Reserve	19.57	0.6	403
- Probable Reserve	5.82	0.7	133
Total Surface
- Proven Reserve	26.90	0.8	652
- Probable reserve	26.63	0.6	539
Total Surface Reserves(1)	53.53	0.7	1,191

Open Pit
North West Operations
- Proven Reserve	—	—	—
- Probable reserve	0.52	1.5	25
Total Open Pit
- Proven Reserve	—	—	—
- Probable Reserve	0.52	1.5	25
Total Open Pit Reserves	0.52	1.5	25

Total Proven and Probable Reserves(1)	126.50	4.0	16,263

(1)
Reflects our attributable 40% interest in the Crown Section, subsequent to our sale of 60% in the Crown Section with effect July 1, 2002.

Recent Capital Investments

•
In July and October 1999, we issued a total of 8,282,056 ordinary shares, to various creditors of Laverton Gold NL and its subsidiary PT Barisan Tropical Mining. The creditors to whom such ordinary shares were issued included CAM and Continental Goldfields NL. These ordinary shares were ostensibly issued pursuant to the planned acquisition of Rawas, a gold mine located in Indonesia.

•
After acquiring an initial 19.9% investment in Hargraves Resources NL, or Hargraves, for R33.6 million ($3.2 million) we announced on July 12, 1999 our intention to make a bid to acquire all of the outstanding shares of Hargraves. On September 15, 1999, the bid, consisting of one ordinary share and A$0.70 for every seven Hargraves shares was launched. We issued 12,702,835 ordinary shares at an aggregate value of approximately R115 million ($10.9 million) in connection with this acquisition. Additionally, we entered into a A$10 million loan facility with N. M. Rothschild & Sons (Australia) Limited, or Rothschild, for the cash portion of the acquisition. During January 2001, we issued 9,554,950 ordinary shares for cash in order to repay the A$10 million loan, as well as a convertible note in the principal amount of A$2 million ($1.2 million) issued by Hargraves to Rothschild and guaranteed by us.

•
During September 1999, we purchased 28,693,002 (19.9%) ordinary shares of Dome for R35 million ($3.3 million). On March 13, 2000 we made an unconditional offer to the shareholders of Dome to acquire all the shares in Dome which we did not already own. The offer consisted of one ordinary share and A$0.80 cash for every nine Dome shares. The closing date for this offer was April 13, 2000 but the offer was extended because only 92.04% of Dome ordinary shares had been acquired. We completed this acquisition in June 2001. A total of 12,514,101 new ordinary no par value shares were issued by us at a cash price of R9.85 per share and R87.5 million ($8.3 million) in cash was paid.

•
On October 10, 2002, CGR entered into an agreement to purchase the entire issued share capital and all shareholder claims of ERPM. The purchase price of the acquisition is R100 million ($9.5 million).

•
On December 16, 2002 we announced our proposed acquisition of 14% of Emperor Mines Limited, an Australian listed gold mining company for A$11.5 million ($7.8 million). This acquisition is subject to the approval of the South African Reserve Bank.

Labor Relations

        We currently employ and contract approximately 21,000 people, approximately 70% of whom are members of trade unions or employee associations. This includes all employees of CGR but excludes employees at ERPM.

        South Africa's labor relations environment remains a platform for social reform, while the political transitions that have taken place in the country have reduced the impact of organized labor on political transformation. National Union of Mineworkers, or NUM, the major union in the mining industry in South Africa, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the South African Communist Party as it is the biggest affiliate of COSATU. A two-year wage agreement for 2001-2003 has been signed with all unions and associations, which provides for a 7% wage increase over each year of the agreement.

Labor Productivity and Medical Costs

        The present Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, the Mine Health and Safety Act imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could have a material and adverse effect on our operations.

        Under the Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for death or disability arising in the course of their work. We have contributed approximately R58 million ($5.5 million) over the past three fiscal years under the COID Act. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer, and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment.

        Under the Occupational Diseases in Mines and Works Act, 1973 (as amended), or the Occupational Diseases Act, the fund created pays compensation to employees of mines performing "risk work" (which is work declared to be "risk work" by the Minister for Health, usually in circumstances where the employee is exposed to dust, gases, vapors, chemical substances or other working conditions which are potentially harmful), if the employee contracts a "compensatable disease" (which includes pneumoconiosis, tuberculosis, a permanent obstruction of the airways, and any other disease declared to be so by the Minister for Health). No employee is entitled to benefits under the Occupational Diseases Act for of any disease for which compensation has been received or is still to be received under the COID Act.

        In the future, compliance with the Mine Health and Safety Act and the COID Act may require significant expenditures which could have a material and adverse effect on our operations.

        Uranium and radon are often encountered during the ordinary course of mining operations in South Africa, and present potential risks of exposure of workers at those operations and the public to radiation. We monitor our uranium and radon emissions, and believe that we are currently in substantial compliance with all local laws and regulations pertaining to uranium and radon management and that it is within the current legislative exposure limits prescribed for workers and the public, under the Nuclear Energy Act, 1999 (as amended) and Regulations from the National Nuclear Regulator.

        AIDS represents a very serious threat to us and the industry in South Africa as a whole in terms of the potential reduced productivity and increased medical costs. The exact extent of infection in our workforce is not known at present, although it is roughly estimated by the industry that the prevalence of HIV, the virus that causes AIDS, in the industry is currently about 37%. We have several AIDS awareness campaigns in place at our operations.

Political Issues, Governmental Policies and Their Effect on our Business

South Africa

  Common Law Mineral Rights and Statutory Mining Rights

        Ownership of mineral rights and statutory mining rights in South Africa may be effected through the common law or by statute. Under the common law, mineral rights vest with the owner of the land. The common law recognizes that mineral rights may be severed from title to land, rendering it possible for the surface rights, the rights to precious metals and the rights to base minerals to be owned by different persons.

        Earlier mining legislation, which has since been repealed, provided for the granting, by way of mining leases, of statutory rights to mine for precious metals. Despite the repeal of this earlier legislation, mining leases continue to be valid under the terms of the Minerals Act, 1991 (as amended), or the Minerals Act.

        Registration of title to minerals ensures that real rights are constituted in and to the minerals concerned. Upon registration, those rights (either common law mineral rights or statutory mining rights) become effective against third parties. Registered title may be obtained in a number of ways. For example, where mineral ownership has been separated from land ownership, registered title to the common law mineral rights is obtained by the registration of such ownership in the Deeds Registry Office. Alternatively, where a person has acquired statutory mining rights pursuant to a mining lease, registered title to the statutory mining rights is effected after receipt of the necessary consent from the Minister and by registration of those rights in the Mining Titles Office.

        The Minerals Act currently governs prospecting and mining activities in South Africa. The Minerals Act provides that statutory mining rights supersede the common law mineral rights. Thus, pursuant to the Minerals Act, the holders of statutory mining rights are deemed to be the common law holders of the mineral rights.

  Mining Authorizations

        Under the Minerals Act, no person or mining entity may prospect or mine for minerals without being granted a prospecting or mining authorization under the Minerals Act. Prior to granting a prospecting or mining authorization, two requirements must be fulfilled. First, the mining entity must either be the registered holder of the mineral rights or have obtained the written consent of the registered holder of the mineral rights to mine the minerals concerned for its own account. Second, the Department of Minerals and Energy, or the Department must be satisfied with the scale, manner and duration of the intended prospecting or mining operations and must approve an Environmental Management Program, or EMP. A prospecting permit is issued for a limited period but may be renewed on application. A mining license is generally issued until the minerals can no longer be viably economically mined.

  Future Legal Developments

        The Mineral and Petroleum Resources Development Bill, or the Bill was assented to by the President on October 4, 2002. The Department is however unclear as to when it will come into effect. In order to ensure proper administration promulgation can only take place once the Money Bill, amendments to the Mining Titles Registration Act, 1967 (as amended), or the Act, Regulations and the Mining Charter have been completed.

        The Money Bill is currently being drafted by the Department of Finance (Treasury) to provide for the manner in which royalty payments payable by the holder of a prospecting or mining right to the State will be determined. The Money Bill was initially expected to be published for comment before the end of this year. However, this has not yet occurred. The Department has a draft of the amendments to the Act but the drafting team still requires further meetings before the amendments can be finalized. The Department of Minerals and Energy is intending to extensively amend the Act. These amendments are needed to bring the provisions contained in the Act in line with those contained in the Bill. The Regulations are also required prior to promulgation of the Bill so as to give effect to certain provisions of the Bill like the prescribed social and labor plan and the terms and conditions of prospecting and mining rights. The final draft of the Mining Charter was submitted to the President of South Africa for review on October 4, 2002. It was published on October 9, 2002.

        The President of South Africa has said that empowerment in the mining industry is a matter of black participation and not nationalization. Black participation would have to take into account fair market value of the affected assets. The key elements of the Mining Charter are: human resources development, employment equity, access to finance and technology, ownership, access to viable deposits, socio-economic issues, beneficiation strategy and mineral specific constraints. The Mining Charter requires that ownership of 26% of the mining assets of each operation must vest in HDSAs within ten years of enactment of the Bill. The Minister will consider a number of ownership criteria in considering the granting of a prospecting or mining right such as employment equity and human resource development. The transfer of ownership must be transparent and for fair market value. The industry has committed to assist HDSA's in securing finance to fund participation in an amount of R100 billion within the first five years of enactment of the Bill.

        The Bill proposes that the State will become the custodian of all South Africa's mineral resources. The State will have the right to grant, control and administer access to those mineral resources. Royalties are payable to the State in consequence of exercising the prospecting and mining rights to be granted under the Bill, when enacted. Ensuring security of tenure for existing operations is a primary objective of the Bill in view of it extinguishing ownership of mineral rights in a phased manner. All existing prospecting operations have two years and existing mining operations have five years after enactment of the Bill, to convert existing rights to prospect or mine in order to bring those rights within the proposed new order. We will have to comply with a number of requirements to effect such conversion which will be based on the principle of "use it and keep it", including the provisions of the Charter and prescribed social and labor plans. We are unable to indicate fully to what extent these requirements will impact on our operations due to the Money Bill, the amendments to the Act and the Regulations not having been made public as yet.

        We believe that security of tenure, in consequence of substituted rights being granted under the provisions of the Bill (when enacted), will be achieved in respect of our Buffels and Blyvoor operations. In respect of our Argonaut Project, we still have to submit an application for a prospecting permit. However before being in a position to do so, we have to obtain the consent of the local authority and have to engage in a public consultation process with interested and effected parties as a result of the project underlying residential township areas. It is possible that as a result of these requirements that a delay of six to eight months is incurred before we will be in a position to submit our application for a prospecting permit. If the Bill is enacted in the interim, we will have a year within which to apply for a prospecting permit under the new mining regime and if the application is not submitted within the one year period or is refused, our registered title to the mineral rights falling within the Argonaut Project will be extinguished.

        We could be materially affected by an adverse change in the current level of political stability or an adverse change in the economic or social outlook of South Africa or its government. Our ability to raise equity funding or expatriate funds from South Africa may be affected by the South African exchange control regulations. However, since the first democratic election in 1994, and continuing after the elections of 1999, the political and economic environment in South Africa has improved.

Papua New Guinea

        The Tolukuma Section has been developed in accordance with an environmental plan approved by the Papua New Guinea authorities. We believe the project presently complies in all material respects with all environmental requirements. The major environmental issues facing the Tolukuma Section are associated with the riverine discharge of tailings residue and polluted mine water into the Auga/Angabanga river system. The discharge of tailings and waste water into the river system could result in elevated concentrations of cyanide, as well as potentially toxic concentrations of mining related heavy metals like arsenic, lead, mercury and zinc, manifesting itself with a potential negative impact on the aquatic fauna and the human population utilizing this river system.

        In order to mitigate this potential negative impact, the discharge of cyanide into the river system is managed by a sophisticated tailings detoxification system whereby a cyanide concentration of less than 5 mg/liter is consistently achieved.

        In order to monitor the levels of heavy metal concentrations in the tailings residue, continuous monitoring as per the environmental monitoring and management program is conducted. Additionally, prior to introduction into the plant, the ore is sampled and high mercury and arsenic ore is blended within ore containing lower concentrations to ensure reduced concentrations of mercury and arsenic in tailings discharges.

        Finally, and in order to assess potential impacts on aquatic fauna, we commenced an aquatic fauna and metals in tissue survey in December 2002. We anticipate completing this survey by March 2003.

        Other environmental issues facing the Tolukuma Section relate to waste management, in particular waste rock dumps and the design and management of landfill sites. These impacts are, however, addressed according to the requirements of the Environmental Management Programme and following encapsulation and stabilization, the areas will be vegetated to blend in with the surrounding environment.

        Mineral exploration and mining operations in Papua New Guinea are principally regulated by the following legislation:

  •
  The PNG Mining Act, 1992 and Mining Regulations 1992, or the Mining Act;

  •
  The Mining Safety Act and Regulations;

  •
  The PNG Environmental Act 2000 and Regulations 2000, or the Environmental Act and Regulations; and

  •
  Environmental Code of Practice for the Mining Industry in Papua New Guinea—November 1999.

  The PNG Mining Act of 1992 and Mining Regulations 1992

        All current mining activities at the Tolukuma Section are covered by a mining lease (ML 104), granted under Section 38 of the Mining Act. The lease is granted for a term not exceeding 20 years and is renewable for further periods not exceeding 10 years. All current exploration activities are covered by an exploration license. The license has been granted for a term not to exceed two years but can be renewed for further two year periods. We are currently in the process of applying to the Papua New Guinea Department of Mining for a mining lease for the area covered by our exploration license. In total, there are ten exploration licenses covering the Tolukuma Section.

  The Mining Safety Act and Regulations

        The Mining Safety Act and Regulations, sets out in detail the standards pertaining to safe and responsible mining. It lays down the conditions a mining operation has to comply with to ensure that the health and safety of all workers is protected. It includes requirements pertaining to worker training, risk assessment and safe working procedures with regard to all activities associated with mining.

Employees

        The geographic breakdown of our employees (including contractors who are contracted employees employed by third parties) was as follows at the end of each of the past three fiscal years:

	Year ended June 30,
	2002	2001	2000
South Africa	20,406	18,653	19,826
Papua New Guinea	529	463	354
Total	20,935	19,116	20,180

        The total number of employees of 20,935 comprises 6,172 contractors and 14,763 employees who are directly employed by us and our group companies. The decrease in the number of employees from 2000 to 2001 was primarily due to the closure of the Durban Deep Section and the cessation of operations at the West Wits Section. The increase in the number of employees in 2002 is due to prior recruitment to accommodate the July 2002 mining plan at the North West Operations, the takeover of VTN contract employees and prior recruitment to accommodate the July 2002 mining plan at Blyvoor Section and the introduction of a development section (engineering) at Blyvoor Section.

        As of June 30, 2000, 2001 and 2002, the breakdown of our employees by main categories of activity was as follows:

	Year ended June 30,
Category of Activity
	2002	2001	2000
Mining—Our employees	9,239	6,750	6,530
Contractors—Mining	6,172	6,154	7,855
Engineering	3,064	3,621	3,320
Metallurgy	1,244	1,465	1,512
Mineral Resources	356	300	254
Administration	281	282	304
Environmental	187	187	165
Human Resources	174	164	140
Medical	159	134	30
Safety	35	59	40

        The relationship between management and labor unions remains good. The DRD/NUM Consultative Forum has been established to discuss matters pertinent to both parties at group level, while operations level forums continue to deal with local matters.

        There were no material incidents of industrial action or labor unrest at our operations during fiscal year 2002.

        Contract labor at ERPM supported the COSATU national stay-away in October 2002 and organized to protest the South African government's privatization policies. Workers also proceeded with an unprotected wage strike from October 3, 2002 due to a misunderstanding regarding wage structure. Normal operations resumed on October 14, 2002.

C.    Organizational Structure, Property, Plants and Equipment

        The following chart shows our structure as of November 30, 2002. All of our subsidiaries are incorporated in South Africa unless otherwise indicated.

GROUP STRUCTURE

(1)
Incorporated in Australia.
(2)
Incorporated in Papua New Guinea.

        Below are maps showing the locations of our mines and projects in South Africa and New Guinea.

Description of Significant Subsidiaries, Properties and Mining Operations

        As of November 30, 2002, we had the following significant subsidiaries and operations:

South Africa

  •
  Buffelsfontein Gold Mines Ltd

        Buffelsfontein Gold Mines Ltd, or Buffels, was incorporated and registered as a public company in South Africa on September 20, 1995 under the name Camelian Investments (Pty) Ltd. As of December 31, 1995, Buffels acquired the assets and liabilities of the Buffelsfontein mine division of Buffelsfontein Gold Mines Company Limited previously managed by Gencor Limited, a South African mining company. We acquired Buffels on September 15, 1997. On August 16, 1999, Buffels acquired both the Harties business assets and the Hartebeestfontein Gold Mining Company Limited from Avgold Limited. Hartebeestfontein was incorporated as a public company in South Africa on June 20, 1949 and is now dormant. We refer to the Buffels and Harties Sections collectively as the North West Operations.

  North West Operations

        The Buffels Section is located 100 miles southwest of Johannesburg near the towns of Stilfontein and Klerksdorp, North West Province, and is reached via the Johannesburg-Potchefstroom-Kimberley highway. The mine's infrastructure includes the shaft complexes, metallurgical plants and its associated tailings dams and engineering workshops. Accommodation for staff is situated on the property as well as in the neighboring towns of Stilfontein and Klerksdorp, where Buffels owns 111 houses. Buffels has mining title to 17,575 acres and owns 4,893 acres of freehold property.

        The Buffels Section is situated in the Klerksdorp goldfield of the Witwatersrand Basin. The mine was originally incorporated in 1949 and since inception has produced over 32 million ounces of gold, with 20,100 tons of uranium as a by-product.

        The Buffels and Harties Sections mine the Vaal Reef ore body and previously discarded low-grade rock dumps. In addition to mining its lease area, Buffels currently operates and mines the adjoining Harties mineral rights areas and another area pursuant to royalty-based tribute agreements with Lucas Block Minerals Limited, a South African company, and Harties.

        The bulk of the mine's ore reserves have been mined-out but the infrastructure is in good condition and is being used by Buffels to access remnant reserves and blocks originally bypassed because of structural complexity. Access from the surface to the current underground workings of the mine is through vertical and underground incline shafts. Mining of the reef takes place in stope panels. Holes are drilled into the solid rock and are charged with explosives and blasted. The loosened rock is removed from the stope panels and is conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and conveyed to the metallurgical plant for gold extraction. Based upon an assumed gold price of $320 per ounce and an assumed exchange rate of R10 to $1, at June 30, 2002 proven and probable reserves of the Buffels Section were 1,330,000 ounces and we estimate that the life of the Buffels Section extends to the year 2010.

        The Harties Section is also located 100 miles southwest of Johannesburg near the towns of Stilfontein and Klerksdorp, North West Province. The mine infrastructure includes the shaft complexes, metallurgical plants and its associated tailings dams and engineering workshops. Accommodation for staff is situated on the property as well as in the neighboring towns of Stilfontein and Klerksdorp. The Harties Section contains mining title to 15,560 acres and owns 375 acres of freehold property, all held in the name of Buffels.

        The Harties Section is situated in the Klerksdorp goldfield of the Witwatersrand Basin. Exploration, development and production dates back to 1949 with total gold production from the area totaling over 38 million ounces, with uranium oxide, sulfuric acid, pyrite and silver being recovered as by-products.

        Gold production at the Harties Section started in 1955 on the Vaal Reef. By the late 1990's the mine had reached a position where its life was dependent on the mining of shaft pillars and scattered remnants. Under our management, the mine has produced more than 1.1 million ounces of gold. Based upon an assumed gold price of $320 per ounce, and an assumed exchange rate of R10 to $1, at June 30, 2002 proven and probable reserves of the Harties Section were 7,084,000 ounces and we estimate that the life of the Harties Section extends to the year 2026.

        Buffels acquired the Harties mine on August 16, 1999. The Harties Section has been converted from a high-grade mine with a short life to a medium-grade mine with a longer life. This has been achieved in three stages, firstly, by the conversion of the previous owners' mine plan and operating method, secondly, by dropping the pay limits and putting in place a medium-term operational plan including the opening up of old mining areas for remnant mining, and thirdly, developing a sustainable life of mine plan that will be supported by areas not included in the previous owners' mining plan due to high pay limits and cut-off.

        The following table details the operating and production results from the North West Operations for the past three fiscal years.

	Year ended June 30,
	2002	2001	2000
Production
Ore mined ('000 tons)	8,799	9,558	8,867
Recovered grade (oz/ton)	0.061	0.063	0.071
Gold produced (ounces)	540,550	608,327	636,199
Results of Operations ($)
Revenues ('000)	160,596	168,111	170,937
Cash cost ('000)	118,265	140,225	155,503
Cash profit ('000)(1)	42,331	27,886	15,434
Cash Costs
Per ounce of gold ($)	219	231	244

(1)
Cash profit represents the difference between Revenues and Cash cost.

        North West Operations gold production for the 2002 fiscal year was 540,550 ounces as compared to 608,327 ounces for fiscal 2001 and 636,199 ounces for fiscal 2000. We were able to reduce cash costs to $219 per ounce of gold in fiscal 2002 from $231 per ounce of gold in fiscal 2001 and $244 per ounce of gold in fiscal 2000 through the review of the mining plan, introduced after we acquired the mine in August 1999. We believe additional potential exists within previously abandoned pillars, fault-loss areas, the mining of outcropping reefs and other opportunities which are aimed at increasing the life of the mine to more than ten years.

  •
  Blyvooruitzicht Gold Mining Company Ltd

        Blyvoor was incorporated and registered as a public company in South Africa on June 10, 1937 and owns two adjacent mines (Blyvooruitzicht and Doornfontein) located on the West Wits line, near the town of Carletonville, about 50 miles south-west of Johannesburg. Blyvoor acquired Doornfontein in November 1995 and the mineral rights representing the Western Deep Levels tribute area in December 1996. We acquired the entire share capital of Blyvoor on September 15, 1997.

  Blyvoor Section

        The Blyvoor Section is located in the Carletonville goldfields on the northwestern edge of the Witwatersrand Basin, Gauteng Province, approximately 50 miles west of Johannesburg. Its operating facilities are all situated on property belonging to it, and include the shaft complexes, administrative offices for the managerial, administrative, financial and technical disciplines, extensive workshops and consumable stores, the metallurgical plants, tailings dams and waste rock dumps.

        Blyvoor has mining title to 16,242 acres and owns 5,138 acres of freehold property. Blyvoor also houses the majority of its employees in Blyvoor-owned accommodations on the property and in the town of Carletonville. The normal support structures, including training, security, hospital, sport and recreational facilities, schools and churches are situated on the property.

        Mining is focused on two gold-bearing pebble horizons, the Carbon Leader Reef, which is one of the principal ore bodies in the goldfield, and the Middelvlei Reef, which occurs in discrete channels over parts of the lease area. The Blyvoor Section was established in 1937 to exploit the rich Carbon Leader Reef but by the late 1980's had reached a position where its own life was dependent upon the mining of scattered Carbon Leader Reef remnants and limited sections of the lower grade Middelvlei Reef.

        Access from the surface to the current underground workings of the mines is through vertical and incline shaft systems situated at the Blyvoor and Doornfontein mines. Doornfontein was previously a separate mine adjacent to the Blyvoor mine but has since been merged to form the Blyvoor Section.

        Mining of the reef takes place in stope panels. Holes are drilled into the solid rock and are charged with explosives and blasted. The loosened rock is removed from the stope panels and is conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and transported to the metallurgical plant for gold extraction.

        The shaft system consists of three vertical shafts from the surface, twelve sub-incline shafts and two sub-vertical shafts underground. Of these nine incline shafts, only five are in operation and are used for the conveyance of personnel, pumping and hoisting of mined ore and waste.

        Two levels have been holed between the previous Doornfontein mine and workings within the Blyvoor lease extension (purchased in 1996 from Western Deep Levels Limited) to allow ore from the bottom of the Blyvoor workings to be trammed across and hoisted up Blyvoor No. 5 Shaft. From there, it is trucked to the gold plant.

        The merger with neighboring Doornfontein in October 1995, and the purchase of the mineral rights representing the Western Deep Levels Tribute area in December 1996, has increased Blyvoor's reserve and resource base substantially. Our focus is now on realizing the potential of the remaining ore body. Together, these two operations have produced over 35 million ounces of gold since inception. We anticipate that the new access to more efficient infrastructure, realized as a result of the merger with Doornfontein, combined with the anticipated benefits of the expansion project currently underway, will enable costs at the Blyvoor Section to eventually stabilize between $200 to $210 per ounce.

        The following table details the operating and production results from the Blyvoor Section for the past three fiscal years.

	Year ended June 30,
	2002	2001	2000
Production
Ore mined ('000 tons)	2,798	2,842	2,674
Recovered produced (oz/ton)	0.090	0.078	0.077
Gold produced (ounces)	253,025	220,811	206,633
Results of Operations ($)
Revenues ('000)	73,705	59,548	58,858
Cash cost ('000)	46,579	50,777	55,624
Cash profit ('000)(1)	27,126	8,771	3,234
Cash Costs
Per ounce of gold ($)	184	230	269

(1)
Cash profit represents the difference between Revenues and Cash cost.

        The Blyvoor Section is currently undergoing a substantial expansion. This project will facilitate the commissioning of additional infrastructure and the opening up of additional areas to further enable the effective mining of payable mineral resources at the Blyvoor Section. We anticipate a significant increase in underground production and an increase in our cash costs, to approximately $212 for the 2003 fiscal year, from $184 per ounce for fiscal 2002 as a result of this project. The Blyvoor Section gold production for the 2002 fiscal year was 253,025 ounces as compared to 220,811 ounces in fiscal 2001 and 206,633 ounces in fiscal 2000. Based upon an assumed gold price of $320 per ounce and an assumed exchange rate of R10 to $1, at June 30, 2002 proven and probable reserves of the Blyvoor Section were 7,235,000 ounces and we estimate that the life of the Blyvoor Section extends to the year 2028.

  •
  Crown Consolidated Gold Recoveries Ltd

        Crown was incorporated in South Africa on May 23, 1997. Pursuant to a scheme of arrangement, we acquired Crown on September 14, 1998.

        On June 12, 2002, we entered into an agreement with the IDC, KBH, and Crown whereby, with effect from July 1, 2002 we sold 3% of the entire issued share capital of and shareholders loans held in CGR, a subsidiary of Crown, to KBH and 57% of the entire issued share capital of and shareholders loans held in CGR to IDC for a total amount of R105 million ($10 million). As part of this transaction, we loaned KBH R5.3 million ($0.5 million) to fund its initial purchase of 3% interest in CGR. According to the terms of the shareholders agreement entered into between these parties, the parties agreed that the IDC would not remain a shareholder in CGR, but would transfer its shares and claims held in CGR to KBH. Accordingly, IDC granted an option to KBH to purchase its shares and claims held by it in CGR subject to certain terms and conditions. The option was exercised by KBH in July 2002 and KBH is currently the owner of 60% of the entire issued share capital of and shareholders loans held in CGR. Crown now holds 40% of the issued share capital of CGR, which had three wholly-owned subsidiaries, Crown Mines Limited, City Deep Limited and Consolidated Main Reef Mines and Estate Limited.

        On October 10, 2002, CGR entered into an agreement to purchase the entire issued share capital and all shareholders' claims of ERPM. ERPM is located near the town of Boksburg on the East Rand, which is east of Johannesburg and approximately 100km from the Blyvoor Section. The purchase price of this acquisition is R100 million ($9.5 million).

        In connection with CGR's acquisition of ERPM, we entered into a loan and pledge agreement during October 2002. Under this agreement we agreed to lend and advance ERPM a working capital facility of R10 million ($0.9 million). The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft. As of November 30, 2002 the interest rate on the loan stood at 17%. The largest amount outstanding on the loan to date is R10 million ($0.9 million). CGR's acquisition of ERPM has been approved by the South African competition authorities.

        In October 2002 we loaned CGR the sum of R60 million ($5.7 million) to facilitate its acquisition of ERPM. This loan bears interest at the rate of 18.4% per year and is secured by a notarial bond over all the assets of CGR. We have subsequently loaned CGR an additional R6 million on these same terms. CGR in turn loaned this amount to ERPM as working capital.

  Crown Section

        The Crown Section is situated just outside of Johannesburg, South Africa. Crown has mining rights to 5,787 acres and has the right to occupy 1,490 acres of freehold property. Crown's three operating plants re-treat the sand dumps, slimes dumps and other gold-bearing material such as valley silts, gold plant foundations and railway ballast, collectively termed "archive material," deposited as tailings from the now defunct mines that once operated in the Witwatersrand area of South Africa.

        Crown now operates the Crown, City Deep, Knights and West Wits gold plants, mining sand and tailings dams that were deposited in years when the technology for gold extraction was not as advanced as today. These dams are reclaimed by loading and trucking or by monitoring with a water jet and pumping the sand and tailings to the metallurgical plants. Low-grade rock dump material that was formerly regarded as waste is also loaded and trucked to the plants. Archive material is also a significant contributor of gold.

        In recent years, Crown has conducted extensive testing and financial modeling of a process called "pre-concentration." This process enables the metallurgical plant feed to be concentrated into streams that contain more gold ounces per ton, while minimizing other materials. The process is measured by the tons rehabilitated and the tons treated. The laboratory scale and pilot plant testing attempts to define the optimal process for each sand dump.

        The aim of this technology, if successfully implemented, is to upgrade 70% of the gold in the sand dumps into 30% of the mass. As roughly 70% of the costs in extracting gold in a re-treatment process are variable direct plant costs, this reduction in tonnage could result in substantial cost savings. The overall amount of gold recovered per ton is less, but it is recovered at a substantially reduced per unit cost. All other conditions remaining unchanged, this is expected to result in higher profits and greater opportunities to treat lower grade material.

        The following table details the operating and production results from the Crown Section for the past three fiscal years:

	Year ended June 30,
	2002	2001	2000
Production
Ore mined ('000 tons)	12,297	12,099	11,650
Recovered grade (oz/ton)	0.011	0.012	0.012
Gold produced (ounces)	138,665	145,029	140,916
Results of Operations ($)
Revenues ('000)	40,606	39,216	40,150
Cash cost ('000)	28,254	31,055	35,426
Cash profit ('000)(1)	12,352	8,161	4,724
Cash Costs
Per ounce of gold ($)	204	214	251

(1)
  Cash profit represents the difference between Revenues and Cash cost.

        The Crown Section gold production for the 2002 fiscal year was 138,665 as compared to 145,029 ounces for fiscal 2001 and 140,916 for fiscal 2000. We were able to reduce cash costs to $204 per ounce of gold in fiscal 2002 from $214 per ounce in fiscal 2001 and $251 per ounce in fiscal 2000 due to the weakening of the Rand against the Dollar and cost control measures instituted by management. Based upon an assumed gold price of $320 per ounce and an assumed exchange rate of R10 to $1, at June 30, 2002 proven and probable reserves of the Crown Section were 1,340,000 ounces and we estimate that the life of the Crown Section extends up to 2010.

        Mining operations at ERPM are comprised of three vertical shafts know as Far East Vertical Shaft, Central Shaft and Hercules Shaft. There are also two additional shafts at ERPM. The first shaft is known as South East Vertical Shaft and is used for the transport of men and materials as well as the hoisting of rock. The second shaft is known as South West Vertical Shaft and is used for pumping.

        At the Far East Vertical Shaft, the Composite Reef is mined. This reef accounts for all the gold in the eastern portion of the mine. A high-grade concentration of gold, or payshoot, of the Composite Reef occurs in an arc which decreases in gold value from the northwest to the southeast. This high-grade payshoot is the result of sedimentological erosion and the reworking of the older Main Reef and Main Reef Leader gold-bearing pebble horizons with the gold being concentrated within the younger Composite Reef.

        Also at the Far East vertical shaft, there is a significant dyke development that trends roughly north-south and is exposed in the western faces. Faults in this area generally have small throws and are easily negotiated. Routine cover drilling is in place and several 200m long holes have been drilled towards the east to locate a fault that appears to be seismically active. The 200m long holes indicate that future production will not be impacted by this fault for the next two years. In order to obtain advance warning about the position of these faults, proposals for 400m holes have been budgeted.

  •
  West Witwatersrand Gold Mines Ltd

        West Witwatersrand Gold Mines Ltd, or West Wits was incorporated and registered as a public company in South Africa on December 21, 1967 under the name Minador Gold Mining Company Ltd.

        We acquired the entire share capital of West Witwatersrand Gold Holdings Limited, which was the parent company of West Wits, as well as Consolidated Mining Corporation Ltd's loan to West Witwatersrand Gold Holdings Limited, on April 1, 1996. We also acquired the entire issued capital and the shareholders' claim and loan account of East Champ d'Or Gold Mine Ltd, a gold mining company with mining title in the West Rand.

  West Wits Section

        The West Wits Section was formed out of the northern section of Randfontein Estates located in the West Rand Gold Fields, about 22 miles west of Johannesburg, Gauteng Province. West Wits also has rights to mine on three adjacent mining leases, namely, East Champ d'Or, West Rand Consolidated and Luipaardsvlei. West Wits has mining title to 8,364 acres and owns 72 acres of freehold property on which all of its mining operations are situated. These include its processing plant, workshop and administrative buildings that have been upgraded during the last two years.

        The West Wits Section is situated on the northern edge of the Witwatersrand Basin near the town of Krugersdorp to the west of Johannesburg. We have ceased all underground and open-pit mining operations at West Wits and the present mining operation is an agglomeration of old mines on the Randfontein Basin separated from the main part of the Witwatersrand Basin by a geological structure known as the Witpoortjie Horst. Because of increased mining costs and a decline in the gold grade at these operations, all mining there has ceased as of August 2000. Over fifteen different gold-bearing pebble horizons have been mined. Ore has been mined from outcrops at the surface down to a maximum depth of 5,900 feet. Depth, infrastructure and higher pay limits prevented the complete exploitation of the reefs during the first phase of mining.

        West Wits mined the Livingston Reef package, locally known as the East Reef. It comprises a 100-foot thick package of conglomerates and quartzites dipping at an average of 18 degrees. The combined West Wits Section has produced more than one million ounces of gold since inception, before the cessation of underground and open-cast operations at the end of August 2000. Subsequent to the cessation of mining operations, the metallurgical plant at the West Wits Section was taken over by Crown for the processing of sand dumps only.

        The following table details the operating and production results from the West Wits Section for the past three fiscal years:

	Year ended June 30,
	2002	2001	2000
Production
Ore mined ('000 tons)	3,262	2,815	2,685
Recovered grade (oz/ton)	0.007	0.009	0.030
Gold produced (ounces)	23,245	25,849	81,276
Results of Operations (R)
Revenues ('000)	6,897	6,973	23,246
Cash cost ('000)	6,137	8,126	25,654
Cash profit/(loss) ('000)(1)	760	(1,153)	(2,408)
Cash Costs
Per ounce of gold ($)	264	314	316

(1)
Cash profit/(loss) represents the difference between Revenues and Cash cost.

        The West Wits Section gold production for the 2002 fiscal year was 23,245 as compared to 25,849 ounces for fiscal 2001 and 81,276 ounces for fiscal 2000. We were able to reduce cash costs to $264 per ounce of gold in fiscal 2002 from $314 per ounce of gold in fiscal 2001 and $316 per ounce of gold in fiscal 2000 primarily due to the weakening of the Rand against the Dollar.

        In June 2002, we entered into an agreement with BTL for the sale of the West Wits gold plant, freehold areas, surface rights permits and certain related assets for R25 million ($2.4 million) to process previously reclaimed sand dumps and surface materials located at the West Wits Section. The purchase price is to be paid in installments from September 30, 2002. As part of the agreement, we agreed to indemnify BTL against any loss, damage or expense which BTL might incur as a result of any liability in connection with the transferred assets, the cause of which arose prior to this sale. The sale is still pending as a number of conditions precedent are still outstanding. We are re-negotiating the agreement with BTL to amend the payment terms of the purchase price.

        Also as part of our agreement with BTL, we agreed to abandon our rights to a certain portion of one of our surface right permits located at the West Wits Section. We also agreed to allow BTL the use of pipelines in respect of three other surface right permits and transfer two other surface right permits to BTL. Upon complete payment of the purchase price, we also agreed to transfer a portion of our freehold acres at the West Wits Section to BTL.

        However, the surface materials purchased by BTL do not include any materials which we have excavated from the open pit mine at the West Wits Section and deposited on the pit side or rock dump located in the freehold acres sold to BTL over which we have granted rights to a third party. Furthermore, we retain the right to mine underground by virtue of our mining titles and authorizations covering the property sold to BTL. We also retain certain rehabilitation liabilities with respect to our underground activities.

Papua New Guinea

  •
  Dome Resources (Pty) Ltd

        Dome was incorporated on May 17, 1984 under the name Dome Resources NL. Dome's shares were listed on the precursor to the Australian Stock Exchange Limited in 1996. During September 1999, we purchased 28,693,002 (19.93%) Dome ordinary shares for A$0.30 per share. Dome owns and operates the Tolukuma gold and silver mine in Papua New Guinea.

        On March 13, 2000, we made an unconditional offer to the shareholders of Dome to acquire all the shares in Dome which we did not already own. We completed this acquisition in June 2001.

  Tolukuma Section

        The Tolukuma Section is worked on a "fly-in-fly-out basis", with all staff being accommodated in single quarters. Open pit and underground mining is conducted using mining plant and equipment owned by Dome. Access underground is via declines. A mechanised cut and fill, or "avoca", mining method is used. Ore is hauled to the metallurgical plant which is about 600 yards from the mine then milled and treated through a conventional CIL circuit. The plant has an 18,000 tpm design capacity. The mine is located about 100 miles north of Port Moresby in Papua New Guinea at an elevation of 1,550 feet.

        The property was purchased by Dome from Newmont Second Capital Corporation in 1993. Production from an open pit commenced in 1995 and from underground since mid-1997. The mine is a small (18,000 tpm capacity), high-grade (0.57 oz/t) operation. In fiscal 2002, the mine produced 71,955 ounces of gold and 261,550 ounces of silver. Total cash costs were $221 per ounce of gold equivalent (gold and silver by revenue) for fiscal 2002. Dome has consolidated an extensive holding (3,662 square miles) of exploration licenses around Tolukuma.

        The Tolukuma Section consists of one mining lease, ML 104, three exploration licenses, EL's 580, 683 and 894 which surround the mining lease, three other exploration licenses, EL's 1171, 1262 and 1264 which abut and surround the three other EL's and five other areas held under application for exploration licenses, ELA's 1263, 1271, 1281, 1284 and 1263. Dome has an unencumbered 100% interest in all these tenements. In total, these exploration licenses and applications for exploration licenses cover an area of approximately 2,500 acres. The annual exploration expenditure required to keep the exploration tenements in good standing is approximately A$1 million.

        The Tolukuma deposit is an epithermal low sulphidation gold/silver/quartz vein system notable for its high-grade "bonanza" style mineralization. The Tolukuma deposit, as currently exploited, is essentially a single narrow epithermal vein system that follows a series of linked structures trending generally south easterly from Tolukuma Hill. Quartz veins average three to six feet in width over a strike length in excess of 0.6 of a mile. All of the present gold resource is located within these veins, in four sections that have different geological characteristics. From north to south these sections are Gifunis, Tolukuma, Tolimi and Gulbadi, containing 2%, 5%, 37% and 56% of the total gold resource, respectively. The distribution of the silver resource is very similar, being 1%, 7%, 37% and 55%, respectively. A clay zone of variable width is located in the Gulbadi section. Minor loops off the main vein, minor splay veins and minor cross veins are excluded from the resources, although they are mined at times. Most of the production is now from underground.

        The following table details the operating and production results from the Tolukuma Section for the past three fiscal years.

	Year ended June 30,
	2002	2001	2000
Production
Ore mined ("000 tons)	184	134	29
Recovered grade (oz/ton)	0.39	0.47	0.61
Gold produced (ounces)	71,955	63,593	17,811
Results of Operations ($)
Revenues ("000)	22,050	17,295	5,501
Cash cost ("000)	17,272	15,418	3,818
Cash profit/(loss) ("000)	4,778	1,877	1,683
Cash Costs
Per ounce of gold ($)	240	242	214

        The Tolukuma Section gold production for the 2002 fiscal year was 71,955 ounces as compared to 63,593 ounces for fiscal 2001 and 17,811 ounces for fiscal 2000. The Tolukuma Section also produced 261,550 ounces of silver in fiscal 2002. We were able to reduce cash costs to $240 per ounce of gold in fiscal 2002 from $242 per ounce of gold in fiscal 2001 and $214 per ounce of gold in fiscal 2000 primarily due to production efficiencies related to the increase in ounces produced. Tolukuma was purchased in April 2000 and thus the production of 17,811 ounces of gold in fiscal 2000 reflects only a period of three months. Based on an assumed gold price of $320 per ounce and an assumed exchange rate of R10 to $1, at June 30, 2002 proven and probable reserves of the Tolokuma Section were 78,000 ounces and we estimate the life of mine of the Tolokuma Section extends up to 2005.

Exploration Projects

  •
  South Africa

        The Argonaut Project represents the southern down-dip extension of the Central Rand gold field. The strike length of the area covered by the mineral rights covers approximately 19 miles from Durban Deep in the west to ERPM in the east and reaches a depth of more than 13,000 feet.

        The Argonaut Project was suspended in August 1999 due to the prevailing low price of gold. At present, we have completed a three-dimensional seismic survey and a comprehensive mineral and surface rights search. The feasibility of the Argonaut Project is being re-evaluated by us due to the recent increase in the Rand price of gold.

        Further exploration work on the Argonaut Project is necessary over the next several years to accurately delineate the underground gold reserves which lie between three thousand and five thousand meters below the surface. Only after this exploration work is complete will we be able to commence sinking shafts.

        The work involves an initial three dimensional seismic survey from the surface over the entire proposed lease area of two hundred sixty square kilometers. The system uses sound waves that are transmitted into the ground by large vibrating machinery on the surface. The sound waves reflect off different layers of material underground. The reflected sound waves come back to the surface and are picked up by special microphones. The data is then relayed to a computer where it is used to draw diagrams of the underground area. The survey will take approximately two years to complete.

        Once the seismic survey results are known, this data is used to assist in positioning the exploration boreholes that are needed to sample and measure the amount of gold in the reefs. Approximately thirty-five boreholes will be drilled to evaluate gold deposits at the Argonaut Project. The drilling of the boreholes will start approximately one year after the three dimensional seismic survey has commenced and will continue for an additional two years. If the results of the three dimensional seismic survey and drilling are encouraging, a detailed feasibility study will be conducted. Once this is complete, the design of the gold mine and underground workings can commence. This will require an additional two years.

  •
  Papua New Guinea

        Results of the Saki prospect area, have yielded low grades to date with our best results to date being 6.6g/t over 1.0m and 5.5g/t over 3.25m. Drilling is continuing and we are targeting veins that are down the hill and deeper into the system in areas where surface sampling has shown increased grades.

        Drilling sites are also being prepared on the Taula vein at Seri Seri which is 4km south of the Tolukuma mine. Grass roots exploration has been concentrated on uranium and thorium responses developed from reprocessing of the airborne programme of 1998. This is being done to test the concept of radiometric signatures potentially identifying mineralization compared to the potassium data highlighting the alteration. Eleven targets have been identified (all within 10km of Tolukuma), and the first of these has revealed an extension of the Tolukuma Structure, however, as yet no significant gold mineralization has been located.

        A new road is being extended south from the Gulbadi pit into the Illive Valley for the drilling of deep holes into the Milaihamba Structure, which is a future mining area. This road is now being mapped and sampled to identify structures and mineralization interpreted from the opposite side of the valley. Approximately 24km of line has been cleared for surveyors to mark out the boundaries of a new mining lease application that will include the prospects of Saki and Taula veins.

        In the regional programs aimed at longer-term targets, reconnaissance work has been carried out at the Awara and Gira prospects, which are exploration areas, and has confirmed the work of earlier exploration companies with delineation of anomalous gold and gold—base metals mineralization. A brief reconnaissance of pits being worked by members of the local community showed significant gold in samples from a vertical shear zone with quartz—pyrite stockwork. The planned airborne geophysical survey covering the area will commence shortly.

  •
  Australia—Daylesford

        Our license in Daylesford, which is a prospecting area in Victoria, Australia, was renewed for a period of one year expiring on May 2003. Progress to date includes data acquisition and interpretation. Previous drilling by Range River Gold NL, does not appear to effectively test a structurally favorable zone below the Ajax workings, which is a mining area, since the area has not been tested by drilling beyond relatively shallow depths. Testing of drill samples indicates 85% of gold is located at a depth of less than 105m. The quartz reef mineralization appears to have strike lengths of less than 150m with widths of one to five meters and multiple reefs were exploited representing structural repetition at depth.

Closed Operation

  •
  Durban Deep Section

        The Durban Deep Section is situated 15 miles west of Johannesburg. We have title to substantial land tracts on the outskirts of the City of Roodepoort, which is located in this section.

        The Durban Deep Section contains mining title to 14,262 acres and owns 3,667 acres of freehold property on which substantially all of its mining operations are situated. These include its administrative buildings, hospital, recreation complexes, housing in both hostel and free-standing houses and a security complex.

        The Durban Deep Section is situated on the northern edge of the Witwatersrand Basin immediately to the west of Johannesburg. Mining had been taking place within the lease area since the discovery of the Witwatersrand gold field in 1886 at nearby Langlaagte. Five different ore bodies have been mined. Ore has been mined from outcrops at the surface down to a maximum depth of 9,200 feet and the reefs are known to persist to 13,000 feet below the surface within the lease area. Depth, infrastructure and higher pay limits prevented the complete exploitation of the reefs during the first phase of mining.

        Following the withdrawal of our underground pumping subsidy, the deeper sections of the mine are flooded. In addition, as of August 2000, we ceased all underground and open pit mining operations at the Durban Deep Section. On a combined basis, the Durban Deep Section produced more than 37 million ounces of gold prior to the cessation of operations.

Management Service Agreements

        We provide management services for CGR and ERPM under management service agreements entered into with each of them. These services include: financial management, gold administration and hedging, technical and engineering services, mineral resource services and other management related services.

        For CGR we provide management services jointly with KBH. The management services at ERPM are provided exclusively by us. Our management fee for services performed at CGR is R0.7 million ($0.07 million) per month and our management fee for services performed at ERPM is approximately R1.5 million ($0.1 million) per month. The agreement with CGR is for one year and is renewable annually by agreement. The agreement with ERPM is for a fixed two year period with an option to renew.

Environmental Management Performance Assessment

        In order to assess the adequacy of approved environmental management programs in place at all our operations, and to strive for continual improvement and excellence in corporate governance, environmental audits are carried out at all of our operations. The audits are conducted at the North West Operations, Blyvoor Section, Crown Section and the Durban Deep Section closure operations. A detailed environmental audit was carried out at the Tolukuma Section during August 2002 and a plan of action drafted and initiated to address minor regulatory related non-conformances and to address pending environmental legislation. A follow-up audit is scheduled for June 2003.

        Comprehensive and detailed audit reports, are prepared. After discussion with the relevant management structures, and through a process of risk prioritization all non conformances are prioritized and actioned in a formally structured action plan for each operation. The action plans identify the key activities that need to be addressed to demonstrate sound environmental performance, the drivers responsible for actioning these, as well as practically achievable, yet definitive timescales for completion.

        Progress is measured by means of regular report back at monthly business review meetings and compliance audits aimed at swiftly addressing non compliance or identifying and addressing "progress inhibitors".

        This structured internal audit process is now being further applied to serve as basis for the Environmental Management Program, or EMP, performance assessment and monitoring reports, compliant with Regulations 5.17 and 5.18 of the Minerals Act, which we have scheduled to submit to the Department of Minerals and Energy, or the Department, in February 2003.

Environmental Regulation in South Africa

        Mining companies in South Africa are required by law to submit Environmental Management Programs, or EMPs, with respect to each mine to the Director: Mineral Development. No mining may commence without an approved EMP unless a temporary mining authorization has been granted. These reports identify the individual mine surface rehabilitation issues and must be approved by other South African government departments, which are charged with the administration of the laws relating to the environment, including the Department of Water Affairs and Forestry. The EMP will only be approved once the various government departments which hold an interest under different laws in the protection of the environment have been consulted. The EMP must contain particulars of the ability of the holder of the prospecting permit or mining authorization to make the necessary financial provisions to implement the rehabilitation measures provided for in the EMP. Once approved, the EMP becomes legally binding on the holder of the relevant permit or authorization. The requirements imposed upon mining companies to ensure environmental restitution are currently under review and it is possible that the adoption of additional or more comprehensive and stringent requirements, in particular with regard to the management of hazardous wastes, the pollution of surface and ground water systems and the duty to rehabilitate closed mines will result in additional costs and liabilities to us.

Environmental Issues in South Africa

        Because of the diverse nature of our operations, ranging from underground mining to surface reclamation activities, environmental risks vary from site to site. These risks have been addressed in EMPs which have been submitted to the Department and which are reviewed and updated on an annual basis. EMP's have been submitted for all operations and all have been approved by the Department. Additionally, the key environmental issues have been prioritized and are being addressed through active management input and support and progress measured in terms of activity schedules and timescales determined for each activity.

  Radiation

        There is a risk of radiation exposure inherent in mining operations due to the possible presence of gamma- and beta-emitting radio-nuclides in processed sludge and slimes and in water contained in tailings dams, exposure to uranium and other radio-active elements during the mining process and the potential exposure to radon and its isotopes (bismuth, lead and polonium). We believe our South African operations are currently in compliance with the requirements of the National Nuclear Regulator. Monitoring and control programs commensurate with the radiation hazards identified during risk assessments are in place to ensure that all radiation hazards to the environment are addressed and mitigated.

  Waste Management

        A study to identify and quantify all categories of waste, including potential radioactive waste, has been completed. Potential re-use through recycling, implementation of a waste reduction strategy and alternative disposal options for tailings are all being considered. Specific recommendations with regard to the backfilling of voids and shafts with slimes material have been made to the Department of Water Affairs & Forestry.

  North West Operations

        Activities in these sections include underground mining and the reclamation of surface dump material. Prospecting aimed at examining the viability of open-pit mining in the Townlands area and the mining of a number of residue deposits is currently underway. Due to its proximity to the Vaal River and the potential of pollution from seepage and run-off of water, a program has been initiated to increase the water retention capacity of the paddocks at the Buffelsfontein Tailings Complex and return water dams and to install a "draw off" system which will allow for return water to be re-circulated to the multigold plant, thus minimizing potential water pollution and utilizing polluted water more fully. A program has also been initiated to progressively vegetate the Buffelsfontein tailings dam slopes, aiming at self-sustainability within the next six years. A similar program is already well advanced at the Hartebeestfontein complex. Additionally, a comprehensive water balance program is currently being prepared and is scheduled for completion by the end of December 2002. We believe this water balance model will, when completed and implemented, benefit the whole area, as it is anticipated that it will reduce dependence on the Midvaal potable water reticulation system. This will reduce pressure on this scarce national resource in the North West Province.

        Pollution from the slimes dams is controlled by a return water dam system which facilitates the water re-use via the three metallurgical plants at this section. Dust pollution is mitigated through an active vegetation program and selective ridge plowing in areas marked for rehabilitation.

        The vegetation program for the tailings dams is preceded by a detailed scientific and site-specific evaluation of the tailings complex. Based on the results of geo-chemical analyses performed, the tailings medium is prepared for vegetation establishment by the addition of lime to neutralize the natural acidic conditions and fertilizer. Vegetation is then established and care is taken to select species endemic to the area. A variety of species selected are then planted to ensure species diversity using either the leaching (irrigation) or dryland method. Regular monitoring is conducted.

        To address dust pollution in unvegetated areas, in the short term, the open surface areas on top of the tailings dam are ridge ploughed mechanically. This method significantly reduces dust re-suspension. As an additional measure in inaccessible areas, environmentally friendly chemical and organic dust suppressants are deployed.

  Blyvoor Section

        Due to the surrounding dolomitic geology and hydro-geology, water management and the prevention and remediation of sinkholes and subsidences are important issues at this section. The impact that dewatering of the compartments has had on the dolomites due to pumping activities of mines in the area, as well as the anticipated impact of re-watering of the compartments, when mining operations eventually cease, needs to be fully understood and quantified. Blyvoor is represented on the Far West Rand Dolomitic Water Association and has actively supported initiatives aimed at getting a better understanding of these complex issues. Blyvoor continues to support the current study undertaken under the auspices of the Water Research Commission to determine the best practical environmental approach to the filling of sinkholes. The study is expected to be completed by June 2003. Additionally, Blyvoor has also provided input and is currently supporting a regional initiative aimed at providing an integrated water management strategy in the Carletonville area. Pollution from slime dams is controlled by dust suppression and water management programs. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Additionally, environmentally friendly dust suppressants, such as molasses, are applied. Dust fall-out is also monitored. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings complexes followed by the application of lime, to neutralize the natural acidic conditions, and fertilizer.

  Crown Section

        The Crown Section operates at sites located in close proximity to significant infrastructure and commercial and residential development. The major environmental risks remain associated with dust from various recovery sites, and effective management of relocated process material on certain tailings dams. The impact of windblown dust on the surrounding environment and community, is addressed through a scientific monitoring and evaluation process, with active input from the University of Witwatersrand and appropriate community involvement. Environmental management programs, addressing all environmental issues, are prepared by specialist environmental consultants and applied site specifically to each recovery site and integrated into the audit process. Although we have completed a project for thickening re-processed tailings at this section, there remains a risk of localized sloughing which can result in that section of the dam being closed temporarily, with repair work being done to the dam wall. Also, direct rainfall on polluted reclamation sites in this section prior to their final clean up may create windblown dust and polluted water which may create future environmental liabilities for us. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in our metallurgical plant. Dust pollution is controlled through an active environmental management program for the residue disposal sites and chemical and organic dust suppression on recovery sites. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Additionally, environmentally friendly dust suppressants, such as molasses, are applied. Dust fall-out is also monitored. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings complexes followed by the application of lime, to reduce the natural acidic conditions, and fertilizer.

        A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place.

  Durban Deep Section and West Wits Section

        Underground mining at the Durban Deep Section and at the West Wits Section has ceased as of August 2000. Commensurate with the decision to close these operations, a detailed closure program was prepared and submitted to the office of the Department in December 2000. The drafting of the program was preceded by a comprehensive risk assessment process, during which both residual and latent environmental risks and impacts were identified and prioritized. The risks identified are currently being addressed in accordance with the closure program submitted. In order to mitigate the impact of fugitive windblown dust from dormant tailings dams in proximity to surrounding communities, short term dust suppression methods are currently being deployed. Although this is expected to continue for a further two years, the program is being run along with a vegetation program, currently focusing on the two main tailings impoundments in question, namely the main mine complex, commonly referred to as 2124, and the West Rand Cons complex.

        During the year, and as part of the rehabilitation program, a total of 17,000 trees were planted on the complex and key surface areas rehabilitated and grassed. Preliminary indications are that the tree species have established well. Attention will be focused in the coming year on the flattening, amelioration and vegetation of the tailings dams side slopes.

        In addition to dust suppression, amelioration and vegetation of the tailings dams, the closure program is also currently focussing on the sealing of shafts and openings to surface, the demolition and rehabilitation of shaft infrastructure and the rehabilitation of open surface areas.

        During fiscal 2002, a total of nine shafts on the surface area were permanently sealed and capped according to plans and procedures approved by the Department. A further six shafts are planned to be capped by December 2002 in accordance with the closure program risk prioritization phasing schedule.

        In addition to the capping and sealing of shafts, during the fiscal year 2002 surface rehabilitation was carried out at a total of six shaft areas. At the No. 1 and No. 7 shafts complexes rehabilitation was completed while at Nos. 5, 6 and 8 shafts, rehabilitation of the surface area is currently underway and is expected to extend to March 2003.

        As the closure program makes provision for active community participation and involvement, rehabilitation activities have been planned in such a way as to facilitate community participation and support. Community participation is encouraged and the concerns of interested and affected parties are addressed as they arise at public participation meetings facilitated by a respected and renowned facilitator.

Financial Provision for Rehabilitation

        A Board of Trustees manages the individual Environmental Trust Funds of our mines. Regular meetings are held and a quarterly report is submitted to our board of directors. The total rehabilitation liability at June 30, 2002 was calculated at $17.9 million (2001: $22.6 million). Amounts have been irrevocably contributed to trusts under our control. The money in the trust funds are invested primarily in interest bearing debt securities. We intend to finance the ultimate rehabilitation costs from the money invested in the trust funds as well as, at the time of mine closure, with the proceeds from the sale of the remaining assets and gold from plant cleanup. At June 30, 2002, cash of $12.1 million (2001: $13.8 million) was vested within the various trust funds. Rehabilitation costs included in operating expenditures at all of our South African mining operations amounted to approximately $0.4 million for the fiscal year.

        As of June 30, 2002, the balances for the rehabilitation trust funds were $0.5 million (2001: $0.6 million) for Crown Section, $0.7 million (2001: $0.5 million) for West Wits Section, $8.8 million (2001: $10.8 million) for Buffels Section, $1.3 million (2001: $1.5 million) for Blyvoor Section and $0.8 million (2001: $0.4 million) for the Durban Deep Section. The fund for each section includes provisions for all mines within that section. The fund for the Buffels Section includes provision for the Harties Section and provisions for the West Wits Section and Durban Deep Section are maintained in the same fund.

        Subject to Department of Minerals and Energy and South African Revenue Services approvals, ERPM will contribute to the trust fund for the Crown Section. ERPM's rehabilitation liability of R38 million ($3.6 million) is currently unfunded and it has been proposed by us that an initial payment of R5 million ($0.5 million) be provided by CGR to the fund. Shortfalls in these funds will be financed from ongoing financial contributions and to this end, a schedule phasing contributions into the fund over the life of the mine for the various operations has been prepared. The quantum will be dependent upon affordability at each site and if the operations cease prior to the projected life of mine, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of that particular operation.

        We may incur significant costs associated with complying with the requirements imposed under existing or new legislation and regulations. This may include the need to increase and accelerate expenditure on environmental rehabilitation, which could have a material adverse effect on our results and financial position. With the introduction of an environmental rights clause in South Africa's Constitution a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than laws previously applied in South Africa. Examples of such legislation include the National Water Act, 1998 (as amended), and the National Environmental Management Act, 1998 (as amended), both of which include stringent "polluter pays" provisions. We believe that our current provisions for compliance with such legislation is reasonable, however, we cannot assure you that future changes and development in environmental regulation, if any, will not adversely affect our operations.

Environmental Regulations in Papua New Guinea

  Current Environmental Legislation

        The following environmental legislation is currently applicable to the Tolukuma Section:

  •
  The Water Resources Act;

  •
  The Environmental Planning Act; and

  •
  The Environment Contamination Act.

        The Water Resources Act regulates and controls the use of all Papua New Guinea water resources and addresses the following issues:

  •
  water use;

  •
  waste discharge quantities and quality;

  •
  water quality monitoring; and

  •
  optimal utilization and recycling.

        The Environmental Planning Act and the Environment Contamination Act stipulate the regulatory requirements, as well as the process required for the development of a mining lease and special mining lease, and include the following:

  •
  accurately defining pre-mining conditions;

  •
  assessing environmental impacts;

  •
  enforcing good environmental practice; and

  •
  evaluating environmental performance.

  The PNG Environmental Act 2000 and Regulations 2000

        It is intended that the PNG Environmental Act 2000 and Regulations 2000, or the Environmental Act and Regulations, will replace the existing environmental legislation. The Environmental Act and Regulations provide for draft environmental policies to be drawn up specifying whether or not an environmental permit can be issued. For activities deemed to have a minor impact on the environment, such as, small scale alluvial mining, environmental permits will not be required. However, mechanized mining will be subject to the permit system. The policy may dictate that an environmental improvement plan be prepared by the permit holder. This plan would set out the steps by which a proposed activity will be carried out in order to comply with an environmental policy or any standard or requirement imposed by the Environmental Act and Regulations.

        Environmental permits will be required for what are classified in the regulations as Level 2 or Level 3 activities. Level 2 and Level 3 activities are defined in the Environmental Act and Regulations in the context of gold mining, Level 2 activities are classified as either Category A or Category B activities whereas Level 3 activities resort under one category only.

        Level 2 Category A activities are:

  •
  drilling programs where the aggregate depth of all holds drilled is greater than 2,500 meters; and

  •
  mechanized mining on a mining lease issued under the Mining Act involving non-chemical processing of no greater than 50,000 tonnes per annum.

        Level 2 Category B activities are:

  •
  mechanized mining of a mining lease issued under the Mining Act involving chemical processing of no greater than 50,000 tonnes per annum;

  •
  mechanized mining on a mining lease issued under the Mining Act involving non-chemical processing of more than 50,000 tonnes per annum; and

  •
  mineral beneficiation or processing other than alluvial mining in accordance with an alluvial mining lease issued under the Mining Act.

        Level 3 activities are:

  •
  activities involving investment of a capital cost of more than 50 million Kina, except where such investment is made in pursuing an activity otherwise dealt with in the regulations in which case that category of activity will apply to the investment;

  •
  activities that will involve the discharge, emission or deposit of hazardous contaminants, except where such discharge, emission or deposit is ancillary or incidental to, or associated with, any other activity in the regulations in which case that category of activity will apply to the discharge, emission or deposit;

  •
  activities that may result in a significant risk of serious or material environmental harm within Wildlife Management Areas, Conservation Areas, National Parks and Protected Areas or any area declared to be protected under the provisions of an international treaty to which Papua New Guinea is a party and which has been ratified by the Parliament of the Independent State of Papua New Guinea; and

  •
  mining activities which require the issue of a special mining lease under the Mining Act; mechanized mining of a mining lease involving chemical processing, except where the activity falls within the ambit of a Category B, Level 2 activity.

        Our mining operations at the Tolukuma Section are classified as Level 3 activities. However, environmental permits will not be required for existing Level 2 or Level 3 activities unless the Director, by notice, requires existing Level 2 or Level 3 activities to apply for such a permit. We do not believe that these conditions will be applicable to our existing mining lease at the Tolukuma Section. However, we do believe that the following will be required for the new mining lease under negotiation:

  •
  the Tolukuma extension, which is a mining area, will be considered a Level 3 activity;

  •
  environmental policies will be binding and may dictate that we prepare an environmental improvement plan; and

  •
  an environmental permit will be issued upon application and satisfaction of requirements.

        An environmental impact assessment, or EIA, is conducted by an independent party to assess the potential impacts of an activity on the environment. The EIA provides for a "no-go option" should the environmental and social impacts exceed the economic advantages of the proposed activity.

        The exact format of the permits has not been finalized. However, the permit will likely include detailed requirements as to:

  •
  water quality parameters;

  •
  water use;

  •
  water discharge;

  •
  tailings disposal;

  •
  environmental fees;

  •
  monitoring programs;

  •
  emergency response plans; and

  •
  rehabilitation and closure objectives.

  Environmental Code of Practice for the Mining Industry in Papua New Guinea—November 1999

        The Environmental Act and Regulations provide for the issuance of environmental codes of practice which state ways of achieving compliance with general environmental duties. Compliance with these codes of practice is voluntary unless compliance is made part of the conditions of an environmental permit.

        The Environmental Code of Practice for the Mining Industry in Papua New Guinea -November 1999 makes several recommendations including:

  •
  implementing environmental management systems at operations;

  •
  effecting rehabilitation progressively rather than at the end of the life of mine;

  •
  treating tailings slurry prior to discharge into the environment and consider discharge only as a last resort;

  •
  reducing the volume of mine water usage and reduce groundwater seepage;

  •
  formulating and implementing a decommissioning and rehabilitation policy; and

  •
  conducting regular monitoring in accordance with an environmental mine monitoring program during operation and after closure.

        An environmental plan was submitted to the Directorate Environment and Conservation, or DEC, in November 1993 and was approved, subject to certain conditions, on May 24, 1994. The three principal conditions were:

  •
  submission of an environmental management and monitoring program;

  •
  rehabilitation on a progressive basis throughout the life of mine and progress reports every six months; and

  •
  develop a final site rehabilitation plan and submit the plan for years from the date of final plant commissioning.

        We submitted our environmental management and monitoring program in July 1994 and have adhered to its requirements. A final site rehabilitation plan has not yet been prepared. We anticipate that this plan will be completed and submitted to the DEC by July 2003.

Environmental Issues in Papua New Guinea

        The Tolukuma Section has been developed in accordance with an environmental plan approved by the Papua New Guinea authorities in July 1994. We believe the project materially complies with all environmental requirements. The discharge into rivers of tailings and waste material produced from treatment of this ore containing high mercury values are being addressed by reducing the amount of mercury containing material being fed into the gold plant. Additionally a comprehensive monitoring program has been undertaken in accordance with an approved Environmental Management and Monitoring Program which addresses water quality, population dietary survey and aquatic fauna and metals in tissue surveys. A final site rehabilitation plan has not yet been prepared. We anticipate that this plan will be completed and submitted to the DEC by July 2003.

        With the exception of the requirement that a mine should "effect rehabilitation progressively rather than at the end of life of mine", the Tolukuma Section is currently in substantial compliance with industry code of practice. Concurrent rehabilitation of "mined-out" areas ceased in 2000. This was identified and is addressed in our Environmental Audit Report of August 2002. In accordance with this report, a systematic rehabilitation and vegetation program will be integrated into the decommissioning and closure program. This program is currently being drafted and will be completed for implementation by June 2003. The impact of the cessation of rehabilitation, and in particular vegetation, has not been significant. Due to the high rainfall in the area, abundant surrounding vegetation and species diversity is very evident. However, this process will be enhanced further through active vegetation and monitoring and maintenance to ensure sustainability.

        Additionally, the report also identified other environmental issues requiring attention and including:

  •
  detailed plant and process water balance;

  •
  water management strategy;

  •
  good housekeeping;

  •
  dietary surveys and aquatic fauna and metals and tissue surveys; and

  •
  a decommissioning plan.

        All of these issues have been prioritized and actions addressing them are scheduled for completion by June 2003.

Title to Properties

South Africa

        We hold registered title to either statutory mining rights or mineral rights recognized in South Africa which entitles us to apply for a prospecting and/or mining authorization. We also hold valid and enforceable prospecting and mining authorizations sufficient to permit our current prospecting and mining authorizations. Because we are either the owner of the land or the holder of a Surface Right permit which is a statutory right granted under repealed legislation to use the surface of the land for purposes ancillary or incidental to mining operations, we are entitled to enter the land and conduct these operations. These rights will be affected upon the enactment of the Mineral and Petroleum Resources Development Bill, or the Bill. The Blyvoor Section consists of one mining license, ML46/99 in respect of statutory mining rights and mineral rights held by Blyvoor. The Buffels Section consists of one mining license, ML4/2001 in respect of statutory mining rights, and one prospecting permit, RP54/2002 in respect of statutory mining rights and mineral rights held by Buffels. We are in the process of applying for a prospecting permit for the Argonaut Project. We have mining title to 72,003 acres and freehold title to 14,145 acres in South Africa. Under current legislation, our mining licenses in South Africa are granted for an indefinite period until the minerals have been exhausted.

        Neither we nor our subsidiaries own the entire surface in respect of our mining operations but where necessary we or one of our subsidiaries hold registered title to surface right permits. Surface right permits are not property but are statutory rights issued under repealed mining legislation to use an area of the surface of the land for a specific purpose incidental and ancillary to mining. Either as owner of the surface or as holder of the surface right permits we are entitled to enter the land and conduct our mining operations. The surface right permits are entrenched in the Bill.

Papua New Guinea

        The Tolukuma Project consists of one mining lease, ML 104, three exploration licenses, EL's 580, 683 and 894 which surround the mining lease, three other exploration licenses, EL's 1171, 1262 and 1264 which abut and surround the three other EL's and five other areas held under application for exploration licenses, ELA's 1263, 1271, 1281, 1284 and 1263. Dome has an unencumbered 100% interest in all these tenements. In total, these EL's and ELA's cover an area of approximately 2,500 acres. We have mining lease to 1,898 acres in Papua New Guinea. The following table details the status of our mining license and exploration licenses.

License	Expiration Date
ML 104	August 29, 2012
EL 580	April 3, 2003
EL683	April 3, 2003
EL894	April 3, 2003
EL1171	December 12, 2002
EL1262	April 29, 2003
EL1263	Extension application pending(1)
EL1264	April 29, 2003
EL1281	December 12, 2003
EL1284	Extension application pending(2)
EL1297	Extension application pending(3)

(1)
EL1263 initially expired on November 2, 2002.

(2)
EL1284 initially expired on April 18, 2002.

(3)
EL1297 initially expired on August 30, 2002.

Legal Proceedings

  Special Committee

        On August 8, 2000, we established a Special Committee to investigate certain corporate governance irregularities which had come to the attention of the Audit Committee. The Special Committee consisted of Mr. Mark Wellesley-Wood, then serving as our non-executive Chairman, Mr. Ian Murray, our Finance Director, Charles Valkin, a partner at Bowman Gilfillan, our legal advisers, and Mark Pinington, a director of Deloitte & Touche Forensic Services. We were assisted in our internal investigations by Control Risks Group, a consulting firm specializing in investigations.

        The Special Committee was mandated by the Audit Committee to investigate the irregularities and to institute, where necessary, legal proceedings in respect of potential recoveries. To date, settlement agreements have been reached with several parties, covering an amount of approximately R10 million ($0.9 million). The funds recovered will be reflected in our financial accounts on an as and when received basis, and no recovery has been taken into account in the current period. The Special Committee has confirmed that the adjustments made to our financial statements to make provision for unauthorized and irrevocable transfers of funds during the fiscal year ended June 30, 2000 were appropriate. No further financial adjustments have been required as a result of the Special Committee's work. Improved controls and procedures have been implemented and have been examined by our insurers. At an Audit Committee meeting held on July 22, 2002, a decision was made to dissolve the Special Committee as it had fulfilled its mandate and achieved its objectives.

  Invalid Issuance of Ordinary Shares in Connection with Rawas Acquisition

        In July and October of 1999, we issued and allotted a total of 8,282,056 ordinary shares to various creditors of Laverton Gold NL and its subsidiary, B.T. Barisan Tropical Mining. The creditors to whom such ordinary shares were issued included Consolidated African Mines Limited, or CAM, and Continental Gold Fields Ltd. These ordinary shares were ostensibly issued pursuant to the planned acquisition of Rawas, a gold mine located in Indonesia, in consideration for, or in anticipation of receiving, shares in and claims against various companies with ownership interests in Rawas and its mining right. That number represented approximately 4.5% of our total issued and outstanding ordinary shares as of November 30, 2002. Since that time, evidence has come to light revealing that the ordinary shares were issued without our legal authority and suggesting that this occurred as a result of a transaction entered into for the benefit of certain third parties. Under the South African Companies Act, 1973 (as amended), the High Court of South Africa is permitted to validate an invalid share issuance. During a shareholders' meeting earlier this year, our shareholders, by special resolution, resolved to ratify the share issuance. We subsequently made an application to the High Court of South Africa to validate the invalid issuance. This application was successful.

        Internal investigations, which began in 2000 after we became aware of certain irregularities in the transaction, continued during fiscal year 2002. These investigations are still continuing and the potential for any recovery through the pursuit of legal claims is being reviewed by the Board of Directors in consultation with our legal advisors in South Africa and Australia. We are considering the viability of actions to be taken in South Africa and Australia against those responsible for the Rawas transaction for the recovery of any losses which we have sustained.

  Other Proceedings

        Mr. Hoops, a former Director of ours, has claimed R6 million ($0.6 million) in damages against us for alleged constructive dismissal of his employment. The dispute is to be privately arbitrated in February 2003.

        Blyvoor has instituted proceedings against Property Corporate of South Africa, or Procor, whereby Blyvoor has claimed that R0.9 million ($0.09 million) is owed to it by Procor pursuant to an agreement (negotiated by our former directors) in terms of which, inter alia, Procor was to dispose of certain properties owned by Blyvoor, collect rentals payable during the process of selling such properties, and if the properties were not sold, Procor agreed to purchase the properties. Procor, by way of counterclaim, contends that Blyvoor has breached the agreement and has claimed damages in the sum of approximately R9 million ($0.9 million). We believe we have meritorious defenses to this counterclaim and will defend against it vigorously.

        On December 24, 2002, the City Council of Potchefstroom served an application on us and two other respondents alleging that we caused a river near the Blyvoor Section to become polluted through the discharge of effluent from a broken tailings dam nearby. We discharge effluent into this dam, which is owned by one of the other respondents, under permit from the Department of Water Affairs and Forestry.

        In its application, the City Council of Potchefstroom requests the court to cause us to repair the broken dam wall, put in place a monitoring system for any possible pollution of the nearby river and prepare a rehabilitation program for the polluted area. We have recently begun to investigate this incident and the court application and our potential liability for this discharge is presently unknown.

        We are not a party to any other material legal proceedings, nor to our knowledge is any of our property the subject of any other material pending legal proceedings.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following commentary should be read in conjunction with the financial statements and related notes included in this Annual Report. Our discussion contains forward looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.

OVERVIEW

        We are a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. Our operations consist of the North West Operations, the Blyvoor Section and Crown Section, all in South Africa, and the Tolukuma Section in Papua New Guinea. We own a 40% interest in the Crown Section and manage its operations pursuant to a management agreement. We also have exploration projects in South Africa, Papua New Guinea and Australia, though our principal focus is on our operations in South Africa.

        Since 1997, we have expanded from a single operation at the Durban Deep Section that produced 165,996 ounces of gold for the fiscal year 1997 to an independent gold producer that has increased production to 1,027,440 ounces of gold in fiscal year 2002. Our strategy for growth has generally been to acquire existing under-performing mines and turn them into profitable business units by introducing low-cost mining methods and reducing costs through employing our experience in managing marginal gold mines to more efficiently utilize existing infrastructures.

        We have had a number of changes in management and in the composition of our board of directors during the last year. Our new management team has made important changes to our business, most notably a major restructuring of our hedge book. We have embraced the South African government's drive for black economic empowerment and concluded a transaction with KBH involving the sale of a 60% share of our interest in CGR. We also took positive steps to start growing our asset base and making our production profile more sustainable. For example, we accelerated our exploration programs at the Tolukuma and Harties Sections. We re-commissioned the No. 6 shaft at the Harties Section and, through a new decline, accessed additional reserves. The expansion program at the Blyvoor Section has resulted in new mining areas being accessed and the ore reserves increasing.

CRITICAL ACCOUNTING POLICIES

        Our significant accounting policies are more fully described in note 2 to our consolidated financial statements. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

        Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparations of our consolidated financial statements and could potentially impact our financial results and future financial performance.

Mining Assets

        Mining exploration costs are expensed as incurred. Costs related to property acquisitions and mineral and surface rights are capitalized.

        Undeveloped properties, upon which we have not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where our directors consider that there is little likelihood of the properties being profitably exploited, or the value of the mining rights have diminished below cost, a write down is made.

        Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to expand the capacity of operating mines. Mine development costs incurred in the ordinary course to maintain production are expensed.

        Initial development and pre-production costs relating to a new ore body are capitalized once our directors consider that the likelihood of the properties being profitably exploited is probable and until the ore body is brought into production at which time the costs are then amortized as set out below.

        Land is recorded at cost and not depreciated. Buildings and other non-mining fixed assets are recorded at cost less accumulated depreciation.

        Depreciation and amortization of mineral property interests, mine development costs and mine plant facilities and equipment are computed by the units-of-production method based on estimated proven and probable reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits.

        Mineral rights are amortized over their expected lives or 50 years whichever is less.

        Recoverability of our long-term assets, which include development costs, are reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To determine whether a long-term asset may be impaired, the estimate of future un-discounted cash flows, calculated on an area of interest basis, is compared to its carrying value.

        If an impairment exists on this basis, a reduction in the carrying value of the long-term asset is recorded to the extent the carrying value exceeds the estimate of future discounted cash flows calculated on an area of interest basis. Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of our mining assets.

Rehabilitation costs

        Rehabilitation costs and related accrued liabilities, which are based on our interpretation of current environmental and regulatory requirements, are expensed as incurred and accrued over the operating life of the mine, principally by the units-of-production method based on estimated proven and probable reserves.

        Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that our estimates of our ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

        Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable.

Financial instruments

        Statement of Financial Accounting Standard 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities has been issued and was adopted by us with effect from July 1, 2000.

        Prior to the adoption of SFAS 133, gains and losses on derivative instruments, which effectively established minimum prices for designated future production were recognized in revenue when planned production was delivered. Derivatives that were not designated to future production, were accounted for on a mark-to-market basis and the associated gains and losses were recognized in the results of operations.

        Under SFAS 133, all derivative instruments are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchase normal sale exception. On the date a derivative contract is entered into, the derivative is designated as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. Our derivative transactions, while providing effective economic hedges under the our risk management policies, do not qualify for hedge accounting. Derivative instruments are not entered into for trading purposes.

        On adoption of SFAS 133, none of our derivatives qualified for hedge accounting as they did not meet the hedging requirements of SFAS 133. A cumulative effect adjustment of $78 million was recorded in Accumulated Other Comprehensive Income on July 1, 2000. The cumulative effect adjustment was required to record the fair value of those derivative instruments on the balance sheet, which previously qualified for hedge accounting and were not recorded on the balance sheet.

        Recognition of derivatives which meet the criteria for the normal purchase normal sale exception under SFAS 133 are deferred until settlement.

        Subsequent to the adoption of SFAS 133, changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.

Pension plans and other employee benefits

        Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through annual contributions.

        In addition, we make long service bonus payments (long-service awards) for certain eligible employees, based on qualifying ages and levels of service, and accrues the cost of such liabilities over the service life of the employees on an actuarial basis.

        We contribute to a defined contribution medical fund for current employees and certain retirees on an annually determined contribution basis. No contributions are made for employees retiring after December 31, 1996. A liability for retirees and their dependants prior to this date has been accrued in full based on an actuarial valuation.

Stock-based compensation plans

        We have adopted the disclosure only provisions of SFAS 123 and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations accounting for our employee based compensation plan.

OPERATIONS

        We currently focus on four operations:

•
North West Operations

        The North West Operations consist of the Buffels Section and Harties Section which lie adjacent to each other within the Klerksdorp goldfield on the northwest rim of the Witwatersrand Basin. This operation is our largest producer of gold and produced 540,566 ounces, or 53% of our total gold production, for fiscal 2002 from underground and surface sources. We own 100% of the North West Operations through our wholly-owned subsidiary, Buffels. Buffels acquired the majority of the assets and liabilities of the Harties mining operation on August 16, 1999.

        Due to the recent increase in the price of gold, we have decided to mine previously unprofitable areas of the Buffels and Harties Sections below a cut-off grade of 7.96 g/t at Buffels Section and
6.45 g/t at Harties Section. These areas are called the "medium grades' and carry no additional overhead costs. This strategy has increased the life of the mines from seven years to 24 years. The North West Operations have approximately 13,300 employees including contractors. The operation produced 436,864 ounces of gold from underground areas. The build-up to full production in fiscal 2002 was slower than expected, mainly due to infrastructure constraints. Gold production from surface areas in fiscal 2002 amounted to 103,686 ounces.

•
Blyvoor Section

        The Blyvoor Section is situated in the Carletonville goldfields on the northwestern edge of the Witwatersrand Basin. This section was established in 1937 and gold production commenced in 1942. It was the first mine in the "West Wits" line and our wholly-owned subsidiary, Blyvoor, acquired the company which owned the adjacent Doornfontein mine as a wholly owned subsidiary in December 1995. We own 100% of the Blyvoor Section through our wholly-owned subsidiary, Blyvoor. We acquired Blyvoor on September 15, 1997.

        The mine has approximately 6,100 employees, including contractors. The Blyvoor Section has two main gold bearing horizons, the Carbon Leader Reef, which is one of the principal ore-bodies in the goldfield, and the Middelvlei Reef which is situated approximately 75 meters vertically above the Carbon Leader Reef horizon. The processing of surface rock dumps also takes place at the Blyvoor Section. We believe that production from surface sources at the Blyvoor Section will progressively decrease from 163,000 tons per month during fiscal 2002 to 100,000 tons per month while production from underground operations will increase in a corresponding manner to match the plant capacity of approximately 207,000 tons per month, or tpm.

        We implemented the Blyvoor Expansion Project in fiscal 2001 to realize the full potential of the Blyvoor ore reserves, thus introducing the mining of the lower grade Middelvlei Reef resources as well as the reclamation of "old gold" in worked out areas. Low cost mining of the Middelvlei Reef is achievable because of the extensive pre-development work done and the extensive mining of the Carbon Leader Reef which has resulted in the Middelvlei Reef being situated in a geologically stable mining environment and thereby resulting in lower mining cost. The expansion project has increased the current life of mine plan from 12 to 26 years.

        Underground gold production has increased from 152,556 ounces in fiscal 2001 to 200,171 ounces in fiscal 2002. Surface gold production decreased from 68,255 in fiscal 2001 to 52,854 ounces in fiscal 2002.

•
Crown Section

        The Crown Section is involved in the clearing of old slime and sand dumps and the environmental clean-up of land across Central Johannesburg. The Crown Section has three operating plants situated at Crown Mines, City Deep and Knights, with an installed capacity to treat 11 million tonnes of sand and tailings per annum. Subsequent to cessation of underground operations and until recently, the Crown Section also operated the West Wits gold plant for the processing of sand dumps. However, in June 2002, we entered into an agreement to sell the West Wits plant and related surface rights to BTL for R25 million ($2.4 million). On July 1, 2002, we sold a 60% interest in the Crown Section leaving us with 40% of the Crown Section through our wholly-owned subsidiary, Crown. We will account financially for our interest in the Crown Section under the equity method commencing July 1, 2002. We acquired Crown on September 14, 1998.

        Gold production was 138,665 ounces during the fiscal year 2002. The operation has approximately 975 employees including contractors.

        On October 10, 2002, CGR entered into an agreement to purchase 100% of the issued share capital and shareholders claims of ERPM. ERPM is located close to Boksburg, east of Johannesburg. There is one processing plant servicing the three operating shafts. The other shafts are used for transport and pumping. Gold production at ERPM during the fiscal year ended December 2001 was 100,374 ounces. As at November 30, 2002, there were 2,600 persons employed at the excavations of which 400 were skilled workers employed directly by ERPM and the rest were contract workers employed by Circle Labor Hire, a labor broker.

  •
  Tolukuma Section

        The Tolukuma Section is situated approximately 100 kilometers north of Port Moresby in Papua New Guinea, at an elevation of 1,550 meters. We acquired Dome Resources (Pty) Ltd, or Dome in the first half of 2000, our objective being to re-engineer and further develop the operation.

        Total production for the fiscal year 2002 amounted to 71,955 ounces of gold and 261,550 ounces of silver. The Tolukuma Section has approximately 530 employees, including contractors. The Tolukuma Section is situated in a remote area of Papua New Guinea, which requires all transport to and from the mine to be carried out by helicopter. As a result, 25% of the total cost of the mine is spent on transportation costs. We own 100% of the Tolukuma Section through our wholly-owned subsidiary Dome. We completed our acquisition of the entire share capital of Dome in June 2001.

Revenue

        Substantially all our revenues are derived from the sale of gold. As a result our operating results are directly related to the price of gold.

        The profitability of our operations, and the cash flows generated by those operations, are impacted by changes in the market price for gold, which in the past has fluctuated widely. As a general rule, we sell the gold we produce at market prices to obtain the maximum benefit from prevailing gold prices, although we have previously entered into hedging arrangements such as forward sales or other derivatives which establish a price in advance for the sale of our future gold production. During fiscal 2002, we undertook a major restructuring of our hedge book designed to reduce our hedging contracts.

        The gold price in Dollars received by us has declined during each of the last three fiscal years. However, we have seen an increase in the price of gold received by us during the first three months of the 2003 fiscal year caused in part by our hedge restructuring. The following table sets out the average, high and low London Bullion market price of gold in Dollars during the last three fiscal years.

	Year ended June 30
	2002	2001	2000
Average	296	269	281
High	327	291	326
Low	265	260	253

As a result of our hedging program, the actual cash proceeds from the sale of gold amounted to $253 per ounce in fiscal 2002 compared to $264 per ounce in fiscal 2001 and $289 per ounce in fiscal 2000.

Production Costs

        Cash costs typically make up over 89% of our total costs. The remainder of costs consist primarily of exploration costs, selling, administrative and general charges and depreciation and amortization.

        Cash cost is a term for working (production) cost, calculated by dividing cash operating costs by gold ounces produced for all periods presented. This is a non-US GAAP measurement typically used in the mining industry. Our cash operating costs consists primarily of production costs, and include mine production (which includes labor, consumable stores and utilities), transport and refinery costs. Cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders or as an indicator of our performance. Our definition of cash cost may differ to similarly titled measures of other companies. However, we believe that cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature and a measure of a company's gross margins per ounce by comparison of total cash costs per ounce to the spot price of gold. Our aim is to reduce total unit cost per ounce produced by maintaining low total cost structure at existing operations and implementing this low-cost structure at the new mining operations we acquire.

        We have been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs, implementing an ore reserve management system that allows for greater grade control and acquiring higher grade reserves. Our ore reserve management system relies on a detailed geological understanding of the orebody backed up by closely-spaced sampling and an emphasis on grade control. We have also reduced our total costs by removing excess layers of management at our operating sections.

Income and Mining Tax

        We pay tax on mining income and non-mining income. The amount of mining income tax is calculated on the basis of a formula which takes into account total revenue and profits from, and capital expenditures for, mining operations.

  South Africa

        In South Africa, the amount of income subject to taxation is calculated by subtracting capital expenditures from operating profit. The amount by which the adjusted profit figures exceeds 5% of revenue constitutes taxable mining income adjusted for any historical tax loss. We and each of our subsidiaries each make our own calculation of taxable income.

        The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether that company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing gold mining companies had the option to elect to be exempt from the STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In 2002, 2001 and 2000, the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 46% and 38%, respectively. During those same years, the tax rates for companies that did not elect the STC exemption were 37%, and 30%, respectively. In 1993, we elected not to be exempt from the STC tax. However, with the exception of Blyvoor, all of our subsidiaries elected the STC exemption. Any dividends paid by Blyvoor, being a wholly-owned subsidiary of ours, would be exempt from STC. To the extent that we receive dividends, such dividends are offset against the amount of dividends paid for purposes of calculating the amount subject to the 12.5% STC tax.

        Deferred taxation has been calculated at the non-mining tax rate of 30% as a result of the uncertainty created by fluctuations in the mining tax rate as determined by the mining tax formula. In our case, a non-mining tax rate of 42.5% (including STC of 12.5%) has been applied. Valuation allowances are provided on deferred tax assets arising out of assessed losses and unredeemed capital expenditures where these are unlikely to be utilized in the foreseeable future.

  Papua New Guinea

        Prior to the 2002 fiscal year, the corporate tax rate in Papua New Guinea was 35%. Currently, corporate tax rates on non-mining, non-petroleum taxable income in Papau New Guinea are 25% for resident companies and 48% for non-resident companies. Taxable income from mining operations is assessed at the rate of 30% for resident companies and 48% for non-resident companies. Additional profit tax is raised on resource projects at a rate of 20 - 25%. Tolukuma is a resident company for tax purposes.

Results of Operations

Year ended June 30, 2002 and 2001

  Revenue

        Revenue for the year ended June 30, 2002 increased by 4.3% to $303.9 million from $291.3 million in fiscal 2001. We produced 1.027 million ounces of gold from 27.3 million tons treated at an average yield of 0.036 ounces per ton in fiscal 2002. In fiscal 2001 we produced 1.064 million ounces of gold from 27.3 million tons treated at an average yield of 0.036 ounces per ton. Despite the 3.4% reduction in production as compared to fiscal 2001, the increase in revenue was mainly attributable to the increase in the average price of gold received before taking into account the effects of our hedging.

  Cash Costs

        The following table sets out our total amount of gold produced in ounces and our cash cost per ounce of gold produced at each of our operations for the years ended June 30, 2002 and June 30, 2001:

	Year ended June 30,
	2002		2001
	(oz)	($/oz)	(oz)	($/oz)
North West Operations
Surface Operations	103,686	158	106,902	177
Underground Operations	436,864	233	501,425	242

Weighted average cash cost per ounce		219		231
Blyvoor Section
Surface Operations	52,854	162	68,255	186
Underground Operations	200,171	190	152,556	250

Weighted average cash cost per ounce		184		230
Crown Section	138,665	204	145,029	214
West Wits Section	23,245	264	25,849	314
Tolukuma Section	71,955	240	63,593	242
Total ounces produced	1,027,440		1,063,609
Total production costs ($'000)		218,056		247,098
Weighted average cash cost		212		232

        Cash cost per ounce in fiscal 2002 was reduced by 8.6% to $212 per ounce compared to a cash cost of $232 per ounce in fiscal 2001. This decrease is primarily attributable to the significant depreciation of the Rand against the Dollar during fiscal 2002, as well as an increased focus on cost control, including centralizing our procurements function to obtain better commodity prices from suppliers. The majority of our cash costs are incurred in Rands. Total cash costs in fiscal 2002 consisted of 41% labor costs; 20% contractor services and other related costs; 26% inventory costs; and 13% electricity costs. As gold mining in South Africa is very labor intensive, labor costs are the largest component of cash costs. During fiscal 2002, an average wage increase of 7% for our mining employees was implemented pursuant to our current labor agreements.

  Depreciation and amortization

        Depreciation and amortization charges were $15.0 million for fiscal 2002 as compared to $15.2 million for fiscal 2001. This slight decrease is mainly due to an extension of the life of mine of our current operations. This decrease, was to an extent negated by the increase in the depreciation charges at the Tolukuma Section caused by the appreciation of the Australian Dollar during the year.

  Employment termination costs

        Employment termination costs decreased to $0.4 million for fiscal 2002 as compared to $3.0 million for fiscal 2001. This decrease is mainly due to the payment of employment termination costs during fiscal 2001 in connection with the closure of unprofitable mining operations at the Durban Deep and West Wits Sections.

  Impairment of assets

        During fiscal 2002, we recorded an impairment charge against the residential property at the Durban Deep Section of $2.2 million. The market value of these assets had declined further during the current year. We had not recorded an impairment charge against these assets during fiscal 2001 as there was a potential buyer for these assets. However, the sale was not consummated and the Durban Deep Section has now been fully impaired. In fiscal 2001, we recorded an impairment charge against the assets of the Durban Deep Section of $2.8 million based on the fair value of the assets at June 30, 2001.

  Selling, administration and general charges

        The selling, administration and general charges decreased in fiscal 2002 to $13.3 million as compared to $33.8 million in fiscal 2001. The decrease was primarily due to the significant depreciation of the Rand against the Dollar in fiscal 2002. The majority of our selling, administrative and general charges are incurred in Rand. The implementation of a flatter management structure and the concerted effort of management to institute tighter financial controls, including greater reliance on in-house expertise as opposed to external consultants, also contributed to the decrease. We incurred costs in fiscal 2001 related to our special investigation that were not incurred in fiscal 2002.

  Loss on financial instruments

        The loss on financial instruments in fiscal 2002 was $147.2 million, as compared with a loss of $15.4 million in fiscal 2001.

        The depreciation of the Rand and the appreciation of the gold price during fiscal 2002 and the resulting negative effect that these changes had on the fair value of our derivative instruments contributed to the large increase in the loss on financial instruments. The average price of gold received by us was $43 per ounce less than the average gold price for fiscal 2002 as opposed to fiscal 2001, when the difference between the average gold price for the year and our gold price received was $5 per ounce less. The above difference and the effect of the close-out of our hedge position resulted in realized losses of $126.4 million in fiscal 2002.

  Interest expense

        Interest expense decreased to $2.4 million for fiscal 2002 as compared to $5.6 million for fiscal 2001. The decrease was due primarily to the settlement of the loan from Western Areas Ltd., or WAL, during the year.

  Income and Mining Tax

        In fiscal 2002 the tax benefit was 45% of our consolidated loss as compared to 41% in fiscal 2001.

        As a result of the improved average price of gold in fiscal 2002, the likelihood of realizing assessed losses at our operations has increased and thus deferred income and mining tax valuation allowances have decreased to $6.9 million in fiscal 2002 from $63.3 million in fiscal 2001. This decrease has to an extent been negated by a reduction in the Unredeemed Capital Expenditure carried forward balance to $22.1 million in fiscal 2002 from $34.4 million in fiscal 2001 and a reduction in the Assessable Tax Loss carried forward balances to $15.4 million in fiscal 2002 from $25.1 million in fiscal 2001 as a result of continued profitability at the Blyvoor and Crown Sections.

        Foreign tax benefit decreased to $2.1 million in fiscal 2002 from $4.1 million in fiscal 2001, primarily due to a smaller loss before tax at the Tolukuma Section. There was also an increase in expenditure not allowed as a deduction for taxation purposes to $9.5 million in fiscal 2002 from $0.4 million in fiscal 2001, this increase was mainly attributable to the early close out of certain hedge positions during the year.

  Minority Interest

        In fiscal 2002, minority interest decreased to $0 from $0.3 million in fiscal 2001 because we purchased all the shares in Dome during fiscal 2001. The $0.3 million relates to the minority shareholders' share of losses in Dome.

  Provision for Environmental Rehabilitation

        A total of $12.1 million was invested in our various environmental trust funds at the end of fiscal 2002, as compared to $13.8 million for fiscal 2001. The decrease is attributable to the weakening of the Rand against the Dollar in fiscal 2002. As of June 30, 2002, we estimate our total rehabilitation liability to be $17.9 million as opposed to $22.6 million at June 30, 2001. The shortfall will be financed by ongoing financial contributions.

Year ended June 30, 2001 and 2000

  Revenue

        Revenue for the year ended June 30, 2001 decreased by 11.1% to $291.3 million from $327.6 million in fiscal 2000. We produced 1.064 million ounces of gold from 27.3 million tons treated at an average yield of 0.039 ounces per ton. The decrease was mainly attributable to the decrease in the average Dollar sales price received and the 6.3% decrease in gold produced as compared to fiscal 2000. The decrease in production was mainly the result of the closure of the unprofitable underground operations at the Durban Deep and West Wits Sections.

  Cash Costs

        The following table sets out our total amount of gold produced in ounces and our cash cost per ounce of gold produced at each of our operations for the years ended June 30, 2001 and June 30, 2000:

	Year ended June 30,
	2001		2000
	(oz)	($/oz)	(oz)	($/oz)
North West Operations
Surface operations	106,902	177	117,803	187
Underground operations	501,425	242	518,396	257

Weighted average cash cost per ounce		231		244
Blyvoor Section
Surface operations	68,255	186	54,528	244
Underground operations	152,556	250	152,105	278

Weighted average cash cost per ounce		230		269
Crown Section	145,029	214	140,916	251
West Wits Section	25,849	314	81,276	316
Tolukuma Section	63,593	242	17,811	214
Durban Deep Section	—	—	51,788	332
Total ounces produced	1,063,609		1,134,623
Total production costs ($'000)		247,098		303,484
Weighted average cash cost		232		267

        Cash cost per ounce in fiscal 2001 was reduced by 13.1% to $232 per ounce compared to a cash cost of $267 per ounce in fiscal 2000. The decrease was mainly attributable to the effect of a depreciating Rand and the closure of the unprofitable underground operations at Durban Deep and West Wits Sections. Cash costs consisted in fiscal 2001 of: 32% labor costs; 35% contractor services and other related costs; 22% inventory costs. As gold mining in South Africa is very labor intensive, labor costs are the largest component of cash costs.

  Depreciation and Amortization

        Depreciation and amortization charges were $15.2 million for fiscal 2001 as compared to $20.1 million for fiscal 2000. This decrease was due primarily to an extension of the life of mine of our current operations excluding West Wits and Durban Deep Sections which were impaired in fiscal 2000.

  Employment Termination Costs

        Employment termination costs increased to $3.0 million for fiscal 2001 as compared to $2.5 million for fiscal 2000. The increase in fiscal 2001 compared to fiscal 2000 was due primarily to the closure of unprofitable operations at the Durban Deep and West Wits Sections.

  Impairment of Assets

        In fiscal 2001, we recorded an impairment charge against the assets of the Durban Deep Section of $2.8 million based on the fair value of the assets at June 30, 2001. During fiscal 2000, we recorded an impairment charge against the assets at the Durban Deep and West Wits Sections and at the Hargraves mine in the amount of $68.5 million.

  Selling, Administrative and General Charges

        The selling, administrative and general charges decreased in fiscal 2001 to $33.8 million as compared to $39.2 million in fiscal 2000. The decrease is primarily due to the concerted efforts of management to institute tighter financial controls and improved corporate governance measures as well as the depreciation of the Rand against the Dollar.

  Loss on Financial Instruments

        The loss on financial instruments in fiscal 2001 was $15.4 million, as compared with a loss of $34.6 million in fiscal 2000. The losses relate primarily to the change in the fair value of derivative instruments subsequent to the adoption of the new accounting standard, FAS 133.

        The average price of gold received by us was $5 per ounce less than the average gold price for fiscal 2002 as opposed to fiscal 2000, when the average gold price received for the year was $8 per ounce greater than the average gold price for the year.

  Interest Expense

        Interest expense amounted to $5.6 million for the fiscal 2001 as compared to $4.5 million in fiscal 2000. The expense was due primarily to interest due on the long term loans and the short term WAL loan facility.

  Income and Mining Tax

        In fiscal 2001, the tax benefit was 41% of our consolidated loss as compared to only 1% in fiscal 2000.

        The increase was mainly attributable to a decrease in expenditure not allowed as a deduction for taxation purposes to $0.4 million in fiscal 2001 from $13.2 million in fiscal 2000. This decrease was mainly attributable to impairment costs in 2000 relating to our investments in Hargraves NL and the Rawas gold mine. These amounts were not allowed as a deduction for tax purposes.

        Foreign tax benefit decreased to $4.1 million in fiscal 2001 from $13.2 million in fiscal 2001, primarily due to a decrease in the loss before tax from the Australian operations as a result of the liquidation of the unprofitable Hargraves operations in fiscal 2000.

  Minority Interest

        The minority interests in fiscal 2000 reflected the minority shareholders' share of Dome's net profit, while the $0.3 million credit in fiscal 2001 reflected the minority shareholders' share of Dome's net loss.

  Provision for Environmental Rehabilitation

        A total of $13.8 million was invested in our various environmental trust funds at the end of fiscal 2001 as compared to $14.8 million at the end of fiscal 2000. As of June 30, 2001 we estimated our total rehabilitation liability to be $22.6 million as compared to $30.4 million as of June 30, 2000.

LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

        At June 30, 2002, we had cash and cash equivalents of $23.9 million, and working capital of negative $9.6 million. Our board of directors believes that due to the favorable Rand gold price, the restructuring of our hedge positions and the debt facilities currently in place our working capital resources are sufficient to fund our currently foreseeable business requirements.

Operations

        Cash of $64.2 million was utilized for fiscal 2002 as compared to cash utilized of $16.7 million for fiscal 2001 and cash utilized of $0.7 million for fiscal 2000. This increase was due primarily to the early settlement of hedge positions during the year.

Investing

        Cash generated from investing activities was $2.9 million for fiscal 2002 as compared to cash utilized $1.3 million in fiscal 2001 and $34.9 million in fiscal 2000. The increase in fiscal 2002 was due to the sale of listed investments.

Financing

        Cash generated from financing activities increased from $15 million in 2001 to $67.6 million in 2002. This increase is due to share issues in 2002. Cash generated from financing activities in fiscal 2000 was $55.9 million. The decrease from fiscal 2000 to fiscal 2001 is due to fewer share issues in fiscal 2001.

Capital Expenditures

        Capital expenditure for the fiscal year ended June 30, 2002 was $8.2 million, compared to $6.3 million for the fiscal year ended June 2001. Capital expenditures were predominantly on ore reserve development at the Blyvoor Section and underground services at the Blyvoor, Harties and Buffels Sections. A section of the West Wits gold plant and the mobile equipment at Tolukuma were upgraded. Redundant capital equipment amounting to $1.7 million was sold during the year. Capital expenditures were currently funded from existing cash resources and cash generated by operations and cash generated by financing activities.

        Capital expenditure for the fiscal year ended June 30, 2001 was $6.3 million, compared to $19.7 million for the fiscal year ended June 2000. Capital was mainly spent on ore reserve development at the Blyvoor Section and underground services at the Blyvoor, Harties and Buffels Sections. The pre-concentration plant and rock mill at the West Wits Section and the mobile equipment at Tolukuma were upgraded. Redundant capital equipment amounting to $5.9 million was sold during the year. Capital expenditures were funded from existing cash resources.

        For fiscal 2003, we have budgeted $14.7 million for capital expenditures. Included in this amount is $2.7 million for exploration, $3.9 million for upgrading existing underground operations, $1.4 million for upgrading metallurgical plants, $4.3 million on mining equipment and development and $2.4 million on other capital projects.

        For fiscal 2003, North West has budgeted $5.1 million for capital expenditure, Blyvoor $3.8 million and Tolukuma $5.8 million. We plan to finance the capital expenditures from cash flows generated by operations.

Share Capital

        During October 2000, we issued 8,000,000 ordinary shares to JCI Gold Limited, or JCI Gold, in exchange for the repayment by JCI Gold of a R38.2 million ($3.6 million) note to iProp Limited on behalf of Crown.

        During February and May of 2002, we concluded private placements for a total of 12,000,000 of our ordinary shares. The net proceeds from those placements of R445.5 million ($42.2 million) were used to undertake a major restructuring of our hedgebook.

        In July 2002, KBH subscribed for 4,794,889 of our ordinary shares of a subscription price of approximately R68 million ($6.4 million).

        On November 12, 2002 we issued $66,000,000 of 6% Senior Convertible Notes due 2006, in a private placement. We issued the notes at a purchase price of 100% of the principal amount thereof. If not converted or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006. The notes are convertible into our ordinary shares, or, under certain conditions, ADRs, at a conversion price of $3.75 per share or ADR, subject to adjustment in certain events. We are entitled to redeem the notes at their accreted value plus accrued interest, if any, subject to certain prescribed conditions being fulfilled, after November 12, 2005. We offered the notes only to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended, or the Securities Act, and to non-U.S. persons in reliance on Regulation S under the Securities Act.

        The approved capital expenditure for the Blyvoor Expansion Project for the fiscal year ended June 30, 2003, is $1.2 million. Of the total projected capital expenditure of $3.8 million for the Blyvoor Expansion Project, $1.2 million will be spent on exploiting the medium grade Middelvlei Reef ore reserves at the No. 6 shaft. These reserves, which were previously deemed to be unavailable, can now be mined profitably at current gold prices by using innovative low cost mining methods. Additionally, $1.0 million will be used to upgrade infrastructure on surface and underground at Nos. 5 and 6 shafts to facilitate more efficient operations. The balance will be used to upgrade slime dams and provide general upgrading of the surface infrastructure.

        The approved capital expenditure for the North West Operations is $5.1 million. This amount will be used to finance the mining of the medium grade area of the Vaal Reef.

        As of November 30, 2002, $5.8 million of the total projected capital expenditure has been approved by our board.

Credit and Loan Facilities

        We do not have any off balance sheet borrowings or financial arrangements. At November 30, 2002 the following borrowing arrangements were in place:

  Mineral Resources Development Company (Proprietary) Limited Loan

        On November 19, 1997, Dome and Tolukuma Gold Mines Limited, or TGM, entered into a loan agreement with Mineral Resources Development Company (Proprietary) Limited, or MRDC, by which MRDC provided a loan of A$2.5 million ($1.2 million) to TGM. The loan is to be repaid in four equal half-yearly installments, as per an amended agreement, with the first installment paid on June 30, 2002 and the last payable on December 31, 2003. Interest is payable at 9% per year and has been capitalized. The loan is secured by a lien on the assets of TGM. The loan agreement provides that neither Dome nor TGM may make dividend payments if such payments would have a material adverse effect on TGM's ability to meet its obligations under the loan. The loan is guaranteed by Dome. As of June 30, 2002, the outstanding balance on the loan was $1.0 million.

        As of November 30, 2002, the interest rate on this loan remained at 9% and the outstanding balance on the loan was $1.0 million based on an exchange rate of R9.29 to $1.

  Mortgage Bond—First National Bank Limited

        A mortgage bond of R3 million ($0.5 million) was obtained by our subsidiary, Stand 752 Parktown Extension (Pty) Ltd in November 1998 in order to acquire the building which houses our registered address and corporate offices. The loan is secured by a first covering mortgage bond over this property and a deed of suretyship signed by us. The mortgage loan bears interest at 0.75% below the prime lending rate offered by First National Bank Limited on overdraft. At June 30, 2002 the prime lending rate in South Africa was 16% per annum. Interest is calculated daily and compounded monthly in arrears. The loan is repayable over 60 months in monthly installments. As of June 30, 2002, the outstanding balance on the loan was $0.1 million.

        At November 30, 2002, the prime lending rate in South Africa was 17% per annum and the outstanding balance on the loan was $0.1 million based on an exchange rate of R9.29 to $1.

  Industrial Development Corporation Loan to Crown Gold Recoveries (Pty) Ltd

        On June 8, 1999, Crown Gold Recoveries (Pty) Ltd, or CGR, entered into a loan agreement with IDC for R25 million ($3.1 million). The loan bears interest at 2.5% below the prime lending rate offered by First National Bank of Southern Africa Limited on overdraft. As of June 30, 2002, the interest rate stood at 13.5% per year. The loan is repayable in 48 monthly installments. Repayment of the loan began on May 1, 2000. As of June 30, 2002, the outstanding balance on the loan was $1.1 million.

        As of November 30, 2002, the interest rate stood at 14.5% per year, and the outstanding balance on the loan was $1.2 million based on an exchange rate of R9.29 to $1.

        The loan is secured by a general notarial bond covering all moveable assets of CGR. Under the terms of the loan agreement, CGR cannot, without the written consent of IDC:

  •
  pay cash dividends;
  •
  pay interest on shareholder loans in cash;
  •
  make loans to companies controlled by us;
  •
  repay any shareholder loans; or
  •
  pay any management or administration fees

in an aggregate amount of more than R2.5 million ($0.2 million) in the financial year ended on June 30, 2000, and increasing by 8% per year, until our interest in CGR is equal to 50% of its total assets or which would have the effect of causing our interests in CGR to be reduced below 50%. Furthermore, CGR cannot, without the prior written consent of IDC, dispose of or further encumber its moveable assets or issue shares to anyone other than us. We may not sell any of our shares in CGR without the consent of IDC.

        We have guaranteed the due and punctual payment of the obligation of CGR under the loan agreement through a suretyship. However, in connection with our sale of 60% of our interest in CGR to KBH which has agreed to indemnify us against any claim, loss or damage suffered, or expense incurred by us as a result of any breach of this loan agreement. This indemnity is to last until KBH has procured our release from the suretyship.

        KBH is a mining company owned by HDSAs and was formed in 1998. IDC is a state owned financial institution that provides the financing of transactions which enhance black economic empowerment in South Africa.

  Volvo Finance Lease

        In November 2000, Dome entered into a master finance lease agreement with Volvo Truck Finance Australia (Pty) Ltd, or Volvo, for the lease of two articulated dump trucks to transport ore from the mine to the metallurgical plant. At the termination of the lease, the equipment will be returned to Volvo. The value of the lease is R4 million ($0.4 million). Principal is paid in 35 equal monthly installments. The lease bears interest at a rate of 12% per annum. As of June 30, 2002, the outstanding balance on the lease was $0.1 million

        As of November 30, 2002, the outstanding balance on the lease was $0.1 million based on an exchange rate of R9.29 to $1.

        Dome subleases the equipment to TGM under a finance sub-lease agreement dated November 1, 2000. Under this sub-lease, TGM agrees to be bound by the master finance lease agreement and to continue making payments thereunder to Volvo.

  Bank of South Pacific Loan

        In August 2001, TGM, entered into a loan agreement with Bank of South Pacific Limited, or Bank of South Pacific. Under this loan agreement, Bank of South Pacific agrees to provide TGM with a cash advance installment loan and /or a letter of credit facility. TGM may request the provision of an advance, or the issue of a letter of credit in favor of Sandvik Tamrock Pty. Limited to refinance its purchase, or to make payment on the purchase, of certain specific pieces of mining equipment described in the loan agreement.

        The loan bears interest at a rate equal to Bank of South Pacific's "Indicator Lending Rate", which is published weekly, plus a margin of 40% per year. As of June 30, 2002, the interest rate on the loan stood at 20.25% per year. Interest is payable monthly in arrears. Principal payments are also made monthly in accordance with the payment schedule which Bank of South Pacific calculates from time to time. As of November 30, 2002, the outstanding balance on the loan was $1.0 million based on an exchange rate of R9.29 to $1.

        As of November 30, 2002, the interest rate on this loan remained at 20.25% and the outstanding balance on the loan was $1.0 million based on an exchange rate of R9.29 to $1.

        The loan agreement requires TGM to maintain certain financial ratios, advise or seek the approval of Bank of South Pacific on capital expenditures above certain thresholds, and ensure that capital and exploration expenditures do not generate a negative cash flow. Additionally, without the consent of Bank of South Pacific, TGM may not incur financial indebtedness or provide a guarantee of the financial indebtedness of another person, further encumber any of its property, except by operation of law, or dispose of or otherwise create an interest in any of its property other than in the ordinary course of its business. TGM must also notify Bank of South Pacific when it incurs any financial indebtedness, guarantees the financial indebtedness of another person, or issues any shares or alters its share capital. Also, TGM has agreed not to repay any inter-company loans without first obtaining the written consent of Bank of South Pacific.

        The loan is secured by fixed and floating charges over the assets of TGM, Dome and Dome Resources (PNG) Limited, or Dome (PNG). Additionally, we, Dome and Dome (PNG) have guaranteed this loan.

        Under our guarantee agreement with Bank of South Pacific, we guarantee the payment and performance of TGM of its obligations to Bank of South Pacific up to maximum of A$4.3 million. Also, our guarantee agreement restricts our ability to further encumber or dispose of our assets in Australia or Papua New Guinea, without approval from Bank of South Pacific. Our guarantee agreement also restricts our ability to receive funds from TGM, enforce certain rights or claims against TGM, take certain actions against Bank of South Pacific, and incur financial indebtedness with respect to our assets in Australia and Papua New Guinea. The guarantee agreements for Dome and Dome Resources (PNG) contain similar provisions but do not contain a monetary limit on exposure.

  Industrial Development Corporation Loan to Blyvoor

        On June 7, 2002, Blyvoor entered into a loan agreement with IDC for R65 million ($6.3 million) specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor Expansion Project. The loan bears interest at 1% below the prime rate of First National Bank Limited of Southern Africa. As of November 30, 2002, the interest rate stood at 16% per year. The loan is repayable in 48 monthly installments. The loan will be secured by a special notarial bond over the Blyvoor metallurgical plant. However, the Blyvoor metallurgical plant is currently encumbered in favor of J.P. Morgan Chase and as a result cannot currently be provided as security. Accordingly, IDC has agreed to temporarily waive the requirement to provide this security in consideration for Blyvoor providing IDC with a written undertaking to register the special notarial bond on or before June 30, 2003 and the provision of the following security (a) Crown pledging its 40% shareholding and ceding, as security, its shareholder loans in CGR to IDC, and (b) Crown and us providing a guarantee to IDC for the obligations of Blyvoor to IDC, such suretyship only to become effective on July 1, 2003 and remain in force until the registration of the special notarial bond. This security has been provided.

        The loan agreement prohibits us from disposing of or further encumbering the assets covered by the special notarial bond and places restrictions over our ability to change the business of Blyvoor.

        As of November 30, 2002, we have drawn down R30.7 million ($3.3 million) of this loan based on an exchange rate of R9.29 to $1.

  Banking Facilities from Standard Corporate and Merchant Bank

        In October 2002, we entered into an agreement with Standard Corporate and Merchant Bank, or SCMB, for the provision of various direct and indirect banking facilities. These facilities include a general short term banking facility, business line of credit, liquidating credit line, performance guarantees and derivative products. The aggregate amount available under these facilities is R176.3 million ($17.0 million). The rate of interest varies between the various facilities. As of November 30, 2002, the aggregate outstanding balance under the general short term banking facility was R60 million ($6.5 million) based on an exchange rate of R9.29 to $1. This agreement requires us to obtain the prior written consent of SCMB before we may incur any further borrowings. This amount of R60 million ($5.8 million) was lent by us to CGR. On October 10, 2002 the sellers of ERPM, namely Daun et Cie AG, Courthiel Holdings (Pty) Ltd, KBH, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Masechaba Palesa Moletsane Ncholo, Michelle Patience Baird, Derek Sean Webbstock, and CGR agreed to enter into an agreement under which CGR agreed to purchase from the sellers the entire issued share capital of and shareholders' claims against ERPM. CGR paid an amount of R60 million ($5.8 million) to the sellers as an interest free loan. CGR has received from the sellers, as security for the loan, a pledge of the entire issued share capital of ERPM and an assignment of the sellers' claims to CGR. The South African competition authorities have approved the transaction and the R60 million ($5.8 million) loan is deemed to be part payment of the purchase price of R100 million ($9.6 million) by CGR for the acquisition of the shares and the claims of ERPM. Dr. Ncholo is one of our non-executive directors.

Compliance with Loan Covenants

        We have been in compliance with all covenants contained in the above loan agreements, in all material respects, during the periods covered by our financial statements included in this Annual Report.

EFFECTS OF INFLATION

        Inflation has decreased in recent years and has had little effect on our operations. However, a return to significant inflation in South Africa without a concurrent devaluation of the Rand or an increase in the price of gold could have a material adverse effect on our operating results and financial condition.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We are not involved in any research and development and have no registered patents or licenses.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

        Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2002, our board consisted of eight directors. As of November 30, 2002, our board still consisted of eight directors.

        In accordance with JSE listing requirements and our Articles of Association, one third of the directors comprising the board of directors, on a rotating basis, are subject to re-election at each annual general shareholder's meeting. Additionally, all directors are subject to re-election at the first annual general meeting following their appointment. Retiring directors normally make themselves available for re-election.

        The address of each of our executive directors and non-executive directors is the address of our principal executive offices.

Executive Directors

        Mark Michael Wellesley-Wood (51) Chairman and Chief Executive Officer. Mr. Wellesley-Wood was appointed Non-Executive Chairman in May 2000 and appointed Chairman and Chief Executive Officer in November 2000. Mr. Wellesley-Wood has been involved in all aspects of raising finance and financial advice for mining companies since 1977. Mr. Wellesley-Wood is also a director of Oxus Resources, WCS Limited and Unwins Wine Group Ltd. In January 2002, Mr. Wellesley-Wood was denied entry into South Africa based upon alleged deficiencies in his residency permit. Subsequently, Mr. Wellesley-Wood was issued a valid work permit by the Department of Home Affairs through March 2005.

        Ian Louis Murray (36) Chief Financial Officer. Mr. Murray was appointed Manager Corporate Finance in 1997, alternate Director in July 1999 and Chief Financial Officer in July 2000. Mr. Murray has been intimately involved in merging our various mining operations to form our current structure. He has 10 years diversified financial experience. Mr. Murray is also a director of Rand Refinery Ltd.

        Frederik Hendrik Coetzee (55) Operations Director. Mr. Coetzee was appointed Chief Operational Officer in October 2001 and Operations Director in January 2002. Mr. Coetzee has 37 years of experience in the mining industry. Mr. Coetzee is also a director of Gabbrina Richard Mining, Processing and Civil (Pty.) Ltd.

Non-Executive Directors

        David Christopher Baker (43) Non-executive Director. Mr. Baker was appointed Non-executive Director in 2002. Mr. Baker is a qualified metallurgist and has 15 years of experience as a mining analyst and portfolio manager. Mr. Baker is also a director of Northcliffe Holdings Pty. Ltd, Serpent Investment Pty. Ltd, and Baker Steel Limited and is a partner in Baker Steel Capital Managers LLP.

        Geoffrey Charles Campbell (41) Non-executive Director. Mr. Campbell was appointed Non-executive Director in 2002. Mr. Campbell is a qualified geologist and has 15 years of experience as a mining analyst and senior fund manager. Mr. Campbell is also a director of Boatlaunch Limited.

        Nicolas Goodwin (55) Non-executive Director. Mr. Goodwin was appointed Non-executive Director in 1997. Mr. Goodwin was a practicing stockbroker for 16 years, specializing in gold shares. He has 20 years of experience as a gold analyst.

        Robert Peter Hume (62) Non-executive Director. Mr. Hume was appointed Non-executive Director in 2001. Mr. Hume has 40 years of experience in the auditing field. Mr. Hume is also a director of King Consolidated Holdings, Limited.

        Moltin Paseka Ncholo (39) Non-executive Director. Dr. Ncholo was appointed Non-executive Director in 2002. Dr. Ncholo is an advocate of the High Court of South Africa and also the chairman of KBH. Dr. Ncholo is also a director of ERPM, CGR and KBH.

Executive Officers

        William Beer (50) Chief Administration Officer. Mr. Beer was appointed Chief Administration Officer in January 2002. Mr. Beer has 20 years of management experience.

        Aletta Beyers (28) Manager: Treasury. Ms. Beyers was appointed Manager: Treasury in November 2000. Ms. Beyers has 5 years of financial experience in the mining industry.

        David Johannes Botes (45) Group Enterprise Risk Manager. Mr. Botes was appointed Group Financial Manager in September 1998. Mr. Botes has 19 years of financial management experience.

        Jacob Hendrik Dissel (44) Financial Manager: South African Operations. Mr. Dissel was appointed Financial Manager: South African Operations in January 2000. Mr. Dissel has 16 years of financial experience in the gold mining industry.

        Maryna Aletta Eloff (49) Group Company Secretary. Ms. Eloff was appointed Group Company Secretary in July 1997. Ms. Eloff has 28 years of administrative and company secretarial experience in various industries.

        Johann Engels (48) Group Human Resources Manager. Mr. Engels was appointed Group Human Resources Manager in July 2002. Mr. Engels has 25 years experience in the mining industry.

        Peter Andrew Faber (41) General Manager of Harties. Mr. Faber was appointed General Manager of Harties in September 2002, and has 21 years of experience in the mining industry.

        Stephanus Aderiaan Louwrens (45) General Manager of ERPM. Mr. Louwrens was appointed General Manager of ERPM in October 2002. Mr. Louwrens has 25 years of experience in the gold mining industry.

        Anton Lubbe (43) General Manager of Buffels. Mr. Lubbe was appointed General Manager of Buffels in June 2002. Mr. Lubbe has 16 years of experience in the mining industry.

        Deon van der Mescht (39) General Manager of Blyvoor. Mr. Mescht was appointed General Manager of Blyvoor in January 2001. Mr. van der Mescht has 24 years of experience in the mining industry.

        Benita Elizabeth Morton (41) Legal Advisor. Ms. Morton was appointed Legal Advisor in December 1999. Ms. Morton has 16 years of experience in mining and property law.

        Barry de Blocq van Scheltinga (40) Industrial Relations Manager. Mr. Scheltinga was appointed Industrial Relations Manager in September 1998. Mr. de Blocq has 13 years of experience in industrial relations and human resources management.

        Charles Methley Symons (48) General Manager of Crown. Mr. Symons was appointed General Manager of Crown in September 1998. Mr. Symons has 23 years of experience in the mining industry.

        Daniel Stefanus du Toit van den Bergh (50) New Business Development Manager. Mr. Van den Bergh was appointed Manager: Services in June 1998. Mr. van den Bergh has 28 years of experience in the mining industry.

Changes in our Board of Directors

        The following changes occurred in our board of directors from July 1, 2001 to November 30, 2002.

Appointments		Date
F. Coetzee	(Operations Director)	January 22, 2002
D. Baker	(Non-Executive Director)	January 23, 2002
G. Campbell	(Non-Executive Director)	March 20, 2002
R. Hume	(Non-Executive Director)	October 10, 2001
M. Ncholo	(Non-Executive Director)	March 20, 2002
C. Valkin	(Alternate Director)	April 29, 2002
Resignations		Date
R.A.R. Kebble	(Deputy Chairman & Executive Director)	June 30, 2002
F. Weideman	(Director Operations)	February 28, 2002
G. Njenje	(Non-Executive Director)	April 30, 2002
G. Fischer	(Non-Executive Director)	April 12, 2002
C. Valkin	(Alternate Director)	September 6, 2002

Directors' Terms of Employment

        The following table shows the date of appointment, expiration of term and number of years of service of each of our directors:

Director	Date of Appointment	Date of Expiration of Term	Number of Years of Service
M.M. Wellesley-Wood	2000	2003	2
I.L. Murray	2001	2004	3
F. Coetzee	2002	2005	—
M. Ncholo	2002	2005	—
G. Campbell	2002	2005	—
N. Goodwin	1997	2005	5
R. Hume	2001	2004	1
D. Baker	2002	2005	—

        There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers are selected.

Committees of the Board of Directors

Executive Committee

        The Executive Committee meets regularly to review current operations in detail, develop strategy and policy proposals for consideration by the board of directors and to implement its directives. The Executive Committee consists of: M.M. Wellesley-Wood (Chairman), I. Murray, F. Coetzee and B. Beer, J. Engels, D.S.D. van den Bergh and M. Eloff (Secretary).

Remuneration Committee

        The Remuneration Committee has been appointed by the board of directors with responsibility for approving all of our remuneration policies and the terms and conditions of employment of executive directors and officers. The committee also considers and approves the eligibility criteria and performance measures of the Durban Roodepoort Deep (1996) Share Option Scheme applicable to the executive directors and senior management. The Remuneration Committee consists of: N. Goodwin and G. Campbell.

Audit Committee

        The Audit Committee reviews our annual results, the effectiveness of our system of internal financial controls, internal audit procedures and legal and regulatory compliance. The committee also reviews the scope of work carried out by our external auditors and holds regular discussions with the external auditors and J. Botes, our Enterprise Risk Manager. The Audit Committee consists of: R. Hume (Chairman), N. Goodwin and D. Baker.

Compensation of Directors and Officers

        Our Articles of Association provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of non-executive directors. The total amount of directors' remuneration paid for the year ended June 30, 2002 was R13.1 million ($1.3 million). During the year ended June 30, 2002, we contributed R0.5 million ($0.05 million) to our defined retirement benefits programs for these officers and directors. The following table sets forth the compensation for our directors for the year ended June 30, 2002:

Directors	Basic Salary/Fees	Retirement fund contributions/ Bonus/Restraint of Trade/Expenses	Share option scheme gains	Total
	($'000)	($'000)	($'000)	($'000)
Executive
M.M. Wellesley-Wood	362	—	1,093	362
I. Murray	172	59	935	231
F. Coetzee	65	—	263	65
Subtotal(1)	1,065	183	4,913	1,248
Non-Executive
P. Ncholo	—	—	—	—
G. Campbell	—	—	—	—
N. Goodwin	13	—	222	13
R. Hume	15	—	78	15
D. Baker	9	—	—	9
Total(1)	1,102	183	5,858	1,285

(1)
Includes remuneration paid to directors who have resigned during the financial year.

        As of June 30, 2002, options to purchase ordinary shares held by directors were as follows:

	Options at June 30, 2001	Options granted during the year	Average Exercise price (R)	Options exercised during the year	Average Exercise Price (R)	Options at June 30, 2002	Expiration Dates(1)
Executive Directors
M.M. Wellesley Wood	733,396	646,017	15.29	474,104	6.24	905,309	8/21/10-4/30/12
I. Murray	712,568	443,421	14.94	478,318	6.64	677,671	8/6/07-4/30/12
F. Coetzee	—	447,789	10.74	150,000	10.74	297,789	5/1/11-4/30/12
Non-Executive Directors
P. Ncholo	—	20,000	18.61	—	—	20,000	3/20/12
G. Campbell	—	20,000	18.61	—	—	20,000	3/20/12
N. Goodwin	274,414	50,000	14.32	169,414	6.87	155,000	8/21/10-3/26/12
R. Hume	—	75,000	11.97	26,250	11.97	48,750	10/1/11-3/26/12
D. Baker	—	60,000	14.05	—	—	60,000	1/23/12-3/26/12

(1)
Certain directors hold options which expire at various times. For those directors, a range is provided indicating the earliest and latest expiration dates.

Durban Roodepoort Deep (1996) Share Option Scheme

        We operate a securities option plan for our directors and senior employees which has a total of 15% of the issued ordinary shares reserved for issuance thereunder. The price at which an option may be exercised is the seven day trailing average of the closing market prices of an ordinary share on the JSE, as determined by our directors, during the three months preceding the day on which the employee is granted the option. Each option remains in force for ten years after the date of grant, subject to the terms of the option plan. Options granted under the plan vest at the discretion of our directors, but primarily according to the following schedule: one-quarter of the options vest six months from the original date of the option grant; one-quarter vest one year from the original date of the option grant; one-quarter of the options vest two years from the original date of the option grant and the balance of the options vest three years from the original date of the option grant. Any options not exercised within ten years from the original date of the option grant will expire and may not thereafter be exercised.

        Options to purchase a total of 6,547,380 ordinary shares were outstanding on June 30, 2002, of which options to purchase 1,527745 ordinary shares were currently exercisable. Directors and approximately 100 executive officers and other senior employees participate in our option scheme. As of November 30, 2002, options to purchase an additional 1,148,300 ordinary shares have been granted. The outstanding options are exercisable at purchase prices that range from R4.52 to R36.08 per share and expire ten years from the date of issue to the participants.

Service Agreements

        Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are reviewed by our remuneration committee.

        Messrs. Wellesley-Wood, Murray, Ncholo, Campbell, Goodwin, Hume and Baker each have service agreements which run for fixed three year periods until November 1, 2003, October 1, 2004, March 20, 2005, July 1, 2005, March 20, 2005, October 10, 2004 and January 22, 2005, respectively. After their respective three year periods, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice.

        Mr. Coetzee has a service agreement which runs for a fixed three year period until July 1, 2005 and thereafter continues for a period of two years or until terminated by either party on not less than three months written notice.

        Additionally, Mr. Murray has a service agreement with one of our subsidiaries, DRD (Isle of Man), or DRD (IOM), Limited which continues for an indefinite period until terminated by either party on notice.

        Each of the service agreements with our executive directors provides for the payment of benefits to the director where the agreement is terminated by us or DRD (IOM), except where terminated as a result of certain action on the part of the director, or upon the director reaching a certain age, in the case of our executive directors, or by the director upon the occurrence of a change of control of us, or DRD (IOM) as the case may be. A termination of a director's employment for any of these reasons is referred to as a "eligible termination". Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary but not more than three year's salary, in the case of our non-executive directors, or four year's salary, in the case of our executive directors, depending on the period of time that the director has been employed. Additionally, if we terminate the employment of the director and the termination is an eligible termination, we must provide the director with thirty days prior written notice and cause all options held by the director under our share option scheme to become exercisable by the director during that thirty day period.

Loan from R.A.R. Kebble

        During the year ended June 30, 2001, Roger Kebble loaned us R5.3 million ($0.5 million). He also purchased our investment in Rand Leases Properties Limited for R2.7 million ($0.26 million) and settled an amount of R6.4 million ($0.6 million) due by CAM to us. The sale of the investment was at market related prices. An amount of R0.4 million ($0.04 million) has been paid by us as interest on the loan during the 2002 fiscal year. Mr. Kebble had been appointed a director in August 1995 and Executive Chairman in March 1998. We entered into an agreement with Mr. Kebble in March 2002 whereby Mr. Kebble retired from employment with us with effect from March 19, 2002 and ceased to be a director of our board with effect from June 30, 2002. Pursuant to that agreement, we undertook to pay R3.1 million ($0.3 million) to Mr. Kebble on June 30, 2002. We believe that we are not obliged to pay this amount and have not done so. One of the reasons for this is that we believe we have a counterclaim against Mr. Kebble in excess of this claim.

        In addition, we believe that certain share options of Mr. Kebble's have lapsed. A letter has been received from Mr. Kebble's legal advisors alleging a repudiation of the agreement and a claim for damages has been intimated, although no proceedings have as yet been instituted.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        As of November 30, 2002, our issued capital consisted of:

  •
  183,262,661 ordinary shares of no par value; and

  •
  5,000,000 cumulative preference shares.

        The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months. However, they will obtain voting rights once the Argonaut Project becomes an operational gold mine. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on the disposal of all or substantially all of our assets or mineral rights. There is currently no active trading market for our cumulative preference shares. No shareholder has voting rights which differ from the voting rights of any other shareholder.

        To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

        Based on information available to us, as of November 30, 2002:

  •
  there were 3,756 record holders and approximately 28,000 beneficial owners of our ordinary shares in the United States, who held approximately 139,727,434 shares or 76.2% of our ordinary shares then issued and outstanding;

  •
  there were 3,702 record holders of our ADRs in the United States, who held approximately 3,797,414 or 2.07% of our ADRs.

        The following table set forth information regarding the beneficial ownership of our ordinary shares as of November 30, 2002 by:

  •
  each of our directors; and

  •
  any person whom the directors are aware of as at November 30, 2002 who is interested directly or indirectly in 5% or more of our ordinary shares.

Shares Beneficially Owned
Holder
	Number	Percent
M. M. Wellesley-Wood	*
I. Murray	*
F. Coetzee	*
M. Ncholo(1)	*
G. Campbell	*
N. Goodwin	*
R. Hume	*
D. Baker	*
Bank of New York—ADRs 101 Barclay Street New York, NY 10011	139,727,434	76.2

(1)
Does not include 4,794,889 of our ordinary shares held by KBH, of which Dr. Ncholo is the chairman.

*
Indicates share ownership of less than 1% of our outstanding ordinary shares.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of November 30, 2002, are treated as outstanding for computing the percentage of any other person. As of November 30, 2002 we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 76.2% of our issued ordinary shares through our ADR program. Unless otherwise noted, each person or group identified possess sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: Durban Roodepoort Deep Limited, 45 Empire Road, Parktown, Johannesburg, South Africa, 2193.

Cumulative Preference Shares

        Randgold owns 5,000,000 (100%) of our cumulative preference shares. Randgold's address is 5 Press Avenue, Selby, Johannesburg, South Africa.

RELATED PARTY TRANSACTIONS

iProp Loan Note

        On June 12, 2002, we entered into a loan agreement with CGR in terms of which an amount of R37.7 million ($3.6 million) is recorded as owing by CGR to us. This amount was originally owed by CGR to iProp Ltd (previously known as RMP Properties SA Ltd), or iProp, in terms of an unsecured loan note. In an arrangement in which JCI Gold paid iProp R38 million ($3.7 million) in exchange for an issue by us to JCI Gold of 8,000,000 ordinary shares, the loan note was ceded to us. The loan note has now been cancelled and restated in terms of the loan agreement entered into on June 12, 2002. The largest amount outstanding on this loan to date is R37.7 million ($3.6 million). The loan bears interest at the prime rate of The Standard Bank of Southern Africa on overdraft plus 25% of that prime rate. As of June 30, 2002, the interest rate on this loan stood at 20.25% per year. The loan is repayable on demand within seven years. Interest is payable annually in arrears. The loan is unsecured. We currently intend to revise the terms of this loan so that it bears interest at the prime rate of The Standard Bank of South Africa on overdraft payable monthly. Principal will be repaid in equal annual installments.

R.A.R. Kebble Loan

        During the year ended June 30, 2001, Roger Kebble loaned us R5.3 million ($0.5 million). He also purchased our investment in Rand Leases Properties Limited for R2.7 million ($0.26 million) and settled an amount of R6.4 million ($0.6 million) due by CAM to us. The sale of the investment was at market related prices. An amount of R0.4 million ($0.04 million) has been paid by us as interest on the loan during the 2002 fiscal year. The largest amount outstanding on this loan to date is R5.3 million ($0.5 million). He had been appointed a director in August 1995 and Executive Chairman in March 1998. We have repaid this loan in full.

        We entered into an agreement with Mr. Kebble on March 2002 whereby Mr. Kebble retired from employment with us with effect from March 19, 2002 and ceased to be a director of our board with effect from June 30, 2002. Pursuant to that agreement we undertook to pay an amount of R3.1 million ($0.3 million) to Mr. Kebble on June 30, 2002. We believe that we are not required to pay this amount and we have not done so. One of the reasons for this is that we believe we have a counterclaim against Mr. Kebble in excess of this claim.

Sale of 60% of Our Interest in Crown Gold Recoveries (Pty) Ltd

        In connection with the sale by us of 60% of our interest in CGR we agreed to lend KBH R5.3 million ($0.5 million) under a loan agreement entered into on June 12, 2002. The largest amount outstanding on the loan to date is R5.3 million ($0.5 million). The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 3%. As of November 30, 2002, the interest rate on this loan stood at 20% per year and the outstanding balance was R5.7 million ($0.6 million). The loan is repayable on demand within five years. Interest is payable annually in arrears. The loan was secured by KBH's pledge to us of 49,928,824 shares in ERPM. However, since the acquisition of ERPM by CGR, the loan is no longer secured. We currently intend to revise this loan so that it bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 15% of that rate payable monthly with equal annual capital redemption's.

        We also entered into two loan agreements with CGR, the first being for R0.9 million ($0.09 million) and the second being for R37.7 million ($3.6 million). The first loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 15% of that prime rate. As at November 30, 2002 the interest rate on this loan stood at 19.55% per year. The loan is payable on demand within three years and interest is payable annually in arrears. The total amount outstanding as at November 30, 2002 is R1 million ($0.09 million).

        The second loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 25% of that prime rate. As at November 30, 2002 the interest rate on this loan stood at 21.25% per year. The loan is payable on demand within seven years and interest is payable annually in arrears. The total amount outstanding as at November 30, 2002 is R40.3 million ($3.9 million).

        We entered into a shareholders' agreement with KBH, IDC, Crown and CGR. This agreement provides that the board of CGR shall comprise two directors appointed by Crown and three directors appointed by KBH. The agreement also provides that certain business matters such as amending the memorandum and articles of association of CGR, canceling the services agreement with us or incurring certain indebtedness requires the approval of Crown, in the case of shareholder matters, or a director appointed by Crown in the case of directors matters. Additionally, the agreement places restrictions on our ability to dispose of shares of CGR without the prior written consent of the other shareholders. The shareholder agreement also provides that unless its board of directors determines otherwise, CGR shall declare an annual dividend of a minimum of 30% of the net profits of CGR after taxes and interest.

        This shareholders' agreement also records three previously interest free loans from Crown to CGR totaling R190 million ($18 million). Under the terms of the share purchase agreement, 57% (R108 million ($10.2 million)) of the principal amount of these loans were sold to IDC and 3% (R5.7 million ($0.5 million)) to KBH. However, upon KBH exercising its option to purchase IDC's interest in CGR, IDC's portion of this loan was ceded to KBH.

        However, the terms of all of these loans have been orally amended and each of these loans currently bears interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft which as of November 30, 2002, stood at 17%. It is the intention of the parties to amend the terms of the three shareholders' loans. It is expected that the shareholders' loans will continue to bear interest at the prime rate of The Standard Bank of South Africa on overdraft, which is currently 17%, and the interest will be repayable in equal monthly payments over the period of the loans. The conditions in Crown's shareholder loan to CGR, which waive the requirement that CGR maintain an interest cover ratio of 2.5 to 1 will be deleted.

        KBH holds 4,794,889 of our ordinary shares. Also, Dr. Paseka Ncholo is one of our non-executive directors and is also the chairman of KBH.

Acquisition of East Rand Proprietary Mines Ltd

        On October 10, 2002, Daun et Cie AG, Courthiel Holdings (Pty) Ltd, KBH, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Masechaba Palesa Moletsane Ncholo, Michelle Patience Baird, Derek Sean Webbstock, or collectively the Sellers, and CGR, entered into an agreement in terms of which CGR agreed to purchase from the Sellers the entire issued share capital and shareholders' claims of ERPM. The purchase price for the acquisition of the shares and the claims was R100 million ($9.5 million). CGR has loaned an amount of R60 million ($5.7 million) to the Sellers as an interest free loan, and CGR has received from the Sellers, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the Sellers' claims to CGR. We loaned CGR an amount of R60 million ($5.7 million) to make this payment. This loan bears interest at a rate of 18.4% and must be repaid within four months of our security interest becoming effective. As of November 30, 2002 the outstanding balance of this loan was R60 million ($5.7 million). An existing mortgage bond registered by ERPM in favor of Courthiel Holdings (Pty) Ltd securing shareholder loans in the sum of R10 million ($0.9 million) was also ceded to CGR as security on October 11, 2002. The full amount is still owing under the bond.

        The competition authorities' approval for the acquisition of ERPM by CGR has been obtained and the R60 million ($5.7 million) loan is deemed to be part payment of the purchase price. As to the balance of the purchase price of R40 million ($3.8 million), KBH, a 40% shareholder in CGR, has agreed to use its best endeavors to obtain a loan of R40 million ($3.8 million) from the IDC which will be paid immediately to the Sellers as final part payment of the purchase price of the ERPM acquisition. If the IDC loan is not obtained, the final part payment of the purchase price will be paid by CGR to the sellers on October 10, 2003, without interest. In the interim, we will manage the operations of ERPM pursuant to the terms of a management agreement entered into between us and ERPM on October 10, 2002. CGR has agreed to procure the release of the Sellers from all statutory environmental obligations, including obligations to furnish guarantees and the like to the Department of Minerals and Energy affairs, and ERPM will assume the Sellers' responsibilities in this regard.

        On October 10, 2002, in order to enable CGR to effect payment of the purchase price of the acquisition of ERPM, we entered into a loan agreement with CGR pursuant to which we agreed to lend to CGR the sum of R60 million ($5.7 million). The loan bears interest at the rate of 18.4% and is secured by a notarial general covering bond over all movable assets of CGR. The loan is repayable four months after the registration of the bond. We have subsequently loaned CGR an additional R6 million ($.57 million) on the same terms. CGR in turn loaned this amount to ERPM as working capital.

        Additionally, on September 18, 2002, in connection with CGR's acquisition of ERPM, we provided a working capital facility of R10 million ($0.9 million) to ERPM. The loan bears interest at the prime rate and as of November 30, 2002, interest on the loan stood at 17%. The loan is secured by a pledge of certain movable assets of ERPM.

Rand Refinery Agreement

        We have entered into an agreement with Rand Refinery Ltd for the refining and sale of all of our gold produced in South Africa. Under the agreement, Rand Refinery Ltd performs the final refining of our gold and casts it into troy ounce bars. Then, Rand Refinery Ltd. sells the gold for the London afternoon fixed price on the day the gold is sold. In exchange for this service, we pay Rand Refinery Ltd a variable refining fee plus fixed marketing, loan and administration fees. Mr. Ian Murray, one of our executive directors, is also a director of Rand Refinery Ltd. We currently own 10.6% of Rand Refinery Ltd (which is jointly owned by South African mining companies).

Management Service Agreements

        We provide management services for CGR and ERPM under management service agreements entered into with each of them. These services include: financial management, gold administration and hedging, technical and engineering services, mineral resource services and other management related services.

        For CGR we provide management services with KBH. The management services at ERPM are provided exclusively by us. Our management fee for services performed at CGR is R0.7 million ($0.07 million) per month and our management fee for services performed at ERPM is approximately R1.5 million ($0.1 million) per month. The agreement with CGR is for one year and is renewable annually. The agreement with ERPM is for a fixed two year period with an option to renew.

  Consultancy Service Agreement

        We have entered into a consultancy service agreement with one of our non-executive directors, Mr. Nicolas Goodwin. Under this agreement, Mr. Goodwin provides us with project management services at the Argonaut Project. This agreement took effect on September 2, 2002. The agreement is for a fixed one year term from September 2, 2002, so long as the Argonaut Project is ongoing. Under this agreement, Mr. Goodwin is paid a fee of $400 per day.

ITEM 8.    FINANCIAL INFORMATION

        See Item 18

ITEM 9.    THE OFFER AND LISTING

OFFER AND LISTING DETAILS

        The following tables set forth, for the periods indicated, the high and low sales prices and average daily trading volumes of our ordinary shares on the JSE and ADRs on the Nasdaq SmallCap Market.

					Average Daily Trading Volume
	Price Per Ordinary Share R		Price Per ADR $
Year Ended					Ordinary Share
	High	Low	High	Low		ADRs
June 30, 1998	19.00	7.00	4.00	1.44	62,229	241,635
June 30, 1999	22.50	10.10	3.72	1.56	59,875	286,549
June 30, 2000	14.40	6.70	2.38	0.94	219,120	671,956
June 30, 2001	10.70	4.40	1.40	0.59	141,868	593,520
June 30, 2002	55.00	6.50	5.59	0.79	246,934	2,085,179
						Average Daily Trading Volume
		Price Per]el]Ordinary Share R		Price Per ADR $
Year Ended						Ordinary Share
	Quarter	High	Low	High	Low		ADRs
June 30, 2001	Q1	8.40	6.30	1.19	0.94	84,560	389,700
	Q2	7.35	4.40	1.06	0.59	129,260	639,416
	Q3	8.60	4.80	1.13	0.66	151,865	606,303
	Q4	10.70	7.30	1.40	0.88	203,547	738,865
June 30, 2002	Q1	11.00	6.50	1.39	0.79	144,134	711,759
	Q2	17.10	9.40	1.45	1.07	150,426	638,327
	Q3	39.00	16.00	3.58	1.36	362,608	2,369,105
	Q4	55.00	37.35	5.59	3.37	335,649	4,531,973
June 30, 2003	Q1	48.00	23.80	4.56	2.31	259,772	3,224,087
					Average Daily Trading Volume
	Price Per Ordinary Share R		Price Per ADR $
Month Ended					Ordinary Share
	High	Low	High	Low		ADRs
June 30, 2002	55.00	38.10	5.59	4.13	392,821	5,736,945
July 31, 2002	45.00	23.80	4.56	2.31	300,052	4,001,372
August 31, 2002	39.10	28.50	3.73	2.96	238,598	2,466,160
September 30, 2002	48.00	40.50	4.56	3.79	235,685	3,202,792
October 31, 2002	45.00	30.60	4.20	2.87	241,842	2,898,626
November 30, 2002	35.60	25.80	3.65	2.98	308,611	2,617,680

MARKETS

        Our ordinary shares trade on the JSE under the symbol "DUR" and our ADSs trade on the Nasdaq SmallCap Market in the form of ADRs under the symbol "DROOY". Our ordinary shares also trade on the LSE (symbol: DBNR), Paris Bourse (symbol: DUR), Brussels Bourse (symbol: DUR) and Australian Stock Exchange (symbol: DRD). The ordinary shares also trade on the "over the counter" markets in Berlin, Stuttgart and Frankfurt. The ADR's are issued by Bank of New York, as Depositary. Each ADR represents one ADS. Each ADS represents one of our ordinary shares. Prior to February 2000, our ADS's traded on the Nasdaq National Market.

ITEM 10.    ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Our Memorandum and Articles of Association and Ordinary Shares

        On November 30, 2002, we had 300,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.1 par value, authorized for issuance. On that date, we had issued 183,262,661 ordinary shares and 5,000,000 cumulative preference shares.

        Set out below are brief summaries of certain provisions of our Articles of Association, or our Articles, the South African Companies Act, 1973 (as amended), or the Act, and the requirements of the JSE Securities Exchange South Africa, or JSE, all as currently in effect. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Articles, the Act, and the JSE. Our Articles were amended on November 8, 2002 to reflect recent changes to applicable South African law. These changes are administrative in nature and will not have a material effect on the rights of our securityholders.

        We are registered in terms of the Act under registration number 1895/000926/06. As set forth in Section 4—Objects of our Memorandum of Association, our purpose is to explore and exploit mineral rights and establish and own mining enterprises.

Borrowing Powers

        Our directors may, at their discretion, raise or borrow or secure the payment of any sum or sums of money for our use as they see fit. For so long as we are a listed company, the directors shall so restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary companies so that the aggregate principal amount outstanding in respect of us and any of our subsidiary companies, as the case may be, exclusive of inter-company borrowings, shall not, except with the consent of our shareholders at a general meeting, exceed R30 million or the aggregate from time to time of our issued and paid up capital, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, any of our share premium accounts and our subsidiaries' share premium accounts certified by our auditors and which form part of our and our subsidiaries' financial statements, whichever is higher.

Share Ownership Requirements

        Our directors are not required to hold any shares to qualify or be appointed as a director.

Voting by Directors

        A director may authorize any other director to vote for him at any meeting at which neither he nor his alternate director appointed by him is present. Any director so authorized shall, in addition to his own vote, have a vote for each director by whom he is authorized.

        The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed shall be not less than two.

        Directors are required to notify our board of directors of interests in companies and contracts which is noted at each meeting of directors. If a director's interest is under discussion, depending on the nature of the interest, he shall not be allowed to vote and shall not be counted, for the purpose of any resolution regarding his interest, in the quorum present at the meeting.

        The Code of Corporate Practices and Conduct of the King II Report on Corporate Governance for South Africa, 2002 sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believe that our business should be conducted according to the highest legal and ethical standards. In accordance with their practice, all remuneration of directors is approved by the remuneration committee.

        Under South African common law, directors are required to comply with certain fiduciary duties to the company and to exercise proper care and skill in discharging their responsibilities.

Age Restrictions

        There is no age limit for directors.

Election of Directors

        Directors may be appointed at a general meeting from time to time. The directors may appoint any eligible person as a director but he shall only hold office until the next annual general meeting when the relevant director shall be eligible for election. One third of our directors, on a rotating basis, are subject to re-election at each annual general shareholder's meeting. Retiring directors usually make themselves available for re-election.

General Meetings

        On the request of 100 shareholders or shareholders holding not less than one-twentieth of our share capital which carries the right of voting at general meetings, we shall within 14 days of the lodging of a request by such shareholders issue a notice to shareholders convening a general meeting for a date not less than 21 days and not more than 35 days from the date of the notice. Directors may convene general meetings at any time.

        Our annual general meeting and a meeting of our shareholders for the purpose of passing a special resolution may be called by giving 21 days advance written notice of that meeting. For any other general meeting of our shareholders, 14 days advance written notice is required.

        Our Articles provide that if at a meeting convened upon request by our shareholders a quorum is not present within one half hour after the time selected for the meeting, such meeting shall be dissolved. The necessary quorum is three members present in person or represented by proxy.

Voting Rights

        The holders of our ordinary shares are generally entitled to vote at general meetings and on a show of hands have one vote per person and on a poll have one for every share held. The holders of our cumulative preference shares are not entitled to vote at a general meeting unless any preference dividend is in arrears for more than 6 months at the date on which the notice convening the general meeting is posted to the shareholders. However, they will obtain voting rights once the Argonaut Project becomes an operational gold mine. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on resolutions regarding the disposal of all or substantially all of our assets or mineral rights. When entitled to vote, holders of our cumulative preference shares are entitled to one vote per person on a show of hands and that portion of the total votes which the aggregate amount of the nominal value of the shares held by the relevant shareholder bears to the aggregate amount of the nominal value of all shares issued by us.

Dividends

        We may, in a general meeting or our directors may, from time to time, declare a dividend to be paid to the shareholders in proportion to the number of shares they each hold. No dividend shall be declared except out of our profits. Dividends may be declared either free or subject to the deduction of income tax or duty in respect of which we may be charged. Holders of ordinary shares are entitled to receive dividends as and when declared by the directors. Holders of cumulative preference shares are entitled to receive cumulative preferential dividends in priority to the holders of our ordinary shares equal to the prescribed portion of 3% of our future revenue generated by the exploitation or other application of the mineral rights represented by the Argonaut Project. All unclaimed dividends are forfeited back to us after a period of twelve years.

Ownership Limitations

        There are no limitations imposed by our Articles or South African law on the rights of shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Winding-up

        If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. To date, no such dividends have been declared. Except for the preference dividend and as described in this paragraph our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

Reduction of Capital

        We may, by special resolution, reduce the share capital authorized by our Memorandum of Association, or reduce our issued share capital including, without limitation, any stated capital, capital redemption reserve fund and share premium account.

Amendment of the Articles of Association

        Our Articles may only be altered by the passing of a special resolution. A special resolution is passed when the shareholders holding at least 25% of the total votes of all the members entitled to vote are present or represented by proxy at a meeting and, if the resolution was passed on a show of hands, at least 75% of those shareholders voted in favor of the resolution and, if a poll was demanded, at least 75% of the total votes to which those shareholders are entitled were cast in favor of the resolution.

Consent of the Holders of Cumulative Preference Shares

        However, the rights and conditions attaching to the cumulative preference shares may not be cancelled, varied or added, nor may we issue shares ranking, regarding rights to dividends or on winding up, in priority to or equal with our cumulative preference shares, or dispose of all or part of our mineral rights without the consent in writing of the registered holders of our cumulative preference shares or the prior sanction of a resolution passed at a separate class meeting of the holders of our cumulative preference shares.

Distributions

        Under an amendment to the Articles on October 21, 2002, we are authorized to make payments in cash or in specie to our shareholders in accordance with the provisions of the Act and other consents required by law from time to time. We may, for example, in a general meeting, upon recommendation of our directors, resolve that any surplus funds representing capital profits arising from the sale of any capital assets and not required for the payment of any fixed preferential dividend, be distributed among our ordinary shareholders. However, no such profit shall be distributed unless we have sufficient other assets to satisfy our liabilities and to cover our paid up share capital.

MATERIAL CONTRACTS

        Below is a brief summary of material contracts entered into by us, other than in the ordinary course of business, during the last two years.

Master Finance Lease between Volvo Truck Finance Australia (Pty) Ltd and Dome Resources N.L., dated November 1, 2000.

        This agreement is for the lease of two articulated dump trucks to transport ore at the Tolokuma Section. The lease bears interest at a rate of 12% per year. As of November 30, 2002, the outstanding balance on the lease was $0.1 million.

Agreement between Durban Roodepoort Limited, Western Areas, Limited, Consolidated African Mines Limited and JCI Gold Limited, dated April 25, 2001.

        This agreement serves as the third addendum to the original WAL loan agreement dated February 21, 2000. This original amount of the WAL loan was R111.3 million ($17.4 million) which was to be repaid on July 1, 2000. This agreement extended the repayment date of the WAL loan to June 30, 2001 and records the debt amount at R132 million ($16.4 million). Also, pursuant to this agreement, JCI Gold and CAM agreed to act as sureties for our obligations under the WAL loan.

Second Deed of Variation of Loan Agreement between Tolukuma Gold Mines Limited, Dome Resources NL and Mineral Resources Development Company Limited, dated June 28, 2001.

        This agreement varies the terms of original loan agreement between Tolukuma, Dome and Mineral Resources Development Company Limited, dated November 19, 1997. The loan is now repayable in four equal installments of $625,000 plus interest. The loan bears interest at a rate of 9% per annum. Under the terms of the original loan agreement, Dome acts as a guarantor of Tolukuma's obligations to Mineral Resources Development Company Limited and these obligations are secured by a second ranking fixed and floating lien on the assets of Tolukuma.

Principal Terms and Conditions for Waiving Right to Declare Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines Pty. Limited, Dome Resources (PNG) Pty. Limited, Dome Resources NL and Durban Roodepoort Deep, Limited, dated July 16, 2001.

        This agreement changes the repayment schedule of the $2,750,000 payable to Newmont Second Capital Corporation pursuant to the 1993 Purchase Agreement between the parties. Repayment of this amount began on August 31, 2001 and is repayable in eight (8) installments.

Addendum to the Agreement between Durban Roodepoort, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated August 31, 2001.

        This addendum serves as the fourth addendum to the original WAL loan agreement dated February 21, 2000. This addendum extends the repayment date of the WAL loan to December 31, 2001 and increased the interest rate to the South African prime rate plus 1.5% beginning on August 1, 2001.

Addendum to the Agreement between Durban Roodepoort, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated September 26, 2001.

        This addendum extends the repayment date to the date on which WAL repays its loan to Investec Bank Limited (see below).

Guarantee and Cession in Securitatem Debiti Agreement between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated October 9, 2001.

        This agreement extended the repayment date of the WAL loan to March 31, 2002.

Agreement between Durban Roodepoort Deep, Limited and Rand Refinery Ltd, dated October 12, 2001.

        Under this agreement, all gold produced by our South African operations is sold by the Rand Refinery Ltd, after refining. Rand Refinery Ltd then sells the gold for the London afternoon fixed price on the day the gold is sold. We pay Rand Refinery Ltd a variable refining fee plus fixed marketing, loan and administration fees.

Loan Agreement between Bank of South Pacific Limited and Tolukuma Gold Mines Limited, dated November 8, 2001.

        This agreement provides for an A$4.3 million credit facility to Tolukuma for use in financing or re-financing Tolukuma's purchase of certain defined items of mining equipment. As of December 10, 2001, Tolukuma has not drawn down on this facility.

Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and Durban Roodepoort Deep, Limited, dated June 12, 2002.

        Under this share purchase agreement, we sold 57% of our interest in CGR to IDC and 3% of our interest in CGR to KBH. KBH obtained an option to purchase IDC's shares of CGR. IDC and KBH also each purchased their respective share of three shareholder loans, aggregating R190.1 million ($18 million) owed by CGR to us. The total amount of consideration for this sale was R,105,531,000.

Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 12, 2002.

        Under this agreement, the parties agreed that the IDC would not remain a shareholder in CGR, but would transfer its shares and claims held in CGR to KBH. Accordingly, IDC granted an option to KBH to purchase its shares and claims held by it in CGR subject to certain terms and conditions. KBH exercised this option in July 2002 and currently owns 60% of the entire issued share capital of and shareholders loans held in CGR. Crown now holds 40% of the issued share capital of CGR, which has three wholly-owned subsidiaries, Crown Mines Limited, City Deep Limited and Consolidated Main Reef Mines and Estate Limited.

Addendum to Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 14, 2002.

        This addendum amends certain provisions of the Shareholders' Agreement between the parties, dated June 12, 2002, regarding the purchase from IDC of its interest in CGR by KBH.

Subscription Agreement between Khumo Bathong Holdings (Pty) Limited and Durban Roodepoort Deep, Limited, dated June 12, 2002.

        Under this agreement, KBH subscribed for 4,794,889 ordinary shares of ours for a subscription price of R68 million ($6.4 million). This represents 2.6% of the total number of our ordinary shares outstanding as of November 30, 2002.

Loan Agreement between Durban Roodepoort Deep, Limited and Khumo Bathong Holdings (Pty) Ltd, dated June 12, 2002.

        Under this agreement, we loaned KBH R5.3 million ($0.5 million) to fund its initial purchase of 3% of our interest in CGR. The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 3%. At November 30, 2002 the interest rate on the loan stood at 20% and the outstanding balance was R5.7 million ($0.6 million). This loan has a term of five years from July 1, 2002 and is repayable on demand.

Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

        This agreement documents a previously unrecorded loan which we made to CGR. The loan is for R0.9 million. It is the intention of the parties to amend the terms of this loan. It is expected that the loan will bear interest at the prime rate of The Standard Bank of South Africa on overdraft, which is currently 17%, and the interest will be repayable in equal monthly payments over the period of the loan.

Memorandum of Loan Agreement No. 2 between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

        This agreement documents a previously unrecorded loan which we made to CGR. The loan is for R37.7 million. It is the intention of the parties to amend the terms of this loan. It is expected that the loan will bear interest at the prime rate of The Standard Bank of South Africa on overdraft, which is currently 17%, and the interest will be repayable in equal monthly payments over the period of the loan.

Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

        This agreement records three previously interest free loans from Crown to CGR totaling R190 million ($18 million). The terms of these loans were amended by the shareholders' agreement we entered into with Crown, CGR, KBH and IDC. Under the terms of the share purchase agreement which we entered into with Crown, KBH and IDC, 57% of the principal amount of these loans was sold to IDC and 3% was sold to KBH. However, upon KBH exercising its option to purchase IDC's interest in CGR, IDC's portion of this loan was ceded to KBH. It is the intention of the parties to amend the terms of this loan. It is expected that the loan will bear interest at the prime rate of The Standard Bank of South Africa on overdraft, which is currently 17%, and the interest will be repayable in equal monthly payments over the period of the loan.

Loan Agreement between Industrial Development Corporation of South Africa Ltd. and Blyvooruitzicht Gold Mining Company Ltd, dated July 18, 2002.

        Under this agreement IDC loans R65 million ($6.3 million) to Blyvoor specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor Expansion Project. The loan bears interest at 1% below the prime rate of First National Bank Limited of Southern Africa. As of June 30, 2002, the interest rate stood at 15% per year. The loan is repayable in 48 monthly installments.

Agreement of Loan and Pledge between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated September 18, 2002.

        Under this agreement we provided ERPM with a working capital facility of R10 million ($0.9 million). The loan bears interest at the prime rate and as of November 30, 2002, interest on the loan stood at 17%. The loan is secured by a pledge of certain movable assets of ERPM.

Management Services Agreement between Durban Roodepoort Deep, Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty)Ltd, dated October 1, 2002.

        Under this agreement we agree to provide certain management services to CGR for a management service fee of R.7 million ($0.1 million) per month.

Agreement amongst Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated October 1, 2002.

        Under this agreement we agreed to sell the West Wits gold plant and certain related assets for R25 million ($2.4 million) to process certain sand dumps, surface materials, freehold areas and surface right permits located at the West Wits Section. The purchase price is to be paid in installments from September 30, 2002. A total of R16.8 million ($1.8 million) has been paid as of November 30, 2002.

Letter Agreement between Durban Roodepoort Deep, Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.

        In this letter agreement, SCMB agrees to provide us with various direct and indirect banking facilities. These facilities include a general short term banking facility, business line of credit, liquidating credit line, performance guarantees and derivative products. The aggregate amount available under these facilities is R176.3 million ($17.0 million). The rate of interest varies between the various facilities. As of November 30, 2002, the aggregate outstanding balance under the general short term banking facility was R60 million ($6.5 million) based on an exchange rate of R9.29 to $1.

Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.

        Under this agreement, CGR purchased from the sellers the entire issued share capital and shareholders' claims of ERPM for a purchase price of R100 million ($9.5 million). As a result of this acquisition the peldge by KBH of its ERPM stock to us has lapsed.

Memorandum of Loan Agreement between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.

        Under this agreement we loaned CGR R60 million in connection with the acquisition of ERPM by CGR. This loan bears interest at a rate of 18.4% and must be repaid within four months of our security interest becoming effective.

Letter Agreement Relating to Consultancy Arrangement between Durban Roodepoort Deep, Limited and Nicolas Goodwin.

        We have entered into a consultancy service agreement with Mr. Nicolas Goodwin, one of our non-executive directors. Under this agreement, Mr. Goodwin provides us with project management services at the Argonaut Project. This agreement took effect on September 2, 2002. The agreement is for a fixed one year term from September 2, 2002, so long as the Argonaut Project is ongoing. Under this agreement, Mr. Goodwin is paid a fee of $400 per day.

Management Services Agreement between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.

        Under this agreement we agree to provide certain management services to ERPM for a management service fee of approximately R1.5 million ($0.1) per month.

Purchase Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.

        Under this agreement, CIBC World Markets Corp. agreed to purchase up to a principal amount of $66,000,000 of our 6% Senior Convertible Notes due 2006, or the Notes, in a private placement for a purchase price of up to $66,000,000.

Registration Rights Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.

        Under this agreement we have agreed to file with the Securities and Exchange Commission within 90 days after the date of the initial issuance of the Notes, and to use our reasonable best efforts to cause to become effective within 180 days after the date of the initial issuance of the Notes, a shelf registration statement with respect to the resale of the Notes and the resale of the ordinary shares underlying the ADSs issuable upon conversion of the Notes.

Indenture between Durban Roodepoort Deep, Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.

        This Indenture contains the terms under which we issued a principal amount of $66,000,000 of 6% Senior Convertible Notes due 2006 in a private placement in November 2002.

Letter Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.

        This agreement contains the terms under which we purchased 14% of Emperor Mines Limited for A$11.5 million ($7.8 million).

EXCHANGE CONTROLS

        The following is a summary of the material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all the exchange control regulations and does not cover exchange control consequences that depend upon your particular circumstances. We recommend that you consult your own advisor about the exchange control consequences in your particular situation. The discussion in this section is based on the current law and positions of the South African Government. Changes in the law may alter the exchange control provisions that apply to you, possibly on a retroactive basis. We have received approval from the South African Reserve Bank, or SARB.

Introduction

        Dealings in foreign currency, the export of capital and/or revenue, payments by residents to nonresidents and various other exchange control matters in South Africa are regulated by the South African exchange control regulations, or the Regulations. The South African exchange control regulations form part of the general monetary policy of South Africa. The Regulations are issued in terms of section 9 of the Currency and Exchanges Act, 1933 (as amended). In terms of the Regulations, the control over South African capital and/or revenue reserves, as well as the accruals and spending thereof, is vested in the Treasury (Ministry of Finance), or the Treasury.

        The Treasury has delegated the administration of exchange controls to the Exchange Control Department of SARB, which is responsible for the day to day administration and functioning of exchange controls. SARB has a wide discretion. Certain banks authorised by the Treasury to co-administer certain of the exchange controls, are authorised by the Treasury to deal in foreign exchange. Such dealings in foreign exchange by authorized dealers are undertaken in accordance with the provisions and requirements of the exchange control rulings, or Rulings, and contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval, in terms of the Rulings, to deal in South African assets, to invest and disinvest in South Africa.

        The Republic of South Africa's exchange control regulations provide for restrictions on exporting capital from a Common Monetary Area consisting of the Republic of South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland. Transactions between residents of the Common Monetary Area, on the other hand, are not subject to these exchange control regulations.

        There are many inherent disadvantages to exchange controls including distortion of the price mechanism, problems encountered in the application of monetary policy, detrimental effects on inward foreign investment and administrative costs associated therewith. The South African Finance Minister has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. Since 1996, there has been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.

        The present exchange control system in South Africa is used principally to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval and, without the approval of SARB, are generally not permitted to export capital from South Africa or hold foreign currency. In addition, South African companies are required to obtain the approval of SARB prior to raising foreign funding on the strength of their South African balance sheets, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a corporation is designated an "affected person" by SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an "affected person" by SARB.

        Foreign investment and outward loans by South African companies are also restricted. In addition, without the approval of SARB, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations to SARB on an annual basis. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted.

        Although exchange controls have been gradually relaxed since 1996, unlimited outward transfers of capital are not permitted at this stage. Some of the more salient changes to the South African exchange control provisions over the past few years have been as follows:

  •
  corporations wishing to invest in countries outside the Common Monetary Area, in addition to what is set out below, apply for permission to enter into corporate asset/share swap and share placement transactions to acquire foreign investments. The latter mechanism entails the placement of the locally quoted corporation's shares with long-term overseas holders who, in payment for the shares, provide the foreign currency abroad which the corporation then uses to acquire the target investment.

  •
  corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R500 million to finance approved investments abroad and up to R750 million to finance approved new investments in African countries. However, the approval of SARB is required in advance. On application to SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits. In addition, South African corporations may utilize part of their cash holdings in South Africa to repay up to 10% of outstanding foreign debt raised to finance foreign investments, provided the facility is for a minimum period of two years.

  •
  remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

        Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods. Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa as a settling-in allowance. The balance of the emigrant's funds will be blocked and held under the control of an authorized dealer. These blocked funds may only be invested in:

  •
  blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;

  •
  securities quoted on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of SARB. Authorized dealers must at all times be able to demonstrate that listed or quoted securities or financial instruments which are dematerialised or immobilized in a central securities depository are being held subject to the control of the authorized dealer concerned;

  •
  mutual funds.

        Aside from the investments referred to above, blocked Rands may only be utilized for very limited purposes. Dividends declared out of capital gains or out of income earned prior to emigration remain subject to the blocking procedure. It is not possible to predict when existing exchange controls will be abolished or whether they will be continued or modified by the South African Government in the future.

Sale of Shares

        Under present Regulations, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words "non-resident."

Dividends

        Dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable.

        Any cash dividends paid by us are expected to be paid in Rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement. Subject to exceptions provided in the deposit agreement, cash dividends paid in Rand will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specifies fees and other expenses.

        Shareholders who are not residents of the Common Monetary Area who are in receipt of scrip dividends and who elect to dispose of the relevant shares may remit the proceeds arising from the sale of the relevant shares.

Voting rights

        There are no limitations imposed by South African law or by our Articles on the right of non-South African shareholders to hold or vote our ordinary shares.

TAXATION

Certain Income Tax Consequences

        This summary is of a general nature and is included herein solely for informational purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. No representation with respect to the consequences to any particular purchaser of our securities is made hereby. Prospective purchasers should consult their own tax advisers with respect to their particular circumstances and the effect of national, state or local tax laws to which they may be subject.

South Africa

        South Africa imposes tax on worldwide income of South African residents. Generally South African non-residents do not pay tax in South Africa except in the following circumstances:

Income Tax

        Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be from a South African source and will be exempt from interest in terms of section 10(1)(hA) of the Income Tax Act, 1962 (as amended), or the Act. This exemption does not apply if:

  •
  the non-resident has been a resident of South Africa at any time and carried on a business in South Africa;

  •
  the non-resident was a resident of the common monetary area, in other words, Lesotho, Namibia, Botswana and Swaziland, and in such an event the non-resident shall be deemed to be a resident of South Africa;

  •
  the interest is effectively connected with a business carried on by the non-resident in South Africa;

  •
  the recipient of the interest is a natural person, unless he was absent from South Africa for at least 183 days in aggregate during the year of assessment in which the interest was received or accrued.

        No withholding tax is deductible in respect of interest payments made to non resident investors.

        No income tax is payable on dividends paid to residents or non-residents, in terms of Section 10(1)(k) of the Act except in respect of foreign dividends received by or accrued to residents of South Africa. Accordingly, there is no withholding tax on dividends received by or accrued to non-resident shareholders of companies listed in South Africa and non-residents will receive the same dividend as South African resident shareholders. Prior to payment of the dividend, the company pays secondary tax on companies at a rate of 12.5% of the total dividend, but the full amount of the dividend is paid to shareholders.

Capital Gains Tax

        Non residents are generally not subject to capital gains tax, or CGT, in South Africa. They will only be subject to CGT on gains arising from the disposal of capital assets if the assets disposed of consist of:

  •
  immovable property owned by the non residents in South Africa, or any interest or right in or to immovable property. A non resident will have an interest in immovable property if it has a direct or indirect shareholding of at least 20% in a company, where 80% or more of the net assets of that company (determined on a market value basis) are attributable directly or indirectly to immovable property; or

  •
  any asset of a permanent establishment of a non resident in South Africa through which a trade is carried on.

        If the non residents are not subject to CGT because the assets disposed of do not fall within the categories described above, it follows that they will also not be able to claim the capital losses arising from the disposal of the assets.

United States

Certain United States Federal Income Tax Considerations

        The following summary describes certain U.S. federal income tax consequences to U.S. holders (as defined below) of the purchase, ownership and disposition of ordinary shares or ADSs. It deals only with U.S. holders who hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This summary has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

        This summary does not address all aspects of U.S. federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of U.S. holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, financial institutions, life insurance companies, banks, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a "hedge," "conversion transaction," "synthetic security," "straddle," "constructive sale" or other integrated investment, persons whose functional currency in not the U.S. dollar, or persons that actually or constructively own ten percent or more of our voting stock). This summary addresses only U.S. federal income tax consequences and does not address the effect of any state, local, or foreign tax laws that may apply, or the alternative minimum tax.

        A "U.S. holder" is a holder of ordinary shares or ADSs that is, for U.S. federal income tax purposes,

  •
  a citizen or resident of the U.S.;

  •
  a corporation that is organized under the laws of the U.S. or any political subdivision thereof;

  •
  an estate, the income of which is subject to U.S. federal income tax without regard to its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person.

        If a partnership holds any ordinary shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding any notes, ordinary shares or ADSs should consult their tax advisors.

        Because individual circumstances may differ, U.S. holders of ordinary shares or ADSs should consult their own tax advisors concerning the U.S. federal income tax consequences applicable to their particular situations as well as any consequences to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

Ownership of Ordinary Shares or ADSs

        For purposes of the Code, U.S. holders of ADSs will be treated for U.S. federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

        For U.S. federal income tax purposes, distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to U.S. holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For U.S. federal income tax purposes, the amount of any distribution received by a U.S. holder will equal the Dollar value of the sum of the South African Rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the "spot rate" on the date the dividend distribution is includible in such U.S. holder's income, regardless of whether the payment is in fact converted into Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. holder includes the dividend payment in income to the date such holder converts the payment into Dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADSs. To the extent that these distributions exceed the U.S. holder's tax basis in the ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading "Passive Foreign Investment Company." We do not intend to calculate our earnings or profits for U.S. federal income tax purposes.

        For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the Internal Revenue Service has the authority to determine the spot rate.

        Dividend income derived with respect to the ordinary shares or ADSs will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and as "investment income" for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation under Section 243 of the Code. Dividend income will be treated as foreign source income for foreign tax credit and other purposes. In computing the separate foreign tax credit limitations, dividend income should generally constitute "passive income," or in the case of certain U.S. holders, "financial services income."

        As discussed under "Taxation—South Africa" above, South Africa currently does not impose any withholding tax on distributions with respect to the ordinary shares or ADSs. Should South Africa decide in the future to impose a withholding tax on such distributions, the tax treaty between the United States and South Africa would limit the rate of this tax to 5 percent of the gross amount of the distributions if a U.S. holder holds directly at least 10 percent of our voting stock and to 15 percent of the gross amount of the distributions in all other cases. In addition, if South Africa decided in the future to impose a withholding tax on distributions with respect to the ordinary shares or ADSs, a determination would need to be made at such time as to whether any South African income taxes withheld would be treated as foreign income taxes eligible for credit against such U.S. holder's U.S. federal income tax liability, subject to limitations and conditions generally applicable under the Code. Any such taxes may be eligible at the election of such U.S. holder, for deduction in computing such U.S. holder's taxable income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions is complex and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of South African income taxes, if any, withheld.

Disposition of Ordinary Shares or ADSs

        Upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or ADSs. Subject to the application of the "passive foreign investment company" rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year. Gain or loss recognized by a U.S. holder on the taxable disposition of ordinary shares or ADSs generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes.

        In the case of a cash basis U.S. holder who receives Rand in connection with the taxable disposition of ordinary shares or ADSs, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A U.S. holder who receives payment in Rand and converts Rand into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

        An accrual basis U.S. holder may elect the same treatment required of cash basis taxpayers with respect to a taxable disposition of ordinary shares or ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis holder does not elect to be treated as a cash basis taxpayer, such U.S. holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of the differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. holder on the disposition of such ordinary shares or ADSs.

Passive Foreign Investment Company

        A special and adverse set of U.S. federal income tax rules apply to a U.S. holder that holds stock in a passive foreign investment company ("PFIC"). We would be a PFIC for U.S. federal income tax purposes if for any taxable year either (i) 75% or more of our gross income, including our pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, were passive income or (ii) 50% or more of our average total assets (by value), including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, were assets that produced or were held for the production of passive income. If we were a PFIC, U.S. holders of the ordinary shares or ADSs would be subject to special rules with respect to (i) any gain recognized upon the disposition of the ordinary shares or ADSs and (ii) any receipt of an excess distribution (generally, any distributions to a U.S. holder during a single taxable year that is greater than 125% of the average amount of distributions received by such U.S. holder during the three preceding taxable years in respect of the ordinary shares or ADSs or, if shorter, such U.S. holder's holding period for the ordinary shares or ADSs). Under these rules:

  •
  the gain or excess distribution will be allocated ratably over a U.S. holder's holding period for the ordinary shares or ADSs, as applicable;

  •
  the amount allocated to the taxable year in which a U.S. holder realizes the gain or excess distribution will be taxed as ordinary income;

  •
  the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

  •
  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

        Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during a U.S. holder's holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid PFIC classification for subsequent years if such holder elects to recognize gain based on the unrealized appreciation in the ordinary shares or ADSs through the close of the tax year in which we cease to be a PFIC. Additionally, if we are a PFIC, a U.S. holder who acquires ordinary shares or ADSs from a decedent would be denied the normally available step-up in tax basis for such notes, ordinary shares or ADSs to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent's tax basis.

        A U.S. holder who beneficially owns stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the Internal Revenue Service for each tax year such holder holds stock in a PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock.

        A U.S. holder of the ordinary shares or ADSs that are treated as "marketable stock" under the PFIC rules may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the U.S. holder would include in ordinary income or loss for each taxable year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares or ADSs and the U.S. holder's adjusted tax basis in such ordinary shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If a mark-to-market election with respect to ordinary shares or ADSs is in effect on the date of a U.S. holder's death, the tax basis of the ordinary shares or ADSs in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares or ADSs. U.S. holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making the election for the ordinary shares or ADSs.

        In the case of a U.S. holder who holds ordinary shares or ADSs and who does not make a mark-to-market election, the special tax and interest charge described above will not apply if such holder makes an election to treat us as a "qualified electing fund" in the first taxable year in which such holder owns the ordinary shares or ADSs and if we comply with certain reporting requirements. However, we do not intend to supply U.S. holders with the information needed to report income and gain pursuant to a "qualified electing fund" election in the event that we are classified as a PFIC.

        We believe that we were not a PFIC for our 2002 fiscal year ended June 30, 2002. However, as the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, depending on how quickly we employ the net proceeds realized from the recent sales of ordinary shares and senior convertible notes, the amount of such net proceeds and the earnings thereon may affect our PFIC status. Moreover, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

        Rules relating to a PFIC are very complex. U.S. holders are urged to consult their own tax advisors regarding the application of PFIC rules to their investments in our ordinary shares or ADSs.

Information Reporting and Backup Withholding

        Payments made in the United States or through certain U.S.-related financial intermediaries of dividends or the proceeds of the sale or other disposition of our ordinary shares or ADSs may be subject to information reporting and U.S. federal backup withholding if the recipient of such payment is not an "exempt recipient" and fails to supply certain identifying information, such as an accurate taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. The backup withholding tax rate of 30% will be reduced to 29% for payments made during the years 2004 and 2005 and 28% for payments made during the years 2006 through 2010. For payments made after 2010, the backup withholding rate will be increased to 31%. Payments made with respect to our ordinary shares or ADSs to a U.S. holder must be reported to the Internal Revenue Service, unless the U.S. holder is an exempt recipient or establishes an exemption. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is refundable or allowable as a credit against the holder's U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

U.S. Gift and Estate Tax

        An individual U.S. holder of ordinary shares or ADSs will be subject to U.S. gift and estate taxes with respect to ordinary shares or ADSs in the same manner and to the same extent as with respect to other types of personal property.

DIVIDENDS AND PAYING AGENTS

        Not applicable

STATEMENT BY EXPERTS

        Not applicable

DOCUMENTS ON DISPLAY

        You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at Durban Roodepoort Deep, Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Benita Morton, Legal Advisor. Tel No. 27-11-381-7819. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

        A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at Durban Roodepoort Deep, Limited, 45 Empire Road, Parktown, Johannesburg, South Africa 2193.

SUBSIDIARIES

        Not applicable

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

General

        In the normal course of business, we are exposed to commodity price, exchange rates, interest rate, liquidity and credit risks. In order to manage these risks, we may enter into transactions which make use of financial hedge instruments. These may include forward sales or purchases, swaps or options. The decision to use these types of transactions will be based on our hedge policy. Although most of these instruments are used as economic hedges, not all qualify for hedge accounting and, consequently, are marked-to-market in accordance with our accounting policies.

Commodity Price Sensitivity

        The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares and ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the gold price is impossible for us to predict. The price of gold may not remain at a level allowing us to economically exploit our resources.

        We do not enter into derivatives contracts for trading purposes. Where appropriate, for example for capital projects or to secure debt repayment, we may purchase put options while retaining the full upside participation for shareholders. We do not intend to enter into any further forward sales contracts, as we want our security holders to have exposure to the gold price and not protection from it.

        In fiscal 2000 we entered into a "gold for electricity" contract with Eskom, South Africa's electricity supplier. We entered into this arrangement due to the low gold price at the time when we were at risk and Eskom was concerned that it might lose us as a customer. We pay Eskom 15,000 ounces of gold per month and receive 75 gigawatts hours, or Gwh, of electricity per month. The contract expires in September 2005 and is based on a margin free agreement.

Hedging Instruments

        As of June 30, 2002, we had the following commitment for future deliveries of gold to Eskom:

	Year ended June 30,
	2003	2004	2005	2006
Forward sale
Ounces	180,000	180,000	180,000	45,000
Average price (R/ounce)	2,128	2,176	2,240	2,256
Electricity receivable from Eskom	900 Gwh	900 Gwh	900 Gwh	225 Gwh

        As of November 30, 2002 we had purchased 189,500 ounces of gold call options at strike prices ranging from R3,243 per ounce to R3,400 per ounce, for a total cost of $3.4 million, to limit potential increases in costs associated with the Eskom contract.

        Depending on market conditions, we may buy additional call options to limit potential increases in costs associated with the Eskom contract.

        In addition to the Eskom contract, we had the following option contracts:

	Year ended June 30,
	2003	2004	2005	2006
Puts bought
Ounces	63,000	14,000	—	—
Average strike price (R/ounce)	1,981	1,990	—	—

        The fair value of the hedging financial instruments at June 30, 2002 was negative $80.1 million and at June 30, 2001 was negative $67.8 million.

        Based on our fiscal 2003 financial forecast, a 10% increase/decrease in the dollar price per ounce of gold received would have an approximate $14.1 million increase/decrease on revenue and an $12.7 million increase/decrease on pre-tax earnings.

Other Hedging Instruments

	Year ended June 30,
	2002	2003	2004
Gold lease rate swaps
Volume	—	—	109,875
Rate	—	—	0.20%

        We have exposure under our lease rate swap arrangements with J. Aron & Co. to increases in the three month floating lease rate up to June 2004. The volume on which the swap is based begins at 109,875 ounces and reduces every quarter from December 2003 by 37,500 until it reaches zero by June 2004. Currently, this results in an amount due of $420,000. Every quarter we receive a fixed cash flow based on 0.2% of the volume and $280/oz, and pay the three month floating lease rate converted at the then market spot rate.

        The fair value of the other hedging financial instruments at June 30, 2002 was negative $0.4 million and at June 30, 2001 was negative $19.4 million.

        During 2002, we undertook a major restructuring of our hedgebook in order to provide our shareholders with more exposure to the gold price. In May 2002, we managed to achieve this by buying options back, or by buying equal and opposite options to effectively cancel the commitment. At June 30, 2002, the total amount owed to the Bullion Banks was $34.7 million, and is shown as a loan on our balance sheet. Of this amount, $6.6 million is secured by a general notarial covering bond and surety mortgage bond over the metallurgical plants of Blyvoor, West Wits and Buffels. This amount is due to be repaid by June 2003.

        All forward sales have been classified according to the date of maturity of the contracts and the option contracts have been allocated to the periods in which they expire.

Foreign Exchange Rate Risk

        We conduct our operations in South Africa, and Papua New Guinea. Currently, fluctuations affect the cash flow that we will realize from our operations as gold is sold in Dollars while production costs are incurred primarily in Rands, and Papua New Guinean Kina. Our results are positively affected when the Dollar strengthens against these foreign currencies and adversely affected when the Dollar weakens against these foreign currencies. Our cash and cash equivalent balances are held in Dollars, Rands and Papua New Guinean Kina; holdings denominated in other currencies are relatively insignificant.

        Since 1991, the Rand has weakened against the U.S. dollar and we have benefited primarily through lower South African labor and material costs. We do not believe that it is necessary to enter into foreign exchange hedging contracts.

        Based on our fiscal 2003 financial forecast, a 10% increase/decrease in the Rand/Dollar exchange rate would have an approximate $14.1 million increase/decrease impact on revenue and an $12.7 million increase/decrease impact on pre-tax earnings.

Interest Rates and Liquidity Risk

        Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risks. In the ordinary course of business, we receive cash from our operations and are required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. Lower interest rates result in lower returns on investments and deposits and also may have the effect of making it less expensive to borrow funds at then current rates. Conversely, higher interest rates result in higher interest payments on loans and overdrafts.

Long Term Debt

        Set out below is an analysis of our debt (in $'000's) as at June 30, 2002, analyzed between fixed variable interest rates and classified by currency.

	$	A$	R	Total
Interest rate
Variable Rate	—	1,708	2,052	3,760
Weighted Average Interest Rate	—	19.6%	16%
0% Rate	34,731	—	1,422	36,153
Fixed Rate	—	1,420	—	1,420
Weighted Average Interest Rate	—	9%	—
Total	34,731	3,128	3,474	41,333
Repayment period
2003	13,017	1,110	1,838	15,965
2004	21,714	1,388	793	23,895
2005	—	630	289	919
2006	—	—	289	289
2007	—	—	265	265
Total	34,731	3,128	3,474	41,333

        Set out below is an analysis of our Contractual Obligations (in $'000) as at June 30, 2002, analyzed by the payments due by period:

		Payments due by period Less than
Contractual Obligations				After 4 years
	Total	1 year	1-3 years
Long term debt	41,333	15,965	25,103	265
Obligations under Eskom hedging instrument	80,117	21,642	58,475	—
Total Contractual Cash Obligations	121,450	37,607	83,578	265

Concentration of Credit Risk

        We minimize our credit risk by placing cash and cash equivalents with major banks and financial institutions located in South Africa, after evaluating the credit ratings of the respective financial institutions. We believe that no concentration of credit risk exists in respect of cash and cash equivalents.

        Furthermore, our debtors and loans are regularly monitored and assessed for recoverability and where it is appropriate, we raise the levels of provisions.

        Although all gold sales in South Africa are routed through our selling agent, Rand Refinery Ltd, the credit risk is mitigated by the arrangement that proceeds are always received two days after delivery. A similar arrangement exists in Australia with N.M. Rothschild. Both selling agents are reputable parties whose credit ratings are regularly assessed.

Fair Values of Financial Instruments

        The fair value of financial instrument is defined as the amount for which the instrument could be exchanged in an arms length transaction between willing parties, other than a forced or liquidation sale.

        The carrying amounts of cash and cash equivalents, short term investments, receivables, accounts payable and accrued liabilities and short term borrowings approximate their fair values, due to the short term maturities of these assets and liabilities.

        The fair value of our unlisted investments is not directly available from market quotations, but our directors have performed a valuation of these investments to ensure that no significant decline, other than temporary, in their value has occurred. Thus, their carrying value approximates their fair value.

        The investment in Environmental Trust Funds which are funded annually by us for the rehabilitation of our mines as operations at each of them cease. These funds are deposited with deposit taking institutions and comprise primarily interest bearing securities and, accordingly, their carrying value approximates their fair value.

        The fair value of the hedging and non-hedging instruments has been shown above.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        Within 90 days prior to the date of this Annual Report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of our key corporate senior management and under the supervision of our Chairman and Chief Executive Officer, M.M. Wellesley-Wood and our Chief Financial Officer, Ian Murray. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including Messrs. Wellesley-Wood and Murray, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

ITEM 16.    RESERVED

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable

ITEM 18.    FINANCIAL STATEMENTS

        The following financial statements and related auditor's report are filed as part of this Annual Report.

Page
Report of the independent auditors	F-1
Statements of consolidated operations for the years ended June 30, 2002, 2001 and 2000.	F-2
Consolidated balance sheets as of June 30, 2002 and 2001.	F-3
Consolidated statements of shareholders' equity for the years ended June 30, 2002, 2001 and 2000.	F-4 to F-6
Consolidated statements of cash flows for the years ended June 30, 2002, 2001 and 2000.	F-7
Notes to the consolidated financial statements.	F-8 to F-43

ITEM 19.    EXHIBITS

        The following exhibits are filed as a part of this Annual Report:

1.1*	Memorandum of Association of Durban Roodepoort Deep, Limited.
#1.2	Articles of Association of Durban Roodepoort Deep, Limited, as amended on November 8, 2002.
1.3*	Excerpts of relevant provisions of the South African Companies Act.
1.4**	Durban Roodepoort Deep (1996) Share Option Scheme as amended.
2.1*	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
#2.2	Indenture between Durban Roodepoort Deep, Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
#2.3	Purchase Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.
#2.4	Registration Rights Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.
#2.5	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.
#2.6	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.
4.1*	Tribute Agreement, dated October 9, 1992 between Durban Roodepoort Deep, Limited and Rand Leases.
4.2*	Service Agreement, dated July 27, 1995, between Durban Roodepoort Deep, Limited and Randgold.
4.3*	Agreement, dated September 28, 1995, among First Wesgold Mining (Proprietary) Limited, Durban Roodepoort Deep, Limited and Rand Leases in respect of purchase of assets of First Wesgold by Rand Leases.

4.4**	Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs—Republic of South Africa to Durban Roodepoort Deep, Limited.
4.5***	Deposit Agreement among Durban Roodepoort Deep, Limited, The Bank of New York as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 11, 1998.
4.6****	Security Agreement, dated November 5, 1998, between The Chase Manhattan Bank, Durban Roodepoort Deep, Limited, Blyvoor, Buffels and West Wits.
4.7****	Loan Agreement, dated June 8, 1999, between Industrial Development Corporation of South Africa Limited, Crown and Durban Roodepoort Deep, Limited.
4.8****	Lender Substitution Deed, dated August 18, 1999, between Durban Roodepoort Deep, Limited, DRD Australasia, NM Rothschild & Sons (Singapore) Limited, NM Rothschild & Sons (Australia) Limited, as agent in its own capacity, and Rothschild Nominees (Pty) Limited.
4.9****	A$10m Facility Agreement, dated September 10, 1999, between Durban Roodepoort Deep, Limited, DRD Australasia and NM Rothschild & Sons (Australia) Limited.
4.10****	Facility Agreement, dated August 9, 1996, between PT Barisan Tropical Mining, Rothschild Australia Limited and the Participants.
4.11****	Deposit Agreement, dated September 30, 1999, between Buffels and BOE Merchant Bank, a division of BOE Bank Limited.
4.12****	Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant Bank, and Buffels.
4.13****	Guarantee and Indemnity Agreement, dated November 17, 1999, between Durban Roodepoort Deep, Limited, Blyvoor, Argonaut Financial Services (Proprietary) Limited, West Wits, Crown and BOE Bank Limited, through its division BOE Merchant Bank.
4.14****	Loan Security Agreement, dated November 17, 1999, between FBCF Equipment Finance (Propietary) Limited and Buffels.
4.15****	Sale of Business Agreement in respect of Harties, dated August 16, 1999, between Avgold Limited, Buffels and Durban Roodepoort Deep, Limited.
4.16****	Form of Restraint Agreement.
4.17****	Sale of Shares Agreement, dated September 29, 1997, between RMP Properties Limited, Randgold, Crown, City Deep Limited, Consolidated Main Reef Mines and Estate Limited, Crown Mines Limited, RMP Properties SA Limited and Industrial Zone Limited.
4.18*****	Form of Non-Executive Employment Agreement.
4.19*****	Form of Executive Employment Agreement.
4.20*****	Share Sale Option Agreement, dated March 12, 1993, between Newmont Proprietary Limited, Ballimore No. 56 Proprietary Limited, Clayfield Proprietary Limited and Dome Resources N.L.
4.21*****	Convertible Loan Agreement, dated November 19, 1997, between Tolukuma Gold Mines Proprietary Limited, Dome Resources N.L. and Mineral Resources Development Company Proprietary Limited.
4.22*****	First Deed of Variation of Loan Agreement, between Mineral Resources Development Company Pty Limited, Dome Resources N.L. and Tolukuma Gold Mines Pty Limited.
4.23*****	Agreement, dated February 21, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.

4.24*****	Independent Auditor's Report from PriceWaterhouseCoopers to the Board of Directors and Shareholders of Crown Consolidated Gold Recoveries Limited, dated August 28, 2000.
4.25*****	Shareholders' Agreement, dated September 29, 2000, between Durban Roodepoort Deep, Limited, Fraser Alexander Tailings (Proprietary) Limited and Mine Waste Solutions (Proprietary) Limited.
4.26*****	First Addendum to the Agreement, dated November 15, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.
4.27*****	Second Addendum to the Agreement, dated December 21, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.
†4.28	Agreement between Durban Roodepoort Deep, Limited, Western Areas, Limited, Consolidated African Mines Limited and JCI Gold Limited, dated April 25, 2001.
†4.29	Addendum to the Agreement between Durban Roodepoort Deep, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated August 31, 2001.
†4.30	Addendum to the Agreement between Durban Roodepoort Deep, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated September 26, 2001.
†4.31	Guarantee and Cession in Securitatem Debiti Agreement between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated October 9, 2001.
†4.32	Second Deed of Variation of Loan Agreement between Tolukuma Gold Mines Limited, Dome Resources NL and Mineral Resources Development Company Limited, dated June 28, 2001.
†4.33	Principal Terms and Conditions for Waiving Right to Declare Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines (Pty.) Limited, Dome Resources (PNG) Pty. Limited, Dome Resources NL and Durban Roodepoort Deep, Limited, dated July 16, 2001.
†4.34	Loan Agreement between Bank of South Pacific Limited and Tolukuma Gold Mines Limited, dated November 8, 2001.
#4.35	Master Finance Lease between Volvo Truck Finance Australia (Pty) Ltd and Dome Resources N.L., dated November 1, 2000.
#4.36	Agreement between Durban Roodepoort Deep, Limited and Rand Refinery Ltd, dated October 12, 2001.
#4.37	Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and Durban Roodepoort Deep, Limited, dated June 12, 2002.
#4.38	Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 12, 2002.
#4.39	Addendum to Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 14, 2002.
#4.40	Subscription Agreement between Khumo Bathong Holdings (Pty) Limited and Durban Roodepoort Deep, Limited, dated June 12, 2002.

#4.41	Loan Agreement between Durban Roodepoort Deep, Limited and Khumo Bathong Holdings (Pty) Ltd, dated June 12, 2002.
#4.42	Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
#4.43	Memorandum of Loan Agreement No. 2 between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
#4.44	Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
#4.45	Loan Agreement between Industrial Development Corporation of South Africa Ltd. and Blyvooruitzicht Gold Mining Company Ltd, dated July 18, 2002.
#4.46	Agreement of Loan and Pledge between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated September 18, 2002.
#4.47	Management Services Agreement between Durban Roodepoort Deep, Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty)Ltd, dated October 1, 2002.
#4.48	Agreement amongst Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated October 1, 2002.
#4.49	Letter Agreement between Durban Roodepoort Deep, Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.
#4.50	Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.
#4.51	Memorandum of Loan Agreement between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.
#4.52	Letter Agreement Relating to Consultancy Arrangement between Durban Roodepoort Deep, Limited and Nicolas Goodwin.
#4.53	Management Services Agreement between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.
#4.54	Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.
#8.1	List of Subsidiaries.
#10.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
#10.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*            Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.

**          Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.

***        Incorporated by reference to our Registration Statement (File No. 333-9242) on Form F-6.

****      Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1999.

*****    Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.

†            Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2001.

#            Filed herewith.

DURBAN ROODEPOORT DEEP, LIMITED
Report of the Independent Auditors to the Board of Directors
and Stockholders of Durban Roodepoort Deep, Limited

        We have audited the accompanying consolidated balance sheets of Durban Roodepoort Deep, Limited and its subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Crown Consolidated Gold Recoveries Limited (a consolidated subsidiary) for the year ended June 30, 2000, which statements reflect total revenues constituting 12% of consolidated total revenues for the year ended June 30, 2000. Such financial statements were audited by other auditors for the purpose of the Company's South African annual financial statements and their reports have been furnished to us. Our opinion, insofar as it relates to data included for such subsidiaries, is based solely on the report of such other auditors.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits (which includes the conversion to generally accepted accounting principles in the United States) and the report of other auditors, provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Durban Roodepoort Deep, Limited at June 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg, Republic of South Africa
 December 31, 2002

Durban Roodepoort Deep, Limited

Consolidated Statements of Operation for the years ended June 30

	Notes	2002 $'000	2001 $'000	2000 $'000
REVENUES
Product sales		303,858	291,325	327,568

COSTS AND EXPENSES		217,571	244,674	301,967
Production costs		218,056	247,098	303,484
Movement in gold in process		289	15	1,747
Movement in rehabilitation provision		(774)	(2,439)	(3,264)
OTHER OPERATING EXPENSES
Depreciation and amortization		15,017	15,188	20,106
Employment termination costs		388	2,953	2,482
Impairment of mining assets	5	2,167	2,752	68,533
Management and consulting fees		1,888	—	3,716
Post retirement medical benefits		1,786	—	—
Write off of pre-paid royalty		—	—	8,318
Loss on financial instruments		147,153	15,406	34,569
Loss (profit) on sale of other assets and listed investments		606	(232)	2,984
Aborted acquisition costs		—	—	12,437
Profit on disposal of subsidiary		—	(8,609)	—
Write off of investments and loans		86	1,421	—
SELLING, ADMINISTRATION AND GENERAL CHARGES
(including stock based compensation costs of $2,503,271 (2001: $2,933,625; and 2000: $635,000) and expenses paid through the issue of shares of $Nil (2001: $315,000 and 2000: $870,000))		13,254	33,845	39,195

NET OPERATING INCOME/(LOSS)		(96,058)	(16,073)	(166,739)
NON-OPERATING INCOME
Interest and dividends		2,786	4,699	1,913
Other income		—	—	1,666
FINANCE COSTS
Interest expense		(2,385)	(5,573)	(4,501)
Debt issuance costs		—	—	(2,076)

LOSS BEFORE TAX		(95,657)	(16,947)	(169,737)
INCOME AND MINING TAX BENEFIT	6	42,864	7,005	1,724

NET LOSS AFTER TAX		(52,793)	(9,942)	(168,013)
MINORITY INTERESTS		—	258	(76)

NET LOSS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE		(52,793)	(9,684)	(168,089)
Cumulative effect of accounting change (net of income taxes of $ nil)		—	(77,950)	—

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS		(52,793)	(87,634)	(168,089)

BASIC AND DILUTED LOSS PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY		(33)	(7)	(161)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY		—	(58)	—

BASIC AND DILUTED LOSS PER SHARE (CENTS)	17	(33)	(65)	(161)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Consolidated Balance Sheets at June 30

	Notes	2002 $'000	2001 $'000
ASSETS
Current Assets		53,103	59,400
Cash and cash equivalents		23,852	13,889
Listed investments		—	15,849
Receivables	7	12,213	15,541
Inventories	8	8,357	9,413
Deferred income and mining taxes	6	8,681	4,708
Mining Assets	9	76,427	109,561
Cost		188,004	239,127
Accumulated depreciation and amortization		(111,577)	(129,566)
Other Assets
Restricted cash	19	—	271
Deferred income and mining taxes	6	58,056	14,281
Non-current assets	10	13,963	16,365

Total Assets		201,549	199,878

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities		62,745	75,900
Bank overdraft		532	45
Accounts payable and accrued liabilities	11	45,862	53,197
Short term portion of long term loans	12	15,965	22,184
Income and mining taxes payable		386	78
Deferred income and mining taxes	6	—	396
Long term loans	15	25,368	7,273
Deferred income and mining taxes	6	26,542	21,030
Deferred financial liability	13	80,174	87,410
Provision for environmental rehabilitation	14	17,948	22,575
Stockholders' equity/(deficit) as per statement		(11,228)	(14,310)
Authorised
300,000,000 (2001: 200,000,000) ordinary no par value shares 5,000,000 (2001: 5,000,000) cumulative preference share
Issued
177,173,485 (2001: 154,529,578) ordinary no par value shares 5,000,000 (2001: 5,000,000) cumulative preference share
Stated capital	16	351,537	302,959
Additional paid in capital	16	33,392	30,889
Cumulative preference shares	16	107	107
Accumulated loss		(342,045)	(289,252)
Other comprehensive income		(54,219)	(59,013)

Total Liabilities and Stockholders' equity		201,549	199,878

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited
Consolidated Statements of Stockholders' Equity/(Deficit)
For the years ended June 30

	Number of Common Stock	Number of Preferred Stock	Additional paid-in capital $'000	Stated capital $'000	Preferred stock $'000	Accumulated loss $'000	Other comprehensive income $'000	Total Stockholders' equity/(deficit) $'000	Comprehensive (loss)/income $'000
BALANCE—JUNE 30, 1999	61,661,112	5,000,000	27,320	184,280	107	(33,529)	(55,282)	122,896
Mark-to-market on listed investments							(552)
Foreign currency translation adjustments							(54,730)
Acquisition of Hargraves Reserves NL	12,702,835			18,978				18,978
Purchase of Emperor Limited shares	3,020,077			7,003				7,003
Aborted acquisition costs — Rawas Limited	8,282,056			12,437				12,437
Acquisition of Dome Resources NL	12,389,019			20,072				20,072
Purchase of Hartebeesfontein Gold Mine	1,000,000			2,076				2,076
Issue of shares for cash	21,252,761			33,834				33,834
Exercise of employee stock options	81,750			119				119
Shares issued for services rendered	601,136			870				870
Net loss for the year						(168,089)		(168,089)	(168,089)
Stock based compensation			635					635
Share issue expenses				(1,105)				(1,105)
Other comprehensive income, net of tax of $nil
Increase in mark-to-market on listed investments							672	672	672
Foreign currency translation adjustments							(10,373)	(10,373)	(10,373)

BALANCE—JUNE 30, 2000	120,990,746	5,000,000	27,955	278,564	107	(201,618)	(64,983)	40,025	(177,790)

Analysis of other comprehensive income:
Mark-to-market on listed investments							120
Foreign currency translation adjustments							(65,103)

BALANCE—JUNE 30, 2000							(64,983)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited
Consolidated Statements of Stockholders' Equity/(Deficit)
For the years ended June 30

	Number of Common Stock	Number of Preferred Stock	Additional paid-in capital $'000	Stated capital $'000	Preferred stock $'000	Accumulated loss $'000	Other comprehensive income $'000	Total Stockholders' equity/(deficit) $'000	Comprehensive (loss)/income $'000
BALANCE—JUNE 30, 2000	120,990,746	5,000,000	27,955	278,564	107	(201,618)	(64,983)	40,025
Mark-to-market on listed investments							120
Foreign currency translation adjustments							(65,103)
Acquisition of Dome Resources NL	125,082			162				162
Issue of shares for cash	19,320,000			14,771				14,771
Issue of shares for cash to repay loan	8,000,000			5,921				5,921
Exercise of employee stock options	5,743,750			4,394				4,394
Shares issued for services rendered	350,000			315				315
Net loss for the year						(87,634)		(87,634)	(87,634)
Stock based compensation			2,934					2,934
Share issue expenses				(1,168)				(1,168)
Other comprehensive income, net of tax
Increase in mark-to-market on listed investments							3,327	3,327	3,327
Foreign currency translation adjustments							2,643	2,643	2,643

BALANCES—JUNE 30, 2001	154,529,578	5,000,000	30,889	302,959	107	(289,252)	(59,013)	(14,310)	(81,664)

Analysis of other comprehensive income:
Mark-to-market on listed investments							3,447
Foreign currency translation adjustments							(62,460)

BALANCE—JUNE 30, 2001							(59,013)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited
Consolidated Statements of Stockholders' Equity/(Deficit)
For the years ended June 30

	Number of Common Stock	Number of Preferred Stock	Additional paid-in capital $'000	Stated capital $'000	Preferred stock $'000	Accumulated loss $'000	Other comprehensive income $'000	Total Stockholders' equity/(deficit) $'000	Comprehensive (loss)/income $'000
BALANCE—JUNE 30, 2001	154,529,578	5,000,000	30,889	302,959	107	(289,252)	(59,013)	(14,310)
Mark-to-market on listed investments							3,447
Foreign currency translation adjustments							(62,460)
Exercise of employee stock options	10,643,907			7,634				7,634
Issue of shares for cash	12,000,000			43,503				43,503
Share issue expenses				(2,559)				(2,559)
Net loss for the year						(52,793)		(52,793)	(52,793)
Stock based compensation			2,503					2,503
Other comprehensive income, net of tax
Reclassification adjustment for net gain included in net income, net of tax.							(2,683)	(2,683)	(2,683)
Decrease in mark-to-market on listed investments							(719)	(719)	(719)
Foreign currency translation adjustments							8,196	8,196	8,196

BALANCES—JUNE 30, 2002	177,173,485	5,000,000	33,392	351,537	107	(342,045)	(54,219)	(11,228)	(47,999)

Analysis of other comprehensive income:
Mark-to-market on listed investments							45
Foreign currency translation adjustments							(54,264)

BALANCE—JUNE 30, 2002							(54,219)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Consolidated Statements of Cash Flows

For the years ended June 30

	2002 $'000	2001 $'000	2000 $'000
Net cash (utilized) provided by operating activities	(64,170)	(16,670)	(664)
Net loss	(52,793)	(87,634)	(168,089)
Reconciliation to net cash provided by operations:
Rehabilitation expenses paid	—	—	(195)
Net increase (decrease) in provision for rehabilitation	445	(2,439)	3,264
Depreciation and amortization	15,017	15,188	20,106
Amortization of pre-paid royalty	—	—	868
Write-off of pre-paid royalty	—	—	4,621
Amortization of restraint of trade payments	124	229	472
Mining assets scrapped	2,167	2,752	72,791
Movement in gold in process	358	15	1,747
Expenses paid through issue of shares	—	315	870
Surplus of sale of mining assets	(331)	(57)	—
Loss (surplus) on sale of listed investment	937	(232)	2,984
Debt issuance costs	—	—	2,076
Stock based compensation expenses	2,503	2,934	635
Movement on deferred tax	(42,085)	(8,150)	(961)
Movement in net taxation liability	461	(573)	(47)
Taxation (refunded) paid	(153)	124	—
Movement in deferred financial liability	12,403	60,025	34,569
Profit on disposal of subsidiary	—	(8,609)	—
Write down of investments and loans	86	1,421	14,634
Effect of changes in operating working capital items:
Receivables	3,328	3,349	(3,357)
Inventories	698	2,747	4,598
Accounts payable (excluding short-term loans)	(7,335)	1,925	7,750
Net cash realised from (used in) investing activities	2,854	(1,239)	(52,271)
Additions to investments	(1,961)	(481)	(31,396)
Proceeds from sale of listed investments	11,070	982	27,675
Additions to mining assets	(8,188)	(6,316)	(19,654)
Proceeds on disposal of mining assets	1,662	5,879	2,033
Decrease (increase) in restricted cash	271	(982)	(1,252)
Cash paid for subsidiaries	—	(321)	(33,392)
Cash acquired in subsidiaries	—	—	3,715
Net cash generated in financing activities	67,561	11,005	55,905
Short-term loans (repaid) raised	—	(4,674)	26,886
Net proceeds from issue of shares	51,137	25,086	33,954
Share issue expenses	(2,559)	(1,168)	(1,105)
Increase (decrease) in bank overdraft	487	(2,014)	279
Long-term loans received (repaid)	18,496	(6,225)	(4,109)
Net increase/(decrease) in cash and cash equivalents	6,245	(6,904)	2,970
Effect of exchange rate changes on cash	3,718	7,007	(2,869)
Cash and cash equivalents at beginning of year	13,889	13,786	13,685

Cash and cash equivalents at end of year	23,852	13,889	13,786
Income taxes (refunded)/paid	(153)	124	—
Interest paid	2,385	5,573	4,501

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Notes to the Consolidated Financial Statements

At June 30

1. NATURE OF OPERATIONS

        Durban Roodepoort Deep, Limited ("the Company" or "the Group") is engaged in gold mining and related activities, including exploration, extraction, processing and refining. Gold bullion, the Company's principal product, is currently produced and sold in South Africa and Papua New Guinea.

2. SIGNIFICANT ACCOUNTING POLICIES

        The following are accounting policies used by the Company which have been consistently applied:

  2.1 Use of Estimates:

        The preparation of the financial statements in conformity with United States generally accepted accounting principles requires the Company's management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  2.2 Consolidation

        The consolidated financial information includes the financial statements of the Company and its subsidiaries. A company which is more than 50% owned by the Group which the Group controls directly or indirectly, through other subsidiary interests, is classified as a subsidiary.

        Any excess or deficit of the purchase price, when compared to the fair value of other assets and liabilities of the subsidiary acquired, is attributed to mineral property interests (mining assets) and amortized in terms of the Group accounting policies. Where the excess of the purchase price over the fair value of the subsidiary is greater than the expected discounted cashflows from mining activities, it is allocated to goodwill and amortized over the expected life of the mine.

        For foreign subsidiaries, assets and liabilities are translated using the closing rates at year end, and income statements are translated at average rates. Differences arising on translation are included as a component of other comprehensive income.

  2.3 Cash and cash equivalents

        Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of the investments, the carrying amounts approximate their fair value.

        Restricted cash, which is cash not under the control of the company, is not included in cash and cash equivalents.

  2.4 Non-current unlisted investments

        Non-current unlisted investments are carried at acquisition cost. Realized gains and losses are included in determining net income or loss. Unrealized losses are included in determining net income or loss where a decline in the value of the investment, other than temporary, has occurred.

  2.5 Non-current listed investments

        Non-current listed investments are accounted for at fair value with unrealised gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

  2.6 Inventories

        Inventories, including gold in process and supplies, are stated at the lower of cost and market value. Gold in process is valued at the average production cost at the relevant stage of production. The cost of gold produced is determined principally by the weighted average cost method using related production costs.

  2.7 Exploration costs

        Mining exploration costs are expensed as incurred. Costs related to property acquisitions and mineral and surface rights are capitalized.

  2.8 Undeveloped properties

        Undeveloped properties, upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being profitably exploited, or the value of the mining rights have diminished below cost, a write down is made.

  2.9 Development costs

        Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to expand the capacity of operating mines. Mine development costs incurred in the ordinary course to maintain production are expensed.

        Initial development and pre-production costs relating to a new ore body are capitalized once directors consider that the likelihood of the properties being profitably exploited is probable and until the ore body is brought into production at which time the costs are then amortized as set out below.

  2.10 Mining assets

        Land is recorded at cost and not depreciated. Buildings and other non-mining fixed assets are recorded at cost less accumulated depreciation.

        Depreciation and amortization of mineral property interests, mine development costs and mine plant facilities and equipment are computed by the units-of-production method based on estimated proven and probable reserves. Proven and probable reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits.

        Mineral rights are amortised over their expected lives or 50 years whichever is the lesser.

  2.11 Impairment of mining assets

        Recoverability of the long-term assets of the Group, which include development costs, are reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. At such time, in accordance with Statement of Financial Accounting Standards ("SFAS") 121, Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, the recoverable amount, that is the estimate of future undiscounted cash flows, calculated on an area of interest basis, or its disposal value, if higher, is compared to the carrying value of the long-term asset.

        If an impairment exists on this basis, a reduction in the carrying value of the long-term asset is recorded to the extent the carrying value exceeds the estimate of future discounted cash flows calculated on an area of interest basis. Estimates of future cash flows include estimates of future gold prices and foreign exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group's mining assets.

  2.12 Rehabilitation costs

        Rehabilitation costs and related accrued liabilities, which are based on the Company's interpretation of current environmental and regulatory requirements, are expensed as incurred and accrued over the operating life of the mine, principally by the units-of-production method based on estimated proven and probable reserves.

        Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that the Company's estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

        Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable.

  2.13 Revenue

        Revenue consists of sales of gold bullion and related by-products. Gold sales are recognized when the gold is delivered. Delivery is deemed to have occurred once the refinery, Rand Refinery Limited in South Africa and N M Rothschild in Australasia, receives the gold bullion. The bullion is sold on behalf of the Company on the same day with settlement of proceeds within 2 days.

  2.14 Financial instruments

        SFAS 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") has been issued and was adopted by the company with effect from July 1, 2000.

        Prior to the adoption of SFAS 133, gains and losses on derivative instruments, which effectively established minimum prices for designated future production, were recognized in revenue when planned production was delivered. Derivatives that were not designated to future production were accounted for on a mark-to-market basis and the associated gains and losses were recognized in the results of operations.

        Under SFAS 133, all derivative instruments are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchase normal sale exception. On the date a derivative contract is entered into, the derivative is designated as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. The Group's derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting. Derivative instruments are not entered into for trading purposes.

        On the adoption of SFAS133, none of the Group's derivatives qualified for hedge accounting as they did not meet the hedging requirements of SFAS 133. A cumulative effect adjustment of $78 million was recorded in Accumulated Other Comprehensive Income on July 1, 2000. The cumulative effect adjustment was required to record the fair value of those derivative instruments on the balance sheet, which previously qualified for hedge accounting and were not recorded on the balance sheet.

        Recognition of derivatives which meet the criteria for the normal purchase normal sale exception under SFAS 133 are deferred until settlement.

        Subsequent to the adoption of SFAS 133 changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.

  2.15 Pension plans and other employee benefits

        Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through annual contributions.

        In addition, the group makes long service bonus payments (long-service awards) for certain eligible employees, based on qualifying ages and levels of service, and accrues the cost of such liabilities over the service life of the employees on an actuarial basis.

        The Company contributes to a defined contribution mulit-employer medical fund for current employees and certain retirees on an annually determined contribution basis. No contributions are made for employees retiring after December 31, 1996.

  2.16 Deferred income and mining taxes

        The Group follows the liability method of accounting for deferred income and mining tax whereby the group recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

        A valuation allowance is raised against deferred tax assets which are not considered to be realizable.

  2.17 Dividends paid

        Dividends paid are recognized when declared by the board of directors. Dividends are payable in South African Rands. Dividends declared to foreign stockholders are subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. In practice, dividends are freely transferable to foreign stockholders.

  2.18 Earnings/(loss) per share

        Earnings/(loss) per share is calculated based on the net result divided by the weighted average number of shares in issue during the year. Fully diluted earnings/(loss) per share is based upon the inclusion of potential common shares with a dilutive effect on earnings/(loss) per share.

  2.19 Foreign currency

        The functional currency is the South African Rand. The translation differences arising as a result of converting to US dollars using the current exchange rate method, are included as a separate component of stockholders' equity.

        Transactions denominated in currencies other than South African Rand or Australian dollar are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling at the balance sheet date and profits and losses arising are recorded in the statements of operations.

  2.20 Stock-based compensation plans

        The Company has adopted the disclosure only provisions of SFAS 123 and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations accounting for its employee based compensation plan.

        The difference between the option strike price and the prevailing market value of the share is recorded as an expense.

  2.21 Comparatives

        Comparatives have been reclassified, where necessary to comply with the current year's disclosure.

  2.22 Recent pronouncements

        In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 Business Combinations and Statement of Financial Accounting Standards No. 142 Goodwill and Intangible Assets. SFAS 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment and that intangible assets other than goodwill should be amortized over their useful lives. Implementation of SFAS 141 and SFAS 142 is required for fiscal years commencing on or after July 1, 2001 and December 15, 2001 respectively. Management does not believe that these standards will have a significant impact on the Company's financial results as there is no goodwill on the balance sheet.

        In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligation ("SFAS 143"), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. The pronouncement addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. Management does not believe that the standard will have a significant impact on the Company's financial results.

        In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets (including discontinued operations) and it develops an accounting model for long-lived assets that are to be disposed of by sale. Management does not believe that the standard will have a significant impact on the Company's financial results.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances, they may change accounting effective for transactions occurring after May 15, 2002. All other provisions of this standard must be applied for financial statements issued on or after May 15, 2002, with early application encouraged. The Company does not believe the adoption of SFAS 145 will have a material impact on its financial position, results of operations or cash flows.

  2.22 Recent pronouncements

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the objective for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under SFAS 144. The adoption of SFAS 146 will not have an impact on previous results reported.

3. ACQUISITION AND DISPOSAL OF BUSINESSES

  (i) Hartebeestfontein Mine ("Harties")

        The Company acquired on August 16, 1999, the assets and liabilities of Harties which comprise of underground mine and surface dump operations. The mine is in close proximity to the Company's Buffelsfontein Mine. The Company acquired the Harties mine's assets and liabilities for $7.4 million. The excess of the purchase consideration over the fair value of the Harties net assets acquired ($22 million) has been attributed to mineral property interests (mining assets) and will be amortized in terms of the Group's accounting policies.

        As part of the acquisition, the company set up a restructuring provision of $7 million in order to implement the company's labor force restructuring initiatives. The provision was fully utilized subsequent to the acquisition date and the services of approximately 3,000 employees were terminated.

  (ii) Hargraves Resources NL ("Hargraves")

        During December 1999, the Company completed its acquisition of Hargraves. Hargraves is a gold mining company which operates the Browns Creek Mine in the New South Wales territory of Australia. In addition it owns certain exploration tenements surrounding the mine. The acquisition which has been accounted for as a purchase was settled through the issue of 12,702,835 no par value shares, valued at $19.0 million, and cash of $11.2 million, in exchange for a 100% investment in Hargraves. The excess of the purchase price over the fair value of the tangible assets acquired ($15 million) was attributed to mineral property interests (mining assets) and is amortized in terms of the Group's accounting policies. In January 2000, the Browns Creek Mine was flooded after a scheduled blast and, after evaluating the damage to the mine, a decision was taken not to attempt to salvage the operations. On September 23, 2000, the Directors resolved to place Hargraves into voluntary administration (bankruptcy). The investment in Hargraves was written off in full in the 2000 fiscal year.

  (iii) Dome Resources NL ("Dome")

        During the third quarter of the fiscal year ended 2000, the Company completed its acquisition of Dome. Dome is an Australian gold mining company which operates the Tolukuma Gold Mine ("Tolukuma") in Papua New Guinea and has various exploration licenses around Tolukuma. 12,389,019 no par value shares, valued at $20.1 million were issued by the Company, and a cash of $13.9 million was paid in settlement of the purchase consideration. This acquisition has been accounted for as a purchase, with the excess of the purchase consideration over the fair value of the tangible assets acquired ($20 million) being attributed to mineral property interests (mining assets), which will be amortized in terms of the Group's accounting policies.

  (iv) Rawas Limited ("Rawas")

        During the fiscal year ended 2000, the Company announced its intention to acquire all the assets and liabilities of the Rawas Group. The $12.4 million purchase consideration for these assets and liabilities was settled through an issue of 8,282,056 shares in August, 1999 to Laverton Gold NL (a related party) and various Rawas Group creditors, certain of which were related parties, in partial or full settlement of the liabilities owing to those creditors. The proposed transaction was never completed and the Company has not received the shares in the Rawas Group. In light of DRD's decision to abort its acquisition of the Rawas Group, the costs and shares issued have been treated as aborted acquisition costs and expensed.

  (v) Pro-forma effects of fiscal 2000 acquisitions

Pro-forma 2000 $'000
Revenue	382,410
Net loss attributable to common stockholders	(180,808)
Basic and diluted loss per share	$(1.52)

        The pro-forma amounts are based on certain assumptions and estimates and have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had the combinations been in effect on July 1, 1999 or of future results of operations of the consolidated entities.

4.    RELATED PARTY TRANSACTIONS

        Randgold and Exploration Company Limited, Consolidated African Mines Limited, JCI Gold Limited and Western Areas Limited are all related parties by reason of having common directorships, either through an individual or through a family relationship.

  Randgold and Exploration Company Limited ("Randgold")

        During the year ended June 30, 2000 the Company advanced a loan of $1.2 million to Randgold on market related terms. This loan was repaid in full before the end of the year.

        There are currently no formal agreements between the Company and Randgold and all transactions are undertaken on an arms length basis.

  Consolidated African Mines (Jersey) Limited ("CAMJ")

        During the year ended June 30, 2000, the Company issued 3,020,077 shares to CAMJ valued at $7 million to acquire their investment of 13,075,251 shares in Emperor Mines. The Emperor shares acquired from CAMJ together with 2,100,000 shares already held by the Company were then sold at a loss of $2.4 million. This loss has been included in the consolidated statement of operations for the year ended June 30, 2000 under profit on sale of other assets and listed investments.

        During the year ended June 30, 2000 an amount of $3.6 million was advanced to CAMJ and a loan of $2.2 million was received from CAMJ on market related terms. These loans have been repaid in the year ended June 30, 2001.

        During the year ended June 30, 2000 an amount of $0.7 million was paid to CAMJ for corporate services rendered.

        There are currently no formal agreements between the Company and CAMJ and all transactions are done on an arms length basis.

4.    RELATED PARTY TRANSACTIONS (Continued)

  Consolidated African Mines Limited ("CAM") and JCI Gold Limited ("JCI")

        During the year ended June 30, 2000 the Company issued 1,000,000 shares with a value of $2.1 million, to CAM for its and JCI Gold's assistance in acquiring the Hartebeestfontein Mine.

        During the year ended June 30, 2001, the Company arranged with JCI Gold Limited for that company to place 8,000,000 ordinary DRD shares into the market. In return, JCI Gold Limited received an arranging fee of $300,000.

        During the year ended June 30, 2001, the Company issued 800,000 ordinary shares to CAM for a consideration of R7.80 per share under the general authority for issue of shares.

        There are currently no formal agreements between the Company and CAM and all transactions are done on an arms length basis.

  Western Areas Limited

        An amount was owing to Western Areas Limited in respect of advances made between December 1999 and January 2000. (Refer to note 12(a)). The proceeds of the loan were used to purchase listed shares in related party companies (CAM, Randgold and JCI Gold). The company has entered into an agreement with JCI Gold Limited and Consolidated African Mines Limited whereby these entities have the option to purchase the remaining listed shares. The option fee earned during 2002 was $0.87million (2001: $1.9 million) and is included in the amount of $3.04 million (2001: $2.6 million) owing by Consolidated African Mines Limited to the Company. The Company has instituted legal proceedings against JCI Gold Limited and CAM for the recovery of these amounts. The Company has provided in full for the balance outstanding by CAM against the potential bad debt (refer note 7)

        The amount owed to Western Areas Limited of R 149.4 million ($14.4 million) including the interest thereon was repaid during 2002. JCI Gold Limited and Consolidated African Mines Limited failed to exercise their option to purchase the shares and consequently the shares were sold to Western Areas Limited during the year, realizing a loss of $0.9 million for the Company.

  Laverton Gold NL

        Laverton Gold NL is a related party because Mr J Stratton, a director of CAM and CAMJ, was a corporate advisor to the Company.

        During the year ended June 30, 2000, the Company announced its intention to acquire all the assets and liabilities of the Rawas Group. The $12.4 million purchase consideration for these assets and liabilities was settled through an issue of. 8,282,056 shares in August, 1999 to Laverton Gold NL, a related party and various Rawas Group creditors, certain of which were related parties (CAM group and CAM related companies), in partial or full settlement of the liabilities owing to those creditors. The proposed transaction was never completed and the Company has never received the shares in the Rawas Group.

  RAR Kebble

        During the year ended June 30, 2001, Mr R Kebble made a loan to the company of $0.7 million (Refer to note 12(b)). He also purchased the Company's investment in Rand Leases Properties Limited for $0.3 million and settled an amount of $0.8 million due by CAM to DRD. The sale of the investment was at market related prices. An amount of R 0.3 million ($ 67 180) has been paid by the Company as interest on the loan during 2001.

        The loan received from RAR Kebble, amounting to R5.3 million ($0.51 million) was repaid during the year ended June 30, 2002. Interest on this amount during the year amounted to R0.4 million ($38,573)

  Executive directors

        During the year ended June 30, 2001 the executive directors made advances to the Company which bear interest at market related rates. (Refer note 12 (c)) The loan was repaid on December 31, 2001.

  FW Services CC

        During the year the company made use of FW Services CC, a company that performs mining related services, and Neil Pretorius, a legal advisor, both of which are related parties to Mr Francios Weideman, a previous executive director of the Company who resigned as a director on 1 March 2002. The arrangements with these parties are at an arms length basis. During the year we paid $0.7 million to FW Services CC and $0.03 million to Neil Pretorius for services rendered.

  Libra Accounting CC

        The Company makes use of Libra Accounting CC, a related party to Mr W Beer, the Chief Administrative Officer of the Company. The services provided by this party are on an arm's length basis. During the year we paid $0.1 million to Libra Accounting CC for services rendered.

  Restraint of trade agreements (refer note 10)

        In November 1998, certain of the Company directors and officers entered into restraint of trade agreements whereby they agreed, for a period of 24 months after the termination of their employment with the Company, not to compete against the Company or solicit the Company's employees. As consideration for entering into these agreements these directors and officers (as a group) received R8.4 million (approximately $1.3 million). The amounts paid to the directors and officers are being amortized over 4 years.

5.    IMPAIRMENT OF ASSETS

	Year ended June 30, 2002 $'000	Year ended June 30, 2001 $'000	Year ended June 30, 2000 $'000
Mining Assets
-DRD Mine(a)	2,167	2,752	16,691
-West Wits(b)	—	—	20,898
-Hargraves(c)	—	—	30,944

	2,167	2,752	68,533

(a)
In view of continued low gold prices and high cost of production, and cessation of synergies between Durban Roodepoort Deep Mine and Randfontein Estates, underground mining operations ceased permanently at Shaft Numbers 6, 7 and 9 and the Circular Shaft. This closure of operations has resulted in write downs which represent the excess carrying values of the mining assets over their fair values.

(b)
As a result of continued operational difficulties and continued low gold prices and high cost of production, the West Wits mine was permanently closed during the first quarter of 2001. This closure of operations has resulted in write downs which represent the excess carrying values of the mining assets over their fair values.

(c)
Early in January, 2000, the Browns Creek Mine, which was acquired as part of the Hargraves acquisition, was closed due to extensive flooding of the mine. (Refer to note 3 (ii)) This closure of operations has resulted in write downs which represent the excess carrying values of the mining assets over their fair values.

6.    DEFERRED INCOME AND MINING TAX

	Year ended June 30, 2002 $'000	Year ended June 30, 2001 $'000	Year ended June 30, 2000 $'000
(a) Income and mining tax and expenses
Income and mining tax
Foreign	—	535	951
Non-mining income tax
Current	(36)	(105)	(59)
Deferred income and mining tax
Local	42,855	5,937	(989)
Foreign	45	638	1,821
Secondary tax on companies	—	—	—

Total income and mining tax benefit	42,864	7,005	1,724

        Mining tax on mining income is determined based on a formula which takes into account the profit and revenue from mining operations during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate. The tax rates applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared, which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In 2002, 2001 and 2000, the tax rates for taxable mining and non-mining for companies that elected the STC exemption were 46% and 38%, respectively. During those same years the tax rates for companies that did not elect the STC exemption were 37% and 30%, respectively. In 1993, we elected not to be exempt from the STC tax. However, with the exception of Blyvoor, all of our subsidiaries elected the STC exemption. Any dividends paid by Blyvoor, being a wholly-owned subsidiary of ours, would be exempt from STC.

        Deferred taxation has been calculated at the non-mining tax rate of 30% for all of our subsidiaries as a result of the undertainty created by fluctuations in the mining tax rate as determined by the mining tax formula. In the case of Durban Roodepoort Deep, Limited (the "Company"), a non-mining tax rate of 42.5% (including STC of 12.5%) has been applied. Material items causing the Group's income tax provision to differ from the estimated effective mining tax rates were as follows:

	Year ended June 30, 2002 $'000	Year ended June 30, 2001 $'000	Year ended June 30, 2000 $'000
Mining tax at estimated effective rate	26,540	11,901	21,974
Non-mining tax at statutory rate	(1,264)	(929)	265
Foreign tax	2,099	4,116	13,222
Disallowable expenditure	(9,478)	(374)	(15,454)
Non-taxable income	1,114	140	2,685
Valuation allowances	23,853	(7,849)	(20,968)

	42,864	7,005	1,724

	June 30, 2002 $'000	June 30, 2001 $'000
(b) Deferred income and mining tax liabilities and assets:
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2002 and 2001, relate to the following:
Gross Deferred income and mining tax liabilities:	(26,931)	(30,038)
Depreciation and amortization	(26,668)	(29,100)
Inventory	(263)	(425)
Other	—	(513)
Gross Deferred income and mining tax assets:	74,067	90,854
Assessable tax loss carried forward	22,077	34,378
Unredeemed capital expenditure	15,396	25,149
Rehabilitation provisions	5,594	3,015
Financial instrument liability	24,052	26,167
Other provisions	6,948	2,145
Deferred income and mining tax valuation allowances	(6,941)	(63,253)

Deferred income and mining tax assets/(liabilities)	40,195	(2,437)

Net deferred income and mining tax liability — long term	(26,542)	(21,030)
Net deferred income and mining tax liability — current	—	(396)
Net deferred income and mining tax asset — long term	58,056	14,281
Net deferred income and mining tax asset — current	8,681	4,708

        The classification of deferred income and mining tax assets and liabilities is based on the related asset or liability creating the deferred tax. Valuation allowances have been provided on deferred tax assets arising out of assessed losses and unredeemed capital expenditure because it is more likely than not that these losses will not be utilized in the foreseeable future.

        As at June 30, 2002 the Group had estimated tax losses carried forward consisting of:

	Tax losses		Unredeemed capital expenditure
	2002 $'m	2001 $'m	2002 $'m	2001 $'m
The Company	20.0	26.9	13.8	19.1

South African subsidiaries	2.8	15.1	37.5	64.7

Australasian subsidiaries	—	72.6	—	—

        The estimated tax losses of the Australasian subsidiaries have been disallowed for tax purposes. They were previously treated as more likely than not to be unrealizable. The estimated tax losses of the Company and its subsidiaries have no expiry date. Should a subsidiary cease to trade, the estimated tax losses would be forfeited.

7.    RECEIVABLES

	June 30, 2002 $'000	June 30, 2001 $'000
Trade accounts receivable	4,517	7,678
Taxation receivable	3,335	2,862
Prepayments	4,206	209
Staff debtors	277	303
Amounts owing by related parties (a)	3,040	2,590
Amounts receivable under investigation by Special Committee (b)	—	8,465
Less: allowances for doubtful debts	(3,162)	(6,566)

	12,213	15,541

a)
Amounts owing by related parties comprises amounts due by CAM for the option over the listed shares.

b)
Amounts receivable under investigation by the Special Committee comprise various unauthorized transfers of funds purportedly for investment purposes. The amounts were fully provided and have been written off in 2002.

8.    INVENTORIES

	June 30, 2002 $'000	June 30, 2001 $'000
Gold-in-process	2,498	2,856
Supplies	5,859	6,557

	8,357	9,413

9. MINING ASSETS

	June 30, 2002 $'000	June 30, 2001 $'000
Mining properties, mine development costs and mine plant facilities and equipment
Cost	182,700	223,323
Opening cost	223,323	273,993
Additions	8,188	6,316
Disposals	(1,331)	(5,879)
Foreign exchange movement	(47,480)	(51,107)
Accumulated depreciation	(110,516)	(120,019)
Opening cost	(120,019)	(132,751)
Impairment	(2,167)	(2,752)
Depreciation	(13,933)	(15,188)
Foreign exchange movement	25,603	30,672
Net book value	72,184	103,304
Mineral rights
Cost	5,304	6,903
Opening cost	6,903	8,174
Foreign exchange movement	(1,599)	(1,271)
Accumulated amortization	(1,061)	(646)
Opening accumulated amortization	(646)	(561)
Amortization	(1,084)	(204)
Foreign exchange movement	669	119
Net book value	4,243	6,257

Net book value	76,427	109,561

        Included in Mining assets is the West Wits plant with a book value of $nil (2001:$nil) which is being held for resale under an agreement which has not yet been completed.

10. NON-CURRENT ASSETS

	June 30, 2002 $'000	June 30, 2001 $'000
Listed investments (a)	149	126
Unlisted investments (b)	1,610	2,114
Restraint of trade payments (Refer to note 4)	61	325
Amounts contributed to environmental trust funds	12,143	13,800

	13,963	16,365

(a)
Listed investments comprise an investment in Drill Search Limited, Startrack Communications Limited and Cape Tel Limited which are listed Australian companies, and various other trading investments in South African listed companies. These investments are classified as available for sale, and are accounted for at market value.

(b)
Unlisted investments comprise investments in various unlisted companies in South Africa, the fair value of which is not directly available from market quotations. The directors of the Company perform valuations of the investments on an annual basis to ensure that no decline, other than temporary, in the value of the investments has occurred.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2002 $'000	June 30, 2001 $'000
Trade accounts payable	36,250	39,048
Payroll and other compensation	7,276	11,015
Other	2,336	3,134

	45,862	53,197

12. SHORT TERM LOANS

	June 30, 2002 $'000	June 30, 2001 $'000
Short term portion of long term loans	15,965	3,450
Western Areas Limited (a)	—	17,386
RAR Kebble (b)	—	661
Loans from directors (c)	—	681
Hire purchase agreements (d)	—	6

	15,965	22,184

(a)
The repayment agreement for the capital amount of $16.4 million was entered into on February 21, 2000 with Western Areas Limited which is a related party. The repayment date was extended to December 31, 2001. Repayment was made during the year by means of cash. Interest was payable at the overdraft rate. The Company had pledged certain of its short term listed investments (in related parties) as security for the repayment of the loan.

(b)
The loan was repayable before June 2002 bearing interest at the prime overdraft rate. The shares in Stand 752 Parktown Extension (Pty) Limited had been pledged as security for the repayment of the loan. The loan was repaid during the year ended June 30, 2002.

(c)
Short term loans from directors, repaid on December 31, 2001, and bearing interest at the prime overdraft rate.

(d)
The Group entered into hire purchase agreements with financial institutions for the acquisition of various mining assets. The final repayment was made during 2002. The interest rates were market related and as per the various agreements.

13. DEFERRED FINANCIAL LIABILITY

	June 30, 2002 $'000	June 30, 2001 $'000
Mark-to-market of hedging financial instruments (a)	80,174	67,812
Mark-to-market of other hedging financial instruments (b)	—	19,413
Provision for losses on currency forward contracts	—	185

	80,174	87,410

(a)
The mark-to-market of hedging financial instruments (loss) comprises the fair value of the economic hedges entered into by the Company to ensure certainty of the gold price received. The loss has been recorded through the Statement of Operations.

(b)
The mark-to-market of other hedging financial instruments (loss) comprises the fair value of forward purchases of gold bullion ("the long-forwards'). The loss was recorded through the Statement of Operations.

14. PROVISION FOR ENVIRONMENTAL REHABILITATION

        While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the total future costs for the mines, in current monetary terms, will be $19.2 million (2001: $24.0 million). The estimates are prepared on an annual basis by the Company's Environmental Manager in terms of the rehabilitation plan. The total calculated liability, based on units of production to date, for rehabilitation at June 30 is $17.9 million (2001: $22.6 million).

        Amounts have been contributed to irrevocable trusts under the Company's control. The monies in the trust are invested primarily in interest bearing debt securities. The Company intends to finance the ultimate rehabilitation costs from the money invested with the trust funds as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up.

        In terms of the Company's accounting policy, the shortfall between the total estimate rehabilitation cost of $19.2 million and the provision of $17.9 million will be accrued over the remaining proved and probable reserves of the Company, on a units of production basis.

15. LONG-TERM LOANS

	June 30, 2002 $'000	June 30, 2001 $'000
These comprise loans from:
Secured
FBCF Equipment Finance Limited (a)	882	3,955
Newmont (Proprietary) Limited (b)	—	2,779
Industrial Development Corporation (c)	1,055	2,138
Mineral Resources Development Company (Proprietary) Limited (d)	1,420	1,393
First National Bank Limited (e)	115	229
Hire purchase creditors (f)	138	229
Bank of South Pacific Limited (g)	1,570	—
JPMorgan Chase Bank (h)	6,625	—
Unsecured		—
CAWMS Post Retirement Medical Liability (i)	1,422	—
J Aron and Company (j)	17,824	—
UBS AG (k)	10,282	—

	41,333	10,723
Less: Payable within one year shown under current liabilities	(15,965)	(3,450)

Total long term liabilities	25,368	7,273

        The terms and conditions, including interest rates, attaching to the above loans are given in the narrative below:

(a)
The capital amount of $8.1 million is repayable in semi-annual installments of $1.9 million which commenced on November 17, 1999 and terminates on November 17, 2002. The Company ceded and pledged all its shares in Buffelsfontein Gold Mines Limited and Blyvooruitzicht Gold Mining Company Limited to BoE Merchant Bank. Joint and several guarantees have been given by all the South African based companies within the Group, for the performance in full on the due date. Buffelsfontein Gold Mines Limited has provided (R60 mil) $8.8 million of the gold "lock up' (residual gold content in the mill) contained in the Hartebeestfontein gold plant, as security for the loan. A general notarial bond over all moveable assets of Buffelsfontein Gold Mines Limited to the value of $8.8 million was registered in favor of BoE Merchant Bank.

(b)
The Newmont (Proprietary) Limited loan has been repaid during the year.

(c)
The capital amount of $3.7 million is repayable in 47 equal monthly installments which commenced on May 1, 2000. Interest on the loan is 2.5% below the prime overdraft rate per annum. A commitment fee of 1% on the loan amount plus 0.5% per annum on the amount of each drawing is payable to IDC. The Company has guaranteed the loan. The loan is secured by a notorial bond over moveable assets.

(d)
On November 20, 1997 Dome Resources NL entered into a loan agreement with the Mineral Resources Development Company (Proprietary) Limited ("MRDC") by which MRDC provided a loan to Tolukuma Gold Mine ("TGM") denominated in Australian dollars. The loan is repayable in 4 equal semi-annual installments, with the first payable June 30, 2002 and the last payable December 31, 2003. Interest is payable at 9% per annum. The loan is secured by a fixed and floating charge over the assets of TGM.

(e)
The mortgage loan bears interest at 0,75% below prime lending rate offered by First National Bank Limited on overdraft. The loan is repayable over 60 months, which commenced on July 1, 1999 and is collateralized by a first covering mortgage bond over Stand 752, Parktown Extension 1 and a deed of suretyship signed by the Company.

(f)
The Group entered into hire purchase agreements with financial institutions for the acquisition of various assets. The final repayment will be made during the year ending June 30, 2004. The interest rates are market related and set out in the various agreements.

(g)
On 22 August 2001 the Company entered into an agreement with Bank of South Pacific Limited by which Bank of South Pacific Limited provided a loan to Tolukuma Gold Mines ("TGM"), denominated in Australian dollars. The loan is repayable in equal monthly payments of principal and interest over a period of three years, starting in July 2002 and ending in July 2005. Interest is payable at the Indicator Lending Rate in Papua New Guinea + 4% per annum. The loan is secured by a fixed and floating charge over the assets of TGM, Dome Resources (PNG) Ltd and Dome Resources NL, including uncalled and unpaid capital. Durban Roodepoort Deep, Limited has provided guarantee for this facility.

(h)
During the fourth quarter of 2002 the Company closed out its hedge position with JP Morgan Chase Bank recording a loss on the close out of the positions. This amount is payable over the next 24 months and secured against the gold "lock up" value in the plants at West Witwatersrand Gold Mines Limited, Blyvooruitzicht Gold Mining Company Limited and Buffelsfontein Gold Mines Limited. The loan bears no interest.

(i)
In September 2001 a subsidiary voluntarily accepted liability for certain post-retirement medical benefits of employees who were members of various medical schemes arranged by the Company. The amount of the liability is fixed and is payable over the next five years, bears no interest and is unsecured.

(j)
During the fourth quarter of 2002 the Company closed out its hedge position with J Aron & Company recording a loss on the close out of the positions. This amount is payable over the next 24 months and is unsecured and bears no interest

(k)
During the fourth quarter of 2002 the Company closed out its hedge position with UBS AG recording a loss on the close out of the positions. This amount is payable over the next 24 months and is unsecured and bears no interest.

        Long-term liability repayment schedule for capital amounts payable in the 12 months to:

	2002 $'000	2001 $'000
30 June 2002	—	3,450
30 June 2003	15,965	4,405
30 June 2004	23,895	2,868
30 June 2005	919	—
30 June 2006	289	—
30 June 2007	265	—

	41,333	10,723

16. STOCKHOLDERS' EQUITY

  June 30, 2000

        In connection with the Company's July 12, 1999 offer to acquire Hargraves, the Company issued 12,702,835 no par value shares, amounting to $19.0 million.

        During August 1999, the Company issued 1,000,000 no par value shares, worth $2.1 million to Consolidated African Mines Limited, a related party in exchange for its assistance and JCI Gold Limited's guarantee of the Company's obligations for a period of 6 months under the Harties purchase agreement.

        The Company also issued 8,282,056 no par value shares to Laverton Gold and various Rawas Group creditors in terms of the agreement to acquire, for $12.4 million, the Rawas group of companies, which announcement was made in August, 1999.

        On September 30, 1999 and on December 6, 1999, the Company issued 413,636 and 187,500 no par value shares respectively to The Corner House for services rendered which amounted to $0.9 million.

        The Company issued 3,020,077 no par value shares to CAMJ in order to acquire from that company 13,075,051 shares in Emperor Mines Limited for a consideration of $7.0 million.

        In connection with the Company's January 11, 2000 offer to acquire Dome, the Company issued 12,389,019 no par value shares amounting to $20.1 million.

        During the year ended June 30, 2000, the Company issued 21,252,761 no par value shares to certain institutional investors in exchange for gross cash proceeds of $33.8 million.

  June 30, 2001

        During the year ended June 30, 2001, the Company issued 19,320,000 no par value shares to certain institutional investors in exchange for gross cash proceeds of $14.8 million.

        During the year ended June 30, 2001, the Company issued 125,082 no par value shares in respect of a further equity stake Dome NL.

        During the year ended June 30, 2001, the Company issued 8,000,000 no par value shares for cash in order to settle its obligation to iProp Limited.

        The company issued 350,000 ordinary shares to The Corner House (Pty) Limited for services rendered which amounted to $0.3 million.

  June 30, 2002

        During the year ended June 30, 2002, the Company issued 12,000,000 no par value shares to certain institutional investors in exchange for gross cash proceeds of $43.5 million.

  Cumulative preference shares:

        The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the Argonaut mineral rights acquired from Randgold & Exploration Company Limited in September 1997.

17. LOSS PER SHARE

        Loss per share is calculated based on the loss divided by the weighted average number of shares in issue during the year. Fully diluted loss per share is based upon the inclusion of potential common shares with a dilutive effect on loss per share.

	For the year ended June 30, 2002
	Loss $'000 (Numerator)	Shares (Denominator)	Per-share amount
Basic and fully diluted loss per share
Shares outstanding July, 1, 2001		154,529,578
Weighted average number of shares issued — 2002		7,135,070

Loss available to stockholders	(52,793)	161,664,648	(0,33)

Anti-dilutive shares		6,550,156

	For the year ended June 30, 2001
Basic and fully diluted loss per share
Shares outstanding July 1, 2000		120,990,746
Weighted average number of shares issued — 2001		13,640,253

Loss available to stockholders	(87,634)	134,630,999	(0,65)

Anti-dilutive shares		22,188,337

	For the year ended June 30, 2000
Basic and fully diluted loss per share
Shares outstanding July 1, 1999		61,661,112
Weighted average number of shares issued fiscal 2000		42,514,427

Loss available to stockholders	(168,089)	104,175,539	(1,61)

Anti-dilutive shares		17,152,834

        The Company had in issue 8,937,607 Durban Deep "B" options at an exercise price per ordinary share of R60,00. The final exercise date for these options was June 30, 2002.

        The Company has authorised but not issued 10,000,000 Durban Deep "C" options at an exercise price of R15 per ordinary share which are exercisable at any time during the period from the date on which the option is issued to a date not later than five years from the date of issue.

        There is no dilution in loss per share for the fiscal years ended June 30, 2002, 2001, 2000 as the effect of dilutive securities in issue would have been anti-dilutive as the Company was in loss making position for each of the three years.

18. EMPLOYEE BENEFIT PLANS

Pension and provident funds

        The Group participates in a number of industry-based retirement plans. All plans are governed by the Pension Funds Act, 1956. All the pension funds are actuarially valued at intervals of not more than three years using the projected benefit valuation basis. All pension funds have been valued during the last three years and were certified to be in a sound financial position. The provident funds are funded on the "money accumulative basis" with the members' and Company's contributions having been fixed in the constitutions of the funds.

        The majority of the Group's employees are covered by the above-mentioned funds. Fund contributions by the Group for the year ended June 30, 2002 amounted to $4.9 million (year ended June 30, 2001: $5.7 million; year ended June 30, 2000: $8.4 million).

Post-retirement benefits other than pensions

        Previously, skilled workers (clerical workers and mine management) participated in multi-employer plans, which paid certain medical costs. Employer contributions were determined on an annual basis by the funds. Qualifying dependants received the same benefits as active employees.

        Currently, no post-retirement benefits are available to other workers.

        A subsidiary of the Company has voluntarily accepted liability for certain post-retirement medical benefits of employees who were members of various medical schemes arranged by the Company. The fixed amount, which was determined based on negotiations between the Company and the fund, is payable over the next five years, bears no interest and is unsecured. (Refer note 15(i)).

Long service awards

        The Group companies participate in the Chamber of Mines of South Africa Long Service Awards Scheme. In terms of the scheme, bonus payments are made to certain employees upon attaining a certain qualifying age and level of service. Due to the nature of the award and the uncertainty surrounding the ultimate payment of the award, no provision is made for any potential payment.

Share option plan

(a)    Details of scheme

        The Company has an Employee Share Option Scheme (hereafter referred to as ESOS) under which all employees may be granted options to purchase shares in the Company's authorized, but unissued common stock. Unissued shares that have been reserved for the ESOS may not exceed 15% of the number of issued ordinary and preferred ordinary shares.

        On October 24, 1997, the terms of the ESOS were amended. The amended terms applied to options outstanding at the date of the amendment and options to be issued thereafter. The exercise price of options is the average closing market price of an ordinary share on the Johannesburg Stock Exchange ("JSE") for any continuous period of seven trading days during the three months preceding the day on which the option is granted. (Prior to the amendment, the exercise price was the closing

JSE market price on the day preceding the grant date of the option.) The vesting period for options is determined by the directors.

        All options expire ten years after grant date.

        During fiscal 1998 the Company issued options, one quarter of which were exercisable six months after grant date, a further quarter of which are exercisable twelve months after grant date and a further quarter of which are exercisable annually thereafter. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
	Number of Shares	Average price per share SA Rand	Number of shares	Average price per share SA Rand
Balance at June 30, 1999	3,814,995	10.08	1,713,908	10.47
Granted	4,435,500	7.92
Exercised	(75,250)	8.95
Forfeited/lapsed	(295,492)	10.01
Balance at June 30, 2000	7,879,753	8.88	2,890,938	9.17
Granted	6,244,000	6.30
Exercised	(1,333,750)	7.06
Forfeited/lapsed	(977,750)	8.72
Balance at June 30, 2001	11,812,253	7.73	4,712,250	8.97
Granted	3,067,370	13.28
Exercised	(8,599,321)	7.95
Forfeited/lapsed	(679,938)	8.88
Balance at June 30, 2002	5,600,364	10.30	199,000	9.54

        For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 2002 at exercise prices which exceeded the market price of the stock on grant date was Rnil (2001: R1.90; 2000: R3.44). The weighted average grant date fair value of the above options granted in 2002 at exercise prices, which were less than the market price of the stock on grant date, was R15.43 (2001: R2.96; 2000: R5.90).

        The grant date fair value of these options was determined using a Black Scholes model, applying the following weighted average assumptions:

	2002	2001	2000
Expected life (in years)	4	4	4
Risk free interest rate	11.19%	12.59%	14.38%
Volatility	46%	70%	60%
Dividend yield	0%	0%	0%

        During fiscal 1998 the Company also issued certain options which were exercisable immediately, but which vested over a period of twelve months. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
	Number of shares	Average price per Share SA Rand	Number of shares	Average price per share SA Rand
Balance at June 30, 1999	53,250	7.00	53,250	7.00
Exercised	(6,500)	7.00
Forfeited/lapsed	(1,500)	7.00
Balance at June 30, 2000	45,250	7.00	45,250	7.00
Exercised	(10,000)	7.00
Forfeited/lapsed	(11,000)	7.00
Balance at June 30, 2001	24,250	7.00	24,250	7.00
Exercised	(20,000)	7.00
Forfeited/lapsed	(1,250)	7.00
Balance at June 30, 2002	3,000	7.00	3,000	7.00

        For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 1998 was R2.67. These options had an exercise price equal to the market price of the stock on grant date.

        The grant date fair value of these options was determined using a Black Scholes model, applying the following assumptions:

1998
Expected life (in years)	1
Risk free interest rate	15.25%
Volatility	85%
Dividend yield	0%

        During 1998 the Company also issued certain options which vested and were exercisable six months after grant date. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
	Number of Shares	Average price per share SA Rand	Number of shares	Average Price per share SA Rand
Balance at June 30, 1999	293,000	10.69	293,000	10.69
Balance at June 30, 2000	293,000	10.69	293,000	10.69
Forfeited/lapsed	(21,000)	11.10
Balance at June 30, 2001	272,000	10.66	272,000	10.66
Exercised	(248,500)	10.61
Forfeited/lapsed	(23,500)	11.10
Balance at June 30, 2002	—	—	—	—

        For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 1998 at exercise prices which exceeded the market price of the stock on grant date was R2.54. The weighted average grant date fair value of the above options granted in 1998 at exercise prices, which were less than the market price of the stock on grant date, was R8.90.

        The grant date fair value of these options was determined using a Black Scholes model, applying the following assumptions:

1998
Expected life (in years)	1
Risk free interest rate	14.22%
Volatility	85%
Dividend yield	0%

        During 2001 the Company also issued certain options which vested immediately. Share option activity in respect of these options was as follows:

	Outstanding		Exercisable
	Number of Shares	Average price per share SA Rand	Number of shares	Average Price per share SA Rand
Balance at June 30, 2000	—	—	—	—
Granted	3,200,000	6.18
Exercised	(3,200,000)	6.18
Balance at June 30, 2001	—	—	—	—

18. EMPLOYEE BENEFIT PLANS (Continued)

        For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 2001 at exercise prices, which were less than the market price of the stock on grant date, was R3.02.

        The grant date fair value of these options was determined using a Black Scholes model, applying the following assumptions:

2001
Expected life (in years)	0.1
Risk free interest rate	11.08%
Volatility	72%
Dividend yield	0%

        During 2001 the Company also issued certain options, 51% which were exercisable immediately and the remainder after 6 months. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
	Number of shares	Average Price per Share SA Rand	Number of shares	Average Price per share SA Rand
Balance at June 30, 2000	—	—	—	—
Granted	2,345,000	4.52
Exercised	(1,200,000)	4.52
Balance at June 30, 2001	1,145,000	4.52	—	—
Exercised	(1,145,000)	4.52
Balance at June 30, 2002	—	—	—	—

        For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 2001 at exercise prices, which were less than the market price of the stock on grant date, was R2.98.

        The grant date fair value of these options was determined using a Black Scholes model, applying the following weighted average assumptions:

2001
Expected life (in years)	0.5
Risk free interest rate	11.23%
Volatility	72%
Dividend yield	0%

        During 2002 the Company issued certain options, 25% which were exercisable immediately and the remainder after 6, 12, 24 and 36 months. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
	Number of shares	Average Price per Share SA Rand	Number of shares	Average Price per share SA Rand
Balance at June 30, 2001	—	—	—	—
Granted	1,000,000	15.81
Exercised	(62,500)	15.81
Balance at June 30, 2002	937,500	15.81	187,500	15.81

        For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 2002 at exercise prices, which were less than the market price of the stock on grant date, was R19.08.

        The grant date fair value of these options was determined using a Black Scholes model, applying the following weighted average assumptions:

2002
Expected life (in years)	3
Risk free interest rate	12.58%
Volatility	49.7%
Dividend yield	0%

        During 2002 the Company issued certain options, which were exercisable immediately. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
	Number of shares	Average Price per Share SA Rand	Number of shares	Average Price per share SA Rand
Balance at June 30, 2001	—	—	—	—
Granted	611,000	8.37
Exercised	(591,708)	8.37
Forfeited/lapsed	(10,000)	8.37
Balance at June 30, 2002	9,292	8.37	9,292	8.37

        For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 2002 at exercise prices, which were less than the market price of the stock on grant date, was R6.20.

        The grant date fair value of these options was determined using a Black Scholes model, applying the following weighted average assumptions:

2002
Expected life (in years)	0
Risk free interest rate	12.79%
Volatility	23.42%
Dividend yield	0%

        The following tables summarize information relating to all employee stock options outstanding at June 30, 2002:

        Tables are denominated in South African Rands ("R"), where applicable:

	Outstanding		Exercisable
	Number of shares	Weighted average contractual life (in years)	Weighted average exercise price	Number of shares	Weighted average exercise price
		R	R		R
Range of exercise price (R)
R3.11 to R4.68	316,000	8.65	4.52	—	—
R4.69 to R6.99	2,144,991	8.23	6.24	—	—
R7.00 to R10.50	1,418,730	8.21	7.74	156,542	9.00
R10.51 to R14.35	85,000	7.27	11.03	54,750	10.97
R14.36-R27.55	2,585,435	9.79	17.56	187,500	15.81
(b)
Pro-forma information

        The Company has elected to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees". $2,503,571 of stock-based compensation cost was recognized as an expense in the year ended June 30, 2002 (June 30, 2001: $2,933,625; June 30, 2000: $635,000).

        Pro-forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options, granted subsequent to December 31, 1995, under the fair value method of that statement. The fair value of options granted in 2002, 2001 and 2000 reported below has been estimated at the date of grant using a Black Scholes option pricing model with the weighted average assumptions referred to in the previous section of this note.

        The Black Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models required the input of highly subjective assumptions including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

        For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information follows (thousands except for earnings per share information):

	Year ended June 30, 2002	Year ended June 30, 2001	Year ended June 30, 2000
Net loss attributable to common stockholders ($'000)
— as stated ($)	(52,793)	(87,634)	(168,089)
— pro-forma ($)	(53,065)	(89,337)	(170,182)
Basic and diluted loss per share
— as stated ($)	(0.33)	(0.65)	(1.61)
— pro-forma ($)	(0.33)	(0.66)	(1.63)

        The impact on pro-forma net income and earnings per share in the table above may not be indicative of the effect in future years. The Group continues to grant stock options to new employees. This policy may or may not continue.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Cash and cash equivalents

        The carrying value of cash and cash equivalents approximates their fair value due to the short term maturity of these deposits. In addition, the Group minimizes its credit risk by placing cash and cash equivalents with major banks and financial institutions located in South Africa, after evaluating the credit ratings of the respective financial institutions. The Group believes that no concentration of credit risk exists in respect of cash and cash equivalents.

  Derivative financial instruments

        In the normal course of its operations, the Group is exposed to commodity price, currency, interest, liquidity and credit risks.

  Commodity price risk

        In order to manage these risks, the Group may enter into transactions which make use of financial instruments. These financial instruments include gold forwards and gold option contracts. Although these instruments are used as economic hedges, they do not qualify for hedge accounting, and consequently have been marked-to-market (accounted for at fair value) in accordance with the Group's accounting policy. (Refer to note 13). The Company also had other derivative instruments (which are not used as hedges) such as gold forward purchases which were marked-to-market. It is no longer the policy of the Company to hedge its exposure to commodity price risk however, the Company will enter into options to sell gold at certain prices in order to mitigate its risk. This is reviewed on a regular basis.

  Concentration of credit risk

        The Group's financial instruments do not represent a concentration of credit risk, because the Group deals with a variety of major banks and financial institutions located in South Africa and Australia, after evaluating the credit ratings of the representative financial institutions. Furthermore, its debtors and loans are regularly monitored and assessed for recoverability. Where it is appropriate to raise a provision, an adequate level of provision is maintained.

        In addition, the Group's South African operations all deliver their gold to Rand Refinery Limited which refines the gold to saleable purity levels and then sells the gold, on behalf of the Group, on the bullion market. The gold is sold by Rand Refinery on the same day as it is delivered and settlement is made within two days. Once the gold has been assayed by Rand Refinery, the risks and rewards of ownership have passed.

        The Australasian operations deliver their gold to one customer, N M Rothschild and receive proceeds within two days. The concentration of credit risk in Australia is mitigated by the reputable nature of the customer and the settlement of the proceeds within a week.

  Foreign currency risk

        The Group's functional currency is the South African Rand ("ZAR"). In the normal course of business, the Group enters into transactions denominated in foreign currencies (principally sales of gold bullion), primarily United States Dollars ("US$") and Australian Dollars ("A$"). In addition, the Group has investments and liabilities in a number of different currencies (primarily US$ and A$).

        As a result, the Group is subject to foreign currency exposure from fluctuations in foreign currency exchange rates. The Group has not hedged its exposure to Rand based foreign currency rate fluctuations and the risk to the Group is reviewed on a regular basis.

  Interest rates and liquidity risk

        Fluctuations in interest rates impact on the value of short term cash investments and financing activities, giving rise to interest rate risks.

        In the ordinary course of business, the Group receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. Funding deficits for the Group's mining operations have been financed through the issue of additional shares and external borrowings.

  Hedging Instruments

        The Company has entered into the following hedging transactions. These instruments do not qualify for hedge accounting under SFAS 133 Accounting for Derivative Instruments and Hedging Activities and have consequently been marked-to-market in the income statement.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2003	2004	2005	2006
South African operations
Forward sale
Ounces	180,000	180,000	180,000	45,000
Average price (R/ounce)	2,112.00	2,176.00	2,240.00	2,256.00
Puts bought
Ounces	84,000	14,000
Average price (R/ounce)	1,967.50	1,990.00

        The fair value of these financial instruments at the latest practicable date (November 30, 2002) was negative $58.1 million.

        In the 2000 financial year Durban Roodepoort Deep, Limited entered into a "gold for electricity" contract with Eskom, South Africa's electricity supplier. In terms of this unmargined contract the Company pays Eskom 15,000 ounces of gold per month and receives 75 Gwh of electricity in return. The contract expires in September 2005.

        The Company has entered into the following transactions which have been accounted for in the financial statements on a mark-to-market basis and which mature in the years ended June 30, 2004.

2004
South African operations
Gold lease rate swaps
Volume (ounces)	300,000
Rate	0.20%

        The fair value of the gold lease rate swaps at the latest practicable date (November 30, 2002) was a negative $0.37 million.

  Fair value of financial instruments

        The following table represents the carrying amounts and fair values of the Group's financial instruments outstanding at June 30, 2002.

        The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	June 30, 2002 $'000 Carrying amount	June 30, 2002 $'000 Fair value	June 30, 2001 $'000 Carrying amount	June 30, 2001 $'000 Fair value
Financial assets
Cash and cash equivalents	23,852	23,852	13,889	13,889
Restricted cash	—	—	271	271
Accounts receivable	12,213	12,213	15,541	15,541
Listed investments	149	149	15,975	15,975
Investment in environmental trusts	12,143	12,143	13,800	13,800
Financial liabilities
Accounts payable and other liabilities	45,862	45,862	53,197	53,197
Bank overdrafts	532	532	45	45
Deferred financial liability	80,173	80,173	87,410	87,410
Long term debt
- long term portion	25,368	25,368	7,273	7,273
- short term portion	15,965	15,965	22,184	22,184

        The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and short term borrowings approximates their fair values due to the short term maturities of these assets and liabilities.

        The fair value of listed investments has been determined by reference to the market value of the underlying investments. The investment in the environmental trusts is invested primarily in interest bearing securities, which approximate their fair value.

        Restricted cash consists of amounts held by certain of the Company's bankers which are not available for use by the Company as they are held in order to meet the Company's obligations under agreements between the bankers and the Company.

20. ADDITIONAL CASH FLOW INFORMATION

  Year ended June 30, 2000

        During the period, DRD acquired a 13,075,051 shares in Emperor Mines Limited for a consideration of $7 million settled through the issue of 3 million DRD ordinary shares which has been excluded from the cash flow as a non-cash transaction.

        During the year Corner House (Pty) Limited, Consolidated African Mines Limited and BoE Bank performed corporate services in respect of acquisition of Hargraves Resources NL, Dome Resources NL, and Hartebeestfontein Gold Mine Limited respectively for a consideration of $3.4 million (R21 million). This transaction was settled through the issue of 1.9 million DRD ordinary shares.

        As part of the Rawas acquisition, DRD issued 8.3 million ordinary shares, worth $12,4 million to Laverton Gold NL ("Laverton"), a related party and to various Laverton creditors in part or full settlement of Laverton debts in exchange for shares in the various Rawas Group companies.

        The acquisition of all the shares of Hargraves through the issue of 12,702,835 shares valued at $19 million.

        The purchase of Dome Resources through the issue of 12,389,901 no par value shares, valued at $20 million.

  Year ended June 30, 2001

        The issue of 350,000 shares to Corner House for services rendered amounting to $0.3 million.

21. COMMITMENTS AND CONTINGENT LIABILITIES

	June 30, 2002 $'000	June 30, 2001 $'000
Capital expenditure commitments:
Contracted but not provided for in the financial statements	550	75
Authorized by the directors but not contracted for	2,130	3,475

	2,680	3,550

22. GEOGRAPHIC AND SEGMENT INFORMATION

        Based on risks and returns the Directors consider that the primary reporting format is by business segment. The Group operates in one industry segment, being the extraction and production of gold and related by products. Therefore the disclosures for the primary segment have already been given in these financial statements.

        The Chief Operating Decision-maker is the Board of Directors, who evaluate the business based on the following geographical operational segments:

	$'000 Crown	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	2002 $'000 South African operations	2002 $'000 Australasian operations	2002 $'000 Total
Revenue	40,606	73,705	160,596	6,897	4	281,808	22,050	303,858

Result
Profit (loss) from operations	2,837	(9,169)	(70,055)	(1,387)	(13,416)	(91,190)	(4,868)	(96,058)
Other operating income	117	209	1,121	41	710	2,198	588	2,786
Interest paid	(837)	(8)	(800)	(3)	(421)	(2,069)	(316)	(2,385)
Taxation (charge) benefit	(15)	20,666	21,772	—	397	42,820	44	42,864

Profit (loss) after tax	2,102	11,698	(47,962)	(1,349)	(12,730)	(48,241)	(4,552)	(52,793)

Balance sheet
Mining assets	12,535	22,835	18,472	—	8,679	62,521	13,906	76,427

Net current assets/(liabilities)	9,520	6,637	(74,944)	(12,281)	55,462	(15,606)	5,964	(9,642)

Other information
Capital expenditure	1,064	1,793	3,305	43	163	6,368	1,820	8,188

Impairment of assets	—	—	—	—	(2,167)	(2,167)	—	(2,167)

Total number of employees						20,405	529	20,934

        The South African operations deliver their gold to The Rand Refinery Limited, which acts as their agent in the sale of gold bullion. The Australasian operations also have one customer for their gold bullion, namely N M Rothschild.

        The Australasian operations comprise Tolukuma gold mine and its related corporate structures.

22. GEOGRAPHIC AND SEGMENT INFORMATION (Continued)

	$'000 Crown	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	2001 $'000 South African operations	2001 $'000 Australasian operations	2001 $'000 Total
Revenue	39,216	59,548	168,111	6,973	183	274,030	17,295	291,325

Result
Profit (loss) from operations	5,080	6,273	(13,882)	756	(9,457)	(11,230)	(4,843)	(16,073)
Other operating income	161	239	824	11	3,193	4,428	271	4,699
Interest paid	(584)	(104)	(1,555)	(16)	(2,828)	(5,087)	(486)	(5,573)
Taxation (charge) benefit	(28)	(488)	6,877	—	(454)	5,907	1,098	7,005

Profit (loss) after tax	4,629	5,920	(7,736)	751	(9,546)	(5,982)	(3,960)	(9,942)

Balance sheet
Mining assets	17,527	28,429	22,465	—	17,841	86,262	23,299	109,561

Net current assets/(liabilities)	(22,037)	(7,178)	(16,061)	(13,672)	51,134	(7,814)	(8,686)	(16,500)

Other information
Capital expenditure	662	1,638	1,849	739	701	5,589	727	6,316

Impairment of assets	—	—	—	—	(2,752)	(2,752)	—	(2,752)

Total number of employees						18,653	463	19,116

        The South African operations deliver their gold to The Rand Refinery Limited, which acts as their agent in the sale of gold bullion. The Australasian operations also have one customer for their gold bullion, namely N M Rothschild.

        The Australasian operations comprise Tolukuma gold mine and its related corporate structures.

22. GEOGRAPHIC AND SEGMENT INFORMATION (Continued)

	$'000 Crown	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	2000 $'000 South African operations	2000 $'000 Australasian operations	2000 $'000 Total
Revenue	40,150	58,858	170,937	23,246	11,681	304,872	22,697	327,568

Result
Profit (loss) from operations	(1,326)	(3,629)	(1,905)	(25,667)	(67,186)	(99,713)	(67,026)	(166,739)
Other operating income	213	314	1,646	34	2,047	4,254	(2,751)	1,503
Interest paid	(1,134)	(132)	(2,728)	(30)	(477)	(4,501)	—	(4,501)
Taxation (charge) benefit	(59)	524	(2,469)	—	956	(1,048)	2,772	1,724

Profit (loss) after tax	(2,306)	(2,923)	(5,456)	(25,663)	(64,660)	(101,008)	(67,005)	(168,013)

Balance sheet
Mining assets	14,430	33,381	31,846	—	33,206	112,863	35,992	148,855

Net current assets/(liabilities)	(4,636)	(10,666)	6,248	(13,382)	(11,643)	(34,079)	1,969	(32,110)

Other information
Capital expenditure	6,506	5,430	2,013	2,650	975	17,574	2,080	19,654

Impairment of assets	—	—	—	(20,898)	(16,691)	(37,589)	(30,944)	(68,533)

Total number of employees						19,826	354	20,180

        The South African operations deliver their gold to The Rand Refinery Limited, which acts as their agent in the sale of gold bullion. The Australasian operations also have one customer for their gold bullion, namely N M Rothschild.

        The Australasian operations comprise Browns Creek gold mine and Tolukuma gold mine and their related corporate structures. Browns Creek ceased operations as a result of flooding during 2000.

23.    SUBSEQUENT EVENTS

        On July 1, 2002, we engaged in a transaction consistent with our black empowerment strategy by entering into a share purchase agreement with Crown Consolidated Gold Recoveries Ltd, or Crown, Industrial Development Corporation, or IDC, and Khumo Bathong Holdings (Pty) Limited or KBH. Under this share purchase agreement, we sold 57% of our interest in CGR to IDC and 3% of our interest in CGR to KBH.

        On July 1, 2002, KBH subscribed for 4,794,889 ordinary shares of ours for a subscription price of R68 million ($6.4 million). This represents 2.6% of the total number of our ordinary shares outstanding as of September 30, 2002. The subscription agreement entered into by us and KBH places restrictions on KBH's ability to sell or otherwise dispose of these shares.

        In October 2002, CGR entered into an agreement to acquire 100% of the outstanding share capital of and loan accounts in ERPM for R100 million ($9.5 million). This transaction was approved by the South African competition authorities in November 2002. In connection with this transaction, we have provided ERPM with a loan of R10 million ($1 million). In addition, an amount of R60 million ($5.7 million) was lent by us to CGR.

        On November 12, 2002 we issued $66,000,000 6% Senior Convertible Notes due 2006, in a private placement. We issued the notes at a purchase price of 100% of the principal amount thereof. If not converted or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006. The notes are convertible into our ordinary shares, or, under certain conditions, ADRs, at a conversion price of $3.75 per share or ADR, subject to adjustment in certain events.

        On December 16, 2002, the Company announced the acquisition of 14% of Emperor Mines NL, an Australian listed company, for A$11,4m ($7.8m).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

DURBAN ROODEPOORT DEEP, LIMITED
	By:	/s/ M. M. WELLESLEY-WOOD Name: M. M. Wellesley-Wood Title: Chairman & Chief Executive Officer
Date: December 31, 2002

CERTIFICATIONS

I, Mark M. Wellesley-Wood, certify that:

1.
I have reviewed this annual report on Form 20-F of Durban Roodepoort Deep, Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 31, 2002

/s/ M. M. WELLESLEY-WOOD M. M. Wellesley-Wood Chairman and Chief Executive Officer

CERTIFICATIONS

        I, Ian Louis Murray, certify that:

1.
I have reviewed this annual report on Form 20-F of Durban Roodepoort Deep, Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 31, 2002

/s/ IAN LOUIS MURRAY Ian Louis Murray Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit
1.2	Articles of Association of Durban Roodepoort Deep, Limited, as amended on November 8, 2002.
2.2	Indenture between Durban Roodepoort Deep, Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
2.3	Purchase Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.
2.4	Registration Rights Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.
2.5	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.
2.6	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.
4.35	Master Finance Lease between Volvo Truck Finance Australia (Pty) Ltd and Dome Resources N.L., dated November 1, 2000.
4.36	Agreement between Durban Roodepoort Deep, Limited and Rand Refinery Ltd, dated October 12, 2001.
4.37
Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and Durban Roodepoort Deep, Limited, dated June 12, 2002.
4.38
Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 12, 2002.
4.39
Addendum to Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 14, 2002.
4.40	Subscription Agreement between Khumo Bathong Holdings (Pty) Limited and Durban Roodepoort Deep, Limited, dated June 12, 2002.
4.41	Loan Agreement between Durban Roodepoort Deep, Limited and Khumo Bathong Holdings (Pty) Ltd, dated June 12, 2002.
4.42	Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.43	Memorandum of Loan Agreement No. 2 between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.44	Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.45	Loan Agreement between Industrial Development Corporation of South Africa Ltd. and Blyvooruitzicht Gold Mining Company Ltd, dated July 18, 2002.
4.46	Agreement of Loan and Pledge between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated September 18, 2002.

4.47	Management Services Agreement between Durban Roodepoort Deep, Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty)Ltd, dated October 1, 2002.
4.48	Agreement amongst Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated October 1, 2002.
4.49	Letter Agreement between Durban Roodepoort Deep, Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.
4.50
Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.
4.51	Memorandum of Loan Agreement between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.
4.52	Letter Agreement Relating to Consultancy Arrangement between Durban Roodepoort Deep, Limited and Nicolas Goodwin.
4.53	Management Services Agreement between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.
4.54	Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.
8.1	List of Subsidiaries.
10.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

QuickLinks

DURBAN ROODEPOORT DEEP, LIMITED ANNUAL REPORT ON FORM 20-F TABLE OF CONTENTS
PART I
Selected Consolidated Financial Data (in thousands, except share and ounce data)
GROUP STRUCTURE
PART II
PART III
DURBAN ROODEPOORT DEEP, LIMITED Report of the Independent Auditors to the Board of Directors and Stockholders of Durban Roodepoort Deep, Limited
Durban Roodepoort Deep, Limited Consolidated Statements of Operation for the years ended June 30
Durban Roodepoort Deep, Limited Consolidated Balance Sheets at June 30
Durban Roodepoort Deep, Limited Consolidated Statements of Cash Flows For the years ended June 30
Durban Roodepoort Deep, Limited Notes to the Consolidated Financial Statements At June 30
SIGNATURES
CERTIFICATIONS
CERTIFICATIONS
EXHIBIT INDEX