Form 20-F/A
period 2002-06-30
DURBAN ROODEPOORT DEEP LTD
filed 2003-05-02
CIK 1023512

QuickLinks -- Click here to rapidly navigate through this document
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 Form 20-F/A (Amendment No. 1)

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

        For the convenience of the reader, certain information in this Annual Report presented in Rand or Australian Dollars has been translated into Dollars. Unless otherwise stated, the conversion rates for currency translations for the 2002 fiscal year are R10.37 per $1.00 and A$1.77 per $1.00, which reflect the noon buying rate in New York City at June 30, 2002. For income statement amounts, the average conversion rate for Rand during the 2002 fiscal year of R10.15 per $1.00 is used. The exchange rate at March 31, 2003 was R 8.01 to $1.00. The rates used for currency translations for transactions occurring during the 2001 and 2000 fiscal years are the respective year end exchange rates for balance sheet amounts and the average exchange rate for that year for income statement amounts. By including convenience currency translations in this Annual Report, we are not representing that the Rand or Australian Dollar amounts actually represent amounts shown in Dollars or that these amounts could be converted at the rates indicated into Dollars.

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

Imperial units of measure and metric equivalents

        Units stated in this Annual Report are measured in Imperial.

Metric	Imperial	Imperial	Metric
1 metric tons	1.10229 short tons	1 short ton	0.9072 metric tons
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	31.10353 grams
1 kilometer	0.62150 miles	1 mile	1.609 kilometers
1 meter	3.28084 feet	1 foot	0.3048 meters
1 liter	0.26420 gallons	1 gallon	3.785 liters
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimeter	0.39370 inches	1 inch	2.54 centimeters
1 gram/ton	0.0292 ounces/ton	1 ounce/ton	34.28 grams/tons

Glossary of Terms and Explanations

Archean	A period of the geological time scale between 2.5 and 4.6 billion years ago, the earliest part of the Precambrian.
Auriferous	Containing gold.
Cash Cost per ounce	Cash costs are costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash costs per ounce are calculated by dividing cash costs by ounces of gold produced. Cash costs have been calculated on a consistent basis for all periods presented. This is a non-US GAAP measurement typically used in the mining industry and should not be considered a substitute measure of costs and expenses reported by us in accordance with US GAAP.
Conglomerate	A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-off grade	The minimum in situ grade of ore blocks for which the total cash costs, excluding overhead costs, are equal to a projected gold price.
Depletion	The steadily declining amount of ore in a deposit or property resulting from extraction or production.
Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton of ore.
g/t	Grams per ton.
Horizon	A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
In-situ deposit	Reserves still in the ground calculated at a realistic stoping width, but not discounted for mining efficiencies.
Life of Mine	Projected life of a mining operation based on the proven ore reserves.
Metallurgical Plant	A processing plant (mill) erected to treat ore and extract the contained gold.
Mineable	That portion of a mineral deposit for which extraction is technically and economically feasible.
mt	Million tons.
Ore	A mixture of valuable and worthless minerals from which the extraction of at least one of the minerals is technically and economically viable.
Pay limit	The minimum in situ grade of ore blocks for which total cash costs, including all overhead costs, are equal to a projected gold price per ounce.
oz/t	Ounces per ton.
Quartzite	A metamorphic rock consisting primarily of quartz grains, formed by the recrystallization of sandstone.

Reef	A gold-bearing sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold.
Refining	The final purification process of a metal or mineral.
Rehabilitation	The process of restoring mined land to a condition approximating its original state. Reclamation standards are determined and audited by the South African Department of Minerals and Energy and address ground and surface water, topsoil, final slope gradients, waste handling and revegetation issues.
Sand Dump	The finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Sedimentary	Formed by the deposition of solid fragmental material that originates from weathering of rocks and is transported from a source to a site of deposition.
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a surface hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials and ore. A shaft generally has more than one compartment.
Slimes	The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sloughing	The localized failure of part of the slimes dam wall caused by a build up of water within the dam.
Stope	Underground production working area.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam	A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage	Quantities where the ton is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Total Cost per Ounce	Total costs is a non-U.S. GAAP measurement that represents the full amount of costs incurred and represents the difference between revenues from gold bullion and related by-products delivered to refineries and profits or losses before taxation. Total costs per ounce are calculated by dividing total costs by ounces of gold produced.
Waste Rock	Low grade ore bearing rock not previously processed.
Water Research Commission	Governmental body funded by public money that does water research projects often in association with universities.
Yield	The amount of recovered gold from production generally expressed in ounces per ton of ore.

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

Selected Consolidated Financial Data
(in thousands, except share and ounce data)

	Year ended June 30,
	2002	2001	2000	1999	1998
	$	$	$	$	$
Income Statement Data
Revenues	303,858	291,325	327,568	173,184	157,747
Total costs	399,515	386,222	497,305	183,723	182,771
Loss before taxes & minority interest	(95,657)	(94,897)	(169,737)	(10,539)	(25,024)
Income tax benefit/(expense)	42,864	7,005	1,724	(464)	5,038
Minority interest	0	258	(76)	0	0
Net loss attributable to common shareholders	(52,793)	(87,634)	(168,089)	(11,003)	(23,264)
Basic loss per share	(33)	(65)	(161)	(19)	(67)
Diluted earnings/(loss) per share	(33)	(65)	(161)	(19)	(67)
Number of shares in issue	177,173,485	154,529,578	120,990,746	61,661,112	48,749,035

	Year ended June 30,
	2002	2001	2000	1999	1998
	$	$	$	$	$
Other Non-U.S. GAAP Financial Data:
Cash costs per ounce	212	232	267	246	310
Total costs per ounce	389	363	438	290	368
Balance Sheet Data
Net assets/(liabilities)	(11,228)	(14,310)	40,025	122,896	108,851
Cash and cash equivalents	23,852	13,889	13,786	13,685	12,675
Working capital	(9,642)	(16,500)	(32,110)	501	(4,652)
Total assets	201,549	199,878	243,159	195,298	166,252
Long term liabilities	(25,368)	(7,273)	(15,589)	(5,910)	0
Shareholders' deficit/(equity)	11,228	14,310	(40,025)	(122,896)	(108,851)
Total liabilities and shareholders' equity	201,549	199,878	243,159	195,298	166,252

Total Costs and Cash Costs

        Total costs is a non-U.S. GAAP measurement that represents the full amount of costs incurred and represents the difference between revenues from gold bullion and related by-products delivered to refineries and expenses before taxation. Total costs per ounce are calculated by dividing total costs by ounces of gold produced.

        Cash costs are costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash costs per ounce are calculated by dividing cash costs by ounces of gold produced. Cash costs have been calculated on a consistent basis for all periods presented.

        Cash costs should not be considered by investors as an alternative to net operating income or net profit applicable to common stockholders or as an alternative to other GAAP measures and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs and cash costs per ounce are useful indicators to investors and management of the performance of individual mines and our operations as a whole, as they provide:

  •
  an indication of a mine's profitability and efficiency;

  •
  the trend in costs as the mine matures;

  •
  a measure of a mine's gross margin per ounce, by comparison of the cash costs per ounce by mine to the price of gold;

  •
  an internal benchmark of performance to allow for comparison against other mines; and

  •
  a basis for benchmarking against other mining companies with similar assets.

        During the annual planning process, cash cost per ounce targets are set for each month by our board of directors. These targets are adjusted for changes in exchange rates on a monthly basis. Variances are analyzed monthly, taking into account volume changes, production and labor efficiencies, price variances and changes of scope. For negative variances, a plan of action is agreed upon by management to address the situation.

        The following table lists the components of cash costs for each of the years set forth below:

	Year ended June 30,
Costs
	2002	2001	2000	1999	1998
Labor	41%	32%	36%	41%	46%
Contractor Services	20%	35%	17%	19%	13%
Inventory	26%	22%	32%	24%	24%
Electricity	13%	11%	15%	16%	17%

        Cash costs do not include certain factors that bear on our overall financial performance, including gains and losses on financial instruments, depreciation and amortization and selling, administration and general charges.

        A reconciliation of cash costs to total costs for each of the five periods included in the table above is presented below. In addition, the table below also provides a reconciliation of cash costs per ounce to total costs per ounce for each of those periods.

	Year ended June 30
	2002		2001		2000		1999		1998
	$ 000's	$ per ounce	$ 000's	$ per ounce	$ 000's	$ per ounce	$ 000's	$ per ounce	$ 000's	$ per ounce
Total costs	399,515	389	386,222	363	497,305	438	183,723	290	182,771	368
Adjustments
Finance costs	(2,385)	(2)	(5,573)	(5)	(6,577)	(6)	(2,333)	(4)	(172)	—
Non-operating income	2,786	3	4,699	4	3,579	3	4,562	7	2,683	5
Selling, administration and general charges	(13,254)	(13)	(33,845)	(32)	(39,195)	(35)	(12,238)	(19)	(8,310)	(17)
Other operating costs	(168,606)	(164)	(104,405)	(98)	(151,628)	(134)	(17,936)	(28)	(23,038)	(46)

Cash costs	218,056	212	247,098	232	303,484	267	155,778	246	153,934	310

Total Ounces produced	1,027,440		1,063,609		1,134,623		632,822		496,053

        The weakening of the Rand against the dollar, combined with an increased focus on cost controls, including the closure of non-profitable operations such as the Durban Deep Section has resulted in a decline in our cash costs per ounce figure, from $310 in 1998 to $212 per ounce in fiscal 2002.

        Our total cost per ounce of gold increased to $389 in fiscal 2002 from $363 in fiscal 2001. This increase is primarily attributable to costs incurred in the close out of our hedge book in 2002.

        The increase in total cost per ounce of gold in fiscal 2000 was the result of impairments in our financial statements taken in connection with the Hargraves transaction as well as aborted acquisition cost related to the Rawas transaction. Our purchase of Crown Consolidated Gold Recoveries Ltd, on September 14, 1998, which increased our production and reduced our per ounce costs, combined with a strong Dollar relative to the Rand, resulted in a decrease in total costs per ounce for fiscal 1999 as compared to fiscal 1998.

B.    CAPITALIZATION AND INDEBTEDNESS

        Not applicable

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable

D.    RISK FACTORS

        In addition to the other information included in or incorporated by reference into this prospectus, the considerations listed below could have a material adverse effect on our business, financial condition or results of operation, resulting in a decline in the trading price of our notes, ordinary shares or ADSs. The risks set forth below comprise all material risks currently known to us. However, there may be additional risks that we do not currently know of or that we currently deem immaterial based on information available to us.

Risks Relating to Us

We have a history of losses and may continue to incur losses in the future.

        We incurred net losses of $52,793,000 for fiscal 2002 and $87,634,000 for fiscal 2001. We may continue to incur substantial losses in the future. Furthermore, the net losses that we incurred during fiscal 2002 would have been greater had we not experienced a 2% rise in gold prices and a 27% devaluation of the Rand against the Dollar during fiscal 2002, factors which were beyond our control. Our revenues and income are dependent on many factors such as:

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

        Substantially all of our revenues come from the sale of gold. Thus, the market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market price of our notes, ordinary shares and ADSs.

        Historically, the gold price has fluctuated widely and is affected by numerous industry factors over which we have no control, including:

  •
  the demand for gold for industrial uses and for use in jewelry;

  •
  actual, expected or rumored purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

  •
  speculative trading activities in gold;

  •
  the overall level of forward sales by other gold producers;

  •
  the overall level and cost of production of other gold producers;

  •
  international or regional political and economic events or trends;

  •
  the strength of the Dollar (the currency in which gold prices generally are quoted) and of other currencies;

  •
  financial market expectations regarding the rate of inflation; and

  •
  interest rates.

        The following table shows the average, high and low London Bullion market price of gold in dollars during the last two fiscal years:

	Year ended June 30
	2002	2001
Average	$296	$269
High	327	291
Low	265	260

        In addition, the current demand for and supply of gold affects the price of gold, but not necessarily in the same manner, as current demand and supply affect the prices of other commodities. Since the potential supply of gold (including quantities held by governments and others) is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or the gold price.

        We do not intend to enter into forward sales of gold. Therefore, we will not be protected against decreases in the gold price. If the gold price should fall below our cost of production and remain at such levels for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our operations. In addition, we might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.

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

        The Rand has experienced significant depreciation against the Dollar in recent years and continued to weaken against the Dollar throughout calendar 2001, with the Rand depreciating by approximately 58.6%. The long-term trend of depreciation of the Rand against the Dollar may not continue. If the depreciation trend for the Rand reverses, this change could increase our costs and reduce our revenues and profitability. During calendar 2002, the Rand appreciated by approximately 29% against the Dollar which has increased our costs and reduced our revenues and profitability.

        Since the determination of the exchange rate of the Rand is primarily tied to market forces, its value at any time cannot be considered a true reflection of underlying value so long as the exchange controls implemented by the South African government exist. We have no foreign exchange hedging contracts to offset currency fluctuations.

Because we rely on three mining operations for substantially all of our revenues and cash flow, our business will be harmed if one or more of those operations are negatively impacted.

        Gold production at our Harties, Buffels and Blyvoor operations together accounted for approximately 77% of our total gold production in fiscal 2002 and 78% in fiscal 2001. These mines are regarded as older, higher cost, lower-grade gold producers. Our ability to identify ore reserves that can be mined economically and to maintain sufficient controls on production and other costs will have a material influence on the future viability of these mines. Negative developments affecting these operations (such as seismic events, underground fires and labor interruptions) could cause our results of operations, cash flows and the price of our securities to decline.

We may incur increased costs or lose opportunities for gains as a result of our agreement with Eskom.

        In October 2000, we entered into a five year contract to buy electricity from Eskom. Under the terms of our agreement, we pay Eskom a standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October we adjust the cost incurred in that period in accordance with an established formula based on the gold price.

        If the price of gold rises significantly in Rand terms, it could deprive us of an opportunity to recognize revenue gains and could increase the cost of electricity to us. Significant increases in the costs of our electricity would increase our production costs and decrease our profitability.

Because we do not use forward contracts to protect against low gold prices with respect to most of our production, we are exposed to the impact of any significant drop in the gold price.

        Other than our agreement with Eskom, we do not intend to enter into new forward contracts to reduce our risk of exposure to volatility in the gold price. A forward contract is an agreement where one party promises to buy an asset from another party at some specified time in the future at some specified price. No money changes hands until settlement date, which normally takes place at maturity date. These contracts can be either physically settled by delivering the underlying asset or net cash settled. Accordingly, generally, if the gold price decreases significantly we will realize reduced revenues.

Following the sale of 60% of our interest in Crown Gold Recoveries (Pty) Ltd, or CGR, we no longer have full management control over the operations at the Crown Section.

        On July 1, 2002, we sold 60% of our interest in CGR for R105 million ($10 million). Prior to the sale, CGR was wholly-owned by Crown Consolidated Gold Recoveries Ltd, or Crown, our wholly-owned subsidiary. Accordingly, we no longer exercise full management control over the Crown Section and cannot unilaterally cause CGR to adopt a particular budget, pay dividends or repay its indebtedness, including debt held by us. Because we do not have management control over CGR, its current management may not continue to manage CGR in a manner that is favorable to us. Management decisions which reduce gold production, revenues or profitability at CGR, over which we have no control, may serve to reduce our cash flows and decrease our profitability.

The acquisition of East Rand Proprietary Mines Ltd, or ERPM, by CGR, our 40% owned company, is subject to risks and uncertainties which could have a material adverse effect on CGR and, accordingly, on our results of operations.

        In October 2002, CGR purchased ERPM, a South African mining company. CGR acquired ERPM as is, without indemnification for any disclosed or undisclosed liabilities, which could ultimately have a material adverse effect on CGR's results of operation and financial condition by requiring CGR to incur significant financial obligations to satisfy any liability. ERPM is exposed to all the risks applicable to a mining operation in the ordinary course. In particular, ERPM has recently experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. ERPM's business could suffer if such activities are repeated. Additionally, there is a regular ingress of water into the underground workings of ERPM, and the failure of the mine's pumping operations or the installed plugs could result in significant flooding. This flooding could result in ERPM incurring significant financial liability which would increase its costs and reduce its profitability.

        Additionally, Jetvac CC has instituted proceedings against ERPM claiming R21.5 million ($2.0 million) in a dispute under a stope vacuuming contract. If Jetvac CC is successful in its claim,

payment of this amount to Jetvac CC could reduce ERPM's profitability. Because we own an interest in ERPM through CGR, the occurrence of these events could also reduce our profitability.

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

  •
  technical issues;

  •
  environmental and industrial accidents;

  •
  permitting requirements;

  •
  gold theft;

  •
  environmental factors; and

  •
  pollution.

        Any material increase in our production costs will likely reduce our profitability which would have a negative impact on our results of operations.

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

        As a marginal producer, we tend to acquire marginal mines with high production costs and low returns. We may not be able to reduce these production costs or increase the returns on these mines in the short to medium term due to:

  •
  high employment costs;

  •
  accessibility of reserves on an economically feasible basis;

  •
  unexpected technical difficulties; and

  •
  inability to extend life of mine.

        Acquiring additional businesses could place increased pressure on our cash flow if such acquisitions are accomplished by applying cash. The integration of our existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation will require us to incur significant costs in connection with, among other things, implementing financial and planning systems. We may not be able to integrate the operations of the recently acquired subsidiary companies or restructure our previously existing operations without encountering difficulties. In addition, this integration and restructuring may require significant attention from our management team, which may detract attention from our day-to-day business. Over the short-term, difficulties associated with integration and restructuring could result in decreased production, increased costs and decreased profitability. Also, if we are unable to successfully acquire additional businesses, we may have to continue to rely on our Harties, Buffels and Blyvoor operations, which are regarded as older, higher cost, lower-grade gold producers, for substantially all of our revenues and cash flows.

Flooding at our operations may cause us to incur liabilities for environmental damage.

        Like a number of other mining companies in South Africa, we have received financial assistance from the South African government for the pumping of extraneous water from underground mine workings in the past. However, the South African government withdrew their pumping subsidy effective April 1, 1998. With the withdrawal of the pumping subsidy, and due to the low gold price, we made the decision to cease underground operations at the Durban Deep and West Wits Sections in August 2000. During fiscal 1998 we received $1.0 million in pumping subsidies and $0.8 million in fiscal 1997, compared to total revenue of $157.7 million in fiscal 1998 and $61.7 million in 1997. We expect that the progressive flooding of both the western and central basin, where these operations are located, will eventually cause the discharge of polluted water to the surface and to local water sources. Flooding of the central basin and the western basin in the area where we have ceased mining operations may cause environmental damage for which we and other parties may be liable. We cannot estimate the amount of any potential liability to us. However, in the event of joint and several liability the amounts could be significant. The incurence of significant financial liability could increase our costs and reduce our profitability.

If we are unable to attract and retain key personnel our business may be harmed.

        The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel, including Mark Wellesley-Wood, our Chairman and Chief Executive Officer. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain "key man" life insurance policies on any members of our executive team. The loss of any of our key personnel could prevent us from executing our business plans. If we are unable to execute our business plans, our production may decrease, costs may increase and profitability may be reduced.

Our insurance coverage may prove inadequate to satisfy potential claims.

        We may become subject to liability for pollution or other hazards against which we have not insured or cannot insure, including those in respect of past mining activities. Our existing property and liability insurance contains exclusions and limitations on coverage. We have coverage in the amount of R5,929 million ($572 million) for assets and R2,795 million ($270 million) for loss of profits due to business interruption. These policies are limited by initial deductible amounts covering loss of surface and underground assets, losses due to seismic events and machinery breakdown. Business interruption is only covered after an initial period. The deductible amounts vary, between $1 million and $2 million for each type of loss. Claims for each and every event are limited by South African insurers to $24 million (except engineering which is limited to $48 million) and by overseas insurers in a range from $9.6 million to $96 million. In addition, we have experienced large increases in our insurance premiums recently, and insurance may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us, including claims for environmental or industrial accidents or pollution, for which coverage is not available. If we are required to meet claims which exceed our insurance coverage, our costs may increase which could decrease our profitability.

AIDS poses risks to us in terms of productivity and costs.

        Acquired Immune Deficiency Syndrome, or AIDS, represents a very serious threat to us and the mining industry in South Africa as a whole in terms of the potential reduced productivity and increased medical costs. The exact extent of infection in our workforce is not known at present. However, it is estimated by the industry that the prevalence of HIV, the virus that causes AIDS, in the mining industry workforce in South Africa is approximately 37%. Reductions in productivity and increases in medical costs would reduce our production and profitability.

Risks Related to Our Industry and to Doing Business in South Africa and Papua New Guinea

Our gold reserve figures are estimates based on a number of assumptions and may yield less gold under actual production conditions than we currently estimate.

        Our ore reserves figures are estimates which may not reflect actual reserves or future production. Reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our results of operations and financial condition to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover ore reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our ore reserves. Additionally, short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may increase our production costs and decrease our profitability in any particular period.

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

        Depending on the capital required, we may seek third party financing to fund the development of our exploration projects that we believe have the potential to be profitable. Our ability to obtain outside financing will depend upon the price of gold and the industry's perception of gold's future price and other factors outside of our control. Such third party financing may not be available to us on acceptable terms, or at all.

Due to the nature of mining in South Africa and the type of gold mines we operate, we face a material risk of liability, delays and increased production costs from environmental and industrial accidents and pollution.

        The business of gold mining in South Africa, by its nature due to deep underground mining as compared to other gold mining countries, involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with our underground mining operations include:

  •
  rock bursts;
  •
  seismic events;
  •
  discharges of gases and toxic chemicals;
  •
  underground fires and explosions, including those caused by flammable gas;
  •
  cave-ins or falls of ground;
  •
  releases of radioactive materials;
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
  •
  production disruptions due to weather;
  •
  collapses of tailings dams; and
  •
  ground and surface water pollution.

        We are at risk of experiencing any and all of these environmental or other industrial hazards. In particular, due to the extreme depth of the Argonaut Project we could face heightened risks due to heat, seismicity and rock stresses. The occurrence of any of these hazards could delay production, increase production costs and result in liability for us.

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

  The Mineral and Petroleum Resources Development Act, 2002

        Our rights to own and exploit our mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of our mineral reserves and deposits are located in South Africa.

        In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002, or the Act, which was passed by parliament in June 2002. The Act will come into operation on a date to be proclaimed by the President which is expected to be during or shortly after June 2003. Until then, the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization from the State.

        The Act vests custodianship of South Africa's mineral resources in the State which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to acquire new rights.

        Where we hold mineral rights and mining authorizations and conduct mining operations on the date on which the Act comes into effect, we will be able, within five years from the date of effectiveness of the Act, to submit the old rights and authorizations for conversion to a new mining right. We will need to submit a mining work program to substantiate the area and period of the new right, and also to comply with the requirements of the Charter discussed below. A similar procedure applies where we hold prospecting rights and a prospecting permit and conduct prospecting operations, but we must apply for a conversion to a new prospecting right within the two years from the date of effectiveness of the Act for which purpose a prospecting work program must be submitted. Where we hold unused rights however, we will have one year to apply for new prospecting rights or mining rights, the requirements of which are more stringent than for conversion, and involve non-concentration of resources, fair competition, no exclusionary effects, and proof of financial and technical ability.

        If we do not acquire new rights under the Act, we would be entitled to claim compensation from the State if we can prove that thereby our property has been expropriated as provided for under the Constitution of South Africa. Whether mineral rights constitute property and whether the Act does bring about an expropriation are both aspects which are the subject of legal debate and which are likely to be settled ultimately by litigation. The factors in determining compensation include not only fair market value but also history of acquisition and use and aspects of redress and reform which could have the effect of reducing the compensation.

        Even where the new rights are obtained under the Act, these rights will not be equivalent to the existing rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work programs submitted by an applicant do not substantiate the need to retain the area covered by the old right. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, a maximum of 30 years with renewals of up to 30 years each and in the case of prospecting rights, up to five years with one renewal of up to three years. The Act provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition, and non-exclusion of others. In addition, the new rights will be transferable subject to the approval of the Minister of Mines, or the Minister. Mining or prospecting must be conducted continuously and actively thereafter.

        The new rights can be suspended or cancelled by the Minister on breach of or, in the case of mining rights, on non-optimal mining in accordance with the mining work program.

        The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Money Bill, 2003, which was released in March 2003 for comment, and which proposes a quarterly royalty payment of three percent of gross revenue in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right.

        The Act calls for a charter, or Charter, to be developed by the Minister within five years of commencement of the Act, but the content of which has largely been agreed with mining industry representatives (including us), and with representatives of other stakeholders. The Charter's stated objectives include;

  •
  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation,
  •
  expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities, and
  •
  promotion of beneficiation.

        The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years. It contemplates that this will be achieved by, among other methods, disposals of assets by mining companies to historically disadvantaged persons on a willing seller—willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the government in February 2003. Failure to comply with the requirements of the Charter could result in the suspension or cancellation of one or more of our licenses or cause us to be subject to fines.

        The loss of any rights or the refusal of a substituted rights could prevent us from continuing to mine at an operation. This could reduce our production capacity and profitability.

Since our labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

        We currently employ and contract approximately 21,000 people in South Africa, of whom, approximately 70% are members of trade unions or employee associations. This includes all employees of CGR but excludes employees at ERPM. Accordingly, we are at risk of having our production stopped for indefinite periods due to strikes called by unions and other labor disputes. In South Africa, in addition to strikes, on occasion we experience work stoppages based on national trade union "stay away" days regardless of the state of our relations with workforce. We have entered into various agreements regulating wages and working conditions at our South African mines through June 30, 2003 at which time we will need to re-negotiate these agreements. Significant labor disruptions may reduce our production and cause us to incur significant costs which could reduce our profitability. We are not able to predict whether we will experience significant labor disputes in the future.

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

  Environmental

        Our South African operations are subject to various environmental laws and regulations including, for example, those relating to water management, waste treatment, emissions and disposal, and must comply with permits or standards governing, among other things, tailings dams and waste disposal areas, water use, air emissions and water discharges. We may, in the future, incur significant costs to comply with the South African environmental requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. Also, we may be subject to litigation and other costs as a result of environmental rights granted to individuals under South Africa's Constitution or other sources of rights. These costs could reduce our profitability.

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

        The Argonaut Project will, if it is developed, be situated below the Johannesburg metropolitan area. Recently, local opposition groups in South Africa have managed to delay or prevent operations of other extractive enterprises. Because of this, it is possible that public opposition to the project could delay our application for the necessary permits or prevent the implementation of the project.

        The Tolukuma Section in Papua New Guinea also has site specific environmental risks associated with its operations. Tailings are routinely discharged into the Auga/Angabanga river system in accordance with a permit issued by the Papua New Guinea Department of the Environment. Due to the elevated concentrations of heavy metals naturally occurring in the ore, in particular lead, mercury and arsenic, discharges are monitored closely in accordance with the terms of an environmental monitoring program. Cyanide associated with the tailings deposited is detoxified and cyanide levels are monitored daily. However, should we be unable to control the cyanide, the increased levels of cyanide could pose potential adverse health risks to the surrounding communities and may result in us violating our mining permit conditions under the PNG Environmental Act 2000 and Regulations 2000 and may expose us to civil and criminal liability when this legislation comes into effect. However, we have encountered local opposition from indigenous peoples and landowners regarding our discharge of tailings. This opposition could cause delays or stoppages which could reduce our production capacity and results of operations.

        South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. In addition, during the operational life of their mines, they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. We fund these environmental rehabilitation costs by making contributions into environmental trust funds established for each of the operations, which amounts are approved by the authorities. As of June 30, 2002, we had contributed a total of $12.1 million to the funds. Changes in legislation or regulations (or the approach to enforcement of them) or other unforeseen circumstances may cause us to incur additional future environmental expenditures or increase the level or accelerate the timing of our provisioning for these expenditures.

        In the future, compliance with the Mine Health and Safety Act, 1996 (as amended) and the Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), may require significant expenditures which could reduce or profitability.

  Land Claims

        Our privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of Land Rights Act, 1994 (as amended), or Land Rights Act. Under the Land Rights Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. We have not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which we are notified in the future could have a material adverse effect on our right to the properties to which the claims relate and prevent us using that land and exploiting any mineral reserves located there.

Political or economic instability in South Africa or regionally may reduce our production and profitability.

        We are incorporated and own significant operations in South Africa. As a result, political and economic risks relating to South Africa could reduce our production and profitability. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce or profitability. In recent years, South Africa has experienced high levels of crime and unemployment. These problems have impeded fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, we may have difficulties attracting and retaining qualified employees.

        Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign reserves have been relatively low. In the late 1980s and early 1990s, inflation in South Africa reached record highs. This increase in inflation resulted in considerable year on year increases in operational costs. In recent years, the inflation rate has decreased and as of February 2003 the inflation rate stood at 12.5%. A return to significant inflation in South Africa, without a concurrent devaluation of the Rand or an increase in the price of gold, could result in an increase in our costs which could reduce our profitability.

        There has been regional political and economic instability recently in neighboring Zimbabwe. Any similar political or economic instability in South Africa could have a negative impact on our ability to manage and operate our South African operations which could result in an increase in our costs and a decrease in our production and profitability.

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

        These restrictions could prevent us from obtaining adequate funding on acceptable terms for our acquisitions and exploration projects outside South Africa.

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

        Our registered office and business address is 45 Empire Road, Parktown, Johannesburg, South Africa, 2193. The postal address is P.O. Box 390, Maraisburg 1700, South Africa. Our telephone number is (+27 11) 381-7800 and our facsimile number is (+27 11) 482-4641. We are registered under the South African Companies Act, 1973 (as amended) under registration number 1895/000926/06. For our ADRs, the Bank of New York, 101 Barclay Street., New York, NY 10286 has been appointed as agent.

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

        Our operational focus is to increase production, improve productivity and reduce costs. Our cash costs have decreased from an average of $267 per ounce of gold in 2000 to $212 per ounce of gold in 2002. Our total costs per ounce have increased from an average of $368 per ounce in fiscal 1998 to $389 per ounce in fiscal 2002. The increase is primarily attributable to the close out of our hedge positions in fiscal 2002. Since 1997, our production has increased from less than 170,000 ounces per year to in excess of one million ounces in fiscal 2002. We currently process approximately 0.3 million tons of ore per month from underground operations with an average recovery of 0.215 ounces of gold per ton of ore. Surface production is derived from tailings dams and waste rock of approximately 1.8 million tons per month with an average recovery of 0.017 ounces of gold per ton of ore processed.

        Available proven and probable reserves as of June 30, 2002 were estimated at 16.3 million ounces, as compared to approximately 14.4 million ounces at June 30, 2001 representing a 13% increase. The 10% increase in the average Dollar gold price during fiscal 2002 decreased the economically viable cut-off grade and thus increased our proven and probable reserves. We seek to increase our reserves through development and to acquire additional new reserves through acquisitions. Our metallurgical plants have a combined throughput capacity of 24 million tons per annum.

        We have had a number of changes in management and in the composition of our board of directors during the last year. Our reorganized management team has made important changes to our business, most notably, a major restructuring of our hedge book. We have embraced the South African government's drive for black empowerment and concluded a transaction with Khumo Bathong Holdings (Pty) Ltd, or KBH, involving the sale of a 60% share of our interest in CGR. We also took positive steps to start growing our asset base and making our production profile more sustainable. For example we accelerated our exploration programs at the Tolukuma and Harties Sections. We re-commissioned the No. 6 shaft at the Harties Section and, through a new decline, accessed additional reserves. The expansion program at the Blyvoor Section has resulted in new mining areas being accessed and the ore reserves increasing.

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

        On September 15, 1997, we acquired the entire share capital of Blyvooruitzicht Gold Mining Company Ltd, or Blyvoor, in exchange for 12,693,279 ordinary shares, calculated at a ratio of 25 ordinary shares for every 100 Blyvoor shares. Also on September 15, 1997, we acquired Buffelsfontein Gold Mines Ltd, or Buffels in exchange for 14,300,396 ordinary shares, calculated at a ratio of 110 of our ordinary shares for every 100 Buffels ordinary shares.

        On September 14, 1998, we acquired Crown in exchange for 5,925,139 ordinary shares, calculated at a ratio of 11.55 of our ordinary shares for every 100 Crown linked units. A Crown linked unit was comprised of one Crown ordinary share and one Crown unsecured variable-rate debenture, due November 10, 2003, then valued at R3.00.

        On August 16, 1999, Buffels acquired the majority of the assets and liabilities of the Harties mining operation from Avgold Limited, a South African mining company, for R45 million ($7.4 million).

        During September 1999, we purchased 28,693,002 (19.9%) ordinary shares in Dome Resources Ltd, or Dome, for R34.9 million ($3.3 million). On March 13, 2000 we made an unconditional offer to the shareholders of Dome to acquire all the shares in Dome which we did not already own. The offer consisted of one of our ordinary shares and A$0.80 cash for every nine Dome shares. The closing date for this offer was April 13, 2000 but the offer was extended as only 97.34% of Dome ordinary shares had been acquired. We completed this acquisition in June 2001.

        During August 2000, our management decided to cease all operations at the Durban Deep Section and both underground and open pit operations at the West Wits Section. This decision was taken after the South African government withdrew the water pumping subsidy. Without the subsidy, mining at the Durban Deep Section would become prohibitively expensive.

        In April 2001, we launched the Blyvoor Expansion Project. This project will facilitate the commissioning of additional infrastructure and the opening up of additional mining areas to further enable the effective mining of reserves at the Blyvoor Section. As a result of this anticipated increase in production, the life of the mine for the Blyvoor Section has been increased to 25 years.

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

Important Events in the Current Year

        During fiscal 2002, our management reached the conclusion that our then current hedge book structure would make it difficult for us to accomplish our strategy of providing our investors with exposure to the price of gold. The total gold production committed under our hedging program, excluding the Eskom "gold for electricity' contract, as of July 1, 2001 was 802,625 ounces over a three year period. As a result of this commitment our shareholders were exposed to opportunity loss as a result of an increase in the price of gold.

        In May 2002, we entered into equal and opposite positions to all of our outstanding derivative instruments, except our "gold for electricity" contract with Eskom, to effectively close them out and eliminate any existing commitment to sell our gold production. The loss that we realized on the existing positions was $72.8 million. The counterparties, J.P. Morgan Chase Bank, J. Aron & Company and UBS AG, each agreed to accept a portion of the amounts due to them under this restructuring immediately in cash, which amounted to approximately $38.1 million, with the remainder, which amounts to approximately $34.7 million, to be paid over an 18 month period.

        During February and May 2002, we conducted private placements for a total of 12,000,000 of our ordinary shares. The net proceeds of these private placements was R445.5 million ($42.2 million) which we used to partially fund a major restructuring of our hedge book.

        During the course of the audit exercise for the 2000 fiscal year, certain irregular transactions came to our attention. An internal investigation commenced at the insistence of a special committee of the board of directors. During the course of this investigation, we discovered that all 8,282,056 ordinary shares issued ostensibly for the acquisition of the Rawas gold mine in 1999 were invalidly issued and allotted. Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas shares, it was not possible to distinguish the Rawas shares from all the other issued ordinary shares, and so their identity had been lost. This meant that none of the Rawas shares, and their holders at the time, could be identified and therefore, none of the Rawas shares could be removed from our members' register. The Rawas shares, therefore were effectively in issue without a possibility of removing them from the members' register. At a shareholders' meeting, our shareholders resolved, by special resolution, that we should apply to the High Court of South Africa for validation of the issuance of the ordinary shares. We have made this application and the High Court of South Africa validated the issuance on June 19, 2002.

Important Subsequent Events

        Effective July 1, 2002, we engaged in a transaction consistent with our black empowerment strategy by entering into a share purchase agreement with Crown, Industrial Development Corporation of South Africa, or IDC, and KBH. Under this share purchase agreement, we sold 57% of our interest in CGR to IDC and

3% of our interest in CGR to KBH for a total amount of R105 million ($10 million), and realized a profit of R87.1 million ($8.4 million). KBH obtained an option to purchase IDC's shares of CGR. IDC and KBH also each purchased their respective share of three shareholder loans, aggregating R190.1 million ($18 million) owed by CGR to us.

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

        Shortly thereafter, KBH chose to exercise its option to purchase all of IDC's interest in CGR. As a result, with effect from July 15, 2002, the share capital of CGR is now owned 40% by us and 60% by KBH. Also, as part of this transaction, KBH repaid IDC's portion of the shareholder loans on behalf of CGR. Consequently, CGR now owes 60% of the loans to KBH and 40% of the loans to us.

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

        As a result of anticipated changes in our audit team, on December 13, 2002, we requested that Deloitte & Touche resign as our independent auditors. Deloitte & Touche indicated orally to us that effective December 31, 2002, they intended to resign and their letter dated December 31, 2002 was subsequently received. In response to this, we have engaged KPMG as our new independent accountants effective January 1, 2003. Our Audit Committee recommended, and our Board of Directors authorized and approved, the decision to accept the resignation of Deloitte & Touche and to replace them with KPMG.

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

        During the two most recent fiscal years, we have not, nor has any other person on our behalf, consulted with KPMG LLP on any application of accounting principles or any other matter set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K under the Securities and Exchange Act of 1934, as amended.

        On December 16, 2002 we announced our proposed acquisition of an equity stake in Emperor Mines Limited, an Australian listed gold mining company. Emperor Mines Limited produces about 150,000 ounces of gold a year from its Vatukoula mine in Fiji. As part of the acquisition we will have the right to appoint two members of the eight member board of Emperor Mines Limited. As of December 31, 2002, we had acquired on the open market 0.51% of Emperor Mines Limited for A$0.7 million ($0.4 million). By March 31, 2003 we had increased our percentage holding in Emperor Mines Limited through additional purchases on the open market to 19.81% at a total additional cost of A$15.8 million ($10.4 million).

        On March 26, 2003, we discharged our obligation to JP Morgan Chase Bank under an International Bullion Master Agreement. This obligation was secured by the metallurgical plants at the Blyvoor, West Wits and Buffels Sections. We have received a release of these assets.

        On March 13 2003, Maryna Eloff, our group secretary, resigned. In her resignation letter, Ms. Eloff alleged that she had been constructively dismissed because we had allegedly engaged in unlawful investigations into her personal affairs and violated her rights to privacy as well as her constitutional rights. Ms. Eloff also made allegations of insider trading on the part of our executive management and certain of our non-executive directors. Ms. Eloff's letter was released to the media before being delivered to us and her resignation generated an amount of publicity.

        Shortly thereafter, we met with representatives of the JSE Securities Exchange, South Africa, or JSE, to discuss Ms. Eloff's allegations of insider trading. We believe these claims are without merit and at the request of the JSE, we made a public announcement denying all allegations.

        On March 18, 2003, Benita Morton, our group legal adviser, resigned. In her letter of resignation, Ms. Morton also alleged that she was constructively dismissed on the same grounds as Ms. Eloff. We deny the claims of both Ms. Eloff and Ms. Morton and we are considering legal action in response to them.

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

  •
  Conduct Exploration Activities.    We will continue our exploration activities to accelerate the conversion of mineral deposits to reserves. Over the longer term we intend to increase our gold production by exploring in areas which are adjacent to our existing operations in South Africa, commonly referred to as brownfields developments. We also plan a brownfields exploration program including a detailed examination of the deep-level gold deposit in southern Johannesburg known as the Argonaut Project.

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

  •
  Providing Exposure to Gold Price.    Our objective is to build a company which offers investors a high level of gearing to the gold price combined with prudent financial safeguards. To accomplish this, we have undertaken a major restructuring of our hedge book. Our investors now have an increased participation in any rise in the price of gold and we do not intend to cause this to change. We have retained some protection such as our "gold for electricity" contract with Eskom against a decrease in the price of gold and we will consider protecting our marginal production and capital programs as appropriate. As a result of this protection that we have in place, we have an exposure to opportunity loss as a result of increasing gold prices. Under the terms of our agreement, we pay Eskom standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October we adjust the cost incurred in that period in accordance with an established formula based on gold price.

    The gold price adjustment is based on the notional amount of 15,000 ounces of gold times the difference between the contracted gold price (that is the price that was agreed on the date of the transaction for a determined period) and the arithmetic average of London PM fix for each business day in the calculation period. This contract expires in September 2005.

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

  •
  attractive financial returns based on the acquisition price for the identified gold reserves and mineral deposits; and

  •
  demonstrable evidence of our commitment to Black Empowerment.

        CGR acquired ERPM without indeminification for any disclosed or undisclosed liabilities, as the seller was unwilling to provide such indemnification. In the course of negotioations, a due diligence investigation was conducted. As a result of this investigation, the initial purchase price was reduced by approximately R40 million to reflect potential liability at the time the acquisition was entered into.

West Witwatersrand Basin Geology

        Blyvoor Section and North West Operations (comprising Buffels Section and Harties Section) are predominantly underground operating mines located within the Witwatersrand Basin, exploiting gold bearing reefs in addition to certain surface sources. Crown Section, also located within the Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. Our underground operations are typical of the many operations in the area which together have produced approximately 44,092 tons of gold over a period of more than 100 years.

        The Witwatersrand Basin comprises a 3.7 mile vertical thickness of sedimentary rocks situated within the Kaapvaal Craton, extending laterally for approximately 186 miles east-northeast and 62 miles south-southeast. The sedimentary rocks generally dip at shallow angles towards the center of the basin though locally this may vary. The Witwatersrand Basin is Archaean in age and the sedimentary rocks are considered to be approximately 2.7 to 2.8 billion years old.

        Gold mineralization in the Witwatersrand Basin occurs within horizons termed reefs. These occur within seven separate goldfields located along the eastern, northern and western margins of the basin. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. As a result of faulting and other primary controls of mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 6 feet thick but in certain instances, these deposits form stacked elastic wedges which are hundreds of feet thick.

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

Our Metallurgical Plants and Processes

  •
  North West Operations

        Metallurgical processing facilities at our North West Operations include four operating plants one serving the Buffels Section, known as the Buffels Plant, and three serving the Harties Section, namely the No. 2 Gold Plant, or 2GP, the Low Grade Gold Plant, or LGGP, and the No. 7 Gold Plant or 7GP. These have a combined operating capacity of 783,000 tons per month, or tpm. Currently 2GP treats underground sources with LGGP and 7GP processing surface sources. LGGP also treats oversize screened ore from 2GP feed.

        Buffels Plant:    Commissioned in 1957, the original plant was comprised of a conventional circuit including multi-stage crushing and grinding followed by standard dissolution and recovery circuits. The plant was modified from 1994 to 1997 through the closure and demolition of the original comminution sections. This allowed early recovery of clean-up gold and the commissioning of a modern semi-autogenous, or SAG, milling circuit.

        The current circuit comprises a split stream for milling surface sources and underground ore prior to conventional thickening, cyanide leaching, filtration, zinc precipitation through a Merrill Crowe system and smelting to doré. Both waste and underground milling circuits consist of dedicated SAG mills operating in closed circuits with hydrocyclones. The surface sources mill product is further enriched through a flotation circuit, the concentrate being combined with the milled underground ore prior to the leach circuit. The current operating capacity is approximately 341,000tpm which is split as 59,500tpm and 281,500tpm for the underground and surface materials respectively. As a result of the relatively recent commissioning, the comminution and flotation circuits are in a very good condition both mechanically and structurally.

        2GP:    Commissioned in 1954, this plant is comprised of a circuit including multi-stage crushing and milling, flotation, leaching, filtration, zinc precipitation and smelting to doré. The pyrite concentrate from the flotation circuit undergoes cyanidation, during which the majority of gold dissolution takes place. The flotation residues are further processed through a slimes leach circuit. Pyrite concentrates are subsequently oxidised through a roasting operation with sulphuric acid being produced as a by-product and the resultant calcine undergoing further cyanidation for additional gold recovery. We recently de-commissioned the Kemix pumpcell scavenging plant. The operating capacity of the plant is 176,300tpm. This plant is in need of extensive upgrades. It is our intention to demolish this plant at the same time as 7GP. Underground material will then be transferred to LGGP for processing.

        LGGP:    Commissioned in 1987, this plant is comprised of a circuit including crushing, closed circuit milling, thickening, cyanidation and gold recovery in a Carbon-In-Pulp, or CIP, plant, elution, electrowinning and smelting to doré. The current operating capacity of the plant is 170,000tpm.

        7GP:    Commissioned in 1963, this plant is comprised of a circuit including crushing and milling closed by hydrocyclones, and pyrite flotation producing a concentrate for transportation by road tanker to 2GP, where it is further treated in the pyrite section for gold and sulphruic acid production. Sulphur is currently added to the flotation plant feed to improve flotation performance and produce a concentrate capable of being processed through the acid plant circuit. The current operating capacity of the plant is 94,000tpm. Recently, this plant has been used to mill open pit material for cyanidation at 2GP. This plant is in need of extensive upgrades. It is our intention to demolish this plant, along with 2GP, when the supply of rock dump and open pit material is exhausted.

  •
  Blyvoor Section

        Commissioned during 1969 following relocation as a result of sinkhole formations on the original site, the current plant has an operating capacity of 220,000tpm. This capacity has been recently exceeded. As a result, the maximum throughputs are projected at 228,000tpm. We consider that despite the projected tonnage exceeding the plant capacity in the short term, with sustained plant availability in line with historical achievement and with the four-shift system in place the plant facilities are appropriate to meet the life of mine requirements.

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

        City Deep Plant:    Commissioned in 1987, this plant is comprised of a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, Carbon-in-Leach or CIL, elution and zinc precipitation followed by calcining and smelting to doré. In 1998, the plant was converted to a slimes only operation. However, due to operational difficulties caused by the particulate nature of the slimes, the milling circuit has subsequently been recommissioned to facilitate the treatment of sand. The current operating capacity of the plant is 220,000tpm.

        Crown Plant:    Commissioned in 1982, this plant has already been modified and is comprised of a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré. The current operating milling capacity of the plant is 341,000tpm (leach circuit 496,000tpm).

         Knights Plant:    Commissioned during 1988, the circuit comprises screening, primary cycloning, spiral pre-concentration, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electrowinning and smelting to doré. The current operating capacity of the plant is 352,000tpm.

  •
  West Wits Section

        The metallurgical plant at West Wits was taken over by Crown for processing sand dumps only during 2000. Underground and open-cast mining ceased at this section in August 2000. In June 2002, we entered into an agreement with BTL for the sale of the West Wits gold plant and certain related assets. This sale is still pending.

  •
  Tolukuma Section

        The Tolukuma plant was built in 1995. It is a compact plant as it is located on the top of a very steep sided mountain. The plant consists of a closed circuit SAG mill that is capable of processing 19,800tpm. There is no thickener in circuit and the cyclone overflow reports directly to a CIL plant. Cyanide in the residue is neutralized in a detoxification plant prior to riverine discharge. The loaded carbon is eluted in an AARL elution plant. About 25% of the gold is recovered in the milling circuit using a Knelson concentrator.

Marketing

         All gold produced by our South African operations is sold by the Rand Refinery Ltd, after refining under an agreement signed by us in October 2001. At our various operations the gold bars which are produced consist of approximately 85% gold, 7-8% silver and the balance copper and other common elements. The gold bars are sent to the Rand Refinery Ltd for assaying and final refining where the gold is purified to 99.9% purity and cast into troy ounce bars of varying weights. Rand Refinery Ltd then sells the gold on our behalf, on the same day as delivery, for the London afternoon fixed price on the day the gold is sold with the proceeds remitted to us in Rand within two days. In exchange for this service, we pay Rand Refinery Ltd a variable refining fee plus fixed marketing, loan and administration fees. We currently own 10.6% of Rand Refinery Ltd (which is jointly owned by South African mining companies) and Mr. Ian Murray, one of our executive directors, is also a director of Rand Refinery Ltd. Mr. Jacob Dissel, our Chief Financial Officer, is an alternate director of Rand Refinery Ltd.

        The gold produced in Papua New Guinea is sold directly to N.M. Rothschild under an agreement signed by us in December 2001. Proceeds for gold sold are received within two days. The selling price is determined by the previous day's London afternoon fixed price and we are paid in Dollars. We do not have an interest in N.M. Rothschild.

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

        The ore reserve is reported by the mineral resource department of each mine and the reports are compiled by the mine manager. The Tolukuma Mine ore reserve is reported by Michael John Bird, Chief Exploration Geologist.

        The ore reserve is inclusive of diluting materials and allows for losses that may occur when the material is mined. Ore reserve tons, grade and content are quoted as delivered to the gold plant. The cut-off grade is based upon direct costs from the mining plan, taking into consideration production levels, production efficiencies and the budgeted costs. We utilize two types of pay-limits. The first is pay-limit, which includes total cash costs, including overhead costs, to calculate the pay-limit grade. The second is the cut-off which includes total cash costs, excluding overhead costs, to calculate the cut-off grade, resulting in a lower figure than the full pay-limit grade.

        Our ore reserves figures are estimates, which may not reflect actual reserves or future production. We have prepared these figures in accordance with the industry practice, converting mineral deposits to an ore reserve through the preparation of a mining plan. The ore reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on statistical inferences which may prove unreliable.

        Reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover ore reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our ore reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may reduce our profitability in any particular accounting period. Under our current mining plans, all reported reserves would be mined out within the period of existing leases. We have all of the required governmental permits or approvals, or have applied for the necessary extensions, required to exploit our reserves.

        The international mining consulting firm of Resource Service Group has audited the 2002 ore reserves, to the extent of our current mining plans.

        Based on the then prevailing gold price of $320 per ounce and the then prevailing exchange rate of R10 to $1.00 our total attributable proven and probable ore reserves at June 30, 2002 are as follows:

	Tons	Grade	Gold
	(mt)	(g/t)	('000 ozs.)
Underground
Harties Section
- Proven Reserves	19.27	7.1	4,396
- Probable Reserves	13.54	6.0	2,610
Buffels Section
- Proven Reserves	3.11	6.4	636
- Probable Reserves	1.71	6.2	342
Blyvoor Section
- Proven Reserves	19.23	6.9	4,261
- Probable Reserves	15.47	5.5	2,725
Tolukuma Section
- Proven Reserves	0.064	16.7	34
- Probable Reserves	0.098	13.9	44
Total Underground
- Proven Reserves	41.69	7.0	9,324
- Probable Reserves	30.81	5.8	5,723
Total Underground Reserves	72.50	6.5	15,047

Surface
Harties Section
- Proven Reserves	—	—	—
- Probable Reserves	2.26	0.7	352
Buffels Section
- Proven Reserves	—	—	—
- Probable Reserves	18.55	0.6	54
Blyvoor Section
- Proven Reserves	7.33	1.1	249
- Probable Reserves	—	—	—
Crown Section(1)
- Proven Reserves	19.57	0.6	403
- Probable Reserves	5.82	0.7	133
Total Surface
- Proven Reserves	26.90	0.8	652
- Probable Reserves	26.63	0.6	539
Total Surface Reserves(1)	53.53	0.7	1,191

Open Pit
Harties Section
- Proven Reserves	—	—	—
- Probable Reserves	0.52	1.5	25
Buffels Section
- Proven Reserves	—	—	—
- Probable Reserves	—	—	—
Total Open Pit
- Proven Reserves	—	—	—
- Probable Reserves	0.52	1.5	25
Total Open Pit Reserves	0.52	1.5	25

Total Proven and Probable Reserves(1)(2)	126.50	4.0	16,263

(1)
Reflects our attributable 40% interest in the Crown Section, subsequent to our sale of 60% in the Crown Section with effect July 1, 2002.

(2)
The reserves listed in the above table are estimates of what can be legally and economically recovered from operations and, as stated, are estimates of mill delivered tons, including all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserves.

        The approximate metallurgical factors for the 2002 reserves shown in the above table are as follows: Harties Section—96%; Buffels Section—96%; Blyvoor Section—95%; Crown Section—62%; and Tolukuma Section—88%.

        Based on the then prevailing gold price of $270 per ounce and the then prevailing exchange rate of R7.85 to $1.00, our total proven and probable ore reserves at June 30, 2001 were follows:

	Tons	Grade	Gold
	(mt)	(g/t)	('000 ozs.)
Underground
Harties Section
- Proven Reserves	9.7	5.59	1,751
- Probable Reserves	16.2	5.27	2,745
Buffels Section
- Proven Reserves	0.6	4.95	103
- Probable Reserves	2.3	5.48	401
Blyvoor Section
- Proven Reserves	15.3	7.68	3,769
- Probable Reserves	18.1	5.17	3,008
West Wits Section
- Proven Reserves	—	—	—
- Probable Reserves	—	—	—
Crown Section
- Proven Reserves	—	—	—
- Probable Reserves	—	—	—
Tolukuma Section
- Proven Reserves	0.05	18.00	28
- Probable Reserves	0.07	13.00	30
Total Underground
- Proven Reserves	25.8	6.82	5,652
- Probable Reserves	36.7	5.25	6,185
Total Underground Reserves	62.4	5.90	11,836
Surface
Harties Section
- Proven Reserves	—	—	—
- Probable Reserves	2.63	0.93	78
Buffels Section
- Proven Reserves	—	—	—
- Probable Reserves	14.0	0.75	338
Blyvoor Section
- Proven Reserves	8.9	1.12	321
- Probable Reserves	—	—	—
West Wits Section
- Proven Reserves	11.27	0.46	165
- Probable Reserves	1.08	1.19	41
Crown Section
- Proven Reserves	39.6	0.75	959
- Probable Reserves	32.3	0.60	620

Tolukuma
- Proven Reserves	0.003	34.00	3
- Probable Reserves	0.003	29.00	3
Total Surface
- Proven Reserves	59.9	0.75	1448
- Probable Reserves	50.1	0.67	1080
Total Surface Reserves	110.0	1.42	2,528
Total Proven and Probable Reserves(1)	172.4	2.59	14,366

(1)
The reserves listed in the above table are estimates of what can be legally and economically recovered from operations and, as stated, are estimates of mill delivered tons, including all mining dilutions and gold losses except for mill recovery. Metallurgical recovery factors have not been applied to the reserves.

        The approximate metallurgical factors for the 2001 reserves shown in the above table were as follows: Harties Section—96%; Buffels Section—96%; Blyvoor Section—94%; West Wits Section—68.5%; Crown Section—53%; and Tolukuma Section—88%. There were no proven or probable reserves for the Durban Deep Section for fiscal year 2001.

        The following table shows the average drill/sample spacing for each category of reserves at our mines:

Mine	Proven Reserves	Probable Reserves
Harties Section	1/538 sq. ft.	1/193,770 sq. ft.
Buffels Section	1/775 sq. ft.	1/21,530 sq. ft.
Blyvoor Section	1/775 sq. ft.	1/21,530 sq. ft.
Crown Section	1/107,650 sq. ft.	1/107,650 sq. ft.
Tolukuma Section	7 ft. intervals	7 ft. intervals

        In fiscal 2002, the pay-limit approach was applied to the mineralized material database of our various shafts or business units in order to determine the tonnage and grade available for mining. In fiscal 2001, we used the cut-off approach to select ore for mining.

        The pay-limit approach is based on the minimum in situ grade of ore blocks, for which the total cash costs, which includes all overhead costs, are equal to a projected gold price per ounce for that year. This calculation also considers the previous year's mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only blocks above the pay-limit grade are considered for mining. The pay-limit grade is higher than the cut-off grade.

        The cut-off approach is based on the minimum in situ grade of ore blocks, for which the total cash costs, excluding overhead costs, are equal to a projected gold price per ounce for that year. The calculation also considers the previous year's mining and milling efficiencies and the production plan for the next 12 months. The cut-off grade is lower than the pay-limit grade.

        When delineating the economic limits to the orebodies we adhere to the following guidelines:

  •
  The potential ore to be mined is well defined by an externally verified and approved geological model created in our mining software.

  •
  The potential ore, which is legally allowed to be mined, is also confined by the mine's lease boundaries.

  •
  A full life of mine plan is constructed to mine the ore from existing infrastructure.

        The underground reserves quoted as of June 30, 2002 are sensitive to operating costs and gold price assumptions as shown in the table below. These sensitivities are presented to give an indication of changes in reserves relative to the gold price assumptions used.

	US$260/oz			US$290/oz			US$320/oz			US$350/oz
Operation Category	Tons Mt	Grade g/t	Gold '000 ozs.	Tons Mt	Grade g/t	Gold '000 ozs.	Tons Mt	Grade g/t	Gold '000 ozs.	Tons Mt	Grade g/t	Gold '000 ozs.
Blyvoor Section
Proven	17.1	7.5	4,124	19.2	6.9	4,261	21.3	6.5	4,448	23.1	6.2	4,625
Probable	12.0	5.9	2,284	15.5	5.5	2,725	18.2	5.2	3,023	21.4	4.9	3,369
Total	29.1	6.9	6,408	34.7	6.3	6,986	39.4	5.9	7,471	44.5	5.6	7,994
Buffels Section
Proven	3.0	6.4	611	3.2	6.3	645	3.2	6.3	654	3.4	6.2	676
Probable	20.1	1.0	665	20.3	1.1	699	20.3	1.1	706	20.4	1.1	715
Total	23.1	1.7	1,276	23.5	1.8	1,343	23.6	1.8	1,360	23.8	1.8	1,390
Harties Section
Proved	18.9	7.2	4,358	19.5	7.1	4,429	20.2	6.9	4,502	20.7	6.8	4,547
Probable	16.6	5.0	2,691	17.2	5.0	2,762	17.7	4.9	2,811	18.7	4.8	2,909
Total	35.5	6.2	7,049	36.8	6.1	7,191	37.9	6.0	7,313	39.4	5.9	7,456
Crown Section*
Proven	18.4	0.7	402	19.2	0.6	395	22.4	0.6	432	29.2	0.6	554
Probable	6.8	0.5	105	10.0	0.6	180	11.2	0.5	176	14.8	0.3	152
Total	25.2	0.6	507	29.2	0.6	575	33.6	0.6	609	44.0	0.5	706
Total**
Proven	57.4	5.1	9,495	61.1	4.9	9,729	67.1	4.7	10,036	76.4	4.2	10,402
Probable	55.5	3.2	5,745	63.0	3.1	6,366	67.4	3.1	6,717	75.3	3.0	7,145
Total	112.9	4.2	15,241	124.1	4.0	16,095	134.5	3.9	16,753	151.7	3.6	17,547

*
Attributable (40%)

**
Attributable South African operations only

        At different gold prices, alternative mining strategies may be pursued to optimally exploit the orebody. Due to the re-processing nature of our surface operations, those reserves are not sensitive to the price of gold and are included in our reserve statement provided that the gold price per ounce exceeds the per ounce cost of processing the materials. Also, due to the limited life of mine and the nature of the orebody at the Tolukuma Section, the reserves at that section are not sensitive to the price of gold.

Recent Capital Investments

  •
  During August 1999, a Heads of Agreement was entered into between us and Laverton NL or Laverton, an Australian listed company, for the purchase all of the assets and liabilities of the Rawas Group which owned the Rawas goldmine located in Indonesia. A Memorandum Of Understanding was also signed during March 2000 detailing the proposed transaction in more detail.

    During 1999, we allotted and issued 8,282,056 ordinary shares pursuant to the Rawas transaction. The Rawas Shares were issued to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Rio Tinto

    Rawas Holdings Ltd, Continental Goldfields Ltd., Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia (Pty) Ltd, all of which were creditors of Laverton or its subsidiaries, in anticipation of receiving shares in and claims against the companies in the Rawas Group and the rights to the Rawas mine. The shares were allocated to each creditor based on its relative exposure. No valuation proceedings were conducted prior to the issuance. At the time, our then executive chairman, Mr. R.A.R. Kebble was a director of Laverton and JCI Gold Limited.

    In about May 2000, certain irregular transactions in our offshore companies, that were initiated from our offices in Perth Australia, came to light. A special committee was appointed by our Board to investigate these transactions. Evidence has come to light revealing that the ordinary shares were issued without our legal authority and suggesting that this occurred as a result of a transaction entered into for the benefit of certain third parties. Upon discovery by the board of the unlawful transactions, the board decided to recind the Heads of Agreement and the Memorandum of Understanding. Because of this, we never received the shares.

    Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas shares, it was not possible to distinguish the Rawas shares from all the other issued ordinary shares, and so their identity had been lost. This meant that none of the Rawas shares, and their holders at the time, could be identified and therefore, none of the Rawas shares could be removed from our members' register. The Rawas shares, therefore were effectively in issue without a possibility of removing them from the members' register.

    The shareholders were then asked to pass a special resolution in terms of Section 82 of the South African Companies act to apply to the court of South Africa to validate these Rawas shares. The court validated these shares during July 2002.

    The shares issued for the transaction have been included in the annual financial statements and the attributed $12.4 million value of the shares issued had been credited to stated capital, although the issue of shares had to be validated by the Court. The attributed $12.4 million value of the shares was written off on the income statement as aborted acquisition costs during fiscal 2000, as the recovery of this amount was uncertain. Additionally all costs associated with this aborted acquisition, including loans made by us to members of the Rawas Group, were written off in 2001.

  •
  After acquiring an initial 19.9% investment in Hargraves Resources NL, or Hargraves, for R33.6 million ($3.2 million) we announced on July 12, 1999 our intention to make a bid to acquire all of the outstanding shares of Hargraves. Prior to making this bid, we secured two positions on the board of directors of Hargraves. On September 15, 1999, the bid, consisting of one ordinary share and A$0.70 for every seven Hargraves shares was launched. We issued 12,702,835 ordinary shares at an aggregate value of approximately $19 million and paid cash of $11.2 million in connection with this acquisition through the offer and our subsequent purchase of the remaining shares on the open market. Additionally, we entered into a A$10 million loan facility with N. M. Rothschild & Sons (Australia) Limited, or Rothschild, for the cash portion of the acquisition. During January 2001, we issued 9,554,950 ordinary shares for cash in order to repay the A$10 million loan, as well as a convertible note in the principal amount of A$2 million ($1.2 million) issued by Hargraves to Rothschild and guaranteed by us. The fair value was determined by an independent appraiser, in accordance with the requirements of the Australian Stock Exchange, and published in a Part A document in which our directors confirmed the value. December 25, 1999, the Browns Creek mine was flooded after a scheduled blast and, after evaluating the damage to the mine, we decided not to attempt to salvage the operations. On September 23, 2000, our Directors resolved to place Hargraves into voluntary administration or bankruptcy. Our investment in Hargraves, which amounted to $30.9 million, was written off in full in fiscal 2000.

  •
  During September 1999, we purchased 28,693,002 (19.9%) ordinary shares of Dome for R35 million ($3.3 million). On March 13, 2000 we made an unconditional offer to the shareholders of Dome to acquire all the shares in Dome which we did not already own. The offer consisted of one ordinary share and A$0.80 cash for every nine Dome shares. The closing date for this offer was April 13, 2000 but the offer was extended because only 97.34% of Dome ordinary shares had been acquired. We completed this acquisition in June 2001. As consideration of this acquisition, a total of 12,514,101 new ordinary no par value shares were issued by us at a price of R9.85 per share and R87.5 million ($8.3 million) was paid in cash.

  •
  On October 10, 2002, CGR entered into an agreement to purchase the entire issued share capital and all shareholder claims of ERPM. CGR paid a purchase price of R100 million ($9.5 million) for this acquisition. CGR acquired ERPM without indeminification for any disclosed or undisclosed liabilities, as the Seller was unwilling to provide such indemnification. In the course of negotioations, a due diligence investigation was conducted. As a result of this investigation, the initial purchase price was reduced by approximately R40 million to reflect potential liability at the time the acquisition was entered into.

  •
  On December 16, 2002 we announced our proposed acquisition of an equity stake in Emperor Mines Limited, an Australian listed gold mining company. Emperor Mines Limited produces about 150,000 ounces of gold a year from its Vatukoula mine in Fiji. As part of the acquisition we will have the right to appoint two members of the eight member board of Emperor Mines Limited. As of December 31, 2002, we had acquired on the open market 0.51% of Emperor Mines Limited for A$0.7 million ($0.4 million). By March 31, 2003 we had increased our percentage holding in Emperor Mines Limited through additional purchases on the open market to 19.81% at a total additional cost of A$15.8 million ($10.4 million)

Labor Relations

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

        ERPM has recently experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company.

Labor Productivity and Medical Costs

        The present Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, the Mine Health and Safety Act imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs or reduce our production capacity.

        Under the Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for death or disability arising in the course of their work. We have contributed approximately R58 million ($5.5 million) over the past three fiscal years under the COID Act. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment.

        Under the Occupational Diseases in Mines and Works Act, 1973 (as amended), or the Occupational Diseases Act, the fund created pays compensation to employees of mines performing "risk work" (which is work declared to be "risk work" by the Minister for Health, usually in circumstances where the employee is exposed to dust, gases, vapors, chemical substances or other working conditions which are potentially harmful), if the employee contracts a "compensatable disease" (which includes pneumoconiosis, tuberculosis, a permanent obstruction of the airways, and any other disease declared to be so by the Minister for Health). No employee is entitled to benefits under the Occupational Diseases Act for any disease for which compensation has been received or is still to be received under the COID Act.

        In the future, compliance with the Mine Health and Safety Act and the COID Act may require significant expenditures which could increase our costs or reduce our production capacity.

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

        Blyvoor has a contract with AngloGold Health services to provide all health care services, including a wellness program, which treats AIDS related illnesses, provides counselling on healthy life styles and monitors the progression of the HIV virus. Similar services are offered at our North West Operations by our 100% owned subsidiary, Duff Scott Hospital.

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

  Mineral and Petroleum Resources Development Act, 2002

        In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002, or the Act, which was passed by parliament in June 2002. The Act will come into operation on a date to be proclaimed by the President which is expected to be during or shortly after June 2003. Until then, the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization from the State.

        The Act vests custodianship of South Africa's mineral resources in the State which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to acquire new rights.

        Where we hold mineral rights and mining authorizations and conduct mining operations on the date on which the Act comes into effect, we will be able, within five years from the date of effectiveness of the Act, to submit the old rights and authorizations for conversion to a new mining right. We will need to submit a mining work program to substantiate the area and period of the new right, and also to comply with the requirements of the Charter discussed below. A similar procedure applies where we hold prospecting rights and a prospecting permit and conduct prospecting operations, but we must apply for a conversion to a new prospecting right within the two years from the date of effectiveness of the Act for which purpose a prospecting work program must be submitted. Where we hold unused rights however, we will have one year to apply for new prospecting rights or mining rights, the requirements of which are more stringent than for conversion, and involve non-concentration of resources, fair competition, no exclusionary effects, and proof of financial and technical ability.

        If we do not acquire new rights under the Act, we would be entitled to claim compensation from the State if we can prove that thereby our property has been expropriated as provided for under the Constitution of South Africa. Whether mineral rights constitute property and whether the Act does bring about an expropriation are both aspects which are the subject of legal debate which is likely to be settled ultimately by litigation. The factors in determining compensation include not only fair market value but also history of acquisition and use and aspects of redress and reform which could have the effect of reducing the compensation.

        Even where the new rights are obtained under the Act, these rights will not be equivalent to the existing rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work programs submitted by an applicant do not substantiate the need to retain the area covered by the old right. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, a maximum of 30 years with renewals of up to 30 years each and in the case of prospecting rights, up to five years with one renewal of up to three years. The Act provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition, and non-exclusion of others. In addition, the new rights will be transferable subject to the approval of the Minister of Mines, or the Minister. Mining or prospecting must be conducted continuously and actively thereafter.

        The new rights can be suspended or cancelled by the Minister on breach or, in the case of mining rights, on non-optimal mining in accordance with the mining work program.

        The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Money Bill, 2003, which was released in March 2003 for comment, and which proposes a quarterly royalty payment of 3 percent of gross revenue in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right.

        The Act calls for a charter, or Charter, to be developed by the Minister within five years of commencement of the Act, but the content of which has largely been agreed with mining industry representatives (including us), and with representatives of other stakeholders. The Charter's stated objectives include;

  •
  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation,

  •
  expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities, and

  •
  promotion of beneficiation.

        The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years. It contemplates that this will be achieved by, among other methods, disposals of assets by mining companies to historically disadvantaged persons on a willing seller—willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the government in February 2003. Failure to comply with the requirements of the Charter could result in the suspension or cancellation of one or more of or licenses or cause us to be subject to fines.

        We fully support the notion that the mining industry and the wider South African economy must find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. We have made progress in adjusting the ownership structure of our South Africa mining assets and the composition of our management consistent with the Charter's spirit. An example of this progress is our recent sale of 60% of our interest of CGR to KBH, which is a black empowerment company. We believe that will meet meet the Charter's targets in accordance with the scorecard.

        However, at this point we are unable to set out a definative timeline of when we will comply with our objectives before the expiration of the 10 year time limit as the legislation was only recently passed. We are also unable to identify any permits, rights or investments which we may lose for any non-compliance.

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

        Finally, and in order to assess potential impacts on aquatic fauna, we commenced an aquatic fauna and metals in tissue survey in December 2002. We anticipate completing this survey before the end of May 2003.

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

C.    Organizational Structure, Property, Plants and Equipment

        The following chart shows our structure as of April 15, 2003. All of our subsidiaries are incorporated in South Africa unless otherwise indicated.

GROUP STRUCTURE

(1)
Incorporated in Australia.
(2)
Incorporated in Papua New Guinea.

        Below are maps showing the locations of our mines and projects in South Africa and New Guinea.

Description of Significant Subsidiaries, Properties and Mining Operations

        As of April 15, 2003, we had the following significant subsidiaries and operations:

South Africa

  •
  Buffelsfontein Gold Mines Ltd

        Buffels was incorporated and registered as a public company in South Africa on September 20, 1995 under the name Camelian Investments (Pty) Ltd. As of December 31, 1995, Buffels acquired the assets and liabilities of the Buffelsfontein mine division of Buffelsfontein Gold Mines Company Limited previously managed by Gencor Limited, a South African mining company. We acquired Buffels on September 15, 1997. On August 16, 1999, Buffels acquired both the Harties business assets and the Hartebeestfontein Gold Mining Company Limited, or Hartebeestfontein, from Avgold Limited. Hartebeestfontein was incorporated as a public company in South Africa on June 20, 1949 and is now dormant. We refer to the Buffels and Harties Sections collectively as the North West Operations.

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

        The Buffels and Harties Sections mine the Vaal Reef ore and previously discarded low-grade rock dumps. In addition to mining its lease area, Buffels currently operates and mines the adjoining Harties mineral rights areas and another area pursuant to royalty-based tribute agreements with Lucas Block Minerals Limited, a South African company, and Harties. The average mining depth at the Buffels Section is 6,099 feet (1,790 feet below mean sea level, or BMSL) and 5,322 feet (961 feet BMSL) at the Harties Section.

        The bulk of the mine's ore reserves have been mined-out but the infrastructure is in good condition and is being used by Buffels to access remnant reserves and blocks originally bypassed because of structural complexity. Access from the surface to the current underground workings of the mine is through vertical and underground incline shafts. Mining of the reef takes place in stope panels. Holes are drilled into the solid rock and are charged with explosives and blasted. The loosened rock is removed from the stope panels and is conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and conveyed to the metallurgical plant for gold extraction. Based upon a gold price of $320 per ounce and an exchange rate of R10 to $1, at June 30, 2002 proven and probable reserves of the Buffels Section were 1,330,000 ounces and we estimate that the life of the Buffels Section extends to the year 2010.

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

        Gold production at the Harties Section started in 1955 on the Vaal Reef. By the late 1990's the mine had reached a position where its life was dependent on the mining of shaft pillars and scattered remnants. Under our management, the mine has produced more than 1.1 million ounces of gold. Based upon a gold price of $320 per ounce, and an exchange rate of R10 to $1, at June 30, 2002 proven and probable reserves of the Harties Section were 7,084,000 ounces and we estimate that the life of the Harties Section extends to the year 2026.

        Buffels acquired the Harties mine on August 16, 1999. The Harties Section has been converted from a high-grade mine with a short life to a medium-grade mine with a longer life. This has been achieved in three stages, firstly, by the conversion of the previous owners' mine plan and operating method, secondly, by dropping the pay limits and putting in place a medium-term operational plan including the opening up of old mining areas for remnant mining, and thirdly, developing a sustainable life of mine plan that will be supported by areas not included in the previous owners' mining plan due to high pay limits.

        The following table details the operating and production results from the North West Operations for the past three fiscal years.

	Year ended June 30,
	2002	2001	2000
Production
Buffels
-Surface Operations
Ore mined ('000 tons)	3,520	3,627	3,479
Recovered grade (oz/ton)	0.012	0.013	0.018
Gold produced (ounces)	43,339	48,451	61,922
-Underground Operations
Ore mined ('000 tons)	633	607	586
Recovered grade (oz/ton)	0.198	0.197	0.199
Gold produced (ounces)	125,549	119,829	116,803
Harties
-Surface Operations
Ore mined ('000 tons)	2,774	3,266	2,946
Recovered grade (oz/ton)	0.022	0.018	0.019
Gold produced (ounces)	60,347	58,451	55,881
-Underground Operations
Ore mined ('000 tons)	1,873	2,058	1,856
Recovered grade (oz/ton)	0.166	0.185	0.216
Gold produced (ounces)	311,315	381,596	401,593
Total Ounces produced	540,550	608,327	636,199
Results of Operations ($)
Revenues ('000)	160,596	168,111	170,937
Cash cost ('000)(1)	118,265	140,225	155,503
Cash profit ('000)(2)	42,331	27,886	15,434
Other Non-U.S. GAAP Financial Data(1)
Cash cost per ounce of gold ($)	219	231	244
Total cost per ounce of gold ($)	426	300	273

(1)
For a discussion of total costs and cash costs See Item 3. Key Information—A. Selected Financial Data.
(2)
Cash profit represents the difference between Revenues and Cash cost.

        North West Operations gold production for the 2002 fiscal year was 540,550 ounces as compared to 608,327 ounces for fiscal 2001 and 636,199 ounces for fiscal 2000. We were able to reduce cash costs to $219 per ounce of gold in fiscal 2002 from $231 per ounce of gold in fiscal 2001 and $244 per ounce of gold in fiscal 2000 through the review of the mining plan, introduced after we acquired the mine in August 1999. Total cost per ounce of gold increased to $426 per ounce in fiscal 2002 from $300 per ounce in fiscal 2001 and $273 per ounce in fiscal 2000. This increase is primarily due to costs incurred in the close out of our hedge book in 2002. We believe additional potential exists within previously abandoned pillars, fault-loss areas, the mining of outcropping reefs and other opportunities which are aimed at increasing the life of the mine to more than ten years.

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

        Two levels have been holed between the previous Doornfontein mine and workings within the Blyvoor lease extension (purchased in 1996 from Western Deep Levels Limited) to allow ore from the bottom of the Blyvoor workings to be trammed across and hoisted up Blyvoor No. 5 Shaft. From there, it is trucked to the gold plant. The average mining depth at the Blyvoor Section is 10,541 feet (5,292 feet BMSL).

        The merger with neighboring Doornfontein in October 1995, and the purchase of the mineral rights representing the Western Deep Levels Tribute area in December 1996, has increased Blyvoor's reserve base substantially. Our focus is now on realizing the potential of the remaining orebody. Together, these two operations have produced over 35 million ounces of gold since inception. We anticipate that the new access to more efficient infrastructure, realized as a result of the merger with Doornfontein, combined with the anticipated benefits of the expansion project currently underway, will enable costs at the Blyvoor Section to eventually stabilize between $200 to $210 per ounce.

        The following table details the operating and production results from the Blyvoor Section for the past three fiscal years.

	Year ended June 30,
	2002	2001	2000
Production
-Surface Operations
Ore mined ('000 tons)	1,960	2,186	2,028
Recovered grade (oz/ton)	0.027	0.031	0.027
Gold produced (ounces)	52,854	68,255	54,528
-Underground Operations
Ore mined ('000 tons)	838	656	646
Recovered grade (oz/ton)	0.239	0.233	0.235
Gold produced (ounces)	200,171	152,556	152,105
Total ounces produced	253,025	220,811	206,633
Results of Operations ($)
Revenues ('000)	73,705	59,548	58,858
Cash cost ('000)(1)	46,579	50,777	55,624
Cash profit ('000)(2)	27,126	8,771	3,234
Other Non-U.S. GAAP Financial Data(1)
Cash cost per ounce of gold ($)	184	230	269
Total cost per ounce of gold ($)	327	241	302

(1)
For a discussion of total costs and cash costs see Item 3. Key Information—A. Selected Financial Data.
(2)
Cash profit represents the difference between Revenues and Cash cost.

        The Blyvoor Section is currently undergoing a substantial expansion. This project will facilitate the commissioning of additional infrastructure and the opening up of additional areas to further enable the effective mining of payable mineral resources at the Blyvoor Section. We anticipate a significant increase in underground production and an increase in our cash costs, to approximately $212 for the 2003 fiscal year, from $184 per ounce for fiscal 2002 as a result of this project. Total costs per ounce of gold produced increased to $327 per ounce in fiscal 2002 from $241 per ounce in fiscal 2001 and $302 per ounce in fiscal 2000. This increase is primarily attributable to costs incurred in the close out of our hedge book in 2002. The Blyvoor Section gold production for the 2002 fiscal year was 253,025 ounces as compared to 220,811 ounces in fiscal 2001 and 206,633 ounces in fiscal 2000. Based upon a gold price of $320 per ounce and an exchange rate of R10 to $1, at June 30, 2002 proven and probable reserves of the Blyvoor Section were 7,235,000 ounces and we estimate that the life of the Blyvoor Section extends to the year 2028.

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

        On October 10, 2002, CGR entered into an agreement to purchase the entire issued share capital and all shareholders' claims of ERPM. ERPM is located near the town of Boksburg on the East Rand, which is east of Johannesburg and approximately 60 miles from the Blyvoor Section. The purchase price of this acquisition is R100 million ($9.5 million).

        In connection with CGR's acquisition of ERPM, we entered into a loan and pledge agreement during October 2002. Under this agreement we agreed to lend and advance ERPM a working capital facility of R10 million ($0.9 million). The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft. As of March 31, 2003 the interest rate on the loan stood at 17%. The largest amount outstanding on the loan to date is $1.25 million). CGR's acquisition of ERPM has been approved by the South African competition authorities.

        In October 2002 we loaned CGR the sum of R60 million ($5.7 million) to facilitate its acquisition of ERPM. We have subsequently loaned CGR an additional R9.9 million ($0.9 million, which CGR in turn loaned to ERPM as working capital.

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

        The following table details the operating and production results from the Crown Section for the past three fiscal years:

	Year ended June 30,
	2002	2001	2000
Production
Ore mined ('000 tons)	12,297	12,099	11,650
Recovered grade (oz/ton)	0.011	0.012	0.012
Gold produced (ounces)	138,665	145,029	140,916
Results of Operations ($)
Revenues ('000)	40,606	39,216	40,150
Cash cost ('000)(1)	28,254	31,055	35,426
Cash profit ('000)(2)	12,352	8,161	4,724
Other Non-U.S. GAAP Financial Data(1)
Cash cost per ounce of gold ($)	204	214	251
Total cost per ounce of gold ($)	278	238	301

(1)
For a discussion of total costs and cash costs see Item 3.—Key Information—A. Selected Financial Data.
(2)
Cash profit represents the difference between Revenues and Cash cost.

        The Crown Section gold production for the 2002 fiscal year was 138,665 as compared to 145,029 ounces for fiscal 2001 and 140,916 for fiscal 2000. We were able to reduce cash costs to $204 per ounce of gold in fiscal 2002 from $214 per ounce in fiscal 2001 and $251 per ounce in fiscal 2000 due to the weakening of the Rand against the Dollar and cost control measures instituted by management. Total cost per ounce of gold increased to $278 per ounce in fiscal 2002 from $238 per ounce in fiscal 2001 and $301 per ounce in fiscal 2000. This increase is primarily attributable to costs associated with the close out of our hedge book in 2002. Based upon a gold price of $320 per ounce and an exchange rate of R10 to $1, at June 30, 2002 proven and probable reserves of the Crown Section were 1,340,000 ounces and we estimate that the life of the Crown Section extends up to 2010.

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

        Also at the Far East vertical shaft, there is a significant dyke development that trends roughly north-south and is exposed in the western faces. Faults in this area generally have small throws and are easily negotiated. Routine cover drilling is in place and several holes that are 650 feet in length have been drilled towards the east to locate a fault that appears to be seismically active. These holes indicate that future production will not be impacted by this fault for the next two years. In order to obtain advance warning about the position of these faults, proposals for 1,300 feet holes have been budgeted.

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

        The following table details the operating and production results from the West Wits Section for the past three fiscal years:

	Year ended June 30,
	2002	2001	2000
Production
Ore mined ('000 tons)	3,262	2,815	2,685
Recovered grade (oz/ton)	0.007	0.009	0.030
Gold produced (ounces)	23,245	25,849	81,276
Results of Operations ($)
Revenues ('000)	6,897	6,973	23,246
Cash cost ('000)(1)	6,137	8,126	25,654
Cash profit/(loss) ('000)(2)	760	(1,153)	(2,408)
Other Non U.S. GAAP Financial Data(1)
Cash cost per ounce of gold ($)	264	314	316
Total cost per ounce of gold ($)	355	241	602

(1)
For a discussion of total costs and cash costs see Item 3. Key Information—A. Selected Financial Data.
(2)
Cash profit/(loss) represents the difference between Revenues and Cash cost.

        The West Wits Section gold production for the 2002 fiscal year was 23,245 as compared to 25,849 ounces for fiscal 2001 and 81,276 ounces for fiscal 2000. We were able to reduce cash costs to $264 per ounce of gold in fiscal 2002 from $314 per ounce of gold in fiscal 2001 and $316 per ounce of gold in fiscal 2000 primarily due to the weakening of the Rand against the Dollar. Total cost per ounce of gold increased to $355 per ounce in fiscal 2002 from $241 per ounce in fiscal 2001 but is still below the $602 per ounce of fiscal 2000. This increase is primarily attributable to costs incurred in the close out of our hedge book in 2002.

        In June 2002, we entered into an agreement with Bophelo Trading (Pty) Limited, or BTL, for the sale of the West Wits gold plant, freehold areas, surface rights permits and certain related assets for R25 million ($2.4 million) to process previously reclaimed sand dumps and surface materials located at the West Wits Section. The purchase price is to be paid in installments from September 30, 2002. As part of the agreement, we agreed to indemnify BTL against any loss, damage or expense which BTL might incur as a result of any liability in connection with the transferred assets, the cause of which arose prior to this sale.

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

  Tolukuma Section

        The Tolukuma Section is worked on a "fly-in-fly-out basis", with all staff being accommodated in single quarters. Open pit and underground mining is conducted using mining plant and equipment owned by Dome. Access underground is via declines. A mechanised cut and fill, or "avoca", mining method is used. Ore is hauled to the metallurgical plant which is about 600 yards from the mine then milled and treated through a conventional CIL circuit. The plant has an 18,000 tpm design capacity. The mine is located about 100 miles north of Port Moresby in Papua New Guinea at an elevation of 1,550 feet. The average mining depth at the Tolukuma Section is 492 feet (5,118 feet above mean sea level).

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

        The Tolukuma deposit is an epithermal low sulphidation gold/silver/quartz vein system notable for its high-grade "bonanza" style mineralization. The Tolukuma deposit, as currently exploited, is essentially a single narrow epithermal vein system that follows a series of linked structures trending generally south easterly from Tolukuma Hill. Quartz veins average three to six feet in width over a strike length in excess of 0.6 of a mile. All of the present potential gold reserves are located within these veins, in four sections that have different geological characteristics. From north to south these sections are Gifunis, Tolukuma, Tolimi and Gulbadi, containing 2%, 5%, 37% and 56% of the potential gold reserves are, respectively. The distribution of the silver mineralization is very similar, being 1%, 7%, 37% and 55%, respectively. A clay zone of variable width is located in the Gulbadi section. Minor loops off the main vein, minor splay veins and minor cross veins are excluded from the potential gold reserves, although they are mined at times. Virtually all of the production is from underground.

        The following table details the operating and production results from the Tolukuma Section for the past three fiscal years.

	Year ended June 30,
	2002	2001	2000
Production
Ore mined ('000 tons)	184	134	29
Recovered grade (oz/ton)	0.39	0.47	0.61
Gold produced (ounces)	71,955	63,593	17,811
Results of Operations ($)
Revenues ('000)	22,050	17,295	5,501
Cash cost ('000)(1)	17,272	15,418	3,818
Cash profit ('000)(2)	4,778	1,877	1,683
Other Non-U.S. GAAP Financial Data(1)
Cash cost per ounce of gold ($)	240	242	214
Total Cost per ounce of gold ($)	369	316	488

(1)
For a discussion of total costs and cash costs see Item 3. Key Information—A. Selected Financial Data.
(2)
Cash profit represents the difference between Revenues and Cash cost.

        The Tolukuma Section gold production for the 2002 fiscal year was 71,955 ounces as compared to 63,593 ounces for fiscal 2001 and 17,811 ounces for fiscal 2000. The Tolukuma Section also produced 261,550 ounces of silver in fiscal 2002. We were able to reduce cash costs to $240 per ounce of gold in fiscal 2002 from $242 per ounce of gold in fiscal 2001 and $214 per ounce of gold in fiscal 2000 primarily due to production efficiencies related to the increase in ounces produced. Total cost per ounce of gold increased to $369 per ounce in fiscal 2000 from $316 per ounce in fiscal 2001 but is still below the $488 per ounce in fiscal 2000. This increase is primarily attributable to costs incurred in the close out of our hedge book in 2002. Tolukuma was purchased in April 2000 and thus the production of 17,811 ounces of gold in fiscal 2000 reflects only a period of three months. Based on a gold price of $320 per ounce and an exchange rate of R10 to $1, at June 30, 2002 proven and probable reserves of the Tolokuma Section were 78,000 ounces and we estimate the life of mine of the Tolokuma Section extends up to 2005. Of this amount, 43,853 ounces are considered undeveloped reserves. This entire amount will be developed during the life of mine.

Exploration Projects

  •
  South Africa

        The Argonaut Project represents the southern down-dip extension of the Central Rand gold field. The strike length of the area covered by the mineral rights covers approximately 19 miles from Durban Deep in the west to ERPM in the east and reaches a depth of more than 13,000 feet.

        The Argonaut Project was suspended in August 1999 due to the prevailing low price of gold. At present, we have completed a three-dimensional seismic survey and a comprehensive mineral and surface rights search. The feasibility of the Argonaut Project has been re-evaluated by us due to the recent increase in the Rand price of gold. The lead times for the Argonaut Project are as follows: exploration phase—0 to 3 years; mine construction—4 to 11 years; and gold production buildup—8 to 11 years.

        Further exploration work on the Argonaut Project is necessary over the next several years to accurately delineate the underground gold reserves which lie between approximately 9,800 and 16,400 feet below the surface. Only after this exploration work is complete will we be able to commence sinking shafts. Following the resignation of Mr. Nicolas Goodwin, one of our non-executive directors who managed the Argonaut Project, we hired Blackfriars Court, as mining and minerals management advisers to manage and coordinate the project on our behalf.

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

        Once the seismic survey results are known, this data is used to assist in positioning the exploration boreholes that are needed to sample and measure the amount of gold in the reefs. Approximately thirty-five boreholes will be drilled to evaluate gold deposits at the Argonaut Project. The drilling of the boreholes will start approximately one year after the three dimensional seismic survey has commenced and will continue for an additional two years. If the results of the three dimensional seismic survey and drilling are encouraging, a detailed feasibility study will be conducted. Once this is complete, the design of the gold mine and underground workings can commence. This will require an additional two years. We have filed an application for a prospecting permit.

  •
  Papua New Guinea

        Results of the Saki prospect area, have yielded low grades to date with our best results to date being 0.19 oz/t over 3.3 feet and 0.16 oz/t over 10.7 feet. Drilling is continuing and we are targeting veins that are down the hill and deeper into the system in areas where surface sampling has shown increased grades.

        Drilling sites are also being prepared on the Taula vein at Seri Seri which is 2.5 miles south of the Tolukuma mine. Grass roots exploration has been concentrated on uranium and thorium responses developed from reprocessing of the airborne program of 1998. This is being done to test the concept of radiometric signatures potentially identifying mineralization compared to the potassium data highlighting the alteration. Eleven targets have been identified (all within 6 miles of Tolukuma), and the first of these has revealed an extension of the Tolukuma Structure, however, as yet no significant gold mineralization has been located.

        A new road is being extended south from the Gulbadi pit into the Illive Valley for the drilling of deep holes into the Milaihamba Structure, which is a future mining area. This road is now being mapped and sampled to identify structures and mineralization interpreted from the opposite side of the valley. Approximately 15 miles of line has been cleared for surveyors to mark out the boundaries of a new mining lease application that will include the prospects of Saki and Taula veins.

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

  •
  Australia—Daylesford

        Our license in Daylesford, which is a prospecting area in Victoria, Australia, was renewed for a period of one year expiring on May 2003. Progress to date includes data acquisition and interpretation. Previous drilling by Range River Gold NL, does not appear to effectively test a structurally favorable zone below the Ajax workings, which is a mining area, since the area has not been tested by drilling beyond relatively shallow depths. Testing of drill samples indicates 85% of gold is located at a depth of less than 345 feet. The quartz reef mineralization appears to have strike lengths of less than 492 feet with widths of approximately 9 to 50 feet and multiple reefs were exploited representing structural repetition at depth.

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

        This structured internal audit process is now being further applied to serve as basis for the Environmental Management Program, or EMP, performance assessment and monitoring reports, compliant with Regulations 5.17 and 5.18 of the Minerals Act, which we have scheduled to submit to the Department of Minerals and Energy, or the Department, in May 2003.

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

  North West Operations

        Activities in these sections include underground mining and the reclamation of surface dump material. Prospecting aimed at examining the viability of open-pit mining in the Townlands area and the mining of a number of residue deposits is currently underway. Due to its proximity to the Vaal River and the potential of pollution from seepage and run-off of water, a program has been initiated to increase the water retention capacity of the paddocks at the Buffelsfontein Tailings Complex and return water dams and to install a "draw off" system which will allow for return water to be re-circulated to the multigold plant, thus minimizing potential water pollution and utilizing polluted water more fully. A program has also been initiated to progressively vegetate the Buffelsfontein tailings dam slopes, aiming at self-sustainability within the next six years. A similar program is already well advanced at the Hartebeestfontein complex. Additionally, a comprehensive water balance program is currently being prepared and is scheduled for completion by the end of June 2003. We believe this water balance model will, when completed and implemented, benefit the whole area, as it is anticipated that it will reduce dependence on the Midvaal potable water reticulation system. This will reduce pressure on this scarce national resource in the North West Province.

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

  Blyvoor Section

        The Blyvoor Section has its own unique environmental risks, due to its dolomitic geology and geohydrology, sinkholes and subsidences which require remediation using appropriate cost-effective filling techniques. The Blyvoor Section is an active mining operation and pumps water to the surface in the amount of 460,000 cubic feet per day. Most of this water is discharged into the Wonderfontein Spruit, which is a local stream. Water from the Doornfontein mine is also discharged into the Grootdraai Dam. Several other neighboring mining operations also discharge water into this area. The surrounding area comprises agricultural land and mining towns.

        The consequence of this pumping could be that ground water, streams and wetlands become polluted. Also, dolomitic rock will be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. As the water reaches the surface, there will be an increased risk of damage to municipal services, foundations of buildings and properties. The Blyvoor Section is currently in operation and monitors all water discharge as required by its environmental management program. This water is known as "fissure water" and is generally of good quality. Therefore, we believe that the contribution of this water to pollution of water in the area is minimal. We are also considering a plan to purify a portion of the water to potable standards for our own use at the Blyvoor Section.

        We have not conducted an assessment of the full scope of such potential environmental damage. This is because the impact of our discharge cannot be addressed without addressing the impact from the discharge of other neighboring mining operations. The Far West Rand Dolomitic Water Association, of which all mining operations in the area are members, has undertaken two studies. One study addresses the methodologies proposed for filling in sinkholes and subsidences and was completed in January 2003. The second study will address the impact of the flooding on the dolomitic aquifers when mining in the area ceases. This study has been commissioned and is being planned by Dr. Frank Winde and is scheduled to be completed by the end of 2003.

        In addition to purifying the water for our own use, we repair all sinkholes, in accordance industry and government standards, as they form on our property. Sinkholes which form outside of our property are repaired by the Far West Rand Dolomitic Water Association.

        Additionally, Blyvoor has also provided input and is currently supporting a regional initiative aimed at providing an integrated water management strategy in the Carletonville area. Pollution from slime dams is controlled by dust suppression and water management programs. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Environmentally friendly dust suppressants, such as molasses, are also applied. Dust fall-out is also monitored. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings complexes followed by the application of lime, to neutralize the natural acidic conditions, and fertilizer.

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

        The Durban Deep Section is located within the geographical area known as the central basin which stretches from the Durban Deep Section in the west to ERPM in the east. ERPM currently has an active pumping program in place and also a program to seal all points of water ingress which are not currently in use. This program has been substantially completed. Most of the mining and pumping in this geographical area has ceased. As a result, the entire basin is experiencing flooding. We estimate that if ERPM were to cease pumping entirely, water would begin to flood to the surface in the central basin within seven years which would have an immediate impact on the surrounding areas.

        The West Wits Section is located in the geographical area known as the Western Basin. There is no hydraulic continuity between the Western Basin and the Central Basin. Water has already begun to flood to the surface in this area from other neighboring mining operations. However, there has been no flooding of water to the surface on any of our properties located in the Western Basin. This water is of poor quality, containing heavy metals, sulphates and other pollutants.

        Because of this, the Department of Water Affairs and Forestry, or DWAF, requires that this water be temporarily directed into Robinson Lake to prevent it from reaching the Tweelopiesspruit, which is a local stream. If the water were to reach this stream, it could pollute neighboring communities, the Krugersdorp Game Reserve and the Sterkfontein Caves located nearby. A forum on which we are represented has been established in consultation with DWAF, the Department, the Department of Agriculture, Conservation, Environment and Land and other neighboring mining operations to address and manage the impact of the current flooding in the area.

        We have developed a program to progressively seal all potential ingress points at the Durban Deep and West Wits Sections. We anticipate that this program will be completed by May 2005.

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

        We may incur significant costs associated with complying with the requirements imposed under existing or new legislation and regulations. This may include the need to increase and accelerate expenditure on environmental rehabilitation, which could increase our costs and reduce our profitability. With the introduction of an environmental rights clause in South Africa's Constitution a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than laws previously applied in South Africa. Examples of such legislation include the National Water Act, 1998 (as amended), and the National Environmental Management Act, 1998 (as amended), both of which include stringent "polluter pays" provisions. We believe that our current provisions for compliance with such legislation are reasonable.

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

        Level 2 Category A activities are:

  •
  drilling programs where the aggregate depth of all holds drilled is greater than 8,200 feet; and
  •
  mechanized mining on a mining lease issued under the Mining Act involving non-chemical processing of no greater than 55,000 tons per annum.

        Level 2 Category B activities are:

  •
  mechanized mining of a mining lease issued under the Mining Act involving chemical processing of no greater than 55,000 tons per annum;
  •
  mechanized mining on a mining lease issued under the Mining Act involving non-chemical processing of more than 55,000 tons per annum; and
  •
  mineral beneficiation or processing other than alluvial mining in accordance with an alluvial mining lease issued under the Mining Act.

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

Environmental Issues in Papua New Guinea

        The Tolukuma Section has been developed in accordance with an environmental plan approved by the Papua New Guinea authorities in July 1994. We believe the project materially complies with all environmental requirements. Tailings are routinely discharged into the Auga/Angabanga river system. The discharging of tailings into riverine and marine systems in Papua New Guinea is an acceptable practice due to the seismic instability of the area and the dangers this poses for the stability of conventional tailings dams. Due to the fact that ore mined at the Tolukuma Section is high in mercury, the potential does exist that levels of mercury discharged into the river system might expose us to criminal liability under Papua New Guinea legislation. We are not aware of any adverse health effects on communities associated with the Tolukuma Section. Additionally a comprehensive monitoring program has been undertaken in accordance with an approved Environmental Management and Monitoring Program which addresses water quality, population dietary survey and aquatic fauna and metals in tissue surveys. In order to ensure that mercury discharges remain within allowable limits the following program is being followed:

  •
  daily monitoring of mercury levels at the tailings discharge point and approximately 1500 feet downstream (grab sampling);
  •
  monthly monitoring of mercury and other heavy metals at government mandated water quality inspection points;
  •
  addition of water to tailings prior to discharge to dilute metal concentrations;
  •
  gravity filtering of the water to concentrate solids and removal of solids for backfill use in mining areas prior to tailings discharge

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

Title to Properties

South Africa

        We hold registered title to either statutory mining rights or mineral rights recognized in South Africa which entitles us to apply for a prospecting and/or mining authorization. We also hold valid and enforceable prospecting and mining authorizations sufficient to permit our current prospecting and mining authorizations. Because we are either the owner of the land or the holder of a Surface Right permit which is a statutory right granted under repealed legislation to use the surface of the land for purposes ancillary or incidental to mining operations, we are entitled to enter the land and conduct these operations. These rights will be affected upon the enactment of the Mineral and Petroleum Resources Development Act, 2002, or the Act. The Blyvoor Section consists of one mining license, ML46/99 in respect of statutory mining rights and mineral rights held by Blyvoor. The Buffels Section consists of one mining license, ML4/2001 in respect of statutory mining rights, and one prospecting permit, RP54/2002 in respect of statutory mining rights and mineral rights held by Buffels. We are in the process of applying for a prospecting permit for the Argonaut Project. We have mining title to 72,003 acres and freehold title to 14,145 acres in South Africa. Under current legislation, our mining licenses in South Africa are granted for an indefinite period until the minerals have been exhausted.

        Neither we nor our subsidiaries own the entire surface in respect of our mining operations but where necessary we or one of our subsidiaries hold registered title to surface right permits. Surface right permits are not property but are statutory rights issued under repealed mining legislation to use an area of the surface of the land for a specific purpose incidental and ancillary to mining. Either as owner of the surface or as holder of the surface right permits we are entitled to enter the land and conduct our mining operations. The surface right permits are entrenched in the Act.

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

License	Expiration Date
ML104	August 29, 2012
EL580	Extension application pending(1)
EL683	Extension application pending(1)
EL894	Extension application pending(1)
EL1171	Extension application pending(2)
EL1262	April 29, 2003
EL1263	Extension application pending(3)
EL1264	April 29, 2003
EL1281	December 12, 2003
EL1284	Extension application pending(4)
EL1297	Extension application pending(5)

(1)
EL 580, EL683 and EL894 initially expired on April 3, 2003.
(2)
EL1171 initially expired on December 12, 2002.
(3)
EL1263 initially expired on November 2, 2002.
(4)
EL1284 initially expired on April 18, 2002.
(5)
EL1297 initially expired on August 30, 2002.

Legal Proceedings

  Special Committee

        In May 2000, we became aware of possible serious irregularities arising largely out of our investments in Australasia and our businesses in that region. On the basis of that information, we began internal investigations with the assistance of Control Risks Group, a consulting firm specializing in investigations. By the end of fiscal 2000, our internal investigations had identified a number of unauthorized and irrevocable transfers of funds and transactions made during that year which had caused us significant losses. Following this initial investigation, our then Chief Financial Officer, Mr. Charles Mostert, resigned effective July 31, 2000.

        On August 14, 2000, we received notice from our auditors, outlining the material irregularities and requiring us to take the necessary action to remedy them. We then established a Special Committee to investigate the unauthorized payments and the corporate governance irregularities associated with them. The Special Committee consisted of Mr. Mark Wellesley-Wood, then serving as our non-executive chairman, Mr. Ian Murray, then serving as one of our alternate directors, Charles Valkin, a partner at Bowman Gilfillan, our outside legal advisers and Mark Pinington, a director of Deloitte & Touche Forensic Services. We were assisted in this investigation by Control Risks Group. The Special Committee was mandated by our Audit Committee to investigate these matters and institute, where necessary, legal proceedings in respect of potential recoveries.

        By the end of June 2002, the Special Committee had uncovered a number of irregular or questionable transactions occurring during fiscal 2000 and 2001, including transactions with parties related to us. These transactions included:

  •
  The invalid issuance during 1999 of 8,282,056 ordinary shares in connection with the Rawas acquisition.

  •
  The unauthorized payment on December 22, 1999, by our wholly-owned subsidiary, DRD Australasia Aps, or DRD Australasia, of a A$5.9 million ($3.9 million) facilitation fee to Noble Investments (Pty) Limited, or Nobel, in connection with the purchase of 11,150,000 shares of Continental Goldfields Limited, or Continental, a publicly traded company in Australia.

    The sellers of the shares were Noble (7,350,000 shares for a total consideration of A$0.7 million ($0.5 million)), Leadenhall Australia Limited (1,200,000 shares for a total consideration of A$0.1 million ($0.07 million)) and Advent Investors (Pty) Limited (2,600,000 shares for a total consideration of A$0.3 million ($0.2 million)). At the time, all three sellers were owned by Mr. T. Lebbon. Mr. Lebbon was a director of Continental.

  •
  The payment of the facilitation fee resulted in DRD Australasia effectively acquiring the Continental shares at A$.60 per share at a time when Continental shares traded at a market price of A$.10 per share.

    The investigation carried out under the supervision of the Special Committee has subsequently revealed that we were the substitute purchaser of the Continental shares. The original purchaser was JCI Limited or JCI, a South African listed company. Facts discovered during the course of the investigation indicate that we were used to relieve JCI and its related companies from their contractual obligations to Noble and its group companies. Mr. R.A.R. Kebble was at the time of the transaction our executive chairman. He was also a director and shareholder of JCI and JCI Gold Ltd. At June 30, 2000, Continental owned shares in JCI which constituted approximately 75% of its total assets.

    We still have the contractual right to acquire ownership of the Continental shares. However, at this stage we have elected not to take formal ownership of these shares and intend to revisit the issue at the conclusion of the legal proceedings.

    The effect of this transaction was fully provided for during the 2001 fiscal year.

  •
  The advancement by our subsidiaries between September 1999 and May 2000 of $3.9 million to Notable Holdings (Pty) Ltd (Aussie), an Australian company for operational assistance purposes. No formal agreement was entered into by us and Notable at the time the advances were made.

    The ultimate parent company of Notable was Continental. At that time, our then Chief Financial Officer, Mr. Charles Mostert was a director of Notable. Our Board of Directors did not approve this transaction.

    We have recovered all but $0.9 million of this loan from Notable. The full amount of $3.9 million was initially written off as bad debt in fiscal 2002.

  •
  The unauthorized advancement of $1.85 million by DRD Australasia acting on the direction of Mr. Mostert, in connection with the purported acquisition of a bauxite mine in Venezuela. DRD Australasia purportedly entered into a letter agreement with Bauxite Investments, or Bauxite, a company registered in Mauritius, to purchase the outstanding shares of Delta Minerals Corporation, or Delta, a company registered in Bermuda and the owner of the bauxite mine in Venezuela. The purchase consideration for the mine was $25 million. In addition, DRD Australasia had an obligation to pay Bauxite a non-refundable deposit of $1.65 million. This amount was paid by DRD Australasia into a bank account nominated by Mr. Main, the representative of Bauxite.

    The Special Committee discovered that Mr. Mostert instructed Mr. Main on the same day to pay the $1.65 million received earlier by Mr. Main, into the bank accounts of certain of our officers, namely Messrs R. A. R. Kebble ($298,617), P. Prinsloo ($197,264), V. Hoops ($117,583), C. Mostert ($542,464) and I. Murray ($65,667). The rest was paid into the bank accounts of certain individuals who were not our employees, namely Mr. J. Stratton ($270,653) and Mr. Main ($157,752).

    The amounts paid to the officers were paid to cover the shortfall in the payments due to each of these officers under their respective restraint of trade agreements. The affected officers, other than Mr. Mostert, advised the Special Committee that they were not aware that the source of their payments was an amount which DRD Australasia paid as a non- refundable deposit for the acquisition of the bauxite mine. The Special Committee accepted their explanation. However, the Board of Directors decided that, based on the poor performance of the investments for which the officers were being compensated, these officers, excluding Mr. Mostert, should pay back approximately 50% of the payments which they had received under the restraint agreements. All the individuals concerned have accepted this mandate and have made the relevant payments.

    In addition, we have also recovered the full payments made to Mr. Mostert and Mr. Main. Recovery actions are pending against Mr. J. Stratton to recover his portion of the payments and an additional unauthorized payment of $0.2 million which was subsequently made to him by DRD Australasia, through Mr. Mostert for consulting services relating to this acquisition.

    All of these amounts were recorded as receivables in fiscal 2001 and also provided for as doubtful debts as the recovery process had not yet commenced. The outstanding amount of $0.2 million was written off as bad debt in fiscal 2002.

  •
  The unauthorized investment of $0.1 million during 1999 in an unlisted Australian company, Nextsurance (Pty) Limited or Nextsurance. None of our officers or directors were known to have an interest in or be a director of this company.

    Upon discovery of this investment by the Special Committee, the Board of Directors decided that the amounts involved be recorded as a receivable in the 2001 fiscal year as we intended recovering the amount. Because at that stage we had not yet commenced the recovery process, the amount involved was provided as a doubtful debt in the 2001 fiscal year.

    Upon further investigation, we discovered that Nextsurance was a speculative investment in a start-up company which has since ceased operations. We wrote this entire investment off during fiscal 2002.

        The total amount of these unauthorized payments and investments was $8,465,353. Settlement agreements have been reached with several of these parties and we have succeeded in recovering $0.6 million. The remainder has been written off as bad debt or been provided for as doubtful debt in our financial statements during fiscal 2001 and 2002. The recovered funds will be reflected in our financial accounts on an as and when received basis and no recovery has been taken into account in this fiscal year.

        The attributed $12.4 million value of the shares issued in connection with the Rawas transaction was written off on the income statement as aborted acquisition costs in fiscal 2000 as the recovery of this amount was uncertain. Additionally, all costs of this aborted acquisition, including loans made by us to members of the Rawas Group, were written off in fiscal 2001.

        The Special Committee has confirmed that the adjustments made to our financial statements to make provision for unauthorized and irrevocable transfers made during fiscal 2000 were appropriate. No further financial adjustments have been required as a result of the Special Committee's work. As result of these transactions, and upon consultation with our auditors, we established an Audit Committee and Remuneration Committee consisting solely of independent directors; restructured our Board of Directors so that all but three Directors are independent; and established a committee to conduct proper due diligence investigations on all potential acquisition targets prior to any offer being made. These improved controls and procedures have been examined and approved by our insurers. At an Audit Committee meeting held on July 22, 2002, a decision was made to dissolve the Special Committee as it had fulfilled its mandate and achieved its objectives.

  Invalid Issuance of Ordinary Shares in Connection with Rawas Acquisition

        During 1999, we issued and allotted a total of 8,282,056 ordinary shares to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Rio Tinto Rawas Holdings Ltd, Continental Goldfields Ltd, Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia Pty Ltd., all of which were creditors of Laverton or its subsidiaries. At the time, our then executive chairman, Mr. R.A.R. Kebble, was a director of Laverton and JCI Gold Limited. These ordinary shares were ostensibly issued pursuant to the planned acquisition of Rawas, a gold mine located in Indonesia, in consideration for, or in anticipation of receiving, shares in and claims against various companies with ownership interests in Rawas and its mining right. Evidence has come to light revealing that the ordinary shares were issued without our legal authority and suggesting that this occurred as a result of a transaction entered into for the benefit of certain third parties. However, because of subsequent trades, splits and consolidations, it was no longer possible to distinguish the affected shares from all of the other ordinary shares resulting in their identity being lost. This means that it was no longer possible to identify the invalidly issued shares or their holders. Accordingly, it was not possible to remove these invalidy issued shares from our members' register. Under the South African Companies Act, 1973 (as amended), the High Court of South Africa is permitted to validate an invalid share issuance. During a shareholders' meeting in 2002, our shareholders, by special resolution, resolved to ratify the share issuance. We subsequently made an application to the High Court of South Africa to validate the invalid issuance. This application was successful and the High Court validated the issuance in July 2002.

        Internal investigations, which began in 2000 after we became aware of certain irregularities in the transaction, continued during fiscal year 2002. These investigations are still continuing and the potential for any recovery through the pursuit of legal claims is being reviewed by the Board of Directors in consultation with our legal advisors in South Africa and Australia. Meanwhile, we have confirmed that unauthorised advance payments in the total amount of $3.1 million were made to PT Barisan Tropical Mining, a wholly owned subsidiary of Laverton and the owner of the Rawas gold mine. We are in the process of instituting legal proceedings to recover this amount. We are also considering the viability of other actions to be taken in South Africa and Australia against those responsible for the Rawas transaction for the recovery of any losses which we have sustained.

  Other Proceedings

        Mr. M. Silver and Fairchoice Ltd have brought an action against us and Dome in the Supreme Court of New South Wales, Australia seeking to enforce a contract under which Dome agreed to pay, and we agreed to guarantee, a payment of $273,000 to Mr. Silver upon his retirement from the board of directors of Dome. Mr. Silver retired from Dome's board of directors in May 2000.

        The contract was also entered into in May 2000. However, we believe that this contract is not enforceable as it was not authorized by our directors or shareholders nor was it authorized by Dome's directors or shareholders. Therefore, we and Dome have not made any payment to Mr. Silver. We believe that this action is without merit and will vigorously defend against it.

        Newshore Nominees Pty Ltd, or Newshore, has brought an action against us in the District Court of Western Australia claiming that they are owed $148,000 as payment under an invoice issued in August 2000 for financial services. We believe that these services were never actually performed and we have brought a counterclaim against Newshore in the amount of $22,500 for payments made under past invoices for services which we also believe were never performed.

        Mr. Hoops, a former Director of ours, has claimed R6 million ($0.6 million) in damages against us for alleged constructive dismissal of his employment. On February 4, 2003, we concluded a settlement agreement with Mr. Hoops which resulted in the termination of the arbitration. The settlement agreement contained a written statement from Mr. Hoops rescinding comments made by him regarding our chairman, Mark Wellesley-Wood. The terms of the agreement are subject to confidentiality provisions.

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

        On January 16, 2002, we entered into a deed of settlement with the City Council. The court entered an order detailing the terms of the settlement and requiring Blyvoor to undertake the following:

  •
  secure the integrity of the Blaauwkbank tailings dam;

  •
  contain polluted water on mine premises;

  •
  obtain a water use authorization;

  •
  implement a water monitoring system;

  •
  have proper processes and procedures in place for closure and rehabilitation at the end of the life of the operation;

  •
  make all research reports available to the City Council and endeavor to share any future research reports with the City Council;

  •
  facilitate the remediation of the Blaauwkbank tailings dam and downstream areas impacted by pollution.

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

Mining Assets

        Mining exploration costs are expensed as incurred. Costs related to property acquisitions and mineral and surface rights are capitalized and amortized over the lesser of the expected lives or 50 years.

        Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to expand the capacity of operating mines. Mine development costs incurred in the ordinary course to maintain production are expensed.

        Initial development and pre-production costs relating to a new orebody are capitalized once our directors consider that the likelihood of the properties being profitably exploited is probable and until the orebody is brought into production at which time the costs are then amortized as set out below.

        Land is recorded at cost and not depreciated. Buildings and other non-mining fixed assets are recorded at cost less accumulated depreciation.

        Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which that the cost relates. Amortization is calculated on a mine by mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, we estimate the amortization rate based on actual production over total proven and probable reserves of the particular mine. This rate is then applied to actual costs incurred to arrive at the amortization expense for the period. Proven and probable reserves reflect estimated quantities of economically recoverable reserves that can be recovered in the future from known mineral deposits. Our proven and probable reserves can be mined without the development of additional mine infrastructure, given the mature nature of our mines. Therefore, future development costs are not factored into amortization expense calculations.

        We do not have significant open-pit operations. Any stripping costs are expensed in the period in which they are incurred.

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

Rehabilitation costs

        Estimated future rehabilitation costs, which are based on our interpretation of current environmental and regulatory requirements, are accrued and charged over the expected operating lives of the mines using the unit of production method based on estimated proven and probable reserves. The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances.

        Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that our estimates of our ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

        Annual contributions are made to dedicated trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

Financial instruments

        Statement of Financial Accounting Standards 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities has been issued and was adopted by us with effect from July 1, 2000.

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

        Recognition of derivatives which meet the criteria for the normal purchase normal sale exemption under SFAS 133 are deferred until settlement. However, we have no positions that meet the criteria for the normal purchase normal sale exemption under SFAS 133.

        Subsequent to the adoption of SFAS 133, changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.

Pension plans and other employee benefits

        Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through annual contributions.

        In addition, we make long service bonus payments (long-service awards) for certain eligible employees, based on qualifying ages and levels of service, and accrue the cost of such liabilities over the service life of the employees on an actuarial basis.

        We contribute to a defined contribution medical fund for current employees and certain retirees on an annually determined contribution basis. No contributions are made for employees retiring after December 31, 1996. A liability for retirees and their dependants prior to this date has been accrued in full based on an actuarial valuation.

Stock-based compensation plans

        We have adopted the disclosure only provisions of SFAS 123 and apply Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations accounting for our employee based compensation plan.

OPERATIONS

        We currently focus on four operations:

•
North West Operations

        The North West Operations consist of the Buffels Section and Harties Section which lie adjacent to each other within the Klerksdorp goldfield on the northwest rim of the Witwatersrand Basin. This operation is our largest producer of gold and produced 540,550 ounces, or 53% of our total gold production, for fiscal 2002 from underground and surface sources. We own 100% of the North West Operations through our wholly-owned subsidiary, Buffels. Buffels acquired the majority of the assets and liabilities of the Harties mining operation on August 16, 1999.

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

        The mine has approximately 6,100 employees, including contractors. The Blyvoor Section has two main gold bearing horizons, the Carbon Leader Reef, which is one of the principal orebodies in the goldfield, and the Middelvlei Reef which is situated approximately 246 feet vertically above the Carbon Leader Reef horizon. The processing of surface rock dumps also takes place at the Blyvoor Section. We believe that production from surface sources at the Blyvoor Section will progressively decrease from

180,000 tons per month during fiscal 2002 to 110,000 tons per month while production from underground operations will increase in a corresponding manner to match the plant capacity of approximately 228,000 tpm.

        We implemented the Blyvoor Expansion Project in fiscal 2001 to realize the full potential of the Blyvoor ore reserves, thus introducing the mining of the lower grade Middelvlei Reef reserves as well as the reclamation of "old gold" in worked out areas. Low cost mining of the Middelvlei Reef is achievable because of the extensive pre-development work done and the extensive mining of the Carbon Leader Reef which has resulted in the Middelvlei Reef being situated in a geologically stable mining environment and thereby resulting in lower mining cost. The expansion project has increased the current life of mine plan from 12 to 26 years.

        Underground gold production has increased from 152,556 ounces in fiscal 2001 to 200,171 ounces in fiscal 2002. Surface gold production decreased from 68,255 in fiscal 2001 to 52,854 ounces in fiscal 2002.

•
Crown Section

        The Crown Section is involved in the clearing of old slime and sand dumps and the environmental clean-up of land across Central Johannesburg. The Crown Section has three operating plants situated at Crown Mines, City Deep and Knights, with an installed capacity to treat 11 million tons of sand and tailings per annum. Subsequent to cessation of underground operations and until recently, the Crown Section also operated the West Wits gold plant for the processing of sand dumps. However, in June 2002, we entered into an agreement to sell the West Wits plant and related surface rights to BTL for R25 million ($2.4 million). On July 1, 2002, we sold a 60% interest in the Crown Section leaving us with 40% of the Crown Section through our wholly-owned subsidiary, Crown. We will account financially for our interest in the Crown Section under the equity method commencing July 1, 2002. We acquired Crown on September 14, 1998.

        Gold production was 138,665 ounces during the fiscal year 2002. The operation has approximately 975 employees including contractors.

        On October 10, 2002, CGR entered into an agreement to purchase 100% of the issued share capital and shareholders claims of ERPM. ERPM is located close to Boksburg, east of Johannesburg. There is one processing plant servicing the three operating shafts. The other shafts are used for transport and pumping. Gold production at ERPM during the fiscal year ended December 2001 was 100,374 ounces. There are approximately 2,600 persons employed at the excavations of which 400 were skilled workers employed directly by ERPM and the rest were contract workers employed by Circle Labor Hire, a labor broker.

• Tolukuma Section

        The Tolukuma Section is situated approximately 100 kilometers north of Port Moresby in Papua New Guinea, at an elevation of 5,085 feet. We acquired Dome Resources (Pty) Ltd, or Dome, in the first half of 2000, our objective being to re-engineer and further develop the operation.

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

        The profitability of our operations, and the cash flows generated by those operations, are impacted by changes in the market price for gold, which in the past has fluctuated widely. As a general rule, we sell the gold we produce at market prices to obtain the maximum benefit from prevailing gold prices, although we have previously entered into hedging arrangements such as forward sales or other derivatives which establish a price in advance for the sale of our future gold production. During fiscal 2002, we undertook a major restructuring of our hedge book designed to reduce our hedging contracts. Please see Item 11.—Quantitative and Qualitative Disclosures About Market Risk for a discussion about the restructuring of our hedge book.

        The gold price in Dollars received by us has declined during each of the last three fiscal years. However, we have seen an increase in the price of gold received by us during the 2003 fiscal year caused in part by our hedge restructuring. We have retained some protection, such as our "gold for electricity' contract with Eskom, against a decrease in the price of gold and we will consider protecting our marginal production and capital programs as appropriate. As a result of this protection, we have an exposure to opportunity loss as a result of increasing gold prices.

        Under the terms of our agreement, we pay Eskom standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October we adjust the cost incurred in that period in accordance with an established formula based on gold price.

        The gold price adjustment is based on the notional amount of 15,000 ounces of gold multiplied by the difference between the contracted gold price (that is the price that was agreed on the date of the transaction for a determined period) and the arithmetic average of London PM fix for each business day in the calculation period. This contract expires in September 2005.

        At June 30, 2002 when the gold price was $318.50 per ounce and the Rand/Dollar exchange rate was R10.37, the fair value of our Eskom position was a negative $80.2 million.

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

Production Costs

        Cash costs typically make up over 89% of our total costs. The remainder of costs consist primarily of exploration costs, selling, administrative and general charges and depreciation and amortization. For a discussion of total costs and cash costs see Item 3A—Selected Financial Data. Our aim is to reduce total unit cost per ounce produced by maintaining low total cost structure at existing operations and implementing this low-cost structure at the new mining operations we acquire.

        We have been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs, implementing an ore reserve management system that allows for greater grade control and acquiring higher grade reserves. Our ore reserve management system relies on a detailed geological understanding of the ore backed up by closely-spaced sampling and an emphasis on grade control. We have also reduced our total costs by removing excess layers of management at our operating sections.

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

        The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether that company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing gold mining companies had the option to elect to be exempt from the STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In 2002, 2001 and 2000, the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 46% and 38%, respectively. During those same years, the tax rates for companies that did not elect the STC exemption were 37%, and 30%, respectively. In 1993, we elected not to be exempt from the STC tax as this would have meant that we would have been subject to normal taxation at the higher rates at 46% for mining income and 37% for non-mining income. However, with the exception of Blyvoor, all of our subsidiaries elected the STC exemption. Any dividends paid by Blyvoor, being a wholly-owned subsidiary of ours, would be exempt from STC. To the extent that we receive dividends, such dividends are offset against the amount of dividends paid for purposes of calculating the amount subject to the 12.5% STC tax.

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

  Cash Costs

        The following table sets out our total amount of gold produced in ounces, our total cost per ounce of gold and our cash cost per ounce of gold produced at each of our operations for the years ended June 30, 2002 and June 30, 2001:

	Year ended June 30,
	2002		2001
	(oz)	($/oz)	(oz)	($/oz)
North West Operations
Surface Operations	103,686	158	106,902	177
Underground Operations	436,864	233	501,425	242

Weighted average cash cost per ounce		219		231
Total Cost per ounce of gold($)		426		300
Blyvoor Section
Surface Operations	52,854	162	68,255	186
Underground Operations	200,171	190	152,556	250

Weighted average cash cost per ounce		184		230
Total Cost per ounce of gold($)		327		241
Crown Section	138,665	204	145,029	214
Total Cost per ounce of gold($)		278		238
West Wits Section	23,245	264	25,849	314
Total Cost per ounce of gold($)		355		241
Tolukuma Section	71,955	240	63,593	242
Total Cost per ounce of gold($)		369		316
Total ounces produced	1,027,440		1,063,609
Total production costs ($'000)		218,056		247,098
Weighted average cash cost		212		232
Total Cost per ounce of gold($)		389		363

        Cash cost per ounce in fiscal 2002 was reduced by 8.6% to $212 per ounce compared to a cash cost of $232 per ounce in fiscal 2001. This decrease is primarily attributable to the significant depreciation of the Rand against the Dollar during fiscal 2002, as well as an increased focus on cost control, including centralizing our procurements function to obtain better commodity prices from suppliers. The majority of our cash costs are incurred in Rands. Cash costs in fiscal 2002 consisted of 41% for labor costs; 20% for contractor services and other related costs; 26% for inventory costs; and 13% for electricity costs. Cash costs in fiscal 2001 consisted of 32% for labor costs; 35% for contractor services and other related costs; 22% for inventory costs; and 11% for electricity costs. As gold mining in South Africa is very labor intensive, labor costs and contract services are the largest component of cash costs. During fiscal 2002, an average wage increase of 7% for our mining employees was implemented pursuant to our current labor agreements. Our total cost per ounce of gold increased to $389 in fiscal 2002 from $363 in fiscal 2001. This increase is primarily attributable to costs incurred in the close out of our hedge book in 2002.

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

  Cash Costs

        The following table sets out our total amount of gold produced in ounces, our total cost per ounce of gold and our cash cost per ounce of gold produced at each of our operations for the years ended June 30, 2001 and June 30, 2000:

	Year ended June 30,
	2001		2000
	(oz)	($/oz)	(oz)	($/oz)
North West Operations
Surface operations	106,902	177	117,803	187
Underground operations	501,425	242	518,396	257

Weighted average cash cost per ounce		231		244
Total Cost per ounce of gold($)		300		273
Blyvoor Section
Surface operations	68,255	186	54,528	244
Underground operations	152,556	250	152,105	278

Weighted average cash cost per ounce		230		269
Total Cost per ounce of gold($)		241		302
Crown Section	145,029	214	140,916	251
Total Cost per ounce of gold($)		238		301
West Wits Section	25,849	314	81,276	316
Total Cost per ounce of gold($)		241		602
Tolukuma Section	63,593	242	17,811	214
Total Cost per ounce of gold($)		316		488

Durban Deep Section	—	—	51,788	332
Total Cost per ounce of gold($)	—	—		1,066
Total ounces produced	1,063,609		1,134,623
Total production costs ($'000)		247,098		303,484
Weighted average cash cost		232		267
Total Cost per ounce of gold($)		363		438

        Cash cost per ounce in fiscal 2001 was reduced by 13.1% to $232 per ounce compared to a cash cost of $267 per ounce in fiscal 2000. The decrease was mainly attributable to the effect of a depreciating Rand and the closure of the unprofitable underground operations at Durban Deep and West Wits Sections. Cash costs in fiscal 2001 consisted of: 32% for labor costs; 35% for contractor services and other related costs; 22% for inventory costs and 11% for electricity costs. Cash costs in fiscal 2000 consisted of: 36% for labor costs; 17% for contractor services and other related costs; 32% for inventory costs; and 15% for electricity costs. As gold mining in South Africa is very labor intensive, labor and contractor services costs are the largest component of cash costs. Total costs per ounce of gold decreased to $363 per ounce in fiscal year 2001 from $438 per ounce in fiscal 2000. This decrease is primarily attributable to the decrease in the impairment charge in fiscal 2001 to $2.8 million from $68.5 million in fiscal 2000 and the decrease in the loss on financial instruments to $15.4 million in fiscal 2001 as compared to the loss of $34.6 million in fiscal 2000.

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

        The approved capital expenditure for the Blyvoor Expansion Project for the fiscal year ended June 30, 2003, is $3.8 million. Of the total projected capital expenditure, $1.2 million will be spent on exploiting the medium grade Middelvlei Reef ore reserves at the No. 6 shaft. These reserves, which were previously deemed to be unavailable, can now be mined profitably at current gold prices by using innovative low cost mining methods. Additionally, $1.0 million will be used to upgrade infrastructure on surface and underground at Nos. 5 and 6 shafts to facilitate more efficient operations. The balance will be used to upgrade slime dams and provide general upgrading of the surface infrastructure.

        As of March 31, 2003, $9 million of the total projected capital expenditure has been approved by our board.

Share Capital

        During fiscal 2000, in connection with our offer to acquire Hargraves, we issued 12,702,835 ordinary shares at market value, amounting to $19.0 million.

        During August 1999, we issued 1,000,000 ordinary shares at market value, worth $2.1 million to Consolidated African Mines Limited, a related party, in exchange for its assistance and JCI Gold Limited's guarantee of our obligations for a period of 6 months under the Harties purchase agreement.

        We also issued 8,282,056 ordinary shares at market value to various Rawas Group creditors in connection with the Rawas transaction in August 1999.

        On September 30, 1999 and on December 6, 1999, we issued 413,636 and 187,500 ordinary shares at market value, respectively, to The Corner House as payment for services rendered which amounted to $0.9 million.

        During fiscal 2000, we issued 3,020,077 ordinary shares at market value to Consolidated African Mines (Jersey) Limited in order to acquire from that company 13,075,051 shares in Emperor Mines Limited for a consideration of $7.0 million.

        During fiscal 2000, in connection with our offer to acquire Dome, we issued 12,389,019 ordinary shares at market value. We completed this acquisition in June 2001. As consideration, we issued a total of 12,514,101 ordinary shares.

        During fiscal 2000, we issued 21,252,761 no par value shares at market value to certain institutional investors in exchange for gross cash proceeds of $33.8 million.

        During fiscal 2001, we issued 19,320,000 no par value shares at market value to certain institutional investors in exchange for gross cash proceeds of $14.8 million.

        During October 2000, we issued 8,000,000 ordinary shares to JCI Gold Limited, or JCI Gold, in exchange for the repayment by JCI Gold of a R38.2 million ($3.6 million) note to iProp Limited on behalf of Crown.

        During fiscal 2001, we issued 350,000 market value ordinary shares to The Corner House (Pty) Limited for services rendered which amounted to $0.3 million.

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

Credit and Loan Facilities

        We do not have any off balance sheet borrowings or financial arrangements. At March 31, 2003 the following borrowing arrangements were in place:

  Mineral Resources Development Company (Proprietary) Limited Loan

        On November 19, 1997, Dome and Tolukuma Gold Mines Limited, or Tolukuma, entered into a loan agreement with Mineral Resources Development Company (Proprietary) Limited, or MRDC, by which MRDC provided a loan of A$2.5 million ($1.2 million) to Tolukuma. The loan is to be repaid in four equal half-yearly installments, as per an amended agreement, with the first installment paid on June 30, 2002 and the last payable on December 31, 2003. Interest is payable at 9% per year and has been capitalized. The loan is secured by a lien on the assets of Tolukuma. The loan agreement provides that neither Dome nor Tolukuma may make dividend payments if such payments would have a material adverse effect on Tolukuma's ability to meet its obligations under the loan. The loan is guaranteed by Dome. As of June 30, 2002, the outstanding balance on the loan was $1.0 million.

        As of March 31, 2003, the interest rate on this loan remained at 9% and the outstanding balance on the loan was $0.8 million.

  Mortgage Bond—First National Bank Limited

        A mortgage bond of R3 million ($0.5 million) was obtained by our subsidiary, Stand 752 Parktown Extension (Pty) Ltd in November 1998 in order to acquire the building which houses our registered address and corporate offices. The loan is secured by a first covering mortgage bond over this property and a deed of suretyship signed by us. The mortgage loan bears interest at 0.75% below the prime lending rate offered by First National Bank of Southern Africa Limited on overdraft. At June 30, 2002 the interest rate was 15.25% per annum. Interest is calculated daily and compounded monthly in arrears. The loan is repayable over 60 months in monthly installments. As of June 30, 2002, the outstanding balance on the loan was $0.1 million.

        At March 31, 2003, the interest rate was 16.25% per annum and the outstanding balance on the loan was $0.1 million.

  Industrial Development Corporation Loan to Crown Gold Recoveries (Pty) Ltd

        On June 8, 1999, Crown Gold Recoveries (Pty) Ltd, or CGR, entered into a loan agreement with IDC for R25 million ($3.1 million). The loan bears interest at 2.5% below the prime lending rate offered by First National Bank of Southern Africa Limited on overdraft. As of June 30, 2002, the interest rate was 13.5% per year. A commitment fee of 1% on the loan amount plus 0.5% on the amount of each drawing is payable to IDC. The loan is repayable in 48 monthly installments. Repayment of the loan began on April 30, 2000. As of June 30, 2002, the outstanding balance on the loan was $1.1 million.

        As of March 31, 2003, the interest rate stood at 14.5% per year, and the outstanding balance on the loan was $.8 million.

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

        We have guaranteed the due and punctual payment of the obligation of CGR under the loan agreement through a suretyship. However, in connection with our sale of 60% of our interest in CGR KBH has agreed to indemnify us against any claim, loss or damage suffered, or expense incurred by us as a result of any breach of this loan agreement. This indemnity is to last until KBH has procured our release from the suretyship.

        KBH is a mining company owned by historically disadvantaged South Africans and was formed in 1998. IDC is a state owned financial institution that provides the financing of transactions which enhance black economic empowerment in South Africa.

  Volvo Finance Lease

        In November 2000, Dome entered into a master finance lease agreement with Volvo Truck Finance Australia (Pty) Ltd, or Volvo, for the lease of two articulated dump trucks to transport ore from the mine to the metallurgical plant. At the termination of the lease, the equipment will be returned to Volvo. The value of the lease is R4 million ($0.4 million). Principal is paid in 35 equal monthly installments. The lease bears interest at a rate of 12% per annum. As of June 30, 2002, the outstanding balance on the lease was $0.1 million

        As of March 31, 2003, the outstanding balance on the lease was $0.1 million.

        Dome subleases the equipment to Tolukuma under a finance sub-lease agreement dated November 1, 2000. Under this sub-lease, Tolukuma agrees to be bound by the master finance lease agreement and to continue making payments thereunder to Volvo.

  Bank of South Pacific Loan

        In August 2001, Tolukama, entered into a loan agreement with Bank of South Pacific Limited, or Bank of South Pacific. Under this loan agreement, Bank of South Pacific agrees to provide Tolukuma with a cash advance installment loan and/or a letter of credit facility. Tolukuma may request the provision of an advance, or the issue of a letter of credit in favor of Sandvik Tamrock Pty. Limited to refinance its purchase, or to make payment on the purchase, of certain specific pieces of mining equipment described in the loan agreement.

        The loan bears interest at a rate equal to Bank of South Pacific's "Indicator Lending Rate", which is published weekly, plus a margin of 4% per year. As of June 30, 2002, the interest rate on the loan was 20.25% per year. Interest is payable monthly in arrears. Principal payments are also made monthly in accordance with the payment schedule which Bank of South Pacific calculates from time to time.

        As of March 31, 2003, the interest rate on this loan remained at 20.25% and the outstanding balance on the loan was $1.4 million.

        The loan agreement requires Tolukuma to maintain certain financial ratios, advise or seek the approval of Bank of South Pacific on capital expenditures above certain thresholds, and ensure that capital and exploration expenditures do not generate a negative cash flow. Additionally, without the consent of Bank of South Pacific, Tolukuma may not incur financial indebtedness or provide a guarantee of the financial indebtedness of another person, further encumber any of its property, except by operation of law, or dispose of or otherwise create an interest in any of its property other than in the ordinary course of its business. Tolukuma must also notify Bank of South Pacific when it incurs any financial indebtedness, guarantees the financial indebtedness of another person, or issues any shares or alters its share capital. Also, Tolukuma has agreed not to repay any inter-company loans without first obtaining the written consent of Bank of South Pacific.

        The loan is secured by fixed and floating charges over the assets of Tolukuma, Dome and Dome Resources (PNG) Limited, or Dome (PNG). Additionally, we, Dome and Dome (PNG) have guaranteed this loan.

        Under our guarantee agreement with Bank of South Pacific, we guarantee the payment and performance of Tolukuma of its obligations to Bank of South Pacific up to maximum of A$4.3 million. Also, our guarantee agreement restricts our ability to further encumber or dispose of our assets in Australia or Papua New Guinea, without approval from Bank of South Pacific. Our guarantee agreement also restricts our ability to receive funds from Tolukuma, enforce certain rights or claims against Tolukuma, take certain actions against Bank of South Pacific, and incur financial indebtedness with respect to our assets in Australia and Papua New Guinea. The guarantee agreements for Dome and Dome Resources (PNG) contain similar provisions but do not contain a monetary limit on exposure.

  Industrial Development Corporation Loan to Blyvoor

        On July 18, 2002, Blyvoor entered into a loan agreement with IDC for R65 million ($6.3 million) specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor Expansion Project. The loan bears interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. As of March 31, 2003, the interest rate stood at 16% per year. The loan is repayable in 48 monthly installments. The loan will be secured by a special notarial bond over the Blyvoor metallurgical plant. At the time the loan was made, the Blyvoor metallurgical plant was encumbered in favor of J.P. Morgan Chase and as a result could not be provided as security. Accordingly, IDC has agreed to temporarily waive the requirement to provide this security in consideration for Blyvoor providing IDC with a written undertaking to register the special notarial bond on or before June 30, 2003 and the provision of the following security (a) Crown pledging its 40% shareholding and ceding, as security, its shareholder loans in CGR to IDC, and (b) Crown and us providing a guarantee to IDC for the obligations of Blyvoor to IDC, such suretyship only to become effective on July 1, 2003 and remain in force until the registration of the special notarial bond. This security has been provided.

        The loan agreement prohibits us from disposing of or further encumbering the assets covered by the special notarial bond and places restrictions over our ability to change the business of Blyvoor.

        As of March 31, 2003, we have drawn down R38.3 million ($4.8 million) of this loan.

  Banking Facilities from Standard Corporate and Merchant Bank

        In October 2002, we entered into an agreement with Standard Corporate and Merchant Bank, or SCMB, for the provision of various direct and indirect banking facilities. These facilities include a general short term banking facility, business line of credit, liquidating credit line, performance guarantees and derivative products. The aggregate amount available under these facilities is R176.3 million ($17.0 million). The rate of interest varies between the various facilities. As of March 31, 2003, the aggregate outstanding balance under the general short term banking facility was R60 million ($7.5 million). This agreement requires us to obtain the prior written consent of SCMB before we may incur any further borrowings. This amount of R60 million ($7.5 million) was lent by us to CGR. On October 10, 2002 the sellers of ERPM, namely Daun et Cie AG, Courthiel Holdings (Pty) Ltd, KBH, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Masechaba Palesa Moletsane Ncholo, Michelle Patience Baird, Derek Sean Webbstock, and CGR agreed to enter into an agreement under which CGR agreed to purchase from the sellers the entire issued share capital of and shareholders' claims against ERPM. CGR paid an amount of R60 million ($7.5 million) to the sellers as an interest free loan. CGR has received from the sellers, as security for the loan, a pledge of the entire issued share capital of ERPM and an assignment of the sellers' claims to CGR. The South African competition authorities have approved the transaction and the R60 million ($7.5 million) loan is deemed to be part payment of the purchase price of R100 million ($9.5 million) by CGR for the acquisition of the shares and the claims of ERPM. Dr. Ncholo is one of our non-executive directors.

Compliance with Loan Covenants

        We have been in compliance with all covenants contained in the above loan agreements, in all material respects, during the periods covered by our financial statements included in this Annual Report.

EFFECTS OF INFLATION

        Inflation has decreased in recent years and has had little effect on our operations. However, a return to significant inflation in South Africa without a concurrent devaluation of the Rand or an increase in the price of gold could increase our costs and reduce our operating results and financial condition.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We are not involved in any research and development and have no registered patents or licenses.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

        Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2002, our board consisted of eight directors. As of April 24, 2003, our board consisted of seven directors.

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

        Ian Louis Murray (36) Deputy Chief Executive Officer. Mr. Murray was appointed Manager Corporate Finance in 1997, alternate director in July 1999, Chief Financial Officer in November 2000 and Deputy Chief Executive Officer in January 2003. Prior to joining DRD, Mr. Murray was group financial and administration manager of Bioclones (Pty) Limited, a subsidiary of S A Breweries from August 1995 to January 1997. Mr. Murray is also a director of Rand Refinery Ltd.

        Jacob Hendrik Dissel (45) Chief Financial Officer. Mr. Dissel was appointed Financial Manager South African Operations in January 2000 and promoted to Chief Financial Officer in January 2003. Mr. Dissel is also acting as Company Secretary on a temporary basis until we appoint a replacement for our former secretary. Mr. Dissel has a degree in business economics and management accounting and graduated with honors. He started his career with Anglo American Corporation at its Western

Deep Levels gold mining operation in 1983 as a accounts supervisor. While at Western Deep Levels he gained experience as Financial Accountant, Cost Accountant and Management Accountant. He spent five years as Divisional Accountant at Anglo American Corporation's Gold and Uranium Division and was promoted to Financial Manager Financial Systems at Anglogold. He has 20 years of financial experience in the gold mining industry. Mr. Dissel is also an alternate director of Rand Refinery Limited.

Non-Executive Directors

        David Christopher Baker (43) Non-executive director. Mr. Baker was appointed as non-executive director in 2002. Mr. Baker is a qualified metallurgist and started his career at the CRA Broken Hill mine in Australia. During 1986 he joined Capel Court Powell in Sydney as a mining analyst and later moved to their offices in London in a similar position. In 1992 Mr. Baker joined Merrill Lynch Investment Management as director Global Natural Resources where as portfolio manager he successfully managed the Mercury Gold Metal Open Fund since its launch in 1995. Mr. Baker is also a director of Northcliffe Holdings Pty. Ltd, Serpent Investment Pty. Ltd and Baker Steel Limited and is a partner in Baker Steel Capital Managers LLP.

        Geoffrey Charles Campbell (41) Non-executive director. Mr. Campbell was appointed as non-executive director in 2002. Mr. Campbell is a qualified geologist and started his career at the Gwynfynydd Mine in Wales as chief geologist. In 1986 Mr. Campbell joined Sheppards in London as mining analyst. In 1994 Mr. Campbell was appointed to the position of senior research analyst at Fleming Martin, London and New York before joining Merrill Lynch Investment Managers in 1995 as research director and senior fund manager. Mr. Campbell currently is self employed and is the managing director of Boatlaunch Limited, a company that provides information on boat launching facilities in and around the UK.

        Robert Peter Hume (62) Non-executive director. Mr. Hume was appointed non-executive director in 2001. Mr. Hume has forty years' experience in the auditing field of which the last eighteen years as partner in the firm KPMG, East London office. Since retirement in 1989, he spent two years as investment manager at Sasfin Frankel Pollak in East London. Mr. Hume is also a director of King Consolidated Holdings Limited.

        Moltin Paseka Ncholo (40) Non-executive director. Dr. Ncholo was appointed non-executive director in 2002. Dr. Ncholo was awarded his doctorate in Philosophy in 1992 and became an advocate of the High Court of South African in 1994. Prior to becoming the chairman of KBH and ERPM n 1999, he was director-general of the Department of Public Service and Administration. Dr. Ncholo is also a director of CGR.

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

        Anton Lubbe (43) General Manager of Harties. Mr. Lubbe was appointed General Manager of Buffels in June 2002 and General Manager of Harties in January 2003. Mr. Lubbe has 16 years of experience in the mining industry.

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

        Mehran Nohajer (38) General Manager of Tolukuma. Mr. Nohajer was appointed General Manager of Tolukuma in January 2003. Mr Nohajer has 12 years of experience in the gold mining industry.

        Christiaan Albertus Vermeulen (39) General Manager of Buffels. Mr. Vermeulen was appointed General Manager of Buffels in December 2002. Mr. Vermeulen has 19 years of experience in the mining industry.

Changes in our Board of Directors and Officers

        The following changes occurred in our board of directors and officers from July 1, 2001 to April 24, 2003.

Appointments		Date
F. Coetzee	(Operations Director)	January 22, 2002
D. Baker	(Non-Executive Director)	January 23, 2002
G. Campbell	(Non-Executive Director)	March 20, 2002
R. Hume	(Non-Executive Director)	October 10, 2001
M. Ncholo	(Non-Executive Director)	March 20, 2002
C. Valkin	(Alternate Director)	April 29, 2002
J.H. Dissel	(Chief Financial Officer)	January 29, 2003
M. Nohajer	(General Manager: Tolukama)	January 7, 2003
C. Vermeulen	(General Manager: Buffels)	December 2, 2002
Resignations		Date
R.A.R. Kebble	(Deputy Chairman & Executive Director)	June 30, 2002
F. Weideman	(Director Operations)	February 28, 2002
V.O. Hoops	(Executive Director)	March 12, 2002
G. Njenje	(Non-Executive Director)	April 30, 2002
G. Fischer	(Non-Executive Director)	April 12, 2002
C. Valkin	(Alternate Director)	September 6, 2002
N. Goodwin	(Non-Executive Director)	January 29, 2003
M. Eloff	(Group Company Secretary)	March 13, 2003
B. Morton	(Group Legal Advisor)	March 18, 2003
D.S. van den Bergh	(New Business Development Manager)	February 28, 2003
F. Coetzee	(Operations Director)	April 24, 2003

Directors' Terms of Employment

        The following table shows the date of appointment, expiration of term and number of years of service of each of our directors:

Director	Date of Appointment	Date of Expiration of Term	Number of Years of Service
M.M. Wellesley-Wood	2000	2003	2
I.L. Murray	2001	2004	3
J.H. Dissel	2003	2006	—
F. Coetzee(1)	2002	2005	—
M. Ncholo	2002	2005	—
G. Campbell	2002	2005	—
N. Goodwin(2)	1997	2005	5
R. Hume	2001	2004	1
D. Baker	2002	2005	—

(1)
Mr. Coetzee resigned from our board of directors on April 24, 2003.

(2)
Mr. Goodwin resigned from our board of directors on January 29, 2003.

        There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers are selected.

Committees of the Board of Directors

Executive Committee

        The Executive Committee meets regularly to review current operations in detail, develop strategy and policy proposals for consideration by the board of directors and to implement its directives. The Executive Committee consists of: M.M. Wellesley-Wood (Chairman), I. Murray, B. Beer and J. Engels.

Remuneration Committee

        The Remuneration Committee has been appointed by the board of directors with responsibility for approving all of our remuneration policies and the terms and conditions of employment of executive directors and officers. The committee also considers and approves the eligibility criteria and performance measures of the Durban Roodepoort Deep (1996) Share Option Scheme applicable to the executive directors and senior management. The Remuneration Committee consists of: D. Baker and G. Campbell.

Audit Committee

        The Audit Committee reviews our annual results, the effectiveness of our system of internal financial controls, internal audit procedures and legal and regulatory compliance. The committee also reviews the scope of work carried out by our external auditors and holds regular discussions with the external auditors and J. Botes, our Enterprise Risk Manager. The Audit Committee consists of: R. Hume (Chairman), G. Campbell and D. Baker.

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

Directors	Basic Salary/Fees	Retirement fund contributions/ Bonus/Restraint of Trade/Expenses	Total	Share option scheme gains
	($'000)	($'000)	($'000)	($'000)
Executive
M.M. Wellesley-Wood	362	—	362	1,093
I. Murray	172	59	231	935
F. Coetzee(1)	65	—	65	263
Other directors(2)	466	124	590	2,622
Subtotal(2)	1,065	183	1,248	4,913
Non-Executive
P. Ncholo	—	—	—	—
G. Campbell	—	—	—	—
N. Goodwin(3)	13	—	13	222
R. Hume	15	—	15	78
D. Baker	9	—	9	—
Other directors(2)	—	—	—	645
Total	1,102	183	1,285	5,858

(1)
Mr. Coetzee resigned from our board of directors on April 24, 2003.

(2)
Represents directors who resigned during the fiscal year.

(3)
Mr. Goodwin resigned from our board of directors on January 29, 2003.

        As of June 30, 2002, options to purchase ordinary shares held by directors were as follows:

	Options at June 30, 2001	Options granted during the year	Average Exercise price (R)	Options exercised during the year	Average Exercise Price (R)	Options at June 30, 2002	Expiration Dates(1)
Executive Directors
M.M. Wellesley Wood	733,396	646,017	15.29	474,104	6.24	905,309	8/21/10-4/30/12
I. Murray	712,568	443,421	14.94	478,318	6.64	677,671	8/6/07-4/30/12
F. Coetzee(2)	—	447,789	10.74	150,000	10.74	297,789	5/1/11-4/30/12
Non-Executive Directors
P. Ncholo	—	20,000	18.61	—	—	20,000	3/20/12
G. Campbell	—	20,000	18.61	—	—	20,000	3/20/12
N. Goodwin(3)	274,414	50,000	14.32	169,414	6.87	155,000	8/21/10-3/26/12
R. Hume	—	75,000	11.97	26,250	11.97	48,750	10/1/11-3/26/12
D. Baker	—	60,000	14.05	—	—	60,000	1/23/12-3/26/12

(1)
Certain directors hold options which expire at various times. For those directors, a range is provided indicating the earliest and latest expiration dates.

(2)
Mr. Coetzee resigned from our board of directors on April 24, 2003.

(3)
Mr. Goodwin resigned from our board of directors on January 29, 2003.

Durban Roodepoort Deep (1996) Share Option Scheme

        We operate a securities option plan for our directors and senior employees which has a total of 15% of the issued ordinary shares reserved for issuance thereunder. The price at which an option may be exercised is the lowest seven day trailing average of the closing market prices of an ordinary share on the JSE, as confirmed by our directors, during the three months preceding the day on which the employee is granted the option. Each option remains in force for ten years after the date of grant, subject to the terms of the option plan. Options granted under the plan vest at the discretion of our directors, but primarily according to the following schedule: one-quarter of the options vest six months from the original date of the option grant; one-quarter vest one year from the original date of the option grant; one-quarter of the options vest two years from the original date of the option grant and the balance of the options vest three years from the original date of the option grant. Any options not exercised within ten years from the original date of the option grant will expire and may not thereafter be exercised.

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

        Messrs. Wellesley-Wood, Murray, Ncholo, Campbell, Hume and Baker each have service agreements which run for fixed three year periods until November 1, 2003, October 1, 2004, March 20, 2005, July 1, 2005, March 20, 2005, October 10, 2004 and January 22, 2005, respectively. After their respective three year periods, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice. Mr. Dissel does not currently have a service agreement in place.

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

Loan from R.A.R. Kebble

        On November 1, 2000, Roger Kebble loaned us R5.3 million ($0.7 million) for working capital purposes. He also purchased our investment in Rand Leases Properties Limited for R2.7 million ($0.3 million) and settled an amount of R6.4 million ($0.6 million) due by Consolidated African Mines Limited, or CAM, to us also to provide us with additional working capital. The sale of the investment was at market related prices. An amount of R0.4 million ($0.04 million) has been paid by us as interest on the loan during the 2002 fiscal year and the loan was repaid in full during fiscal 2002. Mr. Kebble had been appointed a director in August 1995 and Executive Chairman in March 1998. We entered into an agreement with Mr. Kebble in March 2002 whereby Mr. Kebble retired from employment with us with effect from March 19, 2002 and ceased to be a director of our board with effect from June 30, 2002. Pursuant to that agreement, we undertook to pay R3.1 million ($0.3 million) to Mr. Kebble on June 30, 2002. We believe that we are not obliged to pay this amount and have not done so. One of the reasons for this is that we believe we have a counterclaim against Mr. Kebble in excess of this claim.

        In addition, we believe that certain share options of Mr. Kebble's have lapsed. A letter has been received from Mr. Kebble's legal advisors alleging a repudiation of the agreement and a claim for damages has been intimated, although no proceedings have as yet been instituted.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        As of April 15, 2003, our issued capital consisted of:

  •
  184,078,834 ordinary shares of no par value; and

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

        Based on information available to us, as of April 15, 2003:

  •
  there were no U.S. record holders of our ordinary shares, excluding those shares which are held as part of our ADR program.

  •
  there were 3,746 record holders of our ADRs in the United States, who held approximately 4,596,695 or 3.19% of our ADRs.

        The following table set forth information regarding the beneficial ownership of our ordinary shares as of April 15, 2003 by:

  •
  each of our directors; and

  •
  any person whom the directors are aware of as at April 15, 2003 who is interested directly or indirectly in 5% or more of our ordinary shares.

Shares Beneficially Owned
Holder
	Number	Percent
M. M. Wellesley-Wood	*
I. Murray	*
J. Dissel	*
F. Coetzee	*
M. Ncholo(1)	*
G. Campbell	*
R. Hume	*
D. Baker	*
Bank of New York—ADRs 101 Barclay Street New York, NY 10011	143,369,184	77.8

(1)
Does not include 4,794,889 of our ordinary shares held by KBH, of which Dr. Ncholo is the chairman.

*
Indicates share ownership of less than 1% of our outstanding ordinary shares.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of April 15, 2003, are treated as outstanding for computing the percentage of any other person. As of April 15, 2003 we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 77.8% of our issued ordinary shares through our ADR program. Unless otherwise noted, each person or group identified possess sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: Durban Roodepoort Deep Limited, 45 Empire Road, Parktown, Johannesburg, South Africa, 2193.

Cumulative Preference Shares

        Randgold owns 5,000,000 (100%) of our cumulative preference shares. Randgold's address is 5 Press Avenue, Selby, Johannesburg, South Africa.

RELATED PARTY TRANSACTIONS

iProp Loan Note

        On June 12, 2002, we entered into a loan agreement with CGR in terms of which an amount of R37.7 million ($3.6 million) is recorded as owing by CGR to us. CGR was an indirect wholly-owned subsidiary of ours. We have sold 60% of our interest in CGR to KBH. This amount was originally owed by CGR to iProp Ltd (previously known as RMP Properties SA Ltd), or iProp, in terms of an secured loan note. In an arrangement in which JCI Gold paid iProp R38 million ($3.7 million) in exchange for an issue by us to JCI Gold of 8,000,000 ordinary shares, the loan note was ceded to us. The loan note has now been cancelled and restated in terms of the loan agreement entered into on June 12, 2002. The largest amount outstanding on this loan to date is R37.7 million ($3.6 million). The loan bears interest at the prime rate of The Standard Bank of South Africa Limited on overdraft plus 25% of that prime rate. As of March 31, 2003, the interest rate on this loan stood at 21.25% per year. The loan is repayable on demand within seven years. Interest is payable annually in arrears. The loan is unsecured. We currently intend to revise the terms of this loan so that it bears interest at the prime rate of The Standard Bank of South Africa Limited on overdraft payable monthly. Principal will be repaid in equal annual installments. This loan had strategic value to us in that it allowed us to reduce the amount of debt owed to outside creditors by CGR.

R.A.R. Kebble Loan

        On November 1, 2000, Roger Kebble loaned us R5.3 million ($0.7 million) for working capital purposes. He also purchased our investment in Rand Leases Properties Limited for R2.7 million ($0.3 million) and settled an amount of R6.4 million ($0.6 million) due by CAM to us also to provide us with additional working capital. The sale of the investment was at market related prices. An amount of R0.4 million ($0.04 million) has been paid by us as interest on the loan during the 2002 fiscal year. The largest amount outstanding on this loan to date is R5.3 million ($0.5 million). Mr. Kebble was appointed a director in August 1995 and Executive Chairman in March 1998. We have repaid this loan in full.

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

Sale of 60% of Our Interest in Crown Gold Recoveries (Pty) Ltd

        In connection with the sale by us of 60% of our interest in CGR we agreed to lend KBH R5.3 million ($0.5 million) under a loan agreement entered into on June 12, 2002. Prior to this, CGR was an indirect wholly-owned subsidiary of ours. The largest amount outstanding on the loan to date is R5.3 million ($0.5 million). The loan bears interest at the prime rate of The Standard Bank of South Africa Limited on overdraft plus 3%. As of March 31, 2003, the interest rate on this loan stood at 20% per year and the outstanding balance was R5.7 million ($0.7 million). The loan is repayable on demand within five years. Interest is payable annually in arrears. The loan was secured by KBH's pledge to us of 49,928,824 shares in ERPM. However, since the acquisition of ERPM by CGR, the loan is no longer secured. We currently intend to revise this loan so that it bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 15% of that rate payable monthly with equal annual capital redemption's. The strategic value of this transaction was that it has enabled us to introduce a black empowerment entity, KBH, which is necessary in terms of the new mining Charter.

        We also entered into two loan agreements with CGR, the first being for R0.9 million ($0.09 million) and the second being for R37.7 million ($3.6 million). The loan is payable on demand within three years and interest is payable annually in arrears. The total amount outstanding as at March 31, 2003 is R1.1 million ($0.1 million).

        The second loan is payable on demand within seven years and interest is payable annually in arrears. The total amount outstanding as at March 31, 2003 is R42.5 million ($5.3 million).

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

        This shareholders' agreement also documents three previously interest free loans from Crown to CGR totaling R190 million ($18 million). Under the terms of the share purchase agreement, 57% (R108 million ($10.2 million)) of the principal amount of these loans were sold to IDC and 3% (R5.7 million ($0.5 million)) to KBH. However, upon KBH exercising its option to purchase IDC's interest in CGR, IDC's portion of this loan was ceded to KBH.

        However, the terms of all of these loans have been orally amended and each of these loans currently bears interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft which as of March 31, 2003, stood at 17%. It is the intention of the parties to amend the terms of the three shareholders' loans. It is expected that the shareholders' loans will continue to bear interest at the prime rate and the interest will be repayable in equal monthly payments over the period of the loans. The conditions in Crown's shareholder loan to CGR, which waive the requirement that CGR maintain an interest cover ratio of 2.5 to 1 will be deleted.

        KBH holds 4,794,889 of our ordinary shares. Also, Dr. Paseka Ncholo is one of our non-executive directors and is also the chairman of KBH.

Acquisition of East Rand Proprietary Mines Ltd

        On October 10, 2002, Daun et Cie AG, Courthiel Holdings (Pty) Ltd, KBH, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Masechaba Palesa Moletsane Ncholo, Michelle Patience Baird, Derek Sean Webbstock, or collectively the Sellers, and CGR, entered into an agreement in terms of which CGR agreed to purchase from the Sellers the entire issued share capital and shareholders' claims of ERPM. Dr. Paseka Ncholo is one of our non-executive directors and we own a 40% interest in CGR. The purchase price for the acquisition of the shares and the claims was R100 million ($9.5 million). CGR has loaned an amount of R60 million ($5.7 million) to the Sellers as an interest free loan, and CGR has received from the Sellers, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the Sellers' claims to CGR. As of March 31, 2003 the outstanding balance of this loan was R60 million ($7.5 million). An existing mortgage bond registered by ERPM in favor of Courthiel Holdings (Pty) Ltd securing shareholder loans in the sum of R10 million ($0.9 million) was also ceded to CGR as security on October 11, 2002. The full amount is still owing under the bond.

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

        On October 10, 2002, in order to enable CGR to effect payment of the purchase price of the acquisition of ERPM, we entered into a loan agreement with CGR pursuant to which we agreed to lend to CGR the sum of R60 million ($5.7 million). The loan bears interest at the rate of 18.4% and is secured by a notarial general covering bond over all movable assets of CGR. The loan is repayable four months after the registration of the bond. We have subsequently loaned CGR an additional R9.9 million ($0.9 million) on the same terms. CGR in turn loaned this amount to ERPM as working capital.

        Additionally, on September 18, 2002, in connection with CGR's acquisition of ERPM, we provided a working capital facility of R10 million ($0.9 million) to ERPM. The loan bears interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft and as of March 31, 2003, the interest rate on the loan stood at 17%. The loan is secured by a pledge of certain movable assets of ERPM. This transaction is part of our continued strategy of enhancing our black empowerment status.

Rand Refinery Agreement

        We have entered into an agreement with Rand Refinery Ltd for the refining and sale of all of our gold produced in South Africa. Under the agreement, Rand Refinery Ltd performs the final refining of our gold and casts it into troy ounce bars. Then, Rand Refinery Ltd. sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, we pay Rand Refinery Ltd a variable refining fee plus fixed marketing, loan and administration fees. Mr. Ian Murray, one of our executive directors, is also a director of Rand Refinery Ltd. Also, Mr. Jacob Dissel, our Chief Financial Officer, is an alternate director of Rand Refinery Ltd. We currently own 10.6% of Rand Refinery Ltd (which is jointly owned by South African mining companies).

Management Service Agreements

        We provide management services for CGR and ERPM under management service agreements entered into with each of them. These services include: financial management, gold administration and hedging, technical and engineering services, mineral resource services and other management related services. We own a 40% interest in CGR. ERPM is a wholly-owned subsidiary of CGR. The strategic value of these arrangements are that they allow us to monitor and provide input on the management of these companies in which we have an investment.

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

  Consultancy Service Agreement

        We have entered into a consultancy service agreement with one of our non-executive directors, Mr. Nicolas Goodwin. Under this agreement, Mr. Goodwin provides us with project management services at the Argonaut Project. This agreement took effect on September 2, 2002. The agreement is for a fixed one year term from September 2, 2002, so long as the Argonaut Project is ongoing. Under this agreement, Mr. Goodwin is paid a fee of $400 per day. Mr. Goodwin worked for 128 days under this agreement for a total amount of $51,200. Mr. Goodwin resigned as a non-executive director effective January 29, 2003. This agreement was terminated as of February 26, 2003.

ITEM 8.    FINANCIAL INFORMATION

        See Item 18

ITEM 9.    THE OFFER AND LISTING

OFFER AND LISTING DETAILS

        The following tables set forth, for the periods indicated, the high and low sales prices and average daily trading volumes of our ordinary shares on the JSE and ADRs on the Nasdaq SmallCap Market.

					Average Daily Trading Volume
	Price Per Ordinary Share R		Price Per ADR $
Year Ended					Ordinary Share
	High	Low	High	Low		ADRs
June 30, 1998	19.00	7.00	4.00	1.44	62,229	241,635
June 30, 1999	22.50	10.10	3.72	1.56	59,875	286,549
June 30, 2000	14.40	6.70	2.38	0.94	219,120	671,956
June 30, 2001	10.70	4.40	1.40	0.59	141,868	593,520
June 30, 2002	55.00	6.50	5.59	0.79	246,934	2,085,179
						Average Daily Trading Volume
		Price Per Ordinary Share R		Price Per ADR $
Year Ended						Ordinary Share
	Quarter	High	Low	High	Low		ADRs
June 30, 2001	Q1	8.40	6.30	1.19	0.94	84,560	389,700
	Q2	7.35	4.40	1.06	0.59	129,260	639,416
	Q3	8.60	4.80	1.13	0.66	151,865	606,303
	Q4	10.70	7.30	1.40	0.88	203,547	738,865
June 30, 2002	Q1	11.00	6.50	1.39	0.79	144,134	711,759
	Q2	17.10	9.40	1.45	1.07	150,426	638,327
	Q3	39.00	16.00	3.58	1.36	362,608	2,369,105
	Q4	55.00	37.35	5.59	3.37	335,649	4,531,973
June 30, 2003	Q1	48.00	23.80	4.56	2.31	259,772	3,224,087
	Q2	45.00	25.80	4.54	2.87	279,442	3,067,297
	Q3	38.50	17.00	4.38	2.11	224,280	2,776,048
					Average Daily Trading Volume
	Price Per Ordinary Share R		Price Per ADR $
Month Ended					Ordinary Share
	High	Low	High	Low		ADRs
October 31, 2002	45.00	30.60	4.20	2.87	241,842	2,898,626
November 30, 2002	35.60	25.80	3.65	2.98	308,611	2,617,680
December 31, 2003	41.00	27.50	4.54	3.00	291,399	3,680,239
January 31, 2003	38.50	32.20	4.38	3.86	240,119	2,995,322
February 28, 2003	35.40	26.95	4.32	3.25	193,984	1,987,607
March 31, 2003	29.50	17.00	3.69	2.11	237,154	3,270,124

MARKETS

        Our ordinary shares trade on the JSE under the symbol "DUR" and our ADSs trade on the Nasdaq SmallCap Market in the form of ADRs under the symbol "DROOY". Our ordinary shares also trade on the LSE (symbol: DBNR), Paris Bourse (symbol: DUR), Brussels Bourse (symbol: DUR) and Australian Stock Exchange (symbol: DRD). The ordinary shares also trade on the "over the counter" markets in Berlin, Stuttgart and Frankfurt. The ADR's are issued by Bank of New York, as Depositary. Each ADR represents one ADS. Each ADS represents one of our ordinary shares. Prior to February 2001, our ADS's traded on the Nasdaq National Market.

ITEM 10.    ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Our Memorandum and Articles of Association and Ordinary Shares

        On June 30, 2002 we had 300,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, authorized for issuance. On that date, we had issued 177,173,485 ordinary shares and 5,000,000 cumulative preference shares.

        On April 15, 2003, we had 300,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.1 par value, authorized for issuance. On that date, we had issued 184,078,834 ordinary shares and 5,000,000 cumulative preference shares.

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

        This addendum extends the repayment date to the date on which WAL repays its loan to Investec Bank Limited.

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

        Under this share purchase agreement, we sold 57% of our interest in CGR to IDC and 3% of our interest in CGR to KBH. KBH obtained an option to purchase IDC's shares of CGR. IDC and KBH also each purchased their respective share of three shareholder loans, aggregating R190.1 million ($18 million) owed by CGR to us. The total amount of consideration for this sale was R105,531,000.

Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 12, 2002.

        Under this agreement, the parties agreed that the IDC would not remain a shareholder in CGR, but would transfer its shares and claims held in CGR to KBH. Accordingly, IDC granted an option to KBH to purchase its shares and claims held by it in CGR subject to certain terms and conditions. KBH exercised this option in July 2002 and currently owns 60% of the entire issued share capital of and shareholders loans held in CGR. Crown now holds 40% of the issued share capital of CGR.

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

Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

        This agreement documents a previously undocumented loan which we made to CGR. This loan was previously undocumented because it was an intercompany loan to a then wholly-owned subsidiary. The loan is for R0.9 million. It is the intention of the parties to amend the terms of this loan. It is expected that the loan will bear interest at the prime rate of The Standard Bank of South Africa on overdraft, which is currently 17%, and the interest will be repayable in equal monthly payments over the period of the loan.

Memorandum of Loan Agreement No. 2 between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

        This agreement documents a previously undocumented loan which we made to CGR. This loan was previously undocumented because it was an intercompany loan to a then wholly-owned subsidiary. The loan is for R37.7 million. It is the intention of the parties to amend the terms of this loan. It is expected that the loan will bear interest at the prime rate of The Standard Bank of South Africa on overdraft, which is currently 17%, and the interest will be repayable in equal monthly payments over the period of the loan.

Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

        This agreement documents three previously interest free loans from Crown to CGR totaling R190 million ($18 million). This loan was previously undocumented because it was an intercompany loan to a then wholly-owned subsidiary. The terms of these loans were amended by the shareholders' agreement we entered into with Crown, CGR, KBH and IDC. Under the terms of the share purchase agreement which we entered into with Crown, KBH and IDC, 57% of the principal amount of these loans was sold to IDC and 3% was sold to KBH. However, upon KBH exercising its option to purchase IDC's interest in CGR, IDC's portion of this loan was ceded to KBH. It is the intention of the parties to amend the terms of this loan. It is expected that the loan will bear interest at the prime rate of The Standard Bank of South Africa on overdraft, which is currently 17%, and the interest will be repayable in equal monthly payments over the period of the loan.

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

Agreement of Loan and Pledge between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated September 18, 2002.

        Under this agreement we provided ERPM with a working capital facility of R10 million ($0.9 million). The loan bears interest at the prime rate on overdraft which is currently 17%. The loan is secured by a pledge of certain movable assets of ERPM.

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

  •
  corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R1,000 million to finance approved investments abroad and up to R2,000 million to finance approved new investments in African countries. However, the approval of SARB is required in advance. On application to SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits. In addition, South African corporations may utilize part of their cash holdings in South Africa to repay up to 10% of outstanding foreign debt raised to finance foreign investments, provided the facility is for a minimum period of two years.

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

TAXATION

Certain Income Tax Consequences

        This discussion is of a general nature. No representation with respect to the consequences to any particular purchaser of our securities is made hereby. Prospective purchasers are urged to consult their own tax advisers with respect to their particular circumstances and the effect of national, state or local tax laws to which they may be subject.

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

United States

Certain United States Federal Income Tax Considerations

        The following is a discussion of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the purchase, ownership and disposition of ordinary shares or ADSs. It deals only with U.S. holders who hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

        This discussion does not address all aspects of U.S. federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of U.S. holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, financial institutions, life insurance companies, banks, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a "hedge," "conversion transaction," "synthetic security," "straddle," "constructive sale" or other integrated investment, persons whose functional currency in not the U.S. dollar, or persons that actually or constructively own ten percent or more of our voting stock). This discussion addresses only U.S. federal income tax consequences and does not address the effect of any state, local, or foreign tax laws that may apply, or the alternative minimum tax.

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

        If a partnership holds any ordinary shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding any notes, ordinary shares or ADSs are urged to consult their tax advisors.

        Because individual circumstances may differ, U.S. holders of ordinary shares or ADSs are urged to consult their own tax advisors concerning the U.S. federal income tax consequences applicable to their particular situations as well as any consequences to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

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

        A U.S. holder of the ordinary shares or ADSs that are treated as "marketable stock" under the PFIC rules may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the U.S. holder would include in ordinary income or loss for each taxable year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares or ADSs and the U.S. holder's adjusted tax basis in such ordinary shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If a mark-to-market election with respect to ordinary shares or ADSs is in effect on the date of a U.S. holder's death, the tax basis of the ordinary shares or ADSs in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares or ADSs. U.S. holders desiring to make the mark-to-market election are urged to consult their tax advisors with respect to the application and effect of making the election for the ordinary shares or ADSs.

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

        We believe that we were not a PFIC for our 2002 fiscal year ended June 30, 2002. However, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, depending on how quickly we employ the net proceeds realized from the recent sales of ordinary shares and senior convertible notes, the amount of such net proceeds and the earnings thereon may affect our PFIC status. Moreover, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

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

DIVIDENDS AND PAYING AGENTS

        Not applicable

STATEMENT BY EXPERTS

        Not applicable

DOCUMENTS ON DISPLAY

        You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at Durban Roodepoort Deep, Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Jacob Dissel, Chief Financial Officer. Tel No. 27-11-381-7800. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

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

SUBSIDIARIES

        Not applicable

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

General

        In the normal course of business, we are exposed to commodity price, exchange rates, interest rate, liquidity and credit risks. In order to manage these risks, we may enter into transactions which make use of derivative instruments. These may include forward sales or purchases, swaps or options. The decision to use these types of transactions will be based on our hedge policy. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are marked-to-market in accordance with our accounting policies. We have no positions that meet the criteria for the normal purchase normal sale exception under SFAS 133, Accounting for Derivative Instruments and Hedging Instruments.

  Commodity price risk

        The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares and ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the gold price is impossible for us to predict. The price of gold may not remain at a level allowing us to economically exploit our reserves.

        Until May 2002 we used forward contracts, options and swaps to reduce our risk exposure to volatility in the gold price. The total gold production committed under our hedging program as of July 1, 2001 was 802,625 ounces over a three-year period. Consequently, our shareholders were exposed to opportunity loss as a result of an increase in the price of gold.

        During fiscal 2002, our management reached the conclusion that our hedge book structure would make it difficult for us to accomplish our strategy of providing our investors with exposure to increases in the price of gold, as gains would be offset against potential losses on the forward contracts.

        As a result of this decision, in May 2002 we entered into equal and opposite positions of all outstanding derivatives (excluding our "gold for electricity" contract) to effectively close them out and eliminate any existing commitment to sell our gold production. The loss that we realized on the existing positions was $72.8 million. The counterparties, J.P. Morgan Chase Bank, J. Aron & Company and UBS AG, each agreed to accept a portion of the amounts due to them under the restructuring immediately in cash, which amounted to approximately $38.1 million, with the remainder, which amounts to approximately $34.7 million, to be paid over an 18 month period. Thus, these are treated as long term loans. Of this amount, $6.6 million was secured by a general notarial covering bond and surety mortgage over the metallurgical plants of the Blyvoor, West Wits and Buffels Sections, in favor of J.P. Morgan Chase Bank, and was due to be repaid by June 2003. We repaid the full amount to J.P. Morgan Chase Bank on March 26, 2003 and obtained a release of these assets.

Gold for Electricity Contract

        In October 2000 we entered into a five year contract to buy electricity from Eskom. Under the terms of our agreement, we pay Eskom a standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October we adjust the amounts paid in that period in accordance with an established formula based on gold price.

        The gold price adjustment is based on the notional amount of 15,000 ounces of gold multiplied by the difference between the contracted gold price, which is the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM fix for each business day in the calculation period.

        This contract expires in September 2005.

        We have concluded that (1) the contract in its entirety does not meet the definition of a derivative instrument and therefore it does not have to be carried on the balance sheet at fair value (2) the embedded gold for electricity forward contract possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (3) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. Accordingly, the embedded derivative was separated from the host contract and carried at fair value.

        As discussed in note 13 to our financial statements, the fair value of the gold for electricity contract was negative $80.2 million as at June 30, 2002 (2001: negative $67.8 million). The fair value reflects the difference between the price that was agreed on the date of the transaction and the forward price on June 30, 2002. Therefore, the $80.2 million reflects the loss as at June 30, 2002 when the gold price was R3,315 per ounce against an average contract price of R2,182 per ounce.

	2003	2004	2005	2006
Gold for Electricity Contract
Ounces	180,000	180,000	180,000	45,000
Average price (R/ounce)	2,112.00	2,176.00	2,240.00	2,256.00

        A forward contract is an agreement where one party promises to buy an asset from another party at some specified time in the future at some specified price. No money changes hands until settlement date, which normally takes place at maturity date. These contracts can be either physically settled by delivering the underlying asset or net cash settled. In the case of the gold for electricity contract signed with Eskom, the contract has to be net cash settled.

	2003	2004
Puts bought
Ounces	84,000	14,000
Average price (R/ounce)	1,967.50	1,990.00

        Put options bought refer to the right, but not the obligation to sell a predetermined amount of gold at a predetermined price on a predetermined date. The fair value of these instruments as at June 30, 2002 was nil, as they are currently out-of-the money.

        We have entered into the following transactions which have been accounted for in the financial statements on a mark-to-market basis and which mature in the years ended June 30, 2004.

2004
Gold lease rate swaps
Volume (ounces)	300,000
Rate	0.20%

        A gold lease rate swap is a contract whereby we and a counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed lease rate based on that amount of gold and the other party pays a floating lease rate based on the same amount of gold.

        We have exposure to increases in the three-month floating lease rate swaps up to June 2004. The volume the swap is based on begins at 300,000 ounces and decreases every quarter by 37,500 ounces until it reaches zero (by June 2004). Every quarter we receive a fixed cash flow based on 0.2% of the volume and $280/oz, and pays the three-month floating lease rate converted at the then market spot rate. The fair value of the gold lease rate swaps as at June 30, 2002 was a negative $0.4 million.

  Concentration of credit risk

        Our financial instruments do not represent a concentration of credit risk, because we deal with a variety of major banks and financial institutions located in South Africa and Australia, after evaluating the credit ratings of the representative financial institutions. Furthermore, our debtors and loans are regularly monitored and assessed for recoverability. Where it is appropriate to raise a provision, an adequate level of provision is maintained.

        In addition, our South African operations all deliver their gold to Rand Refinery Limited which refines the gold to saleable purity levels and then sells the gold, on our behalf, on the bullion market. The gold is sold by Rand Refinery on the same day as it is delivered and settlement is made within two days. Once the gold has been assayed by Rand Refinery, the risks and rewards of ownership have passed.

        The Australasian operations deliver their gold to one customer, N M Rothschild and receive proceeds within two days. The concentration of credit risk in Australia is mitigated by the reputable nature of the customer and the settlement of the proceeds within a week.

  Foreign currency risk

        Our functional currency is the South African Rand. Although gold is sold in Dollars, we are obliged to convert this into Rands. We are thus exposed to fluctuations in the Rand/Dollar exchange rate. By economically hedging the gold proceeds in Rands, we mitigate this risk.

        We conduct our operations in South Africa and Papua New Guinea. Currently, foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in Dollars while production costs are incurred primarily in Rand and Papua New Guinean Kina. Our results are positively affected when the Dollar strengthens against these foreign currencies and adversely affected when the Dollar weakens against these foreign currencies. Our cash and cash equivalent balances are held in Dollars, Rands and Kina; holdings denominated in other currencies are relatively insignificant.

        Since 1991, the Rand has weakened against the Dollar and we have benefited primarily through lower South African labor and material costs. We do not believe that it is necessary to enter into foreign exchange hedging contracts.

        Based on our fiscal 2003 financial forecast, a 10% increase/decrease in the Rand/Dollar exchange rate would have approximately a $14.1 million increase/decrease impact on revenue and an $12.7 million increase/decrease impact on pre-tax earnings.

  Interest rates and liquidity risk

        Fluctuations in interest rates impact on the value of short term cash investments and financing activities, giving rise to interest rate risks.

        In the ordinary course of business, we receive cash from our operations and are required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. Funding deficits for our mining operations have been financed through the issue of additional shares and external borrowings. Lower interest rates result in lower returns on investments and deposits and also may have the effect of making it less expensive to borrow funds at then current rates. Conversely, higher interest rates result in higher interest payments on loans and overdrafts.

Long Term Debt

        Set out below is an analysis of our debt (in $'000's) as at June 30, 2002, analyzed between fixed variable interest rates and classified by currency.

	$	A$	R	Total
Interest rate
Variable Rate	—	1,708	2,052	3,760
Weighted Average Interest Rate	—	19.6%	16%
0% Rate	34,731	—	1,422	36,153
Fixed Rate	—	1,420	—	1,420
Weighted Average Interest Rate	—	9%	—
Total	34,731	3,128	3,474	41,333
Repayment period
2003	13,017	1,110	1,838	15,965
2004	21,714	1,388	793	23,895
2005	—	630	289	919
2006	—	—	289	289
2007	—	—	265	265
Total	34,731	3,128	3,474	41,333

        Set out below is an analysis of our Contractual Obligations (in $'000) as at June 30, 2002, analyzed by the payments due by period:

		Payments due by period Less than
Contractual Obligations				After 4 years
	Total	1 year	1-3 years
Long term debt	41,333	15,965	25,103	265
Gold for Electricity Contract	80,117	21,642	58,475	—
Total Contractual Cash Obligations	121,450	37,607	83,578	265

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

ITEM 16.    RESERVED

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable

ITEM 18.    FINANCIAL STATEMENTS

        The following financial statements and related auditor's report are filed as part of this Annual Report.

Page
Report of the independent auditors	F-1
Report of PricewaterhouseCoopers, Inc.	F-2
Statements of consolidated operations for the years ended June 30, 2002, 2001 and 2000.	F-3
Consolidated balance sheets as of June 30, 2002 and 2001.	F-4
Consolidated statements of shareholders' equity for the years ended June 30, 2002, 2001 and 2000.	F-5 to F-7
Consolidated statements of cash flows for the years ended June 30, 2002, 2001 and 2000.	F-8
Notes to the consolidated financial statements.	F-9 to F-58

ITEM 19.    EXHIBITS

        The following exhibits are filed as a part of this Annual Report:

1.1*	Memorandum of Association of Durban Roodepoort Deep, Limited.
1.2††	Articles of Association of Durban Roodepoort Deep, Limited, as amended on November 8, 2002.
1.3*	Excerpts of relevant provisions of the South African Companies Act.
1.4**	Durban Roodepoort Deep (1996) Share Option Scheme as amended.
2.1*	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2††	Indenture between Durban Roodepoort Deep, Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
2.3††	Purchase Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.
2.4††	Registration Rights Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.
2.5††	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.
2.6††	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.
4.1*	Tribute Agreement, dated October 9, 1992 between Durban Roodepoort Deep, Limited and Rand Leases.
4.2*	Service Agreement, dated July 27, 1995, between Durban Roodepoort Deep, Limited and Randgold.
4.3*	Agreement, dated September 28, 1995, among First Wesgold Mining (Proprietary) Limited, Durban Roodepoort Deep, Limited and Rand Leases in respect of purchase of assets of First Wesgold by Rand Leases.
4.4**	Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs—Republic of South Africa to Durban Roodepoort Deep, Limited.
4.5***	Deposit Agreement among Durban Roodepoort Deep, Limited, The Bank of New York as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 11, 1998.
4.6****	Security Agreement, dated November 5, 1998, between The Chase Manhattan Bank, Durban Roodepoort Deep, Limited, Blyvoor, Buffels and West Wits.
4.7****	Loan Agreement, dated June 8, 1999, between Industrial Development Corporation of South Africa Limited, Crown and Durban Roodepoort Deep, Limited.
4.8****	Lender Substitution Deed, dated August 18, 1999, between Durban Roodepoort Deep, Limited, DRD Australasia, NM Rothschild & Sons (Singapore) Limited, NM Rothschild & Sons (Australia) Limited, as agent in its own capacity, and Rothschild Nominees (Pty) Limited.
4.9****	A$10m Facility Agreement, dated September 10, 1999, between Durban Roodepoort Deep, Limited, DRD Australasia and NM Rothschild & Sons (Australia) Limited.
4.10****	Facility Agreement, dated August 9, 1996, between PT Barisan Tropical Mining, Rothschild Australia Limited and the Participants.

4.11****	Deposit Agreement, dated September 30, 1999, between Buffels and BOE Merchant Bank, a division of BOE Bank Limited.
4.12****	Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant Bank, and Buffels.
4.13****	Guarantee and Indemnity Agreement, dated November 17, 1999, between Durban Roodepoort Deep, Limited, Blyvoor, Argonaut Financial Services (Proprietary) Limited, West Wits, Crown and BOE Bank Limited, through its division BOE Merchant Bank.
4.14****	Loan Security Agreement, dated November 17, 1999, between FBCF Equipment Finance (Propietary) Limited and Buffels.
4.15****	Sale of Business Agreement in respect of Harties, dated August 16, 1999, between Avgold Limited, Buffels and Durban Roodepoort Deep, Limited.
4.16****	Form of Restraint Agreement.
4.17****	Sale of Shares Agreement, dated September 29, 1997, between RMP Properties Limited, Randgold, Crown, City Deep Limited, Consolidated Main Reef Mines and Estate Limited, Crown Mines Limited, RMP Properties SA Limited and Industrial Zone Limited.
4.18*****	Form of Non-Executive Employment Agreement.
4.19*****	Form of Executive Employment Agreement.
4.20*****	Share Sale Option Agreement, dated March 12, 1993, between Newmont Proprietary Limited, Ballimore No. 56 Proprietary Limited, Clayfield Proprietary Limited and Dome Resources N.L.
4.21*****	Convertible Loan Agreement, dated November 19, 1997, between Tolukuma Gold Mines Proprietary Limited, Dome Resources N.L. and Mineral Resources Development Company Proprietary Limited.
4.22*****	First Deed of Variation of Loan Agreement, between Mineral Resources Development Company Pty Limited, Dome Resources N.L. and Tolukuma Gold Mines Pty Limited.
4.23*****	Agreement, dated February 21, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.
4.24*****	Independent Auditor's Report from PricewaterhouseCoopers to the Board of Directors and Shareholders of Crown Consolidated Gold Recoveries Limited, dated August 28, 2000.
4.25*****	Shareholders' Agreement, dated September 29, 2000, between Durban Roodepoort Deep, Limited, Fraser Alexander Tailings (Proprietary) Limited and Mine Waste Solutions (Proprietary) Limited.
4.26*****	First Addendum to the Agreement, dated November 15, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.
4.27*****	Second Addendum to the Agreement, dated December 21, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.
4.28†	Agreement between Durban Roodepoort Deep, Limited, Western Areas, Limited, Consolidated African Mines Limited and JCI Gold Limited, dated April 25, 2001.
4.29†	Addendum to the Agreement between Durban Roodepoort Deep, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated August 31, 2001.
4.30†	Addendum to the Agreement between Durban Roodepoort Deep, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated September 26, 2001.

4.31†	Guarantee and Cession in Securitatem Debiti Agreement between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated October 9, 2001.
4.32†	Second Deed of Variation of Loan Agreement between Tolukuma Gold Mines Limited, Dome Resources NL and Mineral Resources Development Company Limited, dated June 28, 2001.
4.33†	Principal Terms and Conditions for Waiving Right to Declare Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines (Pty.) Limited, Dome Resources (PNG) Pty. Limited, Dome Resources NL and Durban Roodepoort Deep, Limited, dated July 16, 2001.
4.34†	Loan Agreement between Bank of South Pacific Limited and Tolukuma Gold Mines Limited, dated November 8, 2001.
4.35††	Master Finance Lease between Volvo Truck Finance Australia (Pty) Ltd and Dome Resources N.L., dated November 1, 2000.
4.36††	Agreement between Durban Roodepoort Deep, Limited and Rand Refinery Ltd, dated October 12, 2001.
4.37††	Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and Durban Roodepoort Deep, Limited, dated June 12, 2002.
4.38††	Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 12, 2002.
4.39††	Addendum to Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 14, 2002.
4.40††	Subscription Agreement between Khumo Bathong Holdings (Pty) Limited and Durban Roodepoort Deep, Limited, dated June 12, 2002.
4.41††	Loan Agreement between Durban Roodepoort Deep, Limited and Khumo Bathong Holdings (Pty) Ltd, dated June 12, 2002.
4.42††	Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.43††	Memorandum of Loan Agreement No. 2 between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.44††	Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.45††	Loan Agreement between Industrial Development Corporation of South Africa Ltd. and Blyvooruitzicht Gold Mining Company Ltd, dated July 18, 2002.
4.46††	Agreement of Loan and Pledge between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated September 18, 2002.
4.47††	Management Services Agreement between Durban Roodepoort Deep, Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty)Ltd, dated October 1, 2002.
4.48††	Agreement amongst Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated October 1, 2002.
4.49††	Letter Agreement between Durban Roodepoort Deep, Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.

4.50††	Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.
4.51††	Memorandum of Loan Agreement between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.
4.52††	Letter Agreement Relating to Consultancy Arrangement between Durban Roodepoort Deep, Limited and Nicolas Goodwin.
4.53††	Management Services Agreement between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.
4.54††	Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.
8.1††	List of Subsidiaries.
10.1#	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.2#	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.
**	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.
***	Incorporated by reference to our Registration Statement (File No. 333-9242) on Form F-6.
****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1999.
*****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.
†	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2001.
††	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
#	Filed herewith.

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

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg, Republic of South Africa
 December 31, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Crown Consolidated Gold Recoveries Limited

        We have audited the accompanying consolidated balance sheets of Crown Consolidated Gold Recoveries Limited and its subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year ended June 30, 2000 and the nine months ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crown Consolidated Gold Recoveries Limited and its subsidiaries at June 30, 2000 and 1999, and the results of their operations and cash flows for the year ended June 30, 2000 and the nine months ended June 30, 1999 in conformity with South African Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.
 Chartered Accountants (SA)
Registered Accountants and Auditors
Johannesburg, August 28, 2000

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

Durban Roodepoort Deep, Limited

Notes to the Consolidated Financial Statements

At June 30

1. NATURE OF OPERATIONS

Introduction

        Durban Roodepoort Deep, Limited ("the Company" or "the Group"), was formed in 1895 and is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. The Company focuses its operations on the West Witwatersand basin in South Africa. Its operations consist of the North West Operations (comprising the Buffels and Harties Sections), the Blyvoor Section and its 40% interest in Crown Section, all in South Africa, and the Tolukuma Section in Papua New Guinea. It also has exploration projects in South Africa, Papua New Guinea and Australia.

        The Company has had a number of changes in management and in the composition of its board of directors during the last year. Its reorganized management team has made important changes to its business, including a major restructuring of its hedge book. The Company has also embraced the South African government's drive for black empowerment and taken positive steps to start growing its asset base and making its production profile more sustainable.

History and Development

        In 1992, the Company's holding group (Rand Mines) was restructured and a new company, Randgold & Exploration Company Limited, or Randgold, was formed to provide management services to the Company's gold mines.

        During 1996, the Company acquired the entire share capital of West Witwatersrand Gold Holdings Limited, which was the parent company of West Witwatersrand Gold Mines Ltd or West Wits, in exchange for an aggregate of 1,846,087 ordinary shares, Consolidated Mining Corporation Ltd's loan to West Witwatersrand Gold Holdings Limited and the entire issued capital and shareholders' claim and loan account of East Champ d'Or Gold Mine Ltd, a gold mining company with mining title in the West Rand.

        Also during 1996, the Company's ADRs began trading on the Nasdaq National Market and are now listed on the Nasdaq SmallCap Market.

        In August 1997, the Company purchased the mineral rights represented by the Argonaut Project from Randgold.

        On September 15, 1997, the Company acquired the entire share capital of Blyvooruitzicht Gold Mining Company Ltd, or Blyvoor, in exchange for 12,693,279 ordinary shares. Also on that date, the Company acquired Buffelsfontein Gold Mines Ltd, or Buffels, in exchange for 14,300,396 ordinary shares.

        On September 14, 1998 the Company acquired Crown Consolidated Gold Recoveries Ltd, or Crown, in exchange for 5,925,139 ordinary shares.

        On August 16, 1999, Buffels acquired the majority of the assets and liabilities of the Harties mining operation for R45 million ($7.4 million).

        During September 1999, the Company purchased 28,693,002 (19.9%) ordinary shares in Dome Resources Ltd, or Dome, for R34.9 million ($3.3 million). On March 13, 2000 the Company made an unconditional offer to the shareholders of Dome to acquire all the remaining shares in Dome and completed this acquisition in June 2001.

        During August 2000, the Company ceased all operations at the Durban Deep Section and both underground and open pit operations at the West Wits Section.

        In April 2001, the Company launched the Blyvoor Expansion Project which is intended to facilitate the commissioning of additional infrastructure and the opening up of additional mining areas to further enable the effective mining of reserves at the Blyvoor Section.

        In June 2002, the Company entered into an agreement with Bophelo Trading (Pty) Limited, or BTL for the sale of the West Wits gold plant and certain related assets for R25 million ($2.4 million). The sale is still pending.

        During the course of the audit exercise for the 2000 fiscal year, certain irregular transactions came to the Company's attention. An internal investigation commenced at the insistence of a special committee of the board of directors. During the course of this investigation, the Company discovered that all 8,282,056 ordinary shares issued ostensibly for the acquisition of the Rawas gold mine in 1999 were invalidly issued and allotted. For a description of the Special Committee, see Note 7.

        Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas shares, it was not possible for the Company to distinguish the Rawas shares from all of the other issued ordinary shares and so their identity had been lost. The meant that none of the Rawas shares, and their holders at the time, could be identified and therefore none of the Rawas shares could be removed from the Company's members' registry. The Rawas shares, therefore, were effectively in issue without the possibility of removing them from the members' registry.

        At a shareholders' meeting, the Company's shareholders resolved, by special resolution, that it should apply to the High Court of South Africa for validation of the issuance of the ordinary shares. The Company has made this application and the High Court of South Africa validated the issuance on June 19, 2002. For a description of this transaction, see Note 3.

        Beginning in July 2002, the Company entered into a series of transactions, consistent with its black empowerment strategy resulting in the acquisition of 60% of its interest in Crown Gold Recoveries (Pty) Ltd, or CGR, by Khumo Bathong Holdings (Pty) Ltd, or KBH for R105 million ($10 million). Also, as part of this transaction, KBH repaid a portion of certain shareholder loans on behalf of CGR. Consequently, CGR now owes 60% of those loans to KBH and 40% of the loans to the Company.

        In October 2002, CGR acquired 100% of the outstanding share capital of and loan accounts in East Rand Proprietary Mines Ltd, or ERPM, for R100 million ($9.5 million).

        On December 16, 2002 the Company announced its proposed acquisition of 14% of Emperor Mines Limited, an Australian listed gold mining company for A$11.5 million ($7.8 million). Since that date, the Company has increased its percentage holding in Emperor Mines Limited to 19.81% at a total additional cost of A$5.0 million ($3.07 million).

        For a description of the Company's relationship with entities controlled by its former Chairman, R.A.R. Kebble, see Note 4.

2. SIGNIFICANT ACCOUNTING POLICIES

        The following are accounting policies used by the Company which have been consistently applied:

  2.1 Use of estimate

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

  2.6 Inventories

        Inventories, comprising gold in process (being gold at the stage of production immediately prior to smelting) and supplies, are stated at the lower of cost and market value. Costs are assigned to inventory on an average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing. Selling, refining and general administration costs are excluded from inventory valuation.

  2.7 Exploration costs

        Mining exploration costs are expensed as incurred. Costs related to property acquisitions and mineral and surface rights are capitalized and amortized over the lesser of their expected lives or 50 years.

  2.8 Development costs

        Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to expand the capacity of operating mines. Mine development costs incurred in the ordinary course to maintain production are expensed.

        Initial development and pre-production costs relating to a new orebody are capitalized once directors consider that the likelihood of the properties being profitably exploited is probable and until the orebody is brought into production at which time the costs are then amortized as set out below.

  2.9 Mining assets

        Land is recorded at cost and not depreciated. Buildings and other non-mining fixed assets are recorded at cost less accumulated depreciation.

        Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which that the cost relates. Amortization is calculated on a mine by mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, the Company estimates the amortization rate based on actual production over total proven and probable reserves of the particular mine. This rate is then applied to actual costs incurred to arrive at the amortization expense for the period. Proven and probable reserves reflect estimated quantities of economically recoverable reserves that can be recovered in the future from known mineral deposits. The Company's proven and probable reserves can be mined without the development of additional mine infrastructure, given the mature nature of the Company's mines. Therefore, future development costs are not factored into its amortization expense calculations.

        The Company does not have significant open-pit operations. Any stripping costs are expensed in the period in which they are incurred.

  2.10 Impairment of mining assets

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

An "area of interest" is defined as a group of assets at the lowest level for which there are identifiable cash flows that are largely independent of other cash flows. The lowest level for which there are identifiable cash flows that are largely independent of other cash flows is on a mine-by-mine basis. Therefore, the Company makes the analysis on a mine-by-mine basis.

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

  2.11 Rehabilitation costs

        Estimated future rehabilitation costs, which are based on the Company's interpretation of current environmental and regulatory requirements, are accrued and charged over the expected operating lives of the mines using the unit of production method based on estimated proven and probable reserves. The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances.

        Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that the Company's estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

        Annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

  2.12 Revenue

        Revenue consists of gold bullion and related by-products and is recognised when it is delivered to the relevant refinery, Rand Refinery Limited in South Africa and N.M. Rothschild in Australasia, at which stage all risks and rewards of ownership pass from the Company.

        Once the gold bars reach the refinery, they are assayed to determine the gold content of each bar before being sent for refining where it is purified to 99.9% purity and cast into troy ounce bars of varying weights. The bullion is sold on behalf of the Company by the refinery on the same day as the delivery, and the proceeds are remitted to the Company in Rand within two days. The Rand Refinery Limited sells the gold for the London afternoon fixed price on the day the gold is sold. N.M. Rothschild sells the gold at the previous day London afternoon fixed price and pays the Company in Dollars.

        The Company has a 10.6% equity stake in Rand Refinery Limited (which is jointly owned by South African mining companies) and Mr I. Murray, one of the Company's executive directors, is also a director of Rand Refinery Ltd. Mr. Jacob Dissel, the Company's Chief Financial Officer, is an alternate director of Rand Refinery Ltd. The Company does not have an interest in N.M. Rothschild.

  2.13 Financial instruments

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

        On the adoption of SFAS 133, none of the Group's derivatives qualified for hedge accounting as they did not meet the hedging requirements of SFAS 133. A cumulative effect adjustment of $78 million was recorded in Accumulated Other Comprehensive Income on July 1, 2000. The cumulative effect adjustment was required to record the fair value of those derivative instruments on the balance sheet, which previously qualified for hedge accounting and were not recorded on the balance sheet.

        Recognition of derivatives which meet the criteria for the normal purchase normal sale exception under SFAS 133 are deferred until settlement. The Company does not have any positions that meet the criteria for the normal purchase normal sale exception under SFAS 133.

        Subsequent to the adoption of SFAS 133 changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.

  2.14 Pension plans and other employee benefits

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

  2.15 Deferred income and mining taxes

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

  2.16 Dividends paid

        Dividends paid are recognized when declared by the board of directors. Dividends are payable in South African Rands. Dividends declared to foreign stockholders are subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. In practice, dividends are freely transferable to foreign stockholders.

  2.17 Earnings/(loss) per share

        Earnings/(loss) per share is calculated based on the net result divided by the weighted average number of shares in issue during the year. Fully diluted earnings/(loss) per share is based upon the inclusion of potential common shares with a dilutive effect on earnings/(loss) per share.

  2.18 Foreign currency

        The functional currency is the South African Rand. The translation differences arising as a result of converting to U.S. dollars using the current exchange rate method, are included as a separate component of stockholders' equity.

        Transactions denominated in currencies other than South African Rand or Australian dollar are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling at the balance sheet date and profits and losses arising are recorded in the statements of operations.

  2.19 Stock-based compensation plans

        The Company has adopted the disclosure only provisions of SFAS 123 and applies Accounting Principles Board Opinion No. 25 ("APB No. 25") and related interpretations accounting for its employee based compensation plan.

        The difference between the option strike price and the prevailing market value of the share is recorded as an expense.

  2.20 Comparatives

        Comparatives have been reclassified, where necessary to comply with the current year's disclosure.

  2.21 Recent pronouncements

        In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 Business Combinations and SFAS No. 142 Goodwill and Intangible Assets. SFAS 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment and that intangible assets other than goodwill should be amortized over their useful lives. Implementation of SFAS 141 and SFAS 142 is required for fiscal years commencing on or after July 1, 2001 and December 15, 2001 respectively. Management does not believe that these standards will have a significant impact on the Company's financial results as there is no goodwill on the balance sheet.

        In August 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligation ("SFAS 143"), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. The pronouncement addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. Management does not believe that the standard will have a significant impact on the Company's financial results.

        In October 2001, the FASB issued SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets (including discontinued operations) and it develops an accounting model for long-lived assets that are to be disposed of by sale. Management does not believe that the standard will have a significant impact on the Company's financial results.

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

3. ACQUISITION AND DISPOSAL OF BUSINESSES

  (i) Hartebeestfontein Mine ("Harties")

        On August 16, 1999, the Company acquired, the assets and liabilities of Harties which consisted of an underground mine and surface dump operations. The mine is in close proximity to the Company's Buffelsfontein Mine. The Company acquired the Harties mine's assets and liabilities for $7.4 million. The excess of the purchase consideration over the fair value of the Harties net liabilities acquired ($22 million) was $29.4 million and this amount has been attributed to mineral property interests (mining assets) and will be amortized in terms of the Group's accounting policies.

        As part of the acquisition, the Company set up a restructuring provision of $7 million in order to implement the Company's labor force restructuring initiatives. The provision was fully utilized subsequent to the acquisition date and the services of approximately 3,000 employees, who were employees of Harties prior to our acquisition, were terminated.

  (ii) Hargraves Resources NL ("Hargraves")

        On December 21, 1999, the Company completed its acquisition of Hargraves. Hargraves is a gold mining company which operates the Browns Creek Mine in the New South Wales territory of Australia. In addition it owns certain exploration tenements surrounding the mine. Prior to making an offer to the shareholders of Hargraves, the Company secured two positions on the Hargraves board of directors after acquiring a 19.9% interest. After making an offer to the remaining shareholders, the Company purchased Hargraves on the open market on December 23, 1999. The acquisition which has been accounted for as a purchase was settled through the issue of 12,702,835 no par value shares, valued at a market value of $19.0 million, and cash of $11.2 million, in exchange for a 100% investment in Hargraves. The fair value was determined by an independent appraiser, in accordance with the requirements of the Australian Stock Exchange, and published in a Part A document, in which our directors confirmed the value. The excess of the purchase price over the fair value of the tangible assets acquired ($15 million) was attributed to mineral property interests (mining assets) and is amortized in terms of the Group's accounting policies. On December 25, 1999, the Browns Creek Mine was flooded after a scheduled blast and, after evaluating the damage to the mine, a decision was taken not to attempt to salvage the operations. On September 23, 2000, the Directors resolved to place Hargraves into voluntary administration (bankruptcy). The investment in Hargraves was written off in full in the 2000 fiscal year.

  (iii) Dome Resources NL ("Dome")

        During April 2000, the Company completed its acquisition of 97.34% of Dome. The acquisition of the remaining shares of Dome was completed in June 2001. Dome is an Australian gold mining company which operates the Tolukuma Gold Mine ("Tolukuma") in Papua New Guinea and has various exploration licenses around Tolukuma. 12,389,019 no par value shares, valued at $20.1 million were issued by the Company, and a cash of $13.9 million was paid in settlement of the purchase consideration. This acquisition has been accounted for as a purchase, with the excess of the purchase consideration over the fair value of the tangible assets acquired ($20 million) being attributed to mineral property interests (mining assets), which will be amortized in terms of the Group's accounting policies.

  (iv) Rawas Limited ("Rawas")

        During August 1999, a Heads of Agreement was entered into between the Company and Laverton Gold NL, or Laverton, an Australian listed company for the purchase of the assets and liabilities of the Rawas Group, which owned the Rawas goldmine located in Indonesia as part of the Company's growth strategy in Australasia. A Memorandum Of Understanding was also signed during March 2000 detailing the proposed transaction in more detail.

        During 1999, the Company allotted and issued 8,282,056 ordinary shares at a market value of $12.4 million pursuant to the Rawas transaction ("Rawas Shares"). The Rawas Shares were issued to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Rio Tinto Rawas Holdings Ltd, Continental Goldfields Ltd, Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia Pty Ltd, all of which were creditors of Laverton or its subsidiaries, in anticipation of receiving shares of and claims against the companies in the Rawas Group and the rights to the Rawas mine. The allocation of the Rawas Shares was based on each creditor's relative exposure. No valuation procedings were conducted prior to the issuance.

        In May 2000, the Company's board became aware of certain irregular transactions in its offshore companies, that were initiated from its offices in Perth, Australia. A special committee was appointed by the board to investigate these transactions.

        According to the evidence gathered during the course of the investigation and valuation proceedings, the Company's board determined that, faced with pressure from its creditors, Laverton arranged the issue by the Company of its ordinary shares to creditors as consideration for assets of no value at a price per share which was not market related in order to avoid the requirement of a special resolution in terms of section 82(1) of the South African Companies Act. Accordingly, the allotment and issue of ordinary shares for the Rawas transaction was unlawful and invalid. Upon discovery by the board of the unlawful transactions, the board decided to recind the Heads of Agreement and the Memorandum of Understanding during fiscal 2001. At that time, the Company had not received the shares of Rawas Group. As a result of this recision, the shares of the Rawas Group were never delivered to the Company.

        Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas Shares, it was not possible to distinguish the Rawas Shares from all the other issued ordinary shares of the Company, and so their identity had been lost. This meant that none of the Rawas Shares, and their holders at the time, could be identified and therefore none of the Rawas Shares could be removed from our members' register. The Rawas Shares, therefore were effectively in issue without a possibility of removing them from the members' register.

        The shareholders were then asked to pass a special resolution in terms of Section 82 of the South African Companies Act to apply to the High Court of South Africa to validate these Rawas Shares. The High Court validated these shares during July 2002.

        The Rawas Shares have been included in the annual financial statements and the $12.4 million value of the shares, has been credited to stated capital although the issue of shares had to be validated by the Court. The attributed $12.4 million value of the shares was written off on the income statement during fiscal 2000 as the recovery of this amount was uncertain. Additionally, all costs associated with this aborted acquisition, including loans made by the Company to members of the Rawas Group for working capital purposes, were written off in fiscal 2001. See Note 7.

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

4.    RELATED PARTY TRANSACTIONS

        Prior to the awarding of a contract to a related party for the supply of goods and services the Group procurements manager reviews both the pricing, quality and the reliability of that party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market related terms.

        The Company's executive directors review the terms and conditions of all loans to ensure that the terms of the loans are similar to those offered by financial institutions. Randgold, Consolidated African Mines Limited, JCI Gold Limited, Western Areas Limited and Laverton Gold NL are all related parties by reason of having common directorships, either through an individual or through a family relationship. All of these companies were, at the time the transactions were consumated, related, either directly or indirectly, to Mr. R.A.R. Kebble who was at that time Chairman of the Company. Either Mr. Kebble or his son, Brett Kebble, were directors of these companies.

  Randgold and Exploration Company Limited ("Randgold")

        During the year ended June 30, 2000 the Company advanced a loan of $1.2 million to Randgold as bridge financing for asset acquisition. This loan was repaid in full within one month before the end of the year.

        There are currently no formal agreements between the Company and Randgold.

  Consolidated African Mines (Jersey) Limited ("CAMJ")

        During the year ended June 30, 2000, the Company issued 3,020,077 shares to CAMJ valued at $7 million to acquire their investment of 13,075,251 shares in Emperor Mines Limited as part of an attempted acquisition of Emperor Mines Limited, a gold mining operation, in connection with the Company's growth strategy in Australasia. The Emperor shares acquired from CAMJ together with 2,100,000 shares already held by the Company were then sold at a loss of $2.4 million. This loss has been included in the consolidated statement of operations for the year ended June 30, 2000 under profit on sale of other assets and listed investments.

4.    RELATED PARTY TRANSACTIONS (Continued)

        During the year ended June 30, 2000 an amount of $3.6 million was advanced to CAMJ and a loan of $2.2 million was received from CAMJ. These loans have been repaid in the year ended June 30, 2001.

        During the year ended June 30, 2000 an amount of $0.7 million was paid to CAMJ for management services rendered.

        There are currently no formal agreements between the Company and CAMJ.

  Consolidated African Mines Limited ("CAM") and JCI Gold Limited ("JCI")

        During the year ended June 30, 2000 the Company issued 1,000,000 shares with a value of $2.1 million, to CAM for its and JCI Gold's assistance in acquiring the Hartebeestfontein Mine.

        During the year ended June 30, 2001, the Company arranged with JCI Gold Limited for that company to place 8,000,000 of the Company's ordinary shares into the market to settle debt owed by one of the Company's subsidiaries. In return, JCI Gold Limited received an arranging fee of $300,000.

        During the year ended June 30, 2001, the Company issued 800,000 ordinary shares to CAM for a consideration of R7.80 per share under the general authority for issue of shares. The proceeds of this transaction were used to service debt.

        There are currently no formal agreements between the Company and CAM.

  Western Areas Limited

        A total of R111.3 million ($18.3 million) was owed to Western Areas Limited, or WAL for advances made between December 1999 and January 2000. See note 12(a). The proceeds of the loan were used as follows:

  •
  between December 14, 1999 and January 11, 2000, the Company purchased 7,187,000 ordinary shares of Randgold, 6,268,000 ordinary shares of JCI and 15,128,500 shares of CAM (the "Sale Shares") for a total of R98.2 million ($16.2 million) in contemplation of a proposed Group restructuring with affiliated companies; and
  •
  812,100 ordinary shares of Randfontein Estates Limited for a purchase price of R8.6 million ($1.4 million) together with 2,349,000 options at a purchase price of R4.4 million ($0.7 million). These shares and options were purchased as part of a strategy to consolidate the various companies in which CAM, JCI and WAL had an interest into one corporate group. These shares were sold on January 15, 2001 and the proceeds retained.

        The Company was to pay WAL interest at a rate equal to the prime overdraft rate charged from time to time by Standard Bank of South Africa to it most favorite clients on overdraft. The Sale Shares were pledged by the Company to WAL as security for debt owed to WAL in the amount of R111.3 million ($18.3 million). In October 2000, the Company concluded a written agreement with CAM and JCI giving effect to the intention that the Company sell the Sale Shares to CAM and JCI for an amount equal to the debt owed to WAL. The agreement called for the Company to sell the Sale Shares to CAM and JCI for a total price of not less than R116.4 million ($13.3 million) to be paid by CAM and JCI jointly and severally. The closing was set for October 31, 2000.

        Also at that time, the Company, CAM and JCI concluded a written letter agreement by which CAM and JCI agreed to pay the Company a "monthly option fee in arrears" if the sale of the Sale Shares occurred after October 31, 2000. This monthly option fee would be calculated as an amount equal to the interest charged by WAL to the Company on the debt owed WAL. In consideration for this, the Company agreed not to sell the Sale Shares to any other party. It was a tacit or implied term of this letter agreement that value-added tax ("VAT") would be added to the monthly option fee and the monthly option fee would be payable by CAM and JCI. The Company agreed to continue to hold the Sale Shares until CAM and JCI could obtain financing from Investec Limited ("Investec").

        In November 2000, the monthly option fee was renegotiated to an amount equal to 93.38% of the interest charged by WAL to the Company on the debt owed WAL. CAM and JCI paid the Company R1.7 million ($0.2 million) for the monthly option fee for October 2000 on or about December 4, 2000.

        The Company entered a new agreement with WAL regarding its debt on or about April 25, 2001. In this agreement, the Company acknowledged, that its debt to WAL amounted to R132.8 million ($17.3 million) as of March 1, 2001. CAM and JCI agreed to be jointly and severally liable as sureties for this amount.

        In August 2001, the Company and WAL entered into an agreement fixing the interest rate on the debt owed to WAL by the Company at 14%.

        On or about October 9, 2001 the Company concluded a contract of guarantee and cession in securitatem with Investec. Under the terms of this agreement, the Company agreed to guarantee WAL's obligations to Investec up to the value of the Sale Shares. Also, the Company ceded the Sale Shares, as security, to and in favor of Investec allowing Investec to sell the Sale Shares in the event that WAL defaulted.

        The agreement with Investec describes the debt owed to the Company by CAM and JCI, including the monthly option fee then outstanding, as R20.8 million ($2.6 million) plus any further monthly option fee as of June 30, 2001. This agreement also states that this amount and all monthly option fees accruing after June 30, 2001 would bear interest at the rate of 1% above the prime rate charged by the Standard Bank of South Africa.

        This agreement also states that the debt owed to the Company by CAM and JCI would become immediately due and payable upon the occurrence of a default by WAL. Such amount to be paid directly to WAL by CAM and JCI on the Company's behalf with any excess being repaid to the Company.

        On or about September 26, 2001, the Sale Shares were ceded to Investec and WAL granted the Company a put option in respect of the Sale Shares at a total price of at least R116.4 million ($13.3 million). CAM and JCI undertook to apply all dividends received from WAL in respect of their shareholdings to the reduction of all amounts owed by them to the Company. The parties agreed that the monthly option fee would be payable to exercise their rights under the call option for the duration of the Company's guarantee and cession and agreed that if Investec exercised its rights under that guarantee, the rights of CAM and JCI under the call option would terminate.

        On or about December 13, 2001, WAL repaid its debt to Investec. On December 13, 2001, the Company put the Sale Shares to WAL in satisfaction of the debt which amounted to R149.4 million ($14.4 million) including interest owed by the Company resulting in a loss of $0.9 million.

        The option fee payable to the Company by CAM and JCI for the period of November 2001 up to December 13, 2001 amounted to R21.6 million ($2.0 million) plus VAT in the amount of R3.0 million ($0.3 million) plus interest in the amount of R1.7 million ($0.2 million) at the prescribed rate of 15.5% per annum from January 25, 2001 to the date of payment.

        On December 13, 2001, the Company invoiced JCI on behalf of JCI and CAM in these amounts. On December 14, 2001, the Company made a demand on CAM and JCI for the amount of R32.8 million ($3.0 million). On December 24, 2001, the Company's attorney's made demand on JCI and CAM for the same amount. The Company has instituted legal proceedings against JCI and CAM for the recovery of these amounts. The Company has provided in full for the balance outstanding by CAM against the probable bad debt. See note 7.

  Laverton Gold NL

        Laverton Gold NL is also a related party because Mr J Stratton, a director of CAM and CAMJ, was a corporate advisor to the Company.

        During August 1999, a Heads of Agreement was entered into between the Company and Laverton Gold NL, or Laverton, an Australian listed company for the purchase of the assets and liabilities of the Rawas Group, which owned the Rawas goldmine located in Indonesia. A Memorandum Of Understanding was also signed during March 2000 detailing the proposed transaction in more detail.

        During 1999, the Company allotted and issued 8,282,056 ordinary shares at the market value of $12.4 million pursuant to the Rawas transaction ("Rawas Shares"). The Rawas Shares were issued to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Continental Goldfields Ltd, Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia Pty Ltd, all of which were creditors of Laverton or its subsidiaries, in anticipation of receiving shares of and claims against the companies in the Rawas Group and the rights to the Rawas mine. The allocation of the Rawas Shares was based on each creditor's relative exposure. No valuation procedings were conducted prior to the issuance.

        In May 2000, the Company's board became aware of certain irregular transactions in its offshore companies, that were initiated from its offices in Perth, Australia. A special committee was appointed by the board to investigate these transactions.

        According to the evidence gathered during the course of the investigation and valuation proceedings, the Company's board determined that, faced with pressure from its creditors, Laverton arranged the issue by the Company of its ordinary shares to creditors as consideration for assets of no value at a price per share which was not market related in order to avoid the requirement of a special resolution in terms of section 82(1) of the South African Companies Act. Accordingly, the allotment and issue of ordinary shares for the Rawas transaction was unlawful and invalid. Upon discovery by the board of the unlawful transactions, the board decided to recind the Heads of Agreement and the Memorandum of Understanding during fiscal 2001. At that time, the Company had not received the shares of Rawas Group. As a result of this recision the shares of the Rawas Group were never delivered to the Company.

        Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas Shares, it was not possible to distinguish the Rawas Shares from all the other issued ordinary shares of the Company, and so their identity had been lost. This meant that none of the Rawas Shares, and their holders at the time, could be identified and therefore none of the Rawas Shares could be removed from our members' register. The Rawas Shares, therefore were effectively in issue without a possibility of removing them from the members' register.

        The shareholders were then asked to pass a special resolution in terms of Section 82 of the South African Companies Act to apply to the High Court of South Africa to validate these Rawas Shares. The High Court validated these shares during July 2002.

        The Rawas Shares have been included in the annual financial statements and the $12.4 million value of the shares, has been credited to stated capital although the issue of shares had to be validated by the Court. The attributed $12.4 million value of the shares was written off on the income statement as aborted acquisition costs during fiscal 2000 as the recovery of this amount was uncertain. Additionally, all costs associated with this aborted acquisition, including loans made by the Company to members of the Rawas Group for working capital purposes, were written of in fiscal 2001. See Note 7.

  RAR Kebble

        On November 1, 2000, Mr R.A.R. Kebble made a loan to the company of $0.7 million for working capital purposes. He also purchased the Company's investment in Rand Leases Properties Limited for $0.3 million and settled an amount of $0.8 million due by CAM to the Company also to provide the Company with additional working capital. The sale of the investment was at market related prices. An amount of R0.3 million ($67,180) has been paid by the Company as interest on the loan during 2001. See note 12(b).

        The loan received from R.A.R. Kebble, amounting to R5.3 million ($0.51 million) was repaid during the year ended June 30, 2002. Interest on this amount during the year amounted to R0.4 million ($0.04 million).

  Executive directors

        On May 23, 2001 the executive directors made advances to the Company for working capital purposes which bear interest. See note 12 (c) The loans were repaid on December 31, 2001.

  FW Services CC

        During the year the Company made use of FW Services CC, for the repair of electrical motors in pumps and winches, and Neil Pretorius, a legal advisor, both of which are related parties to Mr. Francois Weideman, a previous executive director of the Company who resigned as a director on March 1, 2002. During the year we paid $0.7 million to FW Services CC and $0.03 million to Neil Pretorius for services rendered.

  Libra Accounting CC

        The Company makes use of Libra Accounting CC for corporate administrative accounting services, a related party to Mr. W. Beer, the Chief Administrative Officer of the Company. During the year we paid $0.1 million to Libra Accounting CC for services rendered.

  Restraint of trade agreements (refer note 10)

        In November 1998, certain of the Company directors and officers, namely R.A.R. Kebble (resigned June 30, 2002), M. Prinsloo (resigned November 1, 2000), C. Mostert (resigned July 31, 2000), I. Murray and V. Hoops (dismissed May 8, 2002) entered into restraint of trade agreements in order to protect the competitive position of the Company, whereby they agreed, for a period of 24 months after the termination of their employment with the Company, not to compete against the Company or solicit the Company's employees. As consideration for entering into these agreements these directors and officers (as a group) received R8.4 million (approximately $1.3 million). These restraint of trade agreements were awarded while each officer or director was still an employee of the Company. As the restraint period applied for a period of 2 years after the employee left the Company, and as it was impossible to determine when this would actually occur, the Company considered it prudent to write off this amount over a 4 year period from the date of award.

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
(c)
Early in January, 2000, the Browns Creek Mine, which was acquired as part of the Hargraves acquisition, was closed due to extensive flooding of the mine. See note 3 (ii). This closure of operations has resulted in write downs which represent the excess carrying values of the mining assets over their fair values.

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

        Mining tax on mining income is determined based on a formula which takes into account the profit and revenue from mining operations during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate. The tax rates applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared, which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In 2002, 2001 and 2000, the tax rates for taxable mining and non-mining for companies that elected the STC exemption were 46% and 38%, respectively. During those same years the tax rates for companies that did not elect the STC exemption were 37% and 30%, respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would be subject to normal taxation at the higher rates of 46% for mining income and 38% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 37% tax on mining income and 30% for non-mining income. However, with the exception of Blyvoor, all of our subsidiaries elected the STC exemption. Any dividends paid by Blyvoor, being a wholly-owned subsidiary of ours, would be exempt from STC.

        Deferred taxation has been calculated at the non-mining tax rate of 30% for all of our subsidiaries as a result of the undertainty created by fluctuations in the mining tax rate as determined by the mining tax formula. In the case of the Company, a non-mining tax rate of 42.5% (including STC of 12.5%) has been applied. Material items causing the Group's income tax provision to differ from the estimated effective mining tax rates were as follows:

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

7.    RECEIVABLES

	June 30, 2002 $'000	June 30, 2001 $'000
Trade accounts receivable	4,517	7,678
Taxation receivable	3,335	2,862
Prepayments	4,206	209
Staff debtors	277	303
Amounts owing by related parties (a)	3,040	2,590
Amounts receivable under investigation by Special Committee (b)	—	8,465
Less: allowances for doubtful debts on amounts receivable under invesigation by Special Committee	—	(6,540)
Less: allowances for doubtful debts	(3,162)	(26)

	12,213	15,541

a)
Amounts owing by related parties comprises amounts due by CAM for the option over the Sale Shares.
b)
Amounts receivable under investigation by the Special Committee comprise various unauthorized transfers of funds purportedly for investment purposes. The amounts were fully provided and have been written off in 2002. Details on the Special Committee investigation and these amounts are provided below.

        In May 2000, the Company became aware of possible serious irregularities arising largely out of its investments in Australasia and its businesses in that region. On the basis of that information, the Company began internal investigations with the assistance of Control Risks Group, a consulting firm specializing in investigations. By the end of fiscal 2000, the Company's internal investigations had identified a number of unauthorized and irrevocable transfers of funds and transactions made during that year which had caused the Company significant losses. Following this initial investigation, the Company's then Chief Financial Officer, Mr. Charles Mostert, resigned effective July 31, 2000.

        On August 14, 2000, the Company received notice from our auditors outlining the material irregularities and requiring it to take the necessary action to remedy them. The Company then established a Special Committee to investigate the unauthorized payments and the corporate governance irregularities associated with them. The Special Committee consisted of Mr. Mark Wellesley-Wood, then serving as non-executive chairman, Mr. Ian Murray, then serving as an alternate director, Charles Valkin, a partner at Bowman Gilfillan, the Company's outside legal advisers and Mark Pinington, a director of Deloitte & Touche Forensic Services. The Company was assisted in this investigation by Control Risks Group. The Special Committee was mandated by the Company's Audit Committee to investigate these matters and institute, where necessary, legal proceedings in respect of potential recoveries.

        By the end of June 2002, the Special Committee had uncovered a number of irregular or questionable transactions occurring during fiscal 2000 and 2001, including transactions with parties related to the Company. These transactions included:

  •
  The invalid issuance during 1999 of 8,282,056 ordinary shares in connection with the Rawas acquisition. See note 4.
  •
  The unauthorized payment on December 22, 1999, by the Company's wholly- owned subsidiary, DRD Australasia Aps, or DRD Australasia, of a A$5.9 million ($3.9 million) facilitation fee to Noble Investments (Pty) Limited, or Nobel, in connection with the purchase of 11,150,000 shares of Continental Goldfields Limited, or Continental, a publicly traded company in Australia.

    The sellers of the shares were Noble (7,350,000 shares for a total consideration of A$0.7 million ($0.5 million)), Leadenhall Australia Limited (1,200,000 shares for a total consideration of A$0.1 million ($0.07 million)) and Advent Investors (Pty) Limited (2,600,000 shares for a total consideration of $0.3 million ($0.2 million)). At the time, all three sellers were owned by Mr. T. Lebbon. Mr. Lebbon was a director of Continental.

  •
  The payment of the facilitation fee resulted in DRD Australasia effectively acquiring the Continental shares at A$.60 per share at a time when Continental shares traded at a market price of A$.10 per share.

    The investigation carried out under the supervision of the Special Committee has subsequently revealed that the Company was the substitute purchaser of the Continental shares. The original purchaser was JCI Limited or JCI, a South African listed company. Facts discovered during the course of the investigation indicate that the Company was used to relieve JCI and its related companies from their contractual obligations to Noble and its group companies. Mr. R.A.R. Kebble was at the time of the transaction the Company's executive chairman. He was also a director and shareholder of JCI and JCI Gold Limited. At June 30, 2000, Continental owned shares in JCI which constituted approximately 75% of its total assets.

    The Company still has the contractual right to acquire ownership of the Continental shares. However, at this stage the Company has elected not to take formal ownership of these shares and intend to revisit the issue at the conclusion of the legal proceedings.

    The effect of this transaction was fully provided for during the 2001 fiscal year.

  •
  The advancement by the Company's subsidiaries between September 1999 and May 2000 of $3.9 million to Notable Holdings (Pty) Ltd (Aussie), an Australian company for operational assistance purposes. No formal agreement was entered into by the Company and Notable at the time the advances were made.

    The ultimate parent company of Notable was Continental. At that time, the Company's then Chief Financial Officer, Mr. Charles Mostert was a director of Notable. The Company's Board of Directors did not approve this transaction.

    The Company has recovered all but $0.9 million of this loan from Notable. The full amount of $3.9 million was initially written off as bad debt in fiscal 2002.

  •
  The unauthorized advancement of $1.85 million by DRD Australasia acting on the direction of Mr. Mostert, in connection with the purported acquisition of a bauxite mine in Venezuela. DRD Australasia purportedly entered into a letter agreement with Bauxite Investments, or Bauxite, a company registered in Mauritius, to purchase the outstanding shares of Delta Minerals Corporation, or Delta, a company registered in Bermuda and the owner of the bauxite mine in Venezuela. The purchase consideration for the mine was $25 million. In addition, DRD Australasia had an obligation to pay Bauxite a non-refundable deposit of $1.65 million. This amount was paid by DRD Australasia into a bank account nominated by Mr. Main, the representative of Bauxite.

    The Special Committee discovered that Mr. Mostert instructed Mr. Main on the same day to pay the $1.65 million received earlier by Mr. Main, into the bank accounts of certain of the Company's officers, namely Messrs R. A. R. Kebble ($298,617), P. Prinsloo ($197,264), V. Hoops ($117,583), C. Mostert ($542,464) and I. Murray ($65,667). The rest was paid into the bank accounts of certain individuals who were not employees of the Company, namely Mr. J. Stratton ($270,653) and Mr. Main ($157,752).

    The amounts paid to the officers of the Company were paid to cover the shortfall in the payments due to each of these officers under their respective restraint of trade agreements. The affected officers, other than Mr. Mostert, advised the Special Committee that they were not aware that the source of their payments was an amount which DRD Australasia paid as a non-refundable deposit for the acquisition of the bauxite mine. The Special Committee accepted their explanation. However, the Board of Directors decided that, based on the poor performance of the investments for which the officers were being compensated, these officers, excluding Mr. Mostert, should pay back approximately 50% of the payments which they had received under the restraint agreements. All the individuals concerned have accepted this mandate and have made the relevant payments.

    In addition, the Company has also recovered the full payment made to Mr. Mostert and Mr. Main. Recovery actions are pending against Mr J. Stratton to recover his portion of the payments and an additional unauthorized payment of $0.2 million which was subsequently made to him by DRD Australasia, through Mr. Mostert for consulting services relating to this acquisition.

    All of these amounts were recorded as receivables in fiscal 2001 and also provided for as doubtful debts as the recovery process had not yet commenced. The outstanding amount of $0.2 million was written off as bad debt in fiscal 2002.

  •
  The unauthorized investment of $0.1 million during 1999 in an unlisted Australian company, Nextsurance (Pty) Limited or Nextsurance. None of the Company's officers or directors were known to have an interest in or be a director of this company.

    Upon discovery of this investment by the Special Committee, the Company's Board of Directors decided that the amounts involved be recorded as a receivable in the 2001 fiscal year as the Company intended recovering the amount. Because at that stage the Company had not yet commenced the recovery process, the amount involved was provided as a doubtful debt in the 2001 fiscal year.

    Upon further investigation, the Company discovered that Nextsurance was a speculative investment in a start-up company which has since ceased operations. The Company wrote this entire investment off during fiscal 2002.

        The total amount of these unauthorized payments and investments was $8,465,353. Settlement agreements have been reached with several of these parties and the Company has succeeded in recovering $0.6 million. The remainder has been written off as bad debt or been provided for as doubtful debt in our financial statements during fiscal 2001 and 2002. The recovered funds will be reflected in our financial accounts on an as and when received basis and no recovery has been taken into account in this fiscal year.

        The attributed $12.4 million value of the shares issued in connection with the Rawas transaction was written off on the income statement in fiscal 2000 as aborted acquisition costs as the recovery of this amount was uncertain. Additionally, all costs of this aborted acquisition, including loans made by us to members of the Rawas Group, were written off in fiscal 2001.

        The Special Committee has confirmed that the adjustments made to the Company's financial statements to make provision for unauthorized and irrevocable transfers made during fiscal 2000 were appropriate. No further financial adjustments have been required as a result of the Special Committee's work. As result of these transactions, and upon consultation with our auditors, the Company has established an Audit Committee and Remuneration Committee consisting solely of independent directors; restructured our Board of Directors so that all but three Directors are independent; and established a committee to conduct proper due diligence investigations on all potential acquisition targets prior to any offer being made. These improved controls and procedures have been examined and approved by the Company's insurers. At an Audit Committee meeting held on July 22, 2002, a decision was made to dissolve the Special Committee as it had fulfilled its mandate and achieved its objectives.

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

13. DEFERRED FINANCIAL LIABILITY

	June 30, 2002 $'000	June 30, 2001 $'000
Gold for Electricity Contract(a)	80,174	67,812
Other financial Instruments(b)	—	19,413
Provision for losses on currency forward contracts	—	185

	80,174	87,410

(a)
This amount comprises the fair value of the gold for electricity contract entered into by the Company. Changes in fair value have been recorded through the Statement of Operations. The fair value represents the difference between the contract price that was agreed on the date of the transaction and the forward price on June 30, 2002 (refer to note 19 for further details of quantities and the timing of settlement). The $80.2 million reflects the fair value as at June 30, 2002 when the gold price was R3,315 per ounce against an average contact price of R2,182 per ounce.
(b)
The mark-to-market of other financial instruments (loss) comprises the fair value of forward purchases of gold bullion ("the long-forwards'). The loss was recorded through the Statement of Operations.

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

        In terms of the Company's accounting policy, the shortfall between the total estimate rehabilitation cost of $19.2 million and the provision of $17.9 million will be accrued over the remaining proven and probable reserves of the Company, on a units of production basis.

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

        The terms and conditions, including interest rates, attaching to the above loans are given in the narrative below:

(a)
The capital amount of $8.1 million is repayable in semi-annual installments of $1.9 million which commenced on November 17, 1999 and terminates on November 17, 2002. The Company ceded and pledged all its shares in Buffelsfontein Gold Mines Limited and Blyvooruitzicht Gold Mining Company Limited to BoE Merchant Bank. Joint and several guarantees have been given by all the South African based companies within the Group, for the performance in full on the due date. Buffelsfontein Gold Mines Limited has provided (R60 mil) $8.8 million of the gold "lock up' (residual gold content in the mill) contained in the Hartebeestfontein gold plant, as security for the loan. A general notarial bond over all moveable assets of Buffelsfontein Gold Mines Limited to the value of $8.8 million was registered in favor of BoE Merchant Bank. A general notarial bond is a security interest over all of the debtor's movable assets in general, including movable assets which the debtor may subsequently acquire. A general notarial bond does not create a true limited right but merely gives the creditor a limited preference over concurrent creditors in the distribution of the portion of the debtor's estate that is not subject to any preferential rights.
(b)
The Newmont (Proprietary) Limited loan has been repaid during the year.
(c)
The capital amount of $3.7 million is repayable in 47 equal monthly installments which commenced on May 1, 2000. Interest on the loan is 2.5% below the prime overdraft rate per annum. A commitment fee of 1% on the loan amount plus 0.5% per annum on the amount of each drawing is payable to IDC. The Company has guaranteed the loan. The loan is secured by a special notarial bond over moveable assets.

  A special notarial bond is a security interest in specified movable assets. When properly passed over corporeal moveable assets and registered, a special notarial bond constitutes a real right of security in the property. This means that the creditor may have the mortgaged property sold on default of the principal debt and obtain payment out of the proceeds of the sale, even if the property is alienated to an innocent third party. The creditor has a preference as a secured creditor in the proceeds of a forced sale of the property, whether sold on insolvency of the debtor or in execution. The security is subject to any prior encumbrance on the mortgaged property.

(d)
On November 20, 1997, Dome Resources NL entered into a loan agreement with the Mineral Resources Development Company (Proprietary) Limited ("MRDC") by which MRDC provided a loan to Tolukuma Gold Mine ("Tolukuma") denominated in Australian dollars. The loan is repayable in 4 equal semi-annual installments, with the first payable June 30, 2002 and the last payable December 31, 2003. Interest is payable at 9% per annum. The loan is secured by a fixed and floating charge over the assets of Tolukuma.

  Fixed and Floating charges are encumbrances taken under Australian law over all assets of the debtor including the current assets. With a fixed charge, a lender or creditor has a charge over and claim to a particular asset of the borrower (debtor) as security for a debt. With a floating charge the creditor's charge or claim is not lodged over one particular asset of the borrower but fixes on a specific asset or assets if the borrower defaults. This process of fixing on an asset or group of assets is called "crystallisation of the charge". A floating charge leaves the debtor free to sell, buy and vary the assets subject to the charge until he or she defaults, at which time the floating charge crystallises and the lender can deal with any of the assets then existing. A floating charge is not as effective as a fixed charge but is more flexible.

(e)
The mortgage loan bears interest at 0.75% below prime lending rate offered by First National Bank of South Africa Limited on overdraft. The loan is repayable over 60 months, which commenced on July 1, 1999 and is collateralized by a first covering mortgage bond over Stand 752, Parktown Extension 1 and a deed of suretyship signed by the Company.
(f)
The Group entered into hire purchase agreements with financial institutions for the acquisition of various assets. The final repayment will be made during the year ending June 30, 2004. The interest rates are market related and set out in the various agreements.
(g)
On August 22, 2001, the Company entered into an agreement with Bank of South Pacific Limited by which Bank of South Pacific Limited provided a loan to Tolukuma denominated in Australian dollars. The loan is repayable in equal monthly payments of principal and interest over a period of three years, starting in July 2002 and ending in July 2005. Interest is payable at the Indicator Lending Rate in Papua New Guinea + 4% per annum. The loan is secured by a fixed and floating charge over the assets of Tolukuma, Dome Resources (PNG) Ltd and Dome Resources NL, including uncalled and unpaid capital. The Company has provided guarantee for this facility. Unpaid or uncalled capital means shares that are authorized but unissued.
(h)
During the fourth quarter of 2002, the Company closed out its hedge position with JP Morgan Chase Bank recording a loss on the close out of the positions. This amount is payable over the next 24 months and secured against the gold "lock up" value in the plants at West Witwatersrand Gold Mines Limited, Blyvooruitzicht Gold Mining Company Limited and Buffelsfontein Gold Mines Limited. The loan bears no interest. See note 19.

(i)
In September 2001, Crown entered into an agreement with iProp Pty. Ltd, or iProp, by which Crown took over iProp's liability for certain medical and post-retirement benefits of certain former employees of iProp in return for cash consideration of $1.422 million. The amount of the liability is fixed, is payable over the next five years, bears no interest and is unsecured.
(j)
During the fourth quarter of 2002, the Company closed out its hedge position with J Aron & Company recording a loss on the close out of the positions. This amount is payable over the next 24 months and is unsecured and bears no interest. See note 19.
(k)
During the fourth quarter of 2002 the Company closed out its hedge position with UBS AG recording a loss on the close out of the positions. This amount is payable over the next 24 months and is unsecured and bears no interest. See note 19.

        Long-term liability repayment schedule for capital amounts payable in the 12 months to:

	2002 $'000	2001 $'000
30 June 2002	—	3,450
30 June 2003	15,965	4,405
30 June 2004	23,895	2,868
30 June 2005	919	—
30 June 2006	289	—
30 June 2007	265	—

	41,333	10,723

16. STOCKHOLDERS' EQUITY

  June 30, 2000

        In connection with the Company's July 12, 1999 offer to acquire Hargraves, the Company issued 12,702,835 no par value shares at market value, amounting to $19.0 million.

        During August 1999, the Company issued 1,000,000 no par value shares at market value, worth $2.1 million to Consolidated African Mines Limited, a related party in exchange for its assistance and JCI Gold Limited's guarantee of the Company's obligations for a period of 6 months under the Harties purchase agreement.

        The Company also issued 8,282,056 no par value shares at market value to Laverton Gold and various Rawas Group creditors in terms of the agreement to acquire, for $12.4 million, the Rawas group of companies, which announcement was made in August, 1999.

        On September 30, 1999 and on December 6, 1999, the Company issued 413,636 and 187,500 no par value shares at market value respectively to The Corner House for services rendered which amounted to $0.9 million.

        The Company issued 3,020,077 no par value shares at market value to CAMJ in order to acquire from that company 13,075,051 shares in Emperor Mines Limited for a consideration of $7.0 million.

        In connection with the Company's January 11, 2000 offer to acquire Dome, the Company issued 12,389,019 no par value shares at market value amounting to $20.1 million.

        During the year ended June 30, 2000, the Company issued 21,252,761 no par value shares at market value to certain institutional investors in exchange for gross cash proceeds of $33.8 million.

  June 30, 2001

        During the year ended June 30, 2001, the Company issued 19,320,000 no par value shares at market value to certain institutional investors in exchange for gross cash proceeds of $14.8 million.

        During the year ended June 30, 2001, the Company issued 125,082 no par value shares at market value in respect of a further equity stake Dome NL.

        During the year ended June 30, 2001, the Company issued 8,000,000 no par value shares at market value for cash in order to settle its obligation to iProp Limited.

        The company issued 350,000 market value ordinary shares to The Corner House (Pty) Limited for services rendered which amounted to $0.3 million.

  June 30, 2002

        During the year ended June 30, 2002, the Company issued 12,000,000 at market value no par value shares to certain institutional investors in exchange for gross cash proceeds of $43.5 million.

  Cumulative preference shares:

        The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the Argonaut mineral rights acquired from Randgold & Exploration Company Limited in September 1997.

        If the preference dividend described above in respect of any prescribed period is in arrears for more than six months at the date on which the notice convening a general meeting is posted to the Company's members, the holder of the cumulative preference share shall be entitled to vote on all the resolutions which are to be proposed at the general meeting. The holders are also entitled to vote if a resolution is to be proposed at the general meeting which adversely affects the rights attached to the cumulative preference shares, or the disposal of the whole or substantially the whole of the undertaking of the Company or the whole or the greater part of the assets of the Company or for the disposal of the whole or greater part of the mineral rights. Additionally, holders of the cumulative preference shares will obtain voting rights once the Argonaut Project becomes an operational gold mine.

        Planning of three dimensional (3D) seismic surveys has begun on the Argonaut Project. The survey is scheduled to be completed in June 2005. A process is currently underway to appoint a seismic consultant to manage the process and to recommend a suitable contractor to undertake the survey.

        A UK company, WSP Walmsley, has been appointed to undertake an environmental impact study necessary for the granting of a prospecting permit, for which an application has been submitted. To date, no revenues have been derived from the Argonaut Project mineral rights and it has yet to be developed into an operational gold mine.

17. LOSS PER SHARE

        Loss per share is calculated based on the loss divided by the weighted average number of shares in issue during the year. Fully diluted loss per share is based upon the inclusion of potential common shares with a dilutive effect on loss per share.

	For the year ended June 30, 2002
	Loss $'000 (Numerator)	Shares (Denominator)	Per-share amount
Basic and fully diluted loss per share
Shares outstanding July, 1, 2001		154,529,578
Weighted average number of shares issued — 2002		7,135,070

Loss available to stockholders	(52,793)	161,664,648	(0.33)

Anti-dilutive shares		6,550,156

	For the year ended June 30, 2001
Basic and fully diluted loss per share
Shares outstanding July 1, 2000		120,990,746
Weighted average number of shares issued — 2001		13,640,253

Loss available to stockholders	(87,634)	134,630,999	(0.65)

Anti-dilutive shares		22,188,337

	For the year ended June 30, 2000
Basic and fully diluted loss per share
Shares outstanding July 1, 1999		61,661,112
Weighted average number of shares issued fiscal 2000		42,514,427

Loss available to stockholders	(168,089)	104,175,539	(1.61)

Anti-dilutive shares		17,152,834

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

        A subsidiary of the Company has voluntarily accepted liability for certain post-retirement medical benefits of employees who were members of various medical schemes arranged by the Company. The fixed amount, which was determined based on negotiations between the Company and the fund, is payable over the next five years, bears no interest and is unsecured. (See note 15(i).

Long service awards

        The Group participates in the Chamber of Mines of South Africa Long Service Awards Scheme or the "Scheme". The Scheme does not confer on any employee or other persons any right of payment of any award. In terms of the scheme, bonus payments may be made to certain employees, usually semi-skilled, upon reaching the age of 55, who have completed 15 years of continuous service in South African gold mining companies which are members of the Chamber of Mines of South Africa and the Employment Bureau of Africa, provided such service is not pensionable service. The Scheme lays down the rules under which an employee may be eligible for the award. The award is paid by the company for which the employee works upon becoming eligible for the award and electing to receive payment. All awards must be confirmed by the Chamber of Mines of South Africa before payment. The amount of the award is based on both the employee's skill level and years of service with qualified gold mining companies. Due to the nature of the award and the uncertainty surrounding the ultimate payment of the award by the Company, no provision is made for any potential payment.

Share option plan

(a)    Details of scheme

        The Company has an Employee Share Option Scheme ("ESOS") under which all employees may be granted options to purchase shares in the Company's authorized, but unissued common stock.

Unissued shares that have been reserved for the ESOS may not exceed 15% of the number of issued ordinary and preferred ordinary shares.

        On October 24, 1997, the terms of the ESOS were amended. The amended terms applied to options outstanding at the date of the amendment and options to be issued thereafter. The exercise price of options is the lowest seven day trailing average of the closing market prices of an ordinary share on the Johannesburg Stock Exchange ("JSE"), as confirmed by the Company's directors, during the three months preceeding the day on which the employee is granted the option. (Prior to the amendment, the exercise price was the closing JSE market price on the day preceding the grant date of the option.) The vesting period for options is determined by the directors.

        All options expire ten years after grant date.

        During fiscal 1998, the Company issued options, one quarter of which were exercisable six months after grant date, a further quarter of which are exercisable twelve months after grant date and a further quarter of which are exercisable annually thereafter. Share options activity in respect of these options was as follows:

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

        During fiscal 1998, the Company also issued certain options which were exercisable immediately, but which vested over a period of twelve months. Share options activity in respect of these options was as follows:

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

        During 1998, the Company also issued certain options which vested and were exercisable six months after grant date. Share options activity in respect of these options was as follows:

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

        During 2001, the Company also issued certain options which vested immediately. Share option activity in respect of these options was as follows:

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

        During 2001, the Company also issued certain options, 51% which were exercisable immediately and the remainder after 6 months. Share options activity in respect of these options was as follows:

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

        During 2002, the Company issued certain options, 25% which were exercisable immediately and the remainder after 6, 12, 24 and 36 months. Share options activity in respect of these options was as follows:

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

        During 2002, the Company issued certain options, which were exercisable immediately. Share options activity in respect of these options was as follows:

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

  Derivative financial instruments

        In the normal course of its operations, the Group is exposed to commodity price, currency, interest, liquidity and credit risks. Among other reasons, we entered into transactions, which make use of derivative instruments to economically hedge certain exposures. These instruments include forward contracts, gold lease rate swaps and options. The decision to use these types of transactions is based on our hedging policy. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are marked-to-market through statements of operations in accordance with our accounting policies. Currently, we have no positions that meet the criteria for the normal purchase/normal sale exemption under SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

  Commodity price risk

        The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares and ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the gold price is impossible for us to predict. The price of gold may not remain at a level allowing us to economically exploit our reserves.

        Until May 2002 the Company used forwards, options and swaps to reduce its risk exposure to volatility in the gold price. The total gold production committed under its hedging program as of July 1, 2001 was 802,625 ounces over a three-year period. Consequently, its shareholders were exposed to opportunity loss as a result of an increase in the price of gold.

        During fiscal 2000, the Company's management reached the conclusion that its hedge book structure would make it difficult for it to accomplish its strategy of providing its investors with exposure to increase in the price of gold, as gains would be offset against potential losses on the forward contracts.

        As a result of this decision, in May 2002 the Company entered into equal and opposite positions of all outstanding derivatives (excluding the embedded "gold for electricity" contract) to effectively close them out and eliminate any existing commitment to sell its gold production. The loss that the Company realized on the existing positions was $72.8 million. The various counterparties, J.P. Morgan Chase Bank, J. Aron & Company and UBS AG, each agreed to accept a portion of the amounts due to them under the restructuring immediately in cash, which amounted to approximately $38.1 million, with the remainder, which amounts to approximately $34.7 million, to be paid over an 18 month period. Thus, these are treated as long-term loans. Of this amount, $6.6 million due to J.P. Morgan Chase Bank was secured by a general notarial covering bond and surety mortgage over the metallurgical plants of the Blyvoor, West Wits and Buffels Sections and was due to be repaid by June 2003.

Gold for Electricity Contract

        In October 2000 the Company entered into a five year contract to buy electricity from Eskom. Under the terms of our agreement, we pay Eskom standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October we adjust the amounts paid in that period in accordance with an established formula based on gold price.

        The gold price adjustment is based on the notional amount of 15,000 ounces of gold multiplied by the difference between the contracted gold price, which is the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM fix for each business day in the calculation period.

        This contract expires in September 2005.

        The Company concluded that (1) the contract in its entirety does not meet the definition of a derivative instrument and therefore it does not have to be carried on the balance sheet at fair valued (2) the embedded gold for electricity forward contract possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (3) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. Accordingly, the embedded derivative was separated from the host contract and carried at fair value.

        As discussed in note 13 to the financial statements, the fair value of the gold for electricity contract was negative $80.2 million as at June 30, 2002 (2001: negative $67.8 million). The fair value reflects the difference between the price that was agreed on the date of the transaction and the forward price on June 30, 2002. Therefore, the $80.2 million reflects the loss as at June 30, 2002 when the gold price was R3,315 per ounce against an average contract price of R2,182 per ounce.

	2003	2004	2005	2006
Gold for Electricity Contract
Ounces	180,000	180,000	180,000	45,000
Average price (R/ounce)	2,112.00	2,176.00	2,240.00	2,256.00

        A forward contract is an agreement where one party promises to buy an asset from another party at some specified time in the future at some specified price. No money changes hands until settlement date, which normally takes place at maturity date. These contracts can be either physically settled by delivering the underlying asset or net cash settled. In the case of the gold for electricity contract signed with Eskom, the contract has to be net cash settled.

	2003	2004
Puts bought
Ounces	84,000	14,000
Average price (R/ounce)	1,967.50	1,990.00

        Put options bought refer to the right, but not the obligation to sell a predetermined amount of gold at a predetermined price on a predetermined date. The fair value of these instruments as at June 30, 2002 was nil, as they are currently out-of-the money.

        The Company has entered into the following transactions which have been accounted for in the financial statements on a mark-to-market basis and which mature in the years ended June 30, 2004.

2004
Gold lease rate swaps
Volume (ounces)	300,000
Rate	0.20%

        A gold lease rate swap is a contract whereby we and a counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed lease rate based on that amount of gold and the other party pays a floating lease rate based on the same amount of gold.

        The Company has exposure to increases in the three-month floating lease rate swaps up to June 2004. The volume the swap is based on begins at 300,000 ounces and decreases every quarter by 37,500 ounces until it reaches zero (by June 2004). Every quarter the Company receives a fixed cash flow based on 0.2% of the volume and $280/oz, and pays the three-month floating lease rate converted at the then market spot rate. The fair value of the gold lease rate swaps as at June 30, 2002 was a negative $0.4 million.

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

19. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

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

  Foreign currency risk

        The Group's functional currency is the South African Rand. Although gold is sold in Dollars, the Company is obliged to convert this into Rands. The Company is thus exposed to fluctuations in the Dollar/South African Rand exchange rate. By economically hedging the gold proceeds in South Africa Rands, the Company mitigates this risk. The Company conducts its operations in South Africa and Papua New Guinea. Currently, foreign exchange fluctuations affect the cash flow that it will realize from its operations as gold is sold in Dollars while production costs are incurred primarily in Rands and Papua New Guinean Kina. The Company's results are positively affected when the Dollar strengthens against these foreign currencies and adversely affected when the Dollar weakens against these foreign currencies. The Company's cash and cash equivalent balances are held in Dollars Rands and Papua New Guinean Kina; holdings denominated in other currencies are relatively insignificant.

        Since 1991, the Rand has weakened against the Dollar and the Company has benefited primarily through lower South African labor and material costs. The Company does not believe that it is necessary to enter in to foreign exchange hedging contracts.

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

	June 30, 2002 $'000 Carrying amount	June 30, 2002 $'000 Fair value	June 30, 2001 $'000 Carrying amount	June 30, 2001 $'000 Fair value
Financial assets
Cash and cash equivalents	23,852	23,852	13,889	13,889
Restricted cash	—	—	271	271
Accounts receivable	12,213	12,213	15,541	15,541
Listed investments	149	149	15,975	15,975
Investment in environmental trusts	12,143	12,143	13,800	13,800
Financial liabilities
Accounts payable and other liabilities	45,862	45,862	53,197	53,197
Bank overdrafts	532	532	45	45
Gold for Electricity Contract	80,173	80,173	67,812	67,812
Other Financial Instruments	—	—	19,598	19,598
Long term debt
- long term portion	25,368	25,368	7,273	7,273
- short term portion	15,965	15,965	22,184	22,184

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

20. ADDITIONAL CASH FLOW INFORMATION

  Year ended June 30, 2000

        During the period, the Company acquired a 13,075,051 shares in Emperor Mines Limited for a consideration of $7 million settled through the issue of 3 million ordinary shares which has been excluded from the cash flow as a non-cash transaction.

        During the year Corner House (Pty) Limited, Consolidated African Mines Limited and BoE Bank performed corporate services in respect of acquisition of Hargraves Resources NL, Dome Resources NL, and Hartebeestfontein Gold Mine Limited respectively for a consideration of $3.4 million (R21 million). This transaction was settled through the issue of 1.9 million ordinary shares.

        As part of the Rawas acquisition, DRD issued 8.3 million ordinary shares, worth $12.4 million to Laverton Gold NL ("Laverton"), a related party and to various Laverton creditors in part or full settlement of Laverton debts in exchange for shares in the various Rawas Group companies.

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

  Environmental

        In past years, the Company received financial assistance in the form of pumping subsidies from the South African Government for the removal of extraneous water from its underground mine workings. The South African government withdrew this assistance effective April 1, 1998. The Company expects that progressive flooding at its Durban Deep and West Wits Sections will eventually cause the discharge of polluted water to the surface and to local water sources. At this time, water has not begun to flood to the surface at these Sections. The Company has ceased operations at these Sections.

        The Durban Deep Section is located within the geographical area known as the central basin which stretches from the Durban Deep Section in the west to ERPM in the east. ERPM currently has an active pumping program in place and also a program to seal all points of water ingress which are not currently in use. This program has been substantially completed. Most of the mining and pumping in this geographical area has ceased. As a result, the entire basin is experiencing flooding. We have developed a program, in close collaboration with the Department of Minerals and Energy, to progressively seal off all potential ingress points at the Durban Deep Section and this program is substantially underway. The Company anticipates that this program will be completed by May 2005. The Company estimates that if ERPM were to cease pumping entirely, water would begin to flood to the surface in the Central Basin within seven years which would have an immediate impact on the surrounding areas.

        The West Wits Section is located in the geographical area known as the western basin. There is no hydraulic continuity between the western basin and the central basin. Water has already begun to flood to the surface in this area from other neighboring mining operations. However, there has been no flooding of water to the surface on any of the Company's properties located in the western basin. This water is of poor quality, containing heavy metals, sulphates and other pollutants.

        Because of this, the Department of Water Affairs and Forestry, or DWAF, requires that this water be temporarily directed into Robinson Lake to prevent it from reaching the Tweelopiesspruit, which is a local stream. If the water were to reach this stream, it could pollute the neighboring communities, the Krugersdorp Game Reserve and the Sterkfontein Caves located nearby. A forum on which the Company is represented has been established in consultation with DWAF, the Department of Minerals and Energy, the Department of Agriculture, Conservation, Environment and Land and other neighboring mining operations to address and manage the impact of the current flooding in the area. Similar to the Durban Deep Section, the Company has developed a program to progressively seal all potential ingress points at the West Wits Section. The Company anticipates that this program will also be completed by May 2005.

        Due to the sources of flooding and the potential number of parties involved, the Company cannot estimate the amount of any potential liability attributable to it. However, in the event of joint and several liability, the amounts could be significant.

        The Blyvoor Section has its own unique environmental risks, due to its dolomitic geology and geohydrology, sinkholes and subsidences which require remediation using appropriate cost-effective filling techniques. The Blyvoor Section is an active mining operation and pumps water to the surface in the amount of 460,000 cubic feet per day. Most of this water is discharged into the Wonderfontein Spruit, which is a local stream. Water from the Doornfontein mine is also discharged into the Grootdraai Dam. Several other neighboring mining operations also discharge water into this area. The surrounding area comprises agricultural land and mining towns.

        The consequence of this pumping could be that ground water, streams and wetlands become polluted. Also, dolomitic rock will be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. As the water reaches the surface, there will be an increased risk of damage to municipal services, foundations of buildings and properties. The Blyvoor Section is currently in operation and monitors all water discharge as required by its environmental management program. This water is known as "fissure water" and is generally of good quality. Therefore, the Company believes that the contribution of the this water to pollution of water in the area is minimal. The Company is also considering a plan to purify a portion of the water to potable standards for its own use at the Blyvoor Section.

        The Company has not conducted an assessment of the full scope of such potential environmental damage. This is because the impact of the Company's discharge cannot be addressed without addressing the impact from the discharge of other neighboring mining operations. The Far West Rand Dolomitic Water Association, of which all mining operations in the area are members, has undertaken two studies. One study addresses the methodologies proposed for filling in sinkholes and subsidences and was completed in January 2003. The second study, will address the impact of the flooding on the dolomitic aquifers when mining in the area ceases. This study has been commissioned and is being planned by Dr. Frank Winde and is scheduled to be completed by the end of 2003.

        In addition to purifying the water for its own use, the Company repairs all sinkholes, in accordance industry and government standards, as they form on its property. Sinkholes which form outside of the Company's property are repaired by the Far West Rand Dolomitic Water Association. Surface rehabilitation is also currently underway.

        The Tolukuma Section in Papua New Guinea also has site specific environmental risks associated with its operations. Tailings are routinely discharged into the Auga/Angabanga river system. The discharging of tailings into riverine and marine systems in Papua New Guinea is an acceptable practice due to the seismic instability of the area and the dangers this poses for the stability of conventional tailings dams. Due to the fact that ore mined at the Tolukuma Section is high in mercury, the potential does exist that levels of mercury discharged into the river system might expose the Company to criminal liability under Papua New Guinea legislation. In order to ensure that mercury discharges remain within allowable limits the following program is being followed:

  •
  daily monitoring of mercury levels at the tailings discharge point and approximately 1500 feet downstream (grab sampling);

  •
  monthly monitoring of mercury and other heavy metals at government mandated water quality inspection points;

  •
  addition of water to tailings prior to discharge to dilute metal concentrations;

  •
  gravity filtering of the water to concentrate solids and removal of solids for backfill use in mining areas prior to tailings discharge

        Lead, mercury, cyanide and arsenic occur naturally in the ore processed at the Tolukuma Section. The Company's operations in South Africa do not mine mercury, lead or arsenic rich ores. Therefore, the Company does not discharge these heavy metals into any riverine system in South Africa. Cyanide is associated with the mining process and is discharged into the riverine system as a result of the inability of the Company to use conventional tailings dams. In South Africa, the Company does not discharge cyanide into riverine systems. Prior to discharge, the cyanide is degraded in a detoxification process and levels are monitored daily.

        The Company is not aware of any adverse health effects on communities associated with the Tolukuma Section. A detailed environmental audit was carried out at the Tolukuma Section during August 2002 and a plan of action drafted and initiated to address minor regulatory related non-conformances and to address pending environmental legislation. A follow-up audit is being conducted by NSR Consultants and scheduled to be presented to the Company's board in June 2003. The Company believes that its operations at the Tolukuma Section are in material compliance with applicable environmental regulations in Papua New Guinea. Therefore, the Company is unable to provide an assessment of its exposure to loss.

  Mining Rights

        The Company's rights to own and exploit its mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of the Company's mineral reserves and deposits are located in South Africa.

        In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002, or the Act, which was passed by parliament in June 2002. The Act will come into operation on a date to be proclaimed by the President which is expected to be during or shortly after June 2003. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization from the State.

        The Act vests custodianship of South Africa's mineral resources in the State which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to acquire new rights.

        The Act calls for a charter, or Charter, to be developed by the Minister within five years of commencement of the Act, but the content of which has largely been agreed with mining industry representatives (including the Company), and with representatives of other stakeholders.

        The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent such ownership within ten years. It comptemplates that this will be achieved by, among other methods, disposals of assets by mining companies to historically disadvantaged persons on a willing seller—willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the government in February 2003.

        The Company fully supports the notion that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. The Company has made progress in adjusting the ownership structure of its South Africa mining assets and the composition of its management consistent with the Charter's spirit. The Company believes that is well placed to meet the Charter's targets in accordance with the scorecard. However, at this point the Company is unable to set out a definative timeline of when it will comply with its objectiones before the expiration of the 10 year time limit as the legislation was only recently passed. It is also not possible for the Company to identify any permits, rights or investments which it may lose for any non compliance.

        The Company has not established any loss accruals for legal or environmental matters, other than the rehabilitation provision discussed in note 14. There has been no loss and no reasonably possible loss for which an accrual has not been established.

        The Company does not have any insurance coverage available for environmental contamination as it is not possible to obtain such coverage.

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

        The Australasian operations comprise Tolukuma gold mine and its related corporate structures.

22. GEOGRAPHIC AND SEGMENT INFORMATION (Continued)

	$'000 Crown	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	2000 $'000 South African operations	2000 $'000 Australasian operations	2000 $'000 Total
Revenue	40,150	58,858	170,937	23,246	11,681	304,872	22,697	327,568

Result
Profit (loss) from operations	(1,326)	(3,629)	(1,905)	(25,667)	(67,186)	(99,713)	(67,026)	(166,739)
Other operating income	213	314	1,646	34	2,047	4,254	(2,751)	1,503
Interest paid	(1,134)	(132)	(2,728)	(30)	(477)	(4,501)	—	(4,501)
Taxation (charge) benefit	(59)	524	(2,469)	—	956	(1,048)	2,772	1,724

Profit (loss) after tax	(2,306)	(2,923)	(5,456)	(25,663)	(64,660)	(101,008)	(67,005)	(168,013)

Balance sheet
Mining assets	22,841	33,381	31,846	—	24,795	112,863	35,992	148,855

Net current assets/(liabilities)	(7,812)	(10,666)	6,248	(13,382)	(8,467)	(34,079)	1,969	(32,110)

Other information
Capital expenditure	6,506	5,430	2,013	2,650	975	17,574	2,080	19,654

Impairment of assets	—	—	—	(20,898)	(16,691)	(37,589)	(30,944)	(68,533)

Total number of employees						19,826	354	20,180

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

23.    SUBSEQUENT EVENTS

        On July 1, 2002, the Company engaged in a transaction consistent with its black empowerment strategy by entering into a share purchase agreement with Crown, IDC, and KBH. Under this share purchase agreement, the Company sold 57% of its interest in CGR to IDC and 3% of its interest in CGR to KBH for a total cash consideration of R105.5 million ($10.2 million) and realized a profit of R87.1 million ($8.4 million) on the transaction.

        On July 1, 2002, KBH subscribed for 4,794,889 the Company's ordinary shares for a subscription price of R68 million ($6.4 million). This represents 2.6% of the total number of ordinary shares outstanding as of September 30, 2002. The subscription agreement entered into with KBH places restrictions on KBH's ability to sell or otherwise dispose of these shares.

        In October 2002, CGR entered into an agreement to acquire 100% of the outstanding share capital of and loan accounts in ERPM for R100 million ($9.5 million). This transaction was approved by the South African competition authorities in November 2002. In connection with this transaction, the Company provided ERPM with a loan of R10 million ($1 million). In addition, an amount of R60 million ($5.7 million) was lent by the Company to CGR. CGR acquired ERPM without indemnification for any disclosed or undisclosed liabilities as the seller was unwilling to provide such indemnification. In the course of negotiations, a due diligence investigation was conducted. As a result of this investigation, the initial purchase price was reduced by approximately R40 million to reflect potential liability at the time the Company entered into acquisition.

        On November 12, 2002, the Company issued $66,000,000 6% Senior Convertible Notes due 2006, in a private placement. The Company issued the notes at a purchase price of 100% of the principal amount thereof. If not converted or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006. The notes are convertible into the Company's ordinary shares, or, under certain conditions, ADRs, at a conversion price of $3.75 per share or ADR, subject to adjustment in certain events.

        On December 16, 2002, the Company announced the acquisition of an equity stake of Emperor Mines Limited, an Australian listed company. As of December 31, 2002, the Company had acquired on the open market 0.51% of Emperor Mines Limited for A$0.7 million ($0.4 million).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

DURBAN ROODEPOORT DEEP, LIMITED
	By:	/s/ M. M. WELLESLEY-WOOD Name: M. M. Wellesley-Wood Title: Chairman & Chief Executive Officer
Date: May 2, 2003

CERTIFICATIONS

I, Mark M. Wellesley-Wood, certify that:

1.
I have reviewed this amended annual report on Form 20-F/A of Durban Roodepoort Deep, Limited;

2.
Based on my knowledge, this amended annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amended annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this amended annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amended annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amended annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this amended annual report (the "Evaluation Date"); and

c.
presented in this amended amended annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

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

6.
The registrant's other certifying officers and I have indicated in this amended annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 2, 2003

                      /s/ M. M. Wellesley-Wood

                      M. M. Wellesley-Wood
                      Chairman and Chief Executive Officer

CERTIFICATIONS

I, Jacob Hendrik Dissel, certify that:

1.
I have reviewed this amended annual report on Form 20-F/A of Durban Roodepoort Deep, Limited;

2.
Based on my knowledge, this amended annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amended annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this amended annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amended annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amended annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this amended annual report (the "Evaluation Date"); and

c.
presented in this amended annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

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

6.
The registrant's other certifying officers and I have indicated in this amended annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 2, 2003

                      /s/ Jacob Hendrik Dissel

                      Jacob Hendrik Dissel
                      Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit
10.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

QuickLinks

DURBAN ROODEPOORT DEEP, LIMITED ANNUAL REPORT ON FORM 20-F TABLE OF CONTENTS
PART I
Selected Consolidated Financial Data (in thousands, except share and ounce data)
GROUP STRUCTURE
PART II
PART III
DURBAN ROODEPOORT DEEP, LIMITED Report of the Independent Auditors to the Board of Directors and Stockholders of Durban Roodepoort Deep, Limited
INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Shareholders of Crown Consolidated Gold Recoveries Limited
Durban Roodepoort Deep, Limited Consolidated Statements of Operation for the years ended June 30
Durban Roodepoort Deep, Limited Consolidated Balance Sheets at June 30
Durban Roodepoort Deep, Limited Consolidated Statements of Cash Flows For the years ended June 30
Durban Roodepoort Deep, Limited Notes to the Consolidated Financial Statements At June 30
SIGNATURES
CERTIFICATIONS
CERTIFICATIONS
EXHIBIT INDEX