Form 20-F/A
period 2002-06-30
DURBAN ROODEPOORT DEEP LTD
filed 2003-07-23
CIK 1023512

QuickLinks -- Click here to rapidly navigate through this document
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 Form 20-F/A (Amendment No. 2)

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

        For the convenience of the reader, certain information in this Annual Report presented in Rand or Australian Dollars has been translated into Dollars. Unless otherwise stated, the conversion rates for currency translations for the 2002 fiscal year are R10.37 per $1.00 and A$1.77 per $1.00, which reflect the noon buying rate in New York City at June 30, 2002. For income statement amounts, the average conversion rate for Rand during the 2002 fiscal year of R10.15 per $1.00 is used. The exchange rate at May 31, 2003 was R8.03 to $1.00. The rates used for currency translations for transactions occurring during the 2001 and 2000 fiscal years are the respective year end exchange rates for balance sheet amounts and the average exchange rate for that year for income statement amounts. By including convenience currency translations in this Annual Report, we are not representing that the Rand or Australian Dollar amounts actually represent amounts shown in Dollars or that these amounts could be converted at the rates indicated into Dollars.

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

        Cash costs are costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Although described as "cash" costs, this measure is computed under the accrual method of accounting required under U.S. GAAP, but excludes certain non-cash amounts, such as depletion, depreciation and amortization, which are required to be included in measures computed under U.S. GAAP. Cash costs have been calculated on a consistent basis for all periods presented.

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

        Gold production at our Harties, Buffels and Blyvoor operations together accounted for approximately 77% of our total gold production in fiscal 2002 and 78% in fiscal 2001. These mines are regarded as older, higher cost, lower-grade gold producers. Our ability to identify ore reserves that can be mined economically and to maintain sufficient controls on production and other costs will have a material influence on the future viability of these mines. On July 21, 2003, we entered into a sixty day review period on the North West Operations designed to restore that section to profitability. Although we cannot predict the outcome of this review process, we may be forced to retrench a significant number of workers or close some or all of the mining sections at that operation altogether. Such actions would cause us to incur significant retrenchment expenses and adversely effect our cash flows and results of operations.

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

        Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign reserves have been relatively low. In the late 1980s and early 1990s, inflation in South Africa reached record highs. This increase in inflation resulted in considerable year on year increases in operational costs. In recent years, the inflation rate has decreased and as of May 2003 the inflation rate stood at 7.8%. A return to significant inflation in South Africa, without a concurrent devaluation of the Rand or an increase in the price of gold, could result in an increase in our costs which could reduce our profitability.

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

        During the course of the audit exercise for the 2000 fiscal year, certain irregular transactions came to our attention. An internal investigation commenced at the insistence of a special committee of the board of directors. During the course of this investigation, we discovered that all 8,282,056 ordinary shares issued ostensibly for the acquisition of the Rawas gold mine in 1999 were invalidly issued and allotted. Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas shares, it was not possible to distinguish the Rawas shares from all the other issued ordinary shares, and so their identity had been lost. This meant that none of the Rawas shares, and their holders at the time, could be identified and therefore, none of the Rawas shares could be removed from our members' register. The Rawas shares, therefore were effectively in issue with no possibility of removing them from the members' register. At a shareholders' meeting, our shareholders resolved, by special resolution, that we should apply to the High Court of South Africa for validation of the issuance of the ordinary shares. We have made this application and the High Court of South Africa validated the issuance on June 19, 2002.

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

        On December 16, 2002 we announced our proposed acquisition of an equity stake in Emperor Mines Limited, an Australian listed gold mining company. Emperor Mines Limited produces about 150,000 ounces of gold a year from its Vatukoula mine in Fiji. As part of the acquisition we will have the right to appoint two members of the eight member board of Emperor Mines Limited. As of December 31, 2002, we had acquired on the open market 0.51% of Emperor Mines Limited for A$0.7 million ($0.4 million). By April 2003 we had increased our percentage holding in Emperor Mines Limited through additional purchases on the open market to 19.81% at a total additional cost of A$15.8 million ($10.4 million).

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

        On June 20, 2003, Jacob Hendrik Dissel, our Chief Financial Officer, resigned his position as a director for personal reasons, effective on June 30, 2003. As of that date, he became General Manager—Group Finance.

        Due to the recent decline in gold price in Rand terms, on July 21, 2003, we entered into a sixty day review period on the North West Operations which will encompass all measures necessary to return the North West Operations to profitability.

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

        Buffels Plant:    Commissioned in 1957, the original plant was comprised of a conventional circuit including multi-stage crushing and grinding followed by standard dissolution and recovery circuits. The plant was modified from 1994 to 1997 through the closure and demolition of the original comminution sections. This allowed early recovery of clean-up gold and the commissioning of a modern semi-autogenous, or SAG, milling circuit. This plant is also called the South Plant.

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

        On June 5, 2003, we awarded a R100 million ($12.2 million) contract for the upgrading of the Buffels plant to the South African engineering firm, MAED. The upgraded plant will treat underground ore at a rate of 209,000tpm and surface waste rock at a rate of 77,000tpm. We anticipate that the upgrade will allow us to significantly reduce operating expenses and increase gold recovery at this plant.

        2GP:    Commissioned in 1954, this plant, also known as the High Grade Plant, is comprised of a circuit including multi-stage crushing and milling, flotation, leaching, filtration, zinc precipitation and smelting to doré. The pyrite concentrate from the flotation circuit undergoes cyanidation, during which the majority of gold dissolution takes place. The flotation residues are further processed through a slimes leach circuit. Pyrite concentrates are subsequently oxidised through a roasting operation with sulphuric acid being produced as a by-product and the resultant calcine undergoing further cyanidation for additional gold recovery. We recently de-commissioned the Kemix pumpcell scavenging plant. The operating capacity of the plant is 176,300tpm. This plant is in need of extensive upgrades and will be retained for use on clean up operations.

        LGGP:    Commissioned in 1987, this plant, also known as the Low Grade Plant, is comprised of a circuit including crushing, closed circuit milling, thickening, cyanidation and gold recovery in a Carbon-In-Pulp, or CIP, plant, elution, electrowinning and smelting to doré. The current operating capacity of the plant is 170,000tpm. It is our intention to either sell this plant or use it only for the treatment of materials of third parties for a fee.

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

Recently, this plant has been used to mill open pit material for cyanidation at 2GP. We began demolishing this plant in November 2002.

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

        The international mining consulting firm of Resource Service Group has reviewed the 2002 ore reserves, to the extent of our current mining plans. This included initial site visits, a full independent review of each of our operations and the preparation of a reserve statement.

        Our attributable proven and probable reserves as of June 30, 2002 and June 30, 2001 are set forth in the table below. The reserve figures as of June 30, 2002 were based on the then prevailing gold price of $320 per ounce and the then prevailing exchange rate of R10 to $1.00. The reserve figures as of June 30, 2001 were based on the then prevailing gold price of $270 per ounce and the then prevailing exchange rate of R7.85 to $1.00:

	2002			2001
	June 30,
	Tons	Grade	Gold	Tons	Grade	Gold
	(mt)	(g/t)	('000 ozs.)	(mt)	(g/t)	('000 ozs.)
Underground
Harties Section
- Proven Reserves	19.27	7.1	4,396	9.7	5.59	1,751
- Probable Reserves	13.54	6.0	2,610	16.2	5.27	2,745
Buffels Section
- Proven Reserves	3.11	6.4	636	0.6	4.95	103
- Probable Reserves	1.71	6.2	342	2.3	5.48	401
Blyvoor Section
- Proven Reserves	19.23	6.9	4,261	15.3	7.68	3,769
- Probable Reserves	15.47	5.5	2,725	18.1	5.17	3,008
Tolukuma Section
- Proven Reserves	0.064	16.7	34	0.05	18.00	28
- Probable Reserves	0.098	13.9	44	0.07	13.00	30

Total Underground
- Proven Reserves	41.69	7.0	9,324	25.8	6.82	5,652
- Probable Reserves	30.81	5.8	5,723	36.7	5.25	6,185
Total Underground Reserves	72.50	6.5	15,047	62.4	5.90	11,836

Surface
Harties Section
- Proven Reserves	—	—	—	—	—	—
- Probable Reserves	2.26	0.7	352	2.63	0.93	78
Buffels Section
- Proven Reserves	—	—	—	—	—	—
- Probable Reserves	18.55	0.6	54	14.0	0.75	338
Blyvoor Section
- Proven Reserves	7.33	1.1	249	8.9	1.12	321
- Probable Reserves	—	—	—	—	—	—
West Wits
- Proven Reserves	—	—	—	11.27	0.46	165
- Probable Reserves	—	—	—	1.08	1.19	41
Crown Section(1)
- Proven Reserves	19.57	0.6	403	39.6	0.75	959
- Probable Reserves	5.82	0.7	133	32.3	0.60	620
Tolukuma Section
- Proven Reserves	—	—	—	0.003	34.00	3
- Probable Reserves	—	—	—	0.003	29.00	3
Total Surface
- Proven Reserves	26.90	0.8	652	59.9	0.75	1,448
- Probable Reserves	26.63	0.6	539	50.1	0.67	1,080
Total Surface Reserves(1)	53.53	0.7	1,191	110.0	1.42	2,528

Open Pit
Harties Section
- Proven Reserves	—	—	—	—	—	—
- Probable Reserves	0.52	1.5	25	—	—	—
Buffels Section
- Proven Reserves	—	—	—	—	—	—
- Probable Reserves	—	—	—	—	—	—
Total Open Pit
- Proven Reserves	—	—	—	—	—	—
- Probable Reserves	0.52	1.5	25	—	—	—
Total Open Pit Reserves	0.52	1.5	25	—	—	—

Total Proven and Probable Reserves(1)(2)	126.50	4.0	16,263	172.4	2.59	14,366

(1)
Total proven and probable reserves for 2002 reflects our attributable 40% interest in the Crown Section, subsequent to our sale of 60% in the Crown Section with effect July 1, 2002.

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

        The following table shows the average drill/sample spacing for each category of reserves at our mines:

Mine	Proven Reserves	Probable Reserves
Harties Section	19.69 ft. by 27.33 ft.	246.08 ft. by 787.44 ft.
Buffels Section	19.69 ft. by 39.37 ft.	131.24 ft. by 164.05 ft.
Blyvoor Section	16.41 ft. by 24.61 ft.	98.43 ft. by 492.15 ft.
Crown Section	328.10 ft. by 328.10 ft.	328.10 ft. by 328.10 ft.
Tolukuma Section	6.56 ft. intervals	6.56 ft. intervals

        In fiscal 2002, the pay-limit approach was applied to the mineralized material database of our various shafts or business units in order to determine the tonnage and grade available for mining. In fiscal 2001, we used the cut-off approach to select ore for mining.

        The pay-limit approach is based on the minimum in situ grade of ore blocks, for which the total cash costs, which includes all overhead costs, including head office charges, are equal to a projected gold price per ounce for that year. This calculation also considers the previous year's mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only blocks above the pay-limit grade are considered for mining. The pay-limit grade is higher than the cut-off grade.

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

        The underground reserves quoted as of June 30, 2002 are sensitive to operating costs and gold price assumptions as shown in the table below. These sensitivities are presented to give an indication of changes in reserves relative to the gold price assumptions used. All sensitivities have been calculated at the then prevailing exchange rate of R10 to $1.00.

	US$286/oz			US$320/oz			US$352/oz			US$385/oz
Operation	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	Mt	g/t	'000 ozs	Mt	g/t	'000 ozs	Mt	g/t	'000 ozs	Mt	g/t	'000 ozs
Blyvoor Section
Proved	17.1	7.5	4,124	19.2	6.9	4,261	21.3	6.5	4,448	23.1	6.2	4,625
Probable	12.0	5.9	2,284	15.5	5.5	2,725	18.2	5.2	3,023	21.4	4.9	3,369
Total	29.1	6.9	6,408	34.7	6.3	6,986	39.4	5.9	7,471	44.5	5.6	7,994
Buffels Section
Proved	3.0	6.4	611	3.1	6.4	636	3.2	6.3	654	3.4	6.2	676
Probable	1.5	6.4	316	1.7	6.2	342	1.8	6.2	355	1.8	6.1	362
Total	4.5	6.4	926	4.8	6.3	978	5.0	6.2	1,009	5.3	6.1	1,038
Harties Section
Proved	18.9	7.2	4,358	19.2	7.1	4,396	20.2	6.9	4,502	20.7	6.8	4,547
Probable	13.4	6.0	2,590	13.5	6.0	2,610	14.5	5.8	2,718	15.5	5.7	2,816
Total	32.3	6.7	6,949	32.7	6.7	7,006	34.7	6.5	7,220	36.2	6.3	7,363
Total *
Proved	39.0	7.3	9,093	41.5	7.0	9,293	44.7	6.7	9,604	47.2	6.5	9,848
Probable	26.9	6.0	5,190	30.7	5.8	5,677	34.4	5.5	6,096	38.7	5.3	6,547
Total	65.9	6.7	14,283	72.2	6.4	14,970	79.1	6.2	15,700	85.9	5.9	16,395

*
Attributable South African operations only

        At different gold prices, alternative mining strategies may be pursued to optimally exploit the orebody. Due to the re-processing nature of our surface operations, those reserves are not sensitive to the price of gold and are included in our reserve statement provided that the gold price per ounce exceeds the per ounce cost of processing the materials. Also, due to the limited life of mine and the nature of the orebody at the Tolukuma Section, the reserves at that section are not sensitive to the price of gold. Therefore, reserves attributable to our surface operations and to our Tolukuma Section are not included in the above table.

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

    During 1999, we allotted and issued 8,282,056 ordinary shares pursuant to the Rawas transaction. The Rawas Shares were issued to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Rio Tinto Rawas Holdings Ltd, Continental Goldfields Ltd., Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia (Pty) Ltd, all of which were creditors of Laverton or its subsidiaries, in anticipation of receiving shares in and claims against the companies in the Rawas Group and the rights to the Rawas mine. The shares were allocated to each creditor based on its relative exposure. No proper valuation proceedings were conducted prior to the issuance. At the time, our then executive chairman, Mr. R.A.R. Kebble was a director of Laverton and JCI Gold Limited.

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

    Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas shares, it was not possible to distinguish the Rawas shares from all the other issued ordinary shares, and so their identity had been lost. This meant that none of the Rawas shares, and their holders at the time, could be identified and therefore, none of the Rawas shares could be removed from our members' register. The Rawas shares, therefore were effectively in issue with no possibility of removing them from the members' register.

    The shareholders were then asked to pass a special resolution in terms of Section 82 of the South African Companies act to apply to the court of South Africa to validate these Rawas shares. The court validated these shares during July 2002.

    The shares issued for the transaction have been included in the annual financial statements and the attributed $12.4 million value of the shares issued was credited to stated capital, although the issue of shares was still to be validated by the Court. The attributed $12.4 million value of the shares was written off on the income statement as aborted acquisition costs during fiscal 2000, as the recovery of this amount was uncertain. Additionally all costs associated with this aborted acquisition, including loans made by us to members of the Rawas Group, were written off in 2001.

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

  •
  On December 16, 2002 we announced our proposed acquisition of an equity stake in Emperor Mines Limited, an Australian listed gold mining company. Emperor Mines Limited produces about 150,000 ounces of gold a year from its Vatukoula mine in Fiji. As part of the acquisition we will have the right to appoint two members of the eight member board of Emperor Mines Limited. As of December 31, 2002, we had acquired on the open market 0.51% of Emperor Mines Limited for A$0.7 million ($0.4 million). By April 2003, we had increased our percentage holding in Emperor Mines Limited through additional purchases on the open market to 19.81% at a total additional cost of A$15.8 million ($10.4 million)

Labor Relations

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

        We recently experienced a labor strike at the Buffels Section over minimum wage levels at the operation. The strike lasted for one day. We reached a settlement with NUM which resulted in a new minimum wage of R1,850 per month and a living expenses allowance of R300 per month with effect from June 1, 2003. The strike caused minimal disruption of the Buffels Section and gold production was virtually unaffected.

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

        The Act calls for a charter, or Charter, to be developed by the Minister within five years of commencement of the Act, but the content of which has largely been agreed with mining industry representatives (including us), and with representatives of other stakeholders. The Charter's stated objectives include:

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

        However, at this point we are unable to set out a definative timeline of when we will comply with our objectives before the expiration of the 10 year time limit as the legislation was only recently passed. We are also unable to identify any permits, rights or investments which we may lose for any non-compliance. The provisions of the Charter apply to each mining company individually. Accordingly, it is not possible for us to meet our obligations by disposing of our less profitable operations which would undermine the objectives of the Charter. As transactions to comply with the Charter are to be at fair market value, we do not anticipate incurring any loss in fulfilling our obligations provided that we are able to identify suitable partners that are able to acquire adequate funding.

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

        Finally, and in order to assess potential impacts on aquatic fauna, we commenced an aquatic fauna and metals in tissue survey in December 2002. Due to recent heavy rainfall in the area resulting in bad road conditions, we anticipate completing this survey before the end of July 2003.

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

        We recently experienced a labor strike at the Buffels Section over minimum wage levels at the operation. The strike lasted for one day. We reached a settlement with Num which resulted in a new minimum wage of R1,850 per month and a living expenses allowance of R300 per month with effect from June 1, 2003. The strike caused minimal disruption of the Buffels Section and gold production was virtually unaffected.

C.    Organizational Structure, Property, Plants and Equipment

        The following chart shows our structure as of June 30, 2003. All of our subsidiaries are incorporated in South Africa unless otherwise indicated.

GROUP STRUCTURE

(1)
Incorporated in Australia.

(2)
Incorporated in Papua New Guinea.

(3)
Incorporated in Isle of Man.

        Below are maps showing the locations of our mines and projects in South Africa and New Guinea.

Description of Significant Subsidiaries, Properties and Mining Operations

        As of June 30, 2003, we had the following significant subsidiaries and operations:

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

  North West Operations

        The Buffels Section is located 100 miles southwest of Johannesburg near the towns of Stilfontein and Klerksdorp, North West Province, and is reached via the Johannesburg-Potchefstroom-Kimberley highway. The mine's infrastructure includes the shaft complexes, metallurgical plants and its associated tailings dams and engineering workshops. Accommodation for staff is situated on the property as well as in the neighboring towns of Stilfontein and Klerksdorp, where Buffels owns 111 houses. Buffels has mining title to 17,575 acres and freehold title to 4,893 acres. The term "freehold title" refers to a right of ownership of land and the surface thereof. The term "mining title" refers to a right of ownership of the minerals below the surface or the right to mine such minerals. These rights can arise under South African legislation or common law. On July 21, 2003, we entered a sixty day review in order to return the North West Operations profitability, including reductions of the workforce. Currently, the North West Operations employs approximately 13,300 workers.

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

        In connection with CGR's acquisition of ERPM, we entered into a loan and pledge agreement during October 2002. Under this agreement we agreed to lend and advance ERPM a working capital facility of R10 million ($0.9 million). The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft. As of May 31, 2003 the interest rate on the loan stood at 17%. The largest amount outstanding on the loan to date is $1.5 million. CGR's acquisition of ERPM has been approved by the South African competition authorities.

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

        The Tolukuma Section gold production for the 2002 fiscal year was 71,955 ounces as compared to 63,593 ounces for fiscal 2001 and 17,811 ounces for fiscal 2000. The Tolukuma Section also produced 261,550 ounces of silver in fiscal 2002. We were able to reduce cash costs to $240 per ounce of gold in fiscal 2002 from $242 per ounce of gold in fiscal 2001 and $214 per ounce of gold in fiscal 2000 primarily due to production efficiencies related to the increase in ounces produced. Total cost per ounce of gold increased to $369 per ounce in fiscal 2000 from $316 per ounce in fiscal 2001 but is still below the $488 per ounce in fiscal 2000. This increase is primarily attributable to costs incurred in the close out of our hedge book in 2002. Tolukuma was purchased in April 2000 and thus the production of 17,811 ounces of gold in fiscal 2000 reflects only a period of three months. Based on a gold price of $320 per ounce and an exchange rate of R10 to $1, at June 30, 2002 proven and probable reserves of the Tolokuma Section were 78,000 ounces and we estimate that the life of mine of the Tolokuma Section extends up to 2005. Of this amount, 43,853 ounces are considered undeveloped reserves. This entire amount will be developed during the life of mine.

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

  •
  Australia—Daylesford

        Our license in Daylesford, which is a prospecting area in Victoria, Australia, was renewed for a period of one year expiring on May 2003 and we have applied for a renewal. Progress to date includes data acquisition and interpretation. Previous drilling by Range River Gold NL, does not appear to effectively test a structurally favorable zone below the Ajax workings, which is a mining area, since the area has not been tested by drilling beyond relatively shallow depths. Testing of drill samples indicates 85% of gold is located at a depth of less than 345 feet. The quartz reef mineralization appears to have strike lengths of less than 492 feet with widths of approximately 9 to 50 feet and multiple reefs were exploited representing structural repetition at depth.

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

        This structured internal audit process is now being further applied to serve as basis for the Environmental Management Program, or EMP, performance assessment and monitoring reports, compliant with Regulations 5.17 and 5.18 of the Minerals Act, which we have scheduled to submit to the Department of Minerals and Energy, or the Department, in August 2003.

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

  North West Operations

        Activities in these sections include underground mining and the reclamation of surface dump material. Prospecting aimed at examining the viability of open-pit mining in the Townlands area and the mining of a number of residue deposits is currently underway. Due to its proximity to the Vaal River and the potential of pollution from seepage and run-off of water, a program has been initiated to increase the water retention capacity of the paddocks at the Buffelsfontein Tailings Complex and return water dams and to install a "draw off" system which will allow for return water to be re-circulated to the multigold plant, thus minimizing potential water pollution and utilizing polluted water more fully. A program has also been initiated to progressively vegetate the Buffelsfontein tailings dam slopes, aiming at self-sustainability within the next six years. A similar program is already well advanced at the Hartebeestfontein complex. Additionally, a comprehensive water balance program is currently being prepared and is scheduled for completion by the end of August 2003. We believe this water balance model will, when completed and implemented, benefit the whole area, as it is anticipated that it will reduce dependence on the Midvaal potable water reticulation system. This will reduce pressure on this scarce national resource in the North West Province.

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

        We have not conducted an assessment of the full scope of such potential environmental damage. This is because the impact of our discharge cannot be addressed without addressing the impact from the discharge of other neighboring mining operations. These include operations owned by Harmony Gold Mining Company Limited, AngloGold Limited and Gold Fields Limited. The Far West Rand Dolomitic Water Association, of which all mining operations in the area are members, has undertaken two studies. One study addresses the methodologies proposed for filling in sinkholes and subsidences and was completed in January 2003. The second study will address the impact of the flooding on the dolomitic aquifers when mining in the area ceases. This study has been commissioned and is being planned by Dr. Frank Winde and is scheduled to be completed by the end of 2003.

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

        We have developed a program to progressively seal all potential ingress points at the Durban Deep and West Wits Sections. We anticipate that this program will be completed by May 2005. The sealing of all potential ingress points at these operations will be a permanent measure. All plugs used have been approved by the Department of Minerals and Energy which also performs periodic inspections during the sealing phase to monitor progress. However, despite these sealing programs, naturally occurring water conduits and other geological features which are not mine related and may not be located on mine property will allow surface water, especially storm runoff, to reach underground aquifers. This will eventually cause water levels to rise and allow polluted water to discharge to the surface. The costs associated with sealing off all potential water ingress points at the Durban Deep and West Wits Sections have been included in the provisions for environmental rehabilitation.

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

Financial Provision for Rehabilitation

        A Board of Trustees manages the individual Environmental Trust Funds of our mines. Regular meetings are held and a quarterly report is submitted to our board of directors. The total rehabilitation liability at June 30, 2002 was calculated at $17.9 million (2001: $22.6 million). The costs associated with sealing off all potential water ingress points at the Durban Deep and West Wits Sections have been included in the provisions for environmental rehabilitation. Amounts have been irrevocably contributed to trusts under our control. The money in the trust funds are invested primarily in interest bearing debt securities. We intend to finance the ultimate rehabilitation costs from the money invested in the trust funds as well as, at the time of mine closure, with the proceeds from the sale of the remaining assets and gold from plant cleanup. At June 30, 2002, cash of $12.1 million (2001: $13.8 million) was vested within the various trust funds. Rehabilitation costs included in operating expenditures at all of our South African mining operations amounted to approximately $0.4 million for the fiscal year.

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

Environmental Issues in Papua New Guinea

        The Tolukuma Section has been developed in accordance with an environmental plan approved by the Papua New Guinea authorities in July 1994. Tailings are routinely discharged into the Auga/Angabanga river system. The discharging of tailings into riverine and marine systems in Papua New Guinea is an acceptable practice due to the seismic instability of the area and the dangers this poses for the stability of conventional tailings dams. Due to the fact that ore mined at the Tolukuma Section, and the surrounding land in general, is high in mercury, the potential does exist that levels of mercury discharged into the river system might expose us to criminal liability under Papua New Guinea legislation. Through visits with local communities by mine staff members, we have become informed that communities located downstream from the Tolukuma Section generally do not use water from the Auga/Angabanga river system for consumption as these communities rely on water from creeks, tributaries and strategically placed wells, many of which we have provided, and we are not aware of any adverse health effects on communities associated with the Tolukuma Section. Furthermore, we are not aware of any scientific or engineering report that states that the level of mercury discharges from the Tolukuma Section into the Auga/Angabanga river system is harmful to human life. In November 2002, Oxfam Community Aid Abroad released their "Mining Ombudsman Annual Report 2001-2002" which we believe made inaccurate and unsubstantiated references to mercury output and other findings contained in an internally prepared study on the Tolukuma Section done in 2000. This study was not conclusive on the mercury output at the Tolukuma Section and the results of this study were not scientifically tested. This study recommended that we increase our environmental management system procedures. As a result, in order to ensure that mercury discharges remain within allowable limits, the following program is being followed:

  •
  daily monitoring of mercury levels at the tailings discharge point and approximately 1500 feet downstream (grab sampling);

  •
  monthly monitoring of mercury and other heavy metals at government mandated water quality inspection points;

  •
  biennial monitoring of stream sediments;

  •
  addition of water to tailings prior to discharge to dilute metal concentrations;

  •
  gravity filtering of the water to concentrate solids and removal of solids for backfill use in mining areas prior to tailings discharge

        Two water quality and geochemical investigations were conducted by an independent consultant in July 2000 and June 2002. These investigations concluded that there was little difference between mercury concentrations in mining sediment from the Tolukuma Section being dumped into the Auga/Angabanga river system and the natural occurring sediments in the area. Although mercury is detectable in the mining derived sediments immediately adjacent to the discharge point, these levels are immediately diluted to levels below detectable limits upon mixing with the Alabule River. This area consists of steep gorges and fast, turbid currents. The result is a high dilution of mining sediments and, therefore, a negligible impact on the lower Angabanga floodplain and oxbow lakes which are located downstream from the Tolukuma Section. An additional study took place during June of 2003, the results of which are still pending.

        Additionally, a comprehensive monitoring program has been undertaken in accordance with our approved Environmental Management and Monitoring Program which addresses water quality, population dietary surveys and aquatic fauna and metals-in-tissue surveys. These surveys will be conducted during July and September of 2003.

        During March 2003, an environment audit was concluded at the Tolukuma Section which found the operations to be in substantial compliance with applicable Papua New Guinea legislation, our environmental plan and the Environmenal Management and Monitoring Program.

        A final site rehabilitation plan has not yet been prepared. We anticipate that this plan will be completed and submitted to the DEC by July 2003.

        With the exception of the requirement that a mine should "effect rehabilitation progressively rather than at the end of life of mine", the Tolukuma Section is currently in substantial compliance with industry code of practice. Concurrent rehabilitation of "mined-out" areas ceased in 2000. This was identified and is addressed in our Environmental Audit Report of August 2002. In accordance with this report, a systematic rehabilitation and vegetation program will be integrated into the decommissioning and closure program. This program is currently being drafted and is expected to be completed for implementation by August 2003. The impact of the cessation of rehabilitation, and in particular vegetation, has not been significant. Due to the high rainfall in the area, abundant surrounding vegetation and species diversity is very evident. However, this process will be enhanced further through active vegetation and monitoring and maintenance to ensure sustainability.

        Additionally, the report also identified other environmental issues requiring attention and including:

  •
  detailed plant and process water balance;

  •
  water management strategy;

  •
  good housekeeping;

  •
  dietary surveys and aquatic fauna and metals and tissue surveys; and

  •
  a decommissioning plan.

        All of these issues have been prioritized and actions addressing them are scheduled for completion by September 2003.

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

License	Expiration Date
ML104	August 29, 2012
EL580	Extension application pending(1)
EL683	Extension application pending(1)
EL894	Extension application pending(1)
EL1171	Extension application pending(2)
EL1262	Extension application pending(6)
EL1263	Extension application pending(3)
EL1264	Extension application pending(6)
EL1281	December 12, 2003
EL1284	Extension application pending(4)
EL1297	Extension application pending(5)

(1)
EL 580, EL683 and EL894 initially expired on April 3, 2003.

(2)
EL1171 initially expired on December 12, 2002.

(3)
EL1263 initially expired on November 2, 2002.

(4)
EL1284 initially expired on April 18, 2002.

(5)
EL1297 initially expired on August 30, 2002.

(6)
EL 1262 and EL 1264 initially expired on April 29, 2003.

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

  •
  The unauthorized payment on December 22, 1999, by our wholly-owned subsidiary, DRD Australasia Aps, or DRD Australasia, of a A$5.9 million ($3.6 million) facilitation fee to Noble Investments (Pty) Limited, or Nobel, in connection with the purchase of 11,150,000 shares, representing approximately 11% of the issued share capital, of Continental Goldfields Limited, or Continental, a publicly traded company in Australia.

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

  •
  The payment of the facilitation fee resulted in DRD Australasia paying A$0.60 per share for the Continental shares at a time when Continental shares traded at a market price of A$.10 per share.

    The investigation carried out under the supervision of the Special Committee has subsequently revealed that we were substituted as the purchaser of the Continental shares. The original purchaser was JCI Limited or JCI, a South African listed company. Facts discovered during the course of the investigation indicate that we were used to relieve JCI and its related companies from their contractual obligations to Noble and its group companies. Mr. R.A.R. Kebble was at the time of the transaction our executive chairman. He was also a director and shareholder of JCI and JCI Gold Ltd. At June 30, 2000, Continental owned shares in JCI which constituted approximately 75% of its total assets.

    Although we have entered into an agreement to acquire the Continental shares and are fully entitled to take ownership of these shares at any time, we have elected not to do so at this point to avoid being deemed to have validated the transaction and thus jeopardize the outcome of the pending legal proceedings.

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

    We have recovered all but $0.9 million of this loan from Notable. We wrote off $1.9 million as a bad debt in fiscal 2000 and the remainder was written off as a bad debt in fiscal 2002.

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

    All of these amounts were recorded as receivables in fiscal 2000 and also provided for as doubtful debts as the recovery process had not yet commenced.

  •
  The unauthorized investment of $0.1 million during 1999 in an unlisted Australian company, Nextsurance (Pty) Limited or Nextsurance. None of our officers or directors were known to have an interest in or be a director of this company.

    Upon discovery of this investment by the Special Committee, the Board of Directors decided that the amounts involved be recorded as a receivable in the 2000 fiscal year as we intended recovering the amount. Because at that stage we had not yet commenced the recovery process, the amount involved was provided as a doubtful debt in the 2000 fiscal year.

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

        We have not instituted any actions against the recipients of our shares in this transaction as each of these entities had ceded to us their claims against the companies in the Rawas Group in exchange for those shares. However, we are considering the viability of other actions to be taken in South Africa and Australia against those responsible for the Rawas transaction for the recovery of any losses which we have sustained as a result of the non-delivery of the shares of the companies in the Rawas Group.

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

        On May 20, 2003, a summons was issued by our former chairman, Mr. R.A.R. and and his son, Mr. Brett Kebble, against us, our chairman, Mr. Wellesley-Wood and Associated Intelligence Network (Pty) Limited, or AIN. AIN is a private investigator firm. These individuals allege that we hired AIN to invade their privacy by obtaining personal information about them and to cause them embarrassment and commercial harm. These individuals seek damages of R1.0 million each from us, Mr. Wellesley-Wood and AIN jointly and severally. In addition, they seek punitive damages in a total amount of R10 million from us and AIN jointly and severally.

        The punitive damages claim is unique under South African law. Initial hearings will likely take place in order for our highest courts to determine whether an individual, may seek punitive damages. Only thereafter will the merits of the matter be dealt with. We deny these allegations and will vigorously defend against it.

        On May 22, 2003, we issued a summons in the High Court of Johannesburg against Mr. R.A.R. Kebble in which we seek payment of R3,215,429 ($409,828) plus interest. This amount represents a sum paid to Mr. R.A.R. Kebble by us during the period beginning in September 1999 and ending in April 2000 under a restraint of trade agreement entered into between us and Mr. R.A.R. Kebble.

        We believe that Mr. R.A.R. Kebble has repudiated and/or materially breached the provisions of this agreement. Therefore, we have cancelled the agreement and seek restitution.

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

        Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to expand the capacity of operating mines. Production costs are expensed.

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

        Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which that the cost relates. Amortization is calculated on a mine-by-mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, we estimate the amortization rate based on actual production over total proven and probable reserves of the particular mine. This rate is then applied to actual costs incurred to date to arrive at the amortization expense for the period. Proven and probable reserves of the particular mine reflect estimated quantities of economically recoverable reserves that can be recovered in the future from known mineral deposits that are presently accessible.

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

        If an impairment exists on this basis, a reduction in the carrying value of the long-term asset is recorded to the extent the carrying value exceeds the estimate of future discounted cash flows calculated on a "mine by mine" basis. Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of our mining assets.

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

        The approved capital expenditure for the Blyvoor Expansion Project for the fiscal year ending June 30, 2003, is $3.8 million. Of the total projected capital expenditure, $1.2 million will be spent on exploiting the medium grade Middelvlei Reef ore reserves at the No. 6 shaft. These reserves, which were previously deemed to be unavailable, can now be mined profitably at current gold prices by using innovative low cost mining methods. Additionally, $1.0 million will be used to upgrade infrastructure on surface and underground at Nos. 5 and 6 shafts to facilitate more efficient operations. The balance will be used to upgrade slime dams and provide general upgrading of the surface infrastructure.

        As of May 31, 2003, $10.4 million of the total projected capital expenditure has been approved by our board.

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

Credit and Loan Facilities

        We do not have any off balance sheet borrowings or financial arrangements. At May 31, 2003 the following borrowing arrangements were in place:

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

        As of May 31, 2003, the interest rate on this loan remained at 9% and the outstanding balance on the loan was $1.0 million.

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

        At May 31, 2003, the interest rate was 16.25% per annum and the outstanding balance on the loan was $0.1 million.

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

        As of May 31, 2003, the interest rate stood at 14.5% per year, and the outstanding balance on the loan was $0.6 million.

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

  Volvo Finance Lease

        In November 2000, Dome entered into a master finance lease agreement with Volvo Truck Finance Australia (Pty) Ltd, or Volvo, for the lease of two articulated dump trucks to transport ore from the mine to the metallurgical plant. At the termination of the lease, the equipment will be returned to Volvo. The value of the lease is R4 million ($0.4 million). Principal is paid in 35 equal monthly installments. The lease bears interest at a rate of 12% per annum. As of June 30, 2002, the outstanding balance on the lease was $0.1 million

        As of May 31, 2003, the outstanding balance on the lease was $0.1 million.

        Dome subleases the equipment to Tolukuma under a finance sub-lease agreement dated November 1, 2000. Under this sub-lease, Tolukuma agrees to be bound by the master finance lease agreement and to continue making payments thereunder to Volvo.

  Bank of South Pacific Loan

        In August 2001, Tolukuma, entered into a loan agreement with Bank of South Pacific Limited, or Bank of South Pacific. Under this loan agreement, Bank of South Pacific agrees to provide Tolukuma with a cash advance installment loan and/or a letter of credit facility. Tolukuma may request the provision of an advance, or the issue of a letter of credit in favor of Sandvik Tamrock Pty. Limited to refinance its purchase, or to make payment on the purchase, of certain specific pieces of mining equipment described in the loan agreement.

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

        As of May 31, 2003, the interest rate on this loan remained at 20.25% and the outstanding balance on the loan was $1.6 million.

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

  Industrial Development Corporation Loan to Blyvoor

        On July 18, 2002, Blyvoor entered into a loan agreement with IDC for R65 million ($6.3 million) specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor Expansion Project. The loan bears interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. As of May 31, 2003, the interest rate stood at 16% per year. The loan is repayable in 48 monthly installments. The loan will be secured by a special notarial bond over the Blyvoor metallurgical plant. At the time the loan was made, the Blyvoor metallurgical plant was encumbered in favor of J.P. Morgan Chase and as a result could not be provided as security. Accordingly, IDC has agreed to temporarily waive the requirement to provide this security in consideration for Blyvoor providing IDC with a written undertaking to register the special notarial bond on or before June 30, 2003 and the provision of the following security (a) Crown pledging its 40% shareholding and ceding, as security, its shareholder loans in CGR to IDC, and (b) Crown and us providing a guarantee to IDC for the obligations of Blyvoor to IDC, such suretyship only to become effective on July 1, 2003 and remain in force until the registration of the special notarial bond. This security has been provided.

        The loan agreement prohibits us from disposing of or further encumbering the assets covered by the special notarial bond and places restrictions over our ability to change the business of Blyvoor.

        As of May 31, 2003, we have drawn down R42.9 million ($5.3 million) of this loan.

  Banking Facilities from Standard Corporate and Merchant Bank

        In October 2002, we entered into an agreement with Standard Corporate and Merchant Bank, or SCMB, for the provision of various direct and indirect banking facilities. These facilities include a general short term banking facility, business line of credit, liquidating credit line, performance guarantees and derivative products. The aggregate amount available under these facilities is R176.3 million ($17.0 million). The rate of interest varies between the various facilities. As of March 31, 2003, the aggregate outstanding balance under the general short term banking facility was R60 million ($7.5 million). However, we repaid this amount during April 2003. This agreement requires us to obtain the prior written consent of SCMB before we may incur any further borrowings. This amount of R60 million ($7.5 million) was lent by us to CGR. On October 10, 2002 the sellers of ERPM, namely Daun et Cie AG, Courthiel Holdings (Pty) Ltd, KBH, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Masechaba Palesa Moletsane Ncholo, Michelle Patience Baird, Derek Sean Webbstock, and CGR agreed to enter into an agreement under which CGR agreed to purchase from the sellers the entire issued share capital of and shareholders' claims against ERPM. CGR paid an amount of R60 million ($7.5 million) to the sellers as an interest free loan. CGR has received from the sellers, as security for the loan, a pledge of the entire issued share capital of ERPM and an assignment of the sellers' claims to CGR. The South African competition authorities have approved the transaction and the R60 million ($7.5 million) loan is deemed to be part payment of the purchase price of R100 million ($9.5 million) by CGR for the acquisition of the shares and the claims of ERPM. Dr. Ncholo is one of our non-executive directors.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

        Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2002, our board consisted of eight directors. As of July 1, 2003, our board consisted of six directors.

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

        Ian Louis Murray (36) Deputy Chief Executive Officer and Chief Financial Officer. Mr. Murray was appointed Manager Corporate Finance in 1997, alternate director in July 1999, Chief Financial Officer in November 2000 and Deputy Chief Executive Officer in January 2003. Mr. Murray resigned as Chief Financial Officer in January 2003 but re-assumed that position on June 30, 2003 upon the resignation of Mr. J.H. Dissel. Prior to joining DRD, Mr. Murray was group financial and administration manager of Bioclones (Pty) Limited, a subsidiary of S A Breweries from August 1995 to January 1997. Mr. Murray is also a director of Rand Refinery Ltd.

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

Alternate Directors

        Anton Lubbe (43) Alternate Director. Mr Lubbe was appointed an alternate director on June 30, 2003. Mr. Lubbe has a degree in mining engineering from the University of the Witwatersrand and a MBA from the University of Wales. Mr. Lubbe started his career with Blyvooruitzicht Gold Mining Company Limited in 1985 as a learner official. In 1989, he joined the Vale mine of Kennedy (pty) Ltd. as Site Manager. In 1991, he joined Durban Roodepoort Deep, Limited as a shaft manager at the Durban Deep Section. In 1993, Mr. Lubbe served as Underground Manager at Okiep Copper Mine and in 1994 re-joined Durban Roodepoort Deep as General Manager of the Durban Deep Section. In 1998, Mr. Lubbe joined Samancor Limited as a general manager of the Tubatse Chrome mine. In 2001, Mr. Lubbe became general manager of Tolukuma. In June 2002, Mr. Lubbe was appointed General Manager of Buffels. In January 2003, he became General Manager of Harties. Mr Lubbe was promoted to General Manager Growth Services in March 2003.

        Deon van der Mescht (39) Alternate Director. Mr. van der Mescht was appointed an alternate director on June 30, 2003. Mr. van der Mescht started his career as a learner official at Evander Mines in the early 1980s. Shortly thereafter, he obtained his National Higher Diploma in Metalliferous Mining. In 1998, he became a production manager at Buffles. In January 2002, Mr van der Mescht was appointed General Manager of Blyvoor. He was appointed as General Manager—South African Operations in March 2003.

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

        Daniel Johannes Pretorius (36) Legal Advisor. Mr. Pretorius was appointed Legal Advisor in May 2003. Mr. Pretorius has nine years of experience in the mining industry.

        Jacob Hendrik Dissel (44) General Manager—Group Finance. Mr. Dissel was appointed General Manager—Group Finance in June 2003. Mr. Dissel has 16 years of financial experience in the gold mining industry.

Changes in our Board of Directors and Officers

        The following changes occurred in our board of directors and officers from July 1, 2001 to June 30, 2003.

Appointments		Date
F. Coetzee	(Operations Director)	January 22, 2002
D. Baker	(Non-Executive Director)	January 23, 2002
G. Campbell	(Non-Executive Director)	March 20, 2002
R. Hume	(Non-Executive Director)	October 10, 2001
M. Ncholo	(Non-Executive Director)	March 20, 2002
C. Valkin	(Alternate Director)	April 29, 2002
J.H. Dissel	(Chief Financial Officer)	January 29, 2003
M. Nohajer	(General Manager: Tolukama)	January 7, 2003
C. Vermeulen	(General Manager: Buffels)	December 2, 2002
Daniel Johannes Pretorius	(Legal Advisor)	May 1, 2003
D. van der Mescht	(Alternate Director)	June 30, 2003*
A. Lubbe	(Alternate Director)	June 30, 2003*
J.H. Dissel	(General Manager-Group Finance)	June 30, 2003*
Resignations		Date
R.A.R. Kebble	(Deputy Chairman & Executive Director)	June 30, 2002
F. Weideman	(Director Operations)	February 28, 2002
V.O. Hoops	(Executive Director)	March 12, 2002
G. Njenje	(Non-Executive Director)	April 30, 2002
G. Fischer	(Non-Executive Director)	April 12, 2002
C. Valkin	(Alternate Director)	September 6, 2002
N. Goodwin	(Non-Executive Director)	January 29, 2003
M. Eloff	(Group Company Secretary)	March 13, 2003
B. Morton	(Group Legal Advisor)	March 18, 2003
D.S. van den Bergh	(New Business Development Manager)	February 28, 2003
F. Coetzee	(Operations Director)	April 24, 2003
J.H. Dissel	(Chief Financial Officer)	June 30, 2003*

*
Effective date

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

Committees of the Board of Directors

Executive Committee

        The Executive Committee meets regularly to review current operations in detail, develop strategy and policy proposals for consideration by the board of directors and to implement its directives. The Executive Committee consists of: M.M. Wellesley-Wood (Chairman), I. Murray, B. Beer, J. Dissel, J. Engels, A. Lubbe, D. van der Mescht and I. Graulich.

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

        Options to purchase a total of 6,547,380 ordinary shares were outstanding on June 30, 2002, of which options to purchase 1,527,745 ordinary shares were currently exercisable. Directors and approximately 100 executive officers and other senior employees participate in our option scheme. As of June 30, 2003, options to purchase 6,276,682 ordinary shares have been granted. The outstanding options are exercisable at purchase prices that range from R4.52 to R36.08 per share and expire ten years from the date of issue to the participants.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        As of June 30, 2003, our issued capital consisted of:

  •
  184,222,073 ordinary shares of no par value; and

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

        Based on information available to us, as of June 30, 2003:

  •
  there were no U.S. record holders of our ordinary shares, excluding those shares which are held as part of our ADR program.

  •
  there were 3,877 record holders of our ADRs in the United States, who held approximately 4,527,781 or 3.09% of our ADRs.

        The following table set forth information regarding the beneficial ownership of our ordinary shares as of June 30, 2003 by:

  •
  each of our directors; and

  •
  any person whom the directors are aware of as at June 30, 2003 who is interested directly or indirectly in 5% or more of our ordinary shares.

Shares Beneficially Owned
Holder
	Number	Percent
M. M. Wellesley-Wood	*
I. Murray	*
J. Dissel	*
F. Coetzee	*
M. Ncholo(1)	*
G. Campbell	*
R. Hume	*
D. Baker	*
Bank of New York—ADRs 101 Barclay Street New York, NY 10011	146,373,017	79.45

(1)
Does not include 4,794,889 of our ordinary shares held by KBH, of which Dr. Ncholo is the chairman.

*
Indicates share ownership of less than 1% of our outstanding ordinary shares.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of June 30, 2003, are treated as outstanding for computing the percentage of any other person. As of June 30, 2003 we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 79.45% of our issued ordinary shares through our ADR program. Unless otherwise noted, each person or group identified possess sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: Durban Roodepoort Deep Limited, 45 Empire Road, Parktown, Johannesburg, South Africa, 2193.

Cumulative Preference Shares

        Randgold owns 5,000,000 (100%) of our cumulative preference shares. Randgold's address is 5 Press Avenue, Selby, Johannesburg, South Africa.

RELATED PARTY TRANSACTIONS

iProp Loan Note

        On June 12, 2002, we entered into a loan agreement with CGR in terms of which an amount of R37.7 million ($3.6 million) is recorded as owing by CGR to us. CGR was an indirect wholly-owned subsidiary of ours. We have sold 60% of our interest in CGR to KBH. This amount was originally owed by CGR to iProp Ltd (previously known as RMP Properties SA Ltd), or iProp, in terms of an secured loan note. In an arrangement in which JCI Gold paid iProp R38 million ($3.7 million) in exchange for an issue by us to JCI Gold of 8,000,000 ordinary shares, the loan note was ceded to us. The loan note has now been cancelled and restated in terms of the loan agreement entered into on June 12, 2002. The largest amount outstanding on this loan to date is R37.7 million ($3.6 million). The loan bears interest at the prime rate of The Standard Bank of South Africa Limited on overdraft plus 25% of that prime rate. As of June 30, 2003, the interest rate on this loan stood at 21.25% per year [update]. The loan is repayable on demand within seven years. Interest is payable annually in arrears. The loan is unsecured. We currently intend to revise the terms of this loan so that it bears interest at the prime rate of The Standard Bank of South Africa Limited on overdraft payable monthly. Principal will be repaid in equal annual installments. This loan had strategic value to us in that it allowed us to reduce the amount of debt owed to outside creditors by CGR.

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

Sale of 60% of Our Interest in Crown Gold Recoveries (Pty) Ltd

        In connection with the sale by us of 60% of our interest in CGR we agreed to lend KBH R5.3 million ($0.5 million) under a loan agreement entered into on June 12, 2002. Prior to this, CGR was an indirect wholly-owned subsidiary of ours. The largest amount outstanding on the loan to date is R5.3 million ($0.5 million). The loan bears interest at the prime rate of The Standard Bank of South Africa Limited on overdraft plus 3%. As of May 31, 2003, the interest rate on this loan stood at 20% per year and the outstanding balance was R6.2 million ($0.8 million). The loan is repayable on demand within five years. Interest is payable annually in arrears. The loan was secured by KBH's pledge to us of 49,928,824 shares in ERPM. However, since the acquisition of ERPM by CGR, the loan is no longer secured. We currently intend to revise this loan so that it bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 15% of that rate payable monthly with equal annual capital redemption's. The strategic value of this transaction was that it has enabled us to introduce a black empowerment entity, KBH, which is necessary in terms of the new mining Charter.

        We also entered into two loan agreements with CGR, the first being for R0.9 million ($0.09 million) and the second being for R37.7 million ($3.6 million). The loan is payable on demand within three years and interest is payable annually in arrears. The total amount outstanding as at May 31, 2003 is R1.1 million ($0.1 million).

        The second loan is payable on demand within seven years and interest is payable annually in arrears. The total amount outstanding as at May 31, 2003 is R43.5 million ($5.4 million).

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

        However, the terms of all of these loans have been orally amended and each of these loans currently bears interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft which as of May 31, 2003, stood at 17%. It is the intention of the parties to amend the terms of the three shareholders' loans. It is expected that the shareholders' loans will continue to bear interest at the prime rate and the interest will be repayable in equal monthly payments over the period of the loans. The conditions in Crown's shareholder loan to CGR, which waive the requirement that CGR maintain an interest cover ratio of 2.5 to 1 will be deleted.

        KBH holds 4,794,889 of our ordinary shares. Also, Dr. Paseka Ncholo is one of our non-executive directors and is also the chairman of KBH.

Acquisition of East Rand Proprietary Mines Ltd

        On October 10, 2002, Daun et Cie AG, Courthiel Holdings (Pty) Ltd, KBH, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Masechaba Palesa Moletsane Ncholo, Michelle Patience Baird, Derek Sean Webbstock, or collectively the Sellers, and CGR, entered into an agreement in terms of which CGR agreed to purchase from the Sellers the entire issued share capital and shareholders' claims of ERPM. Dr. Paseka Ncholo is one of our non-executive directors and we own a 40% interest in CGR. The purchase price for the acquisition of the shares and the claims was R100 million ($9.5 million). CGR has loaned an amount of R60 million ($5.7 million) to the Sellers as an interest free loan, and CGR has received from the Sellers, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the Sellers' claims to CGR. As of May 31, 2003 the outstanding balance of this loan was R69.9 million ($8.7 million). An existing mortgage bond registered by ERPM in favor of Courthiel Holdings (Pty) Ltd securing shareholder loans in the sum of R10 million ($0.9 million) was also ceded to CGR as security on October 11, 2002. The full amount is still owing under the bond.

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

        Additionally, on September 18, 2002, in connection with CGR's acquisition of ERPM, we provided a working capital facility of R10 million ($0.9 million) to ERPM. The loan bears interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft and as of May 31, 2003, the interest rate on the loan stood at 17%. The loan is secured by a pledge of certain movable assets of ERPM. This transaction is part of our continued strategy of enhancing our black empowerment status.

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

					Average Daily Trading Volume
	Price Per Ordinary Share R		Price Per ADR $
Year Ended					Ordinary Share
	High	Low	High	Low		ADRs
June 30, 1999	22.50	10.10	3.72	1.56	59,875	286,549
June 30, 2000	14.40	6.70	2.38	0.94	219,120	671,956
June 30, 2001	10.70	4.40	1.40	0.59	141,868	593,520
June 30, 2002	55.00	6.50	5.59	0.79	246,934	2,085,179
June 30, 2003	49.20	15.60	4.72	2.11	245,634	2,809,445
						Average Daily Trading Volume
		Price Per Ordinary Share R		Price Per ADR $
Year Ended						Ordinary Share
	Quarter	High	Low	High	Low		ADRs
June 30, 2001	Q1	8.40	6.30	1.19	0.94	84,560	389,700
	Q2	7.35	4.40	1.06	0.59	129,260	639,416
	Q3	8.60	4.80	1.13	0.66	151,865	606,303
	Q4	10.70	7.30	1.40	0.88	203,547	738,865
June 30, 2002	Q1	11.00	6.50	1.39	0.79	144,134	711,759
	Q2	17.10	9.40	1.45	1.07	150,426	638,327
	Q3	39.00	16.00	3.58	1.36	362,608	2,369,105
	Q4	55.00	37.35	5.59	3.37	335,649	4,531,973
June 30, 2003	Q1	48.00	23.80	4.56	2.31	259,772	3,224,087
	Q2	45.00	25.80	4.54	2.87	279,442	3,067,297
	Q3	38.50	17.00	4.38	2.11	224,280	2,776,048
	Q4	23.75	15.60	2.43	2.18	181,448	2,160,115
					Average Daily Trading Volume
	Price Per Ordinary Share R		Price Per ADR $
Month Ended					Ordinary Share
	High	Low	High	Low		ADRs
January 31, 2003	38.50	32.20	4.38	3.86	240,119	2,995,322
February 28, 2003	35.40	26.95	4.32	3.25	193,984	1,987,607
March 31, 2003	29.50	17.00	3.69	2.11	237,154	3,270,124
April 30, 2003	21.50	15.60	2.88	2.18	148,787	2,029,544
May 31, 2003	23.75	16.20	2.93	2.26	143,852	2,366,178
June 30, 2003	21.95	18.30	2.83	2.28	251,950	2,084,623

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

        On June 30, 2003, we had 300,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.1 par value, authorized for issuance. On that date, we had issued 184,222,073 ordinary shares and 5,000,000 cumulative preference shares.

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

Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

        This agreement documents a previously undocumented loan which we made to CGR. This loan was previously undocumented because it was an intercompany loan to a then wholly-owned subsidiary. The loan is for R0.9 million. It is the intention of the parties to amend the terms of this loan. It is expected that the loan will bear interest at the prime rate of The Standard Bank of South Africa on overdraft and the interest will be repayable in equal monthly payments over the period of the loan.

Memorandum of Loan Agreement No. 2 between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

        This agreement documents a previously undocumented loan which we made to CGR. This loan was previously undocumented because it was an intercompany loan to a then wholly-owned subsidiary. The loan is for R37.7 million. It is the intention of the parties to amend the terms of this loan. It is expected that the loan will bear interest at the prime rate of The Standard Bank of South Africa on overdraft and the interest will be repayable in equal monthly payments over the period of the loan.

Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

        This agreement documents three previously interest free loans from Crown to CGR totaling R190 million ($18 million). This loan was previously undocumented because it was an intercompany loan to a then wholly-owned subsidiary. The terms of these loans were amended by the shareholders' agreement we entered into with Crown, CGR, KBH and IDC. Under the terms of the share purchase agreement which we entered into with Crown, KBH and IDC, 57% of the principal amount of these loans was sold to IDC and 3% was sold to KBH. However, upon KBH exercising its option to purchase IDC's interest in CGR, IDC's portion of this loan was ceded to KBH. It is the intention of the parties to amend the terms of this loan. It is expected that the loan will bear interest at the prime rate of The Standard Bank of South Africa on overdraft and the interest will be repayable in equal monthly payments over the period of the loan.

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

TAXATION

Material Income Tax Consequences

        This is a discussion of the material income tax considerations under South African and United States tax law. No representation with respect to the consequences to any particular purchaser of our securities is made hereby. Prospective purchasers are urged to consult their own tax advisers with respect to their particular circumstances and the effect of national, state or local tax laws to which they may be subject.

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

        Under the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, the maximum U.S. federal income tax rate on dividends paid to individuals through 2008 is reduced to 15%. This reduced rate generally would apply to dividends paid by us if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the U.S. or (ii) our ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the U.S. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading "Passive Foreign Investment Company." U.S. holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADSs.

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

Disposition of Ordinary Shares or ADSs

        Upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or ADSs. Subject to the application of the "passive foreign investment company" rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year. The deductablility of capital losses is subject to limitations. Gain or loss recognized by a U.S. holder on the taxable disposition of ordinary shares or ADSs generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes.

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

Information Reporting and Backup Withholding

        Payments made in the United States or through certain U.S.-related financial intermediaries of dividends or the proceeds of the sale or other disposition of our ordinary shares or ADSs may be subject to information reporting and U.S. federal backup withholding if the recipient of such payment is not an "exempt recipient" and fails to supply certain identifying information, such as an accurate taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. The backup withholding tax rate is currently 28%. For payments made after 2010, the backup withholding rate will be increased to 31%. Payments made with respect to our ordinary shares or ADSs to a U.S. holder must be reported to the Internal Revenue Service, unless the U.S. holder is an exempt recipient or establishes an exemption. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is refundable or allowable as a credit against the holder's U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

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

        Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas shares, it was not possible for the Company to distinguish the Rawas shares from all of the other issued ordinary shares and so their identity had been lost. The meant that none of the Rawas shares, and their holders at the time, could be identified and therefore none of the Rawas shares could be removed from the Company's members' registry. The Rawas shares, therefore, were effectively in issue with no possibility of removing them from the members' registry.

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

  2.1 Use of estimates

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

  2.8 Development costs

        Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to expand the capacity of operating mines. Production costs are expensed.

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

        Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which that the cost relates. Amortization is calculated on a mine-by-mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, the Company estimates the amortization rate based on actual production over total proven and probable reserves of the particular mine. This rate is then applied to actual costs incurred to arrive at the amortization expense for the period. Proven and probable reserves of a particular mine reflect estimated quantities of economically recoverable reserves that can be recovered in the future from known mineral deposits that are presently accessible. Mine development costs are amortized over the incremental reserves accessed.

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

        If an impairment exists on this basis, a reduction in the carrying value of the long-term asset is recorded to the extent the carrying value exceeds the estimate of future discounted cash flows calculated on mine-by-mine basis. Estimates of future cash flows include estimates of future gold prices and foreign exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group's mining assets.

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

        During 1999, the Company allotted and issued 8,282,056 ordinary shares at a market value of $12.4 million pursuant to the Rawas transaction ("Rawas Shares"). The Rawas Shares were issued to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Rio Tinto Rawas Holdings Ltd, Continental Goldfields Ltd, Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia Pty Ltd, all of which were creditors of Laverton or its subsidiaries, in anticipation of receiving shares of and claims against the companies in the Rawas Group and the rights to the Rawas mine. The allocation of the Rawas Shares was based on each creditor's relative exposure. No proper valuation proceedings were conducted prior to the issuance.

        In May 2000, the Company's board became aware of certain irregular transactions in its offshore companies, that were initiated from its offices in Perth, Australia. A special committee was appointed by the board to investigate these transactions.

        According to the evidence gathered during the course of the investigation, the Company's board determined that, faced with pressure from its creditors, Laverton arranged the issue by the Company of its ordinary shares to creditors as consideration for assets of no value for the benefit of Laverton and its creditors and not for the Company. In addition, in order to avoid the requirement of a special resolution under Section 82 of the South African Companies Act, the Company had issued the Rawas Shares at an inflated issue price unrelated to the true value of the consideration. As the special resolution was not obtained, the allotment and issue of ordinary shares for the Rawas transaction was unlawful and invalid. Upon discovery by the board of the unlawful transactions, the board decided to recind the Heads of Agreement and the Memorandum of Understanding during fiscal 2001. At that time, the Company had received ownership of the claims against, but not the shares of, the companies in the Rawas Group. As a result of this recision, the shares of the Rawas Group were never delivered to the Company.

        Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas Shares, it was not possible to distinguish the Rawas Shares from all the other issued ordinary shares of the Company, and so their identity had been lost. This meant that none of the Rawas Shares, and their holders at the time, could be identified and therefore none of the Rawas Shares could be removed from our members' register. The Rawas Shares, therefore were effectively in issue with no possibility of removing them from the members' register.

        The shareholders were then asked to pass a special resolution in terms of Section 82 of the South African Companies Act to apply to the High Court of South Africa to validate these Rawas Shares. The High Court validated these shares during July 2002.

        The Rawas Shares have been included in the annual financial statements and the $12.4 million value of the shares was credited to stated capital although the issue of shares was still to be validated by the Court. The attributed $12.4 million value of the shares was written off on the income statement during fiscal 2000 as the recovery of this amount was uncertain. Additionally, all costs associated with this aborted acquisition, including loans made by the Company to members of the Rawas Group for working capital purposes, were written off in fiscal 2001. See Note 7. The Company has not instituted any actions against the recipients of the Rawas Shares as each of these entities had ceded to the Company their claims against the companies in the Rawas Group in exchange for their portion of the Rawas Shares. However, the Company does intend to pursue legal action in South Africa and Australia to recover damages from those participants in the transaction reponsible for the losses incurred by the Company as a result of the non-delivery of the shares of the companies in the Rawas Group.

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

        During 1999, the Company allotted and issued 8,282,056 ordinary shares at the market value of $12.4 million pursuant to the Rawas transaction ("Rawas Shares"). The Rawas Shares were issued to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Continental Goldfields Ltd, Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia Pty Ltd, all of which were creditors of Laverton or its subsidiaries, in anticipation of receiving shares of and claims against the companies in the Rawas Group and the rights to the Rawas mine. The allocation of the Rawas Shares was based on each creditor's relative exposure. No proper valuation proceedings were conducted prior to the issuance.

        In May 2000, the Company's board became aware of certain irregular transactions in its offshore companies, that were initiated from its offices in Perth, Australia. A special committee was appointed by the board to investigate these transactions.

        According to the evidence gathered during the course of the investigation, the Company's board determined that, faced with pressure from its creditors, Laverton arranged the issue by the Company of its ordinary shares to creditors as consideration for assets of no value, for the benefit of Laverton and its creditors and not for the Company. In addition, in order to avoid the requirement of a special resolution under Section 82 of the South African Companies Act, the Company had issued the Rawas Shares at an inflated issue price unrelated to the true value of the consideration. As the special resolution was not obtained, the allotment and issue of ordinary shares for the Rawas transaction was unlawful and invalid. Upon discovery by the board of the unlawful transactions, the board decided to recind the Heads of Agreement and the Memorandum of Understanding during fiscal 2001. At that time, the Company had received ownership of the claims against, but not the shares of, the companies in the Rawas Group. As a result of this recision the shares of the Rawas Group were never delivered to the Company.

        Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas Shares, it was not possible to distinguish the Rawas Shares from all the other issued ordinary shares of the Company, and so their identity had been lost. This meant that none of the Rawas Shares, and their holders at the time, could be identified and therefore none of the Rawas Shares could be removed from our members' register. The Rawas Shares, therefore were effectively in issue with no possibility of removing them from the members' register.

        The shareholders were then asked to pass a special resolution in terms of Section 82 of the South African Companies Act to apply to the High Court of South Africa to validate these Rawas Shares. The High Court validated these shares during July 2002.

        The Rawas Shares have been included in the annual financial statements and the $12.4 million value of the shares was credited to stated capital although the issue of shares was still to be validated by the Court. The attributed $12.4 million value of the shares was written off on the income statement as aborted acquisition costs during fiscal 2000 as the recovery of this amount was uncertain. Additionally, all costs associated with this aborted acquisition, including loans made by the Company to members of the Rawas Group for working capital purposes, were written of in fiscal 2001. See Note 7.

        The Company has not instituted any actions against the recipients of the Rawas Shares as each of these entities had ceded to the Company their claims against the companies in the Rawas Group in exchange for their portion of the Rawas Shares. However, the Company does intend to pursue legal action in South Africa and Australia to recover damages from those participants in the transaction reponsible for the losses incurred by the Company as a result of the non-delivery of the shares of the companies in the Rawas Group.

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

  •
  The unauthorized payment on December 22, 1999, by the Company's wholly- owned subsidiary, DRD Australasia Aps, or DRD Australasia, of a A$5.9 million ($3.6 million) facilitation fee to Noble Investments (Pty) Limited, or Nobel, in connection with the purchase of 11,150,000 shares of Continental Goldfields Limited, or Continental, a publicly traded company in Australia.

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

  •
  The payment of the facilitation fee resulted in DRD Australasia paying A$0.60 per share for the Continental shares at a time when Continental shares traded at a market price of A$.10 per share.

    The investigation carried out under the supervision of the Special Committee has subsequently revealed that the Company was substituted as the purchaser of the Continental shares. The original purchaser was JCI Limited or JCI, a South African listed company. Facts discovered during the course of the investigation indicate that the Company was used to relieve JCI and its related companies from their contractual obligations to Noble and its group companies. Mr. R.A.R. Kebble was at the time of the transaction the Company's executive chairman. He was also a director and shareholder of JCI and JCI Gold Limited. At June 30, 2000, Continental owned shares in JCI which constituted approximately 75% of its total assets.

    Although the Company has entered into an agreement to acquire the Continental shares and is fully entitled to take ownership of these shares at any time, the Company has elected not to do so at this point to avoid being deemed to have validated the transaction and thus jeopardize the outcome of the pending legal proceedings.

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

    The Company has recovered all but $0.9 million of this loan from Notable. The Company wrote off $1.9 million as bad debt in fiscal 2000 and the remainder was written off as bad debt in fiscal 2002.

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

    All of these amounts were recorded as receivables in fiscal 2000 and also provided for as doubtful debts as the recovery process had not yet commenced.

  •
  The unauthorized investment of $0.1 million during 1999 in an unlisted Australian company, Nextsurance (Pty) Limited or Nextsurance. None of the Company's officers or directors were known to have an interest in or be a director of this company.

    Upon discovery of this investment by the Special Committee, the Company's Board of Directors decided that the amounts involved be recorded as a receivable in the 2000 fiscal year as the Company intended recovering the amount. Because at that stage the Company had not yet commenced the recovery process, the amount involved was provided as a doubtful debt in the 2000 fiscal year.

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

8.    INVENTORIES

	June 30, 2002 $'000	June 30, 2001 $'000
Gold-in-process	2,498	2,856
Supplies	5,859	6,557

	8,357	9,413

9. MINING ASSETS

	June 30, 2002 $'000	June 30, 2001 $'000
Mining properties, mine development costs and mine plant facilities and equipment
Cost	182,700	223,323
Opening cost	223,323	273,993
Additions	8,188	6,316
Disposals	(1,331)	(5,879)
Foreign exchange movement	(47,480)	(51,107)
Accumulated depreciation	(110,516)	(120,019)
Opening cost	(120,019)	(132,751)
Impairment	(2,167)	(2,752)
Depreciation	(13,933)	(15,188)
Foreign exchange movement	25,603	30,672
Net book value	72,184	103,304
Mineral rights
Cost	5,304	6,903
Opening cost	6,903	8,174
Foreign exchange movement	(1,599)	(1,271)
Accumulated amortization	(1,061)	(646)
Opening accumulated amortization	(646)	(561)
Amortization	(1,084)	(204)
Foreign exchange movement	669	119
Net book value	4,243	6,257

Net book value	76,427	109,561

	As of June 30, 2002
	$'000	$'000
Intangible Assets Subject to Amortization:
Amortization expense
For the year ended June 30, 2002	—	1,084
Estimated amortization expense
For the year ended June 30, 2003	—	1,414
For the year ended June 30, 2004	—	1,414
For the year ended June 30, 2005	—	1,415

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

14. PROVISION FOR ENVIRONMENTAL REHABILITATION

        While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the total future costs for the mines, in current monetary terms, will be $19.2 million (2001: $24.0 million). The costs associated with sealing off all potential water ingress points at the Durban Deep and West Wits Sections have been included in the provisions for environmental rehabilitation. The estimates are prepared on an annual basis by the Company's Environmental Manager in terms of the rehabilitation plan. The total calculated liability, based on units of production to date, for rehabilitation at June 30 is $17.9 million (2001: $22.6 million).

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

  Environmental

        In past years, the Company received financial assistance in the form of pumping subsidies from the South African Government for the removal of extraneous water from its underground mine workings. The South African government withdrew this assistance effective April 1, 1998. The Company expects that progressive flooding at its Durban Deep and West Wits Sections will eventually cause the discharge of polluted water to the surface and to local water sources. However, at this time, water has not begun to flood to the surface at these Sections. The Company has ceased operations at these Sections.

        The Durban Deep Section is located within the geographical area known as the central basin which stretches from the Durban Deep Section in the west to ERPM in the east. ERPM currently has an active pumping program in place and also a program to seal all points of water ingress which are not currently in use. This program has been substantially completed. Most of the mining and pumping in this geographical area has ceased. As a result, the entire basin is experiencing flooding. The Company has developed a program, in close collaboration with the Department of Minerals and Energy, to progressively seal off all potential ingress points at the Durban Deep Section and this program is substantially underway. The Company anticipates that this program will be completed by May 2005. The Company estimates that if ERPM were to cease pumping entirely, water would begin to flood to the surface in the Central Basin within seven years which would have an immediate impact on the surrounding areas.

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

        The sealing of all potential ingress points at these operations will be a permanent measure. All plugs used have been approved by the Department of Minerals and Energy which also performs periodic inspections during the sealing phase to monitor progress. However, despite these sealing programs, naturally occurring water conduits and other geological features which are not mine related and may not be located on mine property will allow surface water, especially storm runoff, to reach underground aquifers. This will eventually cause water levels to rise and allow polluted water to discharge to the surface.

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

        The Company has not conducted an assessment of the full scope of such potential environmental damage. This is because the impact of the Company's discharge cannot be addressed without addressing the impact from the discharge of other neighboring mining operations. These include operations owned by Harmony Gold Mining Company Limited, AngloGold Limited and Gold Fields Limited. The Far West Rand Dolomitic Water Association, of which all mining operations in the area are members, has undertaken two studies. One study addresses the methodologies proposed for filling in sinkholes and subsidences and was completed in January 2003. The second study, will address the impact of the flooding on the dolomitic aquifers when mining in the area ceases. This study has been commissioned and is being planned by Dr. Frank Winde and is scheduled to be completed by the end of 2003.

        In addition to purifying the water for its own use, the Company repairs all sinkholes, in accordance industry and government standards, as they form on its property. Sinkholes which form outside of the Company's property are repaired by the Far West Rand Dolomitic Water Association. Surface rehabilitation is also currently underway.

        The Tolukuma Section in Papua New Guinea also has site specific environmental risks associated with its operations. Tailings are routinely discharged into the Auga/Angabanga river system. The discharging of tailings into riverine and marine systems in Papua New Guinea is an acceptable practice due to the seismic instability of the area and the dangers this poses for the stability of conventional tailings dams. Due to the fact that ore mined at the Tolukuma Section, and the surrounding land in general, is high in mercury, the potential does exist that levels of mercury discharged into the river system might expose the Company to criminal liability under Papua New Guinea legislation. As a result of an internal study of the Tolukuma Section in 2000 and in order to ensure that mercury discharges remain within allowable limits the following program is being followed:

  •
  daily monitoring of mercury levels at the tailings discharge point and approximately 1500 feet downstream (grab sampling);

  •
  monthly monitoring of mercury and other heavy metals at government mandated water quality inspection points;

  •
  biennial monitoring of stream sediments;

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

        Through visits with local communities by mine staff members, the Company has become informed that communities located downstream from the Tolukuma Section do not generally use water from the Auga/Angabanga river system for consumption as these communities rely on water from creeks, tributaries and strategically placed wells, many of which the Company has provided, and the Company is not aware of any adverse health effects on communities associated with the Tolukuma Section.

        Furthermore, the Company is not aware of any scientific or engineering report that states that the level of mercury discharges from the Tolukuma Section into the Auga/Angabanga river system is harmful to human life. In November 2002, Oxfam Community Aid Abroad released their "Mining Ombudsman Annual Report 2001-2002" which we believe made inaccurate and unsubstantiated references to mercury output and other findings contained in an internally prepared study on the Tolukuma Section done in 2000. This study was not conclusive on the mercury output at the Tolukuma Section and the results of this study were not scientifically tested. As discussed above, we increased our environmental management systems in response to this study.

        Two water quality and geochemical investigations were conducted by an independent consultant in July 2000 and June 2002. These investigations concluded that there was little difference between mercury concentrations in mining sediment from the Tolukuma Section being dumped into the Auga/Angabanga river system and the naturally occurring sediments in the area. Although mercury is detectable in the mining derived sediments immediately adjacent to the discharge point, these levels are immediately diluted to levels below detectable limits upon mixing with the Alabule River. This area consists of steep gorges and fast, turbid currents. The result is a high dilution of mining sediments and, therefore, a negligible impact on the lower Angabanga floodplain and oxbow lakes which are located downstream from the Tolukuma Section. An additional study took place during June of 2003, the results of which are still pending.

        Additionally, a comprehensive monitoring program has been undertaken in accordance with the Company's approved Environmental Management and Monitoring Program which addresses water quality, population dietary surveys and aquatic fauna and metals-in-tissue surveys. These surveys will be conducted during July and September of 2003. During March 2003, an environmental audit was concluded at the Tolukuma Section which found the operations to be in substantial compliance with applicable Papua New Guinea legislation, the Company's environmental plan and the Enviromental Management and Monitoring Program. Therefore, the Company is unable to provide an assessment of its exposure to loss.

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

        The Company fully supports the notion that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. The Company has made progress in adjusting the ownership structure of its South Africa mining assets and the composition of its management consistent with the Charter's spirit. The Company believes that is well placed to meet the Charter's targets in accordance with the scorecard. However, at this point the Company is unable to set out a definative timeline of when it will comply with its objectiones before the expiration of the 10 year time limit as the legislation was only recently passed. It is also not possible for the Company to identify any permits, rights or investments which it may lose for any non compliance. The provisions of the Charter apply to each mining company individually. Accordingly, it is not possible for the Company to meet its obligations by disposing of its less profitable operations which would undermine the objectives of the Charter. As transactions to comply with the Charter are to be at fair market value, the Company does not anticipate incurring any loss in fulfilling it obligations provided that it is able to identify suitable partners that are able to acquire adequate funding.

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
Date: July 23, 2003

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

Date: July 23, 2003

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

Date: July 23, 2003

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