Form 20-F/A
period 2002-06-30
DURBAN ROODEPOORT DEEP LTD
filed 2003-09-10
CIK 1023512

QuickLinks -- Click here to rapidly navigate through this document
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 Form 20-F/A (Amendment No. 3)

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

        For the convenience of the reader, certain information in this Annual Report presented in Rand or Australian Dollars has been translated into Dollars. Unless otherwise stated, the conversion rates for currency translations for the 2002 fiscal year are R10.37 per $1.00 and A$1.77 per $1.00, which reflect the noon buying rate in New York City at June 30, 2002. For income statement amounts, the average conversion rate for Rand during the 2002 fiscal year of R10.15 per $1.00 is used. The exchange rate at June 30, 2003 was R7.47 to $1.00. The rates used for currency translations for transactions occurring during the 2001 and 2000 fiscal years are the respective year end exchange rates for balance sheet amounts and the average exchange rate for that year for income statement amounts. By including convenience currency translations in this Annual Report, we are not representing that the Rand or Australian Dollar amounts actually represent amounts shown in Dollars or that these amounts could be converted at the rates indicated into Dollars.

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

	Year ended June 30,
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

  •
  interest rates.

        The following table shows the average, high and low London Bullion market price of gold in dollars during the last three fiscal years:

	Year ended June 30,
	2003	2002	2001
Average	$334	$296	$269
High	382	327	291
Low	302	265	260

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

        The Rand has experienced significant depreciation against the Dollar in recent years and continued to weaken against the Dollar throughout calendar 2001, with the Rand depreciating by approximately 58.6%. The long-term trend of depreciation of the Rand against the Dollar may not continue. If the depreciation trend for the Rand reverses, this change could increase our costs and reduce our revenues and profitability. During calendar 2002, the Rand appreciated by approximately 29% against the Dollar which has increased our costs and reduced our revenues and profitability. During the first six months of calendar 2003, the Rand increased by approximately 13.1% against the Dollar.

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

        Gold production at our Harties, Buffels and Blyvoor operations together accounted for approximately 77% of our total gold production in fiscal 2002 and 78% in fiscal 2001. These mines are regarded as older, higher cost, lower-grade gold producers. Our ability to identify ore reserves that can be mined economically and to maintain sufficient controls on production and other costs will have a material influence on the future viability of these mines. On July 21, 2003, we entered into a sixty day review period on the North West Operations designed to restore that section to profitability and on August 25, 2003, we announced our plan to avoid closure of the North West Operations. This plan includes a reduction in gold output, closure of portions of the infrastructure and a possible reduction of the workforce. Although we cannot predict the form in which this plan will ultimately be implemented, these actions would force us to incur significant retrenchment expenses and would adversely affect our cash flows and results of operations.

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

        The implementation of the Act may result in significant adjustments to our property ownership structure, which could have a material adverse effect on our financial condition and results of operation.

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

        Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign reserves have been relatively low. In the late 1980s and early 1990s, inflation in South Africa reached record highs. This increase in inflation resulted in considerable year on year increases in operational costs. In recent years, the inflation rate has decreased and as of June 2003 the inflation rate stood at 6.7%. A return to significant inflation in South Africa, without a concurrent devaluation of the Rand or an increase in the price of gold, could result in an increase in our costs which could reduce our profitability.

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

        On March 13, 2003, Maryna Eloff, our group secretary, resigned. In her resignation letter, Ms. Eloff alleged that she had been constructively dismissed because we had allegedly engaged in unlawful investigations into her personal affairs and violated her rights to privacy as well as her constitutional rights. Ms. Eloff also made allegations of insider trading on the part of our executive management and certain of our non-executive directors. Ms. Eloff's letter was released to the media before being delivered to us and her resignation generated an amount of publicity.

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

        On June 20, 2003, Jacob Hendrik Dissel, resigned his position as a director for personal reasons, effective on June 30, 2003. As of that date, he became General Manager—Group Finance. Mr. Dissel also serves as our acting group secretary.

        Due to the recent decline in gold price in Rand terms, on July 21, 2003, we entered into a sixty day review period on the North West Operations which will encompass all measures necessary to return the North West Operations to profitability. On August 25, 2003, we announced our plan to avoid closure of the North West Operations. This plan includes a reduction in gold output, closure of portions of the infrastructure and a possible reduction of the workforce. We have invited input from organized labor interests and other parties and will continue to assess and develop this plan in response to their input.

        Effective August 18, 2003, we are now included as a member of the Philadelphia Gold and Silver Index. This is a capitalization weighted index comprised of the leading publicly traded companies involved in the mining of silver and gold.

        On August 14, 2003, we entered into an option agreement with Investec Bank (Mauritius) Limited or Investec, granting Investec the option to acquire 18 million of our ordinary shares. The strike price per share of the option is 95% of the trade-weighted average price of our ADR's for the 30 days prior to exercise. The option expires on October 3, 2003.

        On September 5, 2003 the terms of the option were amended to increase the number of shares from 18 million to 27 million. This amount represents approximately 14.65% of our total issued and outstanding ordinary shares as of June 30, 2003. On September 8, 2003, we announced that Investec exercised the option in respect of 18 million ordinary shares at a price of $2.3967 per ordinary share for a total consideration of approximately $43 million.

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

Marketing

        All gold produced by our South African operations is sold by the Rand Refinery Ltd, after refining under an agreement signed by us in October 2001. At our various operations the gold bars which are produced consist of approximately 85% gold, 7-8% silver and the balance copper and other common elements. The gold bars are sent to the Rand Refinery Ltd for assaying and final refining where the gold is purified to 99.9% purity and cast into troy ounce bars of varying weights. Rand Refinery Ltd then sells the gold on our behalf, on the same day as delivery, for the London afternoon fixed price on the day the gold is sold with the proceeds remitted to us in Rand within two days. In exchange for this service, we pay Rand Refinery Ltd a variable refining fee plus fixed marketing, loan and administration fees. We currently own 10.6% of Rand Refinery Ltd (which is jointly owned by South African mining companies) and Mr. Ian Murray, one of our executive directors, is also a director of Rand Refinery Ltd. Mr. Jacob Dissel, our General Manager—Group Finance, is an alternate director of Rand Refinery Ltd.

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

        Our attributable proven and probable reserves as of June 30, 2002 and June 30, 2001 are set forth in the table below. The reserve figures as of June 30, 2002 were based on the then prevailing gold price of $320 per ounce (R102,882 per kilogram) and the then prevailing exchange rate of R10 to $1.00. The reserve figures as of June 30, 2001 were based on the then prevailing gold price of $270 per ounce (R68,143 per kilogram) and the then prevailing exchange rate of R7.85 to $1.00. This 51% increase in the Rand per kilogram gold price resulted in a 13% increase in our total proven and probable reserves, indicating the sensitivity of our reserves to the Rand gold price. At June 30, 2003, the Rand gold price per kilogram was R83,097.

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

        The following table shows the average drill/sample spacing (rounded to the nearest foot) for each category of reserves at our mines:

Mine	Proven Reserves	Probable Reserves
Harties Section	20 ft. by 27 ft.	246 ft. by 787 ft.
Buffels Section	20 ft. by 39 ft.	131 ft. by 164 ft.
Blyvoor Section	16 ft. by 24 ft.	98 ft. by 492 ft.
Crown Section	328 ft. by 328 ft.	328 ft. by 328 ft.
Tolukuma Section	7 ft. intervals	7 ft. intervals

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

        The implementation of the Act may result in significant adjustments to our property ownership structure, which could have a material adverse effect on our financial condition and results of operations.

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

  •
  promotion of beneficiation.

        The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years. It contemplates that this will be achieved by, among other methods, disposals of assets by mining companies to historically disadvantaged persons on a willing seller—willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the government in February 2003. Failure to comply with the requirements of the Charter could result in the suspension or cancellation of one or more of our licenses or cause us to be subject to fines. The severity of these potential consequences has yet to be determined as the Charter was only recently published and the South African government has not yet finalized the score card.

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

        Finally, and in order to assess potential impacts on aquatic fauna, we commenced an aquatic fauna and metals in tissue survey in December 2002. Due to recent heavy rainfall in the area resulting in bad road conditions, we anticipate completing this survey before the end of September 2003.

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

        In connection with CGR's acquisition of ERPM, we entered into a loan and pledge agreement during October 2002. Under this agreement we agreed to lend and advance ERPM a working capital facility of R10 million ($0.9 million). The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft. As of June 30, 2003 the interest rate on the loan stood at 15.5%. The largest amount outstanding on the loan to date is $1.5 million. CGR's acquisition of ERPM has been approved by the South African competition authorities.

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

        Once the seismic survey results are known, this data is used to assist in positioning the exploration boreholes that are needed to sample and measure the amount of gold in the reefs. Approximately thirty-five boreholes will be drilled to evaluate gold deposits at the Argonaut Project. The drilling of the boreholes will start approximately one year after the three dimensional seismic survey has commenced and will continue for an additional two years. If the results of the three dimensional seismic survey and drilling are encouraging, a detailed feasibility study will be conducted. Once this is complete, the design of the gold mine and underground workings can commence. This will require an additional two years. We have filed an application for a prospecting permit and this application is still pending.

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

  •
  Australia—Daylesford

        Our license in Daylesford, which is a prospecting area in Victoria, Australia, was renewed in July 2003 for a period of two years. Progress to date includes data acquisition and interpretation. Previous drilling by Range River Gold NL, does not appear to effectively test a structurally favorable zone below the Ajax workings, which is a mining area, since the area has not been tested by drilling beyond relatively shallow depths. Testing of drill samples indicates 85% of gold is located at a depth of less than 345 feet. The quartz reef mineralization appears to have strike lengths of less than 492 feet with widths of approximately 9 to 50 feet and multiple reefs were exploited representing structural repetition at depth.

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

        This structured internal audit process is now being further applied to serve as basis for the Environmental Management Program, or EMP, performance assessment and monitoring reports, compliant with Regulations 5.17 and 5.18 of the Minerals Act, which we have scheduled to submit to the Department of Minerals and Energy, or the Department, in September 2003.

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

  North West Operations

        Activities in these sections include underground mining and the reclamation of surface dump material. Prospecting aimed at examining the viability of open-pit mining in the Townlands area and the mining of a number of residue deposits is currently underway. Due to its proximity to the Vaal River and the potential of pollution from seepage and run-off of water, a program has been initiated to increase the water retention capacity of the paddocks at the Buffelsfontein Tailings Complex and return water dams and to install a "draw off" system which will allow for return water to be re-circulated to the multigold plant, thus minimizing potential water pollution and utilizing polluted water more fully. A program has also been initiated to progressively vegetate the Buffelsfontein tailings dam slopes, aiming at self-sustainability within the next six years. A similar program is already well advanced at the Hartebeestfontein complex. Additionally, a comprehensive water balance program is currently being prepared and is scheduled for completion by the end of September 2003. We believe this water balance model will, when completed and implemented, benefit the whole area, as it is anticipated that it will reduce dependence on the Midvaal potable water reticulation system. This will reduce pressure on this scarce national resource in the North West Province.

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

        A final site rehabilitation plan has not yet been prepared. We anticipate that this plan will be completed and submitted to the DEC by the end of 2003.

        With the exception of the requirement that a mine should "effect rehabilitation progressively rather than at the end of life of mine", the Tolukuma Section is currently in substantial compliance with industry code of practice. Concurrent rehabilitation of "mined-out" areas ceased in 2000. This was identified and is addressed in our Environmental Audit Report of August 2002. In accordance with this report, a systematic rehabilitation and vegetation program will be integrated into the decommissioning and closure program. This program is currently being drafted and is expected to be completed for implementation by the end of 2003. The impact of the cessation of rehabilitation, and in particular vegetation, has not been significant. Due to the high rainfall in the area, abundant surrounding vegetation and species diversity is very evident. However, this process will be enhanced further through active vegetation and monitoring and maintenance to ensure sustainability.

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

        By the end of June 2002, the Special Committee had uncovered a number of irregular or questionable transactions occurring during fiscal 2000 and 2001, including transactions with parties related to us. These transactions included:

  •
  The invalid issuance during the months of July and October of 1999 of 8,282,056 ordinary shares in connection with the Rawas acquisition.

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

  •
  The unauthorized advancements in fiscal 2000 totalling of $1.85 million by DRD Australasia acting on the direction of Mr. Mostert, in connection with the purported acquisition of a bauxite mine in Venezuela. DRD Australasia purportedly entered into a letter agreement with Bauxite Investments, or Bauxite, a company registered in Mauritius, to purchase the outstanding shares of Delta Minerals Corporation, or Delta, a company registered in Bermuda and the owner of the bauxite mine in Venezuela. The purchase consideration for the mine was $25 million. DRD Australasia had an obligation to pay Bauxite a non-refundable deposit of $1.65 million. This amount was paid by DRD Australasia into a bank account nominated by Mr. Main, the representative of Bauxite.

    The Special Committee discovered that Mr. Mostert instructed Mr. Main on the same day to pay the $1.65 million received earlier by Mr. Main, into the bank accounts of certain of our officers, namely Messrs R. A. R. Kebble ($298,617), M. Prinsloo ($197,264), V. Hoops ($117,583), C. Mostert ($542,464) and I. Murray ($65,667). The rest was paid into the bank accounts of certain individuals who were not our employees, namely Mr. J. Stratton ($270,653) and Mr. Main ($157,752).

    The amounts paid to the officers were paid to cover the shortfall in the payments due to each of these officers under their respective restraint of trade agreements. The affected officers, other than Mr. Mostert, advised the Special Committee that they were not aware that the source of their payments was an amount which DRD Australasia paid as a non- refundable deposit for the acquisition of the bauxite mine. The Special Committee accepted their explanation. However, the Board of Directors decided that, based on the poor performance of the investments for which the officers were being compensated, these officers, excluding Mr. Mostert, should repay 50% of the success fees which they had received in connection with our acquisition of Dome. All the individuals concerned have accepted this mandate and have made the relevant payments.

    In addition, we have also recovered a portion of payments made to Mr. Mostert and Mr. Main. Recovery actions are pending against Mr. J. Stratton to recover his portion of the payments and an additional unauthorized payment of $0.2 million which was subsequently made on his behalf by DRD Australasia, through Mr. Mostert, for tax Bauxite transaction. The recoveries from our officers and Messrs. Mostert and Main total $1.268 million.

    All of these amounts were recorded as receivables in fiscal 2000 and also provided for as doubtful debts as the recovery process had not yet commenced. No remaining dispute exists between us and Bauxite or Delta.

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

        The total amount of all of these irregular or questionable transactions (excluding the Rawas transaction) was $9.4 million. Settlement agreements have been reached with several of these parties and we have succeeded in recovering $4.2 million. The remainder has been written off as bad debt or been provided for as doubtful debt in our financial statements during fiscal 2001 and 2002. The recovered funds will be reflected in our financial accounts on an as and when received basis and no recovery has been taken into account in this fiscal year.

        The attributed $12.4 million value of the shares issued in connection with the Rawas transaction was written off on the income statement as aborted acquisition costs in fiscal 2000 as the recovery of this amount was uncertain. Additionally, all costs of this aborted acquisition, including loans made by us to members of the Rawas Group, amounting to $2.9 million, were written off in fiscal 2001. No amounts have been recovered on these transactions.

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

  Invalid Issuance of Ordinary Shares in Connection with Rawas Acquisition

        During the months of July and October of 1999, we issued and allotted a total of 8,282,056 ordinary shares to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Rio Tinto Rawas Holdings Ltd, Continental Goldfields Ltd, Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia Pty Ltd., all of which were creditors of Laverton or its subsidiaries. At the time, our then executive chairman, Mr. R.A.R. Kebble, was a director of Laverton and JCI Gold Limited. These ordinary shares were ostensibly issued pursuant to the planned acquisition of Rawas, a gold mine located in Indonesia, in consideration for, or in anticipation of receiving, shares in and claims against various companies with ownership interests in Rawas and its mining right. Evidence has come to light revealing that the ordinary shares were issued without our legal authority and suggesting that this occurred as a result of a transaction entered into for the benefit of certain third parties. However, because of subsequent trades, splits and consolidations, it was no longer possible to distinguish the affected shares from all of the other ordinary shares resulting in their identity being lost. This means that it was no longer possible to identify the invalidly issued shares or their holders. Accordingly, it was not possible to remove these invalidy issued shares from our members' register. Under the South African Companies Act, 1973 (as amended), the High Court of South Africa is permitted to validate an invalid share issuance. During a shareholders' meeting in 2002, our shareholders, by special resolution, resolved to ratify the share issuance. We subsequently made an application to the High Court of South Africa to validate the invalid issuance. This application was successful and the High Court validated the issuance in July 2002.

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

        We have not instituted any actions against the recipients of our shares in this transaction as each of these entities had ceded to us their claims against the companies in the Rawas Group in exchange for those shares. However, legal action has begun in South Africa. The defendants are Messrs. R.A.R. Kebble, M. Prinsloo, J. Stratton, H. C. Buitendag and JCI Limited. Our claims against these defendants total R77.2 million and consist of the following:

  •
  R69.6 million for the 7,644,944 ordinary shares issued on July 9, 1999 at a price per share of R9.10; and

  •
  R7.6 million for the 637,062 ordinary shares issued on October 8, 1999 at a price per share of R11.90

        We have also made a claim for A$6.1 million for loans and advances made to and on behalf of PT Barisan Tropical Mining, the entity which operated the Rawas mine, and R0.7 million for costs associated with issuance of the above shares.

        We also intend to pursue legal action in Australia.

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

        The following table sets out the average, high and low London Bullion market price of gold in Dollars during the last four fiscal years.

	Year ended June 30
	2003	2002	2001	2000
Average	$334	296	269	281
High	382	327	291	326
Low	302	265	260	253

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

  Cash Costs

        The following table sets out our total amount of gold produced in ounces, our total cost per ounce of gold and our cash cost per ounce of gold produced at each of our operations for the years ended June 30, 2002 and June 30, 2001:

	Year ended June 30,
	2002		2001
	(oz)	($/oz)	(oz)	($/oz)
North West Operations
Surface Operations	103,686	158	106,902	177
Underground Operations	436,864	233	501,425	242

Weighted average cash cost per ounce		219		231
Total Cost per ounce of gold($)		426		300
Blyvoor Section
Surface Operations	52,854	162	68,255	186
Underground Operations	200,171	190	152,556	250

	Year ended June 30,
	2002		2001
	(oz)	($/oz)	(oz)	($/oz)
Weighted average cash cost per ounce		184		230
Total Cost per ounce of gold($)		327		241
Crown Section	138,665	204	145,029	214
Total Cost per ounce of gold($)		278		238
West Wits Section	23,245	264	25,849	314
Total Cost per ounce of gold($)		355		241
Tolukuma Section	71,955	240	63,593	242
Total Cost per ounce of gold($)		369		316
Total ounces produced	1,027,440		1,063,609
Total production costs ($'000)		218,056		247,098
Weighted average cash cost		212		232
Total Cost per ounce of gold($)		389		363

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

        As of June 30, 2003, $24.5 million of the total projected capital expenditure has been approved by our board.

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

Credit and Loan Facilities

        We do not have any off balance sheet borrowings or financial arrangements. At June 30, 2003 the following borrowing arrangements were in place:

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

        As of June 30, 2003, the interest rate on this loan remained at 9% and the outstanding balance on the loan was $0.7 million.

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

        At June 30, 2003, the interest rate was 14.75% per annum and the outstanding balance on the loan was $0.1 million.

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

        As of June 30, 2003, the interest rate stood at 13% per year, and the outstanding balance on the loan was $0.6 million.

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

  Volvo Finance Lease

        In November 2000, Dome entered into a master finance lease agreement with Volvo Truck Finance Australia (Pty) Ltd, or Volvo, for the lease of two articulated dump trucks to transport ore from the mine to the metallurgical plant. At the termination of the lease, the equipment will be returned to Volvo. The value of the lease is R4 million ($0.4 million). Principal is paid in 35 equal monthly installments. The lease bears interest at a rate of 12% per annum. As of June 30, 2002, the outstanding balance on the lease was $0.1 million

        As of June 30, 2003, the outstanding balance on the lease was $0.03 million.

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

        As of June 30, 2003, the interest rate on this loan was 17% and the outstanding balance on the loan was $1.6 million.

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

  Industrial Development Corporation Loan to Blyvoor

        On July 18, 2002, Blyvoor entered into a loan agreement with IDC for R65 million ($6.3 million) specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor Expansion Project. The loan bears interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. As of June 30, 2003, the interest rate stood at 15.5% per year. The loan is repayable in 48 monthly installments. The loan will be secured by a special notarial bond over the Blyvoor metallurgical plant. At the time the loan was made, the Blyvoor metallurgical plant was encumbered in favor of J.P. Morgan Chase and as a result could not be provided as security. Accordingly, IDC has agreed to temporarily waive the requirement to provide this security in consideration for Blyvoor providing IDC with a written undertaking to register the special notarial bond on or before June 30, 2003 and the provision of the following security (a) Crown pledging its 40% shareholding and ceding, as security, its shareholder loans in CGR to IDC, and (b) Crown and us providing a guarantee to IDC for the obligations of Blyvoor to IDC, such suretyship only to become effective on July 1, 2003 and remain in force until the registration of the special notarial bond. This security has been provided.

        The loan agreement prohibits us from disposing of or further encumbering the assets covered by the special notarial bond and places restrictions over our ability to change the business of Blyvoor.

        As of June, 2003, we have drawn down R42.9 million ($5.7 million) of this loan.

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

        Ian Louis Murray (36) Deputy Chief Executive Officer and Chief Financial Officer. Mr. Murray was appointed Manager Corporate Finance in 1997, alternate director in July 1999, Chief Financial Officer in November 2000 and Deputy Chief Executive Officer in January 2003. Mr. Murray resigned as Chief Financial Officer in January 2003 but re-assumed that position on June 30, 2003 upon the resignation of Mr. J.H. Dissel. Prior to joining us, Mr. Murray was group financial and administration manager of Bioclones (Pty) Limited, a subsidiary of S A Breweries from August 1995 to January 1997. Mr. Murray is also a director of Rand Refinery Ltd.

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

Cumulative Preference Shares

        Randgold owns 5,000,000 (100%) of our cumulative preference shares. Randgold's address is 5 Press Avenue, Selby, Johannesburg, South Africa.

RELATED PARTY TRANSACTIONS

iProp Loan Note

        On June 12, 2002, we entered into a loan agreement with CGR in terms of which an amount of R37.7 million ($3.6 million) is recorded as owing by CGR to us. CGR was an indirect wholly-owned subsidiary of ours. We have sold 60% of our interest in CGR to KBH. This amount was originally owed by CGR to iProp Ltd (previously known as RMP Properties SA Ltd), or iProp, in terms of an secured loan note. In an arrangement in which JCI Gold paid iProp R38 million ($3.7 million) in exchange for an issue by us to JCI Gold of 8,000,000 ordinary shares, the loan note was ceded to us. The loan note has now been cancelled and restated in terms of the loan agreement entered into on June 12, 2002. The largest amount outstanding on this loan to date is R37.7 million ($3.6 million). The loan bears interest at the prime rate of The Standard Bank of South Africa Limited on overdraft plus 25% of that prime rate. As of June 30, 2003, the interest rate on this loan stood at 19.37% per year. The loan is repayable on demand within seven years. Interest is payable annually in arrears. The loan is unsecured. We currently intend to revise the terms of this loan so that it bears interest at the prime rate of The Standard Bank of South Africa Limited on overdraft payable monthly. Principal will be repaid in equal annual installments. This loan had strategic value to us in that it allowed us to reduce the amount of debt owed to outside creditors by CGR.

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

Sale of 60% of Our Interest in Crown Gold Recoveries (Pty) Ltd

        In connection with the sale by us of 60% of our interest in CGR we agreed to lend KBH R5.3 million ($0.5 million) under a loan agreement entered into on June 12, 2002. Prior to this, CGR was an indirect wholly-owned subsidiary of ours. The largest amount outstanding on the loan to date is R5.3 million ($0.5 million). The loan bears interest at the prime rate of The Standard Bank of South Africa Limited on overdraft plus 3%. As of June 30, 2003, the interest rate on this loan stood at 18.5% per year and the outstanding balance was R6.3 million ($0.8 million). The loan is repayable on demand within five years. Interest is payable annually in arrears. The loan was secured by KBH's pledge to us of 49,928,824 shares in ERPM. However, since the acquisition of ERPM by CGR, the loan is no longer secured. We currently intend to revise this loan so that it bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 15% of that rate payable monthly with equal annual capital redemption's. The strategic value of this transaction was that it has enabled us to introduce a black empowerment entity, KBH, which is necessary in terms of the new mining Charter.

        We also entered into two loan agreements with CGR, the first being for R0.9 million ($0.09 million) and the second being for R37.7 million ($3.6 million). The loan is payable on demand within three years and interest is payable annually in arrears. The total amount outstanding as at June 30, 2003 is R1.1 million ($0.2 million).

        The second loan is payable on demand within seven years and interest is payable annually in arrears. The total amount outstanding as at June 30, 2003 is R44 million ($5.9 million).

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

        However, the terms of all of these loans have been orally amended and each of these loans currently bears interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft which as of June 30, 2003, stood at 15%. It is the intention of the parties to amend the terms of the three shareholders' loans. It is expected that the shareholders' loans will continue to bear interest at the prime rate and the interest will be repayable in equal monthly payments over the period of the loans. The conditions in Crown's shareholder loan to CGR, which waive the requirement that CGR maintain an interest cover ratio of 2.5 to 1 will be deleted.

        KBH holds 4,794,889 of our ordinary shares. Also, Dr. Paseka Ncholo is one of our non-executive directors and is also the chairman of KBH.

Acquisition of East Rand Proprietary Mines Ltd

        On October 10, 2002, Daun et Cie AG, Courthiel Holdings (Pty) Ltd, KBH, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Masechaba Palesa Moletsane Ncholo, Michelle Patience Baird, Derek Sean Webbstock, or collectively the Sellers, and CGR, entered into an agreement in terms of which CGR agreed to purchase from the Sellers the entire issued share capital and shareholders' claims of ERPM. Dr. Paseka Ncholo is one of our non-executive directors and we own a 40% interest in CGR. The purchase price for the acquisition of the shares and the claims was R100 million ($9.5 million). CGR has loaned an amount of R60 million ($5.7 million) to the Sellers as an interest free loan, and CGR has received from the Sellers, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the Sellers' claims to CGR. As of June 30, 2003 the outstanding balance of this loan was R11.9 million ($1.6 million). An existing mortgage bond registered by ERPM in favor of Courthiel Holdings (Pty) Ltd securing shareholder loans in the sum of R10 million ($0.9 million) was also ceded to CGR as security on October 11, 2002. The full amount is still owing under the bond.

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

        Additionally, on September 18, 2002, in connection with CGR's acquisition of ERPM, we provided a working capital facility of R10 million ($0.9 million) to ERPM. The loan bears interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft and as of June 30, 2003, the interest rate on the loan stood at 15.5%. The loan is secured by a pledge of certain movable assets of ERPM. This transaction is part of our continued strategy of enhancing our black empowerment status.

Rand Refinery Agreement

        We have entered into an agreement with Rand Refinery Ltd for the refining and sale of all of our gold produced in South Africa. Under the agreement, Rand Refinery Ltd performs the final refining of our gold and casts it into troy ounce bars. Then, Rand Refinery Ltd. sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, we pay Rand Refinery Ltd a variable refining fee plus fixed marketing, loan and administration fees. Mr. Ian Murray, one of our executive directors, is also a director of Rand Refinery Ltd. Also, Mr. Jacob Dissel, our General Manager—Group Finance, is an alternate director of Rand Refinery Ltd. We currently own 10.6% of Rand Refinery Ltd (which is jointly owned by South African mining companies).

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

					Average Daily Trading Volume
	Price Per Ordinary Share R		Price Per ADR $
Year Ended					Ordinary Share
	High	Low	High	Low		ADRs
June 30, 1999	22.50	10.10	3.72	1.56	59,875	286,549
June 30, 2000	14.40	6.70	2.38	0.94	219,120	671,956
June 30, 2001	10.70	4.40	1.40	0.59	141,868	593,520
June 30, 2002	55.00	6.50	5.59	0.79	246,934	2,085,179
June 30, 2003	49.20	15.60	4.72	2.11	245,634	2,809,445
						Average Daily Trading Volume
		Price Per Ordinary Share R		Price Per ADR $
Year Ended						Ordinary Share
	Quarter	High	Low	High	Low		ADRs
June 30, 2001	Q1	8.40	6.30	1.19	0.94	84,560	389,700
	Q2	7.35	4.40	1.06	0.59	129,260	639,416
	Q3	8.60	4.80	1.13	0.66	151,865	606,303
	Q4	10.70	7.30	1.40	0.88	203,547	738,865
June 30, 2002	Q1	11.00	6.50	1.39	0.79	144,134	711,759
	Q2	17.10	9.40	1.45	1.07	150,426	638,327
	Q3	39.00	16.00	3.58	1.36	362,608	2,369,105
	Q4	55.00	37.35	5.59	3.37	335,649	4,531,973
June 30, 2003	Q1	48.00	23.80	4.56	2.31	259,772	3,224,087
	Q2	45.00	25.80	4.54	2.87	279,442	3,067,297
	Q3	38.50	17.00	4.38	2.11	224,280	2,776,048
	Q4	23.75	15.60	2.43	2.18	181,448	2,160,115
					Average Daily Trading Volume
	Price Per Ordinary Share R		Price Per ADR $
Month Ended					Ordinary Share
	High	Low	High	Low		ADRs
March 31, 2003	29.50	17.00	3.69	2.11	237,154	3,270,124
April 30, 2003	21.50	15.60	2.88	2.18	148,787	2,029,544
May 31, 2003	23.75	16.20	2.93	2.26	143,852	2,366,178
June 30, 2003	21.95	18.30	2.83	2.28	251,950	2,084,623
July 31, 2003	20.30	16.80	2.76	2.23	124,233	2,517,804
August 31, 2003	21.00	16.51	2.76	2.28	89,241	3,737,285

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

        On August 14, 2003 we entered into an option agreement with Investec Bank (Mauritius) Limited, or Investec, granting Investec the option to acquire 18 million of our ordinary shares. The strike price per share of the option is 95% of the trade-weighted average price of our ADRs for the 30 days prior to exercise. The option expires on October 3, 2003.

        On September 5, 2003 the terms of the option were amended to increase the number of shares from 18 million to 27 million. This amount represents approximately 14.65% of our total issued and outstanding ordinary shares as of June 30, 2003. On September 8, 2003, we announced that Investec exercised the option in respect of 18 million ordinary shares at a price of $2.3967 per ordinary share for a total consideration of approximately $43 million.

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

United States

Certain United States Federal Income Tax Consequences

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

DIVIDENDS AND PAYING AGENTS

        Not applicable

STATEMENT BY EXPERTS

        Not applicable

DOCUMENTS ON DISPLAY

        You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at Durban Roodepoort Deep, Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Jacob Dissel, General Manager—Group Finance. Tel No. 27-11-381-7800. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

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

ITEM 16.    RESERVED

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable

ITEM 18.    FINANCIAL STATEMENTS

        The following financial statements and related auditor's report are filed as part of this Annual Report.

Page
Report of the independent auditors	F-1
Report of PricewaterhouseCoopers, Inc.	F-2
Statements of consolidated operations for the years ended June 30, 2002, 2001 and 2000.	F-3
Consolidated balance sheets as of June 30, 2002 and 2001.	F-4
Consolidated statements of shareholders' equity for the years ended June 30, 2002, 2001 and 2000.	F-5 to F-7
Consolidated statements of cash flows for the years ended June 30, 2002, 2001 and 2000.	F-8
Notes to the consolidated financial statements.	F-9 to F-58

ITEM 19.    EXHIBITS

        The following exhibits are filed as a part of this Annual Report:

1.1*	Memorandum of Association of Durban Roodepoort Deep, Limited.
1.2††	Articles of Association of Durban Roodepoort Deep, Limited, as amended on November 8, 2002.
1.3*	Excerpts of relevant provisions of the South African Companies Act.
1.4**	Durban Roodepoort Deep (1996) Share Option Scheme as amended.
2.1*	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2††	Indenture between Durban Roodepoort Deep, Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
2.3††	Purchase Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.
2.4††	Registration Rights Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.
2.5††	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.
2.6††	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.
4.1*	Tribute Agreement, dated October 9, 1992 between Durban Roodepoort Deep, Limited and Rand Leases.
4.2*	Service Agreement, dated July 27, 1995, between Durban Roodepoort Deep, Limited and Randgold.
4.3*	Agreement, dated September 28, 1995, among First Wesgold Mining (Proprietary) Limited, Durban Roodepoort Deep, Limited and Rand Leases in respect of purchase of assets of First Wesgold by Rand Leases.
4.4**	Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs—Republic of South Africa to Durban Roodepoort Deep, Limited.
4.5***	Deposit Agreement among Durban Roodepoort Deep, Limited, The Bank of New York as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 11, 1998.
4.6****	Security Agreement, dated November 5, 1998, between The Chase Manhattan Bank, Durban Roodepoort Deep, Limited, Blyvoor, Buffels and West Wits.
4.7****	Loan Agreement, dated June 8, 1999, between Industrial Development Corporation of South Africa Limited, Crown and Durban Roodepoort Deep, Limited.
4.8****	Lender Substitution Deed, dated August 18, 1999, between Durban Roodepoort Deep, Limited, DRD Australasia, NM Rothschild & Sons (Singapore) Limited, NM Rothschild & Sons (Australia) Limited, as agent in its own capacity, and Rothschild Nominees (Pty) Limited.
4.9****	A$10m Facility Agreement, dated September 10, 1999, between Durban Roodepoort Deep, Limited, DRD Australasia and NM Rothschild & Sons (Australia) Limited.
4.10****	Facility Agreement, dated August 9, 1996, between PT Barisan Tropical Mining, Rothschild Australia Limited and the Participants.

4.11****	Deposit Agreement, dated September 30, 1999, between Buffels and BOE Merchant Bank, a division of BOE Bank Limited.
4.12****	Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant Bank, and Buffels.
4.13****	Guarantee and Indemnity Agreement, dated November 17, 1999, between Durban Roodepoort Deep, Limited, Blyvoor, Argonaut Financial Services (Proprietary) Limited, West Wits, Crown and BOE Bank Limited, through its division BOE Merchant Bank.
4.14****	Loan Security Agreement, dated November 17, 1999, between FBCF Equipment Finance (Propietary) Limited and Buffels.
4.15****	Sale of Business Agreement in respect of Harties, dated August 16, 1999, between Avgold Limited, Buffels and Durban Roodepoort Deep, Limited.
4.16****	Form of Restraint Agreement.
4.17****	Sale of Shares Agreement, dated September 29, 1997, between RMP Properties Limited, Randgold, Crown, City Deep Limited, Consolidated Main Reef Mines and Estate Limited, Crown Mines Limited, RMP Properties SA Limited and Industrial Zone Limited.
4.18*****	Form of Non-Executive Employment Agreement.
4.19*****	Form of Executive Employment Agreement.
4.20*****	Share Sale Option Agreement, dated March 12, 1993, between Newmont Proprietary Limited, Ballimore No. 56 Proprietary Limited, Clayfield Proprietary Limited and Dome Resources N.L.
4.21*****	Convertible Loan Agreement, dated November 19, 1997, between Tolukuma Gold Mines Proprietary Limited, Dome Resources N.L. and Mineral Resources Development Company Proprietary Limited.
4.22*****	First Deed of Variation of Loan Agreement, between Mineral Resources Development Company Pty Limited, Dome Resources N.L. and Tolukuma Gold Mines Pty Limited.
4.23*****	Agreement, dated February 21, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.
4.24*****	Independent Auditor's Report from PricewaterhouseCoopers to the Board of Directors and Shareholders of Crown Consolidated Gold Recoveries Limited, dated August 28, 2000.
4.25*****	Shareholders' Agreement, dated September 29, 2000, between Durban Roodepoort Deep, Limited, Fraser Alexander Tailings (Proprietary) Limited and Mine Waste Solutions (Proprietary) Limited.
4.26*****	First Addendum to the Agreement, dated November 15, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.
4.27*****	Second Addendum to the Agreement, dated December 21, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.
4.28†	Agreement between Durban Roodepoort Deep, Limited, Western Areas, Limited, Consolidated African Mines Limited and JCI Gold Limited, dated April 25, 2001.
4.29†	Addendum to the Agreement between Durban Roodepoort Deep, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated August 31, 2001.
4.30†	Addendum to the Agreement between Durban Roodepoort Deep, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated September 26, 2001.

4.31†	Guarantee and Cession in Securitatem Debiti Agreement between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated October 9, 2001.
4.32†	Second Deed of Variation of Loan Agreement between Tolukuma Gold Mines Limited, Dome Resources NL and Mineral Resources Development Company Limited, dated June 28, 2001.
4.33†	Principal Terms and Conditions for Waiving Right to Declare Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines (Pty.) Limited, Dome Resources (PNG) Pty. Limited, Dome Resources NL and Durban Roodepoort Deep, Limited, dated July 16, 2001.
4.34†	Loan Agreement between Bank of South Pacific Limited and Tolukuma Gold Mines Limited, dated November 8, 2001.
4.35††	Master Finance Lease between Volvo Truck Finance Australia (Pty) Ltd and Dome Resources N.L., dated November 1, 2000.
4.36††	Agreement between Durban Roodepoort Deep, Limited and Rand Refinery Ltd, dated October 12, 2001.
4.37††	Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and Durban Roodepoort Deep, Limited, dated June 12, 2002.
4.38††	Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 12, 2002.
4.39††	Addendum to Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 14, 2002.
4.40††	Subscription Agreement between Khumo Bathong Holdings (Pty) Limited and Durban Roodepoort Deep, Limited, dated June 12, 2002.
4.41††	Loan Agreement between Durban Roodepoort Deep, Limited and Khumo Bathong Holdings (Pty) Ltd, dated June 12, 2002.
4.42††	Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.43††	Memorandum of Loan Agreement No. 2 between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.44††	Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.45††	Loan Agreement between Industrial Development Corporation of South Africa Ltd. and Blyvooruitzicht Gold Mining Company Ltd, dated July 18, 2002.
4.46††	Agreement of Loan and Pledge between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated September 18, 2002.
4.47††	Management Services Agreement between Durban Roodepoort Deep, Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty)Ltd, dated October 1, 2002.
4.48††	Agreement amongst Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated October 1, 2002.
4.49††	Letter Agreement between Durban Roodepoort Deep, Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.

4.50††	Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.
4.51††	Memorandum of Loan Agreement between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.
4.52††	Letter Agreement Relating to Consultancy Arrangement between Durban Roodepoort Deep, Limited and Nicolas Goodwin.
4.53††	Management Services Agreement between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.
4.54††	Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.
8.1††	List of Subsidiaries.
12.1#	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2#	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.
**	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.
***	Incorporated by reference to our Registration Statement (File No. 333-9242) on Form F-6.
****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1999.
*****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.
†	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2001.
††	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
#	Filed herewith.

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

PricewaterhouseCoopers Inc.
 Chartered Accountants (SA)
Registered Accountants and Auditors
Johannesburg, August 28, 2000

Durban Roodepoort Deep, Limited

Consolidated Statements of Operation for the years ended June 30

	Notes	2002 $'000	2001 $'000	2000 $'000
REVENUES
Product sales		303,858	291,325	327,568

COSTS AND EXPENSES		217,571	244,674	301,967
Production costs		218,056	247,098	303,484
Movement in gold in process		289	15	1,747
Movement in rehabilitation provision		(774)	(2,439)	(3,264)
OTHER OPERATING EXPENSES
Depreciation and amortization		15,017	15,188	20,106
Employment termination costs		388	2,953	2,482
Impairment of mining assets	5	2,167	2,752	68,533
Management and consulting fees		1,888	—	3,716
Post retirement medical benefits		1,786	—	—
Write off of pre-paid royalty		—	—	8,318
Loss on financial instruments		147,153	15,406	34,569
Loss (profit) on sale of other assets and listed investments		606	(232)	2,984
Aborted acquisition costs		—	—	12,437
Profit on disposal of subsidiary		—	(8,609)	—
Write off of investments and loans		86	1,421	—
SELLING, ADMINISTRATION AND GENERAL CHARGES
(including stock based compensation costs of $2,503,271 (2001: $2,933,625; and 2000: $635,000) and expenses paid through the issue of shares of $Nil (2001: $315,000 and 2000: $870,000))		13,254	33,845	39,195

NET OPERATING INCOME/(LOSS)		(96,058)	(16,073)	(166,739)
NON-OPERATING INCOME
Interest and dividends		2,786	4,699	1,913
Other income		—	—	1,666
FINANCE COSTS
Interest expense		(2,385)	(5,573)	(4,501)
Debt issuance costs		—	—	(2,076)

LOSS BEFORE TAX		(95,657)	(16,947)	(169,737)
INCOME AND MINING TAX BENEFIT	6	42,864	7,005	1,724

NET LOSS AFTER TAX		(52,793)	(9,942)	(168,013)
MINORITY INTERESTS		—	258	(76)

NET LOSS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE		(52,793)	(9,684)	(168,089)
Cumulative effect of accounting change (net of income taxes of $ nil)		—	(77,950)	—

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS		(52,793)	(87,634)	(168,089)

BASIC AND DILUTED LOSS PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY		(33)	(7)	(161)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY		—	(58)	—

BASIC AND DILUTED LOSS PER SHARE (CENTS)	18	(33)	(65)	(161)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Consolidated Balance Sheets at June 30

	Notes	2002 $'000	2001 $'000
ASSETS
Current Assets		53,103	59,400
Cash and cash equivalents		23,852	13,889
Listed investments		—	15,849
Receivables	7	12,213	15,541
Inventories	8	8,357	9,413
Deferred income and mining taxes	6	8,681	4,708
Mining Assets	9	72,184	103,304
Cost		182,700	223,323
Accumulated depreciation and amortization		(110,516)	(120,019)
Intangible Assets	10	4,243	6,257
Cost		5,304	6,903
Accumulated depreciation and amortization		(1,061)	(646)
Other Assets
Restricted cash	20	—	271
Deferred income and mining taxes	6	58,056	14,281
Non-current assets	11	13,963	16,365

Total Assets		201,549	199,878

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities		62,745	75,900
Bank overdraft		532	45
Accounts payable and accrued liabilities	12	45,862	53,197
Short term portion of long term loans	13	15,965	22,184
Income and mining taxes payable		386	78
Deferred income and mining taxes	6	—	396
Long term loans	16	25,368	7,273
Deferred income and mining taxes	6	26,542	21,030
Deferred financial liability	14	80,174	87,410
Provision for environmental rehabilitation	15	17,948	22,575
Stockholders' equity/(deficit) as per statement		(11,228)	(14,310)
Authorised
300,000,000 (2001: 200,000,000) ordinary no par value shares 5,000,000 (2001: 5,000,000) cumulative preference share
Issued
177,173,485 (2001: 154,529,578) ordinary no par value shares 5,000,000 (2001: 5,000,000) cumulative preference share
Stated capital	17	351,537	302,959
Additional paid in capital	17	33,392	30,889
Cumulative preference shares	17	107	107
Accumulated loss		(342,045)	(289,252)
Other comprehensive income		(54,219)	(59,013)

Total Liabilities and Stockholders' equity		201,549	199,878

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

  2.11 Intangible Assets

        Expenses incurred in purchasing mineral rights relating to exploration stage properties are amortized on a straight-line-basis using the expected useful lives of such assets.

  2.12 Rehabilitation costs

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

  2.13 Revenue

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

        The Company has a 10.6% equity stake in Rand Refinery Limited (which is jointly owned by South African mining companies) and Mr I. Murray, one of the Company's executive directors, is also a director of Rand Refinery Ltd. Mr. Jacob Dissel, the Company's General Manager—Group Finance, is an alternate director of Rand Refinery Ltd. The Company does not have an interest in N.M. Rothschild.

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

        During July and October 1999, the Company allotted and issued 8,282,056 ordinary shares at a market value of $12.4 million pursuant to the Rawas transaction ("Rawas Shares"). The Rawas Shares were issued to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Rio Tinto Rawas Holdings Ltd, Continental Goldfields Ltd, Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia Pty Ltd, all of which were creditors of Laverton or its subsidiaries, in anticipation of receiving shares of and claims against the companies in the Rawas Group and the rights to the Rawas mine. The allocation of the Rawas Shares was based on each creditor's relative exposure. No proper valuation proceedings were conducted prior to the issuance.

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

        The Rawas Shares have been included in the annual financial statements and the $12.4 million value of the shares was credited to stated capital although the issue of shares was still to be validated by the Court. The attributed $12.4 million value of the shares was written off on the income statement during fiscal 2000 as the recovery of this amount was uncertain. Additionally, all costs associated with this aborted acquisition, including loans made by the Company to members of the Rawas Group, amounting to $2.9 million, for working capital purposes, were written off in fiscal 2001. No amounts have been recovered on these transactions. See Note 7. The Company has not instituted any actions against the recipients of the Rawas Shares as each of these entities had ceded to the Company their claims against the companies in the Rawas Group in exchange for their portion of the Rawas Shares. However, legal action has begun in South Africa. The defendants are Messrs. R.A.R. Kebble, M. Prinsloo, J. Stratton, H. C. Buitendag and JCI Limited. Our claims against these defendants total R77.2 million and consist of the following:

  •
  R69.6 million for the 7,644,944 ordinary shares issued on July 9, 1999 at a price per share of R9.10; and

  •
  R7.6 million for the 637,062 ordinary shares issued on October 8, 1999 at a price per share of R11.90

        We have also made a claim for A$6.1 million for loans and advances made to and on behalf of PT Barisan Tropical Mining, the entity which operated the Rawas mine, and R0.7 million for costs associated with issuance of the above shares.

        The Company also intends to pursue legal action in Australia.

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

        During July and October 1999, the Company allotted and issued 8,282,056 ordinary shares at the market value of $12.4 million pursuant to the Rawas transaction ("Rawas Shares"). The Rawas Shares were issued to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Continental Goldfields Ltd, Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia Pty Ltd, all of which were creditors of Laverton or its subsidiaries, in anticipation of receiving shares of and claims against the companies in the Rawas Group and the rights to the Rawas mine. The allocation of the Rawas Shares was based on each creditor's relative exposure. No proper valuation proceedings were conducted prior to the issuance.

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

        The Rawas Shares have been included in the annual financial statements and the $12.4 million value of the shares was credited to stated capital although the issue of shares was still to be validated by the Court. The attributed $12.4 million value of the shares was written off on the income statement as aborted acquisition costs during fiscal 2000 as the recovery of this amount was uncertain. Additionally, all costs associated with this aborted acquisition, including loans made by the Company to members of the Rawas Group, amounting to $2.9 million, for working capital purposes, were written of in fiscal 2001. No amounts have been recovered on these transactions. See Note 7.

        The Company has not instituted any actions against the recipients of the Rawas Shares as each of these entities had ceded to the Company their claims against the companies in the Rawas Group in exchange for their portion of the Rawas Shares. However, legal action has begun in South Africa. The defendants are Messrs. R.A.R. Kebble, M. Prinsloo, J. Stratton, H. C. Buitendag and JCI Limited. Our claims against these defendants total R77.2 million and consist of the following:

  •
  R69.6 million for the 7,644,944 ordinary shares issued on July 9, 1999 at a price per share of R9.10; and

  •
  R7.6 million for the 637,062 ordinary shares issued on October 8, 1999 at a price per share of R11.90

        We have also made a claim for A$6.1 million for loans and advances made to and on behalf of PT Barisan Tropical Mining, the entity which operated the Rawas mine, and R0.7 million for costs associated with issuance of the above shares.

        The Company also intends to pursue legal action in Australia.

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

        Mining tax on mining income is determined based on a formula which takes into account the profit and revenue from mining operations during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate. The tax rates applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared, which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In 2002, 2001 and 2000, the tax rates for taxable mining and non-mining for companies that elected the STC exemption were 46% and 38%, respectively. During those same years the tax rates for companies that did not elect the STC exemption were 37% and 30%, respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would be subject to normal taxation at the higher rates of 46% for mining income and 38% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 37% tax on mining income and 30% for non-mining income. However, with the exception of Blyvoor, all of our subsidiaries elected the STC exemption. Any dividends paid by Blyvoor, being a wholly owned subsidiary of ours, would be exempt from STC.

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

        By the end of June 2002, the Special Committee had uncovered a number of irregular or questionable transactions occurring during fiscal 2000 and 2001, including transactions with parties related to the Company. These transactions included:

  •
  The invalid issuance during the months of July and October of 1999 of 8,282,056 ordinary shares in connection with the Rawas acquisition. See note 4.

  •
  The unauthorized payment on December 22, 1999, by the Company's wholly-owned subsidiary, DRD Australasia Aps, or DRD Australasia, of a A$5.9 million ($3.6 million) facilitation fee to Noble Investments (Pty) Limited, or Nobel, in connection with the purchase of 11,150,000 shares of Continental Goldfields Limited, or Continental, a publicly traded company in Australia.

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

    The effect of this transaction was fully provided for during the 2000 fiscal year.

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

  •
  The unauthorized advancements in fiscal 2000 totalling of $1.85 million by DRD Australasia acting on the direction of Mr. Mostert, in connection with the purported acquisition of a bauxite mine in Venezuela. DRD Australasia purportedly entered into a letter agreement with Bauxite Investments, or Bauxite, a company registered in Mauritius, to purchase the outstanding shares of Delta Minerals Corporation, or Delta, a company registered in Bermuda and the owner of the bauxite mine in Venezuela. The purchase consideration for the mine was $25 million. DRD Australasia had an obligation to pay Bauxite a non-refundable deposit of $1.65 million. This amount was paid by DRD Australasia into a bank account nominated by Mr. Main, the representative of Bauxite.

    The Special Committee discovered that Mr. Mostert instructed Mr. Main on the same day to pay the $1.65 million received earlier by Mr. Main, into the bank accounts of certain of the Company's officers, namely Messrs R. A. R. Kebble ($298,617), M. Prinsloo ($197,264), V. Hoops ($117,583), C. Mostert ($542,464) and I. Murray ($65,667). The rest was paid into the bank accounts of certain individuals who were not employees of the Company, namely Mr. J. Stratton ($270,653) and Mr. Main ($157,752).

    The amounts paid to the officers of the Company were paid to cover the shortfall in the payments due to each of these officers under their respective restraint of trade agreements. The affected officers, other than Mr. Mostert, advised the Special Committee that they were not aware that the source of their payments was an amount which DRD Australasia paid as a non-refundable deposit for the acquisition of the bauxite mine. The Special Committee accepted their explanation. However, the Board of Directors decided that, based on the poor performance of the investments for which the officers were being compensated, these officers, excluding Mr. Mostert, should repay 50% of the success fees which they had received in connection with the Company's acquisition of Dome. All the individuals concerned have accepted this mandate and have made the relevant payments.

    In addition, the Company has also recovered a portion of payments made to Mr. Mostert and Mr. Main. Recovery actions are pending against Mr J. Stratton to recover his portion of the payments and an additional unauthorized payment of $0.2 million which was subsequently made on his behalf by DRD Australasia, through Mr. Mostert, for the Bauxite transaction. The recoveries from our officers and Messrs. Mostert and Main total $1.268 million

    All of these amounts were recorded as receivables in fiscal 2000 and also provided for as doubtful debts as the recovery process had not yet commenced. No remaining dispute exists between the Company and Bauxite or Delta.

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

        The total amount of all of these irregular or questionable transactions (excluding the Rawas transaction) was $9.4 million in fiscal 2000. Settlement agreements have been reached with several of these parties and the Company has succeeded in recovering $4.2 million. The remainder has been written off as bad debt or been provided for as doubtful debt in our financial statements during fiscal 2001 and 2002. The recovered funds will be reflected in our financial accounts on an as and when received basis and no recovery has been taken into account in this fiscal year.

        The attributed $12.4 million value of the shares issued in connection with the Rawas transaction was written off on the income statement in fiscal 2000 as aborted acquisition costs as the recovery of this amount was uncertain. Additionally, all costs of this aborted acquisition, including loans made by us to members of the Rawas Group, amounting to $2.9 million, were written off in fiscal 2001. No amounts have been recovered on these transactions.

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

10. INTANGIBLE ASSETS

Mineral rights
Cost	5,304	6,903
Opening cost	6,903	8,174
Foreign exchange movement	(1,599)	(1,271)
Accumulated amortization	(1,061)	(646)
Opening accumulated amortization	(646)	(561)
Amortization	(1,084)	(204)
Foreign exchange movement	669	119
Net book value	4,243	6,257

As of June 30, 2002 $'000
Intangible Assets Subject to Amortization:
Amortization expense
For the year ended June 30, 2002	1,084
Estimated amortization expense
For the year ended June 30, 2003	1,061
For the year ended June 30, 2004	1,061
For the year ended June 30, 2005	1,061
For the year ended June 30, 2006	1,060

        Where mineral rights have been obtained as a component of mine acquisitions, the Company has not historically assigned a portion of the cost of the acquired entity to those rights and no separate general ledger or accounting records have been maintained for such rights. Accordingly, the Company was unable to separate such mineral rights from the tangible fixed asset category of mining properties, mine development costs and mine plant facilities and equipment on adoption of SFAS 142. Mineral rights acquired subsequent to the adoption of SFAS 142 will be separately identified as intangible assets.

11. NON-CURRENT ASSETS

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

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2002 $'000	June 30, 2001 $'000
Trade accounts payable	36,250	39,048
Payroll and other compensation	7,276	11,015
Other	2,336	3,134

	45,862	53,197

13. SHORT TERM LOANS

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

14. DEFERRED FINANCIAL LIABILITY

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

15. PROVISION FOR ENVIRONMENTAL REHABILITATION

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

16. LONG-TERM LOANS

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

17. STOCKHOLDERS' EQUITY

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

18. LOSS PER SHARE

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

19. EMPLOYEE BENEFIT PLANS

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

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

21. ADDITIONAL CASH FLOW INFORMATION

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

22. COMMITMENTS AND CONTINGENT LIABILITIES

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

        The implementation of the Act may result in significant adjustment to our property ownership structure, which could have a material adverse effect on our financial condition and results of operations.

        Where the Company holds mineral rights and mining authorizations and conducts mining operations on the date on which the Act comes into effect, it will be able, within five years from the date of effectiveness of the Act, to submit the old rights and authorizations for conversion to a new mining right. It will need to submit a mining work program to substantiate the area and period of the new right, and also to comply with the requirements of the Charter discussed below. A similar procedure applies where it holds prospecting rights and a prospecting permit and conducts prospecting operations, but it must apply for a conversion to a new prospecting right within the two years from the date of effectiveness of the Act for which purpose a prospecting work program must be submitted. Where the Company holds unused rights however, it will have one year to apply for new prospecting rights or mining rights, the requirements of which are more stringent than for conversion, and involve non-concentration of resources, fair competition, no exclusionary effects, and proof of financial and technical ability.

        If the Company does not acquire new rights under the Act, it would be entitled to claim compensation from the State if it can prove that thereby its property has been expropriated as provided for under the Constitution of South Africa. Whether mineral rights constitute property and whether the Act does bring about an expropriation are both aspects which are the subject of legal debate which is likely to be settled ultimately by litigation. The factors in determining compensation include not only fair market value but also history of acquisition and use and aspects of redress and reform which could have the effect of reducing the compensation.

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

        The Company fully supports the notion that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. The Company has made progress in adjusting the ownership structure of its South Africa mining assets and the composition of its management consistent with the Charter's spirit. The Company believes that is well placed to meet the Charter's targets in accordance with the scorecard. However, at this point the Company is unable to set out a definative timeline of when it will comply with its objectiones before the expiration of the 10 year time limit as the legislation was only recently passed. It is also not possible for the Company to identify any permits, rights or investments which it may lose for any non compliance. The provisions of the Charter apply to each mining company individually. Accordingly, it is not possible for the Company to meet its obligations by disposing of its less profitable operations which would undermine the objectives of the Charter. As transactions to comply with the Charter are to be at fair market value, the Company does not anticipate incurring any loss in fulfilling it obligations provided that it is able to identify suitable partners that are able to acquire adequate funding. However, failure to comply with the requirements of the Charter could result in the suspension or cancellation of one or more of the Company's licenses or cause it to be subject to fines. The severity of the potential consequence of such actions has not yet been fully determined as the Charter was only recently published and the South African government has not yet finalized the scorecard.

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

23. GEOGRAPHIC AND SEGMENT INFORMATION

        Based on risks and returns the Directors consider that the primary reporting format is by business segment. The Group operates in one industry segment, being the extraction and production of gold and related by products. Therefore the disclosures for the primary segment have already been given in these financial statements.

        The Chief Operating Decision-maker is the Board of Directors, who evaluate the business based on the following geographical operational segments:

	$'000 Crown	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	2002 $'000 South African operations	2002 $'000 Australasian operations	2002 $'000 Total
Revenue	40,606	73,705	160,596	6,897	4	281,808	22,050	303,858

Result
Profit (loss) from operations	2,837	(9,169)	(70,055)	(1,387)	(13,416)	(91,190)	(4,868)	(96,058)
Other operating income	117	209	1,121	41	710	2,198	588	2,786
Interest paid	(837)	(8)	(800)	(3)	(421)	(2,069)	(316)	(2,385)
Taxation (charge) benefit	(15)	20,666	21,772	—	397	42,820	44	42,864

Profit (loss) after tax	2,102	11,698	(47,962)	(1,349)	(12,730)	(48,241)	(4,552)	(52,793)

Balance sheet
Mining assets	12,128	25,159	19,277	—	5,957	62,521	13,906	76,427

Net current assets/(liabilities)	9,520	6,637	(74,944)	(12,281)	55,462	(15,606)	5,964	(9,642)

Other information
Capital expenditure	1,064	1,793	3,305	43	163	6,368	1,820	8,188

Impairment of assets	—	—	—	—	(2,167)	(2,167)	—	(2,167)

Total number of employees						20,405	529	20,934

        The South African operations deliver their gold to The Rand Refinery Limited, which acts as their agent in the sale of gold bullion. The Australasian operations also have one customer for their gold bullion, namely N M Rothschild.

        The Australasian operations comprise Tolukuma gold mine and its related corporate structures.

	$'000 Crown	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	2001 $'000 South African operations	2001 $'000 Australasian operations	2001 $'000 Total
Revenue	39,216	59,548	168,111	6,973	183	274,030	17,295	291,325

Result
Profit (loss) from operations	5,080	6,273	(13,882)	756	(9,457)	(11,230)	(4,843)	(16,073)
Other operating income	161	239	824	11	3,193	4,428	271	4,699
Interest paid	(584)	(104)	(1,555)	(16)	(2,828)	(5,087)	(486)	(5,573)
Taxation (charge) benefit	(28)	(488)	6,877	—	(454)	5,907	1,098	7,005

Profit (loss) after tax	4,629	5,920	(7,736)	751	(9,546)	(5,982)	(3,960)	(9,942)

Balance sheet
Mining assets	16,918	31,600	23,480	—	14,264	86,262	23,299	109,561

Net current assets/(liabilities)	(22,037)	(7,178)	(16,061)	(13,672)	51,134	(7,814)	(8,686)	(16,500)

Other information
Capital expenditure	662	1,638	1,849	739	701	5,589	727	6,316

Impairment of assets	—	—	—	—	(2,752)	(2,752)	—	(2,752)

Total number of employees						18,653	463	19,116

        The South African operations deliver their gold to The Rand Refinery Limited, which acts as their agent in the sale of gold bullion. The Australasian operations also have one customer for their gold bullion, namely N M Rothschild.

        The Australasian operations comprise Tolukuma gold mine and its related corporate structures.

	$'000 Crown	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	2000 $'000 South African operations	2000 $'000 Australasian operations	2000 $'000 Total
Revenue	40,150	58,858	170,937	23,246	11,681	304,872	22,697	327,568

Result
Profit (loss) from operations	(1,326)	(3,629)	(1,905)	(25,667)	(67,186)	(99,713)	(67,026)	(166,739)
Other operating income	213	314	1,646	34	2,047	4,254	(2,751)	1,503
Interest paid	(1,134)	(132)	(2,728)	(30)	(477)	(4,501)	—	(4,501)
Taxation (charge) benefit	(59)	524	(2,469)	—	956	(1,048)	2,772	1,724

Profit (loss) after tax	(2,306)	(2,923)	(5,456)	(25,663)	(64,660)	(101,008)	(67,005)	(168,013)

Balance sheet
Mining assets	22,085	37,549	33,800	—	19,429	112,863	35,992	148,855

Net current assets/(liabilities)	(7,812)	(10,666)	6,248	(13,382)	(8,467)	(34,079)	1,969	(32,110)

Other information
Capital expenditure	6,506	5,430	2,013	2,650	975	17,574	2,080	19,654

Impairment of assets	—	—	—	(20,898)	(16,691)	(37,589)	(30,944)	(68,533)

Total number of employees						19,826	354	20,180

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

24.    SUBSEQUENT EVENTS

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

DURBAN ROODEPOORT DEEP, LIMITED
	By:	/s/ M. M. WELLESLEY-WOOD Name: M. M. Wellesley-Wood Title: Chairman & Chief Executive Officer
Date: September 10, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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
EXHIBIT INDEX