Form 20-F/A
period 2002-06-30
DURBAN ROODEPOORT DEEP LTD
filed 2003-09-30
CIK 1023512

QuickLinks -- Click here to rapidly navigate through this document
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 Form 20-F/A (Amendment No. 4)

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

Selected Consolidated Financial Data
(in thousands, except share and ounce data)

	Year ended June 30,
	2002	2001	2000	1999	1998
	(Restated)(1) $	(Restated)(1) $	(Restated)(1) $	(Restated)(1) $	(Restated)(1) $
Income Statement Data
Revenues	303,858	291,325	327,568	173,184	157,747
Total costs	398,431	383,069	500,035	183,494	194,239
Loss before taxes & minority interest	(94,573)	(91,744)	(172,467)	(10,310)	(36,492)
Income tax benefit/(expense)	42,864	7,005	1,724	(464)	5,038
Minority interest	0	258	(76)	0	0
Net loss attributable to common shareholders	(51,709)	(84,481)	(170,819)	(10,774)	(31,454)
Basic loss per share	(32)	(63)	(164)	(18)	(91)
Diluted earnings/(loss) per share	(32)	(63)	(164)	(18)	(91)
Number of shares in issue	177,173,485	154,529,578	120,990,746	61,661,112	48,749,035

(1)
See note 24 to the Restated Consolidated Financial Statements.

	Year ended June 30,
	2002	2001	2000	1999	1998
	(Restated)(1) $	(Restated)(1) $	(Restated)(1) $	(Restated)(1) $	(Restated)(1) $
Other Non-U.S. GAAP Financial Data:
Cash costs per ounce	212	232	267	246	310
Total costs per ounce	388	360	441	290	392
Balance Sheet Data
Net assets/(liabilities)	(15,471)	(20,567)	29,463	114,167	99,668
Cash and cash equivalents	23,852	13,889	13,786	13,685	12,675
Working capital	(9,642)	(16,500)	(35,059)	501	(4,652)
Total assets	197,306	193,621	232,597	186,569	157,069
Long term liabilities	(25,368)	(7,273)	(15,589)	(5,910)	0
Shareholders' deficit/(equity)	15,471	20,567	(29,463)	(114,167)	(99,668)
Total liabilities and shareholders' equity	197,306	193,621	232,597	186,569	157,069

(1)
See note 24 to the Restated Consolidated Financial Statements.

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

	Year ended June 30,
	2002		2001		2000		1999		1998
	$ 000's	$ per ounce	$ 000's	$ per ounce	$ 000's	$ per ounce	$ 000's	$ per ounce	$ 000's	$ per ounce
	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
Total costs	398,431	388	383,069	360	500,035	441	183,494	290	194,239	392
Adjustments
Finance costs	(2,385)	(2)	(5,573)	(5)	(6,577)	(6)	(2,333)	(4)	(172)	0
Non-operating income	2,786	3	4,699	4	3,579	3	4,562	7	2,683	5
Selling, administration and general charges	(13,254)	(13)	(33,845)	(32)	(39,195)	(35)	(12,238)	(19)	(8,310)	(17)
Other operating costs	(167,522)	(163)	(101,252)	(95)	(154,358)	(136)	(17,707)	(28)	(34,506)	(70)

Cash costs	218,056	212	247,098	232	303,484	267	155,778	246	153,934	310

Total Ounces produced	1,027,440		1,063,609		1,134,623		632,822		496,053

(1)
See note 24 to the Restated Consolidated Financial Statements.

        The weakening of the Rand against the dollar, combined with an increased focus on cost controls, including the closure of non-profitable operations such as the Durban Deep Section has resulted in a decline in our cash costs per ounce figure, from $310 in 1998 to $212 per ounce in fiscal 2002.

        Our total cost per ounce of gold increased to $388 in fiscal 2002 from $360 in fiscal 2001. This increase is primarily attributable to costs incurred in the close out of our hedge book in 2002.

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

        Gold production at our Harties, Buffels and Blyvoor operations together accounted for approximately 77% of our total gold production in fiscal 2002 and 78% in fiscal 2001. These mines are regarded as older, higher cost, lower-grade gold producers. Our ability to identify ore reserves that can be mined economically and to maintain sufficient controls on production and other costs will have a material influence on the future viability of these mines. On July 21, 2003, we entered into a sixty day review period on the North West Operations designed to restore that section to profitability and on August 25, 2003, we announced our plan to avoid closure of the North West Operations. This plan included a reduction in gold output, closure of portions of the infrastructure and a possible reduction of the workforce. Although we cannot predict the form in which this plan will ultimately be implemented, we anticipate reducing our workforce by 2,954 employees. These actions will force us to incur significant retrenchment expenses and will adversely affect our cash flows and results of operations.

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

        Our operational focus is to increase production, improve productivity and reduce costs. Our cash costs have decreased from an average of $267 per ounce of gold in 2000 to $212 per ounce of gold in 2002. Our total costs per ounce have decreased from an average of $392 per ounce in fiscal 1998 to $388 per ounce in fiscal 2002. The decrease is primarily attributable to the acquisition of the Argonaut Mineral Rights in fiscal 1998, which were expensed immediately. Since 1997, our production has increased from less than 170,000 ounces per year to in excess of one million ounces in fiscal 2002. We currently process approximately 0.3 million tons of ore per month from underground operations with an average recovery of 0.215 ounces of gold per ton of ore. Surface production is derived from tailings dams and waste rock of approximately 1.8 million tons per month with an average recovery of 0.017 ounces of gold per ton of ore processed.

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

        Effective April 24, 2003 Mr. Frik Coetzee retired from our board of directors.

        On June 20, 2003, Jacob Hendrik Dissel, resigned his position as a director for personal reasons, effective on June 30, 2003. As of that date, he became General Manager—Group Finance. Mr. Dissel also serves as our acting group secretary.

        Due to the recent decline in gold price in Rand terms, on July 21, 2003, we entered into a sixty day review period on the North West Operations which will encompass all measures necessary to return the North West Operations to profitability. On August 25, 2003, we announced our plan to avoid closure of the North West Operations. This plan included a reduction in gold output, closure of portions of the infrastructure and a possible reduction of the workforce. We have invited input from organized labor interests and other parties and will continue to assess and develop this plan in response to their input. On September 23, 2003 we entered into an agreement with organized labor which would reduce the number of proposed layoffs by 1,550 workers. As a result, we anticipate reducing our workforce at the North West Operations by approximately 2,954 workers.

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

        On September 5, 2003 the terms of the option were amended to increase the number of shares from 18 million to 27 million. This amount represents approximately 14.65% of our total issued and outstanding ordinary shares as of June 30, 2003. On September 8, 2003, we announced that Investec exercised the option in respect of 18 million ordinary shares at a price of $2.3967 per ordinary share for a total consideration of approximately $43 million. On September 11, 2003, we announced that Investec had exercised the remaining portion of the option, acquiring an additional 9 million ordinary shares, at a price of $2.4242 per share for a total consideration of approximately $22 million.

        On September 30, 2003 we announced that Andrea Townsend had become Company Secretary effective October 1, 2003.

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

        CGR's acquisition of ERPM is an example of our acquisition strategy. We have provided financial support for the transaction as well as the managerial expertise to run the operation. ERPM is an under-

performing mine located to the east of Johannesburg with extensive underground workings and a number of surface tailings dams and dumps. This transaction offers:

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

        On August 25, 2003, we announced our plan to avoid closure of the North West Operations. This plan included a reduction in gold output, closure of portions of the infrastructure and a possible reduction of the workforce. We have invited input from organized labor interests and other parties and will continue to assess and develop this plan in response to their input. On September 23, 2003 we entered into an agreement with organized labor which would reduce the number of proposed layoffs by 1,550 workers. As a result, we anticipate reducing our workforce at the North West operations by approximately 2,954 workers.

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

        Finally, and in order to assess potential impacts on aquatic fauna, we commenced an aquatic fauna and metals in tissue survey in December 2002. Due to recent heavy rainfall in the area resulting in bad road conditions, we anticipate completing this survey before the end of 2003.

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

        The Argonaut Project was suspended in August 1999 since the Company did not have sufficient cash resources at that time to continue exploration. At present, we have completed a three-dimensional seismic survey and a comprehensive mineral and surface rights search. The feasibility of recommencing the Argonaut Project has been re-evaluated by us due to the recent increase in the Rand price of gold. The lead times for the Argonaut Project are as follows: exploration phase—0 to 3 years; mine construction—4 to 11 years; and gold production buildup—8 to 11 years.

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

        This structured internal audit process is now being further applied to serve as basis for the Environmental Management Program, or EMP, performance assessment and monitoring reports, compliant with Regulations 5.17 and 5.18 of the Minerals Act, which we have scheduled to submit to the Department of Minerals and Energy, or the Department, by the end of 2003.

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

  North West Operations

        Activities in these sections include underground mining and the reclamation of surface dump material. Prospecting aimed at examining the viability of open-pit mining in the Townlands area and the mining of a number of residue deposits is currently underway. Due to its proximity to the Vaal River and the potential of pollution from seepage and run-off of water, a program has been initiated to increase the water retention capacity of the paddocks at the Buffelsfontein Tailings Complex and return water dams and to install a "draw off" system which will allow for return water to be re-circulated to the multigold plant, thus minimizing potential water pollution and utilizing polluted water more fully. A program has also been initiated to progressively vegetate the Buffelsfontein tailings dam slopes, aiming at self-sustainability within the next six years. A similar program is already well advanced at the Hartebeestfontein complex. Additionally, a comprehensive water balance program is currently being prepared and is scheduled for completion by the end of 2003. We believe this water balance model will, when completed and implemented, benefit the whole area, as it is anticipated that it will reduce dependence on the Midvaal potable water reticulation system. This will reduce pressure on this scarce national resource in the North West Province.

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

        During March 2003, an environment audit was concluded at the Tolukuma Section which found the operations to be in substantial compliance with applicable Papua New Guinea legislation, our environmental plan and the Environmental Management and Monitoring Program.

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

        The attributed $12.4 million value of the shares issued in connection with the Rawas transaction was written off on the income statement as aborted acquisition costs in fiscal 2000 as the recovery of this amount was uncertain. Loans made by us to members of the Rawas Group, amounting to $2.9 million, were written off in fiscal 2000. No amounts have been recovered on these transactions.

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

CRITICAL ACCOUNTING POLICIES

        Our significant accounting policies are more fully described in note 2 to our restated consolidated financial statements. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

        Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparations of our consolidated financial statements and could potentially impact our financial results and future financial performance.

Mining Assets

        Mining exploration costs, including property acquisitions and mineral and surface rights relating to exploration stage properties, are expensed as incurred.

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

Results of Operations

Restatement of financial statements

        During the year ended June 30, 1998, we purchased and capitalized the Argonaut mineral rights and subsequently amortized their carrying value. On January 29, 2003, we filed a registration statement on Form F-3 with the United States Securities and Exchange Commission. In the course of the registration process, we determined that the appropriate accounting treatment was to have expensed the cost of the mineral rights on acquisition, in the year ended June 30, 1998. We continue to be intent on exploiting the Argonaut mineral rights and applied for a prospecting permit from the Department of Minerals and Energy on January 22, 2003. To date, approval of the application is still pending. The financial information contained herein has been restated to reflect the immediate expense on acquisition of the Argonaut mineral rights during the year ended June 30, 1998.

        We also determined that a receivable from Rawas that arose from a loan made during the year ended June 30, 2000 and fully provided for in the year ended June 30, 2001, should have been written off in the year ended June 30, 2000. The financial information contained herein has been restated to reflect the write off of the receivable from Rawas in the year ended June 30, 2000.

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

  Cash Costs

        The following table sets out our total amount of gold produced in ounces, our total cost per ounce of gold and our cash cost per ounce of gold produced at each of our operations for the years ended June 30, 2002 and June 30, 2001:

	Year ended June 30,
	2002		2001
	(oz)	($/oz)	(oz)	($/oz)
North West Operations
Surface Operations	103,686	158	106,902	177
Underground Operations	436,864	233	501,425	242

Weighted average cash cost per ounce		219		231
Total Cost per ounce of gold($)		426		300
Blyvoor Section
Surface Operations	52,854	162	68,255	186
Underground Operations	200,171	190	152,556	250

	Year ended June 30,
	2002		2001
	(oz)	($/oz)	(oz)	($/oz)
Weighted average cash cost per ounce		184		230
Total Cost per ounce of gold($)		327		241
Crown Section	138,665	204	145,029	214
Total Cost per ounce of gold($)		278		238
West Wits Section	23,245	264	25,849	314
Total Cost per ounce of gold($)		355		241
Tolukuma Section	71,955	240	63,593	242
Total Cost per ounce of gold($)		369		316
Total ounces produced	1,027,440		1,063,609
Total production costs ($'000)		218,056		247,098
Weighted average cash cost		212		232
Total Cost per ounce of gold($) (1)		388		360

(1)
As restated. See note 24 to the Restated Consolidated Financial Statements.

        Cash cost per ounce in fiscal 2002 was reduced by 8.6% to $212 per ounce compared to a cash cost of $232 per ounce in fiscal 2001. This decrease is primarily attributable to the significant depreciation of the Rand against the Dollar during fiscal 2002, as well as an increased focus on cost control, including centralizing our procurements function to obtain better commodity prices from suppliers. The majority of our cash costs are incurred in Rands. Cash costs in fiscal 2002 consisted of 41% for labor costs; 20% for contractor services and other related costs; 26% for inventory costs; and 13% for electricity costs. Cash costs in fiscal 2001 consisted of 32% for labor costs; 35% for contractor services and other related costs; 22% for inventory costs; and 11% for electricity costs. As gold mining in South Africa is very labor intensive, labor costs and contract services are the largest component of cash costs. During fiscal 2002, an average wage increase of 7% for our mining employees was implemented pursuant to our current labor agreements. Our total cost per ounce of gold increased to $388 in fiscal 2002 from $360 in fiscal 2001. This increase is primarily attributable to costs incurred in the close out of our hedge book in 2002.

  Depreciation and amortization

        Depreciation and amortization charges were $13.9 million for fiscal 2002 as compared to $14.9 million for fiscal 2001. This slight decrease is mainly due to an extension of the life of mine of our current operations. This decrease, was to an extent negated by the increase in the depreciation charges at the Tolukuma Section caused by the appreciation of the Australian Dollar during the year.

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

  Selling, administration and general charges

        The selling, administration and general charges decreased in fiscal 2002 to $13.3 million as compared to $30.9 million in fiscal 2001. The decrease was primarily due to the significant depreciation of the Rand against the Dollar in fiscal 2002. The majority of our selling, administrative and general charges are incurred in Rand. The implementation of a flatter management structure and the concerted effort of management to institute tighter financial controls, including greater reliance on in-house expertise as opposed to external consultants, also contributed to the decrease. We incurred costs in fiscal 2001 related to our special investigation that were not incurred in fiscal 2002.

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

  Cash Costs

        The following table sets out our total amount of gold produced in ounces, our total cost per ounce of gold and our cash cost per ounce of gold produced at each of our operations for the years ended June 30, 2001 and June 30, 2000:

	Year ended June 30,
	2001		2000
	(oz)	($/oz)	(oz)	($/oz)
North West Operations
Surface operations	106,902	177	117,803	187
Underground operations	501,425	242	518,396	257

Weighted average cash cost per ounce		231		244
Total Cost per ounce of gold($)		300		273
Blyvoor Section
Surface operations	68,255	186	54,528	244
Underground operations	152,556	250	152,105	278

Weighted average cash cost per ounce		230		269
Total Cost per ounce of gold($)		241		302
Crown Section	145,029	214	140,916	251
Total Cost per ounce of gold($)		238		301
West Wits Section	25,849	314	81,276	316
Total Cost per ounce of gold($)		241		602
Tolukuma Section	63,593	242	17,811	214
Total Cost per ounce of gold($)		316		488
Durban Deep Section	—	—	51,788	332

Total Cost per ounce of gold($)	—	—		1,066
Total ounces produced	1,063,609		1,134,623
Total production costs ($'000)		247,098		303,484
Weighted average cash cost		232		267
Total Cost per ounce of gold($) (1)		360		441

(1)
As restated. See note 24 to the Restated Consolidated Financial Statements.

        Cash cost per ounce in fiscal 2001 was reduced by 13.1% to $232 per ounce compared to a cash cost of $267 per ounce in fiscal 2000. The decrease was mainly attributable to the effect of a depreciating Rand and the closure of the unprofitable underground operations at Durban Deep and West Wits Sections. Cash costs in fiscal 2001 consisted of: 32% for labor costs; 35% for contractor services and other related costs; 22% for inventory costs and 11% for electricity costs. Cash costs in fiscal 2000 consisted of: 36% for labor costs; 17% for contractor services and other related costs; 32% for inventory costs; and 15% for electricity costs. As gold mining in South Africa is very labor intensive, labor and contractor services costs are the largest component of cash costs. Total costs per ounce of gold decreased to $360 per ounce in fiscal year 2001 from $441 per ounce in fiscal 2000. This decrease is primarily attributable to the decrease in the impairment charge in fiscal 2001 to $2.8 million from $68.5 million in fiscal 2000 and the decrease in the loss on financial instruments to $15.4 million in fiscal 2001 as compared to the loss of $34.6 million in fiscal 2000.

  Depreciation and Amortization

        Depreciation and amortization charges were $14.9 million for fiscal 2001 as compared to $19.9 million for fiscal 2000. This decrease was due primarily to an extension of the life of mine of our current operations excluding West Wits and Durban Deep Sections which were impaired in fiscal 2000.

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

  Selling, Administrative and General Charges

        The selling, administrative and general charges decreased in fiscal 2001 to $30.9 million as compared to $42.1 million in fiscal 2000. The decrease is primarily due to the concerted efforts of management to institute tighter financial controls and improved corporate governance measures as well as the depreciation of the Rand against the Dollar.

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

  Volvo Finance Lease

        In November 2000, Dome entered into a master finance lease agreement with Volvo Truck Finance Australia (Pty) Ltd, or Volvo, for the lease of two articulated dump trucks to transport ore from the mine to the metallurgical plant. At the termination of the lease, the equipment will be returned to Volvo. The value of the lease is R4 million ($0.4 million). Principal is paid in 35 equal monthly installments. The lease bears interest at a rate of 12% per annum. As of June 30, 2002, the outstanding balance on the lease was $0.1 million.

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

        On September 5, 2003 the terms of the option were amended to increase the number of shares from 18 million to 27 million. This amount represents approximately 14.65% of our total issued and outstanding ordinary shares as of June 30, 2003. On September 8, 2003, we announced that Investec exercised the option in respect of 18 million ordinary shares at a price of $2.3967 per ordinary share for a total consideration of approximately $43 million. On September 11, 2003, we announced that Investec had exercised the remaining portion of the option, acquiring an additional 9 million ordinary shares, at a price of $2.4242 per share for a total consideration of approximately $22 million.

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

Confirmation, between Durban Roodepoort Deep, Limited, and Investec Bank (Mauritius) Limited dated August 14, 2003.

        Under this agreement we granted Investec Bank (Mauritius) Limited an option to purchase up to 18 million of our ordinary shares.

Amendment to Confirmation, dated September 4, 2003, between Durban Roodepoort Deep and Investec Bank (Mauritius) Limited.

        This agreement amends the terms of the Confirmation, increasing the number of ordinary shares covered by the option to 27 million.

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

        As discussed in note 12 to our financial statements, the fair value of the gold for electricity contract was negative $80.2 million as at June 30, 2002 (2001: negative $67.8 million). The fair value reflects the difference between the price that was agreed on the date of the transaction and the forward price on June 30, 2002. Therefore, the $80.2 million reflects the loss as at June 30, 2002 when the gold price was R3,315 per ounce against an average contract price of R2,182 per ounce.

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

ITEM 16.    RESERVED

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable

ITEM 18.    FINANCIAL STATEMENTS

        The following financial statements and related auditor's report are filed as part of this Annual Report.

Page
Report of the independent auditors	F-1
Report of PricewaterhouseCoopers, Inc.	F-2
Statements of consolidated operations for the years ended June 30, 2002, 2001 and 2000.	F-3
Consolidated balance sheets as of June 30, 2002 and 2001.	F-4
Consolidated statements of shareholders' equity for the years ended June 30, 2002, 2001 and 2000.	F-5 to F-7
Consolidated statements of cash flows for the years ended June 30, 2002, 2001 and 2000.	F-8
Notes to the consolidated financial statements.	F-9 to F-61

ITEM 19.    EXHIBITS

        The following exhibits are filed as a part of this Annual Report:

1.1*	Memorandum of Association of Durban Roodepoort Deep, Limited.
1.2††	Articles of Association of Durban Roodepoort Deep, Limited, as amended on November 8, 2002.
1.3*	Excerpts of relevant provisions of the South African Companies Act.
1.4**	Durban Roodepoort Deep (1996) Share Option Scheme as amended.
2.1*	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2††	Indenture between Durban Roodepoort Deep, Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
2.3††	Purchase Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.
2.4††	Registration Rights Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.
2.5††	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.
2.6††	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.
4.1*	Tribute Agreement, dated October 9, 1992 between Durban Roodepoort Deep, Limited and Rand Leases.
4.2*	Service Agreement, dated July 27, 1995, between Durban Roodepoort Deep, Limited and Randgold.
4.3*	Agreement, dated September 28, 1995, among First Wesgold Mining (Proprietary) Limited, Durban Roodepoort Deep, Limited and Rand Leases in respect of purchase of assets of First Wesgold by Rand Leases.
4.4**	Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs—Republic of South Africa to Durban Roodepoort Deep, Limited.
4.5***	Deposit Agreement among Durban Roodepoort Deep, Limited, The Bank of New York as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 11, 1998.
4.6****	Security Agreement, dated November 5, 1998, between The Chase Manhattan Bank, Durban Roodepoort Deep, Limited, Blyvoor, Buffels and West Wits.
4.7****	Loan Agreement, dated June 8, 1999, between Industrial Development Corporation of South Africa Limited, Crown and Durban Roodepoort Deep, Limited.
4.8****	Lender Substitution Deed, dated August 18, 1999, between Durban Roodepoort Deep, Limited, DRD Australasia, NM Rothschild & Sons (Singapore) Limited, NM Rothschild & Sons (Australia) Limited, as agent in its own capacity, and Rothschild Nominees (Pty) Limited.
4.9****	A$10m Facility Agreement, dated September 10, 1999, between Durban Roodepoort Deep, Limited, DRD Australasia and NM Rothschild & Sons (Australia) Limited.
4.10****	Facility Agreement, dated August 9, 1996, between PT Barisan Tropical Mining, Rothschild Australia Limited and the Participants.

4.11****	Deposit Agreement, dated September 30, 1999, between Buffels and BOE Merchant Bank, a division of BOE Bank Limited.
4.12****	Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant Bank, and Buffels.
4.13****	Guarantee and Indemnity Agreement, dated November 17, 1999, between Durban Roodepoort Deep, Limited, Blyvoor, Argonaut Financial Services (Proprietary) Limited, West Wits, Crown and BOE Bank Limited, through its division BOE Merchant Bank.
4.14****	Loan Security Agreement, dated November 17, 1999, between FBCF Equipment Finance (Propietary) Limited and Buffels.
4.15****	Sale of Business Agreement in respect of Harties, dated August 16, 1999, between Avgold Limited, Buffels and Durban Roodepoort Deep, Limited.
4.16****	Form of Restraint Agreement.
4.17****	Sale of Shares Agreement, dated September 29, 1997, between RMP Properties Limited, Randgold, Crown, City Deep Limited, Consolidated Main Reef Mines and Estate Limited, Crown Mines Limited, RMP Properties SA Limited and Industrial Zone Limited.
4.18*****	Form of Non-Executive Employment Agreement.
4.19*****	Form of Executive Employment Agreement.
4.20*****	Share Sale Option Agreement, dated March 12, 1993, between Newmont Proprietary Limited, Ballimore No. 56 Proprietary Limited, Clayfield Proprietary Limited and Dome Resources N.L.
4.21*****	Convertible Loan Agreement, dated November 19, 1997, between Tolukuma Gold Mines Proprietary Limited, Dome Resources N.L. and Mineral Resources Development Company Proprietary Limited.
4.22*****	First Deed of Variation of Loan Agreement, between Mineral Resources Development Company Pty Limited, Dome Resources N.L. and Tolukuma Gold Mines Pty Limited.
4.23*****	Agreement, dated February 21, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.
4.24*****	Independent Auditor's Report from PricewaterhouseCoopers to the Board of Directors and Shareholders of Crown Consolidated Gold Recoveries Limited, dated August 28, 2000.
4.25*****	Shareholders' Agreement, dated September 29, 2000, between Durban Roodepoort Deep, Limited, Fraser Alexander Tailings (Proprietary) Limited and Mine Waste Solutions (Proprietary) Limited.
4.26*****	First Addendum to the Agreement, dated November 15, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.
4.27*****	Second Addendum to the Agreement, dated December 21, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.
4.28†	Agreement between Durban Roodepoort Deep, Limited, Western Areas, Limited, Consolidated African Mines Limited and JCI Gold Limited, dated April 25, 2001.
4.29†	Addendum to the Agreement between Durban Roodepoort Deep, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated August 31, 2001.
4.30†	Addendum to the Agreement between Durban Roodepoort Deep, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated September 26, 2001.

4.31†	Guarantee and Cession in Securitatem Debiti Agreement between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated October 9, 2001.
4.32†	Second Deed of Variation of Loan Agreement between Tolukuma Gold Mines Limited, Dome Resources NL and Mineral Resources Development Company Limited, dated June 28, 2001.
4.33†	Principal Terms and Conditions for Waiving Right to Declare Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines (Pty.) Limited, Dome Resources (PNG) Pty. Limited, Dome Resources NL and Durban Roodepoort Deep, Limited, dated July 16, 2001.
4.34†	Loan Agreement between Bank of South Pacific Limited and Tolukuma Gold Mines Limited, dated November 8, 2001.
4.35††	Master Finance Lease between Volvo Truck Finance Australia (Pty) Ltd and Dome Resources N.L., dated November 1, 2000.
4.36††	Agreement between Durban Roodepoort Deep, Limited and Rand Refinery Ltd, dated October 12, 2001.
4.37††	Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and Durban Roodepoort Deep, Limited, dated June 12, 2002.
4.38††	Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 12, 2002.
4.39††	Addendum to Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 14, 2002.
4.40††	Subscription Agreement between Khumo Bathong Holdings (Pty) Limited and Durban Roodepoort Deep, Limited, dated June 12, 2002.
4.41††	Loan Agreement between Durban Roodepoort Deep, Limited and Khumo Bathong Holdings (Pty) Ltd, dated June 12, 2002.
4.42††	Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.43††	Memorandum of Loan Agreement No. 2 between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.44††	Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.45††	Loan Agreement between Industrial Development Corporation of South Africa Ltd. and Blyvooruitzicht Gold Mining Company Ltd, dated July 18, 2002.
4.46††	Agreement of Loan and Pledge between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated September 18, 2002.
4.47††	Management Services Agreement between Durban Roodepoort Deep, Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty)Ltd, dated October 1, 2002.
4.48††	Agreement amongst Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated October 1, 2002.
4.49††	Letter Agreement between Durban Roodepoort Deep, Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.

4.50††	Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.
4.51††	Memorandum of Loan Agreement between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.
4.52††	Letter Agreement Relating to Consultancy Arrangement between Durban Roodepoort Deep, Limited and Nicolas Goodwin.
4.53††	Management Services Agreement between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.
4.54††	Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.
4.55#	Confirmation, dated August 14, 2003, between Durban Roodepoort Deep, Limited and Investec Bank (Mauritius) Limited.
4.56#	Amendment to Confirmation, dated September 4, 2003, between Durban Roodepoort Deep, Limited and Investec Bank (Mauritius) Limited.
8.1††	List of Subsidiaries.
12.1#	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2#	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.
**	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.
***	Incorporated by reference to our Registration Statement (File No. 333-9242) on Form F-6.
****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1999.
*****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.
†	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2001.
††	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
#	Filed herewith.

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

        As discussed in note 24, the accompanying financial statements as of June 30, 2002 and 2001 and for each of the three years in the period ended June 30, 2002, have been restated.

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
 December 31, 2002,
except for note 24, as to which
the date is September 29, 2003

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

PricewaterhouseCoopers Inc.
 Chartered Accountants (SA)
Registered Accountants and Auditors
Johannesburg, August 28, 2000

Durban Roodepoort Deep, Limited

Consolidated Statements of Operation for the years ended June 30

	Notes	2002 $'000	2001 $'000	2000 $'000
	As restated, see note 24
REVENUES
Product sales		303,858	291,325	327,568

COSTS AND EXPENSES		217,571	244,674	301,967
Production costs		218,056	247,098	303,484
Movement in gold in process		289	15	1,747
Movement in rehabilitation provision		(774)	(2,439)	(3,264)
OTHER OPERATING EXPENSES
Depreciation and amortization		13,933	14,984	19,887
Employment termination costs		388	2,953	2,482
Impairment of mining assets	5	2,167	2,752	68,533
Management and consulting fees		1,888	—	3,716
Post retirement medical benefits		1,786	—	—
Write off of pre-paid royalty		—	—	8,318
Loss on financial instruments		147,153	15,406	34,569
Loss (profit) on sale of other assets and listed investments		606	(232)	2,984
Aborted acquisition costs		—	—	12,437
Profit on disposal of subsidiary		—	(8,609)	—
Write off of investments and loans		86	1,421	—
SELLING, ADMINISTRATION AND GENERAL CHARGES
(including stock based compensation costs of $2,503,271 (2001: $2,933,625; and 2000: $635,000) and expenses paid through the issue of shares of $Nil (2001: $315,000 and 2000: $870,000))		13,254	30,896	42,144

NET OPERATING INCOME/(LOSS)		(94,974)	(12,920)	(169,469)
NON-OPERATING INCOME
Interest and dividends		2,786	4,699	1,913
Other income		—	—	1,666
FINANCE COSTS
Interest expense		(2,385)	(5,573)	(4,501)
Debt issuance costs		—	—	(2,076)

LOSS BEFORE TAX		(94,573)	(13,794)	(172,467)
INCOME AND MINING TAX BENEFIT	6	42,864	7,005	1,724

NET LOSS AFTER TAX		(51,709)	(6,789)	(170,743)
MINORITY INTERESTS		—	258	(76)

NET LOSS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE		(51,709)	(6,531)	(170,819)
Cumulative effect of accounting change (net of income taxes of $ nil)		—	(77,950)	—

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS		(51,709)	(84,481)	(170,819)

BASIC AND DILUTED LOSS PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY		(32)	(5)	(164)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY		—	(58)	—

BASIC AND DILUTED LOSS PER SHARE (CENTS)	17	(32)	(63)	(164)

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Consolidated Balance Sheets at June 30

	Notes	2002 $'000	2001 $'000
		As restated, see note 24
ASSETS
Current Assets		53,103	59,400
Cash and cash equivalents		23,852	13,889
Listed investments		—	15,849
Receivables	7	12,213	15,541
Inventories	8	8,357	9,413
Deferred income and mining taxes	6	8,681	4,708
Mining Assets	9	72,184	103,304
Cost		182,700	223,323
Accumulated depreciation and amortization		(110,516)	(120,019)
Other Assets
Restricted cash	19	—	271
Deferred income and mining taxes	6	58,056	14,281
Non-current assets	10	13,963	16,365

Total Assets		197,306	193,621

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities		62,745	75,900
Bank overdraft		532	45
Accounts payable and accrued liabilities	11	45,862	53,197
Short term portion of long term loans	12	15,965	22,184
Income and mining taxes payable		386	78
Deferred income and mining taxes	6	—	396
Long term loans	15	25,368	7,273
Deferred income and mining taxes	6	26,542	21,030
Deferred financial liability	13	80,174	87,410
Provision for environmental rehabilitation	14	17,948	22,575
Stockholders' equity/(deficit) as per statement		(15,471)	(20,567)
Authorised
300,000,000 (2001: 200,000,000) ordinary no par value shares 5,000,000 (2001: 5,000,000) cumulative preference share
Issued
177,173,485 (2001: 154,529,578) ordinary no par value shares 5,000,000 (2001: 5,000,000) cumulative preference share
Stated capital	16	351,537	302,959
Additional paid in capital	16	33,392	30,889
Cumulative preference shares	16	107	107
Accumulated loss		(351,778)	(300,069)
Other comprehensive income		(48,729)	(54,453)

Total Liabilities and Stockholders' equity		197,306	193,621

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

Durban Roodepoort Deep, Limited
Consolidated Statements of Stockholders' Equity/(Deficit)
For the years ended June 30

	Number of Common Stock	Number of Preferred Stock	Additional paid-in capital $'000	Stated capital $'000	Preferred stock $'000	Accumulated loss $'000	Other comprehensive income $'000	Total Stockholders' equity/(deficit) $'000	Comprehensive (loss)/income $'000
BALANCE—JUNE 30, 1999, AS PREVIOUSLY REPORTED	61,661,112	5,000,000	27,320	184,280	107	(33,529)	(55,282)	122,896
Mark-to-market on listed investments							(552)
Foreign currency translation adjustments							(54,730)
Prior period adjustment, see note 25						(11,240)	2,511	(8,729)
BALANCE—JUNE 30, 1999, AS RESTATED, SEE NOTE 24						(44,769)	(52,771)	114,167
Mark-to-market on listed investments							(552)
Foreign currency translation adjustments							(52,219)
Acquisition of Hargraves Reserves NL	12,702,835			18,978				18,978
Purchase of Emperor Limited shares	3,020,077			7,003				7,003
Aborted acquisition costs — Rawas Limited	8,282,056			12,437				12,437
Acquisition of Dome Resources NL	12,389,019			20,072				20,072
Purchase of Hartebeesfontein Gold Mine	1,000,000			2,076				2,076
Issue of shares for cash	21,252,761			33,834				33,834
Exercise of employee stock options	81,750			119				119
Shares issued for services rendered	601,136			870				870
Net loss for the year						(170,819)		(170,819)	(170,819)
Stock based compensation			635					635
Share issue expenses				(1,105)				(1,105)
Other comprehensive income, net of tax of $nil
Increase in mark-to-market on listed investments							672	672	672
Foreign currency translation adjustments							(9,476)	(9,476)	(9,476)

BALANCE—JUNE 30, 2000, AS RESTATED, SEE NOTE 24	120,990,746	5,000,000	27,955	278,564	107	(215,588)	(61,575)	29,463	(179,623)

Analysis of other comprehensive income:
Mark-to-market on listed investments							120
Foreign currency translation adjustments							(61,695)

BALANCE—JUNE 30, 2000, AS RESTATED, SEE NOTE 24							(61,575)

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

Durban Roodepoort Deep, Limited
Consolidated Statements of Stockholders' Equity/(Deficit)
For the years ended June 30

	Number of Common Stock	Number of Preferred Stock	Additional paid-in capital $'000	Stated capital $'000	Preferred stock $'000	Accumulated loss $'000	Other comprehensive income $'000	Total Stockholders' equity/(deficit) $'000	Comprehensive (loss)/income $'000
BALANCE—JUNE 30, 2000 AS RESTATED, SEE NOTE 24	120,990,746	5,000,000	27,955	278,564	107	(215,588)	(61,575)	29,463
Mark-to-market on listed investments							120
Foreign currency translation adjustments							(61,695)
Acquisition of Dome Resources NL	125,082			162				162
Issue of shares for cash	19,320,000			14,771				14,771
Issue of shares for cash to repay loan	8,000,000			5,921				5,921
Exercise of employee stock options	5,743,750			4,394				4,394
Shares issued for services rendered	350,000			315				315
Net loss for the year						(84,481)		(84,481)	(84,481)
Stock based compensation			2,934					2,934
Share issue expenses				(1,168)				(1,168)
Other comprehensive income, net of tax
Increase in mark-to-market on listed investments							3,327	3,327	3,327
Foreign currency translation adjustments							3,795	3,795	3,795

BALANCES—JUNE 30, 2001 AS RESTATED, SEE NOTE 24	154,529,578	5,000,000	30,889	302,959	107	(300,069)	(54,453)	(20,567)	(77,359)

Analysis of other comprehensive income:
Mark-to-market on listed investments							3,447
Foreign currency translation adjustments							(57,900)

BALANCE—JUNE 30, 2001 AS RESTATED, SEE NOTE 24							(54,453)

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

Durban Roodepoort Deep, Limited
Consolidated Statements of Stockholders' Equity/(Deficit)
For the years ended June 30

	Number of Common Stock	Number of Preferred Stock	Additional paid-in capital $'000	Stated capital $'000	Preferred stock $'000	Accumulated loss $'000	Other comprehensive income $'000	Total Stockholders' equity/(deficit) $'000	Comprehensive (loss)/income $'000
BALANCE—JUNE 30, 2001 AS RESTATED, SEE NOTE 24	154,529,578	5,000,000	30,889	302,959	107	(300,069)	(54,453)	(20,567)
Mark-to-market on listed investments							3,447
Foreign currency translation adjustments							(57,900)
Exercise of employee stock options	10,643,907			7,634				7,634
Issue of shares for cash	12,000,000			43,503				43,503
Share issue expenses				(2,559)				(2,559)
Net loss for the year						(51,709)		(51,709)	(51,709)
Stock based compensation			2,503					2,503
Other comprehensive income, net of tax
Reclassification adjustment for net gain included in net income, net of tax.							(2,683)	(2,683)	(2,683)
Decrease in mark-to-market on listed investments							(719)	(719)	(719)
Foreign currency translation adjustments							9,126	9,126	9,126

BALANCES—JUNE 30, 2002 AS RESTATED, SEE NOTE 24	177,173,485	5,000,000	33,392	351,537	107	(351,778)	(48,729)	(15,471)	(45,985)

Analysis of other comprehensive income:
Mark-to-market on listed investments							45
Foreign currency translation adjustments							(48,774)

BALANCE—JUNE 30, 2002 AS RESTATED, SEE NOTE 24							(48,729)

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Consolidated Statements of Cash Flows

For the years ended June 30

	2002 $'000	2001 $'000	2000 $'000
	As restated, see note 24
Net cash (utilized) provided by operating activities	(64,170)	(16,670)	(664)
Net loss	(51,709)	(84,481)	(170,819)
Reconciliation to net cash provided by operations:
Rehabilitation expenses paid	—	—	(195)
Net increase (decrease) in provision for rehabilitation	445	(2,439)	3,264
Depreciation and amortization	13,933	14,984	19,887
Amortization of pre-paid royalty	—	—	868
Write-off of pre-paid royalty	—	—	4,621
Amortization of restraint of trade payments	124	229	472
Mining assets scrapped	2,167	2,752	72,791
Movement in gold in process	358	15	1,747
Expenses paid through issue of shares	—	315	870
Surplus of sale of mining assets	(331)	(57)	—
Loss (surplus) on sale of listed investment	937	(232)	2,984
Debt issuance costs	—	—	2,076
Stock based compensation expenses	2,503	2,934	635
Movement on deferred tax	(42,085)	(8,150)	(961)
Movement in net taxation liability	461	(573)	(47)
Taxation (refunded) paid	(153)	124	—
Movement in deferred financial liability	12,403	60,025	34,569
Profit on disposal of subsidiary	—	(8,609)	—
Write down of investments and loans	86	1,421	14,634
Effect of changes in operating working capital items:
Receivables	3,328	400	(408)
Inventories	698	2,747	4,598
Accounts payable (excluding short-term loans)	(7,335)	1,925	7,750
Net cash realised from (used in) investing activities	2,854	(1,239)	(52,271)
Additions to investments	(1,961)	(481)	(31,396)
Proceeds from sale of listed investments	11,070	982	27,675
Additions to mining assets	(8,188)	(6,316)	(19,654)
Proceeds on disposal of mining assets	1,662	5,879	2,033
Decrease (increase) in restricted cash	271	(982)	(1,252)
Cash paid for subsidiaries	—	(321)	(33,392)
Cash acquired in subsidiaries	—	—	3,715
Net cash generated in financing activities	67,561	11,005	55,905
Short-term loans (repaid) raised	—	(4,674)	26,886
Net proceeds from issue of shares	51,137	25,086	33,954
Share issue expenses	(2,559)	(1,168)	(1,105)
Increase (decrease) in bank overdraft	487	(2,014)	279
Long-term loans received (repaid)	18,496	(6,225)	(4,109)
Net increase/(decrease) in cash and cash equivalents	6,245	(6,904)	2,970
Effect of exchange rate changes on cash	3,718	7,007	(2,869)
Cash and cash equivalents at beginning of year	13,889	13,786	13,685

Cash and cash equivalents at end of year	23,852	13,889	13,786
Income taxes (refunded)/paid	(153)	124	—
Interest paid	2,385	5,573	4,501

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

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

  2.7 Exploration costs

        Mining exploration costs, including property acquisitions and mineral and surface rights relating to exploration stage properties, are expensed as incurred.

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

        The Rawas Shares have been included in the annual financial statements and the $12.4 million value of the shares was credited to stated capital although the issue of shares was still to be validated by the Court. The attributed $12.4 million value of the shares was written off on the income statement during fiscal 2000 as the recovery of this amount was uncertain. Loans made by the Company to members of the Rawas Group, amounting to $2.9 million, for working capital purposes, were written off in fiscal 2000. No amounts have been recovered on these transactions. See Note 7. The Company has not instituted any actions against the recipients of the Rawas Shares as each of these entities had ceded to the Company their claims against the companies in the Rawas Group in exchange for their portion of the Rawas Shares. However, legal action has begun in South Africa. The defendants are Messrs. R.A.R. Kebble, M. Prinsloo, J. Stratton, H. C. Buitendag and JCI Limited. Our claims against these defendants total R77.2 million and consist of the following:

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

        The Company also intends to pursue legal action in Australia.

  (v) Pro-forma effects of fiscal 2000 acquisitions

Pro-forma 2000 $'000
Revenue	382,410
Net loss attributable to common stockholders	(183,538)
Basic and diluted loss per share	$(1.55)

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

        The Rawas Shares have been included in the annual financial statements and the $12.4 million value of the shares was credited to stated capital although the issue of shares was still to be validated by the Court. The attributed $12.4 million value of the shares was written off on the income statement as aborted acquisition costs during fiscal 2000 as the recovery of this amount was uncertain. Loans made by the Company to members of the Rawas Group, amounting to $2.9 million, for working capital purposes, were written off in fiscal 2000. No amounts have been recovered on these transactions. See Note 7.

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

7.    RECEIVABLES

	June 30, 2002 $'000	June 30, 2001 $'000
Trade accounts receivable	4,517	7,678
Taxation receivable	3,335	2,862
Prepayments	4,206	209
Staff debtors	277	303
Amounts owing by related parties (a)	3,040	2,590
Amounts receivable under investigation by Special Committee (b)	—	5,516
Less: allowances for doubtful debts on amounts receivable under invesigation by Special Committee	—	(3,591)
Less: allowances for doubtful debts	(3,162)	(26)

	12,213	15,541

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

  •
  The advancement by the Company's subsidiaries between September 1999 and May 2000 of $3.9 million to Notable Holdings (Pty) Ltd, an Australian company for operational assistance purposes. No formal agreement was entered into by the Company and Notable at the time the advances were made.

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

        The attributed $12.4 million value of the shares issued in connection with the Rawas transaction was written off on the income statement in fiscal 2000 as aborted acquisition costs as the recovery of this amount was uncertain. Loans made by us to members of the Rawas Group, amounting to $2.9 million, were written off in fiscal 2000. No amounts have been recovered on these transactions.

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

	For the year ended June 30, 2002
	Loss $'000 (Numerator)	Shares (Denominator)	Per-share amount
Basic and fully diluted loss per share
Shares outstanding July, 1, 2001		154,529,578
Weighted average number of shares issued — 2002		7,135,070

Loss available to stockholders	(51,709)	161,664,648	(0.32)

Anti-dilutive shares		6,550,156

	For the year ended June 30, 2001
Basic and fully diluted loss per share
Shares outstanding July 1, 2000		120,990,746
Weighted average number of shares issued — 2001		13,640,253

Loss available to stockholders	(84,481)	134,630,999	(0.63)

Anti-dilutive shares		22,188,337

	For the year ended June 30, 2000
Basic and fully diluted loss per share
Shares outstanding July 1, 1999		61,661,112
Weighted average number of shares issued fiscal 2000		42,514,427

Loss available to stockholders	(170,819)	104,175,539	(1.64)

Anti-dilutive shares		17,152,834

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

        For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information follows (thousands except for earnings per share information):

	Year ended June 30, 2002	Year ended June 30, 2001	Year ended June 30, 2000
Net loss attributable to common stockholders ($'000)
— as stated ($)	(51,709)	(84,481)	(170,819)
— pro-forma ($)	(51,981)	(86,184)	(172,912)
Basic and diluted loss per share
— as stated ($)	(0.32)	(0.63)	(1.64)
— pro-forma ($)	(0.32)	(0.64)	(1.66)

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

        The Company has not established any loss accruals for legal or environmental matters, other than the rehabilitation provision discussed in note 13. There has been no loss and no reasonably possible loss for which an accrual has not been established.

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

        The Chief Operating Decision-maker is the Board of Directors, who evaluate the business based on the following geographical operational segments:

	$'000 Crown	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	2002 $'000 South African operations	2002 $'000 Australasian operations	2002 $'000 Total
Revenue	40,606	73,705	160,596	6,897	4	281,808	22,050	303,858

Result
Profit (loss) from operations	2,837	(9,169)	(70,055)	(1,387)	12,332	90,106	(4,868)	94,974
Other operating income	117	209	1,121	41	710	2,198	588	2,786
Interest paid	(837)	(8)	(800)	(3)	(421)	(2,069)	(316)	(2,385)
Taxation (charge) benefit	(15)	20,666	21,772	—	397	42,820	44	42,864

Profit (loss) after tax	2,102	11,698	(47,962)	(1,349)	11,646	47,157	(4,552)	51,709

Balance sheet
Mining assets	12,128	25,159	19,277	—	1,714	58,278	13,906	72,184

Net current assets/(liabilities)	9,520	6,637	(74,944)	(12,281)	55,462	(15,606)	5,964	(9,642)

Other information
Capital expenditure	1,064	1,793	3,305	43	163	6,368	1,820	8,188

Impairment of assets	—	—	—	—	(2,167)	(2,167)	—	(2,167)

Total number of employees						20,405	529	20,934

        The South African operations deliver their gold to The Rand Refinery Limited, which acts as their agent in the sale of gold bullion. The Australasian operations also have one customer for their gold bullion, namely N M Rothschild.

        The Australasian operations comprise Tolukuma gold mine and its related corporate structures.

	$'000 Crown	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	2001 $'000 South African operations	2001 $'000 Australasian operations	2001 $'000 Total
Revenue	39,216	59,548	168,111	6,973	183	274,030	17,295	291,325

Result
Profit (loss) from operations	5,080	6,273	(13,882)	756	(6,304)	(8,077)	(4,843)	(12,920)
Other operating income	161	239	824	11	3,193	4,428	271	4,699
Interest paid	(584)	(104)	(1,555)	(16)	(2,828)	(5,087)	(486)	(5,573)
Taxation (charge) benefit	(28)	(488)	6,877	—	(454)	5,907	1,098	7,005

Profit (loss) after tax	4,629	5,920	(7,736)	751	(6,393)	(2,829)	(3,960)	(6,789)

Balance sheet
Mining assets	16,918	31,600	23,480	—	8,007	80,005	23,299	103,304

Net current assets/(liabilities)	(22,037)	(7,178)	(16,061)	(13,672)	51,134	(7,814)	(8,686)	(16,500)

Other information
Capital expenditure	662	1,638	1,849	739	701	5,589	727	6,316

Impairment of assets	—	—	—	—	(2,752)	(2,752)	—	(2,752)

Total number of employees						18,653	463	19,116

        The South African operations deliver their gold to The Rand Refinery Limited, which acts as their agent in the sale of gold bullion. The Australasian operations also have one customer for their gold bullion, namely N M Rothschild.

        The Australasian operations comprise Tolukuma gold mine and its related corporate structures.

	$'000 Crown	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	2000 $'000 South African operations	2000 $'000 Australasian operations	2000 $'000 Total
Revenue	40,150	58,858	170,937	23,246	11,681	304,872	22,697	327,568

Result
Profit (loss) from operations	(1,326)	(3,629)	(1,905)	(25,667)	(69,916)	(102,443)	(67,026)	(169,469)
Other operating income	213	314	1,646	34	2,047	4,254	(2,751)	1,503
Interest paid	(1,134)	(132)	(2,728)	(30)	(477)	(4,501)	—	(4,501)
Taxation (charge) benefit	(59)	524	(2,469)	—	956	(1,048)	2,772	1,724

Profit (loss) after tax	(2,306)	(2,923)	(5,456)	(25,663)	(67,390)	(103,738)	(103,738)	(170,743)

Balance sheet
Mining assets	22,085	37,549	33,800	—	11,816	105,250	35,992	141,242

Net current assets/(liabilities)	(7,812)	(10,666)	6,248	(13,382)	(11,416)	(37,028)	1,969	(35,059)

Other information
Capital expenditure	6,506	5,430	2,013	2,650	975	17,574	2,080	19,654

Impairment of assets	—	—	—	(20,898)	(16,691)	(37,589)	(30,944)	(68,533)

Total number of employees						19,826	354	20,180

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

24.    RESTATEMENT OF FINANCIAL STATEMENTS

        During the year ended June 30, 1998, the Company purchased and capitalized the Argonaut mineral rights and subsequently amortized their carrying value. On January 29, 2003, the Company filed a registration statement on Form F-3 with the United States Securities and Exchange Commission. In the course of the registration process, the Company determined that the appropriate accounting treatment was to have expensed the cost of the mineral rights on acquisition, in the year ended June 30, 1998. The Company continues to be intent on exploiting the Argonaut mineral rights and applied for a prospecting permit from the Department of Minerals and Energy on January 22, 2003. To date, approval of the application is still pending. These financial statements have been restated to reflect the immediate expense of the Argonaut mineral rights during the year ended June 30, 1998.

        The Company also determined that a receivable from Rawas that arose from a loan made during the year ended June 30, 2000 and fully provided for in the year ended June 30, 2001, should have been written off in the year ended June 30, 2000. These financial statements have been restated to reflect the write off of the receivable from Rawas in the year ended June 30, 2000.

        The impact of these restatements is as follows:

	For the year ended June 30,
	2002		2001		2000
	As previously reported $'000	As restated $'000	As previously reported $'000	As restated $'000	As previously reported $'000	As restated $'000
Depreciation and amortization	(15,017)	(13,933)	(15,188)	(14,984)	(20,106)	(19,887)
Selling, administration and general charges	(13,254)	(13,254)	(33,845)	(30,896)	(39,195)	(42,144)
Loss before tax	(95,657)	(94,573)	(16,947)	(13,794)	(169,737)	(172,467)
Net loss applicable to common stockholders	(52,793)	(51,709)	(87,634)	(84,481)	(168,089)	(170,819)
Basic and diluted loss per share (cents)	(33)	(32)	(65)	(63)	(161)	(164)
	June 30,
	2002		2001
	As previously reported $'000	As restated $'000	As previously reported $'000	As restated $'000
Intangible assets	4,243	—	6,257	—
Total assets	201,549	197,306	199,878	193,621
Accumulated loss	(342,045)	(351,778)	(289,252)	(300,069)
Other comprehensive income	(54,219)	(48,729)	(59,013)	(54,453)
Stockholders' deficit	(11,228)	(15,471)	(14,310)	(20,567)

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

DURBAN ROODEPOORT DEEP, LIMITED
	By:	/s/ M. M. WELLESLEY-WOOD Name: M. M. Wellesley-Wood Title: Chairman & Chief Executive Officer
Date: September 30, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit
4.55	Confirmation, dated August 14, 2003, between Durban Roodepoort Deep, Limited and Investec Bank (Mauritius) Limited.
4.56	Amendment to Confirmation, dated September 4, 2003, between Durban Roodepoort Deep, Limited and Investec Bank (Mauritius) Limited.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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