Form 20-F
period 2003-12-15
DURBAN ROODEPOORT DEEP LTD
filed 2003-12-30
CIK 1023512

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND
EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2003
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

        As of June 30, 2003, the Registrant had outstanding 184,222,073 ordinary shares, of no par value.

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

        For the convenience of the reader, certain information in this Annual Report presented in Rand or Australian Dollars has been translated into Dollars. Unless otherwise stated, the conversion rates for currency translations for the 2003 fiscal year are R7.47 per $1.00 and A$1.50 per $1.00, which reflect the noon buying rate in New York City at June 30, 2003. For income statement amounts, the average conversion rate for Rand during the 2003 fiscal year of R9.06 per $1.00 is used. The rates used for currency translations for transactions occurring during the 2002 and 2001 fiscal years are the respective year end exchange rates for balance sheet amounts and the average exchange rate for that year for income statement amounts. By including convenience currency translations in this Annual Report, we are not representing that the Rand or Australian Dollar amounts actually represent amounts shown in Dollars or that these amounts could be converted at the rates indicated into Dollars.

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

Imperial units of measure and metric equivalents

        Units stated in this Annual Report are measured in Imperial.

Metric	Imperial	Imperial	Metric
1 metric tonne	1.10229 short tons	1 short ton	0.9072 metric tonnes
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	31.10353 grams
1 kilometer	0.62150 miles	1 mile	1.609 kilometers
1 meter	3.28084 feet	1 foot	0.3048 meters
1 liter	0.26420 gallons	1 gallon	3.785 liters
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimeter	0.39370 inches	1 inch	2.54 centimeters
1 gram/tonne	0.0292 ounces/ton	1 ounce/ton	34.28 grams/tonnes

Glossary of Terms and Explanations

Adularia	A transparent or translucent variety of common feldspar.
Anhedral	A terms applied to minerals of igneous rock that are not bounded by their own crystal faces but which have their outlines impressed upon them by adjacent minerals.
Archean	A period of the geological time scale between 2.5 and 4.6 billion years ago, the earliest part of the Precambrian.
Auriferous	Containing gold.
Breccia	Rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.
Cash cost per ounce	Cash costs are costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash costs per ounce are calculated by dividing cash costs by ounces of gold produced. Cash costs have been calculated on a consistent basis for all periods presented. This is a non-US GAAP measurement typically used in the mining industry and should not be considered a substitute measure of costs and expenses reported by us in accordance with US GAAP.
Caving	A type of mining in which the ore is blasted and drawn in a manner causing the overhead rock to cave in.
Conglomerate	A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-and-fill	A mining method in which a slice of rock is removed after blasting and replaced with a slice of fill material to provide workers with a platform to mine the next slice of rock.
Cut-off grade	The minimum in situ grade of ore blocks for which the total cash costs, excluding overhead costs, are equal to a projected gold price.
Depletion	The steadily declining amount of ore in a deposit or property resulting from extraction or production.
Diorite	An igneous rock formed by the solidification of molten material.
Euhedral	A term applied to minerals of igneous rocks that are bounded by their own crystal faces.
Galena	Lead sulphide; the principal ore of lead. It is of a bluish gray color and metallic luster and is cubic in crystallization and cleavage.
Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton of ore.
g/t	Grams per ton.
Horizon	A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
Hanging wall	The mass of rock above a geological structure.
Igneous rock	Rock which is magmatic in origin.

In-situ deposit	Reserves still in the ground calculated at a realistic stoping width, but not discounted for mining efficiencies.
Intrusive	Rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.
Life of mine	Projected life of a mining operation based on the proven ore reserves.
Metallurgical plant	A processing plant (mill) erected to treat ore and extract the contained gold.
Mineable	That portion of a mineral deposit for which extraction is technically and economically feasible.
Miocene	A epoch of the upper Tertiary period, spanning the time between 23.8 and 5.3 million years ago.
Mt	Million tons.
Ore	A mixture of valuable and worthless minerals from which the extraction of at least one of the minerals is technically and economically viable.
Pay limit	The minimum in situ grade of ore blocks for which total cash costs, including all overhead costs, are equal to a projected gold price per ounce.
oz/t	Ounces per ton.
Quartzite	A metamorphic rock consisting primarily of quartz grains, formed by the recrystallization of sandstone.
Reef	A gold-bearing sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold.
Refining	The final purification process of a metal or mineral.
Rehabilitation	The process of restoring mined land to a condition approximating its original state. In South Africa, reclamation standards are determined and audited by the South African Department of Minerals and Energy and address ground and surface water, topsoil, final slope gradients, waste handling and revegetation issues.
Sand dump	The finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Sedimentary	Formed by the deposition of solid fragmental material that originates from weathering of rocks and is transported from a source to a site of deposition.
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a surface hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials and ore. A shaft generally has more than one compartment.

Shrinkage stoping	A mining method in which a small percentage of the broken ore is drawn as the mining progresses to make room for subsequent mining activities. Most of the blasted ore is left to accumulate in the stope and is drawn after the stope is completely mined.
Slimes	The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sloughing	The localized failure of part of the slimes dam wall caused by a build up of water within the dam.
Sphalerite	Zinc sulphide.
Stope	Underground production working area.
Sub-level stoping	A method of mining in which the ore is blasted, and drawn off as it is blasted, leaving an open stope.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam	A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Telluride	A rare nonmetallic element, analogous to sulphur and selenium.
Tonnage	Quantities where the ton is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Total cost per ounce	Total costs is a non-U.S. GAAP measurement that represents the full amount of costs incurred and represents the difference between revenues from gold bullion and related by-products delivered to refineries and profits or losses before taxation. Total costs per ounce are calculated by dividing total costs by ounces of gold produced.
Tpm	Tons per month.
Up-dip mining	A mining method in which the drilled and blasted ore gravitates into slushers or gullies leaving an open space. This is normally used in narrow reefs which dip at not more than 25 degrees.
Waste rock	Low grade ore bearing rock not previously processed.
Water Research Commission	Governmental body funded by public money that does water research projects often in association with universities.
Yield	The amount of recovered gold from production generally expressed in ounces per ton of ore.

v

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The following selected consolidated financial data as of June 30, 2003 and 2002 and for the years ended June 30, 2003, 2002 and 2001 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. These consolidated financial statements have been audited by KPMG Inc. as of and for the year ended June 30, 2003 and Deloitte & Touche as of June 30, 2002 and for the years ended June 30, 2002, and June 30, 2001, whose reports with respect to these financial statements appears elsewhere in this Annual Report. The selected consolidated financial data as of June 30, 2001, 2000 and 1999 and for the years ended June 30, 2000 and 1999 are derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)

	Year ended June 30,
	2003	2002	2001	2000	1999
	$	$	$	$	$
Statement of Operations Data
Revenues	265,944	303,858	291,325	327,568	173,184
Total costs—excluding tax and minority interest	212,805	398,431	383,069	500,035	183,494
Profit/(loss) before taxes & minority interest	53,139	(94,573)	(91,744)	(172,467)	(10,310)
Income and mining tax (expense)/ benefit	(41,765)	42,864	7,005	1,724	(464)
Minority interest	—	—	258	(76)	—
Net profit/(loss) applicable to common shareholders	11,374	(51,709)	(84,481)	(170,819)	(10,774)
Basic profit/(loss) per share (cents)	6	(32)	(63)	(164)	(18)
Diluted profit/(loss) per share (cents)	4	(32)	(63)	(164)	(18)
Number of shares in issue at year end	184,222,073	177,173,485	154,529,578	120,990,746	61,661,112
Balance Sheet Data
Net assets/(liabilities)	5,236	(15,471)	(20,567)	29,463	114,167
Cash and cash equivalents	44,423	23,852	13,889	13,786	13,685
Working capital	2,419	(34,311)	(16,500)	(35,059)	501
Total assets	228,418	197,306	193,621	232,597	186,569
Long term loans	(63,149)	(25,368)	(7,273)	(15,589)	(5,910)
Stockholders' (equity)/deficit	(5,236)	15,471	20,567	(29,463)	(114,167)
Total liabilities and shareholders' equity	228,418	197,306	193,621	232,597	186,569
Non-U.S. GAAP Financial Data
Cash costs per ounce	303	212	232	267	246
Total costs per ounce	268	388	360	441	290

Total Costs and Cash Costs

        Total costs is a non-U.S. GAAP measurement that represents the full amount of costs incurred and represents the difference between revenues from gold bullion and related by-products delivered to refineries and profits or losses before taxation and includes the effects of any changes in accounting policy. Total costs per ounce are calculated by dividing total costs by ounces of gold produced.

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

        Cash costs should not be considered by investors as an alternative to net operating income or net profit applicable to common stockholders or as an alternative to other U.S. GAAP measures and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs and cash costs per ounce are useful indicators to investors and management of the performance of individual mines and our operations as a whole, as they provide:

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

        The following table lists the components of cash costs for each of the years set forth below:

	Year ended June 30,
Costs
	2003	2002	2001	2000	1999
Labor	42%	41%	32%	36%	41%
Contractor Services	22%	20%	35%	17%	19%
Inventory	25%	26%	22%	32%	24%
Electricity	11%	13%	11%	15%	16%

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

	Year ended June 30,
	2003		2002		2001		2000		1999
	$ 000's	$ per ounce	$ 000's	$ per ounce	$ 000's	$ per ounce	$ 000's	$ per ounce	$ 000's	$ per ounce
Total costs	212,805	268	398,431	388	383,069	360	500,035	441	183,494	290
Adjustments
Finance costs	(6,909)	(9)	(2,385)	(2)	(5,573)	(5)	(6,577)	(6)	(2,333)	(4)
Non-operating income	19,932	25	2,786	3	4,699	4	3,579	3	4,562	7
Selling, administration and general charges	(10,828)	(13)	(13,254)	(13)	(33,845)	(32)	(39,195)	(35)	(12,238)	(19)
Other operating costs	24,961	32	(167,522)	(163)	(101,252)	(95)	(154,358)	(136)	(17,707)	(28)
Cash costs	239,961	303	218,056	212	247,098	232	303,484	267	155,778	246
Total Ounces produced	792,996		1,027,440		1,063,609		1,134,623		632,822

        The strengthening of the Rand against the Dollar and inflationary pressures on our costs have resulted in an increase in our cash costs per ounce figure to $303 per ounce in fiscal 2003 from $246 in 1999.

        Our total cost per ounce of gold decreased to $268 in fiscal 2003 from $290 in fiscal 1999. This decrease is due to the fair value adjustment on our financial instruments, as well as foreign exchange gains or losses in 2003.

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

        Although we generated a profit of $11,374,000 for fiscal 2003, we incurred net losses of $51,709,000 for fiscal 2002 and $84,481,000 for fiscal 2001. We may continue to incur substantial losses in the future. Our profit during fiscal 2003 would have been lower if we had not experienced a 13% increase in the Dollar price per ounce of gold. Furthermore, the net losses that we incurred during fiscal 2002 would have been greater had we not experienced a 2% rise in gold prices and a 27% devaluation of the Rand against the Dollar during fiscal 2002, factors which were beyond our control. Our revenues and income are dependent on many factors such as:

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

        The Rand has experienced significant depreciation against the Dollar in recent years, with the Rand depreciating by approximately 58.6% during 2001. The long-term trend of depreciation of the Rand against the Dollar may not continue. In fiscal 2003, the Rand appreciated against the dollar by 27.9%. If the appreciation trend for the Rand continues, this change could increase our costs and reduce our revenues and profitability.

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

        Gold production at our North West and Blyvoor operations together accounted for approximately 90% of our total gold production in fiscal 2003 and 77% in fiscal 2002. This increase is due to the sale of 60% of the Crown Section to KBH on July 1, 2002. These mines are regarded as older, higher cost, lower-grade gold producers. Our ability to identify ore reserves that can be mined economically and to maintain sufficient controls on production and other costs will have a material influence on the future viability of these mines. On July 21, 2003, we entered into a 60-day review period on the North West Operations designed to restore the operations to profitability. On August 25, 2003, management announced a proposal to meet this target. This proposal was submitted to all stakeholders, including organized labor, the Department of Labor and the Department of Minerals and Energy for their input.

An agreement was reached with all labor organizations and the process was finally completed on September 21, 2003, with some 3,000 employees retrenched at a cost of $5.4 million and the placing of certain infrastructure (Shaft Number 6) on a `care and maintenance' program. This resulted in a 5% reduction of the planned production profile at the North West Operations.

        Any further negative developments affecting these operations (such as seismic events, underground fires and labor interruptions) could cause our results of operations, cash flows and the price of our securities to decline.

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

        If the price of gold rises significantly in Rand terms, it could deprive us of an opportunity to recognize gains and could increase the cash cost of electricity to us. Significant increases in the costs of our electricity would increase our production costs and decrease our profitability. At June 30, 2003, when the gold price was $346.00 per ounce and the Rand/Dollar exchange rate was R7.47, the fair value of our Eskom position was negative $30.9 million.

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

        On July 1, 2002, we sold 60% of our interest in CGR for R105 million ($10.1 million). Prior to the sale, CGR was wholly-owned by Crown Consolidated Gold Recoveries Ltd, or Crown, our wholly-owned subsidiary. Accordingly, we no longer exercise full board control over the Crown Section and cannot unilaterally cause CGR to adopt a particular budget, pay dividends or repay its indebtedness, including debt held by us. Because we do not have board control over CGR, its current management may not continue to manage CGR in a manner that is favorable to us. Decisions which reduce gold production, revenues or profitability at CGR, over which we have no control, may serve to reduce our cash flows and decrease our profitability.

The acquisition of East Rand Proprietary Mines Ltd, or ERPM, by CGR, our 40% owned company, is subject to risks and uncertainties which could have a material adverse effect on CGR and, accordingly, on our results of operations.

        In October 2002, CGR purchased ERPM, a South African gold mining company. CGR acquired ERPM as is, without indemnification for any disclosed or undisclosed liabilities, which could ultimately have a material adverse effect on CGR's results of operation and financial condition by requiring CGR to incur significant financial obligations to satisfy any liability. ERPM is exposed to all the risks applicable to a mining operation in the ordinary course. In particular, during October and November

2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. ERPM's business could suffer if such activities are repeated. Additionally, there is a regular ingress of water into the underground workings of ERPM, and the failure of the mine's pumping operations or the installed plugs could result in significant flooding. This flooding could result in ERPM incurring significant financial liability which would increase its costs and reduce its profitability.

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

        Like a number of other mining companies in South Africa, we have received financial assistance from the South African government for the pumping of extraneous water from underground mine workings in the past. However, the South African government withdrew their pumping subsidy effective April 1, 1998. With the withdrawal of the pumping subsidy, and due to the low gold price, we made the decision to cease underground operations at the Durban Deep and West Wits Sections in August 2000. During fiscal 1998 we received $1.0 million in pumping subsidies and $0.8 million in fiscal 1997, compared to total revenue of $157.7 million in fiscal 1998 and $61.7 million in 1997. We expect that the progressive flooding of both the western and central basin, where these operations are located, will eventually cause the discharge of polluted water to the surface and to local water sources. Flooding of the central basin and the western basin in the area where we have ceased mining operations may cause environmental damage for which we and other parties may be liable. We cannot estimate the amount of any potential liability to us. However, in the event of joint and several liability the amounts could be significant. The incurrence of significant financial liability could increase our costs and reduce our profitability.

If we are unable to attract and retain key personnel our business may be harmed.

        The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel, including Mark Wellesley-Wood, our Executive Chairman. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain "key man" life insurance policies on any members of our executive team. The loss of any of our key personnel could prevent us from executing our business plans. If we are unable to execute our business plans, our production may decrease, costs may increase and profitability may be reduced.

Our insurance coverage may prove inadequate to satisfy potential claims.

        We may become subject to liability for pollution or other hazards against which we have not insured or cannot insure, including those in respect of past mining activities. Our existing property and liability insurance contains exclusions and limitations on coverage. We have coverage in the amount of R5,929 million ($794 million) for assets and R2,795 million ($374 million) for loss of profits due to business interruption. These policies are limited by initial deductible amounts covering loss of surface and underground assets, losses due to seismic events and machinery breakdown. Business interruption is only covered after an initial period. The deductible amounts vary, between $1 million and $2 million for each type of loss. Claims for each and every event are limited by South African insurers to $24 million (except engineering which is limited to $48 million) and by overseas insurers in a range from $9.6 million to $96 million. In addition, we have experienced large increases in our insurance premiums recently, and insurance may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us, including claims for environmental or industrial accidents or pollution, for which coverage is not available. If we are required to meet claims which exceed our insurance coverage, our costs may increase which could decrease our profitability.

AIDS poses risks to us in terms of productivity and costs.

        Acquired Immune Deficiency Syndrome, or AIDS, represents a very serious threat to us and the mining industry in South Africa as a whole in terms of the potential reduced productivity and increased medical costs. The exact extent of infection in our workforce is not known at present. However, it is estimated by the industry that the prevalence of HIV, the virus that causes AIDS, in the mining industry workforce in South Africa is approximately 30%. Reductions in productivity and increases in medical costs would reduce our production and profitability.

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

        In particular, we estimate that approximately R7.5 billion ($1 billion) will be required to complete the first stage of the Argonaut Project, known as the Central Shaft. The current exploration and feasibility study will require approximately R500 million ($66.9 million) to complete which includes R200 million ($26.8 million) needed to complete the initial seismic survey. We may not be able to raise the finances required to complete these activities.

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

        In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002, or the Act, which was passed by parliament in June 2002. The Act will come into operation on a date to be proclaimed by the President which is expected to be sometime in 2004. Until then, the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization from the State.

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

        The new rights will be subject to a royalty payable to the State, calculated on gross revenue as proposed in the draft Royalty Bill, 2003, which was released in March 2003 for comment, and which proposes a quarterly royalty payment of three percent of gross revenue in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right.

        The Act calls for a Broad Based Socio-Economic Charter, or Charter, to be developed by the Minister within five years of commencement of the Act, but the content of which has largely been agreed with mining industry representatives (including us), and with representatives of other stakeholders. The Charter's stated objectives include;

  •
  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation,

  •
  expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities, and

  •
  promotion of beneficiation.

        The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years. It contemplates that this will be achieved by, among other methods, disposals of assets by mining companies to historically disadvantaged persons on a willing seller/willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the government in February 2003. Failure to comply with the requirements of the Charter could result in the suspension or cancellation of one or more of our licenses or cause us to be subject to fines.

        The loss of any rights or the refusal of a substituted rights could prevent us from continuing to mine at an operation. This could reduce our production capacity and profitability.

Since our labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

        We currently employ and contract approximately 19,000 people in South Africa, of whom, approximately 65% are members of trade unions or employee associations. This includes all employees of CGR and employees at ERPM. Accordingly, we are at risk of having our production stopped for indefinite periods due to strikes called by unions and other labor disputes. In South Africa, in addition to strikes, on occasion we experience work stoppages based on national trade union "stay away" days regardless of the state of our relations with workforce. We have entered into various agreements regulating wages and working conditions at our South African mines through June 30, 2005 at which time we will need to re-negotiate these agreements. Significant labor disruptions may reduce our production and cause us to incur significant costs which could reduce our profitability. We are not able to predict whether we will experience significant labor disputes in the future.

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

        The Argonaut Project will, if it is developed, be situated below the southern Johannesburg metropolitan area. Recently, local opposition groups in South Africa have managed to delay or prevent operations of other extractive enterprises. Because of this, it is possible that public opposition to the project could delay our application for the necessary permits or prevent the implementation of the project.

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

        South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. In addition, during the operational life of their mines, they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. We fund these environmental rehabilitation costs by making contributions into environmental trust funds established for each of the operations, which amounts are approved by the authorities. As of June 30, 2003, we had a total of $17.9 million invested in the funds. Changes in legislation or regulations (or the approach to enforcement of them) or other unforeseen circumstances may cause us to incur additional future environmental expenditures or increase the level or accelerate the timing of our provisioning for these expenditures.

        In the future, compliance with the Mine Health and Safety Act, 1996 (as amended) and the Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), may require significant expenditures which could reduce our profitability.

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

        We are incorporated and own significant operations in South Africa. As a result, political and economic risks relating to South Africa could reduce our production and profitability. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime and unemployment. These problems have impeded fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, we may have difficulties attracting and retaining qualified employees.

        Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign reserves have been relatively low. In the late 1980s and early 1990s, inflation in South Africa reached record highs. This increase in inflation resulted in considerable year on year increases in operational costs. In recent years, the inflation rate has decreased and as of September 2003 the inflation rate stood at 3.7%. A return to significant inflation in South Africa, without a concurrent devaluation of the Rand or an increase in the price of gold, could result in an increase in our costs which could reduce our profitability.

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

Political or economic instability or difficulties in Papua New Guinea may reduce our production and profitability.

        In Papua New Guinea, there is a greater level of political and economic risk as compared to South Africa. For example, open pit operations at the Porgera mine have been temporarily suspended in the past due to interruptions in the electrical power supply as a result of election related vandalism. There is also a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera mine's infrastructure including power, water and fuel may be at risk of sabotage. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.

        Also, the Porgera mine has, on a number of occasions, experienced delays in the granting of operating permits and licenses, necessary for this mine to conduct its lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera mine may not be able to operate for a period of time. Future government actions cannot be predicted but may impact on the operations and regulation of mines including Porgera.

        Any suspension of operations at the Porgera mine would decrease our production and profitability.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

        Durban Roodepoort Deep, Limited is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. Our operations consist of the North West Operations, the Blyvoor Section and our 40% interest in the Crown Section, all in South Africa, and the Tolukuma Section in Papua New Guinea. We also have exploration projects in South Africa, Papua New Guinea and Australia, though our principal focus is on our operations in South Africa. Gold currently accounts for more than 14% of the value of total South African exports. South Africa is the world's largest producer of gold, with an annual production of more than 400 tons according to the World Gold Council.

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

        We are a public company, formed on February 16, 1895 and our shares were listed on the Johannesburg Securities Exchange, or JSE, that year. In 1898, our milling operations commenced with 30 stamp mills. In that year, we treated 38,728 tons of ore and produced 22,958 ounces of gold. We have focused our operations on the West Witwatersrand basin which has been a gold production region for over 100 years. The Blyvoor Section and North West Operations, which is comprised of the Buffels Section and Harties Section, are predominantly underground operating mines located within the Witwatersrand Basin, exploiting gently to moderately dipping gold bearing quartz pebble conglomerates in addition to certain surface sources. The Crown Section, also located within the Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations.

        Our operational focus is to increase production, improve productivity and reduce costs. With the appreciation of the Rand against the Dollar, our cash costs for fiscal 2003 increased to $303 per ounce of gold from $212 per ounce of gold in fiscal 2002. Prior to fiscal 2003, our cash costs decreased from an average of $267 per ounce of gold in 2000 to $212 per ounce of gold in 2002. Our total costs per ounce have decreased from an average of $290 per ounce in fiscal 1999 to $268 per ounce in fiscal 2003. The decrease is primarily attributable to an increase in the profit on financial instruments. Since 1997, our production has increased from less than 170,000 ounces per year to 792,996 ounces in fiscal 2003. We currently process approximately 0.26 million tons of ore per month from underground operations with an average recovery of 0.183 ounces of gold per ton of ore. Surface production is derived from tailings dams and waste rock of approximately 0.4 million tons per month with an average recovery of 0.021 ounces of gold per ton of ore processed.

        Available attributable proven and probable reserves as of June 30, 2003 were estimated at 15.8 million ounces, as compared to approximately 16.3 million ounces at June 30, 2002 representing a 3% decrease. The decrease is primarily due to production during the year and the sale of 60% of CGR effective July 1, 2003. We seek to increase our reserves through development and to acquire additional new reserves through acquisitions. Our metallurgical plants have a combined throughput capacity of 24 million tons per annum.

        We have had a number of changes in management and in the composition of our board of directors during the last year. Our reorganized management team has made important changes to our business, most notably, a major restructuring of our hedge book. We have embraced the South African government's drive for black economic empowerment and concluded a transaction with Khumo Bathong Holdings (Pty) Ltd, or KBH, involving the sale of a 60% share of our interest in CGR. We also took positive steps to start growing our asset base and making our production profile more sustainable. For example we accelerated our exploration programs at the Tolukuma and Harties Sections. The expansion program at the Blyvoor Section has resulted in new mining areas being accessed and the ore reserves increasing.

        As a result of the increase in our proven and probable reserves since fiscal 2001, the life at the Blyvoor Section has been extended from 12 to 20 years; the life at the Buffels Section is eight years, and the Harties Section now has a life of fifteen years compared with less than 18 months when we acquired it in 1999. We believe the results are indicative of our focus and strategy under our reorganized management team.

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

        During fiscal 2002, our management reached the conclusion that our then current hedge book structure would make it difficult for us to accomplish our strategy of providing our investors with exposure to the price of gold. The total gold production committed under our hedging program, excluding the Eskom "gold for electricity" contract, as of July 1, 2001 was 802,625 ounces over a three year period. As a result of this commitment our shareholders were exposed to opportunity loss as a result of an increase in the price of gold.

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

Important Events in the Current Year

        Effective July 1, 2002, we engaged in a transaction consistent with our black empowerment strategy by entering into a share purchase agreement with Crown, Industrial Development Corporation of South Africa, or IDC, and KBH. Under this share purchase agreement, we sold 57% of our interest in CGR to IDC and 3% of our interest in CGR to KBH for a total amount of R105 million ($10.1 million), and realized a profit of R48.0 million ($5.3 million). KBH obtained an option to purchase IDC's shares of CGR. IDC and KBH also each purchased their respective share of three shareholder loans, aggregating R190.1 million ($18.3 million) owed by CGR to us.

        As part of this transaction, we loaned KBH R5.3 million ($0.7 million) to fund its initial purchase of 3% of our interest in CGR. The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 3%. This loan has a term of five years from July 1, 2002 and is repayable on demand. This loan was secured by a pledge of 48,928,824 shares of ERPM held by KBH. However, since the acquisition of ERPM by CGR, the loan is no longer secured.

        Shortly thereafter, KBH chose to exercise its option to purchase all of IDC's interest in CGR. As a result, with effect from July 15, 2002, the share capital of CGR is now owned 40% by us and 60% by KBH. Also, as part of this transaction, KBH repaid IDC's portion of the shareholder loans on behalf of CGR. Consequently, CGR now owes 60% of the loans to KBH and 40% of the loans to us.

        Also as part of this transaction, KBH subscribed for 4,794,889 of our ordinary shares for a cash subscription price of R68 million ($6.8 million). The subscription agreement entered into by us and KBH places restrictions on KBH's ability to sell or otherwise dispose of these shares.

        In October 2002, CGR entered into an agreement to acquire 100% of the outstanding share capital of and loan accounts in ERPM for R100 million ($11.0 million). In connection with this transaction, we have provided ERPM with a loan of R10 million ($1.3 million). In addition, an amount of R60 million ($8.0 million) was lent by us to CGR which CGR paid to the then shareholders of ERPM as an interest free loan. CGR has received from the shareholders, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the shareholders' claim to CGR. The South African competition authorities have approved the transaction and the R60 million ($8.0 million) loan is deemed to be part payment of the purchase price of R100 million ($11.0 million) by CGR for the acquisition of the shares and the claims of ERPM.

        On November 12, 2002 we issued $66,000,000 of 6% Senior Convertible Notes due 2006, in a private placement. We issued the notes at a purchase price of 100% of the principal amount thereof. If not converted or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006. The notes are convertible into our ordinary shares, or, under certain conditions, American Depositary Shares, or ADSs, at a conversion price of $3.75 per share or ADS, subject to adjustment in certain events. We are entitled to redeem the notes at their accreted value plus accrued interest, if any, subject to certain prescribed conditions being fulfilled, after November 12, 2005. We offered the notes only to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended, or the Securities Act, and to non-U.S. persons in reliance on Regulation S under the Securities Act.

        As a result of anticipated changes in our audit team, on December 13, 2002, we requested that Deloitte & Touche resign as our independent auditors. Deloitte & Touche indicated orally to us that effective December 31, 2002, they intended to resign and their letter dated December 31, 2002 was subsequently received. In response to this, we have engaged KPMG Inc. as our new independent accountants effective January 1, 2003. Our Audit Committee recommended, and our Board of Directors authorized and approved, the decision to accept the resignation of Deloitte & Touche and to replace them with KPMG Inc.

        The reports of Deloitte & Touche on our financial statements for the fiscal years ended 2001 and 2002 have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

        In connection with our audits for the fiscal years ended 2001 and 2002 there have been no disagreements between us and Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte & Touche would have caused Deloitte & Touche to make reference thereto in its reports on our financial statements for such years.

        During the two most recent fiscal years there have been no reportable events with regard to us.

        During the fiscal years ended 2001 and 2002, we have not, nor has any other person on our behalf, consulted with KPMG Inc. on any application of accounting principles or any other matter set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K under the Securities and Exchange Act of 1934, as amended.

        On December 16, 2002 we announced our proposed acquisition of an equity stake in Emperor Mines Limited, an Australian listed gold mining company. Emperor Mines Limited produces about 115,000 ounces of gold a year from its Vatukoula mine in Fiji. As part of the acquisition we have the right to appoint two members of the eight member board of Emperor Mines Limited. As of December 31, 2002, we had acquired on the open market 0.51% of Emperor Mines Limited for A$0.7 million ($0.4 million). By April 2003, we had increased our percentage holding in Emperor Mines Limited through additional purchases on the open market to 19.81% at a total additional cost of A$15.8 million ($9.2 million).

        Effective January 29, 2003, Mr. Nick Goodwin resigned form our board of directors.

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

        Shortly thereafter, we met with representatives of the JSE Securities Exchange, South Africa, or JSE, to discuss Ms. Eloff's allegations of insider trading. We believe these claims are without merit and at the request of the JSE, we made a public announcement denying all allegations. On September 30, 2003 the Financial Services Board indicated to us that after an investigation into the matter, no evidence had come to light to support the claims, and that no legal action would be taken against us or our officers.

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

        Effective April 24, 2003 Mr. Frik Coetzee retired from our board of directors.

        On June 20, 2003, Jacob Hendrik Dissel resigned from our board of directors effective on June 30, 2003. As of that date, he became General Manager—Group Finance.

        In June 2003, we entered into an agreement with Mogale Gold (Pty) Limited, or MGL (previously known as Bophelo Trading (Pty) Limited) for the sale of the West Wits gold plant and certain related assets for R25 million ($2.4 million) to process certain sand dumps, surface materials, freehold areas and surface right permits located at the West Wits Section. We retain the right to mine underground by virtue of certain mining titles and mining authorizations on the property. As part of the agreement, we agreed to indemnify MGL against any loss, damage or expense which MGL might incur as a result of any liability in connection with the transferred assets, the cause of which arose prior to this sale. The effective date of this sale was July 21, 2003. This agreement amends the agreement that we entered into previously with Bophelo Trading (Pty) Limited.

Important Subsequent Events

        Effective August 18, 2003, we are now included as a member of the Philadelphia Gold and Silver Index. This is a capitalization weighted index comprised of the leading publicly traded companies involved in the mining of silver and gold.

        On August 14, 2003, we entered into an option agreement with Investec Bank (Mauritius) Limited or Investec, granting Investec the option to acquire 18 million of our ordinary shares. The strike price per share of the option is 95% of the trade-weighted average price of our American Depositary Receipts, or ADRs for the 30 days prior to exercise.

        On September 4, 2003 the terms of the option were amended to increase the number of shares from 18 million to 27 million. This amount represents approximately 14.65% of our total issued and outstanding ordinary shares as of June 30, 2003. On September 8, 2003, we announced that Investec exercised the option in respect of 18 million ordinary shares at a price of $2.3967 per ordinary share for a total consideration of approximately $43 million. On September 11, 2003, we announced that Investec had exercised the remaining portion of the option, acquiring an additional 9 million ordinary shares, at a price of $2.4242 per share for a total consideration of approximately $22 million. The proceeds from this option were used to partially fund our acquisition of a 20% interest in the Porgera Gold Mine.

        On July 21, 2003, we entered into a 60-day review period on our North West Operations designed to restore the operations to profitability. On August 25, 2003, our management announced a proposal to meet this target. This proposal was submitted to all stakeholders, including organized labor, the Department of Labor and the Department of Minerals and Energy for their input. An agreement was reached with all labor organizations and the process was completed on September 21, 2003, with approximately 3,000 employees retrenched at a cost of $5.4 million and the placing of certain infrastructure (Shaft Number 6) on a "care and maintenance" program. This resulted in a 5% reduction of the planned production profile. The operations expected life remains unchanged.

        In connection with the offering of the $66,000,000 6% Senior Convertible Notes, we entered into a registration rights agreement with the initial purchaser of the notes. This agreement obligated us to file with the SEC a shelf registration statement with respect to the offer and sale of the notes and the ordinary shares or the ordinary shares underlying the ADSs issuable upon conversion of the notes. On September 30, 2003, the SEC declared effective our registration statement on Form F-3 pertaining to the notes. To date, no notes have been converted.

        On September 30, 2003 we announced that Andrea Townsend had become Company Secretary effective October 1, 2003.

        On October 14, 2003 we announced that we had reached an agreement with Oil Search Limited, or OSL, to acquire two of that company's wholly-owned subsidiaries, Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP. Also as part of this transaction, Orogen Minerals Limited, another subsidiary of OSL and parent of OMP, assigned its rights to a loan owed to it by OMP upon completion of the transaction to our subsidiary, DRD (Isle of Man) Limited. The transaction was effected through an amalgamation of OMP and MRP with our wholly-owned subsidiary, Dome Resources (PNG) Limited. As a result of the amalgamation, OMP is the surviving entity and is wholly-owned by our wholly-owned subsidiary DRD (Isle of Man) Limited.

        OML owns a 20% interest in certain mining leases, easements and exploration licenses which form part of the Porgera Mine. Placer Dome Inc. owns 75% of the assets which make up the Porgera Mine and the remaining 5% interest is owned by the Enga Provincial government and landowners. All of the various mineral tenements making up the Porgera Mine are exploited collectively by the parties. An affiliate of Placer Dome, Inc., Placer (PNG) Limited is the operator of the Porgera Mine, and is subject to the control of a Management Committee made up of representatives of the parties. Decisions regarding the assets which comprise the Porgera Mine including any sale thereof are made collectively by the parties through the Management Committee. The parties also have a right of first refusal with regard to certain assignments of assets which make up the Porgera Mine. In connection with this transaction, DRD (Isle of Man) Limited has agreed to pay up to the maximum stamp duty incurred in connection with the transaction. The maximum amount of this duty is $3.69 million. DRD

(Isle of Man) Limited has also agreed to pay any stamp duty top up, as calculated in the Deed of Amalgamation entered into in connection with this transaction. All or a portion of these amounts may be refunded to DRD (Isle of Man) Limited.

        This collective arrangement is referred to as the Porgera Joint Venture. Each party has the right to own and to take in kind and dispose of its share of all ores, concentrates and refined products produced by the Porgera Mine. Each party also pays for its proportionate share of the costs associated with the mining activities.

        As part of the acquisition we have offered 5% of our assets in the Progera Mine to Mineral Resources Enga, on behalf of the Enga Provincial Government and landowners in Papua New Guinea.

        All conditions precedent to this transaction have been met and approval from the Papua New Guinea Central Bank was obtained on November 19, 2003. SARB approval was obtained on September 4, 2003. We received approval of the transaction from the Investment Promotion Authority of Papua New Guinea on December 16, 2003. The final purchase price was $73.3 million, which was comprised of $57.22 million in cash and 6,643,902 ($16.08 million) of our ordinary shares. This amount may be subject to certain post-closing adjustments which have not yet taken place.

        On October 23, 2003, we announced that Douglas Blackmur had joined our board of directors.

        On November 4, 2003, we issued 3,000,000 ordinary shares to Investec in exchange for gross cash proceeds of $8 million which was used to cover restructuring expenses at our North West Operations.

        On December 19, 2003, Mr. Mark Wellesley-Wood was appointed Executive Chairman, Mr. Ian Murray was appointed Chief Executive Officer and Chief Financial Officer, and Mr. Geoffrey Campbell was appointed Senior Non-Executive Director.

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

  •
  Providing Exposure to Gold Price.  Our objective is to build a company which offers investors a high level of gearing to the gold price combined with prudent financial safeguards. To accomplish this, we have undertaken a major restructuring of our hedge book. Our investors now have an increased participation in any rise in the price of gold and we do not intend to cause this to change. We have retained some protection, such as our "gold for electricity" contract with Eskom, against a decrease in the price of gold and we will consider protecting our marginal production and capital programs as appropriate. As a result of the protection that we have in place, we have an exposure to opportunity loss as a result of increasing gold prices. Under the terms of our agreement, we pay Eskom standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October we adjust the cost incurred in that period in accordance with an established formula based on gold price. The gold price adjustment is based on the notional amount of 15,000 ounces of gold multiplied by the difference between the contracted gold price (the price that was agreed on the date of the transaction for a determined period) and the arithmetic average of London PM fix for each business day in the calculation period. This contract expires in September 2005.

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

        CGR's acquisition of ERPM is an example of CGR's acquisition strategy. We have provided financial support for the transaction as well as the managerial expertise to run the operation. ERPM is an under-performing mine located to the east of Johannesburg with extensive underground workings and a number of surface tailings dams and dumps. This transaction offers:

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

        CGR acquired ERPM without indemnification for any disclosed or undisclosed liabilities, as the seller was unwilling to provide such indemnification. In the course of negotiations, a due diligence investigation was conducted. As a result of this investigation, the initial purchase price was reduced by approximately R40 million to reflect potential liability at the time the acquisition was entered into.

West Witwatersrand Basin Geology

        Blyvoor Section and North West Operations, which is comprised of the Buffels Section and Harties Section, are predominantly underground operating mines located within a geographical region known as the Witwatersrand Basin, exploiting gold bearing reefs in addition to certain surface sources. Crown Section, also located within the Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. Our underground operations are typical of the many operations in the area which together have produced approximately 44,092 tons of gold over a period of more than 100 years.

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

Our Metallurgical Plants and Processes

  •
  North West Operations

        Metallurgical processing facilities at our North West Operations include four operating plants one serving the Buffels Section, known as the Buffels Plant, and three serving the Harties Section, namely the No. 2 Gold Plant, or 2GP, the Low Grade Gold Plant, or LGGP, and the No. 7 Gold Plant or 7GP. These have a combined operating capacity of 783,000 tons per month, or tpm. Currently, 2GP treats underground sources with LGGP and 7GP processing surface sources. LGGP also treats oversize screened ore from 2GP feed.

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

        The current circuit comprises a split stream for milling surface sources and underground ore prior to conventional thickening, cyanide leaching, filtration, zinc precipitation through a Merrill Crowe system and smelting to doré. Both surface waste and underground milling circuits consist of dedicated SAG mills operating in closed circuits with hydrocyclones. The mill product from surface sources is further enriched through a flotation circuit, the concentrate being combined with the milled underground ore prior to the leach circuit. The current operating capacity is approximately 322,500tpm which is split as 59,500tpm and 263,000tpm for the underground and surface materials respectively. As a result of the relatively recent commissioning, the comminution and flotation circuits are in a very good condition both mechanically and structurally.

        On June 5, 2003, we awarded a R100 million ($12.2 million) contract for the upgrading of the Buffels plant to the South African engineering firm, MAED. The upgraded plant will treat underground ore at a rate of 209,000tpm and surface waste rock at a rate of 77,000tpm. We anticipate that the upgrade will allow us to significantly reduce operating expenses and increase gold recovery at this plant. As of November 30, 2003, work had not begun on this contract.

        2GP:    Commissioned in 1954, this plant, also known as the High Grade Plant, is comprised of a circuit including multi-stage crushing and milling, flotation, leaching, filtration, zinc precipitation and smelting to doré. The pyrite concentrate from the flotation circuit undergoes cyanidation, during which the majority of gold dissolution takes place. The flotation residues are further processed through a slimes leach circuit. Pyrite concentrates are subsequently oxidised through a roasting operation with sulphuric acid being produced as a by-product and the resultant calcine undergoing further cyanidation for additional gold recovery. We recently de-commissioned the Kemix pumpcell scavenging plant at this site. The operating capacity of the plant was 176,300tpm. This plant was in need of extensive upgrades and we began demolition of the plant in October 2003.

        LGGP:    Commissioned in 1987, this plant, also known as the Low Grade Plant or the North Plant, is comprised of a circuit including crushing, closed circuit milling, thickening, cyanidation and gold recovery in a Carbon-In-Pulp, or CIP, plant, elution, electrowinning and smelting to doré. The current operating capacity of the plant is 170,000tpm. This plant is currently being used to process ore that was previously processed at the 2GP and 7GP plants.

        7GP:    Commissioned in 1963, this plant is comprised of a circuit including crushing and milling closed by hydrocyclones, and pyrite flotation producing a concentrate for transportation by road tanker to 2GP, where it is further treated in the pyrite section for gold and sulphruic acid production. Sulphur is currently added to the flotation plant feed to improve flotation performance and produce a concentrate capable of being processed through the acid plant circuit. The operating capacity of the plant was 94,000tpm. Recently, this plant has been used to mill open pit material for cyanidation at 2GP. We began demolishing this plant in November 2002 and we plan to complete the demolition in December 2003.

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

        Metallurgical processing facilities at Blyvoor Section are comprised of a single metallurgical plant. The process route is based on a conventional flowsheet comprising multi-stage crushing, open circuit primary and closed circuit secondary milling with hydrocyclones, thickening and cyanide leaching in a Carbon-in-Pulp, or CIP, carousel arrangement. The gold is recovered through electrowinning followed by smelting to doré. The circuit was recently modified by the closure of the original gold recovery system and the commissioning of a modern carbon Kemix pumpcell plant.

        At the beginning of fiscal 2003, the Blyvoor Section began a feasibility study looking at the opportunity to re-mine and treat the slimes dam material from slime dimes 4 and 5. As a result of the study it was estimated that there is approximately 25 million tons of material at an estimated grade of 0.02 ounces per ton. It is estimated that this project has a life of approximately 10 years. Modifications are being made to the existing plant to enable processing of this material, with the commissioning due to be completed by the end of December 2003.

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

  •
  West Wits Section

        The metallurgical plant at West Wits was taken over by Crown for processing sand dumps only during 2000. Underground and open-cast mining ceased at this section in August 2000. In June 2002, we entered into an agreement with MGL for the sale of the West Wits gold plant and certain related assets. The effective date of this sale was July 21, 2003. This agreement was subsequently amended by a Memorandum of Agreement on June 6, 2003.

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

  •
  Emperor Mine

        The Emperor plant was built in 1997. The plant consists of two parallel grinding mills, namely a Smidth grinding mill and a larger Morgardshammer mill. The combined capacity of the mills is approximately 66,000 tpm. There are also two flotation circuits, one for slimes washed from the ore, and a conventional sulphide circuit for the grinding circuit product. Both concentrates are combined in a thickener, and then placed directly into a CIP circuit. Loaded carbon is stripped and combined with the calcine pregnant solution for zinc precipitation and smelting into bars.

  •
  Porgera Mine

        The Porgera plant was completed in 1996. The mill has undergone four stages of improvement and expansion throughout its life. Stage I, comprising a concentration and leach/CIP circuit, commenced operations in September 1990, producing gravity concentrate and sulphur flotation concentrate for leaching to recover gold and silver. Stage II was commissioned in October 1991 and involved the processing of the sulphide flotation concentrate and previously stockpiled Stage I concentrate in a pressure oxidation circuit. Gold removed by pressure oxidation is recovered through a CIP cyanide leach circuit, followed by site refining into doré. In September 1992, Stage III was placed into commercial use. This stage expanded both the underground mine and mill facilities. Stage IV-A of the project commenced operation during October 1993, further expanding mining operations and the mill facilities. Stage IV-B, completed in the first quarter of 1996, added a second SAG mill and large ball mill, to increase nominal mill throughput from 11,000 tons per day to 19,500 tons per day. This expansion included a 385 tons per day oxygen plant, a 165 tons per day lime kiln and increased flotation and leaching capacity. Process water storage and the Hides power plant generation capacity, together with other infrastructure were also increased to support this expansion. The open pit mining fleet capacity was expanded in 1997 from 165,000 tons per day to 231,500 tons per day to provide for the increase in mill feed. In 1999, a further flotation expansion was installed to improve recoveries, and additional oxygen capacity was added to increase autoclave throughput. Four Knelson concentrators were installed in 1999, to remove free gold ahead of the flotation circuit. In 2001, an Acacia reactor was commissioned to treat the Knelson concentrate, and modifications were made to the grinding and CIP circuits.

Marketing

        All gold produced by our South African operations is sold by the Rand Refinery Ltd, after refining under an agreement signed by us in October 2001. At our various operations the gold bars which are produced consist of approximately 85% gold, 7-8% silver and the balance copper and other common elements. The gold bars are sent to the Rand Refinery Ltd for assaying and final refining where the gold is purified to 99.9% purity and cast into troy ounce bars of varying weights. Rand Refinery Ltd then sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold, with the proceeds remitted to us in Rand within two days. In exchange for this service, we pay Rand Refinery Ltd a variable refining fee plus fixed marketing, loan and administration fees. We currently own 10.6% of Rand Refinery Ltd (which is jointly owned by South African mining companies) and Mr. Wayne Koonin, our Divisional Director: Group Finance, is also a director of Rand Refinery Ltd. Mr. Ilja Graulich, our General Manager—Investor Relations, is an alternate director of Rand Refinery Ltd.

        The gold produced in Papua New Guinea by Tolukuma is sold directly to N.M. Rothschild under an agreement signed by us in December 2001. Proceeds for gold sold are received within two days. The selling price is determined by the previous day's London afternoon fixed price and we are paid in Dollars. We do not have an interest in N.M. Rothschild.

        The gold produced from the Porgera Mine in Papua New Guinea is sold directly to Bankwest. Proceeds for gold sold are received within two days. The selling price is determined by the spot price at the time of sale and we are paid in Dollars. We do not have an interest in Bankwest.

        The gold produced in Fiji by Emperor is sold directly to AGR Mathay (Perth). Proceeds for gold sold are received within two days. The selling price is determined by the London A.M. Closing price on the day of sale and Emperor is paid in Dollars. Neither Emperor nor we own an interest in AGR Mathay (Perth).

Total Ore Reserves (all mines)

        Only those reserves which qualify as proven and probable reserves for purposes of the SEC's Industry Guide Number 7 are presented in this Annual Report. The following definitions apply:

Reserves:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Proven (Measured) Reserves:	Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.
Probable (Indicated) Reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation

        The ore reserve is reported by the mineral resource department of each mine and the reports are compiled by the Group Mineral Resources Manager. The Tolukuma Mine ore reserve is reported by Michael John Bird, Chief Exploration Geologist.

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

        The international mining consulting firm of Resource Service Group has reviewed the 2003 ore reserves, to the extent of our current mining plans. This included initial site visits, a full independent review of each of our operations and the preparation of a reserve statement.

        Our attributable proven and probable reserves as of June 30, 2003 and June 30, 2002 are set forth in the table below. The reserve figures as of June 30, 2003 were based on the then prevailing gold price of $350 per ounce (R96,500 per kilogram) and the then prevailing exchange rate of R8.58 to $1.00. The reserve figures as of June 30, 2002 were based on the then prevailing gold price of $320 per ounce (R102,882 per kilogram) and the then prevailing exchange rate of R10 to $1.00. This 6% decrease in the Rand per kilogram gold price, and the sale of 60% of the Crown Section resulted in a 3% decrease in our total proven and probable reserves, indicating the sensitivity of our reserves to the Rand gold price. At June 30, 2003, the Rand gold price per kilogram was R83,097.

	June 30,
	2003			2002
	Tons	Grade	Gold	Tons	Grade	Gold
	(mt)	(g/t)	('000 ozs.)	(mt)	(g/t)	('000 ozs.)
Underground
Harties Section
- Proven Reserves	21.58	6.79	4,714	19.27	7.1	4,396
- Probable Reserves	11.33	6.38	2,323	13.54	6.0	2,610
Buffels Section
- Proven Reserves	1.47	7.45	351	3.11	6.4	636
- Probable Reserves	3.60	7.07	818	1.71	6.2	342
Blyvoor Section
- Proven Reserves	15.60	7.67	3,848	19.23	6.9	4,261
- Probable Reserves	6.32	6.74	1,368	15.47	5.5	2,725
Tolukuma Section
- Proven Reserves	0.18	15.99	91	0.064	16.7	34
- Probable Reserves	0.13	12.02	50	0.098	13.9	44
Crown Section (Attributable)(1)
- Proven Reserves	2.17	6.20	432	—	—	—
- Probable Reserves	0.89	6.86	196	—	—	—
Emperor Section (Attributable)(1)
- Proven Reserves	0.30	9.98	95	—	—	—
- Probable Reserves	0.24	9.67	73	—	—	—
Total Underground
- Proven Reserves	41.29	7.18	9,532	41.69	7.0	9,324
- Probable Reserves	22.50	6.67	4,828	30.81	5.8	5,723
Total Underground Reserves	63.79	7.00	14,360	72.50	6.5	15,047

Surface
Harties Section
- Proven Reserves	—	—	—	—	—	—
- Probable Reserves	0.93	0.70	21	2.26	0.7	352
Buffels Section
- Proven Reserves	—	—	—	—	—	—
- Probable Reserves	8.74	0.91	257	18.55	0.6	54
Blyvoor Section
- Proven Reserves	28.67	0.61	564	7.33	1.1	249
- Probable Reserves	—	—	—	—	—	—
Crown Section (Attributable)(1)
- Proven Reserves	24.09	0.64	492	19.57	0.6	403
- Probable Reserves	5.22	0.55	92	5.82	0.7	133
Total Surface
- Proven Reserves	52.76	0.62	1,056	26.90	0.8	652
- Probable Reserves	14.89	0.77	370	26.63	0.6	539
Total Surface Reserves(1)	67.65	0.66	1,426	53.53	0.7	1,191

Open Pit
Harties Section
- Proven Reserves	—	—	—	—	—	—
- Probable Reserves	—	—	—	0.52	1.5	25
Tolukuma Section
- Proven Reserves	0.01	21.21	0.585	—	—	—
- Probable Reserves	0.00	28.72	2.488	—	—	—
Total Open Pit
- Proven Reserves	0.01	21.21	0.585	—	—	—
- Probable Reserves	0.00	28.72	2.488	0.52	1.5	25
Total Open Pit Reserves	0.01	26.90	3.073	0.52	1.5	25

Total Proven and Probable Reserves(1)(2)	131.44	3.74	15,789	126.50	4.0	16,263

(1)
Total proven and probable reserves for 2003 reflects our attributable 40% interest in the Crown Section which includes ERPM, and our attributable 19.81% interest in the Emperor Section. Total proven and probable reserves for 2002 reflects our attributable 40% interest in the Crown Section, subsequent to our sale of 60% in the Crown Section with effect July 1, 2002.

(2)
The reserves listed in the above table are estimates of what can be legally and economically recovered from operations and, as stated, are estimates of mill delivered tons, including all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserves.

        The approximate metallurgical factors for the 2003 reserves shown in the above table are as follows: Harties Section—96% (surface—80%); Buffels Section—96% (surface—75%); Blyvoor Section—95% (surface—60%); Crown Section—61%; Emperor Section—89.1%; and Tolukuma Section—90%.

        The following table shows the average drill/sample spacing (rounded to the nearest foot) for each category of reserves at our mines:

Mine	Proven Reserves	Probable Reserves
Harties Section	20 ft. by 27 ft.	246 ft. by 787 ft.
Buffels Section	20 ft. by 39 ft.	131 ft. by 164 ft.
Blyvoor Section	16 ft. by 24 ft.	98 ft. by 492 ft.
Crown Section	328 ft. by 328 ft.	328 ft. by 328 ft.
Tolukuma Section	7 ft. intervals	7 ft. intervals
Emperor Section	49 ft. by 656 ft.	49 ft. by 656 ft.

        In fiscal 2003, the pay-limit approach was applied to the mineralized material database of our various shafts or business units in order to determine the tonnage and grade available for mining. In fiscal 2002, we also used the pay-limit approach to select ore for mining.

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

        The underground reserves quoted as of June 30, 2003 are sensitive to operating costs and gold price assumptions as shown in the table below. These sensitivities are presented to give an indication of changes in reserves relative to the gold price assumptions used. All sensitivities have been calculated at the then prevailing exchange rate of R8.58 to $1.00.

	$290/oz			$320/oz			$350/oz			$380/oz
Operation
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	Mt	g/t	'000 ozs	Mt	g/t	'000 ozs	Mt	g/t	'000 ozs	Mt	g/t	'000 ozs
Harties Section
Proven	17.2	7.5	4,160	19.5	7.1	4,472	21.6	6.8	4,714	23.0	6.6	4,858
Probable	10.5	6.2	2,114	11.9	6.1	2,333	12.3	5.9	2,344	13.5	5.7	2,477
Total	27.7	7.0	6,274	31.4	6.7	6,805	33.9	6.5	7,058	36.5	6.3	7,335
Buffels Section
Proven	0.7	8.5	205	1.1	7.9	291	1.5	7.5	351	1.7	7.2	389
Probable	9.9	1.8	563	11.0	2.3	806	12.3	2.7	1,075	14.1	3.1	1,394
Total	10.6	2.2	768	12.1	2.8	1,097	13.8	3.2	1,426	15.8	3.5	1,783
Blyvoor Section
Proven	40.2	3.0	3,820	42.5	3.1	4,170	44.3	3.1	4,412	45.6	3.1	4,576
Probable	4.0	7.9	1,006	4.9	7.3	1,169	6.3	6.7	1,368	8.5	6.3	1,717
Total	44.2	3.4	4,826	47.4	3.5	5,339	50.6	3.6	5,780	54.1	3.6	6,293
Crown Section
Proven	12.7	1.3	531	22.5	1.0	739	26.3	1.1	924	26.8	1.2	997
Probable	6.4	1.3	266	8.7	1.4	384	6.1	1.5	288	7.9	1.3	337
Total	19.1	1.3	797	31.2	1.1	1,123	32.4	1.2	1,212	34.7	1.2	1,334
Tolukuma Section
Proven	0.2	16.1	91	0.2	16.1	92	0.2	16.0	92	0.2	16.0	92
Probable	0.1	14.9	36	0.1	13.4	46	0.1	12.4	52	0.1	12.4	52
Total	0.3	15.7	127	0.3	15.1	138	0.3	14.5	144	0.3	14.5	144
Total*
Proven	71.0	3.9	8,807	85.7	3.5	9,764	93.8	3.5	10,493	97.3	3.5	10,912
Probable	30.9	4.0	3,985	36.7	4.0	4,738	37.2	4.3	5,127	44.1	4.2	5,977
Total	101.9	3.9	12,792	122.4	3.7	14,502	131.0	3.7	15,620	141.3	3.7	16,889

*
Attributable operations, excluding Emperor, only

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

    During 1999, we allotted and issued 8,282,056 ordinary shares pursuant to the Rawas transaction. We refer to these as the Rawas Shares. The Rawas Shares were issued to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Rio Tinto Rawas Holdings Ltd, Continental Goldfields Ltd., Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia (Pty) Ltd, all of which were creditors of Laverton or its subsidiaries, in anticipation of receiving shares in and claims against the companies in the Rawas Group and the rights to the Rawas mine. The Rawas Shares were allocated to each creditor based on its relative exposure. No proper valuation proceedings were conducted prior to the issuance. At the time, our then executive chairman, Mr. R.A.R. Kebble was a director of Laverton and JCI Gold Limited.

    In about May 2000, certain irregular transactions in our offshore companies, that were initiated from our offices in Perth Australia, came to light. A special committee was appointed by our Board to investigate these transactions. Evidence has come to light revealing that the Rawas Shares were issued without our legal authority and suggesting that this occurred as a result of a transaction entered into for the benefit of certain third parties. Upon discovery by the board of the unlawful transactions, the board decided to rescind the Heads of Agreement and the Memorandum of Understanding. Because of this, we never received the shares in Rawas.

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

    The Rawas Shares issued for the transaction have been included in the annual financial statements and the attributed $12.4 million value of the Rawas Shares issued was credited to stated capital, although the issue of the Rawas Shares was still to be validated by the Court. The attributed $12.4 million value of the Rawas Shares was written off on the income statement as aborted acquisition costs during fiscal 2000, as the recovery of this amount was uncertain. Additionally all costs associated with this aborted acquisition, including loans made by us to members of the Rawas Group, were written off in 2001.

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

  •
  On October 10, 2002, CGR entered into an agreement to purchase the entire issued share capital and all shareholder claims of ERPM. CGR paid a purchase price of R100 million ($11.0 million) for this acquisition. CGR acquired ERPM without indeminification for any disclosed or undisclosed liabilities, as the Seller was unwilling to provide such indemnification. In the course of negotiations, a due diligence investigation was conducted. As a result of this investigation, the initial purchase price was reduced by approximately R40 million ($4.4 million) to reflect potential liability at the time the acquisition was entered into.

  •
  On December 16, 2002 we announced our proposed acquisition of an equity stake in Emperor Mines Limited, an Australian listed gold mining company. Emperor Mines Limited produces about 115,000 ounces of gold a year from its Vatukoula mine in Fiji. As part of the acquisition we will have the right to appoint two members of the eight member board of Emperor Mines Limited. As of December 31, 2002, we had acquired on the open market 0.51% of Emperor Mines Limited for A$0.7 million ($0.4 million). By April 2003, we had increased our percentage holding in Emperor Mines Limited through additional purchases on the open market to 19.81% at a total additional cost of A$15.8 million ($9.2 million)

  •
  On October 14, 2003 we announced that we had reached an agreement with OSL to acquire two of that company's wholly-owned subsidiaries, OMP and MRP. The transaction was affected through the amalgamation of OML and MRP and our wholly-owned subsidiary, Dome Resources (PNG) Limited. As part of the acquisition, we have offered 5% of our assets in the Porgera Mine to Mineral Resources Enga, on behalf of the Enga Provincial Government and landowners in Papua New Guinea.

    All conditions precedent to this transaction have been met and approval from the Papua New Guinea Central Bank was obtained on November 19, 2003. SARB was obtained on September 4, 2003. We received approval from the transaction from the Investment Promotion Authority of Papua New Guinea on December 16, 2003. The final purchase price was $73.3 million, which was comprised of $57.22 million in cash and 6,643,902 ($16.08 million) of our ordinary shares. This amount may be subject to certain post-closing adjustments which have not yet taken place.

Labor Relations

        We currently employ and contract approximately 19,000 people, approximately 70% of whom are members of trade unions or employee associations. This includes all employees of CGR and ERPM.

        South Africa's labor relations environment remains a platform for social reform, while the political transitions that have taken place in the country have reduced the impact of organized labor on political transformation. National Union of Mineworkers, or NUM, the major union in the mining industry in South Africa, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the South African Communist Party as it is the biggest affiliate of COSATU. A two-year wage agreement for 2003-2005 has been signed with the NUM, which provides for an average wage increase of 9.12% for Category 3-8 employees for the first year of the agreement and an inflation linked increase for the second year. Wage agreements were also signed with the other recognized Unions and Associations.

        ERPM has recently experienced an unprotected strike action in protest against the suspension of several prominent NUM Shaft Stewards. The strike was quickly resolved and the case was referred to independent arbitration.

        We recently experienced a labor strike by contractor employees at the Buffels Section over minimum wage levels at the operation. The strike lasted for four days. The contractor reached a settlement with NUM. The strike caused minimal disruption of the Buffels Section and gold production was virtually unaffected.

        On July 21, 2003, we entered into a 60-day review period on our North West Operations designed to restore the operations to profitability. On August 25, 2003, our management announced a proposal to meet this target. This proposal was submitted to all stakeholders, including organized labor, the Department of Labor and the Department of Minerals and Energy for their input. An agreement was reached with all labor organizations and the process was completed on September 21, 2003, with approximately 3,000 employees retrenched at a cost of $5.4 million and the placing of certain infrastructure (Shaft Number 6) on a "care and maintenance" program. This resulted in a 5% reduction of the planned production profile. The operations expected life remains unchanged.

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

        Under the Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for death or disability arising in the course of their work. We have contributed approximately R58 million ($6.4 million) over the past three fiscal years under the COID Act. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment.

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

        AIDS represents a very serious threat to us and the industry in South Africa as a whole in terms of the potential reduced productivity and increased medical costs. The exact extent of infection in our workforce is not known at present, although it is roughly estimated by the industry that the prevalence of HIV, the virus that causes AIDS, in the industry is currently about 30%. We have several AIDS awareness campaigns in place at our operations.

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

  Mineral and Petroleum Resources Development Act, 2002

        In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002, or the Act, which was passed by parliament in June 2002. The Act will come into operation on a date to be proclaimed by the President which is expected to be during or shortly after March 2004. Until then, the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization from the State.

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

        The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Royalty Bill, 2003, which was released in March 2003 for comment, and which proposes a quarterly royalty payment of 3 percent of gross revenue in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right.

        The Act calls for a Broad Based Socio-Economic Empowerment Charter, or Charter, to be developed by the Minister within five years of commencement of the Act, but the content of which has largely been agreed with mining industry representatives (including us), and with representatives of other stakeholders. The Charter's stated objectives include:

  •
  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation,

  •
  expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities, and

  •
  promotion of beneficiation.

        The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years. It contemplates that this will be achieved by, among other methods, disposals of assets by mining companies to historically disadvantaged persons on a willing seller willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the government in February 2003. Failure to comply with the requirements of the Charter could result in the suspension or cancellation of one or more of our licenses or cause us to be subject to fines. The severity of these potential consequences has yet to be determined as the Charter was only recently published and the South African government has not yet finalized the score card.

        We fully support the notion that the mining industry and the wider South African economy must find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. We have made progress in adjusting the ownership structure of our South Africa mining assets and the composition of our management consistent with the Charter's spirit. An example of this progress is our recent sale of 60% of our interest of CGR to KBH, which is a black empowerment company. We believe that will meet the Charter's targets in accordance with the scorecard.

        However, at this point we are unable to set out a definitive timeline of when we will comply with our objectives before the expiration of the 10 year time limit as the legislation was only recently passed. We are also unable to identify any permits, rights or investments which we may lose for any non-compliance. The provisions of the Charter apply to each mining company individually. Accordingly, it is not possible for us to meet our obligations by disposing of our less profitable operations which would undermine the objectives of the Charter. As transactions to comply with the Charter are to be at fair market value, we do not anticipate incurring any loss in fulfilling our obligations provided that we are able to identify suitable partners that are able to acquire adequate funding.

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

        The Porgera Joint Venture has approval to work the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract, or the MDC, between the Government of Papua New Guinea and the members of the Porgera Joint Venture. The MDC specifies, inter alia, the annual rents that must be paid for the Special Mining Lease, or SML, and the various classes of compensation that are payable to the landowners for the various land uses. The SML, which expires in 2019, encompasses approximately 2,240 hectares including the mine area and the areas in which the project infrastructure is located. There is no expiration date for the MDC, but it is tied to the continuation of the SML. Leases for mining purposes have also been awarded by the Government of Papua New Guinea for land use associated with the mining operation such as waste dumps, campsite, and airstrip. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps. These permits are renewable on a regular basis and are subject to public hearing before approval. The Porgera Joint

Venture runs an extensive environmental monitoring program to ensure compliance with the requirements of these permits.

        The Porgera Mine is operated subject to the requirements of the Mining Act and the Mining Safety Act as applied by the Papua New Guinea Government. All requisite licenses and permits are kept in good standing.

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

Employees

        The geographic breakdown of our employees (including contractors who are contracted employees employed by third parties) was as follows at the end of each of the past three fiscal years:

	Year ended June 30,
	2003	2002	2001
South Africa	18,766	20,405	18,653
Papua New Guinea	472	529	463
Total	19,238	20,934	19,116

        The total number of employees of 19,238 comprises 4,426 contractors and 14,812 employees who are directly employed by us and our group companies. The decrease in the number of employees in 2003 is due to the sale of 60% of our interest in the Crown Section as well as retrenchment of approximately 3,000 employees at the North West Operations.

        As of June 30, 2001, 2002 and 2003, the breakdown of our employees by main categories of activity was as follows:

	Year ended June 30,
Category of Activity
	2003	2002	2001
Mining—Our employees	9,877	9,239	6,750
Mining—Contractors	4,426	6,172	6,154
Engineering	2,871	3,064	3,621
Metallurgy	960	1,244	1,465
Mineral Resources	361	356	300
Administration	243	281	282
Environmental	155	187	187
Human Resources	185	174	164
Medical	129	159	134
Safety	31	35	59

        The relationship between management and labor unions remains good. The DRD/NUM Consultative Forum has been established to discuss matters pertinent to both parties at group level, while operations level forums continue to deal with local matters. The 2003/2005 wage negotiations were concluded without industrial action which had been threatened. The retrenchment of approximately 3,000 employees at the North West Operations was also concluded without any incidents of industrial action.

        There were no material incidents of industrial action or labor unrest at our operations during fiscal year 2003.

        We recently experienced a labor strike by contractor employees at the Buffels Section over minimum wage levels at the operation. The strike lasted for four days. The contractor reached a settlement with NUM. The strike caused minimal disruption of the Buffels Section and gold production was virtually unaffected.

C.    ORGANIZATIONAL STRUCTURE, PROPERTY, PLANTS AND EQUIPMENT

        The following chart shows our structure as of November 30, 2003. All of our subsidiaries are incorporated in South Africa unless otherwise indicated.

        Below are maps showing the locations of our mines and projects in South Africa, New Guinea and Fiji.

Description of Significant Subsidiaries, Properties and Mining Operations

        As of November 30, 2003, we had the following significant subsidiaries and operations:

South Africa

  •
  Buffelsfontein Gold Mines Ltd

        Buffels was incorporated and registered as a public company in South Africa on September 20, 1995 under the name Camelian Investments (Pty) Ltd. Camelian Investments (Pty) Ltd. changed its name to Buffelsfontein Gold Mines Ltd on December 29, 1995. As of December 31, 1995, Buffels acquired the assets and liabilities of the Buffelsfontein mine division of Buffelsfontein Gold Mines Company Limited previously managed by Gencor Limited, a South African mining company. We acquired Buffels on September 15, 1997. On August 16, 1999, Buffels acquired both the Harties business assets and the Hartebeestfontein Gold Mining Company Limited, or Hartebeestfontein, from Avgold Limited. Hartebeestfontein was incorporated as a public company in South Africa on June 20, 1949 and is now dormant. We refer to the Buffels and Harties Sections collectively as the North West Operations.

  North West Operations

        The Buffels Section is located 100 miles southwest of Johannesburg near the towns of Stilfontein and Klerksdorp, North West Province, and is reached via the Johannesburg-Potchefstroom-Kimberley highway. The mine's infrastructure includes the shaft complexes, metallurgical plants and its associated tailings dams and engineering workshops. Accommodation for staff is situated on the property as well as in the neighboring towns of Stilfontein and Klerksdorp, where Buffels owns 111 houses. Buffels has mining title to 17,575 acres and freehold title to 4,893 acres. The term "freehold title" refers to a right of ownership of land and the surface thereof. The term "mining title" refers to a right of ownership of the minerals below the surface or the right to mine such minerals. These rights can arise under South African legislation or common law. Currently, the North West Operations employs approximately 10,000 workers.

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

        The bulk of the mine's ore reserves have been mined-out but the infrastructure is in good condition and is being used by Buffels to access remnant reserves and blocks originally bypassed because of structural complexity. Access from the surface to the current underground workings of the mine is through vertical and underground incline shafts. Mining of the reef takes place in stope panels. Holes are drilled into the solid rock and are charged with explosives and blasted. The loosened rock is removed from the stope panels and is conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and conveyed to the metallurgical plant for gold extraction. Based upon a gold price of $350 per ounce and an exchange rate of R8.58 to $1, at June 30, 2003 proven and probable reserves of the Buffels Section were 1,426,000 ounces and we estimate that the life of the Buffels Section extends to the year 2011.

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

        Gold production at the Harties Section started in 1955 on the Vaal Reef. By the late 1990's the mine had reached a position where its life was dependent on the mining of shaft pillars and scattered remnants. Under our management, the mine has produced more than 1.4 million ounces of gold. Based upon a gold price of $350 per ounce, and an exchange rate of R8.58 to $1, at June 30, 2003 proven and probable reserves of the Harties Section were 7,058,000 ounces and we estimate that the life of the Harties Section extends to the year 2023.

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

        The following table details the operating and production results from the North West Operations for the past three fiscal years.

	Year ended June 30,
	2003	2002	2001
Production
Buffels
-Surface Operations
Ore mined ('000 tons)	3,947	3,520	3,627
Recovered grade (oz/ton)	0.012	0.012	0.013
Gold produced (ounces)	49,061	43,339	48,451
-Underground Operations
Ore mined ('000 tons)	972	633	607
Recovered grade (oz/ton)	0.155	0.198	0.197
Gold produced (ounces)	150,690	125,549	119,829
Harties
-Surface Operations
Ore mined ('000 tons)	1,572	2,774	3,266
Recovered grade (oz/ton)	0.019	0.022	0.018
Gold produced (ounces)	29,386	60,347	58,451
-Underground Operations
Ore mined ('000 tons)	1,802	1,873	2,058
Recovered grade (oz/ton)	0.130	0.166	0.185
Gold produced (ounces)	233,606	311,315	381,596
Total Ounces produced	462,743	540,550	608,327
Results of Operations ($)
Revenues ('000)	155,716	160,596	168,111
Cash cost ('000)(1)	148,361	118,265	140,225
Cash profit ('000)(2)	7,355	42,331	27,886
Non-U.S. GAAP Financial Data(1)
Cash cost per ounce of gold ($)	321	219	231
Total cost per ounce of gold ($)	320	426	300

(1)
For a discussion of total costs and cash costs See Item 3. Key Information—A. Selected Financial Data.

(2)
Cash profit represents the difference between Revenues and Cash cost.

        North West Operations gold production for the 2003 fiscal year was 462,743 ounces as compared to 540,550 ounces for fiscal 2002 and 608,327 ounces for fiscal 2001. Cash costs increased to $321 per ounce in fiscal 2003 from fiscal 2002, where we were able to reduce cash costs to $219 per ounce of gold from $231 per ounce of gold in fiscal 2001. The increase was primarily due to the appreciation of the Rand against the dollar in fiscal 2003, as well as increased labor costs. Total cost per ounce of gold decreased to $320 per ounce in fiscal 2003 from $426 per ounce in fiscal 2002 and $300 per ounce in fiscal 2001. This decrease is primarily due to the profit on financial instruments in fiscal 2003 as compared to fiscal 2002.

        On July 21, 2003, we entered into a 60-day review period on our North West Operations designed to restore the operations to profitability. On August 25, 2003, our management announced a proposal to meet this target. This proposal was submitted to all stakeholders, including organized labor, the Department of Labor and the Department of Minerals and Energy for their input. An agreement was reached with all labor organizations and the process was completed on September 21, 2003, with approximately 3,000 employees retrenched at a cost of $5.4 million and the placing of certain infrastructure (Shaft Number 6) on a "care and maintenance" program. This resulted in a 5% reduction of the planned production profile. The operations expected life remains unchanged.

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

        Blyvoor has mining title to 16,242 acres and owns 5,138 acres of freehold property. Blyvoor also houses the majority of its employees in Blyvoor-owned accommodations on the property and in the town of Carletonville. The normal support structures, including training, security, hospital, sport and recreational facilities, schools and churches are situated on the property. The mine employs about 5,800 people.

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

        The merger with neighboring Doornfontein in October 1995, and the purchase of the mineral rights representing the Western Deep Levels Tribute area in December 1996, has increased Blyvoor's reserve base substantially. Our focus is now on realizing the potential of the remaining orebody. Together, these two operations have produced over 35 million ounces of gold since inception. We anticipate that the new access to more efficient infrastructure, realized as a result of the merger with Doornfontein, combined with the anticipated benefits of the expansion project currently underway, but combined with a stronger Rand against the Dollar than in fiscal 2002, will enable cash costs at the Blyvoor Section to eventually stabilize between $280 to $290 per ounce.

        The following table details the operating and production results from the Blyvoor Section for the past three fiscal years.

	Year ended June 30,
	2003	2002	2001
Production
-Surface Operations
Ore mined ('000 tons)	1,838	1,960	2,186
Recovered grade (oz/ton)	0.024	0.027	0.031
Gold produced (ounces)	44,626	52,854	68,255
-Underground Operations
Ore mined ('000 tons)	970	838	656
Recovered grade (oz/ton)	0.210	0.239	0.233
Gold produced (ounces)	203,000	200,171	152,556
Total ounces produced	247,626	253,025	220,811
Results of Operations ($)
Revenues ('000)	81,848	73,705	59,548
Cash cost ('000)(1)	65,335	46,579	50,777
Cash profit ('000)(2)	16,513	27,126	8,771
Non-U.S. GAAP Financial Data(3)
Cash cost per ounce of gold ($)	264	184	230
Total cost per ounce of gold ($)	235	327	241

(1)
For a discussion of total costs and cash costs see Item 3. Key Information—A. Selected Financial Data.

(2)
Cash profit represents the difference between Revenues and Cash cost.

        The Blyvoor Section is currently undergoing a substantial expansion. This project will facilitate the commissioning of additional infrastructure and the opening up of additional areas to further enable the effective mining of payable mineral resources at the Blyvoor Section. We anticipate a significant increase in underground production and an increase in our cash costs, to approximately $290 for the 2004 fiscal year, from $264 per ounce for fiscal 2003 as a result of this project as well as a stronger Rand against the Dollar. Total costs per ounce of gold produced decreased to $235 per ounce in fiscal 2003 from $327 per ounce in fiscal 2002 and $241 per ounce in fiscal 2001. This decrease is primarily attributable to increased profits on financial instruments during fiscal 2003. The Blyvoor Section gold production for the 2003 fiscal year was 247,626 ounces as compared to 253,025 ounces in fiscal 2002 and 220,811 ounces in fiscal 2001. Based upon a gold price of $350 per ounce and an exchange rate of R8.58 to $1, at June 30, 2003 proven and probable reserves of the Blyvoor Section were 5,780,000 ounces and we estimate that the life of the Blyvoor Section extends to the year 2024.

  •
  Crown Consolidated Gold Recoveries Ltd

        Crown was incorporated in South Africa on May 23, 1997. Pursuant to a scheme of arrangement, we acquired Crown on September 14, 1998.

        On June 12, 2002, we entered into an agreement with the IDC, KBH, and Crown whereby, with effect from July 1, 2002 we sold 3% of the entire issued share capital of and shareholders loans held in CGR, a subsidiary of Crown, to KBH and 57% of the entire issued share capital of and shareholders loans held in CGR to IDC for a total amount of R105 million ($10.1 million). As part of this transaction, we loaned KBH R5.3 million ($0.7 million) to fund its initial purchase of 3% interest in CGR. According to the terms of the shareholders agreement entered into between these parties, the parties agreed that the IDC would not remain a shareholder in CGR, but would transfer its shares and claims held in CGR to KBH. Accordingly, IDC granted an option to KBH to purchase its shares and claims held by it in CGR subject to certain terms and conditions. The option was exercised by KBH in July 2002 and KBH is currently the owner of 60% of the entire issued share capital of and shareholders loans held in CGR. Crown now holds 40% of the issued share capital of CGR, which had three wholly-owned subsidiaries, Crown Mines Limited, City Deep Limited and Consolidated Main Reef Mines and Estate Limited.

        On October 10, 2002, CGR entered into an agreement to purchase the entire issued share capital and all shareholders' claims of ERPM. ERPM is located near the town of Boksburg on the East Rand, which is east of Johannesburg and approximately 60 miles from the Blyvoor Section. The purchase price of this acquisition is R100 million ($11.0 million).

        In connection with CGR's acquisition of ERPM, we entered into a loan and pledge agreement during October 2002. Under this agreement we agreed to lend and advance ERPM a working capital facility of R10 million ($1.3 million). The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft. As of November 30, 2003 the interest rate on the loan stood at 12%. The largest amount outstanding on the loan to date is $1.5 million. CGR's acquisition of ERPM has been approved by the South African competition authorities.

        In October 2002 we loaned CGR the sum of R60 million ($8.0 million) to facilitate its acquisition of ERPM. We have subsequently loaned CGR an additional R9.9 million ($1.3 million), which CGR in turn loaned to ERPM as working capital.

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

        The following table details the operating and production results included in our results from the Crown Section for the past three fiscal years:

	Year ended June 30,
	2003	2002	2001
Production(1)
Ore mined ('000 tons)	4,884	12,297	12,099
Recovered grade (oz/ton)	0.020	0.011	0.012
Gold produced (ounces)	77,239	138,665	145,029
Results of Operations ($)(2)
Revenues ('000)	—	40,606	39,216
Cash cost ('000)(3)	—	28,254	31,055
Cash profit ('000)(4)	—	12,352	8,161
Non-U.S. GAAP Financial Data(3)
Cash cost per ounce of gold ($)	—	204	214
Total cost per ounce of gold ($)	—	278	238

(1)
Production figures reflect our 40% in the Crown Section (including ERPM) for 2003 and 100% for 2002 and 2001.

(2)
As a result of the sale of 60% of CGR to KHB with effect from July 1, 2002 the results of the Crown Section are no longer consolidated into our results. Our remaining 40% is now accounted for using the equity method.

(3)
For a discussion of total costs and cash costs see Item 3. Key Information—A. Selected Financial Data.

(4)
Cash profit represents the difference between Revenues and Cash cost.

        The attributable Crown Section gold production for the 2003 fiscal year was 77,239 as compared to 138,665 ounces for fiscal 2002 and 145,029 for fiscal 2001. This decrease was as a result of the sale of 60% of CGR to KBH, effective July 1, 2002. We were able to reduce cash costs to $204 per ounce of gold in fiscal 2002 from $214 per ounce in fiscal 2001 due to the weakening of the Rand against the Dollar and cost control measures instituted by management. Total cost per ounce of gold increased to $278 per ounce in fiscal 2002 from $238 per ounce in fiscal 2001. This increase is primarily attributable to costs associated with the close out of our hedge book in 2002. Based upon a gold price of $350 per ounce and an exchange rate of R8.58 to $1, at June 30, 2003 our attributable proven and probable reserves of the Crown Section were 418,000 ounces and we estimate that the life of the Crown Section extends up to 2010.

        Mining operations at ERPM are comprised of three vertical shafts known as Far East Vertical Shaft, Central Shaft and Hercules Shaft. There are also two additional shafts at ERPM. The first shaft is known as South East Vertical Shaft and is used for the transport of men and materials as well as the hoisting of rock. The second shaft is known as South West Vertical Shaft and is used for pumping.

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

        Also at the Far East vertical shaft, there is a significant dyke development that trends roughly north-south and is exposed in the western faces. Faults in this area generally have small throws and are easily negotiated. Routine cover drilling is in place and several holes that are 650 feet in length have been drilled towards the east to locate a fault that appears to be seismically active. These holes indicate that future production will not be impacted by this fault for the next two years. In order to obtain advance warning about the position of these faults, proposals for 1,300 feet holes have been budgeted. Based upon a gold price of $350 per ounce and an exchange rate of R8.58 to $1, at June 30, 2003 our attributable proven and probable reserves of the ERPM Section were 794,000 ounces and we estimate that the life of the ERPM Section extends up to 2014.

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

        The following table details the operating and production results from the West Wits Section for the past three fiscal years:

	Year ended June 30,
	2003	2002	2001
Production
Ore mined (`000 tons)	1,606	3,262	2,815
Recovered grade (oz/ton)	0.009	0.007	0.009
Gold produced (ounces)	14,531	23,245	25,849
Results of Operations ($)
Revenues ('000)	4,800	6,897	6,973
Cash cost ('000)(1)	4,863	6,137	8,126
Cash (loss)/profit ('000)(2)	(63)	760	(1,153)
Non U.S. GAAP Financial Data(1)
Cash cost per ounce of gold ($)	335	264	314
Total cost per ounce of gold ($)	319	355	241

(1)
For a discussion of total costs and cash costs see Item 3. Key Information—A. Selected Financial Data.

(2)
Cash profit/(loss) represents the difference between Revenues and Cash cost.

        The West Wits Section gold production for the 2003 fiscal year was 14,531 as compared to 23,245 ounces for fiscal 2002 and 25,849 ounces for fiscal 2001. The decrease in production from fiscal 2002 to fiscal 2003 was due to the cessation of mining at certain non-profitable surface dumps. Cash costs increased to $335 per ounce of gold in fiscal 2003 from $264 per ounce of gold in fiscal 2002 and $314 per ounce of gold in fiscal 2001 primarily due to the strengthening of the Rand against the Dollar. Total cost per ounce of gold decreased to $319 per ounce in fiscal 2003 from $355 per ounce in fiscal 2002 but is still above the $241 per ounce of fiscal 2001.

        In June 2002, we entered into an agreement with MGL for the sale of the West Wits gold plant, freehold areas, surface rights permits and certain related assets for R25 million ($2.4 million) to process previously reclaimed sand dumps and surface materials located at the West Wits Section. This agreement amends an original agreement with Bophelo Trading (Proprietary) Limited. As part of the agreement, we agreed to indemnify MGL against any loss, damage or expense which MGL might incur as a result of any liability in connection with the transferred assets, the cause of which arose prior to this sale. This agreement was subsequently amended by a Memorandum of Agreement on June 6, 2003. The effective date of this sale was July 21, 2003.

        Also as part of our agreement with MGL, we agreed to the use by MGL of three surface rights permits covering a portion of the West Wits Section. We also agreed to allow MGL the use of pipelines in respect of three other surface right permits and transfer two other surface right permits to MGL. Upon complete payment of the purchase price, we also agreed to transfer a portion of our freehold acres at the West Wits Section to MGL. MGL has agreed to indemnify us with respect to any and all claims against West Wits arising from MGL's use of these permits.

        However, the surface materials purchased by MGL do not include any materials which we have excavated from the open pit mine at the West Wits Section and deposited on the pit side or rock dump located in the freehold acres sold to MGL over which we have granted rights to a third party. Furthermore, we retain the right to mine underground by virtue of our mining titles and authorizations covering the property. We also retain certain rehabilitation liabilities with respect to our underground activities. Additionally, we have granted MGL a right of first refusal over certain assets at the West Wits Section and over our equity interest in West Wits.

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

        Effective July 1, 2003 Dome sold its interest in Tolokuma to another of our wholly-owned subsidiaries, DRD (Isle of Man) Limited.

  Tolukuma Section

        The Tolukuma Section is worked on a "fly-in-fly-out basis", with all staff being accommodated in single quarters. All supplies for the Tolukuma Section must be flown in by helicopter. We contract with a third party for this service. Open pit and underground mining is conducted using mining plant and equipment owned by Dome. Access underground is via declines. A mechanised sub-level open stoping or "breast" mining method is used. Ore is hauled to the metallurgical plant which is about 600 yards from the mine then milled and treated through a conventional CIL circuit. The plant has an 18,000 tpm design capacity. The mine is located about 100 miles north of Port Moresby in Papua New Guinea at an elevation of 1,550 feet. The average mining depth at the Tolukuma Section is 492 feet (5,118 feet above mean sea level). The mine employs approximately 472 employees.

        The property was purchased by Dome from Newmont Second Capital Corporation in 1993. Production from an open pit commenced in 1995 and from underground since mid-1997. The mine is a small (18,000 tpm capacity), high-grade (0.57 oz/t) operation. In fiscal 2003, the mine produced 68,096 ounces of gold and 157,844 ounces of silver. Total cash costs were $291 per ounce of gold equivalent (gold and silver by revenue) for fiscal 2003. Dome has consolidated an extensive holding (3,662 square miles) of exploration licenses around Tolukuma.

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

        The Tolukuma deposit is an epithermal low sulphidation gold/silver/quartz/adularia vein system noted for its high-grade "bonanza" style mineralization. The Tolukuma deposit is comprised of two sub-parallel, NNW-SSE trending structures. These are the Tolukuma structure and the recently discovered Zine structure located about 820 feet east of the Tolukuma vein. These are connected by a series of linked structures trending generally SE-NW direction. Quartz veins average 0.66 feet to 6.6 feet in width over a strike length of more than 0.9 miles. All of the present gold reserves are within these veins, several sections that have different geological characteristics. These zones are Gulbadi, Tinabar, Tolukuma, Zine, Gulbadi X-vein, Gifunis, Tolimi, and 120 Vein. Clay zones of variable width are located in the intersections on two or more structures. Minor loops off the main veins, minor splay veins and minor cross veins are excluded from the potential reserves, although they are mined at times, 90% of the current production is from underground mining of the Gulbadi and Tinabar veins and 10%

from open pit exploiting the Zine and 120 veins. Infill diamond drilling of the Zine and 120 veins is continuing and underground diamond drilling program has commenced.

        The following table details the operating and production results from the Tolukuma Section for the past three fiscal years.

	Year ended June 30,
	2003	2002	2001
Production
Ore mined (`000 tons)	177	184	134
Recovered grade (oz/ton)	0.38	0.39	0.47
Gold produced (ounces)	68,096	71,955	63,593
Results of Operations ($)
Revenues ('000)	23,580	22,050	17,295
Cash cost ('000)(1)	19,815	17,272	15,418
Cash (loss)/profit ('000)(2)	3,765	4,778	1,877
Non U.S. GAAP Financial Data(1)
Cash cost per ounce of gold ($)	291	240	242
Total cost per ounce of gold ($)	461	369	316

(1)
For a discussion of total costs and cash costs see Item 3. Key Information—A. Selected Financial Data.

(2)
Cash profit represents the difference between Revenues and Cash cost.

        The Tolukuma Section gold production for the 2003 fiscal year was 68,096 ounces as compared to 71,955 ounces for fiscal 2002 and 63,593 ounces for fiscal 2001. The Tolukuma Section also produced 157,844 ounces of silver in fiscal 2003 as compared to 261,550 ounces of silver in fiscal 2002. Cash costs increased to $291 per ounce of gold in fiscal 2003 from $240 per ounce of gold in fiscal 2002, primarily due to the decrease in ounces produced and $242 per ounce of gold in fiscal 2001 primarily due to the decrease in ounces produced. Total cost per ounce of gold increased to $461 per ounce in fiscal 2003 from $369 per ounce in fiscal 2002 and $316 per ounce in fiscal 2001. Based on a gold price of $350 per ounce and an exchange rate of R8.58 to $1, at June 30, 2003 proven and probable reserves of the Tolokuma Section were 144,000 ounces and we estimate that the life of mine of the Tolukuma Section extends up to 2006.

  •
  Orogen Minerals (Porgera) Limited

        On October 14, 2003 we announced that we had reached an agreement with OSL to acquire two of that company's wholly-owned subsidiaries, OMP and MRP. The transaction was affected through the amalgamation of OML and MRP and our wholly-owned subsidiary, Dome Resources (PNG) Limited. The purchase price of $73.3 million was comprised of $57.22 million in cash and 6,643,902 ($16.08 million) of our ordinary shares. This amount may be subject to certain post-closing adjustments which have not yet taken place. As part of the acquisition, we have offered 5% of our assets in the Porgera Mine to Mineral Resources Enga, on behalf of the Enga Provincial Government and landowners in Papua New Guinea.

        All conditions precedent to this transaction have been met and the approval of the Papua New Guinea Central Bank was obtained on November 19, 2003. The agreement was finalized and the transaction took place on November 21, 2003.

  Porgera Mine

        Through our wholly-owned subsidiary, OML, we own a 20% interest in certain mining leases, easements and exploration licenses which form part of the Porgera Mine. Placer Dome Inc. owns 75% of the tenements which make up the Porgera Mine and the remaining interest is owned by the Enga Provincial government and landowners. All of the various mineral tenements making up the Porgera Mine are exploited collectively by the parties. An affiliate of Placer Dome, Inc., Placer (PNG) Limited is the operator of the Porgera Mine and is subject to the control of a Management Committee made up of representatives of the parties. Decisions regarding the assets which comprise the Porgera Mine including any sale thereof are made collectively by the parties through the Management Committee. The parties also have a right of of first refusal with regard to certain assignments of assets which make up the Porgera Mine.

        This collective arrangement is referred to as the Porgera Joint Venture. Each party has the right to own and to take in kind and dispose of its share of all ores, concentrates and refined products produced by the Porgera Mine. Each party also pays for its proportionate share of the costs associated with the mining activities

        The Porgera Zone VII orebody is an epithermal style orebody located within thermally metamorphosed sediments of the geological area known as the Cretaceous Chim formation and the associated Porgera Diorite Intrusive Complex which are of Miocene age. The known orebody extends for up to 3,050 feet along strike. The maximum width across strike is 328 feet, but the width is commonly no more than 65 to 98 feet. The intrusive diorite complex has many individual stocks and dykes. The rocks are competent but tend to be brittle, and in the vicinity of the orebody, are extensively veined and brecciated. The intrusive bodies tend to be concentrated towards the footwall of the deposit. Underground mining of the central portion of this zone was completed by October 1997. Much of the open pit production in calendar 2002 was from the footwall margins of this zone.

        Four precious metal associations have been recognized as part of the mineralizing events: (i) auriferous pyrite, sphalerite, galena; (ii) coarse euhedral auriferous pyrite; (iii) fine anhedral, auriferous, arsenical pyrite; and (iv) gold, electrum.

        The fourth association is the source of the exceptionally high gold grades found in the deposit. Although a portion of the gold is free, the majority occurs as submicroscopic gold intimately associated with and disseminated throughout pyrite.

        The Porgera deposit is currently being extracted using open pit and underground mining methods. In calendar 2002, mill feed was sourced 59% from open pit, 2% from underground and 39% from stockpiled ore.

        The workforce at the Porgera mine comprises about 2,050 employees, of whom 89% are Papua New Guinea nationals. In addition, there are approximately 560 contractors of whom 89% are also Papua New Guinea nationals.

        During the fiscal year ended December 31, 2002, the Porgera mine produced a total of 641,810 ounces of gold, at an average cash and total cost of $216 and $269 per ounce, respectively.

        Open pit mining at the Porgera mine is currently in Stages 4 and 5 of a 5-stage open pit mining plan. Stage 4 production has been and will continue to be the principal source of ore for the twelve months ending December 31, 2003 and until completion of the stage late in 2004. Stage 5 is under development and will contribute ore from calendar 2003 to calendar 2006. Planned gold production based on open pit and stockpile operations at the Porgera mine is expected to average around 685,000 ounces per year from 2003 through 2005, then decline as lower grade stockpiles are treated until 2012. Underground mining, which was suspended in October 1997, was recommenced in 2002 and we anticipate that it will contribute ore through to late 2005. This is expected to augment average annual production by approximately 125,000 ounces per year over the calendar 2003 to calendar 2005 period.

        Production by the Porgera mine is subject to a 2% royalty payable based on the net smelter return to the National Government Department of Mines which then distributes it to the Enga Provincial government, the Porgera District Authority, and local landowners.

        The proven and probable mineral reserves at December 31, 2002 contained 6.2 million ounces of gold with a projected life of 10 years.

Fiji

  •
  Emperor Mines Limited

        On December 16, 2002, we announced our proposed acquisition of an equity stake in Emperor Mines Limited, an Australian listed gold mining company. As part of the acquisition we will have the right to appoint two members of the eight member board of Emperor Mines Limited. As of December 31, 2002, we had acquired on the open market 0.51% of Emperor Mines Limited for A$0.7 million ($0.4 million). By April 2003 we had increased our percentage holding in Emperor Mines Limited through additional purchases on the open market to 19.81% at a total additional cost of A$15.8 million ($9.2 million).

        Emperor Mines Limited owns the Emperor mine located at Vatukoula on the South Pacific island nation of Fiji. The Emperor mine is a multi-shaft underground mine currently producing approximately 115,000 ounces of gold annually. The mine has been in operation since 1934 producing some 6.5 million ounces of gold over the 70 year period.

        Vatukoula is a low-sulphidation epithermal gold deposit associated with alkaline type igneous rocks in a volcanic setting. This volcanic setting and rock type is typical of several major gold mines in the southwest Pacific region such as Porgera. The ore deposits lie along the margin of the Tavua volcanic caldera and consist of various types of quartz-adularia-telluride-auriferous-pyrite fillings deposited in fractured, faulted and shattered volcanic rocks.

        Current production at the Emperor mine comes from four mining sections that are named according to the shaft or drive access: Smith Shaft, Philip Shaft, R1-Cayzer Shaft and the Emperor Decline.

        The majority of the Emperor mine's orebodies are situated in the southwest portion of the volcanic margin of the Tavua volcanic caldera, a large shield volcano about 15 km in diameter. The more recently accessed R1 orebodies are, however, situated within the caldera.

        Volcanism commenced about 5 million years ago and ceased about 3.5 million years ago. The ore bodies were the last major geological event and mineralised fractures persist throughout the very late stage sediments that filled in the central part of the caldera. The gold is found as native gold, auriferous pyrite, and as gold tellurides.

        Most of the known orebodies at Vatukoula are relatively narrow, flat dipping structures previously mined by room and pillar methods. They are now mined predominantly by longwall stoping, although throughout the mine a number of other mining methods, such as sub-level stoping and caving, cut-and-fill, shrinkage stoping and up-dip mining, are also practiced. The remnants of 50 years of room and pillar mining are also currently being successfully exploited.

        As at June 30, 2003, the Emperor mine has reserves of 0.85 million ounces, currently being mined at approximately 115,000 ounces annually.

        The Emperor mine is Fiji's second largest private employer with over 2,100 employees and accounts for approximately 7.5% of Fiji's national foreign income.

        For accounting purposes we classify our 19.81% interest as available for sale, and account for it at market value.

Exploration Projects

  •
  South Africa

        The Argonaut Project represents the southern down-dip extension of the Central Rand gold field. The strike length of the area covered by the mineral rights covers approximately 19 miles from Durban Deep in the west to ERPM in the east and reaches a depth of more than 13,000 feet.

        The Argonaut Project was suspended in August 1999 since we did not have sufficient cash resources at that time to continue exploration. At present, we have completed a three-dimensional seismic survey and a comprehensive mineral and surface rights search. The feasibility of recommencing the Argonaut Project has been re-evaluated by us due to the increase in the Rand price of gold in fiscal 2002. The lead times for the Argonaut Project are as follows: exploration phase—0 to 3 years; mine construction—4 to 11 years; and gold production buildup—8 to 11 years.

        Further exploration work on the Argonaut Project is necessary over the next several years to accurately delineate the underground gold reserves which lie between approximately 9,800 and 16,400 feet below the surface. Only after this exploration work is complete will we be able to commence sinking shafts. Following the resignation of Mr. Nicolas Goodwin, who was one of our non-executive directors who managed the Argonaut Project, we hired Blackfriars Court, as mining and minerals management advisers to manage and coordinate the project on our behalf.

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

  Tolukuma Section

        Results of the Saki prospect area, have yielded low grades to date with our best results to date being 0.19 oz/t over 3.3 feet and 0.16 oz/t over 10.7 feet. Drilling is continuing and we are targeting veins that are down the hill and deeper into the system in areas where surface sampling has shown increased grades.

        Drilling sites are also being prepared on the Taula vein at Seri which is 2.5 miles south of the Tolukuma mine. Grass roots exploration has been concentrated on uranium and thorium responses developed from reprocessing of the airborne program of 1998. This is being done to test the concept of radiometric signatures potentially identifying mineralization compared to the potassium data highlighting the alteration. Eleven targets have been identified (all within 6 miles of Tolukuma), and the first of these has revealed an extension of the Tolukuma Structure, however, as yet no significant gold mineralization has been located.

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

        In the regional programs aimed at longer-term targets, reconnaissance work has been carried out at the Awara and Gira prospects, which are exploration areas, and has confirmed the work of earlier exploration companies with delineation of anomalous gold and gold-base metals mineralization. A brief reconnaissance of pits being worked by members of the local community showed significant gold in samples from a vertical shear zone with quartz-pyrite stockwork. The planned airborne geophysical survey covering the area will commence shortly.

  Porgera Mine

        Exploration drilling in the twelve months ended December 31, 2002 concentrated on the preliminary evaluation and upgrading of additional potential underground mineral resources. The four principal target areas were Eastern Deeps, Roamane Fault Zone, Kusmambo and Project X. Drilling results indicate the Eastern Deeps and Roamane Fault Zone have potential to realize increased reserve ounces. Kusmambu results have been disappointing, but some additional drilling will be carried out in 2003 in an attempt to generate a limited reserve in this area. Project-X drilling has been discontinued due to poor results.

        Exploration plans for the twelve months ending December 31, 2003 call for the evaluation of prospective near-mine surface targets as identified by previous surface work and the recent structural and fluid flow studies. The objective is to discover a near-mine reserve amenable to open pit or underground mining. The existing SML geological database creates an opportunity for focused re-evaluation of previous data using revised geological and structural models and current economic hurdles. These targets may be evaluated by a combination of surface and underground drilling.

        Approval has been granted to extend the regional exploration program within remaining exploration leases held by the Porgera Joint Venture. Collation of previous research and limited additional research will be undertaken to establish the controls on the size, location and genesis of the Porgera deposit, and in doing so, will be a valuable exploration tool in which to search for "Porgera-like' targets in the area.

  •
  Australia—Daylesford

        Our license in Daylesford, which is a prospecting area in Victoria, Australia, was renewed in July 2003 for a period of two years. Progress to date includes data acquisition and interpretation. Previous drilling by Range River Gold NL, does not appear to effectively test a structurally favorable zone below the Ajax workings, which is a mining area, since the area has not been tested by drilling beyond relatively shallow depths. Testing of drill samples indicates 85% of gold is located at a depth of less than 345 feet. The quartz reef mineralization appears to have strike lengths of less than 492 feet with widths of approximately 3.3 to 16.4 feet and multiple reefs were exploited representing structural repetition at depth.

  •
  Fiji

  Emperor Mines Limited

        Emperor Mines Limited holds 100% of the following Special Prospecting Licenses:

Location	License
Vatukoula Region, Viti Levu	SPL 1201, 1344
Other Viti Levu	SPL 1283, 1296, 1360, 1418
Vanua Levu	SPL 1411

        In addition Emperor Mines Limited has submitted an application for CX626 situated south of and contiguous to SPL1411 on the island of Vanua Levu.

        Regional exploration activities during fiscal 2003 focused on surface diamond drilling for the Basala target and for extensions of a local geological area known as the Prince William Flatmake. Regional geochemical sampling continued at Tuvatu and around the southern caldera margin on SPL1201. Detailed mapping, sampling and trenching was carried out on the Tuvatu tenements as well as aerial magnetics and photo surveys.

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

        For CGR we provide management services jointly with KBH. The management services at ERPM are provided exclusively by us. Our management fee for services performed at CGR is R0.7 million ($0.08 million) per month and our management fee for services performed at ERPM is approximately

R1.5 million ($0.2 million) per month. The agreement with CGR is for one year and is automatically renewed annually, unless determined otherwise by the parties, by agreement. The agreement with ERPM is for a fixed two year period with an option to renew.

Environmental Management Performance Assessment

        In order to assess the adequacy of approved environmental management programs in place at all our operations, and to strive for continual improvement and excellence in corporate governance, environmental audits are carried out at all of our operations. The audits are conducted at the North West Operations, Blyvoor Section, Crown Section and the Durban Deep Section closure operations. A performance assessment is scheduled for the ERPM Section early in 2004.

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

  Waste Management

        A study to identify and quantify all categories of waste, including potential radioactive waste, has been completed. Potential re-use through recycling, implementation of a waste reduction strategy and alternative disposal options for tailings are all being considered. Specific recommendations with regard to the backfilling of voids and shafts with slimes material have been made to the Department of Water Affairs and Forestry.

  North West Operations

        Activities in these sections include underground mining and the reclamation of surface dump material. Prospecting aimed at examining the viability of open-pit mining in the Townlands area and the mining of a number of residue deposits is currently underway. Due to its proximity to the Vaal River and the potential of pollution from seepage and run-off of water, a program has been initiated to increase the water retention capacity of the paddocks at the Buffelsfontein Tailings Complex and return water dams and to install a "draw off" system which will allow for return water to be re-circulated to the multigold plant, thus minimizing potential water pollution and utilizing polluted water more fully. A program has also been initiated to progressively vegetate the Buffelsfontein tailings dam slopes, aiming at self-sustainability within the next six years. A similar program is already well advanced at the Hartebeestfontein complex. Additionally, a comprehensive water balance program has been complied and reviewed periodically. This water balance model has provided information to facilitate the optimization of water management at the Mine and has contributed to the implementation of changes beneficiating the receiving environment. It has also provided detail to evaluate the potential reduction of dependence on the Midvaal potable water reticulation system. This will reduce pressure on this scarce national resource in the North West Province.

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

  Blyvoor Section

        The Blyvoor Section has its own unique environmental risks, due to its dolomitic geology and geohydrology, sinkholes and subsidences which require remediation using appropriate cost-effective filling techniques. The Blyvoor Section is an active mining operation and pumps water to the surface in the amount of 460,000 cubic feet per day. Most of this water is discharged into the Wonderfonteinspruit, which is a local stream. Water from the Doornfontein mine is also discharged into the Grootdraai Dam. Several other neighboring mining operations also discharge water into this area. The surrounding area comprises agricultural land and mining towns.

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

        We have not conducted an assessment of the full scope of such potential environmental damage. This is because the impact of our discharge cannot be addressed without addressing the impact from the discharge of other neighboring mining operations. These include operations owned by Harmony Gold Mining Company Limited, AngloGold Limited and Gold Fields Limited. The Far West Rand Dolomitic Water Association, of which all mining operations in the area are members, has undertaken two studies. Apportioned responsibility has been recognized by the Department of Water Affairs and Forestry and it is understood that the said regulator is initiating an impact assessment on the Wonderfonteinspruit so as to assess the cumulative impact from the different mining operations. One study, already commissioned and completed in January 2003 addressed the methodologies proposed for filling in sinkholes and subsidences. The second study will address the impact of the flooding on the dolomitic aquifers when mining in the area ceases. This study has been commissioned and is being planned by Dr. Frank Winde and is scheduled to be completed by the end of 2004.

        In addition to purifying the water for our own use, we repair all sinkholes, in accordance with industry and government standards, as they form on our property. Sinkholes which form outside of our property are repaired by the Far West Rand Dolomitic Water Association.

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

  •
  make all research reports available to the City Council and endeavor to share any future research reports with the City Council; and

  •
  facilitate the remediation of the Blaauwkbank tailings dam and downstream areas impacted by pollution.

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

        A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place. The surface reclamation process at Crown has several merits from an environmental perspective. Apart from removing a potential pollution source an environmental risk, an added benefit for the community and Johannesburg's local economy is the liberation of prime land for alternate use. It is planned that in fiscal 2004 the final reclamation of two dams 3L19 and 3L20, thus liberating two sites for handover to the landowner. A total of 25.46 hectares (62.9 acres) has been rehabilitated for handover for alternate and beneficial land use.

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

        Substantial effort and resources have gone into the rehabilitation process yielding strong returns environmentally. In summary, total rehabilitation, involving plugging, capping and vegetation, of the Coetzee shaft, Number 7 shaft, Great Britain shaft and the Number 5 shaft, has been undertaken as well as the backfilling, compacting and vegetation of several voids and pits, the demolishing of redundant structures and buildings and the rehabilitation of the CIL plant area. Further progress in accordance with the closure plan is continuing. The Durban Deep Section is located within the geographical area known as the central basin which stretches from the Durban Deep Section in the west to ERPM in the east.

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

Financial Provision for Rehabilitation

        A Board of Trustees manages the individual Environmental Trust Funds of our mines. Regular meetings are held and a quarterly report is submitted to our board of directors. The total rehabilitation liability at June 30, 2003 was calculated at $24.6 million (2002: $17.9 million). The costs associated with sealing off all potential water ingress points at the Durban Deep and West Wits Sections have been included in the provisions for environmental rehabilitation. Amounts have been irrevocably contributed to trusts under our control. The money in the trust funds are invested primarily in interest bearing debt securities. We intend to finance the ultimate rehabilitation costs from the money invested in the trust funds as well as, at the time of mine closure, with the proceeds from the sale of the remaining assets and gold from plant cleanup. At June 30, 2003, cash of $17.9 million (2002: $12.1 million) was vested within the various trust funds. Rehabilitation costs included in operating expenditures at all of our South African mining operations amounted to approximately $0.8 million (2002: $0.4 million) for the fiscal year.

        As of June 30, 2003, the balances for the rehabilitation trust funds were $1.4 million (2002: $0.7 million) for West Wits Section, $13.2 million (2002: $8.8 million) for Buffels Section, $2.0 million (2002: $1.3 million) for Blyvoor Section and $1.3 million (2002: $0.8 million) for the Durban Deep Section. The fund for each section includes provisions for all mines within that section. The fund for the Buffels Section includes provision for the Harties Section and provisions for the West Wits Section and Durban Deep Section are maintained in the same fund. Subject to Department of Minerals and Energy and South African Revenue Services approvals, ERPM will contribute to the trust fund for the Crown Section. ERPM's rehabilitation liability of R35 million ($4.7 million) is currently unfunded and it has been proposed by CGR that an initial payment of R5 million ($0.7 million) be provided by CGR to the fund. Shortfalls in these funds will be financed from ongoing financial contributions and to this end, a schedule phasing contributions into the fund over the life of the mine for the various operations has been prepared. The quantum will be dependent upon affordability at each site and if the operations cease prior to the projected life of mine, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of that particular operation.

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

        Environmental permits will be required for what are classified in the regulations as Level 2 or Level 3 activities. Level 2 and Level 3 activities are defined in the Environmental Act and Regulations in the context of gold mining, Level 2 activities are classified as either Category A or Category B activities whereas Level 3 activities reside under one category only.

        Level 2 Category A activities are:

  •
  drilling programs where the aggregate depth of all holds drilled is greater than 8,200 feet; and

  •
  mechanized mining on a mining lease issued under the Mining Act involving non-chemical processing of no greater than 55,000 tons per annum.

  •
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

        The Environmental Code of Practice for the Mining Industry in Papua New Guinea—November 1999 makes several recommendations including:

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

Environmental Issues in Papua New Guinea

Tolukuma Section

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

  •
  addition of water to tailings prior to discharge to dilute metal concentrations; and

  •
  gravity filtering of the water to concentrate solids and removal of solids for backfill use in mining areas prior to tailings discharge.

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

        Additionally, a comprehensive monitoring program has been undertaken in accordance with our approved Environmental Management and Monitoring Program which addresses water quality, population dietary surveys and aquatic fauna and metals-in-tissue surveys. These surveys were conducted during July and September of 2003. We are still awaiting the results of these surveys.

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

  •
  a decommissioning plan.

        All of these issues have been prioritized and actions addressing them are scheduled for completion by the end 2003.

Porgera Mine

        The Porgera mine is located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides. In such conditions construction of a tailings impoundment would be very difficult and the risk of an engineering failure high. Therefore the Papua New Guinea Government approved riverine disposal as the most appropriate method for treated tailing and soft incompetent waste rock. Competent rock is stored in stable waste dumps.

        The mine follows a government approved Environmental Management and Monitoring Program. The mine has at all times been in compliance with government approved criteria. During 2001 the Papua New Guinea Parliament passed the Environmental Act. The Environmental Act, which has not yet come into force, is not expected to have any material impact on the Porgera operation or closure planning.

        In 1996, an independent study was undertaken by the Commonwealth Scientific & Industrial Research Organisation, or CSIRO, an Australian based independent research organization, to assess the mine's impact on the downstream river system and local people. The study resulted in a report titled "Review of Riverine Impacts". The report made certain recommendations to the Porgera Joint Venture that have either been implemented or are in the advanced stages of implementation. A few have been rejected due to their impracticality. An advisory group, called the Porgera Environmental Advisory Komiti, or PEAK, was formed as a result of the CSIRO recommendations. PEAK comprises representatives from the Papua New Guinea government, Papua New Guinea and international non-governmental organization groups, Placer (PNG) Limited and independent technical experts. The primary function of PEAK is to enhance understanding and provide transparency of Porgera's environmental (physical and social) issues with external stakeholders and to assist in reviewing its environmental performance and public accountability. In 2002, PEAK had its terms of reference expanded to include mine closure.

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

  •
  The unauthorized payment on December 22, 1999, by our wholly-owned subsidiary, DRD Australasia Aps, or DRD Australasia, of a A$5.9 million ($3.6 million) facilitation fee to Noble Investments (Pty) Limited, or Noble, in connection with the purchase of 11,150,000 shares, representing approximately 11% of the issued share capital, of Continental Goldfields Limited, or Continental, a publicly traded company in Australia.

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

  •
  The payment of the facilitation fee resulted in DRD Australasia paying A$0.60 per share for the Continental shares at a time when Continental shares traded at a market price of A$0.10 per share.

    The investigation carried out under the supervision of the Special Committee has subsequently revealed that we were substituted as the purchaser of the Continental shares. The original purchaser was JCI Limited or JCI, a South African listed company. Facts discovered during the course of the investigation indicate that the effect of the transaction was to relieve JCI and its related companies from their contractual obligations to Noble and its group companies. Mr. R.A.R. Kebble was at the time of the transaction our executive chairman. He was also a director and shareholder of JCI and JCI Gold Ltd. At June 30, 2000, Continental owned shares in JCI which constituted approximately 75% of its total assets.

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

    The Special Committee discovered that Mr. Mostert instructed Mr. Main on the same day to pay the $1.65 million received earlier by Mr. Main, into the bank accounts of certain of our officers, namely Messrs. R.A.R. Kebble ($298,617), M. Prinsloo ($197,264), V. Hoops ($117,583),

    C. Mostert ($542,464) and I. Murray ($65,667). The rest was paid into the bank accounts of certain individuals who were not our employees, namely Mr. J. Stratton ($270,653) and Mr. Main ($157,752).

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

        The attributed $12.4 million value of the shares issued in connection with the Rawas transaction was written off in the statement of operations as aborted acquisition costs in fiscal 2000 as the recovery of this amount was uncertain. Loans made by us to members of the Rawas Group, amounting to $2.9 million, were written off in fiscal 2000. No amounts have been recovered on these transactions.

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

  Invalid Issuance of Ordinary Shares in Connection with Rawas Acquisition

        During the months of July and October of 1999, we issued and allotted a total of 8,282,056 ordinary shares to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Rio Tinto Rawas Holdings Ltd, Continental Goldfields Ltd, Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia Pty Ltd, all of which were creditors of Laverton or its subsidiaries. At the time, our then executive chairman, Mr. R.A.R. Kebble, was a director of Laverton and JCI Gold Limited. These ordinary shares were ostensibly issued pursuant to the planned acquisition of Rawas, a gold mine located in Indonesia, in consideration for, or in anticipation of receiving, shares in and claims against various companies with ownership interests in Rawas and its mining right. Evidence has come to light revealing that the ordinary shares were issued without our legal authority and suggesting that this occurred as a result of a transaction entered into for the benefit of certain third parties. However, because of subsequent trades, splits and consolidations, it was no longer possible to distinguish the affected shares from all of the other ordinary shares resulting in their identity being lost. This means that it was no longer possible to identify the invalidly issued shares or their holders. Accordingly, it was not possible to remove these invalidly issued shares from our members' register. Under the South African Companies Act, 1973 (as amended), the High Court of South Africa is permitted to validate an invalid share issuance. During a shareholders' meeting in 2002, our shareholders, by special resolution, resolved to ratify the share issuance. We subsequently made an application to the High Court of South Africa to validate the invalid issuance. This application was successful and the High Court validated the issuance in July 2002.

        Internal investigations, which began in 2000 after we became aware of certain irregularities in the transaction, continued during fiscal year 2002. These investigations are still continuing and the potential for any recovery through the pursuit of legal claims is being reviewed by the Board of Directors in consultation with our legal advisors in South Africa and Australia. Meanwhile, we have confirmed that unauthorized advance payments in the total amount of $3.1 million were made to PT Barisan Tropical Mining, a wholly owned subsidiary of Laverton and the owner of the Rawas gold mine. We are in the process of instituting legal proceedings to recover this amount.

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

        The contract was also entered into in May 2000. However, we believe that this contract is not enforceable as it was not authorized by our directors or shareholders nor was it authorized by Dome's directors or shareholders. Therefore, we and Dome have not made any payment to Mr. Silver. We believe that this action is without merit and will continue to vigorously defend against it.

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

        Mr. Hoops, a former Director of ours, has claimed R6 million ($0.6 million) in damages against us for alleged constructive dismissal of his employment. On February 4, 2003, we concluded a settlement agreement with Mr. Hoops which resulted in the termination of the arbitration. The settlement agreement contained a written statement from Mr. Hoops rescinding comments made by him regarding our executive chairman, Mark Wellesley-Wood. The terms of the agreement are subject to confidentiality provisions.

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

  •
  make all research reports available to the City Council and endeavor to share any future research reports with the City Council; and

  •
  facilitate the remediation of the Blaauwkbank tailings dam and downstream areas impacted by pollution.

        On May 20, 2003, a summons was issued by our former chairman, Mr. R.A.R. Kebble and his son, Mr. Brett Kebble, against us, our executive chairman, Mr. Wellesley-Wood and Associated Intelligence Network (Pty) Limited, or AIN. AIN is a private investigator firm. Their claim is based on allegations that we hired AIN to invade their privacy by obtaining personal information about them and to cause them embarrassment and commercial harm. They seek compensation for damages suffered as a result of these alleged actions in an amount of R1.0 million each from us, Mr. Wellesley-Wood and AIN jointly and severally. In addition, they seek punitive damages in a total amount of R10 million from us and AIN jointly and severally.

        The punitive damages claim is unique under South African law. Initial hearings are likely to take place in order for our high courts to determine whether an individual, may seek punitive damages. Only thereafter will the merits of the matter be dealt with. We deny these allegations and will continue to defend against these claims.

        On May 22, 2003, we issued a summons in the High Court of Johannesburg against Mr. R.A.R. Kebble in which we seek payment of R3,215,429 ($409,828) plus interest. This amount represents a sum paid to Mr. R.A.R. Kebble by us during the period beginning in September 1999 and ending in April 2000 under a restraint of trade agreement entered into between us and Mr. R.A.R. Kebble.

        We believe that Mr. R.A.R. Kebble has repudiated and/or materially breached the provisions of this agreement. We have, accordingly, cancelled the agreement and we seek restitution of the amounts paid.

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

        Since 1997, we have expanded from a single operation at the Durban Deep Section that produced 165,996 ounces of gold for the fiscal year 1997 to an independent gold producer that has increased attributable production in excess of 870,000 ounces of gold in fiscal year 2003. Our strategy for growth has generally been to acquire existing under-performing mines and turn them into profitable business units by introducing low-cost mining methods and reducing costs through employing our experience in managing marginal gold mines to more efficiently utilize existing infrastructures.

        We have had a number of changes in management and in the composition of our board of directors during the last two years. Our new management team has made important changes to our business, most notably a major restructuring of our hedge book. We have embraced the South African government's drive for black economic empowerment and concluded a transaction with KBH involving the sale of a 60% share of our interest in CGR. We also took positive steps to start growing our asset base and making our production profile more sustainable. For example, we accelerated our exploration programs at the Tolukuma and Harties Sections. The expansion program at the Blyvoor Section has resulted in new mining areas being accessed and the ore reserves increasing.

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

        Initial development and pre-production costs relating to a new orebody are capitalized once our directors consider that it is probable that the properties will be profitably exploited and until the orebody is brought into production at which time the costs are then amortized as set out below.

        Land is recorded at cost and not depreciated. Buildings and other non-mining fixed assets are recorded at cost less accumulated depreciation.

        Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Amortization is calculated on a mine-by-mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, we estimate the amortization rate based on actual production over total proven and probable reserves of the particular mine. This rate is then applied to actual costs incurred to date to arrive at the amortization expense for the period. Proven and probable reserves of the particular mine reflect estimated quantities of economically recoverable reserves that can be recovered in the future from known mineral deposits that are presently accessible. Mine development costs are amortized over the incremental reserves accessed.

        We do not have significant open-pit operations. Any stripping costs are expensed in the period in which they are incurred.

        Recoverability of our long-term assets, which include development costs, are reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. At such time, in accordance with Statement of Financial Accounting Standards ("SFAS") 144, Accounting for Impairment or Disposal of Long-Lived Assets, the recoverable amount, that is the estimate of future undiscounted cash flows, calculated on an area of interest basis, or its disposal value, if higher, is compared to the carrying value of the long-term asset. An "area of interest" is defined as a group of assets at the lowest level for which there are identifiable cash flows that are largely independent of other cash flows. The lowest level for which there are identifiable cash flows that are largely independent of other cash flows is on a mine-by-mine basis. Therefore, we make the analysis on a mine-by-mine basis.

        If impairment exists on this basis, a reduction in the carrying value of the long-term asset is recorded to the extent the carrying value exceeds the estimate of future discounted cash flows calculated on a "mine by mine" basis. Estimates of future cash flows include estimates of future gold prices and foreign exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of our mining assets.

Impairment of mining assets

        The impairment of long-lived assets is accounted for in terms of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. Estimates of future cash flows include estimates of future gold prices and foreign exchange rates. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of our mining assets. If an asset or asset group is considered to be impaired, the impairment which is recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets. The asset or asset group is the lowest level for which there are identifiable cash flows that are largely independent of other cash flows. The lowest level for which there are identifiable cash flows that are largely independent of other cash flows is on a mine-by-mine basis. Therefore, we make the analysis on a mine-by-mine basis.

Deferred income and mining taxes

        We follow the liability method of accounting for deferred income and mining tax whereby we recognize the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

        A valuation allowance is raised against deferred tax assets which are not considered more likely than not to be realizable.

Reclamation and closure costs

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 143, "Accounting for Asset Retirement Obligations", or SFAS 143. SFAS 143, which comes into effect for fiscal years beginning after June 15, 2002, requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and is depreciated over the life of the asset. Prior to the adoption of SFAS 143, we accrued for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. We adopted the new policy on July 1, 2002. The cumulative effect of the change in policy on the balance sheet at that date was to increase Mining Assets by $0.55 million and increase Rehabilitation liabilities by $0.72 million with a cumulative effect of change in accounting principle adjustment charge to net earnings of $0.17 million in fiscal 2003.

Rehabilitation costs

        Where a related asset is not easily identifiable with a liability other estimated future rehabilitation costs, which are based on our interpretation of current environmental and regulatory requirements, are accrued as and when tailings are deposited. The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances.

        Based on current environmental regulations and known rehabilitation requirements, our management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that these estimates of our ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

        Annual contributions are made to dedicated trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

Derivative Instruments

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

        Under SFAS 133, all derivative instruments are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchase normal sale exception. On the date a derivative contract is entered into, the derivative is designated as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. Our derivative transactions, while providing effective economic hedges under our risk management policies, do not qualify for hedge accounting. Derivative instruments are not entered into for trading purposes.

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

OPERATIONS

        We currently focus on four operations:

•      North West Operations

        The North West Operations consist of the Buffels Section and Harties Section which lie adjacent to each other within the Klerksdorp goldfield on the northwest rim of the Witwatersrand Basin. This operation is our largest producer of gold and produced 462,743 ounces, or 53% of our total gold production, for fiscal 2003 from underground and surface sources. We own 100% of the North West Operations through our wholly-owned subsidiary, Buffels. Buffels acquired the majority of the assets and liabilities of the Harties mining operation on August 16, 1999.

        Due to the increase in the Rand price of gold in fiscal 2002, we have decided to mine previously unprofitable areas of the Buffels and Harties Sections below a cut-off grade of 7.96 g/t at Buffels Section and 6.45 g/t at Harties Section. These areas are called the "medium grades' and carry no additional fixed overhead costs. This strategy has increased the life of the mines from seven years to 15 years. As a result of the decrease in the Rand price of gold in fiscal 2003 and as a result of the 60-day review process at our North West Operations, the decision was made in September 2003 to stop mining these "medium grades" until the Rand gold price improves. The North West Operations have approximately 10,000 employees, including contractors. The operation produced 384,296 ounces of gold from underground areas. Gold production from surface areas in fiscal 2003 amounted to 78,447 ounces.

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

        The mine has approximately 5,800 employees, including contractors. The Blyvoor Section has two main gold bearing horizons, the Carbon Leader Reef, which is one of the principal orebodies in the goldfield, and the Middelvlei Reef which is situated approximately 246 feet vertically above the Carbon Leader Reef horizon. The processing of surface rock dumps also takes place at the Blyvoor Section. We believe that production from surface sources at the Blyvoor Section will progressively decrease to 110,000 tons per month while production from underground operations will increase in a corresponding manner to match the plant capacity of approximately 220,000 tpm.

        We implemented the Blyvoor Expansion Project in fiscal 2001 to realize the full potential of the Blyvoor ore reserves, thus introducing the mining of the lower grade Middelvlei Reef reserves as well as the reclamation of "old gold" in worked out areas. Low cost mining of the Middelvlei Reef is achievable because of the extensive pre-development work done and the extensive mining of the Carbon Leader Reef which has resulted in the Middelvlei Reef being situated in a geologically stable mining environment and thereby resulting in lower mining cost. The expansion project has increased the current life of mine plan from 12 to in excess of 15 years.

        At the beginning of fiscal 2003, the Blyvoor Section began a feasibility study looking at the opportunity to re-mine and treat the slimes dam material from slime dimes 4 and 5. As a result of the study it was estimated that there is approximately 25 million tons of material at an estimated grade of 0.02 ounces per ton. It is estimated that this project has a life of approximately 10 years. Modifications are being made to the existing plant to enable processing of this material, with the commissioning due to be completed by the end of December 2003.

        Underground gold production has increased from 200,171 ounces in fiscal 2002 to 203,000 ounces in fiscal 2003. Surface gold production decreased from 52,854 in fiscal 2002 to 44,626 ounces in fiscal 2003.

•      Crown Section

        The Crown Section is involved in the clearing of old slime and sand dumps and the environmental clean-up of land across Central Johannesburg. The Crown Section has three operating plants situated at Crown Mines, City Deep and Knights, with an installed capacity to treat 11 million tons of sand and tailings per annum. Subsequent to cessation of underground operations and until recently, the Crown Section also operated the West Wits gold plant for the processing of sand dumps. However, in June 2002, we entered into an agreement to sell the West Wits plant and related surface rights to MGL for R25 million ($2.4 million). This agreement was subsequently amended by a Memorandum of Agreement on June 6, 2003. On July 1, 2002, we sold a 60% interest in the Crown Section leaving us with 40% of the Crown Section through our wholly-owned subsidiary, Crown. We have accounted financially for our interest in the Crown Section under the equity method commencing July 1, 2002. We acquired Crown on September 14, 1998.

        Attributable (40%) gold production was 56,495 ounces during the fiscal year 2003. The operation has approximately 757 employees including contractors. During fiscal 2002 gold production was 138,665 ounces.

        On October 10, 2002, CGR entered into an agreement to purchase 100% of the issued share capital and shareholders claims of ERPM. ERPM is located close to Boksburg, east of Johannesburg. There is one processing plant servicing the three operating shafts. The other shafts are used for transport and pumping. Attributable (40%) gold production at ERPM during the fiscal year ended 2003 was 20,743 ounces. There are approximately 3,300 persons employed (including contractors) at ERPM.

•      Tolukuma Section

        The Tolukuma Section is situated approximately 60 miles north of Port Moresby in Papua New Guinea, at an elevation of 5,085 feet. We acquired Dome Resources (Pty) Ltd, or Dome, in the first half of 2000, our objective being to re-engineer and further develop the operation.

        Total production for the fiscal year 2003 amounted to 68,096 ounces of gold and 157,844 ounces of silver. The Tolukuma Section has approximately 472 employees, including contractors. The Tolukuma Section is situated in a remote area of Papua New Guinea, which requires all transport to and from the mine to be carried out by helicopter. As a result, 25% of the total cost of the mine is spent on transportation costs. We own 100% of the Tolukuma Section through our wholly-owned subsidiary Dome. We completed our acquisition of the entire share capital of Dome in June 2001.

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

        As a result of our hedge book, the gold price in Dollars received by us had declined during each of fiscal 2000, 2001 and 2002. However, we have seen an increase in the price of gold received by us during the 2003 fiscal year caused in part by our hedge restructuring during fiscal 2002. We have retained some protection, such as our "gold for electricity" contract with Eskom, against a decrease in the price of gold and we will consider protecting our marginal production and capital programs as appropriate. As a result of this protection, we have an exposure to opportunity loss as a result of increasing gold prices. Under the terms of our agreement, we pay Eskom standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October we adjust the cost incurred in that period in accordance with an established formula based on gold price.

        The gold price adjustment is based on the notional amount of 15,000 ounces of gold per month multiplied by the difference between the contracted gold price (that is the price that was agreed on the date of the transaction for a determined period) and the arithmetic average of London PM fix for each business day in the calculation period. This contract expires in September 2005.

        At June 30, 2003 when the gold price was $346.00 per ounce and the Rand/Dollar exchange rate was R7.47, the fair value of our Eskom position was a negative $30.9 million.

        The following table sets out the average, high and low London Bullion market price of gold in Dollars during the last four fiscal years.

	Year ended June 30
	2003	2002	2001	2000
Average	$334	296	269	281
High	382	327	291	326
Low	302	265	260	253

        As a result of the close out of our hedging program, the actual cash proceeds from the sale of gold amounted to $336 per ounce in fiscal 2003 as compared to $253 per ounce in fiscal 2002 and $264 per ounce in fiscal 2001.

Production Costs

        Cash costs typically make up over 94% of our total costs. The remainder of costs consist primarily of exploration costs, selling, administrative and general charges and depreciation and amortization. For a discussion of total costs and cash costs see Item 3. Key Information—A. Selected Financial Data. Our aim is to reduce total unit cost per ounce produced by maintaining low total cost structure at existing operations and implementing this low-cost structure at the new mining operations we acquire.

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

        Mining tax on mining income is determined based on a formula which takes into account the profit and revenue from mining operations during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate. The tax rates applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared, which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining income and non-mining income. In each of 2003, 2002 and 2001, the tax rates for taxable mining income and non-mining income for companies that elected the STC exemption were 46% and 38%, respectively. During those same years the tax rates for companies that did not elect the STC exemption were 37% and 30%, respectively.

        In 1993, we elected not to be exempt from STC, as this would have meant that we would pay normal taxation at the higher rates of 46% for mining income and 38% for non-mining income. Having chosen not to be subject to the STC exemption, we are subject to 37% tax on mining income and 30% for non-mining income. However, with the exception of Blyvoor, all of our subsidiaries elected the STC exemption. Any dividends paid by Blyvoor, being a wholly-owned subsidiary of ours, would be exempt from STC.

        South African deferred taxation has been provided at the effective mining rate applicable in terms of the mining tax formula to the relevant operations at either 37% or 46% (2002: 30%), while the Australian deferred tax is provided at the Australian statutory tax rate of 30% (2002: 30%). Valuation allowances are provided on deferred tax assets arising out of assessed losses and unredeemed capital expenditures where these are unlikely to be utilized in the foreseeable future.

  Papua New Guinea

        Prior to the 2002 fiscal year, the corporate tax rate in Papua New Guinea was 35%. Currently, corporate tax rates on non-mining, non-petroleum taxable income in Papua New Guinea are 25% for resident companies and 48% for non-resident companies. Taxable income from mining operations is assessed at the rate of 30% for resident companies and 48% for non-resident companies. Additional profit tax is raised on resource projects at a rate of 20 - 25%. Tolukuma is a resident company for tax purposes.

Results of Operations

Year ended June 30, 2003 and 2002

  Revenue

        Revenue for the year ended June 30, 2003 decreased by 12.5% to $265.9 million from $303.9 million in fiscal 2002. We produced and sold 0.793 million ounces of gold from 12.9 million tons of ore treated at an average yield of 0.062 ounces per ton in fiscal 2003. In fiscal 2002, we produced and sold 1.027 million ounces of gold from 27.3 million tons treated at an average yield of 0.036 ounces per ton. The decrease in revenue, gold produced and tons treated is primarily due to the sale of 60% of our interest in the Crown Section to KBH, effective July 1, 2002. As a result, the results of the Crown Section are no longer consolidated with our results. Our remaining 40% interest in the Crown Section has been accounted for using the equity method in the 2003 fiscal year. During fiscal 2003, the

Crown Section produced a total of 193,096 ounces of gold from 12.2 million tons of ore treated at an average yield of 0.02 ounces per ton. Production at the North West operations was also down 77,807 ounces from fiscal 2002. This decrease was due to the implementation of the 2003 mining plan, which included the "medium-grade" areas. Under this plan, the tons of ore treated from underground sources increased, but the grades decreased, and hence the ounces produced decreased.

        The decrease in production was partially offset by a stronger Dollar gold price received during the year. The average gold price received by us was $336 per ounce in fiscal 2003, compared to $253 per ounce in fiscal 2002.

  Cash Costs

        The following table sets out our total amount of gold produced in ounces, our total cost per ounce of gold and our cash cost per ounce of gold produced at each of our operations for the years ended June 30, 2003 and June 30, 2002:

	Year ended June 30,
	2003		2002
	(oz)	($/oz)	(oz)	($/oz)
North West Operations
Surface Operations	78,447	252	103,686	158
Underground Operations	384,296	335	436,864	233

Weighted average cash cost per ounce		321		219
Total Cost per ounce of gold($)		320		426
Blyvoor Section
Surface Operations	44,626	241	52,854	162
Underground Operations	203,000	269	200,171	190

Weighted average cash cost per ounce		264		184
Total Cost per ounce of gold($)		235		327
Crown Section*	—	—	138,665	204
Total Cost per ounce of gold($)		—		278
West Wits Section	14,531	335	23,245	264
Total Cost per ounce of gold($)		319		355
Tolukuma Section	68,096	291	71,955	240
Total Cost per ounce of gold($)		461		369
Total ounces produced	792,996		1,027,440
Total production costs ($'000)		239,961		218,056
Weighted average cash cost		303		212
Total Cost per ounce of gold($)		268		388

*
As a result of the sale of 60% of CGR to KHB with effect from July 1, 2002 the results of the Crown Section are no longer consolidated into our results. Our remaining 40% is now accounted for using the equity method.

        Cash cost per ounce in fiscal 2003 increased by 43% to $303 per ounce compared to a cash cost of $212 per ounce in fiscal 2002. This increase is primarily attributable to the significant appreciation of the Rand against the Dollar during fiscal 2003, as well as production difficulties at the North West Section. The majority of our cash costs are incurred in Rands. Cash costs in fiscal 2003 consisted of 42% for labor costs; 22% for contractor services and other related costs; 25% for inventory costs; and 11% for electricity costs. Cash costs in fiscal 2002 consisted of 41% for labor costs; 20% for contractor services and other related costs; 26% for inventory costs; and 13% for electricity costs. As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest combined component of cash costs. During fiscal 2003, an average wage increase of 8.5% over and above inflation for our mining employees was implemented pursuant to our current labor agreements. This contributed to our increase in cash costs.

        Our total cost per ounce of gold decreased to $268 in fiscal 2003 from $388 in fiscal 2002. This decrease is primarily attributable to the profit on financial instruments in fiscal 2003 as a result of the significant appreciation of the Rand against the Dollar. In fiscal 2002, significant costs were also incurred in the close out of our hedge book.

  Depreciation and amortization

        Depreciation and amortization charges were $10.6 million for fiscal 2003 as compared to $13.9 million for fiscal 2002. This decrease is mainly due to the decrease in the asset base as a result of our sale of 60% of our interest in the Crown Section to KBH, effective July 1, 2002.

  Employment termination costs

        Employment termination costs increased to $1.5 million for fiscal 2003 as compared to $0.4 million for fiscal 2002. This increase is mainly due to the gradual reduction in the workforce at the North West Operations during the year, as well the effect of a stronger Rand against the Dollar as our termination costs are incurred in Rands.

  Impairment of assets

        During fiscal 2003, we recorded no impairment charge against assets. During fiscal 2002, we recorded an impairment charge against the residential property at the Durban Deep Section of $2.2 million. The market value of these assets had declined further during the current year.

  Profit/(loss) on derivative instruments

        The fair value adjustment on financial instruments in fiscal 2003 was $43.8 million, as compared with a loss of $147.2 million in fiscal 2002.

        The appreciation of the Rand during fiscal 2003 and the resulting positive effect that these changes had on the fair value of our derivative instruments contributed to the large increase in the profit on financial instruments. The above difference and the effect of the close-out of our hedge position resulted in a fair value adjustment (unrealized) of $20.8 million and a realized losses of $126.4 million in fiscal 2002.

  Selling, administration and general charges

        The selling, administration and general charges decreased in fiscal 2003 to $10.8 million as compared to $13.3 million in fiscal 2002. The implementation of a flatter management structure and the concerted effort of management to institute tighter financial controls, including greater reliance on in-house expertise as opposed to external consultants, also contributed to the decrease.

  Unrealized foreign exchange gains

        Our functional currency is the Rand for our South African operations and the Papua New Guinean Kina for our Tolukuma operations. The unrealized foreign exchange gain of $11.2 million for fiscal 2003, compared to $0.6 million for fiscal 2002, and represents the effect of the translation of monetary items, primarily external debt, which is denominated in currencies other than our functional currencies.

  Interest expense

        Interest expense increased to $6.9 million for fiscal 2003 as compared to $2.4 million for fiscal 2002. The increase was due primarily to the increased interest charge as a result of our issue of the $66 million 6% Senior Convertible Notes on November 12, 2002 as well as the effect of stronger Rand against the Dollar.

  Loss from Associate Company

        With the sale of a 60% interest in CGR on July 1, 2002, our remaining 40% interest in CGR is equity accounted for as an investment in an associate company. Our proportionate share of the after tax loss of CGR for fiscal 2003 was $4.2 million. We also impaired $5.2 million of loans to our associate companies.

  Income and Mining Tax

        In fiscal 2003, the tax charge was 72% of our consolidated profit as compared to a benefit of 45% of our consolidated loss for fiscal 2002.

        The increased profitability for the year under review resulted in a decrease in assessed losses available to us. This combined with an increase in the valuation allowance at the North West Operations, resulted in a deferred tax charge of $59.9 million. Losses incurred in the fiscal year ended June 30, 2002 resulted in a deferred tax benefit of $42.9 million for the fiscal 2002 year.

        The taxation charge for fiscal 2003 was reduced by a change in the rate of deferred tax at our South African operations. During the year we changed our estimate of the rate at which deferred tax is recognized from 30% in fiscal 2002 to the maximum mining tax rate applicable under the mining tax formula to our individual mining operations, at either 37% or 46% for fiscal 2003. The increase in the tax rate increased the value of our deferred tax asset, resulting in a decrease in the taxation charge for the period of $18.5 million.

  Provision for Environmental Rehabilitation

        A total of $17.9 million was invested in our various environmental trust funds at the end of fiscal 2003, as compared to $12.1 million for fiscal 2002. The increase in Dollar terms is attributable to the strengthening of the Rand against the Dollar in fiscal 2003. As of June 30, 2003, we estimate our total rehabilitation liability to be $24.6 million as opposed to $17.9 million at June 30, 2002. The shortfall will be financed by ongoing financial contributions.

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

  Cash Costs

        The following table sets out our total amount of gold produced in ounces, our total cost per ounce of gold and our cash cost per ounce of gold produced at each of our operations for the years ended June 30, 2002 and June 30, 2001:

	Year ended June 30,
	2002		2001
	(oz)	($/oz)	(oz)	($/oz)
North West Operations
Surface Operations	103,686	158	106,902	177
Underground Operations	436,864	233	501,425	242

Weighted average cash cost per ounce		219		231
Total Cost per ounce of gold($)		426		300
Blyvoor Section
Surface Operations	52,854	162	68,255	186
Underground Operations	200,171	190	152,556	250

Weighted average cash cost per ounce		184		230
Total Cost per ounce of gold($)		327		241
Crown Section	138,665	204	145,029	214
Total Cost per ounce of gold($)		278		238
West Wits Section	23,245	264	25,849	314
Total Cost per ounce of gold($)		355		241
Tolukuma Section	71,955	240	63,593	242
Total Cost per ounce of gold($)		369		316
Total ounces produced	1,027,440		1,063,609
Total production costs ($'000)		218,056		247,098
Weighted average cash cost		212		232
Total Cost per ounce of gold($)		388		360

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

RESTATEMENT OF QUARTERLY INFORMATION

        On September 30, 2003, we filed a restatement of our unaudited US GAAP financial information for the quarter ended June 30, 2003 and on October 31, 2003 we filed our unaudited US GAAP financial information for the quarter ended September 30, 2003.

        As a result of the year end audit for the fiscal year ended June 30, 2003, certain audit adjustments have arisen, which require the above quarterly information to be restated. These adjustments include the reversal of Impairment on Mining Assets of $5.3 million, a full valuation allowance of the North West Operations Deferred Tax Asset, amounting to $41.4 million, and fair value adjustments to the Convertible Loan Notes, amounting to $1.0 million.

        As a result of these adjustments, our unaudited US GAAP financial information for the quarters ended June 30, 2003 and for the quarter ended September 30, 2003 are restated below.

        Reconciliation of Net Loss applicable to stockholders as previously reported for the quarters ended June 30, 2003 and September 30, 2003:

	Quarter ended
	(US$ million)
	June 30, 2003 US$ million	September 30, 2003 US$ million
Net profit/(loss) applicable to stockholders as previously reported	1.1	(9.5)
Adjusted for:	(30.0)	(12.3)
Reversal of impairment of mining assets	6.1	—
Depreciation and amortization	—	(6.4)
Deferred tax valuation allowance	(36.8)	(6.2)
Adjustment to write off of investments and loans	(0.2)	—
Fair value adjustment to convertible notes	0.9	0.3

Net profit/(loss) applicable to stockholders as restated	(28.9)	(21.8)

        Reconciliation of Stockholder's Equity as previously reported for the June 2003 and September 2003 quarters:

	Quarter ended
	(US$ million)
	June 30, 2003 US$ million	September 30, 2003 US$ million
Stockholder's Equity as previously reported	48.1	111.4
Adjusted for:	(42.9)	(57.6)
Loss applicable to stockholder's	(30.0)	(12.3)
Translation adjustments	(12.9)	(2.4)
Quarter June 2003 adjustments	—	(42.9)

Stockholders equity as restated	5.2	53.8

	Quarter ended
	(US$ m)
Statements of Operations for:	June 30, 2003 Restated	September 30, 2003 Restated
	(Unaudited)
Revenues
Product sales (Gold revenue)	67.1	62.8
Cost and expenses	(65.6)	(68.4)
Production costs	(64.2)	(66.8)
Movement in gold in process	(0.8)	(1.2)
Movement in rehabilitation provision	(0.6)	(0.4)

Other operating expenses
Depreciation and amortization	(3.8)	(9.7)
Impairment of assets	—	0.1
Employment termination costs	(1.3)	(5.4)
Management and consulting fees	0.1	(0.5)
(Loss)/profit on derivative instruments	1.4	(2.8)
Loss on sale of investments	(1.1)	—
Administration and general charges	(3.2)	(3.1)

Stock based compensation costs	(1.2)	(0.5)
Administration and general charges	(2.0)	(2.6)

Net operating loss	(6.4)	(27.0)
Investment income	2.0	1.6
Other income	9.8	0.8
Finance cost
Interest expense	(4.2)	(2.3)

Profit/(loss) before taxation	1.2	(26.9)
Loss from associate	(7.7)	—
Income and mining tax benefit	—	—
Deferred taxation benefit	(22.4)	5.1

Net loss applicable to stockholders	(28.9)	(21.8)

Basic loss per share (cents)	(15.7)	(11.5)
Diluted loss per share (cents)	(15.7)	(11.5)

	Quarter ended
	(US$ m)
		Quarter September 30, 2003 Restated
Balance Sheets at:	Quarter June 30, 2003 Restated
Abridged
	(Unaudited)
ASSETS
Current assets	75.4	105.8
Cash and equivalents	44.4	85.5
Receivables	23.1	13.5
Inventories	7.9	6.8
Mining assets	83.3	81.6
Cost	219.8	234.4
Accumulated depreciation & amortization	(136.5)	(152.8)
Other assets	39.9	51.2
Deferred income and mining tax	5.1	10.7
Non-current assets	34.8	40.5

Total assets	198.6	238.6

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities	69.0	57.1
Bank overdraft	3.9	0.4
Accounts payable and accrued liabilities	50.0	51.1
Short-term portion of long-term loans	15.1	5.6
Long-term loans	5.7	5.6
Convertible notes	61.4	60.9
Derivative instruments	32.7	35.1
Provision-environmental rehabilitation	24.6	26.1
Stockholders' equity	5.2	53.8
Authorized
300 000 000 ordinary no par value shares
5 000 000 cumulative preference shares
Issued
211 402 045 ordinary no par value shares
5 000 000 cumulative preference shares
Stated capital and share premium	360.3	424.3
Additional paid in capital	37.7	38.2
Cumulative preference shares	0.1	0.1
Accumulated loss	(340.4)	(362.2)
Other comprehensive income	(52.5)	(46.6)

Total liabilities & stockholders' equity	198.6	238.6

	Quarter ended
	(US$ m)
Changes in Statement of Stockholders' Equity for the period ended:	June 30, 2003 Restated	September 30, 2003
	(Unaudited)
Stockholders' equity at the beginning of the period	48.9	5.2
Prior period adjustment (Argonaut mineral rights)	(4.5)	—
Stockholders' equity at the beginning of the period as restated	44.4	5.2
Share capital issued	1.4	64.5
— for cash	—	63.8
— for share options exercised	0.2	0.2
— for stock based compensation	1.2	0.5

Movement in retained income	(40.6)	(15.9)

— (loss)/profit applicable to stockholders	(28.9)	(21.8)
— mark-to-market on investments	0.1	3.6
— currency adjustments and other	(11.8)	2.3

Stockholders' equity at the end of the period	5.2	53.8

Cash Flow Statements for the period ended:

	Quarter ended
	(US$ m)
Abridged:	June 30, 2003	September 30, 2003
	(Unaudited)
Net cash out flow from operating activities	(14.6)	(6.4)
Net cash in flow from investing activities	0.4	1.4
Net cash (out)/in flow from financing activities	(13.4)	44.0

Net (decrease)/increase in cash & equivalents	(27.6)	39.0
Translation adjustment	8.9	2.1
Cash and equivalents at beginning of period	63.1	44.4

Cash and equivalents at end of period	44.4	85.5

LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

        At June 30, 2003, we had cash and cash equivalents of $44.4 million, and working capital of $2.4 million, compared to cash and cash equivalents of $23.9 million, a negative working capital of $34.3 million at June 30, 2002. Our board of directors believes that due to the favorable Dollar gold price, the restructuring of our hedge positions, the revised mining plan as a results of the 60 day review process at the North West Operations and the debt facilities currently in place, our working capital resources are sufficient to fund our currently foreseeable business requirements.

Operations

        Cash of $23.9 million was utilized for fiscal 2003 as compared to cash utilized of $64.2 million for fiscal 2002 and cash utilized of $16.7 million for fiscal 2001. This decrease was due primarily improved profitability in fiscal 2003 and the cash flows arising on the early settlement of hedge positions during fiscal 2002.

Investing

        Cash utilized in investing activities increased to $9.8 million in fiscal 2003 from cash generated of $2.9 million for fiscal 2002 as compared to cash utilized $1.3 million in fiscal 2001. The increase in fiscal 2003 is as a result of the acquisition of a 19.81% stake in Emperor Mines and increased capital expenditure at the operations. The cash generated in fiscal 2002 was due to the sale of listed investments.

Financing

        Cash generated by financing activities decreased to $55.4 million in 2003 from cash generated of $67.6 million in 2002. During fiscal 2003, we raised $63.6 million through the issue of 6% Senior Convertible Notes, $9.0 million through the issue of shares and we repaid $20.3 million of our long term liabilities. During fiscal 2002 we raised $51.1 million through the issues of shares and we raised $18.5 million in long-term liabilities. Cash generated from financing activities in fiscal 2001 was $11.0 million.

Capital Expenditures

        Capital expenditure for the fiscal year ended June 30, 2003 was $13.4 million, compared to $8.2 million for the fiscal year ended June 30, 2002. Capital expenditures were predominantly on ore reserve development and new underground mining equipment. The surface equipment at Tolukuma was upgraded. Redundant capital equipment was sold during the year, the proceeds of which amounted to $3.6 million. Capital expenditures were funded from existing cash resources and cash generated by operations and cash generated by financing activities.

        Capital expenditure for the fiscal year ended June 30, 2002 was $8.2 million, compared to $6.3 million for the fiscal year ended June 2001. Capital expenditures were predominantly on ore reserve development at the Blyvoor section and underground services at the Blyvoor, Harties and Buffels Sections. Redundant capital equipment was sold during the year, the proceeds of which amounted to $1.7 million. Capital expenditures were funded from existing cash resources.

        For fiscal 2004, we have budgeted $25.9 million for capital expenditures. Included in this amount is $14.3 million on mining equipment and development, $6.9 million on other capital projects, $2.2 million for upgrading existing underground operations, $1.2 million for exploration, and $0.1 million for upgrading current metallurgical plants. These amounts exclude any expenditures at the Porgera Mine.

        For fiscal 2004, North West has budgeted $10.9 million for capital expenditure, Blyvoor $10.7 million and Tolukuma $4.3 million. We plan to finance the capital expenditures from cash flows generated by operations.

        As of October 31, 2003, $25.4 million of the total projected capital expenditure has been approved by our board.

Share Capital

        During fiscal 2001, we issued 19,320,000 ordinary shares at market value to certain institutional investors in exchange for gross cash proceeds of $14.8 million.

        During fiscal 2001, we issued 350,000 ordinary shares at market value to The Corner House (Pty) Limited for services rendered which amounted to $0.3 million.

        During February and May of 2002, we concluded private placements for a total of 12,000,000 of our ordinary shares. The net proceeds from those placements of R445.5 million ($42.2 million) were used to undertake a major restructuring of our hedge book.

        In July 2002, KBH subscribed for 4,794,889 of our ordinary shares of a subscription price of approximately R68 million ($6.8 million).

        On November 12, 2002 we issued $66,000,000 of 6% Senior Convertible Notes due 2006, or the Notes, in a private placement. We issued the notes at a purchase price of 100% of the principal amount thereof. If not converted or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006. The notes are convertible into our ordinary shares, or, under certain conditions, ADRs, at a conversion price of $3.75 per share or ADR, subject to adjustment in certain events. We are entitled to redeem the notes at their accreted value plus accrued interest, if any, subject to certain prescribed conditions being fulfilled, after November 12, 2005. We offered the notes only to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended, or the Securities Act, and to non-U.S. persons in reliance on Regulation S under the Securities Act. In connection with the offering of the notes, we entered into a registration rights agreement with the initial purchaser of the notes. This agreement obligated us to file with the SEC a shelf registration statement with respect to the offer and sale of the notes and the ordinary shares or the ordinary shares underlying the ADSs issuable upon conversion of the notes. On September 30, 2003 the SEC declared effective our registration statement on Form F-3 pertaining to the notes. To date, no notes have been converted.

        On August 14, 2003 we entered into an option agreement with Investec granting Investec the option to acquire 18 million of our ordinary shares. The strike price per share of the option was 95% of the trade-weighted average price of our ADRs for the 30 days prior to exercise.

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

        On October 14, 2003 we announced that we had reached an agreement with OSL to acquire two of that company's wholly-owned subsidiaries, OMP and MRP. The transaction was affected through the amalgamation of OML and MRP and our wholly-owned subsidiary, Dome Resources (PNG) Limited. The purchase price of $73.3 million was comprised of $57.22 million in cash and 6,643,902 ($16.08 million) of our ordinary shares. This amount may be subject to certain post-closing adjustments which have not yet taken place. As part of the acquisition, we have offered 5% of our assets in the Porgera Mine to Mineral Resources Enga, on behalf of the Enga Provincial Government and landowners in Papua New Guinea.

        All conditions precedent to this transaction have been met and the approval of the Papua New Guinea Central Bank was obtained on November 19, 2003. The agreement was finalized and the transaction took place on November 21, 2003.

        On November 4, 2003, we issued 3,000,000 ordinary shares to Investec in exchange for gross cash proceeds of $8 million which was used to cover restructuring expenses at our North West Operations.

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

        As of November 30, 2003, the interest rate on this loan was 9% and the outstanding balance on the loan was $0.3 million.

  Mortgage Bond—First National Bank Limited

        A mortgage bond of R3 million ($0.5 million) was obtained by our subsidiary, Stand 752 Parktown Extension (Pty) Ltd in November 1998 in order to acquire the building which houses our registered address and corporate offices. The loan is secured by a first covering mortgage bond over this property and a deed of suretyship signed by us. The mortgage loan bears interest at 0.75% below the prime lending rate offered by First National Bank of Southern Africa Limited on overdraft. At June 30, 2003 the interest rate was 14.75% per annum. Interest is calculated daily and compounded monthly in arrears. The loan is repayable over 60 months in monthly installments. As of June 30, 2003, the outstanding balance on the loan was $0.1 million.

        As of November 30, 2003 the interest rate on this loan was 11.25% and the outstanding balance was $0.1 million.

  Industrial Development Corporation Loan to Crown Gold Recoveries (Pty) Ltd

        On June 8,1999, CGR, entered into a loan agreement with IDC for R25 million ($3.1 million). The loan bears interest at 2.5% below the prime lending rate offered by First National Bank of Southern Africa Limited on overdraft. As of June 30, 2002, the interest rate was 13.5% per year. A commitment fee of 1% on the loan amount plus 0.5% on the amount of each drawing is payable to IDC. The loan is repayable in 48 monthly installments. Repayment of the loan began on April 30, 2000. As of June 30, 2003, the interest rate stood at 13% per year, and the outstanding balance on the loan was $0.6 million.

        As of November 30, 2003 the interest rate on this loan was 9.5% and the outstanding balance was $0.4 million.

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

        This lease was paid off in full during October, 2003.

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

        The loan bears interest at a rate equal to Bank of South Pacific's "Indicator Lending Rate", which is published weekly, plus a margin of 4% per annum. Interest is payable monthly in arrears. Principal payments are also made monthly in accordance with the payment schedule which Bank of South Pacific calculates from time to time.

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

        This loan was paid off in full during October, 2003.

  Industrial Development Corporation Loan to Blyvoor

        On July 18, 2002, Blyvoor entered into a loan agreement with IDC for R65 million ($6.3 million) specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor Expansion Project. The loan bears interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. As of June 30, 2003, the interest rate stood at 14.5% per year. The loan is repayable in 48 monthly installments. The loan will be secured by a special notarial bond over the Blyvoor metallurgical plant. At the time the loan was made, the Blyvoor metallurgical plant was encumbered in favor of J.P. Morgan Chase and as a result could not be provided as security. Accordingly, IDC has agreed to temporarily waive the requirement to provide this security in consideration for Blyvoor providing IDC with a written undertaking to register the special notarial bond on or before June 30, 2003 and the provision of the following security (a) Crown pledging its 40% shareholding and ceding, as security, its shareholder loans in CGR to IDC, and (b) Crown and us providing a guarantee to IDC for the obligations of Blyvoor to IDC, such suretyship only to become effective on July 1, 2003 and remain in force until the registration of the special notarial bond. This security has been provided.

        The loan agreement prohibits us from disposing of or further encumbering the assets covered by the special notarial bond and places restrictions over our ability to change the business of Blyvoor.

        As of June, 2003, we have drawn down R42.9 million ($5.7 million) of this loan. As of November 30, 2003 the interest rate on this loan was 11% and the outstanding balance was $5.4 million.

  Senior Convertible Notes

        On November 12, 2002 we issued $66,000,000 of 6% Senior Convertible Notes due 2006, in a private placement. We issued the notes at a purchase price of 100% of the principal amount thereof. If not converted or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006. The notes are convertible into our ordinary shares, or, under certain conditions, ADSs, at a conversion price of $3.75 per share or ADS, subject to adjustment in certain events. We are entitled to redeem the notes at their accreted value plus accrued interest, if any, subject to certain prescribed conditions being fulfilled, after November 12, 2005. We offered the notes only to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended, or the Securities Act, and to non-U.S. persons in reliance on Regulation S under the Securities Act.

        On September 30, 2003, the SEC declared effective our registration statement on Form F-3 pertaining to the $66,000,000 6% Senior Convertible Notes we issued in November 2002. To date, no notes have been converted. In connection with the registration process, we incurred liquidated damages in the amount of $1,188,000.

        As of June 30, 2003, the effective interest rate on this loan was 7.05% per annum and the outstanding balance on the loan was $62.5 million.

        As of November 30, 2003, the effective interest rate on this loan was 7.05% per annum and the outstanding balance was $62.4 million.

Compliance with Loan Covenants

        We have been in compliance with all covenants contained in the above loan agreements, in all material respects, during the periods covered by our financial statements included in this Annual Report.

Treasury Policies

        Our board of directors has approved a "Treasury Policy on Financial Risk Management" which governs our treasury's activities, including the setting of hedging and dealing limits, approval of hedging instruments and counterpart approval and limits.

        Generally, we do not use forward contracts, options or swaps to reduce our risk exposure to volatility in the gold price. However, our policy does permit hedging to initially protect new acquisitions and to protect capital projects from fluctuations in the gold price.

        Our board of directors has delegated certain responsibilities to our Audit Committee regarding our treasury. It is the responsibility of our Audit Committee to develop a strategic view on financial risk management and consider, where appropriate, risk management strategies recommended by management.

        Our hedging risk is measured by the effect of the gold price, foreign exchange rate, interest rates and the volatility of the gold price and exchange rates. Open positions are monitored regularly and managed accordingly.

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

ITEM 7.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

        Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2003, our board consisted of seven directors. As of December 22, 2003, our board consisted of seven directors.

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

Executive Directors

        Mark Michael Wellesley-Wood (52) Executive Chairman. Mr. Wellesley-Wood was appointed Non-Executive Chairman in May 2000 and appointed Chairman and Chief Executive Officer in November 2000. Mr. Wellesley-Wood was appointed Executive Chairman on December 19, 2003. Mr. Wellesley-Wood holds a degree in Mining Engineering from the Royal School of Mines and an MBA from City Business School. He is a Chartered Engineer, a Member of the Institution of Mining and Metallurgy, a former Member of the Stock Exchange in London, a Fellow of the Securities Institute and a Member of the Society of Investment Professionals. Mr. Wellesley-Wood has been involved in all aspects of raising finance and financial advice for mining companies since 1977. Mr. Wellesley-Wood is also a director of Oxus Resources, WCS Limited, Emperor Mines Limited and Unwins Wine Group Ltd. In January 2002, Mr. Wellesley-Wood was denied entry into South Africa based upon alleged deficiencies in his residency permit. Subsequently, Mr. Wellesley-Wood was issued a valid work permit by the Department of Home Affairs through March 2005.

        Ian Louis Murray (37) Chief Executive Officer and Chief Financial Officer. Mr. Murray was appointed Manager Corporate Finance in 1997, alternate director in July 1999, Chief Financial Officer in November 2000 and Deputy Chief Executive Officer in January 2003. Mr. Murray resigned as Chief Financial Officer in January 2003 but re-assumed that position on June 30, 2003 upon the resignation of Mr. J.H. Dissel. Mr. Murray was appointed Chief Executive Officer and Chief Financial Officer on December 19, 2003. Mr. Murray is a member of the South African Institute of Chartered Accountants and the Chartered Institute of Management Accountants. Prior to joining us, Mr. Murray was group financial and administration manager of Bioclones (Pty) Limited, a subsidiary of S A Breweries from August 1995 to January 1997.

Non-Executive Directors

        David Christopher Baker (44) Non-executive director. Mr. Baker was appointed as non-executive director in 2002. Mr. Baker is a qualified metallurgist and started his career at the CRA Broken Hill mine in Australia. During 1986 he joined Capel Court Powell in Sydney as a mining analyst and later moved to their offices in London in a similar position. In 1992 Mr. Baker joined Merrill Lynch Investment Management as director Global Natural Resources where as portfolio manager he successfully managed the Mercury Gold Metal Open Fund since its launch in 1995. Mr. Baker is also a director of Northcliffe Holdings Pty. Ltd, Serpent Investment Pty. Ltd, Emperor Mines Limited and Baker Steel Limited and is a partner in Baker Steel Capital Managers LLP.

        Geoffrey Charles Campbell (42) Senior non-executive director. Mr. Campbell was appointed as non-executive director in 2002. Mr. Campbell was appointed senior non-executive director on December 19, 2003. Mr. Campbell is a qualified geologist and started his career at the Gwynfynydd Mine in Wales as chief geologist. In 1986 Mr. Campbell joined Sheppards in London as mining analyst. In 1994 Mr. Campbell was appointed to the position of senior research analyst at Fleming Martin, London and New York before joining Merrill Lynch Investment Managers in 1995 as research director and senior fund manager. Mr. Campbell currently is self employed and is the managing director of Boatlaunch Limited, a company that provides information on boat launching facilities in and around the UK.

        Robert Peter Hume (63) Non-executive director. Mr. Hume was appointed non-executive director in 2001. Mr. Hume has forty years' experience in the auditing field of which the last eighteen years as partner in the firm KPMG, East London office. Since retirement in 1989, he spent two years as investment manager at Sasfin Frankel Pollak in East London. Mr. Hume is also a director of King Consolidated Holdings Limited.

        Moltin Paseka Ncholo (40) Non-executive director. Dr. Ncholo was appointed non-executive director in 2002. Dr. Ncholo was awarded his doctorate in Philosophy in 1992 and became an advocate of the High Court of South African in 1994. Prior to becoming the chairman of KBH and ERPM in 1999, he was director-general of the Department of Public Service and Administration. Dr. Ncholo is also a director of CGR.

        Douglas John Meldrum Blackmur (60) Non-executive director. Professor Blackmur was appointed as a non-executive director in October 2003. Professor Blackmur holds a doctorate in industrial relations from the University of Queensland and has a career which spans more than 35 years, primarily in the academic and human resources fields. He currently holds the position of Professor of Management at the University of the Western Cape.

Alternate Directors

        Anton Lubbe (43) Alternate Director. Mr. Lubbe was appointed an alternate director on June 30, 2003. Mr. Lubbe has a BSc (Mining) with distinction (Wits), Graduate Diploma in Engineering (Wits) and a MBA from the University of Wales. Mr. Lubbe started his career with Blyvooruitzicht Gold Mining Company Limited in 1980 as a learner official and was transferred to Crocodile River Mine in 1987 as underground manager. In 1988, he was transferred to Kennedy's Vale Mine as Site Manager. In 1991, he was transferred to Durban Roodepoort Deep, Limited as a production manager. In 1993, Mr. Lubbe joined Gold Fields Limited as Underground Manager at Okiep Copper Mine and in 1994 re-joined Durban Roodepoort Deep, Limited as General Manager of the Durban Deep Section. In 1998, Mr. Lubbe joined Samancor Limited as a general manager of the Eastern Chrome Mine. Mr. Lubbe again returned to Durban Roodepoort Deep, Limited in 2001 and was transferred to Tolukuma as general manager. In June 2002, Mr. Lubbe was appointed General Manager of Buffels. In January 2003, he became General Manager of Harties. Mr. Lubbe was promoted to Divisional Director Growth and Services in March 2003.

        Deon van der Mescht (40) Alternate Director. Mr. van der Mescht was appointed an alternate director on June 30, 2003. Mr. van der Mescht started his career as a learner official at Evander Mines in the early 1980's. Shortly thereafter, he obtained his National Higher Diploma in Metalliferous Mining. In 1998, he became a production manager at Buffels. In January 2002, Mr. van der Mescht was appointed General Manager of Blyvoor. He was appointed as General Manager—South African Operations in March 2003.

Executive Officers

        William Beer (51) Chief Administration Officer. Mr. Beer was appointed Chief Administration Officer in January 2002. Mr. Beer has 21 years of management experience.

        Aletta Beyers (29) Manager: Treasury. Ms. Beyers was appointed Manager: Treasury in November 2000. Ms. Beyers has 8 years of financial experience in the mining industry.

        David Johannes Botes (46) Group Enterprise Risk Manager. Mr. Botes was appointed Group Financial Manager in September 1998. Mr. Botes has 20 years of financial management experience.

        Johann Engels (50) Divisional Director Group Human Resources. Mr. Engels was appointed Group Human Resources Manager in July 2002. Mr. Engels has 26 years experience in the mining industry.

        Stephanus Aderiaan Louwrens (46) General Manager of ERPM. Mr. Louwrens was appointed General Manager of ERPM in October 2002. Mr. Louwrens has 26 years of experience in the gold mining industry.

        Barry de Blocq van Scheltinga (41) Human Resources Manager, Corporate Services. Mr. Scheltinga was appointed Industrial Relations Manager in September 1998 and Human Resources Manager, Corporate Services. Mr. de Blocq has 14 years of experience in industrial relations and human resources management.

        Charles Methley Symons (49) General Manager of Crown. Mr. Symons was appointed General Manager of Crown in September 1998. Mr. Symons has 24 years of experience in the mining industry.

        Mehran Nohajer (39) General Manager of Tolukuma. Mr. Nohajer was appointed General Manager of Tolukuma in January 2003. Mr Nohajer has 13 years of experience in the gold mining industry.

        Christiaan Albertus Vermeulen (40) General Manager North West Operations. Mr. Vermeulen was appointed General Manager of Buffels in December 2002 and General Manager North West Operations in June 2003. Mr. Vermeulen has 20 years of experience in the mining industry.

        Daniel Johannes Pretorius (36) Legal Advisor. Mr. Pretorius was appointed Legal Advisor in May 2003. Mr. Pretorius has ten years of experience in the mining industry.

        Jacob Hendrik Dissel (45) Group Financial Manager. Mr. Dissel was appointed Chief Financial Officer on January 29, 2003, but due to personal reasons resigned from this position on June 30, 2003. Mr. Dissel was appointed Group Financial Manager on June 30, 2003. Mr. Dissel also served as acting Company Secretary on a temporary basis until we appointed Andrea Townsend on September 30, 2003. Mr. Dissel has 17 years of financial experience in the gold mining industry.

        Grant Dempsey (43) Divisional Director Joint Venture. Mr. Dempsey was appointed Divisional Director Joint Venture in June 2003. Mr. Dempsey has 25 years of experience in the mining industry.

        Richard Johnson (45) Divisional Director Australasia. Mr. Johnson was appointed Divisional Director Australia in June 2003. Mr. Johnson has 20 years of experience in the mining industry.

        Ilja Graulich (31) General Manager Investor Relations. Mr. Graulich was appointed General Manager Investor Relations in February 2003. Mr. Graulich is a former financial journalist and has 5 years of experience across a number of media sectors including mining editor of a preeminent South African financial newspaper. Mr. Graulich is also an alternate director of Rand Refinery Limited.

        Andrea Isolde Townsend (37) Group Company Secretary. Ms. Townsend was appointed Group Company Secretary in October 2003. Ms. Townsend is a qualified attorney. She has 4 years experience in legal practice and 10 years experience in the corporate legal and company secretarial field in the financial services industry.

        Wayne Gregory Koonin (34) Divisional Director: Group Finance. Mr. Koonin was appointed Divisional Director: Group Finance in October 2003. Mr. Koonin is a member of the South African Institute of Chartered Accountants. He has 7 years experience as a Financial Director at board level across a number of industries, including coal mining. Mr. Koonin is also a director of Rand Refinery Ltd.

Changes in our Board of Directors and Officers

        The following changes occurred in our board of directors and officers from July 1, 2002 to December 22, 2003.

Appointments		Date
J.H. Dissel	(Chief Financial Officer)	January 29, 2003
M. Nohajer	(General Manager: Tolukama)	January 7, 2003
C. Vermeulen	(General Manager: Buffels)	December 2, 2002
D.J. Pretorius	(Legal Advisor)	May 1, 2003
D. van der Mescht	(Alternate Director)	June 30, 2003*
A. Lubbe	(Alternate Director)	June 30, 2003*
J.H. Dissel	(General Manager—Group Finance)	June 30, 2003*
D. Blackmur	(Non-Executive Director)	October 21, 2003
A. Townsend	(Group Company Secretary)	October 1, 2003
W. Koonin	(Divisional Director—Group Finance)	October 1, 2003
M. Wellesley-Wood	(Executive Chairman)	December 19, 2003
I. Murray	(Chief Executive Officer and Chief Financial Officer)	December 19, 2003
G. Campbell	(Senior Non-Executive Director)	December 19, 2003
Resignations		Date
C. Valkin	(Alternate Director)	September 6, 2002
N. Goodwin	(Non-Executive Director)	January 29, 2003
M. Eloff	(Group Company Secretary)	March 13, 2003
B. Morton	(Group Legal Advisor)	March 18, 2003
D.S. van den Bergh	(New Business Development Manager)	February 28, 2003
F. Coetzee	(Operations Director)	April 24, 2003
J.H. Dissel	(Chief Financial Officer)	June 30, 2003*

*
Effective date

Directors' Terms of Employment

        The following table shows the date of appointment, expiration of term and number of years of service of each of our directors:

Director	Date of Appointment	Date of Expiration of Term	Number of Years of Service
M.M. Wellesley-Wood	2003	2006	3
I.L. Murray	2003	2007	4
F. Coetzee(1)	2002	2005	1
M. Ncholo	2002	2005	1
G. Campbell	2002	2005	1
N. Goodwin(2)	1997	2005	6
R. Hume	2003	2006	2
D. Baker	2002	2005	1

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

Committees of the Board of Directors

Executive Committee

        The Executive Committee meets regularly to review current operations in detail, develop strategy and policy proposals for consideration by the board of directors and to implement its directives. The Executive Committee consists of: I. Murray (Chairman), M.M. Wellesley-Wood, W. Beer, J. Engels, A. Lubbe, D. van der Mescht, W. Koonin, A. Townsend and I. Graulich.

Remuneration Committee

        The Remuneration Committee has been appointed by the board of directors with responsibility for approving all of our remuneration policies and the terms and conditions of employment of executive directors and officers. The committee also considers and approves the eligibility criteria and performance measures of the Durban Roodepoort Deep (1996) Share Option Scheme applicable to the executive directors and senior management. The Remuneration Committee consists of: D. Baker, D. Blackmur and G. Campbell (Chairman).

Audit Committee

        The Audit Committee reviews our annual results, the effectiveness of our system of internal financial controls, internal audit procedures and legal and regulatory compliance. The committee also reviews the scope of work carried out by our internal auditors and holds regular discussions with the external auditors, internal auditors and J. Botes, our Enterprise Risk Manager. The Audit Committee consists of: R. Hume (Chairman), G. Campbell and D. Baker. Additionally, our Audit Committee develops strategic views on financial risk management and considers, where appropriate, risk management strategies recommended by management.

Risk Committee

        The Risk Committee has been appointed and will review the Company's risk management and health, safety and environmental compliance. This committee is chaired by Mr. D. Blackmur.

Compensation of Directors and Officers

        Our Articles of Association provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of non-executive directors. The total amount of directors' remuneration paid for the year ended June 30, 2003 was R17.4 million ($1.9 million). Both Messrs. Wellesley-Wood and Murray waived their semi-annual bonus payment, which was payable in July 2003, until our cash flow position improves, which will be determined by the Remuneration Committee. During the year ended June 30, 2003, we contributed R0.5 million ($0.06 million) to our defined contribution plans for these officers and directors. The following table sets forth the compensation for our directors for the year ended June 30, 2003:

Directors	Basic Salary/Fees ($'000)	Retirement fund contributions/ Bonus/Restraint of Trade/Expenses ($'000)	Total ($'000)	Share option scheme gains ($'000)
Executive
M.M. Wellesley-Wood	511	173	684	874
I. Murray	236	185	421	738
F. Coetzee(1)	231	405	636	40
J. H. Dissel (2)	70	3	73	59
Subtotal(2)	1,048	766	1,814	1,711
Non-Executive
P. Ncholo	17	—	17	—
G. Campbell	25	—	25	—
N. Goodwin(3)	16	—	16	225
R. Hume	25	—	25	11
D. Baker	22	—	22	—
Total	1,153	766	1,919	1,947

(1)
Mr. Coetzee resigned from our board of directors on April 24, 2003.

(2)
Mr Dissel resigned from our board of directors on June 30, 2003.

(3)
Mr. Goodwin resigned from our board of directors on January 29, 2003.

        As of June 30, 2003, options to purchase ordinary shares held by directors were as follows:

Directors	Options at June 30, 2002	Options granted during the year	Average Exercise price (R)	Options exercised during the year	Average Exercise Price (R)	Options lapsed during the year	Options at June 30, 2003	Expiration Dates(1)
Executive
M.M. Wellesley Wood	905,309	423,600	23.01	395,244	10.42	—	933,665	8/21/10-4/22/13
I. Murray	677,671	242,900	23.22	270,500	9.45	—	650,071	8/6/07-4/22/13
F. Coetzee(2)	297,789	180,600	23.54	25,000	7.26	—	453,389	5/1/11-4/22/13
JH Dissel(3)	135,696	64,600	19.05	30,524	13.26	—	169,772	8/21/10-4/22/13
Non-Executive
P. Ncholo	20,000	18,500	23.72	—	—	—	38,500	3/20/12-4/22/13
G. Campbell	20,000	22,900	22.82	—	—	—	42,900	3/20/12-4/22/13
N. Goodwin(4)	155,000	10,700	29.10	70,000	7.49	95,700	—	8/21/10-4/22/13
R. Hume	48,750	23,900	23.55	4,000	7.26	—	68,650	10/1/11-4/22/13
D. Baker	60,000	21,800	23.01	—	—	—	81,800	23/1/12-4/22/13

(1)
Certain directors hold options which expire at various times. For those directors, a range is provided indicating the earliest and latest expiration dates.

(2)
Mr. Coetzee resigned from our board of directors on April 24, 2003.

(3)
Mr. Dissel resigned from our board of directors on June 30, 2003.

(4)
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

        Options to purchase a total of 6,276,682 ordinary shares were outstanding on June 30, 2003, of which options to purchase 1,342,839 ordinary shares were currently exercisable. Directors and approximately 100 executive officers and other senior employees participate in our option scheme. The outstanding options are exercisable at purchase prices that range from R4.52 to R36.08 per share and expire ten years from the date of issue to the participants.

Service Agreements

        Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are reviewed by our remuneration committee.

        Messrs. Murray, Ncholo, Campbell, Hume, Baker and Blackmur each have service agreements which run for fixed three year periods until October 1, 2004, March 20, 2005, July 1, 2005, October 10, 2004, January 22, 2005 and October 20, 2006, respectively. After their respective three year periods, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice. We are currently negotiating a new service agreement with Mr. Wellesley-Wood.

        Additionally, Mr. Murray has a service agreement with one of our subsidiaries, DRD (Isle of Man), Limited, which continues for an indefinite period until terminated by either party on notice.

        Each of the service agreements with our executive directors provides for the payment of benefits to the director where the agreement is terminated by us or DRD (Isle of Man) Limited, except where terminated as a result of certain action on the part of the director, or upon the director reaching a certain age, in the case of our executive directors, or by the director upon the occurrence of a change of control of us, or DRD (Isle of Man) Limited as the case may be. A termination of a director's employment for any of these reasons is referred to as an "eligible termination". Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary but not more than three year's salary, in the case of our non-executive directors, or four year's salary, in the case of our executive directors, depending on the period of time that the director has been employed. Additionally, if we terminate the employment of the director and the termination is an eligible termination, we must provide the director with thirty days prior written notice and cause all options held by the director under our share option scheme to become exercisable by the director during that thirty day period.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        As of November 30, 2003, our issued capital consisted of:

  •
  221,053,122 ordinary shares of no par value; and

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

        Based on information available to us, as of November 30, 2003:

  •
  there were no U.S. record holders of our ordinary shares, excluding those shares which are held as part of our ADR program.

  •
  there were 3,822 record holders of our ADRs in the United States, who held approximately 4,055,592 or approximately 1.83% of our ADRs.

        The following table set forth information regarding the beneficial ownership of our ordinary shares as of November 30, 2003 by:

  •
  each of our directors; and

  •
  any person whom the directors are aware of as at November 30, 2003 who is interested directly or indirectly in 5% or more of our ordinary shares.

Shares Beneficially Owned
Holder
	Number	Percent
M. M. Wellesley-Wood	*
I. Murray	*
F. Coetzee	*
M. Ncholo(1)	*
G. Campbell	*
R. Hume	*
D. Baker	*
Bank of New York—ADRs 101 Barclay Street New York, NY 10011	177,601,973	80.34

(1)
Does not include 4,794,889 of our ordinary shares held by KBH, of which Dr. Ncholo is the chairman.

*
Indicates share ownership of less than 1% of our outstanding ordinary shares.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of November 30, 2003, are treated as outstanding for computing the percentage of any other person. As of November 30, 2003 we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 80.34% of our issued ordinary shares through our ADR program. Unless otherwise noted, each person or group identified possess sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: Durban Roodepoort Deep Limited, 45 Empire Road, Parktown, Johannesburg, South Africa, 2193.

Cumulative Preference Shares

        Randgold owns 5,000,000 (100%) of our cumulative preference shares. Randgold's address is 5 Press Avenue, Selby, Johannesburg, South Africa.

RELATED PARTY TRANSACTIONS

iProp Loan Note

        On June 12, 2002, we entered into a loan agreement with CGR in terms of which an amount of R37.7 million ($3.6 million) is recorded as owing by CGR to us. CGR was an indirect wholly-owned subsidiary of ours. We have sold 60% of our interest in CGR to KBH. This amount was originally owed by CGR to iProp Ltd (previously known as RMP Properties SA Ltd), or iProp, in terms of a secured loan note. In an arrangement in which JCI Gold paid iProp R38 million ($3.7 million) in exchange for an issue by us to JCI Gold of 8,000,000 ordinary shares, the loan note was ceded to us. The loan note has now been cancelled and restated in terms of the loan agreement entered into on June 12, 2002. The largest amount outstanding on this loan to date is R37.7 million ($5.1 million). The loan bears interest at the prime rate of The Standard Bank of South Africa Limited on overdraft plus 25% of that prime rate. As of June 30, 2003, the interest rate on this loan stood at 19.37% per year and as of November 30, 2003 the interest rate was 15%. The loan is repayable on demand within seven years. Interest is payable annually in arrears. The loan is unsecured. We currently intend to revise the terms of this loan so that it bears interest at the prime rate of The Standard Bank of South Africa Limited on overdraft payable monthly. Principal will be repaid in equal annual installments. This loan had strategic value to us in that it allowed us to reduce the amount of debt owed to outside creditors by CGR.

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

Sale of 60% of Our Interest in Crown Gold Recoveries (Pity) Ltd

        In connection with the sale by us of 60% of our interest in CGR we agreed to lend KBH R5.3 million ($0.7 million) under a loan agreement entered into on June 12, 2002. Prior to this, CGR was an indirect wholly-owned subsidiary of ours. The largest amount outstanding on the loan to date is R5.3 million ($0.5 million). The loan bears interest at the prime rate of The Standard Bank of South Africa Limited on overdraft plus 3%. As of June 30, 2003, the interest rate on this loan stood at 18.5% per year and the outstanding balance was R6.3 million ($0.8 million). At November 30, 2003, this loan had an outstanding balance of R6.6 million ($0.9 million), which is the largest amount outstanding on this loan to date. The loan is repayable on demand within five years. Interest is payable annually in arrears. The loan was secured by KBH's pledge to us of 49,928,824 shares in ERPM. However, since the acquisition of ERPM by CGR, the loan is no longer secured. We currently intend to revise this loan so that it bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 15% of that rate payable monthly with equal annual capital redemption's. The strategic value of this transaction was that it has enabled us to introduce a black empowerment entity, KBH, which is necessary in terms of the new mining Charter.

        We also entered into two loan agreements with CGR, the first being for R0.9 million ($0.09 million) and the second being for R37.7 million ($3.6 million). The loan is payable on demand within three years and interest is payable annually in arrears. The total amount outstanding as at June 30, 2003 is R1.1 million ($0.2 million).

        The second loan is payable on demand within seven years and interest is payable annually in arrears. The total amount outstanding as at June 30, 2003 is R44 million ($5.9 million). At November 30, 2003, the outstanding balance of these loans was R46.7 million ($6.3 million) which is the largest amount outstanding to date.

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

        This shareholders' agreement also documents three previously interest free loans from Crown to CGR totaling R190 million ($18 million). Under the terms of the share purchase agreement, 57% (R108 million ($10.2 million)) of the principal amount of these loans were sold to IDC and 3% (R5.7 million ($0.5 million)) to KBH, However, upon KBH exercising its option to purchase IDC's interest in CGR, IDC's portion of this loan was ceded to KBH. At November 30, 2003, the outstanding balance of these loans was R219.8 million ($29.4 million) which is the largest amount outstanding to date.

        However, the terms of all of these loans have been orally amended and each of these loans currently bears interest at the prime rate charged by The Standard rank of South Africa Limited on overdraft which as of June 30, 2003, stood at 15%. As of November 30, 2003, the interest rate on these loans stood at 12%. It is the interest of the parties to amend the terms of the three shareholders' loans. It is expected that the shareholders' loans will continue to bear interest at the prime rate and the interest will be repayable in equal monthly payments over the period of the loans. The conditions in Crown's shareholder loan to CGR, which waive the requirement that CGR maintain an interest cover ratio of 2.5 to 1 will be deleted.

        KBH holds 4,794,889 of our ordinary shares. Also, Dr. Paseka Ncholo is one of our non-executive directors and is also the chairman of KBH.

Acquisition of East Rand Proprietary Mines Ltd

        On October 10, 2002, Daun et Cie AG, Courthiel Holdings (Pty) Ltd, KBH, Claas Edmond Daun, Paul Cornelis Thomas Sehouten, Moltin Paseka Ncholo, Masechaba Palesa Moletsane Ncholo, Michelle Patience Baird, Derek Sean Webbstock, or collectively the Sellers, and CGR, entered into an agreement in terms of which CGR agreed to purchase from the Sellers the entire issued share capital and shareholders' claims of ERPM. Dr. Paseka Ncholo is one of our non-executive directors and we own a 40% interest in CGR. The purchase price for the acquisition of the shares and the claims was R100 million ($9.5 million). CGR has loaned an amount of R60 million ($5.7 million) to the Sellers as an interest free loan, and CGR has received from the Sellers, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the Sellers' claims to CGR. As of June 30, 2003 the outstanding balance of this loan was R11.9 million ($1.6 million). An existing mortgage bond registered by ERPM in favor of Courthiel Holdings (Pty) Ltd securing shareholder loans in the sum of R10 million ($0.9 million) was also ceded to CGR as security on October 11, 2002. The full amount is still owing under the bond.

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

        Additionally, on September 18, 2002, in connection with CGR's acquisition of ERPM, we provided a working capital facility of R10 million ($0.9 million) to ERPM, The loan bears interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft and as of June 30, 2003, the interest rate on the loan stood at 15.5%. The loan is secured by a pledge of certain movable assets of ERPM. This transaction is part of our continued strategy of enhancing our black empowerment status. At November 30, 2003, the interest rate on this loan stood at 12% and the outstanding balance was $1.6 million, which is the largest amount outstanding on this loan to date.

Rand Refinery Agreement

        We have entered into an agreement with Rand Refinery Ltd for the refining and sale of all of our gold produced in South Africa. Under the agreement, Rand Refinery Ltd performs the final refining of our gold and casts it into troy ounce bars. Then, Rand Refinery Ltd. sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold, In exchange for this service. we pay Rand Refinery Ltd a variable refining fee plus fixed marketing, loan and administration fees. Mr. Wayne Koonin, our Divisional Director—Group Finance, is also a director of Rand Refinery Ltd. Also, Mr. Ilja Graulich, our General Manager—Investor Relations, is an alternate director of Rand Refinery Ltd. We currently own 10.6% of Rand Refinery Ltd (which is jointly owned by South African mining companies).

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

	Price Per Ordinary Share R				Average Daily Trading Volume
			Price Per ADR $
Year Ended		Low			Ordinary Share
	High		High	Low		ADRs
June 30, 1999	22.50	10.10	3.72	1.56	59,875	286,549
June 30, 2000	14.40	6.70	2.38	0.94	219,120	671,956
June 30, 2001	10.70	4.40	1.40	0.59	141,868	593,520
June 30, 2002	55.00	6.50	5.59	0.79	246,934	2,085,179
June 30, 2003	49.20	15.60	4.72	2.11	245,634	2,809,445

						Average Daily Trading Volume
		Price Per Ordinary Share R		Price Per ADR $
Year Ended						Ordinary Share
	Quarter	High	Low	High	Low		ADRs
June 30, 2002	Q1	11.00	6.50	1.39	0.79	144,134	711,759
	Q2	17.10	9.40	1.45	1.07	150,426	638,327
	Q3	39.00	16.00	3.58	1.36	362,608	2,369,105
	Q4	55.00	37.35	5.59	3.37	335,649	4,531,973
June 30, 2003	Q1	49.20	22.00	4.72	2.22	292,687	3,222,610
	Q2	45.00	25.80	4.54	2.87	279,442	3,067,297
	Q3	38.50	17.00	4.38	2.11	224,280	2,776,048
	Q4	23.75	15.60	2.93	2.18	181,448	2,160,115
June 30, 2004	Q1	26.50	16.51	3.54	2.20	122,825	4,164,865
					Average Daily Trading Volume
	Price Per Ordinary Share R		Price Per ADR $
Month Ended					Ordinary Share
	High	Low	High	Low		ADRs
June 30, 2003	21.95	18.30	2.83	2.28	251,950	2,084,623
July 31, 2003	20.30	16.80	2.80	2.20	124,233	2,517,804
August 31, 2003	21.00	16.51	2.79	2.23	89,241	3,737,285
September 30, 2003	26.50	18.00	3.54	2.46	154,868	6,317,938
October 31, 2003	21.60	17.70	3.12	2.51	129,605	4,060,396
November 30, 2003	20.00	17.00	2.90	2.30	92,619	4,542,055

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

ITEM 10.    ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Our Memorandum and Articles of Association and Ordinary Shares

        On June 30, 2003 we had 300,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, authorized for issuance. On that date, we had issued 184,222,073 ordinary shares and 5,000,000 cumulative preference shares.

        On November 30, 2003, we had 300,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.1 par value, authorized for issuance. On that date, we had issued 221,053,122 ordinary shares and 5,000,000 cumulative preference shares.

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

        We are registered in terms of the Act under registration number 1895/000926/06. As set forth in Section 4-Objects of our Memorandum of Association, our purpose is to explore and exploit mineral rights and establish and own mining enterprises.

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

Reduction of Capital

        We may, by special resolution, reduce the share capital authorized by our Memorandum of Association, or reduce our issued share capital including, without limitation, any stated capital, capital redemption reserve fund and share premium account by making distributions and buying back our shares.

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

        Under this agreement, CGR purchased from the sellers the entire issued share capital and shareholders' claims of ERPM for a purchase price of R100 million ($9.5 million). As a result of this acquisition the pledge by KBH of its ERPM stock to us has lapsed.

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

Confirmation, between Durban Roodepoort Deep, Limited, and Investec Bank (Mauritius) Limited, dated August 14, 2003.

        Under this agreement we granted Investec an option to purchase up to 18 million of our ordinary shares.

Amendment to Confirmation, dated September 4, 2003, between Durban Roodepoort Deep and Investec Bank (Mauritius) Limited.

        This agreement amends the terms of the Confirmation, increasing the number of ordinary shares covered by the option to 27 million.

Deed of Amalgamation for the Corporate Restructuring of Orogen Minerals (Porgera) Limited, Mineral Resources Porgera Limited and Dome Resources (PNG) Limited, dated October 14, 2003.

        Under this agreement, we acquired two of OSL's wholly-owned subsidiaries, OMP and MRP. The transaction was affected though an amalgamation of OMP and MRP with our wholly-owned subsidiary Dome Resources (PNG) Limited. As a result of the amalgamation, OML is the surviving entity and is wholly-owned by our wholly-owned subsidiary DRD (Isle of Man) Limited. The final purchase price of the transaction was $73.0 million, which was comprised of $57.22 million in cash and 6,643,902 ($16.08 million) of our ordinary shares.

Undertaking, between Oil Search Limited and DRD (Isle of Man) Limited, dated October 14, 2003.

        This agreement removes the rights of all parties to the Deed of Amalgamation to claim that Completion, as that term is defined in the Deed of Amalgamation, has not occurred and to invoke certain rights under the Deed of Amalgamation relating to failure on the part of OSL and Orogen Minerals Limited to comply with certain document delivery requirements.

Loan Assignment Agreement between Orogen Minerals Limited, DRD (Isle of Man) and Orogen Minerals (Porgera) Limited, dated October 14, 2003.

        Under this agreement, Orogen Minerals Limited assigns its rights to a loan owed to it by OMP, to DRD (Isle of Man).

Agreement between Orogen Minerals Limited and DRD (Isle of Man) Limited, dated October 14, 2003.

        Under this agreement, DRD (Isle of Man) Limited agrees to pay up to the maximum stamp duty incurred in connection with the transaction contemplated by the Deed of Amalgamation. The maximum amount of this duty is $3.69 million. DRD (Isle of Man) Limited also agrees to pay any stamp duty top up, as calculated in the Deed of Amalgamation. All or a portion of these amounts may be refunded to DRD (Isle of Man) Limited.

Loan Assignment Agreement, between Dome Resources (PNG) Limited, Dome Resources Pty Limited, DRD (Isle of Man) Limited and Tolukuma Gold Mines Limited, dated November 21, 2003.

        Under this agreement, Dome Resources (PNG) Limited assigns its rights and obligations under a loan in the amount of PGK22,621,000 ($6,944,645) owed to it by Tolukuma to DRD (Isle of Man). In accepting such assignment, DRD (Isle of Man) agrees to assume the liabilities of a loan owed by Dome Resources (PNG) Limited to Dome in the amount of A$32,942,236 ($22,728,815), or the PNG Loan. Also, Dome assigns to DRD (Isle of Man) its rights under a loan in the amount of A$5,982,252 ($4,127,513) owed to it by Tolukuma less the amount owed to it by DRD (Isle of Man) under the PNG Loan.

Memorandum of Agreement made and entered between Durban Roodepoort Deep, Limited, West Witswatersrand Gold Mines Limited, Mogale Gold (Proprietary) Limited and Luipaards Vlei Estates (Proprietary) Limited, dated June 6, 2003.

        This agreement amends the payment terms for the remainder of the purchase price of the Agreement amongst Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated October 1, 2002. Mogale Gold (Proprietary) Limited was previously known as Bophelo Trading (Pty) Ltd. This agreement also includes Luipaards Vlei as a surety and co-principal debtor to MGL and also imposes the obligation to obtain certain authorizations on MGL and provides that MGL may use permits covering a portion of the West Wits Section without us abandoning them. Under this agreement, we determined the remainder of the selling price to be paid for the West Wits gold plant to be R8.3 ($1.1 million). This amount is to be paid within 4 years from the date of the agreement.

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

Introduction

        Dealings in foreign currency, the export of capital and/or revenue, payments by residents to non-residents and various other exchange control matters in South Africa are regulated by the South African exchange control regulations, or the Regulations. The South African exchange control regulations form part of the general monetary policy of South Africa. The Regulations are issued in terms of section 9 of the Currency and Exchanges Act, 1933 (as amended). In terms of the Regulations, the control over South African capital and/or revenue reserves, as well as the accruals and spending thereof, is vested in the Treasury (Ministry of Finance), or the Treasury.

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

        Shareholders who are not residents of the CMA who are in receipt of scrip dividends and who elect to dispose of the relevant shares may remit the proceeds arising from the sale of the relevant shares.

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

South Africa

        South Africa imposes tax on worldwide income of South African residents. Generally South African non-residents do not pay tax in South Africa except in the following circumstances:

Income Tax

        Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of section 10(1)(hA) of the Income Tax Act, 1962 (as amended), or the Act. This exemption does not apply if:

  •
  the non-resident has been a resident of South Africa at any time and carried on a business in South Africa;

  •
  the non-resident was a resident of the CMA, in other words, Lesotho, Namibia and Swaziland, and in such an event the non-resident shall be deemed to be a resident of South Africa;

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

        No income tax is payable on dividends paid to residents or non-residents, in terms of Section 10(1)(k) of the Act except in respect of foreign dividends received by or accrued to residents of South Africa. Accordingly, there is no withholding tax on dividends received by or accrued to non-resident shareholders of companies listed in South Africa and non-residents will receive the same dividend as South African resident shareholders. Prior to payment of the dividend, the company pays secondary tax on companies at a rate of 12.5% of the excess of dividends declared over dividends received in a dividend cycle but the full amount of the dividend declared is paid to shareholders.

Capital Gains Tax

        Non-residents are generally not subject to capital gains tax, or CGT, in South Africa. They will only be subject to CGT on gains arising from the disposal of capital assets if the assets disposed of consist of:

  •
  immovable property owned by the non-residents situated in South Africa, or any interest or right in or to immovable property. A non-resident will have an interest in immovable property if it has a direct or indirect shareholding of at least 20% in a company, where 80% or more of the net assets of that company (determined on a market value basis) are attributable directly or indirectly to immovable property; or

  •
  any asset of a permanent establishment of a non resident in South Africa through which a trade is carried on.

        If the non-residents are not subject to CGT because the assets disposed of do not fall within the categories described above, it follows that they will also not be able to claim the capital losses arising from the disposal of the assets.

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

        For U.S. federal income tax purposes, distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to U.S. holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For U.S. federal income tax purposes, the amount of any distribution received by a U.S. holder will equal the Dollar value of the sum of the South African Rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the "spot rate" on the date the dividend distribution is includable in such U.S. holder's income, regardless of whether the payment is in fact converted into Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. holder includes the dividend payment in income to the date such holder converts the payment into Dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADSs. To the extent that these distributions exceed the U.S. holder's tax basis in the ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading "Passive Foreign Investment Company." We do not intend to calculate our earnings or profits for U.S. federal income tax purposes.

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

Disposition of Ordinary Shares or ADSs

        Upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or ADSs. Subject to the application of the "passive foreign investment company" rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. holder on the taxable disposition of ordinary shares or ADSs generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes.

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

        We believe that we were not a PFIC for our 2003 fiscal year ended June 30, 2003. However, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

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

DIVIDENDS AND PAYING AGENTS

        Not applicable

STATEMENT BY EXPERTS

        Not applicable

DOCUMENTS ON DISPLAY

        You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at Durban Roodepoort Deep, Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: A. Townsend, Group Company Secretary. Tel No. 27-11-381-7800. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

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

SUBSIDIARIES

        Not applicable

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

General

        In the normal course of our operations, we are exposed to commodity price, currency, interest, liquidity and credit risks. Among other reasons, we entered into transactions which make use of derivative instruments to economically hedge certain exposures. These instruments include forward contracts, gold lease rate swaps and options. The decision to use these types of transactions is based on our hedging policy. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are marked-to-market through statements of operations in accordance with our accounting policies. Currently, we have no positions that meet the criteria for the normal purchase/normal sale exemption under SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

Commodity price risk

        The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares and ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the gold price is impossible for us to predict. The price of gold may not remain at a level allowing us to economically exploit our reserves. It is not our policy to hedge this commodity price risk.

        Until May 2002, we used forward contracts, options and swaps to reduce our risk exposure to volatility in the gold price. The total gold production committed under our hedging program as of July 1, 2001 was 802,625 ounces over a three-year period. Consequently, our shareholders were exposed to opportunity loss as a result of an increase in the price of gold.

        During fiscal 2000, our management reached the conclusion that our hedge book structure would make it difficult for us to accomplish our strategy of providing our investors with exposure to increase in the price of gold, as gains would be offset against potential losses on the forward contracts.

        As a result of this decision in May 2002, we entered into equal and opposite positions of all outstanding derivatives (excluding the embedded "gold for electricity" contract) to effectively close them out and eliminate any existing commitment to sell our gold production. The loss that we realized on the existing positions was $72.8 million. The various counterparties, J.P. Morgan Chase Bank, J. Aron & Company and UBS AG, each agreed to accept a portion of the amounts due to them under the restructuring immediately in cash, which amounted to approximately $38.1 million, with the remainder, which amounts to approximately $34.7 million, to be paid over an 18 month period. Thus, these are treated as long-term loans. Of this amount, $6.6 million due to J.P. Morgan Chase Bank was secured by a general notarial covering bond and surety mortgage over the metallurgical plants of the Blyvoor, West Wits and Buffels Sections and was due to be repaid by June 2003. We repaid the full amount to J.P. Morgan Chase Bank on March 26, 2003 and obtained a release of these assets. During July 2003, J. Aron & Company was paid in full and during August 2003 UBS AG was paid in full.

Gold for Electricity Contract

        In October 2000, we entered into a five year contract to buy electricity from Eskom. Under the terms of our agreement, we pay Eskom standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October we adjust the amounts paid in that period in accordance with an established formula based on the gold price.

        The gold price adjustment is based on the notional amount of 15,000 ounces per month of gold multiplied by the difference between the contracted gold price, which is the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM fix for each business day in the calculation period.

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

        As discussed in note 13 to our financial statements, the fair value of the gold for electricity contract was negative $30.9 million as at June 30, 2003 (2002: negative $80.2 million). The fair value reflects the difference between the price that was agreed on the date of the transaction and the forward price on June 30, 2003. Therefore, the $30.9 million reflects the loss as at June 30, 2003 when the gold price was R2,585 per ounce against an average contract price of R2,182 per ounce. If the spot Rand-gold price is trading above the strike of the Gold-for-electricity swap, the instrument has a negative value and will result in us paying Eskom. Similarly if the spot Rand-gold price is trading below the strike of the Gold-for-electricity swap, Eskom would settle with us.

	For the year ending June 30,
	2004	2005	2006
Gold for Electricity Contract (by maturity)
Ounces (notional)	180,000	180,000	45,000
Average price (R/ounce)	2,176.00	2,240.00	2,256.00

        The above table reflects the number of ounces committed and the average contract price over the remaining period of the contract.

        A forward contract is an agreement where one party promises to buy an asset from another party at some specified time in the future at some specified price. No money changes hands until settlement date, which normally takes place at maturity date. In the case of the gold for electricity contract signed with Eskom, the gold-for-electricity swap has to be net cash settled.

        We have entered into the following transactions which have been accounted for in the financial statements on a mark-to-market basis and which mature in the financial years indicated.

For the year ending June 30, 2004
Puts positions bought (by maturity)
Ounces	14,000
Average price (R/ounce)	1,990.00

        Put options bought refer to the right, but not the obligation, to sell a predetermined amount of gold at a predetermined price on a predetermined date. The fair value of these instruments as at June 30, 2003 was nil.

For the year ending June 30, 2004
Gold lease rate swaps (by maturity)
Volume (ounces)	109,875
Rate	0.20%

        A gold lease rate swap is a contract whereby we and a counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed lease rate based on that amount of gold and the other party pays a floating lease rate based on the same amount of gold.

        We have exposure to increases in the three-month lease rate up to June 2004. The volume the swap is based on begins at 300,000 ounces and decreases every quarter by 37,500 ounces until it reaches zero (by June 2004). Every quarter we receive a fixed cash flow equal to 0.2% per annum of the volume and $280/oz, and pay the three-month floating lease rate converted at the then market spot rate. The fair value of the gold lease rate swaps as at June 30, 2003 was negative $0.2 million (2002: negative $0.4 million).

	For the year ending June 30,
	2004	2005	2006
Call position bought (by maturity)
Volume (ounces)	95,785	45,060	11,265
Average price (R/ounce)	3,059	2,240	2,265

        During the financial year we bought call options as a risk management tool to protect the maximum exposure on the gold for electricity contract. A total of 272,110 ounces of positions were purchased for $14.9 million. These contracts expire by September 2005.

        As discussed in note 13 to our financial statements, the fair value of the call positions was positive $6.6 million as at June 30, 2003.

Interest rate swap agreement

        An interest rate swap agreement was entered into to minimize the exposure to changes in interest rates with regard to the coupon payable on the convertible loan notes (refer to note 15 of the financial statements). The fixed coupon rate (in US Dollars) was swapped for a floating South African interest rate, calculated at the Johannesburg Interbank Offer Rate, or JIBAR, + 0.2% per annum.

        As discussed in note 13 to our financial statements, the fair value of the interest rate swap agreement was negative $1.8 million as at June 30, 2003.

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

        The Australasian operations deliver their gold to one customer, N.M. Rothschild and receive proceeds within two days. The concentration of credit risk in Australia is mitigated by the reputable nature of the customer and the settlement of the proceeds within a week.

Foreign currency risk

        Our functional currency for the South African operations is the South African Rand and for the Papua New Guinea operations it is the Papua New Guinea Kina. Although gold is sold in Dollars, we are obliged to convert this into Rands for our South African operations in terms of SARB regulations. We are thus exposed to fluctuations in the Dollar/Rand exchange rate. We conduct our operations in South Africa and Papua New Guinea. Currently, foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in Dollars while production costs are incurred primarily in Rands and Papua New Guinean Kina. Our results are positively affected when the Dollar strengthens against these foreign currencies and adversely affected when the Dollar weakens against these foreign currencies. Our cash and cash equivalent balances are held in Dollars, Rands and Papua New Guinean Kina; holdings denominated in other currencies are relatively insignificant. Certain of our financial liabilities are denominated in a currency than the Rand. We are thus exposed to fluctuations in the Rand exchange rate with the relevant currency.

        We have not entered into any foreign exchange hedging contracts to attempt to mitigate our foreign currency risk.

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

Long Term Debt

        Set out below is an analysis of our debt (in $'000's) as at June 30, 2003, analyzed between fixed and variable interest rates and classified by currency.

	$	A$	R	Total
Interest rate
Variable Rate	—	1,638	5,824	7,462
Weighted Average Interest Rate	—	17%	14.5%
0% Rate	11,197	—	1,479	12,676
Fixed Rate	61,422	657	—	62,079
Weighted Average Interest Rate	6%	9%
Total	72,619	2,295	7,303	82,217
Repayment period
2004	15,157	1,611	2,300	19,068
2005	3,960	684	2,577	7,221
2006	3,960	—	2,152	6,112
2007	49,542	—	274	49,816
Total	72,619	2,295	7,303	82,217

        Set out below is an analysis of our Contractual Obligations (in $'000) as at June 30, 2003, analyzed by the payments due by period:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	After 4 years
Long term debt	82,217	19,068	63,149	—
Gold for Electricity Contract(1)	30,902	13,734	17,168	—
Total Contractual Cash Obligations	113,119	32,802	80,317	—

(1)
This amount represents the fair value at June 30, 2003 of our obligation under the gold-for-electricity contract.

Fair Values of Financial Instruments

        The fair value of a financial instrument is defined as the amount for which the instrument could be exchanged in an arm's length transaction between willing parties, other than in a forced or liquidation sale.

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

PART III

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        Within 90 days prior to the date of this Annual Report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of our key corporate senior management and under the supervision of our Executive Chairman, M.M. Wellesley-Wood and our Chief Executive Officer and Chief Financial Officer, Ian Murray. In evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including Messrs. Wellesley-Wood and Murray, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Not applicable.

ITEM 16B.    CODE OF ETHICS

        Not applicable.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Not applicable.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

PART IV

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable

ITEM 18.    FINANCIAL STATEMENTS

        The following financial statements and related auditor's report are filed as part of this Annual Report.

Page
Report of the independent auditors	F-1
Report of Deloitte & Touche	F-2
Consolidated statements of operation for the years ended June 30, 2003, 2002 and 2001.	F-3
Consolidated balance sheets as of June 30, 2003 and 2002.	F-4
Consolidated statement of stockholders' equity for the years ended June 30, 2003, 2002 and 2001.	F-5 to F-7
Consolidated statements of cash flows for the years ended June 30, 2003, 2002 and 2001.	F-8
Notes to the consolidated financial statements.	F-9 to F-64

ITEM 19.    EXHIBITS

        The following exhibits are filed as a part of this Annual Report:

1.1*	Memorandum of Association of Durban Roodepoort Deep, Limited.
1.2††	Articles of Association of Durban Roodepoort Deep, Limited, as amended on November 8, 2002.
1.3*	Excerpts of relevant provisions of the South African Companies Act.
1.4**	Durban Roodepoort Deep (1996) Share Option Scheme as amended.
2.1*	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2††	Indenture between Durban Roodepoort Deep, Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
2.3††	Purchase Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.
2.4††	Registration Rights Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.
2.5††	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.
2.6††	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.
4.1*	Tribute Agreement, dated October 9, 1992 between Durban Roodepoort Deep, Limited and Rand Leases.
4.2*	Service Agreement, dated July 27, 1995, between Durban Roodepoort Deep, Limited and Randgold.
4.3*	Agreement, dated September 28, 1995, among First Wesgold Mining (Proprietary) Limited, Durban Roodepoort Deep, Limited and Rand Leases in respect of purchase of assets of First Wesgold by Rand Leases.
4.4**	Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs—Republic of South Africa to Durban Roodepoort Deep, Limited.
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
4.9****	A $10m Facility Agreement, dated September 10, 1999, between Durban Roodepoort Deep, Limited, DRD Australasia and NM Rothschild & Sons (Australia) Limited.
4.10****	Facility Agreement, dated August 9, 1996, between PT Barisan Tropical Mining, Rothschild Australia Limited and the Participants.
4.11****	Deposit Agreement, dated September 30, 1999, between Buffels and BOE Merchant Bank, a division of BOE Bank Limited.
4.12****	Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant Bank, and Buffels.
4.13****
Guarantee and Indemnity Agreement, dated November 17, 1999, between Durban Roodepoort Deep, Limited, Blyvoor, Argonaut Financial Services (Proprietary) Limited, West Wits, Crown and BOE Bank Limited, through its division BOE Merchant Bank.
4.14****	Loan Security Agreement, dated November 17, 1999, between FBCF Equipment Finance (Proprietary) Limited and Buffels.
4.15****	Sale of Business Agreement in respect of Harties, dated August 16, 1999, between Avgold Limited, Buffels and Durban Roodepoort Deep, Limited.
4.16****	Form of Restraint Agreement.
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
4.51††	Memorandum of Loan Agreement between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.
4.52††	Letter Agreement Relating to Consultancy Arrangement between Durban Roodepoort Deep, Limited and Nicolas Goodwin.
4.53††	Management Services Agreement between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.
4.54††	Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.
4.55†††	Confirmation, dated August 14, 2003, between Durban Roodepoort Deep, Limited and Investec Bank (Mauritius) Limited.
4.56†††	Amendment to Confirmation, dated September 4, 2003, between Durban Roodepoort Deep, Limited and Investec Bank (Mauritius) Limited.
4.57#	Deed of Amalgamation for the Corporate Restructuring of Orogen Minerals (Porgera) Limited, Mineral Resources Porgera Limited and Dome Resources (PNG) Limited, dated October 14, 2003.
4.58#	Undertaking, between Oil Search Limited and DRD (Isle of Man) Limited, dated October 14, 2003.
4.59#	Loan Assignment Agreement between Orogen Minerals Limited, DRD (Isle of Man) and Orogen Minerals (Porgera) Limited, dated October 14, 2003.
4.60#	Agreement between Orogen Minerals Limited and DRD (Isle of Man) Limited, dated October 14, 2003.

4.61#	Loan Assignment Agreement, between Dome Resources (PNG) Limited, Dome Resources Pty Limited, DRD (Isle of Man) Limited and Tolukuma Gold Mines Limited, dated November 21, 2003.
4.62#
Memorandum of Agreement made and entered into between Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited, Mogale Gold (Proprietary) Limited and Luipaards Vlei Estates (Proprietary) Limited dated June 6, 2003.
8.1#	List of Subsidiaries.
12.1#	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2#	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1#	Consent of KPMG Inc.
14.2#	Consent of Deloitte & Touche.

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

†††
Incorporated by reference to Amendment No. 4 our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.

#
Filed herewith.

DURBAN ROODEPOORT DEEP, LIMITED
Report of the Independent Auditors to the Board of Directors
and Stockholders of Durban Roodepoort Deep, Limited

        We have audited the accompanying consolidated balance sheet of Durban Roodepoort Deep, Limited and its subsidiaries as of June 30, 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, based on our audit the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Durban Roodepoort Deep, Limited and its subsidiaries at June 30, 2003, and the results of their operations and their cash flows for the year ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 in the consolidated financial statements, Durban Roodepoort Deep, Limited and its subsidiaries adopted SFAS 143, "Accounting for Asset Retirement Obligations" with effect from July 1, 2002.

KPMG Inc. Registered Accountants and Auditors Chartered Accountants (SA)
Johannesburg, Republic of South Africa December 29, 2003
/s/ I. KRAMER I. Kramer Director	/s/ C.A.T. SMIT C.A.T. Smit Director

DURBAN ROODEPOORT DEEP, LIMITED
Report of the Independent Auditors to the Board of Directors
and Stockholders of Durban Roodepoort Deep, Limited

        We have audited the accompanying consolidated balance sheets of Durban Roodepoort Deep, Limited and its subsidiaries as of June 30, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits (which includes the conversion to generally accepted accounting principles in the United States) provide a reasonable basis for our opinion.

        In our opinion, based on our audits the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Durban Roodepoort Deep, Limited at June 30, 2002, and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE

 Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg, Republic of South Africa
 September 29, 2003

Durban Roodepoort Deep, Limited

Consolidated Statements of Operation for the years ended June 30

	Notes	2003 $'000	2002 $'000	2001 $'000
REVENUES
Product sales		265,944	303,858	291,325

COSTS AND EXPENSES		242,626	217,571	244,674

Production costs		239,961	218,056	247,098
Movement in gold in process		1,251	289	15
Movement in rehabilitation provision		1,414	(774)	(2,439)

OTHER OPERATING EXPENSES
Depreciation and amortization		10,602	13,933	14,984
Employment termination costs		1,501	388	2,953
Impairment of mining assets	5	—	2,167	2,752
Management and consulting fees		1,650	1,888	—
Post retirement medical benefits		—	1,786	—
(Profit)/loss on derivative instruments		(43,821)	147,153	15,406
Loss/(profit) on sale of other assets and listed investments		(1,881)	606	(232)
Profit on disposal of subsidiary	3	(5,302)	—	(8,609)
Write off of investments and loans		—	86	1,421
SELLING, ADMINISTRATION AND GENERAL CHARGES
(including stock based compensation costs of $4,312,759) (2002: $2 503 271; and 2001: $2 933 625) and expenses paid through the issue of shares of $Nil (2002: $Nil and 2001: $315 000))		10,828	13,254	30,896

NET OPERATING INCOME (LOSS)		49,741	(94,974)	(12,920)
NON-OPERATING INCOME
Interest and dividends		8,703	2,219	4,699
Unrealised foreign exchange gains		11,229	567	—
FINANCE COSTS
Interest expense		(6,909)	(2,385)	(5,573)

PROFIT/(LOSS) BEFORE TAX AND OTHER ITEMS		62,764	(94,573)	(13,794)
INCOME AND MINING TAX (EXPENSE)/BENEFIT	6	(41,765)	42,864	7,005
Equity in loss from associates and impairment of loans to associates	11	(9,452)	—	—

NET PROFIT/(LOSS) AFTER TAX		11,547	(51,709)	(6,789)
MINORITY INTERESTS		—	—	258

NET PROFIT/(LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE		11,547	(51,709)	(6,531)
Cumulative effect of accounting change (net of income taxes of $Nil in 2003 and Nil in 2001)	2	(173)	—	(77,950)

NET PROFIT/(LOSS) APPLICABLE TO COMMON STOCKHOLDERS		11,374	(51,709)	(84,481)

BASIC PROFIT/ (LOSS) PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY		6	(32)	(5)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY (CENTS)		—	—	(58)

BASIC PROFIT/(LOSS) PER SHARE (CENTS)	17	6	(32)	(63)

DILUTED PROFIT/(LOSS) PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY		4	(32)	(5)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY (CENTS)		—	—	(58)

DILUTED PROFIT/(LOSS) PER SHARE (CENTS)	17	4	(32)	(63)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Consolidated Balance Sheets at June 30

	Notes	2003 $'000	2002 $'000
ASSETS
Current Assets		91,604	53,103

Cash and cash equivalents		44,423	23,852
Derivative instruments	13	6,563	—
Receivables	7	21,844	12,213
Receivables owing by related parties	7	1,255	—
Inventories	8	7,912	8,357
Deferred income and mining tax	6	9,607	8,681

Mining Assets	9	83,257	72,184

Cost		219,969	182,700
Accumulated depreciation and amortization		(136,712)	(110,516)

Other Assets
Investments in unlisted associates	11	—	—
Non-current related party receivables	7	706	—
Deferred income and mining tax	6	25,296	58,056
Non-current assets	10	27,555	13,963

Total Assets		228,418	197,306

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities		89,185	87,414

Bank overdraft		3,897	532
Accounts payable and accrued liabilities	12	49,964	45,862
Derivative instruments	13	15,552	24,669
Short-term portion of long-term loans	15	19,068	15,965
Income and mining taxes payable		(37)	386
Deferred income and mining tax	6	741	—

Long-term loans	15	63,149	25,368
Deferred income and mining tax	6	29,052	26,542
Derivative instruments	13	17,169	55,505
Provision for environmental rehabilitation	14	24,627	17,948
Stockholders' equity/(deficit)		5,236	(15,471)
Authorised
300,000,000 (2002: 300,000,000) ordinary no par value shares and 5,000,000 (2002: 5,000,0000) cumulative preference shares
Issued
184,222,073 (2002: 177,173,485) ordinary no par value shares and 5,000,000 (2002: 5,000,000) cumulative preference shares

Stated capital and share premium	16	360,351	351,537
Additional paid in capital	16	37,705	33,392
Cumulative preference shares	16	107	107
Accumulated loss		(340,404)	(351,778)
Other comprehensive loss		(52,523)	(48,729)

Total Liabilities and Stockholders' equity		228,418	197,306

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Consolidated Statement of Stockholders' Equity/(Deficit)

For the year ended June 30, 2001

			Stated capital and share premium $'000
				Additional paid-in capital $'000			Other comprehensive loss $'000	Total Stockholders' equity/(deficit) $'000
	Number of Common Shares	Number of Preferred Shares			Preferred stock $'000	Accumulated loss $'000			Comprehensive (loss) $'000
BALANCE JUNE 30, 2000	120,990,746	5,000,000	278,564	27,955	107	(215,588)	(61,575)	29,463

Mark-to-market on listed investments							120
Foreign currency translation adjustments							(61,695)

Acquisition of Dome Resources NL	125,082		162					162
Issue of shares for cash	19,320,000		14,771					14,771
Issue of shares for cash to repay loan	8,000,000		5,921					5,921
Exercise of employee stock options	5,743,750		4,394					4,394
Shares issued for services rendered	350,000		315					315
Net loss for the year						(84,481)		(84,481)	(84,481)
Stock based compensation				2,934				2,934
Share issue expenses			(1,168)					(1,168)
Other comprehensive income, net of tax of nil
Increase in mark-to-market on listed investments							3,327	3,327	3,327
Foreign currency translation adjustments							3,795	3,795	3,795

BALANCE JUNE 30, 2001	154,529,578	5,000,000	302,959	30,889	107	(300,069)	(54,453)	(20,567)	(77,359)

Analysis of other comprehensive loss
Mark-to-market on listed investments							3,447
Foreign currency translation adjustments							(57,900)

BALANCE JUNE 30, 2001							(54,453)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Consolidated Statement of Stockholders' Deficit

For the year ended June 30, 2002

			Stated capital and share premium $'000
				Additional paid-in capital $'000			Other comprehensive loss $'000	Total Stockholders' equity/(deficit) $'000
	Number of Common Shares	Number of Preferred Shares			Preferred stock $'000	Accumulated loss $'000			Comprehensive loss $'000
BALANCE JUNE 30, 2001	154,529,578	5,000,000	302,959	30,889	107	(300,069)	(54,453)	(20,567)

Mark-to-market on listed investments							3,447
Foreign currency translation adjustments							(57,900)

Exercise of employee stock options	10,643,907		7,634					7,634
Issue of shares for cash	12,000,000		43,503					43,503
Share issue expenses			(2,559)					(2,559)
Net loss for the year						(51,709)		(51,709)	(51,709)
Stock based compensation				2,503				2,503
Other comprehensive income, net of tax of nil
Reclassification adjustment for net gain included in net income, net of tax of nil.							(2,683)	(2,683)	(2,683)
Decrease in mark-to-market on listed investments							(719)	(719)	(719)
Foreign currency translation adjustments							9,126	9,126	9,126

BALANCE JUNE 30, 2002	177,173,485	5,000,000	351,537	33,392	107	(351,778)	(48,729)	(15,471)	(45,985)

Analysis of other comprehensive loss:
Mark-to-market on listed investments							45
Foreign currency translation adjustments							(48,774)

BALANCE JUNE 30, 2002							(48,729)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Consolidated Statement of Stockholders' Equity/(Deficit)

For the year ended June 30, 2003

			Stated capital and share premium $'000
				Additional paid-in capital $'000			Other comprehensive loss $'000	Total Stockholders' cquity/(deficit) $'000
	Number of Common Shares	Number of Preferred Shares			Preferred stock $'000	Accumulated loss $'000			Comprehensive income $'000
BALANCE JUNE 30, 2002	177,173,485	5,000,000	351,537	33,392	107	(351,778)	(48,729)	(15,471)

Mark-to-market on listed investments							45
Foreign currency translation adjustments							(48,774)

Exercise of employee stock options	2,253,699		2,244					2,244
Issue of shares for cash	4,794,889		6,783					6,783
Share issue expenses			(213)					(213)
Net profit for the year						11,374		11,374	11,374
Stock based compensation				4,313				4,313
Other comprehensive income, net of tax of nil
Decrease in mark-to-market on listed investments							(1,759)	(1,759)	(1,759)
Foreign currency translation adjustments							(2,035)	(2,035)	(2,035)

BALANCE JUNE 30, 2003	184,222,073	5,000,000	360,351	37,705	107	(340,404)	(52,523)	5,236	7,580

Analysis of other comphrensive loss:
Mark-to-market on listed investments							(1,714)
Foreign currency translation adjustments							(50,809)

BALANCE JUNE 30, 2003							(52,523)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Consolidated Statements of Cash Flows

For the years ended June 30

	2003 $'000	2002 $'000	2001 $'000
Net cash utilized by operating activities	(23,878)	(64,170)	(16,670)

Net profit/(loss) applicable to common stockholders	11,374	(51,709)	(84,481)
Reconciliation to net cash provided by operations:
Net increase/(decrease) in provision for rehabilitation	1,414	445	(2,439)
Depreciation and amortization	10,759	13,933	14,984
Amortization of restraint of trade payments	70	124	229
Mining assets impaired	—	2,167	2,752
Movement in gold in process	1,251	358	15
Expenses paid through issue of shares	—	—	315
Surplus of sale of mining assets	(1,729)	(331)	(57)
(Surplus)/loss on sale of listed investments	(152)	937	(232)
Stock based compensation expenses	4,313	2,503	2,934
Share of results of associate, including tax thereon and Impairment of Loans to Associates	9,452	—	—
Movement on deferred tax	41,766	(42,085)	(8,150)
Change in accounting policy	173	—	—
Movement in net taxation liability	—	461	(573)
Taxation (refunded)/paid	(471)	(153)	124
Movement in derivative instruments	(72,986)	12,403	60,025
Profit on disposal of subsidiary	(5,302)	—	(8,609)
Write down of investments and loans	—	86	1,421
Effect of changes in operating working capital items:
Receivables	(19,224)	3,328	400
Inventories	97	698	2,747
Accounts payable (excluding short-term loans)	(4,683)	(7,335)	1,925

Net cash (used in)/realized from investing activities	(9,818)	2,854	(1,239)

Additions to investments	(9,108)	(1,961)	(481)
Proceeds on sale of listed investments	196	11,070	982
Additions to mining assets	(13,414)	(8,188)	(6,316)
Proceeds on disposal of mining assets	3,594	1,662	5,879
Decrease/(increase) in restricted cash	—	271	(982)
Cash paid for subsidiaries	—	—	(321)
Proceeds on disposal of subsidiary, net of cash disposed of	8,914	—	—

Net cash generated in financing activities	55,449	67,561	11,005

Short-term loans repaid	—	—	(4,674)
Proceeds from the issue of the convertible loan note	63,605	—	—
Net proceeds from issue of shares	9,027	51,137	25,086
Share issue expenses	(213)	(2,559)	(1,168)
Increase/(decrease) in bank overdraft	3,365	487	(2,014)
Long-term loans (repaid)/received	(20,335)	18,496	(6,225)

Net increase/(decrease) in cash and cash equivalents	21,753	6,245	(6,904)
Effect of exchange rate changes on cash	(1,182)	3,718	7,007
Cash and cash equivalents at beginning of year	23,852	13,889	13,786

Cash and cash equivalents at end of year	44,423	23,852	13,889

Income taxes (refunded)/ paid	(471)	(153)	124
Interest paid	6,909	2,385	5,573

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Notes to the Consolidated Financial Statements

At June 30, 2003

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

        In June 2002, the Company entered into an agreement with Mogale Gold (Pty) Limited, or MGL, (previously known as Bophelo Trading (Pty) Limited) for the sale of the West Wits gold plant and certain related assets for R25 million ($2.4 million). This agreement was subsequently amended by a Memorandum of Agreement on June 6, 2003. The effective date of this sale was July 21, 2003.

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

        Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas shares, it was not possible for the Company to distinguish the Rawas shares from all of the other issued ordinary shares and so their identity had been lost. That meant that none of the Rawas shares, and their holders at the time, could be identified and therefore none of the Rawas shares could be removed from the Company's members' register. The Rawas shares, therefore, were effectively in issue with no possibility of removing them from the members' register.

        At a shareholders' meeting, the Company's shareholders resolved, by special resolution, that it should apply to the High Court of South Africa for validation of the issuance of the ordinary shares. The Company has made this application and the High Court of South Africa validated the issuance on June 19, 2002. For a description of this transaction, see Note 3.

        Beginning in July 2002, the Company entered into a series of transactions, consistent with its black empowerment strategy resulting in the sale of 60% of its interest in Crown Gold Recoveries (Pty) Ltd, or CGR, to Khumo Bathong Holdings (Pty) Ltd, or KBH for R105 million ($11.6 million). Also, as part of this transaction, KBH repaid a portion of certain shareholder loans on behalf of CGR. Consequently, CGR now owes 60% of those loans to KBH and 40% of the loans to the Company.

        In October 2002, CGR acquired 100% of the outstanding share capital of and loan accounts in East Rand Proprietary Mines Ltd, or ERPM, for R100 million ($11.0 million).

        On December 16, 2002 the Company announced its proposed acquisition of 14% of Emperor Mines Limited, an Australian listed gold mining company for A$11.5 million ($6.7 million). Since that date, the Company has increased its percentage holding in Emperor Mines Limited to 19.81% at a total additional cost of A$5.0 million ($2.9 million).

        For a description of the Company's relationship with entities controlled by its former Chairman, R.A.R. Kebble, see Note 4.

2.    SIGNIFICANT ACCOUNTING POLICIES

        The accompanying financial statements were prepared in accordance with United States generally accepted accounting principles. The following are accounting policies used by the Company which have been consistently applied except for the adoption of SFAS 143 on July 1, 2002 as indicated below:

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

        The Group's functional currency for its South African operations is the Rand. For foreign subsidiaries, whose functional currency is a currency other than the Rand, assets and liabilities are translated using the closing rates at year end, and income statements are translated at average rates. Differences arising on translation are included as a component of other comprehensive income.

Investment in associates

        Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the Group has the ability to exercise significant influence, but which it does not control. The ability to exercise significant influence is presumed where the Group owns more than 20% of the voting stock of an investment.

        The recoverable amount of the associate, that is the estimate of future undiscounted cash flows of the associate, or its disposal value, if higher, is compared to the carrying value of the associate. If an impairment exists on this basis, a reduction in the carrying value of the associate is recorded to the extent that the carrying value exceeds the fair value which is based on the recoverable amount.

        Equity accounting involves recognizing in the income statement the Group's share of the associates' profit or loss for the year after tax. The Group's associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate.

Cash and cash equivalents

        Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of the investments, the carrying amounts approximate their fair value.

Non-current unlisted investments

        Non-current unlisted investments are carried at acquisition cost. Realized gains and losses are included in determining net income or loss. Impairment losses are included in determining net income or loss where a decline in the value of the investment, other than temporary, has occurred.

Non-current listed investments

        Non-current listed investments, are treated as 'available for sale', and are accounted for at fair value with unrealised gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

Inventories

        Inventories, comprising gold in process and supplies, are stated at the lower of cost and market value. Costs are assigned to inventory on an average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing. Selling, refining and general administration costs are excluded from inventory valuation.

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

        Initial development and pre-production costs relating to a new orebody are capitalized once directors consider that it is probable that the properties will be profitably exploited and until the orebody is brought into production at which time the costs are then amortized as set out below.

Mining assets

        Land is recorded at cost and not depreciated. Buildings and other non-mining fixed assets are recorded at cost less accumulated depreciation.

        Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Amortization is calculated on a mine-by-mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, the Company estimates the amortization rate based on actual production over total proven and probable reserves of the particular mine. This rate is then applied to actual costs incurred to arrive at the amortization expense for the period. Proven and probable reserves of a particular mine reflect estimated quantities of economically recoverable reserves that can be recovered in the future from known mineral deposits that are presently accessible. Mine development costs are amortized over the incremental reserves accessed.

        The Company does not have significant open-pit operations. Any stripping costs are expensed in the period in which they are incurred.

Impairment of mining assets

        The impairment of long-lived assets is accounted for in terms of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. Estimates of future cash flows include estimates of future gold prices and foreign exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group's mining assets. If an asset or asset group is considered to be impaired, the impairment which is recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets. The asset or asset group, is the lowest level for which there are identifiable cash flows that are largely independent of other cash flows. The lowest level for which there are identifiable cash flows that are largely independent of other cash flows is on a mine-by-mine basis. Therefore, the Company makes the analysis on a mine-by-mine basis.

Reclamation and closure costs

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 143, "Accounting for Asset Retirement Obligations", or SFAS 143. SFAS 143, which comes into effect for fiscal years beginning after June 15, 2002, requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and is depreciated over the life of the asset. Prior to the adoption of SFAS 143, the company accrued for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The Company adopted the new policy on July 1, 2002. The cumulative effect of the change in policy on the balance sheet at that date was to increase Mining Assets by $0.55 million and increase Rehabilitation liabilities by $0.72 million with a cumulative effect of change in accounting principle adjustment charge to net earnings of $0.17 million in fiscal 2003.

Environmental rehabilitation costs

        Where a related asset is not easily identifiable with a liability other estimated future environmental rehabilitation costs, which are based on the Company's interpretation of current environmental and regulatory requirements, are accrued as and when tailings are deposited. The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances.

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

Revenue

        Revenue consists of gold bullion and related by-products and is recognized when the product is delivered to the relevant refinery, Rand Refinery Limited in South Africa and N.M. Rothschild in Australasia, at which stage all risks and rewards of ownership pass from the Company.

        Once the gold bars reach the refinery, they are assayed to determine the gold content of each bar before being sent for refining where it is purified to 99.9% purity and cast into troy ounce bars of varying weights. The bullion is then sold by the refinery on the same day as the delivery, and the proceeds are remitted to the Company in Rand within two days. The Rand Refinery Ltd sells the gold for the London afternoon fixed price on the day the gold is sold. N.M. Rothschild sells the gold at the previous day London afternoon fixed price and pays the Company in Dollars.

        The Company has a 10.6% equity stake in Rand Refinery Ltd (which is jointly owned by South African mining companies) and Mr. Wayne Koonin, the Company's Divisional Director—Group Finance is also a director of Rand Refinery Ltd. Mr. Ilja Graulich, the Company's General Manager—Investor Relations, is an alternate director of Rand Refinery Ltd. The Company does not have an interest in N.M. Rothschild.

Derivative instruments

        SFAS 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") was adopted by the Company with effect from July 1, 2000.

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

        Under SFAS 133, all derivative instruments are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchase normal sale exception. On the date a derivative contract is entered into, the derivative is designated as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. The Group's derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting, and any changes in their fair value are recognized in the income statement. Derivative instruments are not entered into for trading purposes.

        On the adoption of SFAS 133, none of the Group's derivatives qualified for hedge accounting as they did not meet the hedging requirements of SFAS 133. A cumulative effect adjustment of

$78 million was recorded in the Statement of Operations on July 1, 2000. The cumulative effect adjustment was required to record the fair value of those derivative instruments on the balance sheet, which previously qualified for hedge accounting and had not been recorded on the balance sheet.

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

        The Company contributes to a defined contribution multi-employer medical fund for current employees and certain retirees on an annually determined contribution basis. No contributions are made for employees retiring after December 31, 1996.

Premium and debt costs

        Discounts and underwriting, legal and other direct costs incurred in connection with the issuance of debt are deferred and amortized to interest expense using the effective interest rate method.

Taxation

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

        A valuation allowance is raised against deferred tax assets which are not considered more likely than not to be realizable.

  Secondary Taxation on Companies (STC)

        STC is a tax levied by the South African Revenue Services on dividends declared and becomes payable on declaration of a dividend. STC is expensed when the related dividend is declared.

Dividends paid

        Dividends paid are recognized when declared by the board of directors. Dividends are payable in South African Rands.

Profit/(loss) per share

        Profit/(loss) per share is calculated based on the net result divided by the weighted average number of shares in issue during the year. Fully diluted profit/(loss) per share is based upon the inclusion of potential common shares with a dilutive effect on profit/(loss) per share.

Foreign currency

        The Group's functional currency for the South African operations is the South African Rand and for the Papua New Guinea operations is the Papua New Guinean Kina. The translation differences arising as a result of converting to U.S. dollars using the current exchange rate method, are included as a separate component of stockholders' equity.

        Transactions denominated in currencies other than South African Rand are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling at the balance sheet date and profits and losses arising are recorded in the statements of operations.

Stock-based compensation plans

        The Company has adopted the disclosure only provisions of SFAS 123 and applies Accounting Principles Board Opinion No. 25 ("APB No. 25") and related interpretations with respect to its accounting for its employee based compensation plan.

        The difference between the option strike price and the prevailing market value of the share at grant date is recorded as an expense.

Comparatives

        Comparatives have been reclassified, where necessary to comply with the current year's disclosure.

Recent pronouncements

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34)" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness to Others", which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the disclosure requirements in the fiscal year ended June 30, 2003.

        In December 2002, the FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure and amendment of SFAS 123" ("SFAS 148"). This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

        The Company has adopted the disclosure provisions of this statement and has continued to account for its options plan in accordance with APB Opinion No. 25.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities an Interpretation of ARB No. 51", ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities, which are defined as entities having one or both of the following characteristics:

          1.     The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties.

          2.     The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

      (a)
      The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights.

      (b)
      The obligation to absorb the expected losses of the entity if they occur.

      (c)
      The right to receive the expected residual returns of the entity if they occur.

        This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation will be adopted by the Company in the third interim period of fiscal 2004.

        This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the of the first year restated. The Company has determined that this statement has no impact on its financial statements for any of the periods presented. Management does not believe that this standard will have a significant impact on the Company's financial results.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. Accordingly, the adoption of SFAS 149 has no impact on the financial statements for any of the periods presented. Management does not believe that this standard will have a significant impact on the Company's financial results.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 affects the classification, measurement and disclosure requirements of certain freestanding financial instruments, including mandatorily redeemable shares. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company as of July 1, 2003. The Company has determined that this statement has no impact on its financial statements for the periods presented. The Company is still evaluating the impact of this statement on its future financial statements.

3.    ACQUISITION AND DISPOSAL OF BUSINESSES

  (i) Rawas Limited ("Rawas")

        During August 1999, a Heads of Agreement was entered into between the Company and Laverton Gold NL, or Laverton, an Australian listed company for the purchase of the assets and liabilities of the Rawas Group, which owned the Rawas gold mine located in Indonesia as part of the Company's growth strategy in Australasia. A Memorandum Of Understanding was also signed during March 2000 detailing the proposed transaction in more detail.

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

        Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas Shares, it was not possible to distinguish the Rawas Shares from all the other issued ordinary shares of the Company, and so their identity had been lost. This meant that none of the Rawas Shares, and their holders at the time, could be identified and therefore none of the Rawas Shares could be removed from the Company's members' register. The Rawas Shares, therefore were effectively in issue with no possibility of removing them from the members' register.

        The shareholders were then asked to pass a special resolution in terms of Section 82 of the South African Companies Act to apply to the High Court of South Africa to validate these Rawas Shares. The High Court validated these shares during July 2002.

        The Rawas Shares have been included in the annual financial statements and the $12.4 million value of the shares was credited to stated capital although the issue of shares was still to be validated by the Court. The attributed $12.4 million value of the shares was written off on the statement of operations during fiscal 2000 as the recovery of this amount was uncertain. Loans made by the Company to members of the Rawas Group, amounting to $2.9 million, for working capital purposes, were written off in fiscal 2000. No amounts have been recovered on these transactions. The Company has not instituted any actions against the recipients of the Rawas Shares as each of these entities had ceded to the Company their claims against the companies in the Rawas Group in exchange for their portion of the Rawas Shares. However, legal action has begun in South Africa. The defendants are Messrs. R.A.R. Kebble, M. Prinsloo, J. Stratton, H. C. Buitendag and JCI Limited. The Company's claims against these defendants total R77.2 million and consist of the following:

  •
  R69.6 million for the 7,644,944 ordinary shares issued on July 9, 1999 at a price per share of R9.10; and

  •
  R7.6 million for the 637,062 ordinary shares issued on October 8, 1999 at a price per share of R11.90

        The Company has also made a claim for A$6.1 million for loans and advances made to and on behalf of PT Barisan Tropical Mining, the entity which operated the Rawas mine, and R0.7 million for costs associated with issuance of the above shares.

        The Company also intends to pursue legal action in Australia.

  (ii) Crown Gold Recoveries

        On July 1, 2002, the Company engaged in a transaction consistent with its black empowerment strategy by entering into a share purchase agreement with Crown Consolidated Gold Recoveries Ltd, or CGR, The Industrial Development Corporation, or IDC, and Khumo Bathong Holdings (Pty) Ltd, or KBH, a black empowerment company. Under this share purchase agreement, the Company sold 57% of its interest in CGR, to IDC and 3% of its interest in CGR to KBH for a total cash consideration of

R105.5 million ($11.7 million) and realized a profit of R48.0 million ($5.3 million). This sale was a related party transaction (refer to Note 4 for further details).

        As a result of this transaction, CGR is no longer a subsidiary of the Company. The results of operations and the financial position of CGR are no longer consolidated into the Company's annual financial statements. The Company's remaining 40% interest in CGR is equity accounted as an investment in an associate.

        The aggregate carrying value of the assets and liabilities disposed as part of this transaction were as follows:

$'000
Cash and cash equivalents	2,738
Other Current Assets	2,730
Mining Assets	13,886
Other Assets	739
Current Liabilities	(6,310)
Provision for environmental rehabilitation	(2,317)
Long Term Liabilities	(882)

Net Assets	10,584

60% thereof	6,350
Impairment of Loan due by CGR	(4,164)
Cash Proceeds Received	11,652

Profit realized on sale of subsidiary	5,302

4.    RELATED PARTY TRANSACTIONS

        The Company has related party relationships with its associates and with its directors and senior management.

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

  Sale of 60% of interest in Crown Gold Recoveries (Pty) Ltd

        Effective July 1, 2002, the Company engaged in a transaction consistent with its black empowerment strategy by entering into a share purchase agreement with the Industrial Development Corporation of South Africa, or IDC, and Khumo Bathong Holdings (Pty) Ltd, or KBH. Under this share purchase agreement, the Company sold 57% of its interest in Crown Gold Recoveries (Pty) Ltd, or CGR, to IDC and 3% of its interest in CGR to KBH for a total consideration of $11.7 million, and realized a profit of $5.3 million. KBH obtained an option to purchase IDC's shares of CGR. IDC and KBH also each purchased their respective share of three shareholder loans, aggregating $21.0 million owed by CGR to the Company.

        As part of this transaction, the Company loaned KBH $0.7 million to fund that entity's initial purchase of 3% of its interest in CGR. The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 3% per annum. This loan has a term of five years from July 1, 2002 and is repayable on demand. This loan was secured by a pledge of 49,928,824 shares of ERPM held by KBH. However, since the acquisition of ERPM by CGR, the loan is no longer secured.

        Shortly thereafter, KBH chose to exercise its option to purchase all of IDC's interest in CGR. As a result, with effect from July 15, 2002, the share capital of CGR is now owned 40% by the Company and 60% by KBH. Also, as part of this transaction, KBH repaid IDC's portion of the shareholder loans on behalf of CGR. Consequently, CGR now owes 60% of the loans to KBH and 40% of the loans to the Company.

        Also as part of this transaction, KBH subscribed for 4,794,889 of the Company's ordinary shares (representing 2.60% of its outstanding shares at June 30, 2003) for a cash subscription price of $6.8 million. The subscription agreement entered into by the Company and KBH places restrictions on KBH's ability to sell or otherwise dispose of these shares.

        Dr. Paseka Ncholo, chairman of KHB, is also a Non-Executive Director of the Company. Dr. Ncholo earned $16,600 in board fees during the year ended June 30, 2003.

  Purchase of 100% of East Rand Proprietary Mines Limited by CGR

        In October 2002, CGR entered into an agreement to acquire 100% of the outstanding share capital of and loan accounts in East Rand Proprietary Mines Limited, or ERPM, for $11.0 million. In connection with this transaction, the Company provided ERPM with a loan of $1.3 million. In addition, an amount of $8.0 million was lent by the Company to CGR which CGR paid to the then shareholders of ERPM as an interest free loan. CGR has received from the shareholders, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the shareholders' claim to CGR. The South African competition authorities approved the transaction and the $8.0 million loan is deemed to be part payment of the purchase price of $11.0 million by CGR for the acquisition of the shares and the claims of ERPM.

  Transactions with Associate Companies

        During the year ended June 30, 2003 the Company earned $1.3 million in management fees from CGR and $1.4 million in management fees from ERPM. At June 30, 2003 CGR owed the Group

$25.9 million, KBH owed the Group $0.8 million, and ERPM owed the Group $3.7 million. Interest amounting to $3.1 million was earned by the Group on the loans to CGR, $0.1 million was earned by the Group on the loans to KBH, and $0.2 million was earned by the Group on the loans to ERPM for the year ended June 30, 2003. No dividends were received from associates in 2003. Transactions with associates are priced on an arm's length basis. As of June 30, 2003, all loans due by CGR and ERPM had been written-off in the statement of operations (refer to note 11).

  Consolidated African Mines Limited, or "CAM", and JCI Gold Limited, or "JCI"

        During the year ended June 30, 2001, the Company arranged with JCI for that company to place 8,000,000 of the Company's ordinary shares into the market to settle debt owed by one of the Company's subsidiaries. In return, JCI received an arranging fee of $300,000.

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

  Western Areas Limited

        A total of R111.3 million ($18.3 million) was owed to Western Areas Limited, or WAL for advances made between December 1999 and January 2000. The proceeds of the loan were used as follows:

  •
  between December 14, 1999 and January 11, 2000, the Company purchased 7,187,000 ordinary shares of Randgold, 6,268,000 ordinary shares of JCI and 15,128,500 shares of CAM (the "Sale Shares") for a total of R98.2 million ($16.2 million) in contemplation of a proposed Group restructuring with affiliated companies; and

  •
  to purchase 812,100 ordinary shares of Randfontein Estates Limited for a purchase price of R8.6 million ($1.4 million) together with 2,349,000 options at a purchase price of R4.4 million ($0.7 million). These shares and options were purchased as part of a strategy to consolidate the various companies in which CAM, JCI and WAL had an interest into one corporate group. The Randfontein Estates Limited shares and options were sold on January 15, 2001 and the proceeds retained.

        The Company was to pay WAL interest at a rate equal to the prime overdraft rate charged from time to time by The Standard Bank of South Africa to it most favorite clients on overdraft. The Sale Shares were pledged by the Company to WAL as security for debt owed to WAL in the amount of R111.3 million ($18.3 million). In October 2000, the Company concluded a written agreement with CAM and JCI giving effect to the intention that the Company sell the Sale Shares to CAM and JCI for an amount equal to the debt owed to WAL. The agreement called for the Company to sell the Sale Shares to CAM and JCI for a total price of not less than R116.4 million ($13.3 million) to be paid by CAM and JCI jointly and severally. The closing was set for October 31, 2000.

        Also at that time, the Company, CAM and JCI concluded a written letter agreement by which CAM and JCI agreed to pay the Company a "monthly option fee in arrears" if the sale of the Sale

Shares occurred after October 31, 2000. This monthly option fee would be calculated as an amount equal to the interest charged by WAL to the Company on the debt owed to WAL. In consideration for this, the Company agreed not to sell the Sale Shares to any other party. It was a tacit or implied term of this letter agreement that value-added tax, or "VAT", would be added to the monthly option fee and the monthly option fee would be payable by CAM and JCI. The Company agreed to continue to hold the Sale Shares until CAM and JCI could obtain financing from Investec Limited, or "Investec".

        In November 2000, the monthly option fee was renegotiated to an amount equal to 93.38% of the interest charged by WAL to the Company on the debt owed to WAL. CAM and JCI paid the Company R1.7 million ($0.2 million) for the monthly option fee for October 2000 on or about December 4, 2000.

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

  Laverton Gold NL

        Laverton Gold NL is also a related party because Mr J Stratton, a director of CAM and Consolidated African Mines Jersey, or CAMJ, was a corporate advisor to the Company.

        During August 1999, a Heads of Agreement was entered into between the Company and Laverton Gold NL, or Laverton, an Australian listed company for the purchase of the assets and liabilities of the Rawas Group, which owned the Rawas gold mine located in Indonesia. A Memorandum Of Understanding was also signed during March 2000 detailing the proposed transaction in more detail.

        During July and October 1999, the Company allotted and issued 8,282,056 ordinary shares at the market value of $12.4 million pursuant to the Rawas transaction. These shares are referred to as the Rawas Shares. The Rawas Shares were issued to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Rio Tinto Rawas Holdings Ltd, Continental Goldfields Ltd, Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia Pty Ltd, all of which were creditors of Laverton or its subsidiaries, in anticipation of receiving shares of and claims against the companies in the Rawas Group and the rights to the Rawas mine. The allocation of the Rawas Shares was based on each creditor's relative exposure. No proper valuation proceedings were conducted prior to the issuance.

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

        Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas Shares, it was not possible to distinguish the Rawas Shares from all the other issued ordinary shares of the Company, and so their identity had been lost. This meant that none of the Rawas Shares, and their holders at the time, could be identified and therefore none of the Rawas Shares could be removed from the Company's members' register. The Rawas Shares, therefore were effectively in issue with no possibility of removing them from the members' register.

        The shareholders were then asked to pass a special resolution in terms of Section 82 of the South African Companies Act to apply to the High Court of South Africa to validate these Rawas Shares. The High Court validated these shares during July 2002.

        The Rawas Shares have been included in the annual financial statements and the $12.4 million value of the shares was credited to stated capital although the issue of shares was still to be validated by the Court. The attributed $12.4 million value of the shares was written off on the income statement as aborted acquisition costs during fiscal 2000 as the recovery of this amount was uncertain. Loans made by the Company to members of the Rawas Group, amounting to $2.9 million, for working capital purposes, were written off in fiscal 2000. No amounts have been recovered on these amounts.

        The Company has not instituted any actions against the recipients of the Rawas Shares as each of these entities had ceded to the Company their claims against the companies in the Rawas Group in exchange for their portion of the Rawas Shares. However, legal action has begun in South Africa. The defendants are Messrs. R.A.R. Kebble, M.Prinsloo, J.Startton, H.C.Buitendag and JCI Limited. The Company's claims against these defendants total R77.2 million and consist of the following:

  •
  R69.6 million for the 7,644,944 ordinary shares issued on July 9, 1999 at a price per share of R9.10; and

  •
  R7.6 million for the 637,062 ordinary shares issued on October 8, 1999 at a price per share of R11.90

        The Company has also made a claim for A$6.1 million for loans and advances made to and on behalf of PT Barisan Tropical Mining, the entity which operated the Rawas mine, and R0.7 million for costs associated with issuance of the above shares.

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

        The loan received from Mr. R.A.R. Kebble, amounting to R5.3 million ($0.51 million) was repaid during the year ended June 30, 2002. Interest on this amount during the year amounted to R0.4 million ($0.04 million).

  Executive directors

        On May 23, 2001 the executive directors made advances to the Company for working capital purposes which bear interest. The loans were repaid on December 31, 2001.

  FW Services CC

        During 2002 the Company made use of FW Services CC, for the repair of electrical motors in pumps and winches, and Mr. N. Pretorius, a legal advisor, both of which are related parties to Mr. F. Weideman, a previous executive director of the Company who resigned as a director on March 1, 2002. During 2002 the Company paid $0.7 million to FW Services CC and $0.03 million to Mr. N. Pretorius for services rendered.

  Libra Accounting CC

        During 2002 the Company made use of Libra Accounting CC for corporate administrative accounting services, a related party to Mr. W. Beer, the Chief Administrative Officer of the Company. During 2002 the Company paid $0.1 million to Libra Accounting CC for services rendered.

  Restraint of trade agreements (refer note 10)

        In November 1998, certain of the Company directors and officers, namely Messrs. R.A.R. Kebble (who resigned June 30, 2002), M. Prinsloo (who resigned November 1, 2000), C. Mostert (resigned July 31, 2000), I. Murray and V. Hoops (who was dismissed May 8, 2002) entered into restraint of trade agreements in order to protect the competitive position of the Company, whereby they agreed, for a period of 24 months after the termination of their employment with the Company, not to compete against the Company or solicit the Company's employees. As consideration for entering into these agreements these directors and officers (as a group) received R8.4 million (approximately $1.3 million). These restraint of trade agreements were awarded while each officer or director was still an employee of the Company. As the restraint period applied for a period of 2 years after the employee left the Company, and as it was impossible to determine when this would actually occur, the Company considered it prudent to write off this amount over a 4 year period from the date of award. The restraint of trade payments had been fully amortized by the end of fiscal 2003.

5.    IMPAIRMENT OF ASSETS

	Year ended June 30, 2003 $'000	Year ended June 30, 2002 $'000	Year ended June 30, 2001 $'000
Mining Assets
-DRD Mine(a)	—	2,167	2,752

	—	2,167	2,752

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

6.    DEFERRED INCOME AND MINING TAX

	Year ended June 30, 2003 $'000	Year ended June 30, 2002 $'000	Year ended June 30, 2001 $'000
(a) Income and mining tax and expenses
Income and mining tax
Foreign	—	—	535
Non-mining income tax
Current	—	(36)	(105)
Deferred income and mining tax
Local	(59,890)	42,855	5,937
Foreign	(330)	45	638
Prior year rate change	18,455	—	—
Secondary tax on companies	—	—	—

Total income and mining tax (expense)/benefit	(41,765)	42,864	7,005

        Mining tax on mining income is determined based on a formula which takes into account the profit and revenue from mining operations during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate. The tax rates applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared, which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining income and non-mining income. In 2003, 2002 and 2001, the tax rates for taxable mining income and non-mining income for companies that elected the STC exemption were 46% and 38%, respectively. During those same years the tax rates for companies that did not elect the STC exemption were 37% and 30%, respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of 46% for mining income and 38% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 37% tax on mining income and 30% for non-mining income. However, with the exception of Blyvoor, all of the Company's subsidiaries elected the STC exemption. Any dividends paid by Blyvoor, being a wholly-owned subsidiary of the Company, would be exempt from STC. Any dividends paid by the Company, to the extent they are paid from income from Blyvoor, will be subject to STC.

        South African deferred taxation has been provided at the effective mining rate applicable in terms of the mining tax formula to the relevant operations at either 37% or 46% (2002: 30%), while the Australian deferred tax is provided at the Australian statutory tax rate of 30% (2002: 30%). Material items causing the Group's income tax provision to differ from the estimated effective mining tax rates were as follows:

	Year ended June 30, 2003 $'000	Year ended June 30, 2002 $'000	Year ended June 30, 2001 $'000
Mining tax at estimated effective rate	(16,549)	26,540	11,901
Non-mining tax at statutory rate	(19)	(1,264)	(929)
Foreign tax	—	2,099	4,116

Taxation at normal rates	(16,568)	27,375	15,088
Disallowable expenditure	(9,904)	(9,478)	(374)
Non-taxable income	8,105	1,114	140
Rate change	18,455	—	—
Valuation allowances	(41,853)	23,853	(7,849)

Income and mining tax (expense)/benefit as reported	(41,765)	42,864	7,005

	June 30, 2003 $'000	June 30, 2002 $'000
(b) Deferred income and mining tax liabilities and assets:
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2003 and 2002, relate to the following:
Gross deferred income and mining tax liabilities:	(29,793)	(26,931)

Mining assets	(29,052)	(26,668)
Inventory	(741)	(263)

Gross deferred income and mining tax assets:	117,079	74,067

Assessable tax loss carried forward	60,152	22,077
Unredeemed capital expenditure	29,851	15,396
Rehabilitation provisions	2,154	5,594
Financial instrument liability	15,315	24,052
Other provisions	9,607	6,948

Deferred income and mining tax valuation allowances	(82,176)	(6,941)

Deferred income and mining tax assets	5,110	40,195

Net deferred income and mining tax liability—long-term	(29,052)	(26,542)
Net deferred income and mining tax liability—current	(741)	—
Net deferred income and mining tax asset—long-term	25,296	58,056
Net deferred income and mining tax asset—current	9,607	8,681

        The classification of deferred income and mining tax assets and liabilities is based on the related asset or liability creating the deferred tax. Valuation allowances have been provided on certain deferred tax assets arising out of assessed losses and unredeemed capital expenditure because it is more likely than not that these losses will not be utilized in the foreseeable future.

        As at June 30, 2003 the group had estimated tax losses carried forward in South Africa consisting of:

	Tax losses		Unredeemed capital expenditure
	2003 $'m	2002 $'m	2003 $'m	2002 $'m
The Company	24.6	20.0	18.2	13.8
South African subsidiaries	112.2	2.8	51.3	37.5

Total	136.8	22.8	69.5	51.3

        The estimated tax losses of the Company and its South African subsidiaries have no expiry date. The estimated tax losses of the Australasian subsidiaries have been disallowed for tax purposes. They were previously treated as more likely than not to be unrealizable. Should a subsidiary cease to trade, the estimated tax losses would be forfeited.

7.    RECEIVABLES

	June 30, 2003 $'000	June 30, 2002 $'000
Trade accounts receivables	14,735	4,517
Taxation receivable	3,640	3,335
Prepayments	3,328	4,206
Receivable from associates	1,255	—
Staff debtors	494	277
Amounts owing by related parties(a)	4,220	3,040
Less: allowances for doubtful debts—related parties	(4,220)	(3,040)
Less: allowances for doubtful debts—other	(353)	(122)

	23,099	12,213

Disclosed as current receivables	21,844	12,213
Disclosed as current receivables owing by related parties	1,255	—
Amounts owing by related parties(b)	706	—

Disclosed as non-current receivables	706	—

a)
Amounts owing by related parties comprises amounts due by CAM for the option over the Sale Shares, which have been fully provided for. (refer to Note 3).

b)
Amounts owing by KBH arising from the sale of 60% of CGR. (refer to Note 3)

8.    INVENTORIES

	June 30, 2003 $'000	June 30, 2002 $'000
Gold-in-process	1,816	2,498
Supplies	6,096	5,859

	7,912	8,357

9.    MINING ASSETS

	June 30, 2003 $'000	June 30, 2002 $'000
Mining properties, mine development costs and mine plant facilities and equipment
Cost	219,969	182,700

Opening balance	182,700	223,323
Additions	13,414	8,188
Adoption of SFAS 143—Asset Retirement Obligations	548	—
Disposals	(1,865)	(1,331)
Disposed through sale of subsidiary	(31,885)	—
Foreign exchange movement	57,057	(47,480)

Accumulated depreciation and amortization	(136,712)	(110,516)

Opening balance	(110,516)	(120,019)
Impairment	—	(2,167)
Depreciation and amortization	(10,602)	(13,933)
Disposed through sale of subsidiary	17,999	—
Foreign exchange movement	(33,593)	25,603

Net book value	83,257	72,184

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

10.    NON-CURRENT ASSETS

	June 30, 2003 $'000	June 30, 2002 $'000
Listed investments(a)	7,927	149
Unlisted investments(b)	1,725	1,610
Restraint of trade payments (refer to note 4)	—	61
Amounts contributed to environmental trust funds(c)	17,903	12,143

	27,555	13,963

(a)
Listed investments comprise an investment in Drill search Energy Limited, Startrack Communications Limited and Cape Tel Limited, and Emperor Mines Ltd (purchased during fiscal 2003) which are listed Australian companies, and various other investments in South African listed companies. These investments are classified as available for sale, and are accounted for at market value.

(b)
Unlisted investments comprise investments in various unlisted companies in South Africa, the fair value of which is not directly available from market quotations. The directors of the Company perform valuations of the investments on an annual basis to ensure that no decline, other than temporary, in the value of the investments has occurred.

(c)
Amounts have been contributed to irrevocable trusts under the Company's control. The monies in the trusts are invested primarily in interest bearing debt securities and may be used only for environmental rehabilitation purposes.

11.    INVESTMENTS IN UNLISTED ASSOCIATES

        The principal associate is Crown Gold Recoveries (Pty) Ltd, a company incorporated in South Africa. The Group holds a 40% interest in this associate, which it equity accounts.

June 30,2003 $'000
Opening carrying amount	—
Acquired during year through the sale of a subsidiary company	4,234
Net share of results in associates	(4,234)

Share of results before tax	(4,208)
Share of tax	(26)

Closing carrying amount	—

        The following has been recognised in the Statement of Operations in fiscal 2003:

$'000
Equity in loss from associates	4,234
Impairment of loans to associates (refer note 4)	5,218

9,452

        On July 1, 2002 the Company sold 60% of its fully owned subsidiary company, Crown Gold Recoveries (Pty) Ltd to Khumo Bathong Holdings (Pty) Ltd in a transaction consistent with the Company's black empowerment strategy (refer to Note 3). In the prior year the results of this company had been consolidated into the results of the Group. Effective July 1, 2002 the Company's remaining 40% interest has been treated as an investment in an associate and equity accounted.

12.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2003 $'000	June 30, 2002 $'000
Trade accounts payable	35,638	36,250
Payroll and other compensation	13,987	7,276
Other	339	2,336

	49,964	45,862

13.    DERIVATIVE INSTRUMENTS

	June 30, 2003 $'000	June 30, 2002 $'000
Gold for electricity contract(a)	(30,903)	(80,174)
Call positions bought(b)	6,563	—
Interest rate swap agreement(c)	(1,818)	—

	(26,158)	(80,174)

Disclosed under non-current liabilities	(17,169)	(55,505)
Disclosed under current liabilities	(15,552)	(24,669)
Disclosed under current assets	6,563	—

	(26,158)	(80,174)

(a)
This amount comprises the fair value of the gold for electricity contract entered into by the Company. Changes in fair value have been recorded as Profit/Loss on Derivative Instruments in the Statement of Operations. The fair value represents the difference between the contract price that was agreed on the date of the transaction and the forward price on June 30, 2003 (refer to note 19 for further details of quantities and the timing of settlement). The $30.9 million reflects the fair value as at June 30, 2003 when the gold price was R2,585 per ounce against an average contract price of R2,182 per ounce.

(b)
This amount reflects the fair value of call positions bought during the financial year by the Company. Changes in fair value have been recorded as Profit/Loss on Derivative Instruments in the Statement of Operations. As at June 30, 2003 when the gold price was R2,585 per ounce the fair value represents the difference between the contract price that was agreed on the date of transaction and the price ruling at that date. Refer to note 19 for further details of quantities and the timing of settlement.

(c)
The amount reflects the fair value of the interest rate swap agreement that was entered into to manage the interest rate and currency risk on the bi-annual coupon payments of the convertible note. Changes in fair value have been recorded as Profit/Loss on Derivative Instruments in the Statement of Operations. The fair value represents the difference between the fixed coupon rate of 6% per annum and the forward Johannesburg Interbank Acceptance Rate (JIBAR) + 0.20%

  together with the spot and forward US$ exchange rate with reference to the coupon amount payable bi-annually. At June 30, 2003 the six month JIBAR rate was 10.581%. Refer to note 19 for further details of the notional amount of the swap and the settlement provisions.

14.    PROVISION FOR ENVIRONMENTAL REHABILITATION

        While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the total future costs for the mines, in current monetary terms, will be $26.1 million (2002: $19.2 million). The costs associated with sealing off all potential water ingress points at the Durban Deep and West Wits Sections have been included in the provisions for environmental rehabilitation. The estimates are prepared on an annual basis by the Company's Environmental Manager in terms of the rehabilitation plan. The total calculated liability, based on units of production to date, for rehabilitation at June 30, 2003 is $24.6 million (2002: $17.9 million).

        Amounts have been contributed to irrevocable trusts (refer to Note 10) under the Company's control. The monies in the trust are invested primarily in interest bearing debt securities and may be used only for environmental rehabilitation purposes. The Company intends to finance the ultimate rehabilitation costs from the money invested with the trust funds as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up.

        In terms of the Company's accounting policy, the shortfall between the total estimate rehabilitation cost of $26.1 million and the provision of $24.6 million will be accrued over the remaining proven and probable reserves of the respective mines, on a units of production basis.

15.    LONG-TERM LOANS

	June 30, 2003 $'000	June 30, 2002 $'000
These comprise loans from:
Secured
FBCF Equipment Finance Limited(a)	—	882
Industrial Development Corporation—Blyvoor(b)	5,738
Industrial Development Corporation—Crown(c)	—	1,055
Mineral Resources Development Company (Proprietary) Limited(d)	659	1,420
First National Bank Limited(e)	84	115
Hire purchase creditors(f)	35	138
Bank of South Pacific Limited(g)	1,603	1,570
JP Morgan Chase Bank(h)	—	6,625
Unsecured
CAWMS Post Retirement Medical Liability(i)	1,479	1,422
J Aron and Company(j)	6,412	17,824
UBS AG(k)	4,785	10,282
Convertible notes(l)	61,422	—

	82,217	41,333
Less: Payable within one year shown under current liabilities	(19,068)	(15,965)

Total long term liabilities	63,149	25,368

        The terms and conditions, including interest rates, attaching to the above loans are given in the narrative below:

(a)
The capital amount of $8.1 million was repayable in semi-annual installments of $1.9 million which commenced on November 17, 1999 and terminated on November 17, 2002. The Company pledged all its shares in Buffelsfontein Gold Mines Limited and Blyvooruitzicht Gold Mining Company Limited to BoE Merchant Bank. Joint and several guarantees have been given by all the South African based companies within the Group, for the performance in full on the due date. Buffelsfontein Gold Mines Limited had provided (R60 million) $8.8 million of the gold "lock up" (residual gold content in the mill) contained in the Hartebeestfontein gold plant, as security for the loan. A general notarial bond over all moveable assets of Buffelsfontein Gold Mines Limited to the value of $8.8 million was registered in favor of BoE Merchant Bank. A general notarial bond is a security interest over all of the debtor's movable assets in general, including movable assets which the debtor may subsequently acquire. A general notarial bond does not create a true limited right but merely gives the creditor a limited preference over concurrent creditors in the distribution of the portion of the debtor's estate that is not subject to any preferential rights. The loan was repaid during fiscal 2003.

(b)
On July 18, 2002, Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") entered into a loan agreement with IDC for R65 million ($8.7 million) specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor Expansion Project. The loan bears interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. As of June 30, 2003, the interest rate on this loan stood at 14.5% per annum and $5.7 million had been drawn down. The loan is repayable in 48 monthly installments starting from September 2003.

  The loan was secured by a special notarial bond over the Blyvoor metallurgical plant. The loan agreement prohibits the Company from disposing of or further encumbering the assets covered by the special notarial bond and places restrictions over its ability to change the business of Blyvoor.

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

(c)
On June 8, 1999, Crown Gold Recoveries (Pty) Ltd entered into a loan agreement with the IDC. The capital amount of $3.7 million is repayable in 47 equal monthly installments which commenced on May 1, 2000. Interest on the loan is 2.5% below the prime overdraft rate per annum. A commitment fee of 1% on the loan amount plus 0.5% per annum on the amount of each drawing is payable to IDC. The loan is secured by a special notarial bond over moveable assets. 60% of CGR was sold to KBH on July 1, 2002 and thereafter the Company accounts for its investment in CGR under the equity method.

(d)
On November 20, 1997, Dome Resources NL entered into a loan agreement with the Mineral Resources Development Company (Proprietary) Limited, or MRDC by which MRDC provided a loan to Tolukuma Gold Mine, or Tolukuma denominated in Australian dollars. The loan is repayable in 4 equal semi-annual installments, with the first payable June 30, 2002 and the last payable December 31, 2003. Interest is payable at 9% per annum. The loan is secured by a fixed and floating charge over the assets of Tolukuma.

  Fixed and floating charges are encumbrances taken under Australian law over all assets of the debtor including the current assets. With a fixed charge, a lender or creditor has a charge over and claim to a particular asset of the borrower (debtor) as security for a debt. With a floating charge the creditor's charge or claim is not lodged over one particular asset of the borrower but fixes on a specific asset or assets if the borrower defaults. This process of fixing on an asset or group of assets is called "crystallisation of the charge". A floating charge leaves the debtor free to sell, buy and vary the assets subject to the charge until he or she defaults, at which time the floating charge crystallises and the lender can transact with any of the assets then existing.

(e)
The mortgage loan bears interest at 0.75% below prime lending rate offered by First National Bank of South Africa Limited on overdraft. The loan is repayable over 60 months, which commenced on July 1, 1999 and is collateralized by a first covering mortgage bond over Stand 752, Parktown Extension 1 and a deed of suretyship signed by the Company.

(f)
In November 2000, Dome entered into a master finance lease agreement with Volvo Truck Finance Australia (Pty) Ltd, or Volvo, for the lease of two articulated dump trucks to transport ore from the mine in Tolukuma to the metallurgical plant. At the termination of the lease, the equipment will be returned to Volvo. The initial value of the lease was A$1 million. The principal is paid in 35 equal monthly installments starting in December 2000. The lease bears interest at a rate of 12% per annum.

(g)
On August 22, 2001, the Company entered into an agreement with Bank of South Pacific Limited by which Bank of South Pacific Limited provided a loan to Tolukuma denominated in Australian dollars. The loan is repayable in equal monthly payments of principal and interest over a period of three years, starting in July 2002 and ending in July 2005. Interest is payable at the Indicator Lending Rate in Papua New Guinea plus 4% per annum. The loan is secured by a fixed and floating charge over the assets of Tolukuma, Dome Resources (PNG) Ltd and Dome Resources NL, including uncalled and unpaid capital. The Company has provided guarantee for this facility. Unpaid or uncalled capital means shares that are authorized but unissued.

(h)
During the fourth quarter of fiscal 2002, the Company closed out its hedge position with JP Morgan Chase Bank recording a loss on the close out of the positions. The loan bore no interest and the amount was repaid during fiscal 2003. This loan is carried at fair value. The loan was secured against the gold "lock up" value in the plants at West Witwatersrand Gold Mines Limited, Blyvooruitzicht Gold Mining Company Limited and Buffelsfontein Gold Mines Limited.

(i)
In September 2001 the company voluntarily accepted liability for certain post-retirement medical benefits of employees who were members of various medical schemes arranged by the company. The liability is payable over five years, bears no interest and is unsecured.

(j)
During the fourth quarter of fiscal 2002, the Company closed out its hedge position with J Aron & Company recording a loss on the close out of the positions. The liability is payable over the next 12 months and is unsecured and bears no interest. This loan is carried at fair value. See note 19.

(k)
During the fourth quarter of fiscal 2002 the Company closed out its hedge position with UBS AG recording a loss on the close out of the positions. The liability is payable over the next 12 months and is unsecured and bears no interest. This loan is carried at fair value. (refer to Note 19)

(l)
On November 12, 2002, the Company issued $66,000,000 of 6% Senior Convertible Notes due November 2006, in a private placement. The interest payments of 6% per annum are payable semi-annually on May 12 and November 12 of each year. The Company issued the notes at a purchase price of 100% of the principal amount thereof. If not converted, or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006.

  The notes are convertible at any time at the option of the holder into the Company's ordinary shares, or, American Depositary Shares, or ADS's, at a conversion price of $3.75 per share or ADS, subject to adjustment in certain events if the cumulative adjustments amount to 1% or more of the conversion rate.

  The Company may redeem the notes, in whole or in part, at any time after November 12, 2005, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued original issue discount, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption on giving not less than 30 nor more than 60 days notice if (1) the closing price of its ADSs on the Nasdaq SmallCap Market or substitute national securities exchange has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately before the date of mailing of the provisional redemption notice and (2) the shelf registration statement covering the resale of the notes and the ordinary shares and ordinary shares underlying the ADSs issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for 30 days following the provisional redemption date, unless registration is no longer required.

  The notes were only offered to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended, or the Securities Act, and to non-U.S. persons in reliance on Regulation S under the Securities Act. If there is a change in control of the Company, holders of the notes have the right to require it to repurchase their notes.

  In connection with the offering of the notes, the Company entered into a registration rights agreement with the initial purchaser of the notes. This agreement obligated the Company to file with the SEC a shelf registration statement with respect to the offer and sale of the notes and the ordinary shares or the ordinary shares underlying the ADSs issuable upon conversion of the notes. On September 30, 2003 the SEC declared effective the Company's registration statement on Form F-3 pertaining to the notes. To date, no notes have been converted.

  In connection with the registration process of the notes, the Company incurred liquidated damages in the amount of $1,188,000, which have been included in Interest expense in the statement of operations.

        The notes are presented in the consolidated balance sheet as follows:

	June 30, 2003 $'000	June 30, 2002 $'000
Original principal amount	66,000	—

Liability portion	49,382	—
Derivative portion(3)	16,618	—

Unamortized issuance costs(1)	(3,044)	—
Interest accrued(2)	4,669	—
Interest payment	(1,980)	—
Change in fair value of derivative portion(3)	(2,946)
Foreign exchange difference	(1,277)	—

	61,422	—

Consisting of	61,422	—

Liability portion	47,750	—
Derivative portion(3)	13,672	—

(1)
The issuance costs relating to the notes have been capitalized, and are being amortized over the life of the instrument.

(2)
Interest on the notes is calculated on the effective yield basis, at an effective rate of 7.05% per annum.

(3)
The conversion option embedded in the notes is accounted for as a derivative instrument under SFAS133. The option does not qualify for hedge accounting. The embedded derivative instrument is carried at fair value, such fair value being determined on the residual cash flow method, with changes in fair value included in the statement of operations in the period in which the change occurs and classified as Profit/Loss on Derivative Instruments. Fair value under the residual cash flow method has been compared to fair value determined under the Black Scholes Model for reasonability.

  Long-term loans are scheduled for repayment in the 12 months to:

	2003 $'000	2002 $'000
30 June 2003	—	15,965
30 June 2004	19,068	23,895
30 June 2005	7,223	919
30 June 2006	6,112	289
30 June 2007	49,814	265

	82,217	41,333

        The Group has undrawn committed borrowing facilities of $3.0 million from the Industrial Development Corporation and bank overdraft facilities of $4.0 million of which $3.9 million had been utilized at year end.

16.    STOCKHOLDERS' EQUITY

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

        The Company issued 350,000 market value ordinary shares to The Corner House (Pty) Limited for services rendered during 2001. The shares were recorded at their market value when issued, aggregating $0.3 million.

  June 30, 2002

        During the year ended June 30, 2002, the Company issued 12,000,000 at market value no par value shares to certain institutional investors in exchange for gross cash proceeds of $43.5 million.

  June 30, 2003

        During the year ended June 30, 2003, in a transaction consistent with its Black Empowerment strategy, the Company issued 4,794,889 shares at market value no par value shares to Khumo Bathong Holdings (Pty) Ltd in exchange for gross cash proceeds of $6.8 million.

  Cumulative preference shares

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

17.    PROFIT/(LOSS) PER SHARE

        Profit/(loss) per share is calculated based on the profit/(loss) divided by the weighted average number of shares in issue during the year. Fully diluted profit/(loss) per share is based upon the inclusion of potential common shares with a dilutive effect on profit/(loss) per share.

	For the year ended June 30, 2003
	Profit $000 (Numerator)	Shares (Denominator)	Per-share amount $ cents
Basic profit per share
Shares outstanding July, 1, 2002		177,173,485
Weighted average number of shares issued—2003		6,127,180

Profit available to stockholders	11,374	183,300,665	6

Fully diluted profit per share
Weighted average number of shares as per basic profit per share		183,300,665
Dilutive effect of shares underlying Convertible Notes	(2,598)	11,090,411
Weighted average dilutive number of shares underlying staff options allocated		2,943,230

Profit available to stockholders	8,776	197,334,306	4

	For the year ended June 30, 2002
Basic and fully diluted loss per share
Shares outstanding July 1, 2001		154,529,578
Weighted average number of shares issued—2002		7,135,070

Loss available to stockholders	(51,709)	161,664,648	(32)

Anti-dilutive shares (shares underlying staff options allocated)		6,550,156

	For the year ended June 30, 2001
Basic and fully diluted loss per share
Shares outstanding July 1, 2000		120,990,746
Weighted average number of shares issued—2001		13,640,253

Loss available to stockholders	(84,481)	134,630,999	(63)

Anti-dilutive shares (shares underlying staff options allocated)		22,188,337

        The Company has authorised but not issued 10,000,000 Durban Deep "C" options at an exercise price of R15 per ordinary share which are exercisable at any time during the period from the date on which the option is issued to a date not later than five years from the date of issue.

        There is no dilution in loss per share for the fiscal years ended June 30, 2002 and 2001 as the effect of dilutive securities in issue would have been anti-dilutive as the Company recorded losses for each of the two years.

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

        The majority of the Group's employees are covered by the above-mentioned funds. Fund contributions by the Group for the year ended June 30, 2003 amounted to $6.4 million (year ended June 30, 2002: $4.9 million; year ended June 30, 2001: $5.7 million).

Post-retirement benefits other than pensions

        Prior to the Company's acquisition of Blyvooruitzicht Gold Mining Company Limited, skilled workers (clerical workers and mine management) at that operation participated in multi-employer plans, which paid certain medical costs. Employer contributions were determined on an annual basis by the funds. Qualifying dependants received the same benefits as active employees. This benefit was no longer offered to employees joining subsequent to the acquisition.

        Currently, no post-retirement benefits are available to workers who are not part of the above multi-employer plans.

        A subsidiary of the Company has voluntarily accepted liability for certain post-retirement medical benefits of employees who were members of various medical schemes arranged by the Company. The fixed amount, which was determined based on negotiations between the Company and the fund, is payable over the next five years, bears no interest and is unsecured. (See note 15(i)). The full cost of $1.8 million was expensed in fiscal 2002 in the Statement of Operations.

Long service awards

        The Group participates in the Chamber of Mines of South Africa Long Service Awards Scheme or the Scheme. The Scheme does not confer on any employee or other persons any right of payment of any award. In terms of the scheme, bonus payments may be made to certain employees, usually semi-skilled, upon reaching the age of 55, who have completed 15 years of continuous service in South African gold mining companies which are members of the Chamber of Mines of South Africa and the

Employment Bureau of Africa, provided such service is not pensionable service. The Scheme lays down the rules under which an employee may be eligible for the award. The award is paid by the company for which the employee works upon becoming eligible for the award and electing to receive payment. All awards must be confirmed by the Chamber of Mines of South Africa before payment. The amount of the award is based on both the employee's skill level and years of service with qualified gold mining companies. Due to the nature of the award and the uncertainty surrounding the ultimate payment of the award by the Company, no provision is made for any potential payment. During fiscal 2003, the Company expensed $0.1 million related to the long service awards (fiscal 2002: $0.1 million).

Share option plan

(a)    Details of scheme

        The Company has an Employee Share Option Scheme, or ESOS under which all employees may be granted options to purchase shares in the Company's authorized, but unissued common stock. Unissued shares that have been reserved for the ESOS may not exceed 15% of the number of issued ordinary and preferred ordinary shares.

        On October 24, 1997, the terms of the ESOS were amended. The amended terms applied to options outstanding at the date of the amendment and options to be issued thereafter. The exercise price of options is the lowest seven day trailing average of the closing market prices of an ordinary share on the Johannesburg Securities Exchange, or JSE, as confirmed by the Company's directors, during the three months preceeding the day on which the employee is granted the option. Prior to the amendment, the exercise price was the closing JSE market price on the day preceding the grant date of the option. The vesting period for options is determined by the directors.

        All options expire ten years after grant date.

        During the fiscal years 1998 to 2003, the Company issued options, one quarter of which were exercisable six months after grant date, a further quarter of which are exercisable twelve months after grant date and a further quarter of which are exercisable annually thereafter. Share options activity in respect of these options was as follows:

	Outstanding
			Exercisable
		Average price per share Rand
	Number of Shares		Number of Shares	Average price per share Rand
Balance at June 30, 2000	7,879,753	8.88	2,890,938	9.17
Granted	6,244,000	6.30
Exercised	(1,333,750)	7.06
Forfeited/lapsed	(977,750)	8.72

Balance at June 30, 2001	11,812,253	7.73	4,712,250	8.97
Granted	3,067,370	13.28
Exercised	(8,599,321)	7.95
Forfeited/lapsed	(679,938)	8.88

Balance at June 30, 2002	5,600,364	10.30	199,000	9.54
Granted	3,113,500	23.04
Exercised	(2,055,944)	8.26
Forfeited/lapsed	(1,012,863)	11.85

Balance at June 30, 2003	5,645,057	17.62	931,205	19.43

        For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 2003 at exercise prices which exceeded the market price of the stock on grant date was Rnil (2002: Rnil; 2001: R1.90). The weighted average grant date fair value of the above options granted in 2003 at exercise prices, which were less than the market price of the stock on grant date, was R8.07 (2001: R15.43; 2000: R2.96).

        The grant date fair value of these options was determined using a Black Scholes model, applying the following weighted average assumptions:

	2003	2002	2001
Expected life (in years)	4	4	4
Risk free interest rate	10.74%	11.19%	12.59%
Volatility	47%	46%	70%
Dividend yield	0%	0%	0%

        During fiscal 1998, the Company also issued certain options which were exercisable immediately, but which vested over a period of twelve months. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
	Number of Shares	Average price per share SA Rand	Number of Shares	Average price per Share SA Rand
Balance at June 30, 2000	45,250	7.00	45,250	7.00
Exercised	(10,000)	7.00
Forfeited/lapsed	(11,000)	7.00

Balance at June 30, 2001	24,250	7.00	24,250	7.00
Exercised	(20,000)	7.00
Forfeited/lapsed	(1,250)	7.00

Balance at June 30, 2002	3,000	7.00	3,000	7.00
Exercised
Forfeited/lapsed	(3,000)	7.00

Balance at June 30, 2003	—	—	—	—

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

        During 2001, the Company also issued certain options, 51% which were exercisable immediately and the remainder after 6 months. Share options activity in respect of these options was as follows:

	Outstanding
			Exercisable
		Average Price per Share SA Rand
	Number of shares		Number of shares	Average Price per Share SA Rand
Balance at June 30, 2000	—	—	—	—
Granted	2,345,000	4.52
Exercised	(1,200,000)	4.52

Balance at June 30, 2001	1,145,000	4.52	—	—
Exercised	(1,145,000)	4.52

Balance at June 30, 2002	—	—	—	—

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

        During 2002, the Company issued certain options, 25% which were exercisable immediately and the remaining 75% in equal tranches after 6, 12, 24 and 36 months. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
	Number of Shares	Average price per share SA Rand	Number of Shares	Average Price per Share SA Rand
Balance at June 30, 2001	—	—	—	—
Granted	1,000,000	15.81
Exercised	(62,500)	15.81

Balance at June 30, 2002	937,500	15.81	187,500	15.81
Granted	—
Exercised	(227,125)	15.81
Forfeited/lapsed	(78,750)	15.81

Balance at June 30, 2003	631,625	15.81	305,375	15.81

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

        During 2002, the Company issued certain options, which were exercisable immediately. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
	Number of Shares	Average price per share SA Rand	Number of Shares	Average price per Share SA Rand
Balance at June 30, 2001	—	—	—	—
Granted	611,000	8.37
Exercised	(591,708)	8.37
Forfeited/lapsed	(10,000)	8.37

Balance at June 30, 2002	9,292	8.37	9,292	8.37
Granted
Exercised	(9,292)	8.37

Balance at June 30, 2003	—	—	—	—

        For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 2002 at exercise prices, which were less than the market price of the stock on grant date, was R6.20.

        The grant date fair value of these options was determined using a Black Scholes model, applying the following weighted average assumptions:

2002
Expected life (in years)	0
Risk free interest rate	12.79%
Volatility	23.42%
Dividend yield	0%

        The following tables summarize information relating to all employee stock options outstanding at June 30, 2003:

        Tables are denominated in South African Rands, or R, where applicable:

	Outstanding			Exercisable
	Number of Shares	Weighted average contractual Life (in years)	Weighted Average Exercisable price	Number of Shares	Weighted average exercise price
			R		R
Range of exercise price (R)
R 3.11 to R 4.68	246,150	7.58	4.52	18,233	4.52
R 4.69 to R 6.99	613,053	7.29	6.45	30,000	6.54
R 7.00 to R 10.50	562,625	6.90	7.43	99,375	8.09
R 10.51 to R 14.35	30,000	7.37	10.68	20,000	10.75
R 14.36 to R 27.55	3,758,154	9.32	18.26	811,797	17.33
R 27.56 to R 36.08	1,066,700	9.23	29.34	257,175	29.37

	6,276,682			1,236,580

(b)    Pro-forma information

        The Company has elected to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees". $4,312,759 of stock-based compensation cost was recognized as an expense in the year ended June 30, 2003 (June 30, 2002: $2,503,571; June 30, 2001: $2,933,625).

        Pro-forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options, granted subsequent to December 31, 1995, under the fair value method of that statement. The fair value of options granted in 2003, 2002 and 2001 reported below has been estimated at the date of grant using a Black Scholes option pricing model with the weighted average assumptions referred to above.

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

        For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information follows (thousands except for earnings per share information):

	Year ended June 30, 2003	Year ended June 30, 2002	Year ended June 30, 2001
Net profit/ (loss) attributable to common stockholders ($'000)
—as stated ($'000)	11,374	(51,709)	(84,481)
—pro-forma ($'000)	10,826	(51,981)	(86,184)
Basic profit/ (loss) per share
—as stated (cents)	6	(32)	(63)
—pro-forma (cents)	6	(32)	(64)
Diluted profit/ (loss) per share
—as stated (cents)	4	(32)	(63)
—pro-forma (cents)	4	(32)	(64)

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

  Derivative instruments

        In the normal course of its operations, the Group is exposed to commodity price, currency, interest, liquidity and credit risks. Among other reasons, the Company entered into transactions, which make use of derivative instruments to economically hedge certain exposures. These instruments include forward contracts, gold lease rate swaps and options. The decision to use these types of transactions is based on the Company's hedging policy. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, all of these instruments are marked-to-market through statements of operations in accordance with SFAS 133. Currently, the Company has no positions that meet the criteria for the normal purchase/normal sale exemption under SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

  Commodity price risk

        The market price of gold has a significant effect on the Company's results of operations, its ability and the ability of its subsidiaries to pay dividends and undertake capital expenditures, and the market price of its ordinary shares and ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which the Company has no control. The aggregate effect of these factors on the gold price is impossible for the Company to predict. The price of gold may not remain at a level allowing the Company to economically exploit its reserves. It is not the Company's policy to hedge this commodity price risk.

        Until May 2002 the Company used forwards, options and swaps to reduce its risk exposure to volatility in the gold price. The total gold production committed under the Company's hedging program as of July 1, 2001 was 802,625 ounces over a three-year period. Consequently, the Company's shareholders were exposed to opportunity loss as a result of an increase in the price of gold.

        During fiscal 2002, the Company's management reached the conclusion that its hedge book structure would make it difficult for it to accomplish its strategy of providing its investors with exposure to movements in the price of gold, as gains from increases in the price of gold would be offset against potential losses on the forward contracts.

        As a result of this decision, in May 2002 the Company entered into equal and opposite positions of all outstanding derivatives (excluding the embedded "gold for electricity" contract) to effectively close them out and eliminate any existing commitment to sell its gold production. The loss that the Company realized on the existing positions was $72.8 million. The various counterparties, J.P. Morgan Chase Bank, J. Aron & Company and UBS AG, each agreed to accept a portion of the amounts due to them under the restructuring immediately in cash, which amounted to approximately $38.1 million, with the remainder, which amounts to approximately $34.7 million, to be paid over an 18 month period. Thus, these are treated as long-term loans. Of this amount, $6.6 million due to J.P. Morgan Chase Bank was secured by a general notarial covering bond and surety mortgage over the metallurgical plants of the Blyvoor, West Wits and Buffels Sections and was due to be repaid by June 2003. The Company repaid the full amount to J.P. Morgan Chase Bank on March 26, 2003 and obtained a release of these assets. During the September 2003 quarter, both J. Aron & Company and UBS AG were paid in full.

  Gold for electricity contract

        In October 2000 the Company entered into a five year contract to buy electricity from Eskom. Under the terms of the Company's agreement, the Company pays Eskom standard electricity tariff for all energy it consumes, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October the Company adjusts the amounts paid in that period in accordance with an established formula based on the gold price.

        The gold price adjustment is based on the notional amount of 15,000 ounces of gold per month multiplied by the difference between the contracted gold price, which is the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM fix for each business day in the calculation period.

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

        As discussed in note 13 to the financial statements, the fair value of the gold for electricity contract was a liability of $30.9 million as at June 30, 2003 (2002: a liability of $80.2 million). The fair value reflects the difference between the price that was agreed on the date of the transaction and the forward price on June 30, 2003. Therefore, the $30.9 million reflects the loss as at June 30, 2003 when the gold price was R2,585 per ounce against an average contract price of R2,182 per ounce. If the spot-Rand-gold price is trading above the strike price of the Gold-for-electricity swap, the instrument has a negative value and will result in the Company paying Eskom. Similarly, if the spot-Rand-gold price is trading below the strike price of the Gold-for-electricity swap, Eskom would pay the Company.

	For the year ending June 30,
	2004	2005	2006
Gold for electricity contract (by maturity)
Ounces (notional)	180,000	180,000	45,000
Average price (R/ounce)	2,176.00	2,240.00	2,256.00

        The above table reflects the number of ounces committed and the average contract price over the remaining period of the contract.

        A forward contract is an agreement where one party promises to buy an asset from another party at some specified time in the future at some specified price. No money changes hands until settlement, which normally takes place at maturity date. In the case of the gold for electricity contract signed with Eskom, the gold for electricity swap has to be net cash settled.

For the year ending June 30, 2004
Put options bought (by maturity)
Ounces	14,000
Average price (R/ounce)	1,990.00

        Put options bought refer to the right, but not the obligation to sell a predetermined amount of gold at a predetermined price on a predetermined date. The fair value of these instruments as at June 30, 2003 was nil.

Other positions:

        The Company has entered into the following transactions which have been accounted for in the financial statements on a mark-to-market basis and which mature in the financial years indicated.

For the year ending June 30, 2004
Gold lease rate swaps (by maturity)
Volume (ounces)	109,875
Rate	0.20%

        A gold lease rate swap is a contract whereby the Comany and a counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed lease rate based on that amount of gold and the other party pays a floating lease rate based on the same amount of gold.

        The Company has exposure to increases in the three-month lease rate up to June 2004. The volume the swap is based on decreases every quarter until it reaches zero (by June 2004). Every quarter the Company receives a fixed cash flow equal to 0.2% per annum of the volume and $280/oz, and pays the three-month floating lease rate converted at the then market spot rate. The fair value of the gold lease rate swaps as at June 30, 2003 was a liability of $0.2 million (2002: a liability of $0.4 million).

	For the year ending June 30,
	2004	2005	2006
Call position bought (by maturity)
Volume (ounces)	95,785	45,060	11,265
Average price (R/ounce)	3,059	2,240	2,265

        During the financial year the Company bought call options as a risk management tool to protect the maximum exposure on the gold for electricity contract. Options covering a total of 272,110 ounces were purchased for $14.9 million. These contracts expire by September 2005

        The fair value of the call positions bought was an asset of $6.6 million as at June 30, 2003.

  Concentration of credit risk

        The Company believes that the Group's financial instruments do not represent a concentration of credit risk, because the Group deals with a variety of major banks and financial institutions located in South Africa and Australia, after evaluating the credit ratings of the representative financial institutions. Furthermore, its debtors and loans are regularly monitored and assessed for recoverability. Where it is appropriate to raise a provision, an adequate level of provision is maintained.

        In addition, the Group's South African operations all deliver their gold to Rand Refinery Limited which refines the gold to saleable purity levels and then sells the gold, on behalf of the Group, on the bullion market. The gold is sold by Rand Refinery on the same day as it is delivered and settlement is made within two days. Once the gold has been delivered to Rand Refinery, the risks and rewards of ownership have passed.

        The Australasian operations deliver their gold to one customer, N M Rothschild and receive proceeds within two days. The concentration of credit risk in Australia is mitigated by the reputable nature of the customer and the settlement of the proceeds within two days.

  Foreign currency risk

        The Group's functional currency for the South African operations is the South African Rand and for the Papua New Guinea operations it is the Papua New Guinea Kina. Although gold is sold in Dollars, the Company is obliged to convert this into Rands for its South African operations in terms of SARB regulations. The Company is thus exposed to fluctuations in the Dollar/South African Rand exchange rate. The Company conducts its operations in South Africa and Papua New Guinea. Currently, foreign exchange fluctuations affect the cash flow that it will realize from its operations as gold is sold in Dollars while production costs are incurred primarily in Rands and Papua New Guinean Kina. The Company's results are positively affected when the Dollar strengthens against these foreign currencies and adversely affected when the Dollar weakens against these foreign currencies. The Company's cash and cash equivalent balances are held in Dollars, Rands and Papua New Guinean Kina; holdings denominated in other currencies are relatively insignificant. Certain of the Company's financial liabilities are denominated in a currency other than the Rand (refer to note 15). The Company is thus exposed to fluctuations in the Rand with the relevant currency. The Company has not entered into any foreign exchange hedging contracts to attempt to mitigate its foreign currency risk.

  Interest rates and liquidity risk

        Fluctuations in interest rates impact on the value of short term cash investments and financing activities, giving rise to interest rate risks.

        In the ordinary course of business, the Group receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. Funding deficits for the Group's mining operations have been financed through the issue of additional shares and external borrowings. Lower interest rates result in lower returns on investment and deposits and also may have the effect of making it less expensive to borrow funds at then current rates. Conversely, higher interest rates result in higher interest payments on loans and overdrafts.

  Interest rate swap agreement

        An interest rate swap agreement was entered into in November 2002 to manage the exposure to changes in interest rates with regard to the interest payable on the convertible notes (refer to note 15). The fixed interest rate (in US dollars) was swapped for a floating South African interest rate, calculated at the Johannesburg Inter Bank Acceptance Rate, or JIBAR, plus 0.2% per annum.

        As discussed in note 13 to the financial statements, the fair value of the interest rate swap agreement was a liability of $1.8 million as at June 30, 2003.

  Fair value of financial instruments

        The following table represents the carrying amounts and fair values of the Group's financial instruments outstanding at June 30.

        The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	June 30, 2003 $'000 Carrying amount	June 30, 2003 $'000 Fair value	June 30, 2002 $'000 Carrying amount	June 30, 2002 $'000 Fair value
Financial assets
Cash and cash equivalents	44,423	44,423	23,852	23,852
Accounts receivable	23,805	23,805	12,213	12,213
Financial assets	6,563	6,563	—	—
Listed investments	7,927	7,927	149	149
Investment in environmental trusts	17,903	17,903	12,143	12,143
Financial liabilities
Accounts payable and other liabilities	49,964	49,964	45,862	45,862
Bank overdrafts	3,897	3,897	532	532
Financial liability	32,721	32,721	80,174	80,174
Long term debt
—long term portion	63,149	63,149	25,368	25,368
—short term portion	19,068	19,068	15,965	15,965

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

20.    COMMITMENTS AND CONTINGENT LIABILITIES

	June 30, 2003 $'000	June 30, 2002 $'000
Capital expenditure commitments:
Contracted but not provided for in the financial statements	13,299	550
Authorized by the directors but not contracted for	9,724	2,130

	23,023	2,680

  Taxation

        The South African Revenue Service is currently concluding a review of the company's employees tax and value-added tax compliance. The reviews cover the period from March 1997 to February 2002. Any non-compliance with the provisions of the South African Income Tax Act or Value-Added Tax Act could result in assessments being raised against the company. Management is unable to determine the quantum, if any, of any such assessments at this stage.

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

        The Blyvoor Section has its own unique environmental risks, due to its dolomitic geology and geohydrology, sinkholes and subsidences which require remediation using appropriate cost-effective filling techniques. The Blyvoor Section is an active mining operation and pumps water to the surface in the amount of 460,000 cubic feet per day. Most of this water is discharged into the Wonderfontein Spruit, which is a local stream. Water from the Doornfontein mine is also discharged into the Grootdraai Dam. Several other neighboring mining operations also discharge water into this area. The surrounding area comprises agricultural land and mining towns. The consequence of this pumping could be that ground water, streams and wetlands become polluted. Also, dolomitic rock will be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. As the water reaches the surface, there will be an increased risk of damage to municipal services, foundations of buildings and properties. The Blyvoor Section is currently in operation and monitors all water discharge as required by its environmental management program. This water is known as "fissure water" and is generally of good quality. Therefore, the Company believes that the contribution of this "fissure water" to water pollution in the area is minimal. The Company is also considering a plan to purify a portion of the water to potable standards for its own use at the Blyvoor Section.

        The Company has not conducted an assessment of the full scope of such potential environmental damage. This is because the impact of the Company's discharge cannot be addressed without addressing the impact from the discharge of other neighboring mining operations. These include operations owned by Harmony Gold Mining Company Limited, AngloGold Limited and Gold Fields Limited. The Far West Rand Dolomitic Water Association, of which all mining operations in the area are members, has undertaken two studies. One study addresses the methodologies proposed for filling in sinkholes and subsidences and was completed in January 2003. The second study, will address the impact of the flooding on the dolomitic aquifers when mining in the area ceases. This study has been commissioned and is being planned by Dr. Frank Winde and is scheduled to be completed by the end of 2004.

        In addition to purifying the water for its own use, the Company repairs all sinkholes, in accordance with industry and government standards, as they form on its property. Sinkholes which form outside of the Company's property are repaired by the Far West Rand Dolomitic Water Association. Surface rehabilitation is also currently underway.

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

  •
  addition of water to tailings prior to discharge to dilute metal concentrations; and

  •
  gravity filtering of the water to concentrate solids and removal of solids for backfill use in mining areas prior to tailings discharge.

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

        Through visits with local communities by mine staff members, the Company has become informed that communities located downstream from the Tolukuma Section do not generally use water from the Auga/Angabanga river system for consumption as these communities rely on water from creeks, tributaries and strategically placed wells, many of which the Company has provided, and the Company is not aware of any adverse health effects on communities associated with the Tolukuma Section. Furthermore, the Company is not aware of any scientific or engineering report that states that the level of mercury discharges from the Tolukuma Section into the Auga/Angabanga river system is harmful to human life. In November 2002, Oxfam Community Aid Abroad released their "Mining Ombudsman Annual Report 2001-2002" which the Company believes made inaccurate and unsubstantiated references to mercury output and other findings contained in an internally prepared study on the Tolukuma Section done in 2000. This study was not conclusive on the mercury output at the Tolukuma Section and the results of this study were not scientifically tested. As discussed above, the Company increased its environmental management systems in response to this study.

        Two water quality and geochemical investigations were conducted by an independent consultant in July 2000 and June 2002. These investigations concluded that there was little difference between mercury concentrations in mining sediment from the Tolukuma Section being dumped into the Auga/

Angabanga river system and the naturally occurring sediments in the area. Although mercury is detectable in the mining derived sediments immediately adjacent to the discharge point, these levels are immediately diluted to levels below detectable limits upon mixing with the Alabule River. This area consists of steep gorges and fast, turbid currents. The result is a high dilution of mining sediments and, therefore, a negligible impact on the lower Angabanga floodplain and oxbow lakes which are located downstream from the Tolukuma Section.

        An additional study took place during June of 2003, the results of which are still pending. Additionally, a comprehensive monitoring program has been undertaken in accordance with the Company's approved Environmental Management and Monitoring Program which addresses water quality, population dietary surveys and aquatic fauna and metals-in-tissue surveys. These surveys are being conducted in the last quarter of calendar 2003. During March 2003 an environmental audit was concluded at the Tolukuma Section which found the operations to be in substantial compliance with applicable Papua New Guinea legislation, the Company's environmental plan and the Environmental Management and Monitoring Program. Therefore, the Company is unable to provide an assessment of its exposure to loss.

  Mining Rights

        The Company's rights to own and exploit its mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of the Company's mineral reserves and deposits are located in South Africa.

        In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002, or the Act, which was passed by parliament in June 2002. The Act will come into operation on a date to be proclaimed by the President which is expected to be sometime in 2004. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization from the State.

        The Act vests custodianship of South Africa's mineral resources in the State which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to acquire new rights.

        The implementation of the Act may result in significant adjustment to the Company's property ownership structure, which could have a material adverse effect on its financial condition and results of operations.

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

        The Act calls for a Broad Based Socio-Economic Charter, or Charter, to be developed by the Minister within five years of commencement of the Act, but the content of which has largely been agreed with mining industry representatives (including the Company), and with representatives of other stakeholders.

        The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent such ownership within ten years. It comptemplates that this will be achieved by, among other methods, disposals of assets by mining companies to historically disadvantaged persons on a willing seller/willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the government in February 2003.

        The Company fully supports the notion that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. The Company has made progress in adjusting the ownership structure of its South Africa mining assets and the composition of its management consistent with the Charter's spirit. The Company believes that it is well placed to meet the Charter's targets in accordance with the scorecard. However, at this point the Company is unable to set out a definative timeline of when it will comply with its objectives before the expiration of the 10 year time limit as the legislation was only recently passed. It is also not possible for the Company to identify any permits, rights or investments which it may lose for any non compliance. The provisions of the Charter apply to each mining company individually. Accordingly, it is not possible for the Company to meet its obligations by disposing of its less profitable operations which would undermine the objectives of the Charter. As transactions to comply with the Charter are to be at fair market value, the Company does not anticipate incurring any loss in fulfilling it obligations provided that it is able to identify suitable partners that are able to obtain adequate funding. However, failure to comply with the requirements of the Charter could result in the suspension or cancellation of one or more of the Company's licenses or cause it to be subject to fines. The severity of the potential consequence of such actions has not yet been fully determined as the Charter was only recently published and the South African government has not yet finalized the scorecard.

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

21.    GEOGRAPHIC AND SEGMENT INFORMATION

        Based on risks and returns the Directors consider that the primary reporting format is by business segment. The Group operates in one industry segment, being the extraction and production of gold and related by products. Therefore the disclosures for the primary segment is represented by these financial statements.

        The Chief Operating Decision-maker is the Board of Directors, who evaluates the business based on the following geographical operational segments:

	Year ended June 30, 2003
	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	$'000 Total South African operations	$'000 Australasian operations	$'000 Total
Revenue	81,848	155,716	4,800	—	242,364	23,580	265,944

Result
Profit/(loss) from operations	54,713	2,178	(80)	(2,229)	54,582	(4,841)	49,741
Other operating income	391	1,215	251	10,121	11,978	(1,671)	10,307
Interest expense	(530)	(210)	(10)	(5,544)	(6,294)	(615)	(6,909)
Taxation (charge)/benefit	(15,500)	(25,935)	—	—	(41,435)	(330)	(41,765)

Profit/(loss) after tax	39,074	(22,752)	161	2,348	18,831	(7,457)	11,374

Balance sheet
Mining assets	38,089	31,920	—	602	70,611	12,646	83,257

Net current assets/(liabilities)	(13,788)	(24,356)	1,306	55,913	19,075	(16,656)	2,419

Other information
Capital expenditure	4,176	6,375	—	170	10,721	2,693	13,414

Impairment of mining assets	—	—	—	—	—	—	—

Total number of employees					18,766	472	19,238

	Year ended June 30, 2002
	$'000 Crown	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	$'000 South African operations	$'000 Australasian operations	$'000 Total
Revenue	40,606	73,705	160,596	6,897	4	281,808	22,050	303,858

Result
Profit/(loss) from operations	2,837	(9,169)	(70,055)	(1,387)	(12,332)	(90,106)	(4,868)	(94,974)
Other operating income	117	209	1,121	41	710	2,198	588	2,786
Interest expense	(837)	(8)	(800)	(3)	(421)	(2,069)	(316)	(2,385)
Taxation (expense)/benefit	(15)	20,666	21,772	—	397	42,820	44	42,864

Profit/(loss) after tax	2,102	11,698	(47,962)	(1,349)	(11,646)	(47,157)	(4,552)	(51,709)

Balance sheet
Mining assets	12,128	25,159	19,277	—	1,714	58,278	13,906	72,184

Net current (liabilities)/assets	9,520	(18,032)	(74,944)	(12,281)	55,462	(40,275)	5,964	(34,311)

Other information
Capital expenditure	1,064	1,793	3,305	43	163	6,368	1,820	8,188

Impairment of assets	—	—	—	—	(2,167)	(2,167)	—	(2,167)

Total number of employees						20,405	529	20,934

	Year ended June 30, 2001
	$'000 Crown	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	$'000 South African operations	$'000 Australasian operations	$'000 Total
Revenue	39,216	59,548	168,111	6,973	183	274,030	17,295	291,325

Result
Profit/(loss) from operations	5,080	6,273	(13,882)	756	(6,304)	(8,077)	(4,843)	(12,920)
Other operating income	161	239	824	11	3,193	4,428	271	4,699
Interest expense	(584)	(104)	(1,555)	(16)	(2,828)	(5,087)	(486)	(5,573)
Taxation (expense)/benefit	(28)	(488)	6,877	—	(454)	5,907	1,098	7,005

Profit/(loss) after tax	4,629	5,920	(7,736)	751	(6,393)	(2,829)	(3,960)	(6,789)

Balance sheet
Mining assets	16,918	31,600	23,480	—	8,007	80,005	23,299	103,304

Net current (liabilities)/assets	(22,037)	(7,178)	(16,061)	(13,672)	51,134	(7,814)	(8,686)	(16,500)

Other information
Capital expenditure	662	1,638	1,849	739	701	5,589	727	6,316

Impairment of assets	—	—	—	—	(2,752)	(2,752)	—	(2,752)

Total number of employees						18,653	463	19,116

22.    SUBSEQUENT EVENTS

       On August 25, 2003 the Company and the Investec Group entered into a option agreement for DRD shares. The option entitles the Investec Group to acquire 18 million new fully paid-up ordinary shares of the Company. The option is an American-style call option with a strike price in US$ equal to 95% of the trade-weighted average price of the Company's American Depository Receipts, or ADR's, trading on NASDAQ for the 30 days prior to exercise date. The option carried an expiry date of October 3, 2003. On September 5, 2003 the terms of the option agreement were amended to increase the number of shares from 18 million to 27 million. This amount represents approximately 14.65% of the Company's total issued and outstanding shares as at June 30, 2003. On September 8, 2003 the Company announced that Investec exercised the option in respect of 18 million ordinary shares at a price of $2.3967 per ordinary share for a total consideration of $43.14 million. On September 11, 2003 the Company announced that Investec had exercised the remainder of the option in respect of 9 million ordinary shares at a price of $2.4242 per ordinary share for a total consideration of $21.82 million. The Company used the proceeds of this transaction to partially fund its acquisition of interest in the assets which comprise the Porgera Mine.

        On July 21, 2003, the Company entered into a 60-day review period on the North West Operations designed to restore the operations to profitability. On August 25, 2003, management announced a proposal to meet this target. This proposal has been submitted to all stakeholders, including organised labor, The Department of Labour and Department of Minerals and Energy for their input. Agreement was reached with all labour organisations and the process was finally completed on September 21, 2003, with some 3000 employees retrenched at a cost of $5.4 million and the placing of certain infrastructure (Shaft Number 6) on a 'care and maintenance' program.

        On October 14, 2003 the Company announced that it had reached an agreement with Oil Search Limited, or OSL, to acquire two of that company's wholly-owned subsidiaries, Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP. The transaction was affected through the amalgamation of OMP and MRP and the Company's wholly-owned subsidiary, Dome Resources (PNG) Limited. The purchase price of $73.3 million was comprised of $57.22 million in cash and 6,643,902 ($16.08 million) of the Company's ordinary shares. This amount may be subject to certain post-closing adjustments which have not yet taken place. As part of the acquisition and subject to the amalgamation occurring, the Company has offered 5% of its assets in the Porgera Mine to Mineral Resources Enga, on behalf of the Enga Provincial Government and landowners in Papua New Guinea.

        All conditions precedent to this transaction have been met and the approval of the Papua New Guinea Central Bank was obtained on November 19, 2003. SARB approval was obtained on September 4, 2003 and final approval from the Investment Promotion Authority of Papua New Guinea was obtained on December 16, 2003. The agreement was finalized and the transaction took place on November 21, 2003.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

DURBAN ROODEPOORT DEEP, LIMITED
	By:	/s/ M. M. WELLESLEY-WOOD Name: M. M. Wellesley-Wood Title: Executive Chairman
Date: December 30, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit
4.57	Deed of Amalgamation for the Corporate Restructuring of Orogen Minerals (Porgera) Limited, Mineral Resources Porgera Limited and Dome Resources (PNG) Limited, dated October 14, 2003.
4.58	Undertaking, between Oil Search Limited and DRD (Isle of Man) Limited, dated October 14, 2003.
4.59	Loan Assignment Agreement between Orogen Minerals Limited, DRD (Isle of Man) and Orogen Minerals (Porgera) Limited, dated October 14, 2003.
4.60	Agreement between Orogen Minerals Limited and DRD (Isle of Man) Limited, dated October 14, 2003.
4.61	Loan Assignment Agreement, between Dome Resources (PNG) Limited, Dome Resources Pty Limited, DRD (Isle of Man) Limited and Tolukuma Gold Mines Limited, dated November 21, 2003.
4.62
Memorandum of Agreement made and entered into between Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited, Mogale Gold (Proprietary) Limited and Luipaards Vlei Estates (Proprietary) Limited dated June 6, 2003.
8.1	List of Subsidiaries.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG Inc.
14.2	Consent of Deloitte & Touche.

QuickLinks

TABLE OF CONTENTS
PART I
PART III
PART IV
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
Durban Roodepoort Deep, Limited Consolidated Statement of Stockholders' Equity/(Deficit) For the year ended June 30, 2001
Durban Roodepoort Deep, Limited Consolidated Statement of Stockholders' Deficit For the year ended June 30, 2002
Durban Roodepoort Deep, Limited Consolidated Statement of Stockholders' Equity/(Deficit) For the year ended June 30, 2003
Durban Roodepoort Deep, Limited Consolidated Statements of Cash Flows For the years ended June 30
Durban Roodepoort Deep, Limited Notes to the Consolidated Financial Statements At June 30, 2003
SIGNATURES
EXHIBIT INDEX