Form 20-F
period 2004-06-30
DURBAN ROODEPOORT DEEP LTD
filed 2004-11-29
CIK 1023512

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

Commission file number 0-28800

DURBAN ROODEPOORT DEEP, LIMITED

(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)
45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, SOUTH AFRICA, 2193
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     As of June 30, 2004, the Registrant had outstanding 233,307,667 ordinary shares, of no par value.

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

Contact details:
Niel Pretorius – Group Legal Counsel
Durban Roodepoort Deep, Limited, 45 Empire Road, Parktown, Johannesburg, South Africa, 2193
Telephone: +2711 381 7800

Page
ITEM 10E. Taxation	163
ITEM 10F. Dividends And Paying Agents	168
ITEM 10G. Statement By Experts	168
ITEM 10H. Documents On Display	168
ITEM 10I. Subsidiary Information	168
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	169
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	173
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	174
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	174
ITEM 15. CONTROLS AND PROCEDURES	174
ITEM 16. CORPORATE GOVERNANCE	175
ITEM 16A. Audit Committee Financial Expert	175
ITEM 16B. Code Of Ethics	176
ITEM 16C. Principal Accountant Fees And Services	176
ITEM 16D. Exemptions From The Listing Standards For Audit Committees	176
ITEM 16E. Purchase Of Equity Securities By The Issuer	176
PART III
PART IV
ITEM 17. FINANCIAL STATEMENTS	177
ITEM 18. FINANCIAL STATEMENTS	177
ITEM 19. EXHIBITS
PORGERA JOINT VENTURE OPERATING AGREEMENT
EMPLOYMENT AGREEMENT
BANKING FACILITIES AGREEMENT
EMPLOYMENT AGREEMENT
SERVICE AGREEMENT
EMPLOYMENT AGREEMENT
SERVICE AGREEMENT
SUBSCRIPTION AND OPTION AGREEMENT
FORWARD BULLION TRANSACTION AGREEMENTS
LOAN AGREEMENT
TERMINATION AGREEMENT
NOVATION AGREEMENT
MEMORANDUM OF UNDERSTANDING
CCMA SETTLEMENT AGREEMENT
LOAN AGREEMENT
SUBSCRIPTION AGREEMENT
COMMON TERMS AGREEMENT OF LOAN
FACILITY A LOAN AGREEMENT
LIST OF SUBSIDIARIES
CERTIFICATION
CERTIFICATION
CERTIFICATION
CERTIFICATION
CONSENT OF KPMG INC.
CONSENT OF DELOITTE & TOUCHE
CONSOLIDATED FINANCIAL STATEMENT

Preparation of Financial Information

     We are a South African company and currently the majority of our operations, as measured in production ounces, are located there. Accordingly, our books of account are maintained in South African Rand. Our financial statements attached hereto are presented in United States Dollars and in accordance with generally accepted accounting principles in the United States, or US GAAP. All references to “Dollars” or “$” herein are to United States Dollars, references to “Rand” or “R” are to South African Rands, references to “A$” are to Australian Dollars and references to “Kina” or “K” are to Papua New Guinean Kinas.

     Certain information in this Annual Report presented in Rands, Australian Dollars or Kinas has been translated into Dollars. Unless otherwise stated, the conversion rates for currency translations for the 2004 fiscal year are R6.275 per $1.00, A$1.45 per $1.00 and K3.237 per $1.00, which reflect the noon buying rate in New York City at June 30, 2004. For statement of operations amounts, the average conversion rate for Rand during the 2004 fiscal year of R6.90013 per $1.00 is used. The rates used for currency translations for transactions occurring during the 2003 and 2002 fiscal years are the respective year end exchange rates for balance sheet amounts and the average exchange rate for that year for statements of operations amounts. By including convenience currency translations in this Annual Report, we are not representing that the Rand, Australian Dollars or Kinas amounts actually represent amounts shown in Dollars or that these amounts could be converted at the rates indicated into Dollars.

Durban Roodepoort Deep, Limited

     When used in this Annual Report, the term the “Company” refers to Durban Roodepoort Deep, Limited and the terms “we,” “our,” “us” or “the Group” refer to the Company and its subsidiaries, associate and joint venture, as appropriate in the context.

Special Note Regarding Forward-Looking Statements

     Some of the information in this Annual Report may contain projections or other forward looking statements regarding future events or other future financial performance, including forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements include our ability to grow our operations outside South Africa, our ability to successfully restructure our South African operations, statements regarding future production and throughput capacity, our ability to enter into borrowing facilities under negotiation on acceptable terms or to fund our operations in the next 12 months, and anticipated production costs, cash costs per ounce1, total costs per ounce2. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals, changes in our competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors. For a discussion of such risks, see Item 3D.: “Risk Factors.” Readers are cautioned not to place undue reliance on these forward-looking

[1] Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating Results.”

[2] Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating Results.”

statements, which speak only as of the date hereof. We do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Imperial units of measure and metric equivalents

     Units stated in this Annual Report are measured in Imperial and Metric.

Metric	Imperial	Imperial	Metric
1 metric tonne	1.10229 short tons	1 short ton	0.9072 metric tonnes
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	31.10353 grams
1 kilometer	0.62150 miles	1 mile	1.609 kilometres
1 meter	3.28084 feet	1 foot	0.3048 metres
1 liter	0.26420 gallons	1 gallon	3.785 liters
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimeter	0.39370 inches	1 inch	2.54 centimetres
1 gram/tonne	0.0292 ounces/ton	1 ounce/ton	34.28 grams/tonnes
0 degree Celsius	32 degrees Fahrenheit	0 degrees Fahrenheit	- 18 degrees Celsius

Glossary of Terms and Explanations

Adularia	A transparent or translucent variety of common feldspar.

Archaean	A period of the geological time scale between 2.5 and 4.6 billion years ago, the earliest part of the Precambrian.

Auriferous	Containing gold.

Bonanza	Unexpected high-grade occurrences.

Breccia	Rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

Care and maintenance	Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.

Cash costs per ounce	Production costs are costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash costs per ounce are calculated by dividing cash costs by ounces of gold produced. Production costs have been calculated on a consistent basis for all periods presented. This is a non-US GAAP financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with US GAAP.

Caving	A type of mining in which the ore is blasted and drawn in a manner causing the overhead rock to cave in.

Conglomerate	A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.

Cut-and-fill	A mining method in which a slice of rock is removed after blasting and replaced with a slice of fill material to provide workers with a platform to mine the next slice of rock.

Cut-off grade	The minimum in situ grade of ore blocks for which the cash costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.

Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.

Dilution	Broken rock entering the ore flow at zero or minimal grade and therefore diluting the gold content.

Diorite	An igneous rock formed by the solidification of molten material.

Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per tonne of ore.

g/t	Grams per ton.

Horizon	A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.

Hanging wall	The mass of rock above a geological structure.

Igneous rock	Rock which is magmatic in origin.

In-situ deposit	Reserves still in the ground calculated at a realistic stoping width, but not discounted for mining efficiencies.

Intrusive	Rock which while molten, penetrated into or between other rocks, but solidified before reaching the surface.

Life of mine	Projected life of a mining operation based on the Proven and Probable Ore Reserves.

Metallurgical recovery factor	Gold extracted from the ore, treated in a metallurgical process and expressed as a percentage, once the tailings component has been discarded into residue.

Metallurgical plant	A processing plant (mill) erected to treat ore and extract the contained gold.

Mineable	That portion of a mineral deposit for which extraction is technically and economically feasible.

Mine call factor	This is the gold content recovered expressed as a percentage of the gold content called.

Mill	Material passed through the metallurgical plant for processing.

Mt	Million tons.

Ore	A mixture of valuable and worthless minerals from which the extraction of at least one of the minerals is technically and economically viable.

Ore Reserves	Total Ore Reserves of wholly-owned subsidiaries and our 20% attributable share of the Ore Reserves from the Porgera Joint Venture.

Pay limit	The minimum in-situ grade of ore blocks for which cash costs, including all overhead costs, are equal to a projected gold price per ounce.

Proven (Measured) Ore Reserves	Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of Ore Reserves are well-established.

Probable (Indicated) Ore Reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven Ore Reserves, is high enough to assume continuity between points of observation.

oz/t	Ounces per ton.

Quartzite	A metamorphic rock consisting primarily of quartz grains, formed by the recrystallization of sandstone.

Reef	A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.

Refining	The final purification process of a metal or mineral.

Rehabilitation	The process of restoring mined land to a condition approximating its original state.

Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Sand dump	The finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.

Sedimentary	Formed by the deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.

Shaft	An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials and ore. A shaft generally has more than one compartment.

Shrinkage stoping	A mining method in which a small percentage of the broken ore is drawn as mining progresses to make room for subsequent mining activities. Most of the blasted ore is left to accumulate in the stope and is drawn after the stope is completely mined.

Slimes	The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.

Sloughing	The localized failure of part of the slimes dam wall caused by a build up of water within the dam.

Stope	Underground production working area on the ore horizon.

Sub-level stoping	A method of mining in which the ore is blasted, on multiple levels in one stope, and drawn off as it is blasted, leaving an open stope.

Tailings	Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.

Tailings dam	A dam created from waste material of processed ore after the economically recoverable gold has been extracted.

Telluride	A rare nonmetallic element, analogous to sulphur and selenium.

Tonnage/Tons	Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.

Total costs per ounce	Total costs is a non-US GAAP financial measure that represents the full amount of costs incurred and represents the difference between revenues from gold bullion delivered to refineries and profits or losses before taxation. Total costs per ounce are calculated by dividing total costs by ounces of gold produced. This is a non-US GAAP financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with US GAAP.

Tpm	Tons per month.

Up-dip mining	A mining method in which the drilled and blasted ore gravitates into slushers or gullies leaving an open space. This is normally used in narrow stopes.

Waste rock	Non-auriferous rock.

Yield	The amount of recovered gold from production generally expressed in ounces or grams per ton of ore.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3. KEY INFORMATION

3A. SELECTED FINANCIAL DATA

     The following selected consolidated financial data as of June 30, 2004 and 2003 and for the years ended June 30, 2004, 2003 and 2002 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with US GAAP. These consolidated financial statements have been audited by KPMG Inc as of and for the years ended June 30, 2004 and June 30, 2003 and Deloitte & Touche for the year ended June 30, 2002, whose reports with respect to these financial statements appear elsewhere in this Annual Report. The selected consolidated financial data as of June 30, 2001 and 2000 and for the years ended June 30, 2001 and 2000 are derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with US GAAP. The selected consolidated financial data set forth below should be read in conjunction with Item 5.: “Operating and Financial Review and Prospects” and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

     As a result of anticipated changes in our audit team, on December 13, 2002, we requested that Deloitte & Touche resign as our independent accountants. Deloitte & Touche indicated orally to us that effective December 31, 2002, they intended to resign and their letter dated December 31, 2002, was subsequently received. In response to this, we engaged KPMG Inc as our new independent accountants effective January 1, 2003. Our Audit Committee recommended, and our board of directors authorized and approved, the decision to accept the resignation of Deloitte & Touche and to replace them with KPMG Inc.

     The report of Deloitte & Touche on our financial statements for the fiscal year ended June 30, 2002 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle.

     In connection with our audit for the fiscal year ended June 30, 2002 there have been no disagreements between us and Deloitte & Touche on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte & Touche would have caused Deloitte & Touche to make reference thereto in its reports on our financial statements for such years. During the fiscal year ended June 30, 2002, we did not, nor did any other person on our behalf, consult with KPMG Inc on any application of accounting principle or any other matter set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K under the US Securities Exchange Act of 1934, as amended, or the Exchange Act.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)

	Year ended June 30,
	2004	2003	2002	2001	2000
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Consolidated Statement of Operations Data
Revenues	313,290	261,342	303,858	291,325	327,568
Production costs	(277,491)	(235,359)	(218,056)	(247,098)	(303,484)
Net operating (loss)/income	(37,633)	49,589	(94,974)	(12,920)	(169,469)
(Loss)/profit before tax and other items	(32,686)	62,764	(94,573)	(91,744)	(172,467)
Income and mining tax (expense)/ benefit	(14,230)	(41,765)	42,864	7,005	1,724
Equity in loss from associates	(8,827)	(9,452)	—	—	—
Minority interest	(7)	—	—	258	(76)
Net (loss)/profit applicable to common stockholders	(55,750)	11,374	(51,709)	(84,481)	(170,819)
Basic (loss)/profit per share (cents)	(26)	6	(32)	(63)	(164)
Diluted (loss)/profit per share (cents)	(26)	4	(32)	(63)	(164)
Consolidated Balance Sheet Data
Cash and cash equivalents	22,453	44,423	23,852	13,889	13,786
Total assets	284,975	202,381	197,306	193,621	232,597
Total liabilities	(200,194)	(197,145)	(212,777)	(214,188)	(203,134)
Long-term loans	(59,865)	(63,149)	(25,368)	(7,273)	(15,589)
Stockholders’ (equity)/deficit	(83,852)	(5,236)	15,471	20,567	(29,463)
Total liabilities and stockholders’ equity	(284,975)	(202,381)	(197,306)	(193,621)	(232,597)
Number of shares issued as at June 30	233,307,667	184,222,073	177,173,485	154,529,578	120,990,746
Non-US GAAP Financial Data
Working capital	(24,993)	2,419	(34,311)	(16,500)	(35,059)
Cash costs per ounce[1]	343	297	212	232	267
Total costs per ounce[2]	428	250	388	360	441

[1] Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating Results.”

[2] Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating Results.”

3B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable

3C. REASONS FOR THE OFFER AND THE USE OF PROCEEDS

     Not applicable

3D. RISK FACTORS

     In addition to other information contained in this Annual Report, investors in our securities should consider carefully the risks described below. Our business, financial condition or operating results could be materially adversely affected by any of these risks.

Some of the most relevant risks are summarized below and have been organized into the following categories:

•	Risks related to our business and operations

•	Risk related to the gold mining industry

•	Risks related to doing business in South Africa and Papua New Guinea

•	Risks related to ownership in our ordinary shares or ADSs

Risks related to our business and operations

     A strong Rand and a weak gold price negatively affect our operations.

     As the majority of our production costs are in Rands, while gold is generally sold in Dollars, our financial condition has been and could be materially harmed in the future by an appreciation in the value of the Rand. For our South African operations, the continuing appreciation of the Rand since December 2001 has resulted in a sustained reduction in revenue received by us in Rands. Consequently, in September 2003, the North West Operations underwent a restructuring when underground operating costs were $104 per ounce above the average Dollar gold price received, resulting in the retrenchment of 2,400 employees at a cost of $6.5 million. A further restructuring took place in March 2004 with 600 employees retrenched at a cost of $0.6 million. In June 2004, the North West Operations and Blyvoor Section underwent further restructuring when the cash costs were $26 and $72 per ounce above the average Dollar gold price recovered in the fourth quarter, respectively. Due to the marginal nature of our mines in South Africa, any sustained decline in the market price of gold below the cost of production, which averaged a cash cost and total cost1 of $393 per ounce and $449 per ounce respectively for the South African operations, in fiscal 2004, could result in the closure of these mines which would result in significant costs and expenditure for example, incurring retrenchment costs earlier than expected, that would negatively and adversely affect our financial situation.

     Changes in the market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of our operations and the cash flows generated by those operations.

     We generally do not enter into forward contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements of the Rand and Kina. We sell our gold and trade our foreign currency at the spot price in the market on the date of trade. If the Dollar gold price should fall and the regional functional currencies should strengthen against the Dollar, resulting in revenue below our cost of production and remain at such levels for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our operations. In addition, we might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.

[1] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating Results.”

     Exchange rates are influenced by global economic trends which are beyond our control. In fiscal 2004, 2003 and 2002, the Rand appreciated against the Dollar by 16%, 28% and 29%, respectively. As at June 30, 2004, the Rand had appreciated by 54.7% since reaching R13.84 = $1.00 in December 2001. The following table illustrates the movement in the closing and average Rand/Dollar exchange rates over the last three years:

	Year ended June 30,
	2004	% movement	2003	% movement	2002	% movement	2001
Average for the year	6.90	(23.8%)	9.05	(11.0%)	10.12	33.1%	7.60
Closing for the year	6.28	(16.0%)	7.47	(28.0%)	10.37	28.8%	8.05

     As at October 31, 2004, the Rand/Dollar exchange rate was R6.14 = $1.00.

     The Kina has also experienced significant fluctuations against the Dollar over this period. In fiscal 2003, the Kina strengthened against the Dollar by 29% and weakened in fiscal 2004 by 7%. A decrease in the gold price and a strengthening of the foreign exchange rate of the Rand and Kina has resulted and could continue to result in a decrease in profitability. In fiscal 2004 and 2003, 71% and 91% of production, respectively, was from South African mines providing significant exposure to the strengthening of the Rand and a decrease in profitability. If the Rand continues to appreciate in such a manner, our South African operations could experience a reduction in cash flow and profitability.

     We have a history of losses and may continue to incur losses in the future.

     We incurred net losses of $55.8 million for fiscal 2004, $51.7 million for fiscal 2002 and $84.5 million for fiscal 2001. We may continue to incur substantial losses in the future. Our loss during fiscal 2004 would have been higher had we not experienced an 18% increase in the average Dollar price of gold from $334 in fiscal 2003 to $389 in fiscal 2004. The acquisition of a 20% interest in the mineral assets mined under the unincorporated Porgera Joint Venture and our resultant proportionate participation in its production and costs from October 14, 2003, increased our gold production by 147,475 ounces at a cash cost of $215 per ounce. This partially offset the losses incurred at our South African operations with production of 574,955 ounces, or 71% of total production, at a cash cost of $393 per ounce.

     Our profits and cash flows of the South African operations are directly exposed to the strength of the Rand and higher input costs as we generally do not hedge. These mines are also regarded as older, higher cost and lower-grade gold producers. Our ability to identify Ore Reserves that can be mined economically and to maintain sufficient controls on production and other costs will have a material influence on the future viability of these mines.

     We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

     We estimate that the cost of restructuring our South African operations and other anticipated commitments for fiscal 2005, including capital expenditure, working capital and interest payments on our convertible notes, will be between $60.0 million to $65.0 million. This range excludes our obligation to subscribe for rights under Emperor’s 2004 rights offering, which amounts to a maximum of A$9.2 million ($7.0 million). We will fund our participation in this rights offering out of the third debt facility of $15 million negotiated with Investec (Mauritius). Our ability to meet our cash requirements is dependent upon our future performance, our ability to successfully restructure our South African Operations, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. As at October 31, 2004 we had $2.9 million of undrawn amounts under our existing facilities to use for general purposes. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund these cash requirements from alternative financing. We may not be able to obtain alternative financing and we cannot guarantee that any such financing would be on acceptable terms, or would be permitted under the terms of our existing financing arrangements. In the absence of such financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations or fund required capital expenditures or increased working capital requirements may be adversely affected.

     The failure to discover or acquire new Ore Reserves could negatively affect our cash flow, results of operations and financial condition

     Our future cash flow, results of operations and financial condition are directly related to the success of our exploration and acquisition efforts and our ability to replace depleted South African reserves with reserves offshore. In fiscal 2004, our Ore Reserves decreased by 24% from 14.4 million ounces at June 30, 2003 to 11.0 million ounces at June 30, 2004, as a result of shaft closures at certain of our South African operations and the strength of the Rand causing a decline in the Rand gold price. Mining higher grade reserves in our South African mines is likely to be more difficult in the future and could result in increased production costs and reduced profitability. A failure to discover or acquire new reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results and financial condition. We can make no assurances that any of our new or ongoing exploration programs will result in new mineral producing operations.

     The ability to grow through acquisitions may be restricted by limited acquisition opportunities at an appropriate price.

     From time to time we consider the acquisition of mining assets including Ore Reserves, development properties, operating mines or mining companies. The decision to acquire mining assets is based on our strategy to expand or replace current production outside South Africa. The market for acquisitions is competitive and we may not always be successful in purchasing assets. The ability to conduct a comprehensive due diligence analysis could also be restricted due to available information. This may result in the use of a combination of historical and projected data in order to evaluate the financial and operational feasibility of the target assets. These analyses are based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metal prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations. Other than historical operating results, all of these parameters could differ significantly from the estimates and assumptions used in the evaluation process, which could result in an incorrect evaluation of the quality of the assets to be acquired. Our inability to make suitable acquisitions at an appropriate price could adversely affect our ongoing business and financial position, particularly if the Rand continues to strengthen against the Dollar. Furthermore, we could experience financial loss through costs incurred in evaluating and pursuing failed acquisitions or overpayment for an acquisition.

     We may not be able to continue our growth if our acquisition strategy is not successful.

     Our objective is to grow our business by improving efficiency at our existing operations as well as through acquisitions outside South Africa. Our success at completing any acquisitions depends on a number of factors, including:

•	identifying acquisitions which fit our strategy;

•	negotiating acceptable terms with the seller of the business to be acquired;

•	obtaining the financing necessary to complete future acquisitions; and

•	obtaining approval for the funding and ownership structure from regulatory and central banking authorities in South Africa and in the jurisdiction of the business to be acquired.

     Whether an acquisition will have a positive effect on our results, depends on a variety of factors including:

•	assimilating the operations of an acquired business in a timely and efficient manner;

•	maintaining our financial and strategic focus while integrating the acquired business;

•	implementing uniform standards, controls, procedures and policies at the acquired business; and

•	to the extent that we make an acquisition outside of markets in which we have previously operated, conducting and managing operations in a new operating environment.

As a marginal gold producer, in the past we have acquired, and we plan to continue to acquire, marginal mines with relatively higher production costs and lower returns. We may not be able to reduce the production costs or increase the returns on these mines in the short to medium term, due to:

•	high employment costs;

•	accessibility of reserves on an economically feasible basis;

•	unexpected technical difficulties; and

•	the inability to extend the life of mine.

     Acquiring additional businesses could place increased pressure on our cash flow if such acquisitions are accomplished by utilizing cash. Acquisitions financed through the issue of shares may result in a dilution in the value of our shares if the value of the business acquired is not realized. The integration of our existing operations with any acquired business will require significant expenditure of time, management attention and funding. Achievement of the benefits expected from the consolidation of newly acquired businesses into the group will require us to incur significant costs in connection with, among other things, implementing standardized financial internal controls over financial reporting, disclosure controls and procedures, management and other planning systems. We may not be able to integrate the operations of recently acquired companies or restructure our previously existing operations without encountering difficulties. Our inability to exercise effective control over entities in which we have a significant minority interest and to gain control of the business, as has been the case to date with Emperor, will restrict our ability to implement operational and financial changes to the business in line with our acquisition strategy. Over the short-term, difficulties associated with integration and restructuring could result in decreased production, increased costs and decreased profitability.

     The cost to fund the development of a new mining project is dependent on third party financing which may not be obtainable.

     New mining projects take several years to bring into production and require a significant amount of capital funding. The ability to raise funding for a long-term project requires considerable support from shareholders, financial institutions and investors. Due to the long duration to develop a new mining project, the feasibility of the project could be impacted by volatile input factors, including the price of gold. This may require additional capital contributions during the course of the project and the success of the project could ultimately be dependent on the ongoing financial support of shareholders, financial institutions and investors.

     Because we rely on two mining operations for the majority of our cash flow, our business and operating results will be harmed if one or both of those operations are negatively impacted.

     In fiscal 2004, the Tolukuma Section and our interest in Porgera accounted for 29% of total production and 117% of gross profit. In fiscal 2003, 8% of total production and 14% of gross profit was from the Tolukuma Section. Any negative developments affecting the Tolukuma Section or Porgera Joint Venture (such as seismic events, underground fires and labor interruptions) could cause our results of operations, cash flows and the price of our securities to decline. In fiscal 2004, insurance coverage for our 20% share of loss of profit at the Porgera Joint Venture was not available at an affordable premium. In fiscal 2005, we obtained insurance coverage, against this risk, for the Tolukuma Section.

     We do not control the operations at CGR, including the Crown and ERPM Sections, Porgera Joint Venture or Emperor Section.

     We do not control Crown Gold Recoveries, or CGR, the Porgera Joint Venture or Emperor Mines Limited, or Emperor, and cannot unilaterally cause these entities to adopt a particular budget, pay dividends or repay indebtedness, including debt held by us. Because we do not control these entities, current management may not continue to manage these entities in a manner that is favorable to us. With a minority interest stake in these entities, our ability to raise funding is dependent on access to capital from their shareholders, joint venture partners or third party financiers. Decisions which reduce gold production, revenues or profitability, over which we have no control, may serve to reduce our cash flows and decrease our profitability, especially with regards to revenues, profitability and cash flows from the Porgera Joint Venture, on which we depend.

     East Rand Proprietary Mines Ltd, or ERPM, may experience ongoing risks during the controlled closure of the underground section.

     A multi-disciplinary consultative forum with broad based stakeholder representation concluded on July 4, 2004, that continued underground mining at ERPM had become unsustainable, even at a significantly higher Rand gold price. As a result ERPM’s underground operations have been placed on a controlled closure program which was expected to be completed in March 2005, but has been postponed. The decision was preceded by a 60-day operational review, conducted in accordance with the provisions of the South African Labour Relations Act.

     The controlled closure of the underground section will require the co-operation of all stakeholders including the Department of Minerals and Energy, or DME, labor unions, shareholders, creditors and employees, in order to meet the financial obligations of the mine. During the closure program limited underground mining operation will continue in line with the reduction in the labor force. Surface operations may continue uninterrupted both during and after the closure of the underground section. ERPM believes anticipated funds generated from the continued surface operations and the controlled closure of the underground mining will fund retrenchment costs, environmental management costs and rehabilitation.

     The continued operation of the underground section is dependent on the safety of workers. Increased seismicity associated with the peculiar geological composition of underground workings may cause the premature closure of the underground section and limit the future cash generating ability of the mine. ERPM may as a result, not be able to fund its financial obligations in respect of, amongst other things, retrenchment, environmental management and rehabilitation costs.

     The ability of our associates, CGR and ERPM, to continue as a going concern conducting business depends on the support of their stockholders, secured lenders and creditors, including us. At June 30, 2004, we recognized losses against amounts owing to us by CGR and ERPM and these loans are therefore carried at a nil value. If CGR and ERPM are forced into premature closure they will experience a rehabilitation funding shortfall of $14.7 million. As managers of the Crown and ERPM Sections, we could be held proportionately liable for claims resulting from non-compliance with certain legislative standards of environmental practice, if the various statutory criteria providing for liability beyond the corporate veil are applicable.

     Our production costs may fluctuate and have an adverse effect on our results of operations.

     Our historical production costs have varied significantly and we cannot predict what our production costs may be in the future. Production costs are affected by, amongst other things:

•	labor stability, lack of productivity and increases in labor costs;

•	unforeseen changes in ore grades and recoveries;

•	unexpected changes in the quality or quantity of reserves;

•	unstable or unexpected ground conditions and seismic activity;

•	technical production issues;

•	environmental and industrial accidents;

•	gold theft;

•	environmental factors; and

•	pollution.

     Increased production costs would affect profitability.

     The majority of our production costs consist of labor, steel, electricity and water. The production costs incurred at our South African operations have, and could in the future, increase at rates in excess of our annual expected inflationary increase and result in the restructuring of these operations at substantial cost. The majority of our South African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. In 2003, we entered into a two year wage agreement with the local South African labor unions that limited wage increases to the greater of inflation as measured by the Consumer Price Inflation Index, or CPIX, plus 1%, or 7%. This agreement took effect from July 1, 2004, with an actual increase of 7%. In addition, we have received notification of price increases, far in excess of the current rate of inflation, to be imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. These, combined with the increase in labor costs, could result in our costs of production increasing above the gold price received. Discussions with suppliers to moderate price increases have so far been unsuccessful. The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2004 as a result of the general increase in the cost of crude oil in global markets.

     Due to the location of the Tolukuma section in the highlands of Papua New Guinea, all transportation to the mine site is by heavy lift helicopters. Approximately $25 per ounce, or 10%, of production costs relate to transportation, including the cost of JET A1 fuel for the helicopters. In the event that the increase in crude oil prices continues, this will have a significant impact on production costs at the Tolukuma section and will increase the cost of mining at our other operations.

     Our initiatives to reduce costs may not be sufficient to offset the increases imposed on our operations and could negatively affect our business and operating results.

     Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities.

     Our operations are subject to increasingly extensive laws and regulations governing the protection of the environment, under various state, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. Our mining and related activities impact the environment, including land, habitat, streams and environment near the mining sites. Delays in obtaining, or failures to obtain government permits and approvals may adversely impact our operations. In addition, the regulatory environment in which we operate could change in ways that could substantially increase costs to achieve compliance, therefore having a material adverse effect on our profitability.

     We have made, and expect to make in the future, expenditures to comply with these laws and regulations. We have estimated these liabilities and included them in the $39.1 million provision for the Group’s environmental rehabilitation, reclamation and closure costs on our balance sheet as at June 30, 2004. However the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond our control, such as changing legislation or unidentified rehabilitation costs. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.

     Our Papua New Guinea operations are subject to environmental risks associated with tailings discharge.

     The Tolukuma and Porgera Sections in Papua New Guinea have site specific environmental risks associated with their operations. Tailings are routinely discharged into the surrounding river systems in accordance with approved environmental water discharge permits issued by the Papua New Guinea Department of the Environment and Conservation under the Papua New Guinea Environmental Act 2000 and Regulations 2000. The Papua New Guinea Government has approved disposal into certain natural rivers as the most appropriate method for treated tailings and soft incompetent waste rock because the mines are located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides, so construction of a tailings impoundment would be very difficult and the risk of an engineering failure high.

     Due to the elevated concentrations of heavy metals naturally occurring in the ore, in particular lead, mercury and arsenic, discharges are monitored in accordance with the terms of our approved environmental management monitoring program. Cyanide associated with the tailings deposited is detoxified and cyanide levels are monitored daily. However, should we be unable to control the levels of lead, mercury, arsenic or cyanide, it could pose potential adverse health risks to the surrounding communities and may result in us violating our environmental water discharge permit and may expose us to civil and criminal liability. While our Papua New Guinea operations currently comply with the applicable license conditions accepted by the Papua New Guinea Government in granting approval, the eventual, cumulative environmental impacts could be greater than the estimates in, or contemplated by, the environmental plans and environmental management monitoring programs approved by the Papua New Guinea Government. In such event the Papua New Guinea Government could require us to remedy such consequences and the costs of such remediation could be material. We have also encountered opposition from local people and landowners regarding our discharge of tailings. This opposition could cause delays or stoppages which could reduce our production capacity and results of operations.

     Changes in Papua New Guinean Government legislation or policy on regulatory discharges into the environment could result in operational disruptions, especially if the government changes the method it requires for us to test tailings discharges, and may have a material adverse affect on profitability as additional costs may need to be incurred to facilitate other waste discharge methods.

     Flooding at our operations may cause us to incur liabilities for environmental damage.

     Flooding of underground mining areas is an inherent risk at our South African operations. If the rate of rise of water is not controlled, water from our workings could potentially rise to the surface or decant into surrounding underground workings or natural underground water sources. Due to the withdrawal of Government pumping subsidies at Durban Deep and West Wits, we have ceased active pumping of underground water. We expect that the progressive flooding where these operations are located could eventually cause the discharge of polluted water to the surface and to local water sources.

     Estimates of the probable rate of rise of water in those mines are contradictory and lack scientific support, however, should underground water levels not reach a natural subterranean equilibrium, and in the event that underground water rises to the surface, we may face claims relating to environmental damage and pollution of ground water, streams and wetlands.

Underground and opencast mines in Papua New Guinea may experience flooding due to excessive annual rainfall.

     We have ageing assets in South Africa, which exposes us to greater risk of our infrastructure failing and higher maintenance costs.

     Our South African assets are made up predominantly of mature assets, which we acquired after they had reached the end of the planned production cycle under their previous owners, and our strategy has been to revive these assets through specialist planning and mining techniques. The ageing infrastructure and installations typical of these operations require constant maintenance and continuing capital expenditure. This materially increases our operational costs. The mature state of these assets, coupled with the technology applied in many of our installations was not regularly updated and accordingly has become obsolete compared to the technology used in more modern mines. As a result the risk of technology failure is high, and the maintenance of these installations, costly.

     If we are unable to attract and retain key personnel our business may be harmed.

     The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including Mr. M.M. Wellesley-Wood, our Executive Chairman, and Mr. I.L. Murray, our Chief Executive Officer and Chief Financial Officer. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain “key man” life insurance policies on any members of our executive team. The loss of any of our key personnel could prevent us from executing our business plans, which may result in decreased production, increased costs and decreased profitability.

     Events may occur for which we are not insured which could affect our cash flows and profitability.

     We may become subject to liability for pollution or other hazards against which we have not insured or are unable to insure, including those in respect of past mining activities. Our existing property and liability insurance contains certain exclusions and limitations on coverage. We have coverage in the amount of $1,083 million (R6,798 million) for assets, $297 million (R1,861 million) for loss of profits due to business interruption and $90 million (R567 million) for general liability. This policy is limited by initial deductible amounts covering the loss of surface and underground assets, and losses due to seismic events, machinery breakdown, flooding, fire and accidents. Business interruption is only covered from the time the loss actually occurs. The deductible amounts vary between categories with the maximum deductible of $4.8 million (R30 million) for any underground loss. Claims for each and every event are limited by the insurers to $159.4 million (R1 billion). A specific limitation of $15.9 million (R100 million) applies for loss suffered or claims as a result of any landslide at the Tolukuma Section. In fiscal 2004, the asset program also had a number of sub-limits for different categories of claims.

     Future insurance coverage may not cover the extent of claims against us, including claims for environmental, industrial or pollution related accidents, for which coverage is not available. If we are required to meet the costs of claims which exceed our insurance coverage, our costs may increase which could decrease our profitability.

Risks related to the gold mining industry

     Changes in the price of gold, which in the past has fluctuated widely, is beyond our control.

     Historically, the gold price has fluctuated widely and is affected by numerous industry factors, over which we have no control, including:

•	the physical supply of gold from world-wide production and scrap sales, and the purchase, sale or divestment by central banks of their gold holdings;

•	the demand for gold for investment purposes, industrial and commercial use, and in the manufacturing of jewellery;

•	speculative trading activities in gold;

•	the overall level of forward sales by other gold producers;

•	the overall level and cost of production of other gold producers;

•	international or regional political and economic events or trends;

•	the strength of the Dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations regarding the rate of inflation; and

•	interest rates.

     The following table shows the average, high and low London Bullion market price of gold in Dollars during the last three fiscal years:

	Year ended June 30,
	2004	2003	2002	2001
Average	$389	$334	$296	$269
High	$427	$382	$327	$291
Low	$343	$302	$265	$260

     On June 30, 2004, the afternoon fixing price of gold on the London Bullion Market was $395.80 per ounce and on October 31, 2004, was $425.55 per ounce.

     The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

     We must continually replace Ore Reserves that are depleted by production. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Gold mining companies may undertake exploration activities to discover gold mineralization, which in turn may give rise to new gold bearing ore bodies. Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies in order to quantify the extent of the gold reserve. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. Moreover, we rely on the evaluations of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether or not the deposit contains economically recoverable mineralization. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our properties. Our mineral exploration rights may also not contain commercially exploitable reserves of gold. The cost incurred on unsuccessful exploration activities are, as a result, not likely to be recovered and we could incur a write-down on our investment in that interest or the irrecoverable loss of funds spent.

     There is uncertainty with our Ore Reserve estimates.

     Our Ore Reserve figures described in this document are the best estimates of our current management as of the dates stated and are reported in accordance with the requirements of Industry Guide 7 of the Securities and Exchange Commission, or SEC. These estimates may be imprecise and may not reflect actual reserves or future production.

     Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our results of operations and financial condition to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs, and in particular our labor costs, increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the Ore Reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may increase our production costs and decrease our profitability during any given period. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact upon the total value of our mining asset base and our business and operating results.

     Gold mining is susceptible to numerous events that could have an adverse impact on a gold mining business.

     The business of gold mining takes place in underground mines, open pit mines and surface operations for the retreatment of rock dumps and tailings dams. These operations are exposed to numerous risks and events the occurrence of which may result in the death of, or personal injury to, employees, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims. The risks and events associated with the business of gold mining include, but are not limited to:

•	environmental hazards and pollution, including the discharge of gases, toxic chemicals, pollutants, radioactive materials and other hazardous material into the air and water;

•	seismic activity which could lead to rock bursts, cave-ins, pit slope failures or, in the event of a significant event, total closure of sections or an entire underground mine;

•	unexpected geological formations which reduce or prevent mining from taking place;

•	flooding, landslides, sinkhole formation, ground subsidence, ground and surface water pollution, and waterway contamination;

•	underground fires and explosions, including those caused by flammable gas;

•	accidents caused from and related to drilling, blasting, removing, transporting and processing material, and the collapse of pit walls and tailings dams; and

•	decrease in labor productivity due to labor disruptions, work stoppages, disease, slowdowns or labor strikes.

     In addition, deep level underground mines in South Africa, as compared to other gold mining countries, involve significant risks and hazards not associated with open pit or surface rock dump and tailings dam retreatment operations. The level of seismic activity in a deep level gold mine varies based on the rock formation and geological structures in the mine. The occurrence of any of these hazards could delay production, increase production costs and may result in legal claims.

     Underground and opencast mines in Papua New Guinea may experience pit wall failures, landslides and flooding, due to excessive annual rainfall. The transport of supplies and employees to and from the mine site may be inhibited by incessant rain and damage to roads. In addition, excessive land movement caused by excessive rain may destabilize existing building and plant infrastructure and restrict access into the mines.

Risks related to doing business in South Africa and Papua New Guinea

     Political or economic instability in the regions in which we operate may reduce our production and profitability.

     We are incorporated and own significant operations in South Africa. As a result, political and economic risks relating to South Africa could reduce our production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime. These problems have impeded fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, we may have difficulties attracting and retaining qualified employees.

     Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In the late 1980s and early 1990s, inflation in South Africa reached record highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. In recent years, the inflation rate has decreased and as of July 2004, the CPIX inflation rate stood at 4.4%. A return to high levels inflation in South Africa, without a concurrent devaluation of the Rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.

     In South Africa and Papua New Guinea there is a greater level of political and economic risk as compared to other developed countries in the world. For example, open pit operations at Porgera were suspended from August 27, 2002 to October 12, 2002, due to interruptions in the electrical power supply as a result of election-related vandalism in Papua New Guinea. There is also a risk that social unrest and government intervention could be exacerbated during the mine closure process. Mine infrastructure, including power, water and fuel, may be at risk of sabotage.

     At present, Papua New Guinea is experiencing political instability relating to upcoming governmental elections. As a result, the recurrence of election related vandalism experienced in 2002 could be experienced yet again. Landowners in the area, whose interests are consolidated with those of the provincial government in a Papua New Guinea registered entity, Mineral Resources Enga, or MRE, had an expectation of receiving from us a 5% stake in the Porgera Joint Venture. This expectation arose from an undertaking we gave at the time of acquiring our interest in Porgera, to sell a 5% stake to MRE on commercial terms, which was subsequently cancelled as MRE failed to meet certain conditions precedent after renegotiated, extended deadlines. This issue may become the subject of some political campaigning and canvassing in the upcoming elections.

     The Porgera mine has also on a number of occasions experienced delays receiving operating permits and licenses, necessary for this mine to conduct its lawful operations. If at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera mine may not be able to operate for a period of time. Future government actions, or actions of other quasi-government or landowner groups, cannot be predicted but may impact on the operations and regulation of mines including the Porgera Joint Venture. Any suspension of operations at the Porgera Joint Venture would decrease our attributable production and profitability.

     AIDS poses risks to us in terms of productivity and costs.

     Acquired Immune Deficiency Syndrome, or AIDS, and tuberculosis which is closely associated with the onset of the disease and is exacerbated in the presence of HIV/AIDS, represents a very serious health care challenge in the mining industry. Human Immunodeficiency Virus, or HIV, is the virus that causes AIDS and South Africa has one of the highest HIV infection rates in the world. It is estimated that approximately 30%-40% of the mining industry workforce in South Africa are HIV positive. The exact extent to which our mining workforce both within and outside South Africa is infected with HIV/AIDS is unknown at this stage. Papua New Guinea has recently been identified as a high risk country for the HIV/AIDS pandemic and this could have a direct impact on our workforce and productivity in that country. The exact impact of increased mortality rates due to AIDS-related deaths on the cost of doing business is as yet undefined. The only available treatments for HIV/AIDS are anti-retroviral drugs, which slow down the advancement of the disease but do not present a complete cure for the disease. The cost and availability of anti-retroviral drugs could inhibit the introduction of treatment programs at our mines in South Africa and Papua New Guinea to reduce the impact of HIV/AIDS on our mining workforce and our businesses. The existence of the disease poses a risk to us in terms of the potential reduction in productivity and increase in medical costs.

     Government policies in South Africa may adversely impact our operations and profits

     Government Regulation

     The mining industry in South Africa is extensively regulated through legislation and regulations issued through government’s administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals, and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and government enforces its regulations through the various government departments.

     The Mineral and Petroleum Resources Development Act, 2002

     On May 1, 2004, the new Minerals and Petroleum Resources Development Act, or the MPRD Act, was enacted, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the “old order rights,” are to be converted to “new order rights,” essentially the right to mine. The MPRD Act allows the existing holders of mineral rights a period of five years to apply for the conversion of used old order rights, and one year for the conversion of unused old order rights. We will need to submit a mining work program and thereby substantiate the area and period of the new order rights and also comply with the requirements of the Mining Charter as described below. Once these periods have lapsed, the holders may have to compete to acquire the right to mine minerals previously held under old order rights. To the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against government, and the extent to which we may be compensated. Factors that are taken into account are market value, as well as the history of acquisition of these rights.

     Where new order rights are obtained under the MPRD Act, these rights will not be equivalent to our existing property rights. The area covered by the new order rights may be reduced by the State if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. In addition, the new order rights will only be transferable subject to the approval of the Minister. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister on breach of or, in the case of mining rights, on non-optimal mining in accordance with the mining work program.

     The implementation of the MPRD Act will result in significant adjustments to our property ownership structure. To the extent that we are unable to convert some of our old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, the operations of the MPRD Act may result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations.

     Possible taxation reform and mining royalties

     The South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold taxation formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of the mine. This results in an additional tax benefit not afforded to other commercial companies. In addition, the South African Government has indicated that it is looking at a revenue based royalty for mining companies, as outlined in the draft Mineral and Petroleum Royalty Bill, 2003, or Royalty Bill, which was released in March 2003 for comment. The Royalty Bill proposed a three percent royalty on gross revenue for gold mining companies. In conjunction with the South African Mining Development Association we have made submissions to the government outlining our concerns about a revenue based royalty and recommended a profit based royalty be introduced instead. In his budget speech in February 2004, the South African Finance Minister acknowledged that the draft Royalty Bill may need some refinement, but also stated that government’s preference is for a revenue based royalty, with introduction of the royalty as of 2009. The introduction of the proposed royalty would have an adverse effect on the profitability of our South African operations. We are currently evaluating the impact of the proposed royalty.

     The Broad Based Socio-Economic Empowerment Charter

     The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter, establishes certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa and is effective from May 1, 2004.

     The goals set by the Mining Charter include that each mining company must achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at fair market value. When considering applications for the conversion of existing rights, the State will take a “scorecard” approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Mining Charter. Failure on our part to comply with the requirements of the Mining Charter and the scorecard could subject us to negative consequences. We may incur expenses in giving additional effect to the Mining Charter and the scorecard, including costs which we may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons. There is also no guarantee that any steps we might take to comply with the Mining Charter would ensure that we could successfully acquire new order mining rights in place of its existing rights. In addition, the terms of such new order rights may not be as favorable to us as the terms applicable to its existing rights. Based on present indications, however, we believe that we should be able to successfully acquire new order rights on reasonable terms.

     Land Claims

     Our privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of Land Rights Act, 1994 (as amended), or Land Rights Act. Under the Land Rights Act, any person who was dispossessed of rights to land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. We have not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which we are notified in the future could have a material adverse effect on our right to the properties to which the claims relate and prevent us using that land and exploiting any mineral reserves located there.

     Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

     Labor costs constitute 50% of our production costs for fiscal 2004, and 42% and 41% for fiscal 2003 and 2002, respectively. We currently employ and contract approximately 13,737 people. Of these, 12,986 people are in South Africa, of whom, approximately 70% are members of trade unions or employee associations. This excludes all employees of our associates CGR and ERPM. We have entered into various agreements regulating wages and working conditions at our South African mines to June 30, 2005, at which time we will need to re-negotiate these agreements. Unreasonable wage demands could increase production costs to levels where our South African operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We may also experience labor unrest at operations at which we have an equity interest. In particular, during October and November 2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. Our business could suffer if such activities are repeated.

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

     Our financial flexibility could be materially constrained by South African currency restrictions.

     South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, including South Africa. The Exchange Control Department of the South African Reserve Bank, or SARB, is responsible for the administration of exchange control regulations. In particular, South African companies:

•	are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of SARB;

•	are generally required to repatriate, to South Africa, profits of foreign operations; and

•	are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business.

     These restrictions could hinder our corporate functioning and acquisition strategy, including because investments of less than a 50% plus 1 share interest can only be held subject to exchange approval. As at October 31, 2004, we hold 45.33% of Emperor and accordingly SARB may require us to divest our interest in Emperor if we do not acquire 50% plus 1 share interest by January 23, 2005, subject to further extension.

     While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. For further information see Item 10D.: “Additional Information—Exchange Controls.”

Risks related to ownership of our ordinary shares or ADSs

     Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of ordinary shares traded on the Johannesburg Securities Exchange, or JSE.

     The primary listings for our ordinary shares is the JSE and the Australian Stock Exchange, or ASX. The principal trading market for our ADSs is the Nasdaq SmallCap Market. On a historical basis, the trading volumes and liquidity of shares listed on the JSE have been low in comparison with the Nasdaq SmallCap Market. For the 12 months ended June 30, 2004, only 9% of the ordinary shares publicly traded were traded on the JSE. The limited liquidity of the ordinary shares traded on the JSE could limit your ability to sell a substantial number of ordinary shares on the JSE in a timely manner, especially by means of a large block trade.

     Sales of large volumes of our ordinary shares or ADSs or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

     The market price of our ordinary shares or ADSs could fall if substantial amounts of ordinary shares or ADSs are sold by our stockholders, or there is the perception in the marketplace that such sales could occur. Current holders of ordinary shares or ADSs may decide to sell them at any time. Sales of ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for the ordinary shares or ADSs, causing their market prices to decline. Trading activity of hedge funds and the ability to borrow script in the market place will increase trading volumes and may place the share price under pressure.

     Your rights as a shareholder are governed by South African law, which differs in material respects from the rights of shareholders under the laws of other jurisdictions.

     Our Company is a public limited liability company incorporated under the laws of the Republic of South Africa. The rights of holders of our ordinary shares, and therefore many of the rights of our ADS holders, are governed by our memorandum and articles of association and by South African law. These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States. In particular, South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company.

     It may not be possible for you to effect service of legal process, enforce judgments of courts outside of South Africa or bring actions based on securities laws of jurisdictions other than South Africa against us or against members of our board.

     Our Company, certain members of our board of directors and executive officers are residents of South Africa. In addition, our cash producing assets are located outside the United States, and a major portion of the assets of members of our board of directors and executive officers are either wholly or substantially located outside the United States. As a result, it may not be possible for you to effect service of legal process, within the United States or elsewhere outside South Africa, upon most of our directors or officers, including matters arising under United States federal securities laws or applicable United States state securities laws.

     Moreover, it may not be possible for you to enforce against our Company or the members of its board of directors and executive officers judgments obtained in courts outside South Africa, including the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

•	the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

•	the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);

•	the judgment has not lapsed;

•	the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;

•	the judgment was not obtained by fraudulent means;

•	the judgment does not involve the enforcement of a penal or revenue law; and

•	the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act, 1978 (as amended), of South Africa.

     It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South African courts. It is not possible therefore for an investor to seek to impose criminal liability on us in a South African court arising from a violation of United States federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

     Durban Roodepoort Deep, Limited is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. Our South African operations consist of the North West Operations, comprising the Harties Section and the Buffels Section, the Blyvoor Section and our 40% interest in CGR comprising the Crown Section and ERPM Section. Our Australasian operations consist of the Tolukuma Section and our 20% interest in the unincorporated Porgera Joint Venture, or Porgera, both of which are in Papua New Guinea and a 45.33% interest in Emperor Mines Limited, or Emperor, as of October 31, 2004 (19.78% as of June 30, 2004), which owns the Vatukoula gold mine in Fiji. We also have exploration projects in South Africa, Papua New Guinea and Australia, though our principal focus is on our operations in South Africa and Papua New Guinea.

     We are a public company, incorporated on February 16, 1895, and our shares were listed on the JSE in that same year. In 1898, our milling operations commenced with 30 stamp mills and we treated 38,728 tons of ore and produced 22,958 ounces of gold. In South Africa we have focused our operations on the West Witwatersrand basin which has been a gold production region for over 100 years. The Blyvoor Section (acquired on September 15, 1997, in exchange for 12,693,279 of our ordinary shares) and North West Operations, which comprise of the Buffels Section (acquired on September 15, 1997, in exchange for 14,300,396 of our ordinary shares) and the Harties Section (acquired on August 16, 1999, in exchange for $7.4 million), are predominantly underground operating mines located within the Witwatersrand Basin, exploiting gently to moderately dipping gold bearing quartz pebble conglomerates in addition to certain surface sources. The Crown Section (CGR was acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares), also located within the Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations. Since 1999 our focus has been to expand our operations outside South Africa and increase our production base from the Pacific Rim region. The Tolukuma Section (acquired from September 1999 to June 2001, in exchange for 8,125,082 shares and $3.3 million in cash) provided an initial base in that region, and the acquisition of a 20% interest in the unincorporated Porgera Joint Venture (acquired in October 2003, in exchange for 6,643,902 shares and $60.3 million in cash) increased total production in the region to 233,190 ounces in fiscal 2004.

     To ensure access to global markets our shares and/or related instruments trade on the JSE, Nasdaq SmallCap Market, London Stock Exchange, the Marche Libre on the Paris Bourse, the Brussels Bourse in the form of International Depository Receipts, the Australian Stock Exchange, or ASX, the Port Moresby Stock Exchange in Papua New Guinea (as from August 18, 2004), the Over The Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. Effective August 18, 2003, we are included as a member of the Philadelphia Gold and Silver Index. This is a capitalization weighted index comprised of the leading publicly traded companies involved in the mining of silver and gold, of which we currently constitute approximately 0.64% of the index.

     Our registered office and business address is 45 Empire Road, Parktown, Johannesburg, South Africa, 2193. The postal address is P.O. Box 390, Maraisburg 1700, South Africa. Our telephone number is (+27 11) 381-7800 and our facsimile number is (+27 11) 482-4641. We are registered under the South African Companies Act, 1973 (as amended) under registration number 1895/000926/06. For our ADSs, The Bank of New York, at 101 Barclay Street., New York, NY 10286 has been appointed as agent.

Important Events in Our Development Generally and in the Current Year

Review and restructuring of South African operations

     On July 21, 2003, we entered into a 60-day review period on our North West Operations designed to restore the operations to profitability. The time period of the review coincides with statutory limitations imposed by the Labour Relations Act to implement strategic changes involving a substantial reduction in labor force. This proposal was submitted to all stakeholders, including organized labor, the Department of Labour and the Department of Minerals and Energy for their input. An agreement was reached with all labor organizations and the process was completed on September 21, 2003, with approximately 2,400 employees retrenched at a cost of $6.5 million and the placing of certain infrastructure (Number 6 Shaft at the Harties Section) on a “care and maintenance” program. This resulted in a 5% reduction of the planned production profile.

     On March 16, 2004, we reopened the Number 6 Shaft in the Harties Section of the North West Operations, to mine higher grade areas on a selective basis. We recalled 400 staff previously retrenched from the North West Operations to man this shaft. On February 18, 2004, we announced that the Number 11 Shaft at the Buffels Section of the North West Operations was to be closed after the revised work practices, implemented based on the operational review, proved to be unsustainable. As a result, 600 employees were retrenched, at a cost of $0.6 million.

     On May 4, 2004, our associate, ERPM, entered into a 60-day review period of its underground section designed to restore the operations to profitability. A task team comprising management, union representatives and labor was established to assess the proposals and make a final recommendation. On July 4, 2004, at the end of the process, ERPM’s management and the consultative forum concluded that continued mining of the underground section was not sustainable, even at a higher Rand gold price of R2,650 per ounce. As a result, a controlled closure program of the underground section was implemented and was expected to be completed by March 2005. Following the retrenchment of 806 employees in August 2004 at a cost of $0.6 million (R3.7 million), the mine has achieved a reduction in costs coupled with improved productivity. As a result, the original planned closure of the underground section has been postponed. It is estimated that approximately 1,480 employees could be retrenched at a cost of approximately $1.9 million (R12.3 million) if the closure program is completed. The remainder of the employees will either be transferred within the CGR group, leave the service of the company through natural attrition or remain to work on the Cason Dump. ERPM believes that anticipated funds generated from the continued surface operations and the controlled closure of the underground mining will fund retrenchment costs, environmental management costs and rehabilitation.

     On June 26, 2004, and June 28, 2004, respectively, we entered into a further 60-day review period at the Buffels Section at our North West Operations and at our Blyvoor Section designed to restore the operations to profitability. Proposals were received into a consultative forum in which both management and organized labor participated, and was distributed to the Department of Labour and the Department of Minerals and Energy, for their input. At the Buffels Section, agreement was reached with all the relevant parties early in August 2004 to close the Number 9 Shaft, but to keep the Number 10 and 12 Shafts in operation on condition that certain defined sustainability thresholds are met. This agreement resulted in the retrenchment of 120 employees at this mining operation during fiscal 2005 at a cost of R3.7 million ($0.6 million). At the Blyvoor Section, the 60-day review was extended by two weeks to conclude on September 13, 2004. On October 5, 2004, it was announced that 1,619 employees have been retrenched at a cost of approximately R32.0 million ($5.1 million), with possible future restructuring initiatives depending on the economic circumstances. In terms of the agreement organized labor recorded its commitment to certain production targets, and undertook not to disrupt production for at least six months for reason relating to restructuring of the operations.

Emperor Mines Limited (Emperor Mine, Vatukoula, Fiji)

     Over the period December 2002 to July 2004, we acquired a 45.33% interest in Emperor Mines Limited, or Emperor, an Australian listed gold mining company with a single gold mine based in Vatukoula, Fiji.

     Our interest in Emperor was acquired through a series of transactions. As of December 31, 2002, we had acquired 14.15% of Emperor for approximately A$11.9 million ($6.7 million). By April 2003, we had increased our percentage holding in Emperor through additional purchases on the open market to 19.81% at a total additional cost of A$4.3 million ($2.6 million). At June 30, 2004, our effective holding had decreased to 19.78% as a result of additional shares issued by Emperor during fiscal 2004. Given the size of our holding, Emperor appointed two of our representatives to the board of Emperor in January 2003.

          On March 8, 2004, we announced a conditional takeover offer to acquire all of the outstanding shares in Emperor that were not already owned by us for a consideration of one of our shares for every five shares in Emperor held. At that time, the offer valued Emperor at approximately A$105 million ($79.8 million). On June 10, 2004, we announced a revised final offer of five of our shares for every twenty two shares in Emperor held. The revised offer represented a 14% increase over the previous offer. On July 30, 2004, our offer to Emperor’s shareholders closed with us having received acceptances from Emperor’s shareholders representing approximately 25.55% of Emperor’s issued capital, thereby increasing our shareholding in Emperor to 45.33%. Accordingly, we issued 6,612,676 shares in exchange for the 29,097,269 Emperor shares to the value of $16.6 million, based on the market value of our shares on the date issued, with share issue and transaction costs associated with the take over offer, amounting to $1.3 million.

          With effect from August 3, 2004, Emperor’s board of directors appointed our Executive Chairman, Mr. M.M. Wellesley-Wood as Managing Director of Emperor and our Divisional Director: Australasian Operations, Mr. R. Johnson as a Non-Executive Director of Emperor. On September 9, 2004, Emperor shareholders approved a resolution to remove two independent directors from the board of Emperor and to confirm Mr. R. Johnson’s appointment as a Non-Executive Director of Emperor. As a result, we have three of our representatives on the six member Emperor board, with Emperor’s independent Chairman having a casting vote. At the date of this annual report we did not have control over Emperor.

          On September 13, 2004, Emperor announced an A$20.4 million ($14.6 million) non-renounceable rights issue to fund a portion of its Phase II capital expansion project (which is designed to increase Emperor’s underground mining capacity to match the current mill capacity), the acquisition of new heavy vehicle equipment and Emperor’s short-term working capital requirements. Under the rights issue, eligible Emperor shareholders were entitled to subscribe for four fully paid ordinary shares in Emperor for every ten ordinary shares held in Emperor at an issue price of A$0.45 per share. We agreed to apply for our entitlement as well as to subscribe for any shortfall under the rights issue, subject to certain conditions. The rights offer closed on November 12, 2004 and DRD (Isle of Man) has subscribed for 20,522,122 Emperor shares (being its entitlement under the Emperor rights issue), which at A$0.45 per share, amounted to A$9.2 million ($7.0 million). We did not participate in any shortfall to the rights offer. We entered into an additional facility of $15.0 million with Investec Bank (Mauritius) Limited on October 14, 2004, to fund our participation in this rights offering. The terms of repayment and restrictions on funding of this facility are discussed under Item 5B.: “Liquidity and Capital Resources.”

          During the course of Emperor’s rights offering, an application was made to contest the rights offering. On October 18, 2004, an initial Australian Takeovers Panel made a declaration of unacceptable circumstances and orders in relation to the Emperor rights offer. On October 31, 2004, following a review application by the Company a review panel of the Australian Takeovers Panel declined to declare that unacceptable circumstances exist in relation to the affairs of Emperor with regards to the rights issue. The result of this decision was that Emperor’s rights offer proceeded, although Emperor and DRD (Isle of Man) agreed to amend the terms of that offering such that:

•	any application by DRD (Isle of Man) for its entitlement under the rights offer would be scaled back to avoid accretion in its voting power in Emperor above 45.33% due only to the exclusion of some of Emperor’s foreign shareholders from the rights issue; and

•	the shortfall facility, which offered all Emperor shareholders that were eligible to participate in the rights offer with the ability to participate in filling any shortfall to that offer on a pro rata basis, would provide a priority shortfall allocation to all eligible Emperor shareholders (other than ourselves). Previously, DRD (Isle of Man) was able to participate in the shortfall facility on the same basis as any other eligible Emperor shareholder.

     In the fiscal 2004 financial report of Emperor their auditors issued a modified audit report to the effect that until such time as Emperor completes the rights offer, there remains a significant uncertainty as to whether Emperor will continue as a going concern and, therefore, whether it will realize its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Porgera Joint Venture (Papua New Guinea)

     Effective October 14, 2003, we acquired all the shares of Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP, from Oil Search Limited, or OSL. The transaction was effected through the amalgamation of OML and MRP and our wholly-owned subsidiary, Dome Resources (PNG) Limited which was subsequently renamed DRD (Porgera) Limited. All conditions precedent to this transaction have been met and approval from the Papua New Guinea Central Bank was obtained on November 19, 2003. South African Reserve Bank approval was obtained on September 4, 2003. We received approval for the transaction from the Investment Promotion Authority of Papua New Guinea on December 16, 2003.

     This transaction resulted in us acquiring an effective 20% interest in an unincorporated gold mining joint venture, the Porgera Joint Venture, which has fifteen mineral tenements which form part of the Porgera mine located in Papua New Guinea. The final purchase price of $77.1 million comprised $60.3 million in cash and 6,643,902 ($16.7 million) of our ordinary shares based on the prevailing market value on November 22, 2003, being the final settlement date. Included in the purchase price is an amount of $4.1 million in respect of costs. As part of the acquisition we offered, on commercial terms, 5% of our interest in the Porgera Joint Venture to Mineral Resources Enga, or MRE, on behalf of the Enga Provincial Government and landowners in Papua New Guinea. On April 26, 2004, we announced that the offer to sell the 5% interest in the Porgera Joint Venture to MRE would not proceed, as the conditions precedent were not met. As at June 30, 2004, the Porgera Joint Venture is owned by Placer Dome Limited (75%), DRD (Porgera) Limited (20%) and the MRE, on behalf of the Enga Provincial Governments and landowners in Papua New Guinea (5%). An affiliate of Placer Dome Inc., Placer (PNG) Limited is the operator of the Porgera Joint Venture and is subject to the control of a management committee made up of representatives of the joint venture partners, including one of our representatives. The management committee is governed by an operating agreement which prevents the partners from acting unilaterally.

Crown Gold Recoveries (Pty) Limited

     Effective July 1, 2002, we engaged in a transaction consistent with our black economic empowerment strategy to fulfill the requirements of the Mining Charter, by entering into a share purchase agreement with Crown Gold Recoveries (Pty) Limited, or CGR, the Industrial Development Corporation of South Africa, or IDC, and Khumo Bathong Holdings (Pty) Limited, or KBH. Under the share purchase agreement, we sold 57% of our interest in CGR to the IDC and 3% of our interest in CGR to KBH for a total amount of R105.0 million ($10.1 million), and realized a profit of R48.0 million ($5.3 million). KBH was granted an option to purchase the IDC’s shares in CGR. The IDC and KBH also each purchased their respective share of three shareholder loans, aggregating R190.1 million ($18.3 million) owed by CGR to us.

     On October 10, 2002, CGR entered into an agreement with third parties to purchase the entire issued share capital and all shareholder claims of East Rand Proprietary Mines Limited, or ERPM. CGR paid a purchase price of R100.0 million ($11.0 million) for this acquisition. In connection with this transaction, we provided ERPM with a loan of R10.0 million ($1.3 million). In addition, an amount of R60.0 million ($8.0 million) was lent by us to CGR which CGR paid to the then shareholders of ERPM as an interest free loan. CGR has received from the shareholders, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the shareholders’ claim to CGR. The South African competition authorities have approved the transaction and the R60.0 million ($8.0 million) loan is deemed to be part payment of the purchase price of R100.0 million ($11.0 million) by CGR for the acquisition of the shares and the claims of ERPM. CGR acquired ERPM without indemnification for any disclosed or undisclosed liabilities, as Enderbrooke Investments (Pty) Limited, the Seller, was unwilling to provide such indemnification. In the course of negotiations, a due diligence investigation was conducted. As a result of this investigation, the initial purchase price was reduced by approximately R40.0 million ($4.4 million) to reflect potential liability at the time the acquisition was entered into.

     We have a 40% equity interest in CGR and its subsidiaries. We have recognized losses generated by CGR and its subsidiaries against any advances we have made to them and these are carried at a nil value at June 30, 2004.

Sale of West Wits assets (South Africa)

     In June 2002, we entered into an agreement with Bophelo Trading (Pty) Limited, subsequently renamed Mogale Gold (Pty) Limited, or Mogale, for the sale of the West Wits gold plant and certain related assets for R25.0 million ($2.4 million) to process certain sand dumps, surface materials, freehold areas and surface right permits located at the West Wits Section. We retain the right to mine underground by virtue of certain mining titles and mining authorizations on the property. As part of the agreement, we agreed to indemnify Mogale against any loss, damage or expense which Mogale might incur as a result of any liability in connection with the transferred assets, the cause of which arose prior to this sale. The effective date of this sale was July 21, 2003, when all of the conditions president were fulfilled and Mogale was granted a mining license.

Other

     On April 28, 2004, we concluded the acquisition of a 50.25% interest in Net-Gold Services Limited, a company that brokers the payment of purchases made by subscribers, through settlement in gold, for a consideration of $2.0 million.

     On May 21, 2004, Fortis Limited, an insurance company registered in Papua New Guinea, was established by us to facilitate the reinsurance of the workers compensation insurance costs for our Tolukuma Section, in order to reduce the cost of this insurance cover. To date, workers compensation insurance costs have been reduced by 90% for this mining operation. It is a legal requirement in Papua New Guinea to have workers compensation insurance cover in place to assist an employee with medical costs should he be injured at work. Should an employee be killed while performing his duties compensation is provided to relatives of the employee, by way of a lump sum payment and in the case of minors, regular income up to when the minor reaches the age of 21 to provide for education. The reinsurance cover is provided by Swiss-Re Australia Limited and other insurers in Australia.

     On June 30, 2004, we established an insurance cell captive in White Rock Insurance Company PPC Limited, mainly to facilitate access to additional insurance markets and to assist us in reducing costs through establishing a self insured group policy across the different regions in which we operate.

     On July 27, 2004, we established the DRD (Isle of Man) Limited (Singapore Branch), a branch of DRD (Isle of Man) Limited, registered in Singapore. It is intended that the establishment of the branch will facilitate our further expansion in the Australasian region in line with our growth strategy.

     At our Annual General Meeting held on November 26, 2004, our shareholders approved the changing of the Company’s name from Durban Roodepoort Deep, Limited to DRDGold Limited.

     For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item 4D.: “Property, Plant and Equipment,” and Item 5B.: “Liquidity and Capital Resources.”

4B. BUSINESS OVERVIEW

Description of Our Mining Business

Exploration

     Exploration activities are focused on the extension of existing ore bodies and identification of new ore bodies both at existing sites and at undeveloped sites. Once a potential orebody has been discovered, exploration is extended and intensified in order to enable clearer definition of the orebody and the portions with the potential to be mined. Geological techniques are constantly refined to improve the economic viability of exploration and exploitation.

Mining

     The South African Operations comprise relatively old assets and the principal mining method is the extraction of previously abandoned Ore Reserves, which require a high degree of opening up of these previously abandoned Ore Reserves.

     The Australasian Operations comprise open-pit mines and decline shafts, with appropriate mining methods.

Our Metallurgical Plants and Processes

     A detailed review of the metallurgical plants and processes for each of the mining operations is provided under Item 4D.: “Property, Plant and Equipment.”

Market

     The gold market is relatively liquid compared to other commodity markets, with the price of gold generally quoted in Dollars. Physical demand for gold is primarily for manufacturing purposes, and gold is traded on a world-wide basis. Refined gold has a variety of uses, including jewellery, electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

     The use of gold as a store of value (the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crises) and the large quantities of gold held for this purpose in relation to annual mine production have meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as in the case of other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks, and global or regional political and economic crises. In times of inflation and currency devaluation, gold is often seen as a safe haven, leading to increased purchases of gold and support for the price of gold.

     We believe that the primary mover in gold continues to be strong speculator and investor interest in the metal, driven by a number of fundamental economic circumstances. Among these circumstances is an anticipated further decline in the value of the Dollar. These same influences have pushed up prices of base metals and other commodities, although the extent of investor interest in precious metals is relatively high compared with the rest of the metals sector. Physical demand for gold increased despite the rising Dollar gold price, during fiscal 2004. Whilst the purchase of gold by the jewellery, industrial and dental industries for fiscal 2004 was marginally higher by 1% year-on-year. The bar and coin retail investment market increased 14% during fiscal 2004 in comparison to fiscal 2003. On the supply side, mine production in fiscal 2004 was 12% higher than in fiscal 2003. However, scrap sales and official sector (Central Bank) sales decreased by 8% respectively, representing approximately 1,358 tonnes for fiscal 2004, and constituting 37% of the supply of gold to the current market.

     Our total revenue by geographic market is as follows:

	Year ended June 30,
	2004	2003	2002
	$ ’000	$ ’000	$ ’000
South Africa	220,102	238,472	281,808
Australasia	93,188	22,870	22,050

	313,290	261,342	303,858

     All gold produced by our South African operations is sold on our behalf by the Rand Refinery Ltd, or RRL, in accordance with a refining agreement signed by us in October 2001. At our various operations the gold bars which are produced consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to the RRL for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. RRL then sells the gold on the same day as delivery, for the London afternoon fixed Dollar price on the day the gold is sold, with the proceeds remitted to us in Rand within two days. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. We currently own 10.6% of RRL (which is jointly owned by South African mining companies) and Mr. W.G. Koonin, our Divisional Director: Group Finance, is also a director of RRL and has been appointed as a member of their Audit Committee. Mr. I.D. Graulich, our General Manager: Investor Relations, is an alternate director to Mr. W.G. Koonin.

     The gold produced in Papua New Guinea by the Tolukuma section is sold directly to N.M. Rothschild under an agreement signed by us in December 2001. Proceeds for gold sold are received within two days of sale. The selling price is determined by the previous day’s London afternoon close Dollar price and we are paid in Dollars. We do not have an interest in N.M. Rothschild.

     The gold produced by Porgera in Papua New Guinea is sold directly to the Bank of Western Australia Limited, or BankWest. Proceeds for gold sold are received within two days of sale. The selling price is determined by the spot price at the time of sale and we are paid in Dollars. We do not have an interest in BankWest.

     Ore Reserves

     The tables below set out the Proven and Probable Ore Reserves that are the Group’s Ore Reserves as of June 30, 2004 and 2003, in both imperial and metric units. Our Ore Reserves are comprised of the total Ore Reserves of our wholly-owned subsidiaries, as well as our 20% attributable share of the Ore Reserves of the Porgera Joint Venture. In addition, our attributable 20% share of the Ore Reserves of the Porgera Joint Venture is based on the information disclosed by Placer Dome Inc. (which has a 75% interest in the Porgera Joint Venture) in its Annual Report for the fiscal year ended December 31, 2003, as filed with the SEC on Form 40-F on March 5, 2004. The Porgera Ore Reserves are estimated as at December 31, 2003, using appropriate cut-off grades associated with an average long-term gold price of $325 per ounce, and on the Australian Dollar Kina average long-term exchange rates to the Dollar of A$1.67 = $1.00 and K4.00 = $1.00.

     Ore Reserve estimates in this report are reported in accordance with the requirements of the SEC’s Industry Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life of mine plans within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See Item 4D.: “Property, Plant and Equipment” for a description of the rights in relation to each mine.

     In Australia and South Africa, we are legally required to publicly report Ore Reserves and mineral resources in compliance with the South African Code for the Reporting of Mineral Resources and Ore Reserves, or SAMREC Code, together with the Australasian Code for Reporting of Mineral Resources and Ore Reserves, or JORC Code, and the National Instrument 43-101 Standards of Disclosure for Mineral Projects dated February 2001. The SAMREC Code is based on, and is comparable with the JORC Code. The SEC’s Industry Guide 7 does not recognize mineral resources. Accordingly, we do not include estimates of mineral resources in this report.

     Ore Reserve calculations, are subject to a review conducted in accordance with SEC Industry Guide 7. Components of the calculations included in the geological models and input parameters of the reserve estimation procedures, were checked. In addition, visual inspection of the planning to deliver an individual block to the metallurgical plant, and the recovery, and deposition of the tails, took place. A check is also made of the financial input into the costs and revenue to affirm that they are within reasonable limits.

     The Ore Reserves are inclusive of diluting materials and allow for losses that may occur when the material is mined. Ore Reserve tons, grade and content are quoted as delivered to the gold plant. There are two types of methods available to select ore for mining. The first is pay-limit, which includes cash costs, including overhead costs, to calculate the pay-limit grade. The second is the cut-off grade which includes cash costs, excluding fixed overhead costs, to calculate the cut-off grade, resulting in a lower figure than the full pay-limit grade. The cut-off grade is based upon direct costs from the mining plan, taking into consideration production levels, production efficiencies and the expected costs. We use the pay-limit to determine which areas to mine, as an overhead inclusive amount that is indicative of the break-even position, especially for marginal mining operations.

     The pay-limit approach is based on the minimum in-situ grade of ore blocks, for which the production costs, which includes all overhead costs, including head office charges, are equal to a three year historical average gold price per ounce for that year. This calculation also considers the previous three year’s mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only blocks above the pay-limit grade are considered for mining. The pay-limit grade is higher than the cut-off grade, because this includes overhead costs, which indicates the break-even position of the operation, specifically significant for marginal mines.

When delineating the economic limits to the ore bodies we adhere to the following guidelines:

•	The potential ore to be mined is well defined by an externally verified and approved geological model created using our mining software;

•	The potential ore, which is legally allowed to be mined, is also confined by the mine’s lease boundaries; and

•	A full life of mine plan (physical 5 year plan) is constructed to mine the ore from existing infrastructure.

     Our Ore Reserves figures are estimates, which may not reflect actual reserves or future production. We have prepared these figures in accordance with industry practice, converting mineral deposits to an Ore Reserve through the preparation of a mining plan. The Ore Reserve estimates contained herein inherently includes a degree of uncertainty and depends to some extent on statistical inferences which may ultimately prove to have been unreliable.

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

     For fiscal 2004, in respect of our South African assets, Ore Reserves were determined assuming a gold price of approximately R90,023 per kilogram as determined from the three year historical average. In accordance with SEC Industry Guide 7. Based on the average exchange rate for fiscal 2004 the assumed Dollar gold price would be approximately $400 per ounce. At June 30, 2004, the Rand gold price was R79,851 per kilogram. In respect of our Australasian assets:

•	Ore Reserves for the Tolukuma Section were determined assuming a gold price of K1,288 per ounce ($400 per ounce at an exchange rate of K3.22 = $1.00) as at June 30, 2004; and

•	Ore Reserves in respect of our 20% attributable interest in the Porgera Joint Venture, are as determined by Placer Dome Inc. and as set forth in its Annual Report for the fiscal year ended December 31, 2003, and filed with the SEC on Form 40-F on March 5, 2004, assuming an average long-term gold price of $325 per ounce and exchange rates of A$1.67 = $1.00 and K4.00 = $1.00.

     For fiscal 2003, in respect of our South African assets, Ore Reserves were determined assuming a gold price of approximately R96,549 per kilogram as determined from the three year historical averages in accordance with SEC Industry Guide 7. Based on the average exchange rate for fiscal 2003 the assumed Dollar gold price would be approximately $330 per ounce. In respect of our Australasian assets, Ore Reserves for the Tolukuma Section were determined assuming a gold price of $350 per ounce at an exchange rate of K3.46 = $1.00 based on the Kina gold price and exchange rate as at June 30, 2003.

     The principal reasons for the decrease in our Ore Reserves as at June 30, 2004 (of 11.0 million) compared with June 30, 2003 (of 14.4 million), other than depletion which constituted 6% of the decrease, are as follows:

•	a decrease of 1.5 million ounces or 25% of the Ore Reserves at the Blyvoor Section due to the change in the pay-limit factors, mining mix and the decline in the Rand gold price;

•	a decrease of 3.4 million ounces or 41% of the Ore Reserves at the North West Operation due to the closure of the Buffels Section, the loss of 10% of the Ore Reserves at the Harties Section as these reserves cannot be mined economically past a 15 year life of mine, resulting from the scattered nature of the remaining Ore Reserves, escalation in costs, decline in the Rand gold price and higher pay limits;

•	an increase of 0.1 million ounces or 40% of the Ore Reserves at the Tolukuma Section due to updates to the geological model based on improved drilling and development information; and

•	an increase of 1.4 million ounces or 100% of the Ore Reserves due to the purchase of a 20% interest in the Porgera Joint Venture, as at December 31, 2003, noting that more current information is not available.

     Based on the revised Ore Reserves set forth below, the revised life of mine for our operations are as follows:

	Underground		Surface
Mine	2004	2003[1]	2004	2003[1]
South Africa
North West Operations
- Harties Section	15 years	19 years	0 years	1 year
- Buffels Section	2 months	8 years	0 years	9 years
Blyvoor Section	15 years	21 years	8 years	9 years
Crown Section[2]	n/a	n/a	7 years	7 years
ERPM Section[2]	9 months	11 years	6 years	9 years
Australasia
Tolukuma Section	3 years	2 years	2 years	1 year
Porgera Joint Venture[3]	4 years	—	11 years	—

     Our Ore Reserves as of June 30, 2004 and 2003 are set forth in the table below.

[1] Historical information based on the assumptions used as at June 30, 2003.

[2] The results of the Crown Section and its subsidiary ERPM are accounted for using the equity method.

[3] Our 20% interest in the Porgera Joint Venture was only acquired with effect from October 14, 2003.

Ore Reserves: Imperial

	At June 30, 2004
	Proven Ore Reserves			Probable Ore Reserves
			Gold			Gold
	Tons	Grade	Content	Tons	Grade	Content
	(mill)	(oz/ton)	(’000 ozs)	(mill)	(oz/ton)	(’000 ozs)
South African Operations
Blyvoor Section
Underground	13.56	0.23	3,081	3.78	0.20	743
Surface	29.37	0.02	505	—	—	—
Total Blyvoor Section	42.93	0.08	3,586	3.78	0.20	743
Buffels Section
Underground	0.06	0.20	12	—	—	—
Surface	—	—	—	—	—	—
Total Buffels Section	0.06	0.20	12	—	—	—
Harties Section
Underground	15.35	0.22	3,346	8.58	0.20	1,689
Surface	—	—	—	—	—	—
Total Harties Section	15.35	0.22	3,346	8.58	0.20	1,689
Papua New Guinea Operations
Porgera Section
Underground	0.20	0.24	48	0.54	0.26	139
Open pit	6.98	0.11	738	1.72	0.09	153
Surface	4.93	0.07	359	—	—	—
Total Porgera Section[1]	12.11	0.09	1,145	2.25	0.13	292
Tolukuma Section
Underground	0.27	0.57	153	0.09	0.43	38
Open pit	0.01	0.50	6	0.01	0.44	6
Surface	—	—	—	—	—	—
Total Tolukuma Section	0.28	0.57	159	0.10	0.43	44
Total
Underground	29.44	0.23	6,640	12.99	0.20	2,609
Open pit	6.99	0.11	744	1.73	0.09	159
Surface	34.3	0.03	864	0	0.00	0
Total[2]	70.73	0.12	8,248	14.72	0.19	2,768

[Additional columns below]

[Continued from above table, first column(s) repeated]

	At June 30, 2003
	Proven Ore Reserves			Probable Ore Reserves
			Gold			Gold
	Tons	Grade	Content	Tons	Grade	Content
	(mill)	(oz/ton)	(’000 ozs.)	(mill)	(oz/ton)	(’000 ozs)
South African Operations
Blyvoor Section
Underground	17.191	0.22	3,848	6.964	0.20	1,368
Surface	31.607	0.02	564	—	—	—
Total Blyvoor Section	48.798	0.09	4,412	6.964	0.20	1,368
Buffels Section
Underground	1.617	0.22	351	3.968	0.21	818
Surface	—	—	—	9.634	0.03	256
Total Buffels Section	1.617	0.22	351	13.602	0.08	1,074
Harties Section
Underground	23.788	0.20	4,714	12.492	0.19	2,323
Surface	—	—	—	1.025	0.02	21
Total Harties Section	23.788	0.20	4,714	13.517	0.17	2,344
Papua New Guinea Operations
Porgera Section
Underground	—	—	—	—	—	—
Open pit	—	—	—	—	—	—
Surface	—	—	—	—	—	—
Total Porgera Section[1]	—	—	—	—	—	—
Tolukuma Section
Underground	0.196	0.47	92	0.141	0.35	50
Open pit	0.001	0.62	1	0.003	0.84	2
Surface	—	—	—	—	—	—
Total Tolukuma Section	0.197	0.47	93	0.144	0.36	52
Total
Underground	42.792	0.21	9,005	23.565	0.19	4,559
Open pit	0.001	1.00	1	0.003	0.67	2
Surface	31.607	0.02	564	10.659	0.03	277
Total[2]	74.4	0.13	9,570	34.227	0.14	4,838

[1] Total Proven and Probable Ore Reserves for 2004 reflects our attributable 20% interest in the Porgera Joint Venture. This is based on the information disclosed by Placer Dome Inc. (which has a 75% interest in the Porgera Joint Venture) in its Annual Report for the fiscal year ended December 31, 2003, as filed with the SEC on Form 40-F on March 5, 2004.

[2] The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations and, as stated, are estimates of mill delivered tons.

Ore Reserves: Metric

	At June 30, 2004
	Proven Ore Reserves			Probable Ore Reserves
			Gold			Gold
	Tonnes	Grade	Content	Tonnes	Grade	Content
	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)
South African Operations
Blyvoor Section
Underground	12.301	7.79	95.823	3.432	6.73	23.110
Surface	26.645	0.59	15.721	—	—	—
Total Blyvoor Section	38.946	2.86	111.544	3.432	6.73	23.110
Buffels Section
Underground	0.057	6.82	0.389	—	—	—
Surface	—	—	—	—	—	—
Total Buffels Section	0.057	6.82	0.389	—	—	—
Harties Section
Underground	13.922	7.47	104.059	7.784	6.75	52.548
Surface	—	—	—	—	—	—
Total Harties Section	13.922	7.47	104.059	7.784	6.75	52.548
Papua New Guinea Operations
Porgera Section
Underground	0.180	8.33	1.497	0.489	8.83	4.314
Open pit	6.330	3.63	22.960	1.556	3.06	4.768
Surface	4.472	2.50	11.172	—	—	—
Total Porgera Section[1]	10.982	3.24	35.629	2.045	4.44	9.082
Tolukuma Section
Underground	0.244	19.49	4.760	0.081	14.73	1.193
Open pit	0.012	16.98	0.196	0.012	15.20	0.189
Surface	—	—	—	—	—	—
Total Tolukuma Section	0.256	19.37	4.956	0.093	14.79	1.382

[Additional columns below]

[Continued from above table, first column(s) repeated]

	At June 30, 2003
	Proven Ore Reserves			Probable Ore Reserves
			Gold			Gold
	Tonnes	Grade	Content	Tonnes	Grade	Content
	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)
South African Operations
Blyvoor Section
Underground	15.596	7.67	119.624	6.318	6.73	42.551
Surface	28.674	0.61	17.556	—	—	—
Total Blyvoor Section	44.270	3.10	137.250	6.318	6.73	42.551
Buffels Section
Underground	1.467	7.45	10.930	3.599	7.06	25.439
Surface	—	—	—	8.740	0.91	7.981
Total Buffels Section	1.467	7.45	10.930	12.339	2.71	33.420
Harties Section
Underground	21.581	6.79	146.620	11.333	6.37	72.255
Surface	—	—	—	0.930	0.70	0.651
Total Harties Section	21.581	6.79	146.620	12.263	5.95	72.906
Papua New Guinea Operations
Porgera Section
Underground	—	—	—	—	—	—
Open pit	—	—	—	—	—	—
Surface	—	—	—	—	—	—
Total Porgera Section[1]	—	—	—	—	—	—
Tolukuma Section
Underground	0.178	15.99	2.850	0.128	12.02	1.541
Open pit	0.001	21.21	0.018	0.003	28.72	0.077
Surface	—	—	—	—	—	—
Total Tolukuma Section	0.179	16.02	2.868	0.131	12.36	1.618

[1] Total Proven and Probable Ore Reserves for 2004 reflects our attributable 20% interest in the Porgera Joint Venture. This is based on the information disclosed by Placer Dome Inc. (which has a 75% interest in the Porgera Joint Venture) in its Annual Report for the fiscal year ended December 31, 2003, as filed with the SEC on Form 40-F on March 5, 2004.

[2] The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations and, as stated, are estimates of mill delivered tons.

	At June 30, 2004
	Proven Ore Reserves			Probable Ore Reserves
			Gold			Gold
	Tonnes	Grade	Content	Tonnes	Grade	Content
	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)
Underground	26.704	7.73	207	11.786	6.89	81
Open pit	6.342	3.65	23.156	1.568	3.16	5
Surface	31.117	0.86	26.893	0	0.00	0
Total	64.163	4.00	256.577	13.354	6.45	86

[Additional columns below]

[Continued from above table, first column(s) repeated]

	At June 30, 2003
	Proven Ore Reserves			Probable Ore Reserves
			Gold			Gold
	Tonnes	Grade	Content	Tonnes	Grade	Content
	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)
Underground	38.822	7.21	280	21.378	6.63	141.786
Open pit	0.001	18.00	0	0.003	25.67	0.077
Surface	28.674	0.61	18	9.67	0.89	8.632
Total	67.497	4.41	298	31.051	4.85	150.495

     The approximate mining recovery factors for the 2004 Ore Reserves shown in the above table are as follows:

	Underground			Surface
	Dilution (Sundries,
	Shortfall and		Metallurgical and		Metallurgical and
	Development)	Mine Call Factor	recovery factor	Mine Call Factor	recovery factor
Mine	(%)	(%)	(%)	(%)	(%)
Harties Section	23.1	81.5	95.0	Not applicable	Not applicable
Buffels Section[1]	28.7	81.3	95.0	Not applicable	Not applicable
Blyvoor Section	29.8	83.5	94.5	100.0	55.0
Tolukuma	19.3	87.0	91.0	95.0	91.0
Porgera[2]	Not available	100.0	86.7	100.0	84.0
Crown Section[3]	Not applicable	Not applicable	Not applicable	100.0	66.2
ERPM Section[3]	19.9	85.0	94.0	100.0	64.0

     The approximate mining recovery factors for the 2003 Ore Reserves shown in the above table are as follows:

	Underground			Surface
	Dilution (Sundries,		Metallurgical and		Metallurgical and
	Shortfall and	Mine Call Factor	recovery factor	Mine Call Factor	recovery factor
Mine	Development) (%)	(%)	(%)	(%)	(%)
Harties Section	32.6	85.0	96.0	100.0	80.0
Buffels Section	26.6	80.0	96.0	100.0	75.0
Blyvoor Section	20.0	82.0	95.0	100.0	60.0
Tolukuma	15.0	85.0	90.0	95.0	90.0
Crown Section[3]	Not applicable	Not applicable	Not applicable	100.0	61.2
ERPM Section[3]	19.9	85.0	96.0	100.0	62.0

     The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2004, for each category of Ore Reserves at our mines:

	Proven	Probable
Mine	Reserves	Reserves
South Africa
Harties Section	20 ft. by 27 ft.	246 ft. by 787 ft.
Buffels Section	20 ft. by 39 ft.	nil
Blyvoor Section	16 ft. by 24 ft.	98 ft. by 492 ft.
Crown Section[3]	328 ft. by 328 ft.	328 ft. by 328 ft.
ERPM Section[3]	15 ft. by 17 ft.	nil
Australasia
Tolukuma Section	3 ft. by 39 ft.	39 ft. by 98 ft.
Porgera[2]	49 ft. by 49 ft.	98 ft. by 98 ft.

     In fiscal 2004, the pay-limit approach was applied to the mineralized material database of our various shafts or business units in order to determine the tonnage and grade available for mining. In fiscal 2003, we also used the pay-limit approach to select ore for mining.

[1] The life of mine at the Buffels Section ends in August 2004, and the Ore Reserves are nil. Mining of redundant reserves and blocks originally bypassed may continue for a limited period thereafter.

[2] This is based on the information disclosed by Placer Dome Inc. (which has a 75% interest in the Porgera Joint Venture) in its Annual Report for the fiscal year ended December 31, 2003, as filed with the SEC on Form 40-F on March 5, 2004.

[3] The results of the Crown Section and its subsidiary ERPM are accounted for using the equity method.

     The underground reserves quoted as of June 30, 2004, are sensitive to operating costs and gold price assumptions as shown in the table below. These sensitivities are presented to give an indication of changes in reserves relative to the gold price assumptions used. All sensitivities have been calculated at an exchange rate of R7.00 = $1.00 for the South African operations and K3.22 = $1.00 for Papua New Guinea operations. No sensitivities are presented for Porgera as our disclosures are based on the publicly available information as at December 31, 2003, which did not include these sensitivities. At different gold prices, alternative mining strategies may be pursued to optimally exploit the orebody. Due to the re-processing nature of our surface operations, those reserves are not sensitive to the price of gold and are included in our reserve statement provided that the gold price per ounce exceeds the per ounce cost of processing the materials.

     Sensitivities, conducted using the $400 per ounce average gold price in local currencies, where applicable, indicate that there is material difference to the Ore Reserves as stated below. These sensitivities are presented to give an indication of changes relative to gold price. These are not supported by life of mine plans and should therefore only be considered as indicative and comparable on a relative basis. At different gold prices, alternative mining strategies may be pursued to exploit the orebody optimally. The mining process is dynamic and will thus have a “knock-on-effect” on the operating costs and pay limit grade associated with the change in scale of operations. The inclusion of large tonnages of surface material will also influence the Ore Reserve sensitivity.

	$320/oz				$360/oz			$400/oz
Operation	Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
	Mt	g/t	‘000 ozs	Tonnes	Mt	g/t	‘000 ozs	Tonnes	Mt	g/t	‘000 ozs	Tonnes
Buffels Section[1]
Proven	—	—	—	—	—	—	—	—	—	—	—	—
Probable	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—	—	—	—
Harties Section
Proven	9.6	8.5	2,604.6	81.011	13.0	8.2	3,420.7	106.395	14.0	7.5	3,357.2	104.421
Probable	3.9	7.7	953.7	29.665	5.0	7.0	1,115.6	34.700	7.8	6.8	1689.2	52.539
Total	13.5	8.2	3,558.3	110.675	18.0	7.8	4,536.3	141.095	21.8	7.2	5,046.4	156.960
Blyvoor Section
Proven	33.6	2.4	2,591.3	80.599	36.2	2.7	3,122.0	97.106	38.9	2.9	3,581.1	111.385
Probable	2.1	7.5	504.9	15.704	3.0	7.0	675.4	21.007	3.4	6.7	742.6	23.098
Total	35.7	2.7	3,096.2	96.303	39.2	3.0	3,797.4	118.113	42.3	3.2	4,323.7	134.483
Proven	43.2	3.7	5,195.90	161.61	49.2	4.1	6,542.70	203.501	52.9	4.1	6,938.30	215.806
Probable	6	7.6	1,458.60	45.369	8	7.0	1,791.00	55.707	11.2	6.8	2,431.80	75.637
Total	49.2	4.2	6,654.50	206.979	57.2	4.5	8,333.70	259.208	64.1	4.5	9,370.10	291.443

[Additional columns below]

[Continued from above table, first column(s) repeated]

	$440/oz				$480/oz
Operation	Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
	Mt	g/t	‘000 ozs	Tonnes	Mt	g/t	‘000 ozs	Tonnes
Buffels Section[1]
Proven	—	—	—	—	—	—	—	—
Probable	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—
Harties Section
Proven	18.9	7.2	4,381.5	136.281	20.6	7.1	4,723.2	146.909
Probable	8.1	6.2	1,602.4	49.840	10.7	5.4	1,869.1	58.136
Total	27.0	6.9	5,983.9	186.121	31.3	6.5	6,592.3	205.045
Blyvoor Section
Proven	40.6	2.9	3,827.2	119.041	42.6	3.0	4,077.7	126.832
Probable	3.9	6.4	814.3	25.328	6.1	5.8	1,136.6	35.352
Total	44.5	3.2	4,641.5	144.369	48.7	3.3	5,214.3	162.184
Proven	59.5	4.3	8,208.70	255.322	63.2	4.3	8,800.90	273.741
Probable	12	6.3	2,416.70	75.168	16.8	5.6	3,005.70	93.488
Total	71.5	4.6	10,625.4	330.49	80	4.6	11,806.6	367.229

	$320/oz				$360/oz				$400/oz
Operation	Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
	Mt	g/t	‘000 ozs	Tonnes	Mt	g/t	‘000 ozs	Tonnes	Mt	g/t	‘000 ozs	Tonnes
Tolukuma Section
Proven	0.2	19.9	158.9	4.943	0.3	19.5	158.6	4.933	0.3	19.4	159.3	4.956
Probable	0.1	15.4	43.4	1.351	0.1	15.1	43.9	1.367	0.1	14.8	44.5	1.383
Total	0.3	18.7	202.3	6.294	0.4	18.4	202.5	6.300	0.4	18.1	203.8	6.339

[Additional columns below]

[Continued from above table, first column(s) repeated]

	$440/oz				$480/oz
Operation	Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
	Mt	g/t	‘000 ozs	Tonnes	Mt	g/t	‘000 ozs	Tonnes
Tolukuma Section
Proven	0.3	18.9	161.3	5.016	0.3	18.6	161.9	5.035
Probable	0.1	13.4	47.6	1.481	0.1	12.7	48.7	1.514
Total	0.4	17.3	208.9	6.497	0.4	16.8	210.6	6.549

[1] The life of mine at the Buffels Section ends in August 2004, and the Ore Reserves are nil. Mining of redundant reserves and blocks originally bypassed may continue for a limited period.

Governmental regulations and its effect on our business

South Africa

Common Law Mineral Rights and Statutory Mining Rights

     Prior to the introduction of the MPRD Act in 2002, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Under the old regime, the term freehold title refers to a right of ownership of land and the surface thereof and the term “mining title” refers to a right of ownership of the minerals below the surface or the right to mine such minerals. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights, need to be converted to new order rights of use within certain prescribed periods, as dealt with more fully below.

Old Order Rights - Mining Authorizations

     Because mining authorizations issued under the previous regime remain valid, they are dealt with briefly. No person or mining entity may prospect or mine for minerals without being granted a prospecting or mining authorization. Prior to granting a prospecting or mining authorization, two requirements had to be fulfilled. First, the mining entity must either be the registered holder of the mineral rights or have obtained the written consent of the registered holder of the mineral rights to mine the minerals concerned for its own account. Second, the Department of Minerals and Energy, or the DME, must be satisfied with the scale, manner and duration of the intended prospecting or mining operations and must approve an Environmental Management Program, or EMP. A prospecting permit was issued for a limited period but could be renewed on application. A mining license was generally issued until such time that the minerals could no longer be mined in an economically viable manner. The rights enjoyed under these authorities will endure until they are converted within the period of time prescribed in the MPRD Act. Thereafter, such rights will lapse.

Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002

     Existing common law prospecting, mining and mineral rights, or old order rights, need to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRD Act.

     In respect of used mineral rights, the DME is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining plan, demonstrable technical and financial capability to give effect to the plan, provision for environmental management and rehabilitation, and compliance with certain black empowerment and social-economic guidelines. These applications need to be submitted within five years after the enactment of the MPRD Act on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Where we hold unused rights however, the application for conversion to mining or prospecting rights has to be submitted within one year. The requirements for unused rights are more stringent than for used rights, particularly insofar as participation in benefits from historically disadvantaged groups are concerned. The DME has, in these instances also a wider discretion to refuse an application for conversion. Under the new MRPD Act, mining rights are not perpetual, but endure for a maximum of thirty years, after which they may be renewed for a further thirty years. Prospecting rights are limited to five years, with one renewal of three years.

     If any of our applications for conversion are refused, rights for damages, based on expropriation will vest in the Company. The DME may attach specific conditions and limitations to the exercise of new order rights. It may, for example, reduce the area over which the new order right applies, if it is of the view that the prospecting or mining work programs submitted by an applicant do not justify the extent of the area covered by the old order right. They may also be suspended or cancelled by the Minister in the event of a breach or, in the case of mining rights, of non-optimal mining in accordance with the mining works program.

     The South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold tax formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of mine. This results in an additional tax benefit, not afforded to other commercial companies. In addition, the South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold taxation formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of mine. This results in an additional tax benefit not afforded to other commercial companies. In addition, the South African Government has indicated that it is looking at a revenue based royalty for mining companies, as outlined in the draft Mineral and Petroleum Royalty Bill, 2003, or Royalty Bill, which was released in March 2003 for comment. The Royalty Bill proposed a three percent royalty on gross revenue for gold mining companies. In conjunction with the South African Mining Development Association we have made submissions to the government outlining our concerns about a revenue based royalty and recommended a profit based royalty be introduced instead. In his budget speech in February 2004, the South African Finance Minister acknowledged that the draft Royalty Bill may need some refinement, but also stated that government’s preference is for a revenue based royalty, with introduction of the royalty as of 2009. The introduction of the proposed royalty would have an adverse effect on the profitability of our South African operations. We are currently evaluating the impact of the proposed royalty.

     In order to promote broader based participation in mining revenue, the MPRD Act provides for a Broad Based Socio-Economic Empowerment Charter, or Mining Charter, to be developed by the Minister within five years of commencement of the Act, beginning May 1, 2004. The mining industry has submitted its proposals on the content of the charter. In its current format its objectives include:

•	Increased direct and indirect ownership of mining entities;

•	expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;

•	expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities; and

•	promotion of beneficiation.

     Its sets certain numerical and timeframe goals on equity participation by historically disadvantaged South Africans of its South African mining assets. It recommends that these are achieved by, among other methods, disposal of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. Compliance with these objectives is measured on the weighted average “scorecard” approach in accordance with a draft scorecard which was published by the government in February 2003.

     We are supportive of addressing the legacies of the past through developing opportunities in accordance with the objects and parameters of the MPRD Act. We have demonstrated our commitment through our 40% associate company, CGR, through which we facilitated the acquisition of 60% of our interest in CGR by KBH. However, at this point we are unable to set out a definitive timeline of when we will comply with our objectives before the expiration of the 10 year time limit as the legislation was only recently passed. We are also unable to identify any permits, rights or investments which we may lose as a result of any non-compliance. The provisions of the Mining Charter apply to each mining company individually. Accordingly, it is not possible for us to meet our obligations by disposing of our less profitable operations which would undermine the objectives of the Mining Charter. As transactions, to comply with the Mining Charter, are to be at fair market value, we do not anticipate incurring any loss in fulfilling our obligations provided that we are able to identify suitable partners that are able to obtain adequate funding. The continued ownership of the mineral rights associated with the Argonaut Project is dependent on the conversion of the existing prospecting permit under the new MPRD Act. The application for conversion was submitted on September 30, 2004, and if granted will be valid for an initial period of two years. The permit will be extended further subject to the fulfillment of conditions associated with the initial two year period.

Mine and Safety Regulation

     The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs or reduce our production capacity.

     Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. We have contributed approximately $2.6 million over the past three fiscal years under the COID Act, to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

     Under the Occupational Diseases in Mines and Works Act, 1973 (as amended), or the Occupational Diseases Act, the multi-employer fund created pays compensation to employees of mines performing “risk work,” which is work declared to be “risk work” by the Minister for Health, usually in circumstances where the employee is exposed to dust, gases, vapors, chemical substances or other working conditions which are potentially harmful, if the employee contracts a “compensatable disease,” which includes pneumoconiosis, tuberculosis, a permanent obstruction of the airways, and any other disease declared to be so by the Minister for Health. No employee is entitled to benefits under the Occupational Diseases Act for any disease for which compensation has been received or is still to be received under the COID Act.

     In the future, compliance with the Mine Health and Safety Act and the COID Act may require significant expenditures which could increase our costs or reduce the profitability of our South African operations. Currently the Group is compliant with these payment requirements, which are based on a combination of the employee costs and claims made during the year.

     Uranium and radon are often encountered during the ordinary course of gold mining operations in South Africa, and present potential risks for exposure of workers at those operations and the public to radiation in the nearby vicinity. We monitor our uranium and radon emissions, and believe that we are currently in compliance with all local laws and regulations pertaining to uranium and radon management and that we are within the current legislative exposure limits prescribed for workers and the public, under the Nuclear Energy Act, 1999 (as amended) and Regulations from the National Nuclear Regulator.

Environmental Regulation in South Africa

     Managing the impact of mining on the environment is extensively regulated by statute in South Africa. Recent statutory enactments set compliance standards both generally, in the case of the National Environmental Management Act, and in respect of specific areas of environment impact, as in the case of the Atmospheric Pollution Act (dust pollution), the National Water Act (managing effluent), the Environmental Conservation Act (waste disposal) and the Nuclear Energy Act (latent radon contamination). Liability for environmental damage is also extended beyond the corporate veil to impose personal liability on managers, and directors of mining corporations that are found to have violated applicable laws.

     Managing the impact on the environment by mining operations is extensively provided for in the MRPD Act. The MRPD Act has onerous provisions for personal liability of directors of companies whose mining operations have an unacceptable impact on the environment.

     Under the MPRD Act, new order mining licenses are not issued unless a complete environmental impact assessment is conducted and all potentially affected parties have been given an opportunity to comment on the proposed mining. Mining companies are also required to demonstrate both the technical and financial ability to sustain an ongoing environmental management program, and achieve ultimate rehabilitation, the particulars of which are to be incorporated in an environmental management program, or EMP. This program is required to be submitted and approved by the Department of Minerals and Energy, or DME, as a prerequisite for the issue of a new order mining license. Financial provision is made by depositing funds into a rehabilitation trust fund. We have a registered fund for each of North West Operations, Blyvoor Section, Durban Deep Section and the West Wits Section and our associate, CGR, has registered funds for the Crown and ERPM Sections. These funds are discussed below.

     The MPRD Act imposes specific, ongoing environmental monitoring and financial reporting obligations on the holders of mining licenses.

     Because of the diverse nature of our operations, ranging from underground mining to surface reclamation activities, environmental risks vary from site to site. These risks have been addressed in EMPs which have been submitted to the Department of Water Affairs, or DWAF, and are reviewed and updated on an annual basis. As of June 30, 2004, EMPs have been submitted for all operations in South Africa and all have been approved by the DWAF. Additionally, the key environmental issues have been prioritized and are being addressed through active management input and support and progress measured in terms of activity schedules and timescales determined for each activity. Two environmental compliance assessments have been conducted at the Blyvoor Section and the Crown Section, which both show that these mines are in substantial compliance with the conditions of their EMPs. The environmental compliance assessments for ERPM and the North West Operations are due in February 2005 and June 2005 respectively.

     Our existing reporting and controls framework is consistent with the additional reporting and assessment requirements of the MPRD Act.

Papua New Guinea

     Mineral exploration and mining operations in Papua New Guinea are principally regulated by the following legislation:

•	Papua New Guinea Mining Act 1992 and Mining Regulations 1992, or the Mining Act and Regulations;

•	Mining Safety Act and Regulations; and

•	Papua New Guinea Environmental Act 2000 and Regulations 2000, or the Environmental Act and Regulations.

     Current mining activities at the Tolukuma Section are covered by a mining lease (ML 104), granted under the Mining Act. The initial term of this lease was for a period of 8 years, which was renewed for a further 10 years, expiring 2012. The mining lease may be renewed for further periods not exceeding 10 years in accordance with applicable laws. Current exploration activities are covered by a number of exploration licenses. These licenses have been granted for a term not to exceed two years but can be renewed for further two year periods. In total, there are 11 exploration licenses or applications covering the Tolukuma Section.

     The Porgera Joint Venture has approval to work the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract, or the Porgera Contract, between the Government of Papua New Guinea and the members of the Porgera Joint Venture. The Porgera Contract specifies, among other matters, the annual rents that must be paid for the Special Mining Lease and the various classes of compensation that are payable to the landowners for the various land uses. The Special Mining Lease, which expires in 2019, encompasses approximately 5,535 acres (2,240 hectares) including the mine area and the areas in which the project infrastructure is located. There is no expiration date for the Porgera Contract, but it is tied to the continuation of the Special Mining Lease. Leases for mining purposes have also been awarded by the Government of Papua New Guinea for land use associated with the mining operation such as waste dumps, campsite, and an airstrip. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps. These permits are renewable on a regular basis and are subject to public hearing before approval.

     The Tolukuma and Porgera Sections are operated subject to the requirements of the Mining Act and Regulations and the Mining Safety Act and Regulations as applied by the Papua New Guinea Government. We believe all requisite licenses and permits are in good standing.

The Mining Safety Act and Regulations

     The Mining Safety Act and Regulations sets out in detail the standards pertaining to safe and responsible mining. It lays down the conditions a mining operation has to comply with to ensure that the health and safety of all workers is protected. It includes requirements pertaining to worker training, risk assessment and safe working procedures with regard to all activities associated with mining.

Environmental Regulations in Papua New Guinea

     The Tolukuma and Porgera Sections are subject to the Environmental Act and Regulations which came into effect on January 1, 2004. The Environmental Act and Regulations provide for objective criteria for regulating the impact of activities on the environment, as well as the regulation of air and water pollution. Both the Tolukuma and Porgera Sections have a number of licenses and permits with which those respective operations are required to comply.

     The activities at the Tolukuma and Porgera Sections are categorized under the Environmental Act and Regulations as Level 3 activities because of the size and complexity of their processes. Level 3 activities are subject to more rigorous regulation as they are regarded as being more likely to create an adverse impact on the environment. Under the grandfathering provisions under the Environmental Act and Regulations, both the Tolukuma and Porgera Sections are able to continue to operate under each of their existing environmental plans and permits.

     An environmental plan for the mining related activity at the Tolukuma Section, was submitted to the Directorate Environment and Conservation, or DEC, in Papua New Guinea, in November 1993 and was approved, subject to certain conditions, on May 24, 1994. The three principal conditions were:

•	submission of an environmental management and monitoring program;

•	rehabilitation on a progressive basis throughout the life of mine and progress reports every six months; and

•	develop a final site rehabilitation plan and submit the plan four years from the date of final plant commissioning.

     Tolukuma submitted their environmental management and monitoring program in July 1994 and have adhered to its requirements.

     Similarly an environmental plan for mining related activity at Porgera, was submitted and was approved by the DEC.

     A detailed review of the environmental issues and concerns for the Tolukuma and Porgera Sections are provided under Item 4D.: “Property, plants and equipment – Description of Significant Subsidiaries, Properties and Mining Operations” under “Environmental and Closure Aspects.”

Environmental Regulation in Fiji

     Managing the impact of mining on the environment is regulated by various statutes in Fiji, dealing with various mining and mining-related activities and the effect that they may have upon the environment.

     The Fijian Mining Act regulates mining activities generally within Fiji. In particular:

•	the Director of Mines grants mining permits and leases under the Fijian Mining Act and has the power to attach conditions to those permits or leases. Under certain provisions of the Fijian Mining Act, the Director of Mines has power to cancel a lease or permit where the holder of that lease or permit has failed to comply with certain requirements of the Mining Act;

•	the Fijian Mining Act places an obligation on the owners of mining leases in Fiji to take all necessary actions to restore land once mining operations cease. There is also a requirement under the Act to pay compensation to land owners for any damage to the surface of land caused by the mining operations; and

•	pollution of a watercourse is an offence under the Fijian Mining Act, although permits can be obtained to authorize the deposit of sludge and tailings. The Mining Act requires all areas of subsidence to be clearly marked and fenced off with warning signs posted. Failure to comply with these provision is again an offence. The Fijian Mining Act also contains provisions regulating the storage and protection of chemicals and poisons and accompanying washes and antidotes, dust abatement requirements and the construction of dams.

     The general penalty under the Fijian Mining Act, where the section does not impose a specific penalty, is a fine of 200 Fijian Dollars or six months imprisonment or both.

     In addition to the Fijian Mining Act, the Rivers and Streams Act create temporary and special water rights. The Water Supply Act imposes a penalty for polluting a water supply of F$100.

     Health and safety legislation also imposes upon employers a duty to take all practicable measures to minimize the risk of explosions and to render safe hazardous conditions and materials.

     As mining and environmental protection legislation in Fiji is still in the early stages of development, penalties for breaching the existing mining and environmental protection legislation are relatively small compared to international standards. However, the Fijian Parliament is currently considering an Environment Management Bill which, if passed, will introduce a number of environment protection measures, many of which will impact the mining industry. The Bill contains provisions imposing liability upon directors for offences committed by a company.

Financial Provision for Rehabilitation

     We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. In South Africa we have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2004, we held a total of $22.8 million in trust, the balance held in each fund being $1.8 million (2003: $1.4 million) for West Wits Section, $16.4 million (2003: $13.2 million) for Buffels Section, $2.5 million (2003: $2.0 million) for Blyvoor Section and $2.1 million (2003: $1.3 million) for the Durban Deep Section. Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.

     The fund for the Buffels Section includes provision for the Harties Section. The financial provision for the West Wits Section and Durban Deep Section have been consolidated into a single fund.

     We address shortfalls in the funds by accruing trust investment income for the benefit of the funds and by replenishing it with the proceeds from the sale of redundant mining equipment at the end of the life of the mine. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

     Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the life of mine, the MPRD Act assumes a fully compliant fund at any given time in the production life of a mine. The DME appears to have taken a practical approach in dealing with this change, and has indicated that the traditional ring fencing of funds may, for investment purposes be relaxed, and that insurance instruments may also be received subject to the DME’s consent, to make up the shortfall in available cash funds.

     The aggregate group rehabilitation, reclamation and closure cost provision was calculated at June 30, 2004 at $39.1 million, up from $24.6 million on June 30, 2003. The increase is attributable to the inclusion of the provision for the environmental closure of Porgera when it reaches the end of its life of mine, and the strengthening of the Rand against the Dollar.

4C. ORGANIZATIONAL STRUCTURE

     The following chart shows our principal subsidiaries, associate, joint venture and investments as of June 30, 2004. All of our subsidiaries are incorporated in South Africa unless otherwise indicated. The Company, Durban Roodepoort Deep, Limited, holds the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of the Company’s directly held subsidiaries.

     4D.: PROPERTY, PLANT AND EQUIPMENT

     The following maps set out the location of our mines and projects in South Africa, Papua New Guinea and Fiji.

CROWN OPERATIONS
Johannesburg
Carletonville
Argonaut Project
ERPM
Vereeniging
BLYVOORUITZICHT (incorporating Doornfontein)
Potchefstroom
Klerksdorp
NORTH WEST OPERATIONS (incorporating Hartebeestfontein and Buffelsfontein)
Pretoria
Johannesburg
Durban
Cape Town
Port Elizabeth

Description of Significant Subsidiaries, Properties and Mining Operations

South Africa

West Witwatersrand Basin Geology

     The North West Operations, which is comprised of the Buffels Section and Harties Section, and the Blyvoor Section are predominantly underground operating mines located within a geographical region known as the Witwatersrand Basin, exploiting gold bearing reefs in addition to certain surface sources. The Crown Section and the ERPM Section are also located within the Witwatersrand Basin and exploit various surface sources, including sand and slime tailings deposited as part of historical mining operations. The ERPM Section is predominantly an underground mining operation with a surface operation for the processing of sand from the Cason Dump. Our underground operations are typical of the many gold mining operations in the area which together have produced approximately 1.5 billion ounces of gold over a period of more than 100 years.

     The Witwatersrand Basin comprises a 4 mile (6 kilometres) vertical thickness of sedimentary rocks situated within the Kaapvaal Craton, extending laterally for approximately 186 miles (299 kilometres) east-northeast and 62 miles (100 kilometres) south-southeast. The sedimentary rocks generally dip at shallow angles towards the center of the basin though locally this may vary. The Witwatersrand Basin is Archaean in age and the sedimentary rocks are considered to be approximately 2.7 to 2.8 billion years old.

     Gold mineralization in the Witwatersrand Basin occurs within horizons termed reefs. These occur within seven separate goldfields located along the eastern, northern and western margins of the basin. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. As a result of faulting and other primary controls of mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 6 feet (2 metres) thick but in certain instances, these deposits form stacked elastic wedges which are hundreds of feet thick.

     The gold generally occurs in native form within the various reefs, often associated with pyrite and carbon.

North West Operations

Overview

     We own 100% of the North West Operations through our wholly owned subsidiary the Buffelsfontein Gold Mines Limited, which in turn owns 100% of the Hartebeestfontein Gold Mining Company Limited and Duff Scott Hospital (Pty) Limited. The consolidated mining operations of the North West Operations consist of the Buffels Section and the Harties Section, which lie adjacent to each other within the Klerksdorp Goldfield on the northwestern rim of the Witwatersrand Basin. At June 30, 2004, the net book value of the mining assets at the Buffels Section was $1.4 million and at the Harties Section was $26.3 million, with a workforce at the North West Operations of approximately 7,600 workers, including contractors.

     Since its inception in 1949, the Buffelsfontein Gold Mine Limited has produced over 32 million ounces of gold, with 20,100 tons of uranium as a by-product. In fiscal 2004, the operations produced 341,861 ounces of gold.

     Mining activity at the Harties Section, including exploration, development and production dates back to 1949 with gold production from the area totaling over 38 million ounces, with uranium oxide, sulfuric acid, pyrite and silver being recovered as by-products.

     The Proven and Probable Ore Reserves of the Buffels Section at June 30, 2004, were estimated at less than 0.1 million ounces. The mine has reached the end of its economic life. Number 11 Shaft closed in April 2004 and Number 9 Shaft closed in September 2004. There are 5.0 million ounces of Ore Reserves for the Harties Section. Accordingly, the Buffels Ore Reserves have been decreased to nil, while only selective mining is taking place at the Number 6 Shaft at the Harties Section.

     On July 21, 2003, we entered into a 60-day review period on our North West Operations designed to restore the operations to profitability. An agreement was reached with all labor organizations and the process was completed on September 21, 2003, with approximately 3,000 employees retrenched and the placing of Number 6 Shaft of the Harties Section on a “care and maintenance” program, effectively suspending the use of the asset. On March 16, 2004, we reopened the Number 6 Shaft at the Harties Section to mine high grade areas on a selective basis. We recalled approximately 800 employees previously retrenched from the North West Operations to man this shaft. On February 18, 2004, we announced the closure of the Number 11 Shaft in the Buffels Section after the revised work practices implemented based on the operational review proved to be unsustainable. As a result, approximately 1,000 employees were retrenched. The total cost of the July 21, 2003 and March 16, 2004 retrenchments was $7.1 million.

     With the continuing strength of the Rand and the decline in the Rand gold price, we entered into a 60-day review period at the Buffels Section at our North West Operations on June 26, 2004, in order to restore profitability. An agreement was reached with all the relevant parties early in August 2004 to close the Number 9 Shaft, but to keep the Number 10 and 12 Shafts in operation, on the condition that certain defined sustainability thresholds are met. This agreement resulted in the retrenchment of 120 employees at this mining operation during fiscal 2005, at a cost of R 3.7 million ($0.6 million). As at October 31, 2004 a total of 603 employees are employed at Number 10 and 12 Shafts.

Property

     The North West Operations are located in the Klerksdorp Goldfield of the Witwatersrand Basin approximately 100.0 miles (160.9 kilometres) southwest of Johannesburg near the towns of Stilfontein and Klerksdorp, North West Province, and are reached via the R12 Johannesburg-Potchefstroom-Kimberley highway.

     The climate of the Highveld area (at an elevation of 5,249 feet (1,600 metres) above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees Fahrenheit (-5 degrees Celsius) in June and July to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and January.

     The mines’ infrastructure includes the shaft complexes, metallurgical plants, engineering workshops and its associated tailings dams. Buffels has mining title to 17,575 acres (7,113 hectares) and freehold title to 4,893 acres (1,980 hectares). The Harties Section has mining title to 15,560 acres (6,297 hectares) and freehold title to 375 acres (152 hectares), all held in the name of Buffels. The Buffels Section consists of one mining license, ML4/2001 in respect of statutory mining rights, and one prospecting permit, RP54/2002 in respect of statutory mining rights and mineral rights held by the Buffels Section. We are in the process of converting these old order property rights to new order rights under the MPRD Act.

     Accommodation for staff is situated on the property as well as in the neighboring towns of Stilfontein and Klerksdorp. In addition to mining its lease area, the Buffels Section currently operates and mines the adjoining Harties Section mineral rights areas and another area pursuant to royalty-based tribute agreements with Lucas Block Minerals Limited, a South African company, and the Harties Section.

     The average mining depth at the Harties Section is 5,322 feet (1,622.1 metres), 961 feet (292.9 metres) below mean sea level and at the Buffels Section is 6,099 feet (1,859 metres), 1,790 feet (545.6 metres) below mean sea level.

History

1949	Hartebeestfontein Gold Mining Company Limited, or Hartebeestfontein, was incorporated as a public company in South Africa on June 20, 1949. The company is dormant and no longer trades.

1995	Buffelsfontein Gold Mines Limited, or Buffels, was incorporated and registered as a public company in South Africa on September 20, 1995, under the name Camelian Investments (Pty) Ltd. Camelian Investments changed its name to Buffelsfontein Gold Mines Ltd on December 29, 1995. As of December 31, 1995, Buffels acquired the assets and liabilities of the Buffelsfontein mine division of Buffelsfontein Gold Mines Company Limited previously managed by Gencor Limited, a South African mining company.

1997	We acquired Buffels on September 15, 1997.

1999	On August 16, 1999, Buffels acquired both the Harties business assets and Hartebeestfontein from Avgold Limited.

2003	On July 21, 2003, we entered into a 60-day review period of our North West Operations. The process was completed on September 21, 2003, with approximately 3,000 employees retrenched at a cost of $6.5 million and the placing of certain infrastructure (Number 6 Shaft at the Harties Section) on a “care and maintenance” program.

2004	In March 2004, the Number 6 Shaft at the Harties Section was reopened to mine high grade areas on a selective basis. We recruited 800 staff previously retrenched to man this shaft. In April 2004, the Number 11 Shaft at the Buffels Section was closed as the shaft reached the end of its economic life. Approximately 1,000 employees were retrenched at a cost of $0.6 million. In September 2004, the Number 9 Shaft at the Buffels Section was closed as the shaft reached the end of its economic life.

Geology and Mineralization

     The Buffels Section and Harties Section, are predominantly underground operating mines located within a geographical region known as the Witwatersrand Basin, that exploit gold bearing reefs consisting of Vaal Reef ore and surface sources from previously discarded low-grade rock dumps. The Vaal Reef is an oligomictic, quartz-pebble conglomerate no more than 20 inches (50 centimeters) thick. Gold is present throughout the reef horizon, but is concentrated on the bottom contact, where carbon commonly forms as a thin seam.

     The Buffels Section has exploited the Vaal Reef, occurring within the Central Rand Group of the Witwatersrand Supergroup, at the base of the Strathmore formation. The bulk of the Buffels Section Ore Reserves have been mined-out but the infrastructure is being used to access remnant reserves and blocks originally bypassed because of structural complexity. Access from the surface to the current underground workings of the mine is through vertical and underground incline shafts. Mining of the reef takes place in stope panels. Holes are drilled into the solid rock and are charged with explosives and blasted. The loosened rock is removed from the stope panels and is conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and conveyed to the metallurgical plant for gold extraction.

     Similar to the Buffels Section, the Harties Section exploits the Vaal Reef within the Central Rand Group of the Witwatersrand Supergroup. Gold production at the Harties Section started in 1955 on the Vaal Reef. By the late 1990s the mine had reached a position where its life was dependent on the mining of shaft pillars and scattered remnants. The Harties Section has been converted from a high-grade mine with a short life to a medium-grade mine with a longer life. This has been achieved in three stages, firstly, by the conversion of the previous owners’ mine plan and operating method, secondly, by dropping the pay limits and putting in place a medium-term operational plan including the opening up of old mining areas for remnant mining, and thirdly, developing a sustainable life of mine plan that will be supported by areas not included in the previous owners’ mining plan due to high pay limits. Under our management, the mine has produced more than 1.6 million ounces of gold. The Proven and Probable Ore Reserves have been reduced to 5 million ounces. Opening up of abandoned pillar areas across the lease area is underway to ensure Ore Reserves over the life of mine. The Number 6 Shaft area at the Harties Section was reopened in fiscal 2002 to mine medium and low grade areas. The shaft was subsequently placed on a “care and maintenance” program in September 2003 due to the sustained decline in the Rand-gold price. The shaft was reopened in February 2004 to mine high grade areas on a selective basis.

Mining and processing

     Metallurgical processing facilities at the North West Operations include two operating plants. All the underground ore is processed by the Buffels or South Plant. All the surface material is currently processed in the North Plant previously known as the Low Grade Gold Plant, or LGGP, with limited underground material. These plants have a combined operating capacity of 260,000 tons per month, or tpm.

     South Plant: Commissioned in 1957, this plant, is also known as the Buffels Plant. The original plant was comprised of a conventional circuit including multi-stage crushing and grinding followed by standard dissolution and recovery circuits. The plant was modified from 1994 to 1997 through the closure and demolition of the original comminution sections. It is now comprised of a circuit including run of mine milling, thickening, leaching, filtration, zinc precipitation and smelting to doré. The operating capacity of the plant is currently 90,000 tpm. During fiscal 2004, we considered expanding the existing plant to 125,000 tpm, at an expected cost of $14.7 million. The proposed expansion was suspended due to the sustained decline in the Rand gold price and initial expenditure of $1.4 million was expensed.

     North Plant: Commissioned in 1987, this plant, also known as the Low Grade Gold Plant, is comprised of a circuit including crushing, closed circuit milling, thickening, cyanidation and gold recovery in a Carbon-In-Pulp, or CIP, plant, elution, electrowinning and smelting to doré. The current operating capacity of the plant is 170,000 tpm of low grade ore (1 gram per ton). This plant is currently being used to process mostly surface material and some underground material.

     Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. In South Africa, Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to the North West Operations is provided from the Kardell and Hermies substation located between Stilfontein and Orkney in the Buffels area. Electricity is supplied directly from the national power grid to these substations at 88,000 volts. Further substations, located on mine site, transform the power to 6,600 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption is about 852 gigawatt hours, or GWHr and the maximum demand is about 92 megawatts, MW.

     Several capital expansion projects were conducted over the period fiscal 2002 to fiscal 2004, including the upgrading of Ore Reserves of $3.2 million.

Environmental and closure aspects

     Activities in the Buffels and Harties Sections include underground mining. The North West Operations are situated in the Vaal River catchment area. The enforcement of compliance standards for the use and discharge of water is conducted by the DWAF, acting under the National Water Act. At the North West Operations, we pump water from underground to surface to prevent flooding and to keep underground workings accessible. Our environmental managers manage the use and discharge of water in accordance with a water management plan, compiled in accordance with the National Water Act, and approved by DWAF. In addition we maintain a rate of pumping that adequately deals with the ingress of water into underground workings, thus preventing the flooding of production areas.

     Our water management plan also addresses the management of seepage and effluent on surface from our installations and facilities, for example our reduction works and slimes dams. By having increased the water retention capacity of the paddocks at the Buffelsfontein tailings complex, including the return water dams, and by having installed a “draw off” system, return water is re-circulated to the plant, thus minimizing potential water pollution and utilizing polluted water more fully.

     Dust pollution is addressed through an active vegetation program and selective ridge plowing in areas marked for rehabilitation. The vegetation program for the tailings dams is preceded by a detailed scientific and site-specific evaluation of the tailings complex. Based on the results of geo-chemical analyses performed, the tailings medium is prepared for vegetation by the addition of lime to neutralize the natural acidic conditions and fertilizer. Vegetation is then established and care is taken to select species endemic to the area. A variety of species selected are then planted to ensure species diversity using either the leaching (irrigation) or dry land method. Regular monitoring is conducted. To address dust pollution in unvegetated areas, in the short-term, the open surface areas on top of the tailings dam are ridge ploughed mechanically. This method significantly reduces dust re-suspension. As an additional measure in inaccessible areas, environmentally friendly chemical and organic dust suppressants are employed, where necessary.

     While the total rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for the North West Operations, in current monetary terms as at June 30, 2004, is $18.5 million. This amount has been included in our provision for environmental rehabilitation, restoration and closure costs on our balance sheet. A total of $16.4 million has been contributed to the Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who are nominated by us and appointed as trustees by the Master of the High Court of South Africa.

Life of Mine

     Based upon a gold price of approximately R90,023 per kilogram (approximately $400 per ounce based on the average exchange rate for fiscal 2004) at June 30, 2004, the Proven and Probable Ore Reserves at the Harties Section were 5.0 million ounces. In fiscal 2003, based upon a gold price of approximately R96,549 per kilogram at June 30, 2003, the Proven and Probable Ore Reserves at the Harties Section were 7.1 million ounces. These reserves decreased by 2.1 million ounces due to depletion and as these Ore Reserves can not be mined economically past the projected life of mine, resulting from the scattered nature of the remaining Ore Reserves, escalation in costs, decline in the Rand-gold price and higher pay limits. The Proven and Probable Ore Reserves at the Buffels Section was less than 0.1 million ounces, as at June 30, 2004.

     In fiscal 2002, previously unprofitable areas of the Buffels and Harties Sections below a cut-off grade of 7.96 g/t at Buffels Section and 6.45 g/t at Harties Section were identified as potentially profitable areas to an increasing Rand gold price above R100,000 per kilogram. These areas consisted of medium and lower grade deposits and would increase the Ore Reserves and contribute towards the overhead costs to run the North West Operations. The lower grades require strict geological and mining controls in order to ensure they are mined profitably and are therefore riskier to mine. As a result of the decrease in fiscal 2003 and the 60-day review process at our North West Operations, the decision was made in September 2003 to stop mining the medium grades until the Rand gold price improves. Accordingly, the Buffels Ore Reserves have been decreased to nil, while only selective mining is taking place at the Number 6 Shaft at the Harties Section.

Current year production

     The North West Operations are our largest producer of gold and produced a total of 341,861 ounces of gold in fiscal 2004, with 298,681 ounces of gold from underground areas and 43,180 ounces from surface areas. In fiscal 2003, a total of 462,743 ounces were produced, with 384,296 ounces of gold from underground areas and 78,447 ounces from surface areas. This represents a decrease of 120,882 ounces or 26% of gold production from fiscal 2003.

     During fiscal 2004 gold production was at a cash1 and total cost1 of $393 and $442 per ounce, respectively. Gold production was 26% lower than in fiscal 2003 due to the restructuring of the mines at North West Operations in September 2003 following the 60-day review. Cash costs increased by 26% to $393 per ounce in fiscal 2004 from $312 per ounce of gold in fiscal 2003 and $219 per ounce of gold in fiscal 2002. The increase was primarily due to restructuring costs of $7.1 million, the appreciation of the Rand against the Dollar in fiscal 2003, as well as increased labor costs of $8.4 million. Total cost per ounce of gold of $442 per ounce constituted an increase of $121, or 38%, in comparison to the $321 per ounce recorded in fiscal 2003. In fiscal 2003 total cost per ounce of $321 per ounce decreased from $426 per ounce in fiscal 2002. The decrease in fiscal 2003 and related increase in fiscal 2004 is primarily attributable to the profit on financial instruments in fiscal 2003, as compared to fiscal 2002 and fiscal 2004. In monetary terms, this amounted to a loss of $1 per ounce in fiscal 2004, a profit of $55 per ounce in fiscal 2003, and a loss of $143 per ounce in fiscal 2002.

[1] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs to total costs see Item 5A.: “Operating Results.”

The following table details the operating and production results from the North West Operations for the past three fiscal years.

	Year ended June 30,
	2004	2003	2002
Production
Buffels
- Surface Operations
Ore mined (‘000 tons)	1,542	3,947	3,520
Recovered grade (oz/ton)	0.019	0.012	0.012
Gold produced (ounces)	28,776	49,061	43,339
- Underground Operations
Ore mined (‘000 tons)	548	972	633
Recovered grade (oz/ton)	0.171	0.155	0.198
Gold produced (ounces)	93,751	150,690	125,549
Harties
- Surface Operations
Ore mined (‘000 tons)	105	1,572	2,774
Recovered grade (oz/ton)	0.137	0.019	0.022
Gold produced (ounces)	14,404	29,386	60,347
- Underground Operations
Ore mined (‘000 tons)	1,286	1,802	1,873
Recovered grade (oz/ton)	0.159	0.130	0.166
Gold produced (ounces)	204,930	233,606	311,315
Total ounces produced	341,861	462,743	540,550
Results of Operations ($)
Revenues (‘000)	130,036	151,923	160,596
Production cost (‘000)	134,465	144,568	118,265
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)[1]	393	312	219
Total cost per ounce of gold ($)[1]	442	321	426

[1] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating Results.”

Blyvooruitzicht Mine

Overview

     We own 100% of the Blyvooruitzicht Gold Mining Company Limited, which in turn owns 100% of the Doornfontein Gold Mining Company Limited. The consolidated mining operation, referred to as the Blyvoor Section, consists of the adjacent mines of Blyvooruitzicht and Doornfontein which are located within the Carletonville Goldfields on the northwestern edge of the Witwatersrand Basin. Blyvoor was the first mine in the “West Wits” line. Together, these two operations have produced over 35 million ounces of gold since inception. The net book value of the mining assets at the Blyvoor Section is $48.5 million at June 30, 2004, with 4.3 million ounces of Ore Reserves.

     On June 28, 2004, we entered into a 60-day review period on the Blyvoor Section designed to restore the operations to profitability. The 60-day review was extended to September 13, 2004. On October 5, 2004, it was announced that 1,619 employees have been retrenched at a cost of approximately R32.0 million ($5.1 million), with possible future restructuring initiatives depending on the economic circumstances. In terms of the agreement, organized labor recorded its commitment to certain production targets, and undertook not to disrupt production for at least six months for reasons related to restructuring of the operations.

     As of June 30, 2004, the mine has approximately 5,300 employees, including approximately 850 contractors.

Property

     The Blyvoor Section is located on the West Wits line within the Far West Rand Goldfields on the northwestern rim of the Witwatersrand Basin, near the town of Carletonville, Gauteng Province, about 50.0 miles (80.5 kilometres) south-west of Johannesburg and is reached via the R528 road to Carletonville on the N12 Johannesburg-Potchefstroom-Kimberly highway.

     The climate of the Highveld area (at an elevation of 5,249.3 feet (1,600 metres) above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees Fahrenheit (-5 degrees Celsius) in June and July to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and January.

     The operating facilities are all situated on property belonging to the Blyvoor Section, and include the shaft complexes, administrative offices for the managerial, administrative, financial and technical disciplines, extensive workshops and consumable stores, the metallurgical plants, tailings dams and waste rock dumps. Blyvoor also houses the majority of its employees in Blyvoor-owned houses on the property and in the town of Carletonville. The normal support structures, including training, security, sport and recreational facilities, schools and churches are situated on the property. Blyvoor has mining title to 16,242 acres (6,573 hectares) and owns 5,138 acres (2,079 hectares) of freehold property.

     The Blyvoor Section consists of one mining license, ML46/99, in respect of statutory mining rights and mineral rights held by Blyvoor. We are in the process of converting these old order property rights to new order rights under the MPRD Act.

History

1937	Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, was incorporated and registered as a public company in South Africa on June 10, 1937.

1942	Gold production commenced.

1995	Blyvoor acquired the Doornfontein Gold Mining Company Limited in November 1995.

1996	Blyvoor acquired the mineral rights representing the Western Deep Levels tribute area.

1997	We acquired the entire share capital of Blyvoor on September 15, 1997.

2001	Implementation of the Blyvoor expansion project.

2003	Commissioning of 4 and 5 Slimes Dam retreatment facility at a cost of $6.5 million.

2004	On June 28, 2004, we entered into a 60-day review period on the Blyvoor Section. The 60-day review was extended to September 13, 2004. On October 5, 2004, it was announced that 1,619 employees have been retrenched at a cost of approximately R32.0 million ($5.1 million), with possible future restructuring initiatives depending on the economic circumstances.

Geology and Mineralization

     The Blyvoor Section exploits the two gold-bearing pebble horizons in the Central Rand Goldfields, the Carbon Leader, which is one of the principal ore bodies in the goldfield, and the Middelvlei Reef horizons which occur in discrete channels over parts of the lease area approximately 246 feet (75.0 metres) vertically above the Carbon Leader Reef horizon. The Carbon Leader Reef is the principal economic horizon across the lease area and is a planar single sheet conglomerate. The Carbon Leader Reef typically comprises basal carbon seam, overlain by a thin, small pebble conglomerate, enriched in carbon in the lower portion. The grade of the Carbon Leader Reef is more variable than the Middelvlei Reef. The Middelvlei Reef consists of a variable number of polymictic quartz conglomerate bands, interbedded with coarse grain quartzites. The grade of the Middelvlei Reef is more erratic, with distinctive payshoots forming as southward-orientated linear zones.

     The Blyvoor Section was established in 1937 to exploit the rich Carbon Leader Reef but by the late 1980s had reached a position where continued existence of mining operations was dependent upon the mining of scattered Carbon Leader Reef remnants and limited sections of the lower grade Middelvlei Reef.

Mining and processing

     Access from the surface to the current underground workings of the mines is through a system of vertical and incline shafts situated at the Blyvoor and Doornfontein mines. Doornfontein was previously a separate mine adjacent to the Blyvoor mine but has since been merged to form the Blyvoor Section. The shaft system consists of four vertical shafts from the surface, thirteen sub-incline shafts and two sub-vertical shafts underground. Of these thirteen incline shafts, only nine are in operation and are used for the conveyance of personnel, pumping and hoisting of mined ore and waste.

     Two levels have been holed between the previous Doornfontein mine and workings within the Blyvoor lease extension (purchased in 1996 from Western Deep Levels Limited) to allow ore from the bottom of the Blyvoor workings to be trammed across and hoisted up via the Blyvoor Number 5 Shaft, from where, it is trucked to the gold plant. The average mining depth at the Blyvoor Section is 10,541 feet (3,213 meters), 5,292 feet (1,613 metres) below mean sea level.

     Mining of the reef takes place in stope panels. Holes are drilled into the solid rock and are charged with explosives and blasted. The loosened rock is removed from the stope panels and is conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and transported to the metallurgical plant for gold extraction.

     Metallurgical processing facilities at the Blyvoor Section are comprised of a single metallurgical plant. The process route is based on a conventional flowsheet comprising multi-stage crushing, open circuit primary and closed circuit secondary milling with hydrocyclones, thickening and cyanide leaching in a Carbon-in-Pulp, or CIP, carousel arrangement. The gold is recovered through electrowinning followed by smelting to doré. The circuit was recently modified by the closure of the filtration system and the commissioning of a modern carbon Kemix pumpcell plant.

     In April 2001, we launched the Blyvoor expansion project. The project, valued at R65.0 million ($10.4 million), was funded from the Industrial Development Corporation, or IDC, loan granted to Blyvoor, for this purpose. This project was to facilitate the commissioning of additional infrastructure and the opening up of additional mining areas to further enable the effective mining of reserves at the Blyvoor Section.

     In fiscal 2003, the Blyvoor Section processed an average of approximately 70,000 tpm of ore from the underground section and 135,000 tpm from surface rock dumps. With the depletion of the surface rock dumps, only remnant amounts are available for processing. Processing of material from the 4 and 5 slimes dam project, which was commissioned in December 2003, is building up to the planned processing capacity of 240,000 tpm and will replace the processing of the surface rock dump material which has been depleted. Initial processing of material took place from the 4 Slimes Dam and the recovery grades were below expectation. From August 2004, the processing of material from the 5 Slimes Dam commenced and the recovery grade has improved. With the conclusion of the 60-day review entered into on June 28, 2004, certain shafts were placed on a “care and maintenance” program, resulting in a decrease to a total of seven vertical and decline shafts.

     Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. In South Africa, Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to the Blyvoor Section is provided from the Wes Wits substation outside Carltonville. Electricity is supplied directly from the national power grid to the Wes Wits substation at 44,000 volts. Further substations, located on mine site, transform the power to 6,600 volts or 22,000 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption is about 432 GWHr and the maximum demand is about 66 MW.

     Several major capital expansion projects were conducted over the period fiscal 2002 to fiscal 2004, including processing and extension of Slimes Dams 4, 5 and 6 ($7.6 million), underground expansion projects ($1.5 million) and a water project ($0.4 million).

Exploration and Development

     At the beginning of fiscal 2003, the Blyvoor Section began a feasibility study looking at the opportunity to re-mine and treat the slimes dam material from the 4 and 5 Slimes Dam. The project was commissioned during November 2003 and completed at a cost of $6.9 million including the conversion of leaching tanks, linear screens, pipes and site construction. The Number 6 Slimes Dam has been extended to provide additional capacity for the tailings from this project at a cost of $0.7 million. The project involves the reclamation of approximately 24 million tonnes of slime material at a rate of 240,000 tpm by high water monitoring and processed through a CIP circuit. The project has an estimated life of 8 years and an average recovery grade of 0.02 ounces per ton at a cash cost of $200 per ounce1 of gold produced. The project costs were funded from the R65.0 million ($10.4 million) loan facility from the IDC. As at June 30, 2004, the project has not reached full production capacity and was producing at a cash cost of $272 per ounce1.

[1] Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating Results.”

Environmental and closure aspects

     The predominantly dolomitic geology of the area in and around the Blyvoor Section, and the resultant occasional occurrence of sinkholes and subsidences, exposes the Blyvoor Section to relatively unique environmental risks and costs associated with the remediation and filling of these sinkholes.

     Blyvoor has to maintain a rate of pumping of fissure water sufficient to keep the rate of rise of underground water below the level of underground workings. The required rate is in the order of 4 million gallons (14 million litres) per day. Water not used in the operations is discharged into the Wonderfonteinspruit and the Doorndraai Dam. In order to address the risk of contamination of ground water, streams and wetlands, water is sampled and the level of contaminants monitored in accordance with Blyvoor’s water management plan. Fissure water at Blyvoor is generally of a good quality, therefore we believe that the contribution of this water to pollution of water in the area is minimal.

     We have not conducted an assessment of the full scope of pollution to surface water as a result of the discharge from the Blyvoor Section. This is because the impact of our discharge cannot be addressed without addressing the impact from the discharge of other neighboring mining operations. The Far West Rand Dolomitic Water Association, of which all mining operations in the area are members, has undertaken two studies. Apportioned responsibility has been recognized by the DWAF and they have initiated an impact assessment on the Wonderfonteinspruit in order to assess the cumulative impact from the different mining operations. The first study, commissioned and completed in January 2003, addressed the methodologies proposed for filling in sinkholes and subsidences. The second study will address the impact of the flooding on the dolomitic aquifers when mining in the area ceases. This study has been commissioned and is scheduled to be completed by the end of 2005.

     Sinkholes are caused by ground water seeping into the underground dolomitic structures, which dissolve and weaken causing a collapse in the rock structure. Dolomitic rock could be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. The seepage may also cause pollution of fresh water resources stored in dolomitic formations, which if pumped to surface will result in pollution on the surface. The occurrence of sinkholes is limited to a particular area of the Blyvoor Section, which requires an active program in the water management plan to continuously divert ground water away from the affected area and reduce the risk of seepage into the dolomitic structure. Should the pumping apparatus fail and there is an excessive build up of surface water, this could over a period of time result in a weakening of the underlying dolomitic structure and the occurrence of a sinkhole in that area. In addition to purifying the water for our own use, we repair all sinkholes that form on our property, in accordance with industry and government standards. Sinkholes which form outside of our property are repaired by the Far West Rand Dolomitic Water Association.

     Pollution from slime dams is controlled by dust suppression and water management programs. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Environmentally friendly dust suppressants, such as molasses, are also applied when deemed necessary. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings complexes followed by the application of lime, to neutralize the natural acidic conditions, and fertilizer as the organic growth medium.

     Blyvoor has implemented a tailings reclamation project during fiscal 2004 and the environmental considerations have been a key feature of this project. As a result of this new project being implemented amendments to Blyvoor’s EMP have had to be made by the relevant regulator. The environmental management program identify the impacts associated with the reclamation of the dams and the extension of the Number 6 return water dam and identified remedial measures to minimize the risk. The DWAF visited the site in August 2004 and was satisfied with our environmental performance.

     While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for the Blyvoor Section, in current monetary terms as at June 30, 2004, is $6.6 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on our balance sheet. A total of $2.5 million has been contributed to a Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Life of Mine

     Based upon a gold price of approximately R90,023 per kilogram (approximately $400 per ounce based on the average exchange rate for fiscal 2004) at June 30, 2004, the Proven and Probable Ore Reserves of the Blyvoor Section were 4.3 million ounces. In fiscal 2003, based upon a gold price of approximately R96,549 per kilogram at June 30, 2003, the Proven and Probable Ore Reserves of the Blyvoor Section were 5.8 million ounces. The decrease of 1.5 million ounces is due to the change in the pay-limit factors, mining mix and decline in the Rand gold price.

     In the light of adverse costs, the Rand/Dollar exchange rate, the Rand gold price and current retrenchments, we are reassessing the life of mine to 15 years, as at June 30, 2004.

Current year production

     The Blyvoor Section produced a total of 233,094 ounces of gold in fiscal 2004, with 198,211 ounces from underground areas and 34,993 ounces from surface areas. This represents 29% of our total production of 808,145 ounces based on our subsidiaries and our attributable 20% interest in Porgera. In fiscal 2003, a total of 247,626 ounces of gold were produced compared to 253,025 ounces in fiscal 2002.

     Underground gold production has decreased from 203,000 ounces in fiscal 2003 to 198,211 ounces in fiscal 2004 due to operational difficulties. Steps to improve the shaft call factor and the enforcement of appropriate gold mining practices, will improve production efficiency and the production profile. The Blyvoor Section has also embarked on an extensive “old gold” project at all its shafts which includes vamping of crosscuts and haulages, and mud reclamation. A mid-shaft loading arrangement has also been installed at 1A Sub Shaft to relieve ore pass constraints underground. Surface gold production decreased from 44,626 ounces in fiscal 2003 to 34,883 ounces in fiscal 2004 due to the depletion of the surface rock dump material. This was offset in part by the slower than expected start up on the 4 and 5 Slimes Dam retreatment operation which produced 5,188 ounces in fiscal 2004.

     The planned increase in production and reduction of operating costs did not materialize in fiscal 2004 due to operational difficulties and the lower grade recovery during the initial processing stages of the 4 and 5 Slimes Dam retreatment operations. These factors and the strengthening of the Rand from R7.47 = $1.00 at June 30, 2003 to R6.28 = $1.00 at June 30, 2004, resulted in cash costs of $388 per ounce in fiscal 2004 compared to $263 per ounce in fiscal 2003 and total costs of $427 per ounce in fiscal 2004 compared to $110 per ounce in fiscal 2003. The increase in cash cost per ounce is mostly attributable to operational difficulties and a decrease in the recovered grade and the increase in total cost per ounce for the year is mostly attributable to the decrease in the profit on derivative instruments during fiscal 2004. As a result of operational difficulties, changes in senior management, Mr. M. Marriott was appointed as Divisional Director: South African Operations and acting General Manager for the Blyvoor Section with effect August 10, 2004. In response to the operational difficulties, we announced a 60-day review of the operations on July 28, 2004 in order to restore profitability.

     Cash costs from underground production were $263 per ounce for fiscal 2003 as a result of the commissioning of additional infrastructure, the opening up of additional areas to enable the effective mining of payable Ore Reserves as well as a stronger Rand against the Dollar. Total costs per ounce of gold produced decreased to $110 per ounce in fiscal 2003 from $327 per ounce in fiscal 2002. This decrease is primarily attributable to increased profits on financial instruments during fiscal 2003.

The following table details the operating and production results from the Blyvoor Section for the past three fiscal years.

	Year ended June 30,
	2004	2003	2002
Production
- Surface Operations
Ore mined (‘000 tons)	2,522	1,838	1,960
Recovered grade (oz/ton)	0.014	0.024	0.027
Gold produced (ounces)	34,883	44,626	52,854
- Underground Operations
Ore mined (‘000 tons)	916	970	838
Recovered grade (oz/ton)	0.216	0.210	0.239
Gold produced (ounces)	198,211	203,000	200,171
Total ounces produced	233,094	247,626	253,025
Results of Operations ($)
Revenues (‘000)	90,066	81,753	73,705
Production cost (‘000)	90,366	65,240	46,579
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)[1]	388	263	184
Total cost per ounce of gold ($)[1]	427	110	327

[1] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating Results.”

Crown Gold Recoveries (Pty) Limited (CGR)

Overview

     We own 100% of Crown Consolidated Gold Recoveries Ltd, or CCGR, which in turn owns 40% of Crown Gold Recoveries (Pty) Limited, or CGR. CCGR was incorporated in South Africa on May 23, 1997. Pursuant to a scheme of arrangement, we acquired 100% of CCGR on September 14, 1998.

     On June 12, 2002, we entered into an agreement with the Industrial Development Corporation of South Africa, or IDC, Khumo Bathong Holdings (Pty) Limited, or KBH, and CCGR whereby, with effect from July 1, 2002, we sold 3% of the entire issued share capital of and shareholders loans held in CGR to KBH and 57% of the entire issued share capital of and shareholders loans held in CGR to the IDC, for a total amount of $10.1 million. As part of this transaction, we loaned KBH R5.3 million ($0.7 million) to fund its initial purchase of 3% interest in CGR. According to the terms of the shareholders agreement entered into between these parties, the parties agreed that IDC would not remain a shareholder in CGR, but would transfer its shares and claims held in CGR to KBH. Accordingly, IDC granted an option to KBH to purchase its shares and claims held by it in CGR subject to certain terms and conditions. The option was exercised by KBH in July 2002 and KBH is currently the owner of 60% of the entire issued share capital of and shareholders loans held in CGR. CCGR holds 40% of the issued share capital of CGR, which has four wholly-owned subsidiaries, Crown Mines Limited, City Deep Limited and Consolidated Main Reef Mines and Estate Limited and East Rand Proprietary Mines Limited, or ERPM.

     On October 10, 2002, CGR entered into an agreement with third parties to purchase the entire issued share capital and all shareholders’ claims of ERPM for a purchase price of $11.0 million. CGR’s acquisition of ERPM has been approved by the South African competition authorities. ERPM is predominantly an underground mining operation located near the town of Boksburg on the East Rand, which is east of Johannesburg and approximately 60 miles (97 kilometres) from the Blyvoor Section. We loaned CGR the sum of R60.0 million ($8.0 million) to facilitate its acquisition of ERPM. We have subsequently loaned CGR an additional R9.9 million ($1.3 million), which CGR in turn loaned to ERPM as working capital. The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft. As of June 30, 2003, the loan had been repaid in full. Surface mining of the Cason Dump will continue, with treatment through the Knights plant for a further 5 years, based on the current rate of production of approximately 150,000 tons per month.

     CGR has a surface retreatment operation consisting of the Crown Central, City Deep and Knights business units, collectively referred to as the Crown Section. East Rand Proprietary Mines Limited, or the ERPM Section, is a wholly owned subsidiary of CGR and consists of an underground section and the Cason Dump surface retreatment operation. The underground mining operation at ERPM implemented a controlled closure programme which was scheduled to close in March 2005. Following the retrenchment of 806 employees in August 2004 at a cost of $0.6 million (R3.7 million), the mine has achieved a reduction in costs coupled with improved productivity. As a result the original planned closure of the underground section has been postponed. The Cason Dump surface re-treatment operation will continue to operate until 2010 under the management of the Crown Section based on the current rate of production of approximately 150,000 tons per month. The Crown Section undertakes the retreatment of surface sources deposited as tailing from non-operation mining sites across central Johannesburg.

     We have accounted for our 40% interest in CGR under the equity method commencing July 1, 2002. We have recognized losses generated by CGR and its subsidiaries against any advances we have made to them.

     At June 30, 2004, the CGR had approximately 846 employees, including approximately 440 contractors and ERPM had approximately 2,940 employees.

     The ability of CGR and ERPM to continue as a going concern conducting business depends on the support of their stockholders, secured lenders and creditors.

     Separate consolidated financial statements and notes thereto for CGR and its subsidiaries for its fiscal years ended June 30, 2004 and 2003, are being filed pursuant to Rule 3-09 of Regulation S-X. Reference is made to Exhibit 15.1 to our Annual Report on Form 20-F.

Current year production

     The following table details the operating and production results from the Crown and ERPM Sections for the past three fiscal years:

	Year ended June 30,
	2004	2003	2002
Production
Surface and underground operations (only surface operations in 2002)
Ore mined (‘000 tons)	4,772	4,884	12,297
Recovered grade (oz/ton)	0.020	0.016	0.011
Gold produced (ounces)	96,878	77,239	138,665
Results of Operations ($)[1]
Revenues (‘000)	—	—	40,606
Production cost (‘000)	—	—	28,254
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)[2]	—	—	204
Total cost per ounce of gold ($)[2]	—	—	278

     Our 40% share of gold production for CGR, including the Crown Section and ERPM Section, was 96,878 ounces in fiscal 2004 compared to 77,239 ounces in fiscal 2003, and 138,665 ounces for fiscal 2002. The increase in fiscal 2004 is due to increased output from the ERPM Section, included for only a portion of fiscal 2003, as this Section was acquired on November 1, 2002. The decrease in output from fiscal 2002 to fiscal 2003 was as a result of the sale of 60% of CGR to KBH, effective July 1, 2002.

     Our 40% share of gold production from the Crown Section was 51,982 ounces in fiscal 2004, which was lower than our 40% share of gold production of 56,495 ounces in fiscal 2003. The decrease is due to a decline in ore processed from 11,810 Mt in fiscal 2003 to 11,052 Mt in fiscal 2004. The yield remained unchanged at 0.012 ounces per ton.

     Our 40% share of gold production from the ERPM Section was 44,895 ounces in fiscal 2004, which was higher than our 40% share of gold production of 20,743 ounces in fiscal 2003. The increase in fiscal 2004 is due to the increase in production capacity from the underground section and the commencement of the Cason Dump surface retreatment operation. Total ore milled during fiscal 2004 doubled from 401 Mt in fiscal 2003 to 875 Mt in fiscal 2004.

     A discussion follows of the Crown and ERPM Sections:

Crown Section

Property

     The Crown Section is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations. It has mining rights to 5,787 acres (2,342 hectares) and has the right to occupy 1,490 acres (603 hectares) of freehold property. CGR is in the process of converting these old order property rights to new order rights under the MPRD Act.

[1] As a result of the sale of 60% of CGR to KHB with effect from July 1, 2002 the results of the Crown Section are no longer consolidated as a subsidiary into our results. Our remaining 40% is now accounted for using the equity method.

[2] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating Results.”

     The Crown Central operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately 6 miles (10 kilometres) west of the Johannesburg central business district in the province of Gauteng. Access is via Xavier Road on the M1 Johannesburg-Kimberley-Bloemfontein highway. The City Deep operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately 3 miles (5 kilometres) south-east of the Johannesburg central business district in the province of Gauteng. Access is via the Heidelberg Road on the M2 Johannesburg-Germiston motorway. The Knights operation is located at Stanley and Knights Road Germiston off the R29 Main Reef Road.

History

1979	Rand Mines Limited directors approved the formation of the company Rand Mines Milling & Mining Limited (RM3) to treat the surface gold tailings created from the underground section of the original Crown Mines, which had been in operation since the start of gold mining on the Witwatersrand in the late 1800’s. 1982 First plant commissioned at Crown Mines to process surface material.

1982	First plant commissioned at Crown Mines to process surface material.

1986	Second plant commissioned at City Deep to process surface material.

1997	Randgold Exploration Limited and Continental Goldfields of Australia entered into a joint venture with the intention to establish a company that would acquire dump retreatment operations on the Witwatersrand. This resulted in the formation of CCGR, which was incorporated as a public company in South Africa in May 1997. CGR, is a wholly owned subsidiary of CCGR and consists of the surface retreatment operations of Crown Central, City Deep and Knights.

1998	We purchased 100% of CCGR.

2002	KBH purchased 60% of CGR. We were appointed as joint manager of the operation with KBH.

Mining and processing

     The Crown Section undertakes the re-treatment of surface sources deposited as tailings from non-operational mining sites across central Johannesburg.

     Material processed by the Crown Section is sourced from numerous secondary surface sources namely, sand and slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period of time the material was deposited. Archive material is a secondary source of gold bearing material. This material is generally made up of old gold metallurgical plant sites as well as “river bed” material.

     The three metallurgical plants, known as the Crown Mines, City Deep and Knights, have an installed capacity to treat approximately 11.0 million tons of material per annum. Up to fiscal 2003, the Crown Section also operated the West Wits gold plant for the processing of sand and slime. The Crown Section also includes the ERPM plant discussed below. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits.

     Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. In South Africa, Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to the Crown Section is supplied to the Crown Central and City Deep business units from separate substations referred to as Jupiter and Number 15 Shaft Crown Mines, and for the Knights by the Ekhurhuleni Town Council. Electricity is supplied directly from the national power grid to the substation and town council at 44,000 volts. Substations, located on mine sites, transform the power to 6,600 volts for direct supply to the plants. The power supply is further reduced to 525 volts for smaller devices and equipment.

     For Crown Central and City Deep, the average annual power consumption is about 72 GWHr and the maximum demand is about 3.7 MW. For Knights the average annual power consumption is about 36 GWHr and the maximum demand is about 1.8 MW.

     Specific capital expansion projects include:

     Knights Residue Pipeline

     Pipeline and installation to transport the waste material (residue) from the plant to the slimes dam of approximately 13.8 miles (22 kilometers) in length with a total of $2.0 million spent, $1.8 million during fiscal 2003 and $0.2 million during fiscal 2004, respectively.

     City Deep - Mennels Dump

     Infrastructure to commence with the reclamation of sand from the dump, including power and water reticulation, construction of a tank farm, pumping equipment and the reticulation pipeline. This amounted to a total of $0.6 million spent during fiscal 2003.

     Knights - 4/A/19 Dump

     Infrastructure to commence with the reclamation of sand from this dump, including power and water reticulation, construction of a tank farm, pumping equipment and the reticulation pipeline to the plant. This amounted to a total of $0.7 million spent during fiscal 2004.

     Knights - 4/A/18 Dump

     Infrastructure to commence with the reclamation of sand from this dump, including power and water reticulation, construction of a tank farm, pumping equipment and the reticulation pipeline to the plant. This amounted to a total of $0.5 million during fiscal 2004, $0.4 million during fiscal 2003 and $0.4 million during fiscal 2002.

     CGR operates three plants with slight variations in design in each plant, with a processing capacity of approximately 1 million tpm, yielding approximately 0.01 oz/t (0.4 g/t). The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and CIL technology to extract the gold. As at June 30, 2004, the overall plant utilization is 95%.

     City Deep Plant: Commissioned in 1987, this surface/underground plant is comprised of a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, CIL, elution and zinc precipitation followed by calcining and smelting to doré. In 1998, the plant was converted to a slimes only operation. However, due to operational difficulties caused by the particulate nature of the slimes, the milling circuit has subsequently been recommissioned to facilitate the treatment of sand. As at June 30, 2004 the current operating capacity of the plant is 220,000 tpm.

     Crown Mines Plant: Commissioned in 1982, this surface/underground plant has already been modified and is comprised of a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré. As at June 30, 2004, the current operating milling capacity of the plant is 341,000tpm (leach circuit 496,000tpm).

     Knights Plant: Commissioned in 1988, this surface/underground plant is comprised of a circuit including screening, primary cycloning, spiral pre-concentration, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electrowinning and smelting to doré. As at June 30, 2004, the operating capacity of the plant was 352,000tpm. A portion of the surface material processed in the Knights plant owned by the Witwatersrand Gold Mining Realisation Trust, is subject to a 6% royalty of gold revenue received. As at June 30, 2004 this plant also processes 150,000tpm of surface material from the ERPM Section surface operation, the Cason Dump.

Exploration and development

     Exploration and development activity at the Crown Section involves the drilling of existing surface dumps and evaluating the potential gold bearing surface material owned by third parties that could be processed on a full treatment basis or purchased outright by the Crown Section.

Environmental and closure aspects

     The Crown Section operates at sites located in close proximity to significant municipal infrastructure, commercial and residential development. The major environmental risks remain associated with dust from various recovery sites, and effective management of relocated process material on certain tailings dams. The impact of windblown dust on the surrounding environment and community is addressed through a scientific monitoring and evaluation process, with active input from the University of Witwatersrand and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and applied specifically to each dust sample recovery monitoring site and integrated into CGR’s internal environmental assessment process. Although CGR completed a project for thickening re-processed tailings, there also remains a risk of localized sloughing which can result in that section of the tailings dam being closed temporarily, with repair work being done to the dam wall. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in CGR’s metallurgical plant. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. CGR has an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to that capacity of return water dams.

     Dust pollution is controlled through an active environmental management program for the residue disposal sites and chemical and organic dust suppression on recovery sites. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Additionally, environmentally friendly dust suppressants, such as molasses, are applied. Dust fall-out is also monitored. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings complexes followed by the application of lime, to reduce the natural acidic conditions, and fertilizer to assist in the growth of vegetation planted on the tailings dam.

     A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place. CGR believes the surface reclamation process at the Crown Section has several environmental merits as it has removed a potential pollution source and opens up land for development. The Crown Section has conducted its environmental management program performance assessment, the results of which will be finalized shortly and submitted to the DME, during 2005.

     While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, CGR has estimated that the total cost for the Crown Section, in current monetary terms as at June 30, 2004, is $8.4 million. A total of $0.9 million has been contributed to the Crown Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Life of Mine

     Based upon a gold price of approximately R90,023 per kilogram (approximately $400 per ounce based on the average exchange rate for fiscal 2004) at June 30, 2004, our 40% share of the Proven and Probable Ore Reserves of the Crown Section was 0.3 million ounces. CGR estimates that the life of the Crown Central and City Deep operations extends up to 2008 and the Knights operation extends up to 2011. In fiscal 2003, based upon a gold price of approximately R96,549 per kilogram, our 40% share of Proven and Probable Ore Reserves of the Crown Section were 0.4 million ounces. The year on year decrease is mostly attributable to depletion.

ERPM Section

Property

     The ERPM Section is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometres) east of Johannesburg. Access is via Jet Park Road on the N12 Boksburg-Benoni highway. Underground mining and recovery operations comprise relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, is conducted through the metallurgical plant, tailings deposition facilities and associated facilities.

     The mine exploits the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area.

     The planned controlled closure of the underground operations at ERPM, which has been postponed due to the current reduction in costs and improved productivity at the mine, encompasses the following process:

•	Limited pumping is to be done at South West Vertical shaft, or SWV Shaft, from June 1, 2004;

•	Underground mining operations at Far East Vertical Shaft, or FEV Shaft, will cease at the end of September 2004;

•	The reclamation of underground equipment at FEV Shaft will commence in October 2004 and extend to March 2005; and

•	Mining operations at Central Shaft will cease at the end of March 2005 or a later date, depending on prevailing circumstances.

History

1895	Formation of East Rand Proprietary Mines Limited.

1991	The FEV shaft was commissioned.

1999	The company was liquidated in August 1999. The mine was run by a small number of employees during liquidation. Underground flooding continued during liquidation.

2000	KBH took over control of the mine in January 2000. Operating as Enderbrooke Investments (Pty) Limited, or Enderbrooke, and employing an outside contractor, the mine re-commenced mining operations in February 2000.

2002	CGR purchased 100% of ERPM, from Enderbrooke.

2003	Underground fire at FEV Shaft, in February 2003. There was also a loss of Hercules Shaft in June 2003 and the loss of secondary outlet at the FEV shaft in November 2003.

2004	In July 2004 it was determined that the underground section would undergo a controlled closure program ending March 2005. The closure program has been postponed due to the current reduction in costs and improved productivity at the mine.

Mining and processing

     Underground mining operations at the ERPM Section are comprised of two vertical shafts known as FEV Shaft, and the Central Shaft. There are also three additional shafts namely the South East Vertical Shaft, or SEV Shaft, used for the transport of employees and materials and the hoisting of rock, the SWV Shaft and Hercules that are used for water pumping only. The Cason Dump Project is the retreatment of surface material mined from the defunct Cason shaft.

     At the FEV shaft, the Composite Reef is mined. This reef accounts for all the gold in the eastern portion of the mine. A high-grade concentration of gold, or payshoot, of the Composite Reef occurs in an arc which decreases in gold value from the northwest to the southeast. This high-grade payshoot is the result of sedimentological erosion and the reworking of the older gold-bearing pebble horizons with the gold being concentrated within the younger Composite Reef.

     In addition, in the mining area accessed from the FEV shaft, there is a significant fault development that trends roughly north-south and is exposed in the western faces. Faults in this area generally have small throws and are easily negotiated. Routine cover drilling is in place and several holes that are 650 feet (198.1 metres) in length have been drilled towards the east to locate a fault that appears to be seismically active. These holes indicate that future production will not be impacted by this fault. In the immediate short-term; however, as the mining activity approaches this geological feature, the risk of seismicity increases.

     In November 2003, the Hercules tertiary shaft was closed due to a collapse. At present, the FEV shaft and the Central shaft are used for mining and the SWV shaft and Hercules shaft are used for water pumping only. The SEV shaft is used for hoisting rock and lowering material. A minimum of R17 million ($2.7 million) is required to be spent immediately in order to upgrade the shaft infrastructure to ensure legal compliance.

     At June 30, 2004 the processing of ore from the underground section takes place in the ERPM plant with 65,000 tpm milling capacity and a 100,000 tpm of treatment capacity.

     An operational reassessment of the underground operations was undertaken in April 2004. Formal notice under the South African Labor Relations Act was issued on May 4, 2004, which required a review period of no less than 60 days to assess the operational performance of the ERPM underground operations to consider options to restore the operations to profitability. A task team comprising management, union representatives and labor was established to assess the proposals and make a final recommendation.

     On July 4, 2004, ERPM management announced that the underground mining operation was not sustainable, even at a higher Rand-gold price of R2,650 per ounce. As a result, a controlled closure program of the underground section was implemented and was expected to be completed by March 2005. Following the retrenchment of 806 employees in August 2004 at a cost of $0.6 million (R3.7 million), the mine has achieved a reduction in costs coupled with improved productivity. As a result, the original planned closure of the underground section has been postponed. It is estimated that approximately 1,480 employees could be retrenched at a cost of approximately $1.9 million (R12.3 million) if the closure program is completed. The remainder of the employees will either be transferred within that group, leave the service of the company through natural attrition or remain to work on the Cason Dump.

     Surface mining of the Cason Dump will continue, with treatment through the Knights plant for a further 6 years, based on the current rate of production of approximately 150,000 tpm. The design capacity from surface operations is 200,000 tpm. The success of the controlled closure process and the continuation of the Cason Project are dependent on the ongoing support of all stakeholders including labor, the unions, creditors and funders. Should any one of the stakeholders not co-operate during this process, the mine could be forced into liquidation resulting in further losses to employees, creditors and stockholders.

     Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. In South Africa, Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to the ERPM Section is provided to the Cason Dump, SEV and FEV Shafts from the Bremmer substation, located in close proximity to the mine in Boksburg. Transmission is at the rate of 88,000 volts. The Simmer Pan substation, located approximately 10 miles (16 kilometers) away from the mine site in Germiston, supplies the SWV and Hercules Shafts. Transmission is at the rate of 44,000 volts. The two substations, located on mine site, transform the power to 6,600 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption is about 240 GWHr and the maximum demand is about 52 MW.

     The on-mine substations are older in nature and undergo annual infrared testing to identify hot connections which are potential fire hazards and are subject to regular maintenance which includes the inspection of the settings, blades and changing the transformer oil in the circuit breakers.

     Several major capital expansion projects were conducted over the period fiscal 2002 to fiscal 2004, including infrastructure to reclaim the Cason Dump, of $6.8 million.

Exploration and development

     Exploration and development activity has been curtailed at the ERPM Section with the decision to close the underground section by March 2005 or a later date, depending on prevailing circumstances. In fiscal 2004, further drilling of the Cason Dump was undertaken to complete the feasibility study for the retreatment of the surface source. The dump was created from 1922 to 1959, when mining from the Cason shaft took place. The grade profile ranges from 0.01 oz/t to 0.10 oz/t (0.2 g/ton to 3.3 g/ton).

Environmental and closure aspects

     There is a regular ingress of water into the underground workings of the ERPM Section, which was contained by continuous pumping from the underground section. On May 31, 2004, ERPM stopped continuous pumping of water from the underground section for financial reasons due to the withdrawal of the subsidy and the low Rand gold price making the cost of full time pumping unaffordable, with occasional pumping to surface conducted on weekends. Studies on the estimates of the probable rate of rise of water have been inconsistent, with certain theories suggesting that the underground water might reach a natural subterranean equilibrium, whilst other theories maintain that the water could decant or surface. A program is in place to routinely monitor the rise in water level in the various underground compartments and there has been a substantial increase in the subsurface water levels. There is a need for further studies to be undertaken so as to qualify and quantify this risk more analytically.

     After the final phase of the planned closure of the underground operations at ERPM which was expected to be completed in March 2005, but has been postponed, only reclamation of underground equipment will take place. During this time the underground workings at the FEV Shaft will become flooded.

     While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, ERPM have estimated that the total cost for the ERPM Section, in current monetary terms as at June 30, 2004, is $5.4 million. A total of $21,146 has been contributed to the ERPM Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Life of mine

     Based upon a gold price of approximately R90,023 per kilogram (approximately $400 per ounce based on the average exchange rate for fiscal 2004) at June 30, 2004, our 40% share of Proven and Probable Ore Reserves of the ERPM Section was 0.2 million ounces, of which 11,000 ounces relate to the underground section which is scheduled for closure by March 2005 or a later date, depending on prevailing circumstances. The remaining 165,000 ounces relate to the Cason Dump surface material which, based on the estimated rate of production, will be processed over a remaining 6 year period ending in fiscal 2010. Based upon a gold price of approximately R96,549 per kilogram at June 30, 2003, our 40% share of Proven and Probable Ore Reserves of the ERPM Section were 0.8 million ounces. The year on year decrease is mostly attributable to depletion and changes in the economic factors.

Papua New Guinea

Porgera Mine

Overview

     Through our wholly-owned subsidiary, DRD (Porgera) Limited, we own a 20% interest in an unincorporated joint venture, the Porgera Joint Venture, which holds certain mining leases, easements and exploration licenses which form part of the Porgera gold mine, or Porgera, in the highlands of Papua New Guinea, or PNG. We purchased this interest in October 2003 for a purchase consideration of $77.1 million. Placer Dome Inc. is the owner of a 75% interest. The remaining interest of 5% is held by Mineral Resources Enga Limited, or MRE (on behalf of Enga Provincial Government and landowners in PNG). All of the various mineral tenements making up Porgera are exploited collectively by the joint venture partners.

     An affiliate of Placer Dome Inc., Placer (PNG) Limited, is the operator of Porgera and is subject to the control of a management committee made up of representatives of the joint venture partners. Decisions regarding the assets which comprise Porgera, including any sale thereof, are made collectively by the parties through the management committee. The parties also have a right of first refusal with regard to certain assignments of assets which make up Porgera. Each party has the right to own and to take in kind and dispose of its share of all ores, concentrates and refined products produced by Porgera. Each party also pays for its proportionate share of the costs associated with the mining activities.

     The net book value of our share of property, plant and equipment, deferred stripping and purchased undeveloped mineral interests is $61.7 million at June 30, 2004.

     As at June 30, 2004, the workforce at Porgera comprised about 2,210 employees of whom 1,960 are PNG nationals. In addition, there are approximately 510 contractors of whom 480 are PNG nationals. Of the total workforce of 2,720, approximately 70% are local residents, while the remainder work a “fly-in-fly-out” basis. We understand that Placer Dome Inc., in conjunction with other primary industry producers, is continuing to work with the PNG Government to address causes of civil unrest which affected production in 2002.

     Our 20% attributable share of production for fiscal 2004 was 147,475 ounces at a cash and total cost of $215 and $291 per ounce, respectively.

     Production from Porgera is subject to a 2% net smelter royalty payable to the National Government Department of Mining which then distributes it to the Enga Provincial Government, the Porgera District Authority, and local landowners.

     The Proven and Probable Ore Reserves of the Porgera Joint Venture at December 31, 2003, are estimated at 7.2 million ounces of gold with a projected life of 11 years. Our 20% attributable share of estimated Proven and Probable Ore Reserves as at December 31, 2003, before Ore Reserve depletion, is 1.4 million ounces. Our attributable 20% share of the Proven and Probable Ore Reserves in the Porgera Joint Venture is based on the information disclosed by Placer Dome Inc. (which has a 75% interest in the Porgera Joint Venture) in its Annual Report for the fiscal year ended December 31, 2003, as filed with the SEC on Form 40-F on March 5, 2004. The Porgera Ore Reserves are estimated as at December 31, 2003. Information for the 6 months ended June 30, 2004 is not available for inclusion.

Property

     The Porgera deposit and the mine is located in the Enga Province in the highlands of PNG, approximately 7,260 feet (2,213 metres) to 8,910 feet (2,716 metres) above mean sea level, about 82 miles (132 kilometres) west of the established town of Mount Hagen, 275 miles (443 kilometres) northwest of Port Moresby, and about 425 miles (684.0 kilometres) by road from the coastal port of Lae from which all materials are freighted. The road is partly paved and passes through unstable mountainous terrain with many major river crossings. Personnel are transported by bus, fixed wing aircraft and helicopter to mine site.

     Temperatures range from 50 to 77 degrees Fahrenheit (10 to 25 degrees Celsius) and rainfall averages 3,650mm per year. The vegetation is largely rainforest below an elevation of 7,920 feet (2,414 metres).

     The Porgera Joint Venture has approval to work the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract, or the Porgera Contract, between the Government of PNG and the joint venturers. The Porgera Contract specifies, amongst other matters, the annual rents that must be paid for the Special Mining Lease, and the various classes of compensation that are payable to the landowners for the various land uses. The Special Mining Lease, which expires in 2019, encompasses approximately 2,240 hectares including the mine area and the areas in which the project infrastructure is located. There is no expiration date for the Porgera Contract, but it is tied to the continuation of the Special Mining Lease. Leases for Mining Purposes have also been awarded by the Government for land use associated with the mining operation such as waste dumps, campsites, water supply, power generation and an airstrip. The Porgera Joint Venture holds a mining lease for the operation of a limestone quarry for the supply of lime to the process plant. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps. These water use permits are renewable on a regular basis and are subject to public hearing before approval. The Porgera Joint Venture runs an environmental monitoring program to ensure compliance with the requirements of these permits.

     The Porgera Joint Venture also maintains two Exploration Licenses, or ELs, which comprise the Special Mining Lease and some key Leases for Mining Purposes. The Exploration Licenses are the subject of ongoing exploration expenditure. We have a legal dispute with Placer Dome Inc., regarding two Exploration Licenses namely EL454 and EL858 in which we believe we have a 20% interest. On August 9, 2004 we placed a caveat on the title register in order to prevent changes taking place without notification to us. The Porgera Joint Venture holds mining easements for utilities such as power transmission lines and water supply pipelines.

     Porgera has on a number of occasions experienced delays in the granting of operating permits and licenses necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that Porgera may not be able to operate for a period. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera.

     Porgera is operated subject to the requirements of the PNG Mining Safety Act and Regulations as applied by the Mines Inspectorate.

History

1938	Alluvial gold was first reported at Porgera.

1975	Placer (PNG) Limited, or Placer (PNG), a wholly owned subsidiary of Placer Dome Inc., became the operator and owner of a two-third interest in an exploration venture with Mount Isa Mines Limited (now MIM Holdings Ltd.), or MIM.

1979	A Joint Venture Agreement was signed whereby Placer (PNG), MIM and New Guinea Goldfields Ltd. (a subsidiary of Goldfields Limited) each held a one third interest and the Independent State of Papua New Guinea, or the State, had the right to acquire at cost up to a 10% interest in the project if developed.

1989	The joint venturers’ application for a Special Mining Lease was approved in May and construction began immediately. The State accepted its full 10% entitlement (inclusive of 5% on behalf of the Enga Provincial Government), thus diluting each of the other joint ventures down to 30% each. The State took its interest in the name of a corporate nominee, Mineral Resources Porgera Limited.

1990	Commercial production commenced in August. MIM sold its 30% interest to Highlands Gold Ltd., or Highlands Gold.

1993	Placer (PNG), Goldfields and Highland Gold each sold a further 5% to the State (15%). The additional 15% was taken by the State in the name of a corporate nominee, Orogen Minerals (Porgera) Limited.

1997	Placer Dome’s joint venture interest was increased from 25% to 50% as of January 1, 1997 following the completion of the acquisition of Highlands Gold.

1999	The State reorganized the holding of Mineral Resources Porgera Limited by transferring a 5% direct interest in the Joint Venture to Mineral Resources Enga Limited owned by the Enga Provincial Government and project area landowners.

2002	Placer Dome’s joint venture interest in Porgera was increased from 50% to 75% through the acquisition of AurionGold. The State reorganized its holdings in the Joint Venture such that Oil Search Limited then held a 20% direct interest in the Joint Venture through two subsidiaries.

2003	We acquired the shares of Oil Search Limited in Orogen Minerals (Porgera) Limited and Mineral Resources Porgera Limited through the amalgamation of Mineral Resources Porgera Limited with Orogen Minerals (Porgera) Limited and Dome Resources (PNG) Limited, our wholly-owned subsidiary.

Geology and Mineralization

     Mineralization is structurally controlled and occurs within the Porgera diorite intrusive complex, around the margins of, and within, the intrusive bodies.

     The Porgera orebody is an epithermal style orebody hosted within thermally metamorphosed sediments. The known orebody extends for up to 3,050 feet (930 metres) along strike. The maximum width across strike is 330 feet (100.6 metres), but the width is commonly no more than 65 to 98 feet (20 to 30 metres). The intrusive diorite complex has many individual stocks and dykes. The rocks are competent however they tend to be brittle, and in the vicinity of the orebody, are extensively veined and brecciated. The intrusive bodies tend to be concentrated towards the footwall of the deposit.

     The gold and electrum metal association is the source of the high gold grades found in the deposit. The majority of gold occurs as submicroscopic gold intimately associated with and disseminated throughout pyrite.

Mining and Processing

     The Porgera deposit is currently being extracted using open pit and underground mining methods. Mill feed, on a tonnage basis, was sourced 90% from open pit and run of mine stockpiled ore, and 10% from underground. Underground ore accounted for 15% of the contained gold in mill feed.

     Open pit mining is a typical hard rock operation utilizing 33 feet (10 meter) benches. The current mining fleet of DML blast hole drills, O&K RH200 hydraulic face shovels and Caterpillar 789 haul trucks, gives a nominal capacity in the order of 80 million tonnes per annum. Waste stripping requirements will reduce as the open pit mining operation approaches closure in 2006, allowing a progressive retirement of the mining fleet.

     Open pit mining is currently in stages 4 and 5 of a 5 stage open pit mining plan. Stage 4 will provide the principal source of ore in calendar 2004 and into calendar 2005. Stage 5 will replace stage 4 as the principal ore source during calendar 2005 through to stage completion late in 2006. Underground mining was suspended in 1997, and subsequently recommenced in 2002. Underground production is now expected to continue through to late 2008. On completion of the open pit operation, the mill will continue to process accumulated lower grade ore stockpiles through to 2015, supplemented by the underground ore until 2008. Gold production from the open pit and underground from 2008 onward will fall, as lower grade stockpile ore replaces the open pit ore feed.

     The Porgera plant was completed in 1996. The mill has undergone four stages of improvement and expansion, since it was first commissioned in September 1990. The last expansion was completed in 1996 with the installation of additional milling, floatation and leaching capacity increasing the nominal throughput from 10,000 tonnes per day to 17,700 tonnes per day. Further improvements were made in 1999 with addition of further flotation capacity and the installation of gravity concentrators to remove free gold and to improve overall recoveries.

     The main water supply for the mine is the Waile Creek Dam, located approximately 7 kilometres (4 miles) from the mine. Water for the grinding circuit is also extracted from Kogai Creek, which is located adjacent to the grinding circuit. The mine operates four water treatment plants for potable water and five sewage treatment plants.

     The principal source of power for Porgera is supplied by a 73-kilometre (45 mile) transmission line from the gas fired Hides Power Station. The station has a total output of 62 MW. A back up diesel power station is located at the mine and has an output of 13MW. The average power requirement of the mine is about 60 MW. Average annual power consumption is 518 GWHr.

     The most significant capital expenditure during fiscal 2004, related to deferred stripping, and our 20% share amounted to $4.1 million.

Exploration and Development

     The Eastern Deeps and Roamane Fault Zones were upgraded to indicate mineralized material during the year ended December 31, 2003. An underground drilling program is currently underway on the Eastern Zone to delineate additional mineralized material that may be mined from underground.

     Exploration plans for calendar 2004 call for the evaluation of prospective near-mine surface targets as identified by previous surface work and the recent structural and fluid flow studies. The objective is to discover a near-mine mineralized material amenable to open pit or underground mining. The existing geological database creates an opportunity for focused re-evaluation of previous data using revised geological and structural models and current economic hurdles. These targets may be evaluated by a combination of surface and underground drilling.

     Approval was granted for calendar 2004 to extend the regional exploration program within remaining exploration leases held by the Porgera Joint Venture. Collation of previous research and limited additional research was completed in 2003 and is the basis of regional exploration targeting.

Life of Mine

     As at December 31, 2003, our attributable portion of Proven and Probable Ore Reserves was 1.4 million ounces, with an expected remaining life of 11 years. In respect of the our attributable 20% interest in the Porgera Joint Venture, Ore Reserves were determined as at December 31, 2003 assuming an average long-term gold price of $325 per ounce and average long-term exchange rate of A$1.67 = $1.00 and K4.00 = $1.00. This is based on the information disclosed by Placer Dome Inc. (which has a 75% interest in the Porgera Joint Venture) in its Annual Report for the fiscal year ended December 31, 2003, as filed with the SEC on Form 40-F on March 5, 2004. There is no comparative amount for fiscal 2003 as we only acquired our interest in fiscal 2004.

Environmental and Closure Aspects

     Porgera is located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides. In such conditions construction of a tailings impoundment would be very difficult and the risk of an engineering failure high. Therefore the Papua New Guinea Government approved riverine disposal as the most appropriate method for treated tailing and soft incompetent waste rock. Competent rock is stored in stable waste dumps. The mine follows a government approved Environmental Management and Monitoring Program.

     In 1996, an independent study was undertaken by the Commonwealth Scientific & Industrial Research Organization, or CSIRO, an Australian based independent research organization, to assess the mine’s impact on the downstream river system and local people. In its report CSIRO made certain recommendations to the Porgera Joint Venture that we believe have either been implemented or are in the advanced stages of implementation. A few have been rejected due to their impracticality. An advisory group, called the Porgera Environmental Advisory Komiti, or PEAK, was formed as a result of the CSIRO recommendations. PEAK comprises representatives from the Papua New Guinea Government, Papua New Guinea and international non-governmental organization groups, Placer (PNG) Limited and independent technical experts. The primary function of PEAK is to enhance understanding and provide transparency of Porgera’s environmental (physical and social) issues with external stakeholders and to assist in reviewing its environmental performance and public accountability. In 2002, PEAK had its terms of reference expanded to include mine closure.

     While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that our attributable 20% portion of total costs for Porgera, based on information provided by the operator, Placer (PNG) Limited, in current monetary terms as at December 31, 2003, is $6.4 million. This has been included in the provision for environmental rehabilitation, reclamation and closure costs on the balance sheet.

Current Production

     Our 20% interest in the Porgera Joint Venture was acquired with effect from October 14, 2003. Attributable (20%) production since the date of acquisition amounted to 147,475 ounces at a cash cost and total cost per ounce of $215 and $291, respectively.

     The following table details our attributable (20%) operating and production results from the Porgera Joint Venture for fiscal 2004.

Year ended June 30
2004
Production
Surface Operations
Ore mined (‘000 tons)	1,038
Recovered grade (oz/ton)	0.142
Gold produced (ounces)	147,475
Results of Operations ($)
Revenues (‘000)	60,445
Production cost (‘000)	31,650
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)[1]	215
Total cost per ounce of gold ($)[1]	291

[1] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating Results.”

Tolukuma Gold Mine

Overview

     Dome Resources (Pty) Limited, or Dome, was incorporated on May 17, 1984 under the name Dome Resources NL. Dome owned and operated the Tolukuma gold and silver mine in PNG. During September 1999, we purchased 28,693,002 (19.93%) of Dome’s ordinary shares for A$0.30 ($0.19) per share. In June 2001 we acquired all the shares in Dome which we did not already own.

     As at June 30, 2004 the mine is a low capacity (18,000 tpm capacity), high-grade (0.39 ounces per ton) operation and employs approximately 750 people, including approximately 70 contractors.

Property

     The Tolukuma Section consists of one mining lease, ML 104, covering 1,898 acres (768 hectares) and five current exploration licenses covering an area of approximately 513,962 acres (208,000 hectares), two licenses under renewal covering 125,525 acres (50,800 hectares) and four licenses under application totaling 1,073,884 acres (434,600 hectares). The total exploration area amounts to approximately 2,456,144 acres (994,000 hectares). The following table details the status of our mining lease and exploration licenses.

License	Expiration Date
ML104	August 29, 2012
EL580	April 4, 2005
EL683	April 3, 2005
EL894	Under renewal[1]
EL1264	April 29 2005
EL1271	Under application[2]
EL1284	April 18, 2006
EL1297	Under renewal[3]
EL1327	June 23, 2005
EL1352	Under application[2]
EL1366	Under application[2]
EL1379	Under application[2]

     All current mining activities are carried out under the terms of Mining Lease 104 (ML 104), granted under Section 38 of the Papua New Guinea Mining Act of 1992 and Mining Regulations 1992. The lease is granted for a term of 20 years expiring on August 29, 2012, and is renewable for further periods not exceeding 10 years each.

     The mine is located about 62 miles (100 kilometres) north of Port Moresby in the Central Province of Papua New Guinea at an elevation of 5,115 feet (1,560 metres) above mean sea level. The mine is situated in very steep mountainous terrain that is not accessible by road. All transport of employees, materials and equipment to and from the mine is by helicopter. As a result, approximately 24% of the production costs of the mine is spent on transportation and logistics, including the cost of jet fuel. The Tolukuma Section is worked on a “fly-in-fly-out basis,” with all staff being accommodated in quarters when at the mine.

[1] EL894 initially expired on April 3, 2003.

[2] EL1271, EL1352, EL1366 and EL1379 are new exploration licenses.

[3] EL1297 initially expired on August 30, 2004.

The climate of the Central Province area is temperate with year round rainfall. Temperatures range from 50 to 77 degrees Fahrenheit (10 to 25 degrees Celsius) and rainfall averages 144 inches (3,650mm) per year. The vegetation is largely rainforest and thick vegetation associated with high rainfall and mountainous regions.

At the Tolukuma Section, the traditional landowners are the Yulai people who belong to the Auga tribes – Auga being their main river. There are three clans and at the head of each clan is a chief. The population around the mine is approximately 2,700, with 700 being landowners and the rest made up of outsiders coming into the area to seek employment. There is a Memorandum of Agreement, or MOA, between National Government, Provincial Government, the landowners and Tolukuma Gold Mines Limited, or Tolukuma. The MOA is a working document which indicates the responsibilities of each party and their role in the sustainable development of the community. The MoA is reviewed every two years, with an MoA to be mutually agreed by the parties if revised. Negotiations for a revised MoA are underway.

Production from the Tolukuma Section is subject to a 2% net smelter royalty. This royalty is distributed to the Yulai future generation fund, a landowners’ association, the landowners and to a Central Provincial Government fund for projects outside the mine area.

History

1984	Dome Resource (Pty) Limited was incorporated on May 17, 1984, under the name Dome Resources NL, or Dome.

1987	Tolukuma mine was discovered by Newmont Proprietary Limited.

1993	Tolukuma Gold Mines Limited, or Tolukuma, was acquired by Dome from Newmont Second Capital Corporation.

1999	In September, we purchased an initial stake of 19.93% of Dome.

2001	In June, we acquired all outstanding shares of Dome we did not already own, bringing our shareholding to 100%.

Exploration and development

     Exploration within the mining lease, ML 104, has recently been expanded with the purchase of two underground diamond drill rigs, including one with long hole capability, and an additional rig for surface drilling. This brings the number of rigs on site to five in fiscal 2004, compared to only one in fiscal 2003. An air-driven Kempe rig, commissioned in December 2003, is used for short holes underground, currently targeting the down dip extension of the Tinabar ore body and an LMA90 drill rig, commissioned in January 2004, is used for longer exploration holes, initially in the Gulbadi south area and the Milaihamba structural target. Another manportable DT600P was purchased to support the existing manportable DT250P on surface drilling of ML104 and later the Saki, Sere Sere, Taula and Taula North prospects in Exploration License 580 followed by other regional targets. The LY44 is also currently drilling ML 104 targets.

     Drilling for the year concentrated mainly within ML 104, testing the extensions of known mineralized structures such as the Zine, 120, Gulbadi, Tolukuma, and Tinabar veins, with the aim of delineating and defining additional mineralized materials for mill feed. New structures that have also been defined for drill testing include the Lock, Tofun, and Banana vein structures.

     In fiscal 2004, exploration expenditure of $1.65 million was incurred.

Geology and Mineralization

     The Tolukuma deposit is a narrow epithermal low sulphidation gold/silver/quartz/adularia vein system noted for its high-grade “bonanza” style mineralization. The primary structures extend 4.4 miles (7 kilometres) on strike with economic mineralization usually occurring in well-defined zones on dip and along strike.

     The Tolukuma deposit is comprised of two sub-parallel structures that are connected by a series of linked structures trending generally from north west to south east. Individual quartz veins average 0.6 feet to 6.6 feet (0.2 metres to 2.0 metres) in width over a strike length of more than 0.9 mile (1.4 kilometres). Likewise, the Zine and 120 veins located approximately 250 metres to the east, have similar geological features. These are connected by a series of linked structures tending generally in a south east to north west direction.

     All the current Ore Reserves are located within these veins in five sections that have different geological characteristics. These zones and our percentage Ore Reserve are, from north to south, Tolukuma (3.9%), Tolimi (4.8%), Tinabar (33.5%) and Gulbadi (51.7%). The Gulbadi zone includes the Gulbadi and Gulbadi X-veins. The Zine and 120 veins comprises 6.1% of the Ore Reserves. Clay zones of variable width are located in the intersections on two or more structures. Minor loops off the main veins, minor splay veins and minor cross veins are excluded from the potential reserves, although they are mined at times. Infill diamond drilling of the Zine and 120 veins is continuing and an underground diamond drilling program has commenced.

Mining and processing

     In 1995, the Tolukuma plant was built and at June 30, 2004, the current production is approximately 90% from underground mining and 10% from open pit mining. All open pit and underground mining is conducted using mining plant and equipment owned by the Tolukuma Section. The average mining depth at the Tolukuma Section is 490 feet (150 metres) below surface or approximately 4,760 feet (1,450 metres) above mean sea level. Access to underground workings is via decline shafts. Mining methods vary according to local ground conditions and are generally mechanized cut and fill shrinkage methods.

     The metallurgical plant is compact and is located on a steep ridge in very mountainous terrain. Ore is trucked to the plant, then milled and treated through a conventional gravity and CIL circuit. The plant consists of a closed circuit semi-autogenous mill that at June 30, 2004 is capable of processing 18,000 tpm. Cyanide in the residue is neutralized in a detoxification plant prior to revirine discharge.

     Tolukuma is situated in a remote area, and as a result is forced to be self sufficient with regard to the generation of power. Power is generated through a combination of diesel driven generator sets and hydro-turbine driven generator sets. Three hydro units are installed, capable of generating 1.8 MW of power. These units are dependant on the supply of adequate water. These generators supply 32,000 volts via overhead lines to the mine, where it is transformed down to either 6,600 volts, 1,000 volts or 525 volts, depending on the requirement. On average the mine consumes 30 MW of power. Any shortfall from the hydro units is made up by the diesel units (a total of 3.2 MW of diesel generating power is installed).

     Several capital projects were conducted over the period fiscal 2002 to fiscal 2004, including expansion of the mobile plant and additions to equipment in the plant ($2.3 million) and acquisition of plant and equipment ($1.2 million).

Environmental and closure aspects

                    The Tolukuma Section has been developed in accordance with an environmental plan approved by the Papua New Guinea authorities in July 1994. To ensure continuing compliance with the Papua New Guinea Government’s regulatory requirements, Tolukuma has implemented a broad-based environmental management monitoring program. The measures we have taken to implement this program include:

•	regular monitoring of water quality to ensure discharge is within the legislative limits set by the Papua New Guinea Government;

•	establishment of an experimental plant nursery for the development of rapid-growth species;

•	site rehabilitation;

•	appointment of an experienced site rehabilitation consultant;

•	an aquatic survey completed in June 2003;

•	appointment of a liaison officer to liaise with down stream communities and the Department of Environment and Conservation, or DEC;

•	a stream sediments and water sampling study conducted in March 2004;

•	support for an independent water and health study of the Auga and Angabanga Rivers undertaken by the DEC in association with the Central Province Department of Health, or DOH; and

•	commissioning an independent health study undertaken by a team from James Cook University and Angau Memorial Hospital in Lae completed in March 2003.

     The Tolukuma Section is compliant with government regulatory requirements. As part of its ongoing program of discharge management Tolukuma has increased the percentage of solids removed during the treatment process, increased dilution of the remaining waste and established an on-site containment area, which now takes all overburden and retrieved solid waste.

     Tailings are routinely discharged into the surrounding river systems in accordance with approved environmental water discharge permits issued by the DEC under the Papua New Guinea Environmental Act 2000 and Regulations 2000. In April 2004, the Papua New Guinea Government renewed Tolukuma’s water discharge permit for a further 40 years. The Papua New Guinea Government has approved disposal into certain natural rivers as the most appropriate method for treated tailings and soft incompetent waste rock because the mines are located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides. Construction of a tailings impoundment would be very difficult and the risk of an engineering failure high.

     In order to ensure that mercury discharges from the mine remain within allowable limits, we conduct monthly monitoring of mercury and other heavy metals at government mandated water quality inspection points 7 kilometers downstream of the discharge point and biennial monitoring of stream sediments. In addition, for internal purposes, we conduct daily monitoring of mercury levels at the tailings discharge point and approximately 1500 feet downstream (grab sampling). Our monitoring and data capturing comply with standards set in our environment management monitoring program and environment plan, both of which have been approved by the authorities. Prior to discharge, the cyanide associated with the mining process is degraded in a detoxification process and levels are monitored daily. This process is unique to our operations in Papua New Guinea.

     Oxfam Community Aid Abroad, a non-government organization, in its reports in 2001 and 2004, expressed concerns that our tailings pose both an unacceptable environmental threat, as well as a health threat to riverine communities. In response to these statements and at Tolukuma’s request, independent health investigations were conducted by the Department of Environment & Conservation, Department of Mining, Central Provincial Health and an independent consultant, reports of which did not find any connection between the reported allegations of disease outbreak in the Fane area of Central Province and Tolukuma.

     In addition to the regular testing of water quality required by the Papua New Guinea Government, the Tolukuma Section has also commissioned other independent studies designed to monitor the impact of its activities on fluvial process and the marine environment. The most recent independent studies were an aquatic fauna survey conducted in June 2003 and a stream sediments and water sampling study conducted in March 2004. Our own recordings and the findings of these studies are inconsistent with the concerns raised by Oxfam Community Aid Abroad in its reports in 2001 and 2004.

     While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for the Tolukuma Section, in current monetary terms as at June 30, 2004, is $1.1 million. This has been included in the provision for environmental rehabilitation, reclamation and closure costs on the balance sheet.

Life of Mine

     Ore Reserves for the Tolukuma Section, as at June 30, 2004, were 0.2 million ounces, determined assuming a gold price of $400 per ounce at an exchange rate of K3.22 = $1.00 (K1,288 per ounce) using the Kina gold price and exchange rates as at June 30, 2004.

     Based on a gold price of $350 per ounce and an exchange rate of K3.26 = $1.00, at June 30, 2003, the Proven and Probable Ore Reserves of the Tolukuma Section were 0.1 million ounces. The year on year increase is due to updates to the geological model based on improved drilling and development information resulting in a transfer of Ore Reserves.

Current Production

     Total gold production for fiscal 2004 was 85,715 ounces compared to 68,096 ounces for fiscal 2003 and 71,955 ounces for fiscal 2002. The Tolukuma Section also produced 180,252 ounces of silver in fiscal 2004 compared to 157,844 ounces of silver in fiscal 2003 and 261,550 ounces of silver in fiscal 2002. Cash costs1 decreased to $231 per ounce of gold in fiscal 2004 from $281 per ounce of gold in fiscal 2003, primarily due to the strength of the Kina and the increase in ounces produced. Total cost per ounce1 of gold decreased to $355 per ounce in fiscal 2004 from $441 per ounce in fiscal 2003 and increased to $441 per ounce in fiscal 2003 from $370 per ounce in fiscal 2002, mostly due to the decrease in the production ounces.

     The following table details the operating and production results from the Tolukuma Section for the past three fiscal years.

	Year ended June 30,
	2004	2003	2002
Production
Underground Operations Ore mined (‘000 tons)	218	177	184
Recovered grade (oz/ton)	0.39	0.38	0.39
Gold produced (ounces)	85,715	68,096	71,955
Results of Operations ($)
Revenues (‘000)	32,743	22,870	22,050
Production cost (‘000)	19,821	19,105	17,272
Non US GAAP Financial Data
Cash cost per ounce of gold ($)[1]	231	281	248
Total cost per ounce of gold ($)[1]	355	441	370

[1] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating Results.”

Fiji

Emperor Mines Limited

Overview

     At October 31, 2004, we own through DRD (Isle of Man) 45.33% of Emperor Mines Limited, the owner of the Vatukoula mine.

     The mine located at Vatukoula on the South Pacific island nation of Fiji, has been in operation since 1933, with 6.7 million ounces of gold produced since operations commenced. The Emperor mine is a multi-shaft underground mine and produced approximately 126,000 ounces of gold for the year ended June 30, 2004. The Vatukoula mine is Fiji’s second largest private employer with over 2,100 employees at June 30, 2004, and accounts for approximately 7.5% of Fiji’s national foreign income on that date.

     On September 13, 2004, Emperor announced an A$20.4 million ($14.6 million) non-renounceable rights issue, which is discussed in detail under Item 4A.: “History and Development of the Company.” Emperor’s rights offering closed on November 12, 2004 and we subscribed for our entitlement under the rights offering. We did not participate in any shortfall to the rights offer.

Property

     The mine is situated on the north coast of the island of Viti Levu, the main island of Fiji. Gold mineralization is associated with a volcanic caldera, and occurs in both flat-lying and steeply-dipping structures, typically less than a meter in width, principally on the western fringe of the caldera. Mining is conducted underground from four main shafts exploiting the ore bodies in the southwest portion of the volcanic margin to the Tavua Caldera, a large shield volcano about 9 miles (15 kilometres) in diameter and the recently accessed R1 ore bodies situated within the caldera. The main mining licenses include Special Mining Lease 54, 55 and 56.

History

1930	Discovery of alluvial gold in the Nasivi river in Vatukoula.

1933	Commencement of mining activities at the Vatukoula mine.

1950s	Emperor secures ownership of the Vatukoula mining field.

1992	Western Mining Corporation relinquishes its joint venture with respect to the Emperor Gold

2003	We acquired a 19.81% interest in Emperor.

2004	In July 2004, we increased our shareholding in Emperor to 45.33% through a conditional takeover offer announced in March 2004. Emperor appointed our Executive Chairman, Mark Wellesley-Wood as Managing Director and our Divisional Director: Australasia, Richard Johnson as Non-Executive Director, both with effect from August 3, 2004.

Exploration and development

     Emperor holds three mining tenements Special Mining Lease 54, 55 and 56, and 100% of the Special Prospecting Licenses for tenements 1201, 1283, 1296, 1344, 1360 and 1411. In addition, Emperor has submitted applications for Special Prospecting License CX626 situated south of and adjacent to SPL 1411 on the island of Vanua Levu.

Geology and Mineralization

     Vatukoula is a low-sulphidation epithermal gold deposit associated with alkaline type igneous rocks in a volcanic setting. This volcanic setting and rock type is typical of several major gold mines in the southwest Pacific region, such as Porgera. The ore deposits lie along the margin of the Tavua volcanic caldera and consist of various types of quartz-adularia-telluride-auriferous-pyrite fillings deposited in fractured, faulted and shattered volcanic rocks.

     The majority of the Vatukoula mine’s ore bodies are situated in the southwest portion of the volcanic margin of the Tavua volcanic caldera, a large shield volcano about 9.3 miles (15.0 kilometers) in diameter. The more recently accessed at R1 ore bodies are, however, situated within the caldera.

     Volcanism commenced about 5 million years ago and ceased about 3.5 million years ago. The ore bodies were the last major geological event and mineralized fractures persist throughout the very late stage sediments that filled in the central part of the caldera. The gold is found as native gold, auriferous pyrite, and as gold tellurides.

Mining and Processing

     Most of the known ore bodies at Vatukoula are relatively narrow, flat dipping structures previously mined by room and pillar methods. They are now mined predominantly by longwall stoping, although throughout the mine a number of other mining methods, such as sub-level stoping and caving, cut-and-fill, shrinkage stoping and up-dip mining, are also practiced. The remnants of 50 years of room and pillar mining are also currently being successfully exploited.

     Current production at the Vatukoula mine comes from four mining sections that are named according to the shaft or drive access: Smith Shaft, Philip Shaft, R1-Cayzer Shaft and the Emperor Decline Shaft.

     The Emperor plant built in 1997, consists of two parallel grinding mills, namely a Smidth grinding mill and a larger Morgardshammer mill. At June 30, 2004 the combined capacity of the mills is approximately 66,000 tpm. There are also two flotation circuits, one for slimes washed from the ore, and a conventional sulphide circuit for the grinding circuit product. Both concentrates are combined in a thickener and roasted before passing through a CIP circuit. Loaded carbon is stripped and the gold-rich solution combined with the calcine rich solution for zinc precipitation and smelting into bars. As at June 30, 2004, the plant utilizes approximately 75% of its capacity.

Current production

     No production or related revenue and costs have been accounted for in fiscal 2004 or 2003, as we only owned 19.78% as at June 30, 2004, and 19.81% as at June 30, 2003 and, therefore, treated our interest in Emperor as a listed equity investment. Refer to note 11 of the audited financial statements for further details.

Exploration Projects

     Our exploration and project development activities during fiscal 2004 continued to enhance our growth strategy by growing the Tolukuma Section (through both brownfields and greenfields exploration) and the refinement of the Argonaut Project geological modeling and resource estimation. Total exploration and project expenditure for fiscal 2004 was $1.65 million for the Tolukuma Section and $0.17 million for the Argonaut Project. Due to the lower Rand gold price at June 30, 2004, we have not yet commenced with the detailed drilling program in the Argonaut Project and are in the process of applying for the conversion of our old prospecting permit to new order rights under the new MPRD Act.

South Africa

Argonaut Project

     The Argonaut Project represents the southern down-dip extension of the Central Rand Goldfield. The strike length of the area covered by the mineral rights covers approximately 19 miles (30 kilometers) from Durban Deep in the west to ERPM in the east with the possible exploitation of part of the potential mineralized material striking 3 miles (5 kilometers) east/west from City Deep Mine to Robinson Deep Mine and extending from 9,900 feet to 13,200 feet (3,018 meters to 4,023 meters) below surface. Most of the main exploration target area incorporated by our 42 square kilometers of mineral rights above the 5,000 meter depth contour of the Main Reef Leader is covered by urban residential development. The mining activity may, as a result, give rise to an increase in seismicity and associated environmental pollution in the immediate proximity of the mine. If operated, this would be the first mine in the world to operate at such depths and the seismicity associated with the mining activity and the impact on the health and safety of the mine employees working in the underground section is unknown at this stage. The environmental risks could result in public opposition to the project and delay our application for the necessary permits or prevent the implementation of the project.

     During fiscal 2004, progress on advancing the Argonaut Project towards a bankable feasibility study was hampered by the low Rand gold price and the enactment of the MPRD Act which delayed the issuing of a prospecting permit by the DME. Under the MPRD Act, the prospecting permit is classified as a pending application and, as a result, only geological modeling and resource estimation took place.

     In utilizing a comprehensive computerized database of historical underground sample and borehole core assay values of the Main Reef and Main Reef Leader, sedimentological and structural interpretations of these major gold-bearing ore bodies across the former Central Rand have been undertaken with the objective of defining sedimentological facies trends and delineating geozones for statistical and geostatistical estimation purposes and predictive analysis. A log-linear extrapolation technique was applied to the trend directions exhibited within the data for each geodomain, enabling the calculation of the likely distances over which the gold accumulation decreases within the respective geodomains down the palaeoslope. The end product is a grade block model for the Main Reef Leader showing the rapid downdip decrease in the gold accumulation in all of the defined geodomains.

     Renewed focus had been placed on progressing the Argonaut Project by reviewing the geological modeling in the project target area and valuation model. The results were a substantial downgrading of the estimated mineralized material from that previously reported. Due to unreliable data, no estimate of mineralized material was deduced for the Main Reef. Future work will include the drilling of three additional boreholes to test the model and extrapolations and estimates, and upgrade and increase the mineralized material estimate within our mineral rights area.

     At June 30, 2004, no Ore Reserves have been included in the Proven and Probable Ore Reserve statement. In addition the lead time to mining these reserves is expected to be in excess of 10 years.

     The Argonaut Project still represents a promising, yet challenging deep-level mining development opportunity which is dependent on significant increases in the Rand gold price before becoming viable.

Papua New Guinea

Tolukuma Section

     The Tolukuma Section, located within Mining Lease 104 (ML 104) covers an area of 7.68 square kilometres and has extensive exploration tenements in the vicinity of the mine covering approximately 9,937 square kilometres and within 40 minutes flying radius of the mine site. The Tolukuma Section is being explored using geophysical surveys, interpretation of satellite images, mapping and sampling of streams. This is followed up by detailed mapping, trenching and drilling of prospective target areas.

     Exploration within the mining lease has recently been expanded with the purchase of two underground diamond drill rigs, including one with long hole capability, and an additional rig for surface drilling. This brings the number of rigs on site to five in fiscal 2004, compared to only one in fiscal 2003. The short-term focus will continue to be on increasing the resource base at and around the Tolukuma Section.

     Near mine work has also been carried out during 2003 and early 2004 on two areas adjacent to the mining lease, the Saki and Sere Sere projects situated 3km (2 miles) east and south of the mine respectively.

     In fiscal 2004, exploration follow up work was done covering some near mine (ML 104) and regional targets. Regional areas covered include, amongst others, the Taula North (Exploration License 580), Belavista (Exploration License 1284), Etasi Creek (Exploration License 894), Samanalan (Exploration License 683) and Gira (Exploration License 1297). The follow up work included, creek traversing with pan concentrate and stream sediment sampling, trench mapping and sampling, and ridge and spur soil sampling. A total of 990 feet (302 metres) of hand dug trenches were excavated and 1,749 feet (533 metres) of soil line cut, from which a total of 860 rock chip, 13 stream sediment, 14 pan concentrate, and 41 soil samples were collected.

     In fiscal 2004, exploration expenditure of $1.65 million was incurred and the exploration tenements remain in good standing. Below is a summary of exploration licenses.

EL No	No of Sub blocks	Area under EL (sq km)	Status	Expiry date
683	30	102	current	April 3, 2005
580	68	230	current	April 4, 2005
1264	132	564	current	April 29, 2005
1327	292	989	current	June 23, 2005
1284	58	196	current	April 18, 2006
894	75	254	under renewal	April 3, 2003
1297	75	254	under renewal	August 30, 2004
1271	564	1,915	under application	Not applicable
1352	550	1,875	under application	Not applicable
1366	403	1,364	under application	Not applicable
1379	648	2,194	under application	Not applicable

Total	2,895	9,937

Australia

Daylesford

     We hold one exploration license, EL3431, and another license under application around the Daylesford Goldfield, which is a prospecting area in Victoria, Australia. Our license in Daylesford, was renewed until July 2005. Progress to date includes data acquisition and re-interpretation of the geological findings. Previous drilling by Range River Gold NL, does not appear to effectively test a structurally favorable zone below the Ajax workings, which is a mining area, since the area has not been tested by drilling beyond relatively shallow depths. Testing of drill samples indicates 85% of gold is located at a depth of less than 345 feet (105 metres). The quartz reef mineralization appears to have strike lengths of less than 492 feet (150 metres) with widths of approximately 3 to 16 feet (1 metre to 5 metres) and multiple reefs were exploited representing structural repetition at depth.

Closed Operations

Durban Deep Section

Overview

     The Durban Roodepoort Deep Gold Mine, or Durban Deep Section, was the original gold mine of the Group. The section is situated on the northern edge of the Witwatersrand Basin immediately to the west of Johannesburg. Mining had been taking place within the lease area since the discovery of the Witwatersrand Goldfield in 1886 at nearby Langlaagte.

     As of August 2000, we ceased all underground and open pit mining operations at the Durban Deep Section. Following the withdrawal of our underground pumping subsidy, the deeper sections of the mine have been flooded. On a combined basis, the Durban Deep Section produced more than 37 million ounces of gold prior to the cessation of operations.

Property

     The Durban Deep Section is located within the Central Witwatersrand Basin which stretches from the Durban Deep Section in the west to the ERPM Section in the east. The Durban Deep Section is situated 9.3 miles (15 kilometres) west of Johannesburg and contains mining title to 14,262 acres (5,772 hectares) and owns 3,667 acres (1,484 hectares) of freehold property. These include administrative buildings, hospital, recreation complexes, housing in both hostel and free-standing houses and a security complex. We have title to substantial land tracts on the outskirts of the City of Roodepoort, which is located in this section. We do not intend to convert our rights under the MPRD Act.

Mining and processing

     Five different ore bodies have been mined at the Durban Deep Section. Ore was mined from outcrops at the surface down to a maximum depth of 9,200 feet (2,804 metres) and the reefs are known to persist to 13,000 feet (3,962.4 metres) below the surface within the lease area.

Environmental and closure aspects

     Underground mining at the Durban Deep Section ceased in August 2000. A detailed closure program was prepared and submitted to the DME in December 2000. The drafting of the program was preceded by a comprehensive risk assessment process, during which both residual and latent environmental risks and impacts were identified and prioritized. The risks identified are currently being addressed in accordance with the closure program.

     In order to mitigate the impact of windblown dust from dormant tailings dams in proximity to surrounding communities, short-term dust suppression methods are currently being employed. In addition to dust suppression, amelioration and vegetation of the tailings dams, the closure program is also focused on the sealing of shafts and openings to the surface, the demolition and rehabilitation of shaft infrastructure and the rehabilitation of open surface areas.

     The Durban Deep Section is located in the geographical area known as the Western Basin. There is no hydraulic continuity between the Western Basin and the Central Basin. Water has already begun to flood to the surface in this area from other neighboring mining operations. This water is of poor quality, containing heavy metals, sulphates and other pollutants. However, there has been no flooding of water to the surface on any of our properties located in the Western Basin.

     We have developed a program to progressively seal all potential ingress points at the Durban Deep Section. We anticipate that this program will be completed by May 2005. The sealing of all potential ingress points at these operations will be a permanent measure. All plugs used have been approved by the DME which also performs periodic inspections during the sealing phase to monitor progress. However, despite these sealing programs, naturally occurring water conduits and other geological features which are not mine-related and may not be located on mine property will allow surface water, especially storm runoff, to reach underground aquifers. This will eventually cause water levels to rise. The costs associated with sealing off all potential water ingress points at the Durban Deep Section have been included in our provision for environmental rehabilitation, restoration and closure costs.

     Substantial effort and resources have gone into the rehabilitation process. Total rehabilitation, involving plugging, capping and vegetation, of the Coetzee Shaft, Number 7 Shaft, Great Britain Shaft and the Number 5 Shaft, has been undertaken as well as the backfilling, compacting and vegetation of several voids and pits, the demolition of redundant structures and buildings and the rehabilitation of the carbon in leach plant area. Further progress in accordance with the closure plan is continuing. In 2004, we had applied to the DME for the closure of ten shafts.

     While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for the Durban Deep Section, in current monetary terms as at June 30, 2004, is $4.9 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the balance sheet. A total of $2.1 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

West Witwatersrand Gold Mines Ltd

Overview

     We own 100% of West Witwatersrand Gold Mines Ltd, or West Wits, which held West Wits Section. We acquired the entire share capital of West Witwatersrand Gold Holdings Limited, which was the parent company of West Wits, as well as Consolidated Mining Corporation Ltd’s loan to West Witwatersrand Gold Holdings Limited, on April 1, 1996. We also acquired the entire issued capital and the shareholders’ claim and loan account of East Champ d’Or Gold Mine Ltd, a gold mining company with mining title in the West Rand. The mining assets were sold to Bophelo Trading (Pty) Limited, subsequently renamed, Mogale Gold (Pty) Limited, or Mogale, during fiscal 2004, effectively leading to the closure of the mining operation.

     The West Wits Section is situated on the northern edge of the Witwatersrand Basin near the town of Krugersdorp to the west of Johannesburg.

Property

     The West Wits Section was formed out of the northern section of Randfontein Estates located in the West Rand Goldfields, about 22.0 miles (35.4 kilometres) west of Johannesburg, Gauteng Province. The mine is reached via the R28 Johannesburg-Krugersdorp highway.

     West Wits also had rights to mine on three adjacent mining leases, namely, East Champ d’Or, West Rand Consolidated and Luipaardsvlei. West Wits had mining title to 8,364 acres (3,790 hectares) and owns 72 acres (29 hectares) of freehold property on which all of its mining operations are situated. These rights were sold to Mogale during fiscal 2004.

     The climate of the Highveld area (at an elevation of 5,249 feet (1,600 metres) above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees Fahrenheit (-5 degrees Celsius) in June and July to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and January.

History

1967	West Witwatersrand Gold Mines Ltd, or West Wits, was incorporated and registered as a public company in South Africa on December 21, 1967.

1996	We acquired the entire share capital of West Wits on April 1, 1996.

2000	All mining ceased at the West Wits Section in August 2000.

2002	We entered into an agreement with Bophelo Trading (Pty) Limited, subsequently renamed Mogale Gold (Pty) Limited, or Mogale, for the sale of the West Wits gold plant, freehold areas, surface rights permits and certain related assets.

2003	The agreement with Mogale was subsequently amended by a Memorandum of Agreement on June 6, 2003. The effective date of this sale was July 21, 2003.

2004	Mogale was placed under judicial management on April 13, 2004. As a result, the remaining balance on the purchase price was impaired for $1.1 million.

Mining and processing

     In August 2000, we decided to cease all operations at both the underground and open pit operations at the West Wits Section. This decision was taken after the South African government withdrew the water pumping subsidy. Without the subsidy, mining at the West Wits Section became prohibitively expensive. The mining operation is an agglomeration of old mines on the Randfontein Basin separated from the main part of the Witwatersrand Basin by a geological structure known as the Witpoortjie Horst. Over fifteen different gold-bearing pebble horizons have been mined. Ore has been mined from outcrops at the surface down to a maximum depth of 5,900 feet (1,798.3 metres).

     West Wits mined the Livingston Reef package, locally known as the East Reef. It comprises a 100-foot thick package of conglomerates and quartzites dipping at an average of 18 degrees. The combined West Wits Section produced more than 1.0 million ounces of gold since inception, before the cessation of underground and open-pit operations at the end of August 2000. Subsequent to the cessation of mining operations, the metallurgical plant at the West Wits Section was taken over by Crown for the processing of sand dumps only.

Environmental and closure aspects

     Underground mining at the West Wits Section ceased as of August 2000. We are required to affect environmental closure at the West Wits Section although certain aspects of this have been assumed by Mogale. Commensurate with the decision to close these operations, a detailed closure program was prepared and submitted to the DME in December 2000. The drafting of the program was preceded by a comprehensive risk assessment process, during which both residual and latent environmental risks and impacts were identified and prioritized. The risks identified are currently being addressed by the West Wits Section, in accordance with the closure program submitted to the DME. In order to mitigate the impact of windblown dust from dormant tailings dams in proximity to surrounding communities, short-term dust suppression methods are currently being employed. Although this is to continue until 2006, the program is being run along with a vegetation program, currently focusing on the main tailings impoundments in question, namely the main mine complex. Discussions have been entered into with the relevant stakeholders and it had been jointly decided that dry land vegetation on the top surface of the dam will be initiated during fiscal 2005. During fiscal 2004, and as part of the rehabilitation program, a total of 17,000 trees were planted on the complex and key surface areas were rehabilitated and grassed. Preliminary indications are that the tree species have established well.

     Shaft rehabilitation has been scheduled to run concurrently with the rehabilitation of the slimes dam project. This will in effect reduce the ingress of surface water to the groundwater system.

     Similar to the Durban Deep Section, the Company has developed a program to progressively seal all potential ingress points at the West Wits Section. In addition DWAF has authorized the Council of Geoscience to rehabilitate the sources outside of the mining area. Further to this, rehabilitation of the main tailings dam was started during fiscal 2004, with ridge-ploughing and the establishment of dry land vegetation on the top surface of the dam. We estimate that this will be completed over a period of 4 years.

     While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for the West Wits Section, in current monetary terms as at June 30, 2004, is $1.5 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the balance sheet. A total of $1.8 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Current year production

     In fiscal 2004 these mining assets were sold to Mogale and accordingly, there was no production or related costs for the year under review.

     The following table details the operating and production results from the West Wits Section for the past three fiscal years:

	Year ended June 30,
	2004	2003	2002
Production
Surface Operations Ore mined (‘000 tons)	—	1,606	3,262
Recovered grade (oz/ton)	—	0.009	0.007
Gold produced (ounces)	—	14,531	23,245
Results of Operations ($)
Revenues (‘000)	—	4,796	6,897
Production cost (‘000)	—	4,859	6,137
Non US GAAP Financial Data
Cash cost per ounce of gold ($)[1]	—	334	264
Total cost per ounce of gold ($)[1]	—	319	355

Legal Proceedings

Special Committee

     In May 2000, we became aware of possible serious irregularities arising largely out of our investments in Australasia and our businesses in that region. By the end of the fiscal 2000 audit, our internal investigations had identified a number of unauthorized and irregular monetary transfers made during the 1999 and 2000 years which had caused us significant losses. Following this initial investigation, our then Chief Financial Officer, Mr. C. Mostert, resigned effective July 31, 2000.

[1] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating Results.”

     On August 14, 2000, we received notice from our auditors, Deloitte & Touche, outlining the material irregularities and requiring us to take the necessary action to remedy them. We then established a Special Committee to investigate the unauthorized payments and the corporate governance irregularities associated with them. The Special Committee consisted of Mr. M. Wellesley-Wood, then serving as our non-executive chairman, Mr. Ian Murray, then serving as one of our alternate directors, Mr. C. Valkin, a partner with the firm Bowman Gilfillan Attorneys, our independent legal advisers, and Mr. M. Pinnington, a director of Deloitte & Touche Forensic Services, and they were assisted in the investigation by Control Risks Inc.. The Special Committee was mandated by our Audit Committee to investigate these matters and institute, where necessary, legal proceedings in respect of potential recoveries.

     By the end of June 2002, the Special Committee had uncovered a number of irregular or questionable transactions which had occurred during fiscal 2000 and 2001. These transactions included:

•	The invalid issuance of 8,282,056 ordinary shares during the months of July and October 1999, in connection with the Rawas acquisition, as described below.

•	The unauthorized payment on December 22, 1999, by our wholly-owned subsidiary, DRD Australasia Aps, or DRD Australasia, of a A$5.9 million ($3.6 million) facilitation fee to Noble Investments (Pty) Limited, or Noble, in connection with the purchase of 11,150,000 shares, representing approximately 11% of the issued share capital of Continental Goldfields Limited, or Continental, a publicly traded company in Australia. The sellers of the shares were Noble (7,350,000 shares for a total consideration of A$0.7 million ($0.5 million)), Leadenhall Australia Limited (1,200,000 shares for a total consideration of A$0.1 million ($0.07 million)) and Advent Investors (Pty) Limited (2,600,000 shares for a total consideration of A$0.3 million ($0.2 million)). At the time, all three sellers were owned by Mr. T. Lebbon, an Australian citizen and businessman.

•	The payment of the facilitation fee resulted in DRD Australasia paying A$0.70 per share for the Continental shares at a time when Continental shares traded at a market price of A$0.10 per share. The investigation carried out under the supervision of the Special Committee had subsequently revealed that we were substituted as the purchaser of the Continental shares. The original purchaser was JCI Limited, or JCI, a South African listed company. Facts discovered during the course of the investigation indicate that the effect of the transaction was to relieve JCI and its related companies from their contractual obligations to Noble and its group companies. Mr. R.A.R. Kebble was at the time of the transaction our executive chairman. He was also a director and shareholder of JCI and JCI Gold Ltd. At June 30, 2000, Continental owned shares in JCI which constituted approximately 75% of its total assets. Although we have entered into an agreement to acquire the Continental shares and are fully entitled to take ownership of these shares at any time, we have elected not to do so at this point to avoid being deemed to have validated the transaction and thus jeopardize the outcome of the pending legal proceedings. The effect of this transaction was fully provided for in fiscal 2001.

•	The advancement by our subsidiaries between September 1999 and May 2000 of $3.9 million to Notable Holdings (Pty) Ltd (Aussie), or Notable, an Australian company, for operational assistance purposes. No formal agreement was entered into by us and Notable at the time the advances were made. The ultimate parent company of Notable was Continental Goldfields. At that time, our then Chief Financial Officer, Mr. C. Mostert was a director of Notable. Our Board of Directors did not approve this transaction. We have recovered all but $0.9 million of this loan from Notable. We wrote off $1.9 million as a bad debt in fiscal 2000 and the remainder was written off as a bad debt in fiscal 2002.

•	The unauthorized advancements in fiscal 2000 totaling $1.85 million by DRD Australasia acting on the direction of Mr. C. Mostert, in connection with the purported acquisition of a bauxite mine in Venezuela. DRD Australasia purportedly entered into a letter agreement with Bauxite Investments, or Bauxite, a company registered in Mauritius, to purchase the outstanding shares of Delta Minerals Corporation, or Delta, a company registered in Bermuda and the owner of the bauxite mine in Venezuela. The purchase consideration for the mine was $25 million. DRD Australasia had an obligation to pay Bauxite a non-refundable deposit of $1.65 million. This amount was paid by DRD Australasia into a bank account nominated by Mr. T. Main, the representative of Bauxite. The Special Committee discovered that Mr. C. Mostert instructed Mr. T. Main on the same day to pay the $1.65 million received earlier by Mr. T. Main, into the bank accounts of certain of our officers, namely Messrs. R.A.R. Kebble ($298,617), M.Prinsloo ($197,264), V. Hoops ($117,583), C. Mostert ($542,464) and I. Murray ($65,667). The rest was paid into the bank accounts of certain individuals who were not our employees, namely Mr. J. Stratton ($270,653) and Mr. T. Main ($157,752). The amounts paid to the officers were paid to cover the shortfall in the payments due to each of these officers under their respective restraint of trade agreements. The affected officers, other than Mr. C. Mostert, advised the Special Committee that they were not aware that the source of their payments was an amount which DRD Australasia paid as a non-refundable deposit for the acquisition of the bauxite mine. The Special Committee accepted their explanation. However, the Board of Directors decided that, based on the poor performance of the investments for which the officers were being compensated, these officers, excluding Mr. C. Mostert, should repay 50% of the success fees which they had received in connection with our acquisition of Dome. All the individuals concerned have accepted this mandate and have made the relevant payments. In addition, we have also recovered a portion of payments made to Mr. C. Mostert and Mr. T. Main. Recovery actions have also been issued against Mr. J. Stratton to recover, amongst other claims, his portion of the payments and an additional unauthorized payment of $0.2 million which was subsequently made on his behalf by DRD Australasia, through Mr. C. Mostert, for the Bauxite transaction. The recoveries from our officers and Messrs. C. Mostert and T. Main total $1.268 million. All of these amounts were recorded as receivables in fiscal 2000 and also provided for as doubtful debts as the recovery process had not yet commenced. No remaining dispute exists between us and Bauxite or Delta.

•	In addition, action was instituted on April 27, 2004 against SG Securities (London) Limited and Mr. A. Mahalski for:

•	A$5,907,500 ($4,077,947) from SG Securities (London) Limited being payments made by them out of monies raised from the issue of 2,450,000 of our ordinary shares in December 1999 and January 2000, which payments we claim were made on an unauthorised basis; and

•	A$16,000 ($11,045) from Mr. A. Mahalski, an employee of SG Securities (London) Limited at the time, being a payment to him which we claim were made without due cause and on an unauthorised basis.

In addition, these claims will seek interest on such amounts from the date of payment to the date of settlement of the claims in the event of such claims succeeding.

The defendants lodged defences to the above claims during July 2004.

     The total amount of all of these irregular or questionable transactions (excluding the Rawas transaction) was $9.4 million. Settlement agreements have been reached with several of these parties and we have succeeded in recovering $4.2 million. Proceedings for the recovery of a further A$2.8 million ($1.5 million) were instituted against Mr. J. Stratton on June 12, 2002 in the Supreme Court of Western Australia. The remainder has been written off as bad debts or been provided for as doubtful debts in our financial statements during fiscal 2001 and 2002. The recovered funds will be reflected in our financial accounts on an as and when received basis and no recovery has been taken into account in fiscal 2004.

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

     The Special Committee has confirmed that the adjustments made to our financial statements to make provision for unauthorized and irrevocable transfers made during fiscal 2000 were appropriate. No further financial adjustments have been required as a result of the Special Committee’s work. As result of these transactions, and upon consultation with our auditors, we established an Audit Committee and Remuneration Committee consisting solely of independent directors; restructured our Board of Directors so that all but three Directors are independent; and established a committee to conduct proper due diligence investigations on all potential acquisition targets prior to any offer being made. These improved controls and procedures have been examined and approved by our insurers. At an Audit Committee meeting held on July 22, 2002, a decision was made to dissolve the Special Committee as it had fulfilled its mandate and achieved its objectives.

Invalid Issuance of Ordinary Shares in Connection with Rawas Acquisition

     During the months of July and October of 1999, we issued and allotted a total of 8,282,056 ordinary shares to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Rio Tinto Rawas Holdings Ltd, Continental Goldfields Ltd, Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia Pty Ltd, all of which were creditors of Laverton or its subsidiaries, below the average stated capital price. At the time, our then executive chairman, Mr. R.A.R. Kebble, was a director of Laverton and JCI Gold Limited. These ordinary shares were ostensibly issued pursuant to the planned acquisition of Rawas, a gold mine located in Indonesia, in consideration for, or in anticipation of receiving, shares in and claims against various companies with ownership interests in Rawas and its mining right. Evidence came to light revealing that the ordinary shares were issued without our legal authority and suggesting that this occurred as a result of a transaction entered into for the benefit of certain third parties. However, because of subsequent trades, splits and consolidations, it was no longer possible to distinguish the affected shares from all of the other ordinary shares resulting in their identity being lost. This meant that it was no longer possible to identify the invalidly issued shares or their holders. Accordingly, it was not possible to remove these invalidly issued shares from our members’ register. Under the South African Companies Act, 1973 (as amended), the High Court of South Africa is permitted to validate an invalid share issuance. During a shareholders’ meeting in 2002, our shareholders, by special resolution, resolved to ratify the share issuance. We subsequently made an application to the High Court of South Africa to validate the invalid issuance. This application was successful and the High Court validated the issuance in July 2002.

     Internal investigations, which began in 2000 after we became aware of certain irregularities in the transaction, continued and considered the potential for recovery through the pursuit of legal claims.

     We have not instituted any actions against the recipients of our shares in this transaction as each of these entities had ceded to us their claims against the companies in the Rawas group in exchange for those shares. However, legal action has begun both in South Africa and Australia. In an action instituted in the High Court of South Africa, against Messrs. R.A.R. Kebble, M. Prinsloo, J. Stratton and H. C. Buitendag and JCI Limited the following claims are being pursued:

•	R69.6 million ($11.2 million) for the 7,644,944 ordinary shares issued on July 9, 1999 at a price per share of R9.10; and

•	R7.6 million ($1.2 million) for the 637,062 ordinary shares issued on October 8, 1999 at a price per share of R11.90.

     We have also made a claim for A$6.1 million ($4.1 million) for loans and advances made to and on behalf of PT Barisan Tropical Mining, the entity which operated the Rawas mine, and R0.7 million ($4.4 million) for costs associated with issuance of the above shares.

     We instituted a separate action in Australia on the December 12, 2003 against Mr. C. Mostert, Mr. J. Stratton, Continental Gold Fields Limited, CAM Australia, (Pty) Ltd, Weston Investments (Pty) Ltd, CAM Jersey Ltd, and JCI (Isle of Man) Ltd for:-

•	R67,942 ($10,827) being the costs of issuing DRD shares;

•	R77 million ($12.3 million) being profits made by third parties who were issued DRD shares at the time; and

•	R4.7 million (0.8 million) being costs incurred to validate the shares invalidly issued.

We have been notified by the defendants of their intention to defend the claims; however no counterclaims have been made.

The defendants filed an application in the High Court of South Africa claiming that the summons issued against them in this matter was defective. On May 19, 2004, we succeeded in having the exception dismissed with costs and the matter will now proceed to trial. No trial date has been set down by the High Court of South Africa.

Other Proceedings

     On June 12, 2002, DRD Australia Aps and DRD Australia Pty Limited instituted proceedings against Mr. J. Stratton in the Supreme Court of Western Australia for payment of A$2,794,318 ($1.9 million) plus interest in respect of dishonestly assisting Mr. C. Mostert in making payments referred to below and receiving part of the proceeds of these wrongful actions. No trial date has been set as yet.

     In 2003, DRD Australasia Aps instituted three separate proceedings against Mr. C. Mostert, Newshore Nominees (Pty) Ltd and Mr. R. Bryer in the Supreme Court of Western Australia for payment of A$902,000 ($622,650) in respect of unauthorized and undue payments made to Cartier Management (Pty) Ltd, and overpayment to Goldspark Ltd and Transit Securities Inc. It is alleged that payment was made to facilitate the intended acquisition of Dome Resources NL by favoring Mr. J.P. Boyer, a director of Dome Resources NL at the time, as well as other reasons.

     Mr. M. Silver and Fairchoice Ltd have brought an action against us and Dome in the Supreme Court of New South Wales, Australia seeking to enforce a contract under which Dome agreed to pay, and we agreed to guarantee, a payment of $475,000 to Mr. M. Silver upon his retirement from the board of directors of Dome. Mr. M. Silver retired from Dome’s board of directors in May 2000. The contract was also entered into in May 2000. However, we believe that this contract is not enforceable as it was not authorized by our directors or shareholders nor was it authorized by Dome’s directors or shareholders. Therefore, we and Dome have not made any payment to Mr. M. Silver. We believe that this action is without merit and will continue to vigorously defend against it.

     Newshore Nominees Pty Ltd, or Newshore, has brought an action against us in the District Court of Western Australia claiming that they are owed $148,000 as payment under an invoice issued in August 2000 for financial services. The Court ruled in favor of Newshore on March 31, 2004, ordering us to pay the amount claimed. We have since instituted appeal proceedings. Our claim against Newshore is still pending.

     Mr. V. Hoops, a former Director of ours, has claimed R6 million ($1.0 million) in damages against us for alleged constructive dismissal of his employment. On February 4, 2003, we concluded a settlement agreement with Mr. V. Hoops which resulted in the termination of the arbitration. The settlement agreement contained a written statement from Mr. V. Hoops rescinding comments made by him regarding our Executive Chairman, Mr. M.M. Wellesley-Wood. The terms of the agreement are subject to confidentiality provisions.

     On March 13, 2003, our former Company Secretary, Mrs. M. Eloff and on March 18, 2003 our in-house legal advisor, Mrs. B. Morton, resigned. Subsequently, they instituted legal action against us for constructive dismissal alleging intolerable working conditions based on allegations of invasion of privacy and breach of constitutional rights. The matter relating to Mrs. B. Morton went to arbitration and on May 6, 2004, her action was dismissed in our favor by the Council for Conciliation Mediation and Arbitration. On August 4, 2004, Mrs. M. Eloff unconditionally withdrew her claim against us.

     In December 1999, Blyvoor instituted proceedings against Property Corporate of South Africa, or Procor, whereby Blyvoor has claimed that R0.9 million ($0.1 million) is owed to it by Procor pursuant to an agreement (negotiated by our former directors) in terms of which, inter alia, Procor was to dispose of certain properties owned by Blyvoor, collect rentals payable during the process of selling such properties, and if the properties were not sold, Procor agreed to purchase the properties. Procor, by way of counterclaim, contends that Blyvoor has breached the agreement and has claimed damages in the sum of approximately R9 million ($1.4 million). The matter is still pending.

     On May 20, 2003, a summons was issued by our former chairman, Mr. R.A.R. Kebble and his son, Mr. B. Kebble, against us, our executive chairman, Mr. M.M. Wellesley-Wood and Associated Intelligence Network (Pty) Limited, or AIN. AIN is a private investigator firm. Their claim is based on allegations that we hired AIN to invade their privacy by obtaining personal information about them and to cause them embarrassment and commercial harm. They seek compensation for damages suffered as a result of these alleged actions in an amount of R1.0 million ($0.2 million) each from us, Mr. M.M. Wellesley-Wood and AIN jointly and severally. In addition, they seek punitive damages in a total amount of R10 million ($1.6 million) from us and AIN jointly and severally. The punitive damages claim is unique under South African law. Initial hearings have taken place to decide a preliminary point raised by us that no such claim exists in South African law. The court has ruled against us on a technicality, making a ruling to the effect that the trial court will hear and adjudicate this issue. We will continue to defend against these claims. We are currently awaiting the allocation of a trial date.

     On May 22, 2003, we issued a summons in the High Court of Johannesburg against Mr. R.A.R. Kebble in which we seek payment of R3.2 million ($0.5 million) plus interest. This amount represents a sum paid to Mr. R.A.R. Kebble by us during the period beginning in September 1999, and ending in April 2000, under a restraint of trade agreement entered into between us and Mr. R.A.R. Kebble. We believe that Mr. R.A.R. Kebble has repudiated and/or materially breached the provisions of this agreement. We have, accordingly, cancelled the agreement and we seek restitution of the amounts paid. Mr. R.A.R. Kebble has lodged a counterclaim, claiming cancellation of an agreement providing for the payment of retirement benefits ($0.3 million), and challenging the cancellation of share-options that he held at the time of his resignation from the our board. Both these claims are being defended.

     On April 22, 2002, we issued a summons in the High Court of Johannesburg against JCI Ltd and CAM Ltd for payment of R21.6 million ($3.4 million) plus interest for option fees on shares that we held in Randgold & Exploration Ltd, and in respect of which we extended an option to purchase to JCI Ltd and CAM Ltd against payment of an agreed option fee, plus a further claim for the reimbursement of costs, totaling R3.0 million ($0.5 million) which we had incurred on behalf of the defendants in the attempted corporate reconstruction of Western Areas Ltd and Randfontein Estates Gold Mine Ltd. The matter was heard on August 30, 2004. At this date partial settlement of certain small claims related to the larger JCI Ltd and CAM Ltd claim, to the value of R2.4 million ($0.4 million), was awarded to us by the High Court of Johannesburg. On October 21, 2004, the High Court of Johannesburg ordered JCI Ltd and CAM Ltd to pay us an amount of R35.7 million ($5.5 million), plus interest and costs, including the costs of two of our legal counsel. JCI Ltd’s and CAM Ltd’s counterclaim to recover the earlier part-payment was also dismissed with costs. JCI Ltd and CAM Ltd made an application to the High Court of Johannesburg for leave to appeal, which was rejected.

     On September 23, 2002, we and Harmony Gold Mining Company Limited, another South African gold mining company, filed a complaint with the South African Competition Commission against Iscor, a South African steel producer. The complaint alleges that Iscor is abusing its dominant position by charging excessive prices for its local flat steel products and providing inducements for steel purchasers to refrain from importing competing steel products. The Competition Commission dismissed our claim, and the matter has since been referred to the Competition Tribunal, who has the authority to overrule the determination of the commission. Pleadings in the matter have closed and we await the allocation of a hearing date.

     We are not a party to any other material legal proceedings, nor to our knowledge is any of our property the subject of any other material pending legal proceedings.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with US GAAP. Our discussion contains forward looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.

The Operating and Financial Review and Prospects includes the following sections:

•	Operating results:

•	Business overview, a general description of our business.

•	Key drivers of our operating results and principal factors affecting our operating results, a general description of the principal uncertainties and variables facing our business and the primary factors that have a significant impact on our operating performance.

•	Recent acquisitions and dispositions, a description of the recent acquisitions and other transactions that have impacted, or will impact, our performance.

•	Key financial and operating indicators, a presentation of the key financial measures we use to track our operating performance.

•	Application of critical accounting policies, a discussion of accounting policies that require critical judgments and estimates.

•	Operating results, an analysis of our consolidated results of operations during the three fiscal years presented in our financial statements. The analysis is presented both on a consolidated basis, and by geographic segment.

•	Restatement of certain items in our quarterly results for fiscal 2004.

•	Liquidity and capital resources, an analysis of our cash flows, borrowings and our anticipated funding requirements and sources.

•	Outlook and trend information, a review of the outlook for, and trends affecting, our business.

•	Off-balance sheet arrangements.

•	Tabular disclosure of contractual obligations, being the numerical review of our contractual future cash obligations.

5A. OPERATING RESULTS

Business overview

     We are a gold mining company engaged in underground and surface gold mining, including exploration, extraction, processing and smelting. We have operations comprising underground and open pit mining and surface retreatment operations, including the requisite infrastructure and metallurgical processing plants. Our operations are located in South Africa and Papua New Guinea. In addition, we hold a 45.33% (19.78% at June 30, 2004) equity interest in Emperor Mines Limited, or Emperor, in Fiji. We divide our worldwide operations into two geographic regions, based on revenue generated from the location of the seller, as follows:

•	South Africa is comprised of the North West Operations (Harties and Buffels Sections) and the Blyvoor Section. We also hold a 40% equity interest in Crown Gold Recoveries (Pty) Limited which includes the Crown and ERPM Sections.

•	Australasia is comprised of the Tolukuma Section, a 20% interest in the Porgera Joint Venture, or Porgera, and a 45.33% interest in Emperor.

     In fiscal 2004, the South African Operations accounted for 71% of our production, 85% of our Ore Reserves and a $57.8 million net loss after tax. The Australasian Operations accounted for 29% of our production, 15% of our Ore Reserves and a net profit after tax of $2.1 million.

     Exploration activities are undertaken in South Africa, Papua New Guinea and Australia.

     From 1895 to 1997 our principal mining operation was the Durban Deep Section. Up to 1999, our general growth strategy was to acquire existing under-performing mines in South Africa at relatively low acquisition costs, and turn them into profitable business units by introducing low-cost mining methods and reducing costs through employing our experience in managing marginal gold mines to more efficiently utilize existing infrastructures. Since 1999 our focus has been to expand our operations outside of South Africa by acquiring lower cash cost and higher margin mines than those in South Africa, through the acquisition of Dome Resources NL (Tolukuma Section), our 20% interest in Porgera and our 45.33% interest in Emperor (Vatukoula Section).

     Due to the continued strength of the Rand as well as the disappointing tonnages from our South African Operations, as a result of ore pass constraints, rock falls and labor inefficiencies, our results for fiscal 2004 decreased in comparison to fiscal 2003 and fiscal 2002. Our balance sheet has strengthened through the inclusion of our 20% attributable portion of the Porgera Joint Venture and the raising of additional equity.

     As at June 30, 2004, we had Ore Reserves of approximately 11.0 million ounces, compared to 14.4 million ounces as at June 30, 2003. Despite the acquisition of our 20% interest in Porgera which added 1.4 million ounces to our Ore Reserves, we were unable to off-set the effect of the strong Rand which decreased our Ore Reserves from our South African Operations from 14.3 million ounces in fiscal 2003 to 9.4 million ounces in fiscal 2004, before the effect of depletion. Ore Reserves have decreased because the stronger Rand has reduced the amount of reserves which are economically viable to mine.

Key drivers of our operating results and principal factors affecting our operating results

The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:

•	The price of gold, which fluctuates widely in local currencies;

•	The tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;

•	The cost of producing that gold as a result of mining efficiencies; and

•	General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations in the developing countries in which we operate.

Gold price

     Our revenues are derived primarily from the sale of gold produced at our mines. As a result, our operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the Dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities. The demand for and supply of gold may affect gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices, although we have previously entered into hedging arrangements, such as forward sales or other derivative instruments, which established a price in advance for the sale of our future gold production. During fiscal 2002, we undertook a major restructuring of our hedge book, designed to close out our hedge positions.

     The following table indicates the movement in the Dollar gold spot price for the 2004, 2003 and 2002 fiscal years:

	2004 fiscal year	2003 fiscal year	% increase
Opening gold spot price on July 1,	$346 per ounce	$315 per ounce	10%
Closing gold spot price on June 30,	$396 per ounce	$346 per ounce	14%
Lowest gold spot price during the fiscal year	$343 per ounce	$302 per ounce	14%
Highest gold spot price during the fiscal year	$427 per ounce	$382 per ounce	12%
Average gold spot price for the fiscal year	$389 per ounce	$334 per ounce	16%

	2003 fiscal year	2002 fiscal year	% increase
Opening gold spot price on July 1,	$315 per ounce	$271 per ounce	16%
Closing gold spot price on June 30,	$346 per ounce	$315 per ounce	10%
Lowest gold spot price during the fiscal year	$302 per ounce	$265 per ounce	14%
Highest gold spot price during the fiscal year	$382 per ounce	$327 per ounce	17%
Average gold spot price for the fiscal year	$334 per ounce	$296 per ounce	13%

			% increase /
	2002 fiscal year	2001 fiscal year	(decrease)
Opening gold spot price on July 1,	$271 per ounce	$290 per ounce	(7%)
Closing gold spot price on June 30,	$315 per ounce	$271 per ounce	16%
Lowest gold spot price during the fiscal year	$265 per ounce	$260 per ounce	2%
Highest gold spot price during the fiscal year	$327 per ounce	$291 per ounce	12%
Average gold spot price for the fiscal year	$296 per ounce	$269 per ounce	10%

     A significant upward trend in the Dollar gold price has been noted over the past few years, however, as the majority of our production has been sourced from our South African operations during those three fiscal years, the impact of the Rand/Dollar exchange rate has been significant on our operating results. Whereas the Dollar gold price has shown consistent growth over the last three fiscal years, the Rand gold price (based on average prices for the year) has moved from R3,004 per ounce in fiscal 2002 to R3,023 per ounce in fiscal 2003 and finally down to R2,684 per ounce in fiscal 2004.

Gold production and production costs

     Gold production from our subsidiaries, as well as our 20% attributable share of Porgera, totaled 808,145 ounces during fiscal 2004, in comparison to 792,996 ounces in fiscal 2003, and 1,027,440 ounces in fiscal 2002.

     Our costs and expenses consist primarily of production costs, royalties and depreciation and amortization. Production costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of gold. Labor is the largest component of production costs constituting 50% of production costs for fiscal 2004, as the majority of our mining operations are deep level underground mines which are more labor intensive.

     At our South African Operations, production decreased from 955,485 ounces in fiscal 2002, produced from 24.6 million tonnes milled at an average yield of 1.27g/t, to 724,900 ounces in fiscal 2003, produced from 10.1 million tonnes milled at an average yield of 2.19g/t, and 574,955 ounces produced from 6.3 million tonnes milled at an average yield of 2.85g/t in fiscal 2004. Due to the decline in the Rand gold price over the last three fiscal years, our South African Operations have increasingly focused on mining higher grade ore panels, therefore leading to an increased yield from the tonnages milled. As the South African mines are low-margin producers, the combined strengthening of the Rand, ore pass constraints and rock falls, higher than expected increases by government or monopolistic producers in the cost of consumable inventories, such as water, electricity, and steel, and higher than expected increases in labor costs, without associated increases in efficiencies and volumes, have required us to restructure our South African Operations, including recently initiating 60-day reviews at the Blyvoor and North West Operations.

     At our Australasian Operations production decreased from 71,955 ounces in fiscal 2002, produced from 0.2 million tonnes milled at an average yield of 13.56g/t, to 68,096 ounces in fiscal 2003, produced from 0.2 million tonnes milled at an average yield of 13.07g/t, and then increased in fiscal 2004, to 233,190 ounces, produced from 1.1 million tonnes milled at an average yield of 6.38g/t. The acquisition of our 20% interest in Porgera contributed 147,475 ounces, produced from 0.9 million tonnes milled at an average yield of 4.87g/t. The Tolukuma Section has been a consistent producer at a high grade of 13.60g/t in fiscal 2004, 13.07g/t in fiscal 2003 and 13.56g/t in fiscal 2002.

     Due to the accessibility of the Ore Reserves at our Australasian Operations and the high yield per tonne milled, these operations produced at a cash cost1 of $221 per ounce and an total cost2 of $354 per ounce in fiscal 2004, compared with our South African Operations that produced at a cash cost of $393 per ounce and an total cost of $458 per ounce in fiscal 2004.

General economic factors

     As at October 31, 2004, we have six operations in two countries (South Africa and Papua New Guinea), and we are exposed to a number of factors, which could impact on our profitability, resulting from exchange rate fluctuations, inflation and other risks relating to these specific countries. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations and the strength of the Rand

     As of June 30, 2004, approximately 70% of our revenues are generated in South Africa, and approximately 30% of our revenues are generated from operations in Papua New Guinea. Most of our production costs, therefore, are denominated in local currencies, such as the South African Rand and the Papua New Guinean Kina. In fiscal 2004, we derived 100% of our revenues in Dollars and incurred 84% of our production costs in these local currencies. In fiscal 2004, the weakening of the Dollar against the Rand accounted for approximately $93 per ounce, or 98% of the total increase in cash costs per ounce for our South African operations from fiscal 2003. As the price of gold is denominated in Dollars and we realize our revenues in Dollars, the depreciation of the Dollar against these local currencies reduces our profitability. Based upon average rates during the respective years, the Rand strengthened by 24% against the Dollar in fiscal 2004 compared to fiscal 2003. This has lead to an effective decrease of 11.2% in the average Rand gold price in comparison to June 30, 2003. The Kina, based on average rates in the respective fiscal years, strengthened by 16% against the Dollar in fiscal 2004 compared to fiscal 2003.

1 Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A:. “Operating Results.”

2 Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A:. “Operating Results.”

     As an unhedged gold producer we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements of the Rand and Kina. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our operations or to continue the development of some or all of our projects. Our weighted average total costs per ounce for the operations of our wholly-owned subsidiaries, as well as Porgera, was $428 per ounce of gold produced in the 2004 fiscal year, $256 in the 2003 fiscal year and $388 in the 2002 fiscal year. The average gold price received was $389 per ounce in fiscal 2004, $334 per ounce in fiscal 2003 and $253 per ounce in fiscal 2002.

     In addition, to fund local operations and comply with South African exchange controls, we hold funds in local currencies, such as the Rand and Australian Dollar. The Dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, our cash and cash equivalents reported in Dollars could change. At June 30, 2004, approximately 66% of our cash and cash equivalents, being $14.8 million, were held in such currencies in comparison to 100%, or $44.4 million at June 30, 2003.

Effect of inflation

     In the past, our operations have been materially adversely affected by inflation. As we are unable to control the prices at which our gold is sold, if there is a significant increase in inflation in South Africa, and to a lesser extent in Papua New Guinea, without a concurrent devaluation of the local currency or an increase in the price of gold, our costs will increase, negatively effecting our operating results.

     The movement in the Rand/Dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Consumer Price Index, or CPIX, are set out in the table below:

	2004	2003	2002
Year ended June 30,	(%)	(%)	(%)
The average Rand/Dollar exchange rate (strengthened)/weakened by	(23.9)	(11.0)	33.1
Less: CPIX (inflation rate)	4.8	9.6	7.0

Net effect	(28.7)	(20.6)	26.1

     The South African CPIX inflation rate has stabilized somewhat over the last three fiscal years, showing a decrease in fiscal 2004 in comparison to historical trends. However, the effect of the movements in exchange rate has exacerbated the effect on profitability experienced as a result of the movement in the CPIX inflation rate, as illustrated above.

South African political, economic and other factors

     We are a South African company and a majority of our operations are in South Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally. South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for financial institutions and individuals have been incrementally relaxed.

It is, however, impossible to predict when the South African Government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see Item 10D.: “Exchange controls.”

     On May 1, 2004, the Mineral and Petroleum Resources Development Act, or MPRD Act, became effective. Prior to the introduction of the MPRD Act, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Now, all mineral rights have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights need to be converted to new order rights of use within certain prescribed periods. We are currently in the process of submitting the required information. This process is described more fully under Item 4B.: “Business Overview – South Africa – Common Law Mineral Rights and Statutory Mining Rights.”

Papua New Guinea political, economic and other factors

     Our operations based in Papua New Guinea are also subject to political and economical uncertainties, including the risk of civil rebellion, expropriation, nationalization, renegotiation of existing contracts, mining licenses and permits, changes in laws or taxation policies, currency exchange restrictions and international monetary fluctuations.

Recent acquisitions and dispositions

     The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, we have been, and expect to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combinations and acquisition opportunities. To ensure that our Ore Reserve base is maintained, or increased, we are currently focusing on acquiring low cost, high margin mines in other global regions. Our recent acquisitions, over the last fiscal year, include a 20% interest in the Porgera Joint Venture in Papua New Guinea for an acquisition price of $77.1 million, comprising $16.7 million in shares and $59.2 million in cash, net of cash acquired, and by July 30, 2004, we had increased our interest in Emperor from 19.78%, as at June 30, 2004, to 45.33% through a takeover offer announced in March 2004. We acquired 29,097,269 Emperor shares in exchange for 6,612,679 of our ordinary shares, valued at $16.6 million, based on the market value of our shares on the date of issue.

     Beginning in July 2002, we entered into a series of transactions, consistent with our black economic empowerment strategy (see Item 4B.: “Business Overview”), resulting in the sale of 60% of our interest in Crown Gold Recoveries (Pty) Limited, or CGR, to Khumo Bathong Holdings (Pty) Limited, or KBH, for R105.0 million ($11.6 million). In October 2002, CGR acquired 100% of the outstanding share capital of, and loan accounts in, East Rand Proprietary Mines Limited, or ERPM, for R100 million ($11.0 million).

     In June 2002, we entered into an agreement with Bophelo Trading (Pty) Limited, subsequently renamed Mogale Gold (Pty) Limited, or Mogale, for the sale of the West Wits gold plant and certain related assets for R25 million ($2.4 million) to process certain sand dumps, surface materials, freehold areas and surface right permits located at the West Wits Section. We retain the right to mine underground by virtue of certain mining titles and mining authorizations on the property. As part of the agreement, we agreed to indemnify Mogale against any loss, damage or expense which Mogale might incur as a result of any liability in connection with the transferred assets, the cause of which arose prior to this sale. The effective date of this sale was July 21, 2003, when all of the conditions precedent were fulfilled and Mogale was granted a mining license.

     For further details on these transactions refer to Item 4A.: “History and Development of the Company.”

Key financial and operating indicators

     We consider the key performance measures for the growth of our business and its profitability to be gold revenue, production, production costs, cash costs per ounce and total costs per ounce, capital expenditure and Ore Reserves. The following table presents the key performance measurement data for the past three fiscal years:

Operating data 1

	Year ended June 30,
	2004	2003	2002
Revenues ($’000)	313,290	261,342	303,858
Gold production (ounces)	808,145	792,996	1,027,440
Production costs ($’000)	277,491	235,359	218,056
Revenue ($/oz)	389	334	253
Cash costs ($/oz)	343	297	212
Total costs ($/oz)	428	250	388
Capital expenditure ($’000)	26,917	13,414	8,188
Ore Reserves (ounces)	11,016,000	14,408,000	16,263,000

Revenue

     Revenue is primarily derived from the sale of gold. The following table analyzes the revenue per operation:

	Year ended June 30,
	2004	2003	2002
Mining operations	$’000	$’000	$’000
Blyvoor Section	90,066	81,753	73,705
North West Operations	130,036	151,923	160,596
West Wits Section[2]	—	4,796	6,897
Crown Gold Section[3]	—	—	40,606
Other	—	—	4

Total South African Operations	220,102	238,472	281,808

Tolukuma Section	32,743	22,870	22,050
Porgera Joint Venture[4]	60,445	—	—

Total Australasian Operations	93,188	22,870	22,050

Total	313,290	261,342	303,858

1 For fiscal 2004 and 2003 the operating data excludes our 40% share of our equity accounted associate, CGR, including the Crown and ERPM Sections, and our 19.78% investment in Emperor, but includes our 20% attributable interest in the proportionately consolidated Porgera Joint Venture.

2 With effect from July 21, 2003, we disposed of the West Wits operating mining assets in a black economic empowerment deal to Mogale, for $2.4 million.

3 With effect July 1, 2002, we disposed of 60% of our interest in this mining operation in a black economic empowerment deal, to KBH. CGR is equity accounted from fiscal 2003 onwards and is referred to as Crown Gold Recoveries (Pty) Limited, or the Crown Section.

4 With effect from October 14, 2004, we acquired a 20% interest in the unincorporated Porgera Joint Venture. This interest is proportionately consolidated from that date.

     For fiscal 2004, revenue increased from $261.3 million in fiscal 2003 to $313.3 million, with the average gold price received by us increasing to $389 per ounce in fiscal 2004, compared to $334 per ounce in fiscal 2003. The acquisition of our 20% interest in Porgera contributed $60.4 million to revenue for fiscal 2004. Other movements in revenue are attributable to changes in production volumes, from a total of 792,996 ounces in fiscal 2003 to 808,145 ounces in fiscal 2004.

     For fiscal 2003, revenue decreased from $303.9 million in fiscal 2002 to $261.3 million, with the average gold price received by us increasing to $334 per ounce, compared to $253 per ounce in fiscal 2002. Included in the realized price of $253 per ounce in fiscal 2002, is a $43 per ounce adverse affect of the hedges in place during that fiscal year. With effect July 1, 2002 we disposed of 60% of our interest in the Crown Gold Section, which contributed $40.6 million to revenue in fiscal 2002. Other movements in revenue are attributable to changes in production volumes, from a total of 1,027,440 ounces in fiscal 2002 to 792,996 ounces in fiscal 2003.

Gold production

     The following table analyzes the production per operation:

	Year ended June 30,
	Production in ounces
Mining operations	2004	2003	2002
Blyvoor Section	233,094	247,626	253,025

Surface operations	34,883	44,626	52,854
Underground operations	198,211	203,000	200,171

North West Operations	341,861	462,743	540,550

Surface operations	43,180	78,447	103,686
Underground operations	298,681	384,296	436,864

West Wits Section [1]	—	14,531	23,245
Crown Gold Section [2]	—	—	138,665

Total South African Operations	574,955	724,900	955,485

Porgera[3]	147,475	—	—
Tolukuma Section	85,715	68,096	71,955

Total Australasian Operations	233,190	68,096	71,955

Total	808,145	792,996	1,027,440

     For fiscal 2004, our total gold production increased by 15,149 ounces, or 2%, to 808,145 ounces from 792,996 ounces produced in fiscal 2003. Gold production from our South African Operations decreased by 21% from 724,900 ounces produced in fiscal 2003 to 574,955 ounces in fiscal 2004. This is attributable to us ceasing mining unprofitable gold reserves as a result of the lower Rand per kilogram gold price. Gold production at the Australasian Operations increased by 242% from 68,096 ounces in fiscal 2003 to 233,190 ounces in fiscal 2004, mainly due to the acquisition of our 20% attributable interest in the Porgera Joint Venture and improved gold recovery at the Tolukuma Section.

1 With effect from July 21, 2003, we disposed of the West Wits operating mining assets in a black economic empowerment deal to Mogale, for $2.4 million.

2 With effect July 1, 2002, we disposed of 60% of our interest in this mining operation in a black economic empowerment deal to KBH. CGR is equity accounted from fiscal 2003 onwards and is referred to as Crown Gold Recoveries (Pty) Limited, or the Crown Section.

3 With effect from October 14, 2004, we acquired a 20% interest in the unincorporated Porgera Joint Venture. This interest is proportionately consolidated from that date.

     For fiscal 2003, our total gold production decreased by 234,444 ounces, or 23%, to 792,996 ounces from 1,027,440 ounces produced in fiscal 2002. Gold production from our South African Operations decreased by 24% from 955,485 ounces produced in fiscal 2002 to 724,900 ounces in fiscal 2003. This is attributable to the sale of 60% of our interest in the Crown and ERPM Sections that contributed 138,665 ounces of gold production in fiscal 2002. In addition a decrease of 77,807 ounces was noted at the North West Operations, resulting from a decrease in yield due to a shift from predominantly high grade panels to lower grade panels. Gold production at the Australasian Operations decreased by 5% from 71,955 ounces in fiscal 2002 to 68,096 ounces in fiscal 2003.

     A more detailed review of gold production at each of our operations is provided under Item 4D.: “Property, Plants and Equipment.”

Cash costs1 and total costs2 per ounce

     Our operational focus is to increase production, improve productivity and reduce costs. With the appreciation in the Rand against the Dollar, the increase in labor costs and decrease in operating efficiencies at our South African mines, our cash costs for fiscal 2004 increased to $343 per ounce of gold from $297 per ounce of gold in fiscal 2003 and our total costs increased to $428 per ounce of gold from $250 per ounce of gold in fiscal 2003. This increase was offset in part by the acquisition of a 20% interest in Porgera, whose cash costs were $215 per ounce of gold, for fiscal 2004. For fiscal 2003, our cash costs increased to $297 per ounce of gold from $212 per ounce of gold in fiscal 2002, principally due to the appreciation of the Rand against the Dollar. Prior to fiscal 2003, our cash costs decreased from an average of $267 per ounce of gold in 2000 to $212 per ounce of gold in 2002 principally due to the depreciation of the Rand. Our total costs per ounce have decreased from $388 per ounce in fiscal 2002 to $250 per ounce in fiscal 2003 and increased to $428 per ounce in fiscal 2004.

     The cash costs per ounce for our South African Operations increased by 31% whereas the cash costs per ounce for the Australasian operations decreased by 21% in fiscal 2004, compared to fiscal 2003. The increase in cash costs per ounce at our South African operations was mainly due to the strengthening of the Rand, operational difficulties and the placing of the Number 6 Shaft at the Harties Section (North West Operations) on a “care and maintenance” program. The decrease in cash costs per ounce at our Australasian Operations was primarily a result of our acquisition of Porgera which operated at a cash cost of $215 per ounce in fiscal 2004.

     Our cash cost for fiscal 2003 was $297 per ounce, which is $85 per ounce, or 40%, higher than cash costs of $212 per ounce recorded in fiscal 2002. This change was primarily due to stronger local currencies against the Dollar. The cash costs per ounce for our South African and Australasian operations increased by 42% and 13%, respectively, in fiscal 2003, compared to fiscal 2002. The increases in cash costs per ounce at these operations were mainly due to the stronger local currencies against the Dollar and, for our South African operations, production difficulties experienced at the North West Operations.

     Our total cost per ounce increased from $250 per ounce in fiscal 2003 to $428 per ounce in fiscal 2004. This increase is mainly as a result of the weakening of the Dollar against the local operating currencies. The total cost per ounce of $250 recorded in fiscal 2003 included a profit on financial instruments of $43.8 million ($55 per ounce) as a result of the significant appreciation of the Rand against the Dollar. In addition, the total cost per ounce of $428 recorded in fiscal 2004 included additional depreciation of $19.5 million ($24 per ounce), primarily due to the acquisition of Porgera.

1 Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A:. “Operating Results.”

2 Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A:. “Operating Results.”

     Our total cost per ounce of gold decreased to $250 in fiscal 2003 from $388 in fiscal 2002. This decrease is primarily attributable to the profit on financial instruments in fiscal 2003 as a result of the significant appreciation of the Rand against the Dollar, whereas in fiscal 2002, significant costs were incurred in the closing out of our hedge book, leading to a loss of derivative instruments of $147.2 million ($143 per ounce) in fiscal 2002.

Reconciliation of cash costs per ounce, total costs and total costs per ounce

     Cash costs per ounce, total costs and total costs per ounce are not US GAAP financial measures.

     Cash costs of production include costs for all mining, processing, administration, royalties and production taxes, but exclude depreciation, depletion and amortization, rehabilitation, employment termination costs, corporate administration costs, capital costs and exploration costs. Cash costs per ounce are calculated by dividing production costs by ounces of gold produced. Cash costs per ounce have been calculated on a consistent basis for all periods presented.

     Total production costs include cash costs of production, depreciation, depletion and amortization and the accretion of rehabilitation, reclamation and closure costs.

     Total costs, as calculated and reported by us, include total production costs, plus other operating and non-operating income, finance charges and other operating and non-operating costs, but excludes taxation, minority interest, equity in loss from associates and the cumulative effect of accounting changes. These costs are excluded as the mines do not have control over these costs and they have little or no impact on the day-to-day operating performance of the mines. Total costs per ounce are calculated by dividing total costs by attributable ounces of gold produced. Total costs and total costs per ounce have been calculated on a consistent basis for all periods presented.

     Cash costs per ounce, total costs and total costs per ounce are non-US GAAP financial measures that should not be considered by investors in isolation or as alternatives to production costs, net (loss)/profit applicable to common stockholders, (loss)/profit before tax and other items or any other measure of financial performance presented in accordance with US GAAP or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per ounce, total costs and total costs per ounce may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that cash costs per ounce and total costs and total costs per ounce are useful indicators to investors and management of an individual mine’s performance and of the performance of our operations as a whole as they provide:

•	an indication of a mine’s profitability and efficiency;

•	the trend in costs;

•	a measure of a mine’s margin per ounce, by comparison of the cash costs per ounce by mine to the price of gold; and

•	a benchmark of performance to allow for comparison against other mines and mining companies.

     A reconciliation of production costs to total costs, cash costs per ounce and total costs per ounce, for each of the three years in the period ending June 30, 2004, is presented below. In addition, we have also provided below detail of the ounces of gold produced by mine for each of those periods.

For the year ended June 30, 2004
(in $’000, except as otherwise noted)

					Total South
					African
	Blyvoor	North West	West Wits [1]	Other[2]	Operations
Production costs[4]	90,366	134,465	—	1,189	226,020
Plus:
Depreciation and amortization	2,643	2,263	—	698	5,604
Movement in rehabilitation provision, reclamation and closure costs	779	2,206	109	(30)	3,064

Total production costs	93,788	138,934	109	1,857	234,688
Plus:
Employment termination costs	899	7,064	—	—	7,963
Movement in gold in process	579	(80)	—	—	499
Non-operating income	(192)	(881)	(136)	(23,125)	(24,334)
Interest expense	906	162	—	6,800	7,868
Other operating expenses[5]	3,667	5,754	1,430	25,798	36,649

Total costs	99,647	150,953	1,403	11,330	263,333

Gold produced (ounces) [6]	233,094	341,861	—	—	574,955
Cash costs per ounce ($ per ounce)	388	393	—	—	393
Total costs per ounce ($ per ounce)	427	442	—	—	458

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Total Australasian
	Porgera[3]	Tolukuma	Other[1]	Operations	Total
Production costs[4]	31,650	19,821	—	51,471	277,491
Plus:
Depreciation and amortization	9,260	7,340	7,931	24,531	30,135
Movement in rehabilitation provision, reclamation and closure costs	180	148	63	391	3,455

Total production costs	41,090	27,309	7,994	76,393	311,081
Plus:
Employment termination costs	—	—	—	—	7,963
Movement in gold in process	(1,499)	—	—	(1,499)	(1,000)
Non-operating income	(9)	(118)	11,602	11,475	(12,859)
Interest expense	1,103	226	(1,285)	44	7,912
Other operating expenses[5]	2,223	3,032	(9,025)	(3,770)	32,879

Total costs	42,908	30,449	9,286	82,643	345,976

Gold produced (ounces) [6]	147,475	85,715	—	233,190	808,145
Cash costs per ounce ($ per ounce)	215	231	—	221	343
Total costs per ounce ($ per ounce)	291	355	—	354	428

1 With effect from July 21, 2003, we disposed of the West Wits operating mining assets in a black economic empowerment deal, to Mogale Gold Limited.

2 Relates to other non-core operating entities within the Group.

3 With effect from October 14, 2004, we acquired a 20% interest in the Porgera Joint Venture.

4 Production costs equate to cash costs of production.

5 Other operating expenses comprise impairment of assets, management and consulting fees, post retirement medical benefits, loss/(profit) on derivative instruments, loss/(profit) on sale of mining assets, profit on disposal of subsidiary, write-off of investments and loans, and selling, administration and general charges.

6 The gold production numbers exclude production from our 40% held associate, Crown Gold Recoveries (Pty) Limited, which holds the Crown and ERPM Sections, and our 19.78% investment in Emperor, but includes our 20% attributable interest in the Porgera Joint Venture.

For the year ended June 30, 2003
(in $’000, except as otherwise noted)

					Total South African	Australasian
	Blyvoor	North West	West Wits [1]	Other [2]	operations	operations [3]	Total
Production costs[4]	65,240	144,568	4,859	1,587	216,254	19,105	235,359
Plus:
Depreciation and amortization	1,509	2,047	402	83	4,041	6,561	10,602
Movement in rehabilitation provision, reclamation and closure costs	130	934	71	306	1,441	(27)	1,414

Total production costs	66,879	147,549	5,332	1,976	221,736	25,639	247,375
Plus:
Employment termination costs	85	821	53	542	1,501	—	1,501
Movement in gold in process	(160)	687	131	—	658	593	1,251
Non-operating income	(391)	(1,215)	(251)	(19,746)	(21,603)	1,519	(20,084)
Interest expense	530	210	10	5,544	6,294	615	6,909
Other operating expenses[5]	(39,764)	688	(640)	(289)	(40,005)	1,631	(38,374)

Total costs	27,179	148,740	4,635	(11,973)	168,581	29,997	198,578

Gold produced (ounces) [6]	247,626	462,743	14,531	—	724,900	68,096	792,996
Cash costs per ounce ($ per ounce)	263	312	334	—	298	281	297
Total costs per ounce ($ per ounce)	110	321	319	—	233	441	250

1 With effect from July 21, 2003, we disposed of the West Wits operating mining assets in a black economic empowerment deal, to Mogale Gold Limited.

2 Relates to other non-core operating entities within the Group.

3 The only significant mining operation within the Australian region is the Tolukuma Section based in Papua New Guinea.

4 Production costs equate to cash costs of production.

5 Other operating expenses comprise impairment of assets, management and consulting fees, post retirement medical benefits, loss/(profit) on derivative instruments, loss/(profit) on sale of mining assets, profit on disposal of subsidiary, write-off of investments and loans, and selling, administration and general charges

6 These production numbers exclude production from our 40% held associate, Crown and ERPM, and our 19.81% investment in Emperor.

For the year ended June 30, 2002
(in $’000, except as otherwise noted)

						Total South
						African	Australasian
	Blyvoor	North West	West Wits	Crown Gold [1]	Other[2]	operations	operations [3]	Total
Production costs[4]	46,579	118,265	6,136	28,254	980	200,214	17,842	218,056
Plus:
Depreciation and amortization	933	2,068	43	2,162	1,668	6,874	7,059	13,933
Movement in rehabilitation provision, reclamation and closure costs	4	159	—	23	(1,318)	(1,132)	358	(774)

Total production costs	47,516	120,492	6,179	30,439	1,330	205,956	25,259	231,215
Plus:
Employment termination costs	—	308	—	—	80	388	—	388
Movement in gold in process	(25)	(113)	(48)	(18)	—	(204)	493	289
Non-operating income	(117)	(209)	(1,121)	(41)	(710)	(2,198)	349	(1,849)
Interest expense	837	8	800	3	421	2,069	316	2,385
Other operating expenses[5]	34,462	109,844	2,436	8,106	10,926	165,774	229	166,003

Total costs	82,673	230,330	8,246	38,489	12,047	371,785	26,646	398,431

Gold produced (ounces)[6]	253,025	540,550	23,245	138,665	—	955,485	71,955	1,027,440
Cash costs per ounce ($ per ounce)	184	219	264	204	—	210	248	212
Total costs per ounce ($ per ounce)	327	426	355	278	—	389	370	388

1 With effect July 1, 2002 we disposed of 60% of the interest in this mining operation in a black economic empowerment deal to KBH. The entity, CGR, has been accounted for as an associate from fiscal 2003 onwards and holds the Crown Section and ERPM Section.

2 Relates to other non-core operating entities within the Group.

3 The only significant mining operation within the Australian region was the Tolukuma Section based in Papua New Guinea.

4 Production costs equate to cash costs of production.

5 Other operating expenses comprise impairment of assets, management and consulting fees, post retirement medical benefits, loss/(profit) on derivative instruments, loss/(profit) on sale of mining assets, profit on disposal of subsidiary, write-off of investments and loans, and selling, administration and general charges

6 These production numbers exclude production from our 40% held associate, CGR.

Capital expenditure

     Total capital expenditure during fiscal 2004 was $26.9 million, compared to $13.4 million in fiscal 2003, which represents a $13.5 million, or 101%, increase in capital expenditure on a group level. In South Africa, capital expenditure increased from $10.7 million in fiscal 2003 to $14.8 million in fiscal 2004, mainly due to the inclusion of new capital development projects, which included the opening up of reserves at North West Operations (Buffels and Harties Sections) amounting to $2.2 million, the completion of the Number 4 and 5 slimes dam project at Blyvoor amounting to $6.9 million, and the strengthening of the South African Rand against the Dollar by 16% during fiscal 2004. Capital expenditure in the Australasian operations, increased from $2.7 million in fiscal 2003, to $12.2 million in fiscal 2004. The increase partly related to the strengthening of the local currencies against the Dollar, and the inclusion of $8.7 million of capital expenditure at Porgera, which includes capitalized deferred stripping costs of $4.1 million.

     Total capital expenditure during fiscal 2003 was $13.4 million, compared to $8.2 million in fiscal 2002, which represents a $5.2 million, or 63%, increase in capital expenditure on a group level. In South Africa, capital expenditure increased from $6.4 million in fiscal 2002 to $10.7 million in fiscal 2003, mainly due to the inclusion of several capital projects and the South African Rand strengthening by 11% against the Dollar. Capital projects in South Africa, for fiscal 2003, included a number of projects at North West Operations, mining equipment at the Blyvoor Section and the North West operations, as well as the development of Ore Reserves. Capital expenditure at the Australasian operations, increased from $1.8 million in fiscal 2002, to $2.7 million in fiscal 2003, with the increase in expenditure mainly due to expenditure on mobile plant and equipment.

Ore Reserves

     As at June 30, 2004, our Ore Reserves, were estimated at 11.0 million ounces, as compared to approximately 14.4 million ounces at June 30, 2003, representing a 24% decrease. The decrease is due to depletion during the year, which constitutes 6% of the decrease, with the remaining 18% decrease mostly due to the decrease in the Rand gold price and the application of economic cut-off at the end of the life of mine plans when planning the mining of Ore Reserves. The reduction was offset in part by the purchase of a 20% interest in Porgera which added 1.4 million attributable ounces. Our Ore Reserves decreased from 16.3 million ounces of gold in fiscal 2002 to 14.4 million ounces in fiscal 2003. This resulted in slightly higher depreciation and amortization charges.

We seek to increase our reserves through development and to acquire additional new reserves through acquisitions.

	Year ended June 30,
(’000 ounces)	2004	2003	2002
Blyvoor Section	4,329	5,780	7,235
North West Operations	5,047	8,483	8,414
West Wits Section	—	—	—
Crown Gold Section	—	—	536

Total South African operations	9,376	14,263	16,185

Porgera [1]	1,437	—	—
Tolukuma Section	203	145	78

Total Australasian operations	1,640	145	78

Total	11,016	14,408	16,263

Associates[2]	505	1,211	—

Application of critical accounting policies

     Some of our significant accounting policies as described in note 2 to our consolidated financial statements, require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

     Management believes the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:

•	Mining assets

•	Deferred stripping costs

•	Impairment of mining assets

•	Deferred income and mining taxes

•	Reclamation and closure costs

•	Environmental rehabilitation costs

•	Collectability of receivables

•	Contingent liabilities

     Management has discussed the development and selection of each of these critical accounting policies with the Board of Directors and the Audit Committee, both of which have approved and reviewed the disclosure of these policies.

1 Our attributable 20% share of the Proven and Probable Ore Reserves in the Porgera Joint Venture is based on the information disclosed by Placer Dome Inc. (which has a 75% interest in the Porgera Joint Venture) in its Annual Report for the fiscal year ended December 31, 2003, as filed with the SEC on Form 40-F on March 5, 2004. The Porgera Ore Reserves are estimated as at December 31, 2003.

2 Comprise our 40% interest in CGR, which owns the Crown and ERPM Sections.

Mining assets

     Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Amortization is calculated on a mine-by-mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, we estimate the amortization rate based on actual production over total Proven and Probable Ore Reserves of the particular mine. This rate is then applied to actual costs capitalized to date to arrive at the amortization expense for the period. Proven and Probable Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves, as determined in accordance with the SEC’s Industry Guide 7 under the US Securities Exchange Act of 1934, as amended. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management’s estimate of the total Proven and Probable Reserves, would impact the amortization charges recorded in our consolidated financial statements.

Deferred stripping costs

     We have only one significant open-pit operation, at Porgera, where stripping costs incurred during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio. For other open-pit operations stripping costs are expensed in the period in which they are incurred. Stripping costs included in mining assets as at June 30, 2004, for Porgera are $3.5 million (June 30, 2003: $nil) with $4.1 million capitalized to mining assets during fiscal 2004. During fiscal 2004, the average stripping ratio was 7.1 in comparison with the Life of Mine stripping ratio of 3.5. Wedge and mudstone failure on the west wall of the Stage 5 pit at Porgera created unplanned waste material which had to be removed and negatively affected the stripping ratio. The stripping ratio is determined based on the life of mine plan. The estimate of the total reserves of the mine could be materially different from the actual gold mined and from the actual usage of the mine due to changes in the factors used in determining the economic value of our mineral reserves and deferred stripping costs, such as the gold price and foreign currency exchange rates. Any change in management’s estimate of the total expected future life of the mine would impact the amortization charge recorded and deferred stripping capitalized in our consolidated financial statements.

Impairment of mining assets

     The impairment of long-lived assets is accounted for in accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

     Under SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable, including a reduction in the extent to which a gold plant is used, a dramatic change in the manner in which the Ore Reserves are used, a substantial drop in the gold price, a change in the law or environment in the country in which the Ore Reserves are based or gold is sold, forecasts showing lack of long-term profitability or production costs are in excess of an amount originally expected when the asset was acquired or constructed. Recoverability of an asset or asset group is assessed by comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. Estimates of future cash flows include estimates of future gold prices and foreign exchange rates. Therefore, changes could occur which may affect the recoverability of our mining assets. If an asset or asset group is considered to be impaired, the impairment which is recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets. The expected future cash flows are discounted at a rate based on the risk-free inter-bank interest rate indices in the respective geographic locations in which our assets are held. The asset or asset group is the lowest level for which there are identifiable cash flows that are largely independent of other cash flows. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by these assets, taking into account current market conditions and the expected lives of our assets. The lowest level for which there are identifiable cash flows that are largely independent of other cash flows is calculated on a mine-by-mine basis. We make the analysis periodically on a mine-by-mine basis or when indicators of impairment exist. During fiscal 2004, $1.4 million was recorded as an impairment and during fiscal 2002, $2.2 million was recorded as an impairment through applying these principles.

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

     A valuation allowance is raised against deferred tax assets which are not considered more likely than not to be realizable. These determinations are based on the projected realization of tax allowances and tax loss carry forwards. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. If these tax assets are not more likely than not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. If we determine that it is more likely than not that we would be able to realize the tax assets in the future, in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded. Management considers historical taxable positions in determining if a tax asset will be utilized, specifically with reference to the immediately preceding three fiscal years. As a result of these determinations, additional valuation allowances of $25.3 million and $41.9 million were recorded during fiscal 2004 and 2003, respectively. The bulk of these related to the South African Operations. During fiscal 2002, a reversal of $23.9 million in the valuation allowances was recorded, due to the profitability of the South African Operations, in that year, as a result of the stronger Rand gold price.

Reclamation and closure costs

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 143, “Accounting for Asset Retirement Obligations,” or SFAS 143. SFAS 143, which came into effect for fiscal years beginning after June 15, 2002 and which we adopted on July 1, 2002. SFAS 143 requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and is depreciated over the life of the asset. Prior to the adoption of SFAS 143, we accrued for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine.

     The provision for asset retirement obligations relates to expected costs associated with the demolition of gold plants, shaft headgear and shaft infrastructure. Estimates of these costs are based on our knowledge at the time of creating the provision. Determining these costs is complex and requires management to make estimates and judgments because most of the removal obligations will be fulfilled in the future and contracts and regulations often have vague descriptions of what constitutes removal. These estimates are subject to changes in regulations and unexpected movements in inflation rates and is, therefore, subject to annual review to ensure that the asset and liability is a fair reflection of the expected reclamation and closure costs as at June 30 of every year. The actual liability for rehabilitation costs can vary significantly from our estimate and, as a result, the liabilities that we report can vary significantly, if our assessment of these costs changes. As we use the expected cash flow technique to determine our future liability, the liability is determined by discounting the estimated cash flows using a credit-adjusted risk-free rate. Thus, the effect our credit standing is reflected in the discount rate rather than in the estimated cash flows. As at June 30, 2004, the discount rate was determined to be 6%. As a result of changes in estimates, additional liabilities of $2.0 million, $0.6 million and $0.7 million were raised in fiscal 2004, 2003 and 2002, respectively.

Environmental rehabilitation costs

     Where a related asset is not easily identifiable, other estimated rehabilitation costs associated with the revegetation of tailings dams, revegetation of rock dumps and the rehabilitation of open cast areas are accrued as tailings are deposited. The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Based on current environmental regulations and known rehabilitation requirements, our management has included its best estimate of these obligations in our Provision for Rehabilitation. However, it is reasonably possible that these estimates of our ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. As a result of changes in estimates, additional liabilities of $1.5 million, $0.8 million and $0.1 million were raised in fiscal 2004, 2003 and 2002, respectively.

     In South Africa, annual contributions are made to dedicated Rehabilitation Trust Funds, to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

Collectability of receivables

     In determining the collectability of receivables, management judgment is required in instances where uncertainty exists over the period and amount of cash flows which will be received. In determining this expectation, operational and economical circumstances affecting the receivable are considered. These principles were applied in evaluating the collectability of the receivables owed by CGR, ERPM, KBH and Mogale. As a result, advances to the value of $1.9 million and $5.2 million were provided for in fiscal 2004 and 2003, respectively.

Operating Results

     The following is a summary of our operating results for the past three fiscal years. Emperor has been accounted for as an investment, accounted for at market value and CGR as an associate, accounted for under the equity method, therefore neither of their results are presented on a line-by-line basis.

	Year ended June 30,			Increase/(decrease)
	2004	2003	2002	2004	2003
	$’000	$’000	$’000%		%
REVENUES
Product sales	313,290	261,342	303,858	20%	(14%)

Blyvoor Section	90,066	81,753	73,705	10%	11%
North West Operations	130,036	151,923	160,596	(14%)	(5%)
West Wits Section	—	4,796	6,897	(100%)	(31%)
Crown Gold Section	—	—	40,606		(100%)
Other[1]	—	—	4		(100%)
Total South African Operations	220,102	238,472	281,808	(8%)	(15%)
Porgera Joint Venture	60,445	—	—	100%
Tolukuma Section	32,743	22,870	22,050	43%	4%
Total Australasian Operations	93,188	22,870	22,050	308%	4%

Production costs	277,491	235,359	218,056	18%	8%

Blyvoor Section	90,366	65,240	46,579	39%	40%
North West Operations	134,465	144,568	118,265	(7%)	22%
West Wits Section	—	4,859	6,136	(100%)	(21%)
Crown Gold Section	—	—	28,254		(100%)
Other[1]	1,189	1587	980	(25%)	62%
Total South African Operations	226,020	216,254	200,214	5%	8%
Porgera Joint Venture	31,650	—	—	100%
Tolukuma Section	19,821	17,498	16,065	13%	9%
Other[1]	—	1,607	1,777	(100%)	(10%)
Total Australasian Operations	51,471	19,105	17,842	169%	7%

Movement in gold in process	(1,000)	1,251	289	(180%)	333%

Movement in rehabilitation provision, reclamation and closure costs	3,455	1,414	(774)	144%	(283%)

GROSS PROFIT	33,344	23,318	86,287	43%	(73%)
OTHER OPERATING EXPENSES
Depreciation and amortization	30,135	10,602	13,933	184%	(24%)

Blyvoor Section	2,643	1,509	933	75%	62%
North West Operations	2,263	2,047	2,068	11%	(1%)
West Wits Section	—	402	43	(100%)	835%
Crown Gold Section	—	—	2,162		(100%)
Other[1]	698	83	1,668	741%	(95%)
Total South African Operations	5,604	4,041	6,874	39%	(41%)
Porgera Joint Venture	9,260	—	—
Tolukuma Section	7,340	2,332	3,182	215%	(27%)
Other[1]	7,931	4,229	3,877	88%	9%
Total Australasian Operations	24,531	6,561	7,059	274%	(7%)

1 Relates non-operating entities within the Group.

	Year ended June 30,			Increase/(decrease)
	2004	2003	2002	2004	2003
	$’000	$’000	$’000%		%
Employment termination costs	7,963	1,501	388	431%	287%

Blyvoor Section	899	95	—	958%
North West Operations	7,064	821	308	760%	167%
West Wits Section	—	53	—	(100%)
Crown Gold Section	—	—	—
Other	—	542	80	(100%)	578%
Total South African Operations	7,963	1,501	388	431%	287%
Porgera Joint Venture	—	—	—
Tolukuma Section	—	—	—
Other	—	—	—
Total Australasian Operations	—	—	—

Impairment of assets	4,266	—	2,167		(100%)
Management and consulting fees	2,448	1,650	1,888	48%	(13%)
Post retirement medical benefits	—	—	1,786		(100%)
Loss/(profit) on derivative instruments	1,166	(43,821)	147,153	(103%)	(130%)
Loss/(profit) on sale of mining assets	55	(1,729)	606	(103%)	385%
Profit on disposal of subsidiary	—	(5,302)	—	(100%)
Write off of investments and loans	—	—	86		(100%)
SELLING, ADMINISTRATION AND GENERAL CHARGES
(including stock based compensation costs of $2,310,000 (2003: $4,313,000 and 2002: $2,503,000))	24,944	10,828	13,254	130%	(18%)

NET OPERATING (LOSS)/INCOME	(37,633)	49,589	(94,974)	(176%)	(152%)
NON-OPERATING INCOME/(LOSS)
Interest and dividends	2,124	8,703	2,219	(76%)	292%
Unrealized foreign exchange gains	10,672	11,229	567	(51%)	1880%
Profit/(loss) on sale of other assets and listed investments	63	152	—	(59%)
FINANCE COSTS
Interest expense	(7,912)	(6,909)	(2,385)	(15%)	(190%)

(LOSS)/PROFIT BEFORE TAX AND OTHER ITEMS	(32,686)	62,764	(94,573)	(152%)	34%
Income and mining tax (expense)/benefit	(14,230)	(41,765)	42,864	66%	(200%)
Equity in loss from associates	(8,827)	(9,452)	—	7%

(LOSS)/PROFIT AFTER TAX	(55,743)	11,547	(51,709)	(583%)	122%
Minority interest	7	—	—

NET (LOSS)/PROFIT BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(55,750)	11,547	(51,709)	(583%)	122%

Comparison of financial performance for the fiscal year ended June 30, 2004 with fiscal year ended June 30, 2003

Revenue

     The following table illustrates the year-on-year change in revenue by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2004 in comparison to fiscal 2003:

		Impact of change in volume
			Internal	Impact of
	Total revenue	Acquisitions/	growth/	change in		Total revenue
	2003	(dispositions)	(decline)	price	Net change	2004
Blyvoor Section	81,753		(4,798)	13,111	8,313	90,066
North West Operations	151,923		(39,687)	17,800	(21,887)	130,036
West Wits Section	4,796	(4,796)			(4,796)

Total South African operations	238,472	(4,796)	(44,485)	30,911	(18,370)	220,102

Porgera Joint Venture	—	60,445			60,445	60,445
Tolukuma Section	22,870		5,917	3,956	9,873	32,743

Total Australasian operations	22,870	60,445	5,917	3,956	70,318	93,188

Total	261,342	55,649	(38,568)	34,867	51,948	313,290

     Revenue for fiscal 2004 increased by $51.9 million, or 20%, to $313.3 million, primarily due to the increase in revenue from the Australasian operations of $70.3 million. The acquisition of a 20% interest in Porgera on October 14, 2003 contributed to $60.4 million of the increase in revenue from Australasian operations. The remainder of the increase in revenue from the Australasian operations consisted of $5.9 million from improved output at the Tolukuma Section and an increase in the Dollar price of gold which contributed $4.0 million. In contrast, production difficulties at the Blyvoor Section and North West Operations lead to a decrease in revenue from our South African operations of $44.5 million. This was partially offset by the improvement in the Dollar gold price which increased revenue by $30.9 million.

Production costs

     The following table illustrates the year-on-year change in production costs by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2004 in comparison to fiscal 2003:

		Impact of change in volume
	Total						Total
	production		Internal	Impact of			production
	costs	Acquisitions/	growth/	change in	Foreign	Net	costs
	2003	(dispositions)	(decline)	costs	exchange	change	2004
Blyvoor Section	65,240		(3,829)	7,486	21,468	25,126	90,366
North West Operations	144,568		(37,765)	(4,282)	31,945	(10,103)	134,465
West Wits Section	4,859	(4,859)				(4,859)	—
Other[1]	1,587			(680)	282	(398)	1,189

Total South African operations	216,254	(4,859)	(41,594)	2,524	53,695	9,766	226,020

Porgera Joint Venture		31,650				31,650	31,650
Tolukuma Section	17,498		4,527	(4,963)	2,759	2,323	19,821
Other[1]	1,607		(1,607)			(1,607)	—

Total Australasian operations	19,105	31,650	4,527	(4,963)	2,759	32,266	51,471

Total	235,359	26,791	(37,067)	(2,440)	56,454	42,132	277,491

     The following table lists the components of production costs for each of the years set forth below:

	Years ended June 30,
Costs	2004	2003
Labor	50%	42%
Contractor Services	19%	22%
Inventory	20%	25%
Electricity	11%	11%

     As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of production costs in that region. Production costs are linked directly to the level of production of a specific fiscal year. Production costs in fiscal 2004 increased by 18% to $277.5 million compared to production costs of $235.4 million in fiscal 2003. This increase is primarily attributable to the significant appreciation of the Rand against the Dollar during fiscal 2004. A 23.9% strengthening in the average Rand/US Dollar exchange rate was noted during fiscal 2004, with a 16.2% strengthening of the average Kina/US Dollar exchange rate. In addition, operational difficulties at our South African operations led to an increase in production costs.

     The decline in volume for fiscal 2004 in comparison to fiscal 2003, relates mostly to the decrease in gold production from 462,743 ounces in fiscal 2003 to 341,861 ounces in fiscal 2004, at the North West Operations. This is attributable to the stopping of mining unprofitable gold reserves as a result of the lower Rand per kilogram gold price. There was internal restructuring of resources and the placing of the Number 6 Shaft at the Harties Section on a “care and maintenance” program, as well as phasing out of surface mining operations and lower grade at the Blyvoor Section.

     Production costs at Porgera, acquired during fiscal 2004, amounted to $31.7 million, with a comparative contribution to production of 147,475 ounces. The Tolukuma Section contributed $19.8 million to production costs and 85,715 ounces to gold production.

1 Relates to non-operating entities within the Group.

Rehabilitation provision and amounts contributed to environmental trust funds

     As of June 30, 2004, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be $39.1 million, $31.6 million relating to the South African operations and $7.5 million relating to the Australasian operations, as compared to $24.6 million at June 30, 2003, with $16.0 million relating to the South African operations and $8.6 million relating to the Australasian operations. As a result of changes in estimates accretion of $3.4 million was recorded in fiscal 2004, and $1.4 million was recorded in fiscal 2003.

     A total of $22.8 million was invested in our various environmental trust funds as at the end of fiscal 2004, as compared to $17.9 million for fiscal 2003. The increase is mostly attributable to the strengthening of the Rand against the Dollar in fiscal 2004. Additional contributions were also made during the year under review, due to under funding of the liability. The shortfall between the funds in the trust and the estimated provisions, in South Africa, is expected to be financed by ongoing financial contributions over the remaining production life of the mine.

Depreciation and amortization

     Depreciation and amortization charges were $30.1 million for fiscal 2004 compared to $10.6 million for fiscal 2003. This increase is mainly due to our increase in the asset base for our Australian operations, as a result of our acquisition of a 20% interest in Porgera ($9.3 million) and the continued weakening of the Dollar against the local functional currencies ($1.3 million). The remainder of the increase ($8.9 million) is as a result of the decreased Ore Reserves.

Employment termination costs

     Employment termination costs increased to $8.0 million for fiscal 2004 as compared to $1.5 million for fiscal 2003. This increase is due to the reduction of 3,000 employees at the North West Operations during the year with the placing of the Number 6 Shaft at Harties on “care and maintenance” and the closure of Number 11 Shaft at Buffels as it had reached the end of its economic life, as well the effect of a stronger Rand against the Dollar as these termination costs are incurred in Rands.

Impairment of assets

     During fiscal 2004 impairments of $4.3 million were recorded. These impairments relate to the following:

•	Loans made that are seen to be irrecoverable, which amounted to $1.9 million. $1.1 million of loans were advanced to enable the West Wits mine to be sold as part of black economic empowerment to Mogale. This balance is seen to be irrecoverable due to Mogale having been placed under judicial management during fiscal 2004. $0.8 million relates to funds advanced to KBH, which we impaired as KBH’s main asset is a 60% interest in CGR and ERPM which are incurring losses.

•	Excess carrying value of mining assets over their fair values, which amounted to $1.4 million, at the North West Operations.

•	Goodwill in Net-Gold Services Limited, acquired during fiscal 2004, impaired as a result of losses recorded in this entity, which amounted to $1.0 million.

No impairments were recorded in fiscal 2003.

Management and consulting fees

     Management and consulting fees in fiscal 2004 increased by $0.7 million to $2.4 million compared to $1.7 million in fiscal 2003. These expenses relate to the evaluation of possible acquisitions.

Loss/(profit) on derivative instruments

     Changes in the fair value of derivative instruments in fiscal 2004 resulted in a loss of $1.2 million, as compared with a profit of $43.8 million in fiscal 2003. The decrease mostly relates to the closing out of a major portion of the Eskom gold for electricity contract during fiscal 2004. During fiscal 2004, a total amount of $25.1 million was used to close out 265,000 ounces under the Eskom gold for electricity contract. As at June 30, 2004 and October 31, 2004, the remaining portion on the contract was 50,000 ounces. The appreciation of the Rand during fiscal 2003 and the resulting positive effect that these changes had on the fair value of our derivative instruments contributed to the profit on derivative financial instruments in that period.

Selling, administration and general charges

     The selling, administration and general charges increased in fiscal 2004 to $24.9 million as compared to $10.8 million in fiscal 2003. The increase of $14.1 million comprises realized foreign exchange movements of $8.4 million, additional corporate salary expenses of $2.2 million, expenses in respect of Porgera of $2.2 million, additional DRD (Isle of Man) office costs of $1.1 million and costs associated with preparatory work for complying with the Sarbanes-Oxley Act of 2002 of $0.2 million. As most of the administrative charges are incurred in South Africa, where our head office is based, the strengthening of the Rand against the Dollar by 24% had a significant impact on the administrative costs incurred.

Interest and dividends

     Interest and dividend income decreased by $6.6 million, or 76%, from $8.7 million during fiscal 2003 to $2.1 million during fiscal 2004. The decrease in mostly attributable to a decrease in our cash and cash equivalents from $44.4 million as at June 30, 2003 to $22.5 million as at June 30, 2004, and interest income of $3.2 million accrued to us in respect of interest on amounts owed by associates, during fiscal 2003.

Unrealized foreign exchange gains

     Our functional currency is the Rand for our South African operations and the Papua New Guinean Kina for our Papua New Guinean operations. The unrealized foreign exchange non-cash gain of $10.7 million for fiscal 2004, compared to $11.2 million for fiscal 2003, represents the effect of the translation of monetary items, primarily external debt, which is denominated in currencies other than our functional currencies.

Interest expense

     Interest expense increased to $7.9 million for fiscal 2004 as compared to $6.9 million for fiscal 2003. The increase was due primarily to the inclusion of a full year of interest for our 6% Senior Convertible Notes due 2006, which were issued on November 12, 2002, increasing the interest charge from $4.7 million in fiscal 2003 to $5.9 million in fiscal 2004.

Income and mining tax expense

     The net tax expense of $14.2 million for fiscal 2004 comprises a current taxation charge of $7.4 million mainly relating to Porgera and a deferred tax charge of $6.8 million mainly comprising of valuation allowances raised against deferred tax assets at Blyvoor. During fiscal 2003 a deferred tax charge of $41.8 million was recorded comprising valuation allowances of $60.2 million primarily raised against deferred tax assets at the North West Operations and a credit of $18.4 million as a result of changing the tax rate from 30% in fiscal 2002 to the maximum mining tax rate applicable to our South African mining operations of either 37% or 46% for fiscal 2003.

Equity in loss from associate

     Losses amounting to $8.8 million were recorded against advances of the same amount made to our associate during fiscal 2004. During fiscal 2003 our attributable portion of our associate’s losses amounted to $4.2 million which were recorded against our equity investment in our associate. In addition, advances of $5.2 million were impaired in fiscal 2003.

Comparison of financial performance for fiscal year ended June 30, 2003 with fiscal year ended June 30, 2002

Revenue

     The following table illustrates the year-on-year change in revenue by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2003 in comparison to fiscal 2002:

		Impact of change in volume
			Internal	Impact of
	Total revenue	Acquisitions/	growth/	change in		Total revenue
	2002	(dispositions)	(decline)	price	Net change	2003
Blyvoor Section	73,705		(1,573)	9,621	8,048	81,753
North West Operations	160,596		(23,116)	14,443	(8,673)	151,923
West Wits Section	6,897	4,311	(6,897)	485	(2,101)	4,796
Crown Section	40,610	(40,610)			(40,610)

Total South African operations	281,808	(36,299)	(31,586)	24,548	(43,336)	238,472

Tolukuma Section	22,050		(1,183)	2,003	820	22,870

Total Australasian operations	22,050		(1,183)	2,003	820	22,870

Total	303,858	(36,299)	(32,769)	26,551	(42,516)	261,342

     Revenue for fiscal 2003 decreased by 14% to $261.3 million from $303.9 million in fiscal 2002 primarily due to a decrease in revenue from the South African operations following the sale of 60% of our interest in the Crown Section to KBH, effective July 1, 2002. The Crown Section had contributed $40.6 million to revenue during fiscal 2002. Following the disposal, the results of the Crown Section are no longer consolidated with our results. Our remaining 40% interest in the Crown Section has been accounted for using the equity method in the 2003 fiscal year. Production at the North West Operations was also down 77,807 ounces from fiscal 2002. This decrease was due to the implementation of the 2003 mining plan, which included the medium grade areas. Under this plan, the tons of ore treated from underground sources increased, but the grades decreased, and hence the ounces produced decreased. The decrease in production was partially offset by a stronger Dollar gold price received during the year. The average gold price received by us was $334 per ounce in fiscal 2003, compared to $253 per ounce in fiscal 2002.

Production costs

     The following table illustrates the year-on-year change in production costs by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2003 in comparison to fiscal 2002:

		Impact of change in volume
	Total						Total
	production		Internal	Impact of			production
	costs	Acquisitions/	growth/	change in	Foreign		costs
	2002	(dispositions)	(decline)	costs	exchange	Net change	2003
Blyvoor Section	46,579		(994)	12,753	6,902	18,661	65,240
North West Operations	118,265		(17,023)	28,032	15,294	26,303	144,568
West Wits Section	6,136	3,836	(6,136)	509	514	(1,277)	4,859
Crown Section	28,254	(28,254)				(28,254)	—

Other[1]	980			437	170	607	1,587

Total South African operations	200,214	(24,418)	(24,153)	41,731	22,880	16,040	216,254

Porgera Joint Venture
Tolukuma Section	16,065		(862)	3,399	(1,105)	1,433	17,498
Other	1,777			(265)	95	(170)	1,607

Total Australasian operations	17,842		(862)	3,134	(1,009)	1,263	19,105

Total	218,056	(24,418)	(25,015)	44,865	21,871	17,303	235,359

     With effect July 1, 2002 we disposed of 60% of the interest in the Crown Section in a black economic empowerment deal. The entity is accounted for as an associate from fiscal 2003 onwards.

     The following table lists the components of production costs for each of the years set forth below:

	Years ended June 30,
Costs	2003	2002
Labor	42%	41%
Contractor Services	22%	20%
Inventory	25%	26%
Electricity	11%	13%

     As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of our production costs in that region. Production costs are linked directly to the level of production of a specific fiscal year. We incurred production costs of $235.4 million in fiscal 2003, compared to $218.1 million in fiscal 2002. The increase of 8% is mostly as a result of the significant appreciation of the Rand against the Dollar during fiscal 2003, as well as production difficulties at the North West Operations, leading to increased consumption of consumables and labor costs at that section. In addition, during fiscal 2003, an average wage increase of 8.5% over and above inflation for our South African mining employees was implemented pursuant to our labor agreements. This contributed to our increase in production costs. The majority of our production costs are incurred in local currencies.

1 Relates to non-operating entities within the Group.

Rehabilitation provision

     As of June 30, 2003, we estimate our total rehabilitation provision being the discounted estimate of future costs, to be $24.6 million as opposed to $17.9 million at June 30, 2002. As a result of changes in estimates, additional liabilities of $1.4 million were raised in fiscal 2003, and $0.5 million were raised in fiscal 2002.

     A total of $17.9 million was invested in our various environmental trust funds at the end of fiscal 2003, as compared to $12.1 million for fiscal 2002. The increase in Dollar terms is attributable to the strengthening of the Rand against the Dollar in fiscal 2003 and additional contributions of $0.2 million in fiscal 2003. The shortfall will be financed by ongoing financial contributions.

Depreciation and amortization

     Depreciation and amortization charges were $10.6 million for fiscal 2003 as compared to $13.9 million for fiscal 2002. This decrease is mainly due to the decrease in the ore reserves as a result of our sale of 60% of our interest in the Crown Section to KBH, effective July 1, 2002.

Employment termination costs

     Employment termination costs increased to $1.5 million for fiscal 2003 as compared to $0.4 million for fiscal 2002. This increase is mainly due to the gradual reduction in the workforce at the North West Operations during the year, as well the effect of a stronger Rand against the Dollar as our termination costs are incurred in Rands.

Impairment of assets

     During fiscal 2003 no impairment charges were recorded. During fiscal 2002, we recorded an impairment charge of $2.2 million at the Durban Roodepoort Deep Mine. In view of continued low Rand gold prices and high costs of production, and cessation of operational synergies between Durban Roodepoort Deep Mine and Randfontein Estates, underground mining operations ceased permanently at Shaft Numbers 6, 7 and 9 and the Circular Shaft. This closure of operations resulted in write downs which represent the excess carrying values of the mining assets over their fair values, based on the future discounted cash flows from operations.

Management and consulting fees

     Management and consulting fees in fiscal 2003 decreased by $0.2 million to $1.7 million compared to $1.9 million in fiscal 2002. These expenses mostly related to the evaluation of possible acquisitions.

Post retirement medical benefits

     The expense of $1.8 million incurred during 2001 related to a Continuation and Widow Members, or CAWMS, Post Retirement Medical Liability assumed at the Blyvoor mining operations. This liability was settled in full during fiscal 2004.

(Profit)/loss on derivative instruments

     The fair value adjustment on financial instruments in fiscal 2003 was $43.8 million, as compared with a loss of $147.2 million in fiscal 2002. The appreciation of the Rand during fiscal 2003 and the resulting positive effect that these changes had on the fair value of our derivative instruments contributed to the large increase in the profit on financial instruments. Closing out of the majority of our hedge positions in fiscal 2002 resulted in realized losses of $126.4 million. In addition an unrealized fair value adjustment of $20.8 million was recorded in fiscal 2002.

(Profit)/loss on sale of mining assets

     The profit of $1.7 million recorded during fiscal 2003 related to the sale of the West Wits mining assets to Mogale, in contrast to a profit of $0.3 million recorded in fiscal 2002.

Profit on disposal of subsidiary

     The profit of $5.3 million recorded in fiscal 2003 related to the sale of 60% of the Crown Section to KBH on July 1, 2002.

Selling, administration and general charges

     The selling, administration and general charges decreased in fiscal 2003 to $10.8 million as compared to $13.3 million in fiscal 2002. The implementation of a flatter management structure and the concerted effort of management to institute tighter financial controls also contributed to the decrease.

Interest and dividends

     Interest and dividends increased by $6.5 million, or 295%, from $2.2 million during fiscal 2002 to $8.7 million during fiscal 2003. This was mainly as a result of increased cash resources and interest accrued on loan funding to associates.

Unrealized foreign exchange gains

     Our functional currency is the Rand for our South African operations and the Papua New Guinean Kina for the Tolukuma Section. The unrealized foreign exchange gain of $11.2 million for fiscal 2003, compared to $0.6 million for fiscal 2002, represented the effect of the translation of monetary items, primarily external debt, which is denominated in currencies other than our functional currencies.

Interest expense

     Our interest expense increased to $6.9 million for fiscal 2003 as compared to $2.4 million for fiscal 2002. The increase was due primarily to the increased interest charge as a result of our issuing of the $66 million 6% Senior Convertible Notes due 2006 on November 12, 2002, as well as the effect of stronger Rand against the Dollar.

Income and mining tax (expense) / benefit

     The net tax expense for fiscal 2003 comprises a deferred tax charge of $41.8 million comprising valuation allowances of $60.2 million primarily raised against deferred tax assets at the North West Operations and a credit of $18.4 million as a result of changing the tax rate from 30% in fiscal 2002 to the maximum mining tax rate applicable to our South African mining operations of either 37% or 46% for fiscal 2003. The net tax benefit for fiscal 2002 comprises a deferred tax credit of $42.9 million relating to deferred tax assets raised at the South African operations.

Equity in loss from associates

     A loss of $9.4 million was recorded during fiscal 2003 in relation to the associates, CGR and ERPM. This represented the absorption of losses to the limit of the remaining equity investment ($4.2 million) and amounts owed by associates that are seen to be irrecoverable ($5.2 million).

RESTATEMENT OF US GAAP QUARTERLY RESULTS

     We have restated certain items in our quarterly results for fiscal 2004 as filed with the SEC under cover of Forms 6-K on October 31, 2003, February 25, 2004, May 5, 2004, May 10, 2004, and August 19, 2004. Although this resulted in the restatement of the financial results for each of the quarters during fiscal 2004, this did not result in a restatement or revision to our financial results for fiscal 2004 as a whole, which were originally announced on August 10, 2004, and subsequently furnished to the SEC on August 19, 2004 under cover of a Form 6-K.

     Due to the restatement of our quarterly results for the first and second quarters of fiscal 2004, we have also restated the unaudited pro forma financial statements of the Company and Orogen Minerals (Porgera) Limited and Mineral Resources Porgera Limited for the six months ended December 31, 2003, giving effect to our acquisition of a 20% interest in the Porgera Joint Venture, as originally filed with the SEC under cover of a Form 6-K on October 1, 2004, which restatement is reflected in a Form 6-K filed with the SEC concurrently with this Annual Report.

     The restatement arises with respect to two separate accounting matters.

Equity in losses of CGR

     Under US GAAP, an investment in an associate includes the equity investment in and funds advanced to the entity. Under US GAAP we have treated CGR, which owns the Crown and ERPM Section, as an associate and, accordingly, our interest in CGR is equity accounted. Our investment in CGR was reflected as $nil as at June 30, 2003.

     Under US GAAP, advances made by us to CGR and ERPM in fiscal 2004 were incorrectly reflected as separate financial instruments during the quarters presented. CGR and ERPM recorded significant losses throughout fiscal 2004. No impairments of these loans, however, were recorded in our first, second and third quarters of fiscal 2004. The loans were fully impaired in the fourth quarter of fiscal 2004.

     Under US GAAP, our portion of the losses recorded by our associate, CGR, should have been recognized against the advances, forming part of our investment, in the respective quarters in which the losses were recorded.

     All further funding by us to CGR and ERPM has been suspended until revised operational plans are submitted to the lenders to enable us to assess the future cash flow of both operations.

Harties Number 6 Shaft, North West Operations

     With the conclusion of the 60-day review performed at the North West Operations, including Number 6 Shaft, on July 21, 2003, in our first quarter we accelerated the depreciation charge with respect to the mining assets associated with the Number 6 Shaft. The expectation at the time was that the shaft would not be utilized in the future. However, in January and February 2004, following a detailed survey at the Number 6 Shaft to consider if limited high grade mining into some of the remaining pillars was financially viable, we made a business decision to bring the upper section of Shaft 6 and the associated mining assets back into production. The accelerated depreciation charge reported in the first quarter of fiscal 2004 was reversed in the third quarter of fiscal 2004. Due to the fact that no activities had taken place to indicate the abandonment of the Number 6 Shaft, depreciation should not have been accelerated in the first quarter and subsequently reversed in the third quarter.

     The impact of these restatements on our results for the quarters in fiscal 2004 is as follows:

	Quarter ended				Fiscal
					year
					ended
	Sep 30,	Dec 31,	Mar 31,	June 30,	June 30,
($ million)	2003	2003	2004	2004	2004
Net (loss)/profit applicable to stockholders, as previously reported	(21.8)	(1.4)	9.7	(42.3)	(55.8)
Adjusted for:
Equity losses of CGR	(7.6)	(1.2)	—	8.8	—
Depreciation adjustment for Harties Number 6 Shaft, North West Operations	4.9	—	(4.9)	—	—

Net (loss)/profit applicable to stockholders, as restated	(24.5)	(2.6)	4.8	(33.5)	(55.8)

5B. LIQUIDITY AND CAPITAL RESOURCES

Net cash utilized by operating activities

     Net cash of $25.1 million was utilized by operating activities for fiscal 2004 as compared to cash utilized by operating activities of $23.9 million for fiscal 2003 and cash utilized by operating activities of $64.2 million for fiscal 2002. During fiscal 2004, the net working capital movement represented an inflow of cash of $3.1 million, compared to an outflow of $23.0 million in fiscal 2003, mostly due to the inclusion for the first time of net cash flows from our 20% interest in the Porgera Joint Venture in fiscal 2004. In line with our hedging policy which precludes forward selling of gold, the amount of derivative instruments have decreased resulting in a decrease in the cash outflow associated with these instruments. In fiscal 2004, $25.1 million was used to close out 265,000 ounces under the Eskom gold for electricity contract. The decrease in cash utilized in fiscal 2003 compared with fiscal 2002 was primarily due to improved profitability. For the last three fiscal years, our operating activities consistently utilized cash. This is mainly attributable to the marginal nature of the South African Operations and the pressures experienced as a result of a decline in the Rand gold price without a corresponding decrease in production costs.

Net cash utilized by investing activities

     Net cash utilized in investing activities increased to $94.1 million in fiscal 2004 from $9.8 million in fiscal 2003 as compared to cash generated from investing activities of $2.9 million for fiscal 2002. The increase in cash utilized in investing in fiscal 2004 is a result of funds advanced to CGR and ERPM of $8.8 million, our acquisition of a 20% interest in the Porgera Joint Venture for $59.2 million, net of cash acquired and shares issued, our acquisition of a 50.25% interest in Net-Gold Services Limited for $0.6 million, net of cash acquired, and increased capital expenditure at our operations of $26.9 million from $13.4 million in fiscal 2003. The increase in fiscal 2003 compared with fiscal 2002 is a result of our acquisition of a 19.81% stake in Emperor for $9.6 million and an increase in capital expenditure at the operations of $5.2 million.

     Capital expenditure for fiscal 2002 was $8.2 million. Capital expenditures were predominantly on Ore Reserve development, site establishment and new underground mining equipments at all operations. Significant capital projects for fiscal 2002 included:

•	Ore Reserves development at the North West Operations at a cost of $1.6 million;

•	Further shaft development at the Blyvoor Section at a cost of $0.5 million;

•	Site establishment for surface retreatment operations at the Crown Gold Section at a cost of $0.4 million; and

•	Expansion of and additions to the mobile plant and equipment at the Tolukuma Section at a cost of $1.7 million.

     Capital expenditure for fiscal 2003 was $13.4 million. Capital expenditures were predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant capital projects for fiscal 2003 included:

•	Ore Reserve development at the North West Operations at a cost of $2.7 million;

•	Acquisition of new mining equipment at the North West Operations at a cost of $1.2 million;

•	Ore Reserve development at the Blyvoor Section at a cost of $2.1 million; and

•	Expansion of and additions to the mobile plant and equipment at the Tolukuma Section at a cost of $1.0 million.

     Capital expenditure for fiscal 2004 was $26.9 million. In fiscal 2004, capital expenditures were predominantly on Ore Reserve development, building a slimes dam reclamation facility at the Blyvoor Section and the inclusion of our 20% share of the capital expenditure of Porgera. Redundant capital equipment was sold during the year, the proceeds of which amounted to $3.4 million. Significant capital projects for fiscal 2004 included:

•	Ore Reserve development at the North West Operations at a cost of $2.2 million;

•	Construction of the processing facilities at Number 4 and 5 Slimes Dams at the Blyvoor Section at a cost of $6.9 million;

•	Extensions to the Number 6 Slimes Dam at the Blyvoor Section at a cost of $0.7 million;

•	Expansion of and additions to the mobile plant and equipment at the Tolukuma Section at a cost of $2.5 million; and

•	Capital expenditure of $8.7 million with respect to our 20% interest in Porgera, which includes the capitalization of deferred stripping costs of $4.1 million.

     We anticipate decreasing our capital expenditure in fiscal 2005 by about a third from our capital expenditure for fiscal 2004. We expect to incur $18.6 million of capital expenditure on mining equipment and development, upgrading existing underground operations and upgrading current metallurgical plants as follows:

•	the North West Operations — $6.4 million;

•	the Blyvoor Section — $0.3 million;

•	Porgera — $7.9 million (our 20% attributable share); and

•	the Tolukuma Section — $4.0 million.

Net cash generated in financing activities

     Net cash generated from financing activities increased to $88.6 million in fiscal 2004 from $55.4 million in fiscal 2003 and $67.6 million in fiscal 2002. During fiscal 2004, we raised $108.7 million principally through the issue of 41,463,639 ordinary shares to Investec and Investec (Mauritius) under various agreements (refer to Item 10C.: “Material Contracts”). We repaid $19.1 million of the short-term portion of our long-term loans and we drew down $2.8 million from our R100 million ($15.9 million) Investec facility entered into on June 24, 2004.

     During fiscal 2003, we raised a net $63.6 million through the issue of a $66 million aggregate principal amount of 6% Senior Convertible Notes due 2006, $9.0 million through the issue of our shares to institutional investors and we repaid $25.1 million of our long-term liabilities. On March 26, 2003, we discharged our obligation of R72.5 million ($8.0 million) to JP Morgan Chase Bank under an International Bullion Master Agreement. During fiscal 2002 we raised $51.1 million through issuing our shares to institutional investors, the proceeds of which were used to restructure our hedge book and we raised a net amount of $18.5 million through borrowings.

Borrowings and funding

     Our external sources of capital include the issuance of debt, bank borrowings and the issuance of equity securities.

Senior Convertible Notes

     On November 12, 2002, we issued $66,000,000 aggregate principal amount of 6% Senior Convertible Notes due 2006, in a private placement to qualified institutional buyers and to non-US persons. As of October 31, 2004, no notes have been converted. We issued the notes at a purchase price of 100% of the principal amount thereof. If not converted or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006. The notes are convertible into our ordinary shares, or, under certain conditions, ADSs, at a conversion price of $3.75 per share or ADS, subject to adjustment in certain events. We are entitled to redeem the notes at their accreted value plus accrued interest, if any, subject to certain prescribed conditions being fulfilled, after November 12, 2005. As of June 30, 2004, the effective interest rate on the convertible notes was 8.71% per annum and the outstanding balance was $61.1 million. As of October 31, 2004, the effective interest rate on the convertible notes was 8.71% per annum and the outstanding balance was $62.6 million.

Industrial Development Corporation Loan

     On July 18, 2002, Blyvoor entered into a loan agreement with IDC for R65.0 million ($10.4 million) specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor expansion project. The loan bears interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. The loan is repayable in 48 monthly installments. The loan is secured by means of a general notarial bond over the Blyvoor metallurgical plant.

     The loan agreement prohibits us from disposing of or further encumbering the secured assets and places restrictions over our ability to change the business of Blyvoor. Current restructuring changes have not impacted on the terms of the loan agreement.

     As of June 30, 2004, we have drawn down R33.1 million ($5.3 million) under this facility. As of June 30, 2004, the interest rate on this loan was 10.5%. At October 31, 2004, the outstanding balance was R28.6 million ($4.7 million) with an applicable interest rate of 10.0%.

Investec Bank Limited

     We have entered into three separate funding facilities with Investec Bank Limited, or Investec, or its affiliates:

     On June 24, 2004, we entered into the first facility of R100.0 million ($15.9 million) with Investec. The facility bears interest at the three-month Johannesburg Interbank Acceptance Rate, or JIBAR, plus 300 basis points. As at June 30, 2004, the undrawn balance on this facility was $9.6 million. As at October 31, 2004, this facility had been fully utilized and settled by us issuing 7,850,657 ordinary shares to the value of $15.9 million, based on the market value on the date of issue. This facility was a general funding facility and was not renewable.

     On September 15, 2004, we entered into the second facility of R100.0 million ($15.9 million) with Investec. The facility bears interest at the three-month JIBAR plus 300 basis points. We may elect to repay the facility in cash or by the issue of our ordinary shares, valued at market value on the date of issue. As at October, 31 2004, R80.0 million ($13.0 million) had been utilized under this facility and R60.0 million ($9.8 million) had been settled by us issuing 5,033,911 ordinary shares, based on the market value at the date of issue. This facility is a general funding facility and is not renewable. As at the date of this Annual Report the facility had been fully utilized.

     On October 14, 2004, our subsidiary, DRD (Isle of Man) entered into the third facility of $15.0 million with Investec Bank (Mauritius) Limited, or Investec (Mauritius). The facility may be used to finance future acquisitions or rights offers by companies in which we wish to acquire shares, or with prior written consent of Investec (Mauritius), it may be used for any other purpose. The facility bears interest at the three-month London Interbank Offered Rate, or LIBOR, plus 300 basis points. Funds advanced and interest on this facility must be repaid in cash in equal installments every three months from the date of the relevant advance so that the amount of the advance is paid in full to Investec (Mauritius) on or before November 12, 2007. The facility is secured by DRD (Isle of Man)’s shares in Emperor Mines Limited, DRD (Porgera) Limited and Tolukuma Gold Mines Limited. The loan agreement prohibits us from disposing of or further encumbering the secured assets. The facility restricts the flow of payments from DRD (Isle of Man) to the Company through requiring that all net operating cash or cash distributions received by DRD (Isle of Man) in respect of the secured assets must be used to first service our interest and principal payment obligations under the facility by requiring that we hold, in a debt servicing account, sufficient cash to cover our quarterly principal payments. Any funds in excess of these repayment requirements may be transferred to the Company. Investec (Mauritius) has the option to require DRD (Isle of Man) to pay 50% of any payments, which are a distribution, by or on behalf of DRD (Isle of Man) to or for the account of the Company as a prepayment of the facility. The facility agreement contains a number of additional customary restrictive covenants. On November 12, 2004, $7.0 million was drawn under this facility to fund our portion of the Emperor rights offering.

     An additional acquisition facility of $35.0 million and an additional general funding facility of R100 million ($16.3 million) are currently being negotiated with Investec. The acquisition facility of $35.0 million will be on similar terms as the $15.0 million facility and will have similar restrictions on the flow of funds. There can be no assurance that we will obtain this additional or any other funding on acceptable terms or at all.

Compliance with Loan Covenants

     We have been in compliance with all material covenants contained in the above mentioned convertible notes indenture and loan agreements during the periods covered by our financial statements included in this Annual Report.

Anticipated funding requirements and sources

     At June 30, 2004, we had cash and cash equivalents of $22.5 million, and negative working capital (defined as current assets less current liabilities) of $25.0 million, compared to cash and cash equivalents of $44.4 million, and working capital of $2.4 million at June 30, 2003 and cash and cash equivalents of $23.9 million and negative working capital of $34.3 million at June 30, 2002. At October 31, 2004, our cash and cash equivalents were $24.4 million.

     We incurred significant losses during fiscal 2004 and have continued to incur losses for the first quarter of fiscal 2005 at our South African Operations. At the end of fiscal 2004 our current liabilities exceeded our current assets. At the end of fiscal 2004, these facts gave rise to doubt as to our ability to meet our current obligations in the normal course of business.

     For fiscal 2005, we estimate that our anticipated commitments will be between $60.0 million and $65.0 million, which includes costs of restructuring our South African Operations of $4.3 million, capital expenditure of $18.6 million as discussed above, interest payments on our convertible notes of $3.9 million, the current portion of long-term loans of $5.4 million and working capital of approximately $32.8 million. This range excludes our obligation to subscribe for rights under Emperor’s 2004 rights offering, which is addressed separately below. As at June 30, 2004 we expected to finance these commitments from cash resources of $22.5 million at that date, net cash generated by offshore operations, undrawn borrowing facilities of $9.6 million and the second Investec facility of R100 million ($15.9 million).

     At October 31, 2004, we have restructured our South African Operations in order to reduce losses from these operations and in an attempt to return them to profitability. The restructuring of our South African Operations has involved focusing on mining from higher contributing areas, reducing our labor force by approximately 8,000 employees (approximately 5,000 retrenchments and the balance through natural attrition) and reducing mining in isolated areas. At this date, $11.3 million of these anticipated commitments for fiscal 2005 had been paid, including costs of restructuring our South African Operations of $4.3 million. At October 31, 2004, we expected to finance our remaining commitments from existing cash resources of $24.4 million at that date, from anticipated net cash generated by offshore operations after servicing our debt obligation for the third Investec facility secured by the assets of those facilities and from undrawn borrowing facilities of $2.9 million at that date. In addition, we are in the process of negotiating an additional general funding facility of R100 million ($16.3 million) with Investec. There can be no assurance that we will obtain this additional or any other funding on acceptable terms or at all.

     It is management’s belief that existing cash resources, net cash generated from operations and additional funding will be sufficient to meet our anticipated commitments for fiscal 2005 as described above. In making this statement, management has assumed that there will be a decrease in production from South Africa, due to the restructuring, with an increase in production outside South Africa due to the inclusion of Porgera for the full fiscal 2005. Management has also taken into account our latest internal financial operating results, which indicate that since the restructuring was completed in September 2004, the South African Operations have achieved break-even at a net operating cash level and that our offshore operations are generating favorable operating cash flows which are comparable with fiscal 2004. Management has assumed a current gold price and exchange rate.

               Our estimated working capital, capital expenditure and other funding commitments, as well as our sources of liquidity, would be adversely affected if:

•	the restructuring of our South African Operations is not successful in ensuring these operations return to positive net cash flow (up to September 30, 2004, our South African Operations had negative net cash flows; since that date, our South African Operations have begun to generate positive net cash flows);

•	our offshore operations fail to generate net cash flows from operations consistent with fiscal 2004 levels and after taking into account the inclusion of Porgera for the full fiscal 2005;

•	there is an adverse variation in the price of gold or foreign currency exchange rates in relation to the US Dollar, particularly with respect to the Rand;

•	we default on our borrowing arrangements, including the third Investec (Mauritius) facility of $15.0 million or the Senior Convertible Notes, and we are therefore required to accelerate the repayment of funds;

•	Investec (Mauritius) exercises it discretion under the third Investec (Mauritius) facility to require us to make a prepayment of 50% of any payments made by the intermediate holding companies of our offshore operations to the Company using cash flows generated from our offshore operations; or

•	our operating results or financial condition are adversely affected by the uncertainties and variables facing our business discussed under Item 5A in the section entitled “Operating Results” or the factors described in Item 3D in the section titled “Risk Factors.”

     In such circumstances, we could have insufficient capital to meet our current obligations in the normal course of business, which would have an adverse impact on our financial position and our ability to continue operating as a going concern. We would need to reassess our operations, consider further restructuring and/or obtain additional debt or equity funding. We are in the process of negotiating an additional general funding facility of R100 million ($16.3 million) with Investec. There can be no assurance that we will obtain this additional or any other funding on acceptable terms or at all.

Emperor rights offering

     In addition to the above mentioned commitments, our wholly-owned subsidiary, DRD (Isle of Man), has subscribed for its entitlement under Emperor’s A$20.4 million ($14.6 million) non-renounceable rights offering, of 20,522,122 Emperor shares, which at A$0.45 per share, amounts to A$9.2 million ($7.0 million). We did not participate in any of the shortfall to the rights offer. We have funded our participation in this rights offering out of the third Investec (Mauritius) facility of $15 million. Interest and principal payments will be funded from our net cash generated from offshore operations. The repayment terms and restriction of funds under this facility are discussed in detail above.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We are not involved in any research and development and have no registered patents or licenses.

5D. TREND INFORMATION

     The marginal nature of our South African Operations and the ageing infrastructure at these mines has reduced the operational flexibility of the Group. The importance of these operations in terms of our total production ounces, has reduced from 93% in fiscal 2002 to 71% in fiscal 2004. We expect that the overall proportion of the Group’s production from our South African operations will continue to diminish over time.

     Our South African mines have undergone significant changes over the past three fiscal years as a result of the continued strengthening of the Rand, resulting in a lower gold price, and the above inflation increase in costs. Accordingly, our South African Operations incurred a loss for the Group of $55.8 million in fiscal 2004 and the Group may incur a loss in fiscal 2005. We entered into three separate 60-day review processes during fiscal 2004 at the Blyvoor, Buffels and Harties Sections in an attempt to restore profitability. The 60-day review process at the Harties Section was completed during fiscal 2004 and the 60-day review processes at the Blyvoor and Buffels Sections were completed in fiscal 2005. The restructuring has resulted in the retrenchment of approximately 5,000 employees, which is roughly a third of our South African workforce. In fiscal 2004, employment termination costs amounted to $8.0 million. In fiscal 2005 the employment termination costs are $4.3 million. Whether we will need to engage in any further restructuring, and consequentially incur further restructuring costs, depends on several variables which are discussed under Item 5B.: “Liquidity and Capital Resources — Anticipated Funding Requirements and Sources,” including the strength of the South African Rand.

     If the South African Rand strengthens further or if our restructuring efforts are unsuccessful in restoring profitability to our South African Operations, we would review and consider various alternative approaches for our South African business. If the economic climate improves in the medium-term, we could consider placing certain of our operations on a “care and maintenance” program, like we did for the Number 6 Shaft at the Harties Section during fiscal 2004, allowing us to incur minimal costs while being able to reassess our future activities associated with the operation. Alternatively, we could consider a controlled closure program for some or all of our South African Operations, which would involve downsizing operations and reducing development to such a level as to only generate sufficient gold revenue from the remaining reserves, together with asset sales, to meet closure costs and obligations. We are aware that it would currently be unlikely that we would be able to sell any of our South African Operations, as in the current market there are few buyers for marginal South African gold mines.

     Our strategy to increase the production from operations outside South Africa has provided diversification to counter the poor performance from the South African Operations. At October 31, 2004, we have produced 80,000 ounces from the Tolukuma Section and 190,000 ounces from our 20% interest in the Porgera Joint Venture. We have subscribed for our entitlement under Emperor’s non-renounceable rights offering, and we did not participate in any of the shortfall to the rights offer. We will continue to hold our 45.33% interest in Emperor.

     As part of our strategic growth objective we plan to diversify our production base outside South Africa through organic growth at existing mines and acquisitions of, gold mining operations that meet our strategic criteria. As discussed in Item 3D.: “Risk Factors” there are inherent risks involved in acquisitions. In addition, we would need to find financing for these acquisitions through additional borrowings which may not be available on favorable terms, or at all. We could also seek to use our shares as consideration for acquisitions as we have done in the past, but this will be dependent on market conditions, such as our share price and our ability to satisfy listing requirements for any such share issues.

5E. OFF-BALANCE SHEET ITEMS

     The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

		Payments due by period
		Less than	Between	Between	More than
	Total	1 year	1-3 years	3-5 years	5 years
	$’000	$’000	$’000	$’000	$’000
Long-term loans	69,180	9,315	59,865	—	—
Derivative instruments [1]	13,292	1,131	12,161	—	—
Purchase obligations – contracted capital expenditure [2]	1,671	1,671	—	—	—
Environmental rehabilitation, reclamation and closure costs[3]	39,221	—	—	7,378	31,843

Total contractual cash obligations	123,364	12,117	72,026	7,378	31,843

5G. SAFE HARBOR

     See “Special Note regarding Forward-Looking Statements.”

1 This amount represents the fair value at June 30, 2004, of our obligation under the liability portion of the Eskom gold for electricity contract and the interest rate swap.

2 Represents planned capital expenditure for which contractual obligations exist.

3 Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The gross estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D.:“Property, Plant and Equipment” and Note 17 “Provision for environmental rehabilitation, reclamation and closure costs” to our financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

     Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2004, our board consisted of seven directors and two alternate directors, while as of June 30, 2003, our board consisted of six directors and two alternate directors.

     In accordance with JSE listing requirements and our Articles of Association, one third of the directors comprising the board of directors, on a rotating basis, are subject to re-election at each annual general shareholder’s meeting. Additionally, all directors are subject to re-election at the first annual general meeting following their appointment. Retiring directors normally make themselves available for re-election.

     The address of each of our executive directors and non-executive directors is the address of our principal executive offices.

Executive Directors

     Mark Michael Wellesley-Wood (53) Executive Chairman. Mr. M.M. Wellesley-Wood was appointed Non-Executive Chairman in May 2000 and appointed Chairman and Chief Executive Officer in November 2000. Mr. M.M. Wellesley-Wood was appointed Executive Chairman on December 19, 2003 and holds a degree in Mining Engineering from the Royal School of Mines, Imperial College, London and an MBA from City Business School. He is a Chartered Engineer, a Member of the Institution of Mining and Metallurgy, a former Member of the Stock Exchange in London, a Fellow of the Securities Institute and a Member of the Society of Investment Professionals. Mr. M.M. Wellesley-Wood has been involved in all aspects of raising finance and financial advice for mining companies since 1977. Mr. M.M. Wellesley-Wood is also a director of Oxus Gold Limited, WCS Limited and Emperor Mines Limited. He was Chairman of the Unwins Wine Group Limited from December 2001 to December 2003 and now serves on its Major Shareholder Committee. On August 3, 2004 he was appointed as the Managing Director of Emperor Mines Limited.

     Ian Louis Murray (38) Chief Executive Officer and Chief Financial Officer. Mr. I.L. Murray was appointed Manager Corporate Finance in 1997, alternate director in July 1999, Chief Financial Officer in November 2000 and Deputy Chief Executive Officer in January 2003. Mr. I.L. Murray resigned as Chief Financial Officer in January 2003 but re-assumed that position on June 30, 2003 upon the resignation of Mr. J.H. Dissel. Mr. I.L. Murray was appointed Chief Executive Officer and Chief Financial Officer on December 19, 2003. Mr. I.L. Murray obtained his B.Comm degree from the University of Cape Town and is a member of the South African Institute of Chartered Accountants, and the Chartered Institute of Management Accountants. He also has an Advanced Taxation Certificate from the University of South Africa. Prior to joining us, Mr. I.L. Murray was group financial and administration manager of Bioclones (Pty) Limited, a subsidiary of S A Breweries Limited from August 1995 to January 1997. Mr. I.L. Murray is also a director of G.M. Network Limited and Net-Gold Services Limited.

Non-Executive Directors

     David Christopher Baker (45). Mr. D.C. Baker was appointed as a non-executive director in 2002. Mr. D.C. Baker is a qualified metallurgist and started his career at the CRA Broken Hill mine in Australia. During 1986 he joined Capel Court Powell in Sydney as a mining analyst and later joined James Capel in London in a similar position. In 1992, Mr. D.C. Baker joined Merrill Lynch Investment Management as director Global Natural Resources where as portfolio manager he successfully managed the Mercury Gold Metal Open Fund since its launch in 1995. In 2001, Mr. D.C. Baker helped established Baker Steel Capital Manager LLP, a boutique investment house that specializes in managing clients’ funds in the natural resource market. Mr. D.C. Baker is also a director of Northcliffe Holdings Pty. Ltd, Serpent Investment Pty. Ltd, Emperor Mines Limited, Genus Natural Resources Fund and Baker Steel Limited and is a partner in Baker Steel Capital Managers LLP. Mr. D.C. Baker resigned from our Board on October 27, 2004 due to increased commitments.

     Geoffrey Charles Campbell (43). Mr. G.C. Campbell was appointed as non-executive director in 2002 and as senior independent non-executive director on December 19, 2003. Mr. G.C. Campbell is a qualified geologist and started his professional career working on gold mines in Wales and Canada. In 1986 he joined Sheppards Stockbrokers in London as a mining analyst. In 1988 he joined the Australian stockbrokers, Ord Minnett, and spent some time working for its sister company, Fleming Martin, in New York, as a senior research analyst. In 1995 Mr. G.C. Campbell joined Merrill Lynch Investment Managers to run the Gold and General Fund, one of the largest gold mining investment funds. He was also Research Director for Merrill Lynch Investment Managers, responsible for coordinating investment research across the entire group. Mr. G.C. Campbell is currently the managing director of Boatlaunch Limited.

     Robert Peter Hume (64). Mr. R.P. Hume was appointed as a non-executive director in 2001. Mr. R.P. Hume has forty one years’ experience in the auditing field of which the last eighteen years were as a partner in the firm KPMG at its East London office. Since retirement in 1999, he spent five years as an investment manager at Sasfin Frankel Pollak in East London. Mr. R.P. Hume is also a director of King Consolidated Holdings Limited.

     Moltin Paseka Ncholo (41). Dr. M.P. Ncholo was appointed as a non-executive director in 2002. Dr. M.P. Ncholo was awarded his doctorate in Philosophy in 1992 and became an advocate of the High Court of South African in 1994. Prior to becoming the chairman of KBH and ERPM in 1999, he was director-general of the Department of Public Service and Administration. Dr. M.P. Ncholo is also a director of CGR and Mvelaphanda Resources Limited.

     Douglas John Meldrum Blackmur (61). Professor D.J.M. Blackmur was appointed as a non-executive director in October 2003. Professor D.J.M. Blackmur holds a doctorate in industrial relations from the University of Queensland and has a career which spans more than 35 years, primarily in management, regulation, industrial relations and universities, including positions held at Shell Australia, the University of Queensland, the Queensland University of Technology, the Canberra Institute of Technology, New Zealand Qualifications Authority and the University of the Western Cape. He currently holds the position of Standard Bank Professor of Management at the University of the Western Cape.

     James Turk (61). Mr. J. Turk was appointed as a non-executive director on October 27, 2004. Mr. J. Turk is the founder and a director of G.M. Network Limited (GoldMoney.com), the operator of a digital gold currency payment system. He has specialized in international banking, finance and investments since graduating in 1969 from George Washington University with a B.A. degree in International Economics. He began his business career with The Chase Manhattan Bank (now J.P. Morgan Chase). In 1980 he joined RTB, Inc., the private investment and trading company of a prominent precious metals trader. He moved to the United Arab Emirates in 1983 to be appointed Manager of the Commodity Department of the Abu Dhabi Investment Authority. In this position he was responsible for developing and implementing the investment strategies for the Authority’s portfolio of precious metals. Since resigning from this position in 1987, he has written “The Freemarket Gold and Money Report”, an investment newsletter and has been the author of several books on money and banking.

Alternate Directors

     Anton Lubbe (45). Mr. A. Lubbe was appointed an alternate director on July 1, 2003. Mr. A. Lubbe has a BSc (Mining) with distinction (Wits), Graduate Diploma in Engineering (Wits) and a MBA from the University of Wales. Mr. A. Lubbe was appointed in 1994 as General Manager of the Durban Deep Section and has also served as General Manager at the Tolukuma Section, the Buffels Section and Harties Section. Mr. A. Lubbe was promoted to Divisional Director: New Business and Growth Projects in March 2003.

     Deon Thomas van der Mescht (41). Mr. D. T. van der Mescht was appointed an alternate director on July 1, 2003. On August 5, 2004, Mr. D. T. van der Mescht resigned from his position as Divisional Director: South African Operations and as an alternate member to the board. No replacement has been appointed yet.

Divisional Directors

     Johann Engels (51) Divisional Director: Group Human Resources. Mr. J. Engels was appointed Group Human Resources Manager in July 2002 and Divisional Director: Group Human Resources on July 1, 2002. Mr. J. Engels has a BA Honours degree in psychology and has 27 years experience in the mining industry, including positions held at Loraine Gold Mines Limited and Avgold Limited, Hartebeestfontein Division. Mr. J. Engels is an alternate director of Rand Mutual Assurance Limited.

     Grant Dempsey (43) Divisional Director: Consulting Engineer. Mr. G. Dempsey was appointed Divisional Director: Consulting Engineer in May 2004. Mr. G. Dempsey is qualified as a Mechanical and Electrical Engineer and also has a B.Com degree in Business Management. Furthermore, Mr. G. Dempsey has 26 years of experience in the mining industry, including positions held at Vaal Reef Exploration and Mining Company and Western Deep Levels.

     Richard Lewis Johnson (53) Divisional Director: Australasia. Mr. R.L. Johnson was appointed Divisional Director: Australia in February 2003. Mr. R. Johnson has 34 years of experience in the mining industry, with a BSc Mining Engineering Honours degree and a Graduate Diploma in Mining Engineering (Wits), and is a Fellow of the Australasian Institute of Mining and Metallurgy. He has been appointed to the boards of Tolukuma Gold Mines Limited and DRD (Porgera) Limited and is our appointed representative on the Management Committee of the Porgera Joint Venture. Mr. R. Johnson was appointed as a non-executive director of Emperor Mines Limited on August 3, 2004.

     Wayne Gregory Koonin (34) Divisional Director: Group Finance. Mr. W.G. Koonin was appointed Divisional Director: Group Finance in October 2003. Mr. W.G. Koonin is a member of the South African Institute of Chartered Accountants. He has 8 years experience as a Financial Director at board level across a number of industries, including coal mining. Mr. W.G. Koonin is a director of Rand Refinery Limited and is also a member of their Audit Committee.

     Michael Patrick Marriott (49) Divisional Director: South African Operations. Mr. M.P. Marriott was appointed General Manager Projects in March 2004. He was appointed as Divisional Director: South African Operations on August 10, 2004. Mr. M. Marriott is qualified in metalliferrous mining. Mr. M. Marriott has 31 years experience in the gold mining industry, including positions held at Anglo American Gold Division, Cluff Resources, Ashanti Goldfields Zimbabwe, Independence Gold Mining Zimbabwe and Highland African Mining Company Limited.

Senior Management and Executive Officers

     William Thomas Beer (52) Chief Administration Officer. Mr. W.T. Beer was appointed Chief Administration Officer in January 2002. He was appointed as our Joint Venture Representative to Crown Gold Recoveries on August 10, 2004 and will be joining the Crown Gold Recoveries Board in October 2004. Mr. W.T. Beer has 22 years of management experience.

     Ilja David Graulich (32) General Manager Investor Relations. Mr. I.D. Graulich was appointed General Manager Investor Relations in February 2003. Mr. I.D. Graulich is a former financial journalist and has 6 years of experience across a number of media sectors including mining editor of a pre-eminent South African financial newspaper. Mr. I.D. Graulich is also alternate director of Rand Refinery Limited, G. M. Network Limited and Net-Gold Services Limited.

     Daniel Johannes Pretorius (37) Legal Advisor. Mr. D.J. Pretorius was appointed Legal Advisor in May 2003 and as Group Legal Counsel in February 2004. Mr. D.J. Pretorius is an attorney admitted in the High Court of South Africa, and has 11 years of legal experience in the mining industry, 9 years of which were in private practice.

     Andrea Isolde Townsend (37) Group Company Secretary. Ms. A.I. Townsend was appointed Group Company Secretary in October 2003. Ms. A.I. Townsend is a qualified attorney. She has 5 years experience in legal practice and 11 years experience in the corporate legal and company secretarial field in the financial services industry.

Changes in our Board of Directors and Executive Officers

     The following changes occurred in our board of directors and executive officers from July 1, 2003 to October 31, 2004.

Appointments	Title	Date
D.T. van der Mescht	(Divisional Director: South African Operations and Alternate Director)	July 1, 2003*
A. Lubbe	(Divisional Director: New Business and Growth Projects and Alternate Director)	July 1, 2003*
A.T. Townsend	(Group Company Secretary)	October 1, 2003
W.G. Koonin	(Divisional Director: Group Finance)	October 1, 2003
D.J.M. Blackmur	(Non-Executive Director)	October 21, 2003
M.M. Wellesley-Wood	(Executive Chairman)	December 19, 2003#
I.L. Murray	(Chief Executive Officer and Chief Financial Officer)	December 19, 2003#
G.C. Campbell	(Senior Independent Non-Executive Director)	December 19, 2003#
M.P. Marriott	(Divisional Director: South African Operations)	August 10, 2004
J. Turk	(Non-Executive Director)	October 27, 2004

Resignations	Title	Date
D.T. van der Mescht	(Divisional Director: South African	August 5, 2004*
Operations and Alternate Director)
D.C. Baker	(Non-Executive Director)	October 27, 2004

*	Effective date

#	Reappointment date

Directors’ Terms of Service

     The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors:

		Year first		Term of
Director	Title	Appointed		current office
M.M. Wellesley-Wood	Executive Chairman	2000	*	2 years
I.L. Murray	Chief Executive Officer	2000	*	2 years
	Chief Financial Officer
M.P. Ncholo	Non-Executive Director	2002		3 years
G.C. Campbell	Non-Executive Director	2002		3 years
R.P. Hume	Non-Executive Director	2001	*	3 years
D.C. Baker[1]	Non-Executive Director	2002		3 years
D.J.M. Blackmur	Non-Executive Director	2003		2 years
A. Lubbe[2]	Alternate Director	2003		—
D.T. van der Mescht3/4	Alternate Director	2003		—

* Reappointed in 2003.

[1] Mr. D.C. Baker resigned from our board of directors on October 27, 2004.

[2] Alternate director to Mr. I.L. Murray.

[3] Mr. D.T. van der Mescht resigned from our board of directors on August 5, 2004, for personal reasons and to pursue other interests.

[4] Alternate director to Mr. M.M. Wellesley-Wood.

     There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers have been so elected or appointed.

6B. COMPENSATION

     Our Articles of Association provide that the directors’ fees should be determined from time to time in a general meeting or by a quorum of non-executive directors. The total amount of directors’ remuneration paid for the year ended June 30, 2004 was R12.4 million ($1.8 million). Both Messrs. M.M. Wellesley-Wood and I.L. Murray waived their semi-annual bonus payment, which were determined by the Remuneration Committee and was payable in July 2003, until our cash flow position improved. These semi-annual bonuses of $0.1 million were paid in January 2004. Non-executive directors receive a basic fee of $20,000 per annum, subcommittee fees of $2,000 per annum for each subcommittee of which they are a member and $4,000 per annum for each subcommittee of which they are chairperson. During the year ended June 30, 2004, we contributed R0.4 million ($0.1 million) to our defined contribution plans for our officers and directors. The following table sets forth the compensation for our directors for the year ended June 30, 2004:

			Retirement fund
			contributions/
		Change in terms of	Bonus/Restraint of		Share option
	Basic Salary/Fees	employment payment	Trade/Expenses	Total	scheme gains
Directors	($’000)	($’000)	($’000)	($’000)	($’000)
Executive
M.M. Wellesley-Wood [1]	490	253	82	825	221
I.L. Murray [2]	324	—	115	439	—
A. Lubbe (Alternate director)	155	—	39	194	35
D.T. van der Mescht (Alternate director)	179	—	33	212	103
Subtotal	1,148	253	269	1,670	359
Non-Executive
M.P. Ncholo	22	—	—	22	—
G.C. Campbell	32	—	—	32	—
R. Hume	28	—	—	28	8
D. Baker	30	—	—	30	64
D.J.M. Blackmur [3]	21	—	—	21	—
Subtotal	133	—	—	133	72
Total	1,281	253	269	1,803	431

[1] Under the terms of Mr. M.M. Wellesley-Wood’s agreement of employment, he is entitled to receive a change in terms of employment payment by relinquishing the post of Chief Executive Officer of the Company, equal to 92% of his total remuneration package calculated on the basis of the annual remuneration package under that agreement as determined on December 1, 2003. The roles of Chairman and Chief Executive Officer were separated as required by the JSE Listing Rules, which came into effect January 1, 2004. No other payment of this nature was made to any officer of the Company in fiscal 2004. The Remuneration Committee approved the payment which amounted to R1.748 million ($0.253 million). This amount became payable during May 2004, but payment has been deferred, at Mr. M.M. Wellesley-Wood’s request.

[2] Under the terms of Mr. I.L. Murray’s agreement of employment he is entitled to receive a change in terms of employment payment when he relinquishes the post of Chief Financial Officer. Mr. I.L. Murray was previously the Deputy Chief Executive Officer and Chief Financial Officer until December 2003, at which time the role of Chairman and Chief Executive Officer were separated and Mr. M.M. Wellesley-Wood was appointed as Executive Chairman and Mr. I.L. Murray was appointed as Chief Executive Officer and Chief Financial Officer. If and when he relinquishes the post of Chief Financial Officer and upon the Board appointing a replacement Chief Financial Officer, he would become entitled to an amount equal to 93% of his annual South African remuneration package calculated on the basis of the remuneration package under that agreement as determined on December 1, 2003. Such payment would amount to R1.395 million ($0.202 million) and was approved by the Remuneration Committee. No other payment of this nature was made to any officer of the Company in fiscal 2004. As at October 31, 2004 the roles of Chief Executive Officer and Chief Financial Officer have not yet been separated.

[3] Professor D.J.M. Blackmur was appointed to our board of directors on October 21, 2003.

Refer to Item 6E “Share Ownership” for details of share options held by directors.

Compensation of senior management

     Our senior management comprises its executive directors and executive officers. Under the JSE Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than executive directors. However, the aggregate compensation paid to executive officers, excluding compensation paid to executive directors, in fiscal 2004 was $2.4 million (fiscal 2003: $1.3 million), representing 20 executive officers in fiscal 2004 and 15 executive officers in fiscal 2003.

     We pay compensation principally in South African Rands. However, for the purpose of this annual report, the Rand values have been converted to Dollars using the following average Rand/Dollar rate of exchanges: fiscal 2004: R6.90 = $1.00; fiscal 2003: R9.06 = $1.00; and fiscal 2002: R10.12 = $1.00.

     Bonuses or incentives are paid based upon performance against predetermined key performance indicators. Should an executive director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a bonus of 40% or 50% of his remuneration package, depending on his particular agreement. Should an executive director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined by the Remuneration Committee.

Service Agreements

     Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are approved by our Remuneration Committee.

     The Company’s executive directors, Mr. M.M. Wellesley-Wood and Mr. I.L. Murray, entered into agreements of employment with us and DRD (Isle of Man) Limited, or DRD (Isle of Man), on the May 7, 2004. These agreements regulate the employment relationship with Messrs. M.M. Wellesley-Wood and I.L. Murray for the period that commenced on December 1, 2003 and ending on November 30, 2005. Separate agreements of employment were entered into with us and DRD (Isle of Man) to reflect the proportionate distribution of time and effort which they apply between our South African and Australasian operations.

     Mr. M.M. Wellesley-Wood receives from us an all-inclusive remuneration package of R1.9 million ($0.3 million), and from DRD (Isle of Man) $250,000 per annum (payable in pounds sterling in accordance with the exchange rate in effect on December 1, 2003, in an amount of £145,000 per annum). He is also eligible, under both agreements, to receive an incentive bonus of up to 40% of his annual remuneration package in respect of each of four bonus cycles of 6 months each, over the duration of his appointment, on condition that he achieves certain agreed key performance indicators. Mr. M.M. Wellesley-Wood’s agreements also provide that he will receive a total of up to 460,000 of our ordinary shares in four equal tranches at intervals of 6 months over the duration of his agreements of employment. In terms of a JSE listing requirement these allotments were subject to approval by shareholders. We have since decided, and Mr. M.M. Wellesley-Wood has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares. We are, however, seeking an alternate means of achieving the objective of the retention incentive, which is not related to the receiving of our shares. Our agreement further provides that Mr. M.M. Wellesley-Wood became entitled to an amount equal to 92% of his remuneration package from us, by virtue of his relinquishing the position of Chief Executive Officer and Deputy Chairman of the Company.

     Mr. I.L. Murray receives from us an all-inclusive remuneration package of R1.5 million ($0.2 million) and from DRD (Isle of Man) $200,000 per annum. Mr. I.L. Murray is eligible, under both agreements, for an incentive bonus in respect of up to 50% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration his appointment, on condition that he achieves certain key performance indicators. Mr. I.L. Murray’s agreements also provide that he will receive a total of up to 366,000 of our ordinary shares in four equal tranches at intervals of 6 months over the duration of his agreements of employment. In terms of a JSE listing requirement these allotments were subject to approval by shareholders. We have since decided, and Mr. I.L. Murray has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares. We are, however, seeking an alternate means of achieving the objective of the retention incentive, which is not related to the receiving of our shares. Our agreement further provides that if he relinquishes the post of Chief Financial Officer and the Board appoints a replacement Chief Financial Officer, he will become entitled to an amount equal to 93% of his South African remuneration package calculated on the basis of the remuneration package as determined on December 1, 2003.

     Each service agreement with our directors provides for the provision of benefits to the director where the agreement is terminated by us, or DRD (Isle of Man) Limited in the case of our executive officers, except where terminated as a result of certain action on the part of the director, or upon the director reaching a certain age, or by the director upon the occurrence of a change of control of us. A termination of a director’s employment upon the occurrence of a change of control of us is referred to as an “eligible termination.” Upon an eligible termination, the director is entitled to receive a payment equal to at least one year’s salary or fees, but not more than four year’s salary or fees, depending on the period of time that the director has been employed. Upon an eligible termination, all options held by the director under our share option scheme become exercisable by the director at any time prior to the closing of the transaction involving a change of control or, in certain circumstances in the case of executive directors, during the thirty day period following the closing of such a transaction. Additionally, upon an eligible termination, the executive directors become entitled to any of the shares granted to such executive director that have not yet vested, subject to shareholder approval. Moreover, the Board of Directors may, at its discretion, accelerate the issuance of shares granted to the executive directors that are scheduled to vest following the expiration of the agreement in the event that the agreement automatically terminates and is not extended or replaced by another agreement with the executive director.

     Messrs. M.P. Ncholo, G.C. Campbell, R. Hume and D.C. Baker each have service agreements which run for fixed three year periods until March 20, 2005, July 1, 2005, October 10, 2004 and January 22, 2005, respectively. Mr. D.C. Baker resigned from our board of directors on October 27, 2004 and his service agreement was terminated. Professor D.J.M. Blackmur’s service agreement runs for a fixed two year period until October 21, 2005. After their respective two and three year periods, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice.

6C. BOARD PRACTICE

Board of Directors

     As at October 31, 2004 the board of directors comprises two executive directors (Messrs. Wellesley-Wood and Murray) and five non-executive directors (Messrs. Campbell, Blackmur, Hume, Ncholo and Turk). Mr. I.L. Murray has an alternate in the person of Messrs. A. Lubbe. The non-executive directors are independent under the Nasdaq requirements and the South African King II Report, with the exception of Dr. M.P. Ncholo, by virtue of his shareholding in KBH, the 60% shareholder of CGR, and Mr. J. Turk, by virtue of his directorship of G.M. Network Limited (GoldMoney.com) the holding company of Net-Gold Services Limited in which we have a 50.25% interest.

     In accordance with the King II Report on corporate governance, as encompassed in the JSE Listing Rules, and in accordance with the South African Combined Code, the responsibilities of Chairman and Chief Executive Officer were separated during January 2004. Mr. M.M. Wellesley-Wood is now Executive Chairman and Mr. I.L. Murray was appointed as Chief Executive Officer. In December 2004, Mr. G.C. Campbell was appointed senior independent non-executive director. In future, the evaluation of the Chairman’s performance will be considered by the non-executive directors led by the senior independent non-executive director. An additional non-executive director, Professor D.J.M. Blackmur, was appointed on October 21, 2003. Mr. D.C. Baker resigned from our board of directors on October 27, 2004 and Mr. D.T. van der Mescht, an alternate director, resigned on August 5, 2004 and no replacement has been appointed as yet. The board has not established a nomination committee, as it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the Nasdaq rules a majority of independent directors will select or recommend director nominees.

     The board’s main roles are to create value for shareholders, to provide leadership of the Company, to approve the Company’s strategic objectives and to ensure that the necessary financial and other resources are made available to the management to enable them to meet those objectives. The board retains full and effective control over the Company, meeting on a quarterly basis with additional ad hoc meetings being arranged when necessary, to review strategy and planning and operational and financial performance. The board further authorizes acquisitions and disposals, major capital expenditure, stakeholder communication and other material matters reserved for its consideration and decision under its terms of reference. The board also approves the annual budgets for the various operational units.

     The board is responsible for monitoring the activities of executive management within the Company and ensuring that decisions on material matters are referred to the board. The board approves all the terms of reference for the various subcommittees of the board, including special committees tasked to deal with specific issues. Only the executive directors are involved with the day-to-day management of the Company.

     To assist new directors, an induction program has been established by the Company, which includes background materials, meetings with senior management, presentations by the Company’s advisors and site visits. The directors are assessed annually, both individually and as a board, as part of an evaluation process, which is driven by an independent consultant. In addition, the Remuneration Committee formally evaluates the executive directors and the alternate directors on an annual basis, based on objective criteria.

     All directors, in accordance with the Company’s Articles of Association, are subject to retirement by rotation and re-election by shareholders. In addition, all directors are subject to re-election by shareholders at the first annual general meeting following their appointment. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for re-election are accompanied by sufficient biographical details in the notice of the forthcoming annual general meeting to enable shareholders to make an informed decision in respect of their re-election.

     All directors have access to the advice and services of the Company Secretary, who is responsible to the board for ensuring compliance with procedures and regulations of a statutory nature. Directors are entitled to seek independent professional advice concerning the affairs of the Company at the Company’s expense, should they believe that course of action would be in the best interests of the Company.

     A majority of the non-executive directors have share options under the Company’s share option scheme, but do not believe that this interferes with their independence. Particulars regarding directors’ remuneration and share options, as well as their interest in the issued ordinary share capital of the Company, are set out in full reporting Item 6A.: “Directors, Senior Management and Employees” and Item 6E.: “Share ownership,” respectively.

     Board meetings are held quarterly in South Africa or internationally. The structure and timing of the Company’s board meetings, which are scheduled over 2 or 3 days, allows adequate time for the non-executive directors to interact without the presence of the executive directors. The board meetings include the meeting of the Risk Committee, Audit Committee and Remuneration Committee which act as sub committees to the main Board. Each sub committee is chaired by one of the Independent Non-Executive Directors who provide a formal report back to the main Board, as part of the quarterly reporting process. Each sub committee meets for approximately half a day. Certain senior members of staff are invited to attend the sub committee meetings.

     The board sets the standards and values of the Company and much of this has been embodied in the Company’s Code of Ethics and Conduct, a copy of which is available on our website at www.drdgold.com. The Code of Ethics and Conduct applies to all directors, officers and employees, including the principal executive, financial and accounting officers, in accordance with Section 406 of the US Sarbanes-Oxley Act of 2002, the related US securities laws and the Nasdaq rules. The Code contains provisions under which employees can report violations of Company policy or any applicable law, rule or regulation, including US securities laws.

     The Company has a wholly owned subsidiary, DRD (Isle of Man) Limited, and has established a subsidiary board on the Isle of Man. This board comprises of three non-executive directors, Mr. M.G. Gisborne, Mr. P.F. Matthews and Mr. G.C. Campbell. Mr. M.M. Wellesley-Wood is the executive chairman, with Mr. I.L. Murray acting as his alternate.

Board Committees

     The board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfill its decision-making process. Each committee acts within written terms of reference which have been approved by the Board and under which specific functions of the board are delegated. The terms of reference for all committees can be obtained by application to the Company Secretary at the Company’s registered office. Each committee has defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to the members of the committees and made available to the board. Remuneration for non-executive directors for their services on the committees concerned is determined by the board. Currently this is in the case of each committee: Chairman $4,000 per annum; members $2,000 per annum. The committees are subject to regular evaluation by the board with respect to performance and effectiveness.

     The following information reflects the composition and activities of these committees.

Executive Committee

     As at June 30, 2004, the Executive Committee consisted of Mr. I.L. Murray (Chairman), Mr. M.M. Wellesley-Wood, Mr. W.T. Beer, Mr. G. Dempsey, Mr. J. Engels, Mr. I.D. Graulich, Mr. W.G. Koonin, Mr. A. Lubbe, Mr. M.P. Marriott, Mr. D.J. Pretorius, Mr. R.L. Johnson and Ms. A.I. Townsend.

     The Executive Committee meets on a weekly basis to review current operations in detail, develop strategy and policy proposals for consideration by the Board of Directors, implement its directives and consider disclosure controls and procedures. Members of the Executive Committee who are unable to attend the meetings in person, are able to participate via teleconference facilities, to allow participation in the discussion and conclusions reached.

Committees of the Board of Directors

Remuneration Committee

     The Remuneration Committee consists of Mr. G.C. Campbell (Chairman), and Professor D.J.M. Blackmur.

     The Remuneration Committee, which is comprised of non-executive directors, has been appointed by the board of directors. The committee meets quarterly, but may meet more often on an ad hoc basis if required. The Remuneration Committee is governed by its terms of reference and is responsible for approving the remuneration policies of the Company, the terms and conditions of employment, and the eligibility and performance measures of the Durban Roodepoort Deep (1996) Share Option Scheme applicable to the executive and non executive directors and senior management.

     The committee’s objective is to evaluate and recommend to the board competitive packages which will attract and retain executives of the highest caliber and encourage and reward superior performance. The committee also aims to ensure that criteria are in place to measure individual performance. The committee approves the performance-based bonuses of the executive directors based on such criteria. The Divisional Director: Group Human Resources provides the committee with access to comparative industry surveys, which assist in formulating remuneration policies. As and when required the committee may also engage the services of independent consultants to evaluate and review remuneration policies and related issues and brief members on pertinent issues. The committee has in the past year engaged the services of such consultants to review the employment contracts of the executive directors.

     The remuneration policy, relating to the remuneration of directors and senior executives, is based on a reward system comprising of four principal elements:

1.	Basic remuneration, as benchmarked against industry norms;

2.	Bonuses or incentives, which are measured against agreed outcomes or Key Performance Indicators, or KPIs;

3.	Short-term rewards for exceptional performance; and

4.	Long-term retention of key employees based on scarcity of skill and strategic value, using share options granted under the Durban Roodepoort Deep (1996) Share Option Scheme or shares for the executive directors.

     A copy of the policy is available by application to the Company Secretary at the Company’s registered office.

Audit Committee

     As at June 30, 2004, the Audit Committee consisted of: Mr. R.P. Hume (Chairman), Mr. D.C. Baker and Mr. G.C. Campbell. Mr. D.C. Baker resigned on October 27, 2004 and Professor D.J.M Blackmur was appointed to the Audit Committee on November 2, 2004.

     The Audit Committee comprises solely of non-executive directors, all of whom are independent. The primary responsibilities of the Audit Committee, as set out in the Audit Committee charter, is to assist the board in carrying out its duties relating to accounting policies, internal financial control, financial reporting practices and the preparation of accurate financial reporting and financial statements in compliance with all applicable legal requirements and accounting standards. A copy of the charter is available by application to the Company Secretary at the Company’s registered office.

     The Audit Committee meets quarterly with the external auditors, the Company’s internal audit practitioner, the Chief Financial Officer and the Divisional Director : Group Finance to review the audit plans of the internal auditors, to ascertain the extent to which the scope of the internal audits can be relied upon to detect weaknesses in the internal controls and to review the annual and interim financial statements prior to approval by the board. The Audit Committee reviews our annual results, the effectiveness of our system of internal financial controls, internal audit procedures and legal and regulatory compliance. The committee also reviews the scope of work carried out by our internal auditors and holds regular discussions with the external auditors and internal auditors.

     The committee appoints, re-appoints and removes the external auditors and approves the remuneration and terms of engagement of the external auditors. The committee is required to pre-approve, and has pre-approved, non-audit services provided by our external auditors. The Company’s external audit function is currently being undertaken by KPMG Inc.

     The Company’s internal and external auditors have unrestricted access to the chairman of the Audit Committee and, where necessary, to the Chairman of the board and Chief Executive Officer. All important findings arising from audit procedures are brought to the attention of the committee and, if necessary, to the board.

Risk Committee

     As at June 30, 2004 the Risk Committee consisted of Professor D.J.M Blackmur (Chairman); Mr. D.C. Baker and Mr. M.M. Wellesley-Wood. Mr. D.C. Baker resigned on October 27, 2004.

     The Risk Committee was established during January 2004 with a non-executive chairman. Its overall objective is to assist the main Board in the discharge of its duties relating to risk management and control responsibilities, assurance issues, health, safety and environmental compliance, and the monitoring and reporting of all these matters. The Risk Committee facilitates communication between the board, the Audit Committee, internal auditors and other parties engaged in risk management activities. The terms of reference of the Risk Committee can be obtained by application to the Company Secretary at the Company’s registered office.

The Risk Committee’s role is to ensure that:

•	an effective risk management program is implemented and maintained;

•	risk management awareness is promoted amongst all employees;

•	risk programs (financing/insurance) adequately protect the Company against catastrophic risks;

•	regular risk assessments are conducted;

•	total cost of risk in the long term is reduced;

•	the protection of the Group’s assets is promoted throughout the Group;

•	the health and safety and well being of all stakeholders is improved; and

•	the Company’s activities are carried out in such a way so as to ensure the safety and health of employees.

     The Risk Committee meets quarterly and reports to the board. Additional ad hoc meetings may be arranged as and when required. Certain members of executive management are invited to attend Risk Committee meetings on a regular basis, such as the Chief Executive Officer, Divisional Director: Group Finance, the Group Risk Manager, the Group Financial Manager, the Operational Managers, the Group Legal Counsel, the manager responsible for safety, health and environment and the Chief Administration Officer.

     Following the release of the King II Report, in South Africa, containing minimum practices to be adopted, we have formulated a risk corporate governance structure, which has been approved by the board.

     The system to manage risk involves all significant business and operational risks which could undermine the achievement of business objectives and undermine the preservation of shareholders values. The significant risks facing the Group including those at operations have been identified and have been included in Item 3D.: “Risk factors.” Persons have been appointed to address each risk and the results thereof, are reviewed by senior management through regular risk meetings. The aim of the internal control systems is for management to provide reasonable assurance that the objectives will be met. In addition to the above initiatives the Group also employs third party consultants to benchmark our operations against other mining operations throughout South Africa and more than 300 different mining companies worldwide.

     An important aspect of risk management is the transfer of risk to third parties to protect the Company from any major disaster. We have embarked on a program to ensure that our major assets and potential business interruption and liability claims are covered by group insurance policies that encompass our operations world-wide. The majority of the cover is through reputable insurance companies in London and Europe and the insurance programs are renewed on an annual basis. Insurance premiums for the Group have been reduced by more than 30% in fiscal 2004, due to the risk initiatives undertaken in the Group. A cell captive has been established to enable further reduction in annual insurance premiums. An insurance company, Fortis Limited, has been established to provide workers compensation insurance to the Tolukuma Section in Papua New Guinea. A saving of 90% against the workers’ compensation insurance premium paid in fiscal 2003, was achieved in fiscal 2004.

6D. EMPLOYEES

Employees

     The geographic breakdown of our employees (including contractors who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:

	Year ended June 30
	2004[1]	2003[1]	2002
South Africa	12,986	18,766	20,405
Australasia	751	472	529

Total	13,737	19,238	20,934

     The total number of employees at June 30, 2004 of 13,737 comprises 2,372 contractors and 11,365 employees who are directly employed by us and our wholly-owned Group companies. As of October 31, 2004, we had approximately 11,226 employees. The decrease in the number of employees in fiscal 2004, is due to the restructuring at the North West Operations which included the retrenchment of approximately 2,200 employees in September 2003 and 1000 employees in April 2004, and the reduction of contractors. The decrease in the number of employees in fiscal 2003, is due to the sale of 60% of our interest in the Crown Section, effective July 1, 2002.

     As of June 30, 2004, 2003 and 2002, the breakdown of our employees (excluding Porgera, Emperor, CGR and ERPM) by main categories of activity was as follows:

	Year ended June 30,
Category of Activity	2004	2003	2002
Mining — Our Employees	7,507	9,877	9,262
Mining — Contractors	2,372	4,426	6,172
Engineering	2,183	2,871	3,064
Metallurgy	728	960	1,244
Mineral Resources	256	361	356
Administration	240	243	281
Environmental	105	155	187
Human Resources	204	185	174
Medical	116	129	159
Safety	26	31	35

Total	13,737	19,238	20,934

Labor Relations

     As at June 30, 2004, we employed and contracted approximately 13,737 people in South Africa and Papua New Guinea. Approximately 70% of South African employees are members of trade unions or employee associations. This excludes all employees of the Crown Section and ERPM Section, and all employees from our 20% interest in the Porgera Joint Venture and our 19.78% interest in the Emperor Section. There were no material incidents of industrial action or labor unrest at our operations during fiscal 2004.

[1]Excludes employees of Porgera, Emperor, CGR and ERPM.

     South Africa’s labor relations environment remains a platform for social reform, while the political transitions that have taken place in the country have reduced the impact of organized labor on political transformation. National Union of Mineworkers, or NUM, the major union in the mining industry in South Africa, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The Durban Roodepoort Deep / National Union of Mineworkers, or DRD/NUM, co-ordinating forum meets regularly to discuss matters pertinent to both parties at Group level, while operations level forums continue to deal with local matters. The 2003 to 2005 wage agreements provided for a wage increase based on the greater of an inflation-linked increase measured from the Consumer Price Inflation Index, or CPIX, plus 1% or otherwise 7%. This agreement took effect from July 1, 2004, with an actual increase of 7%. Wage agreements were also signed with the other recognized unions and associations.

     For details of restructuring within the South African Operations see Item 4D.: “Property, Plant and Equipment.”

     By statute we are required to pay each employee who is dismissed for reasons based on the operational requirements of our operations, a severance package of not less than one week’s remuneration for every completed year of service. In the aforementioned agreements with organized labor we undertook, as in the past, to pay packages equal to two weeks basic pay for every completed year of service as part of a balancing compromise with the labor unions between the high additional costs of non-financial items and incentive payments (which are deemed part of remuneration), and an additional one week benefit based on basic pay.

     The Tolukuma Section in Papua New Guinea is not unionized, however, labor relations and the relationship with the surrounding communities are maintained by way of worker consultative committees and a community forum lead by the Community Relations Manager.

     AIDS represents a very serious threat to us and the gold mining industry as a whole in terms of the potential reduced productivity and increased medical costs. The exact extent of infection in our workforce is not known at present, although it is roughly estimated by the industry that the prevalence of HIV, the virus that causes AIDS, in the South African industry is currently approximately 30% to 40%. We have several AIDS awareness campaigns in place at our operations.

     Blyvoor has contracted AngloGold Health Services to provide all health care services, including a wellness program, which treats AIDS related illnesses, provides counseling on healthy life styles and monitors the progression of the HIV virus. Similar services are offered at our North West Operations by our 100% owned subsidiary, Duff Scott Hospital (Pty) Limited.

Safety statistics

     Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. These objectives are clearly reflected in the following overall statistics for our managed mines (including the Crown and ERPM Sections, but excluding Porgera):

	Year ended June 30,
(Per million man hours)	2004	2003
Lost time injury frequency rate (LTIFR)[1]	8.63	11.96
Reportable incidence[1]	3.49	3.34
Fatalities[1]	0.25	0.31
Number of fatalities (average per month)	0.92	1.60

[1] Calculated as follows: Actual number of instances divided by the total number of man hours worked multiplied by one million.

6E. SHARE OWNERSHIP

     As of October 31, 2004, options to purchase ordinary shares held by directors were as follows:

Directors

		Options		Options		Options
	Options at	granted	Average	exercised	Average	lapsed	Options at
	June 30,	during the	Exercise	during the	Exercise	during the	Nov 1,
	2003	period	price (R)	year	Price (R)	year	2004	Expiration Dates[1]
Executive
M.M. Wellesley Wood.	933,665	215,800	17.53	125,553	6.48	—	1,023,912	4/30/12-10/27/13
I.L. Murray	650,071	143,300	17.53	—	—	—	793,371	8/21/10-10/27/13
Alternate Directors
A. Lubbe [2]	170,458	213,500	18.63	25,000	7.26	—	358,958	10/1/11-11/1/17
D.T. van der Mescht [3]	224,995	132,800	18.47	50,000	6.46	—	307,795	10/1/11-4/26/14
Non-Executive
P.M. Ncholo	38,500	9,300	17.53	—	—	—	47,800	3/20/12-10/27/13
G.C. Campbell	42,900	12,000	17.53	—	—	—	54,900	3/20/12-10/27/13
R.P. Hume	68,650	11,100	17.53	6,000	7.26	—	73,750	10/1/11-10/27/13
D.C. Baker	81,800	11,100	17.53	43,300	14.23	—	49,600	9/26/11-10/27/13
D.J.M. Blackmur[4]	—	—	—	—	—	—	—

     Each option is representative of a right to acquire one ordinary share at a predetermined exercise price.

     Closed periods apply to share trading by directors and other employees, whenever certain employees of the Company become or could potentially become aware of material price sensitive information, such as information relating to an acquisition, quarterly results etc., which is not in the public domain. When these employees have access to this information an embargo is placed on share trading for those individuals concerned. The embargo need not involve the entire Company in the case of an acquisition and may only apply to the board of directors, executive committee, and the financial and new business teams, but in the case of quarterly results the embargo is group-wide.

     Under the listings requirements of the JSE, we are not required to disclose, and we do not otherwise disclose or ascertain, share ownership of individual executive officers in our share capital. However, to the best of our knowledge, we believe that our ordinary shares held by executive officers, in aggregate, do not exceed 1 percent of the Company’s issued ordinary share capital. For details of share ownership of directors see Item 7A.: “Major Shareholders”

Durban Roodepoort Deep (1996) Share Option Scheme

     We operate a securities option plan as an incentive tool for our executive directors, non-executive directors and senior employees whose skills and experience are recognized as being essential to the Company’s performance. In terms of the scheme rules, a maximum of 15% of the issued ordinary shares is reserved for issuance thereunder and no participant may hold options at any time, which if exercised in full, would exceed 2% of our issued share capital at that time. As at October 31, 2004, the number of issued and exercisable share options is approximately 3.6% of the issued ordinary share capital, which is within the National Association of Pension Funds (United Kingdom) international accepted guideline of 3 - 5% for such schemes. In addition, the participants in the Scheme are fully taxed at their maximum marginal tax rate on any gains realized on the exercise of their options.

[1] Certain directors hold options which expire at various times. For those directors, a range is provided indicating the earliest and latest expiration dates.

[2] Mr. A. Lubbe was appointed to our board of directors as an alternate director on July 1, 2003.

[3] Mr. D.T. van der Mescht was appointed to our board of directors as an alternate directors on July 1, 2003. He subsequently resigned from his position of Divisional Director : South African Operations and as alternate member of the board on August 5, 2004.

[4] Professor D.J.M. Blackmur was appointed to our board of directors on October 21, 2003.

     The price at which an option may be exercised is the lowest seven day trading average of the closing market prices of an ordinary share on the JSE, as confirmed by our directors, during the three months preceding the day on which the employee is granted the option. Each option remains in force for ten years after the date of grant, subject to the terms of the option plan. Options granted under the plan vest at the discretion of our directors, but primarily according to the following schedule over a maximum of a three year period:

Percentage vested in each period	Period after the original date of the option grant
25%	6 months
25%	1 year
25%	2 years
25%	3 years

     Any options not exercised within ten years from the original date of the option grant will expire and may not thereafter be exercised.

     Options to purchase a total of 8,345,363 ordinary shares were outstanding on June 30, 2004, of which options to purchase 3,383,479 ordinary shares were currently exercisable. In fiscal 2004, a total of 115 employees participated in the scheme including directors, non executive directors and other senior employees. The outstanding options are exercisable at purchase prices that range from R4.52 to R36.08 per share and expire ten years from the date of issue to the participants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

     As of October 31, 2004, our issued capital consisted of:

•	251,625,006 ordinary shares of no par value; and

•	5,000,000 cumulative preference shares.

     To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

     Based on information available to us, as of October 31, 2004:

•	there were 4,597 record holders of our ordinary shares in South Africa, who held approximately 7,526,065 or approximately 2.99% of our ordinary shares;

•	there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;

•	there were no record holders of our ordinary shares or ADSs underlying the 6% Senior Convertible Notes due 2006;

•	there were no US record holders of our ordinary shares, excluding those shares which are held as part of our ADS program; and

•	there were 3,701 record holders of our ADSs in the United States, who held approximately 205,273,787 or approximately 81.58% of our ordinary shares.

     The following table set forth information regarding the beneficial ownership of our ordinary shares as of October 31, 2004 by:

•	each of our directors; and

•	any person whom the directors are aware of as at October 31, 2004 who is interested directly or indirectly in 5% or more of our ordinary shares.

Shares Beneficially Owned
Holder	Number	Percent
M. M. Wellesley-Wood.	*
I.L. Murray	*
A. Lubbe	*
M.P. Ncholo	*
G.C. Campbell	*
R.P. Hume	*
D.C. Baker	*
Bank of New York ADRs	205,273,787	81.58
101 Barclay Street
New York, NY 10011

*	Indicates share ownership of less than 1% of our outstanding ordinary shares.

     Dr. M.P. Ncholo’s interest does not include 4,794,889 of our ordinary shares held by KBH, of which Dr. M.P. Ncholo is the Chairman. The shares originally issued to KBH were subject to a put and call derivative instrument between KBH and Investec Bank Limited, or Investec, with the shares held as security. Investec exercised their option and took possession of the shares in three equal tranches in June, July and August 2004.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of October 31, 2004, are treated as outstanding for computing the percentage of any other person. As of October 31, 2004, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 81.58% of our issued ordinary shares through our ADR program. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: Durban Roodepoort Deep, Limited, 45 Empire Road, Parktown, Johannesburg, South Africa, 2193.

Cumulative Preference Shares

     Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares. Randgold’s address is 5 Press Avenue, Selby, Johannesburg, South Africa.

     The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months. The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company’s ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the Argonaut mineral rights acquired from Randgold & Exploration Company Limited in September 1997. However, they will obtain voting rights once the Argonaut Project becomes an operational gold mine. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on the disposal of all or substantially all of our assets or mineral rights. There is currently no active trading market for our cumulative preference shares. No shareholder has voting rights which differ from the voting rights of any other shareholder.

7B. RELATED PARTY TRANSACTIONS

iProp Loan Note

     On June 12, 2002, we entered into a loan agreement with Crown Gold Recoveries (Pty) Limited, or CGR, in terms of which an amount of R37.7 million ($3.6 million) is recorded as owing by CGR to us. CGR was an indirect wholly-owned subsidiary of Crown Consolidated Gold Recoveries (Pty) Limited, or CCGR. We have sold 60% of our interest in CGR to Khumo Bathong Holdings (Pty) Limited, or KBH. This amount was originally owed by CGR to iProp Ltd (previously known as RMP Properties SA Limited), or iProp, in terms of a secured loan note. In an arrangement in which JCI Gold Limited, or JCI, paid iProp R38.0 million ($3.7 million) in exchange for an issue by us to JCI Gold of 8,000,000 ordinary shares, the loan note was ceded to us. The loan note has now been cancelled and restated in terms of the loan agreement entered into on June 12, 2002. The total amount outstanding on this loan as of October 31, 2004, is R50.2 million ($8.2 million). The loan bears interest at the prime rate of The Standard Bank of South Africa Limited. As of June 30, 2004 the interest rate was 11.5% per annum and as of October 31, 2004, the interest rate on this loan stood at 11%. The loan is repayable on demand within seven years. Interest is payable annually in arrears. The loan is unsecured. In terms of the loan agreement the principal amount will be repaid in equal annual installments. As at October 31, 2004, this balance was still owing to us, however, we have recognized losses generated by CGR and its subsidiary against this loan and it is carried at a nil value.

R.A.R. Kebble

     A loan received from Mr. R.A.R. Kebble, amounting to R5.3 million ($0.51 million) was repaid during the year ended June 30, 2002. Interest on this amount during that fiscal year amounted to R0.4 million ($0.04 million).

     We entered into an agreement with Mr. R.A.R. Kebble in March 2002 whereby Mr. R.A.R. Kebble retired from employment with us with effect from March 19, 2002 and ceased to be a director of our board with effect from June 30, 2002. Pursuant to that agreement we undertook to pay an amount of R3.1 million ($0.3 million) to Mr. R.A.R. Kebble on June 30, 2002. We believe that we are not required to pay this amount and we have not done so. One of the reasons for this is that we believe we have a counterclaim against Mr. R.A.R. Kebble in excess of this claim.

C. Press Loan

     During fiscal 2003 Mr. C. Press, a director of Net-Gold Services (Pty) Limited, or Net-Gold, a consolidated subsidiary company, loaned an amount of US$24,946 to Net-Gold. This loan is interest free, unsecured and has no fixed terms of repayment. The funds were used for short-term working capital advances. As at October 31, 2004, the full balance was still outstanding.

Crown Gold Recoveries (Pty) Ltd, or CGR

     In connection with the sale by us of 60% of our interest in CGR we agreed to lend KBH R5.3 million ($0.7 million) under a loan agreement entered into on June 12, 2002. Prior to this, CGR was an indirect wholly-owned subsidiary of ours. The loan bears interest at the prime rate of The Standard Bank of South Africa Limited. As of October 31, 2004, the outstanding balance was R7.3 million ($1.2 million). The loan is repayable on demand within five years. Interest is payable annually in arrears. The loan was secured by KBH’s pledge to us of 49,928,824 shares in ERPM. However, since the acquisition of ERPM by CGR, the loan is no longer secured. The strategic value of this transaction was that it has enabled us to introduce a black empowerment entity, KBH, which is necessary in terms of the new Mining Charter.

     On June 12, 2002, we entered into two loan agreements with CGR, the first being for R0.9 million ($0.09 million) and the second being for R37.7 million ($3.6 million). The first loan is payable on demand within three years and interest is payable annually in arrears and the second loan is payable on demand within seven years and interest is payable annually in arrears. The total amount outstanding on these loans, as at October 31, 2004, is R50.7 million ($8.2 million), however, we have recognized losses generated by CGR and its subsidiary against this loan and it is carried at a nil value.

     At the same date, we entered into a shareholders’ agreement with KBH, the Industrial Development Corporation, or IDC, CCGR and CGR. This agreement provides that the board of CGR shall comprise two directors appointed by CCGR and three directors appointed by KBH. The agreement also provides that certain business matters such as amending the memorandum and articles of association of CGR, canceling the services agreement with us or incurring certain indebtedness requires the approval of CGR, in the case of shareholder matters, or a director appointed by CGR in the case of directors matters. Additionally, the agreement places restrictions on our ability to dispose of shares of CGR without the prior written consent of the other shareholders. The shareholder agreement also provides that unless its board of directors determines otherwise, CGR shall declare an annual dividend of a minimum of 30% of the net profits of CGR after taxes and interest. As of October 31, 2004, no dividends have been declared.

     This shareholders’ agreement also documents three previously interest free loans from CCGR to CGR totaling R190.0 million ($30.3 million). Under the terms of the share purchase agreement, 57% (R108.0 million ($17.2 million)) of the principal amount of these loans were sold to IDC and 3% (R5.7 million ($0.9 million)) to KBH. However, upon KBH exercising its option to purchase IDC’s interest in CGR, IDC’s portion of this loan was ceded to KBH. These balances are still outstanding as at October 31, 2004, however, we have recognized losses generated by CGR and its subsidiaries against this loan and it is carried at a nil value.

     These loans currently bear interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft which as of October 31, 2004, stood at 11%. It is the intention of the parties to amend the terms of the three shareholders’ loans. It is expected that the shareholders’ loans will continue to bear interest at the prime rate and the interest will be repayable in equal monthly payments over the period of the loans. The conditions in CCGR’s shareholder loan to CGR, which waive the requirement that CGR maintain an interest cover ratio of 2.5 to 1, will be deleted.

     Dr. M.P. Ncholo, one of our non-executive directors, is also the chairman of KBH. The 4,794,889 shares originally issued to KBH were subject to a put and call option instrument between KBH and Investec, with the shares held as security. The option was exercised and Investec took possession of the shares in three equal tranches in June, July and August 2004.

East Rand Proprietary Mines Limited

     On October 10, 2002, Daun et Cie AG, Courthiel Holdings (Pty) Ltd, KBH, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Masechaba Palesa Moletsane Ncholo, Michelle Patience Baird, Derek Sean Webbstock, or collectively the Sellers, and CGR, entered into an agreement in terms of which CGR agreed to purchase from the Sellers the entire issued share capital and shareholders’ claims of ERPM. Dr. M.P. Ncholo is one of our non-executive directors and we own a 40% interest in CGR. The purchase price for the acquisition of the shares and the claims was R100 million ($9.5 million). CGR loaned an amount of R60 million ($5.7 million) to the Sellers as an interest free loan, and CGR received from the Sellers, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the Sellers’ claims to CGR. The conditions of the sale were fulfilled and the amount was deemed to be paid to the Sellers on account of the purchase price. An existing mortgage bond registered by ERPM in favor of Courthiel Holdings (Pty) Ltd securing shareholder loans in the sum of R10 million ($1.9 million) was also ceded to CGR as security on October 11, 2002. The full amount is still owing under the bond.

     The competition authorities’ approval for the acquisition of ERPM by CGR was obtained and the R60 million ($5.7 million) loan was deemed to be part payment of the purchase price. As to the balance of the purchase price of R40 million ($3.8 million), KBH, a 40% shareholder in CGR, agreed to use its best endeavors to obtain a loan of R40 million ($3.8 million) from the IDC which was paid to the Sellers as final part payment of the purchase price of the ERPM acquisition. CGR procured the release of the Sellers from all statutory environmental obligations, including obligations to furnish guarantees and the like to the Department of Minerals and Energy, or DME, affairs, and ERPM will assume the Sellers’ responsibilities in this regard. CGR acquired ERPM as is, without indemnification for any disclosed or undisclosed liabilities, which could require CGR to incur significant financial obligations to satisfy any liability.

     On October 10, 2002, in order to enable CGR to effect payment of the purchase price of the acquisition of ERPM, we entered into a loan agreement with CGR pursuant to which we agreed to lend to CGR the sum of R60 million ($5.7 million). The loan bore interest at the rate of 18.4% and was secured by a notarial general covering bond over all movable assets of CGR. This loan has been repaid.

     On January 1, 2003 and April 7, 2003, we advanced to CGR R9.8 million ($1.6 million) and R2.1 million ($0.3 million), respectively, on the same terms. These amounts were advanced for ERPM acquisition costs and working capital requirements respectively.

     Additionally, on September 18, 2002, in connection with CGR’s acquisition of ERPM, we provided a working capital facility of R10.0 million ($1.6 million) to ERPM. The loan bears interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft and as of October 31, 2004, the interest rate on the loan stood at 11%. The loan is secured by a pledge of certain movable assets of ERPM.

     Furthermore, from July 1, 2003 to April 30, 2004, funds were advanced to ERPM by way of a capital expansion loan of R32.2 million ($5.1 million) and on September 1, 2003, by way of debentures of R16.0 million ($2.6 million). These funds were utilized to fund infrastructure upgrades and the purchase of mining equipment. The loan facility is repayable in equal installments over the next 5 years and bears interest at prime less 0.5%. The debentures are repayable in 78 months from issue date and bear interest at prime less 2.5%. In addition the debentures attract a royalty of 0.267% of the gross revenue received from net smelter revenue.

     As a result of the low Rand gold price coupled with a number of unforeseen operational setbacks, the structured capital expansion and underground resource development plan at ERPM was abandoned. All project finance loans advanced to CGR and ERPM, and included above, totaling $8.8 million were included in the investment in our associate, against which losses recorded by the associate, were recognized against these advances in fiscal 2004.

Management Service Agreements

     We provide management services for CGR and ERPM under management service agreements entered into with each of them. These services include financial management, gold administration and hedging, technical and engineering services, mineral resource services and other management related services. We own a 40% interest in CGR. ERPM is a wholly-owned subsidiary of CGR. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.

     For CGR we provide management services with KBH. The management services at ERPM are provided exclusively by us. Our management fee for services performed at the Crown Section was R0.7 million ($0.07 million) per month and our management fee for services performed at the ERPM Section is approximately R1.5 million ($0.1 million) per month. The agreement with CGR entered on July 1, 2002, was for one year and was renewable annually. The agreement with the ERPM Section entered on July 1, 2002, was for a fixed two year period with an option to renew. In April 2004, the management fees were revised to R0.3 million ($ 0.04 million) per month for both the Crown Section and the ERPM Section.

Rand Refinery Agreement

     On October 12, 2001, we entered into an agreement with Rand Refinery Limited, or RRL, for the refining and sale of all of our gold produced in South Africa. Under the agreement, RRL performs the final refining of our gold and casts it into troy ounce bars. RRL then sells the gold on the same day as delivery, at the London afternoon close price on the day the gold is sold. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. For fiscal 2004 this amounted to $0.9 million. Mr. W.G. Koonin, our Divisional Director: Group Finance, is also a director of RRL and has been appointed as a member of their audit committee. Also, Mr. I.D. Graulich, our General Manager: Investor Relations, is an alternate director to Mr. W. G. Koonin. We currently own 10.6% of RRL (which is jointly owned by South African gold mining companies).

Consultancy Service Agreement

     On September 2, 2002, we entered into a consultancy service agreement with one of our non-executive directors, Mr. N. Goodwin. Under this agreement, Mr. N. Goodwin provided us with project management services at the Argonaut Project. The agreement was for a fixed one year term from September 2, 2002, so long as the Argonaut Project was ongoing. Under this agreement, Mr. N. Goodwin was paid a fee of $400 per day. Mr. Goodwin worked for 128 days under this agreement for a total amount of $51,200. Mr. N. Goodwin resigned as a non-executive director effective January 29, 2003. This agreement was terminated as of February 26, 2003.

Assistance with regards to funeral expenses

     During fiscal 2004, financial assistance was provided by ERPM, our 40% associate company with KBH, to the family of Dr. M.P. Ncholo, a non-executive director of our Company, and executive director of KBH, with regards to funeral expenses relating to the death of a family member who was a temporary employee of ERPM. In terms of ERPM’s practice, the funds were advanced on compassionate grounds to assist the family with costs associated with the funeral. This amounted to R90,447 ($14,414). At October 31, 2004 this amount was still outstanding in the accounts of ERPM.

Employment agreements with executive directors

     Mr. M.M. Wellesley-Wood receives from the Company an all-inclusive remuneration package of R1.9 million ($0.3 million), and from DRD (Isle of Man) $250,000 per annum. He is also eligible, under his agreement with us and his agreement with DRD (Isle of Man), to receive an incentive bonus of up to 40% of his annual remuneration package in respect of each of four bonus cycles of 6 months each, over the duration of his appointments, on condition that he achieves certain agreed key performance indicators. Mr. M.M. Wellesley-Wood’s agreements also provide that he will receive a total of up to 460,000 of our ordinary shares in four equal tranches at intervals of 6 months over the duration of his agreements of employment. In terms of a JSE listing requirement these allotments were subject to approval by shareholders. We have since decided, and Mr. M.M. Wellesley-Wood has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares. We are, however, seeking an alternate means of achieving the objective of the retention incentive, which is not related to the receiving of our shares. Our agreement further provides that Mr. M.M. Wellesley-Wood became entitled to an amount equal to 92% of his annual remuneration package from us, by relinquishing the position of Chief Executive Officer and Deputy Chairman of the Company.

     Mr. I.L. Murray receives from the Company an all-inclusive remuneration package of R1.5 million ($0.2 million) and from DRD (Isle of Man) $200,000 per annum. Mr. I.L. Murray is eligible, under his agreement with us and his agreement with DRD (Isle of Man), to receive an incentive bonus in respect of up to 50% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration his appointments, on condition that he achieves certain key performance indicators. Mr. I.L. Murray’s agreements also provide that he will receive a total of up to 366,000 of our ordinary shares in four equal tranches at intervals of 6 months over the duration of his agreements of employment. In terms of a JSE listing requirement these allotments were subject to approval by shareholders. We have since decided, and Mr. I.L. Murray has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares. We are, however, seeking an alternate means of achieving the objective of the retention incentive, which is not related to the receiving of our shares. If he relinquishes the post of Chief Financial Officer and the Board appoints a replacement Chief Financial Officer, he will become entitled to an amount equal to 93% of his annual South African remuneration package calculated on the basis of the remuneration package as determined on December 1, 2003.

Appointment of J. Turk as Non-Executive Director

     Mr. J. Turk was appointed as a non-executive director on October 27, 2004. Mr. J. Turk is the founder and a director of G.M. Network Limited (GoldMoney.com). In April 2004, we acquired 50.25% of the shares in Net-Gold Services Limited, a subsidiary of G.M. Network Limited (GoldMoney.com).

7C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

     See Item 18.: “Financial Statements.”

Legal Proceedings

     See “Legal proceedings” under Item 4D.: “Property, plant and equipment.”

Dividend Policy

     See Item 10B.: “Memorandum and Articles of Association”.

8B. SIGNIFICANT CHANGES

     See note 25 “Subsequent Events” under Item 18.: “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS

     The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the Nasdaq SmallCap Market.

	Price Per		Price Per		Average Daily
	Ordinary Share		ADS		Trading
	R		$		Volume
					Ordinary
Year Ended	High	Low	High	Low	Share	ADSs
June 30, 2000	14.40	6.70	2.38	0.94	219,120	671,956
June 30, 2001	10.70	4.40	1.40	0.59	141,868	593,520
June 30, 2002	55.00	6.50	5.59	0.79	246,934	2,085,179
June 30, 2003	49.20	15.60	4.72	2.11	245,634	2,809,445
June 30, 2004	27.75	15.00	4.10	2.20	118,454	4,084,794

	Price Per
	Ordinary Share			Price Per ADS		Average Daily
	R			$		Trading Volume
						Ordinary
Year Ended	Quarter	High	Low	High	Low	Share	ADSs
June 30, 2003	Q1	49.20	22.00	4.72	2.22	292,687	3,222,610
	Q2	45.00	25.80	4.54	2.87	279,442	3,067,297
	Q3	38.50	17.00	4.38	2.11	224,280	2,776,048
	Q4	23.75	15.60	2.93	2.18	181,448	2,160,115
June 30, 2004	Q1	26.50	16.51	3.54	2.20	122,825	4,164,865
	Q2	21.00	15.00	3.24	2.30	139,668	4,541,106
	Q3	27.75	20.33	4.10	2.98	119,205	4,881,572
	Q4	22.01	15.30	3.58	2.23	90,656	2,682,855

	Price Per
	Ordinary Share		Price Per ADS		Average Daily
	R		$		Trading Volume
					Ordinary
Month Ended	High	Low	High	Low	Share	ADRs
April 30, 2004	22.01	18.40	3.58	2.57	112,860	3,431,329
May 31, 2004	19.10	16.40	2.98	2.23	62,487	2,892,960
June 30, 2004	18.50	15.30	2.98	2.33	99,793	1,731,815
July 31, 2004	15.60	14.10	2.70	2.25	145,004	1,859,826
August 31, 2004	15.50	10.30	2.57	1.53	232,023	4,355,741
September 30, 2004	15.80	10.30	2.64	1.63	275,466	2,303,178

9B. PLAN OF DISTRIBUTION

     Not applicable.

9C. MARKETS

Nature of Trading Markets

     The principal trading market for our equity securities is the JSE and the Australian Stock Exchange, or ASX, and our ADSs that trade on the Nasdaq SmallCap Market in the form of ADRs under the symbol “DROOY.” Our ordinary shares trade on the JSE under the symbol “DUR.” Our ordinary shares also trade on the LSE (symbol: DBNR), the Marche Libre on the Paris Bourse (symbol: DUR), Brussels Bourse (symbol: DUR) in the form of International Depository Receipts, Port Moresby Stock Exchange (symbol: DUR) and ASX (symbol: DRD). The ordinary shares also trade on the over the counter markets in Berlin, Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by The Bank of New York, as depositary. Each ADR represents one ADS. Each ADS represents one of our ordinary shares. Prior to February 2001, our ADSs traded on the Nasdaq National Market.

Nasdaq Exemption

     Between August and December 2003, the Company entered into a series of discounted issuances with several different investors resulting in the issuance of ordinary shares, and securities convertible into ordinary shares, totaling 46,843,902, or 25.43% of the total shares outstanding on a pre-issuance basis. Included within those issuances, on December 12, 2003, the Company entered into an agreement granting Investec the option to acquire 10.2 million ordinary shares. The Company requested an exemption from Nasdaq Marketplace Rule 4350(i)(1)(D) in reliance upon Nasdaq Marketplace Rule 4350(a). Rule 4350(i)(1)(D) provides that shareholder approval is required upon issuing 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. Nasdaq granted this exemption on the basis that the shareholder approval requirements of Rule 4350(i)(1)(D) are contrary to generally accepted business practices of companies located in South Africa.

     The South African Companies Act of 1973 (as amended) requires issuers to obtain shareholder approval before the issuance of any shares or rights to shares, which approval can be provided by specific authority or a general authority granted by means of a resolution passed by shareholders in a general meeting. JSE Listing Requirements require 75% shareholder approval for any issuance of shares for cash. JSE Listing Requirements do, however, permit an issuer to issue shares for cash under a general authority granted by its shareholders, but not in excess of 15% of the company’s total issued share capital during any financial year under that authority, or the general authority. In terms of the specific issuances for which the Company received the exemption from Nasdaq described above, there was no JSE requirement that would mandate specific shareholder approval for these transactions. The JSE Listing Requirements accept a general authority by our shareholders under certain circumstances. The shareholders had approved a general authority which covered the relevant transactions by resolutions passed at the Company’s annual general meetings in November 2003. In addition, included in the shares issued for cash were approximately 24.4 million shares to the value of R435.5 million ($63.1 million) which were used for the acquisition of the Porgera Joint Venture. Approval was obtained from the JSE to deem these shares to be a vendor placing.

9D. SELLING SHAREHOLDERS

     Not applicable.

9E. DILUTION

     Not applicable.

9F. EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

     Not Applicable.

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Our Memorandum and Articles of Association and Ordinary Shares

     On June 30, 2004, we had 300,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, authorized for issuance. On that date, we had issued 233,307,667 ordinary shares and 5,000,000 cumulative preference shares.

     On October 31, 2004, we had 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value, authorized for issuance. On that date, we had issued 244,768,294 ordinary shares and 5,000,000 cumulative preference shares. On September 28, 2004, an Extraordinary General Meeting voted to increase the authorized share capital to 600,000,000 ordinary shares.

     Set out below are brief summaries of certain provisions of our Articles of Association, or our Articles, the South African Companies Act, 1973 (as amended), or the Companies Act, and the requirements of the JSE, all as in effect on October 31, 2004. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Articles, the Companies Act, and the requirements of the JSE.

     We are registered under the Companies Act under registration number 1895/000926/06. As set forth in Section 4-Objects of our Memorandum of Association, our purpose is to explore and exploit mineral rights and establish and own mining enterprises.

Borrowing Powers

     Our directors may, at their discretion, raise or borrow or secure the payment of any sum or sums of money for our use as they see fit. For so long as we are a listed company, the directors shall so restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary companies so that the aggregate principal amount outstanding in respect of us and any of our subsidiary companies, as the case may be, exclusive of inter-company borrowings, shall not, except with the consent of our shareholders at a general meeting, exceed R30 million or the aggregate from time to time of our issued and paid up capital, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, any of our share premium accounts and our subsidiaries’ share premium accounts certified by our auditors and which form part of our and our subsidiaries’ financial statements, whichever is higher.

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

     Directors are required to notify our board of directors of interests in companies and contracts. If a director’s interest is under discussion, depending on the nature of the interest, he shall not be allowed to vote and shall not be counted, for the purpose of any resolution regarding his interest, in the quorum present at the meeting.

     The Code of Corporate Practices and Conduct of the King II Report on Corporate Governance for South Africa, 2002 sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with their practice, all remuneration of directors is approved by the Remuneration Committee.

     Under South African common law, directors are required to comply with certain fiduciary duties to the company and to exercise proper care and skill in discharging their responsibilities.

Age Restrictions

     There is no age limit for directors.

Election of Directors

     Directors may be appointed at a general meeting from time to time. The directors may appoint any eligible person as a director but he shall only hold office until the next annual general meeting when the relevant director shall be eligible for election. One third of our directors, on a rotating basis, are subject to re-election at each annual general shareholder’s meeting. Retiring directors usually make themselves available for re-election.

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

Voting Rights

     The holders of our ordinary shares are generally entitled to vote at general meetings and on a show of hands have one vote per person and on a poll have one for every share held. The holders of our cumulative preference shares are not entitled to vote at a general meeting unless any preference dividend is in arrears for more than six months at the date on which the notice convening the general meeting is posted to the shareholders. However, they will obtain voting rights once the Argonaut Project becomes an operational gold mine. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on resolutions regarding the disposal of all or substantially all of our assets or mineral rights. When entitled to vote, holders of our cumulative preference shares are entitled to one vote per person on a show of hands and that portion of the total votes which the aggregate amount of the nominal value of the shares held by the relevant shareholder bears to the aggregate amount of the nominal value of all shares issued by us.

Dividends

     We may, in a general meeting, or our directors may, from time to time, declare a dividend to be paid to the shareholders in proportion to the number of shares they each hold. No dividend shall be declared except out of our profits. Dividends may be declared either free or subject to the deduction of income tax or duty in respect of which we may be charged. Holders of ordinary shares are entitled to receive dividends as and when declared by the directors. Holders of cumulative preference shares are entitled to receive cumulative preferential dividends in priority to the holders of our ordinary shares equal to the prescribed portion of 3% of our future revenue generated by the exploitation or other application of the mineral rights represented by the Argonaut Project. All unclaimed dividends are forfeited back to us after a period of twelve years.

Ownership Limitations

     There are no limitations imposed by our Articles or South African law on the rights of shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Winding-up

     If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of October 31, 2004, no such dividends have been declared. Except for the preference dividend and as described in this paragraph our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

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

10C. MATERIAL CONTRACTS

     Below is a brief summary of material contracts entered into by us, other than in the ordinary course of business, during the two years immediately preceding the date of this report.

Loan Agreement between Industrial Development Corporation of South Africa Ltd. and Blyvooruitzicht Gold Mining Company Ltd, dated July 18, 2002.

Under this agreement IDC loaned R65 million ($6.3 million) to Blyvoor specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor expansion project. The loan bears interest at 1% below the prime rate of First National Bank Limited of Southern Africa. The loan is repayable in 48 monthly installments.

Agreement of Loan and Pledge between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated September 18, 2002.

Under this agreement we provided ERPM with a working capital facility of R10 million ($0.9 million). The loan bears interest at the prime rate on overdraft which is currently 17%. The loan is secured by a pledge of certain movable assets of ERPM.

Management Services Agreement between Durban Roodepoort Deep, Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty) Ltd, dated October 1, 2002.

Under this agreement we agreed to provide certain management services to CGR for a management service fee of R0.7 million ($0.1 million) per month.

Agreement amongst Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated October 1, 2002.

Under this agreement we agreed to sell the West Wits gold plant and certain related assets for R25 million ($2.4 million) to process certain sand dumps, surface materials, freehold areas and surface right permits located at the West Wits Section. The purchase price was to be paid in installments from September 30, 2002. This agreement was superseded by the following agreement.

Memorandum of Agreement made and entered between Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited, Mogale Gold (Proprietary) Limited and Luipaards Vlei Estates (Proprietary) Limited, dated June 6, 2003.

This agreement amended the payment terms for the remainder of the purchase price of the agreement amongst Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated October 1, 2002. Mogale Gold (Proprietary) Limited was previously known as Bophelo Trading (Pty) Ltd. This agreement also included Luipaards Vlei as a surety and co-principal debtor to Mogale and also imposes the obligation to obtain certain authorizations on Mogale and provides that Mogale may use permits covering a portion of the West Wits Section without us abandoning them. Under this agreement, we determined the remainder of the selling price to be paid for the West Wits gold plant to be R8.3 ($1.1 million). This amount is to be paid within 4 years from the date of the agreement.

Letter Agreement between Durban Roodepoort Deep, Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.

In this letter agreement, SCMB agreed to provide us with various direct and indirect banking facilities. These facilities include a general short term banking facility, business line of credit, liquidating credit line, performance guarantees and derivative products. The aggregate amount available under these facilities is R176.3 million ($17.0 million). The rate of interest varies between the various facilities. As of October 31, 2004, approximately R46 million ($7.5 million) of this facility has been utilized.

Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.

Under this agreement, CGR purchased from the sellers the entire issued share capital and shareholders’ claims of ERPM for a purchase price of R100 million ($9.5 million). As a result of this acquisition, the pledge by KBH of its ERPM stock to us has lapsed.

Memorandum of Loan Agreement between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.

Under this agreement we loaned CGR R60 million in connection with the acquisition of ERPM by CGR. This loan bears interest at a rate of 18.4% and must be repaid within four months of our security interest becoming effective. This loan was repaid during fiscal 2003.

Management Services Agreement between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.

Under this agreement we agreed to provide certain management services to ERPM for a management service fee of approximately R1.5 million ($0.1 million) per month.

Purchase Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.

Under this agreement, CIBC World Markets Corp. agreed to purchase up to a principal amount of $66,000,000 of our 6% Senior Convertible Notes due 2006, or the Notes, in a private placement for a purchase price of up to $66,000,000. CIBC World Markets Corp. has purchased these notes pursuant to this agreement.

Registration Rights Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.

Under this agreement we agreed to file with the Securities and Exchange Commission within 90 days after the date of the initial issuance of the Notes, and to use our reasonable best efforts to cause to become effective within 180 days after the date of the initial issuance of the Notes, a shelf registration statement with respect to the resale of the Notes and the resale of the ordinary shares underlying the ADSs issuable upon conversion of the Notes. The shelf registration statement was declared effective on September 30, 2003.

Indenture between Durban Roodepoort Deep, Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.

This Indenture contains the terms under which we issued a principal amount of the Notes in a private placement in November 2002.

Letter Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.

This agreement contains the terms under which we purchased 14% of Emperor Mines Limited for A$11.5 million ($7.8 million), at December 13, 2002.

Confirmation, between Durban Roodepoort Deep, Limited, and Investec Bank (Mauritius) Limited, dated August 14, 2003.

Under this agreement we granted Investec (Mauritius) an option to purchase up to 18 million of our ordinary shares, at a strike price per share of 95% of the trade-weighted average price of our American Depository Shares, or ADSs, for the 30 days period to exercise.

Amendment to Confirmation, dated September 4, 2003, between Durban Roodepoort Deep and Investec Bank (Mauritius) Limited.

This agreement amended the terms of the confirmation dated August 14, 2003, increasing the number of ordinary shares covered by the option to 27 million. On September 9, 2003, Investec (Mauritius) exercised the option in respect of 18 million ordinary shares at a price of $2.3967 per ordinary share for a total consideration of $42.1 million. On September 12, 2003, Investec (Mauritius) exercised the remaining portion of the option, acquiring an additional 9 million ordinary shares, at a price of $2.4242 per share for a total consideration of $21.7 million.

Confirmation, between Durban Roodepoort Deep, Limited and Investec Bank (Mauritius) Limited, dated December 17, 2003.

     On December 17, 2003, we entered into an option agreement with Investec (Mauritius) granting Investec (Mauritius) the option to acquire 10.2 million ordinary shares. The strike price per share of the option is 95.5% of the trade-weighted average price of our ADSs for the 10 days prior to exercise. The option had an expiry date of March 15, 2004. The option was exercised on February 19, 2004 at a price of $3.21 per share for a total consideration of $32.3 million. Of this $19.3 million was used to close out 180,000 ounces or 57.1% of the then committed 315,000 ounces under the Eskom gold for electricity contract.

Deed of Amalgamation for the Corporate Restructuring of Orogen Minerals (Porgera) Limited, Mineral Resources Porgera Limited and Dome Resources (PNG) Limited, dated October 14, 2003.

Under this agreement, we acquired two of the wholly-owned subsidiaries of Oil Search Limited, or OSL, Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, MRP. The transaction was affected though an amalgamation of OMP and MRP with our wholly-owned subsidiary Dome Resources (PNG) Limited. As a result of the amalgamation, OMP, subsequently renamed DRD (Porgera) Limited, is the surviving entity. The final purchase price of the transaction was $77.1 million, which was comprised of $60.3 million in cash and 6,643,902 ($16.7 million) of our ordinary shares, determined based on the prevailing market value of the Company’s shares on November 22, 2003.

Porgera Joint Venture Operating Agreement between Placer (P.N.G.) Pty Limited and Highlands Gold Properties Pty. Limited and PGC (Papua New Guinea) Pty Limited, dated November 2, 1988.

This Joint Venture Operating Agreement was incorporated by reference in the Deed of Amalgamation (referred to above) and indicates the role of manager and manager’s relationship with the management committee.

Undertaking, between Oil Search Limited and DRD (Isle of Man) Limited, dated October 14, 2003.

This agreement removes the rights of all parties to the Deed of Amalgamation to claim that completion, as that term is defined in the Deed of Amalgamation, has not occurred and to invoke certain rights under the Deed of Amalgamation relating to failure on the part of OSL and Orogen Minerals Limited, the holding company of OMP and MRP, to comply with certain document delivery requirements.

Loan Assignment Agreement between Orogen Minerals Limited, DRD (Isle of Man) and Orogen Minerals (Porgera) Limited, dated October 14, 2003.

Under this agreement, Orogen Minerals Limited assigned its rights to a loan owed to it by OMP, to DRD (Isle of Man).

Agreement between Orogen Minerals Limited and DRD (Isle of Man) Limited, dated October 14, 2003.

Under this agreement, DRD (Isle of Man) Limited agreed to pay up to the maximum stamp duty incurred in connection with the transaction contemplated by the Deed of Amalgamation. The maximum amount of this duty is $3.69 million. DRD (Isle of Man) Limited also agreed to pay any stamp duty top up, as calculated in the Deed of Amalgamation. All or a portion of these amounts may be refunded to DRD (Isle of Man) Limited.

Agreement of Employment between Durban Roodepoort Deep, Limited and Mr. D.J.M. Blackmur, dated as of October 21, 2003.

The agreement states the employment terms and basis of remuneration for this director, with regards to duties for Durban Roodepoort Deep, Limited. Mr. D.J.M. Blackmur receives a gross all-inclusive fee of $24,000 per annum, for all the services to be rendered by him in terms of this agreement. The term of the contract is from October 21, 2003 to October 21, 2005.

Banking Facilities Agreement made and entered between Durban Roodepoort Deep, Limited and Standard Bank of South Africa, Limited, dated November 14, 2003.

The agreement awards to the Company certain banking facilities with Standard Bank of South Africa, Limited. The banking facilities include credit card facilities ($11,155), fleet management services ($5,100), performance guarantee facilities ($1.5 million) and derivative product facilities ($18.7 million).

Agreement of Employment between Durban Roodepoort Deep, Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.

The agreement states the employment terms and basis of remuneration for this executive director, with regards to duties for Durban Roodepoort Deep, Limited. The term of the contract is from December 1, 2003 to November 30, 2005. Mr. M.M. Wellesley-Wood receives an all-inclusive remuneration package of R1.9 million ($0.3 million), from us. He is also eligible to receive an incentive bonus of up to 40% of his annual remuneration package in respect of each of four bonus cycles of 6 months each, over the duration of his appointments, on condition that he achieves certain agreed key performance indicators. Mr. M.M. Wellesley-Wood’s agreement also provides that he will receive a total of up to 250,000 of our ordinary shares in four equal tranches at intervals of 6 months over the duration of his agreement of employment. In terms of a JSE listing requirement these allotments were subject to approval by shareholders. We have since decided, and Mr. M.M. Wellesley-Wood has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares. We are, however, seeking an alternate means of achieving the objective of the retention incentive, which is not related to the receiving of our shares.

Service Agreement between DRD (Isle of Man) Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.

The agreement states the employment terms and basis of remuneration for this executive director, with regards to duties for DRD (Isle of Man) Limited. Mr. M.M. Wellesley-Wood receives an all-inclusive remuneration package of $250,000 per annum, from DRD (Isle of Man). The term of the contract is from December 1, 2003 to November 30, 2005. He is also eligible to receive an incentive bonus of up to 40% of his annual remuneration package in respect of each of four bonus cycles of six months each, over the duration of his appointment, on condition that he achieves certain agreed key performance indicators.

Agreement of Employment between Durban Roodepoort Deep, Limited and Mr. I.L. Murray, dated as of December 1, 2003.

The agreement states the employment terms and basis of remuneration for this executive director, with regards to duties for Durban Roodepoort Deep, Limited. Mr. I.L. Murray receives an all-inclusive remuneration package of R1.5 million ($0.2 million) from us. Mr. I.L. Murray is eligible for an incentive bonus in respect of up to 50% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration his appointments, on condition that he achieves certain key performance indicators. Mr. I.L. Murray’s agreement also provides that he will receive a total of up to 198,000 of our ordinary shares in four equal tranches at intervals of 6 months over the duration of his agreement of employment. In terms of a JSE listing requirement these allotments were subject to approval by shareholders. We have since decided, and Mr. I.L. Murray has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares. We are, however, seeking an alternate means of achieving the objective of the retention incentive, which is not related to the receiving of our shares. The term of the contract is from December 1, 2003 to November 30, 2005.

Service Agreement between DRD (Isle of Man) Limited and Mr. I.L. Murray, dated as of December 1, 2003.

The agreement states the employment terms and basis of remuneration for this executive director, with regards to duties for DRD (Isle of Man) Limited. Mr. I.L. Murray receives an all-inclusive remuneration package of $200,000 per annum, from DRD (Isle of Man). The term of the contract is from December 1, 2003 to November 30, 2005. He is also eligible to receive an incentive bonus of up to 50% of his annual remuneration package in respect of each of four bonus cycles of six months each, over the duration of his appointment, on condition that he achieves certain agreed key performance indicators.

Subscription and Option Agreement made and entered between DRD (Isle of Man) Limited, Net-Gold Services Limited and G.M. Network Limited, dated January 26, 2004.

Under this agreement we subscribed for 50.25% of Net-Gold Services Limited’s shares in issue. In addition a put and call option was awarded with regards to the exchange of the shares that we acquired in Net-Gold Services Limited for 523.26 shares in G.M. Network Limited. The options expire on December 31, 2007.

Forward Bullion Transaction Agreements made and entered between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated February 4, 2004, February 6, 2004, February 11, 2004 and February 12, 2004.

These agreements constitute forward bullion sales transactions whereby a total of 90,000 ounces of gold bullion was forward purchased from Investec Bank Limited.

Loan Agreement made and entered between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated June 24, 2004.

The agreement makes available to the Company a loan facility of R100 million ($15.9 million). The facility bears interest at the three-month Johannesburg Interbank Acceptance Rate, or JIBAR, plus 300 interest basis points. Investec calls for payment by delivering a repayment notice. Upon receipt of the notice we may elect to repay the facility in cash or by the issue of our shares.

Termination Agreement made and entered between Durban Roodepoort Deep, Limited, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.

During fiscal 2004 we entered into a series of agreements with Investec to close out a significant portion of the remaining hedge position held with Eskom Holdings Limited. This agreement terminates the previous forward bullion transaction agreements in place with Investec and Eskom Holdings Limited, through affecting the Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec, dated June 24, 2004.

Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.

This agreement transfers the rights, liabilities, duties and obligations that Eskom Holdings Limited were bound to under the Eskom gold for electricity hedge contract, to Investec, thereby creating a counterparty relationship between Investec and J Aron & Company.

Memorandum of Understanding made and entered between Buffelsfontein Gold Mines Limited, Buffels Division and The National Union of Mineworkers, The United Association of South Africa, The Mine Workers Union (Solidarity) and The South African Electrical Workers Association regarding retrenchments associated with Number 9, 10 and 12 Shafts of Buffelsfontein Division, dated August 6, 2004.

This agreement states the effect of the 60-day operational review under Section 189A of the South African Labor Relations Act, on the retrenchment of employees, based on the condition that the proposals and measures that are introduced as a result of the 60-day review prove to be effective in restoring the Buffels Section, North West Operations, to profitability, and on the Buffels Section attaining a sustainable gold price to cost ratio, that is budgeted tonnage, grade, kilograms and working costs.

CCMA Settlement Agreement made and entered between Blyvooruitzicht Gold Mining Company Limited and The United Association of South Africa, South African Equity Workers’ Association, Solidarity and The National Union of Mineworkers regarding the retrenchment of up to 2,000 employees of the Blyvooruitzicht Gold Mining Company, dated September 2, 2004.

This agreement outlines the sustainability thresholds of the Blyvoor Section’s business plan and the acknowledgements of these thresholds by the participants. Furthermore, the agreement outlines the retrenchment of up to 2,000 employees to return the Blyvoor Section to initially break-even point, then to work towards operating profitably over the next six months.

Loan Agreement made and entered between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated September 15, 2004.

The agreement makes available to the Company a second loan facility of R100 million ($15.9 million). The facility bears interest at the three-month JIBAR plus 300 interest basis points. Investec calls for payment by delivering a repayment notice. Upon receipt of the notice we may elect to repay the facility in cash or by the issue of our shares.

Subscription Agreement made and entered between DRD (Isle of Man) Limited and Durban Roodepoort Deep, Limited, dated September 21, 2004.

The agreement indicates the Company’s intention to subscribe for 135 ordinary shares in DRD (Isle of Man) Limited at a subscription price of $100,000 per shares, being a total subscription price of $13.5 million.

Loan Agreement made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.

The agreement makes available to our subsidiary, DRD (Isle of Man) a third loan facility of $15.0 million with Investec Bank (Mauritius) Limited, or Investec (Mauritius). Subject to the terms of the agreement the facility may be used to finance future acquisitions or rights offers by companies in which we wish to acquire shares, or it may be used for any other purpose with prior written consent of Investec (Mauritius). The facility bears interest at the three-month London Interbank Offered Rate, or LIBOR, plus 300 basis points. Funds advanced and interest on this facility shall be repaid in cash in equal installments every three months from the date of that advance so that the amount of the advance is paid in full to Investec (Mauritius) within 36 months. The facility is secured by DRD (Isle of Man)’s shares in Emperor Mines Limited, DRD (Porgera) Limited and Tolukuma Gold Mines Limited. The loan agreement prohibits us from disposing of or further encumbering the secured assets. The facility restricts the flow of payments from DRD (Isle of Man) to the Company through requiring that all net operating cash or cash distributions received by DRD (Isle of Man) in respect of the secured assets must be used to first service our interest and principal payment obligations under the facility in accordance with the terms of the facility agreement. The agreement requires that we hold, in a debt servicing account, sufficient cash to cover our quarterly principal payments. Any funds in excess of these repayment requirements may be utilized by the Company. In addition, if DRD (Isle of Man) intends to make any payment, which is a distribution, by or on behalf of it to or for the Company, Investec (Mauritius) has the option to require DRD (Isle of Man) to pay 50% of the distribution funds as a prepayment of the facility. The facility agreement contains a number of additional customary restrictive covenants. On November 12, 2004, $7.0 million was drawn under this facility to fund our portion of the Emperor rights offering.

10D. EXCHANGE CONTROLS

     The following is a summary of the material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all the exchange control regulations. The discussion in this section is based on the current law and positions of the South African Government. Changes in the law may alter the exchange control provisions that apply to you, possibly on a retroactive basis.

Introduction

     Dealings in foreign currency, the export of capital and revenue, payments by residents to non-residents and various other exchange control matters in South Africa are regulated by the South African exchange control regulations, or the Regulations. The Regulations form part of the general monetary policy of South Africa. The Regulations are issued under section 9 of the Currency and Exchanges Act, 1933 (as amended). In terms of the Regulations, the control over South African capital and revenue reserves, as well as the accruals and spending thereof, is vested in the Treasury (Ministry of Finance), or the Treasury.

     The Treasury has delegated the administration of exchange controls to the Exchange Control Department of the South African Reserve Bank, or SARB, which is responsible for the day to day administration and functioning of exchange controls. SARB has a wide discretion. Certain banks authorized by the Treasury to co-administer certain of the exchange controls, are authorized by the Treasury to deal in foreign exchange. Such dealings in foreign exchange by authorized dealers are undertaken in accordance with the provisions and requirements of the exchange control rulings, or Rulings, and contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval, in terms of the Rulings, to deal in South African assets, to invest and disinvest in South Africa.

     The Regulations provide for restrictions on exporting capital from the Common Monetary Area consisting of South Africa, Namibia, and the Kingdoms of Lesotho and Swaziland. Transactions between residents of the Common Monetary Area, are not subject to these exchange control regulations.

     There are many inherent disadvantages to exchange controls including distortion of the price mechanism, problems encountered in the application of monetary policy, detrimental effects on inward foreign investment and administrative costs associated therewith. The South African Finance Minister has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. Since 1998, there has been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.

     The present exchange control system in South Africa is used principally to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval and, without the approval of SARB, are generally not permitted to export capital from South Africa or hold foreign currency. In addition, South African companies are required to obtain the approval of SARB prior to raising foreign funding on the strength of their South African balance sheets, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African Company’s capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a corporation is designated an “affected person” by SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an “affected person” by SARB.

     Foreign investment and outward loans by South African companies are also restricted. In addition, without the approval of SARB, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations as well as progress reports to SARB on an annual basis. As a result, a South African Company’s ability to raise and deploy capital outside the Common Monetary Area is restricted.

     Although exchange controls have been gradually relaxed since 1998, unlimited outward transfers of capital are not permitted at this stage. Some of the more salient changes to the South African exchange control provisions over the past few years have been as follows:

•	corporations wishing to invest in countries outside the Common Monetary Area, in addition to what is set out below, apply for permission to enter into corporate asset/share swap and share placement transactions to acquire foreign investments. The latter mechanism entails the placement of the locally quoted corporation’s shares with long-term overseas holders who, in payment for the shares, provide the foreign currency abroad which the corporation then uses to acquire the target investment;

•	corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R1.0 billion ($159.4 million) to finance approved investments abroad and up to R2.0 billion ($318.7 million) to finance approved new investments in African countries. However, the approval of SARB is required in advance. On application to SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;

•	as a general rule, SARB requires that more than 50% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met, SARB may instruct that the equity be disposed of. In our experience (with the acquisition of Emperor Mines) SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and

•	remittance of directors’ fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

     Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa as a settling-in allowance. The balance of the emigrant’s funds will be blocked and held under the control of an authorized dealer. These blocked funds may only be invested in:

•	blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;

•	securities quoted on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of SARB. Authorized dealers must at all times be able to demonstrate that listed or quoted securities or financial instruments which are dematerialized or immobilized in a central securities depository are being held subject to the control of the authorized dealer concerned; or

•	mutual funds.

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

Sale of Shares

     Under present exchange control regulations in South Africa, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words “non-resident,” unless dematerialized.

Dividends

     Dividends declared in respect of shares held by a non-resident in a Company whose shares are listed on the JSE are freely remittable.

     Any cash dividends paid by us are expected to be paid in Rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement entered on August 12, 1996, and as amended and restated, between the Company and The Bank of New York, as the depository. Subject to exceptions provided in the deposit agreement, cash dividends paid in Rand will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specifies fees and other expenses.

Voting rights

     There are no limitations imposed by South African law or by our Articles on the right of non-South African shareholders to hold or vote our ordinary shares.

10E. TAXATION

Material Income Tax Consequences

     This is a discussion of the material income tax considerations under South African and United States tax law. No representation with respect to the consequences to any particular purchaser of our securities is made hereby. Prospective purchasers are urged to consult their own tax advisers with respect to their particular circumstances and the effect of US national, state or local tax laws to which they may be subject.

South Africa

     South Africa imposes tax on worldwide income of South African residents. Generally, South African non-residents do not pay tax in South Africa except in the following circumstances:

Income Tax

     Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of section 10(1)(hA) of the South African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption does not apply if:

•	the non-resident has been a resident of South Africa at any time and carried on a business in South Africa;

•	the non-resident was a resident of the Common Monetary Area, in other words, Lesotho, Namibia and Swaziland, and in such an event the non-resident shall be deemed to be a resident of South Africa;

•	the interest is effectively connected with a business carried on by the non-resident in South Africa; and/or

•	the recipient of the interest is a natural person, unless he was absent from South Africa for at least 183 days in aggregate during the year of assessment in which the interest was received or accrued.

     No withholding tax is deductible in respect of interest payments made to non-resident investors.

     No income tax is payable on dividends paid to residents or non-residents, in terms of Section 10(1)(k) of the Income Tax Act except in respect of foreign dividends received by or accrued to residents of South Africa. Accordingly, there is no withholding tax on dividends received by or accrued to non-resident shareholders of companies listed in South Africa and non-residents will receive the same dividend as South African resident shareholders. Prior to payment of the dividend, the Company pays secondary tax on companies at a rate of 12.5% of the excess of dividends declared over dividends received in a dividend cycle but the full amount of the dividend declared is paid to shareholders.

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

Taxation of dividends

     South Africa imposes a corporate tax known as Secondary Tax on Companies, or STC, on the distribution of earnings in the form of dividends, and, at present, the STC tax rate is equal to 12.5%.

     In 1993, all existing gold mining companies, in South Africa, had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2004, 2003 and 2002, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 46% and 38%, respectively. During those same years the tax rates for companies that did not elect the STC exemption were 37% and 30%, respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of 46% for mining income and 38% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 37% tax on mining income and 30% for non-mining income. However, with the exception of Blyvoor, all of the Company’s subsidiaries elected the STC exemption. Any dividends paid by Blyvoor, being a wholly-owned subsidiary of the Company, would be exempt from STC. Any dividends paid by the Company, to the extent that they are paid out of income from Blyvoor, will be subject to STC.

     South Africa does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares. Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a US holder holds directly at least 10 percent of our voting stock and 15 percent of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

United States

Certain United States Federal Income Tax Consequences

     The following is a discussion of certain United States, or US, federal income tax consequences to US holders (as defined below) of the purchase, ownership and disposition of ordinary shares or ADSs. It deals only with US holders who hold ordinary shares or ADSs as capital assets for US federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

     This discussion does not address all aspects of US federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of US holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, financial institutions, life insurance companies, banks, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a “hedge,” “conversion transaction,” “synthetic security,” “straddle,” “constructive sale” or other integrated investment, persons whose functional currency in not the US dollar, or persons that actually or constructively own ten percent or more of our voting stock). This discussion addresses only US federal income tax consequences and does not address the effect of any state, local, or foreign tax laws that may apply, or the alternative minimum tax.

     A “US holder” is a holder of ordinary shares or ADSs that is, for US federal income tax purposes,

•	a citizen or resident of the US;

•	a corporation that is organized under the laws of the US or any political subdivision thereof;

•	an estate, the income of which is subject to US federal income tax without regard to its source; or

•	a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a US person.

     If a partnership holds any ordinary shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding any notes, ordinary shares or ADSs are urged to consult their tax advisors.

     Because individual circumstances may differ, US holders of ordinary shares or ADSs are urged to consult their own tax advisors concerning the US federal income tax consequences applicable to their particular situations as well as any consequences to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

Ownership of Ordinary Shares or ADSs

     For purposes of the Code, US holders of ADSs will be treated for US federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to US federal income tax.

     For US federal income tax purposes, distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For US federal income tax purposes, the amount of any distribution received by a US holder will equal the Dollar value of the sum of the South African Rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the “spot rate” on the date the dividend distribution is includable in such US holder’s income, regardless of whether the payment is in fact converted into Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date such holder converts the payment into Dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder’s basis in the ordinary shares or ADSs. To the extent that these distributions exceed the US holder’s tax basis in the ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading “Passive Foreign Investment Company.” We do not intend to calculate our earnings or profits for US federal income tax purposes.

     Under the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, the maximum US federal income tax rate on dividends paid to individuals through 2008 is reduced to 15%. This reduced rate generally would apply to dividends paid by us if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the US or (ii) our ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the US. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading “Passive Foreign Investment Company.” US holders are urged to consult their own tax advisors regarding the US federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADSs.

     For purposes of this discussion, the “spot rate” generally means a rate that reflects a fair market rate of exchange available to the public for currency under a “spot contract” in a free market and involving representative amounts. A “spot contract” is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the US Internal Revenue Service has the authority to determine the spot rate.

     Dividend income derived with respect to the ordinary shares or ADSs will constitute “portfolio income” for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and as “investment income” for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code. Dividend income will be treated as foreign source income for foreign tax credit and other purposes. In computing the separate foreign tax credit limitations, dividend income should generally constitute “passive income,” or in the case of certain US holders, “financial services income.”

     As discussed under “Taxation — South Africa” above, South Africa currently does not impose any withholding tax on distributions with respect to the ordinary shares or ADSs. Should South Africa decide in the future to impose a withholding tax on such distributions, the tax treaty between the United States and South Africa would limit the rate of this tax to 5 percent of the gross amount of the distributions if a US holder holds directly at least 10 percent of our voting stock and to 15 percent of the gross amount of the distributions in all other cases. In addition, if South Africa decided in the future to impose a withholding tax on distributions with respect to the ordinary shares or ADSs, a determination would need to be made at such time as to whether any South African income taxes withheld would be treated as foreign income taxes eligible for credit against such US holder’s US federal income tax liability, subject to limitations and conditions generally applicable under the Code. Any such taxes may be eligible at the election of such US holder, for deduction in computing such US holder’s taxable income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The calculation of foreign tax credits and, in the case of a US holder that elects to deduct foreign taxes, the availability of deductions is complex and involves the application of rules that depend on a US holder’s particular circumstances. US holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of South African income taxes, if any, withheld.

Disposition of Ordinary Shares or ADSs

     Upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a US holder will recognize gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the sale or exchange and such holder’s adjusted tax basis in the ordinary shares or ADSs. Subject to the application of the “passive foreign investment company” rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a US holder on the taxable disposition of ordinary shares or ADSs generally will be treated as US-source gain or loss for US foreign tax credit purposes.

     In the case of a cash basis US holder who receives Rand in connection with the taxable disposition of ordinary shares or ADSs, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A US holder who receives payment in Rand and converts Rand into US Dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

     An accrual basis US holder may elect the same treatment required of cash basis taxpayers with respect to a taxable disposition of ordinary shares or ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis holder does not elect to be treated as a cash basis taxpayer, such US holder may have a foreign currency gain or loss for US federal income tax purposes because of the differences between the US dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such US holder on the disposition of such ordinary shares or ADSs.

Passive Foreign Investment Company

     A special and adverse set of US federal income tax rules apply to a US holder that holds stock in a passive foreign investment company, or PFIC. We would be a PFIC for US federal income tax purposes if for any taxable year either (i) 75% or more of our gross income, including our pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, were passive income or (ii) 50% or more of our average total assets (by value), including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, were assets that produced or were held for the production of passive income. If we were a PFIC, US holders of the ordinary shares or ADSs would be subject to special rules with respect to (i) any gain recognized upon the disposition of the ordinary shares or ADSs and (ii) any receipt of an excess distribution (generally, any distributions to a US holder during a single taxable year that is greater than 125% of the average amount of distributions received by such US holder during the three preceding taxable years in respect of the ordinary shares or ADSs or, if shorter, such US holder’s holding period for the ordinary shares or ADSs). Under these rules:

•	the gain or excess distribution will be allocated ratably over a US holder’s holding period for the ordinary shares or ADSs, as applicable;

•	the amount allocated to the taxable year in which a US holder realizes the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

     Although we generally will be treated as a PFIC as to any US holder if we are a PFIC for any year during a US holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the US holder may avoid PFIC classification for subsequent years if such holder elects to recognize gain based on the unrealized appreciation in the ordinary shares or ADSs through the close of the tax year in which we cease to be a PFIC. Additionally, if we are a PFIC, a US holder who acquires ordinary shares or ADSs from a decedent would be denied the normally available step-up in tax basis for such notes, ordinary shares or ADSs to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent’s tax basis.

     A US holder who beneficially owns stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the Internal Revenue Service for each tax year such holder holds stock in a PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock.

     A US holder of the ordinary shares or ADSs that are treated as “marketable stock” under the PFIC rules may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the US holder would include in ordinary income or loss for each taxable year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares or ADSs and the US holder’s adjusted tax basis in such ordinary shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US holder under the election for prior taxable years. If a mark-to-market election with respect to ordinary shares or ADSs is in effect on the date of a US holder’s death, the tax basis of the ordinary shares or ADSs in the hands of a US holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares or ADSs. US holders desiring to make the mark-to-market election are urged to consult their tax advisors with respect to the application and effect of making the election for the ordinary shares or ADSs.

     In the case of a US holder who holds ordinary shares or ADSs and who does not make a mark-to-market election, the special tax and interest charge described above will not apply if such holder makes an election to treat us as a “qualified electing fund” in the first taxable year in which such holder owns the ordinary shares or ADSs and if we comply with certain reporting requirements. However, we do not intend to supply US holders with the information needed to report income and gain pursuant to a “qualified electing fund” election in the event that we are classified as a PFIC.

     We believe that we were not a PFIC for our 2004 fiscal year ended June 30, 2004. However, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

Rules relating to a PFIC are very complex. US holders are urged to consult their own tax advisors regarding the application of PFIC rules to their investments in our ordinary shares or ADSs.

Information Reporting and Backup Withholding

     Payments made in the United States or through certain US-related financial intermediaries of dividends or the proceeds of the sale or other disposition of our ordinary shares or ADSs may be subject to information reporting and US federal backup withholding if the recipient of such payment is not an “exempt recipient” and fails to supply certain identifying information, such as an accurate taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. The backup withholding tax rate is currently 28%. For payments made after 2010, the backup withholding rate will be increased to 31%. Payments made with respect to our ordinary shares or ADSs to a US holder must be reported to the Internal Revenue Service, unless the US holder is an exempt recipient or establishes an exemption. Any amount withheld from a payment to a US holder under the backup withholding rules is refundable or allowable as a credit against the holder’s US federal income tax, provided that the required information is furnished to the Internal Revenue Service.

US Gift and Estate Tax

     An individual US holder of ordinary shares or ADSs will be subject to US gift and estate taxes with respect to ordinary shares or ADSs in the same manner and to the same extent as with respect to other types of personal property.

10F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

10G. STATEMENT BY EXPERTS

     Not applicable.

10H. DOCUMENTS ON DISPLAY

     You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at Durban Roodepoort Deep, Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Group Company Secretary. Tel No. 27-11-381-7800. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

     A copy of each document concerning us that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at Durban Roodepoort Deep, Limited, 45 Empire Road, Parktown, Johannesburg, South Africa 2193.

10I. SUBSIDIARIES

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

General

     In the normal course of our operations, we are exposed to market risk, including commodity price, foreign currency, interest, liquidity and credit risks. We enter into transactions which make use of derivative instruments to economically hedge certain exposures. These instruments include interest rate swaps and gold lease rate swaps. The decision to use these types of transactions is based on our hedging policy. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are marked-to-market through the statements of operations in accordance with our accounting policies. We do not hold or issue derivative financial instruments for speculative purposes, nor do we hedge forward gold sales.

Commodity price risk

     The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares or ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the gold price is impossible for us to predict. The price of gold may not remain at a level allowing us to economically exploit our reserves. It is not our policy to hedge this commodity price risk.

     Until May 2002, we used forward contracts, options and swaps to reduce our risk exposure to volatility in the gold price. The total gold production committed under our hedging program as of July 1, 2001, was 802,625 ounces over a three-year period. Consequently, our shareholders were exposed to opportunity loss as a result of an increase in the price of gold.

     During fiscal 2002, our management reached the conclusion that our hedge book structure would make it difficult for us to accomplish our strategy of providing our investors with exposure to increases in the price of gold, as gains would be offset against potential losses on the forward contracts. As a result, our policy is not to hedge forward gold sales however we do hedge specified projects, acquisitions and capital expenditure and we consistently take advantage of opportunities in the market to close out the remainder of the Eskom “gold for electricity” contract.

     As a result of this decision in May 2002, we entered into equal and opposite positions of all outstanding derivatives (excluding the Eskom gold for electricity contract) to effectively close these positions out and eliminate any existing commitment to sell our gold production. The loss that we realized on the existing positions was $72.8 million. The various counterparties, J.P. Morgan Chase Bank, J. Aron & Company and UBS AG, each agreed to accept a portion of the amounts due to them under the restructuring immediately in cash, which amounted to approximately $38.1 million, with the remainder, which amounted to approximately $34.7 million, to be paid over an 18 month period. These balances have therefore been treated as long-term loans. Of this amount, $6.6 million due to J.P. Morgan Chase Bank was secured by a general notarial covering bond and surety mortgage over the metallurgical plants of the Blyvoor, West Wits and Buffels Sections and was due to be repaid by June 2003. We repaid the full amount to J.P. Morgan Chase Bank on March 26, 2003 and obtained a release of these assets. During July 2003, J. Aron & Company was paid in full and during August 2003 UBS AG was paid in full.

Eskom gold for electricity contract

     In October 2000, we entered into a contract to buy electricity from Eskom, the parastatal authority in South Africa responsible for the supply of electricity. Under the terms of our agreement, we pay Eskom standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. This contract expires in September 2005. In addition, every 12 month-period starting in October we adjust the amounts paid in that period in accordance with an established formula based on the gold price.

     The gold price adjustment is based on the notional amount of 15,000 ounces per month of gold multiplied by the difference between the contracted gold price, which is the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM close for each business day in the calculation period.

     We have concluded that (1) the contract in its entirety does not meet the definition of a derivative instrument and therefore it does not have to be carried on our balance sheet at fair value; (2) the embedded gold for electricity forward contract possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract; and (3) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. Accordingly, the embedded derivative was separated from the host contract and carried at fair value.

     As discussed in note 16 to our financial statements, the fair value of the gold for electricity contract was a liability of $3.1 million as at June 30, 2004 (a liability of $30.9 million as at June 30, 2003). The fair value reflects the difference between the price that was agreed on the date of the transaction and the forward price on June 30, 2004. Therefore, the $3.1 million reflects the loss as at June 30, 2004 when the gold price was R2,451 per ounce against an average contract price of R2,256 per ounce. If the spot Rand gold price is trading above the strike of the gold for electricity contract, the instrument has a negative value and will result in us paying Eskom. Similarly if the spot Rand gold price is trading below the strike of the gold for electricity contract, Eskom would settle with us.

     During fiscal 2004, due to the lower Rand gold price, we closed out 265,000 ounces of the Eskom gold for electricity contract in line with our policy of not hedging gold production, at a cost of $25.1 million. To fund the closing out of the first 180,000 ounces at a cost of $19.3 million, we entered into an option agreement with Investec (Mauritius), on December 17, 2003, to acquire 10.2 million ordinary shares. The strike price per share of the option is 95.5% of the trade-weighted average price of our ADSs for the 10 days prior to exercise. The option had an expiry date of March 15, 2004. The option was exercised on February 19, 2004, at a price of $3.21 per share for a total consideration of $32.3 million. To fund the closing out of the following 85,000 ounces of the Eskom hedge, we entered into a R100.0 million ($15.9 million) short-term loan facility with Investec Bank Limited, a South African bank, on June 24, 2004. This loan has been settled.

	For the year ending
	June 30,
	2005	2006
Eskom gold for electricity contract (by maturity)
Ounces (notional)	5,000	45,000
Average price (R/ounce)	2,256	2,256

     The above table reflects the number of ounces committed and the average contract price over the remaining period of the contract. A 10% increase or decrease in the average Rand gold price would change the loss/(profit) on derivative instruments by $1.7 million.

Put options bought

     Put options bought refer to the right, but not the obligation to sell a predetermined amount of gold at a predetermined price on a predetermined date. During fiscal 2003, the remaining put options were closed out. This resulted in a cash inflow of $7.1 million. Included in profit/(loss) on derivative instruments is $nil for fiscal 2004 and fiscal 2002, and a profit of $9.5 million for fiscal 2003, relating to these instruments.

Other positions

     The Company had entered into a gold rate lease swap and call position transactions which had been accounted for on a mark-to-market basis in prior fiscal years, and which matured or were closed out in the fiscal 2004.

     During fiscal 2004, a gold lease rate swap for 109,875 ounces, at a rate of 0.20%, matured.

     A gold lease rate swap is a contract whereby the Company and a counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed lease rate based on that amount of gold and the other party pays a floating lease rate based on the same amount of gold. The Company had exposure to increases in the three-month lease rate up to June 2004. The volume the swap was based on decreases every quarter until it reached zero (by June 2004). Every quarter the Company received a fixed cash flow equal to 0.2% per annum of the volume and $280/oz, and paid the three-month floating lease rate converted at the then market spot rate.

     During fiscal 2003, the Company bought call options as a risk management tool to protect the maximum exposure on the gold for electricity contract. Options covering a total of 272,110 ounces were purchased for $14.9 million. These contracts were to expire by September 2005. During fiscal 2004, the Company took advantage of the lower Rand gold price and closed out 265,000 ounces of the Eskom gold for electricity contract in line with its policy of not hedging gold production. Accordingly the exposure for which the call options were bought as a risk management tool had been significantly reduced and the call options were closed out during fiscal 2004, recording a gain of $0.1 million. The fair value of the call positions bought was an asset of $6.6 million as at June 30, 2003.

     Included in profit/(loss) on derivative instruments is a loss of $3.2 million for fiscal 2004, a profit of $40.9 million for fiscal 2003 and a loss of $91.0 million for fiscal 2002, respectively, relating to these instruments.

Concentration of credit risk

     Our financial instruments do not represent a concentration of credit risk, because we deal with a variety of major banks and financial institutions located in South Africa and Australia, after evaluating the credit ratings of the representative financial institutions. Furthermore, our accounts receivable and loans are regularly monitored and assessed for recoverability. Where it is appropriate to raise a provision, an adequate level of provision is maintained.

     In addition, our South African operations all deliver their gold to Rand Refinery Limited, or RRL, which refines the gold to saleable purity levels and then sells the gold, on our behalf, on the bullion market. The gold is sold by RRL on the same day as it is delivered and settlement is made within two days. Once the gold has been assayed by RRL, the risks and rewards of ownership have passed.

     The Tolukuma Section delivers their gold to one customer, N.M. Rothschild and receives proceeds within two days. The concentration of credit risk in Australia is mitigated by the reputable nature of the customer and the settlement of the proceeds within a week.

     Porgera delivers their gold to AGR Matthey (Australia) who refines the gold and then delivers it to the Bank of Western Australia Limited, or BankWest, at a price negotiated by us. The concentration of credit risk in Australia is mitigated by the reputable nature of the customer and the settlement of the proceeds within two days.

Foreign currency risk

     Our functional currency for the South African operations is the South African Rand and for the Tolukuma Section and Porgera it is the Papua New Guinea Kina. Although gold is sold in Dollars, we are obliged to convert this into Rands for our South African operations under the South African Reserve Bank regulations. We are thus exposed to fluctuations in the Dollar/Rand exchange rate. We conduct our operations in South Africa and Papua New Guinea predominantly in Rand and Kina respectively. Currently, foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in Dollars while production costs are incurred primarily in Rands and Papua New Guinean Kina. Our results are positively affected when the Dollar strengthens against these foreign currencies and adversely affected when the Dollar weakens against these foreign currencies. Our cash and cash equivalent balances are held in Dollars, Rands and Papua New Guinean Kina; holdings denominated in other currencies are relatively insignificant. Certain of our financial liabilities are denominated in a currency other than the Rand. We are thus exposed to fluctuations in the Rand exchange rate with the relevant currency.

     Based on our fiscal 2004 financial results, a hypothetical 10% increase/decrease in Rand/Dollar exchange rate would have approximately a $22.3 million increase/decrease impact on revenues and a $15.6 million increase/decrease impact on net profit after tax.

     Based on our fiscal 2004 financial results, a hypothetical 10% increase/decrease in Australian Dollar/Dollar exchange rate would have approximately a $9.4 million increase/decrease impact on revenues and a $6.6 million increase/decrease impact on net profit after tax.

     We have not entered into any foreign exchange hedging contracts to attempt to mitigate our foreign currency risk.

Interest rate and liquidity risk

     Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risks.

Interest rate swap agreement

     An interest rate swap agreement was entered into to minimize the exposure to changes in interest rates with regard to the coupon payable on our $66,000,000 of 6% Senior Convertible Notes due 2006 (refer to note 18 of the financial statements). The fixed coupon rate (in Dollars) was swapped for a floating South African interest rate, calculated at the JIBAR plus 200 basis points per annum. An amount of 60% of the coupon rate is subject to this swap agreement, based on the requirements of the South African Reserve Bank, as this represents the amount of the funds raised utilized in South Africa. The maturity date of this agreement is November 2006. A 0.5% increase or decrease in the assumed weighted average interest rate would change loss/(profit) on derivative instruments by $8,400.

     As discussed in note 16 to our financial statements, the fair value of the interest rate swap agreement was a liability of $2.0 million as at June 30, 2004 (a liability of $1.8 million as at June 30, 2003).

Liquidity

     In the ordinary course of business, we receive cash from our operations and are required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. Funding deficits for our mining operations have been financed through the issue of additional shares, by utilizing undrawn committed borrowing facilities and obtaining new facilities at competitive rates to fund our working capital requirements. Lower interest rates result in lower returns on investments and deposits and also may have the effect of making it less expensive to borrow funds at then current rates. Conversely, higher interest rates result in higher interest payments on loans and overdrafts. As at June 30, 2004, undrawn committed borrowing facilities amounted to $14.7 million and at October 31, 2004, these amounted to $8.4 million.

Long-term debt

     Set out below is an analysis of our debt (in $’000’s) as at June 30, 2004, analyzed between fixed and variable interest rates and classified by currency.

	Dollar	Rand
	denominated	denominated
	loans	loans	Total
	$’000	$’000	$’000
Interest rate
Variable rate	n/a	8,046	8,046
Weighted average interest rate	n/a	10.7%	n/a
Fixed rate	61,134	—	61,134
Weighted average interest rate	6.0%	n/a	n/a

Total	61,134	8,046	69,180

Repayment period
2005	3,910	5,405	9,315
2006	3,910	2,641	6,551
2007	53,314	—	53,314

Total	61,134	8,046	69,180

Labor risk

     Approximately 70% of the labor force at our South African Operations are members of labor unions. The majority of the union members are blue-collar employees. The unions negotiate two year wage agreements which are binding on employees in the respective bargaining units, the largest of which consists of occupational groupings of mainly blue collar workers in the organization. These agreements are valid from July 1 in the first year to June 30 of the second year. The levels of unionization for operations outside South Africa varies. It is mostly contained amongst blue collar workers and membership is below 50%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART III

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     Our Chief Executive Officer and Chief Financial Officer and our Executive Chairman have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC) as of June 30, 2004. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer and Executive Chairman concluded that, as of June 30, 2004, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the US Securities Exchange Act of 1934 as a result of material weaknesses in our internal control over financial reporting described below.

     In the process of conducting our audit for fiscal 2004, we identified certain accounting errors in our reported US GAAP quarterly results for fiscal 2004. As a result, we have restated amounts in those quarterly financial statements, as described in Item 5A.: “Operating and Financial Review and Prospects – Restatement of US GAAP Quarterly Results.” These restatements did not result in any restatement or revision to our financial results for fiscal 2004 as a whole, which were originally announced on August 10, 2004.

     As previously disclosed, effective on October 14, 2003, we acquired a 20% interest in the Porgera Joint Venture. The Porgera Joint Venture has not historically prepared its accounts in accordance with US GAAP. The preparation of separate historical financial statements and pro forma financial statements for the Company and Orogen Minerals (Porgera) Limited and Mineral Resources Porgera Limited in connection with our acquisition of a 20% interest in the Porgera Joint Venture, which we filed on Form 6-K with the SEC on October 1, 2004, took us longer than expected. In addition, due to the restatement of our quarterly results for fiscal 2004, we have restated the unaudited pro forma financial statements of the Company and Orogen Minerals (Porgera) Limited and Mineral Resources Porgera Limited for the six months ended December 31, 2003, in a Form 6-K filed with the SEC concurrently with this Annual Report. The necessary financial reporting systems have now been implemented to report the results of our 20% interest in the Porgera Joint Venture on an ongoing basis, and as reported in this Annual Report.

     In connection with the above matters, we identified material weaknesses in our internal control over financial reporting that we reported to our Audit Committee and to our auditors. These material weaknesses comprised:

(a)	a lack of sufficient knowledge and experience among our internal accounting personnel regarding the application of US GAAP and SEC requirements;

(b)	insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and

(c)	insufficient emphasis by management on evaluating our compliance with US GAAP requirements.

     As part of the communications by KPMG with our Audit Committee with respect to KPMG’s audit procedures for fiscal 2004, KPMG informed the Audit Committee that these deficiencies constituted material weaknesses, as defined by Auditing Standard No. 2, “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements,” established by the Public Company Accounting Oversight Board, or PCAOB.

     In order to address these material weaknesses our senior management, under the supervision of our Audit Committee, is in the process of conducting a thorough review of our US GAAP financial reporting processes and will prepare and implement a US GAAP action plan. This plan will be designed to generally improve our US GAAP reporting processes and to strengthen our control processes and procedures in order to prevent a recurrence of the circumstances that resulted in the need to restate our quarterly financial statements. Our senior management intends to complete its review and implement a US GAAP action plan as soon as practicable. The US GAAP action plan will incorporate, among other matters, the following initiatives:

1.	arrange for our senior management and certain accounting and finance-related personnel to attend training sessions on US GAAP and financial reporting responsibilities and SEC disclosure requirements;

2.	modify the mandate of our internal audit function to place greater emphasis on the adequacy of, and compliance with, procedures relating to internal controls over US GAAP financial reporting and engage an internationally recognized accounting firm to assist our accounting department and internal audit function in the preparation of our US GAAP consolidated financial statements;

3.	seek to recruit an accounting staff member with US GAAP expertise, which has been implemented; and

4.	engage an internationally recognized accounting firm to provide us with technical advice on US GAAP matters and SEC disclosure requirements on an ongoing basis, which has been implemented.

     We have experienced difficulties in finding internal personnel and external advisors in South Africa with sufficient US GAAP experience. Concurrent quarterly reporting in both South African GAAP as the primary basis for reporting for South African purposes and US GAAP as the primary basis for our Exchange Act filings imposes a significant time and expense burden on a business of our size. Going forward, we believe it is a more prudent use of our staff resources and funds to cease quarterly financial reporting and instead report financial information semi-annually under both South African Generally Accepted Accounting Principles, or SA GAAP, (or International Financial Reporting Standards, or IFRS) and US GAAP, with our first semi-annual financial statements to be released for the half-year ended December 31, 2004. Quarterly releases, which commenced for the quarter ended September 30, 2004, will be limited to production data and capital expenditure only.

     As of June 30, 2004, with regards to the scope of our assessment, we did not have the right or authority to assess, modify or dictate the internal controls of Porgera, nor have we reviewed its internal control. We also lacked the ability, in practice, to make the assessment, as we did not have control of this entity. Accordingly, our conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting do not extend to the disclosure controls and procedures and internal controls over financial reporting of Porgera. However, we do have adequate internal controls in place to ensure that the financial information for Porgera is appropriately included in our financial statements. We have disclosed key subtotals in note 12 of Item 18.: “Financial Statements.”

Changes in Internal Control over Financial Reporting

     During the year ended June 30, 2004, there have not been any significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. CORPORATE GOVERNANCE

16A. AUDIT COMMITTEE FINANCIAL EXPERT

     There is at least one member of our audit committee that possesses the relevant attributes sufficient to have an understanding of South African Generally Accepted Accounting Practice, or SA GAAP, and financial statements and the ability to assess the general application of SA GAAP. However, we do not have an audit committee financial expert (as defined in Item 16A of the Form 20-F) as no member of the Audit Committee currently has the required US GAAP experience.

     The board is satisfied that the skills, experience and attributes of the members of the audit committee are sufficient to enable those members to discharge the responsibilities of the audit committee.

16B. CODE OF ETHICS AND CONDUCT

     We have adopted a Code of Ethics and Conduct that applies to all senior executives including our Executive Chairman, the Chief Executive Officer, Chief Financial Officer and the Divisional Director: Group Finance, Group Financial Manager and Financial Manager at each mining operation. The Code of Ethics and Conduct can be accessed on the Company’s website at www.drdgold.com.

16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG Inc has served as our independent public accountants for the fiscal years ending June 30, 2004 and 2003, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.

     The following table presents the aggregate fees for professional services and other services rendered by KPMG to us in fiscal 2004 and 2003:

Auditors’ remuneration

	Year ended June 30,
	2004	2003
	$’000	$’000
Audit fees	720	294
Audit-related fees	—	—
Tax fees	250	277
All other fees	—	—

	970	571

     Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

     Fees for tax services include fees billed for tax compliance, tax advice and tax planning services.

     The Audit Committee appoints, re-appoints and removes the external auditors as well as determines the remuneration and terms of engagement of the external auditors. The committee pre-approves, and has pre-approved, all non-audit services provided by the external auditors. The Audit Committee considered all of the fees mentioned above and determined that such fees are compatible with maintaining KPMG Inc’s independence.

16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER

     Not applicable.

PART IV

ITEM 17. FINANCIAL STATEMENT

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements and related auditors’ reports are filed as part of this Annual Report.

Page
Report of the independent registered public accounting firm	F-1
Report of Deloitte & Touche	F-2
Consolidated statements of operations for the years ended June 30, 2004, 2003 and 2002	F-3
Consolidated balance sheets at June 30, 2004 and 2003	F-4
Consolidated statement of stockholders’ equity for the years ended June 30, 2004, 2003 and 2002	F-5 to F-6
Consolidated statements of cash flows for the years ended June 30, 2004, 2003 and 2002	F-7
Notes to the consolidated financial statements	F-8 to F-59

     Separate consolidated financial statements and notes, thereto for Crown Gold Recoveries (Pty) Limited and its subsidiaries for its fiscal years ended June 30, 2004 and 2003, are being filed pursuant to Rule 3-09 of Regulation S-X. Reference is made to Exhibit 15.1 to our Annual Report on Form 20-F.

DURBAN ROODEPOORT DEEP, LIMITED
Report of the Independent Registered Public Accounting Firm to the Board of Directors
and Stockholders of Durban Roodepoort Deep, Limited

We have audited the accompanying consolidated balance sheets of Durban Roodepoort Deep, Limited and its subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Durban Roodepoort Deep, Limited and its subsidiaries at June 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, Durban Roodepoort Deep, Limited and its subsidiaries changed its method of accounting for asset retirement obligations effective July 1, 2002.

KPMG Inc
Registered Accountants and Auditors
Chartered Accountants (SA)

/s/ Johan Holtzhausen	/s/ Carel Smit

Johan Holtzhausen	Carel Smit
Director	Director

Johannesburg, Republic of South Africa
November 29, 2004

DURBAN ROODEPOORT DEEP, LIMITED
Report of the Independent Registered Public Accounting Firm to the Board of Directors
and Stockholders of Durban Roodepoort Deep, Limited

We have audited the accompanying consolidated statement of operations of Durban Roodepoort Deep, Limited, and the related consolidated statements of stockholders’ equity and cash flow for the year ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit (which includes the conversion to generally accepted accounting principles in the United States) provides a reasonable basis for our opinion.

In our opinion, based on our audit the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations of Durban Roodepoort Deep, Limited and its consolidated cash flow for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg, Republic of South Africa
September 29, 2003

Durban Roodepoort Deep, Limited
Consolidated Statements of Operations for the years ended June 30

			2004	2003	2002
	Notes		$’000	$’000	$’000
REVENUES
Product sales			313,290	261,342	303,858
COSTS AND EXPENSES			284,352	238,024	217,571

Production costs			277,491	235,359	218,056
Movement in gold in process			(1,000)	1,251	289
Movement in rehabilitation provision, reclamation and closure costs	17		3,455	1,414	(774)

GROSS PROFIT			33,344	23,318	86,287
OTHER OPERATING EXPENSES
Depreciation and amortization	10		30,135	10,602	13,933
Employment termination costs	5		7,963	1,501	388
Impairment of assets	6		4,266	—	2,167
Management and consulting fees			2,448	1,650	1,888
Post retirement medical benefits			—	—	1,786
Loss/(profit) on derivative instruments			1,166	(43,821)	147,153
Loss/(profit) on sale of mining assets			55	(1,729)	606
Profit on disposal of subsidiary	3		—	(5,302)	—
Write off of investments and loans			—	—	86
SELLING, ADMINISTRATION AND GENERAL CHARGES
(including stock based compensation costs of $2,310,000 (2003:
$4,313,000 and 2002: $2,503,000))			24,944	10,828	13,254

NET OPERATING (LOSS)/INCOME			(37,633)	49,589	(94,974)
NON-OPERATING INCOME/(LOSS)
Interest and dividends			2,124	8,703	2,219
Unrealized foreign exchange gains	18		10,672	11,229	567
Profit on sale of other assets and listed investments			63	152	—
FINANCE COSTS
Interest expense			(7,912)	(6,909)	(2,385)

(LOSS)/PROFIT BEFORE TAX AND OTHER ITEMS			(32,686)	62,764	(94,573)
Income and mining tax (expense)/benefit	7		(14,230)	(41,765)	42,864
Equity in loss from associates	13		(8,827)	(9,452)	—

(LOSS)/PROFIT AFTER TAX			(55,743)	11,547	(51,709)
Minority interest			7	—	—

NET (LOSS)/PROFIT BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE			(55,750)	11,547	(51,709)
Cumulative effect of accounting change (net of income tax of $Nil in 2003)		2	—	(173)	—

NET (LOSS)/PROFIT APPLICABLE TO COMMON STOCKHOLDERS			(55,750)	11,374	(51,709)

BASIC (LOSS)/PROFIT PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	20		(26)	6	(32)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY (CENTS)	20		—	—	—

BASIC (LOSS)/PROFIT PER SHARE (CENTS)	20		(26)	6	(32)

DILUTED (LOSS)/PROFIT PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	20		(26)	4	(32)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY (CENTS)	20		—	—	—

DILUTED (LOSS)/PROFIT PER SHARE (CENTS)	20		(26)	4	(32)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited
Consolidated Balance Sheets at June 30

		2004	2003
	Notes	$’000	$’000
ASSETS
Current assets		58,460	90,863

Cash and cash equivalents		22,453	44,423
Derivative instruments	16	—	6,563
Receivables	8	19,193	21,844
Receivables owing by related parties	8	321	1,255
Inventories	9	16,493	7,912
Deferred income and mining tax	7	—	8,866

Mining assets	10	156,943	83,257
Cost		327,115	219,969
Accumulated depreciation and amortization		(170,172)	(136,712)

Other assets
Non-current related party receivables	8	—	706
Non-current inventories	9	32,006	—
Non-current assets	11	37,566	27,555

Total Assets		284,975	202,381

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities		83,453	88,444

Bank overdraft		1,828	3,897
Accounts payable and accrued liabilities	15	61,153	49,964
Derivative instruments	16	309	15,552
Short-term portion of long-term loans	18	9,315	19,068
Income and mining taxes payable		2,744	(37)
Deferred income and mining tax	7	8,104	—

Non-current liabilities		116,741	108,701
Long-term loans	18	59,865	63,149
Deferred income and mining tax	7	13,004	3,756
Derivative instruments	16	4,765	17,169
Provision for environmental rehabilitation, reclamation and closure costs	17	39,107	24,627

Total Liabilities		200,194	197,145
Minority interest		929	—
Stockholders’ equity		83,852	5,236
Authorized
300,000,000 (2003: 300,000,000) ordinary no par value shares and 5,000,000 (2003: 5,000,0000) cumulative preference shares
Issued
233,307,667 (2003: 184,222,073) ordinary no par value shares and 5,000,000 (2003: 5,000,000) cumulative preference shares
Cumulative preference shares	19	107	107
Stated capital and share premium	19	484,772	360,351
Additional paid in capital	19	39,347	37,705
Unearned stock compensation	19	(971)	—
Accumulated deficit		(396,154)	(340,404)
Other comprehensive loss		(43,249)	(52,523)

Total Liabilities and Stockholders’ Equity		284,975	202,381

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited
Consolidated Statement of Stockholders’ Equity/(Deficit)
For the years ended June 30

				Stated capital	Additional
	Number of	Number of	Preferred	and share	paid-in
	common	preferred	stock	premium	capital
	shares	shares	$’000	$’000	$’000
BALANCE - JULY 1, 2001	154,529,578	5,000,000	107	302,959	30,889
Exercise of employee stock options	10,643,907			7,634
Issue of shares for cash	12,000,000			43,503
Share issue expenses				(2,559)
Net loss for the year
Stock based compensation					2,503
Other comprehensive income, net of tax of nil
Reclassification adjustment for net gain included in net income
Decrease in mark-to-market on listed investments
Foreign currency translation adjustments

BALANCE - JUNE 30, 2002	177,173,485	5,000,000	107	351,537	33,392
Exercise of employee stock options	2,253,699			2,244
Issue of shares for cash	4,794,889			6,783
Share issue expenses				(213)
Net profit for the year
Stock based compensation					4,313
Other comprehensive income, net of tax of nil
Decrease in mark-to-market on listed investments
Foreign currency translation adjustments

BALANCE - JUNE 30, 2003	184,222,073	5,000,000	107	360,351	37,705

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Total
		Other	Stockholders’
	Accumulated	comprehensive	equity/	Comprehensive
	deficit	loss	(deficit)	(loss)/ income
	$’000	$’000	$’000	$’000
BALANCE - JULY 1, 2001	(300,069)	(54,453)	(20,567)
Exercise of employee stock options			7,634
Issue of shares for cash			43,503
Share issue expenses			(2,559)
Net loss for the year	(51,709)		(51,709)	(51,709)
Stock based compensation			2,503
Other comprehensive income, net of tax of nil
Reclassification adjustment for net gain included in net income		(2,683)	(2,683)	(2,683)
Decrease in mark-to-market on listed investments		(719)	(719)	(719)
Foreign currency translation adjustments		9,126	9,126	9,126

BALANCE - JUNE 30, 2002	(351,778)	(48,729)	(15,471)	(45,985)

Exercise of employee stock options			2,244
Issue of shares for cash			6,783
Share issue expenses			(213)
Net profit for the year	11,374		11,374	11,374
Stock based compensation			4,313
Other comprehensive income, net of tax of nil
Decrease in mark-to-market on listed investments		(1,759)	(1,759)	(1,759)
Foreign currency translation adjustments		(2,035)	(2,035)	(2,035)

BALANCE - JUNE 30, 2003	(340,404)	(52,523)	5,236	7,580

Durban Roodepoort Deep, Limited
Consolidated Statement of Stockholders’ Equity/(Deficit)
For the years ended June 30

				Stated capital	Additional
	Number of	Number of	Preferred	and share	paid-in
	common	preferred	stock	premium	capital
	shares	shares	$’000	$’000	$’000
BALANCE - JUNE 30, 2003	184,222,073	5,000,000	107	360,351	37,705
Exercise of employee stock options	978,053			1,298
Issue of shares for cash	41,463,639			107,367
Share issue expenses				(992)
Shares issued for acquisition of joint venture interest	6,643,902			16,748
Net loss for the year
Unearned stock compensation					1,642
Amortization of unearned stock compensation
Other comprehensive income, net of tax of nil
Decrease in mark-to-market on listed investments
Foreign currency translation adjustments

BALANCE - JUNE 30, 2004	233,307,667	5,000,000	107	484,772	39,347

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Total
	Unearned		Other	Stockholders’
	stock	Accumulated	comprehensive	equity/	Comprehensive
	compensation	deficit	loss	(deficit)	(loss)/ income
	$’000	$’000	$’000	$’000	$’000
BALANCE - JUNE 30, 2003		(340,404)	(52,523)	5,236	7,580

Exercise of employee stock options				1,298
Issue of shares for cash				107,367
Share issue expenses				(992)
Shares issued for acquisition of joint venture interest				16,748
Net loss for the year		(55,750)		(55,750)	(55,750)
Unearned stock compensation	(1,642)
Amortization of unearned stock compensation	2,310			2,310
Other comprehensive income, net of tax of nil
Decrease in mark-to-market on listed investments			4,403	4,403	4,403
Foreign currency translation adjustments	(1,639)		4,871	3,232	3,232

BALANCE - JUNE 30, 2004	(971)	(396,154)	(43,249)	83,852	(48,115)

Analysis of accumulated other comprehensive loss:	2001	2002	2003	2004

Mark-to-market on listed investments	3,447	45	(1,714)	2,689
Foreign currency translation adjustments	(57,900)	(48,774)	(50,809)	(45,938)

	(54,453)	(48,729)	(52,523)	(43,249)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited
Consolidated Statements of Cash Flows
For the years ended June 30

		2004	2003	2002
	Notes	$’000	$’000	$’000
Net cash utilized by operating activities		(25,092)	(23,878)	(64,170)

Net (loss)/profit applicable to common stockholders		(55,750)	11,374	(51,709)
Reconciliation to net cash provided by operations:
Net increase in provision for rehabilitation		9,528	1,414	445
Depreciation and amortization	10	30,135	10,759	13,933
Amortization of restraint of trade payments		—	70	124
Impairment of assets	6	4,266	—	2,167
Loss/(profit) on sale of mining assets		55	(1,729)	(331)
(Profit)/loss on sale of other assets and listed investments		(63)	(152)	937
Stock based compensation expense		2,310	4,313	2,503
Share of results of associate		8,827	9,452	—
Deferred tax provision		6,842	41,765	(42,085)
Cumulative effect of change in accounting policy		—	173	—
Unrealized losses on derivative instruments		(35,843)	(72,985)	12,403
Debt issuance costs amortized		1,533	—	—
Profit on disposal of subsidiary		—	(5,302)	—
Write down of investments and loans		—	—	86
Minority interest in loss of subsidiary		7	—	—
Effect of changes in working capital items:
Receivables		7,114	(19,224)	3,328
Inventories		5,014	97	698
Movement in gold in process		(1,000)	1,251	358
Accounts payable and accrued liabilities (excluding short-term loans)		(13,462)	(4,683)	(7,335)
Increase in interest accruals		2,082	—	—
Movement in net taxation liability		3,313	(471)	308

Net cash (utilized in)/realized from investing activities		(94,074)	(9,818)	2,854

Additions to investments		(10,828)	(9,108)	(1,961)
Proceeds on sale of other assets and listed investments		63	196	11,070
Additions to mining assets		(26,917)	(13,414)	(8,188)
Proceeds on disposal of mining assets		3,397	3,594	1,662
Decrease in restricted cash		—	—	271
Cash paid for acquisition of joint venture interest and for subsidiaries, net of cash acquired	3	(59,789)	—	—
Proceeds on disposal of subsidiary, net of cash disposed of	3	—	8,914	—

Net cash generated in financing activities		88,626	55,449	67,561

Proceeds from the issue of the convertible notes		—	66,000	—
Costs associated with the issue of the convertible notes		(636)	(2,395)	—
Net proceeds from issue of shares		108,665	9,027	51,137
Share issue expenses		(992)	(213)	(2,559)
(Decrease)/increase in bank overdraft		(2,069)	3,365	487
Long-term loans received		2,765	4,733	38,062
Long-term loans repaid		(19,107)	(25,068)	(19,566)

Net (decrease)/increase in cash and cash equivalents		(22,874)	21,753	6,245
Effect of exchange rate changes on cash		8,570	(1,182)	3,718
Cash and cash equivalents at beginning of year		44,423	23,852	13,889

Cash and cash equivalents at end of year		22,453	44,423	23,852

Income taxes paid/(refunded)		4,075	471	(153)
Interest paid		5,014	6,909	2,385

The accompanying notes are an integral part of these Consolidated Financial Statements.

1. NATURE OF OPERATIONS

Durban Roodepoort Deep, Limited (“the Company”), was formed in 1895 and is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. The Group (being the Company and its subsidiaries, associates and joint ventures) focuses its operations on the West Witwatersrand basin in South Africa and in Papua New Guinea.

As at June 30, 2004, the South African operations consist of the North West Operations (comprising the Buffels and Harties Sections), the Blyvoor Section and its 40% interest in Crown Gold Recoveries (Pty) Limited (comprising the Crown Section and the ERPM Section). The Australasian operations consist of the Tolukuma Section and a 20% interest in the Porgera Joint Venture, both based in Papua New Guinea. The Company has a 19.78% interest in Emperor Mines Limited, located in Fiji. It also has exploration projects in South Africa, Papua New Guinea and Australia.

Beginning in July 2002, the Company entered into a series of transactions, consistent with its black economic empowerment strategy resulting in the sale of 60% of its interest in Crown Gold Recoveries (Pty) Limited, or CGR, to Khumo Bathong Holdings (Pty) Limited, or KBH, for R105 million ($11.6 million). Also, as part of this transaction, KBH repaid a portion of certain shareholder loans on behalf of CGR. Consequently, CGR now owes 60% of those loans to KBH and 40% of the loans to the Company.

In October 2002, CGR acquired 100% of the outstanding share capital of and loan accounts in East Rand Proprietary Mines Limited, or ERPM, for R100 million ($11.0 million).

On December 16, 2002, the Company announced its proposed acquisition of 14% of Emperor Mines Limited, an Australian listed gold mining company for A$11.5 million ($6.7 million). Since that date, the Company has increased its percentage holding in Emperor Mines Limited to 19.78% (June 30, 2003: 19.81%) at a total additional cost of A$5.0 million ($2.9 million). From July 6 to July 30, 2004, the Group acquired a further 25.55% of the shares in Emperor Mines Limited to increase the shareholding to 45.33%, for an additional consideration of $16.6 million.

On October 14, 2003, the Group acquired the shares in Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP. The transaction was affected through the amalgamation of OMP, MRP and the Company’s wholly-owned subsidiary, Dome Resources (PNG) Limited. OMP changed its name to DRD (Porgera) Limited. This resulted in the Company acquiring a 20% interest in the Porgera Joint Venture in Papua New Guinea, for a consideration of $75.9 million, net of cash acquired, $16.7 million settled by way of shares and $59.2 million in cash.

On April 28, 2004, the Group acquired 50.25% of the ordinary share capital of Net-Gold Services Limited, for a cash consideration of $2.0 million. This entity brokers the payment of purchases made by subscribers, through settlement in gold.

2. SIGNIFICANT ACCOUNTING POLICIES

The following are accounting policies used by the Group which have been consistently applied as indicated below:

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires the Group’s management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include the collectability of related party receivables, the valuation of deferred tax assets, the impairment of mining assets, and the estimation of reclamation and closure costs and environmental rehabilitation costs, among others. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidation

The consolidated financial information includes the financial statements of the Company, its subsidiaries and investments in associates and joint ventures. A company which is more than 50% owned by the Group which the Group controls directly or indirectly, through other subsidiary interests, is classified as a subsidiary. The results of any subsidiary, associate or joint venture acquired or disposed of during the year, are consolidated from the effective date of acquisition and up to the effective date of disposal.

Intra-company transactions and balances are eliminated on consolidation.

Investment in joint ventures

Investments in unincorporated mining joint ventures in which the Group has joint control, under a contractual agreement, are reported using the proportionate consolidation method.

Investment in associates

Investments in associates are accounted for by the equity method of accounting. These are entities over which the Group has the ability to exercise significant influence, but which it does not control. The ability to exercise significant influence is presumed where the Group owns more than 20%, but less than 50%, of the voting stock of an investee. The Group’s investments in associates are carried in the balance sheet at an amount that reflects its share of the net assets of the associates.

The recoverable amount of the associate, that is the Group’s proportionate share of the estimate of future undiscounted distributions from the associate, or its disposal value, if higher, is compared to the carrying value of the associate. If an impairment exists on this basis, a reduction in the carrying value of the associate is recorded to the extent that the carrying value exceeds the fair value.

Equity accounting involves recognizing, in the statement of operations, the Group’s share of the associates’ profit or loss for the year after tax to the extent of the Group’s investment in and advances to its associates.

Goodwill on the acquisition of associates is included in the carrying value of the investment in associates.

Goodwill

Where the excess purchase price of a business acquisition cannot be attributed to assets acquired, including acquired properties and mineral rights, it is included in goodwill and reviewed for impairment in accordance with the provisions of SFAS 142, “Goodwill and Other Intangible Assets.”

Goodwill is stated at cost less impairment. Goodwill is tested for impairment at the reporting unit level on an annual basis, or more frequently if the Group believes indicators of impairment exist. The performance of the test involves a two tier process. The first step of the impairment test involves comparing the fair value of the reporting unit with the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is determined based on estimated future discounted cash flows. If the carrying amount of the reporting unit exceeds the reporting unit’s fair value, the second step of the goodwill impairment test is performed to determine the amount of the impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency

The Group’s functional currency for the South African operations is the South African Rand and for the Papua New Guinean operations is the Papua New Guinean Kina. Transactions denominated in currencies other than the functional currency are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in such currencies are translated at the rates applicable at the balance sheet date and profits and losses arising as a result of translating those assets and liabilities to the functional currency are recorded in the statement of operations.

For foreign subsidiaries, whose functional currency is a currency other than the Rand, assets and liabilities are translated using the closing rates at year end, and the statement of operations are translated at average rates. Differences arising on translation are included as a component of other comprehensive loss. The translation of amounts into US Dollars is in accordance with Statement of Financial Accounting Standards, or SFAS No. 52, “Foreign Currency Translation,” whereby assets and liabilities are translated using the closing rates at year end, the statement of operations are translated at average rates and equity at historical rates. The translation differences arising as a result of converting to US Dollars using the current exchange rate method, are included as a separate component of stockholders’ equity - other comprehensive loss.

Receivables

Receivables consist of amounts owing by external and related parties and include amounts of a long- and short-term nature. Provisions for uncollectible amounts are included in determining net income or loss where a decline in the value of the receivable has occurred. Interest on balances owed to the Group accrues on a daily basis. Interest accrued on impaired balances owed to the Group is not recorded as it is not considered to be recoverable.

Cash and cash equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of the investments, the carrying amounts approximate their fair value.

Non-current unlisted investments

Non-current unlisted investments, in which the Group does not have significant influence or a controlling interest, are carried at acquisition cost. Realized gains and losses are included in determining net income or loss. Impairment losses are included in determining net income or loss where an other than temporary decline in the value of the investment has occurred.

Non-current listed investments

Non-current listed investments, are treated as ‘available for sale’, and are accounted for at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity. Realized gains and losses are included in determining net income or loss.

Inventories

Inventories, comprising gold in process (being gold at the stage of production immediately prior to smelting) and supplies, are stated at the lower of cost and market value. Costs are assigned to inventory on an average cost basis. Costs relating to gold in process comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction, depletion and processing, based on the relevant stage of production. Selling, refining and general administration costs are excluded from inventory valuation.

Non-current inventory comprises ore stockpile. These in-process inventories are measured on the absorption cost method and valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs. Costs relating to ore stockpile comprise all costs incurred to the stage immediately prior to stockpiling, including costs of extraction and crushing, as well as processing costs associated with ore stockpiles, based on the relevant stage of production.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration costs

Mining exploration costs, including property acquisitions and mineral and surface rights relating to exploration stage properties, are expensed as incurred.

Development costs

Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines. Ordinary development costs to maintain production are expensed as incurred.

Mining assets

Land is recorded at cost and not depreciated. Buildings and other non-mining fixed assets are recorded at cost less accumulated depreciation.

Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Amortization is calculated on a mine-by-mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, the Group estimates the amortization rate based on actual production over total proven and probable ore reserves of the particular mine. This rate is then applied to actual costs incurred to arrive at the amortization expense for the period. Proven and probable ore reserves of a particular mine reflect estimated quantities of economically recoverable reserves that can be recovered in the future from known mineral deposits that are presently accessible.

Deferred stripping costs

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per ton. The average stripping ratio is calculated as the number of tons of waste material expected to be removed during the life of mine per ton of ore mined. The average life of mine cost per ton is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tons expected to be mined. The average life of mine stripping ratio and the average life of mine cost per ton is recalculated annually in light of additional knowledge and changes in estimates.

The cost of the “excess stripping” is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted ore tons mined, being the actual ore tons plus the product of the actual ore tones multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per ton. When the actual mining costs are below the sum of the adjusted ore tons mined, being the actual ore tons plus the product of the actual ore tons multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per ton, previously capitalized costs are expensed to increase the cost up to the average. Thus, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Deferred stripping costs of $3.6 million, at Porgera, are classified as mining assets and the amounts amortized are included in the depreciation and amortization charge for all periods presented. During fiscal 2004, $4.1 million of deferred stripping costs were capitalized to mining assets.

The deferred stripping costs are included in the calculations of impairment tests performed in accordance with the provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Borrowing costs

Interest on borrowings utilized to finance qualifying capital projects under construction is capitalized during the construction phase as part of the cost of the project. Other borrowing costs are expensed as incurred. No borrowing costs were capitalized during the years ended June 30, 2004, 2003 or 2002.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of mining assets

The impairment of long-lived assets is accounted for in terms of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. Estimates of future cash flows include estimates of future gold prices and foreign exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group’s mining assets. If an asset or asset group is considered to be impaired, the impairment which is recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets. The asset or asset group, is the lowest level for which there are identifiable cash flows that are largely independent of other cash flows. The lowest level for which there are identifiable cash flows that are largely independent of other cash flows is on a mine-by-mine basis. Therefore the Company makes the analysis on a mine-by-mine basis.

Reclamation and closure costs

SFAS 143, “Accounting for Asset Retirement Obligations,” or SFAS 143 was adopted by the Group with effect from July 1, 2002 and requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset, is recorded and is depreciated over the life of the asset. Prior to the adoption of SFAS 143, the Group accrued for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change in accounting policy on the balance sheet at that date was to increase Mining Assets by $0.55 million and increase rehabilitation liabilities by $0.72 million with a cumulative effect of change in accounting principle adjustment charge to net earnings of $0.17 million in fiscal 2003.

Environmental rehabilitation costs

Where a related asset is not easily identifiable, environmental rehabilitation costs which are based on the Group’s interpretation of current environmental and regulatory requirements are accrued as and when tailings are deposited. The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances.

Environmental rehabilitation, costs and related liabilities are based on the Group’s interpretation of current environmental and regulatory requirements are accrued and expensed as environmental damage is incurred. The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology, as additional environmental damage takes place or other circumstances. Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual.

Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable.

In South Africa, annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. The funds contributed to the trusts, including income earned thereon, are included under non-current assets.

Revenue

Revenue consists of sales of gold bullion and is recognized when the product is delivered to the relevant refinery, Rand Refinery Limited in South Africa, N.M. Rothschild in Australasia (for the Tolukuma Section) and AGR Matthey in Papua New Guinea (for Porgera), at which stage title, including all risks and rewards of ownership, passes from the Group to the buyer.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue (continued)

Once the gold bars reach the refinery, they are assayed to determine the gold content of each bar before being sent for refining where it is purified to 99.9% purity and cast into troy ounce bars of varying weights. The bullion is then sold by the refinery on the same day as the delivery, and the proceeds are remitted to the Group within two days.

Derivative instruments

Under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, all derivative instruments are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchase normal sale exception. On the date a derivative contract is entered into, the derivative can be designated as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. The Group’s derivative transactions, while designed to provide effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting. Therefore, any changes in their fair value are recognized in the statement of operations, currently. Derivative instruments are not entered into for trading purposes.

Pension plans and other employee benefits

Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through annual contributions. Refer Note 21.

In addition, the Group makes long service bonus contributions (long-service awards) for certain eligible employees, based on qualifying ages and levels of service, and accrues the cost of such liabilities over the service life of the employees on an actuarial basis. Contributions in this regard are made to a multi-employer plan. Refer Note 21.

The Group contributes to a defined contribution multi-employer medical fund for current employees and certain retirees on an annually determined contribution basis. No contributions are made for employees retiring after December 31, 1996. Refer Note 21.

Premium and debt costs

Discounts and underwriting, legal and other direct costs incurred in connection with the issuance of debt are deferred and are amortized to interest expense using the effective interest rate method.

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

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(Loss)/profit per share

(Loss)/profit per share is calculated based on the net result divided by the weighted average number of shares in issue during the year. Fully diluted (loss)/profit per share is based upon the inclusion of potential dilutive shares with a dilutive effect on (loss)/profit per share. In fiscal 2004, the shares underlying the convertible notes and the shares underlying the staff options allocated in terms of the Employee Share Option Scheme, or ESOS, along with their respective impact on the net (loss)/profit applicable to common stockholders, of $3.6 million and $nil, were considered in determining the diluted (loss)/profit per share. In fiscal 2003 the shares underlying the convertible notes and the shares underlying the staff options allocated in terms of ESOS, along with their respective impact on the net (loss)/profit applicable to common stockholders, of $2.6 million and $nil, were considered in determining the diluted loss per share. In fiscal 2002 the shares underlying the options allocated in terms of ESOS, and their respective impact on the net loss applicable to common stockholders, of $nil, was considered in determining the diluted loss per share.

In fiscal 2004 and 2002, a loss applicable to common stockholders of $55.8 million and $51.7 million, respectively, was recorded. As a result of the losses recorded in fiscal 2004 and 2002, the adjustments were anti-dilutive.

Stock-based compensation plans

At June 30, 2004, the Company has in place an Employee Share Option Scheme, which is described more fully in Note 21.

The Group has adopted the disclosure only provisions of SFAS 123, “Accounting for Stock-Based Compensation,” or SFAS 123, and SFAS 148, “Accounting for Stock-Based Compensation Transition and Disclosure and amendment of SFAS 123,” and applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25 and related Interpretations, with respect to its accounting for its employee based compensation plan.

The difference between the option strike price and the prevailing market value of the share at grant date is recorded as an expense over the vesting period.

In accordance with APB No. 25 and related Interpretations, $2.3 million, (fiscal 2003: $4.3 million; fiscal 2002: $2.5 million) of stock-based compensation cost was recognized as an expense for the year ended June 30, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation plans (continued)

The following table illustrates the effect on net (loss)/profit applicable to common stockholders if the Company had applied the fair value recognition provisions of SFAS 123 to its employee based compensation plan (thousands except for earnings per share information):

	Year	Year	Year
	ended	ended	ended
	June 30,	June 30,	June 30,
	2004	2003	2002
Net (loss)/profit applicable to common stockholders
- as stated	(55,750)	11,374	(51,709)
- add back: stock-based compensation costs included in statement of operations, net of related tax effects	2,310	4,313	2,504
- less: total stock-based compensation costs determined under fair value based method, net of related tax effects	(3,700)	(4,861)	(2,776)

- pro-forma	(57,140)	10,826	(51,981)

Basic (loss)/profit per share
- as stated (cents)	(26)	6	(32)
- pro-forma (cents)	(26)	6	(32)
Diluted (loss)/profit per share
- as stated (cents)	(26)	4	(32)
- pro-forma (cents)	(26)	4	(32)

Comparatives

Comparatives have been reclassified, where necessary to conform to the current year’s presentation.

Recent pronouncements

In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” or FIN No. 46. This interpretation requires that if an entity has a controlling interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of this interpretation are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to February 1, 2003, the provisions of this interpretation were required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003.

However, in December 2003 the FASB published a revision to this interpretation (hereafter referred to as “FIN No. 46R”) to clarify some of the provisions of this interpretation and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purposes entities. These rules are effective for financial statements for periods ending after March 15, 2004. The adoption of FIN No. 46R did not have any impact on the Group’s financial statements, as it did not have any variable interest entities.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” or SFAS 149, to amend and clarify financial accounting and reporting for derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement requires that contracts with comparable characteristics be accounted for similarly and clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have an impact on the Group’s financial position or results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent pronouncements (continued)

In March 2004, the EITF reached final consensus on the remaining issues related to Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” A consensus was reached regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.” The guidance for evaluating whether an investments is other-than-temporarily impaired should be applied in other-than-temporary impairments evaluations made in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under SFAS 115 and 124.

In March 2004, the EITF reached final consensus on Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.” Issue 03-6 provides guidance in determining when a security participates in dividends such that the two-class method must be used to calculate earnings per share. This consensus applies to reporting periods beginning after March 31, 2004. The Company is in the process of evaluating the impact of this consensus on its earnings per share calculations. The cumulative preference shares in issue, will need to be considered in this regard, however as dividends will not be payable on these until the Argonaut ore reserves are revenue producing, these are not expected to have a significant impact.

In March 2004, the EITF reached final consensus on Issue 04-3, “Mining Assets: Impairment and Business Combinations.” As there is a diversity in practice in estimating cash flows used to value mining assets or assess those assets for impairment under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” questions arise as to the appropriateness of including in those cash flows (a) cash flows for a mining asset’s potential reserves value beyond “proven and probable” (VBPP) and (b) estimates of future market price changes. The EITF concluded the following:

     (1) The value attributable to VBPP and the effects of anticipated fluctuations in the future market price of minerals should be considered when an entity allocates the purchase price of a business combination to mining assets.

     (2) An entity should consider the future cash flows associated with VBPP in the cash flow analysis used to test mining assets for impairment under Statement 144.

     (3) An entity should consider the effects of anticipated fluctuations in the future market price of minerals in the cash flow analysis used to test mining assets for impairment under Statement 144.

This consensus applies prospectively to periods beginning after March 31, 2004.

3. ACQUISITION AND DISPOSAL OF BUSINESSES

2004 acquisitions

Net-Gold Services Limited

With effect from April 28, 2004, the closing date, the Group acquired 50.25% of the shares of Net-Gold Services Limited, a subsidiary of G.M. Network Limited. This entity brokers the payment of purchases made by subscribers, through settlement in gold. The results of Net-Gold Services Limited’s operations have been included in the consolidated financial statements since that date. Included in the acquisition is an option to exchange the Group’s shareholding in Net-Gold Services Limited for approximately 14.3% of the shares in G.M. Network Limited, a non-public company that focuses on the development of patents and other intellectual property specifically in connection with electronic trading on the Internet. This option is valid until December 31, 2007.

3. ACQUISITION AND DISPOSAL OF BUSINESSES (continued)

The estimated fair value of the assets and liabilities acquired as part of this transaction were as follows:

$’000
Cash and cash equivalents	1,378
Receivables	44
Inventories	1,034
Accounts payable and accrued liabilities	(655)

Fair value of net assets at date of acquisition	1,801

50.25% thereof	905
Goodwill arising on acquisition (refer Note 14)	1,095

Consideration	2,000
Less cash and cash equivalents of acquired entity	(1,378)

Net consideration	622

Settled by way of cash and cash equivalents	622

Porgera Joint Venture

With effect from October 14, 2003, the Group acquired the shares in Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP. The transaction was affected through the amalgamation of OMP, MRP and the Company’s wholly-owned subsidiary, Dome Resources (PNG) Limited. OMP changed its name to DRD (Porgera) Limited. This resulted in the Company acquiring a 20% interest in the Porgera Joint Venture in Papua New Guinea. The Porgera mine’s main business focus is the extraction of gold.

The estimated fair value of the assets and liabilities acquired as part of this transaction were as follows:

$’000
Cash and cash equivalents	1,219
Receivables	3,036
Taxation receivable	1,877
Inventories	9,504
Mining assets	63,812
Non-current inventories	27,826
Accounts payable and accrued liabilities	(6,659)
Deferred income and mining tax	(19,799)
Provision for environmental rehabilitation	(3,682)

Fair value of attributable net assets at date of acquisition (20% interest)	77,134

Attributable net assets at date of acquisition	77,134
Less cash and cash equivalents of acquired entity	(1,219)

Net consideration	75,915

Settled by way of cash and cash equivalents	59,167
Settled by way of shares issued	16,748

Net consideration	75,915

3. ACQUISITION AND DISPOSAL OF BUSINESSES (continued)

Porgera Joint Venture (continued)

The fair value of the 6,643,902 no par value shares issued was $16.7 million, determined based on the prevailing market value of Durban Roodepoort Deep, Limited shares on November 22, 2003 (refer Note 19), in final settlement of the purchase price determined on October 14, 2003.

Fortis Limited

With effect May 21, 2004, the Group acquired the shares in Fortis Limited, or Fortis, a company dealing with insurance and reinsurance activities, in Papua New Guinea. Fortis was acquired for a consideration of $712,000, the only asset of Fortis being cash and cash equivalents of $712,000.

2004 disposals

The Group made no disposals during the year.

2003 acquisitions

The Group made no acquisitions during the year.

2003 disposals

Crown Gold Recoveries (Pty) Limited

Effective July 1, 2002, the Company engaged in a transaction consistent with its black economic empowerment strategy by entering into a share purchase agreement with the Industrial Development Corporation of South Africa, or IDC, and Khumo Bathong Holdings (Pty) Limited, or KBH. Under this share purchase agreement, the Company sold 57% of its interest in Crown Gold Recoveries (Pty) Limited, or CGR, to IDC and 3% of its interest in CGR to KBH for a total consideration of $11.7 million, and realized a profit of $5.3 million.

KBH obtained an option to purchase IDC’s shares in CGR. IDC and KBH also each purchased their respective share of three shareholder loans, aggregating $21.0 million owed by CGR to the Company.

As part of this transaction, the Company loaned KBH $0.7 million to fund that entity’s initial purchase of the 3% interest in CGR. The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 3% per annum. This loan has a term of five years from July 1, 2002 and is repayable on demand. This loan was secured by a pledge of 49,928,824 shares of ERPM held by KBH. However, since the acquisition of ERPM by CGR, the loan is no longer secured. As of June 30, 2004, the loan has been impaired (Refer Note 13).

Shortly thereafter, KBH chose to exercise its option to purchase all of IDC’s interest in CGR. As a result, with effect from July 15, 2002, the share capital of CGR is now owned 40% by the Company and 60% by KBH. Also, as part of this transaction, KBH repaid IDC’s portion of the shareholder loans on behalf of CGR. Consequently, CGR now owes 60% of the loans to KBH and 40% of the loans to the Company.

As a result of this transaction, CGR is no longer a subsidiary of the Company. The results of operations and the financial position of CGR are no longer consolidated into the Group’s annual financial statements. The Company’s remaining 40% interest in CGR is equity accounted as an investment in an associate.

3. ACQUISITION AND DISPOSAL OF BUSINESSES (continued)

The aggregate carrying value of the assets and liabilities disposed as part of this transaction were as follows:

$’000
Cash and cash equivalents	2,738
Other current assets	2,730
Mining assets	13,886
Other assets	739
Current liabilities	(6,310)
Provision for environmental rehabilitation	(2,317)
Long-term liabilities	(882)

Net assets	10,584

60% thereof	6,350
Cash proceeds received	11,652

Profit realized on sale of subsidiary	5,302

Impairment of loan due by CGR	(4,164)

Cash proceeds received	11,652
Less cash and cash equivalents of entity disposed of	(2,738)

Net cash flow on disposal of subsidiary	8,914

2002 acquisitions

The Group made no acquisitions during the year.

2002 disposals

The Group made no disposals during the year.

4. RELATED PARTY TRANSACTIONS

The Company has related party relationships with its associates and with its directors and senior management.

All contracts with related parties for the supply of goods and services are approved in accordance with the Company’s procurement policies. The contract terms are compared to similar suppliers of goods and services to benchmark that the contract is on market related terms.

Mr. C. Press Loan

During fiscal 2003, Mr. C. Press, a director of Net-Gold Services (Pty) Limited, or Net-Gold, a consolidated subsidiary, loaned an amount of US$24,946 to Net-Gold. This loan is interest free, unsecured and has no fixed terms of repayment. The funds were used for short-term working capital advances. As at June 30, 2004 the full balance was still outstanding.

4. RELATED PARTY TRANSACTIONS (continued)

Rand Refinery Agreement

On October 12, 2001, we entered into an agreement with Rand Refinery Limited, or RRL, for the refining and sale of all of our gold produced in South Africa. Under the agreement, RRL performs the final refining of our gold and casts it into troy ounce bars. Then, RRL sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. Mr. W.G. Koonin, our Divisional Director: Group Finance, is also a director of RRL and has been appointed as a member of their audit committee. Also, Mr. I.D. Graulich, our General Manager: Investor Relations, is an alternate director to Mr. W. G. Koonin. We currently own 10.6% of RRL (which is jointly owned by South African mining companies).

Consultancy Service Agreement

The Company entered into a consultancy service agreement with one of our non-executive directors, Mr. N. Goodwin. Under this agreement, Mr. N. Goodwin provided the Company with project management services at the Argonaut Project. This agreement took effect on September 2, 2002. The agreement was for a fixed one year term from September 2, 2002, so long as the Argonaut Project was ongoing. Under this agreement, Mr. N. Goodwin was paid a fee of $400 per day. Mr. Goodwin worked for 128 days under this agreement for a total amount of $51,200. Mr. N. Goodwin resigned as a non-executive director effective January 29, 2003. This agreement was terminated as of February 26, 2003.

Dr. M.P. Ncholo Funeral Assistance

During fiscal 2004, financial assistance was provided by ERPM, our 40% associate company with KBH, to the family of Dr. M.P. Ncholo, a non-executive director of our Company, and executive director of KBH, with regards to funeral expenses relating to the death of a family member who was a temporary employee of ERPM. In terms of ERPM’s practice, the funds were advanced on compassionate grounds to assist the family with costs associated with the funeral. This amounted to R90,447 ($14,414). At November 1, 2004 this amount was still outstanding in the accounts of ERPM.

Issue of shares to Khumo Bathong Holdings (Pty) Limited

KBH subscribed for 4,794,889 of the Company’s ordinary shares (representing 2.06% of its outstanding shares at June 30, 2004) for a cash subscription price of $6.8 million during the year ended June 30, 2003.

Purchase of 100% of East Rand Proprietary Mines Limited by CGR

In October 2002, CGR entered into an agreement to acquire 100% of the outstanding share capital of and loan accounts in East Rand Proprietary Mines Limited, or ERPM, for $11.0 million. In connection with this transaction, the Company provided ERPM with a loan of $1.3 million. In addition, an amount of $8.0 million was lent by the Company to CGR which CGR advanced to the then shareholders of ERPM as an interest free loan. CGR received from the shareholders, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the shareholders’ claim to CGR. The South African competition authorities approved the transaction and the $8.0 million loan is deemed to be part payment of the purchase price of $11.0 million by CGR for the acquisition of the shares and the claims of ERPM. We have recognized losses generated by CGR against this loan and the loan is therefore carried at nil value.

4. RELATED PARTY TRANSACTIONS (continued)

Transactions with Associate Companies

During the year ended June 30, 2004, the Company earned $1.0 million (fiscal 2003: $1.3 million) in management fees from CGR and $2.0 million (fiscal 2003: $1.4 million) in management fees from ERPM, of which $0.3 million was outstanding at June 30, 2004 (June 30, 2003: $1.3 million). At June 30, 2004 CGR owed the Group $34.3 million (June 30, 2003: $25.9 million), KBH owed the Group $1.1 million (June 30, 2003: $0.8 million), and ERPM owed the Group $10.2 million (June 30, 2003: $3.7 million). Interest amounting to $2.9 million (fiscal 2003: $3.1 million) was payable to the Group on the loans to CGR, $0.1 million (fiscal 2003: $0.1 million) was payable to the Group on the loans to KBH, and $0.7 million (fiscal 2003: $0.2 million) was payable to the Group on the loans to ERPM for the year ended June 30, 2004. No interest income on the loans was recorded as it was not considered to be recoverable. No dividends were received from associates in fiscal 2004 or fiscal 2003. As of June 30, 2004, we have recognized losses generated by CGR and ERPM against these loans and they are therefore carried at nil value (refer Note 13).

Transactions with Consolidated African Mines Limited, or CAM, and JCI Gold Limited, or JCI

Consolidated African Mines Limited, or CAM, JCI Gold Limited, or JCI, Western Areas Limited and Laverton Gold NL were all related parties by reason of having common directorships, either through an individual or through a family relationship. All of these companies were, at the time the transactions were consummated, related, either directly or indirectly, to Mr. R.A.R. Kebble who was at that time Chairman of the Company. Either Mr. R.A.R. Kebble or his son, Mr. B. Kebble, were directors of these companies. These companies are no longer related parties of the Company, effective June 30, 2002. Subsequent to that date there were no transactions with these companies.

Western Areas Limited

A total of R111.3 million ($18.3 million) was owed by us to Western Areas Limited, or WAL, for advances made between December 1999 and January 2000. The proceeds of the loan were used as follows:

•	between December 14, 1999 and January 11, 2000, the Company purchased 7,187,000 ordinary shares of Randgold, 6,268,000 ordinary shares of JCI and 15,128,500 shares of CAM (the “Sale Shares”) for a total of R98.2 million ($16.2 million) in contemplation of a proposed group restructuring with affiliated companies; and

•	to purchase 812,100 ordinary shares of Randfontein Estates Limited for a purchase price of R8.6 million ($1.4 million) together with 2,349,000 options at a purchase price of R4.4 million ($0.7 million). These shares and options were purchased as part of a strategy to consolidate the various companies in which CAM, JCI and WAL had an interest into one corporate group. The Randfontein Estates Limited shares and options were sold on January 15, 2001 and the proceeds retained.

The Company entered into an agreement with WAL regarding its debt on or about April 25, 2001. In this agreement, the Company acknowledged, that its debt to WAL amounted to R132.8 million ($17.3 million) as of March 1, 2001. CAM and JCI agreed to be jointly and severally liable as sureties for this amount.

In August 2001, the Company and WAL entered into an agreement fixing the interest rate on the debt owed to WAL by the Company at 14%.

On or about October 9, 2001, the Company concluded a contract of guarantee and cession as security for payment with Investec Bank Limited, or Investec. Under the terms of this agreement, the Company agreed to guarantee WAL’s obligations to Investec up to the value of the Sale Shares. Also, the Company ceded the Sale Shares, as security, to and in favor of Investec allowing Investec to sell the Sale Shares in the event that WAL defaulted.

4. RELATED PARTY TRANSACTIONS (continued)

Western Areas Limited (continued)

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

This agreement also states that the debt owed to the Company by CAM and JCI would become immediately due and payable upon the occurrence of a default by WAL. Such amount to be paid directly to WAL by CAM and JCI on the Company’s behalf with any excess being repaid to the Company.

On or about September 26, 2001, the Sale Shares were ceded to Investec and WAL granted the Company a put option in respect of the Sale Shares at a total price of at least R116.4 million ($13.3 million). CAM and JCI undertook to apply all dividends received from WAL in respect of their shareholdings to the reduction of all amounts owed by them to the Company. The parties agreed that the monthly option fee would be payable to exercise their rights under the call option for the duration of the Company’s guarantee and cession and agreed that if Investec exercised its rights under that guarantee, the rights of CAM and JCI under the call option would terminate.

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

On December 13, 2001, the Company invoiced JCI on behalf of JCI and CAM in these amounts. On December 14, 2001, the Company made a demand on CAM and JCI for the amount of R32.8 million ($3.0 million). On December 24, 2001, the Company’s attorney’s made demands on CAM and JCI for the same amount. The Company has instituted legal proceedings against JCI and CAM for the recovery of these amounts. The matter was heard on August 30, 2004. At this date partial settlement of certain small claims related to the larger JCI Ltd and CAM Ltd claim, to the value of R2.4 million ($0.4 million), was awarded by the High Court of Johannesburg, however the Company has provided in full in the financial year ended June 30, 2002, for the balance outstanding by CAM against the probable bad debt. Refer Note 8.

On October 21, 2004, the High Court of Johannesburg ordered JCI Ltd and CAM Ltd to pay us an amount of R35.7 million ($5.5 million), plus interest and costs, including the costs of two counsel. JCI Ltd’s and CAM Ltd’s counterclaim to recover the earlier part-payment was also dismissed with costs. JCI Ltd and CAM Ltd made an application to the High Court of Johannesburg for leave to appeal, which was rejected.

4. RELATED PARTY TRANSACTIONS (continued)

Laverton Gold NL

Laverton Gold NL is also a related party because Mr. J. Stratton, a director of CAM and Consolidated African Mines Jersey, or CAMJ, was a corporate advisor to the Company.

In May 2000, the Company’s board appointed a special committee to investigate irregular related party transactions involving Mr. J. Stratton from the Company’s office in Perth, Australia (which has now been closed). The related party transactions involved the issuance of approximately 8.2 million Company ordinary shares (the “Rawas Shares”) in exchange for assets of the Rawas group, that owned the Rawas gold mine in Indonesia, pursuant to agreements between the Company and Laverton Gold NL, an Australian listed company.

During July and October 1999, the Company allotted and issued the Rawas Shares at the market value of $12.4 million to several creditors of Laverton or its subsidiaries, including CAMJ, JCI and related companies, in anticipation of receiving shares of, and claims against, the companies in the Rawas Group and the rights to the Rawas mine. The allocation of the Rawas Shares was based on each creditor’s relative exposure. No proper valuation proceedings were conducted prior to the issuance.

According to the evidence gathered during the course of the investigation, the Company’s board determined that, faced with pressure from its creditors (i) Laverton arranged the issue by the Company of its ordinary shares to creditors in consideration for assets of no value, for the benefit of Laverton and its creditors and not for the Company; (ii) to avoid the South African Companies Act requirement for a special resolution, the Company had issued the Rawas Shares at an inflated issue price unrelated to the true value of the consideration; (iii) as the special resolution was not obtained, the allotment and issue of ordinary shares for the Rawas transaction was unlawful and invalid. Upon discovery by the board of the unlawful transactions, the board decided to rescind the agreements with Laverton NL during fiscal 2001. At that time, the Company had received ownership of the claims against, but not the shares of, the companies in the Rawas Group. As a result of this rescission the shares of the Rawas Group were never delivered to the Company.

Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas Shares, it was not possible to distinguish the Rawas Shares from the other issued ordinary shares of the Company. None of the Rawas Shares, and their holders at the time, could be identified and, therefore, none of the Rawas Shares could be removed from the Company’s members’ register. In July 2002 the High Court of South Africa validated Rawas shares.

The $12.4 million value of the Rawas shares was credited to stated capital in the financial statements. During fiscal 2000, the Company wrote off the attributed $12.4 million value of the shares on the statement of operations as aborted acquisition costs and loans made by the Company to members of the Rawas Group, amounting to $2.9 million, as no amounts have been recovered on these loans.

The Company has instituted various legal proceedings in South Africa and Australia in connection with these related party transactions.

Mr. R.A.R. Kebble

A loan received from Mr. R.A.R. Kebble, amounting to R5.3 million ($0.51 million) was repaid during the year ended June 30, 2002. Interest on this amount during that fiscal year amounted to R0.4 million ($0.04 million).

Executive directors

On May 23, 2001, the executive directors made advances to the Company for working capital purposes which bear interest. The loans were repaid on December 31, 2001, with $30,000 in interest paid during fiscal 2002.

4. RELATED PARTY TRANSACTIONS (continued)

FW Services CC

During 2002, the Company paid $0.7 million to FW Services CC for services provided by FW Services CC, for the repair of electrical motors in pumps and winches. FW Services CC is a related party to Mr. F. Weideman, a previous executive director of the Company who resigned as a director on March 1, 2002. In addition, during 2002 the Company paid $0.03 million to Mr. N. Pretorius for services rendered as a legal advisor to the Company. Mr. N. Pretorius is related to Mr. F. Weideman and was subsequently appointed as the Company’s Legal Advisor in May 2003.

Libra Accounting CC

During 2002, the Company made use of Libra Accounting CC for corporate administrative accounting services, a related party to Mr. W.T Beer, the Chief Administrative Officer of the Company. During 2002, the Company paid $0.1 million to Libra Accounting CC for services rendered.

5. EMPLOYMENT TERMINATION COSTS

	Year	Year	Year
	ended	ended	ended
	June 30,	June 30,	June 30,
	2004	2003	2002
	$’000	$’000	$’000
Blyvoor Mine (a)	899	85	—
North West Mine (b)	7,064	821	308
West Wits Mine	—	53	—
Other (c)	—	542	80

	7,963	1,501	388

(a) In an effort to reduce the cost structure at this South African mining operation, voluntary retrenchments were offered to employees during 2004, and approximately 220 employees accepted the offer. This gave rise to an expense of $0.9 million for the year ended June 30, 2004. No balance was outstanding with regards to these payments as at June 30, 2004.

(b) On July 21, 2003, the Company entered into a 60-day review period on the North West Operations designed to restore the operations to profitability. On August 25, 2003, management announced a proposal to meet this target. This proposal was submitted to all stakeholders, including organized labor, the Department of Labour and the Department of Minerals and Energy for their input. Agreement was reached with all labor organizations and the process was finally completed on September 21, 2003, with some 2,400 employees retrenched with the placing of certain infrastructure (Number 6 Shaft at the Harties Section) on a “care and maintenance” program. In addition Number 11 Shaft at the Buffels Section of the North West Operations was closed in April 2004 leading to the retrenchment of 600 employees. The total retrenchment costs for the North West Operations for fiscal 2004, were $7.1 million. No balance was outstanding with regards to these payments as at June 30, 2004.

During fiscal 2003, the Group initiated an exercise between the North West Operations and the Blyvoor Section, to centralize certain services provided to both mines. This resulted in the retrenchment of 363 employees at a cost of $0.8 million.

During fiscal 2002, the North West Operations initiated a voluntary retrenchment project, to reduce the production cost base. This resulted in the retrenchment of 133 employees at a cost of $0.3 million.

(c) During fiscal 2003 two directors retired from active duty. Retrenchment payments of $0.1 million were made to Mr. V. Hoops (HR Director) and $0.4 million to Mr. F. Coetzee (Chief Operating Officer). No balance was outstanding with regards to these payments as at June 30, 2003.

6. IMPAIRMENT OF ASSETS

	Year	Year	Year
	ended	ended	ended
	June 30,	June 30,	June 30,
	2004	2003	2002
	$’000	$’000	$’000
Mining assets
- Durban Deep Section (a)	—	—	2,167
- North West Operations (b)	1,373	—	—
Other assets (c)	1,868	—	—
Goodwill (d)	1,025	—	—

	4,266	—	2,167

(a) In view of continued low Rand gold prices and high cost of production, and cessation of operational synergies between Durban Deep Section and Randfontein Estates, underground mining operations ceased permanently at Shaft Numbers 6, 7 and 9 and the Circular Shaft. This closure of the underground mining operations has resulted in a write down to zero of the related mining assets.

(b) In view of continued low Rand gold prices, the planned expansion project at the South Plant of the North West Operations was abandoned. Accordingly initial capital expenditures incurred were written off.

(c) Consistent with the Group’s black economic empowerment strategy, the West Wits Operations’ assets were sold during fiscal 2003 to a black economic empowerment partner, Bophelo Trading (Pty) Limited, subsequently renamed Mogale Gold (Pty) Limited. During fiscal 2004, Mogale has been placed under judicial management and the balance of the purchase price owed is therefore seen to be irrecoverable. In addition, funds advanced to Khumo Bathong Holdings (Pty) Limited have been impaired as the most significant asset owned by this entity is its 60% interest in CGR and ERPM, which are currently experiencing liquidity problems.

(d) As a result of the losses recorded by Net-Gold Services Limited, goodwill recorded on the acquisition has been impaired (refer Note 14).

7. DEFERRED INCOME AND MINING TAX

	Year	Year	Year
	ended	ended	ended
	June 30,	June 30,	June 30,
	2004	2003	2002
	$’000	$’000	$’000
(Loss)/profit before tax and other items
South Africa	(43,231)	69,891	(89,977)
Foreign	10,545	(7,127)	(4,596)

	(32,686)	62,764	(94,573)

(a) Income and mining tax and expenses
Current income and mining tax
Foreign	(7,165)	—	—
Current non-mining income tax
South Africa	(223)	—	(36)
Deferred income and mining tax
South Africa	(5,532)	(59,890)	42,855
Foreign	(1,310)	(330)	45
Prior year rate change	—	18,455	—
Secondary tax on companies	—	—	—

Total income and mining tax (expense)/benefit	(14,230)	(41,765)	42,864

Mining tax on mining income in South Africa is determined based on a formula which takes into account the profit and revenue from mining operations during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate. The tax rates applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared, which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing gold mining companies had the option to elect to be exempt from STC.

If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2004, 2003 and 2002, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 46% and 38%, respectively. During those same years the tax rates for companies that did not elect the STC exemption were 37% and 30%, respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of 46% for mining income and 38% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 37% tax on mining income and 30% for non-mining income. However, with the exception of Blyvoor, all of the Company’s subsidiaries elected the STC exemption. Any dividends paid by Blyvoor, being a wholly-owned subsidiary of the Company, would be exempt from STC. Any dividends paid by the Company, to the extent that they are paid out of income from Blyvoor, will be subject to STC.

7. DEFERRED INCOME AND MINING TAX (continued)

South African deferred taxation has been provided at the effective mining rate applicable in terms of the mining tax formula to the relevant operations at either 37% or 46% (fiscal 2003: 37% or 46%; fiscal 2002: 30%), while the Australasian deferred tax has been provided at the Australian statutory tax rate of 30% (fiscal 2003: 30%; fiscal 2002: 30%). Material items causing the Group’s income tax provision to differ from the estimated effective mining tax rates were as follows:

	Year	Year	Year
	ended	ended	ended
	June 30,	June 30,	June 30,
	2004	2003	2002
	$’000	$’000	$’000
Mining tax at estimated effective rate	11,772	(16,549)	26,540
Non-mining tax at statutory rate	5,645	(19)	(1,264)
Foreign tax at statutory rates	(6,545)	—	2,099

Taxation at normal rates	10,871	(16,568)	27,375
Non-deductible expenditure	(21)	(9,904)	(9,478)
Non-taxable income	452	8,105	1,114
Additional tax expense relating to the prior year	(223)	—	—
Rate change	—	18,455	—
Valuation allowances	(25,309)	(41,853)	23,853

Income and mining tax (expense)/benefit as reported	(14,230)	(41,765)	42,864

(b) Deferred income and mining tax liabilities and assets:

	June 30,	June 30,
	2004	2003
	$’000	$’000
South Africa
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2004 and 2003, relate to the following:
Gross deferred income and mining tax liabilities:	(30,474)	(29,793)

Mining assets	(30,474)	(29,052)
Inventories	—	(741)

Gross deferred income and mining tax assets:	126,582	117,079

Assessable tax loss carried forward	96,338	60,152
Unredeemed capital expenditure	23,743	29,851
Provision for environmental rehabilitation	1,590	2,154
Financial instrument liability	1,143	15,315
Inventories	28	—
Other provisions	3,740	9,607

Deferred income and mining tax valuation allowances	(96,108)	(82,176)

Deferred income and mining tax (liabilities)/assets	—	5,110

Net deferred income and mining tax liability - long-term	(982)	(3,756)
Net deferred income and mining tax asset - current	982	8,866

7. DEFERRED INCOME AND MINING TAX (continued)

	June 30,	June 30,
	2004	2003
	$’000	$’000
Australasia
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2004 and 2003, relate to the following:
Gross deferred income and mining tax liabilities:	(23,780)	—

Mining assets	(13,920)	—
Inventories	(9,852)	—
Other	(8)	—

Gross deferred income and mining tax assets:	2,932	—

Assessable tax loss carried forward	499	—
Provision for environmental rehabilitation	1,584	—
Other provisions	849	—

Deferred income and mining tax valuation allowances	(260)	—

Deferred income and mining tax liabilities	(21,108)	—

Net deferred income and mining tax liability - long-term	(12,022)	—
Net deferred income and mining tax liability - current	(9,086)	—
Total
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2004 and 2003, relate to the following:
Gross deferred income and mining tax liabilities:	(54,254)	(29,793)

Mining assets	(44,394)	(29,052)
Inventories	(9,852)	(741)
Other	(8)	—

Gross deferred income and mining tax assets:	129,514	117,079

Assessable tax loss carried forward	96,837	60,152
Unredeemed capital expenditure	23,743	29,851
Provision for environmental rehabilitation	3,174	2,154
Financial instrument liability	1,143	15,315
Inventories	28	—
Other provisions	4,589	9,607

Deferred income and mining tax valuation allowances	(96,368)	(82,176)

Deferred income and mining tax (liabilities)/assets	(21,108)	5,110

Net deferred income and mining tax liability - long-term	(13,004)	(3,756)
Net deferred income and mining tax liability - current	(8,104)	—
Net deferred income and mining tax asset - current	—	8,866

The classification of deferred income and mining tax assets and liabilities is based on the related asset or liability creating the deferred tax. Valuation allowances have been provided on deferred tax assets arising out of assessed losses and unredeemed capital expenditure because it is more likely than not that these losses and unredeemed capital expenditures will not be utilized in the foreseeable future.

The valuation allowance was $63.3 million as of July 1, 2001. During the years ending June 30, 2002, 2003 and 2004, the valuation allowance decreased by $56.3 million and increased by $75.2 million and $14.2 million respectively. These movements include foreign exchange differences.

7. DEFERRED INCOME AND MINING TAX (continued)

As at June 30, 2004 and June 30, 2003 the Group had estimated tax losses carried forward consisting of:

			Unredeemed
			capital
	Tax losses		expenditure
	2004	2003	2004	2003
	$’m	$’ m	$’m	$’m
The Company	16.5	24.6	21.1	18.2
South African subsidiaries	210.8	112.2	41.0	51.3
Australasian subsidiaries	1.7	—	—	—

Total	229.0	136.8	62.1	69.5

The estimated tax losses of the Company and its subsidiaries have no expiry date. Should a subsidiary cease to trade, the estimated tax losses would be forfeited.

Unremitted earnings of foreign subsidiaries and foreign joint ventures

No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or joint ventures because it is expected that such earnings will be permanently reinvested in these foreign entities.

The distribution of these undistributed earnings of $7.5 million at June 30, 2004 by DRD (Isle of Man), in Isle of Man, Porgera and the Tolukuma Section in Papua New Guinea, and other foreign entities would result in income and foreign withholding taxes of approximately $2.3 million.

8. RECEIVABLES

	June 30,	June 30,
	2004	2003
	$’000	$’000
Trade accounts receivable	7,583	14,735
Less: allowances for doubtful debts – trade accounts receivables	(93)	(353)
Interest receivable	899	—
Taxation receivable	4,952	3,640
Prepayments of insurance	2,435	3,328
Receivable from associates — management fee	321	1,255
Payroll paid in advance	3,417	494
Amounts owing by related parties (a)	5,024	4,220
Less: allowances for doubtful debts — related parties	(5,024)	(4,220)

Current receivables	19,514	23,099
Non-current receivables
Amounts owing by related parties (b)	841	706
Less: allowances for doubtful debts — related parties	(841)	—

Total receivables	19,514	23,805

Disclosed as current receivables	19,193	21,844
Disclosed as current receivables owing by related parties	321	1,255
Disclosed as non-current related party receivables	—	706

	19,514	23,805

	June 30,	June 30,	June 30,
	2004	2003	2002
	$’000	$’000	$’000
Reconciliation of allowances for doubtful debts - related parties
Opening balance	4,220	3,040	—
Charge to statement of operations	765	—	3,115
Foreign exchange	880	1,180	(75)

Closing balance	5,865	4,220	3,040

8. RECEIVABLES (continued)

	June 30,	June 30,	June 30,
	2004	2003	2002
	$’000	$’000	$’000
Reconciliation of allowances for doubtful debts – trade accounts receivable
Opening balance	353	122	26
(Credit)/charge to statement of operations	(298)	151	104
Foreign exchange	38	80	(8)

Closing balance	93	353	122

a) Amounts owing by related parties comprise amounts due from CAM for the option over the Sale Shares, which have been fully provided for (refer Note 3).

b) Amounts owing by KBH arising from the sale of 60% of CGR (refer Note 3). These loans have been fully provided for in fiscal 2004.

9. INVENTORIES

	June 30,	June 30,
	2004	2003
	$’000	$’000
Gold-in-progress	3,258	1,816
Supplies	13,235	6,096
Ore stock pile	32,006	—

	48,499	7,912
Less: non-current inventories (Ore stock pile)	(32,006)	—

	16,493	7,912

10. MINING ASSETS

	June 30,	June 30,
	2004	2003
	$’000	$’000
Mining properties, mine development costs and mine plant facilities and equipment
Cost	327,115	219,969

Opening balance	219,969	182,700
Impairment	(1,549)	—
Additions	26,917	13,414
Asset retirement obligation raised in the current year	2,538	—
Adoption of SFAS 143 - Asset Retirement Obligations	—	548
Disposals	(3,480)	(1,865)
Acquired through business combinations	63,812	—
Disposed through sale of subsidiary	—	(31,885)
Foreign exchange	18,908	57,057

Accumulated depreciation and amortization	(170,172)	(136,712)

Opening balance	(136,712)	(110,516)
Impairment	176	—
Depreciation and amortization	(30,135)	(10,602)
Disposed through sale of subsidiary	—	17,999
Foreign exchange	(3,501)	(33,593)

Net book value	156,943	83,257

Certain assets, with a net book value of $29.0 million, have been pledged as security for long-term borrowings. Refer Note 18.

Included in mining assets are deferred stripping costs as follows:

	June 30,	June 30,
	2004	2003
	$’000	$’000
Deferred stripping costs
Cost	4,075	—

Opening balance	—	—
Additions	4,075	—
Accumulated depreciation and amortization	(548)	—

Opening balance	—	—
Depreciation and amortization	(548)	—

Net book value	3,527	—

11. NON-CURRENT ASSETS

	June 30,	June 30,
	2004	2003
	$’000	$’000
Listed investments (a)	12,333	7,927

Cape Tel Limited	2	1
Drillsearch Energy Limited	69	67
Emperor Mines Limited	12,255	7,852
Startrack Communications Limited	7	7

Unlisted investments (b)	2,392	1,725

Rand Refinery Limited	1,888	1,586
The Employment Bureau of Africa	501	112
Other	3	27

Amounts contributed to environmental trust funds (c)	22,841	17,903

	37,566	27,555

(a) These investments are classified as available for sale, and are accounted for at fair value.

Unrealized gains and losses related to investments that are included in accumulated other comprehensive loss are summarized below:

	June 30,	June 30,
	2004	2003
	$’000	$’000
Gross unrealized holding gains	4,403	—
Gross unrealized holding losses	—	(1,759)

A realized gain of $0.1 million was recorded in fiscal 2004, a gain of $0.2 million was recorded in fiscal 2003 and a loss of $0.9 million was recorded in fiscal 2002.

(b) Unlisted investments comprise investments in various unlisted companies in South Africa, the fair value of which is not directly available from market quotations. The directors of the Company perform valuations of the investments on an annual basis to ensure that an other than temporary decline in the value of the investments has not occurred.

(c) Amounts have been contributed to irrevocable trusts under the Company’s control. The monies in the trust are invested primarily in interest bearing debt securities and may be used only for environmental rehabilitation purposes.

12. JOINT VENTURE

The unincorporated mining joint venture for which the statement of operations and balance sheet has been proportionately consolidated is as follows:

	2004	2003
	percentage held	percentage held
Porgera Joint Venture	20%	0%

Together with Placer Dome Inc. and Mineral Resources Enga, DRD (Porgera) Limited, is a participant in the Porgera Joint Venture. Each joint venture partner has an undivided holding in the mineral tenements forming part of the mine, and in a proportionate share of the mine’s production and costs, through a joint venture agreement. Each joint venture partner is responsible for the sale of their proportionate share of production.

12. JOINT VENTURE (continued)

The summarized financial statements of DRD (Porgera) Limited reflect the revenue received for their 20% share of production at the mine, as well as administrative costs, including depreciation and amortization, and taxation incurred by DRD (Porgera) Limited, in addition to their proportionate share of the costs incurred by the joint venture.

The Group acquired its 20% interest in the Porgera Joint Venture in Papua New Guinea on October 14, 2003. Accordingly no comparative information is disclosed.

Summarized financial statements of DRD (Porgera) Limited, including the joint venture which has been proportionately consolidated, are as follows (from date of acquisition):

June
30,2004
$’000
Statement of income for the period
Revenues	60,445
Costs and expenses	30,311

Production costs	31,650
Movement in gold in process	(1,499)
Movement in rehabilitation provision, reclamation and closure costs	160

Gross profit	30,134
Other operating expenses
Depreciation and amortization	9,260
Selling, administration and general charges	2,243

Net operating income	18,631
Interest and dividends	9
Interest expense	(1,103)

Profit before tax	17,537
Income and mining tax expense	(8,475)

Net profit	9,062

Balance sheet at June 30
Current assets	17,498

Cash and cash equivalents	6,333
Receivables	1,768
Receivables owing by Group companies	1,897
Inventories	7,500

Mining Assets	61,741
Other Assets	32,006

Non-current inventories	32,006

Total Assets	111,245
Current liabilities	(39,740)

Accounts payable and accrued liabilities	(7,528)
Payables owing to Group companies	(29,384)
Income and mining taxes payable	(2,828)

Non-current liabilities	(27,508)

Deferred income and mining tax	(21,108)
Provisions for environmental rehabilitation, reclamation and closure costs	(6,400)

Net assets	43,997

13. INVESTMENTS IN UNLISTED ASSOCIATES

The principal associate is Crown Gold Recoveries (Pty) Limited, a company incorporated in South Africa. The Group holds a 40% interest in this associate, which it equity accounts.

	June 30,	June 30,
	2004	2003
	$’000	$’000
Opening carrying amount	—	—
Acquired during year through the sale of a subsidiary company	—	4,234
Advances to associates	8,827	5,218
Impairment of advances to associates	—	(5,218)
Net share of results in associates	(8,827)	(4,234)

Share of results before tax	(8,827)	(4,208)
Share of tax	—	(26)

Closing carrying amount	—	—

The following has been recognized in the Statement of Operations:
Equity in loss from associates	—	(4,234)
Losses applied to advances to associates	(8,827)	—
Impairment of advances to associates	—	(5,218)

	(8,827)	(9,452)

On July 1, 2002, the Company sold 60% of its wholly owned subsidiary company, Crown Gold Recoveries (Pty) Limited to Khumo Bathong Holdings (Pty) Limited in a transaction consistent with the Company’s black economic empowerment strategy (refer Note 3). In the prior year, the results of this company had been consolidated into the results of the Group. Effective July 1, 2002, the Company’s remaining 40% interest has been treated as an investment in an associate and equity accounted.

14. GOODWILL

	June 30,	June 30,
	2004	2003
	$’000	$’000
Goodwill on acquisition of Net-Gold Services Limited (refer Note 3)	1,095	—
Impairment of goodwill (refer Note 6)	(1,025)	—
Foreign exchange	(70)

	—	—

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	June 30,
	2004	2003
	$’000	$’000
Trade accounts payable	34,506	16,116
Accrual for leave pay provisions	13,410	19,522
Payroll and other compensation payable	13,206	13,987
Other	31	339

	61,153	49,964

16. DERIVATIVE INSTRUMENTS

	June 30,	June 30,
	2004	2003
	$’000	$’000
Gold for electricity contract (a)	(3,090)	(30,903)
Call positions bought (b)	—	6,563
Interest rate swap agreement (c)	(1,984)	(1,818)

	(5,074)	(26,158)

Disclosed under non-current liabilities	(4,765)	(17,169)
Disclosed under current liabilities	(309)	(15,552)
Disclosed under current assets	—	6,563

	(5,074)	(26,158)

(a) This amount comprises the fair value of the gold for electricity contract entered into by the Company. Changes in fair value have been recorded as loss/(profit) on derivative instruments in the statement of operations. The fair value represents the difference between the contract price that was agreed on the date of the transaction and the forward price on June 30, 2004, (refer to Note 22 for further details of quantities and the timing of settlement). The liability of $3.1 million reflects the fair value as at June 30, 2004 when the gold price was R2,451 per ounce against an average contract price of R2,256 per ounce. The gold price adjustment is based on the notional amount of 15,000 ounces of gold multiplied by the difference between the contracted gold price, which is the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM fix for each business day in the calculation period. During fiscals 2004, 2003 and 2002 the realized and unrealized gain/(loss) included in loss/(profit) on derivative instrument for this instrument amounted to a loss of $1.4 million, a gain of $43.8 million and a loss of $56.2 million, respectively.

b) This amount reflects the fair value of call positions bought during fiscal 2003 by the Company. These contracts were closed out during fiscal 2004. No new positions have been entered into. During fiscal 2004, fiscal 2003 and fiscal 2002 the realized and unrealized gain/(loss) included in loss/(profit) on derivative instrument for this instrument amounted to a loss of $0.1 million, a gain of $2.1 million and $nil million, respectively.

16. DERIVATIVE INSTRUMENTS (continued)

c) This amount reflects the fair value of the interest rate swap agreement that was entered into to manage the interest rate and currency risk on the bi-annual interest payments of the convertible notes which were issued in fiscal 2003. The interest rate swap has not been accounted for as a hedge. Changes in fair value have been recorded as loss/(profit) on derivative instruments in the statement of operations. The fair value represents the difference between the fixed coupon rate of 6% per annum and the forward Johannesburg Interbank Acceptance Rate, or JIBAR, plus 20 interest basis points together with the spot and forward US$ exchange rate with reference to the coupon amount payable bi-annually. At June 30, 2004, the six month JIBAR rate was 8.313%. During fiscal 2004 and fiscal 2003 the realized and unrealized gain/(loss) included in loss/(profit) on the interest rate swap amounted to a loss of $1.7 million and a loss of $1.5 million, respectively.

17. PROVISION FOR ENVIRONMENTAL REHABILITATION, RECLAMATION AND CLOSURE COSTS

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the total future costs for the mines, in current monetary terms, will be $39.1 million at June 30, 2004 (2003: $24.6 million). The costs associated with sealing off all potential water ingress points at the Durban Deep and West Wits Sections have been included in the provisions for environmental rehabilitation. The estimates are prepared on an annual basis by the Group’s Environmental Manager in accordance with the Company’s rehabilitation plans. The relevant rehabilitation plan is submitted to local authorities for approval and the provision is adjusted accordingly to reflect changes therein.

Amounts have been contributed to irrevocable trusts (refer Note 11) under the Group’s control. The monies in the trusts are invested primarily in interest bearing debt securities and may be used only for environmental rehabilitation purposes. The Group intends to finance the ultimate rehabilitation costs from the money invested with the trust funds, as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up.

	June 30,	June 30,
	2004	2003
	$’000	$’000
Provision for asset retirement obligations
Balance at the beginning of the year	16,951	11,658
Adoption of SFAS 143 - Asset Retirement Obligations	—	720
Foreign exchange	3,466	4,628
Disposed of through sale of subsidiaries	—	(684)
Asset retirement obligation arising during period	2,538	—
Accretion	1,974	629

Closing balance	24,929	16,951

17. PROVISION FOR ENVIRONMENTAL REHABILITATION, RECLAMATION AND CLOSURE COSTS (continued)

	June 30,	June 30,
	2004	2003
	$’000	$’000
Provision for environmental rehabilitation costs
Opening balance	7,676	6,270
Foreign exchange	1,339	2,254
Acquired through purchase/(disposed of through sale) of Joint Venture and subsidiaries	3,682	(1,633)
Accretion	1,481	785

Closing balance	14,178	7,676

Provision for environmental rehabilitation	39,107	24,627

The provision for asset retirement obligations relates to expected costs associated with the demolition of gold plants, shaft headgear and shaft infrastructure.

The provision for environmental rehabilitation costs relates to the expected costs associated with the revegetation of tailings dams, revegetation of rock dumps and the rehabilitation of open cast areas.

Included in the net book value of the mining asset balance are asset retirement costs, relating to the following mines:

	June 30,	June 30,
	2004	2003
	$’000	$’000
Blyvoor	318	267
North West	389	327
Porgera	5,498	—
Tolukuma	21	48

	6,226	642

18. LONG-TERM LOANS

	June 30,	June 30,
	2004	2003
	$’000	$’000
These comprise loans from:
Secured
Industrial Development Corporation, or IDC (a)	5,281	5,738
Mineral Resources Development Company (Proprietary) Limited (b)	—	659
First National Bank Limited (c)	—	84
Hire purchase creditors (d)	—	35
Bank of South Pacific Limited (e)	—	1,603
Unsecured
Senior Convertible Notes (f)	61,134	61,422
Investec Bank Limited (g)	2,765	—
CAWMS Post Retirement Medical Liability (h)	—	1,479
J Aron and Company (i)	—	6,412
UBS AG (j)	—	4,785

	69,180	82,217
Less: Payable within one year shown under current liabilities	(9,315)	(19,068)

Total long-term liabilities	59,865	63,149

The terms and conditions, including interest rates, attaching to the above loans are given in the narrative below:

(a) On July 18, 2002, Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, entered into a loan agreement with the Industrial Development Corporation, or IDC, for R65.0 million ($10.4 million) specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor expansion project. The loan bears interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. As of June 30, 2004, the interest rate on this loan stood at 10.5% per annum and $5.3 million had been drawn down. The loan is repayable in 48 monthly installments starting from September 2003.

The loan was secured over the Blyvoor metallurgical plant and gold lock-up, with a net book value of $29.0 million at June 30, 2004. The loan agreement prohibits the Company from disposing of or further encumbering the assets covered by the special notarial bond and places restrictions over its ability to change the business of Blyvoor.

(b) On November 20, 1997, Dome Resources NL entered into a loan agreement with the Mineral Resources Development Company (Proprietary) Limited, or MRDC, by which MRDC provided a loan to Tolukuma Gold Mine, or Tolukuma, denominated in Australian Dollars. The loan was repayable in 4 equal semi-annual installments, with the first payable June 30, 2002 and the last payable December 31, 2003. Interest was payable at 9% per annum. The loan was secured by a fixed and floating charge over the assets of Tolukuma. This loan was settled during fiscal 2004.

(c) The mortgage loan bore interest at 0.75% below prime lending rate offered by First National Bank of South Africa Limited on overdraft. The loan was repayable over 60 months, which commenced on July 1, 1999 and was collateralized by a first covering mortgage bond over Stand 752, Parktown Extension 1 and a deed of suretyship signed by the Company. This loan was settled during fiscal 2004.

18. LONG-TERM LOANS (continued)

(d) In November 2000, Dome entered into a master finance lease agreement with Volvo Truck Finance Australia (Pty) Limited, or Volvo, for the lease of two articulated dump trucks to transport ore from the mine in Tolukuma to the metallurgical plant. The initial value of the lease was A$1 million. The principal was paid in 35 equal monthly installments. Interest on the lease was payable at a rate of 12% per annum. This lease agreement was settled during fiscal 2004. At the termination of the lease, the equipment was returned to Volvo.

(e) On August 22, 2001, the Company entered into an agreement with Bank of South Pacific Limited by which Bank of South Pacific Limited provided a loan to Tolukuma denominated in Australian Dollars. The loan was repayable in equal monthly payments of principal and interest over a period of three years. Interest was payable at the Indicator Lending Rate in Papua New Guinea plus 4% per annum. The loan was secured by a fixed and floating charge over the assets of Tolukuma, Dome Resources (PNG) Limited and Dome Resources NL. This loan was settled during fiscal 2004.

(f) On November 12, 2002, the Company issued $66,000,000 of 6% Senior Convertible Notes due 2006, in a private placement. The interest payments of 6% per annum are payable semi-annually on May 12 and November 12 of each year. The Company issued the notes at a purchase price of 100% of the principal amount thereof. If not converted, or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006.

The notes are convertible at any time at the option of the holder into the Company’s ordinary shares, or American Depositary Shares, or ADSs, at a conversion price of $3.75 per share or ADS, subject to adjustment in certain events if the cumulative adjustments amount to 1% or more of the conversion rate.

The Company may redeem the notes, in whole or in part, at any time after November 12, 2005, at a redemption price equal to 100% of the principal amount of the notes to the redeemed, plus accrued original issue discount, plus accrued and unpaid interest, if any, to but excluding, the date of redemption on giving not less than 30 nor more than 60 days notice if (1) the closing price of its ADSs on the Nasdaq SmallCap Market or substitute national securities exchange has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately before the date of mailing of the provisional redemption notice and (2) the shelf registration statement covering the resale of the notes and the ordinary shares and ordinary shares underlying the ADSs issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for 30 days following the provisional redemption date, unless registration in no longer required.

If there is a change in control of the Company, holders of the notes have the right to require it to repurchase their notes, at 102.5% of the principal amount of the notes.

In connection with the offering of the notes, the Company entered into a registration rights agreement with the initial purchaser of the notes. This agreement obligated the Company to file with the SEC a shelf registration statement with respect to the offer and sale of the notes and the ordinary shares or the ordinary shares underlying the ADSs issuable upon conversion of the notes. On September 30, 2003 the SEC declared effective the Company’s registration statement of Form F-3 pertaining to the notes. To date, no notes have been converted.

In connection with the delay in the registration of the notes, the Company incurred liquidated damages payable to the note holders in the amount of $1.2 million, which have been included in interest expense in the statement of operations for fiscal 2003.

18. LONG-TERM LOANS (continued)

The notes are presented in the consolidated balance sheet as follows:

	June 30,	June 30,
	2004	2003
	$’000	$’000
Opening balance	61,422	66,000

Liability portion	47,750	49,382
Derivative portion (1)	13,672	16,618

Amortization of capitalized issuance costs, net of additional expenses incurred (2)	897	(3,044)
Interest accrued (3)	5,932	4,669
Interest payment	(3,960)	(1,980)
Change in fair value of derivative portion (1)	(2,270)	(2,946)
Foreign exchange	(887)	(1,277)

Closing balance	61,134	61,422

Liability portion	49,732	47,750
Derivative portion (1)	11,402	13,672

(1) The conversion option embedded in the notes is accounted for as an embedded derivative instrument under SFAS133. The option does not qualify for hedge accounting. The embedded derivative instrument is carried at fair value, such fair value being determined on the residual cash flow method, with changes in fair value included in the statement of operations in the period in which the change occurs and classified as loss/(profit) on derivative instruments.

(2) The issuance costs relating to the convertible loan note have been capitalized, and are being amortized over the life of the instrument.

(3) Interest on the notes is calculated on the effective yield basis, at an effective rate of 7.05% per annum.

Included in unrealized foreign exchange gains, is a gain of $10.6 million and $11.2 million in fiscals 2004 and 2003, relating to foreign exchange movements on the convertible note.

(g) On June 24, 2004, Investec Bank Limited, or Investec, granted the Company a R100.0 million (June 30, 2004: $15.9 million) loan facility. Draw downs are to be made in the prescribed form and are at Investec’s discretion. The facility bears interest at the three-month Johannesburg Interbank Acceptance Rate, or JIBAR, plus 300 basis points. As at June 30, 2004, the interest rate was 10.95%. The Company may elect to repay the facility in cash or by the issue of Durban Roodepoort Deep, Limited ordinary shares, valued at the market price of the shares on the date of settlement. The balance owing at June 30, 2004, was settled on August 3, 2004 through the issue of shares (refer Note 25).

(h) In September 2001, the Group voluntarily accepted liability for certain post retirement medical benefits of employees who were members of various medical schemes arranged by the Group. The liability was payable over five years, with no interest and was unsecured. This liability was settled during fiscal 2004.

(i) During the fourth quarter of fiscal 2002, the Company closed out its hedge position with J Aron & Company recording a loss on the close out of the positions. The liability was payable over the next 12 months, without interest and was unsecured. This obligation was settled during fiscal 2004.

18. LONG-TERM LOANS (continued)

(j) During the fourth quarter of fiscal 2002, the Company closed out its hedge position with UBS AG recording a loss on the close out of the positions. The liability was payable over the next 12 months, was unsecured and was payable without interest. This liability was settled during fiscal 2004.

Long-term loans are scheduled for repayment in the 12 months to:

June 30,
2004
$’000
30 June 2005	9,315
30 June 2006	6,551
30 June 2007	53,314
30 June 2008 onwards	—

69,180

	June 30,	June 30,
	2004	2003
	$’000	$’000
Currencies in which long-term loans are denominated are as follows:
United States Dollars	61,134	72,619
South African Rands	8,046	7,303
Australian Dollars	—	2,295

	69,180	82,217

The Group has undrawn committed borrowing facilities of $2.9 million (June 30, 2003: $3.0 million) from the Industrial Development Corporation and bank overdraft facilities of $1.8 million (June 30, 2003: $4.0 million) of which $1.8 million (June 30, 2003: $3.9 million) had been utilized at year-end. On June 24, 2004, the Company agreed a $15.9 million loan facility with Investec. As at June 30, 2004, $2.8 million had been utilized and has been included in short-term portion of long-term liabilities payable.

19. STOCKHOLDERS EQUITY

Ordinary shares:

June 30, 2004

During the year ended June 30, 2004, the Company issued 41,463,639 no par value shares at market value to certain institutional investors, in exchange for gross cash proceeds of $107.4 million. In addition 6,643,902 no par value shares, with a value of $16.7 million, were issued to Oil Search Limited in final settlement of the Porgera Joint Venture acquisition price (refer Note 3).

June 30, 2003

During the year ended June 30, 2003, the Company issued 4,794,889 shares at market value to Khumo Bathong Holdings (Pty) Limited in exchange for gross cash proceeds of $6.8 million.

19. STOCKHOLDERS EQUITY (continued)

June 30, 2002

During the year ended June 30, 2002, the Company issued 12,000,000 shares at market value to certain institutional investors in exchange for gross cash proceeds of $43.5 million.

Cumulative preference shares:

The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company’s ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploration or the disposal of the Argonaut mineral rights acquired from Randgold & Exploration Company Limited in September 1997.

If the preference dividend described above in respect of any prescribed period (is in arrears for more than six months at the date on which the notice convening a general meeting is posted to the Company’s members, the holder of the cumulative preference share shall be entitled to vote on all the resolutions which are to be proposed at the general meeting.

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

Durban Deep “C” options:

The Company has authorized but not issued 10,000,000 Durban Deep “C” options on ordinary shares at an exercise price of R15 per ordinary share which are exercisable at any time during the period from the date on which the option is issued to a date not later than five years from the date of issue. These options are to be used as consideration for acquisitions by the Company.

20. (LOSS)/PROFIT PER SHARE

(Loss)/profit per share is calculated based on the (loss)/profit divided by the weighted average number of shares in issue during the year. Fully diluted (loss)/profit per share is based upon the inclusion of potential common shares with a dilutive effect on (loss)/profit per share.

	For the year ended June 30, 2004
	Loss		Per-share
	$ 000	Shares	amount
	(Numerator)	(Denominator)	$ cents
Basic and fully diluted loss per share
Shares outstanding July, 1, 2003		184,222,073
Weighted average number of shares issued - 2004		32,287,770

Net loss applicable to common stockholders	(55,750)	216,509,843	(26)

Anti-dilutive shares (shares underlying Convertible Notes)		17,600,000
Anti-dilutive shares (shares underlying staff options allocated)		621,713

20. (LOSS)/PROFIT PER SHARE (continued)

There is no dilution in loss per share for the fiscal year ended June 30, 2004 as the effect of dilutive securities in issue would have been anti-dilutive as the Company recorded a loss for the year.

	For the year ended June 30, 2003
	Profit		Per-share
	$ 000	Shares	amount
	(Numerator)	(Denominator)	$ cents
Basic profit per share
Shares outstanding July, 1, 2002		177,173,485
Weighted average number of shares issued - 2003		6,127,180

Net profit before cumulative effect of accounting change	11,547	183,300,665	6

Cumulative effect of accounting change	(173)		—

Net profit applicable to common stockholders	11,374		6

Fully diluted profit per share
Weighted average number of shares as per basic profit per share		183,300,665
Weighted average dilutive number of shares underlying Convertible Notes	(2,598)	11,090,411
Weighted average dilutive number of shares underlying staff options allocated		2,943,230

Diluted net profit applicable to common stockholders	8,776	197,334,306	4

Cumulative effect of accounting change	173		—

Diluted net profit before cumulative effect of accounting change	8,949		4

	For the year ended June 30, 2002
	Loss		Per-share
	$ 000	Shares	amount
	(Numerator)	(Denominator)	$ cents
Basic and fully diluted loss per share
Shares outstanding July, 1, 2001		154,529,578
Weighted average number of shares issued - 2002		7,135,070

Net loss applicable to common stockholders	(51,709)	161,664,648	(32)

Anti-dilutive shares (shares underlying staff options allocated)		6,550,156

There is no dilution in loss per share for the fiscal year ended June 30, 2002 as the effect of dilutive securities in issue would have been anti-dilutive as the Company recorded a loss for the year.

21. EMPLOYEE BENEFIT PLANS

Pension and provident funds

In South Africa, the Group participates in a number of multi-employer industry-based retirement plans. All plans are governed by the Pension Funds Act, 1956. All the pension funds are actuarially valued at intervals of not more than three years using the projected benefit valuation basis. All pension funds have been valued during the last three years and were certified to be in a sound financial position. The provident funds are funded on the “money accumulative basis” with the members’ and Group’s contributions having been fixed in the constitutions of the funds. In Papua New Guinea retirement fund contributions are regulated by the Superannuation Act. According to the Act, the Group has to contribute 7% of the employee’s earnings to a local superfund (NASFUND), whilst the employee contributes 5% of their gross salaries and wages. Payments are made to the fund on a monthly basis.

The majority of the Group’s employees are covered by either of the above-mentioned funds. Fund contributions by the Group for the year ended June 30, 2004 amounted to $8.7 million (year ended June 30, 2003: $6.4 million; year ended June 30, 2002: $4.9 million).

Post-retirement benefits other than pensions

Prior to the Company’s acquisition of Blyvooruitzicht Gold Mining Company Limited, skilled workers (clerical workers and mine management) at that operation participated in multi-employer health plans, which paid certain medical costs. Employer contributions were determined on an annual basis by these health funds. Qualifying dependants received the same benefits as active employees. This benefit was no longer offered to employees joining subsequent to the acquisition.

Currently, no post-retirement benefits other than pensions are available to workers who are not part of the above multi-employer plans.

A subsidiary of the Company has voluntarily accepted liability for certain post-retirement medical benefits of employees who were members of various multi-employer medical schemes arranged by the Company. The fixed amount, which was determined based on negotiations between the Company and the various medical schemes, was payable with no interest over five years, was unsecured and was settled during fiscal 2004 (see Note 18(h)). The full cost of $1.8 million was expensed in fiscal 2002 in the statement of operations.

Long service awards

The Group participates in the Chamber of Mines of South Africa Long Service Awards Scheme, or the Scheme. The Scheme does not confer on any employee or other persons any right of payment of any award. In terms of the scheme, bonus payments may be made to certain employees, usually semi-skilled, upon reaching the age of 55, who have completed 15 years of continuous service in South African gold mining companies which are members of the Chamber of Mines of South Africa and the Employment Bureau of Africa, provided such service is not pensionable service. The Scheme lays down the rules under which an employee may be eligible for the award. The award is paid by the company for which the employee works upon becoming eligible for the award and electing to receive payment. All awards must be confirmed by the Chamber of Mines of South Africa before payment. The amount of the award is based on both the employee’s skill level and years of service with qualified gold mining companies.

The accumulated benefit obligation at June 30, 2004, is not significant. During fiscal 2004, the Company expensed $0.2 million (fiscal 2003: $0.1 million; fiscal 2002: $0.1 million) relating to the long service awards.

21. EMPLOYEE BENEFIT PLANS (continued)

Share option plan

The Company has an Employee Share Option Scheme, or ESOS, under which all employees may be granted options to purchase shares in the Company’s authorized, but unissued common stock. Unissued shares that have been reserved for the ESOS may not exceed 15% of the number of issued ordinary and preferred ordinary shares.

The number of issued and exercisable share options is approximately 3.6% of the issued ordinary share capital. The participants in the ESOS are fully taxed on any gains realized on the exercise of their options.

On October 24, 1997, the terms of the ESOS were amended. The amended terms applied to options outstanding at the date of the amendment and options to be issued thereafter. The exercise price of options is the lowest seven day trailing average of the closing market prices of an ordinary share on the Johannesburg Securities Exchange South Africa, or JSE, as confirmed by the Company’s directors, during the three months proceeding the day on which the employee is granted the option. Prior to the amendment, the exercise price was the closing JSE market price on the day preceding the grant date of the option. The vesting period for options is determined by the directors.

All options expire ten years after grant date.

During the fiscal years 1998 to 2004, the Company issued options, one quarter of which were exercisable six months after grant date, a further quarter of which are exercisable twelve months after grant date and a further quarter of which are exercisable annually thereafter. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
		Average		Average
		price per		price per
	Number of	share	Number of	share
	Shares	(in Rand)	Shares	(in Rand)
Balance at July 1, 2001	11,812,253	7.73	4,712,250	8.97
Granted	3,067,370	13.28
Exercised	(8,599,321)	7.95
Forfeited/lapsed	(679,938)	8.88

Balance at June 30, 2002	5,600,364	10.30	199,000	9.54
Granted	3,113,500	23.04
Exercised	(2,055,944)	8.26
Forfeited/lapsed	(1,012,863)	11.85

Balance at June 30, 2003	5,645,057	17.62	931,205	19.43
Granted	3,452,117	18.37
Exercised	(940,269)	8.56
Forfeited/lapsed	(388,167)	17.98

Balance at June 30, 2004	7,768,738	19.03	2,964,354	18.67

Average price per share is disclosed in South African Rand as the options are on ordinary shares and the option price is stated in South African Rand. As of June 30, 2004, the average price per share for outstanding options is $3.03 and average price per share for exercisable options is $2.98.

21. EMPLOYEE BENEFIT PLANS (continued)

For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in fiscal 2004 at exercise prices which exceeded the market price of the stock on grant date was Rnil (2003: Rnil; 2002: Rnil). The weighted average grant date fair value of the above options granted in fiscal 2004 at exercise prices, which were less than the market price of the stock on grant date, was R18.37 (2003: R8.07; 2002: R15.43).

The grant date fair value of these options was determined using a Black-Scholes pricing option model, applying the following weighted average assumptions:

	June 30,	June 30,	June 30,
	2004	2003	2002
Expected life (in years)	4	4	4
Risk free interest rate	9.24%	10.74%	11.19%
Volatility	31%	47%	46%
Dividend yield	0%	0%	0%

During fiscal 1998, the Company also issued certain options which were exercisable immediately, but which vested over a period of twelve months. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
		Average		Average
		price per		price per
	Number of	share	Number of	share
	Shares	(in Rand)	Shares	(in Rand)
Balance at July 1, 2001	24,250	7.00	24,250	7.00
Exercised	(20,000)	7.00
Forfeited/lapsed	(1,250)	7.00

Balance at June 30, 2002	3,000	7.00	3,000	7.00
Forfeited/lapsed	(3,000)	7.00

Balance at June 30, 2003	—	—	—	—

For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 1998 was R2.67. These options had an exercise price equal to the market price of the stock on grant date.

The grant date fair value of these options was determined using a Black-Scholes pricing option model, applying the following assumptions:

1998
Expected life (in years)	1
Risk free interest rate	15.25%
Volatility	85%
Dividend yield	0%

21. EMPLOYEE BENEFIT PLANS (continued)

During 2001, the Company also issued certain options, 51% which were exercisable immediately and the remainder after 6 months. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
		Average		Average
		price per		price per
	Number of	share	Number of	share
	Shares	(in Rand)	Shares	(in Rand)
Balance at July 1, 2001	1,145,000	4.52	—	—
Exercised	(1,145,000)	4.52

Balance at June 30, 2002	—	—	—	—

For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 2001 at exercise prices, which were less than the market price of the stock on grant date, was R2.98.

The grant date fair value of these options was determined using a Black-Scholes pricing option model, applying the following weighted average assumptions:

2001
Expected life (in years)	0.5
Risk free interest rate	11.23%
Volatility	72%
Dividend yield	0%

During 2002, the Company issued certain options, 25% which were exercisable immediately and the remaining 75% in equal tranches after 6, 12, 24 and 36 months. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
		Average		Average
		price per		price per
	Number of	share	Number of	share
	Shares	(in Rand)	Shares	(in Rand)
Balance at July 1, 2001	—	—	—	—
Granted	1,000,000	15.81
Exercised	(62,500)	15.81

Balance at June 30, 2002	937,500	15.81	187,500	15.81
Exercised	(227,125)	15.81
Forfeited/lapsed	(78,750)	15.81

Balance at June 30, 2003	631,625	15.81	305,375	15.81
Exercised	(43,750)	15.81
Forfeited/lapsed	(11,250)	15.81

Balance at June 30, 2004	576,625	15.81	419,125	15.81

21. EMPLOYEE BENEFIT PLANS (continued)

Average price per share is disclosed in South African Rand as the options are on ordinary shares and the option price is stated in South African Rand. As of June 30, 2004, the average price per share for outstanding options is $2.52 and average price per share for exercisable options is $2.52.

For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 2002 at exercise prices, all of which were less than the market price of the stock on grant date, was R19.08.

The grant date fair value of these options was determined using a Black-Scholes pricing option model, applying the following weighted average assumptions:

2002
Expected life (in years)	3
Risk free interest rate	12.58%
Volatility	49.7%
Dividend yield	0%

During 2002, the Company issued certain options, which were exercisable immediately. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable
		Average		Average
		price per		price per
	Number of	share	Number of	share
	Shares	(in Rand)	Shares	(in Rand)
Balance at July 1, 2001	—	—	—	—
Granted	611,000	8.37
Exercised	(591,708)	8.37
Forfeited/lapsed	(10,000)	8.37

Balance at June 30, 2002	9,292	8.37	9,292	8.37
Exercised	(9,292)	8.37

Balance at June 30, 2003	—	—	—	—

For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 2002 at exercise prices, all of which were less than the market price of the stock on grant date, was R6.20.

The grant date fair value of these options was determined using a Black-Scholes pricing option model, applying the following weighted average assumptions:

2002
Expected life (in years)	0
Risk free interest rate	12.79%
Volatility	23.4%
Dividend yield	0%

21. EMPLOYEE BENEFIT PLANS (continued)

The following tables summarize information relating to all employee stock options outstanding as June 30, 2004:

	Outstanding			Exercisable
		Weighted
		average	Weighted		Weighted
		contractual	average		average
	Number of	life (in	exercise	Number of	exercise
	Shares	years)	price	Shares	price
			(in Rand)		(in Rand)
Range of exercise prices (R)
R3.11 to R4.68	45,000	6.96	4.52	12,500	4.52
R4.69 to R6.99	238,500	6.34	6.37	238,500	6.45
R7.00 to R10.50	334,125	6.98	7.45	142,250	7.67
R10.51 to R14.35	15,000	5.32	10.81	10,000	10.95
R14.36 to R27.55	6,689,438	8.94	18.31	2,427,579	17.97
R27.56 to R36.08	1,023,300	8.31	29.35	511,650	29.36

	8,345,363	8.69	18.82	3,342,479	18.38

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents

The carrying value of cash and cash equivalents approximates their fair value due to the short-term maturity of these deposits. The Group attempts to minimize its credit risk by placing cash and cash equivalents with major banks and financial institutions located in South Africa, Australia and Papua New Guinea, after evaluating the credit ratings of the respective financial institutions. The Group believes that no concentration of credit risk exists in respect of cash and cash equivalents.

Derivative instruments

In the normal course of its operations, the Group is exposed to market risks, including commodity price, foreign currency, interest, liquidity and credit risks. The Company entered into transactions, which make use of derivative instruments, to economically hedge certain exposures. These instruments include interest rate swaps and gold lease rate swaps. The decision to use these types of transactions is based on the Company’s hedging policy, which precludes the forward selling of gold. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are marked-to-market through statement of operations in accordance SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” The Group does not hold or issue derivative financial instruments for speculative purposes.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Eskom gold for electricity contract

In October 2000, the Company entered into a contract to buy electricity from Eskom. Under the terms of the Company’s agreement, the Company pays Eskom the standard electricity tariff for all energy it consumes, including the 75 GWh per month specified in the contract. This contract expires in September 2005. In addition, every 12 month-period starting in October the Company adjusts the amounts paid in that period in accordance with an established formula based on the gold price.

The gold price adjustment is based on the notional amount of 15,000 ounces of gold multiplied by the difference between the contracted gold price, which is the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM fix for each business day in the calculation period.

The Company concluded that (1) the contract in its entirety does not meet the definition of a derivative instrument and therefore it does not have to be carried on the balance sheet at fair value; (2) the embedded gold for electricity forward contract possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract; and (3) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. Accordingly, the embedded derivative was separated from the host contract and carried at fair value.

As discussed in Note 16, the fair value of the gold for electricity contract was a liability of $3.1 million as at June 30, 2004 (June 30, 2003: a liability of $30.9 million). The fair value reflects the difference between the price that was agreed on the date of the transaction and the forward price on June 30, 2004. Therefore, the negative $3.1 million reflects the loss as at June 30, 2004 when the gold price was R2,451 per ounce against an average contract price of R2,256 per ounce. If the spot rand gold price is trading above the strike price of the gold for electricity contract, the instrument has a negative value and will result in the Company paying Eskom. Similarly, if the spot rand gold price is trading below the strike price of the gold for electricity contract, Eskom would pay the Company.

During fiscal 2004, the Company took advantage of the lower rand gold price and closed out 355,000 ounces of the Eskom gold for electricity contract in line with its policy of not hedging gold production, at a cost of $25.1 million. A total of 50,000 ounces remain outstanding at June 30, 2004 (405,000 ounces at June 30, 2003). To fund the closing out of 85,000 ounces of the Eskom hedge, the Company entered into a R100 million ($15.9 million) short-term loan facility with Investec Bank Limited, a South African bank.

	For the year ending
	June 30,
	2005	2006
Gold for electricity contract (by maturity)
Ounces (notional)	5,000	45,000
Average price (R/ounce)	2,256	2,256

The above table reflects the number of ounces committed and the average contract price over the remaining period of the contract.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Put options bought

Put options bought refer to the right, but not the obligation to sell a predetermined amount of gold at a predetermined price on a predetermined date. During fiscal 2003, the remaining put options were closed out. This resulted in a cash inflow of $7.1 million. Included in profit/(loss) on derivative instruments is $nil for fiscal 2004 and fiscal 2002, and a profit of $9.5 million for fiscal 2003, relating to this instrument.

Other positions

The Company had entered into a gold rate lease swap and call position transactions which had been accounted for in the financial statements on a mark-to-market basis in prior fiscal years, and which matured or were closed out in fiscal 2004.

During fiscal 2004, a gold lease rate swap for 109,875 ounces, at a rate of 0.20% matured.

A gold lease rate swap is a contract whereby the Company and a counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed lease rate based on that amount of gold and the other party pays a floating lease rate based on the same amount of gold. The Company had exposure to increases in the three-month lease rate up to June 2004. The volume the swap was based on decreases every quarter until it reached zero (by June 2004). Every quarter the Company received a fixed cash flow equal to 0.2% per annum of the volume and $280/oz, and paid the three-month floating lease rate converted at the then market spot rate.

During fiscal 2003, the Company bought call options as a risk management tool to protect the maximum exposure on the gold for electricity contract. Options covering a total of 272,110 ounces were purchased for $14.9 million. These contracts expire by September 2005. During fiscal 2004 the Company took advantage of the lower rand gold price and closed out 265,000 ounces of the Eskom gold for electricity contract in line with its policy of not hedging gold production. Accordingly the exposure for which the call options were bought as a risk management tool had been significantly reduced and the call options were closed out during fiscal 2004, recording a gain of $0.1 million. The fair value of the call positions bought was an asset of $6.6 million as at June 30, 2003.

Included in profit/(loss) on derivative instruments is a loss of $3.2 million for fiscal 2004, a profit of $40.9 million for fiscal 2003 and a loss of $91.0 million for fiscal 2002, respectively, relating to these instruments.

Concentration of credit risk

The Company believes that its financial instruments do not represent a concentration of credit risk, because the Group deals with a variety of major banks and financial institutions located in South Africa and Australia, after evaluating the credit ratings of the representative financial institutions. Furthermore, its debtors and loans are regularly monitored and assessed for recoverability. Where it is appropriate to raise a provision, an adequate level of provision is maintained.

In addition, the Group’s South African operations all deliver their gold to Rand Refinery Limited which refines the gold to saleable purity levels and then sells the gold, on behalf of the Group, on the bullion market. The gold is sold by Rand Refinery on the same day as it is delivered and settlement is made within two days. Once the gold has been delivered to Rand Refinery, the risks and rewards of ownership have passed.

The Tolukuma mining operation delivers its gold to one customer, N M Rothschild (Australia) and receives proceeds within two days. The concentration of credit risk in Australia is mitigated by the reputable nature of the customer and the settlement of the proceeds within two days.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The Porgera mining operation delivers its gold to AGR Matthey (Papua New Guinea) who refines the gold and then delivers it to the Bank of Western Australia Limited at a price negotiated by the Company. The concentration of credit risk in Papua New Guinea is mitigated by the reputable nature of the customer and the settlement of the proceeds within two days.

Foreign currency risk

The Group’s functional currency for the South African operations is the South African Rand and for the Papua New Guinea operations it is the Papua New Guinea Kina. Although gold is sold in US Dollars, the Company is obliged to convert these into Rands for its South African operations in terms of South African Reserve Bank, or SARB, regulations. The Company is thus exposed to fluctuations in the Dollar / South African Rand exchange rate. The Company conducts its operations in South Africa and Papua New Guinea. Currently, foreign exchange fluctuations affect the cash flow that it will realize from its operations as gold is sold in US Dollars while production costs are incurred primarily in Rands and Papua New Guinean Kina.

The Company’s results are positively affected when the Dollar strengthens against these foreign currencies and adversely affected when the Dollar weakens against the foreign currencies. The Company’s cash and cash equivalent balances are held in US Dollars, Rands and Australian Dollars; holdings denominated in other currencies are relatively insignificant. Certain of the Company’s financial liabilities are denominated in a currency other than the Rand (refer Note 18). The Company is thus exposed to fluctuations in the Rand with the relevant currency. The Company has not entered into any foreign exchange hedging contracts to attempt to mitigate its foreign currency risk.

Interest rate and liquidity risk

Fluctuations in interest rates impact the value of short-term cash investments and financing activities, giving rise to interest rate risks.

Interest rate swap agreement

An interest rate swap agreement was entered into in November 2002 to manage the exposure to changes in interest rates with regard to the interest payable on the convertible notes (refer Note 18). The fixed interest rate (in US Dollars) was swapped for a floating South African interest rate, calculated at the Johannesburg Inter Bank Acceptance Rate, or JIBAR, plus 200 basis points per annum. An amount of 60% of the coupon rate is subject to this swap agreement, based on the requirements of the SARB, as this represents the amount of the funds raised in South Africa. The maturity date of this agreement is November 2006. The Company believes that the counterparty to this agreement, being The Standard Bank of South Africa Limited, is a financially sound institution and the credit risk for non-performance is not significant.

As discussed in Note 16, the fair value of the interest rate swap agreement was a liability of $2.0 million as at June 30, 2004.

Labor risk

Approximately 70% of the labor force at our South African Operations are members of labor unions. The majority of the union members are blue-collar employees. The unions negotiate two year wage agreements which are binding on employees in the respective bargaining units, the largest of which consists of occupational groupings of mainly blue collar workers in the organization. These agreements are valid from July 1, 2003 to June 30, 2005. The levels of unionization for operations outside South Africa varies. It is mostly contained amongst blue-collar workers and membership is below 50%.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Fair value of financial instruments

The following table represents the carrying amounts and fair values of the Group’s financial instruments outstanding at June 30.

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	June 30,	June 30,	June 30,	June 30,
	2004	2004	2003	2003
	$’000	$’000	$’000	$’000
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Cash and cash equivalents	22,453	22,453	44,423	44,423
Derivative instruments	—	8,218	6,563	6,563
Receivables	19,514	19,514	23,805	23,805
Listed investments	12,333	12,333	7,927	7,927
Unlisted investments	2,392	2,392	1,725	1,725
Investment in environmental trusts	22,841	22,841	17,903	17,903
Financial liabilities
Bank overdrafts	1,828	1,828	3,897	3,897
Accounts payable and accrued liabilities	61,153	61,153	49,964	49,964
Derivative instruments	5,074	13,292	32,721	32,721
Long-term loans
- long-term portion	59,865	53,512	63,149	63,149
- short-term portion	9,315	9,315	19,068	19,068

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities and short-term loans approximates their fair values due to the short-term maturities of these assets and liabilities.

The fair value of listed investments has been determined by reference to the market value of the underlying investments. The investment in the environmental trusts is invested primarily in interest bearing securities, the cost of which approximate their fair value.

The fair value of the fixed interest rate long-term debt instruments is subject to changes in market interest rates. The fair values are calculated based on a credit adjusted US Treasury rate, with comparable terms of maturity.

23. COMMITMENTS AND CONTINGENT LIABILITIES

	June 30,	June 30,
	2004	2003
	$’000	$’000
Capital expenditure commitments:
Contracted but not provided for in the financial statements	1,671	13,299
Authorized by the directors but not contracted for	12,167	9,724

	13,838	23,023

Litigation

The Group is subject to litigation in the normal course of business. The Group believes that any adverse outcome from litigation would not have a material effect on its financial position or results of operations.

24. GEOGRAPHIC AND SEGMENT INFORMATION

Based on risks and returns the Directors consider that the primary reporting format is by business segment. The Group operates in one industry segment, being the extraction and production of gold and related by products. Therefore the disclosures for the primary segment have already been given in these financial statements.

The chief operating decision-maker is the Board of Directors, who evaluates the business based on the following geographical operational segments, based on revenue generated from the location of the seller:

	Year ended June 30, 2004
	$’000	$’000	$’000		$’000 Total South
	Blyvoor	North West	West Wits	$’000	African
	Mine	Mine	Mine	Other	operations
Revenues	90,066	130,036	—	—	220,102

Depreciation and amortization	(2,643)	(2,263)	—	(698)	(5,604)

Production costs	(90,366)	(134,465)	—	(1,189)	(226,020)

Results
Net operating income/(loss)	(8,867)	(21,636)	(1,539)	(26,890)	(58,932)

Income/(loss) after tax	(15,337)	(20,917)	(1,403)	(20,157)	(57,814)

Balance sheet
Mining assets	48,518	27,689	—	6,164	82,371

Total assets	39,790	79,368	4,245	103,681	227,084

Net current assets/(liabilities)	(59,902)	(157,709)	(19,036)	298,902	62,255

Other information
Capital expenditures	9,151	5,511	—	89	14,751

Impairment of assets	—	1,900	—	2,366	4,266

Total number of employees					12,986

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended June 30, 2004
	$’000	$’000	$’000	$’000 Total	$’000
	Porgera	Tolukuma		Australasian
	Mine	Mine	Other	operations	Total
Revenues	60,445	32,743	—	93,188	313,290

Depreciation and amortization	(9,260)	(7,340)	(7,931)	(24,531)	(30,135)

Production costs	(31,650)	(19,821)	—	(51,471)	(277,491)

Results
Net operating income/(loss)	18,631	2,402	266	21,299	(37,633)

Income/(loss) after tax	9,062	2,294	(9,285)	2,071	(55,743)

Balance sheet					—
Mining assets	61,741	7,000	5,831	74,572	156,943

Total assets	52,322	9,571	37,334	99,227	326,311

Net current assets/(liabilities)	(22,241)	(1,651)	(60,495)	(84,387)	(22,132)

Other information
Capital expenditures	8,723	3,442	1	12,166	26,917

Impairment of assets	—	—	—	—	4,266

Total number of employees				751	13,737

24. GEOGRAPHIC AND SEGMENT INFORMATION (continued)

The South African operations deliver their gold to Rand Refinery Limited, which acts as their agent in the sale of gold bullion. The Tolukuma mining operation and Porgera mining operation also has one customer for their gold bullion, namely N M Rothschild and AGR Matthey respectively.

	Year ended June 30, 2003
	$’000	$’000	$’000	$’000	$’000 Total South	$’000	$’000
	Blyvoor	North West	West Wits		African	Australasian
	Mine	Mine	Mine	Other	operations	operations	Total
Revenues	81,753	151,923	4,796	—	238,472	22,870	261,342

Depreciation and amortization	(1,509)	(2,047)	(402)	(83)	(4,041)	(6,561)	(10,602)

Production costs	(65,240)	(144,568)	(4,859)	(1,587)	(216,254)	(19,105)	(235,359)

Results
Net operating income/(loss)	54,713	2,178	(80)	(2,229)	54,582	(4,993)	49,589

Income/(loss) after tax	39,074	(22,752)	161	2,348	18,831	(7,457)	11,374

Balance sheet
Mining assets	38,089	31,920	—	602	70,611	12,646	83,257

Total assets	56,088	63,530	20,217	31,350	171,185	57,233	228,418

Net current assets/(liabilities)	(13,788)	(24,356)	1,306	55,913	19,075	(16,656)	2,419

Other information
Capital expenditures	4,176	6,375	—	170	10,721	2,693	13,414

Impairment of assets	—	—	—	—	—	—	—

Total number of employees					18,766	472	19,238

24. GEOGRAPHIC AND SEGMENT INFORMATION (continued)

The South African operations deliver their gold to Rand Refinery Limited, which acts as their agent in the sale of gold bullion. The Australasian operations also have one customer for their gold bullion, namely N M Rothschild.

The Australasian operations comprise Tolukuma gold mine and its related corporate structures.

	Year ended June 30, 2002
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
						Total South
	Blyvoor	North West	West Wits			African	Australasian
	Mine	Mine	Mine	Crown Mine	Other	operations	operations	Total
Revenues	73,705	160,596	6,897	40,606	4	281,808	22,050	303,858

Depreciation and amortization	(933)	(2,068)	(43)	(2,162)	(1,668)	(6,874)	(7,059)	(13,933)

Production costs	(46,579)	(118,265)	(6,136)	(28,254)	(980)	(200,214)	(17,842)	(218,056)

Results
Net operating profit/(loss)	(9,169)	(70,055)	(1,387)	2,837	(12,332)	(90,106)	(4,868)	(94,974)

Income/(loss) after tax	11,698	(47,962)	(1,349)	2,102	(11,646)	(47,157)	(4,552)	(51,709)

Balance sheet
Mining assets	25,159	19,277	—	12,128	1,714	58,278	13,906	72,184

Total assets	44,024	46,744	16,645	25,232	39,900	172,545	24,761	197,306

Net current assets/(liabilities)	(18,032)	(74,944)	(12,281)	9,520	55,462	(40,275)	5,964	(34,311)

Other information
Capital expenditures	1,793	3,305	43	1,064	163	6,368	1,820	8,188

Impairment of assets	—	—	—	—	2,167	2,167	—	2,167

Total number of employees						20,405	529	20,934

The South African operations deliver their gold to Rand Refinery Limited, which acts as their agent in the sale of gold bullion. The Australasian operations also have one customer for their gold bullion, namely N M Rothschild.

The Australasian operations comprise Tolukuma gold mine and its related corporate structures.

25. SUBSEQUENT EVENTS

Investec Bank Limited facilities

On June 28, 2004, the Company announced that it had closed out another 85,000 ounces of the Eskom gold for electricity contract in line with the Company’s policy of not hedging gold production (refer Note 22 for the remaining position).

To fund the closing out of the 85,000 ounces on the Eskom gold for electricity contract, the Company agreed a R100.0 million ($15.9 million) short-term loan facility with Investec Bank Limited, a South African bank. The loan is based on commercial terms and conditions and is repayable at the Company’s election, either in cash, in Durban Roodepoort Deep, Limited shares or in a combination of both.

On August 3, 2004, 1,370,886 shares to the value of R20.0 million ($3.2 million) were issued to Investec Bank Limited in settlement of part of the draw downs that had been made.

On September 15, 2004, the Company entered into the second facility of R100.0 million ($15.9 million) with Investec. The facility bears interest at the three-month JIBAR plus 300 basis points. The Company may elect to repay the facility in cash or by the issue of our ordinary shares, valued at market value on the date of issue. As at November 1, 2004, R80.0 million ($13.0 million) had been utilized under this facility and R60.0 million ($9.8 million) had been settled by the Company issuing 5,033,911 ordinary shares, based on the market value at the date of issue. This facility is a general funding facility and is not renewable.

On October 14, 2004, the Company’s subsidiary, DRD (Isle of Man) entered into the third facility of $15.0 million with Investec Bank (Mauritius) Limited, or Investec (Mauritius). Subject to the terms of the agreement the facility may be used to finance future acquisition or rights offers by companies in which DRD (Isle of Man) wishes to acquire shares, or it may be used for any other purpose with prior written consent of Investec (Mauritius). The facility bears interest at the three-month London Interbank Offered Rate, or LIBOR, plus 300 basis points. Funds advanced and interest on this facility shall be repaid in cash in equal installments every three months from the date of that advance so that the amount of the advance is paid in full to Investec (Mauritius) within 36 months. The facility is secured by DRD (Isle of Man)’s shares in Emperor Mines Limited, DRD (Porgera) Limited and Tolukuma Gold Mines Limited. The loan agreement prohibits DRD (Isle of Man) from disposing of or further encumbering the secured assets. The facility restricts the flow of payments from DRD (Isle of Man) to the Company through requiring that all net operating cash or cash distributions received by DRD (Isle of Man) in respect of the secured assets must be used to first service the interest and principle payment obligations under the facility in accordance with the terms of the facility agreement. The agreement requires that DRD (Isle of Man) hold, in a debt servicing account, sufficient cash to cover the quarterly principal payments. Any funds in excess of these repayment requirements may be utilized by the Company. In addition, if DRD (Isle of Man) intends to make any payment, which is a distribution, by or on behalf of it to or for the Company, Investec (Mauritius) has the option to require DRD (Isle of Man) to pay 50% of the distributed funds as a prepayment of the facility. The facility agreement contains a number of additional customary restrictive covenants. On November 12, 2004, $7.0 million was drawn under this facility to fund the Company’s portion of the Emperor rights offering.

Emperor Mines Limited

Subsequent to June 30, 2004, 6,612,676 Durban Roodepoort Deep, Limited shares to the value of $16.6 million were issued in exchange for the 29,097,269 Emperor shares now owned by the Group with share issue and transaction costs amounting to R8.7 million ($1.3 million) bringing the effective shareholding of the Group to 45.33%.

On August 3, 2004, the Company’s Executive Chairman, Mr. M.M. Wellesley-Wood was appointed as the Managing Director of Emperor Mines Limited and the Company’s Divisional Director: Australasian Operations, Mr. R. Johnson was appointed as a non-executive director.

On November 12, 2004, the Company’s wholly-owned subsidiary, DRD (Isle of Man), subscribed for its entitlement under Emperor’s A$20.4 million ($14.6 million) non-renounceable rights offering, of 20,522,122 Emperor shares, which at A$0.45 per share, amounted to A$9.2 million ($7.0 million). DRD (Isle of Man) did not participate in any of the shortfall to the rights offer. DRD (Isle of Man) funded its participation in this rights offering out of a debt facility of $15 million negotiated with Investec (Mauritius). Interest and principal payments will be funded from the Company’s net cash generated from offshore operations. The repayment terms and restriction of funds under this facility are discussed in detail under Item 5B.: “Liquidity and Capital Resources.”

25. SUBSEQUENT EVENTS (continued)

Review of Operations

On June 26, 2004 and June 28, 2004, respectively, the Company entered into a further 60-day review period at the Buffels Section at our North West Operations and at our Blyvoor Section designed to restore the operations to profitability. Proposals were received into a consultative forum in which both management and organized labor participated, and was distributed to the Department of Labour and the Department of Minerals and Energy, for their input. At the Buffels Section agreement was reached with all the relevant parties early in August 2004, to close the Number 9 Shaft, but to keep the Number 11 and 12 Shafts in operation on condition that certain defined sustainability thresholds are met. This agreement resulted in the retrenchment of 120 employees at this mining operation during fiscal 2005 at a cost of approximately R4.0 million ($0.6 million). At the Blyvoor Section the 60-day review was extended by two weeks to conclude on September 13, 2004. On October 5, 2004, it was announced that 1,619 employees have been retrenched at a cost of approximately R32.0 million ($5.1 million).

ITEM 19. EXHIBITS

     The following exhibits are filed as a part of this Annual Report:

1.1*	Memorandum of Association of Durban Roodepoort Deep, Limited.

1.2☐☐	Articles of Association of Durban Roodepoort Deep, Limited, as amended on November 8, 2002.

1.3*	Excerpts of relevant provisions of the South African Companies Act.

1.4**	Durban Roodepoort Deep (1996) Share Option Scheme as amended.

2.1*	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.

2.2☐☐	Indenture between Durban Roodepoort Deep, Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.

2.3☐☐	Purchase Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.

2.4☐☐	Registration Rights Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.

2.5☐☐	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.

2.6☐☐	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.

4.1*	Tribute Agreement, dated October 9, 1992 between Durban Roodepoort Deep, Limited and Rand Leases.

4.2*	Service Agreement, dated July 27, 1995, between Durban Roodepoort Deep, Limited and Randgold.

4.3*	Agreement, dated September 28, 1995, among First Wesgold Mining (Proprietary) Limited, Durban Roodepoort Deep, Limited and Rand Leases in respect of purchase of assets of First Wesgold by Rand Leases.

4.4**	Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs — Republic of South Africa to Durban Roodepoort Deep, Limited.

4.5***	Deposit Agreement among Durban Roodepoort Deep, Limited, The Bank of New York as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 11, 1998.

4.6****	Security Agreement, dated November 5, 1998, between The Chase Manhattan Bank, Durban Roodepoort Deep, Limited, Blyvoor, Buffels and West Wits.

4.7****	Loan Agreement, dated June 8, 1999, between Industrial Development Corporation of South Africa Limited, Crown and Durban Roodepoort Deep, Limited.

4.8****	Lender Substitution Deed, dated August 18, 1999, between Durban Roodepoort Deep, Limited, DRD Australasia, NM Rothschild & Sons (Singapore) Limited, NM Rothschild & Sons (Australia) Limited, as agent in its own capacity, and Rothschild Nominees (Pty) Limited.

4.9****	A $10m Facility Agreement, dated September 10, 1999, between Durban Roodepoort Deep, Limited, DRD Australasia and NM Rothschild & Sons (Australia) Limited.

4.10****	Facility Agreement, dated August 9, 1996, between PT Barisan Tropical Mining, Rothschild Australia Limited and the Participants.

4.11****	Deposit Agreement, dated September 30, 1999, between Buffels and BOE Merchant Bank, a division of BOE Bank Limited.

4.12****	Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant Bank, and Buffels.

4.13****	Guarantee and Indemnity Agreement, dated November 17, 1999, between Durban Roodepoort Deep, Limited, Blyvoor, Argonaut Financial Services (Proprietary) Limited, West Wits, Crown and BOE Bank Limited, through its division BOE Merchant Bank.

4.14****	Loan Security Agreement, dated November 17, 1999, between FBCF Equipment Finance (Proprietary) Limited and Buffels.

4.15****	Sale of Business Agreement in respect of Harties, dated August 16, 1999, between Avgold Limited, Buffels and Durban Roodepoort Deep, Limited.

4.16****	Form of Restraint Agreement.

4.17****	Sale of Shares Agreement, dated September 29, 1997, between RMP Properties Limited, Randgold, Crown, City Deep Limited, Consolidated Main Reef Mines and Estate Limited, Crown Mines Limited, RMP Properties SA Limited and Industrial Zone Limited.

4.18*****	Form of Non-Executive Employment Agreement.

4.19*****	Form of Executive Employment Agreement.

4.20*****	Share Sale Option Agreement, dated March 12, 1993, between Newmont Proprietary Limited, Ballimore No. 56 Proprietary Limited, Clayfield Proprietary Limited and Dome Resources N.L.

4.21*****	Convertible Loan Agreement, dated November 19, 1997, between Tolukuma Gold Mines Proprietary Limited, Dome Resources N.L. and Mineral Resources Development Company Proprietary Limited.

4.22*****	First Deed of Variation of Loan Agreement, between Mineral Resources Development Company Pty Limited, Dome Resources N.L. and Tolukuma Gold Mines Pty Limited.

4.23*****	Agreement, dated February 21, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.

4.24*****	Independent Auditor’s Report from PricewaterhouseCoopers to the Board of Directors and Shareholders of Crown Consolidated Gold Recoveries Limited, dated August 28, 2000.

4.25*****	Shareholders’ Agreement, dated September 29, 2000, between Durban Roodepoort Deep, Limited, Fraser Alexander Tailings (Proprietary) Limited and Mine Waste Solutions (Proprietary) Limited.

4.26*****	First Addendum to the Agreement, dated November 15, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.

4.27*****	Second Addendum to the Agreement, dated December 21, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.

4.28☐	Agreement between Durban Roodepoort Deep, Limited, Western Areas, Limited, Consolidated African Mines Limited and JCI Gold Limited, dated April 25, 2001.

4.29☐	Addendum to the Agreement between Durban Roodepoort Deep, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated August 31, 2001.

4.30☐	Addendum to the Agreement between Durban Roodepoort Deep, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated September 26, 2001.

4.31☐	Guarantee and Cession in Securitatem Debiti Agreement between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated October 9, 2001.

4.32☐	Second Deed of Variation of Loan Agreement between Tolukuma Gold Mines Limited, Dome Resources NL and Mineral Resources Development Company Limited, dated June 28, 2001.

4.33☐	Principal Terms and Conditions for Waiving Right to Declare Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines (Pty.) Limited, Dome Resources (PNG) Pty. Limited, Dome Resources NL and Durban Roodepoort Deep, Limited, dated July 16, 2001.

4.34☐	Loan Agreement between Bank of South Pacific Limited and Tolukuma Gold Mines Limited, dated November 8, 2001.

4.35☐☐	Master Finance Lease between Volvo Truck Finance Australia (Pty) Ltd and Dome Resources N.L., dated October 31, 2000.

4.36☐☐	Agreement between Durban Roodepoort Deep, Limited and Rand Refinery Ltd, dated October 12, 2001.

4.37☐☐	Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and Durban Roodepoort Deep, Limited, dated June 12, 2002.

4.38☐☐	Shareholder’s Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 12, 2002.

4.39☐☐	Addendum to Shareholder’s Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 14, 2002.

4.40☐☐	Subscription Agreement between Khumo Bathong Holdings (Pty) Limited and Durban Roodepoort Deep, Limited, dated June 12, 2002.

4.41☐☐	Loan Agreement between Durban Roodepoort Deep, Limited and Khumo Bathong Holdings (Pty) Ltd, dated June 12, 2002.

4.42☐☐	Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

4.43☐☐	Memorandum of Loan Agreement No. 2 between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

4.44☐☐	Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

4.45☐☐	Loan Agreement between Industrial Development Corporation of South Africa Ltd. and Blyvooruitzicht Gold Mining Company Ltd, dated July 18, 2002.

4.46☐☐	Agreement of Loan and Pledge between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated September 18, 2002.

4.47☐☐	Management Services Agreement between Durban Roodepoort Deep, Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty)Ltd, dated October 1, 2002.

4.48☐☐	Agreement amongst Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated October 1, 2002.

4.49☐☐	Letter Agreement between Durban Roodepoort Deep, Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.

4.50☐☐	Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.

4.51☐☐	Memorandum of Loan Agreement between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.

4.52☐☐	Letter Agreement Relating to Consultancy Arrangement between Durban Roodepoort Deep, Limited and Nicolas Goodwin.

4.53☐☐	Management Services Agreement between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.

4.54☐☐	Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.

4.55☐☐☐	Confirmation, dated August 14, 2003, between Durban Roodepoort Deep, Limited and Investec Bank (Mauritius) Limited.

4.56☐☐☐	Amendment to Confirmation, dated September 4, 2003, between Durban Roodepoort Deep, Limited and Investec Bank (Mauritius) Limited.

4.57☐☐☐☐	Deed of Amalgamation for the Corporate Restructuring of Orogen Minerals (Porgera) Limited, Mineral Resources Porgera Limited and Dome Resources (PNG) Limited, dated October 14, 2003.

4.58☐☐☐☐	Undertaking, between Oil Search Limited and DRD (Isle of Man) Limited, dated October 14, 2003.

4.59☐☐☐☐	Loan Assignment Agreement between Orogen Minerals Limited, DRD (Isle of Man) and Orogen Minerals (Porgera) Limited, dated October 14, 2003.

4.60☐☐☐☐	Agreement between Orogen Minerals Limited and DRD (Isle of Man) Limited, dated October 14, 2003.

4.61☐☐☐☐	Loan Assignment Agreement, between Dome Resources (PNG) Limited, Dome Resources Pty Limited, DRD (Isle of Man) Limited and Tolukuma Gold Mines Limited, dated November 21, 2003.

4.62☐☐☐☐	Memorandum of Agreement made and entered into between Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited, Mogale Gold (Proprietary) Limited and Luipaards Vlei Estates (Proprietary) Limited dated June 6, 2003.

4.63#	Porgera Joint Venture Operating Agreement between Placer (P.N.G.) Pty Limited and Highlands Gold Properties Pty. Limited and PGC (Papua New Guinea) Pty Limited, dated November 2, 1988.

4.64#	Agreement of Employment between Durban Roodepoort Deep, Limited and Mr. D.J.M. Blackmur, dated as of October 21, 2003.

4.65#	Banking facilities Agreement made and entered between Durban Roodepoort Deep, Limited and Standard Bank of South Africa, Limited, dated November 14, 2003.

4.66#	Agreement of Employment between Durban Roodepoort Deep, Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.

4.67#	Service Agreement between DRD (Isle of Man) Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.

4.68#	Agreement of Employment between Durban Roodepoort Deep, Limited and Mr. I.L. Murray, dated as of December 1, 2003.

4.69#	Service Agreement between DRD (Isle of Man) Limited and Mr. I.L. Murray, dated as of December 1, 2003.

4.70#	Subscription and Option Agreement made and entered between DRD (Isle of Man) Limited, Net-Gold Services Limited and G.M. Network Limited, dated January 26, 2004.

4.71#	Forward Bullion Transaction Agreements made and entered between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated February 4, 2004, February 6, 2004, February 11, 2004 and February 12, 2004.

4.72#	Loan Agreement made and entered between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated June 24, 2004.

4.73#	Termination Agreement made and entered between Durban Roodepoort Deep, Limited, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.

4.74#	Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.

4.75#	Memorandum of Understanding made and entered between Buffelsfontein Gold Mines Limited, Buffels Division and The National Union of Mineworkers, The United Association of South Africa, The Mine Workers Union (Solidarity) and The South African Electrical Workers Association regarding retrenchments associated with Number 9, 10 and 12 Shafts of Buffelsfontein Division, dated August 6, 2004.

4.76#	CCMA Settlement Agreement made and entered between Blyvooruitzicht Gold Mining Company Limited and The United Association of South Africa, South African Equity Workers’ Association, Solidarity and The National Union of Mineworkers regarding the retrenchment of up to 2,000 employees of the Blyvooruitzicht Gold Mining Company, dated September 2, 2004.

4.77#	Loan Agreement made and entered between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated September 15, 2004.

4.78#	Subscription Agreement made and entered between DRD (Isle of Man) Limited and Durban Roodepoort Deep, Limited, dated September 21, 2004.

4.79#	Common Terms Agreement of Loan made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.

4.80#	Facility A Loan Agreement made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.

8.1#	List of Subsidiaries.

12.1#	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1#	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2#	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1#	Consent of KPMG Inc.

14.2#	Consent of Deloitte & Touche.

15.1#	Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2004 and 2003.

*	Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.

**	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.

***	Incorporated by reference to our Registration Statement (File No. 333-9242) on Form F-6.

****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1999. ***** Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.

☐	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2001.

☐☐	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.

☐☐☐	Incorporated by reference to Amendment No. 4 our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.

☐☐☐☐	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003.

#	Filed herewith.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DURBAN ROODEPOORT DEEP, LIMITED
By:	/s/ M.M. Wellesley-Wood
M.M. Wellesley-Wood
Executive Chairman

By:	/s/ I.L. Murray
I.L. Murray
Chief Executive Officer Chief Financial Officer

Date: November 29, 2004