Form 20-F/A
period 2004-06-30
DURBAN ROODEPOORT DEEP LTD
filed 2004-12-03
CIK 1023512

As filed with the Securities and Exchange Commission on November 29, 2004 and the amendment subsequently filed on December 3, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
Form 20-F/A
(Amendment No. 1)

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
Telephone: +2711 381 7800

Explanatory Note:

The purpose of this amendment is to amend the audit report of the Independent Registered Public Accounting Firm, KPMG Inc, on our consolidated financial statements. This report previously made reference to the report of other auditors and this reference has now been removed. The audit report of KPMG Inc is replaced with the report set forth herein.

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

     As the majority of our production costs are in Rands, while gold is generally sold in Dollars, our financial condition has been and could be materially harmed in the future by an appreciation in the value of the Rand. For our South African operations, the continuing appreciation of the Rand since December 2001 has resulted in a sustained reduction in revenue received by us in Rands. Consequently, in September 2003, the North West Operations underwent a restructuring when underground operating costs were $104 per ounce above the average Dollar gold price received, resulting in the retrenchment of 2,400 employees at a cost of $6.5 million. A further restructuring took place in March 2004 with 600 employees retrenched at a cost of $0.6 million. In June 2004, the North West Operations and Blyvoor Section underwent further restructuring when the cash costs were $26 and $72 per ounce above the average Dollar gold price recovered in the fourth quarter, respectively. Due to the marginal nature of our mines in South Africa, any sustained decline in the market price of gold below the cost of production, which averaged a cash cost and total cost1 of $393 per ounce and $458 per ounce respectively for the South African operations, in fiscal 2004, could result in the closure of these mines which would result in significant costs and expenditure for example, incurring retrenchment costs earlier than expected, that would negatively and adversely affect our financial situation.

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

PART III

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Durban Roodepoort Deep, Limited and its subsidiaries at June 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

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

	June 30,	June 30,	June 30,	June 30,
	2004	2004	2003	2003
	$’000	$’000	$’000	$’000
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Cash and cash equivalents	22,453	22,453	44,423	44,423
Derivative instruments	—	—	6,563	6,563
Receivables	19,514	19,514	23,805	23,805
Listed investments	12,333	12,333	7,927	7,927
Unlisted investments	2,392	2,392	1,725	1,725
Investment in environmental trusts	22,841	22,841	17,903	17,903
Financial liabilities
Bank overdrafts	1,828	1,828	3,897	3,897
Accounts payable and accrued liabilities	61,153	61,153	49,964	49,964
Derivative instruments	5,074	5,074	32,721	32,721
Long-term loans
- long-term portion	59,865	53,512	63,149	63,149
- short-term portion	9,315	9,315	19,068	19,068

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

The chief operating decision-maker is the Board of Directors, who evaluates the business based on the following geographical operational segments, based on revenue generated from the location of the seller:

	Year ended June 30, 2004
	$’000	$’000	$’000		$’000 Total South
	Blyvoor	North West	West Wits	$’000	African
	Mine	Mine	Mine	Other	operations
Revenues	90,066	130,036	—	—	220,102

Depreciation and amortization	(2,643)	(2,263)	—	(698)	(5,604)

Production costs	(90,366)	(134,465)	—	(1,189)	(226,020)

Results
Net operating income/(loss)	(8,867)	(21,636)	(1,539)	(26,890)	(58,932)

Income/(loss) after tax	(15,337)	(20,917)	(1,403)	(20,157)	(57,814)

Balance sheet
Mining assets	48,518	27,689	—	6,164	82,371

Total assets	31,572	79,368	4,245	103,681	218,866

Net current assets/(liabilities)	(59,902)	(157,709)	(19,036)	298,902	62,255

Other information
Capital expenditures	9,151	5,511	—	89	14,751

Impairment of assets	—	1,900	—	2,366	4,266

Total number of employees					12,986

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended June 30, 2004
	$’000	$’000	$’000	$’000 Total	$’000
	Porgera	Tolukuma		Australasian
	Mine	Mine	Other	operations	Total
Revenues	60,445	32,743	—	93,188	313,290

Depreciation and amortization	(9,260)	(7,340)	(7,931)	(24,531)	(30,135)

Production costs	(31,650)	(19,821)	—	(51,471)	(277,491)

Results
Net operating income/(loss)	18,631	2,402	266	21,299	(37,633)

Income/(loss) after tax	9,062	2,294	(9,285)	2,071	(55,743)

Balance sheet					—
Mining assets	61,741	7,000	5,831	74,572	156,943

Total assets	19,204	9,571	37,334	66,109	284,975

Net current assets/(liabilities)	(25,102)	(1,651)	(60,495)	(87,248)	(24,993)

Other information
Capital expenditures	8,723	3,442	1	12,166	26,917

Impairment of assets	—	—	—	—	4,266

Total number of employees				751	13,737

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

Date: December 3, 2004