Form 20-F/A
period 2004-06-30
DRDGOLD LTD
filed 2005-04-01
CIK 1023512

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form 20-F/A


                               (Amendment No. 2)






       o REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
       x     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934
                                       OR
       o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                    For the fiscal year ended June 30, 2004

                         Commission file number 0-28800

                                DRDGOLD LIMITED
             (Exact name of Registrant as specified in its charter

               and translation of Registrant's name into English)


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

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No o

         Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 o Item 18 x


                                EXPLANATORY NOTE

         DRDGOLD Limited (the "Company") is filing this Amendment No. 2 on Form 20-F/A ("Amendment No. 2") to its Annual Report on Form 20-F for the fiscal year ended June 30, 2004, which was originally filed with the Securities and Exchange Commission (the "Commission") on November 29, 2004 and amended on December 3, 2004 (the "Form 20-F") solely to add a third paragraph to Item 9C. "Markets," disclosing that the Nasdaq Stock Market, Inc. ("Nasdaq") has granted the Company an exemption from the Nasdaq's quorum requirements for shareholder meetings.

         Accordingly, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), this Amendment No. 2 contains the complete text of Item 9C, as amended, as well as currently dated certifications pursuant to
Section 302 of the Sarbanes-Oxley Act. The remainder of the Form 20-F is unchanged and is not reproduced in this Amendment No. 2. This Amendment No. 2 does not reflect any events occurring after December 3, 2004, the filing date of Amendment No.1 to the Form 20-F, which include events described in the Company's current reports on Form 6-K filed after the original filing date, including the Forms 6-K filed on February 15, March 8 and March 22, 2005. No other information included in the Form 20-F, including the Company's financial statements and the footnotes thereto, has been modified or updated. This Amendment should be read together with other documents that the Company has filed with the Commission subsequent to December 3, 2004.

ITEM 9C. MARKETS

Nature of Trading Markets

         The principal trading market for our equity securities is the JSE and the Australian Stock Exchange, or ASX, and our ADSs that trade on the Nasdaq SmallCap Market in the form of ADRs under the symbol "DROOY." Our ordinary shares trade on the JSE under the symbol "DUR." Our ordinary shares also trade on the LSE (symbol: DBNR), the Marche Libre on the Paris Bourse (symbol: DUR), Brussels Bourse (symbol: DUR) in the form of International Depository Receipts, Port Moresby Stock Exchange (symbol: DUR) and ASX (symbol: DRD). The ordinary shares also trade on the over the counter markets in Berlin, Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by The Bank of New York, as depositary. Each ADR represents one ADS. Each ADS represents one of our ordinary shares. Prior to February 2001, our ADSs traded on the Nasdaq National Market.

Nasdaq Exemptions

         Exemption from the shareholder approval requirements

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

         The South African Companies Act of 1973 (as amended) requires issuers to obtain shareholder approval before the issuance of any shares or rights to shares, which approval can be provided by specific authority or a general authority granted by means of a resolution passed by shareholders in a general meeting. JSE Listing Requirements require 75% shareholder approval for any issuance of shares for cash. JSE Listing Requirements do, however, permit an issuer to issue shares for cash under a general authority granted by its shareholders, but not in excess of 15% of the company's total issued share capital during any financial year under that authority, or the general authority. In terms of the specific issuances for which the Company received the exemption from Nasdaq described above, there was no JSE requirement that would mandate specific shareholder approval for these transactions. The JSE Listing Requirements accept a general authority by our shareholders under certain circumstances. The shareholders had approved a general authority which covered the relevant transactions by resolutions passed at the Company's annual general meetings in November 2003. In addition, included in the shares issued for cash were approximately 24.4 million shares to the value of R435.5 million ($63.1 million) which were used for the acquisition of the Porgera Joint Venture. Approval was obtained from the JSE to deem these shares to be a vendor placing.

         Exemption from quorum requirements for shareholder meetings

         Nasdaq's Marketplace Rule 4350(f) states that the minimum quorum for any meeting of holders of an issuer's common stock must be no less than 33 1/3% of the issuer's outstanding shares. Consistent with the practice of companies incorporated in South Africa, the Company's articles of association only require a quorum of three members. As a result, and in connection with the listing of the Company's ADSs on the Nasdaq National Market in July 1996, the Company requested, and in October 1996 Nasdaq granted, an exemption from compliance with the Rule 4350(f) quorum requirement.

ITEM 19. EXHIBITS

         The following exhibits are filed as a part of this Annual Report:

    1.1  (1)   Memorandum of Association of DRDGOLD Limited.
    1.2  (7)   Articles of Association of DRDGOLD Limited, as amended on
               November 8, 2002.
    1.3  (1)   Excerpts of relevant provisions of the South African Companies
               Act.
    1.4  (2)   DRDGOLD (1996) Share Option Scheme as amended.
    2.1  (1)   Excerpts of relevant provisions of the Johannesburg Stock
               Exchange Listings Requirements.
    2.2  (7)   Indenture between DRDGOLD Limited, as Issuer, and The Bank of
               New York, as Trustee, dated November 12, 2002.
    2.3  (7)   Purchase Agreement between DRDGOLD Limited and CIBC World
               Markets Corp., dated November 4, 2002.
    2.4  (7)   Registration Rights Agreement between DRDGOLD Limited and CIBC
               World Markets Corp., dated November 4, 2002.
    2.5  (7)   DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the
               amount of $61,500,000 issued pursuant to Rule 144A of the
               Securities Act of 1933, as amended.
    2.6  (7)   DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the
               amount of $4,500,000 issued pursuant to Regulation S under the
               Securities Act of 1933, as amended.
    4.1  (1)   Tribute Agreement, dated October 9, 1992 between DRDGOLD
               Limited and Rand Leases.
    4.2  (1)   Service Agreement, dated July 27, 1995, between DRDGOLD Limited and Randgold.
    4.3  (1)   Agreement, dated September 28, 1995, among First Wesgold Mining
               (Proprietary) Limited,
               DRDGOLD Limited and Rand Leases in respect of purchase of assets of First Wesgold by Rand Leases.
    4.4  (2)   Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs
               -- Republic of South Africa to DRDGOLD Limited.
    4.5  (3)   Deposit Agreement among DRDGOLD Limited, The Bank of New
               York as Depositary, and owners and holders of American
               Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated
               as of August 11, 1998.
    4.6  (4)   Security Agreement, dated November 5, 1998, between The Chase
               Manhattan Bank, DRDGOLD Limited, Blyvoor, Buffels and West Wits.
    4.7  (4)   Loan Agreement, dated June 8, 1999, between Industrial
               Development Corporation of South Africa Limited, Crown and
               DRDGOLD Limited.
    4.8  (4)   Lender Substitution Deed, dated August 18, 1999, between
               DRDGOLD Limited, DRD Australasia, NM Rothschild & Sons
               (Singapore) Limited, NM Rothschild & Sons (Australia) Limited,
               as agent in its own capacity, and Rothschild Nominees (Pty)
               Limited.
    4.9  (4)   A $10m Facility Agreement, dated September 10, 1999, between
               DRDGOLD Limited, DRD Australasia and NM Rothschild & Sons
               (Australia) Limited.
   4.10  (4)   Facility Agreement, dated August 9, 1996, between PT Barisan
               Tropical Mining, Rothschild Australia Limited and the
               Participants.
   4.11  (4)   Deposit Agreement, dated September 30, 1999, between Buffels and
               BOE Merchant Bank, a division of BOE Bank Limited.
   4.12  (4)   Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant
               Bank, and Buffels.
   4.13  (4)   Guarantee and Indemnity Agreement, dated November 17, 1999, between DRDGOLD Limited, Blyvoor, Argonaut Financial
               Services (Proprietary) Limited, West Wits, Crown and BOE Bank
               Limited, through its division BOE Merchant Bank.
   4.14  (4)   Loan Security Agreement, dated November 17, 1999, between FBCF
               Equipment Finance (Proprietary) Limited and Buffels.
   4.15  (4)   Sale of Business Agreement in respect of Harties, dated
               August 16, 1999, between Avgold
               Limited, Buffels and DRDGOLD Limited.
   4.16  (4)   Form of Restraint Agreement.
   4.17  (4)   Sale of Shares Agreement, dated September 29, 1997, between
               RMP Properties Limited, Randgold, Crown, City Deep Limited,
               Consolidated Main Reef Mines and Estate Limited, Crown Mines
               Limited, RMP Properties SA Limited and Industrial Zone Limited.
   4.18  (5)   Form of Non-Executive Employment Agreement.
   4.19  (5)   Form of Executive Employment Agreement.
   4.20  (5)   Share Sale Option Agreement, dated March 12, 1993, between
               Newmont Proprietary Limited, Ballimore No. 56 Proprietary
               Limited, Clayfield Proprietary Limited and Dome Resources N.L.
   4.21  (5)   Convertible Loan Agreement, dated November 19, 1997, between
               Tolukuma Gold Mines Proprietary Limited, Dome Resources N.L.
               and Mineral Resources Development Company Proprietary Limited.
   4.22  (5)   First Deed of Variation of Loan Agreement, between Mineral
               Resources Development Company Pty Limited, Dome Resources N.L.
               and Tolukuma Gold Mines Pty Limited.
   4.23  (5)   Agreement, dated February 21, 2000, between DRDGOLD Limited and
               Western Areas Limited.
   4.24  (5)   Independent Auditor's Report from PricewaterhouseCoopers to the
               Board of Directors and Shareholders of Crown Consolidated Gold
               Recoveries Limited, dated August 28, 2000.
   4.25  (5)   Shareholders' Agreement, dated September 29, 2000, between
               DRDGOLD Limited, Fraser Alexander Tailings (Proprietary) Limited
               and Mine Waste Solutions (Proprietary) Limited.
   4.26  (5)   First Addendum to the Agreement, dated November 15, 2000,
               between DRDGOLD Limited and Western Areas Limited.
   4.27  (5)   Second Addendum to the Agreement, dated December 21, 2000, between DRDGOLD Limited and Western Areas Limited.
   4.28  (6)   Agreement between DRDGOLD Limited, Western Areas, Limited,
               Consolidated African Mines Limited and JCI Gold Limited, dated
               April 25, 2001.
   4.29  (6)   Addendum to the Agreement between DRDGOLD Limited, Western
               Areas Limited, Consolidated African Mines Limited and JCI Gold
               Limited, dated August 31, 2001.
   4.30  (6)   Addendum to the Agreement between DRDGOLD Limited, Western
               Areas Limited, Consolidated African Mines Limited and JCI Gold
               Limited, dated September 26, 2001.
   4.31  (6)   Guarantee and Cession in Securitatem Debiti Agreement between
               DRDGOLD Limited andS Investec Bank Limited, dated
               October 9, 2001.
   4.32  (6)   Second Deed of Variation of Loan Agreement between Tolukuma
               Gold Mines Limited, Dome Resources NL and Mineral Resources
               Development Company Limited, dated June 28, 2001.
   4.33  (6)   Principal Terms and Conditions for Waiving Right to Declare
               Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines
               (Pty.) Limited, Dome Resources (PNG) Pty. Limited, Dome
               Resources NL and DRDGOLD Limited, dated July 16, 2001.
   4.34  (6)   Loan Agreement between Bank of South Pacific Limited and
               Tolukuma Gold Mines Limited, dated November 8, 2001.
   4.35  (7)   Master Finance Lease between Volvo Truck Finance Australia (Pty)
               Ltd and Dome Resources N.L., dated October 31, 2000.
   4.36  (7)   Agreement between DRDGOLD Limited and Rand Refinery Ltd, dated
               October 12, 2001.
   4.37  (7)   Share Purchase Agreement between Crown Consolidated Gold
               Recoveries Ltd, The Industrial Development Corporation of South
               Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and DRDGOLD Limited,
               dated June 12, 2002.
   4.38  (7)   Shareholder's Agreement between The Industrial Development
               Corporation of South Africa Limited, Khumo Bathong Holdings
               (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold
               Recoveries (Pty) Ltd. and DRDGOLD Limited, dated June 12, 2002.
   4.39  (7)   Addendum to Shareholder's Agreement between The Industrial
               Development Corporation of South Africa Limited, Khumo Bathong
               Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd,
               Crown Gold Recoveries (Pty) Ltd. and DRDGOLD Limited, dated
               June 14, 2002.
   4.40  (7)   Subscription Agreement between Khumo Bathong Holdings (Pty)
               Limited and DRDGOLD Limited, dated June 12, 2002.
   4.41  (7)   Loan Agreement between DRDGOLD Limited and Khumo Bathong
               Holdings (Pty) Ltd, dated June 12, 2002.
   4.42  (7)   Memorandum of Loan Agreement No. 1 between DRDGOLD and Crown
               Gold Recoveries (Pty) Ltd, dated June 12, 2002.
   4.43  (7)   Memorandum of Loan Agreement No. 2 between DRDGOLD Limited and
               Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
   4.44  (7)   Memorandum of Loan Agreement No. 3 between Crown Consolidated
               Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated
               June 12, 2002.
   4.45  (7)   Loan Agreement between Industrial Development Corporation of
               South Africa Ltd. and Blyvooruitzicht Gold Mining Company Ltd,
               dated July 18, 2002.
   4.46  (7)   Agreement of Loan and Pledge between DRDGOLD Limited and East
               Rand Proprietary Mines Ltd, dated September 18, 2002.
   4.47  (7)   Management Services Agreement between DRDGOLD Limited, Khumo
               Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty)Ltd,
               dated October 1, 2002.
   4.48  (7)   Agreement amongst DRDGOLD Limited, West Witwatersrand Gold
               Mines Limited and Bophelo Trading (Pty) Ltd, dated
               October 1, 2002.
   4.49  (7)   Letter Agreement between DRDGOLD Limited and The Standard
               Bank of South Africa, represented by its Standard Corporate and
               Merchant Bank Division, dated October 7, 2002.
   4.50  (7)   Memorandum of Agreement between Daun Et Cie A.G., Courthiel
               Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas
               Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo,
               Michelle Patience Baird, Derek Sean Webbstock, as sellers, and
               Crown Gold Recoveries (Pty) Ltd, as purchaser, dated
               October 10, 2002.
   4.51  (7)   Memorandum of Loan Agreement between DRDGOLD Limited and Crown
               Gold Recoveries (Pty) Ltd, dated October 10, 2002.
   4.52  (7)   Letter Agreement Relating to Consultancy Arrangement between
               DRDGOLD Limited and Nicolas Goodwin.
   4.53  (7)   Management Services Agreement between DRDGOLD Limited and East
               Rand Proprietary Mines Ltd, dated October 10, 2002.
   4.54  (7)   Agreement for sale of shares in Emperor Mines Limited, between
               DRD (Isle of Man) Limited and Kola Ventures Limited, dated
               December 13, 2002.
   4.55  (8)   Confirmation, dated August 14, 2003, between DRDGOLD Limited and Investec Bank (Mauritius) Limited.
   4.56  (8)   Amendment to Confirmation, dated September 4, 2003, between
               DRDGOLD Limited and Investec Bank (Mauritius) Limited.
   4.57  (9)   Deed of Amalgamation for the Corporate Restructuring of Orogen
               Minerals (Porgera) Limited, Mineral Resources Porgera Limited
               and Dome Resources (PNG) Limited, dated October 14, 2003.
   4.58  (9)   Undertaking, between Oil Search Limited and DRD (Isle of Man)
               Limited, dated October 14, 2003.
   4.59  (9)   Loan Assignment Agreement between Orogen Minerals Limited, DRD
               (Isle of Man) and Orogen Minerals (Porgera) Limited, dated
               October 14, 2003.
   4.60  (9)   Agreement between Orogen Minerals Limited and DRD (Isle of Man)
               Limited, dated October 14, 2003.
   4.61  (9)   Loan Assignment Agreement, between Dome Resources (PNG) Limited,
               Dome Resources Pty Limited, DRD (Isle of Man) Limited and
               Tolukuma Gold Mines Limited, dated November 21, 2003.
   4.62  (9)   Memorandum of Agreement made and entered into between DRDGOLD
               Limited, West Witwatersrand Gold Mines Limited, Mogale Gold
               (Proprietary) Limited and Luipaards Vlei Estates (Proprietary)
               Limited dated June 6, 2003.
   4.63  (10)  Porgera Joint Venture Operating Agreement between Placer (P.N.G.)
               Pty Limited and Highlands Gold Properties Pty. Limited and PGC
               (Papua New Guinea) Pty Limited, dated November 2, 1988.
   4.64  (10)  Agreement of Employment between DRDGOLD Limited and Mr. D.J.M.
               Blackmur, dated as of October 21, 2003.
   4.65  (10)  Banking facilities Agreement made and entered between
               DRDGOLD Limited and Standard Bank of South Africa, Limited,
               dated November 14, 2003.
   4.66  (10)  Agreement of Employment between DRDGOLD Limited and Mr. M.M.
               Wellesley-Wood, dated as of December 1, 2003.
   4.67  (10)  Service Agreement between DRD (Isle of Man) Limited and Mr. M.M.
               Wellesley-Wood, dated as of December 1, 2003.
   4.68  (10)  Agreement of Employment between DRDGOLD Limited and Mr. I.L.
               Murray, dated as of December 1, 2003.
   4.69  (10)  Service Agreement between DRD (Isle of Man) Limited and Mr. I.L.
               Murray, dated as of December 1, 2003.
   4.70  (10)  Subscription and Option Agreement made and entered between DRD
               (Isle of Man) Limited, Net-Gold Services Limited and G.M. Network
               Limited, dated January 26, 2004.
   4.71  (10)  Forward Bullion Transaction Agreements made and entered between DRDGOLD Limited and Investec Bank Limited, dated
               February 4, 2004, February 6, 2004, February 11, 2004 and
               February 12, 2004.
   4.72  (10)  Loan Agreement made and entered between DRDGOLD Limited and
               Investec Bank Limited, dated June 24, 2004.
   4.73  (10)  Termination Agreement made and entered between DRDGOLD
               Limited, Eskom Holdings Limited and Investec Bank Limited, dated
               June 24, 2004.
   4.74  (10)  Novation Agreement made and entered between J Aron &
               Company, Eskom Holdings Limited and Investec Bank Limited, dated
               June 24, 2004.
   4.75  (10)  Memorandum of Understanding made and entered between
               Buffelsfontein Gold Mines Limited, Buffels Division and The
               National Union of Mineworkers, The United Association of South
               Africa, The Mine Workers Union (Solidarity) and The South
               African Electrical Workers Association regarding retrenchments associated with Number 9, 10 and 12 Shafts of Buffelsfontein
               Division, dated August 6, 2004.
   4.76  (10)  CCMA Settlement Agreement made and entered between
               Blyvooruitzicht Gold Mining Company Limited and The United
               Association of South Africa, South African Equity Workers'
               Association, Solidarity and The National Union of Mineworkers
               regarding the retrenchment of up to 2,000 employees of the
               Blyvooruitzicht Gold Mining Company, dated September 2, 2004.
   4.77  (10)  Loan Agreement made and entered between DRDGOLD Limited and
               Investec Bank Limited, dated September 15, 2004.
   4.78  (10)  Subscription Agreement made and entered between DRD (Isle of Man) Limited and DRDGOLD Limited, dated September 21, 2004.
   4.79  (10)  Common Terms Agreement of Loan made and entered between DRD
               (Isle of Man) Limited and Investec Bank (Mauritius) Limited,
               dated October 14, 2004.
   4.80  (10)  Facility A Loan Agreement made and entered between DRD
               (Isle of Man) Limited and Investec Bank (Mauritius) Limited,
               dated October 14, 2004.
    8.1  (10)  List of Subsidiaries.
   12.1  #     Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
   12.2  #     Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
   12.3  ##    Certification pursuant to Section 302 of the Sarbanes-Oxley Act with respect to Amendment No. 2 to the Form 20-F.
   12.4  ##    Certification pursuant to Section 302 of the Sarbanes-Oxley Act with respect to Amendment No. 2 to the Form 20-F.
   13.1  #     Certification pursuant to Section 906 of the Sarbanes-Oxley
               Act of 2002.
   13.2  #     Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
   14.1  #     Consent of KPMG Inc.
   14.2  #     Consent of Deloitte & Touche.
   15.1  (10)  Crown Gold Recoveries (Pty) Limited Consolidated Financial
               Statements for the years ended June 30, 2004 and 2003.


(1) Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.
(2) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.
(3) Incorporated by reference to our Registration Statement (File No. 333-9242) on Form F-6.
(4) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1999.
(5) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.
(6) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2001.
(7) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
(8) Incorporated by reference to Amendment No. 4 our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
(9) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003.
(10) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2004.
# Previously filed on December 3, 2004, with Amendment No. 1 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2004.
##    Filed herewith.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on this Amendment No. 2 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By:     /s/ M.M. Wellesley-Wood
       -------------------------------
        M.M. Wellesley-Wood
        Chief Executive Officer


By:      /s/ I.L. Murray
       -------------------------------
         I.L. Murray
         Chief Financial Officer




Date: April 1, 2005

INDEX OF EXHIBITS

         The following exhibits are filed as a part of this Annual Report:

    1.1  (1)   Memorandum of Association of DRDGOLD Limited.
    1.2  (7)   Articles of Association of DRDGOLD Limited, as amended on
               November 8, 2002.
    1.3  (1)   Excerpts of relevant provisions of the South African Companies
               Act.
    1.4  (2)   DRDGOLD (1996) Share Option Scheme as amended.
    2.1  (1)   Excerpts of relevant provisions of the Johannesburg Stock
               Exchange Listings Requirements.
    2.2  (7)   Indenture between DRDGOLD Limited, as Issuer, and The Bank of
               New York, as Trustee, dated November 12, 2002.
    2.3  (7)   Purchase Agreement between DRDGOLD Limited and CIBC World
               Markets Corp., dated November 4, 2002.
    2.4  (7)   Registration Rights Agreement between DRDGOLD Limited and CIBC
               World Markets Corp., dated November 4, 2002.
    2.5  (7)   DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the
               amount of $61,500,000 issued pursuant to Rule 144A of the
               Securities Act of 1933, as amended.
    2.6  (7)   DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the
               amount of $4,500,000 issued pursuant to Regulation S under the
               Securities Act of 1933, as amended.
    4.1  (1)   Tribute Agreement, dated October 9, 1992 between DRDGOLD
               Limited and Rand Leases.
    4.2  (1)   Service Agreement, dated July 27, 1995, between DRDGOLD Limited and Randgold.
    4.3  (1)   Agreement, dated September 28, 1995, among First Wesgold Mining
               (Proprietary) Limited,
               DRDGOLD Limited and Rand Leases in respect of purchase of assets of First Wesgold by Rand Leases.
    4.4  (2)   Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs
               -- Republic of South Africa to DRDGOLD Limited.
    4.5  (3)   Deposit Agreement among DRDGOLD Limited, The Bank of New
               York as Depositary, and owners and holders of American
               Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated
               as of August 11, 1998.
    4.6  (4)   Security Agreement, dated November 5, 1998, between The Chase
               Manhattan Bank, DRDGOLD Limited, Blyvoor, Buffels and West Wits.
    4.7  (4)   Loan Agreement, dated June 8, 1999, between Industrial
               Development Corporation of South Africa Limited, Crown and
               DRDGOLD Limited.
    4.8  (4)   Lender Substitution Deed, dated August 18, 1999, between
               DRDGOLD Limited, DRD Australasia, NM Rothschild & Sons
               (Singapore) Limited, NM Rothschild & Sons (Australia) Limited,
               as agent in its own capacity, and Rothschild Nominees (Pty)
               Limited.
    4.9  (4)   A $10m Facility Agreement, dated September 10, 1999, between
               DRDGOLD Limited, DRD Australasia and NM Rothschild & Sons
               (Australia) Limited.
   4.10  (4)   Facility Agreement, dated August 9, 1996, between PT Barisan
               Tropical Mining, Rothschild Australia Limited and the
               Participants.
   4.11  (4)   Deposit Agreement, dated September 30, 1999, between Buffels and
               BOE Merchant Bank, a division of BOE Bank Limited.
   4.12  (4)   Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant
               Bank, and Buffels.
   4.13  (4)   Guarantee and Indemnity Agreement, dated November 17, 1999, between DRDGOLD Limited, Blyvoor, Argonaut Financial
               Services (Proprietary) Limited, West Wits, Crown and BOE Bank
               Limited, through its division BOE Merchant Bank.
   4.14  (4)   Loan Security Agreement, dated November 17, 1999, between FBCF
               Equipment Finance (Proprietary) Limited and Buffels.
   4.15  (4)   Sale of Business Agreement in respect of Harties, dated
               August 16, 1999, between Avgold
               Limited, Buffels and DRDGOLD Limited.
   4.16  (4)   Form of Restraint Agreement.
   4.17  (4)   Sale of Shares Agreement, dated September 29, 1997, between
               RMP Properties Limited, Randgold, Crown, City Deep Limited,
               Consolidated Main Reef Mines and Estate Limited, Crown Mines
               Limited, RMP Properties SA Limited and Industrial Zone Limited.
   4.18  (5)   Form of Non-Executive Employment Agreement.
   4.19  (5)   Form of Executive Employment Agreement.
   4.20  (5)   Share Sale Option Agreement, dated March 12, 1993, between
               Newmont Proprietary Limited, Ballimore No. 56 Proprietary
               Limited, Clayfield Proprietary Limited and Dome Resources N.L.
   4.21  (5)   Convertible Loan Agreement, dated November 19, 1997, between
               Tolukuma Gold Mines Proprietary Limited, Dome Resources N.L.
               and Mineral Resources Development Company Proprietary Limited.
   4.22  (5)   First Deed of Variation of Loan Agreement, between Mineral
               Resources Development Company Pty Limited, Dome Resources N.L.
               and Tolukuma Gold Mines Pty Limited.
   4.23  (5)   Agreement, dated February 21, 2000, between DRDGOLD Limited and
               Western Areas Limited.
   4.24  (5)   Independent Auditor's Report from PricewaterhouseCoopers to the
               Board of Directors and Shareholders of Crown Consolidated Gold
               Recoveries Limited, dated August 28, 2000.
   4.25  (5)   Shareholders' Agreement, dated September 29, 2000, between
               DRDGOLD Limited, Fraser Alexander Tailings (Proprietary) Limited
               and Mine Waste Solutions (Proprietary) Limited.
   4.26  (5)   First Addendum to the Agreement, dated November 15, 2000,
               between DRDGOLD Limited and Western Areas Limited.
   4.27  (5)   Second Addendum to the Agreement, dated December 21, 2000, between DRDGOLD Limited and Western Areas Limited.
   4.28  (6)   Agreement between DRDGOLD Limited, Western Areas, Limited,
               Consolidated African Mines Limited and JCI Gold Limited, dated
               April 25, 2001.
   4.29  (6)   Addendum to the Agreement between DRDGOLD Limited, Western
               Areas Limited, Consolidated African Mines Limited and JCI Gold
               Limited, dated August 31, 2001.
   4.30  (6)   Addendum to the Agreement between DRDGOLD Limited, Western
               Areas Limited, Consolidated African Mines Limited and JCI Gold
               Limited, dated September 26, 2001.
   4.31  (6)   Guarantee and Cession in Securitatem Debiti Agreement between
               DRDGOLD Limited andS Investec Bank Limited, dated
               October 9, 2001.
   4.32  (6)   Second Deed of Variation of Loan Agreement between Tolukuma
               Gold Mines Limited, Dome Resources NL and Mineral Resources
               Development Company Limited, dated June 28, 2001.
   4.33  (6)   Principal Terms and Conditions for Waiving Right to Declare
               Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines
               (Pty.) Limited, Dome Resources (PNG) Pty. Limited, Dome
               Resources NL and DRDGOLD Limited, dated July 16, 2001.
   4.34  (6)   Loan Agreement between Bank of South Pacific Limited and
               Tolukuma Gold Mines Limited, dated November 8, 2001.
   4.35  (7)   Master Finance Lease between Volvo Truck Finance Australia (Pty)
               Ltd and Dome Resources N.L., dated October 31, 2000.
   4.36  (7)   Agreement between DRDGOLD Limited and Rand Refinery Ltd, dated
               October 12, 2001.
   4.37  (7)   Share Purchase Agreement between Crown Consolidated Gold
               Recoveries Ltd, The Industrial Development Corporation of South
               Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and DRDGOLD Limited,
               dated June 12, 2002.
   4.38  (7)   Shareholder's Agreement between The Industrial Development
               Corporation of South Africa Limited, Khumo Bathong Holdings
               (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold
               Recoveries (Pty) Ltd. and DRDGOLD Limited, dated June 12, 2002.
   4.39  (7)   Addendum to Shareholder's Agreement between The Industrial
               Development Corporation of South Africa Limited, Khumo Bathong
               Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd,
               Crown Gold Recoveries (Pty) Ltd. and DRDGOLD Limited, dated
               June 14, 2002.
   4.40  (7)   Subscription Agreement between Khumo Bathong Holdings (Pty)
               Limited and DRDGOLD Limited, dated June 12, 2002.
   4.41  (7)   Loan Agreement between DRDGOLD Limited and Khumo Bathong
               Holdings (Pty) Ltd, dated June 12, 2002.
   4.42  (7)   Memorandum of Loan Agreement No. 1 between DRDGOLD and Crown
               Gold Recoveries (Pty) Ltd, dated June 12, 2002.
   4.43  (7)   Memorandum of Loan Agreement No. 2 between DRDGOLD Limited and
               Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
   4.44  (7)   Memorandum of Loan Agreement No. 3 between Crown Consolidated
               Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated
               June 12, 2002.
   4.45  (7)   Loan Agreement between Industrial Development Corporation of
               South Africa Ltd. and Blyvooruitzicht Gold Mining Company Ltd,
               dated July 18, 2002.
   4.46  (7)   Agreement of Loan and Pledge between DRDGOLD Limited and East
               Rand Proprietary Mines Ltd, dated September 18, 2002.
   4.47  (7)   Management Services Agreement between DRDGOLD Limited, Khumo
               Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty)Ltd,
               dated October 1, 2002.
   4.48  (7)   Agreement amongst DRDGOLD Limited, West Witwatersrand Gold
               Mines Limited and Bophelo Trading (Pty) Ltd, dated
               October 1, 2002.
   4.49  (7)   Letter Agreement between DRDGOLD Limited and The Standard
               Bank of South Africa, represented by its Standard Corporate and
               Merchant Bank Division, dated October 7, 2002.
   4.50  (7)   Memorandum of Agreement between Daun Et Cie A.G., Courthiel
               Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas
               Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo,
               Michelle Patience Baird, Derek Sean Webbstock, as sellers, and
               Crown Gold Recoveries (Pty) Ltd, as purchaser, dated
               October 10, 2002.
   4.51  (7)   Memorandum of Loan Agreement between DRDGOLD Limited and Crown
               Gold Recoveries (Pty) Ltd, dated October 10, 2002.
   4.52  (7)   Letter Agreement Relating to Consultancy Arrangement between
               DRDGOLD Limited and Nicolas Goodwin.
   4.53  (7)   Management Services Agreement between DRDGOLD Limited and East
               Rand Proprietary Mines Ltd, dated October 10, 2002.
   4.54  (7)   Agreement for sale of shares in Emperor Mines Limited, between
               DRD (Isle of Man) Limited and Kola Ventures Limited, dated
               December 13, 2002.
   4.55  (8)   Confirmation, dated August 14, 2003, between DRDGOLD Limited and Investec Bank (Mauritius) Limited.
   4.56  (8)   Amendment to Confirmation, dated September 4, 2003, between
               DRDGOLD Limited and Investec Bank (Mauritius) Limited.
   4.57  (9)   Deed of Amalgamation for the Corporate Restructuring of Orogen
               Minerals (Porgera) Limited, Mineral Resources Porgera Limited
               and Dome Resources (PNG) Limited, dated October 14, 2003.
   4.58  (9)   Undertaking, between Oil Search Limited and DRD (Isle of Man)
               Limited, dated October 14, 2003.
   4.59  (9)   Loan Assignment Agreement between Orogen Minerals Limited, DRD
               (Isle of Man) and Orogen Minerals (Porgera) Limited, dated
               October 14, 2003.
   4.60  (9)   Agreement between Orogen Minerals Limited and DRD (Isle of Man)
               Limited, dated October 14, 2003.
   4.61  (9)   Loan Assignment Agreement, between Dome Resources (PNG) Limited,
               Dome Resources Pty Limited, DRD (Isle of Man) Limited and
               Tolukuma Gold Mines Limited, dated November 21, 2003.
   4.62  (9)   Memorandum of Agreement made and entered into between DRDGOLD
               Limited, West Witwatersrand Gold Mines Limited, Mogale Gold
               (Proprietary) Limited and Luipaards Vlei Estates (Proprietary)
               Limited dated June 6, 2003.
   4.63  (10)  Porgera Joint Venture Operating Agreement between Placer (P.N.G.)
               Pty Limited and Highlands Gold Properties Pty. Limited and PGC
               (Papua New Guinea) Pty Limited, dated November 2, 1988.
   4.64  (10)  Agreement of Employment between DRDGOLD Limited and Mr. D.J.M.
               Blackmur, dated as of October 21, 2003.
   4.65  (10)  Banking facilities Agreement made and entered between
               DRDGOLD Limited and Standard Bank of South Africa, Limited,
               dated November 14, 2003.
   4.66  (10)  Agreement of Employment between DRDGOLD Limited and Mr. M.M.
               Wellesley-Wood, dated as of December 1, 2003.
   4.67  (10)  Service Agreement between DRD (Isle of Man) Limited and Mr. M.M.
               Wellesley-Wood, dated as of December 1, 2003.
   4.68  (10)  Agreement of Employment between DRDGOLD Limited and Mr. I.L.
               Murray, dated as of December 1, 2003.
   4.69  (10)  Service Agreement between DRD (Isle of Man) Limited and Mr. I.L.
               Murray, dated as of December 1, 2003.
   4.70  (10)  Subscription and Option Agreement made and entered between DRD
               (Isle of Man) Limited, Net-Gold Services Limited and G.M. Network
               Limited, dated January 26, 2004.
   4.71  (10)  Forward Bullion Transaction Agreements made and entered between DRDGOLD Limited and Investec Bank Limited, dated
               February 4, 2004, February 6, 2004, February 11, 2004 and
               February 12, 2004.
   4.72  (10)  Loan Agreement made and entered between DRDGOLD Limited and
               Investec Bank Limited, dated June 24, 2004.
   4.73  (10)  Termination Agreement made and entered between DRDGOLD
               Limited, Eskom Holdings Limited and Investec Bank Limited, dated
               June 24, 2004.
   4.74  (10)  Novation Agreement made and entered between J Aron &
               Company, Eskom Holdings Limited and Investec Bank Limited, dated
               June 24, 2004.
   4.75  (10)  Memorandum of Understanding made and entered between
               Buffelsfontein Gold Mines Limited, Buffels Division and The
               National Union of Mineworkers, The United Association of South
               Africa, The Mine Workers Union (Solidarity) and The South
               African Electrical Workers Association regarding retrenchments associated with Number 9, 10 and 12 Shafts of Buffelsfontein
               Division, dated August 6, 2004.
   4.76  (10)  CCMA Settlement Agreement made and entered between
               Blyvooruitzicht Gold Mining Company Limited and The United
               Association of South Africa, South African Equity Workers'
               Association, Solidarity and The National Union of Mineworkers
               regarding the retrenchment of up to 2,000 employees of the
               Blyvooruitzicht Gold Mining Company, dated September 2, 2004.
   4.77  (10)  Loan Agreement made and entered between DRDGOLD Limited and
               Investec Bank Limited, dated September 15, 2004.
   4.78  (10)  Subscription Agreement made and entered between DRD (Isle of Man) Limited and DRDGOLD Limited, dated September 21, 2004.
   4.79  (10)  Common Terms Agreement of Loan made and entered between DRD
               (Isle of Man) Limited and Investec Bank (Mauritius) Limited,
               dated October 14, 2004.
   4.80  (10)  Facility A Loan Agreement made and entered between DRD
               (Isle of Man) Limited and Investec Bank (Mauritius) Limited,
               dated October 14, 2004.
    8.1  (10)  List of Subsidiaries.
   12.1  #     Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
   12.2  #     Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
   12.3  ##    Certification pursuant to Section 302 of the Sarbanes-Oxley Act with respect to Amendment No. 2 to the Form 20-F.
   12.4  ##    Certification pursuant to Section 302 of the Sarbanes-Oxley Act with respect to Amendment No. 2 to the Form 20-F.
   13.1  #     Certification pursuant to Section 906 of the Sarbanes-Oxley
               Act of 2002.
   13.2  #     Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
   14.1  #     Consent of KPMG Inc.
   14.2  #     Consent of Deloitte & Touche.
   15.1  (10)  Crown Gold Recoveries (Pty) Limited Consolidated Financial
               Statements for the years ended June 30, 2004 and 2003.


(1) Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.
(2) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.
(3) Incorporated by reference to our Registration Statement (File No. 333-9242) on Form F-6.
(4) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1999.
(5) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.
(6) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2001.
(7) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
(8) Incorporated by reference to Amendment No. 4 our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
(9) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003.
(10) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2004.
# Previously filed on December 3, 2004, with Amendment No. 1 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2004.
##    Filed herewith.