Form 20-F/A
period 2004-06-30
DRDGOLD LTD
filed 2005-04-29
CIK 1023512

As filed with the Securities and Exchange Commission on April 29, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
Form 20-F/A
(Amendment No. 3)

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

Contact details:
Niel Pretorius – Group Legal Counsel
DRDGOLD Limited, 45 Empire Road, Parktown, Johannesburg, South Africa, 2193
Telephone: +2711 381 7800

Explanatory Note:

This Amendment No. 3 on Form 20-F/A to the Annual Report on Form 20-F of DRDGOLD Limited for the fiscal year ended June 30, 2004, amends portions of that Annual Report in response to comments received from the Securities and Exchange Commission. These amendments principally comprise substantial revision to the disclosure in Item 5A.: “Operating Results — Restatement of US GAAP Quarterly Results” and the disclosure in Item 15.: “Controls and Procedures,” and the disclosure of an additional risk factor in Item 3D.: “Risk Factors — Risks related to our business and operations,” relating to the weaknesses we have identified in our internal controls. In addition, the Consolidated Statement of Operations on page F-3 has been revised to eliminate the presentation of Gross Profit as a separate line item. The remainder of the Form 20-F remains unchanged except for immaterial conforming and amending revisions. This Amendment No. 3 does not reflect all events occurring after December 3, 2004, the filing date of Amendment No. 1 to the Form 20-F. These subsequent events include those described in the Company’s press releases dated February 18, March 17 and March 22, 2005 filed under cover of Form 6-K, which are incorporated by reference in response to certain items in this Annual Report and filed as exhibits hereto.

Page
ITEM 10E. Taxation	163
ITEM 10F. Dividends And Paying Agents	168
ITEM 10G. Statement By Experts	168
ITEM 10H. Documents On Display	168
ITEM 10I. Subsidiary Information	168
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	169
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	173
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	174
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	174
ITEM 15. CONTROLS AND PROCEDURES	174
ITEM 16. CORPORATE GOVERNANCE	175
ITEM 16A. Audit Committee Financial Expert	175
ITEM 16B. Code Of Ethics	176
ITEM 16C. Principal Accountant Fees And Services	176
ITEM 16D. Exemptions From The Listing Standards For Audit Committees	176
ITEM 16E. Purchase Of Equity Securities By The Issuer	176
PART III
ITEM 17. FINANCIAL STATEMENTS	177
ITEM 18. FINANCIAL STATEMENTS	177
ITEM 19. EXHIBITS	179
PORGERA JOINT VENTURE OPERATING AGREEMENT
EMPLOYMENT AGREEMENT
BANKING FACILITIES AGREEMENT
EMPLOYMENT AGREEMENT
SERVICE AGREEMENT
EMPLOYMENT AGREEMENT
SERVICE AGREEMENT
SUBSCRIPTION AND OPTION AGREEMENT
FORWARD BULLION TRANSACTION AGREEMENTS
LOAN AGREEMENT
TERMINATION AGREEMENT
NOVATION AGREEMENT
MEMORANDUM OF UNDERSTANDING
CCMA SETTLEMENT AGREEMENT
LOAN AGREEMENT
SUBSCRIPTION AGREEMENT
COMMON TERMS AGREEMENT OF LOAN
FACILITY A LOAN AGREEMENT
LIST OF SUBSIDIARIES
CERTIFICATION
CERTIFICATION
CERTIFICATION
CERTIFICATION
CONSENT OF KPMG INC.
CONSENT OF DELOITTE & TOUCHE
CONSOLIDATED FINANCIAL STATEMENT

Preparation of Financial Information

     We are a South African company and during the three years ended June 30, 2004, the majority of our operations, as measured in production ounces, were located there. Accordingly, our books of account are maintained in South African Rand. Our financial statements attached hereto are presented in United States Dollars and in accordance with generally accepted accounting principles in the United States, or US GAAP. All references to “Dollars” or “$” herein are to United States Dollars, references to “Rand” or “R” are to South African Rands, references to “A$” are to Australian Dollars and references to “Kina” or “K” are to Papua New Guinean Kinas.

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

DRDGOLD Limited

     In December 2004, we changed our name from Durban Roodepoort Deep, Limited to DRDGOLD Limited. When used in this Annual Report, the term the “Company” refers to DRDGOLD Limited and the terms “we,” “our,” “us” or “the Group” refer to the Company and its subsidiaries, associate and joint venture, as appropriate in the context.

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

     As of November 30, 2004 we estimated that the cost of restructuring our South African operations and other anticipated commitments for fiscal 2005, including capital expenditure, working capital and interest payments on our convertible notes, would be between $60.0 million to $65.0 million. This range excluded our obligation to subscribe for rights under Emperor’s 2004 rights offering, which amounted to a maximum of A$9.2 million ($7.0 million). We funded our participation in this rights offering out of the third debt facility of $15 million negotiated with Investec (Mauritius). Our ability to meet our cash requirements is dependent upon our future performance, our ability to successfully restructure our South African Operations, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. As at October 31, 2004 we had $2.9 million of undrawn amounts under our existing facilities to use for general purposes. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund these cash requirements from alternative financing. We may not be able to obtain alternative financing and we cannot guarantee that any such financing would be on acceptable terms, or would be permitted under the terms of our existing financing arrangements. In the absence of such financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations or fund required capital expenditures or increased working capital requirements may be adversely affected.

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

     The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including Mr. M.M. Wellesley-Wood, our Chief Executive Officer, and Mr. I.L. Murray, our Chief Financial Officer. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain “key man” life insurance policies on any members of our executive team. The loss of any of our key personnel could prevent us from executing our business plans, which may result in decreased production, increased costs and decreased profitability.

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

     We have discovered material weaknesses in our internal controls in relation to our US GAAP financial reporting. If we fail to remedy these weaknesses and establish and maintain an effective system of internal controls, our reported financial results under US GAAP may not be accurate. As a result, current and potential shareholders could lose confidence in our financial reporting, which could adversely affect the trading price of our shares.

     During fiscal 2004, we discovered material weaknesses in our internal controls. Effective internal controls are necessary for us to provide reliable US GAAP financial reports. Failure to remedy these weaknesses and provide reliable US GAAP financial reports could have an adverse effect on our share price. Remedying these material weaknesses is challenging in light of the limited availability within South Africa, where our headquarters are located, of internal accounting employee candidates who have sufficient knowledge and experience regarding the application of US GAAP and SEC requirements and of potential external advisers with US GAAP expertise to supplement our internal resources.

     During our 2004 audit, our auditors identified accounting errors in our reported US GAAP quarterly results, as disclosed in Item 5A under “Restatement of US GAAP Quarterly Results,” which required us to restate certain amounts in those quarterly financial statements. In addition, it also took us nearly twelve months to prepare and file separate US GAAP historical financial statements and pro forma financial statements in connection with our acquisition, on October 14, 2003, of a 20% interest in the Porgera Joint Venture.

     In considering these accounting errors and the late filing of financial statements for our 20% interest in the Porgera Joint Venture, our senior management, in conjunction with our auditors, identified the following material weaknesses in our internal control over US GAAP financial reporting at a Group level: (i) a lack of sufficient knowledge and experience among our internal accounting personnel regarding the application of US GAAP and SEC requirements; (ii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC requirements; and (iii) insufficient emphasis by management on evaluating our compliance with US GAAP and SEC requirements. These weaknesses were most likely to manifest themselves in accounting errors in our US GAAP financial reporting for the periods in which we did not utilize the assistance of external accounting advisers with US GAAP expertise.

     We are continuing to work to improve our internal control over financial reporting, including in the areas of compliance with US GAAP and SEC reporting requirements. We cannot be certain that these measures will result in processes that provide reasonable assurance regarding the reliability of our US GAAP financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Any failure to implement necessary new or improved controls, including those needed to remediate any control weaknesses discovered in preparation for the requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or difficulties encountered in their implementation, could cause us to fail to meet our US GAAP reporting obligations. If we are unable to correct the material weaknesses in our internal control over US GAAP financial reporting and we are required to continue to report that we have material weaknesses in those internal controls, investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

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

     Labor costs constitute 50% of our production costs for fiscal 2004, and 42% and 41% for fiscal 2003 and 2002, respectively. As at June 30, 2004, we employed and contracted approximately 13,737 people. Of these, 12,986 people were in South Africa, of whom, approximately 70% were members of trade unions or employee associations. This excludes all employees of our associates CGR and ERPM. We have entered into various agreements regulating wages and working conditions at our South African mines to June 30, 2005, at which time we will need to re-negotiate these agreements. Unreasonable wage demands could increase production costs to levels where our South African operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We may also experience labor unrest at operations at which we have an equity interest. In particular, during October and November 2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. Our business could suffer if such activities are repeated.

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

     These restrictions could hinder our corporate functioning and acquisition strategy, including because investments of less than a 50% plus 1 share interest can only be held subject to exchange approval. We hold 45.33% of Emperor and accordingly SARB may require us to divest our interest in Emperor if we do not acquire 50% plus 1 share interest.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

     DRDGOLD Limited is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. Our South African operations consist of the North West Operations, comprising the Harties Section and the Buffels Section, the Blyvoor Section and our 40% interest in CGR comprising the Crown Section and ERPM Section. On March 22, 2005, however, we announced the provisional liquidation of Buffelsfontein Gold Mines Limited, our subsidiary that owns our North West Operations, as discussed in our Form 6-K filed with the SEC on March 22, 2005, which is incorporated by reference in this Annual Report. Our Australasian operations consist of the Tolukuma Section and our 20% interest in the unincorporated Porgera Joint Venture, or Porgera, both of which are in Papua New Guinea and a 45.33% interest in Emperor Mines Limited, or Emperor, as of October 31, 2004 (19.78% as of June 30, 2004), which owns the Vatukoula gold mine in Fiji. We also have exploration projects in South Africa, Papua New Guinea and Australia, though our principal focus is on our operations in South Africa and Papua New Guinea.

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

     On June 26, 2004, and June 28, 2004, respectively, we entered into a further 60-day review period at the Buffels Section at our North West Operations and at our Blyvoor Section designed to restore the operations to profitability. Proposals were received into a consultative forum in which both management and organized labor participated, and was distributed to the Department of Labour and the Department of Minerals and Energy, for their input. At the Buffels Section, agreement was reached with all the relevant parties early in August 2004 to close the Number 9 Shaft, but to keep the Number 10 and 12 Shafts in operation on condition that certain defined sustainability thresholds are met. This agreement resulted in the retrenchment of 120 employees at this mining operation during fiscal 2005 at a cost of R3.7 million ($0.6 million). At the Blyvoor Section, the 60-day review was extended by two weeks to conclude on September 13, 2004. On October 5, 2004, it was announced that 1,619 employees have been retrenched at a cost of approximately R32.0 million ($5.1 million), with possible future restructuring initiatives depending on the economic circumstances. In terms of the agreement organized labor recorded its commitment to certain production targets, and undertook not to disrupt production for at least six months for reason relating to restructuring of the operations. On March 22, 2005, however, we announced the provisional liquidation of Buffelsfontein Gold Mines Limited, our subsidiary that owns our North West Operations, as discussed in our Form 6-K filed with the SEC on March 22, 2005, which is incorporated by reference in this Annual Report.

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

          With effect from August 3, 2004, Emperor’s board of directors appointed our then Executive Chairman, Mr. M.M. Wellesley-Wood as Managing Director of Emperor and our Divisional Director: Australasian Operations, Mr. R. Johnson as a Non-Executive Director of Emperor. On September 9, 2004, Emperor shareholders approved a resolution to remove two independent directors from the board of Emperor and to confirm Mr. R. Johnson’s appointment as a Non-Executive Director of Emperor. As a result, we have three of our representatives on the six member Emperor board, with Emperor’s independent Chairman having a casting vote. At the date of this annual report we did not have control over Emperor.

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

     The following reserve estimates do not give effect to our announcement, on March 22, 2005, of the provisional liquidation of Buffelsfontein Gold Mines Limited, our subsidiary that owns our North West Operations.

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

4C. ORGANIZATIONAL STRUCTURE

     The following chart shows our principal subsidiaries, associate, joint venture and investments as of June 30, 2004. All of our subsidiaries are incorporated in South Africa unless otherwise indicated. The Company, DRDGOLD Limited, holds the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of the Company’s directly held subsidiaries.

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

     On March 22, 2005, we announced the provisional liquidation of Buffelsfontein Gold Mines Limited, our subsidiary that owns our North West Operations, as discussed in our Form 6-K filed with the SEC on March 22, 2005, which is incorporated by reference in this Annual Report.

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

     Accommodation for staff is situated on the property as well as in the neighboring towns of Stilfontein and Klerksdorp. In addition to mining its lease area, the Buffels Section operates and mines the adjoining Harties Section mineral rights areas and another area pursuant to royalty-based tribute agreements with Lucas Block Minerals Limited, a South African company, and the Harties Section.

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

     The Buffels Section has exploited the Vaal Reef, occurring within the Central Rand Group of the Witwatersrand Supergroup, at the base of the Strathmore formation. The bulk of the Buffels Section Ore Reserves have been mined-out but the infrastructure is being used to access remnant reserves and blocks originally bypassed because of structural complexity. Access from the surface to the underground workings of the mine is through vertical and underground incline shafts. Mining of the reef takes place in stope panels. Holes are drilled into the solid rock and are charged with explosives and blasted. The loosened rock is removed from the stope panels and is conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and conveyed to the metallurgical plant for gold extraction.

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

Mining and processing

     Metallurgical processing facilities at the North West Operations include two operating plants. All the underground ore is processed by the Buffels or South Plant. All the surface material is processed in the North Plant previously known as the Low Grade Gold Plant, or LGGP, with limited underground material. These plants have a combined operating capacity of 260,000 tons per month, or tpm.

     South Plant: Commissioned in 1957, this plant, is also known as the Buffels Plant. The original plant was comprised of a conventional circuit including multi-stage crushing and grinding followed by standard dissolution and recovery circuits. The plant was modified from 1994 to 1997 through the closure and demolition of the original comminution sections. It is now comprised of a circuit including run of mine milling, thickening, leaching, filtration, zinc precipitation and smelting to doré. The operating capacity of the plant is 90,000 tpm. During fiscal 2004, we considered expanding the existing plant to 125,000 tpm, at an expected cost of $14.7 million. The proposed expansion was suspended due to the sustained decline in the Rand gold price and initial expenditure of $1.4 million was expensed.

     North Plant: Commissioned in 1987, this plant, also known as the Low Grade Gold Plant, is comprised of a circuit including crushing, closed circuit milling, thickening, cyanidation and gold recovery in a Carbon-In-Pulp, or CIP, plant, elution, electrowinning and smelting to doré. The operating capacity of the plant is 170,000 tpm of low grade ore (1 gram per ton). This plant is being used to process mostly surface material and some underground material.

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

     In fiscal 2002, previously unprofitable areas of the Buffels and Harties Sections below a cut-off grade of 7.96 g/t at Buffels Section and 6.45 g/t at Harties Section were identified as potentially profitable areas to an increasing Rand gold price above R100,000 per kilogram. These areas consisted of medium and lower grade deposits and would increase the Ore Reserves and contribute towards the overhead costs to run the North West Operations. The lower grades require strict geological and mining controls in order to ensure they are mined profitably and are therefore riskier to mine. As a result of the decrease in fiscal 2003 and the 60-day review process at our North West Operations, the decision was made in September 2003 to stop mining the medium grades until the Rand gold price improves. Accordingly, the Buffels Ore Reserves have been decreased to nil, while only selective mining took place at the Number 6 Shaft at the Harties Section during fiscal 2004.

Current year production

     The North West Operations were our largest producer of gold and produced a total of 341,861 ounces of gold in fiscal 2004, with 298,681 ounces of gold from underground areas and 43,180 ounces from surface areas. In fiscal 2003, a total of 462,743 ounces were produced, with 384,296 ounces of gold from underground areas and 78,447 ounces from surface areas. This represents a decrease of 120,882 ounces or 26% of gold production from fiscal 2003. On March 22, 2005, however, we announced the provisional liquidation of Buffelsfontein Gold Mines Limited, our subsidiary that owns our North West Operations, as discussed in our Form 6-K filed with the SEC on March 22, 2005, which is incorporated by reference in this Annual Report.

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

     Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. In South Africa, Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to the Blyvoor Section is provided from the Wes Wits substation outside Carletonville. Electricity is supplied directly from the national power grid to the Wes Wits substation at 44,000 volts. Further substations, located on mine site, transform the power to 6,600 volts or 22,000 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption is about 432 GWHr and the maximum demand is about 66 MW.

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

History

1930	Discovery of alluvial gold in the Nasivi river in Vatukoula.

1933	Commencement of mining activities at the Vatukoula mine.

1950s	Emperor secures ownership of the Vatukoula mining field.

1992	Western Mining Corporation relinquishes its joint venture with respect to the Emperor Gold

2003	We acquired a 19.81% interest in Emperor.

2004	In July 2004, we increased our shareholding in Emperor to 45.33% through a conditional takeover offer announced in March 2004. Emperor appointed Mark Wellesley-Wood as Managing Director and our Divisional Director: Australasia, Richard Johnson as Non-Executive Director, both with effect from August 3, 2004.

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

     Mr. V. Hoops, a former Director of ours, has claimed R6 million ($1.0 million) in damages against us for alleged constructive dismissal of his employment. On February 4, 2003, we concluded a settlement agreement with Mr. V. Hoops which resulted in the termination of the arbitration. The settlement agreement contained a written statement from Mr. V. Hoops rescinding comments made by him regarding Mr. M.M. Wellesley-Wood. The terms of the agreement are subject to confidentiality provisions.

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

     On May 20, 2003, a summons was issued by our former chairman, Mr. R.A.R. Kebble and his son, Mr. B. Kebble, against us, Mr. M.M. Wellesley-Wood and Associated Intelligence Network (Pty) Limited, or AIN. AIN is a private investigator firm. Their claim is based on allegations that we hired AIN to invade their privacy by obtaining personal information about them and to cause them embarrassment and commercial harm. They seek compensation for damages suffered as a result of these alleged actions in an amount of R1.0 million ($0.2 million) each from us, Mr. M.M. Wellesley-Wood and AIN jointly and severally. In addition, they seek punitive damages in a total amount of R10 million ($1.6 million) from us and AIN jointly and severally. The punitive damages claim is unique under South African law. Initial hearings have taken place to decide a preliminary point raised by us that no such claim exists in South African law. The court has ruled against us on a technicality, making a ruling to the effect that the trial court will hear and adjudicate this issue. We will continue to defend against these claims. We are currently awaiting the allocation of a trial date.

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

5A. OPERATING RESULTS

Business overview

     We are a gold mining company engaged in underground and surface gold mining, including exploration, extraction, processing and smelting. We have operations comprising underground and open pit mining and surface retreatment operations, including the requisite infrastructure and metallurgical processing plants. Our operations are located in South Africa and Papua New Guinea. In addition, we hold a 45.33% (19.78% at June 30, 2004) equity interest in Emperor Mines Limited, or Emperor, in Fiji. We divide our worldwide operations into two geographic regions, based on revenue generated from the location of the seller, as follows:

•	South Africa is comprised of the North West Operations (Harties and Buffels Sections) and the Blyvoor Section. We also hold a 40% equity interest in Crown Gold Recoveries (Pty) Limited which includes the Crown and ERPM Sections. On March 22, 2005, however, we announced the provisional liquidation of Buffelsfontein Gold Mines Limited, our subsidiary that owns our North West Operations, as discussed in our Form 6-K filed with the SEC on March 22, 2005, which is incorporated by reference in this Annual Report.

•	Australasia is comprised of the Tolukuma Section, a 20% interest in the Porgera Joint Venture, or Porgera, and a 45.33% interest in Emperor.

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

     On February 18, 2005, we published a trading statement as discussed in our Form 6-K filed with the SEC on the same day, which is incorporated by reference in this Annual Report.

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

     Due to the restatement of our quarterly results for the first and second quarters of fiscal 2004, we have also restated the unaudited pro forma financial statements of the Company and Orogen Minerals (Porgera) Limited and Mineral Resources Porgera Limited for the six months ended December 31, 2003, giving effect to our acquisition of a 20% interest in the Porgera Joint Venture, as originally filed with the SEC under cover of a Form 6-K on October 1, 2004. This restatement is reflected in a Form 6-K filed with the SEC on November 29, 2004.

     The restatement arises with respect to two separate accounting matters.

Equity in losses of CGR

     Under US GAAP, an investment in an associate includes the equity investment in and funds advanced to the entity. Under US GAAP we have treated CGR, which owns the Crown and ERPM Section, as an associate and, accordingly, our interest in CGR is accounted for using the equity method. Our investment in CGR was reflected as $nil as at June 30, 2003.

     Under US GAAP, we incorrectly reflected our advances to CGR and ERPM in fiscal 2004 as separate financial instruments during the quarters presented. CGR and ERPM recorded significant losses throughout fiscal 2004. However, no impairments of these loans were recorded in our first, second and third quarters of fiscal 2004. The loans were fully impaired in the fourth quarter of fiscal 2004.

     Under US GAAP, we should have recognized our portion of the losses recorded by CGR against the advances, forming part of our investment, in the respective quarters in which the losses were recorded.

     We have suspended all further funding by us to CGR and ERPM until revised operational plans are submitted to us to enable us to assess the future cash flow of both operations.

Harties Number 6 Shaft, North West Operations

     With the conclusion of the 60-day review performed at the North West Operations, including the Number 6 Shaft, in the first quarter of 2004 we accelerated the depreciation charge with respect to the mining assets associated with the Number 6 Shaft. Our expectation at the time was that the shaft would not be utilized in the future. However, in January and February 2004, following a detailed survey at the Number 6 Shaft to consider if limited high grade mining of some of the remaining pillars was financially viable, we made a business decision to bring the upper section of the Number 6 Shaft and the associated mining assets back into production. The accelerated depreciation charge reported in the first quarter of fiscal 2004 was reversed in the third quarter of fiscal 2004. Because no activities had taken place to indicate the abandonment of the Number 6 Shaft, depreciation should not have been accelerated in the first quarter and subsequently reversed in the third quarter.

     The impact of these restatements on our financial results for the quarters in fiscal 2004 is as follows:

Group Statement of Operations

	Quarter ended
					Fiscal year ended
($ million)	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004	June 30, 2004
Net (loss)/profit applicable to stockholders, as previously reported	(21.8)	(1.4)	9.7	(42.3)	(55.8)
Adjusted for:
Equity losses of CGR	(7.6)	(1.2)	—	8.8	—
Depreciation adjustment for Harties Number 6 Shaft, North West Operations	4.9	—	(4.9)	—	—

Net (loss)/profit applicable to stockholders, as restated	(24.5)	(2.6)	4.8	(33.5)	(55.8)

Group Balance Sheets

	As at
($ million)	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004	As at June 30, 2004
Receivables, as previously reported	13.5	19.2	18.2	19.5	19.5
Receivables, as restated	11.6	16.8	15.8	19.5	19.5
Non-current investments, as previously reported	40.5	72.7	80.3	69.6	69.6
Non-current investments, as restated	34.8	66.3	73.9	69.6	69.6
Mining assets, as previously reported	81.6	157.6	168.0	156.9	156.9
Mining assets, as restated	86.5	162.5	168.0	156.9	156.9

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

     As of November 30, 2004, we anticipated decreasing our capital expenditure in fiscal 2005 by about a third from our capital expenditure for fiscal 2004. We expect to incur $18.6 million of capital expenditure on mining equipment and development, upgrading existing underground operations and upgrading current metallurgical plants as follows:

•	the North West Operations — $6.4 million;

•	the Blyvoor Section — $0.3 million;

•	Porgera — $7.9 million (our 20% attributable share); and

•	the Tolukuma Section — $4.0 million.

     On March 22, 2005, however, we announced the provisional liquidation of Buffelsfontein Gold Mines Limited, our subsidiary that owns our North West Operations, as discussed in our Form 6-K filed with the SEC on March 22, 2005, which is incorporated by reference in this Annual Report.

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

Investec Bank Limited

     We have entered into four separate funding facilities with Investec Bank Limited, or Investec, or its affiliates:

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

     On December 10, 2004, we entered into the fourth facility of R100.0 million ($17.2 million) with Investec. The facility bears interest at the three month JIBAR plus 300 basis points. As at March 31, 2005, the undrawn balance on this facility was $6.9 million. This facility is a general funding facility and is not renewable.

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

     As at June 30, 2004, we estimated that our anticipated commitments for fiscal 2005 will be between $60.0 million and $65.0 million, which includes costs of restructuring our South African Operations of $4.3 million, capital expenditure of $18.6 million as discussed above, interest payments on our convertible notes of $3.9 million, the current portion of long-term loans of $5.4 million and working capital of approximately $32.8 million. This range excludes our obligation to subscribe for rights under Emperor’s 2004 rights offering, which is addressed separately below. As at June 30, 2004 we expected to finance these commitments from cash resources of $22.5 million at that date, net cash generated by offshore operations, undrawn borrowing facilities of $9.6 million and the second Investec facility of R100 million ($15.9 million).

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

               Our estimated working capital, capital expenditure and other funding commitments, as well as our sources of liquidity, would be adversely affected if:

•	the restructuring of our South African Operations is not successful in ensuring these operations return to positive net cash flow (up to September 30, 2004, our South African Operations had negative net cash flows);

•	our offshore operations fail to generate net cash flows from operations consistent with fiscal 2004 levels and after taking into account the inclusion of Porgera for the full fiscal 2005;

•	there is an adverse variation in the price of gold or foreign currency exchange rates in relation to the US Dollar, particularly with respect to the Rand;

•	we default on our borrowing arrangements, including the third Investec (Mauritius) facility of $15.0 million or the Senior Convertible Notes, and we are therefore required to accelerate the repayment of funds;

•	Investec (Mauritius) exercises it discretion under the third Investec (Mauritius) facility to require us to make a prepayment of 50% of any payments made by the intermediate holding companies of our offshore operations to the Company using cash flows generated from our offshore operations; or

•	our operating results or financial condition are adversely affected by the uncertainties and variables facing our business discussed under Item 5A in the section entitled “Operating Results” or the factors described in Item 3D in the section titled “Risk Factors.”

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

     Our South African mines have undergone significant changes over the past three fiscal years as a result of the continued strengthening of the Rand, resulting in a lower gold price, and the above inflation increase in costs. Accordingly, our South African Operations incurred a loss for the Group of $55.8 million in fiscal 2004 and the Group may incur a loss in fiscal 2005. We entered into three separate 60-day review processes during fiscal 2004 at the Blyvoor, Buffels and Harties Sections in an attempt to restore profitability. The 60-day review process at the Harties Section was completed during fiscal 2004 and the 60-day review processes at the Blyvoor and Buffels Sections were completed in fiscal 2005. The restructuring has resulted in the retrenchment of approximately 5,000 employees, which is roughly a third of our South African workforce. In fiscal 2004, employment termination costs amounted to $8.0 million. In fiscal 2005 the employment termination costs were $4.3 million. Whether we will need to engage in any further restructuring, and consequentially incur further restructuring costs, depends on several variables which are discussed under Item 5B.: “Liquidity and Capital Resources — Anticipated Funding Requirements and Sources,” including the strength of the South African Rand.

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

Executive Directors

     Mark Michael Wellesley-Wood (53) Chief Executive Officer. Mr. M.M. Wellesley-Wood was appointed Non-Executive Chairman in May 2000 and appointed Chairman and Chief Executive Officer in November 2000. Mr. M.M. Wellesley-Wood was appointed Executive Chairman from December 19, 2003 to March 1, 2005. He reassumed the role of Chief Executive Officer from March 1, 2005. He holds a degree in Mining Engineering from the Royal School of Mines, Imperial College, London and an MBA from City Business School. He is a Chartered Engineer, a Member of the Institution of Mining and Metallurgy, a former Member of the Stock Exchange in London, a Fellow of the Securities Institute and a Member of the Society of Investment Professionals. Mr. M.M. Wellesley-Wood has been involved in all aspects of raising finance and financial advice for mining companies since 1977. Mr. M.M. Wellesley-Wood is also a director of Oxus Gold Limited, WCS Limited and Emperor Mines Limited. He was Chairman of the Unwins Wine Group Limited from December 2001 to December 2003 and now serves on its Major Shareholder Committee. On August 3, 2004 he was appointed as the Managing Director of Emperor Mines Limited.

     Ian Louis Murray (38) Chief Financial Officer. Mr. I.L. Murray was appointed Manager Corporate Finance in 1997, alternate director in July 1999, Chief Financial Officer in November 2000 and Deputy Chief Executive Officer in January 2003. Mr. I.L. Murray resigned as Chief Financial Officer in January 2003 but re-assumed that position on June 30, 2003 upon the resignation of Mr. J.H. Dissel. Mr. I.L. Murray was appointed Chief Executive Officer from December 19, 2003 to January 17, 2005 and Chief Financial Officer from December 19, 2003 to January 17, 2005. He was reappointed Chief Financial Officer with effect from March 8, 2005. Mr. I.L. Murray obtained his B.Comm degree from the University of Cape Town and is a member of the South African Institute of Chartered Accountants, and the Chartered Institute of Management Accountants. He also has an Advanced Taxation Certificate from the University of South Africa. Prior to joining us, Mr. I.L. Murray was group financial and administration manager of Bioclones (Pty) Limited, a subsidiary of S A Breweries Limited from August 1995 to January 1997. Mr. I.L. Murray is also a director of G.M. Network Limited and Net-Gold Services Limited.

Non-Executive Directors

     Moltin Paseka Ncholo (41). Dr. M.P. Ncholo was appointed as a non-executive director in 2002 and as our non-executive Chairman in February 2005. Dr. M.P. Ncholo was awarded his doctorate in Philosophy in 1992 and became an advocate of the High Court of South African in 1994. Prior to becoming the chairman of KBH and ERPM in 1999, he was director-general of the Department of Public Service and Administration. Dr. M.P. Ncholo is also a director of CGR and Mvelaphanda Resources Limited.

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

Alternate Directors

     Anton Lubbe (45). Mr. A. Lubbe was appointed an alternate director on July 1, 2003. On March 23, 2005, Mr. A. Lubbe resigned from his position as an alternate member to the board and as Divisional Director: New Business and Growth Projects.

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

     Wayne Gregory Koonin (34) Mr. W.G. Koonin was appointed Divisional Director: Group Finance in October 2003. In November 2004, Mr. W.G. Koonin resigned from his position.

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

     Andrea Isolde Townsend (37) Group Company Secretary. Ms. A.I. Townsend was appointed Group Company Secretary in October 2003. With effect from March 31, 2005, Ms. A.I. Townsend has resigned. With effect from April 1, 2005, Mr. Themba John Gwebu was appointed Group Company Secretary.

Changes in our Board of Directors and Executive Officers

     The following changes occurred in our board of directors and executive officers from July 1, 2003 to October 31, 2004.

Appointments	Title	Date
D.T. van der Mescht	(Divisional Director: South African Operations and Alternate Director)	July 1, 2003*
A. Lubbe	(Divisional Director: New Business and Growth Projects and Alternate Director)	July 1, 2003*
A.I. Townsend	(Group Company Secretary)	October 1, 2003
W.G. Koonin	(Divisional Director: Group Finance)	October 1, 2003
D.J.M. Blackmur	(Non-Executive Director)	October 21, 2003
M.M. Wellesley-Wood	(Executive Chairman)	December 19, 2003#
I.L. Murray	(Chief Executive Officer and Chief Financial Officer)	December 19, 2003#
G.C. Campbell	(Senior Independent Non-Executive Director)	December 19, 2003#
M.P. Marriott	(Divisional Director: South African Operations)	August 10, 2004
J. Turk	(Non-Executive Director)	October 27, 2004

Resignations	Title	Date
D.T. van der Mescht	(Divisional Director: South African	August 5, 2004*
Operations and Alternate Director)
D.C. Baker	(Non-Executive Director)	October 27, 2004

*	Effective date

#	Reappointment date

Directors’ Terms of Service

     The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at October 31, 2004:

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

     In accordance with the King II Report on corporate governance, as encompassed in the JSE Listing Rules, and in accordance with the South African Combined Code, the responsibilities of Chairman and Chief Executive Officer were separated during January 2004. Mr. M.M. Wellesley-Wood was appointed Executive Chairman and Mr. I.L. Murray was appointed as Chief Executive Officer. In December 2004, Mr. G.C. Campbell was appointed senior independent non-executive director. In future, the evaluation of the Chairman’s performance will be considered by the non-executive directors led by the senior independent non-executive director. An additional non-executive director, Professor D.J.M. Blackmur, was appointed on October 21, 2003. Mr. D.C. Baker resigned from our board of directors on October 27, 2004 and Mr. D.T. van der Mescht, an alternate director, resigned on August 5, 2004 and no replacement has been appointed as yet. The board has not established a nomination committee, as it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the Nasdaq rules a majority of independent directors will select or recommend director nominees.

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

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of October 31, 2004, are treated as outstanding for computing the percentage of any other person. As of October 31, 2004, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 81.58% of our issued ordinary shares through our ADR program. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, 45 Empire Road, Parktown, Johannesburg, South Africa, 2193.

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

     Exemption from the quorum requirements

     Nasdaq’s Marketplace Rules, which apply to all companies listed on the Nasdaq Stock Market and Nasdaq SmallCap Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of the company’s common stock must be no less than 33 1/3% of the issuer’s outstanding shares. Consistent with the practice of companies incorporated in South Africa, our articles of association only require a quorum of three members. As a result, and in connection with the listing of our ADSs on the Nasdaq National Market in July 1996, we requested, and Nasdaq granted us in October 1996, an exemption from compliance with the Rule 4350(f) quorum requirement.

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

10F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

10G. STATEMENT BY EXPERTS

     Not applicable.

10H. DOCUMENTS ON DISPLAY

     You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at DRDGOLD Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Group Company Secretary. Tel No. 27-11-381-7800. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

     A copy of each document concerning us that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at DRDGOLD Limited, 45 Empire Road, Parktown, Johannesburg, South Africa 2193.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC) as of June 30, 2004. Based on this evaluation, as of June 30, 2004, our Chief Executive Officer and our Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the US Securities Exchange Act of 1934, or the Exchange Act, and were not effective in ensuring that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     In the process of conducting our audit for fiscal 2004, during the period from May to August 2004 our auditors identified accounting errors in our reported US GAAP quarterly results for fiscal 2004 that related to the recognition of losses of our equity accounted associate, CGR and its subsidiary ERPM, and the incorrect recognition of accelerated depreciation related to the Number 6 Shaft at our North West Operations, as disclosed in Item 5A under “Restatement of US GAAP Quarterly Results,” which they brought to the attention of our Divisional Director: Group Finance, who promptly advised our senior management. As a result of these errors, in this Annual Report we have restated our Group quarterly financial statements for fiscal 2004 in the manner specified in Item 5A under “Restatement of US GAAP Quarterly Results.” These restatements affected the Group quarterly financial statements as previously disclosed under cover of Forms 6-K filed with the SEC on October 31, 2003, February 25, 2004, May 5, 2004, May 10, 2004, and August 19, 2004. These restatements did not result in any restatement or revision to our financial results for fiscal 2004 as a whole.

     As previously disclosed, effective on October 14, 2003, we acquired a 20% interest in the Porgera Joint Venture through our acquisition of Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP. The Porgera Joint Venture has not historically prepared its accounts in accordance with US GAAP. The preparation of separate historical US GAAP financial statements of OMP and MRP and pro forma financial statements for the Company and OMP and MRP in connection with this acquisition took us nearly 12 months after the acquisition, requiring us to suspend sales under our outstanding Registration Statement (No. 333-102800) relating to our 6% Senior Convertible Notes due 2006. Our senior management had been aware since November 2003 of the requirement to file these financial statements in order to keep our outstanding Registration Statement compliant with relevant SEC disclosure requirements. In addition, due to the restatement of our quarterly results for fiscal 2004, we were required to restate the unaudited pro forma financial statements of the Company and OMP and MRP for the six months ended December 31, 2003. The necessary financial reporting systems have now been implemented to report in accordance with US GAAP the results of our 20% interest in the Porgera Joint Venture on an ongoing basis, and as reported in this Annual Report.

     In connection with the accounting errors in our reported US GAAP quarterly results for fiscal 2004 described above, in late September 2004 our senior management, in conjunction with our auditors, identified material weaknesses in our internal control over financial reporting at a Group level with respect to our US GAAP quarterly financial reporting processes. Separately, in October 2004, in connection with the preparation of separate US GAAP historical financial statements of OMP and MRP and pro forma financial statements for the Company and OMP and MRP in connection with our acquisition of the 20% interest in the Porgera Joint Venture, our auditors identified material weaknesses in our internal control over financial reporting at a Group level relating to our failure to monitor the SEC’s reporting requirements in relation to acquisitions. In summary, the material weaknesses (which were reported to our Audit Committee) were as follows:

(a)	A lack of sufficient knowledge and experience among our internal accounting personnel regarding the application of US GAAP and SEC requirements.

(b)	Insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC requirements.

(c)	Insufficient emphasis by management on evaluating our compliance with US GAAP and SEC requirements.

     As part of the communications by KPMG with our Audit Committee with respect to KPMG’s audit procedures for fiscal 2004, KPMG informed the Audit Committee that these deficiencies constituted material weaknesses.

     The lack of sufficient knowledge and experience among our internal accounting personnel regarding the application of US GAAP and SEC requirements primarily reflects the limited availability in South Africa of potential accounting employee candidates who have US GAAP experience or expertise. Although we mitigated this weakness in fiscal years 1999 through 2002 through the use of external accounting advisors with US GAAP expertise, we did not employ such advisors for our US GAAP quarterly reporting, which we commenced in the second quarter of fiscal 2003, or for the preparation of our US GAAP annual financial statements for fiscal 2003 or 2004. Accordingly, when a set of facts gave rise to significant accounting and reporting issues that raised issues of judgment during these periods, these issues were not always properly identified and evaluated internally, prior to discussion with our external auditors.

     Our accounting and financial reporting personnel did not have any objective written policies and procedures to follow that dealt with US GAAP and SEC disclosure requirements, and as a result, US GAAP issues were not always dealt with in a consistent manner and were not always properly identified during the periods for which we did not employ an external accounting advisor with US GAAP expertise. We also did not have our quarterly US GAAP results reviewed by our auditors.

     The insufficient emphasis by management on evaluating our compliance with US GAAP requirements reflected a lack of US GAAP knowledge in our management team. This was compounded by the substantial turnover in our senior management during the period from July 1, 2001 through June 30, 2003, as previously disclosed in our Annual Report on Form 20-F for fiscal 2002, as amended. Among other things, this resulted in Mr. I. L. Murray taking on the roles of both Chief Executive Officer and Chief Financial Officer for all of fiscal 2004.

     With respect to our US GAAP quarterly reporting processes, we believe that these material weaknesses existed from the time we commenced quarterly reporting under US GAAP in the second quarter of fiscal 2003 and manifested themselves in errors in certain of those quarterly results. During our fiscal 2003 audit, our auditors identified accounting errors in our reported US GAAP quarterly results for the fourth quarter of fiscal 2003 and for the first quarter of fiscal 2004, relating to a reversal of an impairment charge for the Number 6 Shaft at our North West Operations, an increase in the valuation allowance against the deferred tax asset for our North West Operations and an adjustment to the fair value of our 6% Senior Convertible Notes due 2006. We disclosed the final restated financial results for the fourth quarter of fiscal 2003 in our Annual Report on Form 20-F for fiscal 2003, filed with the SEC on December 30, 2003. We are not aware of any errors in our published US GAAP quarterly financial statements other than those that have been subsequently corrected and restated, as disclosed in this Item 15.

     With respect to our US GAAP annual reporting processes, we believe that the circumstances that contributed to these material weaknesses existed as early as fiscal 1996, when we began reporting on an annual basis under US GAAP, at least insofar as they related to a lack of sufficient knowledge and experience among our internal accounting personnel regarding the application of US GAAP and SEC requirements and insufficient emphasis by management on evaluating our compliance with US GAAP and SEC requirements. Although we believe that these internal circumstances were effectively mitigated through fiscal 2002 in relation to our audited annual financial statements through our use of external accounting advisors with US GAAP expertise to assist us in identifying US GAAP issues and in preparing our annual US GAAP financial statements, we did not obtain such outside advice in connection with the preparation of our quarterly US GAAP reports, which we commenced publishing for the second quarter of fiscal 2003, or for the preparation of our US GAAP annual financial statements for fiscal 2003 or 2004.

     In order to address the material weaknesses our senior management has reviewed our US GAAP financial reporting processes and has prepared a US GAAP action plan. Management has discussed the US GAAP action plan with the Audit Committee and will continue to provide periodic updates on progress made. This plan has been designed to generally improve our US GAAP reporting processes and to strengthen our control processes and procedures in order to prevent a recurrence of the circumstances that resulted in the need to restate our quarterly financial statements and the material weaknesses identified above. Our senior management will continue to review our US GAAP financial reporting processes, in conjunction with the implementation of Section 404 of the Sarbanes-Oxley Act, and intends to complete this review by the end of May 2005, and implement the US GAAP action plan outlined below by the end of fiscal 2005.

     The US GAAP action plan comprises the following initiatives:

1.	We will arrange for our senior management and certain other accounting and finance-related personnel to attend training sessions on US GAAP and financial reporting responsibilities and SEC disclosure requirements. To date, our Manager of Internal Audit and Compliance has attended a US GAAP update course in London in December 2004.

2.	We are in the process of modifying the mandate of our internal audit function to place greater emphasis on the adequacy of, and compliance with, procedures relating to internal control over US GAAP financial reporting and have engaged an internationally recognized accounting firm to assist in formulating an internal audit plan.

3.	In October 2004, we hired a Manager of Internal Audit and Compliance, who is a certified public accountant with knowledge of, and experience with, US GAAP and SEC disclosure requirements. In particular, she has spent three years as an external auditor with an internationally recognized accounting firm where her experience included the review of periodic SEC filings of US companies, followed by two years experience as an internal auditor of the parent company of two US listed companies, where her focus was primarily on compliance with the Sarbanes-Oxley Act.

4.	We are in the process of engaging an internationally recognized accounting firm to provide us with technical advice on specific or unusual US GAAP matters and SEC disclosure requirements on an ongoing basis.

5.	We have engaged an internationally recognized accounting firm to assist in monitoring and improving our internal controls and procedures in connection with the implementation of Section 404 of the Sarbanes-Oxley Act. We are in the process of evaluating, documenting and testing our internal control procedures in preparation for the requirements of Section 404 of the Sarbanes-Oxley Act. We expect the monitoring and evaluation of the adequacy of our internal control over financial reporting will continue into fiscal 2007. During the course of this process, we may identify additional deficiencies that we will need to remedy.

6.	We are in the process of developing detailed US GAAP financial reporting checklists to provide guidance to internal accounting staff with regard to US GAAP and SEC reporting requirements.

     We estimate that the costs we incurred up to January 2005 on the implementation of our US GAAP action plan are approximately $230,000. We expect to continue to incur annual costs to maintain the US GAAP action plan of approximately $620,000, which does not include the cost of a review of our semi-annual financial results by our independent auditors.

     We have experienced difficulties in finding internal personnel and external advisors in South Africa with sufficient US GAAP experience. Concurrent quarterly reporting under both South African Generally Accepted Accounting Principles, or SA GAAP, as the primary basis for reporting for South African purposes, and US GAAP, as the primary basis for our Exchange Act filings, imposes a significant time and expense burden on a business of our size. Going forward, we believe it is a more prudent use of our staff resources and funds to cease quarterly financial reporting and instead report financial information semi-annually under both SA GAAP (or International Financial Reporting Standards, or IFRS when it becomes applicable for financial years commencing on or after January 1, 2005) and US GAAP, with our first semi-annual financial statements to be released for the half-year ended December 31, 2004. Our external auditors, KPMG Inc, have been engaged to perform a review, under Statement of Auditing Standards No. 100 “Interim Financial Information,” of our semi-annual financial statements for the half-year ended December 31, 2004. Quarterly releases, which commenced for the quarter ended September 30, 2004, will be limited to production data and capital expenditure only.

     As of June 30, 2004, with regards to the scope of our assessment, we did not have the right or authority to assess, modify or dictate the internal control over financial reporting of the Porgera Joint Venture, nor have we reviewed its internal control over financial reporting. We also lacked the ability, in practice, to make this assessment, as we did not have control of this entity. Accordingly, our conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting do not extend to the disclosure controls and procedures and internal control over financial reporting of the Porgera Joint Venture. However, we do have adequate internal control over financial reporting in place to ensure that the financial information for the Porgera Joint Venture is appropriately included in our financial statements. We have disclosed key subtotals in note 12 of Item 18: “Financial Statements.”

Changes in Internal Control over Financial Reporting

     During the year ended June 30, 2004, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     As disclosed above, however, we are in the process of implementing a US GAAP action plan that we believe will result, during the fiscal year ended June 30, 2005, in the substantial elimination or mitigation of the material weaknesses identified by our auditors in connection with the audit of our financial statements as of and for the year ended June 30, 2004.

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

16B. CODE OF ETHICS AND CONDUCT

     We have adopted a Code of Ethics and Conduct that applies to all senior executives including our Chairman, the Chief Executive Officer, Chief Financial Officer and the Divisional Director: Group Finance, Group Financial Manager and Financial Manager at each mining operation. The Code of Ethics and Conduct can be accessed on the Company’s website at www.drdgold.com.

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

     Separate consolidated financial statements and notes, thereto for Crown Gold Recoveries (Pty) Limited and its subsidiaries for its fiscal years ended June 30, 2004 and 2003, have been filed pursuant to Rule 3-09 of Regulation S-X. Reference is made to Exhibit 15.1 to our Annual Report on Form 20-F.

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

/s/ DELOITTE & TOUCHE

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg, Republic of South Africa
September 29, 2003

Durban Roodepoort Deep, Limited
Consolidated Statements of Operations for the years ended June 30

			2004	2003	2002
	Notes		$’000	$’000	$’000
REVENUES
Product sales			313,290	261,342	303,858
COSTS AND EXPENSES			279,946	238,024	217,571

Production costs			277,491	235,359	218,056
Movement in gold in process			(1,000)	1,251	289
Movement in rehabilitation provision, reclamation and closure costs	17		3,455	1,414	(774)

OTHER OPERATING EXPENSES
Depreciation and amortization	10		30,135	10,602	13,933
Employment termination costs	5		7,963	1,501	388
Impairment of assets	6		4,266	—	2,167
Management and consulting fees			2,448	1,650	1,888
Post retirement medical benefits			—	—	1,786
Loss/(profit) on derivative instruments			1,166	(43,821)	147,153
Loss/(profit) on sale of mining assets			55	(1,729)	606
Profit on disposal of subsidiary	3		—	(5,302)	—
Write off of investments and loans			—	—	86
SELLING, ADMINISTRATION AND GENERAL CHARGES
(including stock based compensation costs of $2,310,000 (2003:
$4,313,000 and 2002: $2,503,000))			24,944	10,828	13,254

NET OPERATING (LOSS)/INCOME			(37,633)	49,589	(94,974)
NON-OPERATING INCOME/(LOSS)
Interest and dividends			2,124	8,703	2,219
Unrealized foreign exchange gains	18		10,672	11,229	567
Profit on sale of other assets and listed investments			63	152	—
FINANCE COSTS
Interest expense			(7,912)	(6,909)	(2,385)

(LOSS)/PROFIT BEFORE TAX AND OTHER ITEMS			(32,686)	62,764	(94,573)
Income and mining tax (expense)/benefit	7		(14,230)	(41,765)	42,864
Equity in loss from associates	13		(8,827)	(9,452)	—

(LOSS)/PROFIT AFTER TAX			(55,743)	11,547	(51,709)
Minority interest			7	—	—

NET (LOSS)/PROFIT BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE			(55,750)	11,547	(51,709)
Cumulative effect of accounting change (net of income tax of $Nil in 2003)		2	—	(173)	—

NET (LOSS)/PROFIT APPLICABLE TO COMMON STOCKHOLDERS			(55,750)	11,374	(51,709)

BASIC (LOSS)/PROFIT PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	20		(26)	6	(32)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY (CENTS)	20		—	—	—

BASIC (LOSS)/PROFIT PER SHARE (CENTS)	20		(26)	6	(32)

DILUTED (LOSS)/PROFIT PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	20		(26)	4	(32)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY (CENTS)	20		—	—	—

DILUTED (LOSS)/PROFIT PER SHARE (CENTS)	20		(26)	4	(32)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Durban Roodepoort Deep, Limited
Consolidated Balance Sheets at June 30

		2004	2003
	Notes	$’000	$’000
ASSETS
Current assets		58,460	90,863

Cash and cash equivalents		22,453	44,423
Derivative instruments	16	—	6,563
Receivables	8	19,193	21,844
Receivables owing by related parties	8	321	1,255
Inventories	9	16,493	7,912
Deferred income and mining tax	7	—	8,866

Mining assets	10	156,943	83,257
Cost		327,115	219,969
Accumulated depreciation and amortization		(170,172)	(136,712)

Other assets
Non-current related party receivables	8	—	706
Non-current inventories	9	32,006	—
Non-current assets	11	37,566	27,555

Total Assets		284,975	202,381

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities		83,453	88,444

Bank overdraft		1,828	3,897
Accounts payable and accrued liabilities	15	61,153	49,964
Derivative instruments	16	309	15,552
Short-term portion of long-term loans	18	9,315	19,068
Income and mining taxes payable		2,744	(37)
Deferred income and mining tax	7	8,104	—

Non-current liabilities		116,741	108,701
Long-term loans	18	59,865	63,149
Deferred income and mining tax	7	13,004	3,756
Derivative instruments	16	4,765	17,169
Provision for environmental rehabilitation, reclamation and closure costs	17	39,107	24,627

Total Liabilities		200,194	197,145
Minority interest		929	—
Stockholders’ equity		83,852	5,236
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

ITEM 19. EXHIBITS

     The following exhibits are filed as a part of this Annual Report:

1.1(1)	Memorandum of Association of Durban Roodepoort Deep, Limited.

1.2(7)	Articles of Association of Durban Roodepoort Deep, Limited, as amended on November 8, 2002.

1.3(1)	Excerpts of relevant provisions of the South African Companies Act.

1.4(2)	Durban Roodepoort Deep (1996) Share Option Scheme as amended.

2.1(1)	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.

2.2(7)	Indenture between Durban Roodepoort Deep, Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.

2.3(7)	Purchase Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.

2.4(7)	Registration Rights Agreement between Durban Roodepoort Deep, Limited and CIBC World Markets Corp., dated November 4, 2002.

2.5(7)	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.

2.6(7)	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.

4.1(1)	Tribute Agreement, dated October 9, 1992 between Durban Roodepoort Deep, Limited and Rand Leases.

4.2(1)	Service Agreement, dated July 27, 1995, between Durban Roodepoort Deep, Limited and Randgold.

4.3(1)	Agreement, dated September 28, 1995, among First Wesgold Mining (Proprietary) Limited, Durban Roodepoort Deep, Limited and Rand Leases in respect of purchase of assets of First Wesgold by Rand Leases.

4.4(2)	Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs — Republic of South Africa to Durban Roodepoort Deep, Limited.

4.5(3)	Deposit Agreement among Durban Roodepoort Deep, Limited, The Bank of New York as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 11, 1998.

4.6(4)	Security Agreement, dated November 5, 1998, between The Chase Manhattan Bank, Durban Roodepoort Deep, Limited, Blyvoor, Buffels and West Wits.

4.7(4)	Loan Agreement, dated June 8, 1999, between Industrial Development Corporation of South Africa Limited, Crown and Durban Roodepoort Deep, Limited.

4.8(4)	Lender Substitution Deed, dated August 18, 1999, between Durban Roodepoort Deep, Limited, DRD Australasia, NM Rothschild & Sons (Singapore) Limited, NM Rothschild & Sons (Australia) Limited, as agent in its own capacity, and Rothschild Nominees (Pty) Limited.

4.9(4)	A $10m Facility Agreement, dated September 10, 1999, between Durban Roodepoort Deep, Limited, DRD Australasia and NM Rothschild & Sons (Australia) Limited.

4.10(4)	Facility Agreement, dated August 9, 1996, between PT Barisan Tropical Mining, Rothschild Australia Limited and the Participants.

4.11(4)	Deposit Agreement, dated September 30, 1999, between Buffels and BOE Merchant Bank, a division of BOE Bank Limited.

4.12(4)	Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant Bank, and Buffels.

4.13(4)	Guarantee and Indemnity Agreement, dated November 17, 1999, between Durban Roodepoort Deep, Limited, Blyvoor, Argonaut Financial Services (Proprietary) Limited, West Wits, Crown and BOE Bank Limited, through its division BOE Merchant Bank.

4.14(4)	Loan Security Agreement, dated November 17, 1999, between FBCF Equipment Finance (Proprietary) Limited and Buffels.

4.15(4)	Sale of Business Agreement in respect of Harties, dated August 16, 1999, between Avgold Limited, Buffels and Durban Roodepoort Deep, Limited.

4.16(4)	Form of Restraint Agreement.

4.17(4)	Sale of Shares Agreement, dated September 29, 1997, between RMP Properties Limited, Randgold, Crown, City Deep Limited, Consolidated Main Reef Mines and Estate Limited, Crown Mines Limited, RMP Properties SA Limited and Industrial Zone Limited.

4.18(5)	Form of Non-Executive Employment Agreement.

4.19(5)	Form of Executive Employment Agreement.

4.20(5)	Share Sale Option Agreement, dated March 12, 1993, between Newmont Proprietary Limited, Ballimore No. 56 Proprietary Limited, Clayfield Proprietary Limited and Dome Resources N.L.

4.21(5)	Convertible Loan Agreement, dated November 19, 1997, between Tolukuma Gold Mines Proprietary Limited, Dome Resources N.L. and Mineral Resources Development Company Proprietary Limited.

4.22(5)	First Deed of Variation of Loan Agreement, between Mineral Resources Development Company Pty Limited, Dome Resources N.L. and Tolukuma Gold Mines Pty Limited.

4.23(5)	Agreement, dated February 21, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.

4.24(5)	Independent Auditor’s Report from PricewaterhouseCoopers to the Board of Directors and Shareholders of Crown Consolidated Gold Recoveries Limited, dated August 28, 2000.

4.25(5)	Shareholders’ Agreement, dated September 29, 2000, between Durban Roodepoort Deep, Limited, Fraser Alexander Tailings (Proprietary) Limited and Mine Waste Solutions (Proprietary) Limited.

4.26(5)	First Addendum to the Agreement, dated November 15, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.

4.27(5)	Second Addendum to the Agreement, dated December 21, 2000, between Durban Roodepoort Deep, Limited and Western Areas Limited.

4.28(6)	Agreement between Durban Roodepoort Deep, Limited, Western Areas, Limited, Consolidated African Mines Limited and JCI Gold Limited, dated April 25, 2001.

4.29(6)	Addendum to the Agreement between Durban Roodepoort Deep, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated August 31, 2001.

4.30(6)	Addendum to the Agreement between Durban Roodepoort Deep, Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated September 26, 2001.

4.31(6)	Guarantee and Cession in Securitatem Debiti Agreement between DRDGOLD Limited and Investec Bank Limited, dated October 9, 2001.

4.32(6)	Second Deed of Variation of Loan Agreement between Tolukuma Gold Mines Limited, Dome Resources NL and Mineral Resources Development Company Limited, dated June 28, 2001.

4.33(6)	Principal Terms and Conditions for Waiving Right to Declare Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines (Pty.) Limited, Dome Resources (PNG) Pty. Limited, Dome Resources NL and Durban Roodepoort Deep, Limited, dated July 16, 2001.

4.34(6)	Loan Agreement between Bank of South Pacific Limited and Tolukuma Gold Mines Limited, dated November 8, 2001.

4.35(7)	Master Finance Lease between Volvo Truck Finance Australia (Pty) Ltd and Dome Resources N.L., dated October 31, 2000.

4.36(7)	Agreement between Durban Roodepoort Deep, Limited and Rand Refinery Ltd, dated October 12, 2001.

4.37(7)	Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and Durban Roodepoort Deep, Limited, dated June 12, 2002.

4.38(7)	Shareholder’s Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 12, 2002.

4.39(7)	Addendum to Shareholder’s Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. and Durban Roodepoort Deep, Limited, dated June 14, 2002.

4.40(7)	Subscription Agreement between Khumo Bathong Holdings (Pty) Limited and Durban Roodepoort Deep, Limited, dated June 12, 2002.

4.41(7)	Loan Agreement between Durban Roodepoort Deep, Limited and Khumo Bathong Holdings (Pty) Ltd, dated June 12, 2002.

4.42(7)	Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep, and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

4.43(7)	Memorandum of Loan Agreement No. 2 between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

4.44(7)	Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.

4.45(7)	Loan Agreement between Industrial Development Corporation of South Africa Ltd. and Blyvooruitzicht Gold Mining Company Ltd, dated July 18, 2002.

4.46(7)	Agreement of Loan and Pledge between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated September 18, 2002.

4.47(7)	Management Services Agreement between Durban Roodepoort Deep, Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty)Ltd, dated October 1, 2002.

4.48(7)	Agreement amongst Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated October 1, 2002.

4.49(7)	Letter Agreement between Durban Roodepoort Deep, Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.

4.50(7)	Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.

4.51(7)	Memorandum of Loan Agreement between Durban Roodepoort Deep, Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.

4.52(7)	Letter Agreement Relating to Consultancy Arrangement between Durban Roodepoort Deep, Limited and Nicolas Goodwin.

4.53(7)	Management Services Agreement between Durban Roodepoort Deep, Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.

4.54(7)	Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.

4.55(8)	Confirmation, dated August 14, 2003, between Durban Roodepoort Deep, Limited and Investec Bank (Mauritius) Limited.

4.56(8)	Amendment to Confirmation, dated September 4, 2003, between Durban Roodepoort Deep, Limited and Investec Bank (Mauritius) Limited.

4.57(9)	Deed of Amalgamation for the Corporate Restructuring of Orogen Minerals (Porgera) Limited, Mineral Resources Porgera Limited and Dome Resources (PNG) Limited, dated October 14, 2003.

4.58(9)	Undertaking, between Oil Search Limited and DRD (Isle of Man) Limited, dated October 14, 2003.

4.59(9)	Loan Assignment Agreement between Orogen Minerals Limited, DRD (Isle of Man) and Orogen Minerals (Porgera) Limited, dated October 14, 2003.

4.60(9)	Agreement between Orogen Minerals Limited and DRD (Isle of Man) Limited, dated October 14, 2003.

4.61(9)	Loan Assignment Agreement, between Dome Resources (PNG) Limited, Dome Resources Pty Limited, DRD (Isle of Man) Limited and Tolukuma Gold Mines Limited, dated November 21, 2003.

4.62(9)	Memorandum of Agreement made and entered into between Durban Roodepoort Deep, Limited, West Witwatersrand Gold Mines Limited, Mogale Gold (Proprietary) Limited and Luipaards Vlei Estates (Proprietary) Limited dated June 6, 2003.

4.63(10)	Porgera Joint Venture Operating Agreement between Placer (P.N.G.) Pty Limited and Highlands Gold Properties Pty. Limited and PGC (Papua New Guinea) Pty Limited, dated November 2, 1988.

4.64(10)	Agreement of Employment between Durban Roodepoort Deep, Limited and Mr. D.J.M. Blackmur, dated as of October 21, 2003.

4.65(10)	Banking facilities Agreement made and entered between Durban Roodepoort Deep, Limited and Standard Bank of South Africa, Limited, dated November 14, 2003.

4.66(10)	Agreement of Employment between DRDGOLD Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.

4.67(10)	Service Agreement between DRD (Isle of Man) Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.

4.68(10)	Agreement of Employment between Durban Roodepoort Deep, Limited and Mr. I.L. Murray, dated as of December 1, 2003.

4.69(10)	Service Agreement between DRD (Isle of Man) Limited and Mr. I.L. Murray, dated as of December 1, 2003.

4.70(10)	Subscription and Option Agreement made and entered between DRD (Isle of Man) Limited, Net-Gold Services Limited and G.M. Network Limited, dated January 26, 2004.

4.71(10)	Forward Bullion Transaction Agreements made and entered between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated February 4, 2004, February 6, 2004, February 11, 2004 and February 12, 2004.

4.72(10)	Loan Agreement made and entered between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated June 24, 2004.

4.73(10)	Termination Agreement made and entered between Durban Roodepoort Deep, Limited, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.

4.74(10)	Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.

4.75(10)	Memorandum of Understanding made and entered between Buffelsfontein Gold Mines Limited, Buffels Division and The National Union of Mineworkers, The United Association of South Africa, The Mine Workers Union (Solidarity) and The South African Electrical Workers Association regarding retrenchments associated with Number 9, 10 and 12 Shafts of Buffelsfontein Division, dated August 6, 2004.

4.76(10)	CCMA Settlement Agreement made and entered between Blyvooruitzicht Gold Mining Company Limited and The United Association of South Africa, South African Equity Workers’ Association, Solidarity and The National Union of Mineworkers regarding the retrenchment of up to 2,000 employees of the Blyvooruitzicht Gold Mining Company, dated September 2, 2004.

4.77(10)	Loan Agreement made and entered between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated September 15, 2004.

4.78(10)	Subscription Agreement made and entered between DRD (Isle of Man) Limited and DRDGOLD Limited, dated September 21, 2004.

4.79(10)	Common Terms Agreement of Loan made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.

4.80(10)	Facility A Loan Agreement made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.

8.1(10)	List of Subsidiaries.

12.1#	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2#	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1#	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2#	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1#	Consent of KPMG Inc.

14.2#	Consent of Deloitte & Touche.

15.1(10)	Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2004 and 2003.

99.1(11)	Press release dated February 18, 2005, entitled “Trading Statement.”

99.2(12)	Press release dated March 17, 2005, entitled “DRDGOLD Suspends Operations at its North West Operations’ No. 2 Shaft Following Further Earth Tremors.”

99.3(12)	Press release dated March 22, 2005, entitled “Provisional Liquidation of Buffelsfontein Gold Mines Limited.”

99.4(13)	Announcement dated April 5, 2005, regarding subscription.

99.5(14)	Announcement dated April 5, 2005 regarding claw back offer.

(1)	Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.

(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.

(3)	Incorporated by reference to our Registration Statement (File No. 333-9242) on Form F-6.

(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1999.

(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.

(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2001.

(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.

(8)	Incorporated by reference to Amendment No. 4 our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.

(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003.

(10)	Filed herewith

(11)	Incorporated by reference to the Company’s Form 6-K (File No. 0-28800) filed with the SEC on February 18, 2005.

(12)	Incorporated by reference to the Company’s Form 6-K (File No. 0-28800) filed with the SEC on March 22, 2005.

(13)	Incorporated by reference to the Company’s Form 6-K (File No. 0-28800) filed with the SEC on April 5, 2005.

(14)	Incorporated by reference to the Company’s Form 6-K (File No. 0-28800) filed with the Sec on April 5, 2005.

#	Filed herewith.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED
By:	/s/ M.M. Wellesley-Wood
M.M. Wellesley-Wood
Chief Executive Officer

By:	/s/ I.L. Murray
I.L. Murray
Chief Financial Officer

Date: April 29, 2005