Form 20-F
DRDGOLD LTD
filed 2006-12-22
CIK 1023512

As filed with the Securities and Exchange Commission December 22, 2006

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
EXCHANGE ACT 1934
For the fiscal year ended June 30, 2006

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
None
Securities registered or to be registered pursuant to Section 12(g) of the Act
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
As of June 30, 2006 the Registrant had outstanding 320,035,078 ordinary shares, of no par value.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of
1934. Yes No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for past 90 days. Yes No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer Accelerated filer Non-accelerated filer
Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 Item 18
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No
Contact details:
Mr. D.J. Pretorius – Group Legal Counsel
DRDGOLD Limited, 299 Pendoring Avenue, Randburg, 2195, South Africa
Telephone: +2711 219 8700

TABLE OF CONTENTS
Page
PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS......................................................
6
ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE .........................................................................................
6
ITEM 3.
KEY INFORMATION...............................................................................................................................................
6
3A.
Selected Financial Data ...............................................................................................................................................
6
3B.
Capitalization and Indebtedness ..................................................................................................................................
8
3C.
Reasons For The Offer And The Use Of Proceeds.....................................................................................................
8
3D.
Risk Factors.................................................................................................................................................................
8
ITEM 4.
INFORMATION ON THE COMPANY...................................................................................................................
21
4A.
History And Development Of The Company .............................................................................................................
21
4B.
Business Overview .....................................................................................................................................................
26
4C.
Organizational Structure..............................................................................................................................................
38
4D.
Property, Plants And Equipment ................................................................................................................................
39
ITEM 4A.
UNRESOLVED STAFF COMMENTS ...................................................................................................................
76
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS ..........................................................................
77
5A.
Operating Results .......................................................................................................................................................
78
5B.
Liquidity And Capital Resources ................................................................................................................................
106
5C.
Research And Development, Patents And Licenses Etc.............................................................................................
111
5D.
Trend Information........................................................................................................................................................
111
5E.
Off-Balance Sheet Items..............................................................................................................................................
111
5F.
Tabular Disclosure Of Contractual Obligations..........................................................................................................
112
5G.
Safe Harbor ................................................................................................................................................................
112
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................................................................
113
6A.
Directors And Senior Management.............................................................................................................................
113
6B.
Compensation .............................................................................................................................................................
117
6C.
Board Practices ...........................................................................................................................................................
119
6D.
Employees....................................................................................................................................................................
122
6E.
Share Ownership..........................................................................................................................................................
124
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ..........................................................
126
7A.
Major Shareholders......................................................................................................................................................
126
7B.
Related Party Transactions ..........................................................................................................................................
127
7C.
Interest Of Experts And Counsel.................................................................................................................................
131
ITEM 8.
FINANCIAL INFORMATION .................................................................................................................................
132
8A.
Consolidated Statements And Other Financial Information.........................................................................................
132
8B.
Significant Changes .....................................................................................................................................................
132
ITEM 9.
THE OFFER AND LISTING ....................................................................................................................................
133
9A.
Offer And Listing Details ...........................................................................................................................................
133
9B.
Plan Of Distribution....................................................................................................................................................
134
9C.
Markets........................................................................................................................................................................
134
9D.
Selling Shareholders ....................................................................................................................................................
135
9E.
Dilution .......................................................................................................................................................................
135
9F.
Expenses Of The Issue................................................................................................................................................
135
ITEM 10.
ADDITIONAL INFORMATION.............................................................................................................................
136
10A.
Share Capital...............................................................................................................................................................
136
10B.
Memorandum And Articles Of Association ..............................................................................................................
136
10C.
Material Contracts......................................................................................................................................................
138
10D.
Exchange Controls.......................................................................................................................................................
143
10E.
Taxation ......................................................................................................................................................................
145
10F.
Dividends And Paying Agents ...................................................................................................................................
149
10G.
Statement By Experts ................................................................................................................................................
150
10H.
Documents On Display..............................................................................................................................................
150
10I.
Subsidiary Information ..............................................................................................................................................
150
ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................................
151
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .........................................................
154

2
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ...................................................................
155
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS ..
155
ITEM 15.
CONTROLS AND PROCEDURES...........................................................................................................................
155
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT ........................................................................................................
156
ITEM 16B.
CODE OF ETHICS ....................................................................................................................................................
156
ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES...........................................................................................
156
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES .........................................
157
ITEM 16E.
PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES........................
157
PART III
ITEM 17.
FINANCIAL STATEMENTS ....................................................................................................................................
158
ITEM 18.
FINANCIAL STATEMENTS ....................................................................................................................................
F-pages
ITEM 19.
EXHIBITS ...................................................................................................................................................................
159
Explanatory Note Regarding the Omission from this Annual Report of Certain Financial Statements Required by Rule 3-09 of Regulation S-X

Prior to April 6, 2006, our shareholding in Emperor Mines Limited was 39.52% and consequently our investment in Emperor Mines Limited was accounted for by the equity method in our consolidated financial statements. On April 6, 2006 our shareholding in Emperor increased to 88.27% at which time it became a subsidiary of the Company and its results of operations were consolidated with the Group from that date. Rule 3-09 of Regulation S-X requires us to include in this Annual Report separate consolidated financial statements of Emperor Mines Limited as at April 6, 2006 and for the period from July 1, 2005 to April 6, 2006 (together, the "Emperor Financial Statements"). The Emperor Financial Statements are currently unavailable and have been omitted from this report. Upon the Emperor Financial Statements becoming available we will file an amendment to this Annual Report to include such financial statements. For financial information regarding Emperor Mines Limited during the period prior to it becoming a subsidiary, see Note 15 - Investments in Associates in our consolidated financial statements included elsewhere in this Annual Report and the consolidated financial statements of Emperor Mines Limited for the years ended June 30, 2005, 2004 and 2003 included elsewhere in this Annual Report.

Prior to December 1, 2005, our shareholding in Crown Gold Recoveries (Pty) Limited was 40% and consequently our investment in Crown Gold Recoveries (Pty) Limited was accounted for by the equity method in our consolidated financial statements. On December 1, 2005 our shareholding in Crown increased to 85% at which time it became a subsidiary of the Company and its results of operations were consolidated with the Group from that date. Rule 3-09 of Regulation S-X requires us to include in this Annual Report separate consolidated financial statements of Crown Gold Recoveries (Pty) Limited as at December 1, 2005 and for the period from July 1, 2005 to December 1, 2005 (together, the "Crown Financial Statements"). The Crown Financial Statements are currently unavailable and have been omitted from this report. Upon the Crown Financial Statements becoming available we will file an amendment to this Annual Report to include such financial statements. For financial information regarding Crown Gold Recoveries (Pty) Limited during the period prior to it becoming a subsidiary, see Note 15 - Investments in Associates in our consolidated financial statements included elsewhere in this Annual Report and the consolidated financial statements of Crown Gold Recoveries (Pty) Limited for the years ended June 30, 2005, 2004 and 2003 included elsewhere in this Annual Report.

Preparation of Financial Information

We are a South African company and currently the majority of our operations, as measured in production ounces, are located there. Accordingly, our books of account are maintained in South African Rand. Our financial statements attached hereto are presented in
United States Dollars and in accordance with generally accepted accounting principles in the United States, or US GAAP. All references to “Dollars” or “$” herein are to United States Dollars, references to “Rand” or “R” are to South African Rands, references to “A$” are to
Australian Dollars, references to “F$” are to Fiji Dollars, and references to “Kina” or “K” are to Papua New Guinean Kinas.

Certain information on this Form 20-F, or the Annual Report, presented in Rands, Australian Dollars, Fiji Dollars or Kinas has
been translated into Dollars. Unless otherwise stated, the conversion rates for currency translations for the 2006 fiscal year are R7.270 per
$1.00, A$1.370 per $1.00 and K2.853 per $1.00, which reflect the noon buying rate in New York City at June 30, 2006. For statement of operations amounts, the average conversion rate for Rand during the 2006 fiscal year of R6.428 per $1.00, A$1.337 per $1.00 and K2.932 per $1.00 is used. The rates used for currency translations for transactions occurring during the 2005 and 2004 fiscal years are the respective year end exchange rates for balance sheet amounts and the average exchange rate for that year for statements of operations amounts. By including convenience currency translations in this Annual Report, we are not representing that the Rand, Australian Dollar,
Kina or Fiji Dollar amounts actually represent amounts shown in Dollars or that these amounts could be converted at the rates indicated
into Dollars.
DRDGOLD Limited

When used in this Annual Report, the term the “Company” refers to DRDGOLD Limited and the terms “we,” “our,” “us” or
“the Group” refer to the Company and its subsidiaries, associates and joint venture, as appropriate in the context.
Special Note Regarding Forward-Looking Statements

This Annual Report contains certain “forward-looking” statements within the meaning of Section 21E of the Securities
Exchange Act of 1934 (the “Exchange Act”), regarding future events or other future financial performance and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management.
Some of these forward-looking statements include phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,”
“may,” “should,” or “will continue,” or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:
•
estimates regarding future production and throughput capacity;
•
our anticipated commitments;
•
our ability to fund our operations in the next 12 months; and
•
estimated production costs, cash costs per ounce and total costs per ounce.
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
For a discussion of such risks, see Item 3D.: “Risk Factors.” The risk factors described in Item 3D could affect our future results, causing these results to differ materially from these expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

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

Glossary of Terms and Explanations
Adularia ............................................   A transparent or translucent variety of common feldspar.
Archaean...........................................    A period of the geological time scale between 2.5 and 4.6 billion years ago, the earliest part of the
Precambrian.
Assaying ...........................................   The chemical testing process of rock samples to determine mineral content.
Auriferous.........................................    Containing gold.
Bonanza ...........................................    Unexpected high-grade occurrences.
Care and maintenance ......................    Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.
Cash costs per ounce ........................   Cash costs are production costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash costs per ounce are calculated by dividing cash costs by ounces of gold produced. Cash costs per ounce have been calculated on a consistent basis for all periods presented. This is a non-US GAAP financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with US GAAP.
Caving...............................................    A type of mining in which the ore is blasted and drawn in a manner causing the overhead rock to cave in.
Conglomerate ...................................    A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-and-fill .......................................    A mining method in which a slice of rock is removed after blasting and replaced with a slice of fill material to provide workers with a platform to mine the next slice of rock.
Cut-off grade.....................................    The minimum in-situ grade of ore blocks for which the cash costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
Depletion ..........................................   The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Dilution.............................................    Broken rock entering the ore flow at zero or minimal grade and therefore diluting the gold content per ton.
Diorite...............................................    An igneous rock formed by the solidification of molten material.
Doré ..................................................   Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.
Electrowinning .................................   The process of recovering metal from an ore by means of electro-chemical processes
Grade.................................................   The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per ton of ore.
g/t ......................................................   Grams per ton.
Horizon .............................................   A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
Igneous rock .....................................   Rock which is magmatic in origin.
Intrusive ............................................   Rock which while molten, penetrated into or between other rocks, but solidified before reaching the surface.
Life of mine ......................................    Projected life of a mining operation based on the Proven and Probable Ore Reserves.
Metallurgical plant ...........................    A processing plant (mill) erected to treat ore and extract the contained gold.
Mine call factor.................................    This is the gold content recovered expressed as a percentage of the gold content called.
Mill....................................................    Material passed through the metallurgical plant for processing.
Mt......................................................    Million tons.
Opening up .......................................    The potential that previously abandoned shafts have to be reopened and mined
Ore ....................................................   A mixture of valuable and worthless minerals from which the extraction of at least one mineral is technically and economically viable.
Ore Reserves.....................................    Attributable total Ore Reserves of subsidiaries and our 16% attributable share of the Ore
Reserves from the Porgera Joint Venture.
Pay-limit ...........................................   The minimum in-situ grade of ore blocks for which cash costs, including all overhead costs, are equal to a projected gold price per ounce.
Proven Ore Reserves ........................
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

Probable Ore Reserves .....................    Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Ore Reserves, is high enough to assume continuity between points of observation.
oz/t ....................................................   Ounces per ton.
Reef...................................................    A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining ............................................    The final purification process of a metal or mineral.
Rehabilitation....................................    The process of restoring mined land to a condition approximating its original state.
Reserves............................................    That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sedimentary......................................    Formed by the deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Shaft..................................................    An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials, ore and waste.
A shaft generally has more than one compartment.
Shrinkage stoping.............................     A mining method in which a small percentage of the broken ore is drawn as mining progresses to make room for subsequent mining activities. Most of the blasted ore is left to accumulate in the stope and is drawn after the stope is completely mined.
Slimes ...............................................   The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sloughing..........................................    The localized failure of part of the slimes dam wall caused by a build up of water within the dam.
Stope .................................................   Underground production working area on the Ore Horizon.
Sub-level stoping..............................    A method of mining in which the ore is blasted, on multiple levels in one stope, and drawn off as it is blasted, leaving an open stope.
Tailings .............................................    Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam .....................................    A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage/Tons...................................    Quantities where the metric ton is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Total costs per ounce........................    Total costs per ounce represent the full amount of costs incurred and represents the difference between revenues from gold bullion delivered to refineries and profits or losses before taxation.
Total costs per ounce are calculated by dividing total costs by ounces of gold produced. Total cots per ounce have been calculated on a consistent basis for all periods presented. This is a non-US GAAP financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with US GAAP.
Tpm...................................................   Tons per month.
Up-dip mining ..................................   A mining method in which the drilled and blasted ore gravitates into slushers or gullies leaving an open space. This is normally used in narrow stopes.
Waste rock ........................................   Non-auriferous rock.
Yield .................................................   The amount of recovered gold from production generally expressed in ounces or grams per ton of ore.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL DATA

The following selected consolidated financial data as of June 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with US GAAP. These consolidated financial statements have been audited by KPMG Inc. as of June 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004. The selected consolidated financial data as of June 30, 2003 and 2002 and for the years ended June 30, 2003 and 2002 are derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with US GAAP. The selected consolidated financial data set forth below should be read in conjunction with
Item 5.: “Operating and Financial Review and Prospects” and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)
Year ended June 30,
2006
2005
2004
2003
2002
$’000
$’000
$’000
$’000
$’000
Consolidated Statement of Operations Data
Revenues........................................................................
245,301
183,609
183,254
109,419
143,262
Production costs.............................................................
(211,559)
(136,520)
(143,026)
(90,761)
(99,791)
Net operating (loss)/income ..........................................
(3,434)
6,597
(16,110)
47,237
(24,919)
(Loss)/profit from continuing operations before tax and
other items ..................................................................
(2,587)
(11,155)
(11,882)
59,406
(24,839)
Income and mining tax (expense)/ benefit....................
(3,299)
(5,762)
(14,230)
(15,830)
21,092
Equity in loss from associates .......................................
(19,943)
(20,511)
(11,975)
(6,867)
-
Minority interest ............................................................
(25)
(2)
(7)
-
-
Net (loss)/profit from continuing operations applicable
to common stockholders.............................................
(25,854)
(37,430)
(38,094)
36,709
(3,747)
Profit/(loss) from discontinued operation, net of taxes
2,023
(44,359)
(20,804)
(22,577)
(47,962)
Net (loss)/profit applicable to common stockholders...
(23,831)
(81,789)
(58,898)
13,959
(51,709)
Basic (loss)/profit per share - continuing operations
(cents)..........................................................................
(9)
(15)
(17)
20
(2)
Basic profit/(loss) per share - discontinued operation
(cents)..........................................................................
1
(17)
(10)
(12)
(30)
Basic (loss)/profit per share (cents)...............................
(8)
(32)
(27)
8
(32)
Diluted (loss)/profit per share - continuing operations
(cents)..........................................................................
(9)
(15)
(17)
18
(2)
Diluted profit/(loss) per share (cents) - discontinued
operation .....................................................................
1
(17)
(10)
(12)
(30)
Diluted (loss)/profit per share (cents) ...........................
(8)
(32)
(27)
6
(32)
Consolidated Balance Sheet Data
Cash and cash equivalents.............................................
54,912
36,085
22,453
44,423
23,852
Total assets....................................................................
406,221
238,257
282,735
207,335
197,306
Total liabilities...............................................................
(272,336)
(158,330)
(200,194)
(197,145)
(212,777)
Long-term loans............................................................
(50,252)
(69,314)
(59,865)
(63,149)
(25,368)
Stockholders' (equity)/deficit .......................................
(103,014)
(79,053)
(81,612)
(10,190)
15,471
Total liabilities and stockholders' equity.......................
(406,221)
(238,257)
(282,735)
(207,335)
(197,306)
Number of shares issued as at June 30.........................
320,035,078   296,206,048
233,307,667
184,222,073
177,173,485
Non-US GAAP Financial Data
Working capital (deficit)/surplus ..................................
(45,468)
11,597
(24,993)
2,419
(34,311)
Cash costs per ounce
1
- continuing operations .............
458
315
307
275
205
Cash costs per ounce
1
- discontinued operation............
-
504
393
312
219
Cash costs per ounce
1
..................................................
458
374
343
297
212
Total costs per ounce
2
- continuing operations.............
536
449
418
151
345
Total costs per ounce
2
- discontinued operation ...........
-
630
441
321
426
Total costs per ounce
2
...................................................
536
506
428
250
388
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
As the majority of our production costs are in Rands, while gold is generally sold in Dollars, our financial condition has been and could be materially harmed in the future by an appreciation in the value of the Rand. Although the Rand depreciated against the
Dollar slightly in fiscal 2006 (based on the average exchange rate at June 30, 2006 and 2005), it has substantially appreciated against the Dollar since December 2001. The appreciation of the Rand against the Dollar since December 2001 has had an adverse effect on revenue received by us in Rands. These circumstances most adversely affected the North West Operations during fiscal 2005. Due to the marginal nature of our mines in South Africa, any sustained decline in the market price of gold below the cost of production, could result in the closure of our other South African mines which would result in significant costs and expenditure, for example, incurring retrenchment costs earlier than expected, that would negatively and adversely affect our business, operating results and financial condition.

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

Exchange rates are influenced by global economic trends which are beyond our control. In fiscal 2005 and 2004, the Rand appreciated against the Dollar by 9.8% and 23.9%, respectively, but in fiscal 2006, the Rand depreciated against the Dollar by 3.3%
(based on average exchange rates at June 30 of each year). As at June 30, 2006, even though the Rand depreciated against the Dollar during the fiscal year, it has appreciated by 45.9% since reaching R13.44 = $1.00 in December 2001 (based on closing rates). In fiscal
2006, 2005 and 2004, the Kina appreciated against the Dollar by 3.1%, 3.9% and 13.7% respectively (based on average exchange rates at
June 30 of each year). The Fiji Dollar also depreciated against the Dollar by 2.4% in fiscal 2006, however appreciated against the Dollar in fiscal 2005 and 2004 by 5.0% and 11.4%, respectively (based on average exchange rates at June 30 of each year).

A decrease in the gold price and a strengthening of the foreign exchange rate of the Rand, Kina and Fiji Dollar has resulted and could continue to result in a decrease in profitability. In fiscal 2006 and 2005, 60% and 57% of production (including the discontinued
operation), respectively, was from South African mines providing significant exposure to the strengthening of the Rand and a decrease in profitability. If the Rand continues to appreciate in such a manner, our South African Operations could continue to experience a reduction in cash flow and profitability.

We have a history of losses and may incur losses in the future.

We incurred net losses of $23.8 million for fiscal 2006, $81.8 million for fiscal 2005 and $58.9 million for fiscal 2004, and we may continue to incur losses in the future. Our profits and cash flows of the South African Operations are directly exposed to the strength of the Rand and higher input costs as we generally do not hedge. These mines are also regarded as older, higher cost and lower-grade gold producers. In addition to our ability to identify Ore Reserves that can be mined economically and to maintain sufficient controls on production and other costs, the exchange rate fluctuations will have a material influence on the future viability of these mines. Our profits and cash flows of the Australasian Operations have been negatively impacted by the decrease in production at all of these operations during fiscal 2006. Production at the Australasian Operations decreased in fiscal 2006 mainly as a result of remediation work on the West
Wall of the open pit at Porgera, production problems at Tolukuma and a six-week shut down of operations at Vatukoula. Our profits and cash flows of the Australasian Operations are dependant on resolving these production problems and on returning Tolukuma and
Vatukoula to profitability. On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued
mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine has been placed on a care and maintenance program.

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
The failure to discover or acquire new Ore Reserves could negatively affect our cash flow, results of operations and financial condition.
Our future cash flow, results of operations and financial condition are directly related to the success of our exploration and acquisition efforts in the regions in which we operate and any new regions that we identify. In fiscal 2006, our ore reserves increased with the acquisition of Crown Gold Recoveries (Pty) Limited, or Crown, East Rand Proprietary Mines Limited, or ERPM and
Emperor Mines Limited, or Emperor. In fiscal 2005 however, our Ore Reserves decreased primarily as a result of placing the North
West Operations into provisional liquidation and losing access to its ore reserves. Additionally, the strength of the rand caused a decline in the Rand gold price in fiscal 2005. Mining higher grade reserves in our South African mines is likely to be more difficult in the future and could result in increased production costs and reduced profitability. A failure to discover or acquire new reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results of operations and financial condition. We can make no assurances that any new or ongoing exploration programs will result in new mineral producing operations that will sustain or increase our Ore Reserves.
To the extent that we seek to expand through acquisitions, we may experience difficulty in managing these acquisitions and integrating them with our existing operations.

The successful transfer of management with regard to our recent acquisition of Emperor Mines Limited, or Emperor, as disclosed in Item 4.: “Information on the Company,” and our success in acquiring control over potential future acquisitions of new gold mining operations involves a number of risks including:
•
maintaining our financial and strategic focus while integrating the acquired business;
•
implementing uniform standards, controls, procedures and policies at the acquired business;
•
assimilating the operations of an acquired business in a timely and efficient manner;
•
unifying our periodic and year-end financial audit processes if the acquired operation engages a public accounting firm different from the one that we engage;
•
increasing pressures on existing management to oversee an expanding company; and
•
to the extent that we make an acquisition outside of markets in which we have previously operated, conducting and managing operations in a new operating environment.

Any difficulties or time delays in achieving successful integration of new acquisitions could have a material adverse effect on our business, operating results and financial condition.

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
•
our inability to make suitable acquisitions at an appropriate price could adversely affect our ongoing business and financial position, particularly if the Rand strengthens against the Dollar;
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
-
high employment costs;
-
accessibility of reserves on an economically feasible basis;
- unexpected technical difficulties;
-
the inability to extend the life of mine; and
•
we could experience financial loss through costs incurred in evaluating and pursuing failed acquisitions or overpaying for an acquisition.
Any problems experienced by us in connection with an acquisition as a result of one or more of these factors could have an adverse effect on our business, operating results and financial condition.

Because we do not use forward sale arrangements to protect against low gold prices with respect to most of our production, we are exposed to the impact of any significant drop in the gold price.

We do not intend to enter into new forward sale arrangements to reduce our risk of exposure to volatility in the gold price.
Accordingly, with respect to most of our production, we are not protected against decreases in the gold price therefore if the gold price decreases significantly we run the risk of reduced revenues.

We do not control the operation at the Porgera Joint Venture.
We do not control the Porgera Joint Venture and as a result cannot unilaterally cause this entity to adopt a particular budget, pay dividends or repay indebtedness, including debt held by us. Because we do not control this entity, its current management may not continue to manage these entities in a manner that is favorable to us. With a minority interest stake in this entity, our ability to raise funding is dependent on access to capital from its shareholders, other joint venture partners or third party financiers. Decisions which reduce gold production, revenues or profitability, over which we have no control, may serve to reduce our cash flows and decrease our profitability.

We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness.
We are evaluating our internal controls surrounding the financial reporting process in order to allow management to assess, and our independent auditors to attest to, the effectiveness of these controls, as required by Section 404 of the United States Sarbanes-Oxley
Act of 2002. During the course of our ongoing evaluation, we have identified areas within our internal controls over the financial reporting process that need improvement. As we design the appropriate remediation steps to address any deficiencies already identified, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future. This could impact our ability to comply with Section 404 in a timely manner and in turn our independent auditors may not be able to attest to the effectiveness of our internal controls over financial reporting. As a result, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls.

Failure to discover and remediate material weaknesses in our internal controls in relation to our US GAAP financial reporting could have an adverse effect on our business.

During fiscal 2004, we discovered material weaknesses in our internal controls. Effective internal controls are necessary for us to provide reliable US GAAP financial reports. Failure to prevent these material weaknesses from reoccurring and to provide reliable US
GAAP financial reports could have an adverse effect on our share price. Within the areas where our operations and accounting functions are located in South Africa, Australia, but more particularly Papua New Guinea and Fiji, remedying these material weaknesses is challenging in light of the limited availability of internal accounting employee candidates who have sufficient knowledge and experience regarding the application of US GAAP and the United States Securities and Exchange Commission, or SEC, requirements and of potential external advisers with US GAAP expertise to supplement our internal resources.

In response to these discoveries, we have been working to improve our internal controls over financial reporting, including in the areas of compliance with US GAAP and SEC reporting requirements. We documented these efforts in the form of a US GAAP Action
Plan (see Item 15: “Controls and Procedures”) which we implemented during fiscal 2005. If we encounter any difficulties in sustaining the application of our US GAAP Action Plan going forward, we could fail to meet our US GAAP reporting obligations. If we are unable to sustain our US GAAP Action Plan, investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Our production costs may fluctuate and have an adverse effect on our results of operations.
Our historical production costs have varied significantly and we cannot predict what our production costs may be in the future.
Production costs are affected by, amongst other things:
•
labor stability, lack of productivity and increases in labor costs;
•
increases in crude oil, steel, electricity and water prices;
•
unforeseen changes in ore grades and recoveries;
•
unexpected changes in the quality or quantity of reserves;
•
unstable or unexpected ground conditions and seismic activity;
•
technical production issues;
•
environmental and industrial accidents;
•
gold theft;
•
environmental factors; and
•
pollution.

Significant increases in our production costs caused by one or more of these factors could have an adverse effect on our business, operating results and financial condition.

Increased production costs would affect profitability.
The majority of our production costs consist of labor, steel, electricity, water, fuels, lubricants and other oil and petroleum based products. The production costs incurred at our South African Operations have, and could in the future, increase at rates in excess of our annual expected inflationary increase and result in the restructuring of these operations at substantial cost. The majority of our South
African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. In 2005, we entered into a two year wage agreement with the National Union of Mine Workers, or NUM, that provided wage increases of 6% as of
July 1, 2005 and 6.5% as of July 1, 2006. Similar two year wage agreements were entered into at Crown and ERPM, which provided increases on October 1, 2005 of 6.5% and 11%, respectively. In addition, we have received notification of price increases, far in excess of the current rate of inflation, to be imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. These, combined with the increase in labor costs, could result in our costs of production increasing above the gold price received.
Discussions with suppliers to moderate price increases have so far been unsuccessful.
The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2006 as a result of the general increase in the cost of crude oil in global markets. Due to the location of Tolukuma in the highlands of Papua New Guinea, all transportation to the mine site is by heavy lift helicopters. Approximately $104 per ounce, or 17%, of production costs relate to transportation, including the cost of JET A1 fuel for the helicopters. In the event that the increase in crude oil prices continues, this will have a significant impact on production costs at Tolukuma and will increase the cost of mining at our other operations.

The increase in crude oil prices has also increased production costs at Vatukoula. Power generation, using diesel, represents approximately 23% of the operating costs at Vatukoula. Increasing production costs at this operation will negatively impact on the profitability of the Company. On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production.
Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine has been placed on a care and maintenance program.

Our initiatives to reduce costs may not be sufficient to offset the increases imposed on our operations and could negatively affect our business, operating results and financial condition.

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

We have made, and expect to make in the future, expenditures to comply with these laws and regulations. We have estimated these liabilities at $82.0 million and included them in the discounted provision for the Group’s environmental rehabilitation, reclamation and closure costs of $46.8 million on our balance sheet as at June 30, 2006. However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond our control, such as changing legislation or unidentified rehabilitation costs. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.
Seismicity and other natural disasters could impact the going concern of our operations.

We run the inherent risk that seismic activity and/or other natural disasters could cripple our operations and affect their ability to continue production. On March 9, 2005, the North West Operations suffered the effects of an earthquake of 5.3 on the Richter scale. As a consequence of the extensive damage caused by the earthquake, the No. 5 Shaft of the North West Operations was closed. There was continuing seismic activity in the area and on March 16, 2005, the Company closed the No. 2 Shaft because of concerns for the safety of employees. Seismic activity has had, and may continue to have, a harmful effect on our business, operating results and financial condition.

Our Papua New Guinea Operations are subject to environmental risks associated with tailings discharge.

Tolukuma and Porgera in Papua New Guinea have site specific environmental risks associated with their operations. Tailings are routinely discharged into the surrounding river systems in accordance with approved environmental water discharge permits issued by the
Papua New Guinea Department of the Environment and Conservation under the Papua New Guinea Environmental Act 2000 and
Regulations 2000. The Papua New Guinea Government has approved disposal into certain natural rivers as the most appropriate method for treated tailings and soft incompetent waste rock because the mines are located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides, so construction of a tailings impoundment would be very difficult and the risk of an engineering failure high.

Due to the elevated concentrations of heavy metals naturally occurring in the ore, in particular lead, mercury and arsenic, discharges are monitored in accordance with the terms of our approved environmental management monitoring program. Cyanide associated with the tailings deposited is detoxified and cyanide levels are monitored daily. However, should we be unable to control the levels of lead, mercury, arsenic or cyanide, it could pose potential adverse health risks to the surrounding communities and may result in us violating our environmental water discharge permit and may expose us to civil and criminal liability. While our Papua New Guinea
Operations currently comply with the applicable license conditions established by the Papua New Guinea Government, the eventual, cumulative environmental impacts could be greater than the estimates in, or contemplated by, the environmental plans and environmental management monitoring programs approved by the Papua New Guinea Government. In such event the Papua New Guinea Government could require us to remedy such consequences and the costs of such remediation could be material. We have also encountered opposition from local people and landowners regarding our discharge of tailings. This opposition could cause delays or stoppages which could reduce our production capacity and have an adverse effect on our business, operating results and financial condition.

Changes in Papua New Guinean Government legislation or policy on regulatory discharges into the environment could result in operational disruptions, especially if the government changes the method it requires for us to test tailings discharges, and may have a material adverse affect on profitability, as additional costs may need to be incurred to facilitate other waste discharge methods.

Flooding at our operations may cause us to incur liabilities for environmental damage.
Flooding of underground mining areas is an inherent risk at our South African Operations. If the rate of rise of water is not controlled, water from our workings could potentially rise to the surface or decant into surrounding underground workings or natural underground water sources.
Due to the withdrawal of government pumping subsidies at Durban Deep and West Wits, we have ceased active pumping of underground water at these mines. We expect that the progressive flooding where these operations are located could eventually cause the discharge of polluted water to the surface and to local water sources.
Estimates of the probable rate of rise of water in those mines are contradictory and lack scientific support, however, should underground water levels not reach a natural subterranean equilibrium, and in the event that underground water rises to the surface, we may
face claims relating to environmental damage and pollution of ground water, streams and wetlands. These claims may have a material adverse effect on our business, operating results and financial condition.

Underground and opencast mines in Papua New Guinea may experience flooding due to excessive annual rainfall. Flooding of the mines may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage and potential legal liabilities. As a result, these events may have a material adverse effect on our business, operating results and financial
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

Due to the nature of the business, particularly in South Africa where our marginal mines predominantly are comprised of aged infrastructures, we inherently run the risk of exposure to greater health, safety and environmental liabilities which we closely monitor but are unable to fully mitigate.

Due to the nature of our business, our employees face health and safety risks.

Regrettably seven people died in work-related incidents during fiscal year 2006. These fatalities were largely attributable to seismicity-related rockfalls. While seismic monitoring continues to be an invaluable tool in the management of seismicity, there is still risk of seismic induced fatalities occurring which we may not be able to prevent. Preventing occupational diseases such as tuberculosis and noise-induced hearing loss is a priority and is addressed through close adherence to legislated requirements. Mine and safety regulations of the countries in which we conduct our operations impose various duties on us at our mines and grant the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs or reduce our production capacity. This could have a material adverse effect on our business, operating results and financial condition.

Events may occur for which we are not insured which could affect our cash flows and profitability.

We may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property and liability insurance contains certain exclusions and limitations on coverage. We have insured property, including loss of profits due to business interruption in the amount of $1.2 billion (R9.0 billion). Claims for each and every event are limited by the insurers to $68.8 million (R500.0 million). This policy is limited by initial deductible amounts covering the loss of surface and underground assets, and losses due to seismic events, machinery breakdown, flooding, fire and accidents. Business interruption is only covered from the time the loss actually occurs. The deductible amounts vary between categories with the maximum deductible of $5.5 million (R40.0 million). A specific limitation of $13.8 million (R100.0 million) applies for loss suffered or claims as a result of landslides at Tolukuma, as well as a $13.8 million (R100.0 million) limitation for any seismic event smaller than 4.5 on the
Richter scale. General liability insurance cover is in the amount of $90.8 million (R660.0 million).

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

The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including our Chief Executive Officer and our Chief Financial Officer. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain “key man” life insurance policies on any members of our executive team. The loss of any of our key personnel could prevent us from executing our business plans, which may result in decreased production, increased costs and decreased profitability.

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
•
interest rates.

Our company’s profitability may be negatively impacted if revenue from gold sales drops below the cost of production for an extended period.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.
We must continually replace Ore Reserves that are depleted by production. Notably during fiscal 2005, we lost access to the ore reserves from our North West Operations since Buffelsfontein, which owns the North West Operations, was placed into provisional liquidation on March 22, 2005. With effect from December 1, 2005, previously 40% owned mines, ERPM and Crown, are now fully consolidated operations which consequently increased our Ore Reserves. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Gold mining companies may undertake exploration activities to discover gold mineralization, which in turn may give rise to new gold bearing ore bodies. Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies in order to quantify the extent of the gold reserve. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. Moreover, we rely on the evaluations of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether or not the deposit contains economically recoverable mineralization. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our properties.
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

Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our results of operations and financial condition to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs, and in particular our labor costs, increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the Ore Reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may increase our production costs and decrease our profitability during any given period. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact upon the total value of our mining asset base and our business, operating results and financial condition.

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
Fiji is fairly isolated in an area that gives rise to severe cyclonic storms which can be very disruptive. As in other island states, rising sea levels caused by the greenhouse effect are a major concern. Natural disasters of this nature could potentially disrupt our business for an extended period of time and this is of particular concern in Fiji due to the island’s exposure to such disasters in the past. Tropical cyclone Ami hit Fiji on January 13, 2003, killing at least 15 people and leaving thousands more devastated.

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

Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In the late 1980s and early 1990s, inflation in South Africa reached record highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. In recent years, the inflation rate has decreased however, as of June 2006, the Consumer Price
Inflation Index, or CPIX, stood at 4.8%, up from 3.5% since June 2005. Analysts expect inflation to decrease slightly over the next few months but remain within the target band of 3-6%, partly due to the rapid growth in the private sector. A return to high levels of inflation in South Africa, without a concurrent devaluation of the Rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.

In South Africa, Papua New Guinea and Fiji there is a greater level of political and economic risk as compared to developed countries in the world. For example, open pit operations at Porgera were suspended from August 27, 2002 to October 12, 2002, due to interruptions in the electrical power supply as a result of election-related vandalism in Papua New Guinea. The next general election will take place in 2007 and if volatile could adversely affect production. There is also a risk that social unrest and government intervention could be exacerbated during the mine closure process. Mine infrastructure, including power, water and fuel, may be at risk of sabotage.

In Papua New Guinea, landowners in the area, whose interests are consolidated with those of the provincial government in a
Papua New Guinea registered entity, Mineral Resources Enga, or MRE, had an expectation of receiving from us a 5% stake in the
Porgera Joint Venture. This expectation arose from an undertaking we gave at the time of acquiring our interest in Porgera, to sell a 5%
stake to MRE on commercial terms, which was subsequently cancelled as MRE failed to meet certain conditions precedent after renegotiated, extended deadlines. This issue may become the subject of some political campaigning and canvassing in the 2007 election.

The Porgera mine has also, on a number of occasions, experienced delays receiving operating permits and licenses, necessary for this mine to conduct its operations. If at any time in the future permits essential to operations are not obtained, or exemptions not granted, there is a risk that the Porgera mine may not be able to operate for a period of time. Future government actions, or actions of other quasi-
government or landowner groups, cannot be predicted but may impact on the operations and regulation of mines including the Porgera
Joint Venture. Any suspension of operations at the Porgera Joint Venture would decrease our attributable production and profitability.

Fiji’s economic growth has historically been very volatile. Growth has been restrained by low rates of investment, which has been deferred by macro-economic instability, prohibitive regulation, and poor human and physical capital. Additionally, Fiji has also experienced periodic political volatility in recent years. The country experienced a coup d’etat in March 2000 but the country’s political environment has stabilized since 2000 following the first free and fair general election held in late 2001. The most recent general election took place in May 2006 and the same government was re-elected. On December 5, 2006, the Commander of the
Republic of Fiji Military Forces declared a state of emergency. He also declared he had assumed control of the country and had dismissed the elected Prime Minister and Government. Changes to the country’s constitution or government regulations in the future and continued political instability could affect our operations in Fiji.
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
It is estimated that approximately 30% - 40% of the mining industry workforce in South Africa are HIV positive. The exact extent to which our mining workforce both within and outside South Africa is infected with HIV/AIDS is unknown at this stage. Papua New
Guinea has also been identified as a high risk country for the HIV/AIDS pandemic and this could have a direct impact on our workforce and productivity in that country. The exact impact of increased mortality rates due to AIDS-related deaths on the cost of doing business is as yet undefined. The only available treatments for HIV/AIDS are anti-retroviral drugs, which slow down the advancement of the disease but do not present a complete cure for the disease. The cost and availability of anti-retroviral drugs could inhibit the introduction of treatment programs at our mines in South Africa and Papua New Guinea to reduce the impact of HIV/AIDS on our mining workforce and our businesses. The existence of the disease poses a risk to us in terms of the potential reduction in productivity and increase in medical costs.

Government policies in South Africa may adversely impact our operations and profits.

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
During fiscal 2007, we will submit the respective applications in order to comply with the requirements of the Mining Charter as described below. To the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the State, and the extent to which we may be compensated. Factors that are taken into account are market value, as well as the history of acquisition of these rights.
Where new order rights are obtained under the MPRD Act, these rights will not be equivalent to our existing property rights.
The area covered by the new order rights may be reduced by the state if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister of Minerals and Energy in the event of a breach of or, in the case of mining rights, of non-optimal mining in accordance with the mining work program.

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
The South African gold mining industry is taxed under the gold taxation formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of the mine. This results in an additional tax benefit not afforded to other commercial companies. In addition, the South African Government has indicated that it is looking at a revenue based royalty for mining companies, as outlined in the draft Mineral and Petroleum Royalty Bill, 2003, or Royalty Bill, which was released in March 2003 for comment. The
Royalty Bill proposed a three percent royalty on gross revenue for gold mining companies. In conjunction with the South African Mining
Development Association we have made submissions to the government outlining our concerns about a revenue based royalty and recommended a profit based royalty be introduced instead. In his budget speech in February 2004, the South African Finance Minister acknowledged that the draft Royalty Bill may need some refinement, but also stated that government’s preference is for a revenue based royalty, with introduction of the royalty as of 2009. After extensive consultations, the Royalty Bill was revised to reflect a significant reduction of royalty rates compared to the proposals in the first draft but still proposes a revenue based royalty payment system. In
October 2006, the second draft of the Royalty Bill was approved and is open for comment until January 31, 2007. The introduction of the proposed revenue based royalty would have an adverse effect on the business, operating results and financial condition of our South
African Operations.

The Broad Based Socio-Economic Empowerment Charter

The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter, establishes certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa and is effective from
May 1, 2004.

The goals set by the Mining Charter include that each mining company must achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years from
May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at fair market value. When considering applications for the conversion of existing rights, the State will take a
“scorecard” approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Mining
Charter. Failure on our part to comply with the requirements of the Mining Charter and the “scorecard” could subject us to negative consequences. We may incur expenses in giving additional effect to the Mining Charter and the “scorecard”, including costs which we may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons. There is also no guarantee that any steps we might take to comply with the Mining Charter would ensure that we could successfully acquire new order mining rights in place of our existing rights. In addition, the terms of such new order rights may not be as favorable to us as the terms applicable to our existing rights. We run the risk of losing our mining rights if we do not comply with the requirements stipulated in the Mining Charter. This could have an adverse affect on our business, operating results and financial condition.

Land claims

Our privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of
Land Rights Act, 1994 (as amended), or Land Rights Act. Under the Land Rights Act, any person who was dispossessed of rights to land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. We have not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which we are notified in the future could have a material adverse effect on our right to the properties to which the claims relate and prevent us using that land and exploiting any mineral reserves located there. This could have an adverse affect on our business, operating results and financial condition.

Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.
Labor costs constitute 36% of our production costs for fiscal 2006, 43% for fiscal 2005 and 50% for fiscal 2004. As of
June 30, 2006, we employ and contract 10,393 people. Of these, 7,740 are employed in our South African Operations, of whom, approximately 70% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our South African mines. For Blyvoor, we concluded agreements which are effective until June 2007 and for
ERPM and Crown, the current agreements are effective until October 2007. Unreasonable wage demands could increase production costs to levels where our South African Operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions.
We may also experience labor unrest at our operations. In particular, during October and November 2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. A repeat of such activities could have an adverse effect on our business, operating results and financial condition.
In recent years, labor laws in South Africa have changed in ways that significantly affect our operations. In particular, laws that provide for mandatory compensation in the event of termination of employment for operational reasons and that impose large monetary penalties for non-compliance with the administrative and reporting requirements of affirmative action policies could result in significant costs to us. In addition, future South African legislation and regulations relating to labor may further increase our costs or alter our relationship with our employees. Labor cost increases could have an adverse effect on our business, operating results and financial condition.
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
In July 2006, we delisted from the Australian Stock Exchange and currently our primary listing for our ordinary shares is only the JSE. The principal trading market for our ADSs is the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market). On a historical basis, the trading volumes and liquidity of shares listed on the JSE have been low in comparison with the Nasdaq Capital
Market. For the 12 months ended June 30, 2006, only 13% of the ordinary shares publicly traded were traded on the JSE. The limited liquidity of the ordinary shares traded on the JSE could limit your ability to sell a substantial number of ordinary shares on the JSE in a timely manner, especially by means of a large block trade.
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
We may be subject to an increase in compliance costs with our continued efforts to increase the transparency of our reporting requirements and changing corporate governance initiatives.
As a result of our listings on the Nasdaq Capital Market and JSE, we are required to comply with new and changing reporting requirements that have over recent years emphasized an increase in the transparency of public disclosure. The associated regulatory standards set forth by the exchanges’ governing bodies may change over time and may be subject to interpretation. As a result we may not execute the application of these standards properly and will congruently experience an increase in the cost of our compliance efforts. For example, management’s required assessment of our internal controls over the financial reporting process stipulated by
Section 404 of the Sarbanes-Oxley Act of 2002 commands the need for resources from management in addition to our external auditors who are required to attest to our assessment. Maintaining high standards of corporate governance and public disclosure is highly prioritized in our organization and with our continued efforts to comply with these laws currently effective and any future legislative introductions or changes, we will continue to incur the related costs.
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

ITEM 4. INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

DRDGOLD Limited is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. In South Africa, we have an 85% interest in DRDGOLD South African Operations (Pty) Limited, or
DRDGOLD SA, the balance of which is held by our Black Economic Empowerment, or BEE, partner Khumo Gold SPV (Pty) Limited, or Khumo Gold. DRDGOLD SA wholly owns and operates Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, East Rand
Proprietary Mines Limited, or ERPM, and Crown Gold Recoveries (Pty) Limited, or Crown. In Australasia, we have a 78.72% interest in
Emperor Mines Limited, or Emperor, which owns and operates the Tolukuma gold mine in Papua New Guinea, or PNG, and the
Vatukoula gold mine in Fiji. Emperor also has a 20% interest in the unincorporated Porgera Joint Venture in PNG, managed by Barrick
Gold Corporation, or Barrick. We also have exploration projects in South Africa, Papua New Guinea and Australia, though our principal focus is on our operations in South Africa, PNG and Fiji.

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

Blyvoor, acquired on September 15, 1997, in exchange for 12,693,279 of our ordinary shares, is a predominantly underground operating mine located within the Witwatersrand Basin, exploiting gently to moderately dipping gold bearing quartz pebble conglomerates in addition to certain surface sources. Crown (acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares), also located within the Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations. ERPM which consists of an underground section and the Cason Dump surface retreatment operation was initially acquired on October 10, 2002, by Crown. During fiscal 2006, we restructured our South African operations so that we hold an
85% interest in our newly created company, DRDGOLD SA, which in turn holds a 100% stake in ERPM, Crown and Blyvoor.

Since 1999, our focus has been to expand our operations outside South Africa and increase production from our Australasian
Operations. The Tolukuma mine (acquired from September 1999 to June 2001, in exchange for 8,125,082 shares and $3.3 million in cash) provided an initial base in that region, and led to the acquisition of a 20% interest in the unincorporated Porgera Joint Venture
(acquired in October 2003, in exchange for 6,643,902 shares and $60.3 million in cash). During fiscal 2006, we concluded a sale and purchase agreement with Emperor, where DRDGOLD initially held 88.3% of Emperor which in turn holds a 100% interest in Tolukuma, a 100% stake in the Vatukoula mine in Fiji, a 20% interest in the Porgera Joint Venture and all of our exploration tenements in PNG.
Subsequently, our shareholding was diluted to 78.72%, following a number of share issues in which we did not participate.

To ensure access to global markets our shares and/or related instruments trade on the JSE, Nasdaq Capital Market (formerly the
Nasdaq SmallCap Market), London Stock Exchange, the Marche Libre on the Paris Bourse, the Brussels Bourse in the form of
International Depository Receipts, the Over The Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial Market on
the Frankfurt Stock Exchange. As a result of the Emperor transaction, since Emperor was already listed on the Australian Stock
Exchange, or ASX, DRDGOLD Limited delisted from the ASX and the Port Moresby Stock Exchange in July 2006.

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
For our ADSs, The Bank of New York, at 101 Barclay Street, New York, NY 10286, United States, has been appointed as agent.

Important Events in Our Development Generally and in the Current Year

Crown Gold Recoveries (Pty) Limited, East Rand Proprietary Mines Limited and Blyvooruitzicht Gold Mining Company Limited

We own 100% of Crown Consolidated Gold Recoveries Limited, or CCGR, which in turn owned 40% of Crown. CCGR was incorporated in South Africa on May 23, 1997. Pursuant to a scheme of arrangement, we acquired 100% of CCGR on September 14,
1998.

On June 12, 2002, we entered into an agreement with the Industrial Development Corporation of South Africa, or IDC, our
black economic empowerment partner, Khumo Bathong Holdings (Pty) Limited, or KBH, and CCGR whereby, with effect from
July 1, 2002, we sold 3% of the entire issued share capital of and shareholders loans held in Crown to KBH and 57% of the entire issued share capital of and shareholders loans held in Crown to the IDC, for a total amount of $10.1 million. As part of this transaction, we loaned KBH R5.3 million ($0.7 million) to fund its initial purchase of 3% interest in Crown. According to the terms of the shareholders agreement entered into between these parties, the parties agreed that the IDC would not remain a shareholder in Crown, but would transfer its shares and claims held in Crown to KBH. Accordingly, the IDC granted an option to KBH to purchase its shares and claims held by it in Crown subject to certain terms and conditions. The option was exercised by KBH in July 2002 and KBH became the owner of 60% of the entire issued share capital of and shareholders loans held in Crown. CCGR held 40% of the issued share capital of Crown, which had four wholly-owned subsidiaries, Crown Mines Limited, City Deep Limited, Consolidated Main Reef Mines and Estate Limited
and ERPM.

On October 10, 2002, Crown entered into an agreement with third parties to purchase the entire issued share capital and all shareholders’ claims of ERPM for a purchase price of $11.0 million. Crown’s acquisition of ERPM was approved by the South African competition authorities. ERPM is predominantly an underground mining operation located near the town of Boksburg on the East Rand, which is east of Johannesburg and approximately 60 miles (97 kilometers) from Blyvoor. We loaned Crown the sum of R60.0 million
($8.0 million) to facilitate its acquisition of ERPM. We subsequently loaned Crown an additional R9.9 million ($1.3 million), which
Crown in turn loaned to ERPM as working capital.

On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15%
stake in our South African Operations. The intention of the transaction was to bring us into full compliance with the 10-year, 26% black economic empowerment equity requirement as stipulated in the Mining Charter in South Africa.

On July 20, 2005, we acquired from the IDC, all the debt which it held against Crown and ERPM for a consideration which was settled through the issue of 4,451,219 of our ordinary shares, which at the date of issue, represented approximately $4.3 million
(R28.9 million).

On October 27, 2005, our board of directors approved the extension of our existing black economic empowerment structure with
Khumo Gold to cover all of our South African assets. The transaction was facilitated by the IDC, which agreed to a debt restructuring in
Crown. The new structure resulted in Khumo Gold acquiring, as a first step, a 15% interest in a newly created vehicle, DRDGOLD SA, which holds a 100% interest in ERPM, Crown and Blyvoor. We have retained an 85% interest.

On November 18, 2005, we subscribed for $4.8 million (R31.8 million) new Khumo Gold preference shares. The proceeds from these preference shares were used by Khumo Gold to settle an existing loan to KBH of $1.2 million (R7.9 million), subscribe for $0.6 million (R4.1 million) new preference shares in ERPM, subscribe $0.4 million (R2.7 million) new preference shares in Crown, subscribe for $0.6 million (R3.9 million) new preference shares in Blyvoor and subscribe for an initial 15% of the issued ordinary shares in
DRDGOLD SA for $2.0 million (R13.2 million). Khumo Gold has been granted an option, exercisable over three years, to acquire a further 11% interest in DRDGOLD SA for the payment consideration of $1.4 million (R9.3 million). This further equity tranche will include a 6% stake to be placed in a new employee trust.
On December 11, 2006, Khumo Gold exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005. Khumo Gold acquired from us a further 50,000 ordinary shares in DRDGOLD SA for
$0.6 million (R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased by 5% to 20%. In addition, Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million (R5.1 million). After exercising the option, the trust's shareholding in DRDGOLD SA is 6%. We will finance the transaction, on condition that the terms of the finance are determined by independent experts to be fair and reasonable to our shareholders. It is proposed that we will subscribe for preference shares in Khumo
Gold and extend a loan to the trustees of the trust.

Emperor Mines Limited

Over the period December 2002 to July 2004, we acquired a 45.33% interest in Emperor, an Australian listed gold mining company with a single gold mine based in Vatukoula, Fiji and exploration assets in Fiji.

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

On March 8, 2004, we announced a conditional takeover offer to acquire all of the outstanding shares in Emperor that were not already owned by us for a consideration of one of our shares for every five shares in Emperor held. At that time, the offer valued Emperor at approximately A$105.0 million ($79.8 million). On June 10, 2004, we announced a revised final offer of five of our shares for every twenty two shares in Emperor held. The revised offer represented a 14% increase over the previous offer. On July 30, 2004, our offer to
Emperor’s shareholders closed with us having received acceptances from Emperor’s shareholders representing approximately 25.55% of
Emperor’s issued capital, thereby increasing our shareholding in Emperor to 45.33%. Accordingly, we issued 6,612,676 shares in exchange for the 29,097,269 Emperor shares to the value of $16.6 million, based on the market value of our shares on the date issued, with share issue and transaction costs associated with the take over offer, amounting to $1.7 million.

With effect from August 3, 2004, Emperor’s board of directors appointed Mr. M.M. Wellesley-Wood as Managing Director of
Emperor and our Divisional Director: Australasian Operations at the time, Mr. R.L. Johnson as a Non-Executive Director of Emperor.
With effect from October 5, 2005, Emperor’s Board appointed our former Chief Operating Officer, DRDGOLD Australasia,
Mr. M.P. Marriott, as an Executive Director. Subsequently, Mr. M.P. Marriott resigned on March 9, 2006, Mr. M.M. Wellesley-Wood and Mr. R.L. Johnson resigned on June 26, 2006.

On July 11, 2005, Emperor announced the finalization of a financial and operational restructuring package aimed at returning them to positive cash flow and creating a sustainable, long-term future for the company and its operations. An A$10.0 million Convertible
Loan Facility was negotiated by the independent directors of Emperor. The financing package also included an agreement with ANZ
Bank, subject to a number of conditions, to a restructuring of Emperor’s debt servicing obligations to assist them with their restructuring plan. The ANZ Bank also consented to the Convertible Loan Facility and the related security. The Convertible Loan Facility was approved by the shareholders of Emperor on August 29, 2005 (we did not participate in the voting). In addition, in July 2005 we entered into an operational support agreement negotiated on behalf of Emperor’s independent directors, pursuant to which we would provide
Emperor with management and technical services.

In Emperor’s fiscal 2005 annual report, its auditors issued an audit report with an emphasis of matter to the effect that until such time as Emperor completed its financial and operational restructuring package, there remained a significant uncertainty as to whether
Emperor would continue as a going concern and, therefore, whether it would realize its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the annual report. In Emperor’s fiscal 2006 annual report, its auditors issued an unqualified audit report.
On November 16, 2005, we concluded a sale and purchase agreement with Emperor pursuant to which, on April 6, 2006,
Emperor acquired our wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds our PNG assets, comprising of the 20% interest in the Porgera Joint Venture, the 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in PNG. The purchase consideration of $237.3 million was subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD Isle of Man between October 1, 2005, which was the effective date, and April 6,
2006, the date that the transaction was completed. The purchase consideration included 751,879,699 new Emperor shares issued to DRD
(Offshore) Limited, or DRD (Offshore), and a cash consideration of $37.3 million payable to DRD (Offshore). An amount of
$5.0 million is outstanding on the cash consideration and is repayable in two installments to DRD (Offshore) on March 30, 2007 and
June 30, 2007. This outstanding amount attracts interest at the London Inter-bank Offered Rate, or LIBOR, plus 2% per annum and has been entered into on market related terms. Subsequent to June 30, 2006, the board of DRD (Offshore) has agreed to convert this loan to equity. After the issue of the new Emperor shares, we held 88.3% of Emperor. Subsequently, our shareholding was diluted to
78.7%, following a number of share issues in which we did not participate.
In addition to these loan facilities in October 2006, we committed to a $10.0 million working capital facility for Emperor. We advanced funds to Emperor under this facility of $2.0 million on October 5, 2006, $5.0 million on November 6, 2006 and $3.0 million on November 27, 2006. The loan bears interest at LIBOR plus 3% per annum and is repayable on December 31, 2007.

In April 2006 Vatukoula implemented the new Accelerate Development and Training Program, or ACDTP, which involved a temporary shutdown of the mine on April 20, 2006 and a gradual start-up early in June 2006. The ACDTP was designed to introduce flexibility to production areas, improve infrastructure and increase the productivity of the workforce. The plan includes development of higher grade areas at Philip Shaft and upgrading of associated shaft infrastructure. In addition, the entire workforce was to undergo comprehensive assessment, re-skilling and retraining.

On October 14, 2006, a serious incident involving a mine shaft conveyance occurred in the Philip Shaft at the Vatukoula mine when during testing of the shaft conveyance following maintenance, a skip-cage fell down the shaft, causing damage to the surface winder mechanism. The Philip shaft was closed following the incident, while investigations and repairs were undertaken.
Production at Philip Shaft recommenced on November 14, 2006.

On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine has been placed on a care and maintenance program.

The composition of Emperor’s Board of Directors includes Mr. G.C Campbell, a Non-Executive Director appointed on
June 26, 2006, as Chairman; Mr. B. Gordon, Emperor’s Chief Executive Officer appointed on April 26, 2006, as an Executive
Director; Mr. C. Moore, Emperor’s Chief Financial Officer appointed on February 20, 2006, as an Executive Director;
Mr. R. McDonald, a Non-Executive Director appointed on April 6, 2006; and Mr. I.D. Graulich, our Group Strategic Development
Officer, appointed on June 26, 2006, as a Non-Executive Director. On November 13, 2006, Mr. J.W.C. Sayers – Chief Financial
Officer and Executive Director of DRDGOLD Limited was appointed as a Non-Executive Director of Emperor. On November 22, 2006, Mr. C. Moore announced his resignation from Emperor. Mr. J.W.C. Sayers is the acting Chief Financial Officer of Emperor.

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

The transaction resulted in us acquiring an effective 20% interest in an unincorporated gold mining joint venture, the Porgera
Joint Venture, that has fifteen mineral tenements which form part of the Porgera mine located in Papua New Guinea. The final purchase price of $77.1 million comprised $60.3 million in cash and 6,643,902 ($16.7 million) of our ordinary shares based on the prevailing market value on November 22, 2003, being the final settlement date. As at June 30, 2006, the Porgera Joint Venture is owned by Barrick
(75%), DRD (Porgera) Limited (20%) and the MRE, on behalf of the Enga Provincial Governments and landowners in Papua New
Guinea (5%). Barrick acquired Placer Dome Inc. and by default its affiliate, Placer (PNG) Limited and took over as operator of the
Porgera Joint Venture in December 2005. Porgera is subject to the control of a management committee made up of representatives of the joint venture partners, including one of our representatives. The management committee is governed by an operating agreement that prevents the partners from acting unilaterally.

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
On March 22, 2005, application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein Gold Mines
Limited, or Buffelsfontein (which owned the North West Operations), which order was granted on the same day.
We committed to pay the wages at Buffelsfontein’s operations until the end of March 2005, amounting to $4.5 million
(R27.9 million), and continued the essential services at the mine until such time as the liquidator had taken control of the mine, which amounted to $0.8 million (R5.1 million). We incurred expenses of approximately $0.08 million (R0.5 million) during fiscal 2006 for a social plan for employees, which included counseling and re-skilling programs, and we incurred legal and other costs of $0.5 million
(R3.2 million). We were reimbursed approximately $2.6 million (R16.7 million) by the liquidators for costs we incurred from the inception of the liquidation. Additionally, an insurance claim was submitted for damage caused by the earthquake and as a result approximately $16.2 million (R104.0 million) was paid out to the liquidators.

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
• approval by the Competition Commission of South Africa.

On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein proposed by S&J and accepted by the majority of Buffelsfontein’s creditors, including us, was approved and sanctioned by the High Court of South Africa. Buffelsfontein applied to the High Court for the lifting of its provisional liquidation, which order was granted on November 1, 2005.

Other

We concluded an agreement with M5 Developments (Pty) Limited, or M5, on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million ($0.2 million), was granted an option to acquire Durban Deep’s mine village for
R15.0 million ($2.2 million). On the exercise of the option, the option fee would be deemed part payment of the purchase consideration.

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We have since repudiated our agreement with M5 and have notified Rand Leases Properties Limited that we do not intend offering the property to them. Both parties have indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. To date we have received no service of legal process related to this matter.

For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item 4D:
“Property, Plant and Equipment,” and Item 5B: “Liquidity and Capital Resources.”

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

Mining

Our South African Operations comprise relatively mature assets and the principal mining method used is the extraction of previously abandoned Ore Reserves, which require a high degree of opening up of these previously abandoned Ore Reserves.

The Australasian Operations comprise open-pit mines, shafts and decline shafts, with appropriate mining methods.

Our Metallurgical Plants and Processes

A detailed review of the metallurgical plants and processes for each of the mining operations is provided under Item 4D:
“Property, Plant and Equipment.”

Market

The gold market is relatively liquid compared to other commodity markets, with the price of gold generally quoted in Dollars.
Physical demand for gold is primarily for manufacturing purposes, and gold is traded on a world-wide basis. Refined gold has a variety of uses, including jewelry, electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value (due to the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crises).
The use of gold as a store of value and the large quantities of gold held for this purpose in relation to annual mine production have meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as in the case of other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks, and global or regional political and economic crises. In times of inflation and currency devaluation, gold is often seen as a safe haven, leading to increased purchases of gold and support for its price.
On May 12, 2006, the gold market reached a 26-year high of $730 per ounce. In the first half of the 2006 calendar year, the gold price soared from $550 per ounce to over $700 per ounce in a matter of weeks and remarkably gained by 37%. There was some considerable correction after that, but the price started tending upwards again in June 2006. One of the reasons for the significant rise in the gold price has been the growth in Exchange Traded Funds, or ETFs, securities that allow investors to buy and sell gold in the form of listed paper without the trouble of storing or insuring the product. These funds now hold some 16.6 million ounces of gold in vaults – that is almost double the annual gold output (10.5 million ounces in 2005) of South Africa, the world’s biggest gold producer.
Stated in different terms, ETFs accounted for 5.2 million ounces, or 11% of the 46.76 million ounces of gold bought by investors in
2005. We believe these investment vehicles have facilitated institutional investors’ move into gold, bringing a new group of investors to the market. We have supported the growing trend to expand gold ownership and accessibility through our investment in the internet-based gold investment company, Net-Gold Services Limited, which now holds gold and silver in circulation to the value of around $157.0 million.

We now have shareholdings in two stand-alone businesses: 85% in DRDGOLD SA and 78.72% in Emperor. Our total revenue from continuing operations by geographic market is as follows:
Year ended June 30,
2006
2005
2004
1
$’000
$’000
$’000
South Africa......................................................................................................................... 148,785 68,370 90,066
Australasia ........................................................................................................................... 96,516 115,239 93,188
245,301
183,609
183,254

All gold produced by our South African Operations is sold on our behalf by the Rand Refinery Limited, or RRL, in accordance with a refining agreement entered into in October 2001. At our various operations the gold bars which are produced consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to the RRL for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. RRL then sells the gold on the same day as delivery, for the London afternoon fixed Dollar price on the day the gold is sold, with the proceeds remitted to us in Rand within two days. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. We currently own 4.1% (2005: 3.0%) of RRL (which is jointly owned by South African mining companies). Mr. D.J. Pretorius, our
Group Legal Counsel and Chief Executive Officer of DRDGOLD SA, is a director of RRL.

The gold produced by Tolukuma is sold directly to AGR Matthey under an agreement signed by us in April 2005. Proceeds for gold sold are received within two days of sale. The selling price is determined by the London Bullion Market Association spot price and we are paid in Dollars. We do not have an interest in AGR Matthey.

The gold produced by Porgera is sold directly to Australia and New Zealand Investment Bank, or ANZ Investment Bank.
Proceeds for gold sold are received within two days from the swap confirmation report released by the refiners, AGR Matthey. The selling price is determined by the spot price at the time of sale and we are paid in Dollars.

The gold produced by Vatukoula in Fiji is sold directly to AGR Matthey. Proceeds for gold sold are received within 6 days of sale. The selling price is determined by Reuters quoted “London Spot Bid Price” which means the London bid price as published by
Reuters for two day settlement and we are paid in Dollars.

The contractual agreements in place with our refineries are of utmost importance to us because in order to sell gold, it needs to be approximately 100% refined and none of our locations are able to refine gold to this saleable level.

Ore Reserves
The tables below set out the Proven and Probable Ore Reserves that are the Group’s Ore Reserves as of June 30, 2006 and
2005, in both imperial and metric units. Our Ore Reserves are comprised of our attributable Ore Reserves of our subsidiaries, as well as our 16% attributable share of the Ore Reserves of the Porgera Joint Venture. Our attributable 16% share of the Ore Reserves of the
Porgera Joint Venture is based on the information disclosed by Placer Dome Inc. in a news release for its Fourth Quarter Results for the period ended December 31, 2005 released on February 20, 2006
2
. The Porgera Ore Reserves are estimated as at
December 31, 2005 and adjusted for depletion to June 30, 2006, using appropriate cut-off grades associated with an average long-term gold price of $400 per ounce, and on the Australian Dollar and Kina average long-term exchange rates to the US Dollar of A$1.39 =
$1.00 and K3.33 = $1.00.

Ore Reserve estimates in this Annual Report are reported in accordance with the requirements of the SEC’s Industry Guide 7.
Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life of mine plans within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See Item 4D: “Property, Plant and Equipment” for a description of the rights in relation to each mine.
1
Revenue for fiscal 2004 has been restated for the disclosure of Buffelsfontein Gold Mines Limited as a discontinued operation.
2
As of December 31, 2005, Placer Dome Inc., or Placer Dome, held a 75% interest in the Porgera Joint Venture but was in the process of being acquired by Barrick Gold Corporation. As a result, Placer Dome did not expect to have any statutory financial reporting requirements for fiscal 2005, however, their Fourth Quarter Results Release was prepared in accordance with US generally accepted accounting principles, or US GAAP.

In South Africa, we are legally required to publicly report Ore Reserves and Mineral Resources in compliance with the South
African Code for the Reporting of Mineral Resources and Ore Reserves, or SAMREC Code. The SEC’s Industry Guide 7 does not recognize Mineral Resources. Accordingly, we do not include estimates of Mineral Resources in this Annual Report.
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

The pay-limit approach is based on the minimum in-situ grade of ore blocks, for which the production costs, which includes all overhead costs, including head office charges, are equal to a three-year historical average gold price per ounce for that year. This calculation also considers the previous three years’ mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only blocks above the pay-limit grade are considered for mining. The pay-limit grade is higher than the cut-off grade, because this includes overhead costs, which indicates the break-even position of the operation, especially significant for marginal mines.

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
For fiscal 2006, in respect of our South African assets, Ore Reserves were determined assuming a gold price of R117,055 per kilogram ($582 per ounce). In respect of our Australasian assets:
•
Ore Reserves for Tolukuma were determined assuming a gold price of K1,840 per ounce ($582 per ounce);
• Ore Reserves for Vatukoula were determined assuming a gold price of A$820 per ounce ($582 per ounce); and
•
Ore Reserves in respect of our 16% attributable interest in the Porgera Joint Venture, are as determined by Placer Dome as set forth in its news release for its Fourth Quarter Results for the period ended December 31, 2005 as was released
February 20, 2006, assuming an average long-term gold price of $400 per ounce and average long-term exchange rates of
A$1.39 = $1.00 and K3.33 = $1.00.

For fiscal 2005, in respect of our South African assets, Ore Reserves were determined assuming a gold price of approximately R88,960 per kilogram. The assumed Dollar gold price was approximately $381 per ounce. In respect of our
Australasian assets, Ore Reserves for Tolukuma were determined assuming a gold price of $381 per ounce at an exchange rate of
K3.44 = $1.00. Ore Reserves in respect of our 20% attributable interest in the Porgera Joint Venture, were as determined by Placer
Dome and set forth in its annual report for the fiscal year ended December 31, 2004, and filed with the SEC on Form 40-F on March
3, 2005, assuming a gold price of $350 per ounce and exchange rates of A$1.54 = $1.00 and K3.33 = $1.00.
In fiscal 2006, our attributable Ore Reserves increased by 57.1% from 5.6 million ounces at June 30, 2005
1
to 8.8 million ounces
at June 30, 2006, primarily as a consequence of the consolidation of ERPM and Crown as of December 1, 2005 in DRDGOLD.
Based on the revised Ore Reserves set forth below, the revised life of mine for each of our operations at June 30, 2006 were as follows:

Underground
Surface
Mine
2006
2005
2006
2005
South Africa
Blyvoor
1
.....................................................
20 years 17 years 6 years 7 years
Crown
1
.......................................................
N/A N/A 8 years 7 years
ERPM
1
......................................................
9 years 5 years 7 years 8 years
Australasia
Vatukoula
2
.................................................
8 years 5 years N/A N/A
Tolukuma
2
..................................................
2 years 2 years N/A 2 years
Porgera
2
......................................................
10 years 3 years 11 years 11 years

Our Ore Reserves as of June 30, 2006 and 2005 are set forth in the table below.
1
We have an 85% interest in DRDGOLD SA which in turn has a 100% interest in Blyvoor, Crown and ERPM.
2
As at June 30, 2006, we had a 78.89% interest in Emperor which in turn has a 100% interest in Tolukuma and Vatukoula and a 20%
interest in the Porgera Joint Venture.

Ore Reserves: Imperial
At June 30, 2006
At June 30, 2005
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
(mill)
(oz/ton)
('000 ozs)
(mill)   (oz/ton)       ('000 ozs)    (mill)     (oz/ton)     ('000 ozs.)
(mill)
(oz/ton)      ('000 ozs)
South African Operations:
Blyvoor
1
Underground ........................................................ 20.08 0.19 3,716 7.61 0.16 1,210 12.32 0.22 2,713 4.57 0.18 825
Surface ................................................................ 19.22 0.02 329 - - - 26.21 0.02 460 - - -
Total Blyvoor......................................................
39.30
0.10
4,045
7.61
0.16
1,210
38.53
0.08
3,173
4.57
0.18
825
ERPM
1
Underground ........................................................ 1.25 0.24 305 1.92 0.22 417
Surface ................................................................ 15.07 0.02 281 - - -
Total ERPM........................................................
16.32
0.04
586
1.92
0.22
417
Crown
1
Surface ................................................................ 17.99 0.02 274 9.48 0.02 150
Total Crown........................................................
17.99
0.02
274
9.48
0.02
150
Australasian Operations:
Porgera
2
Underground ........................................................
0.54
0.21
111
1.06
0.25
267
0.41
0.22
89
1.14
0.24
273
Surface ................................................................       8.47
0.09 730 1.89 0.09 170 9.76 0.09 891 0.91 0.11 98
Total Porgera......................................................
9.01
0.09
841
2.95
0.15
437
10.17
0.10
980
2.05
0.18
371
Tolukuma
3
Underground ....................................................... 0.18 0.55 97 0.23 0.42 98
0.18
0.52
91
0.26
0.40
105
Surface ................................................................ - - - - - - - 0.71 5 0.02 0.65 17
Total Tolukuma..................................................
0.18
0.55
97
0.23
0.42
98
0.18
0.52
96
0.28
0.18
122
Vatukoula
3
Underground ........................................................ 1.07 0.36 383 0.97 0.30 295
Total Vatukoula .................................................    1.07
0.36
383
0.97
0.30
295
Total Group
Underground ........................................................ 23.12 0.20 4,612 11.7 0.19 2,287 12.91 0.22 2,893 5.97 0.20 1,203
Surface ................................................................ 60.75 0.03 1,613 11.3 0.03 321 35.97 0.04 1,356 0.93 0.12 115
Total
4
................................................................
83.87
0.07
6,225
23.1

0.11
2,608
48.88
0.09
4,249
6.90
0.19
1,318
1
Total Proven and Probable Ore reserves for fiscal 2006 reflect our attributable 85% interest in Blyvoor, ERPM and Crown.
2
Total Proven and Probable Ore reserves for fiscal 2006 reflect our 16% attributable interest in the Porgera Joint Venture. This is based on the information disclosed by Placer
Dome in its news release for the period ended December 31, 2005, as released on February 20, 2006 in accordance with US GAAP. At December 31, 2005, Placer Dome held a
75% stake in the Porgera Joint Venture, acquired subsequently by Barrick.
3
Total Proven and Probable Ore reserves for fiscal 2006 reflect our attributable 79% interest in Tolukuma and Vatukoula.
4
The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

Ore Reserves: Metric
At June 30, 2006
At June 30, 2005
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content Tonnes
Grade
Gold
Content
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
South African Operations:
Blyvoor
1
Underground....................................................         18.22
6.34 115,586 6.91 5.45 37.626 11.175 7.55 84.396 4.144 6.19 25.645
Surface.............................................................         17.44
0.59 10,236 - - - 23.777 0.60 14.304 - - -
Total Blyvoor .................................................        35.66
3.53
125.822
6.91
5.45
37.626      34.952
2.82
98.700 4.144 6.19 25.645
ERPM
1
Underground....................................................          1.14
8.35 9.48 1.74 7.45 12.962
Surface .............................................................
13.67 0.64 8.72 - - -
Total ERPM ...................................................        14.81
1.23
18.20
1.74
7.45
12.962
Crown
1
Surface ............................................................. 16.33 0.52 8.51 8.60 0.54 4.683
Total Crown....................................................
16.33
0.52
8.51
8.60
0.54
4.683
Australasian Operations:
Porgera
2
Underground....................................................         0.48
7.11 3.46 0.96 8.61 8.294 0.371 7.43 2.756 1.034 8.21 8.491
Surface ............................................................          7.68
2.95 22.70 1.72 3.07 5.275 8.853 3.13 27.724 0.822 3.70 3.042
Total Porgera.................................................
8.16 3.20 26.16 2.68 5.06 13.569 9.224 3.30 30.480 1.856 6.21 11.533
Tolukuma
7
Underground....................................................          0.16
18.98 3.02 0.21 14.42 3.043 0.160 17.60 2.823 0.237 13.79 3.269
Surface............................................................. - - - - - - 0.006 23.58 0.157 0.024 22.36 0.540
Total Tolukuma .............................................         0.16
18.98
3.02
0.21
14.42
3.043
0.166 17.84 2.980 0.261 14.58 3.810
Vatukoula
7
Underground....................................................           0.97
12.33
11.93
0.88
10.45
9.177
Total Vatukoula.............................................           0.97
12.33
11.93
0.88
10.45
9.177
Total Group
Underground....................................................         20.97
6.84 143.472 10.70 6.65
71.102     11.706
7.69 89.975 5.415 6.91 34.405
Surface.............................................................         55.12
0.91 50.164 10.32 0.97
9.958     32.636
1.29 42.185 0.846 4.23 3.582
Total8 ..............................................................         76.09
2.54
193.636
21.02
3.86
81.060     44.342
2.98     132.160
6.261
6.55
40.987
1
Total Proven and Probable Ore reserves for fiscal 2006 reflect our attributable 85% interest in Blyvoor, ERPM and Crown.
2
Total Proven and Probable Ore reserves for fiscal 2006 reflect our 16% attributable interest in the Porgera Joint Venture. This is based on the information disclosed by Placer
Dome in its news release for the period ended December 31, 2005, as released on February 20, 2006 in accordance with US GAAP. At December 31, 2005, Placer Dome held a
75% stake in the Porgera Joint Venture, acquired subsequently by Barrick.
7
Total Proven and Probable Ore reserves for fiscal 2006 reflect our attributable 79% interest in Tolukuma and Vatukoula.
8
The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

The measurement and classification of our proven and probable ore reserves are sensitive to the fluctuation of the gold price. If we look at gold prices different from the gold price of R117,055 per kilogram ($582 per ounce) used to estimate our attributable Ore
Reserves of 8.8 million ounces of gold as of June 30, 2006 per the above Imperial schedule, we would have significantly different reserves. Using the same methodology and assumptions as were used to estimate our Ore Reserves as of June 30, 2006 but with different gold prices that are 10% above and below the R117,055 per kilogram ($582 per ounce) gold price used to estimate our attributable gold reserves per our above schedules, our attributable gold reserves would be as follows:

Rand gold price per kilogram
R93,800
1
R105,300
R117,055
R128,700
Dollar gold price per ounce
$453
1
$524
$582
$640
Attributable Ore Reserves (million ounces).................................. 7.5 8.2 8.8 9.5

The approximate mining recovery factors for the 2006 Ore Reserves shown in the above table are as follows:
Underground
Surface
Mine
Dilution
(Sundries,
Shortfall and
Development)
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Blyvoor.............................
27.0 84.4 95.8 100.0 48.0
Crown...............................     Not applicable
Not applicable Not applicable 100.0 64.5
ERPM...............................
21.0 87.0 94.0 100.0 66.0
Tolukuma ......................... 29.5 79.7 91.0 95.0 91.0
Vatukoula ......................... 15.0 71.4 87.0 Not applicable Not applicable
Porgera ..............................      Not available
100.0 86.7 100.0 84.0

The approximate mining recovery factors for the 2005 Ore Reserves shown in the above table are as follows:
Underground
Surface
Mine
Dilution
(Sundries,
Shortfall and
Development)
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Blyvoor................................
30.0 85.2 95.8 100.0 45.0
Tolukuma ............................ 29.5 79.7 91.0 95.0 91.0
Porgera ................................     Not available
100.0 86.7 100.0 84.0

The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2006, for each category of Ore
Reserves at our mines:
Mine
Proven
Reserves
Probable
Reserves
South Africa
Blyvoor ................................................................................................................... 16 ft. by 24 ft. Nil
Crown ..................................................................................................................... 328 ft. by 328 ft. 328 ft. by 328 ft.
ERPM ..................................................................................................................... 16 ft. by 19 ft. Nil
Australasia
Tolukuma................................................................................................................ 3 ft. by 39 ft. 33 ft. by 98 ft.
Vatukoula................................................................................................................ 7 ft. by 656 ft 7 ft. by 656 ft.
Porgera.................................................................................................................... 49 ft. by 49 ft. 98 ft. by 98 ft.

We apply the pay-limit approach to the mineralized material database of our various shafts or business units in order to determine the tonnage and grade available for mining.
1
We calculated the three-year historical average gold price to be approximately R93,800 per kilogram ($453 per ounce).

Governmental regulations and their effects on our business

South Africa

Common Law Mineral Rights and Statutory Mining Rights

Prior to the introduction of the MPRD Act in 2002, private ownership in mineral rights and statutory mining rights in South
Africa could be acquired through the common law or by statute. Under the old regime, the term freehold title refers to a right of ownership of land and the surface thereof and the term “mining title” refers to a right of ownership of the minerals below the surface or the right to mine such minerals. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South
African government under the provisions of the MPRD Act, and old order proprietary rights, need to be converted to new order rights of use within certain prescribed periods, as dealt with in more detail below.

Old Order Rights - Mining Authorizations

Mining authorizations issued under the previous regime remain valid until May 1, 2009. No person or mining entity may prospect or mine for minerals without being granted a prospecting or mining authorization. Prior to granting a prospecting or mining authorization, two requirements had to be fulfilled. First, the mining entity must either be the registered holder of the mineral rights or have obtained the written consent of the registered holder of the mineral rights to mine the minerals concerned for its own account.
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

In respect of used old order mining rights, the DME is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment and the social and labor plan. These applications need to be submitted within five years after the promulgation of the MPRD Act on
May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations.
Where we hold unused old order rights however, the application for conversion to mining or prospecting rights had to be submitted within one year from May 1, 2004. The requirements for unused old order rights are more stringent than for used old order rights, particularly insofar as the percentage of ownership from historically disadvantaged groups is concerned. Under the MRPD Act, mining rights are not perpetual, but endure for a maximum of thirty years, after which they may be renewed for a further thirty years. Prospecting rights are limited to five years, with one renewal of three years. Applications for conversion are in the process of being prepared and we plan to submit them during the fiscal year 2007.

If any of our applications for conversion are refused, a claim for compensation, based on expropriation may be lodged against the State. The DME may attach specific conditions and limitations to the exercise of new order rights. It may, for example, reduce the area over which the new order right applies, if it is of the view that the prospecting or mining works programs submitted by an applicant do not justify the extent of the area covered by the old order right. They may also be suspended or cancelled by the Minister of Minerals and Energy in the event of a breach or, in the case of mining rights, of non-optimal mining in accordance with the mining works program.

The South African government has declared its intention to revisit the taxation regime of South African gold mining companies.
The South African gold mining industry is taxed under the gold tax formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of mine. This results in an additional tax benefit, not afforded to other commercial companies. In addition, the South African Government has indicated that it is looking at a revenue based royalty for mining companies, as outlined in the draft Royalty Bill, which was released in March 2003 for comment. The draft Royalty Bill proposed a three percent royalty on gross revenue for gold mining companies. In conjunction with the South African Mining Development Association we have made submissions to the government outlining our concerns about a revenue based royalty and recommended a profit based royalty be introduced instead. In his budget speech in February 2004, the South African Finance Minister acknowledged that the draft Royalty Bill may need some refinement, but also stated that government’s preference is for a revenue based royalty, with introduction of the revenue based royalty as of 2009. After extensive consultations, the Royalty Bill was revised to reflect a significant reduction of royalty rates compared to the proposals in the first draft but still proposes a revenue based royalty payment system. In October 2006, the second draft of the Royalty Bill was approved and is open for comment until January 31, 2007. The introduction of the proposed royalty would have an adverse effect on the profitability of our South African Operations. We are currently evaluating the impact of the proposed royalty.

In order to promote broader based participation in mining revenue, the MPRD Act provides for a Mining Charter to be developed by the Minister within six months of commencement of the MPRD Act, beginning May 1, 2004. The Mining Charter came into effect in August 2004. In its current format its objectives include:
•
increased direct and indirect ownership of mining entities;
• expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
•
expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities; and
•
promotion of beneficiation.

The Mining Charter sets certain numerical and timeframe goals on equity participation by historically disadvantaged South
Africans of South African mining assets. It recommends that these are achieved by, among other methods, disposal of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining
Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years from May 1, 2004.
Compliance with these objectives is measured on the weighted average “scorecard” approach in accordance with a scorecard which was first published by the government in February 2003.

We have demonstrated our commitment to compliance with the MPRD Act by extending our existing black economic empowerment structure with Khumo Gold. The new structure resulted in Khumo Gold acquiring, as a first step, a 15% interest in a newly created vehicle, DRDGOLD SA, which holds 100% of ERPM, Crown and Blyvoor. (See Item 4A.: “History and Development of the
Company”). However, at this point we are unable to set out a definitive timeline of when we will comply with our objectives before the expiration of the 10 year time limit. We are also unable to identify any permits, rights or investments which we may lose as a result of any non-compliance. The provisions of the Mining Charter apply to each mining company individually. Accordingly, it is not possible for us to meet our obligations by disposing of our less profitable operations which would undermine the objectives of the Mining Charter. As transactions, to comply with the Mining Charter, are to be at fair market value, we do not anticipate incurring any loss in fulfilling our obligations provided that we are able to identify suitable partners that are able to obtain adequate funding.

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
In fiscal 2006, we contributed approximately $0.7 million under the COID Act to a multi-employer industry fund administered by Rand
Mutual Assurance Limited.

Under the Occupational Diseases in Mines and Works Act, 1973 (as amended), or the Occupational Diseases Act, the multi-
employer fund pays compensation to employees of mines performing “risk work,” usually in circumstances where the employee is exposed to dust, gases, vapors, chemical substances or other working conditions which are potentially harmful, or if the employee contracts a “compensatable disease,” which includes pneumoconiosis, tuberculosis, or a permanent obstruction of the airways. No employee is entitled to benefits under the Occupational Diseases Act for any disease for which compensation has been received or is still to be received under the COID Act. Currently the Group is compliant with these payment requirements, which are based on a combination of the employee costs and claims made during the fiscal year.

Uranium and radon are often encountered during the ordinary course of gold mining operations in South Africa, and present potential risks for radiation exposure of workers at those operations and the public to radiation in the nearby vicinity. We monitor our uranium and radon emissions and believe that we are currently in compliance with all local laws and regulations pertaining to uranium and radon management and that we are within the current legislative exposure limits prescribed for workers and the public, under the
Nuclear Energy Act, 1999 (as amended) and Regulations from the National Nuclear Regulator.

Environmental Regulation in South Africa
Managing the impact of mining on the environment is extensively regulated by statute in South Africa. Recent statutory enactments set compliance standards both generally, in the case of the National Environmental Management Act, and in respect of specific areas of environment impact, as in the case of the Air Quality Act 2004, the National Water Act (managing effluent), and the
Nuclear Regulator Act 1999. Liability for environmental damage is also extended beyond the corporate veil to impose personal liability on managers and directors of mining corporations that are found to have violated applicable laws.
Managing the impact on the environment by mining operations is extensively provided for in the MPRD Act. The MPRD Act has onerous provisions for personal liability of directors of companies whose mining operations have an unacceptable impact on the environment.
Under the MPRD Act, new order mining rights are not issued unless a complete environmental impact assessment is conducted and all potentially affected parties have been given an opportunity to comment on the proposed mining. Mining companies are also required to demonstrate both the technical and financial ability to sustain an ongoing environmental management program, and achieve ultimate rehabilitation, the particulars of which are to be incorporated in an EMP. This program is required to be submitted and approved by the DME as a prerequisite for the issue of a new order mining right. Various funding mechanisms are in place, including trust funds and concurrent rehabilitation budgets, to fund the rehabilitation liability.
The MPRD Act imposes specific, ongoing environmental monitoring and financial reporting obligations on the holders of mining rights.

Because of the diverse nature of our operations, ranging from underground mining to surface reclamation activities, environmental risks vary from site to site. These risks have been addressed in EMPs which have been submitted to the DME for approval.
In November 2006, amended EMPs to conform to the required format of the MPRD Act were submitted for all operations in South Africa for approval. Additionally, the key environmental issues have been prioritized and are being addressed through active management input and support as well as progress measured in terms of activity schedules and timescales determined for each activity. Two environmental compliance assessments have been conducted at Blyvoor and Crown, which both show that these mines are in substantial compliance with the conditions of their EMPs.

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
•
Mining Safety Act and Regulations; and
•
Papua New Guinea Environmental Act 2000 and Regulations 2000, or the Environmental Act and Regulations.

Current mining activities at Tolukuma are covered by a mining lease (ML104), granted under the Mining Act. The initial term of this lease was for a period of 8 years, which was renewed for a further 10 years, expiring in 2012. The mining lease may be renewed for further periods not exceeding 10 years in accordance with applicable laws. Current exploration activities are covered by a number of exploration licenses. These licenses have been granted for a term not to exceed two years but can be renewed for further two-year periods.
In total, there are 11 exploration licenses or applications covering Tolukuma.

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

Tolukuma and Porgera are operated subject to the requirements of the Mining Act and Regulations and the Mining Safety Act
and Regulations as applied by the Papua New Guinea Government. We believe all requisite licenses and permits are in good standing.

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

Environmental Regulations in Papua New Guinea

Tolukuma and Porgera are subject to the Environmental Act and Regulations which came into effect on January 1, 2004. The
Environmental Act and Regulations provide for objective criteria for regulating the impact of activities on the environment, as well as the regulation of air and water pollution. Both Tolukuma and Porgera have a number of licenses and permits with which those respective operations are required to comply.

The activities at Tolukuma and Porgera are categorized under the Environmental Act and Regulations as Level 3 activities because of the size and complexity of their processes. Level 3 activities are subject to more rigorous regulation as they are regarded as being more likely to create an adverse impact on the environment. Pursuant to the grandfathering provisions of the Environmental Act and Regulations, both Tolukuma and Porgera are able to continue to operate under their existing environmental plans and permits.

An environmental plan for the mining related activity at Tolukuma was submitted to the Directorate Environment and
Conservation, or DEC, in Papua New Guinea, in November 1993 and was approved, subject to certain conditions, on May 24, 1994. The three principal conditions were:
•
submission of an environmental management and monitoring program;
•
rehabilitation on a progressive basis throughout the life of mine;
•
progress reports every six months; and
• develop a final site rehabilitation plan and submit the plan four years from the date of final plant commissioning.

Tolukuma submitted their environmental management and monitoring program in July 1994 and has adhered to its requirements.

Similarly an environmental plan for mining related activity at Porgera was submitted in 1989 and was approved by the DEC.

A detailed review of the environmental issues and concerns for Tolukuma and Porgera are provided under Item 4D.: “Property,
Plant and Equipment – Description of Significant Subsidiaries, Properties and Mining Operations” under “Environmental and Closure
Aspects.”

Fiji
Environmental Regulation in Fiji
Managing the impact of mining on the environment is regulated by various statutes in Fiji, dealing with various mining and mining-related activities and the effect that they may have upon the environment.
The Fijian Mining Act of 1978, or the Fijian Mining Act, regulates mining activities generally within Fiji and provides inter alia:
•
the Director of Mines grants mining permits and leases under the Fijian Mining Act and has the power to attach conditions to those permits or leases. In addition, the Director of Mines has power to cancel a lease or permit where the holder of that lease or permit has failed to comply with certain requirements of the Fijian Mining Act;
•
the Fijian Mining Act places an obligation on the owners of mining leases in Fiji to take all necessary actions to restore land once mining operations cease. There is also a requirement to pay compensation to land owners for any damage to the surface of land caused by the mining operations; and
•
pollution of a watercourse is an offense, although permits can be obtained to authorize the deposit of sludge and tailings. The
Fijian Mining Act further requires all areas of subsidence to be clearly marked and fenced off with warning signs posted.
•
The Fijian Mining Act also contains provisions regulating the storage and protection of chemicals and poisons and accompanying washes and antidotes, dust abatement requirements and the construction of dams.
The general penalty under the Fijian Mining Act, where the section does not impose a specific penalty, is a fine of F$200 or six months imprisonment or both.
In addition to the Fijian Mining Act, the Rivers and Streams Act create temporary and special water rights. The Water Supply
Act imposes a penalty of F$100 for polluting a water supply.
Health and safety legislation also imposes upon employers a duty to take all practicable measures to minimize the risk of explosions and to render safe hazardous conditions and materials.
As mining and environmental protection legislation in Fiji is still in the early stages of development, penalties for breaching the existing mining and environmental protection legislation are relatively small compared to international standards. However, in
September 2006, the Fijian government announced that it would soon enact the Environment Management Bill, or the Bill, first introduced on July 28, 2004. When passed, the Bill will introduce a number of environmental protection measures, many of which will impact the mining industry. The Bill contains provisions imposing liability upon directors for offenses committed by a company.

Financial Provision for Rehabilitation

We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. In South Africa we have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High Court of
South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities and equity-limited unit trusts. As of
June 30, 2006, we held a total of $8.3 million in trust, the balance held in each fund being $1.8 million (2005: $1.8 million) for West
Wits, $2.8 million (2005: $2.5 million) for Blyvoor, $2.1 million (2005: $2.1 million) for Durban Deep, $0.9 million (2005: $0.9 million)
for Crown and $0.7 million (2005: $0.2 million) for ERPM. Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.

The financial provisions for West Wits and Durban Deep have been consolidated into a single fund. We address shortfalls in the funds by accruing trust investment income for the benefit of the funds and by replenishing it with the proceeds from the sale of redundant mining equipment at the end of the life of the mine. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

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

The aggregate group rehabilitation, reclamation and closure cost provision was calculated at June 30, 2006 at $46.8 million, increased substantially from $22.6 million on June 30, 2005. The increase is attributable to the inclusion of the financial rehabilitation provision for Crown, ERPM and Vatukoula.
4C. ORGANIZATIONAL STRUCTURE

The following chart shows our principal subsidiaries and joint venture as of June 30, 2006. All of our subsidiaries are incorporated in South Africa unless otherwise indicated. We hold the majority of the investments directly or indirectly as indicated below.
Refer to Exhibit 8.1 for a list of our directly held subsidiaries.
South African Operations
100%
85%
100%
100%
100%
100%
100%
100%
Australasian Operations
79%
100%
100%
20%
100%
1
All shafts at Durban Deep have been closed.
2
West Wits will be used going forward to extract and dispose of underground water.
DRDGOLD Limited
West Witswatersrand Gold
Holdings Limited
Durban Deep
1
Crown Consolidated Gold
Recoveries Limited
Crown Gold Recoveried (Pty)
Limited
East Rand Proprietary Mines
Limited
Blyvooruitzicht Gold Mining
Company Limited
West Witwatersrand Gold
Mines Limited
2
DRDGOLD South African
Operations (Pty) Ltd
Emperor Mines Limited
(Australia)
Tolukuma Gold Mines Ltd
(Papua New Guinea)
Vatukoula Mine (Fiji)
DRD (Porgera) Limited (Papua
New Guinea)
Porgera Joint Venture (Papua
New Guinea)

4D. PROPERTY, PLANT AND EQUIPMENT

The following maps set out the location of our mines in South Africa, Papua New Guinea and Fiji.

DRDGOLD’s South African Operations

DRDGOLD’s Australasian Operations

Description of Significant Subsidiaries, Properties and Mining Operations

South Africa

Witwatersrand Basin Geology

Blyvoor is predominantly an underground operating mine located within a geographical region known as the Witwatersrand
Basin, exploiting gold bearing reefs in addition to certain surface sources. Crown and ERPM are also located within the Witwatersrand
Basin. Crown exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. ERPM is predominantly an underground mining operation with a surface operation for the processing of sand from the Cason Dump. Our underground operations are typical of the many gold mining operations in the area which together have produced approximately
1.5 billion ounces of gold over a period of more than 100 years.

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

Blyvoor

Overview

We own 85% of the Blyvooruitzicht Gold Mining Company Limited, (through our 85% holding in DRDGOLD SA), which in turn owns 100% of the Doornfontein Gold Mining Company Limited. The consolidated mining operation, referred to as Blyvoor, consists of the adjacent mines of Blyvooruitzicht and Doornfontein which are located within the Far West Rand Goldfields on the northwestern edge of the Witwatersrand Basin. Blyvoor was the first mine in the “West Wits” line. Together, these two operations have produced over
35 million ounces of gold since inception. The net book value of the mining assets at Blyvoor is $48.0 million at June 30, 2006, with
5.3 million ounces of Ore Reserves.

On June 28, 2004, we entered into a 60-day review period on Blyvoor designed to restore the operations to profitability. The 60-
day review was extended to September 13, 2004. By October 5, 2004, 1,619 employees had been retrenched at a cost of $3.1 million, with possible future restructuring initiatives depending on the economic circumstances. In terms of the agreement, organized labor recorded its commitment to certain production targets, and undertook not to disrupt production for at least six months for reasons related to restructuring of the operations. As of June 30, 2006, the mine has 4,520 employees, including contractors.
In August 2005, the our board of directors approved a project to re-establish mining operations from the No. 2 Sub-Shaft in three phases at a total capital cost of $12.5 million (R80.5 million). In total, the No. 2 Sub-Shaft Project, is expected to yield some
770,491 ounces of gold from 2.4 million tons of ore with an average delivered grade of 8.18 g/t, over a 20 year period. This project has been re-designed in two phases now called the Way-Ahead Project, or WAP. Phase 1 of the No. 2 Sub-Shaft Project - involving the re-
establishment of access to No. 2 Shaft from No. 5 Shaft and development and stoping of mining areas en route – was completed in the first half of fiscal 2006. Phase 2 – involving the re-equipping of the sub-shaft has been reviewed. As a consequence of this review, it has been decided, instead, to access the orebody between 27 and 35 levels from No. 5 Shaft. This approach is expected to lower the capital cost of the project to $6.2 million (R40.0 million). Phase 2 is scheduled for completion in two years.

In August 2005, the Board also approved a $0.4 million (R2.3 million) expansion of the Slimes Dam Project which was completed by the end of December 2005. This expansion involves the installation of an additional pump and wider gauge pipes in order to ease congestion and further improve plant efficiency, together with the implementation of a number of in-plant process upgrades to ease maintenance demands. A 24% increase in volume, a 12% increase in gold production, and a slight reduction in operating costs are expected. The capital cost of the expansion was minimized by acquiring pipes, pumps and valves second-hand from AngloGold Ashanti’s
Ergo surface reclamation operation which closed in 2005.

Property

Blyvoor is located on the West Wits line within the Far West Rand Goldfields on the northwestern rim of the Witwatersrand
Basin, near the town of Carletonville, Gauteng Province, about 50.0 miles (80.5 kilometers) south-west of Johannesburg and is reached via the R528 road to Carletonville on the N12 Johannesburg-Potchefstroom-Kimberly highway.

The climate of the Highveld area (at an elevation of 5,249 feet (1,600 meters) above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees Fahrenheit (-
5 degrees Celsius) in June and July to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and January.

The operating facilities are all situated on property belonging to Blyvoor, and include the shaft complexes, administrative offices for the managerial, administrative, financial and technical disciplines, extensive workshops and consumable stores, the metallurgical plants, tailings dams and waste rock dumps. Blyvoor also houses the majority of its employees in Blyvoor-owned houses on the property and in the town of Carletonville. The normal support structures, including training, security, sport and recreational facilities, schools and churches are situated on the property. Blyvoor has mining title to 16,242 acres (6,573 hectares) and owns 5,138 acres (2,079 hectares) of freehold property.

Blyvoor consists of one mining license, ML46/99, in respect of statutory mining rights and mineral rights held by Blyvoor. We are in the process of converting these old order property rights to new order rights under the MPRD Act.

History

1937
Blyvooruitzicht Gold Mining Company Limited was incorporated and registered as a public company in South Africa on
June 10, 1937.
1942
Gold production commenced.
1995
Blyvoor acquired the Doornfontein Gold Mining Company Limited in November 1995.
1996
Blyvoor acquired the mineral rights representing the Western Deep Levels tribute area.
1997
We acquired the entire share capital of Blyvoor on September 15, 1997.
2001
Implementation of the Blyvoor expansion project.
2003
Commissioning of No. 4 and 5 Slimes Dam retreatment facility at a cost of $6.5 million.
2004
On June 28, 2004, we entered into a 60-day review period on Blyvoor. The 60-day review was extended to September 13,
2004. By October 5, 2004 1,619 employees had been retrenched at a cost of approximately $3.1 million.
2005
In August 2005, our Board of Directors approved No. 2 Sub-Shaft Project (now called the WAP project) and the Slimes Dam
Project to establish mining operations from the No. 2 Shaft and expansion to further improve plant efficiency, respectively.
On July 6, 2005 we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15%
stake in our South African Operations.
On October 27, 2005, our Board of Directors approved the transaction with Khumo Gold. The new structure resulted in
Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which includes ERPM, Crown and
Blyvoor. We own an 85% interest in DRDGOLD SA.
2006
On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in DRDGOLD
SA.

Geology and Mineralization

Blyvoor exploits the two gold-bearing pebble horizons in the Central Rand Goldfields, the Carbon Leader, which is one of the principal ore bodies in the goldfield, and the Middelvlei Reef horizons which occur in discrete channels over parts of the lease area approximately 246 feet (75 meters) vertically above the Carbon Leader Reef horizon. The Carbon Leader Reef is the principal economic horizon across the lease area and is a planar single sheet conglomerate. The Carbon Leader Reef typically comprises basal carbon seam, overlain by a thin, small pebble conglomerate, enriched in carbon in the lower portion. The grade of the Carbon Leader Reef is more variable than the Middelvlei Reef. The Middelvlei Reef consists of a variable number of polymictic quartz conglomerate bands, interbedded with coarse grain quartzite. The grade of the Middelvlei Reef is more erratic, with distinctive payshoots forming as southward-orientated linear zones.

Blyvoor was established in 1937 to exploit the rich Carbon Leader Reef but by the late 1980s had reached a position where continued existence of mining operations was dependent upon the mining of scattered Carbon Leader Reef remnants and limited sections of the lower grade Middelvlei Reef.

Mining and Processing

Access from the surface to the current underground workings of the mines is through a system of vertical and incline shafts situated at the Blyvoor and Doornfontein mines. Doornfontein was previously a separate mine adjacent to the Blyvoor mine but has since been merged to form Blyvoor. The shaft system consists of four vertical shafts from the surface, thirteen sub-incline shafts and two sub-
vertical shafts underground. Of these thirteen sub-incline shafts, only nine are in operation and are used for the conveyance of personnel, pumping and hoisting of mined ore and waste.

Two levels have been holed between the previous Doornfontein mine and workings within the Blyvoor lease extension
(purchased in 1996 from Western Deep Levels Limited) to allow ore from the bottom of the Blyvoor workings to be trammed across and hoisted up via the Blyvoor No. 5 Shaft, from where it is trucked to the gold plant. The average mining depth at Blyvoor is 10,541 feet
(3,213 meters), 5,292 feet (1,613 meters) below mean sea level.

Mining of the reef takes place in stope panels. Holes are drilled into the solid rock and are charged with explosives and blasted.
The loosened rock is removed from the stope panels and is conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and transported to the metallurgical plant for gold extraction.

Metallurgical processing facilities at Blyvoor are comprised of a single metallurgical plant. The process route is based on a conventional flowsheet comprising multi-stage crushing, open circuit primary and closed circuit secondary milling with hydrocyclones, thickening and cyanide leaching in a Carbon-in-Pulp, or CIP, carousel arrangement. The gold is recovered through electrowinning followed by smelting to doré. The circuit was recently modified by the closure of the filtration system and the commissioning of a modern carbon Kemix pumpcell plant.
In April 2001, we launched the Blyvoor expansion project. The project, valued at R65.0 million ($10.4 million), was funded from the IDC loan granted to Blyvoor, for this purpose. This project was to facilitate the commissioning of additional infrastructure and the opening up of additional mining areas to further enable the effective mining of reserves at Blyvoor.
In fiscal 2003, Blyvoor processed an average of approximately 70,000 tpm of ore from the underground section and 135,000 tpm from surface rock dumps. With the depletion of the surface rock dumps, only remnant amounts are available for processing.
Processing of material from the No. 4 and 5 slimes dam project, which was commissioned in December 2003, is building up to the planned processing capacity of 240,000 tpm and will replace the processing of the surface rock dump material which has been depleted.
Initial processing of material took place from the No. 4 Slimes Dam and the recovery grades were below expectation. From August 2004, the processing of material from the No. 5 Slimes Dam commenced and the recovery grade improved. With the conclusion of the 60-day review entered into on June 28, 2004, certain shafts were placed on a “care and maintenance” program, resulting in a decrease to a total of seven vertical and decline shafts.

In fiscal 2005, mining of the lower grade Main Reef at No. 6 Shaft was cut by 50% in favor of increased mining of the higher grade Carbon Leader Reef at No. 5 Shaft. Accelerated development, however, has ensured that the mine is well positioned to restore Main
Reef mining to appropriate levels at No. 5 and No. 6 Shafts in response to gold price fluctuations.

In fiscal 2006, increasing levels of seismicity were experienced in the high-grade No. 5 Shaft area in the first half of the year.
Consequently concerns for employee safety prompted the development of a volume-driven mine plan involving less mining from the affected high-grade No. 5 Shaft and more from the lower-grade No. 6 Shaft areas. By the end of fiscal 2006, implementation of the new plan was under way with ore milled of 70,000 tons per month targeted. Earlier than expected interceptions of the Alpha Dyke in the high-
grade No. 5 Shaft area during the third quarter of fiscal 2006, had a negative impact on production. Drilling to determine the extent of the dyke was under way at year end and early indications were that it is at least 98 feet (30 meters) thick.
Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in
Africa. In South Africa, Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to
Blyvoor is provided from the West Wits substation outside Carletonville at 44,000 volts. Further substations, located on mine site, transform the power to 6,600 volts or 22,000 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption is about 432 GWHr and the maximum demand is about 66 MW.

Several major capital expansion projects were conducted over the period fiscal 2004 to fiscal 2006, including processing and extension of Slimes Dams No. 4, 5 and 6 ($7.6 million), underground expansion projects ($1.5 million) and a water project ($0.4 million).
In fiscal 2006, approximately $8.8 million was spent mainly on opening-up and development at Blyvoor.

Exploration and Development

At the beginning of fiscal 2003, Blyvoor began a feasibility study looking at the opportunity to re-mine and treat the slimes dam material from the No. 4 and 5 Slimes Dam Project. The project was commissioned during November 2003 and completed at a cost of
$6.9 million including the conversion of leaching tanks, linear screens, pipes and site construction. The No. 6 Slimes Dam has been extended to provide additional capacity for the tailings from this project at a cost of $0.7 million. The project involves the reclamation of approximately 24 million tonnes of slime material at a rate of 240,000 tpm by high water monitoring and processed through a CIP circuit.
The project has an estimated life of 8 years and an average recovery grade of 0.02 ounces per ton at a cash cost of $200 per ounce of gold produced. The project costs were funded from the R65.0 million ($10.4 million) loan facility from the IDC.

Environmental and Closure Aspects

The predominantly dolomitic geology of the area in and around Blyvoor, and the resultant occasional occurrence of sinkholes and subsidences, exposes Blyvoor to relatively unique environmental risks and costs associated with the remediation and filling of these sinkholes.

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

We have not conducted an assessment of the full scope of pollution to surface water as a result of the discharge from Blyvoor.
This is because the impact of our discharge cannot be addressed without addressing the impact from the discharge of other neighboring mining operations. The Far West Rand Technical Forum has been established to address water issues in this area. The DWAF are chairing this forum. The forum consists of government departments, NGO’s, mining companies and other interested and affected parties.
The Wonderfonteinspruit Action committee, of which Blyvoor is a member, has been established to look at the feasibility of cleaning up the spruit. This committee reports to the main forum.

Sinkholes are caused by ground water seeping into the underground dolomitic structures, which dissolve and weaken causing a collapse in the rock structure. Dolomitic rock could be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. The occurrence of sinkholes is limited to a particular area of Blyvoor, which requires an active program in water management and control. Water from leaking pipes is reported to a monitoring committee and the necessary repairs are undertaken immediately. Ground subsidence surveys are undertaken to timely identify any possible sinkholes. Sinkholes that do occur are filled to prevent further inflow of surface water and potential enlargement of the hole. Sinkholes which form outside of our property are repaired by the Far West Rand Dolomitic Water Association.

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
During 2004, Blyvoor implemented a tailings reclamation project and as a result of this new project being implemented amendments to Blyvoor's EMP have had to be made by the relevant regulator. The environmental management program identified the impacts associated with the reclamation of the dams and the extension of the No. 6 return water dam and identified remedial measures to minimize the risk. The DWAF visited the site in August 2004 and was satisfied with our environmental performance.

Blyvoor is in the process of updating its EMP to meet the new requirements of the MPRD Act. The EMP will be submitted to the DME for approval by the end of calendar 2006. Blyvoor is currently demolishing and rehabilitating redundant surface infrastructures, including the defunct Uranium plant.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Blyvoor, in current monetary terms as at June 30, 2006, is $4.8 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on our balance sheet. A total of $2.8 million has been contributed to a Rehabilitation Trust
Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the
Master of the High Court of South Africa.

Life of Mine
Based upon a gold price of approximately R117,055 per kilogram ($582 per ounce), at June 30, 2006, the Proven and Probable
Ore Reserves of Blyvoor were 5.3 million ounces. In fiscal 2005, based upon a gold price of approximately R88,960 per kilogram at
June 30, 2005, the Proven and Probable Ore Reserves of Blyvoor were 4.0 million ounces. The increase of 1.3 million ounces emphasizes the sensitivity of the operation to the gold price. A Mineral Resource competent person is appointed at each operation to review our Ore
Reserve calculations for accuracy. For Blyvoor, Mr. David Edwin James Whittaker (SACNASP) is the appointed Mineral Resource competent person.
In light of the execution of the WAP project, we are reassessing the life-of-mine to 20 years, as at June 30, 2006.
Current Production
Blyvoor produced a total of 159,693 ounces of gold in fiscal 2006, with 120,178 ounces from underground areas and
39,515 ounces from surface areas. This represents 30% of our production from continuing operations of 527,401 ounces based on our subsidiaries.
Underground gold production has decreased from 137,958 ounces in fiscal 2005 to 120,178 ounces in fiscal 2006. No shafts were closed but increasing levels of seismicity were experienced in the high-grade No. 5 Shaft area in the first half of fiscal 2006.
Consequently concerns for employee safety prompted the development of a volume-driven mine plan involving less mining from the affected high-grade No. 5 Shaft and more from the lower-grade No. 6 Shaft areas. Surface gold production increased from 23,920 ounces in fiscal 2005 to 39,515 ounces in fiscal 2006.
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
By the end of fiscal 2005, a significant turnaround had been achieved. While gold production from underground continuing operations declined by approximately 30% to 137,958 ounces year on year, productivity improved by 32% to 125 grams per total employee costed. Cash costs of $482 per ounce in fiscal 2006 increased from $456 per ounce in fiscal 2005. Total costs for fiscal 2006 of
$520 per ounce also show an increase compared to $498 per ounce in fiscal 2005.
The increase in cash costs from production and in the total costs per ounce of gold produced in fiscal 2006 is primarily attributable to operational difficulties and a decrease in the recovered grade.
The following table details the operating and production results from Blyvoor for the past three fiscal years.
Year ended June 30,
2006
2005
2004
Production
Surface Operations
  Ore mined ('000 tons) ................................................................................................................................. 4.005 3,233 2,522
  Recovered grade (oz/ton)............................................................................................................................ 0.010 0.007 0.014
  Gold produced (ounces).............................................................................................................................. 39,515 23,920 34,883
Underground Operations
  Ore mined ('000 tons) ................................................................................................................................. 742 649 916
  Recovered grade (oz/ton)............................................................................................................................ 0.162 0.213 0.216
  Gold produced (ounces).............................................................................................................................. 120,178    137,958     198,211
Total ounces produced.................................................................................................................................. 159,693    161,878    233,094
Results of Operations ($)
Revenues ('000)............................................................................................................................................ 83,635 68,370 90,066
Production cost ('000) ................................................................................................................................. 76,936 73,814 90,366
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)
1
.................................................................................................................. 482 456 388
Total cost per ounce of gold ($)
1
................................................................................................................. 520 498 427
1
Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see
Item 5A: “Operating Results.”

Crown
Overview

We own 100% of CCGR, which in turn owned 40% of Crown. CCGR was incorporated in South Africa on May 23, 1997.
Pursuant to a scheme of arrangement, we acquired 100% of CCGR on September 14, 1998. Additionally, in October 2002, we entered into an agreement with third parties to purchase the entire issued share capital and all shareholders’ claims of ERPM for a purchase price of $11.0 million. Until November 30, 2005 we accounted for our 40% interest in Crown under the equity method. On July 6,
2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South
African Operations. On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of ERPM, Crown and Blyvoor. We currently own 85% of Crown, which we consolidated as a subsidiary from December 1, 2005, through our 85%
holding in DRDGOLD SA.

On December 11, 2006, Khumo Gold exercised the option granted by us pursuant to the option agreement concluded between the parties in October 2005. Khumo Gold acquired from us a further 50,000 ordinary shares in DRDGOLD SA for $0.6 million
(R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased by 5% to 20%. In addition,
Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million (R5.1 million). After exercising the option, the trust's shareholding in
DRDGOLD SA is 6%. We will finance the transaction, on condition that the terms of the finance are determined by independent experts to be fair and reasonable to our shareholders. It is proposed that we will subscribe for preference shares in Khumo Gold and extend a loan to the trustees of the trust. For a full description of the transactions associated with our acquisition of Crown, see Item
4A: “History and Development of the Company.”

Crown has a surface retreatment operation consisting of the Crown Central, City Deep and Knights business units, collectively referred to as Crown. ERPM’s Cason Dump surface re-treatment operation is expected to continue to operate until 2013 under the management of Crown based on the current rate of production of approximately 178,000tpm. Crown undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central Johannesburg.

At June 30, 2006, Crown had 971 employees, including a small number of contractors.

Property
Crown is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations. It has mining rights to
5,787 acres (2,342 hectares) and has the right to occupy 1,490 acres (603 hectares) of freehold property. Crown is in the process of converting these old order property rights to new order rights under the MPRD Act.
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
As of June 30, 2006, the net book value of Crown’s mining assets was approximately $24.9 million.

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
1997
Randgold Exploration Limited and Continental Goldfields of Australia entered into a joint venture with the intention to establish a company that would acquire dump retreatment operations on the Witwatersrand. This resulted in the formation of CCGR, which was incorporated as a public company in South Africa in May 1997. Crown was a wholly owned subsidiary of CCGR and consists of the surface retreatment operations of Crown Central, City Deep and Knights.
1998
We purchased 100% of CCGR.
2002
KBH purchased 60% of Crown. We were appointed as joint manager of the operation with KBH.
2005
On July 6, 2005 we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a
15% stake in our South African Operations.
On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in
Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of ERPM, Crown and Blyvoor. We own an 85% interest in DRDGOLD SA.
2006
On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in DRDGOLD
SA.

Mining and Processing
Crown undertakes the re-treatment of surface sources deposited as tailings from non-operational mining sites across central
Johannesburg.
Material processed by Crown is sourced from numerous secondary surface sources namely, sand and slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period of time the material was deposited. Archive material is a secondary source of gold bearing material. This material is generally made up of old gold metallurgical plant sites as well as “river bed” material.
The three metallurgical plants, known as the Crown Mines, City Deep and Knights, have an installed capacity to treat approximately 11.0 million tons of material per year. Up to fiscal 2003, Crown also operated the West Wits gold plant for the processing of sand and slime. Crown also operates the ERPM surface operations with ore being treated at the Knights plant. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits.
Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. In South Africa, Eskom operate s a national power supply grid consisting of 24 power stations across the country. Electricity to Crown is supplied to the Crown Central and City Deep business units from separate substations referred to as Jupiter and No. 15
Shaft Crown Mines, and for the Knights by the Ekhurhuleni Town Council. Electricity is supplied directly from the national power grid to the substation and town council at 44,000 volts. Substations, located on mine sites, transform the power to 6,600 volts for direct supply to the plants. The power supply is further reduced to 525 volts for smaller devices and equipment.
For Crown Central and City Deep, the average annual power consumption is about 72 GWHr and the maximum demand is about 3.7 MW. For Knights the average annual power consumption is about 36 GWHr and the maximum demand is about 1.8 MW.
Crown operates three plants with slight variations in design in each plant, with a processing capacity of approximately
1 million tpm, yielding approximately 0.01 oz/t (0.4 g/t). The feed stock is made up of sand and slime which are reclaimed separately.
Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and CIL technology to extract the gold. As at June 30, 2006, the overall plant utilization was 95%.
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
Exploration and Development
Exploration and development activity at Crown involves the drilling of existing surface dumps and evaluating the potential gold bearing surface material owned by third parties that could be processed on a full treatment basis or purchased outright by Crown.
Environmental and Closure Aspects
Crown operates at sites located in close proximity to significant municipal infrastructure, commercial and residential development. The major environmental risks are associated with dust from various recovery sites, and effective management of relocated process material on certain tailings dams. The impact of windblown dust on the surrounding environment and community is addressed through a scientific monitoring and evaluation process, with active input from the University of Witwatersrand and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and applied specifically to each dust sample recovery monitoring site and integrated into Crown’s internal environmental assessment process. Although Crown completed a project for thickening re-processed tailings, there also remains a risk of localized sloughing which can result in that section of the tailings dam being closed temporarily, with repair work being done to the dam wall. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in Crown’s metallurgical plant. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Crown has an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to that capacity of return water dams.
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

A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place. The surface reclamation process at Crown has several environmental merits as it has removed a potential pollution source and opens up land for development. Crown has conducted its environmental management program performance assessment, which was submitted to and approved by the DME during fiscal 2005.

At Crown, the process of updating the EMP continues to include all requirements of the MPRD Act. This will be submitted to the DME for approval by the end of calendar 2006.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for
Crown, in current monetary terms as at June 30, 2006, is approximately $17.7 million. A total of $0.9 million has been contributed to the
Crown Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Life of Mine

Based upon a gold price of approximately R117,055 per kilogram ($582 per ounce), at June 30, 2006, our 85% share of the
Proven and Probable Ore Reserves of Crown was 0.4 million ounces. In fiscal 2005, based upon a gold price of approximately R88,960 per kilogram, our 40% share of Proven and Probable Ore Reserves of Crown was 0.3 million ounces. Crown’s Ore Reserves have not changed from the previous year. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Crown Surface, Mr. William John Laing (PLATO) is the appointed Mineral Resource competent person.
The current life-of-mine is estimated to be eight years.

Current Production

Our attributable share of gold production for Crown was 75,959 ounces in fiscal 2006 compared to our 40% attributable share of gold production of 45,424 ounces in fiscal 2005 and 51,982 ounces for fiscal 2004. The increase in fiscal 2006 is mainly due to the incorporation of Crown into DRDGOLD SA as a wholly owed subsidiary with effect from December 1, 2005.

The following table details our attributable share of the production results from Crown for the past three fiscal years:
Year ended June 30,
2006
2005
1
2004
1
Production
Surface operations
  Ore mined ('000 tons) .......................................................................................................................       6,795
3,915 4,421
  Recovered grade (oz/ton)..................................................................................................................        0.012
0.012 0.012
  Gold produced (ounces)....................................................................................................................      75,959 45,424 51,982
Results of Operations ($)
Revenues (‘000) ................................................................................................................................ 31,310 - -
Production cost (‘000) .......................................................................................................................      26,697
- -
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)
2
....................................................................................................... 477 - -
Total cost per ounce of gold ($)
2
......................................................................................................
533 - -

ERPM
Overview
Until November 30, 2005 we accounted for our 40% interest in ERPM under the equity method. On July 6, 2005, we signed a
Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations.
On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of ERPM, Crown and Blyvoor. We own
85% of ERPM, which is consolidated as a subsidiary from December 1, 2005, through our 85% holding in DRDGOLD SA.
On December 11, 2006, Khumo Gold exercised the option granted by us pursuant to the option agreement concluded between the parties in October 2005. Khumo Gold acquired from us a further 50,000 ordinary shares in DRDGOLD SA for $0.6 million
(R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased by 5% to 20%. In addition,
Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million (R5.1 million). After exercising the option, the trust's shareholding in
DRDGOLD SA is 6%. We will finance the transaction, on condition that the terms of the finance are determined by independent experts to be fair and reasonable to our shareholders. It is proposed that we will subscribe for preference shares in Khumo Gold and extend a loan to the trustees of the trust.
ERPM consists of an underground section and the Cason Dump surface retreatment operation. The underground mining operation at ERPM implemented a controlled closure program and was scheduled to close in March 2005. Following the retrenchment of
806 employees in August 2004 at a cost of $0.6 million (R3.7 million), the mine has achieved a reduction in costs coupled with improved productivity. As a result, the original planned closure of the underground section was prevented. The Cason Dump surface re-treatment operation will continue to operate until 2013 under the management of Crown based on the current rate of production of approximately
178,000tpm.
At June 30, 2006, ERPM had 2,202 employees, including a small number of contractors.
1
Represents our 40% attributable share of production for fiscals 2005 and 2004. From December 1, 2005, Crown is a consolidated subsidiary (previously accounted for as an associate under the equity method).
2
Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see
Item 5A: “Operating Results.”

Property
ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg. Access is via Jet Park Road on the N12 Boksburg-Benoni
highway. Underground mining and recovery operations comprise relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the
Cason Dump, is conducted through the metallurgical plant, tailings deposition facilities and associated facilities.
The mine exploits the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite
Reef in the south-eastern area.
A planned controlled closure of the underground operations at ERPM by the end of fiscal 2004 was prevented due to a reduction in costs and improved productivity at the mine.
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
At June 30, 2006, the net book value of ERPM’s mining assets was approximately $15.5 million.
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
2002
Crown purchased 100% of ERPM, from Enderbrooke.
2003
An underground fire occurred at FEV Shaft, in February 2003. There was also a loss of Hercules Shaft in June 2003 and the loss of secondary outlet at the FEV shaft in November 2003.
2004
In July 2004 it was determined that the underground section would undergo a controlled closure program ending March
2005. The closure program was prevented by a reduction in costs and improved productivity at the mine.
2005
Central Shaft placed on care and maintenance.
On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a
15% stake in our South African Operations.
On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in
Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of ERPM, Crown and Blyvoor. We own an 85% interest in DRDGOLD SA.
2006
On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in DRDGOLD
SA.

Mining and Processing

Underground mining operations at ERPM are comprised of two vertical shafts known as FEV Shaft and the Central Shaft. There are also three additional shafts namely the South East Vertical Shaft, or SEV Shaft, used for the transport of employees and materials and the hoisting of rock, the SWV Shaft and the Hercules Shaft that are used for water pumping only. The Cason Dump Project is used for the retreatment of surface material mined from the defunct Cason shaft.

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

On July 4, 2004, ERPM management announced that the underground mining operation was not sustainable, even at a higher
Rand-gold price of R2,650 per ounce. As a result, a controlled closure program of the underground section was implemented and was expected to be completed by March 2005. Following the retrenchment of 806 employees in August 2004 at a cost of $0.6 million
(R3.7 million), the mine achieved a reduction in costs coupled with improved productivity. As a result, the original planned closure of the underground section was prevented.

Early in the second quarter of fiscal 2006, a 16 meter up-throw fault in the 70 level east area of the mine was encountered and work to traverse this continued for the remainder of the year. Refurbishment of the Far East Vertical, or FEV, Shaft decline and decline conveyor was another key focus of attention during the year. Production build-up from newly opened-up, lower grade areas above
70 level – both to relieve pressure on the decline conveyor and as a safety response to increasing seismicity in higher grade areas below
70 level began during the last quarter of fiscal 2006.

Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. In South Africa, Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to ERPM is provided to the Cason Dump, SEV and FEV Shafts from the Bremmer substation, located in close proximity to the mine in Boksburg. Transmission is at the rate of 88,000 volts. The Simmer Pan substation, located approximately 10 miles (16 kilometers)
away from the mine site in Germiston, supplies the SWV and Hercules Shafts. Transmission is at the rate of 44,000 volts. The two substations, located on mine site, transform the power to 6,600 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption is about 240 GWHr and the maximum demand is about 52 MW.
The on-mine substations are older in nature and undergo annual infrared testing to identify hot connections which are potential fire hazards and are subject to regular maintenance which includes the inspection of the settings, blades and changing the transformer oil in the circuit breakers.
Exploration and Development

Exploration and development activity had been curtailed at ERPM with the decision to close the underground section at a later date depending on prevailing circumstances. Looking ahead, it will be necessary to extend the FEV decline from 75 to 78 level to replace face length. There is also the prospect of extending ERPM’s Ore Reserves into the neighboring Sallies lease area and significantly increasing the life of the mine’s underground operations. A prospecting right permit has been issued to ERPM covering the Sallies lease area. The first prospect borehole of a four-year exploration drilling program in this area, now known as ERPM Extension 1, was completed during fiscal 2006 and preliminary results indicate that the reef is well developed.

Environmental and Closure Aspects

There is a regular ingress of water into the underground workings of ERPM, which was contained by continuous pumping from the underground section. On May 31, 2004, ERPM stopped continuous pumping of water from the underground section for financial reasons due to the withdrawal of the pumping subsidy and the low Rand gold price making the cost of full time pumping unaffordable, with occasional pumping to surface conducted on weekends. In December 2004 the mine received the pumping subsidy funds and continuous pumping was reinstated. Studies on the estimates of the probable rate of rise of water have been inconsistent, with certain theories suggesting that the underground water might reach a natural subterranean equilibrium, whilst other theories maintain that the water could decant or surface. A program is in place to routinely monitor the rise in water level in the various underground compartments and there has been a substantial increase in the subsurface water levels. ERPM is currently pumping the Central Basin water out of the
South West Vertical, or SWV, Shaft. The ‘plugging’ program undertaken by ERPM will ensure that ERPM will not be dependant on pumping this water after December 2006.

During fiscal 2006, ERPM has embarked on a program of concurrent rehabilitation to reduce the closure liability and meet the conceptual closure objectives. Surface holings are being filled, with 24 of the 154 holings remaining. Redundant surface infrastructure is being demolished and rehabilitated. ERPM is in the process of updating its EMP to include all the requirements to the
MPRD Act. The updated EMP will be submitted to the DME for approval by the end of calendar 2006.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, ERPM have estimated that the total cost for ERPM, in current monetary terms as at June 30, 2006, is $5.4 million. A total of $0.7 million has been contributed to the ERPM
Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Life of Mine

Based upon a gold price of approximately R117,055 per kilogram ($582 per ounce), at June 30, 2006, our 85% share of Proven and Probable Ore Reserves of ERPM was 1.0 million ounces, of which 0.7 million ounces relate to the underground section. The remaining 0.3 million ounces relate to the Cason Dump surface material which, based on the estimated rate of production, will be processed over a remaining 7 year period ending in fiscal 2013. Based upon a gold price of approximately R88,960 per kilogram, at
June 30, 2005, our 40% share of Proven and Probable Ore Reserves of ERPM were 0.4 million ounces. The year on year increase is mostly attributable to the continuation of mining operations which were planned to be suspended in March 2005 and the increase in our attributable share from 40% to 85%. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM, Mr. Johan Smit (PLATO) is the appointed Mineral Resource competent person. The current underground life-of-mine is five years.

Current Production

Our attributable share of gold production for ERPM was 80,324 ounces in fiscal 2006 compared to our 40% attributable share of gold production of 44,600 ounces in fiscal 2005 and 44,896 ounces for fiscal 2004. The increase in fiscal 2006 is due to the incorporation of
ERPM into DRDGOLD SA as a wholly owned subsidiary with effect from December 1, 2005.
The following table details our attributable share of the production results from ERPM for the past three fiscal years:
Year ended June 30,
2006
2005
1
2004
1
Production
Surface Operations
   Ore mined ('000 tons) ....................................................................................................................... 1,761 830 96
   Recovered grade (oz/ton).................................................................................................................. 0.012 0.011 0.007
   Gold produced (ounces).................................................................................................................... 20,325 9,208 708
Underground Operations
  Ore mined ('000 tons) ....................................................................................................................... 248 160 254
  Recovered grade (oz/ton).................................................................................................................. 0.242 0.221 0.174
  Gold produced (ounces).................................................................................................................... 59,999 35,392 44,188
Total ounces produced........................................................................................................................ 80,324 44,600 44,896
Results of Operations ($)
Revenues ('000)................................................................................................................................ 33,840 - -
Production cost ('000) ....................................................................................................................... 28,642 - -
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)
2
....................................................................................................... 467 - -
Total cost per ounce of gold ($)
2
...................................................................................................... 555 - -
1
Represents our 40% attributable share of production for fiscals 2005 and 2004. From December 1, 2005, ERPM is a consolidated subsidiary (previously accounted for using equity method).
2
Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see
Item 5A: “Operating Results.”

Papua New Guinea

Porgera

Overview

Through our subsidiary, Emperor, we own a 20% interest in an unincorporated joint venture, the Porgera Joint Venture, which holds certain mining leases, easements and exploration licenses which form part of the Porgera gold mine, or Porgera, in the highlands of
PNG. We purchased this interest in October 2003 for a purchase consideration of $77.1 million. Barrick is the owner of a 75% interest.
The remaining 5% interest is held by Mineral Resources Enga Limited, or MRE (on behalf of Enga Provincial Government and landowners in PNG). All of the various mineral tenements making up Porgera are exploited collectively by the joint venture partners.

Barrick is the operator of Porgera and is subject to the control of a management committee made up of representatives of the joint venture partners. Decisions regarding the assets which comprise Porgera, including any sale thereof, are made collectively by the parties through the management committee. The parties also have a right of first refusal with regard to certain assignments of assets which make up Porgera. Each party has the right to own and to take in kind and dispose of its share of all ores, concentrates and refined products produced by Porgera. Each party also pays for its proportionate share of the costs associated with the mining activities.

The net book value of our share of property, plant and equipment, deferred stripping and purchased undeveloped mineral interests is $63.7 million at June 30, 2006.
As at June 30, 2006, the workforce at Porgera is comprised of 2,389 employees of whom 2,197 (92%) are PNG nationals. In addition, there are approximately 1,000 contractors of whom 97 are PNG nationals. Of the total workforce of 2,389, 75% are local residents, while the remainder work on a “fly-in-fly-out” basis.

Production from Porgera is subject to a 2% net smelter royalty payable to the National Government Department of Mining which then distributes it to the Enga Provincial Government, the Porgera District Authority and local landowners.

Property
The Porgera deposit and the mine are located in the Enga Province in the highlands of PNG, approximately 7,260 feet (2,213 meters) to 8,910 feet (2,716 meters) above mean sea level, about 82 miles (132 kilometers) west of the established town of Mount
Hagen, 275 miles (443 kilometers) northwest of Port Moresby, and about 425 miles (684 kilometers) by road from the coastal port of
Lae from which all materials are freighted. The road is partly paved and passes through unstable mountainous terrain with many major river crossings. Personnel are transported to mine site by bus, fixed wing aircraft and helicopter.
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
There is no expiration date for the Porgera Contract, but it is tied to the continuation of the Special Mining Lease. Leases for Mining
Purposes have also been awarded by the Government for land use associated with the mining operation such as waste dumps, campsites, water supply, power generation and an airstrip. The Porgera Joint Venture holds a mining lease for the operation of a limestone quarry for the supply of lime to the process plant. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps. These water use permits are renewable on a regular basis and are subject to a public hearing before approval. The Porgera Joint Venture runs an environmental monitoring program to ensure compliance with the requirements of these permits.

In addition to the Special Mining Lease, the Porgera Joint Venture also holds additional mining tenements for utilities such as power transmission lines and water supply pipelines and other activities incidental to the main mining activity. Separate from the mining tenements, there are two Exploration Licenses adjacent to the Porgera Mine, namely EL454 and EL858, which we assert we have 20% ownership of as joint venture assets. Barrick asserts we do not have a 20% interest in these Exploration Licenses and that the Exploration Licenses are not joint venture property. On August 9, 2004, we placed a caveat on the title register in order to prevent changes taking place without notification to us. The dispute between us and Barrick regarding these Exploration Licenses is the subject of ongoing discussion and the tenements are the subject of ongoing exploration expenditure.

Porgera has on a number of occasions experienced delays in the granting of operating permits and licenses necessary to conduct its operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained, or exemptions not granted, there is a risk that Porgera may not be able to operate for a period of time. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera.
Porgera is operated subject to the requirements of the PNG Mining Safety Act and Regulations as applied by the Mines
Inspectorate.

History

1938
Alluvial gold was first reported at Porgera.
1975
Placer (PNG) Limited, or Placer (PNG), a wholly owned subsidiary of Placer Dome Inc., became the operator and owner of a two-third interest in an exploration venture with Mount Isa Mines Limited (now MIM Holdings Limited.), or MIM.
1979
A Joint Venture Agreement was signed whereby Placer (PNG), MIM and New Guinea Goldfields Limited. (a subsidiary of Goldfields Limited) each held a one third interest and the Independent State of Papua New Guinea, or the State, had
the right to acquire at cost up to a 10% interest in the project if developed.
1989
The joint venturers' application for a Special Mining Lease was approved in May and construction began immediately.
The State accepted its full 10% entitlement (inclusive of 5% on behalf of the Enga Provincial Government), thus diluting each of the other joint ventures down to 30% each. The State took its interest in the name of a corporate nominee,
Mineral Resources Porgera Limited.
1990
Commercial production commenced in August. MIM sold its 30% interest to Highlands Gold Limited., or Highlands
Gold.
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
2005
Expansion of existing exploration projects continues but under a project termed Porgera Deep Minex.
2006
Barrick acquired Placer Dome’s 75% stake in Porgera. We concluded a sale and purchase agreement with Emperor, where effectively we held 88.3% of Emperor who in turn holds the 20% interest in the Porgera Joint Venture.

Geology and Mineralization
Mineralization is structurally controlled and occurs within the Porgera diorite intrusive complex, around the margins of, and within, the intrusive bodies.

The Porgera ore body is an epithermal style ore body hosted within thermally metamorphosed sediments. The known ore body extends for up to 3,050 feet (930 meters) along strike. The maximum width across strike is 330 feet (101 meters), but the width is commonly no more than 65 to 98 feet (20 to 30 meters). The intrusive diorite complex has many individual stocks and dykes. The rocks are competent however they tend to be brittle, and in the vicinity of the ore body, are extensively veined and brecciated. The intrusive bodies tend to be concentrated towards the footwall of the deposit.

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
Open pit mining is a typical hard rock operation utilizing 33 feet (10 meter) benches. The current mining fleet of DML blast hole drills, O&K RH200 hydraulic face shovels and Caterpillar 789 haul trucks, gives a nominal capacity in the order of 80 million tonnes per annum. Waste stripping requirements will reduce as the open pit mining operation approaches closure in calendar 2008, allowing a progressive retirement of the mining fleet.
Underground mining was suspended in 1997, and subsequently recommenced in 2002. Underground production is now expected to continue through to late 2008. Currently, ore is being mined from the 2,210 meter level in Stage 4, and waste is being mined from the 2,390 meter level in Stage 5. Stage 5 is the final open pit development stage and will be completed in late 2008 at
2,050 meter level. Stockpiled low grade ore will form the basis of ongoing gold production from mid 2008 until 2015. Remediation work following the failure of the West Wall during the previous fiscal year continued during fiscal 2006, leading to reliance on low-
grade, long-term stockpile material as the primary feed. This together with damage to access infrastructure caused by heavy rainfall, power failures and a strike related to a change of management from Placer Dome to Barrick had a negative impact on gold production during fiscal 2006.

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
The main water supply for the mine is the Waile Creek Dam, located approximately 4 miles (7 kilometers) from the mine.
Water for the grinding circuit is also extracted from Kogai Creek, which is located adjacent to the grinding circuit. The mine operates four water treatment plants for potable water and five sewage treatment plants.
The principal source of power for Porgera is supplied by a 45 mile (73 kilometer) transmission line from the gas fired Hides
Power Station. The station has a total output of 62 MW. A back up diesel power station is located at the mine and has an output of
13MW. The average power requirement of the mine is about 60 MW. Average annual power consumption is 518 GWHr.

The most significant capital expenditure during fiscal 2006 related to deferred stripping, and our 20% share amounted to
$12.9 million.

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

Exploration plans for calendar 2005 had a two pronged approach. The majority of the drilling was carried out within or adjacent to the current mine infrastructure. There are a total of seven known targets where at least some previous drilling has taken place. This drilling is designed to bring these target ounces to an indicated Mineral Resource status. There are also some targets that are less well known and more conceptual in nature.

In addition, during fiscal 2005 a project termed Porgera Deep Minex was initiated and continued into fiscal 2006. This project was part of the mine’s ongoing existing exploration projects however was newly termed Project Deep Minex because this particular part of the exploration process consists of a multi-disciplinary approach to determine targets and test the volume of ground below the known Porgera deposits. This approach involves the building of an integrated geological and geophysical model, various geochemistry techniques, and the use of seismics is to be investigated. Much of this will be the “mining” and integrating of existing data. Drilling will be carried out with a prime target being the intersection of the Roamane Fault and the North Zone shear in depth.

The Stage 6 program was completed in September 2006 and work continued on modeling the Stage 6 data and preliminary estimation work was also conducted. The Porgera Deeps drilling program is in progress.

Regionally, drilling planned at Tupagai is awaiting finalization of the drill contract. Landowner clearances for drill pads and access tracks were obtained during July 2006. Assays from earlier rock chip sampling at Tupagai returned some significant values.
Target areas have now been identified for further assessment. Results of earlier field work at Liawin area have also been encouraging.

Elsewhere, three target areas have been identified and follow-up field work has commenced. The targets identified were based on coincident geochemical and geophysical anomalies in favorable litho structural positions within the Porgera Transfer Zone.
Life of Mine
The Proven and Probable Ore Reserves of the Porgera Joint Venture at December 31, 2005, are estimated at 8.1 million ounces of gold with a projected life of 11 years. Our 16% attributable share of estimated Proven and Probable Ore Reserves as at
December 31, 2005, before Ore Reserve depletion, is 1.3 million ounces. Our attributable 16% share of the Proven and Probable Ore
Reserves in the Porgera Joint Venture is based on the Ore Reserve information disclosed by Placer Dome Inc. in its earnings release for the period ended December 31, 2005, as released on February 20, 2006 in accordance with US GAAP. At December 31, 2005,
Placer Dome held a 75% stake in the Porgera Joint Venture pending being acquired subsequently by Barrick. At June 30, 2006, our attributable Ore Reserves decreased by 5.4%, or 0.1 million ounces, from fiscal 2005 and Ore Reserves decreased by 6.0%, or 0.1 million ounces, from fiscal 2004, mainly due to the open pit mining depletion. For Porgera, the reserve information was provided by
Barrick and was reviewed by Mr. Richard Johnson (AusIMM).

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

In 1996, an independent study was undertaken by the Commonwealth Scientific & Industrial Research Organization, or CSIRO,
an Australian based independent research organization, to assess the mine's impact on the downstream river system and local people. In its report CSIRO made certain recommendations to the Porgera Joint Venture that have either been implemented or are in the advanced stages of implementation. An advisory group, called the Porgera Environmental Advisory Komiti, or PEAK, was formed as a result of the
CSIRO recommendations. PEAK comprises representatives from the Papua New Guinea Government and international non-
governmental organization groups, Barrick and independent technical experts. The primary function of PEAK is to enhance understanding and provide transparency of Porgera's environmental (physical and social) issues with external stakeholders and to assist in reviewing its environmental performance and public accountability. In 2002, PEAK had its terms of reference expanded to include mine closure.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that our attributable portion of total costs for Porgera, based on information provided by the operator, Barrick, in current monetary terms as at June 30, 2006, is $7.6 million. This has been included in the provision for environmental rehabilitation, reclamation and closure costs.

Current Production

Our 20% interest in the Porgera Joint Venture was acquired with effect from October 14, 2003. Attributable production at
June 30, 2006 amounted to 128,238 ounces at a cash cost and total cost per ounce of $289 and $467, respectively. Barrick, 75% owner of the mine, had predicted lower production in calendar 2006 due to a shift of operations from Stage 4 to Stage 5 of the open pit, which has harder ore and lower grades. Performance in fiscal 2006 has been negatively affected, however, by the impact of heavy rains on the stability of the pit’s West Wall. Work on the West wall cutback as at November 30, 2006 was 72% complete and the joint venture expects mining of ore from the open pit to begin in calendar 2007.

The following table details the attributable operating and production results from the Porgera Joint Venture for fiscal 2006.
Year ended June 30,
2006
2005
2004
Production
Surface and underground operations (only surface operations in 2002)
  Ore mined ('000 tons) ........................................................................................................................
1,209 1,324 1,038
  Recovered grade (oz/ton)...................................................................................................................
0.106 0.148 0.142
  Gold produced (ounces).....................................................................................................................   128,238
195,394 147,475
Results of Operations ($)
Revenues ('000)...................................................................................................................................
64,991 82,793 60,445
Production cost ('000) .........................................................................................................................      37,021
36,210 31,650
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)
1
......................................................................................................... 289 185 215
Total cost per ounce of gold ($)
1
........................................................................................................ 467 273 291

Tolukuma

Overview

Dome Resources (Pty) Limited, or Dome, was incorporated on May 17, 1984 under the name Dome Resources NL. Dome owned and operated the Tolukuma gold and silver mine in PNG. During September 1999, we purchased 28,693,002 (19.93%) of Dome’s ordinary shares for A$0.30 ($0.19) per share. In June 2001 we acquired all the shares in Dome which we did not already own.

The Tolukuma gold mine is located approximately 6 kilometers east of Fane Mission, 12 kilometers west of Woitape and 100 kilometers north of Port Moresby in Central Province, Papua New Guinea. The mine is in an area of steep mountainous terrain in the headwaters of Iwu Creek, which drains into the Auga River. Elevations in the mine lease area range from 1,100 meters above sea level
(asl) at the Auga River to 1,750 meters asl at the top of Tolukuma hill.

As at June 30, 2006, the mine is a low capacity (18,000 tpm capacity), high-grade (0.39 ounces per ton) operation and employs 778 people, including 143 contractors.
1
Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see
Item 5A: “Operating Results.”

Property

Tolukuma consists of one mining lease, ML104, covering 1,898 acres (768 hectares) and five current exploration licenses covering an area of approximately 513,962 acres (208,000 hectares), two licenses under renewal covering 125,525 acres (50,800 hectares)
and four licenses under application totaling 1,073,884 acres (434,600 hectares). The total exploration area amounts to approximately
2,456,144 acres (994,000 hectares). For a summary of our exploration licenses see “Exploration Projects” in Item 4D: “Property, Plant
and Equipment.”

All current mining activities are carried out under the terms of Mining Lease 104 (ML104), granted under Section 38 of the
Papua New Guinea Mining Act of 1992 and Mining Regulations 1992. The lease is granted for a term of 20 years expiring on
August 29, 2012, and is renewable for further periods not exceeding 10 years each.
The mine is located about 62 miles (100 kilometers) north of Port Moresby in the Central Province of Papua New Guinea at an
elevation of 5,115 feet (1,560 meters) above mean sea level. The mine is situated in very steep mountainous terrain that is not accessible by road. All transport of employees, materials and equipment to and from the mine is by helicopter. As a result, approximately 17% of the production costs of the mine are spent on transportation and logistics, including the cost of jet fuel. Tolukuma is worked on a “fly-
in-fly-out basis,” with all staff being accommodated in quarters when at the mine.
The climate of the Central Province area is temperate with year round rainfall. Temperatures range from 50 to 77 degrees
Fahrenheit (10 to 25 degrees Celsius) and rainfall averages 144 inches (3,650 millimeters) per year. The vegetation is largely rainforest and thick vegetation associated with high rainfall and mountainous regions.
At Tolukuma, the traditional landowners are the Yulai people who belong to the Auga tribes – Auga being their main river.
There are three clans and at the head of each clan is a chief. The population around the mine is approximately 2,700, with 700 being landowners and the rest made up of outsiders coming into the area to seek employment. There is a Memorandum of Agreement, or
MOA, between National Government, Provincial Government, the landowners and Tolukuma. The MOA is a working document which indicates the responsibilities of each party and their role in the sustainable development of the community. The MOA is reviewed every two years, with an MOA to be mutually agreed by the parties if revised. Currently, there is an agreed MOA in place.
Production from Tolukuma is subject to a 2% net smelter royalty. This royalty is distributed to the Yulai future generation fund, a landowners’ association, the landowners, and to a Central Provincial Government fund for projects outside the mine area.

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
2006
We concluded a sale and purchase agreement with Emperor, where effectively we held 88.3% of Emperor who in turn holds the 100% interest in Tolukuma.
Exploration and Development

Exploration within the mining lease, ML104, has recently been expanded with the purchase of two underground diamond drill rigs, including one with long hole capability, and an additional rig for surface drilling. This brought the number of rigs on site to five. An air-driven Kempe rig, commissioned in December 2003, is used for short holes underground, currently targeting the down dip extension of the Tinabar ore body and an LMA90 drill rig, commissioned in January 2004, is used for longer exploration holes, initially in the Gulbadi south area and the Milaihamba structural target. Another manportable DT600P was purchased to support the existing manportable DT250P on surface drilling of ML104 and later the Saki, Sere Sere, Taula and Taula North prospects in
Exploration License 580 followed by other regional targets. The LY44 is also currently drilling ML104 targets.
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

During fiscal 2006, we announced the discovery of two zones of high-grade gold mineralization in the Zine structure, a significant regional structure that is parallel to the main Tolukuma structure. We continued to maintain eleven Exploration Licenses, or EL, covering 8,183 square kilometers. Seven tenements have been granted namely EL683, 1297, 1379, 1284, 1271, 1352 and 1366;
and four tenements EL580, 894, 1264 and 1327 awaiting renewal.
In fiscal 2006, exploration expenditure of $2.1 million was incurred.

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

Mining and Processing

The Tolukuma plant was built in 1995. Historically ore has been mined from both underground and open pit areas. No open pit mining is currently carried out. Ore is currently sourced primarily from underground mining with mill feed supplemented by ore recovered from low grade stockpiles. All mining is conducted using mining plant and equipment owned by Tolukuma. The average mining depth at Tolukuma is 490 feet (150 meters) below surface or approximately 4,760 feet (1,450 meters) above mean sea level.
Access to underground workings is via decline shafts. Mining methods vary according to local ground conditions and are generally mechanized cut and fill shrinkage methods.

The metallurgical plant is compact and is located on a steep ridge in very mountainous terrain. Ore is trucked to the plant, then milled and treated through a conventional gravity and CIL circuit. The plant consists of a closed circuit semi-autogenous mill that at
June 30, 2006 is capable of processing 18,000 tpm. Cyanide in the residue is neutralized in a detoxification plant prior to riverine discharge.
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
Several capital projects were conducted over the period from fiscal 2004 to fiscal 2006, including expansion of the mobile plant, additions to equipment in the plant and acquisition of plant and equipment. Mine development during fiscal 2006 amounted to
$2.8 million and $1.5 million was spent on heavy equipment.

Environmental and Closure Aspects
Tolukuma has been developed in accordance with an environmental plan approved by the Papua New Guinea authorities in July
1994. Tolukuma is compliant with the Papua New Guinea Government’s regulatory requirements. To ensure continuing compliance with the government’s regulatory requirements, Tolukuma has implemented a broad-based Environmental Management and Monitoring
Program, or EMMP. The measures we have taken to implement this program include addressing water quality, population dietary surveys and aquatic fauna and metals-in-tissue surveys. These surveys were conducted during July and September of 2003. During March 2003, an environmental audit was concluded at Tolukuma which found the operations to be in substantial compliance with applicable Papua
New Guinea legislation and the EMMP environmental plan. The studies conducted in 2003 confirmed existing trends that had been established over recent years. The water quality meets legal requirements, as per the criteria set by the water license.

Tailings are routinely discharged into the Auga/Angabanga river system. The discharging of tailings into riverine and marine systems in Papua New Guinea is an acceptable practice due to the seismic instability of the area and the dangers this poses for the stability of conventional tailings dams. Due to the fact that ore mined at the Tolukuma Mine, and the surrounding land in general is high in mercury, the potential does exist that levels of mercury discharged into the river system might expose us to criminal liability under Papua
New Guinea legislation. As a result of an internal study of the Tolukuma Mine in 2000, in order to ensure that mercury discharges remain within allowable limits, the following program is being followed:
•
daily monitoring of mercury levels at the tailings discharge point and approximately 1500 feet downstream (grab sampling);
• monthly monitoring of mercury and other heavy metals at government mandated water quality inspection points; and
•
biennial monitoring of stream sediments.
Lead, mercury, cyanide and arsenic occur naturally in the ore processed at Tolukuma. Cyanide is associated with the mining process and is discharged into the riverine system as a result of the inability of Tolukuma to use conventional tailings dams. Prior to discharge, the cyanide is degraded in a detoxification process and levels are monitored daily.

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

Furthermore, we are not aware of any scientific or engineering report that states that the level of mercury discharges from the
Tolukuma Mine into the Auga/Angabanga river system are harmful to human life. In November 2002, Oxfam Community Aid Abroad released their “Mining Ombudsman Annual Report 2001-2002” which we believe made inaccurate and unsubstantiated references to mercury output and other findings contained in an internally prepared study on Tolukuma done in 2000. This study was not conclusive on the mercury output at Tolukuma and the results of this study were not scientifically tested. Nonetheless, as discussed above, we increased our environmental management systems in response to this study.

Two water quality and geochemical investigations were conducted by an independent consultant in July 2000 and June 2002. These investigations concluded that there was little difference between mercury concentrations in mining sediment from the Tolukuma Mine being dumped into the Auga/Angabanga river system and the naturally occurring sediments in the area. Although mercury is detectable in the mining derived sediments immediately adjacent to the discharge point, these levels are immediately diluted to levels below detectable limits upon meeting with the Alabule River. This area consists of steep gorges and fast, turbid currents. The result is a high dilution of mining sediments and, therefore, negligible impact on the lower Angabanga floodplain and oxbow lakes which are located downstream from the Tolukuma Mine. An additional study took place during June 2003, reinforcing earlier findings. Further water quality and geochemical monitoring performed by an independent consultant in December 2005 on the Auga/Angabanga river system, reported findings to be within compliance. The mill tailings analyzed by the Australian Laboratory Services in Brisbane for filtered metals, ammonia, cyanide, conductivity and total suspended solids are also within compliance criteria.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Tolukuma, in current monetary terms as at June 30, 2006, is $1.5 million. This has been included in the provision for environmental rehabilitation, reclamation and closure costs on our balance sheet.

Life of Mine

Our attributable Proven and Probable Ore Reserves for Tolukuma, as at June 30, 2006, were 0.195 million ounces, determined assuming a gold price of K1,840 per ounce ($582 per ounce). Based on a gold price of $381 per ounce and an exchange rate of K3.45 =
$1.00, at June 30, 2005, the Proven and Probable Ore Reserves of Tolukuma were 0.22 million ounces. The decrease in Ore Reserves is primarily due to the reduction in our attributable portion of ounces from 100% to 79% as a result of the purchase and sale agreement with
Emperor.

A Mineral Resource competent person is appointed at each operation to review our Ore Reserves calculations for accuracy. For
Tolukuma, Mr. Richard Johnson (AusIMM) is the appointed Mineral Resource competent person. As at June 30, 2006, Tolukuma has been assessed with a two year life of mine for its underground operations.

Current Production

Total gold production for fiscal 2006 was 54,790 ounces compared to 76,314 ounces for fiscal 2005. Tolukuma also produced
117,636 ounces of silver in fiscal 2006 compared to 168,314 ounces of silver in fiscal 2005. Gold production was adversely affected by a lack of available face in the first half of fiscal 2006 and the consequent treatment of low-grade underground stockpiles. Extensive underground development from the second half of fiscal 2006 began to redress this issue by the end of fiscal 2006. Cash costs increased to $610 per ounce of gold in fiscal 2006 from $331 per ounce of gold in fiscal 2005, primarily due to lower gold production, the higher cost of fuel and the logistics involved in keeping the mine supplied with consumables and services. Inclement weather also affected logistics, in particular helicopter access to the mine. As a consequence, supplies of critical consumables such as diesel were disrupted.
Going forward, a second hydro plant will reduce the level of dependence on diesel fuel as a power source. In fiscal 2006 the total cost per ounce increased to $767 per ounce from $434 per ounce in fiscal 2005.

The following table details the operating and production results from Tolukuma for the past three fiscal years.
Year ended June 30,
2006
2005
2004
Production
Underground Operations
  Ore mined ('000 tons) .............................................................................................................................. 213 235 218
  Recovered grade (oz/ton)......................................................................................................................... 0.26 0.33 0.39
  Gold produced (ounces)........................................................................................................................... 54,790 76,314 85,715
Results of Operations ($)
Revenues ('000).......................................................................................................................................... 29,085 32,446 32,743
Production cost ('000) ................................................................................................................................ 33,448 25,278 19,821
Non US GAAP Financial Data
Cash cost per ounce of gold ($)
1
................................................................................................................ 610 331 231
Total cost per ounce of gold ($)
1
............................................................................................................... 767 434 355
1
Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see
Item 5A: “Operating Results.”

Fiji
Vatukoula
Overview
As of July 30, 2004, we owned, through DRD (Isle of Man), 45.33% of Emperor, the owner of the Vatukoula Mine. The mine located at Vatukoula on the South Pacific island nation of Fiji, has been in operation since 1933 with 6.8 million ounces of gold produced since operations commenced. The Vatukoula Mine is a multi-shaft underground mine. The Vatukoula Mine is Fiji's second largest private employer with 1,856 employees at June 30, 2006.
On July 11, 2005, Emperor announced the finalization of a financial and operational restructuring package aimed at returning
Emperor to positive cash flow and creating a sustainable, long-term future for the company and its operations. An A$10.0 million
Convertible Loan Facility was negotiated by the independent directors of Emperor. The financing package also included an agreement with ANZ Bank, subject to a number of conditions, to a restructuring of Emperor’s debt servicing obligations to assist them with their restructuring plan. The ANZ Bank also consented to the Convertible Loan Facility and the related security. The Convertible Loan Facility was approved by the shareholders of Emperor on August 29, 2005 (we did not participate in the voting). In addition, in July 2005 we entered into an operational support agreement negotiated on behalf of Emperor’s independent directors, pursuant to which we provided
Emperor with management and technical services.
On November 16, 2005, we concluded a sale and purchase agreement with Emperor, who held a 100% stake in the Vatukoula mine in Fiji. Pursuant to this agreement, on April 6, 2006, Emperor acquired our wholly owned subsidiary, DRD (Isle of Man), which in turn holds our PNG assets, comprising of the 20% interest in the Porgera Joint Venture, the 100% interest in Tolukuma and all of our exploration tenements in PNG. We held 88.3% of Emperor and subsequently, our shareholding was diluted to 78.72%, following a number of share issues in which we did not participate.
In October 2006, we committed to a $10.0 million working capital facility for Emperor. We advanced funds to Emperor under this facility of $2.0 million on October 5, 2006, $5.0 million on November 6, 2006 and $3.0 million on November 27, 2006. The loan bears interest at LIBOR plus 3% per annum and is repayable on December 31, 2007.
On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine has been placed on a care and maintenance program.
Property
The Vatukoula mine is situated 60km on the north east of the city of Nadi, off the coast of the island of Viti Levu, the main island of Fiji. Gold mineralization is associated with a volcanic caldera, and occurs in both flat-lying and steeply-dipping structures, typically less than a meter in width, principally on the western fringe of the caldera. The mine can be accessed via the highway from
Nadi to the Vatukoula Mine. Mining is conducted underground from four main shafts exploiting the ore bodies in the southwest portion of the volcanic margin to the Tavua Caldera, a large shield volcano about 9 miles (15 kilometers) in diameter and the recently accessed R1 ore bodies situated within the caldera. The main mining licenses include Special Mining Lease 54, 55 and 56.
History
1930
Discovery of alluvial gold in the Nasivi river in Vatukoula.
1933
Commencement of mining activities at the Vatukoula mine.
1950s
Emperor secured ownership of the Vatukoula mining field.
1992
Western Mining Corporation relinquished its joint venture with respect to the Emperor Gold Mine.
2003
We acquired a 19.81% interest in Emperor.
2004
In July 2004, we increased our shareholding in Emperor to 45.33% through a conditional takeover offer. Emperor appointed our Executive Chairman, Mr. M.M. Wellesley-Wood as Managing Director and our Divisional Director: Australasia,
Mr. R Johnson as Non-Executive Director, both with effect from August 3, 2004.
In November 2004, Emperor’s rights offer closed and we subscribed for our entitlement under the rights offer.
2005
In August 2005, the shareholders approved a convertible loan facility to assist with Emperor’s restructuring plan. An operational and support agreement was also signed pursuant to which we will provide Emperor with management and technical services.
2006
We concluded a sale and purchase agreement with Emperor, where effectively we held 88.3% of Emperor.
On December 5, 2006, after an extensive three-month review of Vatukoula, the mine ceased production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine has been placed on a care and maintenance program.

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

The majority of the Vatukoula Mine's ore bodies are situated in the southwest portion of the volcanic margin of the Tavua volcanic caldera, a large shield volcano about 9 miles (15 kilometers) in diameter. The R1 ore bodies are, however, situated within the caldera.

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

Until April 2006, production at the Vatukoula mine came from four mining sections that are named according to the shaft or drive access: Smith Shaft, Philip Shaft, R1-Cayzer Shaft and the Emperor Decline Shaft. In April 2006, production from all sections was shutdown following which Philip Shaft production was gradually restarted in June 2006.
The Emperor plant, built in 1997, consists of two parallel grinding mills, namely a Smith grinding mill and a larger
Morgardshammer mill. There are also two flotation circuits, one for slimes washed from the ore, and a conventional sulphide circuit for the grinding circuit product. Both circuits are combined in a thickener and roasted before passing through a CIP circuit. Loaded carbon is stripped and the gold-rich solution is combined with the calcine rich solution for zinc precipitation and to be able to smelt into bars.

Implementation of the mine’s new ACDTP during fiscal 2006, involved a temporary shutdown of the mine on April 20, 2006 and a gradual start-up early in June 2006. The ACDTP has been designed to introduce flexibility to production areas, improve infrastructure and increase the productivity of the workforce. The plan includes development of higher grade areas at Philip Shaft and upgrading of associated shaft infrastructure. In addition, the entire workforce will undergo comprehensive assessment, re-skilling and retraining. On December 5, 2006, the mine was placed on a care and maintenance program.
Exploration and Development
Emperor holds three mining tenements. Special Mining Lease:
•
S54 – covers an area of approximately 610 square meters
and expires on March 21, 2025;
•
S55 – covers an area of approximately 400 square meters
and expires on March 21, 2025; and
•
S56 – covers an area of approximately 250 square meters
and expires on March 21, 2025.
Additionally, Emperor holds 100% of Special Prospecting Licenses, or SPLs, for tenements 1201, 1283, 1296, 1344, 1360, 1411 and 1435.
Environmental and Closure Aspects
Emperor is subject to Fiji environmental regulations in respect of its exploration and mining activities. The policy of Emperor’s board of directors is to work with Government environmental protection agencies to ensure compliance with all relevant regulations. In addition, Emperor undertakes environmental projects to ensure compliance with all relevant regulations.
Emperor has an internal reporting system with regard to environmental activities, and operational managers are required to provide monthly updates on performance to the Managing Director who brings, and allows, operational managers to bring, major issues to the attention of the full board of directors.

During fiscal 2006, environmental monitoring continued with full cyanide compliance at the Upper Lololevu, Golf, Nasivi rivers, the Dakavono dam discharge and the Dakavono creek. We are not aware of any environmental issues in Emperor that could have a material adverse impact on the Group’s business.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Vatukoula, in current monetary terms as at June 30, 2006, is $1.0 million. This has been included in the provision for environmental rehabilitation, reclamation and closure costs on our balance sheet.
Life of Mine
Based on a gold price of approximately $582 per ounce (A$820 per ounce) at an exchange rate of A$1.41 = $1 at June 30, 2006, our attributable share of the Proven and Probable Ore Reserves of Emperor was 0.7 million ounces. Vatukoula’s life-of-mine plan at
June 30, 2006 reflected 8 years, however on December 5, 2006, the mine was placed on a care and maintenance program. A Mineral
Resource competent person is appointed at each operation to review our Ore Reserves calculations for accuracy. For Emperor, Mr. Greg
MacDonald (AusIMM) is the appointed Mineral Resource competent person.
Current Production
Vatukoula’s production or related revenue and costs are consolidated into our results from April 6, 2006. Attributable gold production in fiscal 2006 was 28,397 ounces compared with 45,426 ounces in fiscal 2005. The decrease in production resulted primarily from the temporary shut down of the mine to implement the ACDTP. On December 5, 2006, the mine was placed on a care and maintenance program, which will further impact production for fiscal 2007.
The following table details our attributable share of the production results from Vatukoula for fiscal 2006:

Period ended June 30
2006
2005
1
Production
Underground operations
  Ore mined ('000 tons) ..........................................................................................................................
177 234
  Recovered grade (oz/ton).....................................................................................................................
0.16 0.19
  Gold produced (ounces).......................................................................................................................
28,397 45,426
Results of Operations ($)
Revenues ('000)...................................................................................................................................... 2,440 -
Production cost ('000) ............................................................................................................................ 7,453 -
Non US GAAP Financial Data
Cash cost per ounce of gold ($)
2
............................................................................................................ 3,620 -
Total cost per ounce of gold ($)
2
........................................................................................................... 4,188 -
1
We increased our ownership in Emperor to 45.33% with effect from July 30, 2004. Emperor is now consolidated from April 6, 2006
(previously accounted for using the equity method). As a result we have not disclosed the attributable portion of Vatukoula’s production results for fiscal 2004.
2
Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see
Item 5A: “Operating Results.”

Exploration Projects
Our exploration and project development activities during fiscal 2006 continued to enhance our growth strategy by growing
Tolukuma (through both brownfields and greenfields exploration). Total exploration and project expenditure for fiscal 2006 was
$2.1 million for Tolukuma. During fiscal 2006, we lodged an application for a prospecting right in respect of the Argonaut area in
South Africa. ERPM also lodged an application for a prospecting right over the Sallies area in South Africa. Both these applications were approved and prospecting permits issued by the DME.

South Africa

Argonaut Project
The Argonaut Project represents the southern down-dip extension of the Central Rand Goldfield. The strike length of the area covered by the mineral rights covers approximately 19 miles (30 kilometers) from Durban Deep in the west to ERPM in the east with the possible exploitation of part of the potential mineralized material striking 3 miles (5 kilometers) east/west from City Deep Mine to
Robinson Deep Mine and extending from 9,900 feet to 13,200 feet (3,018 meters to 4,023 meters) below surface. Most of the main exploration target area incorporated by our 42 square kilometers of mineral rights above the 5,000 meter depth contour of the Main
Reef Leader is covered by urban residential development. The mining activity may, as a result, give rise to an increase in seismicity and associated environmental pollution in the immediate proximity of the mine. If operated, this would be the first mine in the world to operate at such depths and the seismicity associated with the mining activity and the impact on the health and safety of the mine employees working in the underground section are unknown at this stage.

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

Renewed focus had been placed on progressing the Argonaut Project by reviewing the geological modeling in the project target area and valuation model. The results were a substantial downgrading of the estimated mineralized material from that previously reported. Due to unreliable data, no estimate of mineralized material was deduced for the Main Reef. Future work will include the drilling of three additional boreholes to test the model and extrapolations and estimates, as well as upgrade and increase the mineralized material estimate within our mineral rights area.

During fiscal 2004, progress on advancing the Argonaut Project towards a bankable feasibility study was hampered by the low Rand gold price and the enactment of the MPRD Act which delayed the issuing of a prospecting permit by the DME. Under the
MPRD Act, the prospecting permit is classified as a pending application and, as a result, only geological modeling and resource estimation took place.
During fiscal 2005, the Argonaut mineral rights reverted to the South African Government. We lodged an application for a prospecting right covering an area of 969 hectares in respect of the Argonaut area, which was issued by the DME on February 6, 2006.
The Argonaut Project still represents a promising, yet challenging deep-level mining development opportunity which is dependent on significant increases in the Rand gold price before becoming viable.

At June 30, 2006, no Ore Reserves have been included in the Proven and Probable Ore Reserve statement. The lead time to mining any reserves is estimated to be in excess of 10 years. In order to support drilling, an application for an extension to the current prospecting right by an additional 4,002 hectares has been submitted to the DME. On approval, a Mineral Resource for the revised area will be declared.

ERPM Extension
On January 14, 2006, DRDGOLD SA obtained a four-year prospecting right covering an area of 1,252 hectares of the adjacent Sallies Mine, referred to as ERPM Extension 1. The rationale behind the application is to pursue the high-grade Composite
Reef payshoot currently being exploited at ERPM through the existing mine boundary.
The regional geology of the area indicates that there will be a strike change owing to faulting associated with an east-west trending sinistral tear fault. In order to confirm the anticipated change in the geological structure and hence payshoot orientation, it is envisaged that prospecting will take place through the development situated 50 meters in the footwall. Owing to the high induced stress experienced at depth, it will be necessary to protect the excavation by means of concurrent over-stoping on the reef plane.
Although this is the safest option, permission must first be sought from the DME.

The development will be supplemented by 1,340 meters of exploration diamond drilling, conducted from exploration cross-
cut drilling platforms. As a consequence of Measured and Indicated Resources being defined by grade extrapolation, an application to convert the prospecting right to a mining right will be submitted in fiscal 2007. On approval, the Measured and Indicated Resource will be upgraded to Ore Reserves. An application to extend ERPM’s existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern sections of the old Van Dyk mining lease area and a small portion of the Sallies Mine has been submitted to the DME. The additional area, referred to as ERPM Extension 2, totals 5,500 hectares, with a potential exploration target of some 7.0 million ounces to 11.0 million ounces of gold and could result in a deep level mine with a life in excess of 15 years.

Papua New Guinea

Tolukuma
Tolukuma maintains eleven Exploration Licenses, or ELs, with seven being granted and four tenements awaiting renewal, as well as one new EL application and a Mining Lease 104, or ML104. The ML104 covers an area of 7.68 square kilometers and has extensive exploration tenements in the vicinity of the mine covering approximately 9,937 square kilometers and within 40 minutes flying radius of the mine site. Tolukuma is being explored using geophysical surveys, interpretation of satellite images, mapping and sampling of streams. This is followed up by detailed mapping, trenching and drilling of prospective target areas.
Exploration within the mining lease was expanded with the purchase of two underground diamond drill rigs, including one with long hole capability, and an additional rig for surface drilling. This brought the number of rigs on site to five in fiscal 2004. No new drills were added during fiscals 2005 and 2006. The short-term focus will continue to be on increasing the resource base at and around Tolukuma.
Mine lease exploration during fiscal 2005 was focused on finding resources for mill feed. Much of this work involved diamond drilling concentrated mostly within ML104. A total of 68 holes have been drilled for a total of 23,487 meters. Some regional exploration was also carried out in a few of the outer ELs.

The short-term exploration focus will continue to be on increasing the resource base at and around Tolukuma. In fiscal 2006, exploration via an underground exploration drive extending from current operations has discovered two zones of high grade gold mineralization in the Zine Structure, a significant regional structure that is parallel to the main Tolukuma Structure and approximately
350 meters to the east.

Based on the model that structures at Tolukuma host bonanza grade gold mineralization, underground exploration has commenced along the Zine Structure. Significant mineralization has been intersected in the vicinity of a cross structure called the
Tinabar Structure. Intersecting structures often form dilation zones where gold can precipitate.

Most recent exploration activities have focused on the drilling of Zine, with minor work being completed on the Banana
West-Wossa Ridge and Fundoot areas. Encouraging results have continued to be returned on the Zine Structure, whilst a recently discovered vein set in the Fundoot area has returned encouraging results from trenching across this structure.

Exploration development and underground diamond drilling at Tolukuma continued to intersect high grade gold mineralization on the Zine Structure, as well as in a newly discovered splay off the Zine Structure. The Zine Structure is now being developed in two drives on the 1,525 meter RL and 1,495 meter RL levels respectively. To date more than 140 meters of strike length of the Zine Structure has been sampled as mineralized on 1,525 meter RL level and 30 meters on 1,495 RL meter level. An exploration drive along the new Zine Splay structure has sampled 97 meters of mineralized strike length. This discovery of the mineralized splay structure off the main Zine Structure is considered very significant as it is the first high grade mineralized vein to be found extending eastwards from the known vein array that has been mined at Tolukuma. It indicates the potential for an entirely new mineralized corridor to the east, as well as a new internal target area along the potential north-west extension.
As part of understanding the controls of mineralization at Tolukuma, a program of ridge and spur sampling and creek traversing was completed between the Gulbadi and Kunda prospects, to define surface anomalism that would be associated with the continuation of these known structures. This data will be used to define the location of the multiple vein corridors in the area and generate further targets for trenching and drilling. Several significant geochemical anomalies found will be followed up by trenching and drilling.
Elsewhere on the mining lease in the Fundoot/Degot area, visible gold has been returned from a thin 40 centimeter wide vein parallel to the Fundoot Structure. Rock chip samples of this vein have returned encouraging values of up to 404 g/t, most likely as result of supergene enrichment. This area is currently being mapped and trenched and will be targeted with drilling in the near future.
Recent exploration activities included commencement of field work in EL 1284 and EL 1297, and completion of a major technical exploration review of all eleven tenements. The major technical review of all exploration tenements which began in July
2005 has neared completion. Much of the “modern” exploration from the past (1960s onward), has been sourced, reviewed and synthesized and has greatly assisted in defining individual prospects, their potential and the broader regional opportunity. Together with recently acquired Landsat 7 thematic images and an Aster (15m) digital terrain model, a comprehensive base now exists for future exploration planning on the existing tenements and the immediate regions.
The tenements contain mineralization and anomalies at all scales from individual porphyry stocks (silver-gold) to the
Tolukuma epithermal vein (gold) system. These evaluations have highlighted and ranked in excess of 30 separate prospects with several at an advanced stage requiring major drilling and exploration. This exploration review establishes the basis for the aggressive
$11.0 million (A$15 million) exploration program.
In March 2006, work commenced in the Belavista prospect area consisting of ridge and spur soil sampling, trenching and creek mapping as a follow up of the discovery of intrusive (diorite) float with encouraging gold values from an inferred porphyry source. The most significant exposure to date is a vegetation anomaly (similar to the Tolukuma vegetation anomaly) on a prominent hill. Trenching and detailed sampling of this wider area has been conducted and interpretation of the results is in progress.
In fiscal 2006, work commenced on ridge and spur soil sampling, creek mapping and trenching at Ioma, also investigating a porphyry or intrusion related anomaly. Prospecting along extensive areas of the Oi and Milton Creeks encountered pervasive alluvial gold throughout and in perched alluvial banks but failed to realize significant zones of hydrothermal alteration to indicate a major primary mineralization source. Future work includes completion of soil lines and reconnaissance sampling of the Gira Circular
Structure as well as the Green Creek prospect in EL 1366 to the south and the Baranuma Prospect area in EL 1327 to the northwest of
Ioma.
Exploration tenements remain in good standing and our mine lease ML104, expires on August 29, 2012. Below is a summary of exploration licenses:
EL No
No of Sub blocks
Area under EL (sq km)
Status
Expiry date
580 68 230 current April 4, 2007
683 30 102 current April 3, 2007
894 75 254 current April 3, 2007
1264 75 254 current April 29, 2007
1271 564 1,909 current January 4, 2007
1284 58 196 under renewal April 18, 2006
1297 75 254 under renewal August 30, 2006
1327 146 494 current June 23, 2007
1352 275 931 under renewal October 18, 2006
1366 403 1,364 current January 4, 2007
1379 648 2,194 current May 3, 2007
Totals
2,417
8,183

Closed Operations

North West Operations

Overview

We owned 100% of the North West Operations through our wholly owned subsidiary, Buffelsfontein Gold Mines Limited, which in turn owns 100% of Hartebeestfontein Gold Mining Company Limited and Duff Scott Hospital (Pty) Limited. The consolidated mining operations of the North West Operations consisted of Buffels and Harties, which lie adjacent to each other within the Klerksdorp
Goldfield on the northwestern rim of the Witwatersrand Basin.

Since its inception in 1949, Buffelsfontein Gold Mines Limited has produced over 32 million ounces of gold, with 20,100 tons of uranium as a by-product.

Mining activity at Harties, including exploration, development and production dates back to 1949 with gold production from the area totaling over 38 million ounces, with uranium oxide, sulfuric acid, pyrite and silver being recovered as by-products.

On July 21, 2003, we entered into a 60-day review period on our North West Operations designed to restore the operations to profitability. An agreement was reached with all labor organizations and the process was completed on September 21, 2003, with approximately 3,000 employees retrenched and the placing of No. 6 Shaft of Harties on a “care and maintenance” program, effectively suspending the use of the asset. On March 16, 2004, we reopened the No. 6 Shaft at Harties to mine high grade areas on a selective basis.
We recalled approximately 800 employees previously retrenched from the North West Operations to man this shaft. On
February 18, 2004, we announced the closure of the No. 11 Shaft at Buffels after the revised work practices implemented based on the operational review proved to be unsustainable. As a result, approximately 1,000 employees were retrenched. The total cost of the
July 21, 2003 and March 16, 2004 retrenchments was $7.1 million.

With the continuing strength of the Rand and the decline in the Rand gold price, we entered into a 60-day review period at
Buffels at our North West Operations on June 26, 2004, in order to restore profitability. An agreement was reached with all the relevant parties early in August 2004 to close the No. 9 Shaft, but to keep the No. 10 and 12 Shafts in operation, on the condition that certain defined sustainability thresholds are met. This agreement resulted in the retrenchment of 120 employees at this mining operation during fiscal 2005, at a cost of R 3.7 million ($0.6 million). At October 31, 2004, approximately 600 employees were employed at No. 10 and 12
Shafts.
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
On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein proposed by S&J and accepted by the majority of Buffelsfontein creditors, including us, was approved and sanctioned by the High Court of South Africa. Buffelsfontein applied to the High Court for the lifting of its provisional liquidation which was granted on November 1, 2005.

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

The mines’ infrastructure included the shaft complexes, metallurgical plants, engineering workshops and its associated tailings dams. Buffels had mining title to 17,575 acres (7,113 hectares) and freehold title to 4,893 acres (1,980 hectares). Harties had mining title to 15,560 acres (6,297 hectares) and freehold title to 375 acres (152 hectares), all held in the name of Buffels. Buffels consisted of one mining license, ML4/2001 in respect of statutory mining rights, and one prospecting permit, RP54/2002 in respect of statutory mining rights and mineral rights held by Buffels.

Accommodation for staff was situated on the property as well as in the neighboring towns of Stilfontein and Klerksdorp. In addition to mining its lease area, Buffelsfontein operated and mined the adjoining Harties mineral rights areas and another area pursuant to royalty-based tribute agreements with Lucas Block Minerals Limited, a South African company, and Harties.

The average mining depth at Harties was 5,322 feet (1,622 meters), 961 feet (293 meters) below mean sea level and at Buffels was 6,099 feet (1,859 meters), 1,790 feet (546 meters) below mean sea level.

History

1949
Hartebeestfontein Gold Mining Company Limited, or Hartebeestfontein, was incorporated as a public company in South
Africa on June 20, 1949. The company is dormant and no longer trades.
1995
Buffelsfontein Gold Mines Limited was incorporated and registered as a public company in South Africa on September 20,
1995, under the name Camelian Investments (Pty) Limited. Camelian Investments changed its name to Buffelsfontein Gold
Mines Limited on December 29, 1995. As of December 31, 1995, Buffels acquired the assets and liabilities of the
Buffelsfontein mine division of Buffelsfontein Gold Mines Company Limited previously managed by Gencor Limited, a
South African mining company.
1997
We acquired Buffels on September 15, 1997.
1999
On August 16, 1999, Buffels acquired both the Harties business assets and Hartebeestfontein from Avgold Limited.
2003
On July 21, 2003, we entered into a 60-day review period of our North West Operations. The process was completed on
September 21, 2003, with approximately 3,000 employees retrenched at a cost of $6.5 million and the placing of certain infrastructure (No. 6 Shaft at Harties) on a “care and maintenance” program.
2004
In March 2004, the No. 6 Shaft at Harties was reopened to mine high grade areas on a selective basis. We recruited 800 staff previously retrenched to man this shaft.
In April 2004, the No. 11 Shaft at Buffels was closed as the shaft reached the end of its economic life. Approximately 1,000 employees were retrenched at a cost of $0.6 million.
In September 2004, the No. 9 Shaft at Buffels was closed as the shaft reached the end of its economic life.
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
Buffelsfontein applied to the High Court for the lifting of its provisional liquidation which was granted on November 1, 2005.
2006
On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein proposed by S&J and accepted by the majority of Buffelsfontein creditors, including us, was approved and sanctioned by the High Court of South Africa.
Buffelsfontein applied to the High Court for the lifting of its provisional liquidation which was granted on November 1, 2005.

Geology and Mineralization

Buffels and Harties, were predominantly underground operating mines located within a geographical region known as the
Witwatersrand Basin, that exploit gold bearing reefs consisting of Vaal Reef ore and surface sources from previously discarded low-grade rock dumps. The Vaal Reef is an oligomictic, quartz-pebble conglomerate no more than 20 inches (50 centimeters) thick. Gold is present throughout the reef horizon, but is concentrated on the bottom contact, where carbon commonly forms as a thin seam.
Buffels exploited the Vaal Reef, occurring within the Central Rand Group of the Witwatersrand Supergroup, at the base of the Strathmore formation. The bulk of Buffels Ore Reserves had been mined-out but the infrastructure is being used to access remnant reserves and blocks originally bypassed because of structural complexity. Access from the surface to the underground workings of the mine was through vertical and underground incline shafts. Mining of the reef took place in stope panels. Holes were drilled into the solid rock and were charged with explosives and blasted. The loosened rock was removed from the stope panels and was conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and conveyed to the metallurgical plant for gold extraction.
Similar to Buffels, Harties exploited the Vaal Reef within the Central Rand Group of the Witwatersrand Supergroup. Gold
production at Harties started in 1955 on the Vaal Reef. By the late 1990s the mine had reached a position where its life was dependent on the mining of shaft pillars and scattered remnants. Harties has been converted from a high-grade mine with a short life to a medium-grade mine with a longer life. This has been achieved in three stages, firstly, by the conversion of the previous owners' mine plan and operating method, secondly, by dropping the pay limits and putting in place a medium-term operational plan including the opening up of old mining areas for remnant mining, and thirdly, developing a sustainable life of mine plan that will be supported by areas not included in the previous owners' mining plan due to high pay limits.

Mining and Processing

Metallurgical processing facilities at the North West Operations included two operating plants. All the underground ore was processed by the Buffels or South Plant. All the surface material was processed in the North Plant previously known as the Low Grade
Gold Plant, or LGGP, with limited underground material. These plants had a combined operating capacity of 260,000tpm.
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
Environmental and Closure Aspects

Dust pollution was addressed through an active vegetation program and selective ridge plowing in areas marked for rehabilitation. The vegetation program for the tailings dams was preceded by a detailed scientific and site-specific evaluation of the tailings complex. Based on the results of geo-chemical analyses performed, the tailings medium was prepared for vegetation by the addition of lime to neutralize the natural acidic conditions and fertilizer. Vegetation was then established and care was taken to select species endemic to the area. A variety of species selected were then planted to ensure species diversity using either the leaching
(irrigation) or dry land method. Regular monitoring was conducted. To address dust pollution in unvegetated areas, in the short-term, the open surface areas on top of the tailings dam were ridge ploughed mechanically. This method significantly reduced dust re-suspension.
As an additional measure in inaccessible areas, environmentally friendly chemical and organic dust suppressants were employed, where necessary.

With the sale of Buffelsfontein to S&J, any liabilities or obligations in connection with the environmental rehabilitation of
Buffelsfontein, as well as the management and pumping of underground water are the responsibility of S&J. S&J will have the benefit, however, of drawing down against the rehabilitation trust fund which was transferred to the DME upon the provisional liquidation of
Buffelsfontein.

Prior Years’ Production

The following table details the operating and production results from the North West Operations for fiscal 2005 and fiscal 2004 noting that the fiscal 2005 results are represented up until March 22, 2005, the date that Buffelsfontein was placed into provisional liquidation:
Year ended June 30,
2005
1
2004
Production
Surface Operations
  Ore mined ('000 tons)..................................................................................................................................
976 1,647
  Recovered grade (oz/ton)............................................................................................................................
0.028 0.026
  Gold produced (ounces)..............................................................................................................................
27,328 43,180
Underground Operations
  Ore mined ('000 tons)..................................................................................................................................
1,088 1,834
  Recovered grade (oz/ton)............................................................................................................................
0.159 0.163
  Gold produced (ounces)..............................................................................................................................
172,522 298,681
Total ounces produced ................................................................................................................................ 199,850 341,861
Results of Operations ($)
Revenues ('000)............................................................................................................................................. 81,538 130,036
Production cost ('000) ................................................................................................................................... 100,695 134,465
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)
2
................................................................................................................... 504 393
Total cost per ounce of gold ($)
2
................................................................................................................... 630 441

Durban Deep

Overview

The Durban Deep mine was the original gold mine of the Group. Durban Deep is situated on the northern edge of the
Witwatersrand Basin immediately to the west of Johannesburg. Mining had been taking place within the lease area since the discovery of the Witwatersrand Goldfield in 1886 at nearby Langlaagte.

As of August 2000, we ceased all underground and open pit mining operations at Durban Deep. Following the withdrawal of our underground pumping subsidy, the deeper sections of the mine were flooded. On a combined basis, Durban Deep produced more than
37 million ounces of gold prior to the cessation of operations.

We concluded an agreement with M5 Developments (Pty) Limited, or M5, on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million ($0.2 million), was granted an option to acquire Durban Deep’s mine village for
R15.0 million ($2.2 million). The option lapsed on November 19, 2005. On the exercising of the option the option fee would be deemed part payment of the purchase consideration. If not, the option fee would be forfeited to us.

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We have since repudiated our agreement with M5 and have notified Rand Leases Properties Limited that we do not intend offering the property to them. Both parties have indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. To date we have received no service of legal process related to this matter
.
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
Item 5A: “Operating Results.”

Property

Durban Deep is located within the Central Witwatersrand Basin which stretches from Durban Deep in the west to ERPM in the east. Durban Deep is situated 9.3 miles (15 kilometers) west of Johannesburg and contains mining title to 14,262 acres (5,772 hectares)
and owns 3,667 acres (1,484 hectares) of freehold property. These include administrative buildings, hospital, recreation complexes, housing in both hostel and free-standing houses and a security complex. We have title to substantial land tracts on the outskirts of the City of Roodepoort, which is located in this section. We do not intend to convert our rights under the MPRD Act.

Mining and Processing

Five different ore bodies have been mined at Durban Deep. Ore was mined from outcrops at the surface down to a maximum depth of 9,200 feet (2,804 meters) and the reefs are known to persist to 13,000 feet (3,962.4 meters) below the surface within the lease area.

Environmental and Closure Aspects

Underground mining at Durban Deep ceased in August 2000. A detailed closure program was prepared and submitted to the
DME in December 2000. The drafting of the program was preceded by a comprehensive risk assessment process, during which both residual and latent environmental risks and impacts were identified and prioritized. The risks identified are currently being addressed in accordance with the closure program.

A revised closure program in the required format of the MPRD Act is in the process of being completed.

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

Durban Deep is located in the geographical area known as the Central Basin. There is no hydraulic continuity between the
Western Basin and the Central Basin. Underground water is of poor quality, containing heavy metals, sulphates and other pollutants. The
Central Basin water level is being maintained by pumping operations at ERPM, approximately 900 meters below surface.

We developed a program to progressively seal all potential ingress points at Durban Deep. During fiscal 2006, our rehabilitation and environmental closure efforts continued in pursuit of the objectives of the mine’s Environmental Management Program. A total of 41 hectares of additional vegetation was established on 2L24 Dump and, with the exception of Circular Shaft, all previously operational shafts have now been closed and filled. All plugs used have been approved by the DME which also performs periodic inspections during the sealing phase to monitor progress. However, despite these sealing programs, naturally occurring water conduits and other geological features which are not mine-related and may not be located on mine property will allow surface water, especially storm runoff, to reach underground aquifers. This will eventually cause water levels to rise.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for Durban Deep, in current monetary terms as at June 30, 2006, is $7.0 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the balance sheet. A total of $2.1 million has been contributed to the
Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

West Wits

Overview

We own 100% of West Witwatersrand Gold Holdings Limited, or WWGH, which held West Witwatersrand Gold
Mines Limited, or West Wits. We acquired the entire share capital of WWGH, as well as Consolidated Mining Corporation Limited's loan to WWGH, on April 1, 1996. We also acquired the entire issued share capital and the shareholders' claim and loan account of East
Champ d'Or Gold Mine Limited, a gold mining company with mining title in the West Rand. The mining assets were sold to Bophelo
Trading (Pty) Limited, subsequently renamed, Mogale Gold (Pty) Limited, or Mogale, during fiscal 2004, effectively leading to the closure of the mining operation.

West Wits is situated on the northern edge of the Witwatersrand Basin near the town of Krugersdorp to the west of
Johannesburg.

Property

West Wits was formed out of the northern section of Randfontein Estates located in the West Rand Goldfields, about 22 miles
(35 kilometers) west of Johannesburg, Gauteng Province. The mine is reached via the R28 Johannesburg-Krugersdorp highway.

West Wits also had rights to mine on three adjacent mining leases, namely, East Champ d'Or, West Rand Consolidated and
Luipaardsvlei. West Wits had mining title to 8,364 acres (3,790 hectares) and owns 72 acres (29 hectares) of freehold property on which all of its mining operations were situated. These rights were sold to Mogale during fiscal 2004.

The climate of the Highveld area (at an elevation of 5,249 feet (1,600 meters) above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees Fahrenheit (-
5 degrees Celsius) in June and July to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and January.

West Wits has entered into an agreement with Randfontein Estates Gold Mines Limited (represented by Harmony Gold) and
Atomaer (Pty) Limited, for the establishment of a regional underground water management vehicle. The ultimate objective of this initiative is to collectively collect, process and report environmentally sensitive information relating to the impact of underground water seepage on to surface to DWAF. It has set itself the objective of putting in place the requisite infrastructure and technology to establish a commercially self-sustainable entity to extract underground water, treat the same and to dispose of it either for commercial or agricultural use. Representations to DWAF to allow the treatment and disposal of water on commercial terms were favorably received.

An integrated water management process for this area is important, both from the perspective of optimizing natural water resources, considering the predominantly dry climate of South Africa, and also from an environmental perspective – a program that captures and treats underground water before it decants into the Tweelopiesspruit area and the Krugersdorp Game Reserve (which is just upstream from the Sterkfontein Caves system) is in place. If the above initiatives fail and the ingress of water and the subsequent flooding into sensitive areas occur, and to the extent that liability is attributed to us, and not only to West Wits, the amounts involved could be significant.

History

1967
West Wits was incorporated and registered as a public company in South Africa on December 21, 1967.
1996
We acquired the entire share capital of West Wits on April 1, 1996.
2000
All mining ceased at West Wits in August 2000.
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
2005
West Wits entered into an agreement with Randfontein Estates Gold Mines Limited and Atomaer (Pty) Limited, for the
establishment of a regional underground water management vehicle.

Mining and Processing

In August 2000, we decided to cease all operations at both the underground and open pit operations at West Wits. This decision was taken after the South African government withdrew the water pumping subsidy. Without the subsidy, mining at West Wits became prohibitively expensive. The mining operation is an agglomeration of old mines on the Randfontein Basin separated from the main part of the Witwatersrand Basin by a geological structure known as the Witpoortjie Horst. Over fifteen different gold-bearing pebble horizons have been mined. Ore has been mined from outcrops at the surface down to a maximum depth of 5,900 feet (1,798.3 meters).

West Wits mined the Livingston Reef package, locally known as the East Reef. It comprises a 100-foot thick package of conglomerates and quartzites dipping at an average of 18 degrees. The combined West Wits produced more than 1.0 million ounces of gold since inception, before the cessation of underground and open-pit operations at the end of August 2000. Subsequent to the cessation of mining operations, the metallurgical plant at West Wits was taken over by Crown for the processing of sand dumps only.

Environmental and Closure Aspects

Underground mining at West Wits ceased as of August 2000. We are required to affect environmental closure at West Wits although certain aspects of this have been assumed by Mogale. Commensurate with the decision to close these operations, a detailed closure program was prepared and submitted to the DME in December 2000. The drafting of the program was preceded by a comprehensive risk assessment process, during which both residual and latent environmental risks and impacts were identified and prioritized. The risks identified are currently being addressed by the West Wits, in accordance with the closure program submitted to the
DME. In order to mitigate the impact of windblown dust from dormant tailings dams in proximity to surrounding communities, dust monitoring and mitigating measures are implemented as required. These surface deposits have been purchased by Mogale, who are actively prospecting to determine mining potential and are therefore not being vegetated at present.

Shaft rehabilitation is continuing. This will in effect reduce the ingress of surface water to the groundwater system.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for West Wits, in current monetary terms as at June 30, 2006, is $1.6 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the balance sheet. A total of $1.8 million has been contributed to the
Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Legal Proceedings

Securities class action

On June 13, 2005, a securities class action was filed in the United States District Court for the Southern District of New York
against us and two of our officers. Since then, four nearly identical securities class action complaints have been filed against us and the same officers. The cases have been consolidated and a consolidated amended complaint has been filed. To date, neither us, nor the individual defendants have been formally served with any complaint regarding these matters.

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
Based on our review of the complaints, we believe the lawsuits are without merit and intend to vigorously defend ourselves and our officers named in the complaints. Our attorneys have filed an application to dismiss the plaintiffs’ case. We are currently awaiting direction from court on a date to present argument on the application, if the judge decides to hear oral argument, or for a ruling on the application, should he decide not to hear argument.
Invalid Issuance of Ordinary Shares in Connection with the Rawas Acquisition
During the months of July and October of 1999, we issued and allotted a total of 8,282,056 ordinary shares to Rothschild
Nominees Pty Limited, Maxidrill Pty Limited, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Limited,
Rio Tinto Rawas Holdings Limited, Continental Goldfields Limited, Consolidated African Mines Limited, JCI (Isle of Man) Limited,
Weston Inv. Limited and Consolidated African Mines Australia Pty Limited, all of which were creditors of Laverton or Laverton subsidiaries, below the average stated capital price. At the time, our then executive chairman, Mr. R.A.R. Kebble, was a director of
Laverton Gold NL and JCI Gold Limited. These ordinary shares were ostensibly issued pursuant to the planned acquisition of Rawas, a gold mine located in Indonesia, in consideration for, or in anticipation of receiving, shares in and claims against various companies with ownership interests in Rawas and its mining rights. Evidence came to light revealing that the ordinary shares were issued without our legal authority and suggesting that this occurred as a result of a transaction entered into for the benefit of certain third parties. However, because of subsequent trades, splits and consolidations, it was no longer possible to distinguish the affected shares from all of the other ordinary shares resulting in their identity being lost. This meant that it was no longer possible to identify the invalidly issued shares or their holders. Accordingly, it was not possible to remove these invalidly issued shares from our members' register. Under the South
African Companies Act, 1973 (as amended), the High Court of South Africa is permitted to validate an invalid share issuance. During a shareholders' meeting in 2002, our shareholders, by special resolution, resolved to ratify the share issuance. We subsequently made an application to the High Court of South Africa to validate the invalid issuance. This application was successful and the High Court validated the issuance in July 2002.

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

We instituted a separate action in Australia on the December 12, 2003 against Mr. C. Mostert, Mr. J. Stratton, Continental Gold
Fields Limited, CAM Australia, (Pty) Limited, Weston Investments (Pty) Limited, CAM Jersey Limited, and JCI (Isle of Man) Limited
for:
•
R67,942 ($10,827) being the costs of issuing our shares;
•
R77.0 million ($12.3 million) being profits made by third parties who were issued our shares at the time; and
•
R4.7 million (0.8 million) being costs incurred to validate the shares invalidly issued.
Pleadings in these matters have closed. Attempts at settling this case with JCI have failed. We are currently awaiting the allocation of a trial date which has not yet been set by the High Court of South Africa.

The Supreme Court in Western Australia has ordered the dispute to be submitted to mediation before a mediation registrar.

Liquidation of Buffelsfontein

On March 22, 2005, Buffelsfontein (which owns the North West Operations) was placed under provisional liquidation after an earthquake damaged its No. 5 Shaft. Buffelsfontein had up until the date of provisional liquidation, maintained the underground water levels in the area by pumping water from underground to surface at three of its own shafts, as well as the Margaret Shaft of the neighboring Stilfontein Gold Mines Limited, or Stilfontein. The latter arrangement occurred in terms of an agreement entered into in 1992 between Stilfontein and Hartebeestfontein Gold Mines Limited, or Hartebeestfontein. Hartebeestfontein became a wholly-owned subsidiary of Buffelsfontein when Buffelsfontein subsequently acquired Hartebeestfontein.

In April 2005, AngloGold Ashanti Limited, or AngloGold Ashanti, brought proceedings before the High Court of South Africa for an order to compel us to continue with the pumping operations after it was announced that Buffelsfontein had been placed into provisional liquidation. Relief was also sought against the relevant government departments to either assume responsibility for, or contribute to the pumping of underground water. These proceedings were postponed after the DWAF issued various directives under
Section 19 of the Water Affairs Act against us, the provisional liquidators of Buffelsfontein, Harmony Gold, AngloGold Ashanti and
Stilfontein to continue with pumping operations and to contribute to pumping costs in equal shares. A total of three directives have been issued, the last of which expired on October 21, 2005.

On October 6, 2005, we entered into an agreement with S&J for the sale of our shareholding in Buffelsfontein subject to certain conditions and approval by the High Court of South Africa. These conditions included indemnifying us against any liabilities or obligations that could arise relating to environmental rehabilitation and the management and pumping of underground water. The proposed scheme of arrangement was conditional upon DWAF agreeing to substitute us with S&J to the extent that DWAF envisaged imposing further responsibility on us. On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein proposed by
S&J and accepted by the majority of Buffelsfontein creditors, including us, was approved and sanctioned by the High Court of South
Africa. Buffelsfontein applied to the High Court for the lifting of its provisional liquidation which was granted on November 1, 2005.

In terms of the DWAF directives, subsequent to the provisional liquidation of Buffelsfontein, we incurred pumping costs of approximately R8.2 million ($1.3 million).

Other Proceedings

In 2000 we became aware of certain irregular transactions and we are currently pursuing the recovery of losses resulting from these irregular transactions through legal claims.

The Supreme Court of Western Australia has ordered all parties to submit to mediation their dispute to be held before a mediation registrar. The following actions are to be mediated:
•
On June 12, 2002, DRD Australasia Aps and DRD Australia Pty Limited instituted proceedings against Mr. J. Stratton in the
Supreme Court of Western Australia for payment of A$3.3 million ($1.9 million) plus interest in respect of dishonestly assisting
Mr. C. Mostert in making payments referred to below and receiving part of the proceeds of these wrongful actions.
•
On May 3, 2003, DRD Australasia Aps instituted proceedings against Mr. C. Mostert, Newshore Nominees (Pty) Limited and
Mr. R. Bryer in the Supreme Court of Western Australia for payment of A$378,000 ($238,560) in respect of undue payments made to Newshore Nominees (Pty) Limited.
•
On June 7, 2002, we instituted action against Mr. C. Mostert, Mr. J. Stratton, Advent Investors (Pty) Limited, Leadenhall
Australia Limited, Noble Investments (Pty) Limited and Mr. T. Lebbon for unauthorized and undue payment of A$5.9 million
($3.4 million) in connection with the purchase of 11,150,000 shares, of Continental Goldfields Limited, a publicly traded company in Australia.
•
In March 21, 2003, DRD Australasia Aps and DRD Australia (Pty) Limited instituted action against Mr. C. Mostert in relation to the over payment to Goldspark Limited of A$260,000 ($0.2 million) pursuant to an agreement for the purchase of 7,140,000 shares in Dome from Goldspark Limited as well as an undue and unauthorized payment to Transit Securities Inc of
A$2.0 million ($1.2 million).

Mr. M. Silver and Fairchoice Limited have brought an action against us and Dome in the Supreme Court of New South Wales,
Australia seeking to enforce a contract under which Dome agreed to pay, and we agreed to guarantee, a payment of $475,000 to Mr. M.
Silver upon his retirement from the board of directors of Dome. Mr. M. Silver retired from Dome's board of directors in May 2000. The contract was also entered into in May 2000. However, we believe that this contract is not enforceable as it was not authorized by our directors or shareholders nor was it authorized by Dome's directors or shareholders. Therefore, we and Dome have not made any payment to Mr. M. Silver. We believe that this action is without merit and will continue to vigorously defend against it. The trial on the matter was heard on April 4 and 15, 2005 and September 12 to 14, 2005. At this stage it is not certain when judgment will be delivered.

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

On April 22, 2002, we issued a summons in the High Court of Johannesburg against JCI Limited and CAM Limited for payment of R21.6 million ($3.4 million) plus interest for option fees on shares that we held in Randgold & Exploration Limited, and in respect of which we extended an option to purchase to JCI Limited and CAM Limited against payment of an agreed option fee, plus a further claim for the reimbursement of costs, totaling R3.0 million ($0.5 million) which we had incurred on behalf of the defendants in the attempted corporate reconstruction of Western Areas Limited and Randfontein Estates Gold Mine Limited. The matter was heard on August 30,
2004. At this date partial settlement of certain small claims related to the larger JCI Limited and CAM Limited claim, to the value of R2.4 million ($0.4 million), was awarded to us by the High Court of Johannesburg. On October 21, 2004, the High Court of Johannesburg
ordered JCI Limited and CAM Limited to pay us an amount of R35.7 million ($5.5 million), plus interest and costs, including the costs of two of our legal counsel. JCI Limited’s and CAM Limited’s counterclaim to recover the earlier part-payment was also dismissed with costs. JCI Limited and CAM Limited made an application to the High Court of Johannesburg for leave to appeal, which was rejected. In fiscal 2005, we received full payment of this claim.

On September 23, 2002, we and Harmony Gold Mining Company Limited, another South African gold mining company, filed a complaint with the South African Competition Commission against Mittal Steel (previously Iscor), a South African steel producer. The complaint alleges that Mittal is abusing its dominant position by charging excessive prices for its local flat steel products and providing inducements for steel purchasers to refrain from importing competing steel products. The Competition Commission dismissed our claim, and the matter has since been referred to the Competition Tribunal, who has the authority to overrule the determination of the commission. Evidence by a number of witnesses was adduced before the Competition Tribunal during March and April 2006 and the matter was set down for November 29 and 30, 2006, for argument. At the Tribunal all parties presented their arguments and the Tribunal will reserve judgment to be delivered on a later date.
On August 2, 2006 and September 4, 2006, two virtually identical applications were brought against the Company and its directors for relief under the MPRD Act, by the Legal Resources Centre on behalf of the residents of two communities, Davidsonville and
Kagiso, who reside adjacent to tailings deposition sites of the now dormant Durban Deep mine, and at West Wits mine, respectively.
Whilst no financial compensation is sought, the communities are seeking orders for the revision of the EMPs of both sites, and for the sites to be rehabilitated and closed in accordance with the standards of the MPRD Act. Whilst we are challenging the sustainability of the legal basis on which the claims have been brought, as well the extent of the relief sought we have:
•
In respect of the Davidsonville action, accelerated certain rehabilitation measures which would effectively address dust issues;
and
•
In respect of Kagiso, engaged the new owners of deposition sites, Mogale who recognize these tailings as an inferred resource, in discussion to and in collaboration with us, implement interim dust suppression measures pending Mogale’s initiatives to obtain prospecting and mining permits for these sites.

We concluded an agreement with M5 on July 21, 2005, pursuant to which M5, against payment of a non-refundable fee of R1.5 million
($0.2 million), was granted an option to acquire Durban Deep’s mine village for R15.0 million ($2.2 million). On November 18, 2005,
M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by
Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We have since repudiated our agreement with M5 and have notified Rand Leases Properties Limited that we do not intend offering the property to them. Both parties have indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. To date we have received no service of legal process related to this matter
.
ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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
• Operating results:
-
Business overview, a general description of our business.
-
Key drivers of our operating results and principal factors affecting our operating results, a general description of the principal uncertainties and variables facing our business and the primary factors that have a significant impact on our operating performance.
-
Recent acquisitions and dispositions, a description of the recent acquisitions and other transactions that have impacted, or will impact, our performance.
-
Key financial and operating indicators, a presentation of the key financial measures we use to track our operating performance.
-
Application of critical accounting policies, a discussion of accounting policies that require critical judgments and estimates.
-
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

5A. OPERATING RESULTS

Business overview
We are a gold mining company engaged in underground and surface gold mining, including exploration, extraction, processing and smelting. We have operations comprising underground and open-pit mining and surface retreatment operations, including the requisite infrastructure and metallurgical processing plants. Our operations are located in South Africa, Papua New
Guinea and Fiji. We divide our worldwide operations into two geographic regions, based on revenue generated from the location of the seller, as follows:
•
South Africa comprising the deep-level Blyvoor and ERPM operations, in addition to the Crown surface retreatment operation.
•
Australasia comprising Tolukuma, a 20% interest in the unincorporated Porgera Joint Venture, or Porgera, and
Vatukoula.

In fiscal 2006, the South African Operations accounted for 60% of our attributable production, 76% of our Ore Reserves, a
$16.3 million net loss after tax and 28% of our total assets. The Australasian Operations accounted for 40% of our production, 24% of our Ore Reserves, a net loss after tax of $10.3 million and 72% of our total assets.

Exploration activities are undertaken in South Africa, Papua New Guinea, Fiji and Australia.

From 1895 to 1997, our principal mining operation was the Durban Deep mine. Up to 1999, our general growth strategy was to acquire existing under-performing mines in South Africa at relatively low acquisition costs, and turn them into profitable business units by introducing low-cost mining methods and reducing costs through employing our experience in managing marginal gold mines to more efficiently utilize existing infrastructures. Since 1999 our focus has been to expand our operations outside of South Africa by acquiring lower cash cost and higher margin mines than those in South Africa, through the acquisition of Tolukuma, our 20% interest in Porgera and our 78.9% interest in Emperor (Vatukoula).
An increase in revenue, offset by increased operational costs and a profit arising from our offshore restructuring has resulted in an improvement in our results for fiscal 2006 in comparison to fiscals 2005 and 2004. In fiscal 2006, there was a notable increase in our mining assets, following the acquisition of Crown, ERPM and Emperor, as well as $41.0 million spent on capital expenditure during the year. Our working capital deficit in fiscal 2006 has, however, increased primarily as a result of the classification of the
Senior Convertible Notes as current liabilities.

As at June 30, 2006, we had Ore Reserves of approximately 8.8 million ounces, compared to 5.6 million ounces as at
June 30, 2005.

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
In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities. The demand for and supply of gold may affect gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices.
The following table indicates the movement in the Dollar gold spot price for the 2006, 2005 and 2004 fiscal years:
2006 fiscal year
2005 fiscal year
% increase
Opening gold spot price on July 1,................................... $437 per ounce $396 per ounce 10%
Closing gold spot price on June 30, ................................. $599 per ounce $437 per ounce 37%
Lowest gold spot price during the fiscal year................... $418 per ounce $387 per ounce 8%
Highest gold spot price during the fiscal year.................. $726 per ounce $454 per ounce 60%
Average gold spot price for the fiscal year ...................... $526 per ounce $421 per ounce 25%
2005 fiscal year
2004 fiscal year
% increase
Opening gold spot price on July 1,................................... $396 per ounce $346 per ounce 14%
Closing gold spot price on June 30, ................................. $437 per ounce $396 per ounce 10%
Lowest gold spot price during the fiscal year................... $387 per ounce $343 per ounce 13%
Highest gold spot price during the fiscal year.................. $454 per ounce $427 per ounce 6%
Average gold spot price for the fiscal year ...................... $421 per ounce $389 per ounce 8%

2004 fiscal year
2003 fiscal year
% increase
Opening gold spot price on July 1,................................... $346 per ounce $315 per ounce 10%
Closing gold spot price on June 30, ................................. $396 per ounce $346 per ounce 14%
Lowest gold spot price during the fiscal year................... $343 per ounce $302 per ounce 14%
Highest gold spot price during the fiscal year.................. $427 per ounce $382 per ounce 12%
Average gold spot price for the fiscal year ...................... $389 per ounce $334 per ounce 16%
A significant upward trend in the Dollar gold price has been noted over the past three fiscal years. Our production has been sourced from our South African Operations and Australasian Operations, therefore during those three fiscal years, the impact of the relevant exchange rates has been significant on our operating results. The average gold price in Rand and Australian Dollars has shown the following movements:
•
Rand gold price (based on average prices for the year) has moved from R2,684 per ounce, in fiscal 2004, to R2,619 per ounce in fiscal 2005 (a 2% decrease from fiscal 2004) and R3,381 per ounce in fiscal 2006 (a 29% increase from fiscal
2005).
•
Australian gold price (based on average prices for the year) has increased from A$545 per ounce, in fiscal 2004, to
A$562 per ounce in fiscal 2005 (a 3% increase from fiscal 2004) and A$705 per ounce in fiscal 2006 (25% increase from fiscal 2005).

Gold production and production costs
Attributable gold production from our continuing operations, totaled 527,401 ounces during fiscal 2006, in comparison to
569,036 ounces in fiscal 2005, and 588,088 ounces in fiscal 2004. The North West Operations (our discontinued operation) recorded production of 199,850 in fiscal 2005 and 341,861 in fiscal 2004.

Our costs and expenses consist primarily of production costs, royalties and depreciation and amortization. Production costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of gold. Labor is the largest component of production costs, constituting 35% of production costs for fiscal 2006, as the majority of our mining operations are deep level underground mines which are more labor intensive.

At our continuing South African Operations (including our attributable share of production from our associates), production decreased from 329,972 ounces in fiscal 2004, produced from 10.6 million tonnes milled at an average yield of 1.97g/t, to 251,902 ounces in fiscal 2005, produced from 9.8 million tonnes milled at an average yield of 0.80g/t, and then increased to 315,976 ounces produced from 12.3 million tonnes milled at an average yield of 0.80g/t in fiscal 2006. During fiscal 2006, the average Rand gold price strengthened by 28%, in comparison to a declining average Rand gold price recorded over the preceding two fiscal years. This created an opportunity to mine ore grades that were previously seen to be unprofitable. During fiscal 2005, our South African
Operations increasingly focused on mining higher grade ore panels, to achieve an increased yield from the tonnages milled, as a result of the declining Rand gold price experienced at that time. Blyvoor produced 159,693 ounces from 4.3 million tonnes milled at an average yield of 1.15g/t in fiscal 2006, in comparison with 161,878 ounces from 3.5 million tonnes milled at an average yield of
1.43g/t in fiscal 2005 and 233,094 ounces, produced from 3.1 million tonnes milled at an average yield of 2.33g/t in fiscal 2004. The decrease in the grade noted in fiscals 2006 and 2005 was due to a decision taken to move out of seismically active areas, resulting in lower grades being mined. Crown produced 75,959 attributable ounces from 6.2 million attributable tonnes milled at an average yield of 0.38g/t in fiscal 2006, in comparison with 45,424 attributable ounces from 3.6 million attributable tonnes milled at an average yield of 0.40g/t in fiscal 2005 and 51,982 attributable ounces, produced from 4.1 million attributable tonnes milled at an average yield of
0.40g/t in fiscal 2004. ERPM produced 80,324 attributable ounces from 1.8 million attributable tonnes milled at an average yield of
1.37g/t in fiscal 2006, in comparison with 44,600 attributable ounces from 0.9 million attributable tonnes milled at an average yield of
1.55g/t in fiscal 2005 and 44,896 attributable ounces, produced from 0.3 million attributable tonnes milled at an average yield of
4.41g/t in fiscal 2004. The fiscal 2006 production at Crown and ERPM represents 100% of the production from December 1, 2005: Prior to this date we owned 40% of Crown and ERPM.

At our Australasian Operations (including our attributable share of production from our associate) production increased from
258,116 ounces in fiscal 2004, produced from 1.1 million tonnes milled at an average yield of 7.06g/t, to 317,134 ounces, produced from 1.6 million tonnes milled at an average yield of 6.07g/t in fiscal 2005, and then decreased to 211,425 ounces, produced from 1.5 million tonnes milled at an average yield of 4.53g/t in fiscal 2006. Our 20% interest in Porgera contributed 128,238 attributable ounces in fiscal 2006, produced from 1.1 million attributable tonnes milled at an average yield of 3.64g/t, in comparison with
195,394 attributable ounces, produced from 1.2 million attributable tonnes milled at an average yield of 5.06g/t in fiscal 2005 and
147,475 attributable ounces, produced from 0.9 million attributable tonnes milled at an average yield of 4.87g/t in fiscal 2004
(acquired October 14, 2003). The decrease in fiscal 2006 was due to structural challenges experienced in the west wall cutback, resulting in delayed production. Tolukuma has performed poorer in fiscal 2006, producing 54,790 ounces from 0.2 million tonnes milled at an average yield of 8.83g/t, in comparison with 76,314 ounces from 0.2 million tonnes milled at an average yield of 11.25 g/t in fiscal
2005 and 85,715 ounces from 0.2 million tonnes milled at an average yield of 13.60g/t in fiscal 2004. This was due to poor weather conditions preventing continuous freight movement to the mine site by helicopter, ultimately resulting in several plant shutdowns and underground flooding caused by heavy rainfall during fiscal 2006. Vatukoula also performed poorer in fiscal 2006, producing 28,397 attributable ounces from 0.2 million attributable tonnes milled at an average yield of 5.49g/t, in comparison with 45,426 attributable ounces from 0.2 million attributable tones milled at an average yield of 6.63 g/t in fiscal 2005 and 24,926 attributable ounces from
0.1 million attributable tonnes milled at an average yield of 6.83g/t in fiscal 2004. Implementation of Vatukoula’s new Accelerated
Development and Training Program, or ACDTP, involved a temporary shutdown of the mine on April 20, 2006, and a gradual start-up early in June 2006. Consequently, gold production for the fourth quarter was 88% lower than that of the comparative period in fiscal
2005. The ACDTP has been designed to introduce flexibility to production areas, improve infrastructure and increase the productivity of the workforce. The plan includes development of higher grade areas at Philip Shaft and upgrading of associated shaft infrastructure. In addition, the entire workforce will undergo comprehensive assessment, re-skilling and retraining. The fiscal 2006 production at Vatukoula represents 100% of the production from April 6, 2006; prior to this we owned 39.52% (2005: 45.33% and 2004: 19.78%).

Due to the accessibility of the Ore Reserves at our Australasian Operations and the high yield per tonne milled, these operations produced at a cash cost
1
of $421 per ounce and a total cost
2
of $473 per ounce in fiscal 2006, compared with our South African
Operations that produced at a cash cost of $482 per ounce and a total cost of $579 per ounce in fiscal 2006.

General economic factors
As at November 30, 2006, we have six operations in three countries (South Africa, Papua New Guinea and Fiji), and we are
exposed to a number of factors, which could impact on our profitability, resulting from exchange rate fluctuations, inflation and other risks relating to these specific countries. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations
For the year ended June 30, 2006, approximately 61% of our total revenues were generated in South Africa, and approximately 39% of our total revenues were generated from our Australasian Operations. Most of our production costs, therefore, are denominated in local currencies, such as the South African Rand, the Papua New Guinean Kina and the Fiji Dollar. In fiscal 2006, we derived 100% of our revenues in Dollars and incurred approximately 80% of our production costs in these local currencies. Fiscal
2006 was marked by more consistency in the Dollar, leading to a weakening in the Rand-Dollar exchange rate, which accounted for a
$16 per ounce, or 3%, decrease in cash costs per ounce for our South African Operations from fiscal 2005 to fiscal 2006. This follows the trend noted in fiscal 2005 which was marked by a stabilization of the prior year trends of the weakening of the Dollar against the
Rand. However, in fiscal 2005, this currency movement still accounted for approximately $4 per ounce, or 6%, of the total increase in cash costs per ounce for our South African Operations from fiscal 2004. As the price of gold is denominated in Dollars and we realize our revenues in Dollars, the depreciation of the Dollar against these local currencies reduces our profitability, whereas the appreciation of the Dollar against these local currencies increases our profitability. Based upon average rates during the respective years, the Rand weakened by 3% against the Dollar in fiscal 2006 compared to fiscal 2005 and strengthened 10% from fiscal 2004 to fiscal 2005. This has led to an effective increase of 4% in the average Rand gold price in comparison to June 30, 2005 and a decrease of 10% in fiscal
2005, compared to fiscal 2004. The Kina, based on average rates in the respective fiscal years, weakened by 7% against the Dollar in fiscal 2006 compared to fiscal 2005 and strengthened by 4% in fiscal 2005 compared to fiscal 2004. The Australian Dollar, based on average rates in the respective fiscal years, strengthened by 1% against the Dollar in fiscal 2006 compared to fiscal 2005 and weakened by 5% in fiscal 2005 compared to fiscal 2004, respectively.

As a predominantly unhedged gold producer we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements of the Rand, Kina, Fiji Dollar and Australian Dollar. If
revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our operations or to continue the development of some or all of our projects. Our weighted average total costs per ounce for the continuing operations of our subsidiaries, as well as Porgera, was
$525 per ounce of gold produced in fiscal 2006, $449 per ounce in fiscal 2005 and $418 per ounce in fiscal 2004. The average gold price received, from continuing operations, was $531 per ounce in fiscal 2006, $423 per ounce in fiscal 2005 and $393 per ounce in fiscal 2004.

In addition, to fund local operations and comply with South African exchange controls, we hold funds in local currencies, such as the Rand, Kina, Fiji Dollar and Australian Dollar. The Dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, our cash and cash equivalents reported in Dollars could change. At June 30, 2006, approximately 52% of our cash and cash equivalents (including restricted cash), being $35.3 million, were held in such currencies, compared with 64%, or
$14.8 million, at June 30, 2005, and 66%, or $14.8 million, at June 30, 2004.
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
Results.”

Effect of inflation
In the past, our operations have been materially adversely affected by inflation. As we are unable to control the prices at which our gold is sold, if there is a significant increase in inflation in South Africa, Papua New Guinea and Fiji, without a concurrent devaluation of the local currency or an increase in the price of gold, our costs will increase, negatively affecting our operating results.

The movement in the Rand/Dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate, as measured by the South African Consumer Price Index, or CPIX, are set out in the table below:
Year ended June 30,
2006
(%)
2005
(%)
2004
(%)
The average Rand/Dollar exchange rate weakened/(strengthened) by 3.3 (9.8) (23.9)
Less: CPIX (inflation rate)............................................................................................................. 4.3 3.5 4.8
Net effect .......................................................................................................................................
(1.0) (13.3) (28.7)
The South African CPIX inflation rate has increased in fiscal 2006, following a decreasing trend noted from fiscal 2004 in comparison to historical trends. However, historically the effect of the movements in the exchange rate has exacerbated the effect on profitability experienced as a result of the movement in the CPIX inflation rate, as illustrated above.

The movement in the Kina/Dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the Papua New Guinea CPIX, are set out in the table below:
Year ended June 30,
2006
(%)
2005
(%)
2004
(%)
The average Kina/Dollar exchange rate weakened /(strengthened) by 6.6 (3.9) (13.7)
Less: CPIX (inflation rate)............................................................................................................. 1.9 0.9 1.9
Net effect .......................................................................................................................................
4.4 (4.8) (15.6)
The Papua New Guinea CPIX inflation rate has been reasonably consistent from fiscal 2004 to fiscal 2006. However, historically the strengthening of the Kina against the Dollar has exacerbated the effect on profitability experienced as a result of the movement in the CPIX inflation rate.

The movement in the Fiji Dollar/Dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the Fiji Island Bureau of Statistics, are set out in the table below:
Year ended June 30,
2006
(%)
2005
(%)
2004
(%)
The average Fiji Dollar/Dollar exchange rate weakened /(strengthened) by 1.6 (4.9) (12.5)
Less: CPIX (inflation rate)............................................................................................................. 2.0 2.8 1.3
Net effect .......................................................................................................................................
(0.4) (7.7) (13.8)
The Fiji CPIX inflation rate has decreased in fiscal 2006 following an increase in fiscal 2005 compared to fiscal 2004, with significant movements in the exchange rate noted in fiscals 2005 and 2004.
South African political, economic and other factors
We are a South African company with a large portion of our operations in South Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally. South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for companies and individuals have been incrementally relaxed. It is, however, impossible to predict when the South African Government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African
Reserve Bank. For a detailed discussion of exchange controls, see Item 10D.: “Exchange controls.”

On May 1, 2004, the MPRD Act became effective. Prior to the introduction of the MPRD Act, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Now, all mineral rights have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights need to be converted to new order rights of use within certain prescribed periods. We have submitted certain applications in this regard. This process is described more fully under Item 4B.: “Business Overview – Governmental regulations and their effects on our business - South Africa – Common Law Mineral Rights and Statutory Mining Rights.”

Papua New Guinea and Fiji political, economic and other factors

Our operations based in Papua New Guinea and Fiji are also subject to political and economical uncertainties, including the risk of civil rebellion, expropriation, nationalization, renegotiation of existing contracts, mining licenses and permits, changes in laws or taxation policies, currency exchange restrictions and international monetary fluctuations.

To enable cash surpluses from Papua New Guinea companies to be applied to entities in Australia or Fiji, the exchange control and taxation regimes of Papua New Guinea must be complied with. If a Papua New Guinea operating company is to lend money to, borrow money from or pledge security to, for or on behalf of an Australian or Fiji entity an approval will be required from the Papua New Guinea Central Bank. Whether that approval is granted depends on the precise nature and terms of the proposed transaction. The Papua New Guinea Central Bank does not provide prospective rulings. Before any funds can be remitted out of Papua
New Guinea over a limit of Kina 200,000 in any one calendar year a tax clearance must be obtained from the Internal Revenue
Commission of Papua New Guinea. This applies to both the remittance of declared dividends and the remittance of advanced funds. If the Papua New Guinea operating company has outstanding filings or taxes due, the approval will be withheld until the taxation affairs are put in order. There is a dividend withholding tax on funds remitted out of Papua New Guinea as dividends and if funds are borrowed from overseas a withholding tax on interest. There are certain special arrangements applicable to borrowings by mining companies and if structured appropriately the Papua New Guinea operating entities might be able to avail themselves of certain exemptions from interest withholding tax. The Papua New Guinea requirements will be additional to any requirements of Fiji or
Australian authorities on the other end of any intercompany transaction.

Due to a change in Fijian tax legislation, a withholding tax is now payable on interest on intercompany loans.

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

On November 16, 2005, we concluded a sale and purchase agreement with Emperor, in terms of which Emperor acquired our wholly owned subsidiary, DRD (Isle of Man), which in turn holds our Papua New Guinea assets, comprising a 20% interest in the
Porgera Joint Venture, a 100% interest in Tolukuma and all of the exploration tenements in Papua New Guinea. Implementation of the transaction required the restructuring of our offshore operations, whereby DRD (Isle of Man) transferred the following material assets to our new wholly owned subsidiary, DRD (Offshore) on January 1, 2006:
•
our 39.52% (previously 45.33%) interest in Emperor;
•
our 50.25% interest in Net-Gold Services; and
•
our rights and obligations of a $7.6 million (A$10.0 million) convertible loan facility, which DRD (Isle of Man) advanced to
Emperor, in terms of which we can elect to convert such debt facility into additional Emperor shares at $0.23 (A$0.30) per
Emperor share.

On March 31, 2006, we sold DRD (Isle of Man) to DRD (Offshore) and on April 6, 2006, DRD (Offshore) sold DRD (Isle of
Man) to Emperor. The purchase consideration of $237.3 million was subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD (Isle of Man) between October 1, 2005, which was the effective date, and completion of the transaction on April 6, 2006. The purchase consideration was settled by the issue of 751,879,699 new Emperor shares at $0.266 per share (valued at $200.0 million) to DRD (Offshore), a cash consideration of $32.3 million and a short-term loan provided by DRD
(Offshore) to the value of $5.0 million.

This transaction was accounted for as a reverse acquisition of Emperor by DRD (Isle of Man). The transfer of DRD (Isle of
Man) to Emperor was negotiated in conjunction with the Company obtaining control of Emperor, therefore the sale and purchase transactions could not be separated and are accounted for as one transaction. The transaction has been accounted for by the Company as a partial sale of DRD (Isle of Man) and a partial acquisition of Emperor. Accordingly a profit has been recognized by the Company on the portion of DRD (Isle of Man) sold to minority shareholders. The Company has revalued the assets and liabilities of Emperor to the extent acquired and has revalued the assets and liabilities of DRD (Isle of Man) to the extent that DRD (Isle of Man) was acquired by the minority shareholders at the date of acquisition. The purchase consideration is the fair value of the assets transferred to Emperor and the fair value of the additional interest acquired in Emperor.

On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine has been placed on a care and maintenance program.
On July 6, 2005, we signed a Memorandum of Understanding with our black economic empowerment partner KBH, regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations, with the intention to bring us into full compliance with the 10-year, 26% black economic empowerment equity requirement as stipulated in the Mining Charter. On October 27, 2005, our board of directors approved the black economic empowerment transaction. In addition, on July 20, 2005, we acquired, from the IDC all of its
Crown and ERPM debt through the issue of 4,451,219 shares, which at the date of issue represented $4.5 million (R28.9 million).
The new structure resulted in Khumo Gold acquiring, as a first step, a 15% interest in a newly created vehicle, DRDGOLD SA, which includes ERPM, Crown and Blyvoor. We have retained an 85% interest in DRDGOLD SA. In the second step, Khumo Gold has been granted an option, exercisable over the next three years, to acquire a further 11% interest in DRDGOLD SA for the payment consideration of $1.4 million (R9.3 million). This further equity tranche will include a 6% stake to be placed in a new, proposed
Employee Trust. The transaction was financed by the issuance of $4.8 million (R31.8 million) new Khumo Gold preference shares, to which we subscribed. The proceeds from these preference shares were used by Khumo Gold to settle an existing loan to KBH of
$1.2 million (R7.9 million), subscribe for $0.6 million (R4.1 million) new preference shares in ERPM, subscribe for $0.4 million
(R2.7 million) new preference shares in Crown, subscribe for $0.6 million (R3.9 million) new preference shares in Blyvoor and subscribe for an initial 15% of the issued ordinary shares in DRDGOLD SA for $2.0 million (R13.2 million).
On December 11, 2006, Khumo Gold exercised the option granted by us pursuant to the option agreement concluded between the parties in October 2005. Khumo Gold acquired from us a further 50,000 ordinary shares in DRDGOLD SA for $0.6 million
(R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased by 5% to 20%. In addition,
Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million (R5.1 million). After exercising the option, the trust's shareholding in
DRDGOLD SA is 6%. We will finance the transaction, on condition that the terms of the finance are determined by independent experts to be fair and reasonable to our shareholders. It is proposed that we will subscribe for preference shares in Khumo Gold and extend a loan to the trustees of the trust.
We concluded an agreement with M5 on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of
$0.2 million (R1.5 million), was granted an option to acquire the Durban Deep mine village for $2.2 million (R15.0 million). On
November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to registration of transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, and demanding that the property be sold to them on similar terms. We have since repudiated the agreement of sale with M5, but have also notified Rand Leases Properties Limited that we do not intend offering the property to them. Both parties have indicated that they intend to institute legal proceedings for the sale and transfer of the property and we await service of legal process
.
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
Operating data

Continuing operations
1
Year ended June 30,
2006
2005
2004
Revenues ($'000)...............................................................................................................................         245,301
183,609 183,254
Gold production (ounces)................................................................................................................. 462,058 433,586 466,284
Production costs ($'000)................................................................................................................... 211,559 136,520 143,026
Revenue ($/oz) ................................................................................................................................ 531 423 393
Cash costs ($/oz)
2
........................................................................................................................... 458 315 307
Total costs ($/oz)
3
........................................................................................................................... 536 449 418
Capital expenditure ($'000)............................................................................................................... 40,957 21,339 21,406
Ore Reserves (ounces) ..................................................................................................................... 8,833,000 5,567,000 5,969,000

Discontinued operation
4

Year ended June 30,
2005
2004
Revenues ($'000)................................................................................................................................ 81,538 130,036
Gold production (ounces).................................................................................................................. 199,850 341,861
Production costs ($'000).................................................................................................................... 100,695 134,465
Revenue ($/oz) ..................................................................................................................................
408 380
Cash costs ($/oz)
2
.............................................................................................................................. 504 393
Total costs ($/oz)
3
............................................................................................................................. 630 441
Capital expenditure ($'000)................................................................................................................ 3,524 5,511
Ore Reserves (ounces) .......................................................................................................................
-        5,047,000
1
For part of fiscal 2006 and for fiscal 2005 and fiscal 2004 the operating data excludes our 40% share of our equity accounted associate Crown, which owned ERPM, and our 39.52% (2005: 45.33% and 2004: 19.78%) investment in Emperor, prior to these entities becoming subsidiaries. The operating data includes our 20% attributable interest in the proportionately consolidated Porgera
Joint Venture.
2
Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating
Results.”
3
Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: “Operating
Results.”
4
On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the 2005 and 2004 information as a discontinued operation and all other operations as continuing operations.

Revenue
Revenue is derived from the sale of gold. The following table analyzes the revenue per operation:

Year ended June 30,
Continuing operations
2006
$'000
2005
$'000
2004
$'000
Blyvoor ......................................................................................................................................................... 83,635 68,370 90,066
Crown
1
.......................................................................................................................................................... 31,310 - -
ERPM
1
.......................................................................................................................................................... 33,840 - -
Total South African Operations..........................................................................................................
148,785
68,370
90,066
Porgera Joint Venture
2
................................................................................................................................         64,991
82,793 60,445
Tolukuma ..................................................................................................................................................... 29,085 32,446 32,743
Vatukoula
3
................................................................................................................................................... 2,440 - -
Total Australasian Operations..........................................................................................................
96,516      115,239
93,188
Total .....................................................................................................................................................
245,301      183,609      183,254
Discontinued operation
North West Operations
4
.............................................................................................................................
-
81,538       130,036

For fiscal 2006, revenue from continuing operations increased from $183.6 million in fiscal 2005 to $245.3 million, with the average gold price received by us increasing to $531 per ounce, compared to $423 per ounce in fiscal 2005 and production increasing from 433,586 ounces in fiscal 2005 to 462,058 ounces in fiscal 2006. The effect on revenue of the increased gold price was offset marginally by the weakening of local currencies against the Dollar and widespread production problems, especially in the Australasian
Operations.

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
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From that date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.
2
With effect from October 14, 2003, we acquired a 20% interest in the unincorporated Porgera Joint Venture. This interest is proportionately consolidated from that date.
3
With effect from April 6, 2006, Emperor, which owns 100% of the Vatukoula mine, became a subsidiary of the Group. Previously we owned 39.52% (2005: 45.33% and 2004: 19.78%) of Emperor, which was treated as an associate.
4
On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the 2005 and 2004 information as a discontinued operation and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

Gold production
The following table analyzes the attributable production per operation:
Production in ounces
Year ended June 30,
Continuing operations
2006
2005
2004
Blyvoor ..................................................................................................................................... 159,693 161,878
233,094
  Surface operations.................................................................................................................... 39,515 23,920
34,883
  Underground operations........................................................................................................... 120,178 137,958 198,211
Crown
1
...................................................................................................................................... 75,959 45,424
51,982
ERPM
1
...................................................................................................................................... 80,324 44,600 44,896
Surface operations.................................................................................................................... 20,325 9,208 707
Underground operations........................................................................................................... 59,999 35,392
44,189
Total South African Operations ......................................................................................
315,976
251,902
329,972
Porgera Joint Venture
2
.............................................................................................................. 128,239 195,394
147,475
Tolukuma ..................................................................................................................................
54,790             76,314            85,715
Vatukoula
3
................................................................................................................................ 28,397 45,426
24,926
Total Australasian Operations ........................................................................................
211,425          317,134           258,116
Total attributable production ..........................................................................................
527,401
569,036
588,088
Attributable production of associates included above
1 3
..................................................... (65,343) (135,450)
(121,804)
Total production ...............................................................................................................
462,058
433,586
466,284
Discontinued operation
North West Operations
4
............................................................................................................
-
199,850
341,861
  Surface operations.................................................................................................................... - 27,328 43,180
  Underground operations........................................................................................................... - 172,522
298,681
For fiscal 2006, our total attributable gold production from continuing operations (including our attributable production from associates) decreased by 41,635 ounces, or 7%, to 527,401 ounces from 569,036 ounces produced in fiscal 2005.

Attributable gold production from our continuing South African Operations increased by 25% from 251,902 ounces produced in fiscal 2005 to 315,976 ounces in fiscal 2006. This increase was mainly as a result of the restructuring of the South African
Operations, which included the acquisition of 60% of Crown and ERPM on December 1, 2005. At Blyvoor an increasing level of seismicity was experienced in the high-grade No. 5 Shaft areas in the first half of fiscal 2006. Consequent concerns for employee safety prompted the development of a volume-driven mine plan involving less mining from the affected high-grade No. 5 Shaft areas and more mining from the lower-grade No. 6 Shaft areas. While rock dump material declined both in volume and grade as forecast, the slimes dam retreatment project at Blyvoor showed improvement both in terms of volume and grade, notwithstanding setbacks due to higher than average summer rainfall.
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From that date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.
2
With effect from October 14, 2003, we acquired a 20% interest in the unincorporated Porgera Joint Venture. This interest is proportionately consolidated from that date.
3
With effect from April 6, 2006, Emperor, which owns 100% of the Vatukoula mine, became a subsidiary of the Group. Previously we owned 39.52% (2005: 45.33% and 2004: 19.78%) of Emperor, which was treated as an associate.
4
On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the 2005 and 2004 information as a discontinued operation and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

Attributable gold production at the Australasian Operations decreased by 33%, from 317,134 ounces in fiscal 2005, to
211,425 ounces in fiscal 2006, as a result of a decrease in production at all Australasian Operations. Remediation work following the failure of the west wall at Porgera in fiscal 2005, leading to reliance on low-grade, long-term stockpile material as the primary ore feed, together with damage to access infrastructure caused by heavy rainfall, power failures and a strike related to a change of management from Placer Dome to Barrick, had a negative impact on production at Porgera. At Tolukuma production was adversely affected by a lack of available face in the first half of fiscal 2006 and the consequent treatment of low-grade underground stockpiles, as well as production disruptions caused by underground flooding. At Vatukoula production for fiscal 2006 was adversely affected by an amalgam of factors including a lack of available face, shaft infrastructure problems, ageing underground equipment, inflows of hot water, high underground working temperatures and deteriorating ground conditions.

For fiscal 2005, our total attributable gold production from continuing operations (including our attributable production from associates and joint venture) decreased by 19,052 ounces, or 3%, to 569,036 ounces from 588,088 ounces produced in fiscal 2004.

Attributable gold production from our continuing South African Operations decreased by 24% from 329,972 ounces produced in fiscal 2004 to 251,902 ounces in fiscal 2005. This was as a result of the poor recoveries at the Slimes Dam Project at
Blyvoor and the restructuring, which impacted productivity, completed in the second quarter of fiscal 2005 at Blyvoor. At Crown the
Knights plant’s absorption of tonnage from ERPM’s Cason surface retreatment operations was relatively smooth, however the Crown plant did not meet expectations largely due to a general decrease in grade, less reclamation site flexibility and pipeline failures.

Attributable gold production at the Australasian Operations increased by 23% from 258,116 ounces in fiscal 2004 to 317,134 ounces in fiscal 2005. This was as a result of improved production at Porgera in the first two quarters of fiscal 2005, reflecting higher grades and the installation of a secondary crusher. Vatukoula faced operational problems during fiscal 2005, ranging from halted production at the Philip Shaft, where a winder failed, lower than expected grades and delays in the supply of components needed to rebuild the heavy vehicles.

The North West Operations were placed under provisional liquidation on March 22, 2005, following a series of events culminating in a devastating earthquake, and were therefore treated as a discontinued operation.

A more detailed review of gold production at each of our operations is provided under Item 4D.: “Property, Plant and
Equipment.”

Cash costs
1
and total costs
2
per ounce
Our operational focus is to increase production, improve productivity and reduce costs. For fiscal 2006, cash costs from our continuing operations increased to $458 per ounce of gold from $315 per ounce of gold in fiscal 2005. Total costs from our continuing operations increased to $536 per ounce of gold from $449 per ounce of gold in fiscal 2005.

In fiscal 2006, the cash costs per ounce from our continuing South African Operations increased by 4%, from $464 per ounce to $482 per ounce, compared to fiscal 2005. Cash costs per ounce for the Australasian Operations increased by 86%, from $226 per ounce to $421 per ounce, compared to fiscal 2005. The marginal increase in cash costs per ounce at our South African Operations was mainly due to price increases in key consumables (labor, consumables and electricity) and a decrease in production at Blyvoor, partially offset by the relatively lower cash costs per ounce at Crown and ERPM. The increase in cash costs per ounce at our
Australasian Operations was primarily attributable to operational problems at Tolukuma, costs associated with the West Wall remediation at Porgera and a six-week shut down of operations in the fourth quarter of fiscal 2006 at Vatukoula.

In fiscal 2005, the cash costs per ounce from our continuing South African Operations increased by 18%, from $393 per ounce to $464 per ounce, compared to fiscal 2004. Cash costs per ounce from our Australasian Operations increased by 2%, from $221 per ounce to $226 per ounce, compared to fiscal 2004. The increase in cash costs per ounce at our South African Operations was mainly attributable to the strengthening of the Rand against the Dollar, price increases in key consumables, a decrease in production due to the poor recoveries at the Slimes Dam Project and the restructuring completed in the second quarter of fiscal 2005 at Blyvoor.
The increase in cash costs per ounce at our Australasian Operations was due to less efficient mining and increased costs associated with consumables and services, especially the cost of fuel.
Our total cost per ounce from continuing operations, increased from $449 per ounce in fiscal 2005 to $536 per ounce in fiscal
2006. This increase was primarily attributable to operational difficulties experienced at the Australasian Operations.

Our total cost per ounce from continuing operations, increased from $418 per ounce in fiscal 2004 to $449 per ounce in fiscal
2005. This increase was mainly due to employment termination costs of $4.2 million ($10 per ounce) at Blyvoor and our head office in South Africa in fiscal 2005, unrealized foreign exchange losses of $9.3 million ($15 per ounce) recorded in fiscal 2005, compared to unrealized foreign exchange gains of $10.7 million ($26 per ounce) recorded in fiscal 2004.
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
Total costs, as calculated and reported by us, include total production costs, plus other operating and non-operating income, finance charges and other operating and non-operating costs, but exclude taxation, minority interest, equity in loss from associates and the cumulative effect of accounting changes. These costs are excluded as the mines do not have control over these costs and they have little or no impact on the day-to-day operating performance of the mines. Total costs per ounce are calculated by dividing total costs by attributable ounces of gold produced. Total costs and total costs per ounce have been calculated on a consistent basis for all periods presented.
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
A reconciliation of production costs to total costs, cash costs per ounce and total costs per ounce, for each of the three years in the period ending June 30, 2006, is presented below. In addition, we have also provided below details of the ounces of gold produced by each mine for each of those periods.

For the year ended June 30, 2006
(in $'000, except as otherwise noted)
Blyvoor
Crown
1
ERPM
1
Other
2
Total South
African
Operations
Porgera
3
Tolukuma Vatukoula
4
Other
2
Total
Australasian
Operations
Total
Production costs
5
........................................... 76,936 26,697 28,642 1,362
133,637
37,021 33,448 7,453 -
77,922      211,559
Plus:
  Depreciation and amortization .......................
3,697 2,338 2,027 49
8,111
10,014 3,930 2,694 27
16,665
24,776
  Movement in rehabilitation provision,
    reclamation and closure costs .......................
(979) (392) (176) 1,802
255
2,246 356 (423) -
2,179
2,434
Total production costs ...................................
79,654 28,643 30,493 3,213
142,003
49,281 37,734 9,724 27
96,766      238,769
Plus:
-
-
Employment termination costs ........................ - - - 153
153
- - 722 -
722
875
Movement in gold in process............................ 315 (67) 8 -
256
1,879 (1,546) (1,134) -
(801)
(545)
Non-operating loss/(income) ............................ 63 (36) 1,824 2,389
4,240
(88) (92)
293      (16,661)      (16,548)     (12,308)
Interest expense ............................................... 494 90 61 9,795
10,440
350 363 308 -
1,021
11,461
Impairment of assets ........................................ - - - 3
3
- - - -
-
3
Management and consulting fees....................... 235 - 273 1,446
1,954
- - - 453
453
  2,407
Profit on derivative instruments........................ - -
-        (5,388)
(5,388)
- - (4,413) (966)
(5,379)     (10,767)
Profit on sale of mining assets .......................... (13) - - (3)
(16)
- - (34) (967)
(1,001)
(1,017)
Selling, administration and general
  charges ............................................................
2,267 1,221 1,331 1,951
6,770
8,524 5,552
3,158        (4,994)
12,240
19,010
Total costs........................................................
83,015 29,851 33,990 13,559
160,415
59,946 42,011
8,624      (23,108)
87,473     247,888
Gold produced (ounces)
6
................................ 159,693 56,000 61,278 -
276,971      128,238
54,790 2,059 -
185,087     462,058
Cash costs per ounce ($ per ounce).................. 482 477 467 -
482
289 610 3,620 -
421
  458
Total costs per ounce ($ per ounce) ................ 520 533 555 -
579
467 767 4,188 -
473
  536
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From that date these operations have been consolidated as subsidiaries. Previously we owned 40%
of Crown and ERPM, which were treated as an associate.
2
Relates to other non-core operating entities within the Group.
3
With effect from October 14, 2003, we acquired a 20% interest in the unincorporated Porgera Joint Venture.
4
With effect from April 6, 2006, Emperor, which owns 100% of the Vatukoula mine, became a subsidiary of the Group. Previously we owned 39.52% (2005: 45.33% and 2004:
19.78%) of Emperor, which was treated as an associate.
5
Production costs equate to cash costs of production.
6
For part of fiscal 2006, 2005 and 2004 the gold production numbers exclude our 40% share of our equity accounted associate Crown, which owned ERPM, and our 39.52%
(2005: 45.33% and 2004: 19.78%) investment in Emperor, prior to these entities becoming subsidiaries. The operating data includes our 20% attributable interest in the proportionately consolidated Porgera Joint Venture.

For the year ended June 30, 2005
(in $'000, except as otherwise noted)
Continuing operations
Discontinued
operations
Blyvoor
Other
1
Total South
African
Operations
Porgera
2
Tolukuma
Other
Total
Australasian
Operations
Total    North West
3
Production costs
4
......................................... 73,814 1,218
75,032
36,210 25,278 -
61,488
136,520
100,695
Plus:
  Depreciation and amortization.....................
2,716 (2,773)
(57)
11,613 3,336 (1,095)
13,854
13,797
971
  Movement in rehabilitation provision,
    reclamation and closure costs ....................             (1,353)
1,667
314
2,424 (1) -
2,423
2,737
1,023
Total production costs ................................
75,177 112
75,289
50,247 28,613 (1,095)
77,765
153,054
102,689
Plus:
Employment termination costs ..................... 3,050 1,151
4,201
- - -
-
4,201
224
Movement in gold in process......................... (421) -
(421)
(1,182) (114) -
(1,296)
(1,717)
383
Non-operating income ...................................
(220) 2,313
2,093
265 955 3,074
4,294
6,387
(320)
Interest expense ............................................. 607 9,927
10,534
- - 831
831
11,365
70
Impairment of assets ..................................... - 664
664
- - -
-
664
39,451
Management and consulting fees................... 307 5,599
5,906
493 - 252
745
6,651
-
Loss/(profit) on derivative instruments......... 388 (4,004)
(3,616)
- - -
-
(3,616)
-
Profit on sale of mining assets ...................... - (2)
(2)
- - -
-
(2)
-
Profit on disposal of subsidiary.................... - -
-
- - -
-
-
(18,105)
Selling, administration and general
  charges ........................................................
1,786 5,169
6,955
3,427 3,702 3,693
10,822
17,777
1,505
Total costs....................................................
80,674 20,929
101,603
53,250 33,156 6,755
93,161
194,764
125,897
Gold produced (ounces)
5
............................ 161,878 -
161,878
195,394 76,314 -
271,708
433,586
199,850
Cash costs per ounce ($ per ounce).............. 456 -
464
185 331 -
226
315
504
Total costs per ounce ($ per ounce) ............ 498 -
628
273 434 -
343
449
630
1
Relates to other non-core operating entities within the Group.
2
With effect from October 14, 2003, we acquired a 20% interest in the Porgera Joint Venture.
3
On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the 2005 and 2004 North West Operations’ information as a discontinued operation and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.
4
Production costs equate to cash costs of production.
5
The gold production numbers exclude production from our 40% held associate, Crown, which owned ERPM, and our 45.33% associate, Emperor, but include our 20%
attributable interest in the Porgera Joint Venture.

For the year ended June 30, 2004
(in $'000, except as otherwise noted)
Continuing operations
Discontinued
operation
Blyvoor
Other
1
Total South
African
Operations
Porgera
2
Tolukuma
Other
Total
Australasian
Operations
Total
North West
Operations
3
Production costs
4
.....................................                  90,366
1,189
91,555
31,650 19,821 -
51,471
  143,026
134,465
Plus:
Depreciation and amortization.................... 2,643 (1,199)
  1,444
9,260 7,340 7,931
24,531
  25,975
4,160
  Movement in rehabilitation provision,
    reclamation and closure costs .................
779 79
858
180 148 63
  391
1,249
2,206
Total production costs .............................
  93,788
69
93,857
41,090 27,309 7,994
  76,393
  170,250
140,831
Plus:
Employment termination costs .................. 899 -
899
- - -
-
899
7,064
Movement in gold in process...................... 579 -
579
  (1,499)
- -
  (1,499)
(920)
  (80)
Non-operating income ................................
  (192)
(23,261)
(23,453)
(9)
  (118)
  11,602
  11,475
  (11,978)
  (881)
Interest expense .......................................... 906 6,800
  7,706
  1,103
226
  (1,285)
  44
7,750
162
Impairment of assets .................................. - 2,990
2,990
- - -
-
2,990
1,276
Management and consulting fees................. 198 1,850
2,048
244 - 156
400
2,448
-
Loss/(profit) on derivative instruments....... 1,376 (334)
1,042
- - -
-
1,042
124
Loss/(profit) on sale of mining assets ......... 56 (1)
55
- - -
-
55
-
Selling, administration and general
  charges .......................................................
2,037 24,733
26,770
1,979 3,032
  (9,181)
  (4,170)
  22,600
2,344
Total costs...................................................                99,647
12,846
  112,493
  42,908
30,449 9,286
  82,643
  195,136
150,840
Gold produced (ounces)
5
...........................
  233,094
-
  233,094
147,475 85,715 -
  233,190
  466,284
341,861
Cash costs per ounce ($ per ounce)............. 388 -
393
  215
231 -
221
307
393
Total costs per ounce ($ per ounce) ........... 427 -
483
  291
355 -
354
418
441
1
Relates to other non-core operating entities within the Group.
2
With effect from October 14, 2003, we acquired a 20% interest in the Porgera Joint Venture.
3
On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the 2005 and 2004 North West Operations’ information as a discontinued operation and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.
4
Production costs equate to cash costs of production.
5
The gold production numbers exclude production from our 40% held associate, Crown, which owned ERPM, and our 19.78% investment in Emperor, but include our 20%
attributable interest in the Porgera Joint Venture.

Capital expenditure
During fiscal 2006, total capital expenditure relating to continuing operations was $41.0 million, compared to $21.3 million in fiscal 2005, which represents a $19.7 million, or 92%, increase in capital expenditure on a Group level. At our continuing South
African Operations, capital expenditure increased from $0.8 million in fiscal 2005 to $14.1 million in fiscal 2006, mainly due to
$8.8 million spent on opening up and development related to implementation of the new mine plan at Blyvoor, infrastructural improvements of $1.6 million at ERPM and $2.0 million towards the installation of the new mills at the Knights plant at Crown.
Capital expenditure in the Australasian Operations, increased from $20.5 million in fiscal 2005, to $26.9 million in fiscal 2006. Of this expenditure $17.2 million related to Porgera, as a result of capitalized deferred stripping costs and remediation work following the failure of the west wall in fiscal 2005. In addition, $11.1 million was spent at Vatukoula in the initial phase of upgrading the Philip
Shaft infrastructure, $5.2 million of which was in fiscal 2006 since becoming a subsidiary, the replacement of outdated underground equipment, and improved underground environmental control. Tolukuma has spent $2.8 million on mine development and
$1.5 million on heavy equipment in fiscal 2006.
Total capital expenditure relating to continuing operations during fiscal 2005 was $21.3 million, compared to $21.4 million in fiscal 2004. At our continuing South African Operations, capital expenditure decreased from $9.2 million in fiscal 2004, to
$0.8 million in fiscal 2005, due to an increased focus on efficient utilization of existing assets. This expenditure included the installation of a Knelsen concentrator and Acacia reactor at the Blyvoor plant. Capital expenditure in the Australasian Operations, increased from $12.2 million in fiscal 2004, to $20.5 million in fiscal 2005. Of this expenditure $17.2 million related to Porgera, mostly as a result of capitalized deferred stripping costs of $11.1 million and $3.4 million to Tolukuma.
Ore Reserves
As at June 30, 2006, our Ore Reserves from continuing operations were estimated at 8.8 million ounces, as compared to approximately 5.6 million ounces at June 30, 2005, representing a 59% increase year-on-year. Excluding the effect of depletion, our Ore
Reserves have increased by 3.8 million ounces, or 68%. This is primarily due to the acquisition of Crown and ERPM and the stronger gold price. As at June 30, 2005, our Ore Reserves from continuing operations were estimated at 5.6 million ounces, as compared to approximately 6.0 million ounces at June 30, 2004, representing a 7% decrease. Excluding the effect of depletion, the reserves had in fact increased by 3% due to continued efforts to explore and prove up Ore Reserves at Tolukuma.
We seek to increase our Ore Reserves through development and to acquire additional new Ore Reserves through acquisitions.
Year ended June 30,
('000 ounces)
2006
2005
2004
Continuing operations
Blyvoor ............................................................................................................................ 5,255 3,998 4,329
Crown
1
............................................................................................................................. 424 339 329
ERPM
1
............................................................................................................................. 1,003 342 176
Total South African Operations ...........................................................................
6,682
4,679
4,834
Porgera Joint Venture
2
.................................................................................................... 1,278 1,351 1,437
Tolukuma ......................................................................................................................... 195 218 203
Vatukoula
3
....................................................................................................................... 678 305 217
Total Australasian Operations .............................................................................
2,151
1,874
1,857
Total attributable Ore Reserves ...........................................................................
8,833
6,553
6,691
Attributable Ore Reserves of associates included above
1 3
................................................ - (986) (722)
Total Ore Reserves.........................................................................................................
8,833
5,567
5,969
Discontinued operation
North West Operations
4
...................................................................................................
-
-
5,047
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From this date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.
2
Our attributable 20% share of the Proven and Probable Ore Reserves in the Porgera Joint Venture is based on the information disclosed by Placer Dome. The Porgera Ore Reserves are estimated as at December 31, 2005.
3
With effect from April 6, 2006, Emperor, which owns 100% of the Vatukoula mine, became a subsidiary of the Group. Previously we owned 39.52% (2005: 45.33% and 2004: 19.78%) of Emperor, which was treated as an associate.
4
On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the 2005 and 2004 information as a discontinued operation and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

Application of critical accounting policies
Some of our significant accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

Management believes the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:
• Mining assets
•
Deferred stripping costs
•
Impairment of mining assets
•
Deferred income and mining taxes
•
Reclamation and environmental costs
•
Collectability of receivables
•
Post-retirement medical benefits
Management has discussed the development and selection of each of these critical accounting policies with the Board of
Directors and the Audit Committee, both of which have approved and reviewed the disclosure of these policies.
Mining assets

Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Amortization is calculated on a mine-by-mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, we estimate the amortization rate based on actual production over total Proven and Probable Ore Reserves of the particular mine. This rate is then applied to actual costs capitalized to date to arrive at the amortization expense for the period. Proven and Probable Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves, as determined in accordance with the SEC's Industry Guide 7 under the US
Securities Exchange Act of 1934. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management’s estimate of the total Proven and Probable Ore Reserves, would impact the amortization charges recorded in our consolidated financial statements.

Deferred stripping costs

We have only one significant open-pit operation, at Porgera, where stripping costs incurred during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio. For other open-pit operations stripping costs are expensed in the period in which they are incurred. Stripping costs included in mining assets as at
June 30, 2006, for Porgera were $23.6 million (June 30, 2005: $12.5 million; June 30, 2004: $3.5 million) with $12.9 million capitalized to mining assets during fiscal 2006 (fiscal 2005: $11.1 million; fiscal 2004: $4.1 million). During fiscal 2006, the average stripping ratio for Porgera was 9.2 in comparison with the life of mine stripping ratio of 10.2. Wedge and mudstone failure on the West Wall of the
Stage 5 pit at Porgera at the end of fiscal 2005 created unplanned waste material, which is in the process of being removed, which has negatively affected the life of mine stripping ratio. The stripping ratio is determined based on the life of mine plan. The estimate of the total reserves of a mine could be materially different from the actual gold mined and from the actual usage of a mine due to changes in the factors used in determining the economic value of our mineral reserves and deferred stripping costs, such as the gold price and foreign currency exchange rates. Any change in management’s estimate of the total expected future life of a mine would impact the amortization charge recorded and deferred stripping capitalized in our consolidated financial statements.

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
Therefore, changes could occur which may affect the recoverability of our mining assets. If an asset or asset group is considered to be impaired, the impairment which is recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets. The expected future cash flows are discounted at a market rate commensurate with the risk in the respective geographic locations in which our assets are held. The asset or asset group is the lowest level for which there are identifiable cash flows that are largely independent of other cash flows. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by these assets, taking into account current market conditions and the expected lives of our assets. The lowest level for which there are identifiable cash flows that are largely independent of other cash flows is calculated on a mine-by-mine basis. We make the analysis periodically on a mine-by-mine basis or when indicators of impairment exist. During fiscal 2006, $nil was recorded as an impairment and during fiscal 2005 and 2004,
$0.7 million and $1.4 million (from the discontinued operation), respectively, were recorded as an impairment by applying these principles.

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
Management considers historical taxable positions in determining if a tax asset will be utilized, specifically with reference to the immediately preceding three fiscal years. As a result of these determinations, increases in the valuation allowance of $0.3 million,
$10.1 million and $16.9 million were recorded during fiscal 2006, 2005 and 2004, respectively. The bulk of these related to our continuing South African Operations. In addition, an increase in the valuation allowance relating to our discontinued operation, the North
West Operations, amounting to $70.2 million was recorded in fiscal 2004.
Reclamation and environmental costs

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

The provision for asset retirement obligations relates to expected costs associated with the demolition of gold plants, shaft headgear and shaft infrastructure. Estimates of these costs are based on our knowledge at the time of creating the provision. Determining these costs is complex and requires management to make estimates and judgments because most of the removal obligations will be fulfilled in the future and contracts and regulations often have vague descriptions of what constitutes removal. These estimates are subject to changes in regulations and unexpected movements in inflation rates and are, therefore, subject to annual review to ensure that the asset and liability is a fair reflection of the expected reclamation and closure costs as at June 30 of every year. The actual liability for rehabilitation costs can vary significantly from our estimate, if our assessment of these costs changes. As we use the expected cash flow technique to determine our future liability, the liability is determined by discounting the estimated cash flows using a credit-adjusted risk-
free rate. Thus, the effect of our credit standing is reflected in the discount rate rather than in the estimated cash flows. As at
June 30, 2006, the discount rate was determined to be 7.26%.

As a result of changes in estimates $7.5 million, $0.1 million and $2.0 million were raised in fiscal 2006, 2005 and 2004, respectively, including movements related to the discontinued operation. Accretion expense of $2.4 million, $3.7 million and $1.5 million was recorded in fiscal 2006, 2005 and 2004, respectively, including the discontinued operation.

In South Africa, annual contributions are made to dedicated Rehabilitation Trust Funds, which are to be used to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

Collectability of receivables

In determining the collectability of receivables, management judgment is required in instances where uncertainty exists over the period and amount of cash flows which will be received. In determining this expectation, operational and economic circumstances affecting the receivable are considered. These principles were applied in evaluating the collectability of the receivables owed by Crown and ERPM (prior to these operations becoming subsidiaries), as well as KBH and Mogale. Advances to the value of $1.9 million were provided for in fiscal 2004. No further advances were made during fiscal 2005 and 2006, however we provided for $0.6 million against the receivable owed by Mogale in fiscal 2005. In fiscal 2006 an agreement was signed with the IDC pursuant to which we acquired all of the IDC loans, including the rights securing payment of such loans, to Crown and ERPM for a purchase consideration of $4.5 million. As uncertainty over the repayment of the loans existed subsequent to their acquisition, an allowance of $4.5 million was raised.

Post-retirement medical benefits
Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. The Group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. Actuarial gains and losses are included in determining net income or loss. At June 30, 2006 a provision of $2.3 million (June 30, 2005: $nil) for post-retirement medical benefits has been raised. During fiscal 2006, we expensed
$0.5 million (2005: $nil; 2004: $nil) relating to these post-retirement medical benefits.
While we believe that these assumptions are appropriate, significant changes in the assumptions may materially affect post-
retirement obligations as well as future expenses, which may have an impact on earnings in the periods where the changes in the assumptions occur.

Operating results

Comparison of financial performance for the fiscal year ended June 30, 2006 with fiscal year ended June 30, 2005

Revenue
The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2006 in comparison to fiscal 2005:

Impact of change in volume
$’000
Total
revenue
2005      Acquisitions
Internal
decline
Impact of
change in
price
Net
change
Total
revenue
2006
Blyvoor ......................................................... 68,370 - (923) 16,188 15,265 83,635
Crown
1
.......................................................... - 31,310 - - 31,310 31,310
ERPM
1
.......................................................... - 33,840 - - 33,840 33,840
Total South African Operations ...............
68,370
65,150
(923)
16,188
80,415
148,785
Porgera Joint Venture.................................... 82,793
-
(28,456) 10,654 (17,802) 64,991
Tolukuma ...................................................... 32,446 - (9,151) 5,790 (3,361) 29,085
Vatukoula
2
..................................................... - 2,440 - - 2,440 2,440
Total Australasian Operations...................
115,239
2,440
(37,607)
16,444        (18,723)
96,516
Total .............................................................
183,609
67,590
(38,530)
32,632
61,692
245,301
Revenue for fiscal 2006 increased by $61.7 million, or 34%, to $245.3 million, primarily due to the acquisition of Crown,
ERPM and Emperor. The negative impact of production problems experienced, especially at Porgera and Tolukuma, were partially offset by an increase in the Dollar gold price received at all the operations. The average gold price received by us increased from $423 per ounce in fiscal 2005 to $531 per ounce in fiscal 2006.
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From this date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.
2
With effect from April 6, 2006, Emperor, which owns 100% of the Vatukoula mine, became a subsidiary of the Group. Previously we owned 39.52% (2005: 45.33% and 2004: 19.78%) of Emperor, which was treated as an associate.

Production costs
The following table illustrates the year-on-year change in production costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2006 in comparison to fiscal 2005:

Impact of change in volume
$’000
Total
production
costs
2005     Acquisitions
Internal
decline
Impact of
change in
costs
Foreign
exchange
Net
change
Total
production
costs
2006
Blyvoor ........................................... 73,814 - (996) 6,535 (2,417) 3,122 76,936
Crown
1
............................................ - 26,697 - - - 26,697 26,697
ERPM
1
............................................ - 28,642 - - - 28,642 28,642
Other
2
.............................................. 1,218 - - 144 - 144 1,362
Total South African Operations .
75,032
55,339
(996)
6,679
(2,417)
58,605
133,637
Porgera Joint Venture.......................            36,210
- (12,445) 11,693 1,563 811 37,021
Tolukuma ........................................ 25,278 - (7,130) 14,106 1,194 8,170 33,448
Vatukoula
3
....................................... - 7,453 - - - 7,453 7,453
Total Australasian Operations....
61,488
7,453
(19,575)
25,799
2,757
16,434
77,922
Total ...............................................
136,520
62,792
(20,571)
32,478
340
75,039
211,559

The following table lists the components of production costs for each of the years set forth below:

Years ended June 30,
Costs
2006
2005
Labor ............................................................................................................................................ 35% 51%
Contractor Services....................................................................................................................... 22% 19%
Inventory ..................................................................................................................................... 31% 19%
Electricity..................................................................................................................................... 12% 11%

As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of production costs in that region. Production costs are linked directly to the level of production of a specific fiscal year. Production costs in fiscal 2006 increased by 55% to $211.6 million compared to production costs of $136.5 million in fiscal 2005. This increase was primarily attributable to production and trough-put problems at the Australasian Operations as well as the acquisition of Crown,
ERPM and Emperor.
At Blyvoor production costs increased from $73.8 million in fiscal 2005 to $76.9 million in fiscal 2006, with a decrease in volume from 161,878 ounces to 159,693 ounces produced, due to an increasing level of seismicity experienced in the high-grade No. 5
Shaft areas in the first half of the year. Consequent concerns for employee safety prompted the development of a volume-driven mine plan involving less mining from the affected high-grade No. 5 Shaft areas and more mining from the lower-grade No. 6 Shaft areas.
While rock dump material declined both in volume and grade as forecast, the slimes dam retreatment project at Blyvoor showed improvement, both in terms of volume and grade, notwithstanding setbacks due to higher than average summer rainfall. At Crown and
ERPM, production costs were $26.7 million and $28.6 million from December 1, 2005, producing 56,000 ounces and 61,278 ounces, respectively, during this time.
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From this date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.
2
Relates to non-operating entities within the Group.
3
With effect from April 6, 2006, Emperor, which owns 100% of the Vatukoula mine, became a subsidiary of the Group. Previously we owned 39.52% (2005: 45.33% and 2004: 19.78%) of Emperor, which was treated as an associate.

Production costs at Porgera increased from $36.2 million in fiscal 2005 to $37.0 million in fiscal 2006. Remediation work following the failure of the West Wall towards the end of fiscal 2005, led to reliance on low-grade material as the primary ore feed.
This, together with damage to access infrastructure caused by heavy rainfall, power failures and a strike related to a change of management from Placer Dome to Barrick, had a negative impact on production. At Tolukuma production was adversely affected by a lack of available face in the first half of fiscal 2006 and the consequent treatment of low-grade underground stockpiles, as well as production disruptions caused by underground flooding, leading to an increase in production costs from $25.3 million in fiscal 2005 to
$33.4 million in fiscal 2006. At Vatukoula, production costs from April 6, 2006, amounted to $7.5 million. Production costs at
Vatukoula were adversely affected by an amalgam of factors including a lack of available face, shaft infrastructure problems, ageing underground equipment, inflows of hot water, high underground working temperatures and deteriorating ground conditions.
Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2006, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
$46.8 million, $36.5 million relating to the South African Operations and $10.3 million relating to the Australasian Operations, as compared to $22.6 million at June 30, 2005. Accretion of $2.4 million was recorded in fiscal 2006, and $2.7 million (relating to continuing operations only) was recorded in fiscal 2005.

A total of $8.3 million was invested in our various environmental trust funds as at the end of fiscal 2006, as compared to
$6.4 million for fiscal 2005. The increase is mostly attributable to the acquisition of Crown and ERPM. Additional contributions were also made during the year under review, due to under-funding of the liability at certain South African Operations. The shortfall between the trust funds and the estimated provisions is expected to be financed by ongoing financial contributions over the remaining production life of the respective mining operations.

Depreciation and amortization

Depreciation and amortization charges relating to the continuing operations were $24.8 million for fiscal 2006 compared to
$13.8 million for fiscal 2005. This increase is mainly due to the consolidation of Crown, ERPM and Emperor in fiscal 2006.

Employment termination costs

Employment termination costs decreased to $0.9 million in fiscal 2006 from $4.2 million for fiscal 2005. In fiscal 2006, these costs related to the retrenchment of four employees that had been seconded to the North West Operations, at a cost of $0.2 million, and the retrenchment of 120 employees, at a cost of $0.7 million, after the temporary shut down in April 2006 of Vatukoula for restructuring.

Impairment of assets

During fiscal 2006 an impairment of $nil was recorded compared to an impairment of $0.7 million in fiscal 2005.

Management and consulting fees

Management and consulting fees in fiscal 2006 decreased by $4.3 million to $2.4 million compared to $6.7 million in fiscal
2005. These expenses mostly relate to the evaluation of possible acquisitions. Costs have decreased due to tighter cost controls being instituted.

Profit/(loss) on derivative instruments

Changes in the fair value of derivative instruments in fiscal 2006 resulted in a gain of $10.8 million, as compared with a gain of $3.6 million in fiscal 2005. This relates to a gain on gold option contracts entered into by DRD (Isle of Man), of $1.0 million, a gain on forward sale commodity contracts entered into by Emperor of $4.4 million, and the fair value adjustment on the derivative component of the senior convertible loan notes, a profit of $5.4 million (2005: $3.8 million)
.

Selling, administration and general charges

The selling, administration and general charges increased in fiscal 2006 to $19.0 million as compared to $17.8 million in fiscal 2005, an increase of $1.2 million. The increase is mainly due to the consolidation of Crown, ERPM and Emperor in fiscal 2006.

Interest and other income

Interest and other income decreased from $2.4 million in fiscal 2005 to $1.7 million in fiscal 2006. In fiscal 2005, we earned more interest as a result of investing excess cash from borrowings and capital raising in high interest bearing accounts held at financial institutions.

Unrealized foreign exchange (losses)/gains

Our functional currency is the Rand for our South African Operations, the Kina for our Papua New Guinean Operations and
the Fiji Dollar for our operation based in Fiji. The unrealized foreign exchange loss of $6.8 million for fiscal 2006, compared to a loss of $9.3 million for fiscal 2005, represents the effect of the translation of monetary items, primarily external debt, which is denominated in currencies other than our functional currencies.

Profit on disposal of subsidiaries

During fiscal 2006, a $17.2 million profit was realized as a result of the sale of a portion of our interest in DRD (Isle of Man)
to the shareholders of Emperor. The transaction has been accounted for as a partial sale of DRD (Isle of Man) and a partial acquisition of
Emperor. Accordingly a profit has been recognized on the portion of DRD (Isle of Man) sold to minority shareholders. This profit represents the excess of the portion of the fair value of DRD (Isle of Man) sold over that portion of its historical cost. In fiscal 2006, we also realized a profit on the sale of Stand 752 Parktown Extension (Pty) Limited (a subsidiary which owned our corporate offices) of
$0.1 million.

Interest expense

Our interest expense increased to $11.5 million for fiscal 2006 as compared to $11.4 million for fiscal 2005. This expense is consistent with the prior year despite an increase in our total long-term debt from $79.0 million in fiscal 2005 to $126.4 million in fiscal 2006. The increase in the long-term debt, however, mostly relates to borrowing facilities with the ANZ Banking Group Limited, held by Emperor and its subsidiaries. Emperor became our subsidiary in April 2006, therefore the interest expense relating to these facilities has not been included in the consolidated results for the entire year.

Income and mining tax expense

The net tax expense of $4.1 million for fiscal 2006 comprises a current taxation charge of $2.4 million mainly relating to
Porgera and a deferred tax charge of $1.7 million relating to the Australasian Operations. This compares to a current tax charge of
$12.6 million and a net deferred tax benefit of $6.8 million in fiscal 2005. The decrease in the current taxation charge is due to the decreased profitability of our Australasian Operations. The increase in the deferred tax charge was mainly as a result of the increase in the life of mine of Porgera.
Equity in loss from associates

A loss of $19.9 million was recorded during fiscal 2006 in relation to Emperor and Crown, which were previously our associates. Of this amount $15.4 million relates to the recognition of losses in Emperor after which the investment in Emperor was carried at nil value, until April 6, 2006, from which date Emperor has been consolidated as a subsidiary. Furthermore, during fiscal
2006, we acquired loans from the IDC, which the IDC previously held with Crown, our previous associate, and its subsidiary, ERPM.
These loans were acquired as part of the restructuring of the South African Operations. As uncertainty over the repayment of the loans existed subsequent to their acquisition, an allowance of $4.5 million was raised. The investment in Crown was carried at nil value until
December 1, 2005, the date that Crown became a subsidiary.

Profit from discontinued operation, net of taxes

In fiscal 2006 we recovered costs of $2.9 million from the liquidator relating to the liquidation of Buffelsfontein Gold Mines
Limited, our subsidiary which owned the North West Operations.

Comparison of financial performance for fiscal year ended June 30, 2005 with fiscal year ended June 30, 2004

Revenue
The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2005 in comparison to fiscal 2004:
$’000
Total
revenue
2004
Impact of
change in
volume due to
internal
growth/
(decline)
Impact of
change in
price
Net change
Total
revenue
2005
Blyvoor ............................................................ 90,066 (27,989) 6,293 (21,696) 68,370
Total South African Operations ..................
90,066
(27,989)
6,293
(21,696)
68,370
Porgera Joint Venture....................................... 60,445 18,833 3,515 22,348 82,793
Tolukuma ......................................................... 32,743 (3,695) 3,398 (297) 32,446
Total Australasian Operations.....................
93,188
15,138
6,913
22,051
115,239
Total ................................................................
183,254
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
$’000
Total
production
costs
2004
Impact of
change in
volume due to
internal
growth/
(decline)
Impact of
change in
costs
Foreign
exchange
Net change
Total
production
costs
2005
Blyvoor .................................................. 90,366 (21,844) (3,664) 8,956 (16,552) 73,814
Other
1
..................................................... 1,189 - 29 - 29 1,218
Total South African Operations ........
91,555
(21,844)
(3,635)
8,956
(16,523)
75,032
Porgera Joint Venture............................. 31,650 14,698 (11,374) 1,236 4,560 36,210
Tolukuma ............................................... 19,821 (2,884) 7,567 774 5,457 25,278
Other
1
..................................................... - - - - - -
Total Australasian Operations............
51,471
11,815
(3,808)
2,010
10,017
61,488
Total ......................................................
143,026
(10,030)
(7,443)
10,966
(6,506)
136,520
1
Relates to non-operating entities within the Group.

The following table lists the components of production costs for each of the years set forth below:
Years ended June 30,
Costs
2005
2004
Labor ............................................................................................................................................. 51% 50%
Contractor Services....................................................................................................................... 19% 19%
Supplies ........................................................................................................................................ 19% 20%
Electricity...................................................................................................................................... 11% 11%

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

Rehabilitation provision

As of June 30, 2005, we estimated our total rehabilitation provision being the discounted estimate of future costs, to be
$22.6 million ($nil of this balance relating to the discontinued North West Operations) as opposed to $39.1 million at June 30, 2004
($18.5 million of this balance relating to the discontinued North West Operations). Accretion of $2.7 million was recorded in fiscal
2005 and $1.2 million was recorded in fiscal 2004, relating to the continuing operations. The total rehabilitation provision of
$19.6 million on March 22, 2005, relating to the North West Operations, was transferred to the liquidators.

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

Depreciation and amortization

Depreciation and amortization charges were $13.8 million for fiscal 2005 as compared to $26.0 million for fiscal 2004. This decrease relates to a reduction in depreciation on mine development at Tolukuma, due to a decrease in the life of mine for underground operations and non-recurring amortization charges during fiscal 2004, which were associated with the restructuring of
Tolukuma.

Employment termination costs

Employment termination costs increased to $4.2 million for fiscal 2005 as compared to $0.9 million for fiscal 2004. For fiscal
2005, these costs mostly relate to a retrenchment process following a 60-day review at Blyvoor, where 1,619 employees were retrenched at a cost of $3.1 million, by October 5, 2004. In addition, retrenchments at our head office, to improve corporate efficiencies and minimize corporate expenditure, gave rise to an expense of $1.2 million in fiscal 2005.

Impairment of assets

During fiscal 2005, real estate located at the Durban Deep mine was written down by $0.7 million to $2.2 million, being the estimated fair value of these assets. We negotiated the sale of this real estate and the estimated fair value was determined during these negotiations.

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

Interest and other income

Interest and other income increased by $1.2 million, or 100%, from $1.2 million during fiscal 2004 to $2.4 million during fiscal 2005. This was mainly as a result of investing excess cash from borrowings and capital raising, in high interest bearing accounts held at financial institutions.

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
fiscal 2005.

Income and mining tax expense

The net tax expense for fiscal 2005 comprised a deferred tax benefit of $6.8 million and a current tax charge of $12.6 million.
This compares to a deferred tax charge of $6.8 million and a current tax charge of $7.4 million in fiscal 2004. In fiscal 2005, the increase in the current tax charge mostly related to the inclusion of Porgera for a full year compared to nine months in fiscal 2004. In fiscal 2004, $5.5 million of the deferred tax charge related to the South African Operations and $1.3 million related to the Australasian
Operations. Valuation allowances of $30.5 million were raised against the deferred tax assets of the South African Operations in fiscal
2005, compared to $96.4 million in fiscal 2004. The decrease is primarily as a result of the liquidation of the North West Operations in fiscal 2005.

Equity in loss from associates

A loss of $20.5 million was recorded during fiscal 2005 in relation to our associate, Emperor, $13.3 million relating to an impairment of the carrying amount of the investment and $7.2 million relating to losses recognized against our equity investment. No amount was recorded for Crown, as no further advances were made to this associate during fiscal 2005 and the investment is carried at nil value in fiscal 2005 (2004: $nil). An impairment of $8.8 million was recognized in fiscal 2004 relating to advances made during that fiscal year to Crown, which were seen by management to be irrecoverable.

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

On June 26, 2004, we entered into a further 60- day review period at Buffelsfontein designed to restore the operations to profitability. Proposals were received in a consultative forum in which both management and organized labor participated, and were distributed to the Department of Labor and the Department of Minerals and Energy, for their input. Agreement was reached with all the relevant parties early in August 2004 to close the No. 9 Shaft, but to keep the No. 10 and 12 Shafts in operation on condition that certain defined sustainability thresholds were met. This agreement resulted in the retrenchment of 120 employees at this mining operation during fiscal 2005 at a cost of R3.7 million ($0.6 million).

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

5B. LIQUIDITY AND CAPITAL RESOURCES

Net cash utilized by operating activities

Net cash of $2.4 million was utilized by operating activities for fiscal 2006 as compared to cash utilized by operating activities of $23.8 million for fiscal 2005 and cash utilized by operating activities of $25.1 million for fiscal 2004. During fiscal 2006, the net working capital movement represented an outflow of cash of $6.4 million, compared to an inflow of $1.6 million in fiscal 2005. With the acquisition of Emperor, the liability relating to the derivative instruments has increased resulting in an increase in the cash outflow associated with these instruments in fiscal 2006. In fiscal 2006, $5.8 million was used to settle a portion of the forward gold contracts in
Emperor. In fiscal 2005, $3.6 million was used to close out the remaining balance of the Eskom gold for electricity contract. The decrease in cash utilized by operating activities in fiscal 2006 compared with fiscal 2005 was primarily due to improved profitability from our
South African Operations.

Net cash utilized in investing activities
Net cash utilized in investing activities decreased to $30.3 million in fiscal 2006 from $31.6 million in fiscal 2005 and
$94.1 million in fiscal 2004.

Cash utilized in investing activities during fiscal 2006, included capital expenditure of $41.0 million net of cash acquired from the acquisitions of Crown, ERPM and Emperor of $7.1 million and cash received on the disposal of Stand 752 Parktown Extension (Pty)
Limited of $0.6 million. In fiscal 2005, cash utilized in investing activities included $6.9 million with regards to taking up our share of the Emperor Rights offering, $1.7 million relating to costs of the Emperor share offer and capital expenditure of $21.4 million relating to our continuing operations and $3.5 million relating to our discontinued operation (North West Operations). Cash utilized in investing activities in fiscal 2004 comprised funds advanced to Crown and ERPM of $8.8 million, our acquisition of a 20% interest in the Porgera
Joint Venture for $59.2 million, net of cash acquired, our acquisition of a 50.25% interest in Net-Gold Services Limited for $0.6 million, net of cash acquired, and capital expenditure at our continuing operations of $21.4 million and $5.5 million at our discontinued operation.

Total capital expenditure for fiscal 2006 was $41.0 million. Capital expenditures were predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant capital projects for fiscal 2006 included:
•
Ore Reserve development at Blyvoor at a cost of $8.8 million;
•
Installation of new mills at Crown’s Knights Plant at a cost of $2.0 million;
• Improvement of infrastructure at ERPM at a cost of $1.6 million;
•
Initial phase of the upgrading of Philip Shaft infrastructure, the replacement of outdated underground equipment and the improved underground environmental control at Vatukoula at a cost of $ 5.2 million; and
•
Contributions to the West Wall refurbishment at Porgera of $15.8 million.

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
•
Construction of the processing facilities at No. 4 and 5 Slimes Dams at Blyvoor at a cost of $6.9 million;
•
Extensions to the No. 6 Slimes Dam at Blyvoor at a cost of $0.7 million;
•
Expansion of and additions to the mobile plant and equipment at Tolukuma at a cost of $2.5 million; and
•
Capital expenditure of $8.7 million with respect to our 20% interest in Porgera, which includes the capitalization of deferred stripping costs of $4.1 million.

We anticipate increasing our capital expenditure in fiscal 2007 by about 50% from our capital expenditure for fiscal 2006.
We expect to incur $54.2 million of capital expenditure on mining equipment and development, upgrading existing underground operations and upgrading current metallurgical plants as follows:
•
Blyvoor - $8.4 million;
•
Crown - $5.4 million;
•
ERPM - $3.7 million;
•
Porgera - $6.2 million (our 20% attributable share);
•
Tolukuma - $6.1 million;
•
Vatukoula - $24.2 million (pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine has been placed on a care and maintenance program and this capital expenditure will be reviewed); and
•
Corporate - $0.3 million.
Net cash generated in financing activities

Net cash generated from financing activities was $52.6 million in fiscal 2006 compared to $67.4 million in fiscal 2005 and
$88.6 million in fiscal 2004.

During fiscal 2006, we issued 18,445,044 shares for proceeds of $25.9 million. Of these shares, we issued 17,815,945 shares to
Investec raising $25.4 million in settlement of financing facilities and 629,009 shares to the share option scheme for a consideration of
$0.5 million. In addition we issued 4,451,219 shares to the IDC for loans we acquired from them for $4.5 million, which the IDC previously held with Crown and ERPM. Furthermore, 932,857 shares were issued as payment for consulting services rendered of
$1.2 million.

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
Accordingly, we issued 6,612,676 shares in exchange for the 29,097,269 Emperor shares to the value of $16.6 million, based on the market value of our shares on the date issued, with share issue and transaction costs associated with the take over offer amounting to $1.7 million.

Borrowings and funding

Our external sources of capital include the issuance of debt, bank borrowings and the issuance of equity securities, which include the following:

Senior Convertible Notes

On November 12, 2002, we issued $66,000,000 aggregate principal amount of 6% Senior Convertible Notes due November
2006, in a private placement to qualified institutional buyers and to non-US persons. We issued the notes at a purchase price of 100% of the principal amount thereof. If not converted or previously redeemed, the notes could be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006. The notes were convertible into our ordinary shares, or, under certain conditions, ADSs, at a conversion price of $3.75 per share or ADS, subject to adjustment in certain events. We were entitled to redeem the notes at their accreted value plus accrued interest, if any, subject to certain prescribed conditions being fulfilled, after November 12, 2005. As of June 30, 2006, the effective interest rate on the convertible notes was 16.08% per annum and the outstanding balance was $66.9 million. On November 15, 2006, we paid a total of $69.6 million to the holders of the notes from our available cash resources and borrowing facilities in full and final settlement of our obligations under the notes.

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

As of June 30, 2006, we have drawn down R19.4 million ($2.7 million) under this facility. As of June 30, 2006, the interest rate on this loan was 10.0%. At November 30, 2006, the outstanding balance was R11.9 million ($1.7 million) with an applicable interest rate of 10.5%.

Investec Bank Limited and Investec Bank (Mauritius) Limited
We have entered into funding facilities with Investec Bank Limited, or Investec, or its affiliates:

On October 14, 2004, our subsidiary, DRD (Isle of Man) entered into a facility of $15.0 million with Investec Bank
(Mauritius) Limited, or Investec (Mauritius). The facility bears interest at the three-month London Inter-bank Offered Rate, or
LIBOR, plus 300 basis points. Funds advanced and interest on this facility must be repaid in cash in equal installments every three months from the date of the relevant advance so that the amount of the advance is paid in full to Investec (Mauritius) on or before
November 12, 2007. The facility was secured by DRD (Isle of Man)’s shares in Emperor, DRD (Porgera) Limited and Tolukuma. The loan agreement prohibited us from disposing of or further encumbering the secured assets. The facility restricted the flow of payments from DRD (Isle of Man) to the Company through requiring that all net operating cash or cash distributions received by DRD (Isle of
Man) in respect of the secured assets must be used to first service our interest and principal payment obligations under the facility by requiring that we hold, in a debt servicing account, sufficient cash to cover our quarterly principal payments. Any funds in excess of these repayment requirements could be transferred to the Company. Investec (Mauritius) had the option to require DRD (Isle of Man)
to pay 50% of any payments, which are a distribution, by or on behalf of DRD (Isle of Man) to or for the account of the Company as a prepayment of the facility. The facility agreement contained a number of additional customary restrictive covenants. At June 30, 2005,
$10.0 million had been drawn down under this facility. During fiscal 2006 this facility was fully repaid.

On December 10, 2004, we entered into a facility of R100.0 million ($15.0 million) with Investec. The facility bears interest at the three-month Johannesburg Inter-bank Acceptance Rate, or JIBAR, plus 300 basis points. During fiscal 2005, we had drawn down R60.0 million ($9.0 million) under this facility. and settled this amount by issuing 8,060,647 ordinary shares to the value of
R60.0 million ($9.6 million), based on the market value at the date of issue. In fiscal 2006 we drew down a further R40.0 million
($6.2 million) under this facility and repaid this amount by issuing 4,129,915 ordinary shares to the value of R40.0 million
($6.2 million). This facility is not renewable.

On March 3, 2005, an additional acquisition facility of $35.0 million was entered into with Investec (Mauritius). The acquisition facility of $35.0 million was on similar terms as the $15.0 million facility entered into on October 14, 2004, and had similar restrictions on the flow of funds and could be settled through the issue of shares. As at June 30, 2005, this facility had not been utilized. During fiscal 2006, we had drawn down $14.4 million under this facility, which was fully repaid by March 16, 2006, by the issue of 8,498,250 of our ordinary shares to the value of $14.4 million (including interest). On September 13, 2006, the $35.0 million acquisition facility was amended. The terms are similar to the previous agreement except for the facility now being secured over our shareholding in Emperor. The facility is renewable. At November 30, 2006 we had drawn down $33.0 million under this facility.
Baker Steel Capital Managers LLP

On April 5, 2005, we entered into a subscription agreement and an underwriting agreement pursuant to which we raised, in aggregate, R180.4 million ($27.7 million) through the issue of new shares by way of:
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

ANZ Banking Group Limited

There are four loan facilities from the ANZ Banking Group Limited, or ANZ Bank, to Emperor and they comprise the
Vatukoula loan facility, project loan facilities, a property loan and a gold call option facility.
The Vatukoula loan facility is secured by Emperor Gold Mining Company Limited (Fiji) as follows:
(1) a first registered deed of charge over all present and future assets and undertakings of Emperor other than excluded assets (Certain Special Prospecting Leases and all the shares in Tuvatu Gold Mining Company Limited);
(2) a first registered mortgage over all freehold and leasehold land;
(3) a first registered mortgage over Special Site Rights 6, 7, 8 and Special Mining Leases 54, 55 and 56; and
(4) a first registered Bill of Sale over its motor vehicles.

Agreement was reached with ANZ Bank prior to June 30, 2006 to restructure this loan facility with the first loan repayment due on April 30, 2007 to the value of $1.9 million. Further biannual repayments are to be made of this amount beginning on
October 31, 2007 with a final payment of $0.9 million due on October 31, 2009. The loan bears interest at LIBOR plus 2.5% per annum. The balance on this loan at June 30, 2006 was $9.8 million.

On March 21, 2006 Emperor announced the signing of documentation with ANZ Bank for project loan facilities totaling
$42.0 million. These facilities comprise a $35.0 million senior facility with a 59 month tenor and a $7.0 million revolving working capital facility. The security in relation to this facility was as follows:
(1) fixed and floating charges over the assets of Tolukuma in Papua New Guinea and Western Australia;
(2) fixed and floating charges over the assets of the Porgera Joint Venture, other than which require the consent of the
Porgera Joint Venture partners, in Papua New Guinea and Western Australia;
(3) mortgages over the shares of DRD (Porgera) Limited and Tolukuma Gold Mines Limited;
(4) tripartite agreements with key suppliers and contract counterparties;
(5) mortgage over the Tolukuma Tenements; and
(6) fixed and floating charge over the assets of DRD (Isle of Man) Limited.

The facilities bear interest at LIBOR plus 2% per annum. The balance on this loan at June 30, 2006 was $43.1 million.

The property loan represents a mortgage over a property purchased in Brisbane during May 2006. The loan attracts interest payments only for the first five years of the mortgage. A First Registered Mortgage by Emperor over the property situated at 45
Milman St, Clayfield, Queensland, Australia will be held by ANZ Bank as security for this loan. The loan bears interest at 6.79% per annum. The balance on this loan at June 30, 2006 was $1.1 million.

The gold call option facility was implemented to purchase gold call options from ANZ Bank. The term of the facility is 12 months from April 6, 2006 and the loan bears interest at LIBOR plus 2.1% per annum. The original drawdown in relation to this facility was $4.0 million of which $2.0 million has been repaid. The settlement of this facility will coincide with closing out the call options for which the facility was implemented. The balance on this loan at June 30, 2006 was $2.0 million.

The carrying amount of assets pledged as security for these facilities at June 30, 2006 was as follows:
(1) Property, plant and equipment, $96.6 million
(2) Non-current inventories, $30.2 million
(3) Cash and cash equivalents, $12.3 million
(4) Receivables, $6.1 million
(5) Current inventories, $23.9 million
(6) Current derivative instruments, $2.9 million
Cash and cash equivalents pledged as security have been classified as restricted cash and cash equivalents on the balance sheet for fiscal 2006.

At June 30, 2006, the weighted average interest rate on these loans was 7.7% and the outstanding balance was $56.0 million. At
November 30, 2006, the outstanding balance was $55.9 million with an applicable interest rate of 7.7%.

Finance lease
Finance leases are effectively secured over vehicles with a carrying value of $1.7 million at June 30, 2006, as the rights of the leased assets revert to the lessor in the event of default.

At June 30, 2006, the interest rate on this lease was 7.7% and the outstanding balance was $0.8 million. At November 30, 2006, the outstanding balance was $0.6 million, with an applicable interest rate of 7.7%.

Compliance with Loan Covenants

We have been in compliance with all material covenants contained in the above mentioned convertible notes indenture and loan agreements during the periods covered by our financial statements included in this Annual Report
.
Anticipated funding requirements and sources

At June 30, 2006, we had cash and cash equivalents of $67.3 million (including restricted cash), and negative working capital
(defined as current assets less current liabilities) of $46.2 million, compared to cash and cash equivalents of $36.1 million and positive working capital of $11.6 million at June 30, 2005 and cash and cash equivalents of $22.5 million and negative working capital of
$25.0 million at June 30, 2004. At November 30, 2006, our cash and cash equivalents were $28.3 million.

As at June 30, 2006, we estimated that our anticipated commitments for fiscal 2007 would be between $140.0 million and
$145.0 million, which included capital expenditure of $54.2 million as discussed above, interest payments on and the settlement of our convertible notes of $69.6 million, the current portion of other long-term loans of $9.2 million and working capital of approximately
$3.0 million. As at June 30, 2006, we expected to finance these commitments from cash resources of $67.3 million at that date, net cash generated by operations and undrawn borrowing facilities of $44.3 million.

Our management believes that existing cash resources, net cash generated from operations and additional funding will be sufficient to meet our anticipated commitments for fiscal 2007 as described above. In making this statement, management has assumed that there will be an increase in production from our South African Operations and a decrease in production from our
Australasian Operations. Management has assumed a current gold price and exchange rate.

Our estimated working capital, capital expenditure and other funding commitments, as well as our sources of liquidity, would be adversely affected if:
•
our operations fail to generate forecasted net cash flows from operations;
•
there is an adverse variation in the price of gold or foreign currency exchange rates in relation to the US Dollar, particularly with respect to the Rand;
•
we default on our borrowing arrangements, including the Investec (Mauritius) facilities or the ANZ Bank facilities, and we are therefore required to accelerate the repayment of funds; or
•
our operating results or financial condition are adversely affected by the uncertainties and variables facing our business discussed under Item 5A.: “Operating Results” or the risk factors described in Item 3D.: “Risk Factors.”
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
5D. TREND INFORMATION
The split of attributable gold production between the South African and Australasian operations was 315,976 ounces and
211,425 ounces, respectively.

In South Africa, Crown and ERPM continued to perform well, but Blyvoor was the focus of attention following a serious build-up in seismicity and the intrusion of the Alpha Dyke into planned mining areas in fiscal 2006. Production is being concentrated in other areas of the mine and the volume ramp-up to 70,000 tonnes per month will be achieved in February 2007. This is following a production interruption at No. 6 Shaft, which required limited refurbishment. The No. 6 Shaft refurbishment was completed in
October 2006 and the shaft will be back to full production in January 2007.
The three Australasian operations encountered their worst conditions in their respective mine histories in fiscal 2006. A new management team has been put in place to attempt to improve production, but the largest shortfall in production was at the Barrick-
managed Porgera mine in Papua New Guinea. Emperor’s share of production fell to 128,239 ounces in fiscal 2006 compared with
195,394 ounces in fiscal 2005 due to the program to mitigate the failure of the West Wall of the open pit. The Company took operational control over Emperor’s Vatukoula mine in Fiji in July 2005 and immediately implemented an investigative strategy to understand the value of the orebody and to combat the higher costs induced by higher fuel prices. This culminated in the ACDTP which resulted in the temporary closure of the mine on April 13, 2006. This planned closure provided for a reduction in the workforce and necessary repairs to Philip Shaft that would result in the concentration on higher grade mining without jeopardizing the integrity of the orebody. The mine returned to production in June 2006 and the ramp-up to the planned levels of 10,000 ounces per month was on track. On October 14, 2006, during the testing of the shaft conveyance, a skip-cage fell down the Philip Shaft causing damages to the surface winder mechanism. Repairs to the damaged shaft were completed on November 14, 2006 and production resumed. On
December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine has been placed on a care and maintenance program.

In fiscal 2006, $41.0 million was spent on capital. A large portion of this amount was the Company’s contribution to the
West Wall refurbishment at Porgera, of $15.8 million, while the installation of new mills at Crown’s Knights Plant in South Africa accounted for approximately $2.0 million. The remainder has been spent on ore reserve development and the upgrading of mine infrastructure. In the forthcoming year, we had planned to invest a further US$54.2 million in capital, approximately 45% of which would have been spent in Australasia to support the turnaround there, however pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the planned capital expenditure will be revised.

As part of our strategic growth objective we plan to diversify our production base outside South Africa through organic growth at existing mines and acquisitions of gold mining operations that meet our strategic criteria. As discussed in Item 3D.: “Risk
Factors” there are inherent risks involved in acquisitions. In addition, we would need to find financing for these acquisitions through additional borrowings or equity offerings which may not be available on favorable terms, or at all. We could also seek to use our shares as consideration for acquisitions as we have done in the past, but this will be dependent on market conditions, our share price and our ability to satisfy listing requirements for any such share issues.
5E. OFF-BALANCE SHEET ITEMS

The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Payments due by period
Total
Less than
1 year
Between
1-3 years
Between
3-5 years
More than
5 years
$’000
$’000
$’000
$’000
$’000
Long-term loans (including interest)............................................ 126,369 76,117 20,907 11,504 17,841
Purchase obligations – contracted capital expenditure
1
............ 16,146 16,146 - - -
Environmental rehabilitation, reclamation and closure costs
2
... 46,777 - 1,645 8,613 36,519
Total contractual cash obligations
3
.........................................
189,292
92,263
22,552
20,117
54,360
5G.
SAFE HARBOR

See “Special Note regarding Forward-Looking Statements.”
1
Represents planned capital expenditure for which contractual obligations exist.
2
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
For more information on environmental rehabilitation obligations, see Item 4D.:“Property, Plant and Equipment” and Note 18 “Provision
for environmental rehabilitation, reclamation and closure costs” to our financial statements.
3
The above contractual obligations do not include royalties payable on production. Production from Porgera is subject to a 2% net smelter royalty payable to the National Government Department of Mining which then distributes it to the Enga Provincial Government, the
Porgera District Authority and local landowners.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2006, our board consisted of six directors, while as of June 30, 2005, our board consisted of seven directors.

In accordance with JSE listing requirements and our Articles of Association, one third of the directors comprising the board of directors, on a rotating basis, are subject to re-election at each annual general shareholders’ meeting. Additionally, all directors are subject to election at the first annual general meeting following their appointment. Retiring directors normally make themselves available for re-
election.

The address of each of our Executive Directors and Non-Executive Directors is the address of our principal executive offices.

Executive Directors
Mark Michael Wellesley-Wood (55) Chief Executive Officer. Mr. M.M. Wellesley-Wood was appointed Non-Executive
Chairman in May 2000 and Chairman and Chief Executive Officer in November 2000. He resigned as Chief Executive Officer and was appointed Executive Chairman on December 19, 2003. In February 2005, when Dr. Paseka Ncholo was appointed as Non-Executive
Chairman, he resumed his role as Chief Executive Officer (and has remained in this position since Geoffrey Campbell became Non-
executive Chairman in October 2005). Mr. M.M. Wellesley-Wood holds a Bachelor of Science degree in Mining Engineering from the
Royal School of Mines, Imperial College London and a Postgraduate Diploma in Business Studies from London Metropolitan University.
He is a Chartered Engineer, a Member of the Institution of Mining and Metallurgy, a former Member of the London Stock Exchange, a
Fellow of the Securities Institute and a Member of the Society of Investment Professionals. He resigned as a director of Emperor Mines
Limited on June 26, 2006. On November 2, 2006, Mr. M.M. Wellesley-Wood announced his retirement from the Company. The effective date of Mr. M.M. Wellesley-Wood’s retirement will be December 31, 2006. Furthermore, Mr. M.M. Wellesley-Wood was appointed
Non-Executive Chairman of DRDGOLD SA with effect from January 1, 2007.
John William Cornelius Sayers (60) Chief Financial Officer. Mr. J.W.C. Sayers was appointed as Chief Financial Officer on
September 5, 2005. He has almost 40 years’ financial experience, most recently as Financial Director of Nampak Limited, from 1996 to
2004, and as Financial Director of Altron Limited, from 1989 to 1996, with a Bachelor of Science (Hons) degree in Econometrics and
Statistics. Mr. J.W.C. Sayers qualified as a chartered accountant in both England and South Africa. Mr. J.W.C. Sayers is also a Non-
Executive Director of Emperor Mines Limited and their acting Chief Financial Officer. On December 11, 2006, Mr. J.W.C. Sayers was
appointed as Chief Executive Officer with effect from January 1, 2007.

Non-Executive Directors
Geoffrey Charles Campbell (45). Mr. G.C. Campbell was appointed as Non-Executive Director in 2002, as a Senior Independent
Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on a gold mine in Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the
Merrill Lynch Investment Manager’s Gold and General Fund, one of the largest gold mining investment funds. He was also Research
Director for Merrill Lynch investment Managers. Mr. G.C. Campbell is Managing Director of Boatlaunch Limited and a director of
Oxford Abstracts. On June 26, 2006, he was appointed Non-Executive Chairman of Emperor Mines Limited.

Robert Peter Hume (66). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. He has forty two years' experience in the auditing field of which the last eighteen years were spent as a partner in the East London (South Africa) office of KPMG. Since retirement in 1999, he has spent seven years as an investment manager at Sasfin Frankel Pollak in East London. Mr. R.P. Hume is also a director of King Consolidated Holdings Limited.

Douglas John Meldrum Blackmur (62). Professor D.J.M. Blackmur was appointed as a Non-Executive Director in
October 2003. He holds a PhD in industrial relations from the University of Queensland and has a career which spans more than 35 years, primarily in the fields of management, corporate governance and research. He currently holds the position of Professor Extraordinary at the University of the Western Cape.

James Turk (59). Mr. J. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of G.M.
Network Limited (GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George Washington
University with a BA degree in International Economics in 1969, he has specialized in international banking, finance and investments.
After starting his career with Chase Manhattan Bank (now J.P. Morgan Chase) he joined RTB, Inc., the private investment and trading company of a prominent precious metals trader in 1980. He moved to the United Arab Emirates in 1983 as Manager of the Commodity
Department of the Abu Dhabi Investment Authority. Since resigning from this position in 1987, he has written extensively on money and banking.

Senior Management - Corporate
Jacob Hendrik Dissel (48) Group Financial Manager. Mr. J.H. Dissel holds a B.Comm Honors degree and joined the Company as Group Financial Manager in October 1999 from AngloGold, where he was financial manager responsible for financial systems. He has
23 years’ experience in the mining industry. Mr. J.H. Dissel was appointed as acting Chief Financial Officer with effect from
January 1, 2007.

Ilja David Graulich (34) Group Strategic Development Officer. Mr. I.D. Graulich, who joined the Company in February 2003 as
General Manager Investor Relations, was appointed Group Strategic Development Officer in January 2006. He is a former financial journalist and has 7 years’ experience across a number of media sectors. He has an MBA, is a director of Net-Gold Services Limited,
G.M. Network Limited, Emperor Mines Limited and an alternate director of Rand Refinery Limited.
Themba John Gwebu (42) Company Secretary. Mr. T.J. Gwebu (B Juris, LLB, LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He was appointed to his current position of Company
Secretary in April 2005.

Amanda Roxanne Hoosen (28) Manager Internal Audit and Compliance. Ms. A.R. Hoosen joined the Company in her current position in October 2004. She is a graduate in accounting and international business from Drexel University in the United States, and a
Certified Public Accountant. She was previously employed in the United States by Cox Enterprises Incorporated and Ernst and Young,
LLP.

Andrew Norman Weir (42) Group Strategic Manager Human Resources. Mr. A.N. Weir holds a B.Soc.Sci degree and a diploma in advanced labor law, and he has also completed a Management Development Program (MDP). He was appointed a director of
DRDGOLD SA in January 2006. Mr. A.N. Weir has 18 years’ experience in the mining industry.

Mark Craig Munroe (37) Chief Executive Officer DRDGOLD Capital Limited. Mr. M.C. Munroe joined the Company in 2002 and was appointed General Manager at Blyvoor in September 2004. Prior to this he was Manager New Business and Growth Projects. A
B.Comm graduate, Mr. M.C. Munroe holds a National Diploma and a National Higher Diploma in Metalliferous Mining. He obtained his
Mine Manager’s Certificate of Competency in 1999. He has 20 years’ experience in the mining industry. He was appointed Chief
Executive Officer of DRDGOLD Capital Limited in July 2006.

Senior Management - South Africa

Craig Clinton Barnes (36) Chief Financial Officer: DRDGOLD SA. Mr. C.C. Barnes joined the Company in August 2004 as
Group Financial Accountant. A Chartered Accountant, he has a B.Comm degree from the University of the Witwatersrand, or Wits
University, and a B.Com Honors degree from the University of South Africa, or Unisa. Prior to joining the Company, he was head of financial reporting for Liberty Group Limited and he has over eight years’ financial experience. He was appointed as Chief Financial
Officer of DRDGOLD SA in July 2006. He is an alternate director of G.M. Network Limited and Net-Gold Services Limited.

Manuel Da Silva (36) General Manager: ERPM. Mr. M. Da Silva is a BSc (Mining engineering) graduate of Wits University and obtained his Mine Manager’s Certificate in 1995. He joined the Company as Production Manager at Blyvoor in 2002 and was
appointed to his current position in August 2005. He has 14 years’ experience in the mining industry.

Henry Gouws (37) General Manager: Crown. Mr. H. Gouws graduated from Technicon Witwatersrand and obtained a National
Higher Diploma in Extraction Metallurgy in 1991. He completed an MDP in 2003 through Unisa School of Business Leadership. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He has 18 years’ experience in the mining industry.

Kevin Peter Kruger (38) Regional Engineering Manager and Environmental Manager: DRDGOLD SA. Mr. K.P. Kruger holds a BSc degree in mechanical engineering from Wits University and joined the Company in 1994. Previously Engineering Manager at the
Company’s North West Operations, he was appointed to his current position in April 2005.

Louis Charles Lamsley (58) Chief Operating Officer: DRDGOLD SA. Mr. L.C. Lamsley who has a National Diploma in
Metalliferous Mining and a Mine Manager’s Certificate of Competency, was appointed to his current position in January 2006. He has 33 years’ experience in the gold mining industry, 25 years of which have been spent in management.

Hurwa Ben Nyirenda (43) Head of New Business: DRDGOLD SA. Mr. H.B. Nyirenda joined the Company as Technical
Services Manager at Blyvoor in May 2004, transferring to the company’s North West Operations as Production Manager in October
2004. He has been the Head of New Business for DRDGOLD SA since January 2006. A graduate of the Camborne School of Mines,
England, he holds a BSc (Hons) in Mining Engineering, an MSc in Mining Engineering from the University of the Witwatersrand and an
MBA from the Wits Business School. A registered professional engineer with ECSA since 1998, he obtained his mine Manager’s certificate in 1995. He has 25 years’ experience in the mining industry, in both gold and diamond sectors. He has also worked in the field of financial management.
Daniel Johannes Pretorius (39) Chief Executive Officer: DRDGOLD SA and Group Legal Counsel. Mr. D.J. Pretorius who
holds a B.Proc, LLB degree was appointed Group Legal counsel for the Company in February 2003. He has 13 years’ of experience in the mining industry. He was appointed as Chief Executive Officer of DRDGOLD SA in July 2006 and is also a director of Rand Refinery
Limited.

Cornelius Russouw (48) General Manager: Blyvoor. Mr. C. Russouw became General Manager at Blyvoor in September 2006.
He was previously Mine Manager at Harmony Gold Mining Company Limited’s Virginia Operations and has held various mining-related positions within Harmony and GenGold/Gold Fields. During a career spanning 25 years, he has a B Tech degree in mining engineering, a national diploma in Metalliferous Mining and a National higher diploma in Metalliferous Mining.

Wayne Swanepoel (43) Regional Human Resources Manager: DRDGOLD SA. Mr. W. Swanepoel was appointed to his current position on April 1, 2005. Previously, he was Human Resources Manager at Crown and Senior Human Resources Manager at Rand
Mines’ Duvha Opencast Colliery. He holds a BA degree from Rhodes University and has completed the Management Development
Program and Development Program in Labor Relations, both at the University of South Africa’s School of Business Leadership, and an
advanced diploma in Labor Law at the University of Johannesburg. He has 16 years’ experience in the mining industry.

Charles Methley Symons (52) Regional Manager Projects: Crown and ERPM. Mr. C.M. Symons was appointed General
Manager Crown in 1997 and to his current position in January 2006. He holds a Masters degree in Business Leadership and a B.Comm degree from Unisa, and he also has a National Diploma in Extractive Metallurgy.

Phillip Watters (50) General Manager Projects: DRDGOLD SA. Mr. P. Watters joined the Company in 2002 and took up his current position on August 1, 2005. He was previously General Manager ERPM. Mr. P. Watters, who obtained a Mine Manager’s certificate in May 2004, has a total of 30 years experience in mining, 23 years of which were spent with Gold Fields and four with Anglo
American. His career includes both production and project management experience.

David Edwin Whittaker (50) Regional Geologist: DRDGOLD SA. Mr. D.E. Whittaker joined the Company in 1996 and took up his current position in April 2005. He has a BSc Honors degree from Luton College of Higher Education, a diploma in mining engineering from the Camborne School of Mines and a graduate diploma in engineering from Wits University. He has 24 years’
experience in the mining industry.

Senior Management - Australasia
Patrick Bindon (36) Director Corporate Communications: Emperor. Mr. P. Bindon joined Emperor in 2006 from Placer Dome’s
Port Moresby office where his role as external affairs coordinator involved managing all media relations and providing high-level political and external affairs advice to management. He obtained a Bachelor’s degree in Applied Science in 1991.

Frazer Bourchier (40) General Manager: Vatukoula. Mr. F. Bourchier is a qualified mining engineer with Bachelor’s and
Master’s degrees in Applied Science. He has more than 16 years’ experience in the gold mining industry, most of which were spent with the Placer Dome Group in Canada, South Africa and Papua New Guinea. Prior to his appointment as General Manager of Emperor’s
Vatukoula Gold Mine in Fiji in June 2006, he was Mining Manager and alternate General Manager at the Porgera Joint Venture in Papua
New Guinea.

Quinton Brand (33) Group Engineering Manager: Emperor. Mr. Q. Brand was appointed as Group Engineering Manager on
November 1, 2005. He joined the Company in 2002 as an engineering manager at ERPM and was transferred to Emperor in Fiji in the same position in 2004. Prior to 2002, he worked for Impala Platinum Limited as an operations engineer. He has had 15 years’ experience in the gold, platinum and coal mining industries.

Vanessa Chidrawi (35) Corporate Counsel: Emperor. Ms. V. Chidrawi has a BComm (Legal) degree from Wits University. She was a director and profit-sharing partner in the firm WS van Vuuren Incorporated Attorneys for nearly 10 years, after which she established her own practice. Her experience includes overseeing the firm’s High Court litigation practice, international clientele, black economic empowerment consulting, and commercial consulting and drafting.

Bradley Gordon (44) Chief Executive Officer: Emperor. Mr. B. Gordon was appointed to the board of Emperor in April 2006.
He has more than 10 years’ experience in senior management positions in the gold industry in Australia, Papua New Guinea and Fiji. He was most recently employed as Managing Director of Placer Dome Niugini Limited and prior to that as General Manager of Porgera.
Apart from the Porgera operation, he was also responsible for the Misima operation in the country. His experience includes many years in
Fiji, where he was employed by Emperor as operations Manager of the Vatukoula Gold Mine and General Manager of Tuvatu Gold
Mining Company Limited, a wholly owned subsidiary of Emperor. Mr. B. Gordon has a Bachelor’s degree in Engineering and an MBA.

Clyde Moore (48) Chief Financial Officer: Emperor. Mr. C. Moore was appointed a director and Chief Financial Officer of
Emperor in January 2006. He joined Emperor after working for the past eight years at the Australian and New Zealand Banking Group
Limited (ANZ), most recently as global Head of Project and Structured Financing, based in Melbourne. Prior to 2004 he was Head of
Natural Resources within ANZ’s Institutional Bank. He has 27 years’ experience in the finance industry, including senior roles in the
Americas with Dresdner Kleinwort Benson, Bank of America and Continental Illinois. He obtained a Bachelor’s degree in Economics in
1980. Emperor announced the resignation of Mr. C. Moore as Executive Director and Chief Financial Officer effective November 20,
2006. Mr. C. Moore resigned for personal reasons, but will continue to work with Emperor on selected projects in the future.
Mr. J.W.C. Sayers is the acting Chief Financial Officer of Emperor.

Malcolm Norris (47) Executive General Manager Exploration: Emperor. Mr. M. Norris joined Emperor as Executive General
Manager Exploration on September 1, 2006 from Indophil Resources, where he was General Manager Exploration and Business
Development. He previously held senior positions with WMC Resources. A member of the Australasian Institute of Mining and
Metallurgy and of the Society of Economic Geologists, he holds BSc Honours (Geology) and MSc degrees.

Bradley Sampson (40) General Manager: Papua New Guinea. Mr. B. Sampson was appointed to his current position in August
2006, with principal responsibility for Tolukuma in Papua New Guinea and for overseeing Emperor’s 20% stake in the Porgera Joint
Venture, also in Papua New Guinea. He was previously General Manger at Gold Fields Limited’s St Ives Mine in Western Australia and
Kloof operation in South Africa, and has also held positions with Anglo American, Ross Mining NL and Comalco. A member of the
Australian Institute of Company Directors and the Australian Institute of Mining and Metallurgy, he holds Bachelor of Engineering and
Master of Business Administration degrees.

John Wallace (58) General Manager Human Resources: Emperor. Mr. J. Wallace has over 20 years’ experience in the mining industry, primarily in the South Pacific region with extended periods working in human resources at Misima, Ok Tedi and Lihir in Papua
New Guinea; Kaltim Prima Coal in Indonesia; and Gold Ridge in the Solomon Islands. He has extensive knowledge of the working conditions and requirements in these regions.

Changes in our Board of Directors and Executive Officers

The following changes occurred in our board of directors and executive officers from July 1, 2005 to November 30, 2006.
Appointments
Title
Date
J.W.C. Sayers
1
Chief Financial Officer September 5, 2005
G.C. Campbell Non-Executive Chairman October 25, 2005
Resignations
Title
Date
M.P. Ncholo Non-Executive Chairman October 25, 2005
I.L. Murray Corporate Development Officer November 30, 2005
1
Mr. J.W.C. Sayers has been appointed as Chief Executive Officer with effect from January 1, 2007 after the resignation of
Mr. M.M. Wellesley-Wood with effect from the same date.

Directors' Terms of Service

The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors:
Director
Title
Year first
appointed
Term of
current
office
M.M. Wellesley-Wood Chief Executive Officer 2000* 1 year
I.L. Murray Corporate Development Officer 2000## 2 years
J.W.C. Sayers Chief Financial Officer 2005### 2 years
M.P. Ncholo Non-Executive Chairman 2002# 2 years
G.C. Campbell Non-Executive Director 2002 2 years
R.P. Hume Non-Executive Director 2001 2 years
D.J.M. Blackmur Non-Executive Director 2003 2 years
J. Turk Non-Executive Director 2004 2 years
*      Reappointed in 2005; retired with effect from December 31, 2006
#      Resigned October 25, 2005
##    Resigned November 30, 2005
###  Appointed Chief Executive Officer with effect from January 1, 2007

There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.
6B. COMPENSATION
Our Articles of Association provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid for the year ended June 30, 2006 was R17.9 million
($2.8 million). Non-Executive Directors receive a basic fee of $30,000 per annum, subcommittee fees of $2,000 per annum for each subcommittee of which they are a member and $4,000 per annum for each subcommittee of which they are chairperson.
The following table sets forth the compensation for our directors for the year ended June 30, 2006:
Directors
Basic
salary/fees
($'000)
End of contract
payment
($'000)
Retirement fund
contributions/
bonus/restraint
of
trade/expenses
($'000)
Total
($'000)
Share option
scheme gains
($'000)
Executive
M.M. Wellesley-Wood ..................................... 566 274 725 1,565 -
I.L. Murray........................................................
JWC Sayers.......................................................
271
263
224
-
133
-
628
263
-
-
Subtotal ............................................................
1,100
498
858
2,456
-
Non-Executive
M.P. Ncholo ...................................................... 19 - 34 53 -
G.C. Campbell .................................................. 80 - 39 119 -
R. Hume ............................................................ 33 - 15 48 -
D.J.M. Blackmur...............................................
J Turk.................................................................
36
27
-
-
16
27
52
54
-
-
Subtotal ............................................................
195
-
131
326
-
Total
1,295
498
989
2,782
-
See also Item 6E “Share Ownership” for details of share options held by directors.

Compensation of senior management

Our senior management comprises its executive directors and executive officers. Under the JSE Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than Executive and Non-
Executive Directors. However, the aggregate compensation paid to executive officers, excluding compensation paid to Executive
Directors, in fiscal 2006 was $5.4 million (fiscal 2005: $1.8 million), representing 31 executive officers in fiscal 2006 and 12 executive officers in fiscal 2005.

Bonuses or incentives are paid based upon performance against predetermined key performance indicators. Should an executive director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a bonus of up to 50% of his remuneration package, depending on his particular agreement. Should an Executive Director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined by the Remuneration and Nominations
Committee.

Service Agreements

Service contracts negotiated with each executive and Non-Executive Director incorporate their terms and conditions of employment and are approved by our Remuneration and Nominations Committee.

The Company’s executive directors, Mr. M.M. Wellesley-Wood and Mr. J.W.C. Sayers, entered into agreements of employment with us, DRDGOLD SA and DRD (Isle of Man) on December 1, 2005 and September 5, 2005, respectively. These agreements regulate the employment relationship with Messrs. M.M. Wellesley-Wood and J.W.C. Sayers. Separate agreements of employment were entered into with us and DRD (Isle of Man) to reflect the proportionate distribution of time and effort which they apply between our South African and Australasian operations. Mr. Wellesley-Wood’s DRD (Isle of Man) contract has been transferred to DRD (Offshore) with effect from July 1, 2006.
Mr. M.M. Wellesley-Wood receives from DRDGOLD SA a consulting fee of R0.5 million ($0.1 million), and an all-
inclusive remuneration package from DRD (Offshore) of $270,000 per annum (payable in pounds sterling). He is also eligible, under this agreement, to receive an incentive bonus of up to 50% of his annual remuneration package in respect of each of two bonus cycles of 6 months each, over the duration of his appointment, on condition that he achieves certain agreed key performance indicators.
Mr. M.M. Wellesley-Wood’s agreements also provide that he will receive a total of up to 500,000 of our ordinary shares in two equal tranches at intervals of 6 months over the duration of his agreements of employment. In terms of a JSE listing requirement, these allotments were subject to approval by shareholders. We have since decided, and Mr. M.M. Wellesley-Wood has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares. An alternate means of achieving the objective of the retention incentive has been implemented through the payment of a bonus. Mr. M.M. Wellesley-Wood became entitled to an amount of R1.8 million ($0.3 million) on the expiry of his previous agreement on November 30, 2005, which was equal to half his remuneration package calculated on the basis of the remuneration package on the date of termination of employment.

Mr. J.W.C. Sayers receives from us an all-inclusive remuneration package of R2.0 million ($0.3 million) per annum.
Mr. J.W.C. Sayers is eligible under his employment agreement, for an incentive bonus of up to 50% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration of his appointment, on condition that he achieves certain key performance indicators.
Each service agreement with our directors provides for the provision of benefits to the director where the agreement is terminated by us, or DRD (Offshore) in the case of our executive officers, except where terminated as a result of certain action on the part of the director, or upon the director reaching a certain age, or by the director upon the occurrence of a change of control of us. A termination of a director's employment upon the occurrence of a change of control of us is referred to as an “eligible termination.” Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary or fees, but not more than four years salary or fees, depending on the period of time that the director has been employed. Upon an eligible termination, all options held by the director under our share option scheme become exercisable by the director at any time prior to the closing of the transaction involving a change of control or, in certain circumstances in the case of executive directors, during the thirty day period following the closing of such a transaction. Additionally, upon an eligible termination, the executive directors become entitled to any of the shares granted to such executive director that have not yet vested, subject to shareholder approval. Moreover, the Board of Directors may, at its discretion, accelerate the issuance of shares granted to the executive directors that are scheduled to vest following the expiration of the agreement in the event that the agreement automatically terminates and is not extended or replaced by another agreement with the executive director.
Non-Executive Directors receive an annual share allocation to the value of 60% of the fees the individual directors received during 12 months preceding the allocation.

Messrs. G.C. Campbell, R.P. Hume, D.J.M. Blackmur and J. Turk each have service agreements which run for fixed periods until October 31, 2007, September 30, 2006, October 31, 2007 and October 31, 2006, respectively. After their two year period, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice.
6C. BOARD PRACTICES

Board of Directors
As at November 30, 2006, the board of directors comprises two Executive Directors (Messrs. M.M. Wellesley-Wood and
J.W.C. Sayers) and four Non-Executive Directors (Messrs. G.C. Campbell, D.J.M. Blackmur, R.P. Hume and J. Turk). The Non-
Executive Directors are independent under the Nasdaq requirements and the South African King II Report, with the exception of Mr.
J. Turk, by virtue of his directorship of G.M. Network Limited (GoldMoney.com), the holding company of Net-Gold Services Limited in which we have a 50.25% interest.

In accordance with the King II Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr.
G.C. Campbell is now the Non-Executive Chairman, Mr. M.M. Wellesley-Wood is now the Chief Executive Officer and Mr. J.W.C.
Sayers the Chief Financial Officer. Professor D.J.M. Blackmur was appointed senior independent Non-Executive Director. In future, the evaluation of the Chairman’s performance will be considered by the Non-Executive Directors led by the senior independent Non-
Executive Director. The board has established a nominations committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the Nasdaq rules a majority of independent directors will select or recommend director nominees.

The board’s main roles are to create value for shareholders, to provide leadership of the Company, to approve the Company’s strategic objectives and to ensure that the necessary financial and other resources are made available to management to enable them to meet those objectives. The board retains full and effective control over the Company, meeting on a quarterly basis with additional ad hoc meetings being arranged when necessary, to review strategy and planning and operational and financial performance. The board further authorizes acquisitions and disposals, major capital expenditure, stakeholder communication and other material matters reserved for its consideration and decision under its terms of reference. The board also approves the annual budgets for the various operational units.

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

All directors, in accordance with the Company’s Articles of Association, are subject to retirement by rotation and re-election by shareholders. In addition, all directors are subject to election by shareholders at the first annual general meeting following their appointment by directors. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for re-election are accompanied by sufficient biographical details in the notice of the forthcoming annual general meeting to enable shareholders to make an informed decision in respect of their re-election.

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

A majority of the Non-Executive Directors have share options under the Company’s share option scheme, but we do not believe that this interferes with their independence. Since December 2004, neither the Executive Directors, nor the Non-Executive
Directors were issued new share options. See Item 6A.: “Directors, Senior Management and Employees” and Item 6E.: “Share
ownership”.

Board meetings are held quarterly in South Africa or internationally. The structure and timing of the Company’s board meetings, which are scheduled over 2 or 3 days, allows adequate time for the Non-Executive Directors to interact without the presence of the executive directors. The board meetings include the meeting of the Risk Committee, Audit Committee and Remuneration and
Nominations Committee which act as subcommittees to the board. Each subcommittee is chaired by one of the Independent Non-
Executive Directors who provide a formal report back to the board, as part of the quarterly reporting process. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.

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
Executive Committees

Two Executive Committees have been established. An Executive Committee for the Australasian operations and an Executive
Committee for the South African operations. As at November 30, 2006, the Australasian Executive Committees consisted of Mr. B.
Gordon (Chairman), Mr. B. Sampson, Mr. F. Bourchier, Mr. M. Norris, and Mr. J. Wallace. The South African operations Executive
Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. C.C. Barnes, Mr. J.H. Dissel, Mr. T.J. Gwebu, Mr. I.D. Graulich, Mr. N.B.
Nyirenda, Mr. K.P. Kruger, Mr. L.C. Lamsley, Mr. J.W.C. Sayers, Mr. A.N. Weir, and Mr. M.M. Wellesley-Wood.

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
members $2,000 per annum. The committees are subject to regular evaluation by the board with respect to their performance and effectiveness.

The following information reflects the composition and activities of these committees.
Committees of the Board of Directors

Remuneration and Nominations Committee

The Remuneration and Nominations Committee consists of Professor D.J.M. Blackmur (Chairman), Mr. G.C. Campbell and Mr.
R.P. Hume.
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
•
Basic remuneration, as benchmarked against industry norms;
•
Bonuses or incentives, which are measured against agreed outcomes or Key Performance Indicators, or KPIs;
•
Short-term rewards for exceptional performance; and
•
Long-term retention of key employees based on scarcity of skill and strategic value, using share options granted under the
DRDGOLD (1996) Share Option Scheme or shares for the Executive Directors.
A copy of the policy is available by application to the Company Secretary at the Company’s registered office.
Audit and Risk Committee
On February 11, 2005, the Audit and Risk Committees started conducting joint meetings in respect of the quarterly meetings.
The members meet and the business of each committee is handled in joint deliberations taking place on the issues raised. The Audit
Committee part of the meeting is chaired by Mr. R.P. Hume and the Risk Committee part of the meeting is chaired by Professor
D.J.M. Blackmur. The reason for the joint sittings is that there is a great deal of overlap between the financial risks discussed at Audit
Committee level and at Risk Committee level. The joint sittings of the Committees bring about better disclosure and ensures that the
Company conforms more closely with the process prescribed by the US Sarbanes-Oxley Act of 2002.
Audit Committee

As at June 30, 2006, the Audit Committee consisted of Mr. R.P. Hume (Chairman), Mr. G.C. Campbell and Professor D.J.M.
Blackmur.
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

Risk Committee

As at June 30, 2006, the Risk Committee consisted of Professor D.J.M Blackmur (Chairman); Mr. M.M. Wellesley-Wood and
Mr. J. Turk.
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

The system to manage risk involves all significant business and operational risks which could undermine the achievement of business objectives and undermine the preservation of shareholders values. The significant risks facing the Group including those at operations have been identified and have been included in Item 3D.: “Risk factors.” Individuals have been appointed to address each risk and the results thereof are reviewed by senior management through regular risk meetings. The aim of the internal control systems is for management to provide reasonable assurance that the objectives will be met. In addition to the above initiatives the Group also employs third party consultants to benchmark our operations against other mining operations throughout South Africa and more than
300 different mining companies worldwide.
An important aspect of risk management is the transfer of risk to third parties to protect the Company from any major disaster. We have embarked on a program to ensure that our major assets and potential business interruption and liability claims are covered by group insurance policies that encompass our operations world-wide. The majority of the cover is through reputable insurance companies in London and Europe and the insurance programs are renewed on an annual basis. A cell captive has been established to enable further reduction in annual insurance premiums. An insurance company, Fortis Limited, has been established to provide workers compensation insurance to Tolukuma in Papua New Guinea.
6D. EMPLOYEES

Employees

The geographic breakdown of our employees (including contractors who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:
Year ended June 30
2006
2005
2004
South Africa ............................................................................................................................................. 7,740 3,481 12,986
Australasia................................................................................................................................................ 2,653 824 751
Total ......................................................................................................................................................... 10,393 4,305 13,737

The total number of employees at June 30, 2006, of 10,393 comprises 1,397 contractors and 8,996 employees who are directly employed by us and our wholly-owned Group companies. As of November 30, 2006, we had 10,067 employees. The increase in the number of employees in fiscal 2006 is due to the restructuring during fiscal 2006 which incorporated Crown, ERPM (December 2005)
and Emperor (April 2006). The decrease in the number of employees in fiscal 2005 was due to the provisional liquidation of the North
West Operations which included 7,614 employees in March 2005.

As of June 30, 2006, the breakdown of our employees (excluding Porgera) by main categories of activity was as follows (2005 and 2004 excludes Porgera, Emperor, Crown and ERPM):
Year ended June 30,
Category of Activity
2006
2005
2004
Mining - Our Employees ......................................................................................................................... 5,286 2,317 7,507
Mining – Contractors............................................................................................................................... 1,397 676 2,372
Engineering .............................................................................................................................................. 1,854 586 2,182
Metallurgy................................................................................................................................................ 944 322 728
Mineral Resources ................................................................................................................................... 442 162 256
Administration ......................................................................................................................................... 280 124 240
Environmental........................................................................................................................................... 43 36 105
Human Resources .................................................................................................................................... 65 43 204
Medical..................................................................................................................................................... 24 9 116
Safety........................................................................................................................................................ 58 30 26
Total ......................................................................................................................................................... 10,393 4,305 13,737

Labor Relations
As at June 30, 2006, we employed and contracted 7,740 people in South Africa, 778 in Papua New Guinea, 1,856 in Fiji and 19
in Australia. This excludes all employees from our 20% interest in the Porgera Joint Venture. Approximately 70% of South African
employees are members of trade unions or employee associations. There were no material incidents of industrial action or labor unrest at our operations during fiscal 2006.

South Africa's labor relations environment remains a platform for social reform, while the political transitions that have taken place in the country have reduced the impact of organized labor on political transformation. The National Union of Mineworkers, or
NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the South African Communist Party as it is the biggest affiliate of
COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD / National Union of Mineworkers coordinating forum meets regularly to discuss matters pertinent to both parties at a DRDGOLD SA level, while operations level forums continue to deal with local matters. The wage agreements for 2005 to 2007 provided for wage increases of 6% for the first year and 6.5%
increase for the second year. This agreement took effect from July 1, 2005. Wage agreements were also signed with the other recognized unions and associations.
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

Tolukuma in Papua New Guinea is not unionized, however, labor relations and the relationship with the surrounding communities are maintained by way of worker consultative committees and a community forum lead by the Community Relations
Manager.

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

Safety statistics

Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following 2006 overall statistics for our managed mines (including Crown, ERPM and Emperor, but excluding Porgera) are reflected below (2005 statistics includes Crown and ERPM, but excludes Porgera and Emperor):

(Per million man hours)
Year ended June 30,
2006
2005
Lost time injury frequency rate (LTIFR)
1
.............................................................................................. 6.32 9.55
Reportable incidence
1
............................................................................................................................. 3.52 3.44
Fatalities ................................................................................................................................................. 0.23 0.25
Number of fatalities (average per month) ............................................................................................... 0.58 0.83
6E. SHARE OWNERSHIP

As of November 30, 2006, options to purchase ordinary shares held by directors were as follows:

Directors
Options at
June 30,
2005
Options
granted
during the
period
Average
Exercise
price (R)
Options
exercised
during the
year
Average
Exercise
Price (R)
Options
lapsed
during the
year
Options at
Nov 30,
2006
Expiration
Dates
2
Executive
M.M. Wellesley Wood ..... 1,081,622 - - - - - 1,081,622     3/26/2012-
6/17/2015
I.L. Murray
3
....................... 838,087 - - - - - 838,087      8/21/2010-
6/17/2015
Non-Executive
M.P. Ncholo
4
..................... 50,494 - - - - - 50,494      3/20/2012-
6/17/2015
G.C. Campbell .................. 57,994 - - - - - 57,994      3/20/2012-
6/17/2015
R.P. Hume .........................       77,907 - - - - - 77,907      10/1/2011-
6/17/2015

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

Under the listings requirements of the JSE, we are not required to disclose, and we do not otherwise disclose or ascertain, share ownership of individual executive officers in our share capital. However, to the best of our knowledge, we believe that our ordinary shares held by executive officers, in aggregate, do not exceed one percent of the Company’s issued ordinary share capital. For details of share ownership of directors see Item 7A.: “Major Shareholders.”
1
Calculated as follows: Actual number of instances divided by the total number of man hours worked multiplied by one million.
2
Certain Directors hold options which expire at various times. For those directors, a range is provided indicating the earliest and latest expiration dates.
3
Mr. I.L. Murray resigned as an Executive Director on November 30, 2005.
4
Dr. M.P. Ncholo resigned as Non-Executive Chairman on October 25, 2005.

DRDGOLD (1996) Share Option Scheme, or the Scheme

We operate a securities option plan as an incentive tool for our Executive Directors, Non-Executive Directors and senior employees whose skills and experience are recognized as being essential to the Company’s performance. In terms of the Scheme rules, a maximum of 15% of the issued ordinary shares is reserved for issuance thereunder and no participant may hold options at any time, which if exercised in full, would exceed 2% of our issued share capital at that time. As at November 30, 2006, the number of issued and exercisable share options is approximately 5% of the issued ordinary share capital, which is within the National Association of
Pension Funds (United Kingdom) international accepted guideline of 3 to 5% for such schemes. In addition, the participants in the
Scheme are fully taxed at their maximum marginal tax rate on any gains realized on the exercise of their options.

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
25% 1 year
25% 2 years
25% 3 years

Any options not exercised within ten years from the original date of the option grant will expire and may not thereafter be exercised. The previous bi-annual allocation of options was changed in April 2006 to an annual allocation.

Options to purchase a total of 14,575,256 ordinary shares were outstanding on June 30, 2006, of which options to purchase
9,257,847 ordinary shares were currently exercisable. In fiscal 2006, a total of 102 employees participated in the Scheme including
Executive Directors, Non-Executive Directors and other senior employees. Since December 2004, neither the Executive Directors, nor the
Non-Executive Directors were issued new share options. The outstanding options are exercisable at purchase prices that range from R3.11 to R36.08 per share and expire ten years from the date of issue to the participants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS
As of November 30, 2006, our issued capital consisted of:
•
330,789,532 ordinary shares of no par value; and
•
5,000,000 cumulative preference shares.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

Based on information available to us, as of November 30, 2006:
•
there were 5,335 record holders of our ordinary shares in South Africa, who held approximately 35,340,761 or approximately
10.7% of our ordinary shares;
•
there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
•
there were no US record holders of our ordinary shares, excluding those shares which are held as part of our ADS program; and
•
there were 3,252 record holders of our ADSs in the United States, who held 248,195,056 approximately or approximately 75.0%
of our ordinary shares.

The following table set forth information regarding the beneficial ownership of our ordinary shares as of November 30, 2006 by:
•
each of our directors; and
•
any person whom the directors are aware of as at November 30, 2006 who is interested directly or indirectly in 5% or more of our ordinary shares.
Shares Beneficially Owned
Holder
Number
Percent
M. M. Wellesley-Wood ...................................................................................................................................
*
J.W.C. Sayers...................................................................................................................................................
*
J. Turk...............................................................................................................................................................
*
G.C. Campbell .................................................................................................................................................
*
R.P. Hume ........................................................................................................................................................
*
D.J.M. Blackmur..............................................................................................................................................
*
Bank of New York ADRs
101 Barclay Street
New York, NY 10011
248,195,056 75.0%

* Indicates share ownership of less than 1% of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of November 30, 2006, are treated as outstanding for computing the percentage of any other person. As of
November 30, 2006, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 75.0% of our issued ordinary shares through our ADR program. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated
otherwise, the business address of the beneficial owner is: DRDGOLD Limited, EBSCO House 4, 299 Pendoring Avenue, Blackheath,
Randburg, South Africa.

Cumulative Preference Shares

Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares.
Randgold's address is 28 Harrison Street, Johannesburg, South Africa.

The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months. The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the Argonaut mineral rights acquired from Randgold & Exploration Company Limited in September 1997. They will only obtain their potential voting rights once the Argonaut Project becomes an operational gold mine, and dividends accrue to them. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on the disposal of all or substantially all of our assets or mineral rights. There is currently no active trading market for our cumulative preference shares. No shareholder has voting rights which differ from the voting rights of any other shareholder. On May 1, 2005, the Argonaut mineral rights reverted to the South African
State, in terms of the MPRD Act. On February 6, 2006, a prospecting right covering an area of 969 hectares over part of the Argonaut
Project was obtained.
7B.
RELATED PARTY TRANSACTIONS

Rand Refinery Agreement

On October 12, 2001, we entered into an agreement with RRL for the refining and sale of all of our gold produced in South
Africa. Under the agreement, RRL performs the final refining of our gold and casts it into troy ounce bars. RRL then sells the gold on the same day as delivery, at the London afternoon close price on the day the gold is sold. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. For fiscal 2006 this amounted to $0.3 million and $0.4 million and $0.9 million for fiscal 2005 and 2004, respectively. Mr. D.J. Pretorius, CEO of DRDGOLD South Africa (Pty) Limited, is also a director of
RRL and is a member of their audit committee. Also, Mr. I.D. Graulich, our Group Strategic Officer, is an alternate director to Mr. D.J.
Pretorius. With the provisional liquidation of Buffelsfontein Gold Mines Limited on March 22, 2005, our 10.6% interest in RRL decreased to our current ownership of 4.1%. RRL is jointly owned by South African gold mining companies.

C. Press Loan

During fiscal 2003, Mr. C. Press, a director of Net-Gold Services (Pty) Limited, or Net-Gold, a consolidated subsidiary company, loaned an amount of $24,946 to Net-Gold. This loan is interest free, unsecured and has no fixed terms of repayment. The funds were used for short-term working capital advances. As at November 30, 2006, the full balance was still outstanding.

iProp Loan Note

On June 12, 2002, we entered into a loan agreement with Crown pursuant to which an amount of R37.7 million ($3.6 million) is recorded as owing by Crown to us. At the time, Crown was an indirect wholly-owned subsidiary of CCGR. We sold 60% of our interest in Crown to KBH. This amount was originally owed by Crown to iProp Limited (previously known as RMP Properties SA Limited), or
iProp, in terms of a secured loan note. In an arrangement in which JCI Gold Limited, or JCI, paid iProp R38.0 million ($3.7 million) in exchange for an issue by us to JCI of 8,000,000 ordinary shares, the loan note was ceded to us. The loan note has now been cancelled and restated in terms of the loan agreement entered into on June 12, 2002. The total amount outstanding on this loan as of
November 30, 2006, is R54.6 million ($7.7 million). The loan bears interest at the prime rate of The Standard Bank of South Africa
Limited. During fiscal 2006 we agreed to suspend the interest accrual with effect from November 30, 2005 indefinitely. As of June 30,
2006, the interest rate was 10.5% per annum and as of November 30, 2006, the interest rate on this loan stood at 12.0%. The loan is repayable on demand within seven years. During fiscal 2005 we agreed to suspend our right to demand repayment indefinitely. The loan is unsecured. In terms of the loan agreement the principal amount will be repaid in equal annual installments. As at November 30, 2006, this balance was still owing to us, however, we have recognized an impairment against this loan and it is carried at a nil value.

Crown Gold Recoveries (Pty) Limited

In connection with the sale by us of 60% of our interest in Crown we agreed to lend KBH R5.3 million ($0.7 million) under a loan agreement entered into on June 12, 2002. Prior to this, Crown was an indirect wholly-owned subsidiary of ours. The loan bears interest at the prime rate of The Standard Bank of South Africa Limited. The loan was fully repaid in November 2005.

On June 12, 2002, we entered into two loan agreements with Crown, the first being for R0.9 million ($0.09 million) and the second being for R37.7 million ($3.6 million). The first loan is payable on demand within three years from such a demand having been made and interest is payable annually in arrears and the second loan is payable on demand within seven years from such a demand having been made and interest is payable annually in arrears. During fiscal 2005 we reached an agreement with Crown that we would suspend our right to demand repayment of this balance indefinitely, due to the loss making position of Crown. The total amount outstanding on these loans, as at October 31, 2006, is R55.1 million ($7.4 million), however, we have recognized an impairment against this loan and it is carried at a nil value. During fiscal 2006 we agreed to suspend the interest accrual with effect from November 30, 2005 indefinitely.

On June 12, 2002, we entered into a shareholders' agreement with KBH, the Industrial Development Corporation, or IDC,
CCGR and Crown. This shareholder agreement documents three previously interest free loans from CCGR to Crown totaling
R190.0 million ($30.3 million). Under the terms of the share purchase agreement, 57% (R108.0 million ($17.2 million)) of the principal amount of these loans were sold to IDC and 3% (R5.7 million ($0.9 million)) to KBH. However, upon KBH exercising its option to purchase IDC's interest in Crown, IDC's portion of this loan was ceded to KBH. These balances are still outstanding as at
November 30, 2006, however, we have recognized an impairment against this loan and it is carried at a nil value. During fiscal 2006 we agreed to suspend the interest accrual with effect from November 30, 2005 indefinitely.

On July 20, 2005, we acquired from IDC all the remaining balances owing by Crown and ERPM through the issue of 4,451,219 of our shares, representing a cost of R28.9 million ($4.3 million). These balances are still outstanding as at November 30, 2006.

These loans currently bear interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft which as of November 30, 2006, stood at 12.0%. It is the intention of the parties to amend the terms of the shareholders' loans. During fiscal
2006 we agreed to suspend the interest accrual with effect from November 30, 2005 indefinitely.

Dr. M.P. Ncholo, previously one of our non-executive directors, is also the chairman of KBH. The 4,794,889 shares originally issued to KBH were subject to a put and call option instrument between KBH and Investec, with the shares held as security. The option was exercised and Investec took possession of the shares in three equal tranches in June, July and August 2004.

East Rand Proprietary Mines Limited

On October 10, 2002, Daun et Cie AG, Courthiel Holdings (Pty) Limited, KBH, Claas Edmond Daun, Paul Cornelis Thomas
Schouten, Moltin Paseka Ncholo, Masechaba Palesa Moletsane Ncholo, Michelle Patience Baird, Derek Sean Webbstock, or collectively the Sellers, and Crown, entered into an agreement pursuant to which Crown agreed to purchase from the Sellers the entire issued share capital and shareholders' claims of ERPM. At the time Dr. M.P. Ncholo was one of our non-executive directors and we owned a 40%
interest in Crown. The purchase price for the acquisition of the entire issued share capital and the value of shareholders’ claims was
R100.0 million ($9.5 million). Crown loaned an amount of R60.0 million ($5.7 million) to the Sellers as an interest free loan, and Crown received from the Sellers, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the Sellers' claims to Crown. The conditions of the sale were fulfilled and the amount was deemed to be paid to the Sellers on account of the purchase price.
An existing mortgage bond registered by ERPM in favor of Courthiel Holdings (Pty) Limited securing shareholder loans in the sum of
R10.0 million ($1.9 million) was also ceded to Crown as security on October 11, 2002. The full amount is still owing under the bond.

The South African competition authorities' approval for the acquisition of ERPM by Crown was obtained and the R60.0 million
($5.7 million) loan was deemed to be part payment of the purchase price. As to the balance of the purchase price of R40.0 million
($3.8 million), KBH, a 60% shareholder in Crown, agreed to use its best endeavors to obtain a loan of R40.0 million ($3.8 million) from
IDC which was paid to the Sellers as final part payment of the purchase price of the ERPM acquisition. Crown procured the release of the
Sellers from all statutory environmental obligations, including obligations to furnish guarantees and similar instruments to the DME and
ERPM assumed the Sellers' responsibilities in this regard. Crown acquired ERPM, without indemnification for any disclosed or undisclosed liabilities, which could require Crown to incur significant financial obligations to satisfy any liability.

On January 1, 2003 and April 7, 2003, we advanced to Crown R9.8 million ($1.6 million) and R2.1 million ($0.3 million), respectively, on the same terms. These amounts relate to ERPM acquisition costs and working capital requirements respectively. During fiscal 2006 we agreed to suspend the interest accrual with effect from November 30, 2005 indefinitely.

Additionally, on September 18, 2002, in connection with Crown's acquisition of ERPM, we provided a working capital facility of R10.0 million ($1.6 million) to ERPM. The loan bears interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft and as of October 31, 2006, the interest rate on the loan stood at 12.0%. The loan is secured by a pledge of certain movable assets of ERPM. During fiscal 2006 we agreed to suspend the interest accrual with effect from November 30, 2005 indefinitely.

Furthermore, from July 1, 2003 to April 30, 2004, funds were advanced to ERPM by way of a capital expansion loan of R32.2 million ($5.1 million) and on September 1, 2003, by way of debentures of R16.0 million ($2.6 million). These funds were utilized to fund infrastructure upgrades and the purchase of mining equipment. The loan facility is repayable in equal installments over the 5 years, and bears interest at prime less 0.5%. The debentures are repayable in 78 months from issue date and bear interest at prime (rate charged by
The Standard Bank of South Africa Limited) less 2.5%. In addition the debentures receive a royalty of 0.267% of the gross revenue received from net smelter revenue. During fiscal 2006 we agreed to suspend the interest accrual with effect from November 30, 2005 indefinitely.

As a result of the low Rand gold price in fiscal 2004, coupled with a number of unforeseen operational setbacks, the structured capital expansion and underground resource development plan at ERPM was abandoned. All project finance loans advanced to Crown and ERPM, and described above, totaling $8.8 million were included in investment in our associate in fiscals 2004, and 2005 against which losses recorded by the associate, were recognized against these advances in fiscals 2004 and 2005. In fiscal 2006, Crown and
ERPM were consolidated from December 1, 2005 and no further advances were made. No repayment has been received on either the loan or the debentures and management has agreed to suspend repayments indefinitely.

Management Service Agreements

We provide management services for DRDGOLD SA, Blyvoor, Crown, ERPM and DRD (Isle of Man) under management service agreements entered into with each of them. These services include financial management, gold administration, technical and engineering services, mineral resource services and other management related services. We own an 85% interest in DRDGOLD SA.
Blyvoor, Crown and ERPM are wholly-owned subsidiaries of DRDGOLD SA. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.

The management services at Blyvoor, Crown and ERPM are provided exclusively by us. Our management fee for services performed for fiscal 2006 at Blyvoor was R10.3 million ($1.6 million), Crown R10.3 million ($1.6 million) and ERPM R10.3 million
($1.6 million). Management fees recovered from DRD (Isle of Man) for fiscal 2006 were R30.9 million ($4.8 million). We are currently in the process of revising all management service agreements with subsidiaries.

Assistance with regards to funeral expenses

During fiscal 2004, financial assistance was provided by ERPM, to the family of Dr. M.P. Ncholo, at the time a non-
executive director of our Company, and executive director of KBH, with regards to funeral expenses relating to the death of a family member who was a temporary employee of ERPM. In terms of ERPM’s practice, the funds were advanced on compassionate grounds to assist the family with costs associated with the funeral. This amounted to R90,447 ($12,441). During fiscal 2006 the amount was written off.

Black Economic Empowerment transaction with Khumo Bathong Holdings (Pty) Limited

On July 6, 2005, we signed a Memorandum of Understanding with KBH, regarding the acquisition by KBH of a 15% stake in the Company’s South African operations.

The transaction comprised the exchange of 75% of KBH’s 60% stake in Crown, including its wholly-owned subsidiary ERPM, for a 15% indirect interest in our wholly-owned subsidiary, Blyvoor. This would result in KBH’s ownership of 15% of the total of our
South African operations.

On October 27, 2005, our board of directors approved the extension of our existing black economic empowerment structure with
KBH to cover all of our South African assets. The new structure resulted in Khumo Gold acquiring, as a first step, a 15% interest in a newly created vehicle, DRDGOLD SA, which holds a 100% interest in ERPM, Crown and Blyvoor. We retained an 85% interest in
DRDGOLD SA.

On November 18, 2005, we subscribed for $4.8 million (R31.8 million) new Khumo Gold preference shares. The proceeds from these preference shares were used by Khumo Gold to settle an existing loan to KBH of $1.2 million (R7.9 million) and subscribe for $0.6 million (R4.1 million) new preference shares in ERPM, $0.4 million (R2.7 million) new preference shares in Crown, $0.6 million (R3.9 million) new preference shares in Blyvoor and an initial 15% of the issued ordinary shares in DRDGOLD SA for $2.0 million (R13.2 million). In accordance with the terms of the MOU, Khumo Gold has been granted an option, exercisable over three years, to acquire a further 11% interest in DRDGOLD SA for the payment consideration of $1.4 million (R9.3 million). This further equity tranche will include a 6% stake to be placed in a new, Employee Trust.

On December 11, 2006, Khumo Gold exercised the option granted by us pursuant to the option agreement concluded between the parties in October 2005. Khumo Gold acquired from us a further 50,000 ordinary shares in DRDGOLD SA for $0.6 million
(R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased by 5% to 20%. In addition,
Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million (R5.1 million). After exercising the option, the trust's shareholding in
DRDGOLD SA is 6%. We will finance the transaction, on condition that the terms of the finance are determined by independent experts to be fair and reasonable to our shareholders. It is proposed that we will subscribe for preference shares in Khumo Gold and extend a loan to the trustees of the trust.

Financing and operating assistance package for Emperor Mines Limited

In August 2005, we initiated a financing and operating assistance package to Emperor. This follows a complete review of
Emperor’s operations.

To assist Emperor with its restructuring plan, we have provided a A$10.0 million ($7.6 million) Convertible Loan Facility to
Emperor as part of a re-financing package, which included an agreement with ANZ Bank to restructure Emperor’s existing debt servicing obligations.

ANZ Bank has given its consent to our granting of the Convertible Loan Facility and the related security. Further the Australian
Stock Exchange has also granted a waiver of listing rules to permit Emperor to grant such security to us on the terms incorporated in the
Convertible Loan Facility.

The Convertible Loan Facility is repayable upon receiving the proceeds expected from the sale of Emperor’s interest in the
Tuvatu Gold Prospect, or by December 31, 2007 whichever is earlier. Emperor had previously announced a conditional sale agreement in relation to the Tuvatu Gold Prospect and expected to receive consideration of approximately A$10.0 million ($7.6 million) on completion of that transaction. On January 25, 2006, Emperor announced that it has not granted a further extension for the sale of the Tuvatu Gold
Prospect and the agreement was terminated.

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

Sale and purchase agreement with Emperor
On November 16, 2005, we concluded a sale and purchase agreement with Emperor, who held a 100% stake in the Vatukoula mine in Fiji, pursuant to which, on April 6, 2006, Emperor acquired our wholly owned subsidiary, DRD (Isle of Man), which in turn holds our PNG assets, comprising of the 20% interest in the Porgera Joint Venture, the 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in PNG. The purchase consideration of $237.3 million was subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD (Isle of Man) between October 1, 2005, which was the effective date, and April 6, 2006, the date that the transaction was completed. The purchase consideration was settled by the issue of 751,879,699 new Emperor shares at $0.266 per share (valued at $200.0 million) to DRD (Offshore), a cash consideration of $32.3 million and a short term loan provided by DRD (Offshore) to the value of $5.0 million. The loan is repayable in two installments to DRD (Offshore) on
March 30, 2007 and June 30, 2007. The loan attracts interest at LIBOR plus 2% per annum and has been entered into on market related terms. Subsequent to June 30, 2006, the board of DRD (Offshore) has agreed to convert this loan to equity. After the issue of the new Emperor shares, we held 88.3% of Emperor. Subsequently, our shareholding was diluted to 78.7%, following a number of share issues in which we did not participate.
In addition to these loan facilities in October 2006, we committed to a $10.0 million working capital facility for Emperor. We advanced funds to Emperor under this facility of $2.0 million on October 5, 2006, $5.0 million on November 6, 2006 and $3.0 million on November 27, 2006. The loan bears interest at LIBOR plus 3% per annum and is repayable on December 31, 2007.

Employment agreements with executive directors

Mr. M.M. Wellesley-Wood receives from DRDGOLD SA a consulting fee of R0.5 million ($0.1 million), and an all-
inclusive remuneration package, or remuneration agreement, from DRD Isle of Man of $270,000 per annum (payable in pounds sterling). He is also eligible, under the remuneration agreement, to receive an incentive bonus of up to 50% of his annual remuneration package in respect of each of two bonus cycles of 6 months each, over the duration of his appointment, on condition that he achieves certain agreed key performance indicators. Mr. M.M. Wellesley-Wood’s agreements also provide that he will receive a total of up to
500,000 of our ordinary shares in two equal tranches at intervals of 6 months over the duration of his agreements of employment. In terms of a JSE listing requirement, these allotments were subject to approval by shareholders. We have since decided, and
Mr. M.M. Wellesley-Wood has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares. An alternate means of achieving the objective of the retention incentive has been implemented through the payment of a bonus.
This agreement has been assigned to DRD Offshore with effect from July 1, 2006. Mr. M.M. Wellesley-Wood became entitled to an amount of R1.8 million ($0.3 million) on the expiry of his previous agreement on November 30, 2005 which was equal to half his remuneration package calculated on the basis of the remuneration package on the date of termination of employment. This amount was paid in fiscal 2006. On November 2, 2006, Mr. M.M. Wellesley-Wood has announced his retirement from DRDGOLD. The effective date of Mr. M.M. Wellesley-Wood’s retirement will be December 31, 2006.

Mr. J.W.C. Sayers receives from us an all-inclusive remuneration package of R2.0 million ($0.3 million) per annum.
Mr. J.W.C. Sayers is eligible under his employment agreement, for an incentive bonus of up to 50% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration of his appointment, on condition that he achieves certain key performance indicators.
On June 26, 2006, the Emperor board approved a loan of A$0.4 million ($0.3 million) to Mr. B. Gordon, the Chief Executive
Officer of Emperor, to acquire 1,000,000 shares in Emperor. The approval of the loan was subject to approval by shareholders at
Emperor’s Special General Meeting held in August 2006. The loan was approved by shareholders at this Special General Meeting. The loan is repayable over 5 years, with 25% of any gross bonus paid to Mr. B. Gordon being directed as a loan repayment until such time as the loan is repaid in full. The loan was entered into on an arm’s-length basis and on market related terms and bears interest at the ANZ
Bank’s published bank bill rate plus 1% per annum.

Corporate advisory services
On November 13, 2006, DRDGOLD SA approved a corporate advisory service agreement with Bonami Fraser (Pty) Limited, of which Mr. P.W. Judge is a director. Mr. P.W. Judge through the Richmond Trust has an indirect shareholding of 18.25% in Khumo
Gold, which owns 20% of DRDGOLD SA. The agreement provides for a monthly retainer of R85,000 ($11,692), a success fee payable on the successful completion of the Topstar Dump transaction of R275,000 ($37,826) and a success fee payable upon signing of the 11% Khumo Gold option agreement of R475,000 ($65,336).
7C.
INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
1.     Please refer to Item 18.: "Financial Statements."
2.     Please refer to Item 18.: "Financial Statements."
3.     Please refer to Item 18.: "Financial Statements."
4.     The last year of audited financial statements is not older than 15 months.
5.     Not applicable.
6.     Not applicable.
7.     See under Item 4D.: "Property, plants and equipment—Legal Proceedings."
8.     Please see Item 10B.: "Memorandum and Articles of Association."
8B.
SIGNIFICANT CHANGES

For a discussion of significant changes that have occurred since June 30, 2006, the date of the last audited financial statements included in this Annual report, please see Note 27 “Subsequent Events” under Item 18.: "Financial Statements," which describes post balance sheet events.

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS
The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the Nasdaq Capital Market (formerly Nasdaq SmallCap Market).
Price Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading
Volume
Year Ended
High
Low
High
Low
Ordinary
Share
ADSs
June 30, 2002 .........................................................................................
55.00
6.50
5.59
0.79
246,934
2,085,179
June 30, 2003 .........................................................................................
49.20
15.60
4.72
2.11
245,634
2,809,445
June 30, 2004 .........................................................................................
27.75
15.00
4.10
2.20
118,454
4,084,794
June 30, 2005 .........................................................................................
15.80
4.15
2.66
0.30
136,947
2,440,765
June 30, 2006 .........................................................................................
12.10
5.60
2.02
0.85
431,319
3,700,024
Price Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading
Volume
Quarter
High
Low
High
Low
Ordinary
Share
ADSs
Q1 July – September 2004.....................................................................
15.80
10.30
2.64
1.63
200,498
2,850,962
Q2 October – December 2004...............................................................
14.76
8.00
2.25
1.44
167,305
3,348,309
Q3 January – March 2005 .....................................................................
9.10
4.50
1.57
0.78
265,678
3,966,378
Q4 April – June 2005.............................................................................
8.09
4.15
1.18
0.30
118,670
2,238,541
Q1 July – September 2005.....................................................................
10.25
5.60
1.66
0.85
190,510
2,518,369
Q2 October – December 2005...............................................................
10.80
7.00
1.55
1.21
395,803
3,098,341
Q3 January – March 2006 .....................................................................
12.10
7.80
2.02
1.24
674,570
4,310,914
Q4 April – June 2006.............................................................................
11.70
7.71
1.98
1.11
471,111
4,900,925
Q1 July – September 2006.....................................................................
11.50
8.82
1.63
1.25
504,267
2,329,311
Price Per
Ordinary Share
R
Price Per ADS
$
Average Daily
Trading Volume
Month Ended
High
Low
High
Low
Ordinary
Share
ADSs
May 31, 2006 .........................................................................................
11.70
8.70
1.98
1.48
641,977
7,123,018
June 30, 2006 .........................................................................................
10.80
7.71
1.62
1.11
312,371
3,069,153
July 31, 2006..........................................................................................
11.50
9.00
1.57
1.25
484,448
2,481,562
August 31, 2006.....................................................................................
10.19
8.82
1.48
1.26
379,153
1,914,723
September 30, 2006 ...............................................................................
10.46
10.02
1.42
1.34
666,453
2,653,836
October 31, 2006....................................................................................
10.85
9.40
1.42
1.19
481,049
1,979,598
November 30, 2006................................................................................
10.08
8.20
1.38
1.07
642,555
3,116,185
The cumulative preference shares are not traded on any exchange.
There have been no significant trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2006, nor have there been any significant trading suspensions with respect to our ADRs on the Nasdaq Capital Market since our listing on that market.

9B. PLAN OF DISTRIBUTION

Not applicable.
9C. MARKETS

Nature of Trading Markets

The principal trading market for our equity securities is the JSE and our ADSs that trade on the Nasdaq Capital Market (formerly
Nasdaq SmallCap Market) in the form of ADRs under the symbol “DROOY.” Our ordinary shares trade on the JSE under the symbol
“DUR.” Our ordinary shares also trade on the LSE (symbol: DBNR), the Marche Libre on the Paris Bourse (symbol: DUR) and Brussels
Bourse (symbol: DUR) in the form of International Depository Receipts. The ordinary shares also trade on the over the counter markets in
Berlin, Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by The Bank of New York, as depositary. Each ADR represents one ADS. Each ADS represents one of our ordinary shares. Prior to February 2001, our ADSs traded on the Nasdaq National Market.

In Australasia, our interests in the Porgera and Tolukuma mines were transferred into Emperor in a reverse acquisition and
Emperor was consolidated from April 6, 2006 (see Item 4A.: “Property, Plant and Equipment” for a description of our significant subsidiaries, properties and mining operations). Effective July 28, 2006, as a consequence of the transfer of our assets into Emperor, which was already listed on the Australian Stock Exchange, or ASX, we delisted from the ASX. We also delisted from the Port Moresby
Stock Exchange on July 28, 2006.

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
10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Our Memorandum and Articles of Association and Ordinary Shares

On June 30, 2006, we had 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value, authorized for issuance. On that date, we had issued 320,035,078 ordinary shares and 5,000,000 cumulative preference shares.

On November 30, 2006, we had 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value, authorized for issuance. On that date, we had issued 330,789,532 ordinary shares and 5,000,000 cumulative preference shares.

Set out below are brief summaries of certain provisions of our Articles of Association, or our Articles, the South African
Companies Act, 1973 (as amended), or the Companies Act, and the requirements of the JSE, all as in effect on November 30, 2006. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Articles, the
Companies Act, and the requirements of the JSE.

We are registered under the Companies Act under registration number 1895/000926/06. As set forth in Section 4-Objects of our
Memorandum of Association, our purpose is to explore and exploit mineral rights and establish and own mining enterprises.

Borrowing Powers

Our directors may, at their discretion, raise or borrow or secure the payment of any sum or sums of money for our use as they see fit. For so long as we are a listed company, the directors shall so restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary companies so that the aggregate principal amount outstanding in respect of us and any of our subsidiary companies, as the case may be, exclusive of inter-company borrowings, shall not, except with the consent of our shareholders at a general meeting, exceed R30.0 million or the aggregate from time to time of our issued and paid up capital, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, any of our share premium accounts and our subsidiaries' share premium accounts certified by our auditors and which form part of our and our subsidiaries'
financial statements, whichever is higher.

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

The Code of Corporate Practices and Conduct of the King II Report on Corporate Governance for South Africa, 2002, sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with the board practice, all remuneration of directors is approved by the Remuneration and Nominations Committee.

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

Dividends

We may, in a general meeting, or our directors may, from time to time, declare a dividend to be paid to the shareholders in proportion to the number of shares they each hold. No dividend shall be declared except out of our profits. Dividends may be declared either free or subject to the deduction of income tax or duty in respect of which we may be charged. Holders of ordinary shares are entitled to receive dividends as and when declared by the directors. Holders of cumulative preference shares are entitled to receive cumulative preferential dividends in priority to the holders of our ordinary shares equal to the prescribed portion of 3% of our future revenue generated by the exploitation or other application of the mineral rights represented by the Argonaut Project. On May 1, 2005, the
Argonaut mineral rights reverted to the South African State, in terms of the MPRD Act. On February 6, 2006, a prospecting right covering an area of 969 hectares over part of the Argonaut Project was obtained. All unclaimed dividends are forfeited back to us after a period of twelve years.

Ownership Limitations

There are no limitations imposed by our Articles or South African law on the rights of shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Winding-up

If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of November 30, 2006, no such dividends have been declared.
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

Consent of the Holders of Cumulative Preference Shares

The rights and conditions attaching to the cumulative preference shares may not be cancelled, varied or added, nor may we issue shares ranking, regarding rights to dividends or on winding up, in priority to or equal with our cumulative preference shares, or dispose of all or part of the Argonaut mineral rights without the consent in writing of the registered holders of our cumulative preference shares or the prior sanction of a resolution passed at a separate class meeting of the holders of our cumulative preference shares.

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
10C. MATERIAL CONTRACTS

Facility B Loan Agreement between Investec Bank (Mauritius) Limited and DRD (Isle of Man) Limited, dated March 3, 2005.

This agreement made available to DRD (Isle of Man) an acquisition loan facility for a maximum of $35.0 million (R207.0 million). Subsequent to June 30, 2005, this facility was drawn down in the amount of $19.0 million. The agreement provides for the repayment of the loan under the loan facility with our ordinary shares. In this regard, we allotted and issued 13,686,030 of our ordinary shares, to the value of $19.3 million to Investec Bank (Mauritius) Limited to repay the drawn down amount.
Underwriting Agreement between DRDGOLD Limited, the Baker Steel Capital Managers LLP, or BSCM, and certain underwriters, dated April 5, 2005.

Under this agreement the underwriters agreed to subscribe for the offer of an aggregate of 15,804,116 ordinary no par value shares at a subscription price of $0.84 (R5.50) per share on the basis that the shares will be provisionally allotted to them, but that we will also offer the same shares to our existing shareholders in proportion to their shareholdings in terms of a claw-back offer, together with the right to renounce this offer in favor of third parties, and that the number of shares not allotted and issued pursuant to the claw-back offer will finally be allotted and issued to the underwriters. A commission of 6% was payable to each underwriter in proportion to the extent of shares subscribed to. We raised $13.3 million (R86.9 million) from the claw-back offer.

Subscription Agreement between DRDGOLD Limited and Baker Steel Capital Managers LLP, or BSCM, dated April 7, 2005.

Under this agreement BSCM acted as an agent on behalf of certain clients. Each BSCM client subscribed to a certain number of our ordinary shares which added up to an aggregate of 17,000,000 shares at a premium of $0.82 (R5.00) per share and BSCM paid the sum of $14.4 million (R93.5 million) being the subscription price due for the shares.
Memorandum of Understanding between DRDGOLD Limited and Khumo Bathong Holdings (Pty) Limited, dated July 6, 2005.

Under this Memorandum of Understanding the parties agreed that ERPM, Crown and Blyvoor will be consolidated under one subsidiary, namely DRDGOLD SA. Furthermore Khumo Gold will subscribe for an initial 15% stake in DRDGOLD SA and subsequently a KBH-led broad based black economic empowerment consortium will subscribe for a further 11% in DRDGOLD SA.
Convertible Loan Facility Agreement between DRDGOLD Limited and Emperor Mines Limited, dated July 8, 2005.

Under this agreement we agreed to provide a $7.6 million (A$10.0 million) convertible loan facility for financial and operational assistance to Emperor. The term of this facility will be 2.5 years with a fixed interest of 9% per annum. The facility is secured by a first ranking charge over Emperor’s 100% interest in the Tuvatu Gold Prospect in Fiji. The facility is repayable upon either the receipt of proceeds expected from the sale of Emperor’s interest in the Tuvatu Gold Prospect or by December 31, 2007. This facility is also convertible at our election into ordinary fully paid shares of Emperor. On January 25, 2006, Emperor announced that it has not granted a further extension for the sale of the Tuvatu Gold Prospect and the agreement was terminated.
Cession Agreement entered into among The Industrial Development Corporation of South Africa Limited, or IDC, DRDGOLD
Limited, Business Ventures Investment No. 750 (Pty) Limited and Business Ventures Investment No. 751 (Pty) Limited, or the BVI
Companies, dated July 13, 2005.

Under this agreement IDC sold its claims against Crown, ERPM and the BVI Companies and the debentures it subscribed for in
ERPM to us in return for the payment of the purchase price of 4,451,219 of our ordinary shares to the value of approximately $4.3 million
(R29.0 million), which have already been allotted and issued to the IDC.
Share Sale Agreement entered into among The Industrial Development Corporation of South Africa Limited, DRDGOLD Limited,
Business Ventures Investment No. 750 (Pty) Limited, or BVI 1, and Business Ventures Investment No. 751 (Pty) Limited, or BVI 2,
dated July 13, 2005.

Under this agreement we acquired from the IDC, 60 ordinary shares in BVI 1, representing 60% of the total issued share capital of BVI 1, and 60 ordinary shares in BVI 2, representing 60% of the total issued share capital of BVI 2, for the purchase price of approximately $18.30 (R120.00).

Option Agreement entered into by and between DRDGOLD Limited and M5 Developments (Pty) Limited, dated July 21, 2005.

Under this agreement M5 Developments (Pty) Limited, or M5, was granted an option, for a non-refundable fee of $0.1 million
(R0.5 million) per month, until exercise of the option, to acquire Durban Deep’s mine village for $2.2 million (R15.0 million). The option period initially expired on September 19, 2005, but was extended to November 19, 2005. If the option was exercised the option fee would be deemed part payment of the purchase consideration. If not, the option fee was to be forfeited to us.

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to registration of transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited), or Rand Leases Properties, of an
alleged pre-emptive right in respect of the property pursuant to an agreement dated December 1996, and demanding that the property be sold to them on similar terms. We have since repudiated the agreement of sale with M5 and have also notified Rand Leases Properties that we do not intend offering the property to them. Both parties have indicated that they intend to institute legal proceedings for the sale and transfer of the property and we await service of legal process.

Agreement of Employment between DRDGOLD Limited and Mr. J.W.C. Sayers, dated August 10, 2005.

Under this agreement Mr. J.W.C. Sayers, appointed as Chief Financial Officer on September 5, 2005, receives from us an all-
inclusive remuneration package of $0.3 million (R2.0 million) per annum. Mr. J.W.C. Sayers is eligible under his employment agreement, for an incentive bonus of up to 50% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration of his appointment, on condition that he achieves certain key performance indicators.
Memorandum of Agreement between DRDGOLD Limited, Simmer & Jack Mines Limited and Simmer & Jack Investments
(Proprietary) Limited, or S&J Companies, dated August 31, 2005.

Under this agreement we agreed to sell 13,000,460 ordinary no par value shares in Buffelsfontein Gold Mines Limited (in provisional liquidation) to the S&J Companies for $0.0015 (R0.01) per share as part of a scheme of arrangement between the S&J
Companies and Buffelsfontein’s creditors in terms of Section 311 of the South African Companies Act, 1973. This agreement is conditional upon the S&J Companies assuming all existing and future obligations relating to the pumping and management of underground water in the Klerksdorp/Orkney/Stilfontein/Hartebeesfontein area and providing us with indemnity against all liability arising in this regard.

Deed of Loan, Cession, Payment and Set-off entered between DRDGOLD Limited, East Rand Proprietary Mines Limited, Crown Gold
Recoveries (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 7, 2005.

Under this agreement we loaned approximately $1.4 million (R9.2 million) to ERPM. ERPM instructed us to pay that amount to
KBH on its behalf in respect of an agreement between KBH and ERPM in terms of which ERPM acquired from KBH, shareholders claims against Crown.

Share Sale Agreement between Business Venture Investments 750 (Pty) Limited, or BVI 750, and DRDGOLD South African
Operations (Pty) Limited, dated November 8, 2005.

Under this agreement BVI 750 sold to DRDGOLD SA, 60 ordinary shares, or the sale shares, which BVI 750 held in Crown.
DRDGOLD SA paid the purchase price of R1.00 ($0.15) in cash for the sale shares.

Share Sale Agreement between Business Venture Investments 751 (Pty) Limited, or BVI 751, and DRGOLD South African Operations
(Pty) Limited, dated November 8, 2005.

Under this agreement BVI 751 sold approximately 160,000,000 ordinary shares, or the sale shares, to DRDGOLD SA which
BVI 751 held in ERPM. DRDGOLD SA paid the purchase price of R1.00 ($0.15) in cash for the sale shares.

Subscription Agreement between DRDGOLD Limited and DRDGOLD South African Operations (Pty) Limited, dated
November 9 2005.

Under this agreement we subscribed for 850,000 fully paid ordinary shares in DRDGOLD SA, or the subscription shares, for a total subscription price of R130.0 million ($19.3 million). As consideration for the subscription shares, we transferred approximately
50 million ordinary shares in Blyvoor, all of which were held by us, to DRDGOLD SA in full and final discharge of the subscription price of R130.0 million ($19.3 million).

Share Sale Agreement between Crown Consolidated Gold Recoveries Limited and DRDGOLD South African Operations (Pty)
Limited, dated November 14, 2005.

Under this agreement CCGR sold to DRDGOLD SA 40 ordinary shares held by CCGR in Crown, which CCGR had acquired through the exercise of rights held under a deed of pledge. The purchase price for the 40 ordinary shares was R1.00 ($0.15) payable in cash.

Subscription Agreement between DRDGOLD South African Operations (Pty) Limited and Khumo Gold SPV (Pty) Limited, dated
November 18, 2005.

Under this agreement Khumo Gold subscribed for 150,000 fully paid ordinary shares in DRDGOLD SA of R0.001 ($0.00015)
each against a payment of approximately R13.2 million ($2.0 million).

Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited, dated November 18, 2005.

Under this agreement we subscribed for 31,811 Khumo Gold Class A cumulative participating compulsorily redeemable preference shares in the share capital of Khumo Gold with a par value of R1.00 ($0.15) and a premium of R999.00 ($149.85) each. We discharged our obligation to subscribe for the Khumo Gold Class A preference shares by paying the issue price of R31.8 million
($4.8 million).

Cession Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and Khumo Bathong Holdings (Pty) Limited,
dated November 18, 2005.

Under this agreement we ceded to Khumo Gold upon receipt of a written opinion from an independent expert that this agreement is fair and reasonable to our shareholders and upon receipt of the purchase consideration, all claims we had against KBH arising from and in respect of the loan owed by KBH to us resulting from a loan agreement dated June 12, 2002. Pursuant to the terms of this loan agreement, as of November 9, 2005, KBH was indebted to us in an amount of R7.9 million ($1.2 million). Khumo Gold was obliged to pay the purchase consideration of R7.9 million ($1.2 million) to us by no later than November 18, 2005 or upon fulfillment of the suspensive condition, by procuring the transfer from the proceeds of the issuance of the Khumo Gold Preference shares an amount equal to the purchase consideration, to us.

Cession Agreement between DRDGOLD Limited and The Industrial Development Corporation of South Africa Limited and Business
Venture Investment No 750 (Pty) Limited and Business Venture Investment No 751 (Pty) Limited, dated November 18, 2005.

Under this agreement the parties to the agreement recorded the terms on which the IDC agreed to sell and transfer the claims, the indemnities and the debenture, and waive in pledge of the shareholders loan by KBH to Crown in favor of us.

Option Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South African Operations (Pty)
Limited, dated November 18, 2005.

Under this agreement we granted Khumo Gold, for no consideration, an option to purchase 50,000 ordinary shares in
DRDGOLD SA. In addition, we granted Khumo Gold, acting as promoter of an Employee Trust, for no consideration, an option to purchase 60,000 ordinary shares in DRDGOLD SA. The option expires on November 18, 2008. The parties agreed that Khumo Gold shall pay R4.3 million ($0.6 million) for the purchase of the 50,000 ordinary shares and approximately R5.0 million ($0.8 million) for the purchase of the 60,000 ordinary shares.

Offer of Class A Preference share between Khumo Gold SPV (Pty) Limited and East Rand Proprietary Mines Limited, dated
November 18, 2005.

Under this agreement Khumo Gold subscribed for one Class A cumulative participating preference share in the share capital of
ERPM at the subscription price of approximately R4.1 million ($0.6 million).

Offer of Class A Preference between Khumo Gold SPV (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, dated
November 18, 2005.

Under this agreement Khumo Gold subscribed for one Class A cumulative participating preference share in the share capital of
Blyvoor at the subscription price of approximately R3.9 million ($0.6 million).

Offer of Class A Preference between Khumo Gold SPV (Pty) Limited and Crown Gold Recoveries (Pty) Limited, dated
November 18, 2005.

Under this agreement Khumo Gold subscribed for one Class A cumulative participating preference share in the share capital of
Crown at the subscription price of approximately R2.7 million ($0.4 million).

Shareholders Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South African Operation
(Pty) Limited, dated November 24, 2005

Under this agreement we acquired 85% of the issued share capital in DRDGOLD SA and Khumo Gold holds 15% of the issued share capital of DRDGOLD SA. This agreement was entered into in order to establish the manner in which DRDGOLD SA is to be managed and it sets out the terms governing their relationship as shareholders in DRDGOLD SA.

Sale and Subscription Agreement between DRDGOLD Limited and DRD (Offshore) Limited, dated January 4, 2006.

Under this agreement we sold to DRD (Offshore) our entire shareholding in DRD (Isle of Man) in consideration of the issue to us of three ordinary shares of British Pound 1.00 each on the share capital of DRD (Offshore). The consideration for the sale of the sale shares in DRD (Isle of Man) was $230.0 million (R1.5 billion) and DRD (Offshore) issued share certificates in favor of us which became the 100% holding company of DRD (Offshore).

Share Sale Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated February 22, 2006.

DRD (Isle of Man) sold, as beneficial owner free from all liens, pledges and any other encumbrances to DRD (Offshore) its entire shareholding in the issued share capital of Emperor. The consideration for the shares was the US Dollar amount equal to the value of the shares, calculated by using the closing market price of Emperor shares on the Australian Stock Exchange and the Australian
Dollar/US Dollar exchange rate as at the close on the date of completion. The date of completion was the fifth business day after shareholders’ approval and Investec’s approval on this share sale agreement. The parties agreed that DRD (Isle of Man) shall lend the consideration referred to above to DRD (Offshore). The consideration was deemed to have been advanced to DRD (Offshore) on
January 1, 2006 and used by DRD (Offshore) to pay DRD (Isle of Man) for the shares. It was agreed that the loan shall be interest free.

Restructure Deed between DRD (Offshore) Limited and DRD (Isle of Man) Limited and Emperor Mines Limited and Emperor Gold
Mining Company Limited, or EGM, and Australia and New Zealand Banking Group Limited, or ANZ, dated February 24, 2006.

Under this agreement and in consideration of the payment of the loan transfer amount of approximately $7.4 million by DRD
(Offshore) to DRD (Isle of Man) in a form agreed between those two parties, DRD (Isle of Man) must novate to DRD (Offshore) all of
DRD (Isle of Man)’s right, title and interest in the loan agreement, or the loan interest, entered into among EGM, DRD (Isle of Man) and
Emperor on July 8, 2005. Property in, title to and risk associated with DRD (Isle of Man)’s right, title and interest in the said loan agreement will accrue to DRD (Offshore) as if the restructure of that loan interest had occurred on January 1, 2006.

Facility Agreement between DRD (Porgera) Limited and Tolukuma Gold Mines Limited and Australia and New Zealand Banking
Group Limited, dated March 20, 2006.

Under this agreement ANZ provided DRD (Porgera) and Tolukuma a Project Debt Facility of up to $35.0 million and a
Working Capital Facility of up to $7.0 million.

Settlement of Loans Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated March 23, 2006.

In terms of this Agreement DRD (Isle of Man) and DRD (Offshore) agreed that the loans, including all outstanding claims, loans and/or debts between the parties arising prior to or as a result of the DRD (Isle of Man) re-organization would be settled, so that subsequent to the DRD (Isle of Man) re-organization there shall be no amount due or payable as between the parties. The DRD (Isle of
Man) re-organization included the transfer of assets out of DRD (Isle of Man), assignment of some material contracts by DRD (Isle of
Man) to DRD (Offshore), termination of some material contracts, repayment or capitalization of inter-company loans, repayment and termination or variation of the Investec Facility Agreement to remove any recourse to DRD (Offshore) or us and remain as an undrawn facility available for DRD (Isle of Man) after completion.

10D. EXCHANGE CONTROLS

The following is a summary of the material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all the exchange control regulations. The discussion in this section is based on the current law and positions of the South African Government. Changes in the law may alter the exchange control provisions that apply, possibly on a retroactive basis.
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

The Regulations provide for restrictions on exporting capital from the Common Monetary Area consisting of South Africa,
Namibia, and the Kingdoms of Lesotho and Swaziland. Transactions between residents of the Common Monetary Area are not subject to these exchange control regulations.

There are many inherent disadvantages to exchange controls, including distortion of the price mechanism, problems encountered in the application of monetary policy, detrimental effects on inward foreign investment and administrative costs associated therewith. The
South African Finance Minister has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. Since 1998, there has been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.

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
•
corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R1.0 billion ($137.5 million) to finance approved investments abroad and up to R2.0 billion ($275.1 million) to finance approved new investments in African countries. However, the approval of SARB is required in advance. On application to SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;
•
as a general rule, SARB requires that more than 50% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met, SARB may instruct that the equity be disposed of. In our experience SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and
•
remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

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
10E. TAXATION

Material Income Tax Consequences

The following is a summary of the material income tax considerations under South African and United States, or US, tax law.
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
In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2006 the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 45% (2005 and 2004: 46%) and 37% (2005 and 2004: 38%), respectively. During those same years the tax rates for companies that did not elect the STC exemption were 35% (2005 and 2004:
37%) and 29% (2005 and 2004: 30%), respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of 45% for mining income and 37% for non-
mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 35% tax on mining income and
29% for non-mining income. However, with the exception of Blyvoor and ERPM, all of the Company’s South African subsidiaries elected the STC exemption.

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

United States

Material United States Federal Income Tax Consequences

The following is a summary of material US federal income tax consequences to US holders (as defined below) of the purchase, ownership and disposition of ordinary shares or ADSs. It deals only with US holders who hold ordinary shares or ADSs as capital assets for US federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

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

A “US holder” is a holder of ordinary shares or ADSs that is, for US federal income tax purposes:
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

Ownership of Ordinary Shares or ADSs

For purposes of the Code, a US holder of ADSs will be treated for US federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to
US federal income tax.

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

We believe that we were not a PFIC for our 2006 fiscal year ended June 30, 2006. However, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

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
10I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

In the normal course of our operations, we are exposed to market risk, including commodity price, foreign currency, interest and credit risks. We enter into transactions which make use of derivative instruments to economically hedge certain exposures. These instruments include interest rate swaps, forward sale commodity contracts and option contracts. The decision to use these types of transactions is based on our hedging policy. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are marked-to-market through the statements of operations in accordance with our accounting policies. We do not hold or issue derivative financial instruments for speculative purposes, nor do we normally hedge forward gold sales.

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
Consequently, our shareholders were exposed to opportunity loss as a result of an increase in the price of gold. During fiscal 2002, our management reached the conclusion that our hedge book structure would make it difficult for us to accomplish our strategy of providing our investors with exposure to increases in the price of gold, as gains would be offset against potential losses on the forward contracts. As a result, our policy is normally not to hedge forward gold sales, however we do hedge specified projects, acquisitions and capital expenditure. With the acquisition of Emperor, during fiscal 2006, their existing gold forward contracts have been brought to book. These gold forward contracts require delivery of 145,695 ounces between fiscal 2007 and fiscal 2009.

Forward sale commodity contracts

With the acquisition of Emperor, on April 6, 2006, existing gold forward contracts held by Emperor with ANZ were brought to book.
These financial instruments do not qualify for hedge accounting.
The total ounces to be delivered under the gold forward contracts for the Group is 145,695 ounces and the delivery into these derivative instruments will be in accordance with the maturity schedule agreed with ANZ, as follows:
Year ended
Strike price
June 30, 2007
June 30, 2008     June 30, 2009
$452.70 41,526 oz 82,992 oz 21,177 oz
The total fair value of the financial instrument is a liability of A$34.7 million ($25.3 million) as of June 30, 2006. The fair value liability of the derivative financial instrument that is expected to mature within fiscal 2007 is A$9.9 million ($7.2 million), relating to 41,526 ounces. The remaining fair value liability of A$24.8 million ($18.1 million) will be settled thereafter. Included in profit/(loss) on derivative instruments is a gain of $4.4 million for fiscal 2006 relating to these instruments.

Option contracts
During January 2006,
DRD (Isle of Man)
entered into European Style gold call options, with strike prices ranging from
$634.00 to $652.50 per ounce. Expiry dates of the options range from September 2006 to December 2008. These call options provide us with the right, but not the obligation, to buy a total of up to 46,426 ounces (reducing throughout the period) of gold at the various strike prices. These gold call options were taken up to mitigate the deterioration in the gold forward contracts discussed above. The settlement schedule for the gold call options is as follows:
Year ended
Strike price
June 30, 2007
June 30, 2008     June 30, 2009
$634.00 6,920 oz 4,150 oz 536 oz
$645.80 13,842 oz 8,298 oz 1,074 oz
$652.50 6,920 oz 4,150 oz 536 oz
27,682 oz 16,598 oz 2,146 oz
The fair value of the European Style gold call options at June 30, 2006, is an asset of $2.9 million. Included in profit/(loss) on derivative instruments is a gain of $1.0 million for fiscal 2006 relating to these instruments.
Eskom gold for electricity contract

In October 2000, we entered into a contract to buy electricity from Eskom, the parastatal authority in South Africa responsible for the supply of electricity. Under the terms of our agreement, we paid Eskom standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October we adjusted the amounts paid in that period in accordance with an established formula based on the gold price. This contract expired in September 2005.

The gold price adjustment was based on the notional amount of 15,000 ounces per month of gold multiplied by the difference between the contracted gold price, which was the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM close for each business day in the calculation period.

We had concluded that (1) the contract in its entirety did not meet the definition of a derivative instrument and therefore it does not have to be carried on our balance sheet at fair value; (2) the embedded gold for electricity forward contract possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract; and (3) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. Accordingly, the embedded derivative was separated from the host contract and carried at fair value.

The last 50,000 ounces of the gold for electricity contract was closed out on April 28, 2005, at a cost of $3.6 million.
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

In addition, our South African operations all deliver their gold to RRL, which refines the gold to saleable purity levels and then sells the gold, on our behalf, on the bullion market. The gold is sold by RRL on the same day as it is delivered and settlement is made within two days. Once the gold has been assayed by RRL, the risks and rewards of ownership have passed.

Tolukuma delivers their gold to one customer, AGR Matthey (PNG) and receives proceeds within two days. The concentration of credit risk in PNG is mitigated by the reputable nature of the customer and the settlement of the proceeds within a week.

Porgera delivers their gold to AGR Matthey (PNG), who refines the gold and then delivers it to the Bank of Western Australia
Limited, or BankWest, at a price negotiated by us. The concentration of credit risk in PNG is mitigated by the reputable nature of the customer and the settlement of the proceeds within two days.

Vatukoula delivers their gold to AGR Matthey (Fiji), who refines the gold and then sells the gold on to third parties. All proceeds are received within a week of delivery. The concentration of credit risk in Fiji is mitigated by the reputable nature of the sales agent and their customers and the settlement of the proceeds within six days.

Foreign currency risk

Our functional currency for the South African operations is the South African Rand; for Tolukuma and Porgera it is the Papua
New Guinea Kina and for Vatukoula is the Fiji Dollar.

Although gold is sold in Dollars, we are obliged to convert this into Rands for our South African operations under the South
African Reserve Bank regulations. We are thus exposed to fluctuations in the Dollar/Rand exchange rate. We conduct our operations in
South Africa, Papua New Guinea and Fiji predominantly in Rand, Kina and Fiji Dollar, respectively. Currently, foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in Dollars while production costs are incurred primarily in Rands, Papua New Guinean Kina, Fiji Dollars and Australian Dollars. Our results are positively affected when the Dollar strengthens against these foreign currencies and adversely affected when the Dollar weakens against these foreign currencies. Our cash and cash equivalent balances are held in Dollars, Rands, Papua New Guinean Kina, Fiji Dollars and Australian Dollars; holdings denominated in other currencies are relatively insignificant. Certain of our financial liabilities are denominated in a currency other than the Rand. We are thus mostly exposed to fluctuations in the Rand and Australian exchange rate with the relevant currency.

Based on our fiscal 2006 financial results, a hypothetical 10% increase/decrease in exchange rate activity would have the following approximate impacts on revenues and net profit/(loss) after tax:
Exchange rate
Impact on revenue
Impact on net profit/(loss) after tax
Rand/Dollar $14.9 million $10.6 million
Kina/Dollar $9.4 million $6.6 million
Australian Dollar/Dollar $0.2 million $0.2 million

We have not entered into any foreign exchange hedging contracts to attempt to mitigate our foreign currency risk.

Interest rate risk

Interest rate swap agreement
From time to time we enter into interest rate swap agreements to mitigate interest rate risk.

An interest rate swap agreement was entered into to minimize the exposure to changes in interest rates with regard to the coupon payable on our $66,000,000 of 6% Senior Convertible Notes due November 2006 (refer to Note 19 of the financial statements). The fixed coupon rate (in Dollars) of 6% per annum was swapped for a floating South African interest rate, calculated at the forward
JIBAR plus 200 basis points per annum. An amount of 60% of the coupon rate is subject to this swap agreement, based on the requirements of the South African Reserve Bank, as this represents the amount of the funds raised utilized in South Africa. The maturity date of this agreement was November 2006, however during fiscal 2006 this contract was closed out. Included in profit/(loss) on derivative instruments is $nil for fiscal 2006.

As discussed in Note 17 to our financial statements, the fair value of the interest rate swap agreement was a liability of
$0.6 million and $2.0 million as at June 30, 2005 and June 30, 2004, respectively.

On December 18, 2002 (amended April 19, 2004), Emperor entered into the Vatukoula loan facility with ANZ Banking Group
Limited, or ANZ. In order to minimize fluctuation in interest rates, 64% of the loan has been covered by entering into interest swap contracts under which we are obliged to receive interest at variable rates and pay interest at a fixed rate of 4.34% until October 2008. As discussed in Note 17 to our financial statements, the fair value of the interest rate swap agreement at June 30, 2006, is an asset of
$0.1 million. Included in profit/(loss) on derivative instruments is $nil for fiscal 2006 relating to this instrument.

Based on our fiscal 2006 financial results the interest rate swap agreement would result in a decrease of our interest expense by 0.2 million.

Long-term debt

Set out below is an analysis of our debt as at June 30, 2006, analyzed between fixed and variable interest rates and classified by currency.
Dollar
denominated
loans
Australian
dollar
denominated
loans
Rand
denominated
loans
Total
$'000
$’000
$'000
$'000
Interest rate
Variable rate....................................................................................................... - 56,779 2,665
59,444
  Weighted average interest rate ........................................................................
n/a 7.7% 10.0%
n/a
Fixed rate........................................................................................................... 66,925 - -
66,925
  Weighted average interest rate ........................................................................
6.0% n/a n/a
n/a
Total .................................................................................................................
66,925
56,779
2,665
126,369
Repayment period
2007................................................................................................................... 66,925 7,060 2,132
76,117
2008................................................................................................................... - 10,106 533
10,639
2009................................................................................................................... - 6,435 -
6,435
2010...................................................................................................................
-
6,936
-
6,936
2011...................................................................................................................
-
4,568
-
4,568
2012 onwards....................................................................................................
-
21,674
-
21,674
Total .................................................................................................................
66,925
56,779
2,665
126,369

Based on our fiscal 2006 financial results, a hypothetical 10% increase/decrease in interest rate activity would increase/decrease our interest expense by $7.5 million.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

Not applicable.
ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC) as of June 30, 2006. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2006, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the US Securities Exchange Act of 1934. They based this conclusion on our failure to obtain in a timely fashion and include in this report the financial statements with respect to Emperor Mines Limited and Crown Gold Recoveries (Pty) Limited required by Item 3-09 of Regulation S-X as further disclosed in this Annual Report above under the caption: "Explanatory Note Regarding the Omission from this Annual Report of Certain Financial Statements Required by Rule 3-09 of Regulation S-X."

Changes in Internal Control over Financial Reporting
During the year ended June 30, 2006, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
There is at least one member of our audit committee that possesses the relevant attributes sufficient to have an understanding of
International Financial Reporting Standards, or IFRS, and financial statements and the ability to assess the general application of IFRS.
However, we do not have an audit committee financial expert (as defined in Item 16A of the Form 20-F) as no member of the Audit
Committee currently has the required US GAAP experience.
The board is satisfied that the skills, experience and attributes of the members of the audit committee are sufficient to enable those members to discharge the responsibilities of the audit committee.
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Ethics and Conduct that applies to all senior executives including our Non-Executive Chairman, the Chief Executive Officer, Chief Financial Officer and the Group Financial Manager and Financial Manager at each mining operation as well as all other employees. The Code of Ethics and Conduct can be accessed on the Company’s website at
www.drdgold.com
.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG Inc. has served as our independent public accountant for the fiscal years ending June 30, 2006, 2005 and 2004, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2006 and 2005:
Auditors' remuneration
Year ended June 30,
2006
2005
$’000
$’000
Audit fees............................................................................................................................................................ 1,769 1,535
Audit-related fees................................................................................................................................................ 247 -
Tax fees .............................................................................................................................................................. 40 55
All other fees....................................................................................................................................................... 5 5
2,061 1,595
Audit Fees
Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Audit-Related Fees
Audit-related fees for fiscal 2006 include fees billed by KPMG Inc. in respect of an IFRS gap analysis and assistance provided on our Section 404 Sarbanes-Oxley Act of 2002 readiness project of approximately R1.0 million ($0.2 million). This project includes assistance relating to the documentation of internal control procedures.
Tax Fees
Fees for tax services include fees billed for tax compliance, tax advice and tax planning services.
All Other Fees
All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees. In fiscal 2006, this amount relates to fees billed for a review of a shareholders’ circular issued during the year.
The Audit Committee appoints, re-appoints and removes the external auditors as well as determines the remuneration and terms of engagement of the external auditors. The committee pre-approves, and has pre-approved, all non-audit services provided by the external auditors. The Audit Committee considered all of the fees mentioned above and determined that such fees are compatible with maintaining KPMG Inc.’s independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
158
PART III
ITEM 17. FINANCIAL STATEMENT

Not applicable.
ITEM 18. FINANCIAL STATEMENTS

The following financial statements and related auditor’s reports are filed as part of this Annual Report.

Notes to the consolidated financial statements.................................................................................................................... F-6 to F-54

Report of the Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of DRDGOLD Limited

We have audited the accompanying consolidated balance sheets of DRDGOLD Limited and its subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DRDGOLD Limited and its subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2006, in conformity with US generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, DRDGOLD Limited changed its method of accounting for share-based payments effective July 1, 2005.

/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors

Johannesburg, Republic of South Africa
December 19, 2006

DRDGOLD Limited
Consolidated Statements of Operations for the years ended June 30
2006
2005
2004
Notes
$'000
$'000
$'000
REVENUES
Product sales 245,301 183,609 183,254
COSTS AND EXPENSES
(213,448)      (137,540)      (143,355)
Production costs
(211,559)      (136,520)      (143,026)
Movement in gold in process 545 1,717 920
Movement in rehabilitation provision, reclamation and closure costs 18 (2,434) (2,737) (1,249)
OTHER OPERATING EXPENSES
Depreciation and amortization 12 (24,776) (13,797) (25,975)
Employment termination costs 6 (875) (4,201) (899)
Impairment of assets 7 (3) (664) (2,990)
Management and consulting fees (2,407) (6,651) (2,448)
Profit/(loss) on derivative instruments 17 10,767 3,616 (1,042)
Profit/(loss) on sale of mining assets 1,017 2 (55)
SELLING, ADMINISTRATION AND GENERAL CHARGES
(including stock based compensation costs of $2.0 million (2005: $1.0 million and
2004: $2.3 million))
(19,010) (17,777) (22,600)
NET OPERATING (LOSS)/INCOME
(3,434) 6,597 (16,110)
Interest and other income 1,707 2,363 1,243
Unrealized foreign exchange (losses)/gains (6,775) (9,277) 10,672
Profit on sale of other assets and listed investments 71 527 63
Profit on disposal of subsidiaries 4 17,305 - -
FINANCE COSTS
Interest expense (11,461) (11,365) (7,750)
LOSS FROM CONTINUING OPERATIONS BEFORE TAX AND OTHER
ITEMS
(2,587) (11,155) (11,882)
Income and mining tax expense 8 (3,299) (5,762) (14,230)
Equity in loss from associates 15 (19,943) (20,511) (11,975)
LOSS FROM CONTINUING OPERATIONS AFTER TAX
(25,829) (37,428) (38,087)
Minority interest (25) (2) (7)
NET LOSS FROM CONTINUING OPERATIONS APPLICABLE TO
COMMON STOCKHOLDERS
(25,854) (37,430) (38,094)
Profit/(loss) from discontinued operation, net of taxes 9 2,023 (44,359) (20,804)
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS
(23,831) (81,789) (58,898)
BASIC LOSS PER SHARE FROM CONTINUING OPERATIONS
(CENTS)
21 (9) (15) (17)
PROFIT/(LOSS) FROM DISCONTINUED OPERATION (CENTS)
21 1 (17) (10)
BASIC LOSS PER SHARE (CENTS)
21 (8) (32) (27)
DILUTED LOSS SHARE (CENTS)
21 (9) (15) (17)
PROFIT/(LOSS) FROM DISCONTINUED OPERATION (CENTS)
21 1 (17) (10)
DILUTED LOSS PER SHARE (CENTS)
21 (8) (32) (27)
The accompanying notes are an integral part of these Consolidated Financial Statements.

DRDGOLD Limited
Consolidated Balance Sheets at June 30
2006
2005
Notes
$'000
$'000
ASSETS
Current assets
113,264 61,355
Cash and cash equivalents 54,912 36,085
Restricted cash and cash equivalents 19 12,344 -
Receivables 10 10,858 5,480
Receivables owing by related parties 10 - 579
Prepayments 952 1,961
Inventories 11 28,715 15,455
Derivative instruments 17 2,857 -
Deferred income and mining tax 8 563 1,795
Mining assets held for sale 2,063 -
Mining assets
12 253,514 122,170
Cost 386,206 288,000
Accumulated depreciation and amortization (132,692) (165,830)
Other assets
Investment in associates 15 - 15,442
Non-current inventories 11 30,159 32,103
Non-current assets 13 9,284 7,187
Total Assets
406,221 238,257
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
158,732 49,758
Bank overdraft 331 1,370
Accounts payable and accrued liabilities 16 52,669 33,317
Derivative instruments 17 25,222 -
Short-term portion of long-term loans 19 76,117 9,678
Income and mining taxes payable 4,393 5,393
Non-current liabilities
113,604 108,572
Long-term loans 19 50,252 69,314
Deferred income and mining tax 8 13,220 16,112
Derivative instruments 17 - 550
Provision for environmental rehabilitation, reclamation and closure costs 18 46,777 22,596
Post retirement and other employee benefits 3,355 -
Total Liabilities
272,336 158,330
Minority interest
30,871 874
Stockholders’ equity
103,014 79,053
Authorized
600,000,000 (2005: 600,000,000) ordinary no par value shares and 5,000,000
(2005: 5,000,0000) cumulative preference shares
Issued
320,035,078 (2005: 296,206,048) ordinary no par value shares and 5,000,000
(2005: 5,000,000) cumulative preference shares
Cumulative preference shares 20 107 107
Stated capital and share premium 20 593,596 563,045
Additional paid-in capital 20 55,177 39,732
Unearned stock compensation - (338)
Accumulated deficit (502,337) (478,506)
Other comprehensive loss (43,529) (44,987)
Total Liabilities and Stockholders’ Equity
406,221 238,257
The accompanying notes are an integral part of these Consolidated Financial Statements.

DRDGOLD Limited
Consolidated Statements of Stockholders’ Equity
For the years ended June 30
Cumulative
Stated capital
Additional
Unearned
Other
Total
Number of     Number of
preference
and share
paid-in
stock     Accumulated     comprehensive
stockholders’    Comprehensive
common
preferred
shares
premium
capital
compensation
deficit
loss
equity
(loss)/ income
shares
shares
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
BALANCE – JUNE 30, 2003
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
BALANCE – JUNE 30, 2004
233,307,667
5,000,000
107
484,772
39,347
(971)
(396,717)
(44,926)
81,612
(53,670)
Exercise of employee stock options
55,000
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
(45)
(45)
(45)
Foreign currency translation adjustments
16
(16)
-
(16)
BALANCE – JUNE 30, 2005
296,206,048
5,000,000
107
563,045
39,732
(338)
(478,506)
(44,987)
79,053
(81,850)
Exercise of employee stock options
629,009
539
539
Issue of shares for cash
17,815,945
25,359
31,092
Share issue expenses
(1,080)
(1,080)
Shares issued for acquisition of loans
4,451,219
4,501
Shares issued in exchange for services rendered
932,857
1,232
Net loss for the year
(23,831)
(23,831)
(23,831)
Unearned stock compensation adjustment upon adoption
of FAS 123(R)
(338)
338
-
Stock-based compensation expense
2,038
2,038
Gain arising from issuance by subsidiary of its own stock
13,745
13,745
Other comprehensive income, net of tax of nil
Increase in mark-to-market on listed investments
117
117
117
Foreign currency translation adjustments
1,341
1,341
1,341
BALANCE – JUNE 30, 2006
320,035,078
5,000,000
107
593,596
55,177
-
(502,337)
(43,529)
103,014
(22,373)
Analysis of accumulated other comprehensive loss:
2004
2005
2006
Mark-to-market on listed investments
45
-
117
Foreign currency translation adjustments
(44,971)
(44,987)
(43,646)
(44,926)
(44,987)
(43,529)
The accompanying notes are an integral part of these Consolidated Financial Statements.

DRDGOLD Limited
Consolidated Statements of Cash Flows
For the years ended June 30
2006
2005
2004
Notes
$’000
$’000
$’000
Net cash utilized by operating activities
(2,422)
(23,788)
(25,092)
Net loss applicable to common stockholders
(23,831) (81,789) (58,898)
Reconciliation to net cash provided by operations:
Net increase in provision for rehabilitation – continuing operations
18
2,434 2,737 1,249
Net increase in provision for rehabilitation – discontinued operation 18 - 1,023 2,206
Depreciation and amortization – continuing operations
12
24,776 13,797 25,975
Depreciation and amortization – discontinued operation
12
- 971 4,160
Impairment of assets – continuing operations 7 3 664 2,990
Impairment of assets – discontinued operation - 39,451 1,276
Unrealized gain on derivative instruments, net (16,581) (7,119) (25,171)
Unrealized foreign exchange losses/(gains) 6,775 9,277 (10,672)
Unrealized (profit)/losses on unlisted investments
26 - -
(Profit)/loss on sale of mining assets (1,017) (2) 55
Profit on disposition of discontinued operation (2,850) (18,105) -
Stock based compensation expense
2,038 1,002 2,310
Change in accruals on post-retirement and other employee benefits 1,015 - -
Profit on sale of other assets and listed investments (71) (527) (63)
Accretion on the derivative portion of the Senior Convertible Notes
5,344 5,481 1,438
Amortization of debt issuance costs 1,546 1,597 1,533
Deferred tax provision 1,674 (6,792) 6,842
Equity in loss from associate 15 19,943 20,511 11,975
Minority interest in loss of subsidiary 25 2 7
Profit on disposition of interest in subsidiaries
4
(17,305) - -
Net cash flow on disposition of discontinued operation
- (7,582) -
Effect of changes in working capital items:
Receivables
(5,507) 5,750 7,114
Inventories
(1,345) (895) 4,014
Accounts payable and accrued liabilities (excluding short-term loans) (709) (4,888) (7,389)
Movement in interest accruals 2,741 (1,452) 644
Movement in net taxation liability
(1,546) 3,100 3,313
Net cash utilized in investing activities
(30,345)
(31,640)
(94,074)
Additions to mining assets (40,957) (24,863) (26,917)
Proceeds on disposal of mining assets 1,114 2,180 3,397
Cash paid for acquisition of subsidiaries and for joint venture interest, net of cash acquired 4
7,108 - (59,789)
Additions to investment in associate
- (8,590) -
Additions to investments
(1,143) (849) (10,828)
Proceeds on sale of other assets and listed investments
60 482 63
Proceeds on disposal of subsidiary, net of cash disposed
4
3,473 - -
Net cash generated in financing activities
52,644
67,441
88,626
Costs associated with the issue of the convertible notes - - (636)
Net proceeds from issue of shares
31,631 65,974 108,665
Share issue expenses
(1,080) (4,305) (992)
Decrease in bank overdraft
(1,039) (458) (2,069)
Increase in restricted cash
(12,344) - -
Long-term loans received
48,591 10,020 2,765
Long-term loans repaid
(13,115) (3,790) (19,107)
Net increase/(decrease) in cash and cash equivalents
19,877
12,013
(30,540)
Effect of exchange rate changes on cash
(1,050)
1,619
8,570
Cash and cash equivalents at beginning of year
36,085
22,453
44,423
Cash and cash equivalents at end of year
54,912
36,085
22,453
Income taxes paid 4,200 9,224 4,075
Interest paid 6,550 7,107 5,014
The accompanying notes are an integral part of these Consolidated Financial Statements.

1. NATURE OF OPERATIONS

DRDGOLD Limited (“the Company”) was formed in 1895 and is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. The Group (being the Company and its subsidiaries and joint venture) focuses its operations on the West Witwatersrand basin in South Africa, in Papua New Guinea and Fiji.

As at June 30, 2006, the South African operations consist of an 85% interest in each of Blyvooruitzicht Gold Mining Company
Limited, or Blyvoor, Crown Gold Recoveries (Pty) Limited, or Crown, and East Rand Proprietary Mines Limited, or ERPM. The
Australasian operations consist of a 78.72% interest in Emperor Mines Limited, or Emperor, which owns Vatukoula in Fiji, Tolukuma in Papua New Guinea and a 20% interest in the Porgera Joint Venture in Papua New Guinea. The Company also has exploration projects in South Africa, Papua New Guinea, Fiji and Australia.
2. RESTATEMENT OF FINANCIAL STATEMENTS

On July 30, 2004, the Company’s offer to the shareholders of Emperor closed with the Company having received acceptances from
Emperor’s shareholders representing approximately 25.55% of Emperor’s issued share capital, thereby increasing the Company’s shareholding in Emperor from 19.78% to 45.33%. Accordingly, the Company issued 6,612,676 shares in exchange for the 29,097,269
Emperor shares to the value of $16.6 million, based on the market value of the Company’s shares on the date issued. Share issue and transaction costs associated with the offer amounted to $1.7 million.

Due to its cumulative ownership of 45.33% at June 30, 2005, the Company accounted for its investment in Emperor under the equity method of accounting. Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common
Stock”, or APB Opinion No. 18, required the use of the equity method of accounting if the investment gave the Company the ability to exercise significant influence over operating and financial policies, but not control, over an investee. As a result of the additional equity ownership and change in relationship with Emperor, including representation on Emperor’s board of directors, the Company had the ability to exercise significant influence over the operations of Emperor. Accordingly, the Company restated the prior year’s financial statements, as if the equity method had been utilized from December 2002, the date of the initial acquisition of the investment in Emperor.

As required by APB Opinion No. 18, the change to the equity method in accounting for the Emperor investment required restatement of prior period financial statements. Beginning in August 2004, the Company recognized 45.33% of the loss of Emperor, adjusted for amortization of the excess purchase price. The amount included for the year ended June 30, 2004, represented 19.78% of Emperor’s losses, adjusted for the amortization of the excess purchase price.

The following is a summary of the effects of the restatement, for the change to the equity method in accounting for the investment in
Emperor, on the consolidated statements of operations for the year ended June 30, 2004.
Effect on consolidated statement of operations
Year ended June 30, 2004
As previously
reported
Adjustments
As restated
$’000
$’000
$’000
Equity in loss from associates (8,827) (3,148) (11,975)
Net profit applicable to common stockholders (55,750) (3,148) (58,898)
Basic profit per share (cents) (26) (1) (27)

3. SIGNIFICANT ACCOUNTING POLICIES

The following are accounting policies used by the Group which have been consistently applied as indicated below:

Basis of presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United
States of America. The Company presents its consolidated financial statements in United States Dollars.

Use of estimates
The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires the Group’s management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include the collectability of related party receivables, the valuation of deferred tax assets, the impairment of mining assets, and the estimation of environmental rehabilitation, reclamation and closure costs, among others. Actual results could differ from those estimates.

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

The recoverable amount of the associate, that is the Group’s proportionate share of the fair value of the associate, is compared to the carrying value of the associate. If an impairment exists on this basis, a reduction in the carrying value of the associate is recorded to the extent that the carrying value exceeds the fair value.

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

Goodwill is stated at cost less impairment. Goodwill is tested for impairment at the reporting unit level on an annual basis, or more frequently if the Group believes indicators of impairment exist. The performance of the test involves a two step process. The first step of the impairment test involves comparing the fair value of the reporting unit with the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is determined based on estimated future discounted cash flows. If the carrying amount of the reporting unit exceeds the reporting unit’s fair value, the second step of the goodwill impairment test is performed to determine the amount of the impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The impairment which is recognized in the statement of operations is measured as the amount by which the carrying amount exceeds the implied fair value of the reporting unit’s goodwill.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency
The Group’s functional currency for the South African operations is the South African Rand, for the Papua New Guinean operations is the Papua New Guinean Kina and for the Fiji operation is the Fiji Dollar. Transactions denominated in currencies other than the functional currency are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in such currencies are translated at the rates applicable at the balance sheet date and profits and losses arising as a result of translating those assets and liabilities to the functional currency are recorded in the statement of operations.

For foreign subsidiaries, whose functional currency is a currency other than the Rand, assets and liabilities are translated using the closing rates at year end, and the statement of operations is translated at average rates. Differences arising on translation are included as a component of other comprehensive loss.

The financial statements are translated by the Company into US Dollars, for the purpose of reporting, in accordance with SFAS No.
52, “Foreign Currency Translation,” whereby assets and liabilities are translated using the closing rates at year end, the statement of operations is translated at average rates and equity at historical rates. The translation differences arising as a result of converting to US
Dollars, using the current exchange rate method, are included as a separate component of stockholders’ equity – other comprehensive loss.

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

Non-current inventory comprises ore in stockpiles. These in-process inventories are measured on the absorption cost method and valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs. Costs relating to ore in stockpiles comprise all costs incurred to the stage immediately prior to stockpiling, including costs of extraction and crushing, as well as processing costs associated with ore stockpiles, based on the relevant stage of production.

Exploration costs
Mining exploration costs, including property acquisitions and mineral and surface rights relating to exploration stage properties are
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

Leased assets
Assets subject to finance leases are capitalized at the lower of fair value or present value of minimum lease payments with the related lease obligation recognized at the same amount. Capitalized leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

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

The cost of the “excess stripping” is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted ore tons mined, being the actual ore tons plus the product of the actual ore tones multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per ton. When the actual mining costs are below the sum of the adjusted ore tons mined, being the actual ore tons plus the product of the actual ore tons multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per ton, previously capitalized costs are expensed to increase the cost up to the average. Thus, the cost of stripping in any period will be reflective of the average stripping rates for the ore body as a whole. Deferred stripping costs of
$23.6 million (2005: $12.5 million), at Porgera, are classified as mining assets and the amounts amortized are included in the depreciation and amortization charge for all periods presented. During fiscal 2006, $12.9 million (2005: $11.1 million) of deferred stripping costs were capitalized to mining assets.

The deferred stripping costs are included in the carrying values of mining assets used in the impairment tests performed in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs
Interest on borrowings utilized to finance qualifying capital projects under construction is capitalized during the construction phase as part of the cost of the project. Other borrowing costs are expensed as incurred. No borrowing costs were capitalized during the years ended June 30, 2006, 2005 or 2004.

Environmental rehabilitation, reclamation and closure costs
The Group accounts for its obligations associated with the retirement of tangible long-term assets and the associated asset retirement costs in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” or SFAS No. 143. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

Under SFAS No. 143, accounting for environmental rehabilitation and reclamation obligations requires management to make estimates for each mining operation of the future costs the Group will incur to complete final reclamation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the
Group. Any such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

In South Africa, annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. The funds contributed to the trusts, including income earned thereon, are included under non-current assets.

Revenue
Revenue consists of sales of gold bullion and is recognized when the product is delivered to the relevant refinery, Rand Refinery
Limited in South Africa, AGR Matthey in Papua New Guinea (for Tolukuma and Porgera) and AGR Matthey in Fiji (for Vatukoula), at
which stage title, including all risks and rewards of ownership, passes from the Group to the buyer.

Once the gold bars reach the refinery, they are assayed to determine the gold content of each bar before being sent for refining where it is purified to 99.9% purity and cast into troy ounce bars of varying weights. The bullion is then sold by the refinery on the same day as the delivery, and the proceeds are remitted to the Group within two to six days.

Derivative instruments
Under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, all derivative instruments are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchase normal sale exception. On the date a derivative contract is entered into, the derivative can be designated as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. The Group’s derivative transactions, while designed to provide effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting. Therefore, any changes in the fair value of derivative instruments are recognized in the statement of operations for each reporting period. Derivative instruments are not entered into for trading purposes.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Pension plans and other employee benefits
Pension plans, which are multi-employer plans, in the nature of defined contribution plans, are funded through annual contributions, which are expensed as incurred.
In addition, the Group makes long-service awards to certain eligible employees, based on both the employee’s skill level and years of service with qualified gold mining companies. The obligation is accrued over the service life of the employees and is calculated using a projected credit unit method.
The Group contributes to a defined contribution multi-employer medical fund for current employees and certain retirees on an annually determined contribution basis. No contributions are made for employees retiring after December 31, 1996. The contributions are expensed as incurred.
The Group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. These liabilities are provided in full, calculated on an actuarial basis. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. Actuarial gains and losses are included in determining net income or loss.

Premium and debt costs
Discounts and underwriting, legal and other direct costs incurred in connection with the issuance of debt are deferred and are amortized, over the period of the debt, to interest expense using the effective interest method.

Taxation
Deferred income and mining taxes
The Group follows the liability method of accounting for deferred income and mining tax whereby the Group recognizes the tax consequences of temporary differences by applying current enacted statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

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
Fully diluted (loss)/profit per share is based upon the inclusion of potential dilutive shares with a dilutive effect on (loss)/profit per share. In fiscal 2006, the shares underlying the convertible notes and the shares underlying the staff options allocated in terms of the
Employee Share Option Scheme, or ESOS, along with their respective impact on the net (loss)/profit applicable to common stockholders, of $5.9 million and $nil, were considered in determining the diluted (loss)/profit per share. In fiscal 2005 the shares underlying the convertible notes and the shares underlying the staff options allocated in terms of ESOS, along with their respective impact on the net (loss)/profit applicable to common stockholders, of $7.8 million and $nil, were considered in determining the diluted loss per share. In fiscal 2004 the shares underlying the options allocated in terms of ESOS, and their respective impact on the net
(loss)/profit applicable to common stockholders, of $3.6 million and $nil, were considered in determining the diluted loss per share.

In fiscal 2006, 2005 and 2004, losses applicable to common stockholders of $23.8 million, $81.8 million and $58.9 million, respectively, were recorded. As a result of the losses recorded in fiscal 2006, 2005 and 2004, the adjustments were anti-dilutive.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation plans
At June 30, 2006, the Company has in place an Employee Share Option Scheme, which is described more fully in Note 22. Effective
July 1, 2005, the Company adopted SFAS No. 123 (revised 2004), “Share Based Payment,” or SFAS No. 123(R). SFAS No. 123(R)
requires that the cost resulting from all share-based payment transactions be recognized in the financial statements over the employee requisite service period (generally the vesting period of the equity grant) and determined on a fair value based measurement method.
The fair values for stock option awards issued to employees are estimated at the date of grant using the Black-Scholes option pricing model.

The Company adopted SFAS No. 123(R) using the modified prospective method. Under this method, compensation cost is recognized
(a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remained unvested on the effective date.

Previously, the Company accounted for stock option awards using the intrinsic value method in accordance with APB Opinion No. 25,
“Accounting for Stock Issued to Employees” and related interpretations and disclosure provisions of SFAS No. 123, “Accounting for
Stock-Based Compensation.” The difference between the option strike price and the prevailing market value of the share at grant date was recorded as compensation expense over the vesting period.

The following table illustrates the effect on net (loss)/profit applicable to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123 to its employee based compensation plan in 2005 and 2004 (thousands except for earnings per share information):
Year
ended
Year
ended
June 30,
2005
June 30,
2004
Net loss applicable to common stockholders
- as stated (81,789) (58,898)
- add back: stock-based compensation costs included in statement of operations 1,002 2,310
- less: total stock-based compensation costs determined under fair value based method (2,709) (3,700)
- pro-forma (83,496) (60,288)
Basic loss per share
- as stated (cents) (32) (27)
- pro-forma (cents) (32) (28)
Diluted loss per share
- as stated (cents) (32) (27)
- pro-forma (cents) (32) (28)

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

Comparatives
Certain comparatives have been reclassified, where necessary to conform to the current year’s presentation.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent pronouncements
EITF Issue 04-06, “Accounting For Stripping Costs Incurred During Production in the Mining Industry”
In March 2005, the EITF reached a consensus (ratified by the FASB) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred.
The EITF consensus is effective for the first reporting period in years beginning after December 15, 2005, with early adoption permitted. The Company is reviewing the guidance issued in Issue 04-06 and has not yet determined the impact of this on its consolidated financial statements.
FASB Staff Position, or FSP, No. FIN 46(R)-6, “Determining the variability to be considered in applying FASB Interpretation No.
46(R) (FSP FIN 46(R)-6)”
In April 2006, the FASB issued FSP FIN 46(R)-6 to address how to determine the variability to be considered in applying FASB
Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” or FIN 46(R). The variability to be considered in applying FIN 46(R) is based on an analysis of the design of the entity considering the nature of the risks in the entity, determining the purpose for which the entity was created and determining the variability the entity is designed to create and pass along to its interest holders.
FSP FIN 46(R)-6 is effective the first day of the first reporting period beginning after June 15, 2006. The Group is evaluating the impact of this statement and believes that it will not have a material impact on our results of operations, financial position or liquidity
FASB Interpretation No. 48, or FIN 48, “Accounting for uncertainty in income taxes–an interpretation of FASB Statement No. 109”
In July 2006, the FASB issued FIN 48 which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with this interpretation firstly requires the determination whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position and secondly the position is measured to determine the amount of benefit to be recognized in the financial statements. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.
FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The
Group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.
FASB Staff Position No. FAS 115-1 and FAS 124-1, or FSP FAS 115-1 and FAS 124-1, “The meaning of other-than-temporary impairment and its application to certain investments”
In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1 providing guidance for the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.
FSP FAS 115-1 and FAS 124-1 is effective for reporting periods beginning after December 15, 2005 and will be adopted by the Group in the year ended June 30, 2007. The Group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.

4. ACQUISITION AND DISPOSAL OF BUSINESSES

2006 acquisitions

Emperor Mines Limited
On November 16, 2005, the Company concluded a sale and purchase agreement with Emperor, who held a 100% stake in the Vatukoula mine in Fiji, pursuant to which, on April 6, 2006, Emperor acquired the Company’s wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds the Company’s Papua New Guinea assets, comprising the 20% interest in the Porgera Joint
Venture, the 100% interest in Tolukuma Gold Mines Limited and all of the Company’s exploration tenements in Papua New Guinea. The purchase consideration was subject to certain completion adjustments to reflect the change in the capital position of both Emperor and
DRD (Isle of Man) between October 1, 2005, which was the effective date, and April 6, 2006, the date that the transaction was completed.
The purchase consideration included 751,879,699 new Emperor shares issued to DRD (Offshore) Limited, or DRD (Offshore), and a cash consideration of $37.3 million payable to DRD (Offshore). After the issue of the new Emperor shares, the Company held 88.27% of
Emperor. Subsequently, the Company’s shareholding was diluted to 78.72% by June 30, 2006, following a number of share issues in which the Company did not participate.

This transaction was accounted for as a reverse acquisition of Emperor by DRD (Isle of Man). The transfer of DRD (Isle of Man) to
Emperor was negotiated in conjunction with the Company obtaining control of Emperor, therefore the sale and purchase transactions could not be separated and are accounted for as one transaction. The transaction has been accounted for by the Company as a partial sale of DRD
(Isle of Man) and a partial acquisition of Emperor. Accordingly a profit has been recognized by the Company on the portion of DRD (Isle of Man) sold to minority shareholders. The Company has revalued the assets and liabilities of Emperor to the extent acquired and has revalued the assets and liabilities of DRD (Isle of Man) to the extent that DRD (Isle of Man) was acquired by the minority shareholders at the date of acquisition. The purchase consideration has been determined based on the fair value of the assets transferred to Emperor and the fair value of the additional interest acquired in Emperor.

The estimated fair value of the assets and liabilities acquired as part of this transaction were as follows:
$’000
Cash and cash equivalents 3,973
Receivables 811
Inventories 6,246
Mining assets 112,235
Deferred income and mining tax 426
Accounts payable and accrued liabilities (9,615)
Income and mining taxes payable (411)
Derivative instruments (34,417)
Amounts owing to group companies (7,640)
Post retirement and employee benefits (519)
Long-term loans (13,379)
Provision for environmental rehabilitation (1,017)
Fair value of net assets at date of acquisition 56,693
Attributable share fair value of net assets at date of acquisition (48.75% interest) 27,638
Consideration settled by transfer of assets (27,638)
Cash and cash equivalents of acquired entity 3,973
Net cash flow on acquisition of subsidiary 3,973
Fair value of subsidiary transferred to Emperor (11.73% interest) 27,638
Historical cost of subsidiary transferred to Emperor (11.73% interest) 10,438
Profit realized on disposal of 11.73% interest in subsidiary 17,200

4. ACQUISITION AND DISPOSAL OF BUSINESSES (continued)

Crown Gold Recoveries (Pty) Limited and East Rand Proprietary Mines Limited
In November 2005, the Company transferred its 100% interest in Blyvoor and its 40% interest in Crown and ERPM to a newly created subsidiary, DRDGOLD SA. DRDGOLD SA acquired the remaining 60% interest in Crown and ERPM from KBH. DRDGOLD SA then issued new shares to Khumo Gold, representing a 15% interest in DRDGOLD SA. The Company retained an 85% interest in DRDGOLD
SA. The transaction was financed by the issuance of $4.8 million (R31.8 million) new Khumo Gold preference shares, to which the
Company subscribed. The proceeds from these preference shares were used by Khumo Gold to settle an existing loan to KBH of
$1.2 million (R7.9 million), subscribe for $0.6 million (R4.1 million) new preference shares in ERPM, subscribe for $0.4 million
(R2.7 million) new preference shares in Crown, subscribe for $0.6 million (R3.9 million) new preference shares in Blyvoor and subscribe for 15% of the issued ordinary shares in DRDGOLD SA for $2.0 million (R13.2 million). The net effect of these transactions was that the Group acquired 60% of Crown and ERPM.

The estimated fair value of the assets and liabilities of Crown Gold Recoveries (Pty) Limited acquired as part of this transaction were as follows:
$’000
Cash and cash equivalents 1,710
Receivables 1,482
Inventories 2,597
Mining assets 20,340
Non-current assets 1,325
Accounts payable and accrued liabilities (7,362)
Income and mining taxes payable (21)
Amounts owing to group companies (3,982)
Post retirement and employee benefits (2,259)
Provision for environmental rehabilitation (13,830)
Fair value of net assets at date of acquisition -
Attributable share of fair value of net assets at date of acquisition (60% interest) -
Consideration -
Cash and cash equivalents of acquired entity 1,710
Net cash flow on acquisition of subsidiary 1,710

The estimated fair value of the assets and liabilities of East Rand Proprietary Mines Limited acquired as part of this transaction were as follows:
$’000
Cash and cash equivalents 1,425
Receivables 2,288
Inventories 999
Mining assets 7,859
Non-current assets 426
Accounts payable and accrued liabilities (9,959)
Amounts owing to group companies 3,269
Provision for environmental rehabilitation (6,307)
Fair value of net assets at date of acquisition -
Attributable share of fair value of net assets at date of acquisition (60% interest) -
Consideration -
Cash and cash equivalents of acquired entity 1,425
Net cash flow on acquisition of subsidiary 1,425

4. ACQUISITION AND DISPOSAL OF BUSINESSES (continued)

For information purposes only, the following unaudited pro forma financial data reflects the consolidated results of operations of the
Company as if the above business combinations had taken place on July 1, 2005 and on July 1, 2004, respectively:

Year ended     Year ended
June 30,
2006
June 30,
2005
$’000
$’000
Revenue 317,497 325,900
Net loss from continuing operations before cumulative effect of accounting change (72,888) (25,794)
Cumulative effect of accounting change - -
Profit/(loss) from discontinued operation, net of taxes 2,023 (44,359)
Net loss applicable to common stockholders (70,865) (70,153)
Basic loss per share (cents) (23) (27)
Diluted loss per share (cents) (23) (27)
Weighted average number of shares issued
310,565,826      257,695,796

The pro forma information is not indicative of the results of operations that would have occurred had these business combinations been consummated on July 1, 2005 and on July 1, 2004, respectively. The information is not indicative of the group’s future results of operations.

2006 disposals

Stand 752 Parktown Extension (Pty) Limited
In September 2005, the Company sold Stand 752 Parktown Extension (Pty) Limited for R4.0 million ($0.6 million).

The aggregate carrying value of the assets and liabilities disposed of as part of this transaction were as follows:
$’000
Land and buildings 520
Accounts payable and accrued liabilities (2)
Net assets at date of disposal 518
Net assets at date of disposal 518
Cash proceeds received 623
Profit realized on disposal of subsidiary 105

4. ACQUISITION AND DISPOSAL OF BUSINESSES (continued)

2005 acquisitions

Emperor Mines Limited
On July 30, 2004, the Company’s offer to the shareholders of Emperor Mines Limited, or Emperor, closed with the Company having received acceptances from Emperor’s shareholders representing approximately 25.55% of Emperor’s issued share capital, thereby increasing the Company’s shareholding in Emperor from 19.78% to 45.33%. Accordingly, the Company issued 6,612,676 shares in exchange for the 29,097,269 Emperor shares to the value of $16.6 million, based on the market value of the Company’s shares on the date issued. Share issue and transaction costs associated with the offer amounted to $1.7 million.

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
Costs on acquisition 1,702
Consideration 18,306
Settled by way of shares issued 16,604
Settled by way of cash 1,702
18,306

The fair value of the 6,612,676 no par value shares issued was $16.6 million, determined based on the prevailing market value of
DRDGOLD Limited shares on June 10, 2004 (refer Note 20), in final settlement of the purchase price determined on July 30, 2004.

The excess paid over the net asset value of Emperor relates to the fair value adjustment of the mining assets in Emperor.

4. ACQUISITION AND DISPOSAL OF BUSINESSES (continued)

2005 disposals

North West Operations
On March 3, 2005, the Company entered into a 60-day review period at the North West Operations due to continuing losses at these operations. The purpose of this 60-day review period was to assess whether these operations could be restored to break-even.

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

The aggregate carrying value of the assets and liabilities disposed of as part of this transaction were as follows:
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
Goodwill arising on acquisition 1,095
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
Net consideration 75,915

The fair value of the 6,643,902 no par value shares issued was $16.7 million, determined based on the prevailing market value of
DRDGOLD Limited shares on November 22, 2003 (refer Note 20), in final settlement of the purchase price determined on October 14,
2003.

Fortis Limited
With effect May 21, 2004, the Group acquired the shares in Fortis Limited, or Fortis, a company dealing with insurance and reinsurance activities, in Papua New Guinea. Fortis was acquired for a consideration of $712,000, the only asset of Fortis being cash and cash equivalents of $712,000.

2004 disposals

The Group made no disposals during the year.

5. RELATED PARTY TRANSACTIONS

The Company has related party relationships with its affiliates and with its directors and senior management.

All contracts with related parties for the supply of goods and services are approved in accordance with the Company’s procurement policies. The contract terms are compared to similar suppliers of goods and services to benchmark that the contract is on market related terms.

Transactions with Directors

Dr. M. P. Ncholo, chairman of Khumo Bathong Holdings (Pty) Limited, or KBH, was also a Non-Executive Director of the Company until October 25, 2005. Dr. M. P. Ncholo earned $52,851 in board and other fees from the Company during the year ended
June 30, 2006 (2005: $49,439).

During fiscal 2004, financial assistance was provided by ERPM, the Company’s then 40% associate company with KBH, to the family of Dr. M. P. Ncholo, with regards to funeral expenses relating to the death of a family member who was a temporary employee of
ERPM. In terms of ERPM’s practice, the funds were advanced on compassionate grounds to assist the family with costs associated with the funeral. This amounted to $12,441. In fiscal 2006, this amount was written off in the accounts of ERPM.

On June 26, 2006, the Emperor board approved a loan of A$0.4 million ($0.3 million) to Mr. B. Gordon, the Chief Executive Officer of Emperor, to acquire 1,000,000 shares in Emperor. The approval of the loan was subject to approval by shareholders at Emperor’s
Special General Meeting held in August 2006. The loan was approved by shareholders at this Special General Meeting. The loan is repayable over 5 years, with 25% of any gross bonus paid to Mr. B. Gordon being directed as a loan repayment until such time as the loan is repaid in full. The loan was entered into on an arm’s-length basis and on market related terms and bears interest at the ANZ
Bank published bank bill rate plus 1% per annum.

Transactions with affiliates

During the year ended June 30, 2006, the Company earned $0.7 million (2005: $0.5 million and 2004: $1.0 million) in management fees from Crown and $0.7 million (2005: $0.5 million and 2004: $2.0 million) in management fees from ERPM, $1.6 million (2005:
$1.9 million and 2004: $2.1 million), up to December 1, 2005 after which Crown and ERPM were consolidated as subsidiaries.

At June 30, 2006, KBH owed the Company $nil (2005: $1.2 million). Interest amounting to $0.1 million (2005: $0.1 million) was payable to the Company on the loan to KBH for the year ended June 30, 2006. No interest income on the loan was recorded as it was not considered to be recoverable. No dividends were received from associates in fiscal 2006, fiscal 2005 or fiscal 2004.

On July 11, 2005, Emperor finalized an A$10.0 million ($7.6 million) Convertible Loan facility with the Company. The Company advanced these funds to Emperor in July 2005. The Convertible Loan facility carries an interest rate of 9% per annum and is repayable by December 31, 2007. The facility is convertible, at any time, at the Company’s election into fully paid shares of Emperor at conversion price equal to the lower of A$0.30 ($0.23) per share or the 45 day volume weighted average price of Emperor shares on
ASX prior to the date of conversion. The outstanding balance on this loan at June 30, 2006 is eliminated on consolidation.

Rand Refinery agreement
On October 12, 2001, the Group entered into an agreement with Rand Refinery Limited, or Rand Refinery, for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the Group’s gold and casts it into troy ounce bars. Then, Rand Refinery sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the Group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr. D.J. Pretorius, the Group Legal Counsel, is also a Director of Rand Refinery and is a member of their Audit
Committee. Also, Mr. I.D. Graulich, the Group’s Strategic Development Officer, is Alternate Director to Mr. D.J. Pretorius. The
Group currently owns 4% (2005: 3%) of Rand Refinery (which is jointly owned by South African mining companies). During the year, all gold produced in South Africa was refined by Rand Refinery and as at year-end no balances owed by or to this entity.

Mr. C. Press loan
During fiscal 2003, Mr. C. Press, a director of Net-Gold Services (Pty) Limited, or Net-Gold, a consolidated subsidiary, loaned an amount of US$24,946 to Net-Gold. This loan is interest free, unsecured and has no fixed terms of repayment. The funds were used for short-term working capital advances. As at June 30, 2006, the full balance was still outstanding.

5. RELATED PARTY TRANSACTIONS (continued)

Western Areas Limited
Western Areas Limited was also a related party because Mr. R.A.R Kebble, a director of Western Areas Limited, was also a director of the Company.

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

On October 21, 2004, the High Court of South Africa ordered JCI and CAM to pay the Company an amount of R35.7 million
($5.5 million), plus interest and costs, including the costs of two counsel. JCI’s and CAM’s counterclaim to recover the earlier part-
payment was also dismissed with costs. JCI and CAM made an application to the High Court of South Africa for leave to appeal, which was rejected. In March 2005, the Company received a payment of R37.3 million ($6.6 million) in settlement of all claims. Of this amount R31.5 million ($5.1 million) was recorded as a reversal of the doubtful debt allowance in the statement of operations and
R5.8 million ($1.5 million) was recognized as interest income.

Laverton Gold NL
Laverton Gold NL was also a related party because Mr. J. Stratton, a director of CAM and Consolidated African Mines Jersey, or
CAMJ, was a corporate advisor to the Company.

In May 2000, the Company’s board appointed a special committee to investigate irregular related party transactions involving Mr. J.
Stratton from the Company’s office in Perth, Australia (which has now been closed). The related party transactions involved the issuance of approximately 8.2 million Company ordinary shares (the “Rawas Shares”) in exchange for assets of the Rawas group that owned the Rawas gold mine in Indonesia, pursuant to agreements between the Company and Laverton Gold NL, an Australian listed company.

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

5. RELATED PARTY TRANSACTIONS (continued)

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

Issue of shares to Khumo Bathong Holdings (Pty) Limited
KBH subscribed for 4,794,889 of the Company’s ordinary shares for a cash subscription price of $6.8 million during the year ended
June 30, 2003. These shares were sold by KBH in fiscal 2005.
6. EMPLOYMENT TERMINATION COSTS
Year
ended
Year
ended
Year
ended
June 30,
2006
June 30,
2005
June 30,
2004
$’000
$’000
$’000
Vatukoula (a) 722 - -
Blyvoor (b) - 3,051 899
Other (c) 153 1,150 -
875 4,201 899

(a)   Vatukoula temporarily shut down in April 2006 for restructure and all employees except the essential service workers were stood down. On April 24, 2006, employees were called back in lots of 150 to 200 and were put through the restructure induction. This was completed at the end of June 2006, when all employees, except for 120 employees that were retrenched at a cost of $0.7 million, had been recalled. No balance was outstanding with regards to these payments as at June 30, 2006.
(b)   On June 28, 2004, the Company entered into a 60-day review period at the Blyvoor Mine designed to restore the operations to profitability. The 60-day review was extended to September 13, 2004. On October 5, 2004, 1,619 employees were retrenched at a cost of $3.1 million. No balance was outstanding with regards to these payments as at June 30, 2005.

During fiscal 2004, voluntary retrenchments were offered to employees and approximately 220 employees accepted the offer. This gave rise to an expense of $0.9 million for the year ended June 30, 2004. No balance was outstanding with regards to these payments as at June 30, 2004.
(c)   In fiscal 2006, four employees that had been seconded to the Company’s North West Operations, were retrenched at a cost of $0.2 million. No balance was outstanding with regards to these payments as at June 30, 2006.

In an effort to reduce corporate costs, retrenchments were made at the Company’s corporate head office during fiscal 2005.
Retrenchment costs for 20 employees amounted to $1.2 million. No balance was outstanding with regards to these payments as at
June 30, 2005.

7. IMPAIRMENT OF ASSETS
Year
ended
Year
ended
Year
ended
June 30,
2006
June 30,
2005
June 30,
2004
$’000
$’000
$’000
Other assets (a) 3 - 1,965
Mining assets
- Durban Deep Mine (b) - 664 -
Goodwill (c) - - 1,025
3 664 2,990

(a)   Consistent with the Group’s black economic empowerment strategy, the West Wits Operations’ assets were sold during fiscal
2003 to a black economic empowerment partner, Bophelo Trading (Pty) Limited, subsequently renamed Mogale Gold (Pty)
Limited, or Mogale. During fiscal 2004, Mogale was placed under judicial management and the balance of the purchase price owed of $1.2 million was therefore seen to be irrecoverable.

Also during fiscal 2004, funds advanced to Khumo Bathong Holdings (Pty) Limited of $0.8 million were determined to be impaired as the most significant asset owned by this entity was its 60% interest in Crown and ERPM, which were experiencing liquidity problems in fiscal 2004.
(b)   During fiscal 2005, real estate located at the Durban Deep Mine was written down by $0.7 million to $2.2 million, being the estimated fair value of these assets. The Company had negotiated the sale of this real estate and the fair value was determined during those negotiations.
(c)   As a result of the losses recorded by Net-Gold Services Limited, goodwill recorded on the acquisition was impaired in fiscal 2004.

8. DEFERRED INCOME AND MINING TAX
Year
ended
Year
ended
Year
ended
June 30,
2006
June 30,
2005
June 30,
2004
$’000
$’000
$’000
Loss from continuing operations before tax and other items
South Africa (11,630) (33,233) (22,427)
Foreign 9,043 22,078 10,545
(2,587) (11,155) (11,882)
(a) Income and mining tax (expense)/benefit
Current income and mining tax
Foreign (2,246) (12,315) (7,165)
Current non-mining income tax
South Africa 621 (263) (223)
Foreign - 24 -
Deferred income and mining tax
South Africa - - (5,532)
Foreign (1,674) 6,792 (1,310)
Secondary tax on companies - - -
Total income and mining tax expense from continuing operations (3,299) (5,762) (14,230)

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

If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2006 the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 45% (2005 and 2004: 46%) and 37% (2005 and
2004: 38%), respectively. During those same years the tax rates for companies that did not elect the STC exemption were 35% (2005 and 2004: 37%) and 29% (2005 and 2004: 30%), respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of 45% for mining income and 37%
for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 35% tax on mining income and 29% for non-mining income. However, with the exception of Blyvoor and ERPM, all of the Company’s South African subsidiaries elected the STC exemption.

The tax rate for all the Australasian operations is 30%.

8. DEFERRED INCOME AND MINING TAX (continued)

South African deferred taxation has been provided at the effective mining rate applicable in terms of the mining tax formula to the relevant operations at either 35% or 45% (2005 and 2004: 37% or 46%), while the Australasian deferred tax has been provided at the statutory tax rate of 30% (2005 and 2004: 30%). Material items causing the Group’s income tax provision from continuing operations to differ from the estimated effective mining tax rates were as follows:
Year
ended
Year
ended
Year
ended
June 30,
2006
June 30,
2005
June 30,
2004
$’000
$’000
$’000
Mining tax at estimated effective rate (596) 4,686 3,646
Non-mining tax at statutory rate (25,883) 6,855 5,763
Foreign tax at statutory rates 29,794 (6,979) (6,545)
Taxation at normal rates 3,315 4,562 2,864
Non-deductible expenditure (9,690) (1,653) (21)
Non-taxable income 3,582 1,626 49
Additional tax expense relating to the prior year (251) (212) (223)
Valuation allowances (255) (10,085) (16,899)
Income and mining tax expense as reported (3,299) (5,762) (14,230)
(b) Deferred income and mining tax liabilities and assets:
June 30,
2006
June 30,
2005
$’000
$’000
South Africa
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2006 and 2005, relate to the following:
Gross deferred income and mining tax liabilities:
Mining assets (29,902) (19,565)
Gross deferred income and mining tax assets: 127,997 49,957
Assessable tax loss carried forward 30,610 33,483
Unredeemed capital expenditure 74,412 12,098
Provision for environmental rehabilitation 10,932 2,056
Other provisions 12,043 2,320
Deferred income and mining tax valuation allowances (98,095) (30,392)
Deferred income and mining tax assets - -
Net deferred income and mining tax liability – long-term (2,813) (909)
Net deferred income and mining tax asset – current 2,813 909

8. DEFERRED INCOME AND MINING TAX (continued)
June 30,
2006
June 30,
2005
$’000
$’000
Australasia
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2006 and 2005, relate to the following:
Gross deferred income and mining tax liabilities: (17,416) (19,126)
Mining assets (15,018) (17,731)
Inventories (2,398) (1,314)
Other - (81)
Gross deferred income and mining tax assets: 4,759 4,906
Assessable tax loss carried forward - 201
Provision for environmental rehabilitation 4,611 2,378
Other provisions 148 2,327
Deferred income and mining tax valuation allowances - (97)
Deferred income and mining tax liabilities (12,657) (14,317)
Net deferred income and mining tax liability – long-term (10,407) (15,203)
Net deferred income and mining tax (liability)/asset – current (2,250) 886
Total
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2006 and 2005, relate to the following:
Gross deferred income and mining tax liabilities: (47,318) (38,691)
Mining assets (44,920) (37,296)
Inventories (2,398) (1,314)
Other - (81)
Gross deferred income and mining tax assets: 132,756 54,863
Assessable tax loss carried forward 30,610 33,684
Unredeemed capital expenditure 74,412 12,098
Provision for environmental rehabilitation 15,543 4,434
Other provisions 12,191 4,647
Deferred income and mining tax valuation allowances (98,095) (30,489)
Deferred income and mining tax liabilities (12,657) (14,317)
Net deferred income and mining tax liability – long-term (13,220) (16,112)
Net deferred income and mining tax asset – current 563 1,795

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

The valuation allowance was $82.2 million as of July 1, 2003. During the years ending June 30, 2006, 2005 and 2004, the valuation allowance increased by $67.6 million, decreased by $65.9 million and increased by $14.2 million, respectively. These movements include foreign exchange differences.

8. DEFERRED INCOME AND MINING TAX (continued)

As at June 30, 2006 and June 30, 2005 the Group had estimated tax losses carried forward consisting of:
Unredeemed
capital
Tax losses
expenditure
2006
2005
2006
2005
$’m
$’m
$’m
$’m
The Company 14.4 28.2 18.1 19.8
South African subsidiaries 75.0 67.7 193.2 16.6
Australasian subsidiaries - 0.6 - -
Total 89.4 96.5 211.3 36.4

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

The distribution of these undistributed earnings of $8.9 million at June 30, 2006, by DRD (Isle of Man), in Isle of Man, Porgera and
Tolukuma in Papua New Guinea and Vatukoula in Fiji, and other foreign entities would result in income and foreign withholding taxes of approximately $2.7 million.
9. PROFIT/(LOSS) FROM DISCONTINUED OPERATION

The results of Buffelsfontein Gold Mines Limited from July 1, 2004 to March 22, 2005 and the gain on disposal are reported as a discontinued operation. The Group’s consolidated statement of operations for the year ending June 30, 2004 has been adjusted to reflect this presentation (refer to Note 4 for a more detailed discussion on the discontinued operation).

The operating results for the discontinued operation are as follows:
Year ended
Year ended
Year ended
June 30, 2006
June 30, 2005
June 30, 2004
$’000
$’000
$’000
Revenues - 81,538 130,036
Loss before tax - (62,464) (20,804)
Income and mining tax expense - - -
Loss after tax - (62,464) (20,804)
The gain on disposal of the discontinued operation is as follows:
Cash proceeds received - - -
Costs recovered/(incurred) on disposal 2,850 (7,265) -
Net liabilities disposed of - 17,751 -
Foreign currency translation gain realized - 7,619 -
Gain on disposal of discontinued operation 2,850 18,105 -
The profit/(loss) from discontinued operation is made up as follows:
Loss after tax - (62,464) (20,804)
Gain on disposal of discontinued operation 2,850 18,105 -
Income tax (827) - -
Profit/(loss) from discontinued operation, net of tax 2,023 (44,359) (20,804)

10. RECEIVABLES
June 30,
2006
June 30,
2005
$’000
$’000
Trade accounts receivable 12,383 5,156
Less: allowances for doubtful debts – trade accounts receivable (1,526) (932)
Interest receivable - 2
Taxation receivable 1 1,254
Receivable from associates – management fee - 579
Amounts owing by related parties (a) - -
Less: allowances for doubtful debts – related parties - -
Current receivables
10,858 6,059
Non-current receivables
Amounts owing by related parties (b) 726 789
Less: allowances for doubtful debts – related parties (726) (789)
Total receivables
10,858 6,059
Disclosed as current receivables 10,858 5,480
Disclosed as current receivables owing by related parties - 579
10,858 6,059
June 30,
2006
June 30,
2005
June 30,
2004
Reconciliation of allowances for doubtful debts – related parties
$’000
$’000
$’000
Opening balance 789 5,865 4,220
(Credit)/charge to statement of operations - (5,067) 765
Foreign exchange (63) (9) 880
Closing balance 726 789 5,865
June 30,
2006
June 30,
2005
June 30,
2004
Reconciliation of allowances for doubtful debts – trade accounts receivable
$’000
$’000
$’000
Opening balance 932 93
353
Charge/(credit) to statement of operations 757 907
(298)
Foreign exchange (163) (68)
38
Closing balance 1,526 932
93

(a)   Amounts owing by related parties comprise amounts due from CAM for the option over the Sale Shares, which were fully provided for in fiscal 2004. In March 2005, the Company received a payment of R37.3 million ($6.6 million) as settlement of all claims.
(b)   Amounts owing by KBH arising from the sale of 60% of Crown. These loans had been fully provided for in fiscal 2005.

11. INVENTORIES
June 30,
2006
June 30,
2005
$’000
$’000
Gold-in-progress 17,144 4,174
Supplies 11,571 11,281
Ore stock pile 30,159 32,103
58,874 47,558
Less: non-current inventories (Ore stock pile) (30,159) (32,103)
28,715 15,455
12. MINING ASSETS
June 30,
2006
June 30,
2005
$’000
$’000
Mining properties, mine development costs and mine plant facilities and equipment
Cost 386,206 288,000
Opening balance 288,000 327,115
Impairment - (63,576)
Additions 40,957 24,863
Asset retirement obligation raised 7,499 -
Disposals (100) (2,178)
Acquired through business combinations 134,197 -
Disposed through disposal of subsidiary (1,126) (309)
Transfer to mining assets held for sale (58,545) -
Foreign exchange (24,676) 2,085
Accumulated depreciation and amortization (132,692) (165,830)
Opening balance (165,830) (170,172)
Impairment - 23,461
Depreciation and amortization – continuing operations (24,776) (13,797)
Depreciation and amortization – discontinued operation - (971)
Disposals 3 -
Disposed through disposal of subsidiary 606 309
Transfer to mining assets held for sale 56,482 -
Foreign exchange 823 (4,660)
Net book value 253,514 122,170

Certain assets, with a net book value of $99.8 million, have been pledged as security for long-term borrowings. Refer to Note 19.

Included in mining assets are deferred stripping costs as follows:
June 30,
2006
June 30,
2005
$’000
$’000
Deferred stripping costs
Cost 28,002 15,135
Opening balance 15,135 4,075
Additions 12,867 11,060
Accumulated amortization (4,409) (2,658)
Opening balance (2,658) (548)
Amortization (1,751) (2,110)
Net book value 23,593 12,477

13. NON-CURRENT ASSETS
June 30,
2006
June 30,
2005
$’000
$’000
Listed investments (a) 209 101
  Cape Tel Limited
- 1
  Drillsearch Energy Limited
203 92
  Startrack Communications Limited
6 8
Unlisted investments (b) 769 670
  Rand Refinery Limited
769 562
  The Employment Bureau of Africa
- 57
  Other
- 51
Amounts contributed to environmental trust funds (c) 8,306 6,416
9,284 7,187

(a)   These investments are classified as available for sale, and are accounted for at fair value with unrealized gains and losses related to these investments included in accumulated other comprehensive loss as summarized below for the year ended June 30:
June 30,
2006
June 30,
2005
$’000
$’000
Gross unrealized holding gains 117 -
Gross unrealized holding losses
-
-

Realized gains of $0.1 million, $0.5 million and $0.1 million were recorded in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.
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
2006
2005
percentage held
percentage held
Porgera Joint Venture 20% 20%

Together with Barrick Gold Corporation and Mineral Resources Enga, DRD (Porgera) Limited, is a participant in the Porgera Joint
Venture. Each joint venture partner has an undivided holding in the mineral tenements forming part of the mine, and in a proportionate share of the mine’s production and costs, through a joint venture agreement. Each joint venture partner is responsible for the sale of their proportionate share of production.

14. JOINT VENTURE (continued)

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

The Group acquired its 20% interest in the Porgera Joint Venture in Papua New Guinea on October 14, 2003.

Summarized financial statements of DRD (Porgera) Limited, including the joint venture which has been proportionately consolidated, are as follows:
June 30,
2006
June 30,
2005
Statement of operations
$’000
$’000
Revenues
64,925 82,793
Costs and expenses
(39,302) (37,451)
Production costs (35,685) (36,209)
Movement in gold in process (1,877) 1,182
Movement in rehabilitation provision, reclamation and closure costs (1,740) (2,424)
Other operating expenses
Depreciation and amortization (8,511) (11,613)
Selling, administration and general charges (9,169) (4,350)
Net operating income
7,943 29,379
Interest and dividends 69 164
Interest expense (1,092) (1,044)
Profit before tax
6,920 28,499
Income and mining tax expense (4,093) (5,515)
Net profit
2,827 22,984
Balance sheet
Current assets
25,847 20,687
Cash and cash equivalents 9,206 7,956
Receivables 2,201 1,546
Receivables owing by group companies 3,075 2,126
Inventories 11,365 9,059
Mining assets
48,519 66,238
Other assets
30,149 32,103
Non-current inventories 30,149 32,103
Total assets
104,515 119,028
Current liabilities
(13,136) (28,914)
Accounts payable and accrued liabilities (9,466) (12,461)
Payables owing to group companies - (10,965)
Income and mining taxes payable (3,670) (5,488)
Non-current liabilities
(37,758) (23,132)
Deferred income and mining tax (8,831) (14,308)
Provisions for environmental rehabilitation, reclamation and closure costs (7,601) (8,824)
(21,326)                        -
Net assets
53,621 66,982

15. INVESTMENTS IN ASSOCIATES
The associates were:
June 30,
2005
Country of incorporation
percentage
held
Emperor Mines Limited Australia 45.33%
Crown Gold Recoveries (Pty) Limited South Africa 40.00%
June 30,
2006
June 30,  June 30,
2005        2004
$’000
$’000       $’000
Opening carrying amount 15,442 10,015
Acquired during the year 4,501 25,191
Net share of results in associates (15,442) (7,231)
  Share of results before tax
(15,142) (7,173)
  Share of tax
(300) (58)
Foreign exchange - 747
Impairment of investment in associates (4,501) (13,280)
Closing carrying amount
- 15,442
The following has been recognized in the statement of operations:
Equity in loss from associates
Losses applied to advances to associates
(15,442)
(7,231)       (3,148)
Impairment of investment in associates
(4,501)
(13,280)                -
(19,943)
-                     -         (8,827)
(20,511)     (11,975)

On July 30, 2004, the Company’s shareholding in Emperor increased from 19.78% to 45.33% (refer to Note 4). The Company restated
the prior year’s financial statements as if the equity method had been utilized from December 2002, the date of the initial acquisition of the investment in Emperor (refer to Note 2). The amounts included for the years ended June 30, 2005 and June 30, 2004 represent
45.33%, from August 2004, and 19.78% of Emperor’s losses or profits respectively, adjusted for the amortization of the excess purchase price. As a result of losses incurred by Emperor, the investment in Emperor was impaired, by $13.3 million, to fair value during fiscal 2005.

At June 30, 2005 the proportionate share of the Company’s investment in the net assets of Emperor, as well as the unamortized excess purchase price of Emperor, was as follows:
June 30,
2005
$’000
Proportionate share of Emperor’s net assets 13,517
Excess purchase price, net of accumulated amortization 1,925
Closing carrying amount 15,442
Market value of the Company’s investment in Emperor (based on the quoted market price at June 30, 2005)
12,525

On April 6, 2006 a transaction was concluded between Emperor and the Company, whereby the Company’s offshore assets were sold to Emperor, resulting in the Company’s shareholding in Emperor increasing to 88.27% with effect from the above date (refer Note 4).
As a result, Emperor became a subsidiary with effect from that date and its results are accordingly now consolidated.

From July 1, 2002, the Company’s 40% interest in Crown has been treated as an investment in an associate and equity accounted. As at June 30, 2005, the investment in Crown was carried at $nil. In November 2005, the Group acquired an additional 60% of the shares of
Crown from Khumo Bathong Holdings (Pty) Limited (refer Note 4). As a result, Crown became a subsidiary with effect from that date and its results are accordingly now consolidated.

On July 1, 2005, an agreement was entered into between the Company and the Industrial Development Corporation of South Africa, or
IDC, in terms of which the Company acquired all the IDC loans, including the rights securing payment of such loans, payable by
Crown and ERPM to the IDC for a purchase consideration of $4.5 million. As uncertainty over the repayment of the loans existed subsequent to their acquisition, an allowance of $4.5 million was raised.

15. INVESTMENTS IN ASSOCIATES (continued)

Aggregated summarized financial information in respect of our associates is as follows:
June 30,          June 30,
2005                 2004
$’000                $’000
Revenues
144,686             141,437
Net operating loss
(17,666)            (23,509)
Net loss applicable to common stockholders
(26,593)           (30,934)
Current assets
20,981
Non-current assets
60,294
Total Assets
81,275
Current liabilities
54,178
Non-current liabilities
102,158
Total Liabilities
156,336
16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
June 30,
2006
June 30,
2005
$’000
$’000
Trade accounts payable
42,118
22,130
Accrual for leave pay provisions
8,862
4,354
Payroll and other compensation payable
346
6,833
Withholding taxes
1,343
-
52,669
33,317
17. DERIVATIVE INSTRUMENTS
June 30,
2006
June 30,
2005
$'000
$'000
Interest rate swap agreements (a)
104
(550)
Forward sale commodity contract (b)
(25,326)
-
Option contract (c)
2,857
-
(22,365)
(550)
Disclosed under non-current liabilities
-
(550)
Disclosed under current liabilities
(25,222)
-
Disclosed under current assets
2,857
-
(22,365)
(550)

17. DERIVATIVE INSTRUMENTS (continued)

Unrealized and realized profits/(losses) related to derivative instruments that are included in the statement of operations are as follows:
June 30,
2006
June 30,
2005
June 30,
2004
$’000
$’000
$’000
Interest rate swap agreements (a)
(5)
187
(1,730)
Forward sale commodity contract (b)
4,412
-
-
Option contract (c)
967
-
-
Change in fair value of derivative portion of Senior Convertible Notes (refer to Note 19)
5,382
3,817
2,064
Eskom gold for electricity contract
11
(388)
(1,376)
10,767
3,616
(1,042)
Unrealized profits/(losses) on derivative instruments
10,761
4,004
(1,042)
Realized profits/(losses) on derivative instruments
6
(388)
-
10,767
3,616
(1,042)

(a)   The amount in fiscal 2006 reflects the fair value of the interest rate swap contracts that were entered into to manage the interest rate risk on the interest payments of the Vatukoula loan facility with ANZ Bank, which currently bears interest at an average variable rate of 7.76% per annum. The fair value of the interest rate swap contracts at the date of acquisition of Emperor was $0.1 million. In order to minimize fluctuations in interest rates, 64% of the loan has been covered by entering into interest rate swap contracts, under which the Group is obliged to receive interest at variable rates and pay interest at fixed rates until October 2008. The fixed interest rate payable was 4.34% per annum.

In fiscal 2005, this amount reflects the fair value of the interest rate swap agreement that was entered into to manage the interest rate and currency risk on the bi-annual interest payments of the Senior Convertible Notes which were issued in fiscal 2003. The fair value represents the difference between the fixed coupon rate of 6% per annum and the forward Johannesburg Inter-bank Acceptance Rate, or JIBAR, plus 200 interest basis points together with the spot and forward US$ exchange rate with reference to the coupon amount payable bi-annually. At June 30, 2005, the six month JIBAR rate was 6.929% per annum. On November 12, 2005 this contract was closed out.

The interest rate swap agreements have not been accounted for as hedges. Changes in fair value have been recorded as profit/(loss) on derivative instruments in the statement of operations. During fiscals 2006, 2005 and 2004, the realized and unrealized gain/(loss)
included in (loss)/profit on the interest rate swap amounted to a gain of $nil, a gain of $0.2 million and a loss of $1.7 million, respectively.
(b)   This liability represents gold forward contracts with ANZ Banking Group Limited and Emperor, which was consolidated from
        April 6, 2006. The fair value of the gold forward contracts at the date of acquisition of Emperor was $34.5 million. These gold forward contracts have not been accounted for as hedges. The total ounces to be delivered under the gold forward contracts for the
        Group is 145,695 ounces and the delivery into these derivative instruments will be in accordance with the maturity schedule agreed with the corresponding bank as follows:
Year ended
Strike price
June 30, 2007
June 30, 2008
June 30, 2009
$452.70
41,526 oz
82,992 oz
21,177 oz

The fair value of the derivative financial instruments that is expected to mature within the coming year is $7.2 million (A$9.9 million)
relating to 41,526 ounces. The remaining fair value of $18.1 million (A$24.8 million) is to be settled after June 30, 2007.

Changes in fair value have been recorded as profit/(loss) on derivative instruments in the statement of operations. During fiscal 2006, the unrealized gain/(loss) included in (loss)/profit on gold forward contracts amounted to a gain of $4.4 million.

17. DERIVATIVE INSTRUMENTS (continued)

(c)   This amount represents the positive mark-to-market on gold call options in DRD (Isle of Man). European Style call options were purchased in January 2006 with strike prices ranging from $634 to $653 per ounce. Expiry dates of the options range from September
2006 to December 2008. The call options provide the group with the right but not the obligation to buy in total up to 46,426 ounces
(reducing throughout the period) of gold at the various strike prices. The gold call options were taken up by the Company to mitigate the deterioration in the forward sale commodity contracts referred to above. The settlement schedule for the gold call options is as follows:
Year ended
Strike price
June 30, 2007
June 30, 2008
June 30, 2009
$634.00 6,920 oz 4,150 oz 536 oz
$645.80 13,842 oz 8,298 oz 1,074 oz
$652.50 6,920 oz 4,150 oz 536 oz
27,682 oz 16,598 oz 2,146 oz

Changes in fair value have been recorded as profit/(loss) on derivative instruments in the statement of operations. During fiscal 2006, the unrealized gain included in profit on derivative instruments was $1.0 million.
18. PROVISION FOR ENVIRONMENTAL REHABILITATION, RECLAMATION AND CLOSURE COSTS

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the total future costs for the mines, in current monetary terms, will be $82.0 million at June 30, 2006 (2005: $25.8 million). The estimates are prepared on an annual basis by the Group's Environmental Manager in accordance with the Company's rehabilitation plans. The relevant rehabilitation plan is submitted to local authorities for approval and the provision is adjusted accordingly to reflect changes therein.

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
June 30,
2006
June 30,
2005
$'000
$'000
Opening balance 22,596 39,107
Foreign exchange (6,906) (360)
Assumed in business combinations
21,154                     -
Disposed through liquidation of subsidiary - (19,911)
Asset retirement obligation arising during period 7,499 -
Accretion - continuing operations 2,434 2,737
Accretion - discontinued operation - 1,023
Closing balance 46,777 22,596

Included in the net book value of the mining asset balance are asset retirement obligation costs, relating to the following mines:
June 30,
2006
June 30,
2005
$'000
$'000
Blyvoor 1,315 269
ERPM 141 -
Crown 5,716 -
Porgera 2,180 5,040
9,352 5,309

19. LONG-TERM LOANS
June 30,
2006
June 30,
2005
$'000
$'000
These comprise loans from:
Secured
Industrial Development Corporation (a) 2,665 4,025
Investec Bank (Mauritius) Limited (b) - 10,020
ANZ Banking Group Limited (c) 56,015 -
Finance lease agreements (d) 764 -
Unsecured
Senior Convertible Notes (e) 66,925 64,947
126,369 78,992
Less: Payable within one year shown under current liabilities (76,117) (9,678)
Total long-term liabilities 50,252 69,314

The above loans include accrued interest. The terms and conditions, including interest rates, attaching to the above loans are given in the narrative below:

(a)   On July 18, 2002, Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, entered into a loan agreement with the Industrial
Development Corporation, or IDC, for R65.0 million ($10.4 million) specifically for financing capital expenditures incurred by
Blyvoor in completing the Blyvoor expansion project. The loan bears interest at 1% below the prime rate of First National Bank of
Southern Africa Limited on overdraft. As of June 30, 2006, the interest rate on this loan was 10.0% per annum. The loan is due in July
2007.

The loan is secured over the Blyvoor metallurgical plant, with a net book value of $3.1 million at June 30, 2006. The loan agreement prohibits the Company from disposing of or further encumbering the assets covered by the special notarial bond and places restrictions over its ability to change the business of Blyvoor.
(b)   On October 14, 2004, DRD (Isle of Man) entered into a facility of $15.0 million with Investec Bank (Mauritius) Limited, or Investec
(Mauritius), of which $10.0 million had been drawn down at June 30, 2005. The facility could be used to finance future acquisitions or rights offers by companies in which the Company wishes to acquire shares, or with prior written consent of Investec (Mauritius), it could be used for any other purpose. The facility bore interest at the three-month London Inter-bank Offered Rate, or LIBOR, plus
300 basis points. Funds advanced and interest on this facility had to be repaid in cash in equal installments every three months from the date of the relevant advance so that the amount of the advance was paid in full to Investec (Mauritius) on or before November 12,
2007.

The facility was secured by DRD (Isle of Man)’s shares in Emperor Mines Limited, DRD (Porgera) Limited and Tolukuma Gold
Mines Limited. This loan was repaid on March 16, 2006.

19. LONG-TERM LOANS (continued)
(c) There are four loan facilities from the ANZ Banking Group Limited, or ANZ Bank, to Emperor and they comprise the Vatukoula loan facility, project loan facilities, a property loan and a gold call option facility.

      The Vatukoula loan facility is secured by Emperor Gold Mining Company Limited (Fiji) as follows:
(1) a first registered deed of charge over all present and future assets and undertakings of Emperor other than excluded assets (Certain Special Prospecting Leases and all the shares in Tuvatu Gold Mining Company Limited);
(2) a first registered mortgage over all freehold and leasehold land;
(3) a first registered mortgage over Special Site Rights 6, 7, 8 and Special Mining Leases 54, 55 and 56; and
(4) a first registered Bill of Sale over its motor vehicles.

Agreement was reached with ANZ Bank prior to June 30, 2006 to restructure this loan facility with the first loan repayment due on
April 30, 2007 to the value of $1.9 million. Further biannual repayments are to be made of this amount beginning on
October 31, 2007 with a final payment of $0.9 million due on October 31, 2009. The loan bears interest at LIBOR plus 2.5% per annum. The balance on this loan at June 30, 2006 is $9.8 million.

On March 21, 2006 Emperor announced the signing of documentation with ANZ Bank for project loan facilities totaling $42.0 million. These facilities comprise a $35.0 million senior facility with a 59 month tenor and a $7.0 million revolving working capital facility. The security in relation to this facility is as follows:
(1) fixed and floating charges over the assets of Tolukuma in Papua New Guinea and Western Australia;
(2) fixed and floating charges over the assets of the Porgera Joint Venture, other than which require the consent of the
Porgera Joint Venture partners, in Papua New Guinea and Western Australia;
(3) mortgages over the shares of DRD (Porgera) Limited and Tolukuma Gold Mines Limited;
(4) tripartite agreements with key suppliers and contract counterparties;
(5) mortgage over the Tolukuma Tenements; and
(6) fixed and floating charge over the assets of DRD (Isle of Man) Limited.

The loan bears interest at LIBOR plus 2% per annum. The balance on this loan at June 30, 2006 is $43.1 million.

The property loan represents a mortgage over a property purchased in Brisbane during May 2006. The loan attracts interest payments only for the first five years of the mortgage. A First Registered Mortgage by Emperor over the property situated at 45
Milman St, Clayfield, Queensland, Australia will be held by ANZ Bank as security for this loan. The loan bears interest at 6.79%
per annum. The balance on this loan at June 30, 2006 is $1.1 million.

The gold call option facility was implemented to purchase gold call options from ANZ Bank. The term of the facility is 12 months from April 6, 2006 and the loan bears interest at LIBOR plus 2.1% per annum. The original drawdown in relation to this facility was $4.0 million of which $2.0 million has been repaid. The settlement of this facility will coincide with closing out the call options for which the facility was implemented. The balance on this loan at June 30, 2006 is $2.0 million.

The carrying amount of assets pledged as security for these facilities is as follows:
(1) Property, plant and equipment, $96.6 million
(2) Non-current inventories, $30.2 million
(3) Cash and cash equivalents, $12.3 million
(4) Receivables, $6.1 million
(5) Current inventories, $23.9 million
(6) Current derivative instruments, $2.9 million

Cash and cash equivalents pledged as security is recorded as restricted cash and cash equivalents in the accompanying balance sheet.
(d)   Finance leases are effectively secured over vehicles with a carrying value of $1.7 million at June 30, 2006, as the rights of the leased assets revert to the lessor in the event of default.

19. LONG-TERM LOANS (continued)
(e)   On November 12, 2002, the Company issued $66,000,000 of 6% Senior Convertible Notes due 2006, in a private placement. The interest payments of 6% per annum are payable semi-annually on May 12 and November 12 of each year. The Company issued the notes at a purchase price of 100% of the principal amount thereof. If not converted, or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in
November 2006.
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
In connection with the offering of the notes, the Company entered into a registration rights agreement with the initial purchaser of the notes. This agreement obligated the Company to file with the SEC a shelf registration statement with respect to the offer and sale of the notes and the ordinary shares or the ordinary shares underlying the ADSs issuable upon conversion of the notes. On
September 30, 2003, the SEC declared effective the Company's registration statement of Form F-3 pertaining to the notes. The notes were redeemed, in full, on November 15, 2006.
The notes are presented in the consolidated balance sheet as follows:
June 30,
2006
June 30,
2005
$'000
$'000
Opening balance 64,947 61,134
  Liability portion
57,361 49,732
  Derivative portion (1)
7,586 11,402
Amortization of capitalized issuance costs, net of additional expenses incurred (2) 1,546 1,597
Interest accrued (3) 9,785 9,869
Interest payment (3,960) (3,960)
Change in fair value of derivative portion (1) (5,382) (3,816)
Foreign exchange (11) 123
Closing balance 66,925 64,947
  Liability portion
64,722 57,361
  Derivative portion (1)
2,203 7,586
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
(3)   Interest on the notes is calculated on the effective yield basis, at an effective rate of 16.08% per annum, which includes the accretion on the embedded derivative instrument.
Included in unrealized foreign exchange gains is a loss of $6.2 million, a loss of $4.4 million and a gain of $10.6 million in fiscals
2006, 2005 and 2004, respectively, relating to foreign exchange movements on the Senior Convertible Notes.

19. LONG-TERM LOANS (continued)

Long-term loans are scheduled for repayment in the 12 months to:
$'000
30 June 2007 76,117
30 June 2008 10,639
30 June 2009 10,268
30 June 2010 onwards 29,345
126,369
June 30,
2006
June 30,
2005
Currencies in which long-term loans are denominated are as follows:
$'000
$'000
United States Dollars 66,925 74,967
Australian Dollars
2,665                      -
South African Rands 56,779 4,025
126,369 78,992

The Group has undrawn committed borrowing facilities of $nil (June 30, 2005: $nil) from the Industrial Development Corporation and bank overdraft facilities of $0.3 million (June 30, 2005: $1.4 million) of which $0.3 million (June 30, 2005: $1.4 million) had been utilized at year-end.
20. STOCKHOLDERS' EQUITY

Ordinary shares:

June 30, 2006

During the year ended June 30, 2006, the Company issued 18,444,954 no par value shares at market value to certain institutional investors and employees, in exchange for gross cash proceeds of $25.9 million. In addition, 4,451,291 no par value shares, with a value of $4.5 million, were issued for the acquisition of loans and 932,857 no par value shares, with a value of $1.2 million, were issued in exchange for services rendered.

June 30, 2005

During the year ended June 30, 2005, the Company issued 56,230,705 no par value shares at market value to certain institutional investors, in exchange for gross cash proceeds of $65.9 million. In addition, 6,612,676 no par value shares, with a value of $16.6 million, were issued in exchange for 29,097,269 Emperor Mines Limited shares (refer Note 4).

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

Cumulative preference shares:

The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploration or the disposal of the Argonaut mineral rights acquired from Randgold & Exploration Company Limited in September 1997. During fiscal 2005, the Argonaut mineral rights reverted to the South African Government after no application for conversion was lodged within the stipulated period of one year, under the provisions of the MPRD Act. On February 6, 2006, a prospecting right covering an area of 969 hectares over part of the
Argonaut Project was obtained.

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

21. (LOSS)/PROFIT PER SHARE

(Loss)/profit per share is calculated based on the (loss)/profit divided by the weighted average number of shares in issue during the year. Fully diluted (loss)/profit per share is based upon the inclusion of potential common shares with a dilutive effect on (loss)/profit per share.
For the year ended June 30, 2006
Loss
Per-share
$000
Shares
amount
(Numerator)
(Denominator)
$ cents
Basic and fully diluted loss per share
Shares outstanding July, 1, 2005 296,206,048
Weighted average number of shares issued - 2006 14,359,778
Net loss from continuing operations applicable to common stockholders (25,854) 310,565,826 (9)
Profit from discontinued operation 2,023 1
Net loss applicable to common stockholders (23,831) (8)
Anti-dilutive shares (shares underlying Senior Convertible Notes) - 17,600,000
Anti-dilutive shares (shares underlying staff options allocated) 14,575,256
There is no dilution in loss per share for the fiscal year ended June 30, 2006, as the effect of dilutive securities in issue would have
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
Anti-dilutive shares (shares underlying staff options allocated) 13,051,786
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
Anti-dilutive shares (shares underlying staff options allocated) 8,345,363

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

The majority of the Group's employees are covered by one of the above-mentioned funds. Fund contributions by the Group for the year ended June 30, 2006 amounted to $4.3 million (2005: $7.4 million; 2004: $8.7 million).

Post-retirement benefits other than pensions

Prior to the Company's acquisition of Blyvoor, skilled workers (clerical workers and mine management) at that operation participated in multi-employer health plans, which paid certain medical costs. Employer contributions were determined on an annual basis by these health funds. Qualifying dependants received the same benefits as active employees. Blyvoor voluntarily accepted liability for post-
retirement medical benefits of employees who were members of these multi-employer health plans prior to the acquisition. The fixed amount, which was determined based on negotiations between Blyvoor and the various medical schemes, was settled during fiscal
2004.

Crown has an obligation to fund a portion of the medical aid contributions of certain of its employees after they have retired. At June
30, 2006 a provision of $2.3 million for post-retirement medical benefits has been raised. This provision is based on the latest calculations using a projected unit credit method, of independent actuaries performed as at June 30, 2006. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded. During fiscal 2006, the Company expensed $0.5 million relating to the post-retirement medical benefits.
June 30,
2006
June 30,
2005
$'000
$'000
Opening balance - -
Acquired through acquisition of subsidiary 2,259 -
Actuarial loss recognized in earnings 455 -
Foreign exchange (408) -
Closing balance 2,306 -
The assumptions used in calculating the above amounts are:
  Discount rate
7.8%
  Expected annual increase in health care costs
5.8%
Assumed health care cost trend June 30
  Health care cost trend assumed for next year
5.8%
  Rate to which the cost trend is assumed to decline (the ultimate trend rate)
5.8%
  Year that the rate reaches the ultimate trend
n/a

22. EMPLOYEE BENEFIT PLANS (continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:
One
percentage
point
increase
$'000
One
percentage
point
decrease
$'000
Effect on total service and interest cost 78 (61)
Effect on post-retirement benefit obligation 583 (452)

The Company expects to contribute $0.3 million to the post-retirement medical plan in fiscal 2007.
Estimated future benefit payments
$'000
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:
2007 309
2008 343
2009 381
2010 422
2011 467

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

The liability at June 30, 2006 was $0.5 million (June 30, 2005: $nil). During fiscal 2006, the Company expensed $0.6 million
(2005: $0.3 million; 2004: $0.2 million) relating to the long-service awards.

22. EMPLOYEE BENEFIT PLANS (continued)

Share option plan

The Company has an Employee Share Option Scheme, or ESOS, under which all employees may be granted options to purchase shares in the Company's authorized, but unissued ordinary shares. Unissued shares that have been reserved for the ESOS may not exceed 15% of the number of issued ordinary and preferred ordinary shares.

The number of issued and exercisable share options is approximately 4.6% of the issued ordinary share capital. The participants in the
ESOS are fully taxed on any gains realized on the exercise of their options.

On October 24, 1997, the terms of the ESOS were amended. The amended terms applied to options outstanding at the date of the amendment and options to be issued thereafter. The exercise price of options, which is determined at grant date, is the lowest seven day trailing average of the closing market prices of an ordinary share on the JSE Limited (South Africa), or JSE, as confirmed by the
Company's directors, during the three months proceeding the day on which the employee is granted the option. Prior to the amendment, the exercise price was the closing JSE market price on the day preceding the grant date of the option. The vesting period for options is determined by the directors.

All options expire ten years after grant date.

During the fiscal years 1998 to 2006, the Company issued options, one quarter of which were exercisable six months after grant date, a further quarter of which are exercisable twelve months after grant date and a further quarter of which are exercisable annually thereafter. Share options activity in respect of these options was as follows:
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
Granted 5,794,784 7.21
Exercised (66,000) 6.50
Forfeited/lapsed (1,003,611) 15.10
Balance at June 30, 2005 12,493,911 13.96 5,949,499 17.68
Granted 3,090,944 5.94
Exercised (679,911) 5.54
Forfeited/lapsed (887,563) 11.64
Balance at June 30, 2006 14,017,381 13.37 8,699,972 15.63

Average price per share is disclosed in South African Rand as the options are on ordinary shares and the option price is stated in South
African Rand. As of June 30, 2006, the average price per share for outstanding options is $1.84 and average price per share for exercisable options is $2.15.

22. EMPLOYEE BENEFIT PLANS (continued)

The weighted average grant date fair value of the above options granted in fiscal 2006 was R3.86 (2005: R1.87 and 2004: R7.41).

The grant date fair value of these options was determined using a Black-Scholes pricing option model, applying the following weighted average assumptions:
June 30, 2006      June 30, 2005      June 30, 2004
Expected life (in years)
3 3 3
Risk free interest rate
7.94% 7.98% 9.24%
Volatility
36% 35% 31%
Dividend yield
0% 0% 0%

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
Balance at June 30, 2004 576,625 15.81 419,125 15.81
Exercised - 15.81
Forfeited/lapsed (18,750) 15.81
Balance at June 30, 2005 557,875 15.81 557,875 15.81
Exercised - 15.81
Forfeited/lapsed - 15.81
Balance at June 30, 2006 557,875 15.81 557,875 15.81

Average price per share is disclosed in South African Rand as the options are on ordinary shares and the option price is stated in South
African Rand. As of June 30, 2006, the average price per share for outstanding options is $2.17 and average price per share for exercisable options is $2.17.
The following tables summarize information relating to all employee stock options outstanding as June 30, 2006:
Outstanding
Exercisable
Weighted
average
Weighted
Weighted
contractual
average
average
Number of
life (in
exercise
Number of
exercise
Shares
years)
price
Shares
price
(in Rand)
(in Rand)
Range of exercise prices (R)
R4.52 to R6.78 5,842,021 8.92 5.57 2,024,937 5.51
R6.79 to R10.18 261,375 4.80 7.44 261,375 7.44
R10.19 to R15.28 1,693,400 8.30 10.93 854,200 10.93
R15.29 to R22.93 5,821,660 6.88 18.27 5,160,535 18.26
R22.94 to R34.41 916,800 6.32 29.09 916,800 29.09
R34.42 to R36.08 40,000 6.01 36.08 40,000 36.08
14,575,256 7.79 12.86 9,257,847 15.64

23. FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents

The carrying value of cash and cash equivalents approximates their fair value due to the short-term maturity of these deposits. The
Group attempts to minimize its credit risk by placing cash and cash equivalents with major banks and financial institutions located in
South Africa, Australia Papua New Guinea and Fiji, after evaluating the credit ratings of the respective financial institutions. The
Group believes that no concentration of credit risk exists in respect of cash and cash equivalents.

Derivative instruments

In the normal course of its operations, the Group is exposed to market risks, including commodity price, foreign currency and interest rate risks. The Company has entered into transactions, which make use of derivative instruments, to economically hedge certain exposures. These instruments include interest rate swaps, gold forward contracts, gold call options and gold lease rate swaps. The decision to use these types of transactions is based on the Company's hedging policy, which precludes the forward selling of gold, however with the recent acquisition of Emperor the Company acquired the gold forward contracts held by Emperor. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are marked-to-market through the statement of operations in accordance SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Eskom gold for electricity contract

In October 2000, the Company entered into a contract to buy electricity from Eskom. Under the terms of the Company's agreement, the Company paid Eskom the standard electricity tariff for all energy it consumes, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October the Company adjusted the amounts paid in that period in accordance with an established formula based on the gold price. This contract expired in September 2005.

The gold price adjustment was based on the notional amount of 15,000 ounces of gold multiplied by the difference between the contracted gold price, which is the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM fix for each business day in the calculation period.

The Company concluded that (1) the contract in its entirety did not meet the definition of a derivative instrument and therefore it did not have to be carried on the balance sheet at fair value; (2) the embedded gold for electricity forward contract possessed economic characteristics that were not clearly and closely related to the economic characteristics of the host contract; and (3) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. Accordingly, the embedded derivative was separated from the host contract and carried at fair value.

The contract was closed out on April 28, 2005, at a cost of $3.6 million.

Gold forward contracts

Gold forward contracts were entered into by Emperor with ANZ Banking Group Limited. A total of 145,695 ounces is to be delivered under these gold forward contracts. The fair value of the gold forward contracts that is expected to mature in fiscal 2007 is a liability of
$7.2 million relating to 41,526 ounces. The remaining liability with a fair value of $18.1 million relates to the 104,169 ounces which are to be delivered after June 30, 2007.

Gold call options

European Style call options were purchased in January 2006 with strike prices ranging from $634 to $653 per ounce. Expiry dates of the options range from September 2006 to December 2008. The call options provide the Group with the right but not the obligation to buy in total up to 46,426 ounces (reducing throughout the period) of gold at the various strike prices. The gold call options were taken up by the
Group to mitigate the deterioration in the gold forward contracts. The fair value of the gold call options at June 30, 2006 was an asset of
$2.9 million.

23. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Other positions

The Company had entered into a gold rate lease swap and call position transactions which had been accounted for in the financial statements on a mark-to-market basis in prior fiscal years, and which matured or were closed out in fiscal 2004.

During fiscal 2004, a gold lease rate swap for 109,875 ounces, at a rate of 0.20% matured. A gold lease rate swap is a contract whereby the Company and a counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed lease rate based on that amount of gold and the other party pays a floating lease rate based on the same amount of gold. The
Company had exposure to increases in the three-month lease rate up to June 2004. The volume the swap was based on decreases every quarter until it reached zero (by June 2004). Every quarter the Company received a fixed cash flow equal to 0.2% per annum of the volume at $280 per ounce, and paid the three-month floating lease rate converted at the then market spot rate.

During fiscal 2003, the Company bought call options as a risk management tool to protect the maximum exposure on the gold for electricity contract. Options covering a total of 272,110 ounces were purchased for $14.9 million. These contracts expired by
September 2005. During fiscal 2004, the Company took advantage of the lower rand gold price and closed out 265,000 ounces of the
Eskom gold for electricity contract in line with its policy of not hedging gold production. Accordingly the exposure for which the call options were bought as a risk management tool had been significantly reduced and the remaining call options were closed out during fiscal 2004, recording a gain of $0.1 million.

Included in profit/(loss) on derivative instruments is $nil for fiscal 2006, $nil for fiscal 2005 and a loss of $3.2 million for fiscal 2004, relating to these instruments.

Concentration of credit risk

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

The gold produced in Papua New Guinea by Tolukuma is sold directly to AGR Matthey and proceeds for gold sold are received within two days of sale. The selling price is determined by the London Bullion Market Association spot price and the Company is paid in US
Dollars. We do not have an interest in AGR Matthey.

The gold produced by Porgera in Papua New Guinea is sold directly to Australia and New Zealand Investment Bank, or ANZ Investment
Bank. Proceeds for gold sold are received within two days from the swap confirmation report released by the refiners, AGR Matthey. The selling price is determined by the spot price at the time of sale and the Company is paid in US Dollars. The concentration of credit risk in
Papua New Guinea is mitigated by the reputable nature of the customer and the settlement of the proceeds within two days.
The gold produced by Vatukoula in Fiji is sold directly to AGR Matthey. Proceeds for gold sold are received within 6 days of sale. The selling price is determined by Reuters quoted “London Spot Bid Price” which means the London bid price as published by Reuters for two day settlement and the Company is paid in US Dollars.
Foreign currency risk
The Group's functional currency for the South African operations is the South African Rand, for the Papua New Guinea operations it is the Papua New Guinea Kina and for the Fiji operation is the Fiji Dollar. Although gold is sold in US Dollars, the Company is obliged to convert these into Rands for its South African operations in terms of South African Reserve Bank, or SARB, regulations. The
Company is thus exposed to fluctuations in the Dollar / South African Rand exchange rate. The Company conducts its operations in
South Africa, Papua New Guinea and Fiji. Currently, foreign exchange fluctuations affect the cash flow that it will realize from its operations as gold is sold in US Dollars while production costs are incurred primarily in Rands, Kina and Fiji Dollars.
The Company's results are positively affected when the US Dollar strengthens against these foreign currencies and adversely affected when the US Dollar weakens against the foreign currencies. The Company's cash and cash equivalent balances are held in US Dollars,
Rands and Australian Dollars; holdings denominated in other currencies are relatively insignificant. Certain of the Company's financial liabilities are denominated in a currency other than the Rand (refer Note 19). The Company is thus exposed to fluctuations in the Rand with the relevant currency. The Company has not entered into any foreign exchange hedging contracts to attempt to mitigate its foreign currency risk.

23. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Interest rate and liquidity risk

Fluctuations in interest rates impact the value of short-term cash investments and financing activities, giving rise to interest rate risks.

Interest rate swap agreements

An interest rate swap agreement was entered into in November 2002 to manage the exposure to changes in interest rates with regard to the interest payable on the Senior Convertible Notes (refer Note 19). The fixed interest rate (in US Dollars) was swapped for a floating
South African interest rate, calculated at the Johannesburg Inter Bank Acceptance Rate, or JIBAR, plus 200 basis points per annum.
An amount of 60% of the coupon rate is subject to this swap agreement, based on the requirements of the SARB, as this represents the amount of the funds raised in South Africa. The maturity date of this agreement was November 2006. As discussed in Note 17, the interest rate swap agreement was closed out on November 12, 2005.

Interest rate swap agreements were entered into by Emperor to manage the interest rate risk on the interest payments of the Vatukoula loan facility, which currently bears interest at an average variable rate of 7.76%. In order to minimize fluctuation in interest rates, 64% of the loan has been covered by entering into interest rate swap agreements under which the Group is obliged to receive interest at variable rates and pay interest at fixed rates until October 2008. The fixed interest rate payable was 4.34% per annum.

Fair value of financial instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following table represents the carrying amounts and fair values of the Group's financial instruments outstanding:

June 30,
2006
June 30,
2006
June 30,
2005
June 30,
2005
$'000
$'000
$'000
$'000
Carrying
amount
Fair value
Carrying
amount
Fair value
Financial assets
Cash and cash equivalents 54,912 54,912 36,085 36,085
Restricted cash and cash equivalents 12,344 12,344 - -
Derivative instruments 2,857 2,857 - -
Receivables 10,858 10,858 8,020 8,020
Listed investments 209 209 101 101
Investments in environmental trusts 8,306 8,306 6,416 6,416
Financial liabilities
Bank overdraft 331 331 1,370 1,370
Accounts payable and accrued liabilities 52,669 52,669 33,317 33,317
Derivative instruments 25,222 25,222 550 550
Long-term loans
- long-term portion 50,252 50,252 69,314 63,819
- short-term portion 76,117 74,469 9,678 9,678

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities and short-term loans approximates their fair values due to the short-term maturities of these assets and liabilities.

The fair value of listed investments has been determined by reference to the market value of the underlying investments. The investment in the environmental trusts is invested primarily in interest bearing securities and equity-limited unit trusts, the cost of which approximates their fair value.

The fair value of the fixed interest rate long-term debt instruments is subject to changes in market interest rates. The fair values are calculated based on a credit adjusted US Treasury rate, with comparable terms of maturity.

24. COMMITMENTS AND CONTINGENT LIABILITIES

June 30,
2006
June 30,
2005
$'000
$'000
Capital expenditure commitments:
Contracted but not provided for in the financial statements 16,146 274
Authorized by the directors but not contracted for 2,689 3,393
18,835 3,667

Litigation
The Group is subject to litigation in the normal course of business. The Group believes that any adverse outcome from litigation would not have a material effect on its financial position, results of operations or liquidity.

Securities class action
On June 13, 2005, a securities class action was filed in the United States District Court for the Southern District of New York against the
Company and two of its officers. Since then, four nearly identical securities class action complaints have been filed against the Company and the same officers. The cases have been consolidated and a consolidated amended complaint has been filed. To date, neither the
Company, nor the individual defendants have been formally served with any complaint regarding these matters.

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
Based on the Company’s review of the complaints, the Company believes the lawsuits are without merit and we intend to vigorously defend ourselves and the Company’s officers named in the complaints. The Company’s attorneys have filed an application to dismiss the plaintiffs’ case. The Company is currently awaiting direction from court on a date to present argument on the application, if the judge decides to hear oral argument, or for a ruling on the application, should he decide not to hear argument.

25. GEOGRAPHIC AND SEGMENT INFORMATION

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
Year ended June 30, 2006
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
Blyvoor
     Mine
ERPM
   Mine
Crown
   Mine
Other
Total South
         African
    operations
Porgera
      Mine
Tolukuma
          Mine
Vatukoula
          Mine
Other
            Total
Australasian
     operations
         Total
operations
Revenues
83,635 33,840 31,310 - 148,785 64,991 29,085 2,440 - 96,516 245,301
Depreciation and amortization
(3,697) (2,027) (2,338) (49) (8,111) (10,014) (3,930) (2,694) (27) (16,665) (24,776)
Production costs
(76,936) (28,642) (26,697) (1,362) (133,637) (37,021) (33,448) (7,453) - (77,922) (211,559)
Results
Net operating (loss)/income 1,177 1,735 1,513 (1,375) 3,050 5,307 (12,655) (5,583) 6,447 (6,484) (3,434)
(Loss)/profit after tax 369 (150) 1,518 (17,246) (15,509) 1,295 (12,988) (6,260) 7,633 (10,320) (25,829)
Balance sheet
Mining assets 48,023 6,839 24,853 (1,195) 78,520 63,705 8,533 101,762 994 174,994 253,514
Total assets 55,026 12,085 31,809 14,878 113,798 117,302 17,837 122,346 34,938 292,423 406,221
Net current assets/(liabilities) (10,025) (2,887) (1,091) (58,065) (72,068) 9,677 3,646 (18,736) 32,013 26,600 (45,468)
Other information
Capital expenditures 8,832 1,643 3,341 239 14,055 17,237 4,256 5,249 160 26,902 40,957
Impairment of assets - - - 3 3 - - - - - 3
Total number of employees 7,740 2,653 10,393

25. GEOGRAPHIC AND SEGMENT INFORMATION (continued)
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

25. GEOGRAPHIC AND SEGMENT INFORMATION (continued)
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
Other information
Capital expenditures 9,151 5,511 - 89 14,751 8,723 3,442 1 12,166 26,917 (5,511) 21,406
Impairment of assets - 1,276 - 2,990 4,266 - - - - 4,266 (1,276) 2,990
Total number of employees 12,986 751 13,737

26. VARIABLE INTEREST ENTITY

In fiscal 2006, as a result of the transactions entered into by the Company as part of the restructuring of its South African
Operations, the Company identified Khumo Gold as a Variable Interest Entity, or VIE, due to certain capital and debt structures.
Khumo Gold was established as an investment holding company to provide previously disadvantaged persons in South Africa access to investment opportunities within the mining industry. Khumo Gold has a 15% interest in DRDGOLD SA at June 30, 2006 and holds investments in preference shares issued by Crown, ERPM and Blyvoor. These investments were funded by the
Company through the Company acquiring preference shares issued by Khumo Gold of $4.8 million (R31.8 million). The Company does not hold any of the ordinary shares in Khumo Gold. Accordingly the Company began to consolidate the VIE from
December 1, 2005, in accordance with the requirements of FIN 46(R). On consolidation, the investments held by Khumo Gold in
DRDGOLD SA and the preference shares in Crown, ERPM and Blyvoor were eliminated against the preference shares issued by
Khumo Gold to the Company. Khumo Gold has no other assets and liabilities at June 30, 2006 nor did it earn any income or incur any expenses during the period to June 30, 2006.
27. SUBSEQUENT EVENTS

Purchase of Top Star Dump

On August 28, 2006, the Company concluded an agreement with AngloGold Ashanti Limited to purchase the remaining extent of
Erf 1 Park Central Township, better known as “The Top Star dump” in central Johannesburg for an amount of $1.1 million
(R8.0 million). In addition, a further $1.7 million (R12.0 million) is expected to be spent on infrastructure that will enable the
Company to process the dump. In November 2006, the Provincial Heritage Resources Authority of Gauteng initiated a protection order against the removal of the dump. The Company is currently contesting the protection order.

6% Senior Convertible Notes repaid in full

On November 15, 2006, the Company repaid, in full, its outstanding 6% Senior Convertible Notes which matured on November
12, 2006. The Company paid a total of $69.6 million to the holders of the Senior Convertible Notes, which included the aggregate principal amount of the Senior Convertible Notes of $66.0 million, plus all accrued original issue discount and interest. The repayment was funded from available cash resources and borrowing facilities. The Company’s obligations under the Senior
Convertible Notes have now been satisfied and discharged.

Funding from Investec (Mauritius)

On September 13, 2006, the Company arranged a $35.0 million loan facility with Investec (Mauritius) to fund a portion of the repayment of the Senior Convertible Notes on November 15, 2006. As at November 30, 2006, $33.0 million had been drawn and
$2.0 million is available under this facility.

Funding of Emperor

In October 2006, the Company committed to a $10.0 million working capital facility for Emperor. The Company has advanced funds to Emperor under this facility of $2.0 million on October 5, 2006, $5.0 million on November 6, 2006 and $3.0 million on
November 27, 2006. The loan bears interest at LIBOR plus 3% per annum and is repayable on December 31, 2007. A commitment fee of $0.2 million has also been charged to Emperor under the terms of this facility.

Subsequent to the end of the financial year, the board of DRD (Offshore) has agreed to convert the purchase price adjustment loan of $5.0 million (refer to Note 4) into shares in Emperor, representing approximately a 3.4% interest in Emperor.

Shares issued by DRDGOLD South African Operations (Pty) Limited, or DRDGOLD SA

On December 11, 2006, Khumo Gold SPV (Pty) Limited, or Khumo Gold, exercised the option granted by the Company in terms of the option agreement concluded between the parties in October 2005. Khumo Gold acquired from the Company a further
50,000 ordinary shares in DRDGOLD SA for $0.6 million (R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased by 5% to 20%.

In addition, Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from the
Company 60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million (R5.1 million). After exercising the option, the trust's shareholding in DRDGOLD SA is 6%.

The Company will finance the transaction, on condition that the terms of the finance are determined by independent experts to be fair and reasonable to the shareholders of the Company. It is proposed that the Company will subscribe for preference shares in
Khumo Gold and extend a loan to the trustees of the trust.

27. SUBSEQUENT EVENTS (continued)

Vatukoula placed on care and maintenance

On December 5, 2006, after an extensive three-month review of Vatukoula, the Company determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine will be placed on a care and maintenance program. This will result in an impairment of Vatukoula’s mining assets in the second quarter of fiscal 2007.
Vatukoula’s mining assets had a carrying value of $101.8 million at June 30, 2006. The amount of the impairment will be determined on completion of the strategic review of Vatukoula in January 2007.

ITEM 19. EXHIBITS

The following exhibits are filed as a part of this Annual Report:
1.1* Memorandum of Association of DRDGOLD Limited.
1.2† † Articles of Association of DRDGOLD Limited, as amended on November 8, 2002.
1.3* Excerpts of relevant provisions of the South African Companies Act.
1.4** Durban Roodepoort Deep (1996) Share Option Scheme as amended.
2.1* Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2† † Indenture between DRDGOLD Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
2.3† † Purchase Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated November 4, 2002.
2.4† †
Registration Rights Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated November 12,
2002.
2.5† †
DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule
144A of the Securities Act of 1933, as amended.
2.6† †
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
4.28†
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
4.35† †
Master Finance Lease between Volvo Truck Finance Australia (Pty) Ltd and Dome Resources N.L., dated November 1,
2000.
4.36† † Agreement between DRDGOLD Limited and Rand Refinery Ltd, dated October 12, 2001.
4.37† †
Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development
Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and DRDGOLD Limited, dated June 12, 2002.
4.38† †
Shareholder’s Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong
Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. And DRDGOLD
Limited, dated June 12, 2002.
4.39† †
Addendum to Shareholder’s Agreement between The Industrial Development Corporation of South Africa Limited,
Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. And
DRDGOLD Limited, dated June 14, 2002.
4.40† †
Subscription Agreement between Khumo Bathong Holdings (Pty) Limited and DRDGOLD Limited, dated June 12,
2002.
4.41† † Loan Agreement between DRDGOLD Limited and Khumo Bathong Holdings (Pty) Ltd, dated June 12, 2002.
4.42† †
Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep and Crown Gold Recoveries (Pty) Ltd,
dated June 12, 2002.
4.43† †
Memorandum of Loan Agreement No. 2 between DRDGOLD Limited and Crown Gold Recoveries (Pty) Ltd, dated
June 12, 2002.
4.44† †
Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold
Recoveries (Pty) Ltd, dated June 12, 2002.
4.45† †
Loan Agreement between Industrial Development Corporation of South Africa Ltd. And Blyvooruitzicht Gold Mining
Company Ltd, dated July 18, 2002.
4.46† †
Agreement of Loan and Pledge between DRDGOLD Limited and East Rand Proprietary Mines Limited, dated
September 12, 2002.
4.47† †
Management Services Agreement between DRDGOLD Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold
Recoveries (Pty) Ltd, dated October 1, 2002.
4.48† †
Agreement amongst DRDGOLD Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd,
dated June 12, 2002.
4.49† †
Letter Agreement between DRDGOLD Limited and The Standard Bank of South Africa, represented by its Standard
Corporate and Merchant Bank Division, dated October 7, 2002.

4.50† †
Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty)
Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek
Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.
4.51† †
Memorandum of Loan Agreement between DRDGOLD Limited and Crown Gold Recoveries (Pty) Ltd, dated October
10, 2002.
4.52† † Letter Agreement Relating to Consultancy Arrangement between DRDGOLD Limited and Nicolas Goodwin, dated October 15, 2002
4.53† †
Management Services Agreement between DRDGOLD Limited and East Rand Proprietary Mines Ltd, dated October
10, 2002.
4.54† †
Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures
Limited, dated December 13, 2002.
4.55† † † Confirmation, dated August 14, 2003, between DRDGOLD Limited and Investec Bank (Mauritius) Limited.
4.56† † †
Amendment to Confirmation, dated September 4, 2003, between DRDGOLD Limited and Investec Bank (Mauritius)
Limited.
4.57† † † †
Deed of Amalgamation for the Corporate Restructuring of Orogen Minerals (Porgera) Limited, Mineral Resources
Porgera Limited and Dome Resources (PNG) Limited, dated October 14, 2003.
4.58† † † † Undertaking, between Oil Search Limited and DRD (Isle of Man) Limited, dated October 14, 2003.
4.59† † † †
Loan Assignment Agreement between Orogen Minerals Limited, DRD (Isle of Man) Limited and Orogen Minerals (Porgera)
Limited, dated October 14, 2003.
4.60† † † † Agreement between Orogen Minerals Limited and DRD (Isle of Man) Limited, dated October 14, 2003.
4.61† † † †
Loan Assignment Agreement, between Dome Resources (PNG) Limited, Dome Resources Pty Limited, DRD (Isle of
Man) Limited and Tolukuma Gold Mines Limited, dated November 21, 2003.
4.62† † † †
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
4.71#
Forward Bullion Transaction Agreements made and entered between DRDGOLD Limited and Investec Bank Limited, dated February 4, 2004, February 6, 2004, February 10, 2004, February 11, 2004 and February 12, 2004.
4.72# Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated June 24, 2004.
4.73#
Termination Agreement made and entered between DRDGOLD Limited, Eskom Holdings Limited and Investec Bank
Limited, dated June 24, 2004.
4.74#
Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec Bank
Limited, dated June 24, 2004.
4.75#
Memorandum of Understanding made and entered between Buffelsfontein Gold Mines Limited, Buffelsfontein Division
and The National Union of Mineworkers, The United Association of South Africa, The Mine Workers Union
(Solidarity) and The South African Electrical Workers Association regarding retrenchments associated with No. 9,
10 and 12 Shafts of Buffelsfontein Division, dated August 6, 2004.
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
751 (Pty) Ltd (BVI 2), dated July 13, 2005.
4.87##
Term Sheet concluded between DRDGOLD Limited and Khumo Bathong Holdings (Pty) Ltd (KBH), dated
July 6, 2005.
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
Option Agreement entered into by and between DRDGOLD Limited and M5 Developments (Pty) Limited, dated July
21, 2005.
4.92##
Share Sale Agreement between DRD (Offshore) Limited, DRDGOLD Limited and Emperor Mines Limited, dated
November 16, 2005.
4.93###
Deed of loan, cession, payment and set-off entered between DRDGOLD Limited, East Rand Proprietary Mine
Limited, Crown Gold Recoveries (Pty) Limited and Blyvooruitzicht Gold Mining Company, dated
November 7, 2005.
4.94###
Share sale agreement between Business Venture Investments 750 (Pty) Ltd (“BVI 750”) and DRDGOLD South
African Operations (Pty) Limited, dated November 8, 2005.
4.95###
Subscription agreement between DRDGOLD Limited and DRDGOLD South African Operations (Pty) Limited,
dated November 9, 2005.
4.96###
Share sale agreement between Crown Consolidated Gold Recoveries Limited and DRDGOLD South African
Operations (Pty) Limited, dated November 14, 2005.
4.97###
Subscription agreement between DRDGOLD South African Operations (Pty) Limited and Khumo Gold SPV (Pty)
Limited, dated November 18, 2005.
4.98###
Subscription agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited, dated
November 18, 2005.
4.99###
Cession agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and Khumo Bathong
Holdings (Pty) Limited, dated November 18, 2005.
4.100###
Cession Agreement between DRDGOLD Limited and The Industrial Development Corporation of South Africa
Limited and Business Venture Investment No 750 (Pty) Limited and Business Venture Investment No 751 (Pty)
Limited, dated November 18, 2005.
4.101###
Option agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South
African Operations (Pty) Limited, dated November 18, 2005.
4.102###
Offer of Class A Preference share between Khumo Gold SPV (Pty) Limited and East Rand Proprietary Mines
Limited, dated November 18, 2005.
4.103###
Offer of Class A Preference between Khumo Gold SPV (Pty) Limited and Blyvooruitzicht Gold Mining Company
Limited, dated November 18, 2005.
4.104###
Offer of Class A Preference between Khumo Gold SPV (Pty) Limited and Crown Gold Recoveries (Pty) Limited,
dated November 18, 2005.
4.105###
Shareholders agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South
African Operation (Pty) Limited, dated November 24, 2005.
4.106### Sale and subscription agreement between DRDGOLD Limited and DRD (Offshore) Limited, dated January 4, 2006.
4.107### Share Sale agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated February 22, 2006.

4.108###
Restructure deed between DRD (Offshore) Limited and DRD (Isle of Man) Limited and Emperor Mines Limited
and Emperor Gold Mining Company Limited and Australia and New Zealand Banking Group Limited, dated
February 24, 2006.
4.109###
Facility agreement between DRD (Porgera) Limited and Tolukuma Gold Mines Limited and Australia and New
Zealand Group Limited, dated March 20, 2006.
4.110###
Settlement of loans agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated March 23,
2006.
8.1### List of Subsidiaries.
12.1### Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2### Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1### Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2### Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1# Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2004 and 2003.
16.1##
15.2##
Emperor Mines Limited Consolidated Financial Statements for the years ended June 30, 2005 and 2004.
Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2005, 2004 and 2003.
__________
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
† † Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
† † †        Incorporated by reference to Amendment No. 4 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
† † † †     Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003.
#
Incorporated by reference to Amendment No. 3 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2004.
## Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2005.
### Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DRDGOLD LIMITED
By:     /s/ M.M. Wellesley-Wood
M.M. Wellesley-Wood
Chief Executive Officer
By:     /s/ J.W.C. Sayers
J.W.C. Sayers
Chief Financial Officer
Date: December 19, 2006