Form 20-F/A
DRDGOLD LTD
filed 2007-12-13
CIK 1023512

As filed with the Securities and Exchange Commission on December 13, 2007
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
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
Mr. T.J. Gwebu – Group Legal Counsel, Company Secretary and Compliance Officer
DRDGOLD Limited, 299 Pendoring Avenue, Randburg, 2195, South Africa
Telephone: +2711 219 8700

Explanatory Note:

This Amendment No. 1 on Form 20−F/A (“Amendment No. 1”) to the Annual Report on Form 20−F of
DRDGOLD Limited (the “Company”) for the fiscal year ended June 30, 2006 (the “2006 Form 20-F”), amends the 2006 Form 20-F to include separate unaudited consolidated financial statements of Emperor
Mines Limited (“Emperor”) for the period from July 1, 2005 to April 6, 2006 and separate unaudited consolidated financial statements of Crown Gold Recoveries (Pty) Limited (“Crown”) for the period from
July 1, 2005 to December 1, 2005 required pursuant to Rule 3-09 of Regulation S-X.

Emperor Mines Limited

Prior to April 6, 2006, the Company’s shareholding in Emperor was 39.52% and consequently the
Company’s investment in Emperor was accounted for by the equity method in the Company’s consolidated financial statements. On April 6, 2006 the Company’s shareholding in Emperor increased to 88.27% at which time it became a subsidiary of the Company and its results of operations were consolidated with the
Company and its subsidiaries from that date. Rule 3-09 of Regulation S-X required the Company to include in the 2006 Form 20-F separate audited consolidated financial statements of Emperor Mines Limited as at
April 6, 2006 and for the period from July 1, 2005 to April 6, 2006 (together, the “Emperor Financial
Statements”). The Company did not include the audited Emperor Financial Statements in the 2006 Form
20-F, but in an explanatory note the Company stated that “the Emperor Financial Statements are currently unavailable and have been omitted from this report. Upon the Emperor Financial Statements becoming available we will file an amendment to this Annual Report to include such financials statements.” The
Company disposed of its interest in Emperor in October 2007. Despite the Company’s good faith efforts, the Company has had insufficient access to records to prepare the audited Emperor Financial Statements.
The Company is hereby filing comparable unaudited Emperor Financial Statements as an exhibit to this
Amendment No.1. Pursuant to Rule 3-13 of Regulation S-X (“Rule 3-13”) the Company has delivered to the United States Securities and Exchange Commission, or the Commission, a written request that the
Commission permit the omission of the audited Emperor Financial Statements from the 2006 Form 20-F and their substitution with the comparable unaudited Emperor Financial Statements that the Company is filing as an exhibit to this Amendment No. 1. The Company cannot predict when the Commission will respond to the Company’s Rule 3-13 request or, if the Commission responds, whether it will permit the omission of the audited Emperor Financial Statements from the 2006 Form 20-F and their substitution by the unaudited Emperor Financial Statements. Because it is not possible for the Company to prepare the audited Emperor Financial Statements, if the Commission does not permit omission of such financial statements and their substitution by the unaudited Emperor Financial Statements the Company will not have satisfactorily filed all information required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934, or the Exchange Act.

Crown Gold Recoveries (Pty) Limited

In the 2006 Form 20-F, the Company stated that it was required, pursuant to Rule 3-09, to include the separate consolidated financial statements of Crown as at December 1, 2005 and for the period from July 1,
2005 to December 1, 2005 (the “Crown Financial Statements”). The Company did not include the Crown
Financial Statements in the 2006 Form 20-F but, in an explanatory note, the Company stated that “the
Crown Financial Statements are currently unavailable and have been omitted from this report. Upon the
Crown Financial Statements becoming available we will file an amendment to this Annual Report to include such financial statements.” The Company is hereby filing the unaudited Crown Financial
Statements as an exhibit to this Amendment No. 1.