Form 20-F
DRDGOLD LTD
filed 2007-12-14
CIK 1023512

As filed with the Securities and Exchange Commission on December 14, 2007
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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
For the fiscal year ended June 30, 2007
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
As of June 30, 2007 the Registrant had outstanding 370,341,981 ordinary shares, of no par value.

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
Mr. T.J. Gwebu – Group Legal Counsel, Company Secretary and Compliance Officer
DRDGOLD Limited, 299 Pendoring Avenue, Randburg, 2195, South Africa
Telephone: +2711 219 8700

TABLE OF CONTENTS
Page
PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS .........................................................
5
ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE ............................................................................................
5
ITEM 3.
KEY INFORMATION.......................................................................................................................................................
5
3A.
Selected Financial Data ..................................................................................................................................................
5
3B.
Capitalization
And Indebtedness......................................................................................................................................
7
3C.
Reasons For The Offer And Use Of Proceeds ...............................................................................................................
7
3D.
Risk
Factors .......................................................................................................................................................................
7
ITEM 4.
INFORMATION ON THE COMPANY.........................................................................................................................
18
4A.
History And Development Of The Company ..............................................................................................................
18
4B.
Business Overview .........................................................................................................................................................
23
4C.
Organizational Structure.................................................................................................................................................
35
4D.
Property, Plants And Equipment ..................................................................................................................................
36
ITEM 4A.
UNRESOLVED STAFF COMMENTS........................................................................................................................
71
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS ..............................................................................
72
5A.
Operating Results ...........................................................................................................................................................
73
5B.
Liquidity And Capital Resources ................................................................................................................................
100
5C.
Research
And
Development, Patents And Licenses Etc.............................................................................................
104
5D.
Trend
Information...........................................................................................................................................................
104
5E.
Off-Balance Sheet Arrangements................................................................................................................................
104
5F.
Tabular Disclosure Of Contractual Obligations.......................................................................................................
104
5G.
Safe
Harbor .....................................................................................................................................................................
104
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...............................................................................
105
6A.
Directors And Senior Management...............................................................................................................................
105
6B.
Compensation .................................................................................................................................................................
109
6C.
Board
Practices ................................................................................................................................................................
110
6D.
Employees.......................................................................................................................................................................
114
6E.         Share
Ownership...............................................................................................................................................................
115
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ............................................................
117
7A.
Major
Shareholders..........................................................................................................................................................
117
7B.
Related Party Transactions ...........................................................................................................................................
118
7C.
Interests Of Experts And Counsel ................................................................................................................................
120
ITEM 8.
FINANCIAL INFORMATION ......................................................................................................................................
121
8A.
Consolidated Statements And Other Financial Information....................................................................................
121
8B.
Significant Changes ........................................................................................................................................................
121
ITEM 9.
THE OFFER AND LISTING ...........................................................................................................................................
122
9A.
Offer And Listing Details ................................................................................................................................................
122
9B.
Plan Of Distribution.........................................................................................................................................................
122
9C.
Markets..............................................................................................................................................................................
123
9D.
Selling
Shareholders .........................................................................................................................................................
123
9E.          Dilution ............................................................................................................................................................................
123
9F.
Expenses Of The Issue.....................................................................................................................................................
123
ITEM 10.
ADDITIONAL INFORMATION.....................................................................................................................................
124
10A.
Share
Capital......................................................................................................................................................................
124
10B.
Memorandum And Articles Of Association ................................................................................................................
124
10C.
Material Contracts............................................................................................................................................................
126
10D.
Exchange
Controls.............................................................................................................................................................
130
10E.
Taxation .............................................................................................................................................................................
132
10F.
Dividends And Paying Agents .......................................................................................................................................
137
10G.
Statement
By
Experts ........................................................................................................................................................
137
10H.
Documents On Display.....................................................................................................................................................
137
10I.
Subsidiary
Information .....................................................................................................................................................
137
ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK............................................
138
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ............................................................
140
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ...................................................................
141
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS ..
141
ITEM 15.
CONTROLS AND PROCEDURES................................................................................................................................
141
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT ...........................................................................................................
142
ITEM 16B.
CODE OF ETHICS ..........................................................................................................................................................
142

PART III
ITEM 17. FINANCIAL STATEMENTS .................................................................................................................................... 144
ITEM 18. FINANCIAL STATEMENTS ....................................................................................................................................
F-pages
ITEM 19. EXHIBITS ................................................................................................................................................................... 145

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
Despite the Company’s good faith efforts, the Company has had insufficient access to records to prepare the audited
Emperor Financial Statements. On December 13, 2007, the Company filed comparable unaudited Emperor Financial Statements as an exhibit to Amendment No.1 of its 2006 Form 20-F. The unaudited Emperor Financial Statements have been incorporated by reference in this Annual Report.

Pursuant to Rule 3-13 of Regulation S-X (“Rule 3-13”) the Company has delivered to the United States Securities and
Exchange Commission, or the Commission, a written request that the Commission permit the omission of the audited Emperor
Financial Statements from the 2006 Form 20-F and their substitution with the comparable unaudited Emperor Financial
Statements that the Company is filing as an exhibit to Amendment No. 1 of its 2006 Form 20-F. The Company cannot predict when the Commission will respond to the Company’s Rule 3-13 request or, if the Commission responds, whether it will permit the omission of the audited Emperor Financial Statements from the 2006 Form 20-F and their substitution by the unaudited Emperor
Financial Statements. Because it is not possible for the Company to prepare the audited Emperor Financial Statements, if the
Commission does not permit omission of such financial statements and their substitution by the unaudited Emperor Financial
Statements the Company will not have satisfactorily filed all information required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934, or the Exchange Act.

Preparation of Financial Information

We are a South African company and currently all of our operations, as measured in production ounces, are located there.
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

Certain information on this Form 20-F, or the Annual Report, presented in Rands, Australian Dollars, Fiji Dollars or Kinas
has been translated into Dollars. Unless otherwise stated, the conversion rates for currency translations for the 2007 fiscal year are
R7.076 per $1.00, A$1.178 per $1.00 and K2.909 per $1.00, which reflect the noon buying rate in New York City at June 30, 2007.
For statement of operations amounts, the average conversion rate for Rand during the 2007 fiscal year of R7.219 per $1.00, A$1.273 per $1.00 and K2.839 per $1.00 is used. The rates used for currency translations for transactions occurring during the 2006 and 2005 fiscal years are the respective year end exchange rates for balance sheet amounts and the average exchange rate for that year for statements of operations amounts. By including convenience currency translations in this Annual Report, we are not representing that the Rand, Australian Dollar, Kina or Fiji Dollar amounts actually represent amounts shown in Dollars or that these amounts could be converted at the rates indicated into Dollars.
In this Annual Report on Form 20-F, we present the financial items “cash costs per ounce” and “total costs per ounce”
which have been determined using industry guidelines promulgated by the Gold Institute and are not US GAAP financial measures. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, production costs, net (loss)/profit applicable to common stockholders, (loss)/profit before tax and other items or any other measure of financial performance presented in accordance with US GAAP or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per ounce, total costs and total costs per ounce may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Terms and Explanations” and Item 5A.: “Operating and
Financial Review and Prospects – Cash costs and total costs per ounce - Reconciliation of cash costs per ounce, total costs and total costs per ounce.”
DRDGOLD Limited

When used in this Annual Report, the term the “Company” refers to DRDGOLD Limited and the terms “we,” “our,” “us” or
“the Group” refer to the Company and its subsidiaries, associates and joint venture, as appropriate in the context.
Special Note Regarding Forward-Looking Statements

This Annual Report contains certain “forward-looking” statements within the meaning of Section 21E of the Exchange Act, regarding future events or other future financial performance and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Some of these forward-
looking statements include phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “should,” or
“will continue,” or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:
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

For a discussion of such risks, see Item 3D.: “Risk Factors.” The risk factors described in Item 3D. could affect our future results, causing these results to differ materially from these expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

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
Cut-off grade ....................................     The minimum in-situ grade of ore blocks for which the cash costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
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
Electrowinning .................................     The process of recovering metal from an ore by means of electro-chemical processes.
Grade ................................................     The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per ton of ore.
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
Metallurgical plant ..........................      A processing plant (mill) erected to treat ore and extract the contained gold.
Mine call factor.................................     This is the gold content recovered expressed as a percentage of the gold content called.
Mill ...................................................     Material passed through the metallurgical plant for processing.
Mt......................................................     Million tons.
Opening up .......................................     The potential that previously abandoned shafts have to be reopened and mined.
Ore ....................................................     A mixture of valuable and worthless minerals from which the extraction of at least one mineral is technically and economically viable.
Ore Reserves.....................................     Attributable total Ore Reserves of subsidiaries.
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
Rehabilitation ...................................      The process of restoring mined land to a condition approximating its original state.
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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not
applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not
applicable.
ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL DATA

The following selected consolidated financial data as of June 30, 2007 and 2006 and for the years ended June 30, 2007,
2006 and 2005 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with US GAAP. These consolidated financial statements have been audited by KPMG Inc. as of June 30,
2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005. The selected consolidated financial data as of June 30, 2004 and 2003 and for the years ended June 30, 2004 and 2003 are derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with US GAAP. The selected consolidated financial data set forth below should be read in conjunction with Item 5.: “Operating and Financial Review and Prospects” and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)
Year ended June 30,
2007
2006
1
2005
1
2004
1
2003
1
$’000
$’000
$’000
$’000
$’000
Consolidated Statement of Operations Data
Revenues........................................................................                  237,274 177,870 100,816               122,809 109,419
Production costs............................................................. (218,163) (165,365) (100,310)             (111,376) (90,761)
Net operating (loss)/income .......................................... (33,921) (2,512) (23,211)               (34,741) 47,237
(Loss)/profit from continuing operations before tax and
other items .................................................................. (36,181) (1,447) (40,698)              (29,419) 59,406
Income and mining tax benefit/(expense).....................                            410 526 (247)                (5,755) (15,830)
Equity in loss from associates .......................................                             - (4,501) - (8,827) (9,452)
Minority interest ............................................................ 7,654 (931) (2) (7) -
Net (loss)/profit from continuing operations applicable
to common stockholders ............................................ (28,117) (6,353) (40,947) (44,008) 34,124
Loss from discontinued operation, net of taxes ............                (104,725) (17,478) (40,842)              (14,890) (19,992)
Net (loss)/profit applicable to common stockholders... (132,842) (23,831) (81,789) (58,898) 13,959
Basic (loss)/profit per share - continuing operations
(cents) ......................................................................... (8) (2) (16)                     (16) 19
Basic loss per share - discontinued operation (cents)... (32) (6) (16) (11) (11)
Basic (loss)/profit per share (cents)............................... (40) (8) (32) (27) 8
Diluted (loss)/profit per share - continuing operations
(cents) .........................................................................                          (8) (2) (16) (16) 17
Diluted loss per share - discontinued operation (cents) (32) (6) (16) (11) (11)
Diluted (loss)/profit per share (cents) ........................... (40) (8) (32) (27) 6
Consolidated Balance Sheet Data
Cash and cash equivalents............................................. 19,354 54,912 36,085                22,453 44,423
Total assets .................................................................... 231,275 406,221 238,257 282,735 207,335
Total liabilities............................................................... (239,715) (272,336) (158,330) (200,194) (197,145)
Long-term loans............................................................. - (50,252) (69,314) (59,865) (63,149)
Stockholders' (equity)/deficit ........................................                      9,318 (103,014) (79,053) (81,612) (10,190)
Total liabilities and stockholders' equity....................... (231,275) (406,221) (238,257) (282,735) (207,335)
Number of shares issued as at June 30.......................... 370,341,981 320,035,078 296,206,048 233,307,667 184,222,073
Non-US GAAP Financial Data
Working capital (deficit)/surplus
2
.................................                 (66,980) (45,468) 11,597              (24,993) 2,419
Cash costs per ounce
3
- continuing operations .............
576 498 421                     349 275
Cash costs per ounce
3
- discontinued operation............                          625 355 346                     339 312
Cash costs per ounce
3
....................................................                         586 458 374                     343 297
Total costs per ounce
4
- continuing operations............. 722 541 594                     477 151
Total costs per ounce
4
- discontinued operation ...........                       1,977 526 453                     396 321
Total costs per ounce
4
....................................................                         981 536 506                     428 250
1
Comparatives have been restated for the reclassification of Porgera and Vatukoula as discontinued operations.
2
Working capital (deficit)/surplus is a non-US GAAP financial measure of performance that we use to determine our liquidity and is defined as current assets less current liabilities.
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
“Operating Results.”

3B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3C. REASONS FOR THE OFFER AND USE OF PROCEEDS
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
• Risks related to doing business in South Africa; and
• Risks related to ownership in our ordinary shares, American Depositary shares, or ADSs.

Risks related to our business and operations
A strong Rand and a weak gold price negatively affect our operations.
As the majority of our production costs are in Rands, while gold is generally sold in Dollars, our financial condition has been and could be materially harmed in the future by an appreciation in the value of the Rand. Although the Rand depreciated against the Dollar in fiscal 2007, 2006 and 2005 (based on the average exchange rates at June 30 of each year), it has substantially appreciated against the Dollar since December 2001. The appreciation of the Rand against the Dollar since December 2001 has had an adverse effect on revenue received by us in Rands. These circumstances most adversely affected the North West
Operations during fiscal 2005. Due to the marginal nature of our mines in South Africa, any sustained decline in the market price of gold below the cost of production, could result in the closure of our other South African mines which would result in significant costs and expenditure, for example, incurring retrenchment costs earlier than expected, that would negatively and adversely affect our business, operating results and financial condition.

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

Exchange rates are influenced by global economic trends which are beyond our control. In fiscal 2006 and fiscal 2007, the
Rand depreciated against the Dollar by 3.3% and 12.3% respectively (based on average exchange rates at June 30 of each year). As at
June 30, 2007, even though the Rand depreciated against the Dollar during the fiscal year, it has appreciated by 47.3% since 2001 when it reached R13.44 = $1.00 in December 2001 (based on closing rates).

A decrease in the gold price and a strengthening of the foreign exchange rate of the Rand could result in a decrease in profitability. In fiscal 2007 and 2006, 70% and 60% of production respectively, was from South African mines providing significant exposure to the strengthening of the Rand and a decrease in profitability. If the Rand continues to appreciate in such a manner, our operations could continue to experience a reduction in cash flow and profitability and this would negatively and adversely affect our business, operating results and financial condition.

We have a history of losses and may incur losses in the future.

We incurred net losses of $132.8 million for fiscal 2007, $23.8 million for fiscal 2006 and $81.8 million for fiscal 2005, and we may continue to incur losses in the future. Our profits and cash flows of the South African Operations are directly exposed to the strength of the Rand and higher input costs as we generally do not hedge. These mines are also regarded as older, higher cost and lower-grade gold producers. In addition to our ability to identify Ore Reserves that can be mined economically and to maintain sufficient controls on production and other costs, the exchange rate fluctuations will have a material influence on the future viability of these mines.

Our profits and cash flows of the Australasian Operations have been negatively impacted by the decrease in production at all of these operations. On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued
mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. On
March 28, 2007 Emperor Mines Limited, or Emperor, completed an agreement to sell all its Fijian assets, including the Vatukoula mine, to Westech Gold (Pty) Limited, a private company incorporated in Australia. Excluding the Vatukoula mine, production at the Australasian Operations decreased by 37% in fiscal 2007, mainly as a result of suspending mining activity from the Gulbadi area at our Tolukuma operation. In April 2007, Emperor announced the sale of its 20% interest in the Porgera Joint Venture to the Barrick
Gold Corporation, a transaction that was approved by DRDGOLD shareholders at a general meeting held on July 27, 2007. This transaction was completed on August 17, 2007. Furthermore, on October 23, 2007, we announced the disposal of our remaining interest in Emperor.

We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

Management’s estimates on future cash flows are subject to risks and uncertainties, such as the gold price, production volumes, costs and seismicity. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from alternative financing and we cannot guarantee that any such financing would be on acceptable terms, or would be permitted under the terms of our existing financing arrangements, or would be available at any terms.
In the absence of sufficient cash flows or adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or increased working capital requirements may be adversely affected.
The failure to discover or acquire new Ore Reserves could negatively affect our cash flow, results of operations and financial condition.
Our future cash flow, results of operations and financial condition are directly related to the success of our exploration and acquisition efforts in the regions in which we operate and any new regions that we identify. In fiscal 2007, our ore reserves decreased by 28.6% primarily as a consequence of the closure and subsequent disposal of the Vatukoula mine and our interest in the Porgera Joint Venture. In fiscal 2006, our ore reserves increased with the acquisition of Crown Gold Recoveries (Pty) Limited, or Crown, East Rand Proprietary Mines Limited, or ERPM and Emperor. In fiscal 2005, our Ore Reserves decreased primarily as a result of placing the North West Operations into provisional liquidation and losing access to its ore reserves. Additionally, the strength of the Rand caused a decline in the Rand gold price in fiscal 2005. Mining higher grade reserves in our South African mines is likely to be more difficult in the future, due to the age of these mines and safety concerns and could result in increased production costs and reduced profitability. We can make no assurances that any new or ongoing exploration programs will result in new mineral producing operations that will sustain or increase our Ore Reserves. A failure to discover or acquire new Ore
Reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results of operations and financial condition.
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

The ability to grow through acquisitions may be restricted by not successfully achieving our acquisition strategy.

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
Accordingly, with respect to all of our production, we are not protected against decreases in the gold price therefore if the gold price decreases significantly we run the risk of reduced revenues.

We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness.

We have evaluated our internal controls surrounding the financial reporting process so that management can attest to the effectiveness of these controls, as required by Section 404 of the United States Sarbanes-Oxley Act of 2002. During the course of this evaluation, we have identified areas within our internal controls over the financial reporting process that need improvement (refer to
Item 15.: "Controls and Procedures"). As we have identified deficiencies within our internal controls surrounding the financial reporting process and implemented the appropriate remediation steps to address these deficiencies, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future. This could impact our ability to comply with Section
404 in a timely manner and in turn our independent auditors may not be able to attest to the effectiveness of our internal controls over financial reporting at the fiscal 2008 deadline. As a result, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls.

Failure to discover and remediate material weaknesses in our internal controls in relation to our US GAAP financial reporting could have an adverse effect on our business.

During fiscal 2004 and 2007, we discovered material weaknesses in our internal controls. Effective internal controls are necessary for us to provide reliable US GAAP financial reports. Failure to prevent these material weaknesses from reoccurring and to provide reliable US GAAP financial reports could have an adverse effect on our share price. Within the areas where our operations and accounting functions are located remedying these material weaknesses is challenging in light of the limited availability of internal accounting employee candidates who have sufficient knowledge and experience regarding the application of US GAAP and the
United States Securities and Exchange Commission, or SEC, requirements and of external advisers with US GAAP expertise to supplement our internal resources.

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
In 2005, we entered into a two year wage agreement with the National Union of Mine Workers, or NUM. Similarly two year wage agreements were entered into at Crown and ERPM. Those wage agreements have all since expired and new agreements have been negotiated. For Blyvoor, a two-year agreement (effective from July 1, 2007) with NUM, UASA and Solidarity was signed on
October 31, 2007. This agreement will result in effective wage increases of 9.5% and 7.5% for fiscal 2008 and fiscal 2009, respectively. Similarly, two new wage agreements (effective from October 1, 2007) have been signed for Crown and ERPM. These agreements will result in effective wage increases of 9.6% and 9.3% for Crown in fiscal 2008 and fiscal 2009, respectively and in effective wage increases of 14.2% and 10.8% for ERPM in fiscal 2008 and fiscal 2009, respectively. In the past, we have been impacted by price increases imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. These, combined with the increases in labor costs, could result in our costs of production increasing above the gold price received. Discussions with suppliers to moderate price increases have been unsuccessful in the past.
The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2007 as a result of the general increase in the cost of crude oil in global markets. In the event that the increase in crude oil prices continues, this could have a significant impact on our production costs. Our initiatives to reduce costs may not be sufficient to offset the increases imposed on our operations and could negatively affect our business, operating results and financial condition.

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

We have made, and expect to make in the future, expenditures to comply with these laws and regulations. We have estimated these liabilities at $83.2 million and included them in the discounted provision for the Group’s environmental rehabilitation, reclamation and closure costs of $43.4 million on our balance sheet as at June 30, 2007. However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond our control, such as changing legislation or unidentified rehabilitation costs. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.
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

Due to the nature of the business and because our marginal mines predominantly are comprised of aged infrastructures, we inherently run the risk of exposure to greater health, safety and environmental liabilities which we closely monitor but are unable to fully mitigate.

Due to the nature of our business, our employees face health and safety risks.

Regrettably eight people died in work-related incidents during fiscal 2007, compared to seven fatalities in fiscal 2006. Three of these fatalities were largely attributable to seismicity-related rockfalls. The other five fatalities resulted from one noxious fumes incident, one truck and tramming incident, one rigging incident and two fatalities in a helicopter accident. While seismic monitoring continues to be an invaluable tool in the management of seismicity, there is still risk of seismic induced fatalities occurring which we may not be able to prevent. Preventing occupational diseases such as tuberculosis and noise-induced hearing loss is a priority and is addressed through close adherence to legislated requirements. Mine and safety regulations of the countries in which we conduct our operations impose various duties on us at our mines and grant the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps, including temporary suspension of underground mining, which could increase our costs or reduce our production capacity. This could have a material adverse effect on our business, operating results and financial condition.

Events may occur for which we are not insured which could affect our cash flows and profitability.

Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property and liability insurance contains certain exclusions and limitations on coverage. We have insured property, including loss of profits due to business interruption in the amount of $212 million (R1.5 billion). Claims for each and every event are limited by the insurers to $141 million (R1.0 billion). This policy is limited by initial deductible amounts covering the loss of surface and underground assets, and losses due to seismic events, machinery breakdown, flooding, fire and accidents. Business interruption is only covered from the time the loss actually occurs. The deductible amounts vary between categories with the maximum deductible amount being $5.7 million (R40.0 million). A specific limitation of $14.1 million (R100.0 million) applies for loss suffered or claims as a result of any seismic event smaller than 4.5 on the
Richter scale. General liability insurance cover is in the amount of $141 million (R1.0 billion).

Future insurance coverage may not cover the extent of claims brought against us, including claims for environmental, industrial or pollution related accidents, for which coverage is not available. If we are required to meet the costs of claims which exceed our insurance coverage, our costs may increase which could have a material adverse effect on our business, operating results and financial condition.

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

Risks related to the gold mining industry
A change in the price of gold, which in the past has fluctuated widely, is beyond our control.

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
We must continually replace Ore Reserves that are depleted by production. Notably during fiscal 2005, we lost access to the ore reserves from our North West Operations since Buffelsfontein, which owns the North West Operations, was placed into provisional liquidation on March 22, 2005. Additionally, with the disposal of the Vatukoula mine during fiscal 2007 and of our remaining interest in Emperor in fiscal 2008, we have lost access to our Australasian Operations’ Ore Reserves. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Gold mining companies may undertake exploration activities to discover gold mineralization, which in turn may give rise to new gold bearing ore bodies. Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies in order to quantify the extent of the gold reserve.
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
In addition, deep level underground mines in South Africa, as compared to other gold mining countries, involve significant risks and hazards not associated with open pit or surface rock dump and tailings dam retreatment operations. These risks and hazards include underground fires, encountering unexpected geological formations, unanticipated ground and water conditions, fall-of-ground accidents and seismic activity. The level of seismic activity in a deep level gold mine varies based on the rock formation and geological structures in the mine. The occurrence of any of these hazards could delay production, increase production costs and may result in legal claims.

Risks related to doing business in South Africa

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

Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In the late 1980s and early 1990s, inflation in South Africa reached record highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. In recent years, the inflation rate has decreased significantly however, as of June 2007, the Consumer Price Inflation Index, or CPIX, stood at 6.4%, up from 4.8% since June 2006. Analysts expect inflation to decrease slightly this year but still believe that the CPIX target band would be in the region of 3-6%, partly due to the rapid growth in the private sector. As of September 2007, the CPIX rate further increased to 6.7% which is higher than the maximum analyst prediction of 6%. A return to high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the Rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.

AIDS poses risks to us in terms of productivity and costs.

Acquired Immune Deficiency Syndrome, or AIDS, and tuberculosis which is closely associated with the onset of the disease and is exacerbated in the presence of HIV/AIDS, represents a very serious health care challenge in the mining industry. Human
Immunodeficiency Virus, or HIV, is the virus that causes AIDS and South Africa has one of the highest HIV infection rates in the world. It is estimated that approximately 35% - 40% of the mining industry workforce in South Africa are HIV positive. The exact extent to which our mining workforce within South Africa is infected with HIV/AIDS is unknown at this stage. The existence of the disease poses a risk to us in terms of the potential reduction in productivity and increase in medical costs.

Government policies in South Africa may adversely impact our operations and profits.

Government Regulation

The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government’s administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals, and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments.
The Mineral and Petroleum Resources Development Act, 2002

On May 1, 2004, the new Minerals and Petroleum Resources Development Act, or the MPRD Act, was enacted, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the “old order rights,” are to be converted to “new order rights,” essentially the right to mine. The MPRD Act allows the existing holders of mineral rights a period of five years to apply for the conversion of used old order rights, and one year for the conversion of unused old order rights. Once these periods have lapsed, the holders may have to compete to acquire the right to mine minerals previously held under old order rights. During fiscal 2008, we will submit the respective applications in order to comply with the requirements of the Mining Charter as described below. To the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the State, and if enforceable the level of compensation we will receive, if any. Factors that are taken into account are market value, as well as the history of acquisition of these rights.
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
In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the
Minister of Minerals and Energy in the event of a breach or, in the case of mining rights, non-optimal mining in accordance with the mining work program.

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
In conjunction with the South African Mining Development Association we have made submissions to the government outlining our concerns about a revenue based royalty and recommended a profit based royalty be introduced instead. In his budget speech in
February 2004, the South African Finance Minister acknowledged that the draft Royalty Bill may need some refinement, but also stated that the government’s preference is for a revenue based royalty, with introduction of the royalty as of 2009. After extensive consultations, the Royalty Bill was revised to reflect a significant reduction of royalty rates compared to the proposals in the first draft but still proposes a revenue based royalty payment system. In October 2006, the second draft of the Royalty Bill was approved and published. The bill provides for a royalty of 1.5% of gross revenue per year, payable quarterly. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.825% and 0.975% at the prevailing marginal tax rates applicable to the group. If the bill is passed in its current form by Parliament, the payment of royalties will commence on May 1, 2009. The introduction of the proposed revenue based royalty would have an adverse effect on the business, operating results and financial condition of our South
African Operations.

The Broad Based Socio-Economic Empowerment Charter

The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter
(effective from May 1, 2004), establishes certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa.

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

Labor costs constitute 39% of our production costs for fiscal 2007, 35% for fiscal 2006 and 51% for fiscal 2005. As of
June 30, 2007, we employ and contract 8,740 people. Of these, 7,971 are employed in our South African Operations, of whom, approximately 70% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our South African mines. Unreasonable wage demands could increase production costs to levels where our South African Operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We may also experience labor unrest at our operations. In particular, during October and November 2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. A repeat of such events could have an adverse effect on our business, operating results and financial condition.
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
On a historical basis, the trading volumes and liquidity of shares listed on the JSE have been low in comparison with the Nasdaq
Capital Market. For the 12 months ended June 30, 2007, only 21% of the ordinary shares publicly traded were traded on the JSE.
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

ITEM 4. INFORMATION ON THE COMPANY
4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

DRDGOLD Limited is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. In South Africa, we have a 74% interest in DRDGOLD South African Operations (Pty) Limited, or DRDGOLD SA. Of the remaining 26%, 20% is held by our Black Economic Empowerment, or BEE, partner Khumo Gold SPV
(Pty) Limited, or Khumo Gold and 6% is held by an employee trust. DRDGOLD SA wholly owns and operates Blyvooruitzicht Gold
Mining Company Limited, or Blyvoor, East Rand Proprietary Mines Limited, or ERPM, and Crown Gold Recoveries (Pty) Limited,
or Crown. In Australasia as at June 30, 2007, we held a 78.72% interest in Emperor Mines Limited, or Emperor, which owned and operated the Tolukuma gold mine in Papua New Guinea, or PNG, and also held a 20% interest in the unincorporated Porgera Joint
Venture in PNG, managed by Barrick Gold Corporation, or Barrick, which was sold on August 17, 2007. We sold our entire shareholding in Emperor on October 22, 2007.

We are a public company, incorporated on February 16, 1895, as Durban Roodepoort Deep, Limited, and our shares were listed on the JSE in that same year. In 1898, our milling operations commenced with 30 stamp mills and in that year we treated
38,728 tons of ore and produced 22,958 ounces of gold. In South Africa, we have focused our operations on the West Witwatersrand basin which has been a gold production region for over 100 years.

To ensure access to global markets our shares and/or related instruments trade on the JSE Limited, or JSE, Nasdaq Capital
Market (formerly the Nasdaq SmallCap Market), the Marche Libre on the Paris Bourse, the Brussels Bourse in the form of
International Depository Receipts, the Over The Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial
Market on the Frankfurt Stock Exchange.

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

South African Operations
•      Blyvoor, acquired on September 15, 1997, in exchange for 12,693,279 of our ordinary shares, is a predominantly underground operating mine located within the Witwatersrand Basin, exploiting gently to moderately dipping gold bearing quartz pebble conglomerates in addition to certain surface sources.
•      Crown (acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares), also located within the
Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations.
•      ERPM which consists of an underground mine and the Cason Dump surface retreatment operation was acquired on
October 10, 2002, by Crown.
During fiscal 2007, we restructured our South African operations (see Item 4A.: “History and Development of the
Company - Important Events in Our Development Generally and in the Current Year”) so that we now hold a 74% (2006: 85%)
interest in a newly created company, DRDGOLD SA, which in turn holds a 100% stake in ERPM, Crown and Blyvoor.
Australasian Operations
•      Tolukuma (various stakes acquired between September 1999 to June 2001, in exchange for a total of 8,125,082 shares and
$3.3 million in cash), an underground mine in PNG, provided an initial base in the Australasian region and led to the acquisition of a 20% interest in the unincorporated Porgera Joint Venture.
•      Porgera, an open pit and underground mining operation in PNG, was acquired in October 2003 in exchange for 6,643,902 shares and $60.3 million in cash.
•      The Vatukoula mine, a multi-shaft underground mine in Fiji, was acquired during fiscal 2006 when we concluded a sale and purchase agreement with Emperor. Pursuant to this agreement we initially held 88.3% of Emperor which in turn held a
100% interest in Tolukuma, a 100% stake in the Vatukoula mine, a 20% interest in the Porgera Joint Venture and all of our exploration tenements in PNG. Subsequently, our shareholding was diluted to 78.72%, following a number of share issues in which we did not participate.
In March 2007, Emperor sold all of its Fijian assets, including the Vatukoula mine to Westech Gold (Pty) Limited. Under the agreement Emperor sold 100% of its shares in its Australian subsidiary which in turn owned the Fijian assets. The sale was completed on March 28, 2007. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on
October 22, 2007, we sold our entire shareholding in Emperor to various institutional investors.

Important Events in Our Development Generally and in the Current Year

Purchase of the Top Star Dump

On August 28, 2006, we concluded an agreement with Anglo Gold Ashanti Limited, or Anglo Gold Ashanti, to purchase the remaining extent of Erf 1 Park Central Township, better known as “The Top Star Dump”, in central Johannesburg for an amount of
R8.0 million ($1.1 million). In addition, a further R24.0 million ($3.4 million) is expected to be spent on the infrastructure that will enable us to process the dump. The Top Star Dump has been evaluated geostatistically by us and reviewed independently by RSG
Global and has a probable reserve of 5.1 Mt, at a grade of 0.755 g/t.

On August 30, 2006, the Provincial Heritage Resources Authority of Gauteng, or PHRAG, published a notice in the
Gauteng Provincial Gazette in terms of which the dump was provisionally protected for a period of two years. We lodged an appeal against the decision to issue the protection order, and on October 30, 2007 the PHRAG withdrew the protection order.

6% Senior Convertible Notes

On November 15, 2006, we repaid, in full, our outstanding 6% Senior Convertible Notes which matured on November 12,
2006. We paid a total of $69.6 million to the holders of the Senior Convertible Notes, which included the aggregate principal amount of the Senior Convertible Notes of $66.0 million, plus all accrued original issue discount and interest. The repayment was funded from available cash resources and borrowing facilities. Our obligations under the Senior Convertible Notes have now been satisfied and discharged.

West Rand Joint Venture

On April 26, 2007, we and Mintails Limited, or Mintails, announced the formation of a joint venture company to explore, evaluate and potentially mine gold and uranium by opencast and underground mining methods in the Western Rand Goldfield of
South Africa's Witwatersrand Basin. Following discussions initiated during the fourth quarter of 2006, the joint venture company stakeholders, we, Mintails SA (Pty) Limited, or Mintails SA, a wholly owned subsidiary of Mintails, and Mineral and Mining
Reclamation Services (Pty) Ltd, or MMRS, have agreed to consolidate their West Rand Goldfield projects comprising Rand Leases,
Durban Roodepoort Deep, East Champ D'Or, Luipaardsvlei and West Rand Consolidated (including West Wits). The joint venture company’s goal is to reevaluate and restart mining on the West Rand goldfield, which forms part of the Witwatersrand Basin in South
Africa's Gauteng province. Initially, we and Mintails SA will hold 45% each in the joint venture company and MMRS the remaining
10%.

Ergo Mining Joint Venture

On June 7, 2007, we and Mintails announced the formation of the Ergo Mining Joint Venture between Mintails SA and
DRDGOLD SA. Following discussions initiated in the first quarter of 2007, the Ergo Mining Joint Venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA would contribute one fully refurbished carbon-in-leach, or
CIL, circuit at the Brakpan plant and DRDGOLD SA would contribute the Elsburg tailings complex, comprising approximately
180 Mt of tailings. Mintails SA and DRDGOLD SA would each own 50% of the Ergo Mining Joint Venture.

The Ergo Mining Joint Venture acquired from Anglo Gold Ashanti significant gold-bearing tailings materials created from historical gold production and remaining infrastructure surrounding Ergo, a surface reclamation operation on South Africa's East
Rand goldfields which was discontinued by Anglo Gold Ashanti in 2004. It is envisaged that the Ergo Mining Joint Venture, together with the additional tailings resources and infrastructure acquired from Anglo Gold Ashanti, will create significant potential for the processing of surface gold tailings on the East Rand goldfields. Over its 25-year history, Ergo processed more than 890 Mt of tailings material on the East Rand and produced approximately 8.2 million ounces of gold and 5.5 million pounds of uranium through two plants, Brakpan and East Daggafontein. These two plants were purchased by Mintails SA in 2006.

The Ergo Mining Joint Venture entered into a sale of assets agreement with Anglo Gold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of Ergo for a consideration of R42.8 million ($6.1 million). These assets will be operated by the Ergo Mining Joint Venture for its own account, under the Anglo Gold Ashanti authorizations, until new order mining rights have been obtained. These assets, comprising servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material, provide a platform to consolidate these tailings assets with the Elsburg tailings.

The Ergo Mining Joint Venture would be managed by Crown, which has treated more than 200 Mt of sand and slime and produced approximately 2.8 million ounces of gold through its plants. The initial phase of the project envisaged the refurbishment of one CIL circuit at the Brakpan plant which would have the capacity to treat an estimated 1.25 Mt of tailings per month. The process would involve the treatment of tailings from the Elsburg tailings complex through the Brakpan plant with residue being deposited on the East Daggafontein deposition site.

On November 26, 2007, we announced that DRDGOLD SA signed a binding term sheet with Mintails SA its partner in the previously announced Ergo Mining Joint Venture, which provides for significant expansion of the joint venture through:
•      the planned refurbishment over the next 36 months of all infrastructure at the Brakpan plant, to increase capacity from one
CIL gold recovery circuit to a plant capable of processing tailings for the recovery of gold, uranium and sulphuric acid; and
•      substantially increasing available tailings material from 180 Mt to up to 1,700 Mt, by securing rights over tailings dumps and slimes dams in the region.

The expanded Ergo Mining Joint Venture will pursue feasibility studies to refurbish and re-open the full Brakpan plant, which historically produced gold, uranium and sulphuric acid. Through this expansion, the Ergo Mining Joint Venture partners have endorsed the strategy of pursuing a consolidation of all their available and unexploited surface gold and uranium assets on the East
Rand.

Phase I of the Ergo Mining Joint Venture involves the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15 Mt of tailings a year, for the recovery of some 75,000 ounces of gold a year. Phase II, now under investigation, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants.

Agreements have been concluded for:
•      the acquisition by the Ergo Mining Joint Venture of additional tailings properties and the Withok deposition complex from
Anglo Gold Ashanti for a payment of R45.0 million ($6.4 million) and assumption of rehabilitation obligations; and
•      the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some
105 Mt, from Pamodzi Gold Limited. These properties will form part of the Mintails SA contribution to the expanded Ergo
Mining Joint Venture.

The acquisition of the Withok deposition site will provide the expanded Ergo Mining Joint Venture with extensive additional deposition capacity commensurate with the substantial increases in tailings material and processing capacity.

The arrangements between the Ergo Mining Joint Venture partners have been structured to provide for the contribution of assets and funding to the operation on a 50:50 basis. The Ergo Mining Joint Venture acquisitions are subject to regulatory review, completion of definitive agreements, corporate and other approvals.

DRDGOLD SA

On July 6, 2005, we signed a Memorandum of Understanding with Khumo Bathong Holdings (Pty) Limited, or KBH, regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations. The purpose of the transaction was to bring us into full compliance with the 10-year, 26% black economic empowerment equity requirement as stipulated in the Mining
Charter of South Africa.

On July 20, 2005, we acquired from the IDC, all the debt which it held against Crown and ERPM for a consideration which was settled through the issue of 4,451,219 of our ordinary shares, which at the date of issue, represented approximately $4.3 million
(R28.9 million).

On October 27, 2005, our board of directors approved the extension of our existing black economic empowerment structure with Khumo Gold to cover all of our South African assets. The transaction was facilitated by the Industrial Development Corporation of South Africa, or IDC, which agreed to a debt restructuring in Crown. The new structure resulted in Khumo Gold acquiring, initially, a 15% interest in a newly created vehicle, DRDGOLD SA, which holds a 100% interest in ERPM, Crown and Blyvoor. We initially retained an 85% interest.

On November 18, 2005, we subscribed for $4.8 million (R31.8 million) new Khumo Gold preference shares. The proceeds from these preference shares were used by Khumo Gold to settle an existing loan to KBH of $1.2 million (R7.9 million), subscribe for $0.6 million (R4.1 million) new preference shares in ERPM, subscribe for $0.4 million (R2.7 million) new preference shares in
Crown, subscribe for $0.6 million (R3.9 million) new preference shares in Blyvoor and subscribe for an initial 15% of the issued ordinary shares in DRDGOLD SA for $2.0 million (R13.2 million). Khumo Gold was granted an option, exercisable over three years, to acquire a further 11% interest in DRDGOLD SA for the payment consideration of $1.4 million (R9.3 million). This further equity tranche included a 6% stake to be placed in a new employee trust.

On December 11, 2006, Khumo Gold exercised the option and acquired from us a further 50,000 ordinary shares in
DRDGOLD SA for a total cash consideration of $0.6 million (R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased to 20%. In addition, Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million
(R5.1 million). After exercising the option, the trust's shareholding in DRDGOLD SA is 6%. Furthermore, Khumo Gold and the
employee trust subscribed for $1.6 million (R11.2 million) new preference shares in ERPM, subscribed for $0.2 million (R1.7 million) new preference shares in Crown and subscribed for $0.4 million (R2.7 million) new preference shares in Blyvoor. We financed the transaction through the subscription of a further $1.6 million (R11.4 million) preference shares in Khumo Gold and by extending a loan to the employee trust of $1.9 million (R13.6 million).
Emperor

Over the period December 2002 to July 2004, we acquired a 45.33% interest in Emperor, an Australian listed gold mining company with a single gold mine based in Vatukoula, Fiji, and exploration assets in Fiji.

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
million.

With effect from August 3, 2004, Emperor’s board of directors appointed our former Chief Executive Officer,
Mr. M.M. Wellesley-Wood, as Managing Director of Emperor and our Divisional Director: Australasian Operations at the time,
Mr. R.L. Johnson, as a Non-Executive Director of Emperor. With effect from October 5, 2005, Emperor’s Board appointed our former Chief Operating Officer, DRDGOLD Australasia, Mr. M.P. Marriott, as an Executive Director. Subsequently, Mr. M.P.
Marriott resigned on March 9, 2006, Mr. M.M. Wellesley-Wood and Mr. R.L. Johnson resigned on June 26, 2006.

On July 11, 2005, Emperor announced the finalization of a financial and operational restructuring package aimed at returning Emperor to positive cash flow and creating a sustainable, long-term future for Emperor and its operations. An A$10.0 million Convertible Loan Facility was negotiated by the independent directors of Emperor. The financing package also included an agreement with ANZ Bank, subject to a number of conditions, for the restructuring of Emperor’s debt servicing obligations. The
ANZ Bank also consented to the Convertible Loan Facility and the related security. The Convertible Loan Facility was approved by the shareholders of Emperor on August 29, 2005 (we did not participate in the voting). In addition, in July 2005 we entered into an operational support agreement negotiated on behalf of Emperor’s independent directors, pursuant to which we agreed to provide
Emperor with management and technical services.
On November 16, 2005, we concluded a sale and purchase agreement with Emperor pursuant to which, on April 6, 2006,
Emperor acquired our wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn held our PNG assets, comprising the 20% interest in the Porgera Joint Venture, the 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in PNG. The purchase consideration of $237.3 million was subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD Isle of Man between October 1, 2005, which was the effective date, and
April 6, 2006, the date that the transaction was completed. The purchase consideration included 751,879,699 new Emperor shares issued to DRD (Offshore) Limited, or DRD (Offshore), and a cash consideration of $37.3 million payable to DRD (Offshore). An amount of $5.0 million was outstanding on the cash consideration and was repayable in two installments to DRD (Offshore) on
March 30, 2007 and June 30, 2007. This outstanding amount attracted interest at the London Inter-bank Offered Rate, or LIBOR, plus 2% per annum and was entered into on market related terms. Subsequent to June 30, 2006, the board of DRD (Offshore)
agreed to convert this loan to equity. After the issue of the new Emperor shares, we held 88.3% of Emperor. Subsequently, our shareholding was diluted to 78.7%, following a number of share issues in which we did not participate.

In addition to these loan facilities in October 2006, we committed to a $10.0 million working capital facility for Emperor.
We advanced funds to Emperor under this facility of $2.0 million on October 5, 2006, $5.0 million on November 6, 2006 and
$3.0 million on November 27, 2006. The loan attracted interest at LIBOR plus 3% per annum and is repayable on
December 31, 2007. This facility was repaid on August 17, 2007, on the completion of the sale of our 20% interest in the Porgera
Joint Venture to Barrick.

In April 2006 Vatukoula implemented the new Accelerate Development and Training Program, or ACDTP, which involved a temporary shutdown of the mine on April 20, 2006 and a gradual start-up early in June 2006. The ACDTP was designed to introduce flexibility to production areas, improve infrastructure and increase the productivity of the workforce. The plan included development of higher grade areas at Philip Shaft and upgrading of associated shaft infrastructure. In addition, the entire workforce was to undergo comprehensive assessment, reskilling and retraining.

On October 14, 2006, a serious incident involving a mine shaft conveyance occurred in the Philip Shaft at the Vatukoula mine when, during testing of the shaft conveyance following maintenance, a skip-cage fell down the shaft, causing damage to the surface winder mechanism. The Philip shaft was closed following the incident, while investigations and repairs were undertaken.
Production at Philip Shaft recommenced on November 14, 2006.

On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine was placed on a care and maintenance program. On March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine to Westech Gold
(Pty) Limited, a private company incorporated in Australia, for A$1.00. Under the agreement, Emperor sold 100% of its shares in its Australasian subsidiaries (Emperor Finance Limited and Emperor Australia Limited) which in turn owned the Fijian assets.

On July 27, 2007, DRDGOLD shareholders at a general meeting approved the disposal by Emperor of its 20% interest in the Porgera Joint Venture to a subsidiary of Barrick for a purchase consideration of $250.0 million and the grant of an option to
Barrick or its nominee to subscribe for 153,325,943 shares in Emperor. Emperor shareholders also approved the disposal and a capital distribution of A$0.05 per Emperor share to Emperor shareholders by way of a capital return out of the surplus cash to be realized from the disposal, at a general meeting held on July 30, 2007. The sale transaction was completed on August 17, 2007, for a final cash consideration of $255.0 million, which included interest, and subsequently Emperor retired all its debt facilities, leaving the group debt and hedge free. The capital distribution was completed on September 3, 2007.

On October 22, 2007, we sold our entire interest in Emperor for A$55.9 million ($52.4 million) to 26 institutional investors with each acquired between 0.4% and 21.6% of the shares.

The composition of Emperor’s Board of Directors at June 30, 2007, included Mr. G.C Campbell, a Non-Executive
Director appointed on June 26, 2006, as Chairman; Mr. B. Gordon, Emperor’s Chief Executive Officer appointed on April 26,
2006, as an Executive Director; Mr. R. McDonald, an Independent Non-Executive Director appointed on April 6, 2006; Mr. I.
MacMaster an Independent Non-Executive Director appointed on June 8, 2007. On November 13, 2006, Mr. J.W.C. Sayers –
Chief Executive Officer and Executive Director of DRDGOLD Limited was appointed as a Non-Executive Director of Emperor.
Mr. J.W.C. Sayers and Mr. G.C. Campbell resigned from Emperor’s Board on the completion of the sale of our interest in
Emperor. Mr. G.C. Campbell rejoined the Emperor Board as an Independent Non-Executive Director subsequent to the sale of our interest. Mr. I. MacMaster was appointed as Chairman on November 1, 2007.

Porgera Joint Venture

Effective October 14, 2003, we acquired all the shares of Orogen Minerals (Porgera) Limited, or OMP, and Mineral
Resources Porgera Limited, or MRP, from Oil Search Limited, or OSL. The transaction was effected through the amalgamation of
OMP and MRP and our wholly-owned subsidiary, Dome Resources (PNG) Limited, which was subsequently renamed DRD
(Porgera) Limited.

The transaction resulted in us acquiring an effective 20% interest in an unincorporated gold mining joint venture, the
Porgera Joint Venture, which had fifteen mineral tenements which formed part of the Porgera mine located in Papua New Guinea.
The final purchase price of $77.1 million comprised $60.3 million in cash and 6,643,902 ($16.7 million) of our ordinary shares based on the prevailing market value on November 22, 2003, being the final settlement date. As at June 30, 2007, the Porgera Joint Venture was owned by Barrick (75%), DRD (Porgera) Limited (20%) and Mineral Resources Enga Limited, or MRE, on behalf of the Enga
Provincial Governments and landowners in Papua New Guinea (5%). Barrick acquired Placer Dome Inc. together with its affiliate,
Placer (PNG) Limited and took over as operator of the Porgera Joint Venture in December 2005. Porgera was subject to the control of a management committee made up of representatives of the joint venture partners, including one of our representatives. The management committee was governed by an operating agreement that prevented the partners from acting unilaterally.

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick.

Other

We concluded an agreement with M5 Developments (Pty) Limited, or M5, on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million ($0.2 million), was granted an option to acquire Durban Deep’s mine village for
R15.0 million ($2.2 million). On the exercise of the option, the option fee would be deemed part payment of the purchase consideration.

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-
emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be first offered to be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases
Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. A trial date has been allocated by the High Court of South Africa for
April 25, 2008.

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

The Australasian Operations comprised open-pit mines, shafts and decline shafts, with appropriate mining methods.

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

On May 12, 2006, the gold market reached a 26-year high of $730 per ounce and the gold market performed strongly in fiscal 2007. Whilst the gold price did not again breach $700 per ounce after June 2006, the average spot price was 21% higher than in the previous fiscal year, at $638 per ounce. Amid continuing global economic uncertainty, investors turned once more to gold
(notably to safe-haven products such as Exchange Traded Funds) and this, together with more de-hedging activity and a slowdown in new mine supply, particularly from South Africa, saw demand exceed supply. The average gold price received by us for the year was
19% higher than the previous year at $642 per ounce.

Looking ahead, we believe that the global economic environment, including economic uncertainty and other factors, will continue to make gold attractive to investors. The supply side shortfall is likely to continue because of circumstances including operational challenges and delays in opening new mines and the challenge, particularly to South African producers such as ourselves, of maintaining profitable production in the face of increasing mining depths and rising costs.

As at June 30, 2007, we had shareholdings in two stand-alone businesses: 74% in DRDGOLD SA and 78.72% in
Emperor. Our total revenue from continuing operations by geographic market was as follows:

Year ended June 30,
2007                2006
2005
$’000               $’000
$’000
South Africa.........................................................................................................................
208,348             148,785
68,370
Australasia ...........................................................................................................................
28,926               29,085
32,446
237,274             177,870
100,816

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
RRL then sells the gold on the same day as delivery, for the London afternoon fixed Dollar price on the day the gold is sold, with the proceeds remitted to us in Rand within two days. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. We currently own 4.1% (Fiscal 2006: 4.1%) of RRL (which is jointly owned by South
African mining companies). Mr. D.J. Pretorius, our Chief Executive Officer of DRDGOLD SA, is a director of RRL.

The gold produced by Tolukuma was sold directly to AGR Matthey under an agreement signed by us in April 2005.
Proceeds for gold sold were received within two days of sale. The selling price was determined by the London Bullion Market
Association spot price and we were paid in Dollars. We do not have an interest in AGR Matthey.

The gold produced by Porgera was sold directly to Australia and New Zealand Investment Bank, or ANZ Investment Bank.
Proceeds for gold sold were received within two days from the swap confirmation report released by the refiners, AGR Matthey. The selling price was determined by the spot price at the time of sale and we were paid in Dollars.

The gold produced by Vatukoula in Fiji was sold directly to AGR Matthey. Proceeds for gold sold were received within six days of sale. The selling price was determined by Reuters quoted “London Spot Bid Price” which means the London bid price as published by Reuters for two day settlement and we were paid in Dollars.

The contractual agreements with the refineries are very important to us because in order to sell gold, it needs to be approximately 100% refined and none of our locations are able to refine gold to this saleable level.

Ore Reserves
The tables below set out the Proven and Probable Ore Reserves that are the Group’s Ore Reserves as of June 30, 2007, and 2006, in both imperial and metric units. Our Ore Reserves are comprised of our attributable Ore Reserves of our subsidiaries.
Our attributable 16% share of the Ore Reserves of the Porgera Joint Venture as at June 30, 2006, was based on the information disclosed by Placer Dome Inc. in a news release for its Fourth Quarter Results for the period ended December 31, 2005, released on February 20, 2006
1
. The Porgera Ore Reserves were estimated as at December 31, 2005, and adjusted for depletion to June 30,
2006, using appropriate cut-off grades associated with an average long-term gold price of $400 per ounce, and on the Australian
Dollar and Kina average long-term exchange rates to the US Dollar of A$1.39 = $1.00 and K3.33 = $1.00.
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
1
As of December 31, 2005, Placer Dome Inc., or Placer Dome, held a 75% interest in the Porgera Joint Venture but was in the process of being acquired by Barrick. As a result, Placer Dome did not expect to have any statutory financial reporting requirements for fiscal 2005, however, their Fourth Quarter Results Release was prepared in accordance with US generally accepted accounting principles, or US GAAP.

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
For fiscal 2007, in respect of our South African assets, Ore Reserves were determined assuming a gold price of R154,437 per kilogram ($660 per ounce). In respect of our Australasian assets, Ore Reserves for Tolukuma were determined assuming a gold price of K2,024 per ounce ($660 per ounce).
For fiscal 2006, in respect of our South African assets, Ore Reserves were determined assuming a gold price of approximately R117,055 per kilogram. The assumed Dollar gold price was approximately $582 per ounce. In respect of our
Australasian assets, Ore Reserves for Tolukuma were determined assuming a gold price of $582 per ounce at an exchange rate of
K3.1615 = $1.00. Ore Reserves in respect of our 20% attributable interest in the Porgera Joint Venture, were as determined by
Placer Dome and set forth in its news release for its Fourth Quarter Results for the period ended December 31, 2005, as was released February 20, 2006, assuming an average long-term gold price of $400 per ounce and average long-term exchange rates of
A$1.39=$1.00 and K3.33=$1.
In fiscal 2007, our attributable Ore Reserves decreased by 28.6% from 8.8 million ounces at June 30, 2006, to 6.3 million ounces at June 30, 2007, primarily as a consequence of the closure and subsequent disposal of the Vatukoula mine and our interest in the Porgera Joint Venture.
Based on the revised Ore Reserves set forth below, the revised life of mine for each of our operations at June 30, 2007, were as follows:
Underground
Surface
Mine
2007                              2006                              2007                                2006
South
Africa
Blyvoor
1
..................................................... 20 years 20 years 5 years 6 years
Crown
1
....................................................... N/A N/A 7 years 8 years
ERPM
1
...................................................... 7 years 9 years 7 years 7 years
Australasia
Vatukoula
2
................................................ N/A  8 years                           N/A                               N/A
Tolukuma
2
.................................................. 2 years 2 years N/A N/A
Porgera
2
...................................................... N/A  10 years                           N/A 11 years

Our Ore Reserves as of June 30, 2007 and 2006 are set forth in the table below.
1
We have a 74% interest in DRDGOLD SA which in turn has a 100% interest in Blyvoor, Crown and ERPM.
2
As at June 30, 2007, we had a 78.72% interest in Emperor which in turn had a 100% interest in Tolukuma and a 20% interest in the Porgera Joint Venture. On March 28, 2007, Emperor sold the Vatukoula mine, on August 17, 2007, Emperor sold its 20%
interest in the Porgera Joint Venture and on October 22, 2007, we sold our entire shareholding in Emperor.

Ore Reserves: Imperial
At June 30, 2007
At June 30, 2006
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton)      ('000 ozs)      (mill)      (oz/ton)    ('000 ozs.)
(mill)
(oz/ton)       ('000 ozs)
South African Operations:
Blyvoor
1
Underground........................................................
18.58            0.17                3,179
11.08            0.15             1,699
20.08           0.19            3,716            7.61            0.16              1,210
Surface.................................................................
14.19            0.02
243             -
-
-
19.22
0.02               329                 -
-
-
Total
Blyvoor .................................................
32.77            0.10                3,422
11.08            0.15             1,699
39.30           0.10            4,045           7.61             0.16             1,210
ERPM
1
Underground........................................................
0.96            0.24
229
1.07            0.21                221
1.25           0.24
305           1.92             0.22
417
Surface.................................................................
11.77            0.02
219             -
-
-
15.07
0.02                281                -
-
-
Total ERPM .......................................................
12.73            0.04
448
1.07            0.21                221
16.32           0.04
586           1.92             0.22
417
Crown
1
Surface.................................................................
12.27             0.01
180
13.70            0.02                232
17.99           0.02
274           9.48             0.02
150
Total Crown ......................................................
12.27             0.01
180
13.70            0.02                232
17.99           0.02
274           9.48             0.02
150
Australasian Operations:
Porgera
2
Underground........................................................
-
-
-
-
-
-
0.54
0.21
111
1.06
0.25
267
Surface.................................................................
-                   -
-
-                  -                    -
8.47
0.09
730
1.89
0.09
170
Total
Porgera .................................................
-                   -
-
-                  -                    -
9.01
0.09
841
2.95
0.15
437
Tolukuma
3
Underground........................................................
-                   -
-
0.18
0.60
108
0.18
0.55
97
0.23
0.42
98
Surface.................................................................
-                   -
-
-                  -                   -
-
-                     -                 -                  -                     -
Total
Tolukuma ............................................
-                   -
-
0.18
0.60
108
0.18
0.55
97
0.23
0.42
98
Vatukoula
3
Underground........................................................
-                   -
-
-                  -                    -
1.07
0.36
383
0.97
0.30
295
Total Vatukoula................................................
-                   -
-
-                  -                    -
1.07
0.36
383
0.97
0.30
295
Total Group
Underground........................................................
19.54              0.17              3,408
12.33            0.16             2,028
23.12           0.20             4,612          11.7             0.19             2,287
Surface.................................................................
38.23              0.02
642
13.70            0.02                232
60.75           0.03             1,613          11.3             0.03
321
Total
4
..............................................................
57.77              0.07               4,050
26.03            0.09             2,260
83.87           0.07             6,225          23.0             0.11             2,608
1
Total Proven and Probable Ore reserves for fiscal 2007 reflect our attributable 74% interest in Blyvoor, ERPM and Crown.
2
Total Proven and Probable Ore reserves for fiscal 2006 reflect our 16% attributable interest in the Porgera Joint Venture. This is based on the information disclosed by Placer Dome in its news release for the period ended December 31, 2005, as released on February 20, 2006, in accordance with US GAAP. At December 31, 2005, Placer Dome held a 75% stake in the Porgera Joint Venture, acquired subsequently by
Barrick. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture. On October 22, 2007, we sold our entire shareholding in Emperor.
3
Total Proven and Probable Ore reserves for fiscal 2007 reflect our attributable 79% interest in Tolukuma and Vatukoula. On March 28, 2007, Emperor sold the Vatukoula mine and on October 22, 2007, we sold our entire shareholding in Emperor.
4
The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

Ore Reserves: Metric
At June 30, 2007
At June 30, 2006
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tonnes         Grade
Gold
Content       Tonnes       Grade
Gold
Content       Tonnes      Grade
Gold
Content   Tonnes
Grade
Gold
Content
(mill)      (g/tonne)          (tonnes)      (mill)     (g/tonne)        (tonnes)       (mill)     (g/tonne)     (tonnes)
(mill)
(g/tonne)
(tonnes)
South African Operations:
Blyvoor
1
Underground ....................................................... 16.86 5.87 98.87 10.05 5.26 52.84 18.22 6.34 115.586 6.91 5.45 37.626
Surface ................................................................ 12.87 0.59 7.56 - - - 17.44 0.59 10.236 - - -
Total Blyvoor.....................................................
29.73
3.58
106.43
10.05
5.26
52.84
35.66
3.53
125.822 6.91 5.45 37.626
ERPM
1
Underground .......................................................
0.87             8.20                 7.13
0.97
7.11                6.89
1.14
8.35          9.480         1.74             7.45        12.962
Surface................................................................
10.68             0.64                 6.82                -
- -
13.67             0.64
8.720               -
- -
Total ERPM.......................................................
11.55             1.21               13.95
0.97             7.11                6.89
14.81             1.23
18.200
1.74             7.45
12.962
Crown
1
Surface................................................................
11.14             0.50                 5.60
12.43             0.58                7.22        16.33
0.52         8.510          8.60             0.54          4.683
Total Crown ......................................................
11.14             0.50                 5.60
12.43             0.58                7.22
16.33             0.52
8.510
8.60             0.54
4.683
Australasian Operations:
Porgera
2
Underground .......................................................
-                  -                       -
-                  -                      -
0.48 7.11 3.460 0.96 8.61 8.294
Surface................................................................ - - - - - - 7.68 2.95 22.700 1.72 3.07 5.275
Total Porgera ....................................................
- - - - - - 8.16 3.20 26.160 2.68 5.06 13.569
Tolukuma
3
Underground ....................................................... - - - 0.16 20.58 3.35 0.16 18.98 3.020 0.21 14.42 3.043
Surface ................................................................ - - - - - - - - - - - -
Total Tolukuma.................................................
-
-
-
0.16
20.58
3.35
0.16 18.98 3.020 0.21 14.42 3.043
Vatukoula
3
Underground .......................................................
-
-
-
-
-
-
0.97           12.33
11.930        0.88            10.45          9.177
Total Vatukoula.................................................
-
-
-
-
-
-            0.97           12.33
11.930        0.88            10.45          9.177
Total Group
Underground ....................................................... 17.73
5.98             106.00
11.18            5.64               63.08         20.97
6.84
143.472       10.70              6.65       71.102
Surface ................................................................
34.69             0.58               19.98
12.43            0.58                 7.22         55.12
0.91       50.164        10.32             0.97          9.958
Total
4
.................................................................
52.42             2.40             125.98
23.61            2.98               70.30
76.09             2.54
193.646
21.02             3.86
81.060
1
Total Proven and Probable Ore reserves for fiscal 2007 reflect our attributable 74% interest in Blyvoor, ERPM and Crown.
2
Total Proven and Probable Ore reserves for fiscal 2006 reflect our 16% attributable interest in the Porgera Joint Venture. This is based on the information disclosed by Placer Dome in its news release for the period ended December 31, 2005, as released on February 20, 2006, in accordance with US GAAP. At December 31, 2005, Placer Dome held a 75% stake in the Porgera Joint Venture, acquired subsequently by
Barrick. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture. On October 22, 2007, we sold our entire shareholding in Emperor.
3
Total Proven and Probable Ore reserves for fiscal 2007 reflect our attributable 79% interest in Tolukuma and Vatukoula. On March 28, 2007, Emperor sold the Vatukoula mine and on October 22, 2007, we sold our entire shareholding in Emperor.
4
The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

The measurement and classification of our proven and probable ore reserves are sensitive to the fluctuation of the gold price.
If we look at gold prices different from the gold price of R154,437 per kilogram ($660 per ounce) used to estimate our attributable
Ore Reserves of 6.3 million ounces of gold as of June 30, 2007 per the above Imperial schedule, we would have significantly different reserves. Using the same methodology and assumptions as were used to estimate our Ore Reserves as of June 30, 2007 but with different gold prices that are 10% above and below the gold price of R154,437 per kilogram ($660 per ounce) used to estimate our attributable gold reserves per our above schedules, our attributable gold reserves would be as follows:
Rand gold price per kilogram
R115,314
1
R138,994             R154,437                R169,881
Dollar gold price per ounce
$553
1
$594                    $660                        $726
Attributable Ore Reserves (million ounces)............................. 4.9 5.9 6.3 6.8

The approximate mining recovery factors for the 2007 Ore Reserves shown in the above table are as follows:
Underground                                                                             Surface
Mine
Dilution
(Sundries,
Shortfall and
Development)
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Blyvoor ......................
22.0                               83.8                              95.8                             100.0                               48.0
Crown ........................
Not applicable Not applicable Not applicable 100.0 64.0
ERPM ........................
21.0                               87.0                              94.0                             100.0                               66.0
Tolukuma .................. 29.5 79.7                               92.0                               95.0 91.0

The approximate mining recovery factors for the 2006 Ore Reserves shown in the above table are as follows:
Underground                                                                            Surface
Mine
Dilution
(Sundries,
Shortfall and
Development)
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Blyvoor ......................
27.0                               84.4                              95.8                              100.0                              48.0
Crown ........................
Not applicable Not applicable Not applicable 100.0 64.5
ERPM ........................
21.0                               87.0                              94.0                              100.0                              66.0
Tolukuma .................. 29.5 79.7                              91.0                                95.0 91.0
Vatukoula .................. 15.0                              71.4                               87.0 Not applicable             Not applicable
Porgera ...................... Not available 100.0                              86.7                               100.0 84.0

The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2007, for each category of
Ore Reserves at our mines:
Mine
Proven
Reserves
Probable
Reserves
South Africa
Blyvoor...................................................................................................................                         16 ft. by 24 ft. Nil
Crown.....................................................................................................................  328 ft. by 328 ft. 328 ft. by 328 ft.
ERPM.....................................................................................................................  16 ft. by 19 ft. Nil
Australasia
Tolukuma ............................................................................................................... 3 ft. by 39 ft. 33 ft. by 98 ft.

We apply the pay-limit approach to the mineralized material database of our various shafts or business units in order to determine the tonnage and grade available for mining.
1
We calculated the three-year historical average gold price to be approximately R115,314 per kilogram ($553 per ounce).

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
Under the MRPD Act, mining rights are not perpetual, but endure for a maximum of thirty years, after which they may be renewed for a further thirty years. Prospecting rights are limited to five years, with one renewal of three years. Applications for conversion are in the process of being prepared and we plan to submit them during fiscal 2008.

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

Possible taxation reform and mining royalties

The South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold tax formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of mine. This results in an additional tax benefit, not afforded to other commercial companies. In addition, the South African Government has indicated that it is looking at a revenue based royalty for mining companies, as outlined in the draft Royalty Bill, which was released in March 2003 for comment. The draft Royalty Bill proposed a three percent royalty on gross revenue for gold mining companies. In conjunction with the South African Mining
Development Association we have made submissions to the government outlining our concerns about a revenue based royalty and recommended a profit based royalty be introduced instead. In his budget speech in February 2004, the South African Finance
Minister acknowledged that the draft Royalty Bill may need some refinement, but also stated that government’s preference is for a revenue based royalty, with introduction of the revenue based royalty as of 2009. After extensive consultations, the Royalty Bill was revised to reflect a significant reduction of royalty rates compared to the proposals in the first draft but still proposes a revenue based royalty payment system. In October 2006, the second draft of the Royalty Bill was approved and published. The bill provides for a royalty of 1.5% of gross revenue per year, payable quarterly. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.825% and 0.975% at the prevailing marginal tax rates applicable to the group. If the bill is passed in its current form by Parliament, the payment of royalties will commence on May 1, 2009. The introduction of the proposed royalty would have an adverse effect on the profitability of our South African Operations. We are currently evaluating the impact of the proposed royalty.

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

We are unable to identify any permits, rights or investments which we may lose as a result of any non-compliance. The provisions of the Mining Charter apply to each mining company individually. As transactions, to comply with the Mining Charter, are to be at fair market value, we do not anticipate incurring any loss in fulfilling our obligations provided that we are able to identify suitable partners that are able to obtain adequate funding.

We have achieved our commitment to compliance with the MPRD Act by extending our existing black economic empowerment structure with Khumo Gold. The new structure resulted in Khumo Gold acquiring, as a first step, a 15% interest in a newly created vehicle, DRDGOLD SA, which holds 100% of ERPM, Crown and Blyvoor. Khumo Gold acquired an additional 5%
interest in DRDGOLD SA with the employee trust acquiring 6% in fiscal 2007. (See Item 4A.: “History and Development of the
Company”).

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

Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal 2007, we contributed approximately $0.6 million under the COID Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

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
The impact on the environment by mining operations is extensively regulated by in the MPRD Act. The MPRD Act has onerous provisions for personal liability of directors of companies whose mining operations have an unacceptable impact on the environment.
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
As mining and environmental protection legislation in Fiji is still in the early stages of development, penalties for breaching the existing mining and environmental protection legislation are relatively small compared to international standards .
However, in March 2005, the Fijian government enacted the Environment Management Bill, or the Bill, first introduced on July
28, 2004. The Bill introduced a number of environmental protection measures, many of which impacted the mining industry. The
Bill contains provisions imposing liability upon directors for offenses committed by a company.

Financial Provision for Rehabilitation

We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. In South Africa we have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities and equity-
limited unit trusts. As of June 30, 2007, we held a total of $10.7 million (2006: $8.3 million) in trust, the balance held in each fund being $2.0 million (2006: $1.8 million) for West Wits, $3.4 million (2006: $2.8 million) for Blyvoor, $2.3 million (2006:
$2.1 million) for Durban Deep, $1.7 million (2006: $0.9 million) for Crown and $1.3 million (2006: $0.7 million) for ERPM. Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.

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

The aggregate group rehabilitation, reclamation and closure cost provision was $43.4 million at June 30, 2007, compared to
$46.8 million at June 30, 2006.

4C. ORGANIZATIONAL STRUCTURE

The following chart shows our principal subsidiaries and joint venture as of June 30, 2007. All of our subsidiaries are incorporated in South Africa unless otherwise indicated. We hold the majority of the investments directly or indirectly as indicated
below. Refer to Exhibit 8.1 for a list of our directly held subsidiaries.
South African Operations
100%
74%
100%
100%
100%
100%
100%
Australasian Operations
79%
100%
100%
20%
100%
1
All shafts at Durban Deep have been closed.
2
West Wits will be used going forward to extract and dispose of underground water.
3
Sold to Westech on March 28, 2007.
4
Sold to Barrick on August 17, 2007.
5
Sold entire shareholding on October 22, 2007.
DRDGOLD South African
Operations (Pty) Limited
DRDGOLD Limited
West Witswatersrand Gold
Holdings Limited
Durban Deep
1
Crown Gold Recoveried (Pty)
Limited
East Rand Proprietary Mines
Limited
Blyvooruitzicht Gold Mining
Company Limited
West Witwatersrand Gold Mines
Limited
2
Emperor Mines Limited
(Australia)
5
Tolukuma Gold Mines Ltd
(Papua New Guinea)
Vatukoula Mine (Fiji)
3
DRD (Porgera) Limited (Papua
New Guinea)
Porgera Joint Venture (Papua
New Guinea)
4

4D. PROPERTY, PLANTS AND EQUIPMENT

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

Gold mineralization in the Witwatersrand Basin occurs within horizons termed reefs. These occur within seven separate goldfields located along the eastern, northern and western margins of the basin. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp
Goldfield and the Free State Goldfield. As a result of faulting and other primary controls of mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 6 feet (2 meters) thick but, in certain instances, these deposits form stacked elastic wedges which are hundreds of feet thick.

The gold generally occurs in native form within the various reefs, often associated with pyrite and carbon.

Blyvoor

Overview

We own 74% of the Blyvooruitzicht Gold Mining Company Limited, (through our 74% holding in DRDGOLD SA), which in turn owns 100% of the Doornfontein Gold Mining Company Limited. The consolidated mining operation, referred to as Blyvoor, consists of the adjacent mines of Blyvooruitzicht and Doornfontein which are located within the Far West Rand Goldfields on the northwestern edge of the Witwatersrand Basin. Blyvoor was the first mine in the “West Wits” line. Together, these two operations have produced over 37 million ounces of gold since inception.

At June 30, 2007, Blyvoor had 4,623 employees, including contractors.

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
We are in the process of converting these old order property rights to new order rights under the MPRD Act. The net book value of the mining assets at Blyvoor is $55.4 million at June 30, 2007, with 5.1 million ounces of Ore Reserves.

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
2004
On June 28, 2004, we entered into a 60-day review period on Blyvoor. The 60-day review was extended to September 13,
2004. By October 5, 2004, 1,619 employees had been retrenched at a cost of approximately $3.1 million.
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
On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a
15% stake in our South African Operations.
On October 27, 2005, our Board of Directors approved the transaction with Khumo Gold. The new structure resulted in
Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which owns ERPM, Crown and
Blyvoor. We owned an 85% interest in DRDGOLD SA.
2006
On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in
DRDGOLD SA.
2007
After completion of a drilling program to define the uranium resource in Blyvoor’s slimes dam material, a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared in November 2007.

Geology and Mineralization

Blyvoor exploits the two gold-bearing pebble horizons in the Central Rand Goldfields, the Carbon Leader, which is one of the principal ore bodies in the goldfield, and the Middelvlei Reef horizons which occur in discrete channels over parts of the lease area approximately 246 feet (75 meters) vertically above the Carbon Leader Reef horizon. The Carbon Leader Reef is the principal economic horizon across the lease area and is a planar single sheet conglomerate. The Carbon Leader Reef typically comprises basal carbon seam, overlain by a thin, small pebble conglomerate, enriched in carbon in the lower portion. The grade of the Carbon Leader Reef is more variable than the Middelvlei Reef. The Middelvlei Reef consists of a variable number of polymictic quartz conglomerate bands, interbedded with coarse grain quartzite. The grade of the Middelvlei Reef is more erratic, with distinctive pay shoots forming as southward-orientated linear zones.

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

Metallurgical processing facilities at Blyvoor are comprised of a single metallurgical plant. The process route is based on a conventional flow sheet comprising multi-stage crushing, open circuit primary and closed circuit secondary milling with hydro cyclones, thickening and cyanide leaching in a Carbon-in-Pulp, or CIP, carousel arrangement. The gold is recovered through electrowinning followed by smelting to doré. The circuit was recently modified by the closure of the filtration system and the commissioning of a modern carbon Kemix pumpcell plant.

In fiscal 2005, mining of the lower grade Main Reef at No. 6 Shaft was cut by 50% in favor of increased mining of the higher grade Carbon Leader Reef at No. 5 Shaft. Accelerated development, however, has ensured that the mine is well positioned to restore Main Reef mining to appropriate levels at No. 5 and No. 6 Shafts in response to gold price fluctuations.

In fiscal 2006, increasing levels of seismicity were experienced in the high-grade No. 5 Shaft area in the first half of the year. Consequently concerns for employee safety prompted the development of a volume-driven mine plan involving less mining from the affected high-grade No. 5 Shaft and more from the lower-grade No. 6 Shaft areas. By the end of fiscal 2006, implementation of the new plan was under way with ore milled of 70,000 tons per month targeted. In August 2005, our board of directors approved a project to re-establish mining operations from the No. 2 Sub-Shaft in three phases at a total capital cost of $12.5 million (R80.5 million). In total, the No. 2 Sub-Shaft Project was expected to yield some 770,491 ounces of gold from 2.4 million tons of ore with an average delivered grade of 8.18 g/t, over a 20 year period. This project has been re-designed in two phases now called the Way-
Ahead Project, or WAP Project.

In fiscal 2007, good progress was made on Blyvoor’s WAP Project, which replaced the No. 2 Sub-Shaft Project. The WAP
Project involves accessing the No. 2 sub-shaft reserves from levels 27 to 35 of No. 5 shaft at a substantially reduced cost of
$5.2 million (R37.0 million) over the next three years.
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
Several capital expansion projects were conducted over the period fiscal 2005 to fiscal 2007, including processing and extension of Slimes Dams No. 4, 5 and 6 ($0.3 million), the WAP project ($1.5 million) and a residue pipeline project ($0.3 million).
In fiscal 2007, approximately $9.5 million was spent mainly on opening-up and development at Blyvoor.

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

In November 2007 encouraging results had been obtained from a drilling program to define the uranium resource in
Blyvoor’s slimes dam material and a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared. For fiscal 2008, an exploration drilling program linked to opening up and development has been scheduled to evaluate the south-west down-dip extension of the Blyvoor ore body south of the Boulder Dyke. If encouraging results are obtained, various mining options will be investigated to exploit the ore body, including the possibility of a trackless decline.

Environmental and Closure Aspects

The predominantly dolomitic geology of the area in and around Blyvoor, and the resultant occasional occurrence of sinkholes and subsidences, exposes Blyvoor to relatively unique environmental risks and costs associated with the remediation and filling of these sinkholes.

Blyvoor has to maintain a rate of pumping of fissure water sufficient to keep the rate of rise of underground water below the level of underground workings. The required rate is in the order of 2 million gallons (8 million liters) per day. Water not used in the operations is discharged into the Wonderfonteinspruit. In order to address the risk of contamination of ground water, streams and wetlands, water is sampled and the level of contaminants monitored in accordance with Blyvoor’s water management plan. Fissure water at Blyvoor is generally of a good quality, therefore we believe that the contribution of this water to pollution of water in the area is minimal.

We have not conducted an assessment of the full scope of pollution to surface water as a result of the discharge from
Blyvoor. This is because the impact of our discharge cannot be addressed without addressing the impact from the discharge of other neighboring mining operations. Two continuous water quality monitors have been installed to send water quality data to a website.
Regular monthly meetings continue to take place with the Potchefstroom Municipality, with Blyvoor being fully compliant with the requirements of the agreement with the Potchefstroom City Council. The Far West Rand Technical Forum has been established to address water issues in this area. The DWAF are chairing this forum. The forum consists of government departments, NGO’s, mining companies and other interested and affected parties. The Wonderfonteinspruit Action committee, of which Blyvoor is a member, has been established to look at the feasibility of cleaning up the spruit. This committee reports to the main forum.

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

Blyvoor has updated its EMP to meet the new requirements of the MPRD Act. The EMP has been submitted to the DME for approval. Blyvoor is currently demolishing and rehabilitating redundant surface infrastructures, including the defunct uranium plant.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Blyvoor, in current monetary terms as at June 30, 2007, is $6.1 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on our balance sheet. A total of $3.4 million has been contributed to a
Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Life of Mine
Based upon a gold price of approximately R154,437 per kilogram ($660 per ounce), at June 30, 2007, the Proven and
Probable Ore Reserves of Blyvoor were 5.1 million ounces. In fiscal 2006, based upon a gold price of approximately R117,055 per kilogram ($582 per ounce) at June 30, 2006, the Proven and Probable Ore Reserves of Blyvoor were 5.3 million ounces. A Mineral
Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Blyvoor,
Mr. David Edwin James Whittaker (SACNASP) is the appointed Mineral Resource competent person.
As a result of the implementation of the WAP Project and the higher gold price, Blyvoor’s life-of-mine remains at 20 years, as at June 30, 2007.

Current Production
Blyvoor produced a total of 151,269 ounces of gold in fiscal 2007, with 110,471 ounces from underground areas and
40,798 ounces from surface areas. This represents 34% of our production from continuing operations of 450,247 ounces based on our subsidiaries.
Underground gold production has decreased from 120,178 ounces in fiscal 2006 to 110,471 ounces in fiscal 2007. Reduced underground production reflects the implementation during fiscal 2007 of a new, “lower grade, higher volume” mine plan to address safety concerns arising from increased levels of seismicity in the high-grade No. 5 Shaft area. Surface gold production increased from
39,515 ounces in fiscal 2006 to 40,798 ounces in fiscal 2007.
Cash costs of $551 per ounce in fiscal 2007 increased from $482 per ounce in fiscal 2006. Total costs for fiscal 2007 of
$595 per ounce also show an increase compared to $520 per ounce in fiscal 2006. The increase in both cash costs and total costs per ounce of gold produced was primarily attributable to the lower production at Blyvoor in fiscal 2007.
The following table details the operating and production results from Blyvoor for the past three fiscal years.
Year ended June 30,
2007          2006
2005
Production
Surface Operations
Ore mined ('000 tons).................................................................................................................................               4,072         4,005
3,233
Recovered grade (oz/ton) ...........................................................................................................................               0.010         0.010
0.007
Gold produced (ounces) .............................................................................................................................            40,798        39,515
23,920
Underground Operations
Ore mined ('000 tons).................................................................................................................................                  761            742
649
Recovered grade (oz/ton) ...........................................................................................................................               0.145         0.162
0.213
Gold produced (ounces) .............................................................................................................................           110,471    120,178    137,958
Total ounces produced ...............................................................................................................................           151,269    159,693    161,878
Results of Operations ($)
Revenues ('000) ..........................................................................................................................................             96,007      83,635
68,370
Production cost ('000).................................................................................................................................             83,298      76,936
73,814
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)
1
..............................................................................................................                  551           482
456
Total cost per ounce of gold ($)
1
..............................................................................................................                  595           520
498
1
Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: “Operating Results.”

Crown
Overview
We own 100% of CCGR, which in turn owned 40% of Crown. CCGR was incorporated in South Africa on May 23,
1997. Pursuant to a scheme of arrangement, we acquired 100% of CCGR on September 14, 1998. Additionally, in October 2002,
we entered into an agreement with third parties to purchase the entire issued share capital and all shareholders’ claims of ERPM for a purchase price of $11.0 million. Until November 30, 2005 we accounted for our 40% interest in Crown under the equity method. On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a
15% stake in our South African Operations. On October 27, 2005, our board of directors approved the transaction with Khumo
Gold. The new structure resulted in Khumo Gold initially acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of ERPM, Crown and Blyvoor. We currently own 74% of Crown, which we consolidated as a subsidiary from December 1, 2005, through our 74% holding in DRDGOLD SA. For a full description of the transactions associated with our acquisition of Crown, see Item 4A: “History and Development of the Company.”
Crown has a surface retreatment operation consisting of the Crown Central, City Deep and Knights business units, collectively referred to as Crown. ERPM’s Cason Dump surface re-treatment operation is expected to continue to operate until
2013 under the management of Crown based on the current rate of production of approximately 178,000 tpm. Crown undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central Johannesburg.
At June 30, 2007, Crown had 1,165 employees, including contractors.
Property
Crown is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations. It has mining rights to 5,787 acres (2,342 hectares) and has the right to occupy 1,490 acres (603 hectares) of freehold property. Crown is in the process of converting these old order rights to new order rights under the MPRD Act.
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
As of June 30, 2007, the net book value of Crown’s mining assets was $24.7 million.
History
1979
Rand Mines Limited directors approved the formation of the company Rand Mines Milling and Mining Limited (RM3)
to treat the surface gold tailings created from the underground section of the original Crown Mines, which had been in operation since the start of gold mining on the Witwatersrand in the late 1800's.
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
2005
On July 6, 2005 we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a
15% stake in our South African Operations.
On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in
Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of ERPM,
Crown and Blyvoor. We owned an 85% interest in DRDGOLD SA.
2006
On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in
DRDGOLD SA.
On August 28, 2006, we concluded an agreement with Anglo Gold Ashanti to purchase the Top Star Dump.

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
The three metallurgical plants, known as Crown Mines, City Deep and Knights, have an installed capacity to treat approximately 11.0 million tons of material per year. Up to fiscal 2003, Crown also operated the West Wits gold plant for the processing of sand and slime. Crown also operates the ERPM surface operations with ore being treated at the Knights plant. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits.
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
Crown operates three plants with slight variations in design in each plant, with a processing capacity of approximately
1 million tpm, yielding approximately 0.01 oz/t (0.4 g/t). The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and CIL technology to extract the gold. As at June 30, 2007, the overall plant utilization was 95%.
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
On August 28, 2006, we concluded an agreement with Anglo Gold Ashanti to purchase the Top Star Dump. The Top Star
Dump has been evaluated geostatistically and has a probable reserve of 5.1Mt, at a grade of 0.755g/t.
Exploration drilling is currently under way to define the uranium potential of all Crown’s current deposition sites.

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

Dust pollution is controlled through an active environmental management program for the residue disposal sites and chemical and organic dust suppression on recovery sites. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Additionally, environmentally friendly dust suppressants, such as molasses, are applied. Dust fall-
out is also monitored. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings followed by the application of lime, to reduce the natural acidic conditions, and fertilizer to assist in the growth of vegetation planted on the tailings dam.

A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place. The surface reclamation process at Crown has several environmental merits as it has removed a potential pollution source and opens up land for development. Crown has conducted its environmental management program performance assessment, which was submitted to and approved by the DME during fiscal 2005. Crown has updated its EMP in compliance with the MPRD Act and submitted it to the DME for approval.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for
Crown, in current monetary terms as at June 30, 2007, is approximately $20.1 million. A total of $1.7 million has been contributed to the Crown Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Life of Mine

Based upon a gold price of approximately R154,437 per kilogram ($660 per ounce), at June 30, 2007, our 74% share of the
Proven and Probable Ore Reserves of Crown was 0.4 million ounces. In fiscal 2006, based upon a gold price of approximately
R117,055 per kilogram, our 85% share of Proven and Probable Ore Reserves of Crown was 0.4 million ounces. Crown’s Ore
Reserves have not changed from the previous year. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Crown Surface, Mr. William John Laing (PLATO) is the appointed Mineral Resource competent person. The current life-of-mine is estimated to be seven years.

Current Production

Gold production for Crown was 103,011 ounces in fiscal 2007 compared to our attributable share of gold production of
75,959 ounces in fiscal 2006 and 45,424 ounces for fiscal 2005. The increase in gold production in fiscal 2007 reflected an improvement in throughput tons made possible through improvements to pipelines and other infrastructure, but was also due to the incorporation of Crown into DRDGOLD SA as a wholly owned subsidiary with effect from December 1, 2005.

In fiscal 2007, cash costs decreased to $451 per ounce of gold from $477 per ounce of gold in fiscal 2006, as a result of higher gold production. Total cost per ounce of gold increased to $542 per ounce from $533 per ounce in fiscal 2006.

The following table details our attributable share of the production results from Crown for the past three fiscal years:
Year ended June 30,
2007               2006
2005
1
Production
Surface operations
Ore mined ('000 tons)...........................................................................................................
9,265               6,795
3,915
Recovered grade (oz/ton) .....................................................................................................
0.011               0.012
0.012
Gold produced (ounces) .......................................................................................................
103,011             75,959
45,424
Results of Operations ($)
Revenues (‘000) ....................................................................................................................
64,351             31,310
-
Production cost (‘000) ...........................................................................................................
46,430             26,697
-
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)
2
............................................................................................
451                  477
-
Total cost per ounce of gold ($)
2
............................................................................................
542                  533
-
1
Represents our 40% attributable share of production for fiscal 2005. From December 1, 2005, Crown was a consolidated subsidiary (previously accounted for as an associate under the equity method).
2
Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: “Operating Results.”

ERPM
Overview

Until November 30, 2005 we accounted for our 40% interest in ERPM under the equity method. On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South
African Operations. On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring initially a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of
ERPM, Crown and Blyvoor. We own 74% of ERPM, which is consolidated as a subsidiary from December 1, 2005, through our
74% holding in DRDGOLD SA. For a full description of the transactions associated with our acquisition of ERPM, see Item 4A:
“History and Development of the Company.”
ERPM consists of an underground section and the Cason Dump surface retreatment operation. The underground mining operation at ERPM implemented a controlled closure program and was scheduled to close in March 2005. Following the retrenchment of 806 employees in August 2004 at a cost of $0.6 million (R3.7 million), the mine has achieved a reduction in costs coupled with improved productivity. As a result, the original planned closure of the underground section was prevented. The Cason
Dump surface re-treatment operation will continue to operate until 2013 under the management of Crown based on the current rate of production of approximately 178,000tpm. At June 30, 2007, ERPM had 2,139 employees, including contractors.
Property
ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg. Access is via Jet Park Road on the N12 Boksburg-
Benoni highway. Underground mining and recovery operations comprise relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, is conducted through the metallurgical plant, tailings deposition facilities and associated facilities. The mine exploits the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area.
During fiscal 2005, all mining activity was moved to the Far East Vertical, or FEV, Shaft lease area. The South East
Vertical Shaft was maintained for hoisting and pumping, the Central Shaft was placed on care and maintenance and the Hercules
Shaft was decommissioned resulting in the retrenchment of 806 employees in August 2004. At FEV, there has been a drive on development and a focus on effective grade control. Improvements in production, efficient cost controls, a better Rand gold price received and the re-institution of State assistance with pumping have all contributed to restoring the mine’s underground operations to profitability.
At June 30, 2007, the net book value of ERPM’s mining assets was $11.8 million.
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
2002
Crown purchased 100% of ERPM, from Enderbrooke.
2003
An underground fire occurred at FEV Shaft, in February 2003. There was also the loss of Hercules Shaft in June 2003 and the loss of a secondary outlet at the FEV shaft in November 2003.
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
On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a
15% stake in our South African Operations.
On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in
Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of ERPM,
Crown and Blyvoor. We owned an 85% interest in DRDGOLD SA.
2006
On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in
DRDGOLD SA.
A prospecting right covering an area of 1,252 hectares (3,093 acres) of the neighboring Sallies lease area, referred to as
ERPM Extension 1 was granted by the DME.
2007
A prospecting right, incorporating the southern section of the old Van Dyk mining lease area and a small portion of
Sallies, was granted by the DME. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres).

Mining and Processing
Underground mining operations at ERPM are comprised of two vertical shafts known as FEV Shaft and the Central Shaft.
There are also three additional shafts namely the South East Vertical Shaft, or SEV Shaft, used for the transport of employees and materials and the hoisting of rock, the South West Vertical, or SWV, Shaft and the Hercules Shaft that are used for water pumping only. The Cason Dump Project is used for the retreatment of surface material mined from the defunct Cason shaft.
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
In fiscal 2007, a planned shift from lower volume, higher grade scattered mining in the west of the lease area to higher volume, lower grade longwall mining in the east below 70 level proved problematic. Delays in the supply of services to the newly developed longwalls reduced volumes mined and navigation of faulting encountered had a negative impact on both volumes and yield. By the end of fiscal 2007 a catch-up in the delivery of services saw a recovery in volumes and a higher level of throughput for the year. The average grade recovered was lower, however. Fault navigation is expected to continue for between six and nine months into fiscal 2008. To limit the negative impacts of this, more focus will be directed towards grade management. A three-year,
$4.9 million (R35.0 million) plugging program to isolate ERPM’s FEV Shaft from water rising in the Central Witwatersrand Basin is scheduled for completion in fiscal 2008. Increased throughput from ERPM’s Cason Dump made possible through upgrades to pumps and piping and an increased milling capacity at the Knights plant, offset the impact of a slight drop in grade, resulting in higher surface gold production.
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
Exploration and Development
In the future it will be necessary to extend the FEV decline from 75 to 78 levels to replace face length. There is also the prospect of extending ERPM’s Ore Reserves into the neighboring Sallies lease area, referred to as ERPM Extension 1, and significantly increasing the life of the mine’s underground operations.
An additional application to extend ERPM’s existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DME in fiscal 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres). Subsequent due diligence exercises will be conducted which could eventually culminate in a deep-level mine with a life in excess of 15 years.
Environmental and Closure Aspects
There is a regular ingress of water into the underground workings of ERPM, which was contained by continuous pumping from the underground section. On May 31, 2004, ERPM stopped continuous pumping of water from the underground section for financial reasons due to the withdrawal of the State pumping subsidy and the low Rand gold price making the cost of full time pumping unaffordable, with occasional pumping to surface conducted on weekends. In December 2004, the mine received the pumping subsidy funds and continuous pumping was reinstated. Studies on the estimates of the probable rate of rise of water have been inconsistent, with certain theories suggesting that the underground water might reach a natural subterranean equilibrium, whilst other theories maintain that the water could decant or surface. A program is in place to routinely monitor the rise in water level in the various underground compartments and there has been a substantial increase in the subsurface water levels. ERPM is currently pumping the Central Basin water out of the SWV Shaft. The ‘plugging’ program undertaken by ERPM will ensure that ERPM will eventually not be dependant on pumping this water.

In fiscal 2007, ERPM updated its EMP to meet MPRDA requirements and submitted it to the DME for approval. The concurrent rehabilitation of redundant structures and holdings continued throughout fiscal 2007. Pumping is continuing at SWV Shaft with additional water from the Hercules basin expected at the end of October 2007. The pumping infrastructure has been upgraded in anticipation of this additional water. ERPM, together with consultants, are currently looking at upgrading the total pumping capacity at SWV Shaft with a more efficient system as part of an Eskom-funded demand side management project. The water is also earmarked in the medium term for use by the Ergo Mining Joint Venture. As a long term sustainable solution, it is envisaged that the water will be treated by the plant currently being tested for the Western Basin water.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, ERPM have estimated that the total cost for ERPM, in current monetary terms as at June 30, 2007, is $6.4 million. A total of $1.3 million has been contributed to the
ERPM Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Life of Mine
Based upon a gold price of approximately R154,437 per kilogram ($660 per ounce), at June 30, 2007, our 74% share of
Proven and Probable Ore Reserves of ERPM was 0.7 million ounces, of which 0.5 million ounces relate to the underground section.
The remaining 0.2 million ounces relate to the Cason Dump surface material which, based on the estimated rate of production, will be processed over a remaining 7 year period ending in fiscal 2014. Based upon a gold price of approximately R117,055 per kilogram, at
June 30, 2006, our 85% share of Proven and Probable Ore Reserves of ERPM were 1.0 million ounces. The year on year decrease is mostly attributable to the continuation of mining operations and the decrease in our attributable share from 85% to 74%. A Mineral
Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM,
Mr. Johan Smit (PLATO) is the appointed Mineral Resource competent person. The current underground life-of-mine is seven years.
Current Production
Gold production for ERPM was 80,216 ounces in fiscal 2007 compared to our attributable share of gold production of
80,324 ounces in fiscal 2006 and 44,600 ounces in fiscal 2005.
The following table details our attributable share of the production results from ERPM for the past three fiscal years:
Year ended June 30,
2007                  2006
2005
1
Production
Surface Operations
Ore mined ('000 tons)............................................................................................................
1,932                 1,761
830
Recovered grade (oz/ton) ...................................................................................................... 0.011 0.012 0.011
Gold produced (ounces) ........................................................................................................
22,153               20,325
9,208
Underground Operations
Ore mined ('000 tons)............................................................................................................
297                    248
160
Recovered grade (oz/ton) ...................................................................................................... 0.196 0.242 0.221
Gold produced (ounces) ........................................................................................................
58,063               59,999
35,392
Total ounces produced ............................................................................................................
80,216               80,324
44,600
Results of Operations ($)
Revenues ('000) .......................................................................................................................
47,990               33,840
-
Production cost ('000)..............................................................................................................
46,798              28,642
-
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)
2
.............................................................................................
583                   467
-
Total cost per ounce of gold ($)
2
.............................................................................................
638                   555
-
1
Represents our 40% attributable share of production for fiscal 2005. From December 1, 2005, ERPM was a consolidated subsidiary (previously accounted for as an associate under the equity method).
2
Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: “Operating Results.”

Papua New Guinea

Tolukuma

Overview

Dome Resources (Pty) Limited, or Dome, was incorporated on May 17, 1984, under the name Dome Resources NL. Dome owned and operated the Tolukuma gold and silver mine in PNG. During September 1999, we purchased 28,693,002 (19.93%) of
Dome’s ordinary shares for A$0.30 ($0.19) per share. In June 2001, we increased our shareholding to 100%.

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

As at June 30, 2007, the mine employed 755 people, including 129 contractors.

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
Tolukuma is worked on a “fly-in-fly-out basis,” with all staff being accommodated in quarters when at the mine.
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
2006
We concluded a sale and purchase agreement with Emperor, where initially we held 88.3% of Emperor which in turn holds the 100% interest in Tolukuma.
2007
On September 10, 2007, Emperor announced its intention to divest the Tolukuma gold mine situated in PNG.
Accordingly, the Company initiated a divestment process for the mine and a portfolio of associated exploration tenements.
On October 22, 2007, we sold our entire interest in Emperor for A$55.9 million ($52.4 million).
Exploration and Development

Exploration within the mining lease, ML104, expanded with the purchase of two underground diamond drill rigs, including one with long hole capability, and an additional rig for surface drilling. This brought the number of rigs on site to five.
An air-driven Kempe rig, commissioned in December 2003, is used for short holes underground, currently targeting the down dip extension of the Tinabar ore body and an LMA90 drill rig, commissioned in January 2004, is used for longer exploration holes, initially in the Gulbadi south area and the Milaihamba structural target. Another manportable DT600P was purchased to support the existing manportable DT250P on surface drilling of ML104 and later the Saki, Sere, and Taula North prospects in Exploration
License 580 followed by other regional targets. The LY44 is also currently drilling ML104 targets.
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
In fiscal 2007, exploration expenditure of $2.6 million was incurred.

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
Several capital projects were conducted over the period from fiscal 2005 to fiscal 2007, including expansion of the mobile plant, additions to equipment in the plant and acquisition of plant and equipment. During fiscal 2007, $6.5 million was spent, mainly on mine development.

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
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Tolukuma, in current monetary terms as at June 30, 2007, is $1.6 million. This has been included in the provision for environmental rehabilitation, reclamation and closure costs on our balance sheet.
Life of Mine
Our attributable Proven and Probable Ore Reserves for Tolukuma, as at June 30, 2007, were 0.108 million ounces, determined assuming a gold price of K2,024 per ounce ($660 per ounce). Based on a gold price of K1,840 per ounce ($582 per ounce), at June 30, 2006, the Proven and Probable Ore Reserves of Tolukuma were 0.195 million ounces. The decrease in Ore
Reserves was primarily as a result of depletion.
A Mineral Resource competent person is appointed at each operation to review our Ore Reserves calculations for accuracy.
For Tolukuma, Mr. Roger Cooper (MAusIMM and MAIG) is the appointed Mineral Resource competent person. As at June 30,
2007, Tolukuma has been assessed with a two year life of mine for its underground operations.
Current Production
Total gold production for fiscal 2007 was 44,181 ounces compared to 54,790 ounces for fiscal 2006. Safety concerns led to a suspension of mining from the Gulbadi area, significantly reducing underground tonnage. This, together with problems related to inventory and cash flow, led to mill feed being sourced primarily from low grade surface stockpiles. A major breakdown of the SAG mill also had a negative impact on production.
The following table details the operating and production results from Tolukuma for the past three fiscal years.
Year ended June 30,
2007                2006
2005
Production
Underground Operations
Ore mined ('000 tons).....................................................................................................................
204                 213
235
Recovered grade (oz/ton) ...............................................................................................................
0.22                0.26
0.33
Gold produced (ounces) .................................................................................................................
44.181            54,790
76,314
Results of Operations ($)
Revenues ('000) ..............................................................................................................................
28,926             29,085
32,446
Production cost ('000).....................................................................................................................
38,398             33,448
25,278
Non US GAAP Financial Data
Cash cost per ounce of gold ($)
1
..................................................................................................
869                 610
331
Total cost per ounce of gold ($)
1
..................................................................................................
1,391                 767
434
1
Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: “Operating Results.”

Exploration Projects
Our exploration and project development activities during fiscal 2007 continued to enhance our growth strategy by extending and replacing existing production ounces. In addition, escalations in the Uranium Oxide price prompted us to embark on an exploration program to determine the uranium potential of our extensive surface dumps. The process commenced at Blyvoor and will be applied to the surface dumps of the other South African operations in fiscal 2008.
South Africa

Blyvoor
In November 2007, encouraging results had been obtained from a drilling program to define the uranium resource in
Blyvoor’s slimes dam material and a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared. For fiscal 2008, an exploration drilling program linked to opening up and development has been scheduled to evaluate the south-west down-dip extension of the Blyvoor ore body south of the Boulder Dyke. An initial 1,000 meters of exploration drilling to locate and define pay shoots started in September 2007. If encouraging results are obtained, various mining options will be investigated to exploit the ore body, including the possibility of a trackless decline.

ERPM Extension 1
ERPM has a prospecting right covering an area of 1,252 hectares (3,093 acres) of the neighboring Sallies lease area, referred to as ERPM Extension 1. When this is converted into a mining right, it will enable the high-grade Composite Reef pay shoot, currently being exploited at ERPM, to be pursued through the existing mine boundary.

The regional geology of the area indicates that there will be a strike change due to faulting associated with an east-west trending sinistral tear fault. In order to confirm the anticipated change in the geological structure and hence pay shoot orientation, it is envisaged that prospecting will take place through development situated 50 meters in the footwall. Owing to high induced stress experienced at depth, there will be concurrent over-stoping on the reef plane. Although this is the safest option, permission was sought from the DME and was granted in November 2007.

The development will be supplemented by exploration diamond drilling, conducted from exploration cross-cut drilling platforms. In fiscal 2007, four exploration boreholes were drilled from current mining areas into ERPM Extension 1. The results are summarized below.
Hole number
Grade (g/t)
Channel width (cm)
Borehole
No.1
26.7                                162
Borehole
No.2
11.1                                  64
Borehole
No.3
2.5                               227
Borehole
No.4
7.5                               246
Borehole
No.4 (mining cut)
13.1                                126
An application to convert the prospecting right for ERPM Extension 1 to a mining right will be submitted by the end of
2007.
ERPM Extension 2
An application to extend ERPM’s existing prospecting right eastwards into the Rooikraal/ Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DME in fiscal 2007.
Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres).

The resource for ERPM Extension 2 was estimated by independent consultants and audited by RSG. An Inferred
Resource of 28.6 Mt at 9.06 g/t (8.3 Moz), at a stope width of 125 cm was declared. The payshoot area equates to 17% of the prospecting right, after applying 4% geological losses. The evaluation methodology applied was a global Sichel ‘t’ estimate based on five historical surface boreholes with grades ranging from 1.13 g/t (0.033 oz/ton) over 94.6 cm to 216 g/t (6.307 oz/ton) over
15.5 cm. A sixth hole drilled from under ground and reportedly assaying at 84.9 g/t (2.479 oz/ton) over 29.2 cm was excluded from the estimate, as it could not be verified.

Subsequent due diligence exercises will be conducted in fiscal 2008 which could eventually culminate in a deep level mine with a life in excess of 15 years.

Argonaut Project
The Argonaut project represents the southern down-dip extension of the Central Rand Goldfields. It relates to the possible exploitation of part of the potential resource at 3,000 to 4,500 meters below surface, situated south of the Robinson Deep mine and extending eastwards to the Simmer and Jack mine.

On February 6, 2006, a prospecting right covering an area of 2,394 acres (969 hectares) over part of the project was obtained. As the area covered by the current prospecting right is not large enough to sustain an ultra-deep mining operation, an application for an extension to the current prospecting right by an additional 9,889 acres (4,002 hectares) was submitted to the
DME. The application was rejected on the grounds that prospecting would take place within a residential township. A request for ministerial approval in terms of Section 48 of the MPRDA to apply for a permit over the residential area is being pursued.

Uranium Exploration
In November 2007, encouraging results had been obtained from a drilling program to define the uranium resource in
Blyvoor’s slimes dam material and a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared.

Exploration drilling is currently under way to define the uranium potential of all Crown and ERPM current deposition sites.
Papua New Guinea

Tolukuma
Exploration was focused on the continued delineation of the Zine Structure and drilling in the Fundoot and Kagam areas to the south of current mine activities. Exploration at Zine continued in an effort to define the lateral and vertical extent of mineralization on the Zine Mid Zone and Zine South Zone. Drilling was completed from both surface and underground and returned a range of positive results.

The most encouraging result was in hole ZN093 (as reported on March 27, 2007) where a bonanza grade intersection of
1.66 meters at 204.08g/t of gold and 63.2g/t of silver was returned. This was followed up with hole ZN094, which intersected the
Zine Structure approximately 70 meters above hole ZN093, and 30 meters below current development drives, and returned
1.66 meters at 63.58g/t of gold and 257.3g/t of silver. Compilation of data from adjacent drill holes has defined an irregular zone of high grade intercepts of approximately 150 meters by 100 meters. These are very encouraging results and are consistent with high grade assays from development drives above the drill hole intercepts. Further drilling is continuing in this area. Drilling is also being undertaken on the deeper sections of the Tinabar and Zine structures.

Ten Exploration Licenses are under renewal. Mining Wardens Hearings have been completed for eight of the ten under renewal. Renewals are following due process and are currently being considered by the Mines Advisory Council. Mine lease ML104, expires on August 29, 2012. Below is a summary of Tolukuma’s exploration licenses:

EL No
No of Sub blocks
Area under EL (sq km)
Status
Expiry date
580 68 230 under renewal April 4, 2007
683 30 102 under renewal April 3, 2007
894 75 254 under renewal April 3, 2007
1264 75 254 under renewal April 29, 2007
1271 282 959 under renewal January 4, 2007
1284 58 196 current April 18, 2008
1297 75 254 under renewal August 30, 2006
1327 73 245 under renewal June 23, 2007
1352 275 931 under renewal October 18, 2006
1366 169 572 under renewal January 4, 2007
1379 313 1,067 under renewal May 3, 2007
Totals                                                                 1,493
5,064

Closed and Discontinued Operations

Porgera

Overview
Through our subsidiary, Emperor, we owned a 20% interest in an unincorporated joint venture, the Porgera Joint
Venture, which held certain mining leases, easements and exploration licenses which form part of the Porgera gold mine, or
Porgera, in the highlands of PNG. We purchased this interest in October 2003 for a purchase consideration of $77.1 million.
Barrick was the owner of a 75% interest. The remaining 5% interest was held by Mineral Resources Enga Limited, or MRE (on behalf of Enga Provincial Government and landowners in PNG). All of the various mineral tenements making up Porgera were exploited collectively by the joint venture partners.

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
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick for a final cash consideration of $255.0 million, which included interest on the original purchase price.
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
Temperatures range from 50 to 77 degrees Fahrenheit (10 to 25 degrees Celsius) and rainfall averages 3,650 mm per year. The vegetation is largely rainforest below an elevation of 7,920 feet (2,414 meters).
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

In addition to the Special Mining Lease, the Porgera Joint Venture also holds additional mining tenements for utilities such as power transmission lines and water supply pipelines and other activities incidental to the main mining activity. Separate from the mining tenements, there are two Exploration Licenses adjacent to the Porgera Mine, namely EL454 and EL858.

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
1979
A Joint Venture Agreement was signed whereby Placer (PNG), MIM and New Guinea Goldfields Limited. (a
subsidiary of Goldfields Limited) each held a one third interest and the Independent State of Papua New Guinea had the right to acquire at cost up to a 10% interest in the project if developed.
1989
The joint venturers' application for a Special Mining Lease was approved in May and construction began immediately. The State of Papua New Guinea accepted its full 10% entitlement (inclusive of 5% on behalf of the
Enga Provincial Government), thus diluting each of the other joint ventures down to 30% each. The State of Papua
New Guinea took its interest in the name of a corporate nominee, Mineral Resources Porgera Limited.
1990
Commercial production commenced in August. MIM sold its 30% interest to Highlands Gold Limited., or Highlands
Gold.
1993
Placer (PNG), Goldfields and Highland Gold each sold a further 5% to the State of Papua New Guinea (15%). The additional 15% was taken by the State of Papua New Guinea in the name of a corporate nominee, Orogen Minerals
(Porgera) Limited.
1997
Placer Dome’s joint venture interest was increased from 25% to 50% as of January 1, 1997, following the completion of the acquisition of Highlands Gold.
1999
The State of Papua New Guinea reorganized the holding of Mineral Resources Porgera Limited by transferring a 5%
direct interest in the Joint Venture to Mineral Resources Enga Limited owned by the Enga Provincial Government and project area landowners.
2002
Placer Dome’s joint venture interest in Porgera was increased from 50% to 75% through the acquisition of
AurionGold. The State of Papua New Guinea reorganized its holdings in the Joint Venture such that Oil Search
Limited then held a 20% direct interest in the Joint Venture through two subsidiaries.
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
2006
Barrick acquired Placer Dome’s 75% stake in Porgera. We concluded a sale and purchase agreement with Emperor, where effectively we held 88.3% of Emperor who in turn held the 20% interest in the Porgera Joint Venture.
2007
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick for a final cash consideration of $255.0 million, which included interest on the original purchase price.

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

Underground mining was suspended in 1997, and subsequently recommenced in 2002. Underground production is now expected to continue through to late 2008. Currently, ore is being mined from the 2,210 meter level in Stage 4, and waste is being mined from the 2,390 meter level in Stage 5. Stage 5 is the final open pit development stage and will be completed in late 2008 at the 2,050 meter level. Stockpiled low grade ore will form the basis of ongoing gold production from mid 2008 until 2015.
Remediation work following the failure of the West Wall during the previous fiscal year continued during fiscal 2007, leading to reliance on low-grade, long-term stockpile material as the primary feed.

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

Exploration and Development
During fiscal 2005 a project termed Porgera Deep Minex was initiated and continued into fiscal 2007. This project was part of the mine’s ongoing existing exploration projects, however it was newly termed Project Deep Minex because this particular part of the exploration process consists of a multi-disciplinary approach to determine targets and test the volume of ground below the known Porgera deposits. This approach involves the building of an integrated geological and geophysical model, various geochemistry techniques, and the use of seismics is to be investigated. Much of this will be the “mining” and integrating of existing data. Drilling will be carried out with a prime target being the intersection of the Roamane Fault and the North Zone shear in depth.

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
Life of Mine
Due to the disposal of Porgera on August 17, 2007, no Proven and Probable Ore Reserves for Porgera have been included in our Ore Reserve statement for fiscal 2007. The Proven and Probable Ore Reserves of the Porgera Joint Venture at
December 31, 2005, were estimated at 8.1 million ounces of gold with a projected life of 11 years. Our 16% attributable share of estimated Proven and Probable Ore Reserves as at December 31, 2005, before Ore Reserve depletion, was 1.3 million ounces. Our attributable 16% share of the Proven and Probable Ore Reserves in the Porgera Joint Venture was based on the Ore Reserve information disclosed by Placer Dome Inc. in its earnings release for the period ended December 31, 2005, as released on
February 20, 2006, in accordance with US GAAP. At December 31, 2005, Placer Dome held a 75% stake in the Porgera Joint
Venture before being acquired subsequently by Barrick. For Porgera, the reserve information was provided by Barrick and was reviewed by Mr. Richard Johnson (AusIMM).

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

In 1996, an independent study was undertaken by the Commonwealth Scientific & Industrial Research Organization, or
CSIRO, an Australian based independent research organization, to assess the mine's impact on the downstream river system and local people. In its report CSIRO made certain recommendations to the Porgera Joint Venture that have either been implemented or are in the advanced stages of implementation. An advisory group, called the Porgera Environmental Advisory Komiti, or PEAK, was
formed as a result of the CSIRO recommendations. PEAK comprises representatives from the Papua New Guinea Government and international non-governmental organization groups, Barrick and independent technical experts. The primary function of PEAK is to enhance understanding and provide transparency of Porgera's environmental (physical and social) issues with external stakeholders and to assist in reviewing its environmental performance and public accountability. In 2002, PEAK had its terms of reference expanded to include mine closure.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that our attributable portion of total costs for Porgera, based on information provided by the operator, Barrick, in current monetary terms as at
June 30, 2007, was $8.7 million.

Production

Attributable production for the nine months ended March 31, 2007 from Porgera amounted to 71,570 ounces at a cash cost and total cost per ounce of gold of $519 and $606, respectively. Production during the period was impacted by unplanned mill downtime, suspension of mining in the mini-pit to allow construction of the lower buttress, unseasonably high rainfall and the Hides power interruptions from lightning strikes in early December 2006, with production returning to normal levels by the end of the
March 2007 quarter. Low grade long term stockpiles and lower grades from the pit resulted in lower than expected gold feed grades;
however this was partly offset by higher grade open pit and underground ore for the period. In April 2007, Emperor announced the sale of its 20% interest in the Porgera Joint Venture to Barrick. The effective date of the transaction was April 1, 2007.

The following table details the attributable operating and production results from the Porgera Joint Venture for the past three fiscal years.
Year ended June 30,
2007
1
2006
2005
Production
Surface and underground operations
Ore mined ('000 tons)............................................................................................................. 787                 1,209 1,324
Recovered grade (oz/ton) ....................................................................................................... 0.091                 0.106 0.148
Gold produced (ounces) ......................................................................................................... 71,570             128,238 195,394
Results of Operations ($)
Revenues ('000) ...................................................................................................................... 45,272                64,991 82,793
Production cost ('000)............................................................................................................. 37,157                37,021 36,210
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)
2
.......................................................................................... 519                    289 185
Total cost per ounce of gold ($)
2
......................................................................................... 606                    467 273
1
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick. The legal effective date of the transaction was April 1, 2007.
2
Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: “Operating Results.”

Vatukoula
Overview
As of June 30, 2007, we owned, through DRD (Offshore), 78.72%of Emperor, the owner of the Vatukoula Mine. The mine, located at Vatukoula on the South Pacific island nation of Fiji has been in operation since 1933. The Vatukoula Mine is a multi-shaft underground mine.

For a full description of the transactions associated with our acquisition of the Vatukoula Mine, see Item 4A: “History and Development of the Company.”
On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine was placed on a care and maintenance program. On March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine, to Westech Gold
(Pty) Limited, a private company incorporated in Australia, for A$1.00.
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
2004
In July 2004, we increased our shareholding in Emperor to 45.33% through a conditional takeover offer. Emperor appointed our Executive Chairman, Mr. M.M. Wellesley-Wood, as Managing Director and our Divisional Director:
Australasia, Mr. R Johnson, as Non-Executive Director, both with effect from August 3, 2004.
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
On December 5, 2006, after an extensive three-month review of Vatukoula, the mine ceased production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine was placed on a care and maintenance program.
2007
On March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine, to Westech Gold (Pty) Limited, a private company incorporated in Australia, for A$1.00.

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

Mining and Processing

Most of the known ore bodies at Vatukoula are relatively narrow, flat dipping structures previously mined by room and pillar methods. They are now mined predominantly by longwall stoping, although throughout the mine a number of other mining methods, such as sub-level stoping and caving, cut-and-fill, shrinkage stoping and up-dip mining, were also practiced. The remnants of 50 years of room and pillar mining were also being exploited.

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

Implementation of the mine’s new ACDTP during fiscal 2006, involved a temporary shutdown of the mine on April 20,
2006 and a gradual start-up early in June 2006. The ACDTP was designed to introduce flexibility to production areas, improve infrastructure and increase the productivity of the workforce. The plan included development of higher grade areas at Philip Shaft and upgrading of associated shaft infrastructure. In addition, the entire workforce underwent comprehensive assessment, reskilling and retraining. On December 5, 2006, the mine was placed on a care and maintenance program and on March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine.
Exploration and Development

Emperor held three mining tenements. Special Mining Lease:
•      S54 – covers an area of approximately 610 square meters and expires on March 21, 2025;
•      S55 – covers an area of approximately 400 square meters and expires on March 21, 2025; and
•      S56 – covers an area of approximately 250 square meters and expires on March 21, 2025.

Additionally, Emperor held 100% of Special Prospecting Licenses, or SPLs, for tenements 1201, 1283, 1296, 1344, 1360,
1411 and 1435.
Environmental and Closure Aspects
Emperor was subject to Fiji environmental regulations in respect of its exploration and mining activities. The policy of
Emperor’s board of directors was to work with Government environmental protection agencies to ensure compliance with all relevant regulations. In addition, Emperor undertook environmental projects to ensure compliance with all relevant regulations.
Emperor had an internal reporting system with regard to environmental activities, and operational managers were required to provide monthly updates on performance to the Managing Director who brought, and allowed operational managers to bring, major issues to the attention of the full board of directors. During fiscal 2007, environmental monitoring continued with full cyanide compliance at the Upper Lololevu, Golf, Nasivi rivers, the Dakavono dam discharge and the Dakavono creek.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimated that the total cost for
Vatukoula, in current monetary terms as at June 30, 2006, was $1.0 million.
Life of Mine
Due to the disposal of Vatukoula on March 28, 2007, no Proven and Probable Ore Reserves for Vatukoula have been included in our Ore Reserve statement for fiscal 2007. Based on a gold price of approximately $582 per ounce (A$820 per ounce) at an exchange rate of A$1.41 = $1 at June 30, 2006, our attributable share of the Proven and Probable Ore Reserves of Emperor was
0.7 million ounces. Vatukoula’s life-of-mine plan at June 30, 2006, reflected 8 years, however on December 5, 2006, the mine was placed on a care and maintenance program. A Mineral Resource competent person is appointed at each operation to review our Ore
Reserves calculations for accuracy. For Emperor, Mr. Greg MacDonald (AusIMM) was the appointed Mineral Resource competent person.

Production
Attributable gold production in fiscal 2007 was 26,910 ounces compared with 28,397 ounces in fiscal 2006. An extensive three month review of the Vatukoula mine was completed in early December 2006 following the arrival of the new management team in August 2006. The results of the review concluded that continuation of the current mine plan was no longer economically viable with the recommendation to immediately cease all current mining and milling activities and to embark upon a thorough and exhaustive exploration program. This was envisaged to take 12 to 18 months followed by the completion of a bankable feasibility study inclusive of a detailed forward looking life of mine development and mining plan. On December 5, 2006 the mine was placed on care and maintenance.

The following table details our attributable share of the production results from Vatukoula for the past three fiscal years:

Period ended June 30
2007
1
2006
2005
2
Production
Underground operations
Ore mined ('000 tons)....................................................................................................... 129                     177 234
Recovered grade (oz/ton) ................................................................................................. 0.21                   0.16 0.19
Gold produced (ounces) ................................................................................................... 26,910               28,397 45,426
Results of Operations ($)
Revenues ('000) .................................................................................................................. 16,784                 2,440 -
Production cost ('000)......................................................................................................... 24,355                 7,453 -
Non US GAAP Financial Data
Cash cost per ounce of gold ($)
3
........................................................................................ 905                 4,455 -
Total cost per ounce of gold ($)
3
........................................................................................ 5,624                 4,189 -
1
These results are up to March 28, 2007, the date Emperor sold the Vatukoula Mine.
2
We increased our ownership in Emperor to 45.33% with effect from July 30, 2004. Emperor was consolidated from April 6,
2006 (previously accounted for using the equity method). As a result we have not disclosed the attributable portion of Vatukoula’s production results for fiscal 2004.
3
Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: “Operating Results.”

North West Operations

Overview

We owned 100% of the North West Operations through our wholly owned subsidiary, Buffelsfontein Gold Mines Limited, which in turn owned 100% of Hartebeestfontein Gold Mining Company Limited and Duff Scott Hospital (Pty) Limited. The
consolidated mining operations of the North West Operations consisted of Buffels and Harties, which lie adjacent to each other within the Klerksdorp Goldfield on the northwestern rim of the Witwatersrand Basin.

Since its inception in 1949, Buffelsfontein Gold Mines Limited produced over 32 million ounces of gold, with 20,100 tons of uranium as a by-product.

Mining activity at Harties, including exploration, development and production dates back to 1949 with gold production from the area totaling over 38 million ounces, with uranium oxide, sulfuric acid, pyrite and silver being recovered as by-products.

On July 21, 2003, we entered into a 60-day review period on our North West Operations designed to restore the operations to profitability. An agreement was reached with all labor organizations and the process was completed on September 21, 2003, with approximately 3,000 employees retrenched and the placing of No. 6 Shaft of Harties on a care and maintenance program, effectively suspending the use of the asset. On March 16, 2004, we reopened the No. 6 Shaft at Harties to mine high grade areas on a selective basis. We recalled approximately 800 employees previously retrenched from the North West Operations to man this shaft. On
February 18, 2004, we announced the closure of the No. 11 Shaft at Buffels after the revised work practices implemented based on the operational review proved to be unsustainable. As a result, approximately 1,000 employees were retrenched. The total cost of the
July 21, 2003 and March 16, 2004 retrenchments was $7.1 million.

With the continuing strength of the Rand and the decline in the Rand gold price, we entered into a 60-day review period at
Buffels on June 26, 2004, in order to restore profitability. An agreement was reached with all the relevant parties early in August
2004 to close the No. 9 Shaft, but to keep the No. 10 and 12 Shafts in operation, on the condition that certain defined sustainability thresholds were met. This agreement resulted in the retrenchment of 120 employees at this mining operation during fiscal 2005, at a cost of R 3.7 million ($0.6 million). At October 31, 2004, approximately 600 employees were employed at No. 10 and 12 Shafts.
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
On October 6, 2005, we concluded an agreement with Simmer and Jack Limited, or Simmer and Jack, for the sale of our shareholdings in Buffelsfontein subject to certain conditions. These included indemnifying us against any liabilities or obligations that could arise relating to environmental rehabilitation and the management and pumping of underground water. The proposed scheme of arrangement was conditional upon the following:
•
Department of Water Affairs and Forestry, or DWAF, agreeing to substitute us with Simmer and Jack to the extent that
DWAF envisaged imposing further responsibility on us;
•
the acceptance by the High Court of South Africa and the majority of Buffelsfontein’s creditors of a scheme arrangement proposed by Simmer and Jack; and
•
approval by the Competition Commission of South Africa.
On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein proposed by Simmer and Jack and accepted by the majority of Buffelsfontein creditors, including us, was approved and sanctioned by the High Court of South Africa.
Buffelsfontein applied to the High Court for the lifting of its provisional liquidation which was granted on November 1, 2005.

Property

The North West Operations were located in the Klerksdorp Goldfield of the Witwatersrand Basin approximately 100 miles
(161 kilometers) southwest of Johannesburg near the towns of Stilfontein and Klerksdorp, North West Province, and were reached via the R12 Johannesburg-Potchefstroom-Kimberley highway.

The climate of the Highveld area (at an elevation of 5,249 feet (1,600 meters) above mean sea level), where the mine was situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees
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

Accommodation for staff was situated on the property as well as in the neighboring towns of Stilfontein and Klerksdorp. In addition to mining its lease area, Buffels operated and mined the adjoining Harties mineral rights areas and another area pursuant to royalty-based tribute agreements with Lucas Block Minerals Limited, a South African company, and Harties.

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
1997
We acquired Buffels on September 15, 1997.
1999
On August 16, 1999, Buffels acquired both the Harties business assets and Hartebeestfontein from Avgold Limited.
2003
On July 21, 2003, we entered into a 60-day review period of our North West Operations. The process was completed on
September 21, 2003, with approximately 3,000 employees retrenched at a cost of $6.5 million and the placing of certain infrastructure (No. 6 Shaft at Harties) on a care and maintenance program.
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
On October 6, 2005, we concluded an agreement with Simmer and Jack for the sale of its shareholding in Buffelsfontein
Gold Mines Limited subject to certain conditions.
On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein Gold Mines Limited proposed by
Simmer and Jack and accepted by the majority of Buffelsfontein creditors, including us, was approved and sanctioned by the High Court of South Africa.
Buffelsfontein applied to the High Court for the lifting of its provisional liquidation which was granted on November 1,
2005.

Geology and Mineralization

Buffels and Harties were predominantly underground operating mines located within a geographical region known as the
Witwatersrand Basin that exploited gold bearing reefs consisting of Vaal Reef ore and surface sources from previously discarded low-grade rock dumps. The Vaal Reef is an oligomictic, quartz-pebble conglomerate no more than 20 inches (50 centimeters)
thick. Gold is present throughout the reef horizon, but is concentrated on the bottom contact, where carbon commonly forms as a thin seam.
Buffels exploited the Vaal Reef, occurring within the Central Rand Group of the Witwatersrand Supergroup, at the base of the Strathmore formation. The bulk of Buffels Ore Reserves had been mined-out but the infrastructure was being used to access remnant reserves and blocks originally bypassed because of structural complexity. Access from the surface to the underground workings of the mine was through vertical and underground incline shafts. Mining of the reef took place in stope panels. Holes were drilled into the solid rock and were charged with explosives and blasted. The loosened rock was removed from the stope panels and was conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and conveyed to the metallurgical plant for gold extraction.
Similar to Buffels, Harties exploited the Vaal Reef within the Central Rand Group of the Witwatersrand Supergroup.
Gold production at Harties started in 1955 on the Vaal Reef. By the late 1990s the mine had reached a position where its life was dependent on the mining of shaft pillars and scattered remnants. Harties was converted from a high-grade mine with a short life to a medium-grade mine with a longer life. This was achieved in three stages, firstly, by the conversion of the previous owners' mine plan and operating method, secondly, by dropping the pay limits and putting in place a medium-term operational plan including the opening up of old mining areas for remnant mining, and thirdly, developing a sustainable life of mine plan that was supported by areas not included in the previous owners' mining plan due to high pay limits.

Mining and Processing

Metallurgical processing facilities at the North West Operations included two operating plants. All the underground ore was processed by the Buffels or South Plant. All the surface material was processed in the North Plant previously known as the
Low Grade Gold Plant, or LGGP, with limited underground material. These plants had a combined operating capacity of
260,000tpm.
Electricity to the North West Operations was provided from the Kardell and Hermies substation located between Stilfontein and Orkney in the Buffels area. Electricity was supplied directly from the national power grid to these substations at 88,000 volts.
Further substations, located on mine site, transformed the power to 6,600 volts for direct supply to the shaft winder and air compressors. The power supply was further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption was about 852 gigawatt hours, or GWHr, and the maximum demand was about 92 megawatts.
Environmental and Closure Aspects

Dust pollution was addressed through an active vegetation program and selective ridge plowing in areas marked for rehabilitation. The vegetation program for the tailings dams was preceded by a detailed scientific and site-specific evaluation of the tailings complex. Based on the results of the geo-chemical analyses performed, the tailings medium was prepared for vegetation by the addition of lime to neutralize the natural acidic conditions and fertilizer. Vegetation was then established and care was taken to select species endemic to the area. A variety of species selected were then planted to ensure species diversity using either the leaching
(irrigation) or dry land method. Regular monitoring was conducted. To address dust pollution in unvegetated areas, in the short-term, the open surface areas on top of the tailings dam were ridge ploughed mechanically. This method significantly reduced dust re-
suspension. As an additional measure in inaccessible areas, environmentally friendly chemical and organic dust suppressants were employed, where necessary.

With the sale of Buffelsfontein to Simmer and Jack, any liabilities or obligations in connection with the environmental rehabilitation of Buffelsfontein, as well as the management and pumping of underground water are the responsibility of Simmer and
Jack. Simmer and Jack will have the benefit, however, of drawing down against the rehabilitation trust fund which was transferred to the DME upon the provisional liquidation of Buffelsfontein.

Prior Years’ Production

The following table details the operating and production results from the North West Operations for fiscal 2005, noting that the fiscal 2005 results are represented up until March 22, 2005, the date that Buffelsfontein was placed into provisional liquidation:
Year ended June 30,
2005
1
Production
Surface Operations
Ore mined ('000 tons) .............................................................................................................................                                                        976
Recovered grade (oz/ton) ........................................................................................................................                                                     0.028
Gold produced (ounces) ..........................................................................................................................                                                  27,328
Underground Operations
Ore mined ('000 tons) .............................................................................................................................                                                    1,088
Recovered grade (oz/ton) ........................................................................................................................                                                    0.159
Gold produced (ounces) ..........................................................................................................................                                               172,522
Total ounces produced.............................................................................................................................                                               199,850
Results of Operations ($)
Revenues ('000) .......................................................................................................................................                                                 81,538
Production cost ('000)..............................................................................................................................                                               100,695
Non-US GAAP Financial Data
Cash cost per ounce of gold ($)
2
..........................................................................................................                                                       504
Total cost per ounce of gold ($)
2
..........................................................................................................                                                       630

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

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-
emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. A trial date has been allocated by the High Court of South Africa for April 25, 2008.
1
These operating and production results for the Buffels and Harties are for the period ending March 22, 2005, which was the date that Buffelsfontein Gold Mine Limited was placed under provisional liquidation.
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

We developed a program to progressively seal all potential ingress points at Durban Deep. During fiscal 2007, our rehabilitation and environmental closure efforts continued in pursuit of the objectives of the mine’s Environmental Management
Program. A total of 41 hectares of additional vegetation was established on 2L24 Dump and, with the exception of Circular Shaft, all previously operational shafts have now been closed and filled. All plugs used have been approved by the DME which also performs periodic inspections during the sealing phase to monitor progress. However, despite these sealing programs, naturally occurring water conduits and other geological features which are not mine-related and may not be located on mine property will allow surface water, especially storm runoff, to reach underground aquifers. This will eventually cause water levels to rise.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for Durban Deep, in current monetary terms as at June 30, 2007, is $7.9 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the balance sheet. A total of $2.3 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

West Wits

Overview

We own 100% of West Witwatersrand Gold Holdings Limited, or WWGH, which holds West Witwatersrand Gold
Mines Limited, or West Wits. We acquired the entire share capital of WWGH, as well as Consolidated Mining Corporation Limited's loan to WWGH, on April 1, 1996. We also acquired the entire issued share capital and the shareholders' claim and loan account of
East Champ d'Or Gold Mine Limited, a gold mining company with mining title in the West Rand. The mining assets were sold to
Bophelo Trading (Pty) Limited, subsequently renamed, Mogale Gold (Pty) Limited, or Mogale, during fiscal 2004, effectively leading to the closure of the mining operation.

West Wits is situated on the northern edge of the Witwatersrand Basin near the town of Krugersdorp to the west of
Johannesburg.

Property

West Wits was formed out of the northern section of Randfontein Estates located in the West Rand Goldfields, about 22 miles (35 kilometers) west of Johannesburg, Gauteng Province. The mine was reached via the R28 Johannesburg-Krugersdorp highway.

West Wits also had rights to mine on three adjacent mining leases, namely, East Champ d'Or, West Rand Consolidated and
Luipaardsvlei. West Wits had mining title to 8,364 acres (3,790 hectares) and owned 72 acres (29 hectares) of freehold property on which all of its mining operations were situated. These rights were sold to Mogale during fiscal 2004.

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

Mining and Processing

In August 2000, we decided to cease all operations at both the underground and open pit operations at West Wits. This decision was taken after the South African government withdrew the water pumping subsidy. Without the subsidy, mining at West
Wits became prohibitively expensive. The mining operation is an agglomeration of old mines on the Randfontein Basin separated from the main part of the Witwatersrand Basin by a geological structure known as the Witpoortjie Horst. Over fifteen different gold-
bearing pebble horizons have been mined. Ore has been mined from outcrops at the surface down to a maximum depth of 5,900 feet
(1,798.3 meters).

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

Environmental and Closure Aspects

Underground mining at West Wits ceased as of August 2000. We are required to affect environmental closure at West Wits although certain aspects of this have been assumed by Mogale. Commensurate with the decision to close these operations, a detailed closure program was prepared and submitted to the DME in December 2000. The drafting of the program was preceded by a comprehensive risk assessment process, during which both residual and latent environmental risks and impacts were identified and prioritized. The risks identified are currently being addressed by West Wits, in accordance with the closure program submitted to the
DME. In order to mitigate the impact of windblown dust from dormant tailings dams in proximity to surrounding communities, dust monitoring and mitigating measures are implemented as required. These surface deposits have been purchased by Mogale, who are actively prospecting to determine mining potential and are therefore not being vegetated at present.

Shaft rehabilitation is continuing. This will in effect reduce the ingress of surface water to the groundwater system.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for West Wits, in current monetary terms as at June 30, 2007, is $1.3 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the balance sheet. A total of $2.0 million has been contributed to the
Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Legal Proceedings

Securities class action

On June 13, 2005, a securities class action was filed in the United States District Court for the Southern District of New
York against us and two of our former officers. Since then, four nearly identical securities class action complaints were filed against us and the same officers. The cases were consolidated and a consolidated amended complaint was filed. Neither us, nor the individual defendants were formally served with any complaint regarding these matters.

The actions were allegedly filed on behalf of purchasers of our shares during two purported class periods spanning from
October 23, 2003, to February 25, 2005. The complaints alleged generally that we and the individual defendants made false and misleading public statements regarding, among other things:
• the restructuring of our North West Operations in South Africa;
• our ability to reduce the negative impact of the increasing value of the South African Rand; and
• the strength of our balance sheet.
We defended the lawsuits brought against us and our officers named in the complaints. Our attorneys filed an application to dismiss the plaintiffs’ case and on January 31, 2007, the US District Court issued an order directing the Clerk of the Court to enter judgment dismissing the class actions.

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

We have not instituted any actions against the recipients of our shares in this transaction as each of these entities had ceded to us their claims against the companies in the Rawas group in exchange for those shares. In July 2003, we, DRD Australia Pty
Limited and DRD Australasia Aps instituted action in the High Court of South Africa, against Messrs. R.A.R. Kebble, M. Prinsloo,
J. Stratton and H. C. Buitendag and JCI Limited. The following claims are being pursued:
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
• R77.0 million ($12.3 million) being profits made by third parties who were issued our shares at the time; and
• R4.7 million ($0.8 million) being costs incurred to validate the shares invalidly issued.
Pleadings in these matters have closed. Attempts at settling this case with JCI have failed. However, a dispute has arisen as to whether or not the matter had been settled between the parties, JCI alleged that a settlement was reached and we have contested this allegation. A trial date has been allocated for January 30, 2008, so that the High Court of South Africa can make a ruling on whether the matter was settled between the parties. All related matters have been put on hold pending the decision of the High Court of South Africa on January 30, 2008.

Liquidation of Buffelsfontein

On March 22, 2005, Buffelsfontein (which owns the North West Operations) was placed under provisional liquidation after an earthquake damaged its No. 5 Shaft. Buffelsfontein had up until the date of provisional liquidation, maintained the underground water levels in the area by pumping water from underground to surface at three of its own shafts, as well as the Margaret Shaft of the neighboring Stilfontein Gold Mines Limited, or Stilfontein. The latter arrangement occurred in terms of an agreement entered into in
1992 between Stilfontein and Hartebeestfontein Gold Mines Limited, or Hartebeestfontein. Hartebeestfontein became a wholly-
owned subsidiary of Buffelsfontein when Buffelsfontein subsequently acquired Hartebeestfontein.

In April 2005, Anglo Gold Ashanti Limited, or Anglo Gold Ashanti, brought proceedings before the High Court of South
Africa for an order to compel us to continue with the pumping operations after it was announced that Buffelsfontein had been placed into provisional liquidation. Relief was also sought against the relevant government departments to either assume responsibility for, or contribute to the pumping of underground water. These proceedings were postponed after the DWAF issued various directives under Section 19 of the Water Affairs Act against us, the provisional liquidators of Buffelsfontein, Harmony Gold, Anglo Gold
Ashanti and Stilfontein to continue with pumping operations and to contribute to pumping costs in equal shares. A total of three directives have been issued, the last of which expired on October 21, 2005.

On October 6, 2005, we entered into an agreement with Simmer and Jack for the sale of our shareholding in Buffelsfontein subject to certain conditions and approval by the High Court of South Africa. These conditions included indemnifying us against any liabilities or obligations that could arise relating to environmental rehabilitation and the management and pumping of underground water. The proposed scheme of arrangement was conditional upon DWAF agreeing to substitute us with Simmer and Jack to the extent that DWAF envisaged imposing further responsibility on us. On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein proposed by Simmer and Jack and accepted by the majority of Buffelsfontein creditors, including us, was approved and sanctioned by the High Court of South Africa. Buffelsfontein applied to the High Court for the lifting of its provisional liquidation which was granted on November 1, 2005.

In terms of the DWAF directives, subsequent to the provisional liquidation of Buffelsfontein, we incurred pumping costs of approximately R8.2 million ($1.3 million).

Other Proceedings

In 2000 we became aware of certain irregular transactions and we are currently pursuing the recovery of losses resulting from these irregular transactions through legal claims.

The Supreme Court of Western Australia ordered all parties to submit to mediation of their disputes, which was held during
December 2006. The mediation per se did not result in any settlement. The current status of these matters is the following:
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
•       On June 7, 2002, we instituted action against Mr. C. Mostert, Mr. J. Stratton, Advent Investors (Pty) Limited, Leadenhall
Australia Limited, Noble Investments (Pty) Limited and Mr. T. Lebbon for unauthorized and undue payment of A$5.9 million ($3.4 million) in connection with the purchase of 11,150,000 shares, of Continental Goldfields Limited, a publicly traded company in Australia. This action was stayed on April 2, 2007 pending the decision by the High Court of South
Africa as to whether settlement was reached in the Rawas case.
•      In March 21, 2003, DRD Australasia Aps and DRD Australia Pty Limited instituted action against Mr. C. Mostert in relation to the over payment to Goldspark Limited of A$260,000 ($0.2 million) pursuant to an agreement for the purchase of
7,140,000 shares in Dome from Goldspark Limited as well as an undue and unauthorized payment to Transit Securities Inc of A$2.0 million ($1.2 million). This matter was settled on the basis detailed below.
•      A deed of settlement was concluded with Mr. C. Mostert pursuant to which he agreed to pay a settlement amount by
August 31, 2007, in settlement of any claim arising from, or connected with the proceedings, or circumstances, or allegation giving rise to, or referred to in the above and other proceedings. This settlement amount was received by us on August 27,
2007.

Mr. M. Silver and Fairchoice Limited have brought an action against us and Dome in the Supreme Court of New South
Wales, Australia seeking to enforce a contract under which Dome agreed to pay, and we agreed to guarantee, a payment of $475,000 to Mr. M. Silver upon his retirement from the board of directors of Dome. Mr. M. Silver retired from Dome's board of directors in
May 2000. The contract was also entered into in May 2000. However, we believe that this contract is not enforceable as it was not authorized by our directors or shareholders nor was it authorized by Dome's directors or shareholders. Therefore, we and Dome have not made any payment to Mr. M. Silver. On June 29, 2007 judgment was delivered by the Supreme Court of New South Wales in favor of Mr. M. Silver for payment of an amount of A$780,000 ($0.7 million). We still believe that this action is without merit and have commenced appeal proceedings against the judgment.

On May 20, 2003, a summons was issued by our former chairman, Mr. R.A.R. Kebble and his son, Mr. B. Kebble, against us, our executive chairman, Mr. M.M. Wellesley-Wood and Associated Intelligence Network (Pty) Limited, or AIN. AIN is a private investigator firm. Their claim is based on allegations that we hired AIN to invade their privacy by obtaining personal information about them and to cause them embarrassment and commercial harm. They seek compensation for damages suffered as a result of these alleged actions in an amount of R1.0 million ($0.2 million) each from us, Mr. M.M. Wellesley-Wood and AIN jointly and severally. In addition, they seek punitive damages in a total amount of R10.0 million ($1.6 million) from us and AIN jointly and severally. The punitive damages claim is unique under South African law. Initial hearings have taken place to decide a preliminary point raised by us that no such claim exists in South African law. The court has ruled against us on a technicality, making a ruling to the effect that the trial court will hear and adjudicate this issue. We will continue to defend against these claims.

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

On April 22, 2002, we issued a summons in the High Court of Johannesburg against JCI Limited and CAM Limited for payment of R21.6 million ($3.4 million) plus interest for option fees on shares that we held in Randgold and Exploration Limited, and in respect of which we extended an option to purchase to JCI Limited and CAM Limited against payment of an agreed option fee, plus a further claim for the reimbursement of costs, totaling R3.0 million ($0.5 million) which we had incurred on behalf of the defendants in the attempted corporate reconstruction of Western Areas Limited and Randfontein Estates Gold Mine Limited. The
matter was heard on August 30, 2004. At this date partial settlement of certain small claims related to the larger JCI Limited and
CAM Limited claim, to the value of R2.4 million ($0.4 million), was awarded to us by the High Court of Johannesburg. On October
21, 2004, the High Court of Johannesburg ordered JCI Limited and CAM Limited to pay us an amount of R35.7 million
($5.5 million), plus interest and costs, including the costs of two of our legal counsel. JCI Limited’s and CAM Limited’s counterclaim to recover the earlier part-payment was also dismissed with costs. JCI Limited and CAM Limited made an application to the High Court of Johannesburg for leave to appeal, which was rejected. In fiscal 2005, we received full payment of this claim.

On September 23, 2002, we and Harmony Gold Mining Company Limited, another South African gold mining company, filed a complaint with the South African Competition Commission against Mittal Steel (previously Iscor), a South African steel producer. The complaint alleges that Mittal Steel is abusing its dominant position by charging excessive prices for its local flat steel products and providing inducements for steel purchasers to refrain from importing competing steel products. The Competition
Commission dismissed our claim, and the matter has since been referred to the Competition Tribunal, who has the authority to overrule the determination of the commission. On the March 27, 2007 the Competition Tribunal delivered its judgment in terms of which the Tribunal made the following findings:
•      that Mittal Steel has abused its dominant position by engaging in excessive pricing; and
•      that Mittal Steel did not induce customers not to deal with its competitors.
On the September 6, 2007, the Competition Tribunal imposed an administrative penalty of R691.8 million ($97.8 million)
against Mittal Steel. Mittal Steel has now filed its Notice of Appeal with the Competition Appeal Court challenging the decision of the Competition Tribunal. It is estimated that the appeal will take place in the middle of 2008.
On August 2, 2006 and September 4, 2006, two virtually identical applications were brought against the Company and its directors for relief under the MPRDA, by the Legal Resources Centre on behalf of the residents of two communities, Davidsonville and Kagiso, who reside adjacent to tailings deposition sites of the now dormant Durban Deep mine, and at West Wits mine, respectively. Whilst no financial compensation is sought, the communities are seeking orders for the revision of the EMPs of both sites, and for the sites to be rehabilitated and closed in accordance with the standards of the MPRDA. Whilst we are challenging the sustainability of the legal basis on which the claims have been brought, as well the extent of the relief sought we have:
•       in respect of the Davidsonville action, accelerated certain rehabilitation measures which would effectively address dust issues; and
•      in respect of the Kagiso action, engaged the new owners of deposition sites, Mogale. Mogale recognize these tailings as an inferred resource and in collaboration with us implement interim dust suppression measures pending their receipt of prospecting and mining permits for these sites.
Although the High Court has allocated dates for the hearing in April and May 2008 for these matters, the parties are still engaging in settlement negotiations with a view to avoid further litigation.
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
We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property.
On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. A trial date has been allocated by the High Court of South Africa for April 25, 2008.
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

5A. OPERATING RESULTS

Business overview
We are a gold mining company engaged in underground and surface gold mining, including exploration, extraction, processing and smelting. We have operations comprising underground and open-pit mining and surface retreatment operations, including the requisite infrastructure and metallurgical processing plants. Our operations are currently located in South Africa and during fiscal 2007 we also had operations in Papua New Guinea and Fiji. During the fiscal years presented in this Annual Report we divide our worldwide operations into two geographic regions, based on revenue generated from the location of the seller, as follows:
•      South Africa comprising the deep-level Blyvoor and ERPM operations, in addition to the Crown surface retreatment operation (“South African Operations”).
•      Australasia comprising Tolukuma, a 20% interest in the unincorporated Porgera Joint Venture, or Porgera, and
Vatukoula (“Australasian Operations”). On March 28, 2007, Emperor sold all of its Fijian assets, including the
Vatukoula mine. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on
October 22, 2007, we sold our entire shareholding in Emperor to several institutional investors.

In fiscal 2007, the South African Operations accounted for 70% of our total production, 98% of our Ore Reserves, a
$5.9 million net profit after tax and 54% of our total assets. The Australasian Operations accounted for 30% of our total production, 2% of our Ore Reserves, a net loss after tax of $175.0 million and 46% of our total assets.

Exploration activities are undertaken in South Africa and, up until October 22, 2007, were also undertaken in Papua New
Guinea.

From 1895 to 1997, our principal mining operation was the Durban Deep mine. Up to 1999, our general growth strategy was to acquire existing under-performing mines in South Africa at relatively low acquisition costs, and turn them into profitable business units by introducing low-cost mining methods and reducing costs through employing our experience in managing marginal gold mines to more efficiently utilize existing infrastructures. From 1999 to 2006 our focus was to expand our operations outside of South Africa by acquiring lower cash cost and higher margin mines than those in South Africa, through the acquisition of Tolukuma, our 20% interest in Porgera and our 78.9% interest in Emperor (Vatukoula). With the recent exit from our
Australasian operations our strategy has now changed to refocus on our operations in South Africa. We intend to use the proceeds we received from the disposal of our Australasian operations to stabilize our mature underground mining operations, to expand our retreatment of surface tailings to recover gold, and to aggressively pursue our program of brownfields exploration in South
Africa.

An increase in revenue, offset by increased operational costs and a loss arising from our discontinued operations has resulted in a weakening of our results for fiscal 2007 in comparison to fiscals 2006 and 2005. In fiscal 2007, there was a notable decrease in our mining assets, following the disposal of Vatukoula during the year and the classification of the Porgera Joint
Venture as held for sale. Our working capital deficit in fiscal 2007 increased primarily as a result of the short-term portion of the long-term loans in Emperor, which were repaid in the first quarter of fiscal 2008.

As at June 30, 2007, we had Ore Reserves of approximately 6.3 million ounces, compared to 8.8 million ounces as at
June 30, 2006. The decrease in our Ore Reserves was mainly as a result of the closure and subsequent disposal of Vatukoula and our interest in the Porgera Joint Venture.

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
The following table indicates the movement in the Dollar gold spot price for the 2007, 2006 and 2005 fiscal years:
2007 fiscal year
2006 fiscal year
% change
Opening gold spot price on July 1, .................................. $599 per ounce $437 per ounce 37%
Closing gold spot price on June 30, ................................. $651 per ounce $599 per ounce 9%
Lowest gold spot price during the fiscal year .................. $561 per ounce $418 per ounce 34%
Highest gold spot price during the fiscal year.................. $691 per ounce $726 per ounce -5%
Average gold spot price for the fiscal year ...................... $638 per ounce $526 per ounce 21%
2006 fiscal year
2005 fiscal year
% change
Opening gold spot price on July 1, .................................. $437 per ounce $396 per ounce 10%
Closing gold spot price on June 30, ................................. $599 per ounce $437 per ounce 37%
Lowest gold spot price during the fiscal year .................. $418 per ounce $387 per ounce 8%
Highest gold spot price during the fiscal year.................. $726 per ounce $454 per ounce 60%
Average gold spot price for the fiscal year ...................... $526 per ounce $421 per ounce 25%
2005 fiscal year
2004 fiscal year
% change
Opening gold spot price on July 1, .................................. $396 per ounce $346 per ounce 14%
Closing gold spot price on June 30, ................................. $437 per ounce $396 per ounce 10%
Lowest gold spot price during the fiscal year .................. $387 per ounce $343 per ounce 13%
Highest gold spot price during the fiscal year.................. $454 per ounce $427 per ounce 6%
Average gold spot price for the fiscal year ...................... $421 per ounce $389 per ounce 8%

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
•
Rand gold price (based on average prices for the year) increased from R2,630 per ounce, in fiscal 2005, to R3,377 per ounce in fiscal 2006 (a 28% increase from fiscal 2005) and R4,605 per ounce in fiscal 2007 (a 36% increase from fiscal 2006).
•
Australian gold price (based on average prices for the year) increased from A$562 per ounce, in fiscal 2005, to
A$705 per ounce in fiscal 2006 (a 25% increase from fiscal 2005) and A$812 per ounce in fiscal 2007 (15%
increase from fiscal 2006).

Gold production and production costs
Attributable gold production from our continuing operations totaled 378,677 ounces during fiscal 2007, in comparison to
370,766 ounces in fiscal 2006, and 328,216 ounces in fiscal 2005. Porgera, Vatukoula and the North West Operations (our
discontinued operations) recorded production of 98,480 ounces in fiscal 2007, 156,635 ounces in fiscal 2006 and 395,244 ounces in fiscal 2005.

Our costs and expenses consist primarily of production costs, royalties and depreciation and amortization. Production costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of gold. Labor is the largest component of production costs, constituting 39% of production costs for fiscal 2007, as the majority of our mining operations are deep level underground mines which are more labor intensive.

At our continuing South African Operations (including our attributable share of production from our associates), production increased from 251,902 ounces in fiscal 2005, produced from 9.8 million tonnes milled at an average yield of 0.80g/t, to 315,976 ounces in fiscal 2006, produced from 12.3 million tonnes milled at an average yield of 0.80g/t, and to 334,496 ounces in fiscal 2007, produced from 14.8 million tonnes milled at an average yield of 0.70g/t. During fiscal 2007, the average Rand gold price strengthened by 36%, creating an opportunity to mine ore grades that were previously seen to be unprofitable. Blyvoor produced 151,269 ounces from 4.4 million tonnes milled at an average yield of 1.07g/t in fiscal 2007, in comparison with
159,693 ounces from 4.3 million tonnes milled at an average yield of 1.15g/t in fiscal 2006 and 161,878 ounces, produced from
3.5 million tonnes milled at an average yield of 1.43g/t in fiscal 2005. The decrease in the grade noted in fiscals 2007 and 2006 was due to a decision taken to move out of seismically active areas, resulting in lower grades being mined. Crown produced
103,011 attributable ounces from 8.4 million attributable tonnes milled at an average yield of 0.38g/t in fiscal 2007, in comparison with 75,959 attributable ounces from 6.2 million attributable tonnes milled at an average yield of 0.38g/t in fiscal 2006 and 45,424 attributable ounces, produced from 3.6 million attributable tonnes milled at an average yield of 0.40g/t in fiscal 2005. ERPM produced 80,216 attributable ounces from 2.0 million attributable tonnes milled at an average yield of 1.23g/t in fiscal 2007, in comparison with 80,324 attributable ounces from 1.8 million attributable tonnes milled at an average yield of 1.37g/t in fiscal
2006 and 44,600 attributable ounces, produced from 0.9 million attributable tonnes milled at an average yield of 1.55g/t in fiscal
2005. The fiscal 2007 and fiscal 2006 production at Crown and ERPM represents 100% of the production from December 1, 2005:
Prior to this date we owned 40% of Crown and ERPM.

At our continuing Australasian Operation, comprising Tolukuma, production decreased from 76,314 ounces in fiscal
2005, produced from 0.2 million tonnes milled at an average yield of 11.25g/t, to 54,790 ounces, produced from 0.2 million tonnes milled at an average yield of 8.83g/t in fiscal 2006, and then decreased to 44,181 ounces, produced from 0.2 million tonnes milled at an average yield of 7.43g/t in fiscal 2007. Safety concerns at Tolukuma led to a suspension of mining from the Gulbadi area, significantly reducing underground tonnage. This, together with problems related to inventory and cash flow, led to mill feed being sourced primarily from low grade surface stockpiles. A major breakdown of the SAG mill also had a negative impact on production.

Due to the significantly lower production at our continuing Australasian Operation and higher costs, this operation produced at a cash cost
1
of $911 per ounce and a total cost
2
of $1,609 per ounce in fiscal 2007, compared with our South African Operations that produced at a cash cost of $532 per ounce and a total cost of $605 per ounce in fiscal 2007.
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
“Operating Results.”

General economic factors
As at November 30, 2007, we have three operations in South Africa and we are exposed to a number of factors, which could impact on our profitability, resulting from exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations
For the year ended June 30, 2007, approximately 70% of our total revenues were generated in South Africa, and approximately 30% of our total revenues were generated from our Australasian Operations. Most of our production costs were denominated in local currencies, such as the South African Rand, the Papua New Guinean Kina and the Fiji Dollar. In fiscal 2007, we derived 100% of our revenues in Dollars and incurred approximately 80% of our production costs in these local currencies.
Fiscal 2007 was marked by more consistency in the Dollar, leading to a weakening in the Rand-Dollar exchange rate, which accounted for a $65 per ounce, or 11%, decrease in cash costs per ounce for our South African Operations from fiscal 2006 to fiscal 2007. This follows the trend noted in fiscal 2006 which was marked by a stabilization of the prior year trends of the weakening of the Dollar against the Rand. In fiscal 2006, this currency movement accounted for a $16 per ounce, or 3%, decrease in cash costs per ounce for our South African Operations from fiscal 2005. As the price of gold is denominated in Dollars and we realize our revenues in Dollars, the depreciation of the Dollar against these local currencies reduces our profitability, whereas the appreciation of the Dollar against these local currencies increases our profitability. Based upon average rates during the respective years, the Rand weakened by 12% against the Dollar in fiscal 2007 compared to fiscal 2006 and weakened by 3% from fiscal
2005 to fiscal 2006. This has led to an effective increase of 9% in the average Rand gold price in fiscal 2007 and an increase of
3% in fiscal 2006. The Kina, based on average rates in the respective fiscal years, strengthened by 3% against the Dollar in fiscal
2007 and strengthened by 7% in fiscal 2006. The Australian Dollar, based on average rates in the respective fiscal years, strengthened by 5% against the Dollar in fiscal 2007 and weakened by 1% in fiscal 2006.

As an unhedged gold producer we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements of the Rand, Kina, Fiji Dollar and Australian Dollar. If
revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our operations or to continue the development of some or all of our projects. Our weighted average total costs per ounce for our continuing operations was $722 per ounce of gold produced in fiscal 2007, $541 per ounce of gold produced in fiscal 2006 and $594 per ounce in fiscal 2005. The average gold price received, from continuing operations, was $627 per ounce in fiscal 2007, $536 per ounce in fiscal 2006 and $423 per ounce in fiscal 2005.

In addition, to fund local operations and comply with South African exchange controls, we hold funds in local currencies, such as the Rand, Kina, Fiji Dollar and Australian Dollar. The Dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, our cash and cash equivalents reported in Dollars could change. At June 30, 2007, approximately
78% of our cash and cash equivalents (including restricted cash), being $14.9 million, were held in such currencies, compared with 52%, or $35.3 million, at June 30, 2006, and 64%, or $14.8 million, at June 30, 2005.
Effect of inflation
In the past, our operations have been materially adversely affected by inflation. As we are unable to control the prices at which our gold is sold, if there is a significant increase in inflation in the countries in which we operate, without a concurrent devaluation of the local currency or an increase in the price of gold, our costs will increase, negatively affecting our operating results.

The movements in the Rand/Dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate, as measured by the South African Consumer Price Index, or CPIX, are set out in the table below:
Year ended June 30,
2007
(%)
2006
(%)
2005
(%)
The average Rand/Dollar exchange rate weakened/(strengthened) by 12.3 3.3 (9.8)
Less: CPIX (inflation rate)............................................................................................................ 6.4 4.3 3.5
Net effect ......................................................................................................................................
5.9              (1.0)           (13.3)
The South African CPIX inflation rate has increased in fiscal 2007. The weakening in the exchange rate in fiscal 2007 and fiscal 2006 has offset the effect on profitability experienced as a result of the movement in the CPIX inflation rate, as illustrated above.

The movement in the Kina/Dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the Papua New Guinea CPIX, are set out in the table below:
Year ended June 30,
2007
(%)
2006
(%)
2005
(%)
The average Kina/Dollar exchange rate weakened /(strengthened) by (3.2) (6.6) (3.9)
Less: CPIX (inflation rate)............................................................................................................ 2.5               1.9                0.9
Net effect ......................................................................................................................................
(5.7)             (8.5)              (4.8)
The Papua New Guinea CPIX inflation rate has increased from fiscal 2005 to fiscal 2007. The strengthening of the Kina against the Dollar has exacerbated the effect on profitability experienced as a result of the movement in the CPIX inflation rate.
The movement in the Fiji Dollar/Dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the Fiji Island Bureau of Statistics, are set out in the table below:
Year ended June 30,
2007
(%)
2006
(%)
2005
(%)
The average Fiji Dollar/Dollar exchange rate weakened /(strengthened) by (3.0) 1.6 (4.9)
Less: CPIX (inflation rate)............................................................................................................ 3.0                2.0               2.8
Net effect ......................................................................................................................................
(6.0)              (0.4)             (7.7)
The Fiji CPIX inflation rate has increased in fiscal 2007 following a decrease in fiscal 2006 compared to fiscal 2005, with a strengthening in the exchange rate noted in fiscals 2007 and 2005.
South African political, economic and other factors
We are a South African company and subsequent to the sale of our stake in Emperor all our operations are based in South
Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally. South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for companies and individuals have been incrementally relaxed. It is, however, impossible to predict when the South African Government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common
Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see Item 10D.: “Exchange controls.”
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
Papua New Guinea and Fiji political, economic and other factors
Our operations based in Papua New Guinea and Fiji were also subject to political and economical uncertainties, including the risk of civil rebellion, expropriation, nationalization, renegotiation of existing contracts, mining licenses and permits, changes in laws or taxation policies, currency exchange restrictions and international monetary fluctuations.
To enable cash surpluses from Papua New Guinea companies to be applied to entities in Australia or Fiji, the exchange control and taxation regimes of Papua New Guinea had to be complied with. If a Papua New Guinea operating company is to lend money to, borrow money from or pledge security to, for or on behalf of an Australian or Fiji entity an approval will be required from the Papua New Guinea Central Bank. Whether that approval is granted depends on the precise nature and terms of the proposed transaction. The Papua New Guinea Central Bank does not provide prospective rulings. Before any funds can be remitted out of Papua New Guinea over a limit of Kina 200,000 in any one calendar year a tax clearance must be obtained from the Internal Revenue Commission of Papua New Guinea. This applies to both the remittance of declared dividends and the remittance of advanced funds. If the Papua New Guinea operating company has outstanding filings or taxes due, the approval will be withheld until the taxation affairs are put in order. There is a dividend withholding tax on funds remitted out of Papua New
Guinea as dividends and if funds are borrowed from overseas a withholding tax on interest. There are certain special arrangements applicable to borrowings by mining companies and if structured appropriately the Papua New Guinea operating entities might be able to avail themselves of certain exemptions from interest withholding tax. The Papua New Guinea requirements will be additional to any requirements of Fiji or Australian authorities on the other end of any intercompany transaction.
Due to a change in Fijian tax legislation, a withholding tax is now payable on interest on intercompany loans.

Recent acquisitions and dispositions
The global gold mining industry has experienced active consolidation and rationalization activities in recent years.
Accordingly, we have been, and may continue to be, involved in acquisitions and dispositions as part of this global trend and to identify value-adding business combinations and acquisition opportunities. To ensure that our Ore Reserve base is maintained, or increased, we are currently focusing on organic growth from our existing operations and brownfields exploration in South Africa.
Purchase of the Top Star Dump

On August 28, 2006, we concluded an agreement with Anglo Gold Ashanti Limited, or Anglo Gold Ashanti, to purchase the remaining extent of Erf 1 Park Central Township, better known as “The Top Star Dump”, in central Johannesburg for an amount of
R8.0 million ($1.1 million). In addition, a further R24.0 million ($3.4 million) is expected to be spent on the infrastructure that will enable us to process the dump. The Top Star Dump has been evaluated geostatistically by us and reviewed independently by RSG
Global and has a probable reserve of 5.1 Mt, at a grade of 0.755 g/t.

On August 30, 2006, the Provincial Heritage Resources Authority of Gauteng, or PHRAG, published a notice in the
Gauteng Provincial Gazette in terms of which the dump was provisionally protected for a period of two years. We lodged an appeal against the decision to issue the protection order, and on October 30, 2007 the PHRAG withdrew the protection order.

West Rand Joint Venture

On April 26, 2007, we and Mintails Limited, or Mintails, announced the formation of a joint venture company to explore, evaluate and potentially mine gold and uranium by opencast and underground mining methods in the Western Rand Goldfield of
South Africa's Witwatersrand Basin. Following discussions initiated during the fourth quarter of 2006, the joint venture company stakeholders, we, Mintails SA (Pty) Limited, or Mintails SA, a wholly owned subsidiary of Mintails, and Mineral and Mining
Reclamation Services (Pty) Ltd, or MMRS, have agreed to consolidate their West Rand Goldfield projects comprising Rand Leases,
Durban Roodepoort Deep, East Champ D'Or, Luipaardsvlei and West Rand Consolidated (including West Wits). The joint venture company’s goal is to reevaluate and restart mining on the West Rand goldfield, which forms part of the Witwatersrand Basin in South
Africa's Gauteng province. Initially, we and Mintails SA will hold 45% each in the joint venture company and MMRS the remaining
10%.

Ergo Mining Joint Venture

On June 7, 2007, we and Mintails announced the formation of the Ergo Mining Joint Venture between Mintails SA and
DRDGOLD SA. Following discussions initiated in the first quarter of 2007, the Ergo Mining Joint Venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA would contribute one fully refurbished carbon-in-leach, or
CIL, circuit at the Brakpan plant and DRDGOLD SA would contribute the Elsburg tailings complex, comprising approximately
180 Mt of tailings. Mintails SA and DRDGOLD SA would each own 50% of the Ergo Mining Joint Venture.

The Ergo Mining Joint Venture acquired from Anglo Gold Ashanti significant gold-bearing tailings materials created from historical gold production and remaining infrastructure surrounding Ergo, a surface reclamation operation on South Africa's East
Rand goldfields which was discontinued by Anglo Gold Ashanti in 2004. It is envisaged that the Ergo Mining Joint Venture, together with the additional tailings resources and infrastructure acquired from Anglo Gold Ashanti, will create significant potential for the processing of surface gold tailings on the East Rand goldfields. Over its 25-year history, Ergo processed more than 890 Mt of tailings material on the East Rand and produced approximately 8.2 million ounces of gold and 5.5 million pounds of uranium through two plants, Brakpan and East Daggafontein. These two plants were purchased by Mintails SA in 2006.

The Ergo Mining Joint Venture entered into a sale of assets agreement with Anglo Gold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of Ergo for a consideration of R42.8 million ($6.1 million). These assets will be operated by the Ergo Mining Joint Venture for its own account, under the Anglo Gold Ashanti authorizations, until new order mining rights have been obtained. These assets, comprising servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material, provide a platform to consolidate these tailings assets with the Elsburg tailings.

The Ergo Mining Joint Venture would be managed by Crown, which has treated more than 200 Mt of sand and slime and produced approximately 2.8 million ounces of gold through its plants. The initial phase of the project envisaged the refurbishment of one CIL circuit at the Brakpan plant which would have the capacity to treat an estimated 1.25 Mt of tailings per month. The process would involve the treatment of tailings from the Elsburg tailings complex through the Brakpan plant with residue being deposited on the East Daggafontein deposition site.

On November 26, 2007, we announced that DRDGOLD SA signed a binding term sheet with Mintails SA its partner in the previously announced Ergo Mining Joint Venture, which provides for significant expansion of the joint venture through:
•      the planned refurbishment over the next 36 months of all infrastructure at the Brakpan plant, to increase capacity from one
CIL gold recovery circuit to a plant capable of processing tailings for the recovery of gold, uranium and sulphuric acid; and
•      substantially increasing available tailings material from 180 Mt to up to 1,700 Mt, by securing rights over tailings dumps and slimes dams in the region.
The expanded Ergo Mining Joint Venture will pursue feasibility studies to refurbish and re-open the full Brakpan plant, which historically produced gold, uranium and sulphuric acid. Through this expansion, the Ergo Mining Joint Venture partners have endorsed the strategy of pursuing a consolidation of all their available and unexploited surface gold and uranium assets on the East
Rand.
Phase I of the Ergo Mining Joint Venture involves the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15 Mt of tailings a year, for the recovery of some 75,000 ounces of gold a year. Phase II, now under investigation, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants.
Agreements have been concluded for:
•      the acquisition by the Ergo Mining Joint Venture of additional tailings properties and the Withok deposition complex from
Anglo Gold Ashanti for a payment of R45.0 million ($6.4 million) and assumption of rehabilitation obligations; and
•      the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some
105 Mt, from Pamodzi Gold Limited. These properties will form part of the Mintails SA contribution to the expanded Ergo
Mining Joint Venture.
The acquisition of the Withok deposition site will provide the expanded Ergo Mining Joint Venture with extensive additional deposition capacity commensurate with the substantial increases in tailings material and processing capacity.
The arrangements between the Ergo Mining Joint Venture partners have been structured to provide for the contribution of assets and funding to the operation on a 50:50 basis. The Ergo Mining Joint Venture acquisitions are subject to regulatory review, completion of definitive agreements, corporate and other approvals.
DRDGOLD SA
On July 6, 2005, we signed a Memorandum of Understanding with Khumo Bathong Holdings (Pty) Limited, or KBH, regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations. The purpose of the transaction was to bring us into full compliance with the 10-year, 26% black economic empowerment equity requirement as stipulated in the Mining
Charter of South Africa.
On July 20, 2005, we acquired from the IDC, all the debt which it held against Crown and ERPM for a consideration which was settled through the issue of 4,451,219 of our ordinary shares, which at the date of issue, represented approximately $4.3 million
(R28.9 million).
On October 27, 2005, our board of directors approved the extension of our existing black economic empowerment structure with Khumo Gold to cover all of our South African assets. The transaction was facilitated by the Industrial Development Corporation of South Africa, or IDC, which agreed to a debt restructuring in Crown. The new structure resulted in Khumo Gold acquiring, initially, a 15% interest in a newly created vehicle, DRDGOLD SA, which holds a 100% interest in ERPM, Crown and Blyvoor. We initially retained an 85% interest.
On November 18, 2005, we subscribed for $4.8 million (R31.8 million) new Khumo Gold preference shares. The proceeds from these preference shares were used by Khumo Gold to settle an existing loan to KBH of $1.2 million (R7.9 million), subscribe for $0.6 million (R4.1 million) new preference shares in ERPM, subscribe for $0.4 million (R2.7 million) new preference shares in
Crown, subscribe for $0.6 million (R3.9 million) new preference shares in Blyvoor and subscribe for an initial 15% of the issued ordinary shares in DRDGOLD SA for $2.0 million (R13.2 million). Khumo Gold was granted an option, exercisable over three years, to acquire a further 11% interest in DRDGOLD SA for the payment consideration of $1.4 million (R9.3 million). This further equity tranche included a 6% stake to be placed in a new employee trust.
On December 11, 2006, Khumo Gold exercised the option and acquired from us a further 50,000 ordinary shares in
DRDGOLD SA for a total cash consideration of $0.6 million (R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased to 20%. In addition, Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million
(R5.1 million). After exercising the option, the trust's shareholding in DRDGOLD SA is 6%. Furthermore, Khumo Gold and the
employee trust subscribed for $1.6 million (R11.2 million) new preference shares in ERPM, subscribed for $0.2 million (R1.7 million) new preference shares in Crown and subscribed for $0.4 million (R2.7 million) new preference shares in Blyvoor. We financed the transaction through the subscription of a further $1.6 million (R11.4 million) preference shares in Khumo Gold and by extending a loan to the employee trust of $1.9 million (R13.6 million).

Emperor

Over the period December 2002 to July 2004, we acquired a 45.33% interest in Emperor, an Australian listed gold mining company with a single gold mine based in Vatukoula, Fiji, and exploration assets in Fiji.

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
million.

With effect from August 3, 2004, Emperor’s board of directors appointed our former Chief Executive Officer,
Mr. M.M. Wellesley-Wood, as Managing Director of Emperor and our Divisional Director: Australasian Operations at the time,
Mr. R.L. Johnson, as a Non-Executive Director of Emperor. With effect from October 5, 2005, Emperor’s Board appointed our former Chief Operating Officer, DRDGOLD Australasia, Mr. M.P. Marriott, as an Executive Director. Subsequently, Mr. M.P.
Marriott resigned on March 9, 2006, Mr. M.M. Wellesley-Wood and Mr. R.L. Johnson resigned on June 26, 2006.

On July 11, 2005, Emperor announced the finalization of a financial and operational restructuring package aimed at returning Emperor to positive cash flow and creating a sustainable, long-term future for Emperor and its operations. An A$10.0 million Convertible Loan Facility was negotiated by the independent directors of Emperor. The financing package also included an agreement with ANZ Bank, subject to a number of conditions, for the restructuring of Emperor’s debt servicing obligations. The
ANZ Bank also consented to the Convertible Loan Facility and the related security. The Convertible Loan Facility was approved by the shareholders of Emperor on August 29, 2005 (we did not participate in the voting). In addition, in July 2005 we entered into an operational support agreement negotiated on behalf of Emperor’s independent directors, pursuant to which we agreed to provide
Emperor with management and technical services.
On November 16, 2005, we concluded a sale and purchase agreement with Emperor pursuant to which, on April 6, 2006,
Emperor acquired our wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn held our PNG assets, comprising the 20% interest in the Porgera Joint Venture, the 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in PNG. The purchase consideration of $237.3 million was subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD Isle of Man between October 1, 2005, which was the effective date, and
April 6, 2006, the date that the transaction was completed. The purchase consideration included 751,879,699 new Emperor shares issued to DRD (Offshore) Limited, or DRD (Offshore), and a cash consideration of $37.3 million payable to DRD (Offshore). An amount of $5.0 million was outstanding on the cash consideration and was repayable in two installments to DRD (Offshore) on
March 30, 2007 and June 30, 2007. This outstanding amount attracted interest at the London Inter-bank Offered Rate, or LIBOR, plus 2% per annum and was entered into on market related terms. Subsequent to June 30, 2006, the board of DRD (Offshore)
agreed to convert this loan to equity. After the issue of the new Emperor shares, we held 88.3% of Emperor. Subsequently, our shareholding was diluted to 78.7%, following a number of share issues in which we did not participate.
In addition to these loan facilities in October 2006, we committed to a $10.0 million working capital facility for Emperor.
We advanced funds to Emperor under this facility of $2.0 million on October 5, 2006, $5.0 million on November 6, 2006 and
$3.0 million on November 27, 2006. The loan attracted interest at LIBOR plus 3% per annum and is repayable on
December 31, 2007. This facility was repaid on August 17, 2007, on the completion of the sale of our 20% interest in the Porgera
Joint Venture to Barrick.

In April 2006 Vatukoula implemented the new Accelerate Development and Training Program, or ACDTP, which involved a temporary shutdown of the mine on April 20, 2006 and a gradual start-up early in June 2006. The ACDTP was designed to introduce flexibility to production areas, improve infrastructure and increase the productivity of the workforce. The plan included development of higher grade areas at Philip Shaft and upgrading of associated shaft infrastructure. In addition, the entire workforce was to undergo comprehensive assessment, reskilling and retraining.

On October 14, 2006, a serious incident involving a mine shaft conveyance occurred in the Philip Shaft at the Vatukoula mine when, during testing of the shaft conveyance following maintenance, a skip-cage fell down the shaft, causing damage to the surface winder mechanism. The Philip shaft was closed following the incident, while investigations and repairs were undertaken.
Production at Philip Shaft recommenced on November 14, 2006.

On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine was placed on a care and maintenance program. On March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine to Westech Gold
(Pty) Limited, a private company incorporated in Australia, for A$1.00. Under the agreement, Emperor sold 100% of its shares in its Australasian subsidiaries (Emperor Finance Limited and Emperor Australia Limited) which in turn owned the Fijian assets.

On July 27, 2007, DRDGOLD shareholders at a general meeting approved the disposal by Emperor of its 20% interest in the Porgera Joint Venture to a subsidiary of Barrick for a purchase consideration of $250.0 million and the grant of an option to
Barrick or its nominee to subscribe for 153,325,943 shares in Emperor. Emperor shareholders also approved the disposal and a capital distribution of A$0.05 per Emperor share to Emperor shareholders by way of a capital return out of the surplus cash to be realized from the disposal, at a general meeting held on July 30, 2007. The sale transaction was completed on August 17, 2007, for a final cash consideration of $255.0 million, which included interest, and subsequently Emperor retired all its debt facilities, leaving the group debt and hedge free. The capital distribution was completed on September 3, 2007.

On October 22, 2007, we sold our entire interest in Emperor for A$55.9 million ($52.4 million) to 26 institutional investors with each acquired between 0.4% and 21.6% of the shares.

The composition of Emperor’s Board of Directors at June 30, 2007, included Mr. G.C Campbell, a Non-Executive
Director appointed on June 26, 2006, as Chairman; Mr. B. Gordon, Emperor’s Chief Executive Officer appointed on April 26,
2006, as an Executive Director; Mr. R. McDonald, an Independent Non-Executive Director appointed on April 6, 2006; Mr. I.
MacMaster an Independent Non-Executive Director appointed on June 8, 2007. On November 13, 2006, Mr. J.W.C. Sayers –
Chief Executive Officer and Executive Director of DRDGOLD Limited was appointed as a Non-Executive Director of Emperor.
Mr. J.W.C. Sayers and Mr. G.C. Campbell resigned from Emperor’s Board on the completion of the sale of our interest in
Emperor. Mr. G.C. Campbell rejoined the Emperor Board as an Independent Non-Executive Director subsequent to the sale of our interest. Mr. I. MacMaster was appointed as Chairman on November 1, 2007.

Porgera Joint Venture

Effective October 14, 2003, we acquired all the shares of Orogen Minerals (Porgera) Limited, or OMP, and Mineral
Resources Porgera Limited, or MRP, from Oil Search Limited, or OSL. The transaction was effected through the amalgamation of
OMP and MRP and our wholly-owned subsidiary, Dome Resources (PNG) Limited, which was subsequently renamed DRD
(Porgera) Limited.

The transaction resulted in us acquiring an effective 20% interest in an unincorporated gold mining joint venture, the
Porgera Joint Venture, which had fifteen mineral tenements which formed part of the Porgera mine located in Papua New Guinea.
The final purchase price of $77.1 million comprised $60.3 million in cash and 6,643,902 ($16.7 million) of our ordinary shares based on the prevailing market value on November 22, 2003, being the final settlement date. As at June 30, 2007, the Porgera Joint Venture was owned by Barrick (75%), DRD (Porgera) Limited (20%) and Mineral Resources Enga Limited, or MRE, on behalf of the Enga
Provincial Governments and landowners in Papua New Guinea (5%). Barrick acquired Placer Dome Inc. together with its affiliate,
Placer (PNG) Limited and took over as operator of the Porgera Joint Venture in December 2005. Porgera was subject to the control of a management committee made up of representatives of the joint venture partners, including one of our representatives. The management committee was governed by an operating agreement that prevented the partners from acting unilaterally.

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick.
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
Operating data

Continuing operations
1
Year ended June 30,
2007
2006
2005
Revenues ($'000)............................................................................................................................ 237,274         177,870        100,816
Gold production (ounces) ............................................................................................................. 378,677         331,761        238,192
Production costs ($'000)................................................................................................................ 218,163        165,365         100,310
Revenue ($/oz)............................................................................................................................... 627               536                423
Cash costs ($/oz)
2
......................................................................................................................... 576               498                 421
Total costs ($/oz)
3
........................................................................................................................ 722               541                594
Capital expenditure ($'000)............................................................................................................ 25,891           18,471             4,165
Ore Reserves (ounces) ...................................................................................................................             6,310,000      6,877,000      4,216,000

Discontinued operations
4

Year ended June 30,
2007              2006
2005
Revenues ($'000)............................................................................................................................ 62,056            67,431       164,331
Gold production (ounces) .............................................................................................................. 98,480          130,297      395,244
Production costs ($'000)................................................................................................................. 61,512           46,194        136,905
Revenue ($/oz)............................................................................................................................... 630                518               416
Cash costs ($/oz)
2
........................................................................................................................... 625                355               346
Total costs ($/oz)
3
.......................................................................................................................... 1,977                526               453
Capital expenditure ($'000)............................................................................................................ 12,943           22,486          20,698
Ore Reserves (ounces) ................................................................................................................... -            1,956            1,656
1
For part of fiscal 2006 and for fiscal 2005 the operating data excludes our 40% share of our equity accounted associate Crown, which owned ERPM, and our 39.52% (2005: 45.33%) investment in Emperor, prior to these entities becoming subsidiaries. The operating data includes our 20% attributable interest in the proportionately consolidated Porgera Joint Venture.
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
“Operating Results.”
4
On March 22, 2005, the North West Operations were placed under provisional liquidation. On December 5, 2006, Vatukoula was placed on a care and maintenance program and subsequently sold. On August 17, 2007, Emperor sold its 20% interest in the
Porgera Joint Venture to Barrick, which has been disclosed as held for sale As a result we report the 2007, 2006 and 2005 information, relating to the North West Operations, Vatukoula and Porgera as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

Revenue
Revenue is derived from the sale of gold. The following table analyzes the revenue per operation:

Year ended June 30,
2007
$'000
2006
$'000
2005
$'000
Continuing operations
Blyvoor ......................................................................................................................................................                96,007        83,635        68,370
Crown
1
.......................................................................................................................................................                64,351        31,310
-
ERPM
1
.......................................................................................................................................................                47,990        33,840
-
Total South African Operations .....................................................................................................              208,348       148,785       68,370
Tolukuma...................................................................................................................................................                 28,926         29,085        32,446
Total Australasian Operations.......................................................................................................                  28,926         29,085        32,446
Total .........................................................................................................................................................               237,274       177,870      100,816
Discontinued operations
2
North West Operations ............................................................................................................................
-                -
81,538
Porgera Joint Venture ................................................................................................................................                 45,272
64,991
82,793
Vatukoula...................................................................................................................................................                 16,784
2,440                  -
Total .........................................................................................................................................................                 62,056        67,431      164,331

Revenue from continuing operations increased from $177.9 million in fiscal 2006 to $237.3 million in fiscal 2007. This increase was a consequence of the higher average gold price received by us of $627 per ounce, compared to $536 per ounce in fiscal 2006 and production increasing from 331,761 ounces in fiscal 2006 to 378,677 ounces in fiscal 2007. The increase in production was from our South African Operations.

For fiscal 2006, revenue from continuing operations increased from $100.8 million in fiscal 2005 to $177.9 million, with the average gold price received by us increasing to $536 per ounce, compared to $423 per ounce in fiscal 2005 and production increasing from 238,192 ounces in fiscal 2005 to 331,761 ounces in fiscal 2006. The increase in revenue was as a result of the higher gold price and increased production from our South African Operations, but was offset marginally by production problems at our Australasian Operations.
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From that date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.
2
On March 22, 2005, the North West Operations were placed under provisional liquidation. On December 5, 2006, Vatukoula was placed on a care and maintenance program and subsequently sold. On August 17, 2007, Emperor sold its 20% interest in the
Porgera Joint Venture to Barrick, which has been disclosed as held for sale. As a result we report the 2007, 2006 and 2005 information, relating to the North West Operations, Vatukoula and Porgera as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

Gold production
The following table analyzes the attributable production per operation:
Production in ounces
Year ended June 30,
Continuing operations
2007               2006             2005
Blyvoor ...................................................................................................................................                     151,269
159,693      161,878
Surface operations....................................................................................................................                       40,798
39,515        23,920
Underground operations...........................................................................................................                     110,471
120,178      137,958
Crown
1
....................................................................................................................................                      103,011            75,959        45,424
ERPM
1
....................................................................................................................................                       80,216             80,324         44,600
Surface operations....................................................................................................................                       22,153             20,325           9,208
Underground operations...........................................................................................................                       58,063             59,999         35,392
Total South African Operations ...................................................................................                     334,496          315,976        251,902
Tolukuma..................................................................................................................................                       44,181             54,790         76,314
Total Australasian Operations .....................................................................................
44,181             54,790         76,314
Total attributable production..........................................................................................
378,677            370,766       328,216
Attributable production of associates included above
1
.................................................                              -
(39,005) (90,024)
Total production ...............................................................................................................
378,677             331,761      238,192
Discontinued operations
2
North West Operations ...........................................................................................................
-
-
199,850
Surface operations....................................................................................................................                                -
- 27,328
Underground operations...........................................................................................................                                -
- 172,522
Porgera Joint Venture ...............................................................................................................                      71,570        128,238        195,394
Vatukoula..................................................................................................................................                      26,910          28,397           45,426
Total discontinued operations
98,480         156,635         440,670
For fiscal 2007, our total attributable gold production from continuing operations (including our attributable production from associates) increased by 7,911 ounces, or 2%, to 378,677 ounces from 370,766 ounces produced in fiscal 2006.
Attributable gold production from our continuing South African Operations increased by 6%, to 334,496 ounces, in fiscal
2007. At Blyvoor, reduced underground gold production was impacted by the new, “lower grade, higher volume” mine plan to address safety concerns arising from increasing levels of seismicity in the high-grade area of the mine’s No. 5 Shaft. ERPM’s planned shift from low volume, high grade scattered mining in the west of the lease area to high volume, lower grade longwall mining in the east below 70 level proved problematic. Delays in the supply of services to the newly developed longwalls reduced volumes mined and navigation of faulting encountered had a negative impact on both volumes and yield. Gold production at
Crown for the year was significantly higher, reflecting an improvement in throughput tons made possible through improvements to pipelines and other infrastructure.
Attributable gold production at our continuing Australasian Operations, comprising Tolukuma, decreased by 19%, from
54,790 ounces in fiscal 2006, to 44,181 ounces in fiscal 2007. At Tolukuma, a number of factors contributed to the drop in gold production for the year. Safety concerns led to a suspension of mining from the Gulbadi area, significantly reducing underground tonnage. This, together with problems related to inventory and cash flow, led to mill feed being sourced primarily from low grade surface stockpiles. A major breakdown of the SAG mill also had a negative impact on production.
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From that date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.
2
On March 22, 2005, the North West Operations were placed under provisional liquidation. On December 5, 2006, Vatukoula was placed on a care and maintenance program and subsequently sold. On August 17, 2007, Emperor sold its 20% interest in the
Porgera Joint Venture to Barrick, which has been disclosed as held for sale. As a result we report the 2007, 2006 and 2005 information, relating to the North West Operations, Vatukoula and Porgera, as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

For fiscal 2006, our total attributable gold production from continuing operations (including our attributable production from associates) increased by 42,550 ounces, or 13%, to 370,766 ounces from 328,216 ounces produced in fiscal 2005.

Attributable gold production from our continuing South African Operations increased by 25% from 251,902 ounces produced in fiscal 2005 to 315,976 ounces produced in fiscal 2006. This increase was mainly attributable to the restructuring of the South African Operations, which included the acquisition of 60% of Crown and ERPM on December 1, 2005. At Blyvoor an
increasing level of seismicity was experienced in the high-grade No. 5 Shaft areas in the first half of fiscal 2006. Consequent concerns for employee safety prompted the development of a volume-driven mine plan involving less mining from the affected high-grade No. 5 Shaft areas and more mining from the lower-grade No. 6 Shaft areas. While rock dump material declined both in volume and grade as forecast, the slimes dam retreatment project at Blyvoor showed improvement both in terms of volume and grade, notwithstanding setbacks due to higher than average summer rainfall.

Attributable gold production at our continuing Australasian Operations, comprising Tolukuma, decreased by 28%, from
76,314 ounces in fiscal 2005, to 54,790 ounces in fiscal 2006, as a result of various operational setbacks at Tolukuma. Production was adversely affected at Tolukuma by a lack of available face in the first half of fiscal 2006 and the consequent treatment of low-
grade underground stockpiles, as well as production disruptions caused by underground flooding.

A more detailed review of gold production at each of our operations is provided under Item 4D.: “Property, Plant and
Equipment.”
Cash costs
1
and total costs
2
per ounce
Our operational focus is to increase production, improve productivity and reduce costs. For fiscal 2007, cash costs from our continuing operations increased to $576 per ounce of gold from $498 per ounce of gold in fiscal 2006. Total costs from our continuing operations increased to $722 per ounce of gold from $541 per ounce of gold in fiscal 2006.

In fiscal 2007, the cash costs per ounce from our continuing South African Operations increased by 10%, from $482 per ounce to $532 per ounce, compared to fiscal 2006. Cash costs per ounce for the Australasian Operations increased by 57%, from
$579 per ounce to $911 per ounce, compared to fiscal 2006. The increase in cash costs per ounce at our South African Operations was mainly due to price increases in key consumables (labor, consumables and electricity) and a decrease in production at
Blyvoor, partially offset by the relatively lower cash costs per ounce at Crown. The increase in cash costs per ounce at our
Australasian Operations was primarily attributable to operational problems at Tolukuma.

In fiscal 2006, the cash costs per ounce from our continuing South African Operations increased by 4%, from $464 per ounce to $482 per ounce, compared to fiscal 2005. Cash costs per ounce for the Australasian Operations increased by 75%, from
$331 per ounce to $579 per ounce, compared to fiscal 2005. The marginal increase in cash costs per ounce at our South African
Operations was mainly due to price increases in key consumables (labor, consumables and electricity) and a decrease in production at Blyvoor, partially offset by the relatively lower cash costs per ounce at Crown and ERPM. The increase in cash costs per ounce at our Australasian Operations was primarily attributable to operational problems at Tolukuma.
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
A reconciliation of production costs to total costs, cash costs per ounce and total costs per ounce, for each of the three years in the period ending June 30, 2007, is presented below. In addition, we have also provided below details of the ounces of gold produced by each mine for each of those periods.

For the year ended June 30, 2007
(in $'000, except as otherwise noted)

Continuing operations
Discontinued operations
Blyvoor     Crown
ERPM
Other
1
Total South
African
Operations  Tolukuma
Other
1
Total
Australasian
Operations
Total
Porgera
2
Vatukoula
2
Production costs
3
............................................
83,298 46,430 46,798 1,394
177,920
38,398 1,845
40,243
218,163
37,157
24,355
Plus:
Depreciation and amortization ........................                                 3,541 4,977 929 84
9,531
4,448 2,116
6,564
16,095
1,825
6,773
Movement in rehabilitation provision,
reclamation and closure costs..........................
1,113 1,839 811 394
4,157
- -
-
4,157
-
-
Total production costs ...................................
87,952 53,246 48,538 1,872
191,608
42,846 3,961
46,807
238,415
38,982
31,128
Plus:
Employment termination costs.......................... - - 10 120
130
138 419
557
687
-
3,115
Movement in gold in process ............................ 41 82 (521) -
(398)
(639) -
(639)
(1,037)
(4,315)
2,962
Non-operating loss/(income).............................                                 (245) 172 603 (2,750)
(2,220)
1,486 (6,608)
(5,122)
(7,342)
1,854
(5)
Interest expense................................................. 180 3 164 4,483
4,830
4,080 692
4,772
9,602
3,049
3,824
Impairment of assets ......................................... - - - -
-
9,001 3
9,004
9,004
-
104,256
Management and consulting fees ......................                                         - - 328 905
1,233
- 403
403
1,636
-
-
Profit on derivative instruments ........................                                        - - - (2,203)
(2,203)
- 1,933
1,933
(270)
-
5,111
Profit on sale of mining assets .......................... - (28) (49) -
(77)
(11) 130
119
42
-
-
Selling, administration and general
Charges ...............................................................
2,075 2,341 2,122 2,918
9,456
4,567 8,695
13,262
22,718
3,795
952
Total costs .........................................................
90,003 55,816 51,195 5,345
202,359
61,468 9,628
71,096
273,455
43,365
151,343
Gold produced (ounces)
4
.................................                          151,269 103,011 80,216 -
334,496
44,181 -
44,181
378,677
71,570
26,910
Cash costs per ounce ($ per ounce).................... 551 451 583 -
532
869 -
911
576
519
905
Total costs per ounce ($ per ounce) ................... 595 542 638 -
605
1,391 -
1,609
722
606
5,624
1
Relates to other non-core operating entities within the Group.
2
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick, which has been disclosed as held for sale. On December 5, 2006, Vatukoula was placed on a care and maintenance program and subsequently sold. As a result we report the Porgera and Vatukoula information as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.
3
Production costs equate to cash costs of production.
4
The operating data includes our 20% attributable interest in the proportionately consolidated Porgera Joint Venture up to April 1, 2007, the effective date of its disposal.

For the year ended June 30, 2006
(in $'000, except as otherwise noted)

Continuing operations
Discontinued operations
Blyvoor
Crown
1
ERPM
1
Other
2
Total South
African
Operations Tolukuma
Other
2
Total
Australasian
Operations
Total
Porgera
3
Vatukoula
3
Production costs
4
..............................................
76,936 26,697 28,642 1,362
133,637
33,448          (1,720)
31,728
165,365
37,021
9,173
Plus:
Depreciation and amortization ..........................                               3,697 2,338 2,027 49
8,111
3,930             (146)
3,784
11,895
10,014
2,867
Movement in rehabilitation provision,
reclamation and closure costs..........................                                   (979)
(392) (176) 1,802
255
356            (445)
(89)
166
2,246
22
Total production costs .....................................
79,654 28,643 30,493 3,213
142,003
37,734         (2,311)
35,423
177,426
49,281
12,062
Plus:
Employment termination costs.......................... - - - 153
153
- -
-
153
-
722
Movement in gold in process ............................ 315 (67) 8 -
256
(1,546)                    -
(1,546)
(1,290)
1,879
(1,134)
Non-operating loss/(income)............................. 63 (36) 1,824 2,389
4,240
(92)        (15,748)        (15,840)
(11,600)
(88)
(620)
Interest expense................................................. 494 90 61 9,795
10,440
363             (268)
95
10,535
350
576
Impairment of assets ......................................... - - - 3
3
- -
-
3
-
-
Management and consulting fees ...................... 235 - 273 1,446
1,954
- 453
453
2,407
-
-
Profit on derivative instruments ........................                                       - - - (5,388)
(5,388)
- (1,185)
(1,185)
(6,573)
-
(4,194)
Profit on sale of mining assets .......................... (13) - - (3)
(16)
- (1,001)
(1,001)
(1,017)
-
-
Selling, administration and general
Charges ...........................................................
2,267 1,221 1,331 1,951
6,770
5,552        (3,049)
2,503
9,273
8,524
1,213
Total costs .........................................................
83,015 29,851 33,990 13,559
160,415
42,011      (23,109)
18,902
179,317
59,946
8,625
Gold produced (ounces)
5
....................................                        159,693 56,000 61,278 -
276,971
54,790                 -
54,790
331,761
128,238
2,059
Cash costs per ounce ($ per ounce).................... 482 477 467 -
482
610                 -
579
498
289
4,455
Total costs per ounce ($ per ounce) ................... 520 533 555 -
579
767                 -
345
541
467
4,189
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From that date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and
ERPM, which were treated as an associate.
2
Relates to other non-core operating entities within the Group.
3
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick, which has been disclosed as held for sale. On December 5, 2006, Vatukoula was placed on a care and maintenance program and subsequently sold. As a result we report the Porgera and Vatukoula information as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.
4
Production costs equate to cash costs of production.
5
For part of fiscal 2006 the gold production numbers exclude our 40% share of our equity accounted associate Crown, which owned ERPM, and our 39.52% investment in Emperor, prior to these entities becoming subsidiaries. The operating data includes our 20% attributable interest in the proportionately consolidated Porgera Joint Venture.

For the year ended June 30, 2005
(in $'000, except as otherwise noted)

Continuing operations
Discontinued operations
Blyvoor
Other
1
Total South
African
Operations
Tolukuma
Other
1
Total
Australasian
Operations
Total
Porgera
2
North West
Operations
2
Production costs
3
....................................... 73,814 1,218
75,032
25,278 -
25,278
100,310
36,210 100,695
Plus:
Depreciation and amortization ................... 2,716 (2,773)
(57)
3,336 (1,095)
2,241
2,184
11,613 971
Movement in rehabilitation provision,
reclamation and closure costs ..................
(1,353) 1,667
314
(1) -
(1)
313
2,424 1,023
Total production costs ..............................
75,177 112
75,289
28,613 (1,095)
27,518
102,807
50,247 102,689
Plus:
Employment termination costs................... 3,050 1,151
4,201
- -
-
4,201
- 224
Movement in gold in process..................... (421) -
(421)
(114) -
(114)
(535)
(1,182) 383
Non-operating income ............................... (220) 2,313
2,093
955 3,074
4,029
6,122
265 (320)
Interest expense.......................................... 607 9,927
10,534
- 831
831
11,365
- 70
Impairment of assets .................................. - 664
664
- -
-
664
- 39,451
Management and consulting fees............... 307 5,599
5,906
- 252
252
6,158
493 -
Loss/(profit) on derivative instruments...... 388 (4,004)
(3,616)
- -
-
(3,616)
- -
Profit on sale of mining assets ................... - (2)
(2)
- -
-
(2)
- -
Profit on disposal of subsidiary.................. - -
-
- -
-
-
- (18,105)
Selling, administration and general
Charges ....................................................
1,786 5,169
6,955
3,702 3,693
7,395
14,350
3,427 1,505
Total costs ................................................
80,674 20,929
101,603
33,156 6,755
39,911
141,514
53,250 125,897
Gold produced (ounces)
4
.......................... 161,878 -
161,878
76,314 -
76,314
238,192
195,394 199,850
Cash costs per ounce ($ per ounce)............ 456 -
464
331 -
331
421
185 504
Total costs per ounce ($ per ounce) .......... 498 -
628
434 -
434
594
273 630
1
Relates to other non-core operating entities within the Group.
2
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick, which has been disclosed as held for sale. On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the Porgera and North West Operations’ information as a discontinued operation and all other operations as continuing operations.
3
Production costs equate to cash costs of production.
4
The gold production numbers exclude production from our 40% held associate, Crown, which owned ERPM, and our 45.33% associate, Emperor, but include our 20% attributable interest in the Porgera Joint Venture.

Capital expenditure
During fiscal 2007, total capital expenditure relating to continuing operations was $25.9 million, compared to
$18.5 million in fiscal 2006, an increase of 40%. At our continuing South African Operations, capital expenditure increased from
$14.1 million in fiscal 2006 to $19.3 million in fiscal 2007, mainly due to $7.1 million spent on opening up and development related to implementation of the new mine plan at Blyvoor, infrastructural improvements of $3.2 million at ERPM and
$2.5 million towards the installation of new pipelines and reclamation of the 3L2 Dump at Crown. Capital expenditure in the continuing Australasian Operations, increased from $4.4 million in fiscal 2006, to $6.6 million in fiscal 2007. The increase was mainly as a result of increased opening up and development at Tolukuma in fiscal 2007.
During fiscal 2006, total capital expenditure relating to continuing operations was $18.5 million, compared to
$4.2 million in fiscal 2005, which represented a $14.3 million increase in capital expenditure on a Group level. At our continuing
South African Operations, capital expenditure increased from $0.8 million in fiscal 2005 to $14.1 million in fiscal 2006, mainly due to $8.8 million spent on opening up and development related to implementation of the new mine plan at Blyvoor, infrastructural improvements of $1.6 million at ERPM and $2.0 million towards the installation of the new mills at the Knights plant at Crown. Capital expenditure in the continuing Australasian Operations, increased from $3.4 million in fiscal 2005, to
$4.4 million in fiscal 2006. Tolukuma spent $2.8 million on mine development and $1.5 million on heavy equipment in fiscal
2006.
Ore Reserves
As at June 30, 2007, our Ore Reserves from continuing operations were estimated at 6.3 million ounces, as compared to approximately 6.9 million ounces at June 30, 2006, representing an 8% decrease for the year. Excluding the effect of depletion, our
Ore Reserves have decreased by 0.2 million ounces, or 3%. This was mainly due to the dilution of our interest in DRDGOLD SA. As at June 30, 2006, our Ore Reserves from continuing operations were estimated at 6.9 million ounces, as compared to approximately
4.2 million ounces at June 30, 2005, representing a 63% increase for fiscal 2006. Excluding the effect of depletion, our Ore Reserves increased by 3.0 million ounces, or 72%. This was primarily due to the acquisition of Crown and ERPM and the stronger gold price.
We seek to increase our Ore Reserves through development and to acquire additional new Ore Reserves through acquisitions.
Year ended June 30,
('000 ounces)
2007
2006
2005
Continuing
operations
Blyvoor ..................................................................................................................................                       5,121              5,255          3,998
Crown
1
...................................................................................................................................                         412                  424            339
ERPM
1
...................................................................................................................................                         669
1,003            342
Total South African Operations .................................................................................
6,202              6,682         4,679
Tolukuma............................................................................................................................... 108 195 218
Total Australasian Operations .....................................................................................
108
195
218
Total attributable Ore Reserves ...................................................................................                       6,310              6,877           4,897
Attributable Ore Reserves of associates included above
1
..................................................                            -                      -
(681)
Total Ore Reserves from continuing operations ...............................................................                     6,310               6,877           4,216
Discontinued
operations
Porgera Joint Venture
2
..........................................................................................................
-
1,278
1,351
Vatukoula
3
.............................................................................................................................                              -                 678                305
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From this date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.
2
Our attributable 20% share of the Proven and Probable Ore Reserves in the Porgera Joint Venture is based on the information disclosed by Placer Dome. The Porgera Ore Reserves are estimated as at December 31, 2006.
3
With effect from April 6, 2006, Emperor, which owns 100% of the Vatukoula mine, became a subsidiary of the Group.
Previously we owned 39.52% (2005: 45.33%) of Emperor, which was treated as an associate. On December 5, 2006, Vatukoula was placed on a care and maintenance program. As a result we report the Vatukoula information as a discontinued operation and all other operations as continuing operations.

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

Deferred stripping costs

We had only one significant open-pit operation, at Porgera, where stripping costs incurred during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio. On July 1, 2006, we adopted EITF Issue 04-6, “Accounting for Stripping Costs in the Mining Industry”. In accordance with the guidance of
EITF Issue 04-6, post production stripping costs are considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Stripping costs included in mining assets as at June 30, 2006, for Porgera were $36.1 million with
$12.9 million capitalized to mining assets during fiscal 2006 (fiscal 2005: $11.1 million). During fiscal 2006, the average stripping ratio for Porgera was 9.2 in comparison with the life of mine stripping ratio of 10.2. Wedge and mudstone failure on the West Wall of the Stage 5 pit at Porgera at the end of fiscal 2005 created unplanned waste material, which was being removed, which negatively affected the life of mine stripping ratio. The stripping ratio was determined based on the life of mine plan. The estimate of the total reserves of a mine could be materially different from the actual gold mined and from the actual usage of a mine due to changes in the factors used in determining the economic value of our mineral reserves and deferred stripping costs, such as the gold price and foreign currency exchange rates. Any change in management’s estimate of the total expected future life of a mine would have impacted the amortization charge recorded and deferred stripping capitalized in our consolidated financial statements.

Impairment of mining assets

The impairment of long-lived assets is accounted for in accordance with the Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144.

Under SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable, including a reduction in the extent to which a gold plant is used, a dramatic change in the manner in which the Ore Reserves are used, a substantial drop in the gold price, a change in the law or environment in the country in which the Ore Reserves are based or gold is sold, forecasts showing lack of long-term profitability or production costs are in excess of an amount originally expected when the asset was acquired or constructed. Recoverability of an asset or asset group is assessed by comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. Estimates of future cash flows include estimates of future gold prices and foreign exchange rates. Therefore, changes could occur which may affect the recoverability of our mining assets. If an asset or asset group is considered to be impaired, the impairment which is recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets. The expected future cash flows are discounted at a market rate commensurate with the risk in the respective geographic locations in which our assets are held. The asset or asset group is the lowest level for which there are identifiable cash flows that are largely independent of other cash flows. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by these assets, taking into account current market conditions and the expected lives of our assets. The lowest level for which there are identifiable cash flows that are largely independent of other cash flows is calculated on a mine-by-mine basis. We make the analysis periodically on a mine-by-mine basis or when indicators of impairment exist. During fiscal 2007, $113.3 million (including discontinued operations) was recorded as an impairment and during fiscal 2006 and 2005, $nil and $0.7 million, respectively, were recorded as an impairment by applying these principles.

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
These determinations are based on the projected realization of tax allowances and tax loss carry forwards. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. If these tax assets are not more likely than not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. If we determine that it is more likely than not that we would be able to realize the tax assets in the future, in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded. Management considers historical taxable positions in determining if a tax asset will be utilized, specifically with reference to the immediately preceding three fiscal years. As a result of these determinations, an increase in the valuation allowance of $37.9 million, decrease of $0.1 million and increase of $10.1 million were recorded during fiscal 2007,
2006 and 2005, respectively. The bulk of these related to our continuing South African Operations.
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
These estimates are subject to changes in regulations and unexpected movements in inflation rates and are, therefore, subject to annual review to ensure that the asset and liability is a fair reflection of the expected reclamation and closure costs as at June 30 of every year. The actual liability for rehabilitation costs can vary significantly from our estimate, if our assessment of these costs changes. As we use the expected cash flow technique to determine our future liability, the liability is determined by discounting the estimated cash flows using a credit-adjusted risk-free rate. Thus, the effect of our credit standing is reflected in the discount rate rather than in the estimated cash flows. As at June 30, 2007, the discount rate was determined to be 7.26%.

As a result of changes in estimates $nil, $7.5 million and $0.1 million were raised in fiscal 2007, 2006 and 2005, respectively, including movements related to the discontinued operations. Accretion expense of $4.2 million, $2.4 million and
$2.7 million (including discontinued operations) was recorded in fiscal 2007, 2006 and 2005, respectively.

In South Africa, annual contributions are made to dedicated Rehabilitation Trust Funds, which are to be used to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

Collectability of receivables

In determining the collectability of receivables, management judgment is required in instances where uncertainty exists over the period and amount of cash flows which will be received. In determining this expectation, operational and economic circumstances affecting the receivable are considered. These principles were applied in evaluating the collectability of the receivables owed by
Crown and ERPM (prior to these operations becoming subsidiaries), as well as KBH and Mogale. No further advances were made during fiscal 2006 and 2007, however we provided for $0.6 million against the receivable owed by Mogale in fiscal 2005. In fiscal
2006 an agreement was signed with the IDC pursuant to which we acquired all of the IDC loans, including the rights securing payment of such loans, to Crown and ERPM for a purchase consideration of $4.5 million. As uncertainty over the repayment of the loans existed subsequent to their acquisition, an allowance of $4.5 million was raised.

Post-retirement medical benefits
Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. The Group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. Actuarial gains and losses are included in determining net income or loss. At June 30, 2007 a provision of $2.7 million (June 30, 2006: $2.3 million) for post-retirement medical benefits has been raised. During fiscal 2007, we expensed $0.3 million (2006: $0.5 million; 2005: $nil) relating to these post-retirement medical benefits.
While we believe that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may have an impact on earnings in the periods where the changes in the assumptions occur.

Operating results

Comparison of financial performance for the fiscal year ended June 30, 2007 with fiscal year ended June 30, 2006

Revenue
The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2007 in comparison to fiscal 2006:

Impact of change in volume
$’000
Total
revenue
2006      Acquisitions
Internal
growth/
(decline)
Impact of
change in
price
Net
change
Total
revenue
2007
Blyvoor .........................................................                 83,635                          - (4,412) 16,784 12,372 96,007
Crown ...........................................................                 31,310 -                26,284                 6,757 33,041 64,351
ERPM ...........................................................                33,840 -                 10,458                3,692 14,150 47,990
Total South African Operations ................
148,785
-
32,330
27,233
59,563
208,348
Tolukuma......................................................                 29,085 - (5,632) 5,473 (159) 28,926
Total Australasian Operations...................
29,085
-
(5,632)
5,473
(159)
28,926
Total .............................................................
177,870
-
26,698
32,706
59,404
237,274
Revenue for fiscal 2007 increased by $59.4 million, or 33%, to $237.3 million, primarily due to the higher Dollar gold price received. The negative impact of production problems experienced at Tolukuma were partially offset by an increase in production at our South African Operations. The average gold price received by us increased from $536 per ounce in fiscal 2006 to $627 per ounce in fiscal 2007.

Production costs
The following table illustrates the year-on-year change in production costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2007 in comparison to fiscal 2006:
Impact of change in
volume
$’000
Total
production
 costs
2006
Acquisitions

Internal
growth/
(decline)
Impact
of
change
in costs
Foreign
exchange

Net
change
Total
production
 costs
2007
Blyvoor ......................................... 76,936 - (4,058) 19,381          (8,961)             6,362            83,298
Crown ........................................... 26,697 - 22,412 3,359          (6,038) 19,733            46,430
ERPM ........................................... 28,642 - 8,852 13,914          (4,610) 18,156            46,798
Other
1
............................................ 1,362 - - 32 - 32 1,394
Total South African
Operations ...................................
133,637
-
27,206
36,686
(19,609)
44,283
177,920
Tolukuma...................................... 33,448 - (6,477) 10,567                860 4,950             38,398
Other
1
............................................ (1,720) - - 3,565 - 3,565 1,845
Total Australasian Operations...
31,728
-
(6,477)
14,132
860
8,515
40,243
Total .............................................
165,365
-
20,729
50,818
(18,749)
52,798
218,163

The following table lists the components of production costs for each of the years set forth below:

Years ended June 30,
Costs
2007
2006

Labor..............................................................................................................................................                                    39%
35%
Contractor Services .......................................................................................................................                                    18% 22%
Inventory........................................................................................................................................                                   29% 31%
Electricity and water......................................................................................................................                                    14% 12%
1
Relates to non-operating entities within the Group.

As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of production costs in that region. Production costs are linked directly to the level of production of a specific fiscal year. Production costs in fiscal 2007 increased by 32% to $218.2 million compared to production costs of $165.4 million in fiscal 2006. This increase was primarily attributable to an overall increase in production volumes at the South African Operations, as well as higher labor, steel, fuel, electricity and water costs at all the operations.
At Blyvoor production costs increased from $76.9 million in fiscal 2006 to $83.3 million in fiscal 2007, with a decrease in volume from 159,693 ounces to 151,269 ounces produced, due to the new, “lower grade, higher volume” mine plan to address safety concerns arising from increasing levels of seismicity in the high-grade area of the mine’s No. 5 Shaft. Production costs at
Crown were $46.4 million in fiscal 2007, compared to $26.7 million in fiscal 2006, primarily as a result of higher production volumes. At ERPM production costs increased from $28.6 million in fiscal 2006 to $46.8 million in fiscal 2007, because of an increase in production volumes and higher input costs.

At Tolukuma production was adversely affected by safety concerns that led to a suspension of mining from the Gulbadi area, significantly reducing underground tonnage. This, together with problems related to inventory and cash flow, led to mill feed being sourced primarily from low grade surface stockpiles. These operational problems, together with the discovery of serious damage to part of the mine’s SAG mill, which required essential repairs and higher fuel prices, resulted in an increase in
Tolukuma’s production costs from $33.4 million in fiscal 2006 to $38.4 million in fiscal 2007.
Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2007, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
$43.4 million, $41.8 million relating to the South African Operations and $1.6 million relating to the Australasian Operations, as compared to $46.8 million at June 30, 2006. Accretion of $4.2 million was recorded in fiscal 2007, and $2.4 million was recorded in fiscal 2006 (including discontinued operations).

A total of $10.7 million was invested in our various environmental trust funds as at the end of fiscal 2007, as compared to
$8.3 million for fiscal 2006. The increase is attributable to investment growth and additional contributions made during the year under review, due to under-funding of the liability at Crown and ERPM. The shortfall between the trust funds and the estimated provisions is expected to be financed by ongoing financial contributions over the remaining production life of the respective mining operations.

Depreciation and amortization

Depreciation and amortization charges relating to the continuing operations were $16.1 million for fiscal 2007 compared to $11.9 million for fiscal 2006. This increase is mainly due to the inclusion of depreciation and amortization charges for Crown and ERPM for a full year in fiscal 2007 compared to seven months in fiscal 2006.

Employment termination costs

Employment termination costs increased to $0.7 million in fiscal 2007 from $0.2 million for fiscal 2006. In fiscal 2007, these costs related to retrenchments made at Emperor’s corporate head office, at a cost of $0.4 million, retrenchment costs at
Tolukuma, at a cost of $0.2 million, and retrenchment costs at our corporate head office, at a cost of $0.1 million.

Impairment of assets

During fiscal 2007 an impairment of $9.0 million was recorded against the mining assets of Tolukuma, compared to an impairment of $nil in fiscal 2006.

Management and consulting fees

Management and consulting fees in fiscal 2007 decreased, by $0.8 million, to $1.6 million compared to $2.4 million in fiscal 2006. Costs have decreased due to an ongoing focus on reducing corporate costs.

Profit/(loss) on derivative instruments

Changes in the fair value of derivative instruments in fiscal 2007 resulted in a gain of $0.3 million, as compared with a gain of $6.6 million in fiscal 2006. This relates to a loss on gold option contracts entered into by DRD (Isle of Man), of
$1.9 million (2006: a gain of $1.0 million) and the fair value adjustment on the derivative component of the senior convertible loan notes, a profit of $2.2 million (2006: a profit of $5.4 million).

Selling, administration and general charges

The selling, administration and general charges increased in fiscal 2007 to $22.7 million as compared to $9.3 million in fiscal 2006, an increase of $13.4 million. The increase is mainly due to the consolidation of Emperor, Crown and ERPM’s corporate costs for a full year in fiscal 2007.

Interest and other income

Interest and other income increased from $1.0 million in fiscal 2006 to $3.4 million in fiscal 2007. In fiscal 2007, we earned more interest as a result of investing excess cash from borrowings and capital raising in high interest bearing accounts held at financial institutions.

Unrealized foreign exchange gains/(losses)

Our functional currency is the Rand for our South African Operations, the Kina for our Papua New Guinean Operations
and the Fiji Dollar for our operation based in Fiji. The unrealized foreign exchange gain of $3.8 million for fiscal 2007, compared to a loss of $6.8 million for fiscal 2006, represents the effect of the translation of monetary items, primarily external debt, which is denominated in currencies other than our functional currencies.

Profit on disposal of subsidiaries

On March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine to Westech Gold (Pty) Limited for
A$1.00, realizing a profit of $12.6 million (included under loss from discontinued operations). During fiscal 2006, a $17.2 million profit was realized as a result of the sale of a portion of our interest in DRD (Isle of Man) to the shareholders of Emperor. The transaction was accounted for as a partial sale of DRD (Isle of Man) and a partial acquisition of Emperor. Accordingly a profit was recognized on the portion of DRD (Isle of Man) sold to minority shareholders. This profit represented the excess of the portion of the fair value of DRD (Isle of Man) sold over that portion of its historical cost. In fiscal 2006, we also realized a profit on the sale of
Stand 752 Parktown Extension (Pty) Limited (a subsidiary which owned our corporate offices) of $0.1 million.

Interest expense

Our interest expense decreased to $9.6 million for fiscal 2007 as compared to $10.5 million for fiscal 2006. This decrease is mainly as a result of a decrease in the total long-term debt at our South African Operations.

Income and mining tax expense

The net tax benefit of $0.4 million for fiscal 2007 comprises a current taxation charge of $0.3 million and a deferred tax benefit of $0.7 million relating to the Australasian Operations. This compares to a current tax benefit of $0.6 million and a net deferred tax charge of $0.1 million in fiscal 2006. The decrease in the current taxation charge is due to the increased losses of our
Australasian Operations. The increase in the deferred tax benefit was mainly as a result of the increase in the assessed losses at
Tolukuma.
Equity in loss from associates

In fiscal 2007, equity in loss from associates was $nil, as we had no associates during the year. During fiscal 2006, we acquired loans from the IDC, which the IDC previously held with Crown, our previous associate, and its subsidiary, ERPM. These loans were acquired as part of the restructuring of the South African Operations. As uncertainty over the repayment of the loans existed subsequent to their acquisition, an allowance of $4.5 million was raised. The investment in Crown was carried at nil value until December 1, 2005, the date that Crown became a subsidiary.

Loss from discontinued operations, net of taxes

On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. After a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine was placed on a care and maintenance program. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick. Total consideration for the transaction was $255.0 million, including an additional adjustment amount, which was paid in cash. The effective date of the transaction was April 1, 2007. From this date the Group’s 20% interest in the Porgera Joint Venture has been disclosed as held for sale. The net loss for Vatukoula recognized under loss from discontinued operations was $118.3 million. The net profit for
Porgera recognized under loss from discontinued operations was $1.0 million. On March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine to Westech Gold (Pty) Limited for A$1.00, realizing a profit of $12.6 million.

Comparison of financial performance for the fiscal year ended June 30, 2006 with fiscal year ended June 30, 2005

Revenue
The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2006 in comparison to fiscal 2005:

Impact of change in volume
$’000
Total
revenue
2005      Acquisitions
Internal
decline
Impact of
change in
price
Net
change
Total
revenue
2006
Blyvoor ......................................................... 68,370 -
(923)             16,188
15,265 83,635
Crown
1
..........................................................                          -
31,310                        -                       -
31,310 31,310
ERPM
2
..........................................................                          -
33,840                        -                       -
33,840 33,840
Total South African Operations ................
68,370
65,150
(923)
16,188
80,415
148,785
Tolukuma......................................................                  32,446
- (9,151) 5,790 (3,361) 29,085
Total Australasian Operations...................
32,446
-
(9,151)
5,790
(3,361)
29,085
Total .............................................................
100,816
65,150
(10,074)
21,978
77,054
177,870
Revenue for fiscal 2006 increased by $77.1 million, or 76%, to $177.9 million, primarily due to the acquisition of Crown and ERPM. The negative impact of production problems experienced at Tolukuma were partially offset by an increase in the
Dollar gold price received at all the operations. The average gold price received by us increased from $423 per ounce in fiscal
2005 to $536 per ounce in fiscal 2006.

Production costs
The following table illustrates the year-on-year change in production costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2006 in comparison to fiscal 2005:
Impact of change in
volume
$’000
Total
production
 costs
2005
Acquisitions

Internal
decline
Impact
of
change
in costs
Foreign
exchange

Net
change
Total
production
 costs
2006
Blyvoor ......................................... 73,814 - (996) 6,534 (2,416) 3,122 76,936
Crown
1
..........................................
-                26,697
-
-                   -
26,697 26,697
ERPM
1
..........................................
-                28,642
-
-                    -
28,642 28,642
Other
2
............................................ 1,218 - - 144 - 144 1,362
Total South African
Operations ...................................
75,032
55,339
(996)
6,678
(2,416)
58,605
133,637
Tolukuma......................................
25,278                          -
(7,130) 14,106 1,194 8,170 33,448
Other .............................................
-                          -                        -
(1,720) - (1,720) (1,720)
Total Australasian Operations...
25,278
-
(7,130)
12,386
1,194
6,450
31,728
Total .............................................
100,310
55,339
(8,126)
19,064
(1,222)
65,055
165,365

The following table lists the components of production costs for each of the years set forth below:

Years ended June 30,
Costs
2006
2005

Labor..............................................................................................................................................                                     35%
51%
Contractor Services .......................................................................................................................                                     22%
19%
Inventory........................................................................................................................................                                    31%
19%
Electricity.......................................................................................................................................                                    12%
11%
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From this date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.
2

Relates to non-operating entities within the Group.

As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of production costs in that region. Production costs are linked directly to the level of production of a specific fiscal year. Production costs in fiscal 2006 increased by 65% to $165.4 million compared to production costs of $100.3 million in fiscal 2005. This increase was primarily attributable to production and trough-put problems at the Australasian Operations as well as the acquisition of Crown and ERPM.
At Blyvoor production costs increased from $73.8 million in fiscal 2005 to $76.9 million in fiscal 2006, with a decrease in volume from 161,878 ounces to 159,693 ounces produced, due to an increasing level of seismicity experienced in the high-
grade No. 5 Shaft areas in the first half of the year. Consequent concerns for employee safety prompted the development of a volume-driven mine plan involving less mining from the affected high-grade No. 5 Shaft areas and more mining from the lower-
grade No. 6 Shaft areas. While rock dump material declined both in volume and grade as forecast, the slimes dam retreatment project at Blyvoor showed improvement, both in terms of volume and grade, notwithstanding setbacks due to higher than average summer rainfall. At Crown and ERPM, production costs were $26.7 million and $28.6 million from December 1, 2005, producing
56,000 ounces and 61,278 ounces, respectively, during this time.

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
Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2006, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
$46.8 million, $36.5 million relating to the South African Operations and $10.3 million relating to the Australasian Operations, as compared to $22.6 million at June 30, 2005. Accretion of $0.2 million was recorded in fiscal 2006, and $0.3 million was recorded in fiscal 2005 (relating to continuing operations only).

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

Depreciation and amortization

Depreciation and amortization charges relating to the continuing operations were $11.9 million for fiscal 2006 compared to $2.2 million for fiscal 2005. This increase is mainly due to the consolidation of Crown and ERPM in fiscal 2006.

Employment termination costs

Employment termination costs decreased to $0.2 million in fiscal 2006 from $4.2 million for fiscal 2005. In fiscal 2006, these costs related to the retrenchment of four employees that had been seconded to the North West Operations, at a cost of $0.2 million.

Impairment of assets

During fiscal 2006, an impairment of $nil was recorded compared to an impairment of $0.7 million in fiscal 2005.

Management and consulting fees

Management and consulting fees in fiscal 2006 decreased by $3.8 million to $2.4 million compared to $6.2 million in fiscal 2005. These expenses mostly relate to the evaluation of possible acquisitions. Costs have decreased due to tighter cost controls being instituted.

Profit on derivative instruments

Changes in the fair value of derivative instruments in fiscal 2006 resulted in a gain of $6.6 million, as compared with a gain of $3.6 million in fiscal 2005. This mainly relates to a gain on gold option contracts entered into by DRD (Isle of Man), of
$1.0 million and the fair value adjustment on the derivative component of the senior convertible loan notes, a profit of
$5.4 million (2005: a profit of $3.8 million)
.

Selling, administration and general charges

The selling, administration and general charges decreased in fiscal 2006 to $9.3 million from $14.4 million in fiscal
2005, due to tighter cost controls instituted by management.

Interest and other income

Interest and other income decreased from $2.2 million in fiscal 2005 to $1.0 million in fiscal 2006. In fiscal 2005, we earned more interest as a result of investing excess cash from borrowings and capital raising in high interest bearing accounts held at financial institutions.

Unrealized foreign exchange gains/(losses)

Our functional currency is the Rand for our South African Operations, the Kina for our Papua New Guinean Operations
and the Fiji Dollar for our operation based in Fiji. The unrealized foreign exchange loss of $6.8 million for fiscal 2006, compared to a loss of $8.8 million for fiscal 2005, represents the effect of the translation of monetary items, primarily external debt, which is denominated in currencies other than our functional currencies.

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

Interest expense

Our interest expense decreased to $10.5 million for fiscal 2006 as compared to $11.4 million for fiscal 2005. This expense is basically consistent with the prior year.

Income and mining tax expense

The net tax benefit of $0.5 million for fiscal 2006 comprises a current taxation benefit of $0.6 million and a deferred tax charge of $0.1 million relating to the Australasian Operations. This compares to a current tax charge of $0.3 million in fiscal 2005.
The decrease in the current taxation charge is due to the decreased profitability of our Australasian Operations.
Equity in loss from associates

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

Loss from discontinued operations, net of taxes

In fiscal 2006 we recovered costs of $2.0 million (net of tax) from the liquidator relating to the liquidation of
Buffelsfontein Gold Mines Limited, our subsidiary which owned the North West Operations. The Group's consolidated statements of operations for the years ending June 30, 2006 and June 30, 2005 have been adjusted to reflect Vatukoula and Porgera as discontinued operations. The net loss from Vatukoula for fiscal 2006 included under loss from discontinued operations was
$20.8 million (2005: $83.0 million). The net profit from Porgera for fiscal 2006 included under loss from discontinued operations was $1.3 million (2005: $24.0 million).

5B. LIQUIDITY AND CAPITAL RESOURCES
Net cash utilized by operating activities
Net cash of $3.0 million was utilized by operating activities for fiscal 2007 as compared to cash utilized by operating activities of $2.4 million for fiscal 2006 and cash utilized by operating activities of $23.8 million for fiscal 2005. During fiscal 2007, the net working capital movement represented an inflow of cash of $18.4 million, compared to an outflow of $6.4 million in fiscal
2006. With the acquisition of Emperor, the liability relating to the derivative instruments has increased resulting in an increase in the cash outflow associated with these instruments in fiscal 2006. The consistently lower cash utilized by operating activities in fiscal
2007 was primarily due to improved profitability from our South African Operations, which partially offset increased losses from our
Australasian Operations.
Net cash utilized in investing activities
Net cash utilized in investing activities increased to $40.4 million in fiscal 2007 from $30.3 million in fiscal 2006 and
$31.6 million in fiscal 2005.
In fiscal 2007, cash utilized in investing activities mainly consisted of capital expenditure of $38.8 million (including discontinued operations) and contributions to environmental trust funds of $1.0 million. Cash utilized in investing activities during fiscal 2006, included capital expenditure of $41.0 million (including discontinued operations) net of cash acquired from the acquisitions of Crown, ERPM and Emperor of $7.1 million and cash received on the disposal of Stand 752 Parktown Extension (Pty)
Limited of $0.6 million. In fiscal 2005, cash utilized in investing activities included $6.9 million with regards to taking up our share of the Emperor Rights offering, $1.7 million relating to costs of the Emperor share offer and capital expenditure of $24.9 million
(including discontinued operations) and $3.5 million relating to our discontinued operation (North West Operations).
Total capital expenditure for fiscal 2007 was $38.8 million (including discontinued operations). Capital expenditures were predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant capital projects for fiscal 2007 included:
•
Ore Reserve development, pipeline and PLC upgrades, new mobile cooling units and the WAP project at Blyvoor at a cost of $9.5 million;
•
Installation of new pipelines, 3L2 Dump reclamation and new buttresses at Crown at a cost of $2.9 million;
•
Ore Reserve development and improvement of infrastructure at ERPM at a cost of $5.6 million;
•
Upgrading of Philip Shaft infrastructure and Ore Reserve development at Vatukoula at a cost of $ 9.2 million; and
•
Contributions to the West Wall refurbishment at Porgera of $3.8 million.
Total capital expenditure for fiscal 2006 was $41.0 million (including discontinued operations). Capital expenditures were predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant capital projects for fiscal 2006 included:
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
Total capital expenditure for fiscal 2005 was $24.9 million (including discontinued operations). In fiscal 2005, capital expenditures were predominantly on mining equipment and development, upgrading existing underground operations and upgrading metallurgical plants. Redundant capital equipment was sold during the year, the proceeds of which amounted to $2.2 million.
Significant capital projects for fiscal 2005 included:
• Ore Reserve development at the North West Operations at a cost of $3.5 million;
• Investment in mobile motor vehicle equipment at Tolukuma of $1.5 million;
• Improvements to the plant and equipment at Porgera of $1.4 million; and
• Capitalization of $11.1 million of deferred stripping costs at Porgera.
We anticipate increasing our capital expenditure in fiscal 2008 by about 12% from our capital expenditure for fiscal
2007. We expect to incur $42.9 million of capital expenditure on mining equipment and development, upgrading existing underground operations and upgrading current metallurgical plants as follows:
• Blyvoor - $10.3 million;
• Crown - $7.7 million;
• ERPM - $3.6 million;
• ERGO Mining Joint Venture - $19.2 million; and
• Tolukuma - $2.1 million;

Net cash generated in financing activities
Net cash generated from financing activities was $15.0 million in fiscal 2007 compared to $52.6 million in fiscal 2006 and
$67.4 million in fiscal 2005.
During fiscal 2007, we issued 50,306,903 shares for proceeds of $43.7 million. Of these shares, we issued 50,132,575 shares to Investec raising $43.6 million in settlement of financing facilities and a portion of the Convertible Loan Notes and 174,328 shares to the share option scheme for a consideration of $0.1 million.
During fiscal 2006, we issued 18,444,954 shares for proceeds of $25.9 million. Of these shares, we issued 17,815,945 shares to Investec raising $25.4 million in settlement of financing facilities and 629,009 shares to the share option scheme for a consideration of $0.5 million. In addition we issued 4,451,219 shares to the IDC for loans we acquired from them for $4.5 million, which the IDC previously held with Crown and ERPM. Furthermore, 932,857 shares were issued as payment for consulting services rendered of $1.2 million.
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
Industrial Development Corporation Loan
On July 18, 2002, Blyvoor entered into a loan agreement with IDC for R65.0 million ($10.4 million) to finance capital expenditures incurred by Blyvoor in completing the Blyvoor expansion project. The loan attracted interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. The loan was repayable in 48 monthly installments. Repayments were suspended in January 2005 until January 2006. The loan was secured by means of a general notarial bond over the Blyvoor metallurgical plant.
The loan agreement prohibited us from disposing of or further encumbering the secured assets and placed restrictions over our ability to change the business of Blyvoor. As of June 30, 2007, we had drawn down R1.4 million ($0.2 million) under this facility and the interest rate on this loan was 12.0%. At November 30, 2007, the loan had been fully repaid.
Investec Bank Limited and Investec Bank (Mauritius) Limited
We have entered into funding facilities with Investec Bank Limited, or Investec, or its affiliates:
On October 14, 2004, our subsidiary, DRD (Isle of Man) entered into a facility of $15.0 million with Investec Bank
(Mauritius) Limited, or Investec (Mauritius). The facility attracted interest at the three-month London Inter-bank Offered Rate, or
LIBOR, plus 300 basis points. Funds advanced and interest on this facility had to be repaid in cash in equal installments every three months from the date of the relevant advance so that the amount of the advance is paid in full to Investec (Mauritius) on or before November 12, 2007. The facility was secured by DRD (Isle of Man)’s shares in Emperor, DRD (Porgera) Limited and
Tolukuma. The loan agreement prohibited us from disposing of or further encumbering the secured assets. The facility restricted the flow of payments from DRD (Isle of Man) to the Company through requiring that all net operating cash or cash distributions received by DRD (Isle of Man) in respect of the secured assets had to be used to first service our interest and principal payment obligations under the facility by requiring that we hold, in a debt servicing account, sufficient cash to cover our quarterly principal payments. Any funds in excess of these repayment requirements could be transferred to us. Investec (Mauritius) had the option to require DRD (Isle of Man) to pay 50% of any payments, which were a distribution, by or on behalf of DRD (Isle of Man) to or for our account as a prepayment of the facility. The facility agreement contained a number of additional customary restrictive covenants. At June 30, 2005, $10.0 million had been drawn down under this facility. During fiscal 2006 this facility was fully repaid.

On December 10, 2004, we entered into a facility of R100.0 million ($15.0 million) with Investec. The facility attracted interest at the three-month Johannesburg Inter-bank Acceptance Rate, or JIBAR, plus 300 basis points. During fiscal 2005, we had drawn down R60.0 million ($9.0 million) under this facility and settled this amount by issuing 8,060,647 ordinary shares to the value of R60.0 million ($9.6 million), based on the market value at the date of issue. In fiscal 2006 we drew down a further
R40.0 million ($6.2 million) under this facility and repaid this amount by issuing 4,129,915 ordinary shares to the value of
R40.0 million ($6.2 million). This facility was not renewable.

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

On August 6, 2006, we entered into a working capital facility of R100.0 million ($14.5 million) with Investec. The facility attracted interest at the three-month JIBAR plus 300 basis points. During fiscal 2007, we had drawn down R100.0 million
($14.5 million) under this facility and settled this amount by issuing 10,614,248 ordinary shares to the value of R100.0 million
($14.5 million), based on the market value at the date of issue. This facility is not renewable.

On September 13, 2006, a facility of $35.0 million was entered into with Investec (Mauritius). We drew down
$33.0 million under this facility for the purpose of repaying the Senior Convertible Notes. At June 30, 2007, we had repaid a portion of this amount by issuing 39,518,327 ordinary shares to the value of $29.1 million. The facility attracted interest at the three-month LIBOR plus 3% and was secured by DRD (Offshore)'s shares in Emperor Mines Limited. The loan agreement prohibited the company from disposing of or further encumbering the secured assets and the facility was renewable. The loan was repayable within 12 months after year end. On July 18, 2007 this facility was fully repaid by the issue of 5,800,000 of our ordinary shares to the value of $3.9 million.
Baker Steel Capital Managers LLP
On April 5, 2005, we entered into a subscription agreement and an underwriting agreement pursuant to which we raised, in aggregate, R180.4 million ($27.7 million) through the issue of new shares by way of:
•      a specific issue of 17 million new shares at a cash price of R5.50 each to Baker Steel Capital Managers LLP, or BSCM, clients to raise R93.5 million ($14.4 million); and
•      a claw-back offer of 15,804,116 shares at an issue price of R5.50 each to our shareholders to raise R86.9 million
($13.3 million) in accordance with the terms of a separate offering circular to our shareholders. The funds from the claw-
back offer were received on April 12, 2005.
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
ANZ Banking Group Limited

There are five loan facilities from the ANZ Banking Group Limited, or ANZ Bank, which as at June 30, 2007 comprised of the Vatukoula loan facility ($10.1 million), project loan facilities ($59.8 million), a property loan ($1.3 million), a gold call option facility ($1.9 million) and a hedge book facility ($34.2 million).

The Vatukoula loan facility from ANZ Bank, secured over the assets and mining rights of Emperor Gold Mining
Company Limited (Fiji), was novated to Emperor on March 28, 2007 following the completion of the sale of Vatukoula to
Westech. The sale included the transfer of all the assets and liabilities (other than the ANZ Bank loan, lease liability and the gold hedge book) to Westech on March 28, 2007 and security over the Fijian assets was subsequently released by ANZ Bank. An agreement was reached with the ANZ Bank prior to June 30, 2007 to defer principal repayments in relation to all facilities provided by the bank to Emperor and its subsidiaries until the successful completion of the sale of Emperor’s 20% interest in the
Porgera Joint Venture. The loan attracted interest at LIBOR plus 2.5%. This facility was repaid on August 17, 2007, on the completion of the sale of our 20% interest in the Porgera Joint Venture to Barrick.

The project loan facilities agreement was signed on March 21, 2006 between ANZ Bank and Emperor for $42.0 million.
These facilities comprise a $35.0 million senior facility with a 59-month tenor and a $7.0 million revolving working capital facility, which are secured by the Papua New Guinea gold assets and an Emperor guarantee. On January 22, 2007 Emperor signed documentation with ANZ Bank to increase the revolving working capital facility from $7.0 million to $22.0 million to fund the restructure of the Emperor assets which provided working capital for the Papua New Guinea operations and exit costs associated with the Vatukoula sale. The additional facility bears interest at LIBOR plus 4.0%. This facility was repaid on August 17, 2007, on the completion of the sale of our 20% interest in the Porgera Joint Venture to Barrick.

The property loan represents a mortgage over a property purchased in Brisbane during May 2006. The loan attracts interest payments only for the first five years of the mortgage at a rate of 6.79% per annum. A First Registered Mortgage by
Emperor over the property situated at 45 Milman St, Clayfield, Queensland, Australia will be held by ANZ Bank as security for this loan. This facility was repaid on August 17, 2007, on the completion of the sale of our 20% interest in the Porgera Joint
Venture to Barrick.

The gold call option facility was implemented to purchase gold call options from ANZ Bank. The term of the facility is
12 months from April 6, 2006 and the loan bears interest at LIBOR plus 2.1%. The settlement of this facility would have coincided with the closing out of the call options for which the facility was implemented, however this facility was repaid on
August 17, 2007, on the completion of the sale of our 20% interest in the Porgera Joint Venture to Barrick.

A hedge book facility with ANZ Bank was entered into by Emperor to close out its gold forward hedge book of 145,695 ounces on May 16, 2007 at a spot price of $670 per ounce. The hedge book was closed out at an amount of $34.2 million and
ANZ Bank agreed to defer the settlement of this amount until December 31, 2007, or earlier following receipt of funds from the sale of Emperor’s 20% interest in the Porgera Joint Venture. The deferral facility bears interest at LIBOR plus 3.7%. This facility was repaid on August 17, 2007, on the completion of the sale of our 20% interest in the Porgera Joint Venture to Barrick.
Finance lease
Finance leases were effectively secured over vehicles owned by Vatukoula, however security over these assets was released by ANZ Bank after the disposal of Vatukoula. This facility was repaid on August 17, 2007.
Compliance with Loan Covenants

We have been in compliance with all material covenants contained in the above mentioned convertible notes indenture and loan agreements during the periods covered by our financial statements included in this Annual Report
.
Anticipated funding requirements and sources

At June 30, 2007, we had cash and cash equivalents of $19.4 million, and negative working capital (defined as current assets less current liabilities) of $67.0 million, compared to cash and cash equivalents of $67.3 million (including restricted cash)
and negative working capital of $45.5 million at June 30, 2006 and cash and cash equivalents of $36.1 million and positive working capital of $11.6 million at June 30, 2005. At November 30, 2007, our cash and cash equivalents were $105.6 million.

As at June 30, 2007, we estimated that our anticipated commitments for fiscal 2008 would be between $215.0 million and $220.0 million, which included capital expenditure of $42.9 million as discussed above, the current portion of other long-term loans of $111.7 million and working capital of approximately $63.8 million. As at June 30, 2007, we expected to finance these commitments from cash resources of $19.4 million at that date, net cash generated by operations and the proceeds from the disposal of our 20% interest in Porgera of $255.0 million.

Our management believes that existing cash resources, net cash generated from operations and proceeds from the disposal of our 20% interest in Porgera will be sufficient to meet our anticipated commitments for fiscal 2008 as described above.
In making this statement, management has assumed that there will be an increase in production from our South African
Operations and a decrease in production from our Australasian Operations. Management has assumed a gold price of $764 per ounce and exchange rate of R6.82 = $1.00.

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
5D. TREND INFORMATION

During the first quarter of fiscal 2008, we produced 89,157 ounces at average cash costs of $584 per ounce from our continuing operations. Gold production from our continuing operations for the second quarter of fiscal 2008 is expected to be lower, due to operational problems experienced at some of our South African mines in this quarter. Cash costs for the second quarter of fiscal 2008 should be relatively consistent with that achieved during the first quarter of fiscal 2008.

For the full year fiscal 2008, we are forecasting gold production from our continuing operations of approximately 350,000 ounces at cash costs of approximately $577 per ounce, based on an exchange rate assumption of approximately $1.00/R7.07. Our ability to meet the full year’s production target could be impacted by, amongst other factors, seismicity, power shortages, lower grades and stringent safety requirements. We are also subject to cost pressures due to increases in labor costs; increases in crude oil, steel, electricity and water prices; unforeseen changes in ore grades and recoveries; unexpected changes in the quality or quantity of reserves; unstable or unexpected ground conditions and seismic activity; technical production issues; environmental and industrial accidents; gold theft; environmental factors; and pollution, which could adversely impact the forecasted cash costs for fiscal 2008.
5E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purposes entities or unconsolidated affiliates.
5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Payments due by period
Total
Less than
1 year
Between
1-3 years
Between
3-5 years
More than
5 years
$’000               $’000               $’000              $’000               $’000
Long-term loans (including interest)............................................... 111,693 111,693
-                 -
-
Purchase obligations – contracted capital expenditure
1
............ 2,755 2,755
-                 -
-
Environmental rehabilitation, reclamation and closure costs
2
... 43,408 -
10,873                 -
32,535
Total contractual cash obligations.............................................
157,856
114,448
10,873                 -
32,535
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2007, and
June 30, 2006 our board consisted of six directors.

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

Executive Director
John William Cornelius Sayers (61) Chief Executive Officer. Mr. J.W.C. Sayers was appointed as Chief Financial Officer on September 5, 2005. He has almost 40 years’ financial experience, most recently as Financial Director of Nampak Limited, from
1996 to 2004, and as Financial Director of Altron Limited, from 1989 to 1996, with a Bachelor of Science (Hons) degree in
Econometrics and Statistics. Mr. J.W.C. Sayers qualified as a chartered accountant in both England and South Africa.
Mr. J.W.C. Sayers was also a Non-Executive Director of Emperor Mines Limited, but resigned on November 1, 2007. On December
11, 2006, Mr. J.W.C. Sayers was appointed as Chief Executive Officer with effect from January 1, 2007.

Non-Executive Directors
Geoffrey Charles Campbell (46). Mr. G.C. Campbell was appointed as Non-Executive Director in 2002, as a Senior
Independent Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on a gold mine in Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the Merrill Lynch Investment Manager’s Gold and General Fund, one of the largest gold mining investment funds.
He was also Research Director for Merrill Lynch investment Managers. Mr. G.C. Campbell is Managing Director of Boatlaunch
Limited and a director of Oxford Abstracts. On June 26, 2006, he was appointed Non-Executive Chairman of Emperor Mines
Limited. He resigned as Non-Executive Chairman of Emperor Mines Limited on November 1, 2007, but remains a Non-Executive
Director.

Robert Peter Hume (67). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. He has forty two years'
experience in the auditing field of which the last eighteen years were spent as a partner in the East London (South Africa) office of
KPMG. Since retirement in 1999, he has spent seven years as an investment manager at Sasfin Frankel Pollak in East London.
Mr. R.P. Hume is also a director of King Consolidated Holdings Limited.

Douglas John Meldrum Blackmur (63). Professor D.J.M. Blackmur was appointed as a Non-Executive Director in
October 2003. He holds a PhD in industrial relations from the University of Queensland and has a career which spans more than
35 years, primarily in the fields of management, corporate governance and research. He currently holds the position of Professor
Extraordinary at the University of the Western Cape.

               James Turk (60). Mr. J. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of
G.M. Network Limited (GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George
Washington University with a BA degree in International Economics in 1969, he has specialized in international banking, finance and investments. After starting his career with Chase Manhattan Bank (now J.P. Morgan Chase) he joined RTB, Inc., the private investment and trading company of a prominent precious metals trader in 1980. He moved to the United Arab Emirates in 1983 as
Manager of the Commodity Department of the Abu Dhabi Investment Authority. Since resigning from this position in 1987, he has written extensively on money and banking.

Edmund Jeneker (45). Mr. E.A. Jeneker was appointed a Non-Executive Director on November 1, 2007. He is a trained accountant and over the past 10 years specialized in business strategy and general management. He is the General Manager Western
Province of ABSA Bank. Prior to joining ABSA Bank he was the Western Cape Regional Manager at Deloitte and Touche Chartered
Accountants, where he was responsible for International trade and Investments in the Tax Division. He also headed up the World
Bank Competitiveness Fund in the Western and Eastern Cape and was Financial Controller: Corporate Finance at Mercantile and
General.

Alternate-Director
Jacob Hendrik Dissel (49) Acting Chief Financial Officer. Mr. J.H. Dissel holds a B.Comm Honors degree and joined the
Company as Group Financial Manager in October 1999 from Anglo Gold, where he was financial manager responsible for financial systems. He has 23 years’ experience in the mining industry. Mr. J.H. Dissel was appointed as acting Chief Financial Officer with effect from January 1, 2007.

Senior Management - Corporate
Themba John Gwebu (43) Group Council, Company Secretary and Compliance Officer. Mr. T.J. Gwebu (B Juris, LLB,
LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He
was appointed to his current position of Company Secretary in April 2005 and Group Legal Council and Compliance Officer on
January 1, 2007.

Amanda Roxanne Hoosen (29) Manager Internal Audit and Compliance. Ms. A.R. Hoosen joined the Company in her current position in October 2004. She is a graduate in accounting and international business from Drexel University in the United
States, and a Certified Public Accountant. She was previously employed in the United States by Cox Enterprises Incorporated and
Ernst and Young, LLP.

Andrew Norman Weir (43) Group Strategic Manager Human Resources. Mr. A.N. Weir holds a B.Soc.Sci degree and a diploma in advanced labor law, and he has also completed a Management Development Program, or MDP. He was appointed a director of DRDGOLD SA in January 2006 and resigned on September 29, 2007. Mr. A.N. Weir has 19 years’ experience in the mining industry.

Mark Craig Munroe (38) Chief Executive Officer DRDGOLD Capital Limited. Mr. M.C. Munroe joined the Company in
2002 and was appointed General Manager at Blyvoor in September 2004. Prior to this he was Manager New Business and Growth
Projects. A B.Comm graduate, Mr. M.C. Munroe holds a National Diploma and a National Higher Diploma in Metalliferous Mining.
He obtained his Mine Manager’s Certificate of Competency in 1999. He has 21 years’ experience in the mining industry. He was appointed Chief Executive Officer of DRDGOLD Capital Limited in July 2006.

Senior Management - South Africa

Craig Clinton Barnes (37) Chief Financial Officer: DRDGOLD SA. Mr. C.C. Barnes joined the Company in August 2004 as Group Financial Accountant. A Chartered Accountant, he has a B.Comm degree from the University of the Witwatersrand, or Wits
University, and a B.Com Honors degree from the University of South Africa, or Unisa. Prior to joining the Company, he was head of financial reporting for Liberty Group Limited and he has over ten years’ financial experience. He was appointed as Chief Financial
Officer of DRDGOLD SA in July 2006.

Manuel Da Silva (37) General Manager: ERPM. Mr. M. Da Silva is a BSc (Mining engineering) graduate of Wits
University and obtained his Mine Manager’s Certificate in 1995. He joined the Company as Production Manager at Blyvoor in 2002 and was appointed to his current position in August 2005. He has 15 years’ experience in the mining industry.

Henry Gouws (38) General Manager: Crown. Mr. H. Gouws graduated from Technicon Witwatersrand and obtained a
National Higher Diploma in Extraction Metallurgy in 1991. He completed an MDP in 2003 through Unisa School of Business
Leadership. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He has 19 years’
experience in the mining industry.

Kevin Peter Kruger (39) Regional Engineering Manager and Environmental Manager: DRDGOLD SA. Mr. K.P. Kruger
holds a BSc degree in mechanical engineering from Wits University and joined the Company in 1994. Previously Engineering
Manager at the Company’s North West Operations, he was appointed to his current position in April 2005.

Louis Charles Lamsley (59) Chief Operating Officer: DRDGOLD SA. Mr. L.C. Lamsley who has a National Diploma in
Metalliferous Mining and a Mine Manager’s Certificate of Competency, was appointed to his current position in January 2006. He has 34 years’ experience in the gold mining industry, 26 years of which have been spent in management.

Hurwa Ben Nyirenda (44) Head of New Business: DRDGOLD SA. Mr. H.B. Nyirenda joined the Company as Technical
Services Manager at Blyvoor in May 2004, transferring to the company’s North West Operations as Production Manager in October
2004. He has been the Head of New Business for DRDGOLD SA since January 2006. A graduate of the Camborne School of Mines,
England, he holds a BSc (Hons) in Mining Engineering, an MSc in Mining Engineering from the Wits University and an MBA from the Wits Business School. A registered professional engineer with ECSA since 1998, he obtained his mine Manager’s certificate in
1995. He has 26 years’ experience in the mining industry, in both gold and diamond sectors. He has also worked in the field of financial management.

Daniel Johannes Pretorius (40) Chief Executive Officer: DRDGOLD SA. Mr. D.J. Pretorius who holds a B.Proc, LLB degree was appointed Group Legal counsel for the Company in February 2003. He has 14 years’ of experience in the mining industry. He was appointed as Chief Executive Officer of DRDGOLD SA in July 2006 and is also a director of Rand Refinery
Limited.

Cornelius Russouw (49) General Manager: Blyvoor. Mr. C. Russouw became General Manager at Blyvoor in September
2006. He was previously Mine Manager at Harmony Gold Mining Company Limited’s Virginia Operations and has held various mining-related positions within Harmony and GenGold/Gold Fields. During a career spanning 26 years, he has a B Tech degree in mining engineering, a national diploma in Metalliferous Mining and a National higher diploma in Metalliferous Mining.

Wayne Swanepoel (44) Regional Human Resources Manager: DRDGOLD SA. Mr. W. Swanepoel was appointed to his current position on April 1, 2005. Previously, he was Human Resources Manager at Crown and Senior Human Resources Manager at
Rand Mines’ Duvha Opencast Colliery. He holds a BA degree from Rhodes University and has completed an MDP in Labor
Relations, both at the Unisa’s School of Business Leadership, and an advanced diploma in Labor Law at the University of
Johannesburg. He has 17 years’ experience in the mining industry.

Charles Methley Symons (53) Regional Manager Projects: Crown and ERPM. Mr. C.M. Symons was appointed General
Manager Crown in 1997 and to his current position in January 2006. He holds a Masters degree in Business Leadership and a
B.Comm degree from Unisa, and he also has a National Diploma in Extractive Metallurgy.

Philip Tshiloane (40). General Manager Exploration and Prospecting: DRDGOLD SA. Mr. P.P. Tshiloane joined the
Company on April 2, 2007. His previous experience covers virtually the complete spectrum of the South African resource industry from mining and marketing to new business development and project management. After completing a BSc (Mining Engineering) at
Wits University, he rose steadily through the mining ranks at various gold, coal and platinum mines.

Phillip Watters (51) General Manager Projects: DRDGOLD SA. Mr. P. Watters joined the Company in 2002 and took up his current position on August 1, 2005. He was previously General Manager ERPM. Mr. P. Watters, who obtained a Mine Manager’s certificate in May 2004, has a total of 31 years experience in mining, 23 years of which were spent with Gold Fields and four with
Anglo American. His career includes both production and project management experience.

David Edwin Whittaker (51) Regional Geologist: DRDGOLD SA. Mr. D.E. Whittaker joined the Company in 1996 and took up his current position in April 2005. He has a BSc Honors degree from Luton College of Higher Education, a diploma in mining engineering from the Camborne School of Mines and a graduate diploma in engineering from Wits University. He has 25 years’ experience in the mining industry.

Senior Management - Australasia
Patrick Bindon (37) Director Corporate Communications: Emperor. Mr. P. Bindon joined Emperor in 2006 from Placer
Dome’s Port Moresby office where his role as external affairs coordinator involved managing all media relations and providing high-
level political and external affairs advice to management. He obtained a Bachelor’s degree in Applied Science in 1991.

Frazer Bourchier (41) General Manager Business Development: Emperor. Mr. F. Bourchier is a qualified mining engineer with Bachelor’s and Master’s degrees in Applied Science. He has more than 16 years’ experience in the gold mining industry, most of which were spent with the Placer Dome Group in Canada, South Africa and Papua New Guinea. Prior to his appointment as
General Manager of Emperor’s Vatukoula Gold Mine in Fiji in June 2006, he was Mining Manager and alternate General Manager at the Porgera Joint Venture in Papua New Guinea.

Vanessa Chidrawi (36) Corporate Counsel and Company Secretary: Emperor. Ms. V. Chidrawi has a BComm (Legal)
degree from Wits University. She was a director and profit-sharing partner in the firm WS van Vuuren Incorporated Attorneys for nearly 10 years, after which she established her own practice. Her experience includes overseeing the firm’s High Court litigation practice, international clientele, black economic empowerment consulting, and commercial consulting and drafting. Ms. V. Chidrawi joined Emperor in May 2006 as Corporate Counsel and since has also been appointed Company Secretary.

Bradley Gordon (45) Chief Executive Officer: Emperor. Mr. B. Gordon was appointed to the board of Emperor in April
2006. He has more than 11 years’ experience in senior management positions in the gold industry in Australia, Papua New Guinea and Fiji. He was most recently employed as Managing Director of Placer Dome Niugini Limited and prior to that as General Manager of Porgera. Apart from the Porgera operation, he was also responsible for the Misima operation in the country. His experience includes many years in Fiji, where he was employed by Emperor as operations Manager of the Vatukoula Gold Mine and General
Manager of Tuvatu Gold Mining Company Limited, a wholly owned subsidiary of Emperor. Mr. B. Gordon has a Bachelor’s degree in Engineering and an MBA.

Brendan Gill (46). Chief Financial Officer: Emperor. Mr. B. Gill is a highly experienced senior Financial Manager. Prior to joining Emperor in June 2007, he held the senior financial positions in the BHP Biliton group of Vice President Finance in the
Carbon Steel Materials Division and Chief Financial Officer in the Stainless Steel Materials Division. Mr. B. Gill occupied a number of other senior posts in the group before 2003, including those of Chief Financial Officer of the Nickel Division and of Global Lead
Risk Management and Audit.

               Malcolm Norris (48) Executive General Manager Exploration: Emperor. Mr. M. Norris joined Emperor as Executive
General Manager Exploration on September 1, 2006 from Indophil Resources, where he was General Manager Exploration and
Business Development. He previously held senior positions with WMC Resources. A member of the Australasian Institute of Mining and Metallurgy and of the Society of Economic Geologists, he holds BSc Honors (Geology) and MSc degrees.

Bradley Sampson (41) General Manager: Papua New Guinea. Mr. B. Sampson was appointed to his current position in
August 2006, with principal responsibility for Tolukuma in Papua New Guinea and for overseeing Emperor’s 20% stake in the
Porgera Joint Venture, also in Papua New Guinea. He was previously General Manger at Gold Fields Limited’s St Ives Mine in
Western Australia and Kloof operation in South Africa, and has also held positions with Anglo American, Ross Mining NL and
Comalco. A member of the Australian Institute of Company Directors and the Australian Institute of Mining and Metallurgy, he
holds Bachelor of Engineering and Master of Business Administration degrees.

John Wallace (59) General Manager Human Resources: Emperor. Mr. J. Wallace has over 20 years’ experience in the mining industry, primarily in the South Pacific region with extended periods working in human resources at Misima, Ok Tedi and
Lihir in Papua New Guinea; Kaltim Prima Coal in Indonesia; and Gold Ridge in the Solomon Islands. He has extensive knowledge of the working conditions and requirements in these regions.

Changes in our Board of Directors and Executive Officers

The following changes occurred in our board of directors and executive officers from July 1, 2006 to November 30, 2007.
Appointments                       Title                                                                                                      Date
J.W.C. Sayers
1
Chief Executive Officer January 1, 2007
J.H. Dissel Acting Chief Financial Officer and Alternate Director January 1, 2007
D.J. Pretorius Alternate Director November 3,2006
E.A. Jeneker Independent Non-Executive Director November 1, 2007
Resignations                         Title                                                                                                     Date
M.M. Wellesley-Wood
Chief Executive Officer December 31, 2006
D.J. Pretorius Alternate Director December 31, 2006

Directors' Terms of Service

The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors:
Director                                Title                                                                                          Year first
appointed
Term of
current
office
J.W.C. Sayers Chief Executive Officer 2005
2
                              2 years
G.C. Campbell Non-Executive Director 2002 2 years
R.P. Hume Non-Executive Director 2001 2 years
D.J.M. Blackmur Non-Executive Director 2003 2 years
J. Turk Non-Executive Director 2004 2 years
J.H.Dissel Acting Chief Financial Officer 2007 -
E.A. Jeneker Non-Executive Director 2007 2 years

There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.
1
Mr. J.W.C. Sayers has been appointed as Chief Executive Officer with effect from January 1, 2007 after the resignation of
Mr. M.M. Wellesley-Wood with effect from the same date. Mr. J.H. Dissel succeeded Mr. J.W.C. Sayers as Chief Financial Officer, in an acting capacity with effect from January 1, 2007.
2
Appointed Chief Executive Officer with effect from January 1, 2007.

6B. COMPENSATION
Our Articles of Association provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid for the year ended June 30, 2007 was
R17.1 million ($2.4 million). Non-Executive Directors receive a basic fee of $30,000 per annum, subcommittee fees of $2,000 per annum for each subcommittee of which they are a member and an additional $2,000 per annum for each subcommittee of which they are chairperson.
The following table sets forth the compensation for our directors for the year ended June 30, 2007:
Directors                                                                             Basic
salary/fees
($'000)
End of contract
payment
($'000)
Retirement
fund
contributions/
bonus/restraint
of
trade/expenses
($'000)
Total
($'000)
Share
option
scheme
gains
($'000)
Executive
M.M. Wellesley-Wood
1
.................................                      354 264 520                  1,138 -
JWC Sayers ...................................................... 395 - 78 473 -
Subtotal............................................................
749
264
598                  1,611
-
Non-Executive
G.C. Campbell.................................................. 286 - 35 321 -
R. Hume............................................................ 36 - 18 54 -
D.J.M. Blackmur .............................................. 48 - 26 74 -
J Turk................................................................ 33 - 19 52 -
Subtotal............................................................
403
-
98
501
-
Alternates
J.H. Dissel.........................................................
131 -
9
140
-
D.J. Pretorius .................................................... 55 - 60 115
-
Subtotal............................................................
186
-
69                    255
-
Total .................................................................                  1,338
264
765                 2,367
-
See also Item 6E “Share Ownership” for details of share options held by directors.

Compensation of senior management

Our senior management comprises its executive directors and executive officers. Under the JSE Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than Executive and Non-
Executive Directors. However, the aggregate compensation paid to executive officers, excluding compensation paid to Executive
Directors, in fiscal 2007 was $5.2 million (fiscal 2006: $5.4 million), representing 25 executive officers in fiscal 2007 and 31 executive officers in fiscal 2006.

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

The Company’s executive directors, Mr. M.M. Wellesley-Wood (retired December 31, 2006) and Mr. J.W.C. Sayers, entered into agreements of employment with us, DRDGOLD SA and DRD (Isle of Man) on December 1, 2005 and January
1, 2007 respectively. These agreements regulate the employment relationship with Messrs. M.M. Wellesley-Wood and J.W.C.
Sayers. Separate agreements of employment were entered into with us and DRD (Isle of Man) to reflect the proportionate distribution of time and effort which they apply between our South African and Australasian operations. Mr. Wellesley-Wood’s
DRD (Isle of Man) contract was transferred to DRD (Offshore) with effect from July 1, 2006.
1
Retired December 31, 2006.

Mr. M.M. Wellesley-Wood received from DRDGOLD SA a consulting fee of R0.5 million ($0.1 million), and an all-
inclusive remuneration package from DRD (Offshore) of $270,000 per annum (payable in pounds sterling). He was also eligible, under this agreement, to receive an incentive bonus of up to 50% of his annual remuneration package in respect of each of two bonus cycles of 6 months each, over the duration of his appointment, on condition that he achieved certain agreed key performance indicators. Mr. M.M. Wellesley-Wood’s agreements also provided that he would receive a total of up to 500,000 of our ordinary shares in two equal tranches at intervals of 6 months over the duration of his agreements of employment. In terms of a JSE listing requirement, these allotments were subject to approval by shareholders. We subsequently decided, and
Mr. M.M. Wellesley-Wood agreed, that we would not seek the consent of our shareholders and that he would not be issued these shares. An alternate means of achieving the objective of the retention incentive was implemented through the payment of a bonus.
Mr. M.M. Wellesley-Wood became entitled to an amount of R1.9 million ($0.3 million) on the expiry of his agreement on
November 30, 2006, which was equal to half his remuneration package calculated on the basis of the remuneration package on the date of termination of employment. Mr. M.M. Wellesley-Wood’s contract was not renewed and he retired on December 31, 2006.

Mr. J.W.C. Sayers receives from us an all-inclusive remuneration package of R3.5 million ($0.5 million) per annum.
Mr. J.W.C. Sayers is eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration of his appointment, on condition that he achieves certain key performance indicators.
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

Messrs. G.C. Campbell, R.P. Hume, D.J.M. Blackmur, J. Turk and E.A. Jeneker each have service agreements which run for fixed periods until October 31, 2007, September 30, 2008, October 31, 2007, October 31, 2008, and November 30, 2009
respectively. After their two year period, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice.
6C. BOARD PRACTICES

Board of Directors
As at November 1, 2007, the board of directors comprises one Executive Director (Mr. J.W.C. Sayers), and an Alternate
Director (Mr. J.H. Dissel) for Mr. J.W.C. Sayers and five Non-Executive Directors (Messrs. G.C. Campbell, D.J.M. Blackmur,
R.P. Hume, J. Turk and E.A. Jeneker). The Non-Executive Directors are independent under the Nasdaq requirements and the
South African King II Report, with the exception of Mr. J. Turk, by virtue of his directorship of G.M. Network Limited
(GoldMoney.com), the holding company of Net-Gold Services Limited in which we have a 50.25% interest.

In accordance with the King II Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr. G.C. Campbell is the Non-Executive Chairman, Mr. J.W.C. Sayers is the Chief Executive Officer and Mr. J.H.
Dissel is the Acting Chief Financial Officer. Professor D.J.M. Blackmur was appointed senior independent Non-Executive
Director. The board has established a nominations committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the Nasdaq rules a majority of independent directors will select or recommend director nominees.

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

All directors, in accordance with the Company’s Articles of Association, are subject to retirement by rotation and re-
election by shareholders. In addition, all directors are subject to election by shareholders at the first annual general meeting following their appointment by directors. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for re-election are accompanied by sufficient biographical details in the notice of the forthcoming annual general meeting to enable shareholders to make an informed decision in respect of their re-election.

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

Two of the Non-Executive Directors (Messrs. G.C. Campbell and R.P. Hume) have share options under the Company’s share option scheme, but we do not believe that this interferes with their independence. Since December 2004, neither the
Executive Directors, nor the Non-Executive Directors were issued new share options. See Item 6A.: “Directors, Senior Management and Employees” and Item 6E.: “Share ownership”.
Board meetings are held quarterly in South Africa. The structure and timing of the Company’s board meetings, which are scheduled over 2 or 3 days, allows adequate time for the Non-Executive Directors to interact without the presence of the executive directors. The board meetings include the meeting of the Risk Committee, Audit Committee and Remuneration and Nominations
Committee which act as subcommittees to the board. Each subcommittee is chaired by one of the Independent Non-Executive
Directors who provide a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.

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
Executive Committees

Two Executive Committees have been established. An Executive Committee for the Australasian operations and an
Executive Committee for the South African operations. As at November 30, 2007, the Australasian Executive Committee consisted of Mr. B. Gordon (Chairman), Mr. B. Gill, Mr. B. Sampson, Mr. F. Bourchier, Mr. M. Norris, Ms. V. Chidrawi, Mr. P. Bindon and
Mr. J. Wallace. The South African operations Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. C.C. Barnes, Mr.
J.H. Dissel, Mr. T.J. Gwebu, Mr. H.B. Nyirenda, Mr. K.P. Kruger, Mr. L.C. Lamsley, Mr. J.W.C. Sayers, Mr. A.N. Weir, Mr. C.M.
Symons and Mr. R.P. Tshiloane.

The Executive Committees meet on a bi-weekly basis to review current operations in detail, develop strategy and policy proposals for consideration by the board of directors, implement its directives and consider disclosure controls and procedures.
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
The Remuneration and Nominations Committee, which is comprised of Non-Executive Directors, has been appointed by the board of directors. The committee meets quarterly, but may meet more often on an ad hoc basis if required. The Remuneration and Nominations Committee is governed by its terms of reference and is responsible for approving the remuneration policies of the Company, the terms and conditions of employment, and the eligibility and performance measures of the DRDGOLD (1996)
Share Option Scheme applicable to executive directors and senior management.

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

The remuneration policy, relating to the remuneration of directors and senior executives, is based on a reward system comprising four principal elements:
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
Audit and Risk Committees
On February 11, 2005, the Audit and Risk Committees started conducting joint meetings in respect of the quarterly meetings. The members meet and the business of each committee is handled in joint deliberations taking place on the issues raised. The Audit Committee is chaired by Mr. R.P. Hume and the Risk Committee by Professor D.J.M. Blackmur. The reason for the joint sittings is that there is a great deal of overlap between the financial risks discussed at Audit Committee level and at Risk
Committee level. The joint sittings of the Committees bring about better disclosure and ensure that the Company conforms more closely to the process prescribed by the US Sarbanes-Oxley Act of 2002.
Audit Committee

As at June 30, 2007, the Audit Committee consisted of Mr. R.P. Hume (Chairman), Mr. G.C. Campbell and Professor
D.J.M. Blackmur.
The Audit Committee is comprised solely of Non-Executive Directors, all of whom are independent. The primary responsibilities of the Audit Committee, as set out in the Audit Committee charter, is to assist the board in carrying out its duties relating to accounting policies, internal financial control, financial reporting practices and the preparation of accurate financial reporting and financial statements in compliance with all applicable legal requirements and accounting standards. A copy of the charter is available by application to the Company Secretary at the Company’s registered office.
The Audit Committee meets quarterly with the external auditors, the Company’s internal audit practitioner, the Acting
Chief Financial Officer and the Internal Audit and Compliance Manager to review the audit plans of the internal auditors, to ascertain the extent to which the scope of the internal audits can be relied upon to detect weaknesses in the internal controls and to review the annual and interim financial statements prior to approval by the board. The Audit Committee reviews our annual results, the effectiveness of our system of internal financial controls, internal audit procedures and legal and regulatory compliance. The committee also reviews the scope of work carried out by our internal auditors and holds regular discussions with the external auditors and internal auditors.

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
Risk Committee

As at June 30, 2007, the Risk Committee consisted of Professor D.J.M Blackmur (Chairman) and Mr. J. Turk.
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
The Risk Committee meets quarterly and reports to the board. Additional ad hoc meetings may be arranged as and when required. Certain members of executive management are occasionally invited to attend Risk Committee meetings, such as the
Acting Chief Financial Officer, Internal Audit and Compliance Manager, the Group Risk Manager, the Group Financial Manager,
the Operational Managers, the Group Legal Counsel, the manager responsible for safety, health and environment and the General
Manager Assets and Commercial.

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
Year ended June 30
2007
2006
2005
South Africa.......................................................................................................................................... 7,971           7,740 3,481
Australasia ............................................................................................................................................ 769           2,653 824
Total...................................................................................................................................................... 8,740         10,393 4,305

The total number of employees at June 30, 2007, of 8,740 comprises 1,541 contractors and 7,199 employees who are directly employed by us and our wholly-owned Group companies. As of November 30, 2007, we had 8,022 employees. The decrease in the number of employees in fiscal 2007 is mainly due to the closure of the Vatukoula mine in Fiji.

As of June 30, 2007, the breakdown of our employees (excluding Porgera) by main categories of activity was as follows
(2005 excludes Porgera, Emperor, Crown and ERPM):
Year ended June 30,
Category of Activity
2007            2006
2005
Mining - Our Employees......................................................................................................................... 3,953           5,286 2,317
Mining – Contractors .............................................................................................................................. 1,541           1,397 676
Engineering............................................................................................................................................... 1,841          1,854 586
Metallurgy ............................................................................................................................................... 697             944 322
Mineral Resources................................................................................................................................... 269             442 162
Administration......................................................................................................................................... 236             280 124
Environmental ......................................................................................................................................... 54               43 36
Human Resources.................................................................................................................................... 87               65 43
Medical .................................................................................................................................................... 13               24 9
Safety ....................................................................................................................................................... 49               58 30
Total......................................................................................................................................................... 8,740        10,393 4,305

Labor Relations

As at June 30, 2007, we employed and contracted 7,971 people in South Africa, 755 in Papua New Guinea and 14 in
Australia. Approximately 70% of South African employees are members of trade unions or employee associations. Workers at
Blyvoor embarked on an illegal work stoppage at the beginning of the night shift on February 13, 2007. The illegal work stoppage was believed to be related to worker concerns regarding the calculation of leave pay and to a demand by rock drill operators for a
40% wage increase. The striking workers failed to respond to a court order served on February 14, 2007, prohibiting them from continuing with their illegal industrial action and to a management ultimatum issued on February 15, 2007, for them to return to work or face disciplinary action. Approximately 90% of the workers at Blyvoor returned to work at the start of the night shift on February
18, 2007 and on February 19, 2007. Workers at Blyvoor embarked on illegal strike action for the second time in two weeks at the start of the night shift on February 27, 2007 and returned to work at the start of the night shift February 28, 2007. There were no other material incidents of industrial action or labor unrest at our operations during fiscal 2007

South Africa's labor relations environment remains a platform for social reform, while the political transitions that have taken place in the country have reduced the impact of organized labor on political transformation. The National Union of
Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling
African National Congress, the Congress of South African Trade Unions, or COSATU, and the South African Communist Party as it
is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD/NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a DRDGOLD SA level, while operations level forums continue to deal with local matters. For Blyvoor, a two-year agreement (effective from July 1, 2007) with NUM, UASA and
Solidarity was signed on October 31, 2007. This agreement will result in effective wage increases of 9.5% and 7.5% for fiscal 2008 and fiscal 2009, respectively. Similarly, two new wage agreements (effective from October 1, 2007) have been signed for Crown and
ERPM. These agreements will result in effective wage increases of 9.6% and 9.3% for Crown in fiscal 2008 and fiscal 2009, respectively, and in effective wage increases of 14.2% and 10.8% for ERPM in fiscal 2008 and fiscal 2009, respectively.

By statute we are required to pay each employee who is dismissed for reasons based on the operational requirements of our operations, a severance package of not less than one week’s remuneration for every completed year of service. In the aforementioned agreements with organized labor we undertook, as in the past, to pay packages equal to two weeks basic pay for every completed year of service as part of a balancing compromise with the labor unions between the high additional costs of non-
financial items and incentive payments (which are deemed part of remuneration), and an additional one week benefit based on basic pay.

Tolukuma in Papua New Guinea is not unionized, however, labor relations and the relationship with the surrounding communities are maintained by way of worker consultative committees and a community forum lead by the Community Relations
Manager.

AIDS represents a very serious threat to us and the gold mining industry as a whole in terms of the potential reduced productivity and increased medical costs. The exact extent of infection in our workforce is not known at present, although it is roughly estimated by the industry that the prevalence of HIV, the virus that causes AIDS, in the South African industry is currently approximately 35% to 40%. We have several AIDS awareness campaigns in place at our operations.

Blyvoor has contracted Anglo Gold Health Services to provide all health care services, including a wellness program, which treats AIDS related illnesses, provides counseling on healthy life styles and monitors the progression of the HIV virus.

Safety statistics

Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following 2007 overall statistics for our managed mines (including Emperor, but excluding Porgera) are reflected below (2006 statistics excludes Porgera and Emperor):

(Per million man hours)
Year ended June 30,
2007
2006
Lost time injury frequency rate (LTIFR)
1
......................................................................................... 10.25                        6.32
Reportable incidence
1
........................................................................................................................ 5.30                        3.52
Fatalities............................................................................................................................................... 0.34                        0.23
Number of fatalities (average per month)............................................................................................ 0.75                        0.58
6E. SHARE OWNERSHIP

As of November 30, 2007, options to purchase ordinary shares held by directors were as follows:

Directors
Options at
June 30,
2006
Options
granted
during the
period
Average
Exercise
price (R)
Options
exercised
during the
year
Average
Exercise
Price (R)
Options
lapsed
during the
year
Options at
November
30,
2007
Expiration
Dates
2
Non-Executive
G.C. Campbell.............. 57,994 - - - - - 57,994     3/20/2012-
6/17/2015
R.P. Hume .................... 77,907 - - - - - 77,907     10/1/2011-
6/17/2015
Alternate Director
J.H. Dissel..................... 367,111 64,700 9.08 - - - 431,811     3/20/2012-
10/30/2016

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

DRDGOLD (1996) Share Option Scheme, or the Scheme

We operate a securities option plan as an incentive tool for our Executive Directors, Non-Executive Directors and senior employees whose skills and experience are recognized as being essential to the Company’s performance. In terms of the Scheme rules, a maximum of 15% of the issued ordinary shares is reserved for issuance thereunder and no participant may hold options at any time, which if exercised in full, would exceed 2% of our issued share capital at that time. As at November 30, 2007, the number of issued and exercisable share options is approximately 4.4% of the issued ordinary share capital, which is within the National
Association of Pension Funds (United Kingdom) international accepted guideline of 3 to 5% for such schemes. In addition, the participants in the Scheme are fully taxed at their maximum marginal tax rate on any gains realized on the exercise of their options.

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

Options to purchase a total of 16,254,774 ordinary shares were outstanding on June 30, 2007, of which options to purchase
12,163,058 ordinary shares were currently exercisable. In fiscal 2007, a total of 105 employees participated in the Scheme including
Executive Directors, Non-Executive Directors and other senior employees. Since December 2004, neither the Executive Directors, nor the Non-Executive Directors were issued new share options. The outstanding options are exercisable at purchase prices that range from R4.52 to R36.08 per share and expire ten years from the date of issue to the participants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS

As of November 30, 2007, our issued capital consisted of:
•      376,141,981 ordinary shares of no par value; and
•      5,000,000 cumulative preference shares.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

Based on information available to us, as of November 30, 2007:
•      there were 6,855 record holders of our ordinary shares in South Africa, who held approximately 59,613,935 or approximately 15.8% of our ordinary shares;
•      there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
•      there were no US record holders of our ordinary shares, excluding those shares which are held as part of our ADR program;
and
•      there were 1,011 record holders of our ADRs in the United States, who held approximately 264,020,412 (26,402,041 ADRs)
or approximately 70.2% of our ordinary shares.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of
November 30, 2007 by:
•      each of our directors; and
•      any person whom the directors are aware of as at November 30, 2007 who is interested directly or indirectly in 5% or more of our ordinary shares.
Shares Beneficially Owned
Holder
Number
Percent

M. M. Wellesley-Wood..................................................................................................................................
*
J.W.C. Sayers .................................................................................................................................................
*
J. Turk.............................................................................................................................................................
*
G.C. Campbell................................................................................................................................................
*
R.P. Hume ......................................................................................................................................................
*
D.J.M. Blackmur ............................................................................................................................................
*
Soges Fiducem SA (Brussels) ....................................................................................................................... 23,618,531 6.3%
Bank of New York ADRs ..............................................................................................................................
101 Barclay Street
New York, NY 10011
264,020,412 70.2%

* Indicates share ownership of less than 1% of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of November 30, 2007, are treated as outstanding for computing the percentage of any other person. As of
November 30, 2007, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 70.2% of our issued ordinary shares through our ADR program and Soges Fiducem SA which holds 6.3%. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited,
EBSCO House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa.

Cumulative Preference Shares

Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares.
Randgold's address is 28 Harrison Street, Johannesburg, South Africa.

The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months. The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the
Argonaut mineral rights acquired from Randgold in September 1997. They will only obtain their potential voting rights once the
Argonaut Project becomes an operational gold mine, and dividends accrue to them. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on the disposal of all or substantially all of our assets or mineral rights. There is currently no active trading market for our cumulative preference shares. No shareholder has voting rights which differ from the voting rights of any other shareholder. On May 1, 2005, the Argonaut mineral rights reverted to the South
African State, in terms of the MPRD Act. On February 6, 2006, a prospecting right covering an area of 969 hectares over part of the
Argonaut Project was obtained.
7B.
RELATED PARTY TRANSACTIONS

Rand Refinery agreement

On October 12, 2001, we entered into an agreement with RRL for the refining and sale of all of our gold produced in South
Africa. Under the agreement, RRL performs the final refining of our gold and casts it into troy ounce bars. RRL then sells the gold on the same day as delivery, at the London afternoon close price on the day the gold is sold. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. For fiscal 2007 this amounted to $0.4 million and
$0.3 million and $0.4 million for fiscal 2006 and 2005, respectively. Mr. D.J. Pretorius, CEO of DRDGOLD South African
Operations (Pty) Limited, is also a director of RRL and is a member of their audit committee. With the provisional liquidation of
Buffelsfontein Gold Mines Limited on March 22, 2005, our 10.6% interest in RRL decreased to our current ownership of 4.1%. RRL is jointly owned by South African gold mining companies.

C. Press loan

During fiscal 2003, Mr. C. Press, a director of Net-Gold Services (Pty) Limited, or Net-Gold, a consolidated subsidiary company, loaned an amount of $24,946 to Net-Gold. This loan was interest free, unsecured and had no fixed terms of repayment. The funds were used for short-term working capital advances. The loan was repaid during fiscal 2007.

Management service agreements

We provide management services for DRDGOLD SA, Blyvoor, Crown, ERPM and DRD (Offshore) under management service agreements entered into with each of them. These services include financial management, gold administration, technical and engineering services, mineral resource services and other management related services. We own a 74% interest in DRDGOLD SA.
Blyvoor, Crown and ERPM are wholly-owned subsidiaries of DRDGOLD SA. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.

The management services at Blyvoor, Crown and ERPM are provided exclusively by DRDGOLD SA. DRDGOLD SA’s management fee for services performed at Blyvoor was $2.1 million (2006:$1.6 million), Crown $2.1 million (2006:$1.6 million) and
ERPM $2.1 million (2006:$1.6 million). Management fees recovered from DRDGOLD SA were $2.8 million (2006:$nil) and DRD
(Offshore) were $2.8 million (2006:$4.8 million).

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

On December 11, 2006, Khumo Gold exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005. Khumo Gold acquired from us a further 50,000 ordinary shares in DRDGOLD SA for $0.6 million (R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased by 5% to
20%. In addition, Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us
60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million (R5.1 million). After exercising the option, the trust's shareholding in DRDGOLD SA is 6%. Furthermore, Khumo Gold and the employee trust subscribed for $1.6 million (R11.2 million) new preference shares in ERPM, subscribed for $0.2 million (R1.7 million) new preference shares in Crown and subscribed for $0.4 million (R2.7 million) new preference shares in Blyvoor. We financed the transaction by subscribing for a further
$1.6 million (R11.4 million) preference shares in Khumo Gold and by extending a loan to the employee trust of $1.9 million
(R13.6 million).

Financing and operating assistance package for Emperor

In August 2005, we initiated a financing and operating assistance package to Emperor. This followed a complete review of
Emperor’s operations.

To assist Emperor with its restructuring plan, we provided a A$10.0 million ($7.6 million) Convertible Loan Facility to
Emperor as part of a re-financing package, which included an agreement with ANZ Bank to restructure Emperor’s existing debt servicing obligations.

ANZ Bank gave its consent to our granting of the Convertible Loan Facility and the related security. Further the Australian
Stock Exchange also granted a waiver of listing rules to permit Emperor to grant such security to us on the terms incorporated in the
Convertible Loan Facility.

The Convertible Loan Facility was repayable upon receiving the proceeds expected from the sale of Emperor’s interest in the Tuvatu Gold Prospect, or by December 31, 2007 whichever occurred earlier. Emperor had previously announced a conditional sale agreement in relation to the Tuvatu Gold Prospect and expected to receive consideration of approximately A$10.0 million ($7.6 million) on completion of that transaction. On January 25, 2006, Emperor announced that it had not granted a further extension for the sale of the Tuvatu Gold Prospect and the agreement was terminated.

The Convertible Loan Facility was convertible, at our election, into ordinary fully paid shares of Emperor at a conversion price equal to the lower of A$0.30 per Emperor share or the 45 day volume weighted average price of Emperor shares on the
Australian Stock Exchange prior to the date of conversion.
On August 29, 2005, the shareholders of Emperor approved the Convertible Loan Facility. We did not participate in the voting.

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture for a final cash consideration of
$255.0 million, which included interest, and subsequently Emperor retired all its debt facilities.

Sale and purchase agreement with Emperor
On November 16, 2005, we concluded a sale and purchase agreement with Emperor, who held a 100% stake in the
Vatukoula mine in Fiji, pursuant to which, on April 6, 2006, Emperor acquired our wholly owned subsidiary, DRD (Isle of Man), which in turn held our PNG assets, comprised of the 20% interest in the Porgera Joint Venture, the 100% interest in Tolukuma Gold
Mines Limited and all of our exploration tenements in PNG. The purchase consideration of $237.3 million was subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD (Isle of Man) between October 1,
2005, which was the effective date, and April 6, 2006, the date that the transaction was completed. The purchase consideration was settled by the issue of 751,879,699 new Emperor shares at $0.266 per share (valued at $200.0 million) to DRD (Offshore), a cash consideration of $32.3 million and a short term loan provided by DRD (Offshore) to the value of $5.0 million. The loan is repayable in two installments to DRD (Offshore) on March 30, 2007 and June 30, 2007. The loan attracted interest at LIBOR plus
2% per annum and was entered into on market related terms. Subsequent to June 30, 2006, the board of DRD (Offshore) agreed to convert this loan to equity. After the issue of the new Emperor shares, we held 88.3% of Emperor. Subsequently, our shareholding was diluted to 78.7%, following a number of share issues in which we did not participate.

In addition to these loan facilities in October 2006, we committed to a $10.0 million working capital facility for Emperor.
We advanced funds to Emperor under this facility of $2.0 million on October 5, 2006, $5.0 million on November 6, 2006 and
$3.0 million on November 27, 2006. The loan bears interest at LIBOR plus 3% per annum and is repayable on
December 31, 2007.

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture for a final cash consideration of
$255.0 million, which included interest on the original purchase price, and subsequently Emperor retired all its debt facilities. On
October 22, 2007, we sold our entire interest in Emperor for A$55.9 million ($52.4 million).
Loan to director of Emperor
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

Corporate advisory services

On November 13, 2006, DRDGOLD SA approved a corporate advisory service agreement with Bonami Fraser (Pty)
Limited, of which Mr. P W. Judge is a director. Mr. P. W. Judge (corporate adviser to Khumo Gold) through the Richmond Trust has an indirect shareholding of 18.75% in Khumo Gold, which owns 20% of DRDGOLD SA. The agreement provides for a monthly retainer of R85,000 ($11,775), a success fee payable on the successful completion of the Top Star Dump transaction of
R275,000 ($38,095) and a success fee payable upon signing of the 11% Khumo Gold option agreement of R475,000 ($65,800).
This corporate advisory service agreement has since expired.

Success fee payable to KBH
On November 27, 2006, the company provided the following undertaking to KBH:

(1)   that against KBH interacting with the DME at the appropriate level, on behalf of the Company to acquire the licenses and entitlements, below; and
(a)   upon the issuance of an appropriate and valid authority to Blyvoor to treat and dispose of the No. 2 rock dump, that the Company shall pay to KBH a success fee of R0.5 million ($0.1 million); and
(b)   upon the issuance of an appropriate and valid authority to Crown to treat the 3L2 Dump, that the Company shall pay to KBH a success fee of R0.5 million ($0.1 million); and
(2)   that in respect of the Top Star Dump and in consideration of:
(a)   Dr. M. P. Ncholo assisting in the completion of the Top Star Dump transaction by obtaining a commitment from
Mr. R. M. Godsell, CEO of Anglo Gold Ashanti to sell it to DRDGOLD SA; and
(b)   KBH interacting with the DME and government generally (including the Department of Arts and Culture) to procure the issuance of a mining authorization for the Top Star Dump, and the removal of such administrative hindrances as may otherwise inhibit the mining of the Top Star Dump (e.g. the declaration to bestow heritage status to the site), payable on the granting of the license and the removal of the restriction to mine, the Company shall pay to KBH a success fee of R2.0 million ($0.3 million) payable upon the issuance of an appropriate and valid authority to Crown to mine the Top Star Dump, that is not inhibited by any other administrative conduct.
7C.
INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
1.    Please refer to Item 18.: "Financial Statements."
2.    Please refer to Item 18.: "Financial Statements."
3.    Please refer to Item 18.: "Financial Statements."
4.    The last year of audited financial statements is not older than 15 months.
5.    Not applicable.
6.    Not applicable.
7.    See under Item 4D.: "Property, plant and equipment—Legal Proceedings."
8.    Please see Item 10B.: "Memorandum and Articles of Association."
8B.        SIGNIFICANT CHANGES

For a discussion of significant changes that have occurred since June 30, 2007, the date of the last audited financial statements included in this Annual report, please see Note 28 “Subsequent Events” under Item 18.: "Financial Statements," which describes post balance sheet events.

ITEM 9. THE OFFER AND LISTING
9A.
OFFER AND LISTING DETAILS

The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the Nasdaq Capital Market (formerly Nasdaq SmallCap Market).
Price Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading
Volume
Year Ended
High
Low
High
Low
Ordinary
Share
ADSs
June 30, 2003......................................................................................... 49.20 15.60 4.72 2.11           245,634 2,809,445
June 30, 2004......................................................................................... 27.75 15.00 4.10 2.20           118,454 4,084,794
June 30, 2005......................................................................................... 15.80 4.15 2.66 0.30           136,947 2,440,765
June 30, 2006......................................................................................... 12.10 5.60 2.02 0.85           431,319 3,700,024
June 30, 2007......................................................................................... 11.50 3.70 1.63 0.54           829,879 308,884
Price Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading
Volume
Quarter
High
Low
High
Low
Ordinary
Share
ADSs
1
Q1 July – September 2005 .................................................................... 10.25 5.60 1.66 0.85           190,510 2,518,369
Q2 October – December 2005................................................................ 10.80 7.00 1.55 1.21           395,803 3,098,341
Q3 January – March 2006 ..................................................................... 12.10 7.80 2.02 1.24           674,570 4,310,914
Q4 April – June 2006............................................................................. 11.70 7.71 1.98 1.11           471,111 4,900,925
Q1 July – September 2006 .................................................................... 11.50 8.82 1.63 1.25           504,267 2,329,311
Q2 October – December 2006................................................................ 10.85 6.11 1.42 0.84 840,975 294,508
Q3 January – March 2007 ..................................................................... 6.60 3.70 0.94 0.54        1,039,898 388,635
Q4 April – June 2007............................................................................. 6.67 4.40 0.94 0.65           936,548 321,993
Q1 July – September 2007 .................................................................... 6.19 3.50 0.88 0.47        1,126,683 234,594
Price Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading Volume
Month Ended
High
Low
High
Low
Ordinary
Share
ADSs
May 31, 2007 ........................................................................................ 6.67 5.64 0.94 0.75        1,163,240 291,631
June 30, 2007 ......................................................................................... 6.40 5.21 0.73 0.83           661,989 160,753
July 31, 2007.......................................................................................... 5.44 4.42 0.67 0.76 779,225 159,353
August 31, 2007..................................................................................... 4.75 3.76 0.63 0.53           947,990 201,332
September 30, 2007 ............................................................................... 6.19 3.95 0.88 0.55        1,769,745 358,019
October 31, 2007 ................................................................................... 6.05 5.01 1.03 0.74           578,111 270,669
November 30, 2007 ............................................................................... 6.55 4.85 0.98 0.76           880,709 241,799
The cumulative preference shares are not traded on any exchange.
There have been no significant trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2007, nor have there been any significant trading suspensions with respect to our ADRs on the Nasdaq Capital Market since our listing on that market.
9B. PLAN OF DISTRIBUTION

Not applicable.
1
Note that with effect from July 23, 2007, we changed our ADS ratio to reflect one ADS for ten of our ordinary shares.

9C. MARKETS
Nature of Trading Markets
The principal trading market for our equity securities is the JSE and our ADSs that trade on the Nasdaq Capital Market
(formerly Nasdaq SmallCap Market) in the form of ADRs under the symbol “DROOY.” Our ordinary shares trade on the JSE under the symbol “DUR.” Our ordinary shares also trade on the Marche Libre on the Paris Bourse (symbol: DUR) and Brussels Bourse
(symbol: DUR) in the form of International Depository Receipts. The ordinary shares also trade on the over the counter markets in
Berlin, Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by The Bank of New
York, as depositary. Each ADR represents one ADS. Until July 23, 2007, each ADS represented one of our ordinary shares. Prior to
February 2001, our ADSs traded on the Nasdaq National Market.
On January 22, 2007, we received a Nasdaq Staff Deficiency letter indicating that we failed to comply with the $1.00 per share Minimum Bid Price Requirement, or the MBPR, on the Nasdaq Capital Market for continued listing set forth in Marketplace
Rule 4320(e)(2)(E)(ii). In accordance with this Rule, we were provided with 180 calendar days, or until July 23, 2007, to regain compliance. As our ADSs had been consistently trading on the Nasdaq Capital Market at a price below the MBPR, we changed our
ADS ratio from one ADS for one of our ordinary shares to one ADS for ten of our ordinary shares on July 23, 2007. With effect from the commencement of business on July 23, 2007, we affected a 1:10 reverse stock split (i.e. a 10:1 consolidation) of our ADRs.
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
10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Our Memorandum and Articles of Association and Ordinary Shares

On June 30, 2007, we had 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value, authorized for issuance. On that date, we had issued 370,341,981 ordinary shares and 5,000,000 cumulative preference shares.

On November 30, 2007, we had 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares,
R0.10 par value, authorized for issuance. On that date, we had issued 376,141,981 ordinary shares and 5,000,000 cumulative preference shares.

Set out below are brief summaries of certain provisions of our Articles of Association, or our Articles, the South African
Companies Act, 1973 (as amended), or the Companies Act, and the requirements of the JSE, all as in effect on November 30, 2007.
The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Articles, the Companies Act, and the requirements of the JSE.

We are registered under the Companies Act under registration number 1895/000926/06. As set forth in our Memorandum of
Association, our purpose is to explore and exploit mineral rights and establish and own mining enterprises.

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

Winding-up

If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of November 30, 2007, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

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
10C. MATERIAL CONTRACTS

Deed of Loan, Cession, Payment and Set-Off entered into between DRDGOLD Limited, East Rand Proprietary Mines Limited,
Crown Gold Recoveries (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 7, 2005.

Under this agreement we loaned approximately $1.4 million (R9.2 million) to ERPM. ERPM instructed us to pay that amount to KBH on its behalf in respect of an agreement between KBH and ERPM in terms of which ERPM acquired from KBH shareholders claims against Crown.

Share Sale Agreement between Business Venture Investments 750 (Pty) Limited, or BVI 750, and DRDGOLD South African
Operations (Pty) Limited, dated November 8, 2005.

Under this agreement BVI 750 sold to DRDGOLD SA 60 ordinary shares, or the sale shares, which BVI 750 held in Crown.
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
2005.

Under this agreement the parties to the agreement recorded the terms on which the IDC agreed to sell and transfer the claims, the indemnities and the debenture, and waive in pledge of the shareholders loan by KBH to Crown in favor of us. The purchase price was an amount equal to the aggregate value of 4,451,219 ordinary DRDGOLD shares reckoned at its closing price on the Johannesburg Stock Exchange on July 1, 2005 (4,451,219 shares being the number of shares which, based on the five day volume weighted average price of DRDGOLD shares in trade on the Johannesburg Stock Exchange, prior to March 29, 2005, aggregated
R24.0 million, or $3.8 million, in value).

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

Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited,
dated November 18, 2005.

Under this agreement Khumo Gold subscribed for one Class A cumulative participating preference share in the share capital of Blyvoor at the subscription price of approximately R3.9 million ($0.6 million).

Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and Crown Gold Recoveries (Pty) Limited, dated
November 18, 2005.

Under this agreement Khumo Gold subscribed for one Class A cumulative participating preference share in the share capital of Crown at the subscription price of approximately R2.7 million ($0.4 million).

Shareholders’ Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South African
Operations (Pty) Limited, dated November 24, 2005

Under this agreement we hold 85% of the issued share capital in DRDGOLD SA and Khumo Gold holds 15% of the issued share capital of DRDGOLD SA. This agreement was entered into in order to establish the manner in which DRDGOLD SA is to be managed and it sets out the terms governing their relationship as shareholders in DRDGOLD SA.

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

Restructure Deed between DRD (Offshore) Limited and DRD (Isle of Man) Limited and Emperor Mines Limited and Emperor
Gold Mining Company Limited, or EGM, and Australia and New Zealand Banking Group Limited, dated February 24, 2006.

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

Option Exercise Agreement between DRDGOLD Limited, Khumo Gold SPV (Pty) Limited and the Trustees for the time being of the DRDSA Empowerment Trust, dated October 10, 2006.

Under this agreement, the Trust and Khumo Gold exercised the option for Khumo Gold to acquire an additional 5%
shareholding in DRDGOLD SA, for a total cash consideration of $0.7 million (R5.1 million) and $0.6 million (R4.3 million)
respectively, resulting in a total holding of 20% for Khumo Gold and the Trust holding 6% in DRDGOLD SA.

Class B Preference Share Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited, dated
October 24, 2006.

Under this agreement, DRDGOLD subscribed for 11,432 shares in Khumo Gold at the subscription price of
R11.4 million ($1.6 million), of which an amount of R4.3 million ($0.6 million) was to be paid back to DRDGOLD for the acquisition of the 5% interest in DRDGOLD SA by Khumo Gold. A further R1.2 million ($0.2 million), R0.8 million
($0.1 million) and R5.1 million ($0.7 million) was to be paid by Khumo Gold for its acquisition of preference shares in Blyvoor,
Crown and ERPM, respectively.

Three Class B Preference Share Subscription Agreements between Khumo Gold SPV (Pty) Limited and Blyvooruitzicht Gold
Mining Company Limited, Crown Gold Recoveries (Pty) Limited and East Rand Proprietary Mines Limited, dated
October 24, 2006.

Under these agreements, Khumo Gold subscribed for Class B cumulative participating preference shares at R1.00 per share at the subscription price of R1.2 million ($0.2 million), R0.8 million ($0.1 million) and R5.1 million ($0.7 million) for
Blyvoor, Crown and ERPM, respectively.

Three Class C Preference Share Subscription Agreements between the Trustees for the time being of the DRDSA Empowerment
Trust and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries (Pty) Limited and East Rand Proprietary
Mines Limited, dated October 24, 2006.

Under these agreements the Trust subscribed for class C cumulative participating preference shares at R1.00 per share at the subscription price of R1.5 million ($0.2 million), R0.9 million ($0.1 million) and R6.1 million ($0.9 million) for Blyvoor,
Crown and ERPM, respectively.

Share Sale Agreement between Emperor Mines Limited and Westech Gold (Pty) Limited, or Westech, dated March 22, 2007, regarding the disposal of its Fijian assets.

In terms of this agreement, Emperor sold 100% of its shares in the Australian incorporated companies which owned all of its Fijian assets, including the Vatukoula mine, to Westech for A$1.00. With immediate effect, all the assets and liabilities of the
Emperor Fijian operations were transferred to Westech.

Joint Venture Interest Sale Deed – Procurement Deed between Barrick Gold Corporation, or Barrick, and Emperor Mines
Limited, dated April 12, 2007.

Under this agreement Emperor agrees to procure DRD (Porgera) Limited to sell and transfer the 20% participating interest in the Porgera Joint Venture (the 20% interest) to Barrick (Niugini) Limited, and Barrick agrees to procure Barrick
(Niugini) Limited to purchase and take transfer of the 20% interest. Emperor and Barrick agree to procure that DRD (Porgera)
Limited and Barrick (Niugini) Limited execute the Joint Venture Interest Sale Deed respectively, for sale of the 20% interest.

Subscription Agreement between Emperor Mines Limited and Barrick Gold Corporation, dated April 12, 2007.

Under this agreement Barrick and Emperor agreed that Barrick will subscribe for 153,325,943 shares (the shares) in the capital of Emperor, which will issue the shares at the volume weighted average sale price of all shares traded on the Australian
Stock Exchange during five trading days immediately preceding the day on which a subscription notice is issued by Barrick. This agreement was conditional upon Barrick electing to subscribe for the shares within 10 days after Emperor’s shareholders held a meeting to approve the disposal of the 20% interest in the Porgera Joint Venture.

Joint Venture Interest Sale Deed between Barrick Gold Corporation, Barrick (Niugini) Limited, Emperor Mines Limited and DRD
(Porgera) Limited, dated July 19, 2007.

Under this agreement DRD (Porgera) Limited agreed to sell and transfer its 20% participating interest in the Porgera
Joint Venture including certain exploration Licenses to Barrick (Niugini) Limited for a disposal consideration of $250.0 million plus an interest adjustment amount of $37,671 per day from April 1, 2007 to the date of completion of the disposal.

Deed of Assignment and Assumption between Barrick (Niugini) Limited (“Buyer”), DRD (Porgera) Limited (“Seller”) Barrick
(Goldfields PNG Holdings) Limited (“Goldfields”) and Minerals Resources Enga Limited (“MRE”), dated July 19, 2007.

Under this agreement the Seller assigns to the Buyer the 20% participating interest in the Porgera Joint Venture (the 20%
interest) and the Buyer accepts the assignment from the Seller and assumes the obligations of the Seller that accrue from
April 1, 2007. The Buyer undertakes to Goldfields and MRE that it will assume, observe, comply with and be bound by the terms of the Porgera Joint Venture.

Memorandum of Agreement between Anglo Gold Ashanti Limited, Friedshelf 849 (Proprietary) Limited (renamed Ergo Mining
(Pty) Limited), DRDGOLD South African Operations (Pty) Limited, dated August 6, 2007.

Under this agreement Anglo Gold Ashanti sells certain assets (namely the sand and slime dumps, registered rights, old order mining rights in respect of the dumps and mining equipment) to Ergo Mining for R42.8 million ($6.1 million). DRDGOLD
SA and Mintails SA bind themselves, jointly and severally in favor of Anglo Gold Ashanti, as sureties and co- principal debtors with Ergo Mining (Pty) Limited for payment by the latter of all moneys which are due or may become due and owing from time to time in terms of the agreement.

Merger Implementation Deed between Emperor Mines Limited and Intrepid Mines Limited, or Intrepid, dated
September 18, 2007.

Under this agreement Emperor and Intrepid agreed to merge the two companies by way of a scheme of arrangement. As a result of the proposed merger Emperor shareholders will be offered one new Intrepid share for every 4.25 Emperor shares.

Mandate for the Placement of DRD (Offshore) Limited’s 78.72% shareholding in Emperor Mines Limited, dated
September 28, 2007.

Under this agreement DRD (Offshore) appointed ABN Amro Morgans Limited and Tricom Equities Limited (together
“the Brokers”) to act as placement agent of all the 823,391,603 shares (“the shares”) held by DRD in Emperor. The agreement provides that the sale will occur by way of book build to be jointly managed by the Brokers so as to determine demand for the shares at various sale prices. The minimum sale price for the sale of the shares was set at A$0.068 per share. On October 22, 2007 the sale of the shares was completed.

Term Sheet for the joint venture agreement entered into by Acorn Gold (Proprietary) Limited, DRDGOLD, Durban Roodepoort
Deep (Proprietary) Limited, Friedshelf 850 (Proprietary) Limited, Geotorm Investments Limited (“GEOTORM”), Kgosi Resource
Management (Proprietary) Limited, Minerals and Mining Reclamation Services (Proprietary) Limited, Mintails SA (Proprietary)
Limited (“Mintails SA”), West Witwatersrand Gold Mines Limited, West Witwatersrand Holdings Limited, West Wits Mining
Limited (“LISTCO”), West Wits Mining SA (Proprietary) Limited (“NEWCO 1”), dated November 9, 2007.

Under this Term Sheet DRDGOLD, GEOTORM, LISTCO and Mintails SA have agreed, through their respective subsidiaries, to consolidate their gold and uranium assets and projects in the West Rand under a joint venture company called
NEWCO 1. At the initial phase of the joint venture DRDGOLD, GEOTORM and Mintails SA will hold 45%, 10% and 45%
respectively of the total issued share capital of NEWCO 1. The next phase of the consolidation will include further restructuring which will result in DRDGOLD and new investors lending A$450,000 and A$550,000, respectively, to NEWCO 1 with the right to convert such loan into equity in NEWCO 1 thus diluting the holding of DRDGOLD, GEOTORM and Mintails SA. In the event of the conversion taking place, DRDGOLD, LISTCO, GEOTORM and Mintails SA will hold 45%, 3.44%, 9.37% and 42.19%
respectively of the total issued share capital of NEWCO 1. Ultimately the shareholders in NEWCO 1 intend to cause LISTCO to be listed on the Australian and Johannesburg stock exchanges and on the basis that they will exchange their shareholding in
NEWCO 1 for shares in the listed entity, LISCO.
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

No income tax is payable on dividends paid to residents or non-residents, in terms of Section 10(1)(k) of the Income Tax
Act except in respect of foreign dividends received by or accrued to residents of South Africa. Accordingly, there is no withholding tax on dividends received by or accrued to non-resident shareholders of companies listed in South Africa and non-residents will receive the same dividend as South African resident shareholders. Prior to payment of the dividend, the Company pays Secondary
Tax on Companies at a rate of 10% (before October 1, 2007 12.5%) of the excess of dividends declared over dividends received in a dividend cycle but the full amount of the dividend declared is paid to shareholders.

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

Taxation of dividends
South Africa imposes a corporate tax known as Secondary Tax on Companies, or STC, on the distribution of earnings in the form of dividends, and, at present, the STC tax rate is equal to 10% (before October 1, 2007 12.5%).
In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2007, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 45% (2006:45% and 2005: 46%) and 37% (2006: 37%
and 2005: 38%), respectively. During those same years the tax rates for companies that did not elect the STC exemption were
35% (2006: 35% and 2005: 37%) and 29% (2006: 29% and 2005: 30%), respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of
45% for mining income and 37% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 35% tax on mining income and 29% for non-mining income. However, with the exception of Crown, all of the South
African subsidiaries elected not to be exempt from STC.

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

For US federal income tax purposes, distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For US federal income tax purposes, the amount of any distribution received by a US holder will equal the Dollar value of the sum of the South African Rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the “spot rate” on the date the dividend distribution is includable in such US holder's income, regardless of whether the payment is in fact converted into Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date such holder converts the payment into Dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-
taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADSs. To the extent that these distributions exceed the US holder's tax basis in the ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading “Passive Foreign Investment Company.” We do not intend to calculate our earnings or profits for US federal income tax purposes.

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

We believe that we were not a PFIC for our 2007 fiscal year ended June 30, 2007. However, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

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
10F. DIVIDENDS AND PAYING AGENTS
Not applicable.
10G. STATEMENT BY EXPERTS
Not applicable.
10H. DOCUMENTS ON DISPLAY
You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at
DRDGOLD Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Group Company Secretary. Tel No. +27-
11-219-8700. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.
A copy of each document concerning us that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at DRDGOLD Limited, 299 Pendoring Avenue, Blackheath, Randburg, South Africa 2195.
10I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

In the normal course of our operations, we are exposed to market risk, including commodity price, foreign currency, interest and credit risks. We have entered into transactions which make use of derivative instruments to economically hedge certain exposures. These instruments include interest rate swaps, forward sale commodity contracts and option contracts. Even though we have used these types of instruments in the past our current hedging policy precludes the forward selling of gold. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are marked-to-market through the statements of operations in accordance with our accounting policies. We do not hold or issue derivative financial instruments for speculative purposes, nor do we normally hedge forward gold sales.

Commodity price risk

The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares or ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the gold price is impossible for us to predict. The price of gold may not remain at a level allowing us to economically exploit our reserves. It is our policy not to hedge this commodity price risk.

Our policy is normally not to hedge forward gold sales, however we have hedged specified projects, acquisitions and capital expenditure in the past. With the acquisition of Emperor, during fiscal 2006, their existing gold forward contracts were brought to book. These gold forward contracts required delivery of 145,695 ounces between fiscal 2007 and fiscal 2009. Consequently, our shareholders were exposed to opportunity loss as a result of an increase in the price of gold. These gold forward contracts were closed out on May 16, 2007, following the sale of our shareholding in Emperor.

Forward sale commodity contracts

With the acquisition of Emperor, on April 6, 2006, existing gold forward contracts held by Emperor with ANZ were brought to book.
These financial instruments did not qualify for hedge accounting.
The total ounces that were to be delivered under the gold forward contracts for the Group was 145,695 ounces and the delivery into these derivative instruments was to be in accordance with the maturity schedule agreed with ANZ, as follows:
Year ended
Strike price
June 30, 2007
June 30, 2008      June 30, 2009
$452.70 41,526 oz 82,992 oz 21,177 oz
These gold forward contracts were closed out on May 16, 2007 at a spot price of $670 per ounce, following the sale of our shareholding in Emperor. The total fair value of the financial instrument as of June 30, 2007 is $nil (June 30, 2006: a liability of
$25.3 million). Included in profit/(loss) on derivative instruments under discontinued operations was a loss of $5.1 million for fiscal 2007 (fiscal 2006: a gain of $4.4 million) relating to these instruments.
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
Year ended
Strike price
June 30, 2007
June 30, 2008      June 30, 2009
$634.00 6,920 oz 4,150 oz 536 oz
$645.80 13,842 oz 8,298 oz 1,074 oz
$652.50 6,920 oz 4,150 oz 536 oz
27,682 oz 16,598 oz 2,146 oz
The fair value of the European Style gold call options at June 30, 2007, is an asset of $0.8 million (June 30, 2006: an asset of $2.9 million). Included in profit/(loss) on derivative instruments is a loss of $1.9 million for fiscal 2007 (fiscal 2006: a gain of $1.0 million) relating to these instruments.

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
Foreign currency risk
Our functional currency for the South African operations is the South African Rand; for Tolukuma and Porgera it is the
Papua New Guinea Kina and for Vatukoula it is the Fiji Dollar.
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
Based on our fiscal 2007 financial results, a hypothetical 10% increase/decrease in exchange rate activity would have the following approximate impacts on revenues and net profit/(loss) after tax:
Exchange rate
Impact on revenue
Impact on net profit/(loss) after tax
Rand/Dollar $20.8 million $14.8 million
Kina/Dollar $7.4 million $5.2 million
Australian Dollar/Dollar $1.7 million $1.2 million
We have not entered into any foreign exchange hedging contracts to attempt to mitigate our foreign currency risk.

Interest rate risk

Interest rate swap agreement
From time to time we enter into interest rate swap agreements to mitigate interest rate risk.

An interest rate swap agreement was entered into to minimize the exposure to changes in interest rates with regard to the coupon payable on our $66,000,000 of 6% Senior Convertible Notes due November 2006 (refer to Note 20 of the financial statements). The fixed coupon rate (in Dollars) of 6% per annum was swapped for a floating South African interest rate, calculated at the forward JIBAR plus 200 basis points per annum. An amount of 60% of the coupon rate is subject to this swap agreement, based on the requirements of the South African Reserve Bank, as this represents the amount of the funds raised utilized in South Africa. The maturity date of this agreement was November 2006, however during fiscal 2006 this contract was closed out. Included in profit/(loss) on derivative instruments is $nil for fiscal 2007.

On December 18, 2002 (amended April 19, 2004), Emperor entered into the Vatukoula loan facility with ANZ Banking
Group Limited, or ANZ. In order to minimize fluctuation in interest rates, 64% of the loan was covered by entering into interest swap contracts under which we were obliged to receive interest at variable rates and pay interest at a fixed rate of 4.34% until October
2008. As discussed in Note 18 to our financial statements, the fair value of the interest rate swap agreement at June 30, 2007, is an asset of $nil (2006: an asset of $0.1 million). Included in profit/(loss) on derivative instruments is $nil for fiscal 2007 relating to this instrument.
Long-term debt

Set out below is an analysis of our debt as at June 30, 2007, analyzed between fixed and variable interest rates and classified by currency.
Dollar
denominated
loans
Australian
dollar
denominated
loans
Rand
denominated
loans
Total
$'000                 $’000                 $'000             $'000
Interest rate
Variable rate ......................................................................................................... 3,925
107,567                     201    111,693
Weighted average interest rate.............................................................................. 8.3%
7.9%                12.0%
n/a
Fixed rate ............................................................................................................. - - -
-
Weighted average interest rate.............................................................................. n/a
n/a                      n/a
n/a
Total.....................................................................................................................
3,925
107,567                      201    111,693
Repayment period
2008 ..................................................................................................................... 3,925
107,567                      201    111,693
2009 ..................................................................................................................... - - -
-
2010 ..................................................................................................................... - - -
-
2011 .....................................................................................................................
-
-
-
-
2012 .....................................................................................................................
-
-
-
-
2013 onwards.......................................................................................................
-
-
-
-
Total.....................................................................................................................
3,925
107,567                      201    111,693

Based on our fiscal 2007 financial results, a hypothetical 10% increase/decrease in interest rate activity would increase/decrease our interest expense by $14.2 million.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
15A. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
Our Chief Executive Officer and our Acting Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC) as of June 30, 2007. Based on this evaluation, the
Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2007, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the US Securities Exchange Act of 1934. They based this conclusion on our failure to obtain in a timely fashion and include in the previous year’s report the financial statements with respect to Emperor Mines Limited as required by Rule 3-09 of Regulation S-X as disclosed in this Annual Report above under the caption: “Explanatory Note Regarding the Omission from this Annual Report of Certain Financial Statements Required under
Rule 3-09 of Regulation S-X” and as a result of material weaknesses in our internal control over financial reporting described below.
15B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is also responsible for establishing and maintaining adequate internal control over financial reporting.
Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive and Chief Financial Officers and effected by our board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles, and includes those policies and procedures that:
•      pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our Company;
•      provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and board of our Company; and
•      provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO) in “Internal Control-Integrated Framework”. Based on our assessment and those criteria, our management concluded that as of June 30, 2007 our internal control over financial reporting was not effective as a result of the material weaknesses in our internal control over financial reporting described below.

During our review of the internal controls surrounding the financial reporting process of our Tolukuma operation, a wholly-owned subsidiary of Emperor, we noted a material weakness as a result of:
•    lack of adequate review within financial processes;
•    lack of segregation of duties;
•    lack of accounting knowledge; and
•    lack of policies and procedures.

We have not implemented a plan to remediate these weaknesses as we disposed our entire interest in Emperor (including
Tolukuma) by October 23, 2007.

This annual report does not include an audit report of the Company’s registered public accounting firm regarding internal control over financial reporting. The management’s report was not subject to audit by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.
15C. Changes in Internal Control over Financial Reporting
During the year ended June 30, 2007, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Inc. has served as our independent public accountant for the fiscal years ending June 30, 2007, 2006 and 2005, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.

The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2007 and 2006:

Auditors' remuneration
Year ended June 30,
2007             2006
$’000            $’000
Audit fees.........................................................................................................................................................
1,822            1,769
Audit-related fees.............................................................................................................................................
291               247
Tax fees............................................................................................................................................................
-                40
All other fees ..................................................................................................................................................
23                  5
2,136            2,061

Audit Fees
Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Audit-Related Fees
For fiscal 2007, audit-related fees include fees billed by KPMG Inc. in respect of half-year reviews conducted at Porgera and Tolukuma, as well as a review of historical financial information at Porgera. Audit-related fees for fiscal 2006 include fees billed by KPMG Inc. in respect of an IFRS gap analysis and assistance provided on our Section 404 Sarbanes-Oxley Act of 2002 readiness project of approximately R1.0 million ($0.2 million). This project included assistance relating to the documentation of internal control procedures.

Tax Fees

Fees for tax services include fees billed for tax compliance, tax advice and tax planning services.

All Other Fees

All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees. In fiscal
2007 and fiscal 2006, these amounts related to fees billed for reviews of a shareholders’ circulars issued during these years.

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

Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENT

Not applicable.
ITEM 18. FINANCIAL STATEMENTS

The following financial statements and related auditor’s reports are filed as part of this Annual Report.

Notes to the consolidated financial statements. ..................................................................................................................
F-6 to F-53

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of DRDGOLD Limited:

We have audited the accompanying consolidated balance sheets of DRDGOLD Limited and its subsidiaries as of June 30, 2007 and
2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DRDGOLD Limited and its subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2007, in conformity with US generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, DRDGOLD Limited changed its method of accounting for share-
based payments effective July 1, 2005 and for deferred stripping costs effective July 1, 2006.

/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors

Johannesburg, Republic of South Africa
December 14, 2007

DRDGOLD Limited
Consolidated Statements of Operations for the years ended June 30
2007
2006
2005
Notes
$'000
$'000
$'000
REVENUES
Product sales 237,274 177,870 100,816
COSTS AND EXPENSES
(221,283) (164,241) (100,088)
Production costs
(218,163)       (165,365)      (100,310)
Movement in gold in process 1,037 1,290 535
Movement in rehabilitation provision, reclamation and closure costs 19 (4,157) (166) (313)
OTHER OPERATING EXPENSES
Depreciation and amortization (16,095) (11,895) (2,184)
Employment termination costs 6 (687) (153) (4,201)
Impairment of assets 7 (9,004) (3) (664)
Management and consulting fees (1,636) (2,407) (6,158)
Profit on derivative instruments 18 270 6,573 3,616
(Loss)/profit on sale of mining assets (42) 1,017 2
SELLING, ADMINISTRATION AND GENERAL CHARGES
(including stock based compensation costs of $2.0 million (2006: $2.0 million and 2005: $1.0 million))
(22,718) (9,273) (14,350)
NET OPERATING LOSS
(33,921) (2,512) (23,211)
Interest and other income 3,367 999 2,199
Unrealized foreign exchange gains/(losses) 3,781 (6,775) (8,848)
Profit on sale of other assets and listed investments 194 71 527
Profit on disposal of subsidiaries 4 - 17,305 -
FINANCE COSTS
Interest expense (9,602) (10,535) (11,365)
LOSS FROM CONTINUING OPERATIONS BEFORE TAX AND OTHER
ITEMS
(36,181) (1,447) (40,698)
Income and mining tax benefit/(expense) 8 410 526 (247)
Equity in loss from associates 16 - (4,501) -
LOSS FROM CONTINUING OPERATIONS AFTER TAX
(35,771) (5,422) (40,945)
Minority interest 7,654 (931) (2)
NET LOSS FROM CONTINUING OPERATIONS APPLICABLE TO
COMMON STOCKHOLDERS
(28,117) (6,353) (40,947)
Loss from discontinued operations, net of taxes 9 (104,725) (17,478) (40,842)
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS
(132,842) (23,831) (81,789)
BASIC LOSS PER SHARE FROM CONTINUING OPERATIONS (CENTS)
22                    (8)
(2) (16)
LOSS FROM DISCONTINUED OPERATIONS PER SHARE (CENTS)
22                  (32)                  (6)
(16)
BASIC LOSS PER SHARE (CENTS)
22                  (40)                  (8)
(32)
DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS
(CENTS)
22                   (8)
(2) (16)
LOSS FROM DISCONTINUED OPERATIONS PER SHARE (CENTS)
22                 (32)                   (6)
(16)
DILUTED LOSS PER SHARE (CENTS)
22                 (40)                   (8)
(32)
The accompanying notes are an integral part of these Consolidated Financial Statements.

DRDGOLD Limited
Consolidated Balance Sheets at June 30
2007
2006
Notes
$'000
$'000
ASSETS
Current assets
125,377 113,264
Cash and cash equivalents 19,354 54,912
Restricted cash and cash equivalents - 12,344
Receivables 10                  6,058 10,858
Prepayments 3,106 952
Inventories
11                15,368
28,715
Derivative instruments 18 845 2,857
Deferred income and mining tax 8 - 563
Assets held for sale 12 80,646 2,063
Mining assets
13                94,110
253,514
Cost 257,672 386,206
Accumulated depreciation and amortization (163,562) (132,692)
Other assets
Non-current inventories 11 - 30,159
Non-current assets
14                 11,788            9,284
Total Assets
231,275 406,221
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
192,357 158,732
Bank overdraft 16,655                 331
Accounts payable and accrued liabilities
17                42,940
52,669
Derivative instruments 18 - 25,222
Short-term portion of long-term loans 20 111,693 76,117
Income and mining taxes payable 44 4,393
Deferred income and mining tax 8 2,760 -
Liabilities held for sale 12 18,265 -
Non-current liabilities
47,358 113,604
Long-term loans
20                          -
50,252
Deferred income and mining tax 8 273 13,220
Provision for environmental rehabilitation, reclamation and closure costs 19 43,408 46,777
Post retirement and other employee benefits 3,677 3,355
Total Liabilities
239,715 272,336
Minority interest
878 30,871
Stockholders’ (deficit)/equity
(9,318) 103,014
Authorized
600,000,000 (2006: 600,000,000) ordinary no par value shares and 5,000,000
(2006: 5,000,0000) cumulative preference shares
Issued
370,341,981 (2006: 320,035,078) ordinary no par value shares and 5,000,000
(2006: 5,000,000) cumulative preference shares
Cumulative preference shares 21 107 107
Stated capital and share premium 21 636,225 593,596
Additional paid-in capital 21 57,136 55,177
Accumulated deficit (655,143) (502,337)
Other comprehensive loss (47,643) (43,529)
Total Liabilities and Stockholders’ Equity
231,275 406,221
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
(deficit)/equity
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
Exercise of employee stock options
629,009
539
539
Issue of shares for cash
17,815,945
25,359
25,359
Share issue expenses
(1,080)
(1,080)
Shares issued for acquisition of loans
4,451,219
4,501
4,501
Shares issued in exchange for services rendered
932,857
1,232
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
Cumulative deferred stripping adjustment (refer Note 2)
(19,964)
(19,964)
Exercise of employee stock options
174,328
135
135
Issue of shares for cash
50,132,575
43,580
43,580
Share issue expenses
(1,086)
(1,086)
Net loss for the year
(132,842)
(132,842)
(132,842)
Stock-based compensation expense
1,959
1,959
Other comprehensive income, net of tax of nil
Increase in mark-to-market on listed investments
46
46
46
Foreign currency translation adjustments
(4,160)
(4,160)
(4,160)
BALANCE – JUNE 30, 2007
370,341,981              5,000,000
107
636,225
57,136
-                (655,143)
(47,643)                          (9,318)                          (136,956)
Analysis of accumulated other comprehensive loss:
2005
2006
2007
Mark-to-market on listed investments
-
117
163
Foreign /currency translation adjustments
(44,987)
(43,646)
(47,806)
(44,987)
(43,529)
(47,643)
The accompanying notes are an integral part of these Consolidated Financial Statements.

DRDGOLD Limited
Consolidated Statements of Cash Flows
For the years ended June 30
2007              2006               2005
Notes
$’000
$’000
$’000
Net cash utilized in operating activities
(2,963)        (2,422)        (23,788)
Net loss applicable to common stockholders
(132,842)       (23,831)       (81,789)
Reconciliation to net cash utilized in operating activities:
Net increase in provision for rehabilitation 19
4,157            2,434          3,760
Depreciation and amortization
24,692          24,776        14,768
Impairment of assets
113,259                   3
40,115
Unrealized loss/(gain) on derivative instruments, net
2,638        (16,581)       (7,119)
Unrealized foreign exchange (gains)/losses
(1,818)           6,775           9,277
Unrealized losses on unlisted investments
394                 26                  -
Loss/(profit) on sale of mining assets
42          (1,017)
(2)
Stock based compensation expense
1,959            2,038          1,002
Change in accruals on post-retirement and other employee benefits
25             1,015
-
Profit on sale of other assets and listed investments
(194)               (71)          (527)
Accretion on the derivative portion of the Senior Convertible Notes
2,203            5,344          5,481
Amortization of debt issuance costs
559            1,546          1,597
Deferred tax provision
(199)            1,674
(6,792)
Equity in loss from associate 16
-           19,943        20,511
Minority interest in (loss)/profit of subsidiary
(23,631)                 25                 2
Profit on disposition of interest in subsidiaries 4
(12,597)        (20,155)     (18,105)
Net cash flow on disposition of discontinued operation
-                    -
(7,582)
Effect of changes in working capital items:
Receivables
3,399         (5,507)          5,750
Inventories
5,769         (1,345)           (895)
Accounts payable and accrued liabilities (excluding short-term loans) 2,749 (709) (4,888)
Movement in interest accruals 8,469 2,741 (1,452)
Movement in net taxation liability
(1,996)         (1,546)          3,100
Net cash utilized in investing activities
(40,407)       (30,345)     (31,640)
Additions to mining assets
(38,834)       (40,957)     (24,863)
Proceeds on disposal of mining assets 136 1,114 2,180
Cash paid for acquisition of subsidiaries and for joint venture interest, net of cash acquired 4
-             7,108
-
Additions to investment in associate
-                     -
(8,590)
Additions to investments
(2,155)          (1,143)         (849)
Proceeds on sale of other assets and listed investments
523                  60           482
Proceeds on disposal of subsidiary, net of cash disposed
4
(77)             3,473
-
Net cash generated in financing activities
14,990           52,644       67,441
Net proceeds from issue of shares
43,715           31,631       65,974
Share issue expenses
(1,086)          (1,080)       (4,305)
Increase/(decrease) in bank overdraft
16,324          (1,039)          (458)
Decrease/(increase) in restricted cash
12,344         (12,344)
-
Long-term loans received
15,456           48,591      10,020
Long-term loans repaid
(71,763)         (13,115)     (3,790)
Net (decrease)/ increase in cash and cash equivalents
(28,380)          19,877       12,013
Effect of exchange rate changes on cash
(7,178)         (1,050)         1,619
Cash and cash equivalents at beginning of year
54,912          36,085       22,453
Cash and cash equivalents at end of year
19,354          54,912       36,085
Income taxes paid 2,392 4,200 9,224
Interest paid 8,151 6,550 7,107
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

As at June 30, 2007, the South African operations consist of a 74% interest in each of Blyvooruitzicht Gold Mining Company
Limited, or Blyvoor, Crown Gold Recoveries (Pty) Limited, or Crown, and East Rand Proprietary Mines Limited, or ERPM. The
Australasian operations consisted of a 78.72% interest in Emperor Mines Limited, or Emperor, which owned Vatukoula in Fiji,
Tolukuma in Papua New Guinea and a 20% interest in the Porgera Joint Venture in Papua New Guinea. The Company also had exploration projects in South Africa, Papua New Guinea, Fiji and Australia.

In March 2007, Emperor sold all of its Fijian assets, including Vatukoula. The sale was completed on March 28, 2007. On
August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007, we sold our entire shareholding in Emperor.
2.
CUMULATIVE EFFECT ADJUSTMENT

On July 1, 2006, the Company adopted Emerging Issues Task Force, or EITF, Issue 04-6, “Accounting for Stripping Costs in the
Mining Industry”. EITF Issue 04-6 addresses the accounting for stripping costs incurred during the production phase of a mine and that post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.

The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods have not been restated. Upon adoption, the cumulative effect of the accounting change reduced opening retained earnings by $20.0 million (net of taxation), eliminated the capitalized deferred stripping balance of $36.1 million, decreased deferred taxation by $10.8 million, increased the value of inventory by $nil and decreased minority interest by $5.3 million. Adoption of the new guidance had no impact on the
Company’s cash position or net cash from operations.

Prior to July 1, 2006, stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per ton and resulted in capitalization of such stripping costs (deferred stripping) as part of mining assets.

The following is a summary of the cumulative effect adjustment for the change in accounting for deferred stripping costs for the year ended June 30, 2007.
Movements in deferred stripping costs
June 30, 2007
June 30, 2006
$’000                        $’000
Opening balance 36,140 26,847
Cumulative effect adjustment (36,140) -
Additions - 12,867
Amortization
- (3,574)
Closing balance - 36,140

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
Estimates of future cash flows include estimates of future gold prices and foreign exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group’s mining assets. If an asset or asset group is considered to be impaired, the impairment which is recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets. The asset, or asset group, is the lowest level for which there are identifiable cash flows that are largely independent of other cash flows. The lowest level for which there are identifiable cash flows that are largely independent of other cash flows is on a mine-
by-mine basis. Therefore the Company makes the analysis on a mine-by-mine basis.

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

Prior to July 1, 2006, stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per ton. The average stripping ratio was calculated as the number of tons of waste material expected to be removed during the life of mine per ton of ore mined. The average life of mine cost per ton was calculated as the total expected costs to be incurred to mine the ore body divided by the number of tons expected to be mined. The average life of mine stripping ratio and the average life of mine cost per ton were recalculated annually in the light of additional knowledge and changes in estimates.

Prior to July 1, 2006, the cost of the “excess stripping” was capitalized as mine development costs when the actual mining costs exceeded the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tones multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per ton. When the actual mining costs were below the sum of the adjusted tons mined, being the actual ore tons plus the product of the actual ore tons multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per ton, previously capitalized costs were expensed to increase the cost up to the average. Thus, the cost of stripping in any period was reflective of the average stripping rates for the ore body as a whole.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred stripping costs (continued)
Prior to July 1, 2006, capitalized stripping costs were included in the calculations of the impairment tests performed in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long- Lived Assets”. The practice of deferring stripping costs had the effect of amortizing the cost of waste ore removal over the expected life of mine rather than reflecting actual waste ore removal cost incurred in each period presented. Deferred stripping costs deferred and amortized were included in production costs in the consolidated statements of income for the years ended June 30, 2005 and 2006 and deferred stripping costs were reported separately in the consolidated balance sheet as at June 30, 2006.

On July 1, 2006, the Company adopted EITF Issue 04-6, “Accounting for Stripping Costs in the Mining Industry”. In accordance with the guidance of EITF Issue 04-6, post production stripping costs are considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalizations of such costs are appropriate only to the extent inventory exists at the end of a reporting period.

The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods have not been restated. Upon adoption, the cumulative effect of the accounting change reduced opening retained earnings by $20.0 million (net of taxation), eliminated the capitalized deferred stripping balance of $36.1 million, decreased deferred taxation by $10.8 million and decreased
Minority interest by $5.3 million. Adoption of the new guidance had no impact on the Company’s cash position or net cash from operations

Borrowing costs
Interest on borrowings utilized to finance qualifying capital projects under construction is capitalized during the construction phase as part of the cost of the project. Other borrowing costs are expensed as incurred. No borrowing costs were capitalized during the years ended June 30, 2007, 2006 or 2005.

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

3. SIGNIFICANT ACCOUNTING POLICIES (continued)
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
The Group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. Post-
retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. These liabilities are provided in full, calculated on an actuarial basis. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. Actuarial gains and losses are included in determining net income or loss.
Premium and debt costs
Discounts and underwriting, legal and other direct costs incurred in connection with the issuance of debt are deferred and are amortized, over the period of the debt, to interest expense using the effective interest method.
Taxation
Deferred income and mining taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
A valuation allowance is raised against deferred tax assets which are not considered more likely than not to be realizable.
Secondary Taxation on Companies (STC)
STC is a tax levied by the South African Revenue Services on dividends declared and becomes payable on declaration of a dividend. STC is expensed when the related dividend is declared.
(Loss)/profit per share
(Loss)/profit per share is calculated based on the net result divided by the weighted average number of shares in issue during the year. Fully diluted (loss)/profit per share is based upon the inclusion of potential dilutive shares with a dilutive effect on
(loss)/profit per share. In fiscal 2007, the shares underlying the staff options allocated in terms of the Employee Share Option
Scheme, or ESOS, along with the impact on the net (loss)/profit applicable to common stockholders, of $nil, was considered in determining the diluted (loss)/profit per share. In fiscal 2006, the shares underlying the convertible notes and the shares underlying the staff options allocated in terms of the Employee Share Option Scheme, or ESOS, along with their respective impact on the net (loss)/profit applicable to common stockholders, of $5.9 million and $nil, were considered in determining the diluted (loss)/profit per share. In fiscal 2005 the shares underlying the convertible notes and the shares underlying the staff options allocated in terms of ESOS, along with their respective impact on the net (loss)/profit applicable to common stockholders, of $7.8 million and $nil, were considered in determining the diluted loss per share.
In fiscal 2007, 2006 and 2005, losses applicable to common stockholders of $132.8 million, $23.8 million and $81.8 million, respectively, were recorded. As a result of the losses recorded in fiscal 2007, 2006 and 2005, the adjustments were anti-dilutive.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation plans
At June 30, 2007, the Company has in place an Employee Share Option Scheme, which is described more fully in Note 23.
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

The following table illustrates the effect on net (loss)/profit applicable to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123 to its employee based compensation plan in 2005 (thousands except for earnings per share information):
Year ended
June 30,
2005
Net loss applicable to common stockholders
- as stated (81,789)
- add back: stock-based compensation costs included in statement of operations 1,002
- less: total stock-based compensation costs determined under fair value based method (2,709)
- pro-forma (83,496)
Basic loss per share
- as stated (cents) (32)
- pro-forma (cents) (32)
Diluted loss per share
- as stated (cents) (32)
- pro-forma (cents) (32)

Discontinued operations
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

FASB Staff Position, or FSP, No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities", or FSP AIR-1
On September 8, 2006, the FASB has issued FSP AIR-1, which eliminates the accrue-in-advance method of accounting for planned major maintenance activities from the AICPA Audit and Accounting Guide, Audits of Airlines and the guidance is applicable to entities in all industries. As a result of the elimination of the accrue-in-advance method, the Airline Guide currently permits the use of one of the following three remaining methods: (1) direct expensing, (2) built-in overhaul, and (3) deferral.

The effective date of FSP AIR-1 is an entity's first fiscal year beginning after December 15, 2006, with early adoption permitted so long as it is as of the beginning of the entity's fiscal year. The guidance in FSPAIR-1 should be applied retrospectively, unless it is impracticable to do so. FSP AIR-1 provides additional details on the subject of transition and the disclosures required upon adoption of the FSP. The Group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.

Staff Accounting Bulletin, or SAB, No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying
Misstatements in Current Year Financial Statements”
On September 13, 2006, the SEC staff published SAB No. 108, which addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. In addition, SAB No. 108 offers a special “one-time” transition provision for correcting certain prior year misstatements that were uncorrected as of the beginning of the fiscal year of adoption.

SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.

Statement of Financial Accounting Standards, or SFAS, No. 157, “Fair Value Measurements”
On September 15, 2006 the FASB issued SFAS No. 157, which provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No.
157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No.
157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy.

SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is currently reviewing the guidance issued in SFAS No. 157 and has not yet determined the impact of this on its financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent pronouncements (continued)
SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB
Statements No. 87, 88, 106 and 132(R)”
On September 29, 2006 the FASB issued Statement SFAS No. 158, which represents the completion of the first phase in the
FASB's post-retirement benefits accounting project and requires an entity to:
•      recognize in its statement of financial position an asset for a defined benefit post-retirement plan's over funded status or a liability for a plan's under funded status;
•      measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the same day of the employer's fiscal year end statement of financial position;
•      recognize as a component of accumulated other comprehensive income, net of tax, amounts accumulated at the date of adoption due to delayed recognition of actuarial gains and losses, prior service costs and credits, and transition assets and obligations; and
•      expand the disclosure requirements of SFAS No. 132(R) to include disclosure of additional information in the notes to financial statements about certain effects on net periodic benefit cost in the next fiscal year that arise from delayed recognition of actuarial gains or losses, prior service costs or credits and unrecognized transition asset and obligations.

SFAS No. 158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with post-retirement benefit plan accounting.

The requirement to recognize the funded status of a defined benefit post-retirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006, for public entities, and at the end of the fiscal year ending after June 15,
2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end statement of financial position is effective for fiscal years ending after December 15, 2008. The Group is currently considering processes to meet the measurement requirements of SFAS No. 158
.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB
Statement No. 115”
On February 15, 2007 the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

The fair value option:
•      may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;
•      is irrevocable (unless a new election date occurs); and
•      is applied only to entire instruments and not to portions of instruments.

SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, “Fair Value Measurements”. No entity is permitted to apply SFAS No. 159 retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. The choice to adopt early should be made after issuance of SFAS No. 159 but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including required notes to those financial statements, for any interim period of the fiscal year of adoption. SFAS No. 159 permits application to eligible items existing at the effective date (or early adoption date).
The Group is currently reviewing the guidance issued in SFAS No. 159 and has not yet determined the impact of this on the financial statements.

4. ACQUISITION AND DISPOSAL OF BUSINESSES

2007 Acquisitions

The Group made no acquisitions during the year.

2007 Disposals

Vatukoula
On December 5, 2006, after an extensive three-month review of Vatukoula, the Company determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine was placed on a care and maintenance program. On March 28, 2007, Emperor disposed of the Vatukoula mine to Westech Gold (Pty) Ltd for A$1.00.
Under the agreement, Emperor sold 100% of its shares in its Australasian subsidiaries (Emperor Finance Limited and Emperor
Australia Limited) which in turn owned the Fijian assets.

The aggregate carrying value of the assets and liabilities disposed of as part of this transaction were as follows:
$’000
Cash and cash equivalents 83
Accounts payable and accrued liabilities (11,353)
Provision for environmental rehabilitation (1,569)
Net liabilities (12,839)
Net liabilities (12,839)
Cash proceeds received -
Foreign currency translation loss realized 248
Profit realized on disposal of subsidiary (12,591)
Cash proceeds received -
Less cash and cash equivalents of entity disposed of (83)
Net cash flow on disposal of subsidiary (83)

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

4. ACQUISITION AND DISPOSAL OF BUSINESSES (continued)
2006 acquisitions (continued)
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
Cash and cash equivalents of acquired entity 3,973
Net cash flow on acquisition of subsidiary 3,973
Fair value of subsidiary transferred to Emperor (11.73% interest) 27,638
Historical cost of subsidiary transferred to Emperor (11.73% interest) (10,438)
Profit realized on disposal of 11.73% interest in subsidiary 17,200
Crown Gold Recoveries (Pty) Limited and East Rand Proprietary Mines Limited
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

4. ACQUISITION AND DISPOSAL OF BUSINESSES (continued)

2006 acquisitions (continued)

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

Year ended       Year ended
June 30,
2006
June 30,
2005
$’000                 $’000
Revenue
250,066             243,107
Net loss from continuing operations before cumulative effect of accounting change (53,387) (29,311)
Cumulative effect of accounting change - -
Profit/(loss) from discontinued operation, net of taxes (17,478) (40,842)
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

4. ACQUISITION AND DISPOSAL OF BUSINESSES (continued)

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

4. ACQUISITION AND DISPOSAL OF BUSINESSES (continued)

2005 disposals

North West Operations
On March 3, 2005, the Company entered into a 60-day review period at the North West Operations due to continuing losses at these operations. The purpose of this 60-day review period was to assess whether these operations could be restored to break-
even.

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

Transactions with subsidiaries and associates

During the year ended June 30, 2007, the Company earned $nil (2006: $1.6 million and 2005: $0.5 million) in management fees from Crown, $nil (2006: $1.6 million and 2005: $0.5 million) in management fees from ERPM and $nil (2006: $1.6 million and
2005: $1.9 million) in management fees from Blyvoor. In fiscal 2007 the Company also earned $2.8 million in management fees from DRDGOLD SA and $2.8 million (2006: $4.8 million) in management fees from DRD (Offshore). No dividends were received from subsidiaries or associates in fiscals 2007, 2006 or 2005.

At June 30, 2006, KBH owed the Company $nil (2005: $1.2 million). Interest amounting to $0.1 million (2005: $0.1 million) was payable to the Company on the loan to KBH for the year ended June 30, 2006. No interest income on the loan was recorded as it was not considered to be recoverable.

On July 11, 2005, Emperor finalized an A$10.0 million ($7.6 million) Convertible Loan facility with the Company. The Company advanced these funds to Emperor in July 2005. The Convertible Loan facility carried an interest rate of 9% per annum and was repayable by December 31, 2007. The facility was convertible, at any time, at the Company’s election into fully paid shares of
Emperor at conversion price equal to the lower of A$0.30 ($0.23) per share or the 45 day volume weighted average price of
Emperor shares on ASX prior to the date of conversion. The outstanding balance on this loan at June 30, 2006 was eliminated on consolidation. The Convertible Loan facility was repaid on August 17, 2007.

Rand Refinery agreement

On October 12, 2001, the Group entered into an agreement with Rand Refinery Limited, or Rand Refinery, for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the Group’s gold and casts it into troy ounce bars. Then, Rand Refinery sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the Group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr. D.J. Pretorius, the CEO DRDGOLD SA, is also a Director of Rand Refinery and is a member of their Audit Committee. The Group currently owns 4% (2006: 4%) of Rand Refinery (which is jointly owned by South African mining companies). During the year, all gold produced in South Africa was refined by Rand Refinery and as at year-end no balances owed by or to this entity.

5. RELATED PARTY TRANSACTIONS (continued)

Corporate advisory services
On November 13, 2006, DRDGOLD SA approved a corporate advisory service agreement with Bonami Fraser (Pty) Limited, of which Mr. P W. Judge is a director. Mr. P. W. Judge (corporate adviser to Khumo Gold) through the Richmond Trust has an indirect shareholding of 18.75% in Khumo Gold, which owns 20% of DRDGOLD SA. The agreement provides for a monthly retainer of R85,000 ($11,775), a success fee payable on the successful completion of the Top Star Dump transaction of R275,000
($38,095) and a success fee payable upon signing of the 11% Khumo Gold option agreement of R475,000 ($65,800). This corporate advisory service agreement has since expired.

Success fee payable to KBH
On November 27, 2006, the company provided the following undertaking to KBH:
(1)   that against KBH interacting with the DME at the appropriate level, on behalf of the Company to acquire the licenses and entitlements, below; and
(a)   upon the issuance of an appropriate and valid authority to Blyvoor to treat and dispose of the No. 2 rock dump, that the Company shall pay to KBH a success fee of R0.5 million ($0.1 million); and
(b)   upon the issuance of an appropriate and valid authority to Crown to treat the 3L2 Dump, that the Company shall pay to KBH a success fee of R0.5 million ($0.1 million); and
(2)   that in respect of the Top Star Dump and in consideration of:
(a)   Dr. M. P. Ncholo paving the way for the conclusion of the Top Star Dump transaction by obtaining a commitment from Mr. R. M. Godsell, CEO of Anglo Gold Ashanti personally to sell it to DRDGOLD SA; and
(b)   KBH interacting with the DME and government generally (including the Department of Arts and Culture) to procure the issuance of a mining authorization for the Top Star Dump, and the removal of such administrative hindrances as may otherwise inhibit the mining of the Top Star Dump (e.g. the declaration to bestow heritage status to the site), payable on the granting of the license and the removal of the restriction to mine, the Company shall pay to KBH a success fee of R2.0 million ($0.3 million) payable upon the issuance of an appropriate and valid authority to Crown to mine the Top Star Dump, that is not inhibited by any other administrative conduct.

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

5. RELATED PARTY TRANSACTIONS (continued)

On October 21, 2004, the High Court of South Africa ordered JCI and CAM to pay the Company an amount of R35.7 million
($5.5 million), plus interest and costs, including the costs of two counsel. JCI’s and CAM’s counterclaim to recover the earlier part-payment was also dismissed with costs. JCI and CAM made an application to the High Court of South Africa for leave to appeal, which was rejected. In March 2005, the Company received a payment of R37.3 million ($6.6 million) in settlement of all claims. Of this amount R31.5 million ($5.1 million) was recorded as a reversal of the doubtful debt allowance in the statement of operations and R5.8 million ($1.5 million) was recognized as interest income.

Mr. C. Press loan
During fiscal 2003, Mr. C. Press, a director of Net-Gold Services (Pty) Limited, or Net-Gold, a consolidated subsidiary, loaned an amount of US$24,946 to Net-Gold. This loan is interest free, unsecured and has no fixed terms of repayment. The funds were used for short-term working capital advances. The loan was repaid during fiscal 2007.

Issue of shares to KBH
KBH subscribed for 4,794,889 of the Company’s ordinary shares for a cash subscription price of $6.8 million during the year ended June 30, 2003. These shares were sold by KBH in fiscal 2005.
6. EMPLOYMENT TERMINATION COSTS
Year
ended
Year
ended
Year
ended
June 30,
2007
June 30,
2006
June 30,
2005
$’000               $’000               $’000
Emperor (a) 419 - -
Tolukuma (b) 138 - -
Blyvoor Mine(c) - - 3,051
Other (d) 130 153 1,150
687 153 4,201

(a)   In an effort to reduce corporate costs at Emperor, retrenchments were made at Emperor’s corporate head office during fiscal
2007. Retrenchment costs for these employees amounted to $0.4 million. No balance was outstanding with regards to these payments as at June 30, 2007.

(b)   Retrenchment costs at Tolukuma amounted to $0.1 million. No balance was outstanding with regards to these payments as at
June 30, 2007.

(c)   On June 28, 2004, the company entered into a 60-day review period at Blyvoor designed to restore the operations to profitability. The 60-day review was extended to September 13, 2004. On October 5, 2004, 1,619 employees were retrenched at a cost of $3.1 million. No balance was outstanding with regards to these payments as at June 30, 2005.

(d)   In fiscal 2007, one employee at the Company’s corporate head office was retrenched at a cost of $0.1 million. No balance was outstanding with regards to this payment as at June 30, 2007.

In fiscal 2006, four employees that had been seconded to the Company's North West Operations were retrenched at a cost of
$0.2 million. No balance was outstanding with regards to these payments as at June 30, 2006.

In an effort to reduce corporate costs, retrenchments were made at the Company’s corporate head office during fiscal 2005.
Retrenchment costs for 20 employees amounted to $1.2 million. No balance was outstanding with regards to these payments as at June 30, 2005.

7. IMPAIRMENT OF ASSETS
Year
ended
Year
ended
Year
ended
June 30,
2007
June 30,
2006
June 30,
2005
$’000               $’000               $’000
Mining assets
- Tolukuma (a) 9,001 - -
- Durban Deep Mine (b) - - 664
Other assets 3 3 -
9,004 3 664

(a)   During fiscal 2007, the mining assets of Tolukuma were written down by $9.0 million to $1.6 million, being the estimated fair value of these assets. Losses incurred by Tolukuma during fiscal 2007 indicated that the related carrying amount of its mining assets may not be recoverable. The fair value of Tolukuma’s mining assets was determined using a traditional present value technique, based on the estimated remaining cash flows computed at a discount.

(b)   During fiscal 2005, real estate located at the Durban Deep Mine was written down by $0.7 million to $2.2 million, being the estimated fair value of these assets. The Company had negotiated the sale of this real estate and the fair value was determined during those negotiations.
8. DEFERRED INCOME AND MINING TAX
Year
ended
Year
ended
Year
ended
June 30,
2007
June 30,
2006
June 30,
2005
$’000               $’000               $’000
(Loss)/profit from continuing operations before tax and other items
South Africa 5,989 (11,630) (33,233)
Foreign (42,170) 10,183 (7,465)
(36,181) (1,447) (40,698)
(a) Income and mining tax expense
Current income and mining tax
Foreign (216) 26 -
Current non-mining income tax
South Africa (38) 621 (263)
Foreign - 24
Deferred income and mining tax
Foreign 728 (121) (8)
Secondary tax on companies (64) - -
Total income and mining tax benefit/(expense) from continuing operations
410                  526
(247)

Mining tax on mining income in South Africa is determined based on a formula which takes into account the profit and revenue from mining operations during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate. The tax rates applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from Secondary Tax on Companies, or STC. STC is a tax on dividends declared, which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 10% (before October 1, 2007 12.5%). In 1993, all existing gold mining companies had the option to elect to be exempt from STC.

If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2007, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 45% (2006:45% and 2005: 46%) and
37% (2006: 37% and 2005: 38%), respectively. During those same years the tax rates for companies that did not elect the STC exemption were 35% (2006: 35% and 2005: 37%) and 29% (2006: 29% and 2005: 30%), respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of 45% for mining income and 37% for non-mining income. The Company, having chosen not to be subject to the
STC exemption, is subject to 35% tax on mining income and 29% for non-mining income. With the exception of Crown, all of the South African subsidiaries elected not to be exempt from STC. The tax rate for all the Australasian operations is 30%.

8. DEFERRED INCOME AND MINING TAX (continued)

South African deferred taxation has been provided at the effective mining rate applicable in terms of the mining tax formula to the relevant operations at either 35% or 45% (2006:35% or 45% and 2005: 37% or 46%), while the Australasian deferred tax has been provided at the statutory tax rate of 30% (2006 and 2005: 30%). Material items causing the Group’s income tax provision from continuing operations to differ from the estimated effective mining tax rates were as follows:
Year
ended
Year
ended
Year
ended
June 30,
2007
June 30,
2006
June 30,
2005
$’000               $’000               $’000
Mining tax at estimated effective rate (2,241) (596) 4,686
Non-mining tax at statutory rate 101 (25,883) 6,855
Foreign tax at statutory rates 12,651 29,452 1,571
Taxation at normal rates 10,511 2,973 13,112
Non-deductible expenditure (11,105) (5,855) (4,688)
Non-taxable income
38,920               3,582               1,626
Additional tax expense relating to the prior year - (251) (212)
Valuation allowances (37,916) 77 (10,085)
Income and mining tax benefit/(expense) as reported 410 526 (247)
(b) Deferred income and mining tax liabilities and assets:
June 30,
2007
June 30,
2006
$’000               $’000
South Africa
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2007 and 2006, relate to the following:
Gross deferred income and mining tax liabilities:
Mining assets (34,034) (29,902)
Gross deferred income and mining tax assets: 117,963 127,997
Assessable tax loss carried forward 29,115 30,610
Unredeemed capital expenditure 77,807 74,412
Provision for environmental rehabilitation 11,859 10,932
Other provisions (818) 12,043
Deferred income and mining tax valuation allowances (83,929) (98,095)
Deferred income and mining tax assets - -
Net deferred income and mining tax liability – long-term 236 (2,813)
Net deferred income and mining tax (liability)/asset – current (236) 2,813

8. DEFERRED INCOME AND MINING TAX (continued)
June 30,
2007
June 30,
2006
$’000               $’000
Australasia
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2007 and 2006, relate to the following:
Gross deferred income and mining tax liabilities: (6,591) (17,416)
Mining assets (4,067) (15,018)
Inventories (2,524) (2,398)
Other - -
Gross deferred income and mining tax assets: 101,636 4,759
Assessable tax loss carried forward 98,078 -
Provision for environmental rehabilitation 3,558 4,611
Other provisions - 148
Deferred income and mining tax valuation allowances (98,078) -
Deferred income and mining tax liabilities
(3,033)           (12,657)
Net deferred income and mining tax liability – long-term (509) (10,407)
Net deferred income and mining tax asset/(liability) – current (2,524) (2,250)
Total
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2007 and 2006, relate to the following:
Gross deferred income and mining tax liabilities: (40,625) (47,318)
Mining assets (38,101) (44,920)
Inventories (2,524) (2,398)
Other - -
Gross deferred income and mining tax assets: 219,599 132,756
Assessable tax loss carried forward* 127,193 30,610
Unredeemed capital expenditure 77,807 74,412
Provision for environmental rehabilitation 15,417 15,543
Other provisions (818) 12,191
Deferred income and mining tax valuation allowances (182,007) (98,095)
Deferred income and mining tax liabilities
(3,033)          (12,657)
Net deferred income and mining tax liability – long-term (273) (13,220)
Net deferred income and mining tax asset – current (2,760) 563

* Included in assessable tax loss carried forward are assessable capital losses of $17.6 million for fiscal 2007 and $0.3 million for fiscal 2006.

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

The valuation allowance was $96.4 million as of July 1, 2004. During the years ending June 30, 2007, 2006 and 2005, the valuation allowance increased by $83.9 million, increased by $67.6 million and decreased by $65.9 million, respectively. These movements include foreign exchange differences.

8. DEFERRED INCOME AND MINING TAX (continued)

As at June 30, 2007 and June 30, 2006 the Group had estimated tax losses carried forward consisting of:
Unredeemed
Capital
Tax losses
Expenditure
2007                   2006                    2007                   2006
$’m                    $’m                     $’m                     $’m
The Company 22.9 14.4 18.6 18.1
South African subsidiaries 64.4 75.0 205.1 193.2
Australasian subsidiaries 326.9 - - -
Total 414.2 89.4 223.7 211.3

The estimated tax losses of the Company and its subsidiaries have no expiry date. Should a subsidiary cease to trade, the estimated tax losses would be forfeited. Included in the estimated tax losses carried forward are estimated capital losses of
$59.1 million for fiscal 2007 and $1.7 million for fiscal 2006.

Unremitted earnings of foreign subsidiaries and foreign joint ventures

No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or the joint venture because it is expected that such earnings will be permanently reinvested in these foreign entities.

The distribution of these undistributed earnings of $1.3 million at June 30, 2007, by DRD (Isle of Man), in Isle of Man, Porgera
and Tolukuma in Papua New Guinea and Vatukoula in Fiji, and other foreign entities would result in income and foreign withholding taxes of approximately $0.4 million.
9. LOSS FROM DISCONTINUED OPERATIONS

An extensive three-month review of the Vatukoula mine was completed in early December 2006. The results of the review concluded that continuation of the current mine plan was no longer economically viable. On December 5, 2006 mining ceased, and the mine was closed and placed on care and maintenance.

As a result of the permanent cessation of the Fijian operations by Emperor, the Vatukoula mine was classified as discontinued in
December 2006. The Group's consolidated statements of operations for the years ending June 30, 2006 and June 30, 2005 have been adjusted to reflect this presentation.

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick. Total consideration for the transaction was $255.0 million, including an additional adjustment amount, which was paid in cash. The effective date of the transaction was
April 1, 2007. From this date the Group’s 20% interest in the Porgera Joint Venture has been disclosed as held for sale and has been classified as discontinued. The Group's consolidated statements of operations for the years ending June 30, 2006 and
June 30, 2005 have been adjusted to reflect this presentation.

The results of Buffelsfontein Gold Mines Limited from July 1, 2004 to March 22, 2005 and the gain on disposal are reported as discontinued operations.

Refer to Note 4 for a more detailed discussion on these discontinued operations.

9. LOSS FROM DISCONTINUED OPERATIONS (continued)

The operating results for the discontinued operations are as follows:
Year ended
Year ended
Year ended
June 30, 2007
June 30, 2006
June 30, 2005
$’000                       $’000                         $’000
Revenues                                                                                                                                  62,056
67,431
164,331
Loss before tax
(132,652)
(1,140)
(32,921)
Income and mining tax expense
(647)
(3,825)
(5,515)
Equity in loss from associate
-
(15,442)
(20,511)
Loss after tax
(133,299)
(20,407)
(58,947)
Minority interest
15,977
906
-
Net loss
(117,322)
(19,501)
(58,947)
The gain on disposal of the discontinued operations is as follows:
Costs recovered/(incurred) on disposal
6
2,850
(7,265)
Net liabilities disposed of
12,839
-
17,751
Foreign currency translation (loss)/gain realized
(248)
-
7,619
Gain on disposal of discontinued operations
12,597
2,850
18,105
The loss from discontinued operations is made up as follows:
Loss after tax
(117,322)
(19,501)
(58,947)
Gain on disposal of discontinued operations
12,597
2,850
18,105
Income tax
-
(827)
-
Loss from discontinued operations, net of tax
(104,725)
(17,478)
(40,842)
10. RECEIVABLES
June 30,
2007
June 30,
2006
$’000               $’000
Trade accounts receivable
7,713
12,383
Less: allowances for doubtful debts – trade accounts receivable
(1,898)
(1,526)
Interest receivable
22
-
Taxation receivable
221
1
Current receivables
6,058              10,858
Non-current receivables
Amounts owing by related parties (a)
746
726
Less: allowances for doubtful debts – related parties
(746)
(726)
Total receivables
6,058
10,858
Disclosed as current receivables
6,058
10,858
Disclosed as current receivables owing by related parties
-
-
6,058
10,858

10. RECEIVABLES (continued)
June 30,
2007
June 30,
2006
June 30,
2005
Reconciliation of allowances for doubtful debts – related parties
$’000
$’000
$’000
Opening balance
726
789
5,865
Credit to statement of operations
-
-
(5,067)
Foreign exchange
20
(63)
(9)
Closing
balance
746                  726                  789
June 30,
2007
June 30,
2006
June 30,
2005
Reconciliation of allowances for doubtful debts – trade accounts receivable
$’000               $’000              $’000
Opening balance
1,526
932
93
Charge to statement of operations
324
757
907
Foreign exchange
48
(163)
(68)
Closing balance
1,898
1,526
932

(a) Amounts owing by KBH arising from the sale of 60% of Crown. These loans were fully provided for in fiscal 2005.
11. INVENTORIES
June 30,
2007
June 30,
2006
$’000               $’000
Gold-in-progress
4,505
17,144
Supplies
10,863
11,571
Ore stock pile
-
30,159
15,368
58,874
Less: non-current inventories (Ore stock pile)
-
(30,159)
15,368
28,715

12. ASSETS AND LIABILITIES HELD FOR SALE

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick. Total consideration for the transaction was $255.0 million, including an additional adjustment amount, which was paid in cash. The effective date of the transaction was
April 1, 2007.

The Group's consolidated loss includes nine months (July 1, 2006 to March 31, 2007) of operating results from our 20% interest in the Porgera Joint Venture and excludes all Porgera Joint Venture operational transactions post March 31, 2007.

The sale was approved by the Company's shareholders and Emperor shareholders at the extraordinary general meetings held on
July 27 and July 30, 2007 respectively. The transaction was subsequently completed on August 17, 2007.

At June 30, 2007, as the sale was announced and not completed, the Group’s 20% interest in the Porgera Joint Venture has been disclosed as held for sale, comprising assets held for sale of $78.5 million and liabilities held for sale of $18.3 million.

Mining property of $2.1 million, being the DRDGOLD mine village is presented as held for sale following the decision of the group's management on January 13, 2006 to sell this disposal group as part of the closure of the old Durban Deep mine. A sale was expected by June 30, 2007, however due to circumstances beyond the company's control the sale has been postponed and is expected to be competed by June 30, 2008. The company remains committed to its plan to sell this disposal group.

The disposal groups are carried at the lower of lower of its carrying amount or fair value less cost to sell.
June 30,
2007
June 30,
2006
Assets classified as held for sale
Mining assets
31,721                2,063
Inventories
46,095                        -
Receivables
2,490                        -
Cash and cash equivalents
340                       -
80,646                2,063
Liabilities classified as held for sale
Accounts payable and accrued liabilities (8,689) -
Provisions for environmental rehabilitation, reclamation and closure costs (8,704) -
Long-term loans
(872)                       -
(18,265)                       -
13. MINING ASSETS
June 30,
2007
June 30,
2006
$’000              $’000
Mining properties and development 119,497 141,217
Mine plant facilities 101,743 134,447
Equipment and vehicles 31,088 28,170
Decommissioning asset 5,344 8,116
Deferred stripping - 74,256
257,672 386,206
Accumulated depreciation and amortization (163,562) (132,692)
Net book value 94,110 253,514

Certain assets, with a net book value of $10.3 million (2006: $99.8 million), have been pledged as security for long-term borrowings. Refer to Note 20.

14. NON-CURRENT ASSETS
June 30,
2007
June 30,
2006
$’000               $’000
Listed investments (a) 289 209
Drillsearch Energy Limited 286 203
Startrack Communications Limited 3 6
Unlisted investments (b)
Rand Refinery Limited 791 769
Amounts contributed to environmental trust funds (c) 10,708 8,306
11,788 9,284

(a)   These investments are classified as available for sale, and are accounted for at fair value with unrealized gains and losses related to these investments included in accumulated other comprehensive loss as summarized below for each year ended
June 30:
June 30,
2007
June 30,
2006
$’000               $’000
Gross unrealized holding gains 46 117

Realized gains of $0.2 million, $0.1 million and $0.5 million were recorded in fiscal 2007, fiscal 2006 and fiscal 2005 respectively.
(b)   Unlisted investments comprise investments in various unlisted companies, the fair value of which is not directly available from market quotations. The directors of the Company perform valuations of the investments on an annual basis to ensure that an other than temporary decline in the value of the investments has not occurred.
(c)   Amounts have been contributed to irrevocable trusts under the Company’s control. The monies in the trust are invested primarily in interest bearing debt securities and equity-linked unit trusts and may be used only for environmental rehabilitation purposes.
15. JOINT VENTURE

The unincorporated mining joint venture for which the statement of operations and balance sheet has been proportionately consolidated is as follows:
2007                              2006
percentage held
percentage held
Porgera Joint Venture 20% 20%

The Group acquired its 20% interest in the Porgera Joint Venture in Papua New Guinea on October 14, 2003.

Together with Barrick and Mineral Resources Enga, DRD (Porgera) Limited, was a participant in the Porgera Joint Venture. Each joint venture partner had an undivided holding in the mineral tenements forming part of the mine, and in a proportionate share of the mine’s production and costs, through a joint venture agreement. Each joint venture partner was responsible for the sale of their proportionate share of production.

15. JOINT VENTURE (continued)

The summarized financial statements of DRD (Porgera) Limited reflect the revenue received for their 20% share of production at the mine, as well as administrative costs, including depreciation and amortization, and taxation incurred by DRD (Porgera)
Limited, in addition to their proportionate share of the costs incurred by the joint venture.

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick. The legal effective date of the transaction was April 1, 2007. Summarized financial statements of DRD (Porgera) Limited for the nine months to March 31,
2007 and fiscal 2006, including the joint venture which has been proportionately consolidated, are as follows:
March 31,
2007
June 30,
2006
Statement of operations
$’000
$’000
Revenues
45,272
64,925
Costs and expenses
(32,842)
(39,302)
Production costs
(37,157)
(35,685)
Movement in gold in process
4,315
(1,877)
Movement in rehabilitation provision, reclamation and closure costs
-
(1,740)
Other operating expenses
Depreciation and amortization
(1,825)
(8,511)
Selling, administration and general charges
(5,758)
(9,169)
Net operating income
4,847
7,943
Interest and dividends
109
69
Interest expense
(3,049)
(1,092)
Profit before tax
1,907
6,920
Income and mining tax expense
(647)
(4,093)
Net profit
1,260
2,827
Balance sheet
Current assets
14,375
25,847
Cash and cash equivalents
340
9,206
Receivables
2,490
2,201
Receivables owing by group companies
-
3,075
Inventories
11,545
11,365
Mining assets
29,602
48,519
Other assets
Non-current inventories
34,550
30,149
Total assets
78,527
104,515
Current liabilities
(8,689)
(13,136)
Accounts payable and accrued liabilities
(8,689)
(9,466)
Payables owing to group companies
-
-
Income and mining taxes payable
-
(3,670)
Non-current liabilities
(9,576)
(37,758)
Deferred income and mining tax
-
(8,831)
Provisions for environmental rehabilitation, reclamation and closure costs
(8,704)
(7,601)
Long-term loans
(872)
(21,326)
Net assets
60,262
53,621

16. INVESTMENTS IN ASSOCIATES
The associates were:
June 30,
2005
Country of incorporation
percentage
held
Emperor Mines Limited
Australia
45.33%
Crown Gold Recoveries (Pty) Limited
South Africa
40.00%
June 30,
2007
June 30,
2006
June 30,
2005
$’000
$’000                $’000
Opening carrying amount
-
15,442
Acquired during the year
-
4,501
Net share of results in associates
-
(15,442)
Share of results before tax
-
(15,142)
Share of tax
-                (300)
Foreign exchange
-
-
Impairment of investment in associates
-
(4,501)
Closing carrying amount
-
-
Equity in loss from associates (included in discontinued operations in fiscals 2006 and 2005, refer to Note 9)
-
(15,442)
(7,231)
Impairment of investment in associates (included in discontinued operations in fiscal 2005, refer to Note 9)
-
(4,501)
(13,280)
-            (19,943)           (20,511)

On July 30, 2004, the Company’s shareholding in Emperor increased from 19.78% to 45.33% (refer to Note 4). The Company restated the prior year’s financial statements as if the equity method had been utilized from December 2002, the date of the initial acquisition of the investment in Emperor. The amounts included for the year ended June 30, 2005 represent 45.33% adjusted for the amortization of the excess purchase price. As a result of losses incurred by Emperor, the investment in Emperor was impaired, by $13.3 million, to fair value during fiscal 2005.

On April 6, 2006 a transaction was concluded between Emperor and the Company, whereby the Company’s offshore assets were sold to Emperor, resulting in the Company’s shareholding in Emperor increasing to 88.27% with effect from the above date (refer to Note 4). As a result, Emperor became a subsidiary with effect from that date and its results were accordingly consolidated.

From July 1, 2002, the Company’s 40% interest in Crown was treated as an investment in an associate and equity accounted. As at June 30, 2005, the investment in Crown was carried at $nil. In November 2005, the Group acquired an additional 60% of the shares of Crown from Khumo Bathong Holdings (Pty) Limited (refer to Note 4). As a result, Crown became a subsidiary with effect from that date and its results were accordingly consolidated.

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

16. INVESTMENTS IN ASSOCIATES (continued)

Aggregated summarized financial information in respect of our associates is as follows:
June 30,
2005
$’000
Revenues
144,686
Net operating loss
(17,666)
Net loss applicable to common stockholders
(26,593)
17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
June 30,
2007
June 30,
2006
$’000               $’000
Trade accounts payable
36,429
42,118
Accrual for leave pay provisions
5,850
8,862
Payroll and other compensation payable
661
346
Withholding taxes
-
1,343
42,940
52,669
18. DERIVATIVE INSTRUMENTS
June 30,
2007
June 30,
2006
$'000               $'000
Interest rate swap agreements (a)
37
104
Forward sale commodity contract (b)
-
(25,326)
Option contract (c)
808
2,857
845
(22,365)
Disclosed under non-current liabilities
-
-
Disclosed under current liabilities
-
(25,222)
Disclosed under current assets
845
2,857
845
(22,365)

Unrealized and realized profits/(losses) related to derivative instruments that are included in the statement of operations are as follows:
June 30,
2007
June 30,
2006
June 30,
2005
$’000              $’000              $’000
Interest rate swap agreements (a)
-
213
187
Option contract (c)
(1,933)
967
-
Change in fair value of derivative portion of Senior Convertible Notes (refer to Note
20)
2,203              5,382              3,817
Eskom gold for electricity contract
-
11
(388)
270              6,573             3,616
Unrealized profits on derivative instruments
270
6,567
4,004
Realized profits/(losses) on derivative instruments
-
6
(388)
270                 6,573               3,616

18. DERIVATIVE INSTRUMENTS (continued)

(a)   The amount in fiscal 2007 and 2006 reflects the fair value of the interest rate swap contracts that were entered into to manage the interest rate risk on the interest payments of the Vatukoula loan facility with ANZ Bank, which currently bears interest at an average variable rate of 7.90% and 7.76% per annum. The fair value of the interest rate swap contracts at the date of acquisition of Emperor was $0.1 million. In order to minimize fluctuations in interest rates, 64% of the loan has been covered by entering into interest rate swap contracts, under which the Group is obliged to receive interest at variable rates and pay interest at fixed rates until October 2008. The fixed interest rate payable was 4.34% per annum.

In fiscal 2005, an interest rate swap agreement that was entered into to manage the interest rate and currency risk on the bi-
annual interest payments of the Senior Convertible Notes which were issued in fiscal 2003. The fair value represented the difference between the fixed coupon rate of 6% per annum and the forward Johannesburg Inter-bank Acceptance Rate, or
JIBAR, plus 200 interest basis points together with the spot and forward US$ exchange rate with reference to the coupon amount payable bi-annually. At June 30, 2005, the six month JIBAR rate was 6.929% per annum. On November 12, 2005 this contract was closed out.

The interest rate swap agreements have not been accounted for as hedges. Changes in fair value have been recorded as profit/(loss) on derivative instruments in the statement of operations. During fiscals 2007, 2006 and 2005, the realized and unrealized gain included in profit on derivative instruments amounted to a gain of $nil, a gain of $0.2 million and a gain of
$0.2 million, respectively.
(b)   This liability in fiscal 2006 represents gold forward contracts with ANZ Banking Group Limited and Emperor, which was consolidated from April 6, 2006. The fair value of the gold forward contracts at the date of acquisition of Emperor was
$34.5 million. These gold forward contracts have not been accounted for as hedges. The total ounces to be delivered under the gold forward contracts for the Group is 145,695 ounces and the delivery into these derivative instruments will be in accordance with the maturity schedule agreed with the corresponding bank as follows:
Year
ended
Strike price
June 30, 2007
June 30, 2008
June 30, 2009
$452.70
41,526 oz
82,992 oz
21,177 oz

In fiscal 2007 the gold forward contracts were closed out on May 16, 2007 at a spot price of $670/oz.
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
Year
ended
Strike price
June 30, 2007
June 30, 2008
June 30, 2009
$634.00
6,920 oz
4,150 oz
536 oz
$645.80
13,842 oz
8,298 oz
1,074 oz
$652.50
6,920 oz
4,150 oz
536 oz
27,682 oz
16,598 oz
2,146 oz

Changes in fair value have been recorded as profit/(loss) on derivative instruments in the statement of operations. During fiscal
2007 and 2006, the unrealized (loss)/gain included in profit on derivative instruments was a loss of $1.9 million and gain of
$1.0 million, respectively.

19. PROVISION FOR ENVIRONMENTAL REHABILITATION, RECLAMATION AND CLOSURE COSTS

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the total future costs for the mines, in current monetary terms, will be $83.2 million at June 30, 2007 (2006: $82.0 million). The estimates are prepared on an annual basis by the Group's Environmental Manager in accordance with the Company's rehabilitation plans.
The relevant rehabilitation plan is submitted to local authorities for approval and the provision is adjusted accordingly to reflect changes therein.

Amounts have been contributed to irrevocable trusts (refer Note 14) under the Group's control. The monies in the trusts are invested primarily in interest bearing debt securities and equity-linked unit trusts and may be used only for environmental rehabilitation purposes. The Group intends to finance the ultimate rehabilitation costs from the money invested with the trust funds, as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up.
June 30,
2007
June 30,
2006
$'000               $'000
Opening balance 46,777 22,596
Foreign exchange 2,747 (6,906)
(Disposed)/acquired through (disposal)/purchase of subsidiaries (1,569) 21,154
Asset retirement obligation arising during the period - 7,499
Accretion - continuing operations 4,157 166
Accretion - discontinued operations (8,704) 2,268
Closing balance 43,408 46,777

Included in the net book value of the mining asset balance are asset retirement obligation costs, relating to the following mines:
June 30,
2007
June 30,
2006
$'000               $'000
Blyvoor 989 1,315
ERPM 25 141
Crown 4,756 5,716
Porgera
      -
2,180
5,770 9,352

20. LONG-TERM LOANS
June 30,
2007
June 30,
2006
$'000               $'000
These comprise loans from:
Secured
Industrial Development Corporation (a) 201 2,665
Investec Bank (Mauritius) Limited (b) 3,925 -
ANZ Banking Group Limited (c) 107,269 56,015
Finance lease agreements (d) 298 764
Unsecured
Senior Convertible Notes (e) - 66,925
111,693          126,369
Less: Payable within one year shown under current liabilities
(111,693)         (76,117)
Total long-term liabilities - 50,252

The above loans include accrued interest. The terms and conditions, including interest rates, attaching to the above loans are given in the narrative below:

(a)   On July 18, 2002, Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, entered into a loan agreement with the Industrial
Development Corporation, or IDC, for R65.0 million ($10.4 million) specifically for financing capital expenditures incurred by
Blyvoor in completing the Blyvoor expansion project. The loan bears interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. As of June 30, 2007, the interest rate on this loan was 12.0% per annum. The loan is due in July 2007.

The loan is secured over the Blyvoor metallurgical plant, with a net book value of $10.3 million at June 30, 2007. The loan agreement prohibits the Company from disposing of or further encumbering the assets covered by the special notarial bond and places restrictions over its ability to change the business of Blyvoor.

The loan was repaid in July 2007.
(b)   On September 13, 2006, a facility of $35.0 million was entered into with Investec (Mauritius). The Company drew down
$33.0 million under this facility for the purpose of repaying the Senior Convertible Notes. At June 30, 2007, the Company
had repaid a portion of this amount by issuing 39,518,327 ordinary shares to the value of $29.1 million. The facility bears interest at the three-month London Inter bank Offered Rate, or LIBOR, plus 3% and is secured by DRD (Offshore)'s shares in Emperor Mines Limited. The loan agreement prohibits the company from disposing of or further encumbering the secured assets and the facility is renewable. The loan is repayable within 12 months after year end and disclosed as a current liability.

The loan was repaid in July 2007.
(c)   There are five loan facilities from the ANZ Banking Group Limited, or ANZ Bank, which comprise the Vatukoula loan facility
($10.1 million), project loan facilities ($59.8 million), a property loan ($1.3 million), a gold call option facility ($1.9 million) and a hedge book facility ($34.2 million).

The Vatukoula loan facility from ANZ Bank, secured over the assets and mining rights of Emperor Gold Mining Company
Limited (Fiji), was novated to Emperor on March 28, 2007 following the completion of the sale of Vatukoula to Westech. The sale included the transfer of all the assets and liabilities (other than the ANZ Bank loan, lease liability and the gold hedge book)
to Westech on March 28, 2007 and security over the Fijian assets was subsequently released by ANZ Bank. An agreement was reached with the ANZ Bank prior to June 30, 2007 to defer principal repayments in relation to all facilities provided by the bank to Emperor and its subsidiaries until the successful completion of the sale of Emperor’s 20% interest in the Porgera Joint
Venture. The loan bears interest at LIBOR plus 2.5%. This facility was repaid on August 17, 2007 and is disclosed as a current liability.

20. LONG-TERM LOANS (continued)

The project loan facilities agreement was signed on March 21, 2006 between ANZ Bank and Emperor for $42.0 million. These facilities comprise a $35.0 million senior facility with a 59-month tenor and a $7.0 million revolving working capital facility, which are secured by the Papua New Guinea gold assets and an Emperor guarantee. On January 22, 2007 Emperor signed documentation with ANZ Bank to increase the revolving working capital facility from $7.0 million to $22.0 million to fund the restructure of the Emperor assets which provided working capital for the Papua New Guinea operations and exit costs associated with the Vatukoula sale. The additional facility bears interest at LIBOR plus 4.0%. This facility was repaid on August 17, 2007 and is disclosed as a current liability.

The property loan represents a mortgage over a property purchased in Brisbane during May 2006. The loan attracts interest payments only for the first five years of the mortgage at a rate of 6.79% per annum. A First Registered Mortgage by Emperor over the property situated at 45 Milman St, Clayfield, Queensland, Australia will be held by ANZ Bank as security for this loan.
This facility was repaid on August 17, 2007 and is disclosed as a current liability.

The gold call option facility was implemented to purchase gold call options from ANZ Bank. The term of the facility is 12 months from April 6, 2006 and the loan bears interest at LIBOR plus 2.1%. The settlement of this facility would have coincided with the closing out of the call options for which the facility was implemented, however this facility was repaid on August 17,
2007 and is disclosed as a current liability.

A hedge book facility with ANZ Bank was entered into by Emperor to close out its gold forward hedge book of 145,695 ounces on May 16, 2007 at a spot price of $670 per ounce. The hedge book was closed out at an amount of $34.2 million and ANZ
Bank agreed to defer the settlement of this amount until December 31, 2007, or earlier following receipt of funds from the sale of Emperor’s 20% interest in the Porgera Joint Venture. The deferral facility bears interest at LIBOR plus 3.7%. This facility was repaid on August 17, 2007 and is disclosed as a current liability.
(d)   Finance leases were effectively secured over vehicles owned by Vatukoula, however security over these assets was released by
ANZ Bank after the disposal of Vatukoula. This facility was repaid on August 17, 2007.
(e)   On November 12, 2002, the Company issued $66,000,000 of 6% Senior Convertible Notes due 2006, in a private placement.
The interest payments of 6% per annum are payable semi-annually on May 12 and November 12 of each year. The Company issued the notes at a purchase price of 100% of the principal amount thereof. If not converted, or previously redeemed, the notes would have been payable at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006.

The notes were convertible at any time at the option of the holder into the Company's ordinary shares, or American
Depositary Shares, or ADSs, at a conversion price of $3.75 per share or ADS, subject to adjustment in certain events if the cumulative adjustments amount to 1% or more of the conversion rate.

The Company could have redeemed the notes, in whole or in part, at any time after November 12, 2005, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued original issue discount, plus accrued and unpaid interest, if any, to but excluding, the date of redemption on giving not less than 30 nor more than 60 days notice if (1) the closing price of its ADSs on the NASDAQ SmallCap Market or substitute national securities exchange had exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately before the date of mailing of the provisional redemption notice and (2) the shelf registration statement covering the resale of the notes and the ordinary shares and ordinary shares underlying the ADSs issuable upon conversion of the notes was effective and available for use and was expected to remain effective and available for use for 30 days following the provisional redemption date, unless registration in no longer required.

If there had been a change in control of the Company, holders of the notes had the right to require it to repurchase their notes, at 102.5% of the principal amount of the notes.

20. LONG-TERM LOANS (continued)
In connection with the offering of the notes, the Company entered into a registration rights agreement with the initial purchaser of the notes. This agreement obligated the Company to file with the SEC a shelf registration statement with respect to the offer and sale of the notes and the ordinary shares or the ordinary shares underlying the ADSs issuable upon conversion of the notes. On September 30, 2003, the SEC declared effective the Company's registration statement of Form F-
3 pertaining to the notes. The notes were repaid, in full, on November 15, 2006.
The notes are presented in the consolidated balance sheet as follows
June 30,
2007
June 30,
2006
$'000                $'000
Opening balance
66,925
64,947
Liability portion
64,722
57,361
Derivative portion (1)
2,203
7,586
Amortization of capitalized issuance costs, net of additional expenses incurred (2)
559
1,546
Interest accrued (3)
4,353
9,785
Interest payment
(1,980)
(3,960)
Change in fair value of derivative portion (1)
(2,203)
(5,382)
Foreign exchange
(4)
(11)
Redemption of loan
(67,650)
-
Closing balance
-
66,925
Liability portion
-
64,722
Derivative portion (1)
-
2,203
(1)   The conversion option embedded in the notes is accounted for as an embedded derivative instrument under
SFAS No. 133. The option does not qualify for hedge accounting. The embedded derivative instrument is carried at fair value, such fair value being determined on the residual cash flow method, with changes in fair value included in the statement of operations in the period in which the change occurs and classified as profit on derivative instruments.
(2)   The issuance costs relating to the convertible loan note have been capitalized, and are being amortized over the life of the instrument.
(3)   Interest on the notes is calculated on the effective yield basis, at an effective rate of 16.08% per annum, which includes the accretion on the embedded derivative instrument.
Included in unrealized foreign exchange gains is a loss of $nil, a loss of $6.2 million and a loss of $4.4 million in fiscals
2007, 2006 and 2005, respectively, relating to foreign exchange movements on the Senior Convertible Notes.
Long-term loans are scheduled for repayment in the 12 months to:
$'000
30 June 2008
111,693
30 June 2009
               -
30 June 2010
       -
30 June 2011 onwards
-
111,693
June 30,
2007
June 30,
2006
Currencies in which long-term loans are denominated are as follows:
$'000               $'000
United States Dollars
3,925
66,925
Australian Dollars
107,567
56,779
South African Rands
201
2,665
111,693
126,369
The Group has undrawn committed borrowing facilities of $31.1 million (June 30, 2006: $nil) from Investec (Mauritius) and bank overdraft facilities of $16.7 million (June 30, 2006: $0.3 million) of which $16.7 million (June 30, 2006: $0.3 million) had been utilized at year-end.

21. STOCKHOLDERS’ EQUITY

Ordinary shares:
June 30, 2007
During the year ended June 30, 2007, the Company issued 50,306,903 no par value shares at market value to certain institutional investors and employees, in exchange for gross cash proceeds of $43.7 million with issuance costs amounting to $1.1 million.
June 30, 2006
During the year ended June 30, 2006, the Company issued 18,444,954 no par value shares at market value to certain institutional investors and employees, in exchange for gross cash proceeds of $25.9 million. In addition, 4,451,219 no par value shares, with a value of $4.5 million, were issued for the acquisition of loans and 932,857 no par value shares, with a value of $1.2 million, were issued in exchange for services rendered
June 30, 2005
During the year ended June 30, 2005, the Company issued 56,230,705 no par value shares at market value to certain institutional investors, in exchange for gross cash proceeds of $65.9 million. In addition, 6,612,676 no par value shares, with a value of $16.6 million, were issued in exchange for 29,097,269 Emperor Mines Limited shares (refer to Note 4).
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
For the year ended June 30, 2007
Loss
Per-share
$000                Shares
amount
(Numerator) (Denominator)
$
cents
Basic and fully diluted loss per share
Shares outstanding July, 1, 2006
320,035,078
Weighted average number of shares issued - 2007
20,893,296
Net loss from continuing operations applicable to common stockholders
(28,117)
340,928,374
(8)
Loss from discontinued operation
(104,725)
(32)
Net loss applicable to common stockholders
(132,842)
(40)
Anti-dilutive shares (shares underlying Senior Convertible Notes)
-
Anti-dilutive shares (shares underlying staff options allocated)
16,254,774
There is no dilution in loss per share for the fiscal year ended June 30, 2007, as the effect of dilutive securities in issue would
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
(6,353)
310,565,826
(2)
Loss from discontinued operation
(17,478)
(6)
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
(40,947)
257,695,796
(16)
Loss from discontinued operation
(40,842)
(16)
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

The majority of the Group's employees are covered by one of the above-mentioned funds. Fund contributions by the Group for the year ended June 30, 2007 amounted to $6.8 million (2006: $4.3 million; 2005: $7.4 million).

Post-retirement benefits other than pensions

Crown has an obligation to fund a portion of the medical aid contributions of certain of its employees after they have retired. At
June 30, 2007 a provision of $2.7 million (2006: $2.3 million) for post-retirement medical benefits has been raised. This provision is based on the latest calculations using a projected unit credit method, of independent actuaries performed as at
June 30, 2006. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded. During fiscal 2007, the Company expensed $0.3 million (2006: $0.5 million) relating to the post-retirement medical benefits.
June 30,
2007
June 30,
2006
$'000                     $'000
Opening balance 2,306 -
Acquired through acquisition of subsidiary - 2,259
Actuarial loss recognized in earnings 311 455
Foreign exchange 69 (408)
Closing balance 2,686 2,306
The assumptions used in calculating the above amounts are:
Discount rate 7.8% 7.8%
Expected annual increase in health care costs 5.8% 5.8%
Assumed health care cost trend June 30:
Health care cost trend assumed for next year 5.8% 5.8%
Rate to which the cost trend is assumed to decline (the ultimate trend rate) 5.8% 5.8%
Year that the rate reaches the ultimate trend n/a n/a

23. EMPLOYEE BENEFIT PLANS (continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-
point change in assumed health care cost trend rates would have the following effect:
One
percentage
point
increase
$'000
One
percentage
point
decrease
$'000
Effect on total service and interest cost 90 (70)
Effect on post-retirement benefit obligation 680 (526)

The Company expects to contribute $0.4 million to the post-retirement medical plan in fiscal 2008.
Estimated future benefit payments
$'000
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:
2008 353
2009 391
2010 434
2011 480

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

The liability at June 30, 2007 was $0.2 million (2006: $0.5 million). During fiscal 2007, the Company recognized a gain of
$0.3 million (2006: expensed $0.6 million; 2005: expensed $0.3 million) relating to the long-service awards.

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

During the fiscal years 1998 to 2007, the Company issued options, one quarter of which was exercisable six months after grant date, a further quarter of which is exercisable twelve months after grant date and further quarters of which are exercisable annually thereafter. Share options activity in respect of these options was as follows:
Outstanding
Exercisable
Average
Intrinsic
value
Average
price per
per share
price per
Number of
share
exercised
Number of
share
Shares
(in Rand)
(in Rand)
Shares
(in Rand)
Balance at June 30, 2004 7,768,738 19.03 2,964,354 18.67
Granted 5,794,784 7.21
Exercised (66,000) 6.50 0.34
Forfeited/lapsed (1,003,611) 15.10
Balance at June 30, 2005 12,493,911 13.96 5,949,499 17.68
Granted 3,090,944 5.94
Exercised (679,911) 5.54 4.14
Forfeited/lapsed (887,563) 11.64
Balance at June 30, 2006 14,017,381 13.37 8,699,972 15.63
Granted 2,086,500 9.08
Exercised (123,426) 5.47 3.76
Forfeited/lapsed (283,556) 10.01
Balance at June 30, 2007 15,696,899 12.36 11,605,183 14.10

Average price per share is disclosed in South African Rand as the options are on ordinary shares and the option price is stated in
South African Rand. As of June 30, 2007, the average price per share for outstanding options is $1.75 and average price per share for exercisable options is $1.99.

23. EMPLOYEE BENEFIT PLANS (continued)

The weighted average grant date fair value of the above options granted in fiscal 2007 was R2.39 (2006: R3.86 and 2005: R1.87).

The grant date fair value of these options was determined using a Black-Scholes pricing option model, applying the following weighted average assumptions:
June 30, 2007        June 30, 2006         June 30, 2005
Expected life (in years)
3                             3                              3
Risk free interest rate
8.39%                      7.94%                     7.98%
Volatility
44%                         36%                        35%
Dividend yield
0%                           0%                          0%

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
Balance at June 30, 2005 557,875 15.81 557,875 15.81
Exercised - 15.81
Forfeited/lapsed - 15.81
Balance at June 30, 2006 557,875 15.81 557,875 15.81
Exercised - 15.81
Forfeited/lapsed - 15.81
Balance at June 30, 2007 557,875 15.81 557,875 15.81

Average price per share is disclosed in South African Rand as the options are on ordinary shares and the option price is stated in
South African Rand. As of June 30, 2007, the average price per share for outstanding options is $2.23 and average price per share for exercisable options is $2.23.
The following tables summarize information relating to all employee stock options outstanding as at June 30, 2007:
Outstanding                                                                          Exercisable
Weighted
Weighted      Weighted
Weighted
Weighted
Weighted

average
average
average
        average
average
average
contractual
exercise
intrinsic
    contractual
exercise
intrinsic
Number of
life (in
price
value
Number of
life (in
price
value
Shares
years)
(in Rand)      (in Rand)
Shares
years)
(in Rand)

(in Rand)
Range of exercise prices
R4.52 to R6.49 5,602,554 7.84 5.57 (0.32) 3,430,363 5.43 5.52 (0.27)
R6.50 to R9.59 2,262,325 7.51 8.92 (3.64) 758,625 4.30 8.53 (3.28)
R9.60 to R11.00 1,678,300 7.12 10.93 (5.68) 1,262,475 3.61 10.92 (5.68)
R11.01to R19.36 5,754,795 5.95 18.27 (13.01) 5,754,795 5.95 18.27 (13.01)
R19.37to R29.10 916,800 5.32 29.09 (23.84) 916,800 5.32 29.09 (23.84)
R29.11to R36.08 40,000 5.00 36.08 (30.83) 40,000 5.00 36.08 (30.83)
16,254,774 6.60 12.48
(7.23)      12,163,058
4.90 14.18 (3.50)

As of June 30, 2007, the total compensation cost related to nonvested awards not yet recognized is $0.7 million and the weighted-average period over which it is expected to be recognized is 1.3 years.

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
Derivative instruments
In the normal course of its operations, the Group is exposed to market risks, including commodity price, foreign currency and interest rate risks. The Company has entered into transactions, which make use of derivative instruments, to economically hedge certain exposures. These instruments include interest rate swaps, gold forward contracts, gold call options and gold lease rate swaps. Even though the Company has used these types of instruments in the past its current hedging policy precludes the forward selling of gold. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are marked-to-market through the statement of operations in accordance SFAS No. 133, “Accounting for
Derivative Instruments and Hedging Activities.”
Commodity price risk
The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares or ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the gold price is impossible for us to predict. The price of gold may not remain at a level allowing us to economically exploit our reserves. It is our policy not to hedge this commodity price risk.
Gold forward contracts
Gold forward contracts were entered into by Emperor with ANZ Bank. A total of 145,695 ounces was to be delivered under these gold forward contracts. The fair value of the gold forward contracts that was expected to mature in fiscal 2007 was a liability of
$7.2 million relating to 41,526 ounces. On May 16, 2007 the gold forward contracts were closed out at a spot price of $670 per ounce.
Gold call options
European Style call options were purchased in January 2006 with strike prices ranging from $634 to $653 per ounce. Expiry dates of the options range from September 2006 to December 2008. The call options provide the Group with the right but not the obligation to buy in total up to 46,426 ounces (reducing throughout the period) of gold at various strike prices, ranging from $634 to $653 per ounce. The gold call options were taken up by the Group to mitigate the deterioration in the gold forward contracts. The fair value of the gold call options at June 30, 2007 was an asset of $0.8 million (2006: $2.9 million).
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

24. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)
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

The gold produced by Vatukoula in Fiji was sold directly to AGR Matthey. Proceeds for gold sold were received within 6 days of sale. The selling price was determined by Reuters quoted “London Spot Bid Price” which means the London bid price as published by Reuters for two day settlement and the Company is paid in US Dollars.
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

The Company's results are positively affected when the US Dollar strengthens against these foreign currencies and adversely affected when the US Dollar weakens against the foreign currencies. The Company's cash and cash equivalent balances are held in US Dollars, Rands and Australian Dollars; holdings denominated in other currencies are relatively insignificant. Certain of the
Company's financial liabilities are denominated in a currency other than the Rand (refer to Note 20). The Company is thus exposed to fluctuations in the Rand with the relevant currency. The Company has not entered into any foreign exchange hedging contracts to attempt to mitigate its foreign currency risk.

Interest rate and liquidity risk

Fluctuations in interest rates impact the value of short-term cash investments and financing activities, giving rise to interest rate risks.

Interest rate swaps

An interest rate swap agreement was entered into in November 2002 to manage the exposure to changes in interest rates with regard to the interest payable on the Senior Convertible Notes (refer to Note 20). The fixed interest rate (in US Dollars) was swapped for a floating South African interest rate, calculated at the Johannesburg Inter Bank Acceptance Rate, or JIBAR, plus
200 basis points per annum. An amount of 60% of the coupon rate is subject to this swap agreement, based on the requirements of the SARB, as this represents the amount of the funds raised in South Africa. The maturity date of this agreement was
November 2006. As discussed in Note 18, the interest rate swap agreement was closed out on November 12, 2005.

Interest rate swap agreements were entered into by Emperor to manage the interest rate risk on the interest payments of the Vatukoula loan facility, which currently bears interest at an average variable rate of LIBOR plus 2.5%. In order to minimize fluctuation in interest rates, 64% of the loan has been covered by entering into interest rate swap agreements under which the Group is obliged to receive interest at variable rates and pay interest at fixed rates until October 2008. The fixed interest rate payable was 4.34% per annum.

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

The following table represents the carrying amounts and fair values of the Group's financial instruments outstanding:

June
30,
2007
June 30,
2007
June 30,
2006
June 30,
2006
$'000               $'000               $'000               $'000
Carrying
amount
Fair value
Carrying
amount
Fair value
Financial assets
Cash and cash equivalents 19,354 19,354 54,912 54,912
Restricted cash and cash equivalents - - 12,344 12,344
Derivative instruments
845                  845               2,857               2,857
Receivables
6,058               6,058             10,858             10,858
Listed investments
289                  289           209 209
Investments in environmental trusts 10,708 10,708 8,306 8,306
Financial liabilities
Bank overdraft 16,655
16,655                   331                  331
Accounts payable and accrued liabilities 42,940
42,939              52,669             52,669
Derivative instruments -
-             25,222             25,222
Long-term loans
- long-term portion - - 50,252 50,252
- short-term portion 111,693 111,693 76,117 74,469

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

25. COMMITMENTS AND CONTINGENT LIABILITIES

June 30,
2007
June 30,
2006
$'000               $'000
Capital expenditure commitments:
Contracted but not provided for in the financial statements 2,755 16,146
Authorized by the directors but not contracted for 2,419 2,689
5,174 18,835

Litigation

The Group is subject to litigation in the normal course of business. The Group believes that any adverse outcome from litigation would not have a material effect on its financial position, results of operations or liquidity.

Securities class action

On June 13, 2005, a securities class action was filed in the United States District Court for the Southern District of New York against the Company and two of its officers. Subsequently, four nearly identical securities class action complaints were filed against the
Company and the same officers. The cases were consolidated and a consolidated amended complaint was filed. Neither the
Company, nor the individual defendants were formally served with any complaint regarding these matters.

The actions were allegedly filed on behalf of purchasers of the Company’s shares during two purported class periods spanning from
October 23, 2003 to February 25, 2005. The complaints alleged generally that the Company and the individual defendants made false and misleading public statements regarding, among other things:
•   the restructuring of our North West Operations in South Africa;
•   the Company’s ability to reduce the negative impact of the increasing value of the South African Rand; and
•   the strength of the Company’s balance sheet.

We defended the lawsuits brought against us and our officers named in the complaints. Our attorneys filed an application to dismiss the plaintiffs’ case and on January 31, 2007 the US District Court issued an order directing the Clerk of the Court to enter judgment dismissing the class actions.

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
Year ended June 30, 2007
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
Blyvoor
Mine
ERPM
Mine
Crown
Mine
Other
Total
South
African
operations
Porgera
Mine
Tolukuma
 Mine
Vatukoula
 Mine
Other
Total
Australasian
 operations
Total
operations

Discontinued
 operations
Total
continuing
operations
Revenues
96,007 47,990 64,351
-
208,348 45,272
28,926
16,784
- 90,982 299,330
(62,056)
237,274
Depreciation and amortization
(3,541) (929)
(4,977)
(84)
(9,531)
(1,825) (4,448) (6,773) (2,116)
(15,162)
(24,693)
8,598
(16,095)
Production costs
(83,298)
(46,798)
(46,430) (1,394) (177,920) (37,157)
(38,398)
(24,355) (1,845) (101,755)
(279,675)
61,512
(218,163)
Results
Net operating income/(loss)
5,939
(2,438) 8,710
(3,612)
8,599 6,810
(26,976) (130,740)
(15,544)
(166,450) (157,851)
123,930
(33,921)
Profit/(loss) after tax
5,958
(3,223)
8,497
(5,345) 5,887
1,260
(32,468)
(134,559)
(9,190)
(174,957)
(169,070)
133,299 (35,771)
Balance sheet
Mining assets
55,407 11,820 24,695
(1,267)
90,655
-
1,570
1,885
-
3,455
94,110
Total assets
64,913 18,383
33,094
7,488 123,878 78,527
10,816 4,558
13,496 107,397 231,275
Net current assets/(liabilities)
(7,506)
(4,574) (1,552)
(1,545) (15,177)
60,263 4,314
(18,040)
(98,340) (51,803)
(66,980)
Other information
Capital expenditures
9,487
5,628 4,153 47 19,315 3,778 6,471 9,165
105 19,519 38,834 (12,943) 25,891
Impairment of assets - - - - - -
9,001
104,256
3
113,260
113,260 (104,256) 9,004
Total number of employees
7,740
2,653 10,393

26. GEOGRAPHIC AND SEGMENT INFORMATION (continued)
Year ended June 30, 2006
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
Blyvoor
Mine
ERPM
Mine
Crown
Mine
Other
Total South
African
operations
Porgera
Mine
Tolukuma
 Mine
Vatukoula
 Mine
Other
Total
Australasian
operations
Total
operations

Discontinued
 operations
Total
continuing
operations
Revenues
83,635
33,840
31,310
-
148,785
64,991
29,085
2,440
-
96,516
245,301
(67,431)
177,870
Depreciation and amortization
(3,697)
(2,027)
(2,338)
(49)
(8,111)
(10,014)
(3,930)
(2,867)
146
(16,665)
(24,776)
12,881
(11,895)
Production costs
(76,936)
(28,642)
(26,697)
(1,362)
(133,637)
(37,021)
(33,448)
(9,173)
1,720
(77,922)
(211,559)
46,194
(165,365)
Results
Net operating (loss)/income
1,177
1,735
1,513
(1,375)
3,050
5,307
(12,655)
(6,229)
7,093
(6,484)
(3,434)
922
(2,512)
(Loss)/profit after tax
369
(150)
1,518
(17,246)
(15,509)
1,295
(12,988)
(6,260)
7,633
(10,320)
(25,829)
20,407
(5,422)
Balance sheet
Mining assets
48,023
6,839
24,853
(1,195)
78,520
63,705
8,533
101,762
994
174,994
253,514
Total assets
55,026
12,085
31,809
14,878
113,798
117,302
17,837
122,346
34,938
292,423
406,221
Net current assets/(liabilities)
(10,025)
(2,887)
(1,091)
(58,065)
(72,068)
9,677
3,646
(18,736)
32,013
26,600
(45,468)
Other information
Capital expenditures
8,832
1,643
3,341
239
14,055
17,237
4,256
5,249
160
26,902
40,957
(22,486)
18,471
Impairment of assets
-
-
-
3
3
-
-
-
-
-
3
3
Total number of employees
7,740
2,653
10,393

26. GEOGRAPHIC AND SEGMENT INFORMATION (continued)
Year ended June 30, 2005
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
$’000
Blyvoor
Mine
North
West
Mine
West
Wits
Mine
Other
Total
South
African
operations
Porgera
Mine
Tolukuma
 Mine
Other
Total
Australasian

operations
Total
operations

Discontinued

operation
Total
continuing

operations

Revenues
68,370
81,538
-
-
149,908
82,793
32,446
-
115,239
265,147
(164,331)
100,816
Depreciation and
amortization
(2,716)
(971)
-
2,773
(914)
(11,613)
(3,336)
1,095
(13,854)
(14,768)
12,584
(2,184)
Production costs
(73,814)
(100,695)
-
(1,218)
(175,727)
(36,210)
(25,278)
-
(61,488)
(237,215)
136,905
(100,310)
Results
Net operating income/(loss)
(11,917)
(62,714)
(486)
(8,203)
(83,320)
29,808
245
(2,850)
27,203
(56,117)
32,906
(23,211)
(Loss)/profit after tax
(12,567)
(62,464)
(355)
(20,574)
(95,960)
24,028
(718)
(27,242)
(3,932)
(99,892)
58,947
(40,945)
Balance sheet
Mining assets
46,112
-
152
1,384
47,648
66,238
7,344
940
74,522
122,170
Total assets
54,665
-
1,971
20,527
77,163
117,788
17,259
26,047
161,094
238,257
Net current assets/(liabilities)
(6,715)
-
(35)
6,697
(53)
(1,262)
6,371
6,541
11,650
11,597
Other information
Capital expenditures
729
3,524
-
37
4,290
17,174
3,399
-
20,573
24,863
(20,698)
4,165
Impairment of assets
-
39,451
-
664
40,115
-
-
-
-
40,115
(39,451)
664
Total number of employees
3,481
824
4,305

27. VARIABLE INTEREST ENTITY

In fiscal 2006, as a result of the transactions entered into by the Company as part of the restructuring of its South African
Operations, the Company identified Khumo Gold as a Variable Interest Entity, or VIE, due to certain capital and debt structures.
Khumo Gold was established as an investment holding company to provide previously disadvantaged persons in South Africa access to investment opportunities within the mining industry. Khumo Gold had a 15% interest in DRDGOLD SA at
June 30, 2006 and held investments in preference shares issued by Crown, ERPM and Blyvoor. These investments were funded by the Company through the Company acquiring preference shares issued by Khumo Gold of $4.8 million (R31.8 million).

On December 11, 2006, Khumo Gold exercised the option granted by us pursuant to the option agreement concluded between the parties in October 2005. Khumo Gold acquired from us a further 50,000 ordinary shares in DRDGOLD SA for $0.6 million
(R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased by 5% to 20%. In addition,
Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million (R5.1 million). After exercising the option, the trust's shareholding in DRDGOLD SA is 6%. We financed the transaction by subscribing for preference shares in Khumo Gold and extending a loan to the trust.

The Company does not hold any of the ordinary shares in Khumo Gold. Accordingly the Company began to consolidate the VIE from December 1, 2005, in accordance with the requirements of FIN 46(R). On consolidation, the investments held by Khumo
Gold in DRDGOLD SA and the preference shares in Crown, ERPM and Blyvoor were eliminated against the preference shares issued by Khumo Gold to the Company. Khumo Gold had no other assets and liabilities at June 30, 2007 nor did it earn any other income or incur any other expenses during the period to June 30, 2007. The Company began to consolidate the trust from
December 11, 2006. On consolidation the loan to the trust is eliminated. The trust has no other assets or liabilities at
June 30, 2007, nor did it earn any other income or incur any other expenses during the period to June 30, 2007.
28. SUBSEQUENT EVENTS
Completion of the sale of the Porgera Joint Venture
The sale of Emperor’s 20% interest in the Porgera Joint Venture to Barrick and the capital return to shareholders were approved by the company's shareholders and Emperor’s shareholders at the extraordinary general meetings held on July 27 and
July 30, 2007 respectively. The sale transaction was completed on August 17, 2007 for a cash consideration of $255.0 million and subsequently Emperor retired all its debt facilities, leaving the group debt and hedge free. Emperor’s capital return to its shareholders amounting to $43.9 million was completed on September 3, 2007 and the company received its portion of the capital return, amounting to $37.7 million.
Disposal of Emperor
The sale of the Company’s 78.72% interest in Emperor to institutional investors was concluded on October 22, 2007 for a total consideration of $52.4 million, drawing to a close the Group’s mining investment in Australasia.
Ergo Mining Joint Venture
On November 26, 2007, we announced that DRDGOLD SA signed a binding term sheet with Mintails SA its partner in the previously announced Ergo Mining Joint Venture, which provides for significant expansion of the joint venture through:
•      the planned refurbishment over the next 36 months of all infrastructure at the Brakpan plant, to increase capacity from one
CIL gold recovery circuit to a plant capable of processing tailings for the recovery of gold, uranium and sulphuric acid; and
•      substantially increasing available tailings material from 180 Mt to up to 1,700 Mt, by securing rights over tailings dumps and slimes dams in the region.
The expanded Ergo Mining Joint Venture will pursue feasibility studies to refurbish and re-open the full Brakpan plant, which historically produced gold, uranium and sulphuric acid. Through this expansion, the Ergo Mining Joint Venture partners have endorsed the strategy of pursuing a consolidation of all their available and unexploited surface gold and uranium assets on the East
Rand. Phase I of the Ergo Mining Joint Venture involves the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15 Mt of tailings a year, for the recovery of some 75,000 ounces of gold a year. Phase II, now under investigation, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants.

28. SUBSEQUENT EVENTS (continued)
Agreements have been concluded for:
•      the acquisition by the Ergo Mining Joint Venture of additional tailings properties and the Withok deposition complex from
Anglo Gold Ashanti for a payment of R45.0 million ($6.4 million) and assumption of rehabilitation obligations; and
•      the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some
105 Mt, from Pamodzi Gold Limited. These properties will form part of the Mintails SA contribution to the expanded Ergo
Mining Joint Venture.
The acquisition of the Withok deposition site will provide the expanded Ergo Mining Joint Venture with extensive additional deposition capacity commensurate with the substantial increases in tailings material and processing capacity. The arrangements between the Ergo Mining Joint Venture partners have been structured to provide for the contribution of assets and funding to the operation on a 50:50 basis. The Ergo Mining Joint Venture acquisitions are subject to regulatory review, completion of definitive agreements, corporate and other approvals.

Change of ADS Ratio
On January 22, 2007, we received a Nasdaq Staff Deficiency letter indicating that we failed to comply with the $1.00 per share
Minimum Bid Price Requirement, or the MBPR, on the Nasdaq Capital Market for continued listing set forth in Marketplace Rule
4320(e)(2)(E)(ii). In accordance with this Rule, we were provided with 180 calendar days, or until July 23, 2007, to regain compliance. As our ADSs had been consistently trading on the Nasdaq Capital Market at a price below the MBPR, we changed our
ADS ratio from one ADS for one of our ordinary shares to one ADS for ten of our ordinary shares on July 23, 2007. With effect from the commencement of business on July 23, 2007, we affected a 1:10 reverse stock split (i.e. a 10:1 consolidation) of our ADRs.

ITEM 19. EXHIBITS

The following exhibits are filed as a part of this Annual Report:
1.1
(1)
Memorandum of Association of DRDGOLD Limited.
1.2
††
Articles of Association of DRDGOLD Limited, as amended on November 8, 2002.
1.3
(1)
Excerpts of relevant provisions of the South African Companies Act.
1.4
(2)
Durban Roodepoort Deep (1996) Share Option Scheme as amended.
2.1
(1)
Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2
††
Indenture between DRDGOLD Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
2.3
††
Purchase Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated November 4, 2002.
2.4
††
Registration Rights Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated
November 12, 2002.
2.5
††
DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule
144A of the Securities Act of 1933, as amended.
2.6
††
DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to
Regulation S under the Securities Act of 1933, as amended.
4.1
(1)
Tribute Agreement, dated October 9, 1992, between DRDGOLD Limited and Rand Leases.
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
4.37
(7)
Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development
Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and DRDGOLD Limited, dated June 12, 2002.
4.38
(7)
Shareholder’s Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong
Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, and Crown Gold Recoveries (Pty) Ltd and DRDGOLD
Limited, dated June 12, 2002.
4.39
(7)
Addendum to Shareholder’s Agreement between The Industrial Development Corporation of South Africa Limited,
Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd and
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
4.45
(7)
Loan Agreement between Industrial Development Corporation of South Africa Ltd and Blyvooruitzicht Gold Mining
Company Ltd, dated July 18, 2002.
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
October 15, 2002.
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
4.81
(11)
Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated December 10,
2004.
4.82
(11)
Subscription Agreement between DRDGOLD Limited and Baker Steel Capital Managers LLP (BSCM), dated April 7,
2005.
4.83
(11)
Underwriting Agreement between DRDGOLD Limited, the Baker Steel Capital Managers LLP (BSCM) and certain underwriters, dated April 5, 2005.
4.84
(11)
Memorandum of Agreement between DRDGOLD Limited, Simmer & Jack Mines Limited and Simmer & Jack
Investments (Proprietary) Limited (S&J Companies), dated August 31, 2005.
4.85
(11)
Cession Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC),
DRDGOLD Limited, Business Ventures Investment No. 750 (Pty) Ltd and Business Ventures Investment No. 751
(Pty) Ltd (the BVI Companies), dated July 13, 2005.

4.86
(11)
Share Sale Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC),
DRDGOLD Limited, Business Ventures Investment No. 750 (Pty) Ltd (BVI 1) and Business Ventures Investment No.
751 (Pty) Ltd (BVI 2), dated July 13, 2005.
4.87
(11)
Term Sheet concluded between DRDGOLD Limited and Khumo Bathong Holdings (Pty) Ltd (KBH), dated
July 6, 2005.
4.88
(11)
Facility B Loan Agreement between Investec Bank (Mauritius) Limited and DRD (Isle of Man)
Limited (DRDIOM), dated March 3, 2005.
4.89
(11)
Convertible Loan Facility Agreement between DRDGOLD Limited and Emperor Mines Limited (Emperor), dated
July 8, 2005.
4.90
(11)
Agreement of Employment between DRDGOLD Limited and Mr. J.W.C. Sayers, dated as of August 10, 2005.
4.91
(11)
Option Agreement entered into by and between DRDGOLD Limited and M5 Developments (Pty) Limited, dated July
21, 2005.
4.92
(11)
Share Sale Agreement between DRD (Offshore) Limited, DRDGOLD Limited and Emperor Mines Limited, dated
November 16, 2005.
4.93
(12)
Deed of Loan, Cession, Payment and Set-Off entered into between DRDGOLD Limited, East Rand Proprietary
Mines Limited, Crown Gold Recoveries (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, dated
November 7, 2005.
4.94
(12)
Share Sale Agreement between Business Venture Investments 750 (Pty) Ltd and DRDGOLD South African
Operations (Pty) Limited, dated November 8, 2005.
Share Sale Agreement between Business Venture Investments 751 (Pty) Limited and DRGOLD South African
Operations (Pty) Limited, dated November 8, 2005.
4.95
(12)
Subscription Agreement between DRDGOLD Limited and DRDGOLD South African Operations (Pty) Limited,
dated November 9, 2005.
4.96
(12)
Share Sale Agreement between Crown Consolidated Gold Recoveries Limited and DRDGOLD South African
Operations (Pty) Limited, dated November 14, 2005.
4.97
(12)
Subscription Agreement between DRDGOLD South African Operations (Pty) Limited and Khumo Gold SPV (Pty)
Limited, dated November 18, 2005.
4.98
(12)
Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited, dated
November 18, 2005.
4.99
(12)
Cession Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and Khumo Bathong
Holdings (Pty) Limited, dated November 18, 2005.
4.100
(12)
Cession Agreement between DRDGOLD Limited and The Industrial Development Corporation of South Africa
Limited and Business Venture Investments No. 750 (Pty) Limited and Business Venture Investments No. 751 (Pty)
Limited, dated November 18, 2005.
4.101
(12)
Option Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South
African Operations (Pty) Limited, dated November 18, 2005.
4.102
(12)
Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and East Rand Proprietary Mines
Limited, dated November 18, 2005.
4.103
(12)
Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and Blyvooruitzicht Gold Mining
Company Limited, dated November 18, 2005.
4.104
(12)
Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and Crown Gold Recoveries (Pty)
Limited, dated November 18, 2005.
4.105
(12)
Shareholders’ Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD
South African Operations (Pty) Limited, dated November 24, 2005.
4.106
(12)
Sale and Subscription Agreement between DRDGOLD Limited and DRD (Offshore) Limited, dated
January 4, 2006.
4.107
(12)
Share Sale Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated February 22, 2006.
4.108
(12)
Restructure Deed between DRD (Offshore) Limited and DRD (Isle of Man) Limited and Emperor Mines Limited
and Emperor Gold Mining Company Limited and Australia and New Zealand Banking Group Limited, dated
February 24, 2006.
4.109
(12)
Facility Agreement between DRD (Porgera) Limited and Tolukuma Gold Mines Limited and Australia and New
Zealand Banking Group Limited, dated March 20, 2006.
4.110
(12)
Settlement of Loans Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated March
23, 2006.
4.111
(14)
Option Exercise Agreement between DRDGOLD Limited, Khumo Gold SPV (Pty) Limited and the Trustees for
the time being of the DRDSA Empowerment Trust dated October 10, 2006.
4.112
(14)
Class B Preference Share Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty)
Limited dated October 24, 2006.
4.113
(14)
Three Class B Preference Share Subscription Agreements between Khumo Gold SPV (Pty) Limited and
Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries (Pty) Limited and East Rand Proprietary
Mines Limited, dated October 24, 2006.

4.114
(14)
Three Class C Preference Share Subscription Agreements between the Trustees for the time being of the DRDSA
Empowerment Trust and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries (Pty) Limited
and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.115
(14)
Share Sale Agreement between Emperor Mines Limited and Westech Gold (Pty) Limited, dated March 22, 2007,`
regarding the disposal of its Fijian assets.
4.116
(14)
Joint Venture Interest Sale Deed – Procurement Deed between Barrick Gold Corporation, or Barrick, and Emperor
Mines Limited, dated April 12, 2007.
4.117
(14)
Subscription Agreement between Emperor Mines Limited and Barrick Gold Corporation, dated April 12, 2007.
4.118
(14)
Joint Venture Interest Sale Deed between Barrick Gold Corporation, Barrick (Niugini) Limited, Emperor Mines
Limited and DRD (Porgera) Limited dated July 19, 2007.
4.119
(14)
Deed of Assignment and Assumption between Barrick (Niugini) Limited (“Buyer”), DRD (Porgera) Limited
(“Seller”), Barrick (Goldfields PNG Holdings) Limited (“Goldfields”) and Minerals Resources Enga Limited
(“MRE”) (collectively “the parties”) dated July 19, 2007.
4.120
(14)
Memorandum of Agreement between Anglo Gold Ashanti Limited, Friedshelf 849 (Proprietary) Limited (renamed
Ergo Mining (Pty) Limited), DRDGOLD South African Operations (Pty) Limited and Mintails SA (Pty) Limited,
dated August 6, 2007.
4.121
(14)
Merger Implementation Deed between Emperor Mines Limited and Intrepid Mines Limited, dated
September 18, 2007.
4.122
(14)
Mandate for the Placement of DRD (Offshore) Limited’s 78.72% Shareholding in Emperor Mines Limited, dated
September 28, 2007.
4.123
(14)
Term Sheet for the joint venture agreement entered into by Acorn Gold (Proprietary) Limited, DRDGOLD Limited,
Durban Roodepoort Deep (Proprietary) Limited, Friedshelf 850 (Proprietary) Limited, Geotorm Investments
Limited, Kgosi Resource Management (Proprietary) Limited, Minerals and Mining Reclamation Services
(Proprietary) Limited, Mintails SA (Proprietary) Limited, West Witwatersrand Gold Mines Limited, West
Witwatersrand Holdings Limited, West Wits Mining Limited, West Wits Mining SA (Proprietary) Limited, dated
November 9, 2007.
8.1
(14)
List of Subsidiaries.
12.1
(14)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2
(14)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
(14)
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2
(14)
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1
(10)
Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2004 and 2003.
15.2
(11)
Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2005, 2004 and
2003.
15.3
(13)
Crown Gold Recoveries (Pty) Limited Unaudited Consolidated Financial Statements for the period ended
December 1, 2005 and the years ended June 30, 2005 and 2004.
15.4
(13)
Emperor Mines Limited Unaudited Consolidated Financial Statements for the period ended April 6, 2006 and the years ended June 30, 2005 and 2004.
16.1
(11)
Emperor Mines Limited Consolidated Financial Statements for the years ended June 30, 2005 and 2004.
___________
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
(11)
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2005.
(12)
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2006.
(13)
Incorporated by reference to Amendment No. 1 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2006.
(14)
Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DRDGOLD LIMITED
By:     /s/ J.W.C. Sayers
J.W.C. Sayers
Chief Executive Officer
By:     /s/ J.H. Dissel
J.H. Dissel
Acting Chief Financial Officer
Date: December 14, 2007