Form 20-F
DRDGOLD LTD
filed 2008-12-12
CIK 1023512

As filed with the Securities and Exchange Commission on December 12, 2008
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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
For the fiscal year ended June 30, 2008
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
None
IIndicated the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
As of June 30, 2008 the Registrant had outstanding 376,571,588 ordinary shares, of no par value.
Indicated by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes   No
Indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934. Yes No
Indicated by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No
Indicated by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer Accelerated filer Non-accelerated filer
Indicated by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP International Financial Reporting Standards as issued by the IASB Other
Indicated by check mark which financial statement item the registrant has elected to follow. Item 17 Item 18
Indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No
Contact details:
Mr. T.J. Gwebu – Group Legal Counsel, Company Secretary and Compliance Officer
DRDGOLD Limited, 299 Pendoring Avenue, Randburg, 2195, South Africa
Telephone: +2711 219 8700

TABLE OF CONTENTS
Page
PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS .................................................
5
ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE ....................................................................................
5
ITEM 3.
KEY INFORMATION..........................................................................................................................................
5
3A.
Selected Financial Data ...........................................................................................................................................
5
3B.
Capitalization And Indebtedness............................................................................................................................
6
3C.
Reasons For The Offer And Use Of Proceeds .......................................................................................................
6
3D.
Risk Factors.............................................................................................................................................................
7
ITEM 4.
INFORMATION ON THE COMPANY..............................................................................................................
18
4A.
History And Development Of The Company .......................................................................................................
18
4B.
Business Overview .................................................................................................................................................
22
4C.
Organizational Structure..........................................................................................................................................
33
4D.
Property, Plants And Equipment ...........................................................................................................................
34
ITEM 4A.
UNRESOLVED STAFF COMMENTS.................................................................................................................
59
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS .......................................................................
60
5A.
Operating Results ...................................................................................................................................................
61
5B.
Liquidity And Capital Resources ...........................................................................................................................
83
5C.
Research And Development, Patents And Licenses Etc.........................................................................................
85
5D.
Trend Information....................................................................................................................................................
85
5E.
Off-Balance Sheet Arrangements..............................................................................................................................
85
5F.
Tabular Disclosure Of Contractual Obligations.......................................................................................................
85
5G.
Safe Harbor ..............................................................................................................................................................
85
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................................................
86
6A.
Directors And Senior Management...........................................................................................................................
86
6B.
Compensation ..........................................................................................................................................................
89
6C.
Board Practices ........................................................................................................................................................
91
6D.
Employees................................................................................................................................................................
95
6E.
Share Ownership......................................................................................................................................................
97
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS .......................................................
98
7A.
Major Shareholders...................................................................................................................................................
98
7B.
Related Party Transactions ......................................................................................................................................
99
7C.
Interests Of Experts And Counsel ...........................................................................................................................
101
ITEM 8.
FINANCIAL INFORMATION .............................................................................................................................
102
8A.
Consolidated Statements And Other Financial Information.....................................................................................
102
8B.
Significant Changes ..................................................................................................................................................
102
ITEM 9.
THE OFFER AND LISTING .................................................................................................................................
103
9A.
Offer And Listing Details ........................................................................................................................................
103
9B.
Plan Of Distribution.................................................................................................................................................
103
9C.
Markets.....................................................................................................................................................................
104
9D.
Selling Shareholders ..................................................................................................................................................
104
9E.
Dilution ....................................................................................................................................................................
104
9F.
Expenses Of The Issue.............................................................................................................................................
104
ITEM 10.
ADDITIONAL INFORMATION..........................................................................................................................
105
10A.
Share Capital.............................................................................................................................................................
105
10B.
Memorandum And Articles Of Association ............................................................................................................
105
10C.
Material Contracts....................................................................................................................................................
107
10D.
Exchange Controls.....................................................................................................................................................
109
10E.
Taxation ....................................................................................................................................................................
111
10F.
Dividends And Paying Agents .................................................................................................................................
116
10G.
Statement By Experts ..............................................................................................................................................
116
10H.
Documents On Display............................................................................................................................................
116
10I.
Subsidiary Information ............................................................................................................................................
116
ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................
117
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ......................................................
118

TABLE OF CONTENTS
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ..............................................................
118
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS ..
118
ITEM 15.
CONTROLS AND PROCEDURES.................................................................................................................
118
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT ............................................................................................
120
ITEM 16B.
CODE OF ETHICS .......................................................................................................................................
120
ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES...................................................................................
120
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES ...................................
120
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS..................
120
PART III
ITEM 17.
FINANCIAL STATEMENTS .......................................................................................................................
121
ITEM 18.
FINANCIAL STATEMENTS .......................................................................................................................
F-pages
ITEM 19.
EXHIBITS ...................................................................................................................................................
122

Preparation of Financial Information
We are a South African company and currently all of our operations, as measured in production ounces, are located there.
Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as approved by the
International Accounting Standards Board (IASB) for the financial years ended 30 June 2006, 2007 and 2008. All references to
“Dollars” or “$” herein are to United States Dollars, references to “Rand” or “R” are to South African Rands, references to “A$” are to Australian Dollars, references to ”F$” are to Fiji Dollars, and references to “Kina” or “K” are to Papua New Guinean Kinas.
             Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into Dollars) were prepared and filed with the U.S. Securities and Exchange Commission (“SEC”) in accordance with generally accepted accounting principles in the
United States (“U.S. GAAP”). On December 21, 2007, the SEC adopted rules allowing foreign private issuers that file Annual
Reports on Form 20-F to file financial statements with the SEC in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these new rules, we changed our basis of presentation and included in this Annual Report our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. All financial information, except asotherwise noted, are stated in accordance with IFRS as issued by the IASB
              We present our financial information in Rand, which is our reporting currency. Solely for your convenience, this
Form 20-F contains translations of certain Rand amounts into Dollars at specified rates. These Rand amounts do not represent actual Dollar amounts, nor could they necessarily have been converted into Dollars at the rates indicated. Unless otherwise indicated, Rand amounts have been translated into Dollars at the rate of R9.84 per $1.00, which was the noon buying rate in New
York City on October 31, 2008.
In this Annual Report on Form 20-F, we present the financial items “cash costs per kilogram” and “total costs per kilogram” which have been determined using industry guidelines promulgated by the Gold Institute and are not IFRS financial measures. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, net profit/(loss) applicable to ordinary shareholders, profit/(loss) before tax and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per kilogram, total costs and total costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Terms and Explanations” and Item 5A.: “Operating and
Financial Review and Prospects – Cash costs and total costs per kilogram- Reconciliation of cash costs per kilogram, total costs and total costs per kilogram.”
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
Cash costs per kilogram...................  Cash costs are operating costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash costs per kilogram are calculated by dividing cash costs by kilograms of gold produced. Cash costs per kilogram have been calculated on a consistent basis for all periods presented. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
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
Total costs per kilogram...................  Total costs per kilogram represent the full amount of costs incurred and represents the difference between revenues from gold bullion and profits or losses before taxation. Total costs per kilogram are calculated by dividing total costs by kilograms of gold produced. Total costs per kilogram have been calculated on a consistent basis for all periods presented. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Tpm................................................... Tons per month.
Up-dip mining ..................................  A mining method in which the drilled and blasted ore gravitates into slushers or gullies leaving an open space. This is normally used in narrow stopes.
Waste rock........................................  Non-auriferous rock.
Yield .................................................  The amount of recovered gold from production generally expressed in ounces or grams per ton of ore.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL DATA
The following selected consolidated financial data as at June 30, 2008, 2007 and 2006 and for the years ended June 30,
2008, 2007 and 2006 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by
KPMG Inc. as at June 30, 2008, 2007 and 2006 and for the years ended June 30, 2008, 2007 and 2006. Prior to fiscal year ended June
30, 2008, our annual financial statements (translated into Dollars) were prepared and filed with the SEC in accordance with U.S.
GAAP. On December 21, 2007, the SEC, adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file with the SEC financial statements in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these new rules, we changed our basis of presentation and have included in this Annual Report our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data as at June 30, 2005 and 2004 and for the years ended June 30, 2005 and 2004 are derived from audited consolidated financial statements not appearing in this Annual
Report which have been prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5.: “Operating and Financial Review and Prospects” and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)
Year ended June 30,
2008
1
2008
2007
2
2006
2
2005
2
2004
2
$’000
R’000
R’000
R’000
R’000
R’000
Income Statement Data
Revenue ........................................................................  196,458
1,933,147
2,209,705
1,599,994
1,668,562
2,192,142
Operating loss before finance income and finance
expenses......................................................................
(1,542)
(15,175) (1,173,375)
(105,110)
(528,043)
(330,986)
Operating profit/(loss) before finance income and
finance expenses from continuing operations............
10,386
102,194
22,541
7,641
(129,585)
(146,262)
Net profit/(loss) applicable to ordinary
shareholders................................................................ 101,224
996,041
(924,466)
(110,089)
(544,792)
(716,430)
Net profit/(loss) from continuing operations
applicable to ordinary shareholders ...........................
13,065
128,558
(2,674)
(71,478)
(180,666)
(170,970)
Per Share Data
Basic profit/(loss) per share (cents)...............................
27
265
(271)
(35)
(211)
(331)
Basic profit/(loss) per share - continuing
operations (cents)........................................................
3
34
(1)
(23)
(61)
(73)
Diluted profit/(loss) per share (cents) ...........................
27
265
(271)
(35)
(211)
(331)
Diluted profit/(loss) per share - continuing
operations (cents)........................................................
3
34
(1)
(23)
(61)
(73)
Dividends per share (cents)...........................................
1
10
-
-
-
-
Number of shares issued as at June 30..........................
 376,571,588  376,571,588   370,341,981  320,035,078  296,206,048  233,307,667
Balance Sheet Data
Total assets ................................................................
229,928
2,262,495
1,947,163
3,010,074
1,499,432
1,803,178
Equity (Net assets)......................................................... 132,669
1,305,461
143,456
1,015,272
483,094
569,890
Ordinary share capital ................................................... 416,484
4,098,206
4,069,096
3,761,368
3,564,974
3,069,055
3B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
1
Translations into Dollars in this table are for convenience only and are computed at the noon buying rate in New York City at October 31,
2008 of R9.84 per $1.00. You should not view such translations as a representation that such amounts represent actual Dollar amounts.
2
  Comparatives have been restated for the reclassification of the Australasian operations as discontinued operations. The discontinued operations relate to the Porgera Joint Venture (disposed on August 17, 2007), Emperor (disposed on October 22, 2007), Netgold (disposed on March 13,
  2008) and Buffelsfontein Gold Mines Limited (liquidated on 22 March 2005).

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
•   Risks related to doing business in South Africa; and
•   Risks related to ownership in our ordinary shares or American Depositary Shares, or ADSs.
Risks related to our business and operations
Changes in the market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of our operations and the cash flows generated by those operations
As the majority of our production costs are in Rands, while gold is generally sold in Dollars, our financial condition has been and could be materially harmed in the future by an appreciation in the value of the Rand. Due to the marginal nature of our underground mines, any sustained decline in the market price of gold below the cost of production could result in the closure of our mines which would result in significant costs and expenditure, for example, incurring retrenchment costs earlier than expected, that would negatively and adversely affect our business, operating results and financial condition.
             We do not enter into forward contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements of the Rand. We sell our gold and trade our foreign currency at the spot price in the market on the date of trade. If the Dollar gold price should fall and the regional functional currencies should strengthen against the Dollar, resulting in revenue below our cost of production and remain at such levels for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our operations. In addition, we might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.
Exchange rates are influenced by global economic trends which are beyond our control. In fiscal 2008 and fiscal 2007 the
Rand depreciated against the Dollar by 1.3% and 12.3% respectively (based on average exchange rates at June 30 of each year). As at
June 30, 2008, even though the Rand depreciated against the Dollar during the fiscal year, it has appreciated by 40.7% since
December 2001 when it reached R13.44 = $1.00 (based on closing rates). At October 31, 2008 the Rand traded at R9.84 = $1, a 24%
weakening against the Dollar from June 30, 2008.
               A decrease in the Dollar gold price and a strengthening of the foreign exchange rate of the Rand could result in a decrease in our profitability. In fiscal 2008 and 2007, 96% and 70% of production respectively, was from our South African mines providing significant exposure to the strengthening of the Rand and a decrease in profitability. As a result of disposing of our Australasian operations, we are more exposed to the Rand/Dollar exchange rate as all our operations are now located in South Africa. If the Rand had to again appreciate in such a manner, our operations could once again experience a reduction in cash flow and profitability and this would negatively and adversely affect our business, operating results and financial condition.
Inflation may have a material adverse effect on our results of operations
South Africa has experienced high rates of inflation recently. Because we are unable to control the market price at which we sell the gold we produce, it is possible that significantly higher future inflation in South Africa may result in an increase in our future operational costs in Rand, without a concurrent devaluation of the operational costs in Rand against the Dollar or an increase in the Dollar price of gold. This could have a material adverse effect upon our results of operations and our financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines
We have a history of losses and may incur losses in the future.
We achieved net profits of R1.2 billion for fiscal 2008, however, in fiscal 2007 and 2006, we incurred losses of R1.2 billion and R114.5 million respectively. Since fiscal 2007 we have disposed of our loss making Australasian Operations and refocused on our profitable South African Operations: however we may incur losses in the future again. Our profits and cash flows of our operations are directly exposed to the strength of the Rand and higher input costs as we generally do not hedge. Our underground mines are also regarded as older, higher cost and lower-grade gold producers. In addition our ability to identify Ore Reserves that have reasonable prospects for economic extraction and to maintain sufficient controls on production and other costs will have a material influence on the future viability of our mines.

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
The failure to discover or acquire new Ore Reserves could negatively affect our cash flow, results of operations and financial condition.
Our future cash flow, results of operations and financial condition are directly related to the success of our exploration and acquisition efforts in the regions in which we operate and any new regions that we identify for future growth opportunities.
Our Ore Reserves for fiscal 2008 decreased by 7%, primarily due to the disposal of our interest in Emperor Mines Limited, or
Emperor. In fiscal 2007, our Ore Reserves decreased by 35% primarily as a consequence of the closure and subsequent disposal of the Vatukoula mine and our interest in the Porgera Joint Venture. In fiscal 2006, our ore reserves increased with the acquisition of
Crown Gold Recoveries (Pty) Limited, or Crown, ERPM and Emperor. Mining higher grade reserves in our underground mines is likely to be more difficult in the future, due to the age of these mines and safety concerns and could result in increased production costs and reduced profitability. We can make no assurances that any new or ongoing exploration programs will result in new mineral producing operations that will sustain or increase our Ore Reserves. A failure to discover or acquire new Ore Reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results of operations and financial condition.
To the extent that we seek to expand and grow through acquisitions we may experience difficulty in managing these acquisitions and integrating them with our existing operations.
Our objective is to grow our business by improving efficiency at our existing operations as well as through acquisitions.
From time to time we consider the acquisition of mining assets including ore reserves, development properties, operating mines or mining companies. Our expansion through acquisitions of new gold mining operations involves a number of risks including:
•     maintaining our financial and strategic focus while integrating the acquired business;
•     implementing uniform standards, controls, procedures and policies at the acquired business;
•     assimilating the operations of an acquired business in a timely and efficient manner;
•     unifying our periodic and year-end financial audit processes
•     increasing pressures on existing management to oversee an expanding company;
•     to the extent that we make an acquisition outside of markets in which we have previously operated, conducting and managing operations in a new operating environment;
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
Any problems experienced in achieving successful integration or in connection with an acquisition as a result of one or more of these factors could have an adverse effect on our business, operating results and financial condition.

We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness.
We have evaluated our internal controls surrounding the financial reporting process for the current fiscal period so that management can attest to the effectiveness of these controls, as required by Section 404 of the United States Sarbanes-Oxley Act of
2002. We identified two material weaknesses within our internal controls surrounding the financial reporting process and as a result, have started implementing the appropriate remediation steps to address these deficiencies. We may also identify other conditions that could result in significant deficiencies or material weaknesses in the future. As a result, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls for a detailed discussion of controls and procedures see Item 15.: “Controls and Procedures.”
Increased production costs could have an adverse effect
on our results of operations.
Our historical production costs have varied significantly and we may not be able to accurately predict and adequately provide for an increase in our production costs. Production costs are affected by, amongst other things:
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
•     gold theft;
•     environmental factors; and
•     pollution.
The majority of our production costs consist of labor, steel, electricity, water, fuels, lubricants and other oil and petroleum based products. The production costs incurred at our operations have, and could in the future, increase at rates in excess of our annual expected inflationary increase and result in the restructuring of these operations at substantial cost. The majority of our South African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. In 2007, we entered into two year wage agreements with the National Union of Mine Workers, or NUM for our mines at Blyvoor, Crown and ERPM. At
Blyvoor, a two-year agreement (effective from July 1, 2007) with NUM, United Association of South Africa or UASA and Solidarity
was signed on October 31, 2007. This agreement resulted in effective wage increases of 9.5% for fiscal 2008 and will include a 7.5%
increase for fiscal 2009. Similarly, two new wage agreements (effective from October 1, 2007) have been signed for Crown and
ERPM. These agreements provide for effective wage increases of 9.6% and 9.3% for Crown in fiscal 2008 and fiscal 2009, respectively and in effective wage increases of 14.2% and 10.8% for ERPM in fiscal 2008 and fiscal 2009, respectively. In the past, we have been impacted by price increases imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. These, combined with the increases in labor costs, could result in our costs of production increasing above the gold price received. Discussions with suppliers to moderate price increases have been unsuccessful in the past.
The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2008 as a result of the general increase in the cost of crude oil in global markets. During fiscal 2007, the average brent crude oil price was approximately
$55 per barrel and in fiscal 2008, the average brent crude oil price was approximately $96 per barrel. In the event that the increase in crude oil prices continues, this could have a significant impact on our production costs.
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
We have made, and expect to make in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate Group Rehabilitation, Reclamation and Closure cost provision at R381.3 million included on our balance sheet as at June 30, 2008. However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond our control, such as changing legislation or unidentified rehabilitation costs. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.

Seismicity and other natural disasters could impact the going concern of our operations.
              We run the inherent risk that seismic activity and/or other natural disasters could cripple our operations and affect their ability to continue production. Seismic activity has had, and may continue to have, a harmful effect on our business, operating results and financial condition. For example, on March 9, 2005, the North West Operations suffered the effects of an earthquake of 5.3 on the Richter scale. As a consequence of the extensive damage caused by the earthquake, the No. 5 Shaft of the North West Operations was closed. In addition there was continuing seismic activity in the area and on March 16, 2005, we closed the No. 2 Shaft because of concerns for the safety of employees.
Flooding at our operations may cause us to incur liabilities for environmental damage.
Flooding of underground mining areas is an inherent risk at our underground operations. If the rate of rise of water is not controlled, water from underground mining areas could potentially rise to the surface or decant into surrounding underground mining areas or natural underground water sources. Due to the withdrawal of government pumping subsidies at Durban Deep and West Wits, we have ceased active pumping of underground water at these mines. Progressive flooding where these operations are located could eventually cause the discharge of polluted water to the surface and to local water sources.
              Estimates of the probable rate of rise of water in those mines are contradictory and lack scientific support, however, should underground water levels not reach a natural subterranean equilibrium, and in the event that underground water rises to the surface, we may face claims relating to environmental damage as a result of pollution of ground water, streams and wetlands. These claims may have a material adverse effect on our business, operating results and financial condition.
             We have ageing assets, which exposes us to greater risk of our infrastructure failing, higher maintenance costs and potentially greater health, safety and environmental liabilities.
              Our assets are made up predominantly of mature assets, which we acquired after they had reached the end of the planned production cycle under their previous owners, and our strategy has been to revive these assets through specialist planning and mining techniques. The ageing infrastructure and installations typical of these operations require constant maintenance and continuing capital expenditure. This materially increases our operational costs. In addition, the technology applied in many of our installations was not regularly updated and accordingly has become obsolete compared to the technology used in more modern mines. As a result the risk of technology failure is high, and the maintenance of these installations, costly.
              Due to the nature of the business and because our marginal mines predominantly are comprised of aged infrastructures, we inherently run the risk of exposure to greater health, safety and environmental liabilities which we closely monitor but are unable to fully mitigate.
              Limited tailings dam capacity at Crown exposes us to greater risk of financial loss due to lower production and health, safety and environmental liabilities.
                Our ageing tailings facilities at Crown are exposed to numerous risks and events, the occurrence of which may result in the failure or breach of such a facility. These may include sabotage, failure to adhere to the codes of practice and natural disasters such as excessive rainfall and seismicity. In the event that we are limited on how much treated ore, sand or slime we can deposit at Crown’s deposition sites, we could be forced to stop or limit operations, the dams could overflow and the health and safety of our employees and communities living around these dams could be jeopardized. In the event that this occurs, our Crown operations will be adversely affected and this in turn could have a material adverse effect on our business, operating result and financial condition.
Due to the nature of our business, our Company faces extensive health and safety risks.
              Regrettably four people died in work-related incidents during fiscal 2008, compared to eight fatalities in fiscal 2007. Two of these fatalities were largely attributable to seismicity-related rockfalls, one was the result of a truck and tramming incident and the fourth occurred when a concrete silo collapsed in the wrong direction as it was being demolished. Subsequent to June 30, 2008 and up to October 31, 2008 five people died in work related incidents. Two of these fatalities were attributable to seismicity-related rockfalls, two fatalities were as a result of asphyxiation in a shaft conveyance and one employee was found dead underground after having been reported missing. According to section 54 of the Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. While seismic monitoring continues to be an invaluable tool in the management of seismicity, there is still risk of seismic induced fatalities occurring which we may not be able to prevent. These incidents could lead to mine operations being halted and that will increase our unit costs due to loss of production. This could have amaterial adverse effect on our business, operating results and financial condition.

Events may occur for which we are not insured which could affect our cash flows and profitability.
              Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. We have insured property, including loss of profits due to business interruption in the amount of R9.0 billion. Claims for each and every event are limited by the insurers to R1.0 billion. Business interruption is only covered from the time the loss actually occurs and is subject to time and amount deductibles that vary between categories. General liability, fidelity, directors and officers, and other insurance cover is also in place.
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
             The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including our Chief Executive Officer and our Chief Financial Officer. In addition, we compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to operate the business. The current environment of increased mining activity worldwide combined with the global shortage of key mining industry human resource skills exacerbates this challenge. Furthermore, attacks on foreign Africans by South Africans make it more difficult to attract and retain skilled employees. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain “key man” life insurance policies on any members of our executive team. The loss of any of our key personnel could prevent us from executing our business plans, which may result in decreased production, increased costs and decreased profitability.
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
•     interest rates;
•     gold hedging and de-hedging by gold producers; and
•     actual or expected gold sales by central banks and the
International Monetary Fund.
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

          In addition, deep level underground mines in South Africa, as compared to other gold mining countries, involve significant risks and hazards not associated with open pit or surface rock dump and tailings dam retreatment operations. These risks and hazards include underground fires, encountering unexpected geological formations, unanticipated ground and water conditions, fall-of-ground accidents and seismic activity. The level of seismic activity in a deep level gold mine varies based on the rock formation and geological structures in the mine. The occurrence of any of these hazards could delay production, increase production costs and may result in significant legal claims.
Risks related to doing business in South Africa
Political or economic instability in South Africa may reduce our production and profitability.
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
              Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In the late 1980s and early 1990s, inflation in South Africa reached highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. The inflation rate in South Africa still remains relatively high, as of
June 2008, the Consumer Price Inflation Index, or CPIX, stood at 11.6%, up from 6.4% in June 2007. The increase in inflation continued as it reached a recent high in September 2008 of 13.6%. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the Rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.
             The situation in Zimbabwe continues to destabilize southern Africa. The most obvious manifestation of this was the spate of xenophobic attacks on foreign Africans by South Africans that occurred during the fourth quarter of fiscal 2008. ERPM was directly affected by this violence in that two employees died during this period and attendance was down at the operation for several days.
Although these attacks appear to be contained for the time being, the challenge for the South African Government remains to improve the judicious immigration policy in the long run.
             Additionally, the political situation in South Africa remains uncertain resulting from the deep divide in the population in terms of support for the President of the African National Congress (ANC), Jacob Zuma. Thabo Mbeki lost his presidency of the
ANC on December 18, 2007 when the ANC chose Jacob Zuma as the new president of the ANC. Mbeki formally announced his resignation as President of South Africa with effect from September 25, 2008 at which time Deputy President of the ANC, Kgalema
Motlanthe, took over. As our next political elections are set to take place in 2009, this continued political uncertainty could negatively affect our business and our profitability.
Power stoppages or increases in the cost of power could negatively affect our results and financial condition.
              Our mining operations are dependent on electrical power supplied by Eskom, South Africa’s state owned utility company.
As a result of a substantial increase in demand and insufficient generating capacity, Eskom has warned that the country could face disruptions in electrical power supply. The available generating capacity of electricity was constrained mainly as a result of unplanned maintenance at some of Eskom’s power stations, insufficient supply of coal to the coal fired plants and skills shortages. On
January 25, 2008, Eskom announced that they could no longer guarantee the supply of electricity to the South African mining industry. Eskom subsequently cut off power supply to the mining industry for five days and a number of power outages followed over several months thereafter. Eskom did manage to contain electricity stoppages but the fact remains that the country’s current reserve capacity is insufficient and the risk of electricity stoppages is expected to continue through 2013. Apart from the five-day closure, our production has not been affected, however further power supply stoppages or power cost increases could have an adverse effect on our operating results and financial condition.
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

The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect the results of our operations and our financial condition.
The primary area of focus in respect of occupational health within our operations is noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). We provide occupational health services to our employees at our occupational health centers and continue to improve preventive occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on the results of our operations and our financial condition.
Furthermore, the South African Government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA) that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act (COIDA) that provides for compensation to non-miners who have OLD. If the outlined combination of ODMWA and COIDA were to occur, the level of compensation claims we could be subject to could increase and consequently have an adverse effect on our financial condition
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
The Mineral and Petroleum Resources Development Act, 2002
On May 1, 2004, the new Minerals and Petroleum Resources Development Act, or the MPRD Act, was enacted, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the “old order rights,” are to be converted to “new order rights,” essentially the right to mine. The MPRD Act allows the existing holders of mineral rights a period of five years to apply for the conversion of used old order rights, and one year for the conversion of unused old order rights. Once these periods have lapsed, the holders may have to compete to acquire the right to mine minerals previously held under old order rights. We have submitted the respective applications in order to comply with the requirements of the Mining
Charter as described below. To the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the State, and if enforceable the level of compensation we will receive, if any. Factors that are taken into account are market value, as well as the history of acquisition of these rights.
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
              The implementation of the MPRD Act will result in significant adjustments to our property ownership structure. We have lodged applications to convert all of our older rights, however, to the extent that we are unable to convert some of our old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, the operations of the MPRD Act may result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations.

Taxation reform and mining royalties
              The South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold taxation formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of the mine. This results in an additional tax benefit not afforded to other commercial companies. In addition, the South African Government initially indicated that it was looking at a revenue based royalty for mining companies, as outlined in the draft Mineral and Petroleum Royalty Bill, 2003, or Royalty Bill,
which was released in March 2003 for comment. Two more drafts of the Royalty Bill were subsequently released on October 11,
2006 and December 6, 2007 after going through several revisions. The Royalty Bill was promulgated by government on
August 14, 2008 The most significant feature of the Royalty Bill is that the royalty is to be determined in accordance with a formula based system and no longer to be a predetermined specific rate for the different types of minerals. The royalty will be deductible for normal income tax purposes. Payment of royalties will commence on May 1, 2009 but only on new and converted mining rights. As at October 31, 2008, none of our old order mining rights had been converted to new order mining rights. The introduction of similar revenue based royalties or any future tax reforms would have an adverse effect on the business, operatingresults and financial condition of our operations.
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
             Labor costs constitute 41% of our production costs for fiscal 2008, 39% for fiscal 2007 and 35% for fiscal 2006. As of
June 30, 2008, we employ and contract 7,627 people, of whom, approximately 70% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions.
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
financial condition.

Labor unrest and xenophobia could affect production.
              We may experience labor unrest at our operations. In particular, during October and November 2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. Furthermore, during fiscal 2008, South Africa fell victim to a slue of xenophobic attacks when a series of riots started in the township of Alexandria. This violence of locals attacking migrants from other African countries had a direct impact on our operations at ERPM. Three employees died and attendance was down at the operation for several days. Although these attacks have been contained, the challenge for the South African Government is to come up with a long-term and judicious immigration policy.
A repeat of such events could have an adverse effect on our business, operating results and financial condition.
The global economic crisis could have an adverse effect on our results.
              2008 has marked a global economic crisis. Some of the indicators of this include high oil prices, global inflation, a credit crisis that has led to the bankruptcy of large investment and commercial banks in various nations around the world, increased unemployment and the possibility of global recession. In the long-term, all of these indicators could have an adverse effect on our operating results.
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
In July 2006, we delisted from the Australian Stock Exchange and currently our primary listing for our ordinary shares is only the JSE. The principal trading market for our ADSs is the Nasdaq Capital Market, or Nasdaq. On a historical basis, the trading volumes and liquidity of shares listed on the JSE have been low in comparison with the Nasdaq. For the 12 months ended
June 30, 2008, only 31% of the ordinary shares publicly traded were traded on the JSE. The limited liquidity of the ordinary shares traded on the JSE could limit your ability to sell a substantial number of ordinary shares on the JSE in a timely manner, especially by means of a large block trade.
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
our rights as a shareholder are governed by South African law, which differs in material respects from the rights of shareholders under the laws of other jurisdictions.
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
As a result of our listings on the Nasdaq Capital Market and JSE, we are required to comply with new and changing reporting requirements that have over recent years emphasized an increase in the transparency of public disclosure. The associated regulatory standards set forth by the exchanges’ governing bodies may change over time and may be subject to interpretation. As a result we may not execute the application of these standards properly and will congruently experience an increase in the cost of our compliance efforts. For example, management’s required assessment of our internal controls over the financial reporting process stipulated by Section 404 of the Sarbanes-Oxley Act of 2002 commands the need for resources from management in addition to our external auditors who are required to attest to our internal control over financial reporting. Maintaining high standards of corporate governance and public disclosure is highly prioritized in our organization and with our continued efforts to comply with these laws currently effective and any future legislative introductions or changes, we will continue to incur the related costs.
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

ITEM 4. INFORMATION ON THE COMPANY
4A. HISTORY AND DEVELOPMENT OF THE COMPANY
Introduction
              DRDGOLD Limited is a South African gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. We have a 74% interest in DRDGOLD South African Operations (Pty) Limited, or
DRDGOLD SA. Of the remaining 26%, 20% is held by our Black Economic Empowerment, or BEE, partner Khumo Gold SPV
(Pty) Limited, or Khumo Gold and 6% is held by an employee trust. DRDGOLD SA wholly owns and operates Blyvooruitzicht Gold
Mining Company Limited, or Blyvoor, East Rand Proprietary Mines Limited, or ERPM, and Crown Gold Recoveries (Pty) Limited,
or Crown. DRDGOLD SA is also in a 50:50 joint venture known as Ergo Mining (Pty) Limited, or the Ergo Joint Venture, with
Mintails SA (Pty) Limited a subsidiary of Mintails Limited of Australia. Phase 1 of the Ergo Joint Venture, was subsequently established under the Elsburg Gold Mining Joint Venture, or the Elsburg Joint Venture.
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
              To ensure access to global markets our shares and/or related instruments trade on the JSE, Nasdaq, the Marche Libre on the
Paris Bourse, the Brussels Bourse in the form of International Depository Receipts, the Over The Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange.
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
•      Crown acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares, also located within the
Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations.
•      ERPM which consists of an underground mine and the Cason Dump surface retreatment operation was acquired on
October 10, 2002, by Crown.
•      Ergo Joint Venture is expected to explore, evaluate and process up to 1.7 billion tones of gold-, uranium- and sulphur-
bearing tailings on the East and Central Rand goldfields of South Africa.
Australasian Operations
•     Tolukuma (various stakes acquired between September 1999 to June 2001, in exchange for a total of 8,125,082 shares and
$3.3 million in cash), an underground mine in PNG, provided an initial base in the Australasian region and led to the acquisition of a 20% interest in the unincorporated Porgera Joint Venture.
•      Porgera, an open pit and underground mining operation in PNG, was acquired in October 2003 in exchange for 6,643,902 of our ordinary shares and $60.3 million in cash.
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007, we
sold our entire shareholding in Emperor to various institutional investors.

Important Events in Our Development Generally and in the Current Year
Top Star Dump
On August 28, 2006, we concluded an agreement with Anglo Gold Ashanti Limited, or Anglo Gold Ashanti, to purchase the remaining extent of Erf 1 Park Central Township, better known as “The Top Star Dump”, in central Johannesburg for an amount of
R8.0 million. In addition, a further R28.4 million was spent on the infrastructure required to process the dump. The Top Star Dump has been evaluated geostatistically by us and reviewed independently by Coffey Mining (an exploration, mining and resource consulting firm) and has a probable reserve of 5.2 Mt, at a grade of 0.775 g/t.
             On August 30, 2006, the Provincial Heritage Resources Authority of Gauteng, or PHRAG, published a notice in the
Gauteng Provincial Gazette in terms of which the dump was provisionally protected for a period of two years. We lodged an appeal against the decision to issue the protection order, and on October 30, 2007 the PHRAG withdrew the protection order.
              On August 21, 2008 a Mining Right was granted for gold recovery over the Top Star Dump, in favor of Crown by the
Department of Minerals and Energy with effect from August 21, 2008. The mining right for the Top Star Dump has been granted until August 20, 2013.
Ergo and Elsburg Joint Ventures
On June 7, 2007, we and Mintails announced the formation of the Ergo Joint Venture between Mintails SA and DRDGOLD
SA. Following discussions initiated in the first quarter of 2007, the Ergo Joint Venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA contributed one fully refurbished carbon-in-leach, or CIL, circuit at the Brakpan plant and DRDGOLD SA contributed the Elsburg tailings complex, comprising approximately 180 Mt of tailings. This part of the project, previously referred to as Phase 1 of the Ergo Joint Venture, was subsequently established under the Elsburg Gold
Mining Joint Venture, or Elsburg Joint Venture. Mintails SA and DRDGOLD SA, through their subsidiaries, initially owned 50% of the Elsburg Joint Venture and the Ergo Joint Venture.
On August 6, 2007, the parties to the Ergo Joint Venture entered into a sale of assets agreement with Anglo Gold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of Ergo for a consideration of R42.8 million. These assets will be operated by the Ergo Joint Venture for its own account, under the Anglo Gold Ashanti authorizations, until new order mining rights have been obtained. These assets, comprising servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material, provide a platform to consolidate these tailings assets with the Elsburg tailings.
On November 26, 2007, we announced that DRDGOLD SA signed a binding term sheet with Mintails SA, which provided for significant expansion of the joint venture through:
•      the planned refurbishment of all infrastructure at the Brakpan plant, to increase capacity from one CIL gold recovery circuit to a plant capable of processing tailings for the recovery of gold, uranium and sulphuric acid; and
•      substantially increasing available tailings material from 180 Mt to up to 1,700 Mt, by securing rights over tailings dumps and slimes dams in the region.
Additional agreements were concluded on November 14, 2007 for:
•      the acquisition by the Ergo Joint Venture of additional tailings properties and the Withok deposition complex from Anglo
Gold Ashanti for a payment of R45.0 million and assumption of rehabilitation obligations; and
•      the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some
105 Mt, from Pamodzi Gold Limited. The Grootvlei properties form part of the Mintails SA contribution to the expanded
Ergo Joint Venture.
               The acquisition of the Withok deposition site provides the expanded Ergo Joint Venture with considerable additional deposition capacity commensurate with the substantial increases in capacity for tailings material and processing. The expanded Ergo
Joint Venture is conducting a feasibility study, which is expected to be completed in the final quarter of calendar 2009, to refurbish and reopen the full Brakpan plant, which historically produced gold, uranium and sulphuric acid.
               Phase 1 of the expanded Ergo Joint Venture involves the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15Mt of tailings a year, for the recovery of some 75,000 ounces of gold a year. Phase 2, for which we are currently completing a feasibility study, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants. The expanded Ergo Joint Venture is managed by Crown, which has treated more than 200Mt of sand and slime and produced approximately 2.8 million ounces of gold through its plants.

            On September 29, 2008, DRDGOLD SA acquired a further 15% interest in the Elsburg Joint Venture from Mintails SA resulting in DRDGOLD SA, which holds its interest through its subsidiary, ERPM, holding a 65% interest and Mintails SA a 35%
interest in the joint venture. In addition, Mintails has granted DRDGOLD SA a conditional option, or the Elsburg option, to acquire a further 11.4% interest in the Elsburg Joint Venture. The 50:50 interests of DRDGOLD SA and Mintails in the Ergo Joint
Venture were not affected by the acquisition and remained unchanged. The purchase consideration in respect of the acquisition was R100 million, which is to be re-invested by Mintails in the Elsburg Joint Venture and the Ergo Joint Venture. The effective date of the acquisition will be the date upon which it becomes unconditional. The option is exercisable between January 1, 2009 and January 15, 2009 at an exercise price of R75.9 million.
In terms of a binding heads of agreement dated December 8, 2008, DRDGOLD has agreed to acquire:
•      the remaining 35% interest (or 23.6% if the Elsburg option is exercised prior to implementation of the acquisition) held by Mintails, through its subsidiary Mogale Gold (Pty) Limited, in the Elsburg Joint Venture; and
•      all of the shareholder’s loans from the Mintails group to the Elsburg Joint Venture
The implementation of the acquisition will result in the DRDGOLD group holding 100% of the Elsburg Joint Venture. The 50:50 interests of DRDGOLD SA and Mintails in the Ergo Joint Venture are not affected by the acquisition. The purchase consideration in respect of the acquisition is R177.0 million, which is to be settled in cash. In the event that the Elsburg option is exercised prior to the implementation of the acquisition, the parties have agreed that the purchase price will be reduced by approximately
R23.8 million in recognition of amounts that will have been paid by the DRDGOLD group on exercise of the Elsburg option. The effective date of the acquisition is December 8, 2008, although the risk and title in respect of the acquisition only passes to the
DRDGOLD group on completion of the acquisition.
Emperor
           On July 27, 2007, DRDGOLD shareholders at a general meeting approved the disposal by Emperor of its 20% interest in the Porgera Joint Venture to a subsidiary of Barrick for a purchase consideration of $250.0 million and the grant of an option to
Barrick or its nominee to subscribe for 153,325,943 shares in Emperor. Emperor shareholders also approved the disposal and a capital distribution of A$0.05 per Emperor share to Emperor shareholders by way of a capital return out of the surplus cash realized from the disposal, at a general meeting held on July 30, 2007. The sale transaction was completed on August 17, 2007, for a final cash consideration of R1.9 billion ($255.0 million), which included interest, and subsequently Emperor retired all its debt facilities. The capital distribution was completed on September 3, 2007.
            On October 22, 2007, we sold our entire interest in Emperor for R355.8 million (A$55.9 million) to 26 institutional investors with each acquiring between 0.4% and 21.6% of the shares.
ERPM
             On October 6, 2008 we ceased pumping at ERPM’s South West Vertical Shaft for safety reasons following the death of two employees underground. Post mortems suggest that the two men, who had been conducting routine water level measurements, died of asphyxiation. The South West Vertical Shaft has been used only for water pumping purposes for several years.
             The Department of Minerals and Energy issued a Section 54 notice under the Mine Health and Safety Act, subjecting access into the area to certain restrictions and conditions relating to ventilation. On October 23, 2008, drilling and blasting operations were suspended after the cessation of pumping of underground water at South West Vertical shaft on October 6, 2008 for safety reasons.
Although the Far East Vertical shaft where production is taking place is sealed off from water ingress from the South West Vertical shaft, the pumps at Far East Vertical shaft will no longer be able to cope with rising water, which includes the water resulting from the ice sent underground every day to cool down the underground working places. Without being able to continue to supply ice underground for this purpose, the underground temperature will become unacceptably high and it will not be safe for employees to continue work underground at the Far East Vertical shaft.
               On November 19, 2008 we announced our intention to place on care and maintenance the underground operations of the
ERPM, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine’s 1,700 employees.

Other
              We concluded an agreement with M5 Developments (Pty) Limited, or M5, on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million, was granted an option to acquire Durban Deep’s mine village for R15.0 million. On the exercise of the option, the option fee would be deemed part payment of the purchase consideration.
              On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of thetransfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-
emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be first offered to be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases
Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an appearance to defend. A trial date was allocated by the High Court of South Africa for April 25,
2008 but was postponed. A new date has not yet been set.
              On September 17, 2008, our wholly-owned subsidiary, DRD (Offshore) Limited, sold all of its shares in G.M. Network
Limited, or GoldMoney, to other GoldMoney shareholders. The cash consideration in respect of the disposal amounted to
R23.8 million ($2.9 million). GoldMoney is a company that holds the rights, patents and other intellectual property of
GoldMoney.com, which is a product specializing in digital gold currency. We previously held a 50.25% shareholding in Net-Gold
Services Limited, which was converted on March 10, 2008 into a 12.3% shareholding in GoldMoney,
For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item 4D.:
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
Mining
Our operations comprise relatively mature assets and the principal mining method used is the extraction of previously abandoned Ore Reserves, which require a high degree of opening up of these previously abandoned Ore Reserves.
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
The gold market was strong but exceptionally volatile in fiscal 2008, reaching an all-time high of $1,030 per ounce. The average spot price was 31% higher than in the previous fiscal year, at $821 per ounce. Amid continuing global economic uncertainty, investors turned once more to gold (notably to safe-haven products such as Exchange Traded Funds) and this, together with more de-
hedging activity and a slowdown in new mine supply, particularly from South Africa, saw demand exceed supply. The average gold price received by us for the year was R193,373 per kilogram which was 30% higher than the previous year at R148,912 per kilogram.
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
Our total revenue by geographic market was as follows:
Year ended June 30,
2008
2007
2006
R’000
R’000
R’000
South Africa......................................................................................................................... 1,843,912 1,534,777 970,605
Australasia ........................................................................................................................... 89,235 674,928 629,389
1,933,147 2,209,705 1,599,994

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
RRL then sells the gold on the same day as delivery, for the London afternoon fixed Dollar price, with the proceeds remitted to us in
Rand within two days. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. We currently own 4.1% (Fiscal 2007: 4.1%) of RRL (which is jointly owned by South African mining companies).
Mr. D.J. Pretorius, our Chief Executive Officer Designate, is a director of RRL.
Ore Reserves
The tables below set out the Proven and Probable Ore Reserves that are the Group’s Ore Reserves as of June 30, 2008, and 2007, in both imperial and metric units. Our Ore Reserves are comprised of our attributable Ore Reserves.
Ore Reserve estimates in this Annual Report are reported in accordance with the requirements of the SEC’s Industry
Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life of mine business plans within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See Item 4D:
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
•      The potential ore, which is legally allowed to be mined, is also confined by the mine's lease boundaries; and
•      A full life of mine business plan (physical 5 year plan) is constructed to mine the ore from existing infrastructure.
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

Our Ore Reserves are prepared using three year average gold prices at the time of reserve determination. In light of the significant increase in gold prices, since fiscal 2006 the Company prepares its life of mine business plans using the prevailing gold price at the time of the reserve determination, which is at the end of the fiscal year. In fiscal years 2007 and 2006, the Company presented Ore Reserves based upon the prevailing gold price at fiscal year end to determine Ore Reserves, instead of a three year average price.
Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.
2008
2007
Three-year average Business Plan Three-year average Business Plan
Reserve gold price –$/oz 664 853 553 660
Reserve gold price –R/kg 150,622 208,287 115,314 154,437
Exchange rate –R/$ 7.06 7.59 6.49 7.28
In fiscal 2008, our attributable Ore Reserves decreased by 7% from 4.8 million ounces at June 30, 2007, to 4.5 million ounces at June 30, 2008, primarily as a consequence of depletion and the discontinued operations in Australasia.
Based on the life of mine business plans, the life of mine for each of our operations at June 30, 2008, were as follows:
Underground
Surface
Mine
2008
2007
2008
2007
South Africa
Blyvoor
1
..................................................... 20 years 20 years 9 years 5 years
Crown
1
....................................................... N/A N/A 9 years 7 years
ERPM
1
...................................................... 8 years 7 years 7 years 7 years
Ergo Joint Venture
2
.................................... N/A N/A 2 years N/A
Australasia
Tolukuma
3
.................................................. N/A 2 years N/A N/A
Our Ore Reserves as of June 30, 2008 and 2007 are set forth in the table below.
1
We have a 74% interest in DRDGOLD SA which in turn has a 100% interest in Blyvoor, Crown and ERPM.
2
We have a 37% attributable interest in the Ergo Joint Venture.
3
On October 22, 2007, we sold our entire shareholding in Emperor.

Ore Reserves: Imperial
At June 30, 2008
At June 30, 2007
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tons
Grade
Gold
Content
Tons        Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
(mill)
(oz/ton)
('000 ozs)    (mill)     (oz/ton)    ('000 ozs)      (mill)   (oz/ton)     ('000 ozs)
(mill)
(oz/ton)     ('000 ozs)
South African Operations:
Blyvoor
1
Underground ....................................................
11.36
0.21
2,439
3.04
0.22
665
13.40
0.20
2,744
4.40
0.20
899
Surface .............................................................
10.70
0.02
228
-
-
-
14.19
0.02
243
-
-
-
Total Blyvoor .................................................
22.06
0.12
2,667
3.04
0.22
665
27.59
0.11
2,987
4.40
0.20
899
ERPM
1
Underground ....................................................
0.22
129
2.24
0.20
453
0.51
0.29
147
0.58
0.23
135
Surface .............................................................
10.19
0.02
185
-
-
-
10.74
0.02
200
-
-
-
Total ERPM......................................................
10.77
0.03
314
2.24
0.20
453
11.25
0.03
347
0.58
0.23
135
Crown
1
Surface ..............................................................
9.22
0.01
123     15.98
0.01
227
11.25
0.02
205
8.91
0.02
166
Total Crown.....................................................
0.01
123     15.98
0.01
227
11.25
0.02
205
8.91
0.02
166
Ergo Joint Venture
2
Surface ..............................................................
5.83
0.01
61
-
-
-
-
-
-
-
-
-
Total Ergo Joint Venture
................................
5.83
0.01
61
-
-
-
-
-
-
-
-
-
Australasian Operations:
Tolukuma
3
Underground ......................................................
-
-
-
-
-
-
-
-
-
0.18
0.60
108
Surface ...............................................................
-
-
-
-
-
-
-
-
-
-
-
-
Total Tolukuma.................................................
-
-
-
-
-
-
-
-
0.18
0.60
108
Total Group
Underground ......................................................
11.94
0.22
2,568
5.28
0.21
1,118
13.91
0.21
2,891
5.16
0.22
1,142
Surface ...............................................................
35.94
0.02
597     15.98
0.01
227
36.18
0.02
648
8.91
0.02
166
Total
4
..............................................................
47.88
0.07
3,165    21.26
0.06
1,345
50.09
0.07
3,539
14.07
0.09
1,308
1
Proven and Probable Ore reserves for fiscal 2008 reflect our attributable 74% interest in Blyvoor, ERPM and Crown.
2
Proven and Probable Ore reserves for fiscal 2008 reflect our attributable 37% interest in the Ergo Joint Venture.
3
Proven and Probable Ore reserves for fiscal 2007 reflect our attributable 79% interest in Tolukuma. On October 22, 2007, we sold our entire shareholding in Emperor.
4
The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

Ore Reserves: Metric
At June 30, 2008
At June 30, 2007
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content  Tonnes
Grade
Gold
Content
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tones)
(mill)
(g/tonne)   (tonnes)
(mill)
(g/tonne)   (tonnes)
South African Operations:
Blyvoor
1
Underground .....................................................     10.30
7.36
75.87
2.76
7.51
20.70
12.16
7.02
85.35
3.99
7.01
27.97
Surface ..............................................................
9.71
0.73
7.08
-
-
-
12.87
0.59
7.56
-
-
-
Total Blyvoor.................................................    20.01
4.15
82.95
2.76
7.51
20.70
25.03
3.71
92.91
3.99
7.01
27.97
ERPM
1
Underground ......................................................
0.53
7.61
4.02
2.03
6.93
14.08
0.46
9.97
4.56
0.52
8.03
4.20
Surface ................................................................
9.24
0.62
5.76
-
-
-
9.74
0.64
6.23
-
-
-
Total ERPM.......................................................     9.77
1.00
9.78
2.03
6.93
14.08
10.20
1.06
10.79
0.52
8.03
4.20
Crown
1
Surface ................................................................
8.37
0.46
3.81
14.49
0.49
7.07
10.21
0.63
6.39
8.08
0.64
5.18
Total Crown......................................................     8.37
0.46
3.81
14.49
0.49
7.07
10.21
0.63
6.39
8.08
0.64
5.18
Ergo Joint Venture
2
Surface ...............................................................
5.29
0.36
1.91
-
-
-
-
-
-
-
-
-
Total Ergo Joint Venture
................................
5.29
0.36
1.91
-
-
-
-
-
-
-
-
-
Australasian Operations:
Tolukuma
3
Underground .....................................................
-
-
-
-
-
-
-
-
-
0.16
20.58
3.35
Surface ..............................................................
-
-
-
-
-
-
-
-
-
-
-
-
Total Tolukuma...............................................
-
-
-
-
-
-
-
-
-
0.16
20.58
3.35
Total Group
Underground ......................................................   10.83
7.38
79.89
4.79
7.27
34.78
12.62
7.13
89.91
4.67
7.60
35.52
Surface ...............................................................    32.61
0.57
18.56
14.49
0.49
7.07
32.82
0.61
20.18
8.08
0.64
5.18
Total
4
...............................................................
43.44
2.27
98.45
19.28
2.17
41.85
45.44
2.42
110.09
12.75
3.19
40.70
1
Proven and Probable Ore reserves for fiscal 2008 reflect our attributable 74% interest in Blyvoor, ERPM and Crown.
2
Proven and Probable Ore reserves for fiscal 2008 reflect our attributable 37% interest in the Ergo Joint Venture.
3
Proven and Probable Ore reserves for fiscal 2007 reflect our attributable 79% interest in Tolukuma. On October 22, 2007, we sold our entire shareholding in Emperor.
4
The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to the fluctuation of the gold price. If we had used different gold prices than the three-year average prices at the time of reserve determination as of June 30, 2008,
2007 and 2006 respectively, we would have had significantly different reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different gold prices, our attributable ore reserves as of June 30, 2008,
2007 and 2006 would be as follows:
Year ending June 30, 2008
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram..................................................... 150,622 208,287 187,458 229,115
Dollar gold price per ounce........................................................ 664 853 768 938
Attributable ore reserves (million ounces) ................................ 4.5 7.9 7.4 8.4
Year ending June 30, 2007
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram.................................................... 115,314 154,437 138,994 169,881
Dollar gold price per ounce....................................................... 553 660 594 726
Attributable ore reserves (million ounces) ................................ 4.8 6.3 5.9 6.8
Year ending June 30, 2006
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram..................................................... 93,800 117,055 105,300 127,700
Dollar gold price per ounce........................................................ 453 582 524 640
Attributable ore reserves (million ounces) ................................ 7.5 8.8 8.2 9.5
The approximate mining recovery factors for the 2008 ore reserves shown in the above table are as follows:
Underground
Surface
Mine
Dilution
(Sundries,
Shortfall and
Development)
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Blyvoor .........................
22.8 86.8 94.7 100.0 50.3
Crown ............................     Not applicable
Not applicable Not applicable 100.0 64.0
ERPM ............................
21.0 85.0 94.0 100.0 66.0
Ergo Joint Venture ......... Not applicable Not applicable Not applicable 100.0 49.3
The approximate mining recovery factors for the 2007 ore reserves shown in the above table are as follows:
Underground
Surface
Mine
Dilution
(Sundries,
Shortfall and
Development)
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Blyvoor ............................
22.0 83.8 95.8 100.0 48.0
Crown ...............................  Not applicable
Not applicable Not applicable 100.0 64.0
ERPM ..............................
21.0 87.0 94.0 100.0 66.0
Tolukuma ......................... 29.5 79.7 92.0 95.0 91.0

The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2008, for each category of Ore Reserves at our mines calculated based on a three year average Dollar price of gold.
Mine
Proven
Reserves
Probable
Reserves
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
ERPM..................................................................................................................... 16 ft. by 19 ft. Nil
Ergo Joint Venture ................................................................................................ 328 ft. by 328 ft. 328 ft. by 328 ft.
The pay-limit grades based on the three year average Dollar price for gold and costs used to determine reserves as of June
30, 2008 are as follows:
Underground
Surface
Mine
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade
(R/t)
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Blyvoor ................................................................................
11.13 1,059.72 0.27 20.13
Crown ..................................................................................
- - 0.47 45.47
ERPM ..................................................................................
10.33 999.45 0.54 53.99
Ergo Joint Venture ................................................................ - - 0.23 23.10
The pay-limit grades and costs used to determine reserves as of June 30, 2007 are as follows:
Underground
Surface
Mine
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade
(R/t)
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Blyvoor .................................................................
10.99 800.81 0.27 15.08
Crown ...................................................................
- - 0.59 43.44
ERPM ...................................................................
13.04 988.64 0.63 53.99
Tolukuma................................................................ 11.0 1,617.01 - -
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
              In respect of used old order mining rights, the DME is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment and the social and labor plan. These applications had to be submitted within five years after the promulgation of the
MPRD Act on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Where we hold unused old order rights however, the application for conversion to mining or prospecting rights had to be submitted within one year from May 1, 2004. The requirements for unused old order rights are more stringent than for used old order rights, particularly insofar as the percentage of ownership from historically disadvantaged groups is concerned.
Under the MRPD Act, mining rights are not perpetual, but endure for a maximum of thirty years, after which they may be renewed for a further thirty years. Prospecting rights are limited to five years, with one renewal of three years. Applications for conversion of our mining rights have been submitted to the DME.
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

Mining royalties
Royalties from mining activities will become payable to the state, as from May 1, 2009, under provisions contained in the
Mineral and Petroleum Resources Royalty Bill, or the Royalty Bill. The Royalty Bill was promulgated by government on
August 14, 2008. The most significant feature of the Royalty Bill is that the royalty is to be determined in accordance with a formula based system and no longer to be a predetermined specific rate for the different types of minerals. The royalty will be deductible for normal income tax purposes.
The Royalty Bill defines the tax base as gross sales excluding the transportation and handling costs of the final product.
The final product can be either the “refined” or “unrefined” mineral depending on the nature of the mineral in question. There has been general consensus that a formula derived mineral royalty rate regime is more equitable and provides the necessary relief for mines during times of difficulties, e.g. low commodity prices and mines that become marginal due to low grades. The formula-
based mineral royalty rate regime also ensures that the State shares in the benefits of higher commodity prices. The State will thus share in the downside risks, when mines become marginal, and in the upside benefits during times of high commodity prices.
Based on the comments received the formulae were adjusted to take into account the capital intensive nature of certain mining operations, especially Gold mining and Oil and Gas. The final formulae will thus use earnings before income tax, or EBIT, with
100 percent capital expensing. Given that a distinction will be drawn between refined and unrefined minerals, it is expected that two royalty percentage rate formulae will be required.
The mineral royalty percentage rates (Y%) will be based on the following formulae:
or refined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 12.5)) multiplied by 100]. This rate will be capped at a maximum of 5.0%.
For unrefined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 9.0)) multiplied by 100]. This rate will be capped at a maximum of 7.0%.
For the purpose of calculating the royalty percentage rates a negative EBIT will be set equal to zero.
For illustrative purposes, based on the latest available financial statistics for the mining sector published by Statistics
South Africa the average estimated royalty percentage rate for refined minerals would have been only 1.56% in 2006. Due to higher commodity prices this rate would have increased to 2.55% in 2007. For unrefined minerals, the average estimated royalty rates would have been 1.97% and 3.4% for 2006 ad 2007 respectively.
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
ine Health and Safety Regulation
The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in
January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. There are amendments to the act currently before parliament to ratify the stopping of production and increase punitive measures including increased financial fines and legal liability of mine management. Four of the more important new provisions in the bill as approved by the Portfolio
Committee are a new section 50(7A) that obliges an inspector to impose a prohibition on the further functioning of a site where a person’s death, serious injury or illness to a person, or a health threatening occurrence has occurred; a new section 86A(1) creating a new offence for any person who contravenes or fails to comply with the provisions of the Mine Health and Safety Act thereby causing a person’s death or serious injury or illness to a person. Subsection (3) further provides that (a) the “fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission”; and that (b) “the defense of ignorance or mistake by any person accused cannot be permitted”; or that (c) “the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted”; a new section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines have also been increased. Any owner convicted in terms of section 86 or 86A may be sentenced to “withdrawal or suspension of the permit” or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fine for other offences and for administrative fines have all been increased, with the highest being R1 million.
Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal 2008, we contributed approximately R9.8 million under the COID Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.
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
nvironmental Regulation
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
              Under the MPRD Act, new order mining rights are not issued unless a complete environmental impact assessment is conducted and all potentially affected parties have been given an opportunity to comment on the proposed mining. Mining companies are also required to demonstrate both the technical and financial ability to sustain an ongoing environmental management program, or
EMP, and achieve ultimate rehabilitation, the particulars of which are to be incorporated in an EMP. This program is required to be submitted and approved by the DME as a prerequisite for the issue of a new order mining right. Various funding mechanisms are in place, including trust funds and concurrent rehabilitation budgets, to fund the rehabilitation liability.
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
Financial Provision for Rehabilitation
              We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High
Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2008, we held a total of R110.8 million (2007: R75.8 million) in trust, the balance held in each fund being R15.7 million (2007: R14.2 million)
for West Wits, R26.9 million (2007: R24.3 million) for Blyvoor, R18.2 million (2007: R16.4 million) for Durban Deep,
R37.2 million (2007: R11.9 million) for Crown and R12.8 million (2007: R9.0 million) for ERPM. Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.
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
              The aggregate group rehabilitation, reclamation and closure cost provision was R381.3 million at June 30, 2008, compared to R282.6 million at June 30, 2007.

4C. ORGANIZATIONAL STRUCTURE
The following chart shows our principal subsidiaries and joint venture as of October 31, 2008. All of our subsidiaries are incorporated in South Africa unless otherwise indicated. We hold the majority of the investments directly or indirectly as indicated
below. Refer to Exhibit 8.1 for a list of our directly held subsidiaries.
100%
50%
74%
100%
65%
100%
100%
100%
100%
1
All shafts at Durban Deep have been closed.
2
West Wits will be used going forward to extract and dispose of underground water.
DRDGOLD South African
Operations (Pty) Limited
DRDGOLD Limited
West Witswatersrand Gold
Holdings Limited
Durban Deep
1
Crown Gold Recoveried (Pty)
Limited
East Rand Proprietary Mines
Limited
Blyvooruitzicht Gold Mining
Company Limited
West Witwatersrand Gold Mines
Limited
2
Elsburg Gold Mining Joint
Venture
ERGO Mining (Pty) Limited

4D. PROPERTY, PLANTS AND EQUIPMENT
DRDGOLD OPERATIONS
OCTOBER 31, 2008

Description of Significant Subsidiaries, Properties and Mining Operations
Witwatersrand Basin Geology
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
At June 30, 2008, Blyvoor had 4,511 employees, including contractors.
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
We are in the process of converting these old order property rights to new order rights under the MPRD Act. The net book value of the mining assets at Blyvoor is R432.7 million at June 30, 2008, with 3.3 million attributable ounces of Ore Reserves.

History
937
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
2003
Commissioning of No. 4 and 5 Slimes Dam retreatment facility at a cost of R48.0 million.
2004
On June 28, 2004, we entered into a 60-day review period on Blyvoor. The 60-day review was extended to September 13,
2004. By October 5, 2004, 1,619 employees had been retrenched at a cost of approximately R19.0 million.
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
2008
In January 2008, electricity supply to the mine was interrupted by Eskom which is government owned and production suspended for a week due to safety concerns.
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

              Metallurgical processing facilities at Blyvoor are comprised of a single metallurgical plant. The process route is based on a conventional flow sheet comprising multi-stage crushing, open circuit primary and closed circuit secondary milling with hydro cyclones, thickening and cyanide leaching in a Carbon-in-Pulp, or CIP, carousel arrangement. The gold is recovered through electrowinning followed by smelting to doré. The circuit was recently modified by the closure of the filtration system and the commissioning of a modern carbon Kemix pumpcell plant. As at June 30, 2008, the overall plant utilization was 95%.
In fiscal 2005, mining of the lower grade Main Reef at No. 6 Shaft was cut by 50% in favor of increased mining of the higher grade Carbon Leader Reef at No. 5 Shaft. Accelerated development, however, has ensured that the mine was well positioned to restore Main Reef mining to appropriate levels at No. 5 and No. 6 Shafts in response to gold price fluctuations.
In fiscal 2006, increasing levels of seismicity were experienced in the high-grade No. 5 Shaft area in the first half of the year. Consequently concerns for employee safety prompted the development of a volume-driven mine plan involving less mining from the affected high-grade No. 5 Shaft and more from the lower-grade No. 6 Shaft areas. By the end of fiscal 2006, implementation of the new plan was under way with ore milled of 70,000 tons per month targeted. In August 2005, our board of directors approved a project to re-establish mining operations from the No. 2 Sub-Shaft in three phases at a total capital cost of R80.5 million. In total, the
No. 2 Sub-Shaft Project was expected to yield some 770,491 ounces of gold from 2.4 million tons of ore with an average delivered grade of 8.18 g/t, over a 20 year period. This project has been re-designed in two phases now called the Way-Ahead Project, or WAP
Project.
In fiscal 2007, good progress was made on Blyvoor’s WAP Project, which replaced the No. 2 Sub-Shaft Project. The WAP
Project involves accessing the No. 2 sub-shaft reserves from levels 27 to 35 of No. 5 shaft. The cost of the project is estimated at
R36.7 million of which R24.9 million has already been spend as at June 30, 2008 and started production in October 2008.
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
In fiscal 2008, electricity supply to the mine was interrupted by Eskom and production suspended for a week due to safety concerns. The situation did improve during March 2008, however the operation is still on a six hour standby notice in the event that power supply becomes unstable in the area. Eskom has requested all of its “Key Customers” to reduce power consumption by 10%.
Blyvoor has managed to adhere to this request and will continue to save the maximum amount of energy possible.
Several capital expansion projects were conducted over the period fiscal 2007 to fiscal 2008, including the WAP project
(R14.3 million) and a residue pipeline project (R1.0 million). During fiscal 2008 an additional amount was spent on risk prevention to specifically address the following areas: a surface compressed air ring feed (R4.5 million) and an improved ore transfer system (R5.7 million) In addition, approximately R31.1 million was spent on opening-up and development at Blyvoor.
Exploration and Development
At the beginning of fiscal 2003, Blyvoor began a feasibility study looking at the opportunity to re-mine and treat the slimes dam material from the No. 4 and 5 Slimes Dam Project. The project was commissioned during November 2003 and completed at a cost of R48.0 million including the conversion of leaching tanks, linear screens, pipes and site construction. The No. 6 Slimes Dam has been extended to provide additional capacity for the tailings from this project at a cost of R2.0 million. The project involves the reclamation of approximately 24 million tonnes of slime material at a rate of 240,000 tpm by high water monitoring and processed through a CIP circuit. The project has an estimated life until 2016 and an average recovery grade of 0.02 ounces per ton. The project costs were funded from the R65.0 million loan facility from the IDC. This facility is described in more detail in note 20 to the consolidated financial statements. Refer Item 18: “Financial Statements.”
               In November 2007 encouraging results had been obtained from a drilling program to define the uranium resource in
Blyvoor’s slimes dam material and a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared. For fiscal 2009, an exploration drilling program linked to opening up and development has been scheduled to evaluate the south-west down-dip extension of the Blyvoor ore body south of the Boulder Dyke. If encouraging results are obtained, various mining options will be investigated to exploit the ore body, including the possibility of a trackless decline.

Environmental and Closure Aspects
              The predominantly dolomitic geology of the area in and around Blyvoor, and the resultant occasional occurrence of sinkholes and subsidences, exposes Blyvoor to relatively unique environmental risks and costs associated with the remediation and filling of these sinkholes.
              Blyvoor has to maintain a rate of pumping of fissure water sufficient to keep the rate of rise of underground water below the level of underground workings. The required rate is in the order of 2 million gallons (8 million liters) per day. Water not used in the operations is discharged into the Wonderfonteinspruit (a stream adjacent to the Blyvoor mine). In order to address the risk of contamination of ground water, streams and wetlands, water is sampled and the level of contaminants monitored in accordance with
Blyvoor’s water management plan. Fissure water at Blyvoor is generally of a good quality, therefore we believe that the contribution of this water to pollution of water in the area is minimal.
              Blyvoor is a member of the Mining Interest Group consisting of all mines operating in the Wonderfonteinspruitcatchment area.
This group was formed to coordinate efforts and studies in the Wonderfonteinspruit and to liaise with government departments to determine what action if any is required in cleaning the stream. The government has also established a specialist task team to determine what needs to be done. At this stage there is no clear solution. The Mining Interest Group is also represented on the various catchment forums where NGO’s and other interested and affected parties are present. Blyvoor continues to meet with the Pothchefstroom municipality on a monthly basis where the quality of Blyvoor’s discharge water is assessed. Blyvoor remains in compliance with the Potchefstroom agreement.
               Sinkholes are caused by ground water seeping into the underground dolomitic structures, which dissolve and weaken causing a collapse in the rock structure. Dolomitic rock could be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. The occurrence of sinkholes is limited to a particular area of
Blyvoor, which requires an active program in water management and control. Water from leaking pipes is reported to a monitoring committee and the necessary repairs are undertaken promptly. Ground subsidence surveys are undertaken to timely identify any possible sinkholes. Sinkholes that do occur are filled to prevent further inflow of surface water and potential enlargement of the hole.
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

              During 2004, Blyvoor implemented a tailings reclamation project and as a result of this new project being implemented amendments to Blyvoor's EMP have had to be made by the relevant regulator. The EMP identified the impacts associated with the reclamation of the dams and the extension of the No. 6 return water dam and identified remedial measures to minimize the risk.
The DWAF visited the site in August 2004 and was satisfied with our environmental performance.
              Blyvoor has updated its EMP to meet the new requirements of the MPRD Act. The EMP has been submitted to the DME for approval. Blyvoor is currently demolishing and rehabilitating redundant surface infrastructures, including the defunct uranium plant.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Blyvoor, in current monetary terms as at June 30, 2008, is R35.3 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on our balance sheet. A total of R26.9 million has been contributed to a
Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Ore Reserves and Life of Mine
As at June 30, 2008, the attributable Proven and Probable Ore Reserves of Blyvoor were 3.3 million ounces. At
June 30, 2007, the attributable Proven and Probable Ore Reserves of Blyvoor were 3.9 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Blyvoor, Mr. David Edwin
James Whittaker (SACNASP) is the appointed Mineral Resource competent person.
As a result of the implementation of the WAP Project and the higher gold price, Blyvoor’s life-of-mine business plan remains at 20 years, as at June 30, 2008.
Current Production
Blyvoor produced a total of 141,172 ounces of gold in fiscal 2008, with 103,813 ounces from underground areas and
37,359 ounces from surface areas. This represents 46% of our total production from continuing operations of 308,005 ounces.
Underground gold production has decreased from 110,471 ounces in fiscal 2007 to 103,813 ounces in fiscal 2008. Reduced underground production reflects the implementation during fiscal 2007 of a new, “lower grade, higher volume” mine plan to address safety concerns arising from increased levels of seismicity in the high-grade No. 5 Shaft area. Surface gold production decreased from 40,798 ounces in fiscal 2007 to 37,359 ounces in fiscal 2008.
Cash costs of $675 per ounce in fiscal 2008 increased from $552 per ounce in fiscal 2007. Total costs for fiscal 2008 of
$761 per ounce also show an increase compared to $590 per ounce in fiscal 2007. The increase in both cash costs and total costs per ounce of gold produced was primarily attributable to the lower production at Blyvoor in fiscal 2008.
The following table details the operating and production results from Blyvoor for the past three fiscal years.
Year ended June 30,
2008
2007
2006
Production
Surface Operations
Ore mined ('000 tons)................................................................................................................................. 4,099 4,072 4,005
Recovered grade (oz/ton) ........................................................................................................................... 0.009 0.010 0.010
Gold produced (ounces) ............................................................................................................................. 37,359      40,798     39,515
Underground Operations
Ore mined ('000 tons)................................................................................................................................. 757 761 742
Recovered grade (oz/ton) ........................................................................................................................... 0.137 0.145 0.162
Gold produced (ounces) ............................................................................................................................103,813    110,471   120,178
Total ounces produced ..............................................................................................................................141,172    151,269   159,693
Results of Operations (R)
Revenues ('000) ......................................................................................................................................... 848,229  694,611   538,842
Operating cost ('000) ................................................................................................................................. 697,281  602,871   495,779
Cash cost per ounce of gold ($)
1
................................................................................................................ 675 552 483
Total cost per ounce of gold ($)
1
................................................................................................................ 761 590 532
1
Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

Crown
Overview
We own 74% of DRDGOLD SA, which in turn owns 100% of Crown. Crown has a surface retreatment operation consisting of the Crown Central, City Deep and Knights business units, collectively referred to as Crown. ERPM’s Cason Dump surface re-treatment operation is expected to continue to operate until 2013 under the management of Crown based on the current rate of production of approximately 178,000 tpm. Crown undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central Johannesburg.
At June 30, 2008, Crown had 1,179 employees, including contractors.
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
As of June 30, 2008, the net book value of Crown’s mining assets was R103.0 million with 0.4 million attributable ounces of Ore Reserves.
History
979
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
1997
Randgold Exploration Limited and Continental Goldfields of Australia entered into a joint venture with the intention to establish a company that would acquire dump retreatment operations on the Witwatersrand. This resulted in the formation of Crown Consolidated Gold Recoveries Limited, or CCGR, which was incorporated as a public company in
South Africa in May 1997. Crown was a wholly owned subsidiary of CCGR and consists of the surface retreatment operations of Crown Central, City Deep and Knights.
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
DRDGOLD SA.
On August 28, 2006, we concluded an agreement with Anglo Gold Ashanti to purchase the Top Star Dump.
2008
The Department of Minerals and Energy issued in favour of Crown a mining right for gold recovery over the Top Star
Dump.

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
Crown operates three plants with slight variations in design in each plant, with a processing capacity of approximately
1 million tpm, yielding approximately 0.01 oz/t (0.4 g/t). The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and CIL technology to extract the gold. As at June 30, 2008, the overall plant utilization was 95%.
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
On August 28, 2006, we concluded an agreement with Anglo Gold Ashanti to purchase the Top Star Dump. The Top Star
Dump has been evaluated geostatistically and has a probable reserve of 5.2Mt, at a grade of 0.775g/t. The Top Star Dump mining right has been granted with effect from August 21, 2008 until August 20, 2013. We expect that Top Star will contribute approximately 45,000 ounces of gold per annum for a period of 20 months.
              Additional exploration drilling is being planned for the current fiscal year to define the uranium and sulphur potential of all
Crown’s current deposition sites.

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
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for
Crown, in current monetary terms as at June 30, 2008, is approximately R154.4 million. A total of R37.2 million has been contributed to the Crown Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Ore Reserves and Life of Mine
As at June 30, 2008, our 74% share of the Proven and Probable Ore Reserves of Crown was 0.4 million ounces. In fiscal
2007, our 74% share of Proven and Probable Ore Reserves of Crown was 0.4 million ounces. Crown’s Ore Reserves have not changed from the previous year. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Crown Surface, Mr. William John Laing (PLATO) is the appointed Mineral Resource competent person. The current life-of-mine business plan is estimated to be nine years.
Current Production
Gold production for Crown was 87,354 ounces in fiscal 2008 compared to gold production of 103,011 ounces in fiscal 2007.
The decrease in gold production in fiscal 2008 was the result of a lower yields reflected in the ever-diminishing reserves of higher yielding material available.
In fiscal 2008, cash costs increased to $567 per ounce of gold from $462 per ounce of gold in fiscal 2007, as a result of lower gold production. Total cost per ounce of gold increased to $672 per ounce from $558 per ounce in fiscal 2007.
The following table details our attributable share of the production results from Crown for the past three fiscal years:
Year ended June 30,
2008
2007
2006
Production
Surface operations
Ore mined ('000 tons)...............................................................................................................           9,077 9,265 6,795
Recovered grade (oz/ton) .........................................................................................................           0.010 0.011 0.012
Gold produced (ounces) .......................................................................................................... 87,354 103,011 75,959
Results of Operations (R)
Revenues (‘000) .......................................................................................................................      528,625 472,842 206,546
Operating cost (‘000) .............................................................................................................. 362,237 343,476 176,894
Cash cost per ounce of gold ($)
1
.............................................................................................. 567 462 491
Total cost per ounce of gold ($)................................................................................................ 672 558 644
1
Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

ERPM
Overview
We own 74% of ERPM, which is consolidated as a subsidiary, through our 74% holding in DRDGOLD SA. ERPM consists of an underground section and the Cason Dump surface retreatment operation. The Cason Dump surface re-treatment operation will continue to operate until 2014 under the management of Crown based on the current rate of production of approximately 178,000tpm.
               At June 30, 2008, ERPM had 1,900 employees, including contractors. On November 19, 2008, the Company advised unions of its intention to place on care and maintenance the underground operations of ERPM and to proceed with a consultation process under Section 189A of the Labour Relations Act to determine the future of the mine's employees.
Property
ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg. Access is via Jet Park Road on the N12 Boksburg-
Benoni highway. Underground mining and recovery operations comprise relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, is conducted through the metallurgical plant, tailings deposition facilities and associated facilities. The mine exploits the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area. ERPM operates under mining license ML5/1995 in respect of statutory mining and mineral rights.
During fiscal 2005, all mining activity was moved to the Far East Vertical, or FEV, Shaft lease area. The South East
Vertical Shaft was maintained for hoisting and pumping, the Central Shaft was placed on care and maintenance and the Hercules
Shaft was decommissioned resulting in the retrenchment of 806 employees in August 2004. At FEV, there has been a drive on development and a focus on improving recovered grade.
At June 30, 2008, the net book value of ERPM’s mining assets was R73.9 million (of which R28.1 million is attributable to the Cason Dump) with 0.8 million attributable ounces of Ore Reserves.
History
1895
Formation of East Rand Proprietary Mines Limited.
1991
The FEV shaft was commissioned.
1999
East Rand Proprietary Mines Limited was liquidated in August 1999. The mine was run by a small number of employees during liquidation. Underground flooding continued during liquidation.
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
2008
On April 25, 2008, ERPM gave notice of intention to restructure the work force due to operational requirements and 239 employees were retrenched during June 2008.
On October 23, 2008, ERPM announced the suspension of drilling and blasting operations underground following the cessation of pumping of underground water at the South West Vertical shaft on October 6, 2008 for safety reasons following the deaths of two employees.
On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of the ERPM, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine’s 1,700 employees

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
In fiscal 2007, a planned shift from lower volume, higher grade scattered mining in the west of the lease area to higher volume, lower grade longwall mining in the east below 70 level proved problematic. Delays in the supply of services to the newly developed longwalls reduced volumes mined and navigation of faulting encountered had a negative impact on both volumes and yield. By the end of fiscal 2007 a catch-up in the delivery of services saw a recovery in volumes and a higher level of throughput for the year. The average grade recovered was lower, however. To limit the negative impacts of this, more focus will be directed towards improving recovered grade. A three-year, R35.0 million plugging program to isolate ERPM’s FEV Shaft from water rising in the
Central Witwatersrand Basin was completed in fiscal 2008. Increased throughput from ERPM’s Cason Dump made possible through upgrades to pumps and piping and an increased milling capacity at the Knights plant, offset the impact of a slight drop in grade, resulting in higher surface gold production.
In fiscal 2008, the ERPM underground operations were restructured in an attempt to return the mine to profitability. A retrenchment agreement was reached with representative unions and associations without recourse to industrial action, and successful application of various avoidance measures contained the number of employees retrenched to 239.
On October 23, 2008, drilling and blasting operations were suspended after the cessation of pumping of underground water at SWV Shaft on October 6, 2008 for safety reasons following the deaths of two employees at the shaft on September 19, 2008.
Although the FEV Shaft where production is taking place is sealed off from water ingress from the SWV Shaft, the pumps at FEV
Shaft will no longer be able to cope with rising water, which includes the water resulting from the ice sent underground every day to cool down the underground working places. Without being able to continue to supply ice underground for this purpose, the underground temperature will become unacceptably high and it will not be safe for employees to continue work underground at the
FEV shaft.
On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of the
ERPM, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine’s 1,700 employees
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
In fiscal 2008, electricity supply to the mine was interrupted by Eskom. The operation is on a six hour standby notice, in the event that power supply becomes unstable in the area. Eskom has requested all of its “Key Customers” to reduce power consumption by 10%. ERPM has managed to adhere to this request and will continue to save the maximum amount of energy possible.
Exploration and Development
The necessity to extend the FEV decline from 75 to 78 levels to replace face length has been postponed due to the cessation of drilling and blasting operations in October 2008.
An additional application to extend ERPM’s existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DME in fiscal 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres).

Environmental and Closure Aspects
There is a regular ingress of water into the underground workings of ERPM, which was contained by continuous pumping from the underground section. On May 31, 2004, ERPM stopped continuous pumping of water from the underground section for financial reasons due to the withdrawal of the State pumping subsidy and the low Rand gold price making the cost of full time pumping unaffordable, with occasional pumping to surface conducted on weekends. In December 2004, the mine received the pumping subsidy funds and continuous pumping was reinstated. Studies on the estimates of the probable rate of rise of water have been inconsistent, with certain theories suggesting that the underground water might reach a natural subterranean equilibrium, whilst other theories maintain that the water could decant on surface. A program is in place to routinely monitor the rise in water level in the various underground compartments and there has been a substantial increase in the subsurface water levels. ERPM’s SWV Shaft has been used for some time to manage the rising water level on the Central Witwatersrand Basin. Some 60 megalitres of water were pumped daily from a depth of approximately 1,000 meters.
In fiscal 2007, ERPM updated its EMP to meet MPRDA requirements and submitted it to the DME for approval. The concurrent rehabilitation of redundant structures and holdings continued throughout fiscal 2007. The pumping infrastructure has been upgraded at the South West Vertical Shaft in anticipation of the additional water from the Hercules basin expected at the end of
October 2007. Pumping continued during fiscal 2007 at the South West Vertical Shaft.
On October 6, 2008, pumping of underground water at the South West Vertical Shaft was stopped for safety reasons following the death of two employees at the shaft on September 19, 2008. Management has concluded that the project to upgrade the total pumping capacity at South West Vertical Shaft with a more efficient system as part of an Eskom-funded demand-side management project is not economically viable and on November 19, 2008, we announced our intention to put the underground operations at ERPM on care and maintenance.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, ERPM have estimated that the total cost for ERPM, in current monetary terms as at June 30, 2008, is R52.4 million. A total of R12.8 million has been contributed to the ERPM Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Ore Reserves and Life of Mine
As at June 30, 2008, our 74% share of Proven and Probable Ore Reserves of ERPM was 0.8 million ounces, of which 0.6 million ounces relate to the underground section. The remaining 0.2 million ounces relate to the surface material from the Cason
Dump which, based on the estimated rate of production, will be processed over a remaining seven year period ending in fiscal 2015.
As at June 30, 2007, our 74% share of Proven and Probable Ore Reserves of ERPM were 0.5 million ounces. The year on year increase is mostly attributable to a rise in underground reserves. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM, Mr. Johan Smit (PLATO) is the appointed Mineral Resource competent person. The current underground life-of-mine business plan is seven years.
Current Production
Gold production for ERPM was 79,479 ounces in fiscal 2008 compared to gold production of 80,216 ounces in fiscal 2007.
The following table details our attributable share of the production results from ERPM for the past three fiscal years:
Year ended June 30,
2008
2007
2006
Production
Surface Operations
Ore mined ('000 tons).................................................................................................................     2,049 1,932 1,761
Recovered grade (oz/ton) ...........................................................................................................     0.011 0.011 0.012
Gold produced (ounces) ............................................................................................................   22,667 22,153 20,325
Underground Operations
Ore mined ('000 tons).................................................................................................................        334 297 248
Recovered grade (oz/ton) ...........................................................................................................      0.170 0.196 0.242
Gold produced (ounces) ............................................................................................................    56,812 58,063 59,999
Total ounces produced ...............................................................................................................   79,479 80,216 80,324
Results of Operations (R)
Revenues ('000) .........................................................................................................................  467,057 367,323 225,217
Operating cost ('000) ................................................................................................................. 428,255 358,716 191,803
Cash cost per ounce of gold ($)
1
................................................................................................ 737 619 487
Total cost per ounce of gold ($)
1
................................................................................................ 963 692 577
1
Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

Ergo and Elsburg Joint Ventures
Overview
              The Ergo and Elsburg Joint Ventures consist of one carbon-in-leach, or CIL, circuit at the Brakpan plant, the Withok deposition complex purchased from Anglo Gold Ashanti and the Elsburg tailings complex, comprising approximately 180 Mt of tailings. Since 1987, Anglo Gold Ashanti treated surface material at Ergo until the operation was closed during March 2005.
              DRDGOLD SA, through its subsidiaries, initially owned 50% of the Ergo and Elsburg Joint Ventures. On September 29,
2008, DRDGOLD SA acquired a further 15% interest in the Elsburg Joint Venture, or Ergo Phase 1, from Mintails SA resulting in
DRDGOLD SA, which holds its interest through its subsidiary, ERPM, holding a 65% interest and Mintails SA a 35% interest in the joint venture. The Ergo Joint Venture will operate for its own account, under the Anglo Gold Ashanti authorizations, until new order mining rights have been obtained. These assets comprise servitudes, or access agreements, infrastructure, piping, equipment and old order mining rights.
              On December 8, 2008, DRDGOLD acquired the remaining 35% of the Elsburg Joint Venture for a purchase consideration of R177.0 million
Property
              The Ergo and Elsburg operations are located approximately 43 miles (70 kilometers) east of the Johannesburg central business district in the province of Gauteng. Access to the Brakpan plant is via the Ergo Road on the N17 Johannesburg-Springs motorway.

              The acquisition of the Withok deposition site provides the expanded Ergo Joint Venture with extensive additional deposition capacity commensurate with the substantial increases in tailings material and processing capacity.

              The refurbishment of one CIL circuit at the Brakpan plant will have the capacity to treat an estimated 15Mt of tailings a year. Phase 2, now under investigation, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants. A feasibility study for Phase 2 is currently underway and will be completed in the final quarter of calendar 2009.

As of June 30, 2008, the net book value of the Ergo and Elsburg Joint Ventures’ mining assets was R359 million.

Environmental and Closure Aspects

             The Ergo and Elsburg Joint Ventures will be operating sites located in close proximity to significant municipal infrastructure, commercial and residential development. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and integrated into the internal environmental assessment process.

              While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for the Ergo and Elsburg Joint Ventures, in current monetary terms as at June 30, 2008, is approximately R150.0 million.

Ore Reserves and Life of Mine

               As at June 30, 2008, our 37% share of the Proven and Probable Ore Reserves of the Ergo Joint Venture was 0.06 million ounces. For the Ergo Joint Venture, Mr. William John Laing (PLATO) is the appointed Mineral Resource competent person. The current life-of-mine business plan is estimated to be two years.

Exploration Projects
Our exploration and project development activities during fiscal 2008 continued to enhance our growth strategy by extending and replacing existing production ounces. In addition, escalations in the Uranium Oxide price prompted us to embark on an exploration program to determine the uranium potential of our extensive surface dumps. The main area of exploration during fiscal
2008 was focused on ERPM’s surface resources which will be mined by the Ergo and Elsburg Joint Ventures. Core from the drilling program is in the process of being analyzed following which the competent persons report will be finalized in December 2008.
Blyvoor
In November 2007, encouraging results had been obtained from a drilling program to define the uranium resource in
Blyvoor’s slimes dam material and a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared. During fiscal
2008, Murray and Roberts, a construction company, was awarded the tender to do all underground drilling at Blyvoor. Cover drilling together with exploration drilling was done in current mining operational areas. All Middelvlei and Carbon Leader reef information gets analyzed and incorporated into the current geological structure models. Development in the South West Block is ongoing and drilling will continue as development ends advance. The mining of the South West Block will be further evaluated once more information becomes available.
Drilling of 12 additional holes on No. 7 Slimes Dam was done during fiscal 2008. Test work on the recoveries has also been completed on three of the holes and indicates recoveries in excess of 40%. Test work on the recoveries for the Doornfontein slimes dam is currently being done and once completed the strategy regarding the surface operations at Blyvoor will be done.
RPM Extension 1
ERPM has a prospecting right covering an area of 1,252 hectares (3,093 acres) of the neighboring Sallies lease area, referred to as ERPM Extension 1. The regional geology of the area indicates that there will be a strike change due to faulting associated with an east-west trending sinistral tear fault.
On fiscal 2007, four exploration boreholes were drilled from current mining areas into ERPM Extension 1.
An application to convert the prospecting right for ERPM Extension 1 to a mining right has been submitted during
October 2007. In accordance with a revised prospecting works program granted in November 2007, ERPM had penetrated the
Sallies Boundary with two panels in the 71E upper long wall.
revised structure plan for Extension 1 has been produced, utilizing geophysical information and historical Sallies’ data.
An unconformity between the Jeppestown Shales and the Composite reef has been identified which results in a narrowing of their middling towards the east and north.
ERPM Extension 2
An application to extend ERPM’s existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DME in fiscal 2007.
Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres).
The resource for ERPM Extension 2 was estimated by independent consultants and audited by Coffey Mining. An
Inferred Resource of 28.6 Mt at 9.06 g/t (8.3 Moz), at a stope width of 125 cm was declared. The payshoot area equates to 17% of the prospecting right, after applying 4% geological losses. The evaluation methodology applied was a global Sichel ‘t’ estimate based on five historical surface boreholes with grades ranging from 1.13 g/t (0.033 oz/ton) over 94.6 cm to 216 g/t (6.307 oz/ton)
over 15.5 cm. A sixth hole drilled from under ground and reportedly assaying at 84.9 g/t (2.479 oz/ton) over 29.2 cm was excluded from the estimate, as it could not be verified.

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
Independent Competent Person Reports on Uranium, sulphur and gold for resources and reserves have been, and are in the process of being compiled pursuant to the drilling of various tailings dams in the Central and East Rand. Beneficiation will be effected at the Ergo Joint Venture plant.
Additional drilling for uranium and sulphur potential of the current Crown reserves and resources are being planned, also for future beneficiation at the Ergo Joint Venture plant. An independent Competent Person Report for this work will be done.
Competent Person Reports for gold on these resources already exist.

Discontinued Operations
Tolukuma
Overview
Dome Resources (Pty) Limited, or Dome, was incorporated on May 17, 1984, under the name Dome Resources NL. Dome owned and operated the Tolukuma gold and silver mine in PNG. During September 1999, we purchased 28,693,002 (19.93%) of
Dome’s ordinary shares for A$0.30 ($0.19) per share. In June 2001, we increased our shareholding to 100%.
On September 10, 2007, Emperor which held 100% interest in Tolukuma announced its intention to divest the Tolukuma gold mine. On October 22, 2007, we sold our entire interest in Emperor.
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
On October 22, 2007, we sold our entire interest in Emperor for R355.8 million (A$55.9 million).

Mining and Processing
The Tolukuma plant was built in 1995. Historically ore has been mined from both underground and open pit areas. No open pit mining is currently carried out. Ore is sourced primarily from underground mining with mill feed supplemented by ore recovered from low grade stockpiles. All mining is conducted using mining plant and equipment owned by Tolukuma. The average mining depth at Tolukuma is 490 feet (150 meters) below surface or approximately 4,760 feet (1,450 meters) above mean sea level. Access to underground workings is via decline shafts. Mining methods vary according to local ground conditions and are generally mechanized cut and fill shrinkage methods.
The metallurgical plant is compact and is located on a steep ridge in very mountainous terrain. Ore is trucked to the plant, then milled and treated through a conventional gravity and CIL circuit. The plant consists of a closed circuit semi-autogenous mill that was at the time of disposition capable of processing 18,000 tpm. Cyanide in the residue is neutralized in a detoxification plant prior to riverine discharge.
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
Ore Reserves and Life of Mine
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

Production
Gold production from July 2007 to October 2007 was 13,427 ounces. In fiscal 2007 gold produced was 44,181 ounces.
The following table details the operating and production results from Tolukuma for the past three fiscal years.
Year ended June 30,
2008
2007
2006
Production
Underground Operations
Ore mined ('000 tons)............................................................................................................................... 62 204 213
Recovered grade (oz/ton) ......................................................................................................................... 0.22 0.22 0.26
Gold produced (ounces) ........................................................................................................................13,427 44,181 54,790
Results of Operations (R)
Revenues ('000) .....................................................................................................................................89,235 224,872     194,430
Operating cost ('000) .............................................................................................................................07,381 277,191     222,476
Cash cost per ounce of gold ($)
1
..............................................................................................................1,094 869 632
Total cost per ounce of gold ($)
1
..............................................................................................................1,767 1,338 775
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
In addition to a Special Mining Lease, the Porgera Joint Venture also holds additional mining tenements for utilities such as power transmission lines and water supply pipelines and other activities incidental to the main mining activity. Separate from the mining tenements, there are two Exploration Licenses adjacent to the Porgera Mine, namely EL454 and EL858.
Porgera is operated subject to the requirements of the PNG Mining Safety Act and Regulations as applied by the Mines
Inspectorate.
1
Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating
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
Mining and Processing
The Porgera deposit is being extracted using open pit and underground mining methods. Mill feed, on a tonnage basis, was sourced 88% from open pit and run of mine stockpiled ore, and 12% from underground. Underground ore accounted for 14%
of the contained gold in mill feed.
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
Underground mining was suspended in 1997, and subsequently recommenced in 2002. Underground production was expected to continue through to late 2008. Ore is being mined from the 2,210 meter level in Stage 4, and waste is being mined from the 2,390 meter level in Stage 5. Stage 5 is the final open pit development stage and will be completed in late 2008 at the
2,050 meter level. Stockpiled low grade ore was expected to form the basis of ongoing gold production from mid 2008 until 2015.
Remediation work following the failure of the West Wall during the previous fiscal year continued during fiscal 2007, leading to reliance on low-grade, long-term stockpile material as the primary feed.
On completion of the open pit operation, the mill was expected to continue to process accumulated lower grade ore stockpiles through to 2015, supplemented by the underground ore until 2008. Gold production from the open pit and underground from 2008 onward will fall, as lower grade stockpile ore replaces the open pit ore feed.
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
Year ended June 30,
2008
1
2007
2006
Production
Surface and underground operations
Ore mined ('000 tons).................................................................................................................         N/A 787 1,209
Recovered grade (oz/ton) ...........................................................................................................          N/A 0.091 0.106
Gold produced (ounces) ............................................................................................................          N/A 71,570 128,238
Results of Operations (R)
Revenues ('000) .........................................................................................................................  N/A 328,094 419,156
Operating cost ('000) .................................................................................................................          N/A 235,525 239,348
Cash cost per ounce of gold ($)
2
................................................................................................ N/A 456 290
Total cost per ounce of gold ($)
2
................................................................................................ N/A 521 460
1
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick. The legal effective date of the transaction was April 1, 2007.
2
Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating
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
We concluded an agreement with M5 on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of
R1.5 million, was granted an option to acquire Durban Deep’s mine village for R15.0 million. The option lapsed on November 19,
2005. On the exercising of the option the option fee would be deemed part payment of the purchase consideration. If not, the option fee would be forfeited to us.
On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-
emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. A trial date has been allocated by the High Court of South Africa for April 25, 2008, but the case was postponed. A new date has not yet been set.
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

We developed a program to progressively seal all potential ingress points at Durban Deep. During fiscal 2008, our rehabilitation and environmental closure efforts continued in pursuit of the objectives of the mine’s Environmental Management
Program. A total of 41 hectares of additional vegetation was established on 2L24 Dump and, with the exception of Circular Shaft, all previously operational shafts have now been closed and filled. All plugs used have been approved by the DME which also performs periodic inspections during the sealing phase to monitor progress. However, despite these sealing programs, naturally occurring water conduits and other geological features which are not mine-related and may not be located on mine property will allow surface water, especially storm runoff, to reach underground aquifers. This will eventually cause water levels to rise.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for Durban Deep, in current monetary terms as at June 30, 2008, is R50.7 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the balance sheet. A total of R18.2 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
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
2004
Mogale was placed under judicial management on April 13, 2004. As a result, the remaining balance on the purchase price was impaired for R8.3 million.
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
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for West Wits, in current monetary terms as at June 30, 2008, is R4.5 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the balance sheet. A total of R15.7 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Legal Proceedings
Invalid Issuance of Ordinary Shares in Connection with the Rawas Acquisition and other related legal proceedings
During the months of July and October of 1999, we issued and allotted a total of 8,282,056 ordinary shares to Rothschild
Nominees Pty Limited, Maxidrill Pty Limited, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering
Pty Limited, Rio Tinto Rawas Holdings Limited, Continental Goldfields Limited, Consolidated African Mines Limited, JCI (Isle of
Man) Limited, Weston Inv. Limited and Consolidated African Mines Australia Pty Limited, all of which were creditors of Laverton or Laverton subsidiaries, below the average stated capital price. At the time, our then executive chairman, Mr. R.A.R. Kebble, was a director of Laverton Gold NL and JCI Gold Limited. These ordinary shares were ostensibly issued pursuant to the planned acquisition of Rawas, a gold mine located in Indonesia, in consideration for, or in anticipation of receiving, shares in and claims against various companies with ownership interests in Rawas and its mining rights. Evidence came to light revealing that the ordinary shares were issued without our legal authority and suggesting that this occurred as a result of a transaction entered into for the benefit of certain third parties. However, because of subsequent trades, splits and consolidations, it was no longer possible to distinguish the affected shares from all our other ordinary shares and therefore it was no longer possible to identify the invalidly issued shares or their holders. Accordingly, it was not possible to remove these invalidly issued shares from our members' register. Under the South
African Companies Act, 1973 (as amended), the High Court of South Africa is permitted to validate an invalid share issuance. During a shareholders' meeting in 2002, our shareholders, by special resolution, resolved to ratify the share issuance. We subsequently made an application to the High Court of South Africa to validate the invalid issuance. This application was successful and the High Court validated the issuance in July 2002.
We did not institute any actions against the recipients of our shares in this transaction as each of these entities had ceded to us their claims against the companies in the Rawas group in exchange for those shares. In July 2003, we, DRD Australia Pty Limited and DRD Australasia Aps instituted action in the High Court of South Africa, against Messrs. R.A.R. Kebble, M. Prinsloo, J. Stratton and H. C. Buitendag and JCI Limited. Subsequently the claim was withdrawn against M. Prinsloo. The following claims were pursued:
•      R69.6 million for the 7,644,944 ordinary shares issued on July 9, 1999, at a price per share of R9.10; and
•      R7.6 million for the 637,062 ordinary shares issued on October 8, 1999, at a price per share of R11.90.
We instituted a separate action in Australia on the December 12, 2003 against Mr. C. Mostert, Mr. J. Stratton, Continental
Gold Fields Limited, CAM Australia, (Pty) Limited, Weston Investments (Pty) Limited, CAM Jersey Limited, and JCI (Isle of Man)
Limited for:
•      R67,942 being the costs of issuing our shares;
•      R77.0 million being profits made by third parties who were issued our shares at the time; and
•      R4.7 million being costs incurred to validate the shares invalidly issued.
The Supreme Court of Western Australia ordered all parties to submit to mediation of their disputes, which was held during
December 2006. The mediation per se did not result in any settlement. The background to these matters is as follows:
•      On June 12, 2002, DRD Australasia Aps and DRD Australia Pty Limited instituted proceedings against Mr. J. Stratton in the
Supreme Court of Western Australia for payment of A$3.3 million plus interest in respect of dishonestly assisting
Mr. C. Mostert in making payments referred to below and receiving part of the proceeds of these wrongful actions.
•      On May 3, 2003, DRD Australasia Aps instituted proceedings against Mr. C. Mostert, Newshore Nominees (Pty) Limited and Mr. R. Bryer in the Supreme Court of Western Australia for payment of A$378,000 in respect of undue payments made to Newshore Nominees (Pty) Limited.
•      On June 7, 2002, we instituted action against Mr. C. Mostert, Mr. J. Stratton, Advent Investors (Pty) Limited, Leadenhall
Australia Limited, Noble Investments (Pty) Limited and Mr. T. Lebbon for unauthorized and undue payment of A$5.9 million in connection with the purchase of 11,150,000 shares, of Continental Goldfields Limited, a publicly traded company in Australia.
Mr. M. Silver and Fairchoice Limited brought an action against us and Dome in the Supreme Court of New South Wales,
Australia seeking to enforce a contract under which Dome agreed to pay, and we agreed to guarantee, a payment of $475,000 to
Mr. M. Silver upon his retirement from the board of directors of Dome. Mr. M. Silver retired from Dome's board of directors in
May 2000. The contract was also entered into in May 2000. However, we believe that this contract is not enforceable as it was not authorized by our directors or shareholders nor was it authorized by Dome's directors or shareholders. Therefore, we and Dome have not made any payment to Mr. M. Silver. On June 29, 2007 judgment was delivered by the Supreme Court of New South Wales in favor of Mr. M. Silver for payment of an amount of A$780,000.

On May 20, 2003, a summons was issued by our former chairman, Mr. R.A.R. Kebble and his son, Mr. B. Kebble, against us, our then executive chairman, Mr. M.M. Wellesley-Wood and Associated Intelligence Network (Pty) Limited, or AIN. AIN is a
private investigator firm. Their claim was based on allegations that we hired AIN to invade their privacy by obtaining personal information about them and to cause them embarrassment and commercial harm. They were seeking compensation for damages suffered as a result of these alleged actions in an amount of R1.0 million each from us, Mr. M.M. Wellesley-Wood and AIN jointly and severally. In addition, they were seeking punitive damages in a total amount of R10.0 million from us and AIN jointly and severally. The punitive damages claim is unique under South African law. Initial hearings have taken place to decide a preliminary point raised by us that no such claim exists in South African law. The court ruled against us on a technicality, making a ruling to the effect that the trial court should hear and adjudicate this issue.
On May 22, 2003, we issued a summons in the High Court of Johannesburg against Mr. R.A.R. Kebble in which we sought payment of R3.2 million plus interest. This amount represented a sum paid to Mr. R.A.R. Kebble by us during the period beginning in September 1999, and ending in April 2000, under a restraint of trade agreement entered into between us and Mr. R.A.R. Kebble.
We believe that Mr. R.A.R. Kebble had repudiated and/or materially breached the provisions of this agreement. We have, accordingly, cancelled the agreement and we were seeking restitution of the amounts paid. Mr. R.A.R. Kebble had lodged a counterclaim, claiming cancellation of an agreement providing for the payment of retirement benefits, and challenging the cancellation of share-options that he held at the time of his resignation from the our board.
On September 16, 2008 a Deed of Settlement was signed by the parties in terms of which the above actions were compromised, settled and withdrawn on the basis that JCI Limited shall pay us an amount of R25.0 million in respect of capital and interest and R0.5 million as a contribution towards costs. We received the amount of R25.5 million in September 2008. However, T
Lebbon, R Bryer and their companies were not parties to the Deed of Settlement.
Application to reverse the granting of a mining right
In June 2008, we and Durban Roodepoort Deep (Pty) Limited (DRD) brought an application in the High Court of South
Africa against Main Reef Crushers CC (MRC) and the Minister of Minerals and Energy because inter alia the latter granted MRC a mining right:
•      in respect of an old waste rock dump which is not regulated by the MPRDA and therefore the right was unlawfully granted;
•      over an area in which DRD had already been granted a prospecting right which gives DRD the exclusive right to apply for a mining right in terms of the MPRDA; and
•      the Environmental Impact Assessment and the Environmental Management Program submitted by MRC are fatally defective.
LSawsuit by French Shareholders
In August 2008, the Company received by post a summons issued in the “Tribunal De Grande Instance [District Court] of
Paris” by the Association for the Defense of the Shareholders of East Rand (“the Association”) against DRDGOLD SA.
The claim is based on the following allegations:
that the members of the Association were shareholders of ERPM;
•      that the non-audited ERPM results of the six-month period from July to December 1998 were misleading regarding the ‘healthiness’ of ERPM prior to its winding up in 1999;
•      that the 1999 liquidation of ERPM was fraudulently approved by 15% of shareholders who were representatives of the South African state against the interests of French shareholders;
•
that the subsequent scheme of arrangement to remove ERPM from liquidation in 1999 was approved by 15% of shareholders without consultation of French shareholders.
On the basis of these allegations, the Association is claiming a payment of 5 million Euros for damages, 10 000 Euros for costs and costs of suit. We are in the process of preparing a defense against this action.

Competition tribunal case
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
On September 6, 2007, the Competition Tribunal imposed an administrative penalty of R691.8 million against Mittal Steel.
Mittal Steel filed its Notice of Appeal with the Competition Appeal Court challenging the decision of the Competition Tribunal. The hearing of the appeal took place on October 23 and 24, 2008 and judgment has been postponed.
Litigation regarding environmental issues
On August 2, 2006 and September 4, 2006, two virtually identical applications were brought against the Company and its directors for relief under the MPRDA, by the Legal Resources Centre on behalf of the residents of two communities, Davidsonville and Kagiso, who reside adjacent to tailings deposition sites of the now dormant Durban Deep mine, and at West Wits mine, respectively. Whilst no financial compensation is sought, the communities are seeking orders for the revision of the EMPs of both sites, and for the sites to be rehabilitated and closed in accordance with the standards of the MPRDA. Whilst we are challenging the sustainability of the legal basis on which the claims have been brought, as well the extent of the relief sought we have:
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
The settlement negotiations have not been successful. We have filed our answering affidavits and are awaiting the
Applicants’ replying affidavits.
Legal proceedings relating to an agreement to sell Durban Deep’s mine village
We concluded an agreement with M5 on July 21, 2005, pursuant to which M5, against payment of a non-refundable fee of
R1.5 million, was granted an option to acquire Durban Deep’s mine village for R15.0 million. On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases
Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them.
Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On
December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. On April
25, 2008 the case was postponed by the High Court. A new date has not yet been set.
ITEM 4A. UNRESOLVED STAFF COMMENTS
not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company's financial condition and results of operations for the historical period covered by the financial statements and management's assessment of factors and trends which are anticipated to have a material effect on the Company's financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the
International Accounting Standards Board (IASB). Our discussion contains forward looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.
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

5A. OPERATING RESULTS
Business overview
We are a South African gold mining company engaged in underground and surface gold mining, including exploration, extraction, processing and smelting. We have operations comprising underground and surface retreatment operations, including the requisite infrastructure and metallurgical processing plants. Our operations are currently located in South Africa, but during fiscal 2008 we also had operations in Papua New Guinea, which were sold.
During the fiscal years presented in this Annual Report we divide our worldwide operations into two geographic regions, based on revenue generated from the location of the seller, as follows:
•      South Africa comprising the deep-level Blyvoor and ERPM operations, in addition to the surface retreatment operations at Crown and the Ergo and Elsburg Joint Ventures (“South African Operations”).
•      Australasia comprising Tolukuma and a 20% interest in the unincorporated Porgera Joint Venture, or Porgera
(“Australian Operations”). On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007, we sold our entire shareholding in Emperor, which includes Tolukuma, to several institutional investors.
In fiscal 2008, the South African Operations accounted for 96% of our total production and a R141.2 million net profit after tax. The Australasian Operations accounted for 4% of our total production and a net loss after tax of R85.3 million.
Exploration activities are undertaken only in South Africa
From 1895 to 1997, our principal mining operation was the Durban Deep mine. Up to 1999, our general growth strategy was to acquire existing under-performing mines in South Africa at relatively low acquisition costs, and turn them into profitable business units by introducing low-cost mining methods and reducing costs through employing our experience in managing marginal gold mines to more efficiently utilize existing infrastructures. From 1999 to 2006 our focus was to expand our operations outside of South Africa by acquiring lower cash cost and higher margin mines than those in South Africa, through the acquisition of Tolukuma, our 20% interest in Porgera and our 78.9% interest in Emperor (Vatukoula). With the recent exit from our
Australasian operations our strategy has now changed to refocus on our operations in South Africa and in particular on the expansion of our surface retreatment operations. We are currently using the proceeds we received from the disposal of our
Australasian operations to stabilize our mature underground mining operations, to expand our retreatment of surface tailings to recover gold, and to pursue our program of brownfields exploration in South Africa.
An increase in revenue from our continuing operations, mainly due to a higher gold price, and a profit arising from the disposal of our discontinued operations has resulted in an improvement of our results for fiscal 2008 in comparison to fiscals 2007 and 2006. We had R846.1 million in cash and cash equivalents as at June 30, 2008, primarily as a result of the disposal of our
Australasian Operations, and we are able to fund our short- and medium term projects from this cash.
As at June 30, 2008, we had Ore Reserves of approximately 4.5 million ounces, compared to 4.8 million ounces as at
June 30, 2007. The decrease in our Ore Reserves was primarily as a consequence of depletion and the discontinued operations in
Australasia.
Key drivers of our operating results and principal factors affecting our operating results
The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:
•      The price of gold, which fluctuates widely in Rands;
•      The tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
•      The cost of producing that gold as a result of mining efficiencies; and
•      General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations particularly in South Africa.

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
The following table indicates the movement in the Dollar gold spot price for the 2008, 2007 and 2006 fiscal years:
2008 fiscal year
2007 fiscal year
% change
Opening gold spot price on July 1, .................................. $651 per ounce $599 per ounce 9%
Closing gold spot price on June 30, ................................. $930 per ounce $651 per ounce 43%
Lowest gold spot price during the fiscal year .................. $648 per ounce $561 per ounce 16%
Highest gold spot price during the fiscal year.................. $1,011 per ounce $691 per ounce 46%
Average gold spot price for the fiscal year ...................... $821 per ounce $638 per ounce 29%
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
2006 fiscal year
2005 fiscal year
% change
Opening gold spot price on July 1, .................................. $437 per ounce $396 per ounce 10%
Closing gold spot price on June 30, ................................. $599 per ounce $437 per ounce 37%
Lowest gold spot price during the fiscal year .................. $418 per ounce $387 per ounce 8%
Highest gold spot price during the fiscal year.................. $726 per ounce $454 per ounce 60%
Average gold spot price for the fiscal year ...................... $526 per ounce $421 per ounce 25%
A significant upward trend in the Dollar gold price has been noted over the past four fiscal years. Our production has been sourced from our South African Operations and Australasian Operations, therefore during those four fiscal years the impact of the relevant exchange rates has been significant on our operating results. The average gold price in Rand and Australian Dollars has shown the following movements:
Rand gold price (based on average prices for the year) increased from R3,377 per ounce, in fiscal 2006, to R4,605 per ounce in fiscal 2007 (a 36% increase from fiscal 2006) and R6,003 per ounce in fiscal 2008 (a 30% increase from fiscal 2007).
•      Australian gold price (based on average prices for the year) increased from A$705 per ounce, in fiscal 2006, to
A$812 per ounce in fiscal 2007 (a 15% increase from fiscal 2006) and A$914 per ounce in fiscal 2008 (13%
increase from fiscal 2007).
Based on our latest forecast gold price of R246,326 for fiscal 2009, a 10% increase in the Rand gold price received will increase our forecast profit after taxation by R184.2 million and a 10% decrease in the Rand gold price received will decrease our profit after taxation by R153.6 million.

Gold production and operating costs
Attributable gold production from our continuing operations totaled 308,005 ounces during fiscal 2008, in comparison to
334,496 ounces in fiscal 2007, and 315,976 ounces in fiscal 2006. Our discontinued operations (comprising Tolukuma, Porgera,
Vatukoula and the North West Operations) recorded production of 13,427 ounces in fiscal 2008, 142,661 ounces in fiscal 2007 and 211,425 ounces in fiscal 2006.
Our costs and expenses consist primarily of operating costs, royalties and depreciation. Operating costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of gold. Labor is the largest component of operating costs, constituting 41% of operating costs for fiscal 2008, as the majority of our mining operations are deep level underground mines which are more labor intensive.
At our continuing South African Operations, production decreased from 334,496 ounces in fiscal 2007, produced from
14.8 million tonnes milled at an average yield of 0.70g/, to 308,005 ounces in fiscal 2008, produced from 14.8 million tonnes milled at an average yield of 0.65g/t. Production increased from 315,976 ounces in fiscal 2006, produced from 12.3 million tonnes milled at an average yield of 0.80g/t, to 334,496 ounces in fiscal 2007. During fiscal 2008, the average Rand gold price strengthened by 30%, creating an opportunity to mine ore grades that were previously seen to be unprofitable
Blyvoor produced 141,172 ounces from 4.4 million tonnes milled at an average yield of 1.00g/t in fiscal 2008, in comparison with 151,269 ounces from 4.4 million tonnes milled at an average yield of 1.07g/t in fiscal 2007 and 159,693 ounces, produced from 4.3 million tonnes milled at an average yield of 1.15g/t in fiscal 2006. The decrease in production at Blyvoor resulted from lower grades being mined due to a decision taken to move out of seismically active areas.
Crown produced 87,354 ounces from 8.2 million tonnes milled at an average yield of 0.33g/t in fiscal 2008, in comparison with 103,011 ounces from 8.4 million tonnes milled at an average yield of 0.38g/t in fiscal 2007 and 75,959 ounces, produced from 6.2 million tonnes milled at an average yield of 0.38g/t in fiscal 2006. The lower grade at Crown reflects diminishing reserves of higher grade material available, which resulted in lower production.
ERPM produced 79,479 ounces from 2.2 million tonnes milled at an average yield of 1.14g/t in fiscal 2008, in comparison with 80,216 ounces from 2.0 million tonnes milled at an average yield of 1.23g/t in fiscal 2007 and 80,324 ounces, produced from 1.8 million tonnes milled at an average yield of 1.37g/t in fiscal 2006. The decrease in production at ERPM also resulted from lower grades being mined.
General economic factors
As at October 31, 2008, all our operations are in South Africa and we are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.
Effect of exchange rate fluctuations
For the year ended June 30, 2008, approximately 95% of our total revenues were generated from South African
Operations, and approximately 5% of our total revenues were generated from our Australasian Operations. In fiscal 2008, most of our operating costs were denominated in Rand and we derived all of our revenues in Dollars. Fiscal 2008 was marked by volatility in the Dollar and an overall weakening in the Rand-Dollar exchange rate. As the price of gold is denominated in Dollars and we realize our revenues in Dollars, the depreciation of the Dollar against the Rand reduces our profitability, whereas the appreciation of the Dollar against the Rand increases our profitability. Based upon average rates during the respective years, the Rand weakened by 1% against the Dollar in fiscal 2008, compared to fiscal 2007 and weakened by 12% in fiscal 2007 compared to fiscal 2006. This has led to an increase of 30% in the average Rand gold price in fiscal 2008 and an increase of 36% in fiscal
2007.
As an unhedged gold producer we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our operations or to continue the development of some or all of our projects. Our weighted average cash costs per kilogram for our continuing operations was R156,891 per kilogram of gold produced in fiscal 2008, R126,406 per kilogram of gold produced in fiscal 2007 and R101,362 per kilogram of gold produced in fiscal 2006. The average gold price received, from continuing operations, was R192,472 per kilogram of gold produced in fiscal 2008, R147,516 per kilogram of gold produced in fiscal 2007 and R112,665 per kilogram of gold produced in fiscal 2006.

Effect of inflation
In the past, our operations have been materially adversely affected by inflation. As we are unable to control the prices at which our gold is sold, if there is a significant increase in inflation in South Africa, without a concurrent devaluation of the local currency or an increase in the price of gold, our costs will increase, negatively affecting our operating results.
The local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or
CPIX, are set out in the table below:
ear ended June 30,
2008
(%)
2007
(%)
2006
(%)
CPIX (inflation rate) ...................................................................................................................... 11.6 6.4 4.3
The South African CPIX inflation rate increased significantly in fiscal 2008 and as at October 31, 2008, it was at 13%.
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
The MPRD Act makes reference to royalties being payable to the South African government in terms of the Royalty Bill.
The fourth draft of the Royalty Bill was promulgated in Parliament on August 14, 2008 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. It is estimated that the formula could translate to a royalty rate of more than 2% of revenue in terms of current pricing assumptions. The latest proposal results in a large increase from the 1.5% rate proposed in the second draft in 2006. The royalty is to become effective on
May 1, 2009, if the Royalty Bill is passed by Parliament in its current form.

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
The following is a description of acquisitions and dispositions completed by us since July 1, 2005:
DRDGOLD SA
On July 6, 2005, we signed a Memorandum of Understanding with Khumo Bathong Holdings (Pty) Limited, or KBH, regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations. The purpose of the transaction was to bring us into full compliance with the 10-year, 26% black economic empowerment equity requirement as stipulated in the Mining
Charter of South Africa.
On July 20, 2005, we acquired from the IDC, all the debt which it held against Crown and ERPM for a consideration which was settled through the issue of 4,451,219 of our ordinary shares, which at the date of issue, represented approximately
R28.9 million.
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
On November 18, 2005, we subscribed for R31.8 million new Khumo Gold preference shares. The proceeds from these preference shares were used by Khumo Gold to settle an existing loan to KBH of R7.9 million, subscribe for R4.1 million new preference shares in ERPM, subscribe for R2.7 million new preference shares in Crown, subscribe for R3.9 million new preference shares in Blyvoor and subscribe for an initial 15% of the issued ordinary shares in DRDGOLD SA for R13.2 million. Khumo Gold was granted an option, exercisable over three years, to acquire a further 11% interest in DRDGOLD SA for a cash consideration of
R9.3 million. This further equity tranche included a 6% stake to be placed in a new employee trust.
On December 11, 2006, Khumo Gold exercised the option and acquired from us a further 50,000 ordinary shares in
DRDGOLD SA for a total cash consideration of R4.3 million. After exercising the option, Khumo Gold's shareholding in
DRDGOLD SA increased to 20%. In addition, Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of R5.1 million. After exercising the option, the trust's shareholding in DRDGOLD SA is 6%. Furthermore, Khumo Gold and the employee trust subscribed for
R11.2 million new preference shares in ERPM, subscribed for R1.7 million new preference shares in Crown and subscribed for
R2.7 million new preference shares in Blyvoor. We financed the transaction through the subscription of a further R11.4 million preference shares in Khumo Gold and by extending a loan to the employee trust of R13.6 million.
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
On July 27, 2007, DRDGOLD shareholders at a general meeting approved the disposal by Emperor of its 20% interest in the Porgera Joint Venture to a subsidiary of Barrick for a purchase consideration of $250.0 million and the grant of an option to
Barrick or its nominee to subscribe for 153,325,943 shares in Emperor. Emperor shareholders also approved the disposal and a capital distribution of A$0.05 per Emperor share to Emperor shareholders by way of a capital return out of the surplus cash realized from the disposal, at a general meeting held on July 30, 2007. The sale transaction was completed on August 17, 2007, for a final cash consideration of R1.9 billion ($255.0 million), which included interest, and subsequently Emperor retired all its debt facilities. The capital distribution was completed on September 3, 2007.
              On October 22, 2007, we sold our entire interest in Emperor for R355.8 million (A$55.9 million) to 26 institutional investors with each acquired between 0.4% and 21.6% of the shares.
Top Star Dump
On August 28, 2006, we concluded an agreement with Anglo Gold Ashanti to purchase the remaining extent of Erf 1 Park
Central Township, better known as The Top Star Dump in central Johannesburg for an amount of R8.0 million. In addition, a further
R28.4 million was spent on the infrastructure required to process the dump. The Top Star Dump has been evaluated geostatistically by us and reviewed independently by Coffey Mining and has a probable reserve of 5.2 Mt, at a grade of 0.775 g/t.
On August 30, 2006, the Provincial Heritage Resources Authority of Gauteng, or PHRAG, published a notice in the
Gauteng Provincial Gazette in terms of which the dump was provisionally protected for a period of two years. We lodged an appeal against the decision to issue the protection order, and on October 30, 2007 the PHRAG withdrew the protection order.
On August 21, 2008 a Mining Right was granted for gold recovery over the Top Star Dump, in favor of Crown by the
Department of Minerals and Energy with effect from August 21, 2008. The mining right for the Top Star Dump has been granted until August 20, 2013.
Ergo and Elsburg Joint Ventures
On June 7, 2007, we and Mintails announced the formation of the Ergo Joint Venture between Mintails SA and DRDGOLD
SA. Following discussions initiated in the first quarter of 2007, the Ergo Joint Venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA contributed one fully refurbished carbon-in-leach, or CIL, circuit at the Brakpan plant and DRDGOLD SA contributed the Elsburg tailings complex, comprising approximately 180 Mt of tailings. This part of the project, previously referred to as Phase 1 of the Ergo Joint Venture, was subsequently established under the Elsburg Gold
Mining Joint Venture, or Elsburg Joint Venture. Mintails SA and DRDGOLD SA, through their subsidiaries, initially owned 50% of the Elsburg Joint Venture and the Ergo Joint Venture.
On August 6, 2007, the parties to the Ergo Joint Venture entered into a sale of assets agreement with Anglo Gold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of Ergo for a consideration of R42.8 million. These assets will be operated by the Ergo Joint Venture for its own account, under the Anglo Gold Ashanti authorizations, until new order mining rights have been obtained. These assets, comprising servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material, provide a platform to consolidate these tailings assets with the Elsburg tailings.
On November 26, 2007, we announced that DRDGOLD SA signed a binding term sheet with Mintails SA, which provided for significant expansion of the joint venture through:
•      the planned refurbishment of all infrastructure at the Brakpan plant, to increase capacity from one CIL gold recovery circuit to a plant capable of processing tailings for the recovery of gold, uranium and sulphuric acid; and
•      substantially increasing available tailings material from 180 Mt to up to 1,700 Mt, by securing rights over tailings dumps and slimes dams in the region.

Additional agreements were concluded on November 14, 2007 for:
•      the acquisition by the Ergo Joint Venture of additional tailings properties and the Withok deposition complex from Anglo
Gold Ashanti for a payment of R45.0 million and assumption of rehabilitation obligations; and
•      the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some
105 Mt, from Pamodzi Gold Limited. The Grootvlei properties form part of the Mintails SA contribution to the expanded
Ergo Joint Venture.
The acquisition of the Withok deposition site provides the expanded Ergo Joint Venture with considerable additional deposition capacity commensurate with the substantial increases in capacity for tailings material and processing. The expanded Ergo
Joint Venture is conducting a feasibility study, which is expected to be completed in the final quarter of calendar 2009, to refurbish and reopen the full Brakpan plant, which historically produced gold, uranium and sulphuric acid
Phase 1 of the expanded Ergo Joint Venture involves the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15Mt of tailings a year, for the recovery of some 75,000 ounces of gold a year. Phase 2, for which we are currently completing a feasibility study, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants. The expanded Ergo Joint Venture is managed by Crown, which has treated more than 200Mt of sand and slime and produced approximately 2.8 million ounces of gold through its plants.
On September 29, 2008, DRDGOLD SA acquired a further 15% interest in the Elsburg Joint Venture from Mintails SA resulting in DRDGOLD SA, which holds its interest through its subsidiary, ERPM, holding a 65% interest and Mintails SA a 35%
interest in the joint venture. In addition, Mintails has granted DRDGOLD SA a conditional option to acquire a further 11.4%
interest in the Elsburg Joint Venture. The 50:50 interests of DRDGOLD SA and Mintails in the Ergo Joint Venture were not affected by the acquisition and remained unchanged. The purchase consideration in respect of the acquisition was R100 million, which is to be re-invested by Mintails in the Elsburg Joint Venture and the Ergo Joint Venture. The effective date of the acquisition will be the date upon which it becomes unconditional. The option is exercisable between January 1, 2009 and January 15, 2009 at an exercise price of R75.9 million.
In terms of a binding heads of agreement dated December 8, 2008, DRDGOLD has agreed to acquire:
•      the remaining 35% interest (or 23.6% if the Elsburg option is exercised prior to implementation of the acquisition) held by Mintails, through its subsidiary Mogale Gold (Pty) Limited, in the Elsburg Joint Venture; and
•      all of the shareholder’s loans from the Mintails group to the Elsburg Joint Venture
The implementation of the acquisition will result in the DRDGOLD group holding 100% of the Elsburg Joint Venture.
The 50:50 interests of DRDGOLD SA and Mintails in the Ergo Joint Venture are not affected by the acquisition. The purchase consideration in respect of the acquisition is R177.0 million, which is to be settled in cash. In the event that the Elsburg option is exercised prior to the implementation of the acquisition, the parties have agreed that the purchase price will be reduced by approximately R23.8 million in recognition of amounts that will have been paid by the DRDGOLD group on exercise of the
Elsburg option. The effective date of the acquisition is December 8, 2008, although the risk and title in respect of the acquisition only passes to the DRDGOLD group on completion of the acquisition.
Other
We concluded an agreement with M5 Developments (Pty) Limited, or M5, on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million, was granted an option to acquire Durban Deep’s mine village for R15.0 million. On the exercise of the option, the option fee would be deemed part payment of the purchase consideration.
On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-
emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be first offered to be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases
Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an appearance to defend. A trial date was allocated by the High Court of South Africa for April 25,
2008 but was postponed. A new date has not yet been set.
              On September 17, 2008, our wholly-owned subsidiary, DRD (Offshore) Limited, sold all of its shares in G.M. Network
Limited, or GoldMoney, to other GoldMoney shareholders. The cash consideration in respect of the disposal amounted to
R23.8 million ($2.9 million). GoldMoney is a company that holds the rights, patents and other intellectual property of
GoldMoney.com, which is a product specializing in digital gold currency. We previously held a 50.25% shareholding in Net-Gold
Services Limited, which was converted on March 10, 2008 into a 12.3% shareholding in GoldMoney.

Key financial and operating indicators
The financial results for the years ended June 30, 2008, 2007 and 2006 below are stated in accordance with IFRS as issued by the IASB.
We consider the key performance measures for the growth of our business and its profitability to be gold revenue, production, operating costs, cash costs per kilogram and total costs per kilogram, capital expenditure and Ore Reserves. The following table presents the key performance measurement data for the past three fiscal years:
Operating data
1
Continuing operations
Year ended June 30,
2008
2007
2006
Revenues (R'000)......................................................................................................................... 1,843,912    1,534,777 970,604
Gold production (ounces) ........................................................................................................... 308,005 334,496 276,971
Gold production (kilograms)....................................................................................................... 9,580 10,404 8,615
Revenue (R/kilogram).................................................................................................................. 192,472 147,516 112,665
Operating costs (R'000) ............................................................................................................. 1,503,015    1,315,126 873,235
Cash costs (R/kilogram)
2
............................................................................................................ 156,891 126,406 101,362
Total costs (R/kilogram)
3
............................................................................................................ 183,488 146,921 121,333
Capital expenditure (R'000) ....................................................................................................... 251,180 139,428 90,351
Ore Reserves (ounces) ............................................................................................................... 4,510,000     4,739,000    5,351,000
Discontinued operations
4
1
For part of fiscal 2006 the operating data excludes our 40% share of our equity accounted associate Crown, which owned
ERPM, and our 39.52% investment in Emperor, prior to these entities becoming subsidiaries. The operating data includes our 20%
attributable interest in the proportionately consolidated Porgera Joint Venture.
2
Cash costs per kilogram is a non-IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.: “Operating
Results.”
3
Total costs per kilogram is a non-IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.: “Operating
Results.”
4
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold
Emperor. As a result we report the Porgera, Tolukuma and Emperor information as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.
Year ended June 30,
2008
2007
2006
Revenues (R'000)........................................................................................................................ 674,928 629,390
Gold production (ounces) .......................................................................................................... 13,427 142,661 185,087
Gold production (kilograms)...................................................................................................... 417 4,435 5,757
Revenue (R/kilogram)................................................................................................................. 213,992 152,182 109,327
Operating costs (R'000) ............................................................................................................ 124,437 719,996 509,853
Cash costs (R/kilogram)
2
......................................................................................................... 298,410 162,344 88,562
Total costs (R/kilogram)
3
.......................................................................................................... 631,149 435,485 88,785
Capital expenditure (R'000) ...................................................................................................... 47,572 173,606 172,935
Ore Reserves (ounces) ..............................................................................................................                    - 108,000    2,151,000

Revenue
Revenue is derived from the sale of gold. The following table analyzes the revenue per operation:
Year ended June 30,
2008
R'000
2007
R'000
2006
R'000
Continuing operations
Blyvoor .......................................................................................................................         848,230 694,612 538,841
Crown
1
........................................................................................................................          528,625 472,842 206,546
ERPM
1
........................................................................................................................          467,057 367,323 225,217
Total ..........................................................................................................................       1,843,912
1,534,777
970,604
Discontinued operations
2
Porgera Joint Venture .................................................................................................
-
328,094 419,156
Vatukoula....................................................................................................................
-
121,962 15,804
Tolukuma....................................................................................................................            89,235 224,872 194,430
Total .........................................................................................................................             89,235
674,928
629,390
Revenue from continuing operations increased from R1,534.8 million in fiscal 2007 to R1,843.9 million in fiscal 2008.
This increase was a consequence of the higher average gold price received by us of R192,472 per kilogram of gold produced, compared to R147,516 per kilogram of gold produced in fiscal 2007. The increase in revenue was marginally offset by production problems experienced at Blyvoor and ERPM, which resulted in production decreasing from 334,496 ounces in fiscal 2007 to
308,005 ounces in fiscal 2008.
For fiscal 2007, revenue from continuing operations increased from R970.6 million in fiscal 2006 to R 1,534.8 million, with the average gold price received by us increasing to R147,516 per kilogram of gold produced in fiscal 2007, compared to
R112,665 per kilogram of gold produced in fiscal 2006 and production increasing from 276,971 ounces in fiscal 2006 to 334,496 ounces in fiscal 2007. The increase in revenue was as a result of the higher gold price and increased production from our South
African Operations.
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From that date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as associates.
2
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold
Emperor. As a result we report the Porgera, Tolukuma and Emperor information as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

Gold production
The following table analyzes the attributable production per operation:
Production in Year ended June 30
2008
2007
2006
Ounces
Kilograms
Ounces
Kilograms
Ounces
Kilograms
Continuing operations
Blyvoor ......................................................          141,172
4,391 151,269 4,705 159,693 4,967
Surface operations........................................ 37,359 1,162 40,798 1,269 39,515 1,229
Underground operations.............................. 103,813 3,229 110,471 3,436 120,178 3,738
Crown
1
........................................................           87,354
2,717 103,011 3,204 75,959 2,363
ERPM
1
........................................................            79,479
2,472 80,216 2,495 80,324 2,498
Surface operations........................................ 22,667 705 22,153 689 20,325 632
Underground operations............................... 56,812 1,767 58,063 1,806 59,999 1,866
Total attributable production ..................
308,005
9,580
334,496
10,404
315,976
9,828
Attributable production of associates..........                    -
-
-
-
(39,005) (1,213)
Total South African Operations .............
308,005
9,580
334,496
10,404
276,971
8,615
Discontinued operations
2
Porgera Joint Venture .................................. - - 71,570 2,226 128,238 3,989
Vatukoula..................................................... - - 26,910 837 28,397 883
Tolukuma....................................................            13,427
417 44,181 1,372 54,790 1,704
Total Australasian Operations
13,427
417
142,661
4,435
211,425
6,576
For fiscal 2008, our total attributable gold production from continuing operations decreased by 26,491 ounces, or 8%, to
308,005 ounces from 334,496 ounces produced in fiscal 2007.
At Blyvoor, total production declined by 7% to 141,172 ounces from 151,269 ounces in fiscal 2007, reflecting a 6%
decrease in gold from the underground operations to 103,813 ounces from 110,471 ounces in fiscal 2007 and an 8% drop in gold from surface sources to 37,359 ounces from 40,798 ounces in fiscal 2007. The loss of seven production shifts underground because of a stoppage imposed by the DME’s Safety Inspectorate in October following two fatalities; the impact of power cuts by
Eskom in January when five production days were lost; and a one-day illegal strike during May all contributed toward the lower production recorded.
At Crown, there was a 15% reduction in gold production to 87,354 ounces from 103,011 ounces in fiscal 2007 mainly because of a decline in yield, from 0.38g/t in fiscal 2007 to 0.33 g/t in fiscal 2008. This is a reflection of the ever-diminishing reserves of higher grade material available. There was also a 2% decrease in throughput to 8,235,000 tonnes from 8,405,000 tonnes in fiscal 2007.
At ERPM, although there was a slight increase in throughput to 2,162,000 tonnes from 2,022,000 tonnes in fiscal 2007, there was a marginal decrease of 1% in total gold production to 79,479 ounces from 80,216 ounces in fiscal 2007. Production was affected by Eskom’s power cuts and the breakdown of a compressor at the No. 5 ice plant during the third quarter of fiscal 2008, the negative impact on the operations of four days of violence believed to be directed at foreign workers in communities close to the mine and to the cessation of mining of the unprofitable 73 and 74 long walls during the last quarter of the year.
or fiscal 2007, our total attributable gold production from continuing operations increased by 18,520 ounces, or 6%, to
334,496
ounces from 315,976 ounces produced in fiscal 2006.
1
For part of fiscal 2006 the operating data excludes our 40% share of our equity accounted associate Crown, which owned ERPM prior to these entities becoming subsidiaries. The operating data includes our 20% attributable interest in the proportionately consolidated Porgera Joint Venture
2
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold
Emperor to 26 institutional investors drawing a close to our mining investments in Australasia. As a result we report the 2008,
2007 and 2006 information relating to Porgera, Tolukuma, and Vatukoula information as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

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
Cash costs
1
and total costs
2
per kilogram
Our operational focus is to increase production, improve productivity and reduce costs. For fiscal 2008, cash costs from our continuing operations increased to R156,891 per kilogram of gold from R126,406 per kilogram of gold in fiscal 2007. Total costs from our continuing operations increased to R183,488 per kilogram of gold from R146,921 per kilogram of gold in fiscal 2007. The increase in cash costs per kilogram of gold produced in fiscal 2008 was due to price increases in key consumables (labor, consumables and electricity) and lower production.
In fiscal 2007, the cash costs per kilogram from our continuing operations increased by 25%, from R101,362 per kilogram to R126,406 per kilogram, compared to fiscal 2006. The increase in cash costs per kilogram of gold produced in fiscal 2007 was due to price increases in key consumables (labor, consumables and electricity).
econciliation of cash costs per kilogram, total costs and total costs per kilogram
Cash costs of production include costs for all mining, processing, administration, royalties and production taxes, but exclude depreciation, depletion and amortization, rehabilitation, retrenchment costs, corporate administration costs and exploration costs. Cash costs per kilogram are calculated by dividing operating costs by kilograms of gold produced. Cash costs per kilogram have been calculated on a consistent basis for all periods presented.
Total operating costs include cash costs of production, depreciation, depletion and amortization and the accretion of rehabilitation, reclamation and closure costs.
Total costs, as calculated and reported by us, include total operating costs, plus other operating and non-operating income, finance expenses and other operating and non-operating costs, but exclude taxation, minority interest, equity in loss from associates and the cumulative effect of accounting changes. These costs are excluded as the mines do not have control over these costs and they have little or no impact on the day-to-day operating performance of the mines. Total costs per kilogram are calculated by dividing total costs by kilograms of gold produced. Total costs and total costs per kilogram have been calculated on a consistent basis for all periods presented.
Cash costs per kilogram, total costs and total costs per kilogram are non - IFRS financial measures that should not be considered by investors in isolation or as alternatives to operating costs, net profit/(loss) attributable to ordinary shareholders, profit/(loss) before tax and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per kilogram, total costs and total costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that cash costs per kilogram, total costs and total costs per kilogram are useful indicators to investors and management of an individual mine's performance and of the performance of our operations as a whole as they provide:
•     an indication of a mine’s profitability and efficiency;
•      the trend in costs;
•      a measure of a mine's margin per kilogram, by comparison of the cash costs per kilogram by mine to the price of gold;
and
•      a benchmark of performance to allow for comparison against other mines and mining companies.
reconciliation of operating costs to total costs, cash costs per kilogram and total costs per kilogram, for each of the three years in the period ending June 30, 2008, is presented below. In addition, we have also provided below details of the amount of gold produced by each mine for each of those periods.
1
Cash costs per ounce is a non - IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.: “Operating
Results.”
2
Total costs per ounce is a non - IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.: “Operating
Results.”

For the year ended June 30, 2008
(in R'000, except as otherwise noted)
Continuing Operations
Discontinued Operations
Blyvoor
Crown
ERPM
Other
1
Total South
African
Operations
Other-
Offshore
 Operations
1
Total
Continuing
 Operations
Porgera
2
Tolukuma
2
Other
1 2
Total
discontinued
operations
Operating costs
3
...............................................
697,281 362,237 428,255
15,242    1,503,015
-
1,503,015
-
107,381 17,056
124,437
Plus:
Depreciation..................................................... 22,671 20,548 25,269 589
69,077
-
69,077
-
348 506
854
Retrenchment costs.......................................... - - 5,528 5,816
11,344
-
11,344
-
- -
-
Movement in provision for environmental
rehabilitation.................................................... 959 20,334 10,976 (2,098)
30,171
-
30,171
-
3,868 151
4,019
Movement in gold in progress ......................... (14,374) (1,354) 485 -
(15,243)
-
(15,243)
-
9,675 384
10,059
Total operating costs........................................
706,537 401,765 470,513
19,549 1,598,364
-    1,598,364
-
121,272 18,097
139,369
Plus:
Loss on derivative instruments ........................ - - - -
-
-
-
-
- 433
433
Impairments..................................................... - - 69,804 (5,889)
63,915
-
63,915
-
46,718 -
46,718
Administration expenses and general costs ..... 17,333 12,294 17,622 30,083
77,332
2,107
79,439
1,985
9,898 8,201
20,084
Finance income................................................ (5,960) (10,796) (2,716) (64,754)
(84,226)
(7,749)
(91,975)    (195,970)
375 192,555
(3,040)
Finance expenses ............................................  67,232 25,926 4,360 18,118
115,636
(7,568)
108,068
(7,144)
(4,745) 71,514
59,625
Total costs .........................................................
785,142 429,189 559,583
(2,893)    1,771,021      (13,210)    1,757,811    (201,129)
173,518 290,800
263,189
Gold produced (ounces)..................................... 141,172 87,354 79,479
308,005
-
308,005
-
13,427 -
13,427
Gold produced (kilograms) ................................ 4,391 2,717 2,472
9,580
-
9,580
-
417 -
417
Cash costs per kilogram (R per kilogram) ......... 158,798 133,322 173,242
156,891
-
156,891
-
257,508 -
298,410
Total costs per kilogram (R per kilogram)......... 178,807 157,964 226,369
184,866
-
183,488
-
416,110 -
631,149
1
Relates to other non-core operating entities within the Group.
2
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold Emperor. On March 30, 2008 we disposed of our 50.25%
shareholding in NetGold Services Limited (Netgold). As a result we report the Porgera, Tolukuma, Emperor and Netgold information as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.
3
Operating costs equate to cash costs of production.

For the year ended June 30, 2007
(in R'000, except as otherwise noted)
Continuing Operations
Discontinued Operations
Blyvoor
Crown
ERPM
Other
1
Total
South
African
Operations
Other-
Offshore
Operatio
ns
1
Total
Continuing
Operations Porgera
2
Vatukoula
2
Tolukuma
2
Other
1 2
Total
discontinued
operations
Operating costs
3
...............................................
602,871      343,476    358,716
10,063   1,315,126
-
1,315,126     235,525      175,815
277,191
    31,465
719,996
Plus:
Depreciation..................................................... 21,451 28,080 13,766 608
63,905
-
63,905      28,510
45,410
32,110
8,997
115,027
Retrenchment costs.......................................... - - 73 865
938
-
938
- 19,934
138
6,435
26,507
Movement in provision for environmental
rehabilitation....................................................
5,350 9,198 1,516 3,888
19,952
-
19,952
- -
-
-
-
Movement in gold in progress .........................
296 589 (3,760) -
(2,875)
-
(2,875)    (31,146)
21,382 (4,616) -
(14,380)
Total operating costs........................................
629,968     381,343     370,311 15,424
1,397,046
-    1,397,046    232,889      262,541
304,823     46,897
847,150
Plus:
Loss on derivative instruments ........................ - - - -
-
-
-
-
36,898
-     13,954
50,852
Impairments..................................................... - 15,588 3,829     (13,529)
5,888
25
5,913
-
      807,160
64,968 5
872,133
Administration expenses and general costs ..... 15,747 17,181 17,761 25,519
76,208    33,069
109,277      27,401
9,440
33,750    30,118
100,709
Finance income................................................ (6,069) (1,665) (670) 5,060
(3,344)   (4,564)
(7,908)   (13,380)
6,935
(6,180)    (8,590)
(21,215)
Finance expenses ............................................. 4,830 2,356 9,458 2,825
19,469
4,767
24,236     22,008
(8,637)
29,452    38,924
81,747
Total costs .........................................................
644,476     414,803     400,689
35,299   1,495,267    33,297   1,528,564   268,918    1,114,337
426,813   121,308     1,931,376
Gold produced (ounces)..................................... 151,269     103,011 80,216
-      334,496
-
334,496     71,570
26,910
44,181
-
142,661
Gold produced (kilograms) ................................ 4,705 3,204 2,495 -
10,404
-
10,404
2,226 837
1,372
-
4,435
Cash costs per kilogram (R per kilogram) ......... 128,134     107,202    143,774 -
126,406
-
126,406   105,806      210,054
202,034
-
162,344
Total costs per kilogram (R per kilogram)......... 136,977     129,464    160,597
-     143,720
-
146,921   120,808   1,331,347
311,088 -
435,485
1
Relates to other non-core operating entities within the Group.
2
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold Emperor. On March 30, 2008 we disposed of our 50.25%
shareholding in NetGold Services Limited (Netgold). As a result we report the Porgera, Tolukuma, Emperor and Netgold information as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.
3
Operating costs equate to cash costs of production.

For the year ended June 30, 2006
(in R'000, except as otherwise noted
Continuing Operations
Discontinued Operations
Blyvoor
Crown
ERPM  Other
1
Total South
African
Operations
Other-
Offshore
Operations
1
Total
Continuing
Operations Porgera
2
Vatukoula
2
Tolukuma
2
Other
1 2
Total
discontinued
operations
Operating costs
3
...............................................
495,779    176,894     191,803     8,760
873,236
-
873,235     239,348
59,084      222,476   (11,055)
509,853
Plus:
Depreciation and amortization......................... 21,763 15,031 17,635 320
54,749
-
54,749
64,376
6,075 25,262 170
95,883
Retrenchment costs.......................................... - - - 984
984
-
984
-
4,642 - -
4,642
Movement in provision for environmental
rehabilitation....................................................
(5,245) 30,189 (6,082)      9,439
28,301
-
28,301
11,196
144 2,288 (2,860)
10,768
Movement in gold in progress .........................
2,023 (434) 53 -
1,642
-
1,642
12,076
(7,288)
(9,936) -
(5,148)
Total operating costs
514,320    221,680     203,409   19,503
958,912
-      958,912     326,996
62,657     240,090     (13,745)
615,998
Plus:
Loss on derivative instruments ........................ - - - (37)
(37)
-
(37)
-
(28,365)
- (6,212)
(34,577)
Impairment of assets........................................ - - - (44,073)
(44,073)
(44,073)
-
- -     (74,465)
(74,465)
Administration expenses and general costs ..... 16,000 7,849 10,308   21,134
55,291
(7,130)
48,161
50,618
8,523 28,823 (4,742)
83,222
Finance income................................................ 4,522 (394) (192)   (9,610)
(5,674)
(4,892)
    (10,566)
(562)
6,657 (324)    (98,503)
(92,732)
Finance expenses ............................................. 9,484 1,881 12,855   69,421
93,641
(752)
92,889
5,607
      (1,416)
4,893 4,603
13,687
Total costs .........................................................
544,326    231,016     226,380   56,338     1,058,060     (12,774)   1,045,286     382,659
48,056      273,482   (193,064)
511,133
Gold produced (ounces)..................................... 159,693 56,000 61,278 -
276,971
-
276,971     128,238
2,059 54,790 -
185,087
Gold produced (Kg) ........................................... 4,967 1,742 1,906 -
8,615
-
8,615
3,989
64 1,704 -
5,757
Cash costs per kilogram (R per Kg)................... 99,815    101,546     100,631 -
101,362
-
101,362
60,002
923,188      130,561
-
88,562
Total costs per kilogram (R per Kg) .................. 109,587    132,615    118,772 -
122,816
-
121,333
95,929
750,875     160,494
-
88,785
1
Relates to other non-core operating entities within the Group.
2
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold Emperor. On March 30, 2008 we disposed of our 50.25%
shareholding in NetGold Services Limited (Netgold). As a result we report the Porgera, Tolukuma, Emperor and Netgold information as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.
3
Operating costs equate to cash costs of production.

Capital expenditure
During fiscal 2008, total capital expenditure relating to continuing operations was R251.1 million, compared to
R139.4 million in fiscal 2007, an increase of 80%. Capital expenditure increased, mainly due to R74.8 million spent specifically on the WAP project at Blyvoor, infrastructural improvements of R30.1 million at ERPM, R42.1 million towards the installation of new pipelines, reclamation of the 3L2 Dump, and Top Star at Crown, and installation and development of infrastructure at the Ergo
Joint Venture at a cost of R104.1 million. For a detailed discussion on capital expenditure see item 4D: “Property, Plant and
Equipment”
During fiscal 2007, total capital expenditure relating to continuing operations was R139.4 million, compared to
R90.4 million in fiscal 2006, an increase of 54%. Capital expenditure increased, mainly due to R68.5 million spent on opening up and development related to implementation of the new mine plan at Blyvoor, infrastructural improvements of R40.6 million at
ERPM and R30.0 million towards the installation of new pipelines and reclamation of the 3L2 Dump at Crown.
ubsequent to June 30, 2008 and up to October 31, 2008 we spent R168.3 million on capital expenditure.
Ore Reserves
As at June 30, 2008, our Ore Reserves from continuing operations were estimated at 4.5 million ounces, as compared to approximately 4.7 million ounces at June 30, 2007, representing a 5% decrease. Excluding the effect of depletion, our Ore Reserves increased by 0.1 million ounces, or 2%. As at June 30, 2007, our Ore Reserves from continuing operations were estimated at
4.7 million ounces, as compared to approximately 5.4 million ounces at June 30, 2006, representing a 13% decrease for fiscal 2007.
Excluding the effect of depletion, our Ore Reserves decreased by 0.3 million ounces, or 6%.
We seek to increase our Ore Reserves through development and to acquire additional new Ore Reserves through acquisitions.
Year ended June 30,
2008
2007
2006
Ounces
Kilogram
s
Ounces
Kilograms
Ounces      Kilograms
‘000
‘000
‘000
Continuing operations
Blyvoor ..................................................................... 3,332 103,650 3,886 120,877 4,300 133,749
Crown
1
...................................................................... 350 10,883 371 11,561 225 6,988
ERPM
1
...................................................................... 767 23,866 482 14,986 826 25,704
Ergo Joint Venture ...................................................                61
1,906 - - -
Total Ore Reserves from continuing operations
4,510
140,305
4,739
147,424
5,351
166,441
Discontinued operations
Porgera Joint Venture
2
..............................................                  -
- - - 1,278
39,726
Tolukuma.................................................................. - - 108 3,354 195 6,061
Vatukoula
3
............................................................... - - - - 678 21,102
Total Ore Reserves from discontinued
operations ..............................................................
-
-
108
3,354
2,151
66,889
Our Ore Reserves presented in Item 4B.: “Business Overview” and above are prepared using three year average gold prices at the time of reserve determination. In fiscal years 2007 and 2006 the Company presented Ore Reserves based upon the prevailing gold price at fiscal year end, instead of a three year average price. For purposes of our financial statements, depreciation and impairment of property, plant and equipment is determined based upon our "recoverable minerals", which means proven and probable ore reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year.
Accordingly, the change in gold price used to determine our Ore Reserves presented in Item 4B.: “Business Overview”, did not have any impact on our financial statements.
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From this date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as associates.
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
•   Property, plant and equipment
•   Impairment of property, plant and equipment
•   Deferred income and mining taxes
•   Reclamation and environmental costs
•   Post-retirement medical benefits
•   Financial instruments
Management has discussed the development and selection of each of these critical accounting policies with the Board of
Directors and the Audit Committee, both of which have approved and reviewed the disclosure of these policies. Our significant accounting policies are described in more detail in note 27 to the consolidated financial statements. Refer to Item 18.: ‘‘Financial statements’’. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18.: ‘‘Financial statements’’.
Property, plant and equipment
Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Depreciation is calculated on a mine-by-mine basis using the units of production method. Under the units of production method, we estimate the depreciation rate based on actual production over total
Proven and Probable Ore Reserves of the particular mine, which are calculated using our life of mine business plans and a gold price at the end of each financial year. This rate is then applied to actual costs capitalized to date to arrive at the depreciation expense for the period. Proven and Probable Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves. Changes in management’s estimates of the quantities of economically recoverable reserves impact depreciation on a prospective basis. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management’s estimate of the total Proven and Probable Ore Reserves would impact the depreciation charges recorded in our consolidated financial statements. The prevailing market price of gold at the end of the financial year was R117,055, R154,437 and
R208,287 per kilogram for the fiscal years ended June 30, 2006, 2007 and 2008, respectively.
Impairment of property, plant and equipment
The carrying amounts of assets, other than inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term “recoverable minerals” means proved and probable ore reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R117,055, R154,437 and R208,287 per kilogram for the fiscal years ended June 30, 2006, 2007 and 2008, respectively. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets, or the cash-
generating unit. An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in the income statement.
The recoverable amount of property, plant and equipment is generally determined utilizing discounted future cash flows. We also consider such factors as our market capitalization, the quality of the individual orebody and country risk in determining the recoverable amount. During fiscal 2008, R116.5 million was recorded as an impairment and during fiscal 2007 and 2006,
R872.1 million and Rnil, respectively, were recorded as an impairment by applying these principles. In fiscal 2008, we calculated the recoverable amount based on updated life-of-mine business plans, a gold price of R235,000 per kilogram in year one escalating at
11% per annum, and a discount rate of 20%. At a 10% lower gold price received of R211,500 per kilogram, a further impairment of
R45.7 million would have been raised against ERPM’s consolidated underground assets.

Deferred income and mining taxes
Deferred taxation is recognized using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.
The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows. We consider all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors included proven profitability of Crown and Blyvoor, cost restructuring at ERPM and a higher gold price.
Where necessary, we apply an uncertainty factor to adjust the amount recognized. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. As at June 30, 2008 we recognized a deferred tax asset of R81.6 million, (June 30, 2007: Rnil, and June 30, 2006: Rnil). The amount recognized at June, 30 2008 is based on a future gold price received of R235,000 per kilogram in year one, escalating at an average of 11% per annum. At a 10% lower gold price received of R211 500 per kilogram, the deferred tax asset will reduce by R32.5 million.
eclamation and environmental costs
The provision for environmental rehabilitation represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognized and included within mining properties. Provisions for environmental rehabilitation are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the obligation is included in the income statement. Estimated future costs of environmental rehabilitation are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the relevant asset. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on our environmental management plans in compliance with current technological, environmental and regulatory requirements.
An average discount rate of 11.0%, average inflation rate of 8.9% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (fiscal 2007: discount rate of 9.1% and inflation rate of 6.4%,fiscal 2006: discount rate of 8.6% and inflation rate of 4.9%) . During fiscal 2008 we acquired the environmental rehabilitation liability to the amount of R 75, 5 million relating to the Ergo Joint Venture and disposed of a liability to the amount of R15.8 million that related to the disposal of Emperor. Charges to the income statement for the environmental rehabilitation of R34.2 million, R20.0 million and R39.1 million were raised in fiscal 2008, 2007 and 2006, respectively. Unwinding of the provisions amounting to R4.7 million, R3.3 million and R7.0 million was recorded in fiscal 2008, 2007 and 2006, respectively.
In South Africa, annual contributions are made to dedicated Rehabilitation Trust Funds, which are to be used to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.
ost-retirement medical benefits
Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. We have an obligation to provide medical benefits to certain of our pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. Actuarial gains and losses are included in determining net income or loss.
Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, income at retirement, retirement age, spouse age gap, continuation at retirement and proportion married at retirement. At June 30, 2008 a provision of R21.5 million (June 30, 2007: R19.0 million, June 30, 2006: R16.8 million) for post-retirement medical benefits has been raised. During fiscal 2008, we expensed R2.5 million (2007: R2.2 million; 2006: R2.9 million) relating to these post-
retirement medical benefits. While we believe that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may have an impact on earnings in the periods where the changes in the assumptions occur.

Financial instruments
Financial instruments recognized on the balance sheet include investments, derivative financial instruments, trade and other receivables, cash and cash equivalents, long- and short-term interest-bearing borrowings, trade and other payables, and bank overdrafts. Financial instruments are initially recognized at fair value and include any directly attributable transaction costs, except those financial instruments measured at fair value through profit or loss.
Of the value of the financial instrument cannot be obtained from an active market, we have established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, refined to reflect the issuer’s specific circumstances.
Operating results
Comparison of financial performance for the fiscal year ended June 30, 2008 with fiscal year ended June 30, 2007
Revenue
The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2008 in comparison to fiscal 2007:
Impact of change in volume
R’000
Total
revenue
2007   Acquisitions
Internal
growth/
(decline)
Impact of
change in
price
Net
change
Total
revenue
2008
Blyvoor ......................................................... 694,612 - (46,357) 199,975 153,618 848,230
Crown ........................................................... 472,842 - (71,871) 127,654 55,783 528,625
ERPM ........................................................... 367,323 - (3,386) 103,120 99,734 467,057
Total Operations ........................................
1,534,777
-
(121,614)
430,749      309,135
1,843,912
Revenue for fiscal 2008 increased by R309.1 million, or 20%, to R1,843.9 million, primarily due to the higher gold price received. The average gold price received by us increased from R147,516 per kilogram in fiscal 2007 to R192,472 per kilogram in fiscal 2008.
perating costs
The following table illustrates the year-on-year change in operating costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2008 in comparison to fiscal 2007:
Impact of change in volume
R’000
Total
operating
costs
2007   Acquisitions
Internal
growth/
(decline)
Impact of
change in
costs
Net
change
Total
operating
costs
2008
Blyvoor ......................................................... 602,871 - (40,234) 134,644 94,410 697,281
Crown ........................................................... 343,476 - (52,207) 70,968 18,761 362,237
ERPM ........................................................... 358,716 - (3,307) 72,846 69,539 428,255
Other
1
............................................................ 10,063 - - 5,179 5,179 15,242
Total .............................................................       1,315,126
-
(95,748)
283,637     187,889    1,503,015
1
Relates to non-operating entities within the Group.

The following table lists the major components of operating costs for each of the years set forth below:
Years ended June 30,
Costs
2008
2007
Labor.............................................................................................................................................. 41% 39%
Contractor services ........................................................................................................................ 11% 18%
Inventory........................................................................................................................................ 25% 29%
Electricity and water...................................................................................................................... 13% 14%
As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of operating costs. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal
2008 increased by 14% to R1,503.0 million compared to operating costs of R1,315.1 million in fiscal 2007. This increase was primarily attributable to higher costs of labor, steel, fuel, electricity and water at all the operations.
At Blyvoor operating costs increased from R602.9 million in fiscal 2007 to R697.3 million in fiscal 2008, with a decrease in volume from 151,269 ounces to 141,172 ounces produced, due to the loss of seven production shifts underground because of a stoppage imposed by the DME’s Safety Inspectorate in October following two fatalities; the impact of power cuts by Eskom in
January when five production days were lost; and a one-day illegal strike during May. Operating costs at Crown were R362.2 million in fiscal 2008, compared to R343.5 million in fiscal 2007. At ERPM operating costs increased from R358.7 million in fiscal 2007 to
R 428.3 million in fiscal 2008.
Rehabilitation provision and amounts contributed to environmental trust funds
As of June 30, 2008, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
R381.3 million as compared to R282.6 million at June 30, 2007. The increase in fiscal 2008 related to the acquisition of the environmental rehabilitation liability to the amount of R 75.5 million relating to the Ergo Joint Venture and the disposal of a liability to the amount of R15.8 million that related to the disposal of Emperor. A movement in the rehabilitation provision of R34.2 million
(fiscal 2007: R20.0 million) and an unwinding of the discount of R4.7 million was recorded in fiscal 2008 (fiscal 2007:
R3.3 million).
total of R110.8 million was invested in our various environmental trust funds as at the end of fiscal 2008, as compared to R75.8 million for fiscal 2007. The increase is attributable to investment growth and additional contributions made during the year under review. The shortfall between the trust funds and the estimated provisions is expected to be financed by ongoing financial contributions over the remaining production life of the respective mining operations.
Depreciation
Depreciation charges relating to our continuing operations were R69.1 million for fiscal 2008 compared to R63.9 million for fiscal 2007. The increase is mainly attributable to an increase in capital expenditure in recent years.
Retrenchment costs
Retrenchment costs relating to our continuing operations increased to R11.3 million in fiscal 2008 from R0.9 million for fiscal 2007. In fiscal 2008, these costs related to retrenchments made at ERPM at a cost of R5.5 million, retrenchment costs at
DRDGOLD SA, at a cost of R0.9 million, and retrenchment costs at our corporate head office, at a cost of R4.9 million.
Retrenchment costs increased in fiscal 2008 due to a cost reduction initiatives implemented during the year.
mpairments
In fiscal 2008, an impairment relating to the underground mining assets at ERPM amounting to R69.8 million was recorded. The impairment was due to the recoverable amount represented by the value in use of these assets being less than their carrying amount This compares to an impairment of R5.9 million in fiscal 2007 which was recorded against preference shares held in Khumo Gold and a loan to our employee trust.
Administration expenses and general costs
              The administration expenses and general costs relating to our continuing operations decreased in fiscal 2008 to
R79.4 million as compared to R109.3 million in fiscal 2007, a decrease of R29.9 million. The decrease was mainly due to our ongoing focus on reducing corporate costs and the disposal of Emperor.

Finance income
Finance income from our continuing operations increased from R7.9 million in fiscal 2007 to R92.0 million in fiscal
2008. The majority of the increase in fiscal 2008 related to interest received on our significantly higher cash and cash equivalents in fiscal 2008 compared to fiscal 2007.
inance expenses
Finance expenses from our continuing operations increased from R24.2 million in fiscal 2007 to R108.1 million in fiscal
2008. A net loss on the re-measurement of financial liabilities carried at amortized cost of R83.7 million in fiscal 2008 was the main reason for the increase.
Income tax
The net tax benefit relating to our continuing operations of R68.3 million for fiscal 2008 comprises a current taxation charge of R13.3 million and a deferred tax benefit of R81.6 million. This compares to a current taxation charge of R0.3 million and Secondary Tax on Companies of R0.4 million in fiscal 2007. The increase in the deferred tax benefit was as a result of the recognition of estimated tax losses at our operations which were not recognized previously.
Profit on disposal of discontinued operations
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick. The total consideration for the transaction was R1.9 billion ($255.0 million) which was paid in cash. We recognized a profit on disposal of Porgera of R1.1 billion. The effective date of the transaction was April 1, 2007.
The sale of our 78.72% interest in Emperor was concluded on October 22, 2007 for a total consideration of R355.8 million (A$56.0 million). We recognized a profit on disposal of R103.4 million.
On March 30, 2008 we disposed of our 50.25% shareholding in NetGold and in exchange for our shareholding in
NetGold obtained a 12.3% stake in GoldMoney. A profit of R13.4 million was recognized on this disposal.
Comparison of financial performance for the fiscal year ended June 30, 2007 with fiscal year ended June 30, 2006
Revenue
The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2007 in comparison to fiscal 2006:
Impact of change in volume
R’000
Total
revenue
2006     Acquisitions
Internal
growth/
(decline)
Impact of
change in
price
Net
change
Total
revenue
2007
Blyvoor ......................................................... 538,841 - (28,423)
184,194     155,771
694,612
Crown
1
.......................................................... 206,546 - 173,304
92,992     266,296
472,842
ERPM
1
.......................................................... 225,217 - 69,660
72,446     142,106
367,323
Total .............................................................
970,604
-
214,541
349,632     564,173    1,534,777
Revenue for fiscal 2007 increased by R564.2 million, or 58%, to R1,534.8 million, due to an increase in production and a higher gold price received. The average gold price received by us increased from R112,665 per kilogram in fiscal 2006 to
R147,516 per kilogram in fiscal 2007.
1
With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From this date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as associates.

Operating costs
The following table illustrates the year-on-year change in operating costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2007 in comparison to fiscal 2006:
Impact of change in
volume
R’000
Total
operating
costs
2006   Acquisitions
Internal
growth/
(decline)
Impact of
change in
costs
Net
change
Total
operating
costs
2007
Blyvoor ......................................................... 495,779 - (26,151) 133,243 107,092 602,871
Crown ........................................................... 176,894 - (209,104) 375,686 166,582 343,476
ERPM ........................................................... 191,803 - (220,722) 387,635 166,913 358,716
Other ............................................................. 8,760 - - 1,303 1,303 10,063
Total .............................................................
873,236
-
(455,977)
897,867
441,890    1,315,126
The following table lists the major components of operating costs for each of the years set forth below:
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
Electricity....................................................................................................................................... 14% 12%
As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of operating costs in that region. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2007 increased by 51% to R1,315.1 million compared to operating costs of R873.2 million in fiscal 2006. This increase was primarily due to Crown and ERPM being consolidated with effect from December 1, 2005, when we acquired 60%
of these operations. Previously we owned 40% of Crown and ERPM, which were treated as associates.
At Blyvoor operating costs increased from R495.8 million in fiscal 2006 to 602.9 million in fiscal 2007, with a decrease in volume from 159,693 ounces to 151,269 ounces produced, due to the new, “lower grade, higher volume” mine plan to address safety concerns arising from increasing levels of seismicity in the high-grade area of the mine’s No. 5 Shaft. Operating costs at
Crown were R343.5 million in fiscal 2007, compared to R176.9 million in fiscal 2006. At ERPM operating costs increased from
R191.8 million in fiscal 2006 to 358.7 million in fiscal 2007.
Rehabilitation provision and amounts contributed to environmental trust funds
As of June 30, 2007, we estimated our total rehabilitation provision, being the discounted estimate of future costs, to be
R282.6 million as compared to R322.3 million at June 30, 2006. In fiscal 2007, a movement in the rehabilitation provision of
R20.0 million (fiscal 2006: R39.1 million) and an unwinding of the discount of R3.3 million was recorded (fiscal 2006:
R7.0 million). During fiscal 2007 R61.6 million was transferred to non-current liabilities held for sale.
total of R75.8 million was invested in our various environmental trust funds as at the end of fiscal 2007, as compared to R60.4 million for fiscal 2006. The increase is attributable to investment growth and additional contributions made during the year under review. The shortfall between the trust funds and the estimated provisions is expected to be financed by ongoing financial contributions over the remaining production life of the respective mining operations.
Depreciation
Depreciation charges relating to our continuing operations were R63.9million for fiscal 2007 compared to R54.7 million for fiscal 2006. The increase is mainly attributable to an increase in capital expenditure in recent years
Retrenchment costs
Retrenchment costs relating to the continuing operations amounted to R0.9 million for fiscal 2007 compared with
R1.0 million for fiscal 2006. In fiscal 2007, these costs related to retrenchments made at our corporate head office.

Impairments
In fiscal 2007 an impairment of R5.9 million was recorded against preference shares held in Khumo Gold and a loan to our employee trust. In fiscal 2006, net reversals of impairments on various loans amounted to R44.0 million.
Administration expenses and general costs
The administration expenses and general costs from continuing operations increased in fiscal 2007 to R109.3 million compared to R48.2 million in fiscal 2006, an increase of R61.1 million. The increase is mainly due to the consolidation of Crown and ERPM’s corporate costs for a full year in fiscal 2007.
Finance income
Finance income from our continuing operations decreased from R10.6 million in fiscal 2006 to R7.9 million in fiscal
2007. The decrease was as a result of lower interest received in fiscal 2007.
inance expenses
Finance expenses from continuing operations decreased from R92.9 million in fiscal 2006 to R24.2 million in fiscal
2007. The majority related to an unrealized foreign exchange loss of R43.6 million recognized in fiscal 2006 compared to a gain of R14.0 million in fiscal 2007.
Income tax
The net tax expense relating to the continuing operations of R0.7 million for fiscal 2007 comprises a current taxation charge of R0.3 million and Secondary Tax on Companies of R0.4 million. This compares to a current taxation charge of
R1.3 million in fiscal 2006.
Profit from discontinued operations, net of taxes
On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. After a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine was placed on a care and maintenance program. On March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine to Westech Gold (Pty) Limited for
A$1.00, realizing a profit of R90.9 million.

5B. LIQUIDITY AND CAPITAL RESOURCES
Operating activities
Net cash of R182.6 million was generated by operating activities for fiscal 2008 as compared to cash generated by operating activities of R2.3 million for fiscal 2007 and cash utilized by operating activities of R53.4 million for fiscal 2006. During fiscal 2008, the net working capital movement represented an inflow of cash of R19.0 million, compared to an inflow of R99.2 million in fiscal
2007. Cash generated from operating activities improved significantly as a result of the disposal of Emperor along with our loss-
making foreign operations.
Investing activities
Net cash generated from investing activities amounted to R1,531.0 million in fiscal 2008 compared to R316.3 million utilized in fiscal 2007 and R238.9 million utilized in fiscal 2006.
In fiscal 2008, cash generated from investing activities mainly consisted of a cash inflow on disposal of Porgera, net of cash disposed, of R1,936.7 million, cash outflow on disposal of Netgold and Emperor, net of cash disposed, of R121.7 million along with capital expenditure of R286.7 million (including discontinued operations) and contributions to environmental trust funds of
R26.5 million. Cash utilized in investing activities during fiscal 2007, included capital expenditure of R313.0 million (including discontinued operations). In fiscal 2006, cash utilized in investing activities included R45.3 million received on acquisition of ERPM,
Crown and Emperor, net of cash acquired, R4.0 million cash outflow on disposal of Stand 752 Parktown Extension (Pty) Ltd, net of cash disposed and capital expenditure of R263.3 million (including discontinued operations)
.
Total capital expenditure for fiscal 2008 was R286.7 million (including discontinued operations). Capital expenditures were predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant continuing capital projects for fiscal 2008 included:
•      Ore Reserve development specifically for the WAP project at Blyvoor at a cost of R74.8 million;
•      Installation of new pipelines, 3L2 dump reclamation and Top Star at Crown at a cost of R42.1 million;
•      Ore Reserve development and improvement of infrastructure at ERPM at a cost of R30.1 million;
•      Installation and development of infrastructure at ERGO at a cost of R104.1 million.
Total capital expenditure for fiscal 2007 was R313.0 million (including discontinued operations). Capital expenditures were predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant continuing capital projects for fiscal 2007 included:
•      Ore Reserve development, pipeline and PLC (Programmable logic controller) upgrades, new mobile cooling units and the
WAP project at Blyvoor at a cost of R68.5 million;
•      Installation of new pipelines, 3L2 Dump reclamation and new buttresses at Crown at a cost of R30.0 million;
•      Ore Reserve development and improvement of infrastructure at ERPM at a cost of R40.6 million;
•      Upgrading of Philip Shaft infrastructure and Ore Reserve development at Vatukoula at a cost of R66.4 million; and
•      Contributions to the West Wall refurbishment at Porgera of R27.4 million
Total capital expenditure for fiscal 2006 was R263.3 million (including discontinued operations). Capital expenditures were predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant continuing capital projects for fiscal 2006 included:
•      Ore Reserve development at Blyvoor at a cost of R56.7 million;
•      Installation of new mills at Crown’s Knights Plant at a cost of R31.5 million;
•      Improvement of infrastructure at ERPM at a cost of R13.5 million;
•      Initial phase of the upgrading of Philip Shaft infrastructure, the replacement of outdated underground equipment and the improved underground environmental control at Vatukoula at a cost of R33.4 million; and
•      Contributions to the West Wall refurbishment at Porgera of R101.6 million.
We anticipate increasing our capital expenditure in fiscal 2009 by about 19% from our capital expenditure for fiscal 2008 on continuing operations. We expect to incur R299.7 million of capital expenditure on mining equipment and development, upgrading existing underground operations and upgrading current metallurgical plants as follows:
•      Blyvoor – R95.9 million;
•      Crown - R55.7 million;
•      ERPM - R22.9 million;
•      ERGO Mining Joint Venture - R125.2 million.

Financing activities
Net cash outflow from financing activities was R840.0 million in fiscal 2008 compared to R98.7 million in fiscal 2007. In fiscal 2006 the net cash inflow from financing activities was R452.3 million.
During fiscal 2008, we issued 6,229,607 shares for proceeds of R30.3 million. Of these shares, we issued 5,800,000 shares to Investec raising R28.0 million in settlement of financing facilities and a portion of the Convertible Loan Notes and 429,607 shares to the share option scheme for a consideration of R2.3 million.
During fiscal 2007, we issued 50,306,903 shares for proceeds of R315.6 million. Of these shares, we issued 50,132,575 shares to Investec raising R314.6 million in settlement of financing facilities and 174,328 shares to the share option scheme for a consideration of R1.0 million.
During fiscal 2006, we issued 23,829,030 shares for proceeds of R203.3 million. Of these shares, we issued 17,815,945 shares to Investec raising R163.0 million in settlement of financing facilities and 629,009 shares to the share option scheme for a consideration of R3.5 million. In addition we issued 4,451,219 shares to the IDC for loans we acquired from them for R28.9 million, which the IDC previously held with Crown and ERPM. Furthermore, 932,857 shares were issued as payment for consulting services rendered of R7.9 million.
Borrowings and funding
Our external sources of capital include the issuance of debt, bank borrowings and the issuance of equity securities, which include the following:
Effective July 31, 2007 and March 1, 2008, Ergo Mining (Pty) Limited entered into two separate loan facilities, amounting to R85.3 million, with AngloGold Ashanti Limited for the purchase of the remaining movable and immovable assets of Ergo. The facilities are repayable in equal monthly installments over 23 and 19 months, respectively. The loans bear interest at the prime lending rate, which was 15.5% at June 30, 2008. The loan is secured over the assets that were purchased from AngloGold Ashanti
Limited.
On September 13, 2006, we entered into a R257.0 million facility with Investec (Mauritius). We drew down
R242.4 million under this facility for the purpose of repaying the Senior Convertible Notes. At June 30, 2007, we had repaid a portion of this amount by issuing 39,518,327 ordinary shares to the value of R213.8 million. The facility attracted interest at the three-month LIBOR plus 3% and was secured by DRD (Offshore)'s shares in Emperor Mines Limited. The loan agreement prohibited the Company from disposing of or further encumbering the secured assets and the facility was renewable. The loan was repayable within 12 months after year end. On July 18, 2007 we repaid this facility by issuing 5,800,000 of our ordinary shares to the total value of R28.0 million.
As at June 30, 2008 we had no bank borrowing facilities in place.
Anticipated funding requirements and sources
At June 30, 2008, we had cash and cash equivalents of R846.1 million, and positive working capital (defined as current assets less current liabilities) of R761.8 million, compared to cash and cash equivalents of R105.4 million and negative working capital of R179.7 million at June 30, 2007 and cash and cash equivalents of R488.9 million and negative working capital of
R312.2 million at June 30, 2006. At October 31, 2008, our cash and cash equivalents were R 644.5 million.
Our management believes that existing cash resources, net cash generated from operations will be sufficient to meet our anticipated commitments for fiscal 2009 as described above.
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
5D. TREND INFORMATION
During the first quarter of fiscal 2009, we produced 70,861 ounces at average cash costs of R188,967 per kilogram from our continuing operations. Gold production from our continuing operations for the second quarter of fiscal 2009 is expected to be lower, due to the suspension of drilling and blasting at ERPM in this quarter. As a result, cash costs for the second quarter of fiscal 2009 may be higher than that achieved during the first quarter of fiscal 2009.
For the full year fiscal 2009, we are forecasting gold production from our continuing operations of approximately 285,000 ounces at cash costs of approximately R186,656 per kilogram, based on an exchange rate assumption of approximately $1.00/R9.55.
Our ability to meet the full year’s production target could be impacted by, amongst other factors, seismicity, power shortages, lower grades, restructuring of ERPM and safety-related stoppages. We are also subject to cost pressures due to increases in labor costs;
increases in crude oil, steel, electricity and water prices; unforeseen changes in ore grades and recoveries; unexpected changes in the quality or quantity of reserves; unstable or unexpected ground conditions and seismic activity; technical production issues;
environmental and industrial accidents; gold theft; environmental factors; and pollution, which could adversely impact the forecasted cash costs for fiscal 2009.
5E. OFF-BALANCE SHEET ARRANGEMENTS
The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purposes entities or unconsolidated affiliates.
5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Payments due by period
Total
Less than
1 year
Between
1-3 years
Between
3-5 years
More than
5 years
R’000
R’000
R’000
R’000
R’000
Long-term loans (including interest)......................................... 28,488 26,095 2,393 - -
Purchase obligations – contracted capital expenditure
1
............. 79,366 79,366 - - -
DRDGOLD SA Employment share trust (including interest) . 237,065 60,577 - 147,044 29,444
Environmental rehabilitation, reclamation and closure costs
2
... 381,252 - 63,852 - 317,400
Total contractual cash obligations.......................................
726,171
166,038
66,245
147,044-
346,844
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2008, our board consisted of seven directors and as of June 30, 2007, six directors. With effect from August 21, 2008, our board increased to eight directors.
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
Executive Director
John William Cornelius Sayers (62) Chief Executive Officer. Mr. J.W.C. Sayers was appointed as Chief Financial Officer on September 5, 2005. He has almost 40 years’ financial experience, most recently as Financial Director of Nampak Limited, from
1996 to 2004, and as Financial Director of Altron Limited, from 1989 to 1996, with a Bachelor of Science (Hons) degree in
Econometrics and Statistics. Mr. J.W.C. Sayers qualified as a chartered accountant in both England and South Africa. On December
11, 2006, Mr. J.W.C. Sayers was appointed as Chief Executive Officer with effect from January 1, 2007. Mr. J.W.C. Sayers’ contract comes to an end on December 31, 2008, at which time he will retire. Mr. J.W.C. Sayers will be succeeded by Mr. Daniel Johannes
Pretorius, who will take over as CEO on January 1, 2009.
Daniel Johannes Pretorius (41) Chief Executive Officer Designate. Mr. D.J. Pretorius was appointed as Chief Executive
Officer Designate on August 21, 2008. Mr. Pretorius holds a B.Proc, LLB degree and was appointed Group Legal counsel for the
Company in February 2003. He has 15 years’ of experience in the mining industry. He was appointed as Chief Executive Officer of
DRDGOLD SA in July 2006 and is also a director of Rand Refinery Limited. Mr. D.J. Pretorius will succeed Mr. J.W.C. Sayers as
CEO on January 1, 2009.
Craig Clinton Barnes (38) Chief Financial Officer. Mr. C.C. Barnes joined the Company in August 2004 as Group Financial
Accountant. A Chartered Accountant, he has a B.Comm degree from the University of the Witwatersrand, or Wits University, and a
B.Com Honors degree from the University of South Africa, or Unisa. Prior to joining the Company, he was head of financial reporting for Liberty Group Limited and he has over ten years’ financial experience. He was appointed as Chief Financial Officer of
DRDGOLD SA in July 2006 and as Chief Financial Officer of DRDGOLD on May 5, 2008.
Non-Executive Directors
Geoffrey Charles Campbell (47). Mr. G.C. Campbell was appointed as Non-Executive Director in 2002, as a Senior
Independent Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on a gold mine in Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the Merrill Lynch Investment Manager’s Gold and General Fund, one of the largest gold mining investment funds.
He was also Research Director for Merrill Lynch investment Managers. Mr. G.C. Campbell is Managing Director of Boatlaunch
Limited and a director of Oxford Abstracts. On June 26, 2006, he was appointed Non-Executive Chairman of Emperor Mines
Limited. He resigned as Non-Executive Chairman of Emperor Mines Limited on November 1, 2007, and on March 11, 2008 as a
Non-Executive Director when Emperor Mines Limited merged with Intrepid Mines Limited.
Robert Peter Hume (68). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. He has forty three years'
experience in the auditing field of which the last nineteen years were spent as a partner in the East London (South Africa) office of
KPMG. Since retirement in 1999, he has spent nine years as an investment manager at Sasfin Frankel Pollak in East London.
Mr. R.P. Hume is also a director of King Consolidated Holdings Limited.

Douglas John Meldrum Blackmur (64). Professor D.J.M. Blackmur was appointed as a Non-Executive Director in
October 2003. He holds a PhD in industrial relations from the University of Queensland and has a career which spans more than
35 years, primarily in the fields of management, corporate governance and research. He currently holds the position of Professor
Extraordinary at the University of the Western Cape. Professor Blackmur is also the chairman of the Parliamentary Constituency
Office Management Committee of the South African Deputy Minister of Foreign Affairs and a foundation member of the Ports
Regulator of South Africa. At the Annual General Meeting, or AGM, held at the company’s registered offices on November 28,
2008, the ordinary resolutions set out in the Notice of AGM, dated September 22, 2008, the resolution relating to the re-election of
Professor D.J.M Blackmur as a director was withdrawn. In terms of article 93 (b) of the company’s Articles of Association, Professor
Blackmur therefore ceased to be director of the company with effect from November 28, 2008. On December 4, 2008, the directors of
DRDGOLD, at a special meeting, resolved not to reappoint Professor Blackmur to the board.
James Turk (61). Mr. J. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of
G.M. Network Limited (GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George
Washington University with a BA degree in International Economics in 1969, he has specialized in international banking, finance and investments. After starting his career with Chase Manhattan Bank (now J.P. Morgan Chase) he joined RTB, Inc., the private investment and trading company of a prominent precious metals trader in 1980. He moved to the United Arab Emirates in 1983 as
Manager of the Commodity Department of the Abu Dhabi Investment Authority. Since resigning from this position in 1987, he has written extensively on money and banking.
Edmund Jeneker (46). Mr. E.A. Jeneker was appointed a Non-Executive Director on November 1, 2007. He is a trained accountant and over the past 10 years specialized in business strategy and general management. He is the General Manager: Retail
Bank at ABSA Bank Limited. Prior to joining ABSA Bank he was the Western Cape Regional Manager at Deloitte and Touche
Chartered Accountants, where he was responsible for International trade and Investments in the Tax Division. He also headed up the
World Bank Competitiveness Fund in the Western and Eastern Cape and was Financial Controller: Corporate Finance at Mercantile
and General.
Senior Management
David Johannes Botes (51) Group Risk Manager. Mr. D.J. Botes (Dip Comm, HDip Tax) joined DRDGOLD on September
7, 1988 as Group Financial Manager. He was appointed Group Risk Manager on February 1, 2003. He has 25 years of financial management experience.
Jacob Hendrik Dissel (50) Group Financial Manager. Mr. J.H. Dissel (B Comm Hons) joined DRDGOLD as Group
Financial Manager in October 1999. He has 25 years’ experience in the mining industry
Themba John Gwebu (44) Executive Officer: Compliance. Mr. T.J. Gwebu (B Iuris, LLB, LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He was appointed to the position of
Company Secretary in April 2005 and Executive Officer: Compliance Officer on January 1, 2007.
Amanda Roxanne Hoosen (30) Manager Internal Audit and Compliance. Ms. A.R. Hoosen joined the Company in her current position in October 2004. She is a graduate in accounting and international business from Drexel University in the United
States, and a Certified Public Accountant. She was previously employed in the United States by Cox Enterprises Incorporated and
Ernst and Young, LLP.
Andrew Norman Weir (44) Executive Officer: Human Resources. Mr. A.N. Weir holds a B.Soc Sci degree and a diploma in advanced labor law, and he has also completed a Management Development Program, or MDP. He was appointed Group Strategic
Manager Human Resources on April 1, 2006 and Executive Officer: Human Resources on April 1, 2008. Mr. A.N. Weir has 20
years’ experience in the mining industry.
Henry Gouws (39) General Manager: Crown. Mr. H. Gouws graduated from Technicon Witwatersrand and obtained a
National Higher Diploma in Extraction Metallurgy in 1991. He completed a MDP in 2003 through Unisa School of Business
Leadership. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He has 20 years’
experience in the mining industry.
Kevin Peter Kruger (40) Regional Engineering Manager. Mr. K.P. Kruger holds a BSc degree in mechanical engineering from Wits University and joined the Company in 1994. Previously the Engineering Manager at the Company’s North West
Operations, he was appointed to his current position in April 2005.
Louis Charles Lamsley (60) Head of Properties Division. Mr. L.C. Lamsley who has a National Diploma in Metalliferous
Mining and a Mine Manager’s Certificate of Competency, was appointed to his current position in January 2008. He has 35 years’
experience in the gold mining industry, 27 years of which have been spent in management.

Hurwa Ben Nyirenda (45) General Manager: New Business and Strategic Liaison. Mr. H.B. Nyirenda joined the Company as Technical Services Manager at Blyvoor in May 2004, transferring to the company’s North West Operations as Production
Manager in October 2004. He has been the Head of New Business for DRDGOLD SA since January 2006 and was appointed
General Manager: New Business and Strategic Liaison on April 1, 2008. A graduate of the Camborne School of Mines, England, he holds a BSc (Hons) in Mining Engineering, an MSc in Mining Engineering from Wits University and an MBA from the Wits
Business School. A registered professional engineer with ECSA since 1998, he obtained his mine Manager’s certificate in 1995. He has 17 years’ experience in the mining industry, in both gold and diamond sectors. He has also worked in the field of financial management.
Cornelius Russouw (50) Executive Officer: Underground Operations. Mr. C. Russouw became General Manager at Blyvoor in September 2006. He was previously Mine Manager at Harmony Gold Mining Company Limited’s Virginia Operations and has
held various mining-related positions within Harmony and GenGold/Gold Fields, during a career spanning 27 years. He has a B Tech degree in mining engineering, a national diploma in Metalliferous Mining and a National higher diploma in Metalliferous Mining. He was appointed Executive Officer: Underground Operations on January 1, 2008.
Wayne Swanepoel (45) Regional Human Resources Manager. Mr. W. Swanepoel was appointed to his current position on
April 1, 2005. Previously, he was Human Resources Manager at Crown and Senior Human Resources Manager at Rand Mines’
Duvha Opencast Colliery. He holds a BA degree from Rhodes University and has completed an MDP in Labor Relations, both at
Unisa’s School of Business Leadership, and an advanced diploma in Labor Law at the University of Johannesburg. He has 18 years’
experience in the mining industry.
Charles Methley Symons (54) Executive Officer: Surface Operations. Mr. C.M. Symons was appointed General Manager
Crown in 1997 and to his current position in January 2006. He holds a Masters degree in Business Leadership and a B.Comm degree from Unisa, and he also has a National Diploma in Extractive Metallurgy. He was appointed Executive Officer: Surface Operations on January 1, 2008.
Phillip Watters (52) General Manager Projects. Mr. P. Watters joined the Company in 2002 and took up his current position on August 1, 2005. He was previously General Manager ERPM. Mr. P. Watters, who obtained a Mine Manager’s certificate in May
2004, has a total of 33 years experience in mining, 23 years of which were spent with Gold Fields and four with Anglo American. His career includes both production and project management experience.
David Whittaker (52) Regional Geologist. Mr. D. Whittaker (BSc (Hons), Dip Mining Engineering, Dip Engineering) joined
DRDGOLD in 1996 and took up his current position in April 2005. He has 26 years’ experience in the mining industry.
Changes in our Board of Directors and Executive Officers
The following changes occurred in our board of directors and executive officers from July 1, 2007 to October 31, 2008.
Appointments
Title
Date
E.A Jeneker Non-Executive Director November 1, 2007
T.L. Njobe Non-Executive Director December 14, 2007
C.C. Barnes Chief Financial Officer May 5, 2008
D.J. Pretorius Chief Executive Officer Designate August 21,2008
Resignations
Title
Date
T.L. Njobe Non-Executive Director February 20, 2008
J.H. Dissel Acting Chief Executive Officer and Alternate Director May 5, 2008

Directors' Terms of Service
The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2008:
Director
Title
Year first
appointed
Term of
current
office
Unexpired
term of
current office
J.W.C. Sayers Chief Executive Officer 2005 2 years 6 months
G.C. Campbell Non-Executive Director 2002 2 years 16 months
R.P. Hume Non-Executive Director 2001 2 years 3 months
D.J.M. Blackmur Non-Executive Director 2003 2 years 16 months
J. Turk Non-Executive Director 2004 2 years 4 months
C.C. Barnes Chief Financial Officer 2008 3 years 34 months
D.J. Pretorius Chief Financial Officer Designate 2008 3 years -
E.A. Jeneker Non-Executive Director 2007 2 years 16 months
There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.
6B. COMPENSATION
Our Articles of Association provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid for the year ended June 30, 2008 was
R12.0 million. Non-Executive Directors receive the flowing fees:
•    Base fee as Non-Executive Chairman of R900,000 per annum;
•    Base fee as Senior Independent Non-Executive of R450,000 per annum;
•    Base fee as Non-Executive Directors of R400,000 per annum;
•    Annual fee for Audit Committee Chairman of R40,000;
•    Annual fee for Audit Committee member of R20,000;
•    Annual fee for Nominations Committee Chairman of R15,000;
•    Annual fee for Nominations Committee member of R7,500;
•    Annual fee for the Chairman of Remco, Risco and Transco of R30,000 each;
•    Annual fee for members of Remco, Risco and Transco of R15,000 each;
•    Half-day fee for participating by telephone in special board meetings;
•    Daily fee of R15,000 and hourly rate of R2,000; and
•    The Chairman of the board to receive committee fees.
The following table sets forth the compensation for our directors for the year ended June 30, 2008:
Directors
Basic
salary/fees
(R'000)
Retirement
fund
contributions/
bonus/restraint
of
trade/expenses
(R'000)
Total
(R'000)
Share
option
scheme
gains
(R'000)
Executive
JWC Sayers ...................................................... 3,606 1,655 5,261 -
CC Barnes ........................................................ 388 - 388 -
Subtotal ...........................................................
3,994
1,655
5,649
-
Non-Executive
G.C. Campbell.................................................. 1,909 124 2,033 -
R. Hume ........................................................... 413 79 492 -
D.J.M. Blackmur.............................................. 585 79 664 -
J Turk................................................................ 441 80 521 -
EA Jeneker 238 - 238 -
Subtotal ...........................................................
3,586
362
3,948
-
Alternates
J.H. Dissel ........................................................
1,562
846
2,408
-
Subtotal ...........................................................
1,562
846
2,408
-
Total.................................................................
9,142
2,863
12,005
-
See also Item 6E.: “Share Ownership” for details of share options held by directors.

Compensation of senior management
Our senior management comprises its executive directors and executive officers. Under the JSE Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than Executive and Non-
Executive Directors. However, the aggregate compensation paid to senior management, excluding compensation paid to
Executive Directors, in fiscal 2008 was R35.0 million (fiscal 2007: R37.5 million), representing 21 executive officers in fiscal
2008 and 25 executive officers in fiscal 2007.
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
The Company’s executive directors, Mr. J.W.C. Sayers and Mr. C.C. Barnes, entered into agreements of employment with us, on January 1, 2007 and May 5, 2008 respectively. These agreements regulate the employment relationship with Messrs.
J.W.C. Sayers and C.C. Barnes. Mr. D.J. Pretorius entered into an agreement of employment with DRDGOLD South African
Operations (Pty) Limited on July 1, 2006.
Mr. J.W.C. Sayers receives from us a remuneration package of R3.5 million per annum. Mr. J.W.C. Sayers is eligible under his employment agreement, for an annual incentive bonus of up to 100% of his annual remuneration package in respect of each of two bonus cycles over the duration of his appointment, on condition that he achieves certain key performance indicators.
Mr. C.C. Barnes receives from us a remuneration package of R2.3 million per annum. Mr. C.C. Barnes is eligible under his employment agreement, for an incentive bonus of up to 50% of his annual remuneration package in respect of each of the three bonus cycles of 12 months each over the duration of his appointment, on condition that he achieves certain key performance indicators. As a further consideration for agreeing to remain in the employment of the company as set out in the agreement, the company will issue Mr. C.C. Barnes with, up to 50% of his annual package, share options in DRDGOLD Limited on an annual basis and on the third anniversary of this agreement a bonus payment equal to 30% of his annual package.
Mr. D.J. Pretorius receives from us a remuneration package of R2.6 million per annum. Mr. D.J. Pretorius is eligible under his employment agreement, for an incentive bonus of up to 50% of his annual remuneration package in respect of each of three bonus cycles of 12 months each over the duration of his appointment, on condition that he achieves certain key performance indicators. DRDGOLD shall issue Mr. D.J. Pretorius with 100,000 ordinary DRDGOLD shares or alternatively shall pay
Mr. D.J. Pretorius the cash value of 100,000 ordinary DRDGOLD shares reckoned at market value on the date that the conversion of mining rights of DRDGOLD’s South African operations is completed. As a further consideration for agreeing to remain in the employment of the company as set out in the agreement, the company will issue Mr. Pretorius with, up to 60% of his annual package, share options in DRDGOLD Limited on an annual basis and on the third anniversary of this agreement a bonus payment equal to 30% of his annual package.
Each service agreement with our directors provides for the provision of benefits to the director where the agreement is terminated by us in the case of our executive officers, except where terminated as a result of certain action on the part of the director, or upon the director reaching a certain age, or by the director upon the occurrence of a change of control of us. A termination of a director's employment upon the occurrence of a change of control of us is referred to as an “eligible termination.” Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary or fees, but not more than four years salary or fees, depending on the period of time that the director has been employed. Upon an eligible termination, all options held by the director under our share option scheme become exercisable by the director at any time prior to the closing of the transaction involving a change of control or, in certain circumstances in the case of executive directors, during the thirty day period following the closing of such a transaction. Additionally, upon an eligible termination, the executive directors become entitled to any of the shares granted to such executive director that have not yet vested, subject to shareholder approval. Moreover, the Board of Directors may, at its discretion, accelerate the issuance of shares granted to the executive directors that are scheduled to vest following the expiration of the agreement in the event that the agreement automatically terminates and is not extended or replaced by another agreement with the executive director. Non-Executive Directors receive an annual share allocation to the value of 60% of the fees the individual directors received during 12 months preceding the allocation.
Messrs. G.C. Campbell, R.P. Hume, D.J.M. Blackmur, J. Turk and E.A. Jeneker each have service agreements which run for fixed periods until October 31, 2009, September 30, 2010, October 31, 2009, October 31, 2010, and November 30, 2009
respectively. After their two year period, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice.

6C. BOARD PRACTICES
Board of Directors
As at October 31, 2008, the board of directors comprises three Executive Directors (Mr. J.W.C. Sayers, Mr. C.C. Barnes
and Mr. D.J. Pretorius), and five Non-Executive Directors (Messrs. G.C. Campbell, D.J.M. Blackmur, R.P. Hume, J. Turk and
E.A. Jeneker). The Non-Executive Directors are independent under the Nasdaq requirements and the South African King II
Report, with the exception of Mr. J. Turk, by virtue of his directorship of G.M. Network Limited (GoldMoney.com) in which we had a 12.3% interest which was disposed of on September 17, 2008.
On accordance with the King II Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr. G.C. Campbell is the Non-Executive Chairman, Mr. J.W.C. Sayers is the Chief Executive Officer and Mr. C.C.
Barnes is the Chief Financial Officer. Professor D.J.M. Blackmur was appointed senior independent Non-Executive Director. The board has established a nominations committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the Nasdaq rules a majority of independent directors will select or recommend director nominees.
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
Two of the Non-Executive Directors (Messrs. G.C. Campbell and R.P. Hume) have share options under the Company’s share option scheme, but we do not believe that this interferes with their independence. No new share options were issued to Non-
Executive Directors since December 2004. See Item 6A.: “Directors, Senior Management and Employees” and Item 6E.: “Share
ownership”.
Board meetings are held quarterly in South Africa. The structure and timing of the Company’s board meetings, which are scheduled over 2 or 3 days, allows adequate time for the Non-Executive Directors to interact without the presence of the executive directors. The board meetings include the meeting of the Risk Committee, Audit Committee, Remuneration and Nominations
Committee and Transformation and Sustainable Development Committee which act as subcommittees to the board. Each subcommittee is chaired by one of the Independent Non-Executive Directors who provide a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.

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
Executive Committee
As at October 31, 2008, the Executive Committee consisted of Mr. J.W.C. Sayers (Chairman), Mr. D.J. Pretorius, Mr. C.C.
Barnes, Mr. J.H. Dissel, Mr. D.J. Botes, Mr. A.N. Weir and Mr. T.J. Gwebu.
The Executive Committee meet on a bi-weekly basis to review current operations, develop strategy and policy proposals for consideration by the board of directors. Members of the Executive Committees, who are unable to attend the meetings in person, are able to participate via teleconference facilities, to allow participation in the discussion and conclusions reached.
Operational Committee
As at October 31, 2008, the Operational Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. C.C. Barnes, Mr. J.H.
Dissel, Mr. D.J Botes, Mr. A.N. Weir, Mr. T.J. Gwebu, Mr. H.B. Nyirenda, Mr. C. Russouw, and Mr. C.M. Symons.
The Operational Committee meets on a weekly basis to review current operations in detail, implement its directives and consider disclosure controls and procedures.
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
As at October 31, 2008, the Remuneration and Nominations Committee consisted of Professor D.J.M. Blackmur
(Chairman), Mr. G.C. Campbell and Mr. R.P. Hume.
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
The committee’s objective is to evaluate and recommend to the board competitive packages which will attract and retain executives of the highest caliber and encourage and reward superior performance. The committee also aims to ensure that criteria are in place to measure individual performance. The committee approves the performance-based bonuses of the executive directors based on such criteria. The Executive Officer: Human Resources provides the committee with access to comparative industry surveys, which assist in formulating remuneration policies. As and when required the committee may also engage the services of independent consultants to evaluate and review remuneration policies and related issues and brief members on pertinent issues. The committee has in the past year engaged the services of such consultants to review the employment contracts of the executive directors.

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
he board resolved to separate the Nominations Committee from the Remunerations Committee so that the former is chaired by the chairman of the board. The terms of reference were approved in August 2008. Its duties include:
•      making recommendations to the board on the appointment of new executive and non-executive directors, including making recommendations on the composition of the board generally and the balance between executive and non-
executive directors appointed to the board;
•      regular reviewing of the board structure, size and composition and making recommendations to the board with regard to any adjustments that are deemed necessary;
•      identifying and nominating candidates for the approval of the board to fill board vacancies as and when arise as well as putting in place plans for succession, in particular for the chairman and chief executive officer; and
•      making recommendations on directors who are retiring by rotation to be put forward for re-election.
As at October 31, 2008, the members of the Nomination Committee consisted of Mr. G.C. Campbell (Chairman), Mr.
R.P. Hume and Professor D.J.M. Blackmur.
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
Audit Committee
As at June 30, 2008, the Audit Committee consisted of Mr. R.P. Hume (Chairman), Mr. G.C. Campbell and Mr. E.A.
Jeneker.
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

Risk Committee
As at June 30, 2008, the Risk Committee consisted of Professor D.J.M Blackmur (Chairman), Mr. J. Turk, Mr. J.W.C.
Sayers and Mr. C.C. Barnes.
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
he system to manage risk involves all significant business and operational risks which could undermine the achievement of business objectives and undermine the preservation of shareholders values. The significant risks facing the Group including those at operations have been identified and have been included in Item 3D.: “Risk factors.” Individuals have been appointed to address each risk and the results thereof are reviewed by senior management through regular risk meetings. The aim of the internal control systems is for management to provide reasonable assurance that the objectives will be met. In addition to the above initiatives the Group also employs third party consultants to benchmark our operations against other mining operations throughout South Africa and worldwide.
An important aspect of risk management is the transfer of risk to third parties to protect the Company from any major disaster. We have embarked on a program to ensure that our major assets and potential business interruption and liability claims are covered by group insurance policies that encompass our operations. The majority of the cover is through reputable insurance companies in London and Europe and the insurance programs are renewed on an annual basis. A cell captive has been established to enable further reduction in annual insurance premiums.
Transformation and Sustainable Development Committee
The board taking into account that all the group’s operations are now based in South Africa and in order to achieve the triple bottom line espoused in the King II Report and in order to reach the empowerment goal to which it is committed, it established a new committee, the focus of which will be transformation and sustainable development. The terms of reference were approved by the board at the August 2008 meeting. The objectives of this committee are:
•      promoting transformation within the company and the economic empowerment of previously disadvantaged communities, particularly within areas were the company conducts business;
•      striving towards achieving the goal of equality as the South African constitution and other legislation require within the context of the demographics of the country at all levels of the company and its subsidiaries; and
•      conducting business in a manner which is conducive to internationally acceptable environmental and sustainability standards.
As at October 31, 2008, the Transformation and Sustainable Development Committee consisted of Mr. E.A Jeneker
(Chairman), Mr. J.W.C. Sayers and Professor D.J.M. Blackmur.

6D. EMPLOYEES
Employees
The geographic breakdown of our employees (including contractors who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:
Year ended June 30
2008
2007
2006
South Africa.................................................................................................................................. 7,627 7,971 7,740
Australasia ................................................................................................................................... - 769 2,653
Total............................................................................................................................................. 7,627 8,740 10,393
The total number of employees at June 30, 2008, of 7,627 comprises 1,371 contractors and 6,256 employees who are directly employed by us and our wholly-owned Group companies. As of October 31, 2008, we had 7,312 employees. The decrease in the number of employees in fiscal 2008 is mainly due to the disposal of Emperor Mines Limited in Australia.
s of June 30, 2008, the breakdown of our employees by main categories of activity was as follows:
Year ended June 30,
Category of Activity
2008
2007
2006
Mining - Our Employees................................................................................................................ 3,431 3,953 5,286
Mining – Contractors ..................................................................................................................... 1,371 1,541 1,397
Engineering..................................................................................................................................... 1,604 1,841 1,854
Metallurgy ..................................................................................................................................... 637 697 944
Mineral Resources......................................................................................................................... 134 269 442
Administration............................................................................................................................... 180 236 280
Environmental .............................................................................................................................. 55 54 43
Human Resources.......................................................................................................................... 159 87 65
Medical ......................................................................................................................................... 14 13 24
Safety ............................................................................................................................................ 42 49 58
Total.............................................................................................................................................. 7,627 8,740 10,393
Labor Relations
As at June 30, 2008, we employed and contracted 7,627 people in South Africa. Approximately 70% of South African employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the
South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD/NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a
DRDGOLD SA level, while operations level forums continue to deal with local matters.
The NUM called for an industry wide safety strike on Tuesday December 4, 2007 to protest against the number of fatalities in mining accidents. Agreements at our operations resulted in the release of Union office bearers to attend protest marches and no disruptions to operations were experienced. This event marked the adoption by the NUM of a stance that all employees would take a day of mourning when no production would take place whenever an employee was fatally injured in a mine accident. The principle of
“no work – no pay” has been applied to such events that have subsequently taken place at our operations.
Workers at Blyvoor embarked on an illegal work stoppage on Friday May 30, 2008. The illegal work stoppage was believed to be related to worker concerns regarding the arrest of two employees by the South African Police Service who were allegedly involved in the murder of one person and the assault of another in open fields on mine property during December 2007. The striking workers responded to a court order served on May 30, 2008, prohibiting them from continuing with their illegal industrial action and returned to work on Monday June 2, 2008.
COSATU called for a series of regional marches to protest against the increasing cost of electricity, with the protest marches for Gauteng and North West Provinces taking place on Wednesday July 23, 2008. Agreements at our operations resulted in the release of Union office bearers to attend the marches and no disruptions to operations were experienced. The COSATU action culminated in a national strike on Wednesday August 6, 2008, which affected all our operations.

The wave of xenophobic violence that swept across Gauteng during April 2008 impacted on ERPM when the operation experienced high levels of absenteeism after 3 employees were killed in xenophobic attacks. Most Mozambican citizens employed by the mine were displaced from their homes in local communities. These employees and their families were accommodated in company accommodation on a temporary basis until such time as they could be reintegrated into their communities.
There were no other material incidents of industrial action or labor unrest at our operations during fiscal 2008.
For Blyvoor, a two-year wage agreement (effective from July 1, 2007) with NUM, UASA and Solidarity was signed on
October 31, 2007. This agreement resulted in effective wage increases of 11% for fiscal 2009. Similarly, Crown and ERPM’s wage agreements resulted in effective wage increases of 11.2% and 10.8% for Crown and ERPM respectively in fiscal 2009.
The Company is placing a greater emphasis on its Corporate Social Responsibility by becoming increasingly involved in appropriate projects that give effect to the ideals of the Mining Charter and good corporate governance. We recognize the need for transformation and have put structures in place to address this at both management and board level.
By statute we are required to pay each employee who is dismissed for reasons based on the operational requirements of our operations, a severance package of not less than one week’s remuneration for every completed year of service. In specific agreements with organized labor we undertook, as in the past, to pay packages equal to two weeks basic pay for every completed year of service as part of a balancing compromise with the labor unions between the high additional costs of non-financial items and incentive payments (which are deemed part of remuneration), and an additional one week benefit based on basic pay.
Operational requirements at ERPM necessitated the retrenchment of 239 employees during June 2008. These employees were provided with counseling services and the opportunity to undergo skills training to be able to find employment outside the mining industry.
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
Blyvoor has contracted Harmony’s Health Share to provide all health care services, including primary and occupational health programs, a wellness program, which treats AIDS related illnesses, provides counseling on healthy life styles and monitors the progression of the HIV virus.
Safety statistics
Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following 2008 overall statistics for our managed mines (excluding Emperor) are reflected below (2007 statistics include Emperor, but exclude Porgera):
Per million man hours)
Year ended June 30,
2008
2007
Lost time injury frequency rate (LTIFR)
1
................................................................................................ 8.42 10.25
Reportable incidence
1
.............................................................................................................................. 3.77 5.30
Fatalities.................................................................................................................................................... 0.13 0.34
Number of fatalities (average per month)................................................................................................ 0.33 0.75
1
Calculated as follows: actual number of instances divided by the total number of man hours worked multiplied by one million.

6E. SHARE OWNERSHIP
As of October 31, 2008, options to purchase ordinary shares held by directors were as follows:
Directors
Options at
June 30,
2007
Options
granted
during the
period
Average
Exercise
price (R)
Options
exercised
during the
year
Average
Exercise
Price (R)
Options
lapsed
during the
year
Options at
October 31,
2008
Expiration
Dates
1
Non-Executive
G.C. Campbell..............
57,994
-
-
-
-
-
57,994    3/20/2012-
6/17/2015
R.P. Hume ....................
77,907
-
-
-
-
-
77,907    10/1/2011-
6/17/2015
C.C. Barnes
218,081
144,300
-
-
-
-
362,381    11/1/2014-
10/29/2017
D.J. Pretorius ................
647,434
345,000
-
-
-
-
992,434    4/22/2013-
10/29/2017
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
DRDGOLD (1996) Share Option Scheme, or the Scheme
We operate a securities option plan as an incentive tool for our Executive Directors, Non-Executive Directors and senior employees whose skills and experience are recognized as being essential to the Company’s performance. In terms of the Scheme rules, a maximum of 15% of the issued ordinary shares is reserved for issuance thereunder and no participant may hold options at any time, which if exercised in full, would exceed 4% of our issued share capital at that time. As at October 31, 2008, the number of issued and exercisable share options was approximately 5% of the issued ordinary share capital, which is within the National
Association of Pension Funds (United Kingdom) international accepted guideline of 3 to 5% for such schemes. In addition, the participants in the Scheme are fully taxed at their maximum marginal tax rate on any gains realized on the exercise of their options.
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
Options to purchase a total of 15,935,619 ordinary shares were outstanding on June 30, 2008, of which options to purchase
11,257,594 ordinary shares were currently exercisable. In fiscal 2008, a total of 101 employees participated in the Scheme including
Executive Directors, Non-Executive Directors and other senior employees. The outstanding options are exercisable at purchase prices that range from R3.88 to R36.08 per share and expire ten years from the date of issue to the participants.
1
Certain Directors hold options which expire at various times. For those directors, a range is provided indicating the earliest and latest expiration dates.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS
As of October 31, 2008, our issued capital consisted of:
•      376,590,613 ordinary shares of no par value; and
•      5,000,000 cumulative preference shares.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.
Based on information available to us, as of October 31, 2008:
•      there were 6,536 record holders of our ordinary shares in South Africa, who held approximately 51,693,680 or approximately 13.7% of our ordinary shares;
•      there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
•      there were no US record holders of our ordinary shares, excluding those shares which are held as part of our ADR program;
and
•      there were 520 record holders of our ADRs in the United States, who held approximately 228,785,440 (22,878,544 ADRs)
or approximately 60.8% of our ordinary shares.
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of October 31, 2008 by:
•      each of our directors; and
•      any person whom the directors are aware of as at October 31, 2008 who is interested directly or indirectly in 5% or more of our ordinary shares.
Shares Beneficially Owned
Holder
Number
Percent
J.W.C. Sayers .............................................................................................................................................
*
D.J. Pretorius .............................................................................................................................................
*
C.C. Barnes.................................................................................................................................................
*
J. Turk.........................................................................................................................................................
*
G.C. Campbell.............................................................................................................................................
*
R.P. Hume ..................................................................................................................................................
*
E.A. Jeneker
*
D.J.M. Blackmur ........................................................................................................................................
*
Soges Fiducem SA (Brussels) .....................................................................................................................    25,966,414 6.9%
Bank of New York ADRs ..........................................................................................................................  .....
101 Barclay Street
New York, NY 10011
228,785,440 60.8%
Indicates share ownership of less than 1% of our outstanding ordinary shares.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of October 31, 2008, are treated as outstanding for computing the percentage of any other person. As of
October 31, 2008, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 60.8% of our issued ordinary shares through our ADR program and Soges Fiducem SA which holds 6.9%. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited,
EBSCO House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa.

Cumulative Preference Shares
Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares.
Randgold's address is 23 Southerland Avenue, Craighall Park, Johannesburg, South Africa.
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
7B. RELATED PARTY TRANSACTIONS
Rand Refinery agreement
On October 12, 2001, we entered into an agreement with RRL for the refining and sale of all of our gold produced in South
Africa. Under the agreement, RRL performs the final refining of our gold and casts it into troy ounce bars. RRL then sells the gold on the same day as delivery, at the London afternoon close price on the day the gold is sold. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. For fiscal 2008 this amounted to R2.3 million and
R2.9 million and R1.9 million for fiscal 2007 and 2006, respectively. Mr. D.J. Pretorius, CEO of DRDGOLD South African
Operations (Pty) Limited, is also a director of RRL and is a member of their audit committee. With the provisional liquidation of
Buffelsfontein Gold Mines Limited on March 22, 2005, our 10.6% interest in RRL decreased to our current ownership of 4.0%. RRL is jointly owned by South African gold mining companies.
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
The management services at Blyvoor, Crown and ERPM are provided by DRDGOLD SA. DRDGOLD SA’s management fee for services performed at Blyvoor was R14.3 million (2007:R15.2 million), Crown R14.3 million (2007:R15.2 million) and
ERPM R14.3 million (2007:R15.2 million). Management fees recovered from DRDGOLD SA were R17.5 million
(2007:R20.3million) and DRD (Offshore) were R5.9 million (2007:R20.3 million).
Consultancy agreement
On June 23, 2008, DRDGOLD SA approved a consultancy agreement with Khumo Gold, which owns 20% of DRDGOLD
SA. The agreement provides for a monthly retainer of R200 000
.
Completion of the sale of the Porgera Joint Venture
The sale of Emperor's 20% interest in the Porgera Joint Venture to Barrick and the capital return to shareholders were approved by DRDGOLD's shareholders and Emperor's shareholders at the extraordinary general meetings held on July 27 and July
30, 2007 respectively. The sale transaction was completed on August 17, 2007 for a cash consideration of R1.9 billion ($255.0 million) and subsequently Emperor retired all its debt facilities. Emperor's capital return to its shareholders, amounting to R308.5 million (A$52.3 million), was completed on 3 September 2007 and DRDGOLD received its portion of the capital return, amounting to R242.8 million (A$41.2 million).
Sale of Emperor
The sale of DRDGOLD's 78.72% interest in Emperor to 26 institutional investors, each acquiring between 0.4% and 21.6%
of the shares, was concluded on October 22, 2007 for a total consideration of R355.8 million (A$56.0 million), drawing to a close the group's mining investment in Australasia
.

Ergo and Elsburg Joint Ventures
On June 7, 2007, we and Mintails announced the formation of the Ergo Joint Venture between Mintails SA and DRDGOLD
SA. Following discussions initiated in the first quarter of 2007, the Ergo Joint Venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA contributed one fully refurbished carbon-in-leach, or CIL, circuit at the Brakpan plant and DRDGOLD SA contributed the Elsburg tailings complex, comprising approximately 180 Mt of tailings. This part of the project, previously referred to as Phase 1 of the Ergo Joint Venture, was subsequently established under the Elsburg Gold
Mining Joint Venture, or Elsburg Joint Venture. Mintails SA and DRDGOLD SA, through their subsidiaries, initially owned 50% of the Elsburg Joint Venture and the Ergo Joint Venture.
On August 6, 2007, the parties to the Ergo Joint Venture entered into a sale of assets agreement with Anglo Gold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of Ergo for a consideration of R42.8 million. These assets will be operated by the Ergo Joint Venture for its own account, under the Anglo Gold Ashanti authorizations, until new order mining rights have been obtained. These assets, comprising servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material, provide a platform to consolidate these tailings assets with the Elsburg tailings.
On November 26, 2007, we announced that DRDGOLD SA signed a binding term sheet with Mintails SA, which provided for significant expansion of the joint venture through:
•      the planned refurbishment of all infrastructure at the Brakpan plant, to increase capacity from one CIL gold recovery circuit to a plant capable of processing tailings for the recovery of gold, uranium and sulphuric acid; and
•      substantially increasing available tailings material from 180 Mt to up to 1,700 Mt, by securing rights over tailings dumps and slimes dams in the region.
Additional agreements were concluded on November 14, 2007 for:
•      the acquisition by the Ergo Joint Venture of additional tailings properties and the Withok deposition complex from Anglo
Gold Ashanti for a payment of R45.0 million and assumption of rehabilitation obligations; and
•      the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some
105 Mt, from Pamodzi Gold Limited. The Grootvlei properties form part of the Mintails SA contribution to the expanded
Ergo Joint Venture.
The acquisition of the Withok deposition site provides the expanded Ergo Joint Venture with considerable additional deposition capacity commensurate with the substantial increases in capacity for tailings material and processing. The expanded Ergo
Joint Venture is completing a feasibility study in December 2008, to refurbish and reopen the full Brakpan plant, which historically produced gold, uranium and sulphuric acid.
Phase 1 of the expanded Ergo Joint Venture involves the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15Mt of tailings a year, for the recovery of some 75,000 ounces of gold a year. Phase 2, for which we are currently completing a feasibility study, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants. The expanded Ergo Joint Venture is managed by Crown, which has treated more than 200Mt of sand and slime and produced approximately 2.8 million ounces of gold through its plants.
On September 29, 2008, DRDGOLD SA acquired a further 15% interest in the Elsburg Joint Venture from Mintails SA resulting in DRDGOLD SA, which holds its interest through its subsidiary, ERPM, holding a 65% interest and Mintails SA a 35%
interest in the joint venture. In addition, Mintails has granted DRDGOLD SA a conditional option to acquire a further 11.4%
interest in the Elsburg Joint Venture. The 50:50 interests of DRDGOLD SA and Mintails in the Ergo Joint Venture were not affected by the acquisition and remained unchanged. The purchase consideration in respect of the acquisition was R100 million, which is to be re-invested by Mintails in the Elsburg Joint Venture and the Ergo Joint Venture. The effective date of the acquisition will be the date upon which it becomes unconditional. The option is exercisable between January 1, 2009 and January 15, 2009 at an exercise price of R75.9 million.
In terms of a binding heads of agreement dated December 8, 2008, DRDGOLD has agreed to acquire:
•      the remaining 35% interest (or 23.6% if the Elsburg option is exercised prior to implementation of the acquisition) held by Mintails, through its subsidiary Mogale Gold (Pty) Limited, in the Elsburg Joint Venture; and
•      all of the shareholder’s loans from the Mintails group to the Elsburg Joint Venture
The implementation of the acquisition will result in the DRDGOLD group holding 100% of the Elsburg Joint Venture. The 50:50 interests of DRDGOLD SA and Mintails in the Ergo Joint Venture are not affected by the acquisition.
the purchase consideration in respect of the acquisition is R177.0 million, which is to be settled in cash. In the event that the Elsburg option is exercised prior to the implementation of the acquisition, the parties have agreed that the purchase price will be reduced by approximately R23.8 million in recognition of amounts that will have been paid by the DRDGOLD group on exercise of the Elsburg option.

The effective date of the acquisition is December 8, 2008, although the risk and title in respect of the acquisition only passes to the
DRDGOLD group on completion of the acquisition.
Emperor
On July 27, 2007, DRDGOLD shareholders at a general meeting approved the disposal by Emperor of its 20% interest in the Porgera Joint Venture to a subsidiary of Barrick for a purchase consideration of $250.0 million and the grant of an option to
Barrick or its nominee to subscribe for 153,325,943 shares in Emperor. Emperor shareholders also approved the disposal and a capital distribution of A$0.05 per Emperor share to Emperor shareholders by way of a capital return out of the surplus cash realized from the disposal, at a general meeting held on July 30, 2007. The sale transaction was completed on August 17, 2007, for a final cash consideration of R1.9 billion ($255.0 million), which included interest, and subsequently Emperor retired all its debt facilities. The capital distribution was completed on September 3, 2007.
              On October 22, 2007, we sold our entire interest in Emperor for R355.8 million (A$55.9 million) to 26 institutional investors with each acquiring between 0.4% and 21.6% of the shares.
Other
We concluded an agreement with M5 Developments (Pty) Limited, or M5, on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million, was granted an option to acquire Durban Deep’s mine village for R15.0 million. On the exercise of the option, the option fee would be deemed part payment of the purchase consideration.
On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-
emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be first offered to be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases
Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an appearance to defend. A trial date was allocated by the High Court of South Africa for April 25,
2008 but was postponed. A new date has not yet been set.
On September 17, 2008, our wholly-owned subsidiary, DRD (Offshore) Limited, sold all of its shares in G.M. Network
Limited, or GoldMoney, to other GoldMoney shareholders. The cash consideration in respect of the disposal amounted to
R23.8 million ($2.9 million). GoldMoney is a company that holds the rights, patents and other intellectual property of
GoldMoney.com, which is a product specializing in digital gold currency. We previously held a 50.25% shareholding in Net-Gold
Services Limited, which was converted on March 10, 2008 into a 12.3% shareholding in GoldMoney,
Success fee payable to Khumo Bathong Holdings (Pty) Ltd
During the year, the company paid the following amounts to Khumo Bathong Holdings (Pty) Ltd, or KBH:
•      for KBH interacting with the DME at the appropriate level on behalf of the company to acquire the licenses and entitlements below; and
1.    upon the issuance of an appropriate and valid authority to Blyvoor to treat and dispose of the No 2 rock dump, the company paid KBH a success fee of R0.5 million; and
2. upon the issuance of an appropriate and valid authority to Crown to treat 3L2, the company paid KBH a success fee of R0.5 million; and
•      in respect of Top Star and in consideration of:
KBH interacting with the DME and government generally (including the Department of Arts and Culture) to procure the issuance of a mining authorization for Top Star, and the removal of such administrative hindrances as may otherwise inhibit the mining of Top Star (e.g. the declaration to bestow heritage status to the site), payable on the granting of the license and the removal of the restriction to mine, the company paid KBH a success fee of R2.0 million, upon the issuance of an appropriate and valid authority to Crown to mine Top Star, that is not inhibited by any other administrative conduct.
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
7.
See under Item 4D.: "Property, plant and equipment—Legal Proceedings."
8.
Please see Item 10B.: "Memorandum and Articles of Association."
8B.
SIGNIFICANT CHANGES
For a discussion of significant changes that have occurred since June 30, 2008, the date of the last audited financial statements included in this Annual report, please see Note 29 “Subsequent Events” under Item 18.: "Financial Statements," which describes post balance sheet events.

ITEM 9. THE OFFER AND LISTING
9A.
OFFER AND LISTING DETAILS
The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the Nasdaq Capital Market.
Price Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Year Ended
High
Low
High     Low
Ordinary
Share
ADSs
1
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
2.02 0.85
431,319
3,700,024
June 30, 2007.........................................................................................
11.50
3.70
1.63 0.54
829,879
3,088,840
June 30, 2008.........................................................................................
10.25
3.50
13.52 4.73
1,200,052
260,761
Price Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Quarter
High
Low     High      Low
Ordinary
Share
ADSs
1
Q1 July – September 2006 .................................................................... 11.50
8.82
1.63
1.25
504,267
2,329,311
Q2 October – December 2006............................................................... 10.85
6.11
1.42
0.84
840,975
2,945,080
Q3 January – March 2007 .....................................................................
6.60
3.70
0.94
0.54
1,039,898
3,886,350
Q4 April – June 2007.............................................................................
6.67
4.40
0.94
0.65
936,548
3,219,930
Q1 July – September 2007 ....................................................................
6.19
3.50
8.76
4.73
1,115,063
234,594
Q2 October – December 2007...............................................................
6.55
4.70 10.29
6.97
642,758
210,092
Q3 January – March 2008 ..................................................................... 10.25
5.05 13.52
7.14
1,873,417
410,113
Q4 April – June 2008.............................................................................
8.02
4.65 10.31
6.10
1,178,992
194,839
Q1 July – September 2008 ....................................................................
6.40
3.37
8.03
3.96
956,300
178,692
Price Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading Volume
Month Ended
High
Low     High      Low
Ordinary
Share
ADSs
May 31, 2008 .........................................................................................
6.97
5.23
9.00
7.00
1,410,943
205,969
June 30, 2008 .........................................................................................
6.35
4.65
8.08
6.10
1,124,894
178,928
July 31, 2008..........................................................................................
6.40
4.50
8.03
6.12
1,007,593
148,290
August 31, 2008.....................................................................................
4.75
3.81
6.40
4.89
960,202
150,742
September 30, 2008 ...............................................................................
4.68
3.37
5.98
3.96
896,218
238,494
October 31, 2008 ...................................................................................
5.95
3.38
5.13
3.02
1,866,472
244,419
The cumulative preference shares are not traded on any exchange.
There have been no significant trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2008, nor have there been any significant trading suspensions with respect to our ADRs on the Nasdaq Capital Market since our listing on that market.
9B. PLAN OF DISTRIBUTION
Not applicable.
1
Note that with effect from July 23, 2007, we changed our ADS ratio to reflect one ADS for ten of our ordinary shares.

9C. MARKETS
Nature of Trading Markets
The principal trading market for our equity securities is the JSE and our ADSs that trade on the Nasdaq Capital Market
(formerly Nasdaq SmallCap Market) in the form of ADRs under the symbol “DROOY.” Our ordinary shares trade on the JSE under the symbol “DRD.” Our ordinary shares also trade on the Marche Libre on the Paris Bourse (symbol: DUR) and Brussels Bourse
(symbol: DUR) in the form of International Depository Receipts. The ordinary shares also trade on the over the counter markets in
Berlin, Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by The Bank of New
York, as depositary. Each ADR represents one ADS. Until July 23, 2007, each ADS represented one of our ordinary shares. Prior to
February 2001, our ADSs traded on the Nasdaq National Market.
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
10B. MEMORANDUM AND ARTICLES OF ASSOCIATION
Description of Our Memorandum and Articles of Association and Ordinary Shares
On June 30, 2008, we had 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value, authorized for issuance. On that date, we had issued 376,571,588 ordinary shares and 5,000,000 cumulative preference shares.
On October 31, 2008, we had 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value, authorized for issuance. On that date, we had issued 376,590,613 ordinary shares and 5,000,000 cumulative preference shares.
Set out below are brief summaries of certain provisions of our Articles of Association, or our Articles, the South African
Companies Act, 1973 (as amended), or the Companies Act, and the requirements of the JSE, all as in effect on October 31, 2008. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Articles, the
Companies Act, and the requirements of the JSE.
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

Winding-up

              If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of October 31, 2008, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

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
Third Addendum to Memorandum of Agreement between AngloGold Ashanti Limited (“AGA”), Ergo Mining (Pty) Limited
(formerly called Friedshelf 849 (Pty) Limited) (“Ergo”), DRDGOLD South African Operations (Pty) Limited (“DRDGOLD SA”),
Mintails South Africa (Pty) Limited dated November 14, 2007.
Under this agreement AGA sells in addition to the assets already sold, certain freehold stands situated on Withok 131 IR
Estates and all infrastructure situated therein. The parties agreed to amend the purchase consideration set out in the Memorandum of Agreement signed on August 6, 2007 from R42.8 million to R87.8 million.
ifth Addendum to Memorandum of Agreement between AngloGold Ashanti Limited (“AGA”), Ergo Mining (Pty) Limited
(formerly called Friedshelf 849 (Pty) Limited (“Ergo”), DRDGOLD South African Operations (Pty) (“DRDGOLDSA”), Mintails
South Africa (Pty) Limited dated May 22, 2008.
Under this agreement the Memorandum of Agreement dated August 6, 2006 is amended by increasing the financial institution guarantee to be provided by Ergo from R23.0 million to R63.0 million in terms whereof AGA is indemnified in respect of rehabilitation obligations associated with the East Daggafontein Tailings Storage facility.

Mining User Contract between Crown Gold Recoveries (Pty) Limited (“Crown”), East Rand Proprietary Mines Limited
(“ERPM”), Elsburg Gold Mining Joint Venture (“Elsburg JV”), Ergo Mining (Pty) Limited (“Ergo”), Ergo Uranium (Pty)
Limited (“Ergo Uranium”) and Mogale Gold (Pty) Limited (“Mogale Gold”) dated August 15, 2008.
Under this agreement ERPM and Ergo have agreed that the Elsburg JV shall use the Brakpan gold circuit plant
(contributed by Ergo) and the Elsburg dumps, mining rights and other related rights (contributed by ERPM) to mine, recover, treat and process the Elsburg Dumps.
Crown will contribute certain resources (e.g. slimes or sand) in the event of Ergo advising Crown and Ergo Uranium that it has decided to pursue the consolidation of certain assets. In return Crown will receive 50% of the issued share capital in Ergo.
For its conclusion of this contract Ergo will receive the benefits to be derived from the mining of certain assets upon the consolidation thereof. Ergo Uranium will receive 50% of equity in Ergo as a quid pro quo for the conclusion of this contract.
ERPM and Mogale shall each receive 50% interest in the Elsburg JV for their contributions.
Ergo Uranium Sale Agreement of Brakpan Plants to Ergo Mining between Ergo Uranium (Pty) Limited (“Ergo Uranium”) and
Ergo Mining (Pty) Limited (“Ergo”) dated August 15, 2008.
Under this agreement Ergo Uranium sold and Ergo purchased the Brakplan gold circuit plants. The purchase consideration payable by Ergo to Ergo Uranium for these plants shall be R40 million. The purchase consideration shall be discharged by the allocation, issue and delivery by Ergo Mining to Ergo Uranium of 150 new ordinary par value shares of R1.00 which shall be subscribed for by Ergo Uranium at par plus a premium collectively equal to R40 million.
Ergo Mining Shareholders’ Agreement between Crown Gold Recoveries (Pty) Limited (“Crown”) and Ergo Uranium (Pty)
Limited (“Ergo Uranium”) dated August 15, 2008.
This agreement governs the relationship between Crown and Ergo Uranium as shareholders of Ergo Mining (Pty)
Limited. It addresses matters such as financial year end, appointment of directors, meetings of the Board, executive committee and loan accounts.
Elsburg Gold Mining Joint Venture (“Elsburg JV”) Agreement between East Rand Proprietary Mines Limited (“ERPM”) and
Mogale Gold (Pty) Limited (“Mogale Gold”) dated August 15, 2008.
Under this agreement each party holds 50% in the unincorporated joint venture established to conduct gold resources mining business. The Elsburg JV shall use the assets contributed by ERPM and Ergo Mining (Pty) Limited to conduct the business.
Mogale Sale of Part Venture Interest in the Elsburg Gold Mining Joint Venture (“Elsburg JV”) between East Rand Proprietary
Mines Limited (“ERPM”) and Mogale Gold (Pty) Limited (“Mogale Gold”) dated September 29, 2008.
Under this agreement ERPM agreed to acquire a further 15% interest in the Elsburg JV resulting in ERPM holding a 65%
interest in the Elsburg JV and Mogale Gold a 35% interest in that joint venture. In addition Mogale Gold has granted ERPM a conditional option to acquire a further 11.4% interest in the Elsburg JV for R75.0 million. The purchase consideration in respect of the acquisition of the 15% additional interest in the Elsburg JV is R100.0 million which is to be re-invested by Mogale Gold towards its outstanding capital requirements in the Elsburg JV.
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
•      corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R1.0 billion to finance approved investments abroad and up to R2.0 billion to finance approved new investments in African countries. However, the approval of SARB is required in advance. On application to SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;
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
Any cash dividends paid by us are paid in Rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement entered on August 12,
1996, and as amended and restated, between the Company and The Bank of New York, as the depository. Subject to exceptions provided in the deposit agreement, cash dividends paid in Rand will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specifies fees and other expenses.
Voting rights
There are no limitations imposed by South African law or by our Articles on the right of non-South African shareholders to hold or vote our ordinary shares.
10E. TAXATION
Material Income Tax Consequences
The following is a summary of material income tax considerations under South African and United States, or US federal income tax law. No representation with respect to the consequences to any particular purchaser of our securities is made hereby.
Prospective purchasers are urged to consult their tax advisers with respect to their particular circumstances and the effect of South
African and US federal, state, local or other foreign tax laws to which they may be subject.
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
In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2008, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 43% (2007:45% and 2006: 45%) and 35% (2007: 37%
and 2006: 37%), respectively. During those same years the tax rates for companies that did not elect the STC exemption were
34% (2007: 35% and 2006: 35%) and 28% (2007: 29% and 2006: 29%), respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of
43% for mining income and 35% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 34% tax on mining income and 28% for non-mining income. With the exception of Crown, all of the South African subsidiaries elected not to be exempt from STC.
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
This discussion does not address all aspects of US federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of US holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, financial institutions, life insurance companies, banks, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a “hedge,” “conversion transaction,” “synthetic security,” “straddle,” “constructive sale” or other integrated investment, persons whose functional currency in not the US dollar, or persons that actually or constructively own ten percent or more of our voting stock). This discussion addresses only US federal income tax consequences and does not address the effect of any state, local, or foreign tax laws that may apply, the alternative minimum tax or the application of the federal estate or gift tax.
A “US holder” is a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes:
•      a citizen or resident of the US;
•      a corporation or other equity subject to tax as a corporation that is created or organized under the laws of the US or any political subdivision thereof;
•      an estate, the income of which is subject to US federal income tax without regard to its source; or
•      a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more
US persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a US person.
If a partnership holds any ordinary shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding any ordinary shares or ADSs are urged to consult their tax advisors.
Because individual circumstances may differ, US holders of ordinary shares or ADSs are urged to consult their tax advisors concerning the US federal income tax consequences applicable to their particular situations as well as any consequences to them arising under the tax laws of any foreign, state or local taxing jurisdiction.
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

“Qualified dividend income” received by individual US holders (as well as certain trusts and estates) for taxable years beginning on or before December 31, 2010 generally will be taxed at a maximum US federal income tax rate of 15% provided certain conditions are met, including a minimum holding period. This reduced rate generally would apply to dividends paid by us if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the US or (ii) our ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the US. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading “Passive Foreign Investment Company.” US holders are urged to consult their tax advisors regarding the US federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADSs.
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
Dividend income derived with respect to the ordinary shares or ADSs will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code. Dividend income will be treated as foreign source income for foreign tax credit and other purposes. In computing the separate foreign tax credit limitations, dividend income should generally constitute “passive category income,” or in the case of certain US holders, “general category income.”
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
We believe that we were not a PFIC for our 2008 fiscal year ended June 30, 2008. However, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.
Rules relating to a PFIC are very complex. US holders are urged to consult their tax advisors regarding the application of
PFIC rules to their investments in our ordinary shares or ADSs.

Information Reporting and Backup Withholding
Payments made in the United States or through certain US-related financial intermediaries of dividends or the proceeds of the sale or other disposition of our ordinary shares or ADSs may be subject to information reporting and US federal backup withholding if the recipient of such payment is not an “exempt recipient” and fails to supply certain identifying information, such as an accurate taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. The backup withholding tax rate is currently 28%. Payments made with respect to our ordinary shares or ADSs to a US holder must be reported to the Internal Revenue Service, unless the US holder is an exempt recipient or otherwise establishes an exemption. Any amount withheld from a payment to a US holder under the backup withholding rules is refundable or allowable as a credit against the holder's US federal income tax, provided that the required information is furnished to the Internal Revenue Service.
10F. DIVIDENDS AND PAYING AGENTS
On August, 21, 2008, we declared a dividend which, in total, amounts to R37.7 million (10 cents per ordinary share).
Secondary tax on companies of R3.8 million is payable on the dividend. There are no dividend restrictions.
Date of entitlement:  October 10, 2008
Payment date: October 13, 2008
Paying agents: Link Market Services (US and SA)
St Jame’s Corporate Services Limited (UK)
Computershare (Australia)
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
Refer to Item 18. ‘‘Financial Statements—Note 23—Financial instruments’’ of the consolidated financial statements for a qualitative and quantitative discussion of our exposure to these market risks.
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
oncentration of credit risk
Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our receivables from customers and investment securities
.
Our financial instruments do not represent a concentration of credit risk, because we deal with a variety of major banks and financial institutions located in South Africa after evaluating the credit ratings of the representative financial institutions.
Furthermore, our trade receivables and loans are regularly monitored and assessed for recoverability. Where it is appropriate, an impairment loss is raised.
In addition, our South African operations deliver their gold to Rand Refinery, which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is sold by Rand Refinery on the same day as it is delivered and settlement is made within two days.
Foreign currency risk
Our reporting currency is the South African Rand. Although gold is sold in US dollars, the Company is obliged to convert this into South African Rands. We are thus exposed to fluctuations in the US Dollar/South African Rand exchange rate. Foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in US Dollars, while production costs are incurred primarily in South African Rands. Our results are positively affected when the US Dollar strengthens against the
Rand and adversely affected when the US Dollar weakens against the Rand. Our cash and cash equivalent balances are held in US
Dollars, Australian dollars and South African Rands; holdings denominated in other currencies are relatively insignificant.
Long-term debt
Set out below is an analysis of our debt as at June 30, 2008, analyzed between fixed and variable interest rates and classified by currency.
Rand
denominated
loans
Total
R'000
R'000
Interest rate
Variable rate ......................................................................................................... 24,734 24,734
Weighted average interest rate............................................................................... 15.5% 15.5%
Fixed rate ............................................................................................................. 140,900 140,900
Weighted average interest rate............................................................................... 13% 13%
Total.....................................................................................................................
165,634 165,634
Repayment period
2009 .................................................................................................................... 39,972 39,972
2010 .................................................................................................................... 23,776 23,776
2011 onwards...................................................................................................... 101,886 101,886
Total....................................................................................................................
165,634 165,634
Based on our fiscal 2008 financial results, a hypothetical 10% increase/decrease in interest rate activity would increase/decrease our interest expense by R0.4 million.

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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
15A. Disclosure Controls and Procedures
Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC) as of June 30, 2008. Based on this evaluation and the material weaknesses in our internal control over financial reporting described below, the Company’s Chief Executive Officer and Chief
Financial Officer concluded that, as of June 30, 2008, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the US Securities Exchange Act of 1934.
15B. Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting.
Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our Chief Executive and Chief Financial Officer and effected by our board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under Section 404 of the Sarbanes Oxley Act of 2002, management is required to asses our internal controls surrounding the financial reporting process as at the end of each fiscal year. Based on that assessment, management is to determine whether or not our internal controls over financial reporting are effective.
Internal control over financial reporting includes those policies and procedures that:
•      pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•      provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board; and
•      provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Instead, it must be noted that even those systems that management deems to be effective can only provide reasonable assurance with respect to the preparation and presentation of our financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies and procedures.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.
A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO) in “Internal Control-Integrated Framework”. Based on our assessment and those criteria, our management concluded that as of June 30, 2008 our internal control over financial reporting was not effective, as a result of the material weaknesses in our internal control over financial reporting described below.
Management’s assessment identified two material weaknesses in our internal control over financial reporting as of June
30, 2008.
IFRS application:
We did not have adequate internal control over the accounting for certain complex and non-routine transactions in accordance with IFRS, which resulted in errors and adjustments to the financial statements. These errors were identified and corrected prior to the issuance of the accompanying financial statements. As a result of this deficiency, there is a reasonable possibility that a material misstatement of the annual financial statements would not be prevented or detected on a timely basis.
•      Review process:
Our review process over the year-end financial reporting process did not operating effectively, resulting in errors and adjustments to the financial statements. Some of these errors and adjustments related to transactions that require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. These errors were identified and corrected prior to the issuance of the accompanying financial statements.
As a result of this deficiency, there is a reasonable possibility that a material misstatement of the annual financial statements would not be prevented or detected on a timely basis.
Plan for remediation of material weaknesses
We have developed the following remediation plan to address the material weaknesses and will proceed expeditiously with the following remediation measures in order to enhance internal control. Our Audit Committee has reviewed and endorsed this remediation plan:
IFRS application:
Ee intend to improve our process to assess the accounting implications of complex and non-routine transactions.
These accounting implications will be adequately documented and reviewed by management and the Audit
Committee prior to year-end. Consideration will also be given to staffing needs including consultations with external accounting experts where necessary.
•      Review process:
We intend to improve our process for an effective evaluation of transactions that require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates.
The appropriate level of management will be involved in the decision-making process over the selection of the appropriate assumptions and applying them consistently. The evaluation process will be adequately documented and reviewed and the appropriate assumptions will be approved by management and the Audit Committee prior to year-
end.
We will also improve our process of internal control over financial reporting specifically as it relates to our review process of the annual financial statements. Processes will be amended, where required, to include detailed policies and procedures that provide for the review of our financial statements to identify errors at a level of precision that would prevent or detect a material misstatement.
15C. Independent Auditor’s Attestation Report
The effectiveness of internal control over financial reporting as of June 30, 2008 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-2 of this Form 20-F.
15D. Changes in Internal Control Over Financial Reporting
During the year ended June 30, 2008, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Mr. R.P. Hume, Chairman of the Audit Committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the Nasdaq Capital Market and the SEC.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG Inc. has served as our independent public accountant for the fiscal years ending June 30, 2008, 2007 and 2006, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2008 and 2007:
Auditors' remuneration
Year ended June 30,
2008
2007
R’000
R’000
Audit fees............................................................................................................................................................ 10,002 13,153
Audit-related fees................................................................................................................................................ - 2,101
Tax fees ...................................................................................................................................................................... 451 -
All other fees .............................................................................................................................................................. - 164
10,453 15,418
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
All Other Fees
All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees. In fiscal
2007, these amounts related to fees billed for reviews of a shareholders’ circulars issued during these years.
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
F-1 to F-2
Consolidated income statements for the years ended June 30, 2008, 2007 and 2006.........................................................
F-3
Consolidated balance sheets at June 30, 2008 and 2007. ....................................................................................................
F-4
Consolidated statements of changes in equity for the years ended June 30, 2008, 2007 and 2006. ...................................
F-5
Consolidated cash flow statements for the years ended June 30, 2008, 2007 and 2006. ....................................................
F-6
Notes to the annual financial statements. .............................................................................................................................
F-7 to F-62

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of DRDGOLD Limited:
We have audited the accompanying consolidated balance sheets of DRDGOLD Limited and subsidiaries as of June 30, 2008 and
2007, and the related consolidated income statements, the statements of changes in equity, and the cash flow statements for each of the years in the three-year period ended June 30, 2008. These consolidated financial statements are the responsibility of the
Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DRDGOLD Limited and subsidiaries as of June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States),
DRDGOLD Limited’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal
Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and
our report dated December 12, 2008, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors
Johannesburg, Republic of South Africa
December 12, 2008

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of DRDGOLD Limited
We have audited DRDGOLD Limited’s internal control over financial reporting as of June 30, 2008, based on, criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO). DRDGOLD Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s
Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International
Financial Reporting Standards. A company’s internal control over financial reporting includes those policies and procedures that
(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in Management’s Annual
Report on Internal Control Over Financial Reporting:
•
Inadequate control over the proper application of International Financial Reporting Standards; and
•
Ineffective management review over the year-end financial reporting process.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the
consolidated financial statements of DRDGOLD Limited and subsidiaries. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated December 12, 2008, which expressed an unqualified opinion on those consolidated financial statements.
In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, DRDGOLD Limited has not maintained effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission.
We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after June 30, 2008, relative to the aforementioned material weaknesses in internal control over financial reporting.
/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors
Johannesburg, Republic of South Africa
December 12, 2008

DRDGOLD Limited
CONSOLIDATED INCOME STATEMENTS
for the year ended June 30, 2008
Continuing operations
Discontinued operations
1
Total operations
2008
2007
2006
2008
2007
2006
2008
2007
2006
Note
R'000
R'000
R’000
R'000
R'000
R’000
R'000
R'000
R’000
Revenue 2
1,843,912 1,534,777
970,604
89,235
674,928 629,390
1,933,147 2,209,705 1,599,994
Cost of sales
(1,598,364) (1,397,046) (958,912) (139,369) (847,150) (615,998) (1,737,733) (2,244,196) (1,574,910)
Operating costs
2
(1,503,015) (1,315,126) (873,236) (124,437) (719,996) (509,853) (1,627,452) (2,035,122) (1,383,089)
Depreciation 10
(69,077)
(63,905) (54,749)
(854) (115,027)
(95,883)
(69,931) (178,932) (150,632)
Retrenchment costs 3
(11,344)
(938) (984)
–
(26,507) (4,642)
(11,344)
(27,445) (5,626)
Movement in provision for
environmental
rehabilitation
17
(30,171)
(19,952) (28,301)
(4,019)
– (10,768)
(34,190)
(19,952) (39,069)
Movement in gold in
progress
15,243
2,875 (1,642)
(10,059)
14,380 5,148
5,184
17,255 3,506
Gross profit/(loss) from
operating activities
245,548
137,731 11,692
(50,134) (172,222)
13,392
195,414
(34,491) 25,084
Profit/(loss) on derivative
financial instruments
–
– 37
(433)
(50,852) 34,577
(433)
(50,852) 34,614
Impairments 3
(63,915)
(5,913) 44,073
(46,718) (872,133)
74,465
(110,633) (878,046)
118,538
Administration expenses
and general costs
(79,439) (109,277)
(48,161)
(20,084) (100,709)
(83,222)
(99,523) (209,986) (131,383)
Share of loss of associates
–
– –
–
– (151,963)
–
– (151,963)
Operating profit/(loss)
before finance income
and finance expenses
3
102,194
22,541 7,641
(117,369) (1,195,916) (112,751)
(15,175) (1,173,375) (105,110)
Finance income 5
91,975
7,908 10,566
3,040
21,215 92,732
95,015
29,123 103,298
Finance expenses 6
(108,068)
(24,236) (92,889)
(59,625)
(81,747) (13,687)
(167,693) (105,983) (106,576)
Profit/(loss) before
taxation
86,101
6,213 (74,682)
(173,954) (1,256,448)
(33,706)
(87,853) (1,250,235) (108,388)
Income tax 7
68,303
(737) (1,323)
75,408
(4,996) (23,069)
143,711
(5,733) (24,392)
Profit/(loss) after
taxation
154,404
5,476 (76,005)
(98,546) (1,261,444)
(56,775)
55,858 (1,255,968) (132,780)
Profit on disposal of
discontinued operations
8
–
– –
1,169,210
90,938 18,322
1,169,210
90,938 18,322
Profit/(loss) for the year
154,404
5,476 (76,005)
1,070,664 (1,170,506)
(38,453)
1,225,068 (1,165,030) (114,458)
Attributable to:
Ordinary shareholders of
the company
128,558
(2,674) (71,478)
867,483 (921,792)
(38,611)
996,041 (924,466) (110,089)
Minority interest
25,846
8,150 (4,527)
203,181 (248,714)
158
229,027 (240,564)
(4,369)
Profit/(loss) for the year
154,404
5,476 (76,005)
1,070,664 (1,170,506)
(38,453)
1,225,068 (1,165,030) (114,458)
Earnings per share attributable
to ordinary shareholders of the
company
Basic and diluted
earnings/(loss) per share
(cents)
9
34
(1) (23)
231
(270) (12)
265
(271) (35)
1
The discontinued operations relate to the Porgera Joint Venture (disposed on 17 August 2007), Emperor (disposed on 22 October 2007), Netgold
(disposed on 13 March 2008) and Buffelsfontein Gold Mines Limited (liquidated on 22 March 2005).
2 Operating costs equates to cash costs of production
.

DRDGOLD Limited
CONSOLIDATED BALANCE SHEETS
at June 30, 2008
2008
2007
Note
R’000
R’000
ASSETS
Non-current assets
1,073,290
785,302
Property, plant and equipment 10
815,592
649,770
Non-current investments and other assets 11
176,123
135,532
Deferred tax 19
81,575
–
Current assets
1,189,205
1,161,861
Inventories 13
62,857
108,741
Trade and other receivables 14
240,278
93,264
Derivative financial instruments 21
–
5,982
Taxation receivable
210
1,565
Cash and cash equivalents
846,114
105,420
Assets classified as held for sale 15
39,746
846,889
Total assets
2,262,495
1,947,163
EQUITY AND LIABILITIES
Equity
1,305,461
143,456
Shareholders' equity 16
1,244,257
141,171
Minority shareholders' interest
61,204
2,285
Non-current liabilities
529,654
462,118
Provision for environmental rehabilitation 17
381,252
282,580
Post-retirement and other employee benefits 18
22,740
26,019
Deferred tax 19
–
104,334
Long-term liabilities 20
125,662
49,185
Current liabilities
427,380
1,341,589
Trade and other payables
385,110
303,846
Short-term liabilities 20
39,972
790,343
Taxation payable
1,771
310
Bank overdraft
527
117,849
Liabilities classified as held for sale 15
–
129,241
Total equity and liabilities
2,262,495
1,947,163

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
At June 30, 2008
Number
of
ordinary
shares
Number of
cumulative
preference
shares
Share capital
and share
premium
R’000
Cumulative
preference
share capital
R’000
Revaluation
and other
reserves
1
R’000
Retained
earnings
R’000
Total
shareholders
equity
R’000
Minority
Interest
R’000
Total equity
R’000
Balance at June 30, 2005
296,206,048
5,000,000
3,564,974
500
62,134
(3,150,358)
477,250
5,844
483,094
Issued shares for cash 23,200,021 199,870
199,870
199,870
Staff options exercised 629,009 3,468
3,468
3,468
Share issue expenses (6,944)
(6,944)
(6,944)
Share-based payments 13,341
13,341
13,341
Acquisition of subsidiaries 126,489
126,489
200,526
327,015
Foreign exchange gain on translation 78,762
78,762
31,124
109,886
Loss for the year (110,089)
(110,089)
(4,369)
(114,458)
Total recognized income and expense for the year 205,251 (110,089)
95,162
227,281
322,443
Balance at June 30, 2006
320,035,078
5,000,000
3,761,368
500
280,726
(3,260,447)
782,147
233,125
1,015,272
Issued shares for cash 50,132,575 314,594
314,594
314,594
Staff options exercised 174,328 973
973
973
Share issue expenses (7,839)
(7,839)
(7,839)
Share-based payments 12,686
12,686
12,686
Partial disposal of subsidiary
–
18,515
18,515
Foreign exchange loss on translation (36,924)
(36,924)
(8,791)
(45,715)
Loss for the year (924,466)
(924,466)
(240,564)
(1,165,030)
Total recognized income and expense for the year (36,924) (924,466)
(961,390)
(230,840)
(1,192,230)
Balance at June 30, 2007
370,341,981
5,000,000
4,069,096
500
256,488
(4,184,913)
141,171
2,285
143,456
Issued shares for cash 5,800,000 27,976
27,976
27,976
Staff options exercised 429,607 2,353
2,353
2,353
Share issue expenses (1,219)
(1,219)
(1,219)
Share-based payments 6,591
6,591
6,591
Fair value adjustment on available-
for-sale investment 1,744
1,744
1,744
Transfer of reserve on disposal
of subsidiaries (126,489) 126,489
–
(184,079)
(184,079)
Foreign exchange gain on translation 69,600
69,600
13,971
83,571
Profit for the year 996,041
996,041
229,027
1,225,068
Total recognized income and expense for the year (55,145) 1,122,530
1,067,385
58,919
1,126,304
Balance at June 30, 2008
376,571,588
5,000,000
4,098,206
500
207,934
(3,062,383)
1,244,257
61,204
1,305,461
1
Revaluation and other reserves comprise foreign exchange differences arising on translation of foreign subsidiaries, share-based payment reserves and asset revaluation reserves.

DRDGOLD Limited
CONSOLIDATED CASH FLOW STATEMENTS
For the year ended June 30, 2008
2008
2007
2006
Note
R’000
R’000
R’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from sales of precious metals
1,933,147
2,209,705 1,599,994
Cash paid to suppliers and employees
(1,728,030)
(2,151,012) (1,579,749)
Cash generated by operations
29
205,117
58,693 20,245
Finance income
46,859
15,925 32,841
Dividends received
4,074
3,829
–
Finance expenses
(35,528)
(58,842) (42,109)
Income tax paid
(37,902)
(17,268) (27,002)
Payments arising from derivative instruments
–
–
(37,375)
Net cash inflow/(outflow) from operating activities
182,620
2,337 (53,400)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investments
(26,539)
(7,498) (50,862)
Proceeds on sale of investments
19,225
3,774 385
Additions to property, plant and equipment
(286,664)
(313,034) (263,286)
Proceeds on disposal of property, plant and equipment
10,054
981 7,162
Purchase of subsidiaries net of cash acquired 30
–
– 45,343
Cash flow on disposal of subsidiaries net of cash disposed 30
(121,761)
(558) 22,325
Cash flow on disposal of joint venture net of cash disposed 31
1,936,726
– –
Net cash inflow/(outflow) from investing activities
1,531,041
(316,335) (238,933)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of shares
30,329
315,567 203,338
Advances of long-term liabilities
24,864
111,576 332,694
Repayments of long-term liabilities
(819,916)
(518,046) (76,778)
Share issue expenses
(1,219)
(7,839) (6,944)
Capital distribution to minorities
(74,080)
– –
Net cash (outflow)/inflow from financing activities
(840,022)
(98,742) 452,310
NET INCREASE/(DECREASE) IN
CASH AND CASH EQUIVALENTS
873,639
(412,740) 159,977
Cash and cash equivalents at beginning of the year
(12,429)
454,652 232,038
Foreign exchange movements
(15,623)
(54,341) 62,637
Cash and cash equivalents at the end of the year
32
845,587
(12,429) 454,652

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended June 30, 2008
1. ACCOUNTING POLICIES
DRDGOLD Limited is a company domiciled in South Africa. The consolidated financial statements of the company for the year ended June 30, 2008 comprise the company and its subsidiaries, together referred to as the group and its interests in associates and jointly controlled entities.
STATEMENT OF COMPLIANCE
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS)
and its interpretations adopted by the International Accounting Standards Board (IASB).
The financial statements were approved by the Board of Directors on 22 September 2008.
BASIS OF MEASUREMENT
The financial statements are prepared on the historical cost basis, unless otherwise stated.
FUNCTIONAL AND PRESENTATION CURRENCY
The consolidated financial statements are presented in South African Rands, which is the company's functional currency. All financial information presented in South African Rands has been rounded to the nearest thousand.
USE OF ESTIMATES AND JUDGEMENTS
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.
The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 27.
Significant accounting policies
The accounting policies set out below have been applied consistently by all entities in the group to all periods presented.
Change in presentation
For the year ended June 30, 2008, the group changed its presentation in respect of metals on consignment. Metals on consignment previously classified as cash and cash equivalents have been reclassified as trade and other receivables. The change was applied retrospectively and had no effect on the current or previous financial performance of the group. Management is of the opinion that it is a more appropriate presentation.
Change in accounting policy
The group adopted the following new standards, amendments to standards and interpretations:
AS 1 – Capital Disclosures (Amendment).
IFRS 7 – Financial Instruments: Disclosures.
IFRIC 11 – IFRS2 – Group and Treasury Share Transactions.
IAS 1 Capital Disclosures (Amendment)
The group adopted IAS 1 Amendment – Capital Disclosures as of June 30, 2008. The amendment requires additional disclosures about the group's objectives, policies and processes of managing capital. The adoption of the amendment did not have any effect on the financial position or performance of the group.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended June 30, 2008
1. ACCOUNTING POLICIES (continued)
IFRS 7 Financial Instruments: Disclosures
The group adopted IFRS 7 – Financial instruments: Disclosures as of June 30, 2008. The statement introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about the exposure to risks arising from financial instruments. The adoption of the statement did not have any effect on the financial position or performance of the group.
IFRIC 11 IFRS2 – Group and Treasury Share Transactions
The group adopted IFRIC Interpretation 11 retrospectively as of June 30, 2008. This interpretation addresses how IFRS 2 Share-
based Payment should be applied in the separate financial statements of entities where there are share-based payment arrangements involving an entity's own equity instruments or equity instruments of another entity in the same group (e.g. equity instruments of its parent).
The adoption of the interpretation had no effect on the group.
New accounting standards and IFRIC interpretations
Certain new accounting standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations have been published that are mandatory for accounting periods beginning on or after January 1, 2008. These new standards and interpretations have not been early adopted by the group. A reliable estimate of the impact of the adoption thereof for the group cannot yet be disclosed for all of them.
At the date of authorization of these financial statements, the following standards and interpretations were in issue but not yet effective:
Standard/interpretation
Effective date
IAS 23
Borrowing Costs
Annual periods commencing on or after
January 1, 2009
(1)
IFRS 8 Operating Segments Annual periods commencing on or after
January 1, 2009
(1)
IFRIC 12 Service Concession Arrangements Annual periods commencing on or after
January 1, 2008
(2)
IFRIC 13 Customer Loyalty Programs Annual periods commencing on or after
July 1, 2008
(2)
IFRIC 14 IAS 19 – The Limit on a Annual periods commencing on or after
Defined Benefit Asset January 1, 2008
(2)
Minimum Funding Requirements
and their Interaction
IAS 1 Presentation of Financial Statements Annual periods commencing on or after January 1, 2009
(1)
IFRS 2 amendment IFRS 2 Share-based Payment: Annual periods commencing
Vesting Conditions and Cancellations on or after January 1, 2009
(1)
IAS 27 & IFRS 1 amendment Cost of an Investment in a Subsidiary, Annual periods commencing
Jointly Controlled Group or Associate on or after January 1, 2009
(1)
IAS 32 & IAS 1 amendment IAS 32 Financial Instruments: Annual periods commencing
Presentation and IAS 1 Presentation on or after January 1, 2009
(1)
of Financial Statements: Puttable
Financial Instruments and Obligations
Arising on Liquidation

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
f
or the year ended June 30, 2008
1. ACCOUNTING POLICIES (continued)
Standard/interpretation
Effective date
IAS 39 amendment
Eligible Hedged Items
Annual periods commencing
on or after July 1, 2009
(2)
IFRS 3 Business Combinations Annual periods commencing
on or after July 1, 2009
(1)
IAS 27 amendment Consolidated and Separate Financial Annual periods commencing
Statements on or after July 1, 2009
(1)
IFRS 5 amendment Improvements to IFRS Annual periods commencing on or after July 1, 2009
(1)
IFRIC 15 Agreements for the Construction Annual periods commencing of Real Estate on or after January 1, 2009
(2)
IFRIC 16 Hedges of a Net Investment in a Annual periods commencing
Foreign Operation on or after October 1, 2008
(2)
Various Improvements to IFRS Annual periods commencing
(excluding IFRS 5 amendment) on or after January 1, 2009
(1)
(1)
Impact not yet known or cannot be reasonably estimated.
(2)
Assessed: not applicable.
here the above standards and interpretations affect the group, the standard or interpretation will be adopted when effective.
BASIS OF CONSOLIDATION
Subsidiaries
Subsidiaries are entities controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
Subsidiaries with a year-end on a date other than June 30, are included in the consolidated financial statements using the most recent financial results with no more than a three-month difference if impracticable to prepare financial statements at the group reporting date. Adjustments are made for material transactions and events between the group and subsidiary in the intervening period.
The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the group.
Associates
Associates are those entities in which the group has significant influence, but not control, over the financial and operating policies.
Significant influence is presumed to exist when the group holds between 20% and 50% of the voting power of another group.
Associates are accounted for using the equity method and are initially recognized at cost. The group's investment in associates includes goodwill identified on acquisition and is presented net of any accumulated impairment losses. The consolidated financial statements include the group's share of the income and expenses and equity movements of associates, after adjustments to align the accounting policies with those of the group, from the date that significant influence commences until the date that significant influence ceases.
When the group's share of losses exceeds its interest in an associate, the group's carrying amount of that interest is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred legal or constructive obligations or made payments on behalf of an associate.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended June 30, 2008
1. ACCOUNTING POLICIES (continued)
Joint ventures
Joint ventures are those entities over the activities of which the group has joint control. They are established by contractual agreement and require unanimous consent for strategic financial and operating decisions. The consolidated financial statements include the group's proportionate share of the entities' assets, liabilities, revenue and expenses, with items of a similar nature on a line-by-line basis, from the date that joint control starts until the date that joint control ceases.
Transactions eliminated on consolidation
Intra-group balances and any unrealized gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the group's interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
FOREIGN CURRENCY
Functional currency
The functional currency is the currency of the primary economic environment in which the entity operates. This is determined by all companies in the group after analyzing all sources and influences of various currencies on their respective financial position and performance, in order to establish the currency with the most dominant influence as its functional currency.
ach entity in the group has determined its own functional currency in accordance with the above process. The functional currency of the company is the South African rand.
Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of the group entities at the foreign exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies, measured at fair value, are translated at foreign exchange rates ruling at the dates that the fair value was determined. Foreign exchange differences arising on translation are recognized in the income statement, except for differences arising on the translation of available-for-sale equity instruments or a financial liability designated as a hedge of the net investment in a foreign operation, which are recognized directly in equity.
Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated into South African Rands at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to South African Rands at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognized directly in a separate component of equity, namely the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.
Net investment in foreign operations
Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the foreign currency translation reserve in the consolidated financial statements.
FINANCIAL INSTRUMENTS
Financial instruments recognized on the balance sheet include investments, derivative financial instruments, trade and other receivables, cash and cash equivalents, long- and short-term interest-bearing borrowings, trade and other payables, and bank overdrafts.
Financial instruments are initially recognized at fair value and include any directly attributable transaction costs, except those financial instruments measured at fair value through profit or loss. Subsequent to initial recognition, financial instruments are measured as described below.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended June 30, 2008
1. ACCOUNTING POLICIES (continued)
FINANCIAL INSTRUMENTS (continued)
Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Investments are designated at fair value through profit or loss if doing so results in more relevant information because either:
•
it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
•   the group manages and evaluates performance of such investments, and makes purchase and sale decisions based on their fair value in accordance with the group's documented risk management or investment strategy.
Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.
Held-to-maturity investments
If the group has the positive intent and ability to hold debt securities to maturity, then they are classified as held to maturity. Held-
to-maturity investments are measured at amortized cost using the effective interest method, less any impairment losses.
Loans and receivables
Loans and receivables and other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.
Available-for-sale financial assets
The group's investments in equity securities and certain debt securities are classified as available-for-sale financial assets.
Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss.
Derivative financial instruments
The group uses derivative financial instruments as economic hedges to hedge its exposure to foreign exchange, interest rate and commodity price risks arising from operational, financing and investing activities. In accordance with its treasury policy, the group does not hold or issue derivative financial instruments for trading purposes.
erivative financial instruments are subsequent to initial recognition measured at fair value. The gain or loss is recognized immediately in profit or loss.
Trade and other receivables
Subsequent to initial recognition, trade and other receivables are measured at amortized cost less impairment losses.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents are subsequent to initial recognition measured at amortized cost, which is equivalent to their fair value. Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
Interest-bearing borrowings
Interest-bearing borrowings (including the preference share liabilities) are subsequent to initial recognition measured at amortized cost with any difference between the initial amount and the redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis. If the group revises its estimates of payments, the carrying amount of the liability is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the present value of estimated future cash flows at the liability's original effective interest rate. The adjustment is recognized as income or expense in profit or loss.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
f
or the year ended June 30, 2008
1. ACCOUNTING POLICIES (continued)
FINANCIAL INSTRUMENTS (continued)
Convertible loan notes
Convertible loan notes that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds as explained below.
The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. This fair value is determined as the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.
Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.
Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized against equity, net of any tax benefit
Where the conversion feature in convertible loan notes is denominated in a foreign currency with a conversion option to convert a fixed amount of notes into a fixed number of shares denominated in the functional currency, the convertible loan notes are classified entirely as a liability.
Trade and other payables
Subsequent to initial recognition, trade and other payables are measured at amortized cost, using the effective interest rate method.
PROPERTY, PLANT AND EQUIPMENT
Owned assets
The group's property, plant and equipment consists mainly of mining assets which comprise mining properties (including mineral rights), mine development costs, mine plant facilities and equipment and vehicles. Development costs which are capitalized consist primarily of expenditure that gives access to proved and probable ore reserves. Mine development costs to maintain production and exploration costs, are expensed as incurred.
Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses.
Certain items of property, plant and equipment that have been revalued to fair value on or prior to 1 July 2004, the date of transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation. These assets have been subject to depreciation since the date of transition to IFRS.
Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing an asset to a working condition for its intended use, as well as the costs of dismantling and removing an asset and restoring the site on which it was located.
Where parts of an item of property, plant and equipment with costs that are significant in relation to the total cost of the item have different useful lives, they are accounted for as separate items of property, plant and equipment.
Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within 'other income' in profit or loss.
Leased assets
Leases in terms of which the group assumes substantially all the risks and rewards of ownership are classified as finance leases.
Upon initial recognition, the leased asset and liability are measured at amounts equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in the same manner as owned property, plant and equipment.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended June 30, 2008
1. ACCOUNTING POLICIES (continued)
PROPERTY, PLANT AND EQUIPMENT (continued)
Subsequent costs
The group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing part of an item when that cost is incurred, if it is probable that the future economic benefits embodied within the part will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other costs are recognized in the income statement as an expense as incurred.
Depreciation
Depreciation of mining properties (including mineral rights), mine development and mine plant facilities relating to underground operations are computed using the units-of-production method based on estimated proved and probable ore reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year. Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Changes in management’s estimates of the quantities of economically recoverable reserves impact depreciation on a prospective basis. The prevailing market price of gold at the end of the financial year was R117,055, R154,437 and R208,287 per kilogram for the fiscal years ended June 30, 2006, 2007 and 2008, respectively.
Other assets are depreciated using the straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their estimated useful lives, unless it is reasonably certain that the group will obtain ownership by the end of the lease term. Land is not depreciated.
The current estimated useful lives are:
•
mining properties – life of mine for each operation, currently between three and 28 years
•
mine development – life of mine for each operation, currently between three and 28 years
•
mine plant facilities – life of mine for each operation, currently between three and 28 years
•
equipment and vehicles – three to five years
The residual values, estimated useful lives and depreciation methods are reassessed annually.
IMPAIRMENT
Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
Financial assets measured at amortized cost
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets).
Available-for-sale financial assets
An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. When a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity, and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in equity is recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.
Financial assets that are individually significant are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.
All impairment losses are recognized in profit or loss.
An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
1. ACCOUNTING POLICIES (continued)
IMPAIRMENT (continued)
Non-financial assets
The carrying amounts of the group's assets, other than inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term "recoverable minerals" means proved and probable ore reserves which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R117,055, R154,437 and R208,287 per kilogram for the fiscal years ended June 30, 2006, 2007 and 2008, respectively. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets (the 'cash-
generating unit').
An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in the income statement.
Impairment losses recognized in respect of cash-generating units are allocated to the carrying amounts of the assets in the unit
(group of units) on a pro rata basis.
Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.
INVENTORIES
Gold in process is measured at the lower of cost and net realizable value. Costs are assigned to gold in process on an average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing as they are reliably measurable at that point. Selling, refining and general administration costs are excluded from inventory valuation.
Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.
Consumable inventory is measured at the lower of cost and net realizable value. Cost of consumables is based on the weighted average cost principle and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition.
TAXATION
Income tax expense comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current taxation
Current taxation is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
1. ACCOUNTING POLICIES (continued)
TAXATION (continued)
Deferred taxation
Deferred taxation is recognized using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, and the company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Additional income taxes that arise from the distribution of dividends, such as secondary tax on companies, are recognized at the same time as the liability to pay the related dividend is recognized.
SHARE CAPITAL
Ordinary share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.
Preference share capital
Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the company's option, and any dividends are discretionary. Dividends on preference share capital classified as equity are recognized as distributions within equity. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.
Dividends
Dividends are recognized as a liability in the period in which they are declared.
EMPLOYEE BENEFITS
Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through monthly contributions to these defined contribution plans. Obligations for contributions are recognized as an employee benefit expense in the income statement as incurred.
Long-service benefits
The group makes long-service bonus payments (long-service awards) for certain eligible employees, under the Chamber of Mines of South Africa Long Service Award Scheme. The amount of the award is based on both the employee's skill level and years of service with gold mining companies that qualify for the scheme. The obligation is accrued over the service life of the employees and is calculated using a projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
1. ACCOUNTING POLICIES (continued)
EMPLOYEE BENEFITS (continued)
Share-based payment transactions
The group grants share options to certain employees under an employee share plan to acquire shares of the company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options.
The fair value of the options granted is measured using the Black-Scholes option valuation model, taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to market conditions such as share prices not achieving the threshold for vesting.
Post-retirement medical benefits
Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. The group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis and discounted using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the group's obligations and that are denominated in the same currency in which the benefits are expected to be paid. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. The fair value of any planned assets is deducted. Actuarial gains and losses are recognized immediately in the income statement. When the calculation results in a benefit to the group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.
When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.
PROVISIONS
A provision is recognized in the balance sheet when the group has present legal or constructive obligations resulting from past events that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.
Decommissioning liabilities
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognized and included within mining properties.
Decommissioning liabilities are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement.
Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the relevant asset.
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Restoration liabilities
The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are charged to the income statement as a cost of production. Gross restoration liabilities are estimated at the present value of the expenditures expected to settle the obligation.
Rehabilitation trust fund
Annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These contributions are recognized as a right to receive reimbursement from the fund and measured at the fair value of the fund assets. Changes in the carrying value of the fund assets, other than contributions to and payments from the fund, are recognized in profit or loss.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
1. ACCOUNTING POLICIES (continued)
REVENUE RECOGNITION
Gold bullion and by-products
Revenue from the sale of gold bullion and by-products is measured at the fair value of the consideration received or receivable.
Revenue is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.
Government grants
Government grants are not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grant will be received. Grants that compensate the group for expenses incurred are recognized in the income statement as a deduction against the related expense.
Finance income
Finance income includes dividends received, interest received, growth in the environmental rehabilitation trust funds, changes in the fair value of financial assets at fair value through profit or loss, and other profits and losses arising on disposal of investments.
Dividends are recognized when the group's right to receive payment is established. Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.
EXPENSES
Operating lease payments
Payments made under operating leases are recognized in the income statement on a straight-line basis over the period of the lease.
Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
Finance expenses
Finance expenses comprise interest payable on borrowings calculated using the effective interest method, unwinding of discounting of provision for environmental rehabilitation, net foreign exchange gains and losses, net gains or losses on financial instruments measured at amortized cost, and interest on finance leases.
Finance costs capitalized
Interest on borrowings utilized to finance qualifying capital projects under construction is capitalized during the construction phase as part of the cost of the project. All other borrowing costs are recognized in profit or loss using the effective interest method.
SEGMENT REPORTING
A segment is a distinguishable component of the group that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.
Segment information is presented in respect of the group's business and geographical segments. The group's primary format for segment reporting is based on business segments. The business segments are determined based on the group's management and internal reporting structure.
Inter-segment pricing is determined on an arm's length basis.
Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
1. ACCOUNTING POLICIES (continued)
NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
A held-for-sale asset is classified as such if it is a non-current asset, or disposal group comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use. Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the group's accounting policies.
Thereafter, in general, the non-current assets or disposal groups are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent measurement. Gains are not recognized in excess of any cumulative impairment loss.
A discontinued operation in the group is a component of the group's business that represents a separate major line of business, or geographical area of operations which has been disposed of or is held for sale, or is a subsidiary acquired exclusively for resale.
An operation is recognized as being discontinued on disposal or, if earlier, the date it meets the criteria to be classified as held for sale. A disposal group that is to be abandoned may also qualify. When an operation is classified as a discontinued operation, the comparative income statement is restated.
EARNINGS PER SHARE
The group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings or loss per share are calculated based on the net profit or loss after taxation for the year attributable to ordinary shareholders of the company, divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings or loss per share are presented when the inclusion of ordinary shares that may be issued in the future, has a dilutive effect on earnings or loss per share and headline earnings or loss per share, which comprises share options granted to employees.
BUSINESS COMBINATIONS INVOLVING ENTITIES UNDER COMMON CONTROL
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and that control is not transitory.
In the absence of more specific guidance, the group consistently applied the book value measurement method to all common control transactions on the basis that an investment is simply being transferred from one part of the group to another. Any difference between the carrying amount of the net assets received and the consideration paid, if any, is recognized directly in equity as an excess arising from the common-control transaction.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
2008
2007
2006
R’000
R’000
R’000
2. REVENUE
Revenue consists of the following principal categories:
Gold revenue
1,897,723
2,160,800 1,576,883
By-product revenue
35,424
48,905 23,111
Total revenue
1,933,147
2,209,705 1,599,994
3. OPERATING PROFIT/(LOSS) BEFORE FINANCE INCOME AND FINANCE
EXPENSES INCLUDES THE FOLLOWING:
Auditors' remuneration
(10,453)
(15,418) (13,606)
Audit fees – current year
(10,163)
(11,555) (9,595)
Over/(under) provision – prior year
161
(2,291) (951)
Fees for other services
(451)
(1,572) (3,060)
Management, technical, administrative and secretarial
service fees
(15,760)
(11,811) (15,476)
Staff costs
Included in staff costs are:
(652,168)
(795,926) (487,058)
Salaries and wages
(598,160)
(706,663) (440,525)
Share-based payments
(6,591)
(12,686) (13,341)
Retrenchment and restructuring costs
(11,344)
(27,445) (5,626)
Post-retirement and other employee benefit contributions
(36,073)
(49,132) (27,566)
Profit/(loss) on sale of property, plant and equipment
10,054
(301) 6,537
(Impairments)/reversal of impairments
(110,633)
(878,046) 118,538
Property, plant and equipment
(116,522)
(872,133)
–
Investments in associates
67,728
Loans to associates
74,488
Other loans
5,889
(5,913) (23,678)
During the year ended June 30, 2008, an impairment of R69.8 million was recorded against ERPM's property, plant and equipment due to unprofitable long walls, and an impairment of R46.7 million was recorded against Emperor's property, plant and equipment. The impairments were due to the recoverable amount represented by the value in use of these assets being less than their carrying amount.
An impairment of R3.5 million recorded during the previous financial year against the preference shares held by the company in its black economic empowerment partner, Khumo Gold SPV (Pty) Limited, and a R2.4 million impairment which was raised against the loan to the DRDGOLD SA Employee Share Trust, were reversed during the current financial year. The reversal of these impairments was due to the recoverable amount represented by the value in use of these assets being higher than their carrying amount.
During the year ended June 30, 2007, an impairment amounting to R872.1 million was recorded against property, plant and equipment at Emperor. R65.0 million related to an impairment of Tolukuma's property, plant and equipment and R807.1 million related to an impairment of Vatukoula's property, plant and equipment. The impairments were due to the recoverable amount represented by the value in use of these assets being less than their carrying amount.
During the year ended June 30, 2006 the group reversed R67.7 million of the R160.4 million impairment recorded in 2004 and
2005 against loans advanced to East Rand Proprietary Mines Limited (ERPM). The ability of ERPM to repay the loans was reassessed based on the discounted cash flows of that operation. The discounted cash flows were calculated using the updated mine plan, a gold price of R131 094 per kilogram and a discount rate of 13%. Accordingly, a decision was made to reverse a portion of the previously recorded impairments.
The R74.5 million impairment recorded in 2005 on the group’s investment in Emperor Mines Limited (Emperor) was reversed during the year ended June 30, 2006, based on the market price of Emperor’s shares on the Australian Stock Exchange. The investment was impaired the previous year down to A$0.28 per share. As at June 30, 2006 Emperor’s share price closed at A$0.40 per share.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
2008
2007
2006
R’000
R’000
R’000
Operating leases (refer note 22)
(2,635)
(3,428) (1,631)
Pumping subsidy received
12,703
19,599 6,096
4. DIRECTORS' EMOLUMENTS
Executive directors
Services rendered as directors of the company
Salaries
(3,994)
(2,852) (3,422)
Bonuses
(1,655)
(1,184) (2,065)
Pension/provident fund contributions
–
–
(50)
End-of-contract payments
–
–
(950)
Services rendered by directors as directors of subsidiaries
Salaries
–
(2,556) (3,651)
Bonuses
–
(3,134) (3,397)
End-of-contract payments
–
(1,905) (2,251)
Non-executive directors
Services rendered as directors of the company
Directors fees and bonuses
(3,071)
(2,473) (2,082)
Services rendered as directors as directors of subsidiaries
Directors fees and bonuses
(877)
(1,147)
–
Alternate Directors
Services rendered as directors of the company
Salaries
(1,562)
(943)
–
Bonuses
(716)
–
–
Pension/provident fund contributions
(130)
(70)
–
Services rendered by directors as directors of subsidiaries
Salaries
–
(398)
–
Bonuses
–
(431)
–
Included in administration and general costs
(12,005)
(17,093) (17,868)
5. FINANCE INCOME
Dividends received                                                                                                                  4,074               3,829                         –
Royalties received
–
1,960
–
Interest received on bank deposits
70,232
12,998 8,206
Profit on realization of investments
12,005
1,152 455
Profit on disposal of subsidiaries
–
–
674
Profit arising on rights issue by subsidiary
–
–
88,361
Growth in environmental rehabilitation trust funds
8,486
8,061 5,515
Other investment income
218
1,123 87
95,015
29,123 103,298

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
2008
2007
2006
R’000
R’000
R’000
6. FINANCE EXPENSE
Interest paid on bank loans and overdrafts
(34,133)
(86,293) (8,870)
Interest paid on overdue accounts
(787)
(988) (87)
Interest expense on convertible bond (refer note 20)
–
(11,795) (28,548)
Loss on disposal of subsidiaries
–
(8,896) -
Unrealized foreign exchange (loss)/gain
(37,314)
14,012 (43,608)
Net (loss)/profit on financial liabilities measured at amortized cost (refer note 20)
(83,721)
(5,182) (16,629)
Unwinding of provision for environmental rehabilitation
(refer note 17)
(4,735)
(3,250) (5,662)
Unwinding of discount on financial liabilities measured
at amortized cost
(6,394)
(3,371) (1,355)
Other finance expenses
(609)
(220) (1,817)
(167,693)
(105,983) (106,576)
7. INCOME TAX
Mining tax
147,737                (204)            (23,069)
Non-mining tax
(4,026)
(5,068) (1,323)
Secondary tax on companies
–
(461)
–
143,711
(5,733) (24,392)
Comprising:
South African
Income tax
(13,272)
(276) 289
Deferred tax
81,575
– (1,612)
Secondary tax on companies
–
(461)
–
Foreign
Income tax
(32,678)
(4,792) (14,436)
Deferred tax
108,086
(204) (8,633)
143,711
(5,733) (24,392)
In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. Non- mining income, which consists primarily of interest, is taxed at a standard rate of 28% (2007: 29%) (2006: 29%). The tax rates applicable to mining and non-mining income of a gold mining company depend on whether the company has elected to be exempt from secondary tax on companies (STC). STC is a tax on dividends declared, which is payable by the company declaring the dividend. At present, the STC tax rate is equal to 10.0% (2007: 12.5% 2006:
12.5%) of the amount of income declared as a dividend. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply to both mining and non-mining income.
In 2008, 2007 and 2006, the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 43% (2007: 45%) (2006: 45%) and 35% (2007: 37%) (2006: 37%), respectively. During those same years, the tax rates for companies that did not elect the STC exemption were 34% (2007: 35% 2006: 35%) and 28% (2007: 29% 2006: 29%) for taxable mining and non-mining income, respectively.
In 1993, the company elected not to be exempt from STC, as this would have meant that the company would be subject to normal taxation at the higher rates of 43% for mining income and 35% for non-mining income. The company, having chosen not to be subject to the STC exemption, is subject to 34% (2007: 35% 2006: 35%) tax on mining income and 28% (2007: 29% 2006: 29%)
for non-mining income. With the exception of Crown, all of the South African subsidiaries elected not to be exempt from STC.
The tax rate for all the Australasian operations is 30%.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
7. INCOME TAX (continued)
South African deferred tax is provided at the estimated effective mining tax rate applicable in terms of the mining tax formula to the relevant operations at either 34% or 43% (2007: 35% or 45%)(2006: 35% or 45%), while the Australian deferred tax is provided at the Australian statutory tax rate of 30% (2007: 30%)(2006: 30%).
Each company is taxed as a separate entity and no tax set-off is allowed between the companies.
2008
2007
2006
R’000
R’000
R’000
Unredeemed capital expenditure at year-end
(available for deduction against future mining income)
1,395,736
1,724,708 1,536,421
Tax losses at year-end (available to reduce future
taxable income)
963,940
892,363 653,683
Estimated tax losses and unredeemed capital expenditure
carried forward
2,359,676
2,617,071 2,190,104
Estimated future tax relief at applicable statutory rates
748,071
879,635 765,221
Tax reconciliation
Major items causing the group's income tax provision to
differ from the statutory rate were:
Taxation benefit on net loss at applicable statutory rates
27,987
451,071 42,656
Temporary difference for which deferred tax assets
not recognized
(208,054)
(504,606) (5,933)
Disallowable expenditure
(94,659)
(78,930) (68,678)
Exempt income
226,850
139,705 6,554
Additional tax relating to the previous year – – (1,612)
Tax incentives
5,678
3,107 –
Secondary tax on companies
–
(461) –
Utilization of previously unrecognized tax losses
122,038
– –
Deferred tax movement excluding unrecognized tax losses
63,871
(12,320) –
Other
–
(3,299) 2,621
Taxation charge
143,711
(5,733) (24,392)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
8. PROFIT ON DISPOSAL OF DISCONTINUED OPERATIONS
An extensive three-month review of the Vatukoula mine was completed in early December 2006. The results of the review concluded that continuation of the mine plan was no longer economically viable. On December 5, 2006 mining ceased, and the mine was closed and placed on care and maintenance.
The sale of Emperor’s 20% interest in the Porgera Joint Venture to Barrick was completed on August 17, 2007 for a cash consideration of R1.9 billion ($255.0 million) and subsequently Emperor retired all its debt facilities. Emperor’s capital return to its shareholders amounting to R308.5 million ($43.9 million) was completed on 3 September 2007 and DRDGOLD received its portion of the capital return, amounting to R242.8 million ($37.7 million).
The sale of DRDGOLD’s 78.72% interest in Emperor was concluded on October 22, 2007 for a total consideration of R355.8 million (A$56.0 million), drawing to a close the group’s mining investment in Australasia.
On March 30, 2008 DRDGOLD disposed of its 50.25% shareholding in NetGold Services Limited (NetGold) and in exchange for its shareholding in NetGold obtained a 12.3% stake in GM Networks Limited (GoldMoney). Subsequent to year-end
DRDGOLD sold its investment in GoldMoney and at year-end this investment was classified as held for sale.
On March 9, 2005, the North West Operations suffered the effects of an earthquake measuring 5.3 on the Richter scale. As a consequence of the extensive damage caused by the earthquake, the No. 5 shaft of the North West Operations was closed. There was continuing seismic activity in the area and on March 16, 2005, the company closed the No. 2 shaft because of concerns for the safety of the employees. On March 22, 2005 application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein Gold Mines Limited, or Buffelsfontein (which owns the North West Operations), which order was granted on the same day.
Comparative information has been restated and re-presented to show the discontinued operations separately from the continuing operations.
Profit on disposal of Porgera
1,052,393
–
–
Profit on disposal of Emperor
103,403
–
–
Profit on disposal of NetGold
13,414
–
–
Profit on disposal of the Vatukoula mine.
–
90,895
–
Costs recovered on liquidation of the North West Operations
–
43 18,322
Profit on disposal of discontinued operations
1,169,210
90,938 18,322
2008
2007
2006
R’000
R’000
R’000

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
9. EARNINGS/(LOSS) PER SHARE
Basic
The calculation of earnings/(loss) per ordinary share is based on the following:
Basic earnings/(loss) attributable to ordinary shareholders                                           996,041          (924,466)           (110,089)
Basic earnings/(loss) from continuing operations attributable to ordinary shareholders
128,558
(2,674) (71,478)
Weighted average number of ordinary shares in issue
376,023,344
340,928,374 310,565,826
Diluted
Basic earnings/(loss) attributable to ordinary shareholders
996,041
(924,466) (110,089)
Interest paid on convertible loan notes
–
– 28,548
Diluted basic earnings/(loss)
996,041
(924,466) (81,541)
Reconciliation of weighted average ordinary shares to diluted weighted average ordinary shares
Weighted average number of ordinary shares in issue
376,023,344
340,928,374 310,565,826
Number of staff options allocated
22,813
895,747 –
Convertible loan notes – – 17,600,000
Diluted weighted average number of ordinary shares
376,046,157
341,824,121 328,165,826
Basic earnings/(loss) per ordinary share (cents)
265
(271)
(35)
Basic diluted earnings/(loss) per share (cents)
265
(271)
(35)
Basic earnings/(loss) from continuing operations per ordinary share (cents)
34
(1)
(23)
Diluted earnings/(loss) from continuing operations per ordinary share (cents)
34
(1)
(23)
There was no dilution in loss per share for 2007 and 2006 as the effect of dilutive securities in issue would be anti-dilutive, as the group recorded losses.
2008
2007
2006
R’000
R’000
R’000

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
2008
2007
R’000
R’000
10. PROPERTY, PLANT AND EQUIPMENT
Total
Cost
1,812,323
2,783,736
Opening balance
2,783,736
3,768,207
Additions
374,106
313,034
Borrowing costs capitalized
2,613
–
Disposals
–
(2,082)
Disposed through disposal of subsidiary
(1,391,555)
–
Transferred to non-current assets held for sale
–
(1,377,786)
Foreign exchange movement
43,423
82,363
Accumulated depreciation and amortization
(996,731)
(2,133,966)
Opening balance
(2,133,966)
(1,917,611)
Current depreciation
(69,931)
(178,932)
Impairment of assets
(116,522)
(872,133)
Disposals
–
800
Disposed through disposal of subsidiary
1,366,295
–
Transferred to non-current assets held for sale
–
892,086
Foreign exchange movement
(42,607)
(58,176)
Net book value
815,592
649,770

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
2008
2007
R’000
R’000
10. PROPERTY, PLANT AND EQUIPMENT (continued)
Mining property
Cost
315,052
935,223
Opening balance
935,223
1,030,625
Additions
161,430
19,952
Borrowing costs capitalized
2,613
–
Disposed through disposal of subsidiary
(808,809)
–
Transferred to non-current assets held for sale
–
(200,067)
Foreign exchange movement
24,595
84,713
Accumulated depreciation and amortization
(145,574)
(873,143)
Opening balance
(873,143)
(254,134)
Current depreciation
(9,927)
(41,619)
Impairment of assets
(46,718)
(596,323)
Disposed through disposal of subsidiary
808,809
–
Transferred to non-current assets held for sale
–
91,914
Foreign exchange movement
(24,595)
(72,981)
Net book value
169,478
62,080
Mine development
Cost
929,235
901,907
Opening balance
901,907
1,543,471
Additions
150,584
185,191
Disposals
–
(51)
Disposed through disposal of subsidiary
(127,371)
–
Transferred to non-current assets held for sale
–
(814,984)
Foreign exchange movement
4,115
(11,720)
Accumulated depreciation and amortization
(513,450)
(531,574)
Opening balance
(531,574)
(904,777)
Current depreciation
(34,452)
(75,137)
Impairment of assets
(69,804)
(37,128)
Disposed through disposal of subsidiary
126,466
–
Transferred to non-current assets held for sale
–
476,769
Foreign exchange movement
(4,086)
8,699
Net book value
415 785
370 333

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
2008
2007
R’000
R’000
10. PROPERTY, PLANT AND EQUIPMENT (continued)
Mine plant facilities
Cost
547,018
726,579
Opening balance
726,579
989,260
Additions
56,416
83,838
Disposals
–
(267)
Disposed through disposal of subsidiary
(243,856)
–
Transferred to non-current assets held for sale
–
(362,735)
Foreign exchange movement
7,879
16,483
Accumulated depreciation and amortization
(324,383)
(537,084)
Opening balance
(537,084)
(607,633)
Current depreciation
(23,276)
(39,748)
Impairment of assets
–
(210,939)
Disposed through disposal of subsidiary
243,856
–
Transferred to non-current assets held for sale
–
323,403
Foreign exchange movement
(7,879)
(2,167)
Net book value
222,635
189,495
Equipment and vehicles
Cost
21,018
220,027
Opening balance
220,027
204,851
Additions
5,676
24,053
Disposals
–
(1,764)
Disposed through disposal of subsidiary
(211,519)
–
Foreign exchange movement
6,834
(7,113)
Accumulated depreciation and amortization
(13,324)
(192,165)
Opening balance
(192,165)
(151,067)
Current depreciation
(2,276)
(22,428)
Impairment of assets
–
(27,743)
Disposals
–
800
Disposed through disposal of subsidiary
187,164
–
Foreign exchange movement
(6,047)
8,273
Net book value
7,694
27,862
Certain assets have been encumbered as security for specified liabilities (refer note 20).
Borrowing costs are capitalized at the prime lending rate.
In assessing the recoverability of the above assets, where there are indicators of possible impairment, the estimated cash flows have been calculated using the following estimates:
•
recoverable proved and probable ore reserves;
•
gold price estimates are based on a gold price of R235 000/kg of gold ($905/oz) in year one, escalating at an average of
11% per annum for the next five years and 7.5% thereafter, and a base exchange rate of R8.08 = $1.00, with the rand weakening in future years based on the expected differential between the local South African interest rates in those years over the United States interest rates in those years. The US dollar gold price is based on an escalation of 4.7% per annum;
• working cost estimates are based on current working costs per kilogram at June 30, 2008, escalated for expected South
African inflationary increases of approximately 11% per annum for the next five years and 7.5% thereafter; and
•
capital cost estimates are based on current estimates of future development costs to mine the current proved and probable ore reserves, escalated for expected South African inflationary increases of approximately 7.5% per annum.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
2008
2007
R’000
R’000
11. NON-CURRENT INVESTMENTS AND OTHER ASSETS
Listed investments (see below)
–
2,042
Opening balance
2,042
1,514
Foreign exchange movement
191
218
Additions
27
–
Disposals
(1 402)
–
Fair value adjustment
(858)
310
Unlisted investments
10,689
8,940
Loan to DRDSA Empowerment Trust
13,628
11,257
Loan to Khumo Gold SPV (Pty) Ltd
41,040
37,523
Investments in environmental rehabilitation trust funds
110,766
75,770
Opening balance
75,770
60,383
Contributions
26,510
7,326
Growth in environmental rehabilitation trust funds
8,486
8,061
Total non-current investments and other assets
176,123
135,532
Directors' valuation of unlisted investments
10,689
8,940
Listed investments consisted of:
Market
Carrying
Carrying
Number
value
value
value
of
2008
2008
2007
% Held
shares
R'000
R'000
R'000
Drillsearch Energy Limited † – – – 2,022
Konekt Limited † – – – 20
– – 2,042
† Represented a less than 1% shareholding.
Unlisted investments comprise investments in various unlisted companies in South Africa. The valuations are based on the net asset value of these investments which approximates the instruments’ fair value. During the year the group disposed of all its listed investments. The monies in the environmental rehabilitation trust funds are invested primarily in low-risk interest-bearing debt securities and may be used only for environmental rehabilitation purposes.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
2008
2007
R’000
R’000
12. INVESTMENT IN JOINT VENTURES
The group acquired a 50% interest in Ergo Mining (Pty) Limited with effect from May 6, 2008. Ergo Mining (Pty) Limited is jointly controlled by the group and Mintails Limited.
The group sold its 20% interest in the Porgera Joint Venture on August 17, 2007.
The group's effective share of income, expenses, assets, liabilities and cash flows of the joint ventures, which is included in the consolidated financial statements, is as follows:
Income statement
Revenue
–
327,611
Cost of sales
–
(200,394)
Operating profit from gold
–
127,217
Other income, administration and general costs
(42)
(44,723)
(Loss)/profit before taxation
(42)
82,494
Balance sheet
Non-current assets
94,408
888,594
Current assets
51,318
118,476
Total assets
145,726
1,007,070
Shareholders' equity
(30)
949,739
Non-current liabilities
78,329
5,967
Current liabilities
67,427
51,364
Total equity and liabilities
145,726
1,007,070
13. INVENTORIES
Gold in process
30,398
31,875
Consumable stores
32,459
76,866
Total inventories
62,857
108,741

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
2008
2007
R’000
R’000
14. TRADE AND OTHER RECEIVABLES
Trade receivables (refer notes 23 and 26)
58,650
29,848
Receivables from related parties (refer note 23)
515
557
Other receivables (refer note 23)
180,828
41,309
Prepayments
285
21,550
240,278
93,264
5. ASSETS CLASSIFIED AS HELD FOR SALE
On March 30, 2008 DRDGOLD disposed of its 50.25% shareholding in NetGold and, in exchange for its shareholding in
NetGold, acquired a 12.3% stake in GoldMoney. DRDGOLD recognized the sale at a fair value of R22.1 million ($2.7 million)
with a subsequent re-measurement to fair value at June 30, 2008 to R24.7 million ($3.1 million). Included in offshore segment
(refer note 25).
In April 2007, the group announced the sale of its 20% interest in the Porgera Joint Venture to Barrick. Total consideration for the transaction was R1.9 billion ($255.0 million) to be paid in cash. The effective date of the transaction was April 1, 2007.
Emperor's consolidated loss includes nine months (July 1, 2006 to March 31, 2007) of operating results from its 20% interest in the Porgera Joint Venture and excludes all Porgera Joint Venture operational transactions post 31 March 2007. The sale was approved by the company's shareholders and Emperor shareholders at the extraordinary general meetings held on July 27 and July
30, 2007, respectively. The transaction was completed on August 17, 2007.
At June 30, 2007, as the sale was announced and not completed, the group’s 20% interest in the Porgera Joint Venture was disclosed as held for sale, comprising assets held for sale of R831.9 million and liabilities held for sale of R129.2 million.
Included in Offshore segment (refer note 25).
Mining property of R15.0 million, being the DRDGOLD mine village, is presented as held for sale following the decision of the group's management on January 13, 2006 to sell this disposal group as part of the closure of the old Durban Deep mine. A sale was expected by June 30, 2008; however, due to circumstances beyond the company's control, the sale has been postponed and is expected to be completed within 15 months. The company remains committed to its plan to sell this disposal group. Included in
South African segment (refer note 25).
The disposal groups are carried at the lower of carrying amount or fair value less costs to sell.
Assets classified as held for sale
Property, plant and equipment
15,000
500,698
Non-current investments and other assets
24,746
–
Inventories
–
326,167
Trade and other receivables
–
17,616
Cash and cash equivalents
–
2,408
39,746
846,889
Liabilities classified as held for sale
Trade and other payables
–
48,133
Provisions
–
81,108
–
129,241

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
2008
2007
R’000
R’000
16. SHAREHOLDERS' EQUITY
Details of shareholders' equity are provided in the statements of changes in equity on page F-5.
Authorized share capital
600,000,000 (2007: 600,000,000) ordinary shares of no par value
5,000,000 (2007: 5,000,000) cumulative preference
shares of 10 cents each
500
500
Issued share capital
376,571,588 (2007: 370,341,981) ordinary shares of no
par value
4,098,206
4,069,096
5,000,000 (2007: 5,000,000) cumulative preference shares
of 10 cents each
500
500
4,098,706
4,069,596
Share capital
Unissued shares
The group operates a share option scheme as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the group’s performance. In terms of the scheme rules, a maximum of 15% of the issued ordinary shares is reserved for issuance thereunder and no participant may hold options at any time, which if exercised in full, would exceed 2% of the company's issued share capital at that time. The number of issued and exercisable share options is
4.2% of the issued ordinary share capital which is within the internationally accepted guideline of 3% to 5% for such schemes.
In addition, the participants in the scheme are fully taxed at their marginal tax rate on any gains realized on the exercise of their options.
On November 12, 2002, the company issued $66 million of 6% Senior Convertible Notes (refer to note 20).The notes were convertible into ordinary shares, or American Depositary Receipts, at a conversion price of $3.75 per share at the company's election, subject to adjustment in certain events. On November 15, 2006, the company repaid, in full, its outstanding 6% Senior
Convertible Notes which matured on November 12, 2006.The company’s obligations under the Senior Convertible Notes have now been satisfied and discharged.
In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next general meeting.
Cumulative preference shares
The terms of issue of the cumulative preference shares were that they carried the right, having priority over the company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of Argonaut's mineral rights acquired from Randgold and Exploration Company Limited in September 1997. In 2005, the Argonaut mineral rights reverted to the South African Government after no application for conversion was lodged within the stipulated period of one year, under the provisions of the Mineral and Petroleum Resources Development Act (MPRDA).
Option instruments
The company currently has one class of options authorized but not issued, namely Durban Deep ‘C’ options. There are 10,000,000 authorized option instruments at year-end which entitle the holder to subscribe for one ordinary share per option instrument at a subscription price of R15 per ordinary share, which are exercisable at any time during the period from the date on which the option is issued by the company to a date no later than five years from the date of issue.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
16. SHAREHOLDERS' EQUITY (continued)
2008
2007
R’000
R’000
Revaluation and other reserves
Foreign exchange translation reserve (a)
157,144
82,417
Asset revaluation reserve (b)
6,744
131,489
Share-based payments reserve (c)
44,046
42,582
207,934
256,488
a)
The foreign exchange translation reserve represents the cumulative translation effect arising on the translation of the financial statements of the company’s foreign operations, as well as from the translation of liabilities that hedge the company’s net investment in a foreign subsidiary.
b) Certain items of property, plant and equipment that have been revalued to fair value on or prior to 1 July 2004 – the date of transition to IFRS – are measured on the basis of deemed cost, being the revalued amount at the date of the revaluation. A revaluation adjustment of R5.0 million has been recognized in the asset revaluation reserve.
The reserve also includes a R1.7 million fair-value adjustment on available-for-sale financial instruments.
On the acquisition of Emperor, an amount of R126.5 million was taken to the asset revaluation reserve. This amount represented that part of the increase in the fair value of Emperor's net assets after the acquisition of the group’s initial interest which is attributable to that initial interest. On disposal of Emperor, the revaluation reserve was transferred directly to the accumulated loss of the group.
c) The company issues equity-settled instruments to certain qualifying employees under an employee share option scheme to purchase shares in the company’s authorized but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Deferred share-based compensation is expensed over the vesting period, based on the company’s estimate of the shares that are expected to eventually vest. During 2008, a deferred share-based compensation expense of R6.6 million (2007: R12.7 million) was charged to the income statement (refer to note 3).
17. PROVISION FOR ENVIRONMENTAL REHABILITATION
Opening balance
282,580                  322,308
Foreign exchange movement                                                                                                                             ¯                       (580)
Acquired/(disposed) through purchase/(disposal) of joint ventures/subsidiaries
59,747
(756)
Unwinding of discount (refer note 6)
4,735
3,250
Charge to the income statement
34,190
19,952
Transferred to non-current liabilities held for sale
–
(61,594)
Closing balance
381,252
282,580
Amounts have been contributed to irrevocable trusts (refer to note 11)
The company intends to fund the ultimate rehabilitation costs from the money invested with the trust funds as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up.
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS
Liability for post-retirement medical benefits
21,504
19,009
Liability for long-service awards
1,236
1,322
Liability for long-service leave
–
5,688
22,740
26,019

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
2008
2007
R’000
R’000
Contribution funds
The group participates in a number of multi-employer, industry-based retirement plans. All plans are governed by the Pension
Funds Act, 1956. The group pays fixed contributions to external institutions and will have no legal or constructive obligation to pay further amounts. Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through monthly contributions to these defined contribution plans. Obligations for contributions are recognized as an employee benefit expense in the income statement as incurred.
Amount recognized in the income statement is as follows:
Contribution payments
(33,578)
(46,885)
Post-retirement medical benefits
The group has an obligation to fund a portion of the medical aid contributions of certain of its employees after they have retired. A provision for post-retirement medical benefits has been raised based on the latest calculations, using a projected unit credit method, of independent actuaries performed as at June 30, 2006. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded.
Amounts recognized on the balance sheet are as follows:
Opening balance
19,009
16,762
Interest costs
1,474
–
Current service cost
1,021
2,247
Closing balance
21,504
19,009
Amounts recognized in the income statement are as follows:
Interest costs
(1,474)
–
Current service cost
(1,021)
(2,247)
(2,495)
(2,247)
Principal actuarial assumptions at the balance sheet date:
Health care cost inflation
5.8%
5.8%
Discount rate
7.8%
7.8%
Real discount rate
1.9%
1.9%
Income at retirement (as % of final salary)
50.0%
50.0%
Normal retirement age
62.5/63/65
62.5/63/65
Expected average retirement age
61.6/62.0/63.5     61.6/62.0/63.5
Spouse age gap
3 years
3 years
Continuation at retirement
100%
100%
Proportion married at retirement
85%
85%
Historical information:
2008
2007 2006
R'000
R'000 R'000
Unfunded liability
21,504
19,009 16,762
There are currently no long-term assets set aside in respect of post-employment medical care liabilities.
Assuming all other variables remain constant, a 1% change in health care costs would have the following effects:
Sensitivity analysis:
100 bp
100 bp
increase
decrease
R’000
R’000
Effect on the aggregate service and interest cost 634 (492)
Effect on past service cost liability 5,441 (4,215)
The group expects to pay contributions to the amount of R3.1 million during 2009.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Long-service awards
The group participates in the Chamber of Mines of South Africa Long Service Awards Scheme (the scheme). The scheme does not confer on any employee or other persons any right of payment of any award.
In terms of the scheme, bonus payments may be made to certain employees, usually semi-skilled, upon reaching the age of 55, who have completed 15 years of continuous service in South African gold mining companies which are members of the Chamber of Mines of South Africa and The Employment Bureau of Africa, provided such service is not pensionable service. The scheme lays down the rules under which an employee may be eligible for the award. The award is paid by the company for which the employee works upon becoming eligible for the award and electing to receive payment. All awards must be confirmed by the
Chamber of Mines of South Africa before payment. The amount of the award is based on both the employee's skill level and years of service with gold mining companies that qualify for the scheme.
2008
2007
R’000
R’000
Amounts recognized in the balance sheet are as follows:
Opening balance
1,322
3,800
Actuarial gain
–
(2,067)
Benefits paid
(86)
(411)
Closing balance
1,236
1,322
Amounts recognized in the income statement
Actuarial gain
–
2,067
Share option scheme
a) Details of the scheme
The company operates a share option scheme, DRDGOLD (1996) Share Scheme, (the scheme), as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the company's performance. In terms of the scheme rules a maximum of 15% of the issued ordinary shares of the company is reserved for issuance thereunder and no participant may hold options at any time which, if exercised in full, would exceed 2% of the company's issued share capital at that time. The number of issued and exercisable share options is approximately 4.2% of the issued ordinary share capital which is within the internationally accepted guideline of 3% to 5% for such schemes. In addition, the participants in the scheme are fully taxed at their maximum marginal tax rate on any gains realized on the exercise of their options.
The price at which an option may be exercised is the lowest seven-day trailing average of the closing market prices of an ordinary share on the JSE limited, as confirmed by the company's directors, during the three months preceding the day on which the employee is granted the option. Each option remains in force for 10 years after the date of grant, subject to the terms of the option plan. Options granted under a plan vest at the discretion of the company's directors, but primarily according to the following schedule over a maximum of a three-year period:
Percentage vested in each period
grant:
Period after the original
date of the option:
25% 6 months
25% 1 year
25% 2 years
25% 3 years
Any options not exercised within 10 years from the original date of the option will expire and may not thereafter be exercised.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
b) Share options activity in respect of the DRDGOLD (1996) Share Scheme was as follows:
Outstanding
Vested
Average
Average
price per
price per
Number of
share
Number of
share
shares
R
shares
R
Balance at 1 July 2006 14,575,256 12.86 9,257,847 15.64
Granted 2,086,500 9.08
Exercised (123,426) 5.47
Forfeited/lapsed (283,556) 10.01
Balance at June 30, 2007 16,254,774 12.48 12,163,058 14.18
Granted 4,581,800 3.88
Exercised (429,607) 5.48
Forfeited/lapsed (4,471,348) 14.34
Balance at June 30, 2008
15,935,619
13.85
11,257,594
11.58
Options to acquire the company's ordinary shares that were granted post November 7, 2002 and remain unvested at January 1,
2005, are measured at fair value at grant date. This fair value is recognized as an employee expense over the vesting period, adjusted to reflect actual levels of vesting, with the corresponding credit to a share-based payments reserve, which is part of equity.
The fair value of the options granted is measured using the Black - Scholes option valuation model, taking into account the terms and conditions upon which the options were granted.
Analysis of unvested share options:
Vested
June 30,
June 30,
June 30,
2009
2010
2011
R5< 1,125,675 1,145,450 1,060,875 1,060,875
R5>R10 4,662,766 995,975 414,850 –
R10>R15 1,409,600 – – –
R15>R20 3,501,753 – – –
R20>R30 557,800 – – –
11,257,594
2,141,425
1,475,725
1,060,875

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
2008
2007
R’000
R’000
c) The fair value of the options determined using the Black - Scholes option valuation model.
Significant inputs into the model were:
Market price at date of grant (rand per share)
1 November 2004 option grant
10.93
10.93
15 April 2005 option grant
5.13
5.13
17 June 2005 option grant
5.50
5.50
25 October 2005 option grant
5.94
5.94
30 October 2006 option grant
9.93
9.93
29 October 2007 option grant
5.50
Vesting periods (years)
1 November 2004 option grant
3
3
15 April 2005 option grant
3
3
17 June 2005 option grant
3
3
25 October 2005 option grant
3
3
30 October 2006 option grant
3
3
29 October 2007 option grant
3
Option strike price (rand per share)
1 November 2004 option grant
11.70
11.70
15 April 2005 option grant
4.84
4.84
17 June 2005 option grant
7.10
7.10
25 October 2005 option grant
8.78
8.78
30 October 2006 option grant
9.08
9.08
29 October 2007 option grant
3.88
Risk-free rate
1 November 2004 option grant
8.56%
8.56%
15 April 2005 option grant
7.81%
7.81%
17 June 2005 option grant
7.58%
7.58%
25 October 2005 option grant
7.94%
7.94%
30 October 2006 option grant
8.39%
8.39%
29 October 2007 option grant
8.79%
Volatility
(1)
1 November 2004 option grant
29%
29%
15 April 2005 option grant
37%
37%
17 June 2005 option grant
38%
38%
25 October 2005 option grant
36%
36%
30 October 2006 option grant
44%
44%
29 October 2007 option grant
28%
Dividend yield
1 November 2004 option grant
–
–
15 April 2005 option grant
–
–
17 June 2005 option grant
–
–
25 October 2005 option grant
–
–
30 October 2006 option grant
–
–
29 October 2007 option grant
–
(1)
The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
19. DEFERRED TAX
2008
2007
R’000
R’000
Balances arose from the following temporary differences:
Deferred tax asset
Property, plant and equipment
194,445
309,733
Provisions, including rehabilitation provision
271,178
79,451
Estimated assessed losses
140,724
205,167
Other temporary differences
151,983
853
Deferred mining and income tax asset not recognized
(676,755)
(595,204)
81,575
–
Deferred tax liability
Property, plant and equipment
–
(111,650)
Inventories
–
(17,862)
Provisions, including rehabilitation provision
–
25,178
–
(104,334)
Net deferred mining and income tax asset/(liability)
81,575
(104,334)
Reconciliation between deferred taxation opening and closing balances
Opening balance
(104,334)
(92,014)
Foreign exchange movement
(3,752)
(12,116)
Income statement credit/(charge)
189,661
(204)
Closing balance
81,575
(104,334)
20. LONG-TERM LIABILITIES
Secured
Industrial Development Corporation (a)
–
1,424
Investec Bank (Mauritius) Limited (b)
–
27,771
ANZ Banking Group Limited (c)
–
759,034
Finance lease agreements (d)
–
2,114
AngloGold Ashanti (e)
24,734
–
Unsecured
Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDGOLD SA
Employee Share Trust (f)
140,900
49,185
Convertible loan notes (g)
–
–
165,634
839,528
Less: payable within one year included under current liabilities
(39,972)
(790,343)
125,662
49,185
Long-term liability repayment schedule for capital amounts payable in the 12 months to:
June 30, 2008 – 790,343
June 30, 2009
39,972
–
June 30, 2010
23,776
–
Thereafter
101,886
49,185
165,634
839,528
Analysis of gross long-term liabilities by currency:
United States dollar
–
27,771
South African rand
165,634
50,609
Australian dollar
–
761,148
165,634
839,528

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
20. LONG-TERM LIABILITIES (continued)
2008
2007
R’000
R’000
Effective interest rates:
Secured liabilities
Industrial Development Corporation                                                                                                             12.0%                  12.0%
Investec Bank (Mauritius) Limited
8.3%
8.3%
ANZ Banking Group Limited
7.9%
7.9%
AngloGold Ashanti
15.5%
Unsecured liabilities
Convertible loan notes
–
8.74%
Undrawn committed borrowing facilities:
Investec Bank (Mauritius) Limited
–
219,887
(a)
On July 18, 2002, Blyvoor entered into a loan agreement with the Industrial Development Corporation of South Africa for R65
million specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor Expansion Project. The loan bore interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. As of June 30, 2007, the interest rate on this loan stood at 12% per annum and R1.4 million was outstanding. The loan was repayable in 48 monthly installments starting from September 2003.The loan was secured by a special notarial bond over the Blyvoor metallurgical plant to the value of R73.0 million. The loan agreement prohibited the company from disposing of or further encumbering the assets covered by the notarial bond and placed restrictions over its ability to change the business of Blyvoor. The loan has been repaid in full.
(b)
On September 13, 2006, a facility of $35.0 million was entered into with Investec (Mauritius).The company had drawn down
R242.4 million ($33.0 million) under this facility for the purpose of repaying the Senior Convertible Notes. At June 30, 2007, the company had repaid a portion of this amount by issuing 39 518 327 ordinary shares to the value of R214.6 million ($29.1
million).The facility bore interest at the three- month London Interbank Offered Rate (LIBOR) plus basis points and was secured by DRD (Offshore)'s shares in Emperor Mines Limited. The loan agreement prohibited the company from disposing of or further encumbering the secured assets and the facility was renewable. The loan was repaid in full by issuing 5,800,000 ordinary shares to the value of R28.0 million.
(c)
As at June 30, 2007, there were five loan facilities from the ANZ Banking Group Limited (ANZ Bank), they comprised the (i)
Vatukoula loan facility (R71.8 million), (ii) project loan facilities (R422.9 million), (iii) a property loan (R8.9 million), (iv) a gold call option facility (R13.4 million), and (v) a hedge book facility of (R242.0 million).
i)
The Vatukoula loan facility from ANZ Bank, secured over the assets and mining rights of Emperor Gold Mining
Company Limited (Fiji), was novated to Emperor Mines Limited (Emperor) on March 28, 2007 following the completion of the sale of the Vatukoula mine to Westech Gold (Pty) Limited. The sale included the transfer of all the assets and liabilities (other than the ANZ Bank loan, lease liability and the gold hedge book) to Westech on March 28, 2007 and security over the Fijian assets was subsequently released by ANZ Bank. An agreement was reached with the ANZ Bank prior to June 30, 2007 to defer principal repayments in relation to all facilities provided by the bank to Emperor and its subsidiaries until the successful completion of the sale of Emperor's 20% interest in the Porgera Joint Venture. The loan bore interest at LIBOR plus 2.5%.This facility was repaid on August 17, 2007.
ii)
The project loan facilities agreement was signed on March 21, 2006 between ANZ Bank and Emperor for R305.3 million
($42.0 million).These facilities comprised a R254.4 million ($35.0 million) senior facility with a 59-month tenor and a
R50.9 million ($7.0 million) revolving working capital facility, which were secured by the Papua New Guinean gold assets and an Emperor Mines Limited guarantee. On January 22, 2007, Emperor signed documentation with ANZ Bank to increase the revolving working capital facility from $7.0 million to $22.0 million to fund the restructure of the Emperor assets which provided working capital for the Papua New Guinean operations and exit costs associated with the
Vatukoula mine sale. The additional facility bore interest at LIBOR plus 4.0%. This facility was repaid on August 17,
2007.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
20. LONG-TERM LIABILITIES (continued)
iii) The property loan represented a mortgage over a property purchased in Brisbane during May 2006.The loan attracted interest payments only for the first five years of the mortgage. A first registered mortgage by Emperor Mines over the property situated at 45 Milman St Clayfield, Queensland, Australia was held by ANZ Bank as security for this loan. The loan bore interest at 6.79% per annum. The loan was repaid on August 17, 2007.
iv)
The gold call option facility was implemented to purchase gold call options from ANZ Bank. The term of the facility was
12 months from April 6, 2006 and the loan bore interest at LIBOR plus 2.1%.The settlement of this facility would have coincided with the closing out of the call options for which the facility was implemented, however, this facility was repaid on August 17, 2007.
v)
A hedge book facility with ANZ Bank was entered into by Emperor to close out its gold forward hedge book of 165 695 ounces on May 16, 2007 at a spot price of $670/oz.The hedge book was closed out at an amount of $34.2 million and
ANZ Bank agreed to defer the settlement of this amount until December 31, 2007 or earlier following receipt of funds from the sale of Emperor’s 20% interest in the Porgera Joint Venture. The deferral facility bore interest at LIBOR plus
3.7%. This facility was repaid on August 17, 2007.
(d) Finance leases were effectively secured over vehicles owned by the Vatukoula mine; however, security over these assets was released by ANZ Bank after the disposal of the Vatukoula mine. This facility was repaid on August 17, 2007.
e) Effective July 31, 2007 and March 1, 2008, Ergo Mining (Pty) Limited entered into two separate loan facilities, amounting to
R85.3 million, with AngloGold Ashanti Limited for the purchase of the remaining movable and immovable assets of Ergo. The facilities are repayable in equal monthly installments over 23 and 19 months, respectively. The loans bear interest at the prime lending rate, which was 15.5% at June 30, 2008.The loans are secured over the assets that were purchased from AngloGold
Ashanti Limited.
(f)
On November 18, 2005, the group issued Class A cumulative participating preference shares to Khumo Gold SPV (Pty)
Limited (Khumo Gold), for a subscription price of R10.6 million. Class B and Class C cumulative participating preference shares, for a subscription price of R7.1 million and R8.6 million, were issued to Khumo Gold and the DRDGOLD SA Empowerment
Trust, respectively on November 30, 2006.The preference shares entitle Khumo Gold and the employee trust to receive a dividend of R0.26 for every R0.74 paid by Crown, ERPM and Blyvoor to the company towards capital and interest on their outstanding intra-group loans as at November 30, 2005.The preference shares are measured at amortized cost.
(g) On November 12, 2002, the company issued $66 million of 6% Senior Convertible Loan Notes due in November 2006, in a
private placement. The company issued the notes at a purchase price of 100% of the principal amount thereof. If not converted or previously redeemed, the notes were to be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006.The notes were convertible into the company's ordinary shares, or, under certain conditions, American Depositary Receipts (ADRs) at a conversion price of $3.75 per share or ADR, subject to adjustments in certain events.
The company was entitled to redeem the notes at their accredited value plus accrued interest, if any, subject to certain prescribed conditions being fulfilled after November 12, 2005.The company offered the notes only to qualified institutional buyers in reliance on Rule 144A of Securities Act of 1933, as amended (the Securities Act), and to non-US persons in reliance on Regulation S under the Securities Act.
On November 15, 2006, the company repaid, in full, its outstanding 6% Senior Convertible Notes which matured on November
12, 2006.The company paid a total of R492.8 million ($69.6 million) to the holders of the Senior Convertible Notes, which included the aggregate principal amount of the Senior Convertible Notes of R469.8 million ($66.0 million), plus all accrued original issue discount and interest. The company’s obligations under the Senior Convertible Notes have now been satisfied and discharged.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
20. LONG-TERM LIABILITIES (continued)
2008
2007
R’000
R’000
Convertible loan notes
Opening balance
–
490,115
Issuance costs amortized during the year
–
5,088
Interest expense
–
11,795
Interest paid
–
(14,402)
Foreign exchange movement
–
231
Loan repayment
–
(492,827)
Closing balance
–
–
Borrowing powers
In terms of the Articles of Association of the company, the borrowing powers of the company and its subsidiaries shall not exceed the greater of R30 million or the aggregate of the issued and paid-up capital together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves.
Total equity
1,244,257
141,171
Currently utilized
165,634
839,528
21. DERIVATIVE FINANCIAL INSTRUMENTS
Interest rate swap agreement (a)
–
264
Option contracts (b)
–
5,718
–
5,982
Disclosed under current assets
–
5,982
–
5,982
a) The Vatukoula loan facility bore interest at an average variable rate of LIBOR plus 2.5%. In order to minimize fluctuation in interest rates, 64% of the loan was covered by entering into interest rate swap contracts under which Emperor was obliged to receive interest at variable rates and pay interest at fixed rates until October 2008 (the Vatukoula loan facility was settled on
August 17, 2007).The contracts were settled on a net basis and the net amount receivable or payable at the reporting date was included in derivative financial instruments. The fixed interest rate payable was 4.34%.(refer note 23).
b) This amount represented the positive mark-to-market on gold call options in DRD (IOM). European-style call options were purchased in January 2006 with strike prices ranging from $634.00/oz to $652.50/oz. Expiry dates of the options ranged from
September 2006 to December 2008.The call options provided the group with the right but not the obligation to buy, in total, up to
46 426 ounces (reducing throughout the period) of gold at the various strike prices. The gold call options were taken up by the company to mitigate the deterioration in the gold forward contracts discussed above.
Strike
June 30,
price
2007
$
Ounces
634.00 6,920
645.80 13,842
652.50 6,920
27,682

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
22. COMMITMENTS AND CONTINGENT LIABILITIES
2008
2007
R’000
R’000
Capital commitments
Contracted for but not provided for in the annual financial statements                                                              79,366                19,493
Authorized by the directors but not contracted for
143,074
17,120
222,440
36,613
This capital expenditure will be financed from existing cash resources.
Operating lease commitments
The company leases its office building in terms of an operating lease. The company does not have an option to acquire the building at the termination of the lease. There is an escalation of 10% per annum imposed by the lease agreement.
Crown leases its vehicles under various operating leases. There is an average escalation of 2.5% per annum imposed by these lease agreements.
The future minimum lease payments under non-cancelable operating leases are as follows:
Not later than 1 year
4,589
2,652
Between 1 and years
2,246
3,915
Later than 5 years
–
2,359
Finance lease commitments
The Vatukoula mine had finance leases over vehicles. This
facility was repaid on August 17, 2007.
Commitments in relation to finance leases are as follows:
Not later than 1 year
–
2,114
Contingent liabilities and uncertainties
Environmental
At
Durban Roodepoort Deep mine, rehabilitation of the surface has continued throughout the year. Nine redundant shafts have been filled and capped and the vegetation that was planted at the Princess dump is now well established. No further vegetation was needed at the mine's tailings dams due to the future mining of these dams.
At West Wits mine, permission has been given to fill a section of the pit with slime from the Mogale Gold (Pty) Ltd plant. The filling of the pit will remove a potential liability as well as reduce water ingress into the underground basin. Grassing of the West
Rand Consolidated Mines' tailings complex continued with 55 hectares planted during the year. These dams will be reprocessed by Mintails. The current grassing program will reduce dust being blown off the dams.
The Western Basin Environmental Corporation (WBEC), a section 21 company, was formed by Mintails, West Wits and
Harmony to manage the underground water decant. Pilot plants were constructed and the results are very promising. The feasibility study for a full-scale plant is continuing. The water in the basin is currently being pumped to bring down the water level to prevent any overflow. Water from this basin will initially be used by Harmony and Mintails for the reprocessing of surface dumps and thereafter treated and sold as industrial quality water. This will be a sustainable solution to the problem of mine decant water from the Western Basin.
Blyvoor continues to pump water from underground and discharges approximately 8 Ml per day into the Wonderfonteinspruit.
Regular monthly quality meetings continue to take place with the Potchefstroom Municipality, with Blyvoor being fully compliant with the requirements of the agreement with the Potchefstroom City Council. Blyvoor also participates in the Mining Interest
Group, a sub-group of the Wonderfonteinspruit Forum, to determine strategies regarding potential pollution and remedial action for the Wonderfonteinspruit and eventual regional closure. The regulators have formed a specialist task team to determine what, if any, remedial action is necessary in the spruit. The Mining Interest Group is proposing a grant to the North-West University to enable them to consolidate all the information available and make recommendations regarding the spruit and potential remedial action required.
Blyvoor is aiming to be a zero discharge mine. A pilot plant to clean the discharge water to a potable standard was constructed and the results are very good. A contract is being drawn up for the construction and operation of a full-scale plant. This plant could be operational in the first quarter of 2009.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
22. COMMITMENTS AND CONTINGENT LIABILITIES (continued)
Blyvoor has embarked on a surface clean-up project where slime from historic run-off and pipe bursts is cleaned up and the area rehabilitated.
Crown has updated its Environmental Management Program (EMP) and submitted it to the Department of Minerals and Energy
(DME) for approval. Crown has been very proactive in concurrent rehabilitation and the management of oversize material which has resulted in a further reduction of R30.0 million in its closure liability over the last year. These initiatives are continuing with rehabilitation being an integral part of operational management.
ERPM has updated its EMP to meet the requirements of the Mineral and Petroleum Resources Development Act (MPRDA) and
submitted it to the DME for approval. The concurrent rehabilitation of redundant structures and holdings continued throughout the year. Water pumping is continuing at SWV Shaft. Pumping from the Hercules Basin started on 21 November 2007. The total pumping infrastructure must be upgraded if pumping is to continue into the future and to allow more reliability and flexibility. The
Central Basin Environmental Corporation (CBEC), a section 21 company similar to WBEC on the west, has been established to manage the Central Basin water. The members of CBEC are ERPM, DRDGOLD SA, Central Rand Gold, West Wits Mining and
Mintails. CBEC, together with WBEC, will work to establish a long-term sustainable water solution. The plugging program at
ERPM has been completed and ERPM’s mining area is now completely isolated from the Central Basin.
Taxation
The group has received a 'Letter of Findings' from the South African Revenue Services (SARS) which has indicated that the view is that when DRDGOLD disposed of its shares in Buffelsfontein Gold Mines Limited (Buffelsfontein) for R1.00 in the financial year ended June 30, 2006, it received 'proceeds' pursuant to an indemnity given by the Simmer & Jack companies and that such amount is equal to R887 187 285.Also, when DRDGOLD disposed of the irrecoverable loan owing by Buffelsfontein of R1 034
551 617 to Simmer & Jack Investments (Proprietary) Limited at the same time, SARS considered that DRDGOLD and
Buffelsfontein were connected persons and that paragraph 56 (1) of the Eight Schedule to the Income Tax Act, No 58 of 1962 is
applicable, thus disallowing the capital loss claimed by DRDGOLD. SARS has requested the company to submit its position on the above-mentioned findings.
Mining rights
The company’s rights to own and exploit its mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently all of the company’s mineral reserves and deposits are located in South Africa.
On May 1, 2004, the Mineral and Petroleum Resources Development Act of 2002 (MPRDA), which was passed by the Parliament of South Africa in June 2002, came into effect. Prior to the introduction of the MPRDA, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. With effect from May 1, 2004, as all mineral rights have been placed under the custodianship of the South African Government. Under the provisions of the
MPRDA, old order proprietary rights need to be converted to new order rights of use within certain prescribed time frames. The
MPRDA vests custodianship of South Africa’s mineral resources in the state which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to convert to new rights. The implementation of the MPRDA may result in significant adjustment to the company’s property ownership structure, which could have a material adverse effect on its financial condition and results of operations.
Where the company holds mineral rights and mining authorizations and conducts mining operations on the date on which the
MPRDA came into effect, it will be able, within five years from the date of effectiveness of the MPRDA, to submit the old rights and authorizations for conversion to a new mining right. It will need to submit a mining work program to substantiate the area and period of the new right, and also to comply with the requirements of the Mining Charter. A similar procedure applies where it holds prospecting rights and a prospecting permit and conducts prospecting operations, but it must apply for a conversion to a new prospecting right within two years from the date of effectiveness of the MPRDA for which purpose a prospecting work program must be submitted. Where the company holds unused rights however, it will have one year to apply for new prospecting rights or mining rights.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
22. COMMITMENTS AND CONTINGENT LIABILITIES (continued)
If the company does not acquire new rights under the MPRDA, it will be entitled to claim compensation from the state as provided for under the constitution of South Africa if it can prove that through this outcome its property has been expropriated. Whether mineral rights constitute property and whether the MPRDA does bring about an expropriation are both aspects which are the subject of legal debate which, ultimately, is likely to be settled by litigation. The factors in determining compensation include not only fair market value, but also history of acquisition and use and aspects of redress and reform, which could have the effect of reducing the compensation.
The company has been granted a prospecting right in respect of the Argonaut area and ERPM has been granted a prospecting right over the Sallies area. The company has submitted applications in respect of the group’s mining rights.
Royalty Bill
Royalties from mining activities will become payable to the state, as from May 1, 2009, under provisions contained in Royalty Bill.
The Royalty Bill was promulgated by government on August 14, 2008. The most significant feature of the Royalty Bill is that the royalty is to be determined in accordance with a formula based system and no longer to be a predetermined specific rate for the different types of minerals. The royalty will be deductible for normal income tax purposes.
Tax on earnings of company officers
The South African Revenue Services, or SARS, conducted a payroll audit on the company's payroll during 2002.At the time the company, acting on professional advice, did not deduct tax from some of the earnings of certain of its officers, who were provisional taxpayers. SARS took the view that the company was in fact obliged to have made these deductions and called for a full disclosure of all payments for the tax years 1999, 2000, 2001, 2002 and 2003 in respect of the earnings of these officers.
If it is established that these officers failed to declare and pay taxes on their earnings during these tax years, SARS may have recourse for arrear taxes against the company in terms of Section 5(2) of the South African Income Tax Act, 1962 as amended.
The company is aware that its possible exposure could be up to R25.0 million, but in view of the fact that the tax records of these officers are protected by statutory confidence, it is not yet possible to determine the full extent of the exposure, if any, that the company faces. Whilst the company is aware that SARS has engaged these officers personally, no tax assessments have been made against the company to date.
Litigation
The group is subject to litigation in the normal course of business.
23. FINANCIAL INSTRUMENTS
Credit risk
Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the group’s receivables from customers and investment securities.
The group's financial instruments do not represent a concentration of credit risk, because the group deals with a variety of major banks and financial institutions located in South Africa after evaluating the credit ratings of the representative financial institutions. Furthermore, its trade receivables and loans are regularly monitored and assessed for recoverability. Where it is appropriate, an impairment loss is raised.
In addition, the group's South African operations all deliver their gold to Rand Refinery Limited (Rand Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is sold by Rand Refinery on the same day as it is delivered and settlement is made within two days.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
23. FINANCIAL INSTRUMENTS (continued)
The following represents the maximum exposure to credit risk for all financial assets at June 30:
Carrying
Fair
Carrying
Fair
value
value
value
value
2008
2008
2007 2007
R'000
R'000
R'000 R'000
Financial assets
Listed investments (refer note 11)
–
–
2,042 2,042
Unlisted investments (refer note 11)
10,689
10,689
8,940 8,940
Loans to black empowerment entities (refer note 11)
54,668
54,668
48,780 48,780
Trade and other receivables (refer note 14)
239,993
239,993
71,714 71,714
Derivative financial instruments (refer note 21)
–
–
5,982 5,982
Cash and cash equivalents
846,114
846,114
105,420 105,420
1,151,464
1,151,464
242,878 242,878
The following represents the maximum exposure to credit
risk for trade and other receivables at June 30:
Trade receivables (refer note 14)
58,650
58,650
29,848 29,848
Receivables from related parties (refer note 14)
515
515
557 557
Other receivables (refer note 14)
180,828
180,828
41,309 41,309
239,993
239,993
71,714 71,714
The ageing of trade and other receivables at June 30:
Gross
Impair-
Gross
Impair-
value
ment
value
ment
2008
2008
2007 2007
R'000
R'000
R'000 R'000
Not past due
200,189
(94)
57,887 (434)
Past due 0-30 days
20,300
(22)
5,790 (131)
Past due 31-120 days
15,236
(104)
1,699 (107)
More than 120 days
12,469
(7,981)
19,766 (12,756)
248,194
(8,201)
85,142 (13,428)
Impairments were raised due to the uncertainty of the timing of the cash flows.
Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:
Impairment
Impairment
2008
2007
R'000
R'000
Balance at 1 July
13 428
11 097
Impairment (reversed)/recognized
(5 227)
2 331
Balance at June 30
8 201
13 428
The group has no significant credit risk as the majority of the group’s receivables are from customers with good track records.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
23. FINANCIAL INSTRUMENTS (continued)
Interest rate and liquidity risk
Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due. The group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the group’s reputation.
The group ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risks. In the ordinary course of business, the group receives cash from its operations and is obliged to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. Funding deficits for the group's mining operations have been financed through the issue of additional shares and external borrowings. Lower interest rates result in lower returns on investments and deposits and may also have the effect of making it less expensive to borrow funds at then current rates. Conversely, higher interest rates result in higher interest payments on loans and overdrafts.
The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:
Carrying
Contractual
6 months
6-12
More than
amount
cash flows
or less
months
2-5 years
5 years
R’000
R’000
R’000
R’000
R’000
R’000
June 30, 2008
Secured
AngloGold Ashanti
24,734
(28,488)
(13,972)
(12,123)
(2,393)
–
Unsecured
Preference shares held by Khumo
Gold SPV (Pty) Limited and the
DRDGOLD SA Employee Share Trust
140,900
(237,065)
–
(60,577)
(147,044)
(29,444)
Trade and other payables
385,110
(385,110)
(385,110)
–
–
–
Bank overdraft
527
(527)
(527)
–
–
–
551,271
(651,190)
(399,609)
(72,700)
(149,437)
(29,444)
June 30, 2007
Secured
Industrial Development Corporation 1,424 (1,439) (1,439) – – –
Investec Bank (Mauritius) Limited 27,771 (27,976) (27,976) – – –
ANZ Banking Group Limited 759,034 (920,239) (920,239) – – –
Finance lease agreements 2,114 (2,235) (2,235) – – –
Unsecured
Preference shares held by Khumo
Gold SPV (Pty) Limited and the
DRDGOLD SA Employee
Share Trust 49,185 (237,065) – – (164,387) (72,678)
Trade and other payables 303,846 (303,846) (303,846) – – –
Bank overdraft 117,849 (117,849) (117,849) – – –
1,261,223 (1,610,649) (1,373,584) – (164,387) (72,678)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
23. FINANCIAL INSTRUMENTS (continued)
The following represents the interest rate risk profile for the group's interest-bearing financial instruments:
Carrying
Carrying
amount
amount
2008
2007
R’000
R’000
Variable interest rate instruments
Financial assets
846,114
105,420
Financial liabilities
(527)
(908,192)
845,587
(802,772)
Cash flow sensitivity analysis for variable rate instruments:
A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2007.
2008
2007
Profit or (loss)
Profit or (loss)
100 bp
100 bp
100 bp 100 bp
increase
decrease
increase decrease
June 30
R’000
R’000
R’000 R’000
Variable interest rate instruments
8,456
(8,456)
(8,028) 8,028
Cash flow sensitivity
8,466
(8,466)
(8,028) 8,028
Fair value of financial instruments
The following table represents the carrying amounts and fair values of the group's financial instruments at June 30:
Carr
ying
Fair
Carrying
Fair
value
value
value
value
2008
2008
2007 2007
R’000
R’000
000 R’000
Financial assets
Listed investments (refer note 11)
–
–
2,042 2,042
Unlisted investments (refer note 11)
10,689
10,689
8,940 8,940
Loans to black empowerment entities (refer note 11)
54,668
54,668
48,780 48,780
Trade and other receivables (refer note 14)
239,993
239,993
71,714 71,714
Derivative financial instruments (refer note 21)
–
–
5,982 5,982
Cash and cash equivalents
846,114
846,114
105,420 105,420
1,151,464
1,151,464
242,878 242,878
Financial liabilities
Long-term liabilities (refer note 20)
– long-term
125,662
113,382
49,185 49,185
– short-term
39,972
39,972
790,343 790,343
Trade and other payables
385,110
385,110
303,846 303,846
Bank overdrafts
527
527
117,849 117,849
551 271
538 991
1 261 223 1 261 223

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
23. FINANCIAL INSTRUMENTS (continued)
The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged between knowledgeable, willing parties in an arm's length transaction.
Fair values
Trade and other receivables
The fair value approximates the carrying value due to their short-term maturities.
Loans to black empowerment entities
The fair value of these loans cannot be reliably estimated and are carried at cost.
Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDGOLD SA Employee Share Trust
Preference shares are measured at amortized cost based on expected future discounted cash flows. The original risk adjusted discount rate of 13% is used when estimating the possible future liability and are re-measured on an annual basis.
Loans from AngloGold Ashanti
Loans from AngloGold Ashanti are measured at amortized cost using the market interest rate. The loans bear interest at the prime lending rate.
Cash and cash equivalents
The carrying value of cash and cash equivalents approximates their fair value because of the short-term maturity of these deposits.
Listed investments
The fair value of listed investments is determined by reference to published price quotations from recognized securities exchanges.
Trade and other payables
The fair value approximates the carrying value due to their short-term maturities.
Unlisted investments
The valuations are based on the net asset values of these investments which approximates the investments’ fair value.
Derivative instruments
Derivative financial instruments are measured at fair value with reference to quoted market prices.
Foreign currency risk
The group’s reporting currency is the South African rand. Although gold is sold in US dollars, the company is obliged to convert this into South African Rands. The company is thus exposed to fluctuations in the US dollar/South African rand exchange rate.
The company conducted its operations in South Africa during the current year. Foreign exchange fluctuations affect the cash flow that it will realize from its operations as gold is sold in US dollars, while production costs are incurred primarily in South African
Rands. The company's results are positively affected when the US dollar strengthens against the rand and adversely affected when the US dollar weakens against the rand. The company's cash and cash equivalent balances are held in US Dollars, Australian dollars and South African Rands; holdings denominated in other currencies are relatively insignificant.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
23. FINANCIAL INSTRUMENTS (continued)
The following represents the exposure to foreign currency risks:
US$
A$
US$
A$
2008
2008
2007 2007
’000
’000
’000 ’000
Cash and cash equivalents
1,191
2,787
2,077 9,936
Trade and other receivables
7,365
12,981
4,546 464
Financial assets
–
–
808 44
Long-term liabilities
–
–
(3,925) (126,727)
Trade and other payables
(75)
(123)
(2,990) (7,558)
Net balance sheet exposure
8,481
15,645
516 (123,841)
The following significant exchange rates applied during the year:
Spot rate
Average rate
2008
2007
2008
2007
1 US dollar
7.965
7.076
7.312
7.2188
1 Australian dollar
7.658
6.006
6.565
5.671
Sensitivity analysis
A 10% strengthening of the rand against the currencies mentioned at June 30, would have increased (decreased) equity and profit or (loss) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.
The analysis is performed on the same basis for 2007.
US$
A$
US$
A$
2008
2008
2007 2007
’000
’000
’000 ’000
Equity (848) (1,565) (52) 12,384
Loss (736) – (422) –
A 10% weakening of the rand against the above currencies at June 30, would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
23. FINANCIAL INSTRUMENTS (continued)
The following table represents the carrying amounts and fair values per category of financial instruments at June 30:
Carrying
Fair
Carrying
Fair
value
value
value
value
2008
2008
2007 2007
R'000
R'000
R'000 R'000
Financial assets
Available-for-sale financial assets
10,689
10,689
8,940 8,940
Financial assets held for trading
–
–
2,042 2,042
Loans and receivables
1,140,775
1,140,775
225,914 225,914
Fair value through profit or loss
–
–
5,982 5,982
1,151,464
1,151,464
242,878 242,878
Financial liabilities
Financial liabilities measured at amortized cost
551,271
538,991
1,261,223 1,261,223
551,271
538,991
1,261,223 1,261,223
24. CAPITAL MANAGEMENT
The primary objective of the board in managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimizes the cost of capital, maximizes shareholders' returns, and ensures that the group remains in a sound financial position. There were no changes to the group's overall capital management approach during the current year. The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.
The Board of Directors monitors the return on capital, which the group defines as net operating income from continued operations divided by total shareholders' equity, excluding non-redeemable preference shares and minority interest, and seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The Board of Directors also monitors the level of dividends to ordinary shareholders.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
25. SEGMENT INFORMATION
The group operates in one business segment, being the extraction and production of gold and related by-products, therefore the disclosures for the primary segment have already been given in these financial statements. The secondary reporting format is by geographical analysis by origin as follows:
South
African
Offshore
operations
(1)
operations
(2)
Total
R’000
R’000
R’000
2008
Segment revenue
1,843,912
89,235
1,933,147
Segment result
245,548
(50,134)
195,414
Finance income
84,225
10,790
95,015
Finance expenses
(115,635)
(52,058)
(167,693)
Income tax
(3)
68,303
75,408
143,711
Other
(141,243)
1,099,864
958,621
Profit for the year
141,198
1,083,870
1,225,068
Segment assets
Property, plant and equipment
812,875
–
812,875
Other assets
1,449,620
–
1,449,620
Total assets
2,262,495
–
2,262,495
Segment liabilities
Liabilities excluding taxation and deferred taxation
955,263
–
955,263
Taxation and deferred taxation
1,771
–
1,771
Total liabilities
957,034
–
957,034
Other information
Capital expenditure
251,180
47,572
298,752
Depreciation and amortization
69,077
854
69,931
Impairments
63,915
46,718
110,633
Total number of employees including contractors
7,627
–
7,627
1) Includes Crown, ERPM, Blyvoor and Ergo.
(2) Includes Tolukuma.
(3)
Tax has been allocated to the segmental result as the group is able to do so.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
25. SEGMENT INFORMATION (continued)
South
African
Offshore
operations
(1)
operations
(2)
Total
R’000
R’000
R’000
2007
Segment revenue
1,534,777 674,928 2,209,705
Segment result 137,730 (172,221) (34,491)
Finance income 21,488 7,635 29,123
Finance expenses (37,613) (68,370) (105,983)
Income tax (737) (4,996) (5,733)
Other (82,053) (965,893) (1,047,946)
Profit/(loss) for the year 38,815 (1,203,845) (1,165,030)
Segment assets
Property, plant and equipment 625,325 24,445 649,770
Other assets 237,089 1,060,304 1,297,393
Total assets 862,414 1,084,749 1,947,163
Segment liabilities
Liabilities excluding taxation and deferred taxation 599,739 1,099,324 1,699,063
Taxation and deferred taxation 310 104,334 104,644
Total liabilities 600,049 1,203,658 1,803,707
Other information
Capital expenditure 139,428 173,606 313,034
Depreciation and amortization 63,905 115,027 178,932
Reversal of impairments (5,889) (872,157) (878,046)
Total number of employees including contractors 7,971 738 8,709
(1)
Includes Crown, ERPM and Blyvoor.
(2)
Includes Tolukuma, 20% of the Porgera Joint Venture until March 31, 2007, and Vatukoula until March 31, 2007.
(3)
Tax has been allocated to the segmental result as the group is able to do so.
26. RELATED PARTY AND OTHER TRANSACTIONS
The group has related party relationships with its associates, subsidiaries, and with its directors and key management personnel.
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the company. For the year ended June 30, 2008, total directors’ remuneration (short-term benefits) amounted to R12.0 million and other key management personnel remuneration (short-term benefits) to R61.0 million, which include termination benefits of R7.0 million.
Prior to the awarding of a contract to a related party for the supply of goods and services, the group procurement manager reviews both the pricing, quality and the reliability of that party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market related terms.
The company’s executive directors review the terms and conditions of all loans to ensure that the terms of the loans are similar to those offered by financial institutions.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
26. RELATED PARTY AND OTHER TRANSACTIONS (continued)
Transactions with associates, joint ventures and subsidiary companies
During the year ended June 30, 2008, the company earned R5.9 million (year ended June 30, 2007: R20.3 million) in management fees from DRD (Offshore) Limited and R17.5 million in management fees from DRDGOLD South African Operations (Pty) Ltd
(DRDGOLD SA) (year ended June 30, 2007: R20.3 million). No dividends were received from associates or subsidiaries in 2008
(2007: R nil).Transactions with associates are priced on an arm’s length basis.
Subsidiaries
The following information relates to the group’s financial interest in its subsidiaries at June 30, 2008:
ISSUED ORDINARY
NUMBER OF
SHARES
% HELD
SHARES AT
COST
LESS
IMPAIRMENTS
R’000
EFFECTIVE
DATE OF
ACQUISITION
INDEBTEDNESS
NET OF
IMPAIRMENTS
R’000
South Africa
Argonaut Financial Services (Pty) Limited 100 100 – Oct 1, 1997 (1,055)
Crown Consolidated Gold Recoveries Limited 51,300,000 100 – Sep 14, 1998 (143,268)
DRDGOLD South African Operations (Pty)
Limited
1
1,000,000 74 113,177 Nov 14 , 2005 763,773
East Champ d’Or Gold Mine Limited 7 100 – Apr 1, 1996 –
Rand Leases (Vogelstruisfontein) Gold Mining
Company Limited 118,505,000 100 – Jan 1, 1996 (42,092)
Roodepoort Gold Mine (Pty) Limited 1 100 – Jan 1, 1996 –
99,900,000 100 – Apr 1, 1996 (22,996)
West Witwatersrand Gold Holdings Limited
Australasia/International
Dome Resources NL 142,619,074 100 – Apr 1, 2000 –
DRD Australia APS 130 100 – Jan 26, 1999 –
DRD Australasia (Pty) Limited 100 100 – Nov 15, 1999 –
DRD International APS 125 100 – Apr 28, 1999 –
DRD (Offshore) Limited 5 100 1,007,928 Nov 4, 2005 (899,143)
Total 1,121,105 (344,781)
1
DRDGOLD South African Operations (Pty) Limited holds the following investments: 100% of Blyvooruitzicht Gold Mining Company
Limited, 100% of East Rand Proprietary Mines Limited, 100% of Crown Gold Recoveries (Pty) Limited and 50% of
Ergo Mining (Pty) Limited

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
26. RELATED PARTY AND OTHER TRANSACTIONS (continued)
Joint Ventures
The joint ventures for which the income statement and balance sheet have been proportionately consolidated were as follows:
Porgera Joint Venture – percentage held
–
20%
Ergo – percentage held
50%
The group acquired a 20% interest in the Porgera Joint Venture in Papua New Guinea on October 14, 2003. The sale of the group’s 20% interest in the Porgera Joint Venture to Barrick was completed on August 17, 2007 for a cash consideration of
R1.9 billion ($255.0 million).
2008
2007
R’000
R’000
Shares at cost, less impairment loss
1,121,105
965,471
Net indebtedness, less impairment loss
(344,781)
(260,949)
Amounts owing by subsidiaries
997,185
962,282
Impairments
(233,412)
(881,116)
Amounts owing to subsidiaries
(1,108,554)
(342,115)
The loans are interest free, unsecured and without any
fixed repayment.
Net investment in subsidiaries
776,324
704,522
The interest of the company in the (loss)/profit after taxation of its subsidiaries is:
Aggregate losses
(84,397)
(2,444,878)
Aggregate profits
255,164
141,859

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
26. RELATED PARTY AND OTHER TRANSACTIONS (continued)
The group acquired a 50% interest in Ergo Mining (Pty) Limited with effect from May 6, 2008. Ergo Mining (Pty) Limited is jointly controlled by the group and Mintails Limited.
The group's effective share of income, expenses, assets, liabilities and cash flows of the joint ventures, which is included in the consolidated financial statements, is as follows:
2008
2007
R’000
R’000
Income statement
Revenue
–
327 611
Cost of sales
–
(200 394)
Operating profit from gold
–
127 217
Other income, administration and general costs
(42)
(44 723)
(Loss)/profit before taxation
(42)
82 494
Balance sheet
Non-current assets
94 408
888 594
Current assets
51 318
118 476
Total assets
145 726
1 007 070
Shareholders' equity
(30)
949 739
Non-current liabilities
78 329
5 967
Current liabilities
67 427
51 364
Total equity and liabilities
145 726
1 007 070
Rand Refinery agreement
The group has entered into an agreement with Rand Refinery Limited (Rand Refinery), for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the group’s gold and casts it into troy ounce bars. Rand Refinery then sells the gold on the same day as delivery, at the London afternoon fixed price on the day that the gold is sold. In exchange for this service, the group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr Pretorius, CEO Designate of DRDGOLD, is also a director of Rand Refinery and is a member of its Audit
Committee. The group currently owns 4.0% of Rand Refinery (which is jointly owned by South African mining companies). Trade receivables to the amount of R58.7 million (2007: R29.9 million) relate to metals sold.
Consultancy agreement
On June 23, 2008 DRDGOLD SA approved a consultancy agreement with Khumo Gold, which owns 20% of DRDGOLD SA.
The agreement provides for a monthly retainer of R200,000.
Success fee payable to Khumo Bathong Holdings (Pty) Ltd
During the year, the company paid the following amounts to Khumo Bathong Holdings (Pty) Ltd (KBH):
1 That against KBH interacting with the DME at the appropriate level on behalf of the company to acquire the licenses and entitlements below; and
(a) upon the issuance of an appropriate and valid authority to Blyvoor to treat and dispose of the No 2 rock dump, that the company paid KBH a success fee of R0.5 million (plus VAT); and
(b) upon the issuance of an appropriate and valid authority to Crown to treat 3L2, that the company paid KBH a success fee of
R0.5 million plus VAT; and
2 That in respect of Top Star and in consideration of:
KBH interacting with the DME and government generally (including the Department of Arts and Culture) to procure the issuance of a mining authorization for Top Star, and the removal of such administrative hindrances as may otherwise inhibit the mining of
Top Star (e.g. the declaration to bestow heritage status to the site), payable on the granting of the license and the removal of the restriction to mine, the company paid KBH a success fee of R2.0 million (plus VAT), payable upon the issuance of an appropriate and valid authority to Crown to mine Top Star, that is not inhibited by any other administrative conduct.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
26. RELATED PARTY AND OTHER TRANSACTIONS (continued)
Mining joint venture
On June 7, 2007, DRDGOLD and Mintails announced the formation of the Ergo Mining Joint Venture between Mintails SA and
DRDGOLD SA. DRDGOLD's contribution to the project will amount to approximately R275 million. As at June 30, 2008
DRDGOLD had contributed R85 million towards the project. A medium-term facility was granted for the amount of R156 million and bears no interest. The aforesaid medium-term facility shall only be repayable under a written unanimous resolution of the joint venture partners. DRDGOLD’s share of the Ergo Mining Joint Venture’s contractual but not provided commitments, amounts to
R66.9 million (refer note 22).
27. ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of the financial statements in conformity with IFRS requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectation of future events that are believed to be reasonable in the circumstances.
The resulting accounting estimates may differ from actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:
(a)
Recoverable amount of mining assets
The recoverable amount of mining assets is generally determined utilizing discounted future cash flows. Management also considers such factors as the market capitalization of the group, the quality of the individual ore body and country risk in determining the recoverable amount. During the year under review, the group calculated recoverable amount based on updated life-
of-mine business plans, a gold price of R235 000/kg in year one escalating at 11% per annum for the next five years and 7.5%
thereafter, and a discount rate of 20%. At a 10% lower gold price received of R211 500 per kilogram, a further impairment of
R45.7 million would have been raised against ERPM’s consolidated underground assets (refer note 10).
(b)
Valuation of financial instruments
If the value of the financial instrument cannot be obtained from an active market, the group has established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, refined to reflect the issuer’s specific circumstances.
(c)
Estimate of exposure and liabilities with regard to rehabilitation costs
Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.
An average discount rate of 11.0%, average inflation rate of 8.9% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (2007: discount rate of 9.1%
and inflation rate of 6.4%).
(d)
Estimate of post-retirement medical liability
An updated actuarial valuation is carried out every three years. Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, income at retirement, retirement age, spouse age gap, continuation at retirement and proportion married at retirement (refer note 18).
(e)
Estimate of taxation
The group is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will have an impact on the income tax and deferred tax provisions in the period in which such determination is made.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
27. ACCOUNTING ESTIMATES AND JUDGEMENTS
(f)
Fair value of share-based compensation
The fair value of options granted is determined using the Black-Scholes option pricing model. The significant inputs into the model are: vested period and conditions, risk-free interest rate, volatility, price of grant and dividend yield. (Refer to note 18 for detail on the share option scheme.)
(g)
Gold in lock-up
Gold in lock-up in certain plants is estimated based on the plant call factor calculated.
(h)
Assessment of contingencies
Contingencies will only realize when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.
(i)
Ore reserves
At the end of each financial year, the estimate of proved and probable ore reserves is updated using life of mine business plans. Significant changes in the life of mine business plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life of mine business plans the company reviews its accounting estimates and adjusts depreciation and the evaluation of each mine for impairment where necessary. The company uses the prevailing gold price at the end of each financial year to determine ore reserves for its life of mine business plans. The prevailing market price of gold at the end of the financial year was R117,055,
R154,437 and R208,287 per kilogram for the fiscal years ended June 30, 2006, 2007 and 2008, respectively.
(j)
Estimate of deferred tax asset
The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows similar to estimates used in the calculation of depreciation and rehabilitation liabilities. Management considers all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors included proven profitability of Crown and Blyvoor, cost restructuring at ERPM and a higher gold price. Where necessary, management applies an uncertainty factor to adjust the amount recognized. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. The amount recognized at June 30, 2008 is based on a future gold price received of
R235,000 per kilogram in year one escalating at 11% per annum for the next five years and 7.5% thereafter. At a 10% lower gold price received of R211,500 per kilogram, the deferred tax asset will reduce by R32.5 million.
28. SUBSEQUENT EVENTS
Disposal of interest in GM Network Limited
Subsequent to the year-end, DRDGOLD disposed of its interest in GM Network Limited (GMN),a company which holds the rights, patents and other intellectual property of GoldMoney.com (a product specializing in digital gold currency), to certain of the shareholders of GMN. The disposal was required in terms of South African exchange control regulations but GMN was also considered to be non-core to the group. The disposal consideration amounted to $2.9 million.
Declaration of dividend
On August 21, 2008, DRDGOLD declared a dividend which, in total, amounts to R37.7 million (10 cents per share). Secondary tax on companies of R3.8 million is payable on the dividend. The last day to trade ordinary shares cum dividend is October 3,
2008.
Settlement of litigation matters
There were several legal actions between DRDGOLD, Messrs R A R Kebble and B Kebble (the Kebbles) and other parties in
South Africa and Australia. DRDGOLD issued summonses against the Kebbles and others for R77 million, R82 million, A$5 million and A$6.1 million relating to the RAWAS transaction. The Kebbles also issued a claim for punitive damages of R7.0 million against DRDGOLD. On September 16, 2008 these litigation matters were settled on the basis that JCI Limited shall pay
DRDGOLD an amount of R25.0 million in respect of capital and interest and R0.5 million as a contribution towards costs.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
28. SUBSEQUENT EVENTS (continued)
Acquisition of an additional 15% interest in the Elsburg Joint Venture
Subsequent to the approval of the consolidated financial statements for issue by the board of directors on September 22, 2008, on
September 29, 2008, DRDGOLD SA acquired a further 15% interest in the Elsburg Joint Venture, or Ergo Phase 1, from Mintails
SA resulting in DRDGOLD SA, which holds its interest through its subsidiary, ERPM, holding a 65% interest and Mintails SA a
35% interest in the joint venture. In addition, Mintails has granted DRDGOLD SA a conditional option (the Elsburg option) to acquire a further 11.4% interest in the Elsburg Joint Venture. The 50:50 interests of DRDGOLD SA and Mintails in the Ergo Joint
Venture were not affected by the acquisition and remained unchanged. The purchase consideration in respect of the acquisition was R100 million, which is to be re-invested by Mintails towards its outstanding capital requirements in the Elsburg Joint Venture and the Ergo Joint Venture. The effective date of the acquisition will be the date upon which it becomes unconditional. The option is exercisable between January 1, 2009 and January 15, 2009 at an exercise price of R75.9 million. The acquisition facilitates the advancement of both the Elsburg Joint Venture and the Ergo Joint Venture as well as being consistent with our stated intention of focusing on our South African gold operations and, in particular, our surface dump retreatment operations.
ERPM’s underground operations placed on care and maintenance
On October 6, 2008 we ceased pumping at ERPM’s South West Vertical Shaft following the death of two employees underground.
Post mortems suggest that the two men, who had been conducting routine water level measurements, died of asphyxiation. The South
West Vertical Shaft has been used only for water pumping purposes for several years.
The Department of Minerals and Energy issued a Section 54 notice in terms of the Mine Health and Safety Act, subjecting access into the area to certain restrictions and conditions relating to ventilation. On October 23, 2008, drilling and blasting operations were suspended after the cessation of pumping of underground water at South West Vertical shaft on October 6, 2008 for safety reasons.
Although the Far East Vertical shaft where production is taking place is sealed off from water ingress from the South West Vertical shaft, the pumps at Far East Vertical shaft will no longer be able to cope with rising water, which includes the water resulting from the ice sent underground every day to cool down the underground working places. Without being able to continue to supply ice underground for this purpose, the underground temperature will become unacceptably high and it will not be safe for employees to continue work underground at the Far East Vertical shaft. On November 19, 2008 we announced our intention to place on care and maintenance the underground operations of ERPM, and to proceed with a consultation process in terms of Section 189A of the Labour
Relations Act to determine the future of the mine’s 1,700 employees. A full impairment of R47.6 million was raised against ERPM’s underground assets for the quarter ended September 30, 2008.
Acquisition of the remaining 35% interest in the Elsburg Joint Venture
In terms of a binding heads of agreement dated December 8, 2008, DRDGOLD has agreed to acquire:
• the remaining 35% interest (or 23.6% if the Elsburg option is exercised prior to implementation of the acquisition) held by
Mintails, through its subsidiary Mogale Gold (Pty) Limited, in the Elsburg Joint Venture; and
• all of the shareholder’s loans from the Mintails group to the Elsburg Joint Venture
The implementation of the acquisition will result in the DRDGOLD group holding 100% of the Elsburg Joint Venture. The 50:50 interests of DRDGOLD SA and Mintails in the Ergo Joint Venture are not affected by the acquisition.
The purchase consideration in respect of the acquisition is R177.0 million, which is to be settled in cash. In the event that the Elsburg option is exercised prior to the implementation of the acquisition, the parties have agreed that the purchase price will be reduced by approximately R23.8 million in recognition of amounts that would have been paid by the DRDGOLD group on exercise of the
Elsburg option.
The effective date of the acquisition is December 8, 2008, although the risk and title in respect of the acquisition only passes to the
DRDGOLD group on completion of the acquisition.

29. CASH GENERATED BY/(APPLIED TO) OPERATIONS
2008
2007
2006
R’000
R’000
R’000
Loss before taxation
(87,853)
(1,250,235)            (108,388)
Adjusted for
Depreciation
69,931
178,932 150,632
Movement in provision for environmental rehabilitation
34,190
19,952 39,069
Movement in gold in progress
(5,184)
(17,255)
(3,506)
(Profit)/loss on derivative instruments
433
50,852
(34,614)
Impairments/(reversal of impairments)
110,633
878,046 (118,538)
(Profit)/loss on sale of property, plant and equipment
(10,054)
301 (6,537)
Share-based payments
6,591
12,686 13,341
Amortization of convertible loan issuance costs
–
5,088 9,937
Non-cash movement in provisions
–
1,730 241
(Reversal of impairment)/impairment on trade receivables
(5,227)
2,331 (472)
Actuarial losses on post-retirement and employee benefits
–
180 6,523
Share of loss of associates
–
– 151,963
Finance income
(95,015)
(29,123) (43,061)
Finance expenses
167,693
105,983 46,339
Operating profit/(loss) before working capital changes
186,138
(40,532) 102,929
Working capital changes
18,979
99,225
(82,684)
Trade and other receivables
(117,271)
23,768 (71,467)
Inventories
(3,310)
57,733 (5,818)
Trade and other payables
142,815
(1,577)
(4,673)
Post-retirement and other employee benefits
(3,255)
19,301
(726)
Cash generated by operations
205,117
58,693 20,245

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
30. CASH FLOW ON ACQUISITION /DISPOSAL OF SUBSIDIARIES, NET OF CASH ACQUIRED OR DISPOSED
2008
2007
2006
R’000
R’000
R’000
Disposal of Buffelsfontein Gold Mines Limited
With effect from March 22, 2005 Buffelsfontein Gold Mines Limited was liquidated.
Costs on liquidation – 43 18,322
Cash flow on disposal of subsidiary – 43 18,322
Acquisition of Crown Gold Recoveries (Pty) Ltd
With effect from November 30, 2005 we acquired an additional 60% of the shares of Crown Gold Recoveries (Pty) Ltd from Khumo Bhatong Holdings
(Pty) Ltd. In 2006, the acquired business contributed revenues of R206.5 million and profit of R24.1 million.
The fair value of the assets acquired were as follows:
Property, plant and equipment
– – 132,918
Non-current investments and other assets – – 8,656
Inventories – – 16,972
Trade and other receivables
– – 9,683
Cash and cash equivalents
– – 11,175
Provision for environmental rehabilitation
– – (90,375)
Post-retirement and other employee benefits – – (14,765)
Amounts owing by group companies – – (26,020)
Trade and other payables – – (48,104)
Taxation payable – – (140)
Carrying value at time of acquisition – – –
Total cash consideration – – –
Add: cash and cash equivalents acquired – – 11,275
Cash flow on acquisition of subsidiary net of cash acquired – – 11,275
Acquisition of East Rand Proprietary Limited
With effect from November 30, 2005 we acquired 100% of the shares of East
Rand Proprietary Limited from Khumo Bhatong Holdings (Pty) Ltd. In 2006, the acquired business contributed revenues of R225.2 million and profit of
R1.2 million.
The fair value of the assets acquired were as follows:
Property, plant and equipment – – 119,088
Non-current investments and other assets – – 2,784
Inventories – – 6,527
Trade and other receivables – – 14,950
Cash and cash equivalents – – 9,313
Provision for environmental rehabilitation – – (41,215)
Amounts owing to group companies – – (46,364)
Trade and other payables – – (65,083)
Carrying value at time of acquisition – – –
Total cash consideration – – –
Add: cash and cash equivalents acquired – – 9,313
Cash flow on acquisition of subsidiary net of cash acquired – – 9,313

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
30. CASH FLOW ON ACQUISITION /DISPOSAL OF SUBSIDIARIES, NET OF CASH ACQUIRED OR DISPOSED
2008
2007
2006
R’000
R’000
R’000
Acquisition of Emperor Mines Limited/disposal of Vatukoula mine
`
With effect from April 6, 2006 we acquired an additional 48.75% holding in the shares of Emperor Mines Limited. In 2006, the acquired business contributed revenues of R15.5 million and profit of R12.8 million since April
6, 2006.
On March 28, 2007, Emperor Mines Limited disposed of the Vatukoula mine to Westech Gold (Pty) Ltd
The fair value of the assets acquired were as follows:
Property, plant and equipment – – 630,236
Deferred tax asset – – 2,695
Inventories – – 39,071
Trade and other receivables – – 5,075
Cash and cash equivalents
– 601 24,855
Post-retirement and other employee benefits
– – (3,247)
Provision for environmental rehabilitation
– (11,325) (5,885)
Deferred tax liability – – (31)
Long-term liabilities – – (83,694)
Derivative financial liabilities – – (215,301)
Amounts owing to group companies – – (47,794)
Trade and other payables – (80,171) (60,622)
Taxation payable – – (2,571)
Profit on disposal – 90,895 –
Carrying value at time of acquisition/disposal
– – 282,787
Total cash consideration
– – (282,787)
Add: cash and cash equivalents acquired – (601) 24,855
Cash flow on (disposal)/acquisition of subsidiary net of cash
(disposed)/acquired
– (601)
24,855
Disposal of Stand 752 (Pty) Ltd
`
With effect from September 30, 20005 Stand 752, Parktown Extension (Pty)
Limited was sold.
The fair value of the assets disposed were as follows:
Property, plant and equipment – – 3,340
Trade and other payables – – (11)
Carrying value at time of acquisition/disposal – – 3,329
Fair value adjustment – – 674
Fair value at time of disposal – – 4,003
Add: cash and cash equivalents acquired – – –
Cash flow on disposal of subsidiary net of cash disposed – – 4,003

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
30. CASH FLOW ON ACQUISITION/DISPOSAL OF SUBSIDIARIES, NET OF CASH ACQUIRED OR DISPOSED
2008
2007
2006
R’000
R’000
R’000
Disposal of Netgold Limited
On March 30, 2008 DRDGOLD disposed of its 50.25% shareholding in
NetGold Services Limited (NetGold) and in exchange for its shareholding in NetGold obtained a 12.3% stake in G.M. Networks Limited
(GoldMoney).
The fair value of the assets disposed were as follows:
Inventories
21,908
– –
Trade and other receivables
7,283
– –
Cash and cash equivalents
21,878
– –
Trade and other payables
(37,446)
– –
Carrying value at time of disposal
13,623
– –
Total cash consideration
–
– –
Less: cash and cash equivalents of disposed entity
(21,878)
– –
Cash flow on disposal of subsidiary net of cash disposed
(21,878)
– –
Disposal of Emperor Mines Limited
Disposal of Emperor Mines Limited DRDGOLD disposed of its 78.72%
interest in Emperor on October 2007 for a total consideration of R355.8 million.
The fair value of the assets disposed were as follows: – –
Property, plant and equipment
13,469
– –
Inventories
32,646
– –
Trade and other receivables
62,523
– –
Cash and cash equivalents
455,708
– –
Provision for environmental rehabilitation
(15,535)
– –
Post-retirement and other employee benefits
(283)
– –
Amounts owing by group companies
31
– –
Trade and other payables
(138,189)
– –
Taxation payable
(6,160)
– –
Carrying value at time of disposal
404,210
– –
Total cash consideration
355,826
– –
Less: cash and cash equivalents of disposed entity
(455,709)
– –
Cash flow on disposal of subsidiary net of cash disposed
(99,883)
– –
Total net cash flow on disposal/acquisition of subsidiaries
Buffelsfontein Gold Mines Limited
–
43 18,322
Netgold Limited
(21,878)
– –
Crown Gold Recoveries (Pty) Ltd 11,175
East Rand Proprietary Limited 9,313
Emperor Mines Limited
(99,883)
– 24,855
Vatukoula
–
(601) –
Stand 752, Parktown Extension (Pty) Ltd 4,003
(121,761)
(558) 67,668

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2008
31. CASH FLOW ON DISPOSAL OF JOINT VENTURE, NET OF CASH ACQUIRED OR DISPOSED
2008
2007
2006
R’000
R’000
R’000
Disposal of Porgera Joint Venture
On August 17, 2007, Emperor Mines Limited disposed of its 20% interest in the Porgera Joint Venture.
The fair value of the assets disposed of were as follows:
Property, plant and equipment
500,698
– –
Inventories
326,167
– –
Trade and other receivables
17,616
– –
Cash and cash equivalents
2,408
– –
Trade and other payables
(48,133)
– –
Provisions
(81,108)
– –
Carrying value at time of disposal
717,648
– –
Total cash consideration
1,939,134
– –
Less: cash and cash equivalents of disposed entity
(2,408)
– –
1,936,726
– –
32. CASH AND CASH EQUIVALENTS
2008
2007 2006
R’000
R’000 R’000

Cash and cash equivalents comprise cash on hand, demand
deposits, and highly liquid investments with an original
maturity of three months or less.
Cash and cash equivalents
846,114
105,420 457,062
Bank overdrafts
(527)
(117,849) (2,410)
845,587
(12,429) 454,652
CASH FLOWS FROM DISCONTINUED OPERATIONS
Net cash from operating activities
(150,703)
(139,812) (48,727)
Net cash from investing activities
1,080,541
(112,036) (376,059
Net cash from financing activities
(1,046,610)
88,944 417,219

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
Tribute Agreement, dated October 9, 1992, between DRDGOLD Limited and Rand Leases.
4.2
(1)
Service Agreement, dated July 27, 1995, between DRDGOLD Limited and Randgold.
4.3
(1)
Agreement, dated September 28, 1995, among First Westgold Mining (Proprietary) Limited, DRDGOLD Limited and
Rand Leases in respect of purchase of assets of First Westgold by Rand Leases.
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
Share Sale Agreement between Business Venture Investments 750 (Pty) Ltd and DRDGOLD South African
Operations (Pty) Limited, dated November 8, 2005.
Share Sale Agreement between Business Venture Investments 751 (Pty) Limited and DRGOLD South African
Operations (Pty) Limited, dated November 8, 2005.
4.95
(12)
Subscription Agreement between DRDGOLD Limited and DRDGOLD South African Operations (Pty) Limited,
dated November 9, 2005
.
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
Limited, Kgosi Resource Management (Proprietary) Limited, Minerals and Mining Reclamation Services
(Proprietary) Limited, Mintails SA (Proprietary) Limited, West Witwatersrand Gold Mines Limited, West
Witwatersrand Holdings Limited, West Wits Mining Limited, West Wits Mining SA (Proprietary) Limited, dated
November 9, 2007.
4.124
(15)
Third Addendum to Memorandum of Agreement between AngloGold Ashanti Limited (“AGA”), Ergo Mining (Pty)
Limited (formerly called Friedshelf 849 (Pty) Limited) (“Ergo”), DRDGOLD South African Operations (Pty)
(“DRDGOLD SA”) Mintails South Africa (Pty) Limited dated November 14, 2007.
4.125
(15)
Fifth Addendum to Memorandum of Agreement between AngloGold Ashanti Limited (“AGA”), Ergo Mining (Pty)
Limited (formerly called Friedshelf 849 (Pty) Limited (“Ergo”), DRDGOLD South African Operations (Pty)
(“DRDGOLDSA”) Mintails South Africa (Pty) Limited dated May 22, 2008.
4.126
(15)
Mining User Contract between Crown Gold Recoveries (Pty) Limited (“Crown”), East Rand Proprietary Mines
Limited (“ERPM”), Elsburg Gold Mining Joint Venture (“Elsburg JV”), Ergo Mining (Pty) Limited (“Ergo”), Ergo
Uranium (Pty) Limited (“Ergo Uranium”) and Mogale Gold (Pty) Limited (“Mogale Gold”) dated August 15, 2008
4.127
(15)
Ergo Uranium Sale Agreement of Brakpan Plants to Ergo Mining between Ergo Uranium (Pty) Limited (“Ergo
Uranium”) and Ergo Mining (Pty) Limited (“Ergo”) dated August 15, 2008.
4.128
(15)
Ergo Mining Shareholders’ Agreement between Crown Gold Recoveries (Pty) Limited (“Crown”) and Ergo
Uranium (Pty) Limited (“Ergo Uranium”) dated August 15, 2008.
4.129
(15)
Elsburg Gold Mining Joint Venture (“Elsburg JV”) Agreement between East Rand Proprietary Mines Limited
(“ERPM”) and Mogale Gold (Pty) Limited (“Mogale Gold”) dated August 15, 2008.
4.130
(15)
Mogale Sale of Part Venture Interest in the Elsburg Gold Mining Joint Venture (“Elsburg JV”) between East Rand
Proprietary Mines Limited (“ERPM”) and Mogale Gold (Pty) Limited (“Mogale Gold”) dated September 29, 2008.
8.1
(15)
List of Subsidiaries.
12.1
(15)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2
(15)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
(15)
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2
(15)
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
(14)
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2007.
(15)
Filed herewith.

SIGNATURES
                    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DRDGOLD LIMITED
By:   /s/ J.W.C. Sayers
J.W.C. Sayers
Chief Executive Officer
By:   /s/ C.C. Barnes
C.C. Barnes
Chief Financial Officer
Date: December 12, 2008