Form 20-F
DRDGOLD LTD
filed 2009-11-27
CIK 1023512

As filed with the Securities and Exchange Commission on November 27, 2009
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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
For the fiscal year ended June 30, 2009
Commission file number 0-28800
DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)
REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)
299 PENDORING AVENUE, BLACKHEATH, RANDBURG, 2195, SOUTH AFRICA
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act
Title of each class:
Name of each exchange on which registered:
Ordinary shares (traded in the form of American Depositary
Shares, each American Depositary Share representing ten
underlying ordinary shares.)
The NASDAQ Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
As of June 30, 2009 the Registrant had outstanding 378,001,303 ordinary shares, of no par value.
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
Large accelerated filer Accelerated filer Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this
filing. U.S. GAAP International Financial Reporting Standards as issued by the IASB    Other
Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17      Item 18
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes
No
Contact details: Mr. T.J. Gwebu – Group Legal Counsel, Company Secretary and Compliance Officer
DRDGOLD Limited, 299 Pendoring Avenue, Randburg, 2195, South Africa; Telephone: +2711 219 8700

TABLE OF CONTENTS
Page
PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ......................................................
5
ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE .........................................................................................
5
ITEM 3.
KEY INFORMATION............................................................................................................................................
5
3A.
Selected
Financial Data .........................................................................................................................................
5
3B.
Capitalization
And
Indebtedness............................................................................................................................
6
3C.
Reasons For The Offer And Use Of Proceeds .........................................................................................................
6
3D.
Risk
Factors............................................................................................................................................................
7
ITEM 4.
INFORMATION ON THE COMPANY..................................................................................................................
20
4A.
History And Development Of The Company .........................................................................................................
20
4B.
Business
Overview ................................................................................................................................................
24
4C.          Organizational Structure..........................................................................................................................................
35
4D.
Property, Plants And Equipment ............................................................................................................................
36
ITEM 4A.
UNRESOLVED STAFF COMMENTS.....................................................................................................................
64
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS ...........................................................................
64
5A.
Operating
Results
.................................................................................................................................................
65
5B.
Liquidity And Capital Resources ..............................................................................................................................
88
5C.
Research And Development, Patents And Licenses Etc............................................................................................
90
5D.
Trend
Information..................................................................................................................................................
90
5E.          Off-Balance Sheet Arrangements.............................................................................................................................
90
5F.
Tabular Disclosure Of Contractual Obligations.........................................................................................................
91
5G.
Safe
Harbor ............................................................................................................................................................
91
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................................................................
91
6A.
Directors And Senior Management..........................................................................................................................
91
6B.
Compensation ........................................................................................................................................................
94
6C.         Board Practices .....................................................................................................................................................
95
6D.
Employees..............................................................................................................................................................
100
6E.         Share Ownership.....................................................................................................................................................
102
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ..........................................................
103
7A.
Major
Shareholders................................................................................................................................................
103
7B.
Related Party Transactions ....................................................................................................................................
104
7C.
Interests Of Experts And Counsel ..........................................................................................................................
105
ITEM 8.
FINANCIAL INFORMATION ...............................................................................................................................
105
8A.
Consolidated Statements And Other Financial Information.....................................................................................
105
8B.
Significant
Changes ..............................................................................................................................................
105
ITEM 9.
THE OFFER AND LISTING ..................................................................................................................................
106
9A.
Offer And Listing Details ......................................................................................................................................
106
9B.
Plan Of Distribution...............................................................................................................................................
106
9C.         Markets..................................................................................................................................................................
107
9D.
Selling
Shareholders .............................................................................................................................................
107
9E.         Dilution ................................................................................................................................................................
107
9F.
Expenses Of The Issue...........................................................................................................................................
107
ITEM 10.
ADDITIONAL INFORMATION..........................................................................................................................
108
10A.
Share Capital.........................................................................................................................................................
108
10B.
Memorandum And Articles Of Association ..........................................................................................................
108
10C.
Material
Contracts...............................................................................................................................................
110
10D.
Exchange
Controls..............................................................................................................................................
112
10E.
Taxation .............................................................................................................................................................
114
10F.
Dividends And Paying Agents .............................................................................................................................
119
10G.
Statement By Experts .........................................................................................................................................
119
10H.
Documents On Display........................................................................................................................................
119
10I.
Subsidiary Information .......................................................................................................................................
119
ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........................................
120
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ........................................................
121

TABLE OF CONTENTS
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ...............................................................
121
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS ..
121
ITEM 15.
CONTROLS AND PROCEDURES..................................................................................................................
121
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT ..............................................................................................
123
ITEM 16B.
CODE OF ETHICS .........................................................................................................................................
123
ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES.....................................................................................
123
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES ......................................
123
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS...................
123
ITEM 16G.
CORPORATE GOVERNANCE ......................................................................................................................
124
PART III
ITEM 17.
FINANCIAL STATEMENTS .........................................................................................................................
125
ITEM 18.
FINANCIAL STATEMENTS .........................................................................................................................
F-pages
ITEM 19.
EXHIBITS ......................................................................................................................................................
126

Preparation of Financial Information
We are a South African company and currently all of our operations, as measured in production ounces, are located there.
Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as approved by the
International Accounting Standards Board (IASB) for the financial years ended June 30, 2007, 2008 and 2009. All references to
“dollars” or “$” herein are to United States Dollars, references to “rand” or “R” are to South African Rands and references to “A$”
are to Australian Dollars.
Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into dollars) were prepared and filed with the U.S. Securities and Exchange Commission (“SEC”) in accordance with generally accepted accounting principles in the
United States (“U.S. GAAP”). On December 21, 2007, the SEC adopted rules allowing foreign private issuers that file Annual
Reports on Form 20-F to file financial statements with the SEC in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these new rules, we changed our basis of presentation and included in this Annual Report our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. All financial information, except as otherwise noted, are stated in accordance with IFRS as issued by the IASB.
We present our financial information in rand, which is our presentation currency. Solely for your convenience, this
Form 20-F contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R7.77 per $1.00, which was the noon buying rate in New York City on
October 31, 2009.
In this Annual Report on Form 20-F, we present the financial items “cash costs per kilogram” and “total costs per kilogram” which have been determined using industry guidelines promulgated by the Gold Institute and are not IFRS financial measures. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, profit/(loss) attributable to equity owners of the parent, profit/(loss) before taxation and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per kilogram, total costs and total costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Terms and Explanations” and Item 5A.: “Operating and
Financial Review and Prospects – Cash costs and total costs per kilogram- Reconciliation of cash costs per kilogram, total costs and total costs per kilogram.”
DRDGOLD Limited
When used in this Annual Report, the term the “Company” refers to DRDGOLD Limited and the terms “we,” “our,” “us” or
“the Group” refer to the Company and its subsidiaries, associates and joint ventures, as appropriate in the context.
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
Electrowinning .................................     The process of recovering metal from ore by means of electro-chemical processes.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not
applicable.
ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL DATA
The following selected consolidated financial data as at June 30, 2009, 2008 and 2007 and for the years ended June 30,
2009, 2008 and 2007 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by
KPMG Inc. as at June 30, 2009, 2008 and 2007 and for the years ended June 30, 2009, 2008 and 2007. Prior to fiscal year ended June
30, 2008, our annual financial statements (translated into dollars) were prepared and filed with the SEC in accordance with U.S.
GAAP. On December 21, 2007, the SEC, adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file with the SEC financial statements in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these new rules, we changed our basis of presentation and have included in this Annual Report our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data as at June 30, 2006 and 2005 and for the years ended June 30, 2006 and 2005 are derived from audited consolidated financial statements not appearing in this Annual
Report which have been prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5.: “Operating and Financial Review and Prospects” and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)
Year ended June 30,
2009
1
2009
2008
2007
2
2006
2
2005
2
$’000
R’000
R’000
R’000
R’000
R’000
Profit or loss Data
Revenue ....................................................................
245,912
1,910,738
1,933,147
2,209,705
1,599,994
1,668,562
Results from operating activities..............................
(10,554)
(82,008)
(15,175)     (1,173,375)
(105,110)
(528,043)
Results from operating activities from continuing
operations...............................................................
(10,554)
(82,008)
102,194
22,541
7,641
(129,585)
Profit/(loss) for the year attributable to equity
owners of the parent ..............................................
16,618
129,124
996,041
(924,466)
(110,089)
(544,792)
Profit/(loss) for the year attributable to equity
owners of the parent from continuing operations.
16,618
129,124
128,558
(2,674)
(71,478)
(180,666)
Per Share Data
Basic earnings/(loss) per share (cents).....................
4
34
265
(271)
(35)
(211)
Basic earnings/(loss) per share - continuing
operations (cents)...................................................
4
34
34
(1)
(23)
(61)
Diluted earnings/(loss) per share (cents)..................
4
34
265
(271)
(35)
(211)
Diluted earnings/(loss) per share - continuing
operations (cents)...................................................
4
34
34
(1)
(23)
(61)
Dividends per share (cents)......................................
1
5
10
-
-
-
Number of shares issued as at June 30.....................          378,001,303    378,001,303   376,571,588     370,341,981   320,035,078    296,206,048
Statement of financial position Data
Total assets ...............................................................
337,937
2,625,772
2,262,495
1,947,163
3,010,074
1,499,432
Equity (Net assets)....................................................
203,858
1,583,979
1,305,461
143,456
1,015,272
483,094
Ordinary share capital ..............................................
528,247
4,104,480
4,098,206
4,069,096
3,761,368
3,564,974
3B. CAPITALIZATION AND INDEBTEDNESS
Not
applicable.
3C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not
applicable.
1
Translations into Dollars in this table are for convenience only and are computed at the noon buying rate in New York City at October 31,
2009 of R7.77 per
$1.00
. You should not view such translations as a representation that such amounts represent actual Dollar amounts.
2
Comparatives have been restated for the reclassification of the Australasian operations as discontinued operations. The discontinued operations relate to the Porgera Joint Venture (disposed on August 17, 2007), Emperor (disposed on October 22, 2007), Netgold (disposed on March 13,
2008) and Buffelsfontein Gold Mines Limited (liquidated on March 22, 2005).

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
Exchange rates are influenced by global economic trends which are beyond our control. In fiscal 2009 and fiscal 2008 the rand strengthened against the dollar by 1.0% and 1.3% respectively (based on exchange rates at June 30 of each year). From
December 2001, when it reached R13.44 = $1.00, the rand has appreciated by 41.4% against the dollar to R7.88= $1.00 at June 30,
2009 (based on closing rates). At October 31, 2009 the Rand traded at R7.77 = $1.00, a 1.4% strengthening relative to the Dollar from June 30, 2009.
A decrease in the dollar gold price and a strengthening of the foreign exchange rate of the rand could result in a decrease in our profitability. In fiscal 2009 and 2008, 100% and 96% of production respectively, was from our South African mines providing significant exposure to the strengthening of the rand and a decrease in profitability. As a result of disposing of our Australasian operations, we are more exposed to the rand/dollar exchange rate as all our operations are now located in South Africa. If the rand were to continue to appreciate against the dollar, our operations could experience a reduction in cash flow and profitability and this would negatively and adversely affect our business, operating results and financial condition.
Inflation may have a material adverse effect on our results of operations.
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
Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.
We have a history of losses and may incur losses in the future.
We achieved net profits of R110.7 million and R1.1 billion for fiscal 2009 and 2008, respectively however, in fiscal 2007 we incurred a loss of R1.2 billion. Since fiscal 2007 we have disposed of our loss making Australasian operations and refocused on our profitable South African operations, however, we may incur losses in the future. Our profits and cash flows of our operations are directly exposed to the strength of the Rand and higher input costs as we do not hedge. Our underground mines are also regarded as older, higher cost and lower grade gold producers. In addition our ability to identify Ore Reserves that have reasonable prospects for economic extraction while maintaining sufficient controls on production and other costs, will have a material influence on the future viability of our mines.

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
Our Ore Reserves for fiscal 2009 increased by 16%, primarily due to the inclusion of the Elsburg tailings at ERPM. In fiscal 2008, our Ore Reserves decreased by 7% primarily due to the disposal of our interest in Emperor Mines Limited, or Emperor. In fiscal
2007, our Ore Reserves decreased by 35% primarily as a consequence of the closure and subsequent disposal of the Vatukoula mine and our interest in the Porgera Joint Venture. Mining higher grade reserves in our underground mines is likely to be more difficult in the future, due to the age of these mines and safety concerns and could result in increased production costs and reduced profitability. We can make no assurances that any new or ongoing exploration programs will result in new mineral producing operations that will sustain or increase our Ore Reserves. A failure to discover or acquire new Ore Reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results of operations and financial
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
•      unifying our periodic and year-end financial audit processes;
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
We have evaluated our internal controls over financial reporting for the current fiscal period so that management can attest to the effectiveness of these controls, as required by Section 404 of the United States Sarbanes-Oxley Act of 2002. Although
management has determined that these controls are effective for the current fiscal year, we identified in fiscal 2008 two material weaknesses within our internal controls surrounding the financial reporting process and as a result, implemented appropriate remediation steps to address these deficiencies during fiscal 2009. These remediation steps may not be sufficient to prevent significant deficiencies or material weaknesses in the future, and we may also identify other conditions that could result in significant deficiencies or material weaknesses. In this event, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls. For a detailed discussion of controls and procedures, see Item
15.: “Controls and Procedures.”
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
• gold theft;
• environmental factors; and
• pollution.
The majority of our production costs consist of labor, steel, electricity, water, fuels, lubricants and other oil and petroleum based products. The production costs incurred at our operations have, and could in the future, increase at rates in excess of our annual expected inflationary increase and result in the restructuring of these operations at substantial cost. The majority of our South African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. In September 2009, at Blyvoor, Crown and ERPM we entered into a new two-year wage agreement with the United Association of South Africa, or
UASA, which took effect from October 1, 2009. Under the agreement, employees at Blyvoor received a 6.5% increase, employees at
Crown received a 6% increase and employees at ERPM received a 4.0% increase. In addition, the UASA employees are eligible for a gold price/profit linked incentive scheme. The National Union of Mine Workers, or NUM, however, rejected a similar offer and commenced strike action on September 15, 2009. The NUM strike ended on October 11, 2009 and the following wage agreements were reached; a two year wage agreement at Crown with effect from October 1, 2009 pursuant to which an 8% wage increase was agreed, along with another increase of 8% with effect from July 1, 2010; a one year wage agreement at ERPM with effect from
October 1, 2009 pursuant to which a 4% wage increase was agreed; and a two year wage agreement at Blyvoor with effect from July
1, 2009 pursuant to which an 8% wage increase was agreed for the first year, along with another increase of 8% for the second year.
Between September 15, 2009 and October 11, 2009, our average daily gold production loss due to the strike actions was 320 ounces, almost entirely from Blyvoor’s deep-level underground mining operation. In addition, in the past, we have been impacted by large price increases imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. These, combined with the increases in labor costs, could result in our costs of production increasing above the gold price received.
Discussions with steel suppliers and parastatal entities to moderate price increases have been unsuccessful in the past.
The costs of fuels, lubricants and other oil and petroleum based products have decreased in fiscal 2009 as a result of the general decrease in the cost of crude oil in global markets. During fiscal 2008, the average brent crude oil price was approximately
$96 per barrel and in fiscal 2009, the average brent crude oil price was approximately $70 per barrel. In the event that crude oil prices increase again, this could have a significant impact on our production costs.
Our initiatives to reduce costs, such as reducing our labor force, negotiating lower price increases for consumables and stringent cost controls, may not be sufficient to offset the increases imposed on our operations and could negatively affect our business, operating results and financial condition.

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
We have made, and expect to make in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate Group Rehabilitation, Reclamation and Closure cost provision at R412.5 million included on our statement of financial position as at June 30, 2009. However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.
Seismicity and other natural disasters could impact the going concern of our operations.
We run the inherent risk that seismic activity and/or other natural disasters could cripple our operations and affect their ability to continue production. Seismic activity has had, and may continue to have, a harmful effect on our business, operating results and financial condition. For example, on May 29, 2009, the Blyvoor operations suffered the effects of a seismic event which knocked out a number of its high grade panels in the 38/29 section at No. 5 Shaft. This resulted in gold production being approximately 151kg lower than expected for the four month period ending October 31, 2009 (this excludes the impact of the strike action by our NUM employees during the months of September and October 2009).
Flooding at our operations may cause us to incur liabilities for environmental damage.
Flooding of underground mining areas is an inherent risk at our underground operations. If the rate of rise of water is not controlled, water from underground mining areas could potentially rise to the surface or decant into surrounding underground mining areas or natural underground water sources. Due to the withdrawal of government pumping subsidies at Durban Deep and West Wits, we have ceased active pumping of underground water at these mines. We also stopped pumping of underground water at our ERPM underground operation on August 20, 2009. Progressive flooding where these operations are located could eventually cause the discharge of polluted water to the surface and to local water sources.
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
Due to the nature of the business and because our marginal underground mines predominantly are comprised of aged infrastructures, we inherently run the risk of exposure to greater health, safety and environmental liabilities which we closely monitor but are unable to fully mitigate.

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
The Ergo Joint Venture also has tailings facilities that are exposed to the same risks as described above, but as at October
31, 2009 these tailings facilities had sufficient capacity.
Due to the nature of our business, our Company faces extensive health and safety risks.
Regrettably five people died in work-related incidents during the first half of fiscal 2009, compared to four fatalities in fiscal
2008. Two of these fatalities were attributable to seismicity-related rock falls, two fatalities were as a result of asphyxiation in a shaft conveyance and one fatality as a result of an accident during loading in a chute. Subsequent to December 31, 2008 and up to
October 31, 2009 it is encouraging to report that there was no loss of life at any of our operations. According to section 54 of the
Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. While seismic monitoring continues to be an invaluable tool in the management of seismicity, there is still risk of seismic induced fatalities occurring which we may not be able to prevent. These incidents could lead to mine operations being halted and that will increase our unit costs due to loss of production. This could have a material adverse effect on our business, operating results and financial condition.
Events may occur for which we are not insured which could affect our cash flows and profitability.
Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. We have insured property, including loss of profits due to business interruption in the amount of about R9.0 billion. Claims for each and every event are limited by the insurers to R1.0 billion. Business interruption is only covered from the time the loss actually occurs and is subject to time and amount deductibles that vary between categories. General liability, fidelity, directors and officers, and other insurance cover are also in place.
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

ErgoGold is a start-up operation with no operational history and forecasts may not be achieved.
ErgoGold began operations in fiscal 2009 and initial difficulties are being experienced in achieving the planned production and extraction targets due to certain metallurgical challenges. Costs may also be higher than indicated by initial feasibility studies for the ErgoGold project. The quality of the engineering has proven itself and improvements in the volume flows and extraction efficiencies, although not yet at planned levels, have been achieved as at October 31, 2009. As a result of the short period since commissioning it is not yet possible to predict if the current improvements will continue, if the forecasted results will be achieved, or whether all the metallurgical challenges faced will be resolved. If we are not able to resolve these problems and achieve our planned project forecasts it could have a material adverse effect on our business, operating results and financial condition.
Provisional judicial management order granted by the High Court of South Africa for Blyvoor.
On November 10, 2009, the High Court of South Africa granted a provisional judicial management order over our
Blyvoor operation. The provisional judicial management order has been granted in terms of the provisions of Section 427 of the
South African Companies Act. In fiscal 2009, Blyvoor accounted for 129,473 ounces of gold, or 52% of our total production from continuing operations. Under the terms of a provisional judicial management order, the court appoints a judicial manager who has a wide range of powers at his disposal to take such actions he deems necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation. We anticipate that the mine will remain under judicial management until access is re-established at Blyvoor’s No. 5 Shaft, see ‘Seismicity and other actual disasters could impact the going concern of our operations’. However, should the judicial manager be unable to restore Blyvoor as a profitable operation, the judicial manager could apply to the High Court of South Africa for a provisional liquidation order. If the judicial manager is unable to reach agreements with creditors of our Blyvoor operation, obtain additional funding or otherwise effectively manage the mining operation, or the mine is liquidated, our business, financial condition and results of operations would be materially, adversely affected.
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
Current economic conditions may adversely affect the profitability of the Group’s operations.
The global economy is currently undergoing a period of prolonged recession and, despite recent signs of stabilization, the future economic environment is likely to be less favorable than that of recent years. Since September 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions resulting in major financial institutions consolidating or going out of business, tightened credit markets, reduced liquidity, and extreme volatility in fixed income, credit, currency and equity markets. These conditions may adversely affect the Group’s business. For example, tightening credit conditions may make it more difficult for the Group to obtain financing on commercially acceptable terms or make it more likely that one or more of our key suppliers may become insolvent and lead to a supply chain breakdown. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment, declining economic growth and uncertainty regarding corporate earnings. To the extent the current economic downturn worsens or the economic environment in which the Group operates does not recover, the Group could experience a material adverse effect on its business, results of operations and financial condition.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.
We must continually replace Ore Reserves that are depleted by production. Notably, with the disposal of the Vatukoula mine during fiscal 2007 and of our remaining interest in Emperor in fiscal 2008, we have lost access to our Australasian operations’ Ore Reserves. Underground operations at ERPM have been suspended since October 2008 and a decision was reached at the end of August 2009 to halt underground production at ERPM. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Gold mining companies may undertake exploration activities to discover gold mineralization, which in turn may give rise to new gold bearing ore bodies. Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies in order to quantify the extent of the gold reserve. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible.
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
•      a decrease in labor productivity due to labor disruptions, work stoppages, disease, slowdowns or labor strikes.
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
Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In the late 1980s and early 1990s, inflation in South Africa reached highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. The inflation rate in South Africa still remains relatively high, as of
June 2009, the Consumer Price Inflation Index, or CPI, stood at 6.9%, down from 12.2% in June 2008, and 7.1% in June 2007. The relatively high inflation rate continued at 6.1% as at October 31, 2009. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability. In January 2009, the South African Reserve Bank changed the way inflation is measured by expanding the range of consumer goods used and changing the benchmark measure from CPIX (CPI minus mortgage costs) to
CPI. Mortgage costs have been replaced by owners’ equivalent rental (OER) to capture housing costs, making CPIX redundant. The closest measure to CPIX is CPI minus OER.

Power stoppages or increases in the cost of power could negatively affect our results and financial condition.
Our mining operations are dependent on electrical power supplied by Eskom, South Africa’s state owned utility company.
As a result of a substantial increase in demand and insufficient generating capacity, Eskom has warned that the country could face disruptions in electrical power supply. The available generating capacity of electricity was constrained mainly as a result of unplanned maintenance at some of Eskom’s power stations, insufficient supply of coal to the coal fired plants and skills shortages. On
January 25, 2008, Eskom announced that they could no longer guarantee the supply of electricity to the South African mining industry. Eskom subsequently cut off power supply to the mining industry for five days and a number of power outages followed over several months thereafter. Eskom did manage to contain electricity stoppages but the fact remains that the country’s current reserve capacity is insufficient and the risk of electricity stoppages is expected to continue through 2013. Apart from the five-day closure, our production has not been affected, however further power supply stoppages or power cost increases could have an adverse effect on our operating results and financial condition. From July 1, 2009, Eskom’s average tariff increased by 31.3% and has adversely affected our production costs particularly at our Blyvoor operation. Eskom have indicated that they do not have sufficient funding required for planned infrastructure development, and have applied for a 45% tariff increase in 2010, 2011 and 2012. As at
October 31, 2009, Eskom’s application for these increases had not yet been accepted, but if the proposed increases are implemented by Eskom over the next three years, they could have a material adverse effect on our business, operating results and financial
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
condition.
Increased theft at our work sites, particularly of copper, may result in greater risks to employees or interruptions in production.
Statistics available in South Africa indicate an increase in theft. This together with price increases for copper as a commodity has resulted in the number of thefts of copper cable increasing. All of our operations experience high incidents of copper cable theft despite the implementation of security measures. In addition to the general risk to employees in an area where theft occurs, we may suffer production losses and incur additional costs as a result of power interruptions caused by cable theft.
Possible scarcity of water may negatively affect our results and financial condition.
National studies conducted by the Water Research Commission found that water resources were 4% lower than estimated in
1995 which may lead to the revision of water usage strategies by several sectors in the South African economy, including electricity generation and municipalities. This may result in rationing or increased water costs in the future. Such changes would adversely impact all of our operations, which require water to operate. In particular our surface retreatment operations, which use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities, would be adversely impacted. In addition, as our gold plants and piping infrastructure were designed to carry certain minimum throughputs, any reductions in the volumes of available water may require us to halt production at these operations. We are currently considering a project which envisages the pumping of underground water at ERPM for use by our surface retreatment operations.

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
The Mineral and Petroleum Resources Development Act, 2002
On May 1, 2004, the new Minerals and Petroleum Resources Development Act, or the MPRD Act, was enacted, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the “old order rights,” are to be converted to “new order rights,” essentially the right to mine. The MPRD Act allows the existing holders of mineral rights a period of five years to apply for the conversion of used old order rights, and one year for the conversion of unused old order rights. Once these periods have lapsed, the holders may have to compete to acquire the right to mine minerals previously held under old order rights. We have submitted the respective applications in order to comply with the requirements of the Mining
Charter as described below. To the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the State, and if enforceable, the level of compensation we will receive, if any. Factors that are taken into account include market value, proof of actual loss, proof of ownership, nature of property, current use of the property and history of the acquisition.
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
In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Resources
(formerly Minister of Minerals and Energy). Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister of Minerals and Resources in the event of a breach or, in the case of mining rights, non-optimal mining in accordance with the mining work program.
The implementation of the MPRD Act will result in significant adjustments to our property ownership structure. We have lodged applications to convert all of our old order rights, however, to the extent that we are unable to convert some of our old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, the operations of the MPRD Act may result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations. As at October 31, 2009 none of our old order mining rights had been converted to new order mining rights. The MPRD Act states that the conversions must be granted by the minister if all requirements are completed but it does not stipulate any time frame. The MPRD Act also provides for holders of old order rights to continue to operate under the terms and conditions of such rights until conversions under the MPRD Act have been completed.
Taxation reform and mining royalties
The South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold taxation formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of the mine. This results in an additional tax benefit not afforded to other commercial companies. In addition, the South African Government initially indicated that it was looking at a revenue based royalty for mining companies, as outlined in the draft Mineral and Petroleum Royalty Bill, 2003, or Royalty Bill,
which was released in March 2003 for comment. Two more drafts of the Royalty Bill were subsequently released on
October 11, 2006 and December 6, 2007 after going through several revisions. The Royalty Bill was promulgated by government on
August 14, 2008. The Mineral and Petroleum Resources Royalty Act was published on October 11, 2006 for public comment. The
Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South
African Government Gazette on November 24, 2008 and Mineral and the Petroleum Resources Royalty Act (Administration), No.29
of 2008 on November 26, 2008. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter.
The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the group. The registration process commenced on November 1, 2009 and the payment of royalties will commence on
March 1, 2010. The royalty is payable on old unconverted mining rights and new converted mining rights. As at October 31, 2009, none of our old order mining rights had been converted to new order mining rights. Introduction of similar revenue based royalties or any future tax reforms would have an adverse effect on the business, operating results and financial condition of our operations.

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
Land claims
Our privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of
Land Rights Act, 1994 (as amended), or Land Rights Act. Under the Land Rights Act, any person who was dispossessed of rights to land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. We have not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which we are notified in the future could have a material adverse effect on our right to the properties to which the claims relate and prevent us using that land and exploiting any Ore Reserves located there. This could have an adverse affect on our business, operating results and financial condition.
Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.
Labor costs constitute 39% of our production costs for fiscal 2009, 41% for fiscal 2008 and 39% for fiscal 2007. As of
June 30, 2009, we employ and contract 6,715 people, of whom; approximately 78% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. In addition, we are subject to strikes by workers from time to time, which result in disruptions to our mining operations. For example, from September 15, 2009 until October 11, 2009, a strike by members of the NUM union in connection with a dispute over new wage agreements resulted in an average daily gold production loss of 320 ounces, almost entirely from Blyvoor’s deep-level underground mining operations.
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
We may experience labor unrest at our operations. In particular, during October and November 2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. Furthermore, during fiscal 2008, South Africa fell victim to a slew of xenophobic attacks when a series of riots started in the township of Alexandria. This violence of locals attacking migrants from other African countries had a direct impact on our operations at ERPM. Three employees died and attendance was down at the operation for several days. Although these attacks have been contained, the challenge for the South African Government is to come up with a long-term and judicious immigration policy.
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
In July 2006, we delisted from the Australian Stock Exchange and currently our primary listing for our ordinary shares is only the JSE. The principal trading market for our ADSs is the Nasdaq Capital Market, or Nasdaq. On a historical basis, the trading volumes and liquidity of shares listed on the JSE have been low in comparison with the Nasdaq. For the 12 months ended
June 30, 2009, only 33% of the ordinary shares publicly traded were traded on the JSE. The limited liquidity of the ordinary shares traded on the JSE could limit your ability to sell a substantial number of ordinary shares on the JSE in a timely manner, especially by means of a large block trade.
Sales of large volumes of our ordinary shares or ADSs or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.
The market price of our ordinary shares or ADSs could fall if substantial amounts of ordinary shares or ADSs are sold by our stockholders, or there is the perception in the marketplace that such sales could occur. Current holders of our ordinary shares or ADSs may decide to sell them at any time. Sales of our ordinary shares or ADSs, if substantial, or the perception that these sales may occur to be substantial, could exert downward pressure on the prevailing market prices for our ordinary shares or ADSs, causing their market prices to decline. Trading activity of hedge funds and the ability to borrow script in the market place will increase trading volumes and may place our share price under pressure.
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

ITEM 4. INFORMATION ON THE COMPANY
4A. HISTORY AND DEVELOPMENT OF THE COMPANY
Introduction
DRDGOLD Limited is a South African gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. We have a 74% interest in DRDGOLD South African Operations (Pty) Limited, or
DRDGOLD SA. Of the remaining 26%, 20% is held by our Black Economic Empowerment, or BEE, partner Khumo Gold SPV
(Pty) Limited, or Khumo Gold and 6% is held by an employee trust (known as DRDSA Empowerment Trust). DRDGOLD SA wholly owns and operates Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, East Rand Proprietary Mines Limited, or
ERPM, and Crown Gold Recoveries (Pty) Limited, or Crown. DRDGOLD SA is also in a 50:50 joint venture known as Ergo Mining
(Pty) Limited, or the Ergo Joint Venture, with Mintails SA (Pty) Limited, or Mintails SA, a subsidiary of Mintails Limited of
Australia. Phase 1 of the Ergo Joint Venture, was subsequently established under the Elsburg Gold Mining Joint Venture, or
ErgoGold. On March 31, 2009, DRDGOLD obtained control over ErgoGold, formerly a 50:50 joint venture with Mintails SA.
We are a public company, incorporated on February 16, 1895, as Durban Roodepoort Deep, Limited, and our shares were listed on the JSE in that same year. In 1898, our milling operations commenced with 30 stamp mills and in that year we treated
38,728 tons of ore and produced 22,958 ounces of gold. In South Africa, we have focused our operations on the West Witwatersrand
Basin which has been a gold producing region for over 100 years.
To facilitate access to global capital markets our shares and/or related instruments trade on the JSE, Nasdaq, the Marche
Libre on the Paris Bourse, the Brussels Bourse in the form of International Depository Receipts, the Over The Counter, or OTC,
market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange.
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
•      Crown, acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares, also located within the
Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations.
•      ERPM which consists of an underground mine and the Cason Dump surface retreatment operation was acquired on
October 10, 2002, by Crown. Underground mining at ERPM was halted in October 2008.
•      The Ergo Joint Venture was formed in June 2007 to explore and evaluate the possibility of processing up to 1.7 billion tons of gold, uranium and sulphur-bearing tailings on the East and Central Rand goldfields of South Africa.
•      ErgoGold, which is now owned by us, will process approximately 180.0 Mt of gold bearing tailings deposited as part of historical underground mining operations at ERPM.
Australasian Operations (discontinued operations)
•      Tolukuma (various stakes acquired between September 1999 to June 2001, in exchange for a total of 8,125,082 shares and
$3.3 million in cash), an underground mine in Papua New Guinea (PNG), provided an initial base in the Australasian region and led to the acquisition of a 20% interest in the unincorporated Porgera Joint Venture.
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
On August 28, 2006, we concluded an agreement with AngloGold Ashanti Limited, or AngloGold Ashanti, to purchase the remaining extent of Erf 1 Park Central Township, better known as “The Top Star Dump”, in central Johannesburg for an amount of
R8.0 million. In addition, a further R28.4 million was spent on the infrastructure required to process the dump. The Top Star Dump was evaluated geostatistically by us and reviewed independently by Coffey Mining (an exploration, mining and resource consulting firm) and had a probable reserve of 5.2 Mt, at a grade of 0.775 g/t.
On August 30, 2006, the Provincial Heritage Resources Authority of Gauteng, or PHRAG, published a notice in the
Gauteng Provincial Gazette in terms of which the dump was provisionally protected for a period of two years. We lodged an appeal against the decision to issue the protection order, and on October 30, 2007 the PHRAG withdrew the protection order.
On August 21, 2008 a Mining Right was granted for gold recovery over the Top Star Dump, in favor of Crown by the
Department of Mineral Resources with effect from August 21, 2008. The mining right for the Top Star Dump has been granted until August 20, 2013.
Ergo Joint Venture and ErgoGold (formerly the Elsburg Gold Mining Joint Venture)
On June 7, 2007, we and Mintails announced the formation of the Ergo Joint Venture between Mintails SA and DRDGOLD
SA. Following discussions initiated in the first quarter of 2007, the Ergo Joint Venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA contributed one fully refurbished carbon-in-leach, or CIL, circuit at the Brakpan plant and DRDGOLD SA contributed the Elsburg tailings complex, comprising approximately 180 Mt of tailings. This part of the project, previously referred to as Phase 1 of the Ergo Joint Venture, was subsequently established under the Elsburg Gold
Mining Joint Venture, or ErgoGold. Mintails SA and DRDGOLD SA, through their subsidiaries, initially owned 50% each of
ErgoGold and the Ergo Joint Venture.
On August 6, 2007, the parties to the Ergo Joint Venture entered into a sale of assets agreement with AngloGold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of the Ergo plant for a consideration of R42.8 million.
These assets will be operated by the Ergo Joint Venture for its own account, under the AngloGold Ashanti authorizations, until new order mining rights have been obtained. These assets consist of servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material.
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
Additional agreements were concluded on November 14, 2007 for:
•      the acquisition by the Ergo Joint Venture of additional tailings properties and the Withok deposition complex from
AngloGold Ashanti for a payment of R45.0 million and assumption of rehabilitation obligations; and
•      the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some
105 Mt, from Pamodzi Gold Limited. The Grootvlei properties form part of the Mintails SA contribution to the expanded
Ergo Joint Venture.
Phase 1 of the expanded Ergo Joint Venture (ErgoGold) involves the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15Mt of tailings a year, for the recovery of approximately 75,000 ounces of gold a year. The
Phase 2 feasibility study which has been put on hold, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants. The expanded Ergo Joint Venture is managed by Crown.
On September 29, 2008, DRDGOLD SA acquired a further 15% interest in ErgoGold from Mintails SA resulting in
DRDGOLD SA, which holds its interest through its subsidiary, ERPM, holding a 65% interest and Mintails SA a 35% interest in the joint venture. On December 8, 2008, DRDGOLD agreed to acquire Mintails SA's remaining interest in ErgoGold, as well as all of the shareholder’s loans owed by ErgoGold to the Mintails group. The acquisition, which was completed on March 31, 2009, resulted in the Group acquiring 100% of ErgoGold. The purchase consideration was paid in cash and amounted to R100.0 million for the 15% interest and R177.0 million for the 35% interest.

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
ERPM
On October 6, 2008 we ceased pumping at ERPM’s South West Vertical Shaft for safety reasons following the death of two employees underground. Post mortems suggested that the two men, who had been conducting routine water level measurements, died of asphyxiation. The South West Vertical Shaft had been used only for water pumping purposes for several years.
The Department of Mineral Resources issued a Section 54 notice under the Mine Health and Safety Act, subjecting access into the area to certain restrictions and conditions relating to ventilation. On October 23, 2008, drilling and blasting operations were suspended in all shafts after the cessation of pumping of underground water at South West Vertical shaft on October 6, 2008 for safety reasons.
On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of
ERPM, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine’s 1,700 employees. The consultation process was completed on January 20, 2009 and 1,335 employees were retrenched. On August 20, 2009, we discontinued care and maintenance and closed the underground operations.
Blyvoor
On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the
High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.
The application, in terms of the provisions of Section 427 of the South African Companies Act, was prompted by Blyvoor’s inability to continue to sustain losses incurred since April 2009, which were brought about by the following circumstances:
•      a drop in the rand gold price received between April 1, 2009 and September 30, 2009, due to the strengthening of the
Rand against the US dollar;
•      extensive damage caused during May 2009 to higher-grade underground production areas at Blyvoor’s No. 5 Shaft by seismic activity, restoration of which is expected to take until March 2010 to complete;
•      power utility Eskom’s higher winter tariffs, compounded by a 32% price increase effective from July 1, 2009, and the likelihood of further increases in coming months; and
•      the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8,000 ounces of production.
In terms of a provisional judicial management order, the court appoints a judicial manager who has a wide range of powers at his disposal to take such actions he deems necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation.
DRDGOLD expects that Blyvoor will remain under judicial management until after access to the seismicity-damaged, higher-grade areas at its No 5 Shaft had been regained, which is expected to be in March 2010.

Other
We concluded an agreement with M5 Developments (Pty) Limited, or M5, on July 21, 2005, under which M5, against payment of a non-refundable fee of R1.5 million, was granted an option to acquire Durban Deep’s mine village for R15.0 million. On the exercise of the option, the option fee would be deemed part payment of the purchase consideration.
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
On September 17, 2008, our wholly-owned subsidiary, DRD (Offshore) Limited, sold all of its shares in G.M. Network
Limited, or GoldMoney, to other GoldMoney shareholders. The cash consideration in respect of the disposal amounted to
R23.8 million ($2.9 million). GoldMoney is a company that holds the rights, patents and other intellectual property of
GoldMoney.com, which is a product specializing in digital gold currency. We previously held a 50.25% shareholding in Net-Gold
Services Limited, which was converted on March 30, 2008, into a 12.3% shareholding in GoldMoney.
In January 2009 we completed the acquisition of 28.33% of the shares in West Wits SA (Pty) Limited a subsidiary of
West Wits Mining Limited, an Australian based listed company. The formation of the company was to explore, evaluate and potentially extract gold and uranium from the West Rand Goldfield of South Africa's Witwatersrand Basin.
On December 9, 2008, Argonaut Financial Services (Pty) Ltd, Mintails SA (Pty) Ltd and Witfontein Mining (Pty) Ltd,
entered into a share purchase agreement (SPA) which resulted in Argonaut Financial Services (Pty) Limited (a wholly owned subsidiary of DRDGOLD) and Mintails SA each owning 50% of the shareholding of Witfontein as well as being authorised to each appoint 50% of the board. Previously Mintails SA owned 100% of the issued share capital of Witfontein. Witfontein is to be used as a future deposition establishment facility (i.e. slime deposition).
On July 22, 2009, the Company announced the rejection by the Mintails board of the offer by DRDGOLD SA to purchase the South African business assets of Mintails after its announcement dated June 29, 2009, which set out information relating to Mintails having conditionally accepted an offer by DRDGOLD SA, to acquire all of its South African business assets, excluding its interest in West Wits Mining Limited.
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
Mining
Our operations comprise relatively mature assets and the principal mining method used is the extraction of previously abandoned Ore Reserves, which require a high degree of opening up and retreatment of these previously abandoned Ore Reserves.
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
The gold market was strong but remained volatile in fiscal 2009, trading between a low of $712 per ounce and a high of
$986 per ounce. The average spot price was 6% higher than in the previous fiscal year, at $873 per ounce. Amid continuing global economic uncertainty, investors turned once more to gold (notably to safe-haven products such as Exchange Traded Funds) and this, together with more de-hedging activity and a slowdown in new mine supply, particularly from South Africa, saw demand exceed supply. The average gold price received by us for the year was R250,589 per kilogram which was 30% higher than the previous year at R192,143 per kilogram.
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
Our total revenue by geographic market was as follows:
Year ended June 30,
2009                2008                2007
R’000              R’000              R’000
South Africa.........................................................................................................................                   1,910,738        1,843,912       1,534,777
Australasia ...........................................................................................................................                                 -
89,235 674,928
1,910,738 1,933,147 2,209,705

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
RRL then usually sells the gold on the same day as delivery, for the London afternoon fixed Dollar price, with the proceeds remitted to us in rand within two days. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. We currently own 4.0% (Fiscal 2008: 4.0%) of RRL (which is jointly owned by South African mining companies). Mr. D.J. Pretorius, our Chief Executive Officer, is a director of RRL.
Ore Reserves
The tables below set out the Proven and Probable Ore Reserves that are the Group’s Ore Reserves as of June 30, 2009, and 2008, in both imperial and metric units. Our Ore Reserves are comprised of our attributable Ore Reserves.
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
Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.
2009                                                                    2008
Three-year average                  Business Plan         Three-year average                Business Plan
Reserve gold price –$/oz 778 885 664 853
Reserve gold price –R/kg 199,331 241,834 150,622 208,287
Exchange rate –R/$ 7.97 8.50 7.06 7.59
In fiscal 2009, our attributable Ore Reserves increased by 16% from 4.5 million ounces at June 30, 2008, to 5.2 million ounces at June 30, 2009, primarily as a consequence of the inclusion of the Elsburg surface Ore Reserves at ERPM.
Based on the life of mine business plans, the life of mine for each of our operations at June 30, 2009, were as follows:
Underground                                                         Surface
Mine
2009                              2008                              2009                              2008
Blyvoor
1
..................................................... 20 years 20 years 5 years 9 years
Crown
1
....................................................... Not applicable Not applicable 8 years 9 years
ERPM
1
...................................................... Not applicable 8 years 7 years 7 years
Ergo Joint Venture
2
.................................... Not applicable Not applicable Not applicable 2 years
Our Ore Reserves as of June 30, 2009 and 2008 are set forth in the table below.
1
We have a 74% interest in DRDGOLD SA which in turn has a 100% interest in Blyvoor, Crown and ERPM.
2
We have a 37% attributable interest in the Ergo Joint Venture.

Ore Reserves: Imperial
At June 30, 2009
At June 30, 2008
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton)      ('000 ozs)
(mill)       (oz/ton)
('000 ozs)
(mill)
(oz/ton)      ('000 ozs)
Blyvoor
1
Underground........................................................
12.50
0.22                 2,721
2.91
0.21                 622
11.36            0.21              2,439            3.04               0.22
665
Surface.................................................................
7.17               0.02
176             -
-
-
10.70
0.02                 228                 -
-
-
Total
Blyvoor .....................................................
19.67
0.15                2,897
2.91
0.21                 622
22.06           0.12              2,667            3.04                0.22
665
ERPM
1
Underground........................................................
-                   -
-
-                   -                     -
0.58
0.22
129
2.24
0.20
453
Surface.................................................................          158.18              0.01                 1,460             -
-
-
10.19
0.02                  185                 -
-
-
Total
ERPM .......................................................      158.18              0.01                 1,460             -
-
-
10.77
0.03                  314           2.24               0.20                 453
Crown
1
Surface.................................................................
4.45              0.02
73
12.08               0.01               168
9.22
0.01                  123
15.98               0.01                227
Total
Crown .......................................................
4.45              0.02
73
12.08               0.01               168
9.22
0.01                  123
15.98               0.01                227
Ergo Joint Venture
2
Surface.................................................................
-                   -                         -
-                    -                    -
5.83
0.01                    61                 -                    -                      -
Total
Ergo Joint Venture
..............................
-                   -                         -
-                    -                    -
5.83
0.01                    61                 -                    -                      -
Total Group
Underground........................................................
 12.50
0.22                  2,721
2.91
0.21                  622
11.94           0.22               2,568           5.28               0.21               1,118
Surface.................................................................            169.80
0.01                 1,709
12.08
0.01                 168
35.94
0.02                 597
15.98
0.01                  227
Total
3
......................................................................         182.30
0.02                 4,430
14.99
0.05                  790
47.88
0.07
3,165
21.26
0.06
1,345
1
Proven and Probable Ore reserves for fiscal 2009 and 2008 reflect our attributable 74% interest in Blyvoor, ERPM and Crown.
2
Proven and Probable Ore reserves for fiscal 2009 and 2008 reflect our attributable 37% interest in the Ergo Joint Venture
.
3
The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

Ore Reserves: Metric
At June 30, 2009
At June 30, 2008
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tonnes            Grade
Gold
Content
Tonnes        Grade
Gold
Content
Tonnes         Grade
Gold
Content
Tonnes
Grade
Gold
Content
(mill)         (g/tonne)       (tonnes)           (mill)     (g/tonne)           (tonnes)        (mill)       (g/tonne)       (tonnes)
(mill)
(g/tonne)
(tonnes)
Blyvoor
1
Underground .......................................................
11.34               7.46                84.63
2.64              7.33               19.36
10.30              7.36
75.87
2.76             7.51
20.70
Surface ................................................................
6.51
0.84
5.47
-
-
-
9.71
0.73
7.08
-                  -                   -
Total Blyvoor .....................................................
17.85               5.05
90.10           2.64              7.33
19.36          20.01              4.15           82.95           2.76             7.51            20.70
ERPM
1
Underground .......................................................
-
-
-
-
-
-
0.53
7.61
4.02
2.03
6.93
14.08
Surface................................................................
143.50               0.32                45.41                -                   -
-
9.24               0.62
5.76                -                   -                   -
Total ERPM.......................................................
143.50               0.32                45.41                -
-
-
9.77               1.00             9.78
2.03              6.93
14.08
Crown
1
Surface................................................................
4.03
0.56
2.26         10.96
0.48
5.22            8.37
0.46              3.81        14.49
0.49             7.07
Total
Crown ......................................................
4.03               0.56                  2.26
10.96              0.48                  5.22
8.37               0.46             3.81
14.49              0.49            7.07
Ergo Joint Venture
2
Surface................................................................
-
-
-
-                    -                       -
5.29
0.36
1.91
-                   -                   -
Total
Ergo Joint Venture
..............................
-                    -
-                -                    -
-
5.29              0.36
1.91                -                   -                   -
Total
Group
Underground .......................................................
11.34
7.46
84.63
2.64
7.33                 19.36
10.83              7.38
79.89
4.79              7.27
34.78
Surface ................................................................
154.04
0.35
53.14         10.96
0.48
5.22          32.61
0.57           18.56         14.49              0.49             7.07
Total
3
.....................................................................
165.38
0.83
137.77          13.60
1.81
24.58          43.44
2.27            98.45          19.28
2.17            41.85
1
Proven and Probable Ore reserves for fiscal 2009 and 2008 reflect our attributable 74% interest in Blyvoor, ERPM and Crown.
2
Proven and Probable Ore reserves for fiscal 2009 and 2008 reflect our attributable 37% interest in the Ergo Joint Venture.
3
The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to the fluctuation of the gold price. If we had used different gold prices than the three-year average prices at the time of reserve determination as of June 30, 2009,
2008 and 2007 respectively, we would have had significantly different reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different gold prices, our attributable ore reserves as of June 30, 2009,
2008 and 2007 would be as follows:
Year ending June 30, 2009
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram............................................ 199,331                 241,834                217,651                   266,017
Dollar gold price per ounce............................................... 778                        885                       796                          973
Attributable ore reserves (million ounces) ........................ 5.2 6.1 5.6 6.4
Year ending June 30, 2008
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram............................................ 150,622                 208,287               187,458                   229,115
Dollar gold price per ounce............................................... 664                        853                      768                           938
Attributable ore reserves (million ounces) ........................ 4.5 7.9 7.4 8.4
Year ending June 30, 2007
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram............................................ 115,314                 154,437                138,994                  169,881
Dollar gold price per ounce............................................... 553                        660                       594                         726
Attributable ore reserves (million ounces) ........................ 4.8 6.3 5.9 6.8
The approximate mining recovery factors for the 2009 ore reserves shown in the above table are as follows:
Underground
Surface
Mine
Dilution
(Sundries,
Shortfall and
Development)
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Blyvoor ......................
22.8                             78.7                              94.0                               100.0                               48.3
Crown ........................
Not applicable Not applicable Not applicable 100.0 64.0
ERPM ........................
Not applicable Not applicable Not applicable 100.0 66.0
Ergo Joint Venture .... Not applicable Not applicable Not applicable 100.0 43.0
The approximate mining recovery factors for the 2008 ore reserves shown in the above table are as follows:
Underground
Surface
Mine
Dilution
(Sundries,
Shortfall and
Development)
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Blyvoor ......................
22.8                             86.8                              94.7                                100.0                               50.3
Crown ........................
Not applicable Not applicable Not applicable 100.0 64.0
ERPM ........................
21.0                             85.0                               94.0                               100.0                               66.0
Ergo Joint Venture .... Not applicable Not applicable Not applicable 100.0 49.3

The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2009, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.
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
The pay-limit grades based on the three year average dollar price for gold and costs used to determine reserves as of June 30,
2009, are as follows:
Underground                                                    Surface
Mine
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade
(R/t)
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Blyvoor ......................................................................
10.36                  1,199.59 0.26 25.40
Crown ........................................................................
Not applicable Not applicable 0.43 74.26
ERPM ........................................................................
Not applicable Not applicable 0.42 74.26
Ergo Joint Venture .................................................. Not applicable Not applicable 0.29 34.00
The pay-limit grades and costs used to determine reserves as of June 30, 2008, are as follows:
Underground                                                    Surface
Mine
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade
(R/t)
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Blyvoor ......................................................................
11.13                  1,059.72 0.27 20.13
Crown ........................................................................
Not applicable Not applicable 0.47 45.47
ERPM ........................................................................
10.33                    999.45                              0.54 53.99
Ergo Joint Venture .................................................. Not applicable Not applicable 0.23 23.10
We apply the pay-limit approach to the mineralized material database of our various shafts or business units in order to determine the tonnage and grade available for mining.

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
Old Order Rights - Mining Authorizations
Holders of mining authorizations issued under the previous regime were given an opportunity to apply for conversion thereof until May 1, 2009. No person or mining entity may prospect or mine for minerals without being granted a prospecting or mining authorization. Prior to granting a prospecting or mining authorization, two requirements had to be fulfilled. First, the mining entity must either be the registered holder of the mineral rights or have obtained the written consent of the registered holder of the mineral rights to mine the minerals concerned for its own account. Second, the Department of Mineral Resources (formerly
Department of Minerals and Energy), or the DME, must be satisfied with the scale, manner and duration of the intended prospecting or mining operations and must approve an Environmental Management Program, or EMP. A prospecting permit was issued for a limited period but could be renewed on application. A mining license was generally issued until such time that the minerals could no longer be mined in an economically viable manner. The rights enjoyed under these authorities will endure until they are converted within the period of time prescribed in the MPRD Act. Thereafter, such rights will lapse.
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
Under the MRPD Act, mining rights are not perpetual, but endure for a maximum of thirty years, after which they may be renewed for a further thirty years. Prospecting rights are limited to five years, with one renewal of three years. Applications for conversion of our mining rights have been submitted to the DME and approval is awaited. During this period, we are permitted to continue to operate under the terms and conditions of the old order rights which we hold.
If any of our applications for conversion are refused, a claim for compensation, based on expropriation may be lodged against the State. The DME may attach specific conditions and limitations to the exercise of new order rights. It may, for example, reduce the area over which the new order right applies, if it is of the view that the prospecting or mining works programs submitted by an applicant do not justify the extent of the area covered by the old order right. They may also be suspended or cancelled by the
Minister of Mineral Resources in the event of a breach or, in the case of mining rights, of non-optimal mining in accordance with the mining works program.

Mining royalties
Royalties from mining activities will become payable to the state, as from March 1, 2010, under provisions contained in the Mineral and Petroleum Resources Royalty Bill, or the Royalty Bill. The Royalty Bill was promulgated by government on
August 14, 2008. The most significant feature of the Royalty Bill is that the royalty is to be determined in accordance with a formula based system and no longer to be a predetermined specific rate for the different types of minerals. The royalty will be deductible for normal income tax purposes.

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
The mineral royalty percentage rates (Y%) will be based on the following formulae:
For refined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 12.5)) multiplied by 100]. This rate will be capped at a maximum of 5.0%.
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

Mine Health and Safety Regulation
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
Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal 2009, we contributed approximately R9.3 million under the COID Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.
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
Financial Provision for Rehabilitation
We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High
Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2009, we held a total of R129.7 million (2008: R110.8 million) in trust, the balance held in each fund being R17.5 million (2008:
R15.7 million) for West Wits, R29.8 million (2008: R26.9 million) for Blyvoor, R20.3 million (2008: R18.2 million) for Durban
Deep, R44.9 million (2008: R37.2 million) for Crown and R17.2 million (2008: R12.8 million) for ERPM. Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.
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
The aggregate group rehabilitation, reclamation and closure cost provision was R412.5 million at June 30, 2009, compared to R381.3 million at June 30, 2008.

4C. ORGANIZATIONAL STRUCTURE
The following chart shows our principal subsidiaries and joint venture as of October 31, 2009. All of our subsidiaries are incorporated in South Africa. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our directly held subsidiaries.

4D. PROPERTY, PLANT AND EQUIPMENT
DRDGOLD OPERATIONS
OCTOBER 31, 2009

Description of Significant Subsidiaries, Properties and Mining Operations
Witwatersrand Basin Geology
Blyvoor is predominantly an underground operating mine located within a geographical region known as the Witwatersrand
Basin, exploiting gold bearing reefs in addition to certain surface sources. Crown, ERPM and ErgoGold are also located within the
Witwatersrand Basin. Crown exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. ERPM, which halted its underground mining operation in October 2008, continues as surface operation processing sand from the Cason Dump. ErgoGold is a surface operation which is currently processing slime tailings from the Elsburg tailings facility, which were historically deposited by ERPM’s underground mining operation. Our underground operation is typical of the many gold mining operations in the area which together have produced approximately 1.5 billion ounces of gold over a period of more than
100 years.
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
Blyvoor
Overview
We own 74% of the Blyvooruitzicht Gold Mining Company Limited, (through our 74% holding in DRDGOLD SA), which in turn owns 100% of the Doornfontein Gold Mining Company Limited. The consolidated mining operation, referred to as Blyvoor, consists of the adjacent mines of Blyvooruitzicht and Doornfontein which are located within the Far West Rand Goldfield on the northwestern edge of the Witwatersrand Basin. Blyvoor was the first mine in the “West Wits” line. Together, these two operations have produced over 37 million ounces of gold since inception.
At June 30, 2009, Blyvoor had 4,601 employees, including contractors.
Property
Blyvoor is located on the West Wits line within the Far West Rand Goldfield on the northwestern rim of the Witwatersrand
Basin, near the town of Carletonville, Gauteng Province, about 50.0 miles (80.5 kilometers) south-west of Johannesburg and is reached via the R528 road to Carletonville on the N12 Johannesburg-Potchefstroom-Kimberly highway.
The climate of the Highveld area (at an elevation of 5,249 feet (1,600 meters) above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees
Fahrenheit (-5 degrees Celsius) in June and July, to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and
January.
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
We are in the process of converting these old order mining rights to new order rights under the MPRD Act. The net book value of the mining assets at Blyvoor is R463.9 million at June 30, 2009, with 3.5 million attributable ounces of Ore Reserves.

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
2009
In January 2009, a direct lightning strike to No. 5 shaft Eskom sub-station interrupted production at No. 5 shaft and other areas drawing power from this supply. Employees underground at the time remained in the underground refuge bays until hoisted to safety once the shaft feeder power had been restored. No injuries were recorded.
In May and June 2009, three seismic events in excess of 3.5 magnitude took place at No. 5 shaft. As these events affected the highest grade carbon leader mining area, production from these areas is expected to resume in the third quarter of the
2010 fiscal year.
On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the
High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.
Geology and Mineralization
Blyvoor exploits the two gold-bearing pebble horizons in the Central Rand Goldfields, the Carbon Leader, which is one of the principal ore bodies in the goldfield, and the Middelvlei Reef horizons which occur in discrete channels over parts of the lease area approximately 246 feet (75 meters) vertically above the Carbon Leader Reef horizon. The Carbon Leader Reef is the principal economic horizon across the lease area and is a planar single sheet conglomerate. The Carbon Leader Reef typically comprises basal carbon seam, overlain by a thin, small pebble conglomerate, enriched in carbon in the lower portion. The grade of the Carbon Leader Reef is more variable than the Middelvlei Reef. The Middelvlei Reef consists of a variable number of polymictic quartz conglomerate bands, inter-bedded with coarse grain quartzite. The grade of the Middelvlei Reef is more erratic, with distinctive pay shoots forming as southward-orientated linear zones.
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
Metallurgical processing facilities at Blyvoor are comprised of a single metallurgical plant. The process route is based on a conventional flow sheet comprising multi-stage crushing, open circuit primary and closed circuit secondary milling with hydro cyclones, thickening and cyanide leaching in a Carbon-in-Pulp, or CIP, carousel arrangement. The gold is recovered through electro-
winning followed by smelting to doré. The circuit was recently modified by the closure of the filtration system and the commissioning of a modern carbon Kemix pumpcell plant. As at June 30, 2009, the overall plant utilization was 95%.
In fiscal 2006, increasing levels of seismicity were experienced in the high-grade No. 5 Shaft area in the first half of the year. Consequently concerns for employee safety prompted the development of a volume-driven mine plan involving less mining from the affected high-grade No. 5 Shaft and more from the lower-grade No. 6 Shaft areas. By the end of fiscal 2006, implementation of the new plan was under way with ore milled of 70,000 tons per month targeted. In August 2005, our board of directors approved a project to re-establish mining operations from the No. 2 Sub-Shaft in three phases at a total capital cost of R80.5 million. In total, the
No. 2 Sub-Shaft Project was expected to yield some 770,491 ounces of gold from 2.4 million tons of ore with an average delivered grade of 8.18 g/t, over a 20 year period. This project has been re-designed in two phases now called the Way-Ahead Project, or WAP
Project. The cost of the project was estimated at R36.7 million.
In fiscal 2007 and 2008, good progress was made on Blyvoor’s WAP Project, which replaced the No. 2 Sub-Shaft Project.
The WAP Project involves accessing the No. 2 sub-shaft reserves from levels 27 to 35 of No. 5 shaft. Production from the WAP
Project began in October 2008 with the target of 1,200m
2
per month being achieved by the end of fiscal 2009. As at June 30, 2009 a total of R34.9 million had been spent on the project.
In fiscal 2009, seventeen production days were lost because of Section 54 closures imposed by the Department of
Mineral Resources following fatalities suffered after seismic events occurring and a further six production shifts were lost at No. 5
Shaft following a lightning strike at the shaft’s electrical substation. On August 26, 2009, DRDGOLD announced that it had advised unions of its intention to right-size the Blyvoor operation. Blyvoor proceeded with a 60-day facilitated consultation process in terms of Section 189A of the South African Labour Relations Act to determine the future of affected employees. The consultation process was completed on October 26, 2009 and 330 employees were retrenched.
Furthermore, on November 9, 2009, DRDGOLD announced that, in a bid to save its Blyvoor mine from liquidation, it intended applying to the High Court of South Africa for a judicial management order over the operation. DRDGOLD expects that
Blyvoor will remain under judicial management until after access to the seismicity-damaged, higher-grade areas at its No 5 Shaft had been regained. See Item 4D.: “Property, Plant and Equipment – Legal Proceedings”.
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
In fiscal 2008, electricity supply to the mine was interrupted by Eskom and production suspended for a week due to safety concerns. The situation did improve during March 2008, the operation is however still on a six hour standby notice, in the event that power supply becomes unstable in the area. Eskom has requested all of its “Key Customers” to reduce power consumption by 10%,
Blyvoor has managed to adhere to this request and has continued during fiscal 2009 to save the maximum amount of energy possible.

The following capital expenditure was incurred at Blyvoor in fiscal 2009, 2008 and 2007:
Year ended June 30,
2009                2008                2007
R’000              R’000              R’000
Raise boreholes ....................................................................................................................
6,067               5,678                 298
WAP Project ........................................................................................................................                      10,084             14,269            10,583
Slimes pump stations and residue deposition.......................................................................                     8,252 971
1,883
15/29 incline shaft equipping...............................................................................................
1,013                  542
-
Washing plant upgrade ........................................................................................................
1,462                       -
-
Mobile cooling units ............................................................................................................                          1,700                  560              1,120
Safety related equipment and expansion of seismic monitoring network ............................ 8,451 - -
Compressed air columns ......................................................................................................
189               4,494
-
Opening up and development ..............................................................................................
41,406              31,122           21,898
Mining and engineering equipment renewals ...................................................................... 16,509 16,738 30,107
Other ....................................................................................................................................                        2,404                 473               2,596
97,537 74,847 68,485
Exploration and Development
At the beginning of fiscal 2003, Blyvoor began a feasibility study looking at the opportunity to re-mine and treat the slimes dam material from the No. 4 and 5 Slimes Dam Project. The project was commissioned during November 2003 and completed at a cost of R48.0 million including the conversion of leaching tanks, linear screens, pipes and site construction. The No. 6 Slimes Dam has been extended to provide additional capacity for the tailings from this project at a cost of R2.0 million. The project involves the reclamation of approximately 24 million tonnes of slime material at a rate of 240,000 tpm by high water monitoring and processed through a CIP circuit. The project has an estimated life until 2016 and an average recovery grade of 0.02 ounces per ton. The project costs were funded with a R65.0 million loan facility from the Industrial Development Corporation.
In November 2007 encouraging results had been obtained from a drilling program to define the uranium resource in
Blyvoor’s slimes dam material and a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared. In fiscal 2009,
Blyvoor began an exploration drilling program linked to opening up and development to evaluate the south-west down-dip extension of the Blyvoor ore body south of the Boulder Dyke. If encouraging results are obtained, various mining options will be investigated to exploit the ore body, including the possibility of a trackless decline. Exploration into the south-west block was delayed due to a fire which temporarily cut off services into this area, but is scheduled to continue in fiscal 2010.

Environmental and Closure Aspects
The predominantly dolomitic geology of the area in and around Blyvoor, and the resultant occasional occurrence of sinkholes and subsidences, exposes Blyvoor to relatively unique environmental risks and costs associated with the remediation and filling of these sinkholes.
Blyvoor has to maintain a rate of pumping of fissure water sufficient to keep the rate of rise of underground water below the level of underground workings. The required rate is in the order of 2 million gallons (8 million liters) per day. Water not used in the operations is discharged into the Wonderfontein Spruit (a stream adjacent to the Blyvoor mine). In order to address the risk of contamination of ground water, streams and wetlands, water is sampled and the level of contaminants monitored in accordance with
Blyvoor’s water management plan. Fissure water at Blyvoor is generally of a good quality, therefore we believe that the contribution of this water to pollution of water in the area is minimal.
Blyvoor is a member of the Mining Interest Group consisting of all mines operating in the Wonderfontein Spruit catchment area. This group was formed to coordinate efforts and studies in the Wonderfontein Spruit and to liaise with government departments to determine what action if any is required in cleaning the stream. The government has also established a specialist task team to determine what needs to be done. At this stage there is no clear solution. The Mining Interest Group is also represented on the various catchment forums where NGO’s and other interested and affected parties are present. Blyvoor continues to meet with the Potchefstroom municipality on a monthly basis where the quality of Blyvoor’s discharge water is assessed. Blyvoor remains in compliance with the Potchefstroom agreement.
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
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Blyvoor, in current monetary terms as at June 30, 2009, is R36.0 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on our statement of financial position. A total of R29.8 million has been contributed to a Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Ore Reserves and Life of Mine
As at June 30, 2009, the attributable Proven and Probable Ore Reserves of Blyvoor were 3.5 million ounces. At
June 30, 2008, the attributable Proven and Probable Ore Reserves of Blyvoor were 3.3 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Blyvoor, Mr. Ryno Botha
(SACNASP) is the appointed Mineral Resource competent person.
As a result of the implementation of the WAP Project and the higher gold price, Blyvoor’s life-of-mine business plan remains at 20 years, as at June 30, 2009.
Current Production
Blyvoor produced a total of 129,473 ounces of gold in fiscal 2009, with 88,898 ounces from underground areas and
40,575 ounces from surface areas. This represented 52% of our total production from continuing operations for fiscal 2009 of
247,690 ounces.

Underground gold production has decreased from 103,813 ounces in fiscal 2008 to 88,898 ounces in fiscal 2009.
Reduced underground production reflects the implementation during fiscal 2007 of a new, “lower grade, higher volume” mine plan to address safety concerns arising from increased levels of seismicity in the high-grade No. 5 Shaft area. Three seismic events of magnitude 3.5+ in the 38-29 line high grade area eliminated some 2,100m² from monthly production. Mining in the 38-29 line will proceed in accordance with the Rock Engineer’s recommendations at a rate of 700m² per month. Production will reach these levels, once rehabilitation of the area has been completed, which is expected in the third quarter of fiscal 2010. The focus remains on a higher volume main reef strategy, but retaining the correct balance between carbon leader and main reef. Surface gold production increased from 37,359 ounces in fiscal 2008 to 40,575 ounces in fiscal 2009.
Cash costs of $719 per ounce in fiscal 2009 increased from $675 per ounce in fiscal 2008. The increase in cash costs per ounce of gold produced was primarily attributable to the lower production at Blyvoor in fiscal 2009.
The following table details the operating and production results from Blyvoor for the past three fiscal years.
Year ended June 30,
2009
2008
2007
Production
Surface Operations
Ore mined ('000 tons).................................................................................................................................
3,785 4,099 4,072
Recovered grade (oz/ton) ........................................................................................................................... 0.011 0.009 0.010
Gold produced (ounces) ............................................................................................................................. 40,575 37,359 40,798
Underground Operations
Ore mined ('000 tons).................................................................................................................................
664 757 761
Recovered grade (oz/ton) ........................................................................................................................... 0.134 0.137 0.145
Gold produced (ounces) .............................................................................................................................
88,898    103,813    110,471
Total ounces produced .................................................................................................................................            129,473   141,172    151,269
Results of Operations (R)
Revenue ('000)..............................................................................................................................................         1,018,527   848,229    694,611
Operating cost ('000) ....................................................................................................................................            842,329   697,281   602,871
Cash cost per ounce of gold ($)
1
.................................................................................................................. 719 675 552
Total cost per ounce of gold ($)
1
.................................................................................................................. 739 761 590
1
Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

Crown
Overview
We own 74% of DRDGOLD SA, which in turn owns 100% of Crown. Crown has a surface retreatment operation consisting of the Crown Central, City Deep and Knights business units, collectively referred to as Crown. ERPM’s Cason Dump surface re-treatment operation is expected to continue to operate until 2014 under the management of Crown based on the current rate of retreatment of approximately 178,000 tpm. Crown undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central Johannesburg.
At June 30, 2009, Crown had 1,190 employees, including contractors.
Property
Crown is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations. It has mining rights to 5,787 acres (2,342 hectares) and has the right to occupy 1,490 acres (603 hectares) of freehold property. Crown is in the process of converting these old order rights to new order rights under the MPRD Act.
The Crown Central operation is located on the West Wits line within the Central Goldfield of the Witwatersrand Basin, approximately 6 miles (10 kilometers) west of the Johannesburg central business district in the province of Gauteng. Access is via
Xavier Road on the M1 Johannesburg-Kimberley-Bloemfontein highway. The City Deep operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately 3 miles (5 kilometers) south-east of the Johannesburg central business district in the province of Gauteng. Access is via the Heidelberg Road on the M2 Johannesburg-Germiston
motorway. The Knights operation is located at Stanley and Knights Road Germiston off the R29 Main Reef Road.
As of June 30, 2009, the net book value of Crown’s mining assets was R150.9 million with 0.3 million attributable ounces of Ore Reserves.
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
DRDGOLD SA.
On August 28, 2006, we concluded an agreement with AngloGold Ashanti to purchase the Top Star Dump.
2008
The Department of Mineral Resources issued in favour of Crown a mining right for gold recovery over the Top Star
Dump.
2009
The reclamation of the Top Star Dump commenced in December 2008. Crown also commenced with the reduction of volumes to 400,000 tpm to implement the planned Crown Tailings Deposition Facility closure plan.

Mining and Processing
Crown undertakes the retreatment of surface sources deposited as tailings from non-operational mining sites across central Johannesburg.
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
Electricity to Crown is supplied to the Crown Central and City Deep business units from separate substations referred to as Jupiter and No. 15 Shaft Crown Mines, and for Knights by the Ekhurhuleni Town Council. Electricity is supplied directly from the national power grid to the substation and town council at 44,000 volts. Substations, located on mine sites, transform the power to 6,600 volts for direct supply to the plants. The power supply is further reduced to 525 volts for smaller devices and equipment.
For Crown Central and City Deep, the average annual power consumption is about 72 GWHr and the maximum demand is about 8.0 MW. For Knights the average annual power consumption is about 36 GWHr and the maximum demand is about 7.0
MW.
Crown operates three plants with slight variations in design in each plant, with a processing capacity of approximately
1 million tpm, yielding approximately 0.01 oz/t (0.4 g/t). The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and CIL technology to extract the gold. As at June 30, 2009, the overall plant utilization was 76% as a result of the planned reduction in tonnage throughput.
City Deep Plant: Commissioned in 1987, this surface/underground plant comprises a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, CIL, elution and zinc precipitation followed by calcining and smelting to doré. In 1998, the plant was converted to a slimes only operation. However, due to operational difficulties caused by the particulate nature of the slimes, the milling circuit has subsequently been re-commissioned to facilitate the treatment of sand.
Crown Mines Plant: Commissioned in 1982, this surface/underground plant has already been modified and comprises a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré.
Knights
Plant: Commissioned in 1988, this surface/underground plant comprises a circuit including screening, primary cycloning, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electro-winning and smelting to doré.
The following capital expenditure was incurred at Crown in fiscal 2009, 2008 and 2007:
Year ended June 30,
2009                2008               2007
R’000              R’000             R’000
Top Star Dump.....................................................................................................................                       14,369             21,796              1,148
Residue pipelines .................................................................................................................                          5,460                2,451             6,618
Reclamation stations ............................................................................................................                                 -
- 11,637
Residue columns ..................................................................................................................                                 -
3,123                      -
Mills, mill feed and control.................................................................................................. -
3,578               2,460
Vehicles and equipment.......................................................................................................
272              1.256                  501
Tailings management ...........................................................................................................
21,910               8,781              7,364
Other ....................................................................................................................................                        1,104               1,092                 250
43,115 42,077 29,978
Exploration and Development
Exploration and development activity at Crown involves the drilling of existing surface dumps and evaluating the potential gold bearing surface material owned by third parties that could be processed on a full treatment basis or purchased outright by Crown.

On August 28, 2006, we concluded an agreement with AngloGold Ashanti to purchase the Top Star Dump. The Top Star
Dump has been evaluated geostatistically and had a probable reserve of 5.2Mt, at a grade of 0.775g/t. The Top Star Dump mining right was granted with effect from August 21, 2008 until August 20, 2013. We expect that Top Star will contribute approximately
45,000 ounces of gold per annum for a period of 20 months. Reclamation of the Top Star Dump commenced in December 2008.
Additional exploration drilling previously planned for the current fiscal year to define the uranium and sulphur potential of all Crown’s current deposition sites, has been put on hold. A feasibility study regarding the deposition of the Crown tailings on the
Brakpan tailings complex will be completed in fiscal 2010.
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
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for
Crown, in current monetary terms as at June 30, 2009, is approximately R169.6 million. A total of R44.9 million has been contributed to the Crown Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Ore Reserves and Life of Mine
As at June 30, 2009, our 74% share of the Proven and Probable Ore Reserves of Crown was 0.3 million ounces. In fiscal
2008, our 74% share of Proven and Probable Ore Reserves of Crown was 0.4 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Crown, Mr. William John Laing (PLATO) is the appointed Mineral Resource competent person. The current life-of-mine business plan is estimated to be eight years.
Current Production
Gold production for Crown was 80,377 ounces in fiscal 2009 compared to gold production of 87,354 ounces in fiscal 2008.
The decrease in gold production in fiscal 2009 was mainly as a result of the planned reduction in throughput to 400,000 tpm to effect the Crown Tailings Deposition Facility closure plan.
In fiscal 2009, cash costs increased to $627 per ounce of gold from $567 per ounce of gold in fiscal 2008, as a result of lower gold production.

The following table details our attributable share of the production results from Crown for the past three fiscal years:
Year ended June 30,
2009
2008
2007
Production
Surface operations
Ore mined ('000 tons)...........................................................................................................
7,249 9,077 9,265
Recovered grade (oz/ton) ..................................................................................................... 0.011 0.010 0.011
Gold produced (ounces) ....................................................................................................... 80,377 87,354 103,011
Results of Operations (R)
Revenues (‘000) .................................................................................................................... 620,125 528,625 472,842
Operating cost (‘000) ............................................................................................................. 456,205 362,237 343,476
Cash cost per ounce of gold ($)
1
............................................................................................ 627 567 462
Total cost per ounce of gold ($) ............................................................................................. 879 672 558
ERPM
Overview
We own 74% of ERPM, which is consolidated as a subsidiary, through our 74% holding in DRDGOLD SA. ERPM consists of an underground section and the Cason Dump surface retreatment operation. Underground mining at ERPM was halted in October
2008. The Cason Dump surface retreatment operation will continue to operate until 2014 under the management of Crown based on the current rate of production of approximately 178,000tpm.
At June 30, 2009, ERPM had 246 employees, including contractors.
Property
ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg. Access is via Jet Park Road on the N12 Boksburg-
Benoni highway. Historically underground mining and recovery operations comprised relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, is conducted through the metallurgical plant, tailings deposition facilities and associated facilities. Until underground mining was halted in October 2008, the mine exploited the conglomeratic South Reef, Main Reef
Leader and Main Reef in the central area and the Composite Reef in the south-eastern area. ERPM operates under mining license
ML5/1995 in respect of statutory mining and mineral rights.
At June 30, 2009, the net book value of ERPM’s mining assets was R49.4 million, with 1.5 million attributable ounces of
Ore Reserves.
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
2009
In January 2009, consultations in terms of Section 189A of the Labour Relations Act regarding the future of employees affected by the placing on care and maintenance of the underground operations were concluded and 1,335 employees were retrenched. In August 2009 the care and maintenance of the underground operations was discontinued.
Mining and Processing
Underground mining operations at ERPM comprised of two vertical shafts known as FEV Shaft and the Central Shaft.
There were also three additional shafts namely the South East Vertical Shaft, or SEV Shaft, used for the transport of employees and materials and the hoisting of rock, the South West Vertical, or SWV, Shaft and the Hercules Shaft that were used for water pumping only. The Cason Dump Project is used for the retreatment of surface material mined from the defunct Cason shaft.
In fiscal 2007, a planned shift from lower volume, higher grade scattered mining in the west of the lease area to higher volume, lower grade longwall mining in the east below 70 level proved problematic. Delays in the supply of services to the newly developed longwalls reduced volumes mined and navigation of faulting encountered had a negative impact on both volumes and yield. By the end of fiscal 2007 a catch-up in the delivery of services saw a recovery in volumes and a higher level of throughput for the year. The average grade recovered was lower, however. To limit the negative impacts of this, more focus was directed towards improving recovered grade. A three-year, R35.0 million plugging program to isolate ERPM’s FEV Shaft from water rising in the
Central Witwatersrand Basin was completed in fiscal 2008. Increased throughput from ERPM’s Cason Dump made possible through upgrades to pumps and piping and an increased milling capacity at the Knights plant, offset the impact of a slight drop in grade, resulting in higher surface gold production.
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
Although the FEV Shaft where production was taking place was sealed off from water ingress from the SWV Shaft, the pumps at
FEV Shaft were no longer able to cope with rising water, which included the water resulting from the ice sent underground every day to cool down the underground working places. Without being able to continue to supply ice underground for this purpose, the underground temperature would become unacceptably high and it would not have been safe for employees to continue work underground at the FEV shaft.
On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of
ERPM, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine’s 1,700 employees. In January 2009, the consultations were concluded and 1,335 employees were retrenched.
On August 20, 2009, care and maintenance of the underground operations was stopped.
Electricity to ERPM is provided to the Cason Dump, SEV and FEV Shafts from the Bremmer substation, located in close proximity to the mine in Boksburg. Transmission is at the rate of 88,000 volts. The Simmer Pan substation, located approximately
10 miles (16 kilometers) away from the mine site in Germiston, supplies the SWV and Hercules Shafts. Transmission is at the rate of 44,000 volts. The two substations, located on mine site, transform the power to 6,600 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption has reduced to about 105 GWHr and the maximum demand to about 24 MW. The on-mine substations are older in nature and undergo annual infrared testing to identify hot connections which are potential fire hazards and are subject to regular maintenance which includes the inspection of the settings, blades and changing the transformer oil in the circuit breakers.

In fiscal 2008, electricity supply to the mine was interrupted by Eskom. The operation is on a six hour standby notice, in the event that power supply becomes unstable in the area. Eskom has requested all of its “Key Customers” to reduce power consumption by 10%. ERPM has managed to adhere to this request and will continue to save the maximum amount of energy possible.
Exploration and Development
The necessity to extend the FEV decline from 75 to 78 levels to replace face length was stopped due to the cessation of drilling and blasting operations in October 2008. The pre-feasibility study conducted by an external mining consulting company, to investigate the possibility of exploiting these reserves by means of a trackless decline system, and significantly increasing the life of the underground operations was also stopped.
An additional application to extend ERPM’s existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DME in fiscal 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres). Subsequent feasibility studies conducted which could eventually culminate in a deep-level mine with a life in excess of 15 years was stopped after underground mining was halted.
All underground exploration and development has been stopped due to the discontinuation of underground activities.
Environmental and Closure Aspects
There is a regular ingress of water into the underground workings of ERPM, which was contained by continuous pumping from the underground section. On May 31, 2004, ERPM stopped continuous pumping of water from the underground section for financial reasons due to the withdrawal of the State pumping subsidy and the low Rand gold price making the cost of full time pumping unaffordable, with occasional pumping to surface conducted on weekends. In December 2004, the mine received the pumping subsidy funds and continuous pumping was reinstated. Studies on the estimates of the probable rate of rise of water have been inconsistent, with certain theories suggesting that the underground water might reach a natural subterranean equilibrium, whilst other theories maintain that the water could decant or surface. A program is in place to routinely monitor the rise in water level in the various underground compartments and there has been a substantial increase in the subsurface water levels. ERPM’s SWV Shaft has been used for some time to manage the rising water level on the Central Witwatersrand Basin. Some 60 megalitres of water were pumped daily from a depth of approximately 1,000 metres.
In fiscal 2007, ERPM updated its EMP to meet MPRDA requirements and submitted it to the DME for approval. The concurrent rehabilitation of redundant structures and holdings continued throughout fiscal 2007. The pumping infrastructure was upgraded at the South West Vertical Shaft in anticipation of the additional water from the Hercules basin. Pumping continued during fiscal 2007 and 2008 at the South West Vertical Shaft.
On October 6, 2008, pumping of underground water at the South West Vertical Shaft was stopped for safety reasons following the death of two employees at the shaft on September 19, 2008. Management concluded that the project to upgrade the total pumping capacity at South West Vertical Shaft with a more efficient system as part of an Eskom-funded demand-side management project was not economically viable.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for ERPM, in current monetary terms as at June 30, 2009, is R48.9 million. A total of R17.2 million has been contributed to the
ERPM Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Ore Reserves and Life of Mine
As at June 30, 2009, our 74% share of Proven and Probable Ore Reserves of ERPM was 1.5 million ounces, all of which relate to the surface section. The total surface Ore Reserves comprise of 0.2 million ounces from the Cason Dump and 1.3 million ounces from the Elsburg Dump, which will be processed over the next seven and twelve years, respectively. As at June 30, 2008, our
74% share of Proven and Probable Ore Reserves of ERPM were 0.8 million ounces. The year on year increase is mostly attributable to the inclusion of the Elsburg Dump as an Ore Reserve. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM, Mr. Ryno Botha (SACNASP) is the appointed Mineral Resource competent person. The current surface life-of-mine business plan is twelve years.

Current Production
Gold production for ERPM was 34,174 ounces in fiscal 2009 compared to gold production of 79,479 ounces in fiscal 2008.
The decrease in gold production was as a result of the closure of the underground operation in fiscal 2009.
The following table details our attributable share of the production results from ERPM for the past three fiscal years:
Year ended June 30,
2009
2008
2007
Production
Surface Operations
Ore mined ('000 tons)............................................................................................................
1,575 2,049 1,932
Recovered grade (oz/ton) ...................................................................................................... 0.010 0.011 0.011
Gold produced (ounces) ........................................................................................................ 15,239 22,667 22,153
Underground Operations
Ore mined ('000 tons)............................................................................................................ 202 334 297
Recovered grade (oz/ton) ...................................................................................................... 0.094 0.170 0.196
Gold produced (ounces) ........................................................................................................ 18,935 56,812 58,063
Total ounces produced ............................................................................................................ 34,174 79,479 80,216
Results of Operations (R)
Revenues ('000) ....................................................................................................................... 247,908 467,057 367,323
Operating cost ('000) ............................................................................................................... 303,581 428,255 358,716
Cash cost per ounce of gold ($)
1
............................................................................................. 982 737 619
Total cost per ounce of gold ($)
1
............................................................................................. 1,251 963 692
1
Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

Ergo Joint Venture and ErgoGold
Overview
The Ergo Joint Venture and ErgoGold currently consist of one operating carbon-in-leach, or CIL, circuit at the Brakpan plant, the Brakpan/Withok deposition complex purchased from AngloGold Ashanti and the Elsburg tailings complex, comprising approximately 180 Mt of tailings. Since 1987, AngloGold Ashanti treated surface material at Ergo until the operation was closed during March 2005.
DRDGOLD SA, through its subsidiaries, initially owned 50% of the Ergo Joint Venture and ErgoGold. On September 29,
2008, DRDGOLD SA acquired a further 15% interest in ErgoGold from Mintails SA resulting in DRDGOLD SA, which holds its interest through its subsidiary, ERPM, holding a 65% interest and Mintails SA a 35% interest in the joint venture. The Ergo Joint
Venture will operate for its own account, under the AngloGold Ashanti authorizations, until new order mining rights have been obtained. These assets, comprise servitudes, or access agreements, infrastructure, piping, equipment and old order mining rights.
On December 8, 2008, DRDGOLD acquired the remaining 35% of ErgoGold for a purchase consideration of
R177.0 million. The transaction was completed on March 31, 2009.
Property
The Ergo Joint Venture and ErgoGold operations are located approximately 43 miles (70 kilometers) east of the
Johannesburg’s central business district in the province of Gauteng. Access to the Brakpan plant is via the Ergo Road on the N17
Johannesburg-Springs motorway.
The acquisition of the Brakpan/Withok deposition site provides the Ergo Joint Venture and ErgoGold with extensive additional deposition capacity commensurate with the substantial increases in tailings material and processing capacity.
The refurbishment of the first CIL circuit at the Brakpan plant now has the capacity to treat an estimated 15Mt of tailings a year. Phase 2, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants. A pre-feasibility study for Phase 2 was underway but has been placed on hold because of the current economic environment.
As of June 30, 2009, the net book value of the Ergo Joint Venture and ErgoGold mining assets was R1,039.7 million.
Mining and Processing
ErgoGold undertakes the re-treatment of surface sources deposited as tailings from non-operational mining sites east of
Johannesburg.
Material processed by ErgoGold is sourced from secondary surface sources namely, slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period of time the material was deposited. Archive material is a secondary source of gold bearing material however, no archive material was treated up until October 31, 2009. The metallurgical plant has a current installed capacity to treat approximately 15.0 million tons of material per year.
The feed stock is made up of slime and is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones and CIL technology to extract the gold. As at
June 30, 2009, the overall plant utilization was 89%.
Electricity to the Ergo Joint Venture and ErgoGold is supplied from various Eskom supply points for the reclamation units and the tailings storage facilities. The plant is supplied from the national power grid via a secured source from the
Ekurhuleni Council of 11,000 volts. Plant sub stations are stepped down to 6,600 volts before being further reduced to 525 volts for the motor control purposes.
Exploration and Development
Exploration drilling has been done to define the uranium potential of the Elsburg complex. Independent competent person reports on uranium, sulphur and gold for the Elsburg resources and reserves have been compiled.
Environmental and Closure Aspects
The Ergo Joint Venture and ErgoGold are located in close proximity to significant municipal infrastructure, commercial and residential development. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and integrated into the internal environmental assessment process.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for the Ergo Joint Venture and ErgoGold, in current monetary terms as at June 30, 2009, is approximately R141.7 million.
Ore Reserves and Life of Mine
As at June 30, 2009, our 37% share of the Proven and Probable Ore Reserves of the Ergo Joint Venture was nil compared to the 0.06 million ounces in fiscal 2008. For the Ergo Joint Venture, Mr. William John Laing (PLATO) is the appointed Mineral
Resource competent person.
The following table details our attributable share of the production results from ErgoGold for the past fiscal year:
2009
Production
Surface operations
Ore mined ('000 tons).....................................................................................................................
2,296
Recovered grade (oz/ton) ............................................................................................................... 0.002
Gold produced (ounces) ................................................................................................................. 3,666
Results of Operations (R)
Revenue (‘000) ................................................................................................................................ 24,178
Operating cost (‘000) ...................................................................................................................... 69,365
Cash cost per ounce of gold ($)
1
...................................................................................................... 2,091
Total cost per ounce of gold ($)....................................................................................................... 2,600
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
On September 10, 2007, Emperor which held a 100% interest in Tolukuma announced its intention to divest the Tolukuma gold mine. On October 22, 2007, we sold our entire interest in Emperor.
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
Tolukuma is situated in a remote area, and as a result is forced to be self sufficient with regard to the generation of power. Power is generated through a combination of diesel driven generator sets and hydro-turbine driven generator sets. Three hydro units are installed, capable of generating 1.8 MW of power. These units are dependent on the supply of adequate water.
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
Year ended June 30,
2009
2008
2007
Production
Underground Operations
Ore mined ('000 tons).....................................................................................................................
- 62 204
Recovered grade (oz/ton) ............................................................................................................... - 0.22 0.22
Gold produced (ounces) ................................................................................................................. - 13,427 44,181
Results of Operations (R)
Revenues ('000) ................................................................................................................................ - 89,235 224,872
Operating cost ('000) ........................................................................................................................ - 107,381 277,191
Cash cost per ounce of gold ($)
1
...................................................................................................... - 1,094 869
Total cost per ounce of gold ($)
1
...................................................................................................... - 1,767 1,338
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
1989
The joint venture’s application for a Special Mining Lease was approved in May and construction began immediately.
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
Year ended June 30,
2009
1
2008
2007
Production
 Surface and underground operations
Ore mined ('000 tons).............................................................................................................
- - 787
Recovered grade (oz/ton) ....................................................................................................... - - 0.091
Gold produced (ounces) ......................................................................................................... - - 71,570
Results of Operations (R)
 Revenues ('000) ........................................................................................................................
- - 328,094
Operating cost ('000) ................................................................................................................ - - 235,525
Cash cost per ounce of gold ($)
2
.............................................................................................. - - 456
Total cost per ounce of gold ($)
2
.............................................................................................. - - 521
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
On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-
emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. A trial date was allocated by the High Court of South Africa for April 25, 2008, but the case was postponed. A new date has not yet been set. Dino Properties (Pty) has instituted action against the Company seeking to enforce an agreement of sale of the DRD Village entered into on September 20, 2005, alternatively payment of R195 million which is alleged to represent the market value of the property. The Company is defending this action.
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
Rehabilitation activities continued during fiscal 2009 as planned. At the 2L24 Dump a total of 1.1 hectares of top surface was vegetated during the year. However, due to erosion and vegetation regression, the costs associated with the rehabilitation of the tailings complex has escalated significantly over the previous year. Rehabilitation of redundant shaft infrastructure and the filling of pits have also received attention.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for Durban Deep, in current monetary terms as at June 30, 2009, is R82.4 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the statement of financial position. A total of R20.3 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
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
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for West Wits, in current monetary terms as at June 30, 2009, is R4.8 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the statement of financial positioin. A total of R17.5 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
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
We instituted a separate action in Australia on the December 12, 2003 against Mr. C. Mostert, Mr. J. Stratton, Continental
Gold Fields Limited, CAM Australia (Pty) Limited, Weston Investments (Pty) Limited, CAM Jersey Limited, and JCI (Isle of Man)
Limited for:
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
On September 16, 2008 a Deed of Settlement was signed by the parties in terms of which the above actions were compromised, settled and withdrawn on the basis that JCI Limited would pay us an amount of R25.0 million in respect of capital and interest and R0.5 million as a contribution towards costs. We received the amount of R25.5 million in September 2008. However, T
Lebbon, R Bryer and their companies were not parties to the Deed of Settlement.
Application to reverse the granting of a mining right
In June 2008, we and Durban Roodepoort Deep (Pty) Limited (DRD) brought an application in the High Court of South
Africa against Main Reef Crushers CC (MRC) and the Minister of Mineral Resources because inter alia the latter granted MRC a mining right:
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
This case was heard by the High Court on September 3, 2009 and postponed indefinitely.

Lawsuit by French Shareholders
In August 2008, the Company received by post a summons issued in the “Tribunal De Grande Instance [District Court] of
Paris” by the Association for the Defense of the Shareholders of East Rand (“the Association”) against DRDGOLD SA.
The claim is based on the following allegations:
•      that the members of the Association were shareholders of ERPM;
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
On the basis of these allegations, the Association is claiming a payment of 5 million Euros for damages, 10,000 Euros for costs and costs of suit. DRDGOLD SA has lodged an application on March 17, 2009 to the Court for an order dismissing the claim on the basis that the French Courts lack jurisdiction to hear the matter. However, the case was postponed on a few occasions when the parties exchanged pleadings. The next date of hearing is January 5, 2010.
Competition tribunal case
On September 23, 2002, we and Harmony Gold Mining Company Limited, another South African gold mining company, filed a complaint with the South African Competition Commission against Mittal Steel (previously Iscor), a South African steel producer. The complaint alleges that Mittal Steel abused its dominant position by charging excessive prices for its local flat steel products and providing inducements for steel purchasers to refrain from importing competing steel products. The Competition
Commission dismissed our claim, and the matter was referred to the Competition Tribunal, who has the authority to overrule the determination of the commission. On the March 27, 2007, the Competition Tribunal delivered its judgment in terms of which the
Tribunal made the following findings:
• that Mittal Steel has abused its dominant position by engaging in excessive pricing; and
• that Mittal Steel did not induce customers not to deal with its competitors.
On July 27, 2007, the parties presented submissions to the Tribunal on the penalty or penalties which the Tribunal may impose against Mittal. On August 6, 2007, the Competition Tribunal imposed an administrative penalty of R691.8 million against Mittal. Mittal lodged an appeal in the Competition Appeal Court against the decision of the Tribunal. On May 29, 2009, the Court delivered its judgment in terms of which the case was remitted to the Tribunal for hearing of oral evidence in relation to the matters canvassed in the affidavit of one Leon Price, and whether Mittal contravened section 8 (a) of the Competition Act 89 of 1998 by charging excessive prices for flat steel products to the detriment of its consumers. On September 14, 2009, the Company and Harmony announced the withdrawal of the complaint following a settlement agreement signed with Mittal. The terms of the settlement agreement are confidential and will not be made public. The settlement agreement reached represented a satisfactory outcome to the matter for us.
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
The settlement negotiations have not been successful. We have filed our answering affidavits and are awaiting the
Applicants’ replying affidavits. There has been no response from Applicants since we filed our answering affidavits in February
2008.

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
Dispute at Durban Deep’s village
Dino Properties (Pty) has instituted action against the Company on April 28, 2009 seeking to enforce an agreement of sale of the DRD Village entered into on September 20, 2005, alternatively payment of R195 million which is alleged to represent the market value of the property. The Company is defending this action.
Claim for alleged damages at Blyvoor
Duffuel (Pty) Ltd and Paul Frederick Potgieter are suing the Company, DRDGOLD SA, Blyvoor and the latter’s directors for alleged pollution of peat reserves which they claim to sell to the mushroom industry. The following amounts are claimed against the Company, DRDGOLD SA, Blyvoor and the latter’s directors:
• R48,952,000 for loss of peat reserves;
• R52,006,720 for removal of polluted peat, sealing of water in-flow & importation of unpolluted peat; and
• R96,000 for importation of clean water for domestic use.
The defendants are defending this action. The summons was issued in the North Gauteng High, Pretoria. The defendants filed an application to dismiss the action on the basis that the particulars of claim are vague and embarrassing.
Provisional Judicial management order for Blyvoor operations
On November 9, 2009, DRDGOLD announced that, in a bid to save its Blyvoor mine from liquidation, it intended applying to the High Court of South Africa for a provisional judicial management order over the operation. The application was made in terms of the provisions of Section 427 of the South African Companies Act.
The High Court of South Africa granted a provisional judicial management order over Blyvoor on November 10, 2009.
DRDGOLD expects that Blyvoor will remain under judicial management until after access to the seismicity-damaged, higher-
grade areas at its No 5 Shaft had been regained, which is expected in March 2010.
Provisional judicial management is granted in order to enable a company which is suffering temporary setback with regard to the payment of its debts or its performance to become successful again. This remedy is intended to be a means for affording the company time to recover. A party applying to the Court for provisional judicial management must also demonstrate that there is a reasonable probability that the company will recover and be profitable within a reasonable time. In terms of a provisional judicial management order, the court appoints a judicial manager who has a wide range of powers at his disposal to take such actions he deems necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation.
The provisional/final judicial manager is an officer of the Court. He stands in a fiduciary relationship to the company, its shareholders and all its creditors. The judicial manager may be removed by the Master of the High Court or the High Court if he
fails to act in the best interest of the company or if he proves to be incompetent. This may be done by way of an application brought by a creditor or shareholder. Judicial management does not affect the shareholding in the company. The powers which normally vest in the directors now vest in the judicial manager. He/she cannot sell or dispose of any company assets without leave of the Court save in the ordinary course of the company’s business. The provisional judicial manager must recover and reduce into possession all the assets of the company. He must convene separate meetings of creditors and shareholders at which he will report on the general state of the affairs of the company, its assets and liabilities, nature of each creditor’s claim, raising money to carry on the company’s business and his opinion on the company’s prospects of returning to profitability. On the return date,
March 16, 2010, in the case of Blyvoor, the provisional judicial manager will present the Court with a report on the state of the company and the views of creditors together with his opinion on the future of the company. The Court will then make a decision.

An application to the Court can be made at anytime by the judicial manager or any interested person for the provisional judicial management order to be uplifted if the purpose for the order has been met or for any reason it is undesirable that such order should remain in force.
In summary the effect of the Blyvoor provisional judicial management order is that:
•     management of Blyvoor will become the responsibility of a provisional judicial manager to be appointed by the Master of the High Court of South Africa;
•     the provisional judicial manager will manage Blyvoor until March 16, 2010 when he will present to the Court a report on the performance of the business;
•    on or prior to March 16, 2010 interested and affected parties may approach the Court and provide reasons why the order should be dismissed or confirmed as final. If the order is confirmed, then a final judicial management order will be made by the Court;
•     If, at any stage prior to March 16, 2010, Blyvoor returns to profitability, any interested and affected party, including
DRDGOLD, may bring an application before the Court to lift the provisional order.
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
-
Operating results, an analysis of our consolidated results of operations during the three fiscal years presented in our financial statements. The analysis is presented both on a consolidated basis, and by operating segment.
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
•       South Africa comprising the deep-level Blyvoor and ERPM operations, in addition to the surface retreatment operations at Crown, the Ergo Joint Venture and ErgoGold (formerly the Elsburg Gold Mining Joint Venture) (“South African
Operations”).
•      Australasia comprising Tolukuma and a 20% interest in the unincorporated Porgera Joint Venture, or Porgera
(“Australian Operations”). On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007, we sold our entire shareholding in Emperor, which included Tolukuma, to several institutional investors.
In fiscal 2009 the South African Operations accounted for 100% of our total production and profit after tax of
R110.7 million. In fiscal 2008, the South African Operations accounted for 96% of our total production and a profit after tax of
R137.0 million, with the Australasian Operations accounting for the remaining 4% of our total production and a net loss after tax of R81.1 million.
Exploration activities are undertaken only in South Africa.
From 1895 to 1997, our principal mining operation was the Durban Deep mine. Up to 1999, our general growth strategy was to acquire existing under-performing mines in South Africa at relatively low acquisition costs, and turn them into profitable business units by introducing low-cost mining methods and reducing costs through employing our experience in managing marginal gold mines to more efficiently utilize existing infrastructures. From 1999 to 2006 our focus was to expand our operations outside of South Africa by acquiring lower cash cost and higher margin mines than those in South Africa, through the acquisition of Tolukuma, our 20% interest in Porgera and our 78.9% interest in Emperor (Vatukoula). With the exit from our Australasian operations in 2008, our strategy has now changed to refocus on our operations in South Africa and in particular on the expansion of our surface retreatment operations. A large portion of the proceeds we received from the disposal of our Australasian operations have been utilized during fiscal 2009 to expand our retreatment of surface tailings to recover gold.
In fiscal 2009 revenue from continuing operations was slightly lower than in fiscal 2008. The effect of the higher gold price was offset by lower gold production, in particular from underground due to the closure of ERPM’s underground operation.
In fiscal 2008, we had increased revenue from our continuing operations compared to fiscal 2007, mainly due to a higher gold price, we also had a profit arising from the disposal of our discontinued operations. We had R353.6 million in cash and cash equivalents as at June 30, 2009 compared to R846.1 million in cash and cash equivalents as at June 30, 2008, the decrease was primarily as a result of capital expenditure incurred to expand our retreatment of surface tailings to recover gold. We are able to fund our short- and medium term projects from this cash and available borrowing facilities.
As at June 30, 2009, we had Ore Reserves of approximately 5.2 million ounces, compared to 4.5 million ounces as at
June 30, 2008 and 4.7 million ounces as at June 30, 2007. The increase from fiscal 2008 to fiscal 2009 was mainly due to the inclusion of the Elsburg tailings, which belong to ERPM and form part of the ErgoGold operation. The decrease in our Ore
Reserves from fiscal 2007 to fiscal 2008 was primarily a consequence of depletion and the disposal of our Australasian
Operations.
Key drivers of our operating results and principal factors affecting our operating results
The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:
•      The price of gold, which fluctuates widely in dollars and rands;
•      The tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
•      The cost of producing that gold as a result of mining efficiencies; and
•      General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations particularly in South Africa.

Gold price
Our revenues are derived primarily from the sale of gold produced at our mines. As a result, our operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities. The demand for and supply of gold may affect gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices.
The following table indicates the movement in the dollar gold spot price for the 2009, 2008 and 2007 fiscal years:
2009 fiscal year
2008 fiscal year
% change
Opening gold spot price on July 1, .................................. $930 per ounce $651 per ounce 43%
Closing gold spot price on June 30, ................................. $935 per ounce $930 per ounce 1%
Lowest gold spot price during the fiscal year .................. $713 per ounce $648 per ounce 10%
Highest gold spot price during the fiscal year.................. $989 per ounce $1,011 per ounce -2%
Average gold spot price for the fiscal year ...................... $873 per ounce $821 per ounce 6%
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
2007 fiscal year
2006 fiscal year
% change
Opening gold spot price on July 1, .................................. $599 per ounce $437 per ounce 37%
Closing gold spot price on June 30, ................................. $651 per ounce $599 per ounce 9%
Lowest gold spot price during the fiscal year .................. $561 per ounce $418 per ounce 34%
Highest gold spot price during the fiscal year.................. $691 per ounce $726 per ounce -5%
Average gold spot price for the fiscal year ...................... $638 per ounce $526 per ounce 21%
A significant upward trend in the dollar gold price has been noted over the past four fiscal years. Our production has been sourced from our South African Operations and, until fiscal 2008, our Australasian Operations. As a result, the impact of movements in relevant exchange rates during those four fiscal years, has been significant on our operating results. The average gold price in rand and Australian dollars has fluctuated as follows:
•       Rand gold price (based on average prices for the year) increased from R4,605 per ounce in fiscal 2007 (a 36%
increase from fiscal 2006), to R6,003 per ounce in fiscal 2008 (a 30% increase from fiscal 2007) and R7,910 per ounce in 2009 (a 32% increase from fiscal 2008).
•       Australian gold price (based on average prices for the year) increased from A$705 per ounce, in fiscal 2006, to
A$812 per ounce in fiscal 2007 (a 15% increase from fiscal 2006) and A$914 per ounce in fiscal 2008 (13%
increase from fiscal 2007).
Based on our forecast gold price of R275,000 per kilogram for fiscal 2010, a 10% increase in the rand gold price received will increase our forecast profit after taxation by R145.0 million and a 10% decrease in the rand gold price received will decrease our profit after taxation by R124.2 million.

Gold production and operating costs
Attributable gold production from our continuing operations totaled 247,690 ounces during fiscal 2009, in comparison to
308,005 ounces in fiscal 2008, and 334,496 ounces in fiscal 2007. Our discontinued operations (comprising Tolukuma, Porgera and Vatukoula) recorded production of 13,427 ounces in fiscal 2008 and 142,661 ounces in fiscal 2007. There were no discontinued operations for fiscal 2009.
Our costs and expenses consist primarily of operating costs, royalties and depreciation. Operating costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of gold. Labor is the largest component of operating costs, constituting 39% of operating costs for fiscal 2009, as a large part of our mining operations are deep level underground mines which are more labor intensive.
At our continuing South African Operations, production decreased from 308,005 ounces in fiscal 2008, produced from
14.8 million tonnes milled at an average yield of 0.65g/t, to 247,690 ounces in fiscal 2009, produced from 14.5 million tonnes milled at an average yield of 0.53g/t. Production decreased from 334,496 ounces in fiscal 2007, produced from 14.8 million tonnes milled at an average yield of 0.70g/t, to 308,005 ounces in fiscal 2008. During fiscal 2008, the average rand gold price strengthened by 30%, creating an opportunity to mine ore grades that were previously seen to be unprofitable. This increase continued in fiscal 2009, the average rand gold price strengthening by 32%. The benefits enjoyed in fiscal 2008 by the increase in the average rand gold price were offset in fiscal 2009 by an increase in average operating costs for continuing operations of 40%
compared to 18% in fiscal 2008, resulting in a more conservative approach in our mining operations.

Blyvoor produced 129,473 ounces from 4.0 million tonnes milled at an average yield of 1.00g/t in fiscal 2009, in comparison with 141,172 ounces from 4.4 million tonnes milled at an average yield of 1.00g/t in fiscal 2008 and 151,269 ounces from 4.4 million tonnes milled at an average yield of 1.07g/t in fiscal 2007. The decrease in production at Blyvoor in fiscal 2009 compared to fiscal 2008, was as a result of 17 production days being lost in the first quarter because of Section 54 closures imposed by the Department of Mineral Resources following the fatalities; in the third quarter six production days were lost because of a lightning strike at No 5 Shaft’s electrical sub-station and during the fourth quarter there was a significant decline in grade at No 5 Shaft because of seismicity. The decrease in production at Blyvoor in fiscal 2008 compared to fiscal 2007 was from lower grades being mined due to a decision taken to move out of seismically active areas.
Crown produced 80,377 ounces from 6.6 million tonnes milled at an average yield of 0.38g/t, in comparison with 87,354 ounces from 8.2 million tonnes milled at an average yield of 0.33g/t in fiscal 2008 and 103,011 ounces from 8.4 million tonnes milled at an average yield of 0.38g/t in fiscal 2007. The higher grades in fiscal 2009 compared to fiscal 2008 was a result of higher grade material from the Mennells and Top Star sites and higher grade remnants from the CMR site and the decrease in throughput was intentional: it forms part of the closure plan for the Crown Tailings Deposition Facility. The lower grade at Crown, when comparing fiscal 2008 and fiscal 2007, was a result of diminishing reserves of higher grade material available, which resulted in lower production.
ERPM produced 34,174 ounces from 1.6 million tonnes milled at an average yield of 0.66g/t, in comparison with 79,479 ounces from 2.2 million tonnes milled at an average yield of 1.14g/t in fiscal 2008 and 80,216 ounces from 2.0 million tonnes milled at an average yield of 1.23g/t in fiscal 2007. The decrease in production at ERPM resulted from lower grades being mined prior to the discontinuation of the underground operations from October 2008.
ErgoGold, which commenced production in November 2008, produced 3,336 ounces from 2.3 million tonnes milled at an average yield of 0.05g/t in fiscal 2009. The initial grade is lower than forecasted due to metallurgical challenges which have been encountered and are currently being addressed by management.
General economic factors
As at October 31, 2009, all our operations are in South Africa and we are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.
Effect of exchange rate fluctuations
For the year ended June 30, 2009, 100% of our revenues were generated from South African Operations. In fiscal 2009, all of our operating costs were denominated in rand and we derived all of our revenues in dollars. Fiscal 2009 was marked by volatility in the dollar and an overall weakening in the dollar relative to the rand. As the price of gold is denominated in dollars and we realize our revenues in dollars, the depreciation of the dollar against the rand reduces our profitability, whereas the appreciation of the dollar against the rand increases our profitability. Based upon average rates during the respective years, the rand weakened by 24% against the dollar in fiscal 2009, compared to a weakening by 1% against the dollar in fiscal 2008 and a weakening by 12% against the dollar in fiscal 2007. This contributed to an increase of 30% in the average rand gold price in fiscal
2009, an increase of 30% in fiscal 2008 and an increase of 36% in fiscal 2007.

As an unhedged gold producer we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our operations or to continue the development of some or all of our projects. Our weighted average cash costs per kilogram for our continuing operations was R219,024 per kilogram of gold produced in fiscal 2009, R156,891 per kilogram of gold produced in fiscal 2008 and R126,406 per kilogram of gold produced in fiscal 2007. The average gold price received, from continuing operations, was R250,589 per kilogram of gold produced in fiscal 2009, R192,472 per kilogram of gold produced in fiscal 2008 and R147,516 per kilogram of gold produced in fiscal 2007.
Effect of inflation
In the past, our operations have been materially adversely affected by inflation. As we are unable to control the prices at which our gold is sold, if there is a significant increase in inflation in South Africa, without a concurrent devaluation of the local currency or an increase in the price of gold, our costs will increase, negatively affecting our operating results.
The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the
table below:
Year ended June 30,
2009
(%)
2008
(%)
2007
(%)
The average rand/dollar exchange rate weakened by.................................................................... 23.7 1.3 12.3
CPI (inflation rate) ........................................................................................................................ 6.9              12.2                7.1
CPIX (inflation rate) (discontinued as from fiscal 2009).............................................................. n/a 11.6 6.4
The South African CPI inflation rate stabilized in fiscal 2009 after a significant increase in fiscal 2008 and as at October
31, 2009, it was at 6.1%. From January 2009, the South African Reserve Bank changed the way inflation is measured by expanding the range of consumer goods used and changing the benchmark measure from CPIX (CPI minus mortgage costs) to CPI. Mortgage costs have been replaced by owners’ equivalent rental (OER) to capture housing costs, making CPIX redundant. The closest measure to CPIX is CPI minus OER.
South African political, economic and other factors
We are a South African company and, subsequent to the sale of our stake in Emperor all our operations are based in
South Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally. South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for companies and individuals have been incrementally relaxed. It is, however, impossible to predict when the South African Government will remove exchange controls in their entirety.
South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern
African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see Item 10D.: “Exchange controls.”
On May 1, 2004, the MPRD Act became effective. Prior to the introduction of the MPRD Act, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Now, all mineral rights have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights need to be converted to new order rights of use within certain prescribed periods. We have submitted certain applications in this regard. This process is described more fully under Item 4B.: “Business Overview –
Governmental regulations and their effects on our business - South Africa - Common Law Mineral Rights and Statutory Mining
Rights.”
The Mineral and Petroleum Resources Royalty Act (MPRD Act) makes reference to royalties being payable to the South
African government in terms of the Royalty Bill. The fourth draft of the Royalty Bill was promulgated in Parliament on August
14, 2008 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and after the deduction of capital expenditure. The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21,
2008 and was published in the South African Government Gazette on November 24, 2008 and Mineral and the Petroleum Resources
Royalty Act (Administration), No.29 of 2008 on November 26, 2008. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold, payable half yearly with a third and final payment thereafter.
The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the group. The registration process has commenced on November 1, 2009 and the payment of royalties will commence on March 1, 2010. The royalty is payable on old unconverted mining rights and new converted mining rights.

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
The following is a description of acquisitions and dispositions completed by us since July 1, 2006:
DRDGOLD SA
On December 11, 2006, Khumo Gold exercised their option (granted as part of an acquisition in fiscal 2006) and acquired from us a further 50,000 ordinary shares in DRDGOLD SA for a total cash consideration of R4.3 million. After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased from 15% to 20%. In addition, Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust (known as DRDSA Empowerment Trust) to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of R5.1 million. After exercising the option, the trust's shareholding in DRDGOLD SA is 6%. Furthermore, Khumo Gold and the employee trust subscribed for R11.2 million new preference shares in ERPM, subscribed for R1.7 million new preference shares in Crown and subscribed for R2.7 million new preference shares in Blyvoor. We financed the transaction through the subscription of a further R11.4 million preference shares in
Khumo Gold and by extending a loan to the employee trust of R13.6 million.
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
Top Star Dump
On August 28, 2006, we concluded an agreement with AngloGold Ashanti to purchase the remaining extent of Erf 1 Park
Central Township, better known as the Top Star Dump in central Johannesburg for an amount of R8.0 million. In addition, a further
R28.4 million was spent on the infrastructure required to process the dump. The Top Star Dump was evaluated geostatistically by us and reviewed independently by Coffey Mining and had a probable reserve of 5.2 Mt, at a grade of 0.775 g/t.
On August 30, 2006, the Provincial Heritage Resources Authority of Gauteng, or PHRAG, published a notice in the
Gauteng Provincial Gazette in terms of which the dump was provisionally protected for a period of two years. We lodged an appeal against the decision to issue the protection order, and on October 30, 2007 the PHRAG withdrew the protection order.
On August 21, 2008 a Mining Right was granted for gold recovery over the Top Star Dump, in favor of Crown by the
Department of Mineral Resources (formerly the Department of Minerals and Energy) with effect from August 21, 2008. The mining right for the Top Star Dump has been granted until August 20, 2013. Gold recovery started during December 2008 and as of August 2009 the remnant is 3.8 Mt, at a grade of 0.775 g/t.

Ergo Joint Venture and ErgoGold
On June 7, 2007, we and Mintails announced the formation of the Ergo Joint Venture between Mintails SA and DRDGOLD
SA. Following discussions initiated in the first quarter of 2007, the Ergo Joint Venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA contributed one fully refurbished carbon-in-leach, or CIL, circuit at the Brakpan plant and DRDGOLD SA contributed the Elsburg tailings complex, comprising approximately 180 Mt of tailings. This part of the project, previously referred to as Phase 1 of the Ergo Joint Venture, was subsequently established under ErgoGold
(formerly Elsburg Gold Mining Joint Venture or Elsburg Joint Venture). Mintails SA and DRDGOLD SA, through their subsidiaries, initially owned 50% each of ErgoGold and the Ergo Joint Venture.
On August 6, 2007, the parties to the Ergo Joint Venture entered into a sale of assets agreement with AngloGold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of Ergo for a consideration of R42.8 million. These assets will be operated by the Ergo Joint Venture for its own account, under the AngloGold Ashanti authorizations, until new order mining rights have been obtained. These assets, comprising servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material, provide a platform to consolidate these tailings assets with the Elsburg tailings.
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
Additional agreements were concluded on November 14, 2007 for:
•     the acquisition by the Ergo Joint Venture of additional tailings properties and the Withok deposition complex from
AngloGold Ashanti for a payment of R45.0 million and assumption of rehabilitation obligations; and
•     the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some
105 Mt, from Pamodzi Gold Limited. The Grootvlei properties form part of the Mintails SA contribution to the expanded
Ergo Joint Venture.
The acquisition of the Withok deposition site provides the expanded Ergo Joint Venture with considerable additional deposition capacity commensurate with the substantial increases in capacity for tailings material and processing. The feasibility study to refurbish and reopen the full Brakpan plant, which historically produced gold, uranium and sulphuric acid has been placed on hold.
Phase 1 of the expanded Ergo Joint Venture, known as ErgoGold, involved the refurbishment of one CIL circuit at the
Brakpan plant with the capacity to treat an estimated 15Mt of tailings a year, for the recovery of some 75,000 ounces of gold a year.
The Phase 2 feasibility study which has been put on hold, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants. The expanded Ergo Joint Venture is managed by Crown.
On September 29, 2008, DRDGOLD SA acquired from Mintails SA a further 15% interest in ErgoGold, together with the same proportion of the shareholder’s loans from Mintails to ErgoGold, for a purchase consideration of R100 million. This resulted in DRDGOLD SA, which holds its interest through its subsidiary, ERPM, holding a 65% interest and Mintails SA holding a 35% interest in ErgoGold. On December 8, 2008, DRDGOLD agreed to acquire Mintails SA’s remaining interest in
ErgoGold, as well as all of the remaining shareholder’s loans from Mintails to ErgoGold for a purchase consideration of R177 million. Both the additional 15% and 35% acquisitions were effective from March 31, 2009, which is treated as the date of acquisition for accounting purposes. The 50:50 interests of DRDGOLD SA and Mintails in the Ergo Joint Venture were not affected by this acquisition.
ERPM
On October 6, 2008 we ceased pumping at ERPM’s South West Vertical Shaft for safety reasons following the death of two employees underground. Post mortems suggested that the two men, who had been conducting routine water level measurements, died of asphyxiation. The South West Vertical Shaft had been used only for water pumping purposes for several years.
The Department of Mineral Resources issued a Section 54 notice under the Mine Health and Safety Act, subjecting access into the area to certain restrictions and conditions relating to ventilation. On October 23, 2008, drilling and blasting operations were suspended in all shafts after the cessation of pumping of underground water at South West Vertical shaft on October 6, 2008 for safety reasons.

On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of
ERPM, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine’s 1,700 employees. The consultation process was completed on January 20, 2009 and 1,335 employees were retrenched. On August 20, 2009, we discontinued care and maintenance and closed the underground operations.
Blyvoor
On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the
High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.
The application, in terms of the provisions of Section 427 of the South African Companies Act, was prompted by Blyvoor’s inability to continue to sustain losses incurred since April 2009, which were brought about by the following circumstances:
•      a drop in the rand gold price received between April 1, 2009 and September 30, 2009, due to the strengthening of the rand against the US dollar;
•      extensive damage caused during May 2009 to higher-grade underground production areas at Blyvoor’s No. 5 Shaft by seismic activity, restoration of which is expected to take until March 2010 to complete;
•      power utility Eskom’s higher winter tariffs, compounded by a 32% price increase effective from July 1, 2009, and the likelihood of further increases in coming months; and
•      the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8,000 ounces of production.
In terms of a provisional judicial management order, the court appoints a judicial manager who has a wide range of powers at his disposal to take such actions he deems necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation.
DRDGOLD expects that Blyvoor will remain under judicial management until after access to the seismicity-damaged, higher-grade areas at its No 5 Shaft had been regained, which is expected to be in March 2010. In fiscal 2009, Blyvoor accounted for
129,473 ounces of gold, or 52% of our total production from continuing operations. The two key factors which are critical to
Blyvoor’s future profitability are an improvement in recovered grade once the higher-grade areas have been accessed and an increase in the rand gold price to above current costs of production. Currently the breakeven point in rand gold price terms, for operating purposes amounts to R245,000 per kilogram and if capital expenditure is included it amounts to R278,000 per kilogram.
The breakeven point being the point where the revenue generated from production measured in rand gold price terms is equal to the cost of production also measured in rand gold price terms.
Other
On September 17, 2008, our wholly-owned subsidiary, DRD (Offshore) Limited, sold all of its shares in G.M. Network
Limited, or GoldMoney, to other GoldMoney shareholders. The cash consideration in respect of the disposal amounted to
R23.8 million ($2.9 million). GoldMoney is a company that holds the rights, patents and other intellectual property of
GoldMoney.com, which is a product specializing in digital gold currency. We previously held a 50.25% shareholding in Net-Gold
Services Limited, which was converted on March 30, 2008 into a 12.3% shareholding in GoldMoney.
.
On December 9, 2008, Argonaut Financial Services (Pty) Ltd, Mintails SA (Pty) Ltd and Witfontein Mining (Pty) Ltd,
entered into a share purchase agreement (SPA) which resulted in Argonaut Financial Services (Pty) Limited (a wholly owned subsidiary of DRDGOLD) and Mintails SA each owning 50% of the shareholding of Witfontein as well as being authorised to each appoint 50% of the board. Previously Mintails SA owned 100% of the issued share capital of Witfontein. Witfontein is to be used as a future deposition establishment facility (ie slime deposition).
In January 2009 we completed the acquisition of 28.33% of the shares in West Wits SA (Pty) Limited a subsidiary of
West Wits Mining Limited, an Australian based listed company. The formation of the company was to explore, evaluate and potentially extract gold and uranium from the West Rand Goldfield of South Africa's Witwatersrand Basin.
On July 22, 2009, the Company announced the rejection by the Mintails board of the offer by DRDGOLD SA to purchase the South African business assets of Mintails after its announcement dated June 29, 2009, which set out information relating to Mintails having conditionally accepted an offer by DRDGOLD SA, to acquire all of its South African business assets, excluding its interest in West Wits Mining Limited.

Key financial and operating indicators
The financial results for the years ended June 30, 2009, 2008 and 2007 below are stated in accordance with IFRS as issued by the IASB.
We consider the key performance measures for the growth of our business and its profitability to be gold revenue, production, operating costs, cash costs per kilogram and total costs per kilogram, capital expenditure and Ore Reserves. The following table presents the key performance measurement data for the past three fiscal years:
Operating data
Continuing operations
Year ended June 30,
2009
2008
2007
Revenue (R'000) ..........................................................................................................................               1,910,738     1,843,912      1,534,777
Gold production (ounces) ............................................................................................................
247,690         308,005        334,496
Gold production (kilograms)........................................................................................................
7,704             9,580          10,404
Revenue (R/kilogram)..................................................................................................................
248,019         192,472        147,516
Operating costs (R'000) ...............................................................................................................               1,687,359      1,503,015     1,315,126
Cash costs (R/kilogram)
1
.............................................................................................................
219,024          156,891       126,406
Total costs (R/kilogram)
2
.............................................................................................................
237,344          183,488        146,921
Capital expenditure - cash (R'000)...............................................................................................
345,132          251,180        139,428
Ore Reserves (ounces) .................................................................................................................                5,220,000       4,510,000    4,739,000
Discontinued operations
3
1
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
3
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold Emperor. As a result we report the Porgera, Tolukuma and Emperor information as discontinued operations and all other operations as continuing operations.
We have adjusted the results for prior reporting periods accordingly.
Year ended June 30,
2009              2008
2007
Revenue (R'000) .......................................................................................................................... -
89,235         674,928
Gold production (ounces) ............................................................................................................ -
13,427         142,661
Gold production (kilograms)........................................................................................................ -
417            4,435
Revenue (R/kilogram).................................................................................................................. -
213,992         152,182
Operating costs (R'000) ............................................................................................................... -
124,437         719,996
Cash costs (R/kilogram)1 .............................................................................................................
-
298,410         162,344
Total costs (R/kilogram)2 .............................................................................................................
-
631,149         435,485
Capital expenditure (R'000) ......................................................................................................... -
47,572         173,606
Ore Reserves (ounces) ................................................................................................................. - - 108,000

Revenue
Revenue is derived from the sale of gold. The following table analyzes the revenue per operation:
Year ended June 30,
2009
R'000
2008
R'000
2007
R'000
Continuing operations
Blyvoor ............................................................................................................................             1,018,527           848,230         694,612
ErgoGold
1
........................................................................................................................ 24,178 - -
Crown ..............................................................................................................................
620,125           528,625         472,842
ERPM ..............................................................................................................................
247,908           467,057         367,323
Total ................................................................................................................................             1,910,738         1,843,912      1,534,777
Discontinued operations
2
Porgera Joint Venture ......................................................................................................
-                       -
328,094
Vatukoula.........................................................................................................................
-                       -
121,962
Tolukuma......................................................................................................................... -
89,235        224,872
Total ................................................................................................................................
-              89,235        674,928
Revenue from continuing operations increased from R1,843.9 million in fiscal 2008 to R1,910.7 million in fiscal 2009.
This increase was a consequence of the higher average gold price received by us of R248,019 per kilogram of gold produced, compared to R192,472 per kilogram of gold produced in fiscal 2008. The increase in revenue due to the higher average gold price received was offset by production problems experienced at Blyvoor and the cessation of ERPM’s underground operations
(discussed in more detail below under “Gold production”), which resulted in production decreasing from 308,005 ounces in fiscal
2008 to 247,690 ounces in fiscal 2009.
Revenue from continuing operations increased from R1,534.8 million in fiscal 2007 to R1,843.9 million in fiscal 2008.
This increase was a consequence of the higher average gold price received by us of R192,472 per kilogram of gold produced, compared to R147,516 per kilogram of gold produced in fiscal 2007. The increase in revenue was marginally offset by production problems experienced at Blyvoor and ERPM (discussed in more detail below under “Gold production”), which resulted in production decreasing from 334,496 ounces in fiscal 2007 to 308,005 ounces in fiscal 2008.
1
ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%.
2
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold Emperor. As a result we report the Porgera, Tolukuma and Emperor information as discontinued operations and all other operations as continuing operations.
We have adjusted the results for prior reporting periods accordingly.

Gold production
The following table analyzes the attributable production per operation:
Production in Year ended June 30
2009                                        2008                                       2007
Ounces           Kilograms                       Ounces             Kilograms                 Ounces                  Kilograms
Continuing operations
Blyvoor ..........................................................
129,473                  4,027
141,172                      4,391
151,269                       4,705
Surface operations........................................
40,575                 1,262                     37,359                     1,162                 40,798                      1,269
Underground operations...............................
88,898                 2,765
103,813                     3,229
110,471                      3,436
ErgoGold
1
......................................................
3,666                      114
- - - -
Crown ............................................................
80,377                 2,500                      87,354                    2,717
103,011                      3,204
ERPM ............................................................
34,174                 1,063                      79,479                    2,472                80,216                      2,495
Surface operations........................................
15,239                      474
22,667                         705
22,153                         689
Underground operations............................... 18,935
589                 56,812                     1,767                 58,063                    1,806
Total attributable production .....................
247,690                     7,704
308,005                     9,580
334,496                 10,404
Total South African Operations .................
247,690                     7,704
308,005                     9,580
334,496                10,404
Discontinued operations
2
Porgera Joint Venture .................................... - - - - 71,570 2,226
Vatukoula....................................................... - - - - 26,910 837
Tolukuma....................................................... - -
13,427                         417
44,181 1,372
Total Australasian Operations
-
-
13,427
417
142,661
4,435
For fiscal 2009, our total attributable gold production from continuing operations decreased by 60,315 ounces, or 20%, to
247,690 ounces from 308,005 ounces produced in fiscal 2008.
At Blyvoor, total production declined by 8% to 129,473 ounces from 141,172 ounces in fiscal 2008, reflecting a 14%
decrease in gold from the underground operations to 88,898 ounces from 103,813 ounces in fiscal 2008 and a 9% increase in gold from surface sources to 40,575 ounces from 37,359 ounces in fiscal 2008. The decline was a result of the loss of seventeen production days underground during the first half of the 2009 fiscal year as a result of the Section 54 closures imposed by the
DME’s (now the Department of Mineral Resources) Safety Inspectorate following three fatalities, and included two days of mourning called by the National Union of Mineworkers. In addition, in the third quarter of fiscal 2009, six production shifts were lost at No 5 Shaft following a lightning strike at the shaft’s electrical sub-station. The increase in surface production is mainly as a result of an improvement in the grade from 0.31g/t in fiscal 2008 to 0.37g/t in fiscal 2009.
At ErgoGold, gold production commenced at the end of the second quarter of fiscal 2009 and work on the elution plant was completed in April 2009. While volume flows from the first circuit –from the L29 dump – were satisfactory, initial recoveries of 0.04g/t at the end of June 2009 were below project specifications. This requires a number of engineering modifications which as at October 31, 2009, were still underway.
At Crown, there was an 8% reduction in gold production to 80,377 ounces from 87,354 ounces in fiscal 2008 because of a 20% decline in throughput to 6,577,000 tonnes from 8,235,000 tonnes. This reduction in throughput was intentional: it forms part of the closure plan for the Crown Tailings Deposition Facility. This decrease was partly off-set by an increase in grade from
0.33g/t to 0.38g/t in fiscal 2009. The higher grades in fiscal 2009 compared to fiscal 2008 were a result of higher grade material from the Mennells and Top Star sites and higher grade remnants from the CMR site.
At ERPM, the underground operations effectively ceased in October 2008 and have been permanently halted. As a result underground production at ERPM decreased from 56,812 ounces in fiscal 2008 to 18,935 ounces in fiscal 2009. Surface gold production decreased from 22,667 ounces in fiscal 2008 to 15,239 ounces in fiscal 2009 as a result of a 25% decline in throughput from 2,162,000 tonnes to 1,614,000 tonnes and a decline in yield from 0.38g/t to 0.33g/t for the respective fiscal years.
For fiscal 2008, our total attributable gold production from continuing operations decreased by 26,491 ounces, or 8%, to
308,005 ounces from 334,496 ounces produced in fiscal 2007.
1
ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%.
2
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold Emperor to 26 institutional investors drawing a close to our mining investments in Australasia. As a result we report the 2008 and 2007 information relating to
Porgera, Tolukuma, and Vatukoula as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

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
Cash costs
1
and total costs
2
per kilogram
Our operational focus is to increase production, improve productivity and reduce costs. For fiscal 2009, cash costs from our continuing operations increased to R219,024 per kilogram of gold from R156,891 per kilogram of gold in fiscal 2008. Total costs from our continuing operations increased to R237,344 per kilogram of gold from R183,488 per kilogram of gold in fiscal 2008. The increase in cash costs per kilogram of gold produced in fiscal 2009 was due to price increases in key consumables (labor, consumables and electricity) and lower production.
In fiscal 2008, cash costs from our continuing operations increased to R156,891 per kilogram of gold from R126,406 per kilogram of gold in fiscal 2007. Total costs from our continuing operations increased to R183,488 per kilogram of gold from
R146,921 per kilogram of gold in fiscal 2007. The increase in cash costs per kilogram of gold produced in fiscal 2008 was due to price increases in key consumables and lower production.
Reconciliation of cash costs per kilogram, total costs and total costs per kilogram
Cash costs of production include costs for all mining, processing, administration, royalties and production taxes, but exclude depreciation, depletion and amortization, rehabilitation, retrenchment costs, corporate administration costs and exploration costs. Cash costs per kilogram are calculated by dividing operating costs by kilograms of gold produced. Cash costs per kilogram have been calculated on a consistent basis for all periods presented.
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
1
Cash costs per kilogram is a non - IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.: “Operating Results.”
2
Total costs per kilogram is a non - IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.: “Operating Results.”

Cash costs per kilogram, total costs and total costs per kilogram are non - IFRS financial measures that should not be considered by investors in isolation or as alternatives to operating costs, net profit/(loss) attributable to equity owners of the parent, profit/(loss) before tax and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per kilogram, total costs and total costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that cash costs per kilogram, total costs and total costs per kilogram are useful indicators to investors and management of an individual mine's performance and of the performance of our operations as a whole as they provide:
•       an indication of a mine’s profitability and efficiency;
•       the trend in costs;
•       a measure of a mine's margin per kilogram, by comparison of the cash costs per kilogram by mine to the price of gold;
and
•       a benchmark of performance to allow for comparison against other mines and mining companies.
A reconciliation of operating costs to total costs, cash costs per kilogram and total costs per kilogram, for each of the three years in the year ending June 30, 2009, is presented below. In addition, we have also provided below details of the amount of gold produced by each mine for each of those periods.

For the year ended June 30, 2009
(in R'000, except as otherwise noted)
Continuing Operations
Blyvoor    ErgoGold
Crown
ERPM
Ergo Joint
Venture
Other
1
Total South
African
Operations
Other-
Offshore
Operations
1
Total
Continuing
Operations
Operating costs
2
............................................... 842,329 69,365 456,205 303,581 4,057
11,822        1,687,359
-      1,687,359
Plus:
Depreciation.....................................................                           29,273 26,854 35,532 3,187 3,930 441
99,217
-
99,217
Retrenchment costs.......................................... -
-
- 30,681
-
4,241
34,922
-
34,922
Movement in provision for environmental
rehabilitation....................................................                             (426)
- 11,002 (11,023) (2,825) 22,817
19,545
-
19,545
Movement in gold in progress .........................                       9,445 (11,232) (3,658) (1,573) - -
(7,018)
-
(7,018)
Total operating costs........................................
880,621 84,987 499,081 324,853 5,162
39,321      1,834,025
-    1,834,025
Plus:
Impairments .....................................................                                       - - 121,474 53,012 - (99,348)
75,138
-
75,138
Administration expenses and general costs ..... 16,719 1,256 19,980 16,592 1,554 18,662
74,763
8,820
83,583
Finance income................................................ (44,207) (13) (9,029) (32,991)
(3)      (120,752)      (206,995)
1,004
(205,991)
Finance expenses ............................................    12,889 7 7,563 25,350 2,365 (16,749)
31,425
10,318
41,743
Total costs .........................................................
866,022 86,237 639,069 386,816
9,078       (178,866)      1,808,356
20,142     1,828,498
Gold produced (ounces).....................................                     129,473 3,666 80,377 34,174 - -
247,690
-
247,690
Gold produced (kilograms) ................................                        4,027 114 2,500 1,063 - -
7,704
-
7,704
Cash costs per kilogram (R per kilogram) .........
209,170 608,465 182,482 285,589 - -
219,024
-
219,024
Total costs per kilogram (R per kilogram)......... 215,054 756,465 255,628 363,891 - -
234,729
-
237,344
1
Relates to other non-core operating entities within the Group.
2
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
69,077
- 348 506
854
Retrenchment costs.......................................... - - 5,528 5,816
11,344
-
11,344
- - -
-
Movement in provision for environmental
rehabilitation....................................................                                    958
20,334 10,976 (2,097)
30,171
-
30,171
- 3,868 151
4,019
Movement in gold in progress ......................... (14,373) (1,354) 484 -
(15,243)
-
(15,243)
- 9,675 384
10,059
Total operating costs........................................
706,537 401,765 470,512
19,549     1,598,364
-   1,598,364
- 121,272 18,097
139,369
Plus:
Loss on derivative instruments ........................ - - - -
-
-
-
- - 433
433
Impairments .....................................................                                       - - 69,804 (5,889)
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
785,142 429,189 559,582
(2,893)     1,771,021
(13,210)    1,757,811       (201,129)
173,518 290,800
263,189
Gold produced (ounces)..................................... 141,172 87,354 79,479 -
308,005
-
308,005
- 13,427 -
13,427
Gold produced (kilograms) ................................ 4,391 2,717 2,472 -
9,580
-
9,580

417
Cash costs per kilogram (R per kilogram) ......... 158,798 133,322 173,242 -
156,891
-
156,891
- 257,508 -
298,410
Total costs per kilogram (R per kilogram)......... 178,807 157,964 226,369 -
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
50,852
Impairments ..................................................... - 15,588 3,829 (13,529)
5,888
25
5,913
- 807,160 64,968 5
872,133
Administration expenses and general costs ..... 15,747 17,181 17,761 25,519
76,208
33,069
109,277
27,401 9,440 33,750 30,118
100,709
Finance income................................................ (6,069) (1,665) (670) 5,060
(3,344)
(4,564)
(7,908)      (13,380)
6,935 (6,180) (8,590)
(21,215)
Finance expenses ............................................ . 4,830 2,356 9,458 2,825
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

Capital expenditure
During fiscal 2009, total capital expenditure (cash) relating to continuing operations was R345.1 million, compared to
R251.1 million in fiscal 2008, an increase of 37%. Capital expenditure increased, mainly due to R178.4 million spent specifically on the ErgoGold and Ergo Joint Venture projects for installation and development of new infrastructure, R17.2 million for mining properties at ERPM, R39.6 million went towards the completion of reclamation and ancillary equipment for Top Star, tailings deposition site maintenance and installation of reclamation equipment for the recommencement of the 3A17 areas at Crown,
R41.4 million for development of infrastructure at Blyvoor and specifically for the Way Ahead project (WAP project) at a cost of
R10.1 million. For a detailed discussion on capital expenditure see item 4D.: “ Property, Plant and Equipment”
During fiscal 2008, total capital expenditure relating to continuing operations was R251.1 million, compared to
R139.4 million in fiscal 2007, an increase of 80%. Capital expenditure increased, mainly due to R74.8 million spent specifically on the WAP project at Blyvoor, infrastructural improvements of R30.1 million at ERPM, R42.1 million towards the installation of new pipelines, reclamation of the 3L2 Dump, and Top Star at Crown, and installation and development of infrastructure at the Ergo
Joint Venture at a cost of R104.1 million.
Subsequent to June 30, 2009 and up to October 31, 2009 we spent R73.7 million on capital expenditure relating to:
• Blyvoor for opening up and development amounting to R14.0 million;
• Crown for tailings dams amounting to R5.2 million;
• Ergo Joint Venture for rehabilitation work on Brakpan tailings facility amounting to R8.1 million; and
• ErgoGold for reclamation stations amounting to R28.1 million and renewals and other amounting to R18.3 million.
Ore Reserves
As at June 30, 2009, our Ore Reserves from continuing operations were estimated at 5.2 million ounces, as compared to approximately 4.5 million ounces at June 30, 2008, representing a 16% increase. Excluding the effect of depletion, our Ore Reserves increased by 0.9 million ounces, or 20%. At June 30, 2008, our Ore Reserves from continuing operations were estimated at
4.5 million ounces, as compared to approximately 4.7 million ounces at June 30, 2007, representing a 4% decrease. Excluding the effect of depletion, our Ore Reserves increased by 0.1 million ounces, or 2%.
We seek to increase our Ore Reserves through development and to acquire additional new Ore Reserves through acquisitions.
Year ended June 30,
2009                                      2008                                      2007
Ounces
Kilograms
Ounces
Kilograms
Ounces
Kilograms
‘000
‘000
‘000
Continuing operations
Blyvoor .....................................................................
3,519             109,453            3,332           103,650            3,886            120,877
Crown .......................................................................
241                7,496                350             10,883               371              11,561
ERPM .......................................................................
1,460               46,940               767             23,866               482              14,986
Ergo Joint Venture .................................................... - - 61 1,906 - -
Total Ore Reserves from continuing operations ..
5,220              163,889           4,510           140,305            4,739            147,424
Discontinued operations
Porgera Joint Venture ............................................... - - - - - -
Tolukuma.................................................................. - - - -
108                 3,354
Total Ore Reserves from discontinued
operations ................................................................
-
-
-
-
108
3,354
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
• Financial instruments
Management has discussed the development and selection of each of these critical accounting policies with the Board of
Directors and the Audit Committee, both of which have approved and reviewed the disclosure of these policies. Our significant accounting policies relating to our accounting estimates and judgments are described in more detail in note 28 to the consolidated financial statements. Refer to Item 18.: “Financial statements’’. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18.: “Financial statements’’.
Property, plant and equipment
Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Depreciation is calculated on a mine-by-mine basis using the units of production method. Other assets are depreciated using the straight-line method over the expected life of these assets. Under the units of production method, we estimate the depreciation rate based on actual production over total Proven and Probable Ore Reserves of the particular mine, which are calculated using our life of mine business plans and a gold price at the end of each financial year.
This rate is then applied to actual costs capitalized to date to arrive at the depreciation expense for the period. Proven and Probable
Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves. Changes in management’s estimates of the quantities of economically recoverable reserves impact depreciation on a prospective basis. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management’s estimate of the total Proven and
Probable Ore Reserves would impact the depreciation charges recorded in our consolidated financial statements. The prevailing market price of gold at the end of the financial year was R154,437, R208,287 and R236,227 per kilogram for the fiscal years ended June 30, 2007, 2008 and 2009, respectively.
Impairment of property, plant and equipment
The carrying amounts of assets, other than inventories and deferred tax assets are reviewed at each statement of financial position date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term “recoverable minerals” means proved and probable ore reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R154,437, R208,287 and R236,227 per kilogram for the fiscal years ended June 30, 2007, 2008 and 2009, respectively. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets, or the cash-
generating unit. An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss.
The recoverable amount of property, plant and equipment is generally determined utilizing discounted future cash flows. We also consider such factors as our market capitalization, the quality of the individual ore body and country risk in determining the recoverable amount. During fiscal 2009, R72.4 million was recorded as impairment and during fiscal 2008 and 2007, R116.5 million and R872.1, respectively, were recorded as impairment by applying these principles. In fiscal 2009, we calculated the recoverable amount based on updated life-of-mine business plans, a gold price of R270,000 per kilogram in year one escalating at 7.42% per annum, and a discount rate of 12.5%. At a gold price reduced by 10% to R243,000 per kilogram, or an increase in the discount rate of
4 percentage points to 16.5%, no further impairment would have been required. The decrease in discount rate from 20% in fiscal
2008 to 12.5% in fiscal 2009 was as a result of the decrease in debt:equity ratio from 0.73:1 down to 0.66:1 and a decrease in the interest rates down from 15.5% to 11%. The decrease in the escalation rate from 11% in fiscal 2008 to 7.42% in fiscal 2009 was a result of lower inflation rates from 11.6% (CPIX) down to 6.9% (CPI).

Deferred income and mining taxes
Deferred taxation is recognized using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.
The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows. We consider all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors included profitability of the operations and a higher gold price. Where necessary, we apply an uncertainty factor to adjust the amount recognized. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. As at
June 30, 2009 we recognized a deferred tax asset of R165.1 million, (June 30, 2008: R81.6 million, and June 30, 2007: Rnil). The amount recognized at June 30, 2009 is based on a future gold price received of R270,000 per kilogram in year one, escalating at an average of 7.42% per annum. At a 10% lower gold price received of R243,000 per kilogram, the deferred tax asset would be reduced by R140.8 million. ErgoGold is still a new project, with no profit history and still faces some metallurgical challenges which it must overcome to achieve the forecasted recovery grade. Should these challenges not be overcome, the deferred tax asset raised will be impacted in the future.
Reclamation and environmental costs
The provision for environmental rehabilitation (which includes restoration costs) represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognized and included within mining properties.
Provisions for environmental rehabilitation are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the obligation is included in profit or loss. Estimated future costs of environmental rehabilitation are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the relevant asset. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on our environmental management plans in compliance with current technological, environmental and regulatory requirements.
An average discount rate of 8.25%, average inflation rate of 5.7% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (fiscal 2008: average discount rate of 11.0%, average inflation rate of 8.9% and fiscal 2007: average discount rate of 9.1% and inflation rate of 6.4%). During fiscal 2009 we had a net increase in our provision of R1.9 million (during fiscal 2008 we acquired the environmental rehabilitation liability to the amount of R 75.5 million relating to the Ergo Joint Venture and disposed of a liability to the amount of R15.8 million that related to the disposal of Emperor). Charges to profit or loss for the environmental rehabilitation of R19.5 million, R34.2 million and
R20.0 million were raised in fiscal 2009, 2008 and 2007, respectively. Unwinding of the provisions amounting to R9.8 million,
R4.7 million and R3.3 million was recorded in fiscal 2009, 2008 and 2007, respectively.
In South Africa, annual contributions are made to dedicated Rehabilitation Trust Funds, which are to be used to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.
Post-retirement medical benefits
Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. We have an obligation to provide medical benefits to certain of our pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. Actuarial gains and losses are recognized immediately in profit or loss.
Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, income at retirement, retirement age, spouse age gap, continuation at retirement and proportion married at retirement. At June 30, 2009 a provision of R42.5 million (June 30, 2008: R21.5 million, June 30, 2007: R19.0 million) for post-retirement medical benefits has been raised. During fiscal 2009, we expensed R21.0 million (2008: R2.5 million; 2007: R2.2 million) relating to these post-
retirement medical benefits. While we believe that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may have an impact on earnings in the periods where the changes in the assumptions occur.

Financial instruments
Financial instruments recognized on the statement of financial position include investments, derivative financial instruments, trade and other receivables, cash and cash equivalents, long- and short-term interest-bearing borrowings, trade and other payables, and bank overdrafts. Financial instruments are initially recognized at fair value and include any directly attributable transaction costs, except those financial instruments measured at fair value through profit or loss.
If the value of the financial instrument cannot be obtained from an active market, we have established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, refined to reflect the issuer’s specific circumstances.
Operating results
Comparison of financial performance for the fiscal year ended June 30, 2009 with fiscal year ended June 30, 2008
Revenue
The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2009 in comparison to fiscal 2008:
Impact of change in volume
R’000
Total
revenue
2008      Acquisitions
Internal
growth/
(decline)
Impact of
change in
price
Net
change
Total
revenue
2009
Blyvoor .........................................................               848,230
-              (70,316)            240,613       170,297
1,018,517
ErgoGold.......................................................                            -
24,178                           -
- 24,178 24,178
Crown ...........................................................                528,625
-              (42,220)            133,720
91,500 620,125
ERPM ...........................................................                467,057
-            (266,215)              47,066
(219,149) 247,908
Total Operations ........................................
1,843,912                  24,178
(378,751)
421,399
66,826
1,910,738
Revenue for fiscal 2009 increased by R66.8 million, or 3.6%, to R1,910.7 million, primarily due to the higher gold price received. The average gold price received by us increased from R192,472 per kilogram in fiscal 2008 to R248,019 per kilogram in fiscal 2009. The impact of the growth in the gold price was offset by the internal decline at ERPM due to their underground operations ceasing production in October 2008.

Operating costs
The following table illustrates the year-on-year change in operating costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2009 in comparison to fiscal 2008:
Impact of change in volume
R’000
Total
operating
costs
2008     Acquisitions
Internal
growth/
(decline)
Impact
of change
in costs
Net
change
Total
operating
costs
2009
Blyvoor .........................................................                697,281                         -
(57,802) 202,850 145,048 842,329
ErgoGold.......................................................
69,365                            -
- 69,365 69,365
Crown ...........................................................                362,237
-
(28,931)           122,899         93,968         456,205
ERPM ...........................................................                428,255
-              (244,098)           119,424
(124,674)           303,581
Ergo Joint Venture ........................................                            -
4,057 - 4,057 4,057
Other
1
............................................................                 15,242
- -
(3,420)          (3,420)           11,822
Total .............................................................
1,503,015                  69,365              (326,774)
441,753
184,344
1,687,359
The following table lists the major components of operating costs for each of the years set forth below:
Years ended June 30,
Costs
2009
2008
Labor..............................................................................................................................................                                      39%
41%
Contractor services ........................................................................................................................                                      11%
11%
Consumables and other ................................................................................................................                                         37%
35%
Electricity and water......................................................................................................................                                        13%
13%
As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of operating costs. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal
2009 increased by 12% to R1,687.4 million compared to operating costs of R1,503.0 million in fiscal 2008. This increase was primarily attributable to ErgoGold which started its operations during November 2008.
At Blyvoor operating costs increased from R697.3 million in fiscal 2008 to R842.3 million in fiscal 2009, with a decrease in volume from 141,172 ounces to 129,473 ounces produced, due to the loss of seventeen production days underground during the first half of the 2009 fiscal year because of Section 54 closures imposed by the DME’s (now the Department of Mineral
Resources) Safety Inspectorate following three fatalities, and two days of mourning called by the National Union of Mineworkers and in the third quarter of fiscal 2009, six production shifts were lost at No 5 Shaft following a lightning strike at the shaft’s electrical sub-station. Operating costs at ErgoGold were R69.4 million in fiscal 2009, representing operating costs from November
2008. Operating costs at Crown were R456.2 million in fiscal 2009, compared to R362.2 million in fiscal 2008. At ERPM operating costs decreased from R428.3 million in fiscal 2008 to R303.6 million in fiscal 2009, due to the underground operations ceasing production in October 2008. The Ergo Joint Venture is still in a pre-feasibility stage and incurred operating costs of R4.1 million.
Rehabilitation provision and amounts contributed to environmental trust funds
As of June 30, 2009, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
R412.5 million as compared to R381.3 million at June 30, 2008. The increase in fiscal 2009 related to a quantum increase due to vegetation costs and a quantum increase due to the deterioration of the 2L24 / 1L24 – 28 dumps. A movement in the rehabilitation provision of R19.5 million (fiscal 2008: R34.2 million) and an unwinding of the discount of R9.8 million was recorded in fiscal
2009 (fiscal 2008: R4.7 million).
A total of R129.7 million was invested in our various environmental trust funds as at the end of fiscal 2009, as compared to R110.8 million for fiscal 2008. The increase is attributable to investment growth and additional contributions made during the year under review. The shortfall between the trust funds and the estimated provisions is expected to be financed by ongoing financial contributions over the remaining production life of the respective mining operations.
1
Relates to non-operating entities within the Group.

Depreciation
Depreciation charges relating to our continuing operations were R99.2 million for fiscal 2009 compared to R69.1 million for fiscal 2008. The increase is mainly attributable to additional assets acquired and increased capital expenditure at ErgoGold and the Ergo Joint Venture during the year.
Retrenchment costs
Retrenchment costs relating to our continuing operations increased to R34.9 million in fiscal 2009 from R11.3 million for fiscal 2008. In fiscal 2009, these costs related to retrenchments at ERPM at a cost of R30.7 million and retrenchments at our corporate head office, at a cost of R4.2 million. These retrenchments were due to cost reduction initiatives implemented during the year and the closure of ERPM’s underground operations in October 2008.
Impairments
In fiscal 2009, impairments were recorded, relating to the underground mining assets at ERPM amounting to R53.0 million and for Crown R19.4 million because of a restriction of deposition capacity. This compares to impairments in fiscal 2008 relating to the underground mining assets at ERPM amounting to R69.8 million. These impairments were due to the recoverable amount represented by the value in use of these assets being less than their carrying amounts.
Administration expenses and general costs
The administration expenses and general costs relating to our continuing operations increased in fiscal 2009 to
R83.6 million compared to R79.4 million in fiscal 2008, an increase of R4.2 million. The increase was mainly due to our focus on
ErgoGold whose operations commenced in November 2008.
Finance income
Finance income from our continuing operations increased from R92.0 million in fiscal 2008 to R206.0 million in fiscal
2009. The majority of the increase in fiscal 2009 related to interest received on our significant cash and cash equivalents which we carried for a longer period in fiscal 2009 compared to fiscal 2008. In addition, finance income for fiscal 2009 included a R62.0 million net gain on the preference shares carried at amortized cost due to an increase in the repayment period and R53.0 million negative goodwill on the acquisition of the remaining 50% interest in ErgoGold.
Finance expenses
Finance expenses from our continuing operations decreased from R108.1 million in fiscal 2008 to R41.7 million in fiscal
2009. A net loss on the re-measurement of financial liabilities carried at amortized cost of R83.7 million in fiscal 2008 was the main reason for the decrease from fiscal 2008 to fiscal 2009.
Income tax
The net tax benefit relating to our continuing operations of R28.4 million for fiscal 2009 comprises a current taxation charge of R46.2 million and a deferred tax benefit of R74.6 million. This compares to a net tax benefit relating to our continuing operations of R68.3 million for fiscal 2008 comprising a current taxation charge of R13.3 million and a deferred tax benefit of
R81.6 million. The increase in the deferred tax benefit was as a result of the recognition of estimated tax losses at our operations and other temporary differences which were not recognized previously. On the statement of financial position this deferred tax asset raised was offset by a deferred tax liability raised on the acquisition of ErgoGold amounting to R185.7 million.

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

The following table lists the major components of operating costs for each of the years set forth below:
Years ended June 30,
Costs
2008
2007
Labor..............................................................................................................................................                                     41% 39%
Contractor services ........................................................................................................................                                     11% 18%
Consumables and other ................................................................................................................                                        35% 29%
Electricity and water......................................................................................................................                                      13% 14%
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
R3.3 million).
A total of R110.8 million was invested in our various environmental trust funds as at the end of fiscal 2008, as compared to R75.8 million for fiscal 2007. The increase is attributable to investment growth and additional contributions made during the year under review. The shortfall between the trust funds and the estimated provisions is expected to be financed by ongoing financial contributions over the remaining production life of the respective mining operations.
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
Impairments
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
Finance expenses
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
The sale of our 78.72% interest in Emperor was concluded on October 22, 2007 for a total consideration of R355.8 million (A$56.0 million). We recognized a profit on disposal of R103.4 million .
On March 30, 2008 we disposed of our 50.25% shareholding in NetGold and in exchange for our shareholding in
NetGold obtained a 12.3% stake in GoldMoney. A profit of R13.4 million was recognized on this disposal.
5B. LIQUIDITY AND CAPITAL RESOURCES
Operating activities
Net cash of R208.2 million was generated by operating activities for fiscal 2009 as compared to net cash generated by operating activities of R182.6 million for fiscal 2008 and R2.3 million for fiscal 2007. During fiscal 2009, the net working capital movement represented an inflow of cash of R44.1 million, compared to an inflow of R19.0 million in fiscal 2008 and an inflow of
R99.2 million in fiscal 2007. Cash generated from operating activities improved significantly as a result of the disposal of Emperor along with our loss- making foreign operations.
Investing activities
Net cash utilized by investing activities amounted to R593.4 million in fiscal 2009 compared to R1,531.0 million generated in fiscal 2008 and R316.3 million utilized in fiscal 2007.
In fiscal 2009, cash utilized by investing activities mainly consisted of R345.1 million additions to property, plant and equipment, and R277.8 million for the acquisition of the remaining 50% of ErgoGold. Cash generated from investing activities in fiscal 2008, mainly consisted of a cash inflow on disposal of Porgera, net of cash disposed, of R1,936.7 million, cash outflow on disposal of Netgold and Emperor, net of cash disposed, of R121.7 million along with capital expenditure of R286.7 million
(including discontinued operations) and contributions to environmental trust funds of R26.5 million. Cash utilized in investing activities during fiscal 2007, included capital expenditure of R313.0 million (including discontinued operations).
Total capital expenditure for fiscal 2009 was R345.1 million. Capital expenditure was predominantly on Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant continuing capital projects for fiscal 2009 included:
•      Development of infrastructure at Blyvoor at a cost of R41.4 million and specifically for the WAP project at a cost of R10.1 million (refer Item 4B ‘Business Overview’);
•     Tailings deposition site maintenance, 3A17 dump reclamation and Top Star at Crown at a cost of R39.6 million;
•     Mining properties development at ERPM at a cost of R17.2 million;
•     Installation and development of infrastructure at ErgoGold and the Ergo Joint Venture at a cost of R178.4 million.

Total capital expenditure for fiscal 2008 was R286.7 million (including discontinued operations). Capital expenditure was predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant continuing capital projects for fiscal 2008 included:
•      Ore Reserve development specifically for the WAP project at Blyvoor at a cost of R74.8 million;
•      Installation of new pipelines, 3L2 dump reclamation and Top Star at Crown at a cost of R42.1 million;
•      Ore Reserve development and improvement of infrastructure at ERPM at a cost of R30.1 million;
•      Installation and development of infrastructure at the Ergo Joint Venture at a cost of R104.1 million.
Total capital expenditure for fiscal 2007 was R313.0 million (including discontinued operations). Capital expenditure was predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant continuing capital projects for fiscal 2007 included:
•      Ore Reserve development, pipeline and PLC (Programmable logic controller) upgrades, new mobile cooling units and the
WAP project at Blyvoor at a cost of R68.5 million;
•      Installation of new pipelines, 3L2 Dump reclamation and new buttresses at Crown at a cost of R30.0 million;
•      Ore Reserve development and improvement of infrastructure at ERPM at a cost of R40.6 million;
•      Upgrading of Philip Shaft infrastructure and Ore Reserve development at Vatukoula at a cost of R66.4 million; and
•     Contributions to the West Wall refurbishment at Porgera of R27.4 million
We anticipate decreasing our capital expenditure in fiscal 2010 by about 30% from our capital expenditure for fiscal
2009 on continuing operations. We expect to incur R240.6 million of capital expenditure on mining equipment and development, upgrading existing underground operations and upgrading current metallurgical plants as follows:
•      Blyvoor – R116.5 million;
•      Crown – R36.3 million;
•      ERPM – R14.7 million;
•      ErgoGold – R44.6 million;
•      Ergo Joint Venture – R28.5 million.
Financing activities
Net cash outflow from financing activities was R85.8 million in fiscal 2009 compared to R840.0 million in fiscal 2008. In fiscal 2007 the net cash outflow from financing activities was R98.7 million.
During fiscal 2009, we issued 1,429,715 shares to the share option scheme for a consideration of R6.7 million, a dividend of
R37.7 million was paid and we there was a repayment of borrowings amounting to R54.4 million.
Net cash outflow from financing activities was R840.0 million in fiscal 2008 compared to R98.7 million in fiscal 2007.
During fiscal 2008, we issued 6,229,607 shares for proceeds of R30.3 million. Of these shares, we issued 5,800,000 shares to Investec raising R28.0 million in settlement of financing facilities and a portion of the Convertible Loan Notes and 429,607 shares to the share option scheme for a consideration of R2.3 million. We also repaid borrowings of R819.9 million and made a capital distribution of R74.1 million to the non-controlling interest in Emperor during fiscal 2008.
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
Effective July 31, 2007 and March 1, 2008, Ergo Mining (Pty) Limited (or the Ergo Joint Venture) entered into two separate loan facilities, amounting to R85.3 million, with AngloGold Ashanti Limited for the purchase of the remaining movable and immovable assets of Ergo. The facilities are repayable in equal monthly installments over 23 and 19 months, respectively. The loans bear interest at the prime lending rate, which was 11.0% at June 30, 2009 (June 30, 2008 of 15.5%). The loan is secured over the assets that were purchased from AngloGold Ashanti Limited.
On January 1, 2009, we entered into a facility of R250.0 million with Investec Bank Limited. The facility bears interest at the three-month Johannesburg Inter-bank Acceptance Rate, or JIBAR, plus 300 basis points. During fiscal 2009, we had not drawn down against this facility As at October 31, 2009 we had drawn down R50 million against this facility.

Anticipated funding requirements and sources
At June 30, 2009, we had cash and cash equivalents of R352.7 million, and positive working capital (defined as current assets less current liabilities) of R224.5 million, compared to cash and cash equivalents of R845.6 million and positive working capital of R761.8 million at June 30, 2008 and cash and cash equivalents of negative R12.4 million and negative working capital of R179.7 million at June 30, 2007. At October 31, 2009, our cash and cash equivalents were R160.7 million.

Our management believes that existing cash resources, net cash generated from operations and current borrowing facilities will be sufficient to meet our anticipated commitments for fiscal 2010 as described above.
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
5D. TREND INFORMATION
During the first quarter of fiscal 2010, we produced 57,292 ounces at average cash costs of R243,684 per kilogram from our operations. Gold production from our operations for the second quarter of fiscal 2010 is expected to be higher, due to the ramp up in production at ErgoGold and the completion of the strike over wages at Blyvoor. As a result of the higher expected production, cash costs for the second quarter of fiscal 2010 may be lower than that achieved during the first quarter of fiscal 2010.
For the full year fiscal 2010, we are forecasting gold production from our operations of approximately 258,000 ounces at cash costs of approximately R216,952 per kilogram , based on an exchange rate assumption of approximately $1.00/R7.57. Our ability to meet the full year’s production target could be impacted by, amongst other factors, seismicity, power shortages, lower grades, restructuring of Blyvoor and achieving the targets set at ErgoGold. We are also subject to cost pressures due to increases in labor costs; increases in crude oil, steel, electricity and water prices; unforeseen changes in ore grades and recoveries; unexpected changes in the quality or quantity of reserves; unstable or unexpected ground conditions and seismic activity; technical production issues; environmental and industrial accidents; gold theft; environmental factors; and pollution, which could adversely impact the forecasted cash costs for fiscal 2010.
On November 9, 2009, DRDGOLD announced that, in a bid to save its Blyvoor mine from liquidation, it intended applying to the High Court of South Africa for a provisional judicial management order over the operation and was granted by the
High Court on November 10, 2009. DRDGOLD expects that Blyvoor will remain under provisional judicial management until after access to the seismicity-damaged, higher-grade areas at its No 5 Shaft had been regained, which is expected to be by March
2010. See Item 4D.: “Property, Plant and Equipment – Legal Proceedings” and Item 18.: “Financial Statements – Subsequent
Events” for further discussions on this matter.
5E. OFF-BALANCE SHEET ARRANGEMENTS
The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Payments due by period
Total
Less than
1 year
Between
1-3 years
Between
3-5 years
More than
5 years
R’000               R’000             R’000              R’000               R’000
Long-term loans (including interest)........................................... 2,373 2,373 - - -
Purchase obligations – contracted capital expenditure
1
............ 33,063 33,063 - - -
DRDSA Employment share trust (including interest) ................ 197,803 - 12,630 96,385 88,788
Environmental rehabilitation, reclamation and closure costs
2
... 412,454 4,200 82,997 - 325,257
Total contractual cash obligations...........................................
645,693
39,636
95,627
96,385
414,045
5G.  SAFE HARBOR
See “Special Note regarding Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2009, our board consisted of six directors and as of June 30, 2008, seven directors.
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
Executive Directors
Daniel Johannes Pretorius (42) Chief Executive Officer. Mr. D.J. Pretorius was appointed as Chief Executive Officer
Designate on August 21, 2008. On January 1, 2009 he succeeded Mr. John William Cornelius Sayers as Chief Executive Officer. Mr.
Pretorius holds a B Proc, LLB degree and was appointed Group Legal counsel for the Company in February 2003. He has 16 years of experience in the mining industry. He was appointed as Chief Executive Officer of DRDGOLD SA in July 2006 and is also a director of Rand Refinery Limited.
Craig Clinton Barnes (39) Chief Financial Officer. Mr. C.C. Barnes joined the Company in August 2004 as Group Financial
Accountant. A Chartered Accountant, he has a B Com degree from the University of the Witwatersrand, or Wits University, and a B
Com Honors degree from the University of South Africa, or Unisa. Prior to joining the Company, he was head of financial reporting for Liberty Group Limited and he has over fifteen years financial experience. He was appointed as Chief Financial Officer of
DRDGOLD SA in July 2006 and as Chief Financial Officer of DRDGOLD in May 2008.

1
Represents planned capital expenditure for which contractual obligations exist.
2
Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The gross estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D.: “Property, Plant and Equipment” and Note 19 “Provision for environmental rehabilitation, reclamation and closure costs” under Item 18.: “Financial Statements”.

Geoffrey Charles Campbell (48). Mr. G.C. Campbell was appointed as Non-Executive Director in 2002, as a Senior
Independent Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on a gold mine in Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the Merrill Lynch Investment Manager’s Gold and General Fund, one of the largest gold mining investment funds.
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
Robert Peter Hume (69). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. He has forty one years experience in the auditing field which included eighteen years as a partner in the East London (South Africa) office of KPMG. Since retirement in 1999, he has spent nine years as an Investment Manager at Nvest Securities (Pty) Limited (formerly Sasfin Frankel
Pollak) in East London. Mr. R.P. Hume is also a director of King Consolidated Holdings Limited.
James
Turk
(62). Mr. J. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of
GoldMoney, formerly G.M. Network Limited (also known as GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George Washington University with a BA degree in International Economics in 1969, he has specialized in international banking, finance and investments. After starting his career with Chase Manhattan Bank (now J.P. Morgan
Chase) he joined RTB, Inc., the private investment and trading company of a prominent precious metals trader in 1980. He moved to the United Arab Emirates in 1983 as Manager of the Commodity Department of the Abu Dhabi Investment Authority. Since
resigning from this position in 1987, he has written extensively on money and banking.
Edmund Jeneker (47). Mr. E.A. Jeneker was appointed a Non-Executive Director on November 1, 2007. He is a trained accountant and over the past 11 years specialized in business strategy and general management. He currently holds the position
Regional Executive: Retail Bank at ABSA Bank Limited. Prior to joining ABSA Bank he was the Western Cape Regional Manager at Deloitte and Touche Chartered Accountants, where he was responsible for International trade and Investments in the Tax Division.
He also headed up the World Bank Competitiveness Fund in the Western and Eastern Cape and was Financial Controller: Corporate
Finance at Mercantile and General.
Senior Management
Non-Executive Directors
David Johannes Botes (52) Group Risk Manager. Mr.D.J. Botes (Dip Comm, HDip Tax) joined DRDGOLD on September
7, 1988 as Group Financial Manager. He was appointed Group Risk Manager on February 1, 2003. He has 26 years of financial management experience.
Jacob Hendrik Dissel (51) Group Financial Manager. Mr. J.H. Dissel (B Comm Hons) joined DRDGOLD as Group
Financial Manager in October 1999. He has 26 years experience in the mining industry
Themba John Gwebu (45) Executive Officer: Compliance. Mr. T.J. Gwebu (B Iuris, LLB, LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He was appointed to the position of
Company Secretary in April 2005 and Executive Officer: Compliance on January 1, 2007.
Amanda Roxanne Hoosen (31) Manager Internal Audit and Compliance. Ms. A.R. Hoosen joined the Company in her current position in October 2004. She is a graduate in accounting and international business from Drexel University in the United
States, and a Certified Public Accountant. She was previously employed in the United States by Cox Enterprises Incorporated and
Ernst and Young, LLP.
Andrew Norman Weir (45) Executive Officer: Human Resources. Mr. A.N. Weir holds a B Soc Sci degree and a diploma in advanced labor law, and he has also completed a Management Development Program, or MDP. He was appointed Group Strategic
Manager Human Resources on April 1, 2006 and Executive Officer: Human Resources on April 1, 2008. Mr. A.N. Weir has 21 years experience in the mining industry.
Henry Gouws (40) General Manager: Crown. Mr. H. Gouws graduated from Technicon Witwatersrand and obtained a
National Higher Diploma in Extraction Metallurgy in 1991. He completed a MDP in 2003 through Unisa School of Business
Leadership. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He has 22 years experience in the mining industry.
Kevin Peter Kruger (41) Regional Engineering Manager. Mr. K.P. Kruger holds a BSc degree in mechanical engineering from Wits University and joined the Company in 1994. Previously the Engineering Manager at the Company’s North West
Operations, he was appointed to his current position in April 2005.
Louis Charles Lamsley (61) Head of Properties Division and General Manager ERPM. Mr. L.C. Lamsley who has a
National Diploma in Metalliferous Mining and a Mine Manager’s Certificate of Competency, was appointed to his current position in
January 2008. He has 36 years experience in the gold mining industry, 28 years of which have been spent in management.

Cornelius Russouw (51) Executive Officer: Underground Operations. Mr. C. Russouw became General Manager at Blyvoor in September 2006. He was previously Mine Manager at Harmony Gold Mining Company Limited’s Virginia Operations and has
held various mining-related positions within Harmony and GenGold/Gold Fields, during a career spanning 29 years. He has a B Tech degree in mining engineering, a national diploma in Metalliferous Mining and a National higher diploma in Metalliferous Mining. He was appointed Executive Officer: Underground Operations on January 1, 2008.
Charles Methley Symons (55) Executive Officer: Surface Operations. Mr. C.M. Symons was appointed General Manager
Crown in 1995 and was appointed to his current position in January 2006. He holds a Masters degree in Business Leadership and a B
Comm degree from Unisa, and he also has a National Diploma in Extractive Metallurgy. He was appointed Executive Officer:
Surface Operations on January 1, 2008.
Phillip Watters (53) General Manager Projects. Mr. P. Watters joined the Company in 2002 and took up his current position on August 1, 2005. He was previously General Manager ERPM. Mr. P. Watters, who obtained a Mine Manager’s certificate of
Competency in May 1993, has a total of 34 years experience in mining, 23 years of which were spent with Gold Fields and four with
Anglo American. His career includes both production and project management experience.
William Stanly Owen O’Brien (45) General Manager: Blyvoor. Mr. W.S.O. O’Brien was appointed General Manager:
Blyvoor on September 25, 2008. He was previously employed by Harmony Gold where he held various management positions. He has 25 years of experience in the mining industry and holds a Mine Manager’s Certificate of Competency.
Martin Bruce Ebell (51) Manager Metallurgical Technical Services. Mr. M.B. Ebell joined the Company in 2008 as
Manager Metallurgical Technical Services. He was previously employed by Bateman Minerals and Metals, Alex Steward Assayers,
Dowding Reynard and Associates, Millsell/Henry Gould and Rand Mines, and has 29 years of experience in the field of extractive metallurgy in various managerial, consulting and project engineering positions. He is registered professional engineer and a member of SAIMM and MMMA and holds a MEng (MEM) USA, BSc (Eng) Minerals Processing, B Comm degrees and a MDP certificate.
Ryno Botha (37) Mineral Resource Manager: Mr. R. Botha joined the Company on December 6, 2004 and was promoted to his current position as Mineral Resource Manager on November 1, 2008. He was previously employed by JCI, Amplats, Anglo
Platinum and has 17 years of mining experience. He holds a M(Eng) in Mineral Resource Management, Graduate Diploma in
Engineering (MRM), National Higher Diploma in Mineral Resource Management, National Diploma in Mine Surveying and a Mine
Surveyor’s Certificate of Competency.
Changes in our Board of Directors and Executive Officers
The following changes occurred in our board of directors and executive officers from July 1, 2008 to October 31, 2009.
Resignations                         Title
Date
D.J.M Blackmur Non-Executive Director November 28, 2008
J.W.C Sayers Chief Executive Officer December 31, 2008
Directors' Terms of Service
The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2009:
Director                                 Title
Year first
appointed
Term of
current
office
Unexpired
term of
current office
C.C. Barnes Chief Financial Officer 2008 3 years 22 months
G.C. Campbell Non-Executive Director 2002 2 years 4 months
R.P. Hume Non-Executive Director 2001 2 years 15 months
E.A. Jeneker Non-Executive Director 2007 2 years 4 months
D.J. Pretorius Chief Executive Officer 2008 3 years 30 months
J. Turk Non-Executive Director 2004 2 years 16 months
There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.

6B. COMPENSATION
Our Articles of Association provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid for the year ended June 30, 2009 was
R16.4 million. Non-Executive Directors receive the following fees:
•       Base fee as Non-Executive Chairman of R981,000 per annum;
•       Base fee as Senior Independent Non-Executive of R490,500 per annum;
•       Base fee as Non-Executive Directors of R436,000 per annum;
•       Annual fee for Audit Committee Chairman of R43,600;
•       Annual fee for Audit Committee member of R21,800;
•       Annual fee for Nominations Committee Chairman of R16,350;
•       Annual fee for Nominations Committee member of R8,175;
•       Annual fee for the Chairman of Remco, Risco and Transco of R32,700 each;
•       Annual fee for members of Remco, Risco and Transco of R16,350 each;
•       Half-day fee for participating by telephone in special board meetings;
•       Daily fee of R16,350 and hourly rate of R2,180; and
•       The Chairman of the board to receive committee fees.
•       Non-executive directors’ fees to be adjusted annually on the basis of the consumer price index.
The following table sets forth the compensation for our directors for the year ended June 30, 2009:
Directors
Basic
salary/fees
(R'000)
Retirement
fund
contributions/
bonus/restraint
of
trade/expenses
(R'000)
Total
(R'000)
Share
option
scheme
gains
(R'000)
Executive
D.J. Pretorius (1) .............................................. 3,291 2,147 5,438 -
J.W.C. Sayers (2) ............................................. 1,795 2,202 3,997 -
C.C. Barnes ...................................................... 2,472 705 3,177 -
Subtotal ...........................................................
7,558
5,054
12,612
-
Non-Executive
G.C. Campbell.................................................. 1,154 1,154 -
R. Hume ........................................................... 590 590 -
D.J.M. Blackmur (3) ........................................ 314 653 967 -
J. Turk............................................................... 531 531 -
E.A. Jeneker 545 545 -
Subtotal ...........................................................
3,134
653
3,787
-
Total.................................................................                  10,692
5,707
16,399
-
(1) Appointed as CEO Designate on August 21, 2008 and CEO on January 1, 2009.
(2) Retired as CEO with effect from December 31, 2008.
(3) Term of directorship ended on November 28, 2008.
See also Item 6E.: “Share Ownership” for details of share options held by directors.

Compensation of senior management
Our senior management comprises its executive directors and executive officers. Under the JSE Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than Executive and Non-
Executive Directors. However, the aggregate compensation paid to senior management, excluding compensation paid to
Executive Directors, in fiscal 2009 was R22.2 million (fiscal 2008: R35.0 million), representing 14 executive officers in fiscal
2009 and 21 executive officers in fiscal 2008.
Bonuses or incentives are paid based upon performance against predetermined key performance indicators. Should an
Executive Director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a bonus of up to 50% or 100% of his remuneration package, depending on his particular agreement. Should an Executive Director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined by the
Remuneration and Nominations Committee.
Service Agreements
Service contracts negotiated with each executive and Non-Executive Director incorporate their terms and conditions of employment and are approved by our Remuneration and Nominations Committee.
The Company’s executive directors, Mr. D.J. Pretorius and Mr. C.C. Barnes, entered into agreements of employment with us, on January 1, 2009 and May 5, 2008 respectively. These agreements regulate the employment relationship with Messrs.
D.J. Pretorius and C.C. Barnes.
Mr. D.J. Pretorius receives from us a remuneration package of R3.6 million per annum. Mr. D.J. Pretorius is eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that he achieves certain key performance indicators.
DRDGOLD shall issue Mr. D.J. Pretorius with 100,000 ordinary DRDGOLD shares or alternatively shall pay Mr. D.J. Pretorius the cash value of 100,000 ordinary DRDGOLD shares reckoned at market value on the date that the conversion of mining rights of DRDGOLD’s South African operations is completed.
Mr. C.C. Barnes receives from us a remuneration package of R2.5 million per annum. Mr. C.C. Barnes is eligible under his employment agreement, for an incentive bonus of up to 50% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that he achieves certain key performance indicators. As a further consideration for agreeing to remain in the employment of the company as set out in the agreement, the company will issue
Mr. C.C. Barnes with, up to 50% of his annual package, share options in DRDGOLD Limited on an annual basis and on the third anniversary of this agreement a bonus payment equal to 30% of his annual package.
Each service agreement with our directors provides for the provision of benefits to the director where the agreement is terminated by us in the case of our executive officers, except where terminated as a result of certain action on the part of the director, or upon the director reaching a certain age, or by the director upon the occurrence of a change of control of us. A termination of a director's employment upon the occurrence of a change of control of us is referred to as an “eligible termination.” Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary or fees, but not more than three years salary for Executive Directors or two years fees for Non-Executive Directors, depending on the period of time that the director has been employed.
Messrs. R.P. Hume, J. Turk and E.A. Jeneker each have service agreements which run for fixed periods until
September 30, 2010, October 31, 2010, and November 30, 2009 respectively. After their two year period, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice. Mr. G.C. Campbell has a service agreement which continues indefinitely until terminated by either party on not less than three months prior written notice.
6C. BOARD PRACTICES
Board of Directors
As at October 31, 2009, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and Mr. C.C.
Barnes), and four Non-Executive Directors (Messrs. G.C. Campbell, R.P. Hume, J. Turk and E.A. Jeneker). The Non-Executive
Directors are independent under the Nasdaq requirements and the South African King II Report, with the exception of Mr. J. Turk, by virtue of his directorship of G.M. Network Limited (GoldMoney.com) in which we had a 12.3% interest which was disposed of on September 17, 2008 and, pursuant to Nasdaq rules, his relationship with a family member who served as an executive officer of one of our subsidiaries.

In accordance with the King II Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr. G.C. Campbell is the Non-Executive Chairman, Mr. D.J. Pretorius is the Chief Executive Officer and Mr. C.C.
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
Two of the Non-Executive Directors (Messrs. G.C. Campbell and R.P. Hume) have share options under the Company’s share option scheme, but we do not believe that this interferes with their independence. No new share options were issued to Non-
Executive Directors since December 2004. See Item 6A.: “Directors and Senior Management” and Item 6E.: “Share ownership”.
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
Executive Committee
As at October 31, 2009, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. C.C. Barnes, Mr. C.
Russouw, Mr. C.M. Symons, Mr. A.N. Weir and Mr. T.J. Gwebu.

The Executive Committee meet on a weekly basis to review current operations, develop strategy and policy proposals for consideration by the board of directors. Members of the Executive Committees, who are unable to attend the meetings in person, are able to participate via teleconference facilities, to allow participation in the discussion and conclusions reached.
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
Committees of the Board of Directors
Remuneration Committee
As at October 31, 2009, the Remuneration Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. G.C. Campbell, Mr.
R.P. Hume and Mr. J. Turk.
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
•      Short-term rewards for exceptional performance; and
•      Long-term retention of key employees based on scarcity of skill and strategic value, using share options granted under the DRDGOLD (1996) Share Option Scheme.
A copy of the policy is available by application to the Company Secretary at the Company’s registered office.

Nominations Committee
The board resolved to separate the Nominations Committee from the Remunerations Committee. The Nominations
Committee is chaired by the Chairman of the board, Mr. G.C. Campbell. The terms of reference were approved in August 2008.
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
•      identifying and nominating candidates for the approval of the board to fill board vacancies as and when they arise as well as putting in place plans for succession, in particular for the Chairman and Chief Executive Officer; and
•      making recommendations on directors who are retiring by rotation to be put forward for re-election.
As at October 31, 2009, the members of the Nomination Committee consisted of Mr. G.C. Campbell (Chairman) and Mr. R.P.
Hume.
Audit and Risk Committees
On February 11, 2005, the Audit and Risk Committees started conducting joint meetings in respect of the quarterly meetings. The members meet and the business of each committee is handled in joint deliberations taking place on the issues raised. The Audit Committee is chaired by Mr. R.P. Hume and the Risk Committee by Mr. D.J. Pretorius. The reason for the joint sittings is that there is a great deal of overlap between the financial risks discussed at Audit Committee level and at Risk
Committee level. The joint sittings of the Committees bring about better disclosure and ensure that the Company conforms more closely to the process prescribed by the US Sarbanes-Oxley Act of 2002.
Audit Committee
As at June 30, 2009, the Audit Committee consisted of Mr. R.P. Hume (Chairman), Mr. G.C. Campbell and Mr. E.A.
Jeneker.
The Audit Committee is comprised solely of Non-Executive Directors, all of whom are independent. See Item 16G.:
“Corporate Governance”. The primary responsibilities of the Audit Committee, as set out in the Audit Committee charter, is to assist the board in carrying out its duties relating to accounting policies, internal financial control, financial reporting practices and the preparation of accurate financial reporting and financial statements in compliance with all applicable legal requirements and accounting standards. A copy of the charter is available by application to the Company Secretary at the Company’s registered office.
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
Risk Committee
As at June 30, 2009, the Risk Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. J. Turk, Mr. G.C. Campbell, Mr.
E.A. Jeneker, Mr. R.P. Hume and Mr. C.C. Barnes.

The Risk Committee was established in January 2004 and currently comprises four Non-Executive Directors and two
Executive Directors. Its overall objective is to assist the board in its duties relating to risk management and control responsibilities, assurance issues, health, safety and environmental compliance, and the monitoring and reporting of all these matters. The Risk Committee facilitates communication between the board, the Audit Committee, internal auditors and other parties engaged in risk management activities. The terms of reference of the Risk Committee can be obtained by application to the
Company Secretary at the Company’s registered office.
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
The Risk Committee meets quarterly and reports to the board. Additional ad hoc meetings may be arranged as and when required. Certain members of executive management are occasionally invited to attend Risk Committee meetings, such as the
Internal Audit and Compliance Manager, the Group Risk Manager, the Group Financial Manager, the Operational Managers and
the Group Legal Counsel.
The system to manage risk involves all significant business and operational risks which could undermine the achievement of business objectives and undermine the preservation of shareholder value. The significant risks facing the Group including those at operations have been identified and have been included in Item 3D.: “Risk factors.” Individuals have been appointed to address each risk and the results thereof are reviewed by senior management through regular risk meetings. The aim of the internal control systems is for management to provide reasonable assurance that the objectives will be met. In addition to the above initiatives the Group also employs third party consultants to benchmark our operations against other mining operations throughout South Africa and worldwide.
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
Transformation and Sustainable Development Committee
The board, taking into account that all the group’s operations are now based in South Africa and in order to achieve the triple bottom line espoused in the King II Report and in order to reach the empowerment goal to which it is committed, establishing a committee, the focus of which will be transformation and sustainable development. The terms of reference were approved by the board at the August 2008 meeting. The objectives of this committee are:
•      promoting transformation within the company and the economic empowerment of previously disadvantaged communities, particularly within areas where the company conducts business;
•      striving towards achieving the goal of equality as the South African constitution and other legislation require within the context of the demographics of the country at all levels of the company and its subsidiaries; and
•      conducting business in a manner which is conducive to internationally acceptable environmental and sustainability standards.
As at October 31, 2009, the Transformation and Sustainable Development Committee consisted of Mr. E.A. Jeneker
(Chairman). Mr. D.J. Pretorius and Mr. C.C. Barnes.

6D. EMPLOYEES
Employees
The geographic breakdown of our employees (including contractors who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:
Year ended June 30
2009
2008
2007
South Africa.......................................................................................................................................... 6,715 7,627 7,971
Australasia ............................................................................................................................................ - - 769
Total...................................................................................................................................................... 6,715 7,627 8,740
The total number of employees at June 30, 2009, of 6,715 comprises 1,846 contractors and 4,869 employees who are directly employed by us and our subsidiary companies. As of October 31, 2009, we had 6,456 employees. The decrease in the number of employees in fiscal 2009 is mainly due to the retrenchment of employees at ERPM.
As of June 30, 2009, the breakdown of our employees by main categories of activity for the periods below was as follows:
Year ended June 30,
Category of Activity
2009
2008
2007
Mining - Our Employees......................................................................................................................... 2,832 3,431 3,953
Mining – Contractors .............................................................................................................................. 1,846 1,371 1,541
Engineering.............................................................................................................................................. 839 1,604 1,841
Metallurgy ............................................................................................................................................... 699 637 697
Mineral Resources................................................................................................................................... 97 134 269
Administration......................................................................................................................................... 161 180 236
Environmental ......................................................................................................................................... 48 55 54
Human Resources.................................................................................................................................... 135 159 87
Medical .................................................................................................................................................... 23 14 13
Safety ....................................................................................................................................................... 35 42 49
Total......................................................................................................................................................... 6,715 7,627 8,740
Labor Relations
As at June 30, 2009, we employed and contracted 6,715 people in South Africa. Approximately 78% of South African employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the
South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD/NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a
DRDGOLD SA level, while operations level forums continue to deal with local matters.
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
On November 19, 2008 the company advised unions of its intention to place on care and maintenance the underground operations of the ERPM mine, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine's 1 700 employees. Underground mining at the ERPM mine was halted on October 31, 2008 when pumping infrastructure could no longer cope with rising underground water levels. On January 20, 2009, the process was concluded and 1,335 employees were retrenched.
On August 26, 2009 the Company advised unions of its intention to right-size the Blyvoor operations and that Blyvoor would proceed with a 60-day facilitated consultation process in terms of Section 189A of the Labour Relations Act to determine the future of affected employees. A combined management/unions task team has been appointed to investigate possible cost-
reduction measures at the mine.
The Company has signed a two-year wage settlement with the United Association of South Africa (UASA). In terms of the settlement, employees in the UASA recognition unit at Blyvoor will receive a 6.5% increase, at Crown a 6% increase and at
ERPM a 4% increase. In addition, employees in the UASA recognition unit are eligible for a gold price/profit linked incentive scheme, in terms of which their overall increases can rise to a total of 15%. The NUM rejected the company’s offer of a 7%
increase for lowest-category employees at Blyvoor and 6.5% for the balance, a 6.0% across-the-board increase at Crown and a 4%
across-the-board increase at ERPM. The NUM also rejected the gold price/profit linked incentive scheme. The NUM was granted strike certificates in respect of the three operations and strike action started with the night shift on Tuesday, September 15, 2009.
On October 7, 2009, the Company and NUM reached agreement on a wage settlement at Crown. The agreement was implemented for a twenty-one month period, with effect from October 1, 2009. In terms of the settlement, employees of all unions and associations received an 8% increase for year one and will receive a minimum of 8% in year two. The strike by the NUM was called off and employees returned to work on October 8, 2009. On October 9, 2009, the Company and NUM reached agreement on a wage settlement at Blyvoor. The agreement was implemented for a period of two years, with effect from July 1, 2009. In terms of the settlement, employees of all unions and associations received an 8% increase for year one and will receive a minimum of 8% in year two. The strike by the NUM was called off and employees returned to work on October 11, 2009.
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

Safety statistics
Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our 2009 overall safety statistics for our managed mines:
(Per million man hours)
Year ended June 30,
2009
2008
Lost time injury frequency rate (LTIFR)
1
............................................................................................. 7.60                        8.42
Reportable incidence
1
........................................................................................................................... 2.62                        3.77
Fatalities
1
............................................................................................................................................... 0.18                        0.13
Number of fatalities (average per month)  ............................................................................................. 0.41                        0.33
6E. SHARE OWNERSHIP
As of October 31, 2009, options to purchase ordinary shares held by directors were as follows:
Directors
Options at
June 30,
2008
Options
granted
during the
period
Average
Exercise
price (R)
Options
exercised
during the
year
Average
Exercise
Price (R)
Options
lapsed
during the
year
Options at
October 31,
2009
Expiration
Dates
2
Non-Executive
G.C. Campbell..............
57,994 - - - - - 57,994    3/20/2012-
6/17/2015
R.P. Hume .................... 77,907 - - - - - 77,907     10/1/2011-
6/17/2015
C.C. Barnes 362,381 438,845 - - - - 801,226     11/1/2014-
10/20/2018
D.J. Pretorius ................ 992,434 291,052 - - - - 1,283,486     4/22/2013-
10/20/2018
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
DRDGOLD (1996) Share Option Scheme, or the Scheme
We operate a securities option plan as an incentive tool for our Executive Directors and senior employees whose skills and experience are recognized as being essential to the Company’s performance. In terms of the Scheme rules, a maximum of 15% of the issued ordinary shares is reserved for issuance thereunder and no participant may hold options at any time, which if exercised in full, would exceed 4% of our issued share capital at that time. As at October 31, 2009, the number of issued and exercisable share options was approximately 5% of the issued ordinary share capital, which is within the National Association of Pension Funds
(United Kingdom) international accepted guideline of 3 to 5% for such schemes. In addition, the participants in the Scheme are fully taxed at their maximum marginal tax rate on any gains realized on the exercise of their options.
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
Options to purchase a total of 17,304,929 ordinary shares were outstanding on June 30, 2009, of which options to purchase
11,611,308 ordinary shares were currently exercisable. In fiscal 2009, a total of 84 employees participated in the Scheme including
Executive Directors and other senior employees. The outstanding options are exercisable at purchase prices that range from R3.50 to
R29.10 per share and expire ten years from the date of issue to the participants.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS
As of October 31, 2009, our issued capital consisted of:
•      380,985,641 ordinary shares of no par value; and
•      5,000,000 cumulative preference shares.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.
Based on information available to us, as of October 31, 2009:
•      there were 6,536 record holders of our ordinary shares in South Africa, who held approximately 72,498,961 or approximately 19.0% of our ordinary shares;
•      there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
•      there were no US record holders of our ordinary shares, excluding those shares which are held as part of our ADR program;
and
•      there were 523 record holders of our ADRs in the United States, who held approximately 218,070,190 (21,807,019 ADRs)
or approximately 57.2% of our ordinary shares.
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of October 31, 2009 by:
•      each of our directors; and
•      any person whom the directors are aware of as at October 31, 2009 who is interested directly or indirectly in 5% or more of our ordinary shares.

Shares Beneficially Owned
Holder
Number
Percent
D.J. Pretorius ..................................................................................................................................................
*
*
C.C. Barnes.....................................................................................................................................................
*
*
J. Turk.............................................................................................................................................................
*
*
G.C. Campbell................................................................................................................................................
*
*
R.P. Hume ......................................................................................................................................................
*
*
E.A. Jeneker
*
*
Soges Fiducem SA (Brussels) ....................................................................................................................... 27,734,794 7.3%
Bank of New York ADRs ..............................................................................................................................
101 Barclay Street
New York, NY 10011
218,064,188 57.2%
* Indicates share ownership of less than 1% of our outstanding ordinary shares.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of October 31, 2009, are treated as outstanding for computing the percentage of any other person. As of
October 31, 2009, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 57.2% of our issued ordinary shares through our ADR program and Soges Fiducem SA which holds 7.3%. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited,
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa.
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
7B. RELATED PARTY TRANSACTIONS
Rand Refinery Limited (RRL) agreement
On October 12, 2001, we entered into an agreement with RRL for the refining and sale of all of our gold produced in South
Africa. Under the agreement, RRL performs the final refining of our gold and casts it into troy ounce bars. RRL then usually sells the gold on the same day as delivery, for the London afternoon close price on the day the gold is sold. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. This amounted to R3.5 million, R2.3 million and
R2.9 million for fiscal 2009, 2008 and 2007, respectively. Mr. D.J. Pretorius, CEO of DRDGOLD Limited, is also a director of RRL and is a member of their audit committee. The group currently owns 4.0% of RRL (which is currently owned by South African gold mining companies).
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

The management services at Blyvoor, Crown and ERPM are provided by DRDGOLD SA. DRDGOLD SA’s management fee for services performed at Blyvoor was R15.0 million (2008: R14.3 million), Crown R15.0 million (2008: R14.3 million) and
ERPM R15.0 million (2008: R14.3 million). Management fees recovered from DRDGOLD SA were R15.6 million (2008:
R17.5million) and DRD (Offshore) were nil (2008: R5.9 million).
Consultancy agreement
On June 23, 2008, DRDGOLD SA approved a consultancy agreement with Khumo Gold SPV (Pty) Limited, orKhumo
Gold, which owns 20% of DRDGOLD SA. The agreement provides for a monthly retainer of R200,000
.
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
5.    Not applicable.
6.    Not applicable.
7.    See under Item 4D.: "Property, plant and equipment—Legal Proceedings."
8.    Please see Item 10B.: "Memorandum and Articles of Association."
8B.    SIGNIFICANT CHANGES
For a discussion of significant changes that have occurred since June 30, 2009, the date of the last audited financial statements included in this Annual report, please see Note 36 “Subsequent Events” under Item 18.: "Financial Statements," which describes post balance sheet (statement of financial position) events.

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
0.54
829,879
3,088,840
June 30, 2008.........................................................................................
10.25
3.50
13.52
4.73
1,200,052
260,761
June 30, 2009.........................................................................................
9.55
2.86
10.59
2.85
932,905
186,575
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
6.10
1,178,992
194,839
Q1 July – September 2008 ....................................................................
6.40
3.37
8.03
3.96
956,300
178,692
Q2 October – December 2008...............................................................
6.00
2.86
5.95
2.85
1,184,976
169,979
Q3 January – March 2009 .....................................................................
9.55
5.16
9.83
4.90
953,946
207,353
Q4 April – June 2009.............................................................................
8.45
5.91
10.59
6.80
647,197
191,322
Q1 July – September 2009 ....................................................................
6.98
5.24
9.00
6.54
481,605
160,990
Price
Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading Volume
Month Ended
High
Low
High
Low
Ordinary
Share
ADSs
May 31, 2009 .........................................................................................
8.45
6.65
10.59
7.65
446,137
158,294
June 30, 2009 .........................................................................................
8.29
6.02
10.30
7.50
530,139
211,483
July 31, 2009..........................................................................................
6.98
5.59
8.53
6.91
366,036
189,277
August 31, 2009.....................................................................................
6.59
5.48
8.25
6.98
371,437
83,243
September 30, 2009 ...............................................................................
6.72
5.24
9.00
6.54
707,588
209,102
October 31, 2009 ...................................................................................
5.96
4.40
8.05
5.75
1,124,772
227,486
The cumulative preference shares are not traded on any exchange.
There have been no significant trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2009, nor have there been any significant trading suspensions with respect to our ADRs on the Nasdaq Capital Market since our listing on that market.
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
Nasdaq Exemption
Exemption from the shareholder approval requirements
Between August and December 2003, the Company entered into a series of discounted issuances with several different investors resulting in the issuance of ordinary shares, and securities convertible into ordinary shares, totaling 46,843,902, or
25.43% of the total shares outstanding on a pre-issuance basis. Included within those issuances, on December 12, 2003, the
Company entered into an agreement granting Investec the option to acquire 10.2 million ordinary shares. The Company requested an exemption from Nasdaq Marketplace Rule 5635(a)(1)(B) in reliance upon Nasdaq Marketplace Rule 5615(a)(3). Rule
5635(a)(1)(B) provides that shareholder approval is required upon issuing 20% or more of the common stock outstanding before the issuance. Nasdaq granted this exemption on the basis that the shareholder approval requirements of Rule 4350(i)(1)(D) are contrary to generally accepted business practices of companies located in South Africa.
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
Exemption from the quorum requirements
Nasdaq’s Marketplace Rules, which apply to all companies listed on the Nasdaq Stock Market and Nasdaq Capital Market, state in Rule 5620(c) that the minimum quorum for any meeting of holders of the company’s common stock must be no less than 33
1/3 % of the issuer’s outstanding shares. Consistent with the practice of companies incorporated in South Africa, our articles of association only require a quorum of three members. As a result, and in connection with the listing of our ADSs on the Nasdaq
National Market in July 1996, we requested, and Nasdaq granted us in October 1996, an exemption from compliance with the Rule
5620(c) quorum requirement.
9D. SELLING SHAREHOLDERS
Not applicable.
9E. DILUTION
Not applicable.
9F. EXPENSES OF THE ISSUE
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
10A. SHARE CAPITAL
Not applicable.
10B. MEMORANDUM AND ARTICLES OF ASSOCIATION
Description of Our Memorandum and Articles of Association and Ordinary Shares
As of June 30, 2009, we had authorized for issuance 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value. On that date, we had issued 378,001,303 ordinary shares and 5,000,000 cumulative preference shares.
As of October 31, 2009, we had authorized for issuance 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value. On that date, we had issued 380,985,641 ordinary shares and 5,000,000 cumulative preference shares.
Set out below are brief summaries of certain provisions of our Articles of Association, or our Articles, the South African
Companies Act, 1973 (as amended), or the Companies Act, and the requirements of the JSE, all as in effect on October 31, 2009. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Articles, the
Companies Act, and the requirements of the JSE.
We are registered under the Companies Act of South Africa under registration number 1895/000926/06. As set forth in our
Memorandum of Association, our purpose is to explore and exploit mineral rights and establish and own mining enterprises.
Borrowing Powers
Our directors may, at their discretion, raise or borrow or secure the payment of any sum or sums of money for our use as they see fit. For so long as we are a listed company, the directors shall so restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary companies so that the aggregate principal amount outstanding in respect of us and any of our subsidiary companies, as the case may be, exclusive of inter-company borrowings, shall not, except with the consent of our shareholders at a general meeting, exceed R30.0 million or the aggregate from time to time of our issued and paid up capital, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, any of our share premium accounts and our subsidiaries' share premium accounts certified by our auditors and which form part of our and our subsidiaries' financial statements, whichever is higher, refer to note 22 of our financial statements documented in
Item 18.
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
Winding-up
If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of October 31, 2009, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.
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
Distributions
Under an amendment to the Articles on October 21, 2002, we are authorized to make payments in cash or in specie to our shareholders in accordance with the provisions of the Companies Act of South Africa and other consents required by law from time to time. We may, for example, in a general meeting, upon recommendation of our directors, resolve that any surplus funds representing capital profits arising from the sale of any capital assets and not required for the payment of any fixed preferential dividend, be distributed among our ordinary shareholders. However, no such profit shall be distributed unless we have sufficient other assets to satisfy our liabilities and to cover our paid up share capital.
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
Management (Proprietary) Limited, Minerals and Mining Reclamation Services (Proprietary) Limited, Mintails SA (Proprietary)
Limited (“Mintails SA”), West Witwatersrand Gold Mines Limited, West Witwatersrand Holdings Limited, West Wits Mining
Limited (“LISTCO”), West Wits Mining SA (Proprietary) Limited (“NEWCO 1”), dated November 9, 2007.
Under this Term Sheet DRDGOLD, GEOTORM, LISTCO and Mintails SA have agreed, through their respective subsidiaries, to consolidate their gold and uranium assets and projects in the West Rand under a joint venture company called
NEWCO 1. At the initial phase of the joint venture DRDGOLD, GEOTORM and Mintails SA will hold 45%, 10% and 45%
respectively of the total issued share capital of NEWCO 1. The next phase of the consolidation will include further restructuring which will result in DRDGOLD and new investors lending A$450,000 and A$550,000, respectively, to NEWCO 1 with the right to convert such loan into equity in NEWCO 1 thus diluting the holding of DRDGOLD, GEOTORM and Mintails SA. In the event of the conversion taking place, DRDGOLD, LISTCO, GEOTORM and Mintails SA will hold 45%, 3.44%, 9.37% and 42.19%
respectively of the total issued share capital of NEWCO 1. Ultimately the shareholders in NEWCO 1 intend to cause LISTCO to be listed on the Australian and Johannesburg stock exchanges and on the basis that they will exchange their shareholding in
NEWCO 1 for shares in the listed entity, LISTCO.
Third Addendum to Memorandum of Agreement between AngloGold Ashanti Limited (“AGA”), Ergo Mining (Pty) Limited
(formerly called Friedshelf 849 (Pty) Limited) (“Ergo Joint Venture”), DRDGOLD South African Operations (Pty) Limited
(“DRDGOLD SA”), Mintails South Africa (Pty) Limited dated November 14, 2007.
Under this agreement AGA sells in addition to the assets already sold, certain freehold stands situated on Withok 131 IR
Estates and all infrastructure situated therein. The parties agreed to amend the purchase consideration set out in the Memorandum of Agreement signed on August 6, 2007 from R42.8 million to R87.8 million.
Fifth Addendum to Memorandum of Agreement between AngloGold Ashanti Limited (“AGA”), Ergo Mining (Pty) Limited
(formerly called Friedshelf 849 (Pty) Limited (“Ergo Joint Venture”), DRDGOLD South African Operations (Pty) (“DRDGOLD
SA”), Mintails South Africa (Pty) Limited dated May 22, 2008.
Under this agreement the Memorandum of Agreement dated August 6, 2006 is amended by increasing the financial institution guarantee to be provided by the Ergo Joint Venture from R23.0 million to R63.0 million in terms whereof AGA is indemnified in respect of rehabilitation obligations associated with the East Daggafontein Tailings Storage facility.

Mining User Contract between Crown Gold Recoveries (Pty) Limited (“Crown”), East Rand Proprietary Mines Limited
(“ERPM”), Elsburg Gold Mining Joint Venture (“ErgoGold”), Ergo Mining (Pty) Limited (“Ergo Joint Venture”), Ergo
Uranium (Pty) Limited (“Ergo Uranium”) and Mogale Gold (Pty) Limited (“Mogale Gold”) dated August 15, 2008.
Under this agreement ERPM and the Ergo Joint Venture have agreed that ErgoGold shall use the Brakpan gold circuit plant (contributed by the Ergo Joint Venture) and the Elsburg dumps, mining rights and other related rights (contributed by
ERPM) to mine, recover, treat and process the Elsburg dumps.
Crown will contribute certain resources (e.g. slimes or sand) in the event of the Ergo Joint Venture advising Crown and
Ergo Uranium that it has decided to pursue the consolidation of certain assets. In return Crown will receive 50% of the issued share capital in the Ergo Joint Venture. For its conclusion of this contract the Ergo Joint Venture will receive the benefits to be derived from the mining of certain assets upon the consolidation thereof. Ergo Uranium will receive 50% of equity in the Ergo
Joint Venture as a quid pro quo for the conclusion of this contract. ERPM and Mogale shall each receive 50% interest in the
ErgoGold for their contributions.
Ergo Uranium Sale Agreement of Brakpan Plants to Ergo Mining between Ergo Uranium (Pty) Limited (“Ergo Uranium”) and
Ergo Mining (Pty) Limited (“Ergo Joint Venture”) dated August 15, 2008.
Under this agreement Ergo Uranium sold and the Ergo Joint Venture purchased the Brakplan gold circuit plants. The purchase consideration payable by the Ergo Joint Venture to Ergo Uranium for these plants shall be R40 million. The purchase consideration shall be discharged by the allocation, issue and delivery by the Ergo Joint Venture to Ergo Uranium of 150 new
ordinary par value shares of R1.00 which shall be subscribed for by Ergo Uranium at par plus a premium collectively equal to R40 million.
Ergo Mining Shareholders’ Agreement between Crown Gold Recoveries (Pty) Limited (“Crown”) and Ergo Uranium (Pty)
Limited (“Ergo Uranium”) dated August 15, 2008.
This agreement governs the relationship between Crown and Ergo Uranium as shareholders of Ergo Mining (Pty)
Limited, or the Ergo Joint Venture. It addresses matters such as financial year end, appointment of directors, meetings of the
Board, executive committee and loan accounts.
Elsburg Gold Mining Joint Venture (“ErgoGold”) Agreement between East Rand Proprietary Mines Limited (“ERPM”) and
Mogale Gold (Pty) Limited (“Mogale Gold”) dated August 15, 2008.
Under this agreement each party holds 50% in the unincorporated joint venture established to conduct gold resources mining business. ErgoGold shall use the assets contributed by ERPM and Ergo Mining (Pty) Limited to conduct the business.
Mogale Sale of Part Venture Interest in the Elsburg Gold Mining Joint Venture (“ErgoGold”) between East Rand Proprietary
Mines Limited (“ERPM”) and Mogale Gold (Pty) Limited (“Mogale Gold”) dated September 29, 2008.
Under this agreement ERPM agreed to acquire a further 15% interest in ErgoGold resulting in ERPM holding a 65%
interest in ErgoGold and Mogale Gold a 35% interest in ErgoGold. In addition Mogale Gold has granted ERPM a conditional option to acquire a further 11.4% interest in ErgoGold for R75.0 million. The purchase consideration in respect of the acquisition of the 15% additional interest in ErgoGold is R100.0 million which is to be re-invested by Mogale Gold towards its outstanding capital requirements in ErgoGold.
Heads of Agreement entered into by Mintails Limited, Mogale Gold (Pty) Limited (“Mogale Gold”), Ergo Mining (Pty) Limited
(“Ergo Joint Venture”), DRDGOLD Limited (“DRDGOLD”) and East Rand Proprietary Mines Limited (“ERPM”), dated
December 8, 2008.
Under this Heads of Agreement Mogale Gold agreed to sell to DRDGOLD, and DRDGOLD agreed to purchase the 35%
interest (“the interest”) held by Mogale Gold in ErgoGold (formerly the Elsburg Gold Mining Joint Venture) together with all rights that attach to the interest. The purchase price for the interest was R177 million.

Loan Facility entered into by Mintails South Africa (Pty) Limited (“Borrower”), DRDGOLD Limited (“Lender”), Mintails
Limited (“Borrower’s Guarantor”), Mogale Gold (Pty) Limited (Mogale Gold”) Ergo Uranium (Pty) Limited (“Ergo Uranium”)
dated December 8, 2008.
Under this loan facility the Lender agreed to provide the Borrower with an interest bearing loan facility for the purpose of providing the Borrower with short term funding. The funds were to be used for the Borrower’s ordinary course of business expenditure and the Lender’s costs associated with the preparation of this facility and associated securities. The amount of the facility was up to R65 million. Interest would accrue and be paid or capitalized monthly on the outstanding principal from the date of the relevant advance(s) until the date of repayment at the prime rate published by the Standard Bank of South Africa at the start of the relevant monthly interest period plus 200 basis points. The Borrower’s Guarantor unconditionally and irrevocably guaranteed to the Lender the due and punctual performance by the Borrower of its obligations in terms of the loan facility. The
Borrower, Mogale Gold and Ergo Uranium consented granting security in favour of the Lender over the 35% interest held be the
Borrower or any member of the Borrower’s group in ErgoGold (formerly Elsburg Gold Mining Joint Venture) and the interest held in Ergo Joint Venture.
Subscription and shareholders’ Agreement entered into by Mintails SA (Proprietary) Limited (“Mintails SA”), Witfontein Mining
(Proprietary) Limited (“Witfontein”) and Argonaut Financial Services (Proprietary) Limited (“Argonaut”) dated December 9,
2008.
Under this agreement Argonaut subscribed for 50% of the total share capital of Witfontein (the other 50% is held by
Mintails SA) for a subscription price of R20 000 000 which would be exclusively utilized by Witfontein to discharge its obligations under a sale agreement entered into with Maria Hendrina Beyers in terms of which Witfontein purchased the
Remaining Extent of Portion 2 of the farm Witfontein 262, Registration Division IQ, Gauteng Province, in extent 862,3008 hectares.
Witfontein shall, unless determined to the contrary at a general meeting, carry on the business of a property owner and developer, or any other business or activity permitted by its memorandum of association, to be amended from time to time if need
be.
Facility Agreement between Investec Bank limited (“the Lender”) and DRDGOLD Limited (“the Borrower”) dated March 31,
2009.
Under this agreement the Lender agreed to make available to the Borrower the total facility amount of R250 million up to
December 31, 2009, unless terminated by agreement between the parties and the parties may extend the agreement. The Borrower may discharge its obligations to pay the Lender either in cash or by allotting issuing and delivering shares to the Lender. The interest rate payable on overdue amounts shall be the rate per annum as determined by the Lender to be the aggregate of the rate for deposits in South African rand for a period of 90 days, which appears on the Reuters Screen SAFETY page under the caption
“YIELD” at 11:00 am on the relevant Quotation Date plus 2%. The Borrower shall also pay for necessary costs and a drawdown fee of 4% of the advanced amount.
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
The present exchange control system in South Africa is used principally to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval and, without the approval of SARB, are generally not permitted to export capital from South Africa or hold foreign currency. In addition, South African companies are required to obtain the approval of SARB prior to raising foreign funding on the strength of their South African statements of financial position, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a corporation is designated an “affected person” by SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an “affected person” by SARB.
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
Any cash dividends paid by us are paid in rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement entered on August 12,
1996, and as amended and restated, between the Company and The Bank of New York, as the depository. Subject to exceptions provided in the deposit agreement, cash dividends paid in rand will be converted by the depositary to dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses.
Voting rights
There are no limitations imposed by South African law or by our Articles on the right of non-South African shareholders to hold or vote our ordinary shares.
10E. TAXATION
Material South African Income Tax Consequences
The following is a summary of material income tax considerations under South African income tax law. No representation with respect to the consequences to any particular purchaser of our securities is made hereby. Prospective purchasers are urged to consult their tax advisers with respect to their particular circumstances and the effect of South African or other tax laws to which they may be subject.
South Africa imposes tax on worldwide income of South African residents. Generally, South African non-residents do not pay tax in South Africa except in the following circumstances:
Income Tax
Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of Section 10(1)(i) of the South
African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption applies to so much of any interest and dividends (which are not otherwise exempt) received from a South African source not exceeding (a) R27,500 if the taxpayer is 65 years of age or older or (b) R19,000 if the taxpayer is younger than 65 years of age at the end of the relevant tax year.

No withholding tax is deductible in respect of interest payments made to non-resident investors.
No income tax is payable on dividends paid to residents or non-residents, in terms of Section 10(1)(k) of the Income Tax
Act except in respect of foreign dividends received by or accrued to residents of South Africa. Accordingly, there is no withholding tax on dividends received by or accrued to non-resident shareholders of companies listed in South Africa and non-residents will receive the same dividend as South African resident shareholders. Prior to payment of the dividend, the Company pays Secondary
Tax on Companies (STC) at a rate of 10% (before October 1, 2007 12.5%) of the excess of dividends declared over dividends received in a dividend cycle but the full amount of the dividend declared is paid to shareholders.
However, in accordance with new amendments to the Income Tax Act, which is yet to come into operation, which will supersede Section 10(1)(k), withholding tax of 10% will be deductable from dividends declared after the effective date (which is yet to be published) as opposed to the relevant company having to pay STC over-and-above the dividend declared. These amendments are set out in Part VIII in Chapter II of the Income Tax Act. Section 64F of the amendments will set out beneficial owners who are exempt from the withholding tax, which includes resident companies receiving a dividend after the effective date (which is yet to be announced). Should these amendments come into operation, the Convention between the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and
Capital Gains, or the Tax Treaty, would limit the rate of this tax with respect to dividends paid on ordinary shares or ADSs to a US resident (within the meaning of the Tax Treaty) to 5 percent of the gross amount of the dividends if such US resident is a company which holds directly at least 10 percent of our voting stock and 15 percent of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.
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
In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2009, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 43% (2008: 43% and 2007: 45%) and 35% (2008: 35%
and 2007: 37%), respectively. During those same years the tax rates for companies that did not elect the STC exemption were
34% (2008: 34% and 2007: 35%) and 28% (2008: 28% and 2007: 29%), respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of
43% for mining income and 35% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 34% tax on mining income and 28% for non-mining income. With the exception of Crown, all of the South African subsidiaries elected not to be exempt from STC.

Currently, South Africa does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares. However, in accordance with new amendments to the Income Tax, which is yet to come into operation superseding
Section 10(1)(k), withholding tax of 10% will be deductable from dividends declared after the effective date (which is yet to be published) as opposed to the relevant company having to pay STC over-and-above the dividend declared. These amendments are set out in Part VIII in Chapter II of the Income Tax Act. Section 64F of the amendments will set out beneficial owners who are exempt from the withholding tax, which includes resident companies receiving a dividend after the effective date. Should these amendments come into operation, the Convention between the United States of America and the Republic of South Africa for the Avoidance of
Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the Tax Treaty, would limit the rate of this tax with respect to dividends paid on ordinary shares or ADSs to a US resident (within the meaning of the Tax
Treaty) to 5 percent of the gross amount of the dividends if such US resident is a company which holds directly at least 10 percent of our voting stock and 15 percent of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is a resident in the US, carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.
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
This discussion does not address all aspects of US federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of US holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, financial institutions, life insurance companies, banks, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a “hedge,” “conversion transaction,” “synthetic security,” “straddle,” “constructive sale” or other integrated investment, persons whose functional currency is not the US dollar, or persons that actually or constructively own ten percent or more of our voting stock). This discussion addresses only US federal income tax consequences and does not address the effect of any state, local, or foreign tax laws that may apply, the alternative minimum tax or the application of the federal estate or gift tax.
A “US holder” is a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes:
•      a citizen or resident of the US;
•      a corporation or other entity subject to tax as a corporation that is created or organized under the laws of the US or any political subdivision thereof;
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

For US federal income tax purposes, distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For US federal income tax purposes, the amount of any distribution received by a US holder will equal the dollar value of the sum of the South African rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the “spot rate” on the date the dividend distribution is includable in such US holder's income, regardless of whether the payment is in fact converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date such holder converts the payment into dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-
taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADSs. To the extent that these distributions exceed the US holder's tax basis in the ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading “Passive Foreign Investment Company”. We do not intend to calculate our earnings or profits for US federal income tax purposes.
“Qualified dividend income” received by individual US holders (as well as certain trusts and estates) for taxable years beginning on or before December 31, 2010 generally will be taxed at a maximum US federal income tax rate of 15% provided certain conditions are met, including a minimum holding period. This reduced rate generally would apply to dividends paid by us if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the US or (ii) our ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the US. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading “Passive Foreign Investment Company”. US holders are urged to consult their tax advisors regarding the US federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADSs.
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
In the case of a cash basis US holder who receives rands in connection with the taxable disposition of ordinary shares or
ADSs, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A US holder who receives payment in rand and converts rand into US dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.
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
A US holder who beneficially owns stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign
Investment Company or Qualified Electing Fund) with the Internal Revenue Service for each tax year such holder holds stock in a
PFIC and (i) recognizes gain on a direct or indirect disposition of such stock, (ii) receives certain direct or indirect distributions from such PFIC, or (iii) is making certain elections (including a mark-to-market election and an election to be treated as a “qualified electing fund,” as described below) with respect to such PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock. Under proposed legislation, shareholders of a PFIC will be required to file an annual report with the Internal Revenue Service containing such information as the US Secretary of Treasure may require.
Although the information required to be reported to the Internal Revenue Service pursuant to the proposed legislation remains unknown, if it is enacted into law it could enhance the reporting requirements applicable to US holders of our ordinary shares or
ADSs.
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

We believe that we were not a PFIC for our 2009 fiscal year ended June 30, 2009. However, under the PFIC rules income and assets are require to be measured and classified in accordance with US federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from US federal income tax principles.
Therefore, no assurance can be given that we were not a PFIC for our 2009 fiscal year ended June 30, 2009. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.
The rules relating to PFICs are very complex. US holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investments in our ordinary shares or ADSs.
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
10F. DIVIDENDS AND PAYING AGENTS
On August, 20, 2009, we declared a dividend which, in total, amounts to R18.9 million (5 cents per ordinary share).
Secondary tax on companies of R1.8 million is payable on the dividend. There are no dividend restrictions.
Date of entitlement: October 9, 2009
Payment date:
October 12, 2009
Paying agents: Link Market Services (US and SA)
St James’s Corporate Services Limited (UK)
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
Refer to Item 18. ‘‘Financial Statements - Note 24 - Financial instruments’’ of the consolidated financial statements for a qualitative and quantitative discussion of our exposure to these market risks.
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
Concentration of credit risk
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
In addition, our South African operations deliver their gold to Rand Refinery Limited (Rand Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is sold by Rand Refinery usually on the same day as it is delivered and settlement is made within two days.
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
Long-term debt
Set out below is an analysis of our debt as at June 30, 2009, analyzed between fixed and variable interest rates. All of our long-term debt is denominated in South African rand.
Total
R'000
Interest rate
Variable rate........................................................................................................ 2,101
Weighted average interest rate......................................................................... 11%
Fixed rate............................................................................................................. 65,146
Weighted average interest rate......................................................................... 13%
Total .................................................................................................................... 67,247
Repayment period
2010..................................................................................................................... 2,101
2011..................................................................................................................... 12,591
2012 onwards ...................................................................................................... 52,555
Total .................................................................................................................... 67,247
Based on our fiscal 2009 financial results, a hypothetical 10% (increase)/decrease in interest rate activity would
(increase)/decrease our interest expense by R0.02 million.

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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
15A. Disclosure Controls and Procedures
As of June 30, 2009, our management, with the participation of our Chief Executive Officer and Chief Financial Officer
have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2009.
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that such information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.
There are inherent limitations in the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, any such system can only provide reasonable assurance of achieving the desired control objectives.
15B. Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting.
Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and
effected by our board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under Section 404 of the
Sarbanes Oxley Act of 2002, management is required to assess our internal controls surrounding the financial reporting process as at the end of each fiscal year. Based on that assessment, management is to determine whether or not our internal controls over financial reporting are effective.
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

ErgoGold (formerly Elsburg Gold Mining Joint Venture) as an operation was not functioning until November 1, 2008 and became a subsidiary on March 31, 2009. As a current year acquisition, we are entitled to make use of a 12 month grace period to comply with section 404 of the Sarbanes Oxley Act with respect to this subsidiary. Therefore, we have not included ErgoGold in our assessment of our internal controls over financial reporting. ErgoGold was however included in the year-end and financial consolidation controls of the group. ErgoGold as of June 30, 2009 has for consolidation purposes a loss before taxation amounting to R47.2 million, total assets amounting to R1,071.1 million and total liabilities amounting to R248.2 million
(excluding inter-company loans amounting to R414.7 million).
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
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, our management concluded that as of June 30, 2009 our internal control over financial reporting was effective.
15C. Independent Auditor’s Attestation Report
The effectiveness of internal control over financial reporting as of June 30, 2009 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.
15D. Changes in Internal Control Over Financial Reporting
Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, needs to be identified and reported as required by paragraph (d) of Rule
13a-15.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis.
We have previously disclosed in our Form 20-F for the year ended June 30, 2008, material weaknesses in our internal control over financial reporting related to the accounting for certain complex and non-routine transactions in accordance with
IFRS and our review process of the year-end financial reporting process.
To address these material weaknesses, our management implemented a number of measures to remediate the weakness in accounting for certain complex and non-routine transactions in accordance with IFRS, including improving the process to assess the accounting implications of complex and non-routine transactions and adequately documenting these implications for review by management and the Audit Committee. Management also improved our process of internal control over financial reporting specifically as it relates to our review process of the annual financial statements by implementing detailed policies and procedures that provide for the review of our financial statements to identify errors at a level of precision that would prevent or detect a material misstatement.
As of June 30, 2009, our management determined that the remediation measures undertaken to improve our internal control over financial reporting have enabled it to conclude that the material weaknesses identified in the financial year ended
June 30, 2008 has been remediated. Other than remediation of the prior year material weakness described above, there have been no other changes in our internal control over financial reporting during the financial year ended June 30, 2009 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. Furthermore, we are still in the process of implementing the controls surrounding the financial reporting process at ErgoGold.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Mr. R.P. Hume, Chairman of the Audit Committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the Nasdaq Capital Market and rules promulgated by the SEC. The board is satisfied that the skills, experience and attributes of the members of the audit committee are sufficient to enable those members to discharge the responsibilities of the audit committee.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG Inc. has served as our independent public accountant for the fiscal years ending June 30, 2009, 2008 and 2007, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2009 and 2008:
Auditors' remuneration
Year ended June 30,
2009             2008
R’000            R’000
Audit fees.........................................................................................................................................................
10,362           10,002
Audit-related fees............................................................................................................................................. - -
Tax fees .......................................................................................................................................................... - 451
All other fees ..................................................................................................................................................
158                    -
10,520           10,453
Audit Fees
Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
Audit-Related Fees
For fiscal 2009 and fiscal 2008, no audit-related fees were incurred.
Tax Fees
Fees for tax services in fiscal 2008 include, fees billed for tax compliance, tax advice and tax planning services.
All Other Fees
All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees. In fiscal
2009, these amounts related to fees billed for reviews of shareholders’ circulars issued.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.

ITEM 16G. CORPORATE GOVERNANCE
As a foreign private issuer with shares listed on the Nasdaq Capital Market, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. The following paragraphs summarize the significant differences between our corporate governance practices and those followed by U.S. companies listed on the Nasdaq Capital market:
Independence of audit committee members.
Nasdaq Stock Market Rule 5605(c)(2) requires a Nasdaq listed company to have an audit committee composed of at least three independent members. A foreign private issuer may be exempted from the requirement that all members of the audit committee qualify as independent under Nasdaq Stock Market Rules provided, among other requirements, that the members of the audit committee are independent under Exchange Act Rule 10A-3. As at October 31, 2009 all of our audit committee members are independent both under the Nasdaq Stock Market Rules and the South African Johannesburg Stock Exchange Rules.
Exemption from the shareholder approval requirements.
Between August and December 2003, the Company entered into a series of discounted issuances with several different investors resulting in the issuance of ordinary shares, and securities convertible into ordinary shares, totaling 46,843,902, or 25.43%
of the total shares outstanding on a pre-issuance basis. Included within those issuances, on December 12, 2003, the Company entered into an agreement granting Investec the option to acquire 10.2 million ordinary shares. The Company requested an exemption from
Nasdaq Marketplace Rule 5635(a)(1)(B) in reliance upon Rule 5615(a)(3). Rule 5635(a)(1)(B) provided that shareholder approval is required upon issuing 20% or more of the common stock outstanding before the issuance. Nasdaq granted this exemption on the basis that the shareholder approval requirements of Rule 5635(a)(1)(B) were contrary to generally accepted business practices of companies located in South Africa.
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
Exemption from the quorum requirements.
Nasdaq’s Marketplace Rules 5620 (c) states that the minimum quorum for any meeting of holders of the company’s common stock must be no less than 33 1/3 % of the issuer’s outstanding shares. Consistent with the practice of companies incorporated in South Africa, our articles of association only require a quorum of three members. As a result, and in connection with the listing of our ADSs on the Nasdaq National Market in July 1996, we requested, and Nasdaq granted us in October 1996, an exemption from compliance with the Rule 5620 (c) quorum requirement.