Form 20-F
period 2009-10-29
DRDGOLD LTD
filed 2010-10-29
CIK 1023512

As filed with the Securities and Exchange Commission on October 29, 2010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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
For the fiscal year ended June 30, 2010
Commission file number 0-28800
DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)
REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)
50 CONSTANTIA BOULEVARD, CONSTANTIA KLOOF EXT 28, ROODEPOORT, 1709, SOUTH AFRICA
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
As of June 30, 2010 the Registrant had outstanding 384,884,379 ordinary shares, of no par value.
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
Yes No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232-405 of this chapter)
during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes
No
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
Contact details: Mr. T.J. Gwebu – Executive Officer: Legal, Compliance and Company Secretary
DRDGOLD Limited, Quadrum Office Park, First Floor, Building 1, 50 Constantia Boulevard, Constantia Kloof Ext. 28, Roodepoort,
1709, South Africa; Telephone: +27 11 470 2600

TABLE OF CONTENTS
Page
PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ...........................................................................
4
ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE ........................................................................................................
4
ITEM 3.
KEY INFORMATION.......................................................................................................................................................
4
3A.
Selected Financial Data ...............................................................................................................................................
4
3B.
Capitalization
And Indebtedness.................................................................................................................................
6
3C.
Reasons For The Offer And Use Of Proceeds ............................................................................................................
6
3D.
Risk
Factors .................................................................................................................................................................
6
ITEM 4.
INFORMATION ON THE COMPANY................................................................................................................................
18
4A.
History And Development Of The Company .................................................................................................................
18
4B.
Business Overview ......................................................................................................................................................
22
4C.
Organizational Structure................................................................................................................................................
32
4D.
Property, Plants And Equipment ...................................................................................................................................
32
ITEM 4A.
UNRESOLVED STAFF COMMENTS...............................................................................................................................
53
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS ...........................................................................................
54
5A.
Operating Results ........................................................................................................................................................
55
5B.
Liquidity And Capital Resources ................................................................................................................................
78
5C.
Research
And
Development, Patents And Licenses Etc.............................................................................................
80
5D.
Trend
Information........................................................................................................................................................
80
5E.
Off-Balance Sheet Arrangements................................................................................................................................
81
5F.
Tabular Disclosure Of Contractual Obligations.............................................................................................................
81
5G.
Safe
Harbor ..................................................................................................................................................................
81
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..............................................................................................
82
6A.
Directors And Senior Management.............................................................................................................................
82
6B.
Compensation ..............................................................................................................................................................
84
6C.
Board
Practices ............................................................................................................................................................
85
6D.
Employees....................................................................................................................................................................
89
6E.             Share Ownership..........................................................................................................................................................
91
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ............................................................................
93
7A.
Major
Shareholders......................................................................................................................................................
93
7B.
Related Party Transactions ..........................................................................................................................................
94
7C.
Interests Of Experts And Counsel ...............................................................................................................................
94
ITEM 8.
FINANCIAL INFORMATION ............................................................................................................................................
95
8A.
Consolidated Statements And Other Financial Information...........................................................................................
95
8B.
Significant Changes .....................................................................................................................................................
95
ITEM 9.
THE OFFER AND LISTING ............................................................................................................................................
96
9A.
Offer And Listing Details .............................................................................................................................................
96
9B.
Plan Of Distribution.......................................................................................................................................................
96
9C.
Markets.........................................................................................................................................................................
97
9D.
Selling
Shareholders ....................................................................................................................................................
97
9E.             Dilution .........................................................................................................................................................................
97
9F.
Expenses Of The Issue.................................................................................................................................................
97
ITEM 10.
ADDITIONAL INFORMATION.........................................................................................................................................
98
10A.
Share
Capital................................................................................................................................................................
98
10B.
Memorandum And Articles Of Association ...............................................................................................................
98
10C.
Material Contracts........................................................................................................................................................
100
10D.
Exchange
Controls.......................................................................................................................................................
101
10E.
Taxation .......................................................................................................................................................................
103
10F.
Dividends And Paying Agents ....................................................................................................................................
107
10G.
Statement
By
Experts ..................................................................................................................................................
107
10H.
Documents On Display................................................................................................................................................
107
10I.
Subsidiary
Information ................................................................................................................................................
108
ITEM  11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK................................................................
108
ITEM  12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .............................................................................
109
12A.
Debt Securities.............................................................................................................................................................
109
12B.
Warrants and Rights ....................................................................................................................................................
109
12C.
Other Securities............................................................................................................................................................
109
12D
American Depositary Shares .......................................................................................................................................
109

TABLE OF CONTENTS
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ..................................................................................
116
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS ..........................
116
ITEM 15.
CONTROLS AND PROCEDURES................................................................................................................................
116
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT ...................................................................................................................
117
ITEM 16B.
CODE OF ETHICS ......................................................................................................................................................
117
ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES......................................................................................................
118
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES .............................................................
118
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS........................................
118
ITEM 16F
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT ........................................................................................
118
ITEM 16G.
CORPORATE GOVERNANCE ...................................................................................................................................
119
PART III
ITEM 17.
FINANCIAL STATEMENTS .........................................................................................................................................
120
ITEM 18.
FINANCIAL STATEMENTS .........................................................................................................................................
F-pages
ITEM 19.
EXHIBITS ...................................................................................................................................................................
121

Preparation of Financial Information

We are a South African company and currently all of our operations, as measured in production ounces, are located there.
Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as approved by the
International Accounting Standards Board (IASB) for the financial years ended June 30, 2008, 2009 and 2010. All references to
“dollars” or “$” herein are to United States Dollars, references to “rand” or “R” are to South African Rands and references to “A$”
are to Australian Dollars.

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

We present our financial information in rand, which is our presentation currency. Solely for your convenience, this
Form 20-F contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R6.98 per $1.00, which was the noon buying rate in New York City on
September 30, 2010.

In this Annual Report on Form 20-F, we present the financial items “cash costs per kilogram” and “total costs per kilogram” which have been determined using industry guidelines promulgated by the Gold Institute and are not IFRS financial measures. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, profit/(loss) attributable to equity owners of the parent, profit/(loss) before taxation and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per kilogram, total costs and total costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Terms and Explanations” and Item 5A.: “Operating and
Financial Review and Prospects - Cash costs and total costs per kilogram- Reconciliation of cash costs per kilogram, total costs and total costs per kilogram.”
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
Tonnage/Tonne.................................      Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
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
Tpm...................................................       Tonne per month.
Up-dip mining ..................................        A mining method in which the drilled and blasted ore gravitates into slushers or gullies leaving an open space. This is normally used in narrow stopes.
Waste rock ........................................     Non-auriferous rock.
Yield .................................................      The amount of recovered gold from production generally expressed in ounces or grams per tonne of ore.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL DATA

The following selected consolidated financial data as at June 30, 2010, 2009 and 2008 and for the years ended June 30,
2010, 2009 and 2008 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by
KPMG Inc. as at June 30, 2010, 2009 and 2008 and for the years ended June 30, 2010, 2009 and 2008. Prior to fiscal year ended June
30, 2008, our annual financial statements (translated into dollars) were prepared and filed with the SEC in accordance with U.S.
GAAP. On December 21, 2007, the SEC, adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file with the SEC financial statements in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these new rules, we changed our basis of presentation and have included in this Annual Report our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data as at June 30, 2006 and 2007, for the years ended June 30, 2006 and 2007 are derived from audited consolidated financial statements not appearing in this Annual
Report which have been prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5.: “Operating and Financial Review and Prospects” and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)
Year ended June 30,
2010
1
2010
2009
2008
2
2007
2
2006
2
$’000
R’000
R’000
R’000                 R’000
R’000
Profit or loss Data
Revenue ................................................................
285,175
1,990,522
1,910,738
1,933,147
2,209,705
1,599,994
Results from operating activities .........................
5,084
35,485
(82,008)
(15,175)
(1,173,375)
(105,110)
Results from operating activities from
continuing operations........................................
5,084
35,485
(82,008)
102,194               22,541
7,641
Profit/(loss) for the year attributable to equity
owners of the parent ..........................................
29,773
207,815
129,124
996,041          (924,466)
(110,089)
Profit/(loss) for the year attributable to equity
owners of the parent from continuing
operations ..........................................................
29,773
207,815
129,124
128,558
(2,674)
(71,478)
Per Share Data
Basic earnings/(loss) per share (cents).................
8
55
34
265
(271)
(35)
Basic earnings/(loss) per share - continuing
operations (cents) .............................................
8
55
34
34                      (1)
(23)
Diluted earnings/(loss) per share (cents) .............
8
55
34
265
(271)
(35)
Diluted earnings/(loss) per share - continuing
operations (cents) .............................................
8
55
34
34                      (1)
(23)
Dividends proposed per share (ZAR cents).........
5
5
10
-
-
Dividends proposed per share (USD cents).........
1
1
1
-
-
Average exchange rate (USD1:ZAR)..................
7.6117
9.0484
7.3123
7.2188
6.4284
Number of shares issued as at June 30 ..........          384,884,379
384,884,379
378,001,303
376,571,588
370,341,981
320,035,078
Statement of financial position Data
Total assets ...........................................................
369,669
2,580,292
2,625,772
2,262,495
1,947,163
3,010,074
Equity (Net assets) ...............................................
236,384
1,649,961
1,583,979
1,305,461
143,456
1,015,272
Ordinary share capital ..........................................
592,166
4,133,318
4,104,480
4,098,206
4,069,096
3,761,368

Month
2010
2010
2010
2010                    2010
2010
September
August
July
June                    May
April
Exchange Rate Data
Average (USD1:ZAR) .........................................
7.1685
7.3168
7.5818
7.6682
7.6516
7.3566
High (USD1:ZAR)...............................................
7.4344
7.4223
7.7809
7.8505
8.0821
7.5233
Low (USD1:ZAR)................................................
6.9190
7.1515
7.2601
7.3899
7.2897
7.1731
1
Translations into Dollars in this table are for convenience only and are computed at the noon buying rate in New York City at September 30,
2010 of R6.98 per $1.00. You should not view such translations as a representation that such amounts represent actual Dollar amounts.
2
Comparatives have been restated for the reclassification of the Australasian operations as discontinued operations. The discontinued operations relate to the Porgera Joint Venture (disposed on August 17, 2007), Emperor (disposed on October 22, 2007) and Netgold (disposed on March 13,
2008).

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
As the majority of our production costs are in rands, while gold is generally sold in dollars, our financial condition has been and could be materially harmed in the future by an appreciation in the value of the rand. Due to the marginal nature of our underground mine any sustained decline in the market price of gold, below the cost of production, could result in the closure of our underground mine which would result in significant costs and expenditure, for example, incurring retrenchment costs earlier than expected, that would negatively and adversely affect our business, operating results and financial condition.
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

Exchange rates are influenced by global economic trends which are beyond our control. In fiscal 2010 and fiscal 2009 the rand strengthened against the dollar by 2.9% and 1.0% respectively (based on exchange rates at June 30 of each year). From
December 2001, when it reached R13.44 = $1.00, the rand has appreciated by 43.1% against the dollar to R7.65= $1.00 at June 30,
2010 (based on closing rates). At September 30, 2010 the Rand traded at R6.98 = $1.00, an 8.8% strengthening relative to the Dollar from June 30, 2010.

A decrease in the dollar gold price and a strengthening of the foreign exchange rate of the rand could result in a decrease in our profitability. In fiscal 2010 and 2009 100% of production was from our South African mines providing significant exposure to the strengthening of the rand and a decrease in profitability. As a result of disposing of our Australasian operations during fiscal 2008, we are more exposed to the rand/dollar exchange rate as all our operations are now located in South Africa. If the rand were to continue to appreciate against the dollar, our operations could experience a reduction in cash flow and profitability and this would negatively and adversely affect our business, operating results and financial condition.

Inflation may have a material adverse effect on our results of operations.
South Africa has experienced high rates of inflation in the past. Because we are unable to control the market price at which we sell the gold we produce, it is possible that significantly higher future inflation in South Africa may result in an increase in our future operational costs in rand, without a concurrent devaluation of the operational costs in rand against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon our results of operations and our financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.

We have incurred losses in the past and may incur losses in the future.

We achieved net profits of R203.4 million, R110.7 million and R1.2 billion for fiscal 2010, 2009 and 2008, respectively.
Since fiscal 2007 we have disposed of our loss making Australasian operations and refocused on our profitable South African operations, however, we may incur losses in the future. Our profits and cash flows of our operations are directly exposed to the strength of the Rand and higher input costs as we do not hedge. Our underground mine is also regarded as an older, higher cost and lower grade gold producer. In addition, our ability to identify Ore Reserves that have reasonable prospects for economic extraction while maintaining sufficient controls on production and other costs, will have a material influence on the future viability of our operations.
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
Our Ore Reserves for fiscal 2010 increased by 15% as a result of the higher rand gold price used in the Ore Reserve calculation together with the expected increase in Crown’s deposition capacity as a consequence of the construction of the Crown/Ergo pipeline linking Crown to Ergo’s Brakpan deposition site. Our Ore Reserves for fiscal 2009 increased by 16%, primarily due to the inclusion of the Elsburg tailings owned by ERPM. In fiscal 2008, our Ore Reserves decreased by 7% primarily due to the disposal of our interest in Emperor Mines Limited, or Emperor. Mining higher grade reserves in our underground mine is likely to be more difficult in the future, due to the age of this mine and safety concerns and could result in increased production costs and reduced profitability. We can make no assurances that any new or ongoing exploration programs will result in new mineral producing operations that will sustain or increase our Ore Reserves. A failure to discover or acquire new Ore Reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results of operations and financial condition.
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
•      our inability to make suitable acquisitions at an appropriate price could adversely affect our ongoing business and financial condition, particularly if the rand strengthens against the dollar;
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
We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness because of inherent limitations.
We have evaluated our internal controls over financial reporting for the current fiscal period so that management can attest to the effectiveness of these controls, as required by Section 404 of the United States Sarbanes-Oxley Act of 2002. Management has
determined that these controls are effective for the 2010 and 2009 fiscal years respectively and did not identify any material weaknesses within our internal controls surrounding the financial reporting process. These internal controls over financial reporting may not be sufficient to prevent significant deficiencies or material weaknesses in the future, and we may also identify other conditions that could result in significant deficiencies or material weaknesses. In this event, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls. For a detailed discussion of controls and procedures, see Item 15.: “Controls and Procedures.”
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
•     gold theft;
•     environmental factors; and
•     pollution.
The majority of our production costs consist of labor, steel, electricity, water, fuels, lubricants and other oil and petroleum based products. The production costs incurred at our operations have, and could in the future, increase at rates in excess of our annual expected inflationary increase and result in the restructuring of these operations at substantial cost. The majority of our South African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. In September 2009, at Blyvoor, Crown and ERPM we entered into a two year wage agreement with the United Association of South Africa, or UASA, which took effect from October 1, 2009. Under the agreement, employees at Blyvoor received a 6.5% increase, employees at Crown received a 6% increase and employees at ERPM received a 4.0% increase. In addition, the UASA employees are eligible for a gold price/profit linked incentive scheme. The National Union of Mine Workers, or NUM, however, rejected a similar offer and commenced strike action on September 15, 2009. The NUM strike ended on October 11, 2009 and the following wage agreements were reached: a two year wage agreement at Crown with effect from October 1, 2009 pursuant to which an 8% wage increase was agreed, along with another increase of 8% with effect from July 1, 2010; a one year wage agreement at ERPM with effect from
October 1, 2009 pursuant to which a 4% wage increase was agreed; and a two year wage agreement at Blyvoor with effect from July
1, 2009 pursuant to which an 8% wage increase was agreed for the first year, along with another increase of 8% for the second year.
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

The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2010 as a result of the general increase in the cost of crude oil in global markets. During fiscal 2009, the average brent crude oil price was approximately
$70 per barrel and in fiscal 2010, the average brent crude oil price was approximately $75 per barrel. In the event that crude oil prices increase again, this could have a significant impact on our production costs.

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

We have made, and expect to make in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate Group Rehabilitation, Reclamation and Closure cost provision at R420.6 million included on our statement of financial position as at June 30, 2010. However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.
Seismicity and other natural disasters could impact the going concern of our operations.

We run the inherent risk that seismic activity and/or other natural disasters could cripple our operations and affect their ability to continue production. Seismic activity has had, and may continue to have, a harmful effect on our business, operating results and financial condition. For example, on May 29, 2009, the Blyvoor operations suffered the effects of a seismic event which knocked out a number of its high grade panels in the 38/29 section at No. 5 Shaft. This resulted in gold production being approximately 151kg lower than expected for the four month period ended October 31, 2009 (this excludes the impact of the strike action by our NUM employees during the months of September and October 2009).

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

Some of our assets, especially at our underground mine, are mature assets, which we acquired after they had reached the end of the planned production cycle under their previous owners, and our strategy has been to revive these assets through specialist planning and mining techniques. The ageing infrastructure and installations typical of these operations require constant maintenance and continuing capital expenditure. This materially increases our operational costs. In addition, the technology applied in many of our installations was not regularly updated and accordingly has become obsolete compared to the technology used in more modern mines.
As a result, the risk of technology failure is high, and the maintenance of these installations, costly.

Due to the nature of the business and because our marginal underground mine predominantly comprises of aged infrastructures, we inherently run the risk of exposure to greater health, safety and environmental liabilities which we closely monitor, but are unable to fully mitigate.

Limited tailings dam capacity at Crown exposes us to greater risk of financial loss due to lower production and health, safety and environmental liabilities.

Our ageing tailings facilities at Crown are exposed to numerous risks and events, the occurrence of which may result in the failure or breach of such a facility. These may include sabotage, failure to adhere to the codes of practice and natural disasters such as excessive rainfall and seismicity. In the event that we are limited on how much treated ore, sand or slime we can deposit at Crown’s deposition sites and deposition capacity created by the Ergo/Crown pipeline project, we could be forced to stop or limit operations, the dams could overflow and the health and safety of our employees and communities living around these dams could be jeopardized.
In the event that this occurs, our Crown operations will be adversely affected and this in turn could have a material adverse effect on our business, operating results and financial condition.

Ergo (which comprises ErgoGold and Ergo Mining (Pty) Limited, or the Ergo JV) also has tailings facilities that are exposed to the same risks as described above, but as at September 30, 2010 these tailings facilities had sufficient capacity.

Due to the nature of our business, our Company faces extensive health and safety risks.

Regrettably two people died in work-related incidents during fiscal 2010, compared to five fatalities in fiscal 2009. One of these fatalities occurred while work was being performed in the course of routine maintenance and the other fatality occurred as a result of a conveyance incident. Subsequent to February 4, 2010 and up to September 30, 2010 it is encouraging to report that there was no loss of life at any of our operations. According to section 54 of the Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. While seismic monitoring continues to be an invaluable tool in the management of seismicity, there is still a risk of seismic induced fatalities occurring which we may not be able to prevent. These incidents could lead to mine operations being halted and that will increase our unit costs due to loss of production. This could have a material adverse effect on our business, operating results and financial condition.

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

The Crown/Ergo pipeline is a start-up project and forecasts may not be achieved.
Implementation of the Crown/Ergo pipeline project commenced during June 2010 and is scheduled for completion by
August 2011. The pipeline will provide two of Crown’s plants with access to Ergo’s Brakpan deposition site, allowing Crown to restore its maximum deposition capacity to 600 000tpm. Crown’s deposition capacity was reduced to 400 000tpm in fiscal 2009 due to capacity constraints at its deposition site. Restored deposition capacity will allow Crown to account for new Ore Reserves on the
Western and Central Witwatersrand, thus increasing production and extending its life-of-mine. The Crown/Ergo pipeline project is exposed to numerous risks associated with similar projects, including delays in completion, total abandonment of the project or lower production than forecasted which could have a material adverse effect on our business, operating results and financial condition. As at
September 30, 2010, the project was on schedule.

Potential provisional judicial management order application to the High Court of South Africa for Blyvoor.
On November 10, 2009, the High Court of South Africa granted a provisional judicial management order over our
Blyvoor operation. The provisional judicial management order was granted in terms of the provisions of Section 427 of the South
African Companies Act. Subsequently, on April 13, 2010 application to the High Court of South Africa had been made to lift the provisional judicial management order and the application was granted. In fiscal 2009, Blyvoor accounted for 129,473 ounces of gold, or 52% of our total production and in fiscal 2010 it accounted for 106,452 ounces or 44% of our total production. Under the terms of a provisional judicial management order, the court appoints a judicial manager who has a wide range of powers at his disposal to take such actions he deems necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation. Should circumstances occur in the future that impact on the sustainability of Blyvoor, then management may once again apply for a provisional judicial management order or take other measures that they consider appropriate to protect the business. If these circumstances occur, our business, financial condition and results of operations would be materially, adversely affected.
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
•     the demand for gold for investment purposes, industrial and commercial use, and in the manufacturing of jewelry;
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
The global economy is currently undergoing a period of prolonged recession and, despite recent signs of stabilization, the future economic environment is likely to be less favorable than that of recent years. Since September 2008, the global financial system has experienced difficult credit and liquidity conditions and disruptions resulting in major financial institutions consolidating or going out of business, tightened credit markets, reduced liquidity, and extreme volatility in fixed income, credit, currency and equity markets. These conditions may adversely affect the Group’s business. For example, tightening credit conditions may make it more difficult for the Group to obtain financing on commercially acceptable terms or make it more likely that one or more of our key suppliers may become insolvent and lead to a supply chain breakdown. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment, declining economic growth and uncertainty regarding corporate earnings. To the extent the current economic downturn worsens or the economic environment in which the Group operates does not recover, the Group could experience a material adverse effect on its business, results of operations and financial condition.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.
We must continually replace Ore Reserves that are depleted by production. Notably, underground operations at ERPM have been halted since October 2008 and a decision was reached at the end of August 2009 to suspend underground production at
ERPM. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Gold mining companies may undertake exploration activities to discover gold mineralization, which in turn may give rise to new gold bearing ore bodies. Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies in order to quantify the extent of the gold reserve. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible.

During this time, the economic feasibility of production may change. Moreover, we rely on the evaluations of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining.
These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether or not the deposit contains economically recoverable mineralization. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our properties. Our mineral exploration rights may also not contain commercially exploitable reserves of gold. The costs incurred on unsuccessful exploration activities are, as a result, not likely to be recovered and we could incur a write-down on our investment in that interest or the irrecoverable loss of funds spent. As at September 30, 2010, the Group has broadened its exploration activities to include initial exploration activities on a small scale in Zimbabwe.

There is uncertainty with our Ore Reserve estimates.

Our Ore Reserve figures described in this document are the best estimates of our current management as of the dates stated and are reported in accordance with the requirements of Industry Guide 7 of the SEC. These estimates may be imprecise and may not reflect actual reserves or future production.

Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our results of operations and financial condition to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs, and in particular our labor, water, steel and electricity costs, increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the Ore Reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may increase our production costs and decrease our profitability during any given period. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact upon the total value of our mining asset base and our business, operating results and financial condition.
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

Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In the late 1980s and early 1990s, inflation in South Africa reached highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. The inflation rate in South Africa still remains relatively high compared to first world countries, as of June 2010, the Consumer Price Inflation Index, or CPI, stood at 4.2%, down from 6.9% in June 2009, and
12.2% in June 2008. The relatively high inflation rate continued at 3.5% as at September 30, 2010. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability. In January 2009, the South African Reserve Bank changed the way inflation is measured by expanding the range of consumer goods used and changing the benchmark measure from CPIX (CPI minus mortgage costs) to CPI. Mortgage costs have been replaced by owners’ equivalent rental (OER) to capture housing costs, making
CPIX redundant. The closest measure to CPIX is CPI minus OER.

Power stoppages or increases in the cost of power could negatively affect our results and financial condition.

Our mining operations are dependent on electrical power supplied by Eskom, South Africa’s state owned utility company.
As a result of a substantial increase in demand and insufficient generating capacity, Eskom has warned that the country could face disruptions in electrical power supply. The available generating capacity of electricity was constrained mainly as a result of unplanned maintenance at some of Eskom’s power stations, insufficient supply of coal to the coal fired plants and skills shortages. On
January 25, 2008, Eskom announced that they could no longer guarantee the supply of electricity to the South African mining industry. Eskom subsequently cut off power supply to the mining industry for five days in fiscal 2008 and a number of power outages followed over several months thereafter. Eskom did manage to contain electricity stoppages but the fact remains that the country’s current reserve capacity is insufficient and the risk of electricity stoppages is expected to continue through 2013. Apart from the five-
day closure, our production has not been affected, however further power supply stoppages or power cost increases could have an adverse effect on our operating results and financial condition. From July 1, 2009, Eskom’s average tariff increased by 31.3% and has adversely affected our production costs particularly at our Blyvoor operation. Eskom have indicated that they do not have sufficient funding required for planned infrastructure development, and have imposed the following average tariff increases: from April 1, 2010 an increase of 24.8%, from June 1, 2011 an increase of 25.8% and from June 1, 2012 an increase of 25.9%. These increases have had an adverse affect on our production costs particularly at our Blyvoor operation and could have a material adverse effect on our business, operating results and financial condition.
AIDS poses risks to us in terms of productivity and costs.

Acquired Immune Deficiency Syndrome, or AIDS, and tuberculosis which is closely associated with the onset of the disease and is exacerbated in the presence of HIV/AIDS, represents a very serious health care challenge in the mining industry. Human
Immunodeficiency Virus, or HIV, is the virus that causes AIDS and South Africa has one of the highest HIV infection rates in the world. It is estimated that approximately 30% - 35% of the mining industry workforce in South Africa are HIV positive. The exact extent to which our mining workforce within South Africa is infected with HIV/AIDS is unknown at this stage. The existence of the disease poses a risk to us in terms of the potential reduction in productivity and increase in health and safety costs brought about by the company’s social responsibility.
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
Crime statistics available in South Africa indicate an increase in theft. This together with price increases for copper as a commodity has resulted in the increased theft of copper cable. All of our operations experience high incidents of copper cable theft despite the implementation of security measures. In addition to the general risk to employees in an area where theft occurs, we may suffer production losses and incur additional costs as a result of power interruptions caused by cable theft.
Possible scarcity of water may negatively affect our results and financial condition.
National studies conducted by the Water Research Commission, released during September 2009, found that water resources were 4% lower than estimated in 1995 which may lead to the revision of water usage strategies by several sectors in the South
African economy, including electricity generation and municipalities. This may result in rationing or increased water costs in the future. Such changes would adversely impact all of our operations, which require water to operate. In particular our surface retreatment operations, which use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities, would be adversely impacted. In addition, as our gold plants and piping infrastructure were designed to carry certain minimum throughputs, any reductions in the volumes of available water may require us to halt production at these operations. We are currently considering a project which envisages the pumping of underground water at ERPM for use by our surface retreatment operations.
Government policies in South Africa may adversely impact our operations and profits.
Government Regulation
The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government’s administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals, and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments. The formulation or implementation of government policies may be unpredictable on certain issues, including changes in laws relating to mineral rights and ownership of mining assets and the rights to prospect and mine and in extreme cases, nationalization.
The Mineral and Petroleum Resources Development Act, 2002
On May 1, 2004, the new Minerals and Petroleum Resources Development Act, or the MPRD Act, came into effect, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the “old order rights,” are to be converted to “new order rights,” essentially the right to mine. The MPRD Act allows the existing holders of mineral rights a period of five years to apply for the conversion of used old order rights, and one year for the conversion of unused old order rights. Once these periods have lapsed, the holders may have to compete to acquire the right to mine minerals previously held under old order rights. We have submitted the respective applications in order to comply with the requirements of the Mining
Charter as described below. To the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the State, and if enforceable, the level of compensation we will receive, if any. Factors that are taken into account include market value, proof of actual loss, proof of ownership, nature of property, current use of the property and history of the acquisition.
Where new order rights are obtained under the MPRD Act, these rights will not be equivalent to our existing property rights.
The area covered by the new order rights may be reduced by the State if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. In addition, the new order rights will only be transferable subject to the approval of the Minister of Mineral Resources (formerly Minister of Minerals and Energy). Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister of Mineral Resources in the event of a breach or, in the case of mining rights, non-optimal mining in accordance with the mining work program.
The implementation of the MPRD Act will result in significant adjustments to our property ownership structure. We have lodged applications to convert all of our old order rights, however, to the extent that we are unable to convert some of our old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, the operations of the MPRD Act may result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations. West Wits and West Witwatersrand Consolidated Mine’s
application for conversion has been approved. Benoni and ERPM’s applications for conversion have received preliminary approval but are still awaiting dates of execution from the Department of Mineral Resources. As at September 30, 2010 the remainder of our old order mining rights is yet to be converted into new order mining rights. The MPRD Act states that the conversions must be granted by the minister if all requirements are completed but it does not stipulate any time frame. The MPRD Act also provides for holders of old order rights to continue to operate under the terms and conditions of such rights until conversions under the MPRD Act have been completed.

Taxation reform and mining royalties

The South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold taxation formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of the mine. This results in an additional tax benefit not afforded to other commercial companies. In addition, the South African Government initially indicated that it was looking at a revenue based royalty for mining companies, as outlined in the draft Mineral and Petroleum Royalty Bill, 2003, or Royalty Bill,
which was released in March 2003 for comment. Two more drafts of the Royalty Bill were subsequently released on
October 11, 2006 and December 6, 2007 after going through several revisions. The Royalty Bill was promulgated by government on
August 14, 2008. The Mineral and Petroleum Resources Royalty Act was published on October 11, 2006 for public comment. The
Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South
African Government Gazette on November 24, 2008 and Mineral and the Petroleum Resources Royalty Act (Administration), No.29
of 2008 on November 26, 2008, and was effective from March 1, 2010. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and
3.3% at the prevailing marginal tax rates applicable to the group. The royalty is payable on old unconverted mining rights and new converted mining rights. Introduction of similar revenue based royalties or any future tax reforms would have an adverse effect on the business, operating results and financial condition of our operations.

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

Labor costs constitute 34% of our production costs for fiscal 2010, 39% for fiscal 2009 and 41% for fiscal 2008. As of
June 30, 2010, we employ and contract 6,409 people, of whom approximately 83% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. In addition, we are subject to strikes by workers from time to time, which result in disruptions to our mining operations. For example, from September 15, 2009 until October 11, 2009, a strike by members of the NUM union in connection with a dispute over new wage agreements resulted in an average daily gold production loss of 320 ounces, almost entirely from Blyvoor’s deep-level underground mining operations.

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

We may experience labor unrest at our operations. In particular, during October and November 2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. Furthermore, during fiscal 2008, South Africa fell victim to a slew of xenophobic attacks when a series of riots started in the township of Alexandra. This violence of locals attacking migrants from other African countries had a direct impact on our operations at ERPM. Three employees died and attendance was down at the operation for several days. Although these attacks have been contained, the challenge for the South African Government is to come up with a long-term and judicious immigration policy.
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
In July 2006, we delisted from the Australian Stock Exchange and currently our primary listing for our ordinary shares is only the JSE. The principal trading market for our ADSs is the Nasdaq Capital Market, or Nasdaq. On a historical basis, the trading volumes and liquidity of shares listed on the JSE have been low in comparison with the Nasdaq. For the 12 months ended
June 30, 2010, only 25% of the ordinary shares publicly traded were traded on the JSE. The limited liquidity of the ordinary shares traded on the JSE could limit your ability to sell a substantial number of ordinary shares on the JSE in a timely manner, especially by means of a large block trade.

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

ITEM 4. INFORMATION ON THE COMPANY
4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

DRDGOLD Limited is a South African gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. We have a 74% interest in DRDGOLD South African Operations (Pty) Limited, or
DRDGOLD SA. Of the remaining 26%, 20% is held by our Black Economic Empowerment, or BEE, partner Khumo Gold SPV
(Pty) Limited, or Khumo Gold and 6% is held by an employee trust (known as DRDSA Empowerment Trust). DRDGOLD SA wholly owns and operates Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, East Rand Proprietary Mines Limited, or
ERPM, and Crown Gold Recoveries (Pty) Limited, or Crown. DRDGOLD SA also wholly owns Ergo Mining (Pty) Limited, or the
Ergo JV, and it owns 65% of the Elsburg Gold Mining Joint Venture, or ErgoGold, with DRDGOLD holding the remaining 35%.
DRDGOLD is also a 50% partner in an early-stage gold exploration project on Zimbabwe’s Greenstone Belt. . As at June 30, 2010,
DRDGOLD's foreign subsidiaries, which were the holding companies for its previously disposed Australasian operations, have been placed into voluntary liquidation.

We are a public limited liability company, incorporated on February 16, 1895, as Durban Roodepoort Deep, Limited, and
our shares were listed on the JSE in that same year. In 1898, our milling operations commenced with 30 stamp mills and in that year we treated 38,728 tons of ore and produced 22,958 ounces of gold. On December 3, 2004, the company changed its name from
Durban Roodepoort Deep, Limited to DRDGOLD Limited. In South Africa, we have focused our operations on the West
Witwatersrand Basin which has been a gold producing region for over 100 years.

To facilitate access to global capital markets our shares and/or related instruments trade on the JSE, Nasdaq, the Marche
Libre on the Paris Bourse, the Brussels Bourse in the form of International Depository Receipts, the Over The Counter, or OTC,
market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange.

Our registered office and business address is 1
st
Floor, Building 1, Quadrum Office Park, 50 Constantia Boulevard,
Constantia Kloof Ext. 28, Roodepoort, South Africa. The postal address is P.O. Box 390, Maraisburg 1700, South Africa. Our telephone number is (+27 11) 470-2600 and our facsimile number is (+27 11) 470-2618. We are registered under the South African
Companies Act, 1973 (as amended) under registration number 1895/000926/06. For our ADSs, The Bank of New York, at 101
Barclay Street, New York, NY 10286, United States, has been appointed as agent.

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
•      Ergo was formed in June 2007 to explore and evaluate the possibility of processing up to 1.7 billion tons of gold, uranium and sulphur-bearing tailings on the East and Central Rand goldfields of South Africa. Initially established as a 50:50 joint venture with Mintails SA (Pty) Limited, or Mintails SA, a subsidiary of Mintails Limited of Australia, DRDGOLD acquired the remaining 50% interest owned by Mintails SA in the Ergo JV on January 21, 2010. Ergo Phase 1, to recover and treat over a period of 12 years, approximately 180 Mt of gold bearing surface tailings contained in the Elsburg tailings complex was established under the Elsburg Gold Mining Joint Venture, or ErgoGold. On March 31, 2009, DRDGOLD obtained control over ErgoGold, which was also formerly a 50:50 joint venture with Mintails SA.
Australasian Operations (discontinued operations)
•      Tolukuma (various stakes acquired between September 1999 to June 2001, in exchange for a total of 8,125,082 shares and
$3.3 million in cash), an underground mine in Papua New Guinea (PNG), provided an initial base in the Australasian region and led to the acquisition of a 20% interest in the unincorporated Porgera Joint Venture.
On September 10, 2007, Emperor Mines Limited, or Emperor, which held a 100% interest in Tolukuma announced its intention to divest the Tolukuma gold mine. On October 22, 2007, we sold our entire interest in Emperor.

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

Ergo (consisting of ErgoGold and the Ergo JV)

On June 7, 2007, we and Mintails announced the formation of Ergo, a joint venture between Mintails SA and DRDGOLD
SA. Following discussions initiated in the first quarter of 2007, the joint venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA contributed one fully refurbished carbon-in-leach, or CIL, circuit at the Brakpan plant and DRDGOLD SA contributed the Elsburg tailings complex, comprising approximately 180 Mt of tailings. This part of the project, previously referred to as Ergo Phase 1, was subsequently established under the Elsburg Gold Mining Joint Venture, or
ErgoGold. Mintails SA and DRDGOLD SA, through their subsidiaries, initially owned 50% each of ErgoGold and the Ergo JV.

On August 6, 2007, the joint venture parties entered into a sale of assets agreement with AngloGold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of the Ergo plant for a consideration of R42.8 million. These assets will be operated by Ergo for its own account, under the AngloGold Ashanti authorizations, until new order mining rights have been obtained. These assets consist of servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material.

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

Additional agreements were concluded on November 14, 2007 for:
•      the acquisition by Ergo of additional tailings properties and the Withok deposition complex from AngloGold Ashanti for a payment of R45.0 million and assumption of rehabilitation obligations; and
•      the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some
105 Mt, from Pamodzi Gold Limited. The Grootvlei properties formed part of the Mintails SA contribution to the expanded
Ergo JV.
Ergo Phase 1 (ErgoGold) involved the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15Mt of tailings a year, for the recovery of approximately 75,000 ounces of gold a year. Ergo Phase 2 includes the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants. Ergo is managed by
Crown.
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

On January 21, 2010, DRDGOLD SA through its subsidiary ERPM, acquired the remaining 50% interest in the Ergo JV from Mintails SA for a total consideration of R82.1 million, consisting of R62.1 million in cash and payment of the balance of
R20.0 million with DRDGOLD’s shares in Witfontein Mining (Pty) Limited. The transaction was completed April 15, 2010 and recorded in the financial statements effective May 1, 2010.

DRDGOLD treats ErgoGold and the Ergo JV as one operating segment, called Ergo, and includes their respective financial results within its Annual Report in accordance with IFRS 8 (Operating Segments). Furthermore, the company’s management believes it is appropriate to present ErgoGold and the Ergo JV together in this discussion as they share the same infrastructure, human resources and mineable material, with ErgoGold being focused on the extraction of gold from the re-
treatment of the Elsburg and Benoni deposition sites, and the Ergo JV being an exploration project focused on the extraction of uranium and further gold from a range of deposition sites (including the Elsburg and Benoni sites).
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
seismic activity, restoration of which was expected to take until March 2010 to complete;
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

On April 13, 2010, DRDGOLD announced that the High Court of South Africa had agreed to lift, with immediate effect, the provisional judicial management order in place since November 10, 2009. The Company’s application to the court for the lifting of the provisional judicial management order, pointed out that for the period from November 2009 to February 2010,
Blyvoor had traded at an unaudited profit of R33.6 million, the amount owed to trade creditors at the time when the provisional judicial management order was granted had been reduced from R39 million to R2.17 million, monthly production of gold had increased from 8,745 ounces to 10,127 ounces and the gold price had increased from R240,000/kg to R265,000/kg.

On December 2, 2009, DRDGOLD announced a proposed transaction to sell 60% of Blyvoor to Aurora Empowerment
Systems (Pty) Limited, or Aurora, for R295 million. On April 1, 2010, the proposed transaction was cancelled by mutual agreement between DRDGOLD and Aurora.
Other

We concluded an agreement with M5 Developments (Pty) Limited, or M5, on July 21, 2005, under which M5, against payment of a non-refundable fee of R1.5 million, was granted an option to acquire Durban Deep’s mine village for R15.0 million. On the exercise of the option, the option fee would be deemed part payment of the purchase consideration.

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-
emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be first offered to be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases
Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an appearance to defend. A trial date was allocated by the High Court of South Africa for
April 25, 2008; however the trial date has been postponed and the parties have suspended the pleadings with the possibility of pursuing a settlement of the case.

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
On December 9, 2008, Argonaut Financial Services (Pty) Ltd, Mintails SA (Pty) Ltd and Witfontein Mining (Pty) Ltd,
entered into a share purchase agreement (SPA) which resulted in Argonaut Financial Services (Pty) Limited (a wholly owned subsidiary of DRDGOLD) and Mintails SA each owning 50% of the shareholding of Witfontein as well as being authorized to each appoint 50% of the board. Previously Mintails SA owned 100% of the issued share capital of Witfontein. Witfontein is to be used as a future deposition establishment facility (i.e. slime deposition). On January 21, 2010, the Company entered into an agreement to sell its interest in Witfontein Mining (Pty) Limited to Mintails SA for R20 million and regulatory approval was obtained on April 15, 2010. The R20 million consideration was set off the acquisition price for the remaining 50% in the Ergo JV.
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

On June 30, 2010, DRDGOLD signed a heads of agreement with the JSE listed White Water Resources Limited, or
White Water, according to which White Water would acquire from ERPM, for the amount of R18.5 million, the prospecting right over ERPM Extensions 1 and 2 and the mining right over ERPM Extension 1. ERPM`s mining right application over Extension 1 is pending. Both extensions are contiguous to the ERPM lease area. The purchase consideration would be settled through the issue of 74 million ordinary shares in White Water and 26 shares in a special purpose vehicle to be created which would hold the assets acquired by White Water from ERPM. In the event that the Department of Mineral Resources did not approve the transfer of one or more of the prospecting or mining rights the consideration would be reduced to R9.3 million to be settled through the issue of
37 million ordinary shares in White Water and 26 ordinary shares in the special purpose vehicle to ERPM. The transaction was subject to the successful conclusion of various conditions precedent, including approval of the transaction by White Water shareholders and the DRDGOLD board of directors. On September 7, 2010 negotiations were terminated due to the non-
fulfillment of conditions precedent.

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

The gold market was strong but remained volatile in fiscal 2010, trading between a low of $909 per ounce and a high of
$1,261 per ounce. The average spot price was 25% higher than in the previous fiscal year, at $1,092 per ounce. Amid continuing global economic uncertainty, investors turned once more to gold (notably to safe-haven products such as Exchange Traded Funds)
and this, together with more de-hedging activity and a slowdown in new mine supply, particularly from South Africa, saw demand exceed supply. The average gold price received by us for the year was R267,292 per kilogram which was 7% higher than the previous year at R250,589 per kilogram.

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

Our total revenue by geographic market was as follows:

Year ended June 30,
2010
2009                         2008
R’000
R’000                         R’000
South Africa............................................................................................... 1,990,522
1,910,738                  1,843,912
Australasia ................................................................................................. -
-                      89,235
1,990,522
1,910,738                  1,933,147

All gold produced by our South African Operations is sold on our behalf by Rand Refinery Limited, or RRL, in accordance with a refining agreement entered into in October 2001. At our various operations the gold bars which are produced consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to RRL for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. RRL then usually sells the gold on the same day as delivery, for the London afternoon fixed Dollar price, with the proceeds remitted to us in rand within two days. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees.
We currently own 4.0% (Fiscal 2009: 4.0%) of RRL (which is jointly owned by South African mining companies). Mr. T.J. Gwebu our Executive Officer Compliance, is a director of RRL and Mr. D.J. Pretorius, our Chief Executive Officer, is an alternate director of
RRL.

Ore Reserves
The tables below set out the Proven and Probable Ore Reserves that are the Group’s Ore Reserves as of June 30, 2010, and 2009, in both imperial and metric units. Our Ore Reserves are comprised of our attributable Ore Reserves.
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
Ore Reserve calculations are subject to a review conducted in accordance with SEC Industry Guide 7. Components of the calculations included in the geological models and input parameters of the reserve estimation procedures, were checked. In addition, visual inspection of the planning to deliver an individual block to the metallurgical plant, and the recovery, and deposition of the tailings, took place. A check is also made of the financial input into the costs and revenue to affirm that they are within reasonable limits.
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
When delineating the economic limits to the ore bodies, we adhere to the following guidelines:
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

Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.

2010                                                                   2009
Three-year average                Business Plan      Three-year average              Business Plan
Reserve gold price –$/oz 926 1,244 778 885
Reserve gold price –R/kg 236,752 306,081 199,331 241,834
Exchange rate –R/$ 7.95 7.65 7.97 8.50

In fiscal 2010, our attributable Ore Reserves increased by 15% from 5.2 million ounces at June 30, 2009, to 6.0 million ounces at June 30, 2010, primarily as a consequence of the higher gold price.

Based on the life of mine business plans, the life of mine for each of our operations at June 30, 2010, were as follows:
                                                                                                   Underground                                                         Surface
Mine                                                                                            2010                             2009                              2010                              2009
Blyvoor ......................................................
20 years 20 years 3 years 5 years
Crown ........................................................ Not applicable Not applicable 14 years 8 years
Ergo............................................................ Not applicable Not applicable 12 years 12 years

Our Ore Reserves as of June 30, 2010 and 2009 are set forth in the table below.

Ore Reserves: Imperial
At June 30, 2010
At June 30, 2009
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton)    ('000 ozs)      (mill)    (oz/ton)
('000 ozs)
(mill)
(oz/ton)    ('000 ozs)
Blyvoor
1
Underground .......................................................
16.83           0.18                 3,075
4.40            0.17               769
12.50           0.22             2,721         2.91               0.21
622
Surface ................................................................
4.98           0.03
129             -
-
-
7.17
0.02                176               -
-
-
Total
Blyvoor .....................................................
21.81           0.15                  3,204
4.40            0.17               769
19.67           0.15             2,897          2.91              0.21
622
Crown
1 2
Surface ................................................................
18.74           0.02
293
50.64             0.01               565
13.45           0.02
242         12.08              0.01
168
Total
Crown.......................................................
18.74           0.02
293
50.64             0.01               565
13.45           0.02
242         12.08              0.01
168
Ergo
1
3
Surface ................................................................     139.44           0.01                 1,196             -
-
-
149.17
0.01              1,291                -
-
-
Total
Ergo ..........................................................  139.44           0.01                 1,196              -
-
-
149.17
0.01              1,291                -
-
-
Total Group
Underground .......................................................
16.83            0.18                 3,075
4.40            0.17               769
12.50           0.22              2,721           2.91            0.21
622
Surface ................................................................     163.16            0.01                1,618
50.64            0.01               565
169.80            0.01             1,709         12.08            0.01
168
Total
4
......................................................................   179.99           0.03                 4,693
55.04            0.02            1,334
182.30            0.02             4,430         14.99            0.05
790
1
Proven and Probable Ore reserves for fiscal 2010 and 2009 reflect our attributable 74% interest in Blyvoor, Crown and Ergo.
2
Crown’s Ore reserves include the Cason Dump which is being processed by Crown, however the mining right for the Cason Dump is owned by ERPM. Fiscal 2009 has been restated.
3
Ergo’s Ore reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Fiscal 2009 has been restated.
4
The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

Ore Reserves: Metric
At June 30, 2010
At June 30, 2009
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tonnes       Grade
Gold
Content    Tonnes         Grade
Gold
Content    Tonnes          Grade
Gold
Content Tonnes
Grade
Gold
Content
(mill)      (g/tonne)      (tonnes)         (mill)    (g/tonne)      (tonnes)        (mill)    (g/tonne)    (tonnes)
(mill)
(g/tonne)
(tonnes)
Blyvoor
1
Underground ........................................................
15.27              6.26            95.63
3.99             5.99              23.91
11.34 7.46 84.63 2.64 7.33 19.36
Surface .................................................................
4.52              0.88              4.00                 -
- - 6.51 0.84 5.47 - - -
Total Blyvoor......................................................
19.79              5.03            99.63
3.99             5.99              23.91
17.85
5.05
90.10
2.64
7.33
19.36
Crown
1
2
Surface ................................................................
17.00              0.54              9.11
45.94             0.38              17.56
12.20              0.62            7.52
10.96             0.48            5.22
Total
Crown.......................................................
17.00              0.54              9.11
45.94             0.38              17.56
12.20               0.62           7.52
10.96             0.48            5.22
Ergo
1
3
Underground ........................................................
-                     -                   -
-                  -                      -
-                     -                -
-                  -                  -
Surface ................................................................    126.50               0.29            37.19                 -
- -
135.33               0.30
40.15               -
- -
Total
Ergo...........................................................  126.50               0.29            37.19                 -
-
-
135.33               0.30
40.15               -
-
-
Total Group
Underground ........................................................
15.27                6.26           95.63
  3.99            5.99              23.91
11.34               7.46
84.63
2.64             7.33
19.36
Surface .................................................................   148.02                0.34           50.30
  45.94            0.38             17.56
154.04               0.35
53.14
10.96             0.48            5.22
Total
4
...................................................................... 163.29                 0.89         145.93
49.93             0.83             41.47
165.38               0.83
137.77
13.60             1.81
24.58
1
Proven and Probable Ore reserves for fiscal 2010 and 2009 reflect our attributable 74% interest in Blyvoor, Crown and Ergo.
2
Crown’s Ore reserves include the Cason Dump which is being processed by Crown, however the mining right for the Cason Dump is owned by ERPM. Fiscal 2009 has been restated
.
3
Ergo’s Ore reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM Fiscal 2009 has been restated
.
4
The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to the fluctuation of the gold price. If we had used different gold prices than the three-year average prices at the time of reserve determination as of June 30, 2010,
2009 and 2008 respectively, we would have had significantly different reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different gold prices, our attributable Ore Reserves as of June 30, 2010,
2009 and 2008 would be as follows:
Year ended June 30, 2010
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram............................................ 236,752                 306,081               275,473                   336,689
Dollar gold price per ounce............................................... 926                     1,244                   1,120                       1,368
Attributable ore reserves (million ounces) ........................ 6.0 7.3 6.8 7.8
Year ended June 30, 2009
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
Year ended June 30, 2008
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
Attributable ore reserves (million ounces) ........................ 4.5 7.9 7.4 8.4
The approximate mining recovery factors for the 2010 ore reserves shown in the above table are as follows:
Underground                                                                           Surface
Mine
Dilution
(Sundries,
Shortfall and
Development)
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Blyvoor .......................
23.8                             81.9                                93.2                             100.0                               44.4
Crown .........................
Not applicable Not applicable                 Not applicable 100.0 64.0
Ergo.............................
Not applicable Not applicable                 Not applicable 100.0 43.0
The approximate mining recovery factors for the 2009 ore reserves shown in the above table are as follows:
Underground                                                                            Surface
Mine
Dilution
(Sundries,
Shortfall and
Development)
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Blyvoor .......................
22.8                             78.7                               94.0                               100.0                               48.3
Crown .........................
Not applicable Not applicable                 Not applicable 100.0 64.0
Ergo.............................
Not applicable Not applicable                 Not applicable 100.0 43.0
The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2010, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.
Mine
Proven
Reserves
Probable
Reserves
Blyvoor...................................................................................................................                            16 ft. by 24 ft. Nil
Crown.....................................................................................................................                          328 ft. by 328 ft. 328 ft. by 328 ft.
Ergo ........................................................................................................................                          328 ft. by 328 ft. Nil

The pay-limit grades based on the three year average dollar price for gold and costs used to determine reserves as of June 30,
2010, are as follows:

Underground                                                   Surface
Mine
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade
(R/t)
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Blyvoor ......................................................................
9.26                  1,298.59
0.24 25.10
Crown ........................................................................
Not applicable Not applicable 0.32 55.00
Ergo............................................................................
Not applicable Not applicable 0.19 23.14
The pay-limit grades and costs used to determine reserves as of June 30, 2009, are as follows:

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
0.26 25.40
Crown ........................................................................
Not applicable Not applicable 0.43 74.26
Ergo............................................................................
Not applicable Not applicable 0.29 34.00
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

Old Order Rights - Mining Authorizations

Holders of mining authorizations issued under the previous regime were given an opportunity to apply for conversion thereof until May 1, 2009. No person or mining entity may prospect or mine for minerals without being granted a prospecting or mining authorization. Prior to granting a prospecting or mining authorization, two requirements had to be fulfilled. First, the mining entity must either be the registered holder of the mineral rights or have obtained the written consent of the registered holder of the mineral rights to mine the minerals concerned for its own account. Second, the Department of Mineral Resources (formerly
Department of Minerals and Energy), or the DMR, must be satisfied with the scale, manner and duration of the intended prospecting or mining operations and must approve an Environmental Management Program, or EMP. A prospecting permit was issued for a limited period but could be renewed on application. A mining license was generally issued until such time that the minerals could no longer be mined in an economically viable manner. The rights enjoyed under these authorities will endure until they are converted within the period of time prescribed in the MPRD Act. Thereafter, such rights will lapse.

Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002

Existing common law prospecting, mining and mineral rights, or old order rights, need to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRD Act.

In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and the social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRD Act on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Where we hold unused old order rights however, the application for conversion to mining or prospecting rights had to be submitted within one year from May 1, 2004. The requirements for unused old order rights are more stringent than for used old order rights, particularly insofar as the percentage of ownership from historically disadvantaged groups is concerned.
Under the MRPD Act, mining rights are not perpetual, but endure for a maximum of thirty years, after which they may be renewed for a further thirty years. Prospecting rights are limited to five years, with one renewal of three years. Applications for conversion of our mining rights have been submitted to the DMR and approval is awaited. During this period, we are permitted to continue to operate under the terms and conditions of the old order rights which we hold.

If any of our applications for conversion are refused, a claim for compensation, based on expropriation may be lodged against the State. The DMR may attach specific conditions and limitations to the exercise of new order rights. It may, for example, reduce the area over which the new order right applies, if it is of the view that the prospecting or mining works programs submitted by an applicant do not justify the extent of the area covered by the old order right. They may also be suspended or cancelled by the
Minister of Mineral Resources in the event of a breach or, in the case of mining rights, of non-optimal mining in accordance with the mining works program.

Mining royalties
Royalties from mining activities became payable to the state, as from March 1, 2010, under provisions contained in the
Mineral and Petroleum Resources Royalty Bill, or the Royalty Bill. The Royalty Bill was promulgated by government on
August 14, 2008. The most significant feature of the Royalty Bill is that the royalty is to be determined in accordance with a formula based system and no longer to be a predetermined specific rate for the different types of minerals. The royalty will be deductible for normal income tax purposes.
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
Based on comments received the formulae were adjusted to take into account the capital intensive nature of certain mining operations, especially Gold mining and Oil and Gas. The formulae use earnings before income tax, or EBIT, with 100 percent capital expensing. Given that a distinction will be drawn between refined and unrefined minerals, the mineral royalty percentage rates (Y%) will be based on the following formulae:

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
•      increased direct and indirect ownership of mining entities by qualifying parties as defined in the Mining Charter;
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

We have achieved our commitment to ownership compliance with the MPRD Act by extending our existing black economic empowerment structure with Khumo Gold. The new structure resulted in Khumo Gold acquiring, as a first step, a 15% interest in a newly created vehicle, DRDGOLD SA, which holds 100% of ERPM, Crown, Blyvoor and the Ergo JV as well as 65% of ErgoGold.
Khumo Gold acquired an additional 5% interest in DRDGOLD SA with the employee trust acquiring 6% in fiscal 2007. (See Item
4A.: “History and Development of the Company”).

Mine Health and Safety Regulation

The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in
January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. There are amendments to the act currently before parliament to ratify the stopping of production and increase punitive measures including increased financial fines and legal liability of mine management. Some of the more important new provisions in the bill as approved by the Portfolio
Committee are a new section 50(7A) that obliges an inspector to impose a prohibition on the further functioning of a site where a person’s death, serious injury or illness to a person, or a health threatening occurrence has occurred; a new section 86A(1) creating a new offence for any person who contravenes or fails to comply with the provisions of the Mine Health and Safety Act thereby causing a person’s death or serious injury or illness to a person. Subsection (3) further provides that (a) the “fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission”; and that (b) “the defense of ignorance or mistake by any person accused cannot be permitted”; or that (c) “the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted”; a new section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines have also been increased. Any owner convicted in terms of section 86 or 86A may be sentenced to “withdrawal or suspension of the permit” or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fine for other offences and for administrative fines have all been increased, with the highest being R1 million.

Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal 2010, we contributed approximately R10.5 million under the COID Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

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
The impact on the environment by mining operations is extensively regulated by the MPRD Act. The MPRD Act has onerous provisions for personal liability of directors of companies whose mining operations have an unacceptable impact on the environment.
Under the MPRD Act, new order mining rights are not issued unless a complete environmental impact assessment is conducted and all potentially affected parties have been given an opportunity to comment on the proposed mining. Mining companies are also required to demonstrate both the technical and financial ability to sustain an ongoing environmental management program, or
EMP, and achieve ultimate rehabilitation, the particulars of which are to be incorporated in an EMP. This program is required to be submitted and approved by the DMR as a prerequisite for the issue of a new order mining right. Various funding mechanisms are in place, including trust funds and concurrent rehabilitation budgets, to fund the rehabilitation liability.
The MPRD Act imposes specific, ongoing environmental monitoring and financial reporting obligations on the holders of mining rights.

Because of the diverse nature of our operations, ranging from underground mining to surface reclamation activities, environmental risks vary from site to site. These risks have been addressed in EMPs which have been submitted to the DMR for approval. In November 2006, amended EMPs to conform to the required format of the MPRD Act were submitted for all operations in South Africa for approval. Additionally, the key environmental issues have been prioritized and are being addressed through active management input and support as well as progress measured in terms of activity schedules and timescales determined for each activity. Two environmental compliance assessments have been conducted at Blyvoor and Crown, which both show that these mines are in substantial compliance with the conditions of their EMPs.

Our existing reporting and controls framework is consistent with the additional reporting and assessment requirements of the
MPRD Act.

Financial Provision for Rehabilitation

We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High
Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2010, we held a total of R126.1 million (2009: R129.7 million) in trust, the balance held in each fund being R31.9 million (2009:
R29.8 million) for Blyvoor, R21.8 million (2009: R20.3 million) for Durban Deep, R52.3 million (2009: R44.9 million) for Crown,
R20.1 million (2009: R17.2 million) for ERPM and nil for West Wits (2009: R17.2 million). Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.

The financial provisions for West Wits and Durban Deep have been consolidated into a single fund. The West Wits financial provision has been impaired as at June 30, 2010, because it will be transferred along with the rehabilitation liability over the West
Wits mining rights which have been disposed of. We address shortfalls in the funds by accruing trust investment income for the benefit of the funds and by replenishing it with the proceeds from the sale of redundant mining equipment at the end of the life of the mine. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the life of mine, the
MPRD Act assumes a fully compliant fund at any given time in the production life of a mine. The DMR appears to have taken a practical approach in dealing with this change, and has indicated that the traditional ring fencing of funds may, for investment purposes be relaxed, and that insurance instruments may also be received subject to the DMR’s consent, to make up the shortfall in available cash funds.
The aggregate group rehabilitation, reclamation and closure cost provision was R420.6 million at June 30, 2010, compared to R412.5 million at June 30, 2009.

4C. ORGANIZATIONAL STRUCTURE

The following chart shows our principal subsidiaries and joint venture as of September 30, 2010. All of our subsidiaries are incorporated in South Africa. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries.
1
All shafts at Durban Deep have been closed.
2
West Wits will be used going forward to extract and dispose of underground water.
DRDGOLD Limited
DRDGOLD South African
Operations (Pty) Limited
Durban Deep
1
West Witswatersrand Gold
Holdings Limited
West Witwatersrand Gold
Mines Limited
2
Blyvooruitzicht Gold
Mining Company Limited
Crown Gold Recoveries
(Pty) Limited
East Rand Proprietary
Mines Limited
ERGO Mining (Pty)
Limited
ErgoGold (formerly Elsburg
Gold Mining Joint Venture)
74%
100%
100%
100%
100%
100%
100%
65%
50%
50%
35%

4D. PROPERTY, PLANT AND EQUIPMENT

DRDGOLD OPERATIONS
SEPTEMBER 30, 2010

Description of Significant Subsidiaries, Properties and Mining Operations

Witwatersrand Basin Geology

Blyvoor is predominantly an underground operating mine located within a geographical region known as the Witwatersrand
Basin, exploiting gold bearing reefs in addition to certain surface sources. Crown, ERPM and Ergo are also located within the
Witwatersrand Basin. Crown exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. ERPM, which halted its underground mining operation in October 2008, continues as a surface operation processing sand from the Cason Dump as part of the Crown operating segment. Ergo is a surface operation which is currently processing slime tailings from the Elsburg tailings facility, which were historically deposited by ERPM’s underground mining operation. Our underground operation is typical of the many gold mining operations in the area which together have produced approximately
1.5 billion ounces of gold over a period of more than 100 years.

The Witwatersrand Basin comprises a 4 mile (6 kilometers) vertical thickness of sedimentary rocks situated within the
Kaapvaal Craton, extending laterally for approximately 186 miles (299 kilometers) east-northeast and 62 miles (100 kilometers)
South-Southeast. The sedimentary rocks generally dip at shallow angles towards the center of the basin, though locally this may vary.
The Witwatersrand Basin is Achaean in age and the sedimentary rocks are considered to be approximately 2.7 to 2.8 billion years old.

Gold mineralization in the Witwatersrand Basin occurs within horizons termed reefs. These occur within seven separate goldfields located along the eastern, northern and western margins of the basin. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp
Goldfield and the Free State Goldfield. As a result of faulting and other primary controls of mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 6 feet (2 meters) thick but, in certain instances, these deposits form stacked clastic wedges which are hundreds of feet thick.

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

At June 30, 2010, Blyvoor had 4,480 employees, including contractors.

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
We are in the process of converting these old order mining rights to new order rights under the MPRD Act. The net book value of the mining assets at Blyvoor is R510.9 million at June 30, 2010, with 4.0 million attributable ounces of Ore Reserves.

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
In May and June 2009, three seismic events in excess of 3.5 magnitude took place at No. 5 shaft. As these events affected the highest grade carbon leader mining area, production from these areas was expected to resume in the third quarter of the
2010 fiscal year.
On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the
High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.
In December 2009, Aurora Empowerment Systems (Pty) Limited proposed a transaction to purchase 60% of Blyvoor for R295 million.
2010
In April 2010, the High Court of South Africa agreed to lift, with immediate effect, the provisional judicial management order in place since November 10, 2009. By mutual agreement between DRDGOLD and Aurora, Aurora’s offer to purchase 60% of Blyvoor was withdrawn.

Geology and Mineralization

Blyvoor exploits the two gold-bearing pebble horizons in the Central Rand Goldfields, the Carbon Leader, which is one of the principal ore bodies in the goldfield, and the Middelvlei Reef horizons which occur in discrete channels over parts of the lease area approximately 246 feet (75 meters) vertically above the Carbon Leader Reef horizon. The Carbon Leader Reef is the principal economic horizon across the lease area and is a planar single sheet conglomerate. The Carbon Leader Reef typically comprises basal carbon seam, overlain by a thin, small pebble conglomerate, enriched in carbon in the lower portion. The grade of the Carbon Leader Reef is higher than the Middelvlei Reef. The Middelvlei Reef consists of a variable number of polymictic quartz conglomerate bands, inter-bedded with coarse grain quartzite. The grade of the Middelvlei Reef is more erratic, with distinctive pay shoots forming as southward-orientated linear zones.

Blyvoor was established in 1937 to exploit the rich Carbon Leader Reef but by the late 1980s had reached a position where continued existence of mining operations was dependent upon the mining of scattered Carbon Leader Reef remnants and limited sections of the lower grade Middelvlei Reef.

Mining and Processing

Access from the surface to the current underground workings of the mines is through a system of vertical and incline shafts situated at the Blyvoor and Doornfontein mines. Doornfontein was previously a separate mine adjacent to the Blyvoor mine but has since been merged to form Blyvoor. The shaft system consists of four vertical shafts from the surface, thirteen sub-incline shafts and two sub-vertical shafts underground. Of the thirteen sub-incline shafts, only nine are in operation and are used for the conveyance of personnel, pumping and hoisting of mined ore and waste.
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

Metallurgical processing facilities at Blyvoor are comprised of a single metallurgical plant. The process route is based on a conventional flow sheet comprising multi-stage crushing, open circuit primary and closed circuit secondary milling with hydro cyclones, thickening and cyanide leaching in a Carbon-in-Pulp, or CIP, carousel arrangement. The gold is recovered through electro-
winning followed by smelting to doré. The circuit was recently modified by the closure of the filtration system and the commissioning of a modern carbon Kemix pumpcell plant. As at June 30, 2010, the overall plant utilization was 95%.
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
During fiscal 2008, good progress was made on Blyvoor’s WAP Project, which replaced the No. 2 Sub-Shaft Project. The
WAP Project involves accessing the No. 2 sub-shaft reserves from levels 27 to 35 of No. 5 shaft. Production from the WAP Project began in October 2008 with the target of 1,200m ² per month being achieved by the end of fiscal 2009. As at June 30, 2009 a total of
R34.9 million had been spent on the project.
In fiscal 2009, seventeen production days were lost because of Section 54 closures imposed by the Department of
Mineral Resources following fatalities suffered after seismic events occurring and a further six production shifts were lost at No. 5
Shaft following a lightning strike at the shaft’s electrical substation. In May and June 2009, three seismic events in excess of 3.5 magnitude took place at No. 5 shaft. As these events affected the highest grade carbon leader mining area, production from these areas was expected to resume in the third quarter of the 2010 fiscal year.

During fiscal 2010, mining ramp-up continued towards the 2,500m ²
per month targeted at the WAP Project, and by fiscal
year-end had reached some 1,750 m ² per month. On August 26, 2009, DRDGOLD announced that it had advised unions of its intention to right-size the Blyvoor operation. Blyvoor proceeded with a 60-day facilitated consultation process in terms of Section
189A of the South African Labour Relations Act to determine the future of affected employees. The consultation process was completed on October 26, 2009 and 330 employees were retrenched. Furthermore, On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on
November 10, 2009. In April 2010, after Blyvoor had returned to profitability, the High Court of South Africa agreed to lift the provisional judicial management order in place since November 10, 2009. See Item 4D.: “Property, Plant and Equipment – Legal
Proceedings”. Looking ahead, there will be continued focus on Blyvoor’s key sustainability drivers: face length, face advance, productivity (m2/tec), and ‘mix’ management.

The following capital expenditure was incurred at Blyvoor in fiscal 2010, 2009 and 2008:
Year ended June 30,
2010                   2009                    2008
R’000                   R’000                   R’000
Raise boreholes .......................................................................................................... 3,356
6,067                   5,678
WAP Project ..............................................................................................................
1,916                10,084                 14,269
Slimes pump stations and residue deposition.............................................................
3,193                  8,252                      971
15/29 incline shaft equipping.....................................................................................
-                  1,013                      542
Ice plant retrofit and upgrade.....................................................................................
5,212                          -                          -
Washing plant upgrade ..............................................................................................
-                  1,462
-
Symons crusher..........................................................................................................
3,482                          -                          -
Mobile cooling units .................................................................................................. 340 1,700 560
Safety related equipment and expansion of seismic monitoring network ..................
162                  8,451
-
Compressed air columns ............................................................................................ - 189 4,494
Opening up and development ....................................................................................
48,935                 41,406               31,122
Mining and engineering equipment renewals ............................................................
10,317                 16,509               16,738
Other ..........................................................................................................................
2,639                   2,404                    473
79,552                  97,537               74,847

Exploration and Development

In November 2007 encouraging results had been obtained from a drilling program to define the uranium resource in
Blyvoor’s slimes dam material and a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared. In fiscal 2009,
Blyvoor began an exploration drilling program linked to opening up and development to evaluate the south-west down-dip extension of the Blyvoor ore body south of the Boulder Dyke. If encouraging results are obtained, various mining options will be investigated to exploit the ore body, including the possibility of a trackless decline. Exploration into the south-west block was delayed due to a fire which temporarily cut off services into this area. In fiscal 2010, we continued with exploration and cover drilling with reconnaissance visits made to the Carbon Leader areas at No 5 Shaft. Normal stope face sampling and geological mapping is ongoing.

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

Blyvoor has updated its EMP to meet the new requirements of the MPRD Act. The EMP has been submitted to the DMR for approval. Blyvoor is currently demolishing and rehabilitating redundant surface infrastructures, including the defunct uranium plant.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Blyvoor, in current monetary terms as at June 30, 2010, is R38.4 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs in our statement of financial position. A total of R31.9 million has been contributed to a Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves and Life of Mine
As at June 30, 2010 the attributable Proven and Probable Ore Reserves of Blyvoor were 4.0 million ounces. At
June 30, 2009, the attributable Proven and Probable Ore Reserves of Blyvoor were 3.5 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Blyvoor, Mr. Ryno Botha
(SACNASP) is the appointed Mineral Resource competent person.
As a result of the implementation of the WAP Project and the higher gold price, Blyvoor’s life-of-mine business plan remains at 20 years, as at June 30, 2010.

Current Production
Blyvoor produced a total of 106,452 ounces of gold in fiscal 2010, with 77,226 ounces from underground areas and
29,226 ounces from surface areas. This represented 44% of our total production from continuing operations for fiscal 2010 of
241,194 ounces.

Underground gold production has decreased from 88,898 ounces in fiscal 2009 to 77,226 ounces in fiscal 2010. Reduced underground production reflects the impact of the wage strike and the Section 89A restructuring process into October 2009.
Surface gold production decreased from 40,575 ounces in fiscal 2009 to 29,226 ounces in fiscal 2010, reflecting the impact of suspended uneconomic rock dump recovery and recovery of increasing volumes of lower-grade material from the No 4 Dam.

Cash costs of $1,096 per ounce in fiscal 2010 increased from $719 per ounce in fiscal 2009. The increase in cash costs per ounce of gold produced was primarily attributable to the lower production at Blyvoor in fiscal 2010 and the 32% electricity cost increase in July 2009 and 25% increase in March 2010.
The following table details the operating and production results from Blyvoor for the past three fiscal years.
Year ended June 30,
2010            2009
2008
Production
Surface Operations
Ore mined ('000 tons)...........................................................................................................................
3,272           3,785
4,099
Recovered grade (oz/ton) .....................................................................................................................
0.009            0.011
0.009
Gold produced (ounces) .......................................................................................................................
29,226          40,575
37,359
Underground Operations
Ore mined ('000 tons)...........................................................................................................................
698               664
757
Recovered grade (oz/ton) .....................................................................................................................
0.111            0.134
0.137
Gold produced (ounces) .......................................................................................................................
77,226          88,898    103,813
Total ounces produced ...........................................................................................................................
106,452        129,473    141,172
Results of Operations (R)
Revenue ('000)........................................................................................................................................
861,409      1,018,527   848,229
Operating cost ('000) ..............................................................................................................................
888,180         842,329   697,281
Cash cost per ounce of gold ($)
1
............................................................................................................
1,096                719
675
Total cost per ounce of gold ($) .............................................................................................................
1,086                 739
761

Crown

Overview

We own 74% of DRDGOLD SA, which in turn owns 100% of Crown. Crown has a surface retreatment operation consisting of the Crown Central, City Deep and Knights business units, collectively referred to as Crown. ERPM’s Cason Dump surface re-treatment operation is expected to continue to operate until 2015 under the management of Crown based on the current rate of retreatment of approximately 165,000 tpm. Crown undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central Johannesburg.

At June 30, 2010, Crown had 1,138 employees, including contractors.

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

As of June 30, 2010, the net book value of Crown’s mining assets was R171.4 million with 0.9 million attributable ounces of Ore Reserves.
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
2010
The surface circuit of ERPM was incorporated into Crown for reporting purposes. Crown’s operating and financial results for fiscal 2009 and fiscal 2008 have been restated for comparative reporting purposes.
Board approval was obtained to construct a pipeline to the Ergo tailings deposition site to enable Crown to restore its deposition capacity to 600 000tpm. Restored deposition capacity provides the operation with the opportunity to bring to account potential new resources. The pipeline is scheduled for completion in August 2011.

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
Crown operates three plants with slight variations in design in each plant, with a processing capacity of approximately
1 million tpm, yielding approximately 0.01 oz/t (0.4 g/t). The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and CIL technology to extract the gold. As at June 30, 2010, the overall plant utilization was 83% as a result of the planned reduction in tonnage throughput.

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
The following capital expenditure was incurred at Crown in fiscal 2010, 2009 and 2008:
Year ended June 30,
2010
2009
2008
R’000
R’000
R’000
Crown/Ergo Pipeline Project ................................................................ 29,564 - -
Top Star Dump...................................................................................... - 14,369 21,796
Residue pipelines .................................................................................. - 5,460 2,451
Residue columns ................................................................................... - - 3,123
Mills, mill feed and control................................................................... - - 3,578
Vehicles and equipment........................................................................ 1,414 272 1,256
Tailings management ............................................................................ 13,823 21,910 8,781
Other ..................................................................................................... 1,148 1,104 1,092
45,949 43,115 42,077

Exploration and Development
Exploration and development activity at Crown involves the drilling of existing surface dumps and evaluating the potential gold bearing surface material owned by third parties that could be processed on a full treatment basis or purchased outright by Crown.
On August 28, 2006, we concluded an agreement with AngloGold Ashanti to purchase the Top Star Dump. The Top Star
Dump has been evaluated geostatistically and had a probable reserve of 5.2Mt, at a grade of 0.775g/t. The Top Star Dump mining right was granted with effect from August 21, 2008 until August 20, 2013. We expect that Top Star will contribute approximately
45,000 ounces of gold per annum for a period of 20 months. Reclamation of the Top Star Dump commenced in December 2008
Additional exploration drilling previously planned for the current fiscal year to define the uranium and sulphur potential of all Crown’s current deposition sites, has been put on hold. A feasibility study regarding the deposition of the Crown tailings on the
Brakpan tailings complex was completed in fiscal 2010 and R43 million was approved for the extension of the Brakpan tailings complex to accommodate the Crown tailings. The estimated completion date is August 2011.

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

A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place. The surface reclamation process at Crown has several environmental merits as it has removed a potential pollution source and opens up land for development. Crown has conducted its environmental management program performance assessment, which was submitted to and approved by the DMR during fiscal 2005. Crown has updated its EMP in compliance with the MPRD Act and submitted it to the DMR for approval.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for
Crown, in current monetary terms as at June 30, 2010, is approximately R157.6 million. A total of R52.3 million has been contributed to the Crown Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves and Life of Mine

As at June 30, 2010, our 74% share of the Proven and Probable Ore Reserves of Crown was 0.9 million ounces. In fiscal
2009, our 74% share of Proven and Probable Ore Reserves of Crown was 0.4 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Crown, Mr. Vivian Labuschage is the appointed Mineral Resource competent person. The current life-of-mine business plan is estimated to be fourteen years.

Current Production

Gold production for Crown was 99,410 ounces in fiscal 2010 compared to gold production of 95,616 ounces in fiscal 2009.
The increase in gold production in fiscal 2010 was mainly as a result of improved recovered grade.

In fiscal 2010, cash costs increased to $814 per ounce of gold from $647 per ounce of gold in fiscal 2009, mainly as a result of the 32% electricity cost increase in July 2009 and 25% increase in March 2010.

The following table details our attributable share of the production results from Crown for the past three fiscal years:
Year ended June 30,
2010
2009                2008
Production
Surface operations
Ore mined ('000 tons) ...................................................................................... 7,850 8,826 11,126
Recovered grade (oz/ton)................................................................................. 0.013 0.011 0.10
Gold produced (ounces)................................................................................... 99,410 95,616 110,021
Results of Operations (R)
Revenues (‘000) ................................................................................................ 834,788
733,990           661,827
Operating cost (‘000) ........................................................................................ 615,731 560,064 459,703
Cash cost per ounce of gold ($)
1
........................................................................ 814
647                   571
Total cost per ounce of gold ($)......................................................................... 895 859 659

Ergo

Overview

Ergo (comprising of Ergo Mining (Pty) Limited, or the Ergo JV, and the Elsburg Gold Mining Joint Venture, or ErgoGold)
currently consists of one operating carbon-in-leach, or CIL, circuit at the Brakpan plant, the Brakpan/Withok deposition complex purchased from AngloGold Ashanti and the Elsburg tailings complex, comprising approximately 180 Mt of tailings. Since 1987,
AngloGold Ashanti treated surface material at the Ergo JV until the operation was closed in 2005.

DRDGOLD SA, through its subsidiaries, initially owned 50% of the Ergo JV and ErgoGold. On September 29, 2008,
DRDGOLD SA acquired a further 15% interest in ErgoGold from Mintails SA resulting in DRDGOLD SA holding a 65% interest through its subsidiary, ERPM, and Mintails SA holding a 35% interest in the joint venture. On December 8, 2008, DRDGOLD acquired the remaining 35% of ErgoGold for a purchase consideration of R177.0 million. The transaction was completed on
March 31, 2009. On January 21, 2010, DRDGOLD acquired the remaining 50% of the Ergo JV from Mintails for a purchase consideration of R82.1 million. The transaction was completed on April 15, 2010 and recorded in the financial statements
1
Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

effective May 1, 2010. Ergo currently operates for its own account, under the AngloGold Ashanti authorizations, until new order mining rights have been obtained. These assets comprise servitudes, or access agreements, infrastructure, piping, equipment and old order mining rights.

At June 30, 2010, Ergo had 694 employees, including contractors.

Property
The Ergo operations are located approximately 43 miles (70 kilometers) east of the Johannesburg’s central business district in the province of Gauteng. Access to the Brakpan plant is via the Ergo Road on the N17 Johannesburg-Springs motorway.

The acquisition of the Brakpan/Withok deposition site provides Ergo with extensive additional deposition capacity commensurate with the substantial increases in tailings material and processing capacity.

The refurbishment of the first CIL circuit at the Brakpan plant now has the capacity to treat an estimated 15Mt of tailings a year. Phase 2 envisages, firstly, the expansion of the gold plant by refurbishing the second CIL circuit and, secondly, developing uranium and acid plants. The pre-feasibility study for developing uranium and acid plants has been placed on hold because of the current economic environment and the current low prices of these commodities.

As of June 30, 2010, the net book value of Ergo’s mining assets was R1,144.0 million.

History
2007
The Ergo JV founded as a DRDGOLD SA and Mintails SA joint venture.
On August 6, 2007, the joint venture parties entered into a sale of assets agreement with AngloGold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of the Ergo plant for a consideration of R42.8 million.
Additional agreements were concluded with AngloGold Ashanti on November 14, 2007 for the acquisition by Ergo of additional tailings properties and the Withok deposition complex for a payment of R45.0 million.
2008
Ergo Phase 1 was launched comprising the refurbishment and recomissioning of the Ergo plant’s first CIL circuit and the retreatment of the Elsburg and Benoni tailings complexes.
DRDGOLD acquires Mintails SA’s stake in ErgoGold for R277.0 million.
2009
Ergo Phase 1 commissioning continues; first feeder line to the Ergo Plant from Elsburg tailings complex comes into operation.
Ergo Phase 2 exploration drilling for gold, uranium and acid completed.
2010
DRDGOLD acquires control of the Ergo JV through the acquisition of Mintails SA’s 50% in the Ergo JV for
R82.1 million.
Ergo Phase 1 production ramp-up nears completion with the installation of the second Elsburg tailings complex feeder line to the Ergo plant. Construction of the Crown/Ergo pipeline commences.

Mining and Processing
Ergo undertakes the re-treatment of surface sources deposited as tailings from non-operational mining sites east of
Johannesburg.
Material processed by Ergo is sourced from secondary surface sources, namely slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period of time the material was deposited. Archive material is a secondary source of gold bearing material; however, no archive material was treated up until September 30, 2010. The metallurgical plant has a current installed capacity to treat approximately
15.0 million tonne of material per year.
The feed stock is made up of slime and is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones and CIL technology to extract the gold. As at
June 30, 2010, the overall plant utilization was 95%.

Electricity to Ergo is supplied from various Eskom supply points for the reclamation units and the tailings storage facilities. The plant is supplied from the national power grid via a secured source from the Ekurhuleni Council of 11,000 volts.
Plant sub stations are stepped down to 6,600 volts before being further reduced to 525 volts for the motor control purposes.

The following capital expenditure was incurred at Ergo in fiscal 2010, 2009 and 2008:
Year ended June 30,
2010
2009
2008
R’000
R’000
R’000
Purchase of Anglogold Ashanti assets .................................................. 33 2,577 46,513
Refurbishment of the Ergo plant........................................................... 8,167 10,427 73,995
Reclamation stations, pipeline and pumps ............................................ 38,432 126,129 30,975
Reinstatement of the Brakpan tailings facility ...................................... 197 5,584 8,594
Rehabilitation of the Brakpan tailings facility ...................................... 19,709 13,884 268
Vehicles and equipment........................................................................ 221 1,355 -
IT Infrastructure.................................................................................... 41 388 -
Uranium and acid pre-feasibility study ................................................. - 1,636 1,622
Ekurhuleni Business Development Academy (EBDA) training
facility ...................................................................................................
397                 835                     -
Other ..................................................................................................... 1,387 11,339 14,818
68,584 174,154 176,785

Exploration and Development

Exploration drilling has been done to define the uranium potential of the Elsburg complex. Independent competent person reports on uranium, sulphur and gold for the Elsburg resources and reserves have been compiled.

Environmental and Closure Aspects
Ergo is located in close proximity to significant municipal infrastructure, commercial and residential development.
Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and integrated into the internal environmental assessment process.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for
Ergo, in current monetary terms as at June 30, 2010, is approximately R159.4 million.

Ore Reserves and Life of Mine

Ergo processes the Proven and Probable ore reserves at the Elsburg and Benoni tailings complexes. As at June 30, 2010, our
74% share of the Proven and Probable Ore Reserves of Ergo was 1.2 million ounces. In fiscal 2009, our 74% share of Proven and
Probable Ore Reserves of Ergo was 1.3 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Mr. Vivian Labuschage is the appointed Mineral Resource competent person. The current life-of-mine business plan is estimated to be twelve years.

Current Production
In fiscal 2010, production increased from 3,666 ounces in fiscal 2009 to 35,332 ounces as a result of Ergo Phase 1 production ramp-up nearing completion during fiscal 2010.

Cash costs in fiscal 2010 decreased to $963 per ounce from $2,213 per ounce in fiscal 2009, mainly as a result of the ramp-
up in production.

The following table details our attributable share of the production results from Ergo for the past fiscal year:
2010                      2009
Production
Surface operations
Ore mined ('000 tons) .....................................................................................................................
13,081                     2,296
Recovered grade (oz/ton)................................................................................................................
0.003                     0.002
Gold produced (ounces)..................................................................................................................
35,332                     3,666
Results of Operations (R)
Revenue (‘000) .................................................................................................................................
294,325                   24,178
Operating cost (‘000) .......................................................................................................................
258,971                   73,422
Cash cost per ounce of gold ($)
1
.......................................................................................................
963                     2,213
Total cost per ounce of gold ($)........................................................................................................
1,330                     2,873

ERPM
Overview

We own 74% of ERPM, which is consolidated as a subsidiary, through our 74% holding in DRDGOLD SA. ERPM consists of an underground section and the Cason Dump surface retreatment operation. Underground mining at ERPM was halted in October
2008 and is included in ‘Corporate head-office and all other’ in the financial statements for segmental reporting purposes. The Cason
Dump surface retreatment operation will continue to operate until 2015 under the management of Crown based on the current rate of production of approximately 165,000tpm and has been included under Crown in the financial statements for segmental reporting purposes.

At June 30, 2010, ERPM had 77 employees, including contractors.
Property
ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg. Access is via Jet Park Road on the N12 Boksburg-
Benoni highway. Historically underground mining and recovery operations comprised relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, is conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities. Until underground mining was halted in October 2008, the mine exploited the conglomeratic South Reef,
Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area. ERPM operates under mining license ML5/1995 in respect of statutory mining and mineral rights.
At June 30, 2010, the net book value of ERPM’s mining assets was R25.9 million.
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

ERPM Extension 1 was granted by the DMR.
2007
A prospecting right, incorporating the southern section of the old Van Dyk mining lease area and a small portion of
Sallies, was granted by the DMR. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres).
2008
On April 25, 2008, ERPM gave notice of intention to restructure the work force due to operational requirements and 239 employees were retrenched during June 2008.
On October 23, 2008, ERPM announced the suspension of drilling and blasting operations underground, following the cessation of pumping of underground water at the South West Vertical shaft on October 6, 2008 for safety reasons following the deaths of two employees.
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
2010
ERPM’s surface operation, the Cason Dump, was incorporated into Crown for reporting purposes.

Mining and Processing
Underground mining operations at ERPM comprised of two vertical shafts known as FEV Shaft and the Central Shaft.
There were also three additional shafts namely the South East Vertical Shaft, or SEV Shaft, used for the transport of employees and materials and the hoisting of rock, the South West Vertical, or SWV, Shaft and the Hercules Shaft that were used for water pumping only. The Cason Dump was used for the retreatment of surface material mined from the defunct Cason shaft.
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
An additional application to extend ERPM’s existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR in fiscal 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres). Subsequent feasibility studies conducted which could eventually culminate in a deep-level mine with a life in excess of 15 years was stopped after underground mining was halted.
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

In fiscal 2007, ERPM updated its EMP to meet MPRD Act requirements and submitted it to the DMR for approval. The concurrent rehabilitation of redundant structures and holdings continued throughout fiscal 2007. The pumping infrastructure was upgraded at the South West Vertical Shaft in anticipation of the additional water from the Hercules basin. Pumping continued during fiscal 2007 and 2008 at the South West Vertical Shaft.

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

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for ERPM, in current monetary terms as at June 30, 2010, is R50.0 million. A total of R20.1 million has been contributed to the
ERPM Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves and Life of Mine

As at June 30, 2010, our 74% share of Proven and Probable Ore Reserves of ERPM are included under Crown and Ergo.
The total surface Ore Reserves comprise of 0.1 million ounces from the Cason Dump and 1.2 million ounces from the Elsburg and
Benoni tailings complexes, which will be processed over the next seven and twelve years, respectively. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM, Mr. Ryno Botha
(SACNASP) is the appointed Mineral Resource competent person.

Current Production
ERPM underground section produced no gold during fiscal 2010. Production from the surface retreatment section Cason
Dump is now reported under Crown.
The following table details our attributable share of the production results from ERPM for the past three fiscal years:
Year ended June 30,
2010               2009
2008
Production
Underground Operations
Ore mined ('000 tons)...........................................................................................................
-                 202
334
Recovered grade (oz/ton) .....................................................................................................
-              0.094
0.170
Gold produced (ounces) .......................................................................................................
-            18,935
56,812
Results of Underground Operations (R)
Revenues ('000) ......................................................................................................................
-           134,043
333,855
Operating cost ('000) ..............................................................................................................
30,788           199,722
330,789
Cash cost per ounce of gold ($)
1
............................................................................................
-               1,166
796
Total cost per ounce of gold ($) .............................................................................................
-               1,646
1,103

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

On September 10, 2007, Emperor which held a 100% interest in Tolukuma, announced its intention to divest the Tolukuma gold mine. On October 22, 2007, we sold our entire interest in Emperor.

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

Environmental and Closure Aspects
Tolukuma has been developed in accordance with an environmental plan approved by the Papua New Guinea authorities in
July 1994. Tolukuma is compliant with the Papua New Guinea Government’s regulatory requirements. To ensure continuing compliance with the government’s regulatory requirements, Tolukuma has implemented a broad-based Environmental Management and Monitoring Program, or EMMP. The measures we took to implement this program include addressing water quality, population dietary surveys and aquatic fauna and metals-in-tissue surveys. These surveys were conducted during July and September of 2003.
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

Production
Gold production from July 2007 to October 2007 was 13,427 ounces. In fiscal 2007 gold production was 44,181 ounces.
The following table details the operating and production results from Tolukuma for the past three fiscal years.

Year ended June 30,
2010                       2009
2008
Production
Underground Operations
Ore mined ('000 tons)............................................................................................. - - 62
Recovered grade (oz/ton) ....................................................................................... - - 0.22
Gold produced (ounces) ......................................................................................... - - 13,427
Results of Operations (R)
Revenues ('000) ........................................................................................................ - - 89,235
Operating cost ('000) ................................................................................................ - - 107,381
Cash cost per ounce of gold ($)
1
.............................................................................. - - 1,094
Total cost per ounce of gold ($) ............................................................................... - - 1,767

Durban Deep

Overview

The Durban Deep mine was the original gold mine of the Group. Durban Deep is situated on the northern edge of the
Witwatersrand Basin immediately to the west of Johannesburg. Mining took place within the lease area since the discovery of the
Witwatersrand Goldfield in 1886 at nearby Langlaagte.

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
¹ Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-
emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. A trial date was allocated by the High Court of South Africa for April 25, 2008, but the case was postponed. A new date has not yet been set. Dino Properties (Pty) has instituted action against the Company seeking to enforce an agreement of sale of the DRD Village entered into on September 20, 2005, alternatively payment of R195 million which is alleged to represent the market value of the property. The Company is defending this action; however, the parties have suspended the pleadings with the possibility of pursuing a settlement of the case.

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

Environmental and Closure Aspects

Rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of Registration requirements have been taken over by DRD (Pty) Ltd, which is owned by Mintails. An official liability transfer in terms of section 58 of the
MRPDA Act has been submitted to the DMR. DRDGOLD retains only the village that has no assessed liability associated with it.
The legal transfer of the liability would be dependent on the DMR's assessment of Mintail's financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is affected.
In fiscal 2010, the environmental rehabilitation liabilities reduced from R82.4 million in fiscal 2009 to R19.5 million in fiscal 2010 as a result of the transfer of liabilities in respect of mining rights over the Durban Deep mining license area which was disposed of.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for Durban Deep, in current monetary terms as at June 30, 2010, is R19.5 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the statement of financial position. A total of R21.8 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

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

Environmental and Closure Aspects

Responsibility for the mine, including the environmental rehabilitation liability, has been taken over contractually by
Mintails although the legal transfer thereof would be dependent on the DMR's assessment of Mintail's financial capability.
DRDGOLD therefore still has a contingent liability until such legal transfer is affected. Management of the West Rand Consolidated
Mines' tailings dams have been taken over by Mintails which plans to reprocess them. An EMP for the balance of the area has been submitted to the DMR as part of the conversion process of ML9/2000. The execution of the conversion is imminent.

In terms of Acid Mine Drainage (AMD) from the Western Basin, a proposal has been submitted to the regulators for an interim solution whereby the Western Basin water is pumped into the Central Basin. Water from the Central Basin is then pumped from 400m below surface and partly treated in the ERPM High Density Separation (HDS) plant before being released. The proposal is based on a Public Private Partnership and will prevent untreated water from polluting the environment until the final sustainable solution is put in place. In terms of this proposal, DRDGOLD will contribute approximately R13.4 million towards the R218 million capital required. Final approval is awaited.

In fiscal 2010, the Company transferred the environmental rehabilitation liabilities in respect of mining rights over the West
Wits mining license area which was disposed of. A total of R18.7 million previously contributed to the Environmental Trust Fund has been impaired as a result of the transfer of the liability.

Legal Proceedings
Litigation regarding environmental issues

On August 2, 2006 and September 4, 2006, two virtually identical applications were brought against DRDGOLD and its directors for relief under the MPRD Act by the Legal Resources Centre on behalf of the residents of two communities, Davidsonville and Kagiso, who reside adjacent to tailings deposition sites of the now dormant Durban Roodepoort Deep mine and the West
Witwatersrand mine, respectively. While no financial compensation is sought, the communities are seeking orders for the revision of the environmental management programmes of both sites, and for the sites to be rehabilitated and closed in accordance with the standards of the MPRD Act. DRDGOLD has filed its Appearance to Defend and Answering Affidavits in respect of both matters in the High Court of South Africa. The responsibility rests with the respondent's attorneys to either apply to the High Court for a date of hearing or file replying affidavits.
Application to reverse the granting of a mining right

In June 2008, DRDGOLD and Durban Roodepoort Deep (Pty) Limited (“DRD”) brought an application in the High Court of South Africa against Main Reef Crushers CC (MRC) and the Minister of Mineral Resources because inter alia the latter granted
MRC a mining right:
•      in respect of an old waste rock dump which is not regulated by the MPRD Act and therefore the right was unlawfully granted;
•      over an area on which DRD had already been granted a prospecting right which gives DRD the exclusive right to apply for a mining right in terms of the MPRD Act; and
•      in respect of which the Environmental Impact Assessment and the Environmental Management Programme submitted by
MRC are fatally defective.

This case was heard by the High Court on September 3, 2009 and postponed sine die. The parties are discussing a possible settlement of the mater.
Lawsuit by French shareholders
In August 2008, the Company received by post a summons issued in the Tribunal De Grande Instance [District Court] of
Paris by the Association for the Defense of the Shareholders of East Rand (the association) against DRDGOLD SA.
The claim is based on the following allegations:
•      that the members of the Association were shareholders of ERPM;
•      that the non-audited ERPM results of the six-month period from July to December 1998 were misleading regarding the
'healthiness' of ERPM prior to its winding up in 1999;
•       that the 1999 liquidation of ERPM was fraudulently approved by 15% of shareholders who were representatives of the
South African state against the interests of French shareholders; and
•       that the subsequent scheme of arrangement to remove ERPM from liquidation in 1999 was approved by 15% of shareholders without consultation with French shareholders.

On the basis of these allegations, the association is claiming a payment of 5 million euros for damages, 10 000 euros for costs and costs of suit. DRDGOLD SA has raised the point that the French Courts lack jurisdiction to hear the matter and also filed its defenses on the merits of the case.
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
Dino Properties (Pty) Limited (previously M5) has instituted action against us seeking to enforce an agreement of sale of
Durban Deep’s mine Village entered into on September 20, 2005, or alternatively payment of R195 million which is alleged to represent the market value of the property. DRDGOLD is defending this action, however, the parties have suspended the pleadings with the possibility of pursuing a settlement of the case
.

Claim for alleged damages at Blyvoor

Duffuel (Pty) Ltd and Paul Frederick Potgieter are suing DRDGOLD, DRDGOLD SA, Blyvoor and the latter's directors for alleged pollution of peat reserves which they claim to sell to the mushroom industry. The following amounts are claimed against
DRDGOLD, DRDGOLD SA, Blyvoor and the latter's directors:
•   R48,952,000 for loss of peat reserves;
•   R52,006,720 for removal of polluted peat, sealing of water in-flow & importation of unpolluted peat; and
•   R96,000 for importation of clean water for domestic use.

The defendants are defending this action and have also raised an exception on the basis that the claim is vague and embarrassing, and does not disclose a cause of action; however, the parties have suspended the pleadings with the possibility of pursuing a settlement of the case.

Competition tribunal case

On September 23, 2002, we and Harmony Gold Mining Company Limited, or Harmony, another South African gold mining company, filed a complaint with the South African Competition Commission against Mittal Steel (previously Iscor), a South African steel producer. The complaint alleges that Mittal Steel abused its dominant position by charging excessive prices for its local flat steel products and providing inducements for steel purchasers to refrain from importing competing steel products. The Competition
Commission dismissed our claim, and the matter was referred to the Competition Tribunal, who has the authority to overrule the determination of the commission. On March 27, 2007, the Competition Tribunal delivered its judgment, having made the following findings:
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

Provisional Judicial management order for Blyvoor operations
On November 9, 2009 DRDGOLD announced that in a bid to save the Blyvoor mine from liquidation, the company intended applying to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.

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
seismic activity, restoration of which was expected to take until March 2010 to complete;
•      power utility Eskom’s higher winter tariffs, compounded by a 32% price increase effective from July 1, 2009, and the likelihood of further increases in coming months; and
•      the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8 000 ounces of production.

In terms of a provisional judicial management order, the court appointed a judicial manager who has a wide range of powers at his disposal to take such actions he deems necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation. Management believed that provisional judicial management offered the best possible prospect of preventing Blyvoor’s liquidation and of restoring the operation to profitability, while protecting the interests of all stakeholders of both Blyvoor and DRDGOLD.

On April 13, 2010 the High Court of South Africa agreed to lift the provisional judicial management order. The reasons for the lifting of the provisional judicial management order were as follows:
•    Blyvoor’s return to profitability;
•    the return of Blyvoor’s trade creditors to normal payment terms;
•    an increase in Blyvoor’s monthly production; and
•    an increase in the Rand gold price.
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
•
Outlook and trend information, a review of the outlook for, and trends affecting our business.
•
Off-balance sheet arrangements.
•
Tabular disclosure of contractual obligations, being the numerical review of our contractual future cash obligations.

5A. OPERATING RESULTS

Business overview
We are a South African gold mining company engaged in underground and surface gold mining, including exploration, extraction, processing and smelting. We have operations comprising underground and surface retreatment operations, including the requisite infrastructure and metallurgical processing plants. Our operations are currently located in South Africa. As at June 30,
2010, DRDGOLD's foreign subsidiaries, which were the holding companies for its previously disposed Australasian operations, have been placed into voluntary liquidation , As at September 30, 2010, the Group has broadened its activities to include initial exploration activities on a small scale in Zimbabwe.

During the fiscal years presented in this Annual Report we divide our worldwide operations into two geographic regions, based on revenue generated from the location of the seller, as follows:
•      South Africa, comprising the deep-level Blyvoor operation, in addition to the surface retreatment operations at Crown
(includes ERPM surface retreatment operations), ERPM (represents only their underground operations), Ergo (which includes Ergo Mining (Pty) Limited (the Ergo JV) and ErgoGold, formerly the Elsburg Gold Mining Joint Venture)
(“South African Operations”). The comparative information has been adjusted to account for ERPM’s surface operations included under Crown and for ErgoGold and the Ergo JV being combined into one operation called Ergo. ERPM’s underground operation has been included under ‘Corporate head-office and all other’ in our financial statements’
operating segments.
•      Australasia, comprising Tolukuma and a 20% interest in the unincorporated Porgera Joint Venture, or Porgera
(“Australian Operations”). On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007, we sold our entire shareholding in Emperor, which included Tolukuma, to several institutional investors.

In fiscal 2010 and 2009 the South African Operations accounted for 100% of our total production and profit after tax of
R203.4 million and R110.7 million, respectively. In fiscal 2008, the South African Operations accounted for 96% of our total production and a profit after tax of R137.0 million, with the Australasian Operations accounting for the remaining 4% of our total production and a net loss after tax of R81.1 million.

Exploration activities are undertaken in South Africa and we are also exploring gold mining possibilities in Zimbabwe by conducting small scale exploration activities there.

From 1895 to 1997, our principal mining operation was the Durban Deep mine. Up to 1999, our general growth strategy was to acquire existing under-performing mines in South Africa at relatively low acquisition costs, and turn them into profitable business units by introducing low-cost mining methods and reducing costs through employing our experience in managing marginal gold mines to more efficiently utilize existing infrastructures. From 1999 to 2006 our focus was to expand our operations outside of South Africa by acquiring lower cash cost and higher margin mines than those in South Africa, through the acquisition of Tolukuma, our 20% interest in Porgera and our 78.9% interest in Emperor (Vatukoula). With the exit from our Australasian operations in 2008, our strategy has since changed to refocus on our operations in South Africa and in particular on the expansion of our surface retreatment operations. A large portion of the proceeds we received from the disposal of our Australasian operations have been utilized during fiscal 2009 and fiscal 2010 to expand our retreatment of surface tailings to recover gold. Our new strategy for the short and medium term is to enhance shareholders’ value by reducing risk, controlling costs and taking a disciplined approach to growth.
In fiscal 2010, revenue from continuing operations was slightly higher than in fiscal 2009. The effect of the higher gold price was offset by lower gold production, in particular from underground operations due to the lower grades recovered as a result of the seismic activity at Blyvoor’s underground operation at the end of fiscal 2009. In fiscal 2009 revenue from continuing operations was slightly higher than in fiscal 2008. The effect of the higher gold price was offset by lower gold production, in particular from underground due to the closure of ERPM’s underground operation. We had R188.2 million in cash and cash equivalents as at June 30, 2010 compared to R352.7 million in cash and cash equivalents as at June 30, 2009. The decrease was primarily a result of capital expenditure incurred to expand our retreatment of surface tailings to recover gold. We are able to fund our short- and medium term projects from cash and borrowing facilities.

As at June 30, 2010, we had Ore Reserves of approximately 6.0 million ounces, compared to 5.2 million ounces as at
June 30, 2009 and 4.5 million ounces as at June 30, 2008. The increase from fiscal 2009 to fiscal 2010 was mainly as a result of the higher gold price used in the Ore Reserves calculation together with the expected increase in Crown’s deposition capacity as a result of the construction of the Crown/Ergo pipeline linking Crown to Ergo’s Brakpan deposition site. The increase from fiscal
2008 to fiscal 2009 was mainly due to the inclusion of the Elsburg tailings, which belong to ERPM and form part of the Ergo operation.

Key drivers of our operating results and principal factors affecting our operating results
The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:
•      The price of gold, which fluctuates widely in dollars and rands;
•      The production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
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
The following table indicates the movement in the dollar gold spot price for the 2010, 2009 and 2008 fiscal years:
2010 fiscal year
2009 fiscal year
% change
Opening gold spot price on July 1, .................................. $935 per ounce $930 per ounce 1%
Closing gold spot price on June 30, ................................. $1,244 per ounce                       $935 per ounce                         33%
Lowest gold spot price during the fiscal year .................. $909 per ounce $713 per ounce 27%
Highest gold spot price during the fiscal year.................. $1,261 per ounce $989 per ounce 28%
Average gold spot price for the fiscal year ...................... $1,092 per ounce $873 per ounce 25%

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

A significant upward trend in the dollar gold price has been noted over the past five fiscal years. Our production has been sourced from our South African Operations and, until fiscal 2008, our Australasian Operations as well. As a result, the impact of movements in relevant exchange rates during those five fiscal years, has been significant on our operating results. The average gold price in rand and Australian dollars has fluctuated as follows:
•
Rand gold price (based on average prices for the year) increased from R6,003 per ounce in fiscal 2008 (a 30%
increase from fiscal 2007), to R7,910 per ounce in fiscal 2009 (a 32% increase from fiscal 2008) and R8,309 per ounce in 2010 (a 5% increase from fiscal 2009).
•
Australian gold price (based on average prices for the year) increased from A$812 per ounce in fiscal 2007 to
A$914 per ounce in fiscal 2008 (a 13% increase from fiscal 2007).
Based on our forecast gold price of R304,761 per kilogram for fiscal 2011, a 10% increase in the rand gold price received will increase our forecast profit after taxation by R276.8 million and a 10% decrease in the rand gold price received will decrease our profit after taxation by R276.8 million.

Gold production and operating costs
Attributable gold production from our continuing operations totaled 241,194 ounces during fiscal 2010, in comparison to
247,690 ounces in fiscal 2009, and 308,005 ounces in fiscal 2008. Our discontinued operations (comprising Tolukuma, Porgera and Vatukoula) recorded production of 13,427 ounces in fiscal 2008. There were no discontinued operations for fiscal 2010 and
2009.

Our costs and expenses consist primarily of operating costs and depreciation. Operating costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of gold. ‘Consumables and other’ is the largest component of operating costs, constituting 38% of operating costs for fiscal 2010, and labor is the second largest component of operating costs, constituting 34% of operating costs for fiscal 2010, as a large part of our mining operations are deep level underground mines which are more labor intensive.

At our continuing South African Operations, production decreased from 247,690 ounces in fiscal 2009, produced from
14.5 million tonnes milled at an average yield of 0.53g/t, to 241,194 ounces in fiscal 2010, produced from 22.6 million tonnes milled at an average yield of 0.33g/t. Production decreased from 308,005 ounces in fiscal 2008, produced from 14.8 million tonnes milled at an average yield of 0.65g/t, to 247,690 ounces in fiscal 2009, produced from 14.5 million tonnes milled at an average yield of 0.53g/t. During fiscal 2009, the average rand gold price strengthened by 32%, creating an opportunity to mine ore grades that were previously seen to be unprofitable. This increase continued in fiscal 2010, with the average rand gold price strengthening by 5%. The benefits enjoyed in fiscal 2009 by the increase in the average rand gold price were offset in fiscal 2010 by an increase in average operating costs for continuing operations of 9% compared to 40% in fiscal 2009, as a result of a more conservative approach in our mining operations, including cost cutting exercises.

Blyvoor produced 106,452 ounces from 3.6 million tonnes milled at an average yield of 0.92g/t in fiscal 2010, in comparison with 129,473 ounces from 4.0 million tonnes milled at an average yield of 1.00g/t in fiscal 2009 and 141,172 ounces from 4.4 million tonnes milled at an average yield of 1.00g/t in fiscal 2008. The decrease in production at Blyvoor in fiscal 2010 compared to fiscal 2009, was as a result of lower recovered grades from underground operations as a result of seismic activity damaging the high-grade mining areas during the last quarter of fiscal 2009 and a month long wage related strike during the first quarter of fiscal 2010. The decrease in production at Blyvoor in fiscal 2009 compared to fiscal 2008, was as a result of 17 production days being lost in the first quarter because of Section 54 closures imposed by the DMR following the fatalities; in the third quarter six production days were lost because of a lightning strike at No 5 Shaft’s electrical sub-station and during the fourth quarter there was a significant decline in grade at No 5 Shaft because of seismicity. The decrease in production at Blyvoor in fiscal 2008 compared to fiscal 2007 was from lower grades being mined due to a decision taken to move out of seismically active areas.

Crown (which has been restated to include the surface retreatment operation of ERPM) produced 99,410 ounces from 7.1 million tonnes milled at an average yield of 0.43g/t during fiscal 2010, in comparison with 95,616 ounces from 8.0 million tonnes milled at an average yield of 0.37g/t in fiscal 2009 and 110,021 ounces from 10.1 million tonnes milled at an average yield of
0.34g/t in fiscal 2008. The higher grades in fiscal 2010 compared to fiscal 2009 was a continued result of higher grade material from the Mennells and Top Star sites and the lower throughput remains as a result of constraint created by Crown’s deposition facility. The higher grades in fiscal 2009 compared to fiscal 2008 was a result of higher grade material from the Mennells and Top
Star sites and higher grade remnants from the CMR site and the decrease in throughput was intentional: it forms part of the closure plan for the Crown Tailings Deposition Facility.

ERPM (which has been restated to include only its underground production) had no underground gold production during fiscal 2010, in comparison with 18,935 ounces from 0.2 million tonnes milled at an average yield of 3.20g/t in fiscal 2009 and
56,812 ounces from 0.3 million tonnes milled at an average yield of 5.83g/t in fiscal 2008. The decrease in production at ERPM from fiscal 2008 to fiscal 2009 resulted from the discontinuation of the underground operations from October 2008.

Ergo, which commenced production in November 2008, produced 35,332 ounces from 11.9 million tonnes milled at an average yield of 0.09g/t in fiscal 2010, compared to 3,666 ounces from 2.3 million tonnes milled at an average yield of 0.05g/t in fiscal 2009. The increase is due to the first full fiscal year of production and the ramp-up of production towards full production. In fiscal 2009 the initial grade was lower than forecasted due to metallurgical challenges which have been encountered and are currently being addressed by management. A 24-hour per day pilot plant simulating the Ergo plant has been built, which can evaluate individual feeds into the full-scale plant. The most significant finding of the company’s investigations to date is that the plant performance is measurably lower than the results obtained in the laboratory bottle roll test, which is used to evaluate the leaching characteristics of the tailings dams. The company believes that it may be the case that the laboratory bottle roll conditions are more aggressive than the plant’s mechanical agitation and that some form of attrition is required on the plant to enhance leaching. Various devices are now being tested in pilot programs to establish whether laboratory results can be achieved on a larger scale. The pilot plant is constructed to help determine the optimal blend of material from the Elsburg tailings complex and the L29 dump. Improved yield should result as a consequence of an increase in volumes from the Elsburg tailings complex.

General economic factors
As at September 30, 2010, our operations are predominantly in South Africa, together with small scale exploration activities in Zimbabwe (no significant exposure), and we are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations
For the year ended June 30, 2010, 100% of our revenues were generated from South African operations, all of our operating costs were denominated in rand and we derived all of our revenues in dollars. Fiscal 2010 was marked by volatility in the dollar and an overall weakening in the dollar relative to the rand. As the price of gold is denominated in dollars and we realize our revenues in dollars, the depreciation of the dollar against the rand reduces our profitability, whereas the appreciation of the dollar against the rand increases our profitability. Based upon average rates during the respective years, the rand strengthened by
16% against the dollar in fiscal 2010, compared to a weakening by 24% against the dollar in fiscal 2009 and a weakening by 1%
against the dollar in fiscal 2008. The strengthening of the rand limited the increase in the average rand gold price received to only
7% in fiscal 2010, whereas its weakening in fiscal 2009 and 2008 contributed to the increase in the average rand gold price of
30% in both years.

As an unhedged gold producer, we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our operations or to continue the development of some or all of our projects. Our weighted average operating costs per kilogram for our continuing operations was R239,785 per kilogram of gold produced in fiscal 2010, R219,024 per kilogram of gold produced in fiscal 2009 and R156,891 per kilogram of gold produced in fiscal 2008. The average gold price received, from continuing operations, was R267,292 per kilogram of gold produced in fiscal 2010, R250,589 per kilogram of gold produced in fiscal 2009 and R192,143 per kilogram of gold produced in fiscal 2008.
Effect of inflation
In the past, our operations have been materially adversely affected by inflation. As we are unable to control the prices at which our gold is sold, if there is a significant increase in inflation in South Africa without a concurrent devaluation of the local currency or an increase in the price of gold, our costs will increase, negatively affecting our operating results.

The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the
table below:
Year ended June 30,
2010
(%)
2009
(%)
2008
(%)
The average rand/dollar exchange rate (strengthened)/weakened by............................................ (15.9) 23.7 1.3
CPI (inflation rate) ........................................................................................................................ 4.2                6.9              12.2
CPIX (inflation rate) (discontinued as from fiscal 2009).............................................................. n/a                n/a              11.6
The South African CPI inflation rate stabilized in fiscal 2010 and fiscal 2009 after a significant increase in fiscal 2008 and as at September 30, 2010, it was at 3.5%. From January 2009, the South African Reserve Bank changed the way inflation is measured by expanding the range of consumer goods used and changing the benchmark measure from CPIX (CPI minus mortgage costs) to CPI. Mortgage costs have been replaced by owners’ equivalent rental (OER) to capture housing costs, making CPIX redundant. The closest measure to CPIX is CPI minus OER.
South African political, economic and other factors
We are a South African company and, subsequent to the sale of our stake in Emperor, all our operations are based in
South Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally. South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for companies and individuals have been incrementally relaxed. It is, however, impossible to predict when the South African Government will remove exchange controls in their entirety.
South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern
African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see Item 10D.: “Exchange controls.”

On May 1, 2004, the Mineral and Petroleum Resources Development Act (MPRD Act) became effective. Prior to the introduction of the MPRD Act, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Now, all mineral rights have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights need to be converted to new order rights of use within certain prescribed periods. We have submitted certain applications in this regard. This process is described more fully under Item 4B.: “Business Overview – Governmental regulations and their effects on our business - South Africa - Common Law
Mineral Rights and Statutory Mining Rights.”
The MPRD Act makes reference to royalties being payable to the South African government in terms of the Royalty Bill.
The fourth draft of the Royalty Bill was promulgated in Parliament on August 14, 2008 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and after the deduction of capital expenditure. The Mineral and
Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African
Government Gazette on November 24, 2008 and the Mineral and the Petroleum Resources Royalty Act (Administration), No.29 of
2008 on November 26, 2008. The rate as calculated per the abovementioned formula is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the group. The registration process commenced on November 1, 2009, after which the group duly registered, and the payment of royalties commenced on March 1, 2010, with DRDGOLD payments due on June 30, 2010 and every six months thereafter. The royalty is payable on old unconverted mining rights and new converted mining rights.

Recent acquisitions and dispositions
The global gold mining industry has experienced active consolidation and rationalization activities in recent years.
Accordingly, we have been, and may continue to be, involved in acquisitions and dispositions as part of this global trend and to identify value-adding business combinations and acquisition opportunities. To ensure that our Ore Reserve base is maintained, or increased, we are currently focusing on organic growth from our existing operations, brownfields exploration in South Africa and greenfields exploration in Zimbabwe.

The following is a description of acquisitions and dispositions completed by us since July 1, 2007:

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

Top Star Dump

On August 21, 2008 a Mining Right was granted for gold recovery over the Top Star Dump, in favor of Crown by the
Department of Mineral Resources (formerly the Department of Minerals and Energy) with effect from August 21, 2008. The mining right for the Top Star Dump has been granted until August 20, 2013 and gold recovery started during December 2008.

Ergo

On June 7, 2007, we and Mintails announced the formation of Ergo, a joint venture between Mintails SA and DRDGOLD
SA. Following discussions initiated in the first quarter of 2007, the joint venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA contributed one fully refurbished carbon-in-leach, or CIL, circuit at the Brakpan plant and DRDGOLD SA contributed the Elsburg tailings complex, comprising approximately 180 Mt of tailings. This part of the project, previously referred to as Ergo Phase 1, was subsequently established under the Elsburg Gold Mining Joint Venture, or
ErgoGold. Mintails SA and DRDGOLD SA, through their subsidiaries, initially owned 50% each of ErgoGold and the Ergo JV.

On August 6, 2007, the joint venture parties entered into a sale of assets agreement with AngloGold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of the Ergo plant for a consideration of R42.8 million. These assets will be operated by Ergo for its own account, under the AngloGold Ashanti authorizations, until new order mining rights have been obtained. These assets consist of servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material.

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
Additional agreements were concluded on November 14, 2007 for:
•       the acquisition by Ergo of additional tailings properties and the Withok deposition complex from AngloGold Ashanti for a payment of R45.0 million and assumption of rehabilitation obligations; and
•      the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some
105 Mt, from Pamodzi Gold Limited. The Grootvlei properties formed part of the Mintails SA contribution to the expanded the Ergo JV.
Ergo Phase 1 (ErgoGold) involved the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15Mt of tailings a year, for the recovery of approximately 75,000 ounces of gold a year. Ergo Phase 2 includes the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants. Ergo is managed by
Crown.
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

On January 21, 2010, DRDGOLD SA through its subsidiary ERPM, acquired the remaining 50% interest in the Ergo JV from Mintails SA for a total consideration of R82.1 million, consisting of R62.1 million in cash and payment of the balance of
R20.0 million with DRDGOLD’s shares in Witfontein Mining (Pty) Limited. The acquisition was completed on April 15, 2010 and was recorded in the financial statements effective May 1, 2010.

DRDGOLD treats ErgoGold and the Ergo JV as one operating segment and includes their respective financial results within their Annual Report in accordance with IFRS 8 (Operating Segments). Furthermore, the company’s management believes it is appropriate to present ErgoGold and the Ergo JV together in this discussion as they share the same infrastructure, human resources and mineable material, with ErgoGold being focused on the extraction of gold from the re-treatment of the Elsburg and
Benoni deposition sites and the Ergo JV being an exploration project focused on the extraction of uranium and further gold from a range of deposition sites (including the Elsburg and Benoni sites).

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

On June 30, 2010 DRDGOLD signed heads of agreement with White Water Resources Limited (White Water), in terms of which White Water would acquire the prospecting rights over ERPM Extensions 1 and 2 and the mining right over ERPM
Extension 1 from ERPM. ERPM’s mining right application over ERPM Extension 1 is pending. Both extensions are contiguous to the ERPM mining lease area. The purchase consideration for the prospecting and mining rights was R18.5 million and would be settled through the issue to ERPM of 74 million ordinary shares in White Water and 26 shares in a special purpose vehicle (SPV) to be created, which would hold the assets acquired by White Water from ERPM in accordance with the terms of the transaction.

In the event that the Department of Mineral Resources did not approve the transfer of one or more of the prospecting or mining rights, the consideration would be reduced to R9.3 million to be settled through the issue to ERPM of 37 million ordinary shares in White Water and 26 ordinary shares in the SPV.

The transaction was subject to the successful conclusion of various conditions precedent, including its approval by White
Water shareholders and the DRDGOLD Board of Directors. The DRDGOLD Board of Directors did not approve the transaction and the disposal will not proceed.

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
seismic activity, restoration of which was expected to take until March 2010 to complete;
•      power utility Eskom’s higher winter tariffs, compounded by a 32% price increase effective from July 1, 2009, and the likelihood of further increases in coming months; and
•      the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8,000 ounces of production.
In terms of a provisional judicial management order, the court appointed a judicial manager who has a wide range of powers at his disposal to take such actions he deems necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation. Management believed that provisional judicial management offered the best possible prospect of preventing Blyvoor’s liquidation and of restoring the operation to profitability, while protecting the interests of all stakeholders of both Blyvoor and DRDGOLD.

On April 13, 2010 the High Court of South Africa agreed to lift the provisional judicial management order. The reasons for the lifting of the provisional judicial management order were as follows:
•   Blyvoor’s return to profitability;
•   the return of Blyvoor’s trade creditors to normal payment terms;
•   an increase in Blyvoor’s monthly production; and
•   an increase in the Rand gold price.
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
On December 9, 2008, Argonaut Financial Services (Pty) Ltd, Mintails SA (Pty) Ltd and Witfontein Mining (Pty) Ltd,
entered into a share purchase agreement (SPA) which resulted in Argonaut Financial Services (Pty) Limited (a wholly owned subsidiary of DRDGOLD) and Mintails SA each owning 50% of the shareholding of Witfontein as well as being authorized to each appoint 50% of the board. Previously Mintails SA owned 100% of the issued share capital of Witfontein. Witfontein was to be used as a future deposition establishment facility (i.e. slime deposition). On January 21, 2010, DRDGOLD SA through its subsidiary ERPM, acquired the remaining 50% interest in the Ergo JV from Mintails for a total consideration of R82.1 million.
The purchase consideration was paid in cash in the amount of R62.1 million and the balance of R20.0 million was paid with
DRDGOLD’s shares in Witfontein Mining (Pty) Limited.

In January 2009 we completed the acquisition of 28.33% of the shares in West Wits SA (Pty) Limited, a subsidiary of
West Wits Mining Limited, an Australian based listed company. The formation of the company was to explore, evaluate and potentially extract gold and uranium from the West Rand Goldfield of South Africa's Witwatersrand Basin.

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

On April 1, 2010, the Company announced that through mutual agreement the offer made by Aurora Empowerment
Systems (Pty) Limited to purchase a 60% interest in Blyvoor for a cash consideration of R295 million, which was payable on June
29, 2010, and to provide a R80 million loan facility over a six month period, was withdrawn following announcement of the offer on December 2, 2009.

Key financial and operating indicators

The financial results for the years ended June 30, 2010, 2009 and 2008 below are stated in accordance with IFRS as issued by the IASB.

We consider the key performance measures for the growth of our business and its profitability to be gold revenue, production, operating costs, cash costs per kilogram and total costs per kilogram, capital expenditure and Ore Reserves. The following table presents the key performance measurement data for the past three fiscal years:
Operating data

Continuing operations

Year ended June 30,
2010
2009
2008
Revenue (R'000) .........................................................................................................
1,990,522            1,910,738           1,843,912
Gold production (ounces) ...........................................................................................
241,194               247,690              308,005
Gold production (kilograms).......................................................................................
7,502                   7,704                  9,580
Revenue (R/kilogram).................................................................................................
265,332               248,019              192,472
Average gold price received (R/kilogram)..................................................................
267,292               250,589              192,143
Operating costs (R'000) ..............................................................................................
1,798,866            1,687,359           1,503,015
Operating costs (R/kilogram)
1
....................................................................................
239,785               219,024              156,891
Total costs (R/kilogram)
1
............................................................................................
237,123               237,344              183,488
Capital expenditure - cash (R'000)..............................................................................
194,018               345,132              251,180
Ore Reserves (ounces) ................................................................................................
6,027,000            5,220,000           4,510,000

Discontinued operations
2
Year ended June 30,
2010                   2009
2008
Revenue (R'000) .........................................................................................................
-                         -
89,235
Gold production (ounces) ...........................................................................................
-                         -
13,427
Gold production (kilograms).......................................................................................
-                         -
417
Revenue (R/kilogram).................................................................................................
-                         -
213,992
Operating costs (R'000) ..............................................................................................
-                         -
124,437
Operating costs (R/kilogram)¹....................................................................................
-                         -
298,410
Total costs (R/kilogram)
1
............................................................................................
-                         -
631,149
Capital expenditure (R'000) ........................................................................................
-                         -
47,572
Ore Reserves (ounces) ................................................................................................
-                         -                          -

1
Operating costs per kilogram and total costs per kilogram are non-IFRS financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.:
“Operating Results” Under “Reconciliation of cash cost per kilogram, total costs and total costs per kilogram.”
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

Revenue
Revenue is derived from the sale of gold. The following table analyzes the revenue per operation:

Year ended June 30,
2010
R'000
2009
R'000
2008
R'000
Continuing operations
Blyvoor ............................................................................................................................... 861,409        1,018,527            848,230
Ergo
1
................................................................................................................................... 294,325             24,178 -
Crown
2
................................................................................................................................ 834,788           733,990            661,827
ERPM
2
................................................................................................................................ -           134,043           333,855
Total ...................................................................................................................................                1,990,522        1,910,738       1,843,912
Discontinued operations
3
Tolukuma............................................................................................................................ -                      - 89,235
Total ...................................................................................................................................
-                      -
89,235

Revenue from continuing operations increased from R1,910.7 million in fiscal 2009 to R1,990.5 million in fiscal 2010.
This increase was a consequence of the higher average gold price received by us of R265,332 per kilogram of gold produced, compared to R248,019 per kilogram of gold produced in fiscal 2009. The increase in revenue due to the higher average gold price received was offset by lower gold production at Blyvoor as a result of the seismic activity during the last quarter of fiscal 2009 and a month long wage related strike during the first quarter of fiscal 2010 at Blyvoor (discussed in more detail below under
“Gold production”), which resulted in production decreasing from 247,690 ounces in fiscal 2009 to 241,194 ounces in fiscal 2010.
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
1
Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired Mintails’ 50% interest in the
Ergo JV, resulting in the Group owning 100%.
2
Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
3
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold Emperor. As a result we report the Tolukuma information as a discontinued operation and all other operations as continuing operations.

Gold production
The following table analyzes the attributable production per operation:
Production in Year ended June 30
2010                                       2009                                      2008
Ounces           Kilograms         Ounces          Kilograms         Ounces        Kilograms
Continuing operations
Blyvoor ..........................................................
106,452                  3,311
129,473                  4,027       141,172               4,391
Surface operations........................................ 29,226 909         40,575                 1,262          37,359              1,162
Underground operations............................... 77,226                  2,402         88,898                 2,765   103,813              3,229
Ergo
1
.............................................................. 35,332                  1,099           3,666                    114 - -
Crown
2
........................................................... 99,410                   3,092         95,616                 2,974   110,021             3,422
ERPM
2
........................................................... - -         18,935      589        56,812              1,767
Surface operations........................................ -                          -                  -                          -                 -                     -
Underground operations............................... - -          18,935 589        56,812              1,767
Total attributable production .....................
241,194                   7,502
   247,690                 7,704
   308,005             9,580
Total South African Operations .................
241,194                   7,502
   247,690                 7,704
   308,005             9,580
Discontinued operations
3
Tolukuma....................................................... -                          -                    -                        -    13,427 417
Total
Australasian
Operations
-                          -                    -                        -
  13,427
417
For fiscal 2010, our total attributable gold production from continuing operations decreased by 6,496 ounces, or 3%, to
241,194 ounces from 247,690 ounces produced in fiscal 2009.

At Blyvoor, total production declined by 18% to 106,452 ounces from 129,473 ounces in fiscal 2009, reflecting a 13%
decrease in production from the underground operations to 77,226 ounces from 88,898 ounces in fiscal 2009 and a 28% decrease in production from surface operations to 29,226 ounces from 40,575 ounces in fiscal 2009. The decrease in underground production was as a result of lower recovered grades following seismic activity which damaged high-grade mining areas during the last quarter of fiscal 2009. As a consequence, the grade recovered from underground operations decreased from 4.59g/t in fiscal 2009 to 3.79g/t in fiscal 2010. A month long wage related strike during the first quarter of fiscal 2010 also contributed to the decrease in total production. The decrease in the surface production is due to lower volumes recovered from lower grade tailings material available and to the discontinuation of the treatment of uneconomic rock dump material.

At Ergo, fiscal 2010 was the first full year of production, since production commenced at the end of the second quarter of fiscal 2009. Ergo has now reached a steady state of production, although engineering modifications at the Ergo plant to improve recovered grades are still underway as at September 30, 2010. Ergo’s recovered grade improved from 0.05g/t in fiscal 2009 to
0.09g/t in fiscal 2010.
At Crown, there was a 4% increase in gold production to 99,410 ounces from 95,616 ounces in fiscal 2009 because of a
16% improvement in recoveries from 0.37g/t in fiscal 2009 to 0.43g/t in fiscal 2010. The increase was partly offset by a reduction of throughput to 7,122,000 tonnes from 8,007,000 tonnes because of the continued impact of deposition constraints at Crown’s deposition facility.

At ERPM, underground operations ceased in October 2008 and have been permanently halted. As a result ERPM had no underground production in fiscal 2010, compared to 18,935 ounces in fiscal 2009.

For fiscal 2009, our total attributable gold production from continuing operations decreased by 60,315 ounces, or 20%, to
247,690 ounces from 308,005 ounces produced in fiscal 2008.
1
Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%. The Ergo JV has not yet produced gold and was a joint venture, where the
Group owned 50% and the Mintails group owned 50%. Effective May 1, 2010 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%.
2
Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
3
On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold Emperor to 26 institutional investors drawing a close to our mining investments in Australasia. As a result we report the 2008 information relating to Tolukuma as a discontinued operation and all other operations as continuing operations.

At Blyvoor, total production declined by 8% to 129,473 ounces from 141,172 ounces in fiscal 2008, reflecting a 14%
decrease in gold from the underground operations to 88,898 ounces from 103,813 ounces in fiscal 2008 and a 9% increase in gold from surface sources to 40,575 ounces from 37,359 ounces in fiscal 2008. The decline was a result of the loss of seventeen production days underground during the first half of the 2009 fiscal year as a result of the Section 54 closures imposed by the
DMR’s Safety Inspectorate following three fatalities, and included two days of mourning called by the National Union of
Mineworkers. In addition, in the third quarter of fiscal 2009, six production shifts were lost at No 5 Shaft following a lightning strike at the shaft’s electrical sub-station. The increase in surface production is mainly as a result of an improvement in the grade from 0.31g/t in fiscal 2008 to 0.37g/t in fiscal 2009.

At Ergo, gold production commenced at the end of the second quarter of fiscal 2009 and work on the elution plant was completed in April 2009. While volume flows from the first circuit (the Benoni dump) were satisfactory, initial recoveries of
0.04g/t at the end of June 2009 were below project specifications. This required a number of engineering modifications.
At Crown, there was a 13% reduction in gold production to 95,616 ounces from 110,021 ounces in fiscal 2009 because of a 21% decline in throughput to 8,007,000 tonnes from 10,094,000 tonnes. This reduction in throughput was intentional: it formed part of the closure plan for the Crown Tailings Deposition Facility. This decrease was partly offset by an increase in grade from
0.34g/t to 0.37g/t in fiscal 2009. The higher grade in fiscal 2009 compared to fiscal 2008 was a result of higher grade material from the Mennells and Top Star sites and higher grade remnants from the CMR site.

At ERPM, the underground operations ceased in October 2008 and have been permanently halted. As a result underground production at ERPM decreased from 56,812 ounces in fiscal 2008 to 18,935 ounces in fiscal 2009.
A more detailed review of gold production at each of our operations is provided under Item 4D.: “Property, Plant and
Equipment.”
Cash costs
1
and total costs
2
per kilogram
Our operational focus is to increase production, improve productivity and control costs. For fiscal 2010, cash costs from our continuing operations increased to R239,785 per kilogram of gold from R219,024 per kilogram of gold in fiscal 2009. Total costs from our continuing operations decreased to R237,123 per kilogram of gold from R237,344 per kilogram of gold in fiscal 2009. The increase in cash costs per kilogram of gold produced in fiscal 2010 was due to price increases in key consumables (labor, consumables and electricity) and lower production. The decrease in total costs from continuing operations was due to R156.7 million profit on disposal (placed into voluntary liquidation) of our foreign subsidiary companies, which were the holding companies of our foreign operations.

For fiscal 2009, cash costs from our continuing operations increased to R219,024 per kilogram of gold from R156,891 per kilogram of gold in fiscal 2008. Total costs from our continuing operations increased to R237,344 per kilogram of gold from
R183,488 per kilogram of gold in fiscal 2008. The increase in cash costs per kilogram of gold produced in fiscal 2009 was also due to price increases in key consumables (labor, consumables and electricity) and lower production.

Reconciliation of cash costs per kilogram, total costs and total costs per kilogram
Cash costs of production include costs for all mining, processing, administration, royalties and production taxes, but exclude depreciation, depletion and amortization, rehabilitation, retrenchment costs and corporate administration costs. Cash costs per kilogram are calculated by dividing operating costs by kilograms of gold produced. Cash costs per kilogram have been calculated on a consistent basis for all periods presented.
Total operating costs include cash costs of production, depreciation, retrenchment costs, depletion and amortization and the accretion of rehabilitation, reclamation and closure costs.
Total costs, as calculated and reported by us, include total operating costs, plus other operating and non-operating income, finance expenses and other operating and non-operating costs, but exclude taxation, minority interest, profit or loss from associates and the cumulative effect of accounting changes. These costs are excluded as the mines do not have control over these costs and they have little or no impact on the day-to-day operating performance of the mines. Total costs per kilogram are calculated by dividing total costs by kilograms of gold produced. Total costs and total costs per kilogram have been calculated on a consistent basis for all periods presented.

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

A reconciliation of operating costs to total costs, cash costs per kilogram and total costs per kilogram, for each of the three years ended June 30, 2010, 2009 and 2008 is presented below. In addition, we have also provided below details of the amount of gold produced by each mine for each of those periods.

For the year ended June 30, 2010
(in R'000, except as otherwise noted)

Continuing Operations
Blyvoor
Ergo
1
Crown
2
ERPM
2
Other
3
Total South
African
Operations
Other-
Offshore
Operations
Total
Continuing
Operations
Operating costs
4
...............................................
888,180 258,971 615,731 30,788
5,196     1,798,866
-
1,798,866
Plus:
Depreciation.....................................................                          32,616 95,418 61,005 1,452 278
190,769
-
190,769
Retrenchment costs..........................................                        10,925 - - 4,029 5,173
20,127
-
20,127
Movement in provision for environmental
rehabilitation....................................................
1,246 578 (16,994) (4,618) (68,246)
(88,034)
-
(88,034)
Movement in gold in progress ......................... (33,766) (5,215) 9,040 - -
(29,941)
-
(29,941)
Total operating costs........................................
899,201 349,752 668,782 31,651
(57,599)     1,891,787
-
1,891,787
Plus:
(Reversal of impairments)/Impairments .......... - - (12,514) - 18,738
6,224
-
6,224
Administration expenses and general costs .....                         5,609 6,169 19,752 18,541 6,765
56,836
190
57,026
Finance income................................................ (36,556) (814) (4,879) 17,150 (19,980)
(45,079)      (155,194)
(200,273)
Finance expenses ............................................                        11,730 2,574 5,931 36,799 (32,902)
24,132
-
24,132
Total costs .........................................................
879,984 357,681 677,072 104,141
(84,978)     1,933,900      (155,004)      1,778,896
Gold produced (ounces).....................................                       106,452 35,332 99,410 - -
241,194
-
241,194
Gold produced (kilograms) ................................ 3,311 1,099 3,092 - -
7,502
-
7,502
Cash costs per kilogram (R per kilogram) ......... 268,251 235,642 199,137 - -
239,785
-
239,785
Total costs per kilogram (R per kilogram).........                          265,776 325,460 218,975 - -
257,785
-
237,123

1
Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the
Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired Mintails’ 50%
interest in the Ergo JV, resulting in the Group owning 100%.
2
Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
3
Relates to other non-core operating entities within the Group.
4
Operating costs equate to cash costs of production.

For the year ended June 30, 2009
(in R'000, except as otherwise noted)

Continuing Operations
Blyvoor
Ergo
1
Crown
2
ERPM
2
Other
3
Total South
African
Operations
Other-
Offshore
Operations
Total
Continuing
Operations
Operating costs
4
...............................................
842,329 73,422 560,064 199,722           11,822
1,687,359
-
1,687,359
Plus:
Depreciation.....................................................                       29,273 30,784 38,112 607                441
99,217
-
99,217
Retrenchment costs..........................................                               - - - 30,681 4,241
34,922
-
34,922
Movement in provision for environmental
rehabilitation....................................................
(426) (2,825) 11,002 (11,023)            22,817
19,545
-
19,545
Movement in gold in progress ......................... 9,445 (11,232) (5,231) - -
(7,018)
-
(7,018)
Total operating costs........................................
880,621 90,149 603,947 219,987            39,321
1,834,025
-
1,834,025
Plus:
Impairments .....................................................                                - - 121,474 53,012        (99,348)
75,138
-
75,138
Administration expenses and general costs .....                    16,719 2,810 19,980 16,592 18,662
74,763
8,820
83,583
Finance income................................................ (44,207) (16) (9,029) (32,991)       (120,752)
(206,995)
1,004
(205,991)
Finance expenses ............................................                      12,889 2,372 7,563 25,350 (16,749)
31,425
10,318
41,743
Total costs .........................................................
866,022 95,315 743,935 281,950       (178,866)
1,808,356
20,142
1,828,498
Gold produced (ounces)..................................... 129,473 3,666 95,616 18,935 -
247,690
-
247,690
Gold produced (kilograms) ................................ 4,027 114 2,974 589 -
7,704
-
7,704
Cash costs per kilogram (R per kilogram) .........
209,170 644,053 188,320 339,087 -
219,024
-
219,024
Total costs per kilogram (R per kilogram).........                        215,054 836,096 250,146 478,693 -
234,729
-
237,344
1
Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the
Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%. The Ergo JV has not yet producing gold and was a joint venture, where the Group owned 50% and the Mintails group owned 50%. Effective May 1, 2010 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%.
2
Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
3
Relates to other non-core operating entities within the Group.
4
Operating costs equate to cash costs of production.

For the year ended June 30, 2008
(in R'000, except as otherwise noted)

Continuing Operations
Discontinued Operations
Blyvoor
Crown
1
ERPM
1
Other
2
Total South
African
Operations
Other-
Offshore
Operations
Total
Continuing
Operations
Porgera
3
Tolukuma
3
Other
2
Total
discontinued
operations
Operating costs
4
...............................................
697,281 459,703 330,789
15,242      1,503,015
-      1,503,015
- 107,381 17,056
124,437
Plus:
Depreciation.....................................................                          22,671 24,273 21,544 589
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
30,171
- 3,868 151
4,019
Movement in gold in progress ......................... (14,373) (1,354) 484 -
(15,243)
-
(15,243)
- 9,675 384
10,059
Total operating costs........................................
706,537 502,956 369,321
19,550     1,598,364
-     1,598,364
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
115,636
(7,568)
108,068
(7,144) (4,745) 71,514
59,625
Total costs .........................................................
785,142 530,380 458,391
(2,892)     1,771,021
(13,210)     1,757,811      (201,129)
173,518 290,800
263,189
Gold produced (ounces)..................................... 141,172 110,021 56,812 -
308,005
-
308,005
- 13,427 -
13,427
Gold produced (kilograms) ................................ 4,391 3,422 1,767 -
9,580
-
9,580

417
Cash costs per kilogram (R per kilogram) .........
158,798 134,338 187,204 -
156,891
-
156,891
- 257,508 -
298,410
Total costs per kilogram (R per kilogram).........                          178,807 154,991 259,418 -
184,866
-
183,488
- 416,110 -
631,149
1
Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
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
4
Operating costs equate to cash costs of production.

Capital expenditure
During fiscal 2010, total capital expenditure (cash) relating to continuing operations was R194.0 million, compared to
R345.1 million in fiscal 2009, a decrease of 44%. Capital expenditure decreased, because most of the capital for Phase 1 of the
Ergo project was incurred during fiscal 2009. In fiscal 2010, Ergo spent R34.4 million for the installation and development of infrastructure, Crown spent R29.6 million on the commencement of the Crown/Ergo pipeline project and R16.1 million on tailings deposition site maintenance and vehicles and equipment, Blyvoor spent R79.6 million mainly for opening up and development and equipment renewals. For a detailed summary of capital expenditure, see item 4D.: “ Property, Plant and Equipment”.
During fiscal 2009, total capital expenditure (cash) relating to continuing operations was R345.1 million, compared to
R251.1 million in fiscal 2008, an increase of 37%. Capital expenditure increased, mainly due to R178.4 million spent specifically on Phase 1 of the Ergo project for installation and development of new infrastructure, R17.2 million for mining properties at ERPM,
R39.6 million went towards the completion of reclamation and ancillary equipment for Top Star, tailings deposition site maintenance and installation of reclamation equipment for the recommencement of the 3A17 areas at Crown, R41.4 million for development of infrastructure at Blyvoor and specifically for the Way Ahead project (WAP project) at a cost of R10.1 million. For a detailed summary of capital expenditure, see item 4D.: “ Property, Plant and Equipment”.
Subsequent to June 30, 2010 and up to September 30, 2010 we spent R59.4 million on capital expenditure relating mainly to:
•      Blyvoor for opening up and development amounting to R14.5 million;
•      Crown for the Crown/Ergo pipeline project amounting to R17.9 million;
•      Ergo for construction and commissioning of the upgrading of the second CIL circuit amounting to R0.9 million and the
Brakpan tailings facility rehabilitation amounting to R7.6 million; and
•      Zimbabwe exploration amounting to R2.0 million.

Ore Reserves
As at June 30, 2010, our Ore Reserves from continuing operations were estimated at 6.0 million ounces, as compared to approximately 5.2 million ounces at June 30, 2009, representing a 15% increase. The increase is mainly due to an increase in the
Rand gold price. Excluding the effect of depletion, our Ore Reserves increased by 1.0 million ounces, or 19%. At June 30, 2009, our
Ore Reserves from continuing operations were estimated at 5.2 million ounces, as compared to approximately 4.5 million ounces at
June 30, 2008, representing a 16% increase. Excluding the effect of depletion, our Ore Reserves increased by 0.9 million ounces, or
20%.

We seek to increase our Ore Reserves through development and to acquire additional new Ore Reserves through acquisitions as well as exploration.

Year ended June 30,
2010                                     2009                                    2008
Ounces     Kilograms      Ounces      Kilograms     Ounces     Kilograms
‘000
‘000
‘000
Continuing operations
Blyvoor ......................................................... 3,973 123,544 3,519 109,453 3,332 103,650
Crown ...........................................................               858 26,667              410 12,739 535 16,641
ERPM ...........................................................                      - - - - 582 18,108
Ergo
1
.............................................................           1,196 37,192          1,291 41,697 61 1,906
Total Ore Reserves from continuing
operations ....................................................          6,027
187,403          5,220
163,889
4,510
140,305
Discontinued operations
Porgera Joint Venture ...................................                   -
-
-
-                  -                      -
Tolukuma......................................................                     - - - - 108 3,354
Total Ore Reserves from discontinued
operations ....................................................                 -
-
-
-              108              3,354

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
•    Reclamation and environmental costs
•    Post-retirement medical benefits
•    Financial instruments
Management has discussed the development and selection of each of these critical accounting policies with the Board of
Directors and the Audit Committee, both of which have approved and reviewed the disclosure of these policies. Our significant accounting policies relating to our accounting estimates and judgments are described in more detail in note 1 to the consolidated financial statements. Refer to Item 18.: “Financial statements’’. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18.: “Financial statements’’.
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
This rate is then applied to actual costs capitalized to date to arrive at the depreciation expense for the period. Proven and Probable
Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves. Changes in management’s estimates of the quantities of economically recoverable reserves impact depreciation on a prospective basis. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management’s estimate of the total Proven and
Probable Ore Reserves would impact the depreciation charges recorded in our consolidated financial statements. The prevailing market price of gold at the end of the financial year was R208,287, R236,227 and R306,081 per kilogram for the fiscal years ended June 30, 2008, 2009 and 2010, respectively.
1
Ergo’s Ore Reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM.

Impairment of property, plant and equipment
The carrying amounts of assets, other than inventories and deferred tax assets are reviewed at each statement of financial position date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term “recoverable minerals” means proved and probable ore reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R208,287, R236,227 and R306,081 per kilogram for the fiscal years ended June 30, 2008, 2009 and 2010, respectively. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets, or the cash-
generating unit. An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss.
The recoverable amount of property, plant and equipment is generally determined utilizing discounted future cash flows. We also consider such factors as our market capitalization, the quality of the individual ore body and country risk in determining the recoverable amount. During fiscal 2010, R6.2 million was recorded as impairment and during fiscal 2009 and 2008, R72.4 million and R116.5, respectively, were recorded as impairment by applying these principles. In fiscal 2010, we calculated the recoverable amount based on updated life-of-mine business plans, a gold price of R311,636 per kilogram in year one escalating at 5.8% per annum, and a discount rate of 13.7%. With a 10% reduction in the gold price to R280,472 per kilogram, an impairment of R731.6 million would be raised, or at an increase in the discount rate of 0.6 percentage points to 14.3%, the group would start to raise an impairment of the mining assets. The increase in discount rate from 12.5% in fiscal 2009 to 13.7% in fiscal 2010, was as a result of the increase in the South African market risk premium which increased from 8.0% to 11.6% and had been offset by a decrease in the debt interest rate (after adjusting for the impact of taxation) from 9.36% to 7.2%. The decrease in the escalation rate from 7.42% in fiscal 2009 to 5.8% in fiscal 2010 was a result of lower inflation rates from 6.96% (CPI) down to 4.2% (CPI).

As at June 30, 2010, the net asset value as per the statement of financial position amounting to R1,650.0 million, exceeded the company’s market capitalization amounting to R1,312.5 million. This is an indicator of possible impairment in accordance with paragraph 12 of IAS 36 – Impairment of assets (International Financial Reporting Standards (IFRS)). Management has assessed the recoverable amounts of the mining assets through each operation’s respective life-of-mine plans, using the value in use method and the assumptions mentioned in the aforementioned paragraph, and determined that no impairment is required.

Deferred income and mining taxes

Deferred taxation is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.

The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows. We consider all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors included profitability of the operations and a higher gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. As at June 30, 2010 we recognized a deferred tax asset of R140.7 million, (June 30, 2009:
R165.1 million, and June 30, 2008: R81.6 million). The amount recognized at June 30, 2010 is based on a future gold price received of R311,636 per kilogram in year one, escalating at an average of 5.8% per annum. At a 10% lower gold price received of R280,472 per kilogram, there will be no reduction in the deferred tax asset. Ergo is still a new project, however its performance for the current year has improved from the prior year and is expected to be sustainable in the foreseeable future. Should Ergo’s performance not be sustainable, it could impact the related deferred tax asset negatively.

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
An average discount rate of 8.95%, average inflation rate of 5.76% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (fiscal 2009: average discount rate of
8.25%, average inflation rate of 5.7% and fiscal 2008: average discount rate of 11.0% and inflation rate of 8.9%). During fiscal 2010 there was a net increase in the provision of R6.4 million and due to the acquisition of the remaining 50% interest in the Ergo JV an increase amounting to R79.0 million (during fiscal 2009 there was a net increase in our provision of R1.9 million). Charges to profit or loss for the environmental rehabilitation of R88.0 million (benefit raised which includes the transfer of liabilities to the amount of
R63.4 million and R4.8 million relating to the disposal of the mining rights of Durban Roodepoort Deep and West Witwatersrand
Gold Mine (Pty) Limited, respectively), R19.5 million and R34.2 million were raised in fiscal 2010, 2009 and 2008, respectively.
Unwinding of the provisions amounting to R10.8 million, R9.8 million and R4.7 million was recorded in fiscal 2010, 2009 and 2008, respectively.

In South Africa, annual contributions are made to dedicated Rehabilitation Trust Funds, which are to be used to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

Post-retirement medical benefits
Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. We have an obligation to provide medical benefits to certain of our pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. Actuarial gains and losses are recognized immediately in profit or loss. Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, retirement age, spouse age gap, continuation at retirement and proportion married at retirement. At June 30, 2010 a provision of R12.5 million (June 30, 2009:
R42.5 million, June 30, 2008: R21.5 million) for post-retirement medical benefits has been raised. During fiscal 2010, we benefitted R29.7 million (expensed 2009: R21.0 million; 2008: R2.5 million) relating to these post-retirement medical benefits.
The benefit in fiscal 2010 was brought about by an actuarial valuation after management revised their assumptions used in this provision as a result of a project initiated during fiscal 2010 to optimize the synergies of our surface retreatment operations and the resulting possibility of a settlement of existing post retirement medical benefits. An independent legal opinion was obtained in this regard. While we believe that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may have an impact on earnings in the periods where the changes in the assumptions occur.
Financial instruments

Financial instruments recognized on the statement of financial position include investments, trade and other receivables, cash and cash equivalents, long- and short-term interest-bearing borrowings, trade and other payables, and bank overdrafts.
Financial instruments are initially recognized at fair value and include any directly attributable transaction costs, except those financial instruments measured at fair value through profit or loss.

If the value of the financial instrument cannot be obtained from an active market, we have established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, refined to reflect the issuer’s specific circumstances. Preference shares are measured at amortized cost based on expected future discounted cash flows. The original risk adjusted discount rate of 13% is used when estimating the future liability and are re-measured on an annual basis. This original risk adjusted discount rate is replaced with a risk adjusted market rate to determine a fair value on an annual basis.

Operating results

Comparison of financial performance for the fiscal year ended June 30, 2010 with fiscal year ended June 30, 2009

Revenue
The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2010 in comparison to fiscal 2009:
Impact of change in volume
R’000
Total
revenue
2009
Acquisitions
Internal
growth/
(decline)
Impact of
change in
price
Net change
Total
revenue
2010
Blyvoor ........................................... 1,018,527 - (181,094)              23,976           (157,118)              861,409
Ergo
1
............................................... 24,178                              - 208,906 61,241              270,147             294,325
Crown
2
............................................ 733,990 - 29,123 71,675              100,798              834,788
ERPM
2
............................................ 134,043 - (134,043) - (134,043) -
Total Operations ...........................
1,910,738
-
(77,108)
156,892
79,784
1,990,522

Revenue for fiscal 2010 increased by R79.8 million, or 4.2%, to R1,990.5 million, primarily due to the higher gold price received. The average gold price increased from R248,019 per kilogram in fiscal 2009 to R265,332 per kilogram in fiscal 2010.
The impact of the increase in the gold price was offset by the decrease in production at ERPM due to its underground operation ceasing production in October 2008 and due to a decrease in production at Blyvoor as a result of the seismic events during the last quarter of fiscal 2009 and the month-long labor strike.
Operating costs
The following table illustrates the year-on-year change in operating costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2010 in comparison to fiscal 2009:
Impact of change in
volume
R’000
Total
operating
costs
2009
Acquisit
ions
Internal
growth/
(decline)
Impact of
change in
costs     Net change
Total
operating
costs
2010
Blyvoor .............................................. 842,329                    - (149,766)              195,617               45,851                888,180
Ergo
3
.................................................. 73,422                    - 634,392 (448,843)             185,549                 258,971
Crown
4
............................................... 560,064                    - 22,222 33,445                55,667                 615,731
ERPM
2
............................................... 199,722                    - (168,934)                       - (168,934)                   30.788
Other
5
................................................. 11,822                    - - (6,626) (6,626)                      5,196
Total ..................................................
1,687,359                     -
337,914
(226,407)
111,507
1,798,866

The following table lists the major components of operating costs for each of the years set forth below:

Years ended June 30,
Costs
2010
2009

Labor..............................................................................................................................................                                     34%
39%
Contractor services ........................................................................................................................                                   12%
11%
Consumables and other ................................................................................................................                                     38%
37%
Electricity and water......................................................................................................................                                     16%
13%
1
Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired Mintails’ 50% interest in the
Ergo JV, resulting in the Group owning 100%.
2
Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only of its underground operation.
3
Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired Mintails’ 50% interest in the
Ergo JV, resulting in the Group owning 100%.
4
Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
5
Relates to non-operating entities within the Group.

As gold mining in South Africa is very labor intensive, labor costs and contractor services are one of the largest components of operating costs. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2010 increased by 6.6% to R1,798.9 million compared to operating costs of R1,687.4 million in fiscal 2009. This increase was primarily attributable to Ergo which started its operations during November 2008 and therefore had a full twelve months of production during fiscal 2010. This was offset by the cessation of ERPM’s underground operation during fiscal 2009.

At Blyvoor operating costs increased from R842.3 million in fiscal 2009 to R888.2 million in fiscal 2010, with a decrease in volume from 129,473 ounces to 106,452 ounces produced, as a result of the seismic events during the last quarter of fiscal 2009 and a month-long wage related labor strike during the second quarter of fiscal 2010. Operating costs at Ergo were R259.0 million in fiscal 2010, representing operating costs for the first full twelve months of production. Operating costs at Crown were R615.7 million in fiscal 2010, compared to R560.1 million in fiscal 2009. The increase in Crown’s operating costs was due to wage increases and higher electricity tariffs. At ERPM there were no operating costs relating to underground production during fiscal 2010.

Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2010, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
R420.6 million as compared to R412.5 million at June 30, 2009. The increase in fiscal 2010 related to the acquisition of the remaining 50% interest in the Ergo JV which was partially offset by a reduction in the rehabilitation provision of R4.8 million and
R63.4 million due to the Durban Roodepoort and West Witwatersrand Gold Mines (Pty) Ltd liabilities being taken over by
Mintails SA Limited, respectively. In fiscal 2010 a benefit of R88.0 million (fiscal 2009: R19.5 million expense) including an unwinding of the discount of R10.8 million were recorded (fiscal 2009: R9.8 million) in the statement of comprehensive income.

A total of R126.1 million was invested in our various environmental trust funds as at the end of fiscal 2010, as compared to R129.7 million for fiscal 2009. The decrease is attributable to an impairment of the rehabilitation trust fund relating to the West
Witwatersrand Gold Mines (Pty) Limited amounting to R18.7 million, as a result of the transfer of the relating environmental rehabilitation provision. The shortfall between the trust funds and the estimated provisions is expected to be financed by ongoing financial contributions over the remaining production life of the respective mining operations.

Depreciation

Depreciation charges relating to our continuing operations were R190.8 million for fiscal 2010 compared to
R99.2 million for fiscal 2009. The increase is mainly attributable to additional assets acquired during the last quarter of fiscal 2009 by Ergo, therefore fiscal 2010 includes a full 12 months of depreciation for these assets, the acquisition of the remaining 50%
interest in the Ergo JV during the last quarter of fiscal 2010, and the decrease in the Crown life-of-mine for purposes of depreciation due to limited deposition capacity in fiscal 2009.

Retrenchment costs

Retrenchment costs relating to our continuing operations decreased to R20.1 million in fiscal 2010 from R34.9 million in fiscal 2009. In fiscal 2010, these costs related to retrenchments at Blyvoor amounting to R10.9 million, retrenchments at ERPM amounting to R4.0 million and retrenchments at our corporate head office amounting to R5.2 million. These retrenchments were due to various cost reduction initiatives implemented during fiscal 2010, which included the right-sizing initiative at Blyvoor and the closure of ERPM’s underground operation.

Impairments

In fiscal 2010, an impairment reversal of R12.5 million was made against Crown’s property, plant and equipment due to the extension of the Knights plant’s life-of-mine. An impairment was recorded amounting to R18.7 million against the West
Witwatersrand Gold Mines (Pty) Limited rehabilitation trust fund, due to the disposal of the relating mining rights over the West
Wits mining lease area.
Administration expenses and general costs
The administration expenses and general costs relating to our continuing operations decreased in fiscal 2010 to
R57.0 million from R83.6 million in fiscal 2009, a decrease of R26.6 million. The decrease was mainly due to an insurance claim received by Blyvoor amounting to R14.1 million and cost reduction initiatives undertaken by management.

Finance income

Finance income from our continuing operations decreased from R206.0 million in fiscal 2009 to R200.3 million in fiscal
2010. The majority of the decrease in fiscal 2010 related to the decrease in interest received on our cash and cash equivalents which were significantly lower in fiscal 2010 than in fiscal 2009. In addition, finance income for fiscal 2010 included a R156.7 million profit on disposal of subsidiaries and R14.6 million net gain on the preference shares carried at amortized cost due to an increase in the repayment period.
76
Finance expenses
Finance expenses from our continuing operations decreased from R41.7 million in fiscal 2009 to R24.1 million in fiscal
2010. A decrease in the unwinding of discount on financial liabilities measured at amortized cost and unrealized foreign exchange losses were the main reasons for the decrease from fiscal 2009 to fiscal 2010.

Income tax

The net tax charge relating to our continuing operations of R8.3 million for fiscal 2010 comprises a current taxation charge of R8.5 million, a deferred tax benefit of R2.0 million and secondary tax on companies charge as a result of the dividend declared amounting to R1.8 million. This compares to a net tax benefit relating to our continuing operations of R28.4 million for fiscal 2009, which comprises a current taxation charge of R46.2 million and a deferred tax benefit of R74.6 million. This compares to a net tax benefit relating to our continuing operations of R68.3 million for fiscal 2008 comprising a current taxation charge of R13.3 million and a deferred tax benefit of R81.6 million. The increase in the deferred tax benefit in fiscal 2009 was as a result of the recognition of estimated tax losses at our operations and other temporary differences which were not recognized previously. On the statement of financial position this deferred tax asset raised was offset by a deferred tax liability raised on the acquisition of ErgoGold amounting to R185.7 million. The decrease in the deferred tax benefit in fiscal 2010, was due to no acquisitions or transactions with similar tax implications taking place during fiscal 2010.

Comparison of financial performance for the fiscal year ended June 30, 2009 with fiscal year ended June 30, 2008

Revenue
The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2009 in comparison to fiscal 2008:
Impact of change in volume
R’000
Total
revenue
2008
Acquisitions
Internal
growth/
(decline)
Impact of
change in
price
Net change
Total
revenue
2009
Blyvoor ......................................................... 848,230 - (70,316) 240,613 170,297 1,018,527
Ergo
1
............................................................. - 24,178 - - 24,178 24,178
Crown
2
.......................................................... 661,827 - (86,645) 158,808 72,163 733,990
ERPM
2
.......................................................... 333,855 - (222,570) 22,758 (199,812) 134,043
Total Operations
................................   1,843,912
24,178
(379,531)
422,179
66,826
  1,910,738
Revenue for fiscal 2009 increased by R66.8 million, or 3.6%, to R1,910.7 million, primarily due to the higher gold price received. The average gold price received by us increased from R192,472 per kilogram in fiscal 2008 to R248,019 per kilogram in fiscal 2009. The impact of the increase in the gold price was offset by the decrease in production at ERPM due to its underground operation ceasing production in October 2008.
Operating costs
The following table illustrates the year-on-year change in operating costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2009 in comparison to fiscal 2008:
1
Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired Mintails’ 50% interest in the
Ergo JV, resulting in the Group owning 100%.
2
Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.

Impact of change in
volume
R’000
Total
operating
costs
2008
Acquisitions
Internal
growth/
(decline)
Impact of
change in
costs
Net change
Total
operating
costs
2009
Blyvoor .........................................................     697,281
- (57,802) 202,850 145,048 842,329
Ergo
1
............................................................. 73,422 - - 73,422 73,422
Crown
2
..........................................................   459,703
- (60,183) 160,544 100,361 560,064
ERPM
2
..........................................................   330,789
- (220,526) 89,459 (131,067) 199,722
Other
3
............................................................     15,242
- - (3,420) (3,420) 11,822
Total
.............................................................
1,503,015
73,422
(338,511)
449,433
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
Contractor services ........................................................................................................................ 11% 11%
Consumables and other ................................................................................................................ 37% 35%
Electricity and water...................................................................................................................... 13% 13%

As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of operating costs. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal
2009 increased by 12% to R1,687.4 million compared to operating costs of R1,503.0 million in fiscal 2008. This increase was primarily attributable to Ergo which started its operations during November 2008 and cost increases at Blyvoor which are explained below.
At Blyvoor, operating costs increased from R697.3 million in fiscal 2008 to R842.3 million in fiscal 2009, with a decrease in volume from 141,172 ounces to 129,473 ounces produced, due to the loss of seventeen production days underground during the first half of the 2009 fiscal year because of Section 54 closures imposed by the DMR’s (now the Department of Mineral
Resources) Safety Inspectorate following three fatalities, and two days of mourning called by the National Union of Mineworkers and in the third quarter of fiscal 2009, six production shifts were lost at No 5 Shaft following a lightning strike at the shaft’s electrical sub-station. Operating costs at Ergo were R73.4 million in fiscal 2009, representing operating costs from November 2008.
Operating costs at Crown were R560.1 million in fiscal 2009, compared to R459.7 million in fiscal 2008. At ERPM operating costs decreased from R330.8 million in fiscal 2008 to R199.7 million in fiscal 2009, due to the underground operations ceasing production in October 2008.

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
1
Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired Mintails’ 50% interest in the
Ergo JV, resulting in the Group owning 100%.
2
Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
3
Relates to non-operating entities within the Group.

Depreciation

Depreciation charges relating to our continuing operations were R99.2 million for fiscal 2009 compared to R69.1 million for fiscal 2008. The increase is mainly attributable to additional assets acquired and increased capital expenditure at Ergo during the year.

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

Impairments

In fiscal 2009, impairments were recorded, relating to the underground mining assets at ERPM amounting to R53.0 million and for Crown R19.4 million because of a restriction of deposition capacity. This compares to impairments in fiscal 2008 relating to the underground mining assets at ERPM amounting to R69.8 million. These impairments were due to the recoverable amount represented by the value in use of these assets being less than their carrying amounts due to the closure of the underground operations.
Administration expenses and general costs
The administration expenses and general costs relating to our continuing operations increased in fiscal 2009 to
R83.6 million compared to R79.4 million in fiscal 2008, an increase of R4.2 million. The increase was mainly due to our focus on
Ergo whose operations commenced in November 2008.

Finance income

Finance income from our continuing operations increased from R92.0 million in fiscal 2008 to R206.0 million in fiscal
2009. The majority of the increase in fiscal 2009 related to interest received on our significant cash and cash equivalents, which we carried for a longer period in fiscal 2009 compared to fiscal 2008. In addition, finance income for fiscal 2009 included a R62.0 million net gain on the preference shares carried at amortized cost due to an increase in the repayment period and R53.0 million negative goodwill on the acquisition of the remaining 50% interest in ErgoGold.

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
5B. LIQUIDITY AND CAPITAL RESOURCES
Operating activities
Net cash of R53.6 million was generated by operating activities for fiscal 2010 as compared to net cash generated by operating activities of R208.2 million for fiscal 2009 and R182.6 million for fiscal 2008. During fiscal 2010, the net working capital movement represented an outflow of cash of R31.5 million, compared to an inflow of R41.4 million in fiscal 2009 and an inflow of
R22.2 million in fiscal 2008. Cash generated from operating activities decreased due to lower production at Blyvoor’s underground operation, as a result of the seismic events during the last quarter of fiscal 2009 which damaged some of its higher-grade panels and a month long wage related strike during the first quarter of fiscal 2010. In addition, costs increased due to a 32% increase in July 2009 and a further 25% increase in March 2010 in electricity tariffs as well as wage increases. Inventory increased because of finished stock (bullion) which was only sold shortly after June 30, 2010, amounting to R36.4 million (2009: Rnil).

Investing activities
Net cash utilized by investing activities amounted to R226.4 million in fiscal 2010 compared to R593.4 million in fiscal
2009 and R1,531.0 million generated in fiscal 2008.
In fiscal 2010, cash utilized by investing activities mainly consisted of R194.0 million in additions to property, plant and equipment, and R40.4 million for the acquisition of the remaining 50% of Ergo Mining (Pty) Limited. Cash utilized by investing activities in fiscal 2009, mainly consisted of R345.1 million in additions to property, plant and equipment and R277.8 million for the acquisition of the remaining 50% of ErgoGold. Cash generated by investing activities during fiscal 2008 mainly consisted of a cash inflow on disposal of Porgera, net of cash disposed, of R1,936.7 million, a cash outflow on disposal of Netgold and Emperor, net of cash disposed, of R121.7 million along with capital expenditure of R286.7 million and contributions to environmental trust funds of
R26.5 million.
Total capital expenditure (cash) for fiscal 2010 was R194.0 million. Capital expenditure was predominantly on Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant continuing capital projects for fiscal 2010 included:
•      Blyvoor for opening up and development amounting to R48.9 million;
•      Crown for long-lead items relating to Crown/Ergo pipeline amounting to R29.6 million; and
•      Ergo for construction and commissioning of the second feeder pipeline from the Elsburg Tailings Complex to the Brakpan plant amounting to R34.4 million.

Total capital expenditure (cash) for fiscal 2009 was R345.1 million. Capital expenditure was predominantly on Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant continuing capital projects for fiscal 2009 included:
•      Development of infrastructure at Blyvoor at a cost of R41.4 million and specifically for the WAP project at a cost of R10.1 million (refer Item 4B ‘Business Overview’);
•      Tailings deposition site maintenance, 3A17 dump reclamation and Top Star at Crown at a cost of R39.6 million;
•      Mining properties development at ERPM at a cost of R17.2 million;
•      Installation and development of infrastructure at Ergo amounting to R178.4 million.

Total capital expenditure (cash) for fiscal 2008 was R286.7 million (including discontinued operations). Capital expenditure was predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant continuing capital projects for fiscal 2008 included:
•     Ore Reserve development specifically for the WAP project at Blyvoor at a cost of R74.8 million;
•     Installation of new pipelines, 3L2 dump reclamation and Top Star at Crown at a cost of R42.1 million;
•     Ore Reserve development and improvement of infrastructure at ERPM at a cost of R30.1 million;
•     Installation and development of infrastructure at Ergo amounting to R104.1 million.

We anticipate increasing our capital expenditure in fiscal 2011 by about 159% from our capital expenditure for fiscal
2010 on continuing operations. We expect to incur R501.7 million of capital expenditure on mining equipment and development, upgrading existing underground operations and upgrading current metallurgical plants and tailings facilities as follows:
•     Blyvoor – R99.8 million;
•     Crown – R248.6 million;
•     ERPM – R0.4 million;
•     Ergo – R144.1 million;
•     Exploration in Zimbabwe – R8.8 million.

Financing activities
Net cash inflow from financing activities was R7.8 million in fiscal 2010 compared to a net cash outflow of R85.8 million in fiscal 2009. In fiscal 2008 the net cash outflow from financing activities was R840.0 million.
During fiscal 2010, we issued 6,620,413 shares for cash consideration of R29.9 million and we issued 262,663 shares to the share option scheme for a consideration of R1.0 million. Costs relating to these share issues were incurred, amounting to R2.0 million. A dividend of R19.0 million was paid and there was a repayment of borrowings amounting to R2.1 million.

During fiscal 2009, we issued 1,429,715 shares to the share option scheme for a consideration of R6.7 million, a dividend of
R37.7 million was paid and there was a repayment of borrowings amounting to R54.4 million

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

Borrowings and funding
Our external sources of capital include the issuance of debt, bank borrowings, loan notes and the issuance of equity securities, which include the following:
Effective July 31, 2007 and March 1, 2008, Ergo entered into two separate loan facilities, amounting to R85.3 million, with
AngloGold Ashanti Limited for the purchase of the remaining movable and immovable assets of Ergo. The facilities were repayable in equal monthly installments over 23 and 19 months, respectively, of which the final installment was made during fiscal 2010. The loans bore interest at the prime lending rate, which was 10.0% at June 30, 2010 and 11.0% at June 30, 2009. The loan was secured over the assets that were purchased from AngloGold Ashanti Limited.

On January 1, 2009, we entered into a facility of R250.0 million with Investec Bank Limited. The facility bore interest at the three-month Johannesburg Inter-bank Acceptance Rate, or JIBAR, plus 300 basis points. During fiscal 2009, we had not drawn down against this facility. During fiscal 2010 we drew down and settled, R50 million against this facility. This facility was not renewed and, therefore, as at June 30, 2010, this facility was no longer in place.

On October 1, 2010 DRDGOLD Limited’s, 74%-owned subsidiary DRDGOLD South African Operations (Pty) Limited, or DRDGOLD SA, established a R500 million Domestic Medium Term Note Programme, or DMTN Programme, under which it may from time to time issue notes. On October 1, 2010, DRDGOLD SA has successfully issued R108 million in notes under the
DMTN Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum.
Anticipated funding requirements and sources

At June 30, 2010, we had cash and cash equivalents of R188.2 million, and positive working capital (defined as current assets less current liabilities) of R132.9 million, compared to cash and cash equivalents of R352.7 million and positive working capital of R224.5 million at June 30, 2009 and cash and cash equivalents of R845.6 million and positive working capital of
R761.8 million at June 30, 2008. At September 30, 2010, our cash and cash equivalents were R146.6 million.

Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet our anticipated commitments for fiscal 2011 as described above.

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
5D. TREND INFORMATION

During the first quarter of fiscal 2011, we produced 65,267 ounces at average cash costs of R256,498 per kilogram from our operations. Gold production from our operations for the second quarter of fiscal 2011 is expected to be in line with the first quarter results. Cash costs for the second quarter of fiscal 2011 are expected to be slightly lower due to winter tariffs for electricity applying during the first quarter of fiscal 2011.

For the full year fiscal 2011, we are forecasting gold production from our operations of approximately 271,513 ounces at cash costs of approximately R249,279 per kilogram , based on an exchange rate assumption of approximately $1.00/R6.99. Our ability to meet the full year’s production target could be impacted by, amongst other factors, seismicity, lower grades, achieving the targets set at Ergo and timely installation of the Crown/Ergo pipeline. We are also subject to cost pressures due to increases in labor costs; increases in crude oil, steel, electricity and water prices; unforeseen changes in ore grades and recoveries; unexpected changes in the quality or quantity of reserves; unstable or unexpected ground conditions and seismic activity; technical production issues;
environmental and industrial accidents; gold theft; environmental factors; and pollution, which could adversely impact the forecasted cash costs for fiscal 2011.

5E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.
5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Payments due by period
Total
Less than
1 year
Between
1-3 years
Between
3-5 years
More than
5 years
R’000                R’000              R’000              R’000               R’000
Long-term loans (including interest)............................................ - - - - -
Purchase obligations – contracted capital expenditure
1
............. 36,744 36,744 -                       - -
Preference shares held by Khumo Gold SPV (Pty) Limited
and the DRDSA Empowerment Trust (including interest) .........
197,803 - -              34,722 163,081
Environmental rehabilitation, reclamation and closure costs
2
.... 420,604 19,531 -                        - 401,073
Total contractual cash obligations............................................
655,151
56,275
-              34,722
564,154
5G.    SAFE
HARBOR

See “Special Note regarding Forward-Looking Statements.”

1
Represents planned capital expenditure for which contractual obligations exist.
2
Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D.: “Property, Plant and Equipment” and Note 19 “Provision for environmental rehabilitation, reclamation and closure costs” under Item 18.: “Financial Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2010, our board consisted of six directors and as of June 30, 2009, six directors.

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

Executive Directors
Daniël Johannes Pretorius (43) Chief Executive Officer. Mr. D.J. Pretorius was appointed as Chief Executive Officer
Designate on August 21, 2008. On January 1, 2009 he succeeded Mr. John William Cornelius Sayers as Chief Executive Officer. Mr.
Pretorius holds a B Proc, LLB degree and was appointed Group Legal counsel for the Company in February 2003. He has 17 years of experience in the mining industry. He was appointed as Chief Executive Officer of DRDGOLD SA in July 2006 and is also an alternate director of Rand Refinery Limited.

Craig Clinton Barnes (40) Chief Financial Officer. Mr. C.C. Barnes joined the Company in August 2004 as Group Financial
Accountant. A Chartered Accountant, he has a B Com degree from the University of the Witwatersrand, or Wits University, and a B
Com Honors degree from the University of South Africa, or Unisa. Prior to joining the Company, he was head of financial reporting for Liberty Group Limited and he has over 16 years financial experience. He was appointed as Chief Financial Officer of DRDGOLD
SA in July 2006 and as Chief Financial Officer of DRDGOLD in May 2008.

Non-Executive Directors
Geoffrey Charles Campbell (49). Mr. G.C. Campbell was appointed as Non-Executive Director in 2002, as a Senior
Independent Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on a gold mine in Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the Merrill Lynch Investment Manager’s Gold and General Fund, one of the largest gold mining investment funds.
He was also Research Director for Merrill Lynch Investment Managers. Mr. G.C. Campbell is also a director of Oxford Abstracts. On
June 26, 2006, he was appointed Non-Executive Chairman of Emperor Mines Limited. He resigned as Non-Executive Chairman of
Emperor Mines Limited on November 1, 2007, and on March 11, 2008 as a Non-Executive Director when Emperor Mines Limited merged with Intrepid Mines Limited.

Robert Peter Hume (70). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. He has forty one years experience in the auditing field which included eighteen years as a partner in the East London (South Africa) office of KPMG. Since retirement in 1999, he has spent eleven years as an Investment Manager at Nvest Securities (Pty) Limited (formerly Sasfin Frankel
Pollak) in East London.
                James
Turk
(63). Mr. J. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of
GoldMoney Network Limited, formerly G.M. Network Limited (also known as GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George Washington University with a BA degree in International Economics in
1969, he has specialized in international banking, finance and investments. After starting his career with Chase Manhattan Bank (now
J.P. Morgan Chase) he joined RTB, Inc., the private investment and trading company of a prominent precious metals trader in 1980.
He moved to the United Arab Emirates in 1983 as Manager of the Commodity Department of the Abu Dhabi Investment Authority.
Since resigning from this position in 1987, he has written extensively on money and banking.
Edmund Jeneker (48). Mr. E.A. Jeneker was appointed a Non-Executive Director on November 1, 2007. He is a trained accountant and over the past 11 years specialized in business strategy and general management. Formerly the Regional Executive:
Retail Bank at ABSA Bank Limited he has recently been promoted to the position of Head of Entry Level Market at ABSA Bank
Limited.

Senior Management
David Johannes Botes (53) Group Risk Manager. Mr. D.J. Botes (Dip Comm, HDip Tax) joined DRDGOLD on September
7, 1988 as Group Financial Manager. He was appointed Group Risk Manager on February 1, 2003. He has 27 years of financial management experience.

Jacob Hendrik Dissel (52) Group Financial Manager. Mr. J.H. Dissel (B Comm Hons) joined DRDGOLD as Group
Financial Manager in October 1999. He has 27 years experience in the mining industry

Themba John Gwebu (46) Executive Officer: Compliance. Mr. T.J. Gwebu (B Iuris, LLB, LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He was appointed to the position of
Company Secretary in April 2005 and Executive Officer: Compliance on January 1, 2007.
Henry Gouws (41) General Manager: Crown. Mr. H. Gouws graduated from Technicon Witwatersrand and obtained a
National Higher Diploma in Extraction Metallurgy in 1991. He completed a MDP in 2003 through Unisa School of Business
Leadership. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He has 23 years experience in the mining industry.

Kevin Peter Kruger (42) Regional Engineering Manager. Mr. K.P. Kruger holds a BSc degree in mechanical engineering from Wits University and joined the Company in 1994. Previously the Engineering Manager at the Company’s North West
Operations, he was appointed to his current position in April 2005.
Charles Methley Symons (56) Executive Officer: Operations. Mr. C.M. Symons joined the mining industry in February 1977 and transferred to Crown in January 1986 where he was appointed General Manager in 1995. He holds a Masters degree in Business
Leadership and a B Comm degree from Unisa, and he also has a National Diploma in Extractive Metallurgy. He was appointed
Executive Officer: Surface Operations on January 1, 2008 and Executive Officer: Operations on May 11, 2010.

Phillip Watters (54) General Manager Projects. Mr. P. Watters joined the Company in 2002 and took up his current position on August 1, 2005. He was previously General Manager ERPM. Mr. P. Watters, who obtained a Mine Manager’s certificate of
Competency in May 1993, has a total of 35 years experience in mining, 23 years of which were spent with Gold Fields and four with
Anglo American. His career includes both production and project management experience.

William Stanly Owen O’Brien (46) General Manager: Blyvoor. Mr. W.S.O. O’Brien was appointed General Manager:
Blyvoor on September 25, 2008. He was previously employed by Harmony Gold where he held various management positions. He has 26 years of experience in the mining industry and holds a Mine Manager’s Certificate of Competency.

Martin Bruce Ebell (52) Manager Metallurgical Technical Services. Mr. M.B. Ebell joined the Company in 2008 as
Manager Metallurgical Technical Services. He was previously employed by Bateman Minerals and Metals, Alex Steward Assayers,
Dowding Reynard and Associates, Millsell/Henry Gould and Rand Mines, and has 29 years of experience in the field of extractive metallurgy in various managerial, consulting and project engineering positions. He is registered professional engineer and a member of SAIMM and MMMA and holds a MEng (MEM) USA, BSc (Eng) Minerals Processing, B Comm degrees and a MDP certificate.

Ryno Botha (38) Mineral Resource Manager: Mr. R. Botha joined the Company on December 6, 2004 and was promoted to his current position as Mineral Resource Manager on November 1, 2008. He was previously employed by JCI, Amplats, Anglo
Platinum and has 18 years of mining experience. He holds a M(Eng) in Mineral Resource Management, Graduate Diploma in
Engineering (MRM), National Higher Diploma in Mineral Resource Management, National Diploma in Mine Surveying and a Mine
Surveyor’s Certificate of Competency.

Barry Gordon de Blocq (48) General Manager Corporate Services. Mr. de Blocq joined DRDGOLD in September 1998 from AngloGold, where he was Divisional Industrial Relations Manager. He holds a B Soc Sc, degree and was promoted to his current position on January 1, 2010. He has 23 years experience in the mining industry.
There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.

6B. COMPENSATION
Our Articles of Association provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid for the year ended June 30, 2010 was
R13.8 million. Non-Executive Directors receive the following fees:
•     Base fee as Non-Executive Chairman of R1,059,480 per annum;
•     Base fee as Non-Executive Directors of R470,880 per annum;
•     Annual fee for Audit Committee Chairman of R47,088;
•     Annual fee for Audit Committee member of R23,544;
•     Annual fee for Nominations Committee Chairman of R17,658;
•     Annual fee for Nominations Committee member of R8,829;
•     Annual fee for members of Remco, Risco and Transco of R17,658 each;
•     Half-day fee for participating by telephone in special board meetings;
•      Daily fee of R17,658 and hourly rate of R2,354; and
•      The Chairman of the board to receive committee fees.
•      Non-executive directors’ fees to be adjusted annually on the basis of the consumer price index.
The following table sets forth the compensation for our directors for the year ended June 30, 2010:
Directors
Basic
salary/board
fees
(R'000)
Retirement fund
contributions/
bonus/restraint
of
trade/expenses
(R'000)

Total
(R'000)
Share
option
scheme
gains
(R'000)
Executive
D.J. Pretorius.................................................... 3,940 2,255 6,195 -
C.C. Barnes ...................................................... 2,695 1,847 4,542 -
Subtotal ...........................................................
6,635
4,102
10,737                        -
Non-Executive
G.C. Campbell.................................................. 1,275 - 1,275 -
R. Hume ........................................................... 624 - 624 -
J. Turk............................................................... 546 - 546 -
E.A. Jeneker 578 - 578 -
Subtotal ...........................................................
3,023
-
3,023
-
Total.................................................................
9,658
4,102
13,760                        -
See also Item 6E.: “Share Ownership” for details of share options held by directors.

Compensation of senior management

Our senior management comprises its executive directors and executive officers. Under the JSE Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than Executive and Non-
Executive Directors. However, the aggregate compensation paid to senior management, excluding compensation paid to
Executive Directors, in fiscal 2010 was R18.5 million (fiscal 2009: R22.2 million), representing 11 executive officers in fiscal
2010 and 14 executive officers in fiscal 2009.

Bonuses or incentives are paid based upon performance against predetermined key performance indicators. Should an
Executive Director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a bonus of up to 50%, 75% or 100% of his remuneration package, depending on his particular agreement. Should an Executive Director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined by the Remuneration and Nominations Committee.

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
D.J. Pretorius and C.C. Barnes.

Mr. D.J. Pretorius receives from us a remuneration package of R3.9 million per annum. Mr. D.J. Pretorius is eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that he achieves certain key performance indicators.
DRDGOLD shall issue Mr. D.J. Pretorius with 100,000 ordinary DRDGOLD shares or alternatively shall pay Mr. D.J. Pretorius the cash value of 100,000 ordinary DRDGOLD shares reckoned at market value on the date that the conversion of mining rights of DRDGOLD’s South African operations is completed.
Mr. C.C. Barnes receives from us a remuneration package of R2.7 million per annum. Mr. C.C. Barnes is eligible under his employment agreement, for an incentive bonus of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that he achieves certain key performance indicators. As a further consideration for agreeing to remain in the employment of the company as set out in the agreement, the company will issue
Mr. C.C. Barnes with, up to 50% of his annual package, share options in DRDGOLD Limited on an annual basis and on the third anniversary of this agreement a bonus payment equal to 30% of his annual package.

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

Messrs. R.P. Hume, J. Turk and E.A. Jeneker each have service agreements which run for fixed periods until
September 30, 2010, October 31, 2010, and November 30, 2011 respectively. After their two year period, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice. Mr. G.C. Campbell has a service agreement which continues indefinitely until terminated by either party on not less than three months prior written notice.
6C. BOARD PRACTICES

Board of Directors
As at September 30, 2010, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and
Mr. C.C. Barnes), and four Non-Executive Directors (Messrs. G.C. Campbell, R.P. Hume, J. Turk and E.A. Jeneker). The Non-
Executive Directors are independent under the Nasdaq requirements and the South African King II and King III Reports, with the exception of Mr. J. Turk, by virtue of his directorship of G.M. Network Limited (GoldMoney.com) in which we had a 12.3%
interest which was disposed of on September 17, 2008 and, pursuant to Nasdaq rules, his relationship with a family member who served as an executive officer of one of our subsidiaries.

In accordance with the King II and King III Reports on corporate governance, as encompassed in the JSE Listings
Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive
Officer are separate. Mr. G.C. Campbell is the Non-Executive Chairman, Mr. D.J. Pretorius is the Chief Executive Officer and
Mr. C.C. Barnes is the Chief Financial Officer. The board has established a nominations committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the Nasdaq rules a majority of independent directors will select or recommend director nominees.

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
Directors' Terms of Service

The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2010:
Director                                Title                                                                                           Year first
appointed
Term of
current
office
Unexpired
term of
current office
G.C. Campbell Non-Executive Director 2002 2 years 16 months
D.J. Pretorius Chief Executive Officer 2008 3 years 18 months
C.C. Barnes Chief Financial Officer 2008 3 years 10 months
R.P. Hume Non-Executive Director 2001 2 years 3 months
E.A. Jeneker Non-Executive Director 2007 2 years 16 months
J. Turk Non-Executive Director 2004 2 years 4 months
Executive Committee

As at September 30, 2010, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. C.C. Barnes, Mr. C.M.
Symons, and Mr. T.J. Gwebu.
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
Committees of the Board of Directors

Remuneration Committee

As at June 30, 2010, the Remuneration Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. G.C. Campbell, Mr. R.P.
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
As at September 30, 2010, the members of the Nomination Committee consisted of Mr. G.C. Campbell (Chairman) and Mr.
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
Audit Committee

As at June 30, 2010, the Audit Committee consisted of Mr. R.P. Hume (Chairman), Mr. G.C. Campbell and Mr. E.A.
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
Risk Committee

As at June 30, 2010, the Risk Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. J. Turk, Mr. G.C. Campbell, Mr.
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
Transformation and Sustainable Development Committee
The board, taking into account that all the group’s operations are now based in South Africa and in order to achieve the triple bottom line espoused in the King II and King III Reports and in order to reach the empowerment goal to which it is committed, establishing a committee, the focus of which will be transformation and sustainable development. The terms of reference were approved by the board at the August 2008 meeting. The objectives of this committee are:
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
As at September 30, 2010, the Transformation and Sustainable Development Committee consisted of Mr. E.A. Jeneker
(Chairman), Mr. D.J. Pretorius and Mr. C.C. Barnes.
6D. EMPLOYEES

Employees

The geographic breakdown of our employees (including contractors who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:
Year ended June
30
2010
2009
2008
South Africa.............................................................................................................................................                       6,409 6,715 7,627

The total number of employees at June 30, 2010, of 6,409 comprises 1,749 contractors and 4,660 employees who are directly employed by us and our subsidiary companies. As of September 30, 2010, we had 6,510 employees. The decrease in the number of employees in fiscal 2010 is mainly due to the retrenchment of employees at ERPM and Blyvoor.
As of June 30, 2010, the breakdown of our employees by main categories of activity for the periods below was as follows:
Year ended June 30,
Category of Activity
2010             2009
2008
Mining - Our Employees......................................................................................................................... 2,368            2,832 3,431
Mining - Contractors ............................................................................................................................... 1,749            1,846 1,371
Engineering.............................................................................................................................................. 1,113               839 1,604
Metallurgy ............................................................................................................................................... 672               699 637
Mineral Resources................................................................................................................................... 91                 97 134
Administration......................................................................................................................................... 126               161 180
Environmental ......................................................................................................................................... 62                48 55
Human Resources.................................................................................................................................... 183               135 159
Medical .................................................................................................................................................... 17                 23 14
Safety ....................................................................................................................................................... 28                 35 42
Total......................................................................................................................................................... 6,409             6,715 7,627

Labor Relations

As at June 30, 2010, we employed and contracted 6,409 people in South Africa. Approximately 78% of South African employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the
South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD/NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a
DRDGOLD SA level, while operations level forums continue to deal with local matters.

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

Workers at Blyvoor embarked on an illegal work stoppage on Friday May 30, 2008. The illegal work stoppage was believed to be related to worker concerns regarding the arrest of two employees by the South African Police Service who was allegedly involved in the murder of one person and the assault of another in open fields on mine property during December 2007. The striking workers responded to a court order served on May 30, 2008, prohibiting them from continuing with their illegal industrial action and returned to work on Monday June 2, 2008.

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

On November 19, 2008 the company advised unions of its intention to place on care and maintenance the underground operations of the ERPM mine, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine's 1,700 employees. Underground mining at the ERPM mine was halted on October 31, 2008 when pumping infrastructure could no longer cope with rising underground water levels. On January 20, 2009, the process was concluded and 1,335 employees were retrenched. A further 105 employees were retrenched in November 2009 following the total cessation of all underground mining activities at ERPM.
On August 26, 2009, the Company advised unions of its intention to right-size the Blyvoor operations and that Blyvoor would proceed with a 60-day facilitated consultation process in terms of Section 189A of the Labour Relations Act to determine the future of affected employees. A combined management/unions task team was appointed to investigate possible cost-reduction measures at the mine.

On November 9, 2009, the Company announced its intention to apply to the High Court of South Africa for a judicial management order over the Blyvoor operation after the restructuring process in terms of Section 189A of the Labour Relations
Act failed to deliver the expected turnaround and the mine faced a four-week wage strike by the National Union of Mineworkers which resulted in decreased production. The result of the process saw 278 employees retrenched.

In September 2009 the Company signed a two-year wage settlement with the United Association of South Africa
(UASA). In terms of the settlement, employees in the UASA recognition unit at Blyvoor would receive a 6.5% increase, at Crown a 6% increase and at ERPM a 4% increase. In addition, employees in the UASA recognition unit are eligible for a gold price/profit linked incentive scheme, in terms of which their overall increases can rise to a total of 15%. The NUM rejected the company’s offer of a 7% increase for lowest-category employees at Blyvoor and 6.5% for the balance, a 6.0% across-the-board increase at
Crown and a 4% across-the-board increase at ERPM. The NUM also rejected the gold price/profit linked incentive scheme. The
NUM was granted strike certificates in respect of the three operations and strike action started with the night shift on Tuesday,
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

AIDS represents a very serious threat to us and the gold mining industry as a whole in terms of the potential reduced productivity and increased medical costs. The exact extent of infection in our workforce is not known at present, although it is roughly estimated by the industry that the prevalence of HIV, the virus that causes AIDS, in the South African industry is currently approximately 30% to 35%. We have several AIDS awareness campaigns in place at our operations.
Blyvoor has contracted Harmony’s Health Share to provide all health care services, including primary and occupational health programs, a wellness program, which treats AIDS related illnesses, provides counseling on healthy life styles and monitors the progression of the HIV virus.

Safety statistics

Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our 2010 overall safety statistics for our managed mines:

(Per million man hours)
Year ended June 30,
2010
2009
Lost time injury frequency rate (LTIFR)
1
............................................................................................. 8.20                        7.60
Reportable incidence
1
........................................................................................................................... 3.22                        2.62
Fatalities
1
............................................................................................................................................... 0.08                        0.18
Number of fatalities (average per month)............................................................................................. 0.17                        0.41
6E. SHARE OWNERSHIP
As of September 30, 2010, options to purchase ordinary shares held by directors were as follows:

Directors
Options at
June 30,
2009
Options
granted
during the
period
Average
Exercise
price (R)
Options
exercised
during the
year
Average
Exercise
Price (R)
Options
lapsed
during the
year
Options at
September
30,
2010
Expiration
Dates
2
Non-Executive
G.C. Campbell.............. 57,994 - - - - - 57,994     3/20/2012-
6/17/2015
R.P. Hume .................... 77,907 - - - - - 77,907     10/1/2011-
6/17/2015
Executive
C.C. Barnes 576,226 225,000 - - - - 801,226     11/1/2014-
10/20/2018
D.J. Pretorius ................      1,283,486 - - - - - 1,283,486      4/22/2013-
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

DRDGOLD (1996) Share Option Scheme, or the Scheme

We operate a securities option plan as an incentive tool for our Executive Directors and senior employees whose skills and experience are recognized as being essential to the Company’s performance. Two of our Non-Executive Directors (Messrs.
G.C. Campbell and R.P. Hume) have share options under the Scheme; however, no new share options have been issued to Non-
Executive Directors since December 2004. In terms of the Scheme rules, a maximum of 15% of the issued ordinary shares is reserved for issuance thereunder and no participant may hold options at any time, which if exercised in full, would exceed 4% of our issued share capital at that time. As at September 30, 2010, the number of issued and exercisable share options was approximately 5% of the issued ordinary share capital, which is within the National Association of Pension Funds (United Kingdom) international accepted guideline of 3 to 5% for such schemes. In addition, the participants in the Scheme are fully taxed at their maximum marginal tax rate on any gains realized on the exercise of their options.

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

Options to purchase a total of 19,494,401 ordinary shares were outstanding on June 30, 2010, of which options to purchase
14,110,206 ordinary shares were currently exercisable. In fiscal 2010, a total of 83 employees participated in the Scheme including
Executive Directors and other senior employees. The outstanding options are exercisable at purchase prices that range from R3.50 to
R29.10 per share and expire ten years from the date of issue to the participants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS

As of September 30, 2010, our issued capital consisted of:
•      384,884,379 ordinary shares of no par value; and
•      5,000,000 cumulative preference shares.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

Based on information available to us, as of September 30, 2010:
•      there were 6,380 record holders of our ordinary shares in South Africa, who held approximately 86,853,038 or approximately 22.6% of our ordinary shares;
•      there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
•      there were no US record holders of our ordinary shares, excluding those shares which are held as part of our ADR program;
and
•      there were 508 record holders of our ADRs in the United States, who held approximately 221,777,000 (22,177,700 ADRs)
or approximately 57.6% of our ordinary shares.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30,
2010 by:
•      each of our directors; and
•      any person whom the directors are aware of as at September 30, 2010 who is interested directly or indirectly in 5% or more of our ordinary shares.
Shares Beneficially
Owned
Holder
Number
Percent

D.J. Pretorius....................................................................................................................................................
*
*
C.C. Barnes ......................................................................................................................................................
*
*
J. Turk...............................................................................................................................................................
*
*
G.C. Campbell..................................................................................................................................................
*
*
R.P. Hume ........................................................................................................................................................
*
*
E.A. Jeneker .....................................................................................................................................................
*
*
Soges Fiducem SA (Brussels) .........................................................................................................................                  31,930,106 8.3%
Investec.............................................................................................................................................................                   30,997,617 8.0%
Bank of New York ADRs................................................................................................................................
101 Barclay Street
New York, NY 10011
221,777,000 58.2%

* Indicates share ownership of less than 1% of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of September 30, 2010, are treated as outstanding for computing the percentage of any other person. As of
September 30, 2010, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 58.2% of our issued ordinary shares through our ADR program, Soges Fiducem SA which holds 8.3% and Investec which holds 8.0%. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, 50 Constantia Boulevard, Constantia Kloof Ext. 28, Roodepoort, 1709, South Africa.

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
7B. RELATED PARTY TRANSACTIONS

Rand Refinery Limited (RRL) agreement

On October 12, 2001, we entered into an agreement with RRL for the refining and sale of all of our gold produced in South
Africa. Under the agreement, RRL performs the final refining of our gold and casts it into troy ounce bars. RRL then usually sells the gold on the same day as delivery, for the London afternoon close price on the day the gold is sold. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. This amounted to R3.6 million, R3.5 million and
R2.3 million for fiscal 2010, 2009 and 2008, respectively. Mr. D.J. Pretorius, CEO of DRDGOLD Limited, is also an alternate director of RRL. The group currently owns 4.0% of RRL (which is currently owned by South African gold mining companies).

Management service agreements

We provide management services for DRDGOLD SA, Blyvoor, Crown and ERPM under management service agreements entered into with each of them. These services include financial management, gold administration, technical and engineering services, mineral resource services and other management related services. We own a 74% interest in DRDGOLD SA. Blyvoor, Crown and
ERPM are wholly-owned subsidiaries of DRDGOLD SA. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.
The management services at Blyvoor, Crown and ERPM are provided by DRDGOLD SA. DRDGOLD SA’s management fee for services performed in fiscal 2010 at Blyvoor was R17.6 million (2009: R15.0 million), Crown R17.6 million (2009:
R15.0 million) and ERPM R17.6 million (2009: R15.0 million). Management fees recovered from DRDGOLD SA were
R34.6 million (2009: R15.6 million).

Consultancy agreement
On June 23, 2008, DRDGOLD SA approved a consultancy agreement with Khumo Gold SPV (Pty) Limited, or Khumo
Gold, which owns 20% of DRDGOLD SA. The agreement provides for a monthly retainer of R200,000
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
5.   Not applicable.
6.   Not applicable.
7.   See under Item 4D.: "Property, plant and equipment—Legal Proceedings."
8.   Please see Item 10B.: "Memorandum and Articles of Association."
8B. SIGNIFICANT CHANGES

For a discussion of significant changes that have occurred since June 30, 2010, the date of the last audited financial statements included in this Annual report, please see Note 35 “Subsequent Events” under Item 18.: "Financial Statements," which describes post balance sheet (statement of financial position) events.

ITEM 9. THE OFFER AND LISTING
9A.
OFFER AND LISTING DETAILS

The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the Nasdaq Capital Market.
Price
Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Year Ended
High
Low
High
Low
Ordinary
Share
ADSs
1
June 30, 2006......................................................................................... 12.10 5.60 2.02 0.85            431,319 3,700,024
June 30, 2007......................................................................................... 11.50 3.70 1.63 0.54            829,879 3,088,840
June 30, 2008......................................................................................... 10.25 3.50 13.52 4.73         1,200,052 260,761
June 30, 2009......................................................................................... 9.55 2.86 10.59 2.85            932,905 186,575
June 30, 2010......................................................................................... 6.98 3.20 9.00 4.07            691,256 209,087
Price
Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Quarter
High
Low
High
Low
Ordinary
Share
ADSs
1
Q1 July – September 2008 .................................................................... 6.40 3.37 8.03 3.96           956,300 178,692
Q2 October – December 2008............................................................... 6.00 2.86 5.95 2.85        1,184,976 169,979
Q3 January – March 2009 ..................................................................... 9.55 5.16 9.83 4.90           953,946 207,353
Q4 April – June 2009............................................................................. 8.45 5.91 10.59 6.80           647,197 191,322
Q1 July – September 2009 .................................................................... 6.98 5.24 9.00 6.54          496,655 160,990
Q2 October – December 2009............................................................... 5.96 3.20 8.05 4.45       1,021,809 292,438
Q3 January – March 2010 ..................................................................... 5.71 3.60 7.90 4.61          757,818 261,006
Q4 April – June 2010............................................................................. 4.06 3.30 5.43 4.07          480,962 123,003
Q1 July – September 2010 .................................................................... 3.79 2.80 5.35 3.92          662,904 84,599
Price
Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading Volume
Month Ended
High
Low
High
Low
Ordinary
Share
ADSs
April 30, 2010 ........................................................................................ 3.95 3.60 5.43 4.88 496,833 168,512
May 31, 2010 ......................................................................................... 4.06 3.86 5.32 4.07          671,513 134,181
June 30, 2010 ......................................................................................... 3.79 3.64 4.98 4.15          272,500 69,402
July 31, 2010.......................................................................................... 3.50 2.99 4.45 3.92 244,254 39,731
August 31, 2010..................................................................................... 3.19 2.90 4.34 3.96          353,806 67,295
September 30, 2010 ............................................................................... 3.79 2.80 5.35 3.99       1,410,588 147,595
The cumulative preference shares are not traded on any exchange.
There have been no significant trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2010, nor have there been any significant trading suspensions with respect to our ADRs on the Nasdaq Capital Market since our listing on that market.
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
10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Our Memorandum and Articles of Association and Ordinary Shares

As of June 30, 2010, we had authorized for issuance 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value. On that date, we had issued 384,884,379 ordinary shares and 5,000,000 cumulative preference shares.

As of September 30, 2010, we had authorized for issuance 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value. On that date, we had issued 384,884,379 ordinary shares and 5,000,000 cumulative preference shares.

Set out below are brief summaries of certain provisions of our Articles of Association, or our Articles, the South African
Companies Act, 1973 (as amended), or the Companies Act, and the requirements of the JSE, all as in effect on September 30, 2010.
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

The Code of Corporate Practices and Conduct of the King II Report on Corporate Governance for South Africa, 2002
(substituted by the King III Report from March 1, 2010), sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with the board practice, all remuneration of directors is approved by the Remuneration and
Nominations Committee.

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
Winding-up
If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of September 30, 2010, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

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
dated December 8, 2008.

Under this loan facility the Lender agreed to provide the Borrower with an interest bearing loan facility for the purpose of providing the Borrower with short term funding. The funds were to be used for the Borrower’s ordinary course of business expenditure and the Lender’s costs associated with the preparation of this facility and associated securities. The amount of the facility was up to R65 million. Interest would accrue and be paid or capitalized monthly on the outstanding principal from the date of the relevant advance(s) until the date of repayment at the prime rate published by the Standard Bank of South Africa at the start of the relevant monthly interest period plus 200 basis points. The Borrower’s Guarantor unconditionally and irrevocably guaranteed to the Lender the due and punctual performance by the Borrower of its obligations in terms of the loan facility. The
Borrower, Mogale Gold and Ergo Uranium consented granting security in favour of the Lender over the 35% interest held by the
Borrower or any member of the Borrower’s group in ErgoGold (formerly Elsburg Gold Mining Joint Venture) and the interest held in the Ergo Joint Venture.

Subscription and shareholders’ Agreement entered into by Mintails SA (Proprietary) Limited (“Mintails SA”), Witfontein Mining
(Proprietary) Limited (“Witfontein”) and Argonaut Financial Services (Proprietary) Limited (“Argonaut”) dated December 9,
2008.

Under this agreement Argonaut subscribed for 50% of the total share capital of Witfontein (the other 50% was held by
Mintails SA) for a subscription price of R20 million which would be exclusively utilized by Witfontein to discharge its obligations under a sale agreement entered into with Maria Hendrina Beyers in terms of which Witfontein purchased the
Remaining Extent of Portion 2 of the farm Witfontein 262, Registration Division IQ, Gauteng Province, in extent 862.3008 hectares.

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

Final Heads of Agreement between Chizim Investments (Pvt) Limited (“Chizim”) and DRDGOLD Limited (“DRDGOLD”) dated
December 9, 2009

Under this agreement Chizim and DRDGOLD agree to establish a joint venture company registered in Zimbabwe for the purposes of exploring and mining gold and other minerals for the mutual benefit of both Chizim and DRDGOLD as shareholders.
Chizim and DRDGOLD shall each hold 50% shares in the issued share capital of the joint venture company to be formed.
Chizim’s main initial contribution to the joint venture company will be the procurement of mining licences and DRDGOLD will make an initial contribution toward the venture capital of the joint venture company of R7.5 million.

Memorandum of Agreement between Ergo Uranium (Pty) Ltd (“Ergo Uranium”) and East Rand Proprietary Mines Limited
(“ERPM”) dated January 21, 2010

Under this agreement Ergo Uranium agreed to sell to ERPM claims in loan account by Ergo Uranium against Ergo
Mining (Pty) Limited (“Ergo Mining”) in aggregate of R118 million and the 300 ordinary par value shares of R1.00 each in the capital of Ergo Mining, constituting 50% of the total issued share capital in Ergo Mining. The purchase consideration for the sale of the claims and shares is R82,088,321.73.

Heads of Agreement between East Rand Proprietary Mines Limited (“ERPM”) and Aurora Empowerment System (Pty) Limited
(“Aurora”) dated January 22, 2010

Under this agreement ERPM agreed to sell a metallurgical plant to Aurora for R20 million. Aurora was to pay a deposit of R5 million and the balance of R15 million was payable on or before June 30, 2010, however ERPM may elect to waive payment of the balance of the purchase price in exchange for the option to reclaim the Grootvlei and Marievale tailings dams for minerals.

Domestic Medium Term Note Programme (“DMTN Programme”) entered into by DRDGOLD South African Operations (Pty)
Limited (“Issuer”) and DRDGOLD Limited (“guarantor’) dated September 30 2010.

Under this the DMTN Programme the Issuer may from time to time issue loan notes. The maximum aggregate nominal amount of all such notes from time to time outstanding under the DMTN Programme will not exceed R500,000,000 (five hundred million South African Rand). The guarantor guarantees to the holders of the notes the due and punctual performance by the Issuer of its payment obligations under the DMTN Programme notes. The notes may be listed on the JSE Limited. ABSA Capital, a division of ABSA Bank Limited, has been appointed dealer and arranger of the notes.
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

Income Tax and Taxation of dividends

Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of Section 10(1)(i) of the South
African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption applies to so much of any interest and dividends (which are not otherwise exempt) received from a South African source not exceeding (a) R30,000 if the taxpayer is 65 years of age or older or (b) R21,000 if the taxpayer is younger than 65 years of age at the end of the relevant tax year.

No withholding tax is deductible in respect of interest payments made to non-resident investors.

In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2010, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 43% (2009: 43% and 2008: 43%) and 35% (2009: 35%
and 2008: 35%), respectively. During those same years the tax rates for companies that did not elect the STC exemption were
34% (2009: 34% and 2008: 34%) and 28% (2009: 28% and 2008: 28%), respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of
43% for mining income and 35% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 34% tax on mining income and 28% for non-mining income. With the exception of Crown, all of the South African subsidiaries elected not to be exempt from STC.

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

A US holder who beneficially owns stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign
Investment Company or Qualified Electing Fund) with the Internal Revenue Service for each tax year such holder holds stock in a
PFIC and (i) recognizes gain on a direct or indirect disposition of such stock, (ii) receives certain direct or indirect distributions from such PFIC, or (iii) is making certain elections (including a mark-to-market election and an election to be treated as a “qualified electing fund,” as described below) with respect to such PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock. Under newly enacted legislation, unless otherwise provided by the US
Secretary of Treasury, shareholders of a PFIC are required to file an annual report with the Internal Revenue Service containing such information as the US Secretary of Treasury may require. Although the information required to be reported to the Internal Revenue
Service pursuant to such newly enacted legislation remains unknown, it could enhance the reporting requirements applicable to US holders of our ordinary shares or ADSs.

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
We believe that we were not a PFIC for our 2010 fiscal year ended June 30, 2010. However, under the PFIC rules income and assets are require to be measured and classified in accordance with US federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from US federal income tax principles.
Therefore, no assurance can be given that we were not a PFIC for our 2010 fiscal year ended June 30, 2010. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

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
10F. DIVIDENDS AND PAYING AGENTS
On August 26, 2010, we declared a dividend which, in total, amounts to R19.2 million (5 cents per ordinary share).
Secondary tax on companies of R1.7 million is payable on the dividend. There are no dividend restrictions.
Date of entitlement: October 8, 2010
Approximate date of conversion October 15, 2010
Approximate payment date: October 25, 2010
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
11-470-2600. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.
A copy of each document concerning us that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at DRDGOLD Limited, Quadrum Office Park, Building 1, 50 Constantia Boulevard, Constantia
Kloof Ext.28, South Africa 1709.

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
Long-term debt
Set out below is an analysis of our debt as at June 30, 2010, analyzed between fixed and variable interest rates. All of our long-term debt is denominated in South African rand.
Total
R'000
Interest rate
Variable rate........................................................................................................ -
Weighted average interest rate......................................................................... -
Fixed rate............................................................................................................. 58,977
Weighted average interest rate......................................................................... 13%
Total ....................................................................................................................
58,977
Repayment period
2010..................................................................................................................... -
2011..................................................................................................................... -
2012 onwards ...................................................................................................... 58,977
Total ....................................................................................................................
58,977
Based on our fiscal 2010 financial results, a hypothetical 10% (increase)/decrease in interest rate activity would not
(increase)/decrease our interest expense.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12A. DEBT SECURITIES

Not applicable.
12B. WARRANTS AND RIGHTS
Not applicable.
12C. OTHER SECURITIES
Not applicable.
12D.1 NAME AND ADDRESS OF DEPOSITARY
The Bank of New York Mellon, registered address: 101 Barclay Street, New York, 10286, United States of America, and is
appointed as DRDGOLD’s Depositary Bank.
12D.2 DESCRIPTION OF DRDGOLD’S AMERICAN DEPOSITARY SHARES
Description of DRDGOLD ADSs
The Bank of New York Mellon issues DRDGOLD’s American Depositary Shares, or ADSs. One ADS represents the ownership interest of ten ordinary shares of DRDGOLD.
The Deposit Agreement
This section provides a summary description of DRDGOLD’s ADSs.
DRDGOLD has entered into an Amended and Restated Deposit Agreement dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007, among DRDGOLD Limited, The Bank of New York Mellon, as Depositary, and the owners and beneficial owners of ADRs from time to time (the “Deposit Agreement”).

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, read the entire Deposit Agreement and the form of American Depositary Receipts, which DRDGOLD has filed with the SEC as an exhibit to
Amendment No. 1 to DRDGOLD’s Registration Statement (File No. 333-140850) on Form F-6. Copies of the Deposit Agreement
are also available for inspection at the Corporate Trust Office of The Bank of New York Mellon currently located at 101 Barclay
Street, New York, 10286, United States of America.

Description of the ADSs
The Bank of New York Mellon, as Depositary, will register and deliver ADSs. Each ADS represents ten ordinary shares (or the right to receive 10 shares) deposited with The Bank of New York Mellon or their nominated custodians. Each ADS will also represent any other securities, cash or other property which may be held by The Bank of New York Mellon. The Bank of New York
Mellon’s Corporate Trust Office at which the ADSs will be administered is located at 101 Barclay Street, New York, 10286. The
Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, 10286.

ADSs may be held either (1) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the holder’s name, or (ii) by having ADSs registered in a holder’s name in the Direct Registration System, or (2) indirectly by holding a security entitlement in ADSs through a broker or other financial institution. If ADSs are held directly, such holders are ADS holders. This description applies to ADS holders. If ADSs are held indirectly, such holders must rely on procedures of their broker or other financial institution to assert the rights of ADS registered holders described in this section. Such holders should consult with their broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administrated by the Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

DRDGOLD will not treat ADS holders as its shareholders and ADS holders do not have shareholder rights. South African law governs shareholder rights. The Bank of New York Mellon is the holder of the shares underlying the ADSs. Registered holders of
ADSs have ADS holder rights. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of The Bank of New York Mellon. New York law governs the Deposit Agreement and the ADSs.

Dividends and Other Distributions
The Bank of New York Mellon has agreed to pay to holders of ADSs the cash dividends or other distributions it or a custodian receives on DRDGOLD ordinary shares or other deposited securities after deducting any fees and expenses and any applicable withholding taxes. Holders of ADSs will receive these distributions in proportion to the number of DRDGOLD ordinary shares that their ADSs represent.

Cash
The Bank of New York Mellon will convert any cash dividend or other cash distribution DRDGOLD pays on DRDGOLD’s ordinary shares into US Dollars (unless DRDGOLD pays it in US Dollars), if it can do so on a reasonable basis and can transfer the
US Dollars to the United States. Currently, DRDGOLD pays dividends on ordinary shares in South African Rand. DRDGOLD may declare dividends and distributions on ordinary shares in any currency that the board of directors or shareholders at a general meeting approves.

The Bank of New York Mellon may hold the non-US currency it cannot convert for the account of holders of ADSs who have not been paid. It will not invest the non-US currency, and it will not be liable for the interest. Before making a distribution, any withholding taxes that must be paid will be deducted. See “Payment of Taxes” below. The Bank of New York Mellon will distribute only whole US Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during the time when The Bank of New York Mellon cannot convert the non-US currency, holders of ADSs may lose some or all of the value of the distribution.
Ordinary Shares
The Bank of New York Mellon may distribute to holders of ADSs additional ADSs representing ordinary shares that
DRDGOLD distributes as a dividend or free distribution, if DRDGOLD provides it promptly with satisfactory evidence that it is legal to do so. If The Bank of New York Mellon does not distribute additional ADSs, the outstanding ADSs will also represent the newly distributed DRDGOLD ordinary shares. The Bank of New York Mellon will only distribute whole ADSs. It will sell DRDGOLD ordinary shares that would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it distributes cash. The Bank of New York Mellon may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Subscribe for Additional Ordinary Shares
If DRDGOLD offers holders of its ordinary shares any rights to subscribe for additional DRDGOLD ordinary shares or any other rights, The Bank of New York Mellon, after consultation with DRDGOLD, may make these rights available to holders of ADSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If The Bank of New York Mellon cannot do either of these things for any reason, it may allow these rights to lapse. In that case, holders of ADSs will receive no value for them.

If The Bank of New York Mellon makes these types of subscription rights available to holders of ADSs, upon instruction from holders of ADSs, it will exercise the rights and purchase DRDGOLD’s ordinary shares on their behalf. The Bank of New York
Mellon will then deposit the DRDGOLD ordinary shares and deliver ADSs to the holders of ADSs. It will only exercise these rights if holders of ADSs pay it the exercise price and any related charges.

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, holders of ADSs may not be able to trade ADSs freely in the United States. In this case, The Bank of New York Mellon may deliver ADSs which are “restricted securities” within the meaning of Rule 144 which will have the same provisions as the ADSs described here, except for the changes needed to put the restrictions in place.

Other Distributions
The Bank of New York Mellon will send to holders of ADSs any other distributions that DRDGOLD makes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York
Mellon may decide to sell what DRDGOLD distributes, and then distribute the net proceeds in the same way as it distributes cash distributions, or it may decide to hold what DRDGOLD distributes, in which case the outstanding ADSs will also represent the newly distributed property. However, The Bank of New York Mellon is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from DRDGOLD that it is legal to make such distribution. The Bank of New York
Mellon may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. DRDGOLD has no obligation to register ADSs, DRDGOLD ordinary shares, rights or other securities under US Securities Act 1933. DRDGOLD also has no obligation to take any other action to permit the distribution of ADSs,
DRDGOLD ordinary shares, rights or anything else to ADS holders. This means that the holders of ADSs may not receive distributions DRDGOLD makes on its ordinary shares if it is illegal or impractical for DRDGOLD to make such distribution available to the holders of ADSs.

Deposit, Withdrawal and Cancellation
The Bank of New York Mellon will deliver ADSs if a holder of DRDGOLD’s ordinary shares or their broker deposits
DRDGOLD’s ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payments of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will register the appropriate number of ADSs in the names as such holder of DRDGOLD ordinary shares requests and will deliver the ADSs at its
Corporate Trust Office to the persons such holder request.

Holders of ADS may turn in their ADSs at The Bank of New York Mellon’s Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will deliver (1) the underlying ordinary shares to an account designated by the relevant holder of ADSs and (2) any other deposited securities underlying the ADSs at the office of the Custodian. Alternatively, at the request, risk and expense of ADS holders, The
Bank of New York Mellon will deliver the deposited securities at its Corporate Trust Office.

Interchange Between Certificated ADSs and Uncertificated ADSs
ADS registered holders may surrender their ADRs to The Bank of New York Mellon for the purpose of exchanging such
ADRs for uncertificated ADSs. The Bank of New York Mellon will cancel that ADRs and will send to the ADSs’ registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by
The Bank of New York Mellon of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, The Bank of New York Mellon will execute and deliver the ADS registered holder ADRs evidencing those ADSs.

Voting Rights
ADS registered holders may instruct The Bank of New York Mellon to vote the number of deposited shares their ADSs represent. The Bank of New York Mellon will notify ADS holders of shareholders’ meetings and arrange to deliver DRDGOLD’s voting materials to them if DRDGOLD asks it to. Those materials will describe the matters to be voted upon and explain how ADS registered holders may instruct The Bank of New York Mellon to vote on their behalf by a specified date. Otherwise, ADS registered holders will not be able to exercise their right to vote unless they withdraw the shares. However, DRDGOLD cannot assure the holders of ADSs that they will receive notice of the meeting in time for them to withdraw their ordinary shares.

The Bank of New York Mellon will try, as far as practical, to vote or to have its agents vote the ordinary shares or other deposited securities as holders of ADSs instruct, but this is subject to South African law, the provisions of DRDGOLD’s
Memorandum and Articles of Association and of the deposited securities and any applicable rules of the JSE. The Bank of New York
Mellon will only vote or attempt to vote as such holders of ADSs instruct.
DRDGOLD cannot assure the holders of ADSs that they will receive the voting materials in time for them to instruct The
Bank of New York Mellon to vote their ordinary shares. In addition, The Bank of New York Mellon and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of
ADSs may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares are not voted as they requested.

Fees and Expenses
ADS holders must pay:                                                                     For:
$5.00 (or less) per 100 ADSs
Each issuance of an ADS, including as a result of a distribution of DRDGOLD ordinary shares or rights or other property; and
Each cancellation of an ADS, including if the Deposit
Agreement terminates
$0.02 (or less) per ADS Any cash payment
Registration or transfer fees
Transfer and registration of DRDGOLD ordinary shares on the
DRDGOLD share register to or from the name of The Bank of
New York Mellon or its agent when DRDGOLD ordinary
shares are deposited or withdrawn
$0.02 (or less) per ADS per year Depositary services
Expenses of The Bank of New York Mellon
Conversion of non-US currency to US Dollars;
Cable, telex and facsimile transmission expenses; and
Servicing the deposited securities
Taxes and other governmental charges The Bank of New
York Mellon or any custodian has to pay on any ADS or
DRDGOLD ordinary share underlying an ADS, for example,
stock transfer taxes, stamp duty or withholding taxes
As necessary
A fee equivalent to the fee that would have been payable if
the securities distributed had been ordinary shares deposited for issuance of ADSs
Distribution of securities distributed to holders of deposited securities that are distributed by The Bank of New York Mellon to ADS holders
Payment of Taxes
Holders of ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Bank of New York Mellon may refuse to transfer their ADSs or allow them to withdraw the deposited securities underlying their ADSs until such taxes or other charges are paid. It may apply payments owed to holders of
ADSs or sell deposited securities underlying their ADSs to pay any taxes they owe, and they will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property, remaining after it has paid the taxes.
Reclassification
If DRDGOLD:                                                                                         Then:
Changes the nominal or par value of the ordinary shares;

Reclassifies, splits up or consolidates any of the deposited securities;

Distributes securities on the ordinary shares that are not
distributed to holders of ADSs; or

Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of DRDGOLD’s assets, or takes any similar
action.
The cash, ordinary shares or other securities received by The
Bank of New York Mellon will become deposited securities.
Each ADR will automatically represent its equal share of the new deposited securities.

The Bank of New York Mellon may, and will if DRDGOLD
asks it to, distribute some or all of the cash, DRDGOLD
ordinary shares or other securities it receives. It may also issue new ADSs or ask holders of ADSs to surrender their
outstanding ADSs in exchange for new ADSs identifying the
new deposited securities.
Amendment and Termination
DRDGOLD may agree with The Bank of New York Mellon to amend the Deposit Agreement and the ADSs without the consent of holders for any reason. If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York Mellon notifies holders of the ADSs of the amendment. At the time an amendment becomes effective, holders of the ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the agreement as amended.

The Bank of New York Mellon may terminate the Deposit Agreement by mailing notice of termination to ADS holders at least 30 days prior to the fixed termination date if DRDGOLD asks it to do so. The Bank of New York Mellon may also terminate the
Deposit Agreement if The Bank of New York Mellon has told DRDGOLD that it would like to resign and DRDGOLD has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York Mellon must notify holders of DRDGOLD
ADSs at least 30 days before termination.

After termination, The Bank of New York Mellon and its agents will be required to do the following under the Deposit
Agreement: collect distributions on the deposited securities, sell rights, and, upon surrender of ADSs, deliver DRDGOLD ordinary shares and other deposited securities. Four months after the date of termination or later, The Bank of New York Mellon may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADS holders who have not surrendered their ADSs. It will not invest the money and will have no liability for interest. DRDGOLD’s only obligation will be with respect to indemnification of, and payment of certain amounts to, The Bank of New York Mellon.

Limitations on Obligations and Liability to ADS Holders
The Deposit Agreement expressly limits DRDGOLD’s obligation and the obligations of The Bank of New York Mellon, and limits DRDGOLD’s liability and the liability of The Bank of New York Mellon. DRDGOLD and The Bank of New York
Mellon:
•      are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;
•      are not liable if either of DRDGOLD or The Bank of New York Mellon is prevented or delayed by law or circumstances beyond their control from performing their obligations under the Deposit Agreement;
•      are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;
•      have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on behalf of the holders of the ADSs or on behalf of any other party;
•      may rely on advice of or information from legal counsel, accountants, and any person presenting DRDGOLD’s ordinary shares for deposit, any registered holder or any other person believed by DRDGOLD in good faith to be competent to give such advice or information; and
•      pursuant to the Deposit Agreement, DRDGOLD and The Bank of New York Mellon agree to indemnify each other under certain circumstances.

Requirements for Depositary Action
Before The Bank of New York Mellon will issue, transfer or register the transfer of an ADS, make a distribution on an ADS, or allow withdrawal of DRDGOLD ordinary shares, The Bank of New York Mellon may require:
•      payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;
•      production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•      compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.
The Bank of New York Mellon may refuse to deliver, transfer or register transfers of the ADSs generally when the books of
The New York Mellon or DRDGOLD’s books are closed or at any time either DRDGOLD or The Bank of New York Mellon thinks it advisable to do so.

Holders of ADSs have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time, except:
•      when temporary delays arise because: (1) either DRDGOLD or The Bank of New York Mellon have closed
DRDGOLD’s transfer books; (2) the transfer of the ordinary shares is blocked in connection with voting at a general meeting of shareholders; or (3) DRDGOLD is paying a dividend on the ordinary shares;
•      when ADS holders seeking to withdraw the ordinary shares owe money to pay fees, taxes and similar charges; or
•      when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to
ADSs or to the withdrawal of the ordinary shares or other deposited securities.

Pre-release of ADSs
In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York Mellon may deliver
ADSs before the deposit of the underlying ordinary shares. This is called a pre-release of the ADS.

The Bank of New York Mellon may also deliver DRDGOLD ordinary shares upon cancellation of the pre-released ADSs
(even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying DRDGOLD ordinary shares are delivered to The Bank of New York Mellon. The Bank of New York Mellon may receive
ADSs instead of ordinary shares to close out a pre-release.

The Bank of New York Mellon may pre-release ADSs only under the following conditions:

•      before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York Mellon in writing that it or its customer: (1) owns the ordinary shares or ADSs to be remitted, (2) assigns all beneficial rights, title and interest in such ADSs or ordinary shares, as the case may be, to The Bank of New York
Mellon in its capacity as the depositary and for the benefit of the ADS holders, and (3) will not take any action with respect to such ADSs or ordinary shares, as the case may be, that is consistent with the transfer of beneficial ownership
(including, without the consent of The Bank of New York Mellon, disposing of such ADSs or ordinary shares, as the case may be) other than satisfaction of such pre-release;
•       the pre-release must be fully collateralized with cash, US government securities, or other collateral that The Bank of
New York Mellon considers appropriate; and
•      The Bank of New York Mellon must be able to close out the pre-release on not more than five business days’ notice.
Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York Mellon deems appropriate. The Bank of New York Mellon will normally limit the number of DRDGOLD ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 percent of the ordinary shares deposited, although The Bank of New York Mellon may disregard this limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System
In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by The Depository Trust Company, also referred to as
DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.
Profile is a required feature of DRS which allows a DTC participant, acting on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the
Deposit Agreement understand that The Bank of New York Mellon will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform
Commercial Code). In the Deposit Agreement, the parties agree that The Bank of New York Mellon’s reliance on and compliance with instructions received through the DRS/Profile System and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of The Bank of New York Mellon.

Shareholders Communications; Inspection of Register of Holders of ADSs
The Bank of New York Mellon will make available for inspection at its office all communications that it receives from
DRDGOLD as a holder of deposited securities that DRDGOLD makes generally available to holders of deposited securities. The
Bank of New York Mellon sends copies of such communications if required to do so by DRDGOLD. ADS holders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to DRDGOLD’s business or the ADSs.
12D.3 DEPOSITARY FEES AND CHARGES

DRDGOLD’s American Depository Shares, or ADSs, each representing ten of DRDGOLD’s ordinary shares, are traded on the New York Stock Exchange under the symbol “DROOY.” The ADSs are evidenced by American Depository Receipts, or ADRs, issued by The Bank of New York Mellon, as Depository under the Amended and Restated Deposit Agreement dated as of August 12,
1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007, among DRDGOLD Limited, The Bank of New York Mellon and owners and beneficial owners of ADRs from time to time. ADR holders may have to pay the following service fees to the Depositary:

Service
Fees (USD)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights ............................................................................................................
$5.00 (or less) per 100 ADSs (or
portion thereof)
1
Cancellation of ADSs for the purpose of withdrawal, including if the Deposit
Agreement terminates .................................................................................................
$5.00 (or less) per 100 ADSs (or
portion thereof)
1
Distribution of cash dividends or other cash distributions..........................................              2 cents (or less) per ADS (or portion
thereof)
2
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders
$5.00 (or less) per 100 ADSs (or
portion thereof)
2
1
These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly-issued ADSs from the Depositary or delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.
2
In practice, the Depositary has not collected these fees. If collected, such fees are offset against the related distribution made to the ADR holder.

In addition, ADR holders are responsible for certain fees and expenses incurred by the Depositary on their behalf including
(1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of ordinary shares generally on the share register and applicable to transfers of ordinary shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement, and (4) such expenses as are incurred by the Depositary in the conversion of foreign currency to U.S. Dollars.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary, collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. [The
Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.] The Depositary may generally refuse to provide fee-
attracting services until its fees for those services are paid.
12D.4 DEPOSITARY PAYMENTS FOR FISCAL 2010
For the fiscal year ended June 30, 2010, The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an amount of $121,881.23 mainly for contributions towards the company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors).

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
15A. Disclosure Controls and Procedures
As of June 30, 2010, our management, with the participation of our Chief Executive Officer and Chief Financial Officer
have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2010.
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
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, our management concluded that as of June 30, 2010 our internal control over financial reporting was effective.

15C. Independent Auditor’s Attestation Report

The effectiveness of internal control over financial reporting as of June 30, 2010 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.
15D. Changes in Internal Control Over Financial Reporting

Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, needs to be identified and reported as required by paragraph (d) of Rule
13a-15.

During the year ended June 30, 2010, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Mr. R.P. Hume, Chairman of the Audit Committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the Nasdaq Capital Market and rules promulgated by the SEC and independent both under the Nasdaq Stock Market Rules and the South African Johannesburg Stock
Exchange Rules. The board is satisfied that the skills, experience and attributes of the members of the audit committee are sufficient to enable those members to discharge the responsibilities of the audit committee.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG Inc. has served as our independent public accountant for the fiscal years ending June 30, 2010, 2009 and 2008, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2010 and 2009:
Auditors' remuneration
Year ended June
30,
2010            2009
R’000            R’000
Audit fees............................................................................................................................................................
9,859         10,362
Audit-related fees................................................................................................................................................
-                  -
Tax fees ......................................................................................................................................................................
-                  -
All other fees ..............................................................................................................................................................
-              158
9,859         10,520
Audit Fees
Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
Audit-Related Fees
For fiscal 2010 and fiscal 2009, no audit-related fees were incurred.
Tax Fees
For fiscal 2010 and fiscal 2009, no fees have been billed for tax compliance, tax advice or tax planning services.
All Other Fees
All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees. In fiscal
2009, these amounts related to fees billed for reviews of shareholders’ circulars issued. There were no such fees billed for in fiscal
2010.
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
Not applicable.
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
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
Nasdaq Stock Market Rule 5605(c)(2) requires a Nasdaq listed company to have an audit committee composed of at least three independent members. A foreign private issuer may be exempted from the requirement that all members of the audit committee qualify as independent under Nasdaq Stock Market Rules provided, among other requirements, that the members of the audit committee are independent under Exchange Act Rule 10A-3. As at September 30, 2010 all of our audit committee members are independent both under the Nasdaq Stock Market Rules and the South African Johannesburg Stock Exchange Rules.

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
Page

Report of the independent registered public accounting firm .............................................................................................                                F-1
Consolidated statement of comprehensive income for the years ended June 30, 2010, 2009 and 2008 ...........................
F-2 to F-3

Notes to the annual financial statements..............................................................................................................................
F-7 to F-71

Report of the Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of DRDGOLD Limited.

We have audited the accompanying consolidated statement of financial position of DRDGOLD Limited, its subsidiaries and associates as of June 30, 2010 and 2009, and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated statement of cash flows for each of the years in the three-year period ended
June 30, 2010. We also have audited DRDGOLD Limited’s internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO). DRDGOLD Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting.
Our responsibility is to express an opinion on these consolidated financial statements and an opinion on DRDGOLD Limited’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DRDGOLD Limited and subsidiaries as of June 30, 2010 and 2009, and the results of their operations and cash flows for each of the years in the three-year period ended June 30, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, DRDGOLD Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control –
Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors
Johannesburg, Republic of South Africa
October 29, 2010

DRDGOLD Limited
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended June 30, 2010

Continuing operations
Discontinued operations
1
Total operations
2010
2009
2008
2010
2009
2008
2010
2009
2008
Note                 R'000
R'000
R’000
R'000
R'000
R’000
R'000
R'000
R'000
Revenue                                2
1,990,522  1,910,738   1,843,912
-
- 89,235
1,990,522 1,910,738
1,933,147
Cost of sales
(1,891,787) (1,834,025) (1,598,364)
-
-  (139,369)
(1,891,787) (1,834,025) (1,737,733)
Operating costs²
(1,798,866) (1,687,359) (1,503,015)
-
-  (124,437)
(1,798,866)(1,687,359) (1,627,452)
Depreciation                        10
(190,769)
(99,217) (69,077)
-
- (854)
(190,769)
(99,217) (69,931)
Retrenchment costs 3
(20,127)
(34,922) (11,344)
-
- -
(20,127)
(34,922) (11,344)
Movement in provision for
environmental
rehabilitation                        19
88,034
(19,545) (30,171)
-
- (4,019)
88,034
(19,545) (34,190)
Movement in gold
inventory
29,941
7,018 15,243
-
-   (10,059)
29,941
7,018 5,184
Gross profit/(loss) from
operating activities
98,735
76,713 245,548
-
-   (50,134)
98,735
76,713 195,414
Loss on derivative
financial instruments
-
- -
-
- (433)
-
- (433)
Impairments                            3
(6,224)
(75,138) (63,915)
-
-   (46,718)
(6,224)
(75,138) (110,633)
Administration expenses
and general costs
(57,026)
(83,583) (79,439)
-
-   (20,084)
(57,026)
(83,583) (99,523)
Results from operating
activities
3
35,485
(82,008) 102,194
-
-   (117,369)
35,485
(82,008) (15,175)
Finance income 5
200,273
205,991 91,975
-
- 3,040
200,273
205,991 95,015
Finance expenses 6
(24,132)
(41,743)  (108,068)
-
-   (59,625)
(24,132)
(41,743) (167,693)
Profit/(loss) before
taxation
211,626
82,240 86,101
-
-   (173,954)
211,626
82,240 (87,853)
Income tax 7
(8,263)
28,444 68,303
-
- 75,408
(8,263)
28,444 143,711
Profit/(loss) after
taxation
203,363
110,684 154,404
-
-   (98,546)
203,363
110,684 55,858
Profit on disposal of
discontinued operations
8
-
- -
-
- 1,169,210
-
- 1,169,210
Profit for the year
203,363
110,684 154,404
-
- 1,070,664
203,363
110,684 1,225,068
Attributable to:
Equity owners of the
parent
207,815
129,124 128,558
-
- 867,483
207,815
129,124 996,041
Non-controlling interest
(4,452)
(18,440) 25,846
-
- 203,181
(4,452)
(18,440) 229,027
Profit for the year
203,363
110,684 154,404
-
- 1,070,664
203,363
110,684 1,225,068

-
¹
The discontinued operations relate to the Porgera Joint Venture (disposed on August 17, 2007), Emperor (disposed on October 22, 2007) and NetGold (disposed on March 13, 2008.)
² Operating costs equates to cash costs of production.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)
for the year ended June 30, 2010

Continuing operations                    Discontinued operations 1
Total operations
2010
2009
2008
2010
2009
2008
2010
2009
2008
Note
R'000
R'000
R'000
R'000
R'000
R'000
R'000
R'000
R'000
Other comprehensive
income, net of tax
Net foreign exchange translation
reserve
(156,534)
(606) 83,571
-
- (184,079)
(156,534)
(606) (100,508)
Transfer of reserve on
disposal of foreign
subsidiaries                        12
(156,534)
- -
-
- (184,079)
(156,534)
- (184,079)
Foreign exchange (loss)/gain on
translation
-
(606) 83,571
-
-
-
-
(606) 83,571
Deferred taxation thereon
-
- -
-
-
-
-
- -
Net fair value adjustment on
available-for-sale investment 11
5,154
(1,133) 1,744
-
-
-
5,154
(1,133) 1,744
Fair value adjustment on
available-for-sale investment
5,154
(1,133) 1,744
-
-
-
5,154
(1,133) 1,744
Deferred taxation thereon
-
- -
-
-
-
-
- -
Net effect of acquisition of
subsidiary
12
-
193,084 -
-
-
-
-
193,084 -
Revaluation of fixed assets
through acquisition of subsidiary
-
237,853 -
-
-
-
-
237,853 -
Non-controlling interest forming
part of the acquisition of
subsidiary
-
12,892 -
-
-
-
-
12,892 -
Deferred taxation thereon
-
(57,661) -
-
-
-
-
(57,661) -

Total comprehensive income for
the year
51,983
302,029 239,719
-
-
886,585
51,983
302,029 1,126,304
Equity owners of the parent
55,159
260,727 199,902
-
- 867,483
55,159
260,727 1,067,385
Non-controlling interest
(3,176)
41,302 39,817
-
- 19,102
(3,176)
41,302 58,919
Total comprehensive income for
the year
51,983
302,029 239,719
-
- 886,585
51,983
302,029 1,126,304
Earnings per share attributable
to equity owners of the parent
Basic and diluted earnings
per share (cents)
9
55
34 34
-
- 231
55
34 265

The accompanying notes are an integral part of these consolidated financial statements.
¹
The discontinued operations relate to the Porgera Joint Venture (disposed on August 17, 2007), Emperor (disposed on October 22, 2007) and NetGold
(disposed on March 30, 2008.)

DRDGOLD Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2010

2010                        2009
Note               R’000
R’000
ASSETS
Non-current assets
2,178,190
2,075,252
Property, plant and equipment 10
1,857,646
1,733,219
Non-current investments and other assets 11
174,223
172,680
Non-current inventories 15
5,579
4,238
Deferred tax asset 21
140,742
165,115
Current assets
402,102
550,520
Inventories 15
132,636
93,935
Trade and other receivables 16
64,521
87,960
Current tax asset
1,793
70
Cash and cash equivalents
188,152
353,555
Assets classified as held for sale 17
15,000
15,000
Total assets
2,580,292
2,625,772
EQUITY AND LIABILITIES
Equity
1,649,961
1,583,979
Equity of the owners of the parent 18
1,550,631
1,481,473
Non-controlling interest
99,330
102,506
Non-current liabilities
661,088
715,799
Provision for environmental rehabilitation 19
420,604
412,454
Post-retirement and other employee benefits 20
13,365
43,639
Deferred tax liability 21
168,142
194,560
Loans and borrowings 22
58,977
65,146
Current liabilities
269,243
325,994
Trade and other payables
268,833
322,138
Loans and borrowings 22
-
2,101
Current tax liability
410
931
Bank overdraft
-
824
Total equity and liabilities
2,580,292
2,625,772
The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
at June 30, 2010

Number
of
ordinary
shares
Number of
cumulative
preference
shares
Share capital
and share
premium
R’000
Cumulative
preference
share capital
R’000
Revaluation and
other reserves
1
R’000
Accumulated
loss
R’000
Equity of the
owners of the
parent
R’000
Non-controlling
interest
R’000
Total equity
R’000
Balance at June 30, 2007
370,341,981
5,000,000
4,069,096
500
256,488
(4,184,913)
141,171
2,285
143,456
Issued shares for cash 5,800,000 27,976
27,976
27,976
Staff options exercised 429,607 2,353
2,353
2,353
Share issue expenses (1,219)
(1,219)
(1,219)
Share-based payments 6,591
6,591
6,591
Total comprehensive income for the year (55,145) 1,122,530
1,067,385
58,919
1,126,304
Fair value adjustment on available-for-sale investment 1,744
1,744
1,744
Transfer of reserve on disposal
of subsidiaries (126,489) 126,489
-
(184,079)
(184,079)
Foreign exchange gain on translation 69,600
69,600
13,971
83,571
Profit for the year 996,041
996,041
229,027
1,225,068
Balance at June 30, 2008
376,571,588
5,000,000
4,098,206
500
207,934
(3,062,383)
1,244,257
61,204
1,305,461
Staff options exercised 1,429,715 6,707
6,707
6,707
Share issue expenses (433)
(433)
(433)
Share-based payments 7,873
7,873
7,873
Dividend on ordinary share capital (37,658)
(37,658)
(37,658)
Total comprehensive income for the year 131,603 129,124
260,727
41,302
302,029
Fair value adjustment on available-for-sale investment (1,133)
(1,133)
(1,133)
Foreign exchange loss on translation (606)
(606)
(606)
Non-controlling interest forming part of the acquisition
of subsidiary
12,892
12,892
Revaluation of fixed assets through acquisition
of subsidiary 133,342
133,342
46,850
180,192
Profit for the year 129,124
129,124
(18,440)
110,684
Balance at June 30, 2009
378,001,303
5,000,000
4,104,480
500
347,410
(2,970,917)
1,481,473
102,506
1,583,979
Issued shares for cash
6,620,413
29,877
29,877
29,877
Staff options exercised
262,663
1,004
1,004
1,004
Share issue expenses
(2,043)
(2,043)
(2,043)
Share-based payments
4,115
4,115
4,115
Dividend on ordinary share capital
(18,954)
(18,954)
(18,954)
Total comprehensive income for the year
(152,656)
207,815
55,159
(3,176)
51,983
Fair value adjustment on available-for-sale investment
3,878
3,878
1,276
5,154
Foreign exchange gain on disposal of foreign
subsidiaries recognized in profit or loss (refer note 12)
(156,534)
(156,534)
(156,534)
Profit for the year
207,815
207,815
(4,452)
203,363
Balance at June 30, 2010
384,884,379
5,000,000
4,133,318
500
198,869
(2,782,056)
1,550,631
99,330
1,649,961
1
Revaluation and other reserves comprise share-based payment reserves and asset revaluation reserves. The foreign exchange differences arising on translation of foreign subsidiaries have been transferred to profit or loss during the current year.

The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2010
2010
2009
2008
Note
R’000
R’000
R’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from sales of precious metals
1,990,522
1,910,738 1,933,147
Cash paid to suppliers and employees
(1,942,786)
(1,745,805) (1,728,030)
Cash generated by operations
28
47,736
164,933 205,117
Finance income
23,436
88,964 46,859
Dividends received
-
4,829 4,074
Finance expenses
(4,862)
(3,605) (35,528)
Income tax paid
(12,698)
(46,889) (37,902)
Net cash inflow from operating activities
53,612
208,232 182,620
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investments
(5,674)
(6,049) (26,539)
Proceeds on sale of investments
-
47,467 19,225
Additions to property, plant and equipment
(194,018)
(345,132) (286,664)
Proceeds on disposal of property, plant and equipment
13,873
10,816 10,054
Cash flow on acquisition/disposal of subsidiaries, net of cash 29
(40,396)
(277,821) (121,761)
Cash flow on disposal/acquisition of joint ventures, net of cash 30
(166)
(20,000) 1,936,726
Cash flow on acquisition of associate 31
-
(2,700) -
Net cash (outflow)/inflow from investing activities
(226,381)
(593,419) 1,531,041
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of shares
30,881
6,707 30,329
Advances of loans and borrowings
-
- 24,864
Repayments of loans and borrowings
(2,101)
(54,438) (819,916)
Share issue expenses
(2,043)
(433) (1,219)
Dividends paid
(18,954)
(37,658) -
Capital distribution to non-controlling interest
-
- (74,080)
Net cash inflow/(outflow) from financing activities
7,783
(85,822) (840,022)
NET (DECREASE)/ INCREASE IN
CASH AND CASH EQUIVALENTS
(164,986)
(471,009) 873,639
Cash and cash equivalents at beginning of the year
352,731
845,587 (12,429)
Foreign exchange movements
407
(21,847) (15,623)
Cash and cash equivalents at the end of the year
32
188,152
352,731 845,587
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS
for the year ended June 30, 2010

1. ACCOUNTING POLICIES

DRDGOLD Limited (‘the company’) is a company domiciled in South Africa. The consolidated financial statements of the company for the year ended June 30, 2010 comprise the company and its subsidiaries, together referred to as the group and its interests in associates and jointly controlled entities.

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS)
and its interpretations adopted by the International Accounting Standards Board (IASB).

The financial statements were approved by the Board of Directors on September 16, 2010.

BASIS OF MEASUREMENT

The financial statements are prepared on the historical cost basis, unless otherwise stated.

FUNCTIONAL AND PRESENTATION CURRENCY

The consolidated financial statements are presented in South African Rands, which is the company's functional currency. All financial information presented in South African Rands has been rounded to the nearest thousand.

USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The estimates and underlying assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The judgments that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
(a) Recoverable amounts of mining assets and depreciation

The recoverable amount of mining assets is generally determined utilizing discounted future cash flows. Management also considers such factors as the market capitalization of the group, the quality of the individual ore body and country risk in determining the recoverable amount. During the year under review, the group calculated recoverable amounts based on updated life-of-mine business plans, a gold price of R311,636 per kilogram (2009: R270,000 per kilogram) in year one escalating at 5.8% (2009: 7.42%) per annum, and a discount rate of 13.7% (2009: 12.5%). At a 10% lower gold price received of R280,472 per kilogram, an impairment of R731.6 million would be raised and at a 0.6 percentage point
(4%) increase in the discount rate to 14.3%, the group would start impairment of the mining assets (refer note 10).

The calculation of unit-of-production rate of depreciation could be affected to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserves. This would generally arise when there are significant changes in any of the factors or assumption used in estimating Ore Reserves. Factors could include:
•      changes in proved and probable Ore Reserves
•      the grade of Ore Reserves may vary significantly from time to time;
•      differences between actual commodity prices and commodity price assumptions;
•      unforeseen operational issues at mine sites;
•      changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates;
and
•      changes in Ore Reserves could similarly affect the useful lives of assets depreciated on straight-line basis, where those lives are limited to the life of the mine.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

USE OF ESTIMATES AND JUDGMENTS (continued)
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
(c)  Estimate of exposure and liabilities with regard to rehabilitation costs

Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements. An average discount rate of 8.95%, average inflation rate of 5.76% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (2009: discount rate of 8.25% and inflation rate of 5.7%) (refer note 19).
(d)  Estimate of post retirement medical liability

An actuarial valuation is carried out every three years. Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, retirement age, spouse age gap, continuation at retirement and proportion married at retirement (refer note 20).
(e)  Estimate of taxation

The group is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will have an impact on the income tax and deferred tax provisions in the period in which such determination is made.
(f)  Fair value of share-based compensation

The fair value of options granted is determined using the Black-Scholes option pricing model. The significant inputs into the model are: vesting period and conditions, risk-free interest rate, volatility and price of grant. (Refer to note 20 for detail on the share option scheme.)
(g)  Gold in process

Gold in process in certain plants is estimated based on the best estimate of the metallurgist of the gold content and grade thereof.
(h)  Assessment of contingencies

Contingencies will realize only when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.
(i)  Ore Reserves estimate

At the end of each financial year, the estimate of proved and probable Ore Reserves is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Ore Reserves are estimates of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate Ore Reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

USE OF ESTIMATES AND JUDGMENTS (continued)
(i)   Ore Reserves estimate (continued)

Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate Ore Reserves change from period to period and because additional geological data is generated during the course of operations, estimates of Ore Reserves may change from period to period. Changes in reported Ore Reserves may affect the group’s financial results and financial position in a number of ways and including the following:
•      Asset carrying values may be affected due to changes in estimated future cash flows;
•      Depreciation, depletion and amortization charges in the profit or loss may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
•      Decommissioning, site restoration and environmental provisions may change where changes in estimated Ore
Reserves affect expectations about the timing or cost of these activities; and
•      The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

These adjustments are made prospectively where relevant.
(j)   Estimate of deferred taxation

The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows similar to estimates used in the calculation of depreciation and rehabilitation liabilities. Management considers all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors include profitability of the operations and a higher gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. The amount recognized at June 30, 2010 is based on a future gold price received of R311,636 per kilogram (2009: R270,000 per kilogram) in year one, escalating at an average of
5.8% (2009: 7.42%) per year. At a 10% lower gold price received of R280,472 per kilogram (2009: R243,000 per kilogram), the deferred tax asset will reduce by Rnil (2009: R140.8 million). Ergo is still a new project; however its performance for the current year has improved from the prior year and is expected to be sustainable in the foreseeable future. Should Ergo’s performance not be sustainable, it could impact the relating deferred tax asset negatively.

The group provides for deferred tax using the maximum tax rates which could apply to temporary differences. However if the effective tax rates, resulting from the income tax formula for mining income, were used based on forecasts per individual entity, the net deferred tax liability would be R20.8 million (2009: R35.4 million).

If the effective tax rates were used based on forecasts per individual entity the deferred tax movement in profit or loss would amount to R14.6 million (2009: R85.7 million) expense.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all entities in the group to all period presented, except as explained below under ‘New standards, interpretations and amendments to standards and interpretations adopted.’

New standards, interpretations and amendments to standards and interpretations adopted

The group adopted the following new standards, amendments to standards and interpretations which are applicable to the group:

IFRS 2 amendment – Share-based Payments: Vesting Conditions and Cancellations
IAS 23 – Borrowing Costs
IFRS 7 amendment – Improving Disclosure about Financial Instruments
IFRS 3 – Business Combinations
IAS 27 amendment – Consolidated and Separate Financial Statements
IFRS 5 amendment – Non-current Assets Held for Sale and Discontinued Operations
IFRIC 17 – Distribution of Non-cash Assets to Owners

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

IFRS 2 amendment – Share-based Payments: Vesting Conditions and Cancellations

The group adopted IFRS 2 amendment – Share-based Payments: Vesting Conditions and Cancellations as of July 1, 2009. The
amendment to the standard requires that in determining the grant date fair value of the equity instrument all non-vesting conditions should be taken into account. Vesting conditions are limited to service and performance conditions. All other conditions are considered non-vesting. Where the company or counter party can choose to meet non-vesting condition, failure to meet such conditions is treated as a cancellation. These are clarifying amendments which did not have any effect on the financial position or performance of the group.

IAS 23 – Borrowing Costs

The group adopted IAS 23 – Borrowing Costs as of July 1, 2009. The amendment to the standard requires that borrowing costs relating to qualifying assets to be capitalized. The amendment did not have any effect on the financial position or performance of the group, as the policy in the past was also to capitalize borrowing costs.

IFRS 7 amendment – Improving Disclosure about Financial Instruments

The group adopted IFRS 7 amendment – Improving Disclosure about Financial Instruments as of July 1, 2009. These amendments enhanced disclosures about fair value measurements and liquidity risk. These have been made to address application issues and provide useful information to users. These amendments did not have any effect on the financial position or performance of the group, however, additional disclosure have been made in the financial instruments in note 24 in accordance with the additional disclosure requirements.

IFRS 3 – Business Combinations

The group adopted IFRS 3 – Business Combinations as of July 1, 2009. The revised standard supersedes the previous standard and provides guidance for applying the acquisition method, for example recognition of the non-controlling interest, and is to be applied prospectively. Due to the changes only being required prospectively, these amendments did not have any effect on the financial position or performance of the group relating to comparative numbers.

IAS 27 amendment – Consolidated and Separate Financial Statements

The group adopted IAS 27 amendment – Consolidated and Separate Financial Statements as of July 1, 2009. These amendments require losses to be allocated to non-controlling interests. It introduces the term non-controlling interest and states that changes in a parent’s interest in a subsidiary which doesn’t lead to the loss of control is recorded as a transaction with equity owners in their capacity as equity owners and no profit or loss is recognized. When control is lost the gain or loss is recognized in profit or loss and any remaining interest is recorded at the fair value on the transaction date. The standard requires retrospective application of the amendments with certain exceptions. These amendments did not have any effect on the financial position or performance of the group due to the group qualifying for the exceptions for transactions attributable to the period before 1 July 2009. The exemptions being for allocation of losses to non-controlling interest resulting in a deficit, accounting for changes in ownership interests after control has been obtained and for restating the carrying amounts of subsidiaries after loss of control. Therefore, transactions included in the ambit of the standard, entered into from 1 July 2009 onwards, have been recognized in-line with the new requirements.

IFRS 5 amendment – Non-current Assets Held for Sale and Discontinued Operations

The group adopted IFRS 5 amendment – Non-current Assets Held for Sale and Discontinued Operations as of July 1, 2009. The
amendment requires an entity which is committed to a sale plan involving loss of control of a subsidiary to classify all the assets and liabilities of that subsidiary as held for sale when the criteria for classification as held for sale are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale. These amendments did not have any effect on the financial position or performance of the group.

IFRIC 17 – Distribution of Non-cash Assets to Owners

The group adopted IFRIC 17 – Distribution of Non-cash Assets to Owners as of July 1, 2009. The interpretation addresses the following issues when a non-current asset is distributed to shareholders: the timing and the recognition of the liability, the value of the liability and how any difference between the carrying amount of the non-current asset distributed and the value of the distribution should be treated. The interpretation did not have any effect on the financial position or performance of the group.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
1. ACCOUNTING POLICIES (continued)

New accounting standards and IFRIC interpretations

Certain new accounting standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations have been published that have various effective dates. These new standards and interpretations have not been early adopted by the group and a reliable estimate of the impact of the adoption thereof for the group cannot yet be determined for all of them, as management is still in the process of determining the impact of these standards and interpretations on future financial statements.

At the date of authorization of these financial statements, the following standards and interpretations were in issue but not yet effective such that they could have bearing on the group and the group expects to adopt the standards and interpretations when effective:
Standards / interpretation
Effective date
Various
Improvements to IFRSs 2009 (excluding IFRS 2 Share-based Payment;
IAS 38 Intangible Assets - Additional consequential amendments arising from revised IFRS 3 and measuring the fair value of an intangible asset acquired in a business combination; IFRIC 9 Reassessment of Embedded
Derivatives; IFRIC 16 Hedges of a Net Investment in a Foreign Operation)
Annual periods commencing on
or after January 1, 2010
(1)
IFRS 2
amendment
Group Cash-settled Share-based Payment Transactions (withdrawal of
IFRIC 8 and IFRIC 1)
Annual periods commencing on
or after January 1, 2010
(1)
IAS 32
amendment
IAS 32 Financial Instruments: Presentation: Classification of Rights Issues
Annual periods commencing on
or after February 1, 2010
(1)
IFRIC 19
Extinguishing Financial Liabilities with Equity Instruments
Annual periods commencing on
or after July 1, 2010
(1)
Revised IAS 24
Related Party Disclosures
Annual periods commencing on
or after January 1, 2011
(1)
IFRIC 14
amendment
Prepayments of a Minimum Funding Requirement
Annual periods commencing on
or after January 1, 2011
(1)
IFRS 9
Financial Instruments
Annual periods commencing on
or after January 1, 2013
(1)
(1) The impact is not known or estimable.

Each of these standards and interpretations is described briefly below:

IFRS 2 amendment – Group Cash-settled Share-based Payment Transactions

IFRIC 8 and IFRIC 11 are incorporated into IFRS 2 and withdrawn. The amendments modify the definitions of a share-based payment arrangement, share-based payment transaction, equity-settled share-based payment transaction and cash-settled share-
based payment transaction.

An entity receiving goods or services (“receiving entity”) in either an equity-settled or a cash-settled share-based payment transaction is required to account for the transaction in its separate or individual financial statements. This principle even applies if another group entity or shareholder settles the transaction (“settling entity”) and the receiving entity has no obligation to settle the payment. Previously IFRS 2 had explicit requirements to attribute transactions settled by a parent or shareholder only if those transactions were equity-settled.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

New accounting standards and IFRIC interpretations (continued)

IAS 32 - Financial Instruments: Presentation: Classification of Rights Issues

IAS 32 states that a derivative instrument relating to an entity’s own equity instruments is classified as equity only if it results in the exchange of a fixed number of equity instruments for a fixed amount of cash or another financial asset. In 2005, the IFRIC concluded that if an equity conversion option in a convertible bond was denominated in a foreign currency, the amount of cash receivable in the functional currency on conversion would be variable. Consequently, the conversion option was a derivative liability that should be measured at its fair value with changes in fair value included in profit or loss.

The amendment requires that rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.

IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments

The interpretation applies to the accounting by the debtor in a debt for equity swap transaction, except for:
•      Transactions where the creditor is a shareholder and acting in that capacity;
•      Transactions where the two entities are under common control before and after the transaction and the substance of the transaction includes an equity contribution / distribution; and
•      The debt for equity swap is in accordance with the original terms of the financial liability.

IAS 39, paragraph 41, requires that an entity recognize in profit or loss the difference between the carrying amount of the financial liability extinguished and the consideration paid. The interpretation clarifies that equity instruments issued to a creditor to extinguish all or part of a financial liability in a debt for equity swap would be “consideration paid” in accordance with IAS 39 paragraph 41.

Revised IAS 24 – Related party disclosures

The changes introduced in the revised IAS 24, include amendments to the definition of a related party and related party disclosure requirements for government-related entities.

IFRIC 14 – Prepayments of a Minimum Funding Requirement

The amendment is intended to address the accounting treatment for prepayments made when there is also a minimum funding requirement (MFR). Currently IFRIC 14 states that a surplus in a plan, is not regarded as an economic benefit available as a reduction in future contribution if the future minimum funding contribution required, in respect of future accrual of benefits, exceeds the future service costs. Therefore, under the current IFRIC 14, a prepayment would be recognized as an expense.

Under the amended IFRIC 14 such a prepayment would be recognized as an asset, on the basis that the entity has a future economic benefit from the prepayment in the form of reduced cash outflows in future years in which MFR contributions would be required.
IFRS 9 – Financial Instruments

IFRS 9 deals with classification and measurement of financial assets and will replace the relevant sections of IAS 39.

Classification

The standard requires that financial assets be classified as either measured at:
•     amortized cost; or
•     fair value

A financial asset is measured at amortized cost if:
•      the objective of the business model is to hold assets in order to collect contractual cash flows, and
•      the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

New accounting standards and IFRIC interpretations (continued)

IFRS 9 – Financial Instruments (continued)

All other financial assets are measured at fair value, with fair value changes recognized in profit or loss. The standard eliminates the existing IAS 39 categories of held to maturity, available for sale and loans and receivables. Classification takes place on initial recognition and subsequent changes are expected to be rare and subject to certain conditions. Embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. IAS 39 continues to apply to derivatives embedded in financial liabilities.

Fair value options
An entity may designate a financial instrument on initial recognition as measured at fair value through profit or loss only if it eliminates or significantly reduces a measurement or recognition inconsistency (“accounting mismatch”).

Investments in Equity Instruments
Investments in equity instruments are generally measured at fair value with gains and losses recognized in profit or loss. For an investment in an equity instrument that is not held for trading, an entity may on initial recognition elect to present all fair value changes from the investment in other comprehensive income (OCI). No amount recognized in OCI is ever reclassified to profit or loss at a later date. Dividends on such investments are recognized in profit or loss, rather than OCI, in accordance with IAS 18
Revenue unless they clearly represent a recovery of the cost of the investment.

IFRS 9 eliminates the exception in IAS 39 that allows investments in unquoted equity instruments, and related derivatives, for which a fair value cannot be determined reliably, to be measured at cost. These instruments are now measured at fair value although the standard notes that in some limited circumstances cost may be an appropriate estimate of fair value. The guidance in
IAS 39 on impairments of financial assets and on hedge accounting continues to apply. However, as a result of the simplified classification requirements, the numerous impairment methods in IAS 39 have been reduced to a single impairment method.

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are entities controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Changes in the group’s interest in a subsidiary which does not lead to loss of control is recorded as a transaction with equity owners in their capacity as equity owners and no profit or loss is recognized. Subsequent changes to an exercise price of an option or forward price forming part of the aforementioned transaction is recognized in profit or loss. When control is lost, the gain or loss is recognized in profit or loss and any remaining interest is recorded at the fair value on the transaction date, which is deemed to be the cost price, and depending on the nature of the remaining investment is either recognized as an associate, joint venture or as a financial instrument.

Subsidiaries with a year-end on a date other than June 30, are included in the consolidated financial statements using the most recent financial results with no more than a three-month difference if it is impracticable to prepare financial statements at the group reporting date. Adjustments are made for material transactions and events between the group and subsidiary in the intervening period.

The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the group.

Special purpose entities

The group has established a special purpose entity for investment purposes. The group has a direct shareholding in the entity. A special purpose entity is consolidated if, based on evaluation of the substance of its relationship with the group and the special purpose entity’s risks and rewards, the group concludes that it controls the special purpose entity. The special purpose entity controlled by the group was established under terms that impose strict limitations on the decision-making powers of the special purpose entity’s management and that result in the group receiving the majority of the benefits related to the special purpose entity’s operations and net assets, being exposed to the majority of risks incident to the special purpose entity’s activities, and retaining the majority of the residual or ownership risks relating to the special purpose entity or its assets.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

BASIS OF CONSOLIDATION (continued)

Associates

Associates are those entities in which the group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the group holds between 20% and 50% of the voting power of another entity. Associates are accounted for using the equity method and are initially recognized at cost. The group's investment in associates includes goodwill identified on acquisition and is presented net of any accumulated impairment losses. The consolidated financial statements include the group's share of the total recognized income and expenses and equity movements of associates, after adjustments to align the accounting policies with those of the group, from the date that significant influence commences until the date that significant influence ceases.

When the group's share of losses exceeds its interest in an associate, the group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred legal or constructive obligations or made payments on behalf of an associate.

Joint ventures

Joint ventures (jointly controlled entities) are those entities for which the group has joint control over their activities. They are established by contractual agreement and require unanimous consent for strategic financial and operating decisions. The consolidated financial statements include the group's proportionate share of the entities' assets, liabilities, revenue and expenses, with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Transactions eliminated on consolidation

Intra-group balances, transactions and any unrealized gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the group's interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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

Each entity in the group has determined its own functional currency in accordance with the above process. The functional currency of the company is the South African Rand.

Foreign currency transactions

Transactions in foreign currencies undertaken by group entities are translated at the foreign exchange rates ruling at the dates of these transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies, measured at fair value, are translated at foreign exchange rates ruling at the date that the fair value was determined. Foreign exchange differences arising on translation are recognized in profit and loss, except for differences arising on the translation of available-for-sale equity instruments or a financial liability designated as a hedge of the net investment in a foreign operation, which are recognized directly in other comprehensive income.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

FOREIGN CURRENCY (continued)

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into South African Rands at the foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to South African Rands at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed of, the relevant amount in the foreign currency translation reserve is transferred to profit or loss as part of the profit or loss on disposal. On partial disposal of a subsidiary that includes a foreign operation, the relevant portion of such cumulative amount is reattributed to non-controlling interests.

Net investment in foreign operations

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve in the consolidated financial statements.

FINANCIAL INSTRUMENTS

Financial instruments recognized in the statement of financial position include investments, available-for-sale financial instruments, trade and other receivables, cash and cash equivalents, long- and short-term interest-bearing borrowings, trade and other payables and bank overdrafts. Financial instruments are initially recognized at fair value and include any directly attributable transaction costs, except those financial instruments measured at fair value through profit or loss. Subsequent to initial recognition, financial instruments are measured as described below.

Financial assets and liabilities are off-set and the net amount presented in the statement of financial position when, and only when, the company has the legal right to off-set the amounts and intends either to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Loans and receivables

Loans and receivables (which includes trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

The group's investments in equity securities and certain debt securities are classified as available-for-sale financial assets.
Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized in other comprehensive income and presented within equity in the revaluation and other reserves. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid investments with an original maturity of three months or less. Subsequent to initial recognition, cash and cash equivalents are measured at amortized cost, which is equivalent to their fair value. Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Interest-bearing borrowings

Interest-bearing borrowings (including the preference share liabilities) are subsequently measured at amortized cost with any difference between the initial amount and the redemption value being recognized in profit or loss over the period of the borrowings on an effective interest basis. If the group revises its estimates of payments, the carrying amount of the liability is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the current value of estimated future cash flows at the liability's original effective interest rate. The adjustment is recognized as income or expense in profit or loss.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

FINANCIAL INSTRUMENTS (continued)

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
Capitalized development costs include expenditure incurred to develop new ore bodies, to define future mineralization in existing ore bodies and to expand the capacity of a mine. Mine development costs to maintain production, are expensed as incurred.
Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred (refer to accounting policy on finance costs capitalized). Mine development costs include acquired proved and probable Ore Reserves at the acquisition date.

Exploration and evaluation costs, including the costs of acquiring licenses, property and qualifying borrowing costs, are capitalized as exploration assets on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. The capitalized costs are presented as tangible assets according to the nature of the assets acquired. When a license is relinquished or a project is abandoned, the related costs are recognized in profit or loss immediately. Pre-license costs are recognized in profit or loss as incurred.
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
Where parts of an item of property, plant and equipment, with costs that are significant in relation to the total cost of the item, have different useful lives, they are accounted for as separate items of property, plant and equipment.
Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in profit or loss. When assets are sold which have been revalued on acquisition for consolidated purposes, the amounts included in the revaluation reserve are transferred to retained earnings.

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

Subsequent costs

The group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing part of an item when that cost is incurred, if it is probable that the future economic benefits embodied within the part will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other costs are recognized in profit or loss as an expense as incurred.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

PROPERTY, PLANT AND EQUIPMENT (continued)

Depreciation

Depreciation of mining properties (including mineral rights), mine development and mine plant facilities relating to underground operations are computed using the units-of-production method based on estimated proved and probable Ore Reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year. Proved and probable Ore
Reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Exploration assets that are available for use are depreciated over their estimated useful lives. Changes in management’s estimates of the quantities of the economically recoverable reserves impact depreciation on a prospective basis.
The prevailing market price of gold at the end of the financial year was R208,287, R236,227 and R306,081 per kilogram for the fiscal years ended June 30, 2008, 2009 and 2010, respectively.

Other assets are depreciated using the straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their estimated useful lives, unless it is reasonably certain that the group will obtain ownership by the end of the lease term. Land is not depreciated.
The current estimated useful lives for the current and comparative periods are:
• mining properties – life of mine for each operation, currently between five (2009: two and 2008: three) and 27 (2009: 27 and 2008: 28) years
• mine development – life of mine for each operation, currently between five (2009: two and 2008: three) and 27 (2009:
27 and 2008: 28) years
• mine plant facilities – life of mine for each operation, currently between five (2009: two and 2008: three) and 27 (2009:
27 and 2008: 28) years
• equipment and vehicles – three to five years
The residual values, estimated useful lives and depreciation methods are re-assessed annually and adjusted if appropriate.

INTANGIBLE ASSETS

Acquisition and goodwill arising thereon

The group measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-
controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. In the case of a bargain purchase, the resulting gain is recognized in profit or loss on the acquisition date. Goodwill relating to equity accounted investments is included within the carrying value of the investment and tested for impairment when indicators exist.

Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognized as a result of such transactions.

Goodwill relating to subsidiaries is tested annually for impairment and measured at cost less accumulated impairment losses.
Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purposes of impairment testing.
IMPAIRMENT
Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Financial assets measured at amortized cost
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate, that is, the effective interest rate computed at initial recognition of these financial assets.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

IMPAIRMENT (continued)

Available-for-sale financial assets

An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. When a decline in the fair value of an available-for-sale financial asset has been recognized directly in other comprehensive income, and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Financial assets that are individually significant are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in profit or loss.
An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

Non-financial assets

The carrying amounts of the group's assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term "recoverable minerals" means proved and probable Ore Reserves which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R208,287, R236,227 and R306,081 per kilogram for the fiscal years ended June 30, 2008, 2009 and 2010, respectively. For purposes of impairment testing, assets are grouped together into the smallest group of assets which generates cash flows from continuing use that is largely independent of the cash inflows of other assets or groups of assets (‘cash-generating units’).

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

Exploration assets

Exploration assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration assets are allocated to cash generating units consistent with the determination of reportable segments. The technical feasibility and commercial viability of extracting an Ore Reserve is considered to be determinable when proven reserves are determined to exist. Upon determination of proven reserves, exploration assets attributable to those reserves are first tested for impairment and then reclassified from exploration assets to a separate category within tangible assets. Expenditure deemed to be unsuccessful is recognized in profit or loss immediately.

INVENTORIES

Gold in process is stated at the lower of cost and net realizable value. Costs are assigned to gold in process on a weighted average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing as they are reliably measurable at that point. Selling, refining and general administration costs are excluded from inventory valuation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable stores are stated at the lower of cost and net realizable value. Cost of consumables is based on the weighted average cost principle and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

INVENTORIES (continued)

Bullion is stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

TAXATION

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to a business combination, or to items recognized directly in equity or other comprehensive income.

Current taxation

Current taxation is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred taxation

Deferred taxation is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the maximum tax rates that could apply to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, if these relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, if the company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

SHARE CAPITAL

Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effect.

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

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

EMPLOYEE BENEFITS

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through monthly contributions to these defined contribution plans. Obligations for contributions are recognized as an employee benefit expense in profit or loss as incurred.

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
The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to market conditions such as share prices not achieving the threshold for vesting.

Post-retirement medical benefits

Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees and the remaining life expectancies of retirees. The group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis and discounted using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the group's obligations and that are denominated in the same currency in which the benefits are expected to be paid. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. The fair value of any plan assets is deducted. Actuarial gains and losses are recognized immediately in profit or loss. When the calculation results in a benefit to the group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

Termination benefits

Termination benefits are recognized as an expense when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detail plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the group has made an offer for voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

PROVISIONS

A provision is recognized in the statement of financial position when the group has present legal or constructive obligations resulting from past events that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

PROVISIONS (continued)

Decommissioning liabilities

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognized and included within mining properties. Decommissioning liabilities are measured at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in profit or loss. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the relevant asset. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration liabilities

The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are charged to profit or loss as a cost of production. Gross restoration liabilities are estimated at the present value of the expenditures expected to settle the obligation.

Rehabilitation trust funds

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
Revenue is recognized in profit or loss when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

Government grants

Government grants are not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grant will be received. Grants that compensate the group for expenses incurred are recognized in profit or loss as a deduction against the related expense.

Finance income

Finance income includes dividends received, interest received, growth in the environmental rehabilitation trust funds, net gains on financial instruments measured at amortized cost and net foreign exchange gains, and other profits and losses arising on disposal of investments.

Dividends are recognized when the group's right to receive payment is established. Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

EXPENSES

Operating lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

1. ACCOUNTING POLICIES (continued)

EXPENSES (continued)

Finance expenses

Finance expenses comprise interest payable on borrowings calculated using the effective interest method, unwinding of the discount of the provision for environmental rehabilitation, net foreign exchange losses, net losses on financial instruments measured at amortized cost, and interest on finance leases.

Finance costs capitalized

Interest on borrowings relating to the financing of qualifying major capital projects under construction is capitalized during the construction phase as part of the cost of the project. Such borrowing costs are capitalized over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalization ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

SEGMENT REPORTING

Operating segments are identified on the basis of internal reports that the group’s Chief Operating Decision Maker (CODM)
reviews regularly in allocating resources to segments and in assessing their performance. The CODM for the group has been identified as the group’s Executive Committee. Reportable segments are identified based on quantitative thresholds of revenue, profit or loss, and assets. The amounts disclosed for each reportable segment are the measures reported to the CODM, which are not necessarily based on the same accounting policies as the amounts recognized in the financial statements. Aggregation of operating segments is implemented where disclosure of information enables users of the group’s financial statements to evaluate the nature and effects of the business activities in which it engages and the economic environment in which it operates, where the operating segments have characteristics so similar that they can be expected to have essentially the same future prospects and where they are similar in the following respects:
•     the nature of products and services;
•     the nature of the production process;
•     the type or class of customer for their products and services;
•     the methods used to distribute their products or provide their services; and
•     if applicable, the nature of the regulatory environment.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

A held-for-sale asset is classified as such if it is a non-current asset, or disposal group comprising assets and liabilities, that is expected to be recovered primarily through sale rather than through continuing use. Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the group's accounting policies.
Thereafter, in general, the non-current assets or disposal groups are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent measurement. Gains are not recognized in excess of any cumulative impairment loss. A discontinued operation in the group is a component of the group's business that represents a separate major line of business, a geographical area of operations which has been disposed of or is held for sale, or a subsidiary acquired exclusively for resale. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is restated as if the operation had been discontinued from the start of the comparative period.

EARNINGS OR LOSS PER SHARE

The group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings or loss per share are calculated based on the net profit or loss after taxation for the year attributable to ordinary shareholders of the company, divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings or loss per share are presented when the inclusion of ordinary shares that may be issued in the future which comprises share options granted to employees has a dilutive effect on earnings or loss per share.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
2010
2009
2008
R’000
R’000
R’000
2. REVENUE
Revenue consists of the following principal categories:
Gold revenue
1,976,778
1,870,574 1,897,723
By-product revenue
13,744
40,164 35,424
Total revenue
1,990,522
1,910,738 1,933,147

3. RESULTS FROM OPERATING ACTIVITIES INCLUDES
THE FOLLOWING:
Auditors' remuneration
(9,859)
(10,520) (10,453)
Audit fees – current year
(9,581)
(10,246) (10,163)
(Under)/over provision – prior year
(278)
(116) 161
Fees for other services
-
(158) (451)
Management, technical, administrative and secretarial
service fees
(8,283)
(12,916) (15,760)
Staff costs
Included in staff costs are:
(633,301)
(681,717) (652,168)
Salaries and wages
(603,210)
(582,509) (598,160)
Share-based payments
(4,115)
(7,873) (6,591)
Retrenchment and restructuring costs
(20,127)
(34,922) (11,344)
Post-retirement and other employee benefit contributions
(5,849)
(56,413) (36,073)
Profit on sale of property, plant and equipment
13,722
10,266 10,054
Impairments
(6,224)
(75,138) (110,633)
Property, plant and equipment
12,514
(72,438) (116,522)
Investments in and loans to associates
-
(2,700) -
Rehabilitation trust fund
(18,738)
- -
Other loans
-
- 5,889

During the year ended June 30, 2010, the group reversed an impairment of R12.5 million against Crown's property, plant and equipment. The reversal of impairment was due to the recoverable amount (value in use) of these assets being higher than their carrying amount due to the extension of the Knights life-of-mine plan. The group recorded an impairment of R18.7 million against the West Witwatersrand Gold Mine (Pty) Limited's rehabilitation trust fund due to the transfer of the relating mining rights over the West Wits mining lease area (refer note 11).

During the year ended June 30, 2009, impairments of R53.0 million and R19.4 million were recorded against ERPM’s and
Crown’s property, plant and equipment, respectively. The impairments were due to the recoverable amount of these assets being less than their carrying amount for ERPM due to closure of underground operations and for Crown due to restriction of deposition capacity. The Crown plant, City plant and ERPM’s underground operations are separate cash-generating units. Furthermore, an impairment relating to the investment in West Wits SA (Pty) Limited amounting to R2.7 million was recognized. The impairment was due to the recoverable amount of this asset being less than its carrying amount.

During the year ended June 30, 2008, an impairment of R69.8 million was recorded against ERPM’s property, plant and equipment due to unprofitable long-walls, and an impairment of R46.7 million was recorded against Emperor’s property, plant and equipment. The impairments were due to the recoverable amount of these assets being less than their carrying amount.

An impairment of R3.5 million recorded during the 2007 financial year against the preference shares held by the black economic empowerment partner, Khumo Gold SPV (Pty) Limited, and R2.4 million impairment which was raised against the loan to the
DRDSA Empowerment Trust, were reversed during the 2008 financial year. The reversal of these impairments was due to the recoverable amount represented by the value in use of these assets being higher than their carrying amount.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
2010
2009
2008
R’000
R’000
R’000
3. RESULTS FROM OPERATING ACTIVITIES INCLUDES
THE FOLLOWING: (continued)
Operating leases
(1,243)
(2,670) (2,635)
Mining royalty
(1,240)
- -
Pumping subsidy received
-
9,000 12,703
4. DIRECTORS' EMOLUMENTS
Executive directors
Services rendered as directors of the company
Salaries
(6,636)
(6,130) (3,994)
Bonuses
(4,102)
(2,907) (1,655)
Services rendered by directors as directors of subsidiaries
Salaries
-
(1,429) -
Bonuses
-
(1,399) -
End-of-contract payments
-
(747) -
Non-executive directors
Services rendered as directors of the company
Directors fees and bonuses
(3,023)
(3,787) (3,071)
Services rendered as directors as directors of subsidiaries
Directors fees and bonuses
-
- (877)
Alternate Directors
Services rendered as directors of the company
Salaries
-
- (1,562)
Bonuses
-
- (716)
Pension/provident fund contributions
-
- (130)
Included in administration and general costs
(13,761)
(16,399) (12,005)

5. FINANCE INCOME
Dividends received
-
4,829 4,074
Interest received
17,704
75,035 70,232
Net gain on financial liabilities measured at amortized cost (refer note 22)
14,643
62,000 -
(Loss)/profit on realization of investment
-
(1,873) 12,005
Profit on disposal of subsidiaries (refer note 12)
156,749
- -
Profit on disposal of joint venture
1,500
- -
Growth in environmental rehabilitation trust funds (refer note 11)
9,452
12,867 8,486
Recognition of negative goodwill on acquisition of subsidiary
-
53,006 -
Other finance income
225
127 218
200,273
205,991 95,015

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
2010                    2009
2008
R’000                   R’000
R’000
6. FINANCE EXPENSES
Interest paid on bank loans and overdrafts
(3,687)
(2,219) (34,133)
Interest paid on overdue accounts
(848)
(865) (787)
Realized and unrealized foreign exchange loss
(5)
(10,318) (37,314)
Net loss on financial liabilities measured at amortized
cost (refer note 22)
-
- (83,721)
Unwinding of provision for environmental rehabilitation
(refer note 19)
(10,797)
(9,797) (4,735)
Unwinding of discount on financial liabilities measured
at amortized cost
(8,468)
(18,023) (6,394)
Other finance expenses
(327)
(521) (609)
(24,132)
(41,743) (167,693)

7. INCOME TAX
Mining tax
471
20,729 147,737
Non-mining tax
(6,972)
11,332 (4,026)
Secondary tax on companies
(1,762)
(3,617) -
(8,263)
28,444 143,711
Comprising:
South African
Current tax - current year
(8,476)
(43,321) (13,272)
- prior year
(70)
749 -
Deferred tax
2,045
74,633 81,575
Secondary tax on companies
(1,762)
(3,617) -
Foreign
Current tax
-
- (32,678)
Deferred tax
-
- 108,086
(8,263)
28,444 143,711
In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate of 28% (2009: 28%) (2008: 28%).

The tax rates applicable to mining and non-mining income of a gold mining company depend on whether the company has elected to be exempt from secondary tax on companies (STC). STC is a tax on dividends declared, which is payable by the company declaring the dividend. At present, the STC tax rate is equal to 10.0% (2009: 10%) (2008: 10%) of the amount of income declared as a dividend. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply to both mining and non-mining income.

In 2010, 2009 and 2008, the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 43% (2009: 43%) (2008: 43%) and 35% (2009: 35%) (2008: 35%) respectively. During those same years, the tax rates for companies that did not elect the STC exemption were 34% (2009: 34%) (2008: 34%) and 28% (2009: 28%) (2008: 28%), for
taxable mining and non-mining income respectively.

In 1993, the company elected not to be exempt from STC, as this would have meant that the company would be subject to normal taxation at the higher rates of 43% for mining income and 35% for non-mining income. The company, having chosen not to be subject to the STC exemption, is subject to 34% (2009: 34%) (2008: 34%) tax on mining income and 28% (2009: 28%) (2008:
28%) for non-mining income. With the exception of Crown, all of the South African subsidiaries elected not to be exempt from
STC.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

7. INCOME TAX (continued)

South African deferred tax is provided at the maximum possible mining tax rate applicable in terms of the mining tax formula to the relevant operations at either 34% or 43% (2009: 34% or 43%) (2008: 34% or 43%).

The formulae for determining the South African gold mining tax rates for both the current and prior years are:
Y = 43 – 215/X (elect not to pay STC)
Y = 34 – 170/X (elect to pay STC)
Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining incomes derived, expressed as a percentage.

Each company is taxed as a separate entity and no tax set-off is allowed between the companies.
2010
2009
2008
R’000
R’000
R’000
Estimated unredeemed capital expenditure at year-end
(available for deduction against future mining income)
2,171,299
1,907,048           1,395,736
Estimated tax losses at year-end (available to reduce future taxable income)
844,903
914,057 963,940
Estimated tax losses and unredeemed capital expenditure
carried forward
3,016,202
2,821,105          2,359,676
Estimated future tax relief at applicable statutory rates
991,082
922,492 748,071
Tax reconciliation
Major items causing the group's income tax provision to
differ from the statutory rate were:
Taxation (charge)/benefit on net (profit)/loss at applicable statutory rates
(66,105)
(25,660) 27,987
Disallowable expenditure
(6,344)
(22,986) (94,659)
Exempt income
47,967
32,372 226,850
Additional tax expense relating to the prior year
(70)
(1,373) -
Tax incentives
2,410
2,114 5,678
Secondary tax on companies
(1,762)
(3,617) -
Temporary differences including tax losses recognized for which deferred tax assets were previously unrecognized
15,745
45,047 (22,145)
Other
(104)
2,547 -
Taxation (charge)/relief
(8,263)
28,444 143,711

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

8. PROFIT ON DISPOSAL OF DISCONTINUED OPERATIONS

The sale of Emperor’s 20% interest in the Porgera Joint Venture to Barrick was completed on August 17, 2007 for a cash consideration of R1.9 billion ($255.0 million) and subsequently Emperor retired all its debt facilities, leaving the group debt- and hedge-free. Emperor’s capital return to its shareholders amounting to R308.5 million ($43.9 million) was completed on
September 3, 2007 and DRDGOLD received its portion of the capital return, amounting to R242.8 million ($37.7 million).

The sale of DRDGOLD’s 78.72% interest in Emperor was concluded on October 22, 2007 for a total consideration of R355.8 million (A$56.0 million), drawing to a close the group’s mining investment in Australasia.

On March 30, 2008 DRDGOLD disposed of its 50.25% shareholding in NetGold Services Limited (NetGold) and in exchange for its shareholding in NetGold obtained a 12.3% stake in GM Networks Limited (GoldMoney), which was sold during fiscal
2009.

Comparative information has been restated and re-presented to show the discontinued operations separately from the continuing operations.
Profit on disposal of Porgera
-
- 1,052,393
Profit on disposal of Emperor
-
- 103,403
Profit on disposal of NetGold
-
- 13,414
Profit on disposal of discontinued operations
-
- 1,169,210
2010                  2009
2008
R’000                  R’000
R’000

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

9. EARNINGS PER SHARE
Basic
The calculation of earnings per ordinary share is based
on the following:
Basic earnings attributable to equity owners of the parent
207,815
129,124 996,041
Basic earnings from continuing operations attributable to equity owners of the parent
207,815
129,124 128,558
Weighted average number of ordinary shares in issue
380,407,239
376,678,974 376,023,344
Diluted
Basic earnings attributable to equity owners of the parent
207,815
129,124 996,041
Dilutive effect on earnings
-
- -
Diluted basic earnings
207,815
129,124 996,041

Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares
Weighted average number of ordinary shares in issue
380,407,239
376,678,974 376,023,344
Number of staff options allocated
221
223,547 22,813
Diluted weighted average number of ordinary shares
380,407,460
376,902,521 376,046,157

Basic earnings per ordinary share (cents)
55
34 265
Diluted earnings per ordinary share (cents)
55
34 265
Basic earnings from continuing operations per ordinary share (cents)
55
34 34
Diluted earnings from continuing operations per ordinary share (cents)
55
34 34

2010                   2009                   2008
R’000                   R’000                  R’000

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
2010
2009
R’000
R’000

10. PROPERTY, PLANT AND EQUIPMENT
Total
Cost
3,191,996
2,901,436
Opening balance
2,901,436
1,809,606
Acquired through purchase of subsidiaries
131,205
740,874
Additions
200,405
346,668
Borrowing costs capitalized
32
5,154
Disposals
(41,082)
(866)
Accumulated depreciation and impairment
(1,334,350)     (1,168,217)
Opening balance
(1,168,217)
(996,731)
Current depreciation
(190,769)
(99,217)
Reversal of impairment/(impairment)
12,514
(72,438)
Disposals
12,122
169
Carrying value
1,857,646
1,733,219

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
2010
2009
R’000
R’000
10. PROPERTY, PLANT AND EQUIPMENT (continued)
Mining property
Cost
314,309
284,800
Opening balance
284,800
259,313
Acquired through purchase of subsidiaries
21,656
-
Additions (b)
7,853
22,367
Borrowing costs capitalized
-
3,298
Disposals
-
(178)
Accumulated depreciation and impairment
(159,179)
(151,527)
Opening balance
(151,527)
(145,574)
Current depreciation
(7,652)
(5,746)
Impairment
-
(207)
Carrying value
155,130
133,273
Mine development
Cost
1,970,999
1,806,500
Opening balance
1,806,500
902,845
Acquired through purchase of subsidiaries
54,384
672,140
Additions
122,174
231,715
Disposals
(12,059)
(200)
Accumulated depreciation and impairment
(717,586)
(614,272)
Opening balance
(614,272)
(513,450)
Current depreciation
(115,373)
(54,254)
Impairment
-
(46,568)
Disposals
12 059
-
Carrying value
1,253,413
1,192,228

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
2010                       2009
R’000                       R’000
10. PROPERTY, PLANT AND EQUIPMENT (continued)
Mine plant facilities
Cost
734,422
679,049
Opening balance
679,049
547,018
Acquired through purchase of subsidiaries
1,243
39,925
Additions
54,130
92,253
Disposals
-
(147)
Accumulated depreciation and impairment
(439,227)
(386,457)
Opening balance
(386,457)
(324,383)
Current depreciation
(65,284)
(37,401)
Reversal of impairment/(impairment)
12,514
(24,673)
Carrying value
295,195
292,592
Equipment and vehicles
Cost
27,131
21,557
Opening balance
21,557
18,301
Acquired through purchase of subsidiaries
1,181
-
Additions
4,607
3,597
Disposals
(214)
(341)
Accumulated depreciation and impairment
(18,358)
(15,961)
Opening balance
(15,961)
(13,324)
Current depreciation
(2,460)
(1,816)
Impairment
-
(990)
Disposals
63
169
Carrying value
8,773
5,596

Exploration Assets (a)
Cost
145,135
109,530
Opening balance
109,530
82,129
Acquired through purchase of subsidiaries
52,741
28,809
Additions (b)
11,641
(3,264)
Borrowing cost capitalized
32
1,856
Disposal of interest in joint venture
(28,809)
-
Carrying value
145,135
109,530

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

10. PROPERTY, PLANT AND EQUIPMENT (continued)

Certain assets were encumbered as security for specified liabilities (refer note 22).

Borrowing costs are capitalized at the prime lending rate.

In assessing the recoverability of the above assets, where there are indicators of possible impairment, the estimated cash flows have been calculated using the following estimates:

•
recoverable proved and probable Ore Reserves;
•
gold price estimates are based on a gold price of R311,636 per kilogram of gold (US$1,204 per ounce) in year one, escalating at an average of 5.8% per annum and a base exchange rate of R8.05 = US$1.00, with the Rand weakening in future years based on the expected differential between the local South African interest rates in those years over the
United States interest rates in those years.
•
working cost estimates are based on current working costs per kilogram at June 30, 2010, escalated for expected South
African inflationary increases of approximately 5.8% per annum; and
•
capital cost estimates are based on current estimates of future development costs to mine the current proved and probable
Ore Reserves, escalated for expected South African inflationary increases of approximately 5.7% per annum.
(a)   Exploration assets relates to phase two of the Ergo project and include property, plant, borrowing costs and the tailings complex as well as exploration costs incurred in the feasibility studies conducted in Zimbabwe.

(b)   Included in additions are rehabilitation adjustments amounting to Rnil (2009: R5.8 million) and R6.4 million (2009:
credit of R3.9 million) relating to mining property and exploration assets, respectively.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
2010                   2009
R’000                 R’000
11. NON-CURRENT INVESTMENTS AND OTHER ASSETS
Unlisted investments
14,712
9,556
Loan to DRDSA Empowerment Trust
10,078
10,078
Loan to Khumo Gold SPV (Pty) Ltd
23,364
23,364
Investments in environmental rehabilitation trust funds
126,069
129,682
Opening balance
129,682
110,766
Impairment
(18,738)
-
Contributions
5,673
6,049
Growth in environmental rehabilitation trust funds
9,452
12,867
Total non-current investments and other assets
174,223
172,680

Unlisted investments consist of:
Fair
Carrying
Carrying
Number                value                     value                    value
of                 2010                       2010                     2009
% Held
shares
R'000
R'000
R'000
Rand Mutual Assurance Company † 42,468 8 8 7
Rand Refinery Limited 4 16,157 14,704 14,704 9,549
14,712 14,712 9,556
† Represents a less than 1% shareholding.

Unlisted investments comprise investments in unlisted companies in South Africa. The valuations are based on the net asset value of these investments which approximates the instruments’ fair value.

The monies in the environmental rehabilitation trust funds are invested primarily in low-risk interest-bearing debt securities and may be used only for environmental rehabilitation purposes.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
2010                2009
R’000              R’000
12. INVESTMENT IN SUBSIDIARIES

Acquisition of subsidiaries

ErgoGold (formerly Elsburg Gold Mining Joint Venture)
In the year ended June 30, 2009, the group entered into a 50.50 joint venture agreement through East Rand Proprietary Mines
Limited (ERPM), together with one of Mintails SA (Pty) Limited subsidiaries called Mogale Gold (Pty) Limited on August 15,
2008. The joint venture was called ErgoGold. On March 31, 2009 the group acquired the remaining 50% interest in ErgoGold through ERPM acquiring 15% and DRDGOLD acquiring 35% for a cash consideration of R100 million and R177 million respectively. The fair value of the assets acquired at the date of acquisition, exceeded the cost of the acquisition, therefore resulting in a bargain purchase. The bargain purchase was a direct result of the favourable change in the gold price since the period the purchase price was fixed and the higher gold price on the date all the requirements were met for the acquisition to be recognized, which is the date the fair value of the assets and liabilities were determined. The resulting negative goodwill arising amounted to R53 million and was recognized in profit or loss. The most significant fair value determined related to the mining rights included in property, plant and equipment and amounted to R583.0 million. The Multi Period Excess Earnings Method
(MEEM) was used to calculate the fair value, incorporating the following assumptions on acquisition date: gold price of
R288,665/kg, average escalation of gold price of 6.4% per annum, working cost per tonne of R30 at an average escalation of 6%, life of mine (period) of 13 years, average yield of 0.14g/t and discount rate of 22.5%.
The statement of comprehensive income since acquisition relating to ErgoGold which were consolidated is set out below:
Statement of comprehensive income
3 months to
June 30, 2009
Revenue
-
8,713
Cost of sales
-
(54,614)
Gross loss from operating activities
-
(45,901)
Other income, administration and general costs
-
(1,250)
Loss before taxation
-
(47,151)
The statement of comprehensive income
8 months to
June 30, 2009
Revenue
-
39,643
Cost of sales
-
(105,058)
Gross loss from operating activities
-
(65,415)
Other income, administration and general costs
-
(1,251)
Loss before taxation
-
(66,666)
The statement of financial position at acquisition of ErgoGold has been set out below:
Statement of financial position
Non-current assets
As at March 31,
2009
Property, plant and equipment
-
887,462
Current assets
Inventory
-
17,866
Trade and other receivables
-
950
Cash and cash equivalents
-
1,666
Total fair value of assets
-
907,944
Non-current liabilities
Deferred tax liability
-
(185,653)
Current liabilities
Trade and other payables
-
(33,381)
Total fair value of liabilities
-
(219,034)
Fair value of net assets on date of acquisition
-
688,910
Non controlling interest in fair value of net assets
-
55,866
Acquisition date fair value on 50% initial equity interest
-
344,455

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
2010                      2009
R’000                     R’000
12. INVESTMENT IN SUBSIDIARIES (continued)

Ergo Mining (Pty) Limited (Ergo JV)
On January 21, 2010, DRDGOLD signed an agreement to acquire, subject to certain suspensive conditions including Competition
Commission approval, Mintails’ remaining 50% interest in the Ergo JV for a total consideration of R82.1 million; R62.1 to be settled in cash and the balance in shares in Witfontein Mining (Pty) Limited tailings deposition site on the Far West Rand, valued at R20 million (refer note 13). On April 15, 2010 Competition Commission approval was obtained and the Ergo JV has been consolidated effective May 1, 2010.

The acquisition was recorded as an asset acquisition due to the Ergo JV not being capable of operating as a business. IFRS 3
Business Combinations was therefore not applied.

The relative fair values of the assets and liabilities on the statement of financial position at acquisition of the Ergo JV have been set out below.
Statement of financial position
As at April 30,
2009
Non-current assets
Property, plant and equipment
290,420
-
Current assets
Inventory
59
-
Trade and other receivables
12,611
-
Cash and cash equivalents
44,084
-
Total relative fair value of assets
347,174
-
Non-current liabilities
Rehabilitation provision
(157,935)
-
Loans and borrowings
(261,128)
-
Current liabilities
Trade and other payables
(4,252)
-
Total relative fair value of liabilities
(423,315)
-
Purchase consideration of 50% of the net assets on the date of acquisition
82,438
-
Non-controlling interest in relative fair value of net assets
(3,886)
-

Disposal of subsidiaries

All DRDGOLD’s foreign subsidiaries, which were holding companies of DRDGOLD’s foreign operations, have been placed into voluntary liquidation as at June 30, 2010. A foreign currency translation reserve has accumulated over the life of these foreign subsidiaries. The voluntary liquidation constitutes a disposal, therefore any accumulated foreign currency translation reserves have been realized in profit or loss.
DRD (Offshore) Limited
130,022
-
DRD International APS (Pty) Limited
(30,035)
-
DRD Australia APS
111,409
-
DRD Australasia (Pty) Limited
(103,472)
-
Dome Resources (Pty) Limited
48,825
-
Total profit on disposal of foreign subsidiaries
156,749
-

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

2010                     2009
R’000                    R’000
13. INVESTMENT IN JOINT VENTURES

The joint ventures for which the statement of comprehensive income and statement of financial position have been proportionately consolidated were as follows:
Witfontein Mining (Pty) Limited – percentage held
-
50%
Ergo Mining (Pty) Limited – percentage held (refer note 12)
100%
50%

In the year ended June 30, 2009, the group acquired a 50% interest in Witfontein Mining (Pty)
Limited (Witfontein) on February 28, 2009 for a cash consideration of R20 million. The group had the option to dispose of its interest at a consideration equal to the acquisition price if Witfontein is unsuccessful in obtaining the required approvals for a deposition facility. In the year ended June 30, 2010 the group exercised this option and disposed of their 50%
interest in Witfontein on April 30, 2010, at a price equal to the original acquisition price.
Witfontein had no capital commitments for the year ended June 30, 2009.
In the year ended June 30, 2009 the group acquired a 50% interest in Ergo Mining (Pty)
Limited (Ergo JV) with effect from May 6, 2008. The Ergo JV was jointly controlled by the group and Mintails Limited. In the year ended June 30, 2010 the group acquired the remaining
50% interest in the Ergo JV on April 15, 2010. This transaction was accounted for as an asset acquisition for a total consideration of R82.1 million and the Ergo JV has subsequently been consolidated as a subsidiary from May 1, 2010 (refer note 12). The Ergo JV has contracted commitments which have not been provided for in the financial statements amounting to Rnil
(2009: R4.8 million), and commitments authorized by the directors but not contracted for amounting to R73.0 million (2009: R30.9 million). The group’s proportionate share in these amounts is 50% for the year ended June 30, 2009 and 100% for the year ended June 30, 2010.
The group’s effective share of income, expenses, assets and liabilities of the joint ventures, which are included in the consolidated financial statements, are as follows:
Statement of comprehensive income
Revenue
-
-
Cost of sales
(11,825)
(5,162)
Gross loss from operating activities
(11,825)
(5,162)
Other income, administration and general costs
(4,568)
(3,967)
Loss before taxation
(16,393)
(9,129)

Statement of financial position
Non-current assets
-
69,876
Current assets
-
34,269
Total assets
-
104,145
Shareholders’ equity
-
10,830
Non-current liabilities
-
70,840
Current liabilities
-
22,475
Total equity and liabilities
-
104,145

14. INVESTMENT IN ASSOCIATES
The associate has been equity accounted for in the statement of comprehensive income and statement of financial position. An impairment has been provided against this investment.

West Wits SA (Pty) Limited – percentage held
28.33%
28.33%
Investment in associate – at cost
2,700
2,700
Impairment of investment in associate
(2,700)
(2,700)
Carrying value of investment in associate
-
-

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

2010                      2009
R’000                      R’000
15. INVENTORIES
Current
Gold in process
36,402
42,861
Consumable stores
59,834
51,074
Finished stock - bullion
36,400
-
132,636
93,935
Non-current
Consumable stores
5,579
4,238
Total inventories
138,215
98,173

Inventory includes gold in process carried at net realizable value amounting to R14.0 million (2009: R25.7 million) and finished stock – bullion amounting to R27.6 million (2009: Rnil).

16. TRADE AND OTHER RECEIVABLES
Trade receivables (gold)
12,430
30,966
Value added tax
23,028
27,494
Prepayments
-
386
Receivables from other related parties
60
86
Interest receivable
692
6,181
Other receivables
41,193
31,161
Allowance for impairment
(12,882)
(8,314)
64,521
87,960
17. ASSETS CLASSIFIED AS HELD FOR SALE

Mining property of R15.0 million, being the DRDGOLD mine village, is presented as held for sale following the decision of the group’s management on January 13, 2006 to sell this disposal group as part of the closure of the old Durban Deep mine. A sale was expected by June 30, 2010, however due to circumstances beyond the company’s control, the sale has been postponed and is expected to be completed by June 30, 2011. The company remains committed to its plan to sell this disposal group.

The disposal groups are carried at the lower of carrying amount or fair value less costs to sell and are included within ‘Corporate
Head Office and all other’ for operating segmental reporting purposes (refer note 26).
Assets classified as held for sale
Property, plant and equipment
15,000
15,000
15,000
15,000

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
2010                            2009
R’000                           R’000
18. EQUITY OF THE OWNERS OF THE PARENT
Details of equity of the owners of the parent are provided in the statements of changes in equity on page F-5.
Authorized share capital
600,000,000 (2009: 600,000,000) ordinary shares of no par value
5,000,000 (2009: 5,000,000) cumulative preference
shares of 10 cents each
500
500
Issued share capital
384,884,379 (2009: 378,001,303) ordinary shares of no
par value
4,133,318
4,104,480
5,000,000 (2009: 5,000,000) cumulative preference shares
of 10 cents each
500
500
4,133,818
4,104,980

Share capital
Unissued shares
The group operates a share option scheme as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the group’s performance. In terms of the scheme rules, a maximum of 15% of the issued ordinary shares is reserved for issuance thereunder and no participant may hold options at any time, which if exercised in full, would exceed 2% of the company's issued share capital at that time. The number of issued and exercisable share options are
5.1% of the issued ordinary share capital which is near the internationally accepted guideline of 3% to 5% for such schemes.

In addition, the participants in the scheme are fully taxed at their marginal tax rate on any gains realized on the exercise of their options.

In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next general meeting.

Cumulative preference shares
The terms of issue of the cumulative preference shares were that they carried the right, in priority to the company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of Argonaut's mineral rights acquired from Randgold and Exploration Company Limited in September 1997. In 2005, the Argonaut mineral rights reverted to the South African Government after no application for conversion was lodged within the stipulated period of one year, under the provisions of the Mineral and Petroleum Resources Development Act (MPRDA).

Option instruments
The company currently has one class of options authorized but not issued, namely Durban Deep ‘C’ options. There are
10,000,000 authorized option instruments at year-end which entitle the holder to subscribe for one ordinary share per option instrument at a subscription price of R15 per ordinary share. These are exercisable at any time during the period from the date on which the option is issued by the company to a date no later than five years from the date of issue.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

18. EQUITY OF THE OWNERS OF THE PARENT (continued)
2010                         2009
R’000                        R’000
Revaluation and other reserves
Foreign exchange translation reserve (a)
-
156,538
Asset revaluation reserve (b)
142,835
138,953
Share-based payments reserve (c)
56,034
51,919
198,869
347,410

(a) The foreign exchange translation reserve represented the cumulative translation effect arising on the translation of the financial statements of the company’s foreign operations. During the year ended June 30, 2010 the group disposed (placed into voluntary liquidation) all of its foreign subsidiaries and the foreign currency translation reserve relating thereto has been transferred to profit or loss. The foreign exchange translation reserve for the year ended June 30, 2009 relates to the following foreign holding companies, which were part of the company's Australasian operations group structure: DRD (Offshore) Limited,
Dome Resources (Pty) Limited, DRD Australasia (Pty) Limited, DRD Australia APS and DRD International APS (Pty) Limited
(refer note 12).

(b) Certain items of property, plant and equipment that were revalued to fair value on or prior to July 1, 2004 – the date of transition to IFRS – were measured on the basis of deemed cost, being the revalued amount at the date of the revaluation. A revaluation adjustment of R5.0 million was recognized in the asset revaluation reserve.

The reserve also includes a R3.9 million (2009: R0.6 million) fair value adjustment on available-for-sale financial instruments.

On the acquisition of ErgoGold, in the year ended June 30, 2009 an amount of R133.3 million was taken to the asset revaluation reserve. This amount represented the increase in the fair value of ErgoGold’s net assets after the acquisition of the group’s initial interest, which is attributable to that initial interest.

(c) The company issues equity-settled instruments to certain qualifying employees under an employee share option scheme to purchase shares in the company’s authorized but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Deferred share-based compensation is expensed over the vesting period, based on the company’s estimate of the shares that are expected to eventually vest. A deferred share-based compensation expense of R4.1 million (2009: R7.9 million), was charged to profit or loss (refer to note 3).
Dividends
The following dividends were declared and paid by the group:
5 cents per qualifying ordinary share (2009: 10 cents)
(18,954)
(37,658)
After June 30, 2010 a dividend of 5 cents per qualifying share (R19.2 million) was proposed by the directors for 2010. The dividend has not been provided for nor the secondary tax on companies (STC) which is charged at 10% of the dividend which is declared and is estimated to amount to R1.9 million.

19. PROVISION FOR ENVIRONMENTAL REHABILITATION
Opening balance
412,454
381,252
Acquired through purchase of subsidiary
78,968
-
Increase in provision
6,419
1,860
Unwinding of provision to profit or loss (refer note 6)
10,797
9,797
(Credit)/charge to profit or loss
(88,034)
19,545
Closing balance
420,604
412,454

Amounts have been contributed to irrevocable trusts (refer to note 11)

The company intends to fund the ultimate rehabilitation costs from the money invested with the trust funds as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up. The rehabilitation is expected to occur progressively towards the end of life of the respective mines.

The credit to profit or loss includes credits of R63.4 million and R4.8 million relating to the derecognition of the provisions for
Durban Roodepoort Deep and West Witwatersrand Gold Mines (Pty) Limited, respectively (refer note 23).

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
2010                         2009
R’000                        R’000
Liability for post-retirement medical benefits
12,507
42,498
Liability for long-service awards
858
1,141
13,365
43,639

Contribution funds
In South Africa, the group participates in a number of multi-employer industry-based retirement plans. All plans are governed by the Pension Funds Act, 1956.

The group pays fixed contributions to external institutions and will have no legal or constructive obligation to pay further amounts. Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through monthly contributions to these defined contribution plans. Obligations for contributions are recognized as an employee benefit expense in profit or loss as incurred.
Amounts recognized in profit or loss are as follows:
Contribution payments
(35,557)
(35,419)
Post-retirement medical benefits
The group has an obligation to fund a portion of the medical aid contributions of certain of its employees after they have retired. A provision for post-retirement medical benefits has been raised, based on the latest calculations, using a projected unit credit method of independent actuaries, performed as at June 30, 2010. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded. As a result of a project initiated during the year ended June 30, 2010 to optimize the synergies of the group’s surface retreatment operations, and the resulting possibility of a settlement of existing post-retirement medical benefits, management has revised the assumptions used in the calculation of this provision. The resulting decrease in the provision for post-retirement medical benefits of approximately R30 million has been treated, for accounting purposes, as a change in estimate and is included in cost of sales.
Amounts recognized in the statement of financial position are as follows:
Opening balance
42,498
21,504
Current service cost
2,075
1,101
Actuarial (gain)/loss
(35,290)
18,226
Benefits paid
(283)
-
Interest costs
3,507
1,667
Closing balance
12,507
42,498
Amounts recognized in profit or loss are as follows:
Current service cost and interest
(2,075)
(1,101)
Net actuarial gain/(loss)
35,290
(18,226)
Interest costs
(3,507)
(1,667)
29,708
(20,994)
Principal actuarial assumptions at the reporting date:
Health care cost inflation
7.8%
7.3%
Discount rate
9.3%
8.3%
Real discount rate
1.4%
0.9%
Normal retirement age
60
60/65
Expected average retirement age
59.8
59.9/64.1
Spouse age gap
3 years
3 years
Continuation at retirement
100%
100%
Proportion married at retirement
85%
85%

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)

Historical information:
2010
2009
2008
2007
2006
R’000
R’000
R’000
R’000
R’000

Unfunded liability
12,507
42,498 21,504 19,009 16,762
Actuarial (gain)/loss
(35,290)
18,226 - - 2,923

There are currently no long-term assets set aside in respect of post-employment medical care liabilities.

Assuming all other variables remain constant, a one percent base point change in health care costs would have the following effects:

Sensitivity analysis:
Health care
Variation
cost inflation
Mortality
Resignation rate
R’000
R’000                              R’000
Effect on the aggregate +1% 927 (709) (212)
service and interest cost -1% (759) 832 234
Effect in past-service +1% 1,939 (1,513) (400)
contractual liability -1% (1,588) 1,776 438

The group expects to pay contributions to the amount of R0.4 million during 2011.

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
2010
2009
R’000
R’000
Amounts recognized in the statement of financial position are as follows:
Opening balance
1,141
1,236
Benefits paid
(283)
(95)
Closing balance
858
1,141

Share option scheme

a) Details of the scheme

The company operates a Share Option Scheme, DRDGOLD (1996) Share Scheme, (the scheme), as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the company's performance. In terms of the scheme rules a maximum of 15% of the issued ordinary shares of the company is reserved for issuance thereunder and no participant may hold options at any time which, if exercised in full, would exceed 2% of the company's issued share capital at that time. The number of issued and exercisable share options is approximately 5.1% of the issued ordinary share capital which is near the internationally accepted guideline of 3% to 5% for such schemes. In addition, the participants in the scheme are fully taxed at their marginal tax rate on any gains realized on the exercise of their options.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)

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

Percentage vested in each period
grant:
Period after the original
date of the option:
25%                                                                                                           6 months
25%                                                                                                           1 year
25%                                                                                                           2 years
25%                                                                                                           3 years

Any options not exercised within a period of 5 years (issued prior to 2009: 10 years) from the original date of the option will expire and may not thereafter be exercised.

b) Share options activity in respect of the DRDGOLD (1996) Share Scheme was as follows:

Outstanding Vested
                                                Average                                               Average
price per
price per
Number of
share
Number of
share
shares
R
shares
R
Balance at June 30, 2008 15,935,619 13.85 11,257,594 11.58
Granted                                                                                          4,647,800
3.50
Exercised                                                                                     (1,429,715)
4.69
Forfeited/lapsed                                                                           (1,848,775)
10.71
Balance at June 30, 2009 17,304,929 11.75 11,611,308 10.43
Granted                                                                                          3,654,307
5.35
Exercised                                                                                       (262,663)
3.83
Forfeited/lapsed                                                                          (1,202,172)
6.88
Balance at June 30, 2010
19,494,401
10.96
14,110,206                              13.45

Options to acquire the company’s ordinary shares that were granted post November 7, 2002 and remain unvested at January 1,
2005, are measured at fair value at grant date. This fair value is recognized as an employee expense over the vesting period, adjusted to reflect actual levels of vesting, with the corresponding credit to a revaluation and other reserve, which is part of equity.

The fair value of the options granted is measured using the Black–Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Analysis of share options:

Years              Vested
Unvested
to
June 30,
June 30,
June 30,
June 30,
expiry                  2010                       2011
2012                       2013
R5<                                                                             7-8
4,303,284 1,930,862 917,859 -
R5>R10                                                                       4-7
5,306,272 884,698 825,352 825,424
R10>R15                                                                        4
1,150,000 - - -
R15>R20                                                                     2-4
2,893,450 - - -
R20>R30 2 457,200
-                               -
-
14,110,206
2,815,560                 1,743,211
825,424

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
2010
2009
R’000
R’000
c) The fair value of the options determined using the Black - Scholes option valuation model.

Significant inputs into the model were:
Market price at date of grant (Rand per share)
November 1, 2004 option grant
10.93
10.93
April 15, 2005 option grant
5.13
5.13
June 17, 2005 option grant
5.50
5.50
October 25, 2005 option grant
5.94
5.94
October 30, 2006 option grant
9.93
9.93
October 29, 2007 option grant
5.50
5.50
October 20, 2008 option grant
4.70
4.70
October 20, 2009 option grant
5.30
Vesting periods (years)
November 1, 2004 option grant
3
3
April 15, 2005 option grant
3
3
June 17, 2005 option grant
3
3
October 25, 2005 option grant
3
3
October 30, 2006 option grant
3
3
October 29, 2007 option grant
3
3
October 20, 2008 option grant
3
3
October 20, 2009 option grant
3
Option strike price (Rand per share)
November 1, 2004 option grant
11.70
11.70
April 15, 2005 option grant
4.84
4.84
June 17, 2005 option grant
7.10
7.10
October 25, 2005 option grant
8.78
8.78
October 30, 2006 option grant
9.08
9.08
October 29, 2007 option grant
3.88
3.88
October 20, 2008 option grant
3.50
3.50
October 20, 2009 option grant
5.35
Risk-free rate
November 1, 2004 option grant
8.56%
8.56%
April 15, 2005 option grant
7.81%
7.81%
June 17, 2005 option grant
7.58%
7.58%
October 25, 2005 option grant
7.94%
7.94%
October 30, 2006 option grant
8.39%
8.39%
October 29, 2007 option grant
8.79%
8.79%
October 20, 2008 option grant
9.55%
9.55%
October 20, 2009 option grant
8.72%
Volatility
(1)
November 1, 2004 option grant
29%
29%
April 15, 2005 option grant
37%
37%
June 17, 2005 option grant
38%
38%
October 25, 2005 option grant
36%
36%
October 30, 2006 option grant
44%
44%
October 29, 2007 option grant
28%
28%
October 20, 2008 option grant
31%
31%
October 20, 2009 option grant
25%
(1)
The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

21. DEFERRED TAX
2010                      2009
R’000                      R’000
Balances arose from the following temporary differences:
Deferred tax asset
Property, plant and equipment
256,710
282,940
Provisions, including rehabilitation provision
169,583
132,704
Estimated assessed losses
91,886
114,998
Capital losses
151,450
152,063
Other temporary differences
27,329
-
Deferred tax asset not recognized
(556,216)
(517,590)
140,742
165,115
Deferred tax liability
Property, plant and equipment
(168,138)
(211,633)
Provisions, including rehabilitation provision
-
10,162
Other temporary differences
(4)
6,911
(168,142)
(194,560)
Net deferred mining and income tax liability
(27,400)
(29,445)
Reconciliation between deferred taxation opening and closing balances
Opening balance
(29,445)
81,575
Acquisition of subsidiary
-
(185,653)
Profit or loss credit
2,045
74,633
Closing balance
(27,400)
(29,445)

The deferred tax relating to the company’s investment in subsidiaries, joint venture and associate is Rnil (2009: Rnil) resulting from the fact that these investments are to be realized through dividend distributions which are exempt under current South
African tax legislation.

22. LOANS AND BORROWINGS
Secured
AngloGold Ashanti Limited (a)
-
2,101
Unsecured
Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDSA
Empowerment Trust (b)
58,977
65,146
58,977
67,247
Less: payable within one year included under current liabilities
-
(2,101)
58,977
65,146
Loans and borrowings expected repayment schedule for capital amounts payable in the twelve months to:

June 30, 2010
-                      2,101
June 30, 2011
-                    12,591
June 30, 2012
-                    20,354
Thereafter
58,977                     32,201
58,977                     67,247
Analysis of gross loans and borrowings by currency:
South African Rand
58,977
67,247
Effective interest rates:
Secured liabilities
AngloGold Ashanti Limited
11.0%
Undrawn committed borrowing facilities:
Investec Bank Limited
-
250,000

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

22. LOANS AND BORROWINGS (continued)

(a) On July 31, 2007 and on March 1, 2008 Ergo Mining (Pty) Limited entered into two separate loan facilities, amounting to
R85.3 million, with AngloGold Ashanti Limited for the purchase of the remaining moveable and immovable assets of Ergo.
These assets had a carrying value of R87.8 million (2009: R87.8 million) at year end. The facilities were repayable in equal monthly installments over 23 and 19 months respectively of which the final installment was paid during the year ended June 30,
2010. The loans bore interest at the prime lending rate, which was 11% at June 30, 2009. The loans were secured over the assets that were purchased from AngloGold Ashanti Limited.

(b) On November 18, 2005, the group issued class A cumulative participating preference shares to Khumo Gold SPV (Pty)
Limited (Khumo Gold), for a subscription price of R10.6 million. Class B and Class C cumulative participating preference shares, for a subscription price of R7.1 million and R8.6 million were issued to Khumo Gold and the DRDSA Empowerment
Trust respectively on November 30, 2006. The preference shares entitle Khumo Gold and the employee trust to receive a dividend of R0.26 for every R0.74 paid by Crown, ERPM and Blyvoor to the company towards capital and interest on their outstanding intra-group loans as at November 30, 2005. Crown repaid its loan to DRDGOLD during the year ended June 30,
2009 and a preference dividend of R31.8 million was paid to Khumo Gold and the employee trust. There are no further obligations pursuant to the Crown preference shares and they were cancelled. The preference shares are measured at amortized cost based on the effective interest rate method. As these financial instruments do not have fixed terms, the repayment schedules for the loans are based on an estimated repayment schedule, calculated using the available profits of the relevant operations with reference to their respective life-of-mine plans (LOM plans). The extension of the repayment period at Blyvoor resulted in a positive adjustment of R33.9 million (2009: R36.1 million) and the reduction of the repayment period at ERPM resulted in a negative adjustment of R19.3 million (2009: extension of repayment period resulted in a positive adjustment amounting to R27.2 million), and a net loss at Crown during 2009 of R1.3 million.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

23. COMMITMENTS AND CONTINGENT LIABILITIES
2010                  2009
R’000                  R’000
Capital commitments
Contracted for but not provided for in the annual financial statements
36,744
33,063
Authorized by the directors but not contracted for
176,744
79,333
213,488
112,396
This capital expenditure will be financed from existing cash resources, cash generated from operations and negotiated funding facilities.
Operating lease commitments
The company leases its office building in terms of an operating lease. The company does not have an option to acquire the building at the termination of the lease. There is an escalation of 8% per annum imposed by the lease agreement.
Crown leases its vehicles under various operating leases. There is an average escalation of 2.5% per annum imposed by these lease agreements.
The future minimum lease payments under non-cancellable operating leases are as follows:
Not later than 1 year
1,058
1,874
Between 1 and 5 years
3,815
307
Later than 5 years
-
-

Environmental
At Durban Roodepoort Deep mine, rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of
Registration requirements have been taken over by DRD (Pty) Ltd or Mintails. An official liability transfer in terms of section 58 of the Mineral and Petroleum Resources Development Act (MPRDA) has been submitted to the Department of Minerals and
Resources (DMR). DRDGOLD retains only the village that has no assessed liability associated with it. The legal transfer thereof would be dependent on the DMR’s assessment of Mintail’s financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is affected.

At West Witwatersrand Gold Mine (Pty) Limited mine, responsibility for the mine, including the environmental rehabilitation liability, has been taken over contractually by Mintails although the legal transfer thereof would be dependent on the DMR’s assessment of Mintail’s financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is affected.

Management of West Rand Consolidated Mines’ tailings dams have been taken over by Mintails which plans to reprocess them.
An Environmental Management Programme (EMP) for the balance of the area has been submitted to the DMR as part of the conversion process of ML9/2000. The execution of the conversion is imminent.
In terms of Acid Mine Drainage (AMD) from the Western Basin, a proposal has been submitted to the regulators for an interim solution whereby the Western Basin water is pumped into the Central Basin. Water from the Central Basin is then pumped from
400m below surface and partly treated in the ERPM High Density Separation (HDS) plant before being released. The proposal is based on a Public Private Partnership and will prevent untreated water from polluting the environment until the final sustainable solution is put in place. In terms of this proposal DRDGOLD will contribute approximately R13.4 million towards the R218 million capital required. Final approval is awaited.

With regards to AMD, DRDGOLD’s subsidiaries’ contributed approximately 1.5% of the AMD problem, which is based on calculating the total amount of rock removed from underground and calculating this as a percentage of the total. This,
DRDGOLD believe, is the best available method of determining how much rock bearing pollutants had been exposed by our activities.
Blyvoor continues to pump water from underground and discharges approximately 8 million litres (Ml) per day into the
Wonderfontein Spruit. Regular monthly quality meetings continue to take place with the Tlokwe (Potchefstroom) Municipality and Blyvoor is fully compliant with the requirements of the agreement with the Tlokwe (Potchefstroom) City Council. Blyvoor also participates in the Mining Interest Group, a sub group of the Wonderfontein Spruit Forum, which determines strategies regarding potential pollution and remedial action of the Wonderfontein Spruit and eventual regional closure. The regulators have produced a remediation report for the spruit that identifies certain areas requiring attention. Implementation task teams will now be set up to do the necessary studies and remediation where required. Blyvoor has also authorized a water treatment plant that will treat approximately 6Ml per day of the discharged water to potable standard for their own consumption. The plant is currently being commissioned and should be operational within the next few months.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

23. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Crown has continued to engage proactively with the local community in terms of dust and other environmental issues. Since the upgrading of pipelines there have been very limited slime spills. Dust is very well managed. These initiatives are continuing with rehabilitation being an integral part of the operational management.

ERPM has updated its EMP to meet the requirements of the MPRDA and submitted it to the DMR for approval. The concurrent rehabilitation of redundant structures and holdings continued throughout the year. A proposal whereby water from the Central
Basin as well as water from the Western Basin is pumped and treated at the HDS plant before being discharged has been submitted to the regulators for approval. This proposal will prevent AMD from contaminating ground water and decanting uncontrolled into the environment (see above).

Ergo has restarted depositing onto the Brakpan tailings facility. Cladding of the side slopes of the dam to prevent dust progressed very well throughout the year.

Mining rights
The company’s rights to own and exploit its Ore Reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently all of the company’s Ore Reserves and deposits are located in
South Africa. On May 1, 2004, the new MPRDA, was enacted, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the “old order rights,” are to be converted to “new order rights,” essentially the right to mine. The MPRDA allows the existing holders of mineral rights a period of five years to apply for the conversion of used old order rights, and one year for the conversion of unused old order rights. Once these periods have lapsed, the holders may have to compete to acquire the right to mine minerals previously held under old order rights. We have submitted the respective applications in order to comply with the requirements of the Mining Charter as described below. To the extent that we are unable to convert some of the company’s old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the State, and if enforceable, the level of compensation we will receive, if any. Factors that are taken into account include market value, proof of actual loss, proof of ownership, nature of property, current use of the property and history of the acquisition.

Where new order rights are obtained under the MPRDA, these rights will not be equivalent to the company’s existing property rights. The area covered by the new order rights may be reduced by the State if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years.
In addition, the new order rights will only be transferable subject to the approval of the Minister of Mineral Resources (formerly
Minister of Minerals and Energy). Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister of Mineral Resources in the event of a breach or, in the case of mining rights, non-
optimal mining in accordance with the mining work program.

The implementation of the MPRDA will result in significant adjustments to the company’s property ownership structure. We have lodged applications to convert all of the company’s old order rights, however, to the extent that we are unable to convert some of the company’s old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, the operations of the MPRDA may result in significant adjustments to the company’s property ownership structure, which in turn could have a material adverse effect on the underlying value of the company’s operations. As at September 30, 2010 West Witwatersrand Gold Mine (Pty) Limited and West Witwatersrand Consolidated
Mines’ application for conversion has been approved. Some of ERPM’s applications for conversion has received preliminary approval but are still awaiting dated of execution from the DMR. The MPRDA states that the conversions must be granted by the minister if all requirements are completed but it does not stipulate any time frame. The MPRDA also provides for holders of old order rights to continue to operate under the terms and conditions of such rights until conversions under the MPRDA have been completed.

Merafong Local Council
According to legislation Merafong City Council has been appointed by Rand Water as the Water Services Authority in the area.
The Council is charging water at a premium of 53% for domestic water consumption. This premium over the rate that was previously charged by Rand Water does not compel them to take over current water reticulation maintenance and monitoring. It is the opinion of the company’s legal advisors that the amount levied is excessive and unjustifiable because there is no value that can be enforced, until an agreement has been signed regarding the rate and the entity that will maintain the infrastructure between
Blyvoor and Merafong City Council. The potential liability could amount to R31.1 million. The case between Blyvoor and the
Merafong City Council was down for hearing by the High Court on September 20 and 21, 2010, however the court postponed it further without specifying a date.

Litigation
The group is subject to litigation in the normal course of business.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

24. FINANCIAL INSTRUMENTS

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

In addition, the group's operations all deliver their gold to Rand Refinery Limited (Rand Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is usually sold by Rand Refinery on the same day as it is delivered and settlement is made within two days.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

24. FINANCIAL INSTRUMENTS (continued)

The following represents the maximum exposure to credit risk for all financial assets at June 30:
Carrying
Carrying
value
value
2010
2009
R'000
R'000
Financial assets
Unlisted investments (refer note 11)
14,712
9,556
Loans to black empowerment entities (refer note 11)
33,442
33,442
Investments in environmental rehabilitation trust funds (refer note 11)
126,069
129,682
Trade and other receivables (refer note 16)
41,493
60,080
Cash and cash equivalents
188,152
353,555
403,868
586,315
The following represents the maximum exposure to credit
risk for trade and other receivables at June 30:
Carrying
Carrying
value
value
2010
2009
R'000
R'000
Trade receivables (refer note 16)
12,430
30,966
Receivables from related parties (refer note 16)
60
86
Other receivables (refer note 16)
29,003
29,028
41,493
60,080
The ageing of trade and other receivables at June 30:
Gross                      Impair-                   Gross                 Impair-
value                          ment
value                    ment
2010                            2010
2009                      2009
R'000                           R'000
R'000                    R'000
Not past due
28,562                            (315)
48,868                    (105)
Past due 0-30 days
3,385                            (345)
4,202                      (75)
Past due 31-120 days
2,594                         (1,490)
6,067                    (260)
More than 120 days
19,834                       (10,732)
9,257                 (7,874)
54,375                       (12,882)
68,394                 (8,314)

Impairments were raised due to the uncertainty of the timing of the cash flows.

Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

Impairment
Impairment
2010
2009
R'000
R'000
Balance at July 1
(8,314)
(8,201)
Impairment recognized
(4,568)
(113)
Balance at June 30
(12,882)
(8,314)

The group has no significant credit risk as the majority of the group’s receivables are from customers with good track records.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

24. FINANCIAL INSTRUMENTS (continued)

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

Unless otherwise stated, the following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

Carrying     Contractual     6 months
6-12
More than
amount      cash flows
or
less
months            2-5 years
5 years
R’000                 R’000
R’000
R’000                      R’000
R’000
June 30, 2010
Unsecured
Preference shares held by Khumo
Gold SPV (Pty) Limited and the
DRDSA Empowerment Trust (expected
repayments)
58,977         (197,803)
-
-              (34,722)
(163,081)
Trade and other payables
268,833          (268,833)      (268,833)
-
-
-
327,810          (466,636)      (268,833)
-
(34,722)
(163,081)
June 30, 2009
Secured
AngloGold Ashanti Limited 2,101 (2,373) (2,373) - - -
Unsecured
Preference shares held by Khumo
Gold SPV (Pty) Limited and the
DRDSA Empowerment Trust (expected
repayments)                                                                 65,146
(197,803) - - (109,015) (88,788)
Trade and other payables 322,138
(322,138)     (322,138)
- - -
Bank overdraft 824 (824) (824) - - -
390,209
(523,138)     (325,335)
- (109,015) (88,788)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

24. FINANCIAL INSTRUMENTS (continued)

The following represents the interest rate risk profile for the group's interest-bearing financial instruments:

Carrying
Carrying
amount
amount
2010
2009
R’000
R’000
Variable interest rate instruments
Financial assets
314,221
483,237
Financial liabilities
-
(2,925)
314,221
480,312

Cash flow sensitivity analysis for variable rate instruments:
A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2009.
2010                                                         2009
Profit or (loss)
Profit or (loss)
100 bp
100 bp
100 bp 100 bp
increase
decrease
increase                 decrease
June 30
R’000
R’000
R’000                           R’000
Variable interest rate instruments
3,142
(3,142)
4,803                        (4,803)
Cash flow sensitivity
3,142
(3,142)
4,803                        (4,803)

Fair value of financial instruments
The following table represents the carrying amounts and fair values of the group's financial instruments at June 30:

Carrying
Fair
Carrying
Fair
value
value
value
value
2010
2010
2009 2009
R’000
R’000
R’000 R’000
Financial assets
Unlisted investments (refer note 11)
14,712
14,712
9,556 9,556
Loans to black empowerment entities (refer note 11)
33,442
33,442
33,442 33,442
Investments in environmental rehabilitation trust funds
(refer note 11)
126,069
126,069
129,682 129,682
Trade and other receivables (refer note 16)
41,493
41,493
60,080 60,080
Cash and cash equivalents
188,152
188,152
353,555 353,555
403,868
403,868
586,315 586,315

Financial liabilities
Loans and borrowings (refer note 22)
– long-term
58,977
55,953
65,146 62,168
– short-term
-
-
2,101 2,101
Trade and other payables
268,833
268,833
322,138 322,138
Bank overdrafts
-
-
824 824
327,810
324,786
390,209 387,231

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

24. FINANCIAL INSTRUMENTS (continued)

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged between knowledgeable, willing parties in an arm's length transaction.

Fair values

Trade and other receivables
The fair value approximates the carrying value due to their short-term maturities.

Loans to black empowerment entities
The fair value of these loans cannot be reliably estimated due to the unavailability of market information.

Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDSA Empowerment Trust
Preference shares are measured at amortized cost based on expected future discounted cash flows. The original risk adjusted discount rate of 13% is used when estimating the possible future liability and are re-measured on an annual basis. This original risk adjusted discount rate is replaced with a risk adjusted market rate to determine a fair value on an annual basis.

Loans from AngloGold Ashanti Limited
Loans from AngloGold Ashanti Limited are measured at amortized cost using the market interest rate. The loans bore interest at the prime lending rate.

Cash and cash equivalents and environmental trust funds
The carrying value of cash and cash equivalents approximates their fair value because of the short-term maturity of these deposits.
The carrying value of the environmental trust funds approximates its fair value due to these investments being cash in nature.

Trade and other payables
The fair value approximates the carrying value due to their short-term maturities.

Unlisted investments
The valuations are based on the net asset values of these investments which approximates the investments’ fair value.

Foreign currency risk

The group’s reporting currency is the South African Rand. Although gold is sold in US Dollars, the company is obliged to convert this into South African Rand. The company is thus exposed to fluctuations in the US Dollar/South African Rand exchange rate.
The company conducted its operations in South Africa during the current year. Foreign exchange fluctuations affect the cash flow that it will realize from its operations as gold is sold in US Dollars, while production costs are incurred primarily in South African
Rands. The company's results are positively affected when the US Dollar strengthens against the Rand and adversely affected when the US Dollar weakens against the Rand. The company's cash and cash equivalent balances are held in US Dollars,
Australian Dollars and South African Rands; holdings denominated in other currencies are relatively insignificant. The group does not hedge against foreign currency fluctuations and considers the risk to be low due to foreign currency normally being disposed of on the same day.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

24. FINANCIAL INSTRUMENTS (continued)

The following represents the exposure to foreign currency risks:
USD                               AUD
USD
AUD
2010                             2010
2009
2009
’000                              ’000
’000
’000
Cash and cash equivalents
-                                   -
3 1,373
Trade and other receivables
1,624                                    -
3,929 -
Trade and other payables
-                                   -
(8) (137)
Net statement of financial position exposure
1,624                                   -
3,924 1,236

The following significant exchange rates applied during the year:
Spot rate at year-end
Average rate
2010
2009
2010
2009
1 US Dollar
7.6529
7.8821
7.6117
9.0484
1 Australian Dollar
6.5559
6.3433
6.7076
6.6725

Sensitivity analysis

A 10% strengthening of the Rand against the currencies mentioned at June 30, would have increased (decreased) equity and profit or (loss) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.
The analysis is performed on the same basis for 2009.
USD
AUD
USD
AUD
2010
2010
2009
2009
R’000
R’000
R’000
R’000
Equity
-
-
4 (784)
Loss
(1,243)
-
(3,097) -

A 10% weakening of the Rand against the above currencies at June 30, would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

24. FINANCIAL INSTRUMENTS (continued)

The following table represents the carrying amounts and net gain/(loss), finance income and finance expense per category of financial instruments at June 30:
Net gain/(loss),
finance income
Net gain/(loss),
finance income
Carrying
value
and (finance
expense)
Carrying
value
and (finance
expense)
2010
2010
2009
2009
R'000
R'000
R'000
R'000
Financial assets
Available-for-sale financial assets
14,712
-
9,556 -
Loans and receivables
389,156
22,519
576,759 84,424
403,868
22,519
586,315 84,424
Financial liabilities
Financial liabilities measured at amortized cost
327,810
6,175
390,209 43,977
327,810
6,175
390,209 43,977

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:
- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
-
Level 2: inputs other than quoted prices included within Level 1 that are observed for the asset or liability, either directly
(i.e. as prices) or indirectly (i.e. derived from prices);
- Level 3: inputs for the asset of liability that are not based on observed market data (unobserved inputs).

Level 1
Level 2
Level 3
Total

R'000
R'000
R'000
R'000
June 30, 2010
Available-for-sale financial assets
-
-
14,712
14,712
-
-
14,712
14,712
June 30, 2009
Available-for-sale financial assets
-
-
9,556 9,556
-
-
9,556 9,556

There have been no transfers in either direction between the different levels (2009: no transfers in either direction).

Reconciliation of fair value measurements in Level 3 during the year:

2010
2009
Level 3
Level 3
R'000
R'000
Available-for-sale financial assets
Balance at beginning of year
9,556
10,688
Purchases during the year
2
-
Disposals/settlements during the year
-
(1)
Profit/(loss) on fair value adjustment
5,154
(1,131)
Transfer in/(out) Level 3
-
-
Balance at end of year
14,712
9,556
Gains/(losses) recognized in profit or loss
-
-
Gains/(losses) recognized in other comprehensive
income
5,154
(1,133)
5,154
(1,133)

The gain or losses on the fair value adjustment is recognized in other comprehensive income net of deferred tax.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

24. FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

The available-for-sale financial assets comprises investments in unlisted shares for which no reasonable alternative measure for fair value is deemed appropriate therefore no sensitivity analysis have been prepared. The fair value of the Rand Refinery
Limited's unlisted shares is a director's valuation, which was made by using the net asset value of the company. The increase in the fair value in 2010 was due to Rand Refinery Limited not declaring a dividend for their 2009 financial year. The Rand Mutual
Assurance Company's fair value is also based on a directors' valuation of which the value per share is fixed at R0.20 between shareholders.

25. CAPITAL MANAGEMENT

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

The Board of Directors monitors the return on capital, which the group defines as net operating income divided by total shareholders' equity, excluding non-redeemable preference shares and non-controlling interest from continued operations, and seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The Board of Directors also monitors the level of dividends to ordinary shareholders.
26. OPERATING SEGMENTS

During the year the group changed its operating segments by reporting the financial and operating results of the surface operations of ERPM under Crown. The processing of the Cason dump, which is owned by ERPM, takes place at Crown's Knights plant. The financial and operating results of the Ergo JV has been combined with ErgoGold and the Ergo JV is now called Ergo due to the group acquiring the remaining 50% interest from Mintails SA (Pty) Limited during the year ending June 30, 2010 of the Ergo JV. The underground operations of ERPM, which had been placed under care and maintenance during the year ended
June 30, 2009, is included in the ‘Corporate head office and all other’ segment. The financial and operating results of our foreign subsidiaries, which were voluntarily liquidated during the year ended June 30, 2010 (refer note 12) is also included in this segment. The comparative numbers have been restated to reflect these changes and the effect thereof is clear from the disclosures.
Transactions between reportable segments are at arm’s length in accordance with the group’s transfer pricing agreement.

The following summary describes the operations in each of the group’s reportable business segments:

-     Blyvoor: Incorporates the Doornfontein mine, situated on the north-western edge of the Witwatersrand Basin. The mine has underground and surface operations.
-     Crown: Is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg's CBD. The facility consists of three plants known as Crown, City Deep and Knights. Included in the Crown segment is the surface operation of ERPM consisting of the Cason dump.
-     Ergo: Ergo consists of Phase one of the Ergo Project known as ErgoGold (formerly known as the Elsburg Gold Mining Joint
Venture) and is a surface retreatment operation which is currently treating ERPM's old slime dumps. The facility consists of one plant known as the Brakpan plant together with the Brakpan tailings facility. Phase one has been established as a surface retreatment operation to retreat the Elsburg Dump owned by ERPM. Phase two of the Ergo Project is to explore, evaluate and process surface gold-, uranium- and sulphur bearing tailings on the East and Central Rand goldfields of South Africa.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
26. OPERATING SEGMENTS (continued)
2010

Blyvoor
R’000
Crown(2)
R’000
Ergo(3)
R’000
Corporate
Headoffice (4)
and all other
R’000

Total
R’000
Financial performance
Segmental revenue
861,409
834,788
294,325
-               1,990,522
Operating costs
(888,180)
(615,731)
(258,971)
(35,984)             (1,798,866)
Operating profit/(loss)
(26,771)
219,057
35,354
(35,984)
191,656
Interest and other investment income
412
901
814
15,802                   17,929
Interest expense
(1,064)
(66)
(2)
(3,730)
(4,862)
Retrenchment costs
(10,925)
-
-
(9,202)
(20,127)
Administration expenses and general costs
12,007
(2,136)
(6,169)
(60,728)                 (57,026)
Taxation charge (1)
-
(7,509)
-
(2,799)
(10,308)
Working profit/(loss) before capital expenditure
(26,341)
210,247
29,997
(96,641)
117,262
Capital expenditure
(79,552)
(45,949)
(68,584)
(6,320)               (200,405)
Working profit/(loss) after capital expenditure
(105,893)
164,298
(38,587)
(102,961)
(83,143)
(1) The taxation charge excludes deferred tax.
(2) Crown includes ERPM’s Cason surface retreatment operations.
(3) With effect from May 1, 2010, Ergo represents 100% of ErgoGold and the Ergo JV.
(4) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
Operating results (5)
Ore milled
-
underground
t’000            633
-
-
-
633
-     surface
t’000         2,968
7,122
11,867
-                    21,957
-     total
t’000         3,601
7,122
11,867
-                    22,590
Average yield
-     underground
g/t          3.79
-
-
-
3.79
-     surface
g/t          0.31
0.43
0.09
-
0.23
-     total
g/t          0.92
0.43
0.09
-
0.33
Gold
dispatched - underground
kg         2,402
-
-
-
2,402
-
surface
kg           909
3,092
1,099
-                     5,100
-
total
kg         3,311
3,092
1,099
-
7,502
-
underground
oz       77,226
-
-
-
77,226
-
surface
oz       29,226
99,410
35,332
-                  163,968
-
total
oz     106,452
99,410
35,332
-
241,194
Operating cost -
underground
R/kg      324,736
-
-
-
324,736
-
surface
R/kg      108,771
199,137
235,642
-
189,959
-
total
R/kg      268,251
199,137
235,642
-
239,785
-
underground
$/oz      1,327
-
-
-
1,327
-
surface
$/oz         444
814
963
-
776
-
total
$/oz        1,096
814
963
-
953
(5) Unaudited

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
26. OPERATING SEGMENTS (continued)
2010

Blyvoor
R’000
Crown(1)
R’000
Ergo(2)
R’000
Corporate
Headoffice(3)
and all other
R’000

Total
R’000
Reconciliation of assets
Reportable segment assets
510,883
171,390
1,144,036
31,337              1,857,646
Other assets
120,838
136,396
96,508
368,904                722,646
Total assets
631,721
307,786
1,240,544
400,241              2,580,292
Reconciliation of liabilities
Reportable segment liabilities
144,160
276,881
207,542
133,195                 761,778
Taxation and deferred taxation
-
-
168,138
414
168,552
Total liabilities
144,160
276,881
375,680
133,609                 930,330
Other material information
Depreciation
(32,616)
(61,005)
(95,418)
(1,730)               (190,769)
Impairment of assets
-
12,514
-
(18,738)
(6,224)
Reconciliation of revenues
Total revenues for reportable segments
861,409
834,788
294,325
-             1,990,522
Reconciliation of profit/(loss)
Segment working profit/(loss) before capital expenditure
(26,341)
210,247
29,997
(96,641)                 117,262
- Depreciation
(32,616)
(61,005)
(95,418)
(1,730)              (190,769)
- Movement in provision for environmental rehabilitation
(1,246)
16,994
(578)
72,864                  88,034
- Movement in gold in progress
33,766
(9,040)
5,215
-                  29,941
- Impairments and reversal of impairments
-
12,514
-
(18,738)
(6,224)
- Net gain on financial liabilities measured at amortized cost
33,887
-
-
(19,244)                   14,643
- Growth in environmental rehabilitation trust funds
2,011
3,384
-
4,057                     9,452
- Profit on disposal of subsidiaries
-
-
-
156,749
156,749
- Profit on disposal of joint venture
-
-
-
1,500
1,500
- Realized foreign exchange loss
-
-
-
(5)
(5)
- Unwinding of provision for environmental rehabilitation
(1,139)
(5,050)
(2,573)
(2,035)                 (10,797)
- Unwinding of discount on financial liabilities measured at amortized cost
(7,039)
-
-
(1,429)                   (8,468)
- Deferred tax
14,934
(33,108)
14,012
6,207                     2,045
Profit/(loss) for the year
16,217
134,936
(49,345)
101,555                 203,363
(1) Crown includes ERPM’s Cason surface retreatment operations.
(2) With effect from May 1, 2010, Ergo represents 100% of ErgoGold and the Ergo JV.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
26. OPERATING SEGMENTS (continued)
2010

Revenues
Non-
current
assets
R’000                      R’000
Geographical Information
South Africa
1,990,522                 1,858,005
Zimbabwe
-                       5,220
Total
1,990,522                 1,863,225
Information about major customers
The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
26. OPERATING SEGMENTS (continued)
2009

Blyvoor
R’000
Crown(2)
R’000
Ergo(3)
R’000
Corporate
Headoffice (4)
and all other
R’000

Total
R’000
Financial performance
Segmental revenue
1,018,527
733,990
24,178
134,043
1,910,738
Operating costs
(842,329)
(560,064)
(73,422)
(211,544)             (1,687,359)
Operating profit/(loss)
176,198
173,926
(49,244)
(77,501)
223,379
Interest and other investment income
3,185
2,347
5
74,454                    79,991
Interest expense
(521)
(5)
(1)
(3,078)                   (3,605)
Retrenchment costs
-
-
-
(34,922)
(34,922)
Administration expenses and general costs
(1,719)
(4,980)
(2,810)
(74,074)                 (83,583)
Taxation charge (1)
-
(41,529)
-
(4,660)
(46,189)
Working profit/(loss) before capital expenditure
177,143
129,759
(52,050)
(119,781)
135,071
Capital expenditure
(97,537)
(43,115)
(174,154)
(31,862)                (346,668)
Working profit/(loss) after capital expenditure
79,606
86,644
(226,204)
(151,643)                (211,597)
(1) The taxation charge excludes deferred tax.
(2) Crown includes ERPM’s Cason surface retreatment operations.
(3) Includes 50% of the Ergo JV and with effect from April 1, 2009 100% of ErgoGold.
(4) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
The underground operations of ERPM, which were placed under care and maintenance during the year ended June 30, 2009, are also included in this segment.
Operating results (5)
Ore milled
-
underground
t’000                  603
-
-
184
787
-     surface
t’000               3,433
8,007
2,296
-                    13,736
-     total
t’000               4,036
8,007
2,296
184                    14,523
Average yield
-     underground
g/t                4.59
-
-
3.20
4.26
-     surface
g/t                0.37
0.37
0.05
-
0.32
-     total
g/t                1.00
0.37
0.05
3.20
0.53
Gold
dispatched     -     underground
kg               2,765
-
-
589
3,354
-
surface
kg               1,262
2,974
114
-
4,350
-
total
kg               4,027
2,974
114
589
7,704
-
underground
oz            88,898
-
-
18,935                  107,833
-
surface
oz            40,575
95,616
3,666
-                  139,857
-
total
oz          129,473
95,616
3,666
18,935
247,690
Operating cost       -     underground
R/kg           255,517
-
-
361,141
274,066
-
surface
R/kg            98,124
188,320
644,053
-                  164,549
-
total
R/kg           209,170
188,320
644,053
361,141
219,024
-
underground
$/oz                878
-
-
1,287
842
-
surface
$/oz                337
647
2,077
-
566
-
total
$/oz                719
647
2,077
1,287
753
(5) Unaudited

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
26. OPERATING SEGMENTS (continued)
2009

Blyvoor
R’000
Crown(1)
R’000
Ergo(2)
R’000
Corporate
Headoffice(3)
and all other
R’000

Total
R’000
Reconciliation of assets
Reportable segment assets
463,947
150,947
1,039,667
78,658               1,733,219
Other assets
96,536
183,235
95,275
517,507                  892,553
Total assets
560,483
334,182
1,134,942
596,165               2,625,772
Reconciliation of liabilities
Reportable segment liabilities
182,783
297,498
150,546
215,475
846,302
Taxation and deferred taxation
12,403
650
182,150
288                  195,491
Total liabilities
195,186
298,148
332,696
215,763               1,041,793
Other material information
Depreciation
(29,273)
(38,112)
(30,784)
(1,048)
(99,217)
Impairment of assets
-
(19,426)
-
(55,712)
(75,138)
Reconciliation of revenues
Total revenues for reportable segments
1,018,527
733,990
24,178
134,043
1,910,738
Reconciliation of profit/(loss)
Segment working profit/(loss) before capital expenditure
177,143
129,759
(52,050)
(119,781)
135,071
- Depreciation
(29,273)
(38,112)
(30,784)
(1,048)
(99,217)
- Movement in provision for environmental rehabilitation
426
(11,002)
2,825
(11,794)
(19,545)
- Movement in gold in progress
(9,445)
5,231
11,232
-
7,018
- Impairments and reversal of impairments
-
(19,426)
-
(55,712)
(75,138)
- Recognition of negative goodwill on acquisition
-
-
-
53,006
53,006
- Net gain/(loss) on financial liabilities measured at amortized cost
36,141
(1,403)
-
27,262
62,000
- Loss on realization of investments
-
-
-
(1,873)
(1,873)
- Growth in environmental rehabilitation trust funds
2,929
4,441
-
5,497                   12,867
- Unrealized foreign exchange loss
-
-
-
(10,318)
(10,318)
- Unwinding of provision for environmental rehabilitation
(1,119)
(4,137)
(2,365)
(2,176)
(9,797)
- Unwinding of discount on financial liabilities measured at amortized cost
(10,388)
(3,237)
-
(4,398)
(18,023)
- Deferred tax
(43,154)
25,594
3,491
88,702
74,633
Profit/(loss) after taxation
123,260
87,708
(67,651)
(32,633)
110,684
(1) Crown includes ERPM’s Cason surface retreatment operations.
(2) Includes 50% of the Ergo JV and with effect from April 1, 2009 100% of ErgoGold.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue. The underground operations of ERPM, which were placed under care and maintenance during the year ended June 30, 2009, are also included in this segment.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
26. OPERATING SEGMENTS (continued)
2009

Revenues
Non-
current
assets
R’000                       R’000
Geographical Information
South Africa
1,910,738                 1,737,457
Total
1,910,738                 1,737,457
Information about major customers
The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
26. OPERATING SEGMENTS (continued)

2008

Blyvoor
R’000
Crown(2)
R’000
Ergo(3)
R’000
Corporate
Headoffice (4)
and all other
R’000

Total
R’000
Financial performance
Segmental revenue
848,230
661,827
-
423,090               1,933,147
Operating costs
(697,281)
(459,703)
-
(470,468)             (1,627,452)
Operating profit/(loss)
150,949
202,124
-
(47,378)
305,695
Interest and other investment income
3,296
1,081
-
70,147                   74,524
Interest expense
(498)
(9)
-
(35,022)                  (35,529)
Retrenchment costs
-
-
-
(11,344)
(11,344)
Administration expenses and general costs
(3,005)
2,034
(41)
(98,511)                  (99,523)
Taxation charge (1)
-
(13,272)
-
(32,678)
(45,950)
Working profit/(loss) before capital expenditure
150,742
191,958
(41)
(154,786)
187,873
Capital expenditure
(74,847)
(42,077)
(176,785)
(77,680)                (371,389)
Working profit/(loss) after capital expenditure
75,895
149,881
(176,826)
(232,466)                (183,516)
(1) The taxation charge excludes deferred tax.
(2) Crown includes ERPM’s Cason surface retreatment operations.
(3) Ergo consists of 50% of ErgoGold and the Ergo JV.
(4) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
The underground operations of ERPM, which were placed under care and maintenance during the year ended June 30, 2009, as well as the remaining offshore operations which have been disposed of during the year ended June 30, 2008 are also included in this segment.
Operating results (5)
Ore milled
-
underground
t’000                    687
-
-
359                      1,046
-     surface
t’000                 3,719
10,094
-
-                    13,813
-     total
t’000                 4,406
10,094
-
359                    14,859
Average yield
-     underground
g/t                  4,70
-
-
6.08
5,17
-     surface
g/t                  0.31
0.34
-
-
0.33
-     total
g/t                  1.00
0.34
-
6.08
0.67
Gold
dispatched     -    underground
kg                 3,229
-
-
2,184
5,413
-
surface
kg                 1,162
3,422
-
-
4,584
-
total
kg                 4,391
3,422
-
2,184
9,997
-
underground
oz              103,813
-
-
70,239
174,052
-
surface
oz               37,359
110,021
-
-                  147,380
-
total
oz             141,172
110,021
-
70,239
321,432
Operating cost       -     underground
R/kg              181,518
-
-
200,627
190,967
-
surface
R/kg                90,971
134,338
-
-                  121,321
-
total
R/kg              158,798
134,338
-
200,627
162,794
-
underground
$/oz                    772
-
-
916
810
-
surface
$/oz                    387
571
-
-
516
-
total
$/oz                    675
571
-
916
692
(5) Unaudited

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
26. OPERATING SEGMENTS (continued)

2008

Blyvoor
R’000
Crown(1)
R’000
Ergo (2)
R’000
Corporate
Headoffice(3)
and all other
R’000

Total
R’000
Reconciliation of assets
Reportable segment assets
396,060
190,940
179,399
46,476
812,875
Other assets
131,598
180,736
41,657
1,095,629               1,449,620
Total assets
527,658
371,676
221,056
1,142,105               2,262,495

Reconciliation of liabilities
Reportable segment liabilities
218,984
330,393
136,083
269,803
955,263
Taxation and deferred taxation
-
1,771
-
-
1,771
Total liabilities
218,984
332,164
136,083
269,803
957,034
Other material information
Depreciation
(22,671)
(24,273)
-
(22,987)
(69,931)
Impairment of assets
-
-
-
(110,633)
(110,633)
Reconciliation of Revenues
Total revenues for reportable segments
848,230
661,827
-
423,090               1,933,147
-
Continuing operations
848,230
661,827
-
333,855               1,843,912
-
Discontinued operations
-
-
-
89,235
89,235
Groups revenue
848,230
661,827
-
423,090               1,933,147
Reconciliation of profit/(loss)
Segment working profit/(loss) before capital expenditure
150,742
191,958
(41)
(154,786)
187,873
- Depreciation
(22,671)
(24,273)
-
(22,987)
(69,931)
- Movement in provision for environmental rehabilitation
(958)
(20,334)
-
(12,898)                 (34,190)
- Movement in gold in progress
14,373
1,354
-
(10,543)
5,184
- Loss on derivative financial instruments
-
-
-
(433)
(433)
- Impairments and reversal of impairments
-
-
-
(110,633)
(110,633)
- Net gain/(loss) on financial liabilities measured at amortized cost
(64,644)
(22,169)
-
3,092
(83,721)
- Profit on realization of investments
-
-
-
12,005
12,005
- Growth in environmental rehabilitation trust funds
2,586
1,449
-
4,451
8,486
- Unrealized foreign exchange loss
-
-
-
(37,314)
(37,314)
- Unwinding of provision for environmental rehabilitation
(49)
(3,174)
-
(1,512)                   (4,735)
- Unwinding of discount on financial liabilities measured at amortized cost
(1,757)
(574)
-
(4,063)
(6,394)
- Deferred tax
30,752
18,299
12
140,598                  189,661
Profit/(loss) after taxation
108,374
142,536
(29)
(195,023)
55,858
(1)
Crown includes ERPM’s Cason surface retreatment operations.
(2)
Ergo consists of 50% of ErgoGold and the Ergo JV
.
(3)
Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue. The underground operations of ERPM, which were places under care and maintenance during the year ended June 30, 2009, as well as the remaining offshore operations disposed during the year ended June 30, 2008 are also included in this segment.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
26. OPERATING SEGMENTS (continued)
2008

Revenues
Non-
current
assets
R’000                       R’000
Geographical Information
South Africa
1,843,912                   812,875
Australia
89,235                             -
Total
1,933,147                   812,875
Information about major customers
The group has only one major customer regarding the sale of gold ore in each geographical area which is due to regulatory authority.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
27. RELATED PARTY TRANSACTIONS

The group has related party relationships with its associates, subsidiaries, and with its directors and key management personnel.
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director (whether executive or otherwise) of the company. For the year ended June 30, 2010, long-service awards consist of share-based payment expense amounting to R0.4 million (2009: R0.8 million and 2008: R0.7 million) as well as a post-retirement medical benefit liability of Rnil (2009: Rnil and 2008: Rnil). Total directors’ remuneration (short-term benefits) amounted to R13.8 million (2009: R16.4 million and 2008: R12.0 million) which includes no end-of-contract payments (2009: R1.4 million and 2008: Rnil) and key management personnel remuneration (short-
term benefits) to R58.8 million (2009: R58.6 million and 2008: R61.0 million). For key management, long-service awards consist of share-based payment expense amounting to R3.7 million (2009: R7.0 million and 2008: R5.9 million) as well as a post-
retirement medical benefit liability of R12.5 million (2009: R6.8 million and 2008: R6.8 million).

Prior to the awarding of a contract to a related party for the supply of goods and services the group procurement manager reviews both the pricing, quality and the reliability of that party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market related terms.

The company’s executive directors review the terms and conditions of all loans to ensure that the terms of the loans are similar to those offered by financial institutions.

Transactions with associates, joint ventures and subsidiary companies
During the year ended June 30, 2010, the company earned management fees from DRDGOLD South African Operations (Pty)
Ltd (DRDGOLD SA) amounting to R34.6 million (2009: R15.6 million and 2008: R17.5 million and from DRD (Offshore)
Limited R5.9 million). Transactions with associates are priced on an arm’s length basis.

Subsidiaries
The following information relates to the group’s financial interest in its subsidiaries at June 30, 2010:
ISSUED ORDINARY SHARE
CAPITAL
NUMBER OF
SHARES
% HELD
SHARES AT COST
LESS
IMPAIRMENTS
R’000
EFFECTIVE
DATE OF
ACQUISITION
INDEBTEDNESS
NET OF
IMPAIRMENTS
R’000
South Africa
Argonaut Financial Services (Pty) Limited
100
100
-
Oct 1, 1997
(1,055)
Crown Consolidated Gold Recoveries Limited
51,300,000
100
-
Sep 14, 1998
(245,316)

DRDGOLD South African Operations (Pty) Limited
1
1,000,000
74
113,177
Nov 14 , 2005
1,352,200
Rand Leases (Vogelstruisfontein) Gold Mining
Company Limited
118,505,000
100
-
Jan 1, 1996
(42,092)
Roodepoort Gold Mine (Pty) Limited
1
100
-
Jan 1, 1996
-
West Witwatersrand Gold Holdings Limited
99,000,000
100
-
Apr 1, 1996
(22,996)
Guardrisk Insurance Company Limited
20
100
100
Jul 1, 2008
-
ErgoGold (1)
-
35
52,551
Mar 31, 2009
205,362
Total
165,828
1,246,103
1
DRDGOLD South African Operations (Pty) Limited holds the following investments: 100% of Blyvooruitzicht Gold Mining Company Limited, 100% of East
Rand Proprietary Mines Limited, 100% of Crown Gold Recoveries (Pty) Limited and 100% of Ergo Mining (Pty) Limited (Ergo JV) and 65% of the ErgoGold
(formerly Elsburg Gold Mining Joint Venture) (unincorporated).

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

27. RELATED PARTY TRANSACTIONS (continued)

Joint Ventures

The joint ventures for which the statement of comprehensive income and statement of financial position have been proportionately consolidated are disclosed in note 13.

Rand Refinery agreement
The group has entered into an agreement with Rand Refinery Limited (Rand Refinery), for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the group’s gold and casts it into troy ounce bars. Rand Refinery then usually sells the gold on the same day as delivery for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr Pretorius, CEO of DRDGOLD, is also an alternate director of Rand Refinery and is a member of their Audit Committee. The group currently owns 4.0% of Rand Refinery (which is jointly owned by South African mining companies). Trade receivables to the amount of R12.4 million (2009: R31.0 million) relate to metals sold. The group received a dividend of Rnil (2009: R4.1 million) from Rand Refinery.

Consultancy agreement
On June 23, 2008 DRDGOLD SA approved a consultancy agreement with Khumo Gold, which owns 20% of DRDGOLD SA.
The agreement provides for a monthly retainer of R200,000.

2010
2009
2008
R’000
R’000
R’000
Shares at cost, less impairment loss
165,828
165,828 1,121,105
Net indebtedness, less impairment loss
1,246,103
1,036,417 (344,781)
Amounts owing by subsidiaries
1,701,478
1,622,795 997,185
Impairments
(143,916)
(275,974) (233,412)
Amounts owing to subsidiaries
(311,459)
(310,404) (1,108,554)
Net investment in subsidiaries
1,411,931
1,202,245 776,324

The non-operating entity loans are interest free and the operational entity loans bear interest at prime minus four. The loans are unsecured and without any fixed re-payment arrangements.
The interest of the company in the (loss)/profit after taxation of its subsidiaries is:
Aggregate losses
(84,845)
(163,271) (84,397)
Aggregate profits
151,004
270,175 255,164

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

28. CASH GENERATED BY OPERATIONS
2010
2009
2008
R’000
R’000
R’000

Profit/(loss) before taxation
211,626
82,240 (87,853)
Adjusted for
Depreciation
190,769
99,217 69,931
Movement in provision for environmental rehabilitation
(88,034)
19,545 34,190
Movement in gold in progress
(29,941)
(7,018) (5,184)
Loss on derivative instruments
-
- 433
Impairments
6,224
75,138 110,633
Profit on sale of property, plant and equipment
(13,722)
(10,266) (10,054)
Share-based payments
4,115
7,873 6,591
Post-retirement and other employee benefits
5,015
2,673 (3,255)
Impairment/(reversal of impairment) on trade receivables
4,568
113 (5,227)
Actuarial (gain)/loss on post-retirement and employee benefits
(35,290)
18,226 -
Finance income
(200,273)
(205,991) (95,015)
Finance expenses
24,132
41,743 167,693
Operating cash flows before working capital changes
79,189
123,493 182,883
Working capital changes
(31,453)
41,440 22,234
Change in trade and other receivables
19,650
156,042 (117,271)
Change in inventories
(10,070)
(16,648) (3,310)
Change in trade and other payables
(41,033)
(97,954) 142,815
Cash generated by operations
47,736
164,933 205,117

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

29. CASH FLOW ON ACQUISITION/DISPOSAL OF SUBSIDIARIES, NET OF CASH
2010
2009
2008
R’000
R’000
R’000
Total net cash flow on acquisition/disposal of subsidiaries
Netgold Limited
-
- (21,878)
Emperor Mines Limited
-
- (99,883)
DRDGOLD Limited (Cell No. 170)
-
(100) -
ErgoGold
-
(277,721) -
Ergo Mining (Pty) Limited
(40,396)
- -
(40,396)
(277,821) (121,761)
Disposal of Netgold Limited
On March 30, 2008 DRDGOLD disposed of its 50.25% shareholding in
NetGold Services Limited (NetGold) and in exchange for its shareholding in NetGold obtained a 12.3% stake in G.M. Networks Limited
(GoldMoney).
The fair value of the net assets disposed were as follows:
Inventories
-
-
21,908
Trade and other receivables
-
-
7,283
Cash and cash equivalents
-
-
21,878
Trade and other payables
-
-
(37,446)
Carrying value at time of disposal
-
-
13,623
Total cash consideration
-
-
-
Less: cash and cash equivalents of disposed entity
-
-
(21,878)
Cash flow on disposal of subsidiary net of cash disposed
-
-
(21,878)

Disposal of Emperor Mines Limited
DRDGOLD disposed of its 78.72% interest in Emperor on October 2007 for a total consideration of R355.8 million.
The fair value of the net assets disposed were as follows:
Property, plant and equipment
-
-
13,469
Inventories
-
-
32,646
Trade and other receivables
-
-
62,522
Cash and cash equivalents
-
-
455,709
Provision for environmental rehabilitation
-
-
(15,535)
Post-retirement and other employee benefits
-
-
(283)
Amounts owing by group companies
-
-
31
Trade and other payables
-
-
(138,189)
Taxation payable
-
-
(6,160)
Carrying value at time of disposal
-
-
404,210
Total cash consideration
-
-
355,826
Less: cash and cash equivalents of disposed entity
-
-
(455,709)
Cash flow on disposal of subsidiary net of cash disposed
-
-
(99,883)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

29. CASH FLOW ON ACQUISITION/DISPOSAL OF SUBSIDIARIES, NET OF CASH (continued)
2010
2009
2008
R’000
R’000
R’000
Acquisition of DRDGOLD Limited (Cell No. 170)
On July 1, 2008, DRDGOLD acquired 100% of a separate class of share in
Guardrisk Insurance Company Limited known as DRDGOLD Limited (Cell
No 170).
Cash flow on acquisition of subsidiary
-
(100) -

Acquisition of ErgoGold (formerly Elsburg Gold Mining Joint Venture)
On March 31, 2009, East Rand Proprietary Mines Limited and DRDGOLD
acquired 15% and 35% respectively, of ErgoGold from Mogale Gold
(Proprietary) Limited.
The fair value of the net assets acquired net of non-controlling interest were as follows:
Property, plant and equipment
-
409,118 -
Inventories
-
8,236 -
Trade and other receivables
-
438 -
Amounts owing by group companies
-
13,975 -
Cash and cash equivalents
-
768 -
Deferred tax liability
-
(85,586) -
Trade and other payables
-
(15,389) -
Carrying value at time of acquisition
-
331,560 -
Less: Cash and cash equivalents acquired
-
(833) -
Negative goodwill on acquisition
-
(53,006) -
Cash flow on acquisition of subsidiary net of cash acquired
-
(277,721) -

Acquisition of Ergo Mining (Pty) Limited
On April 30, 2010 DRDGOLD acquired the remaining 50% interest in Ergo
Mining (Pty) Limited (Ergo JV) from Ergo Uranium (Pty) Limited for a total consideration of R82.1 million, R62.1 million settled in cash and the balance in shares in Witfontein Mining (Pty) Limited. A further R0.3 million transaction cost has been incurred. DRDGOLD has consolidated 100% of the Ergo JV from May 1, 2010. Prior to the acquisition, the Ergo JV was accounted for as a joint venture (refer note 13).
Total cash consideration paid
(62,438)
- -
Add: Cash and cash equivalents of acquired entity
22,042
- -
Cash flow on acquisition of subsidiary, net of cash acquired
(40,396)
- -

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010

30. CASH FLOW ON DISPOSAL/ACQUISITION OF JOINT VENTURES, NET OF CASH

2010
2009
2008
R’000
R’000
R’000

Disposal of Porgera Joint Venture
On August 17, 2007, Emperor Mines Limited disposed of its 20% interest in the Porgera Joint Venture.
The fair value of the net assets disposed of were as follows:
Property, plant and equipment
-
-
500,698
Inventories
-
-
326,167
Trade and other receivables
-
-
17,616
Cash and cash equivalents
-
-
2,408
Trade and other payables
-
-
(48,133)
Provisions
-
-
(81,108)
Carrying value at time of disposal
-
-
717,648
Total cash consideration
-
-
1,939,134
Less: cash and cash equivalents of disposed entity
-
-
(2,408)
Cash flow on disposal of joint venture
-
-
1,936,726

Acquisition of Witfontein Mining (Pty) Limited
On February 28, 2009, DRDGOLD through its subsidiary Argonaut Financial
Services (Pty) Limited acquired a 50% interest in Witfontein Mining (Pty)
Limited and entered into a joint venture agreement with Mintails SA (Pty)
Limited which owns the remaining 50%.
Cash flow on acquisition of joint venture
-
(20,000) -

Disposal of Witfontein Mining (Pty) Limited

On April 30, 2010 Argonaut Financial Services (Pty) Limited disposed of its
50% in the Witfontein Mining (Pty) Limited joint venture for R20.0 million.
No cash consideration was received as this disposal formed part of the purchase consideration paid (value of R20.0 million) for the acquisition of the remaining 50% interest in the Ergo JV.

The carrying value of the net asset disposed of were as follows:
Property, plant and equipment
28,809
-
-
Trade and other receivables
47
-
-
Cash and cash equivalents
166
-
-
Trade and other payables
(10,522)
-
-
Carrying value at time of disposal
18,500
-
-
Total cash consideration received
-
-
-
Less: cash and cash equivalents of disposed entity
(166)
-
-
Cash flow on disposal of joint venture
(166)
-
-

31. CASH FLOW ON ACQUISITION OF ASSOCIATE

Acquisition of West Wits SA (Pty) Limited

In January 2009, DRDGOLD acquired a 28.33% interest in West Wits SA
(Pty) Limited.
Cash flow on investment in associate
-
(2,700) -

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2010
2010
2009
2008
R’000
R’000
R’000

32. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid investments with an original maturity of three months or less.
Included in cash and cash equivalents are restricted cash in a form of a guarantee relating to the rehabilitation of the Brakpan tailings dump, given to
AngloGold Ashanti Limited and amounting to R43.0 million (2009: R49.6 million).
Cash and cash equivalents
188,152
353,555 846,114
Bank overdrafts
-
(824) (527)
188,152
352,731 845,587
33. CASH FLOWS FROM DISCONTINUED OPERATIONS
Net cash from operating activities
-
- (150,703)
Net cash from investing activities
-
- 1,080,541
Net cash from financing activities
-
- (1,046,610)

34. CASH FLOWS RELATING TO EXPLORATION ASSETS
Investing cash flow
57,993
27,401 82,129
35. SUBSEQUENT EVENTS
Non-fulfillment of conditions precedent on disposal of ERPM’s prospecting and mining rights over ERPM Extensions 1 and 2
The transaction was subject to successful conclusion of various conditions precedent, including its approval by White Water
Resources shareholders. As a result of the non-fulfillment of a condition precedent, being the approval of the disposal by the board of directors of DRDGOLD, the disposal shall no longer proceed.

DRDGOLD raises R108 million for pipeline project

On October 5, 2010 DRDGOLD Limited announced that its 74%-owned subsidiary DRDGOLD South African Operations (Pty)
Limited (“DRDGOLD SA”) has established a R500 million Domestic Medium Term Note Programme ("DMTN Programme")
under which it may from time to time issue notes. DRDGOLD SA has successfully issued R108 million under the DMTN
Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month
JIBAR rate plus a margin ranging from 4% to 5% per annum.

The proceeds from this first issue will be applied towards the capital requirements of the Crown/Ergo pipeline project. The new,
50-kilometre pipeline currently under construction and scheduled for completion by August 2011, will link two of Crown’s plants with Ergo. This will provide Crown with increased tailings deposition capacity – a constraint in recent times – and thus the potential to extend Crown’s life by bringing to account further surface tailings resources on the western and central
Witwatersrand.

As part of the pipeline project, the Ergo plant’s second carbon in leach (CIL) circuit will be refurbished to increase capacity from
1.2Mtpm to 1.8Mtpm.

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
4.5
(3)
Deposit Agreement among DRDGOLD Limited, The Bank of New York as Depositary, and owners and holders of
American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007.
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
(“DRDGOLD SA”) Mintails South Africa (Pty) Limited dated November 14, 2007.
4.125
(15)
Fifth Addendum to Memorandum of Agreement between AngloGold Ashanti Limited (“AGA”), Ergo Mining (Pty)
Limited (formerly called Friedshelf 849 (Pty) Limited (“Ergo”), DRDGOLD South African Operations (Pty)
(“DRDGOLD SA”) Mintails South Africa (Pty) Limited dated May 22, 2008.

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
4.131
(16)
Heads of Agreement entered into by Mintails Limited, Mogale Gold (Pty) Limited (“Mogale Gold”), Ergo Mining
(Pty) Limited (“Ergo Joint Venture”), DRDGOLD Limited (“DRDGOLD”) and East Rand Proprietary Mines
Limited (“ERPM”), dated December 8, 2008.
4.132
(16)
Loan Facility entered into by Mintails South Africa (Pty) Limited (“Borrower”), DRDGOLD Limited (“Lender”),
Mintails Limited (“Borrower’s Guarantor”), Mogale Gold (Pty) Limited (Mogale Gold”) Ergo Uranium (Pty)
Limited (“Ergo Uranium”) dated December 8, 2008.
4.133
(16)
Subscription and shareholders’ Agreement entered into by Mintails SA (Proprietary) Limited (“Mintails SA”),
Witfontein Mining (Proprietary) Limited (“Witfontein”) and Argonaut Financial Services (Proprietary) Limited
(“Argonaut”) dated December 9, 2008.
4.134
(16)
4.135
(17)

4.136
(17)

4.137
(17)
Facility Agreement between Investec Bank limited (“the Lender”) and DRDGOLD Limited (“the Borrower”) dated
March 31, 2009.
Final Heads of Agreement between Chizim Investments (Pvt) Limited (“Chizim”) and DRDGOLD Limited
(“DRDGOLD”) dated December 9, 2009.
Memorandum of Agreement between Ergo Uranium (Pty) Ltd (“Ergo Uranium”) and East Rand Proprietary Mines
Limited (“ERPM”) dated January 21, 2010.
Heads of Agreement between East Rand Proprietary Mines Limited (“ERPM”) and Aurora Empowerment System
(Pty) Limited (“Aurora”) dated January 22, 2010.
4.138
(17)
Domestic Medium Term Note Programme (“Programme”) entered into by DRDGOLD South African Operations
(Pty) Limited (“Issuer”) and DRDGOLD Limited (“guarantor’) dated September 30 2010.
8.1
(17)
List of Subsidiaries.
12.1
(17)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2
(17)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
(17)
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2
(17)
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
(3)
Incorporated by reference to Amendment No. 1 to our Registration Statement (File No. 333-140850) on Form F-6.
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
(15)
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2008.
(16)
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2009.
(17)
Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DRDGOLD LIMITED
By: /s/ D.J. Pretorius
D.J. Pretorius
Chief Executive Officer
By: /s/ C.C. Barnes
C.C. Barnes
Chief Financial Officer
Date: October 29, 2010