Form 20-F
DRDGOLD LTD
filed 2011-10-28
CIK 1023512

As filed with the Securities and Exchange Commission on October 28, 2011
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR
7 7 7
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
1934
For the fiscal year ended June 30, 2011
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
                          As of June 30, 2011 the Registrant had outstanding 384,884,379 ordinary shares, of no par value.
              Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes No
              If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes No
              Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No
             Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232-405 of this chapter)
during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes
              No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer Accelerated filer Non-accelerated filer
              Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP International Financial Reporting Standards as issued by the IASB Other
              If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 Item 18
              If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act). Yes No
              Contact details: Mr. T.J. Gwebu – Executive Officer: Legal, Compliance and Company Secretary
DRDGOLD Limited, Quadrum Office Park, First Floor, Building 1, 50 Constantia Boulevard, Constantia Kloof Ext. 28, Roodepoort,
                                                                1709, South Africa; Telephone: +27 11 470 2600

TABLE OF CONTENTS
Page
PART I

TABLE OF CONTENTS
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ............................................................
111
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS .
111
ITEM 15.
CONTROLS AND PROCEDURES ...............................................................................................................
111
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT .............................................................................................
112
ITEM 16B.
CODE OF ETHICS .......................................................................................................................................
112
ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES..................................................................................
112
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES .....................................
113
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS ................
113
ITEM 16F
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT....................................................................
113
ITEM 16G.
CORPORATE GOVERNANCE ....................................................................................................................
113
PART III
ITEM 17.
FINANCIAL STATEMENTS .......................................................................................................................
115
ITEM 18.
FINANCIAL STATEMENTS .......................................................................................................................
F-pages
ITEM 19.
EXHIBITS....................................................................................................................................................
116

Preparation of Financial Information

We are a South African company and currently all of our operations, as measured in production ounces, are located there.
Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as approved by the
International Accounting Standards Board (IASB) for the financial years ended June 30, 2009, 2010 and 2011. All references to
“dollars” or “$” herein are to United States Dollars, references to “rand” or “R” are to South African Rands and references to “A$”
are to Australian Dollars.

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

We present our financial information in rand, which is our presentation currency. Solely for your convenience, this
Form 20-F contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R7.90 per $1.00, which was the noon buying rate in New York City on
September 30, 2011.

In this Annual Report on Form 20-F, we present certain non-IFRS financial measures such as the financial items “cash costs per kilogram” and “total costs per kilogram” which have been determined using industry guidelines promulgated by the
Gold Institute. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, profit/(loss) attributable to equity owners of the parent, profit/(loss) before taxation and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per kilogram, total costs and total costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Terms and Explanations” and Item 5A.: “Operating
Results - Cash costs and total costs per kilogram- Reconciliation of cash costs per kilogram, total costs and total costs per kilogram.”
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
1 kilometer 0.62150 miles 1 mile 1.609 kilometres
1 meter 3.28084 feet 1 foot 0.3048 metres
1 liter 0.26420 gallons 1 gallon 3.785 liters
1 hectare 2.47097 acres 1 acre 0.4047 hectares
1 centimeter 0.39370 inches 1 inch 2.54 centimetres
1 gram/tonne 0.0292 ounces/ton 1 ounce/ton 34.28 grams/tonnes
0 degree Celsius 32 degrees Fahrenheit 0 degrees Fahrenheit - 18 degrees Celsius
Glossary of Terms and Explanations
Adularia .........................................   A transparent or translucent variety of common feldspar.
Archaean........................................   A period of the geological time scale between 2.5 and 4.6 billion years ago, the earliest part of the
Precambrian.
Assaying ........................................   The chemical testing process of rock samples to determine mineral content.
Auriferous ......................................   Containing gold.
Bonanza ........................................   Unexpected high-grade occurrences.
Care and maintenance .....................  Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.
Cash costs per kilogram ..................  Cash costs are operating costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash costs per kilogram are calculated by dividing cash costs by kilograms of gold produced. Cash costs per kilogram have been calculated on a consistent basis for all periods presented. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Caving ...........................................   A type of mining in which the ore is blasted and drawn in a manner causing the overhead rock to cave in.
Conglomerate .................................  A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-and-fill ....................................   A mining method in which a slice of rock is removed after blasting and replaced with a slice of fill material to provide workers with a platform to mine the next slice of rock.
Cut-off grade ..................................  The minimum in-situ grade of ore blocks for which the cash costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
Depletion .......................................
  The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Deposition .....................................   Deposition is the geological process by which material is added to a landform or land mass.
Fluids such as wind and water, as well as sediment flowing via gravity, transport previously eroded sediment, which, at the loss of enough kinetic energy in the fluid, is deposited, building up layers of sediment. Deposition occurs when the forces responsible for sediment transportation are no longer sufficient to overcome the forces of particle weight and friction, creating a resistance to motion.
Dilution .........................................    Broken rock entering the ore flow at zero or minimal grade and therefore diluting the gold content per ton.
Diorite ...........................................   An igneous rock formed by the solidification of molten material.
Doré ..............................................   Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.

Electrowinning ...............................  The process of recovering metal from ore by means of electro-chemical processes.
Grade .............................................   The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per ton of ore.
g/t ..................................................   Grams per ton.
Horizon..........................................   A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
Igneous rock...................................   Rock which is magmatic in origin.
Intrusive .........................................  Rock which while molten, penetrated into or between other rocks, but solidified before reaching the surface.
Life of mine ...................................   Projected life of a mining operation based on the Proven and Probable Ore Reserves.
Metallurgical plant..........................   A processing plant (mill) erected to treat ore and extract the contained gold.
Mine call factor ..............................  This is the gold content recovered expressed as a percentage of the gold content called.
Mill ...............................................   Material passed through the metallurgical plant for processing.
Mt .................................................   Million tons.
Opening up ....................................   The potential that previously abandoned shafts and mining or developed areas, have to be reopened and mined.
Ore ................................................   A mixture of valuable and worthless minerals from which the extraction of at least one mineral is technically and economically viable.
Ore Reserves ..................................   Attributable total ore reserves of subsidiaries.
Pay-limit ........................................  The minimum in-situ grade of ore blocks for which cash costs, including all overhead costs, are equal to a projected gold price per ounce.
Payshoot ........................................   Is a zone in which the average value of the ore is well in excess of that of the surrounding area, and which has a more or less consistent direction or trend, or orientation.
Proven Ore Reserves ......................
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
Probable Ore Reserves ....................   Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Ore Reserves, is high enough to assume continuity between points of observation.
oz/t ................................................   Ounces per ton.
Reef ...............................................   A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining .........................................  The final purification process of a metal or mineral.
Rehabilitation .................................  The process of restoring mined land to a condition approximating its original state.
Reserves ........................................   That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sedimentary ...................................   Formed by the deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Shaft ..............................................   An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials, ore and waste.
A shaft generally has more than one compartment.
Shrinkage stoping ...........................   A mining method in which a small percentage of the broken ore is drawn as mining progresses to make room for subsequent mining activities. Most of the blasted ore is left to accumulate in the stope and is drawn after the stope is completely mined.
Slimes ............................................   The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sloughing ......................................    The localized failure of part of the slimes dam wall caused by a build up of water within the dam.
Stope .............................................   Underground production working area on the Ore Horizon.
Stoping ..........................................   Is the removal of the wanted ore from an underground mine leaving behind an open space known as a stope. Stoping is used when the country rock is sufficiently strong not to cave into the stope, although in most cases artificial support is also provided.
Sub-level stoping ............................   A method of mining in which the ore is blasted, on multiple levels in one stope, and drawn off as it is blasted, leaving an open stope.
Tailings ..........................................   Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam ..................................    A dam created from waste material of processed ore after the economically recoverable gold has been extracted.

Tonnage/Tonne ..............................  Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Total costs per kilogram .................  Total costs per kilogram represent the full amount of costs incurred and represents the difference between revenues from gold bullion and profits or losses before taxation. Total costs per kilogram are calculated by dividing total costs by kilograms of gold produced. Total costs per kilogram have been calculated on a consistent basis for all periods presented. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Tpm ...............................................  Tonne per month.
Up-dip mining ................................   A mining method in which the drilled and blasted ore gravitates into slushers or gullies leaving an open space. This is normally used in narrow stopes.
Waste rock .....................................   Non-auriferous rock.
Yield..............................................    The amount of recovered gold from production generally expressed in ounces or grams per tonne of ore.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL DATA

The following selected consolidated financial data as at June 30, 2011, 2010 and 2009 and for the years ended June 30,
2011, 2010 and 2009 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by
KPMG Inc. as at June 30, 2011, 2010 and 2009 and for the years ended June 30, 2011, 2010 and 2009. Prior to fiscal year ended June
30, 2008, our annual financial statements (translated into dollars) were prepared and filed with the SEC in accordance with U.S.
GAAP. On December 21, 2007, the SEC, adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file with the SEC financial statements in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these new rules, we changed our basis of presentation and have included in this Annual Report our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data as at June 30, 2007 and 2008, for the years ended June 30, 2007 and 2008 are derived from audited consolidated financial statements not appearing in this Annual
Report which have been prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5.: “Operating and Financial Review and Prospects” and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)
Year ended June 30,
2011
1
2011
2010
2009
2008
2
2007
2
$’000                         R’000                         R’000                        R’000                        R’000                        R’000
Profit or loss Data
Revenue ......................................................
324,723         2,565,319        1,990,522         1,910,738         1,933,147
2,209,705
Results from operating activities ................... (52,401) (413,971) 35,485 (82,008) (15,175) (1,173,375)
Results from operating activities from
continuing operations ................................ (52,401) (413,971) 35,485 (82,008) 102,194 22,541
(Loss)/profit for the year attributable to
equity owners of the parent ........................ (36,445) (287,915) 207,815 129,124 996,041 (924,466)
(Loss)/profit for the year attributable to
equity owners of the parent from
continuing
operations ................................ (36,445)
(287,915)            207,815           129,124            128,558
(2,674)
Per Share Data
Basic (loss)/earnings per share (cents) ........... (9) (75) 55 34
265
(271)
Basic (loss)/earnings per share - continuing
operations (cents) ..................................... (9)
(75)                     55                    34                     34                     (1)
Diluted (loss)/earnings per share (cents) ........ (9) (75) 55 34 265 (271)
Diluted (loss)/earnings per share -
continuing operations (cents) .................... (9) (75) 55 34
34
(1)
Dividends proposed per share (ZAR cents).... 7.5 5.0 5.0 10.0 -
Dividends proposed per ADS (USD cents) .... 9.5 7.3 6.7 10.6 -
Average exchange rate (USD1:ZAR) ............
6.9865             7.6117              9.0484              7.3123
7.2188
Number of shares issued as at June 30........... 384,884,379 384,884,379 384,884,379 378,001,303 376,571,588 370,341,981
Statement of financial position Data
Total assets..................................................
289,704          2,288,661         2,580,292       2,625,772          2,262,495
1,947,163
Equity (Net assets) .......................................
154,325          1,219,166          1,649,961      1,583,979          1,305,461
143,456
Ordinary share capital ..................................
523,114           4,132,604         4,133,318       4,104,480         4,098,206
4,069,096

Month
2011                        2011                              2011                          2011                          2011                              2011
September                   August                               July                           June                           May                             April
Exchange Rate Data
Average (USD1:ZAR) ...................................
7.4833                 7.0549                      6.7628                    6.7765                   6.8243                       6.7045
High (USD1:ZAR) ........................................
8.3065                 7.2764                      6.9500                    6.8890                   7.0185                       6.8312
Low (USD1:ZAR) .........................................
6.9963                  6.6368                     6.6364                     6.6624                  6.5173                       6.5863
1
2
Translations into Dollars in this table are for convenience only and are computed at the noon buying rate in New York City at September 30,
2011 of R7.90 per $1.00. You should not view such translations as a representation that such amounts represent actual Dollar amounts.
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

Exchange rates are influenced by global economic trends which are beyond our control. In fiscal 2011, fiscal 2010 and fiscal
2009 the rand strengthened against the dollar by 10.8%, 2.9% and 1.0% respectively (based on exchange rates at June 30 of each year). From December 2001, when it reached R13.44 = $1.00, the rand has appreciated by 49.2% against the dollar to R6.83= $1.00 at June 30, 2011 (based on closing rates). At September 30, 2011 the rand traded at R7.90 = $1.00, a 15.7% weakening relative to the
Dollar from June 30, 2011.

A decrease in the dollar gold price and a strengthening of the foreign exchange rate of the rand could result in a decrease in our profitability. In fiscal 2011, 2010 and 2009 100% of production was from our South African mines providing significant exposure to the strengthening of the rand and a decrease in profitability. If the rand were to continue to appreciate against the dollar, our operations could experience a reduction in cash flow and profitability and this would negatively and adversely affect our business, operating results and financial condition.

Inflation may have a material adverse effect on our results of operations.
South Africa has experienced high rates of inflation in the past. Because we are unable to control the market price at which we sell the gold we produce, it is possible that significantly higher future inflation in South Africa may result in an increase in our future operational costs in rand, without a concurrent devaluation of the rand against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon our results of operations and our financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.

We have incurred losses in the past as well as in the current year and may incur losses in the future.

We had a net loss of R415.4 million for fiscal 2011, and achieved net profits of R203.4 million and R110.7 million for fiscal
2010 and 2009, respectively. The loss in fiscal 2011 related to an impairment of R546.6 million against the property, plant and equipment of Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, due to the uncertainties surrounding the business rescue proceedings they are undergoing and other factors.

Our profits and cash flows of our operations are directly exposed to the strength of the rand and higher input costs as we do not hedge. Blyvoor’s underground mine is also regarded as an older, higher cost and lower grade gold producer. In addition, our ability to identify Ore Reserves that have reasonable prospects for economic extraction while maintaining sufficient controls on production and other costs, will have a material influence on the future viability of our operations.
We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

Management’s estimates on future cash flows are subject to risks and uncertainties, such as the gold price, production volumes, recovered grades, costs and seismicity. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from alternative financing and we cannot guarantee that any such financing would be on acceptable terms, or would be permitted under the terms of our existing financing arrangements, or would be available at any terms. In the absence of sufficient cash flows or adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or increased working capital requirements may be adversely affected.
The failure to discover or acquire new Ore Reserves could negatively affect our cash flow, results of operations and financial condition.
Our future cash flow, results of operations and financial condition are directly related to the success of our exploration and acquisition efforts in the regions in which we operate and any new regions that we identify for future growth opportunities.
Our Ore Reserves for fiscal 2011 increased by 5% due to the higher rand gold price used in the Ore Reserve calculation. Our Ore
Reserves for fiscal 2010 increased by 15% as a result of the higher rand gold price used in the Ore Reserve calculation together with the expected increase in Crown’s deposition capacity as a consequence of the construction of the Crown/Ergo pipeline linking Crown Gold Recoveries (Pty) Limited, or Crown, to Ergo’s Brakpan deposition site. Ergo collectively refers to Ergo
Mining (Pty) Limited, or the Ergo JV, and ErgoGold. Our Ore Reserves for fiscal 2009 increased by 16%, primarily due to the inclusion of the Elsburg tailings owned by East Rand Proprietary Mines Limited, or ERPM. Mining higher grade reserves in our underground mine is likely to be more difficult in the future, due to the age of this mine and safety concerns, and could result in increased production costs and reduced profitability. We are currently also conducting exploration activities in Zimbabwe. We can make no assurances that any new or ongoing exploration programs will result in new mineral producing operations that will sustain or increase our Ore Reserves. A failure to discover or acquire new Ore Reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results of operations and financial condition.
We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness because of inherent limitations.
We have evaluated our internal controls over financial reporting for the current fiscal period so that management can attest to the effectiveness of these controls, as required by Section 404 of the United States Sarbanes-Oxley Act of 2002. Management has
determined that these controls are effective for the 2011, 2010 and 2009 fiscal years respectively and did not identify any material weaknesses within our internal controls surrounding the financial reporting process. These internal controls over financial reporting may not be sufficient to prevent significant deficiencies or material weaknesses in the future, and we may also identify other conditions that could result in significant deficiencies or material weaknesses. In this event, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls. For a detailed discussion of controls and procedures, see Item 15.: “Controls and Procedures.”

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
•     gold theft;
•     environmental factors; and
•     pollution.
The majority of our production costs consist of labor, steel, electricity, water, fuels, lubricants and other oil and petroleum based products. The production costs incurred at our operations have, and could in the future, increase at rates in excess of our annual expected inflationary increase and result in the restructuring of these operations at substantial cost. The majority of our South African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. As at September 30,
2011, we were still engaged in wage negotiations at all of our operations for the fiscal 2012 and 2013 wage increases. In October
2011, Blyvoor signed a three-year wage settlement agreement with the National Union of Mineworkers (NUM) and the United
Association of South Africa (UASA). In terms of the settlement, employees in Categories 4 and 5 miners would receive a 7%
increase and employees in Categories 6 - 8, miners, artisans and officials would receive a 6% increase in each year, with the third year being the greater of these percentages or CPI as at 1 July 2013. In addition, employees in both recognition units will participate in a gold price/profit linked profit share bonus scheme, in terms of which their overall increases can rise to a total of
15%. In addition, in the past, we have been impacted by large price increases imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. These, combined with the increases in labor costs, could result in our costs of production increasing above the gold price received. Discussions with steel suppliers and parastatal entities to moderate price increases have been unsuccessful in the past.

The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2011 as a result of the general increase in the cost of crude oil in global markets. During fiscal 2010, the average brent crude oil price was approximately
$75 per barrel and in fiscal 2011, the average brent crude oil price was approximately $97 per barrel. In the event that crude oil prices continue increasing, this could have a significant impact on our production costs.

Our initiatives to reduce costs, such as reducing our labor force, negotiating lower price increases for consumables and stringent cost controls such as comparing whether actual costs stay within budget parameters, may not be sufficient to offset the increases imposed on our operations and could negatively affect our business, operating results and financial condition.
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

We have made, and expect to make in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate Group Rehabilitation, Reclamation and Closure cost provision at R490.2 million included on our statement of financial position as at June 30, 2011. However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for our operations. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.

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

Flooding of underground mining areas is an inherent risk at our underground operations. If the rate of rise of water is not controlled, water from underground mining areas could potentially rise to the surface or decant into surrounding underground mining areas or natural underground water sources. Due to the withdrawal of government pumping subsidies at Durban Deep and West Wits, we have ceased active pumping of underground water at these mines. We also stopped pumping of underground water at our ERPM underground operation on August 20, 2009. Progressive flooding where these operations and operations from other mining companies are located could eventually cause the discharge of polluted water to the surface and to local water sources.
Estimates of the probable rate of rise of water in those mines are contradictory and lack scientific support, however, should underground water levels not reach a natural subterranean equilibrium, and in the event that underground water rises to the surface, we may face, together with all other mining companies in those areas, claims relating to environmental damage as a result of pollution of ground water, streams and wetlands. These claims may have a material adverse effect on our business, operating results and financial condition.

We have ageing assets, which exposes us to greater risk of our infrastructure failing, higher maintenance costs and potentially greater health, safety and environmental liabilities.

Some of our assets, especially at our underground mine, are mature assets, which we acquired after they had reached the end of the planned production cycle under their previous owners, and our strategy has been to revive these assets through specialist planning and mining techniques. The ageing infrastructure and installations typical of these operations require constant maintenance and continuing capital expenditure. This materially increases our operational expenditure. In addition, the technology applied in many of our installations was not regularly updated by the previous owners and accordingly has become obsolete compared to the technology used in more modern mines. As a result, the risk of technology failure is high, and the maintenance of these installations, costly. Due to the nature of the business and because our marginal underground mine predominantly comprises of aged infrastructures, we inherently run the risk of exposure to greater health, safety and environmental liabilities which we closely monitor, but are unable to fully mitigate.
Limited tailings dam capacity at Crown exposes us to greater risk of financial loss due to lower production and health, safety and environmental liabilities.

Our ageing tailings facilities at Crown are exposed to numerous risks and events, the occurrence of which may result in the failure or breach of such a facility. These may include sabotage, failure by our employees to adhere to the codes of practice and natural disasters such as excessive rainfall and seismicity. In the event that we are limited on how much treated ore, sand or slime we can deposit at Crown’s deposition sites and deposition capacity created by the Ergo/Crown pipeline project, we could be forced to stop or limit operations, the dams could overflow and the health and safety of our employees and communities living around these dams could be jeopardized. In the event that this occurs, our Crown operations will be adversely affected and this in turn could have a material adverse effect on our business, operating results and financial condition.

Ergo also have tailings facilities that are exposed to the same risks as described above.

Due to the nature of our business, our Operations face extensive health and safety risks.

Regrettably one person died in a work-related incident during fiscal 2011, compared to two fatalities in fiscal 2010. The employee succumbed to suspected heat stroke during a reconnaissance exercise at Blyvoor's No. 5 shaft and died in hospital the next day. On September 20, 2011, Blyvoor had a seismic event at their No 5 shaft where five people had been injured. According to section 54 of the Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. While seismic monitoring continues to be an invaluable tool in the management of seismicity, there is still a risk of seismic induced fatalities occurring which we may not be able to prevent. These incidents could lead to mine operations being halted and that will increase our unit production costs, due to loss of production. This could have a material adverse effect on our business, operating results and financial condition.

Events may occur for which we are not insured which could affect our cash flows and profitability.

Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. We have insured property, including loss of profits due to business interruption in the amount of about R8.2 billion. Claims for each and every event are limited by the insurers to R500 million.
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

The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including our Chief Executive Officer and our Chief Financial Officer. In addition, we compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to operate the business. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain “key man” life insurance policies on any members of our executive team. The loss of any of our key personnel could delay the execution of our business plans, which may result in decreased production, increased costs and decreased profitability.

The Crown/Ergo pipeline is a start-up project and forecasts may not be achieved.
Implementation of the Crown/Ergo pipeline project commenced during June 2010 and is scheduled for completion by
December 2011. The pipeline will provide two of Crown’s plants with access to Ergo’s Brakpan deposition site, allowing Crown to restore its maximum deposition capacity to 600 000tpm. Crown’s deposition capacity was reduced to 400 000tpm in fiscal 2009 due to capacity constraints at its deposition site. Restored deposition capacity allowed Crown to account for new Ore Reserves on the
Western and Central Witwatersrand, thus increasing production and extending its life-of-mine. The Crown/Ergo pipeline project is exposed to numerous risks associated with similar projects, including delays in completion, total abandonment of the project, higher operating costs or lower production than forecasted which could have a material adverse effect on our business, operating results and financial condition.

Blyvoor is under business rescue proceedings and the outcome of these proceedings could negatively affect our business, results of operations and financial condition.
On June 23, 2011, we announced that our Board of Directors had decided to suspend financial assistance to our 74%-owned subsidiary, Blyvoor, and on July 7, 2011, the Registrar of Companies agreed to appoint the nominated business rescue practitioner to produce a business rescue plan for Blyvoor. The decision followed the promulgation of the new Companies Act of South Africa, effective from May 1, 2011, which requires directors of parent companies to seek the consent of the parent company shareholders and then to consider the effects on the solvency and liquidity of the parent company as conditions precedent to the provision of financial assistance to subsidiaries. Blyvoor’s production had been trending down in the last quarter of fiscal 2011, as a result of a drop in grade, public holiday interruptions and seismicity-related work stoppages, while costs had increased mainly because of higher electricity charges, and particularly power utility Eskom’s winter tariff which had added R11.0 million a month to overhead costs.
On July 29, 2011, DRDGOLD's shareholders approved the appointment of a business rescue practitioner for Blyvoor. The practitioner has been granted extension until November 1, 2011, to publish a business rescue plan and until December 2, 2011, for the business rescue process in terms of section 132(3) of the Companies Act, 2008. Further extension may however be granted. Should the outcome of the business rescue proceedings not have a successful impact on the sustainability of Blyvoor, then our business, financial condition and results of operations could be materially, adversely affected.

We may need to improve our cyber security controls which our cyber security strategy, internal controls over cyber security and our independent auditors may not be able to attest to their effectiveness because of inherent limitations.

We have implemented a cyber security strategy and internal controls which involves the prevention, detection, correction and recovery of data in the event of cyber security breaches. Our internal auditors also perform regular effectiveness of control reviews and an annual external review of the effectiveness of our network security is also performed. Management has determined that these controls are effective for the 2011, 2010 and 2009 fiscal years respectively and did not identify any material weaknesses within our internal controls surrounding cyber security. These internal controls over cyber security may not be sufficient to prevent significant deficiencies or material weaknesses in the future, and we may also identify other conditions that could result in significant deficiencies or material weaknesses. In this event, we could experience the corruption or loss of data, misappropriation of assets or sensitive information or operational disruption and incur additional costs to replace assets and improving our internal controls.

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

Our profitability may be negatively impacted if revenue from gold sales drops below the cost of production for an extended period
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
These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether or not the deposit contains economically recoverable mineralization. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our mines. Our mineral exploration rights may also not contain commercially exploitable reserves of gold. The costs incurred on unsuccessful exploration activities are, as a result, not likely to be recovered and we could incur a write-down on our investment in that interest or the irrecoverable loss of funds spent.

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

Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In the late 1980s and early 1990s, inflation in South Africa reached highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. The inflation rate in South Africa still remains relatively high compared to first world countries. As of June 2011, the Consumer Price Inflation Index, or CPI, stood at 5.3%, up from 4.2% in June 2010, and down from 6.9% in June 2009. The relatively high inflation rate continued at 5.7% as at September 30, 2011. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability. In January 2009, the South African Reserve Bank changed the way inflation is measured by expanding the range of consumer goods used and changing the benchmark measure from CPIX (CPI minus mortgage costs) to CPI. Mortgage costs have been replaced by owners’ equivalent rental (OER) to capture housing costs, making CPIX redundant. The closest measure to CPIX is CPI minus OER.

Power stoppages or increases in the cost of power could negatively affect our results and financial condition.

Our mining operations are dependent on electrical power supplied by Eskom, South Africa’s state owned utility company.
As a result of a substantial increasing demand and insufficient generating capacity, Eskom has warned that the country could face significant disruptions in electrical power supply in the foreseeable future. The available generating capacity of electricity was constrained mainly as a result of unplanned maintenance at some of Eskom’s power stations, insufficient supply of coal to the coal fired plants and skills shortages. On January 25, 2008, Eskom announced that they could no longer guarantee the supply of electricity to the South African mining industry. Eskom subsequently cut off power supply to the mining industry for five days in fiscal 2008 and a number of power outages followed over several months thereafter. Eskom did manage to contain electricity stoppages but the fact remains that the country’s current reserve capacity is insufficient and the risk of electricity stoppages is expected to continue through 2013. Apart from the five-day closure, our production has not been affected, however further power supply stoppages or power cost increases could have an adverse effect on our operating results and financial condition. Eskom have indicated that they do not have sufficient funding required for planned infrastructure development, and have imposed the following average tariff increases:
from July 1, 2009 an average tariff increase of 31.3%, from April 1, 2010 an average tariff increase of 24.8%, from April 1, 2011 an average tariff increase of 25.8% and from April 1, 2012 an average tariff increase of 25.9%. These increases have had an adverse affect on our production costs particularly at our Blyvoor operation and could have a material adverse effect on our business, operating results and financial condition.
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
The primary area of focus in respect of occupational health within our operations is noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). We provide occupational health services to our employees at our occupational health centers and continue to improve preventive occupational hygiene initiatives. If the costs associated with providing such occupational health services increase significantly, such increase could have an adverse effect on the results of our operations and our financial condition.
Increased theft at our work sites, particularly of copper, may result in greater risks to employees or interruptions in production.
Crime statistics available in South Africa indicate an increase in theft. This together with price increases for copper as a commodity has resulted in the increased theft of copper cable. All of our operations experience high incidents of copper cable theft despite the implementation of security measures. In addition to the general risk to employees’ lives in an area where theft occurs, we may suffer production losses and incur additional costs as a result of power interruptions caused by cable theft.

Possible scarcity of water may negatively affect our results and financial condition.
National studies conducted by the Water Research Commission, released during September 2009, found that water resources were 4% lower than estimated in 1995 which may lead to the revision of water usage strategies by several sectors in the South
African economy, including electricity generation and municipalities. This may result in rationing or increased water costs in the future. Such changes would adversely impact all of our operations, which require water to operate. In particular our surface retreatment operations, which use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities, would be adversely impacted. In addition, as our gold plants and piping infrastructure were designed to carry certain minimum throughputs, any reductions in the volumes of available water may require us to adjust production at these operations. We are currently considering a project which envisages the pumping of underground water at ERPM for use by our surface retreatment operations.
Government policies in South Africa may adversely impact our operations and profits.
Government Regulation
The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government’s administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals, and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments. The formulation or implementation of government policies may be unpredictable on certain issues, including changes in laws relating to mineral rights, ownership of mining assets and the rights to prospect and mine and in extreme cases, nationalization.

The African National Congress, or ANC, which is the ruling political party in South Africa has appointed a task force team to investigate the feasibility of, and potential policies for, nationalization of the mining industry. The results from this task force investigation are only expected after the ANC conference during 2012. Should any of our mines be nationalized it will adversely affect our operations and our shareholders’ investment in our Company.
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
The area covered by the new order rights may be reduced by the Department of Mineral Resources, or DMR, if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. In addition, the new order rights will only be transferable subject to the approval of the Minister of Mineral
Resources. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the
Minister of Mineral Resources in the event of a breach or, in the case of mining rights, non-optimal mining in accordance with the mining work program.
The implementation of the MPRD Act will result in significant adjustments to our property ownership structure. We have lodged applications to convert all of our old order rights, however, to the extent that we are unable to convert some of our old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, the operations of the MPRD Act may result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations. In addition, to the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the DMR, and if enforceable, the level of compensation we will receive, if any.
As at September 30, 2011, a substantial portion of our old order mining rights are yet to be converted into new order mining rights.
The MPRD Act states that the conversions must be granted by the minister if all requirements are completed but it does not stipulate any time frame. The MPRD Act also provides for holders of old order rights to continue to operate under the terms and conditions of such rights until conversions under the MPRD Act have been completed. See Item 4B. “Business Overview”.

Mining royalties and other taxation reform

The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African Government Gazette on November 24, 2008. The Mineral and Petroleum Resources Royalty Act
(Administration), No.29 of 2008, published on November 26, 2008, became effective from March 1, 2010. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the group. The royalty is payable on old unconverted mining rights and new converted mining rights. Introduction of further revenue based royalties or any adverse future tax reforms would have an adverse effect on the business, operating results and financial condition of our operations.

On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies
(currently 10%) with a 10% withholding tax on dividends and other distributions payable to shareholders. Although this may reduce the tax payable by the company or our subsidiaries, the withholding tax could reduce the amount of dividends or other distributions received by its shareholders. The proposal was expected to be implemented in 2010, but its implementation has been delayed to
April 1, 2012.

Climate change

Climate change is a global problem that requires both a concentrated international response and national efforts to reduce greenhouse gas, or GHG, emissions. The United Nations Framework Convention on Climate Change is the main global response to climate change. The associated Kyoto Protocol is an international agreement that classifies countries by their level of industrialization and commits certain countries to GHG emission reduction targets. Although South Africa is not one of the developing countries identified, it ranked among the top 20 countries measured by absolute carbon dioxide emissions. During the 2009 Copenhagen climate change negotiations, South Africa voluntarily announced that it would act to reduce domestic GHG emissions by 34% by
2020 and 42% by 2025, subject to the availability of adequate financial, technological and other support. The two main economic policy instruments available for setting a price on carbon and curbing GHG emissions are carbon taxation and emissions trading schemes. In a discussions paper on carbon taxation by the South African Government released in December 2010 different methods of carbon taxation were discussed. Should these methods be implemented, they might have a direct or indirect negative cost impact on our operations which could have an adverse effect on the business, operating results and financial condition of our operations.
The Broad Based Socio-Economic Empowerment Charter

The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter
(effective from May 1, 2004), established certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa. The goals set by the Mining Charter include that each mining company must achieve 15 percent ownership by historically disadvantaged South Africans, or HDSA, of its South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at market value.

In September 2010, the DMR released amendments to the Mining Charter. The intention behind the amendments to the
Mining Charter was to clarify certain ambiguities and uncertainties which existed under the Mining Charter and to provide more specific targets. However, there are a number of matters that still require clarification and discussions in respect of interpretations of the requirements are in progress with the DMR. The goals set by the amendments to the Mining Charter include: minimum 26%
HDSA ownership by March 2015; procurement of a minimum 40% of capital goods, 50% of consumer goods and 70% of services from Black Economic Empowerment, or BEE, entities by March 2015; minimum 40% HDSA representation at each of executive management level, senior management level, middle management level, junior management level and core and critical skills levels;
minimum 3% investment of annual payroll in skills training; investment in community development; and attain an occupancy rate of one person per room in on-site accommodation.

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

Labor costs constitute 35% of our production costs for fiscal 2011, 34% for fiscal 2010 and 39% for fiscal 2009. As of
June 30, 2011, we employ and contract 6,875 people, of whom approximately 86% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. In addition, we are subject to strikes by workers from time to time, which result in disruptions to our mining operations. For example, from September 15, 2009 until October 11, 2009, a strike by members of the NUM union in connection with a dispute over new wage agreements resulted in an average daily gold production loss of 320 ounces, almost entirely from Blyvoor’s deep-level underground mining operations.

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
Our primary listing for our ordinary shares is the JSE and the principal trading market for our ADSs is the Nasdaq
Capital Market, or Nasdaq. On a historical basis, the trading volumes and liquidity of shares listed on the JSE have been low in comparison with the Nasdaq. For the 12 months ended June 30, 2011, only 33% of our ordinary shares publicly traded were traded on the JSE. The limited liquidity of the ordinary shares traded on the JSE could limit your ability to sell a substantial number of ordinary shares on the JSE in a timely manner, especially by means of a large block trade.

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

As a result of our listings on Nasdaq and JSE, we are required to comply with new and changing reporting requirements that have over recent years emphasized an increase in the transparency of public disclosure. The associated regulatory standards set forth by the exchanges’ governing bodies may change over time and may be subject to interpretation. As a result we may not execute the application of these standards properly and will congruently experience an increase in the cost of our compliance efforts. For example, management’s required assessment of our internal controls over the financial reporting process stipulated by
Section 404 of the Sarbanes-Oxley Act of 2002 commands the need for resources from management in addition to our external auditors who are required to attest to our internal control over financial reporting. Maintaining high standards of corporate governance and public disclosure is highly prioritized in our organization and with our continued efforts to comply with these laws currently effective and any future legislative introductions or changes, we will continue to incur the related costs.

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

ITEM 4. INFORMATION ON THE COMPANY
4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

DRDGOLD Limited is a South African gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. Our black economic empowerment partners are Khumo Gold SPV (Pty) Limited, or
Khumo Gold and an employee trust (known as the DRDSA Empowerment Trust), which hold 20% and 6% respectively in our operating subsidiaries, Ergo Mining Operations (Pty) Limited, or Ergo Mining Operations, previously known as DRDGOLD South
African Operations (Pty) Limited, or DRDGOLD SA, and Blyvooruitzicht Gold Mining Company Limited, or Blyvoor. We have a
74% interest in Ergo Mining Operations and Blyvoor.

Ergo Mining Operations wholly owns and operates Crown Gold Recoveries (Pty) Limited, or Crown, Ergo Mining (Pty)
Limited, or the Ergo JV, and East Rand Proprietary Mines Limited, or ERPM. Ergo Mining Operations also owns 65% of ErgoGold
(unincorporated entity), with DRDGOLD holding the remaining 35%. The Ergo JV and ErgoGold are collectively referred to as
Ergo.

DRDGOLD is also a 50% partner in Chizim Gold (Pvt) Limited, or Chizim Gold, an early-stage gold exploration project on
Zimbabwe’s Greenstone Belt.

We are a public limited liability company, incorporated on February 16, 1895, as Durban Roodepoort Deep, Limited, and
our shares were listed on the JSE in that same year. In 1898, our milling operations commenced with 30 stamp mills and in that year we treated 38,728 tons of ore and produced 22,958 ounces of gold. On December 3, 2004, the company changed its name from
Durban Roodepoort Deep, Limited to DRDGOLD Limited. Our operations have focused on South Africa's West Witwatersrand
Basin, which has been a gold producing region for over 100 years.

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
Floor, Building 1, Quadrum Office Park, 50 Constantia Boulevard,
Constantia Kloof Ext. 28, Roodepoort, South Africa. The postal address is P.O. Box 390, Maraisburg 1700, South Africa. Our telephone number is (+27 11) 470-2600 and our facsimile number is (+27 11) 470-2618. We are registered under the South African
Companies Act, 1973 (as amended) under registration number 1895/000926/06. The South African Companies Act, 1973 has been superseded by the South African Companies Act 71, 2008 which had been promulgated as from May 1, 2011. For our ADSs, The
Bank of New York, at 101 Barclay Street, New York, NY 10286, United States, has been appointed as agent.

South Africa
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
•     ERPM, which consists of the original underground mine, the Cason Dump surface retreatment operation and ERPM
       Extension 1 and 2 exploration tenements, was acquired on October 10, 2002. Underground mining at ERPM was halted in
       October 2008.
•     Ergo was formed in June 2007, primarily to recover and treat – over a period of 12 years – some 186Mt of surface tailings contained in the Elsburg Tailings Complex for gold. In the longer term, Ergo’s network of surface rights provide access to a further 600Mt of surface tailings deposited across the western, central and eastern Witwatersrand. As a second-phase development, in conjunction with a new pipeline linking Ergo with Crown, the Ergo plant’s second carbon-in-leach (CIL)
       circuit is being refurbished to increase capacity from 1.2Mtpm to 1.8Mtpm. Ergo is licensed to produce uranium and sulphuric acid, and a feasibility study to assess the potential of these by-products from the Ergo resource is ongoing.

Zimbabwe
•     Chizim Gold was established, on December 9, 2009 as a 50:50 joint venture agreement entered into with Chizim
        Investments (Pvt) Limited, or Chizim Investments, to conduct feasibility studies on certain gold exploration tenements in
       Zimbabwe’s Greenstone Belt extending over an area of more than 21,000 hectares.

Important Events in Our Development Generally and in the Current Year

Funding raised for the Crown/Ergo pipeline project
On September 30, 2010, DRDGOLD's subsidiary, Ergo Mining Operations, established a R500 million Domestic
Medium Term Note Programme, or DMTN Programme, under which it may from time to time issue notes. Ergo Mining
Operations successfully issued R108 million under the DMTN Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate plus a margin ranging from
4% to 5% per annum.

The proceeds from this first issue have been applied towards the capital requirements of the Crown/Ergo pipeline project.
The new 50-kilometre pipeline, which is currently under construction and scheduled for completion by December 2011, will link two of Crown's plants with Ergo. This will provide Crown with increased tailings deposition capacity, which has been a constraint in recent times, and thus the potential to extend Crown’s life by bringing to account potential additional surface tailings reserves on the western and central Witwatersrand.

As part of the pipeline project, the Ergo plant’s second carbon in leach (CIL) circuit will be refurbished to increase capacity from 1.2Mtpm to 1.8Mtpm.

Restructuring of separate surface treatment and underground mining interests
On January 14, 2011, DRDGOLD announced a change in its group structure in order to better distinguish between its surface retreatment and underground operations. In terms of this restructuring operating subsidiary DRDGOLD SA, changed its name to Ergo Mining Operations. Ergo Mining Operations controls Ergo, Crown and ERPM, which are all surface retreatment operations. In addition, Blyvoor, primarily an underground mining operation previously held 100% by DRDGOLD SA, is now directly held by DRDGOLD (74%), Khumo Gold (20%) and the DRDSA Empowerment Trust (6%). Due to the fundamental differences between our surface and underground operations, the Company can maximize shareholder value through the development of separate investment opportunities.

Anglogold Ashanti offer to sell Savuka mining area to Blyvoor

On July 14, 2011, Blyvoor received an indicative offer from AngloGold Ashanti Limited (AngloGold Ashanti), which was subject to the finalization of a definitive agreement. The AngloGold Ashanti offer involves the sale to Blyvoor of some 390
000 square meters of its neighboring Savuka mining area for R35 million. The area is not within AngloGold Ashanti’s current mine planning. Pending the necessary regulatory approvals and subject to the finalization of a binding agreement, Blyvoor will mine the area under contract.

Gold exploration project in Zimbabwe

On December 9, 2009, DRDGOLD together with a local Zimbabwean company, Chizim Investments, formed a company called Chizim Gold to explore certain gold exploration tenements in Zimbabwe’s Greenstone Belt, extending over an area of more than 21,000 hectares. Chizim Investments had the necessary mining leases for prospecting and mining and transferred these mining leases to Chizim Gold in exchange for a 50% stake in Chizim Gold.

Ergo (includes the Ergo JV and ErgoGold)
Ergo Mining Operations, which initially owned 50% of ErgoGold, acquired a further 15% interest from Mintails SA (Pty)
Limited, or Mintails SA, on September 29, 2008. This resulted in Ergo Mining Operations, which holds its interest through its subsidiary, ERPM, holding a 65% interest and Mintails SA a 35% interest in the joint venture.

On December 8, 2008, DRDGOLD agreed to acquire Mintails SA's remaining interest in ErgoGold, as well as all of the shareholder’s loans owed by ErgoGold to the Mintails group. The acquisition, which was completed on March 31, 2009, resulted in the Group acquiring 100% of ErgoGold. The purchase consideration was paid in cash and amounted to R100 million for the
15% interest and R177 million for the 35% interest.

On January 21, 2010, Ergo Mining Operations through its subsidiary ERPM, acquired the remaining 50% interest in the
Ergo JV from Mintails SA for a total consideration of R82.1 million, consisting of R62.1 million in cash and payment of the balance of R20 million with DRDGOLD’s shares in Witfontein Mining (Pty) Limited, or Witfontein. The transaction was completed April 15, 2010 and recorded in the financial statements effective May 1, 2010.

DRDGOLD treats ErgoGold and the Ergo JV as one operating segment, called Ergo, and includes their respective financial results within its Annual Report in accordance with IFRS 8 (Operating Segments). Furthermore, our management believes it is appropriate to present ErgoGold and the Ergo JV together in our financial statements as they share the same infrastructure, human resources and mineable material, with ErgoGold being focused on the extraction of gold from the re-
treatment of the Elsburg and Benoni deposition sites, and the Ergo JV being an exploration project focused on the extraction of uranium and further gold from a range of deposition sites (including the Elsburg and Benoni sites).
Blyvoor
On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the
High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.
The application, in terms of the provisions of Section 427 of the South African Companies Act, 1973, was prompted by
Blyvoor’s inability to continue to sustain losses incurred since April 2009, which were brought about by the following circumstances:
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
In terms of a provisional judicial management order, the court appointed a judicial manager who had a wide range of powers at his disposal to take such actions he deemed necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation.
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

On June 23, 2011, DRDGOLD announced that it had suspended financial assistance to Blyvoor. The decision followed the promulgation of the new South African Companies Act, 2008, which requires directors of parent companies to seek the consent of the parent company shareholders and then to consider the effects on the solvency and liquidity of the parent company as conditions precedent to the provision of financial assistance to subsidiaries. Blyvoor’s production had been trending down as a result of a drop in grade, public holiday interruptions and seismicity-related work stoppages, while costs had increased due mainly to higher electricity charges, and particularly power utility Eskom’s winter tariff which added R11 million a month to overhead costs.

The Board of Directors of Blyvoor had, in response to DRDGOLD’s decision, resolved to begin business rescue proceedings for Blyvoor in terms of Chapter 6 of the Companies Act, 2008. The business rescue process provided for in Chapter 6 replaces the judicial management process in the previous Companies Act, 1973. DRDGOLD supported the decision of the
Blyvoor Board of Directors.

On September 27, 2011, DRDGOLD announced that the Business Rescue Practitioner overseeing business rescue proceedings at Blyvoor has given notice of Blyvoor’s intention to enter a 60-day consensus-seeking process in terms of Section
189 (3) of the Labour Relations Act with the National Union of Mineworkers, or NUM and the United Association of South
Africa, or UASA – the Union, to consider reducing employee numbers by approximately 500 employees. The reason for the need to consider the reduction is that Blyvoor – under business rescue proceedings in terms of Chapter 6 of the Companies Act, 2008, since June this year – has been unable to meet production and financial targets, a situation exacerbated by higher utility costs.
Blyvoor is proposing voluntary separation and application of the principle of “last in, first out” as among the mechanisms to be applied to effect the required reduction in employee numbers. Measures currently under consideration to achieve a targeted 30%
improvement in the cost of production in R/kg terms, and thus to avoid employee reduction, include:
•     a reduction in overtime expenditure;
•     an increase in available work time and subsequent re-organisation of shifts;
•     a re-evaluation of the profitability of 6 Shaft, 4 Shaft and the Reef Picking Project;
•     a reduction of departmental costs by 10%; and
•     revised mining plans.
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

On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of
ERPM, and to proceed with a consultation process in terms of Section 189A of the Labor Relations Act to determine the future of the mine’s 1,700 employees. The consultation process was completed on January 20, 2009 and 1,335 employees were retrenched.
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
On December 9, 2008, Argonaut Financial Services (Pty) Ltd, or Argonaut, Mintails SA and Witfontein, entered into a share purchase agreement (SPA) which resulted in Argonaut (a wholly owned subsidiary of DRDGOLD) and Mintails SA each owning 50% of the shareholding of Witfontein as well as being authorized to each appoint 50% of the board. Previously Mintails
SA owned 100% of the issued share capital of Witfontein. Witfontein is to be used as a future deposition establishment facility
(i.e. slime deposition). On January 21, 2010, the Company entered into an agreement to sell its interest in Witfontein to Mintails
SA for R20 million and regulatory approval was obtained on April 15, 2010. The R20 million consideration was set off against the acquisition price payable to Mintails SA for ERPM’s acquisition of the remaining 50% in the Ergo JV.
On July 22, 2009, the Company announced the rejection by the Mintails board of the offer by Ergo Mining Operations to purchase the South African business assets of Mintails after its announcement dated June 29, 2009, which set out information relating to Mintails having conditionally accepted an offer by Ergo Mining Operations, to acquire all of its South African business assets, excluding its interest in West Wits Mining Limited.

On June 30, 2010, DRDGOLD signed a heads of agreement with the JSE listed White Water Resources Limited, or
White Water, according to which White Water would acquire from ERPM, for the amount of R18.5 million, the prospecting right over ERPM Extensions 1 and 2 and the mining right over ERPM Extension 1. On September 7, 2010 negotiations were terminated due to the non-fulfillment of conditions precedent.

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

The gold market was strong but remained volatile in fiscal 2011, trading between a low of $1,157 per ounce and a high of
$1,553 per ounce. The average spot price was 26% higher than in the previous fiscal year, at $1,369 per ounce. Amid continuing global economic uncertainty, investors turned once more to gold (notably to safe-haven products such as Exchange Traded Funds)
and this, together with more de-hedging activity and a slowdown in new mine supply, particularly from South Africa, saw demand exceed supply. The average gold price received by us for the year was R308,220 per kilogram which was 15% higher than the previous year at R267,292 per kilogram.

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

Our total revenue by geographic market was as follows:

Year ended June 30,
2011                      2010                      2009
R’000                     R’000                    R’000
South Africa ..........................................................................................
2,565,319                1,990,522             1,910,738
2,565,319                1,990,522             1,910,738

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
We currently own 4% (Fiscal 2010: 4%) of RRL (which is jointly owned by South African mining companies), which is disclosed in our financial statements, however the Company believes it has the right to a further 6.22% in RRL which is currently being brought to RRL’s attention and the Company will contest if this additional interest is not awarded. Mr. T.J. Gwebu our Executive Officer
Compliance, is a director of RRL and Mr. D.J. Pretorius, our Chief Executive Officer, is an alternate director of RRL.

Ore Reserves
The tables below set out the Proven and Probable Ore Reserves that are the Group’s Ore Reserves as of June 30, 2011, and 2010, in both imperial and metric units. Our Ore Reserves are comprised of our attributable Ore Reserves.
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
In South Africa, we are legally required to publicly report Ore Reserves and Mineral Resources in compliance with the
South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code. The
SEC’s Industry Guide 7 does not recognize Mineral Resources. Accordingly, we do not include estimates of Mineral Resources in this Annual Report.
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

Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.

2011                                                             2010
Three-year average              Business Plan    Three-year average              Business Plan
Reserve gold price –$/oz 1,121 1,536 926 1,244
Reserve gold price –R/kg 276,753 328,155 236,752 306,081
Exchange rate –R/$
7.68                            6.65                            7.95                           7.65

In fiscal 2011, our attributable Ore Reserves increased by 5% from 6.0 million ounces at June 30, 2010, to 6.3 million ounces at June 30, 2011, primarily as a consequence of the higher gold price.

Based on the life of mine business plans, the life of mine for each of our operations at June 30, 2011, are set out in the table below. The decrease in the life of mine of Crown is due to the redistribution of the throughput of volumes between the
Crown and City plants from 400 tonnes and 200 tonnes per month, respectively, in fiscal 2010 to 300 tonnes and 300 tonnes, respectively, in fiscal 2011.
                                                                                          Underground                                                   Surface
Mine                                                                                   2011                          2010                           2011                           2010
Blyvoor ....................................................
20 years 20 years 1 years 3 years
Crown ....................................................... Not applicable Not applicable 11 years 14 years
Ergo.......................................................... Not applicable Not applicable 11 years 12 years

Our Ore Reserves as of June 30, 2011 and 2010 are set forth in the table below.

Ore Reserves: Imperial
At June 30, 2011
At June 30, 2010
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton) ('000 ozs)
(mill)
(oz/ton)
('000 ozs)
Blyvoor
1
Underground
.................................................
18.44
0.16
2,913           9.06
0.15
1,352
16.83
0.18
3,075
4.40
0.17
769
Surface
..........................................................
2.18
0.03
74
-
-
-
4.98
0.03
129
-
-
-
Total Blyvoor ..................................................
20.62                   0.14                       2,987
9.06                  0.15                    1,352           21.81               0.15
3,204                 4.40
0.17                       769
Crown
1 2
Surface
.............................................................
14.95
0.01
220         54.90                 0.01                       589
18.74                0.02
293
50.64                  0.01
565
Total Crown
....................................................
14.95                   0.01
220          54.90
0.01
589           18.74
0.02
293
50.64
0.01
565
Ergo
1
3
Surface
.............................................................
132.51
0.01
1,188
-
-
-          139.44
0.01
1,196
-
-
-
Total Ergo .......................................................
132.51                   0.01                       1,188                  -
-
-
139.44
0.01                    1,196
-
-
-
Total
Group
Underground
....................................................
18.44
0.16
2,913            9.06
0.15
1,352
16.83
0.18
3,075
4.40
0.17
769
Surface
.............................................................
149.64
0.01
1,482          54.90                 0.01                      589
163.16                0.01                   1,618
50.64                  0.01
565
Total
4
..................................................................
168.08                  0.03                       4,395
63.96                 0.03                    1,941
179.99
0.03                    4,693
55.04                  0.02                   1,334
1
Proven and Probable Ore reserves for fiscal 2011 and 2010 reflect our attributable 74% interest in Blyvoor, Crown and Ergo.
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
At June 30, 2011
At June 30, 2010
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tonnes              Grade
Gold
Content            Tonnes                Grade
Gold
Content          Tonnes                Grade
Gold
Content
Tonnes
Grade
Gold
Content
(mill)          (g/tonne)                   (tonnes)           (mill)              (g/tonne)       (tonnes)             (mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
Blyvoor
1
Underground
...............................................
16.73                  5.42                        90.61
8.22                   5.12                    42.06
15.27                6.26
95.63
3.99                    5.99
23.91
Surface..............................................................
1.98                  1.16
2.29                     -
-
-
4.52                 0.88                   4.00                     -
-
-
Total Blyvoor ................................................
18.71                  4.97                        92.90
8.22                    5.12                    42.06
19.79                 5.03
99.63
3.99                    5.99
23.91
Crown
1
2
Surface
.............................................................
13.57                  0.50
6.83
49.81                     0.37                    18.32
17.00                 0.54                    9.11
45.94                    0.38
17.56
Total Crown
....................................................
13.57                  0.50
6.83
49.81                     0.37                     18.32           17.00
0.54                    9.11           45.94                    0.38              17.56
Ergo
1
3
Underground
.....................................................
-                        -
-
-                         -                              -
-                        -                           -
-                         -                         -
Surface
.............................................................
120.21                   0.31                       36.96                      -
-
-
126.50                  0.29
37.19                      -
-
-
Total Ergo
........................................................
120.21                    0.31                      36.96                      -
-
-
126.50                  0.29
37.19                      -
-
-
Total
Group
Underground
...................................................
16.73                    5.42                       90.61
8.22                    5.12                    42.06
15.27                 6.26
95.63
3.99                    5.99
23.91
Surface..............................................................
135.76                    0.34                       46.08
49.81                     0.37                    18.32
148.02                  0.34
50.30
45.94                    0.38
17.56
Total
4
.................................................................
152.49                    0.90                     136.69
58.03                     1.04                    60.38
163.29                  0.89
145.93
49.93                    0.83
41.47
1
Proven and Probable Ore Reserves for fiscal 2011 and 2010 reflect our attributable 74% interest in Blyvoor, Crown and Ergo.
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

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to the fluctuation of the gold price. If we had used different gold prices than the three-year average prices at the time of reserve determination as of June 30, 2011,
2010 and 2009 respectively, we would have had significantly different reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different gold prices, our attributable Ore Reserves as of June 30, 2011,
2010 and 2009 would be as follows:
Year ended June 30, 2011
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram .......................................
276,753                             328,155                           295,340                            360,971
Dollar gold price per ounce ..........................................
1,121                                 1,536                                1,382                                  1,690
Attributable ore reserves (million ounces) ............... 6.3 7.3 6.7 7.8
Year ended June 30, 2010
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram .......................................
236,752                             306,081                            275,473                           336,689
Dollar gold price per ounce ..........................................
926                                 1,244                                 1,120                               1,368
Attributable ore reserves (million ounces) ............... 6.0 7.3 6.8 7.8
Year ended June 30, 2009
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram .......................................
199,331                             241,834                             217,651                         266,017
Dollar gold price per ounce ..........................................
778                                     885                                    796                                    973
Attributable ore reserves (million ounces) ............... 5.2 6.1 5.6 6.4
The approximate mining recovery factors for the 2011 ore reserves shown in the above table are as follows:
Underground                                                                                                             Surface
Mine
Dilution
(Sundries,
Shortfall and
Development)
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Blyvoor ...................
23.2                                            81.0                                            92.3   100.0                                          40.6
Crown .......................
    Not applicable      Not applicable      Not applicable   100.0 59.3
Ergo ..........................
    Not applicable      Not applicable      Not applicable   100.0 39.3
The approximate mining recovery factors for the 2010 ore reserves shown in the above table are as follows:
Underground                                                                                                             Surface
Mine
Dilution
(Sundries,
Shortfall and
Development)
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Blyvoor ...................
 23.8                                            81.9                                           93.2  100.0                                           44.4
Crown .......................
     Not applicable      Not applicable     Not applicable  100.0 64.0
Ergo ..........................
     Not applicable      Not applicable     Not applicable   100.0 43.0
The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2011 and 2010, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.
Mine
Proven
Reserves
Probable
Reserves
Blyvoor ....................................................................................................... 16 ft. by 24 ft. 20 ft. by 20 ft.
Crown .......................................................................................................... 328 ft. by 328 ft. 328 ft. by 328 ft.
Ergo ............................................................................................................. 328 ft. by 328 ft. Not applicable

The pay-limit grades based on the three year average dollar price for gold and costs used to determine reserves as of
June 30, 2011, are as follows:

Underground                                                                          Surface
Mine
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade
(R/t)
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Blyvoor ................................................................
7.94                               1,284.34 0.27 30.04
Crown ..................................................................
Not applicable Not applicable 0.52 84.86
Ergo .....................................................................
Not applicable Not applicable 0.24 25.60
The pay-limit grades and costs used to determine reserves as of June 30, 2010, are as follows:

Underground                                                                           Surface
Mine
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade
(R/t)
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Blyvoor ................................................................
9.26                              1,298.59 0.24 25.10
Crown ..................................................................
Not applicable Not applicable 0.32 55.00
Ergo .....................................................................
Not applicable Not applicable 0.19 23.14
We apply the pay-limit approach to the mineralized material database of our various shafts or business units in order to determine the tonnage and grade available for mining.

Governmental regulations and their effects on our business

South Africa

Common Law Mineral Rights and Statutory Mining Rights

Prior to the introduction of the Minerals and Petroleum Resources Development Act, or MPRD Act, in 2002, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute.
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

Old Order Rights - Mining Authorizations

Holders of mining authorizations issued under the previous regime were given an opportunity to apply for conversion thereof until May 1, 2009. No person or mining entity may prospect or mine for minerals without being granted a prospecting or mining authorization. Prior to granting a prospecting or mining authorization, two requirements had to be fulfilled. First, the mining entity must either be the registered holder of the mineral rights or have obtained the written consent of the registered holder of the mineral rights to mine the minerals concerned for its own account. Second, the Department of Mineral Resources, or the DMR, must be satisfied with the scale, manner and duration of the intended prospecting or mining operations and must approve an Environmental
Management Program, or EMP. A prospecting permit was issued for a limited period but could be renewed on application. A mining license was generally issued until such time that the minerals could no longer be mined in an economically viable manner. The rights enjoyed under these authorities will endure until they are converted within the period of time prescribed in the MPRD Act.
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

Mining royalties
Royalties from mining activities became payable to the state, as from March 1, 2010, under provisions contained in the
Mineral and Petroleum Resources Royalty Act, or the Royalty Act. The most significant feature of the Royalty Act is that the royalty is to be determined in accordance with a formula based system and no longer to be a predetermined specific rate for the different types of minerals. The royalty is deductible for normal income tax purposes.
The Royalty Act defines the tax base as gross sales excluding the transportation and handling costs of the final product.
The final product can be either the “refined” or “unrefined” mineral depending on the nature of the mineral in question. There has been general consensus that a formula derived mineral royalty rate regime is more equitable and provides the necessary relief for mines during times of difficulties, e.g. low commodity prices and mines that become marginal due to low grades. The formula-
based mineral royalty rate regime also ensures that the State shares in the benefits of higher commodity prices. The State thus shares in the downside risks, when mines become marginal, and in the upside benefits during times of high commodity prices.
Based on comments received the formulae were adjusted to take into account the capital intensive nature of certain mining operations, especially Gold mining and Oil and Gas. The formulae use earnings before income tax, or EBIT, with 100 percent capital expensing. Given that a distinction is drawn between refined and unrefined minerals, the mineral royalty percentage rates
(Y%) is based on the following formulae:

For refined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 12.5)) multiplied by 100]. This rate is capped at a maximum of 5.0%.

For unrefined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 9.0)) multiplied by 100]. This rate is capped at a maximum of 7.0%.

For the purpose of calculating the royalty percentage rates a negative EBIT will be set equal to zero.
The Broad Based Socio-Economic Empowerment Charter

In order to promote broader based participation in mining revenue, the MPRD Act provides for a Mining Charter to be developed by the Minister within six months of commencement of the MPRD Act, beginning May 1, 2004. The Mining Charter came into effect in August 2004 and its objectives include:
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
•     promotion of beneficiation.

The Mining Charter sets certain numerical and timeframe goals on equity participation by historically disadvantaged South
Africans of South African mining assets. It recommends that these are achieved by, among other methods, disposal of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its
South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years from
May 1, 2004. Compliance with these objectives is measured on the weighted average “scorecard” approach in accordance with a scorecard which was first published by the government.

We are unable to identify any permits, rights or investments which we may lose as a result of any non-compliance. The provisions of the Mining Charter apply to each mining company individually. As transactions, to comply with the Mining Charter, are to be at market value, we do not anticipate incurring any loss in continuing to fulfill our obligations provided that we are able to identify suitable partners that are able to obtain adequate funding.

We have achieved our commitment to ownership compliance with the MPRD Act through our existing black economic empowerment structure with Khumo Gold and the DRDSA Empowerment Trust. Our black economic empowerment partners,
Khumo Gold and the DRDSA Empowerment Trust, hold 20% and 6% respectively in each of our operating subsidiaries, Ergo
Mining Operations and Blyvoor. (See Item 4A.: “History and Development of the Company”).

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

Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal 2011, we contributed approximately R12.6 million under the COID Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

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

Financial Provision for Rehabilitation

We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High
Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2011, we held a total of R134.2 million (2010: R126.1 million) in trust, the balance held in each fund being R33.5 million (2010:
R31.9 million) for Blyvoor, R23.0 million (2010: R21.8 million) for Durban Deep, R56.5 million (2010: R52.3 million) for Crown,
R21.2 million (20109: R20.1 million) for ERPM. Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.

The financial provisions for West Wits and Durban Deep have been consolidated into a single rehabilitation trust. The West
Wits financial provision has been impaired as at June 30, 2010 and 2011, because it will be transferred along with the rehabilitation liability over the West Wits mining rights which have been disposed of.

We address shortfalls in the funds by accruing trust investment income for the benefit of the funds by replenishing it with the proceeds from the sale of redundant mining equipment at the end of the life of the mine and gold from mine cleanup. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the life of mine, the
MPRD Act assumes a fully compliant fund at any given time in the production life of a mine. The DMR appears to have taken a practical approach in dealing with this change, and has indicated that the traditional ring fencing of funds may, for investment purposes be relaxed, and that insurance instruments may also be received subject to the DMR’s consent, to make up the shortfall in available cash funds. The Company has subsequently made use of approved insurance products for a portion of its rehabilitation liabilities.

The aggregate group rehabilitation, reclamation and closure cost provision was R490.2 million at June 30, 2011, compared to R420.6 million at June 30, 2010. This has been included in the provision for environmental rehabilitation, restoration and closure in our financial statements as at June 30, 2011.
4C. ORGANIZATIONAL STRUCTURE

The following chart shows our principal subsidiaries and joint venture as of September 30, 2011. All of our subsidiaries are incorporated in South Africa. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries. In addition, DRDGOLD holds a 50% joint venture interest in Chizim Gold which is incorporated in Zimbabwe.

4D. PROPERTY, PLANT AND EQUIPMENT

DRDGOLD OPERATIONS
SEPTEMBER 30, 2011

Description of Significant Subsidiaries, Properties and Mining Operations

Witwatersrand Basin Geology

Blyvoor is predominantly an underground operating mine located within a geographical region known as the Witwatersrand
Basin, exploiting gold bearing reefs in addition to certain surface sources. Crown, ERPM and Ergo are also located within the
Witwatersrand Basin. Crown exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. ERPM, which halted its underground mining operation in October 2008, continues as a surface operation processing sand from the Cason Dump as part of the Crown operating segment. Ergo is a surface retreatment operation which is currently processing slime tailings from the Elsburg tailings facility, which were historically deposited by ERPM’s underground mining operation. Our underground operation is typical of the many gold mining operations in the area which together have produced approximately
1.5 billion ounces of gold over a period of more than 100 years.

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

Blyvoor

Overview

We own 74% of the Blyvooruitzicht Gold Mining Company Limited, which in turn owns 100% of the Doornfontein Gold
Mining Company Limited. The consolidated mining operation, referred to as Blyvoor, consists of the adjacent mines of
Blyvooruitzicht and Doornfontein which are located within the Far West Rand Goldfield on the northwestern edge of the
Witwatersrand Basin. Blyvoor was the first mine in the “West Wits” line. Together, these two operations have produced over
38 million ounces of gold since inception in 1937 of which over 2.4 million ounces were produced since Blyvoor had been acquired by the DRDGOLD group.

At June 30, 2011, Blyvoor had 4,779 employees, including contractors.

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
We are in the process of converting these old order mining rights to new order rights under the MPRD Act. The net book value of the mining assets at Blyvoor is R26.0 million at June 30, 2011 (2010: R510.9 million), with 4.3 million attributable ounces of Ore
Reserves.

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
On July 6, 2005, we signed a Memorandum of Understanding with Khumo Bathong Holding (Pty) Limited, or KBH, regarding the acquisition by Khumo Gold SPV (Pty) Limited, or Khumo Gold, of a 15% stake in our South African
Operations.
On October 27, 2005, our Board of Directors approved the transaction with Khumo Gold. The new structure resulted in
Khumo Gold acquiring a 15% interest in a newly created vehicle, Ergo Mining Operations, which owns ERPM, Crown and Blyvoor. We owned an 85% interest in Ergo Mining Operations.
2006
On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in
Ergo Mining Operations.
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
In May and June 2009, three seismic events in excess of 3.5 magnitude took place at No. 5 shaft. As these events affected the highest grade carbon leader mining area, production from these areas was expected to resume in the third quarter of the
2010 fiscal year and was back in full production since May 2010.
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
2011
In June 2011, DRDGOLD's Board of Directors decided to suspend financial assistance to Blyvoor.
The Blyvoor Board of Directors, in response to the DRDGOLD Board’s decision, resolved to begin business rescue proceedings for Blyvoor in terms of Chapter 6 of the South African Companies Act.

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

Metallurgical processing facilities at Blyvoor are comprised of a single metallurgical plant. The process route is based on a conventional flow sheet comprising multi-stage crushing, open circuit primary and closed circuit secondary milling with hydro cyclones, thickening and cyanide leaching in a Carbon-in-Pulp, or CIP, carousel arrangement. The gold is recovered through electro-
winning followed by smelting to doré. The circuit was recently modified by the closure of the filtration system and the commissioning of a modern carbon Kemix pumpcell plant. As at June 30, 2011, the overall plant utilization was 90%.
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
In fiscal 2008, electricity supply to the mine was interrupted by Eskom, as a result of which production suspended for a week due to safety concerns. The situation did improve during March 2008, the operation is however still on a six hour standby notice, in the event that power supply becomes unstable in the area. Eskom has requested all of its “Key Customers” to reduce power consumption by 10%, Blyvoor has managed to adhere to this request and has continued during fiscal 2009, 2010 and 2011 to save the maximum amount of energy possible.
In fiscal 2009, seventeen production days were lost because of Section 54 closures imposed by the Department of
Mineral Resources following fatalities suffered after seismic events occurring and a further six production shifts were lost at No. 5
Shaft following a lightning strike at the shaft’s electrical substation. In May and June 2009, three seismic events in excess of 3.5 magnitude took place at No. 5 shaft. As these events affected the highest grade carbon leader mining area, production from these areas was expected to resume in the third quarter of the 2010 fiscal year and was back to full production since May 2010.

During fiscal 2010, mining ramp-up continued towards the 2,500m
2
per month targeted at the WAP Project, and by fiscal
year-end had reached some 1,750 m
2
per month. On August 26, 2009, DRDGOLD announced that it had advised unions of its intention to right-size the Blyvoor operation. Blyvoor proceeded with a 60-day facilitated consultation process in terms of Section
189A of the South African Labor Relations Act to determine the future of affected employees. The consultation process was completed on October 26, 2009 and 330 employees were retrenched. Furthermore, on November 9, 2009, in a bid to save our
Blyvoor mine from liquidation, we applied to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009. In April
2010, after Blyvoor had returned to profitability, the High Court of South Africa agreed to lift the provisional judicial management order in place since November 10, 2009. See Item 4A.: “History and Development of the Company - Blyvoor”.
In fiscal 2011, efforts were directed mainly towards the opening and development of mining areas to ensure more flexibility. On June 23, 2011, DRDGOLD announced that it had suspended financial assistance to Blyvoor. The decision followed the promulgation of the new South African Companies Act which requires directors of parent companies to seek the consent of the parent company’s shareholders and then to consider the effects on the solvency and liquidity of the parent company as conditions precedent to the provision of financial assistance to subsidiaries. Blyvoor’s production had been trending down in the last quarter of fiscal 2011 as a result of a drop in grade, attributable to a substitute explosive used for the fourth quarter of fiscal 2011, due to major overhaul repairs at our regular explosive supplier’s manufacturing plant, public holiday interruptions and seismicity-related work stoppages, while costs had increased due mainly to higher electricity charges, and particularly power utility Eskom’s winter tariff, which added R11 million a month to overhead costs. The Board of Directors of Blyvoor had, in response to DRDGOLD’s decision, resolved to begin business rescue proceedings for Blyvoor in terms of Chapter 6 of the Companies Act. The business rescue process provided for in Chapter 6 replaces the judicial management process in the previous Act.

In fiscal 2010, Blyvoor accounted for 106,452 ounces, or 44% of our total production and in fiscal 2011 it accounted for
121,114 ounces, or 46% of our total production. Under the terms of business rescue proceedings, the applicant must select a business rescue practitioner, or practitioner, from a list of approved business rescue practitioners. The practitioner has a wide range of powers at his disposal to take such actions he deems necessary to rescue the business. The practitioner needs to implement a business rescue plan which requires the approval of affected parties within a specified period, or if he is of the opinion that the business cannot be rescued, he can apply to the court for liquidation of the company. The practitioner's powers could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation. The practitioner has been granted relief until November 1, 2011, to publish the business resuce plan and until December 2, 2011 for the business rescue process in terms of section 1323(3) of the Companies Act, 2008; further extensions may, however be granted.

The following capital expenditure was incurred at Blyvoor in fiscal 2011, 2010 and 2009:
Year ended June 30,
2011                 2010                2009
R’000               R’000              R’000
Raise boreholes ...................................................................................................... -                 3,356               6,067
WAP Project ......................................................................................................... -                 1,916 10,084
Slimes pump stations and residue deposition .......................................................... 3,080                 3,193              8,252
15/29 incline shaft equipping ................................................................................. 119                         - 1,013
Ice plant retrofit and upgrade ................................................................................. 1,649                 5,212 -
Washing plant upgrade ........................................................................................... - - 1,462
Symons crusher ...................................................................................................... -                 3,482 -
Mobile cooling units .............................................................................................. -                    340 1,700
Safety related equipment and expansion of seismic monitoring network ................ 28                    162 8,451
Compressed air columns ....................................................................................... -                        - 189
Opening up and development ................................................................................. 57,248               48,935            41,406
Mining and engineering equipment......................................................................... 25,277               10,317            16,509
Other .....................................................................................................................
8,282                 2,639              2,404
95,683                79,552            97,537

Exploration and Development

In November 2007 encouraging results had been obtained from a drilling program to define the uranium resource in
Blyvoor’s slimes dam material and a uranium and sulphur resource was declared. In fiscal 2009, Blyvoor began an exploration drilling program linked to opening up and development to evaluate the south-west down-dip extension of the Blyvoor ore body south of the Boulder Dyke. Exploration into the south-west block was delayed due to a fire which temporarily cut off services into this area. In fiscal 2011, we continued with exploration and cover drilling with reconnaissance visits made to the Carbon Leader areas at No 5 Shaft. Normal stope face sampling and geological mapping is ongoing.

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
Blyvoor is a member of the Mining Interest Group consisting of all mines operating in the Wonderfontein Spruit catchment area. This group was formed to coordinate efforts and studies in the Wonderfontein Spruit and to liaise with government departments to determine what action if any is required in cleaning the stream. The government has also established a specialist task team to determine what needs to be done. At this stage there is no clear solution. The Mining Interest Group is also represented on the various catchment forums where Non-Governmental Organizations, or NGO’s and other interested and affected parties are present. Blyvoor continues to meet with the Potchefstroom municipality on a monthly basis where the quality of
Blyvoor’s discharge water is assessed. Blyvoor remains in compliance with the Potchefstroom agreement.

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

Blyvoor has updated its EMP to meet the new requirements of the MPRD Act. The EMP has been submitted to the DMR for approval. Blyvoor is currently demolishing and rehabilitating redundant surface infrastructures. Blyvoor completed their uranium plant in fiscal 2011.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Blyvoor, in current monetary terms as at June 30, 2011, is R45.1 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs in our statement of financial position. A total of R33.5 million has been contributed to a Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves and Life of Mine
As at June 30, 2011 the attributable Proven and Probable Ore Reserves of Blyvoor were 4.3 million ounces. At
June 30, 2010, the attributable Proven and Probable Ore Reserves of Blyvoor were 4.0 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Blyvoor, Mr. Ryno Botha
(SACNASP) is the appointed Mineral Resource competent person.
As a result of the implementation of the WAP Project and the higher gold price, Blyvoor’s life-of-mine business plan remains at 20 years, as at June 30, 2011.

Current Production
Blyvoor produced a total of 121,114 ounces of gold in fiscal 2011, with 91,469 ounces from underground areas and
29,645 ounces from surface areas. This represented 46% of our total production from operations for fiscal 2011 of 265,179 ounces.
Underground gold production has increased from 77,226 ounces in fiscal 2010 to 91,469 ounces in fiscal 2011. Increased underground production reflects the impact of increased flexibility, through additional face length available, together with an increase in the grade recovered, however there was a 20% drop quarter on quarter in the grade recovered during the last quarter of fiscal 2011 as a result of the temporary use of an alternative explosive. Surface gold production increased from 29,226 ounces in fiscal 2010 to 29,645 ounces in fiscal 2011, reflecting the impact of additional gold recovered from surface clean-up operations, together with an increase in volumes from the current surface slimes reserves.

Cash costs of $1,290 per ounce in fiscal 2011 increased from $1,085 per ounce in fiscal 2010. The increase in cash costs per ounce of gold produced was primarily attributable to the 28.2% effective increase in electricity prices and the stronger R/$ exchange rate.

The following table details the operating and production results from Blyvoor for the past three fiscal years.
Year ended June 30,
2011                         2010                            2009
Production
Surface Operations
Ore mined ('000 tons) ..........................................................................
3,448                          3,272                         3,785
Recovered grade (oz/ton) ..................................................................... 0.009 0.009 0.011
Gold produced (ounces)........................................................................ 29,645 29,226 40,575
Underground Operations
Ore mined ('000 tons) .......................................................................... 807 698 664
Recovered grade (oz/ton) .....................................................................
0.113                           0.111                        0.134
Gold produced (ounces)........................................................................
91,469                        77,226                       88,898
Total ounces produced ..........................................................................
121,114                      106,452                     129,473
Results of Operations (R)
Revenue ('000).......................................................................................
1,185,860                      861,409                  1,018,527
Operating costs ('000) ............................................................................
1,115,820                      845,122                     839,781
Cash operating cost ('000)
1
.....................................................................
1,091,941                      878,888                     830,336
Cash cost per ounce of gold ($)
¹
.............................................................
1,290                          1,085
709
Total cost per ounce of gold ($)¹ ............................................................
1,988                          1,086
739

Crown

Overview

We own 74% of Ergo Mining Operations, which in turn owns 100% of Crown. Crown has a surface retreatment operation consisting of the Crown Central, City Deep and Knights business units, collectively referred to as Crown. ERPM’s Cason Dump surface re-treatment operation is expected to continue to operate until 2014 under the management of Crown based on the current rate of retreatment of approximately 186,000 tpm. Crown undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central Johannesburg.

At June 30, 2011, Crown had 1,304 employees, including contractors.

Property
Crown is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations. It has mining rights to 5,787 acres (2,342 hectares) and has the right to occupy 1,490 acres (603 hectares) of freehold property. Crown is in the process of converting these old order rights to new order rights under the MPRD Act. At Crown, the Lycaste dump prospecting right has been approved, the Top Star dump, City Deep, Crown Mines, Consolidated Main Reef and Knights mining rights have been approved. An application has been submitted to the DMR for the Crown mining rights to be consolidated.

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

As of June 30, 2011, the net book value of Crown’s mining assets was R311.9 million (excluding ERPM’s Cason mining assets which amounts to R18.3 million) with 0.8 million attributable ounces of Ore Reserves.

1
Cash operating costs, cash cost per ounce and total cost per ounce of gold are financial measures of performance that we use to determine cash
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
On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in
Khumo Gold acquiring a 15% interest in a newly created vehicle, Ergo Mining Operations, which includes 100% of
ERPM, Crown and Blyvoor. We owned an 85% interest in Ergo Mining Operations.
2006
On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in
Ergo Mining Operations.
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
2010
The surface circuit of ERPM was incorporated into Crown for reporting purposes. Crown’s operating and financial results for fiscal 2009 and fiscal 2008 were restated for comparative reporting purposes.
Board approval was obtained to construct a pipeline to the Ergo tailings deposition site to enable Crown to restore its deposition capacity to 600 000tpm. Restored deposition capacity provides the operation with the opportunity to bring to account potential new ore reserves.
2011
Construction of the pipeline to the Ergo tailings deposition site continued and 88% of the steel pipes and 60% of the
HDPE lining of the pipeline were completed. The pipeline is scheduled for completion in December 2011.
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

             Crown operates three plants with slight variations in design in each plant, with a processing capacity of approximately 1 million tpm, yielding approximately 0.01 oz/t (0.4 g/t). The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and Carbon-in-Leach, or CIL, technology to extract the gold. As at June 30, 2010, the overall plant utilization was 83% as a result of the planned reduction in tonnage throughput and as at June 30, 2011 68%.
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

During fiscal 2011, capital expenditure was mainly directed towards the Crown/Ergo pipeline project. This 50 kilometer pipeline will link the Crown Mines and City Deep plants to Ergo's Brakpan tailings facility.
The following capital expenditure was incurred at Crown in fiscal 2011, 2010 and 2009:
Year ended June 30,
  2011                   2010                  2009
R’000                R’000                 R’000
Crown/Ergo Pipeline Project ............................................................. 119,731 29,564 -
Top Star Dump ................................................................................. - - 14,369
Residue pipelines .............................................................................. - - 5,460
CMR dump ....................................................................................... 2,069 - -
4A11 dump ....................................................................................... 10,232 - -
Vehicles and equipment .................................................................... 439 1,414 272
Tailings management ........................................................................ 15,567 13,823 21,910
Other ................................................................................................ 154 1,148 1,104
148,192                45,949                43,115

Exploration and Development
Exploration and development activity at Crown involves the drilling of existing surface dumps and evaluating the potential gold bearing surface material owned by third parties that could be processed on a full treatment basis or purchased outright by Crown.
Additional exploration drilling previously planned for the current fiscal year to define the uranium and sulphur potential of all Crown’s current deposition sites, has been put on hold. A feasibility study regarding the deposition of the Crown tailings on the
Brakpan tailings complex was completed in fiscal 2010 and R43 million was approved for the extension of the Brakpan tailings complex to accommodate the Crown tailings. The estimated completion date is December 2011.

Environmental and Closure Aspects

Crown operates at sites located in close proximity to significant municipal infrastructure, commercial and residential development. The major environmental risks are associated with dust from various recovery sites, and effective management of relocated process material on certain tailings dams. The impact of windblown dust on the surrounding environment and community is addressed through a scientific monitoring and evaluation process, with active input from the University of Witwatersrand and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and applied specifically to each dust sample recovery monitoring site and integrated into Crown’s internal environmental assessment process. Although Crown completed a project for thickening re-processed tailings, there also remains a risk of localized sloughing which can result in that section of the tailings dam required to be closed temporarily, with repair work being done to the dam wall. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in Crown’s metallurgical plant. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Crown has an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to that capacity of return water dams

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

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for
Crown, in current monetary terms as at June 30, 2011, is approximately R206.5 million. A total of R56.5 million has been contributed to the Crown Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves and Life of Mine

As at June 30, 2011, our 74% share of the Proven and Probable Ore Reserves of Crown was 0.8 million ounces. In fiscal
2010, our 74% share of Proven and Probable Ore Reserves of Crown was 0.9 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Crown, Mr. Vivian Labuschage is the appointed Mineral Resource competent person. The current life of mine business plan is estimated to be eleven years. The decrease in the life of mine of Crown is due to the redistribution of the throughput of volumes between the Crown and City plants from 400 tonnes and 200 tonnes per month, respectively, in fiscal 2010 to 300 tonnes and 300 tonnes, respectively, in fiscal 2011.

Current Production

Gold production for Crown was 95,713 ounces in fiscal 2011 compared to gold production of 99,410 ounces in fiscal 2010.
The decrease in gold production in fiscal 2011 was mainly as a result of a 2% decline in the average grade from 0.43g/t to 0.42g/t.

In fiscal 2011, cash costs increased to $1,005 per ounce of gold from $814 per ounce of gold in fiscal 2010, reflecting lower gold production, the effect of electricity price increases and the stronger R/$ exchange rate and to a lesser extend lower average grade recovered.

The following table details our attributable share of the production results from Crown for the past three fiscal years:
Year ended June 30,
2011                  2010                   2009
Production
Surface operations
Ore mined ('000 tons) .............................................................................. 7,848 7,850 8,826
Recovered grade (oz/ton) ......................................................................... 0.012 0.013 0.011
Gold produced (ounces) ........................................................................... 95,713 99,410 95,616
Results of Operations (R)
Revenues (‘000) ....................................................................................... 910,867 834,788 733,990
Operating costs (‘000) .............................................................................. 662,306 624,766 520,285
Cash operating cost (‘000)
1
........................................................................ 671,770              615,726             525,516
Cash cost per ounce of gold ($)¹ ................................................................. 1,005 814 607
Total cost per ounce of gold ($)¹ ................................................................ 1,082 895 860

1
Cash operating cost, cash cost per ounce and total cost per ounce of gold are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

Ergo (comprising of the Ergo JV and ErgoGold)

Overview

Ergo currently consists of one operating CIL circuit at the Brakpan plant, the Brakpan/Withok deposition complex purchased from AngloGold Ashanti and the Elsburg tailings complex, comprising approximately 180 Mt of tailings. Since 1987,
AngloGold Ashanti treated surface material at the Ergo JV until the operation was closed in 2005.

Ergo Mining Operations, through its subsidiaries, initially owned 50% of the Ergo JV and ErgoGold. On
September 29, 2008, Ergo Mining Operations acquired a further 15% interest in ErgoGold from Mintails SA, thereby increasing its holding to 65% through its subsidiary, ERPM. On December 8, 2008, DRDGOLD acquired the remaining 35% of ErgoGold for a purchase consideration of R177.0 million. The transaction was completed on March 31, 2009.
On January 21, 2010, Ergo Mining Operations acquired the remaining 50% of the Ergo JV from Mintails for a purchase consideration of R82.1 million. The transaction was completed on April 15, 2010 and recorded in the financial statements effective May 1, 2010. Ergo currently operates for its own account, under the AngloGold Ashanti old order mining rights, until new order mining rights have been obtained. These assets comprise servitudes, or access agreements, infrastructure, piping, equipment and old order mining rights.

At June 30, 2011, Ergo had 656 employees, including contractors.

Property
Ergo's operations are located approximately 43 miles (70 kilometers) east of the Johannesburg’s central business district in the province of Gauteng. Access to the Brakpan plant is via the Ergo Road on the N17 Johannesburg-Springs motorway.

The acquisition of the Brakpan/Withok deposition site provides Ergo with extensive additional deposition capacity commensurate with the substantial increases in tailings material and processing capacity.

The refurbishment of the first CIL circuit at the Brakpan plant now has the capacity to treat an estimated 15Mt of tailings a year. Phase 2 envisages, firstly, the expansion of the gold plant by refurbishing the second CIL circuit and, secondly, developing uranium and acid plants. The pre-feasibility study for developing uranium and acid plants has been placed temporarily on hold because of the current economic environment and the current low prices of these commodities.

As of June 30, 2011, the net book value of Ergo’s mining assets was R1,125.2 million.

History
2007
Ergo was founded as a Ergo Mining Operations and Mintails SA joint venture.
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
2011
Construction of the Crown/Ergo pipeline continues and 70% of the second CIL circuit of the Ergo plant has been refurbished as part of the Crown/Ergo pipeline project.

Mining and Processing
Ergo undertakes the re-treatment of surface sources deposited as tailings from non-operational mining sites east of
Johannesburg.
Material processed by Ergo is sourced from secondary surface sources, namely slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period of time the material was deposited. Archive material is a secondary source of gold bearing material; however, no archive material was treated up until September 30, 2011. The metallurgical plant has a current installed capacity to treat approximately
15.0 million tonne of material per year.
The feed stock is made up of slime and is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones and CIL technology to extract the gold. As at
June 30, 2011, the overall plant utilization was 92%.

Electricity to Ergo is supplied from various Eskom supply points for the reclamation units and the tailings storage facilities. The plant is supplied from the national power grid via a secured source from the Ekurhuleni Council of 11,000 volts.
Plant sub stations are stepped down to 6,600 volts before being further reduced to 525 volts for the motor control purposes.
The following capital expenditure was incurred at Ergo in fiscal 2011, 2010 and 2009:
Year ended June 30,
2011                  2010                  2009
R’000                R’000                R’000
Purchase of Anglogold Ashanti assets .............................................................
-                       33
2,577
Refurbishment of the Ergo plant .....................................................................
29,379                  8,167
10,427
Reclamation stations, pipeline and pumps .......................................................
-                38,432
126,129
Reinstatement of the Brakpan tailings facility ................................................
-                     197
5,584
Extension of the Brakpan tailings facility........................................................
27,705                19,709               13,884
Vehicles and equipment .................................................................................
50                     221
1,355
IT Infrastructure .............................................................................................
-                       41
388
Uranium and acid pre-feasibility study ...........................................................
-                         -
1,636
Ekurhuleni Business Development Academy (EBDA) training facility ............
-                     397                    835
Other .............................................................................................................
7                  1,387
11,339
57,141                68,584
174,154

Exploration and Development

Exploration and development activity at Ergo involves the drilling of existing surface dumps and evaluating the potential gold bearing surface material owned by third parties that could be processed on a full treatment basis or purchased outright by Ergo.
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
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for
Ergo, in current monetary terms as at June 30, 2011, is approximately R161.7 million.

Ore Reserves and Life of Mine

Ergo processes the Proven and Probable ore reserves at the Elsburg and Benoni tailings complexes. As at June 30, 2011, our
74% share of the Proven and Probable Ore Reserves of Ergo was 1.2 million ounces. In fiscal 2010, our 74% share of Proven and
Probable Ore Reserves of Ergo was 1.2 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Mr. Vivian Labuschage is the appointed Mineral Resource competent person. The current life-of-mine business plan is estimated to be eleven years.

Current Production
In fiscal 2011, production increased to 48,352 ounces from 35,332 ounces in fiscal 2010 as a result of the continued build up of slimes recovery reflected by an 11% rise in throughput from 11,867,000 tonnes to 13,206,000 tonnes and a 22% rise in average grade from 0.09g/t to 0.11g/t.

Cash costs in fiscal 2011 decreased to $915 per ounce from $945 per ounce in fiscal 2010, due mainly to the marked increase in production.

The following table details our attributable share of the production results from Ergo for the past fiscal year:
2011                  2010                   2009
Production
Surface operations
Ore mined ('000 tons) ............................................................................
14,557                 13,081                2,296
Recovered grade (oz/ton) ......................................................................
0.003                   0.003                0.002
Gold produced (ounces) .........................................................................
48,352                 35,332                3,666
Results of Operations (R)
Revenue (‘000) .......................................................................................
468,592                294,325             24,178
Operating costs (‘000) ............................................................................
310,173                248,977             55,210
Cash operating cost (‘000)
1
.....................................................................
308,976                254,192             66,442
Cash cost per ounce of gold ($)¹ ...............................................................
915                       945
2,003
Total cost per ounce of gold ($)¹ ..............................................................
1,255                     1,330              2,873

ERPM
Overview

We own 74% of ERPM, which is consolidated as a subsidiary, through our 74% holding in Ergo Mining Operations. ERPM consists of an underground section and the Cason Dump surface retreatment operation. Underground mining at ERPM was halted in
October 2008 and is included in ‘Corporate head-office and all other expenses’ in the financial statements for segmental reporting purposes. The Cason Dump surface retreatment operation will continue to operate until 2015 under the management of Crown based on the current rate of production of approximately 186,000tpm and has been included under Crown in the financial statements for segmental reporting purposes.

At June 30, 2011, ERPM had 110 employees, including contractors.
Property
ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg. Access is via Jet Park Road on the N12 Boksburg-
Benoni highway. Historically underground mining and recovery operations comprised relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, is conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities. Until underground mining was halted in October 2008, the mine exploited the conglomeratic South Reef,
Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area. ERPM operates under mining license ML5/1997 in respect of statutory mining and mineral rights.
At June 30, 2011, the net book value of ERPM’s mining assets was R18.3 million.

1
Cash operating cost, cash cost per ounce and total cost per ounce of gold are financial measures of performance that we use to determine cash
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
2005
Central Shaft placed on care and maintenance. On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African operations. On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a
15% interest in a newly created vehicle, Ergo Mining Operations, which includes 100% of ERPM, Crown and Blyvoor.
We owned an 85% interest in Ergo Mining Operations.
2006
On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in
Ergo Mining Operations.
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
On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of
ERPM, and to proceed with a consultation process in terms of Section 189A of the Labor Relations Act to determine the future of the mine’s 1,700 employees.
2009
In January 2009, consultations in terms of Section 189A of the Labor Relations Act regarding the future of employees affected by the placing on care and maintenance of the underground operations were concluded and 1,335 employees were retrenched. In August 2009 the care and maintenance of the underground operations was discontinued.
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

On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of
ERPM, and to proceed with a consultation process in terms of Section 189A of the Labor Relations Act to determine the future of the mine’s 1,700 employees. In January 2009, the consultations were concluded and 1,335 employees were retrenched. On August
20, 2009, care and maintenance of the underground operations was stopped.

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

Exploration and Development
The necessity to extend the FEV decline from 75 to 78 levels to replace face length was stopped due to the cessation of drilling and blasting operations in October 2008. The pre-feasibility study, conducted by an external mining consulting company, to investigate the possibility of exploiting these reserves by means of a trackless decline system, and significantly increasing the life of the underground operations, was also stopped.

ERPM has a prospecting right covering an area of 1,252ha (3,094 acres) of the adjacent Sallies mine, referred to as ERPM
Extension 1. The regional geology of the area indicates that there will be a strike change due to faulting associated with an East-West trending sinistral tear fault. In order to confirm the anticipated change in the geological structure and hence payshoot orientation, it is envisaged that prospecting will take place through development situated 50m in the footwall. Owing to high induced stress experienced at depth, there will be concurrent over-stoping (that is stoping taking place concurrently with development) on the reef plane for safety reasons.
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

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for ERPM, in current monetary terms as at June 30, 2011, is R57.8 million. A total of R21.2 million has been contributed to the
ERPM Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves and Life of Mine

As at June 30, 2011, our 74% share of Proven and Probable Ore Reserves of ERPM are included under Crown and Ergo.
The total surface Ore Reserves comprise of 0.1 million ounces from the Cason Dump and 1.2 million ounces from the Elsburg and
Benoni tailings complexes, which will be processed over the next three and eleven years, respectively. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM, Mr. Ryno Botha
(SACNASP) is the appointed Mineral Resource competent person.

Current Production
ERPM underground section produced no gold during fiscal 2011 and 2010. Production from the surface retreatment section
Cason Dump is now reported under Crown.
The following table details our attributable share of the production results from ERPM for the past three fiscal years:
Year ended June 30,
2011           2010           2009
Production
Underground Operations
Ore mined ('000 tons) ................................................................................................. - - 202
Recovered grade (oz/ton) .......................................................................................... -                   - 0.094
Gold produced (ounces) .............................................................................................. -                   - 18,935
Results of Underground Operations (R)
Revenues ('000)............................................................................................................ -                   - 134,043
Cash operating cost ('000)¹ ........................................................................................... -                   - 212,712
Cash cost per ounce of gold ($)
1
.................................................................................... -                   - 1,242
Total cost per ounce of gold ($)¹ ................................................................................... -                   - 1,646

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

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-
emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. A trial date was allocated by the High Court of South Africa for April 25, 2008, but the case was postponed. A new date has not yet been set. Dino Properties (Pty) Ltd (previously called M5) has instituted action against the
Company seeking to enforce an agreement of sale of the DRD Village entered into on July 21, 2005 alternatively payment of
R195 million which is alleged to represent the market value of the property. The Company is defending this action; however, the parties have suspended the pleadings with the possibility of pursuing a settlement of the case. See “Legal Proceedings- Legal proceedings relating to an agreement to sell Durban Deep’s mine village”.

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

1
Cash operating cost, cash cost per ounce and total cost per ounce of gold are financial measures of performance that we use to determine cash
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
The legal transfer of the liability would be dependent on the DMR's assessment of Mintails' financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is affected.
In fiscal 2011, the environmental rehabilitation liabilities reduced from R19.5 million in fiscal 2010 to R19.0 million in fiscal 2011.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for Durban Deep, in current monetary terms as at June 30, 2011, is R19.0 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the statement of financial position. A total of R23.0 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

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

West Wits mined the Livingston Reef package, locally known as the East Reef. It comprises a 100-foot thick package of conglomerates and quartzites dipping at an average of 18 degrees. The combined West Wits produced more than 1.0 million ounces of gold since the mine’s inception, before the cessation of underground and open-pit operations at the end of August 2000.
Subsequent to the cessation of mining operations, the metallurgical plant at West Wits was taken over by Crown for the processing of sand dumps only.

Environmental and Closure Aspects

Responsibility for the mine, including the environmental rehabilitation liability, has been taken over contractually by
Mintails although the legal transfer thereof would be dependent on the DMR's assessment of Mintails' financial capability.
DRDGOLD therefore still has a contingent liability until such legal transfer is affected. Management of the West Rand Consolidated
Mines' tailings dams have been taken over by Mintails which plans to reprocess them. An EMP for the balance of the area has been submitted to the DMR as part of the conversion process of ML9/2000. The execution of the conversion is imminent.

In terms of Acid Mine Drainage (AMD) from the Western Basin, a proposal has been submitted to the regulators for an interim solution whereby the Western Basin water is pumped into the Central Basin. Water from the Central Basin is then pumped from 400m below surface and partly treated in the ERPM High Density Separation (HDS) plant before being released. The proposal is based on a Public Private Partnership and will prevent untreated water from polluting the environment until the final sustainable solution is put in place. In terms of this proposal, DRDGOLD will contribute approximately R13.4 million towards the R218 million capital required. Final approval is awaited. The DMR and affected mining companies are involved in the development of a ‘Regional
Mine Closure Strategy’ in the gold fields’ area. The government has appointed Trans-Calendon Tunnel Authority to propose solutions for the various basins. They have also provided funding for the interim solution in the Western and Central Basins. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

In fiscal 2010, the Company transferred the environmental rehabilitation liabilities in respect of mining rights over the West
Wits mining license area which was disposed of. A total of R19.9 million previously contributed to the Environmental Trust Fund has been impaired as a result of the transfer of the liability.
Legal Proceedings

Litigation regarding environmental issues

On August 2, 2006 and September 4, 2006, two applications were brought against DRDGOLD and its directors for relief under the MPRD Act by the Legal Resources Centre on behalf of the residents of two communities, Davidsonville and Kagiso, who reside adjacent to tailings deposition sites of the now dormant Durban Roodepoort Deep mine and the West Witwatersrand mine, respectively. While no financial compensation is sought, the communities are seeking orders for the revision of the environmental management programmes of both sites, and for the sites to be rehabilitated and closed in accordance with the standards of the MPRD
Act. DRDGOLD has filed its Appearance to Defend and Answering Affidavits in respect of both matters in the High Court of South
Africa. The responsibility rests with the respondent's attorneys to either apply to the High Court for a date of hearing or file replying affidavits.
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

This case has been settled.
Lawsuit by French shareholders
In August 2008, the Company received by post a summons issued in the Tribunal De Grande Instance District Court of Paris
by the Association for the Defense of the Shareholders of East Rand (the association) against Ergo Mining Operations.
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

On the basis of these allegations, the association is claiming a payment of 5 million euros for damages, 10,000 euros for costs and costs of suit. Ergo Mining Operations has raised the point that the French Courts lack jurisdiction to hear the matter and also filed its defenses on the merits of the case. On May 24, 2011 the Court refused the association’s application for postponement and the case was struck off the roll.
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
Dino Properties (Pty) Limited (previously M5) has instituted action against us seeking to enforce an agreement of sale of
Durban Deep’s mine Village entered into on July 21, 2005, or alternatively payment of R195 million which is alleged to represent the market value of the property. DRDGOLD is defending this action, however, the parties have suspended the pleadings with the possibility of pursuing a settlement of the case
.

Claim for alleged damages at Blyvoor

Duffuel (Pty) Ltd and Paul Frederick Potgieter are suing DRDGOLD, Ergo Mining Operations, Blyvoor and the latter's directors for alleged pollution of peat reserves which they claim to sell to the mushroom industry. Since the 20-F for fiscal 2010 the plaintiffs amended the amounts claimed against DRDGOLD, Ergo Mining Operations, Blyvoor and the latter's directors as follows:
•     R41,051,000 for loss of peat reserves;
•     R23,657,910 for removal and transportation of the polluted peat;
•     R2,025,000 for required permits and authorizations;
•     R1,650,000 for installation of pipelines; and
•     R192,000 for importation of clean water for domestic use.

The defendants are defending this action and have also raised an exception on the basis that the claim is vague and embarrassing, and does not disclose a cause of action.

Business rescue proceedings for Blyvoor operations
             On June 23, 2011, DRDGOLD announced that its Board of Directors has decided to suspend financial assistance to
DRDGOLD’s 74%-owned subsidiary, Blyvoor. The decision follows the promulgation of the new Companies Act of South Africa which came into effect May 1, 2011, which requires directors of parent companies to seek the consent of the parent company shareholders and then to consider the effects on the solvency and liquidity of the parent company as conditions precedent to the provision of financial assistance to subsidiaries. In fiscal 2010, Blyvoor accounted for 106,452 ounces of gold, or 44% of our total production and in fiscal 2011 it accounted for 121,114 ounces or 46% of our total production.

Under the terms of business rescue procedures, the applicant may select a business rescue practitioner from a list of approved business rescue practitioners who will have a wide range of powers at his disposal to take such actions he deems necessary to save the business. The business rescue practitioner needs to implement a business rescue plan which requires the approval of affected parties involved within a specified period or, if such approval is not obtained or if he is of the opinion that the business cannot be saved, apply to the court for liquidation of the company. The business practitioner’s powers could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation. The business rescue practitioner has been granted an extension until November 1, 2011, for submission of the business rescue plan and until December 2, 2011 for the business rescue process in terms of section 132(3) of the Companies Act, 2008; further extension may, however, be granted.
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
•      Research and development, patents and licenses, etc.
•      Outlook and trend information, a review of the outlook for, and trends affecting our business.
•      Off-balance sheet arrangements.
•     Tabular disclosure of contractual obligations, being the numerical review of our contractual future cash obligations.
•      Safe harbor.

5A. OPERATING RESULTS

Business overview
We are a South African gold mining company engaged in underground and surface gold mining, including exploration, extraction, processing and smelting. We have operations comprising underground mining and surface tailings retreatment, including the requisite infrastructure and metallurgical processing plants. Our operations are currently located in South Africa. As from June 30, 2010, DRDGOLD's foreign subsidiaries, which were the holding companies for its previously disposed Australasian operations, have been placed into voluntary liquidation. In fiscal 2010, the Group has broadened its activities to include initial exploration activities on a small scale in Zimbabwe.

During the fiscal years presented in this Annual Report all our operations take place in one geographic region, namely
South Africa (“South African Operations”), based on revenue generated from the location of our subsidiaries, as follows:
•     Blyvooruitzicht Gold Mining Company Limited (Blyvoor) – underground mining and surface tailings retreatment;
•     ErgoGold (unincorporated entity) and Ergo Mining (Pty) Limited (Ergo JV), collectively referred to as Ergo – surface tailings retreatment;
•     Crown Gold Recoveries (Pty) Limited (Crown) – surface tailings retreatment; and
•     East Rand Proprietary Mines Limited (ERPM) – surface tailings retreatment (reported under Crown) and ERPM
      Extension 1 and 2 exploration tenements. ERPM’s underground mining operation has been discontinued and are included under ‘Corporate head-office and all other expenses’ in our financial statements’ operating segments.

In fiscal 2011, the South African Operations accounted for 100% of our total production and loss for the year of
R415.4 million (fiscal 2010: R203.4 million profit for the year and fiscal 2009: R110.7 million profit for the year).

Exploration activities are undertaken mainly in South Africa. In fiscal 2010, we also commenced small scale exploration activities in Zimbabwe.

From 1895 to 1997, our principal mining operation was the Durban Deep mine. Up to 1999, our general growth strategy was to acquire existing under-performing mines in South Africa at relatively low acquisition costs, and turn them into profitable business units by introducing low-cost mining methods and reducing costs through employing our experience in managing marginal gold mines to more efficiently utilize existing infrastructures. From 1999 to 2006 our focus was to expand our operations outside of South Africa by acquiring lower cash cost and higher margin mines than those in South Africa, through the acquisition of Tolukuma, our former 20% interest in Porgera and 79% interest in Emperor (Vatukoula), which together constituted our
Australasian Operations. With the exit from our Australasian Operations in 2008, our strategy has since changed to refocus on our operations in South Africa and in particular on the expansion of our surface tailings retreatment operations. A large portion of the proceeds we received from the disposal of our Australasian operations have been utilized during fiscal 2009, 2010 and 2011 to expand our retreatment of surface tailings to recover gold.

Our new strategy is to enhance shareholders’ value by reducing risk, controlling costs, managing margins and taking a disciplined approach to growth. In the short- to medium-term the focus will be on optimizing surface circuits, growing geological expertise to enhance exploration capacity and phasing out underground operations, in a manner that maximizes shareholder value.
In fiscal 2011, revenue was 29% higher than in fiscal 2010 as a result of the higher rand gold price which increased by
17% and an increase in production of 10%. In fiscal 2010, revenue was slightly higher than in fiscal 2009. The effect of the higher gold price was offset by lower gold production, in particular from underground operations due to the lower grades recovered as a result of the seismic activity at Blyvoor’s underground operation at the end of fiscal 2009. In fiscal 2009 revenue was slightly higher than in fiscal 2008. The effect of the higher gold price was offset by lower gold production, in particular from underground operations due to the closure of ERPM’s underground operation. We had R259.1 million in cash and cash equivalents as at
June 30, 2011 compared to R188.2 million in cash and cash equivalents as at June 30, 2010. The increase in cash and cash equivalents was mainly attributable to increased cash inflows from operating activities.

As at June 30, 2011, we had attributable Ore Reserves of approximately 6.3 million ounces, compared to 6.0 million ounces as at June 30, 2010 and 5.2 million ounces as at June 30, 2009. The increase was mainly attributable to the higher gold price.

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

Gold price
Our revenues are derived primarily from the sale of gold produced at our mines. As a result, our operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold is often subject to rapid short-term changes because of speculative activities. The demand for and supply of gold may affect gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices.
The following table indicates the movement in the dollar gold spot price for the 2011, 2010 and 2009 fiscal years:
2011 fiscal year
2010 fiscal year
% change
Opening gold spot price on July 1, .................................. $1,244 per ounce $935 per ounce 33%
Closing gold spot price on June 30, ................................ $1,506 per ounce $1,244 per ounce 21%
Lowest gold spot price during the fiscal year .................. $1,157 per ounce $909 per ounce 27%
Highest gold spot price during the fiscal year .................. $1,553 per ounce $1,261 per ounce 23%
Average gold spot price for the fiscal year ...................... $1,369 per ounce $1,089 per ounce 26%
2010 fiscal year
2009 fiscal year
% change
Opening gold spot price on July 1, .................................. $935 per ounce $930 per ounce 1%
Closing gold spot price on June 30, ................................ $1,244 per ounce $935 per ounce 33%
Lowest gold spot price during the fiscal year .................. $909 per ounce $713 per ounce 27%
Highest gold spot price during the fiscal year .................. $1,261 per ounce $989 per ounce 28%
Average gold spot price for the fiscal year ...................... $1,089 per ounce $873 per ounce 25%
2009 fiscal year
2008 fiscal year
% change
Opening gold spot price on July 1, .................................. $930 per ounce $651 per ounce 43%
Closing gold spot price on June 30, ................................ $935 per ounce $930 per ounce 1%
Lowest gold spot price during the fiscal year .................. $713 per ounce $648 per ounce 10%
Highest gold spot price during the fiscal year .................. $989 per ounce $1,011 per ounce -2%
Average gold spot price for the fiscal year ...................... $873 per ounce $821 per ounce 6%
A significant upward trend in the dollar gold price has been noted over the past six fiscal years. Our production has been sourced from our South African Operations and, until fiscal 2008, our Australasian Operations as well. As a result, the impact of movements in relevant exchange rates during those six fiscal years, has been significant on our operating results. The average gold price in rand (based on average spot prices for the year) increased from R7,899 per ounce in fiscal 2009 (a 32% increase from fiscal 2008), to R8,289 per ounce in fiscal 2010 (a 5% increase from fiscal 2009) and R9,565 per ounce in 2011 (a 15% increase from fiscal 2010).
Based on our forecast gold price of R350,649 per kilogram for fiscal 2012, a 10% increase in the rand gold price received will increase our forecast profit for the year by R272.2 million and a 10% decrease in the rand gold price received will decrease our profit for the year by R265.1 million.

Gold production and operating costs
Gold production from our operations totaled 265,179 ounces during fiscal 2011, compared to 241,194 ounces in fiscal
2010, and 247,690 ounces in fiscal 2009. The benefits enjoyed in fiscal 2011 by the 15% increase (fiscal 2010: 5% increase) in the average rand gold price received were partially offset by an increase in average operating costs of 8% (fiscal 2010: 9%). Average operating costs were reasonably well contained due to higher production and an increased contribution from our lower cost surface retreatment operations.

Our costs and expenses consist primarily of operating costs and depreciation. Operating costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of gold. ‘Consumables and other’ and 'labor' are the largest components of operating costs, each constituting 35% of operating costs for fiscal 2011. For fiscal 2011, 35%, fiscal 2010
32% and fiscal 2009 44% of our mining operations, based on kilograms of gold produced, involved deep level underground mining which is more labor intensive.

In fiscal 2011, production increased to 265,179 ounces (produced from 24.2 million tonnes milled at an average yield of
0.34g/t) from 241,194 ounces in fiscal 2010 (produced from 22.6 million tonnes milled at an average yield of 0.33g/t). Production decreased from 247,690 ounces (produced from 14.5 million tonnes milled at an average yield of 0.53g/t) in fiscal 2009 to
241,194 ounces in fiscal 2010 (produced from 22.6 million tonnes milled at an average yield of 0.33g/t). The reasons for the movements in production are explained in more detail below.
Blyvoor produced 121,114 ounces (from 3.9 million tonnes milled at an average yield of 0.98g/t) in fiscal 2011, in comparison with 106,452 ounces (from 3.6 million tonnes milled at an average yield of 0.92g/t) in fiscal 2010 and 129,473 ounces
(from 4.0 million tonnes milled at an average yield of 1.00g/t) in fiscal 2009. The increase in production at Blyvoor in fiscal 2011 compared to fiscal 2010, reflected continued recovery of the underground operations from the effects of substantial seismic damage in the high-grade areas of No. 5 Shaft and a protracted, wage related strike in fiscal 2010. However, Blyvoor’s production had been trending down in the last quarter of fiscal 2011 due to public holiday interruptions and seismicity-related work stoppages, while costs had increased due mainly to higher electricity charges, and particularly power utility Eskom’s winter tariff which added R11 million a month to overhead costs and as a result of a 20% drop in grade quarter on quarter which was attributable to the use of a substitute explosive for the fourth quarter of fiscal 2011, due to major overhaul repairs at our regular explosive supplier’s manufacturing plant. The decrease in production at Blyvoor in fiscal 2010 compared to fiscal 2009, was as a result of lower recovered grades from underground operations as a result of seismic activity damaging the high-grade mining areas during the last quarter of fiscal 2009 and a month long wage related strike during the first quarter of fiscal 2010.

Crown (which has been restated to include the surface retreatment operation of ERPM) produced 95,713 ounces (from
7.1 million tonnes milled at an average yield of 0.42g/t) during fiscal 2011, in comparison with 99,410 ounces (from 7.1 million tonnes milled at an average yield of 0.43g/t) in fiscal 2010 and 95,616 ounces (from 8.0 million tonnes milled at an average yield of 0.37g/t) in fiscal 2009. The decrease in production in fiscal 2011 was mainly as a result of diminishing grades as the processing of the Top Star dump neared completion. The higher grades in fiscal 2010 compared to fiscal 2009 were a result of higher grade material from the Mennells and Top Star sites and the lower throughput was due to constraints created by Crown’s deposition facility.

ERPM (which has been restated to include only its underground production) had no underground gold production during fiscal 2011 and 2010, in comparison with 18,935 ounces (from 0.2 million tonnes milled at an average yield of 3.20g/t) in fiscal
2009. The decrease in production at ERPM resulted from the discontinuation of the underground operations from October 2008.

Ergo, which commenced production in November 2008, produced 48,352 ounces (from 13.2 million tonnes milled at an average yield of 0.11g/t) in fiscal 2011, in comparison with 35,332 ounces (from 11.9 million tonnes milled at an average yield of
0.09g/t) in fiscal 2010 and 3,666 ounces (from 2.3 million tonnes milled at an average yield of 0.05g/t) in fiscal 2009. The increase in production in fiscal 2011 is due to a rise in both throughput and average grade, resulting from continued build-up of slimes recovery from the Elsburg Tailings Complex. The increase in fiscal 2010 compared to fiscal 2009 is due to the first full fiscal year of production and the ramp-up of production towards full production. We have made an encouraging technological breakthrough at Ergo which separates out an agent that carries at least 37% of the gold. Whether we implement this technology will be determined not just in terms of value over life of mine, but whether payback in the near term can be achieved. We aim to take a firm view on this early in the third quarter of fiscal 2012.

General economic factors
As at September 30, 2011, our operations are located in South Africa. We also engage in small scale exploration activities in Zimbabwe (such activities are at an early stage and therefore do not affect our results of operations). We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to
South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations
For the year ended June 30, 2011, 100% of our revenues were generated from South African operations, all of our operating costs were denominated in rand and we derived all of our revenues in dollars. Fiscal 2011 was marked by volatility in the dollar and an overall weakening in the dollar relative to the rand. As the price of gold is denominated in dollars and we realize our revenues in dollars, the depreciation of the dollar against the rand reduces our profitability, whereas the appreciation of the dollar against the rand increases our profitability. Based upon average rates during the respective years, the rand strengthened by
8% against the dollar in fiscal 2011, compared to a strengthening by 16% against the dollar in fiscal 2010 and a weakening by
24% against the dollar in fiscal 2009. The strengthening of the rand against the dollar limited the increase in the average rand gold price received to only 17% in fiscal 2011 and 5% in fiscal 2010, whereas in fiscal 2009 the 32% was increase in the average rand gold price was mainly as a result of the significant weakening (24%) of the rand against the dollar.

As an unhedged gold producer, we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our operations or to continue the development of some or all of our projects. Our weighted average cash operating costs per kilogram for our operations was R251,296 per kilogram of gold produced in fiscal 2011, R233,112 per kilogram of gold produced in fiscal 2010 and R219,024 per kilogram of gold produced in fiscal 2009. The average gold price received, from operations, was R308,220 per kilogram of gold produced in fiscal 2011, R267,292 per kilogram of gold produced in fiscal 2010 and R250,589 per kilogram of gold produced in fiscal 2009.
Effect of inflation
In the past, our operations have been materially adversely affected by inflation. As we are unable to control the prices at which our gold is sold, if there is a significant increase in inflation in South Africa without a concurrent devaluation of the rand or an increase in the price of gold, our costs will increase, negatively affecting our operating results.

The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the
table below:
Year ended June 30,
2011
(%)
2010
(%)
2009
(%)
The average rand/dollar exchange rate (strengthened)/weakened by .......................................... (8.2)          (15.9)           23.7
CPI (inflation rate) ................................................................................................................... 5.3               4.2             6.9
The South African CPI inflation rate stabilized in fiscal 2011 and fiscal 2010 after a significant decrease in fiscal 2009 and as at September 30, 2011, it was at 5.7%. From January 2009, the South African Reserve Bank changed the way inflation is measured by expanding the range of consumer goods used and changing the benchmark measure from CPIX (CPI minus mortgage costs) to CPI. Mortgage costs have been replaced by owners’ equivalent rental (OER) to capture housing costs, making CPIX redundant. The closest measure to CPIX is CPI minus OER.
South African political, economic and other factors
We are a South African company and, subsequent to the sale of our Australasian Operations, all our revenue producing operations are based in South Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally. South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for companies and individuals have been incrementally relaxed. It is, however, impossible to predict when the South African Government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve
Bank. For a detailed discussion of exchange controls, see Item 10D.: “Exchange controls.”

On May 1, 2004, the Mineral and Petroleum Resources Development Act (MPRD Act) became effective. Prior to the introduction of the MPRD Act, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Now, all mineral rights have been placed under the custodianship of the South African
Government under the provisions of the MPRD Act, and old order proprietary rights need to be converted to new order rights of use within certain prescribed periods. We have submitted certain applications in this regard. This process is described in more detail under Item 4B.: “Business Overview – Governmental regulations and their effects on our business - South Africa - Common
Law Mineral Rights and Statutory Mining Rights.”
The MPRD Act makes reference to royalties being payable to the South African government in terms of the Royalty Bill.
The fourth draft of the Royalty Bill was promulgated in Parliament on August 14, 2008 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and after the deduction of capital expenditure. The Mineral and
Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African
Government Gazette on November 24, 2008 and the Mineral and the Petroleum Resources Royalty Act (Administration), No.29 of
2008 on November 26, 2008. The rate as calculated per the abovementioned formula is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the group. The registration process commenced on November 1, 2009, after which the group duly registered, and the payment of royalties commenced on March 1, 2010, with DRDGOLD payments due as from June 30, 2010 and every six months thereafter. The royalty is payable on old unconverted mining rights and new converted mining rights.

Recent acquisitions and dispositions
The global gold mining industry has experienced active consolidation and rationalization activities in recent years.
Accordingly, we have been, and may continue to be, involved in acquisitions and dispositions as part of this global trend and to identify value-adding business combinations and acquisition opportunities. To ensure that our Ore Reserve base is maintained, or increased, we are currently focusing on organic growth from our existing operations, brownfields exploration in South Africa and greenfield exploration in Zimbabwe.

The following is a description of acquisitions and dispositions completed by us since July 1, 2008:

Top Star Dump

On August 21, 2008 a Mining Right was granted for gold recovery over the Top Star Dump, in favor of Crown by the
Department of Mineral Resources with effect from August 21, 2008. The mining right for the Top Star Dump has been granted until August 20, 2013 and gold recovery started during December 2008.

Ergo (includes ErgoGold and the Ergo JV)

On June 7, 2007, we and Mintails announced the formation of the Ergo JV, a joint venture between Mintails SA and Ergo
Mining Operations. Following discussions initiated in the first quarter of 2007, the joint venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA contributed one fully refurbished carbon-in-leach, or CIL, circuit at the Brakpan plant and Ergo Mining Operations contributed the Elsburg tailings complex, comprising approximately 180 Mt of tailings. This part of the project, previously referred to as Ergo Phase 1, was subsequently established under ErgoGold. Mintails SA and Ergo Mining Operations, through their subsidiaries, initially owned 50% each of ErgoGold and the Ergo JV.

On August 6, 2007, the joint venture parties entered into a sale of assets agreement with AngloGold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of the Ergo plant for a total consideration of R42.8 million. These assets will be operated by the Ergo JV for its own account, under the AngloGold Ashanti old mining rights, until new order mining rights have been obtained. These assets consist of servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material.

On November 26, 2007, we announced that Ergo Mining Operations signed a binding term sheet with Mintails SA, which provided for significant expansion of the joint venture through:

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

Additional agreements were concluded on November 14, 2007 for:
•     the acquisition by the Ergo JV of additional tailings properties and the Withok deposition complex from AngloGold Ashanti for a payment of R45.0 million and assumption of rehabilitation obligations; and
•     the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some
      105 Mt, from Pamodzi Gold Limited. The Grootvlei properties formed part of the Mintails SA contribution to the expanded
      Ergo JV.
Ergo Phase 1 (ErgoGold) involved the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15Mt of tailings a year, for the recovery of approximately 52,000 ounces of gold a year. Ergo Phase 2 includes the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants. ErgoGold is managed by
Crown.
On September 29, 2008, Ergo Mining Operations acquired a further 15% interest in ErgoGold from Mintails SA resulting in Ergo Mining Operations, which holds its interest through its subsidiary, ERPM, holding a 65% interest and Mintails SA a 35%
interest in the joint venture. On December 8, 2008, DRDGOLD agreed to acquire Mintails SA's remaining interest in ErgoGold, as well as all of the shareholder’s loans owed by ErgoGold to the Mintails group. The acquisition, which was completed on March
31, 2009, resulted in the Group acquiring 100% of ErgoGold. The purchase consideration was paid in cash and amounted to
R100.0 million for the 15% interest and R177.0 million for the 35% interest.

On January 21, 2010, Ergo Mining Operations through its subsidiary ERPM, acquired the remaining 50% interest in the
Ergo JV from Mintails SA for a total consideration of R82.1 million, consisting of R62.1 million in cash and payment of the balance of R20.0 million with DRDGOLD’s shares in Witfontein Mining (Pty) Limited. The acquisition was completed on April
15, 2010 and was recorded in the financial statements effective May 1, 2010.

DRDGOLD treats ErgoGold and the Ergo JV as one operating segment called Ergo, and includes their respective financial results within our Annual Report in accordance with IFRS 8 (Operating Segments). Furthermore, the company’s management believes it is appropriate to present ErgoGold and the Ergo JV together in this discussion as they share the same infrastructure, human resources and mineable material, with ErgoGold being focused on the extraction of gold from the re-
treatment of the Elsburg and Benoni deposition sites and the Ergo JV being an exploration project focused on the extraction of uranium and further gold from a range of deposition sites (including the Elsburg site).
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

On June 30, 2010 DRDGOLD signed heads of agreement with White Water Resources Limited (White Water), in terms of which White Water would acquire the prospecting rights over ERPM Extensions 1 and 2 and the mining right over ERPM
Extension 1 from ERPM. ERPM’s mining right application over ERPM Extension 1 is pending. Both extensions are contiguous to the ERPM mining lease area. The purchase consideration for the prospecting and mining rights was R18.5 million and would be settled through the issue to ERPM of 74 million ordinary shares in White Water and 26 shares in a special purpose vehicle (SPV) to be created, which would hold the assets acquired by White Water from ERPM in accordance with the terms of the transaction. This transaction was part of DRDGOLD’s strategy to focus management efforts on surface retreatment.

In the event that the Department of Mineral Resources did not approve the transfer of one or more of the prospecting or mining rights, the consideration would be reduced to R9.3 million to be settled through the issue to ERPM of 37 million ordinary shares in White Water and 26 ordinary shares in the SPV.

The transaction was subject to the successful conclusion of various conditions precedent, including its approval by White
Water shareholders and the DRDGOLD Board of Directors. The DRDGOLD Board of Directors did not approve the transaction and the disposal did not proceed due as the Board of Directors decided that it was more appropriate for DRDGOLD to perform the exploration work to better understand the nature of the asset.

Blyvoor
On November 9, 2009, in a bid to save our Blyvoor mine from liquidation, we applied to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.
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
•     power utility Eskom’s higher winter tariffs, compounded by a 32% price increase effective from July 1, 2009, and the likelihood of further increases in coming months; and
•     the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8,000 ounces of expected production.
In terms of a provisional judicial management order, the court appointed a judicial manager who had a wide range of powers at his disposal to take such actions as he deemed necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation.

On April 13, 2010, DRDGOLD announced that the High Court of South Africa had agreed to lift, with immediate effect, the provisional judicial management order in place since November 10, 2009. The Company’s application to the court for the lifting of the provisional judicial management order indicated that for the period from November 2009 to February 2010, Blyvoor had traded at an unaudited profit of R33.6 million, the amount owed to trade creditors at the time when the provisional judicial management order was granted had been reduced from R39 million to R2.17 million, monthly production of gold had increased from 8,745 ounces to 10,127 ounces and the gold price had increased from R240,000/kg to R265,000/kg.

On December 2, 2009, DRDGOLD announced a proposed transaction to sell 60% of Blyvoor to Aurora Empowerment
Systems (Pty) Limited, or Aurora, for R295 million and to provide a R80 million loan facility over a six month period. On April 1,
2010, the Company announced that through mutual agreement the offer made by Aurora was withdrawn.
On September 14, 2010, DRDGOLD met all formal requirements to restructure its holding in Blyvoor, then a subsidiary of Ergo Mining Operations, which is the holding company of DRDGOLD’s surface operations, such that Blyvoor would become a direct subsidiary of DRDGOLD. This was done to form separate brands for the Company’s underground and surface operations in two separate investment vehicles; the first being Blyvoor involved in underground operations at a higher risk, marginal gold mine with a high potential upside if the rand gold price reaches more favorable levels and the second being Ergo Mining Operations involved in surface operations at a lower risk, higher margin gold mine. Following this restructuring, DRDGOLD’s Board of
Directors announced in April, 2011 that Blyvoor no longer fit within the Company’s strategic focus and that the mine would be sold.
On June 23, 2011, DRDGOLD announced that its Board of Directors had decided to suspend financial assistance to
Blyvoor. The decision followed the promulgation of the new Companies Act of South Africa which requires directors of parent companies to seek the consent of the parent company shareholders and then to consider the effects on the solvency and liquidity of the parent company as conditions precedent to the provision of financial assistance to subsidiaries. Blyvoor’s production had been trending down as a result of a drop in grade, public holiday interruptions and seismicity-related work stoppages, while costs had increased due mainly to higher electricity charges, and particularly power utility Eskom’s winter tariff which adds R11 million a month to overhead costs. The Board of Directors of Blyvoor had, in response to the DRDGOLD Board’s decision, resolved to begin business rescue proceedings for Blyvoor in terms of Chapter 6 of the Companies Act. The business rescue process provided for in Chapter 6 replaced the judicial management process in the previous Companies Act.
On August 17, 2011, DRDGOLD announced that Blyvoor had been granted an extension by the Southern Gauteng High
Court of South Africa (Johannesburg) until November 1, 2011, to publish a business rescue plan. On October 20, 2011 it was announced that further extension had been granted till December 2, 2011, for the business rescue process in terms of section 132(3)
of the Companies Act, 2008; further extension may, however, be granted. The extension was granted because various processes critical to finalization of the business rescue plan were ongoing and would require additional time to conclude. These included:
•     discussions on terms with key creditors;
•     wage negotiations with unions and associations;
•     negotiations with neighboring mining companies regarding asset acquisitions; and
•     on-mine measures to improve labor, energy and water efficiencies.

On September 27, 2011, the Business Rescue Practitioner overseeing business rescue proceedings at Blyvoor gave notice of
Blyvoor’s intention to enter a 60-day consensus-seeking process in terms of Section 189 (3) of the Labour Relations Act with the
National Union of Mineworkers, or NUM and the United Association of South Africa, or UASA – the Union, to consider reducing employee numbers by approximately 500 employees. The reason for the need to consider the reduction is that Blyvoor – under business rescue proceedings in terms of Chapter 6 of the Companies Act since June this year – has been unable to meet production and financial targets, a situation exacerbated by higher utility costs. Blyvoor is proposing voluntary separation and application of the principle of “last in, first out” as among the mechanisms to be applied to effect the required reduction in employee numbers.
Measures currently under consideration to achieve a targeted 30% improvement in the cost of production in R/kg terms, and thus to avoid employee reduction, include:
•     a reduction in overtime expenditure;
•     an increase in available face time and subsequent re-organisation of shifts;
•     a re-evaluation of the profitability of 6 Shaft, 4 Shaft and the Reef Picking Project;
•     a reduction of departmental costs by 10%; and
•    revised mining plans.
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
On December 9, 2008, Argonaut, Mintails SA and Witfontein, entered into a share purchase agreement (SPA) which resulted in Argonaut (a wholly owned subsidiary of DRDGOLD) and Mintails SA each owning 50% of the shareholding of
Witfontein as well as being authorized to each appoint 50% of the board. Previously Mintails SA owned 100% of the issued share capital of Witfontein. Witfontein was to be used as a future deposition establishment facility (i.e. slime deposition). On January
21, 2010, Ergo Mining Operations through its subsidiary ERPM, acquired the remaining 50% interest in the Ergo JV from
Mintails for a total consideration of R82.1 million. The purchase consideration was paid in cash in the amount of R62.1 million and the balance of R20.0 million was paid with DRDGOLD’s shares in Witfontein.

In January 2009 we completed the acquisition of 28.33% of the shares in West Wits SA (Pty) Limited, a subsidiary of
West Wits Mining Limited, an Australian based listed company. The formation of the company was to explore, evaluate and potentially extract gold and uranium from the West Rand Goldfield of South Africa's Witwatersrand Basin.

On July 22, 2009, the Company announced the rejection by the Mintails board of the offer by Ergo Mining Operations to purchase the South African business assets of Mintails after its announcement dated June 29, 2009, which set out information relating to Mintails having conditionally accepted an offer by Ergo Mining Operations, to acquire all of its South African business assets, excluding its interest in West Wits Mining Limited.

Key financial and operating indicators

The financial results for the years ended June 30, 2011, 2010 and 2009 below are stated in accordance with IFRS as issued by the IASB.

We consider the key performance measures for the growth of our business and its profitability to be gold revenue, production, operating costs, cash costs per kilogram and total costs per kilogram, capital expenditure and Ore Reserves. The following table presents the key performance measurement data for the past three fiscal years:
Operating data

Year ended June 30,
2011
2010
2009
Revenue (R'000) .................................................................................................... 2,565,319 1,990,522                    1,910,738
Gold production (ounces) .................................................................................... 265,179                    241,194                       247,690
Gold production (kilograms) .............................................................................. 8,248                         7,502                           7,704
Revenue (R/kilogram) ............................................................................................ 311,023                      265,332                     248,019
Average gold price received (R/kilogram) ........................................................ 308,220 267,292 250,589
Operating costs (R'000) ......................................................................................... 2,088,299   1,718,865                 1,627,988
Cash operating costs (R'000) ................................................................................. 2,072,687   1,748,806                 1,635,006
Cash operating costs (R/kilogram)
1
.................................................................... 251,296                      233,112                    212,228
Total costs (R/kilogram) ......................................................................................... 357,486   237,123                    237,344
Capital expenditure - cash (R'000) ...................................................................... 317,250 194,018 345,132
Ore Reserves (ounces) ............................................................................................ 6,336,000 6,027,000                 5,220,000

Revenue
Revenue is derived from the sale of gold. The following table analyzes the revenue per operation:

Year ended June 30,
2011
R'000
2010
R'000
2009
R'000
Blyvoor ........................................................................................................................ 1,185,860                   861,409 1,018,527
Ergo
2
............................................................................................................................ 468,592                  294,325                 24,178
Crown
3
........................................................................................................................ 910,867                  834,788               733,990
ERPM³ .......................................................................................................................... -                              - 134,043
Total .............................................................................................................................
  2,565,319              1,990,522            1,910,738
Revenue increased from R1,990.5 million in fiscal 2010 to R2,565.3 million in fiscal 2011 as a result of the 15% higher rand gold price and the 10% increase in gold production. Both Blyvoor and Ergo managed to increase their gold production by
14% and 37%, respectively (discussed in more detail below under “Gold production”). Crown’s gold production decreased by 4%, mainly as a result of diminishing grades as the processing of the Top Star dump neared completion.

In fiscal 2010, revenue increased from R1,910.7 million in fiscal 2009 to R1,990.5 million. This increase was a consequence of the higher average gold price received by us of R265,332 per kilogram of gold produced, compared to R248,019 per kilogram of gold produced in fiscal 2009. The increase in revenue due to the higher average gold price received was offset by lower gold production at Blyvoor as a result of the seismic activity during the last quarter of fiscal 2009 and a month long wage related strike during the first quarter of fiscal 2010 at Blyvoor (discussed in more detail below under “Gold production”), which resulted in production decreasing from 247,690 ounces in fiscal 2009 to 241,194 ounces in fiscal 2010.
1
Cash operating costs per kilogram and total costs per kilogram are non-IFRS financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.:
“Operating Results” Under “Reconciliation of cash cost per kilogram, total costs and total costs per kilogram.”
2
Ergo has been restated during fiscal 2010 to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective
March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired
Mintails’ 50% interest in the Ergo JV, resulting in the Group owning 100%.
3
    Crown has been restated during fiscal 2010 to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.

Gold production
The following table analyzes the production per operation:
South African Production in Year ended June 30
2011                                                   2010                                                     2009
Ounces            Kilograms               Ounces          Kilograms                Ounces           Kilograms
Blyvoor .......................................................
121,114                   3,767
106,452                   3,311
129,473                  4,027
Surface operations ......................................
29,645                       922
29,226                       909
40,575 1,262
Underground operations .............................
91,469                   2,845
77,226                   2,402
88,898                  2,765
Ergo
1
...........................................................
48,352                  1,504
35,332                   1,099                3,666                      114
Crown
2
........................................................
95,713                  2,977
99,410                   3,092
95,616                 2,974
ERPM
2
........................................................
-                             -                             -                             -
18,935 589
Underground operations ............................. - - - - 18,935 589
Total production ........................................
265,179                 8,248
241,194                 7,502
247,690                 7,704
For fiscal 2011, our total gold production increased by 23,985 ounces, or 10%, to 265,179 ounces from 241,194 ounces produced in fiscal 2010.

At Blyvoor, total gold production for the year was 121,114 ounces, up by 14% from 106,452 ounces in fiscal 2010. This reflected continued recovery of the underground operations from the effects of substantial seismic damage in the high-grade areas of No 5 Shaft and a protracted, wage related strike in the previous year. Underground production rose by 18% to 91,469 ounces from 77,226 ounces in fiscal 2010, as a result of a 16% increase in throughput to 732,000 tonnes from 633,000 tonnes in fiscal
2010 and an increase in average grade to 3.89g/t from 3.79g/t. The increase was partly offset by a drop in grade for the last quarter of fiscal 2011 due to the use of a substitute explosive for the fourth quarter of fiscal 2011, due to the major overhaul of our regular preferred supplier’s explosive manufacturing plant. While surface production was stable, rising by 1% to 29,645 ounces from
29,226 ounces in fiscal 2010, as a result of a 5% increase in throughput to 3,129,000 tonnes from 2,968,000 tonnes in fiscal 2010 which had been offset by a 6% decrease in average grade to 0.29g/t from 0.31g/t in fiscal 2010.

At Ergo, total gold production was 37% higher at 48,352 ounces (fiscal 2010: 35,332 ounces). This reflects an 11% rise in throughput to 13,206,000 tonnes (fiscal 2010: 11,867,000 tonnes) and a 22% rise in average grade to 0.11g/t (fiscal 2010:
0.09g/t), resulting from continued build-up of slimes recovery from the Elsburg Tailings Complex.
At Crown, total gold production for the year was down by 4% to 95,713 ounces from 99,410 ounces in fiscal 2010. This was as a consequence of a 2% decline in average grade from 0.43g/t to 0.42g/t. Throughput was stable at 7,120,000 tonnes.

At ERPM, underground operations ceased in October 2008 and have been permanently halted. As a result ERPM had no underground production in fiscal 2011 or fiscal 2010, compared to 18,935 ounces in fiscal 2009.

For fiscal 2010, our total attributable gold production from operations decreased by 6,496 ounces, or 3%, to 241,194 ounces from 247,690 ounces produced in fiscal 2009.

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

At Ergo, fiscal 2010 was the first full year of production, since production commenced at the end of the second quarter of fiscal 2009. Ergo has now reached a sustainable state of production, although engineering modifications at the Ergo plant to improve recovered grades are still underway as at September 30, 2011. Ergo’s recovered grade improved from 0.05g/t in fiscal
2009 to 0.09g/t in fiscal 2010 and 0.11g/t in fiscal 2011.
1
Ergo has been restated during fiscal 2010 to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective
March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%. The Ergo JV has not yet produced gold and was a joint venture, where the Group owned 50% and the Mintails group owned 50%. Effective May 1, 2010 the Group acquired Mintails’ 50%
interest, resulting in the Group owning 100%.
2
    Crown has been restated during fiscal 2010 to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.

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
Cash costs
1
and total costs
2
per kilogram
Our operational focus is to increase production, improve productivity and control costs. For fiscal 2011, cash costs increased to R251,296 per kilogram of gold from R233,112 per kilogram of gold in fiscal 2010. Total costs increased to R357,486 per kilogram of gold from R237,123 per kilogram of gold in fiscal 2010. The increase in cash costs per kilogram of gold produced in fiscal 2011 was due to price increases in key consumables together with above inflation increases in both labor and electricity, which were partially offset by higher production. The increase in total costs was due to a R546.6 million impairment of Blyvoor’s property, plant and equipment.

For fiscal 2010, cash costs increased to R233,112 per kilogram of gold from R212,228 per kilogram of gold in fiscal 2009.
Total costs from our operations decreased to R237,123 per kilogram of gold from R237,344 per kilogram of gold in fiscal 2009. The increase in cash costs per kilogram of gold produced in fiscal 2010 was due to price increases in key consumables (labor, consumables and electricity) and lower production. The decrease in total costs from operations was due to R156.7 million profit on disposal (placed into voluntary liquidation) of our foreign subsidiary companies, which were the holding companies of our
Australasian Operations.

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
Total costs, as calculated and reported by us, include total operating costs, plus other operating and non-operating income, finance expenses and other operating and non-operating costs, but exclude taxation, minority interest, profit or loss from associates and the cumulative effect of accounting adjustments. These costs are excluded as the mines do not have control over these costs and they have little or no impact on the day-to-day operating performance of the mines. Total costs per kilogram are calculated by dividing total costs by kilograms of gold produced. Total costs and total costs per kilogram have been calculated on a consistent basis for all periods presented.

Cash costs per kilogram, total costs and total costs per kilogram are non - IFRS financial measures that should not be considered by investors in isolation or as alternatives to operating costs, net profit/(loss) attributable to equity owners of the parent, profit/(loss) before tax and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per kilogram, total costs and total costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that cash costs per kilogram, total costs and total costs per kilogram are useful indicators to investors and our management of an individual mine's performance and of the performance of our operations as a whole as they provide:
•     an indication of a mine’s profitability and efficiency;
•     the trend in costs;
•     a measure of a mine's margin per kilogram, by comparison of the cash costs per kilogram by mine to the price of gold;
      and
•     a benchmark of performance to allow for comparison against other mines and mining companies.

A reconciliation of operating costs to total costs, cash costs per kilogram and total costs per kilogram, for each of the three years ended June 30, 2011, 2010 and 2009 is presented below. In addition, we have also provided below details of the amount of gold produced by each mine for each of those periods.
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

For the year ended June 30, 2011
(in R'000, except as otherwise noted)

Blyvoor

Ergo
1
Crown
2
ERPM
2
Other
3
Total
Cash operating costs
4
....................................... 1,091,941 308,976 671,770                     -                     -
2,072,687
Movement in gold in process
23,879 1,197 (9,464)                     -                     -
15,612
Operating costs
1,115,820         310,173         662,306                     -                     -
2,088,299
Plus:
Depreciation .................................................. 32,638 86,917 11,247 - 117
130,919
Retrenchment costs ........................................ - - - 839 -
839
Movement in provision for environmental
rehabilitation..................................................
5,649
9,154           27,198            11,049            (483)
52,567
Actuarial gain on post-retirement benefits .......
-                     - (5,651)                     -                    -
(5,651)
Ongoing rehabilitation expenditure .................
1,453             7,114           25,197               9,047              167
42,978
Net other operating costs/(income) .................
8,559           (2,279)            3,552              18,623           5,141
33,596
Total operating costs ......................................
1,164,119          411,079        723,849             39,558            4,942          2,343,547
Plus:
Impairments................................................... 546,566 - - - 1,090
547,656
Administration expenses and general costs ..... 1,781 9,438 1,956 (3,380) 78,291
88,086
Finance income ..............................................
(35,728)              (164)           (4,874)         (2,847)          (9,179)               (52,792)
Finance expenses ..........................................  5,441 3,678 2,634 11,290 (996)
22,047
Total costs.......................................................
1,682,179         424,031          723,565          44,621           74,148            2,948,544
Gold produced (ounces) ................................... 121,114
48,352            95,713 -
-
265,179
Gold produced (kilograms) ............................... 3,767 1,504 2,977 - -
8,248
Cash costs per kilogram (R per kilogram) ......... 289,870 205,436 225,653                     -                    -
251,296
Total costs per kilogram (R per kilogram) ......... 446,556 281,936 243,052                     -                    -
357,486
1
Ergo has been restated during fiscal 2010 to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%.
2
Crown has been restated during fiscal 2010 to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
3
Relates to other non-core operating entities within the Group.
4
Cash operating costs equate to cash costs of production.

For the year ended June 30, 2010
(in R'000, except as otherwise noted)

Blyvoor

Ergo
1
Crown
2
ERPM
2
Other
3
Total South
African
Operations
Other-
Offshore
Operations
Total
Continuing
Operations
Cash operating costs
4
....................................... 878,888 254,192 615,726 - -
1,748,806                  -
1,748,806
Movement in gold in process
(33,766)             (5,215)                9,040                 - -
(29,941)                   -
(29,941)
Operating costs
845,122            248,977            624,766 - -
1,718,865                   -
1,718,865
Plus:
Depreciation .................................................. 32,616 95,418 61,005 1,452 278
190,769                   -
190,769
Retrenchment costs ........................................ 10,925 - - 4,029 5,173
20,127                   -
20,127
Movement in provision for environmental
rehabilitation..................................................
1,246
578            (16,994) (4,618) (68,246)
(88,034)                   -
(88,034)
Actuarial gain on post-retirement benefits .......
-                        - (35,290) - -
(35,290)
-
(35,290)
Ongoing rehabilitation expenditure .................
1,942                 5,272 20,924 4,390 2,323
34,851
-
34,851
Net other operating costs/(income) .................
7,350                 (493) 14,371 26,398 2,873
50,499
-
50,499
Total operating costs ......................................
899,201             349,752           668,782 31,651 (57,599)
1,891,787
-
1,891,787
Plus:
(Reversal of impairments)/Impairments .......... - - (12,514) - 18,738
6,224
-
6,224
Administration expenses and general costs ..... 5,609 6,169 19,752 18,541 6,765
56,836
190
57,026
Finance income .............................................. (36,556) (814) (4,879) 17,150 (19,980)
(45,079)
(155,194)
(200,273)
Finance expenses ..........................................                     11,730               2,574                 5,931 36,799 (32,902)
24,132
-
24,132
Total costs.......................................................
879,984            357,681             677,072 104,141 (84,978)
1,933,900
(155,004)
1,778,896
Gold produced (ounces) ................................... 106,452
35,332              99,410                 -
-
241,194
-
241,194
Gold produced (kilograms) ............................... 3,311 1,099 3,092 - -
7,502
-
7,502
Cash costs per kilogram(4) (R per kilogram) ..... 265,445 231,294 199,135 - -
233,112
-
233,112
Total costs per kilogram (R per kilogram) ......... 265,776 325,460 218,975 - -
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
4
Cash operating costs equate to cash costs of production.

For the year ended June 30, 2009
(in R'000, except as otherwise noted)

Blyvoor

Ergo
1
Crown
2
ERPM
2
Other
3
Total South
African
Operations
Other-
Offshore
Operations
Total
Continuing
Operations
Cash operating costs (4) ................................... 830,336 66,442 525,516 212,712 -
1,635,006                    -
1,635,006
Movement in gold in process
9,445      (11,232) (5,231) - -
(7,018)                    -
(7,018)
Operating costs
839,781        55,210 520,285 212,712 -
1,627,988                    -
1,627,988
Plus:
Depreciation .................................................. 29,273 30,784               38,112 607             441
99,217                     -
99,217
Retrenchment costs ........................................ - -                         - 30,681 4,241
34,922                     -
34,922
Movement in provision for environmental
rehabilitation..................................................
(426)
(2,825)                11,002 (11,023) 22,817
19,545                     -
19,545
Actuarial loss on post-retirement benefits .......
-                  - 18,226 -                  -
18,226
18,226
Ongoing rehabilitation expenditure .................
4,971          3,419 13,084
1,761           7,896           31,131
31,131
Net other operating costs/(income) .................
7,022           3,561
3,238             (14,751)           3,926            2,996
2,996
Total operating costs ......................................
880,621         90,149 603,947 219,987          39,321
1,834,025
-
1,834,025
Plus:
Impairments................................................... - - 121,474 53,012 (99,348)
75,138
-
75,138
Administration expenses and general costs ..... 16,719 2,810 19,980 16,592 18,662
74,763
8,820
83,583
Finance income .............................................. (44,207)             (16)               (9,029)            (32,991) (120,752)
(206,995)
1,004
(205,991)
Finance expenses ..........................................  12,889 2,372 7,563 25,350 (16,749)
31,425
10,318
41,743
Total costs.......................................................
866,022        95,315 743,935 281,950 (178,866)
1,808,356
20,142
1,828,498
Gold produced (ounces) ................................... 129,473
3,666               95,616                18,935
-
247,690
-
247,690
Gold produced (kilograms) ............................... 4,027 114 2,974 589 -
7,704
-
7,704
Cash costs per kilogram(4) (R per kilogram) ..... 206,192 582,825 176,703 361,141 -
212,228
-
212,228
Total costs per kilogram (R per kilogram) ......... 215,054 836,096 250,146 478,693 -
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
4
Cash operating costs equate to cash costs of production.

Capital expenditure
During fiscal 2011, total capital expenditure (cash) was R317.3 million, compared to R194.0 million in fiscal 2010, an increase of 64%. Capital expenditure increased primarily as a result of the Crown/Ergo pipeline project which commenced during
June 2010. In fiscal 2011, Ergo spent R29.4 million on the refurbishment of the second CIL circuit at the Ergo plant and
R27.7 million on the extension of the Brakpan tailings facility, Crown spent R119.7 million which was all part of the Crown/Ergo pipeline project. Crown also spent R27.9 million on tailings deposition site maintenance and R0.6 million on vehicles and equipment. Blyvoor spent R57.2 million on opening up and development, R25.3 million on equipment and R13.2 million on other equipment and tailings facility management. For a detailed summary of capital expenditure, see Item 4D.: “ Property, Plant and
Equipment”.
During fiscal 2010, total capital expenditure (cash) relating to operations was R194.0 million, compared to
R345.1 million in fiscal 2009, a decrease of 44%. Capital expenditure decreased, because most of the capital for Phase 1 of the
Ergo project was incurred during fiscal 2009. In fiscal 2010, Ergo spent R34.4 million for the installation and development of infrastructure, Crown spent R29.6 million on the commencement of the Crown/Ergo pipeline project and R16.1 million on tailings deposition site maintenance and vehicles and equipment, Blyvoor spent R79.6 million mainly for opening up and development and equipment. For a detailed summary of capital expenditure, see Item 4D.: “ Property, Plant and Equipment”.
Subsequent to June 30, 2011 and up to September 30, 2011 we spent R77.9 million on capital expenditure relating mainly to:
•     Blyvoor for opening up and development amounting to R12.9 million and R3.7 million on other equipment ;
•     Crown for the Crown/Ergo pipeline project amounting to R26.6 million;
•     Ergo for construction and commissioning of the upgrading of the second CIL circuit amounting to R9.0 million and the extension of the Brakpan tailings facility amounting to R17.9 million; and
•     Zimbabwe exploration amounting to R3.2 million.

Ore Reserves
As at June 30, 2011, our Ore Reserves were estimated at 6.3 million ounces, as compared to approximately 6.0 million ounces at June 30, 2010, representing a 5% increase. The increase is mainly due to an increase in the rand gold price. Excluding the effect of depletion, our Ore Reserves increased by 0.686 million ounces, or 11%. As at June 30, 2010, our Ore Reserves from operations were estimated at 6.0 million ounces, as compared to approximately 5.2 million ounces at June 30, 2009, representing a
15% increase. The increase was mainly due to an increase in the rand gold price and the inclusion of the Crown/Ergo pipeline ore reserves. Excluding the effect of depletion, our Ore Reserves increased by 1.0 million ounces, or 19%.

We seek to increase our attributable Ore Reserves through development and to acquire additional new Ore Reserves through acquisitions as well as exploration.

Year ended June 30,
2011                                2010                                 2009
Ounces
Kilograms
Ounces
Kilograms   Ounces      Kilograms
‘000
‘000
‘000
Blyvoor ............................................................... 4,339 134,963 3,973 123,544 3,519 109,453
Crown ..................................................................             809
25,150
       858
26,667
        410
12,739
Ergo
1
...................................................................           1,188
36,961 1,196 37,192 1,291 41,697
Total Ore ............................................................          6,336
197,074
6,027              187,403         5,220
163,889

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
This rate is then applied to actual costs capitalized to date to arrive at the depreciation expense for the period. Proven and Probable
Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves. Changes in management’s estimates of the quantities of economically recoverable reserves impact depreciation on a prospective basis. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management’s estimate of the total Proven and
Probable Ore Reserves would impact the depreciation charges recorded in our consolidated financial statements. The prevailing market price of gold at the end of the financial year was R236,227, R306,081 and R328,155 per kilogram for the fiscal years ended June 30, 2009, 2010 and 2011, respectively.
Impairment of property, plant and equipment
The carrying amounts of assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term “recoverable minerals” means proved and probable ore reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R236,227, R306,081 and R328,155 per kilogram for the fiscal years ended June 30, 2009, 2010 and 2011, respectively. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets, or the cash-
generating unit. An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss.
The recoverable amount of property, plant and equipment is generally determined utilizing discounted future cash flows. We also consider such factors as our market capitalization, the quality of the individual ore body and country risk in determining the recoverable amount. During fiscal 2011, R546.6 million was recorded as an impairment and during fiscal 2010 a reversal of impairment of R12.5 million and in 2009 an impairment of R72.4 million were recorded by applying these principles.

In fiscal 2011, we calculated the recoverable amount based on updated life-of-mine business plans, a gold price of R350,649 per kilogram in year one escalating at 6.1% per annum, and a discount rate of 13.9%. With a 10% reduction in the gold price to
R315,584 per kilogram, an additional impairment of R366.2 million would be raised, or at an increase in the discount rate of 3.8 percentage points (27.3%) to 17.7%, the group would start to raise an additional impairment of the mining assets. The increase in discount rate from 13.7% in fiscal 2010 to 13.9% in fiscal 2011, was as a result of the increase in the groups average borrowing rate from 10.0% to 10.7% as well as an increase in the beta factor from 0.63 to 0.77 indicating an increased volatility in the group’s share price. The increase in the escalation rate from 5.8% in fiscal 2010 to 6.1% in fiscal 2011 was a result of higher inflation rates from
4.2% (CPI) up to 5.3% (CPI).

The R546.6 million impairment in fiscal 2011, related to Blyvoor which represents one cash generating unit. A discount rate of 14.4% (2010: 13.7%), together with further risk adjustments to future cash flows were used in determining the impairment.
Management also took into consideration as part of their reasonableness assessment, a sensitivity analysis and the fact that Blyvoor is under business rescue proceedings, with the business rescue plan not being approved as at year end. Further considerations included the group's market capitalization which exceeded the group's net asset value.

As at June 30, 2011, the net asset value as per the statement of financial position amounting to R1,219.2 million, was near to the company’s market capitalization amounting to R1,258.6 million and as at June 30, 2010, the net asset value of R1,650 million exceeded the market capitalization of R1,312.5 million. This is an indicator of possible impairment in accordance with paragraph 12 of IAS 36 – Impairment of assets (International Financial Reporting Standards (IFRS)). Management has assessed the recoverable amounts of the mining assets through each operation’s respective life-of-mine plans, using the value in use method and the assumptions mentioned in the aforementioned paragraph, and determined that no additional impairment is required.
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
The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows. We consider all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors included profitability of the operations and an estimate of the gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. As at June 30, 2011 we recognized a deferred tax asset of R69.2 million (June 30,
2010: R140.7 million and June 30, 2009: R165.1 million). The amount recognized at June 30, 2011 is based on a future gold price received of R350,649 per kilogram in year one, escalating at an average of 6.1% per annum. At a 10% lower gold price received of
R315,584 per kilogram, the deferred tax asset will reduce by R15.3 million.

During fiscal 2011, the Company changed the deferred tax rate from the maximum statutory rate to the expected average effective tax rate, resulting from the South African income tax formula for mining income. This change has been accounted for as a change in estimate and is therefore applied prospectively. The change reduced the expense through profit or loss and the net deferred tax liability by R39.9 million.
Reclamation and environmental costs
The provision for environmental rehabilitation (which includes restoration costs) represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognized and included within mining properties.
Provisions for environmental rehabilitation are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the obligation is included in profit or loss. Estimated future costs of environmental rehabilitation are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the related asset but taken to profit or loss if there is no related asset left. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on our environmental management plans in compliance with current technological, environmental and regulatory requirements.
An average discount rate of 8.53%, average inflation rate of 5.98% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (fiscal 2010: average discount rate of
8.95%, average inflation rate of 5.76% and fiscal 2009: average discount rate of 8.25% and inflation rate of 5.7%). During fiscal 2011 there was a net increase in the provision of R10.9 million for the Ergo JV and R18.1 million for Crown, representing an increase in their respective footprints and a reduction amounting to R21.4 million for rehabilitation costs incurred (during fiscal 2010 there was a net increase in our provision of R6.4 million and due to the acquisition of the remaining 50% interest in the Ergo JV an increase amounting to R79.0 million).

Charges to profit or loss for the environmental rehabilitation of R52.6 million, R88.0 million (benefit raised which includes the transfer of liabilities to the amount of R63.4 million and R4.8 million relating to the disposal of the mining rights of Durban
Roodepoort Deep and West Witwatersrand Gold Mine (Pty) Limited, respectively) and R34.2 million were raised in fiscal 2011,
2010 and 2009, respectively. Unwinding of the provisions amounting to R9.4 million, R10.8 million and R9.8 million was recorded in fiscal 2011, 2010 and 2009, respectively.
In South Africa, annual contributions are made to dedicated Rehabilitation Trust Funds, which are to be used to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.
Post-retirement medical benefits
Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. We have an obligation to provide medical benefits to certain of our pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. Actuarial gains and losses are recognized immediately in profit or loss. Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, retirement age, spouse age gap, continuation at retirement and proportion married at retirement. At June 30, 2011 a provision of R5.5 million (June 30, 2010:
R12.5 million, June 30, 2009: R42.5 million) for post-retirement medical benefits has been raised. During fiscal 2011, a gain of
R4.0 million (fiscal 2010: R29.7 million gain; fiscal 2009: R21.0 million expense) relating to these post-retirement medical benefits went to profit or loss. The gain in fiscal 2011 was brought about by the partial settlement of the liability. The gain in fiscal
2010 was brought about by an actuarial valuation after management revised their assumptions used in this provision as a result of a project initiated during fiscal 2010 to optimize the synergies of our surface retreatment operations and the resulting possibility of a settlement of existing post retirement medical benefits. An independent legal opinion was obtained in this regard. While we believe that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may have an impact on earnings in the periods where the changes in the assumptions occur.
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
Operating results
Comparison of financial performance for the fiscal year ended June 30, 2011 with fiscal year ended June 30, 2010
Revenue
The following table illustrates the year-on-year change in revenue by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2011 in comparison to fiscal 2010:
Impact of change in volume
R’000
Total
revenue
2010    Acquisitions
Internal
growth/
(decline)
Impact of
change in
price       Net change
Total
revenue
2011
Blyvoor .................................... 861,409 - 118,636 205,815 324,451 1,185,860
Ergo
1
........................................ 294,325 - 108,465 65,802 174,267 468,592
Crown
2
..................................... 834,788 - (31,049) 107,128 76,079 910,867
Total Operations .....................
1,990,522
-
196,052
378,745
574,797
2,565,319
1
Ergo has been restated during fiscal 2010 to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective
March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired
Mintails’ 50% interest in the Ergo JV, resulting in the Group owning 100%.
2
Crown has been restated during fiscal 2010 to include the surface retreatment operation of ERPM.

Revenue for fiscal 2011 increased by R574.8 million, or 29%, to R2,565.3 million, due to the higher gold price received and the 10% increase in gold production. The average gold price increased from R265,332 per kilogram in fiscal 2010 to
R311,023 per kilogram in fiscal 2011.
Operating costs
The following table illustrates the year-on-year change in operating costs by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2011 in comparison to fiscal 2010:
Impact of change in volume
R’000
Total
operating
costs
2010      Acquisitions
Internal
growth/
(decline)
Impact of
change in
costs      Net change
Total
operating
costs
2011
Blyvoor .....................................
845,122                          -
116,393 154,305
270,698         1,115,820
Ergo
1
.........................................
248,977                          -
91,752 (30,556) 61,196 310,173
Crown
2
......................................
624,766                          -
(23,237) 60,777 37,540 662,306
Total .........................................
1,718,865                           -
184,908
184,526
369,434
2,088,299
The following table lists the major components of operating costs for each of the years set forth below:

Years ended June 30,
Costs
2011                 2010
Labor .................................................................................................................................                                 35%
34%
Contractor services .............................................................................................................                                12%
12%
Consumables and other ......................................................................................................
35%                  38%
Electricity and water ...........................................................................................................                                18%
16%

As gold mining in South Africa is very labor intensive, labor costs and contractor services are one of the largest components of operating costs. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2011 increased by 22% to R2,088.3 million compared to operating costs of R1,718.9 million in fiscal 2010. This increase was mainly as a result of a 7% rise in volumes, together with above inflation increases in both labor and electricity costs which affected Blyvoor in particular.

At Blyvoor operating costs increased from R845.1 million in fiscal 2010 to R1,115.8 million in fiscal 2011, a consequence of increased volumes and above inflation increases in both labor and electricity costs. Operating costs at Ergo increased from
R249.0 million in fiscal 2010 to R310.2 million in fiscal 2011 which is due in part to a ramp-up in volumes. Operating costs at Crown increased from R624.8 million in fiscal 2010 to R662.3 million in fiscal 2011, due to higher labor and electricity costs.

Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2011, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
R490.2 million as compared to R420.6 million at June 30, 2010. The increase in the provision for environmental rehabilitation in fiscal 2011 was due to changes in discount and inflation rate assumptions, changes in estimates resulting from changes to the life-of-
mines and additional environmental damage incurred. In fiscal 2011 an expense of R52.6 million (fiscal 2010: R88.0 million benefit) including an unwinding of the discount of R9.4 million were recorded (fiscal 2010: R10.8 million) in profit or loss.

A total of R134.2 million was invested in our various environmental trust funds as at the end of fiscal 2011, as compared to R126.1 million for fiscal 2010. The increase is attributable to interest received on the investment of these funds and contributions of R1.2 million during fiscal 2011. The shortfall between the trust funds and the estimated provisions is expected to be financed by ongoing financial contributions in available financial investments over the remaining production life of the respective mining operations, the proceeds on the disposal of remaining assets and gold from plant clean-up.
1
Ergo has been restated during fiscal 2010 to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective
March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired
Mintails’ 50% interest in the Ergo JV, resulting in the Group owning 100%.
2
Crown has been restated during fiscal 2010 to include the surface retreatment operation of ERPM.

Depreciation

Depreciation charges were R130.9 million for fiscal 2011 compared to R190.8 million for fiscal 2010. The decrease is mainly attributable to the extension of Crown's life-of-mine due to the construction of the Crown/Ergo pipeline.

Retrenchment costs

Retrenchment costs decreased to R0.8 million in fiscal 2011 from R20.1 million in fiscal 2010. In fiscal 2011, these costs relate to the last of the retrenchments at ERPM due to the closure of its underground operation.

Impairments

In fiscal 2011, an impairment of R546.6 million was raised against Blyvoor’s property, plant and equipment due to its current distressed financial position and the uncertainties relating to the outcome of the business rescue plan which is expected on
November 1, 2011. Blyvoor represents one cash generating unit. A discount rate of 14.4% (2010: 13.7%), together with further risk adjustments to future cash flows were used in determining the impairment. Management also took into consideration as part of their reasonableness assessment, a sensitivity analysis and the fact that Blyvoor is under business rescue proceedings, with the business rescue plan not being approved as at year end. Further considerations included the group's market capitalization in comparison to the group's net asset value.

In addition, an impairment amounting to R1.1 million was raised against the West Witwatersrand Gold Mines (Pty)
Limited rehabilitation trust fund, due to the disposal of the relating mining rights over the West Wits mining lease area.
Administration expenses and general costs
The administration expenses and general costs increased in fiscal 2011 to R88.1 million from R57.0 million in fiscal
2010, an increase of R31.1 million. In fiscal 2010, administration expenses and general costs included a non-recurring credit of approximately R30.0 million as a result of a decrease in the provision for post-retirement medical benefits as part of a project initiated during fiscal 2010 to optimize the synergies of DRDGOLD’s surface operations, and the resulting settlement of the post-
retirement medical benefit, management has revised the assumptions used in calculating the provision. Other than inflation related increases, this was the main reason for the year-on-year increase.

Finance income

Finance income decreased from R200.3 million in fiscal 2010 to R52.8 million in fiscal 2011. The majority of the decrease in fiscal 2011 was due to the fact that finance income in fiscal 2010 included a non-recurring gain of R156.7 million for foreign currency translation reserves realized on the liquidation of foreign subsidiaries, which included the Australasian
Operations.

Finance expenses
Finance expenses decreased from R24.1 million in fiscal 2010 to R22.0 million in fiscal 2011. The decrease is mainly attributable to the capitalization of borrowing costs in the current year relating to the Crown/Ergo pipeline, amounting to R6.4 million.

Income tax

The net tax charge of R32.2 million for fiscal 2011 comprises a current taxation charge of R1.2 million, a deferred tax charge of R25.9 million and secondary tax on companies amounting to R5.1 million. This compares to a net tax charge of
R8.3 million for fiscal 2010, comprising a current taxation charge of R8.5 million, a deferred tax benefit of R2.0 million and secondary tax on companies amounting to R1.8 million. The year-on-year increase in the net tax charge was mainly due to higher profits, in particular at Crown and Ergo, which resulted in an increase in the deferred tax charge for the year.

Comparison of financial performance for the fiscal year ended June 30, 2010 with fiscal year ended June 30, 2009

Revenue
The following table illustrates the year-on-year change in revenue by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2010 in comparison to fiscal 2009:
Impact of change in volume
R’000
Total
revenue
2009    Acquisitions
Internal
growth/
(decline)
Impact of
change in
price       Net change
Total
revenue
2010
Blyvoor .................................... 1,018,527 - (181,094) 23,976 (157,118) 861,409
Ergo
1
........................................ 24,178
-             208,906              61,241            270,147             294,325
Crown
2
..................................... 733,990 - 29,123 71,675 100,798 834,788
ERPM
2
..................................... 134,043 - (134,043) - (134,043) -
Total Operations .....................
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
Operating costs
The following table illustrates the year-on-year change in operating costs by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2010 in comparison to fiscal 2009:

Impact of change in volume
R’000
Total
operating
costs
2009 Acquisitions
Internal
growth/
(decline)
Impact of
change in
costs       Net change
Total
operating
costs
2010
Blyvoor .................................... 839,781 - (149,313) 154,654 5,341 845,122
Ergo¹ ........................................ 55,210 - 477,034
(283,267)            193,767             248,977
Crown² ..................................... 520,285 - 20,643 83,838 104,481 624,766
ERPM
²
......................................
212,712                        -
(212,712) -
(212,712)                        -
Total ........................................
1,627,988
-
135,652
(44,775)
90,877
1,718,865

The following table lists the major components of operating costs for each of the years set forth below:

Years ended June 30,
Costs
2010                  2009
Labor .................................................................................................................................                                 34%
39%
Contractor services .............................................................................................................                                12%
11%
Consumables and other ......................................................................................................
38%                  37%
Electricity and water ...........................................................................................................                                16%
13%

As gold mining in South Africa is very labor intensive, labor costs and contractor services are one of the largest components of operating costs. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2010 increased by 5.5% to R1,718.9 million compared to operating costs of R1,628.0 million in fiscal 2009. This increase was primarily attributable to Ergo which started its operations during November 2008 and therefore had its first full twelve month fiscal year of production during fiscal 2010. This was offset by the cessation of ERPM’s underground operation during fiscal 2009.
1
Ergo has been restated during fiscal 2010 to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective
March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired
Mintails’ 50% interest in the Ergo JV, resulting in the Group owning 100%.
2
    Crown has been restated during fiscal 2010 to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only of its underground operation.

At Blyvoor operating costs increased from R839.8 million in fiscal 2009 to R845.1 million in fiscal 2010, with a decrease in volume from 129,473 ounces to 106,452 ounces produced, as a result of the seismic events during the last quarter of fiscal 2009 and a month-long wage related labor strike during the second quarter of fiscal 2010. Operating costs at Ergo were R249.0 million in fiscal 2010, representing operating costs for the first full twelve months of production. Operating costs at Crown were R624.8 million in fiscal 2010, compared to R520.3 million in fiscal 2009. The increase in Crown’s operating costs was due to wage increases and higher electricity tariffs. At ERPM there were no operating costs relating to underground production during fiscal 2010 due to the underground operations being placed under care and maintenance, and later suspended during fiscal 2010.

Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2010, we estimated our total rehabilitation provision, being the discounted estimate of future costs, to be
R420.6 million as compared to R412.5 million at June 30, 2009. The increase in fiscal 2010 related to the acquisition of the remaining 50% interest in the Ergo JV which was partially offset by a reduction in the rehabilitation provision of R4.8 million and
R63.4 million due to the Durban Roodepoort and West Witwatersrand Gold Mines (Pty) Ltd liabilities being taken over by
Mintails SA Limited, respectively. In fiscal 2010 a benefit of R88.0 million (fiscal 2009: R19.5 million expense) including an unwinding of the discount of R10.8 million were recorded (fiscal 2009: R9.8 million) in profit or loss.

A total of R126.1 million was invested in our various environmental trust funds as at the end of fiscal 2010, as compared to R129.7 million for fiscal 2009. The decrease is attributable to an impairment of the rehabilitation trust fund relating to the West
Witwatersrand Gold Mines (Pty) Limited amounting to R18.7 million, as a result of the transfer of the relating environmental rehabilitation provision. The shortfall between the trust funds and the estimated provisions is expected to be financed by ongoing financial contributions in available financial investments over the remaining production life of the respective mining operations, the proceeds on the disposal of remaining assets and gold from plant clean-up.

Depreciation

Depreciation charges were R190.8 million for fiscal 2010 compared to R99.2 million for fiscal 2009. The increase was mainly attributable to additional assets acquired during the last quarter of fiscal 2009 by Ergo, therefore fiscal 2010 includes a full
12 months of depreciation for these assets, the acquisition of the remaining 50% interest in the Ergo JV during the last quarter of fiscal 2010, and the decrease in the Crown life-of-mine for purposes of depreciation due to limited deposition capacity in fiscal
2009.

Retrenchment costs

Retrenchment costs decreased to R20.1 million in fiscal 2010 from R34.9 million in fiscal 2009. In fiscal 2010, these costs related to retrenchments at Blyvoor amounting to R10.9 million, retrenchments at ERPM amounting to R4.0 million and retrenchments at our corporate head office amounting to R5.2 million. These retrenchments were due to various cost reduction initiatives implemented during fiscal 2010, which included the right-sizing initiative at Blyvoor and the closure of ERPM’s underground operation.

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
Administration expenses and general costs
The administration expenses and general costs decreased in fiscal 2010 to R57.0 million from R83.6 million in fiscal
2009, a decrease of R26.6 million. The decrease was mainly due to an insurance claim received by Blyvoor amounting to
R14.1 million and cost reduction initiatives undertaken by management, including a non-recurring credit of approximately R30.0 million as a result of a decrease in the provision for post-retirement medical benefits as part of a project initiated during fiscal
2010 to optimize the synergies of DRDGOLD’s surface operations, and the resulting settlement of the post-retirement medical benefit, management has revised the assumptions used in calculating the provision.

Finance income

Finance income decreased from R206.0 million in fiscal 2009 to R200.3 million in fiscal 2010. The majority of the decrease in fiscal 2010 related to the decrease in interest received on our cash and cash equivalents which were significantly lower in fiscal 2010 than in fiscal 2009. In addition, finance income for fiscal 2010 included a R156.7 million profit on disposal of subsidiaries and R14.6 million net gain on the preference shares carried at amortized cost due to an increase in the repayment period.

Finance expenses
Finance expenses decreased from R41.7 million in fiscal 2009 to R24.1 million in fiscal 2010. A decrease in the unwinding of discount on financial liabilities measured at amortized cost and unrealized foreign exchange losses were the main reasons for the decrease from fiscal 2009 to fiscal 2010.
Income tax

The net tax charge of R8.3 million for fiscal 2010 comprised a current taxation charge of R8.5 million, a deferred tax benefit of R2.0 million and secondary tax on companies charge as a result of the dividend declared amounting to R1.8 million.
This compared to a net tax benefit relating to our operations of R28.4 million for fiscal 2009, which comprised a current taxation charge of R46.2 million and a deferred tax benefit of R74.6 million. The increase in the deferred tax benefit in fiscal 2009 was as a result of the recognition of estimated tax losses at our operations and other temporary differences which were not recognized previously. On the statement of financial position this deferred tax asset raised was offset by a deferred tax liability raised on the acquisition of ErgoGold amounting to R185.7 million. The decrease in the deferred tax benefit in fiscal 2010, was due to no acquisitions or transactions with similar tax implications taking place during fiscal 2010.
5B. LIQUIDITY AND CAPITAL RESOURCES
Operating activities
Net cash of R324.0 million was generated by operating activities for fiscal 2011 as compared to net cash generated by operating activities of R53.6 million for fiscal 2010 and R208.2 million for fiscal 2009. During fiscal 2011, the net working capital movement represented an outflow of cash of R3.3 million, compared to an outflow of R31.5 million in fiscal 2010 and an inflow of
R41.4 million in fiscal 2009. Cash generated from operating activities increased largely due to the 15% increase in the rand gold price and the 10% improvement in gold production for the year, which resulted in a significant rise in the group’s revenue. Although
Blyvoor contributed towards the increase in cash generated from operating activities, our surface retreatment operations generated most of the cash flows from operating activities.

Investing activities
Net cash utilized by investing activities amounted to R335.2 million in fiscal 2011 compared to R226.4 million in fiscal
2010 and R593.4 million in fiscal 2009.
In fiscal 2011, cash utilized by investing activities mainly consisted of R317.3 million in additions to property, plant and equipment, of which R176.8 million related to the Crown/Ergo pipeline project. In addition, R22.6 million was spent on environmental trust funds and rehabilitation payments. In fiscal 2010, cash utilized by investing activities mainly consisted of
R194.0 million in additions to property, plant and equipment, and R40.4 million for the acquisition of the remaining 50% of the Ergo
JV. Cash utilized by investing activities in fiscal 2009, mainly consisted of R345.1 million in additions to property, plant and equipment and R277.8 million for the acquisition of the remaining 50% of ErgoGold.
Total capital expenditure (cash) for fiscal 2011 was R317.3 million. Capital expenditure was predominantly on the
Crown/Ergo pipeline project, Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant continuing capital projects for fiscal 2011 included:
•     Blyvoor for opening up and development amounting to R57.2 million, equipment replacement amounting to R25.3 million and R13.2 million for other equipment and tailings facility management;
•     Crown for long-lead items relating to the Crown/Ergo pipeline project amounting to R119.7 million and for tailings deposition site maintenance of R27.9 million; and
•     Ergo for construction, commissioning and refurbishment of the refurbishment of the second CIL circuit amounting to R29.4 million and expansion of the tailing complex amounting to R27.7 million.

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
We anticipate decreasing our capital expenditure in fiscal 2012 by about 23% from our capital expenditure for fiscal
2011 on operations. We expect to incur R244.0 million of capital expenditure on mining equipment and development, upgrading current metallurgical plants and tailings facilities as follows:
•     Blyvoor – R112.5 million;
•     Crown – R56.0 million;
•     Ergo – R59.0 million;
•     Exploration in Zimbabwe – R16.5 million.

Financing activities
Net cash inflow from financing activities was R81.3 million in fiscal 2011 compared to a net cash inflow of R7.8 million in fiscal 2010. In fiscal 2009 the net cash outflow from financing activities was R85.8 million.
During fiscal 2011, the net inflow consisted of R108.0 million raised through a Domestic Medium Term Notes Program, which had been offset by an R8.3 million repayment of borrowings and a dividend payment of R19.2 million.
During fiscal 2010, we issued 6,620,413 shares for cash consideration of R29.9 million and we issued 262,663 shares to the share option scheme for a consideration of R1.0 million. Costs relating to these share issues were incurred, amounting to R2.0 million. A dividend of R19.0 million was paid and there was a repayment of borrowings amounting to R2.1 million.

During fiscal 2009, we issued 1,429,715 shares to the share option scheme for a consideration of R6.7 million, a dividend of
R37.7 million was paid and there was a repayment of borrowings amounting to R54.4 million.
Borrowings and funding
Our external sources of capital include the issuance of debt, bank borrowings, loan notes and the issuance of equity securities, which include the following:
Effective July 31, 2007 and March 1, 2008, Ergo entered into two separate loan facilities, amounting to R85.3 million, with
AngloGold Ashanti Limited for the purchase of the remaining movable and immovable assets of Ergo. The facilities were repayable in equal monthly installments over 23 and 19 months, respectively, of which the final installment was made during fiscal 2010. The loans bore interest at the prime lending rate, which was 10.0% at June 30, 2010. The loan was secured over the assets that were purchased from AngloGold Ashanti Limited. The facilities were repaid in full early in fiscal 2010, therefore, as of such date the facilities were no longer in place.

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

On October 1, 2010 Ergo Mining Operations (formerly DRDGOLD SA), established a R500 million Domestic Medium
Term Note Programme, or DMTN Programme, under which it may from time to time issue notes. On October 1, 2010, Ergo
Mining Operations successfully issued R108 million in notes under the DMTN Programme and the different notes issued mature
12 and 24 months from the date of issue and bear interest at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum. The loan notes with a 12 month maturity, amounting to R78.0 million, are repayable on October 3, 2011. The remaining loan notes with a 24 month maturity, amounting to R30.0 million, are repayable on October 3, 2012.

Anticipated funding requirements and sources

At June 30, 2011, we had cash and cash equivalents of R259.1 million, and positive working capital (defined as current assets less current liabilities) of R100.0 million, compared to cash and cash equivalents of R188.2 million and positive working capital of R132.9 million at June 30, 2010 and cash and cash equivalents of R352.7 million and positive working capital of
R224.5 million at June 30, 2009. At September 30, 2011, our cash and cash equivalents were R293.9 million.

Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet our anticipated commitments for fiscal 2012 as described above.

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
5D. TREND INFORMATION

During the first quarter of fiscal 2012, we produced 63,562 ounces at average cash costs of R297,808 per kilogram from our operations. Gold production from our operations for the second quarter of fiscal 2012 is expected to be in line with the first quarter results. Cash costs for the second quarter of fiscal 2012 are expected to be slightly lower due to winter tariffs for electricity applying during the first quarter of fiscal 2012.

For the full year fiscal 2012, we are forecasting gold production from our operations of approximately 269,203 ounces at cash costs of approximately R288,747 per kilogram, based on an exchange rate assumption of approximately $1.00/R7.27. Our ability to meet the full year’s production target could be impacted by, amongst other factors, seismicity, lower grades, achieving the targets set at Ergo and timely installation of the Crown/Ergo pipeline. We are also subject to cost pressures due to increases in labor costs; increases in crude oil, steel, electricity and water prices; unforeseen changes in ore grades and recoveries; unexpected changes in the quality or quantity of reserves; unstable or unexpected ground conditions and seismic activity; technical production issues;
environmental and industrial accidents; gold theft; environmental factors; and pollution, which could adversely impact the forecasted cash costs for fiscal 2012.
5E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Estimated and actual payments due by period
Total
Less than
1 year
Between
1-3 years
Between
3-5 years
More than 5
years
R’000               R’000           R’000         R’000            R’000
Loan notes (including interest) ........................................... 116,517 85,717 30,800 - -
Purchase obligations – contracted capital expenditure
1
........
50,370             50,370                -
- -
Preference shares held by Khumo Gold SPV (Pty) Limited
and the DRDSA Empowerment Trust (including interest)....
162,937 - - - 162,937
Environmental rehabilitation, reclamation and closure
costs
2
................................................................................ 490,225 19,049 - - 471,176
Total contractual cash obligations ...................................
820,049           155,136
30,800
-           634,113
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2011 and as of
June 30, 2010, our board consisted of six directors.

In accordance with JSE listing requirements and our Memorandum of Incorporation, or MOI, one third of the directors comprising the board of directors, on a rotating basis, are subject to re-election at each annual general shareholders’ meeting.
Additionally, all directors are subject to election at the first annual general meeting following their appointment. Retiring directors normally make themselves available for re-election.

The address of each of our Executive Directors and Non-Executive Directors is the address of our principal executive offices.

Executive Directors
Daniël Johannes Pretorius (44) Chief Executive Officer. Mr. D.J. Pretorius was appointed as Chief Executive Officer
Designate on August 21, 2008. On January 1, 2009 he succeeded Mr. John William Cornelius Sayers as Chief Executive Officer. Mr.
Pretorius holds a B Proc, LLB degree and was appointed Group Legal counsel for the Company in February 2003. He has 18 years of experience in the mining industry. He was appointed as Chief Executive Officer of Ergo Mining Operations, previously known as
DRDGOLD SA, in July 2006 and is also an alternate director of Rand Refinery Limited.

Craig Clinton Barnes (41) Chief Financial Officer. Mr. C.C. Barnes joined the Company in August 2004 as Group Financial
Accountant. A Chartered Accountant, he has a B Com degree from the University of the Witwatersrand, or Wits University, and a B
Com Honors degree from the University of South Africa, or Unisa. Prior to joining the Company, he was head of financial reporting for Liberty Group Limited and he has over 17 years financial experience. He was appointed as Chief Financial Officer of Ergo
Mining Operations in July 2006 and as Chief Financial Officer of DRDGOLD in May 2008.

Non-Executive Directors
Geoffrey Charles Campbell (50). Mr. G.C. Campbell was appointed as Non-Executive Director in 2002, as a Senior
Independent Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on gold mines in Wales and Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the Merrill Lynch Investment Manager’s Gold and General Fund, one of the largest gold mining investment funds. He was also Research Director for Merrill Lynch Investment Managers. Mr. G.C. Campbell is also a director of
Oxford Abstracts.

Robert Peter Hume (71). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. He has 41 years experience in the field of auditing, including 18 years as a partner in the East London (South Africa) office of KPMG. Since retiring from KPMG in
1999, he has been an Investment Manager at Nvest Securities (Pty) Limited (formerly Sasfin Frankel Pollak) in East London.
James Turk (64). Mr. J. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of
GoldMoney Network Limited, formerly G.M. Network Limited (also known as GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George Washington University with a BA degree in International Economics in
1969, he has specialized in international banking, finance and investments. After starting his career with Chase Manhattan Bank (now
J.P. Morgan Chase) he joined RTB Inc., a private investment and trading company of a prominent precious metals trader in 1980. He moved to the United Arab Emirates in 1983 as Manager of the Commodity Department of the Abu Dhabi Investment Authority.
Since resigning from this position in 1987, he has written frequently on money and banking.

Edmund Jeneker (49). Mr. E.A. Jeneker (SAIPA, FIAC, Cert.Dir(IoD)) was appointed a Non-Executive Director on
November 1, 2007. He trained as an accountant and has over 20 years’ experience in finance, taxation, business strategy and general management at Grant Thornton, SwissReSA, World Bank Competitiveness Fund and Deloitte. He is active in community development and serves as a member of the Provincial Development Commission of the Western Cape Provincial Government.
He currently holds the position of Managing Executive – Absa AllPay Consolidated Investment Holdings at Absa Group Limited.

Senior Management
David Johannes Botes (54) Group Risk Manager. Mr. D.J. Botes (Dip Comm, HDip Tax) joined DRDGOLD on September
7, 1988 as Group Financial Manager. He was appointed Group Risk Manager on February 1, 2003. He has 28 years of financial management experience.

Jacob Hendrik Dissel (53) Group Financial Manager. Mr. J.H. Dissel (B Comm Hons) joined DRDGOLD as Group
Financial Manager in October 1999. He has 28 years experience in the mining industry

Themba John Gwebu (47) Executive Officer: Legal, Compliance and Company Secretary. Mr. T.J. Gwebu (B Iuris, LLB,
LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He
was appointed to the position of Company Secretary in April 2005 and Executive Officer: Legal, Compliance and Company
Secretary on January 1, 2007.
Henry Gouws (42) Managing Director: Ergo. Mr. H. Gouws graduated from Technicon Witwatersrand and obtained a
National Higher Diploma in Extraction Metallurgy in 1991. He completed a MDP in 2003 through Unisa School of Business
Leadership. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He was appointed to this current position with effect from October 1, 2011. He has 24 years experience in the mining industry.

Kevin Peter Kruger (43) Managing Director: Chizim Gold. Mr. K.P. Kruger holds a BSc degree in mechanical engineering from Wits University and joined the Company in 1994. Previously the Engineering Manager at the Company’s North West
Operations, he was appointed to his current position with effect from October 1, 2011.
Charles Methley Symons (57) Chief Operating Officer. Mr. C.M. Symons joined the mining industry in February 1977 and transferred to Crown in January 1986 where he was appointed General Manager in 1995. He holds a Masters degree in Business
Leadership and a B Comm degree from Unisa, and he also has a National Diploma in Extractive Metallurgy. He was appointed
Executive Officer: Surface Operations on January 1, 2008, Executive Officer: Operations on May 11, 2010 and Chief Operating
Officer with effect from October 1, 2011.

              Phillip Watters (55) General Manager Projects. Mr. P. Watters joined the Company in 2002 and took up his current position on August 1, 2005. He was previously General Manager ERPM. Mr. P. Watters, who obtained a Mine Manager’s certificate of
Competency in May 1993, has a total of 36 years experience in mining, 24 years of which were spent with Gold Fields and four with
Anglo American. His career includes both production and project management experience.

William Stanly Owen O’Brien (47) General Manager: Blyvoor. Mr. W.S.O. O’Brien was appointed General Manager:
Blyvoor on September 25, 2008. He was previously employed by Harmony Gold where he held various management positions. He has 27 years of experience in the mining industry and holds a Mine Manager’s Certificate of Competency.

Martin Bruce Ebell (53) Manager Metallurgical Technical Services. Mr. M.B. Ebell joined the Company in 2008 as
Manager Metallurgical Technical Services. He was previously employed by Bateman Minerals and Metals, Alex Steward Assayers,
Dowding Reynard and Associates, Millsell/Henry Gould and Rand Mines, and has 30 years of experience in the field of extractive metallurgy in various managerial, consulting and project engineering positions. He is registered professional engineer and a member of SAIMM and MMMA and holds a MEng (MEM) USA, BSc (Eng) Minerals Processing, B Comm degrees and a MDP certificate.

              Ryno Botha (39) Mineral Resource Manager: Mr. R. Botha joined the Company on December 6, 2004 and was promoted to his current position as Mineral Resource Manager on November 1, 2008. He was previously employed by JCI, Amplats, Anglo
Platinum and has 19 years of mining experience. He holds a M(Eng) in Mineral Resource Management, Graduate Diploma in
Engineering (MRM), National Higher Diploma in Mineral Resource Management, National Diploma in Mine Surveying and a Mine
Surveyor’s Certificate of Competency.

Barry Gordon de Blocq (49) General Manager Corporate Services. Mr. de Blocq joined DRDGOLD in September 1998 from AngloGold, where he was Divisional Industrial Relations Manager. He holds a B Soc Sc, degree and was promoted to his current position on January 1, 2010. He has 24 years experience in the mining industry.
There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.

6B. COMPENSATION
Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of
Non-Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2011 was
R15.6 million. Non-Executive Directors receive the following fees:
•     Base fee as Non-Executive Chairman of R1,144,238 per annum;
•     Base fee as Non-Executive Directors of R508,550 per annum;
•     Annual fee for Audit Committee Chairman of R50,856;
•     Annual fee for Audit Committee member of R25,428;
•     Annual fee for Nominations Committee Chairman of R19,071;
•     Annual fee for Nominations Committee member of R9,535;
•     Annual fee for the chairman of Remuneration Committee, Risk Committee, and Transformation and Social Development
Committee of R38,142;
•     Annual fee for members of Remuneration Committee, Risk Committee and Transformation and Social Development
Committee of R19,071 each;
•     Half-day fee for participating by telephone in special board meetings;
•     Daily fee of R19,071 and hourly rate of R2,542.80; and
•     The Chairman of the board to receive committee fees.
Non-executive directors’ fees to be adjusted annually on the basis of the consumer price index.
The following table sets forth the compensation for our directors for the year ended June 30, 2011:
Directors

Basic
salary/board
fees
(R'000)
Retirement fund
contributions/
bonus/restraint
of
trade/expenses
(R'000)

Total
(R'000)

Share
option
scheme
gains
(R'000)
Executive
D.J. Pretorius
................................................                4,188                      3,779               7,967                     -
C.C. Barnes
..................................................                 2,892                      1,535              4,427                     -
Subtotal .......................................................
7,080                      5,314
12,394                     -
Non-Executive
G.C. Campbell
..............................................                 1,371
-               1,371
-
R. Hume
.......................................................                    647
-                  647                     -
J. Turk
..........................................................                    544
-                  544                     -
E.A. Jeneker 624 - 624 -
Subtotal .......................................................
3,186
-
3,186
-
Prescribed officers
1
C.M. Symons ................................................
1,914                      1,222
3,136                     -
T.J. Gwebu
1,768                         868
2,636 -
Subtotal .......................................................               3,682
2,090               5,772
-
Total ............................................................              13,948
7,404             21,352
-
See also Item 6E.: “Share Ownership” for details of share options held by directors.
1
   The Companies Act, 2008 (Act 71 of 2008), under section 30, requires the remuneration of prescribed officers, as defined in regulation 38 of Company Regulations 2008, to be disclosed with that of directors of the Company. A person is a prescribed officer if they have general executive authority over the company, general responsibility for the financial management or management of legal affairs, general managerial authority over the operations of the company or directly or indirectly exercise or significantly influence the exercise of control over the general management and administration of the whole or a significant portion of the business and activities of the company.

Compensation of senior management

Our senior management comprises its executive directors, prescribed officers and executive officers. Under the JSE
Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than executive directors, non-executive directors and prescribed officers. However, the aggregate compensation paid to senior management, excluding compensation paid to Executive Directors, in fiscal 2011 was R22.1 million (fiscal 2010: R18.5 million), representing 11 executive officers in fiscal 2011 and 11 executive officers in fiscal 2010.

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

The Company’s executive directors, Mr. D.J. Pretorius and Mr. C.C. Barnes, entered into agreements of employment with us, on January 1, 2009 and May 5, 2008 respectively. Mr. C.C.Barnes’ service contract has been renewed for another three years, effective from May 5, 2011, by our Remuneration Committee at a meeting held in August 2011. These agreements regulate the employment relationship with Messrs. D.J. Pretorius and C.C. Barnes.

Mr. D.J. Pretorius receives from us a remuneration package of R4.2 million per annum. Mr. D.J. Pretorius is eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that he achieves certain key performance indicators.
DRDGOLD shall issue Mr. D.J. Pretorius with 100,000 ordinary DRDGOLD shares or alternatively shall pay Mr. D.J. Pretorius the cash value of 100,000 ordinary DRDGOLD shares reckoned at market value on the date that the conversion of mining rights of DRDGOLD’s South African operations is completed.
Mr. C.C. Barnes receives from us a remuneration package of R2.9 million per annum. Mr. C.C. Barnes is eligible under his employment agreement, for an incentive bonus of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that he achieves certain key performance indicators. As a further consideration for agreeing to remain in the employment of the company as set out in the agreement, the company will issue
Mr. C.C. Barnes with, up to 50% of his annual package, share options in DRDGOLD Limited on an annual basis and on the third anniversary of this agreement a bonus payment equal to 30% of his annual package.

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

Messrs. R.P. Hume, J. Turk and E.A. Jeneker each have service agreements which run for fixed periods until
September 30, 2012, October 31, 2012, and October 31, 2011 respectively. After their two year period, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice. Mr. G.C. Campbell has a service agreement which continues indefinitely until terminated by either party on not less than three months prior written notice.

6C. BOARD PRACTICES

Board of Directors
As at September 30, 2011, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and
Mr. C.C. Barnes), and four Non-Executive Directors (Messrs. G.C. Campbell, R.P. Hume, J. Turk and E.A. Jeneker). The Non-
Executive Directors are independent under the Nasdaq requirements and the South African King II and King III Reports.

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

All directors, in accordance with the Company’s MOI, are subject to retirement by rotation and re-election by shareholders. In addition, all directors are subject to election by shareholders at the first annual general meeting following their appointment by directors. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for re-election are accompanied by sufficient biographical details in the notice of the forthcoming annual general meeting to enable shareholders to make an informed decision in respect of their re-election.

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
Each subcommittee is chaired by one of the Independent Non-Executive Directors, except for the Risk Committee which is chaired by the Chief Executive Officer, who provide a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.

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

Directors' Terms of Service

The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2011:
Director                            Title                                                                                  Year first
appointed
Term of
current
office
Unexpired
term of
current office
G.C. Campbell Non-Executive Director 2002 2 years 4 months
D.J. Pretorius Chief Executive Officer 2008 3 years 6 months
C.C. Barnes¹ Chief Financial Officer 2008 3 years -
R.P. Hume Non-Executive Director 2001 2 years 15 months
E.A. Jeneker Non-Executive Director 2007 2 years 4 months
J. Turk Non-Executive Director 2004 2 years 16 months
¹Mr.
C.C. Barnes’ service contract has been renewed for another three years, effective from May 5, 2011 in the Remuneration Committee meeting held in August 2011
.
Executive Committee

As at September 30, 2011, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. C.C. Barnes, Mr. C.M.
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
Committees of the Board of Directors

Remuneration Committee

As at June 30, 2011, the Remuneration Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. G.C. Campbell, Mr. R.P.
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
As at September 30, 2011, the members of the Nomination Committee consisted of Mr. G.C. Campbell (Chairman) and Mr.
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
Audit Committee

As at June 30, 2011, the Audit Committee consisted of Mr. R.P. Hume (Chairman), Mr. G.C. Campbell and Mr. E.A.
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
Risk Committee

As at June 30, 2011, the Risk Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. J. Turk, Mr. G.C. Campbell, Mr.
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
Transformation and Sustainable Development Committee
The board, taking into account that all the group’s operations are now based in South Africa and in order to achieve the triple bottom line espoused in the King II and King III Reports and in order to reach the empowerment goal to which it is committed, establishing a committee, the focus of which will be transformation and sustainable development. The terms of reference were approved by the board at the August 2008 meeting. The board has resolved to convert the current Transformation and Sustainable Development Committee in the Social and Ethics Committee which the Company is required to set up in terms of the Companies Act, 2008. The objectives of this committee are:
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
As at September 30, 2011, the Transformation and Sustainable Development Committee consisted of Mr. E.A. Jeneker
(Chairman), Mr. D.J. Pretorius and Mr. C.C. Barnes.

6D. EMPLOYEES

Employees

The geographic breakdown of our employees (including contractors who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:
Year ended June
30
2011
2010
2009
South Africa ................................................................................................................................ 6,875 6,409 6,715

The total number of employees at June 30, 2011, of 6,875 comprises 1,715 contractors and 5,160 employees who are directly employed by us and our subsidiary companies. As of September 30, 2011, we had 6,916 employees (including 1,760 contract employees). The increase in the number of employees in fiscal 2011 is mainly due to the learnerships signed on across the operations.
As of June 30, 2011, the breakdown of our employees by main categories of activity for the periods below was as follows:
Year ended June 30,
Category of Activity
2011          2010          2009
Mining - Our Employees ..............................................................................................................
2,719         2,368         2,832
Mining - Contractors ....................................................................................................................
1,715         1,749         1,846
Engineering .................................................................................................................................
1,164         1,113            839
Metallurgy ..................................................................................................................................
687            672            699
Mineral Resources .......................................................................................................................
92              91              97
Administration.............................................................................................................................
134            126            161
Environmental .............................................................................................................................
71              62              48
Human Resources ........................................................................................................................
245            183            135
Medical .......................................................................................................................................
18              17              23
Safety .........................................................................................................................................
30              28              35
Total ...........................................................................................................................................
6,875         6,409         6,715

Labor Relations

As at June 30, 2011, we employed and contracted 6,875 people in South Africa. Approximately 86% of South African employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the
South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD/NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a
DRDGOLD SA level, while operations level forums continue to deal with local matters.

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
On September 27, 2011, DRDGOLD announced that the Business Rescue Practitioner overseeing business rescue proceedings at Blyvoor has given notice of Blyvoor’s intention to enter a 60-day consensus-seeking process in terms of Section 189 (3) of the
Labour Relations Act with the National Union of Mineworkers, or NUM, and United Association of South Africa, or UASA –
The Union, to consider reducing employee numbers by approximately 500 employees. The reason for the need to consider the reduction is that Blyvoor – under business rescue proceedings in terms of Chapter 6 of the Companies Act since June this year –
has been unable to meet production and financial targets, a situation exacerbated by higher utility costs. Blyvoor is proposing voluntary separation and application of the principle of “last in, first out” as among the mechanisms to be applied to effect the required reduction in employee numbers. Measures currently under consideration to achieve a targeted 30% improvement in the cost of production in R/kg terms, and thus to avoid employee reduction, include:
•     a reduction in overtime expenditure;
•     an increase in available work time and subsequent re-organisation of shifts;
•     a re-evaluation of the profitability of 6 Shaft, 4 Shaft and the Reef Picking Project;
•     a reduction of departmental costs by 10%; and
      revised mining plans.

As at September 30, 2011, we were still engaged in wage negotiations at all of our operations for the fiscal 2012 and 2013 wage increases. In October 2011, Blyvoor signed a three-year wage settlement agreement with the NUM and UASA. In terms of the settlement, employees in Categories 4 and 5 miners would receive a 7% increase and employees in Categories 6 - 8, miners, artisans and Officials would receive a 6% increase in each year, with the third year being the greater of these percentages or CPI as at 1 July 2013. In addition, employees in both recognition units will participate in a gold price/profit linked profit share bonus scheme, in terms of which their overall increases can rise to a total of 15%. Blyvoor’s wage settlement agreements were concluded without any industrial action by either NUM or UASA.

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
Safety statistics

Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our 2011 overall safety statistics for our managed mines:

(Per million man hours)
Year ended June 30,
2011
2010
Lost time injury frequency rate (LTIFR)
1
.................................................................................... 16.36 9.08
Reportable incidence
1
................................................................................................................ 5.14 3.20
Fatalities
1
..................................................................................................................................
0.04                      0.11
Number of fatalities (average per month) ....................................................................................
0.08                      0.17
6E. SHARE OWNERSHIP
As of September 30, 2011, options to purchase ordinary shares held by directors were as follows:

Directors
Options
at
June 30,
2010
Options
granted
during
the
period
Average
Purchase
price of
option
granted
(R)
Average
Exercise
price (R)
Options
exercised
during
the
year
Average
Exercise
Price (R)
Options
lapsed
during
the
year
Options at
September
30,
2011
Expiration
Dates
2
Non-Executive
G.C. Campbell.............
57,994                 -
19.35                 -                 -                 -                -
57,994 3/20/2012-
6/17/2015
R.P. Hume................... 77,907
-
16.92                 -                 -                 -                -
77,907 10/1/2011-
6/17/2015
Executive
C.C. Barnes ................. 801,226 366,878
4.77                 -                 -                  -                -
1,168,104 11/1/2014-
10/20/2018
D.J. Pretorius
...............  1,283,486                 -
6.19                 -                 -                  -                -
1,283,486 4/22/2013-
10/20/2018
Prescribed Officers
C.M. Symons ..............
915,025      167,800
5.66 - -
-      (14,000)    1,068,825  30/4/2012-
20/10/2018
T.J. Gwebu .................. 586,922 236,600
4.73                 -                 -                 -                  -
823,522 26/4/2014-
20/10/2018

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

Under the listings requirements of the JSE, we are not required to disclose, and we do not otherwise disclose or ascertain, share ownership of individual officers in our share capital. However, to the best of our knowledge, we believe that our ordinary shares held by executive officers, in aggregate, do not exceed one percent of the Company’s issued ordinary share capital. For details of share ownership of directors see Item 7A.: “Major Shareholders.”

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
G.C. Campbell and R.P. Hume) have share options under the Scheme; however, no new share options have been issued to Non-
Executive Directors since December 2004. In compliance with JSE Listing Requirements, DRDGOLD has amended the terms of the share option scheme, with the amendment being approved at the annual general meeting on November 26, 2010. According to the
JSE Listing Requirements, options awarded to an individual employee are subject to a cumulative upper limit of two million options which is lower than the previous 2% of the Company’s issued share capital. In addition, a maximum of 40 million options are available for utilization under the share option scheme which is lower than the previous 15% of the issued ordinary shares. As at
September 30, 2011, the number of issued and exercisable share options was approximately 5.6% of the issued ordinary share capital, representing 21.6 million of the available 40 million share options. In addition, the participants in the Scheme are fully taxed based on individual tax directives obtained from the South African Revenue Service on any gains realized on the exercise of share options.

The price at which an option may be granted will be, in respect of each share which is the subject of the option, the volume weighted average price of a share on the JSE for the seven days on which the JSE is open for trading, preceding the day on which the employee is granted the option. The allocation date will be the date when the directors approve allocation of share options. Each option remains in force for five years after the date of grant (ten years if issued prior to 2009), subject to the terms of the option plan.
Options granted under a plan vest primarily according to the following schedule over a maximum of a three year period:
Percentage vested in each period
Period after the original date of the option grant
25%                                                                                             6 months
25%                                                                                                1 year
25%                                                                                               2 years
25%                                                                                               3 years

Any options not exercised within five years (issued prior to 2009: ten years) from the original date of the option grant will expire and may not thereafter be exercised. The previous bi-annual allocation of options was changed in April 2006 to an annual allocation.

Options to purchase a total of 21,582,927 ordinary shares were outstanding on June 30, 2011, of which options to purchase
16,011,187 ordinary shares were currently exercisable. In fiscal 2011, a total of 72 employees participated in the Scheme including
Executive Directors and other senior employees. The outstanding options are exercisable at purchase prices that range from R3.50 to
R29.10 per share and expire five years (issued prior to 2009: ten years) from the date of issue to the participants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS

As of September 30, 2011, our issued capital consisted of:
•     384,884,379 ordinary shares of no par value; and
•     5,000,000 cumulative preference shares.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

Based on information available to us, as of September 30, 2011:
•     there were 6,509 record holders of our ordinary shares in South Africa, who held approximately 82,758,985 or approximately 21.5% of our ordinary shares;
•     there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
•     there were no US record holders of our ordinary shares, excluding those shares which are held as part of our ADR program;
       and
•     there were 718 record holders of our ADRs in the United States, who held approximately 221,952,638 (22,195,264 ADRs)
      or approximately 57.7% of our ordinary shares.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30,
2011 by:
•     each of our directors; and
•     any person whom the directors are aware of as at September 30, 2011 who is interested directly or indirectly in 5% or more of our ordinary shares.
Shares Beneficially
Owned
Holder
Number    Percent
D.J. Pretorius ......................................................................................................................................
*               *
C.C. Barnes ........................................................................................................................................
*               *
J. Turk ................................................................................................................................................
*               *
G.C. Campbell ....................................................................................................................................
*               *
R.P. Hume ..........................................................................................................................................
*               *
E.A. Jeneker .......................................................................................................................................
*               *
Soges Fiducem SA (Brussels) .............................................................................................................. 27,967,538 7.3%
Investec .............................................................................................................................................. 22,761,813 5.9%
Bank of New York ADRs ....................................................................................................................
101 Barclay Street
New York, NY 10011
221,952,638      57.7%

* Indicates share ownership of less than 1% of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of September 30, 2011, are treated as outstanding for computing the percentage of any other person. As of
September 30, 2011, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 57.7% of our issued ordinary shares through our ADR program, Soges Fiducem SA which holds 7.3% and Investec which holds 5.9%. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, 50 Constantia Boulevard, Constantia Kloof Ext. 28, Roodepoort, 1709, South Africa.

Cumulative Preference Shares

Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares.
Randgold's address is 23 Southerland Avenue, Craighall Park, Johannesburg, South Africa.

The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months. The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the
Argonaut mineral rights acquired from Randgold in September 1997. They will only obtain their potential voting rights once the
Argonaut Project becomes an operational gold mine, and dividends accrue to them. The prospecting rights have since expired and the
Argonaut Project terminated. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on the disposal of all or substantially all of our assets or mineral rights. There is currently no active trading market for our cumulative preference shares. No shareholder has voting rights which differ from the voting rights of any other shareholder.
On May 1, 2005, the Argonaut mineral rights reverted to the South African State, in terms of the MPRD Act. On February 6, 2006, a prospecting right covering an area of 969 hectares over part of the Argonaut Project was obtained.
7B. RELATED PARTY TRANSACTIONS

Rand Refinery Limited (RRL) agreement

On October 12, 2001, we entered into an agreement with RRL for the refining and sale of all of our gold produced in South
Africa. Under the agreement, RRL performs the final refining of our gold and casts it into troy ounce bars. RRL then usually sells the gold on the same day as delivery, for the London afternoon close price on the day the gold is sold. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. This amounted to R6.0 million, Rnil and R4.1 million for fiscal 2011, 2010 and 2009, respectively. Mr. T.J. Gwebu, Executive Officer: Legal, Compliance and Company Secretary
of DRDGOLD is a director of RRL and a member of their Audit Committee and Remuneration Committee. Mr. D.J. Pretorius, CEO
of DRDGOLD Limited, is an alternate director of RRL. The Company currently owns 4% (Fiscal 2010: 4%) of RRL (which is jointly owned by South African mining companies), which is disclosed in our financial statements, however the Company believes it has the right to a further 6.22% in RRL which is currently being brought to RRL’s attention and the Company will contest if this additional interest is not awarded.

Management service agreements

We provide management services for Ergo Mining Operations, Blyvoor, Crown and ERPM under management service agreements entered into with each of them. These services include financial management, gold administration, technical and engineering services, mineral resource services and other management related services. We own a 74% interest in Ergo Mining
Operations and Blyvoor. Crown and ERPM are wholly-owned subsidiaries of Ergo Mining Operations. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.
The management services at Blyvoor (up until September 30, 2010 which is the date the group restructured and the groups interest in Blyvoor was transferred from Ergo Mining Operations to DRDGOLD), Crown and ERPM are provided by Ergo Mining
Operations. Ergo Mining Operation’s management fee for services performed in fiscal 2011 at Blyvoor was R4.1 million (2010:
R17.6 million), Crown R16.5 million (2010: R17.6 million) and ERPM R16.5 million (2009: R17.6 million). Management fees recovered from Ergo Mining Operations were R23.3 million (2009: R34.6 million) and from Blyvoor (from October 1, 2010)
R12.3 million (2010: Rnil).

Ergo Mining Operations receives interest from Blyvoor (up until September 30, 2010 which is the date the group restructured and the groups interest in Blyvoor was transferred from Ergo Mining Operations to DRDGOLD), Crown and ERPM.
Ergo Mining Operation’s interest received in fiscal 2011 from Blyvoor was R1.2 million (2010: R2.2 million), Crown R0.8 million
(2010: R0.2 million) and ERPM R30.6 million (2010: R33.9 million). Interest recovered from Ergo Mining Operations were
R26.8 million (2010: R33.3 million) and from Blyvoor (from October 1, 2010) R3.2 million (2010: Rnil).

Consultancy agreement
On June 23, 2008, Ergo Mining Operations approved a consultancy agreement with Khumo Gold SPV (Pty) Limited, or
Khumo Gold, to provide guidance and participate in the Company’s transformation initiatives, which owns 20% of Ergo Mining
Operations and Blyvoor. The agreement provides for a monthly retainer of R200,000
.
During the year ended June 30, 2011, consultancy fees were paid to Mr. P Judge who is a shareholder of Khumo Gold amounting to R0.5 million.

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
5.     Not applicable.
6.     Not applicable.
7.     See under Item 4D.: "Property, plant and equipment—Legal Proceedings."
8.     Please see Item 10B.: "Memorandum and Articles of Association."
8B. SIGNIFICANT CHANGES

For a discussion of significant changes that have occurred since June 30, 2011, the date of the last audited financial statements included in this Annual report, please see Note 33 “Subsequent Events” under Item 18.: "Financial Statements," which describes post balance sheet (statement of financial position) events.

ITEM 9. THE OFFER AND LISTING
9A.
OFFER AND LISTING DETAILS

The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the Nasdaq Capital Market.
Price
Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Year Ended
High      Low       High      Low
Ordinary
Share          ADSs
1
June 30, 2007 ................................................................................. 11.50 3.70 1.63 0.54 829,879 3,088,840
June 30, 2008 ................................................................................. 10.25 3.50 13.52 4.73
1,200,052         260,761
June 30, 2009 ................................................................................. 9.55 2.86 10.59 2.85 932,905 186.575
June 30, 2010 ................................................................................. 6.98 3.20 9.00 4.07 691.256 209,087
June 30, 2011 ................................................................................. 4.00 2.80 6.23 3.92 558,675 113,932
Price Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Quarter
High       Low     High      Low
Ordinary
Share            ADSs
1
Q1 July – September 2009 .............................................................. 6.98 5.24 9.00 6.54 496,655 160,990
Q2 October – December 2009......................................................... 5.96 3.20 8.05 4.45 1,021,809 292,438
Q3 January – March 2010............................................................... 5.71 3.60 7.90 4.61 757,818 261,006
Q4 April – June 2010 ..................................................................... 4.06 3.30 5.43 4.07 480,962 123,003
Q1 July – September 2010 .............................................................. 3.79 2.80 5.35 3.92 662,904 84,599
Q2 October – December 2010......................................................... 3.82 3.04 5.65 4.60 505,415 102,819
Q3 January – March 2011............................................................... 3.55 2.88 5.30 4.40 374,581 104,749
Q4 April – June 2011 ..................................................................... 4.00 2.98 6.23 4.26 699,962 164,055
Q1 July – September 2011 .............................................................. 4.89 2.97 5.79 4.21 912,881 135,675
Price Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading Volume
Month Ended
High       Low     High      Low
Ordinary
Share             ADSs
April 30, 2011................................................................................ 4.00 3.40 6.11 5.10 1,333,700 237,908
May 31, 2011 ................................................................................ 4.00 3.40 6.23 4.72 381,774 151,336
June 30, 2011................................................................................. 3.66 2.98 5.33 4.26 459,795 109,057
July 31, 2011 ................................................................................. 3.51 3.09 5.10 4.43 291,106 81,936
August 31, 2011 ............................................................................. 3.91 2.97 5.48 4.21 981,189 151,292
September 30, 2011 ....................................................................... 4.89 3.67 5.79 4.90 1,438,085 169,751
The cumulative preference shares are not traded on any exchange.
There have been no significant trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2011, nor have there been any significant trading suspensions with respect to our ADRs on the Nasdaq Capital Market since our listing on that market.

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
Exemption from the quorum requirements

Nasdaq’s Marketplace Rules, which apply to all companies listed on the Nasdaq Stock Market and Nasdaq Capital Market, state in Rule 5620(c) that the minimum quorum for any meeting of holders of the company’s common stock must be no less than 33
1/3 % of the issuer’s outstanding shares. Consistent with the practice of companies incorporated in South Africa, our Memorandum of Incorporation only require a quorum of three members. As a result, and in connection with the listing of our ADSs on the Nasdaq
National Market in July 1996, we requested, and Nasdaq granted us in October 1996, an exemption from compliance with the Rule
5620(c) quorum requirement.

9D. SELLING SHAREHOLDERS

              Not applicable.

9E. DILUTION

              Not applicable.

9F. EXPENSES OF THE ISSUE
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
10A. SHARE CAPITAL

Not applicable.
10B. MEMORANDUM AND ARTICLES OF ASSOCIATION
1

Description of Our Memorandum and Articles of Association and Ordinary Shares

As of June 30, 2011, we had authorized for issuance 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value. On that date, we had issued 384,884,379 ordinary shares and 5,000,000 cumulative preference shares.

As of September 30, 2011, we had authorized for issuance 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value. On that date, we had issued 384,884,379 ordinary shares and 5,000,000 cumulative preference shares.

Set out below are brief summaries of certain provisions of our Memorandum of Incorporation
1
, or our MOI, the South
African Companies Act, 2008 (as amended), or the Companies Act, and the requirements of the JSE, all as in effect on September 30,
2011. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the
MOI, the Companies Act, and the requirements of the JSE.

We are registered under the Companies Act of South Africa under registration number 1895/000926/06. As set forth in our
Memorandum of Incorporation, our purpose is to explore and exploit mineral rights and establish and own mining enterprises.

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

The King Report on Corporate Governance for South Africa (King III Report) which came into effect on March 1, 2010, sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with the board practice, all remuneration of directors is approved by the Remuneration and Nominations Committee.
1
The Companies Act, 2008 (Act 71 of 2008) came into operation on May 1, 2011. However, the current Memorandum and Articles of
Association are now called the Memorandum of Incorporation and will remain in place until amended by the company. Companies have been given a period of two years within which to amend their Memorandum of Incorporation. DRDGOLD has a project in place to determine the impact of and implement the necessary amendments.

DRDGOLD commits itself to observing the provision of the King III Report and enforcing these to the extent possible within the context of the report’s ‘apply or explain’ principle.

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

Our MOI provide that if at a meeting convened upon request by our shareholders a quorum is not present within one half hour after the time selected for the meeting, such meeting shall be dissolved. The necessary quorum is three members present in person or represented by proxy.

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

Ownership Limitations

There are no limitations imposed by our MOI or South African law on the rights of shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Winding-up

If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of September 30, 2011, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

Reduction of Capital

We may, by special resolution, reduce the share capital authorized by our MOI, or reduce our issued share capital including, without limitation, any stated capital, capital redemption reserve fund and share premium account by making distributions and buying back our shares.

Amendment of the MOI

Our MOI may be altered by the passing of a special resolution or in compliance with a court order. The Board may also amend the MOI by increasing or decreasing the number of authorized shares, classifying or reclassifying shares, or determining the terms of shares in a class. A special resolution is passed when the shareholders holding at least 25% of the total votes of all the members entitled to vote are present or represented by proxy at a meeting and, if the resolution was passed on a show of hands, at least 75% of those shareholders voted in favor of the resolution and, if a poll was demanded, at least 75% of the total votes to which those shareholders are entitled were cast in favor of the resolution.

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

Distributions

Under an amendment to the MOI on October 21, 2002, we are authorized to make payments in cash or in specie to our shareholders in accordance with the provisions of the Companies Act and other consents required by law from time to time. We may, for example, in a general meeting, upon recommendation of our directors, resolve that any surplus funds representing capital profits arising from the sale of any capital assets and not required for the payment of any fixed preferential dividend, be distributed among our ordinary shareholders. However, no such profit shall be distributed unless we have sufficient other assets to satisfy our liabilities and to cover our paid up share capital.
10C. MATERIAL CONTRACTS

Facility Agreement between Investec Bank limited (“the Lender”) and DRDGOLD Limited (“the Borrower”) dated March 31,
2009.

Under this agreement the Lender agreed to make available to the Borrower the total facility amount of R250 million up to
December 31, 2009, unless terminated by agreement between the parties and the parties may extend the agreement. The Borrower may discharge its obligations to pay the Lender either in cash or by allotting issuing and delivering shares to the Lender. The interest rate payable on overdue amounts shall be the rate per annum as determined by the Lender to be the aggregate of the rate for deposits in rand for a period of 90 days, which appears on the Reuters Screen SAFETY page under the caption “YIELD” at
11:00 am on the relevant Quotation Date plus 2%. The Borrower shall also pay for necessary costs and a drawdown fee of 4% of the advanced amount.

Final Heads of Agreement between Chizim Investments (Pvt) Limited (“Chizim”) and DRDGOLD Limited (“DRDGOLD”) dated
December 9, 2009

Under this agreement Chizim and DRDGOLD agreed to establish a joint venture company registered in Zimbabwe for the purposes of exploring and mining gold and other minerals for the mutual benefit of both Chizim and DRDGOLD as shareholders. Chizim and DRDGOLD shall each hold 50% shares in the issued share capital of the joint venture company to be formed. Chizim’s main initial contribution to the joint venture company will be the procurement of mining licenses and
DRDGOLD will make an initial contribution toward the venture capital of the joint venture company of R7.5 million.

Memorandum of Agreement between Ergo Uranium (Pty) Ltd (“Ergo Uranium”) and East Rand Proprietary Mines Limited
(“ERPM”) dated January 21, 2010

Under this agreement Ergo Uranium agreed to sell to ERPM claims in loan account by Ergo Uranium against Ergo
Mining (Pty) Limited (“Ergo Mining”) in aggregate of R118 million and the 300 ordinary par value shares of R1.00 each in the capital of Ergo Mining, constituting 50% of the total issued share capital in Ergo Mining. The purchase consideration for the sale of the claims and shares is R82,088,321.73. The loan was purchased due to it forming part of the shareholder’s investment in Ergo
Mining.

Heads of Agreement between East Rand Proprietary Mines Limited (“ERPM”) and Aurora Empowerment System (Pty) Limited
(“Aurora”) dated January 22, 2010

Under this agreement ERPM agreed to sell a metallurgical plant to Aurora for R20 million. Aurora was to pay a deposit of R5 million and the balance of R15 million was payable on or before June 30, 2010, however ERPM may elect to waive payment of the balance of the purchase price in exchange for the option to reclaim the Grootvlei and Marievale tailings dams for minerals. Subsequently, as at September 30, 2011, the exercise periods of the transaction expired and ERPM kept the R5 million deposit and the transaction will therefore not be completed.

Domestic Medium Term Note Programme (“DMTN Programme”) entered into by DRDGOLD South African Operations (Pty)
Limited (“Issuer”) and DRDGOLD Limited (“guarantor’) dated September 30 2010.

Under this the DMTN Programme the Issuer may from time to time issue loan notes. The maximum aggregate nominal amount of all such notes from time to time outstanding under the DMTN Programme will not exceed R500,000,000 (five hundred million South African Rand). The guarantor guarantees to the holders of the notes the due and punctual performance by the Issuer of its payment obligations under the DMTN Programme notes. The notes may be listed on the JSE Limited. ABSA Capital, a division of ABSA Bank Limited, has been appointed dealer and arranger of the notes. See Item 18 “Financial Statements” Note 22
– Loans and borrowings”.
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
•     corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R500 million to finance approved investments abroad and up to R500 million to finance approved new investments in African countries on an annual bases. Approval from SARB is required in advance for investments in excess of R500 million. On application to
       SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;
•     as a general rule, SARB requires that more than 10% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met,
       SARB may instruct that the equity be disposed of. In our experience SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and
•     remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

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

Voting rights

There are no limitations imposed by South African law or by our MOI on the right of non-South African shareholders to hold or vote our ordinary shares.

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

Income Tax and Taxation of dividends

Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of Section 10(1)(i) of the South
African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption applies to so much of any interest and dividends (which are not otherwise exempt) received from a South African source not exceeding (a) R32,000 if the taxpayer is 65 years of age or older or (b) R22,300 if the taxpayer is younger than 65 years of age at the end of the relevant tax year.

No withholding tax is deductible in respect of interest payments made to non-resident investors.
In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2011, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 43% (2010: 43% and 2009: 43%) and 35% (2010: 35%
and 2009: 35%), respectively. During those same years the tax rates for companies that did not elect the STC exemption were
34% (2010: 34% and 2009: 34%) and 28% (2010: 28% and 2009: 28%), respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of
43% for mining income and 35% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 34% tax on mining income and 28% for non-mining income. With the exception of Crown, all of the South African subsidiaries elected not to be exempt from STC.

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
However, in accordance with new amendments to the Income Tax Act, effective April 1, 2012, which will supersede
Section 10(1)(k), withholding tax of 10% will be deductable from dividends declared after the effective date as opposed to the relevant company having to pay STC over-and-above the dividend declared. These amendments are set out in Part VIII in Chapter II of the Income Tax Act. Section 64F of the amendments will set out beneficial owners who are exempt from the withholding tax, which includes resident companies receiving a dividend after the effective date being April 1, 2012. After these amendments come into operation, the Convention between the United States of America and the Republic of South Africa for the Avoidance of Double
Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the Tax Treaty, would limit the rate of this tax with respect to dividends paid on ordinary shares or ADSs to a US resident (within the meaning of the Tax Treaty) to 5 percent of the gross amount of the dividends if such US resident is a company which holds directly at least 10 percent of our voting stock and 15 percent of the gross amount of the dividends in all other cases.

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

This discussion does not address all aspects of US federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of US holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, banks and other financial institutions, insurance companies, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a “hedge,” “conversion transaction,” “synthetic security,” “straddle,” “constructive sale” or other integrated investment, persons who acquired the ordinary shares or ADSs upon the exercise of employee stock options or otherwise as compensation, persons whose functional currency is not the US dollar, or persons that actually or constructively own ten percent or more of our voting stock). This discussion addresses only US federal income tax consequences and does not address the effect of any state, local, or foreign tax laws that may apply, the alternative minimum tax or the application of the federal estate or gift tax.

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

Subject to the discussion below under the heading “Passive Foreign Investment Company”, distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For US federal income tax purposes, the amount of any distribution received by a US holder will equal the dollar value of the sum of the South African rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the “spot rate” on the date the dividend distribution is includable in such
US holder's income, regardless of whether the payment is in fact converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date such holder converts the payment into dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADSs. To the extent that these distributions exceed the US holder's tax basis in the ordinary shares or
ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading “Passive
Foreign Investment Company”. We do not intend to calculate our earnings or profits for US federal income tax purposes. US holders should therefore assume that any distributions with respect to our ordinary shares or ADSs will constitute dividend income.

“Qualified dividend income” received by individual US holders (as well as certain trusts and estates) for taxable years beginning on or before December 31, 2012 generally will be taxed at a maximum US federal income tax rate of 15% provided certain conditions are met, including a minimum holding period. This reduced rate generally would apply to dividends paid by us if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the US or (ii) our ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the US. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading “Passive Foreign Investment Company”. US holders are urged to consult their tax advisors regarding the US federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADSs.

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

Disposition of Ordinary Shares or ADSs

Subject to the discussion below under the heading “Passive Foreign Investment Company”, upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a US holder will recognize gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or
ADSs. Subject to the application of the “passive foreign investment company” rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a US holder on the taxable disposition of ordinary shares or ADSs generally will be treated as US-source gain or loss for US foreign tax credit purposes.

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
•     the amount allocated to each prior year (other than a pre-PFIC year), with certain exceptions, will be taxed at the highest tax rate in effect for that year; and
•     the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year (other than a pre-PFIC year).

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

We believe that we were not a PFIC for our 2011 fiscal year ended June 30, 2011. However, under the PFIC rules income and assets are require to be measured and classified in accordance with US federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from US federal income tax principles.
Therefore, no assurance can be given that we were not a PFIC for our 2011 fiscal year ended June 30, 2011. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

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

Under the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in taxable years beginning after the date of enactment, a US holder may be required to submit to the Internal Revenue Service certain information with respect to such
US holder's beneficial ownership of ordinary shares or ADSs, if such ordinary shares or ADSs are not held on such US holder's behalf by a financial institution. This new law also imposes penalties if a US holder is required to submit such information to the
Internal Revenue Service and fails to do so.

US holders should consult their tax advisors regarding application of the information reporting and backup withholding rules.
10F. DIVIDENDS AND PAYING AGENTS

On August 24, 2011, we declared a dividend which, in total, amounts to R28.9 million (7.5 cents per ordinary share).
Secondary tax on companies of R2.9 million is payable on the dividend. There are no dividend restrictions.
Date of entitlement: October 14, 2011
Approximate date of conversion October 21, 2011
Approximate payment date: October 31, 2011
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
Foreign currency risk
Our reporting currency is the South African rand. Although gold is sold in US dollars, the Company is obliged to convert this into rands. We are thus exposed to fluctuations in the US dollar/ rand exchange rate. Foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in US dollars, while production costs are incurred primarily in rands.
Our results are positively affected when the US dollar strengthens against the rand and adversely affected when the US dollar weakens against the rand. Our cash and cash equivalent balances are held in US dollars and rands; holdings denominated in other currencies are relatively insignificant.
Long-term debt
Set out below is an analysis of our debt as at June 30, 2011, analyzed between fixed and variable interest rates. All of our long-term debt is denominated in South African rand.
Total
R'000
Interest rate
Variable rate .............................................................................................. 109,636
Weighted average interest rate .................................................................. 12.1%
Fixed rate ................................................................................................... 10,137
Weighted average interest rate .................................................................. 13.0%
Total ..........................................................................................................
119,773
Repayment period
2012 .......................................................................................................... 79,345
2013 .......................................................................................................... 30,291
2014 onwards ............................................................................................. 10,137
Total ..........................................................................................................
119,773
Based on our fiscal 2011 financial results, a hypothetical 10% (increase)/decrease in interest rate activity would
(increase)/decrease our interest expense by R1.1 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12A. DEBT SECURITIES

Not applicable.
12B. WARRANTS AND RIGHTS

Not applicable.
12C. OTHER SECURITIES

Not applicable.
12D. AMERICAN DEPOSITARY SHARES

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

Service
Fees (USD)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights .......................................................................................................
$5.00 (or less) per 100 ADSs (or
portion thereof)
1
Cancellation of ADSs for the purpose of withdrawal, including if the Deposit
Agreement terminates ............................................................................................
$5.00 (or less) per 100 ADSs (or
portion thereof)
1
Distribution of cash dividends or other cash distributions ........................................ 2 cents (or less) per ADS (or portion thereof)
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

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary, collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The
Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-
attracting services until its fees for those services are paid.

Depositary Payments for Fiscal 2011
For the fiscal year ended June 30, 2011, The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an amount of $92,800.23 mainly for contributions towards the Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors).

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
15A. Disclosure Controls and Procedures
As of June 30, 2011, our management, with the participation of our Chief Executive Officer and Chief Financial Officer
have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2011.
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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, our management concluded that as of June 30, 2011 our internal control over financial reporting was effective.
15C. Independent Auditor’s Attestation Report

The effectiveness of internal control over financial reporting as of June 30, 2011 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.
15D. Changes in Internal Control Over Financial Reporting

Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule
13a-15.

During the year ended June 30, 2011, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Ethics and Conduct that applies to all senior executives including our Non-Executive
Chairman, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Group Financial Manager and
Financial Manager at each mining operation as well as all other employees. The Code of Ethics and Conduct can be accessed on the Company’s website at www.drdgold.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG Inc. has served as our independent public accountant for the fiscal years ending June 30, 2011, 2010 and 2009, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2011 and 2010:
Auditors' remuneration
Year ended June
30,
2011         2010
R’000        R’000
Audit fees ....................................................................................................................................................           10,065         9,859
Audit-related fees .........................................................................................................................................                    -                 -
Tax fees .......................................................................................................................................................                    -                 -
All other fees ................................................................................................................................................                   -                 -
10,065          9,859
Audit Fees
Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
Audit-Related Fees
For fiscal 2011 and fiscal 2010, no audit-related fees were incurred.

Tax Fees
For fiscal 2011 and fiscal 2010, no fees have been billed for tax compliance, tax advice or tax planning services.
All Other Fees
All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees. There were no such fees billed for in either fiscal 2011 or fiscal 2010.
The Audit Committee is directly responsible for recommending the appointment, re-appointmant and removal of the external auditors as well as the remuneration and terms of engagement of the external auditors. The committee pre-approves, and has pre-approved, all non-audit services provided by the external auditors. The Audit Committee considered all of the fees mentioned above and determined that such fees are compatible with maintaining KPMG Inc.’s independence.
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
Nasdaq Stock Market Rule 5605(c)(2) requires a Nasdaq listed company to have an audit committee composed of at least three independent members. A foreign private issuer may be exempted from the requirement that all members of the audit committee qualify as independent under Nasdaq Stock Market Rules provided, among other requirements, that the members of the audit committee are independent under Exchange Act Rule 10A-3. As at September 30, 2011 all of our audit committee members are independent both under the Nasdaq Stock Market Rules and the South African Johannesburg Stock Exchange Rules.

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
Page
Report of the independent registered public accounting firm ..................................................................................... F-1
Consolidated statement of comprehensive income for the years ended June 30, 2011, 2010 and 2009 ....................... F-2 to F-3

Notes to the annual financial statements. .................................................................................................................. F-7 to F-70

Report of the Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of DRDGOLD Limited.

We have audited the accompanying consolidated statement of financial position of DRDGOLD Limited, its subsidiaries and associate as of June 30, 2011 and 2010, and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated statement of cash flows for each of the years in the three-year period ended
June 30, 2011. We also have audited DRDGOLD Limited’s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO). DRDGOLD Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DRDGOLD Limited and subsidiaries as of June 30, 2011 and 2010, and the results of their operations and cash flows for each of the years in the three-year period ended June 30, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, DRDGOLD Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control –
Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors
Johannesburg, Republic of South Africa
October 28, 2011

DRDGOLD Limited
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended June 30, 2011
2011
2010
2009
Note
R'000
R'000
R'000
Revenue 3
2,565,319
1,990,522 1,910,738
Cost of sales
(2,343,548)
(1,891,787) (1,834,025)
Operating costs
(2,143,611)
(1,798,866) (1,687,359)
Depreciation 10
(130,919)
(190,769) (99,217)
Retrenchment costs 4
(839)
(20,127) (34,922)
Movement in provision for environmental rehabilitation 19
(52,567)
88,034 (19,545)
Movement in gold in process
(15,612)
29,941 7,018
Gross profit from operating activities
221,771
98,735 76,713
Impairments 4
(547,656)
(6,224) (75,138)
Administration expenses and general costs
(88,086)
(57,026) (83,583)
Results from operating activities                                                                         4
(413,971)
35,485 (82,008)
Finance income 6
52,792
200,273 205,991
Finance expenses 7
(22,047)
(24,132) (41,743)
(Loss)/profit before taxation
(383,226)
211,626 82,240
Income tax 8
(32,152)
(8,263) 28,444
(Loss)/profit for the year
(415,378)
203,363 110,684
Attributable to:
Equity owners of the parent
(287,915)
207,815 129,124
Non-controlling interest
(127,463)
(4,452) (18,440)
(Loss)/profit for the year
(415,378)
203,363 110,684

DRDGOLD Limited
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)
for the year ended June 30, 2011

2011                    2010
2009
Note
R'000
R'000
R'000
Other comprehensive income, net of tax
Net foreign exchange translation reserve
747
(156,534)             (606)
Transfer of reserve on disposal of foreign subsidiaries
12
-
(156,534)                    -
Foreign exchange gain/(loss) on translation
747
-              (606)
Deferred taxation thereon
-
-                     -
Net fair value adjustment on available-for-sale investment
11
275
5,154           (1,133)
Fair value adjustment on available-for-sale investment
214
3,878           (1,133)
Non-controlling interest in fair value adjustment on available-for-sale investment
61
1,276                     -
Deferred taxation thereon
-
-                      -
Net effect of acquisition of subsidiary
-
-          193,084
Revaluation of fixed assets through acquisition of subsidiary
-
-          237,853
Non-controlling interest forming part of the acquisition of subsidiary
-
-            12,892
Deferred taxation thereon
-
-          (57,661)
Total comprehensive income for the year
(414,356)
51,983          302,029
Attributable to:
Equity owners of the parent
(286,954)
55,159          260,727
Non-controlling interest
(127,402)
(3,176)            41,302
Total comprehensive income for the year
(414,356)
51,983          302,029
Earnings per share attributable to equity owners of the parent
Basic and diluted (loss)/earnings per share (cents) 9
(75)
55                   34

The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2011
2011                     2010
Note
R’000                   R’000
ASSETS
Non-current assets
1,778,646
2,178,190
Property, plant and equipment 10
1,540,003
1,857,646
Non-current investments and other assets 11
159,312
174,223
Non-current inventories 15
10,099
5,579
Deferred tax asset 21
69,232
140,742
Current assets
510,015
402,102
Inventories 15
122,922
132,636
Trade and other receivables 16
126,410
64,521
Current tax asset
1,571
1,793
Cash and cash equivalents
259,112
188,152
Assets classified as held for sale 17
-
15,000
Total assets
2,288,661
2,580,292
EQUITY AND LIABILITIES
Equity
1,219,166
1,649,961
Equity of the owners of the parent 18
1,247,238
1,550,631
Non-controlling interest
(28,072)
99,330
Non-current liabilities
659,446
661,088
Provision for environmental rehabilitation 19
490,225
420,604
Post-retirement and other employee benefits 20
6,268
13,365
Deferred tax liability 21
122,525
168,142
Loans and borrowings 22
40,428
58,977
Current liabilities
410,049
269,243
Trade and other payables
330,468
268,833
Loans and borrowings 22
79,345
-
Current tax liability
236
410
Total equity and liabilities
2,288,661
2,580,292
The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended June 30, 2011

Number
of
ordinary
shares
Number of
cumulative
preference
shares
Share capital
and share
premium
R’000
Cumulative
preference
share
capital
R’000
Revaluation
and other
reserves
1
R’000
Accumulated
loss
R’000
Equity of the
owners of the
parent
R’000
Non-
controlling
interest
R’000

Total equity
R’000
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
207,815 207,815 (4,452) 203,363
Balance at June 30, 2010
384,884,379
5,000,000
4,133,318
500
198,869
(2,782,056)
1,550,631
99,330
1,649,961
Share issue expenses
(714)
(714)
(714)
Share-based payments
3,519
3,519
3,519
Dividend on ordinary share capital
(19,244)
(19,244)
(19,244)
Total comprehensive income for the year
961
(287,915)
(286,954)
(127,402)
(414,356)
Fair value adjustment on available-for-sale investment
214
214
61
275
Foreign exchange gain on translation
747
747
747
Loss for the year
(287,915)
(287,915)
(127,463)
(415,378)
Balance at June 30, 2011
384,884,379
5,000,000
4,132,604
500
203,349
(3,089,215)
1,247,238
(28,072)
1,219,166
1
Revaluation and other reserves comprise share-based payment reserves, foreign exchange translation reserve and asset revaluation reserves. The foreign exchange differences arising on translation of foreign subsidiaries have been transferred to profit or loss during the year ended June 30, 2010.

The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2011
2011
2010
2009
Note
R’000
R’000
R’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from sales of precious metals
2,565,319
1,990,522 1,910,738
Cash paid to suppliers and employees
(2,249,516)
(1,942,786) (1,745,805)
Cash generated by operations
27
315,803
47,736 164,933
Finance income
13,384
23,436 88,964
Dividends received
6,013
- 4,829
Finance expenses
(4,975)
(4,862) (3,605)
Income tax paid
(6,212)
(12,698) (46,889)
Net cash inflow from operating activities
324,013
53,612 208,232
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of investments
-
- 47,467
Additions to property, plant and equipment
(317,250)
(194,018) (345,132)
Proceeds on disposal of property, plant and equipment
4,662
13,873 10,816
Environmental trust funds and rehabilitation payments
(22,577)
(5,674) (6,049)
Cash flow on acquisition of subsidiaries, net of cash 28
-
(40,396) (277,821)
Cash flow on acquisition/disposal of joint ventures, net of cash 29
-
(166) (20,000)
Cash flow on acquisition of associate 30
-
- (2,700)
Net cash outflow from investing activities
(335,165)
(226,381) (593,419)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of shares
-
30,881 6,707
Share issue expenses
(714)
(2,043) (433)
Advances of loans and borrowings
109,636
- -
Repayments of loans and borrowings
(8,332)
(2,101) (54,438)
Dividends paid
(19,244)
(18,954) (37,658)
Net cash inflow/(outflow) from financing activities
81,346
7,783 (85,822)
NET INCREASE/(DECREASE) IN
CASH AND CASH EQUIVALENTS
70,194
(164,986) (471,009)
Cash and cash equivalents at beginning of the year
188,152
352,731 845,587
Foreign exchange movements
766
407 (21,847)
Cash and cash equivalents at the end of the year
31
259,112
188,152 352,731
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS
for the year ended June 30, 2011

1. ACCOUNTING POLICIES

DRDGOLD Limited (‘the company’) is a company domiciled in South Africa. The consolidated financial statements of the company for the year ended June 30, 2011 comprise the company and its subsidiaries, (together referred to as the group) and the group’s interests in associates and jointly controlled entities.

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS)
and its interpretations adopted by the International Accounting Standards Board (IASB).

The financial statements were approved by the Board of Directors on September 19, 2011.

BASIS OF MEASUREMENT

The financial statements are prepared on the historical cost basis, unless otherwise stated.

FUNCTIONAL AND PRESENTATION CURRENCY

The consolidated financial statements are presented in South African Rands, which is the company's functional currency. All financial information presented in South African Rands has been rounded to the nearest thousand.

USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The estimates and underlying assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The judgments that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:
(a)   Recoverable amount of mining assets and depreciation

The recoverable amount of mining assets is generally determined utilizing discounted future cash flows. Management also considers such factors as the market capitalization of the group, the quality of the individual ore body and the country risk in determining the recoverable amount. During the year under review, the group calculated recoverable amount based on updated life-of-mine business plans, a gold price of R350,649 per kilogram (2010: R311,636 per kilogram) in year one escalating at an average of 6.1% (2010: 5.8%) per year, and a discount rate of 13.9% (2010:
13.7%). At a 10% lower gold price received of R315,584 per kilogram, an additional impairment of R366.2 million would be recognized and at a 3.8 percentage points (27.3%) increase in the discount rate to 17.7%, the group would begin additional impairment of the mining assets (refer note 10).

The calculation of the units-of-production rate of depreciation could be affected to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserves. This would generally arise when there are significant changes in any of the factors or assumption used in estimating Ore Reserves.
Factors could include:

•     changes in proved and probable Ore Reserves;
•     the grade of Ore Reserves may vary significantly from time to time;
•     differences between actual commodity prices and commodity price assumptions;
•     unforeseen operational issues at mine sites;
•     changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates;
      and
•     changes in Ore Reserves could similarly affect the useful lives of assets depreciated on the straight-line basis, where those lives are limited to the life of the mine.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

1. ACCOUNTING POLICIES (continued)

USE OF ESTIMATES AND JUDGMENTS (continued)
(b)  Valuation of financial instruments

If the value of a financial instrument cannot be obtained from an active market, the group has established fair value by using valuation techniques. These include the use of recent arm’s-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, refined to reflect the issuer’s specific circumstances.
(c)   Estimate of exposure and liabilities with regard to rehabilitation costs

Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements. An average discount rate of 8.53%, average inflation rate of 5.98% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (2010: discount rate of 8.95% and inflation rate of 5.76%) (refer note 19).
(d)   Estimate of post-retirement medical liability

An actuarial valuation is carried out every three years. Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, retirement age, spouse age gap, continuation at retirement and proportion married at retirement (refer note 20).
(e)   Estimate of taxation

The group is subject to income tax in South Africa and Zimbabwe. Significant judgment is required in determining income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will have an impact on the income tax and deferred tax provisions in the period in which such determination is made.
(f)   Fair value of share-based compensation

The fair value of options granted is determined using the Black-Scholes option pricing model. The significant inputs into the model are: vesting period and conditions, risk-free interest rate, volatility, market price on date of grant and issue price of grant. (Refer to notes 18 and 20 for detail on the share option scheme.)
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
for the year ended June 30, 2011

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

Because the economic assumptions used to estimate Ore Reserves change from period to period and because additional geological data is generated during the course of operations, estimates of Ore Reserves may change from period to period. Changes in reported Ore Reserves may affect the group’s financial results and financial position in a number of ways including the following:
•     asset carrying values may be affected due to changes in estimated future cash flows;
•     depreciation, depletion and amortization charged in profit or loss may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
•     decommissioning, site restoration and environmental provisions may change where changes in estimated Ore
      Reserves affect expectations about the timing or cost of these activities; and
•     the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

These adjustments are made prospectively where relevant.
(j)   Estimate of deferred taxation

The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows similar to estimates used in the calculation of depreciation and rehabilitation liabilities. Management considers all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors include profitability of the operations and an estimate of the gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. The amount recognized at June 30, 2011 is based on a future gold price received of R350,649 per kilogram (2010: R311,636 per kilogram) in year one, escalating at an average of 6.1% (2010: 5.8%) per year. At a 10% lower gold price received of R315,584 per kilogram (2010: R280,472 per kilogram), the deferred tax asset will reduce by R15.3 million (2010: Rnil).

During the year under review the group changed the deferred tax rate from the maximum statutory rate to the expected average effective tax rate, resulting from the income tax formula for mining income. This change has been accounted for as a change in estimate and is therefore applied prospectively. The change reduced the expense through profit or loss and the net deferred tax liability with R39.9 million (refer notes 8 and 21).

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all entities in the group to all periods presented, except as explained below under ‘New standards, interpretations and amendments to standards and interpretations adopted’.

New standards, interpretations and amendments to standards and interpretations adopted

The group adopted the following new standards, amendments to standards and interpretations, which are applicable to the group:
•     IFRS 2 – Share-based Payments amendment: Group Cash-settled Share-based Payment Transactions
•     IAS 32 – Financial Instruments amendment: Presentation: Classification of Rights Issues
•     IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

1. ACCOUNTING POLICIES (continued)

IFRS 2 amendment – Group Cash-settled Share-based Payment Transactions
The group adopted IFRS 2 amendment – Share Based Payments: Group Cash-settled Share-based Payment Transactions as of
July 1, 2010. These amendments require an entity that receives goods or services (“receiving entity”) in either an equity-settled or a cash-settled share-based payment transaction to account for the transaction in its separate or individual financial statements.
This principle even applies if another group entity or shareholder settles the transaction (“settling entity”) and the receiving entity has no obligation to settle the payment. Previously IFRS 2 had explicit requirements to attribute transactions settled by a parent or shareholder only if those transactions were equity-settled. These amendments did not have any effect on the financial position or financial performance of the group.

IAS 32 - Financial Instruments: Presentation: Classification of Rights Issues
The group adopted IAS 32 – Financial Instruments: Presentation – Classification of Rights Issues as of July 1, 2010. The
amendment requires that rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. These amendments did not have any effect on the financial position or financial performance of the group.

IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments
The group adopted IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments, as of July 1, 2010. This interpretation applies to the accounting by the debtor in a debt for equity swap transaction, except for:
•     Transactions where the creditor is a shareholder and acting in that capacity;
•     Transactions where the two entities are under common control before and after the transaction and the substance of the transaction includes an equity contribution / distribution; and
•     The debt for equity swap is in accordance with the original terms of the financial liability.

IAS 39, paragraph 41, requires that an entity recognize in profit or loss the difference between the carrying amount of the financial liability extinguished and the consideration paid. The interpretation clarifies that equity instruments issued to a creditor to extinguish all or part of a financial liability in a debt for equity swap would be “consideration paid” in accordance with IAS 39 paragraph 41. This interpretation did not have any impact on the financial position or financial performance of the group.

New accounting standards

Certain new accounting standards and amendments to accounting standards have been published that have various effective dates.
These new standards and amendments to accounting standards have not been early adopted by the group and a reliable estimate of the impact of the adoption thereof for the group cannot yet be determined for some of them.

At the date of authorization of these financial statements, the following relevant standards and amendments to accounting standards were in issue but not yet effective such that they could have bearing on the group and the group expects to adopt the standards and amendments to accounting standards when effective:

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
1. ACCOUNTING POLICIES (continued)

New accounting standards (continued)
Standard/interpretation                                                                Effective date
Revised IAS 24 Related Party Disclosures
Annual periods commencing on
or after January 1, 2011
(2)
IFRS 9 Financial Instruments
Annual periods commencing on
or after January 1, 2013
(2)
IFRS 7 amendments Disclosures – Transfers of Financial Assets
Annual periods commencing on
or after July 1, 2011
IAS 1 amendments Presentation of Items of Other Comprehensive Income
Annual periods commencing on
or after July 1, 2012
IFRS 10 Consolidated Financial Statements
Annual periods commencing on
or after January 1, 2013
(2)
IFRS 11 Joint Arrangements
Annual periods commencing on
or after January 1, 2013
(2)
IFRS 12 Disclosure of Interests in Other Entities
Annual periods commencing on
or after January 1, 2013
(2)
IFRS 13 Fair Value Measurement
Annual periods commencing on
or after January 1, 2013
(2)
IAS 19 amended 2011 Employee Benefits
Annual periods commencing on
or after January 1, 2013
(2)
IAS 27 Separate Financial Statements (2011)
Annual periods commencing on
or after January 1, 2013
(2)
IAS 28 Investments in Associates and Joint Ventures (2011)
Annual periods commencing on
or after January 1, 2013
(2)
(1) No material impact.
(2) The impact is not known or estimable.

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
•     fair value.

A financial asset is measured at amortized cost if:
•     the objective of the business model is to hold assets in order to collect contractual cash flows; and
•     the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding.

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

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

1. ACCOUNTING POLICIES (continued)

New accounting standards (continued)
IFRS 9 – Financial Instruments (continued)
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

IFRS 7 amendments – Disclosures – Transfers of Financial Assets
The amendment introduces new disclosure requirements about transfers of financial assets, including disclosures for:
•     financial assets that are not derecognized in their entirety; and
•     financial assets that are derecognized in their entirety but for which the entity retains continuing involvement.

IAS 1 amendments – Presentation of Items of Other Comprehensive Income
The amendments:
•     require that an entity presents separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met, from those that would never be classified to profit or loss;
•     do not change the existing option to present profit or loss and other comprehensive income in two statements; and
•     change the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income. However, an entity is still allowed to use other titles.

The amendments do not address which items are presented in other comprehensive income or which items need to be reclassified.
The requirements of other IFRSs continue to apply in this regard.

IFRS 10 – Consolidated Financial Statements
IFRS 10 introduces a new approach to determining which investees should be consolidated and provides a single model to be applied in the control analysis for all investees.

An investor controls an investee when:
•     it is exposed or has rights to variable returns from its involvement with that investee;
•     it has the ability to affect those returns through its power over that investee; and
•     there is a link between power and returns.

Control is reassessed as facts and circumstances change.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

1. ACCOUNTING POLICIES (continued)

New accounting standards (continued)

IFRS 11 – Joint Arrangements
IFRS 11 focuses on the rights and obligations of joint arrangements, rather than the legal form (as is currently the case). It:
•     distinguishes joint arrangements between joint operations and joint ventures; and
•     always requires the equity method for jointly controlled entities that are now called joint ventures. They are stripped of the free choice of using the equity method or proportionate consolidation.

IFRS 11 supersedes IAS 31 and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities
IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities, aiming to provide information to enable users to evaluate:
•     the nature of, and risks associated with, an entity’s interests in other entities; and
•     the effects of those interests on the entity’s financial position, financial performance and cash flows.

IFRS 13 – Fair Value Measurement
IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. It explains how to measure fair value when it is required or permitted by other IFRSs.
It does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability of exceptions to fair value measurements that currently exist in certain standards.

IAS 19 amended 2011 – Employee Benefits
The amended IAS 19 includes the following requirements:
•     actuarial gains and losses are recognized immediately in other comprehensive income; this change will remove the corridor method and eliminate the ability for entities to recognize all changes in the defined benefit obligation and in plan assets in profit or loss, which currently is allowed under IAS 19; and
•     expected return on plan assets recognized in profit or loss is calculated based on the rate used to discount the defined benefit obligation.

IAS 27 – Separate Financial Statements
IAS 27 (2011) supersedes IAS 27 (2008). IAS 27 (2011) carries forward the existing accounting and disclosure requirements for separate financial statements, with some minor clarifications.

IAS 28 – Investments in Associates and Joint Ventures
IAS 28 (2011) supersedes IAS 28 (2008). IAS 28 (2011) makes the following amendments:
•     IFRS 5 applies to an investment, or a portion of an investment, in an associate or a joint venture that meets the criteria to be classified as held for sale; and
•     on cessation of significant influence or joint control, even if an investment in an associate becomes an investment in a joint venture or vice versa, the entity does not remeasure the retained interest.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

1. ACCOUNTING POLICIES (continued)

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

Changes in the group’s interest in a subsidiary which does not lead to loss of control are recorded as a transaction with equity owners in their capacity as equity owners and no profit or loss is recognized. Subsequent changes to an exercise price of an option or forward price forming part of the aforementioned transaction is recognized in profit or loss. When control is lost, the gain or loss is recognized in profit or loss and any remaining interest is recorded at the fair value on the transaction date, which is deemed to be the cost price, and, depending on the nature of the remaining investment, is either recognized as an associate, joint venture or as a financial instrument.

Subsidiaries with a year-end on a date other than June 30 are included in the consolidated financial statements using the most recent financial results with no more than a three-month difference if it is impracticable to prepare financial statements at the group reporting date. Adjustments are made for material transactions and events between the group and subsidiary in the intervening period.

The accounting policies of subsidiaries have been changed, where necessary, to align them with the policies adopted by the group.

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

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

1. ACCOUNTING POLICIES (continued)

BASIS OF CONSOLIDATION (continued)

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

Acquisitions from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder which controls the group is accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. For this purpose comparatives are restated. The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the group controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within the group equity except that any share capital of the acquired entities is recognized as part of share premium. Any cash paid for the acquisition is recognized directly in equity.

Allocation of losses to non-controlling interests

In the absence of an agreement with non-controlling interest shareholders’ applicable losses in subsidiaries are allocated to non-
controlling interest even if doing so causes the non-controlling interest to have a deficit balance.

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

Foreign currency transactions

Transactions in foreign currencies undertaken by group entities are translated at the foreign exchange rates ruling at the dates of these transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies, measured at fair value, are translated at foreign exchange rates ruling at the date that the fair value was determined. Foreign exchange differences arising on translation are recognized in profit or loss.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into South African Rands at the foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to South African Rands at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognized in other comprehensive income and presented within equity in the foreign exchange translation reserve. When a foreign operation is disposed of the relevant amount in the foreign exchange translation reserve is transferred to profit or loss as part of the profit or loss on disposal. On partial disposal of a subsidiary that includes a foreign operation, the relevant portion of such cumulative amount is reattributed to non-controlling interest.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

1. ACCOUNTING POLICIES (continued)

FOREIGN CURRENCY (continued)

Net investment in foreign operations

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income and presented within equity in the foreign exchange translation reserve in the consolidated financial statements.

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

Financial assets and liabilities are off-set and the net amount presented in the statement of financial position when, and only when, the group has the legal right to off-set the amounts, and intends either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or to the extent that the company transfers substantially all the risks and rewards of ownership of the financial asset. Financial liabilities are derecognized when the obligation specified in the contract is discharged or cancelled or has expired. Any gain or loss on derecognition is taken to profit or loss.

Loans and receivables

Loans and receivables (which include trade and other receivables) are measured at amortized cost, using the effective interest method, less any impairment losses.

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

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

1. ACCOUNTING POLICIES (continued)

FINANCIAL INSTRUMENTS (continued)

Trade and other payables
Subsequent to initial recognition, trade and other payables are measured at amortized cost, using the effective interest method.
PROPERTY, PLANT AND EQUIPMENT
Owned assets
The group's property, plant and equipment consist mainly of mining assets which comprise mining properties (including mineral rights), mine development costs, mine plant facilities, exploration assets and equipment and vehicles.

Development costs, which are capitalized, consist primarily of expenditure that gives access to proved and probable Ore
Reserves. Capitalized development costs include expenditure incurred to develop new ore bodies, to define future mineralization in existing ore bodies and to expand the capacity of a mine. Mine development costs to maintain production are expensed as incurred. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred (refer to accounting policy on borrowing costs capitalized). Mine development costs include acquired proved and probable Ore Reserves at the acquisition date.

Exploration and evaluation costs, including the costs of acquiring licenses, property and qualifying borrowing costs, are capitalized as exploration assets on a project-by-project basis, pending determination of the technical feasibility and commercial viability of the project. The capitalized costs are presented as tangible assets according to the nature of the assets acquired. When a license is relinquished or a project is abandoned, the related costs are recognized in profit or loss immediately. Pre-license costs are recognized in profit or loss as incurred.
Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing an asset to a working condition for its intended use, as well as the costs of dismantling and removing an asset and restoring the site on which it is located.
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
for the year ended June 30, 2011

1. ACCOUNTING POLICIES (continued)

PROPERTY, PLANT AND EQUIPMENT (continued)

Depreciation

Depreciation of mining properties (including mineral rights), mine development and mine plant facilities relating to underground operations are computed using the units-of-production method based on estimated proved and probable Ore Reserves, which are calculated using the group’s life-of-mine business plans and a gold price at the end of each financial year. Proved and probable
Ore Reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Exploration assets that are available for use are depreciated over their estimated useful lives. Changes in management’s estimates of the quantities of the economically recoverable reserves impact depreciation on a prospective basis.
The prevailing market price of gold at the end of the financial year was R236,227, R306,081 and R328,155 per kilogram for the fiscal years ended June 30, 2009, 2010 and 2011, respectively.

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

The current estimated useful lives for the current and comparative periods are:

      •    mining properties – life of mine for each operation, currently between 7 (2010: 5 and 2009: 2) and 30 (2010: 27 and
            2009: 27) years;
      •    mine development – life of mine for each operation, currently between 7 (2010: 5 and 2009: 2) and 30 (2010: 27 and
            2009: 27) years;
      •    mine plant facilities – life of mine for each operation, currently between 7 (2010: 5 and 2009: 2) and 30 (2010: 27 and
            2009: 27) years; and
      •    equipment and vehicles – 3 to 5 years.

The residual values, estimated useful lives and depreciation methods are reassessed annually and adjusted if appropriate.

INTANGIBLE ASSETS

Acquisition and goodwill arising thereon

The group measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-
controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. In the case of a bargain purchase, the resulting gain is recognized in profit or loss on the acquisition date. Goodwill relating to equity-accounted investments is included within the carrying value of the investment and tested for impairment when indicators exist.

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
for the year ended June 30, 2011

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

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term "recoverable minerals" means proved and probable Ore Reserves which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R236,227, R306,081 and R328,155 per kilogram for the fiscal years ended June 30, 2009, 2010 and 2011, respectively. For purposes of impairment testing, assets are grouped together into the smallest group of assets which generates cash flows from continuing use that is largely independent of the cash inflows of other assets or groups of assets (‘cash-generating units’).

An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated to the carrying amounts of the assets in the unit (group of units) on a pro rata basis. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Exploration assets

Exploration assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration assets are allocated to cash-generating units consistent with the determination of reportable segments. The technical feasibility and commercial viability of extracting a Mineral Resource is considered to be determinable when proven reserves are determined to exist. Upon determination of proven reserves, exploration assets attributable to those reserves are first tested for impairment and then reclassified from exploration assets to a separate category within tangible assets. Expenditure deemed to be unsuccessful is recognized in profit or loss immediately.

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
for the year ended June 30, 2011

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

Current taxation

Current taxation is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the reporting date, and any adjustment to tax payable in respect of previous years.

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

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, if these relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, if the group intends to settle current tax liabilities and assets on a net basis, or if their tax assets and liabilities will be realized simultaneously.

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

Preference share capital

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the company's option, and any dividends are discretionary. Dividends on preference share capital classified as equity are recognized as distributions within equity. Preference share capital is classified as a liability if it is redeemable on a specified date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

Dividends

Dividends are recognized as a liability in the period in which they are declared.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

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

Termination benefits

Termination benefits are recognized as an expense when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the group has made an offer for voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

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

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

1. ACCOUNTING POLICIES (continued)

PROVISIONS (continued)

Decommissioning liabilities

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly, an asset is recognized and included within mining properties. Decommissioning liabilities are measured at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in profit or loss. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the relevant asset. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration liabilities

The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are recognized in profit or loss as a cost of production. Gross restoration liabilities are estimated at the present value of the expenditures expected to settle the obligation.

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

Finance income

Finance income includes dividends received, interest received, growth in the environmental rehabilitation trust funds, net gains on financial instruments measured at amortized cost, net foreign exchange gains, and other profits and losses arising on disposal of investments.

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
for the year ended June 30, 2011

1. ACCOUNTING POLICIES (continued)

EXPENSES (continued)

Finance expenses

Finance expenses comprise interest payable on borrowings calculated using the effective interest method, unwinding of the discount of the provision for environmental rehabilitation, net foreign exchange losses, net losses on financial instruments measured at amortized cost, and interest on finance leases.

Borrowing costs capitalized

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

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

A held-for-sale asset is classified as such if it is a non-current asset, or disposal group comprising assets and liabilities, that is expected to be recovered primarily through sale rather than through continuing use. Immediately before classification as held-for-
sale, the assets (or components of a disposal group) are remeasured in accordance with the group's accounting policies.
Thereafter, in general, the non-current assets or disposal groups are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale are included in profit or loss. The same applies to gains and losses on subsequent measurement. Gains are not recognized in excess of any cumulative impairment loss.

A discontinued operation in the group is a component of the group's business that represents a separate major line of business, a geographical area of operations which has been disposed of or is held-for-sale, or a subsidiary acquired exclusively for resale.
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

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

2. OPERATING SEGMENTS

The group has three reportable segments, as described below, which are the group's strategic divisions. The strategic divisions reflect different operational locations reported on separately to the Executive Committee (chief operating decision maker or
CODM). The group's revenue stream consists of the sale of gold bullion.

The following summary describes the operations in each of the group’s reportable operating segments:

-    Blyvoor: which incorporates the Doornfontein mine, is situated on the north-western edge of the Witwatersrand Basin. The mine has underground and surface operations.
-    Crown: is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg's CBD. The facility consists of three plants known as Crown, City Deep and Knights. Included in the Crown segment is the surface operation of ERPM consisting of the Cason dump.
-    Ergo: consists of Phase one of the Ergo Project known as ErgoGold and is a surface retreatment operation which is currently treating ERPM's old slime dumps. The facility consists of one plant known as the Brakpan plant together with the Brakpan tailings facility. Phase one has been established as a surface retreatment operation to retreat the Elsburg dump owned by
     ERPM. Phase two of the Ergo project is to explore, evaluate and process surface uranium- and sulphur bearing tailings on the
     East and Central Rand goldfields of South Africa.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2. OPERATING SEGMENTS (continued)
2011

Blyvoor
R’000
Crown(2)
R’000
Ergo(3)
R’000
Corporate head
office and all (4)
other expenses
R’000

Total
R’000
Financial performance
Segmental revenue
1,185,860
910,867
468,592
-
2,565,319
Cash operating costs
(1,091,941)
(671,770)
(308,976)
-
(2,072,687)
Movement in gold in process
(23,879)
9,464
(1,197)
-
(15,612)
Operating profit
70,040                            248,561                          158,419
-                         477,020
Interest and other investment income
3,103
1,778
164                             14,548                           19,593
Interest expense
(842)
(14)
(6)                         (10,533)                         (11,395)
Retrenchment costs
-
-
-
(839)
(839)
Administration expenses and general costs
(1,781)
(1,956)
(9,438)                         (74,911)                          (88,086)
Taxation charge (1)
(27)                                (222)
-                         (6,011)                             (6,260)
Working profit/(loss) before capital expenditure
70,493                             248,147                           149,139                        (77,746)                           390,033
Capital expenditure (5)
(95,683)                          (166,354)
(68,046)
(9,981)                        (340,064)
Working (loss)/profit after capital expenditure
(25,190)                               81,793                            81,093
(87,727)                             49,969
(1) The taxation charge excludes deferred tax.
(2) Crown includes ERPM’s Cason surface retreatment operations.
(3) Includes 100% of ErgoGold and the Ergo JV.
(4) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
(5) Includes adjustments to the provision for environmental rehabilitation resulting from changes to estimates.
Operating results (6)
Ore milled
-        underground
t’000                          732
-
-
-
732
-
surface
t’000                       3,129
7,120                              13,206
-                            23,455
-
total
t’000                       3,861
7,120                               13,206
-                             24,187
Average yield
-       underground
g/t                        3.89
-
-
-
3.89
-
surface
g/t                        0.29
0.42
0.11
-
0.23
-
total
g/t                        0.98
0.42
0.11
-
0.34
Gold dispatched
-       underground
kg                        2,845
-
-
-
2,845
-
surface
kg                           922                                2,977                               1,504
-                              5,403
-
total
kg                        3,767
2,977
1,504
-
8,248
-
underground
oz                     91,469
-
-
-
91,469
-
surface
oz                     29,645
95,713
48,352
-                         173,710
-
total
oz                   121,114
95,713
48,352
-
265,179
Cash operating costs           -       underground
R/kg                    342,123
-
-
-
342,123
-
surface
R/kg                    128,636
225,653
205,436
-
203,470
-
total
R/kg                    289,870
225,653
205,436
-
251,296
-
underground
$/oz                       1,523
-
-
-
1,523
-
surface
$/oz                573 1,002
915
-
906
-
total
$/oz                       1,290
1,002
915
-
1,119
(6) Unaudited

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2. OPERATING SEGMENTS (continued)
2011

Blyvoor
R’000
Crown(1)
R’000
Ergo(2)
R’000
Corporate head
office and all (3)
other expenses
R’000

Total
R’000
Reconciliation of assets
Reportable segment assets
26,046                          330,154
1,125,162                            58,641
1,540,003
Other assets
148,096                           150,262                        116,437                          333,863                         748,658
Total assets
174,142                          480,416
1,241,599                         392,504
2,288,661
Reconciliation of liabilities
Reportable segment liabilities
174,115                         322,647                           206,673                         243,299                         946,734
Taxation and deferred taxation
27
7,715
114,806                                213
122,761
Total liabilities
174,142                          330,362                         321,479                         243,512
1,069,495
Other material information
Depreciation
(32,638)                          (11,247)                         (86,917)
(117)                     (130,919)
Impairment of assets
(546,566)
-
-
(1,090)                      (547,656)
Reconciliation of revenues
Total revenues for reportable segments
1,185,860
910,867
468,592
-
2,565,319
Statement of cash flows
Cash flows from operating activities
89,400                            203,508                          126,093
(94,988)                          324,013
Cash flows from investing activities
(94,323)                         (152,399)                        (78,497)                           (9,946)                       (335,165)
Cash flows from financing activities
-                                         -                                     -
81,346
81,346
Reconciliation of (loss)/profit
Segment working profit/(loss) before capital expenditure
70,493                              248,147                         149,139
(77,746)                          390,033
- Depreciation
(32,638)                             (11,247)                       (86,917)
(117)                      (130,919)
- Movement in provision for environmental rehabilitation
(5,649)                              (27,198)                         (9,154)                         (10,566)                       (52,567)
- Impairments
(546,566)
-
-
(1,090)                     (547,656)
- Net gain/(loss) on financial liabilities measured at amortized cost
30,856
-
-                           (6,048)                         24,808
- Growth in environmental rehabilitation trust funds
1,769                                  3,096
-                             3,526                             8,391
- Unwinding of provision for environmental rehabilitation
(1,049)                               (3,631)                           (3,672)                          (1,053)                          (9,405)
- Unwinding of discount on financial liabilities measured at amortized cost
(3,550)
-
-                          (4,117)                           (7,667)
- Borrowing costs capitalized
-
1,011                                       -
5,409
6,420
- Ongoing rehabilitation expenditure
(1,453)                           (25,197)                             (7,114)                        (9,214)                         (42,978)
- Actuarial gain on post-retirement and other employee benefits
-
5,651                                       -                                    -
5,651
- Net other operating (costs)/income
(8,559)                             (3,552)
2,279                          (23,764)                        (33,596)
- Deferred tax
(2,532)                            (18,502)                            53,332                         (58,191)                         (25,893)
(Loss)/profit for the year
(498,878)
168,578
97,893                         (182,971)                      (415,378)
(1) Crown includes ERPM’s Cason surface retreatment operations.
(2) Includes 100% of ErgoGold and the Ergo JV.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2. OPERATING SEGMENTS (continued)
2011

Revenues
Non-
current
assets(1)
R’000                            R’000
Geographical Information
South Africa
2,565,319                    1,534,428
Zimbabwe
-                           15,674
Total
2,565,319                    1,550,102
(1)  Non-current assets consist of property, plant and equipments and non-current inventory.

Information about major customers

The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2. OPERATING SEGMENTS (continued)
2010

Blyvoor
R’000
Crown(2)
R’000
Ergo(3)
R’000
Corporate head
office and all (4)
other expenses
R’000

Total
R’000
Financial performance
Segmental revenue
861,409
834,788
294,325
-                     1,990,522
Cash operating costs
(878,888)
(615,726)
(254,192)
-                  (1,748,806)
Movement in gold in process
33,766                           (9,040)                             5,215                                     -                           29,941
Operating profit
16,287                         210,022
45,348
-                         271,657
Interest and other investment income
412
901
814                         15,802                           17,929
Interest expense
(1,064)
(66)
(2)
(3,730)
(4,862)
Retrenchment costs
(10,925)
-
-
(9,202)
(20,127)
Administration expenses and general costs
12,007
(2,136)
(6,169)                       (60,728)                        (57,026)
Taxation charge (1)
-
(7,509)
-
(2,799)
(10,308)
Working profit/(loss) before capital expenditure
16,717                          201,212
39,991                       (60,657)                       197,263
Capital expenditure(5)
(79,552)                         (45,949)                        (68,584)                         (6,320)                    (200,405)
Working (loss)/profit after capital expenditure
(62,835)                         155,263                       (28,593)                       (66,977)                           3,142)
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
(5) Includes adjustments to the provision for environmental rehabilitation resulting from changes in estimates.
Operating results (6)
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
99,410
35,332
-
241,194
Cash operating costs     -       underground
R/kg                 324,736
-
-
-
324,736
-
surface
R/kg                 108,771
199,135
231,294
-
189,959
-
total
R/kg                 265,445
199,135
231,294
-
233,112
-
underground
$/oz                      1,327
-
-
-
1,327
-
surface
$/oz                          444
814
945
-
776
-
total
$/oz                       1,085                                 814                                945                                     -                                 953
(6) Unaudited

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2. OPERATING SEGMENTS (continued)
2010

Blyvoor
R’000
Crown(1)
R’000
Ergo(2)
R’000
Corporate head
office and all (3)
other expenses
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
Reversal of impairment/(impairment) of assets
-                           12,514                                      -                     (18,738)                          (6,224)
Reconciliation of revenues
Total revenues for reportable segments
861,409                         834,788                        294,325
-                    1,990,522
Statement of cash flows
Cash flows from operating activities
(24,585)
198,498
(21,013)
(99,288)
53,612
Cash flows from investing activities
(79,553)
(50,066)
(72,848)
(23,914)
(226,381)
Cash flows from financing activities
-                                     -                            (4,202)                        11,985                            7,783
Reconciliation of profit/(loss)
Segment working profit/(loss) before capital expenditure
16,717                       201,212                           39,991                      (60,657)                     197,263
- Depreciation
(32,616)                      (61,005)                        (95,418)
(1,730)                    (190,769)
- Movement in provision for environmental rehabilitation
(1,246)                        16,994
(578)                         72,864                          88,034
- Reversal of impairment/(impairment)
-
12,514                                     -
(18,738)
(6,224)
- Net gain/(loss) on financial liabilities measured at amortized cost
33,887
-
-                       (19,244)                         14,643
- Growth in environmental rehabilitation trust funds
2,011                             3,384                                     -                            4,057                            9,452
- Profit on disposal of subsidiaries
-                                      -                                      -
156,749
156,749
- Profit on disposal of joint venture
-                                      -                                      -
1,500
1,500
- Unrealized foreign exchange loss
-                                      -                                      -                                 (5)                                  (5)
- Unwinding of provision for environmental rehabilitation
(1,139)                         (5,050)                          (2,573)                         (2,035)                      (10,797)
- Unwinding of discount on financial liabilities measured at amortized cost
(7,039)                                      -                                     -                          (1,429)                         (8,468)
- Ongoing rehabilitation expenditure
(1,942)                       (20,924)                         (5,272)                         (6,713)                       (34,851)
- Actuarial gain on post-retirement and other employee benefits
-                           35,290                                     -                                     -
35,290
- Net other operating (costs)/income
(7,350)                        (14,371)
493                      (29,271)                       (50,499)
- Deferred tax
14,934                         (33,108)                         14,012                           6,207                            2,045
Profit/(loss) for the year
16,217                         134,936                       (49,345)                      101,555                       203,363
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

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2. OPERATING SEGMENTS (continued)
2010

Revenues
Non-
current
assets
(1)
R’000                           R’000
Geographical Information
South Africa
1,990,522                    1,858,005
Zimbabwe
-                             5,220
Total
1,990,522                    1,863,225
(1) Non-current assets consist of property, plant and equipment and non-current inventory.

Information about major customers

The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2. OPERATING SEGMENTS (continued)

2009
Blyvoor
R’000
Crown(2)
R’000
Ergo(3)
R’000
Corporate head
office and all (4)
other expenses
R’000
Total
R’000
Financial performance
Segmental revenue
1,018,527
733,990
24,178
134,043
1,910,738
Cash operating costs
(830,336)
(525,516)
(66,442)
(212,712)                 (1,635,006)
Movement in gold in process
(9,445)                               5,231                           11,232                                  -                              7,018
Operating profit/(loss)
178,746
213,705
(31,032)
(78,669)
282,750
Interest and other investment income
3,185
2,347
5                          74,454                           79,991
Interest expense
(521)
(5)
(1)                           (3,078)                          (3,605)
Retrenchment costs
-
-
-
(34,922)
(34,922)
Administration expenses and general costs
(1,719)
(4,980)
(2,810)                      (74,074)                        (83,583)
Taxation charge (1)
-                           (41,529)                                      -                        (4,660)                         (46,189)
Working profit/(loss) before capital expenditure
179,691
169,538
(33,838)                   (120,949)
194,442
Capital expenditure (5)
(97,537)                       (43,115)                     (174,154)                      (31,862)                      (346,668)
Working profit/(loss) after capital expenditure
82,154                         126,423                      (207,992)                   (152,811)                      (152,226)
(1) The taxation charge excludes deferred tax.
(2) Crown includes ERPM’s Cason surface retreatment operations.
(3) Includes 50% of the Ergo JV and with effect from April 1, 2009, 100% of ErgoGold.
(4) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
The underground operations of ERPM, which were placed under care and maintenance during the year ended June 30, 2009 are also included in this segment.
(5) Includes adjustments to the provision for environmental rehabilitation provision resulting from changes to estimates.
Operating results (6)
Ore milled
        -       underground
t’000                         603
-
-
184
787
-
surface
t’000                      3,433
8,007
2,296
-                           13,736
-
total
t’000                      4,036
8,007
2,296
184                           14,523
Average yield
        -       underground
g/t                         4.56
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
95,616
3,666
18,935
247,690
Cash operating cost      -         underground
R/kg                  255,517
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
-
566
-
total
$/oz                            719
647                            2,077                             1.287                                753
(6) Unaudited

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2. OPERATING SEGMENTS (continued)

2009
Blyvoor
R’000
Crown(1)
R’000
Ergo (2)
R’000
Corporate head
office and all (3)
other expenses
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
Other material information
Depreciation
(29,273)
(38,112)
(30,784)
(1,048)
(99,217)
Impairment of assets
-
(19,426)
-
(55,712)
(75,138)
Reconciliation of Revenues
Total revenues for reportable segments
1,018,527
733,990
24,178
134,043
1,910,738
Statement of cash flows
Cash flows from operating activities
165,751
113,358
(83,708)
12,831
208,232
Cash flows from investing activities
(97,158)
(46,352)                     (332,840)                     (117,069)                   (593,419)
Cash flows from financing activities
-
(30,402)
(45,265)
(10,155)
(85,822)
Reconciliation of profit/(loss)
Segment working profit/(loss) before capital expenditure
179,691
169,538
(33,838)                    (120,949)
194,442
- Depreciation
(29,273)
(38,112)
(30,784)
(1,048)
(99,217)
- Movement in provision for environmental rehabilitation
426
(11,002)                            2,825
(11,794)
(19,545)
- Recognition of negative goodwill on acquisition of subsidiary
-
-
-
53,006
53,006
- Impairments
-
(19,426)
-
(55,712)
(75,138)
- Net gain/(loss) on financial liabilities measured at amortized cost
36,141                          (1,403)
-                          27,262                          62,000
- Loss on realization of investment
-
-
-
(1,873)
(1,873)
- Growth in environmental rehabilitation trust funds
2,929
4,441
-
5,497                          12,867
- Unrealized foreign exchange loss
-
-
-
(10,318)
(10,318)
- Unwinding of provision for environmental rehabilitation
(1,119)
(4,137)
(2,365)
(2,176)
(9,797)
- Unwinding of discount on financial liabilities measured at amortized cost
(10,388)
(3,237)
-
(4,398)
(18,023)
- Ongoing rehabilitation expenditure
(4,971)                        (13,084)
(3,419)
(9,657)                       (31,131)
- Actuarial loss on post-retirement and other employee benefits
-
(18,226)
-
-
(18,226)
- Net other operating (costs)/income
(7,022)
(3,238)
(3,561)
10,825
(2,996)
- Deferred tax
(43,154)                         25,594                             3,491                           88,702                        74,633
Profit/(loss) after taxation
123,260                          87,708                       (67,651)                       (32,633)                       110,684
(1)
Crown includes ERPM’s Cason surface retreatment operations.
(2)
Includes 50% of the Ergo JV and with effect from April 1, 2009 100% of ErgoGold
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

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2. OPERATING SEGMENTS (continued)
2009

Revenues
Non-
current
assets
(1)
R’000                          R’000
Geographical Information
South Africa
1,910,738                   1,737,457
Total
1,910,738                   1,737,457
(1) Non-current assets consist of property, plant and equipment and non-current inventory.

Information about major customers

The group has only one major customer regarding the sale of gold ore in each geographical area which is due to regulatory authority.

.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2011
2010
2009
R’000
R’000
R’000
3. REVENUE
Revenue consists of the following principal categories:
Gold revenue
2,541,226
1,976,778 1,870,574
By-product revenue
24,093
13,744 40,164
Total revenue
2,565,319
1,990,522 1,910,738

4. RESULTS FROM OPERATING ACTIVITIES INCLUDE
THE FOLLOWING:
Auditors' remuneration
(10,065)
(9,859) (10,520)
Audit fees – current year
(8,950)
(9,581) (10,246)
Under provision – prior year
(1,115)
(278) (116)
Fees for other services
-
- (158)
Management, technical, administrative and secretarial
service fees
(3,671)
(8,283) (12,916)
Staff costs
Included in staff costs are:
(762,236)
(633,301) (681,717)
Salaries and wages
(723,166)
(603,210) (582,509)
Share-based payments
(3,519)
(4,115) (7,873)
Retrenchment costs
(839)
(20,127) (34,922)
Post-retirement and other employee benefit contributions
(34,712)
(5,849) (56,413)
Profit on disposal of property, plant and equipment
3,255
13,722 10,266
Impairments
(547,656)
(6,224) (75,138)
Property, plant and equipment
(546,566)
12,514 (72,438)
Investments in and loans to associates
-
- (2,700)
Rehabilitation trust fund
(1,090)
(18,738) -

During the year ended June 30, 2011, the group recorded an impairment of R546.6 million against Blyvoor's property, plant and equipment (recoverable amount determined based on value in use) due to the uncertainties pertaining to Blyvoor's current distressed financial position (refer note 10). Blyvoor represents one cash generating unit. A discount rate of 14.4% (2010: 13.7%), together with further risk adjustments to future cash flows were, used in determining the impairment. Management also took into consideration as part of their reasonableness assessment, a sensitivity analysis and the fact that Blyvoor is under business rescue proceedings, with the business rescue plan not being approved as at June 30, 2011. Further considerations included the group’s market capitalization in comparison to the group’s net asset value.

The group recorded an impairment of R1.1 million against the West Witwatersrand Gold Mines (Pty) Limited's rehabilitation trust fund due to the disposal of the relating mining rights over the West Wits mining lease area (refer note 11).

During the year ended June 30, 2010, the group reversed an impairment of R12.5 million against Crown's property, plant and equipment. The reversal of impairment was due to the recoverable amount (value in use) of these assets being higher than their carrying amount due to the extension of the Knights life-of-mine plan. The group recorded an impairment of R18.7 million against the West Witwatersrand Gold Mine (Pty) Limited's rehabilitation trust fund due to the transfer of the related mining rights over the West Wits mining lease area (refer note 11).

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

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2011                  2010
2009
R’000                R’000
R’000
4. RESULTS FROM OPERATING ACTIVITIES INCLUDE
THE FOLLOWING: (continued)
Operating leases
(1,456)
(1,243) (2,670)
Mining royalty
(4,365)
(1,240) -
Pumping subsidy received
-
- 9,000
5. DIRECTORS' AND PRESCRIBED OFFICERS’ EMOLUMENTS
Executive directors
Services rendered as directors of the company
Salaries
(7,080)
(6,636) (6,130)
Bonuses
(5,314)
(4,102) (2,907)
Services rendered by directors as directors of subsidiaries
Salaries
-
- (1,429)
Bonuses
-
- (1,399)
End-of-contract payments
-
- (747)
Non-executive directors
Services rendered as directors of the company
Directors fees and bonuses
(3,186)
(3,023) (3,787)
(15,580)
(13,761) (16,399)
Prescribed officers
Salaries
(3,682)
(3,296) (2,538)
Bonuses
(1,867)
(1,741) (602)
Pension/provident fund contributions
(224)
(188) (173)
Included in administration and general costs
(21,353)
(18,986)
(19,712)

6. FINANCE INCOME
Dividends received
6,013
- 4,829
Interest received
13,291
17,704 75,035
Net gain on financial liabilities measured at amortized cost (refer note 22)
24,808
14,643 62,000
Loss on realization of investment
-
- (1,873)
Profit on disposal of subsidiaries (refer note 12)
-
156,749 -
Profit on disposal of joint venture
-
1,500 -
Growth in environmental rehabilitation trust funds (refer note 11)
8,391
9,452 12,867
Recognition of negative goodwill on acquisition of subsidiary
-
- 53,006
Other finance income
289
225 127
52,792
200,273 205,991

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2011                 2010
2009
R’000               R’000
R’000
7. FINANCE EXPENSES
Interest paid on bank loans and overdrafts
(10,459)
(3,687) (2,219)
Interest paid on overdue accounts
(156)
(848) (865)
Realized and unrealized foreign exchange loss
-
(5) (10,318)
Unwinding of provision for environmental rehabilitation (refer note 19)
(9,405)
(10,797) (9,797)
Unwinding of discount on financial liabilities measured
at amortized cost
(7,667)
(8,468) (18,023)
Other finance expenses
(780)
(359) (521)
Borrowing costs capitalized (refer note 10)
6,420
32 -
(22,047)
(24,132) (41,743)

8. INCOME TAX
Mining tax
(28,940)
471 20,729
Non-mining tax
1,882
(6,972) 11,332
Secondary tax on companies
(5,094)
(1,762) (3,617)
(32,152)
(8,263) 28,444
Comprising:
South African
Current tax - current year
(1,197)
(8,476) (43,321)
- prior year
32
(70) 749
Deferred tax
(25,893)
2,045 74,633
Secondary tax on companies
(5,094)
(1,762) (3,617)
(32,152)
(8,263) 28,444
In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate of 28% (2010: 28%) (2009: 28%).

The tax rates applicable to mining and non-mining income of a gold mining company depend on whether the company has elected to be exempt from secondary tax on companies (STC). STC is a tax on dividends declared, which is payable by the company declaring the dividend and, at present, the STC tax rate is equal to 10% (2010: 10%) (2009: 10%) of the amount of income declared as a dividend. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply to both mining and non-mining income. As from April 1, 2012, STC will be replaced by a dividend tax of 10%, which will be incurred by the person receiving the dividend.

In 2011, the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 43% (2010:
43%) (2009: 43%) and 35% (2010: 35%) (2009: 35%) respectively. During those same years, the tax rates for companies that did not elect the STC exemption were 34% (2010: 34%) (2009: 34%) and 28% (2010: 28%) (2009: 28%), for taxable mining and non-mining income respectively.

In 1993, the company elected not to be exempt from STC, as this would have meant that the company would be subject to normal taxation at the higher rates of 43% for mining income and 35% for non-mining income. The company, having chosen not to be subject to the STC exemption, is subject to 34% (2010: 34%) (2009: 34%) tax on mining income and 28% (2010: 28%) (2009:
28%) for non-mining income. With the exception of Crown, all of the South African subsidiaries elected not to be exempt from
STC.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

8. INCOME TAX (continued)

The formulae for determining the South African gold mining tax rates for both the current and prior years are:
Y = 43 – 215/X (elect not to pay STC)
Y = 34 – 170/X (elect to pay STC)
Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining incomes derived, expressed as a percentage.

During the year ended June 30, 2011, the group changed the deferred tax rate applied from the maximum statutory mining tax rates to the expected average effective tax rates. The effective tax rates are based on the group's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. This change has been accounted for as a change in estimate and is therefore applied prospectively. The change reduced the expense through profit or loss and the net deferred tax liability by R39.9 million. If a one percentage point increase in the effective tax rate is applied it would increase the movement in profit or loss by
R2.9 million to a R28.8 million expense (refer note 21).

Each company is taxed as a separate entity and no tax set-off is allowed between the companies.
2011
2010                2009
R’000
R’000              R’000
Estimated unredeemed capital expenditure at year-end (available for deduction against future mining income)
2,183,572
2,171,299        1,907,048
Estimated tax losses at year-end (available to reduce future taxable income)
743,970
844,903 914,057
Estimated tax losses and unredeemed capital expenditure carried forward
2,927,542
3,016,202        2,821,105
Estimated future tax relief at applicable statutory rates
778,793
991,082 922,492
Tax reconciliation
Major items causing the group's income tax provision to
differ from the statutory rate were:
Taxation on net loss/(profit) before taxation at South African corporate tax rate of 28%
107,303
(59,256) (23,027)
Rate adjustment to reflect the actual realized company tax rates
19,018
2,854 (1,549)
Non-deductable expenditure
(1,746)
(6,344) (10,219)
Exempt income
9,095
27,502 36,541
Additional tax benefit/(charge) relating to the prior year
3,658
(70) (1,373)
Tax incentives
410
2,410 2,114
Secondary tax on companies
(5,094)
(1,762) (3,617)
Temporary differences including tax losses recognized for which deferred tax assets were previously unrecognized
3,608
26,507 27,027
Current year losses for which no deferred tax asset was recognized (a)
(166,642)
- -
Other
(1,762)
(104) 2,547
Taxation (charge)/relief
(32,152)
(8,263) 28,444

(a) The current year losses for which no deferred tax asset was recognized relates to the impairment of Blyvoor (refer note 4 and
10).

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

9. EARNINGS PER SHARE
Basic
The calculation of earnings per ordinary share is based
on the following:
Basic (loss)/earnings attributable to equity owners of the parent
(287,915)
207,815 129,124
Weighted average number of ordinary shares in issue
384,884,379
380,407,239 376,678,974
Diluted
Basic (loss)/earnings attributable to equity owners of the parent
(287,915)
207,815 129,124
Dilutive effect on earnings
-
- -
Diluted basic (loss)/earnings
(287,915)
207,815 129,124

Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares
Weighted average number of ordinary shares in issue
384,884,379
380,407,239 376,678,974
Number of staff options allocated
-
221 223,547
Diluted weighted average number of ordinary shares
384,884,379
380,407,460 376,902,521

Basic (loss)/earnings per ordinary share (cents)
(75)
55 34
Diluted basic (loss)/earnings per ordinary share (cents)
(75)
55 34

At June 30, 2011, 21.6 million options (2010: 19.5 million and 2009: 17.3 million) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.
2011                 2010                 2009
R’000               R’000               R’000

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2011                 2010
R’000               R’000

10. PROPERTY, PLANT AND EQUIPMENT
Total
Cost
3,548,479
3,191,996
Opening balance
3,191,996
2,901,436
Acquired through purchase of subsidiaries
-
131,205
Additions
340,064
200,405
Borrowing costs capitalized
6,420
32
Disposals
(4,766)
(41,082)
Transfer from non-current assets held-for-sale (refer note 17)
15,000
-
Foreign exchange movement
(235)
-
Accumulated depreciation and impairment
(2,008,476)
(1,334,350)
Opening balance
(1,334,350)
(1,168,217)
Current depreciation
(130,919)
(190,769)
(Impairment)/reversal of impairment (refer note 4)
(546,566)
12,514
Disposals
3,359
12,122
Carrying value
1,540,003
1,857,646

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2011
2010
R’000
R’000
10. PROPERTY, PLANT AND EQUIPMENT (continued)
Mining property
Cost
332,197
314,309
Opening balance
314,309
284,800
Acquired through purchase of subsidiaries
-
21,656
Additions
4,204
7,853
Disposals
(1,316)
-
Transfer from non-current assets held-for-sale (refer note 17)
15,000
-
Accumulated depreciation and impairment
(219,720)
(159,179)
Opening balance
(159,179)
(151,527)
Current depreciation
(5,407)
(7,652)
Impairment
(55,134)
-
Carrying value
112,477
155,130
Mine development
Cost
2,095,084
1,970,999
Opening balance
1,970,999
1,806,500
Acquired through purchase of subsidiaries
-
54,384
Additions (b)
127,107
122,174
Disposals
(3,022)
(12,059)
Accumulated depreciation and impairment
(1,237,325)
(717,586)
Opening balance
(717,586)
(614,272)
Current depreciation
(104,923)
(115,373)
Impairment
(417,838)
-
Disposals
3 022
12 059
Carrying value
857,759
1,253,413

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2011                     2010
R’000                   R’000
10. PROPERTY, PLANT AND EQUIPMENT (continued)
Mine plant facilities
Cost
917,564
734,422
Opening balance
734,422
679,049
Acquired through purchase of subsidiaries
-
1,243
Additions
176,875
54,130
Borrowing costs capitalized
6,420
-
Disposals
(153)
-
Accumulated depreciation and impairment
(530,291)
(439,227)
Opening balance
(439,227)
(386,457)
Current depreciation
(17,569)
(65,284)
(Impairment)/reversal of impairment
(73,594)
12,514
Disposals
99
-
Carrying value
387,273
295,195
Equipment and vehicles
Cost
30,622
27,131
Opening balance
27,131
21,557
Acquired through purchase of subsidiaries
-
1,181
Additions
3,766
4,607
Disposals
(275)
(214)
Accumulated depreciation and impairment
(21,140)
(18,358)
Opening balance
(18,358)
(15,961)
Current depreciation
(3,020)
(2,460)
Disposals
238
63
Carrying value
9,482
8,773
Exploration Assets (a)
Cost
173,012
145,135
Opening balance
145,135
109,530
Acquired through purchase of subsidiaries
-
52,741
Additions (b)
28,112
11,641
Borrowing cost capitalized
-
32
Disposal of interest in joint venture
-
(28,809)
Foreign exchange movement
(235)
-
Carrying value
173,012
145,135

(a)   Exploration assets relates to phase two of the Ergo project and include property, plant, borrowing costs and the tailings complex as well as exploration costs incurred in the feasibility studies conducted in Zimbabwe.
(b)   Included in additions are rehabilitation adjustments amounting to R10.9 million (2010: R6.4 million) and R18.1 million
(2010: Rnil) relating to exploration assets and mining development, respectively.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

10. PROPERTY, PLANT AND EQUIPMENT (continued)

Borrowing costs are capitalized to qualifying assets at the rate applicable to the specific financing obtained (refer note 22).

In assessing the recoverability of the above assets, where there are indicators of possible impairment, the estimated cash flows have been calculated using the following estimates:

•    recoverable proved and probable Ore Reserves;
•    gold price estimates are based on a gold price of R350,649 per kilogram of gold (US$1,500 per ounce) in year one, escalating at an average of 6.1% per annum, and a base exchange rate of R7.2775 = US$1.00, with the Rand weakening in future years based on the expected differential between the local South African interest rates in those years over the
     United States interest rates in those years.
•    working cost estimates are based on current working costs per kilogram at June 30, 2011, escalated for expected South
     African inflationary increases of approximately 6.0% per annum; and
•    capital cost estimates are based on current estimates of future development costs to mine the current proved and probable
     Ore Reserves, escalated for expected South African inflationary increases of approximately 6.0% per annum.

2011                           2010
R’000                         R’000
11. NON-CURRENT INVESTMENTS AND OTHER ASSETS
Unlisted investments
14,987
14,712
Loan to DRDSA Empowerment Trust (a)
10,078
10,078
Loan to Khumo Gold SPV (Pty) Ltd (a)
-
23,364
Investments in environmental rehabilitation trust funds
134,247
126,069
Opening balance
126,069
129,682
Impairment
(1,090)
(18,738)
Payments
(339)
-
Contributions
1,216
5,673
Growth in environmental rehabilitation trust funds (refer note 6)
8,391
9,452
Total non-current investments and other assets
159,312
174,223
Unlisted investments consist of:
Fair
Carrying
Carrying
Number               value
value                  value
of                 2011
2011                   2010
% Held
shares
R'000
R'000
R'000
Rand Mutual Assurance Company † 37,515 8 8 8
Rand Refinery Limited 4 16,157 14,979 14,979 14,704
14,987 14,987 14,712
† Represents a less than 1% shareholding.

Unlisted investments comprise investments in unlisted companies in South Africa. The valuations are based on the net asset value of these investments which constitutes the instruments’ fair value.

The monies in the environmental rehabilitation trust funds are invested primarily in low-risk interest-bearing debt securities and may be used only for environmental rehabilitation purposes.

(a) The terms and conditions of the loans to the black empowerment entities are linked to the payments of preference share dividends (refer note 22).

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

12. INVESTMENT IN SUBSIDIARIES

Acquisition of subsidiaries

Blyvooruitzicht Gold Mining Company Limited (Blyvoor)
On September 8, 2010 DRDGOLD acquired a 74% interest in Blyvoor from Ergo Mining Operations (Pty) Limited (Ergo Mining
Operations) for a total consideration of R75.7 million settled against Ergo Mining Operations' inter-company loan with
DRDGOLD. The acquisition has been accounted for as an acquisition of an entity under common control. IFRS 3 Business
Combinations was therefore not applied. The transaction was recognized with effect September 30, 2011.

The carrying amounts of the assets and liabilities on the statement of financial position at acquisition of Blyvoor have been set out below.
Statement of financial position
As at September
30, 2010
R’000
Non-current assets
Property, plant and equipment                                                                                                             510,411
Non-current investments and other assets
40,874
Non-current inventories
3,893
Deferred tax asset
6,898
Current assets
Inventory
57,568
Trade and other receivables                                                                                                                    25,376
Cash and cash equivalents
6,285
Total carrying amount of assets
651,305
Non-current liabilities
Amounts owing to group companies
(485,444)
Provision for environmental rehabilitation                                                                                         (38,946)
Post-retirement and other employee benefits
(810)
Loans and borrowings
(24,305)
Current liabilities
Trade and other payables
(101,800)
Total carrying amount of liabilities
(651,305)
Consolidated carrying amount of net assets on date of acquisition excluding amounts owing to group companies
485,444
Non-controlling interest in the consolidated carrying amount of net assets
(42,402)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

12. INVESTMENT IN SUBSIDIARIES (continued)

Ergo Mining (Pty) Limited (Ergo JV)
On January 21, 2010, DRDGOLD, signed an agreement to acquire Mintails’ remaining 50% interest in the Ergo JV for a total consideration of R82.1 million: R62.1 million settled in cash and the balance in shares in Witfontein Mining (Pty) Limited, valued at R20 million (refer note 13). The Ergo JV was consolidated effective May 1, 2010.

The acquisition was recorded as an asset acquisition due to the Ergo JV not being capable of operating as a business. IFRS 3
Business Combinations was therefore not applied.

The relative fair values of the assets and liabilities on the statement of financial position at acquisition of the Ergo JV have been set out below.
Statement of financial position
As at April 30,
2010
R’000
Non-current assets
Property, plant and equipment
290,420
Current assets
Inventory
59
Trade and other receivables
12,611
Cash and cash equivalents 44,084
Total relative fair value of assets
347,174
Non-current liabilities
Rehabilitation provision
(157,935)
Loans and borrowings (261,128)
Current liabilities
Trade and other payables (4,252)
Total relative fair value of liabilities
(423,315)
Purchase consideration of 50% of the net assets on the date of acquisition
82,438
Non-controlling interest in relative fair value of net assets
(3,886)

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
2011                    2010
R’000                  R’000
DRD (Offshore) Limited
-
130,022
DRD International APS (Pty) Limited
-
(30,035)
DRD Australia APS
-
111,409
DRD Australasia (Pty) Limited
-
(103,472)
Dome Resources (Pty) Limited                                                                                                                       -
48,825
Total profit on disposal of foreign subsidiaries
-
156,749

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2011                    2010
R’000                  R’000
13. INVESTMENT IN JOINT VENTURES

The joint ventures for which the statement of comprehensive income and statement of financial position have been proportionately consolidated were as follows:
Chizim Gold (Pvt) Limited – percentage held
50%
-
Ergo Mining (Pty) Limited – percentage held (refer note 12)
100%
100%

Chizim Gold (Pvt) Limited
During the year ended June 30, 2011 the group acquired a 50% interest in a start-up company called Chizim Gold (Pvt) Limited (Chizim Gold) for a nominal cash consideration, pursuant to a joint venture agreement entered into on December 9, 2009 with Chizim Investments
(Pvt) Limited. Chizim Gold is registered in Zimbabwe and is currently conducting feasibility studies on certain exploration tenements in Zimbabwe. The group has a contingent liability as at June 30, 2011, amounting to R35.7 million in terms of the joint venture agreement and capital commitments amounting to R16.9 million.

Ergo Mining (Pty) Limited
In the year ended June 30, 2009, the group acquired a 50% interest in Ergo Mining (Pty)
Limited (Ergo JV) with effect from May 6, 2008. The Ergo JV was previously jointly controlled by the group and Mintails Limited. In the year ended June 30, 2010 the group acquired the remaining 50% interest in the Ergo JV on April 15, 2010. The transaction was accounted for as an asset acquisition for a total consideration of R82.1 million and the Ergo
JV has subsequently been consolidated as a subsidiary from May 1, 2010 (refer note 12).

The group’s effective share of income, expenses, assets and liabilities of the joint ventures, which are included in the consolidated financial statements, are as follows:
Statement of comprehensive income
Revenue
-                          -
Cost of sales
-              (11,825)
Gross loss from operating activities
-              (11,825)
Other income, administration and general costs
-                (4,568)
Loss before taxation
-              (16,393)
Statement of financial position
Non-current assets
15,674                          -
Current assets
552                          -
Total assets
16,226                          -
Shareholders’ equity
16,226                          -
Total equity and liabilities
16,226
-

14. INVESTMENT IN ASSOCIATE
The associate has been accounted for using the equity method in the statement of comprehensive income and statement of financial position. An impairment has been provided against this investment.
West Wits SA (Pty) Limited – percentage held
28.33%
28.33%
Investment in associate – at cost
2,700
2,700
Impairment of investment in associate
(2,700)
(2,700)
Carrying value of investment in associate
-
-

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2011                    2010
R’000                  R’000
15. INVENTORIES
Current
Gold in process
41,760
36,402
Consumable stores
65,633
59,834
Finished stock - bullion
15,529
36,400
122,922
132,636
Non-current
Consumable stores (strategic spares)                                                                                                       10,099
5,579
Total inventories
133,021
138,215

Inventory includes gold in process carried at net realizable value amounting to R18.7 million (2010: R14.0 million) and finished stock – bullion amounting to R1.5 million (2010: R27.6 million).

16. TRADE AND OTHER RECEIVABLES
Trade receivables (gold)
50,131
12,430
Value added tax
51,427
23,028
Prepayments
9,266
-
Receivables from related parties
438
60
Interest receivable
888
692
Other receivables
21,526
41,193
Allowance for impairment
(7,266)
(12,882)
126,410
64,521
17. ASSETS CLASSIFIED AS HELD FOR SALE

Mining property of R15.0 million, being the DRDGOLD mine village, was presented as held for sale following the decision of the group’s management to sell this disposal group as part of the closure of the old Durban Deep mine. A sale was initially expected by June 30, 2011, however this did not take place due to ongoing litigation between Dino Properties (Pty) Limited and the group (refer note 23). The group does not believe that a sale of the property is highly probable within the next year and it has therefore been reclassified to property, plant and equipment.

For the year ended June 30, 2010, the disposal group was carried at the lower of carrying amount or fair value less costs to sell and was included within ‘Corporate head office and all other expenses’ for operating segmental reporting purposes (refer note 2).
Assets classified as held for sale
Property, plant and equipment
-
15,000
-
15,000

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2011                         2010
2009
R’000                       R’000
R’000
18. EQUITY OF THE OWNERS OF THE PARENT
Details of equity of the owners of the parent are provided in the statements of changes in equity on page F-5.
Authorized share capital
600,000,000 (2010: 600,000,000) ordinary shares of no par value
5,000,000 (2010: 5,000,000) cumulative preference
shares of 10 cents each
500
500 500
Issued share capital
384,884,379 (2010: 384,884,379) ordinary shares of no
par value
4,132,604
4,133,318 4,104,480
5,000,000 (2010: 5,000,000) cumulative preference shares
of 10 cents each
500
500 500
4,133,104
4,133,818 4,104,980

Share capital
Unissued shares
The group operates a share option scheme as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the group's performance. In terms of the scheme rules, a maximum of 40 million
(2010: 15% and 2009: 15%) of the issued ordinary shares is reserved for issuance thereunder and no participant may hold options at any time, which if exercised in full, would exceed 2 million (2010: 2% and 2009: 2%) of the company's issued share capital at that time. The number of issued and exercisable share options is 5.61% (2010: 5.1% and 2009: 4.6%) of the issued ordinary share capital, representing 21.6 million of the available 40.0 million share options.

In addition, the participants in the scheme are fully taxed at their marginal tax rate on any gains realized on the exercise of their options.

In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the group are under the control of the directors until the next general meeting.

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

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

18. EQUITY OF THE OWNERS OF THE PARENT (continued)
2011                     2010
2009
R’000                   R’000
R’000
Revaluation and other reserves
Foreign exchange translation reserve (a)
747
-            156,538
Asset revaluation reserve (b)
143,049
142,835            138,953
Share-based payments reserve (c)
59,553
56,034              51,919
203,349
198,869            347,410

(a) The foreign exchange translation reserve represents the cumulative translation effect arising on the translation of the financial statements of the group’s foreign operations. During the year ended June 30, 2010, the company disposed (placed into voluntary liquidation) all of its foreign subsidiaries and the foreign exchange translation reserve relating thereto has been transferred to profit or loss.

(b) Certain items of property, plant and equipment that were revalued to fair value on or prior to July 1, 2004, the date of transition to IFRS, were measured on the basis of deemed cost, being the revalued amount at the date of the revaluation. A revaluation adjustment of R5.0 million was recognized in the asset revaluation reserve.

The reserve also includes a R4.7 million (2010: R4.5 million and 2009: R0.6 million) fair value adjustment on available-for-sale financial instruments.

On the acquisition of ErgoGold, in the year ended June 30, 2009, an amount of R133.3 million was taken to the asset revaluation reserve. This amount represented the increase in the fair value of ErgoGold’s net assets after the acquisition of the group’s initial interest, which is attributable to that initial interest.

(c) The company issues equity-settled instruments to certain qualifying employees under an employee share option scheme to purchase shares in the company’s authorized but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Deferred share-based compensation is expensed over the vesting period, based on the company’s estimate of the shares that are expected to eventually vest. A deferred share-based compensation expense of R3.5 million (2010: R4.1 million and 2009: R7.9 million), was charged to profit or loss (refer to note 4).
2011                      2010
R’000                    R’000
Dividends
The following dividends were declared and paid by the group:
5 cents per qualifying ordinary share (2010: 5 cents)
(19,244)
(18,954)
After June 30, 2011 a dividend of 7.5 cents per qualifying share (R28.9 million) was approved by the directors for 2011. The dividend has not been provided for, nor was a provision made for the secondary tax on companies which is charged at 10% of the dividend which is declared and is estimated to amount to R2.9 million.

19. PROVISION FOR ENVIRONMENTAL REHABILITATION
Opening balance
420,604
412,454
Acquired through purchase of subsidiary
-
78,968
Increase in provision
29,010
6,419
Unwinding of provision (refer note 7)
9,405
10,797
Utilization of provision
(21,361)
-
Charge/(benefit) to profit or loss
52,567
(88,034)
Closing balance
490,225
420,604
Amounts have been contributed to irrevocable trusts (refer to note 11)

The group intends to fund the ultimate rehabilitation costs from the money invested with the trust funds as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up. The rehabilitation is expected to occur progressively towards the end of life of the respective mines.

The credit to profit or loss for the year ended June 30, 2010, includes credits of R63.4 million and R4.8 million relating to the derecognition of the provisions of Durban Roodepoort Deep and West Witwatersrand Gold Mines (Pty) Limited, respectively
(refer note 23).

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS
2011                    2010
R’000                  R’000
Liability for post-retirement medical benefits (a)
5,540
12,507
Liability for long-service awards (b)
728
858
6,268
13,365

Contribution funds
In South Africa, the group participates in a number of multi-employer, industry-based retirement plans. All plans are governed by the Pension Funds Act, 1956.

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
Amounts recognized in profit or loss are as follows:
Contribution payments
(38,772)
(35,557)
(a) Post-retirement medical benefits
The group has an obligation to fund a portion of the medical aid contributions of certain of its employees after they have retired. A provision for post-retirement medical benefits has been raised, based on the latest calculations using a projected unit credit method, of independent actuaries performed as at June 30, 2010. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded.

During the year ended June 30, 2011, settlement offers were made to all participants of the post-retirement medical benefit scheme. This offer was accepted by some participants, which resulted in an actuarial gain of R5.7 million.

As a result of a project initiated during the year ended June 30, 2010 to optimize the synergies of the group’s surface retreatment operations, management revised the assumptions used in the calculation of this provision. The resulting decrease in the provision for post-retirement medical benefits of approximately R30 million was treated, for accounting purposes, as a change in estimate and was included in administrative expenses and general costs.
Amounts recognized in the statement of financial position are as follows:
Opening balance
12,507
42,498
Current service cost
349
2,075
Actuarial gain
(5,651)
(35,290)
Settlements
(2,543)
-
Benefits paid
(364)
(283)
Interest costs
1,242
3,507
Closing balance
5,540
12,507
Amounts recognized in profit or loss are as follows:
Current service cost and interest
(349)
(2,075)
Net actuarial gain
5,651
35,290
Interest costs
(1,242)
(3,507)
4,060
(29,708)
Principal actuarial assumptions at the reporting date:
Health care cost inflation
7.8%
7.8%
Discount rate
9.3%
9.3%
Real discount rate
1.4%
1.4%
Normal retirement age
60
60
Expected average retirement age
59.8
59.8
Spouse age gap
3 years
3 years
Continuation at retirement
100%
100%
Proportion married at retirement
85%
85%

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)

Historical information:
2011
2010
2009
2008
2007
R’000
R’000
R’000
R’000
R’000

Unfunded liability
5,540
12,507 42,498 21,504 19,009
Actuarial (gain)/loss
(5,651)
(35,290) 18,226 - -

There are currently no long-term assets set aside in respect of post-retirement medical benefit liabilities.

Assuming all other variables remain constant a one percentage point change in the stated assumptions would have the following effects:

Sensitivity analysis:
Health care
Variation      cost inflation
Mortality      Resignation rate
R’000
R’000
R’000
Effect on the aggregate +1% 264 (202) (60)
service and interest cost
-1% (216) 237 67
Effect in past-service +1% 859 (670) (177)
contractual liability
-1% (704) 787 194

The group expects to pay contributions of R0.2 million during 2012.

(b) Long-service awards
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
2011
2010
R’000
R’000
Amounts recognized in the statement of financial position are as follows:
Opening balance
858
1,141
Benefits paid
(130)
(283)
Closing balance
728
858

Share option scheme

a) Details of the scheme

The company operates a share option scheme, DRDGOLD (1996) Share Scheme (the scheme) as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the group's performance. In terms of the scheme rules, a maximum of 40 million (2010: 15%) of the issued ordinary shares of the group is reserved for issuance thereunder and no participant may hold options at any time, which, if exercised in full, would exceed 2 million (2010: 2%) of the company's issued share capital at that time. The number of issued and exercisable share options is approximately 5.61% (2010: 5.1%) of the issued ordinary share capital, representing 21.6 million of the available 40 million share options. In addition, the participants in the scheme are fully taxed at their marginal tax rate on any gains realized on the exercise of their options.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)

Share option scheme (continued)

The price at which an option may be granted will be, in respect of each share which is the subject of the option, the volume weighted average price of a share on the JSE for the seven days on which the JSE is open for trading, preceding the day on which the employee is granted the option. The allocation date will be the date when the directors approve allocation of share options.
Each option remains in force for five years after the date of grant, subject to the terms of the option plan. Options granted under a plan vest primarily according to the following schedule over a maximum of a three year period:

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

b) Share options activity in respect of the DRDGOLD (1996) Share Scheme was as follows:

Outstanding                                                Vested
Average
Average
price per
price per
Number of
share
Number of
share
shares
R
shares
R
Balance at July 1, 2009 17,304,929 11.75 11,611,308 10.43
Granted                                                                               3,654,307
5.35
Exercised                                                                             (262,663)
3.83
Forfeited/lapsed                                                                (1,202,172)
6.88
Balance at June 30, 2010 19,494,401 10.96 14,110,206 13.45
Granted                                                                               4,127,478
3.69
Forfeited/lapsed                                                                (2,038,952)
5.70
Balance at June 30, 2011
21,582,927
10.07
16,011,187                        12.13

Options to acquire the company’s ordinary shares that were granted post November 7, 2002 and which remain unvested at
January 1, 2005, are measured at fair value at grant date. This fair value is recognized as an employee expense over the vesting period, adjusted to reflect actual levels of vesting, with the corresponding credit to a revaluation and other reserve, which is part of equity.

The fair value of the options granted is measured using the Black–Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Analysis of share options:

Range of exercise prices
Years
Vested
Unvested
to
June 30,
June 30,
June 30,
June 30,
expiry                     2011
2012
2013
2014
R5<                                                                      4 - 7
6,371,878 1,918,035 1,012,544 1,012,546
R5>R10                                                                3 - 5
5,251,670 814,273 814,342 -
R10>R15                                                                 3
1,091,000 - - -
R15>R20                                                              1 - 3
2,841,339 - - -
R20>R30                                                                1
455,300 - - -
16,011,187            2,732,308             1,826,886
1,012,546

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
2011
2010
R’000
R’000
c) The fair value of the options determined using the Black - Scholes option pricing model.

Significant inputs into the model were:
Market price at date of grant (Rand per share)
November 1, 2004 option grant
10.93
10.93
April 15, 2005 option grant
5.13
5.13
June 17, 2005 option grant
5.50
5.50
October 25, 2005 option grant
5.94
5.94
October 30, 2006 option grant
9.93
9.93
October 29, 2007 option grant
5.50
5.50
October 20, 2008 option grant
4.70
4.70
October 20, 2009 option grant
5.30
5.30
October 18, 2010 option grant
3.66
Vesting periods (years)
November 1, 2004 option grant
3
3
April 15, 2005 option grant
3
3
June 17, 2005 option grant
3
3
October 25, 2005 option grant
3
3
October 30, 2006 option grant
3
3
October 29, 2007 option grant
3
3
October 20, 2008 option grant
3
3
October 20, 2009 option grant
3
3
October 18, 2010 option grant
3
Option strike price (Rand per share)
November 1, 2004 option grant
11.70
11.70
April 15, 2005 option grant
4.84
4.84
June 17, 2005 option grant
7.10
7.10
October 25, 2005 option grant
8.78
8.78
October 30, 2006 option grant
9.08
9.08
October 29, 2007 option grant
3.88
3.88
October 20, 2008 option grant
3.50
3.50
October 20, 2009 option grant
5.35
5.35
October 18, 2010 option grant
3.69
Risk-free rate
November 1, 2004 option grant
8.56%
8.56%
April 15, 2005 option grant
7.81%
7.81%
June 17, 2005 option grant
7.58%
7.58%
October 25, 2005 option grant
7.94%
7.94%
October 30, 2006 option grant
8.39%
8.39%
October 29, 2007 option grant
8.79%
8.79%
October 20, 2008 option grant
9.55%
9.55%
October 20, 2009 option grant
8.72%
8.72%
October 18, 2010 option grant
6.74%
Volatility
(1)
November 1, 2004 option grant
29%
29%
April 15, 2005 option grant
37%
37%
June 17, 2005 option grant
38%
38%
October 25, 2005 option grant
36%
36%
October 30, 2006 option grant
44%
44%
October 29, 2007 option grant
28%
28%
October 20, 2008 option grant
31%
31%
October 20, 2009 option grant
25%
25%
October 18, 2010 option grant
31%
(1)
The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

21. DEFERRED TAX
2011                     2010
R’000                   R’000
Balances arose from the following temporary differences:
Deferred tax asset
Property, plant and equipment
295,557
256,710
Provisions, including rehabilitation provision
97,048
169,583
Estimated assessed losses
56,817
91,886
Capital losses
151,450
151,450
Other temporary differences
-
27,329
Deferred tax asset not recognized
(531,640)
(556,216)
69,232
140,742
Deferred tax liability
Property, plant and equipment
(144,244)
(168,138)
Provisions, including rehabilitation provision
21,722
-
Other temporary differences
(3)
(4)
(122,525)
(168,142)
Net deferred mining and income tax liability
(53,293)
(27,400)
Reconciliation between deferred taxation opening and closing balances
Opening balance
(27,400)
(29,445)
Profit or loss (expense)/credit
(25,893)
2,045
Closing balance
(53,293)
(27,400)

The group provides for deferred tax at the rates which are expected to apply for temporary differences. During the year ended
June 30, 2011 the group changed from using the maximum statutory rates to the expected average effective tax rates, resulting from the mining tax formula for mining income based on forecasts per individual entity. This change has been accounted for as a change in estimate and is therefore applied prospectively. The change reduced the expense through profit or loss and the net deferred tax liability by R39.9 million. If a one percentage point increase in the effective tax rate is applied, the deferred tax liability would amount to R56.2 million compared to the current R53.3 million (refer note 8).

Deferred tax assets have not been recognized in respect of tax losses of R18.4 million (2010: R8.1 million), unredeemed capital expenditure of R361.8 million (2010: R396.7 million) and capital losses of R151.4 million (2010: R151.4 million).

The deferred tax relating to the group’s investment in subsidiaries, joint venture and associate is Rnil (2010: Rnil), resulting from the fact that these investments are to be realized through dividend distributions which are exempt under current South African tax legislation. As a result there are no temporary differences.

22. LOANS AND BORROWINGS
Unsecured
Absa Domestic Medium Term Note Programme (a)
109,636
-
Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDSA
Empowerment Trust (b)
10,137
58,977
119,773
58,977
Less: payable within one year included under current liabilities
(79,345)
-
40,428
58,977
Loans and borrowings expected repayment schedule for capital amounts payable in the twelve months to:
June 30, 2012
79,345                           -
June 30, 2013
30,291                           -
Thereafter
10,137                 58,977
119,773                 58,977
Analysis of gross loans and borrowings by currency:
South African Rand
119,773
58,977
Effective interest rates:
Unsecured liabilities
Absa Domestic Medium Term Note Programme
9.6% - 10.6%
-

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

22. LOANS AND BORROWINGS (continued)

(a) On September 30, 2010 the group entered into a R500 million Domestic Medium Term Note Programme (DMTN
Programme) with ABSA Capital, a division of ABSA Bank Limited, under which DRDGOLD may from time to time issue notes.
R108 million was issued on October 1, 2010, consisting of R78 million and R30 million respectively, under the DMTN
Programme. The different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month
Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum. The DMTN Programme is unsecured.

(b) On November 18, 2005, the group issued Class A cumulative participating preference shares to Khumo Gold SPV (Pty)
Limited (Khumo Gold), for a subscription price of R10.6 million. Class B and Class C cumulative participating preference shares, for a subscription price of R7.1 million and R8.6 million, were issued to Khumo Gold and the DRDSA Empowerment Trust respectively on November 30, 2006. The preference shares entitle Khumo Gold and the employee trust to receive a dividend of
R0.26 for every R0.74 paid by Crown, ERPM and Blyvoor to DRDGOLD towards capital and interest on their outstanding intragroup loans as at November 30, 2005. Crown repaid its loan to DRDGOLD during the year ended June 30, 2009 and a preference dividend of R31.8 million was paid to Khumo Gold and the employee trust. There were no further obligations pursuant to the Crown preference shares and they were cancelled.

The preference shares are measured at amortized cost based on the effective interest method. As these financial instruments do not have fixed terms, the repayment schedules for the loans are based on an estimated repayment schedule, calculated using the available cash flows of the relevant operations with reference to their respective life-of-mine plans. The impairment of Blyvoor's property, plant and equipment resulted in a positive adjustment of R30.8 million (2010: R33.9 million), which is based on the expected cash flows of the Blyvoor life-of-mine plan. The payment of a R31.7 million dividend and reduction of the repayment period at ERPM resulted in a negative adjustment of R6.0 million (2010: R19.3 million).

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

23. COMMITMENTS AND CONTINGENT LIABILITIES
2011                 2010
R’000               R’000
Capital commitments
Contracted for but not provided for in the annual financial statements
50,370
36,744
Authorized by the directors but not contracted for
119,110
176,744
169,480
213,488
This capital expenditure will be financed from existing cash resources, cash generated from operations and negotiated funding facilities.
Operating lease commitments
The group leases its office building in terms of an operating lease. The group does not have an option to acquire the building at the termination of the lease. There is an escalation of 8% per annum imposed by the lease agreement.
Crown leases its vehicles under various operating leases. There is an average escalation of 2.5% per annum imposed by these lease agreements.
The future minimum lease payments under non-cancellable operating leases are as follows:
Not later than 1 year
1,414
1,058
Between 1 and 5 years
3,310
3,815
Contingent liabilities
Environmental
At Durban Roodepoort Deep mine, rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of
Registration requirements have been taken over by DRD (Pty) Ltd (a subsidiary of Mintails). An official liability transfer in terms of section 58 of the Mineral and Petroleum Resources Development Act (MRPDA) has been submitted to the Department of
Mineral Resources (DMR). DRDGOLD retains only the DRD Village that has no assessed liability associated with it. The legal transfer of the liability would be dependant on the DMR's assessment of Mintail's financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is affected, amounting to R63.4 million. We are still awaiting a response from the DMR on their assessment of the transfer.

At West Witwatersrand Gold Mine (Pty) Limited mine, responsibility for the mine, including the environmental rehabilitation liability, has been taken over contractually by Mintails although the legal transfer thereof would be dependant on the DMR's assessment of Mintail's financial capability. DRDGOLD, therefore, still has a contingent liability until such legal transfer is affected, amounting to R4.8 million. We are still awaiting a response from the DMR on their assessment of the transfer.

Mine residue deposits have a potential pollution impact on ground water through seepage. The group has taken certain preventative actions as well as remedial actions in an attempt to minimize the group’s exposure and environmental contamination.
No reliable estimate can be made for the potential obligation.

DRDGOLD has identified a flooding and future pollution risk posed by deep groundwater at Blyvoor (Far West Rand gold fields), West Witwatersrand Gold Mines (Pty) Ltd (Western Basin) and ERPM (Central Basin) mines. Due to the interconnected nature of mining operations, any proposed solution needs to be supported by all the mines located in these areas. The DMR and affected mining companies are involved in the development of a ‘Regional Mine Closure Strategy’ in the gold fields’ area. The government has appointed Trans-Calendon Tunnel Authority (TCTA) to propose solutions for the various basins. They have also provided funding for the interim solution in the Western and Central Basins. In view of the limitation of current information for the accurate estimation of a potential liability, no reliable estimate can be made for the potential obligation.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

23. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Dispute at the DRD Village
Dino Properties (Pty) Limited has instituted action against DRDGOLD seeking to enforce an agreement of sale of the DRD
Village entered into on July 21, 2005 or, alternatively payment of R195 million which is alleged to represent the market value of the property. DRDGOLD is defending this action. There is a dispute on the quantification of the possible damages or determination of the possible market value. The amount of the alleged market value cannot be measured with sufficient reliability.

Dispute with the Ekurhuleni Municipality
The Ekurhuleni Municipality has brought an action against ERPM claiming an amount of R42 million in respect of outstanding rates and taxes which are allegedly owing. ERPM has employed experts to investigate the allegations and it appears that this claim is unfounded. ERPM is defending this action and has employed Norton Rose Attorneys to represent it. There are sufficient defences to repel the claim, therefore the probability of an outflow of resources is not probable.

24. FINANCIAL INSTRUMENTS

Overview
The group has exposure to credit risk, liquidity risks, as well as other market risks from its use of financial instruments. This note presents information about the group’s exposure to each of the above risks, the group’s objectives and policies and processes for measuring and managing risk. The group’s management of capital is disclosed in note 25. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework
The Board of Directors has overall responsibility for the establishment and oversight of the group's risk management framework.
The board has established the Risk Committee, which is responsible for developing and monitoring the group's risk management policies. The committee reports regularly to the Board of Directors on its activities.

The group's risk management policies are established to identify and analyze the risks faced by the group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes to market conditions and the group's activities. The group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee oversees management’s monitoring of compliance with the group's risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the group. The Audit
Committee is assisted in its oversight role by the internal audit function. The internal audit function undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

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
for the year ended June 30, 2011

24. FINANCIAL INSTRUMENTS (continued)

The following represents the maximum exposure to credit risk for all financial assets at June 30:
Carrying
Carrying
value
value
2011                          2010
R'000
R'000
Financial assets
Unlisted investments (refer note 11)
14,987
14,712
Loans to black empowerment entities (refer note 11)
10,078
33,442
Investments in environmental rehabilitation trust funds (refer note 11)                                                     134,247                     126,069
Trade and other receivables (refer note 16)
65,717                       41,493
Cash and cash equivalents
259,112                   188,152
484,141                   403,868
The following represents the maximum exposure to credit risk for trade and other receivables at June 30:
Carrying
Carrying
value
value
2011                        2010
R'000                       R'000
Trade receivables (gold) (refer note 16)
50,131                    12,430
Receivables from related parties (refer note 16)
438                            60
Other receivables (refer note 16)
15,148                     29,003
65,717                     41,493
The ageing of trade and other receivables at June 30:
Gross              Impair-
Gross                  Impair-
value                  ment
value                      ment
2011                   2011
2010                       2010
R'000                 R'000
R'000                       R'000
Not past due
60,334                  (159)
28,562                       (315)
Past due 0-30 days
840                    (53)
3,385                       (345)
Past due 31-120 days
975                  (496)
2,594                    (1,490)
More than 120 days
10,834               (6,558)
19,834                  (10,732)
72,983               (7,266)
54,375                  (12,882)

Impairments were raised due to the uncertainty around the recoverability and timing of the cash flows.

Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

Impairment
Impairment
2011
2010
R'000
R'000
Balance at July 1
(12,882)
(8,314)
Impairment reversed/(recognized)
5,616
(4,568)
Balance at June 30
(7,266)
(12,882)

The group has no significant credit risk as the majority of the group’s receivables are from debtors with a good track record. The impairment raised for debtors older than 120 days largely relates to the leasing of hostels.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

24. FINANCIAL INSTRUMENTS (continued)

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

The group ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Unless otherwise stated, the following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

Carrying    Contractual
6
months
6-12
More than
amount
cash flows
or less
months
2-5 years
5 years
R’000               R’000
R’000
R’000
R’000
R’000
June 30, 2011
Unsecured
Absa Domestic Medium Term Note
Programme
109,636       (116,517)
(84,135)
(1,582)
(30,800)
-
Preference shares held by Khumo
Gold SPV (Pty) Limited and the
DRDSA Empowerment Trust
(expected repayments)
10,137       (162,937)
-
-
-
(162,937)
Trade and other payables
325,737       (325,737)      (325,737)                  -                       -                       -
445,510       (605,191)
(409,872)
(1,582)
(30,800)
(162,937)
June 30, 2010
Unsecured
Preference shares held by Khumo
Gold SPV (Pty) Limited and the
DRDSA Empowerment Trust
(expected repayments)
58,977 (197,803) - - (34,722) (163,081)
Trade and other payables
268,616         (268,616)      (268,616)                  -                       -                        -
327,593         (466,419)      (268,616)                  -           (34,722)         (163,081)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

24. FINANCIAL INSTRUMENTS (continued)

MARKET RISK

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the group's income or the value of its holding of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing returns.

Commodity price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are affected by changes in the market price of gold which is predominantly sold in US Dollar. DRDGOLD does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production.

Interest rate risk

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

The following represents the interest rate risk profile for the group's interest-bearing financial instruments:

2011
2010
Carrying
Carrying
value
value
2011
2010
R’000
R’000
Variable interest rate instruments
Financial assets
393,359
314,221
Financial liabilities
(109,636)
-
283,723
314,221

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2010.
2011                                                     2010
Profit/(loss)
Profit/(loss)
100 bp
100 bp
100 bp 100 bp
increase
decrease
increase                  decrease
June 30
R’000
R’000
R’000                       R’000
Variable interest rate instruments
2,837
(2,837)
3,142                      (3,142)
Cash flow sensitivity
2,837
(2,837)
3,142                      (3,142)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

24. FINANCIAL INSTRUMENTS (continued)

Foreign currency risk

The group’s reporting currency is the South African Rand. Although gold is sold in US Dollars, the group is obliged to convert this into South African Rand. The group is thus exposed to fluctuations in the US Dollar/South African Rand exchange rate. The group conducted its operations in South Africa during the current year. Foreign exchange fluctuations affect the cash flow that it will realize from its operations as gold is sold in US Dollars, while production costs are incurred primarily in South African
Rands. The group's results are positively affected when the US Dollar strengthens against the Rand and adversely affected when the US Dollar weakens against the Rand.

The group's cash and cash equivalent balances are held in US Dollars and South African Rands; holdings denominated in other currencies are relatively insignificant. The group does not hedge against foreign currency fluctuations and considers the risk to be low due to foreign currency normally being disposed of on the same day. The group is also exposed to certain by-product commodity price risk.

The following represents the exposure to foreign currency risks:
USD
USD
2011
2010
’000
’000
Cash and cash equivalents
30
-
Trade and other receivables
7,390
1,624
Net statement of financial position exposure
7,420
1,624

The following significant exchange rates applied during the year:
Spot rate at year-end
Average rate
2011
2010
2011
2010
1 US Dollar
6.8295
7.6529
6.9865
7.6117

Sensitivity analysis

A 10% strengthening of the Rand against the currencies mentioned at June 30, would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010.
USD
USD
2011
2010
R’000
R’000
Equity
(55)
-
Loss
(5,013)
(1,243)

A 10% weakening of the Rand against the above currencies at June 30, would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

24. FINANCIAL INSTRUMENTS (continued)

Other market price risk

Equity price risk arises from available-for-sale equity securities fair value adjustments accounted for in other comprehensive income. Investments within the portfolio are managed on an individual basis and all buy and sell decisions are approved by the
Risk Committee when significant.

CATEGORIES OF FINANCIAL INSTRUMENTS

The following table represents the carrying amounts and net gain/(loss), finance income and finance expense per category of financial instruments at June 30:
Net gain/(loss),
finance income
Net gain/(loss),
finance income
Carrying
value
and finance
expense
Carrying
value
and finance
expense
2011
2011
2010 2010
R'000
R'000
R'000 R'000
Financial assets
Available-for-sale financial assets
14,987
6,013
14,712 -
Loans and receivables
469,154
20,421
389,156 22,519
484,141
26,434
403,868 22,519
Financial liabilities
Financial liabilities measured at amortized cost
445,510
13,716
327,593 6,175
445,510
13,716
327,593 6,175

FAIR VALUE HIERARCHY

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:
- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
-
Level 2: inputs other than quoted prices included within Level 1 that are observed for the asset or liability, either directly
(i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3: inputs for the asset or liability that are not based on observed market data (unobserved inputs).

Level 1
Level 2
Level 3
Total
R'000                      R'000                      R'000                    R'000
June 30, 2011
Available-for-sale financial assets
-                               -
14,987
14,987
-                               -
14,987
14,987
June 30, 2010
Available-for-sale financial assets
-                               -
14,712                    14,712
-                               -
14,712                    14,712

There have been no transfers in either direction between the different levels (2010: no transfers in either direction).

Reconciliation of fair value measurements in Level 3 during the year:

2011                        2010
Level 3
Level 3
R'000
R'000
Available-for-sale financial assets
Balance at beginning of year
14,712
9,556
Purchases during the year
-
2
Gain on fair value adjustment
275
5,154
Balance at end of year
14,987
14,712
Gains recognized in other comprehensive income
275
5,154

The gain or loss on the fair value adjustment is recognized in other comprehensive income net of deferred tax.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

24. FINANCIAL INSTRUMENTS (continued)

FAIR VALUE HIERARCHY (continued)

The available-for-sale financial assets comprise investments in unlisted shares for which no reasonable alternative measure for fair value is deemed appropriate. Therefore no sensitivity analysis has been prepared. The fair value of the Rand Refinery
Limited's unlisted shares is a director's valuation, which was made by using the net asset value of the group. The Rand Mutual
Assurance Company's fair value is also based on a directors' valuation of which the value per share is fixed at R0.20 between shareholders.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table represents the carrying amounts and fair values of the group's financial instruments at June 30:

Carrying                         Fair
Carrying
Fair
value                       value
value
value
2011                        2011
2010 2010
R’000                       R’000
R’000 R’000
Financial assets
Unlisted investments (refer note 11)
14,987                     14,987
14,712 14,712
Loans to black empowerment entities (refer note 11)
10,078                     10,078
33,442 33,442
Investments in environmental rehabilitation trust funds
(refer note 11)
134,247
134,247
126,069 126,069
Trade and other receivables (refer note 16)
65,717                     65,717
41,493 41,493
Cash and cash equivalents
259,112
259,112
188,152 188,152
484,141
484,141
403,868 403,868

Financial liabilities
Loans and borrowings (refer note 22)
– non-current
40,428                     40,022
58,977 55,953
– current
79,345                     79,345
- -
Trade and other payables
325,737
325,737
268,616 268,616
445,510
445,104
327,593 324,569

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

Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDSA Empowerment Trust
Preference shares are measured at amortized cost based on expected future discounted cash flows. The original risk adjusted discount rate of 13% is used when estimating the possible future liability and are re-measured on an annual basis. The original risk adjusted discount rate is replaced with a risk adjusted market rate to determine a fair value on an annual basis.

Loans from Absa Domestic Medium Term Programme
Loans from the ABSA Domestic Medium Term Note Programme are measured at amortized cost using the three month
Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum. The loan bears interest at the three month Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum. Fair value is calculated by reference to quoted prices for floating interest instruments.

Cash and cash equivalents and environmental trust funds
The carrying value of cash and cash equivalents approximates their fair value due to the short-term maturity of these deposits.
The carrying value of the environmental trust funds approximates their fair value due to these investments being cash in nature.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

24. FINANCIAL INSTRUMENTS (continued)

Fair values (continued)

Trade and other payables
The fair value approximates the carrying value due to their short-term maturities.

Unlisted investments
The valuations are based on the net asset values of these investments which constitutes the investments’ fair value.

25. CAPITAL MANAGEMENT

The primary objective of the Board of Directors in managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimizes the cost of capital, maximizes shareholders' returns, and ensures that the group remains in a sound financial position. There were no changes to the group's overall capital management approach during the current year. The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required.
This may take the form of raising equity, market or bank debt or hybrids thereof.

The board monitors the return on capital, which the group defines as net operating income divided by total shareholders' equity, excluding non-redeemable preference shares and non-controlling interest from continued operations, and seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The board also monitors the level of dividends to ordinary shareholders.

The group’s net debt to equity ratio as at June 30, was as follows:

2011
2010
R’000
R’000
Total liabilities
1,069,495
930,331
Less: Cash and cash equivalents
(259,112)
(188,152)
Net liabilities
810,383
742,179
Total equity
1,219,166
1,649,961
Net debt to equity ratio June 30
0.66
0.45
26. RELATED PARTY TRANSACTIONS

The group has related party relationships with its associates, joint ventures, subsidiaries, and with its directors and key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. For the year ended June 30, 2011, total directors’ remuneration (short-term benefits) amounted to R15.6 million (2010:
R13.8 million and 2009: R16.4 million) which includes no end-of-contract payments (2010: Rnil and 2009: R1.4 million) long-
service awards consist of share-based payment expense amounting to R0.4 million (2010: R0.4 million and 2009: R0.8 million) as well as a post-retirement medical benefit contributions of Rnil (2010: Rnil and 2009: Rnil) (refer note 5). Key management personnel remuneration (short-term benefits) of R52.0 million (2010: R58.8 million and 2009: R58.6 million). For key management, long-service awards consist of share-based payment expense amounting to R3.1 million (2010: R3.7 million and
2009: R7.0 million) as well as a post-retirement medical benefit liability of R5.5 million (2010: R12.5 million and 2009: R6.8 million).

Prior to the awarding of a contract to a related party for the supply of goods and services the group procurement manager reviews both the pricing, quality and the reliability of that party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market related terms.

The group’s executive directors review the terms and conditions of all loans to ensure that the terms of the loans are similar to those offered by financial institutions.

Transactions with associates, joint ventures and subsidiary companies
During the year ended June 30, 2011, the company earned management fees from Ergo Mining Operations (Pty) Ltd (formerly known as DRDGOLD South African Operations (Pty) Ltd) (Ergo Mining Operations) amounting to R23.3 million (2010: R34.6 million and 2009: R15.6 million) and interest of R26.8 milllion (2010: R33.3 million and 2009: R26.6 million), and from Blyvoor amounting to R12.3 million (2010: Rnil and 2009: Rnil) and received interest amounting to R3.2 million (2010: Rnil and 2009:
Rnil), respectively. Transactions with associates are priced on an arm’s length basis.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

26. RELATED PARTY TRANSACTIONS (continued)

Subsidiaries
The following information relates to the group’s financial interest in its subsidiaries at June 30, 2011:
ISSUED ORDINARY SHARE
CAPITAL
SHARES AT COST
LESS
IMPAIRMENTS
R’000
EFFECTIVE
DATE OF
ACQUISITION
INDEBTEDNESS
NET OF
IMPAIRMENTS
R’000
NUMBER OF
SHARES
% HELD
South Africa
Argonaut Financial Services (Pty) Limited                                                               100
100
-
Oct
1, 1997
(1,055)
Crown Consolidated Gold Recoveries Limited                                          51,300,000
100
-
Sep 14, 1998
(245,316)

Ergo Mining Operations (Pty) Limited
1
1,000,000
74
113,177
Nov 14 , 2005
852,365
Hartebeestfontein Gold Mining Company Limited                                                       1
100
-
Aug 16, 1999
-
Rand Leases (Vogelstruisfontein) Gold Mining
Company Limited
118,505,000
100
-
Jan 1, 1996
(42,092)
Roodepoort Gold Mine (Pty) Limited                                                                              1
100
-
Jan
1, 1996
-
West Witwatersrand Gold Holdings Limited
99,000,000
100
-
Apr 1, 1996
(22,996)
Guardrisk Insurance Company Limited (2)                                                                  20
100
100
Jul
1, 2008
-
ErgoGold                                                                                                                                 -
35
52,551
Mar 31, 2009
161,450
Blyvooruitzicht Gold Mining Company Limited(3)                              38 079 728                       74                                                        Sep 30, 2010
-
Total
165,828
702,356
1
2
3
Ergo Mining Operations (Pty) Limited (formerly DRDGOLD South African Operations (Pty) Limited) holds the following investments: 100% of East Rand
Proprietary Mines Limited (ERPM), 100% of Crown Gold Recoveries (Pty) Limited (Crown) and 100% of Ergo Mining (Pty) Limited (Ergo JV) and 65% of the
ErgoGold (formerly Elsburg Gold Mining Joint Venture) (unincorporated).
   Guardrisk Insurance Company Limited is consolidated as a special purpose entity.
   On September 30, 2010 following a restructuring exercise DRDGOLD now directly holds 74% interest in Blyvooruitzicht Gold Mining Company Limited.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

26. RELATED PARTY TRANSACTIONS (continued)

Joint Ventures

The joint ventures for which the statement of comprehensive income and statement of financial position have been proportionately consolidated are disclosed in note 13.

Rand Refinery agreement
The group has entered into an agreement with Rand Refinery Limited (Rand Refinery), for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the group’s gold and casts it into troy ounce bars. Rand Refinery then usually sells the gold on the same day as delivery for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr. Gwebu, Executive Officer: Legal, Compliance and Company Secretary of DRDGOLD, is a
director of Rand Refinery and a member of the Audit Committee and Remuneration Committee. Mr. Pretorius, CEO of
DRDGOLD, is also an alternate director of Rand Refinery. The group currently owns shares in Rand Refinery (which is jointly owned by South African mining companies) (refer note 11). Trade receivables to the amount of R50.1 million (2010: R12.4 million) relate to metals sold. The group received a dividend of R6.0 million (2010: Rnil) from Rand Refinery.

Consultancy agreement
On June 23, 2008 Ergo Mining Operations approved a consultancy agreement with Khumo Gold, which owns 20% of Ergo
Mining Operations and Blyvoor. The agreement provides for a monthly retainer of R200,000.

During the year ended June 30, 2011, consultancy fees were paid to Mr. P Judge who is a shareholder of Khumo Gold amounting to R0.5 million.

2011
2010
2009
R’000                      R’000
R’000
Shares at cost, less impairment loss
165,828                   165,828
165,828
Net indebtedness, less impairment loss
702,356
1,246,103
1,036,417
Amounts owing by subsidiaries
1,659,529               1,701,478
1,622,795
Impairments
(645,714)
(143,916)
(275,974)
Amounts owing to subsidiaries
(311,459)                (311,459)
(310,404)
Net investment in subsidiaries
868,184                 1,411,931
1,202,245

The non-operating entity loans are interest free and the operational entity loans bear interest at prime minus four. The loans are unsecured and without any fixed re-payment arrangements.
The interest of the company in the (loss)/profit after taxation of its subsidiaries is:
Aggregate losses
(792,992)                   (84,845)
(163,271)
Aggregate profits
193,919                   151,004
270,175

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

27. CASH GENERATED BY OPERATIONS
2011                    2010                   2009
R’000                  R’000                 R’000

(Loss)/profit before taxation
(383,226)
211,626                82,240
Adjusted for:
Depreciation
130,919
190,769                99,217
Movement in provision for environmental rehabilitation
52,567
(88,034)                19,545
Movement in gold in process
15,612
(29,941)               (7,018)
Impairments
547,656
6,224                75,138
Profit on disposal of property, plant and equipment
(3,255)
(13,722)             (10,266)
Share-based payments
3,519
4,115                  7,873
Rehabilitation trust fund adjustment
339
-                          -
Post-retirement and other employee benefits
(3,038)
5,015                  2,673
(Reversal of impairment)/impairment on trade receivables
(5,617)
4,568                     113
Actuarial (gain)/loss on post-retirement and employee benefits
(5,651)
(35,290)                18,226
Finance income
(52,792)
(200,273)           (205,991)
Finance expenses
22,047
24,132                41,743
Operating cash flows before working capital changes
319,080
79,189              123,493
Working capital changes
(3,277)
(31,453)                41,440
Change in trade and other receivables
(56,087)
19,650              156,042
Change in inventories
(10,417)
(10,070)             (16,648)
Change in trade and other payables
63,227
(41,033)             (97,954)
Cash generated by operations
315,803
47,736              164,933

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

28. CASH FLOW ON ACQUISITION OF SUBSIDIARIES, NET OF CASH
2011
2010
2009
R’000
R’000
R’000
Total net cash flow on acquisition of subsidiaries
DRDGOLD Limited (Cell No. 170)
-
- (100)
ErgoGold
-
- (277,721)
Ergo Mining (Pty) Limited
-
(40,396) -
Blyvooruitzicht Gold Mining Company Limited
-
- -
-
(40,396) (277,821)
Acquisition of DRDGOLD Limited (Cell No. 170)
On July 1, 2008, DRDGOLD acquired 100% of a separate class of share in
Guardrisk Insurance Company Limited known as DRDGOLD Limited (Cell
No 170).
Cash flow on acquisition of subsidiary
-
-              (100)

Acquisition of ErgoGold
On March 31, 2009, East Rand Proprietary Mines Limited and DRDGOLD
acquired 15% and 35% respectively, of ErgoGold from Mogale Gold
(Proprietary) Limited.
The fair value of the net assets acquired net of non-controlling interest were as follows:
Property, plant and equipment
-
-            409,118
Inventories
-
-                8,236
Trade and other receivables
-
-                   438
Amounts owing by group companies
-
-              13,975
Cash and cash equivalents
-
-                   768
Deferred tax liability
-
-           (85,586)
Trade and other payables
-
-           (15,389)
Carrying value at time of acquisition
-
-            331,560
Less: Cash and cash equivalents acquired
-
-                (833)
Negative goodwill on acquisition
-
-           (53,006)
Cash flow on acquisition of subsidiary net of cash acquired
-
-         (277,721)

Acquisition of Ergo Mining (Pty) Limited
On April 30, 2010 DRDGOLD acquired the remaining 50% interest in Ergo
Mining (Pty) Limited (Ergo JV) from Ergo Uranium (Pty) Limited for a total consideration of R82.1 million, R62.1 million settled in cash and the balance in shares in Witfontein Mining (Pty) Limited. A further R0.3 million was incurred on transaction cost. DRDGOLD has consolidated 100% of the Ergo
JV from May 1, 2010. Prior to the acquisition, the Ergo JV was accounted for as a joint venture (refer note 13).
Total cash consideration paid
-
(62,438)                       -
Add: Cash and cash equivalents of acquired entity
-
22,042                       -
Cash flow on acquisition of subsidiary, net of cash acquired
-
(40,396)                      -
Acquisition of Blyvooruitzicht Gold Mining Company Limited (Blyvoor)
Effective September 30, 2010, DRDGOLD acquired a 74% interest in Blyvoor from Ergo Mining Operations for a total consideration of R75.7 million settled against Ergo Mining Operation’s inter-company loan with DRDGOLD. The acquisition has been accounted for as an acquisition of an entity under common control (refer note 12).
Total cash consideration paid
-                       -
-

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

29. CASH FLOW ON ACQUISITION/DISPOSAL OF JOINT VENTURES, NET OF CASH
2011
2010
2009
R’000
R’000
R’000

Acquisition of Witfontein Mining (Pty) Limited
On February 28, 2009, DRDGOLD through its subsidiary Argonaut Financial
Services (Pty) Limited acquired a 50% interest in Witfontein Mining (Pty)
Limited and entered into a joint venture agreement with Mintails SA (Pty)
Limited which owns the remaining 50%.
Cash flow on acquisition of joint venture
-
- (20,000)

Disposal of Witfontein Mining (Pty) Limited

On April 30, 2010, Argonaut Financial Services (Pty) Limited disposed of its
50% interest in the Witfontein Mining (Pty) Limited joint venture for R20.0 million. No cash consideration was received as this disposal formed part of the purchase consideration paid (value of R20.0 million) for the acquisition of the remaining 50% interest in the Ergo JV.

The carrying value of the net asset disposed of were as follows:
Property, plant and equipment
-
28,809 -
Trade and other receivables
-
47 -
Cash and cash equivalents
-
166 -
Trade and other payables
-
(10,522) -
Carrying value at time of disposal
-
18,500 -
Total cash consideration received
-
- -
Less: Cash and cash equivalents of disposed entity
-
(166) -
Cash flow on disposal of joint venture
-
(166) -

Acquisition of Chizim Gold (Pvt) Limited

During the year ended June 30, 2011, the group entered into a 50:50 joint venture in a start-up company called Chizim Gold (Pvt) Limited for a nominal cash consideration amounting to $1 (refer note 13).
Cash flow on acquisition of joint venture
-
- -

30. CASH FLOW ON ACQUISITION OF ASSOCIATE

Acquisition of West Wits SA (Pty) Limited

In January 2009, DRDGOLD acquired a 28.33% interest in West Wits SA
(Pty) Limited.
Cash flow on investment in associate
-
- (2,700)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011
2011
2010
2009
R’000
R’000
R’000

31. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of three months or less.
Included in cash and cash equivalents is restricted cash in a form of a guarantee relating to the rehabilitation of the Brakpan tailings dam, given to
AngloGold Ashanti Limited amounting to R43.0 million (2010: R43.0 million and 2009: R34.4 million). Further guarantees are held by Guardrisk amounting to R8.3 million (2010: R8.3 million and 2009: R9.7 million), and by Standard Bank of South Africa Limited, amounting to R24.3 million
(2010: R17.9 million and 2009: R18.1 million).
Cash and cash equivalents
259,112
188,152 353,555
Bank overdrafts
-
- (824)
259,112
188,152 352,731

32. CASH FLOWS RELATING TO EXPLORATION ASSETS
Investing cash flow
17,210
57,993 27,401
33. SUBSEQUENT EVENTS
Extension granted for publication of Blyvoor rescue plan
On 17 August 2011, DRDGOLD Limited has announced that its 74%-owned subsidiary, Blyvooruitzicht Gold Mining Company
Limited (Blyvoor), currently involved in a business rescue process in terms of Chapter 6 of the Companies Act, has been granted an extension by the Southern Gauteng High Court of South Africa (Johannesburg) until 1 November 2011 to publish a business rescue plan. On 20 October 2011, further extension has been granted till 2 December 2011, for the business rescue process in terms of section 132(3) of the Companies Act 2008; further extension may, however, be granted.

Interested parties had until 13 September 2011 to show cause why the order granting the extension should not be confirmed.

In court papers motivating for the extension, Blyvoor’s registered business rescue practitioner, Peter van den Steen, stated that various processes critical to finalisation of the business rescue plan were ongoing and would require additional time to conclude.

These included:
•   discussions on terms with key creditors;
•   wage negotiations with unions and associations;
•   negotiations with neighbouring mining companies regarding asset acquisitions; and
•   on-mine measures to improve labour, energy and water efficiencies.

Anglogold Ashanti offers to sell Savuka mining area to Blyvoor

On 14 July 2011, Blyvoor received an indicative offer from AngloGold Ashanti Limited (AngloGold Ashanti), which was subject to the finalisation of a definitive agreement. The AngloGold Ashanti offer involves the sale to Blyvoor of some 390 000 square metres of its neighbouring Savuka mining area for R35.0 million. The area is not within AngloGold Ashanti’s current mine planning. Pending the necessary regulatory approvals and subject to the finalisation of a binding agreement, Blyvoor will mine the area under contract.

Blyvoor gives notice of intention to reduce employee numbers

On September 27, 2011, DRDGOLD announced that the Business Rescue Practitioner overseeing business rescue proceedings at its 74%-owned Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) has given notice of Blyvoor’s intention to enter a 60-
day consensus-seeking process in terms of Section 189 (3) of the Labour Relations Act with the National Union of Mineworkers and UASA – The Union, to consider reducing employee numbers by approximately 500 people.

The reason for the need to consider the reduction is that Blyvoor – under business rescue proceedings in terms of Chapter 6 of the
Companies Act since June this year – has been unable to meet production and financial targets, a situation exacerbated by higher utility costs.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2011

33. SUBSEQUENT EVENTS (continued)
Blyvoor gives notice of intention to reduce employee numbers (continued)

Blyvoor is proposing voluntary separation and application of the principle of “last in, first out” as among the mechanisms to be applied to effect the required reduction in employee numbers.

Measures currently under consideration to achieve a targeted 30% improvement in the cost of production in R/kg terms, and thus to avoid employee reduction, include:
•   a reduction in overtime expenditure;
•   an increase in available face time and subsequent re-organisation of shifts;
•   a re-evaluation of the profitability of 6 Shaft, 4 Shaft and the Reef Picking Project;
•   a reduction of departmental costs by 10%; and
•   revised mining plans.

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
8.1
(18)
List of Subsidiaries.
12.1
(18)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2
(18)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
(18)
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2
(18)
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
333-140850
) on Form F-6.
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
(17)
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2010.
(18)
Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DRDGOLD LIMITED
By:
/s/ D.J. Pretorius
D.J. Pretorius
Chief Executive Officer
By:
/s/ C.C. Barnes
C.C. Barnes
Chief Financial Officer
Date: October 28, 2011