Form 20-F
DRDGOLD LTD
filed 2012-10-26
CIK 1023512

As filed with the Securities and Exchange Commission on October 26, 2012
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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
For the fiscal year ended June 30, 2012
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
The New York Stock Exchange, Inc.
Securities registered or to be registered pursuant to Section 12(g) of the Act
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
As of June 30, 2012 the Registrant had outstanding 385,383,767 ordinary shares, of no par value.
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
1709, South Africa; Telephone: +27 11 470 2600

TABLE OF CONTENTS
Page
PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS .......................................................
4
ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE .........................................................................................
4
ITEM 3.
KEY INFORMATION................................................................................................................................................
4
3A.
Selected Financial Data ................................................................................................................................................
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
6
ITEM 4.
INFORMATION ON THE COMPANY....................................................................................................................
18
4A.
History And Development Of The Company .............................................................................................................
18
4B.
Business
Overview ......................................................................................................................................................
22
4C.
Organizational
Structure..............................................................................................................................................
32
4D.
Property, Plant And Equipment ................................................................................................................................
33
ITEM 4A.
UNRESOLVED STAFF COMMENTS......................................................................................................................
49
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS ............................................................................
49
5A.
Operating
Results
.......................................................................................................................................................
50
5B.
Liquidity And Capital Resources ................................................................................................................................
72
5C.
Research And Development, Patents And Licenses Etc...............................................................................................
74
5D.
Trend
Information........................................................................................................................................................
74
5E.
Off-Balance Sheet Arrangements..................................................................................................................................
74
5F.
Tabular Disclosure Of Contractual Obligations............................................................................................................
74
5G.
Safe
Harbor ..................................................................................................................................................................
74
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..............................................................................
75
6A.
Directors And Senior Management...............................................................................................................................
75
6B.
Compensation ..............................................................................................................................................................
76
6C.
Board
Practices ............................................................................................................................................................
78
6D.
Employees....................................................................................................................................................................
82
6E.         Share Ownership..........................................................................................................................................................
85
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ...........................................................
87
7A.
Major
Shareholders.......................................................................................................................................................
87
7B.
Related Party Transactions ..........................................................................................................................................
88
7C.
Interests Of Experts And Counsel ...............................................................................................................................
89
ITEM 8.
FINANCIAL INFORMATION .................................................................................................................................
89
8A.
Consolidated Statements And Other Financial Information.........................................................................................
89
8B.
Significant
Changes .....................................................................................................................................................
89
ITEM 9.
THE OFFER AND LISTING .....................................................................................................................................
90
9A.
Offer And Listing Details ............................................................................................................................................
90
9B.
Plan Of Distribution.....................................................................................................................................................
91
9C.
Markets.........................................................................................................................................................................
91
9D.
Selling
Shareholders ....................................................................................................................................................
91
9E.         Dilution ........................................................................................................................................................................
91
9F.
Expenses Of The Issue.................................................................................................................................................
91
ITEM 10.
ADDITIONAL INFORMATION..............................................................................................................................
92
10A.
Share
Capital................................................................................................................................................................
92
10B.
Memorandum And Articles Of Association ...............................................................................................................
92
10C.
Material
Contracts........................................................................................................................................................
95
10D.
Exchange
Controls.......................................................................................................................................................
95
10E.
Taxation .......................................................................................................................................................................
97
10F.
Dividends And Paying Agents ....................................................................................................................................
101
10G.
Statement
By
Experts ..................................................................................................................................................
101
10H.
Documents On Display................................................................................................................................................
101
10I.
Subsidiary
Information ...............................................................................................................................................
101
ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........................................
102
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ...........................................................
103
12A.
Debt Securities..............................................................................................................................................................
103
12B.
Warrants and Rights ....................................................................................................................................................
103
12C.
Other Securities............................................................................................................................................................
103
12D
American Depositary Shares .......................................................................................................................................
103

TABLE OF CONTENTS
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES .....................................................................
104
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS ...
104
ITEM 15.
CONTROLS AND PROCEDURES............................................................................................................................
104
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT .......................................................................................................
105
ITEM 16B.
CODE OF ETHICS .....................................................................................................................................................
105
ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES.............................................................................................
105
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES ........................................
106
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.......................
106
ITEM 16F
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT ...........................................................................
106
ITEM 16G.
CORPORATE GOVERNANCE ................................................................................................................................
106
PART III
ITEM 17.
FINANCIAL STATEMENTS ....................................................................................................................................
107
ITEM 18.
FINANCIAL STATEMENTS ....................................................................................................................................
F-pages
ITEM 19.
EXHIBITS ...................................................................................................................................................................
108

Preparation of Financial Information
We are a South African company and currently all of our operations, as measured in production ounces, are located there.
Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as approved by the
International Accounting Standards Board (IASB) for the financial years ended June 30, 2010, 2011 and 2012. All references to
“dollars” or “$” herein are to United States Dollars, references to “rand” or “R” are to South African Rands.
Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. All financial information, except as otherwise noted, are stated in accordance with IFRS as issued by the IASB.
We present our financial information in rand, which is our presentation currency. Solely for your convenience, this
Form 20-F contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R8.30 per $1.00, which was the noon buying rate in New York City on
September 30, 2012.
In this Annual Report on Form 20-F, we present certain non-IFRS financial measures such as the financial items “cash costs per kilogram” and “total costs per kilogram” which have been determined using industry guidelines promulgated by the
Gold Institute and “capital expenditure (cash)”, which we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, profit/(loss) attributable to equity owners of the parent, profit/(loss) before taxation and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the
Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per kilogram, total costs and total costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Terms and Explanations” and
Item 5A.: “Operating Results - Cash costs and total costs per kilogram- Reconciliation of cash costs per kilogram, total costs, total costs per kilogram and capital expenditure (cash).”
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
·   estimates regarding future production and throughput capacity;
·   our anticipated commitments;
·   our ability to fund our operations in the next 12 months; and
·   estimated production costs, cash costs per ounce and total costs per ounce.
Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:
·   adverse changes or uncertainties in general economic conditions in the markets we serve;
·   regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals;
·   changes in our competitive position;
·   changes in business strategy;
·   any major disruption in production at our key facilities; or
·   adverse changes in foreign exchange rates and various other factors.
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
1 kilometer 0.62150 miles 1 mile 1.609 kilometres
1 meter 3.28084 feet 1 foot 0.3048 metres
1 liter 0.26420 gallons 1 gallon 3.785 liters
1 hectare 2.47097 acres 1 acre 0.4047 hectares
1 centimeter 0.39370 inches 1 inch 2.54 centimetres
1 gram/tonne 0.0292 ounces/ton 1 ounce/ton 34.28 grams/tonnes
0 degree Celsius 32 degrees Fahrenheit 0 degrees Fahrenheit - 18 degrees Celsius
Glossary of Terms and Explanations
Assaying .................................. The chemical testing process of rock samples to determine mineral content.
$/oz .......................................... US dollar per ounce
Care and maintenance .............   Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.
Cash costs per kilogram..........   Cash costs are operating costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash costs per kilogram are calculated by dividing cash costs by kilograms of gold produced. Cash costs per kilogram have been calculated on a consistent basis for all periods presented. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with
IFRS.
Caving .....................................   A type of mining in which the ore is blasted and drawn in a manner causing the overhead rock to cave
in.
Conglomerate ..........................   A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-and-fill ..............................   A mining method in which a slice of rock is removed after blasting and replaced with a slice of fill material to provide workers with a platform to mine the next slice of rock.
Cut-off grade ...........................   The minimum in-situ grade of ore blocks for which the cash costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
Depletion .................................   The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Deposition ...............................   Deposition is the geological process by which material is added to a landform or land mass. Fluids such as wind and water, as well as sediment flowing via gravity, transport previously eroded sediment, which, at the loss of enough kinetic energy in the fluid, is deposited, building up layers of sediment. Deposition occurs when the forces responsible for sediment transportation are no longer sufficient to overcome the forces of particle weight and friction, creating a resistance to motion.
Dilution....................................   Broken rock entering the ore flow at zero or minimal grade and therefore diluting the gold content per ton.
Diorite......................................   An igneous rock formed by the solidification of molten material.
Doré .........................................  Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.
Electrowinning ........................  The process of recovering metal from ore by means of electro-chemical processes.
Grade ....................................... The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per ton of ore.
g/t.............................................  Grams per ton.
Horizon....................................  A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
Igneous rock ............................  Rock which is magmatic in origin.
Intrusive...................................  Rock which while molten, penetrated into or between other rocks, but solidified before reaching the surface.
Life of mine.............................   Projected life of a mining operation based on the Proven and Probable Ore Reserves.
Metallurgical plant ..................  A processing plant (mill) erected to treat ore and extract the contained gold.
Mine call factor .......................  This is the gold content recovered expressed as a percentage of the gold content called.

Mill .......................................... Material passed through the metallurgical plant for processing.
Mt ............................................ Million tons.
Opening up .............................. The potential that previously abandoned shafts and mining or developed areas, have to be reopened and mined.
Ore ...........................................  A mixture of valuable and worthless minerals from which the extraction of at least one mineral is technically and economically viable.
Ore Reserves ...........................  Attributable total ore reserves of subsidiaries.
Pay-limit ..................................  The minimum in-situ grade of ore blocks for which cash costs, including all overhead costs, are equal to a projected gold price per ounce.
Payshoot ..................................  Is a zone in which the average value of the ore is well in excess of that of the surrounding area, and which has a more or less consistent direction or trend, or orientation.
Proven Ore Reserves...............   Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and
(b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of Ore Reserves are well-established.
Probable Ore Reserves............   Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for
Proven Ore Reserves, is high enough to assume continuity between points of observation.
oz/t ........................................... Ounces per ton.
Reef..........................................  A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining...................................   The final purification process of a metal or mineral.
Rehabilitation ..........................  The process of restoring mined land to a condition approximating its original state.
Reserves...................................  That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sedimentary.............................  Formed by the deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Shaft.........................................  An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials, ore and waste. A shaft generally has more than one compartment.
Slimes ......................................  The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sloughing ................................   The localized failure of part of the slimes dam wall caused by a build up of water within the dam.
Stope........................................  Underground production working area on the Ore Horizon.
Stoping.....................................  Is the removal of the wanted ore from an underground mine leaving behind an open space known as a stope. Stoping is used when the country rock is sufficiently strong not to cave into the stope, although in most cases artificial support is also provided.
Sub-level stoping.....................   A method of mining in which the ore is blasted, on multiple levels in one stope, and drawn off as it is blasted, leaving an open stope.
t’000......................................... Tons in thousands.
Tailings....................................   Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam............................   A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage/Tonne .......................   Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Total costs per kilogram .........   Total costs per kilogram represent the full amount of costs incurred and represents the difference between revenues from gold bullion and profits or losses before taxation. Total costs per kilogram are calculated by dividing total costs by kilograms of gold produced. Total costs per kilogram have been calculated on a consistent basis for all periods presented. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with
IFRS.
Tpm .........................................  Tonne per month.
Waste rock...............................   Non-auriferous rock.
Yield ........................................  The amount of recovered gold from production generally expressed in ounces or grams per tonne of ore.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL DATA
The following selected consolidated financial data as at June 30, 2012, 2011 and 2010 and for the years ended June 30,
2012, 2011 and 2010 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by
KPMG Inc. as at June 30, 2012, 2011 and 2010 and for the years ended June 30, 2012, 2011 and 2010. Prior to fiscal year ended
June 30, 2008, our annual financial statements (translated into dollars) were prepared and filed with the SEC in accordance with U.S.
GAAP. On December 21, 2007, the SEC, adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file with the SEC financial statements in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these new rules, we changed our basis of presentation to IFRS as issued by the IASB. The selected consolidated financial data as at
June 30, 2009 and 2008, for the year ended June 30, 2009 and 2008 is derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5.: “Operating and Financial Review and
Prospects” and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)
Year ended June 30,
2012
1
³
2012³
2011³
2010³                              2009³
2008
2
³
$’000
R’000
R’000
R’000                              R’000
R’000
Profit or loss Data
Revenue........................................................... 361,960 3,004,264 2,565,319 1,990,522 1,910,738 1,933,147
Results from operating activities .................... 45,755 379,765 (413,971) 35,485 (82,008) (15,175)
Results from operating activities from
continuing operations................................... 30,386 252,204 112,634
61,270            (218,195)
(32,980)
Profit/(loss) for the year attributable to
equity owners of the parent.......................... 37,190 308,675 (287,915)
207,815               129,124
996,041
Profit for the year attributable to equity
owners of the parent from continuing
operations .....................................................
26,181 217,301 67,070 186,553 58,222 73,719
Per Share Data
Basic earnings/(loss) per share (cents) ........... 10 80 (75) 55 34 265
Basic earnings per share - continuing
operations (cents) ........................................ 7 57 17 49 15 20
Diluted earnings/(loss) per share (cents) ........ 10 80 (75) 55 34 265
Diluted earnings per share - continuing
operations (cents) ........................................ 7 56 17
49                       15
20
Dividends proposed per share (ZAR cents) ... 10.0 7.5 5.0 5.0 10.0
Dividends proposed per ADS (USD cents).... 12.1 9.5 7.3 6.7 10.6
Average exchange rate (USD1:ZAR)............. 7.7523 6.9865 7.6117 9.0484 7. 3123
Number of shares issued as at June 30 ...........        385,383,767
385,383,767 384,884,379 384,884,379 378,001,303 376,571,588
Statement of financial position data
Total assets ...................................................... 300,276 2,492,289 2,288,661 2,580,292 2,625,772 2,262,495
Equity (Net assets) .......................................... 196,858 1,633,921 1,219,166 1,649,961 1,583,979 1,305,461
Ordinary share capital..................................... 492,665 4,089,117
4
4,132,604 4,133,318 4,104,480 4,098,206
Month
2012
2012
2012
2012                              2012
2012
September
August
July
June                                May
April
Exchange Rate Data
Average (USD1:ZAR)...................................... 8.2715 8.2465 8.2299 8.3840 8.1087 7.8074
High (USD1:ZAR)............................................ 8.4359 8.4333 8.4720 8.5604 8.4098 7.9841
Low (USD1:ZAR) ............................................ 8.1654 8.0755 8.1019 8.1955 7.7253 7.6208
1
Translations into Dollars in this table are for convenience only and are computed at the noon buying rate in New York City at September 30,
2012 of R8.30 per $1.00. You should not view such translations as a representation that such amounts represent actual Dollar amounts.
² Comparatives have been restated for the reclassification of the Australasian operations as discontinued operations. The discontinued operations relate to the Porgera Joint Venture (disposed on August 17, 2007), Emperor (disposed on October 22, 2007) and Netgold (disposed on March 13,
2008).
³ Comparatives have been restated for the reclassification of Blyvooruitzicht Gold Mining Company Limited (Blyvoor) as a discontinued
operation (disposed June 1, 2012).
4
Ordinary share capital is stated after the deduction of R44.8 million treasury shares held within the group.

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
Some of the most relevant risks are summarized below and have been organized into the following categories:
·   Risks related to our business and operations;
·   Risks related to the gold mining industry;
·   Risks related to doing business in South Africa; and
·   Risks related to ownership in our ordinary shares or American Depositary Shares, or ADSs.
Risks related to our business and operations
Changes in the market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of our operations and the cash flows generated by those operations.
As the majority of our production costs are in rands, while gold is generally sold in dollars, our financial condition has been and could be materially harmed in the future by an appreciation in the value of the rand. Due to the marginal nature of our operations any sustained decline in the market price of gold, below the cost of production, could result in the closure of our operations which would result in significant costs and expenditure, for example, incurring retrenchment costs earlier than expected, that would negatively and adversely affect our business, operating results and financial condition.
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
Exchange rates are influenced by global economic trends which are beyond our control. In fiscal 2012, the rand weakened against the dollar by 21.1%, however in fiscal 2011 and fiscal 2010, the rand strengthened against the dollar by 10.8% and 2.9%
respectively (based on exchange rates at June 30 of each year). From December 2001, when it reached R13.44 = $1.00, the rand has appreciated by 38.5% against the dollar to R8.27= $1.00 at June 30, 2012 (based on closing rates). At September 30, 2012 the rand traded at R8.30 = $1.00, a 0.4% weakening relative to the Dollar from June 30, 2012.
A decrease in the dollar gold price and a strengthening of the foreign exchange rate of the rand could result in a decrease in our profitability. In fiscal 2012, 2011 and 2010 all of our production was from our South African operations providing significant exposure to the strengthening of the rand and a decrease in profitability. If the rand were to continue to appreciate against the dollar, our operations could experience a reduction in cash flow and profitability and this would adversely affect our business, operating results and financial condition.
Inflation may have a material adverse effect on our results of operations.
South Africa has experienced high rates of inflation in the past. Because we are unable to control the market price at which we sell the gold we produce, it is possible that significantly higher future inflation in South Africa may result in an increase in our future operational costs in rand, without a concurrent devaluation of the rand against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon our results of operations and our financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized.

We have incurred losses in the past and may incur losses in the future.
We achieved a net profit of R377.0 million for fiscal 2012, incurred a net loss of R415.4 million for fiscal 2011, and achieved a net profit of R203.4 million for fiscal 2010. The profit in fiscal 2012 was largely due to a 36% increase in the average rand gold price received amounting to R418,538 per kilogram. The loss in fiscal 2011 was mainly as a result of an impairment of
R546.6 million ($80.0 million) against the property, plant and equipment of Blyvooruitzicht Gold Mining Company Limited, or
Blyvoor, due to the uncertainties surrounding the business rescue proceedings Blyvoor underwent at the end of fiscal 2011.
Our profits and cash flows of our operations are directly exposed to the gold price, strength of the rand and higher input costs as we do not hedge.
We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.
Management’s estimates on future cash flows are subject to risks and uncertainties, such as the gold price, production volumes, recovered grades and costs. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from alternative financing and we cannot guarantee that any such financing would be on acceptable terms, or would be permitted under the terms of our existing financing arrangements, or would be available at any terms. In the absence of sufficient cash flows or adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or increased working capital requirements may be adversely affected.
The failure to discover or acquire new Ore Reserves could negatively affect our cash flow, results of operations and financial condition.
Our future cash flow, results of operations and financial condition are directly related to the success of our exploration and acquisition efforts in the regions in which we operate and any new regions that we identify for future growth opportunities.
Our Ore Reserves (metric) for fiscal 2012 decreased by 75%, mainly due to the disposal of Blyvoor which represented 73% of our
Ore Reserves on June 30, 2011. Our Ore Reserves for fiscal 2011 increased by 5% due to the higher rand gold price used in the
Ore Reserve calculation. Our Ore Reserves for fiscal 2010 increased by 15% as a result of the higher rand gold price used in the
Ore Reserve calculation together with the expected increase in Crown’s deposition capacity as a consequence of the construction of the Crown/Ergo pipeline linking Crown Gold Recoveries Proprietary Limited, or Crown, to the Brakpan deposition site. We are currently also conducting exploration activities in Zimbabwe. We can make no assurances that any new or ongoing exploration programs will result in new mineral producing operations that will sustain or increase our Ore Reserves. A failure to discover or acquire new Ore Reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results of operations and financial condition. In addition, our ability to identify Ore Reserves that have reasonable prospects for economic extraction while maintaining sufficient controls on production and other costs, will have a material influence on the future viability of our operations.
We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness because of inherent limitations.
We have evaluated our internal controls over financial reporting for the current fiscal period so that management can attest to the effectiveness of these controls, as required by Section 404 of the United States Sarbanes-Oxley Act of 2002. Management has
determined that these controls were effective for the 2012, 2011 and 2010 fiscal years respectively and did not identify any material weaknesses within our internal controls surrounding the financial reporting process. These internal controls over financial reporting may not be sufficient to prevent significant deficiencies or material weaknesses in the future, and we may also identify other conditions that could result in significant deficiencies or material weaknesses. In this event, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls. For a detailed discussion of controls and procedures, see Item 15.: “Controls and Procedures.”
Single point of failure due to one operating segment
With the disposal of Blyvoor on June 1, 2012, we only have one operating segment remaining. The various processing plants, pump stations and deposition site is linked to each other with a pipeline infrastructure after completion of the Crown/Ergo pipeline project. The Brakpan plant is now our major processing plant and we have only one deposition site. The pipeline infrastructure relating to the Brakpan plant and Brakpan tailings facility are exposed to numerous risks, including operational down time due to unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production which could have a material adverse effect on our business, operating results and financial condition.

Increased production costs could have an adverse effect on our results of operations.
Our historical production costs have increased significantly and we may not be able to accurately predict and adequately provide for further increases in our production costs. Production costs are affected by, among other things:
·   labor stability, lack of productivity and increases in labor costs;
·   increases in electricity and water prices;
·   increases in crude oil and steel prices;
·   unforeseen changes in ore grades and recoveries;
·   unexpected changes in the quality or quantity of reserves;
·   technical production issues;
·   environmental and industrial accidents;
·   gold theft;
·   environmental factors; and
·   pollution.
The majority of our production costs consist of reagents, labor, steel, electricity, water, fuels, lubricants and other oil and petroleum based products. The production costs incurred at our operations have, and could in the future, increase at rates in excess of our annual expected inflation rate and result in the restructuring of these operations at substantial cost. The majority of our South
African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. Crown,
ERPM and Ergo signed a two year wage settlement agreement with the NUM and UASA on November 7, 2011, which provides for annual compensation increases of 8.5% for Categories 4 – 8 employees and 7.5% for Categories 9 – 15 employees. The average increase was therefore 8%. In addition, in the past, we have been impacted by large price increases imposed by our South
African steel suppliers and parastatal entities which supply us with electricity and water. These, combined with the increases in labor costs, could result in our costs of production increasing above the gold price received. Discussions with steel suppliers and parastatal entities to moderate price increases have been unsuccessful in the past.
Labor unrest in South Africa during August and September 2012, resulted in some mining companies agreeing to above inflation wage increases prior to expiry of the then outstanding wage agreements. As at September 30, 2012, no such demands have been made by our employees but we cannot guarantee that no such demands will be made in the future.
The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2012 as a result of the general increase in the cost of crude oil in global markets. During fiscal 2011, the average brent crude oil price was approximately
$97 per barrel and in fiscal 2012, the average brent crude oil price was approximately $112 per barrel. In the event that crude oil prices continue increasing, this could have a significant impact on our production costs.
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
We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations.
We have estimated our aggregate Group Rehabilitation, Reclamation and Closure cost provision at R504.3 million ($60.9 million)
included on our statement of financial position as at June 30, 2012. However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds or funds held in insurance instruments established for our operations. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.

Flooding at our operations may cause us to incur liabilities for environmental damage.
If the rate of rise of water is not controlled, water from old abandoned underground mining areas could potentially rise to the surface or decant into surrounding underground mining areas or natural underground water sources. Progressive flooding of these old abandoned underground mining areas and surrounding underground mining areas could eventually cause the discharge of polluted water to the surface and to local water sources.
Estimates of the probable rate of rise of water in those old abandoned mines are contradictory and lack scientific support, however, should underground water levels not reach a natural subterranean equilibrium, and in the event that underground water rises to the surface, we may face, together with all other mining companies in those areas, claims relating to environmental damage as a result of pollution of ground water, streams and wetlands. These claims may have a material adverse effect on our business, operating results and financial condition.
Damage to tailings dams and excessive maintenance and rehabilitation costs exposes us to greater risk of financial loss due to lower production and health, safety and environmental liabilities.
Our tailings facilities are exposed to numerous risks and events, the occurrence of which may result in the failure or breach of such a facility. These may include sabotage, failure by our employees to adhere to the codes of practice and natural disasters such as excessive rainfall and seismicity. We could be forced to stop or limit operations, the dams could overflow and the health and safety of our employees and communities living around these dams could be jeopardized. In the event that this occurs our operations will be adversely affected and this in turn could have a material adverse effect on our business, operating results and financial condition.
Due to the nature of our business, our operations face extensive health and safety risks.
Regrettably one person died in a work-related incident during fiscal 2012. The employee died after he lit a fire in a closed shelter while on duty. We also had one fatal work-related incident in fiscal 2011 – the employee succumbed to suspected heat stroke during a reconnaissance exercise at Blyvoor’s No. 5 shaft and died in hospital the next day. According to section 54 of the Mine,
Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. These incidents could lead to mine operations being halted and that will increase our unit production costs, due to loss of production. This could have a material adverse effect on our business, operating results and financial condition.
Events may occur for which we are not insured which could affect our cash flows and profitability.
Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. We have insured property, including loss of profits due to business interruption in the amount of about R5.2 billion. Claims for each and every event are limited by the insurers to R500 million.
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

The Crown/Ergo pipeline faces the risk of a start-up project.
The Crown/Ergo pipeline project was completed in February 2012. The pipeline allows gold-bearing material to be transported to the Ergo plant from Crown's remaining reclamation sites surrounding Johannesburg. The pipeline is exposed to numerous risks associated with similar start-up projects, including operational down time due to unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production which could have a material adverse effect on our business, operating results and financial condition.
Conditions precedent for completion of the Blyvoor sale have not been satisfied and if they are not satisfied or waived prior to the relevant end dates our business may be harmed.
The sale agreement entered into in connection with the disposal of Blyvoor consists of two parts, being Part A and Part B.
The conditions precedent for Part A were satisfied and Part A was completed on June 1, 2012. However, the Part B conditions for the mining right conversion and Ministerial approval of the transfer of the mining rights owned by Blyvoor may be refused by the
Department of Mineral Resources, or DMR, which may result in specified restitution steps taken by each party. The sale agreement provides for the possibility that mining right conversion, or Ministerial approval is not obtained. Should either circumstance occur, the sale agreement envisages a number of outcomes which are primarily determined by reference to the reasons for the failure of mining right conversion, or Ministerial approval. If the conditions precedent for Part B of the transaction are not satisfied, or waived by both parties, then restitution could have an adverse effect on our business, operating results and financial condition.
Risks related to the gold mining industry
A change in the price of gold, which in the past has fluctuated widely, is beyond our control.
Historically, the gold price has fluctuated widely and is affected by numerous industry factors, over which we have no control, including:
·   the physical supply of gold from world-wide production and scrap sales, and the purchase, sale or divestment by central banks of their gold holdings;
·   the demand for gold for investment purposes, industrial and commercial use, and in the manufacturing of jewelry;
·   speculative trading activities in gold;
·   the overall level of forward sales by other gold producers;
·   the overall level and cost of production of other gold producers;
·   international or regional political and economic events or trends;
·   the strength of the dollar (the currency in which gold prices generally are quoted) and of other currencies;
·   financial market expectations regarding the rate of inflation;
·   interest rates;
·   gold hedging and de-hedging by gold producers; and
·   actual or expected gold sales by central banks and the International Monetary Fund.
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
The business of gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury to, employees, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims. The risks and events associated with the business of gold mining include, but are not limited to:
·   environmental hazards and pollution, including dust generation, toxic chemicals, discharge of metals, pollutants, radioactive materials and other hazardous material into the air and water;
·   flooding, landslides, sinkhole formation, ground subsidence, ground and surface water pollution, and waterway contamination;
·   a decrease in labor productivity due to labor disruptions, work stoppages, disease, slowdowns or labor strikes;
·   unexpected decline of ore grade;
·   metallurgical conditions and gold recovery;
·   failure of unproven or evolving technologies;
·   mechanical failure or breakdowns and ageing infrastructure;
·   energy and electrical power supply interruptions;
·   falls from heights and accidents relating to mobile machinery;
·   electrocution;
·   activities of illegal or artisanal miners;
·   material and equipment availability;

·  legal and regulatory restrictions and changes to such restrictions;
·  social or community disputes or interventions;
·  accidents caused from the collapse of tailings dams;
·  pipeline failures and spillages;
·  safety-related stoppages; and
·  corruption, fraud and theft including gold bullion theft.
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
Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In the late 1980s and early 1990s, inflation in South Africa reached highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. The inflation rate in South Africa still remains relatively high compared to developed, industrialized countries. As of June 2012, the Consumer Price Inflation Index, or CPI, stood at 5.5%, up from 5.3% in
June 2011, and up from 4.2% in June 2010. The relatively high inflation rate continued at 5.5% as at September 30, 2012. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.
Power stoppages or increases in the cost of power could negatively affect our results and financial condition.
Our mining operations are dependent on electrical power supplied by Eskom, South Africa’s state owned utility company.
As a result of a substantial increasing demand and insufficient generating capacity, Eskom has warned that the country could continue to face significant disruptions in electrical power supply in the foreseeable future. The available generating capacity of electricity was constrained mainly as a result of unplanned maintenance at some of Eskom’s power stations, insufficient supply of coal to the coal fired plants and skills shortages. On January 25, 2008, Eskom announced that they could no longer guarantee the supply of electricity to the South African mining industry. Eskom subsequently cut off power supply to the mining industry for five days in fiscal 2008 and a number of power outages followed over several months thereafter. Eskom did manage to contain electricity stoppages but the fact remains that the country’s current reserve capacity is insufficient and the risk of electricity stoppages is expected to continue through 2013. Apart from the five-day closure, our production has not been affected, however further power supply stoppages or power cost increases could have an adverse effect on our operating results and financial condition. Eskom have indicated that they do not have sufficient funding required for planned infrastructure development, and have imposed the following average tariff increases:
from July 1, 2009 an average tariff increase of 31.3%, from April 1, 2010 an average tariff increase of 24.8%, from April 1, 2011 an average tariff increase of 25.8% and from April 1, 2012 an average tariff increase of 16.7%. These increases have had an adverse affect on our production costs and could have a material adverse effect on our business, operating results and financial condition.
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
As a result of the South African Constitutional Court decision permitting individuals employed as miners with OLD to sue their current or former employers for damages outside the statutory compensation scheme, we could be subject to claims against us from previous or current employees, including a potential class action or similar group claim. We will assess all such claims, if and when filed, on their merits. Liability associated with such claims and expenses of dealing with them could have a material adverse effect on our business, operating results and financial condition.
Increased theft at our work sites, particularly of copper, may result in greater risks to employees or interruptions in production.
Crime statistics available in South Africa indicate an increase in theft. This together with price increases for copper as a commodity has resulted in the increased theft of copper cable. Our operations experience high incidents of copper cable theft despite the implementation of security measures. In addition to the general risk to employees’ lives in an area where theft occurs, we may suffer production losses and incur additional costs as a result of power interruptions caused by cable theft and theft of bolts used for the pipeline.
Possible scarcity of water may negatively affect our results and financial condition.
National studies conducted by the Water Research Commission, released during September 2009, found that water resources were 4% lower than estimated in 1995 which may lead to the revision of water usage strategies by several sectors in the South
African economy, including electricity generation and municipalities. This may result in rationing or increased water costs in the future. Such changes would adversely impact our surface retreatment operations, which use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities. In addition, as our gold plants and piping infrastructure were designed to carry certain minimum throughputs, any reductions in the volumes of available water may require us to adjust production at these operations. We are currently considering a project which envisages the pumping of underground water at ERPM and effluent water for use by our surface retreatment operations.
Government Regulation
Government policies in South Africa may adversely impact our operations and profits.
The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government’s administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals, and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments. The formulation or implementation of government policies may be unpredictable on certain issues, including changes in laws relating to mineral rights, ownership of mining assets and the rights to prospect and mine, additional taxes on the mining industry and in extreme cases, nationalization.
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
The area covered by the new order rights may be reduced by the DMR, if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. In addition, the new order rights will only be transferable subject to the approval of the Minister of Mineral Resources. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister of Mineral Resources in the event of a breach or, in the case of mining rights, non-optimal mining in accordance with the mining work program.

We have lodged applications to convert all of our old order rights, however, to the extent that we are unable to convert some of our old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, the operations of the MPRD Act may result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations. In addition, to the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the DMR, and if enforceable, the level of compensation we will receive, if any. As at September 30, 2012, a substantial portion of our old order mining rights’ conversion to new order mining rights have been approved, but is yet to be issued by the DMR. The MPRD Act states that the conversions must be granted by the minister if all requirements are completed but it does not stipulate any time frame. The MPRD Act also provides for holders of old order rights to continue to operate under the terms and conditions of such rights until conversions under the MPRD Act have been completed. See
Item 4B. “Business Overview”.
Mining royalties and other taxation reform
The implementation of the MPRD Act have resulted result in significant adjustments to our property ownership structure
The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African Government Gazette on November 24, 2008. The Mineral and Petroleum Resources Royalty Act
(Administration), No.29 of 2008, published on November 26, 2008, became effective from March 1, 2010. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the group. The royalty is payable on old unconverted mining rights and new converted mining rights. Based on a legal opinion the Company obtained, mine dumps created before the enactment of the MPRD Act falls outside the ambit of this royalty and consequently the Company does not pay any royalty on any dumps created prior to the MPRD Act. Introduction of further revenue based royalties or any adverse future tax reforms would have an adverse effect on the business, operating results and financial condition of our operations.
On April 1, 2012, the South African Government replaced Secondary Tax on Companies (then 10%) with a 15%
withholding tax on dividends and other distributions payable to shareholders. Although this may reduce the tax payable by the company or our subsidiaries, the withholding tax will reduce the amount of dividends or other distributions received by our shareholders.
In December 2010, the National Treasury of the South African Government released a discussion paper on carbon taxes.
The implementation of these carbon taxes have been postponed until the 2013 national budget proposal. Should these taxes be implemented, they might have a direct or indirect negative cost impact on our operations which could have an adverse effect on the business, operating results and financial condition.
Climate change
Climate change is a global problem that requires both a concentrated international response and national efforts to reduce greenhouse gas, or GHG, emissions. The United Nations Framework Convention on Climate Change is the main global response to climate change. The associated Kyoto Protocol is an international agreement that classifies countries by their level of industrialization and commits certain countries to GHG emission reduction targets. Although South Africa is not one of the developing countries identified, it ranked among the top 20 countries measured by absolute carbon dioxide emissions. During the 2009 Copenhagen climate change negotiations, South Africa voluntarily announced that it would act to reduce domestic GHG emissions by 34% by
2020 and 42% by 2025, subject to the availability of adequate financial, technological and other support. The two main economic policy instruments available for setting a price on carbon and curbing GHG emissions are carbon taxation and emissions trading schemes. In a discussion paper on carbon taxation by the South African Government released in December 2010 different methods of carbon taxation were discussed. Should these methods be implemented, they might have a direct or indirect negative cost impact on our operations which could have an adverse effect on the business, operating results and financial condition of our operations.
The Broad Based Socio-Economic Empowerment Charter
The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter
(effective from May 1, 2004), established certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa. The goals set by the Mining Charter include that each mining company must achieve 15% ownership by historically disadvantaged South Africans, or HDSA, of its South African mining assets within five years and 26% ownership within ten years from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at market value.

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
Labor costs constitute 32% of our production costs for fiscal 2012, 35% for fiscal 2011 and 34% for fiscal 2010. As of
June 30, 2012, we employ and contract 2,222 people, of whom approximately 71% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. In addition, we are subject to strikes by workers from time to time, which result in disruptions to our mining operations. For example, from September 15, 2009 until October 11, 2009, a strike by members of the NUM union in connection with a dispute over new wage agreements resulted in an average daily gold production loss of 320 ounces, almost entirely from Blyvoor’s deep-level underground mining operations.
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

During August and September 2012, there have been a number of illegal strikes at several mining companies in South Africa which resulted in 45 people being killed. These strikes were unprotected (not legal according to current labor legislation) and called for above inflation wage increases and better working conditions.
Such events at our operations or elsewhere could have an adverse effect on our business, operating results and financial
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
·  are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of SARB;
·  are generally required to repatriate, to South Africa, profits of foreign operations; and
·  are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business.
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
Our Company is a public limited liability company incorporated under the laws of the Republic of South Africa. The rights of holders of our ordinary shares, and therefore many of the rights of our ADS holders, are governed by our memorandum of incorporation (previously known as memorandum and articles of association) and by South African law. These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States. In particular,
South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company.
We may be subject to an increase in compliance costs with our continued efforts to increase the transparency of our reporting requirements and changing corporate governance initiatives.
As a result of our listings on NYSE and JSE, we are required to comply with new and changing reporting requirements that have over recent years emphasized an increase in the transparency of public disclosure. The associated regulatory standards set forth by the exchanges’ governing bodies may change over time and may be subject to interpretation. As a result we may not execute the application of these standards properly and will congruently experience an increase in the cost of our compliance efforts. For example, management’s required assessment of our internal controls over the financial reporting process stipulated by
Section 404 of the Sarbanes-Oxley Act of 2002 commands the need for resources from management in addition to our external auditors who are required to attest to our internal control over financial reporting. Maintaining high standards of corporate governance and public disclosure is highly prioritized in our organization and with our continued efforts to comply with these laws currently effective and any future legislative introductions or changes, we will continue to incur the related costs.

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
·  the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by
    South African law with reference to the jurisdiction of foreign courts;
·  the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
·  the judgment has not lapsed;
·  the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;
·  the judgment was not obtained by fraudulent means;
·  the judgment does not involve the enforcement of a penal or revenue law; and
·  the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act, 1978 (as amended), of South Africa.
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

ITEM 4. INFORMATION ON THE COMPANY
4A. HISTORY AND DEVELOPMENT OF THE COMPANY
Introduction
DRDGOLD Limited or DRDGOLD is a South African gold mining company engaged in surface gold tailings retreatment including exploration, extraction, processing and smelting. Our black economic empowerment partners are Khumo Gold SPV
Proprietary Limited, or Khumo Gold and an employee trust (known as the DRDSA Empowerment Trust), which hold 20% and 6%
respectively in our subsidiaries, Ergo Mining Operations Proprietary Limited, or EMO and Blyvooruitzicht Gold Mining Company
Limited, or Blyvoor. We have a 74% interest in EMO and, up to June 1, 2012, in Blyvoor. On June 1, 2012, we sold our entire interest and claims against Blyvoor to Business Venture Investment No 1557 Proprietary Limited, a wholly owned subsidiary of
Village Main Reef Limited, or Village.
As at June 30, 2012, EMO wholly owned and operated Crown Gold Recoveries Proprietary Limited, or Crown, Ergo
Mining Proprietary Limited, and East Rand Proprietary Mines Limited, or ERPM. EMO also owned 65% of ErgoGold
(unincorporated entity), with DRDGOLD holding the remaining 35%. Ergo Mining Proprietary Limited, Crown, ErgoGold and
ERPM’s Cason operation are collectively referred to as Ergo. On July 2, 2012, all the group’s surface operations, including Crown and ErgoGold, were restructured into Ergo Mining Proprietary Limited.
DRDGOLD is also a 50% partner in Chizim Gold (Pvt) Limited, or Chizim Gold, an early-stage gold exploration project on
Zimbabwe’s Greenstone Belt.
We are a public limited liability company, incorporated on February 16, 1895, as Durban Roodepoort Deep Limited, and our
shares were listed on the JSE in that same year. In 1898, our milling operations commenced with 30 stamp mills and in that year we treated 38,728 tons of ore and produced 22,958 ounces of gold. On December 3, 2004, the company changed its name from Durban
Roodepoort Deep Limited to DRDGOLD Limited. Our operations have focused on South Africa's West Witwatersrand Basin, which has been a gold producing region for over 100 years.
To facilitate access to global capital markets our shares and/or related instruments trade on the JSE, New York Stock
Exchange, the Marche Libre on the Paris Bourse, the Brussels Bourse in the form of International Depository Receipts, the Over The
Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange.
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
South African operations
Ergo (continuing operations)
Ergo was formed in June 2007, primarily to recover and treat – over a period of 12 years – some 186 million tones (Mt) of surface tailings contained in the Elsburg Tailings Complex for gold. As a second-phase development, in conjunction with a new pipeline linking Ergo with Crown, the Ergo plant’s second carbon-in-leach (CIL) circuit was refurbished to increase capacity from
1.2 million tones per month (Mtpm) to 1.8Mtpm. Ergo is licensed to produce uranium and sulphuric acid, and a feasibility study to assess the potential of these by-products from the Ergo resource will be completed in fiscal 2013. On July 1, 2012, Ergo acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface assets. Also as part of the restructuring, Ergo acquired DRDGOLD's 35% interest in ErgoGold for R200 million.
Crown was acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares. Also located within the
Witwatersrand Basin, Crown exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations. On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo as part of the restructuring of our surface operations.
ERPM, which consists of the original underground mine, the Cason Dump surface retreatment operation and ERPM
Extension 1 and 2 exploration tenements, was acquired on October 10, 2002. Underground mining at ERPM was halted in October
2008. On July 1, 2012, ERPM sold its surface mining assets, and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo as part of the restructuring of our surface operations.

Blyvoor (discontinued operation)
Blyvoor was acquired on September 15, 1997, in exchange for 12,693,279 of our ordinary shares, is a predominantly underground operating mine located within the Witwatersrand Basin, exploiting gently to moderately dipping gold bearing quartz pebble conglomerates in addition to certain surface sources. On June 1, 2012, our entire interest in Blyvoor was sold to Village.
Zimbabwe exploration
Chizim Gold
Chizim Gold was established, on December 9, 2009 as a 50:50 joint venture with Chizim Investments (Pvt) Limited, or
Chizim Investments, to conduct feasibility studies on certain gold exploration tenements in Zimbabwe’s Greenstone Belt extending over an area of more than 21,000 hectares.
Important Events in Our Development Generally and in the Current Year
Blyvoor provisional judicial management and business rescue proceedings
On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the
High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.
The application, in terms of the provisions of Section 427 of the South African Companies Act, 1973, was prompted by
Blyvoor’s inability to continue to sustain losses incurred since April 2009, which were brought about by the following circumstances:
·  a drop in the rand gold price received between April 1, 2009 and September 30, 2009, due to the strengthening of the
   Rand against the US dollar;
·  extensive damage caused during May 2009 to higher-grade underground production areas at Blyvoor’s No. 5 Shaft by seismic activity, restoration of which was expected to take until March 2010 to complete;
·  power utility Eskom’s higher winter tariffs, compounded by a 32% price increase effective from July 1, 2009, and the likelihood of further increases in coming months; and
·  the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8,000 ounces of production.
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
On April 13, 2010, DRDGOLD announced that the High Court of South Africa had agreed to lift, with immediate effect, the provisional judicial management order in place since November 10, 2009. The Company’s application to the court for the lifting of the provisional judicial management order, pointed out that for the period from November 2009 to February
2010, Blyvoor had traded at an unaudited profit of R33.6 million, the amount owed to trade creditors at the time when the provisional judicial management order was granted had been reduced from R39.0 million to R2.2 million, monthly production of gold had increased from 8,745 ounces to 10,127 ounces and the gold price had increased from R240,000/kg to R265,000/kg.
On December 2, 2009, DRDGOLD announced a proposed transaction to sell 60% of Blyvoor to Aurora Empowerment
Systems Proprietary Limited, or Aurora, for R295 million. On April 1, 2010, the proposed transaction was cancelled by mutual agreement between DRDGOLD and Aurora.
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

On September 27, 2011, DRDGOLD announced that the Business Rescue Practitioner overseeing business rescue proceedings at Blyvoor had given notice of Blyvoor’s intention to enter a 60-day consensus-seeking process in terms of Section
189 (3) of the Labour Relations Act with the National Union of Mineworkers, or NUM and the United Association of South
Africa, or UASA – the Union, to consider reducing employee numbers by approximately 500 employees. The reason for the need to consider the reduction was that Blyvoor – under business rescue proceedings in terms of Chapter 6 of the Companies Act, 2008, since June 2011 – had been unable to meet production and financial targets, a situation exacerbated by higher utility costs.
Blyvoor proposed voluntary separation and application of the principle of “last in, first out” as among the mechanisms to be applied to effect the required reduction in employee numbers. Measures that were under consideration to achieve a targeted 30%
improvement in the cost of production in R/kg terms, and thus to avoid employee reduction, included:
·   a reduction in overtime expenditure;
·   an increase in available work time and subsequent re-organization of shifts;
·   a re-evaluation of the profitability of 6 Shaft, 4 Shaft and the Reef Picking Project;
·   a reduction of departmental costs by 10%; and
·   revised mining plans.
The Business Rescue Practitioner terminated the business rescue proceedings with effect from November 10, 2011, following his conclusion that there were no longer grounds to believe that Blyvoor was financially distressed. In November 2011 the gold price had increased significantly to approximately R460,000/kg, which was the major contributor to this conclusion.
Disposal of Blyvoor
DRDGOLD, Village Main Reef Limited (Village), Blyvoor and Business Venture Investments No 1557 Proprietary
Limited (a wholly owned subsidiary of Village) (Purchaser) entered into a sale of shares and claims agreement (Agreement) on
February 11, 2012.
Pursuant to the terms of the Agreement, DRDGOLD agreed to sell its entire shareholding in Blyvoor (which amounts to
74% of the total issued ordinary share capital of Blyvoor) (Sale Shares) and its working capital and shareholder loan claims against Blyvoor (Sale Claims) to the Purchaser (Transaction).
The Transaction is divided into the Part A Sale and the Part B Sale. In terms of the Part A Sale, the Sale Claims are sold to the Purchaser and in terms of the Part B Sale, the Sale Shares are sold to the Purchaser.
The purchase consideration payable in respect of the Sale Claims and the Sale Shares was discharged by Village through the issue of 85,714,286 new ordinary shares in Village (Village Shares) and an amount of R1 payable in cash by Village, respectively.
The Part A Sale completed on June 1, 2012, at which time 65,714,286 of the Village Shares were issued directly to
DRDGOLD and 20,000,000 were transferred into escrow (Escrow Shares) pending completion of the Part B Sale.
The Part B Sale is subject to the fulfillment, or waiver (if applicable), of the following conditions precedent:
·  by not later than 17h00 on the second anniversary of the signature date of the Agreement, the Department of Mineral
   Resources (DMR) has granted the conversion of Blyvoor’s old order mining right and the new order mining right has been notarially executed and registered in the Mining Titles Office (Conversion); and
·  by not later than 17h00 on the third anniversary of the signature date of the Agreement, the DMR has unconditionally approved the transfer of DRDGOLD’s interest in Blyvoor to the Purchaser in terms of section 11 of the Mineral and
   Petroleum Resources Development Act, No 28 of 2002 (MPRDA) or conditionally approved it on terms and conditions which both DRDGOLD and the Purchaser confirms to be acceptable (Section 11 Approval).
Upon fulfillment of the Part B conditions precedent, the Escrow Shares together with any accrued dividends thereon will be released to DRDGOLD and the Sale Shares will be transferred to the Purchaser.
If the Conversion does not occur in accordance with the terms of the Agreement, or the Conversion occurs but Section 11
Approval is not obtained, any one, or more, of the following may occur:
·   the sale of the Sale Shares is implemented and the Sale Shares are transferred to the Purchaser;
·   a portion of the Sale Claims revert to DRDGOLD;
·   the Escrow Shares together with any accrued dividends thereon are released to DRDGOLD or to the Purchaser;
·   the appointment of the Purchaser as DRDGOLD’s agent to render corporate services on behalf of DRDGOLD to
    Blyvoor continues or is terminated; and/or
·   the DRDGOLD’s right to receive dividends in respect of the Sale Shares is reinstated.

Funding raised for the Ergo flotation/fine-grind plant
DRDGOLD established a Domestic Medium Term Note Programme (DMTN Programme) under which it may from time to time issue notes. DRDGOLD successfully issued R111 million under the DMTN Programme on July 2, 2012 and R54 million on September 14, 2012 which will be applied towards the capital requirements of the Ergo flotation/fine-grind plant.
Restructuring of the surface operations
In order to improve synergies, effect cost savings and a simpler group structure, DRDGOLD announced, on July 3, 2012, the restructuring of the group’s surface operations into Ergo (effective July 1, 2012). Ergo is a wholly-owned subsidiary of EMO.
EMO is 74% held by DRDGOLD, 20% by its black economic empowerment (BEE) partner, Khumo Gold and 6% by the DRDSA
Empowerment Trust.
The restructuring was effected by a number of transactions, including the following:
·  DRDGOLD sold its 35% direct interest in the ErgoGold unincorporated partnership to Ergo for R200 million on loan account;
·  Crown sold its mining assets (excluding its 50% interest in Ergo), mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo;
·  ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo; and
·  Crown and ERPM will distribute their entire holdings in Ergo to their sole shareholder, EMO.
Consequently, EMO will hold 100% of Ergo.
All conditions for DRDGOLD’s disposal of its 35% direct ErgoGold interest have been met. The ERPM and Crown disposals are subject to the consent of the Minister of Mineral Resources in terms of section 11 of the MPRDA.
For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item
4D.: “Property, Plant and Equipment,” and Item 5B.: “Liquidity and Capital Resources.”

4B. BUSINESS OVERVIEW
Description of Our Mining Business
Surface tailings retreatment
Surface tailings retreatment involves the extraction of gold from old mine dumps, comprising the waste material from earlier underground gold mining activities. This is done by reprocessing sand dumps and slimes dams along the reefs that stretch from east to west just to the south of Johannesburg’s central business district (CBD). Sand dumps are the result of the less efficient stamp-
milling process employed in earlier times. They consist of coarse-grained particles which generally contain higher quantities of gold.
Sand dumps are reclaimed mechanically using front end loaders that load sand onto conveyor belts. The sand is fed onto a screen where water is added to wash the sand into a sump, from where it is pumped to the plant. Most sand dumps have already been retreated using more efficient milling methods. Lower grade slimes dams are also the result of the old treatment methods but do not require milling. This material has become economically more viable to process owing to improved treatment methods and a higher gold price. The material from the slimes dams is broken down using monitor guns that spray jets of high pressure water at the target area. The resulting slurry is then pumped to a treatment plant for processing.
Underground mining
Our underground mining operations, which have now either been sold or closed down, comprised relatively mature assets and the principal mining method used was the extraction of previously abandoned Ore Reserves, which required a high degree of opening up, development and retreatment of these previously abandoned Ore Reserves.
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
The gold market was strong but remained volatile in fiscal 2012, trading between a low of $1,483 per ounce and a high of
$1,895 per ounce. The average spot price was 22% higher than in the previous fiscal year, at $1,679 per ounce. Amid continuing global economic uncertainty, investors turned once more to gold (notably to safe-haven products such as Exchange Traded Funds)
and this, together with more de-hedging activity and a slowdown in new mine supply, particularly from South Africa, saw demand exceed supply. The average gold price received by us for the year was R418,538 per kilogram which was 36% higher than the previous year at R308,221 per kilogram.
Looking ahead, we believe that the global economic environment, including economic uncertainty and other factors, will continue to make gold attractive to investors. The supply side shortfall is likely to continue because of circumstances including operational challenges and delays in opening new mines and the challenge, particularly to South African producers such as ourselves, of maintaining profitable production in the face of rising costs.

Our total revenue by geographic market was as follows:
Year ended June 30,
2012
2011                         2010
R’000
R’000                        R’000
South Africa............................................................................................... 3,004,264
2,565,319                  1,990,522
3,004,264
2,565,319                  1,990,522
All gold produced by our South African Operations is sold on our behalf by Rand Refinery Proprietary Limited, or RRL, in accordance with a refining agreement entered into in October 2001. At our various operations the gold bars which are produced consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to RRL for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. RRL then usually sells the gold on the same day as delivery, for the London afternoon fixed Dollar price, with the proceeds remitted to us in rand within two days. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. We currently own 4% (Fiscal 2011: 4%) of RRL (which is jointly owned by South African mining companies), which is disclosed in our financial statements, however the Company believes it has the right to a further 6.22% in RRL which is currently being brought to RRL’s attention and the Company will contest if this additional interest is not awarded. Mr. T.J. Gwebu our Executive Officer Compliance, is a director of RRL, member of their Remuneration Committee and chairman of their Social and
Ethics Committee and Mr. M. Burrell , our Financial Director Ergo, replaced Mr. D.J. Pretorius, our CEO, as an alternate director of
RRL and is also a member of their Audit Committee.
Ore Reserves
The tables below set out the Proven and Probable Ore Reserves that are the Group’s Ore Reserves as of June 30, 2012, and 2011, in both imperial and metric units. Our Ore Reserves are comprised of our attributable Ore Reserves.
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
When delineating the economic limits to the ore bodies, we adhere to the following guidelines:
· The potential ore to be mined is well defined by an externally verified and approved geological model created using our mining software;

·  The potential ore, which is legally allowed to be mined, is also confined by the mine's lease boundaries; and
·  A full life of mine business plan (physical 5 year plan) is constructed to mine the ore from existing infrastructure.
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
Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.
2012                                                                    2011
Three-year average                Business Plan      Three-year average                 Business Plan
Reserve gold price –$/oz 1,388 1,651 1,121 1,536
Reserve gold price –R/kg 331,792 408,381 276,753 328,155
Exchange rate –R/$ 7.44 7.69 7.68 6.65
In fiscal 2012, our attributable Ore Reserves (imperial) decreased by 71% from 6.3 million ounces at June 30, 2011, to
1.8 million ounces at June 30, 2012, primarily as a consequence of the disposal of Blyvoor.
Based on the life of mine business plans, the life of mine for each of our operations at June 30, 2012, are set out in the table below.
                                                                                                    Underground                                                         Surface
Mine                                                                                            2012                             2011                              2012                              2011
Blyvoor
1
.................................................... Not applicable 20 years Not applicable 1 year
Crown ........................................................ Not applicable Not applicable Not applicable² 11 years
Ergo
2
......................................................... Not applicable Not applicable 10 years 11 years
Our Ore Reserves as of June 30, 2012 and 2011 are set forth in the table below.
1
Blyvoor was sold on June 1, 2012.
2
Ergo has been restated to include Ergo Mining Proprietary Limited, ErgoGold, Crown and ERPM’s surface retreatment operation.

Ore Reserves: Imperial
At June 30, 2012
At June 30, 2011
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton)                 ('000 ozs)            (mill)             (oz/ton)
('000 ozs)
(mill)
(oz/ton)              ('000 ozs)
Blyvoor
1
Underground ...................................................
-                     -
-
-                      -                                  -
18.44
0.16
2,913
9.06
0.15
1,352
Surface ................................................................
-                     -
-
2.18
0.03                           74                           -                           -                                -
Total Blyvoor ..................................................
-                      -
-
-                      -                                  -
20.62
0.14
2,987
9.06
0.15
1,352
Ergo
1 2
Surface ................................................................                                                 135.23              0.01                                1,281
  51.21                0.01                           544
147.46
0.01                      1,408
54.90                      0.01                        589
Total Ergo ........................................................                                                 135.23              0.01                                1,281
  51.21                0.01                           544
147.46
0.01                      1,408
54.90                      0.01                        589
Total Group
Underground ....................................................
-                     -
-
-                       -                                  -
18.44
0.16
2,913
9.06
0.15
1,352
Surface ................................................................                                                135.23               0.01                               1,281
  51.21                 0.01                           544
149.64
0.01                      1,482
54.90                     0.01                         589
Total
3
...............................................................                                               135.23               0.01
1  ,281
  51.21
0.01
544
168.08
0.03
4,395
63.96
0.03
1,941
1
Proven and Probable Ore reserves for fiscal 2012 and 2011 reflect our attributable 74% interest in Ergo and for fiscal 2011 our attributable 74% in Ergo and Blyvoor.
2
Ergo’s Ore Reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Crown has been included under
Ergo for fiscal 2012 and 2011.
3
The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

Ore Reserves: Metric
At June 30, 2012
At June 30, 2011
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
Grade
Gold
Content
(mill)                  (g/tonne)       (tonnes)                     (mill)               (g/tonne)         (tonnes)                    (mill)            (g/tonne)          (tonnes)
(mill)
(g/tonne)
(tonnes)
Blyvoor
1
Underground .....................................................
-                                   -                     -
-                                -                       -
16.73
5.42
90.61
8.22
5.12
42.06
Surface .................................................................
-                                   -                     -
1.98
1.16
2.29
-                           -                          -
Total Blyvoor................................................
-                                   -                      -
-                                -                       -
18.71
4.97
92.90
8.22
5.12
42.06
Ergo
1 2
Underground ......................................................
-                                   -                      -
-                                 -                       -
-                           -                           -
-                          -                           -
Surface ..................................................................                                             122.68                            0.32             39.83
  46.46                           0.36             16.92
  133.78                     0.31
43.79
49.81
0.37-
18.32
Total Ergo..........................................................                                              122.68                            0.32             39.83
   46.46                          0.36             16.92
  133.78                     0.31
43.79
49.81                     0.37
18.32
Total Group
Underground .....................................................
-                                   -                       -
-                                   -                      -
  16.73
5.42
90.61
8.22
5.12
42.06
Surface .................................................................                                               122.68                            0.32             39.83
  46.46                            0.36             16.92
   135.76                    0.34
46.08
 49.81                    0.37
18.32
Total
3
................................................................                                              122.68                            0.32              39.83
  46.46                            0.36              16.92
   152.49                    0.90
 136.69
 58.03                    1.04
60.38
1
Proven and Probable Ore Reserves for fiscal 2012 reflect our attributable 74% interest in Ergo and for fiscal 2011 our attributable 74% in Ergo and Blyvoor.
2
Ergo’s Ore Reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Crown has been included under
Ergo for fiscal 2012 and 2011.
3
The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to the fluctuation of the gold price. If we had used different gold prices than the three-year average prices at the time of reserve determination as of June 30, 2012,
2011 and 2010 respectively, we would have had significantly different reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different gold prices, our attributable Ore Reserves as of June 30, 2012,
2011 and 2010 would be as follows:
Year ended June 30, 2012
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram 331,792                   408,381                  367,543                    449,219
Dollar gold price per ounce 1,388                       1,651                      1,486                       1,816
Attributable ore reserves (million ounces) 1.8                           1.8                          1.8                           2.1
Year ended June 30, 2011
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram.......................................... 276,753                   328,155                  295,340                   360,971
Dollar gold price per ounce............................................. 1,121                       1,536                      1,382                        1,690
Attributable ore reserves (million ounces) ..................... 6.3                           7.3                          6.7                            7.8
Year ended June 30, 2010
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram.......................................... 236,752                   306,081                   275,473                   336,689
Dollar gold price per ounce............................................. 926                       1,244                       1,120                       1,368
Attributable ore reserves (million ounces) ..................... 6.0                           7.3                            6.8                          7.8
The approximate mining recovery factors for the 2012 ore reserves shown in the above table are as follows:
Surface
Mine
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Crown
1
.......................
100.0 59.1
Ergo.............................
100.0 38.4
The approximate mining recovery factors for the 2011 ore reserves shown in the above table are as follows:
Underground                                                                             Surface
Mine
Dilution
(Sundries,
Shortfall and
Development)
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Crown¹ ........................
Not applicable Not applicable               Not applicable 100.0 59.3
Ergo.............................
Not applicable Not applicable               Not applicable 100.0 39.3
Blyvoor .......................
23.2                              81.0                                92.3                             100.0                               40.6
The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2012 and 2011, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.
Mine
Proven
Reserves
Probable
Reserves
Blyvoor...................................................................................................................                          16 ft. by 24 ft. 20 ft. by 20 ft.
Ergo ........................................................................................................................                        328 ft. by 328 ft. 328 ft. by 328 ft.
The pay-limit grades based on the three year average dollar price for gold and costs used to determine reserves as of
1
Crown has been included under Ergo for reporting purposes during fiscal 2012 but is disclosed separately above due to the different mettalurgical and recovery factor.

June 30, 2012, are as follows:
Underground                                                    Surface
Mine
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade
(R/t)
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Crown
1
......................................................................
Not applicable Not applicable                            0.27                             64.91
Ergo............................................................................
Not applicable Not applicable                            0.19                             29.42
The pay-limit grades and costs used to determine reserves as of June 30, 2011, are as follows:
Underground                                                    Surface
Mine
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade
(R/t)
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Blyvoor .....................................................................
7.94                     1,284.34 0.27 30.04
Crown¹ ......................................................................
Not applicable Not applicable                            0.52                             84.86
Ergo............................................................................
Not applicable Not applicable                            0.24                             25.60
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
Old Order Rights - Mining Authorizations
Schedule II of the MPRD Act allows the Minister to issue or grant, on application, the appropriate rights referred to in the section concerned over the same mineral on the same land which is the subject of the old order right. By way of example, holders of unused old order rights had for a period of one year from the effective date of the MPRD Act the exclusive right to apply for an appropriate right in terms of item 8 of Schedule II. Once an old order right is lodged for conversion at the Department of Mineral
Resources (DMR), it remains in force until it is converted. The old order right ceases to exist upon the conversion of the old order right and the registration of the new right into which the old order right was converted.
Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002
Existing old order rights, whether statutorily or in terms of common law, need to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRD Act. In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and the social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRD Act on
May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRD Act, mining rights are not perpetual, but endure for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to five years, with one renewal of three years. Applications for conversion of our old order rights have been submitted to the DMR During this period, we are permitted to continue to operate under the terms and conditions of the old order rights which we hold. As at September 30, 2012,
1
Crown has been included under Ergo in fiscal 2012 for reporting purposes but is disclosed separately above due to the different pay-limit grades and costs.

a substantial portion of our old order mining rights’ conversion to new order mining rights have been approved, but is yet to be issued by the DMR.
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
For refined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 12.5)) multiplied by 100]. This rate is capped at a maximum of 5.0% and minimum of 0.5%.
For unrefined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 9.0)) multiplied by 100]. This rate is capped at a maximum of 7.0% and minimum of 0.5%.
For the purpose of calculating the royalty percentage rates a negative EBIT will be set equal to zero.
The Broad Based Socio-Economic Empowerment Charter
In order to promote broader based participation in mining revenue, the MPRD Act provides for a Mining Charter to be developed by the Minister within six months of commencement of the MPRD Act, beginning May 1, 2004. The Mining Charter was initially published in August 2004 and its objectives include:
·  increased direct and indirect ownership of mining entities by qualifying parties as defined in the Mining Charter;
·  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
·  expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities; and
·  promotion of beneficiation.
The Mining Charter sets certain numerical and timeframe goals on equity participation by historically disadvantaged South
Africans of South African mining assets. It recommends that these are achieved by, among other methods, disposal of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its
South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years from
May 1, 2004. Compliance with these objectives is measured on the weighted average “scorecard” approach in accordance with a scorecard which was first published in or around August 2010.
The Mining Charter and the related scorecard are not legally binding and, instead, simply state a public policy. However, the DMR places significant emphasis on the compliance therewith. The Mining Charter and scorecard, have a decisive effect on administrative action taken under the MPRD Act.
In recognition of the Mining Charter’s objectives of transforming the mining industry by increasing the number of black people in the industry to reflect the country’s population demographics, to empower and enable them to meaningfully participate in and sustain the growth if the economy, thereby advancing equal opportunity and equitable income distribution, we have achieved our commitment to ownership compliance with the MPRD Act through our existing black economic empowerment structure with Khumo Gold and the DRDSA Empowerment Trust. Our black economic empowerment partners, Khumo Gold and the
DRDSA Empowerment Trust, hold 20% and 6% respectively in our operating subsidiary, EMO. (See Item 4A.: “History and
Development of the Company”).

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
Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal 2012, we contributed approximately R18.2 million under the COID Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.
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

Mining companies are also required to demonstrate both the technical and financial ability to sustain an ongoing environmental management program, or EMP, and achieve ultimate rehabilitation, the particulars of which are to be incorporated in an EMP. This program is required to be submitted and approved by the DMR as a prerequisite for the issue of a new order mining right. Various funding mechanisms are in place, including trust funds, guarantees and concurrent rehabilitation budgets, to fund the rehabilitation liability.
The MPRD Act imposes specific, ongoing environmental monitoring and financial reporting obligations on the holders of mining rights.
Because of the diverse nature of our operations, ranging from underground mining to surface reclamation activities, environmental risks vary from site to site. These risks have been addressed in EMP’s which have been submitted to the DMR for approval. Additionally, key environmental issues have been prioritized and are being addressed through active management input and support as well as progress measured in terms of activity schedules and timescales determined for each activity.
Our existing reporting and controls framework is consistent with the additional reporting and assessment requirements of the
MPRD Act.
Financial Provision for Rehabilitation
We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation and funds held in insurance instruments. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2012, we held a total of R106.3 million (2011: R134.2 million) in trust, the balance held in each fund being Rnil (2011: R33.5 million) for Blyvoor, R24.3 million (2011: R23.0 million) for Durban Deep, R59.6 million (2011:
R56.5 million) for Crown, R22.4 million (2011: R21.2 million) for ERPM. Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.
The financial provisions for West Wits and Durban Deep have been consolidated into a single rehabilitation trust. The West
Wits financial provision has been impaired as at June 30, 2010, 2011 and 2012, because it will be transferred along with the rehabilitation liability over the West Wits mining rights which have been disposed of.
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
Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the life of mine, the
MPRD Act assumes a fully compliant fund at any given time in the production life of a mine. The DMR appears to have taken a practical approach in dealing with this change, and has indicated that the traditional ring fencing of funds may, for investment purposes be relaxed, and that insurance instruments may also be received subject to the DMR’s consent, to make up the shortfall in available cash funds. The Company has subsequently made use of approved insurance products for a portion of its rehabilitation liabilities. As of June 30, 2012, we held a total of R59.3 million (2011: R8.3 million) in funds held in insurance instruments.
The aggregate group rehabilitation, reclamation and closure cost provision was R504.3 million at June 30, 2012, compared to R490.2 million at June 30, 2011. This has been included in the provision for environmental rehabilitation, restoration and closure in our financial statements as at June 30, 2012.

4C. ORGANIZATIONAL STRUCTURE
The following chart shows our principal subsidiaries (excludes dormant companies in the process of being deregistered) and joint venture as of September 30, 2012. All of our subsidiaries are incorporated in South Africa. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries. In addition,
DRDGOLD holds a 50% joint venture interest in Chizim Gold which is incorporated in Zimbabwe.

4D. PROPERTY, PLANT AND EQUIPMENT
DRDGOLD OPERATIONS
SEPTEMBER 30, 2012

Description of Significant Subsidiaries, Properties and Mining Operations
Witwatersrand Basin Geology
Blyvoor, which was sold on June 1, 2012, is predominantly an underground operating mine located within a geographical region known as the Witwatersrand Basin, exploiting gold bearing reefs in addition to certain surface sources. Ergo, which consists of the ErgoGold, Crown and ERPM’s Cason operations are also located within the Witwatersrand Basin. Crown exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. ERPM, which halted its underground mining operation in October 2008, continues as a surface operation processing sand from the Cason Dump as part of the Ergo operating segment. Ergo is a surface retreatment operation which is currently processing slime tailings from the Elsburg tailings facility, which were historically deposited by ERPM’s underground mining operation.
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
Ergo (continuing operations)
Overview
We own 74% of EMO, which in turn owns 100% of Ergo. Ergo is a surface tailings retreatment operation consisting of the Crown Central, City Deep, Knights (also previously referred to as Crown), ERPM’s Cason operation and Ergo (also previously referred to as ErgoGold) business units which are collectively referred to as Ergo. ERPM’s Cason Dump surface tailings retreatment operation is expected to continue to operate until 2014 under the management of Ergo based on the current rate of retreatment of approximately 186,000 tpm. Ergo undertakes the retreatment of surface sources deposited as tailing from non-
operating mining sites across central and east Johannesburg. In order to improve synergies, effect cost savings and a simpler group structure, DRDGOLD announced on July 3, 2012, the restructuring of the group’s surface operations (Crown, ErgoGold and surface assets of ERPM) into Ergo (effective July 1, 2012).
At June 30, 2012, Ergo had 2,157 employees, including contractors.
Properties
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

History of Ergo
2007
Ergo was founded as an EMO and Mintails SA joint venture.
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
2010
DRDGOLD acquired control of Ergo through the acquisition of Mintails SA’s 50% in Ergo for R82.1 million.
Ergo Phase 1 production ramp-up nears completion with the installation of the second Elsburg tailings complex feeder line to the Ergo plant. Construction of the Crown/Ergo pipeline commenced.
2011
Construction of the Crown/Ergo pipeline continued and the second CIL circuit of the Ergo plant was refurbished as part of the Crown/Ergo pipeline project.
2012
The construction of the Crown/Ergo pipeline and second CIL circuit of the Ergo plant was completed.
In order to improve synergies, effect cost savings and a simpler group structure DRDGOLD announced, on July 3, 2012, the restructuring of the group’s surface operations into Ergo which took place on July 1, 2012.
Construction of the Ergo flotation/fine-grind plant commenced and is expected to be fully commissioned by July 2013.
History of Crown (consolidated into Ergo on July 1, 2012)
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
1998
We purchased 100% of CCGR.
2002
Khumo Bathong Holdings Proprietary Limited (KBH) purchased 60% of Crown. We were appointed as joint manager of the operation with KBH.
2005
On July 6, 2005 we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a
15% stake in our South African Operations.
On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in
Khumo Gold acquiring a 15% interest in a newly created vehicle, EMO, which includes 100% of ERPM, Crown and
Blyvoor. We owned an 85% interest in EMO.
2006
On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in
EMO.
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
2011
Construction of the pipeline to the Ergo tailings deposition site continued and was scheduled for completion in
December 2011.
2012
Construction of the pipeline to the Ergo tailings deposition site was completed. On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo.

Mining and Processing
Ergo undertakes the retreatment of surface sources deposited as tailings from non-operational mining sites from east to west, just to the south of Johannesburg’s central business district.
Material processed by Ergo is sourced from numerous secondary surface sources namely, sand and slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period of time the material was deposited. Archive material is a secondary source of gold bearing material.
This material is generally made up of old gold metallurgical plant sites as well as “river bed” material.
The four metallurgical plants, known as Ergo, Crown Mines, City Deep and Knights, have an installed capacity to treat approximately 24.0 million tons of material per year. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits.
In addition to the four metallurgical plants, Ergo’s assets include access to some 750Mt to 900Mt of tailings deposited across the western, central and eastern Witwatersrand; the Crown milling and pump station close to the Johannesburg central business district; a 50km pipeline; and tailings deposition facilities including the significant Brakpan tailings facility.
The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-
end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-
pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and Carbon-in-Leach, or CIL, technology to extract the gold.
Ergo Plant: The refurbishment of the first CIL circuit at the Ergo plant now has the capacity to treat an estimated 15Mt of tailings a year. The expansion of the gold plant by refurbishing the second CIL circuit has increased the capacity to treat an estimated
21Mt per year. The Ergo flotation/fine-grind plant project which will be fully commissioned by July 2013, will assist in liberating the gold particles currently encapsulated in the sulphides. The circuit will enable the Ergo plant to achieve improved gold recoveries of between 16% to 20%.
City Deep Plant: Commissioned in 1987, this surface/underground plant comprises a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, CIL, elution and zinc precipitation followed by calcining and smelting to doré. Retreatment is continuing at the City Deep Plant for the time being, but the plant will be decommissioned during fiscal 2013 to operate as a milling and pump station and will pump material to the Ergo Plant for retreatment.
Crown Mines
Plant: Commissioned in 1982, this surface/underground plant has already been modified and comprises a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré. In June 2012, the gold extraction portion of the Crown plant was discontinued and all material is now only screened, milled and thickened. This material is then pumped to the Ergo plant for the final extraction of gold.
Knights Plant: Commissioned in 1988, this surface/underground plant comprises a circuit including screening, primary cycloning, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electro-winning and smelting to doré. The Knights plant, although historically part of the Crown operation, is located further east and considerably closer to the Brakpan Tailings Facility. Knights is therefore continuing to treat the nearby Cason dump and due to its location, is able to access the Brakpan tailings facility to deposit waste.
Electricity to Ergo is supplied from various Eskom supply points for the reclamation units and the tailings storage facilities. The plant is supplied from the national power grid via a secured source from the Ekurhuleni Council of 11,000 volts.
Plant sub stations are stepped down to 6,600 volts before being further reduced to 525 volts for the motor control purposes.
Electricity is supplied to the Crown Central and City Deep business units from separate substations referred to as Jupiter and No. 15 Shaft Crown Mines, and for Knights by the Ekhurhuleni Town Council. Electricity is supplied directly from the national power grid to the substation and town council at 44,000 volts. Substations, located on mine sites, transform the power to
6,600 volts for direct supply to the plants. The power supply is further reduced to 525 volts for smaller devices and equipment.
For Crown Central and City Deep, the average annual power consumption is about 72 GWHr and the maximum demand is about
8.0 MW. For Knights the average annual power consumption is about 36 GWHr and the maximum demand is about 7.0 MW.
As of June 30, 2012, the net book value of Ergo’s mining assets was R1,569.1 million.
During fiscal 2012, capital expenditure was mainly directed towards the Crown/Ergo pipeline and Ergo flotation/fine-grind plant project. The 50 kilometer Crown/Ergo pipeline links the Crown Mines and City Deep plants to Ergo's Brakpan tailings facility, while the Ergo flotation/fine-grind plant is expected to improve gold recoveries by between 16% to 20%.

The following capital expenditure was incurred at Ergo in fiscal 2012, 2011 and 2010:
Year ended June 30,
2012
2011                     2010
R’000
R’000                   R’000
Crown/Ergo Pipeline Project ............................................................................. 33,869
119,731                   29,564
CMR dump ....................................................................................................... 57 2,069 -
4A11 dump ....................................................................................................... - 10,232 -
Angelo Pan reclamation..................................................................................... 2,995 - -
Vehicles and equipment..................................................................................... 112 489 1,635
Tailings management ......................................................................................... 14,196
15,567                   13,823
New water line to Angelo Pan and Rocsherville................................................ 35,068
-                           -
Crown/City Slurry line upgrade......................................................................... 13,916
-                           -
Purchase of Anglogold Ashanti assets ............................................................... - - 33
Refurbishment of the Ergo plant and second leach section................................ 15,460 29,379 8,167
Ergo flotation/fine-grind plant ........................................................................... 38,510
-                           -
Reclamation stations, pipeline and pumps ........................................................ - - 38,432
Brakpan tailings facility..................................................................................... 50,733
27,705                  19,906
IT Infrastructure................................................................................................. - - 41
Tower crane ....................................................................................................... 5,573 - -
Ekurhuleni Business Development Academy (EBDA) training facility............ 189 - 397
Other ..................................................................................................................
7,194                         161                   2,535
217,872                  205,333               114,533
Exploration and Development
Exploration and development activity at Ergo involves the drilling of existing surface dumps and evaluating the potential gold bearing surface material owned by third parties that could be processed on a full treatment basis or purchased outright by Ergo.
Exploration drilling has been done to define the uranium potential of the Elsburg complex. Independent competent person reports on uranium, sulphur and gold for the Elsburg proven and probable ore reserves have been compiled.
A feasibility study regarding the deposition of the Crown tailings on the Brakpan tailings facility was completed in fiscal
2010 and R43 million was approved for the extension of the Brakpan tailings complex to accommodate the Crown tailings. The extension of the Brakpan tailings facility was completed during February 2012 and all the Crown, City, Knights and Elsburg tailings are now being deposited on the Brakpan tailings facility.
Environmental and Closure Aspects
Ergo operates at sites located in close proximity to significant municipal infrastructure, commercial and residential development. The major environmental risks are associated with dust from various recovery sites, and effective management of relocated process material on certain tailings dams. The impact of windblown dust on the surrounding environment and community is addressed through a scientific monitoring and evaluation process, with active input from the University of Witwatersrand and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and applied specifically to each dust sample recovery monitoring site and integrated into Ergo’s internal environmental assessment process. Although Ergo completed a project for thickening re-processed tailings, there also remains a risk of localized sloughing which can result in that section of the tailings dam required to be closed temporarily, with repair work being done to the dam wall. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in Ergo’s metallurgical plants. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Ergo has an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to that capacity of return water dams
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
A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place. The surface reclamation process at Ergo has several environmental merits as it has removed a potential pollution source and opens up land for development. Crown has conducted its environmental management program performance assessment, which was submitted to and approved by the DMR during fiscal 2005. Crown has updated its EMP in compliance with the MPRD Act and submitted it to the DMR for approval.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for
Ergo and Crown, in current monetary terms as at June 30, 2012, is approximately R168.3 million and R247.1 million, respectively. A total of R59.6 million has been contributed to the Crown Rehabilitation Trust Fund, while a total of R21 million has been contributed by Ergo to funds held in insurance instruments. The Crown Rehabilitation Trust Fund is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Ore Reserves and Life of Mine
As at June 30, 2012, our 74% share of the Proven and Probable Ore Reserves of Ergo was 1.8 million ounces. In fiscal 2011, our 74% share of Proven and Probable Ore Reserves of Ergo was 2.0 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Mr. Vivian Labuschagne and Mr. Clive
Mervyn Brett are the appointed Mineral Resource competent persons. The current life of mine business plan is estimated to be ten years.
Current Production
In fiscal 2012, production decreased to 135,708 ounces from 144,065 ounces in fiscal 2011 as a result of a 9% decrease in grade to 0.20g/t. The decrease in grade was due to of the conclusion of reclamation from the high-grade Top Star and Menells dumps.
Throughput increased by 6% from 20,326,000 tonnes to 21,603,000 tonnes.
Cash costs in fiscal 2012 increased to $1,094 per ounce from $974 per ounce in fiscal 2011, due mainly to lower gold production and above inflation increases in the cost of electricity and labor.
The following table details our attributable share of the production results from Ergo for the past fiscal year:
2012                   2011                   2010
Production (imperial)
 Surface operations
Ore mined ('000 tons)................................................................................................ 23,811                22,407                20,932
Recovered grade (oz/ton) .......................................................................................... 0.006                  0.006                  0.006
Gold produced (ounces) ........................................................................................... 135,708               144,065             134,742
Results of Operations (R)
Revenue (‘000) .........................................................................................................
1,764,191            1,379,459          1,129,113
Operating costs (‘000) .............................................................................................. 1,141,973               972,479             873,743
Cash operating cost (‘000)
1
..................................................................................... 1,151,400               980,746             869,918
Cash cost per ounce of gold ($)¹ ................................................................................ 1,094                      974                    848
Total cost per ounce of gold ($)¹................................................................................. 1,341                   1,140                 1,009
ERPM
Overview
We own 74% of ERPM, which is consolidated as a subsidiary, through our 74% holding in EMO. ERPM consists of an underground section and the Cason Dump surface retreatment operation. Underground mining at ERPM was halted in October 2008 and is included in ‘Corporate head-office and all other’ in the financial statements for segmental reporting purposes. The Cason
Dump surface retreatment operation will continue to operate until June 2014 under the management of Ergo based on the current rate of production of approximately 196,700tpm and has been included under Ergo in the financial statements for segmental reporting purposes.
At June 30, 2012, ERPM had 39 employees, including contractors.
1
Cash operating cost, cash cost per ounce and total cost per ounce of gold are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation of operating costs see Item 5A.:
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
At June 30, 2012, the net book value of ERPM’s mining assets was R14.1 million, representing the Cason surface retreatment operation, reported under the Ergo segment.
History
1895
Formation of East Rand Proprietary Mines Limited.
1991
The FEV shaft was commissioned.
1999
East Rand Proprietary Mines Limited was liquidated in August 1999. The mine was run by a small number of employees during liquidation. Underground flooding continued during liquidation.
2000
KBH took over control of the mine in January 2000. Operating as Enderbrooke Investments Proprietary Limited, or
Enderbrooke, and employing an outside contractor, the mine re-commenced mining operations in February 2000.
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
2005
Central Shaft placed on care and maintenance. On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African operations. On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a
15% interest in a newly created vehicle, EMO, which includes 100% of ERPM, Crown and Blyvoor. We owned an 85%
interest in EMO.
2006
On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in
EMO.
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
2012
On July 1, 2012, ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in
ErgoGold to Ergo in exchange for shares in Ergo.
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
ERPM’s SWV Shaft was used until October 6, 2008 to manage the rising water level on the Central Witwatersrand Basin.
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
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for ERPM, in current monetary terms as at June 30, 2012, is R68.6 million. A total of R22.4 million has been contributed to the
ERPM Rehabilitation Trust Fund and R41.8 million in insurance instruments. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Ore Reserves and Life of Mine
As at June 30, 2012, our 74% share of Proven and Probable Ore Reserves of ERPM are included under Ergo. The total surface Ore Reserves comprise 0.1 million ounces from the Cason Dump and 1.1 million ounces from the Elsburg and Benoni tailings complexes, which will be processed over the next two and ten years, respectively. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM, Mr. Vivian Labuschagne is the appointed Mineral Resource competent person.

Current Production
ERPM underground section produced no gold during fiscal 2012. Production from the surface retreatment section, Cason
Dump, is now reported under Ergo.
Blyvoor (Discontinued operation)
Overview
Until June 1, 2012, when we sold our entire interest and claims against Blyvoor to Business Venture Investment No 1557
Proprietary Limited, a wholly owned subsidiary of Village, we owned 74% of the Blyvoor, which in turn owns 100% of the
Doornfontein Gold Mining Company Limited. The consolidated mining operation, referred to as Blyvoor, consists of the adjacent mines of Blyvooruitzicht and Doornfontein which are located within the Far West Rand Goldfield on the northwestern edge of the
Witwatersrand Basin. Blyvoor was the first mine in the “West Wits” line. Together, these two operations produced over 38 million ounces of gold since inception in 1937, of which over 2.4 million ounces were produced while Blyvoor was owned by DRDGOLD.
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
Blyvoor is in the process of converting these old order mining rights to new order rights under the MPRD Act.
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
respectively.
On July 6, 2005, we signed a Memorandum of Understanding with Khumo Bathong Holding Proprietary Limited, or
KBH, regarding the acquisition by Khumo Gold SPV Proprietary Limited, or Khumo Gold, of a 15% stake in our South
African Operations.
On October 27, 2005, our Board of Directors approved the transaction with Khumo Gold. The new structure resulted in
Khumo Gold acquiring a 15% interest in a newly created vehicle, EMO, which owns ERPM, Crown and Blyvoor. We owned an 85% interest in EMO.
2006
On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in
EMO.

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
In December 2009, Aurora Empowerment Systems Proprietary Limited proposed a transaction to purchase 60% of
Blyvoor for R295 million.
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
2012
On June 1, 2012, we sold our entire interest and claims against Blyvoor to Business Venture Investment No 1557
Proprietary Limited a wholly owned subsidiary of Village.
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
Two levels have been holed between the previous Doornfontein mine and workings within the Blyvoor lease extension
(purchased in 1996 from Western Deep Levels Limited) to allow ore from the bottom of the Blyvoor workings to be trammed across and hoisted up via the Blyvoor No. 5 Shaft, from where it is trucked to the gold plant. The average mining depth at Blyvoor is 10,541 feet (3,213 meters) and 5,292 feet (1,613 meters) below mean sea level.
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
In fiscal 2008, electricity supply to the mine was interrupted by Eskom, as a result of which production suspended for a week due to safety concerns. The situation did improve during March 2008, the operation is however still on a six hour standby notice, in the event that power supply becomes unstable in the area. Eskom has requested all of its “Key Customers” to reduce power consumption by 10%. Blyvoor managed to adhere to this request and continued during fiscal 2010, 2011 and 2012 to save the maximum amount of energy possible.
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
During fiscal 2010, mining ramp-up continued towards the 2,500m
2
per month targeted at the WAP Project, and by fiscal
year-end had reached some 1,750 m
2
per month. On August 26, 2009, DRDGOLD announced that it had advised unions of its intention to right-size the Blyvoor operation. Blyvoor proceeded with a 60-day facilitated consultation process in terms of Section
189A of the South African Labor Relations Act to determine the future of affected employees. The consultation process was completed on October 26, 2009 and 330 employees were retrenched. Furthermore, on November 9, 2009, in a bid to save our
Blyvoor mine from liquidation, we applied to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009. In April
2010, after Blyvoor had returned to profitability, the High Court of South Africa agreed to lift the provisional judicial management order in place since November 10, 2009. Refer to Item 4A.: “History and Development of the Company” for a more detailed discussion.
In fiscal 2011, efforts were directed mainly towards the opening and development of mining areas to ensure more flexibility. On June 23, 2011, DRDGOLD announced that it had suspended financial assistance to Blyvoor. The decision followed the promulgation of the new South African Companies Act which requires directors of parent companies to seek the consent of the parent company’s shareholders and then to consider the effects on the solvency and liquidity of the parent company as conditions precedent to the provision of financial assistance to subsidiaries. Blyvoor’s production had been trending down in the last quarter of fiscal 2011 as a result of a drop in grade, attributable to a substitute explosive used for the fourth quarter of fiscal 2011, due to major overhaul repairs at our regular explosive supplier’s manufacturing plant, public holiday interruptions and seismicity-related work stoppages, while costs had increased due mainly to higher electricity charges, and particularly power utility Eskom’s winter tariff, which added R11 million a month to overhead costs. The Board of Directors of Blyvoor had, in response to DRDGOLD’s decision, resolved to begin business rescue proceedings for Blyvoor in terms of Chapter 6 of the Companies Act. The business rescue process provided for in Chapter 6 replaces the judicial management process in the previous Act. Refer to Item 4A.: “History and Development of the Company” for a more detailed discussion.
In fiscal 2012, the Business Rescue Practitioner terminated the business rescue proceedings with effect from
November 10, 2011, following his conclusion that there were no longer grounds to believe that Blyvoor was financially distressed.
At the beginning of February 2012, Blyvoor suspended mining from its Number 4 and 6 shafts as part of a process to reduce costs.
On June 1, 2012, we sold our entire interest and claims against Blyvoor to a wholly owned subsidiary of Village. Refer to Item 4A.:
“History and Development of the Company” for a more detailed discussion.

The following capital expenditure was incurred at Blyvoor in fiscal 2012, 2011 and 2010:
Year ended June 30,
2012                   2011                   2010
R’000                  R’000                 R’000
Raise boreholes .......................................................................................................... - - 3,356
WAP Project ..............................................................................................................
-                          -
1,916
Slimes pump stations and residue deposition............................................................. 381
 3,080
3,193
15/29 incline shaft equipping.....................................................................................
-                     119
-
Ice plant retrofit and upgrade.....................................................................................
8                   1,649                5,212
Symons crusher..........................................................................................................
-                          -
3,482
Mobile cooling units .................................................................................................. - - 340
Safety related equipment and expansion of seismic monitoring network ..................
-                        28                   162
Opening up and development ....................................................................................
50,315                  57,248              48,935
Mining and engineering equipment ........................................................................... 23,326
  25,277              10,317
Other ..........................................................................................................................
8,909                    8,282                2,639
82,939                  95,683              79,552
Exploration and Development
In fiscal 2009, Blyvoor began an exploration drilling program linked to opening up and development to evaluate the south-
west down-dip extension of the Blyvoor ore body south of the Boulder Dyke. Exploration into the south-west block was delayed due to a fire which temporarily cut off services into this area. In fiscal 2011 and 2012, we continued with exploration and cover drilling with reconnaissance visits made to the Carbon Leader areas at No 5 Shaft. Normal stope face sampling and geological mapping was ongoing.
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

Blyvoor has updated its EMP to meet the new requirements of the MPRD Act. The EMP was submitted to the DMR for approval. Blyvoor is currently demolishing and rehabilitating redundant surface infrastructures. Blyvoor completed the demolishing of its uranium plant in fiscal 2011.
Current Production
Blyvoor produced a total of 96,645 ounces of gold for the period July 1, 2011 to May 31, 2012 of fiscal 2012, with
73,048 ounces from underground areas and 23,597 ounces from surface areas. This represented 42% of our total production from operations for fiscal 2012 of 232,353 ounces.
Cash costs of $1,404 per ounce in fiscal 2012 increased from $1,290 per ounce in fiscal 2011.
The following table details the operating and production results from Blyvoor for the past three fiscal years.
Year ended June 30,
2012
2011                        2010
Production (imperial)
 Surface Operations
Ore mined ('000 tons) .................................................................................
3,004
3,448                       3,272
Recovered grade (oz/ton) ............................................................................ 0.008
0.009                       0.009
Gold produced (ounces) .............................................................................. 23,597
29,645                     29,226
Underground Operations
Ore mined ('000 tons) .................................................................................
627
807                          698
Recovered grade (oz/ton) ............................................................................ 0.117
0.113                       0.111
Gold produced (ounces) .............................................................................. 73,048
91,469                     77,226
Total ounces produced................................................................................. 96,645
121,114                    106,452
Results of Operations (R)
 Revenue ('000)..............................................................................................
1,240,073
1,185,860                   861,409
Operating costs ('000)................................................................................... 1,046,914
1,115,820                   845,122
Cash operating cost ('000)
1
........................................................................ 1,052,197
1,091,941                   878,888
Cash cost per ounce of gold ($)
¹
................................................................
1,404
1,290                       1,085
Total cost per ounce of gold ($)¹ ................................................................... 1,476
1,988                      1, 086
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

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-
emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. A trial date was allocated by the High Court of South Africa for April 25, 2008, but the case was postponed. Dino Properties Proprietary Limited (previously called M5) instituted action against the Company seeking to enforce an agreement of sale of the DRD Village entered into on July 21, 2005, or alternatively payment of R195 million which was alleged to represent the market value of the property. DRDGOLD entered into an agreement with Rand Leases Properties and purchased the pre-emptive right for an amount of R21.8 million. Both cases were withdrawn by Dino Properties and Rand Leases
Properties. Refer to “Legal Proceedings- Legal proceedings relating to an agreement to sell Durban Deep’s mine village” below for more details.
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
Environmental and Closure Aspects
Rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of Registration requirements have been taken over by DRD Proprietary Limited, which is owned by Mintails. An official liability transfer in terms of section 58 of the MRPDA Act has been submitted to the DMR. DRDGOLD retains only the village that has no assessed liability associated with it. The legal transfer of the liability would be dependent on the DMR's assessment of Mintails' financial capability.
DRDGOLD therefore still has a contingent liability until such legal transfer is affected.
The environmental rehabilitation liabilities increased from R19.0 million in fiscal 2011 to R20.4 million in fiscal 2012.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for Durban Deep, in current monetary terms as at June 30, 2012, is R20.4 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the statement of financial position. A total of R24.3 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
West Wits
Overview
We own 100% of West Witwatersrand Gold Holdings Limited, or WWGH, which holds West Witwatersrand Gold
Mines Limited, or West Wits. We acquired the entire share capital of WWGH, as well as Consolidated Mining Corporation Limited's loan to WWGH, on April 1, 1996. We also acquired the entire issued share capital and the shareholders' claim and loan account of
East Champ d'Or Gold Mine Limited, a gold mining company with mining title in the West Rand. The mining assets were sold to
Bophelo Trading Proprietary Limited, subsequently renamed, Mogale Gold Proprietary Limited, or Mogale, during fiscal 2004, effectively leading to the closure of the mining operation.
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
2000
All mining ceased at West Wits in August 2000.
2002
We entered into an agreement with Bophelo Trading Proprietary Limited, subsequently renamed Mogale Gold Proprietary
Limited, or Mogale, for the sale of the West Wits gold plant, freehold areas, surface rights permits and certain related assets.
2003
The agreement with Mogale was subsequently amended by a Memorandum of Agreement on June 6, 2003. The effective date of this sale was July 21, 2003.
2004
Mogale was placed under judicial management on April 13, 2004. As a result, the remaining balance on the purchase price was impaired for R8.3 million.
2005
West Wits entered into an agreement with Randfontein Estates Gold Mines Limited and Atomaer Proprietary Limited,
for the establishment of a regional underground water management vehicle.
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
Lawsuit by French shareholders
In August 2008, the Company received by post a summons issued in the Tribunal De Grande Instance District Court of Paris
by the Association for the Defense of the Shareholders of East Rand (the association) against EMO.
The claim was based on the following allegations:
· that the members of the association were shareholders of ERPM;
· that the non-audited ERPM results of the six-month period from July to December 1998 were misleading regarding the
' healthiness' of ERPM prior to its winding up in 1999;
· that the 1999 liquidation of ERPM was fraudulently approved by 15% of shareholders who were representatives of the
  South African state against the interests of French shareholders; and
· that the subsequent scheme of arrangement to remove ERPM from liquidation in 1999 was approved by 15% of shareholders without consultation with French shareholders.
On the basis of these allegations, the association was claiming a payment of 5 million euros for damages, 10,000 euros for costs and costs of suit. EMO raised the point that the French Courts lack jurisdiction to hear the matter and also filed its defenses on the merits of the case. On May 24, 2011 the Court refused the association’s application for postponement and the case was struck off the roll.
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
Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On
December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend and were issued an interdict by the High Court prohibiting us to sell the property in fiscal 2008. The Company bought back the pre-emptive right in June 2012 and Rand Leases Properties withdrawn the interdict against us to sell the property.
Dino Properties Proprietary Limited (previously M5) (“Dino Properties”) instituted action against us seeking to enforce an agreement of sale of Durban Deep’s mine Village entered into on July 21, 2005, or alternatively payment of R195 million which was alleged to represent the market value of the property. This case is in the process of being withdrawn.
Claim for alleged damages at Blyvoor
Duffuel Proprietary Limited and Paul Frederick Potgieter are suing DRDGOLD, EMO, Blyvoor and the latter's directors for alleged pollution of peat reserves which they claim to sell to the mushroom industry. Since the 20-F for fiscal 2010 the plaintiffs amended the amounts claimed against DRDGOLD, EMO, Blyvoor and the latter's directors as follows:
·  R41,051,000 for loss of peat reserves;
·  R23,657,910 for removal and transportation of the polluted peat;
·  R2,025,000 for required permits and authorizations;
·  R1,650,000 for installation of pipelines; and
·  R192,000 for importation of clean water for domestic use.
The defendants are defending this action and a plea setting out the basis of our defense has been filed at Court. The trial date allocated by the Court is on October 9, 2013.

Dispute with the Ekurhuleni Municipality
The Ekurhuleni Municipality brought an action against ERPM claiming an amount of R42 million (R50.8 million as at June
30, 2012) in respect of outstanding rates and taxes which are allegedly owing. ERPM has employed experts to investigate the allegations and it appears that this claim is unfounded. ERPM is defending this action and has employed Norton Rose Attorneys to represent it. There are sufficient defenses to repel the claim, therefore the probability of an outflow of resources is not probable.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
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
· Operating results:
-
Business overview, a general description of our business.
-
Key drivers of our operating results and principal factors affecting our operating results, a general description of the principal uncertainties and variables facing our business and the primary factors that have a significant impact on our operating performance.
-
Recent acquisitions and dispositions, a description of the recent acquisitions, disposals and other transactions that have impacted, or will impact, our performance.
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
· Liquidity and capital resources, an analysis of our cash flows, borrowings and our anticipated funding requirements and sources.
· Research and development, patents and licenses, etc.
· Trend information, a review of the outlook for, and trends affecting our business.
· Off-balance sheet arrangements.
· Tabular disclosure of contractual obligations, being the numerical review of our contractual future cash obligations.
· Safe harbor.

5A. OPERATING RESULTS
Business overview
We are a South African gold mining company engaged in surface gold tailings retreatment, including exploration, extraction, processing and smelting. As at June 30, 2012, we have surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, which are currently located in South Africa. On June 1, 2012, we disposed of our last current operating underground operation, Blyvooruitzicht Gold Mining Company Limited, or Blyvoor. Blyvoor has
therefore been classified as a discontinued operation in this Annual Report and comparatives have been restated for this purpose.
In fiscal 2010, the Group broadened its activities to include initial exploration activities on a small scale in Zimbabwe.
Our strategy is to enhance shareholder value by reducing risk, controlling costs, managing margins and taking a disciplined approach to growth in the highly competitive mining environment. The company’s key objectives are to:
· consolidate our position as one of the world leaders in the production of gold from the retreatment of surface sand and slimes material through our Ergo operation;
· realize value for shareholders from our remaining underground gold resources associated with ERPM Extensions 1 and 2 exploration areas in South Africa; and
· establish, from ongoing joint venture exploration activity, the viability of alluvial and near-surface gold mining in
  Zimbabwe.
Our short term goal is to maximize gold extraction from Ergo’s current surface resource at the lowest possible cost through:
· the use of our pump stations, pipelines, deposition capacity and other infrastructure; and
· fast-track development, commissioning and build-up of production from our new R250 million flotation/fine-grind circuit, expected to increase gold recovery by between 16% and 20%.
In the longer term, it is anticipated that the Ergo resources can also be exploited for uranium, potentially through the addition of cost-effective resin-in-pulp technology to the flotation/fine-grind circuit.
During the fiscal years presented in this Annual Report all our operations take place in one geographic region, namely
South Africa (“South African Operations”), based on revenue generated from the location of our subsidiaries, as follows:
Ergo (Continuing operations):
· Ergo Mining Proprietary Limited (Ergo), ErgoGold (unincorporated entity) and Crown Gold Recoveries Proprietary
  Limited (Crown), collectively referred to as Ergo – surface tailings retreatment; and
· East Rand Proprietary Mines Limited (ERPM) – surface tailings retreatment (reported under Ergo) and ERPM Extension
  1 and 2 exploration tenements. ERPM’s underground mining operation has been discontinued and is included under
  ‘Corporate head-office and all other’ in our financial statements’ operating segments.
Blyvoor (discontinued operation):
· Blyvooruitzicht Gold Mining Company Limited (Blyvoor) – underground mining and surface tailings retreatment.
In fiscal 2012, the South African Operations accounted for all of our production and profit for the year of R377.0 million
(fiscal 2011: R415.4 million loss and fiscal 2010: R203.4 million profit). In fiscal 2012, the profit from continuing operations was
R253.0 million (fiscal 2011: R83.5 million and fiscal 2010: R187.1 million) and from discontinued operations was R124.0 million
(fiscal 2011: R498.9 million loss and fiscal 2010: R16.2 million profit).
Exploration activities are undertaken in South Africa and in Zimbabwe.
As at June 30, 2012, we had attributable Ore Reserves of approximately 1.8 million ounces, compared to 6.3 million ounces as at June 30, 2011 and 6.0 million ounces as at June 30, 2010. The decrease was attributable to the disposal of Blyvoor which represented 4.3 million ounces of the 6.3 million ounces of our reserves as at June 30, 2011.

Key drivers of our operating results and principal factors affecting our operating results
The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:
·The price of gold, which fluctuates widely in dollars and rands;
· The production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
· The cost of producing that gold as a result of mining efficiencies; and
· General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations particularly in South Africa.
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
The following table indicates the movement in the dollar gold spot price for the 2012, 2011 and 2010 fiscal years:
2012 fiscal year
2011 fiscal year
% change
Opening gold spot price on July 1, ..................................
$1,506 per ounce                     $1,244 per ounce
21%
Closing gold spot price on June 30, .................................
$1,599 per ounce                     $1,506 per ounce
6%
Lowest gold spot price during the fiscal year .................. $1,483 per ounce $1,157 per ounce 28%
Highest gold spot price during the fiscal year.................. $1,895 per ounce $1,553 per ounce 22%
Average gold spot price for the fiscal year ......................
$1,673 per ounce                    $1,369 per ounce
22%
2011 fiscal year
2010 fiscal year
% change
Opening gold spot price on July 1, ..................................
$1,244 per ounce                        $935 per
ounce                         33%
Closing gold spot price on June 30, .................................
$1,506 per ounce                     $1,244 per
ounce 21%
Lowest gold spot price during the fiscal year .................. $1,157 per ounce $909 per ounce 27%
Highest gold spot price during the fiscal year.................. $1,553 per ounce $1,261 per ounce 23%
Average gold spot price for the fiscal year ......................
$1,369 per ounce                    $1,089 per ounce
26%
2010 fiscal year
2009 fiscal year
% change
Opening gold spot price on July 1, .................................. $935 per ounce $930 per ounce 1%
Closing gold spot price on June 30, .................................
$1,244 per ounce                        $935 per ounce                          33%
Lowest gold spot price during the fiscal year .................. $909 per ounce $713 per ounce 27%
Highest gold spot price during the fiscal year.................. $1,261 per ounce $989 per ounce 28%
Average gold spot price for the fiscal year ...................... $1,089 per ounce $873 per ounce 25%
A significant upward trend in the dollar gold price has been noted over the past seven fiscal years. Our production has been sourced from our South African Operations and as a result the impact of movements in relevant exchange rates during those six fiscal years, has been significant on our operating results. The average gold price in rand (based on average spot prices for the year) increased from R8,289 per ounce in fiscal 2010 (a 5% increase from fiscal 2009), to R9,565 per ounce in 2011 (a 15%
increase from fiscal 2010) and R12,970 per ounce in 2012 (a 36% increase from fiscal 2011).
Based on our forecast gold price of R468,261 per kilogram for fiscal 2013, a 10% increase in the rand gold price received will increase our forecast profit for the year by R178.8 million and a 10% decrease in the rand gold price received will decrease our profit for the year by R178.7 million.

Gold production and operating costs
Gold production from our operations totaled 232,353 ounces during fiscal 2012, compared to 265,179 ounces during fiscal 2011, and 241,194 ounces in fiscal 2010. Gold production from continuing operations totaled 135,708 ounces during fiscal
2012, compared to 144,065 ounces during fiscal 2011, and 134,742 ounces in fiscal 2010. The benefits enjoyed in fiscal 2012 from the 36% increase (fiscal 2011: 15% increase) in the average rand gold price received were partially offset by an increase in average cash operating costs of 21% (fiscal 2011: 8%). Average operating costs were higher due to high average price increases in operating costs components and lower production.
Our costs and expenses consist primarily of operating costs and depreciation. Operating costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of gold. ‘Consumables and other’ and 'labor' are the largest components of operating costs, constituting respectively, 37% and 32% of operating costs for fiscal 2012. “Consumables and other’ and 'labor' constituted 48% and 18%, respectively, of our operating costs from continuing operations for fiscal 2012.
For fiscal 2012, 31%, fiscal 2011, 35% and fiscal 2010 32% of our mining operations, based on kilograms of gold produced, involved deep level underground mining from our discontinued operation, Blyvoor, which is more labor intensive.
In fiscal 2012, production decreased to 232,353 ounces (produced from 24.9 million tonnes milled at an average yield of
0.29g/t) from 265,179 ounces in fiscal 2011 (produced from 24.2 million tonnes milled at an average yield of 0.34g/t). Production increased to 265,179 ounces in fiscal 2011 from 241,194 ounces in fiscal 2010 (produced from 22.6 million tonnes milled at an average yield of 0.33g/t). The reasons for the movements in production are explained in more detail below.
Our continuing operation, Ergo, produced 135,708 ounces (from 21.6 million tonnes milled at an average yield of
0.20g/t) in fiscal 2012, in comparison with 144,065 ounces (from 20.3 million tonnes milled at an average yield of 0.22g/t) in fiscal 2011 and 134,742 ounces (from 19.0 million tonnes milled at an average yield of 0.22g/t) in fiscal 2010. The decrease in production in fiscal 2012 was due to a decrease in average grade, resulting from the depletion of previous higher grade surface material being processed from the Top Star and Mennells dumps. The increase in production in fiscal 2011 was mainly due to a rise in both throughput and average grade, resulting from continued build-up of slimes recovery from the Elsburg Tailings
Complex.
Our discontinued operation, Blyvoor, produced 96,645 ounces (from 3.3 million tonnes milled at an average yield of
0.91g/t) in fiscal 2012, in comparison with 121,114 ounces (from 3.9 million tonnes milled at an average yield of 0.98g/t) in fiscal
2011 and 106,452 ounces (from 3.6 million tonnes milled at an average yield of 0.92g/t) in fiscal 2010. The decrease in production in fiscal 2012 compared to fiscal 2011, was mainly due to the suspension of Blyvoor’s Number 4 and 6 shafts on
February 6, 2012 and due to only eleven months of production being included as a result of the disposal of Blyvoor on
June 1, 2012. The increase in production at Blyvoor in fiscal 2011 compared to fiscal 2010, reflected continued recovery of the underground operations from the effects of substantial seismic damage suffered in May 2009 in the high-grade areas of No. 5
Shaft and a protracted, wage related strike in fiscal 2010.
General economic factors
As at September 30, 2012, our operations are located in South Africa. We also engage in small scale exploration activities in Zimbabwe (such activities are at an early stage and therefore do not affect our results of operations). We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to
South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.
Effect of exchange rate fluctuations
For the year ended June 30, 2012, all of our revenues were generated from our South African operations, all of our operating costs were denominated in rand and we derived all of our revenues in dollars. As the price of gold is denominated in dollars and we realize our revenues in dollars, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability. Based upon average rates during the respective years, the rand weakened by 11% against the dollar in fiscal 2012, compared to a strengthening by 8% against the dollar in fiscal 2011 and a strengthening by 16% against the dollar in fiscal 2010. The weakening of the rand against the dollar in fiscal 2012 contributed to the increase in the average rand gold price received of 36%. The strengthening of the rand against the dollar in fiscal 2011 and
2010 limited the increase in the average rand gold price received to only 17% and 5%, respectively.

As an unhedged gold producer, we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our plants or to continue the development of some or all of our projects. Our weighted average cash operating costs per kilogram for our operations was R304,912 per kilogram of gold produced in fiscal 2012, R251,296 per kilogram of gold produced in fiscal 2011 and R233,112 per kilogram of gold produced in fiscal 2010. Our weighted average cash operating costs per kilogram for our continuing operation was R272,778 per kilogram of gold produced in fiscal 2012, R218,868 per kilogram of gold produced in fiscal 2011 and R207,568 per kilogram of gold produced in fiscal 2010. Our weighted average cash operating costs per kilogram for our discontinued operation was R350,032 per kilogram of gold produced in fiscal 2012,
R289,870 per kilogram of gold produced in fiscal 2011 and R265,445 per kilogram of gold produced in fiscal 2010. The average gold price received from operations was R418,538 per kilogram of gold produced in fiscal 2012, R308,220 per kilogram of gold produced in fiscal 2011 and R267,292 per kilogram of gold produced in fiscal 2010.
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
Year ended June 30,
2012
(%)
2011
(%)
2010
(%)
The average rand/dollar exchange rate weakened/(strengthened) by............................................ 11 (8.2) (15.9)
CPI (inflation rate) ...................................................................................................................... 5.5                5.3               4.2
The South African CPI inflation rate stabilized in fiscal 2012, 2011 and fiscal 2010 after a significant decrease from 6.9%
in fiscal 2009 and as at September 30, 2012, it was at 5.5%.
South African political, economic and other factors
We are a South African company and all our revenue producing operations are based in South Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally. South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift
South Africa’s exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for companies and individuals have been incrementally relaxed. It is, however, impossible to predict when, if ever, the South African Government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see Item 10D.:
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
The fourth draft of the Royalty Bill was promulgated in Parliament on August 14, 2008 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and after the deduction of capital expenditure. The Mineral and
Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African
Government Gazette on November 24, 2008 and the Mineral and the Petroleum Resources Royalty Act (Administration), No.29 of
2008 on November 26, 2008. The rate as calculated per the abovementioned formula is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the group which had been consistent for fiscal 2012, 2011 and 2010. The registration process commenced on
November 1, 2009, after which the group duly registered, and the payment of royalties commenced on March 1, 2010, with
DRDGOLD payments due as from June 30, 2010 and every six months thereafter. The royalty is payable on old unconverted mining rights and new converted mining rights.

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
The following is a description of acquisitions and dispositions completed by us since July 1, 2009:
Ergo (includes Ergo, ErgoGold, Crown and ERPM’s Cason dump) (continuing operation)
On January 21, 2010, Ergo Mining Operations Proprietary Limited, or EMO, through its subsidiary ERPM, acquired the remaining 50% interest in Ergo Mining Proprietary Limited from Mintails SA for a total consideration of R82.1 million, consisting of R62.1 million in cash and payment of the balance of R20.0 million with DRDGOLD’s shares in Witfontein Mining
Proprietary Limited. The acquisition was completed on April 15, 2010 and was recorded in the financial statements effective May
1, 2010.
On July 1, 2012, DRDGOLD restructured the group’s surface operations into Ergo in order to improve synergies, affect cost savings and have a simpler group structure. Ergo is a wholly-owned subsidiary of EMO. EMO is 74% held by DRDGOLD,
20% by its black economic empowerment (BEE) partner, Khumo Gold SPV Proprietary Limited (Khumo Gold) and 6% by the
DRDSA Empowerment Trust.
Various transactions to give effect to the restructuring have been entered into, in terms of which:
· DRDGOLD has sold its 35% direct interest in the ErgoGold unincorporated partnership to Ergo for R200 million on loan account;
· Crown has sold its mining assets (excluding its 50% interest in Ergo), mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo;
· ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in ErgoGold to
  Ergo in exchange for shares in Ergo; and
· Crown and ERPM will distribute their entire holdings in Ergo to sole shareholder EMO.
Consequently, EMO will hold 100% directly of Ergo.
The ERPM and Crown disposals are subject to the consent of the Minister of Mineral Resources in terms of section 11 of the MPRD Act.
ERPM
On July 1, 2012, DRDGOLD restructured the group’s surface operations into Ergo, which has been discussed in more detail above.
Blyvoor (discontinued operation)
On November 9, 2009, in a bid to save the Blyvoor mine from liquidation, we applied to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.
The application, in terms of the provisions of Section 427 of the South African Companies Act, was prompted by Blyvoor’s inability to continue to sustain losses incurred since April 2009, which were brought about by the following circumstances:
· a drop in the rand gold price received between April 1, 2009 and September 30, 2009, due to the strengthening of the rand against the US dollar;
· extensive damage caused during May 2009 to higher-grade underground production areas at Blyvoor’s No. 5 Shaft by seismic activity, restoration of which was expected to take until end of quarter three of fiscal 2010 to complete;
· power utility Eskom’s higher winter tariffs, compounded by a 32% price increase effective from July 1, 2009, and the likelihood of further increases in coming months; and
· the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8,000 ounces of expected production.

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
On April 13, 2010, DRDGOLD announced that the High Court of South Africa had agreed to lift, with immediate effect, the provisional judicial management order in place since November 10, 2009. The Company’s application to the court for the lifting of the provisional judicial management order indicated that for the period from November 2009 to February 2010, Blyvoor had traded at an unaudited profit of R33.6 million, the amount owed to trade creditors at the time when the provisional judicial management order was granted had been reduced from R39.0 million to R2.2 million, monthly production of gold had increased from 8,745 ounces to 10,127 ounces and the gold price had increased from R240,000/kg to R265,000/kg.
On December 2, 2009, DRDGOLD announced a proposed transaction to sell 60% of Blyvoor to Aurora Empowerment
Systems Proprietary Limited, or Aurora, for R295 million and to provide a R80 million loan facility over a six month period. On
April 1, 2010, the Company announced that through mutual agreement the offer made by Aurora was withdrawn.
On September 14, 2010, DRDGOLD met all formal requirements to restructure its holding in Blyvoor, then a subsidiary of EMO, which is the holding company of DRDGOLD’s surface operations, such that Blyvoor would become a direct subsidiary of DRDGOLD. This was done to form separate brands for the Company’s underground and surface operations in two separate investment vehicles; the first being Blyvoor involved in underground operations at a higher risk, marginal gold mine with a high potential upside if the rand gold price reaches more favorable levels and the second being EMO involved in surface operations at a lower risk, higher margin gold mine. Following this restructuring, DRDGOLD’s Board of Directors announced in April, 2011 that
Blyvoor no longer fit within the Company’s strategic focus and that the mine would be sold.
On June 23, 2011, DRDGOLD announced that its Board of Directors had decided to suspend financial assistance to
Blyvoor. The decision followed the promulgation of the new Companies Act of South Africa which requires directors of parent companies to seek the consent of the parent company shareholders and then to consider the effects on the solvency and liquidity of the parent company as conditions precedent to the provision of financial assistance to subsidiaries. Blyvoor’s production had been trending down as a result of a drop in grade and seismicity-related work stoppages, while costs had increased due mainly to higher electricity charges, and particularly power utility Eskom’s winter tariff which adds R11 million a month to overhead costs. The
Board of Directors of Blyvoor had, in response to the DRDGOLD Board’s decision, resolved to begin business rescue proceedings for Blyvoor in terms of Chapter 6 of the Companies Act. The business rescue process provided for in Chapter 6 replaced the judicial management process in the previous Companies Act.
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
· discussions on terms with key creditors;
· wage negotiations with unions and associations;
· negotiations with neighboring mining companies regarding asset acquisitions; and
· on-mine measures to improve labor, energy and water efficiencies.
On September 27, 2011, the Business Rescue Practitioner overseeing business rescue proceedings at Blyvoor gave notice of Blyvoor’s intention to enter a 60-day consensus-seeking process in terms of Section 189 (3) of the Labour Relations Act with the National Union of Mineworkers, or NUM and the United Association of South Africa, or UASA – the Union, to consider reducing employee numbers by approximately 500 employees. The reason for the need to consider the reduction was that Blyvoor
– under business rescue proceedings in terms of Chapter 6 of the Companies Act since June this year – has been unable to meet production and financial targets, a situation exacerbated by higher utility costs. Blyvoor was proposing voluntary separation and application of the principle of “last in, first out” as among the mechanisms to be applied to effect the required reduction in employee numbers. Measures which have been under consideration at that stage to achieve a targeted 30% improvement in the cost of production in R/kg terms, and thus to avoid employee reduction, included:
· a reduction in overtime expenditure;
· an increase in available face time and subsequent re-organization of shifts;
· a re-evaluation of the profitability of 6 Shaft, 4 Shaft and the Reef Picking Project;
· a reduction of departmental costs by 10%; and
· revised mining plans.

On November 10, 2011, the Business Rescue Practitioner terminated the business rescue after concluding that there were no longer grounds to believe that Blyvoor was financially distressed in terms of Chapter 6 of the South African Companies Act,
2008.
On February 11, 2012, DRDGOLD, Village Main Reef Limited (Village), Blyvoor and Business Venture Investments
No 1557 Proprietary Limited (a wholly owned subsidiary of Village) (Purchaser) entered into a sale of shares and claims agreement.
Pursuant to terms of the Agreement, DRDGOLD agreed to sell its entire shareholding in Blyvoor (which amounts to 74%
of the total issued ordinary share capital of Blyvoor) (Sale Shares) and its working capital and shareholder loan claims against
Blyvoor ("Sale Claims") to the Purchaser (Transaction). The Transaction is divided into the Part A Sale and the Part B Sale. In terms of the Part A Sale, the Sale Claims are sold to the Purchaser and in terms of the Part B Sale, the Sale Shares are sold to the
Purchaser. The purchase consideration payable in respect of the Sale Claims and the Sale Shares shall be discharged by Village through the issue of 85,714,286 new ordinary shares in Village (Village Shares) and an amount of R1 payable in cash by Village, respectively.
The Part A Sale was completed on June 1, 2012, at which time 65,714,286 of the Village Shares were issued directly to
DRDGOLD and 20,000,000 are held in escrow (Escrow Shares) pending completion of the Part B Sale.
The Part B Sale is subject to the fulfillment, or waiver (if applicable), of the following conditions precedent:
· by not later than 17h00 on the second anniversary of the signature date of the Agreement, the Department of Mineral
  Resources (DMR) has granted the conversion of Blyvoor's old order mining right and the new order mining right has been notarially executed and registered in the Mining Titles Office ("Conversion"); and
· by not later than 17h00 on the third anniversary of the signature date of the Agreement, the DMR has unconditionally approved the transfer of DRDGOLD's interest in Blyvoor to the Purchaser in terms of section 11 of the Mineral &
  Petroleum Resources Development Act, No 28 of 2002 or conditionally approved it on terms and conditions which each of DRDGOLD and the Purchaser confirms to be acceptable (Section 11 Approval).
Upon fulfillment of the Part B Conditions Precedent, the Escrow Shares together with any accrued dividends thereon will be released to DRDGOLD and the Sale Shares will be transferred to the Purchaser.
If the Conversion does not occur in accordance with the terms of the Agreement, or Conversion occurs but Section 11
Approval is not obtained, any one, or more, of the following may occur:

· the sale of the Sale Shares is implemented and the Sale Shares are transferred to the Purchaser;
· a portion of the Sale Claims revert to DRDGOLD;
· the Escrow Shares together with any accrued dividends thereon are released to DRDGOLD or to the Purchaser;
· the appointment of the Purchaser as DRDGOLD’s agent to render corporate services on behalf of DRDGOLD to Blyvoor continues or is terminated; and/or
· the DRDGOLD’s right to receive dividends in respect of the Sale Shares is reinstated.
Key financial and operating indicators
The financial results for the years ended June 30, 2012, 2011 and 2010 below are stated in accordance with IFRS as issued by the IASB.
We consider the key performance measures for the growth of our business and its profitability to be gold revenue, production, operating costs, cash costs per kilogram and total costs per kilogram, capital expenditure and Ore Reserves. The following table presents the key performance measurement data for the past three fiscal years:

Operating data
Total operations
Year ended June 30,
2012
2011
2010
Revenue (R'000) ......................................................................................................... 3,004,264           2,565,319            1,990,522
Gold production (ounces) ........................................................................................... 232,353              265,179               241,194
Gold production (kilograms)....................................................................................... 7,227                  8,248                   7,502
Revenue (R/kilogram).................................................................................................. 415,700              311,023               265,332
Average gold price received (R/kilogram).................................................................... 418,538              308,220               267,292
Operating costs (R'000) .............................................................................................. 2,188,887           2,088,299            1,718,865
Cash operating costs (R'000) ...................................................................................... 2,203,597           2,072,687            1,748,806
Cash operating costs (R/kilogram)
1
........................................................................ 304,912              251,296               233,112
Total costs (R/kilogram)¹ ............................................................................................ 360,975              357,486               237,123
Capital expenditure - cash (R'000).............................................................................. 333,175              317,250               194,018
Ore Reserves (ounces) ................................................................................................ 1,825,000            6,336,000           6,027,000
Continuing operations
Year ended June 30,
2012
2011
2010
Revenue (R'000) ......................................................................................................... 1,764,191           1,379,459            1,129,113
Gold production (ounces) ........................................................................................... 135,708              144,065               134,742
Gold production (kilograms)....................................................................................... 4,221                  4,481                   4,191
Revenue (R/kilogram).................................................................................................. 417,956              307,846               269,414
Average gold price received (R/kilogram).................................................................... 418,849              308,880               267,183
Operating costs (R'000) .............................................................................................. 1,141,973               972,479              873,843
Cash operating costs (R'000) ...................................................................................... 1,151,400               980,746              869,918
Cash operating costs (R/kilogram)¹ ............................................................................ 272,779               218,868             207,568
Total costs (R/kilogram)¹ ............................................................................................ 356,129               282,608             214,486
Capital expenditure - cash (R'000).............................................................................. 250,237               221,567             114,466
Ore Reserves (ounces) ................................................................................................ 1,825,000            1,997,000           2,054,000
Discontinued operation
Year ended June 30,
2012
2011
2010
Revenue (R'000) ......................................................................................................... 1,240,073            1,185,860              861,409
Gold production (ounces) ........................................................................................... 96,645              121,114              106,452
Gold production (kilograms)....................................................................................... 3,006                   3,767                  3,311
Revenue (R/kilogram).................................................................................................. 412,533               314,802              260,166
Average gold price received (R/kilogram).................................................................... 418,096               307,457              267,435
Operating costs (R'000) .............................................................................................. 1,046,914             1,115,820             845,122
Cash operating costs (R'000) ...................................................................................... 1,052,197             1,091,941             878,888
Cash operating costs (R/kilogram)¹ ............................................................................ 350,032               289,870              265,445
Total costs (R/kilogram)¹ ............................................................................................ 367,780               446,557             265,776
Capital expenditure - cash (R'000).............................................................................. 82,938                 95,683               79,552
Ore Reserves (ounces) ................................................................................................ n/a            4,339,000          3,973,000
1
Cash operating costs and total costs are non-IFRS financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.: “Operating Results” Under
“Reconciliation of cash cost per kilogram, total costs, total costs per kilogram and capital expenditure (cash).”

Revenue
Revenue is derived from the sale of gold. The following table analyzes the revenue per operation:
Year ended June 30,
2012
R'000
2011
R'000
2010
R'000
Continuing operations
Ergo
1
- continuing operation............................................................................................               1,764,191 1,379,459         1,129,113
Discontinued operation
Blyvoor – discontinued operation....................................................................................              1,240,073 1,185,860            861,409
Total ...................................................................................................................................              3,004,264        2,565,319          1,990,522
Revenue increased from R2,565.3 million in fiscal 2011 to R3,004.3 million in fiscal 2012 mainly as a result of the 36%
higher rand gold price received. The increase in revenue was partially offset by a decrease in production at Ergo of 6% due to a decrease in grade resulting from the completion of Top Star and Mennells higher grade dumps. The increase in revenue was also offset by the suspension of Blyvoor's Number 4 and 6 shafts at the start of February 2012 and because only eleven months of
Blyvoor's revenue was included following the disposal of Blyvoor on June 1, 2012.
Revenue increased from R1,990.5 million in fiscal 2010 to R2,565.3 million in fiscal 2011 as a result of the 15% higher rand gold price received and the 10% increase in gold production. Both Blyvoor and Ergo increased their gold production by 14%
and 37%, respectively (discussed in more detail below under “Gold production”). Crown’s gold production decreased by 4%, mainly as a result of diminishing grades as the processing of the Top Star dump neared completion.

Gold production
The following table analyzes the production per operation:
South African Production in Year ended June 30
2012                                        2011                                     2010
Ounces             Kilograms                    Ounces                Kilograms                 Ounces               Kilograms
Continuing operations
Ergo¹........................................................... 135,708              4,221 144,065                4,481 134,742                4,191
Discontinued operation
Blyvoor...................................................... 96,645              3,006 121,114                3,767 106,452                3,311
Surface operations .................................... 23,597                 734 29,645                   922 29,226                   909
Underground operations ........................... 73,048              2,272            91,469                2,845          77,226                2,402
Total production .........................................
232,353               7,227
265,179                8,248
241,194                7,502
For fiscal 2012, our total gold production decreased by 32,826 ounces, or 12%, to 232,353 ounces from 265,179 ounces produced in fiscal 2011.
For fiscal 2011, our total attributable gold production from operations increased by 23,985 ounces, or 10%, to 265,179 ounces from 241,194 ounces produced in fiscal 2010.
At Ergo, total gold production was 6% lower at 135,708 ounces (fiscal 2011: 144,065 ounces). This reflects a 6% rise in throughput to 21,603,000 tonnes (fiscal 2011: 20,326,000 tonnes) and a 9% reduction in average grade to 0.20g/t (fiscal 2011:
0.22g/t), resulting from the completion of the Top Star and Mennells higher grade dumps. During fiscal 2011 total gold production at Ergo was 7% higher at 144,065 ounces (fiscal 2010: 134,742 ounces). This was mainly as a result of a 7% rise in throughput to
20,326,000 tonnes (fiscal 2010: 18,989,000 tonnes) and a steady average grade of 0.22g/t (fiscal 2010: 0.22g/t), reflecting a continued build-up of the slimes recovery from the Elsburg Tailings Complex, which was offset by lower throughput at Crown as a result of deposition constraints at Crown's deposition facility.
1
Ergo results have been restated during fiscal 2012 to include ErgoGold, Ergo, Crown and ERPM’s Cason dump. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails’ 50% interest, resulting in the Group owning 100% of
ErgoGold. Effective May 1, 2010 the Group acquired Mintails’ 50% interest in the Ergo, resulting in the Group owning 100%.

At Blyvoor, total gold production for the year was 96,645 ounces, down by 20% from 121,114 ounces in fiscal 2011, primarily due to the suspension of Blyvoor’s No.4 and No.6 shafts at the start of February 2012 and the inclusion of eleven months of Blyvoor production for fiscal 2012. Total gold production at Blyvoor for fiscal 2011 was 121,114 ounces, up by 14%
from 106,452 ounces in fiscal 2010. This reflected continued recovery of the underground operations from the effects of substantial seismic damage in the high-grade areas of No 5 Shaft and a protracted, wage related strike in the previous year.
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
Cash costs
1
and total costs¹ per kilogram
For fiscal 2012, cash costs from total operations increased to R304,912 per kilogram of gold from R251,296 per kilogram of gold in fiscal 2011. Total costs increased to R360,975 per kilogram of gold in fiscal 2012 from R357,486 per kilogram of gold in fiscal 2011. The increase in cash costs per kilogram of gold produced in fiscal 2012 was due to above inflation increases in prices of key consumables, labor and electricity as well as the 12% decrease in production. The increase in total costs was primarily due to the non-recurring R546.6 million impairment of Blyvoor’s property, plant and equipment recorded in fiscal 2011.
In fiscal 2011, cash costs increased to R251,296 per kilogram of gold from R233,112 per kilogram of gold in fiscal 2010. Total costs increased to R357,486 per kilogram of gold from R237,123 per kilogram of gold in fiscal 2010. The increase in cash costs per kilogram of gold produced in fiscal 2011 was due to price increases in key consumables together with above inflation increases in both labor and electricity, which were partially offset by higher production. The increase in total costs was due to a
R546.6 million impairment of Blyvoor’s property, plant and equipment.
Ergo's cash costs for fiscal 2012 increased to R272,779 per kilogram of gold from R218,868 per kilogram of gold in fiscal
2011. Total costs increased to R334,257 per kilogram of gold from R256,085 per kilogram of gold in fiscal 2011. The increase was due to above inflation increases in prices of key consumables, labor and electricity as well as the decrease in production. For fiscal
2011, Ergo's cash costs increased to R218,868 per kilogram of gold from R207,568 per kilogram of gold in fiscal 2010. Total costs increased to R256,085 per kilogram of gold from R246,899 per kilogram of gold in fiscal 2010. The increase was due to price increases in key consumables together with above inflation increases in both labor and electricity, which were partially offset by higher production.
Blyvoor's cash costs for fiscal 2012 increased to R350,032 per kilogram of gold from R289,870 per kilogram of gold in fiscal 2011. Total costs decreased to R367,780 per kilogram of gold from R446,557 per kilogram of gold in fiscal 2011. The decrease in total costs was due to a R546.6 million impairment of Blyvoor’s property, plant and equipment included in fiscal 2011. For fiscal
2011, Blyvoor's cash costs increased to R289,870 per kilogram of gold from R265,445 per kilogram of gold in fiscal 2010. Total costs increased to R446,557 per kilogram of gold from R265,776 per kilogram of gold in fiscal 2010. The increase in total costs was due to a R546.6 million impairment of Blyvoor’s property, plant and equipment included in fiscal 2011.
Reconciliation of cash costs per kilogram, total costs, total costs per kilogram and capital expenditure (cash)
Cash costs of production include costs for all mining, processing, administration, royalties and production taxes, but exclude depreciation, depletion and amortization, rehabilitation, retrenchment costs and corporate administration costs. Cash costs per kilogram are calculated by dividing cash costs by kilograms of gold produced. Cash costs per kilogram have been calculated on a consistent basis for all periods presented. Prior periods have been adjusted to distinguish between continuing operations and discontinued operations as well as for the Ergo operation which now also includes the Crown operation and ERPM’s Cason operation.
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
1
Cash costs and total costs are non - IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.: “Operating Results.”

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
· an indication of a mine’s profitability and efficiency;
· the trend in costs;
· a measure of a mine's margin per kilogram, by comparison of the cash costs per kilogram by mine to the price of gold;
  and
· a benchmark of performance to allow for comparison against other mines and mining companies.
Capital expenditure (cash), is the actual cash flow for the particular fiscal period as taken from the statement of cash flows for additions to property, plant and equipment under investing activities. Prior periods have been adjusted to distinguish between continuing operations and discontinued operations as well as for the Ergo operation which now also includes the Crown operation and ERPM’s Cason operation.
A reconciliation of operating costs to total costs, cash costs per kilogram and total costs per kilogram, for each of the three years ended June 30, 2012, 2011 and 2010 is presented below. In addition, we have also provided below details of the amount of gold produced by each mine for each of those periods.

For the year ended June 30, 2012
(in R'000, except as otherwise noted)
Continuing Operations
Discontinued
operation
Ergo
1
ERPM
2
Other
2
Total
Blyvoor
3
Total
Cash operating costs
4
............................................................ 1,151,400 - -
1,151,400
1,052,197
2,203,597
Movement in gold in process .................................................. (9,427) - -
(9,427)
(5,283)
(14,710)
Operating costs
1,141,973 - -
1,141,973
1,046,914
2,188,887
Plus:
Depreciation..........................................................................                         117,457 -
1,732                 119,189
1,661
120,850
Retrenchment costs............................................................... - - -
-
43,747
43,747
Movement in provision for environmental
rehabilitation..........................................................................                          48,292
9,861 1,333
59,486
(301)
59,185
Actuarial loss on post-retirement benefits.............................. 67 - -
67
-
67
Ongoing rehabilitation expenditure......................................... 39,445 7,702 148
47,295
990
48,285
Net other operating costs/(income) ........................................ 23,930 28,440 (28,695)
32,258
8,583
40,481
Total operating costs.............................................................
1,371,164 46,003 (25,482)
1,400,268
1,101,594
2,501,862
Plus:
Impairments .........................................................................                                   - - 1,100
1,100
-
1,100
Administration expenses and general costs/(income) ........... 40,172 (11,602) 82,049
110,619
10,918
121,537
Finance income...................................................................... (3,915) (2,920) (17,611)
(24,446)
(8,994)
(33,440)
Finance expenses ..................................................................  3,475 8,111 4,092
15,678
2,028
17,706
Total costs ..............................................................................
1,410,897 39,592 44,147
1,503,219
1,105,546
2,608,765
Gold produced (ounces)........................................................... 135,708 - -
135,708
96,645
232,353
Gold produced (kilograms) ...................................................... 4,221 - -
4,221
3,006
7,227
Cash costs per kilogram (R per kilogram) ............................... 272,779 - -
272,779
350,032
304,912
Total costs per kilogram (R per kilogram)............................... 334,257 - -
356,129
367,780
360,975
1
Ergo has been restated during fiscal 2012 to include Ergo, ErgoGold, Crown and ERPM’s surface Cason operation. Comparative numbers have accordingly been restated.
2
Relates to other non-core operating entities within the Group and is included under ‘Corporate head office and other’ in our segmental reporting.
3
Blyvoor was sold on June 1, 2012, and has been classified as a discontinued operation. Comparable prior year numbers have been adjusted to distinguish between continuing- and discontinued operations where relevant.
4
Cash operating costs equate to cash costs of production.

For the year ended June 30, 2011
(in R'000, except as otherwise noted)
Continuing Operations
Discontinued
operation
Ergo
1
ERPM
2
Other
2
Total
Continuing
Operations                             Blyvoor
3
Total
Group
Cash operating costs
4
............................................................ 980,746 - -
980,746
1,091,941
2,072,687
Movement in gold in process .................................................. (8,267) - -
(8,267)
23,879
15,612
Operating costs
972,479 -                       -
972,479
1,115,820
2,088,299
Plus:
Depreciation...........................................................................                         98,164
-                   117                   98,281
32,638
130,919
Retrenchment costs................................................................ - 839 -
839
-
839
Movement in provision for environmental
rehabilitation..........................................................................                          36,352
11,049
(483)                   46,918
5,649
52,567
Actuarial gain on post-retirement benefits............................... (5,651) - -
(5,651)
-
(5,651)
Ongoing rehabilitation expenditure........................................... 32,311 9,047 167
41,525
1,453
42,978
Net other operating costs/(income) ......................................... 1,194 18,623 5,141
25,037
8,559
33,596
Total operating costs.............................................................
1,134,849
39,558                4,942              1,179,428
1,164,119
2,343,547
Plus:
Impairments ...........................................................................                                 - - 1,090
1,090
546,566
547,656
Administration expenses and general costs/(income) ............ 11,394 (3,380) 78,291
86,305
1,781
88,086
Finance income......................................................................                         (5,038) (2,847)             (9,179)
(17,064)
(35,728)
(52,792)
Finance expenses ..................................................................  6,312 11,290 (996)
16,606
5,441
22,047
Total costs ...............................................................................
1,147,517
44,621              74,148              1,266,365
1,682,179
2,948,544
Gold produced (ounces)........................................................... 144,065 - -
144,065
121,114
265,179
Gold produced (kilograms) ...................................................... 4,481 - -
4,481
3,767
8,248
Cash costs per kilogram (R per kilogram) ............................... 218,868 - -
218,868
289,870
251,296
Total costs per kilogram (R per kilogram)............................... 256,085 - -
282,608
446,557
357,486
1
Ergo has been restated during fiscal 2012 to include Ergo, ErgoGold, Crown and ERPM’s surface Cason operation. Comparative numbers have accordingly been restated.
2
Relates to other non-core operating entities within the Group and is included under ‘Corporate head office and other’ in our segmental reporting.
3
Blyvoor was sold on June 1, 2012, and has been classified as a discontinued operation. Comparable prior year numbers have been adjusted to distinguish between continuing- and discontinued operations where relevant.
4
Cash operating costs equate to cash costs of production.

For the year ended June 30, 2010
(in R'000, except as otherwise noted)
Continuing Operations
Discontinued
Operations
Ergo
1
ERPM
2
Other
2
Total South
African
Operations
Other-
Offshore
Operations
Total
Continuing
Operations
Blyvoor
3
Total
Group
Cash operating costs
4
......................................                             869,918 - -
869,918                        -
869,918
878,888
1,748,806
Movement in gold in process 3,825 - -
3,825                        -
3,825
(33,766)
(29,941)
Operating costs
873,743 - -
873,743                        -
873,743
845,122
1,718,865
Plus:
Depreciation.....................................................                            156,423 1,452 278
158,153                        -
158,153
32,616
190,769
Retrenchment costs.......................................... - 4,029 5,173
9,202                        -
9,202
10,925
20,127
Movement in provision for environmental
rehabilitation..................................................                              (16,416)
(4,618) (68,246)
(89,280)                        -
(89,280)
1,246
(88,034)
Actuarial gain on post-retirement benefits...... (35,290) - -
(35,290)
-
(35,290)
-
(35,290)
Ongoing rehabilitation expenditure.................. 26,196 4,390 2,323
32,909
-
32,909
1,942
34,851
Net other operating costs/(income) ................. 13,878 26,398 2,873
43,149
-
43,149
7,350
50,499
Total operating costs.....................................
1,018,534 31,651 (57,599)
992,586
-
992,586
899,201
1,891,787
Plus:
(Reversal of impairments)/Impairments ........ (12,514) - 18,738
6,224
-
6,224
-
6,224
Administration expenses and general costs .... 25,921 18,541 6,765
51,227
190
51,417
5,609
57,026
Finance income................................................                              (5,693) 17,150 (19,980)
(8,523)
(155,194)
(163,717)
(36,556)
(200,273)
Finance expenses ............................................  8,505 36,799 (32,902)
12,402
-
12,402
11,730
24,132
Total costs ........................................................
1,034,753 104,141 (84,978)
1,053,916
(155,004)
898,912
879,984
1,778,896
Gold produced (ounces).................................... 134,742 - -
134,742
-
134,742
106,452
241,194
Gold produced (kilograms) ............................... 4,191 - -
4,191
-
4,191
3,311
7,502
Cash costs per kilogram(4) (R per kilogram)..... 207,568 - -
207,568
-
207,568
265,445
233,112
Total costs per kilogram (R per kilogram)......... 246,899 - -
251,471
-
214,486
265,776
237,123
1
Ergo has been restated during fiscal 2012 to include Ergo, ErgoGold, Crown and ERPM’s surface Cason operation. Comparative numbers have accordingly been restated.
2
Relates to other non-core operating entities within the Group and is included under ‘Corporate head office and other’ in our segmental reporting.
3
Blyvoor was sold on June 1, 2012, and has been classified as a discontinued operation. Comparable prior year numbers have been adjusted to distinguish between continuing- and discontinued operations where relevant.
4
Cash operating costs equate to cash costs of production.

Capital expenditure (cash)
During fiscal 2012, total capital expenditure (cash)
1
was R333.2 million, compared to R317.3 million in fiscal 2011, an increase of 5%. Capital expenditure increased primarily as a result of the new flotation and fine-grind project and the completion of the Crown/Ergo pipeline project. In fiscal 2012, Ergo spent R33.9 million on the Crown/Ergo pipeline project, R50.7 million on the extension of the Brakpan tailings facility, R15.5 million on the refurbishment of the Ergo plant, R38.5 million on the new flotation and fine-grind project, R49.0 million on infrastructure upgrades equipment, R14.2 million on the tailings facilities and
R16.1 million to replace old equipment and acquire new equipment. Blyvoor spent R50.3 million on opening up and development,
R23.3 million on equipment and R9.3 million on other equipment and the tailings facilities. The corporate head office had capital expenditure amounting to R21.7 million relating to property, R7.8 million relating to the exploration in Zimbabwe and R2.9 million on other equipment. For a detailed summary of capital expenditure, see Item 4D.: “ Property, Plant and Equipment”.
During fiscal 2011, total capital expenditure¹ (cash) was R317.3 million, compared to R194.0 million in fiscal 2010, an increase of 64%. Capital expenditure increased primarily as a result of the Crown/Ergo pipeline project which commenced during
June 2010. In fiscal 2011, Ergo spent R29.4 million on the refurbishment of the second CIL circuit at the Ergo plant,
R27.7 million on the extension of the Brakpan tailings facility and R119.7 million on the Crown/Ergo pipeline project. Ergo also spent R27.9 million on tailings deposition site and R0.6 million on vehicles and equipment. Blyvoor spent R57.2 million on opening up and development, R25.3 million on equipment and R13.2 million on other equipment and the tailings facilities. For a detailed summary of capital expenditure, see Item 4D.: “ Property, Plant and Equipment”.
Subsequent to June 30, 2012 and up to September 30, 2012 we spent R79.6 million on capital expenditure relating mainly to:
· Ergo for construction of the flotation plant amounting to R55.6 million, the Angelo Pan water line amounting to R12.9 million and the Brakpan tailings facility amounting to R1.3 million; and
· Zimbabwe exploration amounting to R5.0 million.
Ore Reserves
As at June 30, 2012, our Ore Reserves were estimated at 1.8 million ounces, as compared to approximately 6.3 million ounces at June 30, 2011, representing a 71% decrease. The decrease was due to the disposal of Blyvoor which comprised 68% of the
6.3 million reserves at the end of fiscal 2011. As at June 30, 2011, our Ore Reserves were estimated at 6.3 million ounces, as compared to approximately 6.0 million ounces at June 30, 2010, representing a 5% increase. The increase was mainly due to an increase in the rand gold price. Excluding the effect of depletion, our Ore Reserves increased by 0.686 million ounces, or 11% in fiscal 2011.
We seek to increase our attributable Ore Reserves through development and to acquire additional new Ore Reserves through acquisitions as well as exploration.
Year ended June 30,
2012                                          2011                                          2010
Ounces
Kilograms
Ounces
Kilograms
Ounces       Kilograms
‘000
‘000
‘000
Continuing operations
Ergo
2
.......................................................... 1,825
56,961                 1,997            62,111                 2,054             63,859
Discontinued operation
Blyvoor...................................................... -
-                4,339
134,963                 3,973
123,544
Total Ore......................................................
1,825              56,961
6,336            197,074                 6,027           187,403
Our Ore Reserves presented in Item 4B.: “Business Overview” and above are prepared using three year average gold prices at the time of reserve determination. For purposes of our financial statements, depreciation and impairment of property, plant and equipment is determined based upon our "recoverable minerals", which means proven and probable ore reserves, which are calculated using our life of mine business plans and the gold price at the end of each financial year.
1 Total capital expenditure (cash) is a non - IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.
2
Ergo’s Ore Reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Crown's Ore Reserves have also been included under Ergo.

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
· Property, plant and equipment
· Impairment of property, plant and equipment
· Deferred income and mining taxes
· Reclamation and environmental costs
· Post-retirement medical benefits
· Financial instruments
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
This rate is then applied to actual costs capitalized to date to arrive at the depreciation expense for the period. Proven and Probable
Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves. Changes in management’s estimates of the quantities of economically recoverable reserves impact depreciation on a prospective basis. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management’s estimate of the total Proven and
Probable Ore Reserves would impact the depreciation charges recorded in our consolidated financial statements. The prevailing market price of gold at the end of the financial year was R306,081, R328,155 and R408,381 per kilogram for the fiscal years ended June 30, 2010, 2011 and 2012, respectively.
Impairment of property, plant and equipment
The carrying amounts of assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term “recoverable minerals” means Proved and Probable Ore Reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R306,081, R328,155 and R408,381 per kilogram for the fiscal years ended June 30, 2010, 2011 and 2012, respectively. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets, or the cash-
generating unit. An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss.
The recoverable amount of property, plant and equipment is generally determined utilizing discounted future cash flows. We also consider such factors as our market capitalization, the quality of the individual ore body and country risk in determining the recoverable amount. During fiscal 2012, Rnil, and during fiscal 2011, R546.6 million, was recorded as an impairment and during fiscal 2010 a reversal of impairment of R12.5 million were recorded by applying these principles.

In fiscal 2012, we calculated the recoverable amount based on updated life-of-mine business plans, a gold price of R441,936 per kilogram in year one escalating at 5.3% per annum, and a discount rate of 14.4%. With a 10% reduction in the gold price to
R397,742 per kilogram, an impairment of R914.8 million would be raised, or at an increase in the discount rate of 8.5 percentage points (59%) to 22.9%, the group would begin impairment of the mining assets. The increase in discount rate from 13.9% in fiscal
2011 to 14.4% in fiscal 2012, was mainly as a result of the increase in the group’s risk premium from 8.1% in fiscal 2011 to 9.6% in fiscal 2012.
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
Management also took into consideration as part of their reasonableness assessment, a sensitivity analysis and the fact that Blyvoor was under business rescue proceedings, with the business rescue plan not being approved as at the end of fiscal 2011. Further considerations included the group's market capitalization, which were lower than the group's net asset value before the impairment had been raised.
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
The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows. We consider all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors included profitability of the operations and an estimate of the gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. As at June 30, 2012 we recognized a deferred tax asset of R38.3 million (June 30,
2011: R69.2 million and June 30, 2010: R140.7 million). The amount recognized at June 30, 2012 was based on a future gold price received of R441,936 per kilogram in year one, escalating at an average of 5.3% per annum.
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
An average discount rate of 7.3%, average inflation rate of 5.4% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (fiscal 2011: average discount rate of 8.5%, average inflation rate of 6.0% and fiscal 2010: average discount rate of 9.0% and inflation rate of 5.8%). During fiscal 2012 there was a net increase in the provision of R13.4 million which was capitalized to property, plant and equipment for Ergo, representing an increase in its respective footprints and a reduction amounting to R19.8 million for rehabilitation costs incurred (during fiscal 2011 there was a net increase in our provision of R29.0 million representing an increase in Ergo’s footprint and a reduction amounting to
R21.4 million rehabilitation costs incurred). As a result of the disposal of Blyvoor the provision for environmental rehabilitation decreased by R46.0 million.

Charges to profit or loss for the environmental rehabilitation of R59.2 million, R52.6 million and a credit of R88.0 million
(which includes the transfer of liabilities to the amount of R63.4 million and R4.8 million relating to the disposal of the mining rights of Durban Roodepoort Deep and West Witwatersrand Gold Mine Proprietary Limited, respectively) were raised in fiscal 2012, 2011 and 2010, respectively. Unwinding of the provisions amounting to R7.3 million, R9.4 million and R10.8 million were recorded in fiscal 2012, 2011 and 2010, respectively.
In South Africa, annual contributions are made to dedicated Rehabilitation Trust Funds and investments in funds held in insurance instruments, which are to be used to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.
Post-retirement medical benefits
Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. We have an obligation to provide medical benefits to certain of our pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. Actuarial gains and losses are recognized immediately in profit or loss. Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, retirement age, spouse age gap, continuation at retirement and proportion married at retirement. At June 30, 2012 a provision of R6.0 million (June 30, 2011:
R5.5 million, June 30, 2010: R12.5 million) for post-retirement medical benefits has been raised. During fiscal 2012, an expense of R0.7 million (fiscal 2011: R4.0 million gain; fiscal 2010: R29.7 million gain) relating to these post-retirement medical benefits went to profit or loss. The gain in fiscal 2011 was brought about by the partial settlement of the liability. The gain in fiscal 2010 was brought about by an actuarial valuation after management revised their assumptions used in this provision as a result of a project initiated during fiscal 2010 to optimize the synergies of our surface retreatment operations and the resulting possibility of a settlement of existing post retirement medical benefits. An independent legal opinion was obtained in this regard. While we believe that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may have an impact on earnings in the periods where the changes in the assumptions occur.
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
If the value of the financial instrument cannot be obtained from an active market, we have established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, refined to reflect the issuer’s specific circumstances. Listed shares are measured at fair value based on the market close price at the reporting date and applying a discount factor for liquidity constraints pertaining to the relevant listed shares. Preference shares were measured at amortized cost based on expected future discounted cash flows. The original risk adjusted discount rate of 13% is used when estimating the future liability and are re-measured on an annual basis. This original risk adjusted discount rate is replaced with a risk adjusted market rate to determine a fair value on an annual basis.
Operating results
Comparison of financial performance for the fiscal year ended June 30, 2012 with fiscal year ended June 30, 2011
Revenue
The following table illustrates the year-on-year change in revenue by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2012 in comparison to fiscal 2011:
Impact of change in volume
R’000
Total
revenue
2011
Disposals
Internal
growth/
(decline)
Impact of
change in
price
Net change
Total
revenue
2012
Ergo
1
.......................................... 1,379,459                          - (80,040) 464,772 384,732 1,764,191
Blyvoor
2
..................................... 1,185,860 (112,734) (126,830) 293,777 54,213 1,240,073
Total Operations ......................
2,565,319
(112,734)
(206,870)
758,549
438,945
3,004,264
1
Ergo has been restated during fiscal 2012 to include ErgoGold , Ergo Mining Proprietary Limited, Crown and the surface retreatment operation of  ERPM.
2
Blyvoor has been disposed of on June 1, 2012, and has been restated during 2012 as a discontinued operation.

Revenue for fiscal 2012 increased by R438.9 million, or 17%, to R3,004.3 million, mainly due to the 36% higher average gold price received. The average gold price increased from R311,023 per kilogram in fiscal 2011 to R415,700 per kilogram in fiscal 2012. The increase in revenue was partially offset by a decrease in production at Ergo of 6% due to a decrease in grade resulting from the completion of Top Star and Mennells higher grade dumps. The increase in revenue was also offset by the suspension of Blyvoor's Number 4 and 6 shafts at the start of February 2012 and because only eleven months of Blyvoor's revenue was included following the disposal of Blyvoor on June 1, 2012.
Operating costs
The following table illustrates the year-on-year change in operating costs by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2012 in comparison to fiscal 2011:
Impact of change in volume
R’000
Operating
costs
2011           Disposals
Internal
growth/
(decline)
Impact of
change in
costs       Net change
Operating
costs
2012
Ergo
1
........................................... 972,479                           - (56,426) 225,920 169,494 1,141,973
Blyvoor
2
...................................... 1,115,820                (95,174)           (130,241)              156,509              (68,906) 1,046,914
Total ...........................................
2,088,299                (95,174)           (186,667)              382,429              100,588
2,188,887
The following table lists the major components of operating costs for each of the years set forth below:
Years ended June 30,
Costs
2012
2011
Labor..............................................................................................................................................                                     32% 35%
Contractor services ........................................................................................................................                                    12% 12%
Consumables and other ................................................................................................................                                      37% 35%
Electricity and water......................................................................................................................                                     19% 18%
As gold mining in South Africa is very labor intensive, labor costs and contractor services are one of the largest components of operating costs. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2012 increased by 5% to R2,188.9 million compared to operating costs of R2,088.3 million in fiscal 2011. This increase was mainly as a result of above inflation increases in labor, electricity and consumable costs at both Ergo and Blyvoor.
The increase in operating costs was partially offset by the closure of Number 4 and 6 shafts at Blyvoor and the fact that only eleven months of Blyvoor's operating costs are included due to the disposal of Blyvoor on June 1, 2012.
Rehabilitation provision and amounts contributed to environmental trust funds
As of June 30, 2012, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
R504.3 million as compared to R490.2 million at June 30, 2011. The increase in the provision for environmental rehabilitation in fiscal 2012 was due to changes in discount and inflation rate assumptions, changes in estimates resulting from changes to the life-of-
mines and additional environmental damage incurred which had been off-set by a R46.0 million reduction in the provision resulting from the disposal of Blyvoor on June 1, 2012. In fiscal 2012, an expense of R59.2 million (fiscal 2011: R52.6 million) including the unwinding of the provision of R7.3 million (fiscal 2011: R9.4 million) was recorded in profit or loss.
A total of R106.3 million was invested in our various environmental trust funds as at the end of fiscal 2012, as compared to R134.2 million for fiscal 2011. The decrease is attributable to the disposal of Blyvoor on June 1, 2012, which reduced the trust funds by R35.1 million. The decrease was partially offset by an R8.3 million increase for interest received on the investment of these funds during fiscal 2012. A total of R59.3 million was invested in funds held in insurance instruments to provide financial guarantees to the DMR through an insurance cell captive company called, Guardrisk Cell Captive. The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the respective mining operations, the proceeds on the disposal of remaining assets and gold from plant clean-up.
1
Ergo has been restated during fiscal 2012 to include Ergo Mining Proprietary Limited, ErgoGold, Crown and the surface retreatment operation of  ERPM.
2
Blyvoor was sold on June 1, 2012, and has been restated during 2012 as a discontinued operation.

Depreciation
Depreciation charges were R120.9 million for fiscal 2012 compared to R130.9 million for fiscal 2011. The decrease is mainly attributable to the classification of Blyvoor as held-for-sale in accordance with IFRS 5 – Non-current Assets Held of Sale and Discontinued Operations, on December 31, 2011, at which date depreciation ceased. This was followed by the disposal of
Blyvoor on June 1, 2012.
Retrenchment costs
Retrenchment costs increased to R43.7 million in fiscal 2012 from R0.8 million in fiscal 2011. In fiscal 2012, these costs related to the closure of the Number 4 and 6 shafts at Blyvoor, resulting in the retrenchment of 1,542 employees.
Impairments
In fiscal 2012, an impairment amounting to R1.1 million was raised against the West Witwatersrand Gold Mines
Proprietary Limited rehabilitation trust fund, due to the disposal of the relating mining rights over the West Wits mining lease area.
Administration expenses and general costs
The administration expenses and general costs increased in fiscal 2012 to R121.5 million from R88.1 million in fiscal
2011, an increase of R33.4 million. In fiscal 2012, administration expenses and general costs included a non-recurring cost of approximately R9.6 million relating to the loss on the sale of property, plant and equipment. In fiscal 2011, administration expenses and general costs included a non-recurring credit of approximately R5.7 million as a result of a decrease in the provision for post-retirement medical benefits. Other than inflation-related increases, these were the main reasons for the year-on-year increase.
Finance income
Finance income decreased from R52.8 million in fiscal 2011 to R33.4 million in fiscal 2012. The decrease was mainly due to a non-recurring net gain on financial liabilities measured at amortized cost in fiscal 2011, amounting to R24.8 million.
Finance expenses
Finance expenses decreased from R22.0 million in fiscal 2011 to R17.7 million in fiscal 2012. The decrease was mainly attributable to the unwinding of discount on financial liabilities measured at amortized cost, which decreased from R7.7 million in fiscal 2011 to R0.7 million in fiscal 2012.
Income tax
The net tax charge of R8.0 million for fiscal 2012 comprises a current taxation charge of R12.5 million, a deferred tax credit of R9.0 million and secondary tax on companies amounting to R4.5 million. This compares to a net tax charge of
R32.2 million for fiscal 2011, which comprises a current taxation charge of R1.2 million, a deferred tax charge of R25.9 million and secondary tax on companies amounting to R5.1 million. The year-on-year decrease in the net tax charge was mainly due to recognition of a R26.9 million deferred tax asset attributable to Ergo Mining Proprietary Limited for tax losses previously not recognized.
Comparison of financial performance for the fiscal year ended June 30, 2011 with fiscal year ended June 30, 2010
Revenue
The following table illustrates the year-on-year change in revenue by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2011 in comparison to fiscal 2010:
Impact of change in volume
R’000
Total
revenue
2010       Acquisitions
Internal
growth
Impact of
change in
price
Net change
Total
revenue
2011
Ergo
1
..........................................
1,129,113                            -
78,130 172,216 250,346 1,379,459
Blyvoor
2
..................................... 861,409 - 118,636 205,815 324,451 1,185,860
Total Operations ......................
1,990,522
-
196,766
378,031
574,797
2,565,319
1
Ergo has been restated during fiscal 2012 to include Ergo Mining Proprietary Limited, ErgoGold, Crown and the surface retreatment operation of  ERPM.
2
Blyvoor was sold on June 1, 2012, and has been restated during 2012 as a discontinued operation.

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
Impact of change in volume
R’000
Operating
costs
2010        Acquisitions
Internal
growth
Impact of
change in
costs
Net change
Operating
costs
2011
Ergo
1
........................................... 873,743                            - 60,459 38,277 98,736 972,479
Blyvoor
2
...................................... 845,122                            - 116,393 154,305 270,698 1,115,820
Total ...........................................
1,718,865                            -
176,852
192,582
369,434
2,088,299
The following table lists the major components of operating costs for each of the years set forth below:
Years ended June 30,
Costs
2011
2010
Labor..............................................................................................................................................                                    35% 34%
Contractor services ........................................................................................................................                                   12% 12%
Consumables and other ................................................................................................................                                     35% 38%
Electricity and water......................................................................................................................                                    18% 16%
As gold mining in South Africa is very labor intensive, labor costs and contractor services are one of the largest components of operating costs. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2011 increased by 21% to R2,088.3 million compared to operating costs of R1,718.9 million in fiscal 2010. This increase was mainly as a result of a 7% rise in volumes, together with above inflation increases in both labor and electricity costs which affected Blyvoor in particular.
Operating costs at Ergo increased from R873.7 million in fiscal 2010 to R972.5 million in fiscal 2011 which was mainly due to a ramp-up in volumes at Ergo and higher labor and electricity costs. At Blyvoor operating costs increased from R845.1 million in fiscal 2010 to R1,115.8 million in fiscal 2011, a consequence of increased volumes and above inflation increases in both labor and electricity costs.
Rehabilitation provision and amounts contributed to environmental trust funds
As of June 30, 2011, we estimated our total rehabilitation provision, being the discounted estimate of future costs, to be
R490.2 million as compared to R420.6 million at June 30, 2010. The increase in the provision for environmental rehabilitation in fiscal 2011 was due to changes in discount and inflation rate assumptions, changes in estimates resulting from changes to the life-of-
mines and additional environmental damage incurred. In fiscal 2011 an expense of R52.6 million (fiscal 2010: R88.0 million benefit) including an unwinding of the discount of R9.4 million (fiscal 2010: R10.8 million) were recorded in profit or loss.
A total of R134.2 million was invested in our various environmental trust funds as at the end of fiscal 2011, as compared to R126.1 million for fiscal 2010. The increase was attributable to interest received on the investment of these funds and contributions of R1.2 million during fiscal 2011. The shortfall between the trust funds and the estimated provisions was expected to be financed by ongoing financial contributions in available financial investments over the remaining production life of the respective mining operations, the proceeds on the disposal of remaining assets and gold from plant clean-up.
Depreciation
Depreciation charges were R130.9 million for fiscal 2011 compared to R190.8 million for fiscal 2010. The decrease was mainly attributable to the extension of Ergo's life-of-mine due to the construction of the Crown/Ergo pipeline.
1
Ergo has been restated during fiscal 2012 to include ErgoGold , Ergo Mining Proprietary Limited, Crown and the surface retreatment operation of  ERPM.
2
Blyvoor has been disposed of on June 1, 2012, and has been restated during 2012 as a discontinued operation.

Retrenchment costs
Retrenchment costs decreased to R0.8 million in fiscal 2011 from R20.1 million in fiscal 2010. In fiscal 2011, these costs relate to the last of the retrenchments at ERPM due to the closure of its underground operation.
Impairments
In fiscal 2011, an impairment of R546.6 million was raised against Blyvoor’s property, plant and equipment due to its distressed financial position and the uncertainties relating to the outcome of the business rescue plan. Blyvoor represented one cash generating unit. A discount rate of 14.4% (2010: 13.7%), together with further risk adjustments to future cash flows were used in determining the impairment. Management also took into consideration as part of their reasonableness assessment, a sensitivity analysis and the fact that Blyvoor was under business rescue proceedings, with the business rescue plan not being approved as at the end of fiscal 2011. Further considerations included the group's market capitalization in comparison to the group's net asset value.
In addition, an impairment amounting to R1.1 million was raised against the West Witwatersrand Gold Mines Proprietary
Limited rehabilitation trust fund, due to the disposal of the relating mining rights over the West Wits mining lease area.
Administration expenses and general costs
The administration expenses and general costs increased in fiscal 2011 to R88.1 million from R57.0 million in fiscal
2010, an increase of R31.1 million. In fiscal 2010, administration expenses and general costs included a non-recurring credit of approximately R30.0 million as a result of a decrease in the provision for post-retirement medical benefits as part of a project initiated during fiscal 2010 to optimize the synergies of DRDGOLD’s surface operations, and the resulting settlement of the post-
retirement medical benefit. Management had revised the assumptions used in calculating the provision. Other than inflation related increases, this was the main reason for the year-on-year increase.
Finance income
Finance income decreased from R200.3 million in fiscal 2010 to R52.8 million in fiscal 2011. The majority of the decrease in fiscal 2011 was due to the fact that finance income in fiscal 2010 included a non-recurring gain of R156.7 million for foreign currency translation reserves realized on the liquidation of foreign subsidiaries, which included the Australasian
Operations.
Finance expenses
Finance expenses decreased from R24.1 million in fiscal 2010 to R22.0 million in fiscal 2011. The decrease was mainly attributable to the capitalization of borrowing costs in fiscal 2011 relating to the Crown/Ergo pipeline, amounting to R6.4 million.
Income tax
The net tax charge of R32.2 million for fiscal 2011 comprises a current taxation charge of R1.2 million, a deferred tax charge of R25.9 million and secondary tax on companies amounting to R5.1 million. This compares to a net tax charge of
R8.3 million for fiscal 2010, comprising a current taxation charge of R8.5 million, a deferred tax benefit of R2.0 million and secondary tax on companies amounting to R1.8 million. The year-on-year increase in the net tax charge was mainly due to higher profits, in particular at Ergo, which resulted in an increase in the deferred tax charge for the year.

5B. LIQUIDITY AND CAPITAL RESOURCES
Operating activities
Net cash of R621.2 million (fiscal 2011: R324.0 million and fiscal 2010: R53.6 million) was generated by operating activities for fiscal 2012. During fiscal 2012, the net working capital movement represented an inflow of cash of R63.5 million, compared to an outflow of R3.3 million in fiscal 2011 and an outflow of R31.5 million in fiscal 2010. Cash generated from operating activities increased largely due to the 36% increase in the average rand gold price in fiscal 2012, which resulted in a significant rise in the group’s revenue. The increase in fiscal 2011 of cash generated from operating activities was largely due to the 15% increase in the rand gold price and the 10% improvement in gold production for the year.
Investing activities
Net cash utilized by investing activities amounted to R413.3 million in fiscal 2012 compared to R335.2 million in fiscal
2011 and R226.4 million in fiscal 2010.
In fiscal 2012, cash utilized by investing activities mainly consisted of R333.2 million in additions to property, plant and equipment, R63.2 million in acquisitions of investments, and R19.8 million spent on environmental trust funds and rehabilitation payments. In fiscal 2011, cash utilized by investing activities mainly consisted of R317.3 million in additions to property, plant and equipment, of which R176.8 million related to the Crown/Ergo pipeline project. In addition, R22.6 million was spent on environmental trust funds and rehabilitation payments. Cash utilized by investing activities in fiscal 2010, mainly consisted of
R194.0 million in additions to property, plant and equipment and R40.4 million for the acquisition of the remaining 50% of Ergo
Mining Proprietary Limited.
Total capital expenditure (cash)
1
for fiscal 2012 was R333.2 million. Capital expenditure was predominantly on the
Crown/Ergo pipeline project, Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for fiscal 2012 included:
· Ergo spent R33.9 million on the Crown/Ergo pipeline project, R50.7 million on the extension of the Brakpan tailings facility, R15.5 million on the refurbishment of the Ergo plant, R38.5 million on the new floatation and fine-grind project,
  R49.0 million on infrastructure upgrades and equipment, R14.2 million on the tailings facilities and R16.1 million to replace old equipment and acquire new equipment.
· Blyvoor for opening up and development amounting to R50.3 million, equipment replacement amounting to R23.3 million and R9.3 million for other equipment and the tailings facilities.
Total capital expenditure (cash)¹ for fiscal 2011 was R317.3 million. Capital expenditure was predominantly on the
Crown/Ergo pipeline project, Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for fiscal 2011 included:
· Ergo for construction, long-lead items relating to the Crown/Ergo pipeline project amounting to R119.7 million, construction, commissioning and refurbishment of the second CIL circuit amounting to R29.4 million, expansion of the tailing complex amounting to R27.7 million and for tailings deposition site maintenance R27.9 million.
· Blyvoor for opening up and development amounting to R57.2 million, equipment replacement amounting to R25.3 million and R13.2 million for other equipment and the tailings facilities.
Total capital expenditure (cash)¹ for fiscal 2010 was R194.0 million. Capital expenditure was predominantly on Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for fiscal 2010 included:
· Ergo for construction and commissioning of the second feeder pipeline from the Elsburg Tailings Complex to the Brakpan plant amounting to R34.4 million and for long-lead items relating to the Crown/Ergo pipeline amounting to R29.6 million.
· Blyvoor for opening up and development amounting to R48.9 million.
We anticipate increasing our capital expenditure in fiscal 2013 by about 8% over fiscal 2012. We expect to incur
R343.5 million on capital expenditure for mining equipment, upgrading current metallurgical plants and tailings facilities as follows:
·  Ergo - R306.8 million;
·  ERPM - R14.4 million; and
·  Exploration in Zimbabwe - R22.2 million.
1
Total capital expenditure (cash) is a non - IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

Financing activities
Net cash outflow from financing activities was R168.6 million in fiscal 2012 compared to a net cash inflow of R81.3 million in fiscal 2011 and the net cash inflow of R7.8 million in fiscal 2010.
During fiscal 2012, the net cash outflow consisted of R96.2 million for repayments of loans and borrowings, R58.2 million for the acquisition of treasury shares and a dividend payment of R28.9 million, which were offset by proceeds of R13.5 million on disposal of treasury shares.
During fiscal 2011, the net cash inflow consisted of R108.0 million raised through a Domestic Medium Term Notes
Program, which had been offset by an R8.3 million repayment of borrowings and a dividend payment of R19.2 million.
During fiscal 2010, we issued 6,620,413 shares for cash consideration of R29.9 million and we issued 262,663 shares to the share option scheme for a consideration of R1.0 million. Costs relating to these share issues were incurred, amounting to R2.0 million. A dividend of R19.0 million was paid and there was a repayment of borrowings amounting to R2.1 million.
Cash and cash equivalents
Cash and cash equivalents as at June 30, 2012 amounted to R298.5 million compared to R259.1 million in fiscal 2011 and
R188.2 million in fiscal 2010. This included $1.1 million as at 30 June 2012 compared to $2.5 million in fiscal 2011 and $1.3 million in fiscal 2010, the remainder of the cash and cash equivalent balances were denominated in South African rand. Surplus cash is held in low-risk, high interest bearing products with various large financial institutions.
Borrowings and funding
Borrowing and funding requirements are not seasonal and there are no legal or economic restrictions on the transfer of funds from subsidiaries.
Our external sources of capital include the issuance of debt, bank borrowings, loan notes and the issuance of equity securities, which include the following:
On October 1, 2010 EMO established a R500 million Domestic Medium Term Note Programme, or DMTN Programme,
under which it could from time to time issue notes. On October 1, 2010, EMO issued R108 million in notes under the DMTN
Programme and maturity dates of 12 and 24 months from the date of issue and interest set at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum. The loan notes with a 12 month maturity, amounting to R78.0 million, were repaid on
October 3, 2011. The remaining loan notes with a 24 month maturity, amounting to R30.0 million, were repaid on October 3,
2012. The EMO DMTN Programme was cancelled and has been replaced by the DRDGOLD DMTN Programme below.
On July 2, 2012, DRDGOLD established a R2.0 billion DMTN Programme under which it may from time to time issue notes. This DMTN Programme replaces the DMTN Programme established by EMO on October 1, 2010. In July and September
2012, DRDGOLD issued R165 million in notes under the DMTN Programme and maturity dates of 12, 24 and 36 months from the date of issue and bearing interest at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum. The loan notes with a 12 month maturity, amounting to R54.0 million, are repayable on September 15, 2013. The remaining loan notes with a 24 and 36 month maturity, amounting to R66.0 million and R45.0 million, respectively, are repayable on July 3, 2014 and July
3, 2015, respectively.
Anticipated funding requirements and sources
At June 30, 2012, we had cash and cash equivalents of R298.5 million, and positive working capital (defined as current assets less current liabilities) of R209.7 million, compared to cash and cash equivalents of R259.1 million and positive working capital of R100.0 million at June 30, 2011 and cash and cash equivalents of R188.2 million and positive working capital of
R132.9 million at June 30, 2010. At September 30, 2012, our cash and cash equivalents were R409.9 million.
Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet our anticipated commitments for fiscal 2013 as described above.
Our estimated working capital, capital expenditure and other funding commitments, as well as our sources of liquidity, would be adversely affected if:
· our operations fail to generate forecasted net cash flows from operations;
· there is an adverse variation in the price of gold or foreign currency exchange rates in relation to the US dollar, particularly with respect to the rand; or
· our operating results or financial condition are adversely affected by the uncertainties and variables facing our business discussed under Item 5A.: “Operating Results” or the risk factors described in Item 3D.: “Risk Factors.”

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
5D. TREND INFORMATION
During the first quarter of fiscal 2013, we produced 35,815 ounces at average cash costs of R305,265 per kilogram from our operations. Gold production from our operations for the second quarter of fiscal 2013 is expected to be in line with the first quarter results. Cash costs for the second quarter of fiscal 2013 are expected to be slightly lower due to winter tariffs for electricity applying for two months of the first quarter of fiscal 2013.
For the full year fiscal 2013, we are expecting gold production from our operations of approximately 145,500 ounces at cash costs of approximately R301,578 per kilogram, based on an exchange rate assumption of approximately $1.00/R8.23. Our ability to meet the full year’s production target could be impacted by, amongst other factors, lower grades, achieving the targets set at Ergo and timely completion of the flotation and fine-grind project. We are also subject to cost pressures due to above inflation increases in labor costs, electricity and water prices; increases in crude oil, steel, unforeseen changes in ore grades and recoveries; unexpected changes in the quality or quantity of reserves; technical production issues; environmental and industrial accidents; gold theft;
environmental factors; and pollution, which could adversely impact the cash costs for fiscal 2013.
5E. OFF-BALANCE SHEET ARRANGEMENTS
The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.
5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Estimated and actual payments due by period
Total
Less than
1 year
Between
1-3 years
Between
3-5 years
More than 5
years
R’000                  R’000             R’000           R’000               R’000
Loan notes (including interest)................................................ 30,802 30,802
-                -
-
Purchase obligations – contracted capital expenditure
1
..... 93,015 93,015
-                -
-
Environmental rehabilitation, reclamation and closure
costs
2
...................................................................................... 504,327 42,057
-     153,789
308,481
Operating leases....................................................................... 4,386 1,733
2,536             117
-
Total contractual cash obligations ......................................
632,530
167,607
2,536      153,906
308,481
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2012 and as of
June 30, 2011, our board consisted of six directors.
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
Executive Directors
Daniël Johannes Pretorius (45) Chief Executive Officer. Mr. D.J. Pretorius was appointed as Chief Executive Officer
Designate on August 21, 2008. On January 1, 2009 he succeeded Mr. John William Cornelius Sayers as Chief Executive Officer. Mr.
Pretorius holds a B Proc, LLB degree and was appointed Group Legal counsel for the Company in September 2004. He has 19 years of experience in the mining industry. He was appointed as Chief Executive Officer of Ergo Mining Operations in July 2006.
Craig Clinton Barnes (42) Chief Financial Officer. Mr. C.C. Barnes joined the Company in August 2004 as Group Financial
Accountant. A Chartered Accountant, he has a B Com degree from the University of the Witwatersrand, or Wits University, and a B
Com Honors degree from the University of South Africa, or Unisa. Prior to joining the Company, he was head of financial reporting for Liberty Group Limited and he has over 18 years financial experience. He was appointed as Chief Financial Officer of Ergo
Mining Operations in July 2006 and as Chief Financial Officer of DRDGOLD in May 2008.
Non-Executive Directors
Geoffrey Charles Campbell (51). Mr. G.C. Campbell was appointed as Non-Executive Director in 2002, as a Senior
Independent Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on gold mines in Wales and Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the Merrill Lynch Investment Manager’s Gold and General Fund, one of the largest gold mining investment funds. He was also Research Director for Merrill Lynch Investment Managers. Mr. G.C. Campbell is also a director of
Oxford Abstracts.
Robert Peter Hume (72). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. He has 42 years experience in the field of auditing, including 18 years as a partner in the East London (South Africa) office of KPMG. Since retiring from KPMG in
1999, he has been an Investment Manager at Nvest Securities Proprietary Limited (formerly Sasfin Frankel Pollak) in East London.
James Turk (65). Mr. J. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of
GoldMoney Network Limited, formerly G.M. Network Limited (also known as GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George Washington University with a BA degree in International Economics in
1969, he has specialized in international banking, finance and investments. After starting his career with Chase Manhattan Bank (now
J.P. Morgan Chase) he joined RTB Inc., a private investment and trading company of a prominent precious metals trader in 1980. He moved to the United Arab Emirates in 1983 as Manager of the Commodity Department of the Abu Dhabi Investment Authority.
Since resigning from this position in 1987, he has written frequently on money and banking.
Edmund Jeneker (50). Mr. E.A. Jeneker (SAIPA, FIAC, Cert.Dir(IoD)) was appointed a Non-Executive Director on
November 1, 2007. He trained as an accountant and has over 21 years’ experience in finance, taxation, business strategy and general management at Grant Thornton, SwissReSA, World Bank Competitiveness Fund and Deloitte. He is active in community development and serves as a member of the Provincial Development Commission of the Western Cape Provincial Government.
He currently holds the position of Managing Director – Absa AllPay Consolidated Investment Holdings at Absa Group Limited.
Senior Management
Wilhelm Jacobus Schoeman (38) Executive Officer Business Development. Mr. W.J. Schoeman (Dip Analytical Chemistry,
BTech Analytical Chemistry) joined DRDGOLD on October 1, 2011 to focus on expanding the group’s surface retreatment business and extracting maximum value from existing resources. He also has a chief executive role at Watermark Global Plc and Western
Utilities (which recently listed on the JSE AltX as Mine Restoration Investments).

David Johannes Botes (55) Group Risk Manager. Mr. D.J. Botes (Dip Comm, HDip Tax) joined DRDGOLD on
September 7, 1988 as Group Financial Manager. He was appointed Group Risk Manager on February 1, 2003. He has 29 years of financial management experience.
Jacob Hendrik Dissel (54) Group Financial Manager. Mr. J.H. Dissel (B Comm Hons) joined DRDGOLD as Group
Financial Manager in October 1999. He has 29 years experience in the mining industry
Themba John Gwebu (48) Executive Officer: Legal, Compliance and Company Secretary. Mr. T.J. Gwebu (B Iuris, LLB,
LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He
was appointed to the position of Company Secretary in April 2005 and Executive Officer: Legal, Compliance and Company
Secretary on January 1, 2007.
Henry Gouws (43) Managing Director: Ergo. Mr. H. Gouws graduated from Technicon Witwatersrand and obtained a
National Higher Diploma in Extraction Metallurgy in 1991. He completed a MDP in 2003 through Unisa School of Business
Leadership. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He was appointed to this current position with effect from October 1, 2011. He has 25 years experience in the mining industry.
Kevin Peter Kruger (44) Managing Director: Chizim Gold. Mr. K.P. Kruger holds a BSc degree in mechanical engineering from Wits University and joined the Company in 1994. Previously the Engineering Manager at the Company’s North West
Operations, he was appointed to his current position with effect from October 1, 2011.
Charles Methley Symons (58) Chief Operating Officer. Mr. C.M. Symons joined the mining industry in February 1977 and transferred to Crown in January 1986 where he was appointed General Manager in 1995. He holds a Masters degree in Business
Leadership and a B Comm degree from Unisa, and he also has a National Diploma in Extractive Metallurgy. He was appointed
Executive Officer: Surface Operations on January 1, 2008, Executive Officer: Operations on May 11, 2010 and Chief Operating
Officer with effect from October 1, 2011.
Martin Bruce Ebell (54) Manager Metallurgical Technical Services. Mr. M.B. Ebell joined the Company in 2008 as
Manager Metallurgical Technical Services. He was previously employed by Bateman Minerals and Metals, Alex Steward Assayers,
Dowding Reynard and Associates, Millsell/Henry Gould and Rand Mines, and has 31 years of experience in the field of extractive metallurgy in various managerial, consulting and project engineering positions. He is registered professional engineer and a member of SAIMM and MMMA and holds a MEng (MEM) USA, BSc (Eng) Minerals Processing, B Comm degrees and a MDP certificate.
Barry Gordon de Blocq (50) General Manager Corporate Services. Mr. de Blocq joined DRDGOLD in September 1998 from AngloGold, where he was Divisional Industrial Relations Manager. He holds a B Soc Sc, degree and was promoted to his current position on January 1, 2010. He has 25 years experience in the mining industry.
There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.
6B. COMPENSATION
Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of
Non-Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2012 was
R16.6 million. Non-Executive Directors receive the following fees:
· Base fee as Non-Executive Chairman of R1,212,892 per annum;
· Base fee as Non-Executive Directors of R539,063 per annum;
· Annual fee for Audit Committee Chairman of R53,908;
· Annual fee for Audit Committee member of R26,954;
· Annual fee for Nominations Committee Chairman of R20,216;
· Annual fee for Nominations Committee member of R10,108;
· Annual fee for the chairman of Remuneration Committee, Risk Committee, and Social and Ethics Committee of R40,430;
· Annual fee for members of Remuneration Committee, Risk Committee and Social and Ethics Committee of R20,216 each;
· Half-day fee for participating by telephone in special board meetings;
· Daily fee of R20,216 and hourly rate of R2,695; and
· The Chairman of the board to receive committee fees.

Non-executive directors’ fees are adjusted annually on the basis of the consumer price index.
The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2012:
Directors
Basic
salary/board
fees
(R'000)
Retirement fund
contributions/
bonus/restraint
of
trade/expenses
(R'000)
Total
(R'000)
Share
option
scheme
gains
(R'000)
Executive
D.J. Pretorius....................................................
4,470 3,666 8,136 -
C.C. Barnes ...................................................... 3,113 2,078 5,191 -
Subtotal ...........................................................
7,583
5,744
13,327 -
Non-Executive
G.C. Campbell..................................................
1,317 - 1,317 -
R. Hume ........................................................... 691 - 691 -
J. Turk............................................................... 616 - 616 -
E.A. Jeneker 686 - 686 -
Subtotal ...........................................................
3,310
-
3,310
-
Prescribed officers
1
C.M. Symons.................................................... 2,043 1,492 3,535 -
T.J. Gwebu…………………………………….
W.J. Schoeman………………………………...
1,870
1,989
994
960
2,864
2,949
298
-
Subtotal ...........................................................
5,902
3,446
9,348                   298
Total.................................................................
16,795
9,190
25,985                   298
See also Item 6E.: “Share Ownership” for details of share options held by directors.
Compensation of senior management
Our senior management comprises of executive directors, prescribed officers and executive officers. Under the JSE
Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than executive directors, non-executive directors and prescribed officers. However, the aggregate compensation paid to senior management, excluding compensation paid to Executive Directors, in fiscal 2012 was R22.4 million (fiscal 2011: R22.1 million), representing nine executive officers in fiscal 2012 and eleven executive officers in fiscal 2011.
Bonuses or incentives are paid based upon performance against predetermined key performance indicators. Should an
Executive Director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a bonus of up to 50%, 75% or 100% of his remuneration package, depending on his particular agreement. Should an Executive Director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined by the Remuneration Committee in its discretion.
Service Agreements
Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are approved by our Remuneration Committee.
The Company’s executive directors, Mr. D.J. Pretorius and Mr. C.C. Barnes, entered into agreements of employment with us, on January 1, 2009 and May 5, 2008, respectively. Mr. C.C. Barnes’ service contract has been renewed for another three years, effective from May 5, 2011, by our Remuneration Committee at a meeting held in August 2011. Mr. D.J. Pretorius’s service contract has been renewed for another three years, effective January 1, 2012, by our Remuneration Committee at a
meeting held in February 2012. These agreements regulate the employment relationship with Messrs. D.J. Pretorius and
C.C. Barnes.
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

Mr. D.J. Pretorius receives from us a remuneration package of R4.5 million per annum. Mr. D.J. Pretorius is eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that he achieves certain key performance indicators. In addition, Mr. D.J. Pretorius’ employment agreement requires DRDGOLD to issue to Mr. D.J. Pretorius 100,000 ordinary
DRDGOLD shares as a conversion bonus. DRDGOLD issued 50,000 of these shares on the signing of the agreement, while the remaining tranche of the conversion of mining rights bonus of 50,000 shares will become due on the date that the conversion of mining rights of DRDGOLD’s South African operations is completed.
Mr. C.C. Barnes receives from us a remuneration package of R3.1 million per annum. Mr. C.C. Barnes is eligible under his employment agreement, for an incentive bonus of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that he achieves certain key performance indicators. As a further consideration for agreeing to remain in the employment of the company as set out in the agreement, the company issues
Mr. C.C. Barnes with, up to 50% of his annual remuneration package, share options in DRDGOLD Limited, calculated in accordance with DRDGOLD’s share option scheme rules and principals, on an annual basis.
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
Messrs. R.P. Hume, J. Turk and E.A. Jeneker each have service agreements which run for fixed periods until
September 30, 2012, October 31, 2012, and October 31, 2013 respectively. After expiration of the initial two year periods, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice. Mr. G.C.
Campbell has a service agreement which continues indefinitely until terminated by either party on not less than three months prior written notice.
The company does not administer any pension, retirement or any other similar scheme in which the directors receives a benefit.
6C. BOARD PRACTICES
Board of Directors
As at September 30, 2012, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and
Mr. C.C. Barnes), and four Non-Executive Directors (Messrs. G.C. Campbell, R.P. Hume, J. Turk and E.A. Jeneker). The Non-
Executive Directors are independent under the NYSE requirements (as affirmatively determined by the Board of Directors) and the South African King III Report.
In accordance with the King III Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr. G.C. Campbell is the Non-Executive Chairman, Mr. D.J. Pretorius is the Chief Executive Officer and Mr. C.C.
Barnes is the Chief Financial Officer. The board has established a nominations committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the NYSE rules a majority of independent directors will select or recommend director nominees.
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

To assist new directors, an induction program has been established by the Company, which includes background materials, meetings with senior management, presentations by the Company’s advisors and site visits. The directors are assessed annually, both individually and as a board, as part of an evaluation process, which is driven by an independent consultant. In addition, the Remuneration and Nominations Committees formally evaluates the executive directors on an annual basis, based on objective criteria.
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
Two of the Non-Executive Directors (Messrs. G.C. Campbell and R.P. Hume) have share options under the Company’s share option scheme, but we do not believe that this interferes with their independence. No new share options have been issued to
Non-Executive Directors since June 2005. See Item 6A.: “Directors and Senior Management” and Item 6E.: “Share ownership”.
Board meetings are held quarterly in South Africa and abroad. The structure and timing of the Company’s board meetings, which are scheduled over two or three days, allows adequate time for the Non-Executive Directors to interact without the presence of the Executive Directors. The board meetings include the meeting of the Risk Committee, Audit Committee,
Remuneration Committee, Nominations Committee and Social and Ethics Committee which act as subcommittees to the board.
Each subcommittee is chaired by one of the Independent Non-Executive Directors, except for the Risk Committee which is chaired by the Chief Executive Officer, who provide a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.
The board sets the standards and values of the Company and much of this has been embodied in the Company’s Code of
Ethics and Conduct, a copy of which is available on our website at www.drdgold.com. The Code of Ethics and Conduct applies to all directors, officers and employees, including the principal executive, financial and accounting officers, in accordance with
Section 406 of the US Sarbanes-Oxley Act of 2002, the related US securities laws and the NYSE rules. The Code contains provisions under which employees can report violations of Company policy or any applicable law, rule or regulation, including
US securities laws.
Directors' Terms of Service
The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2012:
Director                                Title                                                                                          Year first
appointed
Term of
current
office
Unexpired
term of
current office
G.C. Campbell Non-Executive Director 2002 2 years 16 months
D.J. Pretorius
1
Chief Executive Officer 2008 3 years 30 months
C.C. Barnes
2
Chief Financial Officer 2008 3 years 22 months
R.P. Hume Non-Executive Director 2001 2 years 3 months
E.A. Jeneker Non-Executive Director 2007 2 years 16 months
J. Turk Non-Executive Director 2004 2 years 4 months
¹Mr. D.J. Pretorius’s service contract has been renewed for another three years, effective January 1, 2012, in the Remuneration Committee meeting held in
February 2012.
2
Mr. C.C. Barnes’ service contract has been renewed for another three years, effective from May 5, 2011 in the Remuneration Committee meeting held in August 2011.
Executive Committee
As at September 30, 2012, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. C.C. Barnes, Mr. C.M.
Symons, Mr W.J. Schoeman and Mr. T.J. Gwebu.
The Executive Committee meets on a weekly basis to review current operations, develop strategy and policy proposals for consideration by the board of directors. Members of the Executive Committee, who are unable to attend the meetings in person, are able to participate via teleconference facilities, to allow participation in the discussion and conclusions reached.

Board Committees
The board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfill its decision-making process. Each committee acts within written terms of reference which have been approved by the board and under which specific functions of the board are delegated. The terms of reference for all committees can be obtained by application to the Company Secretary at the Company’s registered office. Each committee has defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to the members of the committees and made available to the board. Remuneration of Non-Executive Directors for their services on the committees concerned is determined by the board. The committees are subject to regular evaluation by the board with respect to their performance and effectiveness.
The following information reflects the composition and activities of these committees.
Committees of the Board of Directors
Remuneration Committee
As at June 30, 2012, the Remuneration Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. G.C. Campbell,
Mr. R.P. Hume and Mr. J. Turk.
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
· Basic remuneration, as benchmarked against industry norms;
· Bonuses or incentives, which are measured against agreed outcomes or Key Performance Indicators, or KPIs;
· Short-term rewards for exceptional performance; and
· Long-term retention of key employees based on scarcity of skill and strategic value, using share options granted under the DRDGOLD (1996) Share Option Scheme.
A copy of the policy is available by application to the Company Secretary at the Company’s registered office.
Nominations Committee
The board resolved to separate the Nominations Committee from the Remunerations Committee. The Nominations
Committee is chaired by the Chairman of the board, Mr. G.C. Campbell. The terms of reference were approved in August 2008.
Its duties include:
· making recommendations to the board on the appointment of new Executive and Non-Executive directors, including making recommendations on the composition of the board generally and the balance between Executive and Non-
   Executive directors appointed to the board;
· regular reviewing of the board structure, size and composition and making recommendations to the board with regard to any adjustments that are deemed necessary;
· identifying and nominating candidates for the approval of the board to fill board vacancies as and when they arise as well as putting in place plans for succession, in particular for the Chairman and Chief Executive Officer; and
· making recommendations on directors who are retiring by rotation to be put forward for re-election.
As at September 30, 2012, the members of the Nominations Committee consisted of Mr. G.C. Campbell (Chairman) and
Mr. R.P. Hume.

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
Audit Committee
As at June 30, 2012, the Audit Committee consisted of Mr. R.P. Hume (Chairman), Mr. J. Turk and Mr. E.A. Jeneker.
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
Risk Committee
As at June 30, 2012, the Risk Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. J. Turk, Mr. G.C. Campbell,
Mr. E.A. Jeneker, Mr. R.P. Hume and Mr. C.C. Barnes.
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
The Risk Committee’s role is to ensure that:
· an effective risk management program is implemented and maintained;
· risk management awareness is promoted amongst all employees;
· risk programs (financing/insurance) adequately protect the Company against catastrophic risks;
· regular risk assessments are conducted;
· total cost of risk in the long term is reduced;
· the protection of the Group's assets is promoted throughout the Group;
· the health and safety and well being of all stakeholders is improved; and
· the Company’s activities are carried out in such a way so as to ensure the safety and health of employees.
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
An important aspect of risk management is the transfer of risk to third parties to protect the Company from any major disaster. We have embarked on a program to ensure that our major assets and potential business interruption and liability claims are covered by group insurance policies that encompass our operations. The majority of the cover is through reputable insurance companies in London and continental Europe and the insurance programs are renewed on an annual basis. A cell captive has been established to enable further reduction in annual insurance premiums.
Social and Ethics Committee
The board, taking into account that all the group’s operations are now based in South Africa and in order to achieve the triple bottom line espoused in the King III Report and in order to reach the empowerment goal to which it is committed, establishing a committee, the focus of which will be transformation and sustainable development. The terms of reference were approved by the board at the August 2008 meeting. The board resolved to convert the Transformation and Sustainable
Development Committee into the Social and Ethics Committee which the Company is required to set up in terms of the
Companies Act, 2008. The objectives of this committee are:
· promoting transformation within the company and the economic empowerment of previously disadvantaged communities, particularly within areas where the company conducts business;
· striving towards achieving the goal of equality as the South African constitution and other legislation require within the context of the demographics of the country at all levels of the company and its subsidiaries; and
· conducting business in a manner which is conducive to internationally acceptable environmental and sustainability standards.
As at September 30, 2012, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. D.J. Pretorius and Mr. C.C. Barnes.
6D. EMPLOYEES
Employees
The geographic breakdown of our employees (including contractors who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:
Year ended June
30
2012
2011
2010
South Africa.............................................................................................................................................                       2,222 6,875 6,409
The total number of employees at June 30, 2012, of 2,222 comprises 1,430 contractors and 792 employees who are directly employed by us and our subsidiary companies. As of September 30, 2012, we had 2,288 employees (including 1,380 contract employees). The decrease in the number of employees in fiscal 2012 is mainly due to the disposal of Blyvoor on June 1, 2012.

As of June 30, 2012, the breakdown of our employees by main categories of activity for the periods below was as follows:
Year ended June 30,
Category of Activity                                                                                                                                          2012            2011
2010
Mining - Our Employees........................................................................................................................ 30          2,719 2,368
Mining - Contractors ............................................................................................................................. 1,430          1,715 1,749
Engineering............................................................................................................................................. 311          1,164 1,113
Metallurgy ............................................................................................................................................. 318             687 672
Mineral Resources.................................................................................................................................. 10               92 91
Administration........................................................................................................................................ 70             134 126
Environmental ........................................................................................................................................ 9               71 62
Human Resources................................................................................................................................... 15             245 183
Medical .................................................................................................................................................. 18               18 17
Safety ..................................................................................................................................................... 11               30 28
Total........................................................................................................................................................ 2,222           6,875 6,409
Labor Relations
As at June 30, 2012, we employed and contracted 2,222 people in South Africa. Approximately 71% of our South African
employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the
South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD/NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a
DRDGOLD SA level, while operations level forums continue to deal with local matters.
On August 26, 2009, the Company advised unions of its intention to right-size the Blyvoor operations and that Blyvoor would proceed with a 60-day facilitated consultation process in terms of Section 189A of the Labour Relations Act to determine the future of affected employees. A combined management/unions task team was appointed to investigate possible cost-reduction measures at the mine.
In September 2009, the NUM rejected the company’s offer of a 7% increase for lowest-category employees at Blyvoor and 6.5% for the balance, a 6.0% across-the-board increase at Crown and a 4% across-the-board increase at ERPM. The NUM also rejected the gold price/profit linked incentive scheme. The NUM was granted strike certificates in respect of the three operations and strike action started with the night shift on Tuesday, September 15, 2009.
On October 7, 2009, the Company and NUM reached agreement on a wage settlement at Crown. The agreement was implemented for a twenty-one month period, with effect from October 1, 2009. In terms of the settlement, employees of all unions and associations received an 8% increase for year one and will receive a minimum increase of 8% in year two. The strike by the
NUM was called off and employees returned to work on October 8, 2009. On October 9, 2009, the Company and NUM reached agreement on a wage settlement at Blyvoor. The agreement was implemented for a period of two years, with effect from July 1,
2009. In terms of the settlement, employees of all unions and associations received an 8% increase for year one and will receive a minimum increase of 8% in year two. The strike by the NUM was called off and employees returned to work on October 11,
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
On September 27, 2011, the Business Rescue Practitioner overseeing business rescue proceedings at Blyvoor gave notice of Blyvoor’s intention to enter a 60-day consensus-seeking process in terms of Section 189A of the Labour Relations Act with
NUM, and United Association of South Africa, or UASA to consider reducing employee numbers by approximately 500 employees. The reason for the need to consider the reduction was that Blyvoor – under business rescue proceedings in terms of
Chapter 6 of the Companies Act since June 2011 – had been unable to meet production and financial targets, a situation exacerbated by higher utility costs. In October 2011, the Section 189A process was terminated and Blyvoor signed a three-year wage settlement agreement with the NUM and UASA. In terms of the settlement, employees in Categories 4 and 5 miners would receive a 7% increase and employees in Categories 6 - 8, miners, artisans and Officials would receive a 6% increase in each year, with the third year being the greater of these percentages or CPI as at 1 July 2013. In addition, employees would participate in a gold price/profit linked profit share bonus scheme, in terms of which their overall increases could rise to a total of 15%.

On November 7, 2011, Crown, ERPM and Ergo signed a two year wage settlement agreement with NUM and UASA. In terms of the settlement, employees in categories 4-8 would receive a 8.5% increase and employees in categories 9-15 would receive a 7.5% increase in both years, making the average increase equal to 8%.
On February 6, 2012, Blyvoor suspended all further mining at Blyvoor’s low-grade Number 4 and 6 Shafts. Blyvoor’s management gave notice in terms of Section 189 (3) of the Labour Relations Act to NUM and UASA of a 60-day process to seek consensus on the possible cutbacks. These measures followed a decline since April 2011 in recovery grades to below cut-off at the two shafts. Both shafts failed to respond to turnaround efforts since the introduction of business rescue proceedings in the second half of 2011. A total of 1,542 employees were retrenched.
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
Safety statistics
Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our 2012 overall safety statistics for our operations:
(Per million man hours)
Year ended June 30,
2012
2011
Lost time injury frequency rate (LTIFR)
1
........................................................................................... 15.09                     16.36
Reportable incidence
1
......................................................................................................................... 4.48                       5.14
Fatalities
1
............................................................................................................................................. 0.05                       0.04
Number of fatalities (average per month)............................................................................................. 0.08                       0.08
1
Calculated as follows: actual number of instances divided by the total number of man hours worked multiplied by one million.

6E. SHARE OWNERSHIP
As of September 30, 2012, options to purchase ordinary shares held by directors were as follows:
Directors
Options
at
June 30,
2011
Options
granted
during
the
period
Average
Purchase
price of
option
granted
(R)
Average
Exercise
price (R)
Options
exercised
during
the
year
Average
Exercise
Price (R)
Options
lapsed
during
the
year
Options at
September
30,
2012
Expiration
Dates
1
Non-Executive
G.C. Campbell........... 57,994                   - 19.35 - - - - 57,994 3/20/2012-
6/17/2015
R.P. Hume ................. 77,907                   - 16.92 - - - - 77,907 10/1/2011-
6/17/2015
Executive
C.C. Barnes................    1,168,104       285,563 4.84 - - - -      1,453,667 11/1/2014-
10/20/2018
D.J. Pretorius .............   1,283,486                  - 6.19 - - - - 1,283,486 4/22/2013-
10/20/2018
Prescribed Officers
C.M. Symons.............    1,068,825      340,200 5.44 -      (100,957) 5.60 (25,092)       1,282,976 30/4/2012-
20/10/2018
T.J. Gwebu.................       823,522      267,000 5.01 -       (132,364) 5.80 -          958,158 26/4/2014-
20/10/2018
W.J Schoeman ........... -       396,700 5.12 - - - -          396,700 2/11/2016
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
Under the listings requirements of the JSE, we are not required to disclose, and we do not otherwise disclose or ascertain, share ownership of individual officers in our share capital. However, to the best of our knowledge, we believe that our ordinary shares held by executive officers, in aggregate, do not exceed one percent of the Company’s issued ordinary share capital. For details of share ownership of directors and prescribed officers see Item 7A.: “Major Shareholders.”
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
G.C. Campbell and R.P. Hume) have share options under the Scheme; however, no new share options have been issued to Non-
Executive Directors since December 2004. In compliance with JSE Listing Requirements, DRDGOLD has amended the terms of the share option scheme, with the amendment being approved at the annual general meeting on November 26, 2010. According to the
JSE Listing Requirements, options awarded to an individual employee are subject to a cumulative upper limit of 2.0 million options, which is lower than the previous 2% of the Company’s issued share capital. In addition, a maximum of 40.0 million options are available for utilization under the share option scheme, which is lower than the previous 15% of the issued ordinary shares. As at
September 30, 2012, the number of issued and exercisable share options was approximately 5.1% of the issued ordinary share capital, representing 19.6 million of the available 40.0 million share options. After taking into account share options which have been exercised, only 15.0 million of the 40.0 million are available to be granted to participants of the share scheme as at
September 30, 2012. In addition, the participants in the Scheme are fully taxed based on individual tax directives obtained from the South African Revenue Service on any gains realized on the exercise of share options.
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
Options to purchase a total of 19,624,585 ordinary shares were outstanding on June 30, 2012, of which options to purchase ordinary shares were currently exercisable. In fiscal 2012, a total of 62 employees participated in the Scheme, including Executive
Directors and other senior employees. The outstanding options are exercisable at purchase prices that range from R3.50 to R29.10 per share and expire five years (issued prior to 2009: ten years) from the date of issue to the participants.
In August 2012, the board of directors decided to replace the Scheme with a cash-settled phantom share scheme. The new phantom share scheme will be considered by the board of directors in October 2012.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS
As of September 30, 2012, our issued capital consisted of:
· 385,383,767 ordinary shares of no par value; and
· 5,000,000 cumulative preference shares.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.
Based on information available to us, as of September 30, 2012:
· there were 7,003 record holders of our ordinary shares in South Africa, who held approximately 127,760,045 or approximately 33.2% of our ordinary shares;
· there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
· there were no US record holders of our ordinary shares, excluding those shares which are held as part of our ADR program;
  and
· there were 712 record holders of our ADRs in the United States, who held approximately 181,135,790 (18,113,579 ADRs)
  or approximately 47.0% of our ordinary shares.
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30,
2012 by:
· each of our directors and prescribed officers; and
· any person whom the directors are aware of as at September 30, 2012 who is interested directly or indirectly in 5% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years.
Shares Beneficially
Owned
Holder
Number
Percent
D.J. Pretorius....................................................................................................................................................
*
*
C.C. Barnes ......................................................................................................................................................                            None
None
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
*
*
E.A. Jeneker .....................................................................................................................................................                            None
None
W.J. Schoeman.................................................................................................................................................                             None
None
C.M. Symons....................................................................................................................................................                            None
None
T.J. Gwebu .......................................................................................................................................................                            None
None
Soges Fiducem SA (Brussels) .........................................................................................................................                     19,539,923
5.1%
Investec.............................................................................................................................................................                    34,824,347
9.0%
Bank of New York ADRs................................................................................................................................
101 Barclay Street
New York, NY 10011
174,789,263 45.4%
* Indicates share ownership of less than 1% of our outstanding ordinary shares.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of September 30, 2012, are treated as outstanding for computing the percentage of any other person. As of
September 30, 2012, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 45.4% of our issued ordinary shares through our ADR program, Soges Fiducem SA which holds 5.1% and Investec which holds 9.0%. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, 50 Constantia Boulevard, Constantia Kloof Ext. 28, Roodepoort, 1709, South Africa.

Cumulative Preference Shares
Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares.
Randgold's address is 23 Southerland Avenue, Craighall Park, Johannesburg, South Africa.
The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months. The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the
Argonaut mineral rights acquired from Randgold in September 1997. They will only obtain their potential voting rights once the
Argonaut Project becomes an operational gold mine, and dividends accrue to them. The prospecting rights have since expired and the
Argonaut Project terminated. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on the disposal of all, or substantially all, of our assets or mineral rights. There is currently no active trading market for our cumulative preference shares. No shareholder has voting rights which differ from the voting rights of any other shareholder.
The Department of Mineral Resources (DMR) granted DRDGOLD a prospecting right over an area which was going to be too small to mine. When an application for a greater area was lodged, the DMR stated that the additional area is in an urban location and an application for a prospecting right cannot be granted. We are in the process, together with this shareholder, of cancelling these preference shares.
7B. RELATED PARTY TRANSACTIONS
Rand Refinery Proprietary Limited (RRL) agreement
On October 12, 2001, we entered into an agreement with RRL for the refining and sale of all of our gold produced in South
Africa. Under the agreement, RRL performs the final refining of our gold and casts it into troy ounce bars. RRL then usually sells the gold on the same day as delivery, for the London afternoon close price on the day the gold is sold. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. We received no dividend during fiscal 2012 however, we received R6.0 million in fiscal 2011. Mr. T.J. Gwebu, Executive Officer: Legal, Compliance and Company Secretary of
DRDGOLD is a director of RRL and a member of their Remuneration Committee and chairman of their Social and Ethics
Committee. Mr. M. Burrell, Financial Director of Ergo, is an alternate director of RRL and a member of their Audit Committee. The
Company currently owns 4% (Fiscal 2011: 4%) of RRL (which is jointly owned by South African mining companies), however the
Company believes it has the right to a further 6.22% in RRL. The Company brought a summons against RRL and Simmers and Jack
Mines Limited and is waiting for a plea document from RRL and Simmers and Jack Mines Limited, where after the Company will apply for a court date.
Guardrisk Insurance Cell Captive (Guardrisk)
Insurance premiums were paid to Guardrisk amounting to R41.8 million and R21.0 million by ERPM and Ergo, respectively
(2011: R2.9 million by Crown). As at June 30, 2012 financial guarantees amounting to R66.3 million have been issued to the DMR by Guardrisk.
Management service agreements
We provide management services for EMO, Blyvoor (until June 1, 2012 when Blyvoor was sold), Crown and ERPM under management service agreements entered into with each of them. These services include financial management, treasury services, gold administration, technical and engineering services, mineral resource services and other management related services. We own a 74%
interest in EMO and Blyvoor (until June 1, 2012 when Blyvoor was sold). Crown and ERPM are wholly-owned subsidiaries of
EMO. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.
The management services at Blyvoor (until September 30, 2010, which is the date the group restructured and the group's interest in Blyvoor was transferred from EMO to DRDGOLD), Crown and ERPM are provided by EMO. EMO’s management fee for services performed in fiscal 2012 at Blyvoor was Rnil (2011: R4.1 million), Crown R16.6 million (2011: R16.5 million) and
ERPM R16.6 million (2011: R16.5 million). Management fees recovered from EMO were R21.6 million (2011: R23.3 million) and from Blyvoor (until June 1, 2012 when Blyvoor was sold) R15.2 million (2011: R12.3 million from October 1, 2010).
EMO received interest from Blyvoor (up until September 30, 2010, which is the date the group restructured and the groups interest in Blyvoor was transferred from EMO to DRDGOLD), Crown and ERPM. EMO’s interest received in fiscal 2012 from
Blyvoor was Rnil (2011: R1.2 million), Crown R1.9 million (2011: R0.8 million) and ERPM R29.5 million (2011: R30.6 million).
Interest recovered from EMO was R26.6 million (2011: R26.8 million) and from Blyvoor (until June 1, 2012 when Blyvoor was sold) R2.6 million (2011: R3.2 million from October 1, 2010).

Consultancy agreement
On June 23, 2008, EMO approved a consultancy agreement with Khumo Gold SPV Proprietary Limited, or Khumo Gold, which owns 20% of EMO and Blyvoor, to provide guidance and participate in the Company’s transformation initiatives. The agreement provides for a monthly retainer of R200,000
.
During the year ended June 30, 2012, no consultancy fees were paid to Mr. P Judge who is a shareholder of Khumo Gold
(2011: R0.5 million).
Treasury shares
During the year ended June 30, 2012, EMO acquired 9,852,800 (2011: nil) ordinary shares (held as treasury shares for consolidation purposes) in DRDGOLD. 3,584,627 (2011: nil) of these treasury shares were used to settle share options exercised by key management personnel. As at June 30, 2012, EMO held 6,268,173 (2011: nil) treasury shares.
Subordination agreements and letters of support to subsidiaries
In October 2012, DRDGOLD Limited entered into a subordination agreements with EMO and Crown, subordinating loans made to EMO and Crown amounting to R846.2 million and R71.6 million, respectively, for the benefit of EMO’s and Crown’s third party creditors. Consecutively, DRDGOLD Limited issued letters of support to EMO and Crown committing to support EMO and
Crown financially for 367 days from July 1, 2012, or until all other liabilities are paid, or the total assets of EMO and Crown, fairly valued, exceeds their total liabilities, fairly valued, and that they will not call for the repayment of their loans within that period.
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
5.   Not applicable.
6.   Not applicable.
7.   See under Item 4D.: "Property, plant and equipment—Legal Proceedings."
8.   Please see Item 10B.: "Memorandum and Articles of Association."
8B. SIGNIFICANT CHANGES
For a discussion of significant changes that have occurred since June 30, 2012, the date of the last audited financial statements included in this Annual report, please see Note 31 “Subsequent Events” under Item 18.: "Financial Statements," which describes post balance sheet (statement of financial position) events.

ITEM 9. THE OFFER AND LISTING
9A.
OFFER AND LISTING DETAILS
The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the New York Stock Exchange and Nasdaq Capital Market. On December
29, 2011, we transferred our listing from the Nasdaq Capital Market to the New York Stock Exchange.
Price Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Year Ended
High
Low
High
Low
Ordinary
Share
ADSs
1
June 30, 2008.........................................................................................
10.25
3.50
13.52
4.73
1,200,052
260,761
June 30, 2009.........................................................................................
9.55
2.86
10.59
2.85
932,905
186.575
June 30, 2010.........................................................................................
6.98
3.20
9.00
4.07
691.256
209,087
June 30, 2011.........................................................................................
4.00
2.80
6.23
3.92
558,675
113,932
June 30, 2012.........................................................................................
6.28
2.97
8.16
4.21
1,090,043
97,107
Price Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Quarter
High
Low
High
Low
Ordinary
Share
ADSs
1
Q1 July – September 2010 ....................................................................
3.79
2.80
5.35
3.92
662,904
84,599
Q2 October – December 2010...............................................................
3.82
3.04
5.65
4.60
505,415
102,819
Q3 January – March 2011 .....................................................................
3.55
2.88
5.30
4.40
374,581
104,749
Q4 April – June 2011.............................................................................
4.00
2.98
6.23
4.26
699,962
164,055
Q1 July – September 2011 ....................................................................
4.89
2.97
5.79
4.21
912,881
135,675
Q2 October – December 2011...............................................................
5.95
3.66
7.27
4.93
1,211,099
111,431
Q3 January – March 2012 .....................................................................
6.28
4.46
8.16
5.28
1,618,230
93,431
Q4 April – June 2012.............................................................................
5.84
4.70
7.43
5.60
610,278
47,116
Q1 July – September 2012 ....................................................................
5.49
4.49
6.71
5.35
380,536
37,224
Price Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading Volume
Month Ended
High
Low
High
Low
Ordinary
Share
ADSs
April 30, 2012 ........................................................................................
5.70
5.00
7.43
6.24
638,037
42,905
May 31, 2012 .........................................................................................
5.59
4.70
7.05
5.60
621,690
53,801
June 30, 2012 .........................................................................................
5.84
5.30
6.96
6.17
574,531
44,124
July 31, 2012..........................................................................................
5.47
4.60
6.71
5.40
248,353
26,422
August 31, 2012.....................................................................................
5.47
4.49
6.52
5.35
441,288
33,807
September 30, 2012 ...............................................................................
5.49
4.60
6.70
5.60
463,247
53,119
The cumulative preference shares are not traded on any exchange.
There have been no significant trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2012, nor have there been any significant trading suspensions with respect to our ADRs on the Nasdaq Capital Market from June 30, 2009 until December 29, 2011 and the New York Stock Exchange since our listing on that market.
1
Note that with effect from July 23, 2007, we changed our ADS ratio to reflect one ADS for ten of our ordinary shares.

9B. PLAN OF DISTRIBUTION
Not applicable.
9C. MARKETS
Nature of Trading Markets
The principal trading market for our equity securities is the JSE (symbol: DRD) and our ADSs that trade on the New York
Stock Exchange (symbol: DRD). Our ordinary shares also trade on the Marche Libre on the Paris Bourse (symbol: DUR) and
Brussels Bourse (symbol: DUR) in the form of International Depository Receipts. The ordinary shares also trade on the over the counter markets in Berlin, Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by
The Bank of New York, as depositary. Each ADR represents one ADS. Until July 23, 2007, each ADS represented one of our ordinary shares. Prior to December 29, 2011, our ADSs traded on the Nasdaq National Market.
9D. SELLING SHAREHOLDERS
Not applicable.
9E. DILUTION
Not applicable.
9F. EXPENSES OF THE ISSUE
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
10A. SHARE CAPITAL
Not applicable.
10B. MEMORANDUM AND ARTICLES OF ASSOCIATION
1
Description of Our Memorandum and Articles of Association and Ordinary Shares
As of June 30, 2012, we had authorized for issuance 600,000,000 (as of September 30, 2012: 600,000,000) ordinary shares, no par value, and 5,000,000 (as of September 30, 2012: 5,000,000) cumulative preference shares, R0.10 par value. On that date, we had issued 385,383,767 (as of September 30, 2012: 385,383,767) ordinary shares and 5,000,000 (as of September 30, 2012:
5,000,000) cumulative preference shares.
Set out below are brief summaries of certain provisions of our Memorandum of Incorporation
1
, or our MOI, the South
African Companies Act, 2008 (as amended), or the Companies Act, and the JSE Listings Requirements, all as in effect on September
30, 2012. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings Requirements.
We are registered under the Companies Act of South Africa under registration number 1895/000926/06. As set forth in our
Memorandum of Incorporation, our purpose is to explore and exploit mineral rights and establish and own mining enterprises.
Borrowing Powers
Our directors may, at their discretion, raise or borrow or secure the payment of any sum or sums of money for our use as they see fit. For so long as we are a listed company, the directors shall so restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary companies so that the aggregate principal amount outstanding in respect of us and any of our subsidiary companies, as the case may be, exclusive of inter-company borrowings, shall not, except with the consent of our shareholders at a general meeting, exceed R30.0 million or the aggregate from time to time of our issued and paid up capital, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, any of our share premium accounts and our subsidiaries' share premium accounts certified by our auditors and which form part of our and our subsidiaries' financial statements, whichever is higher, refer to note 21 of our financial statements documented in
Item 18.
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
The King Report on Corporate Governance for South Africa (King III Report) which came into effect on March 1, 2010, sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with the board practice, all remuneration of directors is approved by the Remuneration Committee.
DRDGOLD commits itself to observing the provision of the King III Report and enforcing these to the extent possible within the context of the report’s ‘apply or explain’ principle.
1
The Companies Act, 2008 (Act 71 of 2008) came into operation on May 1, 2011. However, the current Memorandum and Articles of
Association are now called the Memorandum of Incorporation and will remain in place until amended by the company. Companies have been given a period of two years within which to amend their Memorandum of Incorporation. DRDGOLD has a project in place to determine the impact of the revised regulation and implement the necessary amendments, if any.

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
Our MOI provides that if at a meeting convened upon request by our shareholders a quorum is not present within one half hour after the time selected for the meeting, such meeting shall be dissolved. The necessary quorum is three members present in person or represented by proxy.
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
Winding-up
If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of September 30, 2012, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

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
Directors’ power to vote compensation to themselves
The remuneration of non-executive directors may not exceed in aggregate in any financial year the amount fixed by the
Company in general meeting. The Companies Act requires that remuneration to non-executive directors may be paid only in accordance with a special resolution approved by shareholders within the previous two years.
Time limit for dividend entitlement
All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the company until claimed. Directors may declare that a dividend not claimed for 12 (twelve) years should be forfeited to the company.
Staggered director elections & cumulative voting
At each annual general meeting of the Company one-third of the directors shall retire and be eligible for re-election. No provision is made for cumulative voting.
Sinking fund provisions and liability to further capital calls
There are no sinking fund provisions in the MOI attaching to any class of the company shares, and the company does not subject shareholders to liability to further capital calls.
Provision that would delay/prevent change of control
The Companies Act provides that companies which propose to merge or amalgamate must enter into a written agreement setting out the terms thereof. They must prove that upon implementation of the amalgamation or merger each will satisfy the solvency and liquidity test. Companies involved in disposals, amalgamations or mergers, or schemes of arrangement must obtain a compliance certificate from the Takeover Regulation Panel, pass special resolutions and in some instances they must obtain an independent expert report.

10C. MATERIAL CONTRACTS
ZAR2,000,000,000 Domestic Medium Term and High Yield Note Programme (“DMTN Programme”) agreement entered into between DRDGOLD Limited (“Issuer”), Crown Gold Recoveries Proprietary Limited (“Crown”), East Rand Proprietary Mines
Limited (“ERPM”), Ergo Mining Operations Proprietary Limited (“EMO”), Ergo Mining Proprietary Limited (“Ergo”) and
ABSA Bank Limited (“ABSA”) dated June 30, 2012.
Under this agreement the Issuer may from time to time issue loan notes to certain investors. The maximum aggregate nominal amount of all such notes from time to time outstanding under the DMTN Programme may not exceed R2,000,000,000
(two billion South African Rand). Crown, ERPM, EMO and Ergo (“Guarantors”) are joint and several guarantors in favour of the
Issuer. The Guarantors guarantee to the holders of the notes the due and punctual performance by the Issuer of its payment obligations under the DMTN Programme. The notes may be listed on the JSE Limited. ABSA Capital, a division of ABSA Bank
Limited, has been appointed dealer and arranger of the notes.
Sale of Shares and Claims Agreement entered into by Village Main Reef Limited (“Village”), DRDGOLD Limited
(“DRDGOLD”) (“Seller”), Business Venture Investments No 1557 Proprietary Limited (“Purchaser”) and Blyvooruitzicht
Gold Mining Company Limited (“Blyvoor”) dated February 11, 2012.
Under this agreement the Seller agreed to sell its entire shareholding in Blyvoor and its working capital and shareholder loan claims against Blyvoor to the Purchaser. The purchase consideration is discharged by Village through the issue of 85,714,286 new ordinary shares in Village. Refer to Item 4A. ‘History and Development of the Company: Disposal of Blyvoor’ for a further discussion of this matter.
Sale of Interest Agreement between DRDGOLD Limited (“DRDGOLD”) and Ergo Mining Proprietary Limited (“Ergo”) dated
June 29, 2012.
Under this agreement DRDGOLD sells and Ergo purchases DRDGOLD’s 35% participation interest in the assets and liabilities of the unincorporated joint venture, called the Elsburg JV, between DRDGOLD and East Rand Proprietary Mines
Limited. The purchase price payable is R200,000,000 (two hundred million South African rand). The purchase price was advanced by DRDGOLD to Ergo on loan account.
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
· corporations wishing to invest in countries outside the Common Monetary Area, in addition to what is set out below, apply for permission to enter into corporate asset/share swap and share placement transactions to acquire foreign investments. The latter mechanism entails the placement of the locally quoted corporation's shares with long-term overseas holders who, in payment for the shares, provide the foreign currency abroad which the corporation then uses to acquire the target investment;
· corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R500 million to finance approved investments abroad and up to R500 million to finance approved new investments in African countries on an annual bases. Approval from SARB is required in advance for investments in excess of R500 million. On application to
  SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;
· as a general rule, SARB requires that more than 10% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met,
  SARB may instruct that the equity be disposed of. In our experience SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and
· remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.
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
· blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;
· securities quoted on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of SARB.
  Authorized dealers must at all times be able to demonstrate that listed or quoted securities or financial instruments which are dematerialized or immobilized in a central securities depository are being held subject to the control of the authorized dealer concerned; or
· mutual funds.

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
Income Tax and withholding tax on dividends
Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of Section 10(1)(i) of the South
African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption applies to so much of any interest and dividends (which are not otherwise exempt) received from a South African source not exceeding (a) R32,000 if the taxpayer is 65 years of age or older or (b) R22,300 if the taxpayer is younger than 65 years of age at the end of the relevant tax year.
No withholding tax is deductible in respect of interest payments made to non-resident investors.
In 1993, all existing gold mining companies had the option to elect to be exempt from secondary tax on companies, or
STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. With the introduction of dividends tax at a rate of 15% which replaced STC with effect from April 1, 2012, there is no election on STC applicable anymore. These amendments are set out in Part VIII in Chapter II of the Income Tax Act. Section 64F of the amendments, sets out beneficial owners who are exempt from the withholding tax, which includes resident companies receiving a dividend after the effective date, being April 1, 2012. As a result of these amendments, the Convention between the United States of America and the
Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on
Income and Capital Gains, or the Tax Treaty, would limit the rate of this tax with respect to dividends paid on ordinary shares or
ADSs to a US resident (within the meaning of the Tax Treaty) to 5% of the gross amount of the dividends if such US resident is a company which holds directly at least 10% of our voting stock and 15% of the gross amount of the dividends in all other cases.

In fiscal 2012, the tax rates for taxable mining and non-mining income, for companies were 34% and 28%, respectively.
For the fiscal years prior to fiscal 2012 for companies that elected the STC exemption for fiscal 2011 were 43% (2010: 43%) and
35% (2010: 35%), respectively. During those same years prior to fiscal 2012 the tax rates for companies that did not elect the STC exemption for fiscal 2011 were 34% (2010: 34%) and 28% (2010: 28%), respectively. The Company, is subject to 34% tax on mining income and 28% for non-mining income. For fiscal years prior to the introduction of the new dividends tax (prior to fiscal
2011), Crown was our only subsidiary that elected not to be exempt from STC.
No income tax over and above the dividends tax is payable on dividends paid to residents or non-residents, in terms of
Section 10(1)(k) of the Income Tax Act, except in respect of foreign dividends received by or accrued to residents of South Africa.
Accordingly, only the 15% dividends tax is withheld on dividends received by or accrued to non-resident shareholders of companies listed in South Africa and non-residents will receive the same dividend as South African resident shareholders (prior to fiscal 2012 there was no dividend tax). Prior to fiscal 2012, the Company paid STC at a rate of 10% (before October 1, 2007 12.5%) of the excess of dividends declared over dividends received in a dividend cycle but the full amount of the dividend declared was paid to shareholders, prior to payment of the dividend.
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
· immovable property owned by the non-residents situated in South Africa, or any interest or right in or to immovable property. A non-resident will have an interest in immovable property if it has a direct or indirect shareholding of at least
  20% in a company, where 80% or more of the net assets of that company (determined on a market value basis) are attributable directly or indirectly to immovable property; or
· any asset of a permanent establishment of a non-resident in South Africa through which a trade is carried on.
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
A “US holder” is a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes:
· a citizen or resident of the US;
· a corporation or other entity subject to tax as a corporation that is created or organized under the laws of the US or any political subdivision thereof;
· an estate, the income of which is subject to US federal income tax without regard to its source; or
· a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more
  US persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a US person.

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
· the gain or excess distribution will be allocated ratably over a US holder's holding period for the ordinary shares or ADSs, as applicable;
· the amount allocated to the taxable year in which a US holder realizes the gain or excess distribution will be taxed as ordinary income;
· the amount allocated to each prior year (other than a pre-PFIC year), with certain exceptions, will be taxed at the highest tax rate in effect for that year; and
· the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year (other than a pre-PFIC year).
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

We believe that we were not a PFIC for our 2012 fiscal year ended June 30, 2012. However, under the PFIC rules income and assets are require to be measured and classified in accordance with US federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from US federal income tax principles.
Therefore, no assurance can be given that we were not a PFIC for our 2012 fiscal year ended June 30, 2012. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.
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
10F. DIVIDENDS AND PAYING AGENTS
On August 28, 2012, we declared a dividend which, in total, amounted to R38.5 million (10.0 cents per ordinary share).
Dividends tax is 15% of the dividend paid, lower rates can apply for foreign beneficial owners and there are also certain exemptions that apply. The dividends tax will be withheld from the dividend payment. There are no dividend restrictions.
Date of entitlement: October 12, 2012
Approximate date of conversion: October 19, 2012
Approximate payment date: October 29, 2012
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
Refer to Item 18. ‘‘Financial Statements - Note 28 - Financial instruments’’ of the consolidated financial statements for a qualitative and quantitative discussion of our exposure to these market risks.
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
Furthermore, our trade receivables and loans are regularly monitored and assessed for recoverability. Where it is appropriate, an impairment loss is raised. In addition, our South African operations deliver their gold to Rand Refinery Proprietary Limited (Rand
Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is sold by Rand Refinery usually on the same day as it is delivered and settlement is made within two days.
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
Long-term debt
Set out below is an analysis of our debt as at June 30, 2012, analyzed between fixed and variable interest rates. All of our long-term debt is denominated in South African rand.
Total
R'000
Interest rate
Variable rate....................................................................................................
30,690
Weighted average interest rate......................................................................... 10.6%
Fixed rate......................................................................................................... -
Weighted average interest rate......................................................................... -
Total ................................................................................................................ 30,690
Repayment period
2013..................................................................................................................
30,690
Total ................................................................................................................. 30,690
Based on our fiscal 2012 financial results, a hypothetical 10% (increase)/decrease in interest rate activity would
(increase)/decrease our interest expense by R0.3 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12A. DEBT SECURITIES
Not applicable.
12B. WARRANTS AND RIGHTS
Not applicable.
12C. OTHER SECURITIES
Not applicable.
12D. AMERICAN DEPOSITARY SHARES
Depositary Fees and Charges
DRDGOLD’s American Depository Shares, or ADSs, each representing ten of DRDGOLD’s ordinary shares, are traded on the New York Stock Exchange, or NYSE under the symbol “DRD” (until December 29, 2011 our ADSs were traded on the Nasdaq
Capital Market under the symbol “DROOY”). The ADSs are evidenced by American Depository Receipts, or ADRs, issued by The
Bank of New York Mellon, as Depository under the Amended and Restated Deposit Agreement dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated
July 23, 2007, among DRDGOLD Limited, The Bank of New York Mellon and owners and beneficial owners of ADRs from time to time. ADR holders may have to pay the following service fees to the Depositary:
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
Depositary Payments for Fiscal 2012
For the fiscal year ended June 30, 2012, The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an amount of $59,908.38 mainly for contributions towards the Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors).
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
15A. Disclosure Controls and Procedures
As of June 30, 2012, our management, with the participation of our Chief Executive Officer and Chief Financial Officer
has evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2012.
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
Internal control over financial reporting includes those policies and procedures that:
· pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
· provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board; and
· provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
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
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, our management concluded that as of June 30, 2012 our internal control over financial reporting was effective.

15C. Independent Auditor’s Attestation Report
The effectiveness of internal control over financial reporting as of June 30, 2012 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.
15D. Changes in Internal Control Over Financial Reporting
Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule
13a-15.
During the year ended June 30, 2012, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Mr. R.P. Hume, Chairman of the Audit Committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the New York Stock Exchange, or NYSE, and rules promulgated by the SEC and independent both under the New York Stock Exchange Rules and the South African
Johannesburg Stock Exchange Rules. The board is satisfied that the skills, experience and attributes of the members of the audit committee are sufficient to enable those members to discharge the responsibilities of the audit committee.
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Ethics and Conduct that applies to all senior executives including our Non-Executive
Chairman, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Group Financial Manager and
Financial Manager at each mining operation as well as all other employees. The Code of Ethics was last updated on February 9,
2012. The Code of Ethics and Conduct can be accessed on the Company’s website at www.drdgold.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG Inc. has served as our independent public accountant for the fiscal years ending June 30, 2012, 2011 and 2010, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2012 and 2011:
Auditors' remuneration
Year ended June
30,
2012            2011
R’000           R’000
Audit fees............................................................................................................................................................
10,019          10,065
Audit-related fees................................................................................................................................................
-                   -
Tax fees ...............................................................................................................................................................
-                   -
All other fees .......................................................................................................................................................
-                   -
10,019          10,065
Audit Fees
Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
Audit-Related Fees
For fiscal 2012 and fiscal 2011, no audit-related fees were incurred.
Tax Fees
For fiscal 2012 and fiscal 2011, no fees have been billed for tax compliance, tax advice or tax planning services.

All Other Fees
All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees. There were no such fees billed for in either fiscal 2012 or fiscal 2011.
The Audit Committee is directly responsible for recommending the appointment, re-appointment and removal of the external auditors as well as the remuneration and terms of engagement of the external auditors. The committee pre-approves, and has pre-approved, all non-audit services provided by the external auditors. The Audit Committee considered all of the fees mentioned above and determined that such fees are compatible with maintaining KPMG Inc.’s independence.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by
NYSE. Under section 303A.11 of the NYSE Listing Standards, a foreign private issuer such as us may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance. The following paragraphs summarize the significant differences between our corporate governance practices and those followed by U.S. companies listed on the NYSE:
Independence of audit committee members
NYSE Listing Standards require a NYSE listed company to have an audit committee composed of at least three independent members. A foreign private issuer may be exempted from the requirement that all members of the audit committee qualify as independent under NYSE Listing Standards Rules provided, among other requirements, that the members of the audit committee are independent under Exchange Act Rule 10A-3. As at September 30, 2012 all of our audit committee members are independent both under the NYSE Listing Standards and the South African Johannesburg Stock Exchange Rules.
Shareholder meeting quorum requirements
Section 310.00 of the NYSE Listing Standards provides that the quorum required for any meeting of holders of common stock should be sufficiently high to insure a representative vote. In authorizing listing, the NYSE gives careful consideration to provisions fixing any proportion less than a majority of the outstanding shares as the quorum for shareholders meetings. Consistent with the practice of companies incorporated in South Africa, our Memorandum of Incorporation only requires a quorum of three members and we have elected to follow country rule.
Executive Sessions
Section 303A.03 of the NYSE Listing Standards provides that “non-management” directors of listed companies must meet at regularly scheduled executive sessions in the absence of management. The JSE Listings Requirements makes no provision for such meetings, however the non-executive directors of DRDGOLD do meet without management on a regular basis but in an informal setting and no minutes are prepared.
Nominations Committee
Section 303A.04 of the NYSE Listing Standards provides listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listings Requirements only require that the members of such a committee be non-executive directors, the majority of whom must be independent. DRDGOLD has such a nominations committee whose members are independent under both the NYSE Listings Standards and the JSE Listings Requirements.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The following annual financial statements and related auditor’s reports are filed as part of this Annual Report.
Page
Report of the independent registered public accounting firm .............................................................................................                                F-1
Consolidated statement of comprehensive income for the years ended June 30, 2012, 2011 and 2010 ...........................
F-2 to F-3

Notes to the annual financial statements..............................................................................................................................
F-7 to F-73

Report of the Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of DRDGOLD Limited.
We have audited the accompanying consolidated statement of financial position of DRDGOLD Limited and its subsidiaries as of
June 30, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2012. We also have audited DRDGOLD Limited’s internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of
Sponsoring Organizations of the Treadway Commission (COSO). DRDGOLD Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal
Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on DRDGOLD Limited’s internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of
DRDGOLD Limited and subsidiaries as of June 30, 2012 and 2011, and the results of their operations and cash flows for each of the years in the three-year period ended June 30, 2012, in conformity with International Financial Reporting Standards as issued by the
International Accounting Standards Board. Also in our opinion, DRDGOLD Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors
Johannesburg, Republic of South Africa
October 26, 2012

DRDGOLD Limited
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended June 30, 2012
Continuing operations
Discontinued operations
1
Total operations
2012
2011
2010
2012                                 2011
2010
2012
2011                           2010
Note                           R'000
R'000
R’000
R'000                               R'000
R’000
R'000                          R'000                         R'000
Revenue                                                                             3
1,764,191
1,379,459 1,129,113
1,240,073
1,185,860 861,409
3,004,264
2,565,319                 1,990,522
Cost of sales
(1,400,268)
(1,179,430) (992,586)
(1,101,594)
(1,164,118) (899,201)
(2,501,862)
(2,343,548)             (1,891,787)
Operating costs
(1,231,020)
(1,041,658) (910,686)
(1,061,770)
(1,101,953) (888,180)
(2,292,790)
(2,143,611)            (1,798,866)
Depreciation                                                                  10
(119,189)
(98,281) (158,153)
(1,661)
(32,638) (32,616)
(120,850)
(130,919)               (190,769)
Retrenchment costs 4
-
(839) (9,202)
(43,747)
- (10,925)
(43,747)
(839)                 (20,127)
Movement in provision for
environmental rehabilitation
18
(59,486)
(46,918) 89,280
301
(5,649) (1,246)
(59,185)
(52,567)                     88,034
Movement in gold in progress
9,427
8,266 (3,825)
5,283
(23,878) 33,766
14,710
(15,612)                      29,941
Gross profit/(loss) from
operating activities
363,923
200,029 136,527
138,479
21,742 (37,792)
502,402
221,771                     98,735
Impairments                                                                      4
(1,100)
(1,090) (6,224)
-
(546,566) -
(1,100)
(547,656)                     (6,224)
Administration expenses and
general costs
(110,619)
(86,305) (69,033)
(10,918)
(1,781) 12,007
(121,537)
(88,086)                  (57,026)
Results from operating
activities
4
252,204
112,634 61,270
127,561
(526,605) (25,785)
379,765
(413,971)                     35,485
Finance income 6
24,446
17,064 163,963
8,994
35,728 36,310
33,440
52,792                 200,273
Finance expenses 7
(15,678)
(16,606) (14,890)
(2,028)
(5,441) (9,242)
(17,706)
(22,047)                 (24,132)
Profit/(loss) before taxation
260,972
113,092 210,343
134,527
(496,318) 1,283
395,499
(383,226)                   211,626
Income tax 8
(8,010)
(29,593) (23,197)
-
(2,559) 14,934
(8,010)
(32,152)                     (8,263)
Profit/(loss) before loss on
disposal of discontinued
operation
252,962
83,499 187,146
134,527
(498,877 16,217
387,489
(415,378)                  203,363
Loss on disposal of discontinued
operations
12
-
- -
(10,532)
- -
(10,532)
-                             -
Profit/(loss) for the year
252,962
83,499 187,146
123,995
(498,877) 16,217
376,957
(415,378)                  203,363
Attributable to:
Equity owners of the parent
217,301
67,070 186,553
91,374
(354,985) 21,262
308,675
(287,915)                  207,815
Non-controlling interest
35,661
16,429 593
32,621
(143,892) (5,045)
68,282
(127,463)                     (4,452)
Profit/(loss) for the year
252,962
83,499 187,146
123,995
(498,877) 16,217
376,957
(415,378)                    203,363
¹
The discontinued operations relate to the disposal of Blyvooruitzicht Gold Mining Company Limited (Blyvoor) on June 1, 2012.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)
for the year ended June 30, 2012
Continuing operations
Discontinued operations
1
Total operations
2012
2011
2010
2012
2011
2010
2012
2011
2010
R'000
R'000
R'000
R'000
R'000
R'000
R'000
R'000
R'000
Other comprehensive income, net of tax
Net foreign exchange translation reserve
(3,999)
747                      (156,534)
-                                          -
-
(3,999)
747            (156,534)
Foreign exchange gain/(loss) on translation
(3,999)
747                      (156,534)
-                                          -
-
(3,999)
747            (156,534)
Deferred taxation thereon
-
-                                      -
-                                          -
-
-
-                            -
Net fair value adjustment on
available-for-sale investment
16,480
116                             2,160
2,703                                     159
2,994
19,183
275                    5,154
Fair value adjustment on available-for-sale
investment
20,572
96                            1,662
2,328                                     118
2,216
22,900
214                   3,878
Non-controlling interest in fair value
adjustment on available-for-sale investment
379
20                               498
375                                       41
778
754
61                    1,276
Deferred taxation thereon
(4,471)
-                                    -
-                                         -
-
(4,471)
-                            -
Net gain on disposal of available-for-sale
financial assets reclassified to profit or loss
-
-                                    -
(6,656)                                           -
-
(6,656)
-                              -
Net gain on disposal of available-for-sale
financial assets
-
-                                     -
(4,925)                                           -
-
(4,925)
-                              -
Non-controlling interest in net gain on
disposal of available-for-sale financial assets
-
-                                     -
(1,731)                                            -
-
(1,731)
-                             -
Deferred taxation thereon
-
-                                     -
-                                          -
-
-
-                             -
Total comprehensive income for the year
265,443
84,362                           32,772
120,042                           (498,718)
19,211
385,485
(414,356)                     51,983
Attributable to:
Equity owners of the parent
229,403
67,913                          31,681
88,777                          (354,867)
23,478
318,180
(286,954)                     55,159
Non-controlling interest
36,040
16,449                             1,091
31,265                          (143,851)
(4,267)
67,305
(127,402)                     (3,176)
Total comprehensive income for the year
265,443
84,362                          32,772
120,042                          (498,718)
19,211
385,485
(414,356)                      51,983
Earnings per share attributable to equity
owners of the parent
Basic earnings/(loss) per share
(cents)
9
57
17                              49
23                                  (92)
6
80
(75)                         55
Diluted earnings/(loss) per share
(cents)
9
56
17                               49
24                                   (92)
6
80
(75)                         55
The accompanying notes are an integral part of these consolidated financial statements.
¹
The discontinued operations relate to the disposal of Blyvoor on June 1, 2012.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2012
2012                       2011
Note
R’000                      R’000
ASSETS
Non-current assets
2,021,594
1,778,646
Property, plant and equipment 10
1,641,557
1,550,102
Non-current investments and other assets 11
341,752
159,312
Deferred tax asset 20
38,285
69,232
Current assets
470,695
510,015
Inventories 15
105,840
122,922
Trade and other receivables 16
61,896
126,410
Current tax asset
4,453
1,571
Cash and cash equivalents 25
298,506
259,112
Total assets
2,492,289
2,288,661
EQUITY AND LIABILITIES
Equity
1,633,921
1,219,166
Equity of the owners of the parent 17
1,497,192
1,247,238
Non-controlling interest
136,729
(28,072)
Non-current liabilities
597,331
659,446
Provision for environmental rehabilitation 18
504,327
490,225
Post-retirement and other employee benefits 19
5,972
6,268
Deferred tax liability 20
87,032
122,525
Loans and borrowings 21
-
40,428
Current liabilities
261,037
410,049
Trade and other payables
227,511
330,468
Loans and borrowings 21
30,690
79,345
Current tax liability
2,836
236
Total equity and liabilities
2,492,289
2,288,661
The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended June 30, 2012
Number
of
ordinary
shares
Number of
cumulative
preference
shares
Share capital
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
Share issue expense (2,043)
(2,043)
(2,043)
Share-based payments 4,115
4,115
4,115
Dividend on ordinary share capital (18,954)
(18,954)
(18,954)
Total comprehensive income for the year 2
(152,656) 207,815
55,159
(3,176)
51,983
Balance at June 30, 2010
384,884,379
5,000,000
4,133,318
500
198,869
(2,782,056)
1,550,631
99,330
1,649,961
Share issue expenses (714) (714) (714)
Share-based payments 3,519 3,519 3,519
Dividend on ordinary share capital (19,244) (19,244) (19,244)
Total comprehensive income for the year 2
961 (287,915) (286,954)
(127,402)                (414,356)
Balance at June 30, 2011
384,884,379
5,000,000
4,132,604
500
203,349
(3,089,215)
1,247,238
(28,072)
1,219,166
Staff options exercised
499,388
1,818
1,818
1,818
Share issue expenses
(555)
(555)
(555)
Share-based payments
2
4,133
4,133
4,133
Non-controlling interest on disposal of subsidiary
97,496
97,496
Transfer of reserves on disposal of subsidiary
(11,469)
11,469
-
-
Treasury shares acquired through subsidiary
(58,228)
(58,228)
(58,228)
Treasury shares disposed of by subsidiary
13,478
13,478
13,478
Dividend on ordinary share capital
(28,872)
(28,872)
(28,872)
Total comprehensive income for the year 2
9,062
309,118
318,180
67,305
385,485
Balance at June 30, 2012
385,383,767
5,000,000
4,089,117
500
205,075
(2,797,500)
1,497,192
136,729
1,633,921
The accompanying notes are an integral part of these consolidated financial statements.
  Refer to the consolidaed statement of comprehensive income for a detail analysis of total comprehensive income for the year.

1
Revaluation and other reserves comprise share-based payment reserves, foreign currency translation reserve and asset revaluation reserves. The foreign exchange difference arises on the translation of a foreign joint venture. The foreign exchange differences arising on the translation of foreign subsidiaries have been transferred to profit or loss during the year ended June 30, 2010, as the foreign subsidiaries were voluntary liquidated.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2012
2012
2011
2010
Note
R’000
R’000                     R’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from sales of precious metals
3,004,264
2,565,319               1,990,522
Cash paid to suppliers and employees
(2,380,681)
(2,249,516)             (1,942,786)
Cash generated by operations
22
623,583
315,803                    47,736
Finance income
18,243
13,384                    23,436
Dividends received
34
6,013                             -
Finance expenses
(3,382)
(4,975)                   (4,862)
Income tax paid
(17,308)
(6,212)                  (12,698)
Net cash inflow from operating activities
621,170
324,013                    53,612
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of investments
(63,226)
-                              -
Additions to property, plant and equipment
(333,175)
(317,250)                (194,018)
Proceeds on disposal of property, plant and equipment
12,470
4,662                    13,873
Environmental trust funds and rehabilitation payments
(19,766)
(22,577)                    (5,674)
Cash flow on disposal/acquisition of subsidiaries, net of cash 23
(9,584)
-                 (40,396)
Cash flow on acquisition/disposal of joint ventures, net of cash 24
-
-                      (166)
Net cash outflow from investing activities
(413,281)
(335,165)                (226,381)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of shares
1,818
-                   30,881
Share issue expenses
(555)
(714)                  (2,043)
Acquisition of treasury shares
(58,228)
-                            -
Proceeds on disposal of treasury shares
13,478
-                            -
Advances of loans and borrowings
-
109,636                             -
Repayments of loans and borrowings
(96,194)
(8,332)                   (2,101)
Dividends paid
(28,872)
(19,244)                 (18,954)
Net cash (outflow)/inflow from financing activities
(168,553)
81,346                     7,783
NET INCREASE/(DECREASE) IN
CASH AND CASH EQUIVALENTS
39,336
70,194               (164,986)
Cash and cash equivalents at beginning of the year
259,112
188,152                  352,731
Foreign exchange movements
58
766                        407
Cash and cash equivalents at the end of the year
25
298,506
259,112                  188,152
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS
for the year ended June 30, 2012
1. ACCOUNTING POLICIES
DRDGOLD Limited (‘the company’) is a company domiciled in South Africa. The consolidated financial statements of the company for the year ended June 30, 2012 comprise the company and its subsidiaries (together referred to as the group) and the group’s interests in an associate and a jointly controlled entity.
STATEMENT OF COMPLIANCE
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS)
and its interpretations adopted by the International Accounting Standards Board (IASB).
The financial statements were approved by the Board of Directors on September 17, 2012.
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
(a) Recoverable amount of mining assets and depreciation
The recoverable amounts of mining assets are generally determined utilising discounted future cash flows. Management also considers such factors as the market capitalization of the group, the quality of the individual ore body and the country risk in determining the recoverable amount. During the year under review, the group calculated a recoverable amount based on updated life-of-mine plans, a gold price of R441,936 per kilogram (2011: R350,649 per kilogram) in year one escalating at an average of 5.3% (2011: 6.1%) per year, and a discount rate of 14.4% (2011: 13.9%). At a
10% lower gold price received of R397,742 per kilogram, a R914.8 million impairment would be recognized and at a 8.5 percentage points (59%) increase in the discount rate to 22.9%, the group would begin impairment of the mining assets
(refer to note 10).
The calculation of the units-of-production rate of depreciation could be affected if actual production in the future is different from current forecast production based on proved and probable Ore Reserves. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserves. Factors could include:
· changes in proved and probable Ore Reserves;
· the grade of Ore Reserves may vary significantly from time to time;
· differences between actual commodity prices and commodity price assumptions;
· unforeseen operational issues at mine sites;
· changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates;
   and
· changes in Ore Reserves which could similarly affect the useful lives of assets depreciated on the straight-line basis, where those lives are limited to the life of the mine.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
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
(c)   Estimate of exposure and liabilities with regard to rehabilitation costs
Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements. An average discount rate of 7.3%, average inflation rate of 5.4% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (2011: discount rate of 8.5% and inflation rate of 6.0%) (refer note 18).
(d)   Estimate of post-retirement medical liability
An actuarial valuation is carried out every three years or in the event that there has been a significant change in an assumption, number of participants, restructuring, or in the scheme itself. For interim periods between valuations, the valuation is rolled forward. Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, retirement age, spouse age gap, continuation at retirement and proportion married-at-retirement (refer to note 19).
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
(f)   Fair value of share-based compensation
The fair value of options granted is determined using the Black-Scholes option pricing model. The significant inputs into the model are: vesting period and conditions, risk-free interest rate, volatility, market price on date of grant and issue price of grant. (Refer to notes 17 and 19 for detail on the share option scheme.)
(g)   Gold in process
Gold in process in certain plants is estimated based on the metallurgist’s best estimate of the gold content and grade thereof.
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
for the year ended June 30, 2012
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
· asset carrying values may be affected due to changes in estimated future cash flows;
  depreciation, depletion and amortization charged in profit or loss may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
· decommissioning, site restoration and environmental provisions may change where changes in estimated Ore
  Reserves affect expectations about the timing or cost of these activities; and
· the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.
These adjustments are made prospectively where relevant.
(j)   Estimate of deferred taxation
The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows aligned to estimates used in the calculation of depreciation and rehabilitation liabilities. Management considers all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors include profitability of operations and an estimate of the gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. The amount recognized at June 30, 2012 is based on a future gold price received of R441,936 per kilogram (2011: R350,649 per kilogram) in year one, escalating at an average of
5.3% (2011: 6.1%) per year.
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
· Revised IAS 24 – Related Party Disclosure
· IFRS 7 amendments – Disclosures – Transfers of Financial Assets
Revised IAS 24 – Related Party Disclosures
The changes introduced in the revised IAS 24 include amendments to the definition of a related party and related party disclosure requirements for government-related entities. These amendments did not have any effect on the financial position or financial performance of the group.
IFRS 7 amendments – Disclosures – Transfers of Financial Assets
The amendment introduces new disclosure requirements about transfers of financial assets, including disclosures for:
· financial assets that are not derecognized in their entirety; and
· financial assets that are derecognized in their entirety but for which the entity retains continuing involvement.
These amendments did not have any effect on the financial position or financial performance of the group.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
1. ACCOUNTING POLICIES (continued)
New accounting standards
Certain new accounting standards and amendments to accounting standards have been published that have various effective dates.
These new standards and amendments to accounting standards have not been early adopted by the group and a reliable estimate of the impact of the adoption thereof for the group cannot yet be determined for some standards.
At the date of authorization of these financial statements, the following relevant standards and amendments to accounting standards were in issue but not yet effective. The group and the group expects to adopt the standards and amendments to accounting standards when effective:
New accounting standards (continued)
Standard/interpretation                                                                            Effective date
IAS 1 amendments Presentation of Items of Other Comprehensive Income
Annual periods commencing on
or after July 1, 2012
IFRS 10 Consolidated Financial Statements
Annual periods commencing on
or after January 1, 2013
(2)
(1)
IFRS 11 Joint Arrangements
Annual periods commencing on
or after January 1, 2013
(2)
IFRS 12 Disclosure of Interests in Other Entities
Annual periods commencing on
or after January 1, 2013
(2)
IFRS 13 Fair Value Measurement
Annual periods commencing on
or after January 1, 2013
(2)
IAS 19 amended 2011 Employee Benefits
Annual periods commencing on
or after January 1, 2013
(3)
IAS 27 Separate Financial Statements (2011)
Annual periods commencing on
or after January 1, 2013
(2)
IAS 28 Investments in Associates and Joint Ventures (2011)
Annual periods commencing on
or after January 1, 2013
(2)
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
Annual periods commencing on
or after January 1, 2013
(2)
IAS 32 Offsetting Financial Assets and Financial Liabilities
Annual periods commencing on
or after January 1, 2014
(2)
IFRS 9 Financial Instruments
Annual periods commencing on
or after January 1, 2015
(2)
(1)     No material impact.
(2)     The impact is not known or estimable.
(3)     The group’s accounting policy is to recognize actuarial gains/losses in profit or loss. When the amendments come into effect the accounting policy will have to be changed to recognize the actuarial gains/losses in other comprehensive income. The impact of the other amendments has not been assessed.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
1. ACCOUNTING POLICIES (continued)
Each of these standards and interpretations is described briefly below:
IAS 1 amendments – Presentation of Items of Other Comprehensive Income
The amendments:
· require that an entity presents separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met, from those that would never be classified to profit or loss; and
· change the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income. An entity, however, is still allowed to use other titles.
The amendments do not address which items are presented in other comprehensive income or which items need to be reclassified.
The requirements of other IFRSs continue to apply in this regard. The group would have to present the revaluation reserve and foreign exchange translation reserve separately from other items in other comprehensive income.
IFRS 10 – Consolidated Financial Statements
IFRS 10 introduces a new approach to determining which investees should be consolidated and provides a single model to be applied in the control analysis for all investees.
An investor controls an investee when:
· it is exposed or has rights to variable returns from its involvement with that investee;
· it has the ability to affect those returns through its power over that investee; and
· there is a link between power and returns.
Control is reassessed as facts and circumstances change.
IFRS 11 – Joint Arrangements
IFRS 11 focuses on the rights and obligations of joint arrangements, rather than the legal form (as is currently the case) and it:
· distinguishes joint arrangements between joint operations and joint ventures; and
· always requires the equity method for jointly controlled entities that will now be called joint ventures (to the extent that the classification requirements are met). The choice of using the equity method or proportionate consolidation is removed.
IFRS 11 supersedes IAS 31 and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers.
IFRS 12 – Disclosure of Interests in Other Entities
IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (that is, joint operations or joint ventures), associates and/or unconsolidated structured entities, aiming to provide information to enable users to evaluate:
· the nature of, and risks associated with, an entity’s interests in other entities; and
· the effects of those interests on the entity’s financial position, financial performance and cash flows.
IFRS 13 – Fair Value Measurement
IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. It explains how to measure fair value when it is required or permitted by other IFRSs.
It does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the applicability of exceptions to fair value measurements that currently exist in certain standards.
IAS 19 amended 2011 – Employee Benefits
The amended IAS 19 includes the following requirements:
· actuarial gains and losses are recognized immediately in other comprehensive income; this change will remove the corridor method and eliminate the ability for entities to recognize all changes in the defined benefit obligation and in plan assets in profit or loss, which currently is allowed under IAS 19; and
· expected return on plan assets recognized in profit or loss is calculated based on the rate used to discount the defined benefit obligation.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
1. ACCOUNTING POLICIES (continued)
New accounting standards (continued)
IAS 27 – Separate Financial Statements
IAS 27 (2011) supersedes IAS 27 (2008). IAS 27 (2011) carries forward the existing accounting and disclosure requirements for separate financial statements, with some minor clarifications.
IAS 28 – Investments in Associates and Joint Ventures
IAS 28 (2011)supersedes IAS 28 (2008)and makes the following amendments:
· IFRS 5 applies to an investment, or a portion of an investment, in an associate or a joint venture that meets the criteria to be classified as held-for-sale; and
· on cessation of significant influence or joint control, even if an investment in an associate becomes an investment in a joint venture or vice versa, the entity does not remeasure the retained interest.
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine
The interpretation sets out principles for the recognition of production stripping costs in the statement of financial position. It is recognized that some production stripping in surface mining activity will benefit production in future periods and sets out criteria for capitalizing such costs.
IAS 32 – Offsetting Financial Assets and Financial Liabilities
The amended IAS 32 requires disclosure of the actual and potential effects of netting arrangements on the entity’s financial positioning – clarifies current offsetting criteria and addresses inconsistencies in their application.
IFRS 9 – Financial Instruments
IFRS 9 deals with classification and measurement of financial assets and will replace the relevant sections of IAS 39.
Classification
The standard requires that financial assets be classified as either measured at:
· amortised cost; or
· fair value.
A financial asset is measured at amortized cost if:
· the objective of the business model is to hold assets in order to collect contractual cash flows; and
· the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding.
All other financial assets are measured at fair value, with fair value changes recognized in profit or loss. The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables. Classification takes place on initial recognition and subsequent changes are expected to be rare and subject to certain conditions. Embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. IAS 39 continues to apply to derivatives embedded in financial liabilities.
Fair value options
An entity may designate a financial instrument on initial recognition as measured at fair value through profit or loss only if it eliminates or significantly reduces a measurement or recognition inconsistency (accounting mismatch).
Investments in equity instruments
Investments in equity instruments are generally measured at fair value with gains and losses recognized in profit or loss. For an investment in an equity instrument that is not held-for-trading, an entity may on initial recognition elect to present all fair value changes from the investment in other comprehensive income (OCI). No amount recognized in OCI is ever reclassified to profit or loss at a later date. Dividends on such investments are recognized in profit or loss, rather than OCI, in accordance with
IAS 18 Revenue unless they clearly represent a recovery of the cost of the investment.
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
for the year ended June 30, 2012
1. ACCOUNTING POLICIES (continued)
New accounting standards (continued)
IFRS 9 – Financial Instruments (continued)
Financial liabilities
Under IFRS 9, the classification and measurement requirements of financial liabilities are the same as per IAS 39, except for the following two aspects:
· fair value changes for financial liabilities (other than financial guarantees and loan commitments) designated at fair value through profit or loss, that are attributable to the changes in the credit risk of the liability, will be presented in
   OCI. The remaining amount of the fair value change is recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, then the whole fair value change is presented in profit or loss. The determination as to whether such presentation would create or enlarge an accounting mismatch is made on initial recognition and is not subsequently reassessed.
· Under IFRS 9 derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured, are measured at fair value.
IFRS 9 incorporates the guidance in IAS 39 dealing with fair value measurement and accounting for derivatives embedded in a host contract that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives.
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
Changes in the group’s interest in a subsidiary which do not lead to loss of control are recorded as a transaction with equity owners in their capacity as equity owners and no profit or loss is recognized. Subsequent changes to an exercise price of an option or forward price forming part of the aforementioned transaction is recognized in profit or loss. When control is lost, the gain or loss is recognized in profit or loss and any remaining interest is recorded at the fair value on the transaction date, which is deemed to be the cost price, and, depending on the nature of the remaining investment, is either recognized as an associate, joint venture or as a financial instrument.
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
for the year ended June 30, 2012
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
Joint ventures
Jointly controlled entities are those entities for which the group has joint control over their activities. They are established by contractual agreement and require unanimous consent for strategic financial and operating decisions. The consolidated financial statements include the group’s proportionate share of the entities’ assets, liabilities, revenue and expenses, with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.
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
Acquisitions from entities under common control
Business combinations arising from transfers of interests in entities that are under the control of the shareholder which controls the group are accounted for as if the acquisitions had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. For this purpose comparatives are restated. The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the group controlling shareholder’s consolidated financial statements. Any excess (shortfall) of the purchase consideration over the net asset value acquired is recognized in equity as a notional distribution to (contribution by) owners.
Allocation of losses to non-controlling interests
In the absence of an agreement with non-controlling interest shareholders’ applicable losses in subsidiaries are allocated to non-
controlling interest even if doing so causes the non-controlling interest to have a deficit balance.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
1. ACCOUNTING POLICIES (continued)
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
for the year ended June 30, 2012
1. ACCOUNTING POLICIES (continued)
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
Financial assets and liabilities are off-set and the net amount presented in the statement of financial position when, and only when, the group or company has the legal right to off-set the amounts, and intends either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or to the extent that the group or company transfers substantially all the risks and rewards of ownership of the financial asset. Financial liabilities are derecognized when the obligation specified in the contract is discharged or cancelled or has expired. Any gain or loss on derecognition is taken to profit or loss.
Loans and receivables
Loans and receivables
Loans and receivables (which include trade and other receivables) are measured at amortized cost, using the effective interest method, less any impairment losses.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Subsequent to initial recognition, cash and cash equivalents are measured at amortized cost, which is equivalent to their fair value. Bank overdrafts that are repayable on demand and form an integral part of the group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. Cash and cash equivalents include restricted cash which are short term in nature.
Restricted cash which is long term in nature is classified as non-current and is similar in nature to rehabilitation trust funds.
Restricted cash would typically be long term in nature when it is expected not to be able to be utilized for at least 12 months after the reporting date.
Available-for-sale financial assets
The group's investments in equity securities and certain debt securities are classified as available-for-sale financial assets.
Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items, are recognized in other comprehensive income and presented within equity in the revaluation and other reserves. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.
Other liabilities
Interest-bearing borrowings
Interest-bearing borrowings (including preference share liabilities) are subsequently measured at amortized cost with any difference between the initial amount and the redemption value being recognized in profit or loss over the period of the borrowings on an effective interest basis. If the group revises its estimates of payments, the carrying amount of the liability is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the current value of estimated future cash flows at the liability's original effective interest rate. The adjustment is recognized as income or expense in profit or loss.
Trade and other payables
Subsequent to initial recognition, trade and other payables are measured at amortized cost, using the effective interest method.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
1. ACCOUNTING POLICIES (continued)
PROPERTY, PLANT AND EQUIPMENT
Owned assets
The group's property, plant and equipment consist mainly of mining assets which comprise mining property and development
(including mineral rights), mine plant facilities, exploration assets and equipment and vehicles.
Development costs, which are capitalized, consist primarily of expenditure that gives access to proved and probable Ore
Reserves. Capitalized development costs include expenditure incurred to develop new ore bodies, to define future mineralization in existing ore bodies and to expand the capacity of a mine. Mine development costs to maintain production are expensed as incurred. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred (refer to accounting policy on borrowing costs capitalized). Mine development costs capitalized include acquired proved and probable Ore Reserves at the acquisition date.
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
Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in profit or loss. When assets are sold which have been revalued on acquisition for consolidation purposes, the amounts included in the revaluation reserve are transferred to retained earnings (refer note 17).
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
for the year ended June 30, 2012
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
The prevailing market price of gold at the end of the financial year was R306,081, R328,155 and R408,381 per kilogram for the fiscal years ended June 30, 2010, 2011 and 2012, respectively.
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
The current estimated useful lives for the current and comparative periods are:
•
mining properties – life of mine for each operation, currently between 3 (2011: 7 and 2010: 5) and 11 (2011: 30 and
2010: 27) years;
•
mine development – life of mine for each operation, currently between 3 (2011: 7 and 2010: 5) and 11 (2011: 30 and 2010: 27) years;
•
mine plant facilities – life of mine for each operation, currently between 3 (2011: 7 and 2010: 5) and 11 (2011: 30 and 2010: 27) years; and
• equipment and vehicles – 3 to 5 years.
The residual values, estimated useful lives and depreciation methods are reassessed annually and adjusted if appropriate.
INTANGIBLE ASSETS
Acquisitions and goodwill arising thereon
The group measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-
controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. In the case of a bargain purchase, the resulting gain is recognized in profit or loss on the acquisition date. Goodwill relating to equity-accounted investments is included within the carrying value of the investment and tested for impairment when indicators exist.
When the company already has control, acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognized as a result of such transactions.
Goodwill relating to subsidiaries is tested annually for impairment and measured at cost less accumulated impairment losses.
Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purposes of impairment testing.
IMPAIRMENT
Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence (e.g. delinquency of a debtor and indications that a debtor will enter bankruptcy) that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
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

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
1. ACCOUNTING POLICIES (continued)
IMPAIRMENT (continued)
Available-for-sale financial assets
An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. When a decline in the fair value of an available-for-sale financial asset has been recognized directly in other comprehensive income, and there is objective evidence (e.g. significant or prolonged decline in the fair value below the cost of the investment) that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Financial assets that are individually significant are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in profit or loss.
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
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term "recoverable minerals" means proved and probable Ore Reserves which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R306,081, R328,155 and R408,381 per kilogram for the fiscal years ended June 30, 2010, 2011 and 2012, respectively. For purposes of impairment testing, assets are grouped together into the smallest group of assets which generates cash flows from continuing use that is largely independent of the cash inflows of other assets or groups of assets (‘cash-generating units’).
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
Exploration assets
Exploration assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration assets are allocated to cash-generating units consistent with the determination of reportable segments. The technical feasibility and commercial viability of extracting a Mineral Resource is considered to be determinable when proved and probable Ore Reserves are determined to exist. Upon determination of Ore
Reserves, exploration assets attributable to those Reserves are first tested for impairment and then reclassified from exploration assets to a separate category within tangible assets. Expenditure deemed to be unsuccessful is recognized in profit or loss immediately.
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
for the year ended June 30, 2012
1. ACCOUNTING POLICIES (continued)
INVENTORIES (continued)
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
Deferred taxation
Deferred taxation is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, if these relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities; if the company intends to settle current tax liabilities and assets on a net basis; or if their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Additional income taxes that arise from the distribution of dividends, such as secondary tax on companies (STC), are recognized at the same time as the liability to pay the related dividend is recognized. STC has been replaced by dividends tax with effect from April 1, 2012. Dividends tax transfers the liability for taxes on the distribution of dividends on the beneficial owner of the shares. The company or authorized intermediary is required to withhold the tax and pay it over to the South African Receiver of
Revenue.
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
for the year ended June 30, 2012
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
The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest, except where forfeiture is only due to market conditions such as share prices not achieving the threshold for vesting.
Post-retirement medical benefits
Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees and the remaining life expectancies of retirees. The group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis and discounted using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the group's obligations and that are denominated in the same currency in which the benefits are expected to be paid. Periodic valuation (currently every three years) of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. The fair value of any plan assets is deducted. Actuarial gains and losses are recognized immediately in profit or loss. When the calculation results in a benefit to the group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.
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
for the year ended June 30, 2012
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
Rehabilitation trust funds
Annual contributions are made to dedicated rehabilitation trust funds to cover the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These contributions are recognized as a right to receive reimbursement from the fund and measured at the lower of the amount of the decommissioning obligation recognized and the fair value of the fund assets. Changes in the carrying value of the fund assets, other than contributions to and payments from the fund, are recognized in profit or loss.
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
for the year ended June 30, 2012
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
· the nature of products and services;
· the nature of the production process;
· the type or class of customer for their products and services;
· the methods used to distribute their products or provide their services; and
· if applicable, the nature of the regulatory environment.
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
Thereafter, the non-current assets or disposal groups are measured at the lower of carrying amount and fair value less costs to sell.
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
EARNINGS OR LOSS PER SHARE
The group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings or loss per share is calculated based on the net profit or loss after taxation for the year attributable to ordinary shareholders of the company, divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings or loss per share is presented when the inclusion of ordinary shares that may be issued in the future, which comprise share options granted to employees, has a dilutive effect on earnings or loss per share.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2. OPERATING SEGMENTS
During the year ended June 30, 2012, the group combined the Crown Gold Recoveries Proprietary Limited (Crown) and
ErgoGold segments into one segment called Ergo and the comparatives have been restated to this effect. The change was brought about by linking the respective operations by the Crown/Ergo pipeline which was successfully completed during the year ended
June 30, 2012. During the year ended June 30, 2012, the group had two reportable segments, as described below, which were the group’s strategic divisions. The strategic divisions reflect different operational locations reported on separately to the executive committee (CODM). The group’s revenue stream consists of the sale of gold bullion.
The following summary describes the operations in each of the group’s reportable operating segments:
· Blyvoor: incorporates the Doornfontein mine, situated on the north-western edge of the Witwatersrand basin. The mine has underground and surface operations. Blyvoor was disposed of during the year ended June 30, 2012 and the segment therefore reflect the results of Blyvoor until the effective date of June 1, 2012 (refer to note 12).
· Ergo: is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg’s central business district as well as the east and central Rand goldfields. The operation consists of four plants: Brakpan, Crown
  (now decommissioned), City and Knights. Included in the Ergo segment is the East Rand Proprietary Mines Limited
  (ERPM) surface operation comprising the Cason retreatment operation. Ergo is evaluating the viability of processing surface uranium-and sulphur-bearing tailings on the east and central Rand goldfields of South Africa.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2. OPERATING SEGMENTS (continued)
2012
Blyvoor(1)
R’000
Ergo(2)
R’000
Corporate head
office and all
other (3)
R’000
Total
R’000
Financial performance
Segmental revenue
1,240,073
1,764,191
-
3,004,264
Cash operating costs
(1,052,197)
(1,151,400)
-
(2,203,597)
Movement in gold in process
5,283
9,427
-                            14,710
Operating profit
193,159
622,218
-
815,377
Interest and other investment income
732
777
16,958                             18,467
Interest expense
(817)
(18)
(6,838)                              (7,673)
Retrenchment costs
(43,747)
-
-
(43,747)
Administration expenses and general costs
(10,918)
(40,172)
(70,447)                         (121,537)
Taxation charge (4)
-
(172)
(16,855)
(17,027)
Working profit/(loss) before capital expenditure
138,409
582,633
(77,182)
643,860
Capital expenditure (5)
(82,938)
(231,260)
(34,374)                         (348,572)
Working profit/(loss) after capital expenditure
55,471
351,373
(111,556)                            295,288
(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where appropriate.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM’s Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
(4) The taxation charge excludes deferred tax.
(5) Includes adjustments to the provision for environmental rehabilitation resulting from changes in estimates.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2. OPERATING SEGMENTS (continued)
2012
Blyvoor(1)
Ergo(2)
Corporate head
office and all
other (3)                                  Total
Operating results (4)
Ore milled
-        underground
t’000                              569
-
-
569
- surface
t’000                            2,725
21,603
-                              24,328
- total
t’000                            3,294
21,603
-                              24,897
Average yield
        -         underground
g/t                              3.99
-
-
3.99
- surface
g/t                              0.27
0.20
-
0.20
- total
g/t                              0.91
0.20
-
0.29
Gold dispatched
        -        underground
kg                            2,272
-
-
2,272
- surface
kg                               734
4,221
-                                4,955
- total
kg                           3,006
4,221
-
7,227
- underground
oz                          73,048
-
-
73,048
- surface
oz                          23,597
135,708
-                           159,305
- total
oz                          96,645
135,708
-                           232,353
Cash operating costs         -         underground
R/kg                       416,540
-
-
416,540
- surface
R/kg                       144,166
272,778
-
253,727
- total
R/kg                       350,032
272,778
-
304,912
- underground
$/oz                           1,671
-
-
1,671
- surface
$/oz                               578
1,096
-                               1,018
- total
$/oz                            1,404
1,096
-
1,223
Gold price received            -        revenue
R/kg                      412,533
417,956
-
415,700
- revenue
$/oz                            1,677
1,682
-
1,679
R’000
R’000
R’000
R’000
Reconciliation of assets
Reportable segment assets
-
1,569,148
72,409
1,641,557
Other assets
-
296,696
554,036
850,732
Total assets
-
1,865,844
626,445
2,492,289
Reconciliation of liabilities
Reportable segment liabilities
-
592,966
175,534
768,500
Taxation and deferred taxation
-
85,206
4,662
89,868
Total liabilities
-
678,172
180,196
858,368
(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where appropriate.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM’s Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
(4) Unaudited

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2. OPERATING SEGMENTS (continued)
2012
Blyvoor(1)
R’000
Ergo(2)
R’000
Corporate head
office and all
other (3)
R’000
Total
R’000
Other material information
Depreciation
(1,661)
(117,457)
(1,732)
(120,850)
Impairment of assets
-
-
(1,100)
(1,100)
Reconciliation of revenues
Total revenues for reportable segments
1,240,073
1,764,191
-                      3,004,264
Statement of cash flows
Cash flows from operating activities
137,068
558,706
(74,604)                         621,170
Cash flows from investing activities
(82,938)
(236,145)
(94,198)                       (413,281)
Cash flows from financing activities
-
-
(168,553)
(168,553)
Reconciliation of profit/(loss)
Segment working profit/(loss) before capital expenditure
138,409
582,633
(77,182)                         643,860
- Depreciation
(1,661)
(117,457)
(1,732)
(120,850)
- Movement in provision for environmental rehabilitation
301
(48,292)
(11,194)
(59,185)
- Impairments
-
-
(1,100)
(1,100)
- Net gain on disposal of available-for-sale financial assets reclassified from equity
6,656
-
-                              6,656
- Growth in environmental rehabilitation trust funds
1,606
3,138
3,573                              8,317
- Net loss on financial liabilities measured at amortized cost
-
-
(6,372)
(6,372)
- Unwinding of provision for environmental rehabilitation
(1,211)
(5,153)
(928)                             (7,292)
- Unwinding of discount on financial liabilities measured at amortized cost
-
-
(659)
(659)
- Borrowing costs capitalized
-
1,696
2,594
4,290
- Loss on disposal of property, plant and equipment
-
-
(9,556)
(9,556)
- Actuarial loss on post-retirement and other employee benefits
-
(67)
-
(67)
- Loss on disposal of subsidiary
(10,532)
-
-                         (10,532)
- Ongoing rehabilitation expenditure
(990)
(39,445)
(7,850)
(48,285)
- Net other operating (costs)/income
(8,583)
(23,931)
1,229                           (31,285)
- Deferred tax
-
9,083
(66)
9,017
Profit/(loss) for the year
123,995
362,205
(109,243)                           376,957
(1) Byvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where appropriate.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM’s Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2. OPERATING SEGMENTS (continued)
2012
Revenues
Non-
current
assets(1)
R’000                               R’000
Geographical Information
South Africa
3,004,264                        1,614,573
Zimbabwe
-                            26,984
Total
3,004,264                        1,641,557
(1) Non-current assets consist of property, plant and equipments.
Information about major customers
The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2. OPERATING SEGMENTS (continued)
2011
Blyvoor(1)
R’000
Ergo(2)
R’000
Corporate head
office and all
other (3)
R’000
Total
R’000
Financial performance
Segmental revenue
1,185,860
1,379,459
-
2,565,319
Cash operating costs
(1,091,941)
(980,746)
-
(2,072,687)
Movement in gold in process
(23,878)
8,266
-
(15,612)
Operating profit
70,041
406,979
-                           477,020
Interest and other investment income
3,103
1,942
14,548                              19,593
Interest expense
(842)
(20)
(10,533)                            (11,395)
Retrenchment costs
-
-
(839)
(839)
Administration expenses and general costs
(1,781)
(11,394)
(74,911)                           (88,086)
Taxation charge (4)
(27)
(222)
(6,010)                             (6,259)
Working profit/(loss) before capital expenditure
70,494
397,285
(77,745)                           390,034
Capital expenditure(5)
(95,683)
(234,400)
(9,981)                         (340,064)
Working (loss)/profit after capital expenditure
(25,189)
162,885
(87,726)
49,970
(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where .
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM’s Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
(4) The taxation charge excludes deferred tax.
(5) Includes adjustments to the provision for environmental rehabilitation resulting from changes in estimates.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2. OPERATING SEGMENTS (continued)
2011
Blyvoor(1)
Ergo(2)
Corporate head
office and all
other (3)
Total
Operating results (4)
Ore milled
        -        underground
t’000             732
-
-
732
- surface
t’000         3,129
20,326
-                              23,455
- total
t’000         3,861
20,326
-                              24,187
Average yield                      -        underground
g/t           3.89
-
-
3.89
- surface
g/t           0.29
0.22
-
0.23
- total
g/t           0.98
0.22
-
0.34
Gold dispatched
        -        underground
kg         2,845
-
-
2,845
- surface
kg             922
4,481
-                                5,403
- total
kg         3,767
4,481
-
8,248
- underground
oz        91,469
-
-
91,469
- surface
oz        29,645
144,065
-                           173,710
- total
oz     121,114
144,065
-
265,179
Cash operating costs         -        underground
R/kg     342,123
-
-
342,123
- surface
R/kg     128,636
218,868
-
203,470
- total
R/kg     289,870
218,868
-
251,296
- underground
$/oz         1,523
-
-
1,523
- surface
$/oz             573
973
-
906
- total
$/oz         1,290
973
-
1,119
Gold price received            -        revenue
R/kg    314,802
307,846
-
311,023
- revenue
$/oz         1,369
1,375
-
1,372
(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM’s Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
(4) Unaudited

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2. OPERATING SEGMENTS (continued)
2011
Blyvoor(1)
R’000
Ergo(2)
R’000
Corporate head
office and all
other (3)
R’000
Total
R’000
Reconciliation of assets
Reportable segment assets
34,175
1,457,285
58,642
1,550,102
Other assets

139,967

264,730
333,862                          738,559
Total assets
174,142
1,722,015
392,504                        2,288,661
Reconciliation of liabilities
Reportable segment liabilities
174,115
529,320
243,299                         946,734
Taxation and deferred taxation
27
122,521
213
122,761
Total liabilities
174,142
651,841
243,512                     1,069,495
Other material information
Depreciation
(32,638)
(98,164)
(117)                     (130,919)
Impairment of assets
(546,566)
-
(1,090)                     (547,656)
Reconciliation of revenues
Total revenues for reportable segments
1,185,860
1,379,459
-                     2,565,319
Statement of cash flows
Cash flows from operating activities
89,400
329,601
(94,988)                         324,013
Cash flows from investing activities
(94,323)
(230,896)
(9,946)                       (335,165)
Cash flows from financing activities
-
-
81,346
81,346
Reconciliation of profit/(loss)
Segment working profit/(loss) before capital expenditure
70,494
397,285
(77,745)                        390,034
- Depreciation
(32,638)
(98,164)
(117)                      (130,919)
- Movement in provision for environmental rehabilitation
(5,649)
(36,352)
(10,566)                         (52,567)
- Impairments
(546,566)
-
(1,090)                       (547,656)
- Net gain/(loss) on financial liabilities measured at amortized cost
30,856
-
(6,048)                             24,808
- Growth in environmental rehabilitation trust funds
1,769
3,096
3,526                               8,391
- Profit/(loss) on disposal of property, plant and equipment
43
(80)
3,292
3,255
- Unwinding of provision for environmental rehabilitation
(1,049)
(7,303)
(1,053) (9,405)
- Unwinding of discount on financial liabilities measured at amortized cost
(3,550)
-
(4,117)                             (7,667)
- Borrowing costs capitalized
-
1,011
5,409
6,420
- Ongoing rehabilitation expenditure
(1,453)
(32,311)
(9,214)                           (42,978)
- Actuarial gain on post-retirement and other employee benefits
-
5,651
-
5,651
- Net other operating costs
(8,602)
(1,193)
(27,057)                          (36,852)
- Deferred tax
(2,532)
34,830
(58,191)                          (25,893)
(Loss)/profit for the year
(498,877)
266,470
(182,971)                        (415,378)
(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM’s Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2. OPERATING SEGMENTS (continued)
2011
Revenues
Non-
current
assets (1)
R’000                               R’000
Geographical Information
South Africa
2,565,319                       1,534,428
Zimbabwe
-                            15,674
Total
2,565,319                        1,550,102
(1) Non-current assets consist of property, plant and equipment.
Information about major customers
The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2. OPERATING SEGMENTS (continued)
2010
Blyvoor(1)
R’000
Ergo(2)
R’000
Corporate head
office and all
other (3)
R’000
Total
R’000
Financial performance
Segmental revenue
861,409
1,129,113
-                       1,990,522
Cash operating costs
(878,888)
(869,918)
-                    (1,748,806)
Movement in gold in process
33,766
(3,825)
-
29,941
Operating profit
16,287
255,370
-                         271,657
Interest and other investment income
412
1,715
15,802                             17,929
Interest expense
(1,064)
(68)
(3,730)
(4,862)
Retrenchment costs
(10,925)
-
(9,202)
(20,127)
Administration expenses and general costs
12,007
(8,305)
(60,728)                           (57,026)
Taxation charge (4)
-
(7,509)
(2,799)
(10,308)
Working profit/(loss) before capital expenditure
16,717
241,203
(60,657)                            197,263
Capital expenditure(5)
(79,552)
(114,533)
(6,320)                         (200,405)
Working (loss)/profit after capital expenditure
(62,835)
126,670
(66,977)
(3,142)
(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where appropriate.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM’s Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
(4) The taxation charge excludes deferred tax.
(5) Includes adjustments to the provision for environmental rehabilitation resulting from changes in estimates.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2. OPERATING SEGMENTS (continued)
2010
Blyvoor(1)
Ergo(2)
Corporate head
office and all
other (3)
Total
Operating results (4)
Ore milled
        -       underground
t’000              633
-
-
633
-
surface
t’000          2,968
18,989
-                              21,957
-
total
t’000          3,601
18,989
-                              22,590
Average yield                      -        underground
g/t            3.79
-
-
3.79
-
surface
g/t            0.31
0.22
-
0.23
-
total
g/t            0.92
0.22
-
0.33
Gold dispatched
        -        underground
kg          2,402
-
-
2,402
-
surface
kg             909
4,191
-                                5,100
-
total
kg          3,311
4,191
-
7,502
-
underground
oz        77,226
-
-
77,226
-
surface
oz        29,226
134,742
-                           163,968
-
total
oz      106,452
134,742
-
241,194
Cash operating costs         -        underground
R/kg     324,736
-
-
324,736
-
surface
R/kg     108,771
207,568
-
189,959
-
total
R/kg     265,445
207,568
-
233,112
-
underground
$/oz          1,327
-
-
1,327
-
surface
$/oz              444
848
-
776
-
total
$/oz           1,085
848
-
953
Gold price received           -         revenue
R/kg     260,166
269,414
-
265,332
-
revenue
$/oz           1,093
1,092
-
1,092
(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where appropriate.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM’s Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
(4) Unaudited

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2. OPERATING SEGMENTS (continued)
2010
Blyvoor(1)
R’000
Ergo(2)
R’000
Corporate head
office and all
other (3)
R’000
Total
R’000
Reconciliation of assets
Reportable segment assets
510,883
1,315,426
31,337                       1,857,646
Other assets
120,838
232,904
368,904                          722,646
Total assets
631,721
1,548,330
400,241                      2,580,292
Reconciliation of liabilities
Reportable segment liabilities
144,160
484,423
133,195                          761,778
Taxation and deferred taxation
-
168,138
414
168,552
Total liabilities
144,160
652,561
133,609                           930,330
Other material information
Depreciation
(32,616)
(156,423)
(1,730)                       (190,769)
Reversal of impairment/(impairment) of assets
-
12,514
(18,738)
(6,224)
Reconciliation of revenues
Total revenues for reportable segments
861,409
1,129,113
-                       1,990,522
Statement of cash flows
Cash flows from operating activities
(24,585)
177,485
(99,288)
53,612
Cash flows from investing activities
(79,553)
(122,914)
(23,914)                        (226,381)
Cash flows from financing activities
-
(4,202)
11,985
7,783
Reconciliation of profit/(loss)
Segment working profit/(loss) before capital expenditure
16,717
241,203
(60,657)                         197,263
- Depreciation
(32,616)
(156,423)
(1,730)                       (190,769)
- Movement in provision for environmental rehabilitation
(1,246)
16,416
72,864                            88,034
- Reversal of impairment/(impairment)
-
12,514
(18,738)
(6,224)
- Net gain/(loss) on financial liabilities measured at amortized cost
33,887
-
(19,244)                             14,643
- Growth in environmental rehabilitation trust funds
2,011
3,384
4,057                              9,452
- Profit on disposal of subsidiaries
-
-
156,749
156,749
- Profit on disposal of joint venture
-
-
1,500
1,500
- Unrealized foreign exchange loss
-
-
(5)                                   (5)
- Unwinding of provision for environmental rehabilitation
(1,139)
(7,623)
(2,035)                         (10,797)
- Unwinding of discount on financial liabilities measured at amortized cost
(7,039)
-
(1,429)                            (8,468)
- Ongoing rehabilitation expenditure
(1,942)
(26,196)
(6,713)                          (34,851)
- Actuarial gain on post-retirement and other employee benefits
-
35,290
-
35,290
- Net other operating costs
(7,350)
(13,878)
(29,271)                           (50,499)
- Deferred tax
14,934
(19,096)
6,207                                2,045
Profit/(loss) for the year
16,217
85,591
101,555                            203,363
(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where appropriate.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM’s Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2. OPERATING SEGMENTS (continued)
2010
Revenues
Non-
current
assets (1)
R’000                                R’000
Geographical Information
South Africa
1,990,522                         1,858,005
Zimbabwe
-                                5,220
Total
1,990,522                         1,863,225
(1) Non-current assets consist of property, plant and equipment.
Information about major customers
The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.
.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2012                    2011                   2010
R’000                  R’000                 R’000
3. REVENUE
Revenue consists of the following principal categories:
Gold revenue
2,982,290
2,541,226            1,976,778
By-product revenue
21,974
24,093                 13,744
Total revenue
3,004,264
2,565,319            1,990,522
4. RESULTS FROM OPERATING ACTIVITIES
include the following:
Auditors' remuneration
(10,019)
(10,065)               (9,859)
Audit fees – current year
(9,889)
(8,950)               (9,581)
Under provision – prior year
(130)
(1,115)                  (278)
Management, technical, administrative and secretarial
service fees
(14,187)
(3,671)               (8,283)
Staff costs
Included in staff costs are:
(826,017)
(763,826)           (633,301)
Salaries and wages
(724,049)
(714,832)           (603,210)
Share-based payments
(4,133)
(3,519)              (4,115)
Retrenchment costs
(43,747)
(839)            (20,127)
Post-retirement and other employee benefit contributions
(54,088)
(44,636)               (5,849)
(Loss)/profit on disposal of property, plant and equipment
(9,556)
3,255              13,722
Impairments
(1,100)
(547,656)              (6,224)
Property, plant and equipment
-
(546,566)               12,514
Rehabilitation trust fund
(1,100)
(1,090)             (18,738)
During the year ended June 30, 2012, the group recorded an impairment of R1.1 million (2011: R1.1 million) against the West
Witwatersrand Gold Mines Proprietary Limited’s rehabilitation trust fund due to the disposal of the relating mining rights over the
West Wits mining lease area.
During the year ended June 30, 2011, the group recorded an impairment of R546.6 million against Blyvoor’s property, plant and equipment (recoverable amount determined based on value in use) due to the uncertainties pertaining to Blyvoor’s distressed financial position as at June 30, 2011. Blyvoor represents one cash generating unit. A discount rate of 14.4%, together with further risk adjustments to future cash flows were used in determining the impairment. Management also took into consideration as part of their reasonableness assessment, a sensitivity analysis and the fact that Blyvoor was under business rescue proceedings, with the business rescue plan not being approved as at June 30, 2011. Further considerations included the fact that the group’s market capitalization in comparison to the group’s net asset value as at June 30, 2011.
During the year ended June 30, 2010, the group reversed an impairment of R12.5 million against Crown's property, plant and equipment. The reversal of impairment was due to the recoverable amount (value in use) of these assets being higher than their carrying amount due to the extension of the Knights life-of-mine plan. The group recorded an impairment of R18.7 million against the West Witwatersrand Gold Mine Proprietary Limited's rehabilitation trust fund due to the transfer of the related mining rights over the West Wits mining lease area.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2012                   2011
2010
R’000                  R’000
R’000
4. RESULTS FROM OPERATING ACTIVITIES
include the following: (continued)
Operating leases
(1,939)
(1,456) (1,243)
Mining royalties
(4,739)
(4,365) (1,240)
5. DIRECTORS' AND PRESCRIBED OFFICERS’ EMOLUMENTS
Executive directors
Services rendered as directors of the company
Salaries
(7,583)
(7,080) (6,636)
Bonuses
(5,744)
(5,314) (4,102)
Non-executive directors
Services rendered as directors of the company
Directors fees and bonuses
(3,310)
(3,186) (3,023)
(16,637)
(15,580) (13,761)
Prescribed officers
Salaries
(5,902)
(3,682) (3,296)
Bonuses
(3,494)
(1,867) (1,741)
Pension/provident fund contributions
(250)
(224) (188)
Included in administration and general costs
(26,283)
(21,353) (18,986)
6. FINANCE INCOME
Dividends received
38
6,013 -
Interest received
18,059
13,291 17,704
Net gain on financial liabilities measured at amortized cost (refer note 21)
-
24,808 14,643
Net gain on disposal of available-for-sale financial asset reclassified from equity
6,656
- -
Profit on disposal of subsidiaries
-
- 156,749
Profit on disposal of joint venture
-
- 1,500
Growth in environmental rehabilitation trust funds (refer note 11)
8,317
8,391 9,452
Other finance income
370
289 225
33,440
52,792 200,273

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2012                   2011                 2010
R’000                 R’000               R’000
7.  FINANCE EXPENSES
Interest paid on loans and bank overdrafts
(6,766)
(10,459)               (3,687)
Interest paid on overdue accounts
(241)
(156)                  (848)
Unrealized foreign exchange loss
-
-                     (5)
Unwinding of provision for environmental rehabilitation (refer note 18)
(7,292)
(9,405)             (10,797)
Unwinding of discount on financial liabilities measured
at amortized cost
(659)
(7,667)               (8,468)
Net loss on financial liabilities measured at amortized cost (refer note 21)
(6,372)
-                        -
Other finance expenses
(666)
(780)                  (359)
Borrowing costs capitalized (refer note 10)
4,290
6,420                      32
(17,706)
(22,047)              (24,132)
8.  INCOME TAX
Mining tax
13,079
(28,940)                     471
Non-mining tax
(16,545)
1,882               (6,972)
Secondary tax on companies
(4,544)
(5,094)               (1,762)
(8,010)
(32,152)                (8,263)
Comprising:
South African
Current tax - current year
(12,483)
(1,197)               (8,476)
- prior year
-
32                    (70)
Deferred tax
9,017
(25,893)                  2,045
Secondary tax on companies
(4,544)
(5,094)               (1,762)
(8,010)
(32,152)                 (8,263)
In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate of 28% (2011: 28% and 2010: 28%).
The tax rates applicable to mining and non-mining income of a gold mining company previously depended on whether the company elected to be exempt from Secondary Tax on Companies (STC). STC was a tax on dividends declared, which was payable by the company declaring the dividend of which the STC tax rate was equal to 10% (2011: 10% and 2010: 10%) of the amount of income declared as a dividend. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply to both mining and non-mining income. With the exception of
Crown, all of the South African subsidiaries elected not to be exempt from STC. On April 1, 2012, STC was replaced by a dividend tax of 15%, which is levied on the beneficial owner of the share. As a result of the new dividends tax there is now a single mining and non-mining tax rate for gold mining companies for the year ended June 30, 2012.
In 2012, the tax rates for taxable, mining and non-mining income for companies were 34% and 28% respectively. In 2011 and
2010, the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 43% and 35%
respectively (no STC exemption: 34% and 28% respectively).
The formula for determining the South African gold mining tax rate for fiscal 2012 is:
Y = 34 – 170/X
The formulae for determining the South African gold mining tax rates for both fiscal 2011 and 2010 are:
Y = 43 – 215/X (elect not to pay STC)
Y = 34 – 170/X (elect to pay STC)
Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
8. INCOME TAX (continued)
For deferred tax purposes the group applies the expected average effective tax rate. The average effective tax rates for the respective operations are based on the group’s current estimate when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. If a one percentage point increase in the average effective tax rate is applied it would decrease the movement in profit or loss by R3.4 million to R5.6 million credit (refer to note 20).
Each company is taxed as a separate entity and no tax set-off is allowed between the companies.
2012
2011
2010
R’000
R’000
R’000
Estimated unredeemed capital expenditure at year-end (available for deduction against future mining income)
1,693,444
2,183,572          2,171,299
Estimated gross capital losses (available to reduce future capital gains)
1,399,339
1,081,785           1,081,785
Estimated assessed tax losses at year-end (available to reduce future taxable income)
128,350
203,078 304,011
Estimated tax losses and unredeemed capital expenditure carried forward
3,221,133
3,468,435            3,557,095
Tax reconciliation
Major items causing the group's income tax provision to differ from the statutory rate were:
Taxation on net (profit)/loss before taxation at the South African corporate tax rate of 28%
(110,740)
107,303             (59,256)
Rate adjustment to reflect the actual realized company tax rates
34,273
19,018                 2,854
Deferred tax rate adjustment
15,940
3,083                        -
Non-deductable expenditure
(7,339)
(1,746)               (6,344)
Exempt income
8,034
9,095                27,502
Additional tax benefit/(charge) relating to the prior year (a)
25,367
3,658                    (70)
Tax incentives
439
410                 2,410
Secondary tax on companies
(4,544)
(5,094)               (1,762)
Temporary differences including tax losses recognized for which deferred tax assets were previously unrecognized (b)
28,343
525               26,507
Current year losses for which no deferred tax asset was recognized (c)
(2,702)
(166,642)                         -
Other
4,919
(1,762)                  (104)
Taxation charge
(8,010)
(32,152)                (8,263)
(a)   Included in the group’s additional tax benefit relating to the prior year for the year ended June 30, 2012, is R25.4 million relating to net foreign exchange losses of the company.
(b)   Included in the group’s temporary differences including tax losses recognized for which deferred tax assets were previously unrecognized for the year ended June 30, 2012, are the assessed losses and unredeemed capital expenditure for Ergo Mining Proprietary Limited which were previously not raised amounting to R26.9 million. For the year ended
June 30, 2009, R35.9 million was included which related to net foreign exchange losses on disposal of the foreign subsidiaries.
(c)   The group’s current year losses for which no deferred tax was recognized for the year ended June 30, 2011, relates to the impairment of Blyvoor (refer note 4).

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
9.  EARNINGS PER SHARE
Basic
The calculation of earnings per ordinary share is based on the following:
Basic earnings/(loss) attributable to equity owners of the parent
308,675
(287,915)             207,815
Basic earnings from continuing operations attributable to equity owners of the parent
217,301
67,070            186,553
Weighted average number of ordinary shares in issue adjusted for treasury shares
384,169,915      384,884,379     380,407,239
Diluted
Basic earnings/(loss) attributable to equity owners of the parent
308,675
(287,915)             207,815
Dilutive effect on earnings
-
-                        -
Diluted basic earnings/(loss)
308,675
(287,915)              207,815
Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares
Weighted average number of ordinary shares in issue
384,169,915     384,884,379        380,407,239
Dilutive number of staff options
589,693
-                      221
Diluted weighted average number of ordinary shares
384,759,608      384,884,379         380,407,460
Basic earnings/(loss) per ordinary share (cents)
80
(75)                        55
Diluted earnings/(loss) per ordinary share (cents)
80
(75)                        55
Basic earnings from continuing operations per ordinary share (cents)
57
17                        49
Diluted earnings from continuing operations per ordinary share (cents)
56
17                        49
At June 30, 2012, 17.0 million options (2011: 21.6 million and 2010: 19.5 million) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.
2012                 2011                  2010
R’000                R’000                R’000

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2012
2011
R’000
R’000
10. PROPERTY, PLANT AND EQUIPMENT
Total
Cost
2,212,866
3,558,578
Opening balance
3,558,578
3,202,095
Additions
348,572
340,064
Borrowing costs capitalized
4,290
6,420
Disposals
(30,465)
(4,766)
Disposed through the disposal of subsidiary
(1,665,341)
-
Transfer from non-current assets held-for-sale
-
15,000
Foreign exchange movement
(2,768)
(235)
Accumulated depreciation and impairment
(571,309)
(2,008,476)
Opening balance
(2,008,476)
(1,334,350)
Depreciation
(120,850)
(130,919)
Impairment (refer note 4)
-
(546,566)
Disposals
-
3,359
Disposed through disposal of subsidiary
1,558,017
-
Carrying value
1,641,557
1,550,102

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2012                     2011
R’000                   R’000
10. PROPERTY, PLANT AND EQUIPMENT (continued)
Mining property and development
Cost
1,264,163
2,437,380
Opening balance
2,437,380
2,295,407
Additions (b)
158,036
131,311
Disposals
(30,465)
(4,338)
Disposed through disposal of subsidiary
(1,300,788)
-
Transfer from non-current assets held-for-sale
-
15,000
Accumulated depreciation and impairment
(333,858)
(1,457,045)
Opening balance
(1,457,045)
(876,765)
Depreciation
(85,026)
(110,330)
Impairment
-
(472,972)
Disposals
-
3,022
Disposed through disposal of subsidiary
1,208,213
-
Carrying value
930,305
980,335
Mine plant facilities
Cost
743,444
917,564
Opening balance
917,564
734,422
Additions
170,861
176,875
Borrowing costs capitalized
4,290
6,420
Disposals
-
(153)
Disposed through disposal of subsidiary
(349,271)
-
Accumulated depreciation and impairment
(224,459)
(530,291)
Opening balance
(530,291)
(439,227)
Depreciation
(33,300)
(17,569)
Impairment
-
(73,594)
Disposals
-
99
Disposed through disposal of subsidiary
339,132
-
Carrying value
518,985
387,273

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2012                      2011
R’000                    R’000
10. PROPERTY, PLANT AND EQUIPMENT (continued)
Equipment and vehicles
Cost
17,319
30,622
Opening balance
30,622
27,131
Additions
1,979
3,766
Disposals
-
(275)
Disposed through disposal of subsidiary
(15,282)
-
Accumulated depreciation and impairment
(12,992)
(21,140)
Opening balance
(21,140)
(18,358)
Depreciation
(2,524)
(3,020)
Disposals
-
238
Disposed through disposal of subsidiary
10,672
-
Carrying value
4,327
9,482
Exploration Assets (a)
Cost
187,940
173,012
Opening balance
173,012
145,135
Additions (b)
17,696
28,112
Foreign exchange movement
(2,768)
(235)
Carrying value
187,940
173,012
(a) Exploration assets relate to phase two of the Ergo project and include property, plant, borrowing costs and the tailings complex as well as exploration costs incurred in Zimbabwe.
(b) Included in additions are environmental rehabilitation provision adjustments amounting to R3.6 million (2011: R10.9 million) and R9.8 million (2011: R18.1 million) relating to exploration assets and mining development, respectively.
Borrowing costs are capitalized to qualifying assets at the rate applicable to the specific financing obtained (refer note 21).
In assessing the recoverability of the above assets, where there are indicators of possible impairment, the estimated cash flows have been calculated using the following estimates:
• recoverable proved and probable Ore Reserves;
•
gold price estimates are based on a gold price of R441,936 per kilogram of gold (US$1,740 per ounce) in year one, escalating at an average of 5.3% per annum, and a base exchange rate of R7.90 = US$1.00, with the Rand weakening in future years based on the expected differential between the local South African interest rates in those years over the
United States interest rates in those years;
•
working cost estimates are based on current working costs per kilogram at June 30, 2012, escalated for expected South
African inflationary increases of approximately 5.4% per annum; and
•
capital cost estimates are based on current estimates of future development costs to mine the current proved and probable
Ore Reserves, escalated for expected South African inflationary increases of approximately 5.4% per annum.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2012                    2011
R’000                   R’000
11. NON-CURRENT INVESTMENTS AND OTHER ASSETS
Listed investments
151,303
-
Additions
135,332
-
Fair value adjustment
15,971
-
Unlisted investments
20,426
14,987
Loan to DRDSA Empowerment Trust (a)
4,431
10,078
Investments in environmental rehabilitation guarantees (b)
59,264
-
Opening balance
-
-
Contributions
59,264
-
Investments in environmental rehabilitation trust funds (c)
106,328
134,247
Opening balance
134,247
126,069
Impairment
(1,100)
(1,090)
Disposed through disposal of subsidiary
(35,136)
-
Payments
-
(339)
Contributions
-
1,216
Growth in environmental rehabilitation trust funds (refer note 6)
8,317
8,391
Total non-current investments and other assets
341,752
159,312
Fair
Carrying
Carrying
Number                 value                      value                    value
of                  2012                       2012                     2011
% Held
shares
R'000
R'000
R'000
Listed investments consist of:
Village Main Reef Limited (Village)                                             8 85,714,286 151,303 151,303 -
Unlisted investments consist of:
Rand Mutual Assurance Company Limited † 5,000 1 1 8
Rand Refinery Limited 4 16,157 20,386 20,386 14,979
Chamber of Mines Building Company
Proprietary Limited
2 20,042 39 39 -
20,426 20,426 14,987
† Represents a less than 1% shareholding.
Listed investments comprise investments in listed shares in South Africa. The fair value is determined by applying a liquidity discount factor to the relevant share’s closing market price.
Unlisted investments comprise investments in unlisted companies in South Africa. The valuations are based on the net asset value of these investments which constitutes the instruments’ fair value.
(a)   The terms and conditions of the loan to the DRDSA Empowerment Trust are linked to the payments of preference share dividends (refer note 21).
(b)   This investment relates to funds invested for financial guarantees provided to the Department of Mineral Resources
(DMR) for environmental and rehabilitation obligations (refer note 18). The entire amount is invested in a cell captive called the Guardrisk Cell Captive which is consolidated as a special purpose entity (SPE).
(c)   The monies in the environmental rehabilitation trust funds are invested primarily in low-risk interest-bearing debt securities and may be used only for environmental rehabilitation purposes (refer note 18).

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
12. INVESTMENT IN SUBSIDIARIES
Disposal of subsidiary
Blyvoor
On February 11, 2012, DRDGOLD, Village and Business Venture Investments No 1557 Proprietary Limited (a wholly owned subsidiary of Village) (Purchaser) entered into a sale of shares and claims agreement (the Agreement), for the acquisition of
DRDGOLD’s entire interest in and claims against Blyvoor for R1 and 85,714, 286 new ordinary shares of Village.
The Agreement consists of two parts. Part A was completed on June 1, 2012 (date of disposal: which is the date control passed to
Village). The effective date used for recording the disposal was May 31, 2012 – for accounting purposes the end of the financial month. Part B has certain conditions precedent which can be waived in full by Village. These include the successful conversion of Blyvoor’s old order mining right to a new order mining right under the Mineral and Petroleum Resources Development Act
(Act No. 28 of 2002), as well as obtaining the consent of the DMR for the sale.
Pending the outcome of Part B conditions precedent, 20,000,000 of the newly issued ordinary shares in Village will be kept in escrow (Escrow Shares).
The fair value of the proceeds on disposal has been determined after taking into consideration the market close price of Village on
June 1, 2012, of R1.61 per share. In addition, the probability of the Escrow Shares being released to DRDGOLD, as well as a discount factor for the liquidity attached to the Escrow Shares (95%), which have a potential restriction of between two to three years and the remainder of the shares (99%) with a restriction of six months from May 2, 2012, has also been considered in the determination of fair value.
As at
May 31, 2012
R’000
Calculation of loss on disposal of Blyvoor
Fair value of proceeds on disposal
135,332
Less: Consolidated carrying amount attributable to equity owners of the parent
(138,638)
Less: Directly attributable costs
(7,226)
Loss on disposal of discontinued operation
(10,532)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
12. INVESTMENT IN SUBSIDIARIES (continued)
Acquisition of subsidiaries
Blyvoor
On September 8, 2010, DRDGOLD acquired a 74% interest in Blyvoor from Ergo Mining Operations Proprietary Limited (EMO)
for a total consideration of R75.7 million settled against EMO's inter-company loan with DRDGOLD. The acquisition has been accounted for as an acquisition of an entity under common control. IFRS 3 Business Combinations was therefore not applied. The transaction was recognized with effect September 30, 2010.
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
485,444
Non-controlling interest in the consolidated carrying amount of net assets
(42,402)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
12. INVESTMENT IN SUBSIDIARIES (continued)
Ergo Mining Proprietary Limited (Ergo)
On January 21, 2010, DRDGOLD, signed an agreement to acquire Mintails’ remaining 50% interest in Ergo for a total consideration of R82.1 million: R62.1 million settled in cash and the balance in shares in Witfontein Mining Proprietary Limited, valued at R20 million (refer note 23). Ergo was consolidated effective May 1, 2010.
The acquisition was recorded as an asset acquisition due to Ergo not being capable of operating as a business. IFRS 3 Business
Combinations was therefore not applied.
The relative fair values of the assets and liabilities on the statement of financial position at acquisition of Ergo have been set out
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
As at June 30,
2010
R’000
DRD (Offshore) Limited 130,022
DRD International APS Proprietary Limited (30,035)
DRD Australia APS 111,409
DRD Australasia Proprietary Limited (103,472)
Dome Resources Proprietary Limited 48,825
Total profit on disposal of foreign subsidiaries
156,749

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2012                      2011
R’000                    R’000
13. INVESTMENT IN JOINT VENTURE
The joint ventures for which the statement of comprehensive income and statement of financial position have been proportionately consolidated is as follows:
Chizim Gold (Pvt) Limited – percentage held
50%
50%
Chizim Gold (Pvt) Limited
During the year ended June 30, 2011 the group acquired a 50% interest in a start-up company called Chizim Gold (Pvt) Limited (Chizim Gold) for a nominal cash consideration, pursuant to a joint venture agreement entered into on December 9, 2009. Chizim Gold is registered in
Zimbabwe and is currently conducting feasibility studies on certain exploration tenements in that country. The group has a contingent liability as at June 30, 2012, amounting to R31.4 million (2011: R35.7 million) in terms of the funding requirements as per the joint venture agreement and capital commitments amounting to R9.3 million (2011: R16.9 million).
The group’s policy is to capitalize exploration costs. Chizim Gold is still in an exploration phase, therefore the group’s effective share in income and expenses of the joint venture are
Rnil (2011: Rnil).
The group’s effective share of assets and liabilities in the joint venture, which are included in the consolidated financial statements, are as follows:
Statement of financial position
Non-current assets
26,984
15,674
Current assets
1,149
552
Total assets
28,133
16,226
Shareholders’ equity
27,367
16,226
Current liabilities
766
-
Total equity and liabilities
28,133
16,226
14. INVESTMENT IN ASSOCIATE
The associate has been accounted for using the equity method in the statement of comprehensive income and statement of financial position. An impairment has been provided against this investment.
2012                     2011
R’000                   R’000
West Wits SA Proprietary Limited – percentage held
28.33%
28.33%
Investment in associate – at cost
2,700
2,700
Impairment of investment in associate
(2,700)
(2,700)
Carrying value of investment in associate
-
-

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2012                     2011
R’000                   R’000
15. INVENTORIES
       Gold in process
32,820
43,256
Consumable stores
58,149
65,633
Finished stock - bullion
14,871
14,033
105,840
122,922
Inventory includes gold in process carried at net realizable value amounting to Rnil (2011: R18.7 million) and finished stock –
bullion amounting to R0.9 million (2011: R1.5 million).
2012                    2011
R’000                   R’000
16. TRADE AND OTHER RECEIVABLES
Trade receivables (gold)
2,082
50,131
Value added tax
30,044
51,427
Prepayments
1,022
9,266
Receivables from related parties
614
438
Interest receivable
1,074
888
Other receivables
34,880
21,526
Allowance for impairment
(7,820)
(7,266)
61,896
126,410

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
2012                          2011
2010
R’000                        R’000
R’000
17. EQUITY OF THE OWNERS OF THE PARENT
Details of equity of the owners of the parent are provided in the statements of changes in equity on page F-5.
Authorized share capital
600,000,000 (2011: 600,000,000) ordinary shares of no par value
5,000,000 (2011: 5,000,000) cumulative preference
shares of 10 cents each
500
500                 500
Issued share capital
385,383,767 (2011: 384,884,379) ordinary shares of no
par value
4,133,867
4,132,604        4,133,318
6,268,173 (2011: nil) treasury shares held within the group
(44,750)
-                      -
5,000,000 (2011: 5,000,000) cumulative preference shares
of 10 cents each
500
500                  500
4,089,617
4,133,104         4,133,818
Share capital
Unissued shares
The company operates a share option scheme as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the group's performance (refer note 19). In addition, the participants in the scheme are fully taxed at their marginal tax rate on any gains realized on the exercise of their options.
In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the group are under the control of the directors until the next general meeting.
Cumulative preference shares
The terms of issue of the cumulative preference shares were that they carried the right, in priority to the company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of Argonaut's mineral rights acquired from Randgold and Exploration Company Limited in September 1997. The Department of Mineral
Resources (DMR) granted DRDGOLD a prospecting right over an area which was going to be too small to mine. When an application for a greater area was lodged, the DMR stated that the additional area is in an urban location and an application for a prospecting right cannot be granted. The company is in the process of consulting with the relevant preference shareholder, to cancel these preference shares.
Option instruments
The company currently has one class of options authorized but not issued, namely Durban Deep ‘C’ options. There are
10,000,000 authorized option instruments at year-end which entitle the holder to subscribe for one ordinary share per option instrument at a subscription price of R15 per ordinary share, which are exercisable at any time during the period from the date on which the option is issued by the company to a date no later than five years from the date of issue.
2012                      2011
2010
R’000                     R’000
R’000
Revaluation and other reserves
Foreign exchange translation reserve (a)
(3,252)
747                         -
Asset revaluation reserve (b)
152,840
143,049              142,835
Share-based payments reserve (c)
55,487
59,553                56,034
205,075
203,349               198,869

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
17. EQUITY OF THE OWNERS OF THE PARENT (continued)
(a) The foreign exchange translation reserve represents the cumulative translation effect arising on the translation of the financial statements of the group’s foreign operations which only consisted of Chizim Gold for the years ended June 30, 2012 and June 30,
2011. During the year ended June 30, 2010, the company disposed (placed into voluntary liquidation) all of its foreign subsidiaries and the foreign exchange translation reserve relating thereto has been transferred to profit or loss.
(b) The reserve includes a R18.2 million (2011: R4.7 million and 2010: R4.5 million) fair value adjustment on available-for-sale financial instruments after transferring Blyvoor’s attributable portion of their fair value adjustment on available-for-sale financial instruments amounting to R6.7 million to profit or loss.
On the acquisition of ErgoGold in the year ending June 30, 2009, an amount of R133.3 million was taken to the asset revaluation reserve. This amount represented the increase in the fair value of ErgoGold's net assets after the acquisition of the group's initial interest, which is attributable to that initial interest.
Certain items of property, plant and equipment that were revalued to fair value on or prior to July 1, 2004, the date of transition to IFRS, were measured on the basis of deemed cost, being the revalued amount at the date of the revaluation. A revaluation adjustment of R5.0 million was recognized in the asset revaluation reserve. This revaluation reserve has been transferred to retained earnings as part of the disposal of Blyvoor.
(c) The company issues equity-settled instruments to certain qualifying employees under an employee share option scheme to purchase shares in the company’s authorized but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Deferred share-based compensation is expensed over the vesting period, based on the company’s estimate of the shares that are expected to eventually vest. A deferred share-based compensation expense of R4.1 million (2011: R3.5 million and 2010: R4.1 million), was charged to profit or loss (refer to note 4), and R8.2 million was transferred to retained earnings on the disposal of Blyvoor.
2012                   2011                 2010
R’000                 R’000               R’000
Dividends
The following dividends were declared and paid by the group:
7.5 cents per qualifying ordinary share (2011: 5.0 cents and 2010: 5.0 cents)
(28,872)
(19,244)            (18,954)
After June 30, 2012 a dividend of 10 cents per qualifying share (R38.5 million) was approved by the directors for 2012. The company has no STC credits to utilize against the dividends tax. The dividend has not been provided for and does not have any tax impact on the company as a consequence of a change in income tax legislation with dividends tax replacing secondary tax on companies (STC) with effect April 1, 2012. This change in legislation has moved the tax liability from the company to the beneficial owner of the relevant share. The dividend tax is levied at 15% (certain exemptions apply) and is withheld from the dividend paid (2011: company paid STC at 10%).
2012                       2011
R’000                     R’000
18. PROVISION FOR ENVIRONMENTAL REHABILITATION
Opening balance
490,225
420,604
Disposed through disposal of subsidiary
(46,001)
-
Increase in provision (refer note 10)
13,392
29,010
Unwinding of provision (refer note 7)
7,292
9,405
Utilization of provision
(19,766)
(21,361)
Charge to profit or loss
59,185
52,567
Closing balance
504,327
490,225
Amounts have been contributed to irrevocable trusts and guarantees have been provided to the DMR (refer to note 11).
The group intends to fund the ultimate rehabilitation costs from the money invested with the trust funds together with the
Guardrisk Cell Captive as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-
up. The rehabilitation is expected to occur progressively towards the end of life of the respective dumps mined.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
19. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS
2012                          2011
R’000                        R’000
Liability for post-retirement medical benefits (a)
5,972
5,540
Liability for long-service awards (b)
-
728
5,972
6,268
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
2012
2011
R’000
R’000
Amounts recognized in profit or loss are as follows:
Contribution payments
(53,425)
(48,696)
(a) Post-retirement medical benefits
The group has an obligation to fund a portion of the medical aid contributions of certain of its employees after they have retired. A provision for post-retirement medical benefits has been raised, based on the latest calculations using a projected unit credit method, of independent actuaries performed as at June 30, 2012. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded.
During the year ended June 30, 2011, settlement offers were made to all participants of the post-retirement medical benefit scheme. This offer was accepted by some participants, which resulted in an actuarial gain of R5.7 million.
2012                      2011
R’000                    R’000
Amounts recognized in the statement of financial position are as follows:
Opening balance
5,540
12,507
Current service cost
84
349
Actuarial loss/(gain)
67
(5,651)
Settlements
-
(2,543)
Benefits paid
(231)
(364)
Interest costs
512
1,242
Closing balance
5,972
5,540
Amounts recognized in profit or loss are as follows:
Current service cost and interest
(84)
(349)
Net actuarial (loss)/gain
(67)
5,651
Interest costs
(512)
(1,242)
(663)
4,060
Principal actuarial assumptions at the reporting date:
Health care cost inflation
7.8%
7.8%
Discount rate
8.8%
9.3%
Real discount rate
0.9%
1.4%
Normal retirement age
60
60
Expected average retirement age
60.3
59.8
Spouse age gap
3 years
3 years
Continuation at retirement
100%
100%
Proportion married at retirement
85%
85%

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
19. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Historical information:
2012                   2011              2010               2009
2008
R’000                  R’000            R’000            R’000
R’000
Unfunded liability
5,972
5,540 12,507 42,498 21,504
Actuarial loss/(gain)
67
(5,651) (35,290) 18,226 -
There are currently no long-term assets set aside in respect of post-retirement medical benefit liabilities.
Assuming all other variables remain constant a one percentage point change in the stated assumptions would have the following effects:
Sensitivity analysis:
Variation
Health care cost
inflation
Mortality
Resignation
rate
R’000
R’000                        R’000
Effect on the aggregate +1% 66 (58) (4)
service and interest cost -1% (57) 68 3
Effect in past-service +1% 693 (609) (30)
contractual liability -1% (591) 711 30
The group expects to pay contributions of R0.3 million during 2013.
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
Chamber of Mines of South Africa before payment.
The amount of the award is based on both the employee's skill level and years of service with gold mining companies that qualify for the Scheme.
2012                          2011
R’000                        R’000
Amounts recognized in the statement of financial position are as follows:
Opening balance
728
858
Disposed through the disposal of subsidiary
(568)
-
Benefits paid
(160)
(130)
Closing balance
-
728
Share option scheme
a) Details of the scheme
The company operates a share option scheme, DRDGOLD (1996) Share Scheme, (the Scheme), as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the company’s performance. In terms of the Scheme rules, a maximum of 40 million of the issued ordinary shares of the company are reserved for issuance there under and no participant may hold options at any time, which if exercised in full, would exceed 2 million of the company’s issued share capital at that time. The number of issued and exercisable share options is approximately 5.1% (2011:
5.6%) of the issued ordinary share capital, representing 19.6 million (2011: 21.6 million) of the available 40 million share options.
In addition, the participants in the Scheme are fully taxed at their marginal tax rate on any gains realized on the exercise of their options.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
19. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
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
b) Share options activity in respect of the DRDGOLD (1996) Share Scheme was as follows:
Outstanding Vested
Average
Average
price per
price per
Number of
share
Number of
share
shares
R                      shares
R
Balance at July 1, 2010 19,494,401 7.90 14,110,206 13.45
Granted                                                                                     4,127,478 3.69
Forfeited/lapsed                                                                     (2,038,952) 5.70
Balance at June 30, 2011
21,582,927
7.30              16,011,187
12.13
Granted
5,084,563
5.12
Exercised
(5,394,749)
3.94
Forfeited/lapsed
(1,648,156)
11.38
Balance at June 30, 2012
19,624,585
7.32               13,966,866
8.36
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
Analysis of share options:
Range of exercise prices
Years
Vested
Unvested
to expiry
June 30, 2012
June 30, 2013
June 30, 2014
June 30, 2015
R5< 3 – 6 4,050,978 812,269 812,271 -
R5>R10 2 – 4 6,302,238 1,774,646 1,129,265 1,129,268
R10>R15                                             2
1,021,000 - - -
R15>R20 1 – 2 2,158,350 - - -
R20>R30 1 434,300
-                                  -                                 -
13,966,866
2,586,915                    1,941,536                   1,129,268

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
19. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
2012
2011
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
3.66
November 2, 2011 option grant
5.26
Vesting periods (years)
November 1, 2004 option grant
3
3
April 15, 2005 option grant
3
3
June 17, 2005 option grant
3
3
October 25, 2005 option grant
3
3
October 30, 2006 option grant
3
3
October 29, 2007 option grant
3
3
October 20, 2008 option grant
3
3
October 20, 2009 option grant
3
3
October 18, 2010 option grant
3
3
November 2, 2011 option grant
3
Option strike price (Rand per share)
November 1, 2004 option grant
11.70
11.70
April 15, 2005 option grant
4.84
4.84
June 17, 2005 option grant
7.10
7.10
October 25, 2005 option grant
8.78
8.78
October 30, 2006 option grant
9.08
9.08
October 29, 2007 option grant
3.88
3.88
October 20, 2008 option grant
3.50
3.50
October 20, 2009 option grant
5.35
5.35
October 18, 2010 option grant
3.69
3.69
November 2, 2011 option grant
5.12
Risk-free rate
November 1, 2004 option grant
8.56%
8.56%
April 15, 2005 option grant
7.81%
7.81%
June 17, 2005 option grant
7.58%
7.58%
October 25, 2005 option grant
7.94%
7.94%
October 30, 2006 option grant
8.39%
8.39%
October 29, 2007 option grant
8.79%
8.79%
October 20, 2008 option grant
9.55%
9.55%
October 20, 2009 option grant
8.72%
8.72%
October 18, 2010 option grant
6.74%
6.74%
November 2, 2011 option grant
6.75%
Volatility
(1)
November 1, 2004 option grant
29%
29%
April 15, 2005 option grant
37%
37%
June 17, 2005 option grant
38%
38%
October 25, 2005 option grant
36%
36%
October 30, 2006 option grant
44%
44%
October 29, 2007 option grant
28%
28%
October 20, 2008 option grant
31%
31%
October 20, 2009 option grant
25%
25%
October 18, 2010 option grant
31%
31%
November 2, 2011 option grant
34%
(1)
The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
20. DEFERRED TAX
2012                    2011
R’000                   R’000
Balances arose from the following temporary differences:
Deferred tax asset
Property, plant and equipment
(5,460)
5,664
Provisions, including rehabilitation provision
29,247
25,108
Estimated assessed losses recognized
16,836
38,460
Investments
(4,472)
-
Other temporary differences
2,134
-
38,285
69,232
Deferred tax liability
Property, plant and equipment
(118,972)
(144,244)
Provisions, including rehabilitation provision
31,965
21,722
Other temporary differences
(25)
(3)
(87,032)
(122,525)
Net deferred mining and income tax liability
(48,747)
(53,293)
Reconciliation between deferred taxation opening and closing balances
Opening balance
(53,293)
(27,400)
Statement of other comprehensive income expense
(4,471)
-
Investments
(4,471)
-
Profit or loss credit/(expense)
9,017
(25,893)
Property, plant and equipment
14,148
74,790
Provisions, including rehabilitation provision
14,382
(28,010)
Estimated assessed losses
(21,624)
(54,849)
Other temporary differences
2,111
(17,824)
Closing balance
(48,747)
(53,293)
The group provides for deferred tax at the rates which are expected to apply for temporary differences. The group uses the expected average effective tax rates, resulting from the mining tax formula for mining income based on forecasts per individual entity. If a one percentage point increase in the effective tax rate is applied, the deferred tax liability would amount to R52.1 million compared to the current R48.7 million.
Deferred tax assets have not been recognized in respect of tax losses of R10.9 million (2011: R18.4 million), unredeemed capital expenditure of R177.7 million (2011: R361.8 million) and capital losses of R261.2 million (2011: R151.4 million).
The deferred tax relating to the company’s investment in subsidiaries, joint venture and associate is Rnil (2011: Rnil) resulting from the fact that these investments are to be realized through dividend distributions which are exempt under current tax legislation. As a result there are also no temporary differences.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
21.  LOANS AND BORROWINGS
2012                    2011
R’000                   R’000
Unsecured
Domestic Medium Term Note Programme (a)
30,690
109,636
Preference shares held by Khumo Gold SPV Proprietary Limited (Khumo Gold) and the
DRDSA Empowerment Trust (b)
-
10,137
30,690
119,773
Less: payable within one year included under current liabilities
(30,690)
(79,345)
-
40,428
Loans and borrowings expected repayment schedule for capital amounts payable in the twelve months to:
June 30, 2012
-
79,345
June 30, 2013
30,690
30,291
Thereafter
-
10,137
30,690
119,773
Analysis of gross loans and borrowings by currency:
South African Rand
30,690
119,773
Effective interest rates:
Absa Domestic Medium Term Note Programme
10.6%
9.6% - 10.6%
(a) On September 30, 2010 the group entered into a R500 million Domestic Medium Term Note Programme (DMTN
Programme) with ABSA Capital, a division of ABSA Bank Limited, under which DRDGOLD may from time to time issue notes.
R108 million was issued on October 1, 2010, consisting of R78 million and R30 million respectively, under the DMTN
Programme. The different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month
Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum. The DMTN Programme is unsecured. The first tranche of R78 million was repaid during the year ended June 30, 2012.
(b) On November 18, 2005, the group issued Class A cumulative participating preference shares to Khumo Gold, for a subscription price of R10.6 million. Class B and Class C cumulative participating preference shares, for a subscription price of
R7.1 million and R8.6 million were issued to Khumo Gold and the DRDSA Empowerment Trust respectively on November 30,
2006. The preference shares entitled Khumo Gold and the Employee Trust to receive a dividend of R0.26 for every R0.74 paid by
Crown, ERPM and Blyvoor to DRDGOLD towards capital and interest on their outstanding intra-group loans as at November 30,
2005.
The preference shares were measured at amortized cost based on the effective interest method. As these financial instruments did not have fixed terms, the repayment schedules for the loans were based on an estimated repayment schedule, calculated using the available cash flows of the relevant operations with reference to their respective life-of-mine plans.
Crown repaid its loan to DRDGOLD during the year ended June 30, 2009 and a preference dividend of R31.8 million was paid to
Khumo Gold and the Employee Trust. ERPM calculated its loan settlement amount and during the year ended June 30, 2012, paid a preference dividend of R17.2 million collectively to Khumo Gold and the DRDSA Empowerment Trust. This resulted in a negative adjustment amounting to R6.4 million. There are no further obligations pursuant to the Crown and ERPM preference shares and they were cancelled. As part of the disposal of Blyvoor during the year ended June 30, 2012, (refer to note 12),
DRDGOLD disposed of its intra-group loan to Village. The Blyvoor preference share liability is linked to the sale claims disposed of to Village and has therefore been transferred to Village.
During the year ended June 30, 2011, the change in the expected cash flows of the Blyvoor life-of-mine plan resulted in a positive adjustment of R30.8 million. Also during the year ended June 30, 2011, the payment of a R31.7 million dividend and reduction of the repayment period at ERPM resulted in a negative adjustment of R6.0 million

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
22. CASH GENERATED BY OPERATIONS
2012                      2011                  2010
R’000                    R’000                 R’000
Profit/(loss) before taxation
395,499
(383,226)              211,626
Adjusted for:
Depreciation
120,850
130,919              190,769
Movement in provision for environmental rehabilitation
59,185
52,567            (88,034)
Movement in gold in process
(14,710)
15,612            (29,941)
Impairments
1,100
547,656                 6,224
Loss/(profit) on disposal of property, plant and equipment
9,556
(3,255)            (13,722)
Share-based payments
4,133
3,519                 4,115
Rehabilitation trust fund adjustment
-
339                        -
Impairment loss/(reversal of impairment) on trade receivables
554
(5,617)                 4,568
Actuarial loss/(gain) on post-retirement and employee benefits
67
(5,651)            (35,290)
Post-retirement and other employee benefits
(389)
(3,038)                 5,015
Finance income
(33,440)
(52,792)           (200,273)
Finance expenses
17,706
22,047               24,132
Operating cash flows before working capital changes
560,111
319,080               79,189
Working capital changes
63,472
(3,277)            (31,453)
Change in trade and other receivables
33,583
(56,087)               19,650
Change in inventories
(3,328)
(10,417)            (10,070)
Change in trade and other payables
33,217
63,227            (41,033)
Cash generated by operations
623,583
315,803               47,736

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
23. CASH FLOW ON DISPOSAL/ACQUISITION OF SUBSIDIARIES, NET OF CASH
2012
2011                  2010
R’000
R’000                R’000
Total net cash flow on disposal/acquisition of subsidiaries
Blyvoor
(9,584)
-                         -
Ergo Mining Proprietary Limited
-
-            (40,396)
(9,584)
-            (40,396)
Disposal of Blyvoor
On June 1, 2012, DRDGOLD disposed of its 74% shareholding in and loan claims against Blyvoor in exchange for R1 and 85,714,286 newly issued ordinary shares in Village, respectively. The effective date for the recording of the disposal is May 31, 2012 – for accounting purposes (refer to note 12).
Effect of disposal on the financial position of the group:
Property, plant and equipment
114,374
-                        -
Non-current investments and other assets
46,989
-                        -
Inventories
36,508
-
Trade and other receivables
32,679
-                        -
Cash and cash equivalents
2,358
-                        -
Provision for environmental rehabilitation
(46,001)
-                        -
Post-retirement and employee benefits
(568)
-                        -
Trade and other payables
(145,197)
-                        -
Consolidated carrying value at time of disposal
41,142
-                        -
Directly attributable costs
(7,226)
-                        -
Less: cash and cash equivalents of disposed entity
(2,358)
-                        -
Cash flow on disposal of subsidiary net of cash disposed
(9,584)
-                        -
Acquisition of Ergo Mining Proprietary Limited
On April 30, 2010 DRDGOLD acquired the remaining 50% interest in Ergo
Mining Proprietary Limited from Ergo Uranium Proprietary Limited for a total consideration of R82.1 million, R62.1 million settled in cash and the balance in shares in Witfontein Mining Proprietary Limited. A further R0.3 million was incurred on transaction cost. DRDGOLD has consolidated 100%
of Ergo Mining Proprietary Limited from May 1, 2010. Prior to the acquisition, Ergo Mining Proprietary Limited was accounted for as a joint venture.
Total cash consideration paid
-
-           (62,438)
Add: Cash and cash equivalents of acquired entity
-
-              22,042
Cash flow on acquisition of subsidiary, net of cash acquired
-
-           (40,396)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
24. CASH FLOW ON ACQUISITION/DISPOSAL OF JOINT VENTURES, NET OF CASH
2012
2011
2010
R’000
R’000
R’000
Acquisition of Chizim Gold
During the year ended June 30, 2011, the group entered into a 50:50 joint venture in a start-up company called Chizim Gold for a nominal cash consideration amounting to $1 (refer note 13).
Cash flow on acquisition of joint venture
-
- -
Disposal of Witfontein Mining Proprietary Limited
On April 30, 2010, Argonaut Financial Services Proprietary Limited disposed of its 50% interest in the Witfontein Mining Proprietary Limited joint venture for R20.0 million. No cash consideration was received as this disposal formed part of the purchase consideration paid (value of R20.0 million) for the acquisition of the remaining 50% interest in Ergo Mining Proprietary Limited.
The carrying value of the net asset disposed of were as follows:
Property, plant and equipment
-
-
28,809
Trade and other receivables
-
-
47
Cash and cash equivalents
-
-
166
Trade and other payables
-
-
(10,522)
Carrying value at time of disposal
-
-
18,500
Total cash consideration received
-
-
-
Less: Cash and cash equivalents of disposed entity
-
-
(166)
Cash flow on disposal of joint venture
-
-
(166)
25. CASH AND CASH EQUIVALENTS
Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments. Included in cash and cash equivalents is restricted cash of R68.6 million (2011: R75.6 million) in a form of guarantees of which
R43.0 million (2011: R43.0 million) relates to a guarantee given to
AngloGold Ashanti Limited.
Cash and cash equivalents
298,506
259,112                 118,152
298,506
259,112                 118,152
26. CASH FLOWS RELATING TO EXPLORATION ASSETS
Investing cash flow
14,078
17,210 57,993

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
27. COMMITMENTS AND CONTINGENT LIABILITIES
2012                   2011
R’000                 R’000
Capital commitments
Contracted for but not provided for in the annual financial statements
93,015
50,370
Authorized by the directors but not contracted for
201,273
119,110
294,288
169,480
This capital expenditure will be financed from existing cash resources, cash generated from operations and negotiated funding facilities.
Operating lease commitments
The group leases its office building in terms of an operating lease. The group does not have an option to acquire the building at the termination of the lease. There is an escalation of 8% per annum imposed by the lease agreement.
Crown leases its vehicles under various operating leases. There is an average escalation of 2.5% per annum imposed by these lease agreements.
2012                     2011
R’000                   R’000
The future minimum lease payments under non-cancellable operating leases are as follows:
Not later than 1 year
1,733
1,414
Between 1 and 5 years
2,653
3,310
Contingent liabilities
Environmental
At Durban Roodepoort Deep mine, rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of
Registration requirements have been taken over by DRD Proprietary Limited (a subsidiary of Mintails SA Proprietary Limited).
An official liability transfer in terms of section 58 of the Mineral and Petroleum Resources Development Act, 2002, has been submitted to the DMR. DRDGOLD retains only the DRD Village that has no assessed liability associated with it. The legal transfer of the liability would be dependent on the DMR’s assessment of Mintail’s financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is effected, amounting to R63.4 million less the trust fund amount of R24.3 million. We are still awaiting a response from the DMR on its assessment of the transfer.
At West Witwatersrand Gold Mine Proprietary Limited mine, responsibility for the surface deposits of the mine, including the environmental rehabilitation liability, has been taken over contractually by Mintails which has accepted the associated liability. The remaining liability associated with the underground mining will be taken over by West Wits Mining
Limited (Australia) to whom the right is being ceded. The mining right was registered on May 9, 2012. The Minister approved the cession on July 14, 2012. The liability is fully funded by means of a trust fund.
Mine residue deposits have a potential pollution impact on ground water through seepage, known as acid mine drainage
(AMD). The group has taken certain preventative actions as well as remedial actions in an attempt to minimize the group’s exposure to environmental contamination. No reliable estimate can be made for the potential obligation.
DRDGOLD has identified a flooding and future pollution risk posed by deep underground water at West Witwatersrand Gold
Mines Proprietary Limited (western basin) and ERPM (central basin) mines. Due to the interconnected nature of mining operations, any proposed solution needs to be supported by all the mines located in these areas. The DMR and affected mining companies are involved in the development of a Regional Mine Closure Strategy in the gold fields area. The government has appointed the Trans-Caledon Tunnel Authority to propose solutions for the various basins. They have also provided funding for the interim solution in the western and central basins. DRDGOLD provided the government with a solution through its participation in the Western Utilities Corporation initiative for a sustainable long term solution to AMD. In view of the limitation of current information for the accurate estimation of a potential liability, no reliable estimate can be made for the potential obligation.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
27. COMMITMENTS AND CONTINGENT LIABILITIES (continued)
Occupational health - Silicosis
The case of Thembekile Mankayi v AngloGold Ashanti Limited (AngloGold) regarding litigation in terms of the Occupational
Diseases in Mines and Works Act was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme
Court of Appeals in 2010. In both instances judgment was awarded in favour of AngloGold. A further appeal that was lodged by
Mr Manyaki was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down in March
2011. The judgment allows Mr Mankayi’s executor to proceed with the case in the High Court of South Africa. On August 7,
2012, one of DRDGOLD’s subsidiaries, ERPM received an attorney’s letter stating that they act on behalf of certain former gold mine employees suffering from silicosis and also the dependants of deceased gold mine employees who allegedly died from silicosis.
Should anyone bring similar claims against DRDGOLD or any of its subsidiaries in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the company and that it was contracted due to negligence on the company’s part. The link between the cause (negligence by the company while in its employ) and the effect
(the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no reliable estimate can be made for the possible obligation.
Dispute with the Ekurhuleni Municipality
The Ekurhuleni Municipality has brought an action against ERPM claiming an amount of R42.0 million (R50.8 million as at June
30, 2012) in respect of outstanding rates and taxes which are allegedly owing. ERPM has employed experts to investigate the allegations and it appears that this claim is unfounded. ERPM is defending this action and has employed Norton Rose Attorneys to represent it. There are sufficient defences to repel the claim, therefore the probability of an outflow of resources is not probable.
28. FINANCIAL INSTRUMENTS
Overview
The group has exposure to credit risk, liquidity risks, as well as other market risks from its use of financial instruments. This note presents information about the group’s exposure to each of the above risks, the group’s objectives and policies and processes for measuring and managing risk. The group’s management of capital is disclosed in note 29. Further quantitative disclosures are included throughout these consolidated financial statements.
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
In addition, the group's operations all deliver their gold to Rand Refinery Proprietary Limited (Rand Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is usually sold by Rand Refinery on the same day as it is delivered and settlement is made within two days.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
28. FINANCIAL INSTRUMENTS (continued)
The following represents the maximum exposure to credit risk for all financial assets at June 30:
Carrying
Carrying
value
value
2012
2011
R'000
R'000
Financial assets
Listed investments (refer note 11)
151,303
-
Unlisted investments (refer note 11)
20,426
14,987
Loans to DRDSA Empowerment Trust (refer note 11)
4,431
10,078
Investments in environmental rehabilitation guarantees (refer note 11)
59,264
-
Investments in environmental rehabilitation trust funds (refer note 11)
106,328
134,237
Trade and other receivables
30,830
65,717
Cash and cash equivalents
298,506
259,112
671,088
484,141
The following represents the maximum exposure to credit risk for trade and other receivables at June 30:
Carrying
Carrying
value
value
2012
2011
R'000
R'000
Trade receivables (gold) (refer note 16)
2,082
50,131
Receivables from related parties (refer note 16)
614
438
Other receivables (refer note 16)
28,134
15,148
30,830
65,717
The ageing of trade and other receivables at June 30:
Gross               Impair-                        Gross                   Impair-
value                   ment
value                       ment
2012                    2012
2011                         2011
R'000                   R'000
R'000                       R'000
Not past due
9,320                      (91)
60,334                        (159)
Past due 0-30 days
2,441                   (186)
840                         (53)
Past due 31-120 days
17,082                   (923)
975                       (496)
More than 120 days
9,807                (6,620)
10,834                    (6,558)
38,650                (7,820)
72,983                    (7,266)
Impairments were raised due to the uncertainty around the recoverability and timing of the cash flows.
Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:
Impairment          Impairment
2012                      2011
R'000                     R'000
Balance at July 1
(7,266)
(12,882)
Impairment (recognized)/reversed
(554)
5,616
Balance at June 30
(7,820)
(7,266)
The group has no significant credit risk as the majority of the group’s receivables are from debtors with a good track record. The impairment raised for debtors older than 120 days largely relates to the leasing of hostels.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
28. FINANCIAL INSTRUMENTS (continued)
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
Carrying     Contractual
6 months
6-12
More than
amount
cash flows
or less
months
2-5 years
5 years
R’000                 R’000
R’000
R’000
R’000
R’000
June 30, 2012
Unsecured
Domestic Medium Term Note
Programme
30,690
(30,802)
(30,802)
-
-
-
Trade and other payables
227,392
(227,392)
(227,392)
-
-
-
258,082
(258,194)
(258,194)
-
-
-
June 30, 2011
Unsecured
Domestic Medium Term Note
Programme                                                           109,636
(116,517) (84,135) (1,582) (30,800) -
Preference shares held by Khumo
Gold and the DRDSA Empowerment
Trust (expected repayments) 10,137 (162,937) - - - (162,937)
Trade and other payables 325,737 (325,737) (325,737) - - -
445,510 (605,191) (409,872) (1,582) (30,800) (162,937)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
28. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table represents the carrying amounts and fair values of the group's financial instruments at June 30:
Carrying
Fair                  Carrying
Fair
value
value                         value
value
2012
2012                           2011
2011
R’000
R’000                         R’000
R’000
Financial assets
Listed investments (refer note 11)
151,303
151,303
- -
Unlisted investments (refer note 11)
20,426
20,426
14,987 14,987
Loans to DRDSA Empowerment Trust (refer note 11)
4,431
4,431
10,078 10,078
Investments for environmental rehabilitation
guarantees (refer note 11)
59,264
59,264
- -
Investments in environmental rehabilitation trust funds
(refer note 11)
106,328
106,328
134,247 134,247
Trade and other receivables
30,830
30,830
65,717 65,717
Cash and cash equivalents
298,506
298,506
259,112 259,112
671,088
671,088
484,141 484,141
Financial liabilities
Loans and borrowings (refer note 21)
– non-current
-
-
40,428 40,022
– current
30,690
30,690
79,345 79,345
Trade and other payables
227,392
227,392
325,737 325,737
258,082
258,082
445,510 445,104
The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged between knowledgeable, willing parties in an arm's length transaction.
Fair values
Listed investments
The fair value of listed investments is determined with reference to published price quotations from recognized securities exchanges and adjusted with a discount factor for any liquidity constraints.
Unlisted investments
The valuations are based on the net asset values of these investments and constitute the investments’ fair value as most of the assets in these investment companies are carried at fair value.
Loans to black empowerment entities
The fair value of these loans cannot be reliably estimated due to the unavailability of market information.
Preference shares held by Khumo Gold and the DRDSA Empowerment Trust
Preference shares are measured at amortized cost based on expected future discounted cash flows. The original risk adjusted discount rate of 13% is used when estimating the possible future liability and is remeasured on an annual basis. The original risk adjusted discount rate is replaced with a risk adjusted market rate to determine a fair value on an annual basis.
Cash and cash equivalents and environmental trust funds
The carrying value of cash and cash equivalents approximates their fair value due to the short-term maturity of these deposits.
The carrying value of the environmental trust funds and investments for environmental rehabilitation guarantees approximate their fair value due to these investments being cash in nature.
Trade and other receivables
The fair value approximates the carrying value due to their short-term maturities.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
28. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)
Loans from Domestic Medium Term Note Programme
Loans from the Domestic Medium Term Note Programme are measured at amortized cost using the three month Johannesburg
Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum. The loan bears interest at the three month
Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum. Fair value is calculated by reference to quoted prices for floating interest instruments.
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
The following represents the interest rate risk profile for the group's interest-bearing financial instruments:
Carrying             Carrying
value                   value
2012                     2011
R’000                   R’000
Variable interest rate instruments
Financial assets
464,098
393,359
Financial liabilities
(30,690)
(109,636)
433,408
283,723
Cash flow sensitivity analysis for variable rate instruments:
A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2011.
2012                                                         2011
Profit/(loss)
Profit/(loss)
100 bp
100 bp
100 bp
100 bp
increase                 decrease                  increase                 decrease
June 30
R’000
R’000
R’000
R’000
Variable interest rate instruments
4,334                     (4,334)                        2,837                     (2,837)
Cash flow sensitivity
4,334                     (4,334)                        2,837                     (2,837)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
28. FINANCIAL INSTRUMENTS (continued)
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
commodity price risk.
The following represents the exposure to foreign currency risks:
USD                          USD
2012                           2011
’000                           ’000
Cash and cash equivalents
57
30
Trade and other receivables
334
7,390
Trade and other payables
(93)
-
Net statement of financial position exposure
298
7,420
The following significant exchange rates applied during the year:
Spot rate at year-end
Average rate
2012                         2011                           2012                           2011
1 US Dollar
8.2700
6.8295
7.7523
6.9865
Sensitivity analysis
A 10% strengthening of the Rand against the currencies mentioned at June 30, would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011.
USD                        USD
2012                         2011
R’000                       R’000
Equity
39
(55)
Loss
(285)
(5,013)
A 10% weakening of the Rand against the above currencies at June 30, would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
28. FINANCIAL INSTRUMENTS (continued)
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
Net gain/(loss),
finance income
Net gain/(loss),
finance income
Carrying
value
and finance
expense
Carrying
value
and finance
expense
2012
2012
2011                          2011
R'000
R'000
R'000                         R'000
Financial assets
Available-for-sale financial assets
171,729
6,694
14,987                          6,013
Loans and receivables
499,359
25,104
469,154                        20,421
671,088
31,798
484,141                        26,434
Financial liabilities
Financial liabilities measured at amortized cost
258,082
(8,772)
445,510                        13,716
258,082
(8,772)
445,510                        13,716
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
Level 1
Level 2
Level 3
Total
R'000
R'000
R'000                        R'000
June 30, 2012
Available-for-sale financial assets
-
151,303
20,426                     171,729
-
151,303
20,426                     171,729
June 30, 2011
Available-for-sale financial assets
-
-
14,987                       14,987
-
-
14,987                       14,987
There have been no transfers in either direction between the different levels (2011: no transfers in either direction).

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
28. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE HIERARCHY (continued)
Reconciliation of fair value measurements in Level 2 and Level 3 during the year:
2012
2011
Level 2
Level 3
Level 2
Level 3
R'000                         R'000                          R'000                         R'000
Available-for-sale financial assets
Balance at beginning of year
-                        14,987
-                        14,712
Purchases during the year
135,332                          9,609
-
-
Gain on fair value adjustment
15,971                          7,683
-                              275
Disposed through the disposal of subsidiary
-                     (11,853)
-
-
Balance at end of year
151,303
20,426
-
14,987
Gains recognized in profit or loss
-                         6,656
-
-
Net gains recognized in other comprehensive
income
11,499                         1,027
-                             275
Gains recognized in other comprehensive income
11,499                         7,683
-                             275
Gains released to profit or loss
-                       (6,656)
-
-
11,499                          7,683
-                             275
The gain or loss on the fair value adjustment is recognized in other comprehensive income net of deferred tax.
The available-for-sale financial assets Level 2 comprise investments in listed shares for which an index related factor has been applied for liquidity of the share. The available-for-sale financial assets Level 3 comprises investments in unlisted shares for which no reasonable alternative measure for fair value is deemed appropriate. Therefore no sensitivity analysis has been prepared.
The fair value of Rand Refinery’s unlisted shares is a director’s valuation, which was made by using the net asset value of the company. The Rand Mutual Assurance Company’s fair value is also based on a director’s valuation of which the value per share is fixed at R0.20 between shareholders.
29. CAPITAL MANAGEMENT
The primary objective of the board of directors (the board) in managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimizes the cost of capital, maximizes shareholders' returns, and ensures that the group remains in a sound financial position. There were no changes to the group's overall capital management approach during the current year. The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.
The board monitors the return on capital, which the group defines as net operating income divided by total shareholders' equity, excluding non-redeemable preference shares and non-controlling interest from continued operations, and seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The board also monitors the level of dividends to ordinary shareholders.
The group’s net debt to equity ratio as at June 30, was as follows:
2012                      2011
R’000                    R’000
Total liabilities
858,368
1,069,495
Less: Cash and cash equivalents
(298,506)
(259,112)
Net liabilities
559,862
810,383
Total equity
1,633,921
1,219,166
Net debt to equity ratio June 30
0.34
0.66

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
30. RELATED PARTY TRANSACTIONS
2012                        2011                  2010
R’000                      R’000                R’000
Directors’ remuneration
Short-term benefits
Salaries, bonuses and performance payments
16,637
15,580                13,761
End of contract payments
-
-                         -
Long service awards
Share-based payment expense
373
380                     390
Post-retirement medical benefits
-
-                         -
17,010
15,960                14,151
Key management personnel remuneration
Short-term benefits
Salaries, bonuses and performance payments
61,477
52,045               58,800
End of contract payments
-
-                        -
Long service awards
Share-based payment expense
3,760
3,139                  3,725
Post-retirement medical benefits
231
364                     283
65,468
55,548                62,808
The group has related party relationships with its associate, joint venture, subsidiaries and with its directors and key management personnel. Details of transactions with directors are set out in note 5. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director (whether executive or otherwise) of the company. During the year ended June 30, 2012, 3,584,627 (2011: none and
2010: none) treasury shares were used to settle share options exercised by key management personnel.
The post-retirement medical benefits balance for key management personnel as at June 30, 2012 amounts to R6.0 million (2011:
R5.5 million and 2010: R12.5 million).
Prior to the awarding of a contract to a related party for the supply of goods and services the group procurement manager reviews both the pricing, quality and the reliability of that party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market-related terms.
The group’s executive directors review the terms and conditions of all loans to ensure that the terms of the loans are similar to those offered by financial institutions.
Transactions with associates, joint ventures and subsidiary companies
During the year ended June 30, 2012, the company earned management fees from EMO amounting to R21.6 million (2011: R23.3 million and 2010: R34.6 million) and interest of R26.6 milllion (2011: R26.8 million and 2010: R33.3 million), and from Blyvoor amounting to R15.2 million (2011: R12.3 million and 2010: Rnil) and received interest amounting to R2.6 million (2011: R3.2 million and 2010: Rnil), respectively.
Insurance premiums were paid to Guardrisk Cell Captive amounting to R41.8 million and R21.0 million by ERPM and Ergo, respectively (2011: R2.9 million by Crown). Guardrisk contractually guarantees an amount of R273.3 million of which R66.3 million worth of guarantees have been issued to the DMR.
EMO acquired 9,852,800 (2011: none and 2010: none) ordinary shares (held as treasury shares for consolidation purposes) in
DRDGOLD. As at June 30, 2012, EMO held 6,268,173 (2011: none and 2010: none) treasury shares.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
30. RELATED PARTY TRANSACTIONS (continued)
Subsidiaries
The following information relates to the group’s financial interest in its subsidiaries at June 30:
ISSUED ORDINARY
SHARE CAPITAL
NUMBER OF
SHARES
% HELD
SHARES AT
COST
LESS
IMPAIRMENTS
R’000
EFFECTIVE
DATE OF
ACQUISITION
INDEBTEDNESS
NET OF
IMPAIRMENTS
2012
R’000
INDEBTEDNESS
NET OF
IMPAIRMENTS
2011
R’000
South Africa
Argonaut Financial Services Proprietary Limited
100
100
-
Oct 1, 1997
(1,055)
(1,055)
Crown Consolidated Gold Recoveries Limited                             51,300,000
100
-
Sep
14, 1998
(245,316)
(245,316)
Ergo Mining Operations Proprietary Limited
1
1,000,000
74
113,177
Nov 14 , 2005
917,867
852,365
Hartebeestfontein Gold Mining Company Limited
1
100
-
Aug 16, 1999
-
-
Rand Leases (Vogelstruisfontein) Gold Mining
Company Limited
118,505,000
100
-
Jan 1, 1996
(42,092)
(42,092)
Roodepoort Gold Mine Proprietary Limited
1
100
-
Jan 1, 1996
-
-
West Witwatersrand Gold Holdings Limited                                 99,000,000
100
-
Apr
1, 1996
(22,996)
(22,996)
Guardrisk Insurance Company Limited²
20
100
100
Jul 1, 2008
-
-
ErgoGold
-
35
52,551
Mar 31, 2009
56,907
161,450
Blyvooruitzicht Gold Mining Company Limited³
-
-
Total
165,828
663,315
702,356
1
Ergo Mining Operations Proprietary Limited holds the following investments: 100% of East Rand Proprietary Mines Limited (ERPM), 100% of Crown Gold
Recoveries Proprietary Limited (Crown) and 100% of Ergo Mining Proprietary Limited (Ergo) and 65% of the ErgoGold (unincorporated).
²Guardrisk Insurance Company Limited is consolidated as a special purpose entity (SPE).
³DRDGOLD disposed of its 74% interest in Blyvoor with effect June 1, 2012.
Joint Ventures
The joint ventures for which the statement of comprehensive income and statement of financial position have been proportionately consolidated are disclosed in note 13.
Rand Refinery agreement
The group has entered into an agreement with Rand Refinery Limited (Rand Refinery), for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the group’s gold and casts it into troy ounce bars. Rand Refinery then usually sells the gold on the same day as delivery at the London afternoon fixed price on the day the gold is sold. In exchange for this service, the group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr. T.J. Gwebu, Executive Officer: Legal, Compliance and Company Secretary of DRDGOLD, is a
director of Rand Refinery and a member of the Remuneration Committee and chairman of the Social and Ethics Committee. Mr.
D.J. Pretorius, CEO of DRDGOLD, was replaced as an alternate director of Rand Refinery by Mr. M. Burrell, financial director of Ergo and a member of Rand Refinery’s Audit Committee. The group currently owns shares in Rand Refinery (which is jointly owned by South African mining companies) (refer note 11). Trade receivables to the amount of R2.0 million (2011: R50.1 million) relate to metals sold. The group received a dividend of Rnil (2011: R6.0 million and 2010: Rnil) from Rand Refinery.
Consultancy agreement
On June 23, 2008 EMO approved a consultancy agreement with Khumo Gold, which owns 20% of EMO and Blyvoor. The agreement provides for a monthly retainer of R200,000.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2012
31. SUBSEQUENT EVENTS
Restructuring of surface operations
On July 3, 2012, DRDGOLD announced the restructuring of the group’s surface operations (effective July 1, 2012) into Ergo in order to improve synergies, effect costs savings and a simpler group structure. Ergo is a wholly-owned subsidiary of EMO.
EMO is 74% held by DRDGOLD, 20% by its black economic empowerment (BEE) partner, Khumo Gold and 6% by the
DRDSA Empowerment Trust.
Various transactions to give effect to the restructuring have been entered into, in terms of which:
· DRDGOLD sold its 35% direct interest in the ErgoGold unincorporated partnership to Ergo for R200 million on loan account;
· Crown sold its mining assets (excluding its 50% interest in Ergo), mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo;
· ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo; and
· Crown and ERPM will distribute their entire holdings in Ergo to their sole shareholder EMO.
Consequently, EMO will hold 100% of Ergo.
All conditions for DRDGOLD’s disposal of its 35% direct ErgoGold interest have been met. The ERPM and Crown disposals are subject to the consent of the Minister of Mineral Resources in terms of section 11 (1) of the Mineral and Petroleum Resources
Development Act.
Issue of loan notes under the DMTN Programme
DRDGOLD issued notes totalling R111 million on July 2, 2012 and R54 million on September 14, 2012 under the new DMTN
Programme. The different notes issued mature 12, 24 and 36 months from date of issue and bear interest at the three month
Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum.

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
Tribute Agreement, dated October 9, 1992, between DRDGOLD Limited and Rand Leases.
4.2
(1)
Service Agreement, dated July 27, 1995, between DRDGOLD Limited and Randgold.
4.3
(1)
Agreement, dated September 28, 1995, among First Westgold Mining Proprietary Limited, DRDGOLD Limited and
Rand Leases in respect of purchase of assets of First Westgold by Rand Leases.
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
4.8
(4)
Lender Substitution Deed, dated August 18, 1999, between DRDGOLD Limited, DRD Australasia, NM Rothschild &
Sons (Singapore) Limited, NM Rothschild & Sons (Australia) Limited, as agent in its own capacity, and Rothschild
Nominees Proprietary Limited.
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
4.13
(4)
Guarantee and Indemnity Agreement, dated November 17, 1999, between DRDGOLD Limited, Blyvoor, Argonaut
Financial Services Proprietary Limited, West Wits, Crown and BOE Bank Limited, through its division BOE
Merchant Bank.
4.14
(4)
Loan Security Agreement, dated November 17, 1999, between FBCF Equipment Finance Proprietary Limited and
Buffels.
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

4.25
(5)
Shareholders’ Agreement, dated September 29, 2000, between DRDGOLD Limited, Fraser Alexander Tailings
Proprietary Limited and Mine Waste Solutions Proprietary Limited.
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
(PNG) Pty. Limited, Dome Resources NL and DRDGOLD Limited, dated July 16, 2001.
4.34
(6)
Loan Agreement between Bank of South Pacific Limited and Tolukuma Gold Mines Limited, dated November 8,
2001.
4.35
(7)
Master Finance Lease between Volvo Truck Finance Australia Proprietary Limited and Dome Resources N.L., dated
November 1, 2000.
4.36
(7)
Agreement between DRDGOLD Limited and Rand Refinery Limited, dated October 12, 2001.
4.37
(7)
Share Purchase Agreement between Crown Consolidated Gold Recoveries Limited, The Industrial Development
Corporation of South Africa Limited, Khumo Bathong Holdings Proprietary Limited and DRDGOLD Limited, dated
June 12, 2002.
4.38
(7)
Shareholder’s Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong
Holdings Proprietary Limited, Crown Consolidated Gold Recoveries Limited, and Crown Gold Recoveries Proprietary
Limited and DRDGOLD Limited, dated June 12, 2002.
4.39
(7)
Addendum to Shareholder’s Agreement between The Industrial Development Corporation of South Africa Limited,
Khumo Bathong Holdings Proprietary Limited, Crown Consolidated Gold Recoveries Limited, Crown Gold
Recoveries Proprietary Limited and DRDGOLD Limited, dated June 14, 2002.
4.40
(7)
Subscription Agreement between Khumo Bathong Holdings Proprietary Limited and DRDGOLD Limited, dated
June 12, 2002.
4.41
(7)
Loan Agreement between DRDGOLD Limited and Khumo Bathong Holdings Proprietary Limited, dated June 12,
2002.
4.42
(7)
Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep and Crown Gold Recoveries Proprietary
Limited, dated June 12, 2002.
4.43
(7)
Memorandum of Loan Agreement No. 2 between DRDGOLD Limited and Crown Gold Recoveries Proprietary
Limited, dated June 12, 2002.
4.44
(7)
Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Limited and Crown Gold
Recoveries Proprietary Limited, dated June 12, 2002.
4.45
(7)
Loan Agreement between Industrial Development Corporation of South Africa Limited and Blyvooruitzicht Gold
Mining Company Limited, dated July 18, 2002.
4.46
(7)
Agreement of Loan and Pledge between DRDGOLD Limited and East Rand Proprietary Mines Limited, dated
September 12, 2002.
4.47
(7)
Management Services Agreement between DRDGOLD Limited, Khumo Bathong Holdings Proprietary Limited and
Crown Gold Recoveries Proprietary Limited, dated October 1, 2002.
4.48
(7)
Agreement amongst DRDGOLD Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading Proprietary
Limited, dated June 12, 2002.
4.49
(7)
Letter Agreement between DRDGOLD Limited and The Standard Bank of South Africa, represented by its Standard
Corporate and Merchant Bank Division, dated October 7, 2002.
4.50
(7)
Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings Proprietary Limited, Khumo Bathong
Holdings Proprietary Limited, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle
Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries Proprietary Limited, as purchaser, dated October 10, 2002.
4.51
(7)
Memorandum of Loan Agreement between DRDGOLD Limited and Crown Gold Recoveries Proprietary Limited,
dated October 10, 2002.
4.52
(7)
Letter Agreement Relating to Consultancy Arrangement between DRDGOLD Limited and Nicolas Goodwin, dated
October 15, 2002.
4.53
(7)
Management Services Agreement between DRDGOLD Limited and East Rand Proprietary Mines Limited, dated
October 10, 2002.
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
4.62
(9)
Memorandum of Agreement made and entered into between DRDGOLD Limited, West Witwatersrand Gold Mines
Limited, Mogale Gold Proprietary Limited and Luipaards Vlei Estates Proprietary Limited dated June 6, 2003.
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
4.84
(11)
Memorandum of Agreement between DRDGOLD Limited, Simmer & Jack Mines Limited and Simmer & Jack
Investments Proprietary Limited (S&J Companies), dated August 31, 2005.
4.85
(11)
Cession Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC),
DRDGOLD Limited, Business Ventures Investment No. 750 Proprietary Limited and Business Ventures Investment
No. 751 Proprietary Limited (the BVI Companies), dated July 13, 2005.
4.86
(11)
Share Sale Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC),
DRDGOLD Limited, Business Ventures Investment No. 750 Proprietary Limited (BVI 1) and Business Ventures
Investment No. 751 Proprietary Limited (BVI 2), dated July 13, 2005.
4.87
(11)
Term Sheet concluded between DRDGOLD Limited and Khumo Bathong Holdings Proprietary Limited (KBH), dated
July 6, 2005.

4.88
(11)
Facility B Loan Agreement between Investec Bank (Mauritius) Limited and DRD (Isle of Man)
Limited (DRDIOM), dated March 3, 2005.
4.89
(11)
Convertible Loan Facility Agreement between DRDGOLD Limited and Emperor Mines Limited (Emperor), dated
July 8, 2005.
4.90
(11)
Agreement of Employment between DRDGOLD Limited and Mr. J.W.C. Sayers, dated as of August 10, 2005.
4.91
(11)
Option Agreement entered into by and between DRDGOLD Limited and M5 Developments Proprietary Limited,
dated July 21, 2005.
4.92
(11)
Share Sale Agreement between DRD (Offshore) Limited, DRDGOLD Limited and Emperor Mines Limited, dated
November 16, 2005.
4.93
(12)
Deed of Loan, Cession, Payment and Set-Off entered into between DRDGOLD Limited, East Rand Proprietary
Mines Limited, Crown Gold Recoveries Proprietary Limited and Blyvooruitzicht Gold Mining Company Limited,
dated November 7, 2005.
4.94
(12)
Share Sale Agreement between Business Venture Investments 750 Proprietary Limited and DRDGOLD South
African Operations Proprietary Limited, dated November 8, 2005.
Share Sale Agreement between Business Venture Investments 751 Proprietary Limited and DRGOLD South
African Operations Proprietary Limited, dated November 8, 2005.
4.95
(12)
Subscription Agreement between DRDGOLD Limited and DRDGOLD South African Operations Proprietary
Limited, dated November 9, 2005.
4.96
(12)
Share Sale Agreement between Crown Consolidated Gold Recoveries Limited and DRDGOLD South African
Operations Proprietary Limited, dated November 14, 2005.
4.97
(12)
Subscription Agreement between DRDGOLD South African Operations Proprietary Limited and Khumo Gold SPV
Proprietary Limited, dated November 18, 2005.
4.98
(12)
Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited, dated
November 18, 2005.
4.99
(12)
Cession Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and Khumo Bathong
Holdings Proprietary Limited, dated November 18, 2005.
4.100
(12)
Cession Agreement between DRDGOLD Limited and The Industrial Development Corporation of South Africa
Limited and Business Venture Investments No. 750 Proprietary Limited and Business Venture Investments No. 751
Proprietary Limited, dated November 18, 2005.
4.101
(12)
Option Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and DRDGOLD South
African Operations Proprietary Limited, dated November 18, 2005.
4.102
(12)
Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and East Rand Proprietary Mines
Limited, dated November 18, 2005.
4.103
(12)
Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and Blyvooruitzicht Gold
Mining Company Limited, dated November 18, 2005.
4.104
(12)
Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and Crown Gold Recoveries
Proprietary Limited, dated November 18, 2005.
4.105
(12)
Shareholders’ Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and
DRDGOLD South African Operations Proprietary Limited, dated November 24, 2005.
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
4.111
(14)
Option Exercise Agreement between DRDGOLD Limited, Khumo Gold SPV Proprietary Limited and the Trustees
for the time being of the DRDSA Empowerment Trust dated October 10, 2006.
4.112
(14)
Class B Preference Share Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary
Limited dated October 24, 2006.
4.113
(14)
Three Class B Preference Share Subscription Agreements between Khumo Gold SPV Proprietary Limited and
Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries Proprietary Limited and East Rand
Proprietary Mines Limited, dated October 24, 2006.
4.114
(14)
Three Class C Preference Share Subscription Agreements between the Trustees for the time being of the DRDSA
Empowerment Trust and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries Proprietary
Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.115
(14)
Share Sale Agreement between Emperor Mines Limited and Westech Gold Proprietary Limited, dated March 22,
2007,` regarding the disposal of its Fijian assets.
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
(“MRE”) (collectively “the parties”) dated July 19, 2007.
4.120
(14)
Memorandum of Agreement between Anglo Gold Ashanti Limited, Friedshelf 849 Proprietary Limited (renamed
Ergo Mining Proprietary Limited), DRDGOLD South African Operations Proprietary Limited and Mintails SA
Proprietary Limited, dated August 6, 2007.
4.121
(14)
Merger Implementation Deed between Emperor Mines Limited and Intrepid Mines Limited, dated
September 18, 2007.
4.122
(14)
Mandate for the Placement of DRD (Offshore) Limited’s 78.72% Shareholding in Emperor Mines Limited, dated
September 28, 2007.
4.123
(14)
Term Sheet for the joint venture agreement entered into by Acorn Gold Proprietary Limited, DRDGOLD Limited,
Durban Roodepoort Deep Proprietary Limited, Friedshelf 850 Proprietary Limited, Geotorm Investments Limited,
Kgosi Resource Management Proprietary Limited, Minerals and Mining Reclamation Services Proprietary Limited,
Mintails SA Proprietary Limited, West Witwatersrand Gold Mines Limited, West Witwatersrand Holdings Limited,
West Wits Mining Limited, West Wits Mining SA Proprietary Limited, dated November 9, 2007.
4.124
(15)
Third Addendum to Memorandum of Agreement between AngloGold Ashanti Limited (“AGA”), Ergo Mining
Proprietary Limited (formerly called Friedshelf 849 Proprietary Limited) (“Ergo”), DRDGOLD South African
Operations Proprietary (“DRDGOLD SA”) Mintails South Africa Proprietary Limited dated November 14, 2007.
4.125
(15)
Fifth Addendum to Memorandum of Agreement between AngloGold Ashanti Limited (“AGA”), Ergo Mining
Proprietary Limited (formerly called Friedshelf 849 Proprietary Limited (“Ergo”), DRDGOLD South African
Operations Proprietary (“DRDGOLD SA”) Mintails South Africa Proprietary Limited dated May 22, 2008.
4.126
(15)
Mining User Contract between Crown Gold Recoveries Proprietary Limited (“Crown”), East Rand Proprietary
Mines Limited (“ERPM”), Elsburg Gold Mining Joint Venture (“Elsburg JV”), Ergo Mining Proprietary Limited
(“Ergo”), Ergo Uranium Proprietary Limited (“Ergo Uranium”) and Mogale Gold Proprietary Limited (“Mogale
Gold”) dated August 15, 2008
4.127
(15)
Ergo Uranium Sale Agreement of Brakpan Plants to Ergo Mining between Ergo Uranium Proprietary Limited
(“Ergo Uranium”) and Ergo Mining Proprietary Limited (“Ergo”) dated August 15, 2008.
4.128
(15)
Ergo Mining Shareholders’ Agreement between Crown Gold Recoveries Proprietary Limited (“Crown”) and Ergo
Uranium Proprietary Limited (“Ergo Uranium”) dated August 15, 2008.
4.129
(15)
Elsburg Gold Mining Joint Venture (“Elsburg JV”) Agreement between East Rand Proprietary Mines Limited
(“ERPM”) and Mogale Gold Proprietary Limited (“Mogale Gold”) dated August 15, 2008.
4.130
(15)
Mogale Sale of Part Venture Interest in the Elsburg Gold Mining Joint Venture (“Elsburg JV”) between East Rand
Proprietary Mines Limited (“ERPM”) and Mogale Gold Proprietary Limited (“Mogale Gold”) dated September 29,
2008.
4.131
(16)
Heads of Agreement entered into by Mintails Limited, Mogale Gold Proprietary Limited (“Mogale Gold”), Ergo
Mining Proprietary Limited (“Ergo Joint Venture”), DRDGOLD Limited (“DRDGOLD”) and East Rand
Proprietary Mines Limited (“ERPM”), dated December 8, 2008.
4.132
(16)
Loan Facility entered into by Mintails South Africa Proprietary Limited (“Borrower”), DRDGOLD Limited
(“Lender”), Mintails Limited (“Borrower’s Guarantor”), Mogale Gold Proprietary Limited (Mogale Gold”) Ergo
Uranium Proprietary Limited (“Ergo Uranium”) dated December 8, 2008.
4.133
(16)
Subscription and shareholders’ Agreement entered into by Mintails SA Proprietary Limited (“Mintails SA”),
Witfontein Mining Proprietary Limited (“Witfontein”) and Argonaut Financial Services Proprietary Limited
(“Argonaut”) dated December 9, 2008.
4.134
(16)
4.135
(17)
4.136
(17)
4.137
(17)
Facility Agreement between Investec Bank limited (“the Lender”) and DRDGOLD Limited (“the Borrower”) dated
March 31, 2009.
Final Heads of Agreement between Chizim Investments (Pvt) Limited (“Chizim”) and DRDGOLD Limited
(“DRDGOLD”) dated December 9, 2009.
Memorandum of Agreement between Ergo Uranium Proprietary Limited (“Ergo Uranium”) and East Rand
Proprietary Mines Limited (“ERPM”) dated January 21, 2010.
Heads of Agreement between East Rand Proprietary Mines Limited (“ERPM”) and Aurora Empowerment System
Proprietary Limited (“Aurora”) dated January 22, 2010.
4.138
(17)
Domestic Medium Term Note Programme (“Programme”) entered into by DRDGOLD South African Operations
Proprietary Limited (“Issuer”) and DRDGOLD Limited (“guarantor’) dated September 30 2010.
4.139
(19)
Domestic Medium Term Note ) and High Yield Programme (“DMTN Programme”) Agreement entered into by
DRDGOLD Limited (“Issuer”) Crown Gold Recoveries Proprietary Limited (“Crown Gold”), East Rand
Proprietary Mines Limited (“ERPM”), Ergo Mining Operations Proprietary Limited (“EMO”) )and ABSA Bank
Limited (“ABSA”) ) dated June 30, 2012.
4.140
(19)
Sale of Shares and Claims Agreement entered into by Village Main Reef Limited (“Village”), DRDGOLD Limited
(“DRDGOLD”) (“Seller”), Business Venture Investments No 1557 Proprietary Limited (“Purchaser”) and
Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) dated February 11, 2012.
4.141
(19)
Sale of Interest Agreement between DRDGOLD Limited (“DRDGOLD”) and Ergo Mining Proprietary Limited
(“Ergo”) dated June 29, 2012.
8.1
(19)
List of Subsidiaries.

12.1
(19)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2
(19)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
(19)
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2
(19)
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1
(10)
Crown Gold Recoveries Proprietary Limited Consolidated Financial Statements for the years ended June 30, 2004 and
2003.
15.2
(11)
Crown Gold Recoveries Proprietary Limited Consolidated Financial Statements for the years ended June 30, 2005,
2004 and 2003.
15.3
(13)
Crown Gold Recoveries Proprietary Limited Unaudited Consolidated Financial Statements for the period ended
December 1, 2005 and the years ended June 30, 2005 and 2004.
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
(18)
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2011.
(19)
Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DRDGOLD LIMITED
By:     /s/ D.J. Pretorius
D.J. Pretorius
Chief Executive Officer
By:     /s/ C.C. Barnes
C.C. Barnes
Chief Financial Officer
Date: October 26, 2012