Form 20-F
DRDGOLD LTD
filed 2013-10-25
CIK 1023512

As filed with the Securities and Exchange Commission on October 25, 2013
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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
For the fiscal year ended June 30, 2013
Commission file number 0-28800
DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)
REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)
50 Constantia Boulevard, Constantia Kloof Ext 28, Roodepoort, 1709, South Africa
(Address of principal executive offices)
Craig Barnes, Chief Financial Officer, Tel. no. +27 11 470 2600, Email craig.barnes@drdgold.com
50 Constantia Boulevard, Constantia Kloof Ext 28, Roodepoort, 1709, South Africa
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
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
As of June 30, 2013 the Registrant had outstanding 385,383,767 ordinary shares, of no par value.
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
1709, South Africa; Telephone: +27 11 470 2600

TABLE OF CONTENTS
Page
PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS .................................................................
4
ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE ...............................................................................................     4
ITEM 3.
KEY INFORMATION .................................................................................................................................................     4
3A.
Selected Financial Data ................................................................................................................................................     4
3B.
Capitalization And Indebtedness ..................................................................................................................................      6
3C.
Reasons For The Offer And Use Of Proceeds ..............................................................................................................      6
3D.
Risk
Factors
................................................................................................................................................................      6
ITEM 4.
INFORMATION ON THE COMPANY ......................................................................................................................    18
4A.
History And Development Of The Company .............................................................................................................
18
4B.
Business
Overview
......................................................................................................................................................    20
4C.
Organizational
Structure
.............................................................................................................................................     29
4D.
Property, Plant And Equipment .................................................................................................................................
29
ITEM 4A.
UNRESOLVED STAFF COMMENTS .........................................................................................................................     44
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS ..................................................................................     45
5A.
Operating Results ........................................................................................................................................................
46
5B.
Liquidity
And
Capital
Resources
................................................................................................................................     66
5C.
Research And Development, Patents And Licenses, Etc .............................................................................................     68
5D.
Trend
Information
......................................................................................................................................................
68
5E.
Off-Balance Sheet Arrangements ................................................................................................................................     68
5F.
Tabular Disclosure Of Contractual Obligations ............................................................................................................     69
5G.
Safe
Harbor ................................................................................................................................................................
69
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ...................................................................................     69
6A.
Directors And Senior Management .............................................................................................................................     69
6B.
Compensation ............................................................................................................................................................
71
6C.
Board
Practices
...........................................................................................................................................................     73
6D.
Employees
..................................................................................................................................................................     77
6E.      Share Ownership
.........................................................................................................................................................
79
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ...................................................................
81
7A.
Major
Shareholders
....................................................................................................................................................     81
7B.
Related
Party
Transactions
.........................................................................................................................................     83
7C.
Interests Of Experts And Counsel ................................................................................................................................    84
ITEM 8.
FINANCIAL INFORMATION ....................................................................................................................................    84
8A.
Consolidated Statements And Other Financial Information .........................................................................................    84
8B.
Significant
Changes
....................................................................................................................................................    84
ITEM 9.
THE OFFER AND LISTING .......................................................................................................................................    84
9A.
Offer And Listing Details ............................................................................................................................................    84
9B.
Plan
Of
Distribution
....................................................................................................................................................    86
9C.
Markets
.......................................................................................................................................................................    86
9D.
Selling
Shareholders
...................................................................................................................................................    86
9E.       Dilution
.......................................................................................................................................................................    86
9F.
Expenses Of The Issue ................................................................................................................................................
86
ITEM 10.
ADDITIONAL INFORMATION ................................................................................................................................    86
10A.
Share
Capital
..............................................................................................................................................................    86
10B.
Memorandum of Incorporation ..................................................................................................................................
86
10C.
Material
Contracts
......................................................................................................................................................     89
10D.
Exchange
Controls
.....................................................................................................................................................     90
10E.
Taxation
.....................................................................................................................................................................
92
10F.
Dividends And Paying Agents .....................................................................................................................................     96
10G.
Statement By Experts ................................................................................................................................................      96
10H.
Documents
On
Display
..............................................................................................................................................      96
10I.
Subsidiary
Information
..............................................................................................................................................      96
ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK .................................................
97
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ................................................................
98
12A.
Debt Securities ...........................................................................................................................................................      98
12B.
Warrants and Rights ..................................................................................................................................................      98
12C.
Other Securities ..........................................................................................................................................................     98
12D
American Depositary Shares ......................................................................................................................................      98

TABLE OF CONTENTS
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ............................................................................
99
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS .
99
ITEM 15.
CONTROLS AND PROCEDURES .............................................................................................................................     99
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT .........................................................................................................    100
ITEM 16B.
CODE OF ETHICS ....................................................................................................................................................    100
ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES ...............................................................................................    100
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES ................................................
101
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS ..............................
101
ITEM 16F
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT .................................................................................    101
ITEM 16G.
CORPORATE GOVERNANCE .................................................................................................................................     101
ITEM 16H.
MINE SAFETY DISCLOSURES ...............................................................................................................................     101
PART III
ITEM 17.
FINANCIAL STATEMENTS ..................................................................................................................................      102
ITEM 18.
FINANCIAL STATEMENTS ..................................................................................................................................
F-pages
ITEM 19.
EXHIBITS ..............................................................................................................................................................       103

Preparation of Financial Information
We are a South African company and currently all of our operations, as measured in production ounces, are located there.
Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as approved by the
International Accounting Standards Board (IASB) for the financial years ended June 30, 2011, 2012 and 2013. All references to
“dollars” or “$” herein are to United States Dollars, references to “rand” or “R” are to South African Rands.
Our consolidated financial statements included in this Annual Report on Form 20-F are prepared in accordance with
IFRS as issued by the IASB. All financial information, except as otherwise noted, are stated in accordance with IFRS as issued by the IASB.
We present our financial information in rand, which is our presentation currency. Solely for your convenience, this
Annual Report on Form 20-F contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R10.0623 per $1.00, which was the noon buying rate in New York City on September 30, 2013.
In this Annual Report on Form 20-F, we present certain non-IFRS financial measures such as the financial items “cash operating costs per kilogram”, “all-in sustaining costs per kilogram” and “all-in costs per kilogram” which have been determined using industry guidelines promulgated by the World Gold Council and “capital expenditure (cash)”, which we use to determine costs associated with producing gold, cash generating capacities of the mines and to monitor performance of our mining operations. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, profit/(loss) attributable to equity owners of the parent, profit/(loss) before taxation and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council has provided definitions for the calculation of cash operating costs, the calculation of cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Terms and
Explanations” and Item 5A.: “Operating Results - Cash operating costs, all-in sustaining costs and all-in costs per kilogram-
Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram and capital expenditure (cash).”
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
· our anticipated commitments;
· our ability to fund our operations in the next 12 months; and
· estimated production costs, cash operating costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce.
Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:
· adverse changes or uncertainties in general economic conditions in South Africa;
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
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.
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
1 kilometer 0.62150 miles 1 mile 1.609 kilometres
1 meter 3.28084 feet 1 foot 0.3048 metres
1 liter 0.26420 gallons 1 gallon 3.785 liters
1 hectare 2.47097 acres 1 acre 0.4047 hectares
1 centimeter 0.39370 inches 1 inch 2.54 centimetres
1 gram/tonne 0.0292 ounces/ton 1 ounce/ton 34.28 grams/tonnes
0 degree Celsius 32 degrees Fahrenheit 0 degrees Fahrenheit - 18 degrees Celsius
Glossary of Terms and Explanations
All-in sustaining costs per
kilogram ................................
All-in sustaining costs is a measure on which guidance were provided by the World Gold Council and include cash operating costs of production plus, on-site general and administrative costs, royalties and production taxes, sustaining capital, sustaining exploration, the accretion of rehabilitation costs, but excludes depreciation, retrenchment costs, finance costs, depletion and amortization, reclamation and closure costs. All-in sustaining costs per kilogram are calculated by dividing all-in sustaining costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
All-in costs per kilogram ....... All-in costs is a measure on which guidance were provided by the World Gold Council and include total operating costs, plus all-in sustaining costs, non-sustaining capital costs relating to projects, retrenchment costs, capital recoupment relating to non-sustaining capital, ongoing rehabilitation expenditure, and non-operating costs, but exclude taxation, minority interest, finance costs, profit or loss from associates and the cumulative effect of accounting adjustments. All-in costs per kilogram are calculated by dividing all-in costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Assaying ................................ The chemical testing process of rock samples to determine mineral content.
$/oz ....................................... US dollar per ounce
Care and maintenance ............. Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.
Cash operating costs per
kilogram .................................
Cash operating costs are operating costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash operating costs per kilogram are calculated by dividing cash operating costs by kilograms of gold produced. Cash operating costs per kilogram have been calculated on a consistent basis for all periods presented. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Conglomerate ......................... A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-off grade .......................... The minimum in-situ grade of ore blocks for which the cash operating costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
Depletion ............................... The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Deposition ............................. Deposition is the geological process by which material is added to a landform or land mass. Fluids such as wind and water, as well as sediment flowing via gravity, transport previously eroded sediment, which, at the loss of enough kinetic energy in the fluid, is deposited, building up layers of sediment. Deposition occurs when the forces responsible for sediment transportation are no longer sufficient to overcome the forces of particle weight and friction, creating a resistance to motion.

Dilution .................................. Broken rock entering the ore flow at zero or minimal grade and therefore diluting the gold content per ton.
Doré ....................................... Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.
Grade ..................................... The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per ton of ore.
g/t .......................................... Grams per ton.
Horizon ................................. A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
Life of mine ........................... Projected life of a mining operation based on the Proven and Probable Ore Reserves.
Metallurgical plant ................. A processing plant (mill) erected to treat ore and extract the contained gold.
Mine call factor ..................... This is the gold content recovered expressed as a percentage of the gold content called.
Mill ........................................ Material passed through the metallurgical plant for processing.
Mt .......................................... Million tons.
Opening up ............................. The potential that previously abandoned shafts and mining or developed areas, have to be reopened and mined.
Ore ......................................... A mixture of valuable and worthless minerals from which the extraction of at least one mineral is technically and economically viable.
Ore Reserves ........................... Attributable total ore reserves of subsidiaries.
Pay-limit ................................ The minimum in-situ grade of ore blocks for which cash operating costs, including all overhead costs, are equal to a projected gold price per ounce.
Proven Ore Reserves ............... Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and
(b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of Ore Reserves are well-established.
Probable Ore Reserves ............ Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for
Proven Ore Reserves, is high enough to assume continuity between points of observation.
oz/t ........................................ Ounces per ton.
Reef ....................................... A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining ................................. The final purification process of a metal or mineral.
Rehabilitation ......................... The process of restoring mined land to a condition approximating its original state.
Reserves ................................. That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sedimentary ........................... Formed by the deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Shaft ...................................... An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials, ore and waste. A shaft generally has more than one compartment.
Slimes .................................... The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sloughing ............................... The localized failure of part of the slimes dam wall caused by a buildup of water within the dam.
Stope ..................................... Underground production working area on the Ore Horizon.
Stoping .................................. The removal of the wanted ore from an underground mine leaving behind an open space known as a stope. Stoping is used when the country rock is sufficiently strong not to cave into the stope, although in most cases artificial support is also provided.
t’000 ...................................... Tons in thousands.
Tailings .................................. Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam .......................... A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage/Tonne ..................... Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Tpm ....................................... Tonne per month.
Waste rock ............................. Non-auriferous rock.
Yield ...................................... The amount of recovered gold from production generally expressed in ounces or grams per tonne of ore.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL DATA
The following selected consolidated financial data as at June 30, 2013, 2012 and 2011 and for the years ended June 30,
2013, 2012 and 2011 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by
KPMG Inc. The selected consolidated financial data as at June 30, 2010 and 2009, and for the years ended June 30, 2010 and 2009 is derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5.:
“Operating and Financial Review and Prospects” and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)
Year ended June 30,
2013
1
2013
2012²
2011²                2010²
2009
2
$’000
R’000
R’000
R’000              R’000
R’000
Profit or loss Data
Revenue ........................................................... 206,364 2,076,496 3,004,264 2,565,319
1,990,522
1,910,738
Results from operating activities ..................... 12,030 121,048 379,765 (413,971) 35,485 (82,008)
Results from operating activities from
continuing operations.................................... 12,030 121,048 252,204 112,634 61,270 (218,195)
Profit/(loss) for the year attributable to
equity owners of the parent .......................... 5,883 59,194 308,675 (287,915) 207,815 129,124
Profit for the year attributable to equity
owners of the parent from continuing
operations ....................................................
5,883 59,194 217,301 67,070 186,553 58,222
Per Share Data
Basic earnings/(loss) per share (cents) ........... 2 16 80 (75) 55 34
Basic earnings per share - continuing
operations (cents) ...................................... 2 16 57 17 49 15
Diluted earnings/(loss) per share (cents) ........ 2 16 80 (75) 55 34
Diluted earnings per share - continuing
operations (cents) ...................................... 2 16 56 17
49
15
Dividends proposed per share (ZAR cents) ... 28.0 10.0 7.5 5.0 5.0
Dividends proposed per ADS (USD cents) .... 28.2 12.1 9.5 7.3 6.7
Average exchange rate (USD1:ZAR) ............ 8.8328 7.7523 6.9865 7.6117 9.0484
Number of shares issued as at June 30 ...........       385,383,767
385,383,767 385,383,767 384,884,379 384,884,379 378,001,303
Statement of financial position data
Total assets .................................................. 265,461 2,671,145 2,492,289 2,288,661 2,580,292 2,625,772
Equity (Net assets) ....................................... 163,806 1,648,269 1,633,921 1,219,166 1,649,961 1,583,979
Ordinary share capital ................................... 406,397³ 4,089,287³ 4,089,117³ 4,132,604 4,133,318 4,104,480
Month
2013
2013
2013
2013                 2013
2013
September
August
July
June                 May
April
Exchange Rate Data
Average (USD1:ZAR) .................................... 9.9866 10.0398 9.9170 10.0140 9.2808 9.1079
High (USD1:ZAR) ......................................... 10.2859 10.3821 10.1992 10.2246 9.8922 9.2379
Low (USD1:ZAR) .......................................... 9.6194 9.7943 9.7053 9.7887 8.9045 8.8988
1
Translations into Dollars in this table are for convenience only and are computed at the noon buying rate in New York City at September 30,
2013 of R10.0623 per $1.00. You should not view such translations as a representation that such amounts represent actual Dollar amounts.
² Comparatives have been restated for the reclassification of Blyvooruitzicht Gold Mining Company Limited (Blyvoor) as a discontinued
operation (disposed June 1, 2012).
³ Ordinary share capital is stated after the deduction of R44.4 million (2012: R44.8 million) share capital relating to treasury shares held within the Group.

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
As the majority of our production costs are in rands, while gold is generally sold in dollars, our results of operation and financial condition have been and could be materially harmed in the future by an appreciation in the value of the rand. Due to the marginal nature of our operations any sustained decline in the market price of gold, would adversely affect us, and any decline in the price of gold below the cost of production could result in the closure of some or all of our operations which would result in significant costs and expenditure, for example, incurring retrenchment costs earlier than expected. Accordingly, any sustained decline in the price of gold would negatively and adversely affect our business, operating results and financial condition.
We do not enter into forward contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements of the rand. We sell our gold and trade our foreign currency at the spot price in the market on the date of trade. If the dollar gold price should fall and/or the rand should strengthen against the dollar, this would adversely affect us and we may experience losses, and if these changes result in revenue below our cost of production and remain at such levels for any sustained period, we may be forced to curtail or suspend some or all of our operations. We might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.
Exchange rates are influenced by global economic trends. In fiscal 2013 and 2012, the rand weakened against the dollar by
19.3% and 21.1% respectively, however in fiscal 2011, the rand strengthened against the dollar by 10.8% (based on exchange rates at
June 30 of each year). From December 2001, when the exchange rate reached R13.44 = $1.00, the rand has appreciated by 26.6%
against the dollar to R9.8675= $1.00 at June 30, 2013 (based on closing rates). At September 30, 2013 the rand traded at R10.0623 =
$1.00, a 2.0% weakening relative to the Dollar from June 30, 2013.
A decrease in the dollar gold price and a strengthening of the foreign exchange rate of the rand against the dollar could result in a decrease in our profitability. In fiscal 2013, 2012 and 2011 all of our production was from South Africa providing significant exposure to the strengthening of the rand and a decrease in profitability. If the rand were to appreciate against the dollar for a continued time, our operations could experience a reduction in cash flow and profitability and this would adversely affect our business, operating results and financial condition.
Inflation may have a material adverse effect on our results of operations.
South Africa has experienced high rates of inflation in the past. Higher inflation in South Africa may result in an increase in our future operational costs in rand, unless such inflation is accompanied by a concurrent devaluation of the rand against the dollar or an increase in the dollar price of gold. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition, and could result in operations being discontinued or reduced or rationalized.

We have incurred losses in the past and may incur losses in the future.
We achieved a net profit of R100.1 million for fiscal 2013, achieved a net profit of R377.0 million for fiscal 2012, as compared to a net loss of R415.4 million for fiscal 2011. The profit in fiscal 2013 was largely due to a 9% increase in the average rand gold price received amounting to R458,084 per kilogram and an 8% increase in gold produced from continuing operations, which was partly offset by an impairment of R238.0 million relating to R110.2 million against property, plant and equipment, R101.3 million against available-for-sale financial assets and R25.6 million against investments. The profit in fiscal 2012 was largely due to a
36% increase in the average rand gold price received amounting to R418,538 per kilogram. The loss in fiscal 2011 was mainly as a result of an impairment of R546.6 million ($80.0 million) against the property, plant and equipment of Blyvooruitzicht Gold Mining
Company Limited, or Blyvoor, due to the uncertainties surrounding the business rescue proceedings Blyvoor underwent at the end of fiscal 2011.
Our profits and cash flows of our operations are directly exposed to the gold price, strength of the rand and higher input costs as we do not hedge.
We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control and cannot guarantee that alternative financing would be available.
Management’s estimates on future cash flows are subject to risks and uncertainties, such as the gold price, production volumes, recovered grades and costs. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from alternative financing and we cannot guarantee that any such financing would be permitted under the terms of our existing financing arrangements, or would be available on acceptable terms, or at all. In the absence of sufficient cash flows or adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or increased working capital requirements may be adversely affected.
The failure to discover or acquire new Ore Reserves could negatively affect our cash flow, results of operations and financial condition.
Our future cash flow, results of operations and financial condition are directly related to the success of our exploration and acquisition efforts in South Africa and any new regions that we identify for future growth opportunities. Our Ore Reserves for
2013 decreased by 8%, mainly due to depletion from mining activities. Our Ore Reserves for fiscal 2012 decreased by 75%, mainly due to the disposal of Blyvoor which represented 73% of our Ore Reserves on June 30, 2011. Our Ore Reserves for fiscal
2011 increased by 5% due to the higher rand gold price used in the Ore Reserve calculation. Any new or ongoing exploration programs may not result in new mineral producing operations that will sustain or increase our Ore Reserves. A failure to discover or acquire new Ore Reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results of operations and financial condition. In addition, if we are unable to identify Ore Reserves that have reasonable prospects for economic extraction while maintaining sufficient controls on production and other costs, this will have a material influence on the future viability of our operations.
We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness because of inherent limitations.
We have evaluated our internal controls over financial reporting for the current fiscal period so that management can attest to the effectiveness of these controls, as required by Section 404 of the United States Sarbanes-Oxley Act of 2002. Management has
determined that these controls were effective for the 2013, 2012 and 2011 fiscal years respectively and did not identify any material weaknesses within our internal controls surrounding the financial reporting process. These internal controls over financial reporting may not be sufficient to prevent significant deficiencies or material weaknesses in the future, and we may also identify other conditions that could result in significant deficiencies or material weaknesses. In this event, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls. For a detailed discussion of controls and procedures, see Item 15.: “Controls and Procedures.”
Single point of failure due to one operating segment
With the disposal of Blyvoor on June 1, 2012, we currently have only one operating segment, namely Ergo. The various processing plants, pump stations and deposition site of this business are linked through pipeline infrastructure. The Brakpan plant is now our major processing plant and we have one deposition site. The pipeline infrastructure relating to the Brakpan plant and
Brakpan tailings facility are exposed to numerous risks, including operational down time due to unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production each of which could have a material adverse effect on our business, operating results and financial condition.

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
· gold theft;
· environmental factors; and
· pollution.
The majority of our production costs consist of reagents, labor, steel, electricity, water, fuels, lubricants and other oil and petroleum based products. The production costs incurred at our operations have in the past, and could in the future, increase at rates in excess of our annual expected inflation rate and result in the restructuring of these operations at substantial cost. The majority of our
South African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. Ergo and ERPM signed a two year wage settlement agreement with effect from July 1, 2013, with the National Union of Mineworkers, or NUM and United Association of South Africa, or UASA, on October 9, 2013, which provides for average annual compensation increases in year one of 10% for categories 4 – 5, 9% for categories 6 – 7 and 8% for categories 8 – 15; and in year two 8% for categories 4 – 5 and 7.5% for categories 6 – 15. In addition, in the past, we have been impacted by large price increases imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. Increases in steel, electricity or water prices combined with the increases in labor costs, could result in our costs of production increasing above the gold price received. Discussions with steel suppliers and parastatal entities to moderate price increases have been unsuccessful in the past.
Labor unrest in South Africa during August and September 2012, resulted in some mining companies agreeing to above inflation wage increases prior to expiry of the then outstanding wage agreements. As at September 30, 2013, no such demands have been made by our employees but we cannot guarantee that no such demands will be made in the future.
In October 2013, the NUM rejected the company’s offer of 8.0% for categories 4 -5 and 7.5% for categories 6 – 15 increases for Ergo and ERPM. The NUM also rejected the 10% increases in the living out allowances for fiscal 2013 and fiscal
2014. The NUM was granted strike certificates in respect of the two operations and strike action started with the morning shift on
Tuesday, October 8, 2013. On October 9, 2013, Ergo and ERPM signed a two year wage settlement agreement with effect from
July 1, 2013, with NUM and UASA, which provides for average annual compensation increases in year one of 10% for categories
4 – 5, 9% for categories 6 – 7 and 8% for categories 8 – 15; and in year two 8% for categories 4 – 5 and 7.5% for categories 6 –
15.
The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2013 as a result of the weakening of the exchange rate although there was a general decrease in the cost of crude oil in global markets. In the event that crude oil prices increase, this could have a significant impact on our production costs.
Our initiatives to reduce costs, such as reducing our labor force, negotiating lower price increases for consumables and cost controls, may not be sufficient to offset the increases affecting our operations and could adversely affect our business, operating results and financial condition.
Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities.
Our operations are subject to increasingly extensive laws and regulations governing the protection of the environment under various state, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. Our mining and related activities impact the environment, including land, habitat, streams and environment near the mining sites. Failure to comply with environmental laws or delays in obtaining, or failures to obtain government permits and approvals may adversely impact our operations. In addition, the regulatory environment in which we operate could change in ways that could substantially increase costs to achieve compliance, therefore having a material adverse effect on our profitability.

We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations.
We have estimated our aggregate group Rehabilitation, Reclamation and Closure cost provision at R524.3 million which is included in our statement of financial position as at June 30, 2013. However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds or funds held in insurance instruments established for our operations. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.
Flooding at our abandoned underground operations may cause us to incur liabilities for environmental damage.
If the rate of rise of water is not controlled, water from our abandoned underground mining areas could potentially rise to the surface or decant into surrounding underground mining areas or natural underground water sources. Progressive flooding of these abandoned underground mining areas and surrounding underground mining areas could eventually cause the discharge of polluted water to the surface and to local water sources.
Should underground water levels not reach a natural subterranean equilibrium, and in the event that underground water rises to the surface, we may face, together with all other mining companies in those areas, claims relating to environmental damage as a result of pollution of ground water, streams and wetlands. These claims may have a material adverse effect on our business, operating results and financial condition.
Damage to tailings dams and excessive maintenance and rehabilitation costs could result in lower production and health, safety and environmental liabilities.
Our tailings facilities are exposed to numerous risks and events, the occurrence of which may result in the failure or breach of such a facility. These may include sabotage, failure by our employees to adhere to the codes of practice and natural disasters such as excessive rainfall, any of which could force us to stop or limit operations. In addition, the dams could overflow and the health and safety of our employees and communities living around these dams could be jeopardized. In the event of damage to our tailings facilities, our operations will be adversely affected and this in turn could have a material adverse effect on our business, operating results and financial condition.
Due to the nature of our business, our operations face extensive health and safety risks.
The business of gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury, to employees. Regrettably one person died in a work-related incident during fiscal 2012. The employee died after he lit a fire in a closed shelter while on duty. According to section 54 of the Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. These incidents could lead to mine operations being halted and that will increase our unit production costs, due to loss of production. This could have a material adverse effect on our business, operating results and financial condition.
Events may occur for which we are not insured which could affect our cash flows and profitability.
Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. We have insured property, including loss of profits due to business interruption in the amount of approximately R6.4 billion. Claims for each and every event are limited by the insurers to R500 million.
Business interruption is only covered from the time the loss actually occurs and is subject to time and amount deductibles that vary between categories.
Insurance coverage may not cover the extent of claims brought against us, including claims for environmental, industrial or pollution related accidents, for which coverage is not available. If we are required to meet the costs of claims which exceed our insurance coverage, this could have a material adverse effect on our business, operating results and financial condition.

If we are unable to attract and retain key personnel our business may be harmed.
The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including our Chief Executive Officer and our Chief Financial Officer who has resigned effective January 1,
2014. In addition, we compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to operate the business. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain “key man” life insurance policies on any members of our executive team. The loss of any of our key personnel, our Chief Financial Officer, could delay the execution of our business plans, which may result in decreased production, increased costs and decreased profitability.
Our flotation and fine-grind project faces the risk of a start-up project.
Our flotation and fine-grind project is designed to improve extraction efficiencies which are derived from the separation of gold contained within the sulfides of the tailings material by subjecting the treated material to a flotation circuit, further regrinding and a leach circuit. This project is forecast to be completed during the second quarter of fiscal 2014. The flotation and fine-grind project is exposed to numerous risks associated with similar start-up projects, including operational down time due to unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production which could have a material adverse effect on our business, operating results and financial condition.
Conditions precedent for completion of the Blyvoor sale have not been satisfied and if they are not satisfied or waived prior to the relevant end dates our business may be harmed.
The sale agreement entered into in connection with the disposal of Blyvoor consists of two parts, being Part A and Part B.
See Item 5A.: “Operating Results - Recent developments” for a more detailed discussion. The conditions precedent for Part A were satisfied and Part A was completed on June 1, 2012. However, the Part B conditions for the mining right conversion and Ministerial approval of the transfer of the mining rights owned by Blyvoor may be refused by the Department of Mineral Resources, or DMR, under the Mineral and Petroleum Resources Development Act of 2002, which may result in specified restitution steps taken by each party. The sale agreement provides for the possibility that mining right conversion, or Ministerial approval is not obtained. Should either circumstance occur, the sale agreement envisages a number of outcomes which are primarily determined by reference to the reasons for the failure of mining right conversion, or Ministerial approval. On July 30, 2013, Village Main Reef Limited suspended financial assistance to Blyvoor and on August 6, 2013, Blyvoor was placed into provisional liquidation. If the conditions precedent for Part B of the transaction are not satisfied, or waived by both parties and there is any resulting legal action or dispute, then such legal action or dispute could have an adverse effect on our business, operating results and financial condition.
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
Our profitability may be negatively impacted by declines in gold prices and we incur losses when revenue from gold sales drops below the cost of production for an extended period.

Current economic conditions may adversely affect the profitability of the Group’s operations.
The global economy is currently undergoing a period of prolonged recession and, despite recent signs of stabilization, the future economic environment is likely to be less favorable than that of prior years. Since September 2008, the global financial system has experienced difficult credit and liquidity conditions and disruptions resulting in major financial institutions consolidating or going out of business, tightened credit markets, reduced liquidity, and extreme volatility in fixed income, credit, currency and equity markets. These conditions may adversely affect the Group’s business. For example, tightening credit conditions may make it more difficult for the Group to obtain financing on commercially acceptable terms or make it more likely that one or more of our key suppliers may become insolvent and lead to a supply chain breakdown. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment, declining economic growth and uncertainty regarding corporate earnings. To the extent the current economic downturn worsens or the economic environment in which the Group operates does not recover, the Group could experience a material adverse effect on its business, results of operations and financial condition.
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
Many gold exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible.
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
Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our reserve estimates to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs, and in particular our labor, water, steel and electricity costs, increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the Ore Reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may increase our production costs and decrease our profitability during any given period. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact upon the total value of our mining asset base and our business, operating results and financial condition.

Gold mining is susceptible to numerous events that could have an adverse impact on a gold mining business.
The business of gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury to, employees, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims. The risks and events associated with the business of gold mining include:
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
· injuries to employees or fatalities resulting from falls from heights and accidents relating to mobile machinery or electrocution;
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
We are incorporated in South Africa and all of our operations are currently in South Africa. As a result, political and economic risks relating to South Africa could have a significant effect on our production and profitability. Large parts of the South
African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime. These problems have impeded fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, we may have difficulties attracting and retaining qualified employees.
Inflation can adversely affect us.
Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. The inflation rate in South Africa is relatively high compared to developed, industrialized countries. As of June 2013, the
Consumer Price Inflation Index, or CPI, stood at 5.5%, flat compared to 5.5% in June 2012, and up from 5.3% in June 2011. The relatively high inflation rate continued at 6.5% as at September 30, 2013. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.
Power stoppages or increases in the cost of power could negatively affect our results and financial condition.
Our mining operations are dependent on electrical power supplied by Eskom, South Africa’s state owned utility company.
As a result of a substantial increasing demand and insufficient generating capacity, South Africa has faced significant disruptions in electricity supply in the past and Eskom has warned that the country could continue to face significant disruptions in electrical power supply in the foreseeable future. The available generating capacity of electricity was constrained mainly as a result of unplanned maintenance at some of Eskom’s power stations, insufficient supply of coal to the coal fired plants and skills shortages. On January
25, 2008, Eskom announced that they could no longer guarantee the supply of electricity to the South African mining industry.
Eskom subsequently cut off power supply to the mining industry for five days in fiscal 2008 and a number of power outages followed over several months thereafter. Eskom did manage to contain electricity stoppages but the country’s current reserve capacity is insufficient and the risk of electricity stoppages is expected to continue through 2014. Apart from the five-day closure in 2008, our production has not been affected, however further power supply stoppages or power cost increases could have an adverse effect on our operating results and financial condition. Eskom have indicated that they do not have sufficient funding required for planned infrastructure development, and have imposed the following average tariff increases: from April 1, 2011 an average tariff increase of
25.8%, from April 1, 2012 an average tariff increase of 16.7% and from April 1, 2013 an average tariff increase of 8.0%. These increases have had an adverse affect on our production costs and could have a material adverse effect on our business, operating results and financial condition.
AIDS poses risks to us in terms of productivity and costs.
Acquired Immune Deficiency Syndrome, or AIDS, and tuberculosis which is closely associated with the onset of the disease and is exacerbated in the presence of HIV/AIDS, represents a very serious health care challenge in the mining industry. Human
Immunodeficiency Virus, or HIV, is the virus that causes AIDS and South Africa has one of the highest HIV infection rates in the world. It is estimated that approximately 30% - 35% of the mining industry workforce in South Africa are HIV positive. The exact extent to which our mining workforce within South Africa is infected with HIV/AIDS is unknown at this stage. The existence of the disease poses a risk to us in terms of the potential reduction in productivity and increase in health and safety costs due to the
Company’s social responsibility programs.
The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect on the results of our operations and our financial condition.
The primary area of focus in respect of occupational health within our operations is occupational lung diseases (OLD) and tuberculosis (TB). We provide occupational health services to our employees and continue to improve preventive occupational hygiene initiatives. The costs associated with providing such occupational health services could increase significantly.
As a result of the South African Constitutional Court decision permitting individuals employed as miners with occupational lung diseases to sue their current or former employers for damages outside the statutory compensation scheme, we could be subject to claims against us from previous or current employees, including a potential class action or similar group claim. In January 2013,
DRDGOLD, ERPM and 23 other mining companies were served with a court application for a class action issued in the South
Gauteng High Court by alleged former mineworkers and dependents of deceased mineworkers. In the pending application, the applicants allege that DRDGOLD, ERPM and other mining companies conducted underground mining operations in such a negligent manner that resulted in the former mineworkers contracting silicosis. We will assess all such claims, if and when filed, on their merits. Liability associated with such claims and expenses of dealing with them could have a material adverse effect on our business, operating results and financial condition.
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
Possible scarcity of water may negatively affect our operations.
National studies conducted by the Water Research Commission, released during September 2009, found that water resources were 4% lower than estimated in 1995 which may lead to the revision of water usage strategies by several sectors in the South
African economy, including electricity generation and municipalities. This may result in rationing or increased water costs in the future. Such changes would adversely impact our surface retreatment operations, which use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities. In addition, as our gold plants and piping infrastructure were designed to carry certain minimum throughputs, any reductions in the volumes of available water may require us to adjust production at these operations. We are currently considering a project which envisages the pumping of underground water at ERPM and effluent water for use by our surface retreatment operations which is intended to reduce water consumption, but this may not be successful.

Government Regulation
Government policies in South Africa may adversely impact our operations and profits.
The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government’s administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals, and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments. The formulation or implementation of government policies may be unpredictable on certain issues, including changes in laws relating to mineral rights, ownership of mining assets and the rights to prospect and mine, additional taxes on the mining industry and in extreme cases, nationalization. A change in regulatory or government policies could adversely affect our business.

               New order rights obtained under the Mineral and Petroleum Resources Development Act, 2002 may not be equivalent to our old mining rights.

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

               The implementation of the MPRD Act has resulted in significant adjustments to our property ownership structure. We have lodged applications to convert all of our old order rights, however, to the extent that we are unable to convert some of our old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, this will result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations. To the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the DMR, and if enforceable, the level of compensation we will receive, if any. As at September 30, 2013, a substantial portion of our old order mining rights have been converted into new order rights under the terms of the MPRD Act but await registration at the Mineral and Petroleum Titles Registration Office of the DMR.

               Mining royalties and other taxation reform could have an adverse affect on the business, operating results and financial condition of our operations.

               The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African Government Gazette on November 24, 2008. The Mineral and Petroleum Resources Royalty Act
(Administration), No.29 of 2008, published on November 26, 2008, became effective from March 1, 2010. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the taxed entity. The royalty is payable on old unconverted mining rights and new converted mining rights. Based on a legal opinion the Company obtained, mine dumps created before the enactment of the MPRD Act fall outside the ambit of this royalty and consequently the Company does not pay any royalty on any dumps created prior to the MPRD Act. Introduction of further revenue based royalties or any adverse future tax reforms would have an adverse effect on the business, operating results and financial condition of our operations.

               Ring-fencing of unredeemed capital expenditure for South African mining tax purposes could have an adverse affect on the business, operating results and financial condition of our operations.

               The Income Tax Act No 58 of 1962, or the ITA, contains certain ring-fencing provisions in section 36 specifically relating different mines regarding the deduction of certain capital expenditure and the carry over thereof to subsequent years. After the restructuring of the surface operations, effective July 1, 2012, Ergo is treated as one taxpaying operation pursuant to the relevant ring-
fencing legislation. In the event that we are unsuccessful in confirming our position or should the South African Receiver of Revenue have a different interpretation of section 36 of the ITA, it could have an adverse effect on the business, operating results and financial condition of our operations.

               The implementation of carbon or other climate change related to taxes might have a direct or indirect negative cost impact on our operations.

               Climate change is a global problem that requires both a concentrated international response and national efforts to reduce greenhouse gas, or GHG, emissions. The United Nations Framework Convention on Climate Change is the main global response to climate change. The associated Kyoto Protocol is an international agreement that classifies countries by their level of industrialization and commits certain countries to GHG emission reduction targets. Although South Africa is not one of these countries identified, it ranked among the top 20 countries measured by absolute carbon dioxide emissions. During the 2009 Copenhagen climate change negotiations, South Africa voluntarily announced that it would act to reduce domestic GHG emissions by 34% by 2020 and 42% by
2025, subject to the availability of adequate financial, technological and other support. The two main economic policy instruments available for setting a price on carbon and curbing GHG emissions are carbon taxation and emissions trading schemes. In a discussion paper on carbon taxation by the National Treasury of the South African Government released in June 2013 different methods of carbon taxation were discussed. The implementation of these carbon taxes have been postponed until the 2014 national budget proposal. Should these taxes be implemented, they might have a direct or indirect negative cost impact on our operations which could have an adverse effect on the business, operating results and financial condition.

                Failure to comply with the requirements of the Broad Based Socio-Economic Empowerment Charter could have an adverse affect on our business, operating results and financial condition of our operations.

               The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter
(effective from May 1, 2004), established certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa. The goals set by the Mining Charter include that each mining company must achieve 15% ownership by historically disadvantaged South Africans, or HDSA, of its South African mining assets within five years and 26% ownership within ten years, in each case, from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at market value.

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

                When considering applications for the conversion of existing rights, the relevant regulator will take a “scorecard”
approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Mining Charter.
Failure on our part to comply with the requirements of the Mining Charter and the “scorecard” could subject us to negative consequences. There is also no guarantee that any steps we might take to comply with the Mining Charter would ensure that we could successfully acquire new order mining rights in place of our existing rights. In addition, the terms of such new order rights may not be as favorable to us as the terms applicable to our existing rights. In addition, we may incur expenses in giving additional effect to the Mining Charter and the “scorecard”, including costs which we may incur including the risk of losing our mining rights if we do not comply with the requirements stipulated in facilitating the financing of initiatives towards ownership by historically disadvantaged persons. Any of the foregoing could have an adverse affect on our business, operating results and financial condition.

                Land claims relating to our properties could have a material adverse affect on our rights to such companies and prevent us from exploiting our Ore Reserves located there.

               Our privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of
Land Rights Act, 1994 (as amended), or Land Rights Act. Under the Land Rights Act, any person who was dispossessed of rights to land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. We have not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which we are notified in the future could have a material adverse effect on our right to the properties to which the claims relate and prevent us from using that land and exploiting any Ore Reserves located there, which could have an adverse affect on our business, operating results and financial condition.

                                                                                                                                                                                                                       15

The implementation of carbon or other climate change related to taxes might have a direct or indirect negative cost impact on our operations.
restructuring of the surface operations, effective July 1, 2012, Ergo is treated as one taxpaying operation pursuant to the relevant ring-
fencing legislation. In the event that we are unsuccessful in confirming our position or should the South African Receiver of Revenue have a different interpretation of section 36 of the ITA, it could have an adverse effect on the business, operating results and financial condition of our operations.
Climate change is a global problem that requires both a concentrated international response and national efforts to reduce greenhouse gas, or GHG, emissions. The United Nations Framework Convention on Climate Change is the main global response to climate change. The associated Kyoto Protocol is an international agreement that classifies countries by their level of industrialization and commits certain countries to GHG emission reduction targets. Although South Africa is not one of these countries identified, it ranked among the top 20 countries measured by absolute carbon dioxide emissions. During the 2009 Copenhagen climate change negotiations, South Africa voluntarily announced that it would act to reduce domestic GHG emissions by 34% by 2020 and 42% by
2025, subject to the availability of adequate financial, technological and other support. The two main economic policy instruments available for setting a price on carbon and curbing GHG emissions are carbon taxation and emissions trading schemes. In a discussion paper on carbon taxation by the National Treasury of the South African Government released in June 2013 different methods of carbon taxation were discussed. The implementation of these carbon taxes have been postponed until the 2014 national budget proposal. Should these taxes be implemented, they might have a direct or indirect negative cost impact on our operations which could have an adverse effect on the business, operating results and financial condition.
Failure to comply with the requirements of the Broad Based Socio-Economic Empowerment Charter could have an adverse affect on our business, operating results and financial condition of our operations.
The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter
(effective from May 1, 2004), established certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa. The goals set by the Mining Charter include that each mining company must achieve 15% ownership by historically disadvantaged South Africans, or HDSA, of its South African mining assets within five years and 26% ownership within ten years, in each case, from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at market value.
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
When considering applications for the conversion of existing rights, the relevant regulator will take a “scorecard”
approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Mining Charter.
Failure on our part to comply with the requirements of the Mining Charter and the “scorecard” could subject us to negative consequences. There is also no guarantee that any steps we might take to comply with the Mining Charter would ensure that we could successfully acquire new order mining rights in place of our existing rights. In addition, the terms of such new order rights may not be as favorable to us as the terms applicable to our existing rights. In addition, we may incur expenses in giving additional effect to the Mining Charter and the “scorecard”, including costs which we may incur including the risk of losing our mining rights if we do not comply with the requirements stipulated in facilitating the financing of initiatives towards ownership by historically disadvantaged persons. Any of the foregoing could have an adverse affect on our business, operating results and financial condition.
Land claims relating to our properties could have a material adverse affect on our rights to such companies and prevent us from exploiting our Ore Reserves located there.
Our privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of
Land Rights Act, 1994 (as amended), or Land Rights Act. Under the Land Rights Act, any person who was dispossessed of rights to land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. We have not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which we are notified in the future could have a material adverse effect on our right to the properties to which the claims relate and prevent us from using that land and exploiting any Ore Reserves located there, which could have an adverse affect on our business, operating results and financial condition.

                                                                                                                                                                                                                     15

Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.
Labor costs constituted 17% of our production costs for fiscal 2013, 32% for fiscal 2012 and 35% for fiscal 2011. As of
June 30, 2013, we employed and contracted 2,752 people, of whom approximately 61% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. In addition, we are subject to strikes by workers from time to time, which result in disruptions to our mining operations.
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
We may experience labor unrest at our operations. During October and November 2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. Furthermore, during fiscal 2008, South Africa fell victim to a slew of xenophobic attacks when a series of riots started in the township of Alexandra situated in Johannesburg. This violence of locals attacking migrants from other African countries had a direct impact on our operations at ERPM. Three employees died and attendance was down at the operation for several days.
During August and September 2012, there have been a number of illegal (according to current labor legislation) strikes at several mining companies in South Africa and events related to these strikes resulted in 45 people being killed. These strikes called for above inflation wage increases and better working conditions.
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

Dividend tax, which is a withholding tax, will reduce the amount of dividends received by beneficial owners.
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
Our Company is a public limited liability company incorporated under the laws of the Republic of South Africa. The rights of holders of our ordinary shares, and therefore many of the rights of our ADS holders, are governed by our memorandum of incorporation and by South African law. These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States. In particular, South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company.
It may not be possible for you to effect service of legal process, enforce judgments of courts outside of South Africa or bring actions based on securities laws of jurisdictions other than South Africa against us or against members of our board.
Our Company, certain members of our board of directors and executive officers are residents of South Africa. In addition, our cash producing assets are located outside the United States and a major portion of the assets of members of our board of directors and executive officers are either wholly or substantially located outside the United States. As a result, it may not be possible for you to effect service of legal process, within the United States or elsewhere including in South Africa, upon most of our directors or officers, including matters arising under United States federal securities laws or applicable United States state securities laws.
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

ITEM 4. INFORMATION ON THE COMPANY
4A. HISTORY AND DEVELOPMENT OF THE COMPANY
Introduction
DRDGOLD Limited, or DRDGOLD, is a South African gold mining company engaged in surface gold tailings retreatment including exploration, extraction, processing and smelting. Our main subsidiary is Ergo Mining Operations Proprietary Limited, or
EMO, in which we hold a 74% interest. Our black economic empowerment partners are Khumo Gold SPV Proprietary Limited, or
Khumo Gold and an employee trust (known as the DRDSA Empowerment Trust), which hold 20% and 6% respectively in EMO. On
June 1, 2012, we sold our entire interest and claims against Blyvoor to Business Venture Investment No 1557 Proprietary Limited, a
wholly owned subsidiary of Village Main Reef Limited, or Village.
On July 1, 2012, all the group’s surface operations, including Crown Gold Recoveries Proprietary Limited, or Crown, all
the surface assets and liabilities of East Rand Proprietary Mines Limited, or ERPM, and ErgoGold (formerly called Elsburg Gold
Mining joint venture), were restructured into Ergo Mining Proprietary Limited, or Ergo Mining. As at June 30, 2013, EMO wholly owned and operated Crown, Ergo Mining, and ERPM. Ergo Mining, Crown, ErgoGold and ERPM’s Cason operation are collectively referred to as Ergo.
DRDGOLD is also a 49% partner in Chizim Gold (Pvt) Limited, or Chizim Gold, an early-stage gold exploration project on
Zimbabwe’s Greenstone Belt.
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
South African operations
Ergo
Ergo Mining was formed in June 2007, primarily to recover and treat – over a period of 12 years – approximately 186 million tonnes (Mt) of surface tailings contained in the Elsburg Tailings Complex for gold. As a second-phase development, in conjunction with a new pipeline linking Ergo with Crown, the Ergo plant’s second carbon-in-leach (CIL) circuit was refurbished to increase capacity from 1.2 million tonnes per month (Mtpm) to 1.8Mtpm. Ergo Mining is licensed to produce uranium and sulphuric acid, and a feasibility study to assess the potential of these by-products from the Ergo resource will be completed in fiscal 2014. On
July 1, 2012, Ergo Mining acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of
ERPM as part of the restructuring of our surface operations. Also as part of this restructuring, Ergo Mining acquired DRDGOLD's
35% interest in ErgoGold for R200 million.
Crown was acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares. Crown, which is located within the Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations. On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo Mining in exchange for shares in Ergo Mining as part of the restructuring of our surface operations.
ERPM, which consists of the original underground mine which is under care and maintenance, the Cason Dump surface retreatment operation and ERPM Extension 1 and 2 exploration tenements, was acquired on October 10, 2002. Underground mining at ERPM was halted in October 2008. On July 1, 2012, ERPM sold its surface mining assets, and its 65% interest in ErgoGold to
Ergo Mining in exchange for shares in Ergo Mining as part of the restructuring of our surface operations.

Blyvoor (discontinued operation)
We acquired Blyvoor in September, 1997, in exchange for 12,693,279 of our ordinary shares. Blyvoor is a predominantly underground operating mine located within the Witwatersrand Basin, exploiting gently to moderately dipping gold bearing quartz pebble conglomerates in addition to certain surface sources. In June 2012 we sold our entire interest in Blyvoor to Village. See Item
5A.: “Operating Results - Recent developments” for a more detailed discussion.
Zimbabwe exploration
Chizim Gold
Chizim Gold was established in December 2009 as a 50:50 joint venture with Chizim Investments (Pvt) Limited, or Chizim
Investments, to conduct feasibility studies on certain gold exploration tenements in Zimbabwe’s Greenstone Belt extending over an area of more than 21,000 hectares. On June 7, 2013 DRDGOLD reduced its holding to 49%. As underground mining is not in line with DRDGOLD’s strategy, we intend to dispose of our exploration assets in Zimbabwe.
Important Events in Our Development Generally and in the Current Year
Restructuring of the surface operations
In order to improve synergies, effect cost savings and a simpler group structure, DRDGOLD announced, on July 3, 2012, the restructuring of the group’s surface operations into Ergo Mining (effective July 1, 2012). Ergo Mining is a wholly-owned subsidiary of EMO.
On July 1, 2012, Ergo Mining acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface operations. Also as part of this restructuring, Ergo Mining acquired
DRDGOLD's 35% interest in ErgoGold for R200 million. All conditions for DRDGOLD’s disposal of its 35% direct ErgoGold interest to Ergo Mining have been met. The ERPM and Crown disposals are subject to the consent of the Minister of Mineral
Resources in terms of section 11 of the MPRD Act.
Exploration in Zimbabwe
Exploration activities through our joint venture Chizim Gold indicated underground mining potential at the various sites.
As underground mining is not in line with DRDGOLD’s strategy, we intend to dispose of our exploration assets in Zimbabwe.
DRDGOLD and TCTA agree terms on acid mine drainage
In December 2012, EMO, Ergo Mining and ERPM (collectively referred to as the Ergo Group) entered into heads of agreement with Trans-Caledon Tunnel Authority (TCTA), aimed at laying a foundation for a self-sustainable solution to acid mine drainage (AMD) in the Central Witwatersrand Basin.
Pursuant to this heads of agreement, TCTA, acting through directives issued by the Minister of Water and Environmental
Affairs and the Department of Water Affairs, is to construct pumping and treatment facilities to intercept rising acid mine drainage, or AMD, and to prevent it from reaching the so-called ‘environmental critical level’.
In terms of the heads of agreement, the Ergo Group grants TCTA:
· access to land for the construction of a water treatment plant;
· access to the South West Vertical Shaft of ERPM to construct and operate a pump station to pump AMD to surface;
· the right to construct a sludge pipeline, using servitudes owned by Ergo Group members;
· shared use of an Ergo Group residue pipeline; and
· partial use of the Ergo Group tailings dams for the deposition of up to 4.167m³ of sludge per day, emanating from the water treatment plant.
Also in terms of the heads of agreement, EMO has an option, at its election, to acquire from TCTA, for its operations, up to
30 mega litres of untreated or partially treated AMD per day, which can be used in our surface operation.
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
Underground mining
Our underground mining operations, which have now either been sold or closed down, comprised relatively mature assets and the principal mining method used was the extraction of Ore Reserves from previously mined-out areas, which required a high degree of opening up, development and retreatment of these Ore Reserves.
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
The gold market was strong but remained volatile in fiscal 2013, trading between a low of $1,192 per ounce and a high of
$1,792 per ounce. The average spot price was 4% lower than in the previous fiscal year, at $1,606 per ounce. Amid continuing global economic uncertainty, investors turned once more to gold (notably to safe-haven products such as Exchange Traded Funds) and this, together with more de-hedging activity and a slowdown in new mine supply, particularly from South Africa, saw demand exceed supply. The average gold price received by us for fiscal 2013 was R458,084 per kilogram which was 9% higher than the previous year at R418,538 per kilogram.

Looking ahead, we believe that the global economic environment, including economic uncertainty and other factors, will continue to make gold attractive to investors. The supply side shortfall is likely to continue because of circumstances including operational challenges and delays in opening new mines and the challenge, particularly to South African producers such as ourselves, of maintaining profitable production in the face of rising costs, which may affect production levels, with all of our revenues generated by our operations in South Africa.
Our total revenue by geographic market was as follows:
Year ended June 30,
2013
2012
2011
R’000
R’000
R’000
South Africa ................................................................................................ 2,076,496
3,004,264               2,565,319
2,076,496
3,004,264               2,565,319
All gold we produce is sold on our behalf by Rand Refinery Proprietary Limited, or Rand Refinery, in accordance with a refining agreement entered into in October 2001. The gold bars which we produce consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to Rand Refinery for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. Rand Refinery then usually sells the gold on the same day as delivery, for the London afternoon fixed Dollar price, with the proceeds remitted to us in rand within two days. In exchange for this service, we pay Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees.
We currently own 11% (fiscal 2012: 4%) of Rand Refinery. Mr. T.J. Gwebu, our Executive Officer Compliance, is a director of
Rand Refinery, a member of Rand Refinery's Remuneration Committee and chairman of Rand Refinery's Social and Ethics
Committee and Mr. M. Burrell, our Financial Director Ergo Mining, is an alternate director of Rand Refinery and is also a member of
Rand Refinery's Audit Committee.
Ore Reserves
The tables below set out the Proven and Probable Ore Reserves of the Group as of June 30, 2013, and 2012, in both imperial and metric units. Our Ore Reserves are comprised of our attributable Ore Reserves.
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
The Ore Reserves are inclusive of diluting materials and allow for losses that may occur when the material is mined. Ore
Reserve tons, grade and content are quoted as delivered to the gold plant. There are two types of methods available to select ore for mining. The first is pay-limit, which includes cash operating costs, including overhead costs, to calculate the pay-limit grade. The second is the cut-off grade which includes cash operating costs, excluding fixed overhead costs, to calculate the cut-off grade, resulting in a lower figure than the full pay-limit grade. The cut-off grade is based upon direct costs from the mining plan, taking into consideration production levels, production efficiencies and the expected costs. We use the pay-limit to determine which areas to mine, as an overhead inclusive amount that is indicative of the break-even position.
The pay-limit approach is based on the minimum in-situ grade of ore blocks, for which the production costs, which includes all overhead costs, including head office charges, are equal to a three-year historical average gold price per ounce for that year. This calculation also considers the previous three years’ mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only blocks above the pay-limit grade are considered for mining. The pay-limit grade is higher than the cut-off grade, because this includes overhead costs, which indicates the break-even position of the operation.

When delineating the economic limits to the ore bodies, we adhere to the following guidelines:
· The potential ore to be mined is well defined by an externally verified and approved geological model created using our mining software;
· The potential ore, which is legally allowed to be mined, is also confined by the mine's lease boundaries; and
· A full life of mine business plan (physical 5 year plan) is prepared to mine the ore from existing infrastructure.
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
2013
2012
Three-year average Business Plan      Three-year average Business Plan
Reserve gold price –$/oz 1,559 1,192 1,388 1,651
Reserve gold price –R/kg 390,973 378,158 331,792 408,381
Exchange rate –R/$ 7.80 9.87 7.44 7.69
In fiscal 2013, our attributable Ore Reserves (imperial) decreased by 8% from 1.8 million ounces at June 30, 2012, to
1.7 million ounces at June 30, 2013, primarily as a consequence of mining activity.
Based on the life of mine business plans, the life of mine for our operations at June 30, 2013, are set out in the table below.
Surface
Mine
2013
2012
Ergo
1
............................................................ 9 years 10 years
1
Ergo has been restated to include Ergo Mining, ErgoGold, Crown and ERPM’s surface retreatment operation.

Our Ore Reserves as of June 30, 2013 and 2012 are set forth in the tables below.
Ore Reserves: Imperial
At June 30, 2013
At June 30, 2012
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton)    ('000 ozs)
(mill)    (oz/ton)
('000 ozs)
(mill)
(oz/ton)     ('000 ozs)
Ergo
1
Surface
.......................................................... 123.296            0.01                1,181
37.69           0.01              495
135.23
0.01            1,281
51.21            0.01              544
Total
2
............................................................... 123.296            0.01
1,181
37.69
0.01
495
135.23         0.01
1,281
51.21
0.01
544
Ore Reserves: Metric
At June 30, 2013
At June 30, 2012
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tonnes        Grade
Gold
Content    Tonnes        Grade
Gold
Content     Tonnes        Grade
Gold
Content
Tonnes
Grade
Gold
Content
(mill)     (g/tonne)        (tonnes)     (mill)    (g/tonne)       (tonnes)      (mill)   (g/tonne)    (tonnes)
(mill)
(g/tonne)
(tonnes)
Ergo
1
Surface
.......................................................... 111.854
0.33
36.739    34.192
0.45
15.388      122.68
0.32
39.83      46.46
0.36          16.92
Total
2
............................................................... 111.854              0.33           36.739
34.192           0.45           15.388
122.68            0.32
39.83
46.46           0.36
16.92
1
Ergo’s Ore Reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Crown has been included under
Ergo for fiscal 2013 and 2012.
2
The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of tons delivered to the mill.

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to an extent to the fluctuation of the gold price. If we had used different gold prices than the three-year average prices at the time of reserve determination, as of June
30, 2013 and 2012 respectively, we would not have had significantly different reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different gold prices, our attributable Ore Reserves as of June 30, 2013 and 2012 would be as follows:
Year ended June 30, 2013
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram 390,973 378,158 340,342 415,974
Dollar gold price per ounce 1,599 1,192 1,073 1,311
Attributable ore reserves (million ounces) 1.7 1.7 1.7 1.7
Year ended June 30, 2012
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram ......................................... 331,792 408,381 367,543 449,219
Dollar gold price per ounce ............................................
1,388                     1,651                     1,486                     1,816
Attributable ore reserves (million ounces) ...................... 1.8 1.8 1.8 2.1
The approximate mining recovery factors for the 2013 ore reserves shown in the above table are as follows:
Surface
Mine
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Ergo .............................
100.0 50.6
The approximate mining recovery factors for the 2012 ore reserves shown in the above table are as follows:
Surface
Mine
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Crown ..........................
100.0 59.1
Ergo .............................
100.0 38.4
The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2013 and 2012, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.
Mine
Proven
Reserves
Probable
Reserves
Ergo ........................................................................................................................... 328 ft. by 328 ft. 328 ft. by 328 ft.
The pay-limit grades based on the three year average dollar price for gold and costs used to determine reserves as of
June 30, 2013, are as follows:
Surface
Mine
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Ergo ..............................................................................
0.30                          58.37

The pay-limit grades and costs used to determine reserves as of June 30, 2012, are as follows:
Surface
Mine
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Crown ...........................................................................
0.27 64.91
Ergo ..............................................................................
0.19 29.42
We apply the pay-limit approach to the mineralized material database of our business in order to determine the tonnage and grade available for mining.
Governmental regulations and their effects on our business
Common Law Mineral Rights and Statutory Mining Rights
Prior to the introduction of the Minerals and Petroleum Resources Development Act, or MPRD Act, in 2002, ownership in mineral rights in South Africa could be acquired through the common law or by statute. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights were required to be converted to new order rights of use within certain prescribed periods, as dealt with in more detail below.
Old Order Rights - Mining Authorizations
Schedule II of the MPRD Act allows the Minister to grant, on application, appropriate rights over the same mineral on the same land which is the subject of the old order right. By way of example, holders of unused old order rights had for a period of one year from the effective date of the MPRD Act the exclusive right to apply for an appropriate right in terms of item 8 of Schedule II.
Once an old order right is lodged for conversion at the Department of Mineral Resources (DMR), it remains in force until it is converted.
Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002
Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRD Act. In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and the social and labor plan.
These applications had to be submitted within five years after the promulgation of the MPRD Act on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRD
Act, mining rights are not perpetual, but endure for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to five years, with one further period of renewal of three years. Applications for conversion of our old order rights were submitted to the DMR within the requisite time periods. During this period, we are permitted to continue to operate under the terms and conditions of the old order rights which we hold. As at September
30, 2013, a substantial portion of our old order mining rights have been converted into new order rights under the terms of the MPRD
Act but await registration at the Mineral and Petroleum Titles Registration Office of the DMR.
Mining royalties
Effective March 1, 2010, royalties from mining activities became payable to the state under provisions contained in the
Mineral and Petroleum Resources Royalty Act, or the Royalty Act. The most significant feature of the Royalty Act is that the royalty is to be determined in accordance with a formula based system and no longer to be a predetermined specific rate for the different types of minerals. The royalty is deductible for normal income tax purposes.
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
Based on comments received, the formulae were adjusted to take into account the capital intensive nature of certain mining operations, especially Gold mining and Oil and Gas. The formulae use earnings before income tax, or EBIT, with 100 percent capital expensing.

Given that a distinction is drawn between refined and unrefined minerals, the mineral royalty percentage rates (Y%) is based on the following formulae:
· For refined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 12.5)) multiplied by 100]. This rate is capped at a maximum of 5.0% with a minimum of 0.5%.
· For unrefined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 9.0)) multiplied by 100]. This rate is capped at a maximum of 7.0% with a minimum of 0.5%.
For the purpose of calculating the royalty percentage rates a negative EBIT will be set equal to zero.
The Broad Based Socio-Economic Empowerment Charter
In order to promote broad based participation in mining revenue, the MPRD Act provides for a Mining Charter to be developed by the Minister within six months of commencement of the MPRD Act, beginning May 1, 2004. The Mining Charter was initially published in August 2004 and was subsequently amended in September 2010. Its objectives include:
· increased direct and indirect ownership of mining entities by qualifying parties as defined in the Mining Charter;
· expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
· expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities; and
· promotion of beneficiation.
The Mining Charter sets certain goals on equity participation (amount of equity participation and time frames) by historically disadvantaged South Africans of South African mining assets. It recommends that these are achieved by, among other methods, disposal of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership by May 1, 2014. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years from May 1, 2004. Compliance with these objectives is measured on the weighted average “scorecard” approach in accordance with a scorecard which was first published in or around August 2010.
The Mining Charter and the related scorecard are not legally binding and, instead, simply state a public policy. However, the DMR places significant emphasis on the compliance therewith. The Mining Charter and scorecard, have a decisive effect on administrative action taken under the MPRD Act.
In recognition of the Mining Charter’s objectives of transforming the mining industry by increasing the number of black people in the industry to reflect the country’s population demographics, to empower and enable them to meaningfully participate in and sustain the growth of the economy, thereby advancing equal opportunity and equitable income distribution, we have achieved our commitment to ownership compliance with the MPRD Act through our existing black economic empowerment structure with Khumo Gold and the DRDSA Empowerment Trust. Our black economic empowerment partners, Khumo Gold and the
DRDSA Empowerment Trust, hold 20% and 6%, respectively, in our operating subsidiary, EMO. (See Item 4A.: “History and
Development of the Company”).

Mine Health and Safety Regulation
The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in
January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. The 2009 amendments to the Act dealt with inter alia the stoppage of production and increase punitive measures including increased financial fines and legal liability of mine management. Some of the more important new provisions in the 2009 amendment bill are the insertion of a new section 50(7A) that obliges an inspector to impose a prohibition on the further functioning of a site where a person’s death, serious injury or illness to a person, or a health threatening occurrence has occurred; a new section 86A(1)
creating a new offence for any person who contravenes or fails to comply with the provisions of the Mine Health and Safety Act thereby causing a person’s death or serious injury or illness to a person. Subsection (3) further provides that (a) the “fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission”; and that (b) “the defense of ignorance or mistake by any person accused cannot be permitted”; or that (c) “the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted”; a new section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines have also been increased. Any owner convicted in terms of section 86 or 86A may be sentenced to “withdrawal or suspension of the permit” or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fine for other offences and for administrative fines have all been increased, with the highest being R1 million. The President assented to the amendment bill in April 2009. The amendment Act was proclaimed and came into law in May 2009.
Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers of the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal 2013, we contributed approximately R2.2 million under the COID Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.
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
Our environmental risks have been addressed in EMPs which have been submitted to the DMR for approval. Additionally, key environmental issues have been prioritized and are being addressed through active management input and support as well as progress measured in terms of activity schedules and timescales determined for each activity.
Our existing reporting and controls framework is consistent with the additional reporting and assessment requirements of the
MPRD Act.
Financial Provision for Rehabilitation
We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation and funds held in insurance instruments. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2013, we held a total of R86.4 million (2012: R106.3 million) in trust, the balance held in each fund being Rnil (2012: R24.3 million) for Durban Deep, R78.6 million (2012: R59.6 million) for Ergo, R7.7 million (2012: R22.4 million)
for ERPM. Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.
The financial provisions for West Wits and Durban Deep have been consolidated into a single rehabilitation trust. The West
Wits financial provision has been derecognized as at June 30, 2011, 2012 and 2013 and the Durban Deep financial provision as at
June 30, 2013, because it will be transferred along with the rehabilitation liability over the West Wits mining rights which have been disposed of.
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
Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the life of mine, the
MPRD Act assumes a fully compliant fund at any given time in the production life of a mine. The DMR appears to have taken a practical approach in dealing with this change, and has indicated that the traditional ring fencing of funds may, for investment purposes be relaxed, and that insurance instruments may also be received subject to the DMR’s consent, to make up the shortfall in available cash funds. The Company has subsequently made use of approved insurance products for a portion of its rehabilitation liabilities. As of June 30, 2013, we held a total of R90.7 million (2012: R59.3 million) in funds held in insurance instruments.
The aggregate group rehabilitation, reclamation and closure cost provision was R524.3 million at June 30, 2013, compared to R504.3 million at June 30, 2012. This has been included in the provision for environmental rehabilitation in our financial statements as at June 30, 2013.

4C. ORGANIZATIONAL STRUCTURE
The following chart shows our principal subsidiaries as of September 30, 2013. All of our subsidiaries are incorporated in
South Africa. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries. In addition, DRDGOLD holds a 49% joint venture interest in Chizim Gold which is incorporated in
Zimbabwe.
4D. PROPERTY, PLANT AND EQUIPMENT
DRDGOLD OPERATIONS
SEPTEMBER 30, 2013

Description of Significant Subsidiaries, Properties and Mining Operations
Witwatersrand Basin Geology
Ergo, consists of the ErgoGold, Crown and ERPM’s Cason operations, located on surface close to the Witwatersrand Basin.
Crown exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. ERPM, halted its underground mining operation in October 2008. Ergo is a surface retreatment operation which is currently processing slime tailings from the Elsburg tailings facility, which were historically deposited by ERPM’s underground mining operation.
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
Blyvoor, which was sold on June 1, 2012, was predominantly an underground operating mine located within the
Witwatersrand Basin, exploiting gold bearing reefs in addition to certain surface sources.
Ergo
Overview
We own 74% of EMO, which in turn owns 100% of Ergo. Ergo is a surface tailings retreatment operation consisting of the Ergo Mining, Crown, ERPM’s Cason operation and ErgoGold business units which are collectively referred to as Ergo.
ERPM’s Cason Dump surface tailings retreatment operation is expected to continue to operate until 2014 under the management of Ergo based on the current rate of retreatment of approximately 186,000 tpm. Ergo undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central and east Johannesburg. In order to improve synergies, effect cost savings and a simpler group structure, DRDGOLD restructured the group’s surface operations (Crown, ErgoGold and surface assets of ERPM) into Ergo Mining with effect from July 1, 2012.
At June 30, 2013, Ergo had 2,659 employees, including specialized service providers such as Frase Alexander Tailings.
Properties
Ergo's operations are located approximately 43 miles (70 kilometers) east of the Johannesburg’s central business district in the province of Gauteng. Access to the Brakpan plant is via the Ergo Road on the N17 Johannesburg-Springs motorway.
Crown is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations. It has mining rights to 5,787 acres (2,342 hectares) and has the right to occupy 1,490 acres (603 hectares) of freehold property. Crown is in the process of converting these old order rights to new order rights under the MPRD Act. At Crown, the Lycaste dump prospecting right and the Top Star dump, City Deep, Crown Mines, Consolidated Main Reef and Knights mining rights have been approved. An application has been submitted to the DMR for the Crown mining rights to be consolidated.
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
The Knights operation is located at Stanley and Knights Road Germiston off the R29 Main Reef Road.

History of Ergo
2005
Anglo American Corporation commissioned the Ergo plant in Brakpan in 1977. The operation became part of
AngloGold Ashanti in 1998 and was closed by that company in 2005.
2007
Ergo was founded by EMO (owned by DRDGOLD at the time) and Mintails SA as a joint venture.
On August 6, 2007, the joint venture parties entered into an agreement with AngloGold Ashanti, pursuant to which it acquired the remaining assets of the Ergo plant for consideration of R42.8 million.
Additional agreements were concluded with AngloGold Ashanti on November 14, 2007 for the acquisition by Ergo of additional tailings properties and the Withok deposition complex for consideration of R45.0 million.
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
2010
DRDGOLD acquired control of Ergo Mining through the acquisition of Mintails SA’s 50% in Ergo for R82.1 million.
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
Construction of the Ergo flotation/fine-grind plant commenced and is expected to be fully commissioned by December
2013.
2013
In order to improve synergies, effect cost savings and a simpler group structure DRDGOLD restructured the group’s surface operations into Ergo Mining on July 1, 2012, which consisted of Crown, the surface operations of ERPM and
ErgoGold.
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
2005
On July 6, 2005 we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a
15% stake in our then South African operations.
On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in
Khumo Gold acquiring a 15% interest in a newly created vehicle, EMO, which included 100% of ERPM, Crown and
Blyvoor. As a result we owned an 85% interest in EMO.
2006
On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in
EMO.
On August 28, 2006, Crown concluded an agreement with AngloGold Ashanti to purchase the Top Star Dump.
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
Board approval was obtained to construct a pipeline to the Ergo tailings deposition site to enable Crown to restore its deposition capacity to 600,000tpm. Restored deposition capacity provides the operation with the opportunity to bring to account potential new ore reserves.
2011
Construction of the pipeline to the Ergo tailings deposition site continued and was scheduled for completion in
December 2011.
2012
Construction of the pipeline to the Ergo tailings deposition site was completed.
2013
On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo Mining in exchange for shares in Ergo Mining.

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
Our four metallurgical plants, known as Ergo, Crown Mines, City Deep and Knights, have an installed capacity to treat approximately 24.0 million tons of material per year. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits.
In addition to the four metallurgical plants, Ergo’s assets include: access to some 750Mt to 900Mt of tailings deposited across the western, central and eastern Witwatersrand; the Crown milling and pump station close to the Johannesburg central business district; a 50km pipeline; and tailings deposition facilities including the significant Brakpan tailings facility.
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
Set forth below is a description of each of our plants:
Ergo Plant: The expansion of the gold plant by refurbishing the second CIL circuit has increased the capacity to treat an estimated 21Mt per year. The Ergo flotation/fine-grind plant project, which will be fully commissioned by December 2013, will assist in liberating the gold particles currently encapsulated in the sulphides. The circuit will enable the Ergo plant to achieve improved gold recoveries of between 16% and 20%.
City Deep Plant: Commissioned in 1987, this surface/underground plant comprises a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, CIL, elution and zinc precipitation followed by calcining and smelting to doré. Retreatment continued at the City Deep Plant until the plant was decommissioned in August 2013 to operate as a milling and pump station and is pumping material to the Ergo Plant for retreatment.
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
Electricity to the Ergo plant is supplied from various Eskom supply points for the reclamation units and the tailings storage facilities. The plant is supplied from the national power grid via a secured source from the Ekurhuleni Council of 11,000 volts. Plant sub stations are stepped down to 6,600 volts before being further reduced to 525 volts for the motor control purposes.
For the Ergo plant the average annual power consumption is about 149 GWHr and the maximum demand is about 32.0MVA.
Electricity is supplied to the Crown Mines and City Deep plants from separate substations referred to as Jupiter and No.
15 Shaft Crown Mines, and for Knights by the Ekhurhuleni Town Council. Electricity is supplied directly from the national power grid to the substation and town council at 44,000 volts. Substations, located on mine sites, transform the power to 6,600 volts for direct supply to the plants. The power supply is further reduced to 525 volts for smaller devices and equipment. For Crown Mines and City Deep, the average annual power consumption is about 54 GWHr and 80GWHr, respectively and the maximum demand are about 15.0MVA and 13.0MVA, respectively. For Knights the average annual power consumption is about 60 GWHr and the maximum demand is about 14.2MVA.
As of June 30, 2013, the net book value of Ergo’s mining assets was R1,729.5 million.
During fiscal 2013, capital expenditure was mainly directed towards the Ergo flotation/fine-grind plant project. The Ergo flotation/fine-grind plant is expected to improve gold recoveries by between 16% and 20%.

The following capital expenditure was incurred at Ergo in fiscal 2013, 2012 and 2011:
Year ended June 30,
2013
2012
2011
R’000
R’000
R’000
Crown/Ergo Pipeline Project ................................................................................ -
33,869              119,731
CMR dump ............................................................................................................ -
57                  2,069
Crown 3A2 Slime and steel work upgrade ..............................................................
1,586
-                         -
Knights residue pipeline ........................................................................................
13,870
-                         -
Knights girth gear and pinion ................................................................................
1,536
-                         -
4A11 dump ........................................................................................................... -
-                10,232
Angelo Pan reclamation ....................................................................................... 17,636
2,995                         -
Angelo Pan to Rosherville water pipeline .............................................................
12,805
-                         -
Vehicles and equipment ........................................................................................ -
112                    489
Tailings management ........................................................................................... 19
14,196               15,567
New water line to Angelo Pan and Rocsherville ...................................................
889
35,068                         -
Crown/City Slurry line upgrade .............................................................................
-
13,916                         -
Benoni Slurry line ................................................................................................ 8,370
-                         -
Refurbishment of the Ergo plant and second leach section....................................
-
15,460               29,379
Ergo flotation/fine-grind plant ............................................................................. 261,470
38,510                         -
Brakpan tailings facility ....................................................................................... 11,702
50,733                27,705
IT Infrastructure ................................................................................................. 1,091
-                          -
Tower crane ........................................................................................................
1,910
5,573                          -
Ekurhuleni Business Development Academy (EBDA) training facility .................
-                     189
-
Cason high grade plant ........................................................................................
20,459                          -                          -
Other ..................................................................................................................
2,500                  7,194                      161
355,843
217,872               205,333
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
Environmental and Closure Aspects
Ergo operates at sites located in close proximity to significant municipal infrastructure, commercial and residential development. The major environmental risks are associated with dust from various recovery sites, and effective management of relocated process material on certain tailings dams. The impact of windblown dust on the surrounding environment and community is addressed through a scientific monitoring and evaluation process, with active input from Professor H. Annagran from the University of Johannesburg and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and applied specifically to each dust sample recovery monitoring site and integrated into Ergo’s internal environmental assessment process. Although Ergo completed a project for thickening re-processed tailings, there also remains a risk of localized sloughing which can result in that section of the tailings dam required to be closed temporarily, with repair work being done to the dam wall. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in Ergo’s metallurgical plants.
Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Ergo has an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to the capacity of return water dams.
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

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, as at June 30, 2013 we estimated that the total cost for Ergo, is approximately R501.1 million. As at June 30, 2013, a total of R78.6 million has been contributed to the
Crown Rehabilitation Trust Fund, while a total of R44.6 million has been contributed by Ergo to funds held in insurance instruments.
The Crown Rehabilitation Trust Fund is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Ore Reserves and Life of Mine
As at June 30, 2013, our 74% share of the Proven and Probable Ore Reserves of Ergo was 1.7 million ounces. In fiscal 2012, our 74% share of Proven and Probable Ore Reserves of Ergo was 1.8 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Mr. Vivian Labuschagne and Mr. Gary
John Viljoen are the appointed Mineral Resource competent persons. The current life of mine business plan is estimated to be nine years.
Production
In fiscal 2013, production increased to 146,381 ounces from 135,708 ounces in fiscal 2012 as a result of an 8% increase in throughput to 23,254,000 tonnes from 21,603 000 tonnes. Grade was slightly up from 0.195g/t to 0.196g/t.
Cash operating costs in fiscal 2013 stayed flat at $1,094 per ounce compared to $1,094 per ounce in fiscal 2012, due mainly to the higher gold production which off-set above inflation increases in the cost of electricity and labor.
The following table details our attributable share of the production results from Ergo for the past fiscal year:
2013
2012
2011
Production (imperial)
 Ore mined ('000 tons) ................................................................................................
25,632
23,811              22,407
Recovered grade (oz/ton) ........................................................................................... 0.006
0.006                0.006
Gold produced (ounces)............................................................................................... 146,381
135,708            144,065
Results of Operations
Revenue (R‘000) ........................................................................................................
2,076,496
1,764,191         1,379,459
Operating costs (R‘000) ............................................................................................. 1,397,177
1,141,973            972,479
Cash operating cost (R‘000)
1
.................................................................................... 1,414,904
1,151,400            980,746
Cash operating cost per ounce of gold ($)¹ ................................................................. 1,094
1,094                   974
All-in sustaining cost per ounce of gold ($)¹ ............................................................... 1,260
1,271                1,078
All-in cost per ounce of gold ($)¹ ............................................................................... 1,497
1,442                1,258
See Item 5A. “Operating Results – Capital expenditure (cash)” for a discussion on capital expenditure.
ERPM
Overview
We own 74% of ERPM, which is consolidated as a subsidiary, through our 74% holding in EMO. ERPM consists of an underground section and the Cason Dump surface retreatment operation. Underground mining at ERPM was halted in October 2008 and is included in ‘Corporate head-office and all other’ in the financial statements for segmental reporting purposes for all three years preserved. The Cason Dump surface retreatment operation will continue to operate until June 2014 under the management of Ergo based on the current rate of production of approximately 186,000tpm and has been included under Ergo in the financial statements for segmental reporting purposes.
At June 30, 2013, ERPM had 71 employees, including specialized service providers.
1
Cash operating cost, cash operating cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce of gold are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation of operating costs see Item 5A.: “Operating Results.”

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
At June 30, 2013, the net book value of ERPM’s mining assets was Rnil due to the transfer of ERPM’s related surface mining assets to Ergo as part of the restructuring which took place on July 1, 2012.
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
2013
On July 1, 2012, ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in
ErgoGold to Ergo Mining in exchange for shares in Ergo Mining.
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
Exploration and Development
ERPM has a prospecting right covering an area of 1,252ha (3,094 acres) of the adjacent Sallies mine, referred to as ERPM
Extension 1. The regional geology of the area indicates that there will be a strike change due to faulting associated with an East-West trending sinistral tear fault. In order to confirm the anticipated change in the geological structure and hence payshoot orientation, it is envisaged that prospecting will take place through development situated 50m in the footwall. Owing to high induced stress experienced at depth, there will be concurrent over-stoping (that is stoping taking place concurrently with development) on the reef plane for safety reasons. Prior to this prospecting right in respect of ERPM Ext. 1 lapsing, an application for a mining right in respect of the same prospecting footprint was made in terms of the provisions of the MPRDA. The said mining right was approved and granted and the registration thereof took place in March 2012. The mining right expires in January 2042.
An additional application to extend ERPM’s existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR in fiscal 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres). This prospecting right was initially granted for a period of 4 years and expired in March 2011. An application for renewal thereof was made in terms of the provisions of the
MPRDA. The renewal in respect thereof was granted for a period of 3 years and as such, the prospecting right will now lapse in
March 2014.
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
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for ERPM, in current monetary terms as at June 30, 2013, is R23.2 million. A total of R7.7 million has been contributed to the
ERPM Rehabilitation Trust Fund and R41.8 million in insurance instruments. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Ore Reserves and Life of Mine
Our 74% share of Proven and Probable Ore Reserves of ERPM are included under Ergo. As at June 30, 2013 the total surface Ore Reserves comprise 0.07 million ounces from the Cason Dump and 1.2 million ounces from the Elsburg and Benoni tailings complexes, which will be processed over the next one and nine years, respectively. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM, Mr. Vivian Labuschagne is the appointed Mineral Resource competent person.

Current Production
Although ERPM is under care and maintenance, 418 ounces of gold was produced from clean-up activities during fiscal
2013.
Blyvoor (Discontinued operation)
Overview
Until June 1, 2012, when we sold our entire interest and claims against Blyvoor to Business Venture Investment No 1557
Proprietary Limited, a wholly owned subsidiary of Village, we owned 74% of Blyvoor, which in turn owns 100% of the
Doornfontein Gold Mining Company Limited. The consolidated mining operation, referred to as Blyvoor, consists of the adjacent mines of Blyvooruitzicht and Doornfontein which are located within the Far West Rand Goldfield on the northwestern edge of the
Witwatersrand Basin. Blyvoor was the first mine in the “West Wits” line. Together, these two operations produced over 38 million ounces of gold since inception in 1937, of which over 2.4 million ounces were produced while Blyvoor was owned by DRDGOLD.
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
respectively.
On July 6, 2005, we signed a Memorandum of Understanding with Khumo Bathong Holding Proprietary Limited, or
KBH, regarding the acquisition by Khumo Gold SPV Proprietary Limited, or Khumo Gold, of a 15% stake in our then
South African operations.
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

2008
In January 2008, electricity supply to the mine was interrupted by the South African electricity company Eskom which is government owned and production suspended for a week due to safety concerns.
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
In fiscal 2008, electricity supply to the mine was interrupted by Eskom, as a result of which production suspended for a week due to safety concerns. The situation did improve during March 2008, the operation was however at the date of sale still on a six hour standby notice, in the event that power supply becomes unstable in the area. Eskom has requested all of its “Key Customers”
to reduce power consumption by 10%. Blyvoor managed to adhere to this request and continued during fiscal 2010, 2011 and 2012 to save the maximum amount of energy possible.
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
The following capital expenditure was incurred at Blyvoor in fiscal 2012 and 2011:
Year ended June 30,
2012
2011
R’000
R’000
Slimes pump stations and residue deposition .............................................................. 381 3,080
15/29 incline shaft equipping .................................................................................... - 119
Ice plant retrofit and upgrade ................................................................................... 8 1,649
Safety related equipment and expansion of seismic monitoring network....................
-                     28
Opening up and development ................................................................................... 50,315 57,248
Mining and engineering equipment ............................................................................ 23,326 25,277
Other ........................................................................................................................
8,909                 8,282
82,939               95,683

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

Production in fiscal 2012 and 2011
Blyvoor produced a total of 96,645 ounces of gold for the period July 1, 2011 to May 31, 2012 of fiscal 2012, with
73,048 ounces from underground areas and 23,597 ounces from surface areas. This represented 42% of our total production from operations for fiscal 2012 of 232,353 ounces.
Cash operating costs of $1,404 per ounce in fiscal 2012 increased from $1,290 per ounce in fiscal 2011.
The following table details the operating and production results from Blyvoor for fiscal 2012 and fiscal 2011.
Year ended June 30,
2012
2011
Production (imperial)
 Surface Operations
Ore mined ('000 tons) ..................................................................................
3,004 3,448
Recovered grade (oz/ton) .......................................................................... 0.008 0.009
Gold produced (ounces) ................................................................................ 23,597 29,645
Underground Operations
Ore mined ('000 tons) ...................................................................................
627 807
Recovered grade (oz/ton) ........................................................................... 0.117 0.113
Gold produced (ounces) ............................................................................. 73,048 91,469
Total ounces produced ................................................................................... 96,645 121,114
Results of Operations
 Revenue (R'000) ............................................................................................
1,240,073 1,185,860
Operating costs (R'000) ................................................................................. 1,046,914 1,115,820
Cash operating cost (R'000)
1
........................................................................ 1,052,197 1,091,941
Cash operating cost per ounce of gold ($)
¹
....................................................
1,404                     1,290
All-in sustaining cost per ounce of gold ($)¹ ...................................................
1,543 1,470
All-in cost per ounce of gold ($)¹ ................................................................... 1,603 1,471
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
On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to
Defend. A trial date was allocated by the High Court of South Africa for April 25, 2008, but the case was postponed. Dino Properties
Proprietary Limited (previously called M5) instituted action against the Company seeking to enforce an agreement of sale of the
DRD Village entered into on July 21, 2005, or alternatively payment of R195 million which was alleged to represent the market value of the property. DRDGOLD entered into an agreement with Rand Leases Properties and purchased the pre-emptive right for an amount of R21.8 million. The sale agreement with Dino Properties was executed and the transfer of the property into the name of
Dino Properties effected October 18, 2012. Both cases were withdrawn by Dino Properties and Rand Leases Properties. Refer to
“Legal Proceedings- Legal proceedings relating to an agreement to sell Durban Deep’s mine village” below for more details.
1
Cash operating costs, cash operating cost per ounce, all-in sustaining costs per ounce and all-in cost per ounce of gold are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

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
Environmental and Closure Aspects
Rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of Registration requirements have been taken over by DRD Proprietary Limited, which is owned by Mintails. The official liability transfer in terms of section
58 of the MRPD Act has been granted by the DMR.
In fiscal 2013, the Company transferred the environmental rehabilitation liabilities in respect of mining rights over the
Durban Deep mining license area which was disposed of. A total of R25.6 million previously contributed to the Environmental Trust
Fund has been relinquished to DRD Proprietary Limited as a result of the transfer of the liability.
West Wits
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
The DMR and affected mining companies are involved in the development of a ‘Regional Mine Closure Strategy’ in the gold fields’ area. The government has appointed Trans-Caledon Tunnel Authority to propose solutions for the various basins. They have also provided funding for the interim solution in the Western and Central Basins.
In fiscal 2010, the Company transferred the environmental rehabilitation liabilities in respect of mining rights over the West
Wits mining license area which was disposed of. A total of R19.9 million previously contributed to the Environmental Trust Fund has been relinquished to Mintails as a result of the transfer of the liability.

Legal Proceedings
Litigation regarding environmental issues
On August 2, 2006 and September 4, 2006, two applications were brought against DRDGOLD and its directors for relief under the MPRD Act by the Legal Resources Centre on behalf of the residents of two communities, Davidsonville and Kagiso, who reside adjacent to tailings deposition sites of the now dormant Durban Roodepoort Deep mine and the West Witwatersrand mine, respectively. While no financial compensation is sought, the communities are seeking orders for the revision of the environmental management programs of both sites, and for the sites to be rehabilitated and closed in accordance with the standards of the MPRD
Act. DRDGOLD has filed its Appearance to Defend and Answering Affidavits in respect of both matters in the High Court of South
Africa. The responsibility rests with the respondent's attorneys to either apply to the High Court for a date of hearing or file replying affidavits.
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
On the basis of these allegations, the association was claiming a payment of 5 million euros in damages, 10,000 euros for costs and costs of suit. EMO raised the point that the French Courts lack jurisdiction to hear the matter and also filed its defenses on the merits of the case. On May 24, 2011 the Court refused the association’s application for postponement and the case was struck off the roll. In view of the fact that a period of more than two years has passed since the case was struck off the roll, the proceedings have lapsed.
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
Dino Properties Proprietary Limited (previously M5) (“Dino Properties”) instituted action against us seeking to enforce an agreement of sale of Durban Deep’s mine Village entered into on July 21, 2005, or alternatively payment of R195 million which was alleged to represent the market value of the property. On October 18, 2012 Dino Properties withdrew their action on the basis that each party pays its own costs.
Claim for alleged damages at Blyvoor
Duffuel Proprietary Limited and Paul Frederick Potgieter are suing DRDGOLD, EMO, Blyvoor and the latter's directors for alleged pollution of peat reserves which they claim to sell to the mushroom industry. The amounts claimed against DRDGOLD,
EMO, Blyvoor and the latter's directors are as follows:
· R41,051,000 for loss of peat reserves;
· R23,657,910 for removal and transportation of the polluted peat;
· R2,025,000 for required permits and authorizations;
· R1,650,000 for installation of pipelines; and
· R192,000 for importation of clean water for domestic use.

The defendants are defending this action and a plea setting out the basis of our defense has been filed at Court. The trial date allocated by the Court was October 9, 2013. However, on November 27, 2012, the Parties settled the matter and the Plaintiff withdrew their claims on the basis that each party bears its own costs on December 10, 2012.
Dispute with the Ekurhuleni Municipality
The Ekurhuleni Metropolitan Municipality issued summons in October 2010 against ERPM claiming an amount of R42 million. As at June 30, 2013 the difference between the invoiced amount and ERPM’s calculations amounted to R53 million in respect of outstanding rates and taxes. The alleged outstanding amount is in respect of the valuation of surface right permits of which
ERPM is the registered holder. ERPM has entered an appearance to defend this action.
Appeal hearing against valuation of properties by the Ekurhuleni Municipality
ERPM is involved in a further dispute with the Ekurhuleni Metropolitan Municipality in respect of the valuation of various freehold properties of which ERPM is the registered owner. The aggregate valuation of these properties is approximately R400 million. ERPM has appealed against these valuations in terms of the provisions of the Local Government: Municipal Property Rates
Act, 6 of 2004 on the basis of inter alia the calculation methodology employed by the Municipal Valuer on behalf of the
Municipality. The hearings in respect of the appeal were heard in June 2013 and ERPM still awaits a final outcome from the
Valuation Appeal Board.
Silicosis Litigation
As a result of the South African Constitutional Court decision permitting individuals employed as miners with occupational lung diseases to sue their current or former employers for damages outside the statutory compensation scheme, we could be subject to claims against us from previous or current employees, including a potential class action or similar group claim. In January 2013,
DRDGOLD, ERPM and 23 other mining companies were served with a court application for a class action issued in the South
Gauteng High Court by alleged former mineworkers and dependents of deceased mineworkers. In the pending application, the applicants allege that DRDGOLD, ERPM and other mining companies conducted underground mining operations in such a negligent manner that resulted in the former mineworkers contracting silicosis and other related diseases. We will assess all such claims, if and when filed, on their merits. Liability associated with such claims and expenses of dealing with them could have a material adverse effect on our business, operating results and financial condition. DRDGOLD and ERPM have instructed Malan Scholes Attorneys to defend the case.
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
-
Recent developments, a description of the recent acquisitions, disposals and other transactions that have impacted, or will impact, our performance.
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
· Safe harbor.

5A. OPERATING RESULTS
Business overview
We are a South African gold mining company engaged in surface gold tailings retreatment, including exploration, extraction, processing and smelting. Our surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, are located in South Africa. On June 1, 2012, we disposed of our last operating underground operation, Blyvooruitzicht Gold Mining Company Limited, or Blyvoor. Blyvoor has therefore been classified as a discontinued
operation in fiscal 2012 in the comparative periods in this Annual Report. In fiscal 2010, the Group broadened its activities to include initial exploration activities on a small scale in Zimbabwe through a joint venture in which we currently own 49%. The initial feasibility studies in Zimbabwe indicate potential underground mining assets, which does not fit with our current strategy of surface gold mining. We have therefore decided not to continue with our Zimbabwe exploration activities.
Our strategy is to enhance shareholder value in the short and medium term by continuing to produce gold from our surface resources while simultaneously:
· reducing risk and creating opportunities;
· controlling costs;
· maximizing margins; and
· assuming our social and environmental responsibilities.
This strategy involves using our various capitals – human, financial, intellectual and manufactured – to extract gold from extensive surface resources in the safest and most efficient manner, thus ensuring the sustainability of our social and environmental capital.
It also involves realizing the value of the underground gold associated with ERPM Extensions 1 and 2, an asset that no longer fits our strategy and is for sale.
DRDGOLD’s long-term strategy is to improve gold recovery so that, in future, zero gold is returned to tailings deposition facilities along with the waste material and to growing our reclamation business by:
· the use of technology and continuing research and development to improve reclamation efficiency and effectiveness;
· acquiring additional surface resources on the Witwatersrand and, possibly, other areas;
· using existing expertise and skills to expand into the reclamation of other minerals from waste material.
During the fiscal years presented in this Annual Report, all of our operations took place in one geographic region, namely
South Africa.
Ergo (Continuing operation):
· Ergo Mining Proprietary Limited (the entity is referred to as Ergo Mining, however the operating segment is called Ergo)
  – surface tailings retreatment; and
· East Rand Proprietary Mines Limited (ERPM) – ERPM Extension 1 and 2 exploration tenements. ERPM’s underground mining operation has been discontinued and is included under ‘Corporate head-office and all other’ in our financial statements’ operating segments.
Blyvoor (discontinued operation):
· Blyvooruitzicht Gold Mining Company Limited (Blyvoor) – underground mining and surface tailings retreatment disposed on June 1, 2012.
In fiscal 2013, the profit from continuing operations was R100.1 million (fiscal 2012: R253.0 million and fiscal 2011:
R83.5 million) and profit from discontinued operations was Rnil (fiscal 2012: R124.0 million profit and fiscal 2011: R498.9 million loss).
As at June 30, 2013, we had attributable Ore Reserves of approximately 1.7 million ounces, compared to 1.8 million ounces as at June 30, 2012 and 6.3 million ounces as at June 30, 2011. The decrease in fiscal 2012 was attributable to the disposal of Blyvoor which represented 4.3 million ounces of the 6.3 million ounces of our reserves as at June 30, 2011.

Key drivers of our operating results and principal factors affecting our operating results
The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:
· The price of gold, which fluctuates widely both in terms of dollars and rands;
· The production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
· The cost of producing gold, including the effects of mining efficiencies; and
· General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations in
  South Africa.
Gold price
Our revenues are derived primarily from the sale of gold produced at our surface tailings retreatment operations. As a result, our operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold is often subject to rapid short-
term changes because of speculative activities. The demand for and supply of gold may affect gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices and we don't hedge against changes in gold prices.
The following table indicates data relating to the dollar gold spot price for the 2013, 2012 and 2011 fiscal years:
2013 fiscal year
2012 fiscal year
% change
Opening gold spot price on July 1, ................................... $1,599 per ounce $1,506 per ounce 6%
Closing gold spot price on June 30, .................................. $1,192 per ounce $1,599 per ounce (25%)
Lowest gold spot price during the fiscal year ................... $1,192 per ounce $1,483 per ounce (20%)
Highest gold spot price during the fiscal year ................... $1,792 per ounce $1,895 per ounce (5%)
Average gold spot price for the fiscal year ....................... $1,606 per ounce $1,673 per ounce (4%)
2012 fiscal year
2011 fiscal year
% change
Opening gold spot price on July 1, ................................... $1,506 per ounce $1,244 per ounce 21%
Closing gold spot price on June 30, .................................. $1,599 per ounce $1,506 per ounce 6%
Lowest gold spot price during the fiscal year ................... $1,483 per ounce $1,157 per ounce 28%
Highest gold spot price during the fiscal year ................... $1,895 per ounce $1,553 per ounce 22%
Average gold spot price for the fiscal year ....................... $1,673 per ounce $1,369 per ounce 22%
2011 fiscal year
2010 fiscal year
% change
Opening gold spot price on July 1, ................................... $1,244 per ounce $935 per ounce 33%
Closing gold spot price on June 30, .................................. $1,506 per ounce $1,244 per ounce 21%
Lowest gold spot price during the fiscal year ................... $1,157 per ounce $909 per ounce 27%
Highest gold spot price during the fiscal year ................... $1,553 per ounce $1,261 per ounce 23%
Average gold spot price for the fiscal year ....................... $1,369 per ounce $1,089 per ounce 26%
Our production has been sourced from South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in rand (based on average spot prices for the year) increased from
R9,565 per ounce in fiscal 2011 (a 15% increase from fiscal 2010), to R12,970 per ounce in 2012 (a 36% increase from fiscal
2011) and R14,185 per ounce in 2013 (a 9% increase from fiscal 2012).
Based on our forecast gold price of R410,473 per kilogram for fiscal 2014, a 10% increase in the rand gold price received will increase our forecast profit for the year by R177.1 million and a 10% decrease in the rand gold price received will decrease our profit for the year by R177.6 million.

Gold production and operating costs
Gold production from our continuing and discontinued operations totaled 146,381 ounces during fiscal 2013, compared to 232,353 ounces during fiscal 2012, and 265,179 ounces in fiscal 2011. Gold production from continuing operations totaled
146,381 ounces during fiscal 2013, compared to 135,708 ounces during fiscal 2012, and 144,065 ounces in fiscal 2011. The 9%
increase (fiscal 2012: 36% increase) in the average rand gold price received in fiscal 2013 was partially offset by an increase in average cash operating costs per kilogram of 2% for continuing and discontinued operations (fiscal 2012: 21%). Average operating costs were higher due to high average price increases in operating costs components.
In fiscal 2013, production decreased to 146,381 ounces (produced from 23.3 million tonnes milled at an average yield of
0.20g/t) from 232,353 ounces in fiscal 2012 (produced from 24.9 million tonnes milled at an average yield of 0.29g/t). Production decreased to 232,353 ounces in fiscal 2012 from 265,179 ounces in fiscal 2011 (produced from 24.2 million tonnes milled at an average yield of 0.34g/t). The reasons for the movements in production are explained below.
Our continuing operation, Ergo, produced 146,381 ounces (from 23.3 million tonnes milled at an average yield of
0.20g/t) in fiscal 2013, in comparison with 135,708 ounces (from 21.6 million tonnes milled at an average yield of 0.20g/t) in fiscal 2012 and 144,065 ounces (from 20.3 million tonnes milled at an average yield of 0.22g/t) in fiscal 2011. The increase in production was due to a rise in throughput, resulting from the Crown/Ergo pipeline being fully operational during fiscal 2013. The decrease in production in fiscal 2012 was due to a decrease in average grade, resulting from the depletion of previous higher grade surface material being processed from the Top Star and Mennells dumps.
Our discontinued operation, Blyvoor, produced 96,645 ounces (from 3.3 million tonnes milled at an average yield of
0.91g/t) in fiscal 2012, in comparison with 121,114 ounces (from 3.9 million tonnes milled at an average yield of 0.98g/t) in fiscal
2011. The decrease in production in fiscal 2012 compared to fiscal 2011, was mainly due to the suspension of Blyvoor’s Number
4 and 6 shafts on February 6, 2012 and due to only eleven months of production being included in fiscal 2012 as a result of the disposal of Blyvoor on June 1, 2012.
Our costs and expenses consist primarily of operating costs and depreciation. Operating costs include labor, specialized service providers, stores, electricity and other related costs, incurred in the production of gold. ‘Consumables and other’ and
'specialized services' are the largest components of operating costs, constituting respectively, 46% and 19% of operating costs for fiscal 2013. “Consumables and other’ and 'labor' constituted 48% and 18%, respectively, of our operating costs from continuing operations for fiscal 2012. For fiscal 2013, none, fiscal 2012, 31% and fiscal 2011 35% of our mining operations, based on kilograms of gold produced, involved deep level underground mining from our discontinued operation, Blyvoor, which is more labor intensive.
General economic factors
All our operations are located in South Africa. We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.
Effect of exchange rate fluctuations
For the year ended June 30, 2013, all of our revenues were generated from South Africa, all of our operating costs were denominated in rand and we derived all of our revenues in dollars. As the price of gold is denominated in dollars and we realize our revenues in dollars, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability. Based upon average exchange rates during the respective years, the rand weakened by 14% against the dollar in fiscal 2013, compared to a weakening of 11% against the dollar in fiscal 2012 and a strengthening by 8% against the dollar in fiscal 2011. The weakening of the rand against the dollar in fiscal 2013 and 2012 contributed to the increase in the average rand gold price received of 9% and 36%, respectively. The strengthening of the rand against the dollar in fiscal 2011 limited the increase in the average rand gold price received to only 17%.
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

Our weighted average cash operating costs per kilogram for our operations was R310,763 per kilogram of gold produced in fiscal 2013, R304,912 per kilogram of gold produced in fiscal 2012 and R251,296 per kilogram of gold produced in fiscal 2011.
Our weighted average cash operating costs per kilogram for our continuing operation was R310,763 per kilogram of gold produced in fiscal 2013, R272,778 per kilogram of gold produced in fiscal 2012 and R218,868 per kilogram of gold produced in fiscal 2011. For fiscal 2012, our weighted average cash operating costs per kilogram for our discontinued operation was R350,032 per kilogram of gold produced and R289,870 per kilogram of gold produced in fiscal 2011. The average gold price received from operations was R458,084 per kilogram of gold produced in fiscal 2013, R418,538 per kilogram of gold produced in fiscal 2012 and R308,220 per kilogram of gold produced in fiscal 2011.
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
Fiscal year ended
Year ended June 30,
2013
(%)
2012
(%)
2011
(%)
The average rand/dollar exchange rate weakened/(strengthened) by ............................................. 14 11 (8.2)
CPI (inflation rate) .....................................................................................................................
5.5               5.5              5.3
The South African CPI inflation rate stabilized in fiscal 2013, 2012 and fiscal 2011 after a significant decrease from 6.9%
in fiscal 2009 and as at September 30, 2013, it was at 6.5%.
South African political, economic and other factors
We are a South African company and all our revenue producing operations are based in South Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally, including exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for companies and individuals have been incrementally relaxed. It is, however, impossible to predict when, if ever, the South African
Government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see Item 10D.: “Exchange controls.”
On May 1, 2004, the Mineral and Petroleum Resources Development Act (MPRD Act) became effective. Prior to the introduction of the MPRD Act, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Now, all mineral rights have been placed under the custodianship of the South African
Government under the provisions of the MPRD Act, and "old order" proprietary rights need to be converted to "new order" rights of use within certain prescribed periods. We have submitted certain applications in this regard. This process is described in more detail under Item 4B.: “Business Overview – Governmental regulations and their effects on our business - South Africa - Common
Law Mineral Rights and Statutory Mining Rights.”

Recent developments
Ergo (includes Ergo Mining, ErgoGold, Crown and ERPM’s Cason dump)
On July 1, 2012, DRDGOLD restructured the group’s surface operations into Ergo Mining in order to improve synergies, affect cost savings and implement a simpler group structure. Ergo Mining is a wholly-owned subsidiary of Ergo Mining
Operations Proprietary Limited, or EMO. EMO is 74% held by DRDGOLD, 20% by its black economic empowerment (BEE)
partner, Khumo Gold SPV Proprietary Limited (Khumo Gold) and 6% by the DRDSA Empowerment Trust.
Various transactions to give effect to the restructuring have been entered into, in terms of which:
· DRDGOLD has sold its 35% direct interest in the ErgoGold unincorporated partnership to Ergo Mining for R200 million on loan account;
· Crown Gold Recoveries Proprietary Limited, or Crown has sold its mining assets (excluding its 50% interest in
  Ergo Mining), mining and prospecting rights and certain liabilities to Ergo Mining in exchange for shares in Ergo
  Mining;
· ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo Mining) and its 65% interest in
  ErgoGold to Ergo Mining in exchange for shares in Ergo Mining; and
· Crown and ERPM will distribute their entire holdings in Ergo Mining to sole shareholder EMO.
Consequently, EMO will hold 100% directly of Ergo Mining.
The ERPM and Crown disposals are subject to the consent of the Minister of Mineral Resources in terms of section 11 of the MPRD Act.
Blyvoor
On September 14, 2010, Blyvoor, then a subsidiary of EMO, was transferred from EMO to DRDGOLD and became a direct subsidiary of DRDGOLD. This was done in order to separate the Company’s underground and surface operations in two investment vehicles; the first being Blyvoor, involved in underground operations at a higher risk, marginal gold mine with a high potential upside if the rand gold price reaches more favorable levels and the second being EMO, involved in surface operations at a lower risk, higher margin gold mine. Following this restructuring, DRDGOLD’s Board of Directors announced in April, 2011 that Blyvoor no longer fit within the Company’s strategic focus and that the mine would be sold.
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
2008.
On February 11, 2012, DRDGOLD, Village Main Reef Limited (Village), Blyvoor and Business Venture Investments
No 1557 Proprietary Limited (a wholly owned subsidiary of Village) (Purchaser) entered into a sale of shares and claims agreement. Pursuant to terms of the Agreement, DRDGOLD agreed to sell its entire shareholding in Blyvoor (which amounts to
74% of the total issued ordinary share capital of Blyvoor) (Sale Shares) and its working capital and shareholder loan claims against Blyvoor, or the Sale Claims to the Purchaser, the Transaction. The Transaction is divided into the Part A Sale and the Part
B Sale. In terms of the Part A Sale, the Sale Claims are sold to the Purchaser, and in terms of the Part B Sale, the Sale Shares are sold to the Purchaser. The purchase consideration payable in respect of the Sale Claims and the Sale Shares shall be discharged by
Village through the issue of 85,714,286 new ordinary shares in Village (Village Shares) to DRDGOLD and an amount of R1 payable in cash by Village, respectively.

The Part A Sale was completed on June 1, 2012, at which time 65,714,286 of the Village Shares were issued directly to
DRDGOLD and 20,000,000 are held in escrow (Escrow Shares) pending completion of the Part B Sale.
The Part B Sale is subject to the fulfillment, or waiver (if applicable), of the following conditions precedent:
· by not later than the second anniversary of the signature date of the Agreement, the Department of Mineral Resources
  (DMR) has granted the conversion of Blyvoor's old order mining right and the new order mining right has been notarially executed and registered in the Mining Titles Office or Conversion; and
· by not later than the third anniversary of the signature date of the Agreement, the DMR has unconditionally approved the transfer of DRDGOLD's interest in Blyvoor to the Purchaser in terms of section 11 of the Mineral & Petroleum
  Resources Development Act, No 28 of 2002 or conditionally approved it on terms and conditions which each of
  DRDGOLD and the Purchaser confirms to be acceptable (Section 11 Approval).
Upon fulfillment of the Part B Conditions Precedent, the Escrow Shares together with any accrued dividends thereon will be released to DRDGOLD and the Sale Shares will be transferred to the Purchaser.
If Conversion does not occur in accordance with the terms of the Agreement, or Conversion occurs but Section 11
Approval is not obtained, any one, or more, of the following may occur:

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

Key financial and operating indicators
The table below presents the key performance measurement data for the past three fiscal years: The financial results for the years ended June 30, 2013, 2012 and 2011 below are stated in accordance with IFRS as issued by the IASB. The table also includes the key performance measures for the growth of our business and its profitability, which are gold revenue, production, operating costs, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram, capital expenditure and Ore Reserves.
Operating data
Total operations
Year ended June 30,
2013
2012
2011
Revenue (R'000) .........................................................................................................
2,076,496         3,004,264          2,565,319
Gold production (ounces) ............................................................................................ 146,381
232,353             265,179
Gold production (kilograms) ....................................................................................... 4,553
7,227                 8,248
Revenue (R/kilogram) ................................................................................................. 456,072
415,700             311,023
Average gold price received (R/kilogram) ................................................................... 458,084 418,538 308,220
Operating costs (R'000) ..............................................................................................
1,397,177          2,188,887         2,088,299
Cash operating costs (R'000) ...................................................................................... 1,414,904
2,203,597          2,072,687
Cash operating costs (R/kilogram)
1
............................................................................ 310,763 304,912 251,296
All-in sustaining costs (R/kilogram)¹ ........................................................................... 365,569
353,863            291,066
All-in costs (R/kilogram)¹ ............................................................................................
436,638             390,064            318,743
Capital expenditure - cash (R'000) ............................................................................... 382,424
333,175            317,250
Ore Reserves (ounces) ..................................................................................................
1,676,000          1,825,000         6,336,000
Continuing operations
Year ended June 30,
2013
2012
2011
Revenue (R'000) ..........................................................................................................
2,076,496          1,764,191         1,379,459
Gold production (ounces) ............................................................................................. 146,381
135,708             144,065
Gold production (kilograms) ........................................................................................ 4,553
4,221                 4,481
Revenue (R/kilogram) ................................................................................................. 456,072
417,956             307,846
Average gold price received (R/kilogram) ................................................................... 458,084 418,849 308,880
Operating costs (R'000) ..............................................................................................
1,397,177          1,141,973            972,479
Cash operating costs (R'000) ....................................................................................... 1,414,904
1,151,400             980,746
Cash operating costs (R/kilogram)¹ .............................................................................. 310,763
272,779             218,868
All-in sustaining costs (R/kilogram)¹ ........................................................................... 365,569
331,978             258,247
All-in costs (R/kilogram)¹ ............................................................................................
436,638             383,294             308,868
Capital expenditure - cash (R'000) ............................................................................... 382,424
250,237             221,567
Ore Reserves (ounces) ..................................................................................................
1,676,000          1,825,000         1,997,000
Discontinued operation
Year ended June 30,
2013
2012
2011
Revenue (R'000) ......................................................................................................... n/a
1,240,073          1,185,860
Gold production (ounces) ............................................................................................ n/a
96,645            121,114
Gold production (kilograms) ........................................................................................ n/a 3,006 3,767
Revenue (R/kilogram) ................................................................................................. n/a
412,533            314,802
Average gold price received (R/kilogram) ................................................................... n/a 418,096 307,457
Operating costs (R'000) .............................................................................................. n/a
1,046,914          1,115,820
Cash operating costs (R'000) ...................................................................................... n/a
1,052,197          1,091,941
Cash operating costs (R/kilogram)¹ ............................................................................. n/a 350,032 289,870
All-in sustaining costs (R/kilogram)¹ ........................................................................... n/a 384,689 330,105
All-in costs (R/kilogram)¹ ........................................................................................... n/a
399,572             330,491
Capital expenditure - cash (R'000) .............................................................................. n/a 82,938 95,683
Ore Reserves (ounces) ................................................................................................. n/a
n/a          4,339,000
1
Cash operating costs, all-in sustaining costs and all-in costs are non-IFRS financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation of those measures to operating costs, see Item 5A.: “Operating Results” - “Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram and capital expenditure (cash).”

Revenue
Revenue is derived from the sale of gold. The following table analyzes our revenue for the periods under review for continuing and discontinued operations:
Year ended June 30,
2013
R'000
2012
R'000
2011
R'000
Continuing operations
Ergo..................................................................................................................................      2,076,496       1,764,191      1,379,459
Discontinued operation
Blyvoor ...........................................................................................................................
n/a        1,240,073      1,185,860
Total ..................................................................................................................................       2,076,496       3,004,264      2,565,319
Revenue decreased from R3,004.3 million in fiscal 2012 to R2,076.5 million in fiscal 2013 mainly as a result of the disposal of Blyvoor on June 1, 2012. The increase in revenue from continuing operations was due to an 8% increase in throughput from the Crown/Ergo pipeline which was operational for the whole of fiscal 2013 and a 9% increase in the rand dollar price.
Revenue increased from R2,565.3 million in fiscal 2011 to R3,004.3 million in fiscal 2012 mainly as a result of the 36%
higher rand gold price received. The increase in revenue was partially offset by a decrease in production at Ergo of 6% due to a decrease in grade resulting from the depletion of Top Star and Mennells higher grade dumps. The increase in revenue was also offset by the suspension of Blyvoor's Number 4 and 6 shafts at the start of February 2012 and because only eleven months of
Blyvoor's revenue was included in fiscal 2012 following the disposal of Blyvoor on June 1, 2012.
Gold production
The following table analyzes the production for the periods under review for continuing and discontinued operations:
Year ended June 30
2013
2012
2011
Ounces      Kilograms       Ounces    Kilograms       Ounces     Kilograms
Continuing operations
Ergo............................................................
146,381              4,553        135,708             4,221        144,065             4,481
Discontinued operation
Blyvoor ..................................................... -
-           96,645            3,006
121,114             3,767
Surface operations ..................................... - - 23,597 734 29,645 922
Underground operations ............................ - - 73,048 2,272 91,469 2,845
Total production ........................................
146,381              4,553        232,353           7,227         265,179             8,248
Our total gold production in fiscal 2013 decreased by 85,972 ounces, or 37%, to 146,381 ounces from 232,353 ounces produced in fiscal 2012. At Ergo, total gold production was 8% higher at 146,381 ounces (fiscal 2012: 135,708 ounces). This reflected an 8% rise in throughput to 23,254,000 tonnes (fiscal 2012: 21,603,000 tonnes) and a constant average grade of 0.20g/t
(fiscal 2012: 0.20g/t).
For fiscal 2012, our total gold production decreased by 32,826 ounces, or 12%, to 232,353 ounces from 265,179 ounces produced in fiscal 2011. At Ergo, total gold production was 6% lower at 135,708 ounces (fiscal 2011: 144,065 ounces). This reflected a 6% rise in throughput to 21,603,000 tonnes (fiscal 2011: 20,326,000 tonnes) and a 9% reduction in average grade to
0.20g/t (fiscal 2011: 0.22g/t), resulting from the depletion of the Top Star and Mennells higher grade dumps. At Blyvoor, total gold production for the year was 96,645 ounces, down by 20% from 121,114 ounces in fiscal 2011, primarily due to the suspension of Blyvoor’s Number 4 and 6 shafts at the start of February 2012 and the inclusion of eleven months of Blyvoor production for fiscal 2012.

Cash operating costs
1
, all-in sustaining costs and all-in costs per kilogram¹
For fiscal 2013, cash operating costs from continuing and discontinued operations increased to R310,763 per kilogram of gold from R304,912 per kilogram of gold in fiscal 2012. All-in sustaining costs per kilogram increased to R365,569 per kilogram of gold in fiscal 2013 from R353,863 per kilogram of gold in fiscal 2012. All-in costs per kilogram increased to R436,638 per kilogram of gold in fiscal 2013 from R390,094 per kilogram of gold in fiscal 2012. The increase in cash operating costs and all-in sustaining costs per kilogram of gold produced in fiscal 2013 was due to above inflation increases in prices of key consumables, labor and electricity. The increase in all-in costs per kilogram was primarily due to the foregoing and the non-recurring increase in non-sustaining capital relating to the flotation and fine-grind project. For fiscal 2012, cash operating costs from total operations increased to R304,912 per kilogram of gold from R251,296 per kilogram of gold in fiscal 2011. All-in sustaining costs per kilogram increased to R353,863 per kilogram of gold in fiscal 2012 from R291,066 per kilogram of gold in fiscal 2011. All-in costs per kilogram increased to R390,064 per kilogram of gold in fiscal 2012 from R318,743 per kilogram of gold in fiscal 2011.
The increase in cash operating costs and all-in sustaining costs per kilogram of gold produced in fiscal 2012 was due to above inflation increases in prices of key consumables, labor and electricity as well as the 12% decrease in production. The increase in all-in costs per kilogram was primarily due the foregoing and to the non-recurring R43.7 million retrenchment costs relating to
Blyvoor recorded in fiscal 2012.
Ergo's cash operating costs for fiscal 2013 increased to R310,763 per kilogram of gold from R272,779 per kilogram of gold in fiscal 2012. All-in sustaining costs per kilogram increased to R365,569 per kilogram of gold in fiscal 2013 from R331,978 per kilogram of gold in fiscal 2012. All-in costs per kilogram increased to R436,638 per kilogram of gold in fiscal 2013 from R390,064 per kilogram of gold in fiscal 2012. The increase in cash operating costs and all-in sustaining costs per kilogram were due to above inflation increases in prices of key consumables, labor and electricity and, for all-in sustaining costs, the increase in corporate costs relating to a new business unit aimed specifically at researching new business opportunities. The increase in all-in costs per kilogram was primarily due to the foregoing and to the non-recurring increase in non-sustaining capital relating to the flotation and fine-grind project. Ergo's cash operating costs per kilogram for fiscal 2012 increased to R272,779 per kilogram of gold from
R218,868 per kilogram of gold in fiscal 2011. All-in sustaining costs per kilogram increased to R331,978 per kilogram of gold in fiscal 2013 from R258,247 per kilogram of gold in fiscal 2011. All-in costs per kilogram increased to R383,294 per kilogram of gold in fiscal 2012 from R308,868 per kilogram of gold in fiscal 2011. The increases were due to above inflation increases in prices of key consumables, labor and electricity as well as the decrease in production.
Blyvoor's cash operating costs for fiscal 2012 increased to R350,032 per kilogram of gold from R289,870 per kilogram of gold in fiscal 2011. All-in sustaining costs per kilogram increased to R384,689 per kilogram of gold in fiscal 2012 from R330,105 per kilogram of gold in fiscal 2011. All-in sustaining costs per kilogram increased to R399,572 per kilogram of gold in fiscal 2012 from
R330,491 per kilogram of gold in fiscal 2011. The increase in all-in sustaining costs and all-in costs per kilogram were due to R43.7 million retrenchment costs.
Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram and capital expenditure (cash)
Cash operating costs of production include costs for all mining, processing, administration, royalties and production taxes, but exclude depreciation, depletion and amortization, rehabilitation, retrenchment costs and corporate administration costs.
Cash operating costs per kilogram are calculated by dividing cash operating costs by kilograms of gold produced. Cash operating costs per kilogram have been calculated on a consistent basis for all periods presented.
All-in sustaining costs per kilogram is a measure on which guidance were provided by the World Gold Council and include cash operating costs of production plus, on-site general and administrative costs, royalties and production taxes, sustaining capital, sustaining exploration, the accretion of rehabilitation costs, but excludes depreciation, retrenchment costs, finance costs, depletion and amortization, reclamation and closure costs. All-in sustaining costs per kilogram are calculated by dividing all-in sustaining costs by kilograms of gold produced. All-in sustaining costs per kilogram have been calculated on a consistent basis for all periods presented.
All-in costs per kilogram is a measure on which guidance were provided by the World Gold Council and include total operating costs, plus all-in sustaining costs, non-sustaining capital costs relating to projects, retrenchment costs, capital recoupment relating to non-sustaining capital, ongoing rehabilitation expenditure, and non-operating costs, but exclude taxation, minority interest, finance costs, profit or loss from associates and the cumulative effect of accounting adjustments. All-in costs per kilogram are calculated by dividing all-in costs by kilograms of gold produced. All-in costs per kilogram have been calculated on a consistent basis for all periods presented.
1
Cash operating costs, all-in sustaining costs and all-in costs per kilogram are non-IFRS financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

Cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are non-IFRS financial measures that should not be considered by investors in isolation or as alternatives to operating costs, net profit/(loss)
attributable to equity owners of the parent, profit/(loss) before tax and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council provided guidance for the calculation of cash operating costs, the calculation of cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are useful indicators to investors and our management of an individual mine's performance and of the performance of our operations as a whole as they provide:
· an indication of a mine’s profitability and efficiency;
· the trend in costs;
· a measure of a mine's margin per kilogram, by comparison of the cash operating costs per kilogram by mine to the price of gold; and
· a benchmark of performance to allow for comparison against other mines and mining companies.
Capital expenditure (cash) is the actual cash flow for the particular fiscal period as taken from the statement of cash flows for additions to property, plant and equipment under investing activities.
A reconciliation of cash operating costs to operating costs as per our operating segment, all-in sustaining costs and all-in costs for each of the three years ended June 30, 2013, 2012 and 2011 is presented below. In addition, we have also provided below details of the amount of gold produced by each mine for each of those periods.

For the year ended June 30, 2013
(in R'000, except as otherwise noted)
Continuing Operations
Discontinued
operation
1
Ergo
ERPM
2
Other
2
Total
Total
Cash operating costs
3
............................................................... 1,414,904 - -
1,414,904
-
1,414,904
Movement in gold in process .................................................... (17,727) - -
(17,727)
-
(17,727)
Net operating costs
1,397,177 - -
1,397,177
-
1,397,177
Plus:
Administration expenses, general costs and other .................. 68,950 21,201 24,028
114,179
-
114,179
Movement in provision for environmental
rehabilitation ........................................................................
35,694 22 (20,382)
15,334
-
15,334
Unwinding of rehabilitation provision .....................................
31,982 1,555 -
33,537
-
33,537
Sustaining capital .................................................................... 95,071 9,052 86
104,209
-
104,209
All-in sustaining costs ........................................................
1,628,874 31,830 3,732
1,664,436
-
1,664,436
Plus:
Retrenchment costs .............................................................. - - 565
565
-
565
Care and maintenance costs .................................................. - 20,251 -
20,251
-
20,251
Ongoing rehabilitation expenditure ....................................... 45,444 - -
45,444
-
45,444
Capital recoupment .............................................................. (131) (11,356) (15,000)
(26,487)
-
(26,487)
Non-sustaining capital ........................................................... 261,470 - 22,337
283,807
-
283,807
All-in costs ............................................................................
1,935,656 40,725 11,634
1,988,016
-
1,988,016
Gold produced (ounces) ............................................................. 146,381 - -
146,381
-
146,381
Gold produced (kilograms) ........................................................ 4,553 - -
4,553
-
4,553
Cash operating costs per kilogram (R per kilogram) .................
310,763 - -
310,763
-
310,763
All-in sustaining costs per kilogram (R per kilogram) ...............
357,758 - -
365,569
-
365,569
All-in costs per kilogram (R per kilogram) ............................... 425,139 - -
436,638
-
436,638
1
Fiscal 2013 had no discontinued operations.
2
Relates to other non-core operating entities within the Group and is included under ‘Corporate head office and other’ in our segmental reporting.
3
Cash operating costs equate to cash operating costs of production.

For the year ended June 30, 2012
(in R'000, except as otherwise noted)
Continuing Operations
Discontinued
operation
Ergo
1
ERPM
2
Other
2
Total             Blyvoor
3
Total
Cash operating costs
4
............................................................... 1,151,400 - -
1,151,400
1,052,197
2,203,597
Movement in gold in process .................................................... (9,427) - -
(9,427)
(5,283)
(14,710)
Net operating costs
1,141,973 - -
1,141,973
1,046,914
2,188,887
Plus:
Administration expenses, general costs/(income) and other .. 64,105 (277) 33,797
97,625
25,613
123,238
Movement in provision for environmental
rehabilitation ........................................................................
48,292 9,861 1,333
59,486
(301)
59,185
Unwinding of rehabilitation provision .................................... 5,153 928 -
6,081
1,211
7,292
Sustaining capital ....................................................................                    77,578
25
18,513                 96,116
82,939
179,055
All-in sustaining costs .......................................................
1,337,101 10,537 53,643
1,401,281
1,156,376
2,557,657
Plus:
Retrenchment costs .............................................................. - - -
-
43,747
43,747
Care and maintenance costs ...................................................
- 29,299 -
29,299
-
29,299
Ongoing rehabilitation expenditure ....................................... 39,445 7,702 148
47,295
990
48,285
Capital recoupment ...............................................................
- (287) -
(287)
-
(287)
Non-sustaining capital ...........................................................  140,294 - -
140,294
-
140,294
Total costs ..............................................................................
1,516,840 47,251 53,791
1,617,882
1,201,113
2,818,995
Gold produced (ounces) ............................................................. 135,708 - -
135,708
96,645
232,353
Gold produced (kilograms) ........................................................ 4,221 - -
4,221
3,006
7,227
Cash operating costs per kilogram (R per kilogram) ..................
272,779 - -
272,779
350,032
304,912
All-in sustaining costs per kilogram (R per kilogram) ................
316,774 - -
331,978
384,689
353,863
All-in costs per kilogram (R per kilogram) ................................
359,356 - -
383,294
399,572
390,064
1
Ergo include Ergo, ErgoGold, Crown and ERPM’s surface Cason operation.
2
Relates to other non-core operating entities within the Group and is included under ‘Corporate head office and other’ in our segmental reporting.
3
Blyvoor was sold on June 1, 2012, and has been classified as a discontinued operation. Comparable prior year numbers have been adjusted to distinguish between continuing- and discontinued operations where relevant.
4
Cash operating costs equate to cash operating costs of production.

For the year ended June 30, 2011
(in R'000, except as otherwise noted)
Continuing Operations
Discontinued
operation
Ergo
1
ERPM
2
Other
2
Total
Continuing
Operations          Blyvoor
3
Total
Group
Cash operating costs
4
............................................................... 980,746 - -
980,746
1,091,941
2,072,687
Movement in gold in process .................................................... (8,267) - -
(8,267)
23,879
15,612
Operating costs
972,479
-                     -
972,479
1,115,820
2,088,299
Plus:
Administration expenses, general costs and other .................. 12,588 15,243 39,720
67,551
26,620
94,171
Movement in provision for environmental
rehabilitation .........................................................................
36,352 11,049 (483)
46,918
5,649
52,567
Unwinding of rehabilitation provision ......................................
7,303 1,053 -
8,356
1,049
9,405
Sustaining capital ................................................................... 56,223 207 5,473
61,903
94,367
156,270
All-in sustaining costs .........................................................
1,084,945
27,552            44,710             1,157,207
1,243,505
2,400,712
Plus:
Retrenchment costs ............................................................... - 839 -
839
-
839
Care and maintenance costs ................................................... - 24,892 -
24,892
-
24,892
Ongoing rehabilitation expenditure ........................................ 32,311 9,047 167
41,525
1,453
42,978
Capital addition/(recoupment) ............................................... - - 10,464
10,464
-
10,464
Non-sustaining capital ............................................................ 149,110 - -
149,110
-
149,110
All-in costs .............................................................................
1,266,366
62,330            55,341             1,384,037
1,244,958
2,628,995
Gold produced (ounces) ............................................................. 144,065 - -
144,065
121,114
265,179
Gold produced (kilograms) ........................................................ 4,481 - -
4,481
3,767
8,248
Cash operating costs per kilogram (R per kilogram) .................
218,868 - -
218,868
289,870
251,296
All-in sustaining costs per kilogram (R per kilogram) ...............
242,121 - -
258,247
330,105
291,066
All-in costs per kilogram (R per kilogram) ............................... 282,608 - -
308,868
330,491
318,743
1
Ergo include Ergo, ErgoGold, Crown and ERPM’s surface Cason operation.
2
Relates to other non-core operating entities within the Group and is included under ‘Corporate head office and other’ in our segmental reporting.
3
Blyvoor was sold on June 1, 2012, and has been classified as a discontinued operation. Comparable prior year numbers have been adjusted to distinguish between continuing- and discontinued operations where relevant.
4
Cash operating costs equate to cash operating costs of production.

Capital expenditure (cash)
During fiscal 2013, total capital expenditure (cash) was R382.4 million, compared to R333.2 million in fiscal 2012, an increase of 15%. Capital expenditure increased primarily as a result of the new flotation and fine-grind project. In fiscal 2013,
Ergo spent R261.5 million on the flotation and fine-grind project, R11.7 million on the Brakpan tailings facility, R20.5 million on the Cason high grade plant, R30.4 million on the Angelo Pan reclamation and pipeline, R26.3 million on infrastructure upgrades and R5.5 million on other equipment. The corporate head office had capital expenditure amounting to R13.5 million relating to the exploration in Zimbabwe. For a detailed summary of capital expenditure, see Item 4D.: “ Property, Plant and Equipment”.
During fiscal 2012, total capital expenditure (cash) was R333.2 million, compared to R317.3 million in fiscal 2011, an increase of 5%. Capital expenditure increased primarily as a result of the new flotation and fine-grind project and the completion of the Crown/Ergo pipeline project. In fiscal 2012, Ergo spent R33.9 million on the Crown/Ergo pipeline project, R50.7 million on the extension of the Brakpan tailings facility, R15.5 million on the refurbishment of the Ergo plant, R38.5 million on the new flotation and fine-grind project, R49.0 million on infrastructure upgrades equipment, R14.2 million on the tailings facilities and
R16.1 million to replace old equipment and acquire new equipment. Blyvoor spent R50.3 million on opening up and development,
R23.3 million on equipment and R9.3 million on other equipment and the tailings facilities. The corporate head office had capital expenditure amounting to R21.7 million relating to property, R7.8 million relating to the exploration in Zimbabwe and R2.9 million on other equipment. For a detailed summary of capital expenditure, see Item 4D.: “ Property, Plant and Equipment”.
Subsequent to June 30, 2013 and up to September 30, 2013 we spent R52.4 million on capital expenditure relating mainly to:
· Ergo's construction of the flotation plant amounting to R43.8 million, the Benoni slurry line amounting to R3.1 million, the
  Brakpan tailings facility amounting to R2.7 million, the Daggafontein rehabilitation expenditure amounted to R1.5 million and security fencing upgrading amounted to R1.3 million.
Ore Reserves
As at June 30, 2013, our Ore Reserves were estimated at 1.7 million ounces, as compared to 1.8 million ounces at
June 30, 2012, representing an 8% decrease. The decrease was mainly due to depletion. As at June 30, 2012, our Ore Reserves were estimated at 1.8 million ounces, as compared to approximately 6.3 million ounces at June 30, 2011, representing a 71% decrease. The decrease was due to the disposal of Blyvoor which comprised 68% of the 6.3 million reserves at the end of fiscal 2011.
We seek to increase our attributable Ore Reserves through exploration and to acquire additional new Ore Reserves.
Year ended June 30,
2013
2012
2011
Ounces    Kilograms
Ounces
Kilograms
Ounces
Kilograms
‘000
‘000
‘000
Continuing operations
Ergo
1
......................................................... 1,676
52,127              1,825             56,961             1,997             62,111
Discontinued operation
Blyvoor .................................................... -
-                     -                      -
4,339 134,963
Total Ore Reserves ...................................
1,676            52,127
1,825             56,961              6,336           197,074
Our Ore Reserves presented in Item 4B.: “Business Overview” and above are prepared using three year average gold prices at the time of reserve determination for each year presented. For purposes of our financial statements, depreciation and impairment of property, plant and equipment is determined based upon our "recoverable minerals", which means Proven and Probable Ore
Reserves, which are calculated using our life of mine business plans and the gold price at the end of each financial year.
¹ After the restructuring, Ergo’s Ore Reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Crown's Ore Reserves have also been included under Ergo.

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
This rate is then applied to actual costs capitalized to date to arrive at the depreciation expense for the period. Proven and Probable
Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves. Changes in management’s estimates of the quantities of economically recoverable reserves impact depreciation on a prospective basis. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management’s estimate of the total Proven and
Probable Ore Reserves would impact the depreciation charges recorded in our consolidated financial statements. The prevailing market price of gold at the end of the financial year was R328,155, R408,381 and R378,158 per kilogram for the fiscal years ended June 30, 2011, 2012 and 2013, respectively.
Impairment of property, plant and equipment
The carrying amounts of assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash operating costs of production, all based on life of mine business plans. The term “recoverable minerals” means Proved and Probable Ore Reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R328,155, R408,381 and R378,158 per kilogram for the fiscal years ended June 30, 2011, 2012 and 2013, respectively. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets, or the cash-
generating unit. An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss.
The recoverable amount of property, plant and equipment is generally determined utilizing discounted future cash flows. We also consider such factors as our market capitalization, the quality of the individual ore body and country risk in determining the recoverable amount. During fiscal 2013, R110.2 million (fiscal 2012: Rnil, and fiscal 2011: R546.6 million) was recorded as an impairment at a specific asset level.

In fiscal 2013, we calculated the recoverable amount based on updated life-of-mine business plans, a gold price of R410,473 per kilogram in year one escalating at 6.7% per annum, and a discount rate of 14.9%. With a 10% reduction in the gold price to
R369,425 per kilogram, an impairment of R1,097.4 million would be raised, or at an increase in the discount rate of 1.9 percentage points (13%) to 16.8%, the group would begin impairment of the mining assets. The increase in discount rate from 14.4% in fiscal
2012 to 14.9% in fiscal 2013, was mainly as a result of the increase in the group’s risk premium from 9.6% in fiscal 2012 to 10.1% in fiscal 2013. The increase in the escalation rate from 5.3% in fiscal 2012 to 6.7% in fiscal 2013 was a result of a 22% weaker exchange rate forecast of the rand against the dollar from R9.1150 in fiscal 2012 to R11.0952 in fiscal 2013 .
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
The R110.2 million impairment in fiscal 2013, consisted of R52.4 million against Ergo's property, plant and equipment
(R40.0 million for surface dumps and R12.4 million for plant equipment), R8.6 million against ERPM’s plant equipment and
R49.2 million to Chizim Gold's exploration assets.
The R546.6 million impairment in fiscal 2011, related to Blyvoor which represented one cash generating unit. A discount rate of 14.4%, together with further risk adjustments to future cash flows were used in determining the impairment. Management also took into consideration as part of their reasonableness assessment, a sensitivity analysis and the fact that Blyvoor was under business rescue proceedings, with the business rescue plan not being approved as at the end of fiscal 2011. Further considerations included the group's market capitalization, which were lower than the group's net asset value before the impairment had been raised.
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
The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows. We consider all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors included profitability of the operations and an estimate of the gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. As at June 30, 2013 we recognized a deferred tax asset of R2.9 million (June 30,
2012: R38.3 million and June 30, 2011: R69.2 million). The amount recognized at June 30, 2013 was based on a future gold price receivable of R410,473 per kilogram in year one, escalating at an average of 6.7% per annum.
Reclamation and environmental costs
The decommissioning provision for environmental rehabilitation represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognized and included within mining properties. Provisions for environmental rehabilitation are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the obligation is included in profit or loss. Estimated future costs of environmental rehabilitation are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the related asset but taken to profit or loss if there is no related asset left. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on our environmental management plans in compliance with current technological, environmental and regulatory requirements.
An average discount rate of 7.6%, average inflation rate of 5.4% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (fiscal 2012: average discount rate of 7.3%, average inflation rate of 5.4% and fiscal 2011: average discount rate of 8.5% and inflation rate of 6.0%). During fiscal 2013 there was a net decrease in the provision of R6.4 million which was credited to property, plant and equipment for Ergo, and a reduction amounting to R22.5 million for rehabilitation costs incurred (during fiscal 2012 there was a net increase in the provision of R13.4 million which was capitalized to property, plant and equipment for Ergo, representing an increase in its respective footprints and a reduction amounting to R19.8 million for rehabilitation costs incurred). As a result of the disposal of Blyvoor the provision for environmental rehabilitation decreased by R46.0 million in fiscal 2012.

The restoration provision for environmental rehabilitation represents the costs of restoring site damage after the start of production. Increases in the provision are recognized in profit or loss as a cost of production. Gross restoration liabilities are estimated at the present value of the expenditures expected to settle the obligation.
Charges to profit or loss for the environmental rehabilitation of R15.3 million, R59.2 million and R52.6 million were raised in fiscal 2013, 2012 and 2011, respectively. Unwinding of the provisions amounting to R33.5 million, R7.3 million and R9.4 million were recorded in fiscal 2013, 2012 and 2011, respectively.
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
Operating results
Comparison of financial performance for the fiscal year ended June 30, 2013 with fiscal year ended June 30, 2012
Revenue
The following table illustrates the year-on-year change in revenue by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2013 in comparison to fiscal 2012:
Impact of change in volume
R’000
Total
revenue
2012          Disposals
Internal
growth/
(decline)
Impact of
change in
price       Net change
Total
revenue
2013
Ergo
1
.........................................
1,764,191                        -
138,761
173,544            312,305
2,076,496
Blyvoor
2
................................... 1,240,073 (1,240,073) - - (1,240,073) -
Total Operations ...................
3,004,264
(1,240,073)
138,761
173,544
(927,768)
2,076,496
Revenue for fiscal 2013 decreased by R927.8 million, or 31%, to R2,076.5 million, mainly due to the disposal of Blyvoor on June 1, 2012. The increase in revenue for Ergo was largely due to a 9% increase in the average rand gold price received amounting to R458,084 per kilogram and an 8% increase in gold produced from continuing operations.
Net operating costs
The following table illustrates the year-on-year change in net operating costs by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2013 in comparison to fiscal 2012:
Impact of change in volume
R’000
Net
operating
costs
2012         Disposals
Internal
growth/
(decline)
Impact of
change in
costs       Net change
Net
operating
costs
2013
Ergo
1
......................................... 1,141,973 - 89,821 165,383 255,204 1,397,177
Blyvoor
2
....................................
1,046,914       (1,046,914)                          -                        -
(1,046,914)                         -
Total .........................................
2,188,887       (1,046,914)
89,821
165,383           (791,710)          1,397,177
1
Due to the restructuring on July 1, 2012 ErgoGold, Ergo Mining, Crown and the surface retreatment operation of ERPM have all been transferred into Ergo Mining. However, this did not result in a change in the Ergo operating segment.
2
Blyvoor was sold on June 1, 2012.

The following table lists the major components of operating costs for each of the years set forth below:
Years ended June 30,
Costs
2013
2012
Labor .............................................................................................................................................
17%                   32%
Specialized service providers ..........................................................................................................
19%                   12%
Consumables and other ................................................................................................................... 46% 37%
Electricity and water ....................................................................................................................... 18% 19%
Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2013 decreased by 36% to R1,397.2 million compared to operating costs of R2,188.9 million in fiscal 2012. This decrease was mainly as a result of the disposal of Blyvoor on June 1, 2012.
Rehabilitation provision and amounts contributed to environmental trust funds
As of June 30, 2013, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
R524.3 million as compared to R504.3 million at June 30, 2012. The increase in the provision for environmental rehabilitation in fiscal 2013 was due to changes in discount and inflation rate assumptions, changes in estimates resulting from changes to the life-of-
mines and additional environmental damage incurred which was off-set by a R22.5 million reduction in the provision resulting from rehabilitation work conducted during fiscal 2013. In fiscal 2013, an expense of R15.3 million (fiscal 2012: R59.2 million) and the unwinding of the provision of R33.5 million (fiscal 2012: R7.3 million) was recorded in profit or loss.
A total of R86.4 million was invested in our various environmental trust funds as at the end of fiscal 2013, as compared to R106.3 million for fiscal 2012. The decrease is attributable to the derecognition of the DRDGOLD rehabilitation trust fund, amounting to R25.6 million, due to the relinquishment of the fund to the buyer of the relating mining rights over the Durban
Roodepoort Deep mine area. The decrease was partially offset by a R5.6 million increase for interest received on these funds during fiscal 2013. A total of R90.7 million was invested in funds held in insurance instruments to provide financial guarantees to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the respective mining operations, the proceeds on the disposal of remaining assets and gold from plant clean-up.
Depreciation
Depreciation charges were R143.8 million for fiscal 2013 compared to R120.9 million for fiscal 2012. The increase was mainly attributable to the completion of the Crown/Ergo pipeline project during May 2012, which was depreciated for a full year in fiscal 2013.
Retrenchment costs
Retrenchment costs decreased to R0.6 million in fiscal 2013 from R43.7 million in fiscal 2012. In fiscal 2012, these costs related to the closure of the Number 4 and 6 shafts at Blyvoor, resulting in the retrenchment of 1,542 employees.
Impairments
In fiscal 2013, an impairment amounting to R238.0 million was recognized. The impairment consisted of R110.2 million against property, plant and equipment at a specific asset level, R101.3 million against our investment in Village and R25.6 million for the derecognition of the DRDGOLD rehabilitation trust fund.
Administration expenses and general costs
The administration expenses and general costs decreased in fiscal 2013 to R78.1 million from R121.5 million in fiscal
2012, a decrease of R43.4 million. In fiscal 2013, administration expenses and general costs included a non-recurring gain on disposal of property amounting to R19.3. In fiscal 2012, administration expenses and general costs included a non-recurring loss of approximately R9.6 million relating to the loss on the sale of property, plant and equipment.
Finance income
Finance income increased from R33.4 million in fiscal 2012 to R66.0 million in fiscal 2013. The increase was mainly due to dividends received from available-for-sale financial assets in fiscal 2013, amounting to R32.5 million.

Finance expenses
Finance expenses increased from R17.7 million in fiscal 2012 to R42.0 million in fiscal 2013. The increase was mainly attributable to the unwinding of the rehabilitation provision amounting to R33.5 million in fiscal 2013 compared to R7.3 million in fiscal 2012. In addition, the interest paid on the Domestic Medium Term Note Program (see Item 5B. “Liquidity and Capital
Resources – Borrowings and Funding”) increased with the increase in borrowings from R30.7 million in fiscal 2012 to R167.6 million in fiscal 2013.
Income tax
The net tax charge of R44.9 million for fiscal 2013 consisted of a current taxation credit of R8.7 million which includes a
R12.8 million prior year over provision and a deferred tax charge of R53.6 million. This compares to a net tax charge of
R8.0 million for fiscal 2012 consisting of a current taxation charge of R12.5 million, a deferred tax credit of R9.0 million and secondary tax on companies amounting to R4.5 million. The year-on-year increase in the net tax charge was mainly due to the increased profitability of Ergo.
Comparison of financial performance for the fiscal year ended June 30, 2012 with fiscal year ended June 30, 2011
Revenue
The following table illustrates the year-on-year change in revenue by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2012 in comparison to fiscal 2011:
Impact of change in volume
R’000
Total
revenue
2011         Disposals
Internal
growth/
(decline)
Impact of
change in
price       Net change
Total
revenue
2012
Ergo
1
.........................................
1,379,459                        -
(80,040)
464,772             384,732
1,764,191
Blyvoor
2
.................................... 1,185,860 (112,734) (126,830) 293,777 54,213 1,240,073
Total Operations ....................
2,565,319
(112,734)
(206,870)
758,549
438,945
3,004,264
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
Net operating costs
The following table illustrates the year-on-year change in net operating costs by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2012 in comparison to fiscal 2011:
Impact of change in volume
R’000
Net
operating
costs
2011          Disposals
Internal
growth/
(decline)
Impact of
change in
costs       Net change
Net
operating
costs
2012
Ergo
1
......................................... 972,479 - (56,426) 225,920 169,494 1,141,973
Blyvoor
2
................................... 1,115,820
(95,174)           (130,241)             156,509            (68,906)
1,046,914
Total ........................................
2,088,299             (95,174)           (186,667)             382,429            100,588
2,188,887
The following table lists the major components of operating costs for each of the years set forth below:
Years ended June 30,
Costs
2012
2011
Labor ............................................................................................................................................. 32% 35%
Specialized service providers .......................................................................................................... 12% 12%
Consumables and other .................................................................................................................. 37% 35%
Electricity and water ...................................................................................................................... 19% 18%
1
Ergo includes ErgoGold , Ergo Mining, Crown and the surface retreatment operation of ERPM.
2
Blyvoor was sold on June 1, 2012.

As gold mining in South Africa is very labor intensive, labor costs and specialized service providers are one of the largest components of operating costs. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2012 increased by 5% to R2,188.9 million compared to operating costs of R2,088.3 million in fiscal 2011. This increase was mainly as a result of above inflation increases in labor, electricity and consumable costs at both Ergo and Blyvoor.
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
Impairments
In fiscal 2012, an impairment amounting to R1.1 million was taken against the West Witwatersrand Gold Mines
Proprietary Limited rehabilitation trust fund, due to the disposal of the relating mining rights over the West Wits mining lease area.
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

Income tax
The net tax charge of R8.0 million for fiscal 2012 comprises a current taxation charge of R12.5 million, a deferred tax credit of R9.0 million and secondary tax on companies amounting to R4.5 million. This compares to a net tax charge of
R32.2 million for fiscal 2011, which comprises a current taxation charge of R1.2 million, a deferred tax charge of R25.9 million and secondary tax on companies amounting to R5.1 million. The year-on-year decrease in the net tax charge was mainly due to recognition of a R26.9 million deferred tax asset attributable to Ergo Mining for tax losses previously not recognized.
5B. LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities
Net cash of R502.3 million (fiscal 2012: R621.2 million and fiscal 2011: R324.0 million) was generated by operating activities for fiscal 2013. During fiscal 2013, the net working capital movement represented an outflow of cash of R42.2 million, compared to an inflow of R63.5 million in fiscal 2012 and an outflow of R3.3 million in fiscal 2011. Cash generated from operating activities decreased largely due to the disposal of Blyvoor on June 1, 2012, which represented R137.1 million of the cash generated from operating activities in fiscal 2012. Cash generated from operating activities in fiscal 2012 increased largely due to the 36%
increase in the average rand gold price, which resulted in a significant rise in the group’s revenue.
Cash flows from investing activities
Net cash utilized by investing activities amounted to R429.4 million in fiscal 2013 compared to R413.3 million in fiscal
2012 and R335.2 million in fiscal 2011.
In fiscal 2013, cash utilized by investing activities mainly consisted of R382.4 million in additions to property, plant and equipment, R58.3 million in acquisition of investments and R22.5 million spent on environmental rehabilitation payments. In fiscal
2012, cash utilized by investing activities mainly consisted of R333.2 million in additions to property, plant and equipment,
R63.2 million in acquisitions of investments, and R19.8 million spent on environmental rehabilitation payments. In fiscal 2011, cash utilized by investing activities mainly consisted of R317.3 million in additions to property, plant and equipment, of which R176.8 million related to the Crown/Ergo pipeline project. In addition, R22.6 million was spent on environmental trust funds and rehabilitation payments.
Total capital expenditure (cash) for fiscal 2013 was R382.4 million. Capital expenditure was predominantly on the Flotation and fine-grind project, Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for fiscal 2013 included:
· Ergo spent R261.5 million on the flotation and fine-grind project, R11.7 million on the Brakpan tailings facility, R20.5 million on the Cason high grade plant, R30.4 million on the Angelo Pan reclamation and pipeline, R26.3 million on infrastructure upgrades equipment, and R5.5 million on other equipment.
· The corporate head office had capital expenditure amounting to R13.5 million relating to the exploration in Zimbabwe.
Total capital expenditure (cash) for fiscal 2012 was R333.2 million. Capital expenditure was predominantly on the
Crown/Ergo pipeline project, Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for fiscal 2012 included:
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
We anticipate decreasing our capital expenditure in fiscal 2014 by about 58% compared to fiscal 2013. We expect to incur R150.7 million on capital expenditure for mining equipment, upgrading of current metallurgical plants and tailings facilities as follows:
· Ergo – R148.8 million; and
· Other – R1.9 million.
Cash flows from financing activities
Net cash inflow from financing activities was R5.7 million in fiscal 2013 compared to a net cash outflow of R168.6 million in fiscal 2012 and the net cash inflow of R81.3 million in fiscal 2011.
During fiscal 2013, the net cash inflow consisted of R163.3 million raised through a Domestic Medium Term Note Program, which has been offset by R30.7 million repayments of loans and borrowings, R24.1 million share option buy-out and a dividend payment of R103.1 million.
During fiscal 2012, the net cash outflow consisted of R96.2 million for repayments of loans and borrowings, R58.2 million for the acquisition of treasury shares and a dividend payment of R28.9 million, which were offset by proceeds of R13.5 million on disposal of treasury shares.
During fiscal 2011, the net cash inflow consisted of R108.0 million raised through a Domestic Medium Term Note Program, which had been offset by an R8.3 million repayment of borrowings and a dividend payment of R19.2 million.
Cash and cash equivalents
Cash and cash equivalents as at June 30, 2013 amounted to R377.2 million compared to R298.5 million in fiscal 2012 and
R259.1 million in fiscal 2011. This included $0.6 million as at June 30, 2013 compared to $1.1 million in fiscal 2012 and $2.5 million in fiscal 2011, the remainder of the cash and cash equivalent balances were denominated in South African rand. Surplus cash is held in low-risk, high interest bearing products with various large financial institutions.
Borrowings and funding
Borrowing and funding requirements are not seasonal and there are no legal or economic restrictions on the transfer of funds from subsidiaries.
Our external sources of capital include the issuance of debt, bank borrowings, loan notes and the issuance of equity securities, which include the following:
On October 1, 2010 EMO established a R500 million Domestic Medium Term Note Program, or DMTN Program, under which it could from time to time issue notes. On October 1, 2010, EMO issued R108 million in notes under the DMTN Program and maturity dates of 12 and 24 months from the date of issue and interest set at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum. The loan notes with a 12 month maturity, amounting to R78.0 million, were repaid on October 3,
2011. The remaining loan notes with a 24 month maturity, amounting to R30.0 million, were repaid on October 3, 2012. The
EMO DMTN Program was cancelled and has been replaced by the DRDGOLD DMTN Program below.
On July 2, 2012, DRDGOLD established a R2.0 billion DMTN Program under which it may from time to time issue notes. This DMTN Program replaces the DMTN Program established by EMO on October 1, 2010. In July and September 2012,
DRDGOLD issued R165 million in notes under the DMTN Program and maturity dates of 12, 24 and 36 months from the date of issue and bearing interest at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum. The loan notes with a
12 month maturity, amounting to R54.0 million, are repayable on September 15, 2013. The remaining loan notes with a 24 and 36 month maturity, amounting to R66.0 million and R45.0 million, respectively, are repayable on July 3, 2014 and July 3, 2015, respectively.

Anticipated funding requirements and sources
At June 30, 2013, we had cash and cash equivalents of R377.2 million, and positive working capital (defined as current assets less current liabilities) of R359.1 million, compared to cash and cash equivalents of R298.5 million and positive working capital of R209.7 million at June 30, 2012 and cash and cash equivalents of R259.1 million and positive working capital of
R100.0 million at June 30, 2011. At September 30, 2013, our cash and cash equivalents were R331.3 million.
Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet our anticipated commitments for fiscal 2014 as described above.
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
5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Currently and for the last three years the costs associated with our research and development is not significant and we have no registered patents or licenses.
5D. TREND INFORMATION
During the first quarter of fiscal 2014, we produced 33,597 ounces at average cash cost of R373,433 per kilogram from our operations. Gold production from our operations for the second quarter of fiscal 2014 is expected to be in line with the first quarter results. Cash operating costs for the second quarter of fiscal 2014 are expected to be slightly lower due to winter tariffs for electricity applying for two months of the first quarter of fiscal 2014.
For the full year fiscal 2014, we are expecting gold production from our operations of 140,000 to 150,000 ounces at cash operating costs of approximately R350,000 per kilogram, based on an exchange rate assumption of approximately $1.00/R10.04. Our ability to meet the full year’s production target could be impacted by, amongst other factors, lower grades, failure to achieve the targets set at Ergo and failure to timely complete the flotation and fine-grind project. We are also subject to cost pressures due to above inflation increases in labor costs, electricity and water prices; increases in crude oil, steel, unforeseen changes in ore grades and recoveries; unexpected changes in the quality or quantity of reserves; technical production issues; environmental and industrial accidents; gold theft; environmental factors; and pollution, which could adversely impact the cash operating costs for fiscal 2014.
5E. OFF-BALANCE SHEET ARRANGEMENTS
The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Estimated and actual payments due by period
Total
Less than
1 year
Between
1-3 years
Between
3-5 years
More than 5
years
R’000
R’000
R’000
R’000
R’000
Loan notes (including interest) ............................................. 188,841 28,142
160,699                -
-
Purchase obligations – contracted capital expenditure
1
........ 12,460 12,460
-                -
-
Environmental rehabilitation, reclamation and closure
costs
2
.................................................................................... 524,322 24,570
-     176,592
323,160
Operating leases .................................................................. 3,429 1,648
1,781                -
-
Total contractual cash obligations .................................
729,052
66,820
162,480     176,592
323,160
5G. SAFE
HARBOR
See “Special Note regarding Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2013 and as of
June 30, 2012, our board consisted of six directors.
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
Executive Directors
Daniël Johannes Pretorius (46) Chief Executive Officer. Mr. D.J. Pretorius was appointed as Chief Executive Officer
Designate on August 21, 2008. On January 1, 2009 he succeeded Mr. John William Cornelius Sayers as Chief Executive Officer. Mr.
Pretorius holds a B Proc, LLB degree and was appointed Group Legal counsel for the Company in September 2004, he was appointed as Chief Executive Officer of Ergo Mining Operations in July 2006. He has 20 years of experience in the mining industry.
Craig Clinton Barnes (43) Chief Financial Officer. Mr. C.C. Barnes joined the Company in August 2004 as Group Financial
Accountant. A Chartered Accountant, he has a B Com degree from the University of the Witwatersrand, or Wits University, and a B
Com Honors degree from the University of South Africa, or Unisa. Prior to joining the Company, he was head of financial reporting for Liberty Group Limited and he has over 19 years financial experience. He was appointed as Chief Financial Officer of Ergo
Mining Operations in July 2006 and as Chief Financial Officer of DRDGOLD in May 2008. Mr. C.C. Barnes has resigned as executive director and Chief Financial Officer with effect January 1, 2014. The Company is in the process of selecting its new Chief
Financial Officer and an appropriate announcement will be made when the process is finalized.
1
Represents planned capital expenditure for which contractual obligations exist.
2
Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D.: “Property, Plant and Equipment” and Note 17 “Provision for environmental rehabilitation, reclamation and closure costs” under Item 18.: “Financial Statements”.

Non-Executive Directors
Geoffrey Charles Campbell (52). Mr. G.C. Campbell was appointed as Non-Executive Director in 2002, as a Senior
Independent Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on gold mines in Wales and Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the Merrill Lynch Investment Manager’s Gold and General Fund, one of the largest gold mining investment funds. He was also Research Director for Merrill Lynch Investment Managers. Mr. G.C. Campbell is also a director of
Oxford Abstracts.
Robert Peter Hume (73). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. He has 43 years experience in the field of auditing, including 18 years as a partner in the East London (South Africa) office of KPMG. Since retiring from KPMG in
1999, he has been an Investment Manager at Nvest Securities Proprietary Limited (formerly Sasfin Frankel Pollak) in East London.
James Turk (66). Mr. J. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of
GoldMoney Network Limited, formerly G.M. Network Limited (also known as GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George Washington University with a BA degree in International Economics in
1969, he has specialized in international banking, finance and investments. After starting his career with Chase Manhattan Bank (now
J.P. Morgan Chase) he joined RTB Inc., a private investment and trading company of a prominent precious metals trader in 1980. He moved to the United Arab Emirates in 1983 as Manager of the Commodity Department of the Abu Dhabi Investment Authority.
Since resigning from this position in 1987, he has written frequently on money and banking.
Edmund Jeneker (51). Mr. E.A. Jeneker (IEDP (Wits), M.Inst.D., SAIPA,) was appointed a Non-Executive Director on
November 1, 2007. He trained as an accountant and has over 22 years’ experience in finance, taxation, business strategy and general management at Grant Thornton, SwissReSA, World Bank Competitiveness Fund and Deloitte. He is active in community development and serves as a member of the Provincial Development Commission of the Western Cape Provincial Government.
He currently holds the position of Managing Director – Absa AllPay Consolidated Investment Holdings at Absa Group Limited.
Senior Management
Wilhelm Jacobus Schoeman (39) Executive Officer Business Development. Mr. W.J. Schoeman (Dip Analytical Chemistry,
BTech Analytical Chemistry) joined DRDGOLD on October 1, 2011 to focus on expanding the group’s surface retreatment business and extracting maximum value from existing resources. He also has a chief executive role at Western Utilities (which recently listed on the JSE AltX as Mine Restoration Investments).
David Johannes Botes (56) Group Risk Manager. Mr. D.J. Botes (Dip Comm, HDip Tax) joined DRDGOLD on
September 7, 1988 as Group Financial Manager. He was appointed Group Risk Manager on February 1, 2003. He has 30 years of financial management experience.
Jacob Hendrik Dissel (55) Group Financial Manager. Mr. J.H. Dissel (B Comm Hons) joined DRDGOLD as Group
Financial Manager in October 1999. He has 30 years experience in the mining industry.
Themba John Gwebu (49) Executive Officer: Legal, Compliance and Company Secretary. Mr. T.J. Gwebu (B Iuris, LLB,
LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He
was appointed to the position of Company Secretary in April 2005 and Executive Officer: Legal, Compliance and Company
Secretary on January 1, 2007.
Henry Gouws (44) Managing Director: Ergo. Mr. H. Gouws graduated from Technicon Witwatersrand and obtained a
National Higher Diploma in Extraction Metallurgy in 1991. He completed a MDP in 2003 through Unisa School of Business
Leadership. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He was appointed to this current position with effect from October 1, 2011. He has 26 years experience in the mining industry.
Mark Burrell (51) Financial Director: Ergo. Mr. M. Burrell holds a BComm Accounting degree and completed a
Management Development Programme. Mr. M. Burrell joined DRDGOLD in 2004 on a consulting basis and later that year was appointed as Financial Manager of the Blyvooruitzicht operation. He was appointed as Financial Director of Ergo Mining in January
2012 and has 15 years experience in the mining sector.
Kevin Peter Kruger (45) Technical Director: Ergo. Mr. K.P. Kruger holds a BSc degree in mechanical engineering from
Wits University and joined the Company in 1994. Previously the Engineering Manager at the Company’s North West Operations and
Managing Director at Chizim Gold, he was appointed to his current position with effect from September 1, 2013.
Charles Methley Symons (59) Chief Operating Officer. Mr. C.M. Symons commenced his career in the mining industry in
February 1977 and joined Crown in January 1986 where he was appointed General Manager in 1995. He holds a Masters degree in
Business Leadership and a B Comm degree from Unisa, and he also has a National Diploma in Extractive Metallurgy. He was appointed Executive Officer: Surface Operations on January 1, 2008, Executive Officer: Operations on May 11, 2010 and Chief
Operating Officer with effect from October 1, 2011.

Martin Bruce Ebell (55) Manager Metallurgical Technical Services. Mr. M.B. Ebell joined the Company in 2008 as
Manager Metallurgical Technical Services. He was previously employed by Bateman Minerals and Metals, Alex Steward Assayers,
Dowding Reynard and Associates, Millsell/Henry Gould and Rand Mines, and has 32 years of experience in the field of extractive metallurgy in various managerial, consulting and project engineering positions. He is registered professional engineer and a member of SAIMM and MMMA and holds a MEng (MEM) USA, BSc (Eng) Minerals Processing, B Comm degrees and a MDP certificate.
Barry Gordon de Blocq (51) General Manager Corporate Services. Mr. de Blocq joined DRDGOLD in September 1998 from AngloGold, where he was Divisional Industrial Relations Manager. He holds a B Soc Sc, degree and was promoted to his current position on January 1, 2010. He has 26 years experience in the mining industry.
Reneiloe Masemene (32) Senior Legal Advisor. Ms R Masemene (LLB, LLM) is a qualified attorney who joined the
Company in January 2009 as Legal Advisor. She was appointed to the position of Senior Legal Advisor in October 2011 and
Prescribed Officer of Ergo on June 29, 2012.
There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.
6B. COMPENSATION
Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of
Non-Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2013 was
R21.6 million. Non-Executive Directors receive the following fees:
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
· Annual fee for Nominations Committee Chairman of R20,216;
· Annual fee for Nominations Committee member of R10,108;
· Annual fee for the chairman of Remuneration Committee, Risk Committee, and Social and Ethics Committee of R40,430;
· Annual fee for members of Remuneration Committee, Risk Committee and Social and Ethics Committee of R20,216 each;
· Daily fee of R20,216 and hourly rate of R2,695;
· Half-day fee for participating by telephone in special board meetings; and
· The Chairman of the board to receive committee fees.
Non-executive directors’ fees are adjusted annually on the basis of the consumer price index.

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2013:
Directors
Basic
salary/board
fees
(R'000)
Retirement fund
contributions/
bonus and
performance
related
payments
(R'000)
Share option
scheme
gains
(R'000)
Total
(R'000)
Executive
D.J. Pretorius .....................................................
4,664 4,238 2,423 11,325
C.C. Barnes ........................................................ 3,367 931 2,505 6,803
Subtotal ...........................................................
8,031
5,169
4,928             18,128
Non-Executive
G.C. Campbell ...................................................
1,348 - 4 1,352
R. Hume ............................................................ 703 - 5 708
J. Turk .............................................................. 647 - - 647
E.A. Jeneker 729 - - 729
Subtotal ...........................................................
3,427
-
9               3,436
Prescribed officers
1
C.M. Symons ..................................................... 2,209 1,571 2,043 5,823
T.J. Gwebu…………………………………………….
W.J. Schoeman……………………………..............
2,075
2,830
1,181
1,340
1,132
389
4,388
4,559
Subtotal ............................................................
7,114
4,092
3,564             14,770
Total ..................................................................
18,572
9,261
8,501             36,334
See also Item 6E.: “Share Ownership” for details of share options held by directors.
Compensation of senior management
Our senior management comprises of executive directors, prescribed officers and executive officers. Under the JSE
Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than executive directors, non-executive directors and prescribed officers. However, the aggregate compensation paid to senior management, excluding compensation paid to Executive Directors, in fiscal 2013 was R26.4 million (fiscal 2012: R22.4 million), representing eleven executive officers in fiscal 2013 and nine executive officers in fiscal 2012.
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
The Company’s executive directors, Mr. D.J. Pretorius and Mr. C.C. Barnes, entered into agreements of employment with us, on January 1, 2009 and May 5, 2008, respectively. Mr. C.C. Barnes’ service contract has been renewed for another three years, effective from May 5, 2011, by our Remuneration Committee at a meeting held in August 2011. Mr. C.C. Barnes has resigned with effect of January 1, 2014. Mr. D.J. Pretorius’s service contract has been renewed for another three years, effective
January 1, 2012, by our Remuneration Committee at a meeting held in February 2012. These agreements regulate the employment relationship with Messrs. D.J. Pretorius and C.C. Barnes.
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

Mr. D.J. Pretorius receives from us a remuneration package of R4.7 million per annum. Mr. D.J. Pretorius is eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. In addition, Mr. D.J. Pretorius’ employment agreement requires DRDGOLD to issue to Mr. D.J. Pretorius 100,000 ordinary DRDGOLD shares as a mining right conversion bonus. DRDGOLD issued 50,000 of these shares on the signing of the agreement, while the remaining tranche of the conversion of mining rights bonus of 50,000 shares will become due on the date that the conversion of mining rights of DRDGOLD’s South African operations is completed.
Mr. C.C. Barnes receives from us a remuneration package of R3.4 million per annum. Mr. C.C. Barnes is eligible under his employment agreement, for an incentive bonus of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. As a further consideration for agreeing to remain in the employment of the Company, the Company issues Mr. C.C. Barnes with, up to
50% of his annual remuneration package, in share options in DRDGOLD Limited, calculated in accordance with DRDGOLD’s share option scheme rules and principals, on an annual basis.
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
Messrs. R.P. Hume, J. Turk and E.A. Jeneker each have service agreements which run for fixed periods until
September 30, 2014, October 31, 2014, and October 31, 2013 respectively. After expiration of the initial two year periods, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice. Mr. G.C.
Campbell has a service agreement which continues indefinitely until terminated by either party on not less than three months prior written notice.
The Company does not administer any pension, retirement or any other similar scheme in which the directors receive a benefit.
6C. BOARD PRACTICES
Board of Directors
As at September 30, 2013, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and
Mr. C.C. Barnes), and four Non-Executive Directors (Messrs. G.C. Campbell, R.P. Hume, J. Turk and E.A. Jeneker). The Non-
Executive Directors are independent under the New York Stock Exchange, or NYSE, requirements (as affirmatively determined by the Board of Directors) and the South African King III Report, or the King III Report.
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

To assist new directors, an induction program has been established by the Company, which includes background materials, meetings with senior management, presentations by the Company’s advisors and site visits. The directors are assessed annually, both individually and as a board, as part of an evaluation process, which is driven by an independent consultant. In addition, the Remuneration and Nominations Committees formally evaluate the executive directors on an annual basis, based on objective criteria.
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
Two of the Non-Executive Directors (Messrs. G.C. Campbell and R.P. Hume) had share options under the Company’s share option scheme of which the remaining balance were bought out during the year by the Company through a general share option buy-out. We do not believe that this compromised their independence. No new share options have been issued to Non-
Executive Directors since June 2005.
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
Each subcommittee is chaired by one of the Independent Non-Executive Directors, except for the Risk Committee which is chaired by the Chief Executive Officer, each of which provides a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.
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
A description of the significant ways in which our corporate governance practices differ from practices followed by U.S.
companies listed on the NYSE can be found in Item 16G. “Corporate Governance”.
Directors' Terms of Service
The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2013:
Director
Title
Year first
appointed
Term of
current
office
Unexpired
term of
current office
G.C. Campbell Non-Executive Director 2002 2 years 4 months
D.J. Pretorius
1
Chief Executive Officer 2008 3 years 18 months
C.C. Barnes
2
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
Mr. C.C. Barnes resigned as Chief Financial Officer with effect January 1, 2014.

Executive Committee
As at June 30, 2013 and September 30, 2013, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr.
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
As at June 30, 2013 and September 30, 2013, the Remuneration Committee consisted of Mr. E.A. Jeneker (Chairman), Mr.
G.C. Campbell, Mr. R.P. Hume and Mr. J. Turk.
The Remuneration Committee, which is comprised of Non-Executive Directors, has been appointed by the board of directors. The committee meets quarterly, but may meet more often on an ad hoc basis if required. The Remuneration Committee is governed by its terms of reference and is responsible for approving the remuneration policies of the Company, the terms and conditions of employment, and the eligibility and performance measures of the DRDGOLD Phantom Share Scheme and
DRDGOLD (1996) Share Option Scheme applicable to executive directors and senior management.
The committee’s objective is to evaluate and recommend to the board competitive packages which will attract and retain executives of the highest caliber and encourage and reward superior performance. The committee also aims to ensure that criteria are in place to measure individual performance. The committee approves the performance-based bonuses of the executive directors based on such criteria. The General Manager Corporate Services provides the committee with access to comparative industry surveys, which assist in formulating remuneration policies. As and when required the committee may also engage the services of independent consultants to evaluate and review remuneration policies and related issues and brief members on pertinent issues. The committee has in the past year engaged the services of such consultants to review the employment contracts of the executive directors.
The remuneration policy, relating to the remuneration of directors and senior executives, is based on a reward system comprising four principal elements:
· Basic remuneration, as benchmarked against industry norms;
· Bonuses or incentives, which are measured against agreed outcomes or Key Performance Indicators, or KPIs;
· Short-term rewards for exceptional performance; and
· Long-term retention of key employees based on scarcity of skill and strategic value, using phantom share options granted under the DRDGOLD Phantom Share Scheme.
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
As at June 30, 2013 and September 30, 2013, the members of the Nominations Committee consisted of Mr. G.C. Campbell
(Chairman) and Mr. R.P. Hume.
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
Audit Committee
As at June 30, 2013 and September 30, 2013, the Audit Committee consisted of Mr. R.P. Hume (Chairman), Mr. J. Turk and
Mr. E.A. Jeneker.
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
Risk Committee
As at June 30, 2013 and September 30, 2013, the Risk Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. J. Turk,
Mr. G.C. Campbell, Mr. E.A. Jeneker, Mr. R.P. Hume and Mr. C.C. Barnes.
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
An important aspect of risk management is the transfer of risk to third parties to protect the Company from any major disaster. We have embarked on a program to ensure that our major assets and potential business interruption and liability claims are covered by group insurance policies that encompass our operations. The majority of the cover is through reputable insurance companies in London and continental Europe and the insurance programs are renewed on an annual basis. A cell captive insurance company has been established to enable further reduction in annual insurance premiums.
Social and Ethics Committee
As at June 30, 2013 and September 30, 2013, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman),
Mr. D.J. Pretorius and Mr. C.C. Barnes.
The board, taking into account that all the group’s operations are based in South Africa and in order to achieve the triple bottom line espoused in the King III Report and in order to reach the empowerment goal to which it is committed, establishing a committee, the focus of which will be transformation and sustainable development. The terms of reference were approved by the board at the August 2008 meeting. The board resolved to convert the Transformation and Sustainable Development Committee
into the Social and Ethics Committee which the Company is required to set up in terms of the Companies Act, 2008 of South
Africa. The objectives of this committee are:
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
6D. EMPLOYEES
Employees
The geographic breakdown of our employees (including specialized service providers who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:
Year ended June 30
2013
2012
2011
South Africa ..............................................................................................................................................
2,752     2,222
6,875
The total number of employees at June 30, 2013, of 2,752 comprises 1,740 specialized service providers and 1,012 employees who are directly employed by us and our subsidiary companies. As of September 30, 2013, we had 2,443 employees
(including 1,441 contract employees). The increase in the number of employees in fiscal 2013 is mainly due to the introduction of the flotation and fine-grind circuit at Ergo.

As of June 30, 2013, the breakdown of our employees by main categories of activity for the periods below was as follows:
Year ended June 30,
Category of Activity
2013
2012
2011
Mining - Our Employees ....................................................................................................................
71             30
2,719
Mining - Specialized service providers.................................................................................................
1,740        1,430
1,715
Engineering ........................................................................................................................................
427           311
1,164
Metallurgy .........................................................................................................................................
311           318
687
Mineral Resources ..............................................................................................................................
6             10
92
Administration ..................................................................................................................................
129             70
134
Environmental ..................................................................................................................................
7               9
71
Human Resources ..............................................................................................................................
50             15
245
Medical and Safety ............................................................................................................................
11             29
48
Total ................................................................................................................................................
2,752        2,222
6,875
Labor Relations
As at June 30, 2013, we employed and contracted 2,752 people in South Africa. Approximately 61% of our South African
employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the
South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD and NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a EMO level, while operations level forums continue to deal with local matters.
In October 2013, the NUM rejected the company’s offer of a 8.0% increase for categories 4 -5 and a 7.5% increase for categories 6 – 15 for Ergo and ERPM. The NUM also rejected the 10% increases in the living out allowances for fiscal 2013 and fiscal 2014. The NUM was granted strike certificates in respect of the two operations and strike action started with the morning shift on Tuesday, October 8, 2013.
On October 9, 2013, Ergo and ERPM signed a two year wage settlement agreement with effect from July 1, 2013, with
NUM and UASA, which provides for average annual compensation increases in year one of 10% for categories 4 – 5, 9% for categories 6 – 7 and 8% for categories 8 – 15; and in year two 8% for categories 4 – 5 and 7.5% for categories 6 – 15.
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

Safety statistics
Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our 2013 overall safety statistics for our operations:
(Per million man hours)
Year ended June 30,
2013
2012
Lost time injury frequency rate (LTIFR)
1
...............................................................................................
4.35                    15.09
Reportable incidence
1
.............................................................................................................................
1.69                      4.48
Fatalities
1
................................................................................................................................................
0.00                      0.05
Number of fatalities (average per month) ................................................................................................
0.00                      0.08
6E. SHARE OWNERSHIP
As of September 30, 2013, options to purchase ordinary shares held by directors were as follows:
Directors
Options at
June 30,
2012
Average
strike
price
(R)
Options
bought back
during the
year
Average
Gain on
buy
back
(R)
Options
lapsed
during
the
year
Options at
September
30,
2013
Average
Strike
price
(R)
Expiration
Dates
2
Non-Executive
G.C. Campbell .........
37,994 19.74 (29,394) 0.14 (8,600) - -
R.P. Hume ............... 39,157 19.93 (28,457)
0.19    (10,700)
- -
Executive
C.C. Barnes .............
1,453,667 4.84 (1,219,163) 2.05 - 234,504
4.56   10/18/2015
-
11/02/2016
D.J. Pretorius .......... 1,283,486 6.19 (1,283,486) 1.89 - - -
Prescribed
Officers
C.M. Symons .......... 1,282,976 5.44 (1,064,626) 1.92 (6,300) 212,050
4.84   10/18/2015
-
11/02/2016
T.J. Gwebu .............. 958,158 5.01 (765,508) 1.85 - 192,650
4.68   10/18/2015
-
11/02/2016
W.J Schoeman ........ 396,700 5.12 (198,350) 1.96 - 198,350
5.12     2/11/2016
Each option is representative of a right to acquire one ordinary share at a predetermined exercise price.
Closed periods apply to share trading by directors and other employees, whenever certain employees of the Company become or could potentially become aware of material price sensitive information, such as information relating to an acquisition, quarterly results etc., which is not in the public domain. When these employees have access to this information an embargo is placed on share trading for those individuals concerned. The embargo need not involve the entire Company in the case of an acquisition and may only apply to the board of directors, executive committee, and the financial and new business teams, but in the case of quarterly results the closed-period is group-wide.
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
G.C. Campbell and R.P. Hume) had share options under the Scheme which has all been bought out by the Company through a general buy-out; no new share options have been issued to Non-Executive Directors since December 2004. In compliance with JSE
Listing Requirements, options awarded to an individual employee are subject to a cumulative upper limit of 2.0 million options, which is lower than the previous 2% of the Company’s issued share capital. In addition, a maximum of 40.0 million options are available for utilization under the share option scheme, which is lower than the previous 15% of the issued ordinary shares. As at
September 30, 2013, the number of issued and exercisable share options was approximately 0.93% of our issued ordinary share capital, representing 3.6 million share options. In November 2012 the Remuneration Committee suspended the share option scheme and approved a share buyback. A general offer was made to all participant of the Scheme to buy-back all vested share options as part of the transition to the new DRDGOLD Phantom Share Scheme. Not all share options were bought back and at June
30, 2013, 715,378 vested share options remained outstanding. The participants in the Scheme are fully taxed based on individual tax directives obtained from the South African Revenue Service on any gains realized on the exercise of share options.
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
Options to purchase a total of 3,655,357 ordinary shares were outstanding on June 30, 2013, of which 715,378 options to purchase ordinary shares were currently exercisable. In fiscal 2013, a total of 37 employees and 7 ex-employees participated in the
Scheme, including Executive Directors and other senior employees. The outstanding options are exercisable at purchase prices that range from R3.50 to R19.36 per share and expire five years (issued prior to 2009: ten years) from the date of issue to the participants.
In August 2012, the board of directors decided to replace the Scheme with a cash-settled phantom share scheme. The new phantom share scheme was approved by the board of directors in October 2012. In November 2012 the Remuneration Committee
suspended the Scheme and approved the share option buy back. The advantages presented by the suspension of the Scheme and share option buy back are inter alia:
- avoidance of dilution of current shareholders; and
- avoidance of short vesting periods.
DRDGOLD Phantom Share Scheme
In fiscal 2013 we established the DRDGOLD Phantom Share Scheme, The scheme, replaces the DRDGOLD (1996)
Share Option Scheme, which is part of the long-term retention strategy intended to grow the company. The phantom share scheme is operated as an incentive tool for our executive directors and senior employees whose skills and experience are recognized as being essential to the Company’s performance. The scheme is cash settled. In terms of the phantom share scheme rules, 50% of the phantom shares granted will be valued based on the Group meeting certain pre-determined performance criteria and the remaining 50% to defined retention periods. The maximum incentive pay-out per annum to any single employee may not exceed
75% of that employee’s gross remuneration package. The participants in the scheme are fully taxed at their marginal rate on any gains realized on the exercise of their phantom shares.

The phantom share granted has a zero base value, however the number of phantom shares granted by the Remuneration
Committee is determined by the price in respect of each share which is the subject of the phantom share, the volume weighted average price of a share on the JSE for the seven days on which the JSE is open for trading, preceding the day on which the employee is granted a phantom share. The allocation date will be the date when the directors approve allocation of the phantom shares. Each phantom share remains in force until the date of vesting, subject to the terms of the scheme rules. Phantom shares granted under the phantom share scheme vest primarily according the following schedule over a maximum of a three year period:
Percentage vested in each period grant: Period after the original date of grant of the option:
Performance criteria Retention criteria
33%
0%                                                    one year
33%
50%                                                  two years
33%
50%                                                  three years
Any phantom shares not exercised on the date of vesting will expire and may not thereafter be exercised. The phantom shares granted in the current financial year, being the first year of the phantom share scheme exists, were 3,019,549 phantom shares.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS
As of September 30, 2013, our issued capital consisted of:
· 385,383,767 ordinary shares of no par value; and
· 5,000,000 cumulative preference shares.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.
Based on information available to us, as of September 30, 2013:
· there were 5,958 record holders of our ordinary shares in South Africa, who held approximately 121,963,206 or approximately 31.6% of our ordinary shares;
· there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
· there were no US record holders of our ordinary shares, excluding those shares which are held as part of our ADR program;
  and
· there were 771 registered holders of our ADRs in the United States, who held approximately 175,291,256 (17,529,125
  ADRs) or approximately 45.5% of our ordinary shares.
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30,
2013 by:
· each of our directors and prescribed officers; and
· any person whom the directors are aware of as at September 30, 2013 who is interested directly or indirectly in 5% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years.

Shares Beneficially Owned
Holder
Number
Percent of
outstanding
ordinary
shares
D.J. Pretorius ......................................................................................................................................
211,167                        *
C.C. Barnes .........................................................................................................................................
None                  None
J. Turk ................................................................................................................................................ 243,000
*
G.C. Campbell ..................................................................................................................................... 100,000
*
R.P. Hume .......................................................................................................................................... 150,000
*
E.A. Jeneker ....................................................................................................................................... None None
W.J. Schoeman ...................................................................................................................................
None                  None
C.M. Symons ......................................................................................................................................
None                  None
T.J. Gwebu .......................................................................................................................................... None None
Public Investment Corporation ..........................................................................................................
19,399,080                  5.0%
Bank of New York ADRs ...................................................................................................................
101 Barclay Street
New York, NY 10011
173,998,270                45.1%
* Indicates share ownership of less than 1% of our outstanding ordinary shares.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of September 30, 2013, are treated as outstanding for computing the percentage of any other person. As of
September 30, 2013, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 45.1% of our issued ordinary shares through our ADR program and Public Investment Corporation which holds 5.0%. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. No shareholder has voting rights which differ from the voting rights of any other shareholder. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, 50 Constantia
Boulevard, Constantia Kloof Ext. 28, Roodepoort, 1709, South Africa.
Cumulative Preference Shares
Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares.
Randgold's registered address is Third Floor, Sandton City Office Tower, 158 Fifth Street, Sandton, 2196, South Africa.
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
There is currently no active trading market for our cumulative preference shares. Holders of cumulative preference shares will only obtain their potential voting rights once the Argonaut Project becomes an operational gold mine, and dividends accrue to them. The prospecting rights have since expired and the Argonaut Project terminated. . The Department of Mineral Resources (DMR) granted
DRDGOLD a prospecting right over an area which was going to be too small to mine. When an application for a greater area was lodged, the DMR stated that the additional area is in an urban location and an application for a prospecting right cannot be granted. We are in the process, together with Randgold, of cancelling these preference shares.

7B. RELATED PARTY TRANSACTIONS
Rand Refinery Proprietary Limited (Rand Refinery) agreement
On October 12, 2001, we entered into an agreement with Rand Refinery for the refining and sale of all of our gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of our gold and casts it into troy ounce bars. Rand
Refinery then usually sells the gold on the same day as delivery, for the London afternoon close price. In exchange for this service, we pay Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. We received a dividend distribution as part of the settlement reached with Simmers and Jack Mines Limited of R6.8 million during fiscal 2013 however, we received no dividend during fiscal 2012. Mr. T.J. Gwebu, Executive Officer: Legal, Compliance and Company Secretary of DRDGOLD is a
director of Rand Refinery and a member of their Remuneration Committee and chairman of their Social and Ethics Committee. Mr.
M. Burrell, Financial Director of Ergo, is an alternate director of Rand Refinery and a member of their Audit Committee. The
Company currently owns 11.3% (Fiscal 2012: 4%) of Rand Refinery (which is jointly owned by South African mining companies).
The movement in shareholding is due to the settlement that was reached with Simmers and Jack Mines Limited, before the matter could reach legal proceedings, relating to a further 6.22% in Rand Refinery.
Guardrisk Insurance Cell Captive (Guardrisk)
Insurance premiums were paid to Guardrisk amounting to R21.0 million by Ergo (2012: R41.8 million by ERPM and R21.0 million by Ergo). As at June 30, 2013 financial guarantees amounting to R304.9 million have been issued to the DMR by Guardrisk.
Guardrisk is a cell captive which is consolidated as a special purpose entity for financial reporting purposes.
Management service agreements
We provide management services for EMO, Blyvoor (until June 1, 2012 when Blyvoor was sold), Ergo, Crown and ERPM
(until July 1, 2012 when Crown and the surface assets included in ERPM were restructured into Ergo) under management service agreements entered into with each of them. These services include financial management, treasury services, gold administration, technical and engineering services, mineral resource services and other management related services. We own a 74% interest in EMO and until June 1, 2012 for management service and management control purposes, we owned 74% of Blyvoor. Ergo, Crown and
ERPM are wholly-owned subsidiaries of EMO. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.
The management services at Ergo, Crown and ERPM are provided by EMO. Crown and the surface assets in ERPM were restructured into Ergo on July 1, 2012. EMO’s management fee for services performed in fiscal 2013 at Ergo was R53.7 million
(2012: Rnil), Crown Rnil (2012: R16.6 million) and ERPM Rnil (2012: R16.6 million). Management fees recovered from EMO were
R25.1 million (2012: R21.6 million) and from Blyvoor Rnil (2012: until June 1, 2012 when Blyvoor was sold R15.2 million).
EMO paid interest on inter-company loans to Ergo and received interest from Crown and ERPM. EMO’s interest paid to
Ergo in fiscal 2013 was R2.2 million (2012: Rnil) and interest received in fiscal 2013 from ERPM R21.5 million (2012: R29.5 million) and Crown Rnil (2012: R1.9 million). Interest recovered from EMO was R23.0 million (2011: R26.6 million) and from Ergo
R32.2 million (since the restructuring on July 1, 2012) (2012: Rnil).
Consultancy agreement
On June 23, 2008, EMO entered into a consultancy agreement with Khumo Gold SPV Proprietary Limited, or Khumo Gold, which owns 20% of EMO and Blyvoor, to provide guidance and participate in the Company’s transformation initiatives set by the
Mineral and Petroleum Resources Development Act of South Africa. The agreement provides for a monthly retainer of R216,000
(2012: R200,000)
.
Treasury shares
During the year ended June 30, 2013, EMO acquired no (2012: 9,852,800) ordinary shares (held as treasury shares for consolidation purposes) in DRDGOLD. 62,614 (2012: 3,584,627) of the treasury shares held by EMO were used to settle share options exercised by key management personnel. As at June 30, 2013, EMO held 6,205,559 (2012: 6,268,173) treasury shares.
Subordination agreements and letters of support to subsidiaries
In October 2013, DRDGOLD Limited entered into a subordination agreement with EMO, subordinating a loan made to
EMO amounting to R544.7 million, for the benefit of EMO’s third party creditors. Consecutively, DRDGOLD Limited issued a letter of support to EMO committing to support EMO financially for 367 days from July 1, 2013, or until all other liabilities are paid, or the total assets of EMO, fairly valued, exceeds its total liabilities, fairly valued, and that DRDGOLD Limited will not call for the repayment of its loan within that period.

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
5. Not applicable.
6. Not applicable.
7. See under Item 4D.: "Property, plant and equipment—Legal Proceedings."
8. Please see Item 10B.: "Memorandum and Articles of Association."
8B. SIGNIFICANT CHANGES
For a discussion of significant changes that have occurred since June 30, 2013, the date of the last audited financial statements included in this Annual Report, please see Note 30 “Subsequent Events” under Item 18.: "Financial Statements," which describes post balance sheet (statement of financial position) events.
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
Price
Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Year Ended
High
Low
High
Low
Ordinary
Share
ADSs
1
June 30, 2009 ........................................................................................... 9.55 2.86 10.59 2.85 932,905 186,575
June 30, 2010 ........................................................................................... 6.98 3.20 9.00 4.07 691.256 209,087
June 30, 2011 ........................................................................................... 4.00 2.80 6.23 3.92 558,675 113,932
June 30, 2012 ........................................................................................... 6.28 2.97 8.16 4.21 1,090,043 97,107
June 30, 2013 ........................................................................................... 7.55 4.49 8.59 4.90 631,264 78,400
1
Note that with effect from July 23, 2007, we changed our ADS ratio to reflect one ADS for ten of our ordinary shares.

Price
Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Quarter
High
Low
High
Low
Ordinary
Share
ADSs
1
Q1 July – September 2011 ......................................................................    4.89
2.97 5.79
4.21         912,881
135,675
Q2 October – December 2011 ................................................................ 5.95 3.66 7.27 4.93 1,211,099 111,431
Q3 January – March 2012 ....................................................................... 6.28 4.46 8.16 5.28 1,618,230 93,431
Q4 April – June 2012 .............................................................................. 5.84 4.70 7.43 5.60 610,278 47,116
Q1 July – September 2012 ...................................................................... 5.49 4.49 6.71 5.35 380,536 37,224
Q2 October – December 2012 ................................................................ 7.05 5.30 8.09 6.46 714,592 56,943
Q3 January – March 2013 ....................................................................... 7.55 6.14 8.59 6.76 648,849 111,095
Q4 April – June 2013 .............................................................................. 7.18 4.60 7.85 4.90 785,537 108,424
Q1 July – September 2013 ...................................................................... 6.64 4.81 6.47 4.89 377,790 69,694
Price Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading Volume
Month Ended
High
Low
High
Low
Ordinary
Share
ADSs
April 30, 2013 .......................................................................................... 7.18 5.55 7.85 6.16 1,004,521 113,034
May 31, 2013 ........................................................................................... 6.09 4.60 6.76 5.05 647,458 106,673
June 30, 2013 ........................................................................................... 6.50 4.60 6.50 4.90 703,383 105,278
July 31, 2013 ............................................................................................ 6.00
5.10       6.08
4.96 277,201 62,073
August 31, 2013 ....................................................................................... 6.64 4.81 6.22 4.89 476,867 75,709
September 30, 2013 ................................................................................. 6.40 5.51 6.47 5.23 389,436 71,461
The cumulative preference shares are not traded on any exchange.
There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended
June 30, 2013, nor have there been any trading suspensions with respect to our ADRs on the Nasdaq Capital Market from June 30,
2010 until December 29, 2011 and the New York Stock Exchange since our listing on that market.

9B. PLAN OF DISTRIBUTION
Not applicable.
9C. MARKETS
Nature of Trading Markets
The principal trading market for our equity securities is the JSE (symbol: DRD) and our ADSs that trade on the New York
Stock Exchange (symbol: DRD). Our ordinary shares also trade on the Marche Libre on the Paris Bourse (symbol: DUR) and
Brussels Bourse (symbol: DUR) in the form of International Depository Receipts. The ordinary shares also trade on the over the counter markets in Berlin, Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by
The Bank of New York, as depositary. Each ADR represents one ADS and each ADS represents ten of our ordinary shares. Until
July 23, 2007, each ADS represented one of our ordinary shares. Prior to December 29, 2011, our ADSs traded on the Nasdaq
National Market.
9D. SELLING SHAREHOLDERS
Not applicable.
9E. DILUTION
Not applicable.
9F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10A. SHARE CAPITAL
Not applicable.
10B. MEMORANDUM OF INCORPORATION
Description of Our Memorandum and Articles of Association and Ordinary Shares
As of June 30, 2013, we had authorized for issuance 600,000,000 (as of September 30, 2013: 600,000,000) ordinary shares, no par value, and 5,000,000 (as of September 30, 2013: 5,000,000) cumulative preference shares, R0.10 par value. On that date, we had issued 385,383,767 (as of September 30, 2013: 385,383,767) ordinary shares and 5,000,000 (as of September 30, 2013:
5,000,000) cumulative preference shares.
Set out below are brief summaries of certain provisions of our Memorandum of Incorporation, or our MOI, the South
African Companies Act, 2008 (as amended), or the Companies Act, and the JSE Listings Requirements, all as in effect on September
30, 2013. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings Requirements.
We are registered under the Companies Act of South Africa under registration number 1895/000926/06. As set forth in our
Memorandum of Incorporation, the main object and business of our company is mining and exploration for gold and other minerals.
Borrowing Powers
Our directors may from time to time borrow for the purposes of the company, such sums as they think fit and secure the payment or repayment of any such sums, or any other sum, as they think fit, whether by the creation and issue of securities, mortgage or charge upon all or any of the property or assets of the company. The directors shall procure that the aggregate principal amount at any one time outstanding in respect of monies so borrowed or raised by the company and all the subsidiaries for the time being of the company shall not exceed the aggregate amount at that time authorized to be borrowed or secured by the company or the subsidiaries for the time being of the company (as the case may be).
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
The quorum necessary for the transaction of the business of the directors is a majority of the directors present at a meeting before a vote may be called at any meeting of directors.
Directors are required to notify our board of directors of interests in companies and contracts. If a director has a personal financial interest in respect of a matter to be considered at a meeting of the board he or she must disclose the interest and its nature, any material information relating to the matter and thereafter leave the meeting immediately after making the disclosure. Such director must not take part in consideration of the matter. He is not to be regarded as being present for the purpose of determining whether a resolution has sufficient support to be adopted.
The King Report on Corporate Governance for South Africa (King III Report) which came into effect on March 1, 2010, sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with the board practice, all remuneration of executive directors is approved by the Remuneration Committee, and the shareholders approve remuneration of non-executive directors.
DRDGOLD commits itself to observing the provision of the King III Report and enforcing these to the extent possible within the context of the report’s ‘apply or explain’ principle.
Under South African common law, directors are required to comply with certain fiduciary duties to the company and to exercise proper care and skill in discharging their responsibilities. These common law duties have now been codified by the
Companies Act.
Age Restrictions
There is no age limit for directors.
Election of Directors
Each director shall be appointed by election by way of an ordinary resolution of shareholders at a general or annual meeting of company (“elected director (s)”) and no appointment of a director by way of a written circulated shareholders resolution in terms of section 60 of the Companies Act shall be competent.
One third of our non-executive directors, on a rotating basis, are subject to re-election at each annual general shareholder’s meeting. Retiring directors usually make themselves available for re-election. An amendment to the MOI which is intended to subject executive directors to re-election by rotation will be proposed at the 2013 annual general meeting.
General Meetings
On the request of any shareholder or shareholders holding not less than 10 percent of our share capital which carries the right of voting at general meetings, we shall issue a notice to shareholders convening a general meeting for a date not less than
15 days from the date of the notice. Directors may convene general meetings at any time.
Our annual general meeting and a meeting of our shareholders for the purpose of passing a special resolution may be called by giving 15 days advance written notice of that meeting. For any other general meeting of our shareholders, 15 days advance written notice is required.
Our MOI provides that if at a meeting convened upon request by our shareholders, a quorum is not present within fifteen minutes after the time selected for the meeting, such meeting shall be postponed for one week. However the chairman has the discretion to extend the fifteen minutes for a reasonable period on certain grounds. The necessary quorum is three members present in person or represented by proxy.

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
Winding-up
If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of September 30, 2013, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.
Reduction of Capital
We may, by special resolution, reduce the share capital authorized by our MOI, or reduce our issued share capital including, without limitation, any stated capital, capital redemption reserve fund and share premium account by making distributions and buying back our shares.
Amendment of the MOI
Our MOI may be altered by the passing of a special resolution or in compliance with a court order. The Company may also amend the MOI by increasing or decreasing the number of authorized shares, classifying or reclassifying shares, or determining the terms of shares in a class. A special resolution is passed when the shareholders holding at least 25% of the total votes of all the members entitled to vote are present or represented by proxy at a meeting and, if the resolution was passed on a show of hands, at least 75% of those shareholders voted in favor of the resolution and, if a poll was demanded, at least 75% of the total votes to which those shareholders are entitled were cast in favor of the resolution.
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
We also need to consider the solvency and liquidity requirements stated in the Companies Act of South Africa.

Directors’ power to vote compensation to themselves
The remuneration of non-executive directors may not exceed in aggregate in any financial year the amount fixed by the
Company in general meeting. The Companies Act requires that remuneration to non-executive directors may be paid only in accordance with a special resolution approved by shareholders within the previous two years.
Time limit for dividend entitlement
All unclaimed monies that are due to any shareholder/s shall be held by the company in trust for an indefinite period until lawfully claimed by such shareholder/s, subject to the Prescription Act, 1968 as amended or any other law which governs the law of prescription.
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
Gold Mining Company Limited (“Blyvoor”) dated February 11, 2012.
Under this agreement the Seller agreed to sell its entire shareholding in Blyvoor and its working capital and shareholder loan claims against Blyvoor to the Purchaser. The purchase consideration is discharged by Village through the issue of 85,714,286 new ordinary shares in Village. Refer to Item 5A.: “Operation Results - Recent developments” for a more detailed discussion.
Sale of Interest Agreement between DRDGOLD Limited (“DRDGOLD”) and Ergo Mining Proprietary Limited
(“Ergo Mining”) dated June 29, 2012.
Under this agreement DRDGOLD sells and Ergo Mining purchases DRDGOLD’s 35% participation interest in the assets and liabilities of the unincorporated joint venture, called ErgoGold (previously called the Elsburg JV), between DRDGOLD and
East Rand Proprietary Mines Limited. The purchase price payable is R200,000,000 (two hundred million South African rand).
The purchase price was advanced by DRDGOLD to Ergo on loan account.

Heads of Agreement entered into by Trans-Caledon Tunnel Authority (“TCTA’), Ergo Mining Operations Proprietary
Limited (“EMO”), East Rand Proprietary Mines Limited (“ERPM”) and Crown Gold Recoveries Proprietary Limited (“CGR”)
(collectively CGR, EMO and ERPM are called “the Ergo Group”) dated November 28, 2012.
Under this agreement the Ergo Group grants TCTA access to land for the construction of a water treatment plant, access to the South West Vertical Shaft of ERPM to construct and operate a pump station to pump the acid mine drainage (“AMD”) to surface, the right to construct a sludge pipeline using servitudes owned by the Ergo Group members, shared use of an Ergo Group residue pipeline and partial use of the Ergo tailings dams for the deposition of up to 4 167m³ of sludge per day, emanating from the water treatment plant. EMO has an option to acquire from TCTA, for its operations up to 30 mega litres of untreated or partially treated AMD per day.
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
Income Tax and withholding tax on dividends
Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of Section 10(1)(i) of the South
African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption applies to so much of any interest and dividends (which are not otherwise exempt) received from a South African source not exceeding (a) R33,000 if the taxpayer is 65 years of age or older or (b) R22,800 if the taxpayer is younger than 65 years of age at the end of the relevant tax year.
No withholding tax is deductible in respect of interest payments made to non-resident investors.
In 1993, all existing gold mining companies had the option to elect to be exempt from secondary tax on companies, or
STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. With the introduction of dividends tax at a rate of 15% which replaced STC with effect from April 1, 2012, the election on STC is not applicable anymore.
These amendments are set out in Part VIII in Chapter II of the Income Tax Act. Section 64F of the amendments, sets out beneficial owners who are exempt from the dividend tax, which includes, resident companies receiving a dividend after the effective date, being
April 1, 2012. The Convention between the United States of America and the Republic of South Africa for the Avoidance of Double
Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the Tax Treaty, would limit the rate of this tax with respect to dividends paid on ordinary shares or ADSs to a US resident (within the meaning of the Tax Treaty) to
5% of the gross amount of the dividends if such US resident is a company which holds directly at least 10% of our voting stock and
15% of the gross amount of the dividends in all other cases.
The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in
South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.
In fiscal years 2013 and 2012, the corporate tax rates for taxable mining and non-mining income were 34% and 28%, respectively. For the fiscal year 2011 companies that elected the STC exemption were taxed at a rate of 43% and 35%, respectively. During those same years prior to fiscal 2012 the tax rates for companies that did not elect the STC exemption for fiscal 2011 were 34% and 28%, respectively. The Company, is subject to 34% tax on mining income and 28% for non-mining income. For fiscal years prior to the introduction of the new dividends tax (prior to fiscal year 2011), Crown was our only subsidiary that elected not to be exempt from STC.
No income tax over and above the dividends tax is payable on dividends paid to residents or non-residents, in terms of
Section 10(1)(k) of the Income Tax Act, except in respect of foreign dividends received by or accrued to residents of South Africa.
Accordingly, only the 15% dividends tax (or lower applicable treaty rate) is withheld on dividends received by or accrued to non-
resident shareholders of companies listed in South Africa and non-residents will receive the same dividend as South African resident shareholders (prior to fiscal year 2012 there was no dividend tax). Prior to fiscal 2012, the Company paid STC at a rate of 10%
(before October 1, 2007 12.5%) of the excess of dividends declared over dividends received in a dividend cycle but the full amount of the dividend declared was paid to shareholders.

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
If a partnership (or an entity treated as a partnership for US federal income tax purposes) holds any ordinary shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in partnerships holding any ordinary shares or ADSs are urged to consult their tax advisors.
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
“Qualified dividend income” received by individual US holders (as well as certain trusts and estates) generally will be taxed at a maximum US federal income tax rate applicable to capital gains. This reduced rate generally would apply to dividends paid by us if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the US or
(ii) our ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the US. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading “Passive Foreign Investment Company”. US holders are urged to consult their tax advisors regarding the US federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and
ADSs.
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
A US holder of a PFIC are required to file an annual report with the Internal Revenue Service containing such information as the US Secretary of Treasury may require.
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
We believe that we were not a PFIC for our 2013 fiscal year ended June 30, 2013. However, under the PFIC rules income and assets are require to be measured and classified in accordance with US federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from US federal income tax principles.
Therefore, no assurance can be given that we were not a PFIC for our 2013 fiscal year ended June 30, 2013. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.
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
10F. DIVIDENDS AND PAYING AGENTS
On August 20, 2013, we declared a dividend which, in total, amounted to R54.0 million (14.0 cents per ordinary share).
Dividends tax is 15% of the dividend paid, lower rates can apply for foreign beneficial owners and there are also certain exemptions that apply. The dividends tax will be withheld from the dividend payment. There are no dividend restrictions.
Date of entitlement: October 11, 2013
Approximate date of conversion: October 18, 2013
Approximate payment date: October 21, 2013
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
Refer to Item 18. ‘‘Financial Statements - Note 27 - Financial instruments’’ of the consolidated financial statements for a qualitative and quantitative discussion of our exposure to these market risks.
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
Long-term debt
Set out below is an analysis of our debt as at June 30, 2013, analyzed between fixed and variable interest rates. All of our long-term debt is denominated in South African rand.
Total
R'000
Interest rate
Variable rate ......................................................................................................
167,626
Weighted average interest rate .......................................................................... 9.1% - 10.2%
Fixed rate .......................................................................................................... -
Weighted average interest rate .......................................................................... -
Total ................................................................................................................. 167,626
Repayment period
2014 ..................................................................................................................
24,294
2015 .................................................................................................................. 143,332
Total ................................................................................................................. 167,626
Based on our fiscal 2013 financial results, a hypothetical 10% (increase)/decrease in interest rate activity would
(increase)/decrease our interest expense by R1.7 million.

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
Service
Fees (USD)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights ......................................................................................................
$5.00 (or less) per 100 ADSs (or
portion thereof)
1
Cancellation of ADSs for the purpose of withdrawal, including if the Deposit
Agreement terminates ...........................................................................................
$5.00 (or less) per 100 ADSs (or
portion thereof)
1
Distribution of cash dividends or other cash distributions .......................................          2 cents (or less) per ADS (or portion
thereof)
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
Depositary Payments for Fiscal 2013
For the fiscal year ended June 30, 2013, The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an amount of $483,680.81 mainly for contributions towards the Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors).
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
15A. Disclosure Controls and Procedures
As of June 30, 2013, our management, with the participation of our Chief Executive Officer and Chief Financial Officer
has evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2013.
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
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, our management concluded that as of June 30, 2013 our internal control over financial reporting was effective.

15C. Independent Auditor’s Attestation Report
The effectiveness of internal control over financial reporting as of June 30, 2013 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.
15D. Changes in Internal Control Over Financial Reporting
Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule
13a-15.
During the year ended June 30, 2013, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG Inc. has served as our independent public accountant for the fiscal years ending June 30, 2013, 2012 and 2011, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2013 and 2012:
Auditors' remuneration
Year ended June
30,
2013           2012
R’000
R’000
Audit fees ..........................................................................................................................................................           6,702
10,019
Audit-related fees ..............................................................................................................................................                   -                  -
Tax fees ............................................................................................................................................................                   -                  -
All other fees ....................................................................................................................................................               458
-
7,160        10,019
Audit Fees
Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
Audit-Related Fees
For fiscal 2013 and fiscal 2012, no audit-related fees were incurred.
Tax Fees
For fiscal 2013 and fiscal 2012, no fees have been billed for tax compliance, tax advice or tax planning services.

All Other Fees
All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees. The other fees billed in 2013 related to agreed upon procedures consisting of a gap analysis on our Integrated Report for fiscal 2013, which is an annual report required by King III and provides an account of our operational, financial, economic, social and environmental performance, as well our governance, and limited assurance on specified items contained in our Sustainable Development Report for fiscal 2013, which is an annual report in line with the Global Reporting Initiative and provides an account of our economic, social and environmental performance. There were no such fees billed for in fiscal 2012.
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
Independence of audit committee members
NYSE Listing Standards require a NYSE listed company to have an audit committee composed of at least three independent members. A foreign private issuer may be exempted from the requirement that all members of the audit committee qualify as independent under NYSE Listing Standards Rules provided, among other requirements, that the members of the audit committee are independent under Exchange Act Rule 10A-3. As at September 30, 2013 all of our audit committee members are independent both under the NYSE Listing Standards and the South African Johannesburg Stock Exchange Rules.
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
ITEM 16H. MINE SAFETY DISCLOSURES
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The following annual financial statements and related auditor’s reports are filed as part of this Annual Report.
Page
Report of the independent registered public accounting firm ................................................................................................
F-1
Consolidated statement of profit or loss and other comprehensive income for the years ended June 30, 2013, 2012 and 2011 ..........................................................................................................................................................................
F-2 to F-3
Consolidated statement of financial position at June 30, 2013 and 2012. ............................................................................
F-4
Consolidated statement of changes in equity for the years ended June 30, 2013, 2012 and 2011. ........................................
F-5
Consolidated statement of cash flows for the years ended June 30, 2013, 2012 and 2011. ...................................................
F-6
Notes to the financial statements. .......................................................................................................................................
F-7 to F-71

Report of the Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of DRDGOLD Limited.

We have audited the accompanying consolidated statement of financial position of DRDGOLD Limited and its subsidiaries as of
June 30, 2013 and 2012, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2013. We also have audited DRDGOLD Limited’s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). DRDGOLD Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual
Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on DRDGOLD Limited’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of
DRDGOLD Limited and subsidiaries as of June 30, 2013 and 2012, and the results of their operations and cash flows for each of the years in the three-year period ended June 30, 2013, in conformity with International Financial Reporting Standards as issued by the
International Accounting Standards Board. Also in our opinion, DRDGOLD Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors
Johannesburg, Republic of South Africa
October 25, 2013

DRDGOLD Limited
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
for the year ended June 30, 2013
Continuing operations
Discontinued operations
1
Total operations
2013
2012
2011
2013
2012
2011
2013                  2012                2011
Note                    R'000
R'000
R’000
R'000
R'000
R’000
R'000                R'000               R'000
Revenue                                              3
2,076,496
1,764,191 1,379,459
-
1,240,073 1,185,860
2,076,496
3,004,264 2,565,319
Cost of sales
(1,639,377)
(1,400,268) (1,179,430)
-
(1,101,594) (1,164,118)
(1,639,377)
(2,501,862)       (2,343,548)
Operating costs
(1,497,439)
(1,231,020) (1,041,658)
-
(1,061,770) (1,101,953)
(1,497,439)
(2,292,790)       (2,143,611)
Depreciation                                       9
(143,766)
(119,189) (98,281)
-
(1,661) (32,638)
(143,766)
(120,850)          (130,919)
Retrenchment costs 4
(565)
- (839)
-
(43,747) -
(565)
(43,747)                  (839)
Movement in provision for
environmental rehabilitation
17
(15,334)
(59,486) (46,918)
-
301 (5,649)
(15,334)
(59,185) (52,567)
Movement in gold in progress
17,727
9,427 8,266
-
5,283 (23,878)
17,727
14,710             (15,612)
Gross profit from operating
activities                                                              437,119
363,923 200,029
-
138,479 21,742
437,119
502,402             221,771
Impairments                                       4
(238,001)
(1,100) (1,090)
-
- (546,566)
(238,001)
(1,100)           (547,656)
Administration expenses and
general costs
(78,070)
(110,619) (86,305)
-
(10,918) (1,781)
(78,070)
(121,537)             (88,086)
Results from operating
activities
121,048
252,204 112,634
-
127,561 (526,605)
121,048
379,765          (413,971)
Finance income 5
65,968
24,446 17,064
-
8,994 35,728
65,968
33,440 52,792
Finance expenses 6
(41,975)
(15,678) (16,606)
-
(2,028) (5,441)
(41,975)
(17,706)             (22,047)
Profit/(loss) before taxation
145,041
260,972 113,092
-
134,527 (496,318)
145,041
395,499           (383,226)
Income tax 7
(44,941)
(8,010) (29,593)
-
- (2,559)
(44,941)
(8,010)             (32,152)
Profit/(loss) before loss on
disposal of discontinued
operation                                                             100,100
252,962 83,499
-
134,527 (498,877)
100,100
387,489          (415,378)
Loss on disposal of discontinued
operations                                        11
-
- -
-
(10,532) -
-
(10,532) -
Profit/(loss) for the year
100,100
252,962 83,499
-
123,995 (498,877)
100,100
376,957           (415,378)
Attributable to:
Equity owners of the parent
59,194
217,301 67,070
-
91,374 (354,985)
59,194
308,675           (287,915)
Non-controlling interest
40,906
35,661 16,429
-
32,621 (143,892)
40,906
68,282 (127,463)
Profit/(loss) for the year
100,100
252,962 83,499
-
123,995 (498,877)
100,100
376,957           (415,378)
¹
The discontinued operations relate to the disposal of Blyvooruitzicht Gold Mining Company Limited (Blyvoor) on June 1, 2012.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (continued)
for the year ended June 30, 2013
Continuing operations
Discontinued operations
1
Total operations
                                                                                        2013
2012
2011
2013
2012
2011
2013
2012
2011
Note
R'000
R'000
R'000
R'000
R'000
R'000
R'000
R'000
R'000
Other comprehensive income, net of tax
Items that are or may be reclassified subsequently to profit or loss
Net foreign exchange translation reserve
9,134
(3,999)
747
-
-
-
9,134
(3,999)
747
Foreign exchange profit/(loss) on translation
9,134
(3,999)
747
-
-
-
9,134
(3,999)
747
Deferred taxation thereon
-
-
-
-
-
-
-
-
-
Net fair value adjustment on
available-for-sale investment
34,570
16,480
116
-
2,703
159
34,570
19,183
275
Fair value adjustment on available-for-sale
investment
(72,113)
20,572
96
-
2,328
118
(72,113)
22,900
214
Impairment of available-for-sale investment
reclassified to profit or loss
101,261
-
-
-
-
-
101,261
-
-
Non-controlling interest in fair value
adjustment on available-for-sale investment
951
379
20
-
375
41
951
754
61
Deferred taxation thereon
4,471
(4,471)
-
-
-
-
4,471
(4,471)
-
Net gain on disposal of available-for-sale
financial assets reclassified to profit or loss
-
-
-
-
(6,656)
-
-
(6,656)
-
Net gain on disposal of available-for-sale
financial assets
-
-
-
-
(4,925)
-
-
(4,925)
-
Non-controlling interest in net gain on
disposal of available-for-sale financial assets
-
-
-
-
(1,731)
-
-
(1,731)
-
Deferred taxation thereon
-
-
-
-
-
-
-
-
-
Total comprehensive income for the year
143,804
265,443
84,362
-
120,042
(498,718)
143,804
385,485
(414,356)
Attributable to:
Equity owners of the parent
101,947
229,403
67,913
-
88,777
(354,867)
101,947
318,180
(286,954)
Non-controlling interest
41,857
36,040
16,449
-
31,265
(143,851)
41,857
67,305
(127,402)
Total comprehensive income for the year
143,804
265,443
84,362
-
120,042
(498,718)
143,804
385,485
(414,356)
Earnings per share attributable to equity
owners of the parent
Basic earnings/(loss) per share (cents)
8
16
57
17
-
23
(92)
16
80
(75)
Diluted earnings/(loss) per share
(cents)
8
16
56
17
-
24
(92)
16
80
(75)
The accompanying notes are an integral part of these consolidated financial statements.
¹
The discontinued operations relate to the disposal of Blyvoor on June 1, 2012.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2013
2013                     2012
Note
R’000                   R’000
ASSETS
Non-current assets
2,066,292
2,021,594
Property, plant and equipment 9
1,756,333
1,641,557
Non-current investments and other assets 10
307,070
341,752
Deferred tax asset 19
2,889
38,285
Current assets
604,853
470,695
Inventories 14
138,847
105,840
Trade and other receivables 15
82,745
61,896
Current tax asset
6,092
4,453
Cash and cash equivalents 24
377,169
298,506
Total assets
2,671,145
2,492,289
EQUITY AND LIABILITIES
Equity
1,648,269
1,633,921
Equity of the owners of the parent 16
1,427,035
1,497,192
Non-controlling interest
221,234
136,729
Non-current liabilities
777,073
597,331
Provision for environmental rehabilitation 17
524,323
504,327
Post-retirement and other employee benefits 18
8,653
5,972
Deferred tax liability 19
100,765
87,032
Loans and borrowings 20
143,332
-
Current liabilities
245,803
261,037
Trade and other payables
220,491
227,511
Loans and borrowings 20
24,294
30,690
Post-retirement and other employee benefits 18
1,018
-
Current tax liability
-
2,836
Total equity and liabilities
2,671,145
2,492,289
The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended June 30, 2013
Number
of
ordinary
shares
Number of
cumulative
preference
shares
Share capital
R’000
Cumulative
preference
share
capital
R’000
Revaluation
and other
reserves
1
R’000
Retained
earnings
R’000
Equity of the
owners of the
parent
R’000
Non-
controlling
interest
R’000
Total equity
R’000
Balance at June 30, 2010
384,884,379
5,000,000
4,133,318
500
198,869
(2,782,056)
1,550,631
99,330
1,649,961
Share issue expense (714) (714) (714)
Share-based payments 3,519 3,519 3,519
Dividend on ordinary share capital (19,244) (19,244) (19,244)
Total comprehensive income for the year² 961 (287,915) (286,954) (127,402) (414,356)
Balance at June 30, 2011
384,884,379
5,000,000
4,132,604
500
203,349
(3,089,215)
1,247,238
(28,072)
1,219,166
Staff options exercised 499,388 1,818 1,818 1,818
Share issue expenses (555) (555) (555)
Share-based payments 4,133 4,133 4,133
Non-controlling interest on disposal of subsidiary 97,496 97,496
Transfer of reserves on disposal of subsidiary (11,469) 11,469 - -
Treasury shares acquired through subsidiary (58,228) (58,228) (58,228)
Treasury shares disposed of by subsidiary 13,478 13,478 13,478
Dividend on ordinary share capital (28,872) (28,872) (28,872)
Total comprehensive income for the year² 9,062 309,118 318,180 67,305 385,485
Balance at June 30, 2012
385,383,767
5,000,000
4,089,117
500
205,075
(2,797,500)
1,497,192
136,729
1,633,921
Share issue expenses
(180)
(180)
(180)
Share-based payments
1,166
1,166
1,166
Share option buy-out
(24,052)
(24,052)
(24,052)
Non-controlling interest on disposal of subsidiary
(58,384)
(58,384)
58,384
-
Treasury shares disposed of by subsidiary
350
350
350
Dividend on ordinary share capital
(91,004)
(91,004)
(15,736)
(106,740)
Total comprehensive income for the year²
42,753
59,194
101,947
41,857
143,804
Balance at June 30, 2013
385,383,767
5,000,000
4,089,287
500
224,942
(2,887,694)
1,427,035
221,234
1,648,269
The accompanying notes are an integral part of these consolidated financial statements.
1
Revaluation and other reserves comprise share-based payment reserves, foreign currency translation reserve and asset revaluation reserves. The foreign exchange difference arises on the translation of a foreign joint venture in
Zimbabwe.
² Refer to the consolidated statement of profit or loss and other comprehensive income for a detailed analysis of total comprehensive income for the year.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2013
2013
2012
2011
Note
R’000
R’000                   R’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from sales of precious metals
2,076,496
3,004,264             2,565,319
Cash paid to suppliers and employees
(1,634,128)
(2,380,681)          (2,249,516)
Cash generated by operations
21
442,368
623,583                315,803
Finance income
27,337
18,243                  13,384
Dividends received
32,470
34                    6,013
Finance expenses
(4,097)
(3,382)                 (4,975)
Income tax received/(paid)
4,185
(17,308)                 (6,212)
Net cash inflow from operating activities
502,263
621,170               324,013
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of investments
(58,292)
(63,226)                          -
Cash flow on disposal of investments
1,839
-                          -
Additions to property, plant and equipment
(382,424)
(333,175)            (317,250)
Proceeds on disposal of property, plant and equipment
31,970
12,470                  4,662
Environmental rehabilitation payments
(22,476)
(19,766)              (22,577)
Cash flow on disposal of subsidiaries, net of cash disposed 22
-
(9,584)                          -
Net cash outflow from investing activities
(429,383)
(413,281)            (335,165)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of shares
-
1,818                          -
Share issue expenses
(180)
(555)                   (714)
Acquisition of treasury shares
-
(58,228)                          -
Proceeds on disposal of treasury shares
350
13,478                          -
Advances of loans and borrowings
163,332
-               109,636
Repayments of loans and borrowings
(30,690)
(96,194)                (8,332)
Share option buy-out
(24,052)
-                          -
Dividends paid
(103,063)
(28,872)              (19,244)
Net cash inflow/(outflow) from financing activities
5,697
(168,553)                81,346
NET INCREASE IN CASH AND CASH
EQUIVALENTS                                                                                                         78,577
39,336                70,194
Cash and cash equivalents at beginning of the year
298,506
259,112              188,152
Foreign exchange movements
86
58                     766
Cash and cash equivalents at the end of the year
24
377,169
298,506              259,112
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended June 30, 2013
1. ACCOUNTING POLICIES
DRDGOLD Limited (‘the company’) is a company domiciled in South Africa. The consolidated financial statements of the company for the year ended June 30, 2013 comprise the company and its subsidiaries (together referred to as the group) and the group’s interests in an associate and a jointly controlled entity.
STATEMENT OF COMPLIANCE
The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its
interpretations adopted by the International Accounting Standards Board (IASB).
The financial statements were approved by the Board of Directors on September 16, 2013.
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
(a)  Recoverable amount of mining assets and depreciation
The recoverable amounts of mining assets are generally determined utilizing discounted future cash flows. Management also considers such factors as the market capitalization of the group, the quality of the individual ore body and the country risk in determining the recoverable amount. During the year under review, the group calculated a recoverable amount based on updated life-of-mine plans, a gold price of R410,473 per kilogram (2012: 441,936 per kilogram) in year one escalating at an average of 6.7% (2012: 5.3%) per year, and a discount rate of 14.9% (2012: 14.4%). At a
10% lower gold price received of R369,425 per kilogram, a R1,097.4 million impairment would be recognized and at a
1.9 percentage points (13%) increase in the discount rate to 16.8%, the group would begin impairment of the mining assets (refer to note 9).

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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
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
(c)  Estimate of exposure and liabilities with regard to rehabilitation costs
Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements. An average discount rate of 7.6%, average inflation rate of 5.4% and expected life of mine according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (2012: discount rate of 7.3% and inflation rate of 5.4%) (refer note 17).
(d)  Estimate of taxation
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
(e)  Fair value of share-based compensation
The fair value of options granted is determined using the Black-Scholes option pricing model. The significant inputs into the model are: vesting period and conditions, risk-free interest rate, volatility, market price on date of grant and issue price of grant. Other inputs are: performance criteria and employee retention rate (Refer to notes 18 for detail on the share option scheme and phantom share scheme.)
(f)  Gold in process
Gold in process in certain plants is estimated based on the metallurgist’s best estimate of the gold content and grade thereof.
(g)  Assessment of contingencies
Contingencies will realize only when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.
(h)  Ore Reserves estimate
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
1. ACCOUNTING POLICIES (continued)
USE OF ESTIMATES AND JUDGMENTS (continued)
(h)  Ore Reserves estimate (continued)
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
· depreciation, depletion and amortization charged in profit or loss may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
· decommissioning, site restoration and environmental provisions may change where changes in estimated Ore
  Reserves affect expectations about the timing or cost of these activities; and
· the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.
These adjustments are made prospectively where relevant.
(i)   Estimate of deferred taxation
The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows aligned to estimates used in the calculation of depreciation and rehabilitation liabilities. Management considers all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors include profitability of operations and an estimate of the gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. The amount recognized at June 30, 2013 is based on a future gold price received of R410,473 per kilogram (2012: R441,936 per kilogram) in year one, escalating at an average of
6.7% (2012: 5.3%) per year.
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
IAS 1 amendments – Presentation of Item of Other Comprehensive Income
The amendments:
· require that an entity presents separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met, from those that would never be classified to profit or loss; and
· change the title of the statement of profit or loss and other comprehensive income to the statement of profit or loss and other comprehensive income. An entity, however, is still allowed to use other titles.
The amendments do not address which items are presented in other comprehensive income or which items need to be reclassified.
The requirements of other IFRSs continue to apply in this regard.

These amendments did not have any effect on the financial position or financial performance of the group.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
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
Standard/interpretation                                                                     Effective date
IFRS 13 Fair Value Measurement
Annual periods commencing on
or after January 1, 2013 ¹
IFRS 10, IFRS 11 and
IFRS 12
Consolidated Financial Statements, Joint Arrangements and
disclosure of interests in other entities
Annual periods commencing on
or after January 1, 2013 ¹
IAS 19 amended 2011 Employee Benefits
Annual periods commencing on
or after January 1, 2013
(2)
IAS 28 Investments in Associates and Joint Ventures (2011)
Annual periods commencing on
or after January 1, 2013 ¹
IFRS 7 amendment
Disclosures – offsetting financial assets and financial
liabilities
Annual periods commencing on
or after January 1, 2013 ¹
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
Annual periods commencing on
or after January 1, 2013 ¹
IAS 32 Offsetting Financial Assets and Financial Liabilities
Annual periods commencing on
or after January 1, 2014 ¹
IAS 36 Recoverable amount disclosures for non-financial assets
Annual periods commencing on
or after January 1, 2014 ¹
IFRS 9 Financial Instruments
Annual periods commencing on
or after January 1, 2015 ¹
(1)  The impact of this is under investigation.
(2)  The group’s accounting policy is to recognize actuarial gains/losses in profit or loss. When the amendments come into effect the accounting policy will have to be changed to recognize the actuarial gains/losses in other comprehensive income. The impact of the other amendments has not been assessed.
Each of these standards and interpretations is described briefly below:

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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
1. ACCOUNTING POLICIES (continued)
IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosures of Interests in Other
Entities
IFRS 10 introduces a single control model to determine whether an investee should be consolidated. As a result the group may need to change its consolidation conclusion in respect of its investees, which may lead to changes in the current accounting for these investees.
Under IFRS 11, the structure of the joint arrangement, although still an important consideration, is no longer the major factor in determining the type of joint arrangement and therefore the subsequent accounting.
· The group’s interest in a joint operation, which is an arrangement in which the parties have rights to the assets and obligations for the liabilities, will be accounted for on the basis of the group’s interest in those assets and liabilities.
· The group’s interest in a joint venture which is an arrangement in which the parties have rights to the net assets, will be equity accounted.
The group may need to reclassify its joint arrangements, which may lead to changes in the current accounting for these interests.

IFRS 12 brings together in a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. IFRS 12 requires the disclosure of information about the nature, risks and financial effects of these interests.
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
IAS 28 – Investments in Associates and Joint Ventures
IAS 28 (2011) supersedes IAS 28 (2008) and makes the following amendments:
· IFRS 5 applies to an investment, or a portion of an investment, in an associate or a joint venture that meets the criteria to be classified as held-for-sale; and
· on cessation of significant influence or joint control, even if an investment in an associate becomes an investment in a joint venture or vice versa, the entity does not remeasure the retained interest.
Amendments to IFRS 7 - Financial Instruments: Disclosures: Offsetting Financial Assets and Financial Liabilities
The amendments contain new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position, or are subject to enforceable master netting arrangements or similar agreements. Where the group applies offsetting in the financial statements, it will be required to provide additional disclosures in this regard.

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

IAS 32 – Offsetting Financial Assets and Financial Liabilities
The amended IAS 32 requires disclosure of the actual and potential effects of netting arrangements on the entity’s financial positioning, clarifies current offsetting criteria and addresses inconsistencies in their application.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
1. ACCOUNTING POLICIES (continued)
New accounting standards (continued)

IAS 36 amendment - Recoverable Amount Disclosures for Non-Financial Assets
The amendments reverse the unintended requirement in IFRS 13 Fair Value Measurement to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed.

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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
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

Acquisitions from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder which controls the group is accounted for as if the acquisitions had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. For this purpose comparatives are restated. The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the group controlling shareholder’s consolidated financial statements. Any excess (shortfall) of the purchase consideration over the net asset value acquired is recognized in equity as a notional distribution to (contribution by) owners.

Allocation of losses to non-controlling interests

In the absence of an agreement with non-controlling interest shareholders’ applicable losses in subsidiaries are allocated to non-
controlling interest even if doing so causes the non-controlling interest to have a deficit balance.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
1. ACCOUNTING POLICIES (continued)

PROPERTY, PLANT AND EQUIPMENT

Owned assets

The group's property, plant and equipment consist mainly of mining assets which comprise mining properties (including mineral rights), mine development, mine plant facilities, exploration assets and equipment and vehicles.

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

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in profit or loss. When assets are sold which have been revalued on acquisition for consolidation purposes, the amounts included in the revaluation reserve are transferred to retained earnings (refer note 16).

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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
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
The prevailing market price of gold at the end of the financial year was R328,155, R408,381 and R378,158 per kilogram for the fiscal years ended June 30, 2011, 2012 and 2013, respectively.

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

The current estimated useful lives for the current and comparative periods are:
•
mining properties – life of mine for each operation, currently between 8 (2012: 3 and 2011: 7) and 10 (2012: 11 and
2011: 30) years;
•
mine development – life of mine for each operation, currently between 8 (2012: 3 and 2011: 7) and 10 (2012: 11 and 2011: 30) years;
•
mine plant facilities – life of mine for each operation, currently between 1.5 (2012: 3 and 2011: 7) and 10 (2012: 11 and 2011: 30) years; and
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
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

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash operating costs of production, all based on life of mine business plans. The term "recoverable minerals" means proved and probable Ore Reserves which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R328,155, R408,381 and R378,158 per kilogram for the fiscal years ended June 30,
2011, 2012 and 2013, respectively. For purposes of impairment testing, assets are grouped together into the smallest group of assets which generates cash flows from continuing use that is largely independent of the cash inflows of other assets or groups of assets (‘cash-generating units’).

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

Exploration assets

Exploration assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration assets are allocated to cash-generating units consistent with the determination of reportable segments. The technical feasibility and commercial viability of extracting a Mineral Resource is considered to be determinable when proven Ore Reserves are determined to exist. Upon the determination of proven Ore
Reserves, exploration assets attributable to those Reserves are first tested for impairment and then reclassified from exploration assets to a separate category within tangible assets. Expenditure deemed to be unsuccessful is recognized in profit or loss immediately.

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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
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

Share-based payment transactions

Equity settled share based payment awards
The group grants share options to certain employees under an employee share plan to acquire shares of the company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options.
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

Cash settled share based payment awards
The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the liability are recognized as employee benefit expenses in profit or loss. The fair value of the options granted is measured using the Black-Scholes option pricing model at each reporting date.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
1. ACCOUNTING POLICIES (continued)

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

REVENUE RECOGNITION

Gold bullion and by-products

The group recognizes revenue from the sale of gold bullion and by-products is measured at the fair value of the consideration received or receivable. Revenue is recognized in profit or loss when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
1. ACCOUNTING POLICIES (continued)

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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
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
When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is restated as if the operation had been discontinued from the start of the comparative period.

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

2. OPERATING SEGMENTS

The following summary describes the operations in each of the group’s reportable operating segments:
· Ergo: is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg’s central business district as well as the east and central Rand goldfields. The operation consists of four plants: Brakpan, Crown
  (now decommissioned), City and Knights. Ergo is evaluating the viability of processing surface uranium-and sulphur-
  bearing tailings on the east and central Rand goldfields of South Africa.
· Blyvoor: incorporates the Doornfontein mine, situated on the north-western edge of the Witwatersrand basin. The mine has underground and surface operations. Blyvoor was disposed of during the year ended June 30, 2012 and the segment therefore reflect the results of Blyvoor until the effective date of June 1, 2012 (refer to note 11).
The reportable segments, as described above, are the group’s strategic divisions. The strategic divisions reflect different operational locations reported on separately to the executive committee (CODM). The group’s revenue stream consists of the sale of gold bullion.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2. OPERATING SEGMENTS (continued)
2013
Ergo
R’000
Corporate head
office and all
other (2)
R’000
Total
R’000
Financial performance
Segmental revenue
2,076,496
-
2,076,496
Cash operating costs
(1,414,904)
-
(1,414,904)
Movement in gold in process
17,727
-
17,727
Operating profit
679,319
-
679,319
Interest and other investment income
3,187
53,311
56,498
Interest expense
(175)
(19,209)
(19,384)
Retrenchment costs
-
(565)
(565)
Administration expenses and general costs
(25,150)
(52,920)
(78,070)
Taxation charge (1)
(87)
8,746
8,659
Working profit/(loss) before capital expenditure
657,094
(10,637)
646,457
Capital expenditure
(368,395)
(13,533)
(381,928)
Working profit/(loss) after capital expenditure
288,699
(24,170)
264,529
(1) The taxation charge excludes deferred tax.
(2) Corporate head office and all other expenses are included in the disclosure here to reconcile segment data to the consolidated financial statements and do therefore not represent a separate segment.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2. OPERATING SEGMENTS (continued)
2013
Ergo
Corporate head
office and all
other (1)                               Total
Operating results (2)
Ore milled
t’000
23,254
-                           23,254
Average yield
g/t
0.20
-                                0.20
Gold produced
kg
4,553
-                              4,553
oz
146,381
-
146,381
Cash operating costs
R/kg
310,763
-                         310,763
$/oz
1,094
-                              1,094
All-in sustaining cost
R/kg
365,569
-                         365,569
$/oz
1,284
-                              1,284
All-in cost
R/kg
436,638
-                         436,638
$/oz
1,535
-                              1,535
Gold price received        -        revenue
R/kg
456,072
-                         456,072
- revenue
$/oz
1,613
-                              1,613
R’000
R’000
R’000
Reconciliation of assets
Reportable segment assets
1,729,482
26,851
1,756,333
Other assets
348,645
566,167
914,812
Total assets
2,078,127
593,018
2,671,145
Reconciliation of liabilities
Reportable segment liabilities
682,034
240,077
922,111
Taxation and deferred taxation
100,765
-
100,765
Total liabilities
782,799
240,077
1,022,876
(1) Corporate head office and all other are included in the disclosure here to reconcile segment data to the consolidated financial statements and do therefore not represent a separate segment.
(2) Unaudited

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2. OPERATING SEGMENTS (continued)
2013
Ergo
R’000
Corporate head
office and all
other (1)
R’000
Total
R’000
Other material information
Depreciation
(143,606)
(160)
(143,766)
Impairment of assets
(61,043)
(176,958)
(238,001)
Reconciliation of revenues
Total revenues for reportable segments
2,076,496
-
2,076,496
Statement of cash flows
Cash flows from operating activities
543,234
(40,971)
502,263
Cash flows from investing activities
(372,805)
(56,578)
(429,383)
Cash flows from financing activities
-
5,697
5,697
Reconciliation of profit/(loss)
Segment working profit/(loss) before capital expenditure
657,094
(10,637)
646,457
- Depreciation
(143,606)
(160)
(143,766)
- Movement in provision for environmental rehabilitation
(35,694)
20,360
(15,334)
- Impairments
(61,043)
(176,958)
(238,001)
- Growth in environmental rehabilitation trust funds and guarantees
3,933
5,537
9,470
- Profit on disposal of property, plant and equipment
69
19,198
19,267
- Unwinding of provision for environmental rehabilitation
(31,982)
(1,555)
(33,537)
- Borrowing costs capitalized
514
10,432
10,946
- Ongoing rehabilitation expenditure
(45,444)
-
(45,444)
- Net other operating costs
(31,857)
(24,501)
(56,358)
- Deferred tax
(50,863)
(2,737)
(53,600)
Profit/(loss) for the year
261,121
(161,021)
100,100
(1) Corporate head office and all other are included in the disclosure here to reconcile segment data to the consolidated financial statements and do therefore not represent a separate segment.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2. OPERATING SEGMENTS (continued)
2013
Revenues
Non-
current
assets
R’000                              R’000
Geographical Information
South Africa
2,076,496                       1,756,333
Zimbabwe
-                                        -
Total
2,076,496                       1,756,333
Information about major customers
The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2. OPERATING SEGMENTS (continued)
2012
Blyvoor
R’000
Ergo
R’000
Corporate head
office and all
other (2)
R’000
Total
R’000
Financial performance
Segmental revenue
1,240,073
1,764,191
-
3,004,264
Cash operating costs
(1,052,197)
(1,151,400)
-
(2,203,597)
Movement in gold in process
5,283
9,427
-                            14,710
Operating profit
193,159
622,218
-
815,377
Interest and other investment income
732
777
14,638                           16,147
Interest expense
(817)
(18)
(7,497)                          (8,332)
Retrenchment costs
(43,747)
-
-
(43,747)
Administration expenses and general costs
(10,918)
(40,172)
(70,447)                     (121,537)
Taxation charge (1)
-
(172)
(16,855)
(17,027)
Working profit/(loss) before capital expenditure
138,409
582,633
(80,161)
640,881
Capital expenditure
(82,938)
(244,650)
(7,594)                      (335,182)
Working profit/(loss) after capital expenditure
55,471
337,983
(87,755)                        305,699
(1) The taxation charge excludes deferred tax.
(2) Corporate head office and all other are included in the disclosure here to reconcile segment data to the consolidated financial statements and do therefore not represent a separate segment.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2. OPERATING SEGMENTS (continued)
2012
Blyvoor
Ergo
Corporate head
office and all
other (1)                               Total
Operating results (2)
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
1,096
-
1,223
All-in sustaining cost
R/kg                    384,689
331,978
-
353,863
$/oz                         1,543
1,271
-
1,332
All-in cost
R/kg                    399,572
383,294
-
390,064
$/oz                         1,603
1,442
-
1,565
Gold price received        -        revenue
R/kg                    412,533
417,956
-
415,700
- revenue
$/oz                         1,677
1,682
-
1,679
R’000
R’000
R’000
R’000
Reconciliation of assets
Reportable segment assets
                               -
1,569,148
72,409
1,641,557
Other assets
              -
296,696
554,036
850,732
Total assets
      -
1,865,844
626,445
2,492,289
Reconciliation of liabilities
Reportable segment liabilities
       -
592,966
175,534
768,500
Taxation and deferred taxation
                                 -
85,206
4,662
89,868
Total liabilities
          -
678,172
180,196
858,368
(1) Corporate head office and all other are included in the disclosure here to reconcile segment data to the consolidated financial statements and do therefore not represent a separate segment.
(2) Unaudited

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2. OPERATING SEGMENTS (continued)
2012
Blyvoor
R’000
Ergo
R’000
Corporate head
office and all
other (1)
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
Cash flows from financing activities
                       -
-
(168,553)
(168,553)
Reconciliation of profit/(loss)
Segment working profit/(loss) before capital expenditure
138,409
582,633
(80,161)                        640,881
- Depreciation
(1,661)
(117,457)
(1,732)
(120,850)
- Movement in provision for environmental rehabilitation
301
(48,292)
(11,194)
(59,185)
- Impairments
               -
-
(1,100)
(1,100)
- Net gain on disposal of available-for-sale financial assets reclassified from equity
6,656
-
-                             6,656
- Growth in environmental rehabilitation trust funds
1,606
3,138
5,893                           10,637
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
(1) Corporate head office and all other are included in the disclosure here to reconcile segment data to the consolidated financial statements and do therefore not represent a separate segment.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2. OPERATING SEGMENTS (continued)
2012
Revenues
Non-
current
assets
R’000                             R’000
Geographical Information
South Africa
3,004,264                      1,614,573
Zimbabwe
-                            26,984
Total
3,004,264                      1,641,557
Information about major customers
The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2. OPERATING SEGMENTS (continued)
2011
Blyvoor
R’000
Ergo
R’000
Corporate head
office and all
other (2)
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
Retrenchment costs
               -
-
(839)
(839)
Administration expenses and general costs
(1,781)
(11,394)
(74,911)                        (88,086)
Taxation charge (1)
(27)
(222)
(6,010)                           (6,259)
Working profit/(loss) before capital expenditure
70,494
397,285
(77,745)                        390,034
Capital expenditure
(95,683)
(205,330)
(9,981)                      (310,994)
Working (loss)/profit after capital expenditure
(25,189)
191,955
(87,726)
79,040
(1) The taxation charge excludes deferred tax.
(2) Corporate head office and all other are included in the disclosure here to reconcile segment data to the consolidated financial statements and do therefore not represent a separate segment.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2. OPERATING SEGMENTS (continued)
2011
Blyvoor
Ergo
Corporate head
office and all
other (1)
Total
Operating results (2)
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
973
-
1,119
All-in sustaining cost
R/kg                330,105
258,247
-
291,066
$/oz                     1,470
1,078
-
1,301
All-in cost
R/kg                330,491
308,868
-
318,743
$/oz                     1,471
1,258
-
1,419
Gold price received        -        revenue
R/kg                314,802
307,846
-
311,023
- revenue
$/oz                     1,369
1,375
-
1,372
(1) Corporate head office and all other are included in the disclosure here to reconcile segment data to the consolidated financial statements and do therefore not represent a separate segment.
(2) Unaudited

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2. OPERATING SEGMENTS (continued)
2011
Blyvoor
R’000
Ergo
R’000
Corporate head
office and all
other (1)
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
(1) Corporate head office and all other are included in the disclosure here to reconcile segment data to the consolidated financial statements and do therefore not represent a separate segment.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2. OPERATING SEGMENTS (continued)
2011
Revenues
Non-
current
assets
R’000                             R’000
Geographical Information
South Africa
2,565,319                      1,534,428
Zimbabwe
-                            15,674
Total
2,565,319                      1,550,102
Information about major customers
The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.
.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2013                 2012                  2011
R’000
R’000                R’000
3. REVENUE
Revenue consists of the following principal categories:
Gold revenue
2,073,340
2,982,290         2,541,226
By-product revenue
3,156
21,974              24,093
Total revenue
2,076,496
3,004,264         2,565,319
4. RESULTS FROM OPERATING ACTIVITIES
include the following:
Auditors' remuneration
(7,160)
(10,019)           (10,065)
Audit fees – current year
(6,702)
(10,019)           (10,065)
Fees for other services
(458)
-                       -
Management, technical, administrative and secretarial
service fees
(9,072)
(14,187)             (3,671)
Staff costs
Included in staff costs are:
(287,908)
(826,017)         (763,826)
Salaries and wages
(265,950)
(724,049)         (714,832)
Share-based payments
(4,515)
(4,133)             (3,519)
Retrenchment costs
(565)
(43,747)                (839)
Post-retirement and other employee benefit contributions
(16,878)
(54,088)           (44,636)
Profit/(loss) on disposal of property, plant and equipment
19,267
(9,556)                3,255
Impairments
(238,001)
(1,100)         (547,656)
Property, plant and equipment
(110,186)
-         (546,566)
Other impairments
(992)
-                       -
Impairment of available-for-sale financial asset reclassified from other comprehensive income
(101,261)
-                       -
Rehabilitation trust fund
(25,562)
(1,100)             (1,090)
During the year ended June 30, 2013, the group recorded an impairment of R110.2 million against property, plant and equipment at a specific asset level. R61.1 million was recorded against the Ergo operating segment based on the recoverable amount (value in use) of these assets being lower than their carrying amount. The impairment was due to the reassessment of the viability of these assets and projects (R40.1 million for surface dumps, R12.4 million for plant equipment and R8.6 million against shaft and infrastructure). R49.1 million was recorded against Chizim Gold (Pvt) Limited (Chizim Gold) which are included in Corporate head office and all other. The impairment was determined based on the recoverable amount (fair value less cost to sell) being lower than the carrying value of the exploration assets and was due to a decision by management to sell the Zimbabwean investment. The group recorded an impairment of R101.3 million against available-for-sale financial assets based on the recoverable amount (fair value less cost to sell) of the financial asset being significantly lower than its original cost price for a prolonged period. This relates to the company's investment in Village Main Reef Limited (Village). The group derecognized the
DRDGOLD rehabilitation trust fund of R25.6 million due to the relinquishment of the fund to the buyer of the relating mining rights over the Durban Roodepoort Deep mine area.

During the year ended June 30, 2012, the group derecognized R1.1 million (2011: R1.1 million) against West Witwatersrand
Gold Mines Proprietary Limited’s rehabilitation trust fund due to the relinquishment of the fund to the buyer of the relating mining rights over the West Wits mining lease area.

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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2013
2012
2011
R’000
R’000
R’000
4. RESULTS FROM OPERATING ACTIVITIES
    include the following: (continued)
Operating leases
(2,021)
(1,939) (1,456)
Mining royalties
(30)
(4,739) (4,365)
5. FINANCE INCOME
Dividends received
32,470
38 6,013
Interest received
24,028
16,109 13,580
Net gain on financial liabilities measured at amortized cost
-
- 24,808
Net gain on disposal of available-for-sale financial asset reclassified from other comprehensive income
-
6,656 -
Growth in environmental rehabilitation trust funds and investments for guarantees (refer note 10)
9,470
10,637 8,391
65,968
33,440 52,792
6. FINANCE EXPENSES
Interest paid on loans and bank overdrafts
(19,384)
(7,673)             (11,395)
Unwinding of provision for environmental rehabilitation (refer note 17)
(33,537)
(7,292)               (9,405)
Unwinding of discount on financial liabilities measured at amortized cost
-
(659)               (7,667)
Net loss on financial liabilities measured at amortized cost
-
(6,372)                         -
Borrowing costs capitalized (refer note 9)
10,946
4,290                  6,420
(41,975)
(17,706)             (22,047)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2013                 2012                2011
R’000               R’000              R’000
7.  INCOME TAX
Mining tax
(53,264)
13,079           (28,940)
Non-mining tax
8,323
(16,545)                1,882
Secondary tax on companies
-
(4,544)             (5,094)
(44,941)
(8,010)           (32,152)
Comprising:
South African
Current tax - current year
(4,187)
(12,483)            (1,197)
      - prior year
12,846
-                    32
Deferred tax
(53,600)
9,017          (25,893)
Secondary tax on companies
-
(4,544)            (5,094)
(44,941)
(8,010)          (32,152)
In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate of 28% (2012: 28% and 2011: 28%).

The tax rates applicable to mining and non-mining income of a gold mining company previously depended on whether the company elected to be exempt from Secondary Tax on Companies (STC). STC was a tax on dividends declared, which was payable by the company declaring the dividend of which the STC tax rate was equal to 10% (2012: 10% and 2011: 10%) of the amount of income declared as a dividend. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply to both mining and non-mining income. With the exception of
Crown, all of the South African subsidiaries elected not to be exempt from STC. On April 1, 2012, STC was replaced by a dividend tax of 15%, which is levied on the beneficial owner of the share. As a result of the new dividends tax there is now a single mining and non-mining tax rate for gold mining companies for the year ended June 30, 2012 onwards.

In 2013 and 2012, the tax rates for taxable, mining and non-mining income for companies were 34% and 28% respectively. In
2011, the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 43% and 35%
respectively (no STC exemption: 34% and 28% respectively).
The formula for determining the South African gold mining tax rate for both fiscal 2013 and 2012 are:
Y = 34 – 170/X
The formulae for determining the South African gold mining tax rates for fiscal 2011 is:
Y = 43 – 215/X (elect not to pay STC)
Y = 34 – 170/X (elect to pay STC)
Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
7. INCOME TAX (continued)
For deferred tax purposes the group applies the expected average effective tax rate. The average effective tax rates for the respective operations are based on the group’s current estimate of when temporary differences will reverse. Based on changes in estimates, the tax rate can be different from year to year. If a one percentage point increase in the average effective tax rate is applied it would increase the movement in profit or loss by R5.7 million to R59.3 million debit.

Each company is taxed as a separate entity and no tax set-off is allowed between the companies.

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital expenditure to be deducted from future mining income. After the restructuring of the surface operations, effective July 1,
2012, Ergo is treated as one taxpaying operation pursuant to the relevant ring-fencing legislation.
2013
2012               2011
R’000
R’000             R’000
Estimated unredeemed capital expenditure at year-end (available for deduction against future mining income)
1,629,438
1,693,444       2,183,572
Estimated gross capital losses (available to reduce future capital gains)
1,394,339
1,399,339        1,081,785
Estimated assessed tax losses at year-end (available to reduce future taxable income)
86,107
128,350           203,078
Estimated tax losses and unredeemed capital expenditure carried forward
3,109,884
3,221,133        3,468,435
Tax reconciliation
Major items causing the group's income tax provision to differ from the statutory rate were:
Taxation on net (profit)/loss before taxation at the South African corporate tax rate of 28%
(40,611)
(110,740)          107,303
Rate adjustment to reflect the actual realized company tax rates
27,101
34,273            19,018
Deferred tax rate adjustment
(9,354)
15,940              3,083
Non-deductable expenditure (a)
(46,323)
(7,339)           (1,746)
Exempt income (b)
16,006
8,034              9,095
Additional tax benefit relating to the prior year
12,846
25,367              3,658
Tax incentives
1,291
439                 410
Secondary tax on companies
-
(4,544)           (5,094)
Temporary differences including tax losses recognized for which deferred tax assets were previously unrecognized
2,197
28,343                 525
Current year losses for which no deferred tax was recognized (c)
(13,070)
(2,702)       (166,642)
Other
4,976
4,919           (1,762)
Taxation charge
(44,941)
(8,010)         (32,152)
(a)   Included in the group’s non-deductable expenditure for the year ended June 30, 2013, is the non-deductable portion of
R101.3 million relating to the impairment of the available-for-sale investment in Village and R49.1 million relating to the impairment of the exploration asset in Zimbabwe.
(b)   Included in the group’s exempt income for the year ended June 30, 2013, is an amount of R32.5 million relating to the dividends received from local companies.
(c)   The group’s current year losses for which no deferred tax was recognized for the year ended June 30, 2011, relates to the impairment of Blyvoor (refer note 4).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
8. EARNINGS PER SHARE
Basic
The calculation of earnings per ordinary share is based on the following:
Basic earnings/(loss) attributable to equity owners of the parent
59,194
308,675         (287,915)
Basic earnings from continuing operations attributable to equity owners of the parent
59,194
217,301             67,070
Weighted average number of ordinary shares in issue adjusted for treasury shares
379,178,208    384,169,915    384,884,379
Diluted
Basic earnings/(loss) attributable to equity owners of the parent
59,194
308,675         (287,915)
Dilutive effect on earnings
-
-                       -
Diluted basic earnings/(loss)
59,194
308,675         (287,915)
Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares
Weighted average number of ordinary shares in issue
379,178,208   384,169,915     384,884,379
Number of staff options allocated
802,224
589,693                       -
Diluted weighted average number of ordinary shares
379,980,432    384,759,608    384,884,379
Basic earnings/(loss) per ordinary share (cents)
16
80                  (75)
Diluted earnings/(loss) per ordinary share (cents)
16
80                  (75)
Basic earnings from continuing operations per ordinary share (cents)
16
57                    17
Diluted earnings from continuing operations per ordinary share (cents)
16
56                    17
At June 30, 2013, 0.7 million options (2012: 17.0 million and 2011: 21.6 million) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.
2013
2012                  2011
R’000
R’000                R’000

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2013                 2012
R’000               R’000
9. PROPERTY, PLANT AND EQUIPMENT
Total
Cost
2,581,481
2,212,866
Opening balance
2,212,866
3,558,578
Additions
381,928
335,182
Borrowing costs capitalized
10,946
4,290
Disposals
(26,486)
(30,465)
Disposed through the disposal of subsidiary
-
(1,665,341)
Change in estimate
(6,399)
13,390
Foreign exchange movement
8,626
(2,768)
Accumulated depreciation and impairment
(825,148)
(571,309)
Opening balance
(571,309)
(2,008,476)
Depreciation
(143,766)
(120,850)
Impairment (refer note 4)
(110,186)
-
Disposals
113
-
Disposed through disposal of subsidiary
-
1,558,017
Carrying value
1,756,333
1,641,557

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2013                 2012
R’000               R’000
9. PROPERTY, PLANT AND EQUIPMENT (continued)
Mining property and development
Cost
1,266,171
1,264,163
Opening balance
1,264,163
2,437,380
Additions
26,332
148,264
Disposals
(26,356)
(30,465)
Change in estimate
2,032
9,772
Disposed through disposal of subsidiary
-
(1,300,788)
Accumulated depreciation and impairment
(427,617)
(333,858)
Opening balance
(333,858)
(1,457,045)
Depreciation
(85,164)
(85,026)
Impairment
(8,595)
-
Disposed through disposal of subsidiary
-
1,208,213
Carrying value
838,554
930,305
Mine plant facilities
Cost
1,093,574
743,444
Opening balance
743,444
917,564
Additions
339,184
170,861
Borrowing costs capitalized
10,946
4,290
Disposed through disposal of subsidiary
-
(349,271)
Accumulated depreciation and impairment
(332,963)
(224,459)
Opening balance
(224,459)
(530,291)
Depreciation
(56,056)
(33,300)
Impairment
(52,448)
-
Disposed through disposal of subsidiary
-
339,132
Carrying value
760,611
518,985

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2013                    2012
R’000                  R’000
9. PROPERTY, PLANT AND EQUIPMENT (continued)
Equipment and vehicles
Cost
20,068
17,319
Opening balance
17,319
30,622
Additions
2,879
1,979
Disposals
(130)
-
Disposed through disposal of subsidiary
-
(15,282)
Accumulated depreciation and impairment
(15,425)
(12,992)
Opening balance
(12,992)
(21,140)
Depreciation
(2,546)
(2,524)
Disposals
113
-
Disposed through disposal of subsidiary
-
10,672
Carrying value
4,643
4,327
Exploration Assets (a)
Cost
201,668
187,940
Opening balance
187,940
173,012
Additions
13,533
14,078
Change in estimate
(8,431)
3,618
Foreign exchange movement
8,626
(2,768)
Accumulated depreciation and impairment
(49,143)
-
Opening balance
-
-
Impairment
(49,143)
-
Carrying value
152,525
187,940
(a)   Exploration assets relate to phase two of the Ergo project and include property, plant and the tailings complex as well as exploration costs incurred in Zimbabwe.
Borrowing costs are capitalized to qualifying assets at the rate applicable to the specific financing obtained (refer note 20).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2013                2012
R’000               R’000
10. NON-CURRENT INVESTMENTS AND OTHER ASSETS
Listed investments
34,071
151,303
  Opening balance
151,303
135,332
  Fair value adjustment
(117,232)
15,971
Unlisted investments
93,384
20,426
Loan to DRDSA Empowerment Trust (a)
2,592
4,431
Investments in environmental rehabilitation guarantees (b)
90,667
59,264
  Opening balance
59,264
-
  Contributions
27,522
56,944
  Growth (refer note 5)
3,881
2,320
Investments in environmental rehabilitation trust funds (c)
86,356
106,328
  Opening balance
106,328
134,247
  Impairment
(25,562)
(1,100)
  Disposed through disposal of subsidiary
-
(35,136)
  Growth (refer note 5)
5,590
8,317
Total non-current investments and other assets
307,070
341,752
Fair
Carrying
Carrying
Number                value                   value                   value
of                 2013                    2013                    2012
% Held
shares
R'000
R'000
R'000
Listed investments consist of:
Village Main Reef Limited 8 85,714,286 34,071 34,071 151,303
Unlisted investments consist of:
Rand Mutual Assurance Company Limited † 1 - - 1
Rand Refinery Limited 11 44,438 93,320 93,320 20,386
Chamber of Mines Building Company
Proprietary Limited
2 32,676 64 64 39
93,384 93,384 20,426
† Represents a less than 1% shareholding.
(a)   The terms and conditions of the loan to the DRDSA Empowerment Trust are linked to the payments of dividends from
Ergo Mining Operations Proprietary Limited.
(b)   This investment relates to funds invested for financial guarantees provided to the Department of Mineral Resources
(DMR) for environmental and rehabilitation obligations (refer note 17). The entire amount is invested in a cell captive called the Guardrisk Cell Captive which is consolidated as a special purpose entity (SPE).
(c)   The monies in the environmental rehabilitation trust funds are invested primarily in low-risk interest-bearing debt securities and may be used only for environmental rehabilitation purposes (refer note 17).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
11. INVESTMENT IN SUBSIDIARIES
Part disposal of subsidiary

ErgoGold

During the year ended June 30, 2013, DRDGOLD disposed of its 35% interest in ErgoGold to Ergo Mining Proprietary Limited
(Ergo Mining) as part of the group restructuring on July 1, 2012 for R200.0 million. Through the disposal, the non-controlling interest obtained an additional 9.1% effective interest in ErgoGold accounted for as a movement in equity.

Disposal of subsidiary

Blyvoor

On February 11, 2012, DRDGOLD, Village and Business Venture Investments No 1557 Proprietary Limited (a wholly owned subsidiary of Village) (Purchaser) entered into a sale of shares and claims agreement (the Agreement), for the acquisition of
DRDGOLD’s entire interest in and claims against Blyvoor for R1 and 85,714,286 new ordinary shares of Village.

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

Pending the outcome of Part B conditions precedent, 20,000,000 of the newly issued ordinary shares in Village will be kept in escrow.

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
(138,638)
Less: Directly attributable costs
(7,226)
Loss on disposal of discontinued operation
(10,532)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2013                    2012
R’000                  R’000
12. INVESTMENT IN JOINT VENTURE
The joint venture for which the statement of profit or loss and other comprehensive income and statement of financial position have been proportionately consolidated is as follows:
Chizim Gold (Pvt) Limited – percentage held
49%
50%
Chizim Gold (Pvt) Limited - Zimbabwe
During the year ended June 30, 2011 the group acquired a 50% interest in Chizim Gold (Pvt)
Limited (Chizim Gold) for a nominal cash consideration, pursuant to a joint venture agreement entered into on December 9, 2009. On June 7, 2013, a shareholders agreement was entered into reducing the group’s shareholding to 49%. On June 30, 2013, Chizim Gold stopped conducting feasibility studies on certain exploration tenements in Zimbabwe. The group has a contingent liability as at June 30, 2013, amounting to Rnil (2012: R31.4 million)
in terms of the funding requirements as per the joint venture agreement and capital commitments amounting to Rnil (2012: R9.3 million).

The group’s policy is to capitalize exploration costs. Chizim Gold was purely in an exploration phase up until June 30, 2013, therefore the group’s effective share in income and expenses of the joint venture is Rnil (2012: Rnil).

The group’s effective share of assets and liabilities in the joint venture, which are included in the consolidated financial statements, are as follows:
Statement of financial position
Non-current assets
-
26,984
Current assets
518
1,149
Total assets
518
28,133
Shareholders’ equity
313
27,367
Current liabilities
205
766
Total equity and liabilities
518
28,133
13. INVESTMENT IN ASSOCIATE
West Wits SA Proprietary Limited – percentage held
28.33%
28.33%
Investment in associate – at cost
2,700
2,700
Impairment of investment in associate
(2,700)
(2,700)
Carrying value of investment in associate
-
-

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2013                    2012
R’000                  R’000
14. INVENTORIES
       Gold in process
35,037
32,820
Consumable stores
73,428
58,149
Finished stock - bullion
30,382
14,871
138,847
105,840
Inventory includes gold in process carried at net realizable value amounting to R31.7 million (2012: Rnil) and finished stock –
bullion amounting to R21.9 million (2012: R0.9 million).
2013                   2012
R’000                 R’000
15. TRADE AND OTHER RECEIVABLES
Trade receivables (gold)
30,415
2,082
Value added tax
17,110
30,044
Prepayments
403
1,022
Receivables from related parties
177
614
Interest receivable
1,646
1,074
Disposal of property and other receivables
39,354
34,880
Allowance for impairment
(6,360)
(7,820)
82,745
61,896

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
2013                       2012
2011
R’000                     R’000
R’000
16. EQUITY OF THE OWNERS OF THE PARENT
Details of equity of the owners of the parent are provided in the statements of changes in equity on page F-5.
Authorized share capital
600,000,000 (2012: 600,000,000) ordinary shares of no par value
5,000,000 (2012: 5,000,000) cumulative preference
shares of 10 cents each
500
500                 500
Issued share capital
385,383,767 (2012: 385,383,767) ordinary shares of no
par value
4,133,687
4,133,867       4,132,604
6,205,559 (2012: 6,268,173) treasury shares held within the group
(44,400)
(44,750)                      -
5,000,000 (2012: 5,000,000) cumulative preference shares
of 10 cents each
500
500                 500
4,089,787
4,089,617       4,133,104
Share capital
Unissued shares
In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the group are under the control of the directors until the next general meeting.

Cumulative preference shares
The terms of issue of the cumulative preference shares were that they carried the right, in priority to the company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of Argonaut's mineral rights acquired from Randgold and Exploration Company Limited in September 1997. The Department of Mineral
Resources (DMR) granted DRDGOLD a prospecting right over an area which was going to be too small to mine. When an application for a greater area was lodged, the DMR stated that the additional area is in an urban location and an application for a prospecting right cannot be granted. The company is in the process of consulting with the relevant preference shareholder to cancel these preference shares.

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
2013                    2012
2011
R’000                  R’000
R’000
Revaluation and other reserves
Foreign exchange translation reserve (a)
5,882
(3,252)                    747
Asset revaluation reserve (b)
186,459
152,840             143,049
Share-based payments reserve (c)
32,601
55,487               59,553
224,942
205,075             203,349

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
16. EQUITY OF THE OWNERS OF THE PARENT (continued)

(a) The foreign exchange translation reserve represents the cumulative translation effect arising on the translation of the financial statements of the group’s foreign investment in Zimbabwe (refer note 12).

(b) On the acquisition of ErgoGold in the year ending June 30, 2009, an amount of R133.3 million was taken to the asset revaluation reserve. This amount represented the increase in the fair value of ErgoGold's net assets after the acquisition of the group's initial interest, which is attributable to that initial interest.

The fair value adjustment on the available-for-sale instruments relating to the investment in Village amounted to R117.2 million loss (2012: R11.5 million gain and 2011: Rnil). The cumulative fair value adjustment has been reclassified as impairment through profit or loss amounting to R101.3 million.

The cumulative fair value adjustment on the available-for-sale instruments relating to the investment in Rand Refinery Proprietary
Limited (Rand Refinery) as at June 30, 2013, amounted to R53.2 million (2012: R8.0 million and 2011: R7.7 million).

(c) The company issues equity-settled instruments to certain qualifying employees under an employee share option scheme to purchase shares in the company’s authorized but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Deferred share-based compensation is expensed over the vesting period, based on the company’s estimate of the shares that are expected to eventually vest. During the year ended June 30, 2013, the company offered participants to buy-out all vested share options. The buy-out amounted to R24.1 million (2012: Rnil and 2011:
Rnil).
2013                 2012                 2011
R’000
R’000               R’000
Dividends
The following dividends were declared and paid by the group:
24.0 cents per qualifying ordinary share (2012: 7.5 cents and 2011: 5.0 cents)
(91,004)
(28,872)           (19,244)
After June 30, 2013, a dividend of 14 cents per qualifying share (R54.0 million) was approved by the directors as a final dividend for 2013. The company has no STC credits to utilize against the dividends tax. Dividend tax is levied at 15% (2012: 15%) (certain exemptions apply) and will be withheld from the dividend depending on the classification of the beneficial owner of the relevant share.
2013                      2012
R’000                    R’000
17. PROVISION FOR ENVIRONMENTAL REHABILITATION
Opening balance
504,327
490,225
Disposed through disposal of subsidiary
-
(45,999)
(Decrease)/increase in provision (refer note 9)
(6,399)
13,390
Unwinding of provision (refer note 6)
33,537
7,292
Utilization of provision
(22,476)
(19,766)
Charge to profit or loss
15,334
59,185
Closing balance
524,323
504,327
Amounts have been contributed to irrevocable trusts and guarantees have been provided to the DMR (refer to note 10).

The group intends to fund the ultimate rehabilitation costs from the money invested with the trust funds together with the
Guardrisk Cell Captive as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-
up. The rehabilitation is expected to occur progressively towards the end of life of the respective dumps mined.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS
2013                       2012
R’000                     R’000
Liability for post-retirement medical benefits (a)
6,322
5,972
Liability for long-term employee incentive scheme (b)
2,331
-
8,653
5,972
Contribution funds
The group participates in a number of multi-employer, industry-based retirement plans. All plans are governed by the
Pension Funds Act, 1956.
The group pays fixed contributions to external institutions and will have no legal or constructive obligation to pay further amounts.
2013
2012
R’000
R’000
Amounts recognized in profit or loss are as follows:
Contribution payments
(16,246)
(53,425)
(a) Post-retirement medical benefits
A provision for post-retirement medical benefits has been raised, based on the latest calculations using a projected unit credit method, of independent actuaries performed as at June 30, 2012. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded.
2013                    2012
R’000                  R’000
Amounts recognized in the statement of financial position are as follows:
Opening balance
5,972
5,540
Current service cost
92
84
Actuarial loss
-
67
Benefits paid
(282)
(231)
Interest costs
540
512
Closing balance
6,322
5,972
Amounts recognized in profit or loss are as follows:
Current service cost and interest
(92)
(84)
Net actuarial loss
-
(67)
Interest costs
(540)
(512)
(632)
(663)
Principal actuarial assumptions at the reporting date:
Health care cost inflation
7.8%
7.8%
Discount rate
8.8%
8.8%
Real discount rate
0.9%
0.9%
Normal retirement age
60
60
Expected average retirement age
60.3
60.3
Spouse age gap
3 years
3 years
Continuation at retirement
100%
100%
Proportion married at retirement
85%
85%

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Historical information:
2013                2012             2011            2009
2008
R’000              R’000           R’000          R’000
R’000
Unfunded liability
6,322
5,972 5,540 12,507 42,498
Actuarial loss/(gain)
-
67 (5,651) (35,290) 18,226
There are currently no long-term assets set aside in respect of post-retirement medical benefit liabilities.
Assuming all other variables remain constant a one percentage point change in the stated assumptions would have the following effects:
Sensitivity analysis:
Variation
Health care cost
inflation
Mortality
Resignation
rate
R’000
R’000                      R’000
Effect on the aggregate +1% 70 (61) (4)
service and interest cost -1% (60) 72 3
Effect in past-service +1% 733 (645) (32)
contractual liability -1% (626) 752 32
The group expects to pay contributions of R0.3 million during 2014.
(b) Liability for long-term employee incentive scheme
Phantom share scheme
2013                        2012
R’000                      R’000
Amounts recognized in the statement of financial position are as follows:
Opening balance
-
-
Increase in liability current year
3,349
-
Total liability of employee incentive scheme
3,349
-
Short-term portion of employee incentive scheme
(1,018)
-
Lon-term portion of employee incentive scheme
2,331
-
Details of the scheme
The company operates the DRDGOLD Phantom Share Scheme, as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the company's performance. The Phantom Share
Scheme was introduced during the year ended June 30, 2013 and is classified as cash settled. In terms of the Phantom Share
Scheme rules, 50% of the phantom shares granted will be valued based on the group meeting certain pre-determined performance criteria and the remaining 50% to defined retention periods. The maximum incentive pay-out per annum to any single employee may not exceed 75% of that employee's gross remuneration package. The participants in the scheme are fully taxed at their marginal tax rate on any gains realized on the exercise of their phantom shares.

The phantom share granted has a zero base value however, the number of phantom shares granted by the Remuneration
Committee is determined by price in respect of each share which is the subject of the phantom shares, the volume weighted average price of a share on the JSE for the seven days on which the JSE is open for trading, preceding the day on which the employee is granted the phantom share. The allocation date will be the date when the directors approve allocation of phantom shares. Each phantom share remains in force until date of vesting, subject to the terms of the scheme.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Phantom share scheme (continued)
Phantom shares granted under the Phantom Share Scheme vest primarily according to the following schedule over a maximum of a three year period:
Percentage vested in each period grant:
Period after the original date of the option:
Performance criteria Retention criteria
33.3%                                                                      0%
1 year
33.3%                                                                      50%
2 years
33.3%                                                                      50%
3 years
On October 31, the group granted 3,019,549 phantom shares to its executive directors and senior employees, to entitle them to a cash payment after each vesting period stated above. The cash payment is determined based on performance and retention criteria as set out in this note.

Phantom shares granted are initially measured at fair value on grant date and subsequently on each reporting date. This fair value is recognized as an employee expense over the vesting period, adjusted to reflect actual levels of vesting, with the corresponding credit to an employee benefit liability, which is part of non-current and current liabilities.

The fair value of the phantom shares granted is measured using the Black-Scholes valuation model, taking into account the terms and conditions upon which the phantom shares were granted and management's best estimate of the performance criteria being met at each reporting date.
Analysis of phantom shares:
Year granted
Years
Vested
Unvested
to expiry
June 30, 2013
June 30, 2014
June 30, 2015
June 30, 2016
2013                                              1 – 3
- 503,265 1,258,156 1,258,128

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Phantom share scheme (continued)
2013
2012
The fair value of the phantom shares determined using the
Black - Scholes option pricing model.
Significant inputs into the model were:
Market price at date of grant (Rand per share)
October 31, 2012 grant
5.92
Vesting periods (years)
October 31, 2012 grant
3
Option strike price (Rand per share)
October 31, 2012 grant
5.48
Risk-free rate
October 31, 2012 grant
5.85%
Volatility
(1)
October 31, 2012 grant
16%
The performance criteria of the phantom shares determined
against the group performance:
Return on equity (minimum required)
October 31, 2012 grant
15%
Headline earnings per share (minimum required) (cent per share)
October 31, 2012 grant
0.64
Share price performance (minimum required) (JSE Gold index)
October 31, 2012 grant
J150
Free cash flow margin (minimum required)
October 31, 2012 grant
10%
(1)
The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years.
Share option scheme
Details of the scheme
The company operated a share option scheme, DRDGOLD (1996) Share Scheme, (the Share option scheme), as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the company’s performance. In terms of the Scheme rules, a maximum of 40 million of the issued ordinary shares of the company are reserved for issuance there under and no participant may hold options at any time, which if exercised in full, would exceed 2 million of the company’s issued share capital at that time.

During the year ended June 30, 2013, the company introduced a new incentive tool called the DRDGOLD Phantom Share
Scheme which will replace the Share option scheme and no new share options will be granted under the replaced scheme. The company made an offer to buy-out all vested share options during the year ended June 30, 2013, at fair value based on the Black-
Scholes option valuation model amounting to R24.1 million (2012: Rnil).

Options granted under the Share option scheme vest primarily according to the following schedule over a maximum of a three year period:
Percentage vested in each period grant:
Period after the original date of the option:
25%                                                                                6 months
25%                                                                                1 year
25%                                                                                2 years
25%                                                                                3 years

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Share option scheme (continued)
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
Balance at July 1, 2011 21,582,927 7.30 16,011,187 12.13
Granted                                                                                5,084,563
5.12
Exercised                                                                          (5,394,749)
3.94
Forfeited/lapsed                                                                (1,648,156)
11.38
Balance at June 30, 2012 19,624,585 7.32 13,966,866 8.36
Exercised
(14,699,280)
6.61
Forfeited/lapsed
(1,269,948)
17.36
Balance at June 30, 2013
3,655,357
6.68
715,378                   14.67
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

Analysis of share options:
Range of exercise prices
Years
Vested
Unvested
to expiry
June 30, 2013
June 30, 2014
June 30, 2015
June 30, 2016
R5<                                                 2-3
- 789,246 - -
R5>R10                                           2-4
102,278 1,075,365 1,075,368 -
R10>R15                                         1-2
177,500 - - -
R15>R20                                         0-1
435,600 - - -
715,378
1,864,611                 1,075,368
-

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
2013
2012
The fair value of the options determined using the Black - Scholes option pricing model.
Significant inputs into the model were:
Market price at date of grant (Rand per share)
October 18, 2010 option grant
3.66
3.66
November 2, 2011 option grant
5.26
5.26
Vesting periods (years)
October 18, 2010 option grant
3
3
November 2, 2011 option grant
3
3
Option strike price (Rand per share)
October 18, 2010 option grant
3.69
3.69
November 2, 2011 option grant
5.12
5.12
Risk-free rate
October 18, 2010 option grant
6.74%
6.74%
November 2, 2011 option grant
6.75%
6.75%
Volatility
(1)
October 18, 2010 option grant
31%
31%
November 2, 2011 option grant
34%
34%
(1) The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
19. DEFERRED TAX
2013                   2012
R’000                 R’000
Balances arose from the following temporary differences:
Deferred tax asset
Property, plant and equipment
(5)
(5,460)
Provisions, including rehabilitation provision
2,894
29,247
Estimated assessed losses
-
16,836
Investments
-
(4,472)
Other temporary differences
-
2,134
2,889
38,285
Deferred tax liability
Property, plant and equipment
(185,832)
(118,972)
Provisions, including rehabilitation provision
81,358
31,965
Other temporary differences
3,709
(25)
(100,765)
(87,032)
Net deferred mining and income tax liability
(97,876)
(48,747)
Reconciliation between deferred taxation opening and closing balances
Opening balance
(48,747)
(53,293)
Recognized in other comprehensive income
4,471
(4,471)
  Investments
4,471
(4,471)
Profit or loss (expense)/credit
(53,600)
9,017
  Property, plant and equipment
(61,405)
14,148
  Provisions, including rehabilitation provision
23,040
14,382
  Estimated assessed losses
(16,836)
(21,624)
  Other temporary differences
1,601
2,111
Closing balance
(97,876)
(48,747)
The group provides for deferred tax at the rates which are expected to apply for temporary differences. The group uses the expected average effective tax rates, resulting from the mining tax formula for mining income based on forecasts per individual entity. If a one percentage point increase in the effective tax rate is applied, the deferred tax liability would amount to R103.6 million compared to the current R97.9 million.

Deferred tax assets have not been recognized in respect of tax losses of R24.1 million (2012: R10.9 million), unredeemed capital expenditure of R275.6 million (2012: R177.7 million) and capital losses of R260.3 million (2012: R261.2 million).

The deferred tax relating to the company’s investment in subsidiaries, joint venture and associate is Rnil (2012: Rnil) resulting from the fact that these investments are to be realized through dividend distributions which are exempt under current tax legislation. As a result there are also no temporary differences.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
20. LOANS AND BORROWINGS
2013                    2012
R’000                  R’000
Unsecured
Domestic Medium Term Note Programme (a)
167,626
30,690
167,626
30,690
Less: payable within one year included under current liabilities
(24,294)
(30,690)
143,332
-
Loans and borrowings expected repayment schedule for capital amounts payable in the twelve months to:
June 30, 2013
-
30,690
June 30, 2014
24,294
-
June 30, 2015
143,332
-
167,626
30,690
Analysis of gross loans and borrowings by currency:
South African Rand
167,626
30,690
Effective interest rates:
Absa Domestic Medium Term Note Programme
9.1%-10.2%
10.6%
(a)   During June 2012 the group entered into a Domestic Medium Term Note Programme (DMTN Programme) with ABSA
Capital, a division of ABSA Bank Limited, under which DRDGOLD may from time to time issue notes. R165.0 million was raised during July 2012 and September 2012. The different notes issued mature 12 (R20.0 million), 24 (R69.5 million) and
36 (R75.5 million) months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance
Rate (JIBAR) plus a margin ranging from 4% to 5% per annum. The DMTN Programme is unsecured but does have certain covenants attached to it regarding acquiring additional indebtedness, significant disposal of assets and in the form of a guarantor coverage threshold. During the year ended June 30, 2013, the group settled the last unsecured notes issued under the previous DMTN Programme which had a 24 month term and carried interest at the three month JIBAR plus 5%.
21. CASH GENERATED BY OPERATIONS
2013                     2012                   2011
R’000                   R’000                 R’000
Profit/(loss) before taxation
145,041
395,499            (383,226)
Adjusted for:
Depreciation
143,766
120,850              130,919
Movement in provision for environmental rehabilitation
15,334
59,185                52,567
Movement in gold in process
(17,727)
(14,710)                15,612
Impairments
238,001
1,100              547,656
(Profit)/loss on disposal of property, plant and equipment
(19,267)
9,556               (3,255)
Share-based payments
4,515
4,133                  3,519
Rehabilitation trust fund adjustment
-
-                     339
(Reversal of impairment)/impairment loss on trade receivables
(1,412)
554               (5,617)
Actuarial loss/(gain) on post-retirement and employee benefits
-
67               (5,651)
Post-retirement and other employee benefits
350
(389)               (3,038)
Dividends received
(32,470)
(38)               (6,013)
Finance income
(33,498)
(33,402)             (46,779)
Finance expenses
41,975
17,706                22,047
Operating cash flows before working capital changes
484,608
560,111              319,080
Working capital changes
(42,240)
63,472               (3,277)
Change in trade and other receivables
(19,317)
33,583             (56,087)
Change in inventories
(19,510)
(3,328)            (10,417)
Change in trade and other payables
(3,413)
33,217               63,227
Cash generated by operations
442,368
623,583             315,803

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
22. CASH FLOW ON DISPOSAL OF SUBSIDIARIES, NET OF CASH DISPOSED
2013
2012              2011
R’000
R’000            R’000
Total net cash flow on disposal of subsidiary
Blyvoor
-
(9,584)                    -
-
(9,584)                    -
Disposal of Blyvoor
On June 1, 2012, DRDGOLD disposed of its 74% shareholding in and loan claims against Blyvoor.
Effect of disposal on the financial position of the group:
Property, plant and equipment
-
114,374                     -
Non-current investments and other assets
-
46,989                     -
Inventories
-
36,508                     -
Trade and other receivables
-
32,679                     -
Cash and cash equivalents
-
2,358                     -
Provision for environmental rehabilitation
-
(46,001)                     -
Post-retirement and employee benefits
-
(568)                     -
Trade and other payables
-
(145,197)                     -
Consolidated carrying value at time of disposal
-
41,142                     -
Directly attributable costs
-
(7,226)                     -
Less: cash and cash equivalents of disposed entity
-
(2,358)                     -
Cash flow on disposal of subsidiary net of cash disposed
-
(9,584)                     -

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
23. CASH FLOW ON ACQUISITION OF JOINT VENTURES, NET OF CASH
2013
2012
2011
R’000
R’000
R’000
Acquisition of Chizim Gold
During the year ended June 30, 2011, the group entered into a 50:50 joint venture in a start-up company called Chizim Gold for a nominal cash consideration amounting to $1 (refer note 12).
Cash flow on acquisition of joint venture
-
- -
24. CASH AND CASH EQUIVALENTS
Included in cash and cash equivalents is restricted cash of R18.2 million
(2012: R68.6 million) in a form of guarantees of which Rnil (2012: R43.0 million) relates to a guarantee given to AngloGold Ashanti Limited.
Cash and cash equivalents
377,169
298,506              259,112
377,169
298,506              259,112
25. CASH FLOWS RELATING TO EXPLORATION ASSETS
Investing cash flow
(13,533)
(14,078) (17,210)
2013                  2012
R’000                 R’000
26. COMMITMENTS AND CONTINGENT LIABILITIES
Capital commitments
Contracted for but not provided for in the annual financial statements
12,460
93,015
Authorized by the directors but not contracted for
17,587
201,273
30,047
294,288
This capital expenditure will be financed from existing cash resources, cash generated from operations and negotiated funding facilities.

Operating lease commitments
The group leases its office building in terms of an operating lease. The group does not have an option to acquire the building at the termination of the lease. There is an escalation of 8% per annum imposed by the lease agreement.

Ergo leases its vehicles under various operating leases. There is an average escalation of 2.5% per annum imposed by these lease agreements.
2013                    2012
R’000                  R’000
The future minimum lease payments under non-cancellable operating leases are as follows:
Not later than 1 year
1,648
1,733
Between 1 and 5 years
1,781
2,653

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
26. COMMITMENTS AND CONTINGENT LIABILITIES (continued)
Contingent liabilities
Environmental
At Durban Roodepoort Deep mine, rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of
Registration requirements have been taken over by DRD Proprietary Limited (a subsidiary of Mintails SA Proprietary Limited).
An official liability transfer in terms of section 58 of the Mineral and Petroleum Resources Development Act, 2002, has been submitted to the DMR. The DRD Village has been sold to a property developer (Dino Properties). The legal transfer of the liability would be dependent on the DMR’s assessment of Mintail’s financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is effected, amounting to R63.4 million less the trust fund amount of R25.6 million.
We are still awaiting formal registration of this transfer.

Mine residue deposits have a potential pollution impact on ground water through seepage, known as acid mine drainage (AMD).
The group has taken certain preventative actions as well as remedial actions in an attempt to minimize the group’s exposure to environmental contamination.

The flooding of the Western and Central basins has the potential to cause pollution due to AMD contaminating the ground water.
The government has appointed Trans-Caledon Tunnel Authority (TCTA) to construct a partial treatment plant to prevent the ground water being contaminated. This plant is due to be commissioned by January 2014. They will then consider options for the long term sustainable solution to treating and reusing this water.

In December 2012, EMO, Ergo and ERPM (collectively referred to as the Ergo Group) entered into heads of agreement with
Trans-Caledon Tunnel Authority (TCTA), aimed at laying a foundation for a self-sustainable solution to acid mine drainage
(AMD) in the Central Witwatersrand Basin. TCTA, acting through directives issued by the Minister of Water and Environmental
Affairs and the Department of Water Affairs, is to construct pumping and treatment facilities to intercept rising AMD, and to prevent it from reaching the so-called ‘environmental critical level’. In terms of the heads of agreement, the Ergo Group grants
TCTA:
· access to land for the construction of a water treatment plant;
· access to the South West Vertical Shaft of East Rand Proprietary Mines Limited (ERPM) to construct and operate a pump station to pump AMD to surface;
· the right to construct a sludge pipeline, using servitudes owned by Ergo Group members;
· shared use of an Ergo Group residue pipeline; and
· partial use of the Ergo tailings dams for the deposition of up to 4 167m³ of sludge per day, emanating from the water treatment plant.
Also in terms of the heads of agreement EMO has an option, at its election, to acquire from TCTA, for its operations, up to 30 mega litres of untreated or partially treated AMD per day. While these heads of agreement should not be seen as an unqualified endorsement of the State’s AMD solution, and do not affect our right to either challenge future directives or to implement our own initiatives should it become necessary, they are an encouraging development. In particular if the spirit of cooperation that led to its conclusion is taken into the implementation and management of the project, this initiative has every chance of success.

DRDGOLD, through its participation in the Western Utilities Corporation initiative, provided the government with a solution for a sustainable long term solution to AMD. This solution would not have cost the mines or Government anything. In view of the limitation of current information for the accurate estimation of a potential liability, no reliable estimate can be made for the possible obligation.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
26. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Occupational health - Silicosis
In January 2013 DRDGOLD, ERPM and 23 other mining companies were served with a court application for a class action issued in the South Gauteng High Court by alleged former mineworkers and dependents of deceased mineworkers. In the pending application the applicants allege that DRDGOLD, ERPM and other mining companies conducted underground mining operations in such a negligent manner that the former mineworkers contracted silicosis. The applicants have not yet quantified the amounts which they would like the mining companies to pay as damages. DRDGOLD and ERPM have instructed Malans Scholes
Attorneys to defend the case. The companies are currently gathering information in preparation for the matter.

Taking into account that the silicosis claim is still at certification stage and should anyone bring similar claims against
DRDGOLD or any of its subsidiaries in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the company and that it was contracted due to negligence on the company’s part. The link between the cause (negligence by the company while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no reliable estimation can be made for the possible obligation.

Dispute with the Ekurhuleni Municipality
The Ekurhuleni Municipality has brought an action against ERPM claiming an amount of R42.0 million in respect of outstanding rates and taxes which are allegedly owing. As at June 30, 2013, the difference between the invoiced amount and ERPM’s calculations amounted to R52.8 million. ERPM has employed experts to investigate the allegations and it appears that this claim is unfounded. ERPM is defending this action and has employed Norton Rose Attorneys to represent it. There are sufficient defences to repel the claim, therefore the probability of an outflow of resources is not probable.

27. FINANCIAL INSTRUMENTS

Overview
The group has exposure to credit risk, liquidity risks, as well as other market risks from its use of financial instruments. This note presents information about the group’s exposure to each of the above risks, the group’s objectives and policies and processes for measuring and managing risk. The group’s management of capital is disclosed in note 28. Further quantitative disclosures are included throughout these consolidated financial statements.

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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
27. FINANCIAL INSTRUMENTS (continued)
The following represents the maximum exposure to credit risk for all financial assets at June 30:
Carrying
Carrying
value
value
2013
2012
R'000
R'000
Financial assets
Listed investments (refer note 10)
34,071
151,303
Unlisted investments (refer note 10)
93,384
20,426
Loans to DRDSA Empowerment Trust (refer note 10)
2,592
4,431
Investments in environmental rehabilitation guarantees (refer note 10)
90,667
59,264
Investments in environmental rehabilitation trust funds (refer note 10)
86,356
106,328
Trade and other receivables
65,232
30,830
Cash and cash equivalents (refer note 24)
377,169
298,506
749,471
671,088
The following represents the maximum exposure to credit risk for trade and other receivables at June 30:
Carrying
Carrying
value
value
2013
2012
R'000
R'000
Trade receivables (gold) (refer note 15)
30,415
2,082
Receivables from related parties (refer note 15)
177
614
Other receivables
34,640
28,134
65,232
30,830
The ageing of trade and other receivables at June 30:
Gross                    Impair-
Gross                Impair-
value                       ment
value                    ment
2013                        2013
2012                     2012
R'000                       R'000
R'000                    R'000
Not past due
62,665                         (67)
9,320                       (91)
Past due 0-30 days
652                         (57)
2,441                     (186)
Past due 31-120 days
1,302                    (1,117)
17,082                     (923)
More than 120 days
6,973                    (5,119)
9,807                  (6,620)
71,592                    (6,360)
38,650                  (7,820)
Impairments were raised due to the uncertainty around the recoverability and timing of the cash flows.
Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:
Impairment        Impairment
2013                    2012
R'000
R'000
Balance at July 1
(7,820)
(7,266)
Impairment reversed/(recognized)
1,460
(554)
Balance at June 30
(6,360)
(7,820)
The group has no significant credit risk as the majority of the group’s receivables are from debtors with a good track record. The impairment raised for debtors older than 120 days largely relates to the leasing of hostels.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
27. FINANCIAL INSTRUMENTS (continued)
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
R’000
R’000
R’000
R’000
June 30, 2013
Unsecured
Domestic Medium Term Note
Programme
167,626
(188,841)
(28,142)
-
(160,699)
-
Trade and other payables
219,601
(219,601)
(219,601)
-
-
-
387,227
(408,442)
(247,743)
-
(160,699)
-
June 30, 2012
Unsecured
Domestic Medium Term Note
Programme                                                           30,690
(30,802) (30,802) - - -
Trade and other payables 227,392 (227,392) (227,392) - - -
258,082 (258,194) (258,194) - - -

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
27. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table represents the carrying amounts and fair values of the group's financial instruments at June 30:
Carrying
Fair
Carrying
Fair
value
value
value
value
2013
2013
2012
2012
R’000
R’000
R’000
R’000
Financial assets
Listed investments (refer note 10)
34,071
34,071
151,303 151,303
Unlisted investments (refer note 10)
93,384
93,384
20,426 20,426
Loans to DRDSA Empowerment Trust (refer note 10)
2,592
2,592
4,431 4,431
Investments for environmental rehabilitation
guarantees (refer note 10)
90,667
90,667
59,264 59,264
Investments in environmental rehabilitation trust funds
(refer note 10)
86,356
86,356
106,328 106,328
Trade and other receivables
65,232
65,232
30,830 30,830
Cash and cash equivalents
377,169
377,169
298,506 298,506
749,471
749,471
671,088 671,088
Financial liabilities
Loans and borrowings (refer note 20)
– non-current
143,332
143,332
- -
– current
24,294
24,294
30,690 30,690
Trade and other payables
219,601
219,601
227,392 227,392
387,227
387,227
258,082 258,082
The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged between knowledgeable, willing parties in an arm's length transaction.

Fair values

Listed investments
The fair value of listed investments is determined with reference to published price quotations from recognized securities exchanges and adjusted with a discount factor for any liquidity constraints where appropriate.

Unlisted investments
The valuations are based on the net asset values of these investments and constitute the investments’ fair value as most of the assets in these investment companies are carried at fair value. The valuations have been compared to recent transactions in the underlying investments with external parties.

Loans to black empowerment entities
The fair value of these loans cannot be reliably estimated due to the unavailability of market information and are therefore carried at cost.

Cash and cash equivalents, environmental trust funds and environmental guarantees
The carrying value of cash and cash equivalents approximates their fair value due to the short-term maturity of these deposits.
The carrying value of the environmental trust funds and investments for environmental rehabilitation guarantees approximate their fair value due to these investments being cash in nature.

Trade and other receivables
The fair value approximates the carrying value due to their short-term maturities.

Loans from Domestic Medium Term Note Programme
Fair value is calculated by reference to quoted prices from floating interest instruments.

Trade and other payables
The fair value approximates the carrying value due to their short-term maturities.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
27. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

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

The following represents the interest rate risk profile for the group's interest-bearing financial instruments:
Carrying           Carrying
value                 value
2013                   2012
R’000                 R’000
Variable interest rate instruments
Financial assets
554,192
464,098
Financial liabilities
(167,626)
(30,690)
386,566
433,408
Cash flow sensitivity analysis for variable rate instruments:
A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/(loss)
by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.
The analysis is performed on the same basis for 2012.
2013                                                       2012
Equity and profit or loss
Equity and profit or loss
100 bp
100 bp
100 bp
100 bp
increase               decrease                increase                decrease
June 30
R’000
R’000
R’000
R’000
Variable interest rate instruments
3,866                   (3,866)                      4,334                   (4,334)
Cash flow sensitivity
3,866                   (3,866)                      4,334                   (4,334)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
27. FINANCIAL INSTRUMENTS (continued)

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

The following represents the exposure to foreign currency risks:
USD                         USD
2013                         2012
’000                         ’000
Cash and cash equivalents
746
57
Trade and other receivables
3,082
334
Trade and other payables
(21)
(93)
Net statement of financial position exposure
3,807
298
The following significant exchange rates applied during the year:
Spot rate at year-end
Average rate
2013                        2012                         2013                        2012
1 US Dollar
9.8675
8.2700
8.8328
7.7523
Sensitivity analysis
A 10% strengthening of the Rand against the currencies mentioned at June 30, would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2012.
Impact
2013                       2012
R’000                     R’000
Equity
31
39
Loss
3,726
(285)
A 10% weakening of the Rand against the above currencies at June 30, would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
27. FINANCIAL INSTRUMENTS (continued)

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
Net gain/loss,
finance income
Net gain/loss,
finance income
Carrying
value
and finance
expense
Carrying
value
and finance
expense
2013
2013
2012                         2012
R'000
R'000
R'000                        R'000
Financial assets
Available-for-sale financial assets
127,455
32,470
171,729                         6,694
Loans and receivables
622,016
33,498
499,359                       25,104
749,471
65,968
671,088                       31,798
Financial liabilities
Financial liabilities measured at amortized cost
387,227
8,438
258,082                      (8,772)
387,227
8,438
258,082                      (8,772)
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
Level 1
Level 2
Level 3
Total
R'000
R'000
R'000                      R'000
June 30, 2013
Available-for-sale financial assets
29,571
4,500
93,384                  127,455
29,571
4,500
93,384                  127,455
June 30, 2012
Available-for-sale financial assets
-
151,303
20,426                  171,729
-
151,303
20,426                  171,729
There has been a transfer between level 2 and level 1 as indicated in the table below (2012: no transfers in either direction).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
27. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE HIERARCHY (continued)
Reconciliation of fair value measurements in Level 2 and Level 3 during the year:
2013
2012
Level 2
Level 3
Level 2
Level 3
R'000                       R'000                       R'000                       R'000
Available-for-sale financial assets
Balance at beginning of year
151,303                     20,426
-                     14,987
Purchases during the year
-                     26,866                     135,332                      9,609
(Loss)/gain on fair value adjustment
(117,232)                     46,094                       15,971                      7,683
Transfer to level 1
(29,571)                              -                                 -                              -
Disposed through the disposal of subsidiary
-                              -                                 -                  (11,853)
Balance at end of year
4,500
93,386
151,303                     20,426
(Loss)/gains recognized in profit or loss
(101,261)                              -                                 -                       6,656
(Loss)/gains recognized in other comprehensive
income
(11,499)                     46,094                        11,499                      1,027
Losses)/gains recognized in other comprehensive
income
(112,760)                     46,094                        11,499                      7,683
Losses/(gains) released to profit or loss
101,261                              -                                  -                   (6,656)
(112,760)                     46,094                        11,499                     7,683
The gain or loss on the fair value adjustment is recognized in other comprehensive income net of deferred tax.

The available-for-sale financial assets level 2 comprise investments in listed shares for which an index related factor has been applied for liquidity of the share. The available-for-sale financial assets level 3 comprises investments in unlisted shares for which no reasonable alternative measure for fair value is available. Therefore no sensitivity analysis has been prepared. The fair value of
Rand Refinery’s unlisted shares is a director’s valuation, which was made by using the net asset value of the company which has been compared to recent market transactions with external parties. The Rand Mutual Assurance Company’s fair value is also based on a director’s valuation of which the value per share is fixed at R0.20 between shareholders.

28. CAPITAL MANAGEMENT

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

The board monitors the return on capital, which the group defines as net operating income divided by total shareholders' equity, excluding non-redeemable preference shares and non-controlling interest from continuing operations, and seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The board decides the level of dividends to ordinary shareholders.

The group’s net debt to equity ratio as at June 30, was as follows:
2013                    2012
R’000                  R’000
Total liabilities
1,022,876
858,368
Less: Cash and cash equivalents
(377,169)
(298,506)
Net liabilities
645,707
559,862
Total equity
1,648,269
1,633,921
Net debt to equity ratio at June 30
0.39
0.34
The DMTN Programme also does not place any restrictions on the incurrence of financial indebtedness if there is no breach in the terms of the DMTN Programme which includes certain covenants.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
29. RELATED PARTY TRANSACTIONS
2013                      2012                     2011
R’000                    R’000                   R’000
Key management personnel remuneration
Short-term benefits
  Salaries, bonuses and performance payments
76,405
78,114                   67,625
  End of contract payments
-
-                            -
Long service awards
  Share-based payment expense
4,515
4,133                    3,519
  Post-retirement medical benefits
282
231                       364
81,202
82,478                  71,508
The group has related party relationships with its associate, joint venture, subsidiaries and with its directors and key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director (whether executive or otherwise) of the company. During the year ended June 30, 2013, 62,614 (2012: 3,584,627 and 2011: none) treasury shares were used to settle share options exercised by key management personnel.

Post-retirement medical benefits and long-term employee incentive scheme balances for key management personnel as at June 30,
2013 amounts to R6.3 million (2012: R6.0 million and 2011: R5.5 million) and R3.3 million (2012: Rnil and 2011: Rnil), respectively.

Prior to the awarding of a contract to a related party for the supply of goods and services the group procurement manager reviews both the pricing, quality and the reliability of that party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market-related terms.

Transactions with associates, joint ventures and subsidiary companies

During the year ended June 30, 2013, the company earned management fees from EMO amounting to R25.1 million (2012: R21.6 million and 2011: R23.3 million) and interest of R23.0 million (2012: R26.6 million and 2011: R26.8 million), and from Blyvoor amounting to Rnil (2012: R15.2 million and 2011: R12.3 million) and received interest amounting to Rnil (2012: R2.6 million and 2011: R3.2 million), respectively.

Insurance premiums were paid to Guardrisk Cell Captive amounting to R21.0 million by Ergo, respectively (2012: R41.8 million by ERPM and R21.0 million by Ergo). Guardrisk contractually guarantees an amount of R304.9 million of which R304.9 million worth of guarantees have been issued to the DMR.

During the year ended June 30, 2013, EMO acquired no (2012: 9,852,800 and 2011: none) ordinary shares (held as treasury shares for consolidation purposes) in the company. As at June 30, 2013, EMO held 6,205,559 (2012: 6,268,173 and 2011: none)
treasury shares.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2013
29. RELATED PARTY TRANSACTIONS (continued)
Subsidiaries
The following information relates to the group’s financial interest in its subsidiaries at June 30:
ISSUED ORDINARY
SHARE CAPITAL
SHARES AT
COST
LESS
IMPAIRMENTS
R’000
INDEBTEDNESS
NET OF
IMPAIRMENTS
2013
R’000
INDEBTEDNESS
NET OF
IMPAIRMENTS
2012
R’000
NUMBER OF
SHARES
% HELD
South Africa
Argonaut Financial Services Proprietary Limited
100
100
-
(1,055)
(1,055)
Crown Consolidated Gold Recoveries Limited
51,300,000
100
-
(245,316)
(245,316)
Ergo Mining Operations Proprietary Limited
1
1,000,000                   74                     113,177                    1,207,159
917,867
Hartebeestfontein Gold Mining Company Limited
1
100
-
-
-
Rand Leases (Vogelstruisfontein) Gold Mining
Company Limited
118,505,000
100
-
(42,092)
(42,092)
Roodepoort Gold Mine Proprietary Limited
1
100
-
-
-
West Witwatersrand Gold Holdings Limited
99,000,000
100
-
(22,996)
(22,996)
Guardrisk Insurance Company Limited²
20
100
100
-
-
ErgoGold                                                                                                               -
-
-
-
56,907
Total
113,277
895,700
663,315
1
Ergo Mining Operations Proprietary Limited holds the following investments: 100% of East Rand Proprietary Mines Limited (ERPM), 100% of Crown Gold
Recoveries Proprietary Limited (Crown) and 100% of Ergo Mining Proprietary Limited (Ergo). The ErgoGold joint venture (unincorporated) was dissolved on
July 1, 2012, when Ergo Mining Operations Proprietary Limited’s 65% interest and DRDGOLD Limited’s 35% interest were disposed of to Ergo as part of the internal restructuring done by the group.
²Guardrisk Insurance Company Limited is consolidated as a special purpose entity (SPE).
Joint Ventures

The joint ventures for which the statement of profit or loss and other comprehensive income and statement of financial position have been proportionately consolidated are disclosed in note 12. The company provided extended a loan to Chizim Gold amounting to R44.6 million (2012: R30.6 million) which the company has impaired in its separate set of financial statements.

Rand Refinery agreement
The group has entered into an agreement with Rand Refinery Limited (Rand Refinery), for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the group’s gold and casts it into troy ounce bars. The gold is usually sold on the same day as it is delivered for the London afternoon fixed price. In exchange for this service, the group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr. T.J.
Gwebu, Executive Officer: Legal, Compliance and Company Secretary of DRDGOLD, is a director of Rand Refinery and a member of the Remuneration Committee and chairman of the Social and Ethics Committee. Mr. D.J. Pretorius, CEO of
DRDGOLD, was replaced during the year ended June 30, 2012, as an alternate director of Rand Refinery by Mr. M. Burrell, financial director of Ergo and a member of Rand Refinery’s Audit Committee. The group currently owns shares in Rand Refinery
(which is jointly owned by South African mining companies) (refer note 10). Trade receivables to the amount of R30.4 million
(2012: R2.0 million) relate to metals sold. The group received a dividend of R6.8 million (2012: Rnil and 2011: R6.0 million)
from Rand Refinery.

Consultancy agreement
On June 23, 2008 EMO approved a consultancy agreement with Khumo Gold, which owns 20% of EMO and Blyvoor. The agreement provides for a monthly retainer of R216,000 (2012: R200,000 and 2011: R200,000).

30. SUBSEQUENT EVENTS

There were no significant subsequent events between the yearend reporting date of June 30, 2013, and the date of issue of these financial statements.

103

ITEM 19. EXHIBITS
The following exhibits are filed as a part of this Annual Report:
1.1
(1)
Memorandum of Association of DRDGOLD Limited.
1.2
(7)
Articles of Association of DRDGOLD Limited, as amended on November 8, 2002.
1.3
(1)
Excerpts of relevant provisions of the South African Companies Act.
1.4
(2)
Durban Roodepoort Deep (1996) Share Option Scheme as amended.
1.5
(13)
Memorandum of Incorporation, as amended on November 30, 2012.
2.1
(1)
Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2
(5)
Indenture between DRDGOLD Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
4.1
(3)
Deposit Agreement among DRDGOLD Limited, The Bank of New York as Depositary, and owners and holders of
American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007.
4.2
(4)
Form of Non-Executive Employment Agreement.
4.3
(4)
Form of Executive Employment Agreement.
4.4
(5)
Agreement between DRDGOLD Limited and Rand Refinery Limited, dated October 12, 2001.
4.5
(6)
Term Sheet concluded between DRDGOLD Limited and Khumo Bathong Holdings Proprietary Limited (KBH), dated
July 6, 2005.
4.6
(6)
Option Agreement entered into by and between DRDGOLD Limited and M5 Developments Proprietary Limited,
dated July 21, 2005.
4.7
(7)
Subscription Agreement between DRDGOLD Limited and DRDGOLD South African Operations Proprietary
Limited, dated November 9, 2005.
4.8
(7)
Share Sale Agreement between Crown Consolidated Gold Recoveries Limited and DRDGOLD South African
Operations Proprietary Limited, dated November 14, 2005.
4.9
(7)
Subscription Agreement between DRDGOLD South African Operations Proprietary Limited and Khumo Gold SPV
Proprietary Limited, dated November 18, 2005.
4.10
(7)
Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited, dated
November 18, 2005.
4.11
(7)
Cession Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and Khumo Bathong
Holdings Proprietary Limited, dated November 18, 2005.
4.12
(7)
Option Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and DRDGOLD South
African Operations Proprietary Limited, dated November 18, 2005.
4.13
(7)
Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and East Rand Proprietary Mines
Limited, dated November 18, 2005.
4.14
(7)
Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and Blyvooruitzicht Gold
Mining Company Limited, dated November 18, 2005.
4.15
(7)
Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and Crown Gold Recoveries
Proprietary Limited, dated November 18, 2005.
4.16
(7)
Shareholders’ Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and
DRDGOLD South African Operations Proprietary Limited, dated November 24, 2005.
4.17
(8)
Option Exercise Agreement between DRDGOLD Limited, Khumo Gold SPV Proprietary Limited and the Trustees
for the time being of the DRDSA Empowerment Trust dated October 10, 2006.
4.18
(8)
Class B Preference Share Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary
Limited dated October 24, 2006.
4.19
(8)
Three Class B Preference Share Subscription Agreements between Khumo Gold SPV Proprietary Limited and
Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries Proprietary Limited and East Rand
Proprietary Mines Limited, dated October 24, 2006.
4.20
(8)
Three Class C Preference Share Subscription Agreements between the Trustees for the time being of the DRDSA
Empowerment Trust and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries Proprietary
Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.21
(9)
Third Addendum to Memorandum of Agreement between AngloGold Ashanti Limited (“AGA”), Ergo Mining
Proprietary Limited (formerly called Friedshelf 849 Proprietary Limited) (“Ergo”), DRDGOLD South African
Operations Proprietary (“DRDGOLD SA”) Mintails South Africa Proprietary Limited dated November 14, 2007.
4.22
(9)
Fifth Addendum to Memorandum of Agreement between AngloGold Ashanti Limited (“AGA”), Ergo Mining
Proprietary Limited (formerly called Friedshelf 849 Proprietary Limited (“Ergo”), DRDGOLD South African
Operations Proprietary (“DRDGOLD SA”) Mintails South Africa Proprietary Limited dated May 22, 2008.
4.23
(9)
Mining User Contract between Crown Gold Recoveries Proprietary Limited (“Crown”), East Rand Proprietary
Mines Limited (“ERPM”), Elsburg Gold Mining Joint Venture (“Elsburg JV”), Ergo Mining Proprietary Limited
(“Ergo”), Ergo Uranium Proprietary Limited (“Ergo Uranium”) and Mogale Gold Proprietary Limited (“Mogale
Gold”) dated August 15, 2008
4.24
(9)
Ergo Uranium Sale Agreement of Brakpan Plants to Ergo Mining between Ergo Uranium Proprietary Limited
(“Ergo Uranium”) and Ergo Mining Proprietary Limited (“Ergo”) dated August 15, 2008.

4.25
(9)
Ergo Mining Shareholders’ Agreement between Crown Gold Recoveries Proprietary Limited (“Crown”) and Ergo
Uranium Proprietary Limited (“Ergo Uranium”) dated August 15, 2008.
4.26
(9)
Elsburg Gold Mining Joint Venture (“Elsburg JV”) Agreement between East Rand Proprietary Mines Limited
(“ERPM”) and Mogale Gold Proprietary Limited (“Mogale Gold”) dated August 15, 2008.
4.27
(9)
Mogale Sale of Part Venture Interest in the Elsburg Gold Mining Joint Venture (“Elsburg JV”) between East Rand
Proprietary Mines Limited (“ERPM”) and Mogale Gold Proprietary Limited (“Mogale Gold”) dated September 29,
2008.
4.28
(10)
Heads of Agreement entered into by Mintails Limited, Mogale Gold Proprietary Limited (“Mogale Gold”), Ergo
Mining Proprietary Limited (“Ergo Joint Venture”), DRDGOLD Limited (“DRDGOLD”) and East Rand
Proprietary Mines Limited (“ERPM”), dated December 8, 2008.
4.29
(10)
Loan Facility entered into by Mintails South Africa Proprietary Limited (“Borrower”), DRDGOLD Limited
(“Lender”), Mintails Limited (“Borrower’s Guarantor”), Mogale Gold Proprietary Limited (Mogale Gold”) Ergo
Uranium Proprietary Limited (“Ergo Uranium”) dated December 8, 2008.
4.30
(10)
Subscription and shareholders’ Agreement entered into by Mintails SA Proprietary Limited (“Mintails SA”),
Witfontein Mining Proprietary Limited (“Witfontein”) and Argonaut Financial Services Proprietary Limited
(“Argonaut”) dated December 9, 2008.
4.31
(10)
4.32
(11)
4.33
(11)
4.34
(11)
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
4.35
(11)
Domestic Medium Term Note Programme (“Programme”) entered into by DRDGOLD South African Operations
Proprietary Limited (“Issuer”) and DRDGOLD Limited (“guarantor’) dated September 30 2010.
4.36
(12)
Domestic Medium Term Note ) and High Yield Programme (“DMTN Programme”) Agreement entered into by
DRDGOLD Limited (“Issuer”) Crown Gold Recoveries Proprietary Limited (“Crown Gold”), East Rand
Proprietary Mines Limited (“ERPM”), Ergo Mining Operations Proprietary Limited (“EMO”) )and ABSA Bank
Limited (“ABSA”) ) dated June 30, 2012.
4.37
(12)
Sale of Shares and Claims Agreement entered into by Village Main Reef Limited (“Village”), DRDGOLD Limited
(“DRDGOLD”) (“Seller”), Business Venture Investments No 1557 Proprietary Limited (“Purchaser”) and
Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) dated February 11, 2012.
4.38
(12)
Sale of Interest Agreement between DRDGOLD Limited (“DRDGOLD”) and Ergo Mining Proprietary Limited
(“Ergo”) dated June 29, 2012.
4.39
(13)
Heads of Agreement entered into by Trans-Caledon Tunnel Authority (“TCTA’), Ergo Mining Operations
Proprietary Limited (“EMO”), East Rand Proprietary Mines Limited (“ERPM”) and Crown Gold Recoveries
Proprietary Limited (“CGR”) (collectively CGR, EMO and ERPM are called “the Ergo Group”) dated November
28, 2012.
8.1
(13)
List of Subsidiaries.
11.1
(13)
Code of Ethics, as amended February 9, 2012.
12.1
(13)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2
(13)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
(13)
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2
(13)
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
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
(8)
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
(12)
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2012.
(13)
Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DRDGOLD LIMITED
By:     /s/ D.J. Pretorius
D.J. Pretorius
Chief Executive Officer
By:     /s/ C.C. Barnes
C.C. Barnes
Chief Financial Officer
Date: October 25, 2013