Form 20-F
DRDGOLD LTD
filed 2014-10-31
CIK 1023512

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
For the fiscal year ended June 30, 2014
Commission file number 0-28800
DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)
REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)
50 Constantia Boulevard, Constantia Kloof Ext 28, Roodepoort, 1709, South Africa
(Address of principal executive offices)
Anthon Meyer, Acting Chief Financial Officer, Tel. no. +27 11 470 2600, Email anthon.meyer@drdgold.com
Francois Bouwer, Group Financial Accountant, Tel. no. +27 11 470 2600, Email francois.bouwer@drdgold.com
50 Constantia Boulevard, Constantia Kloof Ext 28, Roodepoort, 1709, South Africa
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
As of June 30, 2014 the Registrant had outstanding 385,383,767 ordinary shares, of no par value.
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
1709, South Africa; Telephone: +27 11 470 2600

TABLE OF CONTENTS
Page
PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ......................................................... 4
ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE ........................................................................................... 4
ITEM 3.
KEY INFORMATION ................................................................................................................................................ 4
3A.
Selected Financial Data ............................................................................................................................................... 4
3B.
Capitalization And Indebtedness ................................................................................................................................. 6
3C.
Reasons For The Offer And Use Of Proceeds ............................................................................................................. 6
3D.
Risk
Factors
.................................................................................................................................................................. 6
ITEM 4.
INFORMATION ON THE COMPANY ..................................................................................................................... 18
4A.
History And Development Of The Company .............................................................................................................. 18
4B.
Business
Overview
......................................................................................................................................................... 20
4C.
Organizational
Structure
................................................................................................................................................ 29
4D.
Property, Plant And Equipment ................................................................................................................................... 29
ITEM 4A.
UNRESOLVED STAFF COMMENTS ....................................................................................................................... 42
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS .............................................................................. 43
5A.
Operating Results ........................................................................................................................................................ 44
5B.
Liquidity
And
Capital
Resources
................................................................................................................................... 63
5C.
Research And Development, Patents And Licenses, Etc ............................................................................................. 65
5D.
Trend
Information
.......................................................................................................................................................... 65
5E.
Off-Balance Sheet Arrangements ..................................................................................................................................65
5F.
Tabular Disclosure Of Contractual Obligations ............................................................................................................66
5G.
Safe
Harbor ................................................................................................................................................................... 66
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ................................................................................66
6A.
Directors And Senior Management ...............................................................................................................................66
6B.
Compensation ............................................................................................................................................................... 68
6C.
Board
Practices
............................................................................................................................................................... 70
6D.
Employees
..................................................................................................................................................................... 75
6E.
Share Ownership
............................................................................................................................................................ 77
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ............................................................... 79
7A.
Major
Shareholders
......................................................................................................................................................... 79
7B.
Related
Party
Transactions
.............................................................................................................................................. 80
7C.
Interests Of Experts And Counsel ................................................................................................................................ 81
ITEM 8.
FINANCIAL INFORMATION .................................................................................................................................... 82
8A.
Consolidated statements And Other Financial Information ......................................................................................... 82
8B.
Significant
Changes
........................................................................................................................................................ 82
ITEM 9.
THE OFFER AND LISTING ....................................................................................................................................... 82
9A.
Offer And Listing Details ............................................................................................................................................. 82
9B.
Plan
Of
Distribution
........................................................................................................................................................ 84
9C.
Markets
.......................................................................................................................................................................... 84
9D.
Selling
Shareholders
....................................................................................................................................................... 84
9E.
Dilution..........................................................................................................................................................................84
9F.
Expenses Of The Issue ................................................................................................................................................. 84
ITEM 10.
ADDITIONAL INFORMATION ................................................................................................................................. 84
10A.
Share
Capital
.................................................................................................................................................................. 84
10B.
Memorandum of Incorporation .................................................................................................................................... 84
10C.
Material
Contracts
.......................................................................................................................................................... 87
10D.
Exchange
Controls
......................................................................................................................................................... 88
10E.
Taxation
........................................................................................................................................................................ 90
10F.
Dividends And Paying Agents .....................................................................................................................................94
10G.
Statement By Experts .................................................................................................................................................. 94
10H.
Documents
On
Display
.................................................................................................................................................. 94
10I.
Subsidiary
Information
.................................................................................................................................................. 94
ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ............................................ 95
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .......................................................... 96
12A.
Debt Securities ............................................................................................................................................................ 96
12B.
Warrants and Rights .................................................................................................................................................... 96
12C.
Other Securities .......................................................................................................................................................... .96
12D
American Depositary Shares ....................................................................................................................................... 96

TABLE OF CONTENTS
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ...................................................................... 97
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS ....... 97
ITEM 15.
CONTROLS AND PROCEDURES ............................................................................................................................ 97
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT .......................................................................................................... 98
ITEM 16B.
CODE OF ETHICS ...................................................................................................................................................... 98
ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES ............................................................................................. 98
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES ............................................ 99
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS ...................... 99
ITEM 16F
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT ............................................................................. 99
ITEM 16G.
CORPORATE GOVERNANCE .................................................................................................................................. 99
ITEM 16H.
MINE SAFETY DISCLOSURES ................................................................................................................................ 100
PART III
ITEM 17.
FINANCIAL STATEMENTS ...................................................................................................................................... 100
ITEM 18.
FINANCIAL STATEMENTS .......................................................................................................................................
F1
ITEM 19.
EXHIBITS ..................................................................................................................................................................... 101

Preparation of Financial Information
We are a South African company and currently all of our operations, as measured in production ounces, are located there.
Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the
International Accounting Standards Board (IASB) for the financial years ended June 30, 2014, 2013 and 2012. All references to
“dollars” or “$” herein are to United States Dollars and references to “rand” or “R” are to South African Rands.
Our consolidated financial statements included in this Annual Report are prepared in accordance with IFRS as issued by the IASB. All financial information, except as otherwise noted is stated in accordance with IFRS as issued by the IASB.
We present our financial information in rand, which is our presentation currency. Solely for your convenience, this
Annual Report contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of 11.3055 per $1.00, which was the noon buying rate in New
York City on September 30, 2014.
In this Annual Report we present certain non-IFRS financial measures such as the financial items “cash operating costs per kilogram”, “all-in sustaining costs per kilogram” and “all-in costs per kilogram” which have been determined using industry guidelines promulgated by the World Gold Council and “capital expenditure (cash)”, which we use to determine costs associated with producing gold, cash generating capacities of the mines and to monitor performance of our mining operations. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, profit/(loss)
attributable to equity owners of the parent, profit/(loss) before taxation and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council has provided definitions for the calculation of cash operating costs, the calculation of cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Terms and
Explanations” and Item 5A.: “Operating Results - Cash operating costs, all-in sustaining costs and all-in costs per kilogram-
Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram and capital expenditure (cash).”
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
· estimated future throughput capacity and production;
· expected trends in our gold production as well as the demand for and the price of gold;
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
· changes in our competitive position;
· changes in business strategy;
· changes in our gold production as well as the demand for and the price of gold;
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
kilogram ..................................
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
All-in costs per kilogram ......All-in costs is a measure on which guidance were provided by the World Gold Council and include total operating costs, plus all-in sustaining costs, non-sustaining capital costs relating to projects, retrenchment costs, capital recoupment relating to non-sustaining capital, ongoing rehabilitation expenditure, and non-operating costs, but exclude taxation, minority interest, finance costs, profit or loss from associates and the cumulative effect of accounting adjustments. All-in costs per kilogram are calculated by dividing all-in costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Assaying ...............................The chemical testing process of rock samples to determine mineral content.
$/oz ........................................US dollar per ounce.
Care and maintenance ............Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.
Cash operating costs per
kilogram ..................................
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
Conglomerate .........................A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-off grade ..........................The minimum in-situ grade of ore blocks for which the cash operating costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
Depletion ...............................The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Deposition .............................Deposition is the geological process by which material is added to a landform or land mass. Fluids such as wind and water, as well as sediment flowing via gravity, transport previously eroded sediment, which, at the loss of enough kinetic energy in the fluid, is deposited, building up layers of sediment. Deposition occurs when the forces responsible for sediment transportation are no longer sufficient to overcome the forces of particle weight and friction, creating a resistance to motion.

Dilution ................................ Broken rock entering the ore flow at zero or minimal grade and therefore diluting the gold content per ton.
Doré ..................................... Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.
Grade .................................... The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per ton of ore.
g/t ......................................... Grams per ton.
Horizon ................................ A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
Life of mine ........................... Projected life of a mining operation based on the Proven and Probable Ore Reserves.
Metallurgical plant ................ A processing plant (mill) erected to treat ore and extract the contained gold.
Mine call factor ..................... This is the gold content recovered expressed as a percentage of the gold content called.
Mt .......................................... Million tons.
Opening up ............................ The potential that previously abandoned shafts and mining or developed areas, have to be reopened and mined.
Ore ........................................ A mixture of valuable and worthless materials from which the extraction of at least one mineral is technically and economically viable.
Ore Reserves ....................... Attributable total ore reserves of subsidiaries.
Pay-limit .............................. The minimum in-situ grade of ore blocks or sites for which cash operating costs, including all overhead costs, are equal to a projected gold price per ounce.
Proven Ore Reserves ........... Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and
(b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of Ore Reserves are well-established.
Probable Ore Reserves ........ Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for
Proven Ore Reserves, is high enough to assume continuity between points of observation.
oz/t ........................................ Ounces per ton.
Reef ...................................... A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining ............................... The final purification process of a metal or mineral.
Rehabilitation ...................... The process of restoring mined land to a condition approximating its original state.
Reserves ............................... That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sedimentary ......................... Formed by the deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Shaft ..................................... An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials, ore and waste. A shaft generally has more than one compartment.
Slimes .................................. The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sloughing ............................. The localized failure of part of the slimes dam wall caused by a buildup of water within the dam.
Stope .................................... Underground production working area on the Ore Horizon.
Stoping ................................. The removal of the wanted ore from an underground mine leaving behind an open space known as a stope. Stoping is used when the country rock is sufficiently strong not to cave into the stope, although in most cases artificial support is also provided.
t’000 ..................................... Tons in thousands.
Tailings ................................ Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam ........................ A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage/Tonne ................... Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Tpm ...................................... Tonne per month.
Waste rock ............................ Non-auriferous rock.
Yield ..................................... The amount of recovered gold from production generally expressed in ounces or grams per tonne of ore.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not
applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not
applicable.
ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL DATA
The following selected consolidated financial data as at June 30, 2014, 2013 and 2012 and for the years ended June 30,
2014, 2013 and 2012 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by
KPMG Inc. The selected consolidated financial data as at June 30, 2011 and 2010, and for the years ended June 30, 2011 and 2010 is derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with IFRS as issued by the IASB and restated for new accounting policies adopted. The selected consolidated financial data set forth below should be read in conjunction with Item 5.: “Operating and Financial Review and Prospects” and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)
Year ended June 30,
2014
1
2014
2013²
Restated
2012²
Restated
2011²
Restated
2010²
$’000 R’000 R’000 R’000 R’000 R’000
Profit or loss Data
Revenue ............................................................. 160,049 1,809,434 2,076,496 3,004,264 2,565,319 1,990,522
Results from operating activities ...................... (1,110) (12,547) 184,704 367,712 (413,971) 35,485
Results from operating activities from
continuing operations .................................... (1,110) (12,547) 184,704 240,151 112,634 61,270
(Loss)/profit for the year attributable to
equity owners of the parent ........................... (4,052) (45,808) 49,420 294,313 (287,915) 207,815
(Loss)/profit for the year attributable to
equity owners of the parent from
continuing operations ....................................
(4,052) (45,808) 49,420 202,939 67,070 186,553
Per Share Data
Basic (loss)/earnings per share (cents) ............ (1) (12) 13 77 (75) 55
Basic (loss)/earnings per share - continuing
operations (cents) .......................................... (1) (12) 13 53 17 49
Diluted (loss)/earnings per share (cents) ......... (1) (12) 13 77 (75) 55
Diluted (loss)/earnings per share -
continuing operations (cents) ....................... (1) (12) 13 53 17 49
Dividends proposed per share (ZAR cents) .... 2 28.0 10.0 7.5 5.0
Dividends proposed per ADS (USD cents) ..... 1.6 28.2 12.1 9.5 7.3
Average exchange rate (USD1:ZAR)
1
............ 10.42 8.92 7.77 6.95 7.56
Number of shares issued as at June 30 ............ 385,383,767 385,383,767 385,383,767 385,383,767 384,884,379 384,884,379
Statement of financial position data
Total assets ........................................................ 215,890 2,440,746 2,669,000 2,489,006 2,288,661 2,580,292
Equity (Net assets) ............................................ 131,017 1,481,211 1,643,672 1,631,763 1,219,166 1,649,961
Ordinary share capital ....................................... 361,636³ 4,088,474³ 4,089,287³ 4,089,117³ 4,132,604 4,133,318
Month
2014
2014
2014
2014
2014
2014
September
August
July
June
May
April
Exchange Rate Data
Average (USD1:ZAR) ....................................... 10.98 10.65 10.66 10.67 10.37 10.51
High (USD1:ZAR) ............................................. 11.35 10.83 10.84 10.86 10.59 10.68
Low (USD1:ZAR) ............................................. 10.60 10.52 10.46 10.53 10.22 10.31
1
Translations into Dollars in this table are for convenience only and are computed at the noon buying rate in New York City at September 30,
2014 of R 11.3055 per $1.00, or the annual average as noted. You should not view such translations as a representation that such amounts represent actual Dollar amounts. All other translations in this document are based on exchanges rates quoted by local financial service providers.
² Comparatives have been restated for the reclassification of Blyvooruitzicht Gold Mining Company Limited (Blyvoor) as a discontinued
operation (disposed June 1, 2012) and the adoption of newly effective accounting policies where relevant.
³ Ordinary share capital is stated after the deduction of R44.2 million (2013: R44.4 million and 2012: R44.8 million) share capital relating to treasury shares held within the Group.

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
Exchange rates are influenced by global economic trends. In fiscal 2014, 2013,and 2012 the rand weakened against the dollar by 7.2%, 19.3% and 21.1% respectively (based on exchange rates at June 30 of each year). From December 2001, when the exchange rate reached R13.44 = $1.00, the rand has appreciated by 21.3%. against the dollar to R10.58= $1.00 at June 30, 2014
(based on closing rates). At September 30, 2014 the rand traded at R 11.28 = $1.00 (based on closing rates), a 6.6% weakening relative to the Dollar from June 30, 2014.
A decrease in the dollar gold price and a strengthening of the foreign exchange rate of the rand against the dollar could result in a decrease in our profitability. In fiscal 2014, 2013 and 2012 all of our production was from South Africa providing significant exposure to the strengthening of the rand and a decrease in profitability. If the rand were to appreciate against the dollar for a continued time, our operations could experience a reduction in cash flow and profitability and this would adversely affect our business, operating results and financial condition.
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
We incurred a net loss of R54.7 million for fiscal 2014 and achieved a net profit of R97.7 million for fiscal 2013 and a net profit of R374.8 million for fiscal 2012.
The loss in fiscal 2014 was largely due to a 5.5% drop in the average rand gold price received amounting to R432,775 per kilogram and a decline of 9.2 % in gold produced from continuing operations. It also includes an impairment of R56.6 million relating to R12.4 million against property, plant and equipment and R46.9 million against available-for-sale financial assets which was offset by a reversal of an impairment of R2.7 million on equity accounted investments.
The profit in fiscal 2013 was largely due to a 9% increase in the average rand gold price received amounting to R458,084 per kilogram and an 8% increase in gold produced from continuing operations, which was partly offset by an impairment of R187.9 million relating to R61.0 million against property, plant and equipment, R101.3 million against available-for-sale financial assets and
R25.6 million against investments. It also included a share of losses of equity accounted investment of R50.1 million relating impairments of exploration assets recognized at Chizim Gold level.
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
The failure to discover or acquire new Ore Reserves could negatively affect our cash flow, results of operations and financial condition.
Our future cash flow, results of operations and financial condition are directly related to the success of our exploration and acquisition efforts in South Africa and any new regions that we identify for future growth opportunities. Our Ore Reserves for fiscal 2014 decreased by 10.0% due to ongoing mining activities, in 2013 it decreased by 8%, also in main due to depletion from mining activities. Our Ore Reserves for fiscal 2012 decreased by 75%, mainly due to the disposal of Blyvoor which represented
73% of our Ore Reserves on June 30, 2011.
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
We have evaluated our internal controls over financial reporting for the current fiscal period so that management can attest to the effectiveness of these controls, as required by Section 404 of the United States Sarbanes-Oxley Act of 2002. Management has
determined that these controls were effective for the 2014, 2013 and 2012 fiscal years respectively and did not identify any material weaknesses within our internal controls surrounding the financial reporting process. These internal controls over financial reporting may not be sufficient to prevent significant deficiencies or material weaknesses in the future, and we may also identify other conditions that could result in significant deficiencies or material weaknesses. In this event, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls. For a detailed discussion of controls and procedures, see Item 15: “Controls and Procedures.”

Single point of failure due to one operating segment
With the disposal of Blyvoor on June 1, 2012, we currently have only one operating segment, namely Ergo. The various processing plants, pump stations and deposition site of this business are linked through pipeline infrastructure. The Ergo plant is now our major processing plant and we have one deposition site. The pipeline infrastructure relating to the Ergo plant and Brakpan
Tailings Storage Facility ("Brakpan TSF") are exposed to numerous risks, including operational down time due to unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production each of which could have a material adverse effect on our business, operating results and financial condition.
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
Ergo and ERPM signed a two year wage settlement agreement with effect from July 1, 2013, with the National Union of
Mineworkers of South Africa, or NUMSA and United Association of South Africa, or UASA, on October 9, 2013, which provides for average annual compensation increases in year one of 10% for categories 4 – 5, 9% for categories 6 – 7 and 8% for categories
8 – 15; and in year two 8% for categories 4 – 5 and 7.5% for categories 6 – 15. On September 4, 2014, Ergo and ERPM extended the two year wage settlement agreement with effect from July 1, 2015 to June 30, 2016, with NUMSA and UASA, which provides for average annual compensation increases in year one of 10% for categories 4 – 5, 9% for categories 6 – 7 and 8% for categories
8 – 15.
In addition, in the past, we have been impacted by large price increases imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. Increases in steel, electricity or water prices combined with the increases in labor costs, could result in our costs of production increasing above the gold price received. Discussions with steel suppliers and parastatal entities to moderate price increases have been unsuccessful in the past. A wage strike by NUMSA during
July 2014 caused a delay in the delivery of certain steel products to our operations.
The emergence of a new labor union, the Association of Mineworkers and Construction Union, or AMCU and labor unrest driven by them in South Africa during 2013 and 2014 in the gold and platinum industry have resulted in extended strikes. In certain instances wage settlements that were reached with other representative labor unions were challenged by AMCU and increased uncertainty in the labor market resulted. As at September 30, 2014 AMCU had no representation at any of our operations nor have there been demands for recognition. We cannot guarantee that no such demands will be made in the future.
The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2014 as a result of the weakening of the exchange rate with the cost of crude oil in global markets remaining relatively flat to slightly lower. In the event that crude oil prices increase, this could have a significant impact on our production costs.
Our initiatives to reduce costs, such as reducing our labor force, a reduction of the corporate overhead, negotiating lower price increases for consumables and cost controls, may not be sufficient to offset the increases affecting our operations and could adversely affect our business, operating results and financial condition.
Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities.
Our operations are subject to increasingly extensive laws and regulations governing the protection of the environment under various state, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. Our mining and related activities impact the environment, including land, habitat, streams and environment near the mining sites. Failure to comply with environmental laws or delays in obtaining, or failures to obtain government permits and approvals may adversely impact our operations. In addition, the regulatory environment in which we operate could change in ways that could substantially increase costs of compliance, resulting in a material adverse effect on our profitability.
               We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate group Rehabilitation, Reclamation and Closure cost provision at R471.7 million which is included in our statement of financial position as at June 30, 2014 (Consisting of provision for environmental rehabilitation: R451.2 million and liabilities held-for-sale R20.5 million). However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We fund these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds or funds held in insurance instruments established for our operations. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to prosecution, litigation and potentially significant liabilities.
Flooding at our discontinued underground operations may cause us to incur liabilities for environmental damage.
If the rate of rise of water is not controlled, water from our discontinued and now abandoned underground mining areas could potentially rise and come into contact with naturally occurring underground water or decant into surrounding underground mining areas and could ultimately also rise to surface. Progressive flooding of these abandoned underground mining areas and surrounding underground mining areas could eventually cause the discharge of polluted water to the surface and to local water sources.
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
Insurance coverage may not cover the extent of claims brought against us, including claims for environmental, industrial or pollution related accidents, for which coverage is not available. If we are required to meet the costs of claims, which exceed our insurance coverage, this could have a material adverse effect on our business, operating results and financial condition.

If we are unable to attract and retain key personnel our business may be harmed.
The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including the positions of Chief Executive Officer and Chief Financial Officer. In addition, we compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to operate the business. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain “key man” life insurance policies on any members of our executive team.
The loss of any of our key personnel, could delay the execution of our business plans, which may result in decreased production, increased costs and decreased profitability.
Our flotation and fine-grind (FFG) project faces the risk of a start-up project.
Our flotation and fine-grind project is designed to improve extraction efficiencies which are derived from the separation of gold contained within the sulfides of the tailings material by subjecting the treated material to a flotation circuit, further regrinding and a leach circuit. This project was commissioned during the second and third quarters of fiscal 2014 and came into full operation in the third quarter.
               Production was temporarily suspended on 2 April 2014 due to unsatisfactory gold recoveries and low carbon absorption efficiencies.
The established Low Grade Section was brought back to steady state and gold production stabilized during the last quarter of
FY2014. The main causes for the unsatisfactory recoveries included carbon management in the Low Grade Section, thickener availability and management of the water balance. Apart from rectifying the main causes, the operational team also implemented a twin streaming process by isolating the Crown and City material from the main Elsburg material. By implementing this change the gold content in the individual feed supply streams can be measured before the product goes into the leach tanks. By comparing these assays with the final recoveries, management will be able to identify and correct, much earlier, any possible negative impacts whilst it will also improve the allocation of gold from different sources. A number of smaller engineering upgrades are also being made during this “time-out” period.
In late August 2014 the FFG was restarted and currently treats one third of the Ergo plant throughput. Once the FFG shows steady, acceptable recoveries, the remainder of the Ergo plant throughput will also be treated through the FFG. Provided that these required levels are achieved, we plan to put the full Ergo throughput through the FFG by the end of the 1st quarter of calendar 2015.
The flotation and fine-grind project remains exposed to numerous risks associated with similar start-up projects, including operational down time due to unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production which could have a material adverse effect on our business, operating results and financial condition.
Conditions precedent for completion of the Blyvoor sale were not met before the due date.
The sale agreement entered into in connection with the disposal of Blyvoor consists of two parts, being Part A and Part B.
See Item 5A.: “Operating Results - Recent developments” for a more detailed discussion. The conditions precedent for Part A were satisfied and Part A was completed on June 1, 2012. However, the Part B conditions for the mining right conversion did not occur prior to the deadline. On July 30, 2013, Village Main Reef Limited ("Village") suspended financial assistance to Blyvoor and on
August 6, 2013, Blyvoor was placed into provisional liquidation. A legal dispute has now ensued to test whether the conditions for
Part B were not met because of a breach of the agreement on the part of Village Main Reef Limited. Pending the outcome of the above (which will confirm the ownership of the shares), the 20,000,000 ordinary shares in Village remained in escrow.

Risks related to the gold mining industry
A change in the price of gold, which in the past has fluctuated widely, is beyond our control.
Historically, the gold price has fluctuated widely and is affected by numerous industry factors over which we have no control including:
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
Our profitability may be negatively impacted by a decline in the gold price and we incur losses when revenue from gold sales drops below the cost of production for an extended period.
Current economic conditions may adversely affect the profitability of the Group’s operations.
The future outlook for the global economy remains uncertain. Growth generally is still low and the demand for resources is down from previous highs. During fiscal 2014 the gold price came off a high of U$1,426 per ounce to a low of U$1,192. The uncertainty in the outlook of resources generally and of gold in particular resulted in tightened credit markets, reduced liquidity and extreme volatility in fixed income, credit, currency and equity markets. These conditions may adversely affect the Group’s business.
For example, tightening credit conditions may make it more difficult for the Group to obtain financing on commercially acceptable terms or make it more likely that one or more of our key suppliers may become insolvent and lead to a supply chain breakdown. In addition, general economic indicators have still not shown signs of sustained recovery - consumer sentiment remains bearish, unemployment remains high, economic growth is marginal and corporate earnings are uncertain and volatile. To the extent that the current economic climate worsens or the economic environment in which the Group operates does not recover, the Group could experience a material adverse effect on its business, results of operations and financial condition.
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
Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Our business focuses mainly on the extraction of gold from tailings, which is a volume driven exercise. Only significant deposits within close proximity of services and infrastructure that contain adequate gold content to justify the significant capital investment associated with plant, reclamation and deposition infrastructure are suitable for exploitation in terms of our model. There is a limited supply of these deposits which may inhibit growth prospect, especially in a declining gold price environment.

As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and
Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our operations. Our mineral exploration rights may also not contain commercially exploitable reserves of gold. The costs incurred on unsuccessful exploration activities are, as a result, not likely to be recovered and therefore likely to be impaired.
There is uncertainty with our Ore Reserve estimates.
Our Ore Reserve figures described in this document are the best estimates of our current management as of the dates stated and are reported in accordance with the requirements of Industry Guide 7 of the SEC. These estimates may not reflect actual reserves or future production.
Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our reserve estimates to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs, and in particular our labor, water, steel and electricity costs, increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the ability to reclaim our Ore Reserves, at the required rate, such as an interruption or reduction in the supply of electricity or a shortage of water may have the effect that we are unable to achieve critical mass, which may render the Ore Reserve, or parts of the Ore Reserve no longer feasible, which could negatively affect production rate and costs and decrease our profitability during any given period. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact upon the total value of our mining asset base and our business, operating results and financial condition.
Gold mining is susceptible to numerous events that could have an adverse impact on a gold mining business.
The business of gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury to, employees, the loss of mining and reclamation equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims. The risks and events associated with the business of gold mining include:
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
· availability of water;
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
We are incorporated in South Africa and all of our operations are currently in South Africa. As a result, political and economic risks relating to South Africa could have a significant effect on our production and profitability. Large parts of the South
African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime. These problems may impede fixed inward investment into South Africa and cause emigration of skilled workers. As a result, we may have difficulties retaining qualified employees.
Inflation can adversely affect us.
Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. The inflation rate in South Africa is relatively high compared to developed, industrialized countries. As of June 2014, the
Consumer Price Inflation Index, or CPI, stood at 6.6% compared to 5.5% in June 2013 which remained flat at 5.5% from June 2012.
The inflation rate slowed to 5.9% as at September 30, 2014. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.
Power stoppages or increases in the cost of power could negatively affect our results and financial condition.
Our mining operations are dependent on electrical power supplied by Eskom, South Africa’s state owned utility company.
As a result of insufficient generating capacity, owing to poor maintenance and lagging capital infrastructure investment, South Africa has faced significant disruptions in electricity supply in the past and Eskom has warned that the country could continue to face disruptions in electrical power supply in the foreseeable future. Whilst Eskom did manage to contain the number and severity of power supply stoppages to the extent of not having a material impact on our production, the country’s current reserve capacity remains insufficient and the risk of electricity stoppages may continue through 2014. Supply interruptions due to cable theft is also on the increase and may pose a significant risk to the operations.
The group has installed auxiliary emergency units at its plant to prevent the tripping of thickeners and entered into an agreement for the supply of temporary power generation equipment and services during fiscal 2014 to drive certain key installations associated with the disposal of tailings. The lease term will commence during October 2014 for a term of five years at a fixed monthly payment. The group has the option to acquire the equipment at the termination of the lease. There is no assurance that the measures will be sufficient to mitigate the risk of power stoppages.
Electricity tariffs increased as follows: from April 1, 2012 an average tariff increase of 16.7%, from April 1, 2013 an average tariff increase of 8.0% and from April 1, 2014 an average tariff increase of 10.79%. These increases have had an adverse affect on our production costs and future increases of this nature could have a material adverse effect on our business, operating results and financial condition.
The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect on the results of our operations and our financial condition.
The primary area of focus in respect of occupational health within our operations is noise induced hearing loss, and occupational lung diseases (OLD) and tuberculosis (TB). We provide occupational health services to our employees, we provide training and protective gear and continue to improve preventive occupational hygiene initiatives. The costs associated with providing such occupational health services could increase significantly.
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

Increased theft at our sites, particularly of copper, may result in greater risks to employees or interruptions in production.
Crime statistics in South Africa indicate an increase in theft. This together with price increases for copper has resulted in the increased theft of copper cable. Our operations experience high incidents of copper cable theft despite the implementation of security measures. In addition to the general risk to employees’ lives in an area where theft occurs, we may suffer production losses and incur additional costs as a result of power interruptions caused by cable theft and theft of bolts used for the pipeline.
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
We entered into a R22 million capital investment programme with the local municipality to source treated sewage water for our water circuit. This water will be used both to reclaim and carry production materials and also, ultimately, to irrigate rehabilitation vegetation at a significantly lower cost than that of potable water. In addition, as part of the Heads of agreement signed between
EMO, Ergo, ERPM and Trans-Caledon Tunnel Authority (TCTA) in December 2012, Ergo has the right to purchase up to 30 Ml of treated water per day from TCTA at cost price for use in its production circuits. There is no assurance that the measures will be sufficient to alleviate all the water scarcity issues.
Government Regulation
Government policies in South Africa may adversely impact our operations and profits.
The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government’s administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals, and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments. The formulation or implementation of government policies may be discretionary and unpredictable on certain issues, including changes in conditions for the issuance of licenses insofar as social and labor plans are concerned, transformation of the workplace, laws relating to mineral rights, ownership of mining assets and the rights to prospect and mine, additional taxes on the mining industry and in extreme cases, nationalization. A change in regulatory or government policies could adversely affect our business.
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
New order rights obtained under the MPRD Act, are not equivalent to our existing property rights. The area covered by the new order rights may be reduced by the Department of Mineral Resources, or DMR, if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years.
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
The implementation of the MPRD Act has resulted in significant adjustments to our property ownership structure. We have lodged applications to convert all of our old order rights, however, to the extent that we are unable to convert some of our old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, this will result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations. As at September 30, 2014, all of our old order mining rights have been converted into new order rights under the terms of the MPRD Act with only 1 new order right awaiting registration at the Mineral and Petroleum Titles

Mining royalties and other taxation reform could have an adverse affect on the business, operating results and financial condition of our operations.
The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published
Registration Office of the DMR.
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
Climate change is a global problem that requires both a concentrated international response and national efforts to reduce greenhouse gas, or GHG, emissions. The United Nations Framework Convention on Climate Change is the main global response to climate change. The associated Kyoto Protocol is an international agreement that classifies countries by their level of industrialization and commits certain countries to GHG emission reduction targets. Although South Africa is not one of these countries identified, it ranked among the top 20 countries measured by absolute carbon dioxide emissions. During the 2009 Copenhagen climate change negotiations, South Africa voluntarily announced that it would act to reduce domestic GHG emissions by 34% by 2020 and 42% by
2025, subject to the availability of adequate financial, technological and other support. The two main economic policy instruments available for setting a price on carbon and curbing GHG emissions are carbon taxation and emissions trading schemes. In a discussion paper on carbon taxation by the National Treasury of the South African Government released in June 2013 different methods of carbon taxation were discussed. The implementation of these carbon taxes have been postponed. Should these taxes be implemented, they might have a direct or indirect negative cost impact on our operations which could have an adverse effect on the business, operating results and financial condition.
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
Labor costs constituted 17% of our production costs for fiscal 2014, 17% for fiscal 2013 and 32% for fiscal 2012. As of
June 30, 2014, we employed and contracted 2,329 people, of whom approximately 80% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. In addition, we are subject to strikes by workers from time to time, which result in disruptions to our mining operations.
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
financial condition.
Labor unrest could affect production.
During August and September 2012, there have been a number of illegal strikes at several mining companies in South
Africa and events related to these strikes resulted in 45 people being killed. During February to June 2014, the platinum industry had a wage strike that lasted for five months. Above inflation wage increases and changes to working conditions were agreed to in order to bring the strike to an end.
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
We are a public limited liability company, incorporated on February 16, 1895, as Durban Roodepoort Deep Limited, and our
shares were listed on the Johannesburg Stock Exchange ("JSE") in that same year. In 1898, our milling operations commenced with
30 stamp mills and in that year we treated 38,728 tons of ore and produced 22,958 ounces of gold. On December 3, 2004, the company changed its name from Durban Roodepoort Deep Limited to DRDGOLD Limited. Our operations have focused on South
Africa's West Witwatersrand Basin, which has been a gold producing region for over 100 years.
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
Floor, Building 1, Quadrum Office Park, 50 Constantia Boulevard,
Constantia Kloof Ext. 28, Roodepoort, South Africa. The postal address is P.O. Box 390, Maraisburg 1700, South Africa. Our telephone number is (+27 11) 470-2600 and our facsimile number is (+27 11) 470-2618. We are registered under the South African
Companies Act, 1973 (as amended) under registration number 1895/000926/06. The South African Companies Act, 1973 has been superseded by the South African Companies Act 71, 2008 which had been promulgated as from May 1, 2011. For our ADSs, the
Bank of New York Mellon, at 101 Barclay Street, New York, NY 10286, United States, has been appointed as agent.
South African operations
Ergo
Ergo Mining was formed in June 2007, primarily to recover and treat – over a period of 12 years – approximately 186 million tonnes (Mt) of surface tailings contained in the Elsburg Tailings Complex for gold. As a second-phase development, in conjunction with a new pipeline linking Ergo with Crown, the Ergo plant’s second carbon-in-leach (CIL) circuit was refurbished during September 2011 at an aggregate cost of R 44,8 million to increase capacity from 1.2 million tonnes per month (Mtpm) to
1.8Mtpm. Ergo Mining is licensed to produce uranium and sulphuric acid. A desktop feasibility study to assess the potential of these by-products from the Ergo resource suggests that it is not financially viable in the current climate. On July 1, 2012, Ergo Mining acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface operations. Also as part of this restructuring, Ergo Mining acquired DRDGOLD's 35% interest in
ErgoGold for R200 million.
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

ERPM, which consists of the original underground mine, which is under care and maintenance, the Cason Dump surface retreatment operation and ERPM Extension 1 and 2 exploration tenements, were acquired on October 10, 2002. Underground mining at ERPM was halted in October 2008. On July 1, 2012, ERPM sold its surface mining assets, and its 65% interest in ErgoGold to
Ergo Mining in exchange for shares in Ergo Mining as part of the restructuring of our surface operations. In line with the group’s strategy to exit underground mining operations, on July 24, 2014 EMO and ERPM entered into an agreement with ERPM South
Africa Holding Proprietary Limited, the nominee of Australian based Walcot Capital for the disposal of certain of the underground mining and prospecting rights held by ERPM including the related liabilities subsequent to fiscal 2014. This agreement is subject to a number of conditions, including that the Purchaser is to secure funding to pay the purchase consideration within sixty days of the Signature Date, as well as a number of regulatory consents and permission, most notably consent to the sale by the Minister of Minerals.
Blyvoor (discontinued operation)
We acquired Blyvoor in September 1997, in exchange for 12,693,279 of our ordinary shares. Blyvoor is a predominantly underground operating mine located within the Witwatersrand Basin, exploiting gently to moderately dipping gold bearing quartz pebble conglomerates in addition to certain surface sources. In June 2012 we sold our entire interest in Blyvoor to Village.
A dispute is currently pending between DRDGOLD and Village insofar as the completion of this, the Blyvoor sale is concerned, after Village failed to attend to certain administrative steps associated with the registration of Blyvoor’s New Order
Mining Rights. Blyvoor was also placed under provisional liquidation by the Village controlled Blyvoor board in August 2013 and has since been under the control of the provisional liquidators that were appointed by the High Court of South Africa.
Zimbabwe exploration
Chizim Gold
Chizim Gold was established in December 2009 as a 50:50 joint venture with Chizim Investments (Pvt) Limited, or Chizim
Investments, to conduct feasibility studies on certain gold exploration tenements in Zimbabwe’s Greenstone Belt extending over an area of more than 21,000 hectares. On June 7, 2013 DRDGOLD reduced its holding to 49%. On June 30, 2013 the entity stopped conducting feasibility studies on all exploration tenements in Zimbabwe. This company is currently dormant after DRDGOLD withdrew support for its activities during 2013. As underground mining is not in line with DRDGOLD’s strategy, we intend to dispose of our exploration assets in Zimbabwe.
Important Events in Our Development Generally and in the Current Year
Restructuring of the BEE participation
On March 17, 2014 DRDGOLD agreed to acquire (and essentially roll-up) the stake of its black economic empowerment partners in EMO for a consideration of R191,100,000, to be paid by issuing to them an aggregate 45.5 million ordinary shares in
DRDGOLD. Upon completion of the transaction, Khumo Gold will be issued 35.0 million shares and the DRDSA Empowerment
Trust 10.5 million.
The shareholders of DRDGOLD have voted in favour of the transaction at a special general meeting of shareholders held at Johannesburg on June 27, 2014. The transaction remains subject to consent by the Minister of Minerals by not later than March
17, 2015.
Khumo Gold and the DRDSA Empowerment Trust agreed to a three-year lock-in from the closing date of the transaction before they dispose of any of the DRDGOLD shares that are issued to them in terms of this transaction.
Ergo Mining and Ekhuruleni City Council agree terms to access and use treated sewerage water
On May 22, 2014 Ergo Mining entered into an agreement with the Ekhuruleni City Council that allows Ergo to, for a period of twelve years commencing on June 14, 2014 draw up to 10 mega litres of processed sewerage water from the Ronderbult
Waste Water Treatment Works. Ergo will pay the council a monthly management fee of 68c per kiloliter consumed. The fee escalates annually at a rate equal to the South African Consumer Price Index.
For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item
4D.: “Property, Plant and Equipment,” and Item 5B.: “Liquidity and Capital Resources.”

4B. BUSINESS OVERVIEW
We are a South African gold mining company engaged in surface gold tailings retreatment, including exploration, extraction, processing and smelting. Our surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, are located in South Africa. Our operating footprint is unique, in that it involves some of the largest concentration of gold tailings deposits in the world, situated within the city boundaries of Johannesburg and its suburbs.
Our strategy is to sustainably and through the appropriate deployment of capital and resources optimally exploit this, on-
surface resources and to expand our reach and create growth opportunities through the improvement and development of innovative technologies.
This strategy involves investment and value creation in respect of all the capital stocks of sustainable development -
human, financial, intellectual and manufactured – to extract gold from extensive surface resources in the safest and most efficient manner, thus ensuring the sustainability of our social and environmental capital whilst contributing to sustainable societies in and around our footprint.
In the longer term DRDGOLD will seek to improve gold recovery so that, in future, the absolute minimum amount of gold is returned to tailings deposition facilities along with the waste material and to growing our reclamation business by:
· the use of technology and continuing research and development to improve reclamation efficiency and effectiveness;
· acquiring additional surface resources on the Witwatersrand and, possibly, other areas;
· using existing expertise and skills to expand into the reclamation of other minerals from waste material.
In line with our focus on surface re-treatment, we disposed of our last operating underground operation, Blyvooruitzicht
Gold Mining Company Limited, or Blyvoor on June 1, 2012. Blyvoor has therefore been classified as a discontinued operation in fiscal 2012 in the comparative periods in this Annual Report.
In fiscal 2010, the Group broadened its activities to include initial exploration activities on a small scale in Zimbabwe through a joint venture in which we currently own 49%. The initial feasibility studies in Zimbabwe indicated potential underground mining assets, which does not fit with our current strategy of surface gold tailings retreatment. We have therefore decided not to continue with our Zimbabwe exploration activities.
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
Sand dumps are reclaimed mechanically using front end loaders that load sand onto conveyor belts. The sand is fed onto a screen where water is added to wash the sand into a sump, from where it is pumped to the plant. Most sand dumps have already been retreated using more efficient milling methods. Lower grade slimes dams are also the result of the old treatment methods but do not require milling. This material has become economically more viable to process owing to improved treatment methods. The material from the slimes dams is broken down using monitor guns that spray jets of high pressure water at the target area. The resulting slurry is then pumped to a treatment plant for processing.
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
After several years of strong trending, the average gold spot price decreased by 19.0% from $1,606 per ounce to $1,296 per ounce during the fiscal year 2014 and by 4% from $1,673 per ounce to $1,606 per ounce during the fiscal year 2013. The average gold price received by us for fiscal 2014 was R432,775 per kilogram which was 5.5% lower than the previous year at
R458,084 per kilogram.
Looking ahead, we believe that the global economic environment, including escalating sovereign and personal levels of debt, economic volatility and the oversupply of fiat currency, will again make gold attractive to investors. The drop in gold price has squeezed out a number of high cost gold producers and caused investment in exploration and strategic capital to tumble. The supply of gold has shrunk and is likely to shrink even more due to the significantly reduced capital expenditure and development occurring in the sector. This coupled with the unimpressive state of the global economy and generally weak economic policies, are likely to provide significant support to the gold price in the long term.
All of our revenue is generated in South Africa. Our total revenue for year ended June 30, 2014 was R1,809.4 million
(2013: R2,076.5 million and 2012: R3,004.3 million).
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
We currently own 11% (fiscal 2013: 11% and fiscal 2012: 4%) of Rand Refinery.
Ore Reserves
The tables below set out the Proven and Probable Ore Reserves of the Group as of June 30, 2014, and 2013, in both imperial and metric units. Our Ore Reserves comprise of our attributable Ore Reserves.
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
The pay-limit approach is based on the minimum in-situ grade of reclamation sites, for which the production costs, which includes all overhead costs, including head office charges, are equal to a three-year historical average gold price per ounce for that year. This calculation also considers the previous three years’ mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only areas above the pay-limit grade are considered for mining.
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
2014
2013
Three-year average Business Plan Three-year average Business Plan
Reserve gold price –$/oz 1,539 1,289 1,559 1,192
Reserve gold price –R/kg 431,098 438,575 390,973 378,158
Exchange rate –R/$ 8.71 10.58 7.80 9.87
In fiscal 2014, our attributable Ore Reserves (imperial) decreased by 10.0% from 1.7 million ounces at June 30, 2013, to
1.5 million ounces at June 30, 2014, primarily as a consequence of mining activity (depletion). Based on the life of mine business plans, the life of mine for our operations at June 30, 2014, are set out below.
Surface
Mine
2014
2013
Ergo ............................................................. 8 years 9 years

DRDGOLD's Attributable Ore Reserves as of June 30, 2014 and 2013 are set forth in the tables below.
Ore Reserves: Imperial
At June 30, 2014
At June 30, 2013
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton)
('000 ozs)
Ergo
1
Surface ................................................................... 109,564 0.01 1,036 39.57 0.01 488 123.296 0.01 1,181 37.69 0.01 495
Total
2
........................................................................ 109,564
0.01 1,036
39.57
0.01
488
123.296
0.01
1,181
37.69
0.01
495
Ore Reserves: Metric
At June 30, 2014
At June 30, 2013
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
Ergo
1
Surface .................................................................. 99,397 0.32 32.198 35.898 0.42 15.191 111.854 0.33 36.739 34.192 0.45 15.388
Total
2
.......................................................................
99,397
0.32
32.198
35.898
0.42
15.191
111.854
0.33
36.739
34.192
0.45
15.388
1
The Attributable Ore Reserves represent DRDGOLD's 74% attributable Ore Reserves of Ergo from the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Crown has been included under Ergo for fiscal 2014 and 2013.
2
The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of tons delivered to the mill.

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to an extent to the fluctuation of the gold price. If we had used different gold prices than the three-year average prices at the time of reserve determination, as of June
30, 2014 and 2013 respectively, we would not have had significantly different reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different gold prices, our attributable Ore Reserves as of June 30, 2014 and 2013 would be as follows:
Year ended June 30, 2014
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram 431,098 438,575 387,988 474,208
Dollar gold price per ounce 1,539 1,289 1,385 1,693
Attributable ore reserves (million ounces) 1.5 1.5 1.5 1.5
Year ended June 30, 2013
Three-year
average price
Business Plan
at prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram .......................................... 390,973 378,158 340,342 415,974
Dollar gold price per ounce ............................................. 1,599 1,192 1,073 1,311
Attributable ore reserves (million ounces) ...................... 1.7 1.7 1.7 1.7
The approximate mining recovery factors for the 2014 ore reserves shown in the above table are as follows:
Surface
Mine
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Ergo .............................
100.0 41.8
The approximate mining recovery factors for the 2013 ore reserves shown in the above table are as follows:
Surface
Mine
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Ergo .............................
100.0 46.3
The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2014 and 2013, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.
Mine
Proven
Reserves
Probable
Reserves
Ergo ........................................................................................................................... 328 ft. by 328 ft. 328 ft. by 328 ft.
The pay-limit grades based on the three year average dollar price for gold and costs used to determine reserves as of
June 30, 2014, are as follows:
Surface
Mine
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Ergo ..............................................................................
0.30 58.37

The pay-limit grades and costs used to determine reserves as of June 30, 2013, are as follows:
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
Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002
Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRD Act. In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and a social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRD Act on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRD Act, mining rights are not perpetual, but endure for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to five years, with one further period of renewal of three years.
Applications for conversion of our old order rights were submitted to the DMR within the requisite time periods. During this period, we are permitted to continue to operate under the terms and conditions of the old order rights which we hold. As at September 30,
2014, a substantial portion of our old order mining rights have been converted into new order rights under the terms of the MPRD Act but await registration at the Mineral and Petroleum Titles Registration Office of the DMR.
Amendment Bill to the MPRDA
On March 6, 2014 the South African Parliament approved an Amendment Bill to the MPRDA. The Bill will come into effect once signed by the State President. Some of the more important changes introduced by the Bill is to allow the holder of a
Mining Right to also mine “associated minerals” not specifically included in the Mining Right; it addresses anti-competitive conduct by requiring the Minister of Minerals to refuse an application for exploration rights if it will cause a “concentration of rights” as defined in the Bill; historic and old mine dumps are to be included in the definition of “residue stockpiles” and certain rehabilitation obligations are created in respect of the discarded mines to which they pertain; and liability for rehabilitation will extend beyond the issuance of a closure certificate and financial provision for closed sites will be required to be maintained for a period of 20 years after a site is closed. Should the amendment bill to the MPRDA be enacted in its currently proposed form, the latter three amendments referred to above may have a fundamental impact on the group's estimated environmental provisions.
In June 2014 the Minister of Minerals asked the State President to delay signing the Bill until after its potential impact on the industry is further investigated.

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
Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers of the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal 2014, we contributed approximately R2.8 million under the COID (2013: R2.2 million) Act to a multi-
employer industry fund administered by Rand Mutual Assurance Limited.
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
The enactment of the amendment bill to the MPRDA in its currently proposed form may have a fundamental impact on the group's estimated environmental provisions due to the inclusion of historic and old mine dumps in the definition of “residue stockpiles” which creates certain rehabilitation obligations for the discarded mines to which they pertain as well the extension of the liability for rehabilitation beyond the issuance of a closure certificate and the requirement to maintain financial provision for closed sites for a period of 20 years after a site is closed.
Financial Provision for Rehabilitation
We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation and funds held in insurance instruments. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2014, we held a total of R90.9 million (2013:R86.4 million) in trust, the balance held in each fund being, R82.8 million (2013: R78.6 million) for Ergo, R8.1 million (2013: R7.7 million) for ERPM. Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.
The financial provisions for West Wits and Durban Deep have been consolidated into a single rehabilitation trust. The West
Wits financial provision has been derecognized as at June 30, 2011, 2012, 2013 and 2014 and the Durban Deep financial provision as at June 30, 2013 and 2014, because it will be transferred along with the rehabilitation liability over the West Wits mining rights which have been disposed of.
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
Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the life of mine, the
MPRD Act assumes a fully compliant fund at any given time in the production life of a mine. The DMR appears to have taken a practical approach in dealing with this change, and has indicated that the traditional ring fencing of funds may, for investment purposes be relaxed, and that insurance instruments may also be received subject to the DMR’s consent, to make up the shortfall in available cash funds. The Company has subsequently made use of approved insurance products for a portion of its rehabilitation liabilities. As of June 30, 2014, we held a total of R93.7 million (2013: R88.6million) in funds held in insurance instruments. As at
June 30, 2014 guarantees amounting to R305.7 million (2013: R305.7 million) were issued to the DMR. Subsequent to June 30, 2014 an additional guarantee amounting to R98.2 million was issued to the DMR.
The aggregate group rehabilitation, reclamation and closure cost provision was R471.7 million at June 30, 2014, compared to R524.3 million at June 30, 2013. This has been included in the provision for environmental rehabilitation (R451.2 million) as well as assets held for sale (R20.5 million) in our financial statements as at June 30, 2014.

4C. ORGANIZATIONAL STRUCTURE
The following chart shows our principal subsidiaries as of September 30, 2014. All of our subsidiaries are incorporated in
South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries. DRDGOLD holds a
49% ownership interest (50% voting interest) in the Chizim Gold the joint venture in which is incorporated in Zimbabwe.
4D. PROPERTY, PLANT AND EQUIPMENT
DRDGOLD OPERATIONS
SEPTEMBER 30, 2014

Description of Significant Subsidiaries' Properties and Mining Operations
Witwatersrand Basin Geology
Ergo, which consists of the ErgoGold, Crown and ERPM’s Cason operations, is located on surface close to the
Witwatersrand Basin. Crown exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. ERPM, halted its underground mining operation in October 2008. Ergo is a surface retreatment operation which is currently processing slime tailings from the Elsburg tailings facility, which were historically deposited by ERPM’s underground mining operation.
The Witwatersrand Basin comprises a 4 mile (6 kilometer) vertical thickness of sedimentary rocks situated within the
Kaapvaal Craton, extending laterally for approximately 186 miles (299 kilometers) East-Northeast and 62 miles (100 kilometers)
South-Southeast. The sedimentary rocks generally dip at shallow angles towards the center of the basin, though locally this may vary.
The Witwatersrand Basin is Achaean in age and the sedimentary rocks are considered to be approximately 2.7 to 2.8 billion years old.
Gold mineralization in the Witwatersrand Basin occurs within horizons termed reefs. These occur within seven separate goldfields located along the eastern, northern and western margins of the basin. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp
Goldfield and the Free State Goldfield. As a result of faulting and other primary controls of mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 6 feet (1.84 meters) thick but, in certain instances, these deposits form stacked clastic wedges which are hundreds of feet thick.
The gold generally occurs in native form within the various reefs, often associated with pyrite and carbon.
Blyvoor, (sold on June 1, 2012), and certain of the underground mining and prospecting rights held by ERPM for which an agreement to dispose was signed during July 2014 (subject to various suspensive conditions), were predominantly underground operating mines located within the Witwatersrand Basin, exploiting gold bearing reefs in addition to certain surface sources.
Ergo
Overview
We own 74% of EMO, which in turn owns 100% of Ergo. Ergo is a surface tailings retreatment operation consisting of the Ergo Mining, Crown, ERPM’s Cason operation and ErgoGold business units which are collectively referred to as Ergo.
ERPM’s Cason Dump surface tailings retreatment operation will be depleted in the fourth quarter of calendar 2014. Ergo undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central and east
Johannesburg. In order to improve synergies, effect cost savings and a simpler group structure, DRDGOLD restructured the group’s surface operations (Crown, ErgoGold and surface assets of ERPM) into Ergo Mining with effect from July 1, 2012. At June 30, 2014,
Ergo had 2,329 employees, including specialized service providers such as Fraser Alexander Tailings.
Properties
Ergo's operations are located approximately 43 miles (70 kilometers) east of the Johannesburg’s central business district in the province of Gauteng on land owned by Ergo. Access to the Ergo plant is via the Ergo Road on the N17 Johannesburg-Springs motorway. As of June 30, 2014 and September 2014, no encumbrances exist on Ergo's property.
Crown is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations, City Deep, Crown
Mines and Knights. The entire mining footprint consists of the mining rights of City Deep, Consolidated Main Reef & Estates, Crown
Mines (“3Cs”) and Crown Gold Recoveries (“CGR”). Crown’s mining rights have been converted to new order rights under the
MPRD Act and the mining rights in respect of the 3Cs were registered at the Mineral and Petroleum Titles Registration Office in
January 2014 . In March 2013, applications for the transfer of the mining rights held by the 3Cs and CGR to ERGO were lodged with the DMR, following the restructure of the company into a single surface retreatment business unit. These applications were successful and were notarially executed in March 2014.
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
2013
In order to improve synergies, effect cost savings and a simpler group structure DRDGOLD restructured the group’s surface operations into Ergo Mining on July 1, 2012, which consisted of Crown, the surface operations of ERPM and
ErgoGold. Construction and commissioning of the Ergo flotation/fine-grind plant was completed in late December
2013.
2014
The FFG was suspended in April 2014 after metallurgical efficiencies declined. Test-work recommenced in August.
A prospecting right in respect of surface tailings dumps on various portions of the Farm Grootvlei and a portion of the
Farm Geduld was registered on May 12, 2014 for a period of 5 years ending on April 21, 2019.
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
2008
The Department of Mineral Resources issued a mining right for gold recovery over the Top Star Dump to Crown.
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
This material is generally made up of old gold metallurgical plant sites.
Our four metallurgical plants, known as Ergo, Crown Mines, City Deep and Knights, have an installed capacity to treat approximately 25.2 million tons of material per year. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits. Crown serves as a milling and distribution station, as does City Deep. The
Knights and the Ergo plants are still fully operational.
In addition to the four metallurgical plants, Ergo’s assets include: access to some 750Mt to 900Mt of tailings deposited across the western, central and eastern Witwatersrand; the Crown milling and pump station close to the Johannesburg central business district; a 50km pipeline; and tailings deposition facilities including the significant Brakpan TSF.
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
Set forth below is a description of each of our plants:
Ergo Plant: The expansion of the gold plant by refurbishing the second CIL circuit has increased the capacity to treat an estimated 21Mt per year. The Ergo flotation/fine-grind ("FFG") plant project is designed to assist in liberating the gold particles currently encapsulated in the sulphides and to achieve a targeted improvement in gold recovery efficiencies of between 16% and 20%. This circuit commenced a three month test phase during August 2014 after it was temporarily suspended in April 2014 following a decline in metallurgical efficiencies and is targeted to be back in full production by
January 2015, if test-work is successful.
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
Knights Plant: Commissioned in 1988, this surface/underground plant comprises a circuit including screening, primary cycloning, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electro-winning and smelting to doré. The Knights plant, although historically part of the Crown operation, is located further east and considerably closer to the Brakpan TSF. Retreatment of the nearby Cason dump is expected to ceased during Q4 of calendar
2014 and retreatment of the Lycaste dump – one of the last remaining sand dumps in this area - commenced. Due to the location of the Knights plant it is able to access the Brakpan TSF to deposit waste.
ERPM Plant: A small section of the ERPM plant was refurbished and adapted to treat slurry deposits that had accumulated through run-off in the Angelo pan area. Slurry containing organic material is processed through a scrubber and a variety of screens to remove the oversize organic material prior to the conventional CIL circuit. This plant treats approximately 10,000 tonnes of material per month.
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
15 Shaft Crown Mines, and for Knights by the Ekhuruleni Town Council. Electricity is supplied directly from the national power grid to the substation and town council at 44,000 volts. Substations, located on mine sites, transform the power to 6,600 volts for direct supply to the plants. The power supply is further reduced to 525 volts for smaller devices and equipment. For Crown Mines and City Deep, the average annual power consumption is about 54 GWHr and 80GWHr, respectively and the maximum demand are about 15.0MVA and 13.0MVA, respectively. For Knights the average annual power consumption is about 60 GWHr and the maximum demand is about 14.2MVA.
As of June 30, 2014, the net book value of Ergo’s mining assets was R1,729.5 million (2013: R1,729.5 million).
During fiscal 2014, capital expenditure was mainly directed towards the construction of the Lycaste reclamation station and the last of the Ergo flotation/fine-grind plant project.
The following capital expenditure was incurred at Ergo in fiscal 2014, 2013 and 2012:
Year ended June 30,
2014
2013
2012
R’000
R’000
R’000
Benoni sand milling.......................................................................................... 3,007 - -
Brakpan tailings dam - Generators................................................................... 968 - -
Computerized X-ray machine........................................................................... 610 - -
Daggafontein Rehabilitation............................................................................ 2,253 - -
Reclamation site 4A6....................................................................................... 32,375 - -
Rooikraal Residue line..................................................................................... 57 - -
Residue linear screens...................................................................................... 1,954 - -
Rondebult sewerage water............................................................................... 75 - -
Security............................................................................................................ 1,311 - -
Soweto cluster dump reclamation.................................................................... 951 - -
Withok conceptual studies............................................................................... 160 - -
Crown/Ergo Pipeline Project ................................................................................ 3,265 - 33,869
CMR dump ............................................................................................................ - - 57
Crown 3A2 Slime and steel work upgrade .......................................................... - 1,586 -
Knights residue pipeline ....................................................................................... 5,836 13,870 -
Knights girth gear and pinion ............................................................................... 1,356 1,536 -
4A11 dump ............................................................................................................ - - -
Angelo Pan reclamation ........................................................................................ - 17,636 2,995
Angelo Pan to Rosherville water pipeline ............................................................ - 12,805 -
Vehicles and equipment ........................................................................................ - - 112
Tailings management ............................................................................................ - 19 14,196
New water line to Angelo Pan and Rocsherville ................................................. - 889 35,068
Crown/City Slurry line upgrade ........................................................................... - - 13,916
Benoni Slurry line ................................................................................................. 3,359 8,370 -
Refurbishment of the Ergo plant and second leach section................................. 983 - 15,460
Ergo flotation/fine-grind plant .............................................................................. 23,759 254,281 38,510
Ergo flotation/fine-grind plant (pre-production working costs) .......................... 65,813 7,189 -
Brakpan TSF ......................................................................................................... 6,219 11,702 50,733
IT Infrastructure .................................................................................................... 464 1,091 -
Tower crane .......................................................................................................... - 1,910 5,573
Ekurhuleni Business Development Academy (EBDA) training facility ............. - - 189
Cason high grade plant ......................................................................................... - 20,459 -
Other ...................................................................................................................... - 2,500 7,194
154,775 355,843 217,872
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
Environmental management and compliance is further assisted by the in–house developed electronic monitoring system
(Compliance Management Tool) that incorporates all existing EIA's, EMP's, Mining Right Conversions, Performance Assessments
and SLPs associated with each mining right. The existing and most recent studies are used to supplement the management components with regards to the mining right boundaries and its required compliance parameters. The individual management items are integrated to provide a holistic overview of the state of each of the mining right areas. Spatial data pertaining to the mining right boundaries is stored onto a central database. Spatial data is utilised to create a live map which illustrates the mining right area and various environmental monitoring systems. This map depicts the mining right boundaries, roads, rails, mine dumps, plants, rivers, pipeline routes, servitudes, way leaves, municipal services and other spatial data relevant to our mining operations.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Ergo, in current monetary terms as at June 30, 2014 is approximately R451.2 million. As at June 30, 2014, a total of R82.8 million has been contributed to the Crown Rehabilitation Trust Fund, while a total of R44.6 million has been contributed by Ergo to funds held in insurance instruments. The Crown Rehabilitation Trust Fund is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Ore Reserves and Life of Mine
As at June 30, 2014, our 74% share of the Proven and Probable Ore Reserves of Ergo was 1.5 million ounces. In fiscal 2013 our 74% of the Proven and Probable Ore Reserves was 1.7 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Mr. Vivian Labuschagne is the appointed Mineral
Resource competent person. The current life of mine business plan is estimated to be eight years.
Production
In fiscal 2014, production decreased to 132,909 ounces from 146,381 ounces in fiscal 2013. This drop was the result of firstly the late commissioning of the FFG and then as a consequence of significant metallurgical inefficiencies experienced during initial production coupled with incessant rains over a period of three weeks over this time. We decided to suspend the new circuit early in April 2014 in order to stabilize the lower grade CIL circuit prior to the commencement of electricity winter tariffs kicking in in June 2014. Testwork on the FFG commenced in August 2014. Volume throughput for the year was steady at 23,908,000 tonnes while recovery grades decreased from 0.196g/t to 0.173g/t.
Cash operating costs in fiscal 2014 was up $24 per ounce from $1,094 in fiscal 2013 to $1,118 per ounce.

The following table details our attributable share of the production results from Ergo for the past fiscal year:
2014
2013
Restated
2012
Restated
Production (imperial)
 Ore mined ('000 tons) ..................................................................................................
23,908 25,632 23,811
Recovered grade (oz/ton) ............................................................................................ 0,005 0.006 0.006
Gold produced (ounces)............................................................................................... 132,909 146,381 135,708
Results of Operations
Revenue (R‘000) ...........................................................................................................
1,809,434 2,076,496 1,764,191
Net operating costs (R‘000) ......................................................................................... 1,549,417 1,397,177 1,141,973
Cash operating cost (R‘000)
1
........................................................................................
1,540,622 1,414,904 1,151,400
Cash operating cost per ounce of gold ($)¹ ................................................................... 1,118 1,094 1,094
All-in sustaining cost per ounce of gold ($)¹ ................................................................ 1,205 1,192 1,275
All-in cost per ounce of gold ($)¹ .................................................................................. 1,309 1,442 1,446
See Item 5A. “Operating Results – Capital expenditure (cash)” for a discussion on capital expenditure.
ERPM
Overview
We effectively own 74% of ERPM, which is consolidated as a subsidiary, through our 74% holding in EMO. ERPM consists of an underground section and the Cason Dump surface retreatment operation. Underground mining at ERPM was halted in
October 2008 and the financial results and assets and liabilities of these operations are included in ‘Corporate office and other reconciling items’ in the financial statements for segmental reporting purposes for all three years preserved. The retreatment of Ergo’s
Lycaste Dump will commence as the retreatment of the Cason Dump is completed. These are included under Ergo in the financial statements for segmental reporting purposes.
At June 30, 2014, ERPM had 71 employees, including specialized service providers.
On July 11, 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcot Capital for the disposal of certain of the underground mining and prospecting rights held by
ERPM including the related liabilities during FY2014. This agreement is subject to a number of suspensive conditions including regulatory consent and permission which had not been fulfilled at the date of this report.
Property
ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburgon land owned by ERPM. Access is via Jet Park Road on the N12 Boksburg-Benoni highway. Historically underground mining and recovery operations comprised relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, is conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities. Until underground mining was halted in October 2008, the mine exploited the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area.
ERPM operates under mining license ML5/1997 in respect of statutory mining and mineral rights. As of June 30, 2014 and
September 2014, no encumbrances exist on ERPM's property.
At June 30, 2014, the net book value of ERPM’s mining assets was Rnil due to the transfer of ERPM’s related surface mining assets to Ergo as part of the restructuring which took place on July 1, 2012.
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
2014
During July 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcot Capital for the disposal of certain of the underground mining and prospecting rights held by ERPM including the related environmental liabilities. This agreement is subject to a number of suspensive conditions including regulatory consent and permission which had not been fulfilled at the date of this report.
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
An additional application to extend ERPM’s existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR in fiscal 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres). This prospecting right was initially granted for a period of 4 years and expired in March 2011. An application for renewal thereof was made in terms of the provisions of the
MPRDA. The renewal in respect thereof was refused by the DMR in December 2013. An appeal against the refusal of the DMR to grant the renewal of the prospecting right was lodged with the Legal Services Directorate of the DMR in January 2014. These rights,
ERPM Ext 1 and ERPM Ext 2, both form part of the sale assets of the transaction with Walcot Capital.
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
The government has appointed Trans-Caledon Tunnel Authority (TCTA) to construct a partial treatment plant
(neutralisation plant) to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the Heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant is co-disposed onto the Brakpan TSF. Partially treated water is then discharged by TCTA into the Elsburg Spruit. This agreement includes the granting of access to the underground water basin through one of ERPM shafts and the rental of a site onto which it constructed its neutralisation plant. In exchange, Ergo and its associate companies including ERPM have a set-off against any future directives to make any contribution toward costs or capital of up to R250 million, and Ergo has the right to purchase up to 30 Ml (million litres) of treated water per day from TCTA at cost price for use in its production circuits.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that as at June
30, 2014 the present discounted value of the total cost of rehabilitation for ERPM is approximately R20.5 million. A total of R8.1 million has been contributed to the ERPM Rehabilitation Trust Fund and R41.8 million in insurance instruments. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the
High Court of South Africa.
Ore Reserves and Life of Mine
Our 74% share of Proven and Probable Ore Reserves of ERPM are included under Ergo. As at June 30, 2014 the total surface Ore Reserves comprise 0.039 million ounces from the Cason Dump and 1.11 million ounces from the Elsburg and Benoni tailings complexes, which will be processed over the next one and eight years, respectively. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM, Mr. Vivian Labuschagne is the appointed Mineral Resource competent person.
Current Production
Although ERPM is under care and maintenance, 257 ounces of gold was produced from clean-up activities during fiscal
2014.

Blyvoor (Discontinued operation)
Overview
Until June 1, 2012, when we sold our entire interest and claims against Blyvoor to Business Venture Investment No 1557
Proprietary Limited, a wholly owned subsidiary of Village, we owned 74% of Blyvoor, which in turn owns 100% of the
Doornfontein Gold Mining Company Limited. The consolidated mining operation, referred to as Blyvoor, consists of the adjacent mines of Blyvooruitzicht and Doornfontein which are located within the Far West Rand Goldfield on the northwestern edge of the
Witwatersrand Basin. Blyvoor was the first mine in the “West Wits” line. Together, these two operations produced over 38 million ounces of gold since inception in 1937.
Blyvoor was placed under provisional liquidation by its board of directors, the majority of whom were the nominees of
Village, in August of 2013 following a number of work stoppages due to labor action and seismicity. This mine remains under the control of the provisional liquidators. The information set our below are based upon information available to us up to the time of our sale of Blyvoor in June 2012.
Property
Blyvoor is located on the West Wits line within the Far West Rand Goldfield on the northwestern rim of the Witwatersrand
Basin, near the town of Carletonville, Gauteng Province, about 50.0 miles (80.5 kilometers) south-west of Johannesburg and is reached via the R528 road to Carletonville on the N12 Johannesburg-Potchefstroom-Kimberly highway.
The operating facilities are all situated on property belonging to Blyvoor, and include the shaft complexes, administrative offices for the managerial, administrative, financial and technical disciplines, extensive workshops and consumable stores, the metallurgical plants, tailings dams and waste rock dumps. Prior to its liquidation Blyvoor also housed the majority of its employees in
Blyvoor-owned houses on the property and in the town of Carletonville.
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
2013
The Blyvoor board resolves to place the company in provisional liquidation.
Geology and Mineralization
Prior to its provisional liquidation, Blyvoor exploited the two gold-bearing pebble horizons in the Central Rand
Goldfields, the Carbon Leader, which is one of the principal ore bodies in the goldfield, and the Middelvlei Reef horizons which occur in discrete channels over parts of the lease area approximately 246 feet (75 meters) vertically above the Carbon Leader Reef horizon.
Mining and Processing
Access from the surface to the current underground workings of the mines is through a system of vertical and incline shafts situated at the Blyvoor and Doornfontein mines. The average mining depth at Blyvoor and Doornfontein is 10,541 feet (3,213 meters)
and 5,292 feet (1,613 meters) below mean sea level respectively. Mining of the reef took place in stope panels through drilling and blasting. Blasted rock was removed from the stope panels and conveyed by shaft to the surface , and transported to the metallurgical plant for gold extraction. Blyvoor used a cyanide leaching Carbon-in-Pulp, or CIP, process for the extraction of gold.
In fiscal 2012, before the sale of Blyvoor and following a decision of the board of directors of DRGOLD to withdraw financial support from Blyvoor, it applied to be placed under Chapter 6 of the Companies Act business rescue protection when it became apparent that the high costs of electricity charged during the winter months and the then lower price of gold would cause
Blyvoor to experience financial distress. Following a term payment arrangement with Eskom, the state owned electricity supplier of South Africa and an increase in the gold price, the Business Rescue Practitioner who was appointed in terms of Chapter 6 terminated the business rescue proceedings with effect from November 10, 2011. This followed his conclusion that there were no longer grounds to believe that Blyvoor was financially distressed. At the beginning of February 2012, Blyvoor suspended mining from its Number 4 and 6 shafts as part of a process to reduce costs. On June 1, 2012, DRDGOLD sold its entire interest and claims against Blyvoor and effectively transferred control to a wholly owned subsidiary of Village. DRDGOLD ceased consolidation of
Blyvoor from this date while Village commenced consolidating Blyvoor from said date. Refer to Item 4A.: “History and
Development of the Company” for a more detailed discussion. Following the provisional liquidation of Blyvoor during August 2013, it remains under the control of the provisional liquidators.
The following capital expenditure was incurred at Blyvoor in fiscal 2012:
2012
R’000
Slimes pump stations and residue deposition .............................................................. 381
15/29 incline shaft equipping ....................................................................................... -
Ice plant retrofit and upgrade ....................................................................................... 8
Safety related equipment and expansion of seismic monitoring network................... -
Opening up and development ....................................................................................... 50,315
Mining and engineering equipment .............................................................................. 23,326
Other .............................................................................................................................. 8,909
82,939

Environmental and Closure Aspects
Blyvoor had to maintain a rate of pumping of fissure water sufficient to keep the rate of rise of underground water below the level of underground workings (approximately 2 million gallons (8 million liters) per day). Water not used in the operations was discharged into the Wonderfontein Spruit (a stream adjacent to the Blyvoor mine). In order to address the risk of contamination of ground water, streams and wetlands, Blyvoor took samples and monitored the level of contaminants in accordance with a water management plan.
Blyvoor was a member of the Mining Interest Group consisting of all mines operating in the Wonderfontein Spruit catchment area. This group was formed to coordinate efforts and studies in the Wonderfontein Spruit and to liaise with government departments to determine what action if any is required in cleaning the stream. The government has also established a specialist task team to determine what needs to be done. At the time of its sale no clear solution had been reached.
Sinkholes are caused by ground water seeping into the underground dolomitic structures, which dissolve and weaken causing a collapse in the rock structure. Dolomitic rock could be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. At the time of its sale Blyvoor maintained close monitoring of water leaks and ground subsidence to timely identify the formation of any possible sinkholes.
At the time of the sale, Blyvoor controlled dust pollution from slime dams by dust suppression and water management programs. Short-term dust control was accomplished through ridge ploughing the top surface of dormant tailings dams.
Environmentally friendly dust suppressants, such as molasses, were also applied when deemed necessary. In the long-term, dust suppression and water pollution was managed through a program of progressive vegetation of the tailings complexes followed by the application of lime, to neutralize the natural acidic conditions, and fertilizer as the organic growth medium.
Blyvoor updated its EMP to meet the new requirements of the MPRD Act and submitted it to the DMR for approval.
Production in fiscal 2012
Blyvoor produced a total of 96,645 ounces of gold for the period July 1, 2011 to May 31, 2012 of fiscal 2012, with
73,048 ounces from underground areas and 23,597 ounces from surface areas. This represented 42% of our total production from operations for fiscal 2012 of 232,353 ounces.
Cash operating costs of $1,404 per ounce in fiscal 2012 increased from $1,290 per ounce in fiscal 2011.
The following table details the operating and production results from Blyvoor for fiscal 2012.
Year ended June 30,
2012
Production (imperial)
 Surface Operations
Ore mined ('000 tons) ....................................................................................
3,004
Recovered grade (oz/ton) .............................................................................. 0.008
Gold produced (ounces) ................................................................................ 23,597
Underground Operations
Ore mined ('000 tons) ....................................................................................
627
Recovered grade (oz/ton) .............................................................................. 0.117
Gold produced (ounces) ................................................................................ 73,048
Total ounces produced .................................................................................... 96,645
Results of Operations
 Revenue (R'000) ..............................................................................................
1,240,073
Operating costs (R'000) ................................................................................... 1,046,914
Cash operating cost (R'000)
1
.......................................................................... 1,052,197
Cash operating cost per ounce of gold ($)
¹
....................................................
1,404
All-in sustaining cost per ounce of gold ($)¹ ................................................. 1,543
All-in cost per ounce of gold ($)¹ ................................................................... 1,603
1
Cash operating costs, cash operating cost per ounce, all-in sustaining costs per ounce and all-in cost per ounce of gold are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

Durban Roodepoort Deep
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
We concluded an agreement with M5
Developments Proprietary Limited
("M5") on July 21, 2005, in terms of which M5,
against payment of a non-refundable fee of R1.5 million, was granted an option to acquire Durban Deep’s mine village for
R15.0 million. On the exercising of the option the option fee would be deemed part payment of the purchase consideration. If not, the option fee would be forfeited to us.
On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties instituted legal proceedings for the sale and transfer of the property. On
December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend.
DRDGOLD entered into an agreement with Rand Leases Properties Limited ("Rand Leases Properties") and purchased the pre-
emptive right for an amount of R21.8 million. A sale agreement was concluded with Dino Properties Proprietary Limited ("Dino
Properties" previously called M5) and the transfer of the property into the name of Dino Properties was effected on October 18, 2012.
Both cases were subsequently withdrawn by Dino Properties and Rand Leases Properties respectively.
Environmental and Closure Aspects
Rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of Registration requirements have been taken over by DRD Proprietary Limited, which is owned by a subsidiary of Mintails South Africa Proprietary Limited
(“Mintails SA”). A liability transfer on the prescribed form in terms of section 43(2) of the MRPDA was submitted to the DMR in
July 2010. We are still awaiting approval of the transfer of environmental liabilities from the DMR.
In fiscal 2013, the Company transferred the environmental rehabilitation liabilities in respect of mining rights over the
Durban Deep mining license area which was disposed of to the purchaser of the mining rights . A total of R25.6 million previously contributed to the Environmental Trust Fund has been relinquished to DRD Proprietary Limited as a result of the transfer of the liability during fiscal 2013. DRDGOLD therefore still has a contingent liability until such legal transfer is effected, amounting to
R63.4 million less the trust fund amount of R26.8 million.
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
DRDGOLD therefore still has a contingent liability until such legal transfer is affected. Management of the West Rand Consolidated
Mines' tailings dams have been taken over by Mintails which plans to reprocess them. An EMP for the balance of the area has been submitted to the DMR as part of the conversion process of ML9/2000. The Old Order Mining Licence was converted to a New Order
Mining Right and ceded same to West Wits Monarch Proprietary Limited (“the Cessionary”).
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
Ongoing Legal Proceedings
Litigation regarding environmental issues
On August 2, 2006 and September 4, 2006, two applications were brought against DRDGOLD and its directors for relief under the MPRD Act by the Legal Resources Centre on behalf of the residents of two communities, Davidsonville and Kagiso, who reside adjacent to tailings deposition sites of the now dormant Durban Roodepoort Deep mine and the West Witwatersrand mine, respectively. While no financial compensation is sought, the communities are seeking orders for the revision of the environmental management programs of both sites, and for the sites to be rehabilitated and closed in accordance with the standards of the MPRD
Act. In fiscal 2014, DRDGOLD has filed its Appearance to Defend and Answering Affidavits in respect of both matters in the High
Court of South Africa. The responsibility rests with the respondent's attorneys to either apply to the High Court for a date of hearing or file replying affidavits.
Dispute with the Ekurhuleni Municipality
The Ekurhuleni Municipality has brought an action against ERPM claiming an amount of R42.0 million in respect of outstanding rates and taxes which are allegedly owing. As at June 30, 2014, the difference between the invoiced amount and
ERPM’s calculations amounted to R55.8 million. ERPM has employed experts to investigate the allegations and believes that this claim is unfounded. ERPM is defending this action on the belief that there are sufficient defences to repel the claim, therefore an outflow of resources is remote.
Appeal hearing against valuation of properties by the Ekurhuleni Municipality
ERPM is involved in a further dispute with the Ekurhuleni Metropolitan Municipality in respect of the valuation of various freehold properties of which ERPM is the registered owner. The aggregate valuation of these properties is approximately R400 million. ERPM has appealed against these valuations in terms of the provisions of the Local Government: Municipal Property Rates
Act, 6 of 2004 on the basis of inter alia the calculation methodology employed by the Municipal Valuer on behalf of the
Municipality. The hearings in respect of the appeal were heard in June 2013. ERPM’s challenge of the valuations was successful when Valuation Appeal Board set aside the valuations during March 2014.
Silicosis Litigation
As a result of the South African Constitutional Court decision permitting individuals employed as miners with occupational lung diseases to sue their current or former employers for damages outside the statutory compensation scheme, we could be subject to claims against us from previous or current employees, including a potential class action or similar group claim.
In January 2013 DRDGOLD, ERPM and 23 other mining companies were served with a court application for a class action issued in the South Gauteng High Court by alleged former mineworkers and dependants of deceased mineworkers. In the pending application the applicants allege that DRDGOLD, ERPM and other mining companies conducted underground mining operations in such a negligent manner that the former mineworkers contracted silicosis. The applicants have not yet quantified the amounts which they would like the mining companies to pay as damages.
The companies are currently gathering information in preparation for the matter. An answering affidavit opposing the application for the certification of a class action was filed with the High Court on 24 June 2014.
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
· The Operating and Financial Review and Prospects include the following sections:
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
-
Operating results, an analysis of our group results of operations during the three fiscal years presented in our financial statements. The analysis is presented both on a group basis, and by operating segment.
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
· Safe harbor.

5A. OPERATING RESULTS
Business overview
We are a South African gold mining company engaged in surface gold tailings retreatment, including exploration, extraction, processing and smelting. Our surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, are located in South Africa. Our operating footprint is unique, in that it involves some of the largest concentration of gold tailings deposits in the world, situated within the city boundaries of Johannesburg and its suburbs.
Our strategy is to sustainably and through the appropriate deployment of capital and resources optimally exploit these, on-surface resources and to expand our reach and create growth opportunities through the improvement and development of innovative technologies.
This strategy involves investment and value creation in respect of all the capital stocks of sustainable development -
human, financial, intellectual and manufactured – to extract gold from extensive surface resources in the safest and most efficient manner, thus ensuring the sustainability of our social and environmental capital whilst contributing to sustainable societies in and around our footprint.
In the longer term DRDGOLD will seek to improve gold recovery so that, in future, the absolute minimum amount of gold is returned to tailings deposition facilities along with the waste material and to growing our reclamation business by:
· the use of technology and continuing research and development to improve reclamation efficiency and effectiveness;
· acquiring additional surface resources on the Witwatersrand and, possibly, other areas; and
· using existing expertise and skills to expand into the reclamation of other minerals from waste material.
In line with our focus on surface re-treatment, we disposed of our last operating underground operation, Blyvooruitzicht
Gold Mining Company Limited, or Blyvoor on June 1, 2012. Blyvoor has therefore been classified as a discontinued operation in fiscal 2012 in the comparative periods in this Annual Report.
In fiscal 2010, the Group broadened its activities to include initial exploration activities on a small scale in Zimbabwe through a joint venture in which we currently own 49%. The initial feasibility studies in Zimbabwe indicated potential underground mining assets, which does not fit with our current strategy of surface gold tailings retreatment. We have therefore decided not to continue with our Zimbabwe exploration activities.
During the fiscal years presented in this Annual Report, all of our operations took place in one geographic region, namely
South Africa.
Set forth below is a brief overview of our operations.
Ergo (Continuing operations):
· Ergo Mining Proprietary Limited (the entity is referred to as Ergo Mining, however the operating segment is called Ergo)
– surface tailings retreatment; and
· East Rand Proprietary Mines Limited (ERPM) – ERPM Extension 1 and 2 exploration tenements. ERPM’s underground mining operation has been discontinued and is included under ‘Corporate office and other reconciling items’ in our financial statements’ operating segments. On July 25, 2014, DRDGOLD announced that its subsidiaries Ergo Mining
   Operations Proprietary Limited (EMO) and ERPM collectively had entered into an agreement to dispose of certain underground mining and prospecting rights held by ERPM, and certain other assets on the related mining areas, for an agreed consideration of R220 million. This agreement is subject to a number of suspensive conditions including regulatory consent and permission which had not been fulfilled at the date of this report.
Blyvoor (discontinued operation):
· Blyvooruitzicht Gold Mining Company Limited (Blyvoor) – underground mining and surface tailings retreatment disposed on June 1, 2012.
In fiscal 2014, the loss from continuing operations was R54.7 million (2013: profit of R97.7 million and 2012: profit of
R250.8 million) and profit from discontinued operations was Rnil (2013: Rnil, 2012: R124.0 million).
As at June 30, 2014, we had attributable Ore Reserves of approximately 1.5 million ounces, compared to 1.7 million ounces as at June 30, 2013 and 1.8 million at June 30, 2012.

Key drivers of our operating results and principal factors affecting our operating results
The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:
· The price of gold, which fluctuates both in terms of dollars and rands;
· The production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
· The cost of producing gold, including the effects of mining efficiencies; and
· General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations in
   South Africa.
Gold price
Our revenues are derived primarily from the sale of gold produced at our surface tailings retreatment operations. As a result, our operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold is often subject to rapid short-
term changes because of speculative activities. The demand for and supply of gold may affect gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices and we do not hedge against changes in gold prices.
The following table indicates data relating to the dollar gold spot price for the 2014, 2013 and 2012 fiscal years:
2014 fiscal year
2013 fiscal year
% change
Opening gold spot price on July 1, $1,192 per ounce $1,599 per ounce (25%)
Closing gold spot price on June 30, $1,315 per ounce $1,192 per ounce 10%
Lowest gold spot price during the fiscal year $1,192 per ounce $1,192 per ounce -
Highest gold spot price during the fiscal year $1,426 per ounce $1,792 per ounce (20%)
Average gold spot price for the fiscal year $1,296 per ounce $1,606 per ounce (19%)
2013 fiscal year
2012 fiscal year
% change
Opening gold spot price on July 1, .................................... $1,599 per ounce $1,506 per ounce 6%
Closing gold spot price on June 30, .................................. $1,192 per ounce $1,599 per ounce (25%)
Lowest gold spot price during the fiscal year ................... $1,192 per ounce $1,483 per ounce (20%)
Highest gold spot price during the fiscal year ................... $1,792 per ounce $1,895 per ounce (5%)
Average gold spot price for the fiscal year ....................... $1,606 per ounce $1,673 per ounce (4%)
2012 fiscal year
2011 fiscal year
% change
Opening gold spot price on July 1, .................................... $1,506 per ounce $1,244 per ounce 21%
Closing gold spot price on June 30, .................................. $1,599 per ounce $1,506 per ounce 6%
Lowest gold spot price during the fiscal year ................... $1,483 per ounce $1,157 per ounce 28%
Highest gold spot price during the fiscal year ................... $1,895 per ounce $1,553 per ounce 22%
Average gold spot price for the fiscal year ....................... $1,673 per ounce $1,369 per ounce 22%
Our production has been sourced from South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in rand (based on average spot prices for the year) increased from
R12,970 per ounce in 2012 (a 36% increase from fiscal 2011) to R14,185 per ounce in 2013 (a 9% increase from fiscal 2012) with a decrease to R13,614 per ounce in 2014, a 4% decrease from fiscal 2013.
Based on our forecast gold price of R453,121 per kilogram for fiscal 2015, a 10% increase in the rand gold price received will increase our forecast profit for the year by R188.5 million and a 10% decrease in the rand gold price received will decrease our profit for the year by R188.1 million.

Gold production and operating costs
In fiscal 2014, total production from all operations decreased to 132,909 ounces (produced from 23.9 million tonnes milled at an average yield of 0.173g/t) from 146,381 ounces in fiscal 2013 (produced from 23.3 million tonnes milled at an average yield of 0.20g/t) and 232,353 ounces in fiscal 2012 (produced from 24.9 million tonnes milled at an average yield of
0.29g/t).
In fiscal 2014, production from our continuing operations decreased to 132,909 ounces (produced from 23.9 million tonnes milled at an average yield of 0.173g/t) from 146,381 ounces in fiscal 2013 (produced from 23.3 million tonnes milled at an average yield of 0.20g/t). In fiscal 2013 the production increased from 135,708 ounces (from 21.6 million tonnes milled at an average yield of 0.20g/t) in fiscal 2012.
The decrease in total production as well as production from our continuing operations during fiscal 2014 was due to lower than expected recoveries in the FFG circuit as well as production in the FFG being temporarily suspended to introduce a number of engineering upgrades and to revisit the plant's carbon management regime.
The increase in production from our continuing operations during fiscal 2013 was due to a rise in throughput, resulting from the Crown/Ergo pipeline being fully operational during fiscal 2013 while the decrease in total production was due to the
Blyvoor being sold in late fiscal 2012. Our discontinued operation, Blyvoor produced 96,645 ounces (from 3.3 million tonnes milled at an average yield of 0.91g/t) during fiscal 2012 before its disposal on June 1, 2012.
Our costs and expenses consist primarily of operating costs and depreciation. Operating costs include labor, specialized service providers, stores, electricity and other related costs, incurred in the production of gold. ‘Consumables and other’ and
'specialized services' are the largest components of operating costs, constituting respectively, 52% and 15% of the operating cost for fiscal 2014, compared to 46% and 19% of operating costs for fiscal 2013. "Consumables and other" and 'labor' constituted
48% and 18%, respectively, of our operating costs from continuing operations for fiscal 2012.
During fiscal 2014 the cash operating costs per kilogram increased by 20% for continuing and discontinued operations
(2013: 2%, 2012: 21%) mainly due to lower gold production as well as above inflation increases in prices of key consumables, labor and electricity.
General economic factors
All our operations are located in South Africa. We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.
Effect of exchange rate fluctuations
For the years ended June 30, 2014 and June 30, 2013 all of our revenues were generated from South Africa, all of our operating costs were denominated in rand and we derived all of our revenues in dollars. As the price of gold is denominated in dollars and we realize our revenues in dollars, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability.
Based upon average exchange rates during the respective years, the rand weakened by 17% against the dollar in fiscal
2014, compared to a weakening of 14% against the dollar in fiscal 2013 and a weakening of 11% against the dollar in fiscal 2012.
In both fiscal 2014 and 2013 the weakening of the rand against the dollar was outweighed by a weakening in the Dollar gold price. This resulted in a decrease in the Rand gold price received of 6% in fiscal 2014 and a 9% increase in fiscal 2013. The weakening of the rand against the dollar in fiscal 2012 was accompanied by a strengthening of the gold price and resulted in an increase in the Rand gold price received of 36%.
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

Our cash operating costs per kilogram for our operations was R372,671 per kilogram of gold produced in fiscal 2014,
R310,763, per kilogram of gold produced in fiscal 2013 and R304,912 per kilogram of gold produced in fiscal 2012. Our cash operating costs per kilogram for our continuing operation was R372,671 per kilogram of gold produced in fiscal 2014, R310,763 per kilogram of gold produced in fiscal 2013 and R272,778 per kilogram of gold produced in fiscal 2012. For fiscal 2012, our cash operating costs per kilogram for our discontinued operation was R350,032 per kilogram of gold produced.
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
Fiscal year ended
Year ended June 30,
2014
(%)
2013
(%)
2012
(%)
The average rand/dollar exchange rate weakened by ..................................................................... 17 14 11
CPI (inflation rate) ........................................................................................................................... 6.6 5.5 5.5
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
· Crown Gold Recoveries Proprietary Limited, or Crown sold its mining assets (excluding its 50% interest in Ergo
   Mining), mining and prospecting rights and certain liabilities to Ergo Mining for shares in Ergo Mining;
· ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo Mining) and its 65% interest in
   ErgoGold to Ergo Mining in exchange for shares in Ergo Mining; and
· Crown and ERPM will distribute their entire holdings in Ergo Mining to sole shareholder EMO.
In terms of the restructuring of the group’s surface operations into one business segment, ERGO Mining, the requisite applications in terms of section 11 of the MPRD Act to obtain Ministerial consent were lodged by ERPM and Crown in March
2013. We are still awaiting the procurement of the approval of the Minister.
Blyvoor
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
If Conversion does not occur in accordance with the terms of the Agreement, or Conversion occurs but Section 11
Approval is not obtained, and unless it did not occur as a consequence of a Prejudicial Act on the part of either of the Parties, any one, or more, of the following may occur:
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
A dispute is currently pending between DRDGOLD and Village insofar as the completion of this, the Blyvoor sale is concerned, after Village failed to attend to certain administrative steps associated with the registration of Blyvoor’s New Order
Mining Rights. DRDGOLD is alleging that this constituted a breach of contract and a Prejudicial Act on the part of Village, which brings about a deemed compliance and entitles DRDGOLD to relief.

Blyvoor was also placed under provisional liquidation by the Village controlled Blyvoor board in August 2013 and has since been under the control of the provisional liquidators that were appointed by the High Court of South Africa.
Key financial and operating indicators
The table below presents the key performance measurement data for the past three fiscal years: The financial results for the years ended June 30, 2014, 2013 and 2012 below are stated in accordance with IFRS as issued by the IASB. The table also includes the key performance measures for the growth of our business and its profitability, which are gold revenue, production, operating costs, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram, capital expenditure and Ore Reserves.
Operating data
Year ended June 30,
2014
2013
2012
Total operations
Revenue (R'000) ........................................................................................................... 1,809,434 2,076,496 3,004,264
Gold production (ounces) ............................................................................................. 132,909 146,381 232,353
Gold production (kilograms) ........................................................................................ 4,134 4,553 7,227
Revenue (R/kilogram) .................................................................................................. 437,696 456,072 415,700
Average gold price received (R/kilogram) ................................................................... 432 775 458,084 418,538
Net operating costs (R'000) .......................................................................................... 1,549,400 1,397,177 2,188,887
Cash operating costs (R'000) ........................................................................................ 1,540,622 1,414,904 2,203,597
Cash operating costs (R/kilogram)
1
.............................................................................. 372,671 310,763 304,912
All-in sustaining costs (R/kilogram)¹ ........................................................................... 401,691 362,599 355,571
All-in costs (R/kilogram)¹ ............................................................................................. 436,503 433,669 391,732
Additions to property, plant and equipment - cash (R'000)......................................... 158,593 368,478 319,097
Ore Reserves (ounces) .................................................................................................. 1,524,000 1,676,000 1,825,000
Continuing operations
Revenue (R'000) ...........................................................................................................
1,809,434 2,076,496 1,764,191
Gold production (ounces) ............................................................................................. 132,909 146,381 135,708
Gold production (kilograms) ........................................................................................ 4,134 4,553 4,221
Revenue (R/kilogram) .................................................................................................. 437,696 456,072 417,956
Average gold price received (R/kilogram) ................................................................... 432 775 458,084 418,849
Net operating costs (R'000) .......................................................................................... 1,549,400 1,397,177 1,141,973
Cash operating costs (R'000) ........................................................................................ 1,540,622 1,414,904 1,151,400
Cash operating costs (R/kilogram)¹ .............................................................................. 372,671 310,763 272,779
All-in sustaining costs (R/kilogram)¹ ........................................................................... 401,691 362,599 334,834
All-in costs (R/kilogram)¹ ............................................................................................. 436,503 433,669 386,149
Additions to property, plant and equipment - cash (R'000) ......................................... 158,593 368,478 236,410
Ore Reserves (ounces) .................................................................................................. 1,524,000 1,676,000 1,825,000
Discontinued operation
Revenue (R'000) ...........................................................................................................
n/a n/a 1,240,073
Gold production (ounces) ............................................................................................. n/a n/a 96,645
Gold production (kilograms) ........................................................................................ n/a n/a 3,006
Revenue (R/kilogram) .................................................................................................. n/a n/a 412,533
Average gold price received (R/kilogram) ................................................................... n/a n/a 418,096
Net operating costs (R'000) .......................................................................................... n/a n/a 1,046,914
Cash operating costs (R'000) ........................................................................................ n/a n/a 1,052,197
Cash operating costs (R/kilogram)¹ .............................................................................. n/a n/a 350,032
All-in sustaining costs (R/kilogram)¹ ........................................................................... n/a n/a 384,689
All-in costs (R/kilogram)¹ ............................................................................................. n/a n/a 399,572
Additions to property, plant and equipment - cash (R'000) ......................................... n/a n/a 82,938
Ore Reserves (ounces) .................................................................................................. n/a n/a n/a
¹
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
Year ended June 30,
2014
R'000
2013
R'000
2012
R'000
Continuing operations
Ergo..................................................................................................................................... 1,809,434 2,076,496 1,764,191
Discontinued operation
Blyvoor ............................................................................................................................... n/a n/a 1,240,073
Total ....................................................................................................................................... 1,809,434
2,076,496
3,004,264
Revenue dropped from R2,076 million in fiscal 2013 to R1,809 million in fiscal 2014 mainly due to a 9% drop in gold production and a 6% drop in the average gold price received. The increase in revenue from continuing operations in fiscal 2013 was due to an 8% increase in throughput from the Crown/Ergo pipeline which was operational for the whole of fiscal 2013 and a
9% increase in the rand dollar gold price.
Gold production
The following table analyzes the production for the periods under review for continuing and discontinued operations:
Year ended June 30
2014
2013
2012
Ounces
Kilograms
Ounces
Kilograms
Ounces
Kilograms
Continuing operations
Ergo.............................................................. 132,909 4,134 146,381 4,553 135,708 4,221
Discontinued operation
Blyvoor ........................................................ - - - - 96,645 3,006
Surface operations ..................................... - - - - 23,597 734
Underground operations ............................ - - - - 73,048 2,272
Total production ...........................................
132,909
4,134
146,381
4,553
232,353
7,227
Our total gold production as well as production from our continuing operations during fiscal 2014 decreased by 13,472 ounces, or 9%, to 132,909 ounces from 146,381 ounces produced in fiscal 2013 due to lower than expected recoveries in the FFG circuit as well as production in the FFG being temporarily suspended to introduce a number of engineering upgrades and to revisit its carbon management regime.
For fiscal 2013, our total gold production decreased by 85,972 ounces, or 37%, to 146,381 ounces from 232,353 ounces produced in fiscal 2012 due to the Blyvoor being sold in late fiscal 2012. At Ergo, total gold production was 10,673 ounces or 8%
higher at 146,381 ounces (fiscal 2012: 135,708 ounces). This reflected a 8% rise in throughput to 23,254,000 tonnes (fiscal 2012:
21,603,000 tonnes) resulting from the completion of the Crown/Ergo pipeline and transport of increased volumes of ore to the plant.

Cash operating costs
1
, all-in sustaining costs and all-in costs per kilogram¹
For fiscal 2014, cash operating costs from continuing and discontinued operations increased to R372,671 per kilogram of gold from R310,763 per kilogram of gold in fiscal 2013. All-in sustaining costs per kilogram increased to R401,691 per kilogram of gold in fiscal 2014 from R362,599 per kilogram of gold in fiscal 2013. All-in costs per kilogram increased to R436,503 per kilogram of gold in fiscal 2014 from R433,669 per kilogram of gold in fiscal 2013. The increase in cash operating costs and all-in sustaining costs per kilogram were due to lower gold production and above inflation increases in prices of key consumables, labor and electricity. The increase in the all-in sustaining costs was lower than the increase in cash operating costs reflecting the decrease in corporate costs. The total all-in costs per kilogram increased despite the decrease in non-sustaining capital relating to the completion of the flotation and fine-grind project primarily due to the foregoing as well as the R26.5 million capital recoupment that was in recognised by the head office fiscal 2013 that did not recur in fiscal 2014.
For fiscal 2013, cash operating costs from continuing and discontinued operations increased to R310,763 per kilogram of gold from R304,912 per kilogram of gold in fiscal 2012. All-in sustaining costs per kilogram increased to R362,599 per kilogram of gold in fiscal 2013 from R355,571 per kilogram of gold in fiscal 2012. All-in costs per kilogram increased to R433,669 per kilogram of gold in fiscal 2013 from R391,732 per kilogram of gold in fiscal 2012. The increase in cash operating costs and all-in sustaining costs per kilogram of gold produced in fiscal 2013 was due to above inflation increases in prices of key consumables, labor and electricity and, for all-in sustaining costs, the increase in corporate costs relating to a new business unit aimed specifically at researching new business opportunities.. The increase in all-in costs per kilogram was primarily due to the foregoing and the non-recurring increase in non-sustaining capital relating to the flotation and fine-grind project, offset by a
R26.5 million capital recoupment.
Ergo's cash operating costs for fiscal 2014 increased to R372,671 per kilogram of gold from R310,763 per kilogram of gold in fiscal 2013. All-in sustaining costs per kilogram increased to R395,278 per kilogram of gold in fiscal 2014 from R359,166 per kilogram of gold in fiscal 2013. All-in costs per kilogram decreased to R425,001 per kilogram of gold in fiscal 2014 from R426,546 per kilogram of gold in fiscal 2013. The increase in cash operating costs and all-in sustaining costs per kilogram were due to lower gold production and above inflation increases in prices of key consumables, labor and electricity. The increase in the all-in sustaining costs was lower than the increase in cash operating costs reflecting the decrease in corporate costs. The all-in costs per kilogram decreased despite the increased outlined above due to the significant decrease in non-sustaining capital relating to the completion of the flotation and fine-grind project.
Ergo's cash operating costs for fiscal 2013 increased to R310,763 per kilogram of gold from R272,779 per kilogram of gold in fiscal 2012. All-in sustaining costs per kilogram increased to R359,166 per kilogram of gold in fiscal 2013 from R317,884 per kilogram of gold in fiscal 2012. All-in costs per kilogram increased to R426,546 per kilogram of gold in fiscal 2013 from R360,466 per kilogram of gold in fiscal 2012. The increase in cash operating costs and all-in sustaining costs per kilogram were due to above inflation increases in prices of key consumables, labor and electricity and, for all-in sustaining costs, the increase in corporate costs relating to a new business unit aimed specifically at researching new business opportunities. The increase in all-in costs per kilogram was primarily due to the foregoing and to the non-recurring increase in non-sustaining capital expenditure relating to the flotation and fine-grind project.
Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram and capital expenditure (cash)
Cash operating costs include costs for all mining, processing, administration, royalties and production taxes, but exclude depreciation, depletion and amortization, rehabilitation, retrenchment costs and corporate administration costs. Cash operating costs per kilogram are calculated by dividing cash operating costs by kilograms of gold produced. Cash operating costs per kilogram have been calculated on a consistent basis for all periods presented.
All-in sustaining costs per kilogram is a measure on which guidance was provided by the World Gold Council and include cash operating costs of production plus, on-site general and administrative costs, royalties and production taxes, sustaining capital, sustaining exploration, the accretion of rehabilitation costs, but excludes depreciation, retrenchment costs, finance costs, depletion and amortization, reclamation and closure costs. All-in sustaining costs per kilogram are calculated by dividing all-in sustaining costs by kilograms of gold produced. All-in sustaining costs per kilogram have been calculated on a consistent basis for all periods presented.
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
· trends in costs;
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
A reconciliation of cash operating costs to operating costs as per our operating segment, all-in sustaining costs and all-in costs for each of the years ended June 30, 2014, 2013 and 2012 is presented below. We have also provided below details of the amount of gold produced by each mine for each of those periods.

For the year ended June 30, 2014
(in R'000, except as otherwise noted)
Continuing Operations
Discontinued
operation
1
Ergo
ERPM
2
Other
2
Total
Total
Operating costs .......................................................................... 1,582,936 15,364 -
1,598,300
-
1,598,300
Ongoing rehabilitation expenditure ........................................... (29,973) - -
(29,973)
-
(29,973)
Care and maintenance costs ....................................................... - (15,364) -
(15,364)
-
(15,364)
Other operating expenses ........................................................... (12,341) - -
(12,341)
-
(12,341)
Cash operating costs
3
............................................................... 1,540,622 - -
1,540,622
-
1,540,622
Movement in gold in process .................................................... 8,828 - -
8,828
-
8,828
Net operating costs
1,549,450 - -
1,549,450
-
1,549,450
Plus:
Administration expenses, general costs and other .................. 62,330 1,567 27,549
91,446
-
91,446
Movement in provision for environmental
rehabilitation ............................................................................
(82,281) (4,324) -
(86,605)
-
(86,605)
Unwinding of rehabilitation provision .................................... 36,300 1,719 -
38,019
-
38,019
Sustaining capital ..................................................................... 68,279 - -
68,279
-
68,279
All-in sustaining costs ..............................................................
1,634,078 (1,038) 27,549
1,660,589
-
1,660,589
Plus:
Retrenchment costs .................................................................. 1,074 1,086 4,588
6,748
-
6,748
Care and maintenance costs .................................................... - 15,364 -
15,364
-
15,364
Ongoing rehabilitation expenditure ........................................ 29,973 - -
29,973
-
29,973
Capital recoupment .................................................................. (1,276) - -
(1,276)
-
(1,276)
Non-sustaining capital ............................................................. 93,106 - -
93,106
-
93,106
All-in costs .................................................................................
1,756,955 15,412 32,137
1,804,504
-
1,804,504
Gold produced (ounces) ............................................................. 132,909 - -
132,909
-
132,909
Gold produced (kilograms) ........................................................ 4,134 - -
4,134
-
4,134
Cash operating costs per kilogram (R per kilogram) ................ 372,671 - -
372,671
-
372,671
All-in sustaining costs per kilogram (R per kilogram) ............. 395,278 - -
401,691
-
401,691
All-in costs per kilogram (R per kilogram) ............................... 425,001 - -
436,503
-
436,503
1
In fiscal 2014 we had no discontinued operations.
2
Relates to other non-core operating entities within the Group and is included under ‘Corporate office and other reconciling items’ in our segmental reporting.
3
Cash operating costs equate to cash operating costs of production.

For the year ended June 30, 2013
(in R'000, except as otherwise noted)
Continuing Operations
Discontinued
operation
1
Ergo
ERPM
2
Other
2
Total
Total
Operating costs .......................................................................... 1,477,188 20,251 -
1,497,439
-
1,497,439
Ongoing rehabilitation expenditure ........................................... (45,444) - -
(45,444)
-
(45,444)
Care and maintenance costs ....................................................... - (20,251) -
(20,251)
-
(20,251)
Other operating expenses ........................................................... (16,480) - -
(16,480)
-
(16,480)
Cash operating costs
3
............................................................... 1,414,904 - -
1,414,904
-
1,414,904
Movement in gold in process .................................................... (17,727) - -
(17,727)
-
(17,727)
Net operating costs
1,397,177 - -
1,397,177
-
1,397,177
Plus:
Administration expenses, general costs and other .................. 75,358 8,382 16,917
100,657
-
100,657
Movement in provision for environmental
rehabilitation ............................................................................
35,694 22 (20,382)
15,334
-
15,334
Unwinding of rehabilitation provision .................................... 31,982 1,555 -
33,537
-
33,537
Sustaining capital ..................................................................... 95,071 9,052 86
104,209
-
104,209
All-in sustaining costs ..............................................................
1,635,282 19,011 (3,379)
1,650,914
-
1,650,914
Plus:
Retrenchment costs .................................................................. - - 565
565
-
565
Care and maintenance costs .................................................... - 20,251 -
20,251
-
20,251
Ongoing rehabilitation expenditure ........................................ 45,444 - -
45,444
-
45,444
Capital recoupment .................................................................. (131) (11,356) (15,000)
(26,487)
-
(26,487)
Non-sustaining capital ............................................................. 260,903 - 22,904
283,807
-
283,807
All-in costs .................................................................................
1,941,498 27,906 5,090
1,974,494
-
1,974,494
Gold produced (ounces) ............................................................. 146,381 - -
146,381
-
146,381
Gold produced (kilograms) ........................................................ 4,553 - -
4,553
-
4,553
Cash operating costs per kilogram (R per kilogram) ................ 310,763 - -
310,763
-
310,763
All-in sustaining costs per kilogram (R per kilogram) ............. 359,166 - -
362,599
-
362,599
All-in costs per kilogram (R per kilogram) ............................... 426,422 - -
433,669
-
433,669
1
In fiscal 2013 we had no discontinued operations.
2
Relates to other non-core operating entities within the Group and is included under ‘Corporate office and other reconciling items’ in our segmental reporting.
3
Cash operating costs equate to cash operating costs of production.

For the year ended June 30, 2012
(in R'000, except as otherwise noted)
Continuing Operations
Discontinued
operation
Ergo
1
ERPM
2
Other
2
Total
Blyvoor
3
Total
Operating costs .......................................................................... 1,193,871 37,001 148
1,231,020
1,061,770
2,292,790
Ongoing rehabilitation expenditure ........................................... (39,445) (7,702) (148)
(47,295)
(990)
(48,285)
Care and maintenance costs ....................................................... - (29,299) -
(29,299)
-
(29,299)
Other operating expenses ........................................................... (3,026) - -
(3,026)
(8,583)
(11,609)
Cash operating costs
4
............................................................... 1,151,400 - -
1,151,400
1,052,197
2,203,597
Movement in gold in process .................................................... (9,427) - -
(9,427)
(5,283)
(14,710)
Net operating costs
1,141,973 - -
1,141,973
1,046,914
2,188,887
Plus:
Administration expenses, general costs/(income) and other .. 68,792 10,636 30,252
109,680
25,613
135,293
Movement in provision for environmental
rehabilitation ............................................................................
48,292 9,861 1,333
59,486
(301)
59,185
Unwinding of rehabilitation provision .................................... 5,153 928 -
6,081
1,211
7,292
Sustaining capital ..................................................................... 77,578 25 18,513
96,116
82,939
179,055
All-in sustaining costs ..............................................................
1,341,788 21,450 50,098
1,413,336
1,156,376
2,569,712
Plus:
Retrenchment costs .................................................................. - - -
-
43,747
43,747
Care and maintenance costs .................................................... - 29,299 -
29,299
-
29,299
Ongoing rehabilitation expenditure ........................................ 39,445 7,702 148
47,295
990
48,285
Capital recoupment .................................................................. - (287) -
(287)
-
(287)
Non-sustaining capital ............................................................ . 140,294 - -
140,294
-
140,294
All-in costs .................................................................................
1,521,527 58,164 50,246
1,629,937
1,201,113
2,831,050
Gold produced (ounces) ............................................................. 135,708 - -
135,708
96,645
232,353
Gold produced (kilograms) ........................................................ 4,221 - -
4,221
3,006
7,227
Cash operating costs per kilogram (R per kilogram) ................ 272,779 - -
272,779
350,032
304,912
All-in sustaining costs per kilogram (R per kilogram) ............. 317,884 - -
334,834
384,689
355,571
All-in costs per kilogram (R per kilogram) ............................... 360,466 - -
386,149
399,572
391,732
1
Ergo include Ergo, ErgoGold, Crown and ERPM’s surface Cason operation.
2
Relates to other non-core operating entities within the Group and is included under ‘Corporate office and other reconciling items’ in our segmental reporting.
3
Blyvoor was sold on June 1, 2012, and has been classified as a discontinued operation. Comparable prior year numbers have been adjusted to distinguish between continuing- and discontinued operations where relevant.
4
Cash operating costs equate to cash operating costs of production.

Capital expenditure (cash)
During fiscal 2014, total additions to property, plant and equipment (cash) was R158.6 million, compared to
R368.5 million in fiscal 2013, a decrease of 57%. Additions to property, plant and equipment decreased primarily as a result of the construction of the new flotation and fine-grind project being completed. In fiscal 2014, Ergo spent R89.5 million on the flotation and fine-grind project, R32.4 million on Reclamation site 4A6, R6.2 million on rehabilitation of the Brakpan Tailings Dam and R
26.7 million on other capital items.
During fiscal 2013, total additions to property, plant and equipment (cash) was R368.5 million, compared to
R319.1 million in fiscal 2012, an increase of 15%. Additions to property, plant and equipment increased primarily as a result of the new flotation and fine-grind project. In fiscal 2013, Ergo spent R261.5 million on the flotation and fine-grind project,
R11.7 million on the Brakpan TSF, R20.5 million on the Cason high grade plant, R30.4 million on the Angelo Pan reclamation and pipeline, R26.3 million on infrastructure upgrades and R5.5 million on other equipment. For a detailed summary of capital expenditure, see Item 4D.: “ Property, Plant and Equipment”.
Subsequent to June 30, 2014 and up to September 30, 2014 we spent R16.1 million on additions to property, plant and equipment relating mainly to:
· The Rondebult sewerage water project amounting to R4.4 million, the Knights residue line amounting to R2.2 million, the refurbishment of the No. 3 tailings thickener amounting to R3.6 million, residue linear screens amounting to R1.7 million and various other capital items amounting to R4.2 million.
Ore Reserves
As at June 30, 2014, our Ore Reserves were estimated at 1.5 million ounces, as compared to 1.7 million ounces at
June 30, 2013, representing a 9% decrease. The decrease was mainly due to depletion. As at June 30, 2012, our Ore Reserves were estimated at 1.8 million ounces resulting in a 6% decrease during fiscal 2013 due to depletion.
We seek to increase our attributable Ore Reserves through exploration and to acquire additional new Ore Reserves.
Year ended June 30,
2014
2013
2012
Ounces
Kilograms
Ounces
Kilograms
Ounces
Kilograms
‘000
‘000
‘000
Continuing operations
Ergo............................................................. 1,524 47,389 1,676 52,127 1,825 56,961
Discontinued operation
Blyvoor ....................................................... - - - - - -
Total Ore Reserves ......................................
1,524
47,389
1,676
52,127
1,825
56,961
After the restructuring, Ergo's Reserves include the Elsburg and Benoni tailings complexes which are being processed by
Ergo, however the mining rights for these tailings are owned by ERPM. Crown's Ore reserves have also been included under Ergo.
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
· Future environmental rehabilitation costs
· Financial instruments
Management has discussed the development and selection of each of these critical accounting policies with the Board of
Directors and the Audit Committee, both of which have approved and reviewed the disclosure of these policies. Our significant accounting policies relating to our accounting estimates and judgments are described in more detail in note 1 to the consolidated financial statements. Refer to Item 18 “Financial statements’’. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18 “Financial statements’’.
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
This rate is then applied to actual costs capitalized to date to arrive at the depreciation expense for the period. Proven and Probable
Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves. Changes in management’s estimates of the quantities of economically recoverable reserves impact depreciation on a prospective basis. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management’s estimate of the total Proven and
Probable Ore Reserves would impact the depreciation charges recorded in our consolidated financial statements. The prevailing market price of gold at the end of the financial year was R408,381, R378,158 and R447,235 per kilogram for the fiscal years ended June 30, 2012, 2013 and 2014, respectively.
Impairment of property, plant and equipment
The carrying amounts of assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash operating costs of production, all based on life of mine business plans. Refer to Item 4B Business Overview “Ore Reserves’’. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount.
Impairment losses are recognized in profit or loss.
The recoverable amount of property, plant and equipment is generally determined utilizing discounted future cash flows. We also consider such factors as our market capitalization, the quality of the individual ore body and country risk in determining the recoverable amount. During fiscal 2014, R12.4 million (fiscal 2013: R61.0 million and fiscal 2012: Rnil) was recorded as an impairment at a specific asset level.

In fiscal 2014, we calculated the recoverable amount based on updated life-of-mine business plans, an estimated gold price of R453,121 per kilogram in year one escalating at 7.2% per annum, and a discount rate of 26.3%. With a 10% reduction in the gold price an impairment of R894.2 million would be raised, or at an increase in the discount rate of 4.7 percentage points (18%) to 31.0%, the group would begin impairment of the mining assets.
The R12.4 million impairment in fiscal 2014 was against Ergo's property, plant and equipment (exploration assets). The
R61.0 million impairment in fiscal 2013, consisted of R52.4 million against Ergo's property, plant and equipment (R40.0 million for surface dumps and R12.4 million for plant equipment) and R8.6 million against ERPM’s plant equipment.
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
The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows. We consider all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors included profitability of the operations and an estimate of the gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. As at June 30, 2014 we recognized a deferred tax asset of R1.4 million (June 30,
2013: R2.9 million and 2012: R38.3 million).
Future environmental rehabilitation costs
The decommissioning provision for environmental rehabilitation represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognized and included within mining properties. Provisions for environmental rehabilitation are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the obligation is included in profit or loss. Estimated future costs of environmental rehabilitation are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the related asset but taken to profit or loss if there is no related asset left. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on our environmental management plans in compliance with current technological, environmental and regulatory requirements.
An average discount rate of 8.3%, average inflation rate of 6.0% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (fiscal 2013: average discount rate of 7.6%, average inflation rate of 5.4% and fiscal 2012: average discount rate of 7.3%, average inflation rate of 5.4%). During fiscal 2014 there was a net increase in the provision of R10.2 million which was capitalized to property, plant and equipment for Ergo, and a reduction amounting to R14.2 million for rehabilitation costs incurred. During fiscal 2013 there was a net decrease in the provision of
R6.4 million which was credited to property, plant and equipment for Ergo, and a reduction amounting to R22.5 million for rehabilitation costs incurred. During fiscal 2012 there was a net increase in the provision of R13.4 million which was capitalized to property, plant and equipment for Ergo, representing an increase in its respective footprints and a reduction amounting to R19.8 million for rehabilitation costs incurred). As a result of the disposal of Blyvoor the provision for environmental rehabilitation decreased by R46.0 million in fiscal 2012.
The restoration provision for environmental rehabilitation represents the costs of restoring site damage after the start of production. Increases in the provision are recognized in profit or loss as a cost of production. Gross restoration liabilities are estimated at the present value of the expenditures expected to settle the obligation.
A benefit to profit or loss amounting to R86.6 million was recognised resulting from a decrease in the estimated cost to rehabilitate. This is based on the implementation of a different technique to vegetate the Crown complex as well as the increased use of “grey water” in rehabilitation. An updated survey and work performed during the year resulted in a decrease of the area to be vegetated. Charges to profit or loss for the environmental rehabilitation of R15.3 million and R59.2 million were raised in fiscal 2013 and 2012 respectively. Unwinding of the provisions amounting to R38.0 million, R33.5 million and R7.3 million were recorded in fiscal 2014, 2013 and 2012, respectively.
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
Following the adoption of a new Enterprise Resource Planning (ERP) system in 2013, Rand Refinery experienced implementation difficulties which led to a difference between the actual inventory and the accounting records of approximately 87
000oz of gold. Due to the uncertainty around Rand Refinery’s inventory and the time it is taking to resolve this matter, the group has assumed that the 87 000oz gold shortfall will not be recovered. The shareholders of Rand Refinery have offered financial support in the form of an irrevocable subordinated loan of up to R1.2 billion (the “facility”). Rand Refinery can only draw on the
Facility when there is confirmation that an actual gold shortfall exists. For the time being, DRDGOLD declined the option to provide funding on a pro-rate basis with other shareholders. Should it elect not provide such funding, its shareholding will be diluted, if other shareholders provide funding. Management therefore estimated the fair value of the investment in Rand Refinery shares as zero. The accumulated revaluations recognised in Other Comprehensive Income (R53.2 million) has been derecognised and the initial cost of the investment (R40.2 million) has been recognised as an impairment in profit or loss for the year.
Operating results
Comparison of financial performance for the fiscal year ended June 30, 2014 with fiscal year ended June 30, 2013
Revenue
The following table illustrates the year-on-year change in revenue by evaluating the contribution of continuing and discontinued operations to the total change on a group basis for fiscal 2014 in comparison to fiscal 2013:
Impact of change in volume
R’000
Total
revenue
2013
Disposals
Internal
growth/
(decline)
Impact of
change in
price
Net change
Total
revenue
2014
Ergo
1
............................................ 2,076,496 - (161,244) (105,817) (267,062) 1,809,434
Total Operations .......................
2,076,496
-
(161,244)
(105,817)
(267,062)
1,809,434
Revenue for fiscal 2014 decreased by R267.1 million, or 12.8%, to R1,809.4 million. The decrease in revenue is mainly due to a 6% decrease in the average rand gold price received amounting to R432,775 per kilogram and a 9% decrease in gold produced from continuing operations.
Net operating costs
The following table illustrates the year-on-year change in net operating costs by evaluating the contribution of continuing and discontinued operations to the total change on a group basis for fiscal 2014 in comparison to fiscal 2013:
Impact of change in volume
R’000
Net
operating
costs
2013
Disposals
Internal
growth/
(decline)
Impact of
change in
costs
Net change
Net
operating
costs
2014
Ergo
1
............................................ 1,397,177 - (128,578) 280,851 152,273 1,549,400
Total ............................................
1,397,177
-
(128,578)
280,851
152,273
1,549,400
Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2014 increased by 11% to R1,549.4 million compared to operating costs of R1,397.2 million in fiscal 2013 due to lower gold production and above inflation increases in prices of key consumables, labor and electricity.
1
Due to the restructuring on July 1, 2012 ErgoGold, Ergo Mining, Crown and the surface retreatment operation of ERPM have all been transferred into Ergo Mining. However, this did not result in a change in the Ergo operating segment.

The following table lists the major components of operating costs for each of the fiscal years set forth below:
Years ended June 30,
Costs
2014
2013
Labor ................................................................................................................................................. 17% 17%
Specialized service providers .......................................................................................................... 15% 19%
Consumables and other ................................................................................................................... 50% 46%
Electricity and water ........................................................................................................................ 18% 18%
Rehabilitation provision and amounts contributed to environmental trust funds
As of June 30, 2014, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
R471.7 million as compared to R524.3 million at June 30, 2013. The decrease in the provision for environmental rehabilitation in fiscal 2014 was due a R14.2 million reduction in the provision resulting from rehabilitation work conducted during fiscal 2014, changes in discount and inflation rate assumptions as well as changes in the planned rehabilitation techniques to be applied supplemented by the increased use of "grey water" in rehabilitation. These decreases were offset by additional environmental damage incurred due to continuing operations. In fiscal 2014, a benefit of R86.6 million (fiscal 2013: expense of R15.3 million) and the unwinding of the provision of R38.0 million (fiscal 2013: R33.5 million) was recorded in profit / loss.
A total of R90.9 million was invested in our various environmental trust funds as at the end of fiscal 2014, as compared to R86.4 million for fiscal 2013. The increase is attributable to R4.6 million interest received on these funds during fiscal 2014. A total of R93.7 million are invested in funds held in insurance instruments to provide financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. As at June 30, 2014 guarantees amounting to R305.7 million were issued to the DMR. Subsequent to June 30, 2014 an additional guarantee amounting to R98.2 million was issued to the
DMR. The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the respective mining operations, the proceeds on the disposal of remaining assets and gold from plant clean-up.
Depreciation
Depreciation charges were R160.0 million for fiscal 2014 compared to R143.8 million for fiscal 2013. The increase was mainly attributable to the completion of the FFG project during December 2013 after which date depreciation commenced.
Retrenchment costs
Retrenchment costs increased to R6.8 million in fiscal 2014 from R0.6 million in fiscal 2013. These costs were incurred due to the restructure of the executive and senior management with a view to right-sizing the corporate footprint and reducing costs.
Impairments
In fiscal 2014, an impairment amounting to R56.6 million was recognized. The impairment consisted of R12.4 million against property, plant and equipment at a specific asset level, R46.9 million against our investment in Rand Refinery and Village
Main Reef. These were offset by a reversal of impairment of R2.7 million on equity accounted investments.
Administration expenses and general costs
The administration expenses and general costs increased in fiscal 2014 to R78.1 million from R64.5 million in fiscal
2013, an increase of R13.6 million. In fiscal 2014 administration expenses and general costs included a non-recurring gain on disposal of property amounting to R0.9 million (2013: R19.2 million).
Finance income
Finance income decreased from R66.0 million in fiscal 2013 to R28.0 million in fiscal 2014. The decrease was mainly due to dividends received from available-for-sale financial assets in fiscal 2013, amounting to R32.5 million and a decrease of
R8.3 million in interest received on lower cash balances.

Finance expenses
Finance expenses increased from R42.0 million in fiscal 2013 to R52.3 million in fiscal 2014. The increase was mainly attributable to the unwinding of the rehabilitation provision amounting to R38.0 million in fiscal 2014 compared to R33.5 million in fiscal 2013 and a decrease in borrowing costs capitalized from R10.9 million in fiscal 2013 to R3.5 million in fiscal 2014. In addition, the interest paid on the Domestic Medium Term Note Program (see Item 5B. “Liquidity and Capital Resources –
Borrowings and Funding”) decreased with the decrease in borrowings from R167.6 million in fiscal 2013 to R148.7 million in fiscal 2014.
Share of losses of equity accounted investments
The R0.3 million share of losses of equity accounted investments relate to impairments of the remaining current assets recognised at Chizim Gold level. On June 30, 2013 Chizim Gold (Pvt) Limited stopped conducting feasibility studies on certain exploration tenements in Zimbabwe. On this date the group impaired its non-current exploration assets in full through its share of the equity accounted losses of the investee amounting to R50.1 million.
Income tax
The net tax charge of R17.6 million for fiscal 2014 consisted of current tax of R6.4 million, mostly relating to non-
mining income earned by the group, and a deferred tax charge of R11.1 million, mostly relating to mining income despite the loss before tax due to significant non-deductable expenditure in the form of impairments recognised as well as losses incurred for which no deferred tax can be recognised.
The net tax charge of R60.9 million for fiscal 2013 consisted of a current tax charge of R4.2 million, mostly relating to non-mining income earned by the group, and a deferred tax charge of R56.7 million relating to mining income which was somewhat offset by significant non-deductable expenditure in the form of impairments recognised as well as losses incurred for which no deferred tax can be recognised.
Comparison of financial performance for the fiscal year ended June 30, 2013 with fiscal year ended June 30, 2012
Revenue
The following table illustrates the year-on-year change in revenue by evaluating the contribution of each segment to the total change on a group basis for fiscal 2013 in comparison to fiscal 2012:
Impact of change in volume
R’000
Total
revenue
2012
Disposals
Internal
growth/
(decline)
Impact of
change in
price
Net change
Total
revenue
2013
Ergo
1
............................................ 1,764,191 - 138,761 173,544 312,305 2,076,496
Blyvoor
2
...................................... 1,240,073 (1,240,073) - - (1,240,073) -
Total Operations .......................
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
Net operating costs
The following table illustrates the year-on-year change in net operating costs by evaluating the contribution of each segment to the total change on a group basis for fiscal 2013 in comparison to fiscal 2012:
Impact of change in volume
R’000
Net
operating
costs
2012
Disposals
Internal
growth/
(decline)
Impact of
change in
costs
Net change
Net
operating
costs
2013
Ergo
1
............................................ 1,141,973 - 89,821 165,383 255,204 1,397,177
Blyvoor
2
...................................... 1,046,914 (1,046,914) - - (1,046,914) -
Total ............................................
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
The following table lists the major components of operating costs for each of the years set forth below:
Years ended June 30,
Costs
2013
2012
Labor ................................................................................................................................................. 17% 32%
Specialized service providers .......................................................................................................... 19% 12%
Consumables and other ................................................................................................................... 46% 37%
Electricity and water ........................................................................................................................ 18% 19%
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
A total of R86.4 million was invested in our various environmental trust funds as at the end of fiscal 2013, as compared to R104.5 million for fiscal 2012. The decrease is attributable to the derecognition of the DRDGOLD rehabilitation trust fund, amounting to R25.6 million, due to the relinquishment of the fund to the buyer of the relating mining rights over the Durban
Roodepoort Deep mine area. The decrease was partially offset by a R5.6 million increase for interest received on these funds during fiscal 2013. A total of R88.6 million was invested in funds held in insurance instruments to provide financial guarantees to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. As at June 30, 2013 guarantees amounting to
R305.7 million were issued to the DMR. The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the respective mining operations, the proceeds on the disposal of remaining assets and gold from plant clean-up.
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
Impairments
In fiscal 2013, an impairment amounting to R187.9 million was recognized. The impairment consisted of R61.0 million against property, plant and equipment at a specific asset level, R101.3 million against our investment in Village and R25.6 million for the derecognition of the DRDGOLD rehabilitation trust fund.
Administration expenses and general costs
The administration expenses and general costs decreased in fiscal 2013 to R64.5 million from R133.6 million in fiscal
2012, a decrease of R69.1 million. In fiscal 2013, administration expenses and general costs included a non-recurring gain on disposal of property amounting to R19.3million. In fiscal 2012, administration expenses and general costs included a non-
recurring loss of approximately R9.6 million relating to the loss on the sale of property, plant and equipment.
Finance income
Finance income increased from R33.5 million in fiscal 2012 to R66.0 million in fiscal 2013. The increase was mainly due to dividends received from available-for-sale financial assets in fiscal 2013, amounting to R32.5 million.

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
Share of losses of equity accounted investments
On June 30, 2013 Chizim Gold (Pvt) Limited stopped conducting feasibility studies on certain exploration tenements in
Zimbabwe. On this date the group recognised the impairment of the non-current exploration assets through its share of the equity accounted losses of the investee amounting to R50.1 million.
Income tax
The net tax charge of R60.9 million for fiscal 2013 consisted of a current tax charge of R4.2 million, mostly relating to non-mining income earned by the group, and a deferred tax charge of R56.7 million relating to mining income which was somewhat offset by the decrease in deferred tax liability resulting from the impairments recognised and non-deductible expenses.
This compares to a net tax benefit of R1.8 million for fiscal 2012 consisting of a current taxation charge of R0.2 million, a deferred tax benefit of R6.5 million and secondary tax on companies amounting to R4.5 million. The year-on-year increase in the net tax charge was mainly due to the increased profitability of Ergo.
5B. LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities
Net cash of R80.7 million (fiscal 2013: R502.3 million and fiscal 2012: R621.2 million) was generated by operating activities for fiscal 2014. During fiscal 2014, the net working capital movement represented an outflow of cash of R39.4 million, compared to an outflow of R55.8 million in fiscal 2013 and an inflow of R75.4 million in fiscal 2012. Cash generated from operating activities decreased largely due to the increase in cash operating costs per kilogram due to lower gold production and above inflation increases in prices of key consumables, labor and electricity. Cash generated from operating activities for fiscal 2013 decreased largely due to the disposal of Blyvoor on June 1, 2012, which represented R137.1 million of the cash generated from operating activities in fiscal 2012.
Cash flows from investing activities
Net cash utilized by investing activities amounted to R171.8 million in fiscal 2014 compared to R429.4 million in fiscal
2013 and R406.4 million in fiscal 2012.
In fiscal 2014, cash utilized by investing activities mainly consisted of R158.6 million in additions to property, plant and equipment and R14.2 million spent on environmental rehabilitation payments, offset by R1.0 million proceeds on the disposal of property, plant and equipment.
Additions to property, plant and equipment was predominantly on the Flotation and fine-grind project, Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal 2014 included:
o
R89.5 million on the flotation and fine-grind project, R32.4 million on Reclamation Site 4A6, R6.2 million on rehabilitation of the Brakpan Tailings Dam and R26.7 million on other capital items.
In fiscal 2013, cash utilized by investing activities mainly consisted of R368.5 million in additions to property, plant and equipment, R58.3 million in acquisition of investments (mainly due to R 27.4 million contributions to rehabilitation obligation funds,
R 26.9 million additions to unlisted investments), R13.9 million advance to equity accounted investments and R22.5 million spent on environmental rehabilitation payments, offset by R32.0 million proceeds on the disposal of property, plant and equipment and R 1.8 million on the disposal of investments.
Additions to property, plant and equipment was predominantly on the Flotation and fine-grind project, Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for fiscal 2013 included:
o
Ergo spent R261.5 million on the flotation and fine-grind project, R11.7 million on the Brakpan TSF, R20.5 million on the Cason high grade plant, R30.4 million on the Angelo Pan reclamation and pipeline, R26.3 million on infrastructure upgrades equipment, and R5.5 million on other equipment.
In fiscal 2012, cash utilized by investing activities mainly consisted of R319.0 million in additions to property, plant and equipment, R55.5 million in acquisitions of investments(R 45.9 million contributions to rehabilitation obligation funds and R 9.6 million additions to unlisted investments), R14.5 million advance to equity accounted investments and R19.8 million spent on environmental rehabilitation payments, offset by R12.5 million proceeds on the disposal of property, plant and equipment. A cash outflow on disposal of subsidiaries of R9.6 million was also realised.
Additions to property, plant and equipment was predominantly on the Crown/Ergo pipeline project, Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for fiscal 2012 included:
o
Ergo spent R33.9 million on the Crown/Ergo pipeline project, R50.7 million on the extension of the Brakpan TSF,
R15.5 million on the refurbishment of the Ergo plant, R38.5 million on the new flotation and fine-grind project,
R49.0 million on infrastructure upgrades and equipment, R14.2 million on the tailings facilities and R16.1 million to replace old equipment and acquire new equipment.
o
Blyvoor for opening up and development amounting to R50.3 million, equipment replacement amounting to R23.3 million and R9.3 million for other equipment and the tailings facilities.
We anticipate decreasing our additions to property, plant and equipment in fiscal 2015 by about 36% compared to fiscal
2014. We expect to incur R102.5 million on additions to property, plant and equipment for mining equipment, upgrading of current metallurgical plants and tailings facilities as follows:
· Ergo – R100.5 million; and
· Other – R2.0 million.
Cash flows from financing activities
Net cash outflow from financing activities was R76.6 million in fiscal 2014 compared to a net cash inflow of R5.7 million in fiscal 2013 and a net cash outflow of R168.6 million in fiscal 2012.
During fiscal 2014, the net cash outflow consisted of R20.0 million repayments of loans and borrowings, R2.7 million share option buy-out and a dividend payment of R53.1 million.
During fiscal 2013, the net cash inflow consisted of R163.3 million raised through a Domestic Medium Term Note Program, which was offset by R30.7 million repayments of loans and borrowings, R24.1 million share option buy-out and a dividend payment of R103.1 million.
During fiscal 2012, the net cash outflow consisted of R96.2 million for repayments of loans and borrowings, R58.2 million for the acquisition of treasury shares and a dividend payment of R28.9 million, which were offset by proceeds of R13.5 million on disposal of treasury shares.
Cash and cash equivalents
Cash and cash equivalents as at June 30, 2014 amounted to R208.9 million compared to R376.6 million at the end of fiscal
2013 and R298.0 million at the end of fiscal 2012. This included $1.9 million as at June 30, 2014, $0.6 million as at June 30, 2013 and $1.1 million as at June 30, 2012 which were all sold forward resulting in zero exposure to currency volatility at these dates. The remainder of the cash and cash equivalent balances were denominated in South African rand. Surplus cash is held in low-risk, high interest bearing products with various large financial institutions.
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
On July 2, 2012, DRDGOLD established a R2.0 billion DMTN Program under which it may from time to time issue notes. This DMTN Program replaces the DMTN Program established by EMO on October 1, 2010. In July and September 2012,
DRDGOLD issued R165 million in notes under the DMTN Program and maturity dates of 12, 24 and 36 months from the date of issue and bearing interest at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum. The loan notes with a
12 and 24 month maturity, amounting to R20.0 million and R69.5 million respectively, were repaid on October 3, 2013 and July
3, 2014 respectively. The remaining loan notes with a 36 month maturity, amounting to R75.5 million, are repayable on July 3,
2015.

Anticipated funding requirements and sources
At June 30, 2014, we had cash and cash equivalents of R208.9 million, and positive working capital (defined as current assets less current liabilities) of R162.9 million, compared to cash and cash equivalents of R376.6 million and positive working capital of R361.7 million at June 30, 2013 and cash and cash equivalents of R298.0 million and positive working capital of
R209.7 million at June 30, 2012.
At September 30, 2014, our cash and cash equivalents were R204.3 million.
Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet our anticipated commitments for fiscal 2015 as described above.
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
5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
DRDGOLD has a dedicated team that looks at ways and means of improving recoveries. Following their work on the responses of gold encapsulated in sulphides, we constructed the fine grind and flotation circuit at a total cost of R 389 million. The team remains active with an ongoing focus on improving extraction efficiencies, including the test work associated with the recommencement of the FFG circuit in August 2014.
We have no registered patents or licenses.
5D. TREND INFORMATION
During the first quarter of fiscal 2015, we produced 37,005 ounces at average cash cost of R375,044 per kilogram from our operations. Gold production from our operations for the second quarter of fiscal 2015 is expected to be in line with the first quarter results. Cash operating costs for the second quarter of fiscal 2015 are expected to be slightly lower due to winter tariffs for electricity applying for the first two months of the first quarter of fiscal 2015 only. Normal tariffs apply for the whole of the second quarter.
For the full year fiscal 2015, we are expecting gold production from our operations of 150,000 to 160,000 ounces at cash operating costs of approximately R361,000 per kilogram, based on an exchange rate assumption of approximately $1.00/R11.04. Our ability to meet the full year’s production target could be impacted by, amongst other factors, lower grades, failure to achieve the targets set at Ergo and failure to timely restart full production at the flotation and fine-grind project. We are also subject to cost pressures due to above inflation increases in labor costs, electricity and water prices; increases in crude oil, steel, unforeseen changes in ore grades and recoveries; unexpected changes in the quality or quantity of reserves; technical production issues; environmental and industrial accidents; gold theft; environmental factors; and pollution, which could adversely impact the cash operating costs for fiscal 2015.
5E. OFF-BALANCE SHEET ARRANGEMENTS
The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Estimated and actual payments due by period
Total
Less than
1 year
Between
1-3 years
Between
3-5 years
More than 5
years
R’000
R’000
R’000
R’000
R’000
Loan notes (including interest) ................................................. 156,863 79,358 77,505 - -
Purchase obligations – contracted capital expenditure
1
......... 3,255 3,255 - - -
Environmental rehabilitation, reclamation and closure
costs
2
........................................................................................... 471,733 12,944 - 90,795 367,994
Operating leases ......................................................................... 3,890 2,110 1,780 - -
Finance leases ............................................................................ 36,388 3,978 10,710 21,700 -
Total contractual cash obligations ........................................
672,129
101,645
89,995
112,495
367,994
5G. SAFE
HARBOR
See “Special Note regarding Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2014 our board consisted of seven directors. As of June 30, 2013 and as of June 30, 2012, our board consisted of six directors.
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
Executive Directors
Daniël Johannes Pretorius (47) Chief Executive Officer. Mr. D.J. Pretorius was appointed as Chief Executive Officer
Designate on August 21, 2008. On January 1, 2009 he succeeded Mr. John William Cornelius Sayers as Chief Executive Officer. Mr.
Pretorius holds a B Proc, LLB degree and was appointed Group Legal counsel for the Company in September 2004, he was appointed as Chief Executive Officer of Ergo Mining Operations in July 2006. He has 21 years of experience in the mining industry.
Craig Clinton Barnes (44) Chief Financial Officer. Mr. C.C. Barnes joined the Company in August 2004 as Group Financial
Accountant. A Chartered Accountant, he has a B Com degree from the University of the Witwatersrand, or Wits University, and a B
Com Honors degree from the University of South Africa, or Unisa. Prior to joining the Company, he was head of financial reporting for Liberty Group Limited and he has over 20 years financial experience. He was appointed as Chief Financial Officer of Ergo
Mining Operations in July 2006 and as Chief Financial Officer of DRDGOLD in May 2008. Mr. C.C. Barnes has resigned as executive director and Chief Financial Officer with effect December 31, 2013.
Francois van der Westhuizen (34) Chief Financial Officer and an executive director from January 1, 2014. Mr. F.D. van der
Westhuizen joined DRDGOLD in May 2009 as group financial accountant. His most recent responsibilities have included local and foreign financial reporting and the group treasury function. He is also head of the tax department. A qualified chartered accountant
(South Africa), Mr F D van der Westhuizen has a BCom (Hons) from the University of Pretoria and a Magister Commercii
(specializing in taxation). He has an Associate Chartered Management Accountant qualification from the Chartered Institute of
Management Accountants (United Kingdom). Mr. F D van der Westhuizen's appointment as Chief Financial Officer was terminated by mutual agreement and he resigned as executive director with effect July 18, 2014.
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

Anthon Tobias Meyer (60) Acting Chief Financial Officer and an executive director from July 29, 2014. He has more than
25 years of experience in the fields of auditing, accounting and strategic financial management and is a member of the SA Institute of
Chartered Accountants and the Public Accountants and Auditors Board. Anthon has approximately 10 years of experience in the mining industry and has served on the boards of listed and public companies for more than 15 years.
Non-Executive Directors
Geoffrey Charles Campbell (53). Mr. G.C. Campbell was appointed as Non-Executive Director in 2002, as a Senior
Independent Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on gold mines in Wales and Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the Merrill Lynch Investment Manager’s Gold and General Fund, one of the largest gold mining investment funds. He was also Research Director for Merrill Lynch Investment Managers. Mr. G.C. Campbell is also a director of
Oxford Abstracts.
Robert Peter Hume (74). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. He has 44 years experience in the field of auditing, including 18 years as a partner in the East London (South Africa) office of KPMG. Since retiring from KPMG in
1999, he has been an Investment Manager at Nvest Securities Proprietary Limited (formerly Sasfin Frankel Pollak) in East London.
Mr. R.P. Hume will retire at the forthcoming annual general meeting. He has not offered himself for re-election.
James Turk (67). Mr. J. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of
GoldMoney Network Limited, formerly G.M. Network Limited (also known as GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George Washington University with a BA degree in International Economics in
1969, he has specialized in international banking, finance and investments. After starting his career with Chase Manhattan Bank (now
J.P. Morgan Chase) he joined RTB Inc., a private investment and trading company of a prominent precious metals trader in 1980. He moved to the United Arab Emirates in 1983 as Manager of the Commodity Department of the Abu Dhabi Investment Authority.
Since resigning from this position in 1987, he has written frequently on money and banking.
Edmund Jeneker (52). Mr. E.A. Jeneker (IEDP (Wits), M.Inst.D., SAIPA,) was appointed a Non-Executive Director on
November 1, 2007. He trained as an accountant and has over 22 years’ experience in finance, taxation, business strategy and general management at Grant Thornton, SwissReSA, World Bank Competitiveness Fund and Deloitte. He is active in community development and serves as a member of the Provincial Development Commission of the Western Cape Provincial Government.
He currently holds the position of Managing Director – Absa AllPay Consolidated Investment Holdings at Absa Group Limited.
Johan Holtzhausen (68). Mr. J.A. Holtzhausen was appointed an independent non-executive director of the company on
April 25, 2014. He has more than 42 years’ experience in the accounting profession, having served as a senior partner at KPMG, and held the highest Generally Accepted Accounting Principles (United States), Generally Accepted Auditing Standards and Sarbanes-
Oxley Act accreditation required to service clients listed on stock exchanges in the United States of America. His clients included major corporations listed in South Africa, Canada, the United Kingdom, Australia and the United States of America.
Mr Holtzhausen currently serves as an independent director of the Tourism Enterprise Partnership and chairs the audit and risk committee on a voluntary basis. This South African non-profit company is a leading small business development agency funded by a public-private partnership. He chairs the audit and risk committee of Tshipi é Ntle Manganese Mining Proprietary Limited, an
emerging South African manganese miner. He is a non-executive director of Caledonia Mining Corporation, a Canadian corporation listed in the United States of America, Canada and the United Kingdom, and he chairs its audit and risk committee.
Senior Management
Wilhelm Jacobus Schoeman (40) Operations Director: Ergo. Mr. W.J. Schoeman (Dip Analytical Chemistry, BTech
Analytical Chemistry) joined DRDGOLD on October 1, 2011 to focus on expanding the group’s surface retreatment business and extracting maximum value from existing resources. Mr Schoeman previously held the position Executive Officer: Business
Development. In July 2014 this role and the role of COO were phased out and replaced with the position of Operations Director: Ergo
Mining Operations Proprietary Limited, and Mr Schoeman was appointed to this new position.
Themba John Gwebu (50) Executive Officer: Legal, Compliance and Company Secretary. Mr. T.J. Gwebu (B Iuris, LLB,
LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He
was appointed to the position of Company Secretary in April 2005 and Executive Officer: Legal, Compliance and Company
Secretary on January 1, 2007.

Henry Gouws (45) Managing Director: Ergo. Mr. H. Gouws graduated from Technicon Witwatersrand and obtained a
National Higher Diploma in Extraction Metallurgy in 1991. He completed a Management Development Programme ("MDP") in
2003 through Unisa School of Business Leadership. He was appointed Operations Manager of Crown in January 2006 and General
Manager in July 2006. He was appointed to this current position with effect from October 1, 2011. He has 27 years experience in the mining industry.
Mark Burrell (52) Financial Director: Ergo. Mr. M. Burrell holds a BComm Accounting degree and completed a MDP. Mr.
M. Burrell joined DRDGOLD in 2004 on a consulting basis and later that year was appointed as Financial Manager of the
Blyvooruitzicht operation. He was appointed as Financial Director of Ergo Mining in January 2012 and has 16 years experience in the mining sector.
Charles Methley Symons (60) Chairman: Oversight Committee: Ergo Mining Operations Proprietary Limited.
Mr. C.M. Symons commenced his career in the mining industry in February 1977 and joined Crown in January 1986 where he was appointed General Manager in 1995. He holds a Masters degree in Business Leadership and a B Comm degree from Unisa, and he also has a National Diploma in Extractive Metallurgy. He was appointed Executive Officer: Surface Operations on January 1, 2008,
Executive Officer: Operations on May 11, 2010 and Chief Operating Officer with effect from October 1, 2011. Following the restructuring of senior management in July 2014, Charles Symons assumed the role of Chairman: Oversight Committee: Ergo Mining
Operations Proprietary Limited.
Reneiloe Masemene (33) Group Legal Counsel. Ms R Masemene (LLB, LLM) is a qualified attorney who joined the
Company in January 2009 as Legal Advisor. She was appointed to the position of Senior Legal Advisor in October 2011 and
Prescribed Officer of Ergo on June 29, 2012. She was appointed to the position of group legal counsel in August 2014.
There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.
6B. COMPENSATION
Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of
Non-Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2014 was
R15.0 million. Non-Executive Directors receive the following fees:
· Base fee as Non-Executive Chairman of R1,309,923 per annum;
· Base fee as Non-Executive Directors of R582,188 per annum;
· Annual fee for Audit Committee Chairman of R29,110 (excluding fee received as a committee member);
· Annual fee for Audit Committee member of R29,110;
· Annual fee for Nominations Committee Chairman of R10,916 (excluding fee received as a committee member);
· Annual fee for Nominations Committee member of R10,916;
· Annual fee for the chairman of Remuneration Committee, Risk Committee, and Social and Ethics Committee of R 21,832
   (excluding fee received as a committee member);
· Annual fee for members of Remuneration Committee, Risk Committee and Social and Ethics Committee of R21,832 each;
· Daily fee of R21,832 and hourly rate of R2,911;
· Half-day fee for participating by telephone in special board meetings; and
· The Chairman of the board to receive committee fees.
Non-executive directors’ fees are adjusted annually on the basis of the consumer price index.

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2014:
Directors
Basic
salary/board
fees
(R'000)
Retirement fund
contributions/
bonus and
performance
related payments
1
(R'000)
Termination of
contract
payments
(R'000)
Share option
scheme gains
(R'000)
Total
(R'000)
Executive
D.J. Pretorius ............................
4,832 1,359 - - 6,191
C.C. Barnes .............................. 2,119 1,386 - 255 3,760
F.D. van der Westhuizen .........
1,171
4
- -
53
5
1,224
Subtotal ....................................
8,122
2,745
-
308
11,175
Non-Executive
G.C. Campbell .........................
1,514 - - - 1,514
R.P. Hume ................................ 747 - - - 747
J. Turk ....................................... 692 - - - 692
E.A. Jeneker ............................. 792 - - - 792
J.A. Holtzhausen ...................... 124 - - - 124
Subtotal ....................................
3,869
-
-
-
3,869
Prescribed officers
2
C.M. Symons
3
.........................
2,365 1,352 3,263 183 7,163
T.J. Gwebu……………........
W.J. Schoeman………….....
2,209
3,081
984
1,183
-
-
191
125
3,384
4,389
Subtotal ....................................
7,655
3,519
3,263
499
14,936
Total .........................................
19,646
6,264
3,263
807
29,980
See also Item 6E.: “Share Ownership” for details of share options held by directors.
Compensation of senior management
Our senior management comprises of executive directors, prescribed officers and executive officers. Under the JSE
Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than executive directors, non-executive directors and prescribed officers. However, the aggregate compensation paid to senior management, excluding compensation paid to Executive Directors, in fiscal 2014 was R31.4 million (fiscal 2013: R26.4 million and fiscal 2012: R22.4 million), representing eleven executive officers in fiscal 2014 and eleven executive officers in fiscal 2013.
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
The Company’s executive directors, Mr. D.J. Pretorius and Mr. A.T. Meyer, entered into agreements of employment with us, on January 1, 2009 and July 29, 2014, respectively. These agreements regulate the employment relationship with Messrs. D.J.
Pretorius and A.T. Meyer.
1
Earned in respect of F13 KPI assessment
2
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
3
Continues to render services to the group on a contract basis.
4
Earned in capacity of a director only
5
Exercised prior to appointment as director

Mr. D.J. Pretorius receives from us a remuneration package of R4.8 million per annum. Mr. D.J. Pretorius is eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He is not eligible to participate in the DRDGOLD Phantom Scheme. In addition, Mr. D.J. Pretorius’ employment agreement requires DRDGOLD to issue to Mr. D.J. Pretorius 100,000 ordinary DRDGOLD shares as a mining right conversion bonus. DRDGOLD issued 50,000 of these shares on the signing of the agreement, and the remaining tranche in November 2013 on the conversion of the mining rights of DRDGOLD’s South African operations.
Mr. C.C. Barnes received from us a remuneration package of R3.4 million per annum. Mr. C.C. Barnes was eligible under his employment agreement, for an incentive bonus of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators.
He was also be eligible to participate in the DRDGOLD Phantom Scheme.
Mr. F.D. van der Westhuizen received from us a remuneration package of R2.25 million per annum. Mr. F.D. van der
Westhuizen was eligible under his employment agreement, for an incentive bonus of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He will also be eligible to participate in the DRDGOLD Phantom Scheme.
Mr. A.T. Meyer receives a remuneration package of R165 000 per month. Mr. A.T. Meyer is not eligible under his employment agreement, for any long or short term incentive bonuses including participation in the DRDGOLD Phantom Scheme.
Messrs. R.P. Hume, J. Turk, E.A. Jeneker and J.A. Holtzhausen each have service agreements which run for fixed periods until September 30, 2014, October 31, 2014, October 31, 2014 and May 1, 2016 respectively. After expiration of the initial two year periods, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice. Mr.
G.C. Campbell has a service agreement which continues indefinitely until terminated by either party on not less than three months prior written notice.
The Company does not administer any pension, retirement or other similar scheme in which the directors receive a benefit.
Each service agreement with our directors provides for the provision of benefits to the director where the agreement is terminated by us in the case of our executive officers, except where terminated as a result of certain action on the part of the director, upon the director reaching a certain age, or by the director upon the occurrence of a change of control. A termination of a director's employment upon the occurrence of a change of control is referred to as an “eligible termination.” Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary or fees, but not more than three years salary for Executive
Directors or two years fees for Non-Executive Directors, depending on the period of time that the director has been employed.
6C. BOARD PRACTICES
Board of Directors
As at September 30, 2014, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and Mr. A.T.
Meyer), and five Non-Executive Directors (Messrs. G.C. Campbell, R.P. Hume, J. Turk, E.A. Jeneker and J.A. Holtzhausen). The
Non-Executive Directors are independent under the New York Stock Exchange, or NYSE, requirements (as affirmatively determined by the Board of Directors) and the South African King III Report.
In accordance with the King III Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr. G.C. Campbell is the Non-Executive Chairman, Mr. D.J. Pretorius is the Chief Executive Officer and Mr. A.T
Meyer is the Acting Chief Financial Officer. The board has established a nominations committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the NYSE rules a majority of independent directors will select or recommend director nominees.
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
During fiscal 2013 two of the Non-Executive Directors (Messrs. G.C. Campbell and R.P. Hume) had share options under the Company’s share option scheme of which the remaining balance were bought out during the year by the Company through a general share option buy-out. We do not believe that this compromised their independence. No new share options have been issued to Non-Executive Directors since June 2005.
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
Directors' Terms of Service
The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2014:
Director
Title
Year first
appointed
Term of
current
office
Unexpired
term of
current office
G.C. Campbell Non-Executive Director 2002 2 years 16 months
D.J. Pretorius
1
Chief Executive Officer 2008 3 years 6 months
C.C. Barnes
2
Chief Financial Officer 2008 - -
F.D. van der Westhuizen
3
Chief Financial Officer 2014 2 years 18 months
R.P. Hume Non-Executive Director 2001 2 years 3 months
E.A. Jeneker Non-Executive Director 2007 2 years 16 months
J. Turk Non-Executive Director 2004 2 years 4 months
J. Holtzhausen Non-Executive Director 2014 2 years 22 months
¹Mr. D.J. Pretorius’s service contract has been renewed for another three years, effective January 1, 2012, in the Remuneration Committee meeting held in
February 2012. Three months notice applies thereafter.
2
Mr. C.C. Barnes’ service contract has been renewed for another three years, effective from May 5, 2011 in the Remuneration Committee meeting held in August 2011.
Mr. C.C. Barnes resigned as Chief Financial Officer with effect December 31, 2014.
3
Mr. F.D. van der Westhuizen's appointment as Chief Financial Officer was terminated by mutual agreement and he resigned as executive director with effect July 18,
2014.

Executive Committee
As at June 30, 2014, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. F.D. van der Westhuizen,
Mr. C.M. Symons, Mr W.J. Schoeman and Mr. T.J. Gwebu.
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
The Remuneration Committee, which is comprised of Non-Executive Directors, has been appointed by the board of directors. The committee meets quarterly, but may meet more often on an ad hoc basis if required. As at June 30, 2014 the
Remuneration Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. G.C. Campbell, Mr. R.P. Hume and Mr J. Turk.
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

Nominations Committee
The Nomination Committee, which is comprised of Non-Executive Directors, has been appointed by the board of directors. The committee meets quarterly, but may meet more often on an ad hoc basis if required. As at June 30, 2014, the
Nominations and Remuneration Committee consisted of Mr. G.C. Campbell (Chairman), Mr. R.P. Hume and Mr. E.A. Jeneker.
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
Nomination and Remuneration Committee
As of September 30, 2014 the Nomination Committee and the Remuneration Committee have been combined into a committee called the Nomination and Remuneration Committee. All the members of this committee are independent Non-Executive
Directors.
The Nominations and Remuneration Committee consisted of Mr. E.A. Jeneker (Chairman Remuneration), Mr. G.C.
Campbell (Chairman Nomination), Mr. R.P. Hume, Mr J. Turk and Mr. J.A. Holtzhausen.
The Nomination and Remuneration Committee, which is comprised of Non-Executive Directors, has been appointed by the board of directors. The committee meets quarterly, but may meet more often on an ad hoc basis if required.
Audit Committee
As at June 30, 2014 the Audit Committee consisted of Mr. R.P. Hume (Chairman), Mr. J. Turk, Mr. J.A. Holtzhausen and
Mr. E.A. Jeneker.
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

Risk Committee
As at June 30, 2014, the Risk Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. J. Turk, Mr. G.C. Campbell,
Mr. E.A. Jeneker, Mr. R.P. Hume and Mr F.D. van der Westhuizen.
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
Audit and Risk Committee
On February 11, 2005, the Audit and Risk Committees started conducting joint meetings in respect of the quarterly meetings. The members meet and the business of each committee is handled in joint deliberations taking place on the issues raised. The Audit and Risk Committee is chaired by Mr. R.P. Hume. The reason for the joint sittings is that there is a great deal of overlap between the financial risks discussed at Audit Committee level and at Risk Committee level. The joint sittings of the
Committees bring about better disclosure and ensure that the Company conforms more closely to the process prescribed by the US
Sarbanes-Oxley Act of 2002.
As of September 30, 2014 the Audit and Risk committees were combined into one committee called the Audit and Risk
Committee consisting independent non executive directors only namely, Mr. R.P. Hume (Chairman), Mr. J. Turk, J.A. Holtzhausen,
G.C. Campbell and Mr. E.A. Jeneker.

Social and Ethics Committee
As at June 30, 2014, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. D.J. Pretorius and
Mr F van der Westhuizen. As at September 30, 2014, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman),
Mr. D.J. Pretorius and Mr W.J Schoeman.
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
Terms of Reference of combined committees
The terms of reference of the combined committees are in the process of being aligned and the board will consider and approve such alignment.
6D. EMPLOYEES
Employees
The geographic breakdown of our employees (including specialized service providers who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:
Year ended June 30
2014
2013
2012
South Africa ................................................................................................................................................. 2,329 2,752 2,222
The total number of employees at June 30, 2014, of 2,329 comprises 1,340 specialized service providers and 989 employees who are directly employed by us and our subsidiary companies. As of September 30, 2014, we had 2,323 employees (including 1,340 contract employees).
As of June 30, 2014, the breakdown of our employees by main categories of activity for the periods below was as follows:
Year ended June 30,
Category of Activity
2014
2013
2012
Mining - Our Employees ................................................................................................................ - 71 30
Mining - Specialized service providers........................................................................................... 1,382 1,740 1,430
Engineering ...................................................................................................................................... 329 427 311
Metallurgy ....................................................................................................................................... 411 311 318
Mineral Resources ........................................................................................................................... 12 6 10
Administration ................................................................................................................................. 144 129 70
Environmental ................................................................................................................................. 5 7 9
Human Resources ............................................................................................................................ 29 50 15
Medical and Safety .......................................................................................................................... 17 11 29
Total ................................................................................................................................................. 2,329 2,752 2,222

Labor Relations
As at June 30, 2014, we employed and contracted 2,329 people in South Africa. Approximately 80% of our South African
employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the
South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD and NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a EMO level, while operations level forums continue to deal with local matters.
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
On September 4, 2014, Ergo and ERPM extended the two year wage settlement agreement with effect from July 1, 2015 to June 30, 2016, with NUM and UASA, which provides for average annual compensation increases in year one of 10% for categories 4 – 5, 9% for categories 6 – 7 and 8% for categories 8 – 15.
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
Safety statistics
Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our 2014 overall safety statistics for our operations:
(Per million man hours)
Year ended June 30,
2014
2013
Lost time injury frequency rate (LTIFR)
1
............................................................................................... 2.16 4.35
Reportable incidence
1
............................................................................................................................... 0.93 1.69
Fatalities
1
.................................................................................................................................................... 0.00 0.00
Number of fatalities (average per month) ................................................................................................ 0.00 0.00
1
Calculated as follows: actual number of instances divided by the total number of man hours worked multiplied by one million.

6E. SHARE OWNERSHIP
As of June 30, 2014, options to purchase ordinary shares held by directors and prescribed officers were as follows:
Directors
Options at
June 30,
2013
Average
strike
price
(R)
Options
bought back
during the
year
Average
Gain on
buy
back
(R)
Options
lapsed
during
the
year
Options at
June 30,
2014
Average
Strike
price
(R)
Expiration
Dates
1
Executive
C.C. Barnes ..............
234,504 4.56 (163,311) 1.56 (71,193) - - -
F.D. van der
Westhuisen ............
53,525 5.12 (34,975) 1.51 - 18,550 5.12 10/18/2015-
11/02/2016
Prescribed
Officers
C.M. Symons ........... 212,050 4.84 (127,000) 1.44 - 85,050 5.12 10/18/2015-
11/02/2016
T.J. Gwebu ............... 192,650 4.68 (125,900) 1.51 - 66,750 5.12 10/18/2015-
11/02/2016
W.J Schoeman ......... 198,350 5.12 (99,175) 1.26 - 99,175 5.12 2/11/2016
Each option is representative of a right to acquire one ordinary share at a predetermined exercise price as set forth in
"DRDGOLD (1996) Share Option Scheme, or the scheme."
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
G.C. Campbell and R.P. Hume) had share options under the Scheme which has all been bought out by the Company through a general buy-out; no new share options have been issued to Non-Executive Directors since December 2004. In compliance with JSE
Listing Requirements, options awarded to an individual employee are subject to a cumulative upper limit of 2.0 million options, which is lower than the previous 2% of the Company’s issued share capital. In addition, a maximum of 40.0 million options are available for utilization under the share option scheme, which is lower than the previous 15% of the issued ordinary shares. As at
September 30, 2014, the number of issued and exercisable share options was approximately 0.3% of our issued ordinary share capital, representing 1.2 million share options. In November 2012 the Remuneration Committee suspended the share option scheme and approved a share buyback. A general offer was made to all participant of the Scheme to buy-back all then vested share options as part of the transition to the new DRDGOLD Phantom Share Scheme. Not all share options were bought back and at June
30, 2014, 279,778 vested share options remained outstanding. The participants in the Scheme are fully taxed based on individual tax directives obtained from the South African Revenue Service on any gains realized on the exercise of share options.
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
Options to purchase a total of 1,238,028 ordinary shares were outstanding on June 30, 2014, of which 279,778 options to purchase ordinary shares were currently exercisable. In fiscal 2014, a total of 36 employees and 1 ex-employee participated in the
Scheme, including Executive Directors and other senior employees. The outstanding options are exercisable at purchase prices that range from R5.12 to R10.93 per share and expire five years (issued prior to 2009: ten years) from the date of issue to the participants.
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
DRDGOLD Phantom Share Scheme
In fiscal 2013 we established the DRDGOLD Phantom Share Scheme, The scheme, replaces the DRDGOLD (1996)
Share Option Scheme, which is part of the long-term retention strategy intended to grow the company. The phantom share scheme is operated as an incentive tool for our executive directors, excluding the CEO, and senior employees whose skills and experience are recognized as being essential to the Company’s performance. For details regarding the remuneration structure of the CEO refer to Item 6B. The scheme is cash settled. In terms of the phantom share scheme rules, 50% of the phantom shares granted will be valued based on the Group meeting certain pre-determined performance criteria and the remaining 50% to defined retention periods. The maximum incentive pay-out per annum to any single employee may not exceed 75% of that employee’s gross remuneration package. The participants in the scheme are fully taxed at their marginal rate on any gains realized on the exercise of their phantom shares.
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
33% 50% two years
33% 50% three years
Any phantom shares not exercised on the date of vesting will expire and may not thereafter be exercised. 1,964,033 phantom shares were granted in the current financial year, (2013: 3,019,549). 3,706,102 phantom shares were outstanding on
June 30, 2014 (2013: 3,019,549).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS
As of September 30, 2014, our issued capital consisted of:
· 385,383,767 ordinary shares of no par value; and
· 5,000,000 cumulative preference shares.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.
Based on information available to us, as of September 30, 2014:
· there were 5,339 record holders of our ordinary shares in South Africa, who held approximately 90,940,607 or approximately 23.6% of our ordinary shares;
· there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
· there were no US record holders of our ordinary shares, excluding those shares held as part of our ADR program; and
· there were 786 registered holders of our ADRs in the United States, who held approximately 213,066,460 (21,306,646
   ADRs) or approximately 55.43% of our ordinary shares.
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30,
2014 by:
· each of our directors and prescribed officers; and
· any person whom the directors are aware of as at September 30, 2014 who is interested directly or indirectly in 5% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years.
Shares
Beneficially
Owned
Holder
Number
Percent of
outstanding
ordinary
shares
D.J. Pretorius ............................................................................................................................................ 291,167 *
C.C. Barnes .............................................................................................................................................. None None
F.D. van der Westhuizen ......................................................................................................................... None None
A.T. Meyer ............................................................................................................................................... None None
J. Turk ....................................................................................................................................................... 243,000
*
G.C. Campbell ......................................................................................................................................... 150,000
*
R.P. Hume ................................................................................................................................................ 150,000
*
E.A. Jeneker ............................................................................................................................................. None None
J.A. Holtzhausen ...................................................................................................................................... None None
W.J. Schoeman ........................................................................................................................................ None None
C.M. Symons ........................................................................................................................................... None None
T.J. Gwebu ............................................................................................................................................... None None
Bank of New York Mellon ADRs ..........................................................................................................
101 Barclay Street
New York, NY 10011
212,548,386 55.15%
1
* Indicates share ownership of less than 1% of our outstanding ordinary shares.
1
Includes the following:
o
a shareholding acquired by Van Eck Associates Corporation ("Van Eck"). According to a Schedule 13-G filed by Van Eck with the SEC on October 9, 2014, Van Eck Associates Corporation held 16.07% of the total issued ordinary share capital of the Company at this date. At
Subsequently this shareholding increased to 16.99% of the total issued ordinary share capital of the Company; and
o
a shareholding held by Skagen AS ("Skagen") amounting to 9.66% of the total issued ordinary share capital of the Company.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of September 30, 2014, are treated as outstanding for computing the percentage of any other person. As of
September 30, 2014, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York Mellon which holds 55.15% of our issued ordinary shares through our ADR program as described. During fiscal 2014 the Public Investment
Corporation disposed of its 5.0% shareholding that it held as at the end of fiscal 2013 and Investec Asset Management reduced its shareholding of 7.05% held as at the end of fiscal 2013 to 3.08% as at September 30, 2014. Both of the above were in the normal course of business. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. No shareholder has voting rights which differ from the voting rights of any other shareholder. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, 50
Constantia Boulevard, Constantia Kloof Ext. 28, Roodepoort, 1709, South Africa.
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
7B. RELATED PARTY TRANSACTIONS
Rand Refinery Proprietary Limited (Rand Refinery) agreement
The group has entered into an agreement with Rand Refinery, for the refining and sale of all of its gold produced in South
Africa. Under the agreement, Rand Refinery performs the final refining of the group’s gold and casts it into troy ounce bars. Rand
Refinery then sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr Gwebu, executive: legal, compliance and company secretary of DRDGOLD, was a director of Rand Refinery and a member of its
Remuneration Committee and chairman of the Social and Ethics Committee until 3 September 2014 when he resigned as director. Mr
Charles Symons has been nominated to replace him as director of Rand Refinery. Mr Mark Burrell who is the financial director of
Ergo is an alternate director of Rand Refinery and a member of Rand Refinery’s Audit Committee. The Company currently owns
11.3% (Fiscal 2013: 11.3%) of Rand Refinery (which is jointly owned by South African mining companies). Other balances and transactions include:
• Trade receivables to the amount of R25.6 million (2013: R30.4 million) relate to metals sold
• The group received a dividend of Rnil (2013: R6.8 million) from Rand Refinery.
Guardrisk Insurance Cell Captive (Guardrisk)
During FY2014 Ergo paid insurance premiums to the Guardrisk Cell Captive amounting to Rnil (2013: R21.0 million).
Guardrisk issued environmental guarantees to the DMR amounting to R305.7 million (2013: R305.7 million) relating to the environmental liabilities. These guarantees are funded by the assets in Guardrisk Insurance Company Limited (Cell Captive).
Consultancy agreement
On June 23, 2008, EMO entered into a consultancy agreement with Khumo Gold SPV Proprietary Limited, or Khumo Gold, which owns 20% of EMO and Blyvoor, to provide guidance and participate in the Company’s transformation initiatives set by the
Mineral and Petroleum Resources Development Act of South Africa. The agreement provides for a monthly retainer of R0.3 million
(2013: R 0.2 million, 2012: R 0.2 million)
.

Corporate Service Agreements and interest
DRDGOLD provides corporate services for EMO, Blyvoor (until June 1, 2012 when Blyvoor was sold), Ergo, Crown and
ERPM (until July 1, 2012 when Crown and the surface assets included in ERPM were restructured into Ergo) under corporate service agreements entered into with each of them. These services include financial management, treasury services, gold administration, technical and engineering services, mineral resource services and other corporate and governance related services. We own a 74%
interest in the issued share capital of EMO and until June 1, 2012 owned 74% of the issued share capital of Blyvoor. Ergo, Crown and ERPM are wholly-owned subsidiaries of EMO. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.
DRDGOLD received management fees from EMO amounting to R21.9 million (2013: R25.1 million) and from Blyvoor
Rnil (2012: until June 1, 2012 when Blyvoor was sold R15.2 million).
The corporate services at Ergo, Crown and ERPM are provided by EMO. Crown and the surface assets in ERPM were restructured into Ergo on July 1, 2012. EMO’s fee for services performed in fiscal 2014 at Ergo was R55.0 million (2013: R53.7 million), Crown Rnil (2013: Rnil) and ERPM Rnil (2013: Rnil).
DRDGOLD earned interest from EMO amounting to R30.0 million (2013: R23.0 million and 2012: R26.6million), from
Ergo Mining Proprietary Limited amounting to R28.5 million (2013: R32.2 million and 2012: Rnil) and from Blyvoor amounting to Rnil (2013: Rnil and 2012: R2.6 million), respectively.
Treasury shares
As at June 30, 2014, EMO held 6,155,559 (2013: 6,205,559, 2012: 9,852,800) treasury shares in DRDGOLD. During the year ended June 30, 2014, EMO acquired no (2013: nil, 2012: 9,852,800) treasury shares. During fiscal 2014, none (2013: 62,614,
2012: 3,584,627) of the treasury shares held by EMO were used to settle share options exercised by key management personnel.
Subordination agreements and letters of support to subsidiaries
In October 2013, DRDGOLD Limited entered into a subordination agreement with EMO, subordinating a loan made to
EMO amounting to R649.5 million as at June 30, 2014 (2013: R544.7 million), for the benefit of EMO’s third party creditors.
Consecutively, DRDGOLD Limited issued a letter of support to EMO committing to support EMO financially for 367 days from
July 1, 2013, or until all other liabilities are paid, or the total assets of EMO, fairly valued, exceeds its total liabilities, fairly valued, and that DRDGOLD Limited will not call for the repayment of its loan within that period. This agreement was renewed during
October 2014.
Sale of shares
The non-controlling shareholders entered into an agreement with DRDGOLD for the sale of their shares in EMO (see to material contracts).
Executive directors
The total amount of executive directors' remuneration paid and or accrued for the year ended June 30, 2014 was R11.2 million.
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
5. Not applicable.
6. Not applicable.
7. See under Item 4D.: "Property, plant and equipment—Legal Proceedings."
8. Please see Item 10B.: "Memorandum of Incorporation."
8B. SIGNIFICANT CHANGES
For a discussion of significant changes that have occurred since June 30, 2014, the date of the last audited financial statements included in this Annual Report, please see Note 28 “Subsequent Events” under Item 18.: "Financial Statements," which describes post balance sheet (statement of financial position) events.
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
June 30, 2010 ........................................................................................... 6.98 3.20 9.00 4.07 691.256 209,087
June 30, 2011 ........................................................................................... 4.00 2.80 6.23 3.92 558,675 113,932
June 30, 2012 ........................................................................................... 6.28 2.97 8.16 4.21 1,090,043 97,107
June 30, 2013 ........................................................................................... 7.55 4.49 8.59 4.90 631,264 78,400
June 30, 2014 ........................................................................................... 6.64 2.45 6.47 2.39 594,552 117,380
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
Q2 October – December 2012 ................................................................ 7.05 5.30 8.09 6.46 714,592 56,943
Q3 January – March 2013 ....................................................................... 7.55 6.14 8.59 6.76 648,849 111,095
Q4 April – June 2013 .............................................................................. 7.18 4.60 7.85 4.90 785,537 108,424
Q1 July – September 2013 ...................................................................... 6.64 4.81 6.47 4.89 377,790 69,694
Q2 October – December 2013 ................................................................ 5.85 3.10 5.75 3.16 768,148 141,115
Q3 January – March 2014 ....................................................................... 4.80 3.70 4.46 3.64 579,034 127,258
Q4 April – June 2014 .............................................................................. 4.04 2.45 3.83 2.39 660,626 131,197
Q1 July – September 2014 ...................................................................... 4.03 2.52 3.65 2.37 587,358 170,377
Price
Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading Volume
Month Ended
High
Low
High
Low
Ordinary
Share
ADSs
April 30, 2014 .......................................................................................... 4.04 3.28 3.83 3. 01 523,141 122,165
May 31, 2014 ........................................................................................... 3.40 2.50 3.28 2.41 825,947 85,783
June 30, 2014 ........................................................................................... 3.51 2.45 3.45 2.39 625,915 185,643
July 31, 2014 ............................................................................................ 3.35 2.52 3.27 2.53 575,337 109,547
August 31, 2014 ....................................................................................... 3.05 2.56 2.89 2.50 341,492 53,263
September 30, 2014 ................................................................................. 4.03 2.56 3.65 2.37 846,389 351,216
The cumulative preference shares are not traded on any exchange.
There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended
June 30, 2014, nor have there been any trading suspensions with respect to our ADRs on the Nasdaq Capital Market from June 30,
2010 until December 29, 2011 and the New York Stock Exchange since our listing on that market.

9B. PLAN OF DISTRIBUTION
Not applicable.
9C. MARKETS
Nature of Trading Markets
The principal trading market for our equity securities is the JSE (symbol: DRD) and our ADSs that trade on the New York
Stock Exchange (symbol: DRD). Our ordinary shares also trade on the Marche Libre on the Paris Bourse (symbol: DUR) and
Brussels Bourse (symbol: DUR) in the form of International Depository Receipts. The ordinary shares also trade on the over the counter markets in Berlin, Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by
The Bank of New York Mellon, as depositary. Each ADR represents one ADS and each ADS represents ten of our ordinary shares.
Until July 23, 2007, each ADS represented one of our ordinary shares. Prior to December 29, 2011, our ADSs traded on the Nasdaq
National Market.
9D. SELLING SHAREHOLDERS
Not applicable.
9E. DILUTION
Not applicable.
9F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10A. SHARE CAPITAL
Not applicable.
10B. MEMORANDUM OF INCORPORATION
As of June 30, 2014, we had authorized for issuance 600,000,000 ordinary shares of no par value (as of September 30, 2014:
600,000,000), and 5,000,000 cumulative preference shares of R0.10 par value (as of September 30, 2014: 5,000,000). On this date we had issued 385,383,767 ordinary shares (as of September 30, 2014: 385,383,767) and 5,000,000 cumulative preference shares (as of
September 30, 2014: 5,000,000).
Set out below are brief summaries of certain provisions of our Memorandum of Incorporation, or our MOI, the Companies
Act of South Africa and the JSE Listings Requirements, all as in effect on September 30, 2014. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE
Listings Requirements.
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
One third of our non-executive directors, on a rotating basis, are subject to re-election at each annual general shareholder’s meeting. Retiring directors usually make themselves available for re-election. An amendment to the MOI which is intended to subject executive directors to re-election by rotation will be proposed at the 2014 annual general meeting.
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
Our MOI provides that if at a meeting convened upon request by our shareholders, a quorum is not present within fifteen minutes after the time selected for the meeting, such meeting shall be postponed for one week. However the chairman has the discretion to extend the fifteen minutes for a reasonable period on certain grounds. The necessary quorum is three members present with sufficient voting powers in person or by proxy to exercise in aggregate 25% of the voting rights.

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
Winding-up
If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of September 30, 2014, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.
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
Share Sale and Subscription Agreement between DRDGOLD Limited ("DRDGOLD"), Khumo Gold SPV Proprietary
Limited ("Khumo") and DRDSA Empowerment Trust (the Trust), dated March 17, 2014
On March 17 2014, Khumo and DRDGOLD, the ultimate majority holding company of Ergo, entered into the Share Sale and Subscription Agreement in respect of which DRDGOLD agreed to acquire all of the shares in and claims against EMO, held by Khumo, subject to the fulfilment of certain conditions. On the same day, the Trustees of the DRDSA Empowerment Trust and
DRDGOLD entered into the Share Sale and Subscription Agreement in respect of which DRDGOLD agreed to acquire all of the shares in and claims against EMO held by the Trust, subject to the fulfilment of certain conditions. The consequence of the proposed acquisitions contemplated in the proposed transaction is that, on fulfilment of the conditions stated in these agreements,
DRDGOLD will acquire Khumo’s 20% interest in EMO in exchange for 35 000 000 new DRDGOLD ordinary shares; and
DRDGOLD will acquire the Trust’s 6% interest in EMO in exchange for 10 500 000 new DRDGOLD ordinary shares, thereby amounting to a change of shareholding in EMO and DRDGOLD (the ultimate majority holding company).
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
·
·
·
·
·
·
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
Income Tax and withholding tax on dividends
Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of Section 10(1)(i) of the South
African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption applies to so much of any interest and dividends (which are not otherwise exempt) received from a South African source not exceeding (a) R34,500 if the taxpayer is 65 years of age or older or (b) R23,800 if the taxpayer is younger than 65 years of age at the end of the relevant tax year.
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

In fiscal years 2014 and 2013, the corporate tax rates for taxable mining and non-mining income were 34% and 28%, respectively. The Company, is subject to 34% tax on mining income and 28% for non-mining income. The formula for determining the South African gold mining tax rate for FY2014 and FY2013 is: Y = 34 – 170/X. Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.
Capital Gains Tax
·
·
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
This discussion does not address all aspects of US federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of US holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, banks and other financial institutions, insurance companies, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a “hedge,” “conversion transaction,” “synthetic security,” “straddle,” “constructive sale” or other integrated investment, persons who acquired the ordinary shares or ADSs upon the exercise of employee stock options or otherwise as compensation, persons whose functional currency is not the US dollar, or persons that actually or constructively own ten percent or more of our voting stock). This discussion addresses only US federal income tax consequences and does not address the effect of any state, local, or foreign tax laws that may apply, the alternative minimum tax, the Medicare tax or the application of the federal estate or gift tax.
·
·
·
·
A “US holder” is a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes:
a citizen or resident of the US;
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
We believe that we were not a PFIC for our 2014 fiscal year ended June 30, 2014. However, under the PFIC rules income and assets are require to be measured and classified in accordance with US federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from US federal income tax principles.
Therefore, no assurance can be given that we were not a PFIC for our 2014 fiscal year ended June 30, 2014. Furthermore, the ctests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.
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
10F. DIVIDENDS AND PAYING AGENTS
On August 28, 2014, we declared a dividend which, in total, amounted to R7.7 million (2.0 cents per ordinary share).
Dividends tax is 15% of the dividend paid, lower rates can apply for foreign beneficial owners and there are also certain exemptions that apply. The dividends tax, where relevant, will be withheld from the dividend payment. There are no dividend restrictions.
Date of entitlement: November 14, 2014
Approximate date of conversion: November 21, 2014
Approximate payment date: November 24, 2014
Paying agents: Link Market Services (US and SA)
St James’s Corporate Services Limited (UK)
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
A copy of each document concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at DRDGOLD Limited, Quadrum Office Park, Building 1, 50 Constantia Boulevard, Constantia Kloof Ext.28,
South Africa 1709.
10I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
General
In the normal course of our operations, we are exposed to market risk, including commodity price, foreign currency, interest and credit risks. We do not hold or issue derivative financial instruments for speculative purposes, nor do we hedge forward gold sales.
Refer to Item 18. ‘‘Financial Statements - Note 25 - Financial instruments’’ of the consolidated financial statements for a qualitative and quantitative discussion of our exposure to these market risks.
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
Concentration of credit risk
Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our receivables from customers and investment securities.
Our financial instruments do not represent a significant concentration of credit risk, because we deal with a variety of major banks and financial institutions located in South Africa after evaluating the credit ratings of the representative financial institutions.
Furthermore, our trade receivables and loans are regularly monitored and assessed for recoverability. Where it is appropriate, an impairment loss is raised. In addition, our South African operations deliver their gold to Rand Refinery Proprietary Limited (Rand
Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. Any potential shortfall in inventory in Rand Refinery is secured by the loan arrangement and to the extent of this facility, between it and its shareholders (refer Item 5A.: “Financial instruments”). The gold is sold by Rand Refinery usually on the same day as it is delivered and settlement is made within two days.
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
Long-term debt
Set out below is an analysis of our debt as at June 30, 2014, analyzed between fixed and variable interest rates. All of our long-term debt is denominated in South African rand.
Total
R'000
Interest rate
Variable rate ...........................................................................................................
148,695
Weighted average interest rate .......................................................................... 8.9% - 10.6%
Fixed rate ................................................................................................................ -
Weighted average interest rate .......................................................................... -
Total ........................................................................................................................ 148,695
Repayment period
2015 ........................................................................................................................
73,195
2016 ........................................................................................................................ 75,500
Total ........................................................................................................................ 148,695
Based on our fiscal 2014 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would
(increase)/decrease our interest expense by R1.4 million.

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
Service
Fees (USD)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights ..............................................................................................................
$5.00 (or less) per 100 ADSs (or
portion thereof)
1
Cancellation of ADSs for the purpose of withdrawal, including if the Deposit
Agreement terminates ...................................................................................................
$5.00 (or less) per 100 ADSs (or
portion thereof)
1
Distribution of cash dividends or other cash distributions .......................................... 2 cents (or less) per ADS (or portion thereof)
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
Depositary Payments
The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an amount of $483,680.81 mainly consisting of accumulated contributions towards the Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors).
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
15A. Disclosure Controls and Procedures
As of June 30, 2014, our management, with the participation of our Chief Executive Officer and Acting Chief Financial
Officer has evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the
SEC). Our management, including the Chief Executive Officer and Acting Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2014.
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that such information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.
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
Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our Chief Executive Officer and Acting Chief Financial Officer and
effected by our board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under Section 404 of the
Sarbanes Oxley Act of 2002, management is required to assess our internal controls surrounding the financial reporting process as at the end of each fiscal year. Based on that assessment, management is to determine whether or not our internal controls over financial reporting are effective.
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
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO) (1992) in Internal Control-Integrated Framework. Based on our assessment and those criteria, our management concluded that as of June 30, 2014 our internal control over financial reporting was effective.

15C. Independent Auditor’s Attestation Report
The effectiveness of internal control over financial reporting as of June 30, 2014 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.
15D. Changes in Internal Control Over Financial Reporting
Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule
13a-15.
During the year ended June 30, 2014, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Mr. R.P. Hume, Chairman of the Audit and Risk Committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the New York Stock Exchange, or
NYSE, and rules promulgated by the SEC and independent both under the New York Stock Exchange Rules and the South African
Johannesburg Stock Exchange Rules. The board is satisfied that the skills, experience and attributes of the members of the audit and risk committee are sufficient to enable those members to discharge the responsibilities of the audit and risk committee.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG Inc. has served as our independent public accountant for the fiscal years ending June 30, 2014, 2013 and 2012, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2014 and 2013:
Auditors' remuneration
Year ended June
30,
2014
2013
R’000
R’000
Audit fees ............................................................................................................................................................... 5,712          6,702
Audit-related fees ...................................................................................................................................................      75
-
Tax fees .................................................................................................................................................................          -                 -
All other fees .........................................................................................................................................................          -
458
5,787 7,160
Audit Fees
Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
Audit-Related Fees
The audit related fees consist of fees invoiced with respect to the reporting accountants report issued on the pro forma financial information included in a circular issued by the company on May 6, 2014 in connection with the acquisition by the
Company of Khumo Gold SPV Proprietary Limited’s 20% interest in Ergo Mining Operations Proprietary Limited in exchange for 35 000 000 new DRDGOLD ordinary shares; and • the proposed acquisition by the Company of the DRDSA Empowerment
Trust’s 6% interest in Ergo Mining Operations Proprietary Limited in exchange for 10 500 000 new DRDGOLD ordinary shares.
For fiscal 2013, no audit-related fees were incurred.
Tax Fees
For fiscal 2014 and fiscal 2013, no fees have been billed for tax compliance, tax advice or tax planning services.

All Other Fees
All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees.
The other fees billed in 2013 related to agreed upon procedures consisting of a gap analysis on our Integrated Report for fiscal 2013, which is an annual report required by King III and provides an account of our operational, financial, economic, social and environmental performance, as well our governance, and limited assurance on specified items contained in our Sustainable
Development Report for fiscal 2013, which is an annual report in line with the Global Reporting Initiative and provides an account of our economic, social and environmental performance. There were no such fees billed for in fiscal 2014 at June 30,
2014. Subsequent to June 30, 2014 KPMG was engaged to provide limited assurance on specified items contained in our
Integrated Report for fiscal 2014 that will be billed during fiscal 2015.
The Audit and Risk Committee is directly responsible for recommending the appointment, re-appointment and removal of the external auditors as well as the remuneration and terms of engagement of the external auditors. The committee pre-
approves, and has pre-approved, all non-audit services provided by the external auditors. The Audit and Risk Committee considered all of the fees mentioned above and determined that such fees are compatible with maintaining KPMG Inc.’s independence.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by
NYSE. Under section 303A.11 of the NYSE Listing Standards, a foreign private issuer such as us may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance. The following paragraphs summarize the significant differences between these various requirements and how it is implemented by DRDGOLD:
Independence of audit and risk committee members
NYSE Listing Standards require a NYSE listed company to have an audit committee composed of at least three independent members. A foreign private issuer may be exempted from the requirement that all members of the audit committee qualify as independent under NYSE Listing Standards Rules provided, among other requirements, that the members of the audit committee are independent under Exchange Act Rule 10A-3. As at June 30, 2014 all of our audit committee members were and as at September 30,
2014 all of our audit and risk committee members are independent both under the NYSE Listing Standards and the South African
Johannesburg Stock Exchange Rules.
Shareholder meeting quorum requirements
Section 310.00 of the NYSE Listing Standards provides that the quorum required for any meeting of holders of common stock should be sufficiently high to insure a representative vote. Consistent with the practice of companies incorporated in South
Africa, our Memorandum of Incorporation requires a quorum of three members present with sufficient voting powers in person or by proxy to exercise in aggregate 25% of the voting rights and we have elected to follow country rule.
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
Page
Report of the Independent Registered Public Accounting Firm ........................................................................................ F-1
Consolidated statement of profit or loss and other comprehensive income for the years ended June 30, 2014, 2013 and 2012 ..........................................................................................................................................................................
F-2 to F-3

Notes to the financial statements. ...................................................................................................................................... F-7 to F-75

Report of the Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of DRDGOLD Limited
We have audited the accompanying consolidated statements of financial position of DRDGOLD Limited and its subsidiaries as of
June 30, 2014 and 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2014. We also have audited DRDGOLD Limited’s internal control over financial reporting as of June 30, 2014, based on criteria established in Internal Control – Integrated Framework
(1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). DRDGOLD Limited’s
management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying
Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on DRDGOLD Limited’s internal control over financial reporting based on our audits.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of
DRDGOLD Limited and its subsidiaries as of June 30, 2014 and 2013, and the results of their operations and cash flows for each of the years in the three-year period ended June 30, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, DRDGOLD Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2014, based on criteria established in Internal Control – Integrated Framework
(1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
/s/ KPMG Inc
KPMG Inc
Johannesburg, Republic of South Africa
October 30, 2014

DRDGOLD Limited
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
for the year ended June 30, 2014
Continuing operations
Discontinued operations
1
Total operations
2014
2013
Restated
2012
Restated
2014
2013
Restated
2012
2014
2013
Restated
2012
Restated
Note
R'000
R'000
R’000
R'000
R'000
R’000
R'000
R'000
R'000
Revenue 3
1,809,434
2,076,496 1,764,191
-
-
1,240,073
1,809,434
2,076,496 3,004,264
Cost of sales
(1,687,270)
(1,639,377) (1,400,268)
-
-
(1,101,594)
(1,687,270)
(1,639,377) (2,501,862)
Operating costs
(1,598,300)
(1,497,439) (1,231,020)
-
-
(1,061,770)
(1,598,300)
(1,497,439) (2,292,790)
Depreciation 9
(159,999)
(143,766) (119,189)
-
-
(1,661)
(159,999)
(143,766) (120,850)
Retrenchment costs 4
(6,748)
(565) -
-
-
(43,747)
(6,748)
(565) (43,747)
Movement in provision for
environmental rehabilitation
17
86,605
(15,334) (59,486)
-
-
301
86,605
(15,334) (59,185)
Movement in gold in progress
(8,828)
122,164
17,727 9,427
-
-
5,283
(8,828)
17,727 14,710
Gross profit from operating
activities
437,119 363,923
-
-
138,479
122,164
437,119 502,402
Impairments 4
(56,591)
(187,866) (1,100)
-
-
-
(56,591)
(187,866) (1,100)
Administration expenses and
general costs
(78,120)
(64,549) (122,672)
-
-
(10,918)
(78,120)
(64,549) (133,590)
Results from operating
activities
4
(12,547)
184,704 240,151
-
-
127,561
(12,547)
184,704 367,712
Finance income 5
27,980
65,992 24,552
-
-
8,994
27,980
65,992 33,546
Finance expenses 6
(52,295)
(41,975) (15,678)
-
-
(2,028)
(52,295)
(41,975) (17,706)
Share of losses of equity
accounted investments
(313)
(50,135)
-
-
-
-
(313)
(50,135)
-
(Loss)/profit before taxation
(37,175)
158,586 249,025
-
-
134,527
(37,175)
158,586 383,552
Income tax 7
(17,548)
(54,723)
(60,928) 1,782
-
-
-
(17,548)
(60,928) 1,782
(Loss)/profit before loss on
disposal of discontinued
operation
97,658 250,807
-
-
134,527
(54,723)
97,658 385,334
Loss on disposal of discontinued
operations
11
-
- -
-
-
(10,532)
-
- (10,532)
(Loss)/profit for the year
(54,723)
97,658 250,807
-
-
123,995
(54,723)
97,658 374,802
Attributable to:
Equity owners of the parent
(45,808)
49,420 202,939
-
-
91,374
(45,808)
49,420 294,313
Non-controlling interest
(8,915)
48,238 47,868
-
-
32,621
(8,915)
48,238 80,489
(Loss)/profit for the year
(54,723)
97,658 250,807
-
-
123,995
(54,723)
97,658 374,802
¹
The discontinued operations relate to the disposal of Blyvooruitzicht Gold Mining Company Limited (Blyvoor) on June 1, 2012.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (continued)
for the year ended June 30, 2014
Continuing operations
Discontinued operations
1
Total operations
2014
2013
Restated
2012
Restated
2014
2013
Restated
2012
2014
2013
Restated
2012
Restated
Note
R'000
R'000
R'000
R'000
R'000
R'000
R'000
R'000
R'000
Other comprehensive income, net of tax
Items that are or may be reclassified to profit or loss
Net foreign exchange translation reserve
-
9,134
(3,999)
-
-
-
-
9,134
(3,999)
Foreign exchange profit/(loss) on translation
-
9,134
(3,999)
-
-
-
-
9,134
(3,999)
Net fair value adjustment on
available-for-sale investment
(51,626)
34,570
16,480
-
-
2,703
(51,626)
34,570
19,183
Fair value adjustment on available-for-sale
investment
(49,872)
(72,113)
20,572
-
-
2,328
(49,872)
(72,113)
22,900
Impairment of available-for-sale investment
reclassified to profit or loss
-
101,261
-
-
-
-
-
101,261
-
Non-controlling interest in fair value
adjustment on available-for-sale investment
(1,754)
951
379
-
-
375
(1,754)
951
754
Deferred taxation thereon
-
4,471
(4,471)
-
-
-
-
4,471
(4,471)
Net gain on disposal of available-for-sale
financial assets reclassified to profit or loss
-
-
-
-
-
(6,656)
-
-
(6,656)
Net gain on disposal of available-for-sale
financial assets
-
-
-
-
-
(4,925)
-
-
(4,925)
Non-controlling interest in net gain on
disposal of available-for-sale financial assets
-
-
-
-
-
(1,731)
-
-
(1,731)
Deferred taxation thereon
-
-
-
-
-
-
-
-
-
Total comprehensive income for the year
(106,349)
141,362
263,288
-
-
120,042
(106,349)
141,362
383,330
Attributable to:
Equity owners of the parent
(95,680)
92,173
215,040
-
-
88,777
(95,680)
92,173
303,817
Non-controlling interest
(10,669)
49,189
48,248
-
-
31,265
(10,669)
49,189
79,513
Total comprehensive income for the year
(106,349)
141,362
263,288
-
-
120,042
(106,349)
141,362
383,330
Earnings per share attributable to equity
owners of the parent
Basic (loss)/earnings per share (cents)
8
(12)
13
53
-
-
24
(12)
13
77
Diluted (loss)/earnings per share
(cents)
8
(12)
13
53
-
-
24
(12)
13
77
The accompanying notes are an integral part of these consolidated financial statements.
¹
The discontinued operations relate to the disposal of Blyvooruitzicht Gold Mining Company Limited (Blyvoor) on June 1, 2012.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2014
2014
2013
Restated
Note
R’000
R’000
ASSETS
Non-current assets
1,970,344
2,064,676
Property, plant and equipment 9
1,755,503
1,756,333
Non-current investments and other assets 10
213,417
305,141
Equity accounted investments 12
-
313
Deferred tax asset 19
1,424
2,889
Current assets
470,402
604,324
Inventories 13
147,189
138,847
Trade and other receivables 14
99,523
82,734
Current tax asset
5,885
6,092
Cash and cash equivalents 23
208,932
376,651
Assets held-for-sale 15
8,873
-
Total assets
2,440,746
2,669,000
EQUITY AND LIABILITIES
Equity
1,481,211
1,643,672
Equity of the owners of the parent 16
1,249,071
1,400,863
Non-controlling interest
232,140
242,809
Non-current liabilities
652,062
782,730
Provision for environmental rehabilitation 17
451,203
524,323
Post-retirement and other employee benefits 18
9,275
8,653
Deferred tax liability 19
116,084
106,422
Loans and borrowings 20
75,500
143,332
Current liabilities
307,473
242,598
Trade and other payables
211,790
217,286
Loans and borrowings 20
73,195
24,294
Post-retirement and other employee benefits 18
1,958
1,018
Liabilities held-for-sale 15
20,530
-
Total liabilities
959,535
1,025,328
Total equity and liabilities
2,440,746
2,669,000
The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended June 30, 2014
Number
of
ordinary
shares
Number of
cumulative
preference
shares
Share capital
R’000
Cumulative
preference
share
capital
R’000
Revaluation
and other
reserves
1
R’000
Retained
earnings
R’000
Equity of the
owners of the
parent
R’000
Non-
controlling
interest
R’000
Total equity
R’000
Balance at June 30, 2011 reported previously
384,884,379
5,000,000
4,132,604
500
203,349
(3,089,215)
1,247,238
(28,072)
1,219,166
Impact of the change in accounting policies (refer note 1) (2,035) (2,035) 2,035 -
Balance at July 1, 2011 restated
384,884,379
5,000,000
4,132,604
500
203,349
(3,091,250)
1,245,203
(26,037)
1,219,166
Staff options exercised 499,388 1,818 1,818 1,818
Share issue expense (555) (555) (555)
Share-based payments 4,133 4,133 4,133
Non-controlling interest on disposal of subsidiary 97,496 97,496
Transfer of reserves on disposal of subsidiary (11,469) 11,469 - -
Treasury shares acquired through subsidiary (58,228) (58,228) (58,228)
Treasury shares disposed of by subsidiary 13,478 13,478 13,478
Dividend on ordinary share capital (28,872) (28,872) (28,872)
Restated total comprehensive income for the year² 9,062 294,755 303,817 79,513 383,330
Balance at June 30, 2012 Restated
385,383,767
5,000,000
4,089,117
500
205,075
(2,813,898)
1,480,794
150,972
1,631,766
Share issue expenses (180) (180) (180)
Share-based payments 1,166 1,166 1,166
Share option buy-out (24,052) (24,052) (24,052)
Non-controlling interest on disposal of subsidiary (58,384) (58,384) 58,384 -
Treasury shares disposed of by subsidiary 350 350 350
Dividend on ordinary share capital (91,004) (91,004) (15,736) (106,740)
Restated total comprehensive income for the year² 42,753 49,420 92,173 49,189 141,362
Balance at June 30, 2013 Restated
385,383,767
5,000,000
4,089,287
500
224,942
(2,913,866)
1,400,863
242,809
1,643,672
Share issue expenses
(1,060)
(1,060)
(1,060)
Share-based payments
520
520
520
Share option buy-out
(2,734)
(2,734)
(2,734)
Treasury shares disposed of by subsidiary
247
247
247
Dividend on ordinary share capital
(53,085)
(53,085)
(53,085)
Total comprehensive income for the year²
(49,872)
(45,808)
(95,680)
(10,669)
(106,349)
Balance at June 30, 2014
385,383,767
5,000,000
4,088,474
500
172,856
(3,012,759)
1,249,071
232,140
1,481,211
The accompanying notes are an integral part of these consolidated financial statements.
1
Revaluation and other reserves comprise share-based payment reserves, foreign currency translation reserve (arises on the translation of a foreign joint venture in Zimbabwe) and asset revaluation reserves.
² Refer to the consolidated statement of profit or loss and other comprehensive income for a detailed analysis of total comprehensive income for the year.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2014
2014
2013
Restated
2012
Restated
Note
R’000
R’000
R’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from sales of precious metals
1,814,219
2,076,496 3,004,264
Cash paid to suppliers and employees
(1,726,835)
(1,634,175) (2,392,714)
Cash generated by operations
21
87,384
442,321 611,550
Finance income
16,359
27,337 18,243
Dividends received
-
32,470 34
Finance expenses
(16,838)
(4,097) (3,382)
Income tax (paid)/received
(6,214)
4,185 (5,275)
Net cash inflow from operating activities
80,691
502,216 621,170
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of non-current investments and other assets
(7)
(58,292) (55,497)
Cash flow on disposal of investments
-
1,839 -
Additions to property, plant and equipment
(158,593)
(368,478) (319,097)
Advance to equity accounted investment
-
(13,946) (14,549)
Proceeds on disposal of property, plant and equipment
992
31,970 12,470
Environmental rehabilitation payments
(14,170)
(22,476) (19,766)
Cash flow on disposal of subsidiaries, net of cash disposed 22
-
- (9,584)
Net cash outflow from investing activities
(171,778)
(429,383) (406,023)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of shares
-
- 1,818
Share issue expenses
(1,060)
(180) (555)
Acquisition of treasury shares
-
- (58,228)
Proceeds on disposal of treasury shares
247
350 13,478
Advances of loans and borrowings
-
163,332 -
Repayments of loans and borrowings
(20,000)
(30,690) (96,194)
Share option buy-out
(2,734)
(24,052) -
Dividends paid
(53,085)
(103,063) (28,872)
Net cash (outflow)/inflow from financing activities
(76,632)
5,697 (168,553)
NET (DECREASE)/INCREASE IN CASH AND CASH
EQUIVALENTS
78,530 46,594
Cash and cash equivalents at beginning of the year
376,651
(167,719)
298,035 251,383
Foreign exchange movements
-
86 58
Cash and cash equivalents at the end of the year
23
208,932
376,651 298,035
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended June 30, 2014
1. ACCOUNTING POLICIES
REPORTING ENTITY
DRDGOLD Limited (the company) is domiciled in South Africa. These consolidated financial statements comprise the company, its subsidiaries (collectively the “group” and individually “group companies”) and interest in equity accounted investments.
BASIS OF ACCOUNTING
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS)
and its interpretations adopted by the International Accounting Standards Board (IASB), SAICA Financial Reporting Guides as
issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting
Standards Council as well as the requirements of the Companies Act of South Africa.
The consolidated financial statements were approved by the board of directors on September 30, 2014.
Details of the group’s accounting policies are outlined in this note.
FUNCTIONAL AND PRESENTATION CURRENCY
The consolidated financial statements are presented in South African rands, which is the company's functional currency. All financial information presented in South African rands has been rounded to the nearest thousand, unless otherwise stated.
USE OF ESTIMATES AND JUDGMENTS
The preparation of the consolidated financial statements in conformity with the IFRS, requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses.
The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is outlined below:
(a) Recoverable amount of mining assets and depreciation
The recoverable amounts of mining assets are determined using discounted future cash flows. Management also considers such factors as the market capitalisation of the group, the quality of the individual ore body and the country risk in determining the recoverable amount. During the year under review, the group calculated a recoverable amount based on updated life-of-mine plans, a gold price of R453 121 a kilogram (2013: R410 473 a kilogram) in year one escalating at an average of 7.2% (2013: 6.7%) a year, and a discount rate of 26.3%. At a 10% lower gold price received, a R894.2 million impairment would be recognised and at a 4.7 percentage points (18%) increase in the discount rate to
31.0%, the group would begin impairment of the mining assets (refer to note 9).
The calculation of the units-of-production rate of depreciation could be affected if actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral reserves.
Factors could include:
• changes in proved and probable mineral reserves;
• the grade of mineral reserves may vary significantly from time to time;
• differences between actual commodity prices and commodity price assumptions;
• unforeseen operational issues at mine sites;
• changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates; and
• changes in mineral reserves which could similarly affect the useful lives of assets depreciated on the straight-line basis, where those lives are limited to the life of the mine.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
USE OF ESTIMATES AND JUDGMENTS (continued)
(b) Valuation of financial instruments
If the value of a financial instrument cannot be obtained from an active market, the group has established fair value by using valuation techniques. These include the use of net asset values of investees, recent arm’s-length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis and option pricing models, refined to reflect the issuer’s specific circumstances.
(c) Estimate of exposure and liabilities with regard to rehabilitation costs
Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.
An average discount rate of 8.3% (2013: 7.6%), average inflation rate of 6.0% (2013: 5.4%) and expected life-of-mine according to the life-of-mine plans were used in the calculation of the estimated net present value of the rehabilitation liability (refer to note 17).
(d) Estimate of tax
The group is subject to income tax in South Africa and Zimbabwe. Significant judgement is required in determining income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will have an impact on the income tax and deferred tax provisions in the period in which such determination is made.
(e) Fair value of share-based compensation
The fair value of options granted is determined using the Black-Scholes option pricing model. The significant inputs into the model are: vesting period and conditions, risk-free interest rate, volatility, market price on date of grant and issue price of grant. Other inputs are: performance criteria and employee retention rate (refer to note 18 for detail on the share option scheme and phantom share scheme).
(f) Gold in lock-up
Gold in lock-up in certain plants is estimated based on the metallurgist’s best estimate of the gold content and grade thereof.
(g) Assessment of contingencies
Contingencies will realize only when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.
(h) Mineral Reserves estimates
At the end of each financial year, the estimate of proved and probable Mineral Reserves is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.
Mineral Reserves are estimates of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
USE OF ESTIMATES AND JUDGMENTS (continued)
(h) Mineral Reserves estimates (continued)
Estimating the quantity and/or grade of mineral reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.
The group is required to determine and report mineral reserves in accordance with the South African Code for the
Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC Code).
Because the economic assumptions used to estimate mineral reserves change from period to period and because additional geological data is generated during the course of operations, estimates of mineral reserves may change from period to period. Changes in reported mineral reserves may affect the group’s financial results and financial position in a number of ways including the following:
· asset carrying values may be affected due to changes in estimated future cash flows;
· depreciation, depletion and amortization charged in profit or loss may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
· decommissioning, site restoration and environmental provisions may change where changes in estimated mineral reserves affect expectations about the timing or cost of these activities; and
· the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.
These adjustments are made prospectively where relevant.
(i) Estimate of deferred tax
The amount recognised as a deferred tax asset is generally determined using discounted future cash flows aligned to estimates used in the calculation of depreciation and rehabilitation liabilities. Management considers all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilised. These factors include profitability of operations and an estimate of the gold price. The amount recognised as a deferred tax asset is sensitive to the current gold spot price. The amount recognised at June 30, 2014 is based on a future gold price received of R453 121 a kilogram (2013: R410 473 a kilogram) in year one, escalating at an average of 7.2%
(2013: 6.7%) a year.
(j) Measurement of fair values
A number of the group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
Management regularly reviews significant unobservable inputs and valuation adjustments.
If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.
Significant valuation issues are reported to the group audit and risk committee.
When measuring the fair value of an asset or a liability, the group uses market observable data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation as follows.
• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
• Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
• Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability might be categorised in different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
USE OF ESTIMATES AND JUDGMENTS (continued)
The group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values is included in note 25.
BASIS OF MEASUREMENT
The financial statements are prepared on the historical cost basis, unless otherwise stated.
CHANGES IN ACCOUNTING POLICIES
Except for the changes below, the group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements.
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS AND INTERPRETATIONS NOT
APPLICABLE
The following new standards, amendments to standards and interpretations with a date of initial application of July 1, 2013 are not applicable to the group:
IAS 28 – investments in associates and joint ventures
IAS 28 (2012) supersedes IAS 28 (2008) and makes the following amendments:
• IFRS 5 applies to an investment, or a portion of an investment, in an associate or a joint venture that meets the criteria to be classified as held-for-sale; and
• on cessation of significant influence or joint control, even if an investment in an associate becomes an investment in a joint venture or vice versa, the entity does not remeasure the retained interest.
Amendments to IFRS 7 – financial instruments: disclosures: offsetting financial assets and financial liabilities
The amendments contain new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position, or are subject to enforceable master netting arrangements or similar agreements. Where the group applies offsetting in the financial statements, it will be required to provide additional disclosures in this regard.
IFRIC 20 – stripping costs in the production phase of a surface mine
The interpretation sets out principles for the recognition of production stripping costs in the statement of financial position. It is recognised that some production stripping in surface mining activity will benefit production in future periods and sets out criteria for capitalising such costs.
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS AND INTERPRETATIONS
ADOPTED
The group adopted the following new standards, amendments to standards and interpretations, which are applicable to the group, with a date of initial application of July 1, 2013:
IFRS 10 (2011) – consolidated financial statements, IFRS 11 – joint arrangements, IFRS 12 – disclosures of interests in other entities
IFRS 10 (2011) introduces a single control model to determine whether an investee should be consolidated. The new standard changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to control those returns through its power over the investee.
Under IFRS 11, the structure of the joint arrangement, although still an important consideration, is no longer the major factor in determining the type of joint arrangement and therefore the subsequent accounting.
• The group’s interest in a joint operation, which is an arrangement in which the parties have rights to the assets and obligations for the liabilities, will be accounted for on the basis of the group’s interest in those assets and liabilities.
• The group’s interest in a joint venture which is an arrangement in which the parties have rights to the net assets, will be equity accounted.
IFRS 12 brings together in a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 requires the disclosure of information about the nature, risks and financial effects of these interests. As a result of IFRS 12, the group has expanded its disclosure about its interests in subsidiaries (refer note 11) and equity accounted investments (refer note 12).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS AND INTERPRETATIONS
ADOPTED (continued)
IFRS 13 – fair value measurement
IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements when such measurements are required or permitted by other IFRSs. It unifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It replaces and expands the disclosure requirements about fair value measurements in other IFRSs, including IFRS 7. As a result, the group has included additional disclosures in this regard (refer note 26).
In accordance with the transitional provisions of IFRS 13, the group has applied the new fair value measurement guidance prospectively and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no impact on the measurements of the groups’ assets and liabilities.
IAS 19 amended 2012 – employee benefits
The amended IAS 19 includes the following requirements:
• actuarial gains and losses are recognised immediately in other comprehensive income; this change will remove the corridor method and eliminate the ability for entities to recognise all changes in the defined benefit obligation and in plan assets in profit or loss, which currently is allowed under IAS 19; and
• expected return on plan assets recognised in profit or loss is calculated based on the rate used to discount the defined benefit obligation.
No actuarial gains or losses were recognised by the group in the current or preceding financial year due to no actuarial valuation being performed. Future actuarial gains or losses that may result from future actuarial valuations will be recognised immediately in other comprehensive income.
Impact of changes in accounting policies
Other than outlined below, these standards, amendments to standards and interpretations did not have any effect on the financial position or financial performance of the group.
i) The group has adopted IFRS11 – Joint Arrangements with an effective date of July 1, 2013. The group’s previous accounting policy was to proportionately consolidate investments in joint arrangements. With the adoption of IFRS 11 – Joint Arrangements the group applies equity accounting and have retrospectively restated the comparative information. The group re-evaluated its involvement in its joint arrangement and the investee continues to be classified as a joint venture.
ii) The group has adopted IFRS 10 Consolidated Financial Statements and has reassessed the control conclusion for its investees at July 1, 2013. The group’s previous accounting policy was to consolidate the Guardrisk Cell Captive as a special purpose entity
(SPE) on a line by line basis. With the adoption of IFRS 10 Consolidated Financial Statements the Guardrisk Cell Captive is not
considered to be controlled by the group and is therefore not consolidated with an effective date of July 1, 2013.
The Cell Captive cell # 170, to which DRDGOLD is a shareholder, holds funds that may be applied only towards the settlement of the DRDGOLD group’s environmental rehabilitation obligations under financial guarantees issued by Guardrisk Insurance
Company Limited to the Department of Mineral Resources (DMR). The group is therefore considered to have a right to the funds held in the Guardrisk Cell Captive and therefore recognised a reimbursive right to these funds in the hands of Ergo under IFRIC 5
Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.
The consolidated statement of financial position at June 30, 2013, the statements of profit or loss and other comprehensive income, statements of changes in equity and statements of cash flows for the 2 years then ended respectively, have been restated
with the effects of IFRS 10, IFRIC 5 and IFRS 11 where relevant.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS AND INTERPRETATIONS
ADOPTED (continued)
Impact of changes in accounting policies (continued)
Adjustments to the consolidated statements of financial position
As stated
previously
IFRS 10 and
IFRIC 5
IFRS 11
Restated
R’000
R’000
R’000
R’000
At June 30, 2013
Non-current investments and other assets 307,070 (1,929) – 305,141
Equity accounted investments – – 313 313
Trade and other receivables 82,745 (11) – 82,734
Cash and cash equivalents 377,169 – (518) 376,651
Other assets 1,904,161 – – 1,904,161
Total assets
2,671,145
(1,940)
(205)
2,669,000
Deferred tax liability 100,765 5,657 – 106,422
Trade and other payables 220,491 (3,000) (205) 217,286
Other liabilities 701,620 – – 701,620
Total liabilities
1,022,876
2,657
(205)
1,025,328
Equity of the owners of the parent 1,427,035 (26,172) – 1,400,863
Non-controlling interest 221,234 21,575 – 242,809
Equity
1,648,269
(4,597)
–
1,643,672
At June 30, 2012
Property, plant and equipment 1,641,557 – (26 984) 1,614,573
Non-current investments and other assets 341,752 (1,842) – 339,910
Equity accounted investments – – 27 368 27,368
Trade and other receivables 61,896 (675) (679) 60,542
Cash and cash equivalents 298,506 – (471) 298,035
Other assets 148,578 – – 148,578
Total assets
2,492,289
(2,517)
(766)
2,489,006
Deferred tax liability 87,032 2,542 – 89,574
Trade and other payables 227,511 (2,904) (766) 223,841
Other liabilities 543,825 – – 543,825
Total liabilities
858,368
(362)
(766)
857,240
Equity of the owners of the parent 1,497,192 (16,398) – 1,480,794
Non-controlling interest 136,729 14,243 – 150,972
Equity
1,633,921
(2,155)
–
1,631,766
At July 1, 2011
Non-current investments and other assets 159,312 7,729 – 167,041
Cash and cash equivalents 259,112 (7,729) – 251,383
Other assets 1,870,237 – – 1,870,237
Total assets
2,288,661
–
–
2,288,661
Equity of the owners of the parent 1,247,238 (2,035) – 1,245,203
Non-controlling interest (28,072) 2,035 – (26,037)
Equity
1,219,166
–
–
1,219,166

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS AND INTERPRETATIONS
ADOPTED (continued)
Impact of changes in accounting policies (continued)
Adjustments to the consolidated statement of profit or loss and other comprehensive income
Year ended June 30, 2013
Year ended
June 30, 2013
as stated
previously
IFRS 10
IFRS 11
Year ended
June 30, 2013
Restated
and
IFRIC 5
R’000
R’000
R’000
R’000
Impairments (238,001) – 50,135 (187,866)
Administration expenses and general costs (78,070) 13,521 – (64,549)
Results from operating activities 121,048 13,521 50,135 184,704
Finance income 65,968 24 – 65,992
Share of losses of equity accounted investments – – (50,135) (50,135)
Profit before tax 145,041 13,545 – 158,586
Income tax (44,941) (15,987) – (60,928)
Profit before loss on disposal of discontinued operation 100,100 (2,442) – 97,658
Profit for the year
100,100
(2,442)
–
97,658
Attributable to:
Equity owners of the parent 59,194 (9,774) – 49,420
Non-controlling interest 40,906 7,332 – 48,238
Total comprehensive income for the year
143,804
(2,442)
–
141,362
Attributable to:
Equity owners of the parent 101,947 (9,774) – 92,173
Non-controlling interest 41,857 7,332 – 49,189
Earnings per share attributable to equity owners of
the parent
Basic earnings per share (cents) 16 (3) – 13
Diluted basic earnings per share (cents) 16 (3) – 13
Adjustments to the consolidated statement of cash flows
Year ended June 30, 2013
Year ended
June 30, 2013
as stated
previously
IFRS 10
IFRS 11
Year ended
June 30, 2013
Restated
and
IFRIC 5
R’000
R’000
R’000
R’000
Net cash inflow from operating activities 502,263 – (47) 502,216
Net cash outflow from investing activities (429,383) – – (429,383)
Additions to property, plant and equipment (382,424) – 13 946 (368,478)
Advance to equity accounted investment – – (13 946) (13,946)
Other net cash flows from investing activities (46,959) – – (46,959)
Net cash inflow from financing activities 5,697 – – 5,697
Net increase in cash and cash equivalents
78,577
–
(47)
78,530
Cash and cash equivalents at the beginning of the year 298,506 – (471) 298,035
Foreign exchange movements 86 – – 86
Cash and cash equivalents at the end of the year
377,169
–
(518)
376,651

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS AND INTERPRETATIONS
ADOPTED (continued)
Impact of changes in accounting policies (continued)
Adjustments to the consolidated statement of profit or loss and other comprehensive income
Year ended June 30, 2012
Year ended
June 30, 2012
as stated
previously
IFRS 10
IFRS 11
Year ended
June 30, 2012
Restated
and
IFRIC 5
R’000
R’000
R’000
R’000
Administration expenses and general costs (121,537) (12,053) – (133,590)
Results from operating activities 379,765 (12,053) – 367,712
Finance income 33,440 106 – 33,546
Profit before tax 395,499 (11,947) – 383,552
Income tax (8,010) 9,792 – 1,782
Profit before loss on disposal of discontinued operation 387,489 (2,155) – 385,334
Profit for the year
376,957
(2,155)
–
374,802
Attributable to:
Equity owners of the parent 308,675 (14,362) – 294,313
Non-controlling interest 68,282 12,207 – 80,489
Total comprehensive income for the year
385,485
(2,155)
–
383,330
Attributable to:
Equity owners of the parent 318,180 (14,363) – 303,817
Non-controlling interest 67,305 12,208 – 79,513
Earnings per share attributable to equity owners of
the parent
Basic earnings per share (cents) 80 (3) – 77
Diluted basic earnings per share (cents) 80 (3) – 77
Adjustments to the consolidated statement of cash flows
Year ended June 30, 2012
Year ended
June 30, 2012
as stated
previously
IFRS 10
IFRS 11
Year ended
June 30, 2012
Restated
And
IFRIC 5
R’000
R’000
R’000
R’000
Net cash inflow from operating activities 621,170 – – 621,170
Cash generated by operations 623,583 (12,033) – 611,550
Income tax (paid) (17,308) 12,033 – (5,275)
Other net cash flows from operating activities 14,895 – – 14,895
Net cash outflow from investing activities (413,281) 7,729 (471) (406,023)
Additions to property, plant and equipment (333,175) – 14,078 (319,097)
Advance to equity accounted investment – – (14,549) (14,549)
Acquisition of non-current investments and other
assets
(63,226) 7,729 – (55,497)
Other net cash flows from investing activities (16,880) – – (16,880)
Net cash inflow from financing activities (168,553) – – (168,553)
Net increase in cash and cash equivalents
39,336
7,729
(471)
46,594
Cash and cash equivalents at the beginning of the year 259,112 (7,729) – 251,383
Foreign exchange movements 58 – – 58
Cash and cash equivalents at the end of the year
298,506
–
(471)
298,035

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
BASIS OF CONSOLIDATION
Non-controlling interests (NCI)
NCI are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.
Changes in the group’s interest in a subsidiary which do not lead to loss of control are accounted for as equity transactions with equity owners in their capacity as equity owners and no profit or loss is recognised.
In the absence of an agreement with non-controlling interest shareholders, losses in subsidiaries are allocated to non-controlling interests even if doing so causes the non-controlling interest to have a deficit balance.
Subsidiaries
Subsidiaries are entities controlled by the group. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
Loss of control
When the group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at the fair value when control is lost, which is deemed to be the cost price, and, depending on the nature of the remaining investment, is either recognised as an associate, joint venture or as a financial instrument.
Interest in equity accounted investments
The group’s interest in equity accounted investments comprises interests in an associate and a joint venture.
Associates are those entities in which the group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the group has joint control, whereby the group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.
Interest in associates and joint ventures are accounted for using the equity method. They are initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the group’s share of profit or loss and OCI of equity accounted investees, until the date on which significant influence or joint control ceases. Any losses from associates and joint ventures are brought to account in the consolidated financial statements until the interest in such associates and joint ventures are written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates and joint ventures.
Significant influence is presumed to exist when the group holds between 20% and 50% of the voting power of another entity.
Transactions eliminated on consolidation
Intra-group balances, transactions and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investments are eliminated against the investment to the extent of the group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.
Acquisitions from entities under common control
Business combinations arising from transfers of interests in entities that are under the control of the shareholder which controls the group are accounted for as if the acquisitions had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. For this purpose comparatives are restated. The assets and liabilities acquired are recognised at the carrying amounts recognised previously in the group controlling shareholder’s consolidated financial statements. Any excess (shortfall) of the purchase consideration over the net asset value acquired is recognised in equity as a notional distribution to (contribution by) owners.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
FOREIGN CURRENCY
Foreign currency transactions
Transactions in foreign currencies undertaken by group entities are translated to the functional currency at the exchange rates ruling at the dates of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies, measured at fair value, are translated at foreign exchange rates ruling at the date that the fair value was determined. Foreign exchange differences arising on translation are recognised in profit or loss.
Foreign currency differences arising from the translation of available-for-sale equity investments (except on impairment in which case the foreign currency differences that have been recognised in OCI are reclassified to profit or loss) are recognised in OCI.
Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into South African rands at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to South African rands at exchange rates at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised in other comprehensive income and accumulated within equity in the foreign currency translation reserve. When a foreign operation is disposed of, the relevant amount in the foreign currency translation reserve is transferred to profit or loss as part of the profit or loss on disposal. On partial disposal of a subsidiary that includes a foreign operation, the relevant portion of such cumulative amount is reattributed to non-controlling interest.
Net investment in foreign operations
Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised in other comprehensive income and presented within equity in the foreign currency translation reserve in the consolidated financial statements.
FINANCIAL INSTRUMENTS
The entity classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.
The entity classifies non-derivative financial liabilities into the financial liabilities measured at amortised cost category.
(i) Non derivative financial assets and financial liabilities – recognition and derecognition
The entity initially recognises loans and receivables on the date when they are originated. All other financial assets and financial liabilities are initially recognised on the trade date.
Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or to the extent that the group transfers substantially all the risks and rewards of ownership of the financial asset. Any interest in such derecognised financial assets that is created or retained by the entity is recognised as a separate asset or liability.
Financial liabilities are derecognised when the obligation specified in the contract is discharged or cancelled or has expired. Any gain or loss on derecognition is taken to profit or loss.
Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the entity has a legal right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.
(ii) Non derivative financial assets – measurement
Loans and receivables
These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method less any impairment losses.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
FINANCIAL INSTRUMENTS (continued)
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Subsequent to initial recognition, cash and cash equivalents are measured at amortised cost, which is equivalent to their fair value. Bank overdrafts that are repayable on demand and form an integral part of the group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
Cash and cash equivalents include restricted cash and are short-term in nature. Restricted cash which is long-term in nature is classified as non-current and is similar in nature to rehabilitation trust funds. Restricted cash would typically be long-term in nature when it is expected not to be able to be utilised for at least 12 months after the reporting date.
Available-for-sale financial assets
The group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets.
These assets are initially recognised at fair value plus any directly attributable transaction costs.
Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses are recognised in other comprehensive income and accumulated in the fair value reserve. When these assets are derecognised, the gain or loss accumulated in equity is reclassified to profit or loss.
(iii) Non-derivative financial liabilities – measurement
Non-derivative financial liabilities are initially recognised at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortised cost using the effective interest method.
PROPERTY, PLANT AND EQUIPMENT
Recognition and measurement
The group’s property, plant and equipment consist mainly of mining assets which comprise mining properties (including mineral rights), mine development costs, mine plant facilities, exploration assets and vehicles.
Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses.
Development costs, which are capitalised, consist primarily of expenditure that gives access to proved and probable mineral reserves.
Capitalised development costs include expenditure incurred to develop new ore bodies, to define future mineralisation in existing ore bodies and to expand the capacity of a mine. Mine development costs to maintain production are expensed as incurred. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred (refer to accounting policy on borrowing costs capitalised). Mine development costs capitalised, include acquired proved and probable mineral reserves at the acquisition date.
Exploration and evaluation costs, including the costs of acquiring licences, property and qualifying borrowing costs, are capitalised as exploration assets on a project-by-project basis, pending determination of the technical feasibility and commercial viability of the project. The capitalised costs are presented as tangible assets according to the nature of the assets acquired. When a licence is relinquished or a project is abandoned, the related costs are recognised in profit or loss immediately. Pre-licence costs are recognised in profit or loss as incurred.
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
PROPERTY, PLANT AND EQUIPMENT (continued)
Any gains or losses on disposal of an item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of property, plant and equipment and are recognised in profit or loss. When assets are sold which have been revalued on acquisition for consolidation purposes, the amounts included in the revaluation reserve are transferred to retained earnings (refer to note 16).
Subsequent expenditure
The group recognises in the carrying amount of an item of property, plant and equipment, the cost of replacing part of an item when that cost is incurred, if it is probable that the future economic benefits embodied within the part will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other costs are recognised in profit or loss as an expense as incurred.
Depreciation
Depreciation of mining properties (including mineral rights), mine development and mine plant facilities are computed using the units-of-production method based on estimated proved and probable mineral reserves, which are calculated using the group’s life-
of-mine business plans and a gold price at the end of each financial year. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits.
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
The current estimated useful lives for the current and comparative periods are:
• mine properties – life-of-mine, currently between seven (2013: eight and 2012: three) and eight (2013: nine and 2012:
eleven) years;
• mine development – life-of-mine, currently between seven (2013: eight and 2012: three) and eight (2013: nine and
2012: eleven) years;
• mine plant facilities – life-of-mine, currently between six (2013: 18 and 2012: 36) months and eight (2013: nine and
2012: eleven) years; and
• equipment and vehicles – three to five years.
The residual values, estimated useful lives and depreciation method are reassessed annually and adjusted if appropriate.
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
for the year ended June 30, 2014
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
Non-financial assets
The carrying amounts of the group’s assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For purposes of impairment testing, assets are grouped together into the smallest group of assets which generates cash flows from continuing use that is largely independent of the cash inflows of other assets or groups of assets (cash-generating units).
An impairment loss is recognised directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognised in profit or loss.
Impairment losses recognised in respect of cash-generating units are allocated to the carrying amounts of the assets in the unit
(group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised.
Exploration assets
Exploration assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration assets are allocated to cash-generating units consistent with the determination of reportable segments.
The technical feasibility and commercial viability of extracting a Mineral Resource is considered to be determinable when proven reserves are determined to exist. Upon the determination of proven reserves, exploration assets attributable to those Reserves are first tested for impairment and then reclassified from exploration assets to a separate category within tangible assets. Expenditure deemed to be unsuccessful is recognized in profit or loss immediately.
INVENTORIES
Gold in process is stated at the lower of cost and net realisable value. Costs are assigned to gold in process on a weighted average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing as they are reliably measurable at that point. Selling, refining and general administration costs are excluded from inventory valuation.
Consumable stores are stated at the lower of cost and net realisable value. Cost of consumables is based on the weighted average cost principle and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
INVENTORIES (continued)
Bullion is stated at the lower of cost and net realisable value.
Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.
INCOME TAX
Income tax expense comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to business combinations, or to items recognised directly in equity or other comprehensive income.
Current tax
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax
Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognised for tax purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries and joint ventures to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognised for taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, if these relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, if the company intends to settle current tax liabilities and assets on a net basis, or if their tax assets and liabilities will be realised simultaneously.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Dividends Withholding tax
Dividends withholding tax is a tax on certain shareholders receiving dividends and is applicable to all dividends declared on or after April 1, 2012.
The company withholds dividends tax on behalf of certain of its shareholders at a rate of 15% on dividends declared. Amounts withheld are not recognised as part of the company’s tax charge but rather as part of the dividend paid recognised directly in equity. Where withholding tax is withheld on dividends received, the dividend is recognised at the gross amount with the related withholdings tax recognised as part of tax expense unless it is otherwise reimbursable in which case it is recognised as an asset.
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
SHARE CAPITAL (continued)
Dividends
Dividends are recognized as a liability in the period in which they are declared.
EMPLOYEE BENEFITS
Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through monthly contributions to these defined contribution plans. Obligations for contributions are recognised as an employee benefit expense in profit or loss as incurred.
Long-service benefits
The group makes long-service bonus payments (long-service awards) for certain eligible employees under the Chamber of Mines of South Africa Long Service Award Scheme. The amount of the award is based on both the employee’s skill level and years of service with gold mining companies that qualify for the scheme. The obligation is accrued over the service life of the employees and is calculated using a projected unit credit method. Any actuarial gains or losses are recognised in other comprehensive income in the period in which they arise.
Post-retirement medical benefits
Post-retirement medical benefits in respect of qualifying employees are recognised over the expected remaining service lives of relevant employees and the remaining life expectancies of retirees. The group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis and discounted using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Periodic valuation (currently every three years) of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. The fair value of any plan assets is deducted. Actuarial gains and losses are recognised immediately in other comprehensive income. When the calculation results in a benefit to the group, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.
When the benefits of a plan are changed, the portion of the changed benefit relating to past service by employees is recognised in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in other comprehensive income.
Termination benefits
Termination benefits are recognised as an expense when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.
Termination benefits for voluntary redundancies are recognised as an expense if the group has made an offer for voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.
Share-based payment transactions
Equity settled share based payment awards
The group grants share options to certain employees under an employee share plan to acquire shares of the company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options.
The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest, except where forfeiture is only due to market conditions such as share prices not achieving the threshold for vesting.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
EMPLOYEE BENEFITS (continued)
Cash settled share based payment awards
The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the liability are recognised as employee benefit expenses in profit or loss. The fair value of the options granted is measured using the Black-Scholes option pricing model at each reporting date.
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
Rehabilitation obligation funds
Rehabilitation obligation funds are used to cover the estimated cost of rehabilitation at the end of the life of the relevant mine.
These contributions are recognised as a right to receive a reimbursement from the fund and measured at the lower of the amount of the decommissioning obligation recognised and the fair value of the fund assets. Changes in the carrying value of the fund assets, other than contributions to and payments from the fund, are recognised in profit or loss.
REVENUE RECOGNITION
Gold bullion and by-products
The group recognizes revenue from the sale of gold bullion and by-products at the fair value of the consideration received or receivable. Revenue is recognized in profit or loss when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. These criteria are usually met when Rand Refinery sells the refined gold (refer note 26).
Government grants
Government grants are not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grant will be received. Grants that compensate the group for expenses incurred are recognized in profit or loss as a deduction against the related expense.
Finance income
Finance income includes dividends received, interest received, growth in the environmental rehabilitation obligation funds, net gains on financial instruments measured at amortised cost, net foreign exchange gains, and other profits and losses arising on disposal of investments. Dividends are recognised when the group’s right to receive payment is established. Interest is recognised on a time proportion basis, taking account of the principle outstanding and the effective rate to maturity on the accrual basis.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
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
ASSETS HELD-FOR-SALE AND DISCONTINUED OPERATIONS
Non-current assets, or disposal groups comprising asset and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than continuing use.
Such assets, or disposal groups are generally measured at lower of their carrying amount and fair value less cost to sell. Any impairment loss on disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets and investment property, which continue to be measured in accordance with the group’s other accounting policies. Impairment losses on initial application as held-for-sale and subsequent gains and losses on remeasurement are recognised in profit or loss.
Once classified as held-for-sale, intangible assets and property, plant and equipment, are no longer amortised or depreciated, and any equity accounted investee is no longer equity accounted.
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
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
NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
At the date of authorisation of these financial statements, the following relevant standards and amendments to accounting standards that may be applicable to the business of the entity were in issue but not yet effective and may therefore have an impact on future financial statements. These new standards and amendments to accounting standards have not been early adopted by the group and a reliable estimateof the impact of the adoption thereof for the group is yet to be determined. The group expects to adopt the standards and amendments to accounting standards when effective.
Standard/interpretation
Effective date
IAS 32 Offsetting Financial Assets and Financial Liabilities January 1, 2014
IAS 36 Recoverable amount disclosures for Non-financial Assets January 1, 2014
IAS 19 Defined Benefit Plans: Employee Contributions July 1, 2014
IAS 24 Related party disclosures July 1, 2014
IFRS 2 Share-based payments July 1, 2014
IFRS 3 Business combinations July 1, 2014
IFRS 8 Operating segments July 1, 2014
IFRS 13 Fair value measurements July 1, 2014
IFRS 15 Revenue from contracts with customers January 1, 2017
IFRS 9 Financial Instruments January 1, 2018
Each of these standards and interpretations is described briefly below:
IAS 32 – offsetting financial assets and financial liabilities
The amended IAS 32 requires disclosure of the actual and potential effects of netting arrangements on the entity’s financial positioning, clarifies current offsetting criteria and addresses inconsistencies in their application.
IAS 36 amendment – recoverable amount disclosures for non-financial assets
The amendments reverse the unintended requirement in IFRS 13 fair value measurement to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognised or reversed.
IAS 19 – Defined Benefit Plans: employee contributions
The amendments introduce relief that will reduce the complexity and burden of accounting for certain contributions from employees or third parties. Such contributions are eligible for the practical expedient if they are:
• set out in the formal terms of the plan;
• linked to service; and
• independent of the number of years of service.
When contributions are eligible for the practical expedient, a company is permitted (but not required) to recognise them as a reduction of the service cost in the period in which the related service is rendered. The group’s defined benefit plan meets these requirements and consequently the group intends to apply this amendment and will recognise the contributions as a reduction of the service costs in the period in which the related service is rendered. The amendments apply retrospectively for annual periods beginning on or after July 1, 2014 with early adoption permitted.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED (continued)
IAS 24 Related Party Disclosures – Definition of ‘related party’
The definition of a ‘related party’ is extended to include a management entity that provides key management personnel (KMP)
services to the reporting entity, either directly or through a group entity.
For related party transactions that arise when KMP services are provided to a reporting entity, the reporting entity is required to separately disclose the amounts that it has recognised as an expense for those services that are provided by a management entity;
however, it is not required to ‘look through’ the management entity and disclose compensation paid by the management entity to the individuals providing the KMP services. The reporting entity will also need to disclose other transactions with the management entity under the existing disclosure requirements of IAS 24 – e.g. loans.
IFRS 2 Share-based payments – Meaning of ‘vesting condition’
IFRS 2 has been amended to clarify the definition of ‘vesting condition’ by separately defining ‘performance condition’ and ‘
service condition’.
For a condition to be a performance condition, it needs to meet both of the following criteria:
• The counterparty has to complete a specified period of service – i.e. a service condition, which can be either explicit or implicit;
and
• The specified performance target(s) has to be met while the counterparty is rendering services.
The period for achieving the performance target(s) cannot extend beyond of the service period, but it may start before the service period – provided that the commencement of the performance target is not substantially before the commencement of the service period. As such, performance targets achieved after the requisite service period would not be accounted for as a performance condition, but would instead be accounted for as a non-vesting condition.
A performance target need to be defined with reference to the entity’s own operations or activities, or with reference to the price or value of the entity’s equity instruments. In this context, ‘entity’ includes entities within the same group.
The amendment also clarifies both:
• How to distinguish between a market and a non-market performance condition; and
• The basis on which a performance condition can be differentiated from a non-vesting condition.
For example, a share market index target would be a non-vesting condition – even if an entity’s shares form part of that index –
because such and index reflects not only the performance of the entity, but also the performance of the other entities outside the group.
Any failure to complete a specified service period – even due to the entity terminating an employee’s employment – would represent failure to satisfy a service condition.
IFRS 3 : Business Combinations – Classification and measurement of contingent consideration
These amendments clarify the classification and measurement of contingent consideration in a business combination.
• When contingent consideration is a financial instrument, its classification as a liability or equity is determined by reference to
IAS 32 Financial Instruments: Presentation, rather than to any other IFRSs.
• Contingent consideration that is classified as an asset or a liability is always subsequently measured at fair value, with changes in fair value recognised in profit or loss.
Consequential amendments are also made to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 9 Financial
Instruments to prohibit contingent consideration from subsequently being measured at amortised cost. In addition, IAS 37
Provisions, Contingent Liabilities and Contingent Assets is amended to exclude provisions related to contingent consideration.
Scope exclusion for the formation of joint arrangements
IFRS 3 has also been amended to clarify that the standard does not apply to the accounting for the formation of all types of joint arrangements in IFRS 11 Joint Arrangements – i.e. including joint operations – in the financial statements of the joint arrangements themselves.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
1. ACCOUNTING POLICIES (continued)
NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED (continued)
IFRS 8 Operating segments – Disclosures on the aggregation of operating segments
IFRS 8 has been amended to explicitly require the disclosure of judgements made by management in applying the aggregation criteria. The disclosures include:
• A brief description of the operating segments that have been aggregated; and
• The economic indicators that have been assessed in determining that the operating segments share similar economic characteristics.
In addition, this amendment clarifies that the reconciliation of the total of the reportable segments’ assets to the entity’s assets is required only if this information is regularly provided to the entity’s chief operating decision maker. This change aligns the disclosure requirements with those for segment liabilities.
IFRS 13 Fair Value Measurement – Measurement of short-term receivables and payables
The IASB has clarified that, in issuing IFRS 13 and making consequential amendments to IAS 39 and IFRS 9, it did not intend to prevent entities from measuring short-term receivables and payables that have no stated interest rate at their invoiced amounts without discounting, if the effect of not discounting is immaterial.
Scope of portfolio exception
The scope of the IFRS 13 portfolio exception – whereby entities are exempted from measuring the fair value of a group of financial assets and financial liabilities with offsetting risk positions on a net basis if certain conditions are met – has been aligned with the scope of IAS 39 and IFRS 9.
IFRS 13 has been amended to clarify that the portfolio exception potentially applies to contracts in the scope of IAS 39 and IFRS
9 regardless of whether they meet the definition of a financial asset or a financial liability under IAS 32 – e.g. certain contracts to buy or sell non-financial items that can be settled net in cash or another financial instrument
IFRS 15 Revenue from contracts with customers
The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognised.
IFRS 9 – financial instruments (2010), IFRS 9 Financial Instruments (2009)
IFRS 9 (2009) introduces new requirements for the classification and measurements of financial assets. Under IFRS 9 (2009)
financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additional changes relating to the financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting.
IFRS 9 (2010) and (2009) are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.
The adoption of these standards is expected to have an impact on the group’s financial assets, but no impact on the group’s financial liabilities.
2. OPERATING SEGMENTS
The following summary describes the operations in each of the group’s reportable operating segments:
· Ergo is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg’s central business district as well as the east and central Rand goldfields. The operation comprises four plants. Brakpan and
  Knights continues to operate as metallurgical plants but Crown and City Deep have been converted to pump/milling stations.
· Corporate office and other reconciling items   are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.
· Blyvoor: incorporates the Doornfontein mine, situated on the north-western edge of the Witwatersrand basin. The mine has underground and surface operations. Blyvoor was disposed of during the year ended June 30, 2012 and the segment therefore reflect the results of Blyvoor until the effective date of June 1, 2012 (refer to note 11).
The reportable segments, as described below, are the group’s strategic divisions. The strategic divisions reflect different operational locations reported on separately to the executive committee (chief operating decision maker or CODM). The group’s revenue stream consists of the sale of gold bullion.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2. OPERATING SEGMENTS (continued)
2014
Ergo
R’000
Corporate office
and other
reconciling items
R’000
Total
R’000
Financial performance
Segmental revenue
1,809,434
-
1,809,434
Cash operating costs
(1,540,622)
-
(1,540,622)
Movement in gold in process
(8,828)
-
(8,828)
Operating profit
259,984
-
259,984
Finance income
1,011
17,279
18,290
Finance expense
(270)
(17,540)
(17,810)
Retrenchment costs
(1,074)
(5,674)
(6,748)
Administration expenses and general costs
(3,236)
(74,884)
(78,120)
Income tax (1)
(439)
(5,982)
(6,421)
Working profit/(loss) before additions to non-current assets
255,976
(86,801)
169,175
Additions to property, plant and equipment
(158,548)
(45)
(158,593)
Additions to listed investments
-
(5,246)
(5,246)
Additions to unlisted investments
-
(7)
(7)
Working profit/(loss) after additions to non-current assets
97,428
(92,099)
5,329
(1) The income tax excludes deferred tax.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2. OPERATING SEGMENTS (continued)
2014
Ergo
Corporate office
and other
reconciling items
Total
Operating results (1)
Ore milled
- surface t000
23,908                               -
23,908
Average yield - surface g/t
0.17                               -
0.17
Gold produced - surface kg
4,134                               -
4,134
- surface oz
132,909                               -
132,909
Cash operating costs - surface R/kg
372,671                               -
372,671
- surface $/oz
1,118                               -
1,118
All-in sustaining cost R/kg
401,691
$/oz
1,205
All-in cost R/kg
436,503
$/oz
1,309
Gold price received - revenue R/kg
432,775                               -
432,775
- revenue $/oz
1,298                               -
1,298
R’000
R’000
R’000
Reconciliation of assets
Property,plant and equipment
1,729,521
25,982
1,755,503
Other assets
345,329
339,914
685,243
Total assets
2,074,850
365,896
2,440,746
Reconciliation of liabilities
Reportable segment liabilities
637,098
206,354
843,452
Tax and deferred tax
116,084
-
116,084
Total liabilities
753,182
206,354
959,536
(1) Unaudited

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2. OPERATING SEGMENTS (continued)
2014
Ergo
R’000
Corporate office
and other
reconciling items
R’000
Total
R’000
Other material information
Depreciation
(159,836)
(163)
(159,999)
Impairment of assets
(14,788)
(41,803)
(56,591)
Reconciliation of revenues
Total revenues for reportable segments
1,809,434
-
1,809,434
Statement of cash flows
Cash flows from operating activities
211,270
(130,579)
80,691
Cash flows from investing activities
(171,727)
(51)
(171,778)
Cash flows from financing activities
-
(76,632)
(76,632)
Reconciliation of profit/(loss)
Segment working profit/(loss) before additions to non-current assets
255,976
(86,801)
169,175
- Depreciation
(159,836)
(163)
(159,999)
- Movement in provision for environmental rehabilitation
82,281
4,324
86,605
- Impairments
(14,788)
(41,803)
(56,591)
- Growth in environmental rehabilitation trust funds and reimbursive rights
6,423
3,266
9,689
- Profit on disposal of property, plant and equipment
90
902
992
- Unwinding of provision for environmental rehabilitation
(36,300)
(1,719)
(38,019)
- Borrowing costs capitalized
3,534
-
3,534
- Ongoing rehabilitation expenditure
(29,973)
(14)
(29,987)
- Share of losses of equity accounted investments
-
(313)
(313)
- Net other operating costs
(15,005)
(13,677)
(28,682)
- Deferred tax
(9,662)
(1,465)
(11,127)
Profit/(loss) for the year
82,740
(137,463)
(54,723)
2014
Revenues
Property, plant
and equipment
R’000
R’000
Geographical information
South Africa
1,809,434
1,755,503
Zimbabwe
-
-
Total
1,809,434
1,755,503
Information about major customers
Due to regulatory authority, the group has only one major gold ore customer in each geographical area.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2. OPERATING SEGMENTS (continued)
2013 Restated
Ergo
R’000
Corporate office
and other
reconciling items
R’000
Total
R’000
Financial performance
Segmental revenue
2,076,496
-
2,076,496
Cash operating costs
(1,414,904)
-
(1,414,904)
Movement in gold in process
17,727
-
17,727
Operating profit
679,319
-
679,319
Finance income
3,187
53,310
56,497
Finance expense
(175)
(19,209)
(19,384)
Retrenchment costs
-
(565)
(565)
Administration expenses and general costs
(10,558)
(53,991)
(64,549)
Income tax (1)
(87)
(4,125)
(4,212)
Working profit/(loss) before additions to non-current assets
671,686
(24,580)
647,106
Additions to property, plant and equipment
(368,306)
(89)
(368,395)
Contributions to environmental obligation funds
(14,592)
(12,818)
(27,410)
Advance to equity accounted investments
-
(13,946)
(13,946)
Additions to unlisted investments
-
(26,864)
(26,864)
Working profit/(loss) after additions to non-current assets
288,788
(78,297)
210,491
(1) The income tax excludes deferred tax.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2. OPERATING SEGMENTS (continued)
2013 Restated
Ergo
Corporate office
and other
reconciling items
Total
Operating results (1)
Ore milled
- surface t000
23,254
-                       23,254
Average yield - surface g/t
0.20
-                           0.20
Gold produced - surface kg
4,553
-                         4,553
- surface oz
146,381
-                     146,381
Cash operating costs - surface R/kg
310,763
-                     310,763
- surface $/oz
1,094
-                         1,094
All-in sustaining cost R/kg
            362,599
$/oz
            1,192
All-in cost R/kg
            433,669
$/oz
            1,442
Gold price received - revenue R/kg
458,084
-                     458,084
- revenue $/oz
1,613
-                         1,613
R’000
R’000
R’000
Reconciliation of assets
Property, plant and equipment
1,729,482
26,851
1,756,333
Equity accounted investment
-
313
313
Other assets
380,716
531,638
912,354
Total assets
2,110,198
558,802
2,669,000
Reconciliation of liabilities
Reportable segment liabilities
682,034
236,872
918,906
Tax and deferred tax
106,422
-
106,422
Total liabilities
788,456
236,872
1,025,328
(1) Unaudited

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2. OPERATING SEGMENTS (continued)
2013 Restated
Ergo
R’000
Corporate office
and other
reconciling items
R’000
Total
R’000
Other material information
Depreciation
(143,606)
(160)
(143,766)
Impairment of assets
(61,043)
(126,823)
(187,866)
Reconciliation of revenues
Total revenues for reportable segments
2,076,496
-
2,076,496
Statement of cash flows
Cash flows from operating activities
543,234
(41,018)
502,216
Cash flows from investing activities
(388,424)
(40,959)
(429,383)
Cash flows from financing activities
-
5,697
5,697
Reconciliation of profit/(loss)
Segment working profit/(loss) before additions to non-current assets
671,686
(24,580)
647,106
- Depreciation
(143,606)
(160)
(143,766)
- Movement in provision for environmental rehabilitation
(35,694)
20,360
(15,334)
- Impairments
(61,043)
(126,823)
(187,866)
- Growth in environmental rehabilitation trust funds and reimbursive right
4,960
4,535
9,495
- Profit on disposal of property, plant and equipment
69
19,198
19,267
- Unwinding of provision for environmental rehabilitation
(31,982)
(1,555)
(33,537)
- Borrowing costs capitalized
10,946
-
10,946
- Ongoing rehabilitation expenditure
(45,444)
-
(45,444)
- Share of losses of equity accounted investments
-
(50,135)
(50,135)
- Net other operating costs
(31,857)
(24,501)
(56,358)
- Deferred tax
(53,979)
(2,737)
(56,716)
Profit/(loss) for the year
284,056
(186,398)
97,658
2013 Restated
Revenues
Equity
accounted
investments
Property, plant
and equipment
R’000
R’000
R’000
Geographical information
South Africa
2,076,496
-
1,756,333
Zimbabwe
-
313
-
Total
2,076,496
313
1,756,333
Information about major customers
Due to regulatory authority, the group has only one major gold ore customer in each geographical area.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2. OPERATING SEGMENTS (continued)
2012 Restated
Blyvoor
R’000
Ergo
R’000
Corporate office
and other
reconciling items
R’000
Total
R’000
Financial performance
Segmental revenue
1,240,073
1,764,191
-
3,004,264
Cash operating costs
(1,052,197)
(1,151,400)
-
(2,203,597)
Movement in gold in process
5,283
9,427
-
14,710
Operating profit
193,159
622,218
-
815,377
Finance income
732
777
14,638
16,147
Finance expense
(817)
(18)
(7,497)
(8,332)
Retrenchment costs
(43,747)
-
-
(43,747)
Administration expenses and general costs
(10,918)
(23,859)
(98,813)
(133,590)
Income tax (1)
-
(172)
(4,521)
(4,693)
Working profit/(loss) before additions to non-current assets
138,409
598,946
(96,193)
641,162
Additions to property, plant and equipment
(82,938)
(236,159)
-
(319,097)
Contributions to environmental obligation funds
-
(29,575)
(16,313)
(45,888)
Advance to equity accounted investments
-
-
(14,549)
(14,549)
Additions to unlisted investments
-
-
(9,609)
(9,609)
Working profit/(loss) after additions to non-current assets
55,471
333,212
(136,664)
252,019
(1) The tax charge excludes deferred tax.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2. OPERATING SEGMENTS (continued)
2012 Restated
Blyvoor
Ergo
Corporate office
and other
reconciling items
Total
Operating results (1)
Ore milled
- underground
t000
569
-
-                     569
- surface
t000
2,725
21,603
-                24,328
- total
t000
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
355,571
$/oz
1,338
All-in cost
R/kg
391,732
$/oz
1,572
Gold price received
- revenue
R/kg
412,533
417,956
-             415,700
- revenue
$/oz
1,677
1,682
-                 1,679
(1) Unaudited

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2. OPERATING SEGMENTS (continued)
2012 Restated
Blyvoor
R’000
Ergo
R’000
Corporate office
and other
reconciling items
R’000
Total
R’000
Reconciliation of assets
Reportable segment assets
-
1,569,148
45,425
1,614,573
Equity accounted investments
-
-
27,368
27,368
Other assets
-
313,147
533,918
847,065
Total assets
-
1,882,295
606,711
2,489,006
Reconciliation of liabilities
Reportable segment liabilities
592,966
174,700
767,666
Tax and deferred tax
-
-
87,748
1,826
89,574
Total liabilities
-
680,714
176,526
857,240
Other material information
Depreciation
(1,661)
(117,457)
(1,732)
(120,850)
Impairment of assets
-
-
(1,100)
(1,100)
Reconciliation of revenues
Total revenues for reportable segments
1,240,073
1,764,191
-
3,004,264
Statement of cash flows
Cash flows from operating activities
137,068
558,706
(74,604)
621,170
Cash flows from investing activities
(82,938)
(285,500)
(37,585)
(406,023)
Cash flows from financing activities
-
-
(168,553)
(168,553)
Reconciliation of profit/(loss)
Segment working profit/(loss) before additions to non-current assets
138,409
598,946
(96,193)
641,162
- Depreciation
(1,661)
(117,457)
(1,732)
(120,850)
- Movement in provision for environmental rehabilitation
301
(48,292)
(11,194)
(59,185)
- Impairments
-
-
(1,100)
(1,100)
- Net gain on financial liabilities measured at amortized cost
6,656
-
-
6,656
- Growth in environmental rehabilitation trust funds
1,606
3,276
5,861
10,743
- Net loss on financial liabilities measured at amortized cost
-
-
(6,372)
(6,372)
- Unwinding of provision for environmental rehabilitation
(1,211)
(5,153)
(928)
(7,292)
- Borrowing costs capitalized
-
4,290
-
4,290
- Loss on disposal of property, plant and equipment
-
-
(9,556)
(9,556)
- Actuarial loss on post-retirement and other employee benefits
-
(67)
-
(67)
- Loss on disposal of subsidiary
(10,532)
-
-
(10,532)
- Ongoing rehabilitation expenditure
(990)
(39,445)
(7,850)
(48,285)
- Net other operating (cost) / income
(8,583)
(23,931)
1,229
(31,285)
- Deferred tax
-
6,541
(66)
6,475
Profit/(loss) for the year
123,995
378,708
(127,901)
374,802

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2. OPERATING SEGMENTS (continued)
2012 Restated
Revenues
Equity accounted
investments
Property,
plant and
equipment
R’000
R’000
R’000
Geographical Information
South Africa
3,004,264
-
1,614,573
Zimbabwe
-
27,368
-
Total
3,004,264
27,368
1,614,573
Information about major customers
Due to regulatory authority, the group has only one major gold ore customer in each geographical area.
.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2014
2013
Restated
2012
Restated
R’000
R’000
R’000
3. REVENUE
Revenue consists of the following principal categories:
Gold revenue
1,807,145
2,073,340 2,982,290
By-product revenue
2,289
3,156 21,974
Total revenue
1,809,434
2,076,496 3,004,264
4. RESULTS FROM OPERATING ACTIVITIES
include the following:
Auditors' remuneration
(5,787)
(7,160) (10,019)
Audit fees – current year
(5,787)
(6,702) (10,019)
Fees for other services
-
(458) -
Management, technical, administrative and secretarial
service fees
(6,996)
(9,072) (14,187)
Staff costs
Included in staff costs are:
(306,501)
(287,908) (826,017)
Salaries and wages
(276,205)
(265,950) (724,049)
Share-based payments
(3,341)
(4,515) (4,133)
Retrenchment costs
(6,748)
(565) (43,747)
Post-retirement and other employee benefits
(20,207)
(16,878) (54,088)
Learnership grants
8,813
1,893 2,622
Grants received from the Mining Qualifications Authority
offset against cost incurred.
Profit/(loss) on disposal of property, plant and equipment
992
19,267 (9,556)
(Impairments)/reversal of impairments
(56,591)
(187,866) (1,100)
Property, plant and equipment
(12,377)
(61,043) -
Impairment of available-for-sale financial asset
(46,914)
- -
Investment in and loans to equity accounted investment
2,700
- -
Impairment of available-for-sale financial assets reclassified from other comprehensive income
-
(101,261) -
Rehabilitation trust fund
-
(25,562) (1,100)
During FY2014, the group recorded an impairment of R12.4 million (2013: R61 million) against property, plant and equipment based on the recoverable amount (value in use) of these assets being lower than their carrying amount. The full R12.4 million impairment recognised during FY2014 relates to the exploration assets in the Ergo operating segment associated with Ergo phase
2, being the uranium processing plant that is not considered to be economically viable given current uranium prices. The R61 million recognised during FY2013 was due to the reassessment of the viability of these assets and projects (R40 million for surface dumps, R12.4 million for plant and equipment and R8.6 million against shaft and infrastructure).
The group recorded an impairment of R46.9 million (2013: R101.3 million) against available-for-sale financial assets (refer note
10).
Listed investments (R6.7 million, refer note 10):
The recoverable amount (fair value less cost to sell) of the financial asset has remained significantly lower than its original cost price for a prolonged period. This relates to the company’s investment in Village Main Reef Limited (R5.3 million) and West
Wits Mining Limited (R1.4 million).
Unlisted investments (R40.2 million, refer note 10):
Following the adoption of a new Enterprise Resource Planning (ERP) system in 2013, Rand Refinery experienced implementation difficulties which led to a difference between the actual inventory and the accounting records of approximately
87 000oz of gold.
Due to the uncertainty around Rand Refinery’s inventory and the time it is taking to resolve this matter, the group has assumed that the 87 000oz gold shortfall will not be recovered.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
4. RESULTS FROM OPERATING ACTIVITIES
include the following: (continued)
The shareholders of Rand Refinery have offered financial support in the form of an irrevocable subordinated loan of up to R1.2 billion (the “facility”). Rand Refinery can only draw on the Facility when there is confirmation that an actual gold shortfall exists.
DRDGOLD declined the option to provide funding on a pro-rate basis with other shareholders. Should it elect not provide such funding, its shareholding will be diluted, if other shareholders provide funding.
Management therefore estimated the fair value of the investment in Rand Refinery shares as zero. The accumulated revaluations recognised in Other Comprehensive Income has been derecognised and the initial cost of the investment has been recognised as an impairment in profit or loss for the year.
During FY2014, the group recorded a reversal of an impairment of R2.7 million against the investment in West Wits SA
Proprietary Limited due to the disposal of the shares for an interest in West Wits Mining Limited at an amount in excess of the original acquisition cost (refer to note 12).
During FY2013 the group derecognised the DRDGOLD rehabilitation trust fund of R25.6 million due to the relinquishment of the fund to the buyer of the relating mining rights over the Durban Roodepoort Deep mine area.
During the year ended June 30, 2012, the group derecognised R1.1 million against West Witwatersrand Gold Mines Proprietary
Limited’s rehabilitation trust fund due to the relinquishment of the fund to the buyer of the relating mining rights over the West
Wits mining lease area.
2014
2013
Restated
2012
Restated
R’000
R’000
R’000
Operating leases
(2,531)
(2,021) (1,939)
Mining royalties
(16)
(30) (4,739)
5. FINANCE INCOME
Dividends received
-
32,470 38
Interest received
15,740
24,027 16,109
Realised foreign exchange gains
5
- -
Profit on disposal of equity accounted investment (refer note 12)
2,546
- -
Net gain on disposal of available-for-sale financial asset reclassified from other comprehensive income
-
- 6,656
Growth in environmental rehabilitation trust funds (refer note 10)
4,618
5,590 8,317
Growth in reimbursive right (refer note 10)
5,071
3,905 2,426
27,980
65,992 33,546
6. FINANCE EXPENSES
Interest paid on loans and bank overdrafts
(17,810)
(19,384) (7,673)
Unwinding of provision for environmental rehabilitation (refer note 17)
(38,019)
(33,537) (7,292)
Unwinding of discount on financial liabilities measured at amortized cost
-
- (659)
Net loss on financial liabilities measured at amortized cost
-
- (6,372)
Borrowing costs capitalized (refer note 9)
3,534
10,946 4,290
(52,295)
(41,975) (17,706)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2014
2013
Restated
2012
Restated
R’000
R’000
R’000
7. INCOME TAX
Mining tax
(9,724)
(53,264) 13,079
Non-mining tax
(7,824)
(7,664) (6,753)
Secondary tax on companies
-
- (4,544)
(17,548)
(60,928) 1,782
Comprising:
South African
Current tax - current year
(6,755)
(4,187) (149)
- prior year
334
(25) -
Deferred tax
(11,127)
(56,716) 6,475
Secondary tax on companies
-
- (4,544)
(17,548)
(60,928) 1,782
In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate of 28% (2013: 28% and 2012: 28%).
The tax rates applicable to mining and non-mining income of a gold mining company previously depended on whether the company elected to be exempt from Secondary Tax on Companies (STC). STC was a tax on dividends declared, which was payable by the company declaring the dividend of which the STC tax rate was equal to 10% of the amount of income declared as a dividend. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply to both mining and non-mining income. With the exception of Crown, all of the South
African subsidiaries elected not to be exempt from STC. On April 1, 2012, STC was replaced by a dividend tax of 15%, which is levied on the beneficial owner of the share. As a result of the new dividends tax there is now a single mining and non-mining tax rate for gold mining companies for the year ended June 30, 2012 onwards.
The tax rates for taxable mining and non-mining income for companies were 34% and 28%, respectively during FY2013,
FY2014 and FY 2012.
The formula for determining the South African gold mining tax rate for FY2014, FY2013 and FY 2012 is: Y = 34 – 170/X.
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
If a one percentage point increase in the average effective tax rate is applied it would increase the movement in deferred tax in the statement of profit or loss by R6.3 million to R17.4 million debit.
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
Ergo is treated as one tax paying operation pursuant to the relevant ring-fencing legislation.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
7. INCOME TAX (continued)
2014
2013
Restated
2012
Restated
R’000
R’000
R’000
Estimated unredeemed capital expenditure at year-end (available for deduction against future mining income)
1,672,506
1,629,438 1,693,444
Estimated gross capital losses at year end (available to reduce future capital gains)
1,392,642
1,394,339 1,399,339
Estimated assessed tax losses at year-end (available to reduce future taxable income)
137,803
86,107 128,350
Estimated tax losses and unredeemed capital expenditure carried forward
3,202,951
3,109,884 3,221,133
Tax reconciliation
Major items causing the group's income tax provision to differ from the statutory rate were:
Tax on net loss/(profit) before tax at South African corporate tax rate of 28%
10,409
(44,404) (107,395)
Rate adjustment to reflect the actual realized company tax rates
5,105
27,101 34,273
Deferred tax rate adjustment
(4,947)
(9,354) 15,940
Non-deductable expenditure (a)
(22,012)
(46,323) (7,339)
Exempt income (b)
1,276
16,006 8,034
Additional tax benefit relating to the prior year (c)
-
(25) 25,367
Tax incentives
725
1,291 439
Secondary tax on companies
-
- (4,544)
Temporary differences including tax losses recognized for which deferred tax assets were previously unrecognized (d)
475
2,874 28,343
Current year losses for which no deferred tax was recognized
(8,579)
(13,070) (2,702)
Other
-
4,976 11,366
Income tax charge
(17,548)
(60,928) 1,782
(a) The group’s non-deductible expenditure for the year ended June 30, 2014 includes R46.9 million (2013: R101.3 million)
relating to the impairment of available-for-sale financial assets (refer to note 4) and share of losses of equity accounted investments of R0.3 million (2013: R50.1 million).
(b) Included in the group’s exempt income for the year ended June 30, 2014 are:
– R2.7 million relating to the reversal of the impairment of the investment in West Wits SA Proprietary Limited; and
– R0.8 million relating to the R2.54 million profit on disposal of the investment in West Wits SA Proprietary Limited of which 33.3% is excluded for capital gains tax. The 66.6% that has been included for capital gains tax have utilised capital losses that were previously unrecognised.
Included in the group’s exempt income for the year ended June 30, 2013 were R32.5 million relating to dividends from local companies.
(c) Included in the group’s additional tax benefit relating to the year ended June 30, 2012, is R25.3 million relating to net foreign exchange losses of the company.
(d) Included in the group’s temporary differences including tax losses recognized for which deferred tax assets were previously unrecognized for the year ended June 30, 2012, are the assessed losses and unredeemed capital expenditure for Ergo Mining Proprietary Limited which were previously not raised amounting to R26.9 million.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
8. EARNINGS PER SHARE
Basic
The calculation of earnings per ordinary share is based on the following:
Basic (loss)/earnings attributable to equity owners of the parent
(45,808)
49,420 294,313
Basic (loss)/earnings from continuing operations attributable to equity owners of the parent
(45,808)
49,420 202,939
Basic (loss)/earnings from discontinued operations attributable to equity owners of the parent
-
- 91,374
Weighted average number of ordinary shares in issue adjusted for treasury shares
379,209,441
379,178,208 384,169,915
Diluted
Diluted basic (loss)/earnings
(45,808)
49,420 294,313
Diluted basic (loss)/earnings from continuing operations attributable to equity owners of the parent
(45,808)
49,420 202,939
Diluted basic (loss)/earnings from discontinued operations attributable to equity owners of the parent
-
- 91,374
Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares
Weighted average number of ordinary shares in issue
379,209,441
379,178,208 384,169,915
Number of staff options allocated
-
802,224 589,693
Diluted weighted average number of ordinary shares
379,209,441
379,980,432 384,759,608
Basic (loss)/earnings per ordinary share (cents)
(12)
13 77
Diluted basic (loss)/earnings per ordinary share (cents)
(12)
13 77
Basic (loss)/earnings from continuing operations per ordinary share (cents)
(12)
13 53
Diluted basic (loss)/earnings from continuing operations per ordinary share
(cents)
(12)
13 53
Basic (loss)/earnings from discontinued operations per ordinary share (cents)
-
- 24
Diluted basic (loss)/earnings from discontinued operations per ordinary share
(cents)
-
- 24
At June 30, 2014, 1.2 million options (2013: 0.7 million and 2012: 17.0 million) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.
2014
2013
Restated
2012
Restated
R’000
R’000
R’000

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2014
2013
Restated
R’000
R’000
9. PROPERTY, PLANT AND EQUIPMENT
Total
Cost
2,702,984
2,532,338
Opening balance
2,532,338
2,185,882
Additions
158,593
368,395
Borrowing costs capitalized
3,534
10,946
Disposals
(900)
(26,486)
Change in estimate of decommissioning asset
10,166
(6,399)
Transferred to non-current assets held-for-sale
(747)
-
Accumulated depreciation and impairment
(947,481)
(776,005)
Opening balance
(776,005)
(571,309)
Depreciation
(159,999)
(143,766)
Impairment (refer note 4)
(12,377)
(61,043)
Disposals
900
113
Carrying value
1,755,503
1,756,333
Mine property and development
Cost
1,325,761
1,266,171
Opening balance
1,266,171
1,264,163
Additions
-
26,332
Disposals
(900)
(26,356)
Change in estimate of decommissioning asset
-
2,032
Transfers between asset categories
61,237
-
Transferred to non-current assets held-for-sale
(747)
-
Accumulated depreciation and impairment
(525,451)
(427,617)
Opening balance
(427,617)
(333,858)
Depreciation
(98,734)
(85,164)
Impairment
-
(8,595)
Disposals
900
-
Carrying value
800,310
838,554
Mine plant facilities (a)
Cost
1,276,207
1,093,574
Opening balance
1,093,574
743,444
Additions
154,582
339,184
Borrowing costs capitalized (b)
3,534
10,946
Transferred between asset categories
14,351
-
Change in estimate of decommissioning asset
10,166
-
Accumulated depreciation and impairment
(390,515)
(332,963)
Opening balance
(332,963)
(224,459)
Depreciation
(57,552)
(56,056)
Impairment
-
(52,448)
Carrying value
885,692
760,611

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2014
2013
Restated
R’000
R’000
9. PROPERTY, PLANT AND EQUIPMENT (continued)
Equipment and vehicles
Cost
24,079
20,068
Opening balance
20,068
17,319
Additions
4,011
2,879
Disposals
-
(130)
Accumulated depreciation and impairment
(19,138)
(15,425)
Opening balance
(15,425)
(12,992)
Depreciation
(3,713)
(2,546)
Disposals
-
113
Carrying value
4,941
4,643
Exploration Assets (c)
Cost
76,937
152,525
Opening balance
152,525
160,956
Change in estimate of decommissioning asset
-
(8,431)
Transfers between asset categories
(75,588)
-
Accumulated depreciation and impairment losses
(12,377)
-
Opening balance
-
-
Impairment
(12,377)
-
Carrying value
64,560
152,525
(a) Flotation and fine-grind (FFG) circuit
The FFG was commissioned in late December 2013 at a cost of R389 million. Depreciation amounting to R10.8 million was recognised from this date up to March 2014 resulting in a carrying amount of R378.2 million at this date. Production was suspended temporarily on April 2, 2014 due to a drop in gold recovery subsequent to the commissioning of the FFG.
This was done to restore the established Low Grade Section to steady state in order to isolate the cause(s) of the erratic metallurgical performance. A number of small engineering upgrades are being made during this “time-out”. A depreciation charge of Rnil was recognised from this date up to June 30, 2014 based on zero units being produced (mine plant facilities are depreciated on a units-of-production basis (refer note 1)). The initial estimate of the remaining useful life of the plant (based on a units-of-production basis) has therefore decreased by the amount of lost production during the temporary suspension. The carrying amount of the FFG circuit will be depreciated over the remaining units-of-
production when production recommences.
(b) Borrowing costs are capitalized to qualifying assets at the rate applicable to the specific financing obtained (refer note
20).
(c) At June 30, 2014 the exploration assets relate to the tailings complex that historically formed part of phase two of the
Ergo project which is currently planned to be utilised in surface gold retreatment. Property and plant associated with phase two of the Ergo project that has been utilised in the construction of the FFG has been transferred to mine development costs and mine plant facilities. The remaining assets that relate to Ergo Phase 2 were impaired.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2014
2013
Restated
R’000
R’000
10. NON-CURRENT INVESTMENTS AND OTHER ASSETS
Listed investments (a)
34,097
34,071
Opening balance
34,071
151,303
Additions
5,246
-
Impairment (refer note 4)
(6,734)
-
Fair value adjustment
1,514
(117,232)
Unlisted investments
171
93,484
Opening balance
93,484
20,526
Additions
7
26,864
Impairment (refer note 4)
(40,180)
-
Fair value adjustment
(53,140)
46,094
Loan to DRDSA Empowerment Trust (b)
2,592
2,592
Reimbursive right for environmental rehabilitation guarantees (c)
93,709
88,638
Opening balance
88,638
57,323
Contributions
-
27,410
Growth (refer note 5)
5,071
3,905
Investments in environmental rehabilitation trust funds (d)
82,848
86,356
Opening balance
86,356
106,328
Impairment
-
(25,562)
Transferred to non-current assets held-for-sale (refer note 15)
(8,126)
-
Growth (refer note 5)
4,618
5,590
Total non-current investments and other assets
213,417
305,141
(a) On February 11, 2012, DRDGOLD, Village Main Reef Limited (Village) and Business Venture Investments No 1557
Proprietary Limited (a wholly owned subsidiary of Village) entered into a sale of shares and claims agreement, for the acquisition of DRDGOLD’s entire interest in and claims against Blyvooruitzicht Gold Mining Company Proprietary
Limited (Blyvoor) for R1 and 85 714 286 new ordinary shares of Village.
The Agreement consist of two parts. Part A was completed on June 1, 2012 (date of disposal: which is the date control passed to Village). The effective date used for recordal of the disposal was May 31, 2012 – for accounting purposes the end of the financial month. Part B has certain conditions precedent which can be waived in full by Village. These include the successful conversion of Blyvoor’s old order mining right to a new order mining right under the Mineral and
Petroleum Resources Development Act (Act No. 28 of 2002), and obtaining the consent of the Department of Minerals and Resources for the sale.
The first of the Part B conditions precedent being the notarial execution and registration of the new order mining rights after Blyvoor successfully applied for the conversion of the rights, became due during the year ended June 30, 2014 but is in dispute at June 30, 2014. This matter has been referred for simultaneous expert determination and arbitration for which no date has been confirmed to date. Management believes that it is more likely than not, that this process will conclude favourably for the group. Pending the outcome of the above (which will confirm the ownership of the shares), the 20 000 000 ordinary shares in Village remained in escrow (Escrow Shares).
(b) The terms and conditions of the loans to the DRDSA Empowerment Trust are linked to the payments of dividends from
Ergo Mining Operations Proprietary Limited to the company.
(c) Cell Captive cell 170 to which DRDGOLD is a shareholder (refer unlisted investments) holds funds that may only be applied towards the settlement of the DRDGOLD group’s environmental rehabilitation obligations under financial guarantees issued by Guardrisk Insurance Company Limited to the DMR (refer note 17).
(d) The monies in the environmental rehabilitation trust funds are held in the Crown Rehabilitation Trust and are invested primarily in low-risk interest-bearing debt securities and may only be used for environmental rehabilitation purposes
(refer note 17).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
10. NON-CURRENT INVESTMENTS AND OTHER ASSETS (continued)
Fair
Carrying
Carrying
Number
value
value
value
of
2014
2014
2013
Restated
% Held
shares
R'000
R'000
R'000
Listed investments consist of:
Village Main Reef Limited 8.49 85,714,286 30,286 30,286 34,071
West Wits Mining Limited 12.07 38,250,000 3,811 3,811 -
34,097 34,097 34,071
Unlisted investments consist of:
Rand Mutual Assurance Company Limited † 1 - - -
Rand Refinery Proprietary Limited (refer note 4) 11 44,438 - - 93,320
Guardrisk Insurance Company Limited (Cell Captive
170)*
†
20 100 100 100
Chamber of Mines Building Company Proprietary
Limited
2
36,304 71 71 64
171 171 93,484
† Represents a less than 1% shareholding.
* Class A 170 shares are held in Guardrisk Insurance
Company Limited that entitles the holder to 100% of the
net equity of the cell captive 170.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
11. INVESTMENT IN SUBSIDIARIES
Disposal of subsidiary
Elsburg Gold Mining Joint Venture (ErgoGold)
During the year ended June 30, 2013, the company disposed of its 35% interest in ErgoGold to Ergo as part of the group restructuring on July 1, 2012 for R200 million. Through the disposal, the non-controlling interest obtained an additional 9.1%
effective interest in ErgoGold accounted for as a movement in equity.
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
for the year ended June 30, 2014
11. INVESTMENT IN SUBSIDIARIES (continued)
The following information relates to the group’s financial interest in its subsidiaries at June 30:
SHARES AT
COST
LESS
IMPAIRMENT
1
R’000
INDEBTEDNESS
2013
R’000
IMPAIRMENT
2013
R’000
NUMBER OF
SHARES
1
% HELD
1
INDEBTED-
NESS
2014
R’000
IMPAIR-
MENT
2014
R’000
Subsidiaries directly held
Ergo Mining Operations Proprietary
Limited
23
1,000,000 74 113,177 649,498 - 544,747 -
Argonaut Financial Services
Proprietary Limited
100 100 - (1,055) - (1,055) -
Crown Consolidated Gold Recoveries
Limited
51,300,000 100 - (245,316) - (245,316) -
Hartebeestfontein Gold Mining
Company Limited
1 100 - - - - -
Rand Leases (Vogelstruisfontein) Gold
Mining Company Limited
118,505,000 100 - (42,092) (42,092)
Roodepoort Gold Mine Proprietary
Limited
1 100 - - - - -
West Witwatersrand Gold Holdings
Limited
99,000,000 100 - (22,996) - (22,996) -
Total
113,117
338,039
-
233,288
-
Other subsidiaries
Ergo Mining Proprietary Limited
3
- - - 599,213 - 662,412 -
West Witwatersrand Gold Mines
Limited
- - - 143,920 (143,920) 143,920 (143,920)
Total
-
-
-
743,133
(143,920)
806,332
(143,920)
1
As at June 30, 2014 and June 30, 2013
2
Ergo Mining Operations Proprietary Limited (EMO) holds the following interests in other entities:100% of East Rand Proprietary Mines Limited (ERPM),
100% of Crown Gold Recoveries Proprietary Limited (Crown) and 100% of Ergo Mining Proprietary Limited (Ergo). EMO does not hold any ownership interest in the Crown Rehabilitation Trust or the Ergo Business Development Academy NPC, but controls these entities by way of the terms of the constituting documents that grants the EMO group the ability to direct its relevant activities, as well as the group receiving substantially all of the returns related to their operation.
3
The company has subordinated its claim against these subsidiaries in favour of all other creditors

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2014
2013
Restated
R’000
R’000
12. EQUITY ACCOUNTED INVESTMENTS
12.1 JOINT VENTURES
Chizim Gold (Pvt) Limited (Chizim Gold)
During the year ended June 30, 2011 the group acquired a 50% interest in Chizim Gold, located in Zimbabwe for a nominal cash consideration pursuant to a joint venture agreement entered into on 9 December 2009. On 7 June 2013, a shareholders agreement was entered reducing the company’s shareholding to 49%.
Percentage held
49%
49%
Net investment in joint venture
Opening balance
313
27,368
Cost
50,448
27,368
Accumulated equity accounted losses
(50,135)
-
Advance to equity accounted investment
-
13,946
Share of losses of equity accounted investments (a)
(313)
(50,135)
Share of other comprehensive income of equity accounted investments (b)
-
9,134
Closing balance
-
313
Cost
50,448
50,448
Accumulated equity accounted losses
(50,448)
(50,135)
(a) The share of losses of equity accounted investments relate to impairments recognised at Chizim Gold level. On June 30,
2013 the entity stopped conducting feasibility studies on certain exploration tenements in Zimbabwe. On this date the group recognised the impairment of the non-current exploration assets through its share of the equity accounted losses of the investee. The remaining net current assets were impaired during the year ended June 30, 2014.
(b) The share of other comprehensive income of equity accounted investments arose on the translation of the financial statements of the investee (refer note 16.1).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2014
2013
Restated
R’000
R’000
12. EQUITY ACCOUNTED INVESTMENTS (continued)
12.2 ASSOCIATES
West Wits SA Proprietary Limited - percentage held
- 28.33%
During FY2014 DRDGOLD exercised its option under the agreement dated 7 November
2007 with various capital vendors to convert its 28.33% investment in West Wits SA
Proprietary Limited into shares in West Wits Mining Limited.
DRDGOLD therefore reversed the R2.7 million impairment (refer note 4), derecognised the investment West Wits SA Proprietary Limited, and recognised a profit on the disposal of equity accounted investment of R2.5 million (refer note 6), and recognised 38 250 000 shares with a fair value of R5.2 million in West Wits Mining Limited (refer note 10).
Net investment in associate
Opening balance
-
-
Cost
2,700
2,700
Accumulated equity accounted losses/impairment
(2,700)
(2,700)
Reversal of impairment
2,700
-
Disposals
(2,700)
-
Closing balance
-
-
Cost
-
-
Accumulated equity accounted losses /impairment
-
-
Carrying value of equity accounted investments
-
313

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2014
2013
Restated
R’000
R’000
13. INVENTORIES
 Gold in process
43,033
35,037
Consumable stores
88,541
73,428
Finished stock - bullion
15,615
30,382
Total inventories
147,189
138,847
Inventory includes gold in process carried at net realizable value amounting to R2.4 million (2013: R31.7 million) and finished stock – bullion amounting to R1.9 million (2013: R21.9 million).
14. TRADE AND OTHER RECEIVABLES
Trade receivables (gold)
25,630
30,415
Value added tax
20,609
17,110
Prepayments
3,088
403
Receivables from related parties
2,992
177
Interest receivable
1,027
1,646
Other receivables (a)
53,158
39,343
Allowance for impairment
(6,981)
(6,360)
99,523
82,734
(a) Included in other receivables are receivables relating to property sales amounting to R19.9 million (2013: R22.5 million).
15. ASSETS AND LIABILITIES HELD FOR SALE
In line with the group’s strategy to exit underground mining operations, management committed to a plan to sell certain of the underground mining and prospecting rights held by
ERPM including the related liabilities during FY2014. Accordingly these assets and liabilities are presented as a disposal group held-for-sale.
A sale is expected within 12 months, but regulatory approvals required for transactions of this nature may result in the sale taking place more than 12 months after reporting date.
As at June 30, 2014 the disposal group was stated at the historic carrying amount being the lower of carrying amount or fair value less costs to sell and was included within corporate office and other reconciling items for operating segment reporting purposes (refer note 2).
Assets held-for-sale
Property, plant and equipment
747
-
Non-current investments and other assets
8,126
-
8,873
-
Liabilities held-for-sale
Provision for environmental rehabilitation
20,530
-
20,530
-

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2014
2013
Restated
2012
Restated
R’000
R’000
R’000
16. EQUITY
16.1 EQUITY OF THE OWNERS OF THE PARENT
Details of equity of the owners of the parent are provided in the statements of changes in equity
Authorized share capital
600,000,000 (2013 and 2012: 600,000,000) ordinary shares of no par value
5,000,000 (2013 and 2012: 5,000,000) cumulative preference
shares of 10 cents each
500
500 500
Issued share capital
385,383,767 (2013 and 2012: 385,383,767) ordinary shares of no par value
4,132,627
4,133,687 4,133,867
6,155,559 (2013: 6,205,559, 2012: 6,285,173) treasury shares held within the group
(44,153)
(44,400) (44,750)
5,000,000 (2013: 5,000,000 and 2012) cumulative preference shares of 10 cents each
500
500 500
4,088,974
4,089,787 4,089,617
Share capital
Unissued shares
In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next general meeting.
Cumulative preference shares
The terms of issue of the cumulative preference shares were that they carried the right, in priority to the company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of Argonaut's mineral rights acquired from Randgold and Exploration Company Limited in September 1997. The DMR granted DRDGOLD a prospecting right over an area which was going to be too small to mine. When an application for a greater area was lodged, the
DMR stated that the additional area is in an urban location and an application for a prospecting right could not be granted. The company is in the process of consulting with the relevant preference shareholder to cancel these preference shares.
2014
2013
Restated
2012
Restated
R’000
R’000
R’000
Revaluation and other reserves
Foreign exchange translation reserve (a)
5,882
5,882 (3,252)
Asset revaluation reserve (b)
136,587
186,459 152,840
Share-based payments reserve (c)
30,387
32,601 55,487
172,856
224,942 205,075

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
16. EQUITY (continued)
16.1 EQUITY OF THE OWNERS OF THE PARENT (continued)
(a) The foreign exchange translation reserve represents the cumulative translation effect arising on the translation of the financial statements of the company’s foreign operations.
(b) On the acquisition of ErgoGold in FY2009 an amount of R133.3 million was taken to the asset revaluation reserve. This amount represented the increase in the fair value of ErgoGold's net assets after the acquisition of the group's initial interest, which is attributable to that initial interest.
The fair value adjustment on available-for-sale investments at June 30, 2014 related to the investment in Village Main Reef
Limited amounting to R1.5 million.
The fair value adjustment on the available-for-sale investments at June 30, 2013 related to the investment in Village Main
Reef Limited and amounted to R117.2 million loss. The cumulative fair value adjustment has been reclassified as an impairment through profit or loss amounting to R101.3 million.
The fair value adjustment on the available-for-sale investments at June 30, 2012 related to the investment in Village Main
Reef Limited and amounted to R11.5 million gain.
The cumulative fair value reserve on the available-for-sale investment relating to the investment in Rand Refinery
Proprietary Limited for FY2014 amounted to Rnil (2013: R53.2 million, 2012: R8.0 million).
(c) During FY2014, the company offered participants a buyout of their vested share options. The buy-out amounted to R2.7 million (2013: R24.1 million, 2012: R nil) (refer to note 18).
2014
2013
Restated
2012
Restated
R’000
R’000
R’000
Dividends
The following dividends were declared and paid by the group:
14 cents per qualifying ordinary share (2013: 24 cents and 2012: 7.5 cents)
(53,085)
(91,004) (28,872)
After June 30, 2014, a dividend of 2 cents per qualifying share (R7.7 million) was approved by the directors as a final dividend for FY2014. The dividend has not been provided for and does not have any tax impact on the company. Dividend withholding tax is levied at 15% (2013: 15%, 2012: 15%) (certain exemptions apply) and will be withheld from the dividend depending on the classification of the beneficial owner of the relevant share.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
16. EQUITY (continued)
16.2 NON CONTROLLING INTEREST
The following table summarises the information relating to each of the group’s subsidiaries that have material NCI, before any intra-group eliminations:
2014
2013 Restated
EMO
1
Intra-group
elimination
Total
EMO
1
Intra-group
eliminations
Total
and
and
consolidation
consolidation
entries
entries
R’000
R’000
R’000
R’000
R’000
R’000
NCI percentage
26%
26%
Non-current assets
1 940 218
1 965 824
Current assets
263 818
289 814
Non-current liabilities
575 498
638 178
Current liabilities
1 012 419
946 786
Net assets
616 119
670 674
Carrying amount of NCI
160 191
71 949
232 140
174 375 68 434 242 809
Revenue
1 809 434
2 076 496
(Loss)/profit after tax
(34 290)
185 533
OCI
(6 745)
3 658
Total comprehensive income
(41 035)
189 191
(Loss)/profit allocated to NCI
(8 915)
–
(8 915)
48 238 – 48 238
OCI allocated to NCI
(1 754)
–
(1 754)
951 – 951
Cash flows from operating activities
132 970
428 478
Cash flows from investing activities
(168 118)
(339 354)
Cash flows from financing activities
(17 006)
(91 090)
Net decrease in cash and cash equivalents
(52 154)
(1 966)
Dividends paid
–
15 736
1
Ergo Mining Operations Proprietary Limited (EMO)
Roll-up of Non-Controlling Interest
Khumo Gold SPV Proprietary Limited (Khumo) and the DRDSA Empowerment Trust, DRDGOLD’s Black Economic
Empowerment (BEE) partners, currently hold their respective investments of 20% and 6% in Ergo Mining Operations Proprietary
Limited (EMO).
During March 2014 these BEE partners signed an agreement with DRDGOLD to sell their shares in EMO to DRDGOLD for a total consideration of 45.5 million new shares issued by DRDGOLD at a value of R191.1 million. This agreement was approved at a general meeting of the shareholders on June 27, 2014.
The transaction will become effective when the last suspensive condition, being the Section 102 approval by the Department of
Mineral Resources (DMR) has been met.
The successful implementation of the transaction will result in the streamlining and simplification of DRDGOLD’s corporate and financial reporting structures and EMO will be fully consolidated into DRDGOLD’s financial results.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2014
2013
Restated
R’000
R’000
17. PROVISION FOR ENVIRONMENTAL REHABILITATION
Opening balance
524,323
504,327
Increase/(decrease) in provision (refer note 9)
10,166
(6,399)
Unwinding of provision (refer note 6)
38,019
33,537
Environmental rehabilitation payments
(14,170)
(22,476)
(Benefit)/charge to profit or loss
(86,605)
15,334
Transferred to non-current liabilities held-for-sale
(20,530)
-
Closing balance
451,203
524,323
Amounts have been contributed to irrevocable trusts and guarantees have been provided to the DMR (refer to note 10 and note
26).
The company intends to fund the ultimate rehabilitation costs from the money invested with the trust funds together with the
Guardrisk Cell Captive as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-
up. The rehabilitation is expected to occur progressively towards the end-of-life of the respective dumps mined.
Movement in provision for environmental rehabilitation
A benefit to profit or loss amounting to R86.6 million was recognised resulting from a decrease in the estimated cost to rehabilitate. This is based on the implementation of a different technique to vegetate the Crown complex as well as the increased use of “grey water” in rehabilitation. An updated survey and work performed during the year resulted in a decrease of the area to be vegetated.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS
2014
2013
Restated
R’000
R’000
Non-current post-retirement and other employee benefits
Liability for post-retirement medical benefits (a)
6,657
6,322
Liability for long term employee incentive scheme (b)
2,618
2,331
9,275
8,653
Current post-retirement and other employee benefits
Liability for long term employee incentive scheme (b)
1,958
1,018
1,958
1,018
Contribution funds
The group participates in a number of multi-employer, industry-based retirement plans. All plans are governed by the
Pension Funds Act, 1956.
The group pays fixed contributions to external institutions and has no legal or constructive obligation to pay further amounts.
2014
2013
Restated
R’000
R’000
Amounts recognized in profit or loss are as follows:
Contribution payments
(19,611)
(16,246)
(a) Post-retirement medical benefits
A provision for post-retirement medical benefits has been raised, based on the latest calculations using a projected unit credit method, of independent actuaries performed as at June 30, 2012. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded.
2014
2013
Restated
R’000
R’000
Amounts recognized in the statement of financial position are as follows:
Opening balance
6,322
5,972
Current service cost
84
92
Benefits paid
(261)
(282)
Interest costs
512
540
Closing balance
6,657
6,322
Amounts recognized in profit or loss are as follows:
Current service cost and interest
(84)
(92)
Interest costs
(512)
(540)
(596)
(632)
Principal actuarial assumptions at June 30, are:
Health care cost inflation
7.8%
7.8%
Discount rate
8.8%
8.8%
Real discount rate
0.9%
0.9%
Normal retirement age
60
60
Expected average retirement age
60.3
60.3
Spouse age gap
3 years
3 years
Continuation at retirement
100%
100%
Proportion married at retirement
85%
85%

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Assuming all other variables remain constant a one percentage change in the stated assumptions would have the following effects:
Variation
Health care cost
inflation
Mortality
Resignation
rate
100 bp
R’000
R’000
R’000
Effect on the aggregated +1% 66 (58) (4)
service and interest cost -1% (57) 68 3
Effect in past-service +1% 772 (679) (33)
contractual liability -1% (659) 792 33
The group expects to pay contributions of R0.3 million during FY2015.
(b) Liability for long term employee incentive scheme
2014
2013
Restated
R’000
R’000
Opening balance
3,349
-
Increase in liability current year
2,821
3,349
Benefits paid
(1,594)
-
Total liability of employee incentive scheme
4,576
3,349
Short term portion of employee incentive scheme
(1,958)
(1,018)
Long term portion of employee incentive scheme
2,618
2,331
DRDGOLD Phantom Share Scheme
i) Details of the DRDGOLD phantom share scheme
The company operates a phantom share scheme, DRDGOLD Phantom Share Scheme, (the Phantom Share Scheme), as an
incentive tool for its executive directors and senior employees whose skills and experience are recognised as being essential to the company’s performance. The Phantom Share Scheme was introduced during FY2013 and is classified as cash settled. In terms of the Phantom Share Scheme rules, 50% of the phantom share granted will be valued based on the group meeting certain pre-
determined performance criteria and the remaining 50% to defined retention periods of which the maximum incentive pay-out per annum to any single employee may not exceed 75% of that employee’s gross remuneration package. The participants in the scheme are fully taxed at their marginal tax rate on any gains realised on the exercise of their options.
The phantom share granted has a zero base value however, the number of options granted is determined by price in respect of each share which is the subject of the option, the volume weighted average price of a share on the JSE for the seven days on which the JSE is open for trading, preceding the day on which the employee is granted the option. The allocation date will be the date when the directors approve allocation of share options. Each option remains in force until the date of vesting, subject to the terms of the option plan.
Phantom shares granted under the Phantom Share Scheme vest primarily according to the following schedule over a maximum of a three year period:
Percentage vested in each period grant:
Period after the original date of grant of the
option:
Performance criteria Retention criteria
33.3% 0% one year
33.3% 50% two years
33.3% 50% three years

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Phantom share scheme (continued)
ii) Share option activity: DRDGOLD Phantom Share Scheme
Outstanding
Number of
shares
Average price
per share R
Balance at June 30, 2012
-
-
Granted 3,019,549 6.01
Balance at June 30, 2013
3,019,549
3.90
Granted 1,964,033 1.18
Exercised (477,480) 3.27
Forfeited (800,000) 3.27
Balance at June 30, 2014
3,706,102
2.64
Phantom shares granted are initially measured at fair value on grant date and subsequently on each reporting date. This fair value is recognized as an employee expense over the vesting period, adjusted to reflect actual levels of vesting, with the corresponding credit to an employee benefit liability, which is part of non-current and current liabilities.
Analysis of phantom share options:
Year granted
Years
Unvested
to expiry
June 30, 2015
June 30, 2016
June 30, 2017
2013 1 – 2 1,041,373 848,238 -
2014 1 – 3 327,344 744,583 744,564
Total
1,368,717
1,592,821
744,564
2014
2013
iii) The fair value of the DRDGOLD phantom shares are determined using the Black - Scholes option valuation model
Significant inputs into the model were:
Market price at date of grant (rand per share)
October 31, 2012 grant
6.08
6.08
October 31, 2013 grant
5.10
-
Vesting periods (years)
October 31, 2012 grant
3
3
October 31, 2013 grant
3
-
Volume weighted average price at date of grant (Rand per share)
October 31, 2012 grant
6.20
6.20
October 31, 2013 grant
4.98
-
Volume weighted average price at financial year end (Rand per share)
October 31, 2012 grant
3.16
5.48
October 31, 2013 grant
3.16
-
Average risk-free rate
October 31, 2012 grant
6.27%
5.85%
October 31, 2013 grant
6.68%
-
Average volatility
(1)
October 31, 2012 grant
18%
16%
October 31, 2013 grant
22%
-

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Phantom share scheme (continued)
2014
2013
iv) The performance criteria of the phantom shares determined against the group performance:
Return on equity (minimum required)
October 31, 2012 grant
15%
15%
October 31, 2013 grant
15%
-
Headline earnings per share (minimum required) (cent per share)
October 31, 2012 grant
0.25
0.64
October 31, 2013 grant
0.25
-
Share price performance (minimum required) (JSE index)
October 31, 2012 grant
J150
J150
October 31, 2013 grant
J150
-
Free cash flow margin (minimum required)
October 31, 2012 grant
10%
10%
October 31, 2013 grant
10%
-
(1)
The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years.
Share option scheme
i) Details of the DRDGOLD (1996) share scheme
During FY2013, the company introduced a new incentive tool called the DRDGOLD Phantom Share Scheme which will replace the Share Option Scheme and no new share options will be granted under the replaced scheme.
During the year ended June 30, 2014 the company made an offer to buy-out only the share options that have vested at the date of the offer. This offer was made at fair value based on the Black-Scholes option valuation model amounting to R2.7 million (2013:
R24.1 million) and was accepted by all the participants.
The rules of the DRDGOLD (1996) share scheme do not grant employees the choice of settlement of their vested share options in cash or equity instruments. Communications with the participants regarding the buy-out were unambiguous in stating that no further offer to buy out share options, whether vested or unvested, were promised in the future.
No intention currently exists to make any further offers to buy out any share options, whether vested or unvested. As a result no constructive obligation for further buy outs of share options exist for which the recognition of a liability is required.
Any options not exercised within a period of five years (issued prior to 2009: 10 years) from the original date of granting the option will expire and may not thereafter be exercised.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Share option scheme (continued)
ii) Share options activity DRDGOLD (1996) Share Scheme:
Outstanding
Average
price per
Number of
share
shares
R
Balance at June 30, 2012 19,624,585 7.32
Exercised (14,699,280) 6.61
Forfeited/lapsed (1,269,948) 17.36
Balance at June 30, 2013
3,655,357
6.68
Exercised) (1,836,761) 6.98
Forfeited/lapsed (580,568) 7.06
Balance at June 30, 2014
1,238,028
5.96
Options to acquire the company’s ordinary shares that were granted post November 7, 2002 and which remain unvested at
January 1, 2005, are measured at fair value at grant date. This fair value is recognized as an employee expense over the vesting period, adjusted to reflect actual levels of vesting, with the corresponding credit to a revaluation and other reserve, which is part of equity.
Analysis of share options:
Range of exercise prices
Years
Vested
Unvested
to expiry
June 30, 2014
June 30, 2015
R5>R10 0 – 3 102,278 958,250
R10>R15 0 – 1 177,500 -
Total
279,778
958,250
2014
2013
iii) The fair value of the options of the DRDGOLD (1996) share scheme are determined using the Black - Scholes option valuation model.
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
for the year ended June 30, 2014
19. DEFERRED TAX
2014
2013
Restated
R’000
R’000
Balances arose from the following temporary differences:
Deferred tax asset
Property, plant and equipment
(4) (5)
Provisions, including rehabilitation provision 1,428 2,894
1,424 2,889
Deferred tax liability
Property, plant and equipment
(186,770) (185,832)
Provisions, including rehabilitation provision 69,389 75,701
Other temporary differences 1,297 3,709
(116,084) (106,422)
Net deferred mining and income tax liability (114,660) (103,533)
Reconciliation between deferred taxation opening and closing balances
Opening balance
(103,533)
(51,289)
Recognized in other comprehensive income
-
4,471
Investments
-
4,471
Profit or loss (expense)/credit
(11,127)
(56,715)
Property, plant and equipment
(937)
(61,405)
Provisions, including rehabilitation provision
(7,778)
19,925
Estimated assessed losses
-
(16,836)
Other temporary differences
(2,412)
1,601
Closing balance
(114,660)
(103,533)
The group provides for deferred tax at the rates which are expected to apply for temporary differences. The group uses the expected average effective tax rates, resulting from the mining tax formula for mining income based on forecasts per individual entity. If a one percentage point increase in the effective tax rate is applied the deferred tax liability would amount to R122.3 million compared to the current R116.0 million (refer note 7).
Deferred tax assets have not been recognised in respect of tax losses of R38.6 million (2013: R24.1 million), unredeemed capital expenditure of R292.0 million (2013 Restated: R295.2 million) and capital losses of R258.6 million (2013: R260.3 million).
The deferred tax relating to the company’s investment in subsidiaries and equity accounted investments is Rnil (2013: Rnil)
because these investments are to be realised through dividend distributions which are exempt under current tax legislation. As a result there are also no temporary differences.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
20. LOANS AND BORROWINGS
2014
2013
Restated
R’000
R’000
Unsecured
Domestic Medium Term Note Programme
148,695
167,626
148,695
167,626
Less: payable within one year included under current liabilities
(73,195)
(24,294)
75,500
143,332
Loans and borrowings expected repayment schedule for capital amounts payable in the 12 months to:
June 30, 2014
-
24,294
June 30, 2015
73,195
67,832
June 30, 2016
75,500
75,500
148,695
167,626
Analysis of gross loans and borrowings by currency:
South African Rand
148,695
167,626
Effective interest rates:
Unsecured liabilities
Domestic Medium Term Note Programme
8.9%-10.6%
9.1%-10.2%
During June 2012 the group entered into a Domestic Medium Term Note Programme (DMTN Programme) with ABSA Capital, a division of ABSA Bank Limited, under which DRDGOLD may from time to time issue notes and R165 million was raised in total during July 2012 and September 2012. The different notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36
(R75.5 million) months from the date of issue and bear interest at the three-month Johannesburg Inter-bank Acceptance Rate
(JIBAR) plus a margin ranging from 4% to 5% a year.
The DMTN Programme is unsecured but does have certain covenants attached to it regarding acquiring additional indebtedness, significant disposal of assets and in the form of a guarantor coverage threshold. During FY2013, the group settled the last unsecured notes issued under the previous DMTN Programme which had a 24-month term and carried interest at the three-month
JIBAR plus 5%.
On July 3, 2014, DRDGOLD repaid R73.2 million including capital and interest.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
21. CASH GENERATED BY OPERATIONS
2014
2013
Restated
2012
Restated
R’000
R’000
R’000
(Loss)/profit before taxation
(37,175)
158,586 383,552
Adjusted for:
Depreciation
159,999
143,766 120,850
Movement in provision for environmental rehabilitation
(86,605)
15,334 59,185
Movement in gold in process
8,828
(17,727) (14,710)
Impairments
56,591
187,866 1,100
(Profit)/loss on disposal of property, plant and equipment
(992)
(19,267) 9,556
Share-based payments
3,341
4,515 4,133
(Reversal of impairment)/impairment loss on trade receivables
(2,172)
(1,412) 554
Share of losses of equity accounted investments
313
50,135 -
Actuarial loss on post-retirement and employee benefits
-
- 67
Post-retirement and other employee benefits
335
350 (389)
Dividends received
-
(32,470) (38)
Finance income
(27,980)
(33,522) (33,508)
Finance expenses
52,295
41,975 17,706
Operating cash flows before working capital changes
126,778
498,129 548,058
Working capital changes
(39,394)
(55,808) 63,492
Change in trade and other receivables
(15,233)
(18,852) 33,583
Change in inventories
(17,170)
(19,510) (3,328)
Change in trade and other payables
(6,991)
(17,446) 33,237
Cash generated by operations
87,384
442,321 611,550
22. CASH FLOW ON DISPOSAL OF SUBSIDIARIES, NET OF CASH DISPOSED
Total net cash flow on disposal of subsidiary
Blyvoor
-
- (9,584)
-
- (9,584)
Disposal of Blyvoor
On June 1, 2012, DRDGOLD disposed of its 74% shareholding in and loan claims against Blyvoor.
Effect of disposal on the financial position of the group:
Property, plant and equipment
-
- 114,374
Non-current investments and other assets
-
- 46,989
Inventories
-
- 36,508
Trade and other receivables
-
- 32,679
Cash and cash equivalents
-
- 2,358
Provision for environmental rehabilitation
-
- (46,001)
Post-retirement and employee benefits
-
- (568)
Trade and other payables
-
- (145,197)
Consolidated carrying value at time of disposal
-
- 41,142
Directly attributable costs
-
- (7,226)
Less: cash and cash equivalents of disposed entity
-
- (2,358)
Cash flow on disposal of subsidiary net of cash disposed
-
- (9,584)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
2014
2013
Restated
2012
Restated
R’000
R’000
R’000
23. CASH AND CASH EQUIVALENTS
Included in cash and cash equivalents is restricted cash of
R13.5 million (2013: R13.0 million, 2012: R20.6 million) in the form of guarantees.
An overdraft facility of R100 million is available to the group.
Bank balances
39,683
27,275 36,168
Call deposits
169,249
349,376 261,867
208,932
376,651 298,035
2014
2013
Restated
R’000
R’000
24. COMMITMENTS AND CONTINGENT LIABILITIES
Capital commitments
Contracted for but not provided for in the financial statements
3,255
12,460
Authorized by the directors but not contracted for
32,979
17,587
36,234
30,047
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
The future minimum lease payments under non-cancellable operating leases are as follows:
Not later than 1 year
2,110
1,648
Between 1 and 5 years
1,780
1,781
Financing lease commitments
During FY2014 the group entered into an agreement for the supply of temporary power generation equipment and services. The lease term will commence during October 2014 for a term of five years at a fixed monthly payment. The group has the option to acquire the equipment at the termination of the lease.
Future minimum lease payments under non-cancellable finance leases are as follows.
The future minimum lease payments under non-cancellable operating leases are as follows:
Not later than 1 year
3,978
-
Between 1 and 5 years
32,410
-

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
24. COMMITMENTS AND CONTINGENT LIABILITIES (continued)
Contingent liabilities
Environmental
At Durban Roodepoort Deep mine, rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of
Registration requirements have been taken over by DRD Proprietary Limited (a subsidiary of Mintails South Africa Proprietary
Limited (Mintails SA)). A liability transfer on the prescribed form in terms of section 43(2) of the MRPDA was submitted to the
DMR in July 2010. The DRD Village was sold to a property developer (Dino Properties Proprietary Limited (Dino Properties)).
The DRD Village was registered at the Deed Office into the name of Dino Properties on October 16, 2012. The legal transfer of the liability would be dependent on the DMR’s assessment of inter alia Mintail SAs financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is effected, amounting to R63.4 million less the trust fund amount of R26.8 million. We are still awaiting approval of the transfer of environmental liabilities from the DMR.
Mine residue deposits may have a potential pollution impact on ground water through seepage. The group has taken certain preventative actions as well as remedial actions in an attempt to minimise the group’s exposure and environmental contamination.
The flooding of the western and central basins have the potential to cause pollution due to Acid Mine Drainage (AMD)
contaminating the ground water. The government has appointed Trans-Caledon Tunnel Authority (TCTA) to construct a partial treatment plant to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the Heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant is co-disposed onto the Brakpan TSF. Partially treated water is then discharged by TCTA into the Elsburg Spruit.
While these heads of agreement should not be seen as an unqualified endorsement of the State’s AMD solution, and do not affect our right to either challenge future directives or to implement our own initiatives should it become necessary, they are an encouraging development. In particular, if the spirit of cooperation that led to its conclusion is taken into the implementation and management of the project, this initiative has every chance of success.
DRDGOLD, through its participation in the Western Utilities Corporation initiative, provided the government with a solution for a sustainable long-term solution to AMD. This solution would have been at no cost to the mines and government. In view of the limitation of current information for the accurate estimation of a potential liability, no reliable estimate can be made for the possible obligation.
Occupational health - Silicosis
In January 2013 DRDGOLD, ERPM and 23 other mining companies were served with a court application for a class action issued in the South Gauteng High Court by alleged former mineworkers and dependants of deceased mineworkers. In the pending application the applicants allege that DRDGOLD, ERPM and other mining companies conducted underground mining operations in such a negligent manner that the former mineworkers contracted silicosis. The applicants have not yet quantified the amounts which they would like the mining companies to pay as damages.
DRDGOLD and ERPM have instructed Malan Scholes Attorneys to defend the case. The companies are currently gathering information in preparation for the matter. An answering affidavit opposing the application for the certification of a class action was filed with the High Court on June 24, 2014.
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
Dispute with the Ekurhuleni Municipality
The Ekurhuleni Municipality has brought an action against ERPM claiming an amount of R42.0 million in respect of outstanding rates and taxes which are allegedly owing. As at June 30, 2014, the difference between the invoiced amount and ERPM’s calculations amounted to R55.8 million. ERPM has employed experts to investigate the allegations and it appears that this claim is unfounded. ERPM is defending this action and has employed Norton Rose Attorneys to represent it. There are sufficient defences to repel the claim, therefore an outflow of resources is remote.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
25. FINANCIAL INSTRUMENTS
Overview
The group has exposure to credit risk, liquidity risks, as well as other market risks from its use of financial instruments. This note presents information about the group’s exposure to each of the above risks, the group’s objectives and policies and processes for measuring and managing risk. The group’s management of capital is disclosed in note 27. Further quantitative disclosures are included throughout these consolidated financial statements.
Risk management framework
The board of directors (board) has overall responsibility for the establishment and oversight of the group’s risk management framework. The board has established the Audit and Risk Committee, which is responsible for developing and monitoring the group’s risk management policies. The committee reports regularly to the board on its activities.
The group’s risk management policies are established to identify and analyse the risks faced by the group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes to market conditions and the group’s activities. The group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.
The Audit and Risk Committee oversees how management monitors compliance with the group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the group. The Audit and Risk Committee is assisted in its oversight role by the internal audit function. The internal audit function undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit and Risk
Committee.
CREDIT RISK
Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the group’s receivables from customers and investment securities.
The group’s financial instruments do not represent a concentration of credit risk, because the group deals with a variety of major banks and financial institutions located in South Africa after evaluating the credit ratings of the representative financial institutions. Furthermore, its trade receivables and loans are regularly monitored and assessed for recoverability. Where it is appropriate an impairment loss is raised.
In addition, the group’s operations all deliver their gold to Rand Refinery Proprietary Limited (Rand Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is usually sold by Rand Refinery on the same day as it is delivered and settlement is made within two days.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
25. FINANCIAL INSTRUMENTS (continued)
CREDIT RISK (continued)
The following represents the maximum exposure to credit risk for all financial assets at June 30:
Carrying
Carrying
value
value
2014
2013
Restated
R'000
R'000
Financial assets
Listed investments (refer note 10)
34,097
34,071
Unlisted investments (refer note 10)
171
93,484
Loans to black empowerment entities (refer note 10)
2,592
2,592
Investments in environmental rehabilitation trust funds (refer note 10)
82,848
86,356
Trade and other receivables (refer note 14)
75,826
65,221
Cash and cash equivalents
208,932
376,651
404,466
658,375
The following represents the maximum exposure to credit risk for trade and other receivables at June 30:
Carrying
Carrying
value
value
2014
2013
Restated
R'000
R'000
Trade receivables (gold) (refer note 14)
25,630
30,415
Receivables from related parties (refer note 14)
2,992
177
Other receivables, including disposal of property debtors
(refer note 14)
47,204
34,629
75,826
65,221
The ageing of trade and other receivables at June 30:
Gross
Impair-
Gross
Impair-
value
ment
value
ment
2014
2014
2013
Restated
2013
Restated
R'000
R'000
R'000
R'000
Not past due 72,693 (31) 62,654 (67)
Past due 0-30 days 2,017 (128) 652 (57)
Past due 31-120 days 770 (522) 1,302 (1,117)
Past due more than 120 days 7,327 (6,300) 6,973 (5,119)
82,807 (6,891) 71,581 (6,360)
Impairments were raised due to the uncertainty around the recoverability and timing of the cash flows.
Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:
Impairment Impairment
2014
2013
Restated
R'000
R'000
Balance at July 1
(6,360)
(7,820)
Impairment (recognized)/reversed
(621)
1,460
Balance at June 30
(6,981)
(6,360)
The group has no significant concentration of credit risk.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
25. FINANCIAL INSTRUMENTS (continued)
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
Carrying
Contractual
6
months
amount
cash flows
or less
6 - 12 months
2 - 5 years
R’000
R’000
R’000
R’000
R’000
June 30, 2014
Unsecured
Domestic Medium Term Note
Programme
148,695
(156,863)
(75,358)
(4,000)
(77,505)
Trade and other payables
182,136
(182,136)
(182,136)
-
-
330,831
(338,999)
(257,494)
(4,000)
(77,505)
June 30, 2013 Restated
Unsecured
Domestic Medium Term Note
Programme
167,626 (188,841) (28,142) - (160,699)
Trade and other payables 190,266 (190,266) (190,266) - -
357,892
(379,107)
(218,408)
-
(160,699)
MARKET RISK
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the group's income or the value of its holding of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing returns.
Commodity price sensitivity
The profitability of the group's operations, and the cash flows generated by those operations, are affected by changes in the market price of gold which is predominantly sold in US Dollars. DRDGOLD does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
25. FINANCIAL INSTRUMENTS (continued)
MARKET RISK (continued)
Interest rate risk
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risks. In the ordinary course of business, the group receives cash from its operations and is obliged to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. Funding deficits for the group's mining operations have been financed through external borrowings. Lower interest rates result in lower returns on investments and deposits and also may have the effect of making it less expensive to borrow funds at then current rates. Conversely, higher interest rates result in higher interest payments on loans and overdrafts.
The following represents the interest rate risk profile for the group's interest-bearing financial instruments:
Carrying
Carrying
value
value
2014
2013
Restated
R’000
R’000
Variable interest rate instruments
Financial assets
291,780
463,007
Financial liabilities
(148,695)
(167,626)
143,085
295,381
Cash flow sensitivity analysis for variable rate instruments:
A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/(loss)
by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.
The analysis is performed on the same basis for 2013.
2014
2013 Restated
Equity and profit or (loss)
Equity and profit or (loss)
100 bp
100 bp
100 bp
100 bp
increase
decrease
increase
decrease
June 30
R’000
R’000
R’000
R’000
Variable interest rate instruments
1,431
1,431
(1,431)
(1,431)
2,954
2,954
(2,954)
(2,954)
Cashflow sensitivity

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
25. FINANCIAL INSTRUMENTS (continued)
MARKET RISK (continued)
Foreign currency risk
The group’s reporting currency is the South African Rand. Although gold is sold in US Dollars, the company is obliged to convert this into South African Rand. The company is thus exposed to fluctuations in the US Dollar/South African Rand exchange rate.
The company conducted its operations in South Africa during the current year. Foreign exchange fluctuations affect the cash flow that it will realise from its operations as gold is sold in US Dollars, while production costs are incurred primarily in South African rands. The company’s results are positively affected when the US Dollar strengthens against the Rand and adversely affected when the US Dollar weakens against the Rand. The group does not hedge against foreign currency fluctuations and considers the risk to be low due to foreign currency normally being disposed of on the same day. The group is also exposed to certain by-
product commodity price risk. The company’s cash and cash equivalent balances are held in South African rands; holdings denominated in other currencies are relatively insignificant.
The following represents the exposure to foreign currency risks:
2014
2013
Restated
June 30
USD’000
USD’000
Trade and other receivables
2,423
3,082
Net statement of financial position exposure
2,423
3,082
The following significant exchange rates applied during the year:
Spot rate at year end
Average rate
June 30
2014
2013
2014
2013
1 US Dollar
10.5784
9.8675
10.3706
8.8328
Sensitivity analysis
A 10 % strengthening of the Rand against the currencies mentioned at June 30, would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2013.
Impact
2014
2013
Restated
June 30
R’000
R’000
Equity
(2,563)
(3,041)
Loss
(2,563)
(3,041)
A 10% weakening of the Rand against the above currencies at June 30, would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
25. FINANCIAL INSTRUMENTS (continued)
MARKET RISK (continued)
Other market price risk
Equity price risk arises from available-for-sale equity securities fair value adjustments accounted for in other comprehensive income. Investments within the portfolio are managed on an individual basis and all buy and sell decisions are approved by the
Risk Committee when significant.
The following table represents the carrying amounts and net gain/(loss), finance income and finance expense recognised in profit or loss and / or equity as well as other comprehensive income per category of financial instruments at June 30:
Carrying
value
Equity and
profit / (loss)
Carrying
value
Equity and
profit / (loss)
2014
2014
2013
Restated
2013
Restated
R'000
R'000
R'000
R'000
Financial assets
Available-for-sale financial assets
34,268
(98,540)
127,555 (34,221)
Loans and receivables
370,198
20,358
530,820 29,617
404,466
(78,182)
658,375 (4,604)
Financial liabilities
Financial liabilities measured at amortized cost
330,831
(14,276)
357,892 (8,438)
330,831
(14,276)
357,892 (8,438)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
25. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table represents the carrying amounts and fair values of the group's financial instruments at June 30: The classification of the group’s financial instruments are discussed on page F-70.
Carrying
Fair
Carrying
Fair
value
value
value
value
2014
2014
2013
Restated
2013
Restated
R’000
R’000
R’000
R’000
Financial assets measured at fair value
34,268
34,268
127,555 127,555
Listed investments (refer note 10)
34,097
34,097
34,071 34,071
Unlisted investments (refer note 10)
171
171
93,484 93,484
Financial assets measured at amortised cost
370,198
370,198
530,820 530,820
Loans to black empowerment entities (refer note 10)
2,592
2,592
2,592 2,592
Investments in environmental rehabilitation trust
funds (refer note 10)
82,848
82,848
86,356 86,356
Trade and other receivables (refer note 14)
75,826
75,826
65,221 65,221
Cash and cash equivalents
208,932
208,932
376,651 376,651
404,466
404,466
658,375 658,375
Financial liabilities measured at amortised cost
Loans and borrowings (refer note 20)
330,831
330,831
357,892 357,892
– non-current
75,500
75,500
143,332 143,332
– current
73,195
73,195
24,294 24,294
Trade and other payables
182,136
182,136
190,266 190,266
330,831
330,831
357,892 357,892
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Financial instruments measured at fair value
The financial instruments measured at fair value are measured using the following valuation methodologies:
Listed investments
The fair value of listed investments is determined by reference to published price quotations from recognised securities exchanges and adjusted with a discount factor for any liquidity constraints where appropriate.
Unlisted investments
The valuations are based on the net asset values of these investments and constitute the investments’ fair value as most of the assets in these investment companies are carried at fair value. The valuations have been compared to recent transactions in the underlying investment with external parties.
Financial instruments measured at amortised cost
The group applied the discounted cash flow valuation technique in the measurement of loans and receivables as well as financial liabilities measured at amortised cost. No significant unobservable inputs are used in this measurement.
Loans to black empowerment entities
The fair value of these loans cannot be reliably estimated due to the unavailability of market information.
Cash and cash equivalents and investments in environmental trust funds
The carrying value of cash and cash equivalents approximates their fair value due to the short-term maturity of these deposits.
The carrying value of the environmental trust funds approximate their fair value due to these investments being cash in nature.
Trade and other receivables
The fair value approximates the carrying value due to their short-term maturities.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
25. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)
Loans and borrowings
The loan bears interest at the three month Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% a year.
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
Level 1
Level 2
Level 3
Total
R'000
R'000
R'000
R'000
June 30, 2014
Available-for-sale financial assets
Listed investments
30,079
4,000
-
34,097
Unlisted investments
-
-
171
171
30,079
4,000
171
34,268
June 30, 2013 Restated
Available-for-sale financial assets
Listed investments 29,571 4,500
-
34,071
Unlisted investments
-
-
93,484 93,484
29,571 4,500 93,484 127,555
The group applied the following unobservable inputs in the measurement of the fair value of Level 2 and Level 3 financial instruments:
2014
2013
Level 2
Discount rate
50%
50%
Constraints on liquidity resulting from escrow agreement (refer note 10)
Level 3
Other inputs
Refer note 4
-

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
25. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE HIERARCHY (continued)
Reconciliation of fair value measurements in Level 2 and Level 3 during the year:
2014
2013 Restated
Level 2
Level 3
Level 2
Level 3
R'000
R'000
R'000
R'000
Available-for-sale financial assets
Balance at beginning of year
4,500                      93,484                   151,303                  20,526
Acquired during the year
-
7
- 26,864
Fair value adjustment
200
(53,140)
(117,232) 46,094
Impairment
(700)
(40,180)
- -
Transfer to level 1
-
-
(29,571) -
Balance at end of year
4,000
171
4,500 93,484
Impairment recognized in profit or loss
(700)
(40,180)
(101,261) -
Gain/(loss) recognized in other comprehensive
income
200
(53,140)
(11,499) 46,094
Fair value adjustment recognized in other
comprehensive income
200
(53,140)
(112,760) 46,094
Impairment released to profit or loss
-
-
101,261 -
The gain or loss on the fair value adjustment is recognized in other comprehensive income net of deferred tax.
The available-for-sale financial assets Level 2 comprises investments in listed shares which are held in escrow (refer note 11).
The available-for-sale financial assets Level 3 comprises investments in unlisted shares for which no reasonable alternative measure for fair value is available. Therefore no sensitivity analysis has been prepared.
26. RELATED PARTY TRANSACTIONS
2014
2013
Restated
2012
Restated
R’000
R’000
R’000
Key management personnel remuneration (excluding directors)
Short-term benefits
Salaries, bonuses and performance payments
68,939
76,405 678,114
Long service awards
Share-based payment expense
3,341
4,515 4,133
Post-retirement medical benefits
261
282 231
72,541
81,202 82,478
Directors' remuneration
Short-term benefits
Salaries, bonuses and performance payments
14,736
16,627 16,637
Long service awards
Share option scheme gains
308
4,937 -
Post-retirement medical benefits - - -
15,044
21,564 16,637
The group has related party relationships with its subsidiaries, equity accounted investments and with its directors and key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director (whether executive or otherwise) of the company. During FY2014, nil (2013: 62,614 and 2012: 3,584,627) treasury shares were used to settle share options exercised by key management personnel.
Post-retirement medical benefits and long-term employee incentive scheme balances for key management personnel as at June 30,
2014 amounts to R6.7 million (2013: R6.3 million and 2012: R6.0 million) and R2.6 million (2013: R2.3 million and 2012: Rnil), respectively.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
26. RELATED PARTY TRANSACTIONS (continued)
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
TRANSACTIONS WITH SUBSIDIARIES AND EQUITY ACCOUNTED INVESTMENTS
Balances outstanding at June 30, 2014
• Subsidiaries (refer note 11)
• Equity accounted investments including associates and joint ventures (refer note 12).
Transactions during the year:
During FY2014, DRDGOLD earned:
• management fees from Ergo Mining Operations Proprietary Limited (EMO) amounting to R21.9 million (2013: R25.1 million and 2012: R21.6 million) and from Blyvoor amounting to Rnil (2013: Rnil and 2012: R15.2 million);
• interest from EMO amounting to R30.0 million (2013: R23.0 million and 2012: R26.6million), from Ergo Mining Proprietary
Limited amounting to R28.5 million (2013: R32.2 million and 2012: Rnil) and from Blyvoor amounting to Rnil (2013: Rnil and
2012: R2.6 million), respectively.
During FY2014, EMO disposed of 50 000 (2013: nil, 2012: nil) ordinary shares in the company (held as treasury shares for consolidation purposes) to D J Pretorius at market value. As at June 30, 2014, EMO held 6,155,559 (2013: 6,205,559 and 2012:
6,268,173) treasury shares. During the year ended June 30, 2014, EMO acquired nil (2013: nil and 2012: 9,852,800) ordinary shares (held as treasury shares for consolidation purposes) in the company.
TRANSACTIONS WITH OTHER ENTITIES IN WHICH AN OWNERSHIP INTEREST IS HELD
Guardrisk Insurance Company Limited (Guard Risk)
During FY2014 Ergo paid insurance premiums to the Guardrisk Cell Captive amounting to Rnil (2013: R21.0 million and 2012:
R41.8 million by ERPM and R21.0 million by Ergo).
Guardrisk issued environmental guarantees to the DMR amounting to R305.7 million (2013: R305.7 million, 2012: R305.7 million) relating to the environmental liabilities (note 17). These guarantees are funded by the assets in Guardrisk Insurance
Company Limited (Cell Captive) (refer note 10).
Rand Refinery Proprietary Limited (Rand Refinery)
The group has entered into an agreement with Rand Refinery, for the refining and sale of all of its gold produced in South Africa.
Under the agreement, Rand Refinery performs the final refining of the group’s gold and casts it into troy ounce bars. Rand
Refinery then sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees.
Mr Gwebu, executive: legal, compliance and company secretary of DRDGOLD, was a director of Rand Refinery and a member of its Remuneration Committee and chairman of the Social and Ethics Committee until 3 September 2014 when he resigned as director. Mr Charles Symons was nominated to replace him as director of Rand Refinery with effect from 3 September 2014. Mr
Mark Burrell who is the financial director of Ergo is an alternate director of Rand Refinery and a member of Rand Refinery’s
Audit Committee.
• The group currently owns shares in Rand Refinery (which is jointly owned by South African mining companies) (refer note 10)
• Trade receivables to the amount of R25.6 million (2013: R30.4 million) relate to metals sold
• The group received a dividend of Rnil (2013: R6.8 million, 2012 R nil) from Rand Refinery.
CONSULTANCY AGREEMENT
On June 23, 2008, EMO approved a consultancy agreement with Khumo Gold, which owns 20% of EMO and Blyvoor. The agreement provides for a monthly retainer of R0.3 million (2013: R0.2 million, 2012: R0.2 million).
SALE OF SHARES
The non-controlling shareholders entered into an agreement with DRDGOLD for the sale of their shares in EMO (refer note
16.2).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2014
27. CAPITAL MANAGEMENT
The primary objective of the board of directors (the board) in managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimizes the cost of capital, maximizes shareholders' returns, and ensures that the group remains in a sound financial position. There were no changes to the group's overall capital management approach during the current year. The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.
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
The group’s net debt to equity ratio as at June 30, was as follows:
2014
2013 Restated
R’000
R’000
Total liabilities
959,535
1,025,328
Less: Cash and cash equivalents
(208,932)
(376,651)
Net liabilities
750,603
648,677
Total equity
1,481,211
1,643,672
Net debt to equity ratio at June 30
0.51
0.39
28. SUBSEQUENT EVENTS
There were no significant subsequent events between the year-end reporting date of June 30, 2014 and the date of issue of these financial statements, except as outlined below:
On July 25, 2014, DRDGOLD announced that its subsidiaries Ergo Mining Operations Proprietary Limited (EMO) and East Rand
Proprietary Mines Limited (ERPM) collectively had entered into an agreement to dispose of certain underground mining and prospecting rights held by ERPM, and certain other assets on the related mining areas, for an agreed consideration of R220 million. The carrying values of these assets and their related liabilities as at June 30, 2014 are outlined in note 15.
This agreement is subject to a number of suspensive conditions including regulatory consent and permission which had not been fulfilled at the date of this report.

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
Memorandum of Incorporation, as amended on November 30, 2012.
2.1
(1)
Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2
(5)
Indenture between DRDGOLD Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated November
12, 2002.
4.1
(3)
Deposit Agreement among DRDGOLD Limited, The Bank of New York Mellon as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007.
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
Proprietary Limited (“CGR”) (collectively CGR, EMO and ERPM are called “the Ergo Group”) dated November
28, 2012.
4.40
(14)
4.41
(14)
Share Sale and Subscription Agreement between DRDGOLD Limited ("DRDGOLD") and DRDSA Empowerment
Trust (the Trust) dated March 17, 2014.
Share Sale and Subscription Agreement between DRDGOLD Limited ("DRDGOLD") and Khumo Gold SPV
Proprietary Limited ("Khumo") dated March 17, 2014.
8.1
(14)
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
(13)
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2013.
(14)
Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
LDRDGOLD IMITED
By:
/s/
D.J.
Pretorius
D.J. Pretorius
Chief Executive Officer
By:
/s/ A.T. Meyer
A.T. Meyer
Acting Chief Financial Officer
Date: October 30, 2014