Form 20-F
DRDGOLD LTD
filed 2015-10-30
CIK 1023512

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
For the fiscal year ended June 30, 2015
Commission file number 0-28800
DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)
REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)
Off Crownwood Road, Crown Mines, 2092, South Africa
(Address of principal executive offices)
Riaan Davel, Chief Financial Officer, Tel. no. +27 11 470 2600, Email riaan.davel@drdgold.com
Francois Bouwer, Group Financial Accountant, Tel. no. +27 11 470 2600, Email francois.bouwer@drdgold.com
Off Crownwood Road, Crown Mines, 2092, South Africa
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
As of June 30, 2015 the Registrant had outstanding 430,883,767 ordinary shares, of no par value.
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
Contact details: Mr. T.J. Gwebu – Company Secretary
Contact details: Mrs. R. Masemene – Executive Officer: Legal
DRDGOLD Limited, Off Crownwood Road, Crown Mines, 2092, South Africa; Telephone: +27 11 470 2600

TABLE OF CONTENTS
Page
PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ......................................................
4
ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE .........................................................................................
4
ITEM 3.
KEY INFORMATION ................................................................................................................................................
4
3A.
Selected Financial Data ...............................................................................................................................................
5
3B.
Capitalization And Indebtedness .................................................................................................................................
6
3C.
Reasons For The Offer And Use Of Proceeds ............................................................................................................
6
3D.
Risk Factors..................................................................................................................................................................
6
ITEM 4.
INFORMATION ON THE COMPANY ....................................................................................................................
19
4A.
History And Development Of The Company .............................................................................................................
19
4B.
Business Overview ......................................................................................................................................................
21
4C.
Organizational Structure ..............................................................................................................................................
30
4D.
Property, Plant And Equipment ...................................................................................................................................
30
ITEM 4A.
UNRESOLVED STAFF COMMENTS .....................................................................................................................
41
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS ...........................................................................
41
5A.
Operating Results ........................................................................................................................................................
41
5B.
Liquidity And Capital Resources ................................................................................................................................
58
5C.
Research And Development, Patents And Licenses, Etc............................................................................................
60
5D.
Trend Information ........................................................................................................................................................
60
5E.
Off-Balance Sheet Arrangements ................................................................................................................................
60
5F.
Tabular Disclosure Of Contractual Obligations ..........................................................................................................
61
5G.
Safe Harbor ..................................................................................................................................................................
61
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES .............................................................................
61
6A.
Directors And Senior Management .............................................................................................................................
61
6B.
Compensation ..............................................................................................................................................................
63
6C.
Board Practices ............................................................................................................................................................
65
6D.
Employees ....................................................................................................................................................................
69
6E.
Share Ownership ..........................................................................................................................................................
71
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ..........................................................
73
7A.
Major Shareholders ......................................................................................................................................................
73
7B.
Related Party Transactions ..........................................................................................................................................
74
7C.
Interests Of Experts And Counsel ...............................................................................................................................
75
ITEM 8.
FINANCIAL INFORMATION ..................................................................................................................................
75
8A.
Consolidated statements And Other Financial Information .......................................................................................
75
8B.
Significant Changes .....................................................................................................................................................
75
ITEM 9.
THE OFFER AND LISTING .....................................................................................................................................
76
9A.
Offer And Listing Details ............................................................................................................................................
76
9B.
Plan Of Distribution .....................................................................................................................................................
77
9C.
Markets .........................................................................................................................................................................
77
9D.
Selling Shareholders ....................................................................................................................................................
77
9E.
Dilution ........................................................................................................................................................................
77
9F.
Expenses Of The Issue.................................................................................................................................................
77
ITEM 10.
ADDITIONAL INFORMATION .............................................................................................................................
77
10A.
Share Capital ................................................................................................................................................................
77
10B.
Memorandum of Incorporation ...................................................................................................................................
77
10C.
Material Contracts ........................................................................................................................................................
80
10D.
Exchange Controls .......................................................................................................................................................
82
10E.
Taxation .......................................................................................................................................................................
84
10F.
Dividends And Paying Agents ....................................................................................................................................
88
10G.
Statement By Experts ..................................................................................................................................................
88
10H.
Documents On Display ................................................................................................................................................
88
10I.
Subsidiary Information ................................................................................................................................................
88
ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK .........................................
89
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .........................................................
90
12A.
Debt Securities ............................................................................................................................................................
90
12B.
Warrants and Rights.....................................................................................................................................................
90
12C.
Other Securities ...........................................................................................................................................................
90
12D
American Depositary Shares .......................................................................................................................................
90

TABLE OF CONTENTS
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ...................................................................
91
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS ..
91
ITEM 15.
CONTROLS AND PROCEDURES ...........................................................................................................................
91
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT ........................................................................................................
92
ITEM 16B.
CODE OF ETHICS .....................................................................................................................................................
92
ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES ...........................................................................................
92
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES .........................................
93
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS ...................
93
ITEM 16F
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT ...........................................................................
93
ITEM 16G.
CORPORATE GOVERNANCE ................................................................................................................................
93
ITEM 16H.
MINE SAFETY DISCLOSURES ..............................................................................................................................
94
PART III
ITEM 17.
FINANCIAL STATEMENTS ....................................................................................................................................
94
ITEM 18.
FINANCIAL STATEMENTS ....................................................................................................................................
F1
ITEM 19.
EXHIBITS ...................................................................................................................................................................
95

Preparation of Financial Information
We are a South African company and currently all of our operations, as measured in production ounces, are located there.
Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International
Accounting Standards Board (IASB) for the financial years ended June 30, 2015, 2014 and 2013. All references to “dollars” or “$”
herein are to United States Dollars and references to “rand” or “R” are to South African Rands.
Our consolidated financial statements included in this Annual Report are prepared in accordance with IFRS as issued by the IASB. All financial information, except as otherwise noted is stated in accordance with IFRS as issued by the IASB.
               We present our financial information in rand, which is our presentation currency. Solely for your convenience, this Annual Report contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R13.8155 per $1.00, which was the noon buying rate in New York City on September 30, 2015.
In this Annual Report we present certain non-IFRS financial measures such as the financial items “cash operating costs per kilogram”, “all-in sustaining costs per kilogram” and “all-in costs per kilogram” which have been determined using industry guidelines promulgated by the World Gold Council and “capital expenditure”, which we use to determine costs associated with producing gold, cash generating capacities of the mines and to monitor performance of our mining operations. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, profit/(loss) attributable to equity owners of the parent, profit/(loss) for the year or any other measure of financial performance presented in accordance with
IFRS or as an indicator of our performance. While the World Gold Council has provided definitions for the calculation of cash operating costs, the calculation of cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See Glossary of Terms and Explanations and Item 5A. Operating Results - Cash operating costs, all-in sustaining costs and all-in costs per kilogram- Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram and capital expenditure. In this Annual Report we also present net operating costs that is a non-IFRS measure. For a reconciliation of this measure see page 48.
DRDGOLD Limited
When used in this Annual Report, the term the “Company” refers to DRDGOLD Limited and the terms “we,” “our,” “us” or
“the Group” refer to the Company and its subsidiaries, associates and joint ventures, as appropriate in the context.
Special Note Regarding Forward-Looking Statements
This Annual Report contains certain “forward-looking” statements within the meaning of Section 21E of the U.S. Securities
Exchange Act of 1934, regarding future events or other future financial performance and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Some of these forward-looking statements include phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,”
“should,” or “will continue,” or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions, including statements in connection with, or relating to, among other things:
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
·
adverse changes in foreign exchange rates; or
·
various other factors, including those set forth in Item 3D. Risk Factors.

For a discussion of such risks, see Item 3D. Risk Factors. The risk factors described in Item 3D. could affect our future results, causing these results to differ materially from these expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof.
We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.
Imperial units of measure and metric equivalents
The table below sets forth units stated in this Annual Report, which are measured in Imperial and Metric.
Metric
Imperial
Imperial
Metric
1 metric tonne 1.10229 short tons 1 short ton 0.9072 metric tonnes
1 kilogram 2.20458 pounds 1 pound 0.4536 kilograms
1 gram 0.03215 troy ounces 1 troy ounce 31.10353 grams
1 kilometer 0.62150 miles 1 mile 1.609 kilometers
1 meter 3.28084 feet 1 foot 0.3048 meters
1 liter 0.26420 gallons 1 gallon 3.785 liters
1 hectare 2.47097 acres 1 acre 0.4047 hectares
1 centimeter 0.39370 inches 1 inch 2.54 centimeters
1 gram/tonne 0.0292 ounces/ton 1 ounce/ton 34.28 grams/tonnes
0 degree Celsius 32 degrees Fahrenheit 0 degrees Fahrenheit - 18 degrees Celsius
Glossary of Terms and Explanations
The table below sets forth a glossary of terms used in this Annual Report:
All-in sustaining costs per
kilogram ................................
All-in sustaining costs is a measure on which guidance is provided by the World Gold Council and include cash operating costs of production plus, on-site general and administrative costs, royalties and production taxes, sustaining capital, sustaining exploration, the accretion of rehabilitation costs, but excludes depreciation, retrenchment costs, finance costs, depletion and amortization, reclamation and closure costs. All-in sustaining costs per kilogram are calculated by dividing total all-in sustaining costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
All-in costs per kilogram ......     All-in costs is a measure on which guidance is provided by the World Gold Council and include total operating costs, plus all-in sustaining costs, non-sustaining capital costs relating to projects, retrenchment costs, capital recoupment relating to non-sustaining capital, ongoing rehabilitation expenditure, and non-operating costs, but exclude taxation, minority interest, finance costs, profit or loss from associates and the cumulative effect of accounting adjustments. All-in costs per kilogram are calculated by dividing total all-in costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Assaying ................................    The chemical testing process of rock samples to determine mineral content.
$/oz ........................................    US dollar per ounce.
Care and maintenance ...........      Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.
Cash operating costs per
kilogram ................................
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
Conglomerate ........................    A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-off grade .........................    The minimum in-situ grade of ore blocks for which the cash operating costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
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
g/t ...........................................   Grams per tonne.
Horizon ..................................   A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
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
Ore Reserves .........................    Attributable total ore reserves of subsidiaries.
Pay-limit ................................   The minimum in-situ grade of ore blocks or sites for which cash operating costs, including all overhead costs, are equal to a projected gold price per ounce.
Proven Ore Reserves .............    Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b)
the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of Ore Reserves are well-established.
Probable Ore Reserves ..........    Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven
Ore Reserves, is high enough to assume continuity between points of observation.
oz/t .........................................   Ounces per ton.
Reef........................................    A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining .................................    The final purification process of a metal or mineral.
Rehabilitation ........................    The process of restoring mined land to a condition approximating its original state.
Reserves.................................    That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sedimentary ...........................   The deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Shaft .......................................   An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials, ore and waste. A shaft generally has more than one compartment.
Slimes ....................................    The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sloughing ..............................    The localized failure of part of the slimes dam wall caused by a buildup of water within the dam.
t’000 .......................................  Tonnes in thousands.
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
Tpm .......................................   Tonne per month.
Waste rock .............................    Non-auriferous rock.
Yield ......................................    The amount of recovered gold from production generally expressed in ounces or grams per ton or tonne of ore.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL DATA
The following selected consolidated financial data as at June 30, 2015 and 2014 and for the years ended June 30, 2015,
2014 and 2013 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by KPMG Inc.
The selected consolidated financial data as at June 30, 2013, 2012 and 2011, and for the years ended June 30, 2012 and 2011 is derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with IFRS as issued by the IASB and restated for new accounting policies adopted. The selected consolidated financial data set forth below should be read in conjunction with Item 5. Operating and Financial Review and Prospects and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)
Year ended June 30,
2015
1
2015
2014
2013
2012
2011
$’000 R’000 R’000 R’000 R’000 R’000
Profit or loss Data
Revenue ........................................................ 152,387 2,105,298 1,809,434 2,076,496 3,004,264 2,565,319
Results from operating activities ................. 6,689 94,901 (12,547) 184,704 367,712 (413,971)
Results from operating activities from
continuing operations ................................ 6,689 94,901 (12,547) 184,704 240,151 112,634
Profit/(loss) for the year attributable to
equity owners of the parent ....................... 4,908 67,807 (45,808) 49,420 294,313
(287,915)
Profit/(loss) for the year attributable to
equity owners of the parent from
continuing operations ................................
4,908 67,807 (45,808) 49,420 202,939 67,070
Per Share Data
Basic earnings/(loss) per share (cents) ......... 1 17 (12) 13 77 (75)
Basic earnings/(loss) per share - continuing
operations (cents) ..................................... 1 17 (12) 13 53 17
Diluted earnings/(loss) per share (cents) ..... 1 17 (12) 13 77 (75)
Diluted earnings/(loss) per share -
continuing operations (cents) ................... 1 17 (12) 13 53 17
Dividends proposed per share (ZAR cents) . 10 2 28.0 10.0 7.5
Dividends proposed per ADS (USD cents) . 6.5 1.6 28.2 12.1 9.5
Exchange rate (USD1:ZAR)
1
...................... 13.82 10.42 8.92 7.77 6.95
Number of shares issued as at June 30 ........ 430,883,767 430,883,767 385,383,767 385,383,767 385,383,767 384,884,379
Statement of financial position data
Total assets ................................................... 181,176 2,503,038 2,440,746 2,669,000 2,489,006 2,288,661
Equity (Net assets) ....................................... 110,740 1,529,925 1,481,211 1,643,672 1,631,763 1,219,166
Ordinary share capital .................................. 302,625
²
4,180,919
²
4,088,474
²
4,089,287
²
4,089,117
²
4,132,604
Month
2015
2015
2015
2015
2015
2015
September
August
July
June
May
April
Exchange Rate Data
High (USD1:ZAR) ......................................... 14.16 13.66 12.77 12.64 12.21 12.30
Low (USD1:ZAR) .......................................... 13.88 12.59 12.14 12.05 11.72 11.69
1
Translations into Dollars in this table are for convenience only and are computed at the noon buying rate in New York City at September 30,
2015 of R 13.8155 per $1.00, or the annual average as noted. You should not view such translations as a representation that such amounts represent actual Dollar amounts. All other translations in this document are based on exchanges rates quoted by local financial service providers.
² Ordinary share capital is stated after the deduction of R44.2 million (2014: R44.2 million and 2013: R44.4 million) share capital relating to treasury shares held within the Group.

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
·
Risks related to ownership in our ordinary shares or American Depositary Shares (ADSs).
Risks related to our business and operations
Changes in the market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of our operations and the cash flows generated by those operations.
As the majority of our production costs are in rands, while gold is generally sold in dollars, our results of operation and financial condition have been and could be in the future materially harmed by an appreciation in the value of the rand. Due to the marginal nature of our operations any sustained decline in the market price of gold would adversely affect us, and any decline in the price of gold below the cost of production could result in the closure of some or all of our operations which would result in a decline in profits and significant costs and expenditure, for example, incurring retrenchment costs earlier than expected.
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
Exchange rates are influenced by global economic trends. In fiscal 2015, 2014 and 2013 the rand weakened against the dollar by 14%, 8% and 20% respectively (based on exchange rates at June 30 of each year). Since December 2001, when the exchange rate reached R13.44 = $1.00, the rand has appreciated by 9% against the dollar to R12.16= $1.00 at June 30, 2015 (based on closing rates).
At September 30, 2015 the rand traded at R 13.84 = $1.00 (based on closing rates), a 14% weakening relative to the Dollar from June
30, 2015.
A decrease in the dollar gold price and a strengthening of the rand against the dollar would result in a decrease in our profitability. In fiscal 2015, 2014 and 2013 all of our production was from South Africa which was exposed to the strengthening of the rand and a decrease in profitability. If the rand were to appreciate against the dollar for a continued time, our operations could experience a reduction in cash flow and profitability and this would adversely affect our business, operating results and financial condition.
Inflation may have a material adverse effect on our results of operations.
South Africa has experienced high rates of inflation in the past. Higher inflation in South Africa would result in an increase in our future operational costs in rand, unless such inflation is accompanied by a concurrent devaluation of the rand against the dollar or an increase in the dollar price of gold. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition, and could result in operations being discontinued or reduced or rationalized.

We have incurred losses in the past and may incur losses in the future.
We achieved a profit of R68.2 million for fiscal 2015. We incurred a loss of R54.7 million for fiscal 2014 and achieved a profit of R97.7 million for fiscal 2013.
The profit in fiscal 2015 was largely due to a 4% increase in the average rand gold price received which rose to R451,297 per kilogram and an 13% increase in gold produced. It also includes a fair value adjustment on available-for-sale investments reclassified to profit or loss of R19.9 million and a profit on disposal of equity accounted investment of R5.9 million.
The loss in fiscal 2014 was largely due to a 6% drop in the average rand gold price received which declined to R432,775 per kilogram and a decline of 9 % in gold produced from continuing operations. It also includes an impairment of R56.6 million relating to R12.4 million against property, plant and equipment and R46.9 million against available-for-sale financial assets which was offset by a reversal of an impairment of R2.7 million on equity accounted investments.
The profit in fiscal 2013 was largely due to a 9% increase in the average rand gold price received which rose to R458,084 per kilogram and an 8% increase in gold produced from continuing operations, which was partly offset by an impairment of R187.9 million comprising to R61.0 million against property, plant and equipment, R101.3 million against available-for-sale financial assets and R25.6 million against investments. It also included a share of losses of equity accounted investment of R50.1 million relating to impairments of exploration assets recognized at Chizim Gold level.
Our profits and cash flows of our operations are directly exposed to the gold price, strength of the rand and higher input costs as we do not hedge.
We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.
Management’s estimates on future cash flows are subject to risks and uncertainties, such as the gold price, production volumes, recovered grades and costs. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from alternative financing and we cannot guarantee that any such financing would be permitted under the terms of our existing financing arrangements, or would be available on acceptable terms, or at all. In the absence of sufficient cash flows or adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or meet our working capital requirements may be adversely affected.
A failure to acquire new Ore Reserves could negatively affect our future cash flow, results of operations and financial condition.
New or ongoing exploration programs may not result in new mineral producing operations that will sustain or increase our
Ore Reserves. A failure to acquire new Ore Reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results of operations and financial condition. In addition, if we are unable to identify Ore
Reserves that have reasonable prospects for economic extraction while maintaining sufficient controls on production and other costs, this will have a material influence on the future viability of our operations.
Our attributable Ore Reserves (imperial) have increased by 22% from 1.5 million ounces at June 30, 2014, to 1.9 million ounces at June 30, 2015, mainly as a result of the acquisition of the non-controlling interest in EMO and, to a lesser extent, the decrease in the cut-off grade. These increases were offset by a decrease due to ongoing mining activities. Our attributable Ore
Reserves for fiscal 2014 decreased by 10.0% due to ongoing mining activities, in 2013 it decreased by 8%, also in main due to depletion from mining activities.
Any interruption in production of gold at our single operating segment will have an adverse effect on the company.
We currently have only one operating segment, namely Ergo. The various processing plants, pump stations and the deposition site of this business are linked through pipeline infrastructure. The Ergo plant is now our major processing plant and we have one deposition site.
The Ergo plant, pipeline infrastructure relating to the Ergo plant and the Brakpan Tailings Storage Facility ("Brakpan TSF")
are exposed to numerous risks, including operational down time due to planned or unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production as a result of decreases in extraction efficiencies due to imbalances in the metallurgical process as well as inconsistent volume throughput.
Each of these could have a material adverse effect on our business, operating results and financial condition.

Increased production costs could have an adverse effect on our results of operations.
Our historical production costs have increased significantly and we may not be able to accurately predict and contain further increases in our production costs. Production costs are affected by, among other things:
·
labor stability, lack of productivity and increases in labor costs;
·
increases in electricity and water prices;
·
increases in crude oil and steel prices;
·
unforeseen changes in ore grades and recoveries;
·
unexpected changes in the quality or quantity of reserves;
·
technical production issues;
·
environmental and industrial accidents;
·
gold theft;
·
environmental factors; and
·
pollution.
The majority of our production costs consist of reagents, labor, steel, electricity, water, fuels, lubricants and other oil and petroleum based products. The production costs incurred at our operations have in the past, and could in the future, increase at rates in excess of our annual expected inflation rate and result in the restructuring of these operations at substantial cost. The majority of our
South African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. Ergo and ERPM signed a two year wage settlement agreement with effect from July 1, 2013, with the National Union of Mineworkers of
South Africa, or NUMSA and United Association of South Africa, or UASA, on October 9, 2013, which provides for average annual compensation increases in year one of 8% to 10% and in year two 7.5% to 8%, in each case depending on job category. On September
4, 2014, Ergo and ERPM extended the two year wage settlement agreement with effect from July 1, 2015 to June 30, 2016, with
NUMSA and UASA, which provides for average annual compensation increases in year one of 8% to 10%, depending on job category.
In addition, in the past, we have been impacted by large price increases imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. Increases in steel, electricity or water prices combined with the increases in labor costs, could result in our costs of production increasing above the price received for gold sold. A wage strike by NUMSA during July 2014 caused a delay in the delivery of certain steel products to our operations.
The emergence of a new labor union, the Association of Mineworkers and Construction Union, or AMCU and labor unrest driven by them in South Africa during 2013 and 2014 in the gold and platinum industry have resulted in extended strikes. In certain instances wage settlements that were reached with other representative labor unions were challenged by AMCU and increased uncertainty in the labor market resulted. As at September 30, 2015 AMCU had no representation at any of our operations nor have there been demands for recognition. We cannot guarantee that no such demands will be made in the future.
The costs of fuels, lubricants and other oil and petroleum based products have decreased in fiscal 2015 as a result of the increased mining of slimes being less diesel intensive than the mining of sand as well as the decrease in the cost of crude oil in global markets, offset by the weakening of the rand against the dollar. In the event that crude oil prices increase, this could have an adverse impact on our production costs.
Our initiatives to reduce costs, such as reducing our labor force, a reduction of the corporate overhead, negotiating lower price increases for consumables and cost controls may not be successful or sufficient to offset the increases affecting our operations and could adversely affect our business, operating results and financial condition.
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
We have estimated our aggregate group Rehabilitation, Reclamation and Closure cost provision at R510.9 million which is included in our statement of financial position as at June 30, 2015 (Consisting of provision for environmental rehabilitation: R493.3 million and liabilities held-for-sale: R17.6 million). However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We fund these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds or funds held in insurance instruments established for our operations. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to prosecution, litigation and potentially significant liabilities.
Flooding at our discontinued underground operations may cause us to incur liabilities for environmental damage.
If the rate of rise of water is not controlled, water from our abandoned underground mining areas could potentially rise and come into contact with naturally occurring underground water or decant into surrounding underground mining areas and could ultimately also rise to surface. Progressive flooding of these abandoned underground mining areas and surrounding underground mining areas could eventually cause the discharge of polluted water to the surface and to local water sources.
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
The business of gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury, to employees. According to section 54 of the Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. These incidents could lead to mine operations being halted and that will increase our unit production costs, due to loss of production which could have a material adverse effect on our business, operating results and financial condition.
Events may occur for which we are not insured which could affect our cash flows and profitability.
Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. We have a total of R5.6 billion as the insured value for property and loss of profits due to business interruption with a total loss limit of R500 million for the 2016 financial year. Business interruption is only covered from the time the loss actually occurs and is subject to time and amount deductibles that vary between categories.
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
Our flotation and fine-grind (FFG) project faces the operational risk of a start-up project.
Our flotation and fine-grind project is designed to improve extraction efficiencies which are derived from the separation of gold contained within the sulfides of the tailings material by subjecting the treated material to a flotation circuit, further regrinding and a leach circuit. This project was commissioned during the second and third quarters of fiscal 2014 and came into operation in the third quarter of fiscal 2014.
Production was temporarily suspended on April 2, 2014 due to unsatisfactory gold recoveries and low carbon absorption efficiencies. The established Low Grade Section was brought back to steady state and gold production stabilized during the last quarter of fiscal 2014. The main causes for the unsatisfactory recoveries included carbon management in the Low Grade Section, thickener availability and management of the water balance. Apart from rectifying the main causes, the operational team also implemented a twin streaming process by isolating the Crown and City material from the main Elsburg material. By implementing this change the gold content in the individual feed supply streams can be measured before the product goes into the leach tanks. By comparing these assays with the final recoveries, management will be able to identify and correct, much earlier, any possible negative impacts whilst it will also improve the allocation of gold from different sources. A number of smaller engineering upgrades were also made during this “time-
out” period.
In late August 2014 the FFG was restarted to treat one third of the Ergo plant throughput. We started up the second and third sets of float cells in January 2015 and these became fully operational in February 2015, treating the remainder of the Ergo plant throughput through the FFG from this date.
The flotation and fine-grind project remains exposed to numerous risks associated with similar start-up projects, including operational down time due to unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production which could have a material adverse effect on our business, operating results and financial condition.
Conditions precedent for completion of the Blyvoor sale were not fulfilled before the due date.
In 2012, we entered into an agreement to sell our interest in Blyvoor, an underground mining operation. The sale agreement entered into in connection with the disposal of Blyvoor consists of two parts, being Part A and Part B. Part A was completed on
June 1, 2012. See Item 10C. Material Contracts for a discussion on the details of this agreement.
While the fulfilment of the conditions precedent of Part B of the disposal is in dispute between the parties, the parties entered into a settlement agreement pursuant to which the parties to the settlement agreement agreed to terminate the procedures relating to the dispute, not to pursue arbitration and to settle the escrow shares and dividends equally between the parties. DRDGOLD fully reserves all rights as against third parties - including any such regulatory authorities - regarding the terms of the settlement and the right to rely upon our stated position regarding the fulfilment of Part B.
Blyvoor was placed under provisional liquidation by the VMR controlled Blyvoor board in August 2013 and has since been under the control of the provisional liquidators that were appointed by the High Court of South Africa.

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
During fiscal 2015 the gold price came off a high of U$1,338 per ounce to a low of U$1,141. Our profitability may be negatively impacted by a decline in the gold price and we incur losses when revenue from gold sales drops below the cost of production for an extended period.
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
As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and
Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our operations.. The costs incurred on exploration activities that do not identify commercially exploitable reserves of gold are not likely to be recovered and therefore likely to be impaired.

There is uncertainty with our Ore Reserve estimates.
Our Ore Reserve figures described in this document are the best estimates of our current management as of the dates stated
and are reported in accordance with the requirements of Industry Guide 7 of the SEC. These estimates may not reflect actual reserves or future production.
Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our reserve estimates to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs, and in particular our labor, water, steel and electricity costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves, particularly those containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the ability to reclaim our
Ore Reserves, at the required rate, such as an interruption or reduction in the supply of electricity or a shortage of water may have the effect that we are unable to achieve critical mass, which may render the Ore Reserve, or parts of the Ore Reserve no longer feasible, which could negatively affect production rate and costs and decrease our profitability during any given period. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact upon the total value of our mining asset base and our business, operating results and financial condition.
Gold mining is susceptible to numerous events that could have an adverse impact on a gold mining business.
The business of gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of or personal injury to employees, the loss of mining and reclamation equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims. The risks and events associated with the business of gold mining include:
·
environmental hazards and pollution, including dust generation, toxic chemicals, discharge of metals, pollutants, radioactive materials and other hazardous material into the air and water;
·
flooding, landslides, sinkhole formation, ground subsidence, ground and surface water pollution and waterway contamination;
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
We are incorporated in South Africa and all of our operations are currently in South Africa. As a result political and economic risks relating to South Africa could have a significant effect on our production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime. These problems may impede fixed inward investment into South Africa and cause emigration of skilled workers. As a result, we may have difficulties retaining qualified employees.
Inflation can adversely affect us.
The inflation rate in South Africa is relatively high compared to developed, industrialized countries. As of June 2015, the annual Consumer Price Inflation Index, or CPI, stood at 4.6% compared to 6.6% in June 2014 and 5.5% in June 2013. Annual CPI
slowed to 5.1% as at September 30, 2015. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.
Power stoppages or increases in the cost of power could negatively affect our results and financial condition.
Our mining operations are dependent on electrical power supplied by Eskom, South Africa’s state owned utility company. As a result of insufficient generating capacity, owing to poor maintenance and lagging capital infrastructure investment, South Africa has faced significant disruptions in electricity supply in the past and Eskom has warned that the country could continue to face disruptions in electrical power supply in the foreseeable future. Whilst Eskom did manage to contain the number and severity of power supply stoppages to the extent of not having a material impact on our production, the country’s current reserve capacity remains insufficient and the risk of electricity stoppages is expected to continue for the foreseeable future. Supply interruptions may pose a significant risk to the operations.
The group has installed auxiliary emergency units at its plant to prevent the tripping of thickeners and entered into a five year lease agreement for the supply of temporary power generation equipment and services during fiscal 2014 to drive certain key installations associated with the disposal of tailings.
The group has also concluded a load-curtailment agreement with Eskom in terms of which we reduce power consumption by between 10% and 20% when the grid is under pressure, but Eskom maintains uninterrupted power supply to the operations. This has enabled us to maintain continuous operations and very little reduction in volume since its inception.
There is, however, no assurance that the measures will be sufficient to completely mitigate the risk of power stoppages.
Electricity tariffs increased as follows: from April 1, 2013 an average tariff increase of 8.0%, from April 1, 2014 an average tariff increase of 10.79%, and from April 1, 2015 an average tariff increase of 12.69%. These increases have had an adverse effect on our production costs and such future increases could have a material adverse effect on our operating results and financial condition.
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
In January 2013, DRDGOLD, ERPM (“the Companies”) and 23 other mining companies (“the Respondents”) were served with a court application for a class action issued in the South Gauteng High Court by alleged former mineworkers and dependants of deceased mineworkers. In the pending application the applicants allege that the Companies and the Respondents conducted underground mining operations in a negligent manner such that the former mineworkers contracted silicosis. The applicants have not yet quantified the amounts which they are seeking the Respondents to pay as damages.
The Companies are currently gathering information in preparation for the matter. An answering affidavit opposing the application for the certification of a class action was filed with the High Court on 24 June 2014. The hearing in respect of the certification of a class action commenced on October 12, 2015 and is scheduled to conclude on October 23, 2015. Judgement is expected in February 2016.

Taking into account that the silicosis claim is still at certification stage and should anyone bring similar claims against the
Companies in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the Companies and that it was contracted due to negligence on the Companies’ part. The link between the alleged cause -
negligence by the Companies (while in its employ), and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to the costs the Companies would incur in the future and due to the uncertainty of the outcome of these claims no reliable estimation can be made for the possible liability.
We will assess all such claims, if and when filed, on their merits. Liability associated with such claims and expenses of dealing with them could have a material adverse effect on our business, operating results and financial condition.
Increased theft at our sites, particularly of copper, may result in greater risks to employees or interruptions in production.
Crime statistics in South Africa indicate an increase in theft. This together with price increases for copper has resulted in increased theft of copper cable. Our operations experience high incidents of copper cable theft despite the implementation of security measures. In addition to the general risk to employees’ lives in an area where theft occurs we may suffer production losses and incur additional costs as a result of power interruptions caused by cable theft and theft of bolts used for the pipeline.
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
DRDGOLD invested R 22 million in the construction of a filtration plant at the Rondebult Waste Water Works (operated by the East Rand Water Care Company) to treat sewage water to reduce the use of potable water. The plant was commissioned in early fiscal 2016 and provides Ergo with 10 ML a day from the Rondebult sewage treatment facility. This water is used both to reclaim and carry production materials and also, ultimately, to irrigate rehabilitation vegetation at a significantly lower cost than that of potable water.
In addition, as part of the Heads of agreement signed between EMO, Ergo, ERPM and Trans-Caledon Tunnel Authority
(TCTA) in December 2012, Ergo also secured the right to purchase up to 30ML of partially treated AMD from TCTA at cost, in order to reduce Ergo’s reliance on potable water for mining and processing purposes. However, due to the high sulphate levels contained in the treated water, Ergo will limit the use of this water to 10ML per day.
There is no assurance that these measures will be sufficient to alleviate all the water scarcity issues.
Government Regulation
Government policies in South Africa may adversely impact our operations and profits.
The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government’s administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments. The formulation or implementation of government policies may be discretionary and unpredictable on certain issues, including changes in conditions for the issuance of licenses insofar as social and labor plans are concerned, transformation of the workplace, laws relating to mineral rights, ownership of mining assets and the rights to prospect and mine, additional taxes on the mining industry and in extreme cases, nationalization.
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
The MPRD Act states that the conversions must be granted by the minister if all requirements are completed but it does not stipulate any time frame. The MPRD Act also provides for holders of old order rights to continue to operate under the terms and conditions of such rights until conversions under the MPRD Act have been completed. See Item 4B. Business Overview.
As at September 30, 2015, all of our old order mining rights have been converted into new order rights under the terms of the
MPRD Act. The implementation of the MPRD Act has resulted in significant adjustments to our property ownership structure. To the extent that the exclusive rights to minerals enjoyed under the previous statutory regime are diminished, this will result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations.
Mining royalties and other tax reform could have an adverse effect on the business, operating results and financial condition of our operations.
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
Ring-fencing of unredeemed capital expenditure for South African mining tax purposes could have an adverse effect on the business, operating results and financial condition of our operations.
The Income Tax Act No 58 of 1962, or the ITA, contains certain ring-fencing provisions in section 36 specifically relating to different mines regarding the deduction of certain capital expenditure and the carry over thereof to subsequent years. After the restructuring of the surface operations, effective July 1, 2012, Ergo is treated as one taxpaying operation pursuant to the relevant ring-
fencing legislation. In the event that we are unsuccessful in confirming our position or should the South African Receiver of Revenue have a different interpretation of section 36 of the ITA, it could have an adverse effect on the business, operating results and financial condition of our operations.

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
Failure to comply with the requirements of the Broad Based Socio-Economic Empowerment Charter could have an adverse effect on our business, operating results and financial condition of our operations.
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
However, there are a number of matters that still require clarification and discussions in respect of interpretations of the requirements are in progress with the DMR. The goals set by the amendments to the Mining Charter include: minimum 26% HDSA ownership by
March 2015; procurement of a minimum 40% of capital goods, 50% of consumer goods and 70% of services from Black Economic
Empowerment, or BEE, entities by March 2015; minimum 40% HDSA representation at each of executive management level, senior management level, middle management level, junior management level and core and critical skills levels; minimum 3% investment of annual payroll in skills training; investment in community development; and attain an occupancy rate of one person per room in on-
site accommodation.
When considering applications for the conversion of existing mining rights, the relevant regulator will take a “scorecard”
approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Mining Charter.
Failure on our part to comply with the requirements of the Mining Charter and the “scorecard” could subject us to negative consequences. There is also no guarantee that any steps we might take to comply with the Mining Charter would ensure that we could successfully acquire new order mining rights in place of our existing rights. In addition, the terms of such new order rights may not be as favorable to us as the terms applicable to our existing rights. In addition, we may incur expenses in giving additional effect to the Mining Charter and the “scorecard”, and we risk losing our mining rights if we do not comply with the requirements stipulated in facilitating the financing of initiatives towards ownership by historically disadvantaged persons. Any of the foregoing could have an adverse effect on our business, operating results and financial condition.
Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.
Labor costs constituted 18% of our production costs for fiscal 2015 (2014: 17% and 2013: 17%). As of June 30, 2015, our
operations provided full-time employment for 941 employees while our main service providers deployed an additional 1,426 employees to our operations, of whom approximately 80% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We are also susceptible to strikes by workers from time to time, which result in disruptions to our mining operations.
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
While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. For further information see Item 10D. Exchange
Controls.
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
Our Company, certain members of our board of directors and executive officers are residents of South Africa. In addition, all of our cash producing assets are located outside the United States and a major portion with respect to the assets of members of our board of directors and executive officers are either wholly or substantially located outside the United States. As a result, it may not be possible for you to effect service of legal process, within the United States or elsewhere including in South Africa, upon most of our directors or officers, including matters arising under United States federal securities laws or applicable United States state securities laws.
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
It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South
Africa must be authenticated for the purpose of use in South African courts. It may not be possible therefore for an investor to seek to impose liability on us in a South African court arising from a violation of United States federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY
4A. HISTORY AND DEVELOPMENT OF THE COMPANY
Introduction
DRDGOLD Limited, or DRDGOLD, is a South African domiciled company that holds assets engaged in surface gold tailings retreatment in South Africa including exploration, extraction, processing and smelting. Our main subsidiary is Ergo Mining Operations
Proprietary Limited, or EMO. Our broad based black economic empowerment (BBBEE) partners, Khumo Gold SPV Proprietary
Limited (Khumo) and the DRDSA Empowerment Trust (the Trust) hold an 8.1% and a 2.4% interest in DRDGOLD.
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
Our registered office and business address is Off Crownwood Road, Crown Mines, 2092, South Africa. The postal address is
P.O. Box 390, Maraisburg 1700, South Africa. Our telephone number is (+27 11) 470-2600 and our facsimile number is (+27 86) 524-
3061. We are registered under the South African Companies Act 71, 2008 under registration number 1895/000926/06. For our ADSs, the Bank of New York Mellon, at 101 Barclay Street, New York, NY 10286, United States, has been appointed as agent.
All of our operations are conducted in South Africa.
Ergo
Ergo Mining Proprietary Limited (Ergo Mining) was formed in June 2007, primarily to recover and treat – over a period of
12 years – approximately 186 million tonnes (Mt) of surface tailings contained in the Elsburg Tailings Complex for gold. Ergo is the surface tailings retreatment operation consisting of what was historically the Ergo Mining, Crown Gold Recoveries Proprietary
Limited (Crown), East Rand Proprietary Mines Limited's (ERPM) Cason operation and the ErgoGold business units which are now collectively referred to as Ergo. On July 1, 2012, Ergo Mining acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface operations. Also as part of this restructuring,
Ergo Mining acquired DRDGOLD's 35% interest in ErgoGold for R200 million.
As a second-phase development, in conjunction with a new pipeline linking Ergo Mining with Crown, the Ergo plant’s second carbon-in-leach (CIL) circuit was refurbished during September 2011 at an aggregate cost of R 44.8 million to increase capacity from 1.2 million tonnes per month (Mtpm) to 1.8Mtpm.
The flotation and fine-grind project was commissioned during fiscal 2014 and is designed to improve extraction efficiencies which are derived from the separation of gold contained within the sulfides of the tailings material by subjecting the treated material to a flotation circuit, further regrinding and a leach circuit. This project was partially financed through capital raised by the Domestic
Medium Term Note Program, or DMTN Program.
The refurbishment of the remaining five carbon-in-leach tanks were completed during September 2015 at an aggregate cost of R18.3 million to increase volume capacity by approximately 0.3Mtpm to a total of 2.1Mtpm.
Ergo Mining is also licensed to produce uranium and sulphuric acid. A desktop feasibility study to assess the potential of these by-products from the Ergo resource suggests that it is not financially viable in the current climate.
Capital expenditure is mainly financed through operational cash flows while financing for significant non-sustaining capital projects may be obtained through specific financing arrangements if required.
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

ERPM, which consists of the original underground mine, which is under care and maintenance, the Cason Dump surface retreatment operation and ERPM Extension 1 and 2 exploration tenements, were acquired on October 10, 2002. Underground mining at ERPM was halted in October 2008. On July 1, 2012, ERPM sold its surface mining assets and its 65% interest in ErgoGold to Ergo
Mining in exchange for shares in Ergo Mining as part of the restructuring of our surface operations.
In line with the Group’s strategy to exit underground mining operations, on July 24, 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcot Capital for the disposal of certain of the underground mining and prospecting rights held by ERPM including the related liabilities. This agreement is subject to a number of conditions, including a number of regulatory consents and permission, most notably consent to the sale by the Minister of Minerals.
Chizim Gold
Chizim Gold was established in December 2009 as a 50:50 joint venture with Chizim Investments (Pvt) Limited, or Chizim
Investments, to conduct feasibility studies on certain gold exploration tenements in Zimbabwe’s Greenstone Belt extending over an area of more than 21,000 hectares. On June 7, 2013 DRDGOLD reduced its holding to 49%. On June 30, 2013 the entity stopped conducting feasibility studies on all exploration tenements in Zimbabwe. This company became dormant after DRDGOLD ceased funding and support for its activities during fiscal 2013.
As underground mining is not in line with DRDGOLD’s strategy, DRDGOLD disposed of its exploration assets in
Zimbabwe during the last quarter of the year ended June 30, 2015.
Important Events in Our Development Generally and in the Current Year
Restructuring of the BBBEE participation
During the second half of the year ended June 30 2015, DRDGOLD completed the roll-up of the stake of our broad based black economic empowerment (BBBEE) partners in EMO into DRDGOLD. Following the roll-up, EMO is now a wholly-owned subsidiary of DRDGOLD. The roll-up involved the substitution by our BBBEE partners, Khumo Gold SPV Proprietary Limited
(Khumo) and the DRDSA Empowerment Trust (the Trust) for a direct holding in DRDGOLD. The agreement provided Khumo with an 8.1% interest and the Trust with a 2.4% interest in DRDGOLD.
Khumo Gold and the DRDSA Empowerment Trust agreed to a three-year lock-in from the closing date of the transaction before they dispose of any of the DRDGOLD shares that are issued to them in terms of this transaction.
For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item
4D. Property, Plant and Equipment, and Item 5B. Liquidity and Capital Resources.

4B. BUSINESS OVERVIEW
We are a South African company that holds assets engaged in surface gold tailings retreatment including exploration, extraction, processing and smelting. Our surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, are located in South Africa. Our operating footprint is unique in that it involves some of the largest concentration of gold tailings deposits in the world, situated within the city boundaries of Johannesburg and its suburbs.
The success of DRDGOLD’s long-term goal to extract as much gold as possible from its assets depends, to a large extent, on how effectively it continues to manage its resources.
DRDGOLD uses sustainable development to direct its strategic thinking. Our goal is to optimally utilise an entire resource over the long term thereby seeking sustainable benefits in respect to the following capitals, each of which is essential to our operation and our financial, manufactured, natural, social and human capital.
We also aim to align and overlap the interests of each of these capitals in such a manner that an investment in any one translates into value-added increases in as many of the others as possible. We therefore seek to achieve an enduring and harmonious alignment between them, and we pursue these criteria in the feasibility analysis of each investment. The board intends to explore the opportunities made possible by technology, which means further investment in R&D to improve gold recoveries even further over the long term.
During the fiscal years presented in this Annual Report, all of our operations took place in one geographic region, namely
South Africa.
Description of Our Mining Business
Surface tailings retreatment
Surface tailings retreatment involves the extraction of gold from old mine dumps, comprising the waste material from earlier underground gold mining activities. This is done by reprocessing sand dumps and slimes dams along the reefs that stretch from east to west just to the south of Johannesburg’s central business district (CBD). Sand dumps are the result of the less efficient stamp-milling process employed in earlier times. They consist of coarse-grained particles which generally contain higher quantities of gold. Sand dumps are reclaimed mechanically using front end loaders that load sand onto conveyor belts. The sand is fed onto a screen where water is added to wash the sand into a sump, from where it is pumped to the plant. Most sand dumps have already been retreated using more efficient milling methods. Lower grade slimes dams are also the result of the old treatment methods. This material has become economically more viable to process owing to improved treatment methods. The material from the slimes dams is broken down using monitor guns that spray jets of high pressure water at the target area. The resulting slurry is then pumped to a treatment plant for processing.
Exploration
Exploration activities are focused on the extension of existing reserves and identification of new reserves both at existing sites and at undeveloped sites. Once a potential site has been discovered, exploration is extended and intensified in order to enable clearer definition of the site and the portions with the potential to be mined. Geological techniques are constantly refined to improve the economic viability of exploration and exploitation.
Our Metallurgical Plants and Processes
A detailed review of the metallurgical plants and processes is provided under Item 4D. Property, Plant and Equipment.

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
The use of gold as a store of value and the large quantities of gold held for this purpose in relation to annual mine production have meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as in the case of other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. In times of inflation and currency devaluation gold is often seen as a safe haven, leading to increased purchases of gold and support for its price.
After several years of strong trending, the average gold spot price decreased by 6% from $1,296 per ounce to $1,224 per ounce during the fiscal year 2015 and by 19.0% from $1,606 per ounce to $1,296 per ounce during the fiscal year 2014. The average gold price received by us for fiscal 2015 was R451,297 per kilogram which was 4% higher than the previous year at R432,775 per kilogram.
Looking ahead we believe that the global economic environment, including escalating sovereign and personal levels of debt, economic volatility and the oversupply of fiat currency, will again make gold attractive to investors. The drop in gold price has squeezed out a number of high cost gold producers and caused investment in exploration and strategic capital to tumble. The supply of gold has shrunk and is likely to shrink even more due to the significantly reduced capital expenditure and development occurring in the sector.
This coupled with the unimpressive state of the global economy and generally weak economic policies, are likely to provide significant support to the gold price in the long term.
All of our revenue is generated in South Africa. Our total revenue for year ended June 30, 2015 was R2,105.3 million
(2014: R1,809.4 million and 2013: R2,076.5 million).
All gold we produce is sold on our behalf by Rand Refinery Proprietary Limited (Rand Refinery) in accordance with a refining agreement entered into in October 2001. The gold bars which we produce consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to Rand Refinery for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. Rand Refinery then usually sells the gold on the same day as delivery, for the London afternoon fixed Dollar price, with the proceeds remitted to us in rand within two days. In exchange for this service we pay Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. We currently own 11%
(fiscal 2014 and 2013: 11%) of Rand Refinery.
Ore Reserves
The tables below set out the Proven and Probable Ore Reserves of the Group as of June 30, 2015, and 2014, in both imperial and metric units. Our Ore Reserves comprise our attributable Ore Reserves.
Ore Reserve estimates in this Annual Report are reported in accordance with the requirements of the SEC’s Industry Guide
7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life of mine plan within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See Item 4D. Property, Plant and Equipment for a description of the rights in relation to each mine.
In South Africa, we are legally required to publicly report Ore Reserves and Mineral Resources in compliance with the
South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code. The
SEC’s Industry Guide 7 does not recognize Mineral Resources. Accordingly, we do not include estimates of Mineral Resources in this Annual Report.

Ore Reserve calculations are subject to a review conducted in accordance with SEC Industry Guide 7. Ore Reserve tons, grade and content are quoted as delivered to the gold plant. There are two types of methods available to select ore for mining. The first is pay-limit, which includes cash operating costs, including overhead costs, to calculate the pay-limit grade. The second is the cut-off grade which includes cash operating costs, excluding fixed overhead costs, to calculate the cut-off grade, resulting in a lower figure than the full pay-limit grade. The cut-off grade is based upon direct costs from the mining plan, taking into consideration production levels, production efficiencies and the expected costs. We use the pay-limit to determine which areas to mine as an overhead inclusive amount that is indicative of the break-even position.
The pay-limit approach is based on the minimum in-situ grade of reclamation sites, for which the production costs, which includes all overhead costs, including head office charges, are equal to a three-year historical average gold price per ounce for that year.
This calculation also considers the previous three years’ mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only areas above the pay-limit grade are considered for mining. The pay-
limit grade is higher than the cut-off grade, because this includes overhead costs, which indicates the break-even position of the operation.
When delineating the economic limits to the ore bodies, we adhere to the following guidelines:
The potential ore to be mined is well defined by an externally verified and approved geological model created using our mining software;
·
·
The potential ore, which is legally allowed to be mined, is also confined by the mine's lease boundaries; and
·
A business plan is prepared to mine the potential ore.
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
Our Ore Reserves are prepared using three year average gold prices at the time of reserve determination. In light of the significant increase in gold prices, since fiscal 2006 we prepare business plans using the prevailing gold price at the time of the reserve determination, which is at the end of the fiscal year.
Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.
2015
2014
Three-year
average gold price
Prevailing gold
price
Three-year
average gold price
Prevailing gold
price
Reserve gold price –$/oz 1,385 1,184 1,539 1,289
Reserve gold price –R/kg 443,608 453,276 431,098 438,575
Exchange rate –R/$ 10.10 11.91 8.71 10.58
In fiscal 2015, our attributable Ore Reserves (imperial) increased by 22% from 1.5 million ounces at June 30, 2014, to
1.9 million ounces at June 30, 2015, mainly as a result of the acquisition of the non-controlling interest in EMO and, to a lesser extent, the decrease in the cut-off grade. The life of mine for Ergo based on proven and probable reserves under Industry Guide 7 of the SEC as at June 30, 2015, was 7 years and the life of mine as at June 30, 2014 was 8 years. The difference between the life of mine as described above versus the life of mine contemplated on page F-7 of Item 18 Financial Statements is due to differences in prevailing mineral reporting regulation in the different jurisdictions within which we report as described earlier in this section.

DRDGOLD's Attributable Ore Reserves as of June 30, 2015 and 2014 are set forth in the tables below.
Ore Reserves: Imperial
At June 30, 2015
At June 30, 2014
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton) ('000 ozs) (mill)
(oz/ton)
('000 ozs)
Ergo
1
Surface ............................................................. 138,401 0.01 1,288 46.92 0.01 575 109,564 0.01 1,036 39.57 0.01 488
Total
2
...................................................................
138,401
0.01
1,288
46.92
0.01
575
109,564
0.01
1,036
39.57
0.01
488
Ore Reserves: Metric
At June 30, 2015
At June 30, 2014
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
Ergo
1
Surface .............................................................. 125,555 0.32 40.062 42.569 0.42 17.890 99,397 0.32 32.198 35.898 0.42 15.191
Total
2
...................................................................
125,555
0.32
40.062
42.569
0.42
17.890
99,397
0.32
32.198
35.898
0.42
15.191
1
The Attributable Ore Reserves represent DRDGOLD's 100% (2014: 74%) attributable Ore Reserves of Ergo from the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Consent was granted for the transfer of the mining rights from ERPM to Ergo during the year ended June 30, 2015 pending the completion of the administrative processes to transfer the mining right. Crown has been included under Ergo for fiscal 2015 and 2014.
2
The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of tons delivered to the mill.

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to an extent to the fluctuation of the gold price. If we had used different gold prices than the three-year average prices at the time of reserve determination, as of June
30, 2015 and 2014 respectively, we would not have had significantly different reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different gold prices, our attributable Ore Reserves as of June 30, 2015 and 2014 would be as follows:
Year ended June 30, 2015
Three-year
average gold
price
Prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram 443,608 453,276 407,948 498,603
Dollar gold price per ounce 1,385 1,184 1,065 1,302
Attributable ore reserves (million ounces) 1.9 1.9 1.9 1.9
Year ended June 30, 2014
Three-year
average gold
price
Prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram 431,098 438,575 387,988 474,208
Dollar gold price per ounce 1,539 1,289 1,385 1,693
Attributable ore reserves (million ounces) 1.5 1.5 1.5 1.5
The approximate mining recovery factors for the 2015 ore reserves shown in the above table are as follows:
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Ergo .........................
100.0 45.2
The approximate mining recovery factors for the 2014 ore reserves shown in the above table are as follows:
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Ergo .........................
100.0 41.8
The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2015 and 2014, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.
Proven
Reserves
Probable
Reserves
Ergo ........................................................................................................................ 328 ft. by 328 ft. 328 ft. by 328 ft.
The pay-limit grades based on the three year average dollar price for gold and costs used to determine reserves as of
June 30, 2015, are as follows:
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Ergo .......................................................................
0.266 50.50
The pay-limit grades based on the three year average dollar price for gold and costs used to determine reserves as of
June 30, 2015, are as follows
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Ergo .......................................................................
0.300 58.37
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
Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002
Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRD Act. In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and a social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRD Act on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRD Act, mining rights are not perpetual, but endure for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to five years, with one further period of renewal of three years. Applications for conversion of our old order rights were submitted to the DMR within the requisite time periods. As at September 30, 2015, all of our old order mining rights have been converted into new order rights under the terms of the MPRD Act.
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
In June 2014 the Minister of Minerals asked the State President to delay signing the Bill until after its potential impact on the industry is further investigated. No further developments occurred during the year ended June 30, 2015.

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
Given that a distinction is drawn between refined and unrefined minerals, the mineral royalty percentage rates (Y %) is based on the following formulae:
·
For refined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 12.5)) multiplied by 100]. This rate i s capped at a maximum of 5.0% with a minimum of 0.5%.
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
In recognition of the Mining Charter’s objectives of transforming the mining industry by increasing the number of black people in the industry to reflect the country’s population demographics, to empower and enable them to meaningfully participate in and sustain the growth of the economy, thereby advancing equal opportunity and equitable income distribution, we have achieved our commitment to ownership compliance with the MPRD Act through our existing black economic empowerment structure with
Khumo Gold and the DRDSA Empowerment Trust. Our black economic empowerment partners, Khumo Gold and the DRDSA
Empowerment Trust, hold 8% and 2%, respectively, in DRDGOLD Limited. (See Item 4C. Organizational Structure).

Mine Health and Safety Regulation
The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in
January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. The 2009 amendments to the Act dealt with inter alia the stoppage of production and increase punitive measures including increased financial fines and legal liability of mine management. Some of the more important new provisions in the 2009 amendment bill are the insertion of a new section
50(7A) that obliges an inspector to impose a prohibition on the further functioning of a site where a person’s death, serious injur y or illness to a person, or a health threatening occurrence has occurred; a new section 86A(1) creating a new offence for any person who contravenes or fails to comply with the provisions of the Mine Health and Safety Act thereby causing a person’s death or serious injury or illness to a person. Subsection (3) further provides that (a) the “fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission”; and that (b) “the defense of ignorance or mistake by any person accused cannot be permitted”; or that (c) “the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted”; a new section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned;
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
Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependents for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers of the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment.
In fiscal 2015, we contributed approximately R4.6 million under the COID (2014: R2.8 million) Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.
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
As of June 30, 2015, we held a total of R96.5 million (2014: R90.9 million) in trust, the balance held in each fund being R87.9 million
(2014: R82.8 million) for Ergo and R8.6 million (2014: R8.1 million) for ERPM. Trustee meetings are held as required and quarterly reports on the financial status of the funds, are submitted to our board of directors.
The financial provisions for West Wits and Durban Deep have been consolidated into a single rehabilitation trust. The West
Wits financial provision has been derecognized since the year ended June 30, 2011, and the Durban Deep financial provision since the year ended June 30, 2013, because it will be transferred along with the rehabilitation liability over the West Wits mining rights which have been disposed of.
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
Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the operational life of mine, the MPRD Act assumes a fully compliant fund at any given time. The DMR appears to have taken a practical approach in dealing with this change, and has indicated that the traditional ring fencing of funds may, for investment purposes, be relaxed and that insurance instruments may also be received subject to the DMR’s consent, to make up the shortfall in available cash funds. The Company has subsequently made use of approved insurance products for a portion of its rehabilitation liabilities. As of June 30, 2015, we held a total of R100.3 million (2014: R93.7 million) in funds held in insurance instruments. As at June 30, 2015 guarantees amounting to R404.0 million (2014: R305.7 million) were issued to the DMR.
The aggregate group rehabilitation, reclamation and closure cost provision was R510.9 million at June 30, 2015, compared to
R471.7 million at June 30, 2014. This has been included in the provision for environmental rehabilitation amounting to R493.3 million
(2014: R451.2 million) as well as in assets held for sale amounting to R17.6 million (2014: R20.5 million) in our financial statements as at June 30, 2015.

4C. ORGANIZATIONAL STRUCTURE
The following chart shows our principal subsidiaries as of September 30, 2015. All of our subsidiaries are incorporated in
South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries.
4D. PROPERTY, PLANT AND EQUIPMENT
DRDGOLD OPERATIONS
SEPTEMBER 30, 2015

Description of Significant Subsidiaries' Properties and Mining Operations
Witwatersrand Basin Geology
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
Ergo
Overview
At June 30, 2015 we own 100% of EMO, which in turn owns 100% of Ergo. Ergo is a surface tailings retreatment operation consisting of what was historically the Ergo Mining, Crown, ERPM’s Cason operation and ErgoGold business units which are now collectively referred to as Ergo. ERPM’s Cason Dump surface tailings retreatment operation was depleted in the fourth quarter of calendar 2014. Ergo undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central and east Johannesburg. In order to improve synergies, effect cost savings and a simpler group structure, DRDGOLD restructured the
Group’s surface operations (Crown, ERPM’s Cason operation and ErgoGold) into Ergo Mining with effect from July 1, 2012. At June
30, 2015, DRDGOLD employed 941 full-time employees. In addition, specialist service providers deployed a further 1 426 employees to our operations bringing the total number of inhouse and outsourced employees to 2,367.
Properties
Ergo's operations are located approximately 43 miles (70 kilometers) east of the Johannesburg’s central business district in the province of Gauteng on land owned by Ergo. Access to the Ergo plant is via the Ergo Road on the N17 Johannesburg-Springs motorway. As of June 30, 2015 and September 2015, no encumbrances exist on Ergo's property.
Crown is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations, City Deep, Crown
Mines and Knights. The entire mining footprint consists of the mining rights of City Deep, Consolidated Main Reef & Estates, Crown
Mines (“3Cs”) and Crown Gold Recoveries (“CGR”). Crown’s mining rights have been converted to new order rights under the MPRD
Act and the mining rights in respect of the 3Cs were registered at the Mineral and Petroleum Titles Registration Office in January 2014.
In March 2013, applications for the transfer of the mining rights held by the 3Cs and CGR to ERGO were lodged with the DMR following the restructure of the company into a single surface retreatment business unit. These applications were successful and were notarially executed in March 2014.
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
On August 6, 2007, the joint venture parties entered into an agreement with AngloGold Ashanti - pursuant to which it acquired the remaining assets of the Ergo plant for consideration of R42.8 million.
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
2015
The FFG became fully operational in February 2015.
Ministerial consent in terms of section 11 of the MPRD Act for the restructuring of the Group’s surface operations into
Ergo were obtained.
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
2015
Ministerial consent in terms of section 11 of the MPRD Act for the restructuring of Crown's operations into Ergo was obtained.

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
We have four metallurgical plants, known as Ergo, Crown Mines, City Deep and Knights. Our two gold producing metallurgical plants, Ergo and Knights have an installed capacity to treat approximately 28.8 million tons of material per year. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits. Crown serves as a milling and distribution station, as does City Deep. The Knights and the Ergo plants are still fully operational.
In addition to the four metallurgical plants, Ergo’s assets include: access to tailings deposited across the western, central and eastern Witwatersrand; the Crown milling and pump station close to the Johannesburg central business district; a 50km pipeline; and
tailings deposition facilities including the significant Brakpan TSF.
The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills as well as floatation and fine grind, or FFG, and Carbon-in-Leach, or CIL, technology to extract the gold.
Set forth below is a description of each of our plants:
Ergo Plant: Commissioned by Anglo American Corporation in 1977, became part of AngloGold Ashanti in 1998 from which it was acquired for consideration of R42.8 million in 2007. The most recent expansion of the gold plant by refurbishing the remaining five CIL tanks has increased the capacity to treat an estimated 25.2Mt per year. The Ergo flotation/fine-grind
("FFG") plant project is designed to assist in liberating the gold particles currently encapsulated in the sulphides and to achieve a targeted improvement in gold recovery efficiencies of between 16% and 20%. This circuit commenced a three month test phase during August 2014 after it was temporarily suspended in April 2014 following a decline in metallurgical efficiencies.
By February 2015 the FFG was returned to full operation.
Knights Plant: Commissioned in 1988, this surface/underground plant comprises a circuit including screening, primary cycloning, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electro-winning and smelting to doré. The Knights plant, although historically part of the Crown operation, is located further east and considerably closer to the Brakpan TSF. Retreatment of the nearby Cason dump has been completed and retreatment of the
Lycaste dump – one of the last remaining sand dumps in this area - has commenced. Due to the location of the Knights plant it is able to access the Brakpan TSF to deposit waste. The Knights plant has an installed capacity to treat an estimated 3.6Mt per year
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
City Deep Plant: Commissioned in 1987, this surface/underground plant comprises a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, CIL, elution and zinc precipitation followed by calcining and smelting to doré. Retreatment continued at the City Deep Plant until the plant was decommissioned in August 2013 to operate as a milling and pump station and is pumping material to the Ergo Plant.
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

As of June 30, 2015, the net book value of Ergo’s mining assets was R1,676.2 million (2014: R1,729.5 million).
During fiscal 2015, capital expenditure was mainly directed towards the refurbishment of the second leach section and bringing the Van Dyk site on line, both for increased flexibility and volume capacity of the Ergo plant (increase capacity by approximately 0.3Mtpm to a total of 2.1Mtpm), the conversion of the high-grade CIP circuit to CIL to optimise the high-grade circuit, the construction of the Rondebult sewerage water plant to replace the use of potable water with treated sewage water, and expansion and rehabilitation of the Brakpan Tailings Dam. These capital expenditures were all financed by cash generated from operations.
Capital Expenditure
The following capital expenditure was incurred at Ergo in fiscal 2015, 2014 and 2013:
Year ended June 30,
2015
2014
2013
R’000
R’000
R’000
Ergo flotation/fine-grind plant ...................................................................... - 23,759 254,281
Ergo flotation/fine-grind plant (pre-production working costs) .................... - 65,813 7,189
Ergo flotation/fine-grind plant (high-grade CIP circuit converted to CIL) ... 5,696 - -
Refurbishment of the second leach section ................................................... 16,086 983 -
Refurbishment of thickener .......................................................................... 6,142 - -
Other plant 7,340 - -
Rondebult sewerage 21,655 75 -
Knights residue pipeline ............................................................................... 3,050 5,836 13,870
Benoni Slurry line ......................................................................................... - 3,359 8,370
Crown/Ergo Pipeline Project ........................................................................ - 3,265 -
Rooikraal Residue - 57 -
Benoni sand - 3,007 -
Reclamation site 228 32,375 -
van Dyk reclamation site .............................................................................. 7,244 - -
Soweto cluster dump 2,124 951 -
Crown 3A2 Slime and steel work upgrade ................................................... - - 1,586
Other reclamation 2,981 - -
Brakpan TSF ................................................................................................. 7,428 6,219 11,702
Daggafontein 1,550 2,253 -
Residue linear 1,790 1,954 -
Knights girth gear and pinion ....................................................................... 2,732 1,356 1,536
Brakpan tailings dam - - 968 -
Other equipment........................................................................... ............... 772 610 -
Withok conceptual - 160 -
Security.......................................................................................................... 215 1,311 -
IT Infrastructure ............................................................................................ 431 464 1,091
Cason high grade plant ................................................................................. - - 20,459
Angelo Pan reclamation ................................................................................ - - 17,636
Angelo Pan to Rocsherville water pipeline ................................................... - - 12,805
New water line to Angelo Pan and Rocsherville .......................................... - - 889
Tower crane .................................................................................................. - - 1,910
Tailings management .................................................................................... - - 19
Other ............................................................................................................. - - 2,500
87,464 154,775 355,843
Currently there are no material plans to construct, further expand or improve facilities other than optimising and maintaining existing facilities.
Exploration and Development
Exploration and development activity at Ergo would involve the drilling of surface dumps and evaluating the potential gold bearing surface material .

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
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Ergo, in current monetary terms as at June 30, 2015 is approximately R493.3 million. As at June 30, 2015, a total of R87.9 million has been contributed to the Crown Rehabilitation Trust Fund, while a total of R41.0 million has been contributed by Ergo to funds held in insurance instruments to fund Ergo's environmental obligations. The Crown Rehabilitation Trust Fund is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South
Africa.
Ore Reserves
As at June 30, 2015, our 100% share of the Proven and Probable Ore Reserves of Ergo was 1.9 million ounces. As at June 30,
2014 our 74% of the Proven and Probable Ore Reserves was 1.5 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Mr. Gary Viljoen is the designated competent person in terms of the SAMREC Code responsible for the compilation and reporting of ore reserves. Ore reserves were independently reviewed by Coffey Mining South Africa Proprietary Limited (Coffey Mining) for compliance with the SAMREC Code, the National Instrument
43-101 and the United States Securities and Exchange Commission (SEC) Industry Guide 7.
Production
In fiscal 2015, production increased to 150,145 ounces from 132,909 ounces in fiscal 2014. The increase was due to a sharp turnaround in the performance of the Ergo plant. Volume throughput for the year was steady at 23,750,000 tonnes while recovery grades increased from 0.196g/t to 0.197g/t.
Cash operating costs in fiscal 2015 was down $105 per ounce from $1,118 in fiscal 2014 to $1,013 per ounce.

The following table details the production results of the Group (consisting mainly of the production results of Ergo) for the past fiscal year:
2015
2014
2013
Production (imperial)
Ore milled ('000 tons) ........................................................................................... 23,750 23,908 25,632
Recovered grade (oz/ton) ...................................................................................... 0,006 0,005 0.006
Gold produced (ounces) ........................................................................................ 150,145 132,909 146,381
Results of Operations
Revenue (R‘000) ................................................................................................. 2,105,298 1,809,434 2,076,496
Net operating costs (R‘000) ................................................................................ 1,721,035 1,549,417 1,397,177
Cash operating cost (R‘000)
(1)
...........................................................................
1,741,592 1,540,622 1,414,904
Cash operating costs (R/kilogram)
(1)
..................................................................
372,932 372,671 310,763
All-in sustaining costs (R/kilogram)
(1)
............................................................... 411,548 401,691 362,599
All-in cost (R/kilogram)
(1)
...................................................................................
422,095 436,503 433,669
(1)
Cash operating cost, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. These are all non IFRS measures. For a reconciliation of these measures see Item 5A.: “Operating Results” - Reconciliation of
cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram on page 48.
See Item 5A. Operating Results – Capital expenditure for a discussion on capital expenditure.
ERPM
Overview
As at June 30, 2015 we own 100% of ERPM, which is consolidated as a subsidiary, through our 100% holding in EMO.
ERPM consists of an underground section that was halted in October 2008 and the Cason Dump surface retreatment operation that was depleted in the fourth quarter of calendar 2014. The financial results and assets and liabilities of these halted underground operations are included in ‘Corporate office and other reconciling items’ in the financial statements for segmental reporting purposes for all three years presented. The financial results and assets and liabilities of ERPM's Cason Dump surface tailings retreatment operation is included under Ergo in the financial statements for segmental reporting purposes.
At June 30, 2015, ERPM had 13 employees, including specialized service providers.
On July 11, 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcot Capital for the disposal of certain of the underground mining and prospecting rights held by
ERPM including the related liabilities. This agreement is subject to a number of suspensive conditions including regulatory consent and permission which had not been fulfilled at the date of this report.
Property
ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg on land owned by ERPM. Access is via Jet Park Road on the N12 Boksburg-Benoni highway. Historically underground mining and recovery operations comprised relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, was conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities. Until underground mining was halted in October 2008, the mine exploited the conglomeratic
South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area. ERPM operates under mining license ML5/1997 in respect of statutory mining and mineral rights. As of June 30, 2015 and September 2015, no encumbrances exist on ERPM's property.
At June 30, 2015, the net book value of ERPM’s mining assets was Rnil due to the transfer of ERPM’s related surface mining assets to Ergo as part of the restructuring which took place on July 1, 2012.
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
2002
Crown purchased 100% of ERPM from Enderbrooke.

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
ERPM Extension 2 prospecting right was renewed.
2015
Ministerial consent in terms of section 11 of the MPRD Act for the restructuring of ERPM's surface operations into
Ergo was obtained.
Mining and Processing
ERPM is under care and maintenance and did not produce any gold during fiscal 2015. 257 ounces of gold were produced from clean-up activities that was concluded during fiscal 2014
Exploration and Development
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
An additional application to extend ERPM’s existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR in fiscal 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres). This prospecting right was initially granted for a period of 4 years and expired in March 2011. An application for renewal thereof was made in terms of the provisions of the
MPRDA. The renewal in respect thereof was refused by the DMR in December 2013. An appeal against the refusal of the DMR to grant the renewal of the prospecting right was lodged with the Legal Services Directorate of the DMR in January 2014. During
November 2014 the refusal of the renewal was set aside and the renewal of the prospecting right was granted. These rights, ERPM Ext
1 and ERPM Ext 2, both form part of the sale assets of the transaction with Walcot Capital.

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
The government has appointed Trans-Caledon Tunnel Authority (TCTA) to construct a partial treatment plant (neutralisation plant) to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central
Basin and commenced treatment during July 2014. As part of the Heads of agreement signed in December 2012 between EMO, Ergo,
ERPM and TCTA, sludge emanating from this plant is co-disposed onto the Brakpan TSF. Partially treated water is then discharged by
TCTA into the Elsburg Spruit. This agreement includes the granting of access to the underground water basin through one of ERPM shafts and the rental of a site onto which it constructed its neutralisation plant. In exchange, Ergo and its associate companies including
ERPM have a set-off against any future directives to make any contribution toward costs or capital of up to R250 million. Through this agreement, Ergo also secured the right to purchase up to 30 ML of partially treated AMD from TCTA at cost, in order to reduce Ergo’s reliance on potable water for mining and processing purposes. However, due to the high sulphate levels contained in the treated water,
Ergo will limit the use of this water to 10ML per day.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that as at June
30, 2015 the present discounted value of the total cost of rehabilitation for ERPM is approximately R17.6 million. A total of R8.6 million has been contributed to the ERPM Rehabilitation Trust Fund and R41.8 million in insurance instruments. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of
South Africa.
Ore Reserves
Our 100% share of Proven and Probable Ore Reserves of ERPM are included under Ergo. As at June 30, 2015 the total surface
Ore Reserves comprise 0.9 million ounces from the Elsburg and Benoni tailings complexes (which is part of the total ore reserves for
Ergo). A competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM Mr. Gary
Viljoen is the designated competent person in terms of the SAMREC Code responsible for the compilation and reporting of ore reserves.
Ore reserves were independently reviewed by Coffey Mining South Africa Proprietary Limited (Coffey Mining) for compliance with the SAMREC Code, the National Instrument 43-101 and the United States Securities and Exchange Commission (SEC) Industry Guide
7.
Current Production
ERPM is under care and maintenance and did not produce any gold during fiscal 2015. 257 ounces of gold were produced from clean-up activities that was concluded during fiscal 2014.
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
DRDGOLD entered into an agreement with Rand Leases Properties Limited ("Rand Leases Properties") and purchased the pre-emptive right for an amount of R21.8 million. A sale agreement was concluded with Dino Properties Proprietary Limited ("Dino Properties"

previously called M5) and the transfer of the property into the name of Dino Properties was effected on October 18, 2012. Both cases were subsequently withdrawn by Dino Properties and Rand Leases Properties respectively.
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
In fiscal 2013, the Company transferred the environmental rehabilitation liabilities in respect of mining rights over the
Durban Deep mining license area which was disposed of to the purchaser of the mining rights, DRD Proprietary Limited. A total of
R25.6 million previously contributed to the Environmental Trust Fund has been relinquished to DRD Proprietary Limited as a result of the transfer of the liability during fiscal 2013. DRDGOLD therefore still has a contingent liability until such legal transfer is effected, amounting to R63.4 million less the trust fund amount of R28.5 million.
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
In fiscal 2010, the Company transferred the environmental rehabilitation liabilities in respect of mining rights over the West
Wits mining license area which was disposed of. A total of R19.9 million previously contributed to the Environmental Trust Fund has been relinquished to Mintails as a result of the transfer of the liability. The balance of the funds in the Environmental Trust Fund as at
June 30, 2015 amounted to R24.5 million.
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
In fiscal 2014, DRDGOLD has filed its Appearance to Defend and Answering Affidavits in respect of both matters in the High Court of South Africa. The responsibility rests with the plaintiff's attorneys to either apply to the High Court for a date of hearing or file replying affidavits.

Ekurhuleni Metropolitan Municipality Electricity Tariff Dispute
In December 2014, an application (in the South Gauteng High Court) was filed and served on inter alia the Ekurhuleni
Metropolitan Municipality (“Municipality”) and Eskom Holdings SOC Limited in terms of which Ergo contends, amongst other things, that the Municipality does not “supply” electricity to Ergo from a “supply main” as contemplated in the Municipality’s
Electricity By-Laws of 2002, for the following reasons:
·
The Municipality is not licensed to supply electricity to Ergo in terms of the Municipality’s Temporary Distribution
Licence.
·
The Municipality is not entitled to render tax invoices to Ergo for the supply and consumption of electricity from the substation.
·
The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaflex rate.
·
Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption, therefore, as determined by Eskom on a monthly basis.
·
The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the bona fide and reasonable belief that the Municipality was competent to supply electricity to it.
Subsequent to December 2014 up to June 30, 2015, the Municipality has invoiced Ergo for approximately R13.4 million in surcharges of which R11.4 million has been paid into an attorney’s trust account at June 30, 2015 pending the final determination of the dispute.
Ekurhuleni rates and taxes dispute
The Municipality has brought an action against ERPM claiming an amount of R43 million in respect of outstanding rates and taxes which are allegedly owing. ERPM has employed experts to investigate the allegations and believes that this claim is unfounded. ERPM is defending this action on the belief that there are sufficient defences to the claim, therefore an outflow of resources is remote. At June 30, 2015, the difference between the amount claimed by the municipality and the amount accepted by
ERPM as due has increased to R60 million resulting from subsequent invoices.
Appeal hearing against valuation of properties by the Ekurhuleni Municipality
ERPM was involved in a further dispute with the Ekurhuleni Metropolitan Municipality (“Municipality”) in respect of the valuation of various freehold properties of which ERPM is the registered owner. This pertained to the levying of rates and taxes for the 2008 general valuation roll. The aggregate valuation of these properties is approximately R400 million. ERPM has appealed against these valuations in terms of the provisions of the Local Government: Municipal Property Rates Act, 6 of 2004 (“Rates Act”)
on the basis of inter alia the calculation methodology employed by the Municipal Valuer on behalf of the Municipality. The hearings in respect of the appeal were heard in June 2013.
ERPM’s challenge of the valuations was successful when Valuation Appeal Board set aside the valuations during March
2014. ERPM managed to yield a first-stage victory against the Municipality. The valuation appeal board (“VAB”) in March 2014 conceded that tailings dumps constitute movable property and as such, are to be excluded from the valuation. The VAB accepted the argument advanced by ERPM that the employment by the Municipal Valuer of the so-called “parent and child” method in entering values relating to a multitude of properties against one property in the valuation roll was incorrect. Furthermore, it was accepted that this illustrated that the Municipal Valuer did not value the land, but rather the right to mine and subsequently, and ultimately, sell the minerals, which was contrary to the Rates Act and valuation principles; the result of such calculation was simply the capital value of the right to mine and to sell the minerals concerned and has nothing to do with the value of the land. Furthermore, the VAB stated that the methodology adopted by the Municipal Valuer for the purpose of the Rates Act, to value properties encumbered by surface right permits (“SRPs”), in this case mining property, as a going concern, ignoring the encumbrances of the
SRPs on the property, was not regarded by the VAB as an acceptable methodology in determining the value of the freehold properties. However, the Municipality published a new general valuation roll for 2013. The roll was implemented with effect from
July 1, 2013, i.e. it is for the financial years July 1, 2013 to June 30, 2017. In terms of this latter roll, and notwithstanding our success in respect of the previous valuation roll, the Municipality has valued the freehold properties of which ERPM is the registered owner in excess of R600 million. Despite lodging our objections thereto in April 2013, there has been no further progress of this matter.

Silicosis Litigation
As a result of the South African Constitutional Court decision permitting individuals employed as miners with occupational lung diseases to sue their current or former employers for damages outside the statutory compensation scheme, we could be subject to claims against us from previous or current employees, including a potential class action or similar group claim.
In January 2013, DRDGOLD, ERPM (“the Companies”) and 30 other mining companies (“the Respondents”) were served with a court application for a class action issued in the South Gauteng High Court by alleged former mineworkers and dependants of deceased mineworkers. In the pending application the applicants allege that the Companies and the Respondents conducted underground mining operations in such a negligent manner that the former mineworkers contracted silicosis. The applicants have not yet quantified the amounts which they would like the Respondents to pay as damages.
The Companies are currently gathering information in preparation for the matter. An answering affidavit opposing the application for the certification of a class action was filed with the High Court on 24 June 2014. The hearing in respect of the certification of a class action commenced on October 12, 2015 and is scheduled to conclude on October 23, 2015. Prior to the commencement of the hearing, the applicants withdrew the application against Village Main Reef Limited and Simmer & Jack
Mines Limited. Judgment is expected in February 2016.
Taking into account that the silicosis claim is still at certification stage and should anyone bring similar claims against the
Companies in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the Companies and that it was contracted due to negligence on the Companies’ part. The link between the alleged cause, negligence by the Companies (while in its employ), and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to the costs the Companies would incur in the future and due to the uncertainty of the outcome of these claims, no reliable estimation can be made for the possible liability.
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
The success of DRDGOLD’s long-term goal to extract as much gold as possible from its assets depends, to a large extent, on how effectively it continues to manage its resources.
DRDGOLD uses sustainable development to direct its strategic thinking. Our goal is to optimally utilise an entire resource over the long term, thereby seeking sustainable benefits in respect to the following capitals, each of which is essential to our operation and our financial, manufactured, natural, social and human capital.
We also aim to align and overlap the interests of each of these capitals in such a manner that an investment in any one translates into value-added increases in as many of the others as possible. We therefore seek to achieve an enduring and harmonious alignment between them, and we pursue these criteria in the feasibility analysis of each investment. The board intends to explore the opportunities made possible by technology, which means further investment in R&D, to improve gold recoveries even further over the long term.

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
·
Our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
·
Our cost of producing gold, including the effects of mining efficiencies; and
·
General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations in South
Africa.
Gold price
Our revenues are derived primarily from the sale of gold produced at our surface tailings retreatment operations. As a result, our operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the
U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold is often subject to rapid short-term changes because of speculative activities. The demand for and supply of gold affects gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices and we do not hedge against changes in gold prices.
The following table indicates data relating to the dollar gold spot price for the 2015, 2014 and 2013 fiscal years:
2015 fiscal year
2014 fiscal year
% change
Opening gold spot price on July 1, $1,315 per ounce $1,192 per ounce 10%
Closing gold spot price on June 30, $1,172 per ounce $1,315 per ounce (11%)
Lowest gold spot price during the fiscal year $1,141 per ounce $1,192 per ounce (4%)
Highest gold spot price during the fiscal year $1,338 per ounce $1,426 per ounce (6%)
Average gold spot price for the fiscal year $1,224 per ounce $1,296 per ounce (6%)
2014 fiscal year
2013 fiscal year
% change
Opening gold spot price on July 1, .............................. $1,192 per ounce $1,599 per ounce (25%)
Closing gold spot price on June 30, ............................. $1,315 per ounce $1,192 per ounce 10%
Lowest gold spot price during the fiscal year .............. $1,192 per ounce $1,192 per ounce -
Highest gold spot price during the fiscal year .............. $1,426 per ounce $1,792 per ounce (20%)
Average gold spot price for the fiscal year .................. $1,296 per ounce $1,606 per ounce (19%)
2013 fiscal year
2012 fiscal year
% change
Opening gold spot price on July 1, .............................. $1,599 per ounce $1,506 per ounce 6%
Closing gold spot price on June 30, ............................. $1,192 per ounce $1,599 per ounce (25%)
Lowest gold spot price during the fiscal year .............. $1,192 per ounce $1,483 per ounce (20%)
Highest gold spot price during the fiscal year .............. $1,792 per ounce $1,895 per ounce (5%)
Average gold spot price for the fiscal year .................. $1,606 per ounce $1,673 per ounce (4%)
Our production has been sourced from South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in rand (based on average spot prices for the year) decreased from
R14,185 per ounce in 2013 to R13,614 per ounce in 2014, a 4% decrease, and increased to R13,989 per ounce in 2015, a 4% increase from fiscal 2014.
An increase/ (decrease) of 10% in the rand gold price throughout fiscal 2015 would have increased/ (decreased) revenue by approximately R 210.5 million (2014: 180.9 million).

Gold production
In fiscal 2015, total production increased to 150,145 ounces (produced from 23.8 million tonnes milled at an average yield of 0.197g/t) from 132,909 ounces in fiscal 2014 (produced from 23.9 million tonnes milled at an average yield of 0.193g/t).
The increase was due to a sharp turnaround in the performance of the Ergo plant.
In fiscal 2014, total production decreased to 132,909 ounces (produced from 23.9 million tonnes milled at an average yield of 0.173g/t) from 146,381 ounces in fiscal 2013 (produced from 23.3 million tonnes milled at an average yield of 0.20g/t). The decrease was due to lower recoveries in the FFG circuit as well as production in the FFG being temporarily suspended to introduce a number of engineering upgrades and to revisit the plant's carbon management regime.
Our costs and expenses consist primarily of operating costs and depreciation. Operating costs include consumables, labor, specialized service providers, electricity and other related costs incurred in the production of gold. Consumables, water electricity, labor, and specialized service providers are the largest components of operating costs, constituting 46%, 20%, 17% and 16%, respectively, of operating costs for fiscal 2015, compared to 50%, 18%, 17% and 15%, respectively, of operating costs for fiscal
2014 and 46%, 18%, 17% and 19% respectively of the operating costs for fiscal 2013.
Operating costs
Our cash operating costs per kilogram remained stable in fiscal 2015 at R372,932 per kilogram due to increased gold production that helped to offset the cost of running all three streams of the float circuit and of general inflationary increases averaging
7.4% year-on-year. Our cash operating costs per kilogram increased by 20% to R372,671 per kilogram in fiscal 2014 from R310,763 per kilogram in fiscal 2013 mainly due to lower gold production as well as above inflation increases in prices of key consumables, labor and electricity.
General economic factors
All our operations are located in South Africa. We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.
Effect of exchange rate fluctuations
For the years ended June 30, 2015, June 30, 2014 and June 30, 2013, all of our revenues were generated from South Africa, all of our operating costs were denominated in rand and we derived all of our revenues in dollars. As the price of gold is denominated in dollars and we realize our revenues in dollars, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability.
In 2015 and 2013 the weakening in the Dollar gold price was outweighed by the weakening of the rand against the dollar while in fiscal 2014 a weakening in the Dollar gold price outweighed the weakening of the rand against the dollar. This resulted in an increase in the Rand gold price received of 4% in fiscal 2015, a 6% decrease in fiscal 2014 and an increase of 9% in fiscal 2013.
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

Effect of inflation and exchange rates
In the past, our operations have been materially adversely affected by inflation. If there is a significant increase in inflation in South Africa without a concurrent devaluation of the rand or an increase in the price of gold, our costs will increase and if such a cost increase is not affected by an increase in the price of gold, this will negatively affecting our operating results.
The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the
table below:
Fiscal year ended
Year ended June 30,
2015
(%)
2014
(%)
2013
(%)
The average rand/dollar exchange rate weakened by .............................................................. 11 17 14
CPI (inflation rate) ................................................................................................................... 5.2 6.6 5.5
South African political, economic and other factors
We are a South African company and all our revenue producing operations are based in South Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally, including exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for companies and individuals have been incrementally relaxed. It is, however, impossible to predict when, if ever, the South African
Government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the
South African Reserve Bank. For a detailed discussion of exchange controls, see Item 10D. Exchange controls.
On May 1, 2004, the Mineral and Petroleum Resources Development Act (MPRD Act) became effective. Prior to the introduction of the MPRD Act, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Now, all mineral rights have been placed under the custodianship of the South African
Government under the provisions of the MPRD Act, and "old order" proprietary rights need to be converted to "new order" rights of use within certain prescribed periods. We have submitted certain applications in this regard. This process is described in more detail under Item 4B. Business Overview – Governmental regulations and their effects on our business - South Africa - Common
Law Mineral Rights and Statutory Mining Rights.
Recent developments
Ergo
In late August 2014 the flotation and fine grind project (or FFG) was restarted to treat one third of the Ergo plant throughput.
We started up the second and third sets of float cells in January 2015 and these became fully operational in February 2015 treating the remainder of the Ergo plant throughput through the FFG from this date. We now own 100% of EMO and our BBBEE partners own
10% of DRDGOLD.
On July 1, 2012, DRDGOLD restructured the Group’s surface operations into Ergo Mining in order to improve synergies, affect cost savings and implement a simpler group structure. Ergo Mining is a wholly-owned subsidiary of Ergo Mining Operations
Proprietary Limited, or EMO. Ministerial consent for this restructuring in terms of section 11 of the MPRD Act was obtained during the year ended June 30, 2015 and completed the roll-up of the stake of our broad based black economic empowerment (BBBEE)
partners in EMO into DRDGOLD.

Blyvoor
On February 11, 2012, DRDGOLD, Village Main Reef Limited (VMR), Blyvoor and Business Venture Investments No
1557 Proprietary Limited (a wholly owned subsidiary of VMR) (Purchaser) entered into a sale of shares and claims agreement.
Pursuant to terms of the Agreement, DRDGOLD agreed to sell its entire shareholding in Blyvoor (which amounts to 74% of the total issued ordinary share capital of Blyvoor) (Sale Shares) and its working capital and shareholder loan claims against Blyvoor, or the Sale Claims to the Purchaser (the Transaction). The Transaction is divided into the Part A Sale and the Part B Sale. In terms of the Part A Sale, the Sale Claims are sold to the Purchaser, and in terms of the Part B Sale, the Sale Shares are sold to the Purchaser.
The purchase consideration payable in respect of the Sale Claims and the Sale Shares shall be discharged by VMR through the issue of 85,714,286 new ordinary shares in VMR (VMR Shares) to DRDGOLD and an amount of R1 payable in cash by VMR, respectively.
The Part A Sale was completed on June 1, 2012, at which time 65,714,286 of the Village Main Reef Limited ("VMR")
Shares were issued directly to DRDGOLD and 20,000,000 are held in escrow (Escrow Shares) pending completion of the Part B
Sale. The Part B Sale is subject to the fulfillment, or waiver of certain conditions precedent.
The first of the Part B conditions precedent - the notarial execution and registration of the new order mining rights after
Blyvoor successfully applied for the conversion of the rights - was required to be satisfied during fiscal 2014. DRDGOLD contends that VMR failed to complete certain administrative steps associated with the registration of Blyvoor’s New Order Mining Rights.
DRDGOLD is alleging that this constituted a breach of contract and a Prejudicial Act on the part of VMR, which entitles DRDGOLD to relief. The second of the conditions precedent - Section 11 Approval - has also not been obtained.
While the fulfilment of the conditions precedent of Part B of the disposal is in dispute between the parties, the parties entered into a settlement agreement pursuant to which the parties to the settlement agreement agreed to terminate the procedures relating to the dispute, not to pursue arbitration and to settle the escrow shares and dividends equally between the parties. DRDGOLD fully reserves all rights as against third parties - including any such regulatory authorities - regarding the terms of the settlement and the right to rely upon our stated position regarding the fulfillment of Part B.
During the year ended June 30, 2015 all the VMR shares held by DRDGOLD were sold to Heaven-Sent Capital Management
Group Company Limited as part of their offer to acquire the entire issued share capital of VMR for a cash consideration of R12.25 per
VMR share. Fair value adjustments amounting to R19.9 million were reclassified to profit or loss on the disposal.
Key financial and operating indicators
The table below presents the key performance measurement data for the past three fiscal years: The financial results for the years ended June 30, 2015, 2014 and 2013 below are stated in accordance with IFRS as issued by the IASB. The table also includes the key performance measures for our business and its profitability, which are revenue, gold production, gold prices, operating costs, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram, capital expenditure (additions to PP&E) and Ore Reserves.
Operating data
Year ended June 30,
2015
2014
2013
Revenue (R'000) ................................................................................................... 2,105,298 1,809,434 2,076,496
Gold production (ounces) ..................................................................................... 150,145 132,909 146,381
Gold production (kilograms) ................................................................................ 4,670 4,134 4,553
Gold sold (ounces) ................................................................................................ 149,984 134,420 145,738
Gold sold (kilograms) ........................................................................................... 4,665 4,181 4,533
Average spot gold price (R/kilogram) .................................................................. 450,813 437,696 456,072
Average gold price received (R/kilogram) ............................................................ 451 297 432 775 458,084
Net operating costs (R'000)................................................................................... 1,721,035 1,549,400 1,397,177
Cash operating costs (R'000) ................................................................................ 1,741,592 1,540,622 1,414,904
Cash operating costs (R/kilogram)
(1)
.................................................................... 372,932 372,671 310,763
All-in sustaining costs (R/kilogram)
(1)
................................................................. 411,548 401,691 362,599
All-in costs (R/kilogram)
(1)
..................................................................................
422,095 436,503 433,669
Additions to property, plant and equipment (R'000) ............................................. 113,335 158,593 368,478
Ore Reserves (ounces) .......................................................................................... 1,863,000 1,524,000 1,676,000
(1)
Cash operating costs, all-in sustaining costs and all-in costs are non-IFRS financial measures of performance that we use to determine cash costs of operating our mines and to monitor performance of our mining operations. For a reconciliation of those measures to operating costs, see Item
5A.: “Operating Results” - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram on page 48.

Revenue
Revenue increased to R2,105 million in fiscal 2015 from R1,809 million in fiscal 2014 mainly due to a 4% increase in the average rand gold price received of R451,297 per kilogram and an 13% increase in gold produced.
Revenue decreased to R1,809 million in fiscal 2014 from R2,076 million in fiscal 2013 mainly due to a 9% decrease in gold production and a 6% decrease in the average gold price received.
Gold production
In fiscal 2015, total production increased to 150,145 ounces (produced from 23.8 million tonnes milled at an average yield of 0.197g/t) from 132,909 ounces in fiscal 2014 (produced from 23.9 million tonnes milled at an average yield of 0.193g/t).
The increase was due to a sharp turnaround in the performance of the Ergo plant.
In fiscal 2014, total production decreased to 132,909 ounces (produced from 23.9 million tonnes milled at an average yield of 0.173g/t) from 146,381 ounces in fiscal 2013 (produced from 23.3 million tonnes milled at an average yield of 0.20g/t). The decrease was due to lower recoveries in the FFG circuit as well as production in the FFG being temporarily suspended to introduce a number of engineering upgrades and to revisit the plant's carbon management regime.
Cash operating costs, all-in sustaining costs and all-in costs per kilogram
Cash operating costs include costs for all mining, processing, administration, royalties and production taxes, but exclude depreciation, depletion and amortization, rehabilitation, retrenchment costs and corporate administration costs. Cash operating costs per kilogram are calculated by dividing cash operating costs by kilograms of gold produced. Cash operating costs per kilogram have been calculated on a consistent basis for all periods presented.
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
the trends in costs;
·
a measure of a mine's margin per kilogram, by comparison of the cash operating costs per kilogram by mine to the price of gold; and
·
a benchmark of performance to allow for comparison against other mines and mining companies.

For fiscal 2015, cash operating costs remained stable at R372,932 per kilogram of gold compared to R372,671 per kilogram of gold in fiscal 2014. For the same period all-in sustaining costs per kilogram increased to R411,548 per kilogram of gold from R401,691 per kilogram of gold and all-in costs per kilogram decreased to R422,095 per kilogram from R436,503 per kilogram. The stable cash operating costs per kilogram was due to increased gold production that helped to offset the cost of running all three streams of the float circuit and of general inflation increase averaging 7.4% year-on-year. All-in sustaining costs per kilogram were higher, a consequence of a 65% increase in sustaining capital expenditure to R113.3 million, and a reduction in the decrease in provision for environmental provision from R86.6 million to R20.4 million, both offset by higher gold production. The total all-in costs per kilogram decreased mainly due to the decrease in non-sustaining capital expenditure relating to the completion of the flotation and fine-grind project.
For fiscal 2014, cash operating costs increased to R372,671 per kilogram of gold from R310,763 per kilogram of gold in fiscal 2013. All-in sustaining costs per kilogram increased to R401,691 per kilogram of gold in fiscal 2014 from R362,599 per kilogram of gold in fiscal 2013. All-in costs per kilogram increased to R436,503 per kilogram of gold in fiscal 2014 from R433,669 per kilogram of gold in fiscal 2013. The increase in cash operating costs and all-in sustaining costs per kilogram were due to lower gold production and above inflation increases in prices of key consumables, labor and electricity. The increase in the all-in sustaining costs was lower than the increase in cash operating costs a result of a decrease in corporate costs. The total all-in costs per kilogram increased despite the decrease in non-sustaining capital relating to the completion of the flotation and fine-grind project primarily due to the foregoing as well as the one-off R26.5 million capital recoupment that was recognised by the head office in fiscal 2013 that did not recur in fiscal 2014.
Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram
A reconciliation of cash operating costs to operating costs as per our operating segment, all-in sustaining costs and all-in costs for each of the years ended June 30, 2015, 2014 and 2013 is presented below. We have also provided below details of the amount of gold produced by each mine for each of those periods.

For the year ended June 30, 2015
(in R'000, except as otherwise noted)
Ergo
ERPM
(1)
Other
(1)
Total
Operating costs ........................................................................ 1,772,027 14,767 86
1,786,880
Ongoing rehabilitation expenditure ......................................... (30,630) (1,098) -
(31,728)
Care and maintenance costs ..................................................... - (13,669) (86)
(13,755)
Other operating income ............................................................ 115 - -
115
Cash operating costs ...........................................................
1,741,512 - -
1,741,512
Movement in gold in process ................................................... (20,557) - -
(20,557)
Net operating costs
1,720,955 - -
1,720,955
Plus:
Administration expenses, general costs and other ................. 32,668 220 35,973
68,861
Movement in provision for environmental rehabilitation ...... (15,840) (4,603) -
(20,443)
Unwinding of rehabilitation provision ................................... 37,306 1,685 -
38,991
Sustaining capital ................................................................... 113,322 - -
113,322
All-in sustaining costs ............................................................
1,888,411 (2,699) 35,973
1,921,686
Plus:
Retrenchment costs ................................................................ 2,794 - 4,356
7,150
Care and maintenance costs ................................................... - 13,669 86
13,755
Ongoing rehabilitation expenditure ....................................... 30,630 1,098 -
31,728
Capital recoupment ................................................................ (3,391) - -
(3,391)
Non-sustaining capital ........................................................... 13 - -
13
All-in costs ..............................................................................
1,918,457 12,069 40,415
1,970,941
Gold produced (ounces) ........................................................... 150,145 - -
150,145
Gold produced (kilograms) ...................................................... 4,670 - -
4,670
Cash operating costs per kilogram (R per kilogram) ............... 372,932 - -
372,932
All-in sustaining costs per kilogram (R per kilogram) ............. 404,371 - -
411,548
All-in costs per kilogram (R per kilogram) .............................. 410,804 - -
422,095
(1)
Relates to other non-core operating entities within the Group and is included under ‘Corporate office and other reconciling items’ in our segmental reporting.
(2)
Cash operating costs equate to cash operating costs of production.

For the year ended June 30, 2014
(in R'000, except as otherwise noted)
Ergo
ERPM
(1)
Other
(1)
Total
Operating costs ........................................................................ 1,582,936 15,364 -
1,598,300
Ongoing rehabilitation expenditure ......................................... (29,973) - -
(29,973)
Care and maintenance costs ..................................................... - (15,364) -
(15,364)
Other operating expenses ......................................................... (12,341) - -
(12,341)
Cash operating costs ...........................................................
1,540,622 - -
1,540,622
Movement in gold in process ................................................... 8,828 - -
8,828
Net operating costs
1,549,450 - -
1,549,450
Plus:
Administration expenses, general costs and other ................. 62,330 1,567 27,549
91,446
Movement in provision for environmental rehabilitation ...... (82,281) (4,324) -
(86,605)
Unwinding of rehabilitation provision ................................... 36,300 1,719 -
38,019
Sustaining capital ................................................................... 68,279 - -
68,279
All-in sustaining costs ............................................................
1,634,078 (1,038) 27,549
1,660,589
Plus:
Retrenchment costs ................................................................ 1,074 1,086 4,588
6,748
Care and maintenance costs ................................................... - 15,364 -
15,364
Ongoing rehabilitation expenditure ....................................... 29,973 - -
29,973
Capital recoupment ................................................................ (1,276) - -
(1,276)
Non-sustaining capital ........................................................... 93,106 - -
93,106
All-in costs ..............................................................................
1,756,955 15,412 32,137
1,804,504
Gold produced (ounces) ........................................................... 132,909 - -
132,909
Gold produced (kilograms) ...................................................... 4,134 - -
4,134
Cash operating costs per kilogram (R per kilogram) ............... 372,671 - -
372,671
All-in sustaining costs per kilogram (R per kilogram) ............. 395,278 - -
401,691
All-in costs per kilogram (R per kilogram) .............................. 425,001 - -
436,503
(1)
Relates to other non-core operating entities within the Group and is included under ‘Corporate office and other reconciling items’ in our segmental reporting.
(2)
Cash operating costs equate to cash operating costs of production.

For the year ended June 30, 2013
(in R'000, except as otherwise noted)
Ergo
ERPM
(1)
Other
(1)
Total
Operating costs ........................................................................ 1,477,188 20,251 -
1,497,439
Ongoing rehabilitation expenditure ......................................... (45,444) - -
(45,444)
Care and maintenance costs ..................................................... - (20,251) -
(20,251)
Other operating expenses ......................................................... (16,480) - -
(16,480)
Cash operating costs ...........................................................
1,414,904 - -
1,414,904
Movement in gold in process ................................................... (17,727) - -
(17,727)
Net operating costs
1,397,177 - -
1,397,177
Plus:
Administration expenses, general costs and other ................. 75,358 8,382 16,917
100,657
Movement in provision for environmental
rehabilitation ..........................................................................
35,694 22 (20,382)
15,334
Unwinding of rehabilitation provision ................................... 31,982 1,555 -
33,537
Sustaining capital ................................................................... 95,071 9,052 86
104,209
All-in sustaining costs ............................................................
1,635,282 19,011 (3,379)
1,650,914
Plus:
Retrenchment costs ................................................................ - - 565
565
Care and maintenance costs ................................................... - 20,251 -
20,251
Ongoing rehabilitation expenditure ....................................... 45,444 - -
45,444
Capital recoupment ................................................................ (131) (11,356) (15,000)
(26,487)
Non-sustaining capital ........................................................... 260,903 - 22,904
283,807
All-in costs ..............................................................................
1,941,498 27,906 5,090
1,974,494
Gold produced (ounces) ........................................................... 146,381 - -
146,381
Gold produced (kilograms) ...................................................... 4,553 - -
4,553
Cash operating costs per kilogram (R per kilogram) ............... 310,763 - -
310,763
All-in sustaining costs per kilogram (R per kilogram) ............. 359,166 - -
362,599
All-in costs per kilogram (R per kilogram) .............................. 426,422 - -
433,669
(1)
Relates to other non-core operating entities within the Group and is included under ‘Corporate office and other reconciling items’ in our segmental reporting.
(2)
Cash operating costs equate to cash operating costs of production.

Capital expenditure
During fiscal 2015, capital expenditure in relation to property, plant and equipment was R90.9 million, compared to
R158.6 million in fiscal 2014, a decrease of 43%. Capital expenditure in relation to property, plant and equipment decreased primarily as a result of the completion of the new flotation and fine-grind project. In fiscal 2015, Ergo spent R16.1 million on the refurbishment of the remaining five carbon-in-leach tanks at Ergo and R7.3 million on bringing the Van Dyk site on line, both for increased flexibility and volume capacity, R21.7 million on the Rondebult sewerage water project, R7.4 million on expansion and rehabilitation of the Brakpan Tailings Dam, R6.1 million on the refurbishment of a thickener, R5.7 million on the conversion of the high-grade CIP circuit to CIL to optimise the high-grade circuit, and R 26.6 million on other items.
During fiscal 2014, capital expenditure in relation to property, plant and equipment was R158.6 million, compared to
R368.5 million in fiscal 2013, a decrease of 57%. Capital expenditure in relation to property, plant and equipment decreased primarily as a result of the construction of the new flotation and fine-grind project being completed in the first half of fiscal 2014.
In fiscal 2014, Ergo spent R89.5 million on the flotation and fine-grind project, R32.4 million on Reclamation site 4A6, R6.2 million on rehabilitation of the Brakpan Tailings Dam and R 26.7 million on other capital items.
For a summary of capital expenditure, see Item 4D. Property, Plant and Equipment.
Attributable Ore Reserves
In fiscal 2015, our attributable Ore Reserves (imperial) increased by 22% from 1.5 million ounces at June 30, 2014, to
1.9 million ounces at June 30, 2015, mainly as a result of the acquisition of the non-controlling interest in EMO and, to a lesser extent, the decrease in the cut-off grade due to the increase in the Rand gold price.
As at June 30, 2014, our attributable Ore Reserves were estimated at 1.5 million ounces, as compared to 1.7 million ounces at
June 30, 2013, representing a 9% decrease. The decrease was mainly due to depletion.
We seek to increase our attributable Ore Reserves through the acquisition of new Ore Reserves.
Year ended June 30,
2015
2014
2013
Ounces
Kilograms
Ounces
Kilograms
Ounces
Kilograms
‘000
‘000
‘000
Ergo ....................................................... 1,863 57,952 1,524 47,389 1,676 52,127
Total Ore Reserves .................................
1,863
57,952
1,524
47,389
1,676
52,127
Ergo's Reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Crown's Ore reserves have also been included under Ergo.
.

Critical accounting policies that require significant judgment
Some of our significant accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.
Management believes the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:
·
Recoverable amount of mining assets and depreciation
·
Estimate of exposure and liabilities with regard to rehabilitation costs
·
Estimate of tax
·
Valuation of financial instruments
Management has discussed the development and selection of each of these critical accounting policies with the Board of
Directors and the Audit Committee, both of which have approved and reviewed the disclosure of these policies. Our significant accounting policies relating to our accounting estimates and judgments are described in more detail in note 1 to the consolidated financial statements. Refer to Item 18 Financial statements’. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18 Financial statements’.
Property, plant and equipment
Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Depreciation is calculated using the units of production method. Other assets are depreciated using the straight-line method over the expected life of these assets. Under the units of production method, we estimate the depreciation rate based on actual production over total Proven and Probable Ore Reserves of the particular mine, which are calculated using our life of mine plan and a gold price at the end of each financial year. This rate is then applied to actual costs capitalized to date to arrive at the depreciation expense for the period. Proven and Probable Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves. Changes in management’s estimates of the quantities of economically recoverable reserves impact depreciation on a prospective basis. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management’s estimate of the total Proven and Probable Ore Reserves would impact the depreciation charges recorded in our consolidated financial statements.
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

Deferred income and mining taxes
Deferred taxation is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and equity accounted investments to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.
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
The valuations of unlisted investments are based on the underlying net asset values of these investments. The valuations have been compared to information available in the market regarding other market participants’ view on the value of the underlying investment.

Operating results
Comparison of financial performance for the fiscal year ended June 30, 2015 with fiscal year ended June 30, 2014
Revenue
The following table illustrates the year-on-year change in revenue for fiscal 2015 in comparison to fiscal 2014:
Impact of change in
volume
R’000
Total
revenue
2014
Disposals
Internal
growth/
(decline)
Impact of
change in
price
Net change
Total
revenue
2015
Ergo ........................................ 1,809,434 - 209,463 86,401 295,864 2,105,298
Total Operations ...................
1,809,434
-
209,463
86,401
295,864
2,105,298
Revenue for fiscal 2015 increased by R295.9 million, or 16%, to R2,105.3 million. The increase in revenue is mainly due to a 4% increase in the average rand gold price received amounting to R451,297 per kilogram and a 12% increase in gold sold.
Net operating costs
Net operating costs are a non-IFRS measure. For a reconciliation of this measure see page 48. The following table illustrates the year-on-year change in net operating costs for fiscal 2015 in comparison to fiscal 2014:
Impact of change in volume
R’000
Net
operating
costs
2014
Disposals
Internal
growth/
(decline)
Impact of
change in
costs
Net change
Net
operating
costs
2015
Ergo ........................................ 1,549,450 - 170,286 1,219 171,505 1,720,955
Total ......................................
1,549,450
-
170,286
1,219
171,505
1,720,955
Net operating costs are linked directly to the level of production of a specific fiscal year. Net operating costs in fiscal 2015 increased by 11% to R1,721.0 million compared to operating costs of R1,549.4 million in fiscal 2013 due to increased gold production that helped to offset the cost of running all three streams of the float circuit and of general inflationary increases averaging 7.4% year-
on-year.

The following table lists the major components of net operating costs for each of the fiscal years set forth below:
Years ended June 30,
Costs
2015
2014
2013
Consumables and other .......................................................................................................... 46% 50% 46%
Electricity and water ............................................................................................................... 20% 18% 18%
Labor ....................................................................................................................................... 18% 17% 17%
Specialized service providers ................................................................................................. 16% 15% 19%
Movements in provision for environmental rehabilitation
As of June 30, 2015, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
R510.9 million as compared to R471.7 million at June 30, 2014. The increase in the provision for environmental rehabilitation in fiscal
2015 was due a R29.7 million increase in the estimated cost of decommissioning which is mostly attributable to the increase in the capacity of the Brakpan deposition site that was attributed to property, plant and equipment as well as the unwinding of the provision of R39.0 million (fiscal 2014: R38.0 million). These increases were offset by a R 9.0 million (2014: R14.2 million) reduction in the provision resulting from rehabilitation work conducted during fiscal 2015, as well as a benefit of R20.4 million (fiscal 2014:
86.6 million) recorded in profit/(loss), mostly attributable to a decrease in the oversized material that management expects to rehabilitate resulting from a decrease in the estimated cost of restoration.
A total of R96.5 million was invested in our various environmental trust funds as at the end of fiscal 2015, as compared to
R90.9 million for fiscal 2014. The increase is attributable to R5.6 million interest received on these funds during fiscal 2015. A total of R100.3 million (2014: R93.7 million) is invested in funds held in insurance instruments to provide financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. As at June 30, 2015 guarantees amounting to
R404.0 million were issued to the DMR (2014: 305.7 million). The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the respective mining operations, the proceeds on the disposal of remaining assets and gold from plant clean-up.
Depreciation
Depreciation charges were R193.3 million for fiscal 2015 compared to 160.0 million for fiscal 2014. The increase was mainly attributable to the completion of the FFG project during late fiscal 2014, therefore being depreciated for a longer period during fiscal 2015.
Retrenchment costs
Retrenchment costs increased to R7.2 million in fiscal 2015 from R6.8 million in fiscal 2014. These costs were incurred due to the restructure of the executive and senior management with a view to right-sizing the corporate footprint and reducing costs.
Impairments
In fiscal 2015, an impairment amounting to R7.9 million (2014: R56.6 million) was recognized. The impairment consisted of R3.1 million against property, plant and equipment at a specific asset level, R3.6 million against our investments in VMR and
West Wits Mining and R1.2 million against cash and cash equivalents.
Administration expenses and general costs
The administration expenses and general costs decreased in fiscal 2015 to R56.2 million from R78.1 million in fiscal 2014, a decrease of R21.9 million. In fiscal 2015 administration expenses and general costs included a non-recurring gain on disposal of property amounting to R13.2 million (2014: R0.9 million). These costs further decreased due to the implementation of various cost cutting initiatives at the corporate office.
Finance income
Finance income increased from R28.0 million in fiscal 2014 to R51.5 million in fiscal 2015. The increase was mainly due to a fair value adjustment on available-for-sale investments reclassified to profit or loss of R19.9 million and a profit on disposal of equity accounted investment of R5.9 million.

Finance expenses
Finance expenses decreased from R52.3 million in fiscal 2014 to R49.6 million in fiscal 2015. The decrease was mainly attributable to the interest paid on the Domestic Medium Term Note Program (see Item 5B. Liquidity and Capital Resources –
Borrowings and Funding”) which decreased with the decrease in borrowings from R148.7 million as at June 30, 2014 to R23.1 million as at June 30, 2015.
Income tax
The tax expense of R28.6 million for fiscal 2015 (R17.6 million for fiscal 2014) consisted of current tax relating to fiscal
2015 of R1.1 million, mostly relating to non-mining income earned by the Group and a deferred tax charge for fiscal 2015 of R28.9 million, mostly relating to mining income. The tax expense for fiscal 2015 also included an overprovision for current tax amounting to R4.4 million and an under provision of deferred tax amounting to R 3.1 million relating to the impact of new tax legislation governing the tax treatment of interest on loan accounts between group entities.
The tax expense of R17.6 million for fiscal 2014 consisted of current tax of R6.4 million, mostly relating to non-mining income earned by the Group, and a deferred tax charge of R11.1 million, mostly relating to mining income despite the loss before tax due to significant non-deductible expenditure in the form of impairments recognised as well as losses incurred for which no deferred tax can be recognised.
Comparison of financial performance for the fiscal year ended June 30, 2014 with fiscal year ended June 30, 2013
Revenue
The following table illustrates the year-on-year change in revenue for fiscal 2014 in comparison to fiscal 2013:
Impact of change in
volume
R’000
Total
revenue
2013
Disposals
Internal
growth/
(decline)
Impact of
change in
price
Net change
Total
revenue
2014
Ergo ........................................ 2,076,496 - (161,244) (105,817) (267,062) 1,809,434
Total Operations ...................
2,076,496
-
(161,244)
(105,817)
(267,062)
1,809,434
Revenue for fiscal 2014 decreased by R267.1 million, or 13%, to R1,809.4 million. The decrease in revenue is mainly due to a 6% decrease in the average rand gold price received amounting to R432,775 per kilogram and a 9% decrease in gold produced from continuing operations.
Net operating costs
Net operating costs are a non-IFRS measure. For a reconciliation of this measure see page 48. The following table illustrates the year-on-year change in net operating costs for fiscal 2014 in comparison to fiscal 2013:
Impact of change in volume
R’000
Net
operating
costs
2013
Disposals
Internal
growth/
(decline)
Impact of
change in
costs
Net change
Net
operating
costs
2014
Ergo ........................................ 1,397,177 - (128,578) 280,851 152,273 1,549,400
Total ......................................
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
The following table lists the major components of operating costs for each of the years set forth below:
Years ended June 30,
Costs
2014
2013
Labor ............................................................................................................................................. 17% 17%
Specialized service providers ....................................................................................................... 15% 19%
Consumables and other ................................................................................................................ 50% 46%
Electricity and water ..................................................................................................................... 18% 18%

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
Impairments
In fiscal 2014, an impairment amounting to R56.6 million was recognized. The impairment consisted of R12.4 million against property, plant and equipment at a specific asset level, R46.9 million against our investment in Rand Refinery and VMR.
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
Finance expenses
Finance expenses increased from R42.0 million in fiscal 2013 to R52.3 million in fiscal 2014. The increase was mainly attributable to the unwinding of the rehabilitation provision amounting to R38.0 million in fiscal 2014 compared to R33.5 million in fiscal 2013 and a decrease in borrowing costs capitalized from R10.9 million in fiscal 2013 to R3.5 million in fiscal 2014. In addition, the interest paid on the Domestic Medium Term Note Program (see Item 5B. Liquidity and Capital Resources – Borrowings
and Funding) decreased with the decrease in borrowings from R167.6 million in fiscal 2013 to R148.7 million in fiscal 2014.
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

Income tax
The net tax charge of R17.6 million for fiscal 2014 consisted of current tax of R6.4 million, mostly relating to non-mining income earned by the Group, and a deferred tax charge of R11.1 million, mostly relating to mining income despite the loss before tax due to significant non-deductible expenditure in the form of impairments recognised as well as losses incurred for which no deferred tax can be recognised.
The net tax charge of R60.9 million for fiscal 2013 consisted of a current tax charge of R4.2 million, mostly relating to non-mining income earned by the Group, and a deferred tax charge of R56.7 million relating to mining income which was somewhat offset by significant non-deductible expenditure in the form of impairments recognised as well as losses incurred for which no deferred tax can be recognised.
5B. LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities
Net cash of R283.6 million was generated by operating activities for fiscal 2015 (fiscal 2014: R80.7 million and fiscal 2013:
R502.3 million). During fiscal 2015, the net working capital movement represented an inflow of cash of R42.4 million, compared to an outflow of R39.4 million in fiscal 2014 and an inflow of R55.8 million in fiscal 2013. Cash generated from operating activities increased largely due to 4% increase in the average rand gold price received amounting to R451,297 per kilogram and an 13% increase in gold produced. Cash generated from operating activities during fiscal 2014 decreased largely due to the increase in cash operating costs per kilogram due to lower gold production and above inflation increases in prices of key consumables, labor and electricity.
Cash flows from investing activities
Net cash utilized by investing activities amounted to R37.7 million in fiscal 2015 compared to R171.8 million in fiscal 2014 and R171.8 million in fiscal 2013.
In fiscal 2015, cash utilized by investing activities consisted mainly of R90.9 million in additions to property, plant and equipment, R9.0 million spent on environmental rehabilitation payments, R 0.8 million contributions to rehabilitation obligation funds and R 0.8 million acquisition of non-controlling interests offset by R46.4 million proceeds on the disposal of investments and R17.4 million proceeds on the disposal of property, plant and equipment.
Additions to property, plant and equipment was predominantly to create increased flexibility and volume capacity, Ore
Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal 2015 included:
·      R23.3 million on the refurbishment of the remaining five carbon-in-leach tanks at Ergo and bringing the Van Dyk site on line for increased flexibility and volume capacity, R21.7 million on the Rondebult sewerage water project,
R7.4 million on expansion and rehabilitation of the Brakpan Tailings Dam, R6.1 million on the refurbishment of a thickener, R5.7 million on the conversion of the high-grade CIP circuit to CIL to optimise the high-grade circuit, and R34.1 million on other capital items.
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
·      R89.5 million on the flotation and fine-grind project, R32.4 million on Reclamation Site 4A6, R6.2 million on rehabilitation of the Brakpan Tailings Dam and R26.7 million on other capital items.

Cash flows from financing activities
Net cash outflow from financing activities was R130.5 million in fiscal 2015 compared to a net cash outflow of R76.6 million in fiscal 2014 and a net cash outflow of R5.7 million in fiscal 2013.
During fiscal 2015, the net cash outflow mostly consisted of R122.5 million repayments of the Domestic Medium Term Note
Program and a dividend payment of R7.6 million.
During fiscal 2014, the net cash outflow consisted of R20.0 million repayments of loans and borrowings, R2.7 million share option buy-out and a dividend payment of R53.1 million.
Cash and cash equivalents
Cash and cash equivalents as at June 30, 2015 amounted to R324.4 million compared to R208.9 million at the end of fiscal
2014 and R376.6 million at the end of fiscal 2013. This included $0.1 million as at June 30, 2015, $1.9 million as at June 30, 2014 and
$0.6 million as at June 30, 2013, substantially all of our cash and cash equivalent balances were denominated in South African rand.
Surplus cash is held in low-risk, high interest bearing products with various large financial institutions.
At September 30, 2015, our cash and cash equivalents were R300.3 million.
Borrowings and funding
Our external sources of capital include the issuance of debt, bank borrowings, loan notes and the issuance of equity securities, which include the following:
On October 1, 2010 EMO established a R500 million Domestic Medium Term Note Program, or DMTN Program, under which it could from time to time issue notes. On October 1, 2010, EMO issued R108 million in notes under the DMTN Program with maturity dates of 12 and 24 months from the date of issue and interest set at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum. The loan notes with a 12 month maturity, amounting to R78.0 million, were repaid on October 3, 2011.
The remaining loan notes with a 24 month maturity, amounting to R30.0 million, were repaid on October 3, 2012. The EMO DMTN
Program was cancelled and has been replaced by the DRDGOLD DMTN Program described below.
On July 2, 2012, DRDGOLD established a R2.0 billion DMTN Program under which it may from time to time issue notes.
This DMTN Program replaces the DMTN Program established by EMO on October 1, 2010. In July and September 2012,
DRDGOLD issued R165 million in notes under the DMTN Program with maturity dates of 12, 24 and 36 months from the date of issue and bearing interest at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum. The loan notes with a 12 and 24 month maturity, amounting to R20.0 million and R69.5 million respectively, were repaid on October 3, 2013 and July 3,
2014 respectively. The remaining loan notes with a 36 month maturity, amounting to R75.5 million, were repayable on July 3, 2015.
During the year ended June 30, 2015 DRDGOLD early redeemed approximately R 53.5 million of the loan notes that were initially repayable on July 3, 2015. As a result at June 30, 2015 only R 23.9 million remained outstanding. These notes were redeemed on July 3, 2015.

Anticipated funding requirements and sources
Our cash and cash equivalents are set out above under “Cash and cash equivalents”.
Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet our anticipated commitments for fiscal 2016 as described above.
Our estimated working capital, capital expenditure and other funding commitments, as well as our sources of liquidity, would be adversely affected if:
·
our operations fail to generate forecasted net cash flows from operations;
·
there is an adverse variation in the price of gold or foreign currency exchange rates in relation to the US dollar, particularly with respect to the rand; or
·
our operating results or financial condition are adversely affected by the uncertainties and variables facing our business discussed under Item 5A. Operating Results or the risk factors described in Item 3D. Risk Factors.
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
Following their work on the responses of gold encapsulated in sulphides we constructed the fine grind and flotation circuit at a total cost of R 389 million during the year ended June 30, 2014. While the team remained active with an ongoing focus on improving extraction efficiencies, the projects undertaken during the year ended June 30, 2015 were focused on optimizing the existing facilities rather than implementing new technologies to improve extraction efficiencies.
We have no registered patents or licenses.
5D. TREND INFORMATION
For the full year fiscal 2016, we are expecting gold production from our operations of 145,000 to 155,000 ounces at cash operating costs of approximately R414,000 per kilogram, based on an exchange rate assumption of approximately $1.00/R13.25. Our ability to meet the full year’s production target could be impacted by, amongst other factors, lower grades and failure to achieve the targets set at Ergo. We are also subject to cost pressures due to above inflation increases in labor costs, electricity and water prices;
increases in crude oil, steel, unforeseen changes in ore grades and recoveries; unexpected changes in the quality or quantity of reserves;
technical production issues; environmental and industrial accidents; gold theft; environmental factors; and pollution, which could adversely impact the cash operating costs for fiscal 2016.
5E. OFF-BALANCE SHEET ARRANGEMENTS
The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Estimated and actual payments due by period
Total
Less than
1 year
Between
1-3
years
Between
3-5 years
More than 5
years
R’000
R’000
R’000
R’000
R’000
Loan notes (including interest)............................................. 23,096 23,096 - - -
Purchase obligations – contracted capital expenditure
(1)
.... 10,119 10,119 - - -
Environmental rehabilitation, reclamation and closure
costs
(2)
.................................................................................... 510,903 22,070 - 129,826 359,007
Operating leases ................................................................... 2,381 1,068 1,313 - -
Finance leases ....................................................................... 32,409 5,304 10,608 16,497 -
Total contractual cash obligations ....................................
578,908
61,657
11,921
146,323
359,007
(1)
Represents planned capital expenditure for which contractual obligations exist.
(2)
Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D. “Property, Plant and Equipment” and Note 17 “Provision for environmental rehabilitation, reclamation and closure costs” under Item 18. “Financial Statements”.
5G.
SAFE HARBOR
See Special Note regarding Forward-Looking Statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2015 our board consisted of six directors.
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
Executive Directors
Daniël Johannes Pretorius (48) Chief Executive Officer. Mr. D.J. Pretorius was appointed as Chief Executive Officer
Designate on August 21, 2008. On January 1, 2009 he succeeded Mr. John William Cornelius Sayers as Chief Executive Officer. Mr.
Pretorius holds a B Proc, LLB degree and was appointed Group Legal counsel for the Company in September 2004, he was appointed as Chief Executive Officer of Ergo Mining Operations in July 2006 becoming managing director on April 1, 2008. He has 22 years of experience in the mining industry.
Riaan Davel (40) Chief Financial Officer. Mr A.J. Davel was appointed Chief Financial Officer on January 1, 2015 and
Executive Director on January 6, 2015. Mr. Davel is a Chartered Accountant (South Africa), has a BCom (Hons) and a MCom (in
International Accounting) from the University of Johannesburg. Mr. Davel has 17 years of experience in the professional services industry, mainly in Africa’s mining industry. He provided assurance and advisory services, including support and training on
International Financial Reporting Standards (IFRS), to clients and teams across the continent. He spent the last seven years at KPMG as an audit partner, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants. He has also gained experience as an IFRS technical partner, and represented the South African Institute of Chartered Accountants on the
International Accounting Standards Board’s project on Extractive Activities from 2003 to 2010. Mr. Davel has also served on committees that compile or update the South African Codes for reporting and valuation of mineral reserves and resources.

Francois van der Westhuizen (35) Chief Financial Officer and an executive director from January 1, 2014. Mr. Van der
Westhuizen joined DRDGOLD in May 2009 as group financial accountant. His most recent responsibilities have included local and foreign financial reporting and the Group treasury function. He was also head of the tax department. A qualified chartered accountant
(South Africa), Mr. van der Westhuizen has a BCom (Hons) from the University of Pretoria and a Magister Commercii (specializing in taxation). He has an Associate Chartered Management Accountant qualification from the Chartered Institute of Management
Accountants (United Kingdom). Mr. van der Westhuizen's appointment as Chief Financial Officer was terminated by mutual agreement and he resigned as executive director with effect July 18, 2014.
Anthon Tobias Meyer (61) Acting Chief Financial Officer and an executive director from July 29, 2014. He has more than 25 years of experience in the fields of auditing, accounting and strategic financial management and is a member of the SA Institute of
Chartered Accountants and the Public Accountants and Auditors Board. Anthon has approximately 10 years of experience in the mining industry and has served on the boards of listed and public companies for more than 15 years. Mr. Meyer's term of service came to an end on December 31, 2014.
Non-Executive Directors
Geoffrey Charles Campbell (54). Mr. Campbell was appointed as Non-Executive Director in 2002, as a Senior Independent
Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on gold mines in Wales and Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the Merrill Lynch Investment Manager’s Gold and General Fund, one of the largest gold mining investment funds. He was also Research Director for Merrill Lynch Investment Managers. Mr. G.C. Campbell is also a director of Oxford Abstracts.
Robert Peter Hume (75). Mr. Hume was appointed as a Non-Executive Director in 2001. He has 44 years experience in the field of auditing, including 18 years as a partner in the East London (South Africa) office of KPMG. Since retiring from KPMG in
1999, he has been an Investment Manager at Nvest Securities Proprietary Limited (formerly Sasfin Frankel Pollak) in East London.
Mr. R.P. Hume retired at the 2014 annual general meeting.
James
Turk
(68). Mr. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of
GoldMoney Network Limited, formerly G.M. Network Limited (also known as GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George Washington University with a BA degree in International Economics in 1969, he has specialized in international banking, finance and investments. After starting his career with Chase Manhattan Bank (now J.P.
Morgan Chase) he joined RTB Inc., a private investment and trading company of a prominent precious metals trader in 1980. He moved to the United Arab Emirates in 1983 as Manager of the Commodity Department of the Abu Dhabi Investment Authority. Since resigning from this position in 1987, he has written frequently on money and banking.
Edmund Jeneker (53). Mr. Jeneker (IEDP (Wits), M.Inst.D., SAIPA,) was appointed a Non-Executive Director on
November 1, 2007. He trained as an accountant and has gained experience in finance, taxation, business strategy and corporate governance over a period of more than 25 years at Grant Thornton, SwissReSA, World Bank Competitiveness Fund and Deloitte.
He is active in community development volunteer work and serves as a member of the Council of the Institute of Directors. He currently holds the position of Managing Director – Absa AllPay Consolidated Investment Holdings at Barclays Africa Group.
Johan Holtzhausen (69). Mr. Holtzhausen was appointed an independent non-executive director of the company on April 25,
2014. He has more than 42 years’ experience in the accounting profession, having served as a senior partner at KPMG, and held the highest Generally Accepted Accounting Principles (United States), Generally Accepted Auditing Standards and Sarbanes-Oxley Act
accreditation required to service clients listed on stock exchanges in the United States of America. His clients included major corporations listed in South Africa, Canada, the United Kingdom, Australia and the United States of America.
Mr. Holtzhausen currently serves as an independent Director of the Tourism Enterprise Partnership and chairs the audit and risk committee, on a voluntary basis. This South African non-profit company is a leading small business development agency funded by a public-private partnership. He chairs the audit and risk committee of Tshipi é Ntle Manganese Mining Proprietary Limited, an
emerging South African manganese miner. He is a Non-executive Director of Caledonia Mining Corporation, a Canadian corporation listed in the United States of America, Canada and the United Kingdom, and he chairs its audit and risk committee. He is also a Non-
executive Director of First Food Brands Limited.
Senior Management
Wilhelm Jacobus Schoeman (41) Operations Director: Ergo. Mr. Schoeman (Dip Analytical Chemistry, BTech Analytical
Chemistry) joined DRDGOLD in 2011 as Executive Officer: business development to focus on expanding the Group’s surface retreatment business and extracting maximum value from existing resources. In July 2014, the roles of Chief Operating Officer (COO)
and Executive Officer: business development were replaced with the position of Operations Director: Ergo Mining Operations
Proprietary Limited. Mr. Schoeman was appointed to that position.

Themba John Gwebu (51) Mr. Gwebu (BIuris, LLB, LLM ) is an attorney of the High Court of South Africa who joined
DRDGOLD in 2004 as Assistant Legal Adviser. Prior to joining DRDGOLD he served as a Magistrate in the Roodepoort Magistrates
Court. He was appointed Company Secretary in April 2005. On January 1, 2007 he assumed the position of Group Legal Counsel and
Compliance Officer. He served as Executive Officer: Legal, Compliance and Company Secretary from 2008 until December 31, 2014.
Since 2008 he has served as a Director of several DRDGOLD subsidiaries. He was a Director of Rand Refinery Proprietary
Limited from June 2008 to September 2014. He also served as the Chairman of Rand Refinery’s Social and Ethics Committee until
September 2014. He currently holds the position of Company Secretary.
Henry Gouws (46) Managing Director: Ergo. Mr. Gouws graduated from Technicon Witwatersrand and obtained a National
Higher Diploma in Extraction Metallurgy in 1991. He completed a Management Development Programme ("MDP") in 2003 through
Unisa School of Business Leadership. He was appointed Operations Manager of Crown in January 2006 and General Manager in July
2006. He was appointed to this current position with effect from October 1, 2011. He has 28 years experience in the mining industry.
Mark Burrell (53) Financial Director: Ergo. Mr. Burrell holds a BComm Accounting degree and completed a MDP. Mr. M.
Burrell joined DRDGOLD in 2004 on a consulting basis and later that year was appointed as Financial Manager of the Blyvooruitzicht operation. He was appointed as Financial Director of Ergo Mining in January 2012 and has 17 years experience in the mining sector.
Charles Methley Symons (61) Director: Ergo Mining Operations Proprietary Limited and Chairman: Oversight Committee.
Mr. Symons joined the mining industry on February 14, 1977 and transferred to Crown Gold Recoveries Proprietary Limited in January
1986. He was appointed General Manager in 1995, Executive Officer: surface operations of DRDGOLD Limited on January 1, 2008 and as Executive Officer: operations of DRDGOLD Limited on May 11, 2010. On October 1, 2011 he was appointed COO of
DRDGOLD. Following the restructuring of senior management in July 2014, Mr. Symons assumed the role of Chairman: Oversight
Committee: Ergo Mining Operations Proprietary Limited.
Reneiloe Masemene (34) Group Legal Counsel. Ms. Masemene (LLB, LLM) is a qualified attorney who joined the
Company in January 2009 as Legal Advisor. Ms. Masemene was appointed to the position of Senior Legal Advisor in October 2011,
Prescribed Officer of Ergo on June 29, 2012 and to the position of group legal counsel in August 2014.
There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.
6B. COMPENSATION
Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-
Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2015 was R13.8 million. Non-Executive Directors receive the following fees:
·
Base fee as Non-Executive Chairman of R1,309,923 per annum;
·
Base fee as Non-Executive Directors of R582,188 per annum;
·
Annual fee for Audit and Risk Committee Chairman of R29,110 (excluding fee received as a committee member);
·
Annual fee for Audit and Risk Committee member of R29,110;
·
Annual fee for the chairman of Remuneration and Nominations Committee and Social and Ethics Committee of R 21,832
(excluding fee received as a committee member);
·
Annual fee for members of Remuneration Committee and Social and Ethics Committee of R21,832 each;
·
Daily fee of R21,832 and hourly rate of R2,911;
·
Half-day fee for participating by telephone in special board meetings; and
·
The Chairman of the board to receive committee fees.

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2015:
Directors
Basic
salary/board
fees
(R'000)
Retirement fund
contributions/
bonus and
performance
related
payments
(1)
(R'000)
Termination of
contract
payments
(R'000)
Leave encashed
(R'000)
Total
(R'000)
Executive
D.J. Pretorius .........................
4,775 - - 769 5,544
F.D. van der Westhuizen ...... 133 - 1,946 - 2,079
A.T. Meyer ............................ 839 - - - 839
A.J. Davel ............................. 1,427 - - - 1,427
Subtotal ................................
7,228
-
1,946
769
9,943
Non-Executive
G.C. Campbell ......................
1, 453 - - - 1, 453
R.P. Hume ............................. 262 - - - 262
J. Turk ................................... 676 - - - 676
E.A. Jeneker .......................... 763 - - - 763
J.A. Holtzhausen ................... 690 - - - 690
Subtotal ................................
3,844
-
-
-
3,844
Prescribed officers
(1)
C.M. Symons
(3)
....................
2,851 405 - - 7,163
T.J. Gwebu
(4)
…………........
W.J. Schoeman………….....
1,610
2,885
330
187
1,466
-
40
-
3,384
4,389
R. Masemene ........................ 1,296 143 - 329 1,768
Subtotal ................................
8,642
1,065
1,466
369
11,542
Total .....................................
19,714
1,065
3,412
1,138
25,329
(1)
Earned in respect of FY14 KPI assessment
(2)
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
(3)
Retrenched during FY2014. Subsequently appointed on a fixed-term contract basis.
(4)
Retrenched during FY2015. Ceased to function as prescribed officer effective December 31, 2014
See also Item 6E. Share Ownership for details of share options held by directors.
Compensation of senior management
Our senior management comprises of executive directors, prescribed officers and executive officers. Under the JSE Listing
Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than executive directors, non-executive directors and prescribed officers. However, the aggregate compensation paid to senior management, excluding compensation paid to Executive Directors, in fiscal 2015 was R31.4 million (fiscal 2014: R31.4 million and fiscal 2013:
R26.4 million), representing eleven executive officers in fiscal 2015 and 2014.
Short term incentives are paid based upon performance against predetermined key performance indicators. Should an
Executive Director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a short term incentive of up to 50%, 75% or 100% of his remuneration package, depending on his particular agreement. Should an Executive
Director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined by the Remuneration Committee in its discretion.
Service Agreements
Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are approved by our Remuneration Committee.
The Company’s current executive directors, Mr. D.J. Pretorius and Mr. A.J. Davel, entered into agreements of employment with us, on January 1, 2009 and January 1, 2015, respectively. Mr. A.T. Meyer, entered into an agreement of employment with us, on July 29, 2014 which terminated on December 31, 2014. These agreements regulate the employment relationship with Messrs.
D.J. Pretorius, A.J. Davel and A.T. Meyer during the year ended June 30, 2015.
On July 1, 2015 Mr. D.J. Pretorius entered into a new agreement of employment.

Under the employment agreement effective up to June 30, 2015 Mr. D.J. Pretorius received from us a remuneration package of R4.8 million per annum. Mr. D.J. Pretorius was eligible under his employment agreement, for an incentive bonus of up to 100%
of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that
DRDGOLD achieves certain key performance indicators. He was not eligible to participate in the long term incentive scheme. In addition, Mr. D.J. Pretorius’ employment agreement required DRDGOLD to issue to Mr. D.J. Pretorius 100,000 ordinary
DRDGOLD shares as a mining right conversion bonus. DRDGOLD issued 50,000 of these shares on the signing of the agreement, and the remaining tranche in November 2013 on the conversion of the mining rights of DRDGOLD’s South African operations.
Mr. D.J. Pretorius entered into a new employment agreement effective from July 1, 2015 for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months prior written notice. Mr. D.J. Pretorius receives from us a remuneration package of R5.2 million per annum. Mr. D.J. Pretorius was eligible under his employment agreement, for a short term incentive of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He is eligible to participate in the long term incentive scheme.
Mr. A.J. Davel entered into an employment agreement effective from January 1, 2015 for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months prior written notice. Mr. A.J. Davel receive from us a remuneration package of R2.9 million per annum. Mr. A.J. Davel is eligible under his employment agreement, for a short term incentive of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He is eligible to participate in the long term incentive scheme. He was issued 205,207 shares under the long term incentive scheme on his joining DRDGOLD.
Mr. A.T. Meyer received a remuneration package of R165 000 per month. Mr. A.T. Meyer was not eligible under his employment agreement, for any long or short term incentive bonuses including participation in the long term incentive scheme.
Mr. F.D. van der Westhuizen received from us a remuneration package of R2.25 million per annum. Mr. F.D. van der
Westhuizen was eligible under his employment agreement, for an incentive bonus of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He will also be eligible to participate in the long term incentive scheme. His service agreement was terminated by mutual agreement and he resigned as executive director with effect July 18, 2014.
Mr. C.C. Barnes received from us a remuneration package of R3.4 million per annum. Mr. C.C. Barnes was eligible under his employment agreement, for an incentive bonus of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He was also be eligible to participate in the long term incentive scheme.
Messrs. G.C. Campbell and E.A. Jeneker each have service agreements which run for fixed periods until October 31, 2017.
Messrs. J. Turk, E.A. and J.A. Holtzhausen each have service agreements which run for fixed periods until October 31, 2016 and May
1, 2016 respectively. After expiration of the initial two year periods, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice.
Mr. R.P. Hume, had a service agreement which ran for a fixed period until September 30, 2014. Mr. R.P. Hume retired at the
2014 annual general meeting.
The Company does not administer any pension, retirement or other similar scheme in which the directors receive a benefit.
Each service agreement with our directors provides for the provision of benefits to the director where the agreement is terminated by us in the case of our executive officers, except where terminated as a result of certain action on the part of the director, upon the director reaching a certain age, or by the director upon the occurrence of a change of control. A termination of a director's employment upon the occurrence of a change of control is referred to as an “eligible termination.” Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary or fees, but not more than three years' salary for Executive
Directors or two years fees for Non-Executive Directors, depending on the period of time that the director has been employed.
6C. BOARD PRACTICES
Board of Directors
As at September 30, 2015, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and Mr. A.J.
Davel), and four Non-Executive Directors (Messrs. G.C. Campbell, J. Turk, E.A. Jeneker and J.A. Holtzhausen). The Non-Executive
Directors are independent under the New York Stock Exchange, or NYSE, requirements (as affirmatively determined by the Board of Directors) and the South African King III Report.
In accordance with the King III Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate.

Mr. G.C. Campbell is the Non-Executive Chairman, Mr. D.J. Pretorius is the Chief Executive Officer and Mr. A.J Davel is the Chief
Financial Officer. The board has established a Remuneration and Nominations committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the NYSE rules a majority of independent directors will select or recommend director nominees.
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
Board meetings are held quarterly in South Africa and abroad. The structure and timing of the Company’s board meetings, which are scheduled over two or three days, allows adequate time for the Non-Executive Directors to interact without the presence of the Executive Directors. The board meetings include the meeting of the Audit and Risk Committee, Remuneration and
Nominations Committee and Social and Ethics Committee which act as subcommittees to the board. Each subcommittee is chaired by one of the Independent Non-Executive Directors, each of which provides a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.
The board sets the standards and values of the Company and much of this has been embodied in the Company’s Code of
Ethics and Conduct, which is available on our website at www.drdgold.com. The Code of Ethics and Conduct applies to all directors, officers and employees, including the principal executive, financial and accounting officers, in accordance with Section 406 of the
US Sarbanes-Oxley Act of 2002, the related US securities laws and the NYSE rules. The Code contains provisions for employees to report violations of Company policy or any applicable law, rule or regulation, including US securities laws.
A description of the significant ways in which our corporate governance practices differ from practices followed by U.S.
companies listed on the NYSE can be found in Item 16G. Corporate Governance.
Directors' Terms of Service
The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2015:

Director
Director
Title
Year first
appointed
Term of
current
office
Unexpired
term of
current office
D.J. Pretorius Chief Executive Officer 2008 3 years 36 months
A.J. Davel Chief Financial Officer 2015 3 years 30 months
G.C. Campbell Non-Executive Director 2002 2 years 4 months
E.A. Jeneker Non-Executive Director 2007 2 years 4 months
J. Turk Non-Executive Director 2004 2 years 16 months
J. Holtzhausen Non-Executive Director 2014 2 years 10 months
Executive Committee
As at June 30, 2015, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. A.J. Davel, Mr. C.M. Symons,
Mr W.J. Schoeman and Mrs. R. Masemene.
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
As at June 30, 2015 the Remuneration and Nominations Committee consisted of G C Campbell (Chairman: nominations),
E A Jeneker (Chairman: remuneration), J A Holtzhausen and J Turk.
In August 2014 the Remuneration Committee and the Nominations Committee were combined into the Remuneration and Nominations Committee. The committee meets on an ad hoc basis. All members of this committee are independent NEDs. It is chaired by the board chairman when matters relating to nominations are discussed and by an independent NED when matters relating to remuneration are discussed.
The primary remuneration role of the committee is to execute the following functions:
·    determine and develop the company’s remuneration policy;
·    determine the criteria necessary to measure the performance of executive directors;
·    incentivise executive directors and senior management;
·    oversee the general operation of the share option scheme or any other similar incentive schemes; and
·    apply the principles of good corporate governance and best practice in respect of remuneration matters.
The committee has an obligation to offer competitive packages that will attract and retain executives of the highest caliber and encourage and reward superior performance. Industry surveys are provided for comparative purposes, and to assist the committee in the formulation of remuneration policies that are market related.
The key nominations responsibilities of the committee include the following:
·    make recommendations to the board on the appointment of new directors;
·    make recommendations on the composition of the board and the balance between executive and NEDs appointed to the board;
·    review board structure, size and composition on a regular basis;
·    make recommendations on directors eligible to retire by rotation; and
·    apply the principles of good corporate governance and best practice in respect of nominations matters.

Audit and Risk Committee
In August 2014 the board combined the Audit Committee and the Risk Committee to form the Audit and Risk Committee.
All members of the Audit and Risk Committee are independent according to the definition set out in the NYSE Rules. See
Item 16G. Corporate Governance. The committee’s charter deals with all the aspects relating to its functioning.
The Audit and Risk Committee charter was revised in September 2014 and sets out the committee’s terms of reference.
Responsibilities include:
·    selection, evaluation and oversight of auditors;
·    oversight of annual audit and quarterly reviews;
·    oversight of financial reporting process and internal controls;
·    setting management policies for risk management and control;
·    monitoring and oversight of risk management;
·    monitoring external developments relating to risk management and the reporting of specifically associated risk, including emerging risks and prospective impacts; and
·    monitoring progress on action plans developed as part of the risk management process.
The Audit and Risk Committee meets each quarter with the external auditors, the company’s manager: risk and internal audit, and the CFO. The committee reviews the audit plans of the internal auditors to ascertain the extent to which the scope of the audits can be relied upon to detect weaknesses in internal controls. It also reviews the annual and interim financial statements prior to their approval by the board.
The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. KPMG Inc. was reappointed by shareholders at the 2014 AGM to perform
DRDGOLD’s external audit function.
The internal audit function is performed in-house, with the assistance of Pro-Optima Audit Services Proprietary Limited.
Internal audits are performed at all DRDGOLD operating units and are aimed at reviewing, evaluating and improving the effectiveness of risk management, internal controls and corporate governance processes.
Significant deficiencies, material weaknesses, instances of non-compliance and exposure to high risk and development needs are brought to the attention of operational management for resolution. The committee members have access to all the records of the internal audit team.
DRDGOLD’s internal and external auditors have unrestricted access to the chairman of the Audit and Risk Committee and, where necessary, to the chairman of the board and the CEO. All significant findings arising from audit procedures are brought to the attention of the committee and, if necessary, to the board.
Section 404 of SOX stipulates that management is required to assess the effectiveness of the internal controls surrounding the financial reporting process. The results of this assessment are reported in the form of a management attestation report that has to be filed with the SEC as part of the Form 20-F. Additionally, DRDGOLD’s external auditors are required to express an opinion on the operating effectiveness of internal controls over financial reporting, which is also contained in the company’s Form 20-F.
An important aspect of risk management is the transfer of risk to third parties to protect the company from disaster.
DRDGOLD’s major assets and potential business interruption and liability claims are therefore covered by the group insurance policy, which encompasses all the operations. Most of these policies are held through insurance companies operating in the United
Kingdom, Europe and South Africa. The various risk-management initiatives undertaken within the group as well as the strategy to reduce costs without compromising cover have been successful and resulted in substantial insurance cost savings for the Group.

Social and Ethics Committee
As at June 30, 2015, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. D.J. Pretorius, Mr
A.J. Davel and W.J. Schoeman.
The Social and Ethics Committee was established to enable DRDGOLD to achieve the triple bottom line recommended by local guidance on best practice in corporate governance and to reach the empowerment goals to which this company is committed.
Its terms of reference were approved by the board in October 2011 and its objectives are to:
·    promote transformation within the company and economic empowerment of previously disadvantaged communities, particularly within the areas where the company conducts business;
·    strive towards achieving equality at all levels of the company, as required by the South African constitution and other legislation, taking into account the demographics of the country; and
·    conduct business in a manner that is conducive to the attainment of internationally acceptable environmental and sustainability standards.
The following terms of reference were approved by the board to enable the committee to function effectively. These are to make recommendations to the board:
·    on the development, monitoring and implementation of the company’s employment equity policy;
·    on the development, monitoring and implementation of the company’s procurement policy in terms, inter alia, of the
Preferential Procurement Policy Framework Act;
·    on the development, monitoring and implementation of the company’s safety, health and environmental policies;
·    on the monitoring and implementation of the social and labor plans;
·    on ways and means of assisting with poverty alleviation and social upliftment;
·    to promote the engagement of management, staff and stakeholders in activities related to social responsibility;
·    to monitor the record of sponsorships, donations and charitable giving;
·    to promote equality, prevent unfair discrimination and corruption;
·   to monitor the Group’s activities with regard to the 10 principles of the United Nations Global Compact Principles, the

·    Organisation for Economic Co-operation and Development’s recommendations regarding corruption and broad-based
BEE; and
·   to monitor the Group’s consumer relationship activities.
6D. EMPLOYEES
Employees
The geographic breakdown of our employees (including specialized service providers who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:
Year ended June 30
2015
2014
2013
South Africa ............................................................................................................................................. 2,367 2,329 2,752
The total number of employees at June 30, 2015, of 2,367 comprises 1,426 specialized service providers and 941 employees who are directly employed by us and our subsidiary companies. As of September 30, 2015, we had 2,323 employees (including 1,340 contract employees).
As of June 30, 2015, the breakdown of our employees by main categories of activity for the periods below was as follows:
Year ended June 30,
Category of Activity
2015
2014
2013
Mining - Our Employees ..................................................................................................................... - - 71
Mining - Specialized service providers ............................................................................................... 1,426 1,382 1,740
Engineering .......................................................................................................................................... 460 329 427
Metallurgy ............................................................................................................................................ 292 411 311
Mineral Resources ............................................................................................................................... 6 12 6
Administration ..................................................................................................................................... 124 144 129
Environmental ...................................................................................................................................... 12 5 7
Human Resources ................................................................................................................................ 35 29 50
Medical and Safety .............................................................................................................................. 17 17 11
Total ..................................................................................................................................................... 2,367 2,329 2,752

Labor Relations
As at June 30, 2015, we employed and contracted 2,367 people in South Africa. Approximately 80% of our South African
employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the
South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD and NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a EMO level, while operations level forums continue to deal with local matters.
In October 2013, the NUM rejected the company’s offer of an 8.0% increase for categories 4 -5 and a 7.5% increase for categories 6 – 15 for Ergo and ERPM. The NUM also rejected the 10% increases in the living out allowances for fiscal 2013 and fiscal 2014. The NUM was granted strike certificates in respect of the two operations and strike action started with the morning shift on Tuesday, October 8, 2013.
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
By statute we are required to pay each employee who is dismissed for reasons based on the operational requirements of our operations a severance package of not less than one week’s remuneration for every completed year of service. In specific agreements with organized labor we undertook, as in the past, to pay packages equal to two weeks basic pay for every completed year of service as part of a balancing compromise with the labor unions between the high additional costs of non-financial items and incentive payments (which are deemed part of remuneration), and an additional one week benefit based on basic pay. These employees were provided with counseling services and the opportunity to undergo skills training to be able to find employment outside the mining industry.
Safety statistics
Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our 2015 overall safety statistics for our operations:
(Per million man hours)
Year ended June 30,
2015
2014
Lost time injury frequency rate (LTIFR)
(1)
.................................................................................... 2.27 2.16
Reportable incidence
(1)
.................................................................................................................. 1.06 0.93
Fatalities
(1)
....................................................................................................................................... 0.00 0.00
Number of fatalities (average per month) ....................................................................................... 0.00 0.00
(1)
Calculated as follows: actual number of instances divided by the total number of man hours worked multiplied by one million.

6E. SHARE OWNERSHIP
As of June 30, 2015, options to purchase ordinary shares held by directors and prescribed officers were as follows:
Directors
Options at
June 30,
2014
Average
strike
price
(R)
Options
lapsed
during
the
year
Options at
June 30,
2015
Average
Strike
price
(R)
Expiration
Dates
(1)
Executive
F.D. van der Westhuizen 18,550 5.12 (18,550) - - -
Prescribed Officers
C.M. Symons ............... 85,050 5.12 (85,050) - - -
T.J. Gwebu ................... 66,750 5.12 - 66,750 5.12 30/11/2015
W.J. Schoeman............. 99,175 5.12 - 99,175 5.12 2/11/2016
R. Masemene ................ 17,300 5.12 - 17,300 5.12 2/11/2016
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
To the best of our knowledge, we believe that our ordinary shares held by executive officers, in aggregate, do not exceed one percent of the Company’s issued ordinary share capital. For details of share ownership of directors and prescribed officers see Item 7A.
Major Shareholders.
DRDGOLD (1996) Share Option Scheme, or the Scheme
We operate a securities option plan as an incentive tool for our Executive Directors and senior employees whose skills and experience are recognized as being essential to the Company’s performance. Two of our Non-Executive Directors (Messrs.
G.C. Campbell and R.P. Hume) had share options under the Scheme which has all been bought out by the Company through a general buy-out; no new share options have been issued to Non-Executive Directors since December 2004. In compliance with JSE
Listing Requirements, options awarded to an individual employee are subject to a cumulative upper limit of 2.0 million options, which is lower than the previous 2% of the Company’s issued share capital. In addition, a maximum of 40.0 million options are available for utilization under the share option scheme, which is lower than the previous 15% of the issued ordinary shares. As at September 30,
2015, the number of issued and exercisable share options was approximately 0.2% of our issued ordinary share capital, representing
0.8 million share options. In November 2012 the Remuneration Committee suspended the share option scheme and approved a share buyback. A general offer was made to all participant of the Scheme to buy-back all then vested share options as part of the transition to the new DRDGOLD Phantom Share Scheme. Not all share options were bought back and at June 30, 2015, 767,350 vested share options remained outstanding. The participants in the Scheme are fully taxed based on individual tax directives obtained from the
South African Revenue Service on any gains realized on the exercise of share options.
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
Options to purchase a total of 767,350 ordinary shares were outstanding on June 30, 2015, of which all options to purchase ordinary shares were currently exercisable. In fiscal 2015, a total of 23 employees and 5 ex-employee participated in the Scheme, including Executive Directors and other senior employees. The outstanding options are exercisable at a purchase price of R5.12 per share and expire five years from the date of issue to the participants.
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
33% 50% two years
33% 50% three years
Any phantom shares not exercised on the date of vesting will expire and may not thereafter be exercised. 2,615,207 phantom shares were granted in the current financial year, (2014: 1,964,033). 4,525,650 phantom shares were outstanding on
June 30, 2015 (2014: 3,706,102).
The Remuneration and Nominations Committee have accepted a proposal to revise the long-term incentive scheme to allow all new awards to vest after a minimum period of three years.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS
As of September 30, 2015, our issued capital consisted of:
·    430,883,767 ordinary shares of no par value; and
·    5,000,000 cumulative preference shares.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.
Based on information available to us, as of September 30, 2015:
·    there were 5,182 record holders of our ordinary shares in South Africa, who held approximately 164,090,665 or approximately 38.1% of our ordinary shares;
·    there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
·    there were no US record holders of our ordinary shares, excluding those shares held as part of our ADR program; and
·    there were 757 registered holders of our ADRs in the United States, who held approximately 195,356,470 (19,535,647
ADRs) or approximately 45. 3% of our ordinary shares.
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2015 by:
·    each of our directors and prescribed officers; and
·    any person whom the directors are aware of as at September 30, 2015 who is interested directly or indirectly in 5% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years.
Shares Beneficially Owned
Holder
Number
Percent of
outstanding
ordinary
shares
D.J. Pretorius ....................................................................................................................................
501,167
*
J. Turk ..............................................................................................................................................
243,000
*
G.C. Campbell .................................................................................................................................
200,000
*
Bank of New York Mellon ADRs ...................................................................................................
101 Barclay Street, New York, NY 10011
212,548,386
55.15%
Khumo Gold SPV Proprietary Limited ...........................................................................................
35,000,000
8.12%
(1)
Skagen ..............................................................................................................................................
37,247,010
8.6%
(2)
Van Eck ............................................................................................................................................
26,998,090
6.3%
(2)
* Indicates share ownership of less than 1% of our outstanding ordinary shares.
(1)
Acquired during the year ended June 30, 2015 as part of the roll-up of the stake of our broad based black economic empowerment (BBBEE)
partners in EMO into DRDGOLD.
(2)
Acquired during the year ended June 30, 2015 and included in the Bank of New York Mellon ADRs.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of September 30, 2015, are treated as outstanding for computing the percentage of any other person. As of September
30, 2015, we are not aware of anyone owning 5% or more of our ordinary shares other than described above. During fiscal 2014 the
Public Investment Corporation disposed of its 5.0% shareholding that it held as at the end of fiscal 2013 and Investec Asset Management reduced its shareholding of 7.05% held as at the end of fiscal 2013 to 3.08% as at September 30, 2014. Both of the above were in the normal course of business. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. No shareholder has voting rights which differ from the voting rights of any other shareholder. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited,
Off Crownwood Road, Crown Mines, 2092, South Africa.

Cumulative Preference Shares
Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares.
Randgold's registered address is 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands.
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
7B. RELATED PARTY TRANSACTIONS
Guardrisk Insurance Company Limited (Guard Risk)
During the year ended June 30, 2015, Ergo paid fees to the Guardrisk Cell Captive relating to the environmental guarantees issued by Guardrisk to the DMR as outlined on note 17 amounting to R9.9 million (2014: nil), which included a R0.8 million contribution (refer note 26).
Rand Refinery Proprietary Limited (Rand Refinery)
The group has entered into an agreement with Rand Refinery Limited (“Rand Refinery“), for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the Group’s gold and casts it into troy ounce bars. Rand Refinery then sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the Group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr Gwebu, who held the position of executive: legal, compliance and company secretary of DRDGOLD up to
December 31, 2014, was a director of Rand Refinery, a member of its Remuneration Committee and chairman of the Social and
Ethics Committee until September 5, 2014 when he resigned as director. Mr Charles Symons has been appointed to replace him as director of Rand Refinery effective September 5, 2014. Mr Mark Burrell who is the financial director of Ergo is an alternate director of Rand Refinery and a member of Rand Refinery’s Audit Committee.
·   The group currently owns shares in Rand Refinery (which is jointly owned by South African mining companies) (refer note 10)
·   Trade receivables to the amount of R43.0 million (2014: R25.6 million) relate to metals sold
·   The group received a dividend of Rnil (2014: nil, 2013: R6.8 million) from Rand Refinery.
CONSULTANCY AGREEMENT
On June 23, 2008, EMO approved a consultancy agreement with Khumo Gold, which owned 20% of EMO to provide guidance and participate in the Company’s transformation initiatives set by the Mineral and Petroleum Resources Development Act of
South Africa. The agreement provides for a monthly retainer of R0.3 million (2014: R0.3 million, 2013: R0.2 million).
SALE OF SHARES
During the year ended June 30, 2015, DRDGOLD acquired the 20% and 6% interest in the issued share capital of EMO held by Khumo and the Empowerment Trust respectively (refer note 16.2).

Corporate Service Agreements and interest
DRDGOLD provides corporate services for EMO and Ergo under corporate service agreements entered into with each of these entities. These services include financial management, treasury services, gold administration, technical and engineering services, mineral resource services and other corporate and governance related services. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.
The corporate services at Ergo are provided by EMO. EMO’s fee for services performed in fiscal 2015 at Ergo was R31.2 million (2014: R55.0 million).
DRDGOLD received management fees from EMO amounting to R10.6 million (2014: R21.9 million).
DRDGOLD earned interest from EMO amounting to R30.7 million (2014: R30.3 million and 2013: R23.0 million) and from Ergo Mining Proprietary Limited amounting to R31.3 million (2014: R28.5 million and 2013: R32.2 million), respectively.
Treasury shares
As at June 30, 2015, EMO held 6,155,559 (2014: 6,155,559, 2013: 6,205,559) treasury shares in DRDGOLD. During the year ended June 30, 2015, EMO acquired no (2014: nil, 2013: nil) treasury shares. During fiscal 2015, nil (2014: nil, 2013: 62,614)
of the treasury shares held by EMO were used to settle share options exercised by key management personnel.
Subordination agreements and letters of support to subsidiaries
In October 2014, DRDGOLD Limited entered into a subordination agreement with EMO, subordinating a loan made to EMO amounting to R649.5 million as at June 30, 2014 (2013: R544.7 million), for the benefit of EMO’s third party creditors. Consecutively,
DRDGOLD Limited issued a letter of support to EMO committing to support EMO financially for 367 days from July 1, 2013, or until all other liabilities are paid, or the total assets of EMO, fairly valued, exceeds its total liabilities, fairly valued, and that DRDGOLD
Limited will not call for the repayment of its loan within that period.
Executive directors
The total amount of executive directors' remuneration paid and or accrued for the year ended June 30, 2015 was R9.9 million.
7C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
1. Please refer to Item 18. Financial Statements.
2. Please refer to Item 18. Financial Statements.
3. Please refer to Item 18. Financial Statements.
4. The last year of audited financial statements is not older than 15 months.
5. Not applicable.
6. Not applicable.
7. See under Item 4D. Property, plant and equipment—Legal Proceedings.
8. Please see Item 10B. Memorandum of Incorporation.
8B. SIGNIFICANT CHANGES
Significant changes that have occurred since June 30, 2015, the date of the last audited financial statements included in this
Annual Report, are discussed in the relevant notes to the financial statements under Item 18. Financial Statements.

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
Price Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Year Ended
High
Low
High
Low
Ordinary
Share
ADSs
June 30, 2011 ........................................................................................
4.00
2.80
6.23
3.92
558,675
113,932
June 30, 2012 ........................................................................................
6.28
2.97
8.16
4.21
1,090,043
97,107
June 30, 2013 ........................................................................................
7.55
4.49
8.59
4.90
631,264
78,400
June 30, 2014 ........................................................................................
6.64
2.45
6.47
2.39
594,552
117,380
June 30, 2015 ........................................................................................
4.03
1.73
3.65
1.35
462,934
149,298
Price Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Quarter
High
Low
High
Low
Ordinary
Share
ADSs
Q1 July – September 2013 ...................................................................
6.64
4.81
6.47
4.89
377,790
69,694
Q2 October – December 2013 ..............................................................
5.85
3.10
5.75
3.16
768,148
141,115
Q3 January – March 2014 ....................................................................
4.80
3.70
4.46
3.64
579,034
127,258
Q4 April – June 2014 ............................................................................
4.04
2.45
3.83
2.39
660,626
131,197
Q1 July – September 2014 ...................................................................
4.03
2.52
3.65
2.37
587,358
170.377
Q2 October – December 2014 ..............................................................
3.82
1.79
3.48
1.35
459,947
227,531
Q3 January – March 2015 ....................................................................
3.45
1.86
2.88
1.47
466,275
134,460
Q4 April – June 2015 ............................................................................
2.60
2.02
2.06
1.55
327,770
61,360
Q1 July – September 2015 ...................................................................
2.44
1.49
1.87
1.10
1,013,862
203,614
Price Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading Volume
Month Ended
High
Low
High
Low
Ordinary
Share
ADSs
April 30, 2015 .......................................................................................
2.60
2.06
2.06
1.69
430,509
64,522
May 31, 2015 ........................................................................................
2.49
2.05
1.98
1.68
325,936
61,711
June 30, 2015 ........................................................................................
2.40
2.02
1.93
1.55
236,563
58,022
July 31, 2015 .........................................................................................
2.35
1.50
1.87
1.15
355,126
54,334
August 31, 2015 ....................................................................................
1.93
1.49
1.41
1.10
859,298
135,020
September 30, 2015 ..............................................................................
2.44
1.70
1.67
1.21
1,882,539
428,600
The cumulative preference shares are not traded on any exchange.
There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June
30, 2015, nor have there been any trading suspensions with respect to our ADRs on the Nasdaq Capital Market from June 30, 2010 until December 29, 2011 and the New York Stock Exchange since our listing on that market.

9B. PLAN OF DISTRIBUTION
Not applicable.
9C. MARKETS
Nature of Trading Markets
The principal trading market for our equity securities is the JSE (symbol: DRD) and our ADSs that trade on the New York
Stock Exchange (symbol: DRD). Our ordinary shares also trade on the Marche Libre on the Paris Bourse (symbol: DUR). The ordinary shares also trade on the over the counter markets in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock
Exchange. The ADRs are issued by The Bank of New York Mellon, as depositary. Each ADR represents one ADS and each ADS represents ten of our ordinary shares. Until July 23, 2007, each ADS represented one of our ordinary shares. Prior to December 29,
2011, our ADSs traded on the Nasdaq National Market.
9D. SELLING SHAREHOLDERS
Not applicable.
9E. DILUTION
Not applicable.
9F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10A. SHARE CAPITAL
Not applicable.
10B. MEMORANDUM OF INCORPORATION
As of June 30, 2015, we had authorized for issuance 600,000,000 ordinary shares of no par value (as of September 30, 2015:
600,000,000), and 5,000,000 cumulative preference shares of R0.10 par value (as of September 30, 2015: 5,000,000). On this date we had issued 430,883,767 ordinary shares (as of September 30, 2015: 430,883,767) and 5,000,000 cumulative preference shares (as of
September 30, 2015: 5,000,000).
Set out below are brief summaries of certain provisions of our Memorandum of Incorporation, or our MOI, the Companies
Act of South Africa and the JSE Listings Requirements, all as in effect on September 30, 2015. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings
Requirements.
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
The King Report on Corporate Governance for South Africa (King III Report) which came into effect on March 1, 2010, sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with the board practice, all remuneration of executive directors is approved by the Remuneration and Nominations Committee, and the shareholders approve remuneration of non-executive directors.
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
One third of our directors, on a rotating basis, are subject to re-election at each annual general shareholder’s meeting. Retiring directors usually make themselves available for re-election. An amendment to the MOI which also subjects executive directors to re-
election by rotation was approved by shareholders at the 2014 annual general meeting.
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
Winding-up
If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of September 30, 2015, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.
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
Sale of Shares and Claims Agreement entered into by Village Main Reef Limited (“VMR”), DRDGOLD Limited
(“DRDGOLD”) (“Seller”), Business Venture Investments No 1557 Proprietary Limited (“Purchaser”) and Blyvooruitzicht Gold
Mining Company Limited (“Blyvoor”) dated February 11, 2012.
On February 11, 2012, DRDGOLD, Village Main Reef Limited (VMR), Blyvoor and Business Venture Investments No
1557 Proprietary Limited (a wholly owned subsidiary of VMR) (Purchaser) entered into a sale of shares and claims agreement.
Pursuant to terms of the Agreement, DRDGOLD agreed to sell its entire shareholding in Blyvoor (which amounts to 74% of the total issued ordinary share capital of Blyvoor) (Sale Shares) and its working capital and shareholder loan claims against Blyvoor, or the Sale Claims to the Purchaser (the Transaction). The Transaction is divided into the Part A Sale and the Part B Sale. In terms of the Part A Sale, the Sale Claims are sold to the Purchaser, and in terms of the Part B Sale, the Sale Shares are sold to the Purchaser.
The purchase consideration payable in respect of the Sale Claims and the Sale Shares shall be discharged by VMR through the issue of 85,714,286 new ordinary shares in VMR (VMR Shares) to DRDGOLD and an amount of R1 payable in cash by VMR, respectively.

The Part A Sale was completed on June 1, 2012, at which time 65,714,286 of the Village Main Reef Limited ("VMR")
Shares were issued directly to DRDGOLD and 20,000,000 are held in escrow (Escrow Shares) pending completion of the Part B
Sale.
The Part B Sale is subject to the fulfillment, or waiver (if applicable), of the following conditions precedent:
First - by not later than the second anniversary of the signature date of the Agreement, the Department of Mineral Resources
(DMR) must have granted the conversion of Blyvoor's old order mining right and the new order mining right must have been notarially executed and registered in the Mining Titles Office or Conversion; and
Second - by not later than the third anniversary of the signature date of the Agreement, the DMR must have unconditionally approved the transfer of DRDGOLD's interest in Blyvoor to the Purchaser pursuant to section 11 of the Mineral & Petroleum
Resources Development Act, No 28 of 2002 or conditionally approved it on terms and conditions which each of DRDGOLD and the Purchaser has confirmed to be acceptable (Section 11 Approval).
If Conversion does not occur in accordance with the terms of the Agreement, or Conversion occurs but Section 11 Approval is not obtained, and unless it did not occur as a consequence of a Prejudicial Act on the part of either of the Parties, any one, or more, of the following may occur:
·
the sale of the Sale Shares is carried out and the Sale Shares are transferred to the Purchaser;
·
a portion of the Sale Claims revert to DRDGOLD;
·
the appointment of the Purchaser as DRDGOLD’s agent to render corporate services on behalf of DRDGOLD to Blyvoor continues or is terminated; and/or
·
DRDGOLD’s right to receive dividends in respect of the Sale Shares is reinstated.
The first of the Part B conditions precedent - the notarial execution and registration of the new order mining rights after
Blyvoor successfully applied for the conversion of the rights - was required to be satisfied during fiscal 2014. DRDGOLD contends that VMR failed to complete certain administrative steps associated with the registration of Blyvoor’s New Order Mining Rights.
DRDGOLD is alleging that this constituted a breach of contract and a Prejudicial Act on the part of VMR, which entitles DRDGOLD to relief. The second of the conditions precedent - Section 11 Approval - has also not been obtained.
While the fulfilment of the conditions precedent of Part B of the disposal is in dispute between the parties, the parties entered into a settlement agreement pursuant to which the parties to the settlement agreement agreed to terminate the procedures relating to the dispute, not to pursue arbitration and to settle the escrow shares and dividends equally between the parties. DRDGOLD fully reserves all rights as against third parties - including any such regulatory authorities - regarding the terms of the settlement and the right to rely upon our stated position regarding the fulfillment of Part B.
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
(collectively CGR, EMO and ERPM are called “the Ergo Group”) dated November 28, 2012.
Under this agreement the Ergo Group grants TCTA access to land for the construction of a water treatment plant, access to the South West Vertical Shaft of ERPM to construct and operate a pump station to pump the acid mine drainage (“AMD”) to surface, the right to construct a sludge pipeline using servitudes owned by the Ergo Group members, shared use of an Ergo Group residue pipeline and partial use of the Ergo tailings dams for the deposition of up to 4,167m³ of sludge per day, emanating from the water treatment plant. EMO has an option to acquire from TCTA, for its operations up to 30 ML of untreated or partially treated
AMD per day.
Share Sale and Subscription Agreement between DRDGOLD Limited ("DRDGOLD"), Khumo Gold SPV Proprietary
Limited ("Khumo") and DRDSA Empowerment Trust (the Trust) dated March 17, 2014.
On March 17, 2014, Khumo and DRDGOLD, the ultimate majority holding company of Ergo, entered into the Share Sale and Subscription Agreement in respect of which DRDGOLD agreed to acquire all of the shares in and claims against EMO, held by
Khumo, subject to the fulfilment of certain conditions. On the same day, the Trustees of the DRDSA Empowerment Trust and
DRDGOLD entered into the Share Sale and Subscription Agreement in respect of which DRDGOLD agreed to acquire all of the shares in and claims against EMO held by the Trust. This transaction was concluded as outlined in note 16.2.

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
Section 64F of the amendments to the Income Tax Act as set out in Part VIII in Chapter II of the Income Tax Act, sets out beneficial owners who are exempt from the dividend tax, which includes, resident companies receiving a dividend after the effective date, being April 1, 2012. The Convention between the United States of America and the Republic of South Africa for the Avoidance
of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the Tax Treaty, would limit the rate of this tax with respect to dividends paid on ordinary shares or ADSs to a US resident (within the meaning of the Tax
Treaty) to 5% of the gross amount of the dividends if such US resident is a company which holds directly at least 10% of our voting stock and 15% of the gross amount of the dividends in all other cases.
The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South
Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.
In fiscal years 2015 and 2014, the corporate tax rates for taxable mining and non-mining income were 34% and 28%, respectively. The Company, is subject to 34% tax on mining income and 28% for non-mining income. The formula for determining the South African gold mining tax rate for FY2015 and FY2014 is: Y = 34 – 170/X. Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.

With effect from April 1, 2014, Section 8F of the Income Tax Act results in any amount of interest which is incurred in respect of a “hybrid debt instrument” is deemed to be a dividend in specie and taxed as such in the hands of the payor and the recipient. The various subordination agreements entered into within the group as outlined in Item 7B. ‘‘Related party transactions’’
resulted in the associated loans within the group being characterised as “hybrid debt instruments” and being taxed accordingly.
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
United States Federal Income Tax Consequences
The following discussion is a summary of the US federal income tax consequences to US holders (as defined below) of the purchase, ownership and disposition of ordinary shares or ADSs. It deals only with US holders who hold ordinary shares or ADSs as capital assets for US federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.
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
For purposes of this discussion, a “US holder” is a beneficial owner of ordinary shares or ADSs who or that is, for US federal income tax purposes:
·
a citizen or individual resident of the US;
·
a corporation (or any entity treated as a corporation for US federal income tax purposes) created or organized under the laws of the US or any political subdivision thereof;
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
A US holder of the ordinary shares or ADSs that are treated as “marketable stock” under the PFIC rules may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the US holder would include in ordinary income or loss for each taxable year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares or ADSs and the US holder's adjusted tax basis in such ordinary shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US holder under the election for prior taxable years. If a mark-to-market election with respect to ordinary shares or ADSs is in effect on the date of a US holder's death, the tax basis of the ordinary shares or ADSs in the hands of a US holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares or ADSs. US holders desiring to make the mark-to-
market election are urged to consult their tax advisors with respect to the application and effect of making the election for the ordinary shares or ADSs.
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
We believe that we were not a PFIC for our fiscal year ended June 30, 2015. However, under the PFIC rules income and assets are require to be measured and classified in accordance with US federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from US federal income tax principles.
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
Information with respect to Foreign Financial Assets
Certain US holders may be required to report on Internal Revenue Service Form 8938 information relating to an interest in ordinary shares or ADSs, subject to certain exceptions (including an exception for assets held in accounts maintained by certain financial institutions, although the account itself may be reportable if held at a non-US financial institution). US holders should consult their tax advisers regarding the effect, if any, of this reporting requirement on their acquisition, ownership and disposition of ordinary shares or
ADSs.
US holders should consult their tax advisors regarding application of the information reporting and backup withholding rules.
10F. DIVIDENDS AND PAYING AGENTS
On August 27, 2015, we declared a dividend which, in total, amounted to R43.1 million (10 cents per ordinary share).
Dividends tax is 15% of the dividend paid, lower rates can apply for foreign beneficial owners and there are also certain exemptions that apply. The dividends tax, where relevant, will be withheld from the dividend payment. There are no dividend restrictions.
Date of entitlement: October 9, 2015
Approximate date of conversion: October 16, 2015
Approximate payment date: October 19, 2015
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
470-2600. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.
A copy of each document concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at DRDGOLD Limited, Off Crownwood Road, Crown Mines, 2092, South Africa.
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
Furthermore, our trade receivables and loans are regularly monitored and assessed for recoverability. Where it is appropriate, an impairment loss is raised. In addition, our South African operations deliver their gold to Rand Refinery Proprietary Limited (Rand
Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. Any potential shortfall in inventory in Rand Refinery is secured by the loan arrangement and to the extent of this facility, between it and its shareholders (refer Item 5A. “Financial instruments). The gold is sold by Rand Refinery usually on the same day as it is delivered and settlement is made within two days.
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
Long-term debt
Set out below is an analysis of our debt as at June 30, 2015, analyzed between fixed and variable interest rates. All of our long-
term debt is denominated in South African rand.
Total
R'000
Interest rate
Variable rate ....................................................................................................
23,096
Weighted average interest rate ........................................................................ 10.8% - 11.1%
Fixed rate ......................................................................................................... 21 161
Weighted average interest rate ........................................................................ 17.9%
Total ................................................................................................................ 44,257
Repayment period
2016 .................................................................................................................
25,096
2017 ................................................................................................................. 2,355
2018 ................................................................................................................. 2,772
2019 ................................................................................................................. 3,264
2020 ................................................................................................................. 10,770
Total ................................................................................................................ 44,257
Based on our fiscal 2015 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would
(increase)/decrease our interest expense by R0.4 million.

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
portion thereof)1
Cancellation of ADSs for the purpose of withdrawal, including if the Deposit
Agreement terminates ...........................................................................................
$5.00 (or less) per 100 ADSs (or
portion thereof)1
Distribution of cash dividends or other cash distributions .................................... 2 cents (or less) per ADS (or portion thereof)2
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders
$5.00 (or less) per 100 ADSs (or
portion thereof)2
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
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary, collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
Depositary Payments
The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an amount of $35,759.31 mainly consisting of accumulated contributions towards the Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors).
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
15A. Disclosure Controls and Procedures
As of June 30, 2015, our management, with the participation of our Chief Executive Officer and Chief Financial Officer
has evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules o f the SEC). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2015.
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
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway
Commission (COSO) (1992) in Internal Control-Integrated Framework. Based on our assessment and those criteria, our management concluded that as of June 30, 2015 our internal control over financial reporting was effective.

The COSO has recently issued the new internal control framework (“COSO 2013”) that relies heavily on entity level controls and operational risks, in addition to controls over financial reporting. Our current management assurance systems are geared to respond to the earlier COSO framework, and we are currently in the process of transitioning to the COSO 2013 framework.
15C. Independent Auditor’s Attestation Report
The effectiveness of internal control over financial reporting as of June 30, 2015 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.
15D. Changes in Internal Control Over Financial Reporting
Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule
13a-15.
During the year ended June 30, 2015, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Mr. J.A. Holtzhausen, Chairman of the Audit and Risk Committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the New York Stock
Exchange, or NYSE, and rules promulgated by the SEC and independent both under the New York Stock Exchange Rules and the
South African Johannesburg Stock Exchange Rules. The board is satisfied that the skills, experience and attributes of the members of the audit and risk committee are sufficient to enable those members to discharge the responsibilities of the audit and risk committee.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG Inc. has served as our independently registered public accountant for the fiscal years ending June 30, 2015, 2014 and
2013, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2015 and 2014:
Auditors' remuneration
Year ended June 30,
2015
2014
R’000
R’000
Audit
fees
........................................................................................................................................................
6,249 5,712
Audit fees (Under provision - prior year) 966 -
Audit-related
fees
.......................................................................................................................................................
75 75
Tax
fees
.......................................................................................................................................................
- -
All other
fees
.......................................................................................................................................................
290 -
7,580 5,787
Audit Fees
Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Audit-Related Fees
The audit related fees for fiscal 2015 consist of fees invoiced with respect to the reporting accountants report issued on the pro forma financial information in connection with agreement entered into on July 24, 2014 by EMO and ERPM with ERPM South
Africa Holding Proprietary Limited, the nominee of Australian based Walcot Capital for the disposal of certain of the underground mining and prospecting rights held by ERPM including the related liabilities.
The audit related fees for fiscal 2014 consist of fees invoiced with respect to the reporting accountants report issued on the pro forma financial information included in a circular issued by the company on May 6, 2014 in connection with the acquisition by the Company of Khumo Gold SPV Proprietary Limited’s 20% interest in Ergo Mining Operations Proprietary Limited in exchange for 35 000 000 new DRDGOLD ordinary shares; and the proposed acquisition by the Company of the DRDSA Empowerment
Trust’s 6% interest in Ergo Mining Operations Proprietary Limited in exchange for 10 500 000 new DRDGOLD ordinary shares.
Tax Fees
For fiscal 2015 and fiscal 2014, no fees have been billed for tax compliance, tax advice or tax planning services.
All Other Fees
All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees.
The all other fees for fiscal 2015 consist of fees invoiced with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal 2014. Subsequent to June 30, 2015 KPMG was engaged to provide limited assurance on specified items contained in our Integrated Report for fiscal 2015 that was billed during fiscal 2016.
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
Independence of audit and risk committee members
NYSE Listing Standards require a NYSE listed company to have an audit committee composed of at least three independent members. A foreign private issuer may be exempted from the requirement that all members of the audit committee qualify as independent under NYSE Listing Standards Rules provided, among other requirements, that the members of the audit committee are independent under Exchange Act Rule 10A-3. As at June 30, 2015 all of our audit and risk committee members were and as at
September 30, 2015 all of our audit and risk committee members are independent both under the NYSE Listing Standards and the
South African JSE Limited Listings Requirements.
.
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

Executive Sessions
Section 303A.03 of the NYSE Listing Standards provides that “non-management” directors of listed companies must meet at regularly scheduled executive sessions in the absence of management. The JSE Limited Listings Requirements makes no provision for such meetings, however the non-executive directors of DRDGOLD do meet without management on a regular basis but in an informal setting and no minutes are prepared.
Nominations Committee
Section 303A.04 of the NYSE Listing Standards provides listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The JSE Limited Listings Requirements only require that the members of such a committee be non-executive directors, the majority of whom must be independent. DRDGOLD has such a nominations committee whose members are independent under both the NYSE Listings Standards and the JSE Limited Listings Requirements.
ITEM 16H. MINE SAFETY DISCLOSURES
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The following annual financial statements and related auditor’s reports are filed as part of this Annual Report.
Page
Report of the Independent Registered Public Accounting Firm ......................................................................................... F-1
Consolidated statement of profit or loss and other comprehensive income for the years ended June 30, 2015, 2014 and
2013 ..................................................................................................................................................................................
F-2 to F-3

Notes to the financial statements. ........................................................................................................................................ F-7 to F-59

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of DRDGOLD Limited
We have audited the accompanying consolidated statements of financial position of DRDGOLD Limited and its subsidiaries as of
June 30, 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2015. We also have audited DRDGOLD Limited’s internal control over financial reporting as of June 30, 2015, based on criteria established in Internal Control – Integrated Framework (1992)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). DRDGOLD Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on DRDGOLD Limited’s internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of
DRDGOLD Limited and its subsidiaries as of June 30, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2015, in conformity with International Financial Reporting Standards as issued by the
International Accounting Standards Board. Also in our opinion, DRDGOLD Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2015, based on criteria established in Internal Control – Integrated Framework
(1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
/s/ KPMG Inc
KPMG Inc
Johannesburg, Republic of South Africa
October 30, 2015

DRDGOLD Limited
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
for the year ended June 30, 2015
2015
2014
2013
Note
R'000
R'000
R'000
Revenue 3
2,105,298
1,809,434 2,076,496
Cost of sales
(1,946,331)
(1,687,270) (1,639,377)
Operating costs
(1,786,880)
(1,598,300) (1,497,439)
Depreciation 9
(193,301)
(159,999) (143,766)
Retrenchment costs 4
(7,150)
(6,748) (565)
Movement in provision for environmental rehabilitation 15 & 17
20,443
86,605 (15,334)
Movement in gold in progress
20,557
(8,828) 17,727
Gross profit from operating activities
158,967
122,164 437,119
Impairments 4
(7,904)
(56,591) (187,866)
Administration expenses and general costs
(56,162)
(78,120) (64,549)
Results from operating activities
4
94,901
(12,547) 184,704
Finance income 5
51,497
27,980 65,992
Finance expenses 6
(49,603)
(52,295) (41,975)
Share of losses of equity accounted investments
-
(313) (50,135)
Profit / (loss) before tax
96,795
(37,175) 158,586
Income tax 7
(28,599)
(17,548) (60,928)
Profit / (loss) for the year
68,196
(54,723) 97,658
Attributable to:
Equity owners of the parent
67,807
(45,808) 49,420
Non-controlling interest 16.2
389
(8,915) 48,238
Profit / (loss) for the year
68,196
(54,723) 97,658

DRDGOLD Limited
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (continued)
for the year ended June 30, 2015
2015
2014
2013
Note
R'000
R'000
R'000
Other comprehensive income
Items that are or may be reclassified to profit or loss, net of tax
Net foreign exchange translation reserve
(5,882)
-
9,134
Foreign exchange profit/(loss) on translation
-
-
9,134
Foreign exchange translation reserve reclassified to profit
or loss
16.1
(5,882)
Net fair value adjustment on available-for-sale investment
(757)
(51,626)
34,570
Fair value adjustment on available-for-sale investments
10
19,118
(49,872)
(72,113)
Fair value adjustment on available-for-sale investment reclassified to profit or loss
5
(19,875)
Impairment of available-for-sale investment reclassified to profit or loss
-
-
101,261
Non-controlling interest in fair value adjustment on available-for-sale investment
16.2
-
(1,754)
951
Deferred tax thereon
-
-
4,471
Items that will never be reclassified to profit or loss, net of tax
Actuarial loss
18
(539)
-
-
Total comprehensive income for the year
61,018
(106,349)
141,362
Attributable to:
Equity owners of the parent
60,629
(95,680)
92,173
Non-controlling interest
389
(10,669)
49,189
Total comprehensive income for the year
61,018
(106,349)
141,362
Earnings per share attributable to equity owners of the parent
Basic earnings/(loss) per share (cents)
8
17
(12)
13
Diluted earnings/(loss) per share (cents)
8
17
(12)
13
The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2015
2015
2014
Note
R’000
R’000
ASSETS
Non-current assets
1,894,054
1,970,344
Property, plant and equipment 9
1,698,774
1,755,503
Non-current investments and other assets 10
194,082
213,417
Deferred tax asset 19
1,198
1,424
Current assets
608,984
470,402
Inventories 13
168,729
147,189
Trade and other receivables 14
93,273
99,523
Current tax asset
13,241
5,885
Cash and cash equivalents 23
324,375
208,932
Assets held-for-sale 15
9,366
8,873
Total assets
2,503,038
2,440,746
EQUITY AND LIABILITIES
Equity
1,529,925
1,481,211
Equity of the owners of the parent 16
1,529,925
1,249,071
Non-controlling interest
-
232,140
Non-current liabilities
669,495
652,062
Provision for environmental rehabilitation 17
493,291
451,203
Post-retirement and other employee benefits 18
9,242
9,275
Deferred tax liability 19
147,801
116,084
Finance lease obligation 21
19,161
-
Loans and borrowings 20
-
75,500
Current liabilities
303,618
307,473
Trade and other payables
258,353
211,790
Finance lease obligation 21
2,000
-
Loans and borrowings 20
23,096
73,195
Post-retirement and other employee benefits 18
2,557
1,958
Liabilities held-for-sale 15
17,612
20,530
Total liabilities
973,113
959,535
Total equity and liabilities
2,503,038
2,440,746
The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended June 30, 2015
Number
of
ordinary
shares
Number of
cumulative
preference
shares
Share capital
R’000
Cumulative
preference
share
capital
R’000
Revaluation
and other
reserves1
R’000
Retained
earnings
R’000
Equity of the
owners of the
parent
R’000
Non-
controlling
interest
R’000
Total equity
R’000
Balance at June 30, 2012
385,383,767
5,000,000
4,089,117
500
205,075
(2,813,898)
1,480,794
150,972
1,631,766
Total comprehensive income
Profit for the year 49,420 49,420 48,238 97,658
Other comprehensive income2
42,753 42,753 951 43,704
Transactions with the owners of the parent
Share issue expenses (180) (180) (180)
Dividend on ordinary share capital (91,004) (91,004) (15,736) (106,740)
Share-based payments 1,166 1,166 1,166
Share option buy-out (24,052) (24,052) (24,052)
Treasury shares disposed of by subsidiary 350 350 350
Non-controlling interest on disposal of subsidiary
(58,384) (58,384) 58,384 -
Balance at June 30, 2013
385,383,767
5,000,000
4,089,287
500
224,942
(2,913,866)
1,400,863
242,809
1,643,672
Total comprehensive income
Loss for the year (45,808) (45,808) (8,915) (54,723)
Other comprehensive income2
(49,872) (49,872) (1,754) (51,626)
Transactions with the owners of the parent
Share issue expenses (1,060) (1,060) (1,060)
Dividend on ordinary share capital (53,085) (53,085) (53,085)
Share-based payments 520 520 520
Share option buy-out (2,734) (2,734) (2,734)
Treasury shares disposed of by subsidiary
247 247 247
Balance at June 30, 2014
385,383,767
5,000,000
4,088,474
500
172,856
(3,012,759)
1,249,071
232,140
1,481,211
Total comprehensive income
Profit for the year
67,807
67,807
389
68,196
Other comprehensive income2
(6,639)
(539)
(7,178)
(7,178)
Transactions with the owners of the parent
Share issue
45,500,000
96,460
135,189
231,649
(232,529)
(880)
Transaction costs
(4,015)
(4,015)
(4,015)
Dividend
(7,585)
(7,585)
(7,585)
Share-based payments
176
176
176
Share option reserve transferred to retained earnings
(30,563)
30,563
-
-
Balance at June 30, 2015
430,883,767
5,000,000
4,180,919
500
135,830
(2,787,324)
1,529,925
-
1,529,925
The accompanying notes are an integral part of these consolidated financial statements.
1 Revaluation and other reserves at June 30, 2015 comprise asset revaluation reserves (refer note 16). Revaluation and other reserves at June 30, 2014 and June 30, 2013 comprise share-based payment reserves, foreign currency translation reserve and asset revaluation reserves. The foreign exchange differences arose on translation of a foreign joint venture in Zimbabwe (refer note 16).
2 Refer to the consolidated statement of profit or loss and other comprehensive income for a detailed analysis of total comprehensive income for the year.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2015
2015
2014
2013
Note
R’000
R’000
R’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from sales of precious metals
2,087,926
1,814,219 2,076,496
Cash paid to suppliers and employees
(1,802,729)
(1,726,835) (1,634,175)
Cash generated by operations
22
285,197
87,384 442,321
Finance income
13,883
16,359 27,337
Dividends received
-
- 32,470
Finance expenses
(11,944)
(16,838) (4,097)
Income tax (paid)/received
(3,523)
(6,214) 4,185
Net cash inflow from operating activities
283,613
80,691 502,216
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of non-current investments and other assets
-
(7) (58,292)
Proceeds on disposal of non-current investments and other assets
46,387
- 1,839
Additions to property, plant and equipment
(90,856)
(158,593) (368,478)
Advance to equity accounted investment
-
- (13,946)
Proceeds on disposal of property, plant and equipment
17,392
992 31,970
Environmental rehabilitation payments 17
(9,034)
(14,170) (22,476)
Contribution to environmental obligation funds
(803)
- -
Acquisition of non-controlling interest
(851)
- -
Repayments of amounts included in non-current investments and other assets
96
- -
Net cash outflow from investing activities
(37,669)
(171,778) (429,383)
CASH FLOWS FROM FINANCING ACTIVITIES
Share issue expenses
-
(1,060) (180)
Proceeds on disposal of treasury shares
-
247 350
Repayments of finance lease obligation
(416)
- -
Advances of loans and borrowings
-
- 163,332
Repayments of loans and borrowings
(122,500)
(20,000) (30,690)
Share option buy-out
-
(2,734) (24,052)
Dividends paid
(7,585)
(53,085) (103,063)
Net cash (outflow)/inflow from financing activities
(130,501)
(76,632) 5,697
NET INCREASE/(DECREASE) IN CASH AND CASH
EQUIVALENTS
115,443
(167,719) 78,530
Cash and cash equivalents at beginning of the year
208,932
376,651 298,035
Foreign exchange movements
-
- 86
Cash and cash equivalents at the end of the year
23
324,375
208,932 376,651
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended June 30, 2015
1. ACCOUNTING POLICIES
REPORTING ENTITY
DRDGOLD Limited (the company) is domiciled in South Africa with a registration number of 1895/000926/06. The address of the
Company is Off Crownwood Road, Crown Mines, Johannesburg, 2092. The Group is primarily involved in the retreatment of surface gold.
The consolidated financial statements comprise the company, its subsidiaries (collectively the “group” and individually “group companies”) and interest in equity accounted investments.
BASIS OF ACCOUNTING
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS)
and its interpretations adopted by the International Accounting Standards Board (IASB) .
The consolidated financial statements were approved by the board of directors on September 17, 2015. Details of the group’s accounting policies are outlined in this note.
FUNCTIONAL AND PRESENTATION CURRENCY
The consolidated financial statements are presented in South African rands, which is the company’s functional currency. All financial information presented in South African rands has been rounded to the nearest thousand, unless otherwise stated.
USE OF ESTIMATES AND JUDGMENTS
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses.
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
(a) Recoverable amount of mining assets and depreciation
The recoverable amounts of mining assets are determined using discounted future cash flows. Management also considers such factors as the market capitalisation of the group, the quality of the individual ore body and the country risk in determining the recoverable amount. At year-end, the market capitalisation of the group was lower than its net asset value, which management has considered as an impairment indicator. During the year under review the group calculated a recoverable amount based on updated life-of-mine plans, a gold price of R480,481 a kilogram (2014: R453,121 a kilogram)
in year one escalating at an average of approximately 9.6% (2014: 7.2%) a year over the ten-year life of mine, and a weighted average cost of capital of 14.0%. The pre-tax discount rate calculated on an iterative method from the post-tax discount rate is 21.7%. The group would begin impairment of the mining assets at a 4.8 percentage points (34.4%) increase in the discount rate to 18.8%, or a 2.9% decrease in budgeted gold production or gold price over the remaining life of the operation. The above sensitivities do not include a positive terminal value, relating to the disposal of any assets at the end of the useful life.
The calculation of the units-of-production rate of depreciation could be affected if actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral reserves.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
1. ACCOUNTING POLICIES (continued)
USE OF ESTIMATES AND JUDGMENTS (continued)
(a)   Recoverable amount of mining assets and depreciation (continued)
Factors could include:
· changes in proved and probable mineral reserves (which could similarly affect the useful lives of assets depreciated on the straight-line basis, where those lives are limited to the life of the mine);
· the grade of mineral reserves may vary significantly from time to time;
· differences between actual commodity prices and commodity price assumptions;
· unforeseen operational issues at mine sites including planned extraction efficiencies; and
· changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates.
(b)   Estimate of exposure and liabilities with regard to rehabilitation costs
Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.
An average discount rate of 8.4% (2014: 8.3%), average inflation rate of 6.0% (2014: 6.0%) and expected life-of-mine according to the life-of-mine plans were used in the calculation of the estimated net present value of the rehabilitation liability (refer to note 17).
(c)   Estimate of tax
The group is subject to income tax in South Africa. Significant judgement is required in determining income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will have an impact on the income tax and deferred tax provisions in the period in which such determination is made. A 1percentage point increase in the effective tax rate will result in an increase in the deferred tax liability at June
30, 2015 of approximately R7.3 million (2014: R6.3 million).
(d)   Valuation of financial instruments
If the value of a financial instrument cannot be obtained from an active market, the group has established fair value by using valuation techniques. These include the use of recent arm’s-length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis and option pricing models, refined to reflect the issuer’s specific circumstances.
BASIS OF MEASUREMENT
The financial statements are prepared on the historical cost basis, unless otherwise stated.
CHANGES IN ACCOUNTING POLICIES
Except for the changes below, the group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements.
NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS NOT ADOPTED
The group adopted all the new standards, amendments to standards and interpretations, which are applicable to the group, with a date of initial application of July 1, 2014. The adoption of these standards did not have a significant impact on these financial statements other than outlined below:
IFRS 8 Operating segments – Disclosures on the aggregation of operating segments
Inter alia, this amendment clarifies that the reconciliation of the total of the reportable segments’ assets to the entity’s assets is required only if this information is regularly provided to the entity’s chief operating decision maker. This change aligns the disclosure requirements with those for segment liabilities.
As this information is not regularly provided to the entity’s chief operating decision maker, the reconciliation is not disclosed (refer note 2).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
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
In the absence of an agreement with NCI shareholders, losses in subsidiaries are allocated to NCI even if doing so causes the NCI to have a deficit balance.
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
Interest in associates and joint ventures are accounted for using the equity method. They are initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the group financial statements include the group’s share of profit or loss and other comprehensive income (“OCI”) of equity accounted investees, until the date on which significant influence or joint control ceases. Any losses from associates and joint ventures are brought to account in the consolidated financial statements until the interest in such associates and joint ventures are written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates and joint ventures.
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
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
Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into South African rands at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to South African rands at exchange rates at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised in OCI and accumulated within equity in the foreign currency translation reserve. When a foreign operation is disposed of, the relevant amount in the foreign currency translation reserve is transferred to profit or loss as part of the profit or loss on disposal. On partial disposal of a subsidiary that includes a foreign operation, the relevant portion of such cumulative amount is reattributed to NCI.
Net investment in foreign operations
Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised in OCI and presented within equity in the foreign currency translation reserve in the consolidated financial statements.
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
1. ACCOUNTING POLICIES (continued)
FINANCIAL INSTRUMENTS (continued)
(ii) Non derivative financial assets – measurement (continued)
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
Available-for-sale financial assets
The group’s investments in equity securities are classified as available-for-sale financial assets.
These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses are recognised in OCI and accumulated in the fair value reserve. When these assets are derecognised, the gain or loss accumulated in equity is reclassified to profit or loss. The group applies settlement date accounting to the regular way purchase or sale of financial assets.
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
Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred (refer to accounting policy on borrowing costs capitalised). Mine development costs capitalised, include acquired, proved and probable mineral reserves at the acquisition date.
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
Any gains or losses on disposal of an item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of property, plant and equipment and are recognised in profit or loss. When assets are sold which have been revalued on acquisition for consolidation purposes, the amounts included in the revaluation reserve are transferred to retained earnings (refer to note 16.1).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
1. ACCOUNTING POLICIES (continued)
PROPERTY, PLANT AND EQUIPMENT (continued)
Subsequent expenditure
The group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of an item when that cost is incurred, if it is probable that the future economic benefits embodied within the part will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other costs are recognised in profit or loss as an expense incurred.
Depreciation
Depreciation of all tangible property, plant and equipment commences when the relevant item of property, plant and equipment is available for use in the manner intended by management.
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
The current estimated useful lives for the current and comparative periods are:
·
mine properties – life-of-mine, currently between six (2014: seven) and ten (2014: eight) years;
·
mine development – life-of-mine, currently between six (2014: seven) and ten (2014: eight) years;
·
mine plant facilities – life-of-mine, currently between six (2014: six) months and ten (2014: eight) years; and
·
equipment and vehicles – three to five years.
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
Financial assets measured at amortized cost
An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate, that is, the effective interest rate computed at initial recognition of these financial assets.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
1. ACCOUNTING POLICIES (continued)
IMPAIRMENT (continued)
Available-for-sale financial assets
An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. When a decline in the fair value of an available-for-sale financial asset has been recognised directly in OCI, and there is objective evidence (e.g.
significant or prolonged decline in the fair value below the cost of the investment) that the asset is impaired, the cumulative loss that had been recognised in OCI is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss. Financial assets that are individually significant are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognised in profit or loss.
An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised in OCI.
Non-financial assets
The carrying amounts of the group’s assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.
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
The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. Upon determination of proven reserves exploration assets attributable to those reserves are first tested for impairment and then reclassified from exploration assets to a separate category within tangible assets.
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
Bullion is stated at the lower of cost and net realisable value.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
1. ACCOUNTING POLICIES (continued)
INVENTORIES (continued)
Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.
INCOME TAX
Income tax expense comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to business combinations, or to items recognised directly in equity or OCI.
Current tax
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax
Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognised for tax purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries and joint ventures to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognised for taxable temporar y differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, if these relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities if the company intends to settle current tax liabilities and assets on a net basis, or if their tax assets and liabilities will be realised simultaneously.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Dividends withholding tax
Dividends withholding tax is a tax on certain shareholders receiving dividends and is applicable to all dividends declared on or after
April, 1 2012.
The company withholds dividends tax on behalf of certain of its shareholders at a rate of 15% on dividends declared. Amounts withheld are not recognised as part of the company’s tax charge but rather as part of the dividend paid recognised directly in equity.
Where withholding tax is withheld on dividends received, the dividend is recognised at the gross amount with the related withholdings tax recognised as part of tax expense unless it is otherwise reimbursable in which case, it is recognised as an asset.
SHARE CAPITAL
Ordinary share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effect.
Preference share capital
Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the company’s option, and any dividends are discretionary. Dividends on preference share capital classified as equity are recognised as distributions within equity.
Preference share capital is classified as a liability if it is redeemable on a specified date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognised as interest expense in profit or loss as accrued.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
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
Long-service benefits
The group makes long-service bonus payments (long-service awards) for certain eligible employees under the Chamber of Mines of South Africa Long Service Award Scheme. The amount of the award is based on both the employee’s skill level and years of service with gold mining companies that qualify for the scheme. The obligation is accrued over the service life of the employees and is calculated using a projected unit credit method. Any actuarial gains or losses are recognised in OCI in the period in which they arise.
Post-retirement medical benefits
Post-retirement medical benefits in respect of qualifying employees are recognised over the expected remaining service lives of relevant employees and the remaining life expectancies of retirees. The group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis and discounted using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. The fair value of any plan assets is deducted. Actuarial gains and losses are recognised immediately in OCI. When the calculation results in a benefit to the group, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.
When the benefits of a plan are changed, the portion of the changed benefit relating to past service by employees is recognised in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in OCI.
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
1. ACCOUNTING POLICIES (continued)
EMPLOYEE BENEFITS (continued)
Cash settled share based payment awards
The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date, based on the fair value of the share appreciation rights. Any changes in the liability are recognised as employee benefit expenses in profit or loss. The fair value of the options granted is measured using the Black-Scholes option pricing model at each reporting date.
PROVISIONS
A provision is recognised in the statement of financial position when the group has present legal or constructive obligations resulting from past events that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.
Decommissioning liabilities
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced.
Accordingly, an asset is recognised and included within mining properties.
Decommissioning liabilities are measured at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in profit or loss. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset.
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Restoration liabilities
The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are recognised in profit or loss as a cost of production. Gross restoration liabilities are estimated at the present value of the expenditures expected to settle the obligation.
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
REVENUE RECOGNITION
Gold bullion and by-products
The group recognises revenue from the sale of gold bullion and by-products at the fair value of the consideration received or receivable. Revenue is recognised in profit or loss when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. These criteria are usually met when Rand Refinery sells the refined gold (refer note 25).
Government grants
Government grants are not recognised until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grant will be received. Grants that compensate the group for expenses incurred are recognised in profit or loss as a deduction against the related expense.
Finance income
Finance income includes dividends received, interest received, growth in the environmental rehabilitation obligation funds, net gains on financial instruments measured at amortised cost, net foreign exchange gains, and other profits and losses arising on disposal of investments.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
1. ACCOUNTING POLICIES (continued)
Finance income (continued)
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
Finance expenses
Finance expenses comprise interest payable on borrowings calculated using the effective interest method, unwinding of the provision for environmental rehabilitation, net foreign exchange losses, net losses on financial instruments measured at amortised cost, and interest on finance leases.
Borrowing costs capitalized
Interest on borrowings relating to the financing of qualifying major capital projects under construction are capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
SEGMENT REPORTING
Operating segments are identified on the basis of internal reports that the group’s chief operating decision maker (CODM) reviews regularly in allocating resources to segments and in assessing their performance. The CODM for the group has been identified as the group’s Executive Committee. Reportable segments are identified based on quantitative thresholds of revenue, profit or lo ss, and assets. The amounts disclosed for each reportable segment are the measures reported to the CODM, which are not necessarily based on the same accounting policies as the amounts recognised in the financial statements. Aggregation of operating segments is implemented where disclosure of information enables users of the group’s financial statements to evaluate the nature and effects of the business activities in which it engages and the economic environment in which it operates, where the operating segments have characteristics so similar that they can be expected to have essentially the same future prospects and where they are similar in the following respects:
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
Such assets, or disposal groups are generally measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on the disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets and investment property, which continue to be measured in accordance with the group’s other accounting policies. Impairment losses on initial application as held-for-sale and subsequent gains and losses on remeasurement are recognised in profit or loss.
Once classified as held-for-sale, intangible assets and property, plant and equipment, are no longer amortised or depreciated, and any equity accounted investee is no longer equity accounted.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
1. ACCOUNTING POLICIES (continued)
EARNINGS OR LOSS PER SHARE
The group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings or loss per share is calculated based on the net profit or loss after tax for the year attributable to ordinary shareholders of the company, divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings or loss per share is presented when the inclusion of ordinary shares that may be issued in the future, which comprise share options granted to employees, has a dilutive effect on earnings or loss per share.
NEW ACCOUNTING STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS NOT YET
ADOPTED
At the date of authorisation of these financial statements, the following relevant standards, amendments to standards and interpretations that may be applicable to the business of the entity were in issue but not yet effective and may therefore have an impact on future financial statements. These new standards, amendments to standards and interpretations have not been early adopted by the group and an estimate of the impact of the adoption thereof for the group is yet to be completed. The group expects to adopt the standards, amendments to standards and interpretations when they become effective, except IAS 1 Presentation of
Financial Statements which management is considering for early adoption for the year ending June 30, 2016.
Standard/interpretation
Effective date
IAS 1 Presentation of financial statements January 1, 2016
IFRS 15 Revenue from contracts with customers January 1, 2017
IFRS 9 Financial Instruments January 1, 2018
Each of these standards and interpretations is described briefly below:
IAS 1 – presentation of financial statements
Key clarifications included in this amendment includes the following:
·
There is an emphasis on materiality. Specific single disclosures that are not material do not have to be presented – even if they are a minimum requirement of a standard.
·
The order of notes to the financial statements is not prescribed. Instead, companies can choose their own order, and can also combine, for example, accounting policies with notes on related subjects.
·
It has been made explicit that companies:
-
Should disaggregate line items on the statement of financial position and in the statement of profit or loss and OCI if this provides helpful information to users; and
- Can aggregate line items on the statement of financial position if the line items specified by IAS 1 are immaterial.
·
Specific criteria are provided for presenting subtotals on the statement of financial position and in the statement of profit or loss and OCI, with additional reconciliation requirements for the statement of profit or loss and OCI.
·
The presentation in the statement of OCI of items of OCI arising from joint ventures and associates accounted for using the equity method follows IAS 1’s approach of splitting items that may be reclassified and that will never be reclassified to profit or loss.
IFRS 15 Revenue from contracts with customers
The standard contains a single model that applies to contracts with customers and requires recognising revenue at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognised.
IFRS 9 Financial Instruments (2010), IFRS 9 Financial Instruments (2009)
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
2. OPERATING SEGMENTS
The following summary describes the operations in the group’s reportable operating segment:
·
Ergo is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldfields. The operation comprises four plants. Ergo and Knights continue to operate as metallurgical plants but Crown and City Deep have been converted to pump/milling stations.
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
2015
Ergo
R’000
Corporate
office and
other
reconciling
items
R’000
Total
R’000
Financial performance
Revenue
2,105,298
-
2,105,298
Cash operating costs
(1,741,512)
-
(1,741,512)
Movement in gold in process
20,557
-
20,557
Operating profit
384,343
-
384,343
Finance income
808
13,599
14,407
Finance expense
(3,095)
(7,517)
(10,612)
Retrenchment costs
(2,794)
(4,356)
(7, 150)
Administration expenses and general costs
(3,466)
(66,106)
(69,572)
Income tax (1)
(1,067)
4,412
(3,345)
Working profit/(loss) before capital expenditure
374,729
(59,968)
314,761
Additions to property, plant and equipment
(113,233)
(102)
(113,335)
Additions to reimbursive right
(803)
-
(803)
Working profit/(loss) after capital expenditure
260,693
(60,070)
200,623
(1)
Income tax excludes deferred tax.
Reconciliation of profit/(loss)
Working profit/(loss) before capital expenditure
374,729
(59,968)
314,761
- Depreciation
(193,144)
(157)
(193,301)
- Movement in provision for environmental rehabilitation
15,840
4,603
20,443
- Impairments
(3,075)
(4,829)
(7,904)
- Fair value adjustment on available-for-sale investment reclassified to profit or loss
-
19,875
19,875
- Profit on disposal of equity accounted investment
-
5,882
5,882
- Growth in environmental rehabilitation trust funds and reimbursive rights
7,586
3,748
11,334
- Profit on disposal of property, plant and equipment
2,344
10,823
13,167
- Unwinding of provision for environmental rehabilitation
(37,306)
(1,685)
(38,991)
- Ongoing rehabilitation expenditure
(30,630)
(1,098)
(31,728)
- Net other operating costs
(961)
(12,437)
(13,398)
- Deferred tax
(31,717)
(227)
(31,944)
Profit/(loss) for the year
103,666
(35,470)
(68,196)
Statement of cash flows
Cash flows from operating activities
284,961
(1,348)
283,613
Cash flows from investing activities
(98,030)
(60,361)
(37,669)
Cash flows from financing activities
(416)
(130,085)
(130,501)
Reportable segment assets
Property, plant and equipment
1,676,172
Reportable segment liabilities
All liabilities excluding deferred tax
744,390
Geographical information and information about major customers
Due to regulatory authority, the group has only one major gold ore customer in South Africa, being the only geographical area in which it operates.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
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
(1,074)
(5,674)
(6,748)
Administration expenses and general costs
(3,236)
(74,884)
(78,120)
Income tax (1)
(439)
(5,982)
(6,421)
Working profit/(loss) before capital expenditure
255,976
(86,801)
169,175
Additions to property, plant and equipment
(158,548)
(45)
(158,593)
Additions to reimbursive right
-
(5,246)
(5,246)
Additions to unlisted investments
-
(7)
(7)
Working profit/(loss) after capital expenditure
97,428
(92,099)
5,329
(1)
Income tax excludes deferred tax.
Reconciliation of profit/(loss)
Working profit/(loss) before capital expenditure
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
(29,973)
(14)
(29,987)
- Share of losses of equity accounted investments
-
(313)
(313)
- Net other operating costs
(15,005)
(13,677)
(28,682)
- Deferred tax
(9,662)
(1,465)
(11,127)
Profit/(loss) for the year
82,740
(137,463)
(54,723)
Statement of cash flows
Cash flows from operating activities
211,270
(130,579)
80,691
Cash flows from investing activities
(171,727)
(51)
(171,778)
Cash flows from financing activities
-
(76,632)
(76,632)
Reportable segment assets
Property, plant and equipment
1,729,521
Reportable segment liabilities
All liabilities excluding deferred tax
637,098
Geographical information and information about major customers
Due to regulatory authority, the group has only one major gold ore customer in South Africa, being the only geographical area in which it operates.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
2. OPERATING SEGMENTS (continued)
2013
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
-
(565)
(565)
Administration expenses and general costs
(10,558)
(53,991)
(64,549)
Income tax (1)
(87)
(4,125)
(4,212)
Working profit/(loss) before capital expenditure
671,686
(24,580)
647,106
Additions to property, plant and equipment
(368,306)
(89)
(368,395)
Contributions to environmental obligation funds
(14,592)
(12,818)
(27,410)
Advance to equity accounted investments
-
(13,946)
(13,946)
Additions to unlisted investments
-
(26,864)
(26,864)
Working profit/(loss) after capital expenditure
288,788
(78,297)
210,491
(1)
Income tax excludes deferred tax.
Reconciliation of profit/(loss)
Working profit/(loss) before capital expenditure
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
(45,444)
-
(45,444)
- Share of losses of equity accounted investments
-
(50,135)
(50,135)
- Net other operating costs
(31,857)
(24,501)
(56,358)
- Deferred tax
(53,979)
(2,737)
(56,716)
Profit/(loss) for the year
284,056
(186,398)
97,658
Statement of cash flows
Cash flows from operating activities
543,234
(41,018)
502,216
Cash flows from investing activities
(388,424)
(40,959)
(429,383)
Cash flows from financing activities
-
5,697
5,697
Reportable segment assets
Property, plant and equipment
1,729,482
Reportable segment liabilities
All liabilities excluding deferred tax
682,034
Geographical information and information about major customers
Due to regulatory authority, the group has only one major gold ore customer in South Africa, being the only geographical area in which it operates.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
2015
2014
2013
R’000
R’000
R’000
3. REVENUE
Revenue consists of the following principal categories:
Gold revenue
2,103,046
1,807,145 2,073,340
By-product revenue
2,252
2,289 3,156
Total revenue
2,105,298
1,809,434 2,076,496
4. RESULTS FROM OPERATING ACTIVITIES
include the following:
Auditors' remuneration
(7,580)
(5,787)
(7,160)
Audit fees – current year
(6,539)
(5,787)
(6,702)
Under provision – prior year
(966)
-
-
Fees for other services
(75)
-
(458)
Management, technical, administrative and secretarial
service fees
(7,061)
(6,996)
(9,072)
Staff costs
Included in staff costs are:
(366,761)
(306,501)
(287,908)
Salaries and wages
(337,235)
(276,205)
(265,950)
Share-based payments
(1,753)
(3,341)
(4,515)
Retrenchment costs
(7,150)
(6,748)
(565)
Post-retirement and other employee benefits
(20,623)
(20,207)
(16,878)
Operating leases
(2,768)
(2,531)
(2,021)
Profit on disposal of property, plant and equipment
13,166
992
19,267
(Impairments)/reversal of impairments
(7,904)
(56,591)
(187,866)
Property, plant and equipment (a)
(3,075)
(12,377)
(61,043)
Non-current investments and other assets (b)
(3,614)
(46,914)
-
Available-for-sale financial assets reclassified from other comprehensive income
-
-
(101,261)
Investment in and loans to equity accounted investment (c)
-
2,700
-
Cash and cash equivalents
(1,215)
-
-
Rehabilitation trust fund (d)
-
-
(25,562)
Mining royalties
-
(16)
(30)
Learnership grant
21,428
8,813
1,893
Grants received from the Mining Qualifications Authority to
recover costs incurred by EBDA.
During the year ended June 30, 2015, the group recognised the following impairments:
(a) Property, plant and equipment (refer note 9):
R3.1 million (2014: R12.4 million and 2013: R61.0 million) in the Ergo operating segment. The R3.1 million impairment recorded in FY2015 relate to the Soweto cluster included under mine development costs which was assessed to be uneconomically viable to mine. The R12.4 million recorded in FY2014 relates to the exploration assets associated with phase 2 of the Uranium plant that is not considered to be economically viable given the current uranium prices. The R61 million recognised during FY2013 was due to the reassessment of the viability of these assets and projects (R40 million for surface dumps, R12.4 million for plant and equipment and R8.6 million against shaft and infrastructure).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
4. RESULTS FROM OPERATING ACTIVITIES
include the following: (continued)
(b) Non-current investments and other assets (refer note 10):
Listed shares:
R3.6 million (2014: R6.7 million) due to the fair value of these shares having remained significantly lower than its original cost price for a pro-longed period. These include:
– Village Main Reef Limited: R2.3 million (2014: R5.3 million); and
– West Wits Mining Limited: R1.3 million (2014: R1.4 million).
Unlisted investments:
Following the adoption of a new Enterprise Resource Planning (ERP) system in 2013, Rand Refinery Proprietary Limited (“Rand
Refinery”) experienced implementation difficulties which led to an imbalance between physical gold and silver on hand and what Rand Refinery owed its depositors and bullion bankers per the metallurgical trial balance. Rand Refinery’s investigations to determine the root cause of the imbalance are still ongoing.
As a precautionary measure following the challenges experienced by the implementation of the software system, Rand Refinery’s major shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion. The facility is convertible to equity after a period of two years. DRDGOLD declined the option to provide funding on a pro-rata basis with other major shareholders which may result in its shareholding being diluted, if the funding provided by the other shareholders are converted into equity. During late calendar 2014, Rand Refinery drew down R1.02 billion on the shareholders’ loan.
During the year ended June 30, 2014, the accumulated revaluations recognised in Other Comprehensive Income was derecognised and the initial cost of the investment was impaired in profit or loss due to the imbalance identified.
(c) Equity accounted investments (refer note 12):
During the year ended June 30, 2014, the group recorded a reversal of an impairment of R2.7 million against the investment in
West Wits SA Proprietary Limited due to the disposal of the shares for an interest in West Wits Mining Limited, at an amount in excess of the original acquisition cost.
(d) Rehabilitation trust fund
During FY2013 the group derecognised the DRDGOLD rehabilitation trust fund of R25.6 million due to the relinquishment of the fund to the buyer of the relating mining rights over the Durban Roodepoort Deep mine area.
2015
2014
2013
R’000
R’000
R’000
5. FINANCE INCOME
Dividends received
-
-
32,470
Interest received
14,406
15,740
24,027
Growth in environmental rehabilitation trust funds (refer note 10 and 15)
5,562
4,618
5,590
Growth in reimbursive right (refer note 10)
5,772
5,071
3,905
Fair value adjustment on available-for-sale investment reclassified to profit or loss
19,875
-
-
Profit on disposal of equity accounted investment (refer note 12.1)
5,882
2,546
-
Realised foreign exchange gains
-
5
-
51,497
27,980
65,992
6. FINANCE EXPENSES
Interest paid on loans and bank overdrafts
(10,612)
(17,810)
(19,384)
Unwinding of provision for environmental rehabilitation (refer note 15 &17)
(38,991)
(38,019)
(33,537)
Borrowing costs capitalized (refer note 9)
-
3,534
10,946
(49,603)
(52,295)
(41,975)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
2015
2014
2013
R’000
R’000
R’000
7. INCOME TAX
Mining tax
(31,805)
(9,724)
(53,264)
Non-mining tax
3,206
(7,824)
(7,664)
(28,599)
(17,548)
(60,928)
Comprising:
South African
Current tax - current year
(1,067)
(6,755)
(4,187)
- prior year
4,412
334
(25)
Deferred tax - current year
(28,857)
(11,127)
(56,716)
- prior year
(3,087)
-
-
(28,599)
(17,548)
(60,928)
In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. The formula for determining the South African gold mining tax rate for the years ended June 30, 2015 and June 30, 2014 is: Y = 34 – 170/X where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage. Non-
mining income, which consists primarily of interest, is taxed at a standard rate of 28% (2014: 28% and 2013: 28%).
For deferred tax purposes, the group applies the expected average effective tax rate. The average effective tax rates for the respective operations are based on the group’s current estimate when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year.
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
for the year ended June 30, 2015
7. INCOME TAX (continued)
2015
2014
2013
R’000
R’000
R’000
Estimated unredeemed capital expenditure at year-end (available for deduction against future mining income)
1,469,638
1,672,506
1,629,438
Estimated gross capital losses at year end (available to reduce future capital gains)
1,452,383
1,392,642
1,394,339
Estimated assessed tax losses at year-end (available to reduce future taxable income)
165,357
137,803
86,107
Estimated tax losses and unredeemed capital expenditure carried forward
3,087,378
3,202,951
3,109,884
Tax reconciliation
Major items causing the group's income tax provision to differ from the statutory rate were:
Tax on net (profit)/loss before tax at South African corporate tax rate of 28%
(27,103)
10,409
(44,404)
Rate adjustment to reflect the actual realized company tax rates
8,580
5,105
27,101
Deferred tax rate adjustment
(10,028)
(4,947)
(9,354)
Non-deductible expenditure (a)
(3,726)
(22,012)
(46,323)
Exempt income and other non-taxable income (b)
8,423
1,276
16,006
Overprovided in prior periods
1,326
-
(25)
Tax incentives
3,126
725
1,291
Other temporary differences
1,789
475
2,874
Current year losses for which no deferred tax was recognized
(10,986)
(8,579)
(13,070)
Other
-
-
4,976
Income tax charge
(28,599)
(17,548)
(60,928)
(a) The group’s non-deductible expenditure for the year ended June 30, 2015 includes R4.8 million related to impairments of available-for-sale investments and other assets (2014: R46.9 million relating to the impairment of available-for-sale financial assets (refer to note 4) and share of losses of equity accounted investments of R0.3 million and 2013: R101.3 million relating to the impairment of available-for-sale financial assets (refer to note 4) and share of losses of equity accounted investments of R50.1 million).
(b) Included in the group’s exempt income and other non-taxable income for the year ended June 30, 2015 are:
–
R19.8 million relating to the fair value adjustment on available-for-sale investments reclassified to profit or loss;
and
– R5.9 million relating to the profit on disposal of equity accounted investment.
Included in the group’s exempt income and other non-taxable income for the year ended June 30, 2014 are:
–
R2.7 million relating to the reversal of the impairment of the investment in West Wits SA Proprietary Limited;
and
–
R0.8 million relating to the portion of the R2.5 million profit on disposal of the investment in West Wits SA
Proprietary Limited which is excluded for capital gains tax. The remaining portion has been included for capital gains tax and utilised capital losses that were previously unrecognised.
Included in the group’s exempt income for the year ended June 30, 2013 were R32.5 million relating to dividends from local companies.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
8. EARNINGS PER SHARE
Basic
The calculation of earnings per ordinary share is based on the following:
Basic earnings/(loss) attributable to equity owners of the parent
67,807
(45,808)
49,420
Diluted
Diluted basic earnings/(loss)
67,807
(45,808)
49,420
Number of
shares
Number of
shares
Number of
shares
Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares
Weighted average number of ordinary shares in issue
389,699,441
379,209,441
379,178,208
Number of staff options allocated
-
-
802,224
Diluted weighted average number of ordinary shares
389,699,441
379,209,441
379,980,432
Cents per
share
Cents per
share
Cents per
share
Basic earnings/(loss) per ordinary share (cents)
17
(12)
13
Diluted basic earnings/(loss) per ordinary share (cents)
17
(12)
13
At June 30, 2015, 0.8 million options (2014: 1.2 million and 2013: 0.7 million) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.
2015
2014
2013
R’000
R’000
R’000

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
2015
2014
R’000
R’000
9. PROPERTY, PLANT AND EQUIPMENT
Total
Cost
2,840,335
2,702,984
Opening balance
2,702,984
2,532,338
Additions
113,335
158,593
Borrowing costs capitalized
-
3,534
Disposals
(5,640)
(900)
Change in estimate of decommissioning asset
29,656
10,166
Transferred to non-current assets held-for-sale
-
(747)
Accumulated depreciation and impairment
(1,141,561)
(947,481)
Opening balance
(947,481)
(776,005)
Depreciation
(193,301)
(159,999)
Impairment (refer note 4)
(3,075)
(12,377)
Disposals
2,296
900
Carrying value
1,698,774
1,755,503
Mine property and development
Cost
1,321,607
1,325,761
Opening balance
1,325,761
1,266,171
Additions
6,628
-
Disposals
(3,326)
(900)
Change in estimate of decommissioning asset
(7,456)
-
Transferred from exploration assets
-
61,237
Transferred to non-current assets held-for-sale
-
(747)
Accumulated depreciation and impairment
(624,645)
(525,451)
Opening balance
(525,451)
(427,617)
Depreciation
(99,194)
(98,734)
Disposals
-
900
Carrying value
696,962
800,310
Mine plant facilities (a,b)
Cost
1,420,930
1,276,207
Opening balance
1,276,207
1,093,574
Additions
103,734
154,582
Borrowing costs capitalized (c)
-
3,534
Disposals
(2,250)
-
Change in estimate of decommissioning asset
43,125
10,166
Transferred from exploration assets
-
14,351
Accumulated depreciation and impairment
(481,711)
(390,515)
Opening balance
(390,515)
(332,963)
Depreciation
(90,371)
(57,552)
Impairment
(3,075)
-
Disposals
2,250
-
Carrying value
938,888
885,692

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
2015
2014
R’000
R’000
9. PROPERTY, PLANT AND EQUIPMENT (continued)
Equipment and vehicles
Cost
26,988
24,079
Opening balance
24,079
20,068
Additions
2,973
4,011
Disposals
(64)
-
Accumulated depreciation and impairment
(22,828)
(19,138)
Opening balance
(19,138)
(15,425)
Depreciation
(3,736)
(3,713)
Disposals
46
-
Carrying value
4,160
4,941
Exploration assets (d)
Cost
70,924
76,937
Opening balance
76,937
152,525
Change in estimate of decommissioning asset
(6,013)
-
Transferred to mine properties and development and mine plant facilities
-
(75,588)
Accumulated depreciation and impairment losses
(12,377)
(12,377)
Opening balance
(12,377)
-
Impairment
-
(12,377)
Carrying value
58,547
64,560
(a) Flotation and fine-grind (“FFG”) circuit
The FFG was commissioned in late December 2013 at a cost of R389 million. Depreciation amounting to R10.8 million was recognised from this date up to March 2014 resulting in a carrying amount of R378.2 million at this date.
Production was suspended temporarily on April 2, 2014 due to a drop in gold recovery subsequent to the commissioning of the FFG. This was done to restore the established Low Grade Section to steady state in order to isolate the cause(s) of the erratic metallurgical performance. A number of small engineering upgrades were made during this “time-out”.
A depreciation charge of nil was recognised from this date up to August 31, 2014 based on zero units being produced
(mine plant facilities are depreciated on a units-of-production basis (refer note 1)).
The initial estimate of the remaining useful life of the plant (based on a units-of-production basis) has therefore decreased by the amount of lost production during the temporary suspension. The carrying amount of the FFG circuit will be depreciated over the remaining units-of-production when production recommences.
(b) Plant facilities acquired under finance lease
Mine plant facilities include power generation equipment with a carrying value of R22.6 million at June 30, 2015 that was acquired during the year ended June 30, 2015 by way of a finance lease (refer note 21).
(c) Borrowing costs
Borrowing costs are capitalised to qualifying assets at the rate applicable to the specific financing obtained (refer note
20).
(d) Exploration assets
At June 30, 2014, the exploration assets relate to the tailings complex that historically formed part of phase two of the
Ergo project which is currently planned to be utilised in surface gold retreatment. Property and plant associated with
Phase 2 of the Ergo project that has been utilised in the construction of the FFG has been transferred to mine development costs and mine plant facilities. The remaining assets that relate to Ergo Phase 2 were impaired.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
2015
2014
R’000
R’000
10. NON-CURRENT INVESTMENTS AND OTHER ASSETS
Listed investments (a)
3,226
34,097
Opening balance
34,097
34,071
Additions
-
5,246
Disposals
(46,375)
-
Impairment (refer note 4)
(3,614)
(6,734)
Fair value adjustment
19,118
1,514
Unlisted investments
159
171
Opening balance
171
93,484
Disposals
(12)
-
Additions
-
7
Impairment (refer note 4)
-
(40,180)
Fair value adjustment
-
(53,140)
Loan to DRDSA Empowerment Trust (b)
2,496
2,592
Reimbursive right for environmental rehabilitation guarantees (c)
100,284
93,709
Opening balance
93,709
88,638
Contributions
803
-
Growth (refer note 5)
5,772
5,071
Investments in environmental rehabilitation trust funds (d)
87,917
82,848
Opening balance
82,848
86,356
Transferred to non-current assets held-for-sale (refer note 15)
-
(8,126)
Growth (refer note 5)
5,069
4,618
Total non-current investments and other assets
194,082
213,417
(a)   On February 11, 2012, DRDGOLD, Village Main Reef Limited (“VMR”) and Business Venture Investments No 1557
Proprietary Limited (a wholly owned subsidiary of VMR), entered into a sale of shares and claims agreement, for the disposal of DRDGOLD’s entire interest in and claims against Blyvooruitzicht Gold Mining Company Proprietary
Limited (Blyvoor) for R1 and 85 714 286 new ordinary shares of VMR.
The Agreement consist of two parts. Part A was completed on 1 June 2012 (date of disposal; which is the date control passed to VMR). The effective date used for recordal of the disposal was 31 May 2012 – for accounting purposes, the end of the financial month. Part B has certain conditions precedent which can be waived in full by VMR. These include the successful conversion of Blyvoor’s old order mining right to a new order mining right under the Mineral and
Petroleum Resources Development Act (Act No. 28 of 2002), and obtaining the consent of the Department of Minerals and Resources for the sale.
The first of the Part B conditions precedent being the notarial execution and registration of the new order mining rights after Blyvoor successfully applied for the conversion of the rights, became due during the year ended June 30, 2014.
While the fulfilment of this last condition precedent is in dispute, the parties entered into a settlement agreement by which to leave the factual dispute unresolved, not to pursue arbitration and to settle the escrow shares and dividends equally between the parties.
During the year ended June 30, 2015 all the VMR shares held were sold to Heaven-Sent Capital Management Group
Company Limited as part of their offer to acquire the entire issued share capital of VMR for a cash consideration of
R12.25 per VMR share. Fair value adjustments amounting to R19.9 million were reclassified to profit or loss on disposal.
(b)  The terms and conditions of the loans to the DRDSA Empowerment Trust are linked to the payments of dividends from
Ergo Mining Operations Proprietary Limited to the trust up to the completion of the flip-up (refer note 16.2) and thereafter the payment of dividends from DRDGOLD to the trust.
(c)   Cell Captive cell # 170, to which DRDGOLD is a shareholder (refer to unlisted investments), holds funds that may only be applied towards the settlement of DRDGOLD group’s environmental rehabilitation obligations under financial guarantees issued by Guardrisk Insurance Company Limited to the DMR (refer note 17).
(d)   The monies in the environmental rehabilitation trust funds are held in the Crown Rehabilitation Trust and are invested primarily in low-risk interest-bearing debt securities and may only be used for environmental rehabilitation purposes
(refer note 17).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
10. NON-CURRENT INVESTMENTS AND OTHER ASSETS (continued)
Fair
Carrying
Carrying
Number
value
value
value
of
2015
2015
2014
% Held
shares
R'000
R'000
R'000
Listed investments consist of:
Village Main Reef Limited - - - - 30,286
West Wits Mining Limited 12.07 38,250,000 3,226 3,226 3,811
3,226 3,226 34,097
Unlisted investments consist of:
Rand Mutual Assurance Company Limited † 1 - - -
Rand Refinery Proprietary Limited (refer note 4) 11 44,438 - - -
Guardrisk Insurance Company Limited (Cell Captive
#170)*
† 20 100 100 100
Chamber of Mines Building Company Proprietary
Limited
3 30,160 59 59 71
159 159 171
† Represents a less than 1% shareholding.
* Class A 170 shares are held in Guardrisk Insurance Company Limited that entitles the holder to 100% of the residual net equity of the cell captive 170 after settlement of the reimbursive right

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
11. INVESTMENT IN SUBSIDIARIES
The following information relates to the group’s financial interest in its subsidiaries at June 30:
SHARES AT
COST
LESS
IMPAIRMENT
2
R’000
INDEBTEDNESS
2014
R’000
IMPAIRMENT
2014
R’000
NUMBER OF
SHARES
2
% HELD
2
INDEBTED-
NESS
2015
R’000
IMPAIR-
MENT
2015
R’000
Subsidiaries directly held
Ergo Mining Operations Proprietary
Limited
1,3,5
1,000,000 100 210,488 544,279 - 649,498 -
Argonaut Financial Services
Proprietary Limited
100 100 - (1,055) - (1,055) -
Crown Consolidated Gold Recoveries
Limited
51,300,000 100 - (245,316) - (245,316) -
Hartebeestfontein Gold Mining
Company Limited
1 100 - - - - -
Rand Leases (Vogelstruisfontein) Gold
Mining Company Limited
118,505,000 100 - (42,092) - (42,092) -
Roodepoort Gold Mine Proprietary
Limited
1 100 - - - - -
West Witwatersrand Gold Holdings
Limited
99,000,000 100 - (22,996) - (22,996) -
Total
210,488
232,820
-
338,039
-
Subsidiaries not directly held
Ergo Mining Proprietary Limited
45
- - - 599,335 - 599,213 -
West Witwatersrand Gold Mines
Limited
- - - 143,920 (143,920) 143,920 (143,920)
Total
-
743,255
(143,920)
743,133
(143,920)
Total
210,488
976,075
(143,920)
1,081,172
(143,920)
1
During the year ended June 30, 2015, DRDGOLD acquired the 26% shareholding in Ergo Mining Operations Proprietary Limited (“EMO”) that was not held at June 30, 2014 for 45.5 million shares in DRDGOLD at a fair value of R96.5 million plus R0.9 million cash
2
As at June 30, 2015 and June 30, 2014 respectively unless stated otherwise
3
Ergo Mining Operations Proprietary Limited holds the following interests in other entities: 100% of East Rand Proprietary Mines Limited (“ERPM”), 100% of
Crown Gold Recoveries Proprietary Limited (“Crown”) and 100% of Ergo Mining Proprietary Limited (“Ergo”). EMO does not hold any ownership interest in the Crown Rehabilitation Trust or the Ergo Business Development Academy NPC (“EBDA”), but controls these entities by way of the terms of the constituting documents that grant the EMO group the ability to direct its relevant activities, as well as the group receiving substantially all of the benefits that are generated through their operation.

4
Repayments per the loan agreements are based on free cash flows on a quarterly basis. However, DRDGOLD reserves the right to call for payment of the loan at any time.
5
The company considers the provision of financial support to, and the subordination of the amounts owing to it by its subsidiaries annually based on the liquidity requirements of the company and the respective subsidiaries. The company has subordinated its claim against these subsidiaries in favour of all other creditors and in terms of this subordination agreements, DRDGOLD will not call for repayment of the loans:
– within 367 days from 1 October 2014; or
– until all other liabilities are paid; or
– the total assets of the lender, fairly valued, exceeds its total liabilities.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
2015
2014
R’000
R’000
12. EQUITY ACCOUNTED INVESTMENTS
12.1 JOINT VENTURES
Chizim Gold (Pvt) Limited (Chizim Gold) - Zimbabwe
During the year ended June 30, 2015, DRDGOLD disposed of its Chizim Gold shares and loan account for US$1. The foreign exchange translation reserve amounting to R5.9 million was reclassified to profit or loss on the disposal.
Percentage held
0%
49%
Investment in joint venture
Opening balance
-
313
Cost
50,448
50,448
Accumulated equity accounted losses
(50,448)
(50,135)
Share of losses of equity accounted investments (a)
-
(313)
Disposed at carrying value
-
-
Closing balance
-
-
Cost
-
50,448
Accumulated equity accounted losses
-
(50,448)
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
12.2 ASSOCIATES
West Wits SA Proprietary Limited
Percentage held
- -
During the year ended June 30, 2014, DRDGOLD exercised its option under the agreement with various capital vendors dated November 7, 2007 to convert its 28.33% investment in West
Wits SA Proprietary Limited into shares in West Wits Mining Limited.
DRDGOLD therefore reversed the R2.7 million impairment (refer note 4), derecognised the investment West Wits SA Proprietary Limited, and recognised a profit on the disposal of an equity accounted investment of R2.5 million (refer note 5), and recognised 38 250 000 shares with a fair value of R5.2 million in West Wits Mining Limited (refer note 10).
Investment in associate
Opening balance
-
-
Cost
-
2,700
Accumulated equity accounted losses/impairment
-
(2,700)
Reversal of impairment
-
2,700
Disposed at carrying value
-
(2,700)
Closing balance
-
-
Carrying value of equity accounted investments
-
-

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
2015
2014
R’000
R’000
13. INVENTORIES
Gold in process
60,655
43,033
Consumable stores
90,689
88,541
Finished stock - bullion
17,485
15,615
Total inventories
168,729
147,189
Inventory includes gold in process carried at net realisable value amounting to R5.3 million (2014: R2.4 million) and finished stock – bullion amounting to R15 million (2014: R1.9 million) after a R1.8 million write down to net realisable value (2014:
R0.8 million).
14. TRADE AND OTHER RECEIVABLES
Trade receivables (gold)
43,002
25,630
Value added tax
22,892
20,609
Prepayments
3,589
3,088
Receivables from related parties
2,804
2,992
Interest receivable
1,545
1,027
Other receivables (a)
25,906
53,158
Allowance for impairment
(6,465)
(6,981)
93,273
99,523
(a)
Included in other receivables are receivables relating to property sales amounting to nil (2014: R19.9 million).
15. ASSETS AND LIABILITIES HELD FOR SALE
Assets held-for-sale
Property, plant and equipment
747
747
Non-current investments and other assets
8,619
8,126
Opening balance
8,126
-
Growth (refer note 5)
493
-
Transferred from non-current investments and other assets
-
8,126
9,366
8,873
Liabilities held-for-sale
Provision for environmental rehabilitation
17,612
20,530
Opening balance
20,530
-
Unwinding of provision (refer note 6)
1,685
-
Benefit to profit or loss
(4,603)
-
Transferred from provision for environmental rehabilitation
-
20,530
17,612
20,530
In line with the group’s strategy to exit underground mining operations, management committed to a plan to sell certain of the underground mining and prospecting rights held by ERPM including the related liabilities during the last quarter of the financial year ended June 30, 2014. These assets and liabilities have been presented as a disposal group held-for-sale from this date due to a sale being expected within 12 months.
While significant progress has been made in the fulfillment of the regulatory approvals required for the completion of this transaction since June 30, 2014, not all of the required approvals have been obtained at June 30, 2015 as a result of circumstances beyond the entity’s control.
Management has taken timely action and remains confident that the outstanding regulatory approvals will be obtained in due course.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
2015
2014
2013
R’000
R’000
R’000
16. EQUITY
16.1 EQUITY OF THE OWNERS OF THE PARENT
Details of equity of the owners of the parent are provided in the statement of changes in equity
Authorized share capital
600,000,000 (2014 and 2013: 600,000,000) ordinary shares of no par value
5,000,000 (2014 and 2013: 5,000,000) cumulative preference shares of 10 cents each
500
500
500
Issued share capital
430,883,767 (2014 and 2013: 385,383,767) ordinary shares of no par value (a)
4,225,071 4,132,627
4,133,687
6,155,559 (2014: 6,155,559; 2013: 6,205,559) treasury shares held within the group
(44,153)
(44,153)
(44,400)
5,000,000 (2014 and 2013: 5,000,000) cumulative preference shares of 10 cents each (b)
500
500
500
4,181,418  4,088,9747    4,089,787
Revaluation and other reserves
Foreign exchange translation reserve (c)
-
5,882
5,882
Asset revaluation reserve (d)
135,830
136,587
186,459
Share-based payments reserve (e)
-
30,387
32,601
135,830
172,856
224,942
Dividends (f)
The following dividends were declared and paid:
2 cents per qualifying ordinary share (2014: 14 cents and 2013: 24.0 cents)
(7,585)
(53,085)
(91,004)
(a)   Share capital
Unissued shares
In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next general meeting.
(b)   Cumulative preference shares
The terms of issue of the cumulative preference shares were that they carried the right, in priority to the company’s ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of Argonaut’s mineral rights acquired from Randgold and Exploration Company Limited in September 1997.
The Department of Mineral Resources (“DMR”) granted DRDGOLD a prospecting right over an area which was too small to mine. When an application for a greater area was lodged, the DMR stated that as the additional area was in an urban location, the application for a prospecting right could not be granted.
(c)   Foreign exchange translation reserve
This represents the cumulative translation effect arising on the translation of the financial statements of the company’s foreign operations and was derecognised on the disposal of the foreign operations during the year ended June 30, 2015.
(d)   Asset revaluation reserve
On the acquisition of ErgoGold in the year ended June 30, 2009, an amount of R133.3 million was taken to the asset revaluation reserve. This amount represented the increase in the fair value of ErgoGold’s net assets after the acquisition of the group’s initial interest, which is attributable to that initial interest.
The fair value adjustment on available-for-sale investments at June 30, 2015 relate to the investment in West Wits
Mining Limited amounting to R0.8 million (2014: Village Main Reef Limited amounting to R1.5 million and 2013:
Village Main Reef Limited amounted to R117.2 million loss. The cumulative fair value adjustment was reclassified as an impairment through profit or loss amounting to R101.3 million).
(e)   Share-based payments reserve
During the year ended June 30, 2014, the company completed a buy-out of all the vested share options offered during the year ended June 30, 2013. The buy-out amounted to R2.7 million. The share option reserve was transferred to retained earnings upon the last of the outstanding options vesting during FY2015.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
16. EQUITY (continued)
16.1 EQUITY OF THE OWNERS OF THE PARENT (continued)
(f)   Dividends
After June 30, 2015, a dividend of 10 cents per qualifying share (R43.1 million) was approved by the directors as a final dividend for 2015. The dividend has not been provided for and does not have any tax impact on the company. Dividend tax is levied at 15% (2014: 15%) (certain exemptions apply) and will be withheld from the dividend depending on the classification of the beneficial owner of the relevant share.
16.2 NON CONTROLLING INTEREST ("NCI")
All the suspensive conditions for DRDGOLD’s acquisition of the 20% and 6% interest in the issued share capital of EMO held by Khumo Gold SPV Proprietary Limited and the DRDSA Empowerment Trust respectively, EMO’s broad based empowerment shareholders, were fulfilled on March 26, 2015. As a result, DRDGOLD acquired the remaining 26% of EMO at the end of the third quarter of the year ended June 30, 2015, making it a wholly-owned subsidiary of DRDGOLD with no remaining NCI in the group subsequent to this date (refer to note 11).
The following table summarises the information relating to each of the group’s subsidiaries that has material NCI, before any intra-group eliminations:
2015
2014
EMO
Intra-group
eliminations
Total
EMO
Intra-group
eliminations
Total
and
and
consolidation
consolidation
entries
entries
R’000
R’000
R’000
R’000
R’000
R’000
NCI percentage
0%
26%
Non-current assets
-
1,940,218
Current assets
-
263,818
Non-current liabilities
-
575,498
Current liabilities
-
1,012,419
Net assets
-
616,119
Carrying amount of NCI
-
-
-
160,191 71,949 232,140
Year ended June 30, 2015 up to the date
of derecognition
Revenue
1,545,046
1,809,434
Profit/(loss) for the period
1,495
(34,290)
OCI
-
(6,745)
Total comprehensive income
1,495
(41,035)
(Loss)/profit allocated to NCI
389
-
389
(8,915)
-
(8,915)
OCI allocated to NCI
-
-
-
(1,754)
-
(1,754)
NCI derecognised
-
-
(232,529)
-
-
-
Cash flows from operating activities
65,726
132,970
Cash flows from investing activities
(48,805)
(168,118)
Cash flows from financing activities
-
(17,006)
Net increase/(decrease) in cash and cash
equivalents
16,921
(52,154)
Dividends paid
–
–

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
2015
2014
R’000
R’000
17. PROVISION FOR ENVIRONMENTAL REHABILITATION
Opening balance
451,203
524,323
Increase in provision (a)
29,656
10,166
Unwinding of provision
37,306
38,019
Environmental rehabilitation payments
(9,034)
(14,170)
Benefit to profit or loss (b)
(15,840)
(86,605)
Transferred to non-current liabilities held-for-sale
-
(20,530)
Closing balance
493,291
451,203
The group intends to fund the ultimate rehabilitation costs from the money invested in environmental rehabilitation trust funds, the Guardrisk Cell Captive and, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-
up.
At June 30, 2015, the group held funds in rehabilitation trust funds amounting to R87.9 million (2014: R82.8 million) and in the
Guardrisk Cell Captive amounting to R100.3 million (2014: R93.7 million). In addition, Guardrisk Insurance Company Limited issued environmental guarantees to the DMR amounting to R404 million (2014: R305.7 million). These guarantees are funded by the funds held in the Guardrisk Cell Captive.
The rehabilitation is expected to occur progressively towards the end-of-life of the respective dumps mined.
(a)   Increase in provision
The increase in provision resulted from an increase in the estimated cost of decommissioning as follows:
2015: The R29.7 million increase in provision is mostly attributable to the increase in the capacity of the Brakpan deposition site that was debited to property, plant and equipment (refer note 9).
(b)   Benefit to profit or loss
The benefit recognised to profit or loss resulted from a decrease in the estimated cost of restoration as follows:
2015: The R15.8 million benefit is mostly attributable to a decrease in the oversized material that management expects to rehabilitate.
2014: The R86.6 million benefit was based on the implementation of a different technique to vegetate the Crown complex as well as the increased use of “grey water” in rehabilitation. An updated survey and work performed during the year resulted in a decrease of the area to be vegetated.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS
2015
2014
R’000
R’000
Non-current post-retirement and other employee benefits
Liability for post-retirement medical benefits (a)
7,563
6,657
Liability for long term employee incentive scheme (b)
1,679
2,618
9,242
9,275
Current post-retirement and other employee benefits
Liability for long term employee incentive scheme (b)
2,557
1,958
2,557
1,958
Contribution funds
The group participates in a number of multi-employer, industry-based retirement plans. All plans are governed by the Pension
Funds Act, 1956. The group pays fixed contributions to external institutions and has no legal or constructive obligation to pay further amounts.
Amounts recognized in profit or loss are as follows:
Contribution payments
(19,952)
(19,611)
(a) Post-retirement medical benefits
A provision for post-retirement medical benefits has been raised, based on the latest calculations using a projected unit credit method, of independent actuaries performed as at June 30, 2015. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded.
Amounts recognized in the statement of financial position are as follows:
Opening balance
6,657
6,322
Current service cost
101
84
Actuarial loss
539
-
Benefits paid
(304)
(261)
Interest costs
570
512
Closing balance
7,563
6,657
Amounts recognized in profit or loss are as follows:
Current service cost and interest
(101)
(84)
Interest costs
(570)
(512)
(671)
(596)
Amounts recognized in profit or loss are as follows:
Actuarial loss
(539)
-
(539)
-
Principal actuarial assumptions at June 30, are:
Health care cost inflation
7.37%
7.8%
Discount rate
8.16%
8.8%
Real discount rate
0.74%
0.9%
Normal retirement age
60
60
Expected average retirement age
63.3
60.3
Spouse age gap
3 years
3 years
Continuation at retirement
100%
100%
Proportion married at retirement
100%
85%
There are currently no long-term assets set aside in respect of post-retirement medical benefit liabilities.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
(b)
Liability for long term employee incentive scheme
2015
2014
R’000
R’000
Opening balance
4,576
3,349
Increase in liability
1,577
2,821
Benefits paid
(1,917)
(1,594)
Total liability of employee incentive scheme
4,236
4,576
Short term portion of employee incentive scheme
(2,557)
(1,958)
Long term portion of employee incentive scheme
1,679
2,618
DRDGOLD Phantom Share Scheme
i) Details of the DRDGOLD phantom share scheme
The company operates the DRDGOLD Phantom Share Scheme, (the Phantom Share Scheme), as an incentive tool for its executive directors and senior employees whose skills and experience are recognised as being essential to the company’s performance. The
Phantom Share Scheme was introduced during the year ended June 30, 2013 and is classified as cash settled. In terms of the
Phantom Share Scheme rules, 50% of the phantom share granted will be valued based on the group meeting certain pre-determined performance criteria and the remaining 50% to defined retention periods of which the maximum incentive pay-out per annum to any single employee may not exceed 75% of that employee’s gross remuneration package. The participants in the scheme are fully taxed at their marginal tax rate on any gains realised on the exercise of their options.
The phantom share granted has a zero base value, however, the number of options granted is determined by price in respect of each share which is the subject of the option, the volume weighted average price of a share on the JSE for the seven days on which the
JSE is open for trading, preceding the day on which the employee is granted the option. The allocation date will be the date when the directors approve allocation of share options. Each option remains in force until date of vesting, subject to the terms of the option plan. Options granted under the Phantom Share Scheme vest primarily according to the following schedule over a maximum of a three year period:
Percentage vested in each period grant:
Period after the original date of grant of the
option:
Performance criteria Retention criteria
33.3% 0% one year
33.3% 50% two years
33.3% 50% three years

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Phantom share scheme (continued)
ii) Share option activity: DRDGOLD Phantom Share Scheme
Analysis of phantom share options:
Year granted
Years
Vested
Unvested
to expiry
June 30, 2015
June 30, 2016
June 30, 2017
June 30, 2018
Total
2013 1 - 763,631 - - 763,631
2014 1 – 2 - 646,222 535,284 - 1,181,506
2015 1 – 3 - 435,870 1,072,328 1,072,315 2,580,513
Total
-
1,845,723
1,607,612
1,072,315
4,525,650
iii) The fair value of the DRDGOLD phantom shares are determined using the Black - Scholes option valuation model
2015
2014
Significant inputs into the model were:
Vesting periods (years) (all grants)
1-3
1-3
Market price at date of grant (rand per share)
2012 grant
6.08
6.08
2013 grant
5.10
5.10
2014 grant
3.04
-
Volume weighted average price at date of grant (rand per share)
2012 grant
6.20
6.20
2013 grant
4.98
4.98
2014 grant
3.27
-
Average risk-free rate
2012 grant
6.5%
6.3%
2013 grant
6.7%
6.7%
2014 grant
7.0%
-
Average volatility
(1)
2012 grant
5.2%
17.5%
2013 grant
13.4%
21.9%
2014 grant
24.2%
-
Volume weighted average price at financial year end (Rand per share)
2.31
3.16
iv) The minimum performance criteria of the phantom share options determined against the group performance (all grants)
Headline earnings per share (Rand)
0.08
0.25
Return on equity
15%
15%
Free cash flow
10%
10%
Share price performance:
Outperform JSE Gold index
(1)
The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years.
Reconciliation of outstanding shares
Number of
shares
Average price
per share R
Balance at June 30, 2013
3,019,549
3.90
Granted 1,964,033 1.18
Exercised (477,480) 3.27
Forfeited/lapsed (800,000) 3.27
Balance at June 30, 2014
3,706,102
2.64
Granted 2,615,207 1.31
Exercised (1,292,833) 1.48
Forfeited/lapsed (502,826) 2.70
Balance at June 30, 2015
4,525,650
1.89

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Share option scheme
i) Details of the DRDGOLD (1996) share scheme
During FY2013, the company introduced a new incentive tool called the DRDGOLD Phantom Share Scheme which will replace the DRDGOLD (1996) Share Scheme and no new share options will be granted under the replaced scheme.
During the year ended June 30, 2014, the company made an offer to buy-out only the share options that have vested at the date of the offer. This offer was made at fair value based on the Black-Scholes option valuation model amounting to R2.7 million and was accepted by all the participants.
The rules of the DRDGOLD (1996) share scheme do not grant employees the choice of settlement of their vested share options in cash or equity instruments. Communications with the participants regarding the buy-out were unambiguous in stating that no further offer to buy out share options, whether vested or unvested, were promised in the future. No intention currently exists to make any further offers to buy out any share options, whether vested or unvested. As a result, no constructive obligation for further buy-outs of share options exists for which the recognition of a liability is required.
Any options not exercised within a period of five years from the grant date will expire.
ii) Share options activity DRDGOLD (1996) Share Scheme:
Outstanding
Average price per
Number of
share
shares
R
Balance at June 30, 2013
3,655,357
6.68
Exercised (1,836,761) 6.98
Forfeited/lapsed (580,568) 7.06
Balance at June 30, 2014
1,238,028
5.96
Forfeited/lapsed (470,678) 7.81
Balance at June 30, 2015
767,350
5.12
All options outstanding at June 30, 2015 have vested, have a strike price of R5.12 and expire on October 31, 2015.
2015
2014
iii) The fair value of the options of the DRDGOLD (1996) share scheme are determined using the Black - Scholes option valuation model.
Significant inputs into the model were:
Market price at date of grant (rand per share)
October 18, 2010 option grant
(1)
-
3.66
November 2, 2011 option grant
5.26
5.26
Vesting periods (years)
October 18, 2010 option grant
(1)
-
3
November 2, 2011 option grant
3
3
Option strike price (rand per share)
October 18, 2010 option grant
(1)
-
3.69
November 2, 2011 option grant
5.12
5.12
Risk-free rate
October 18, 2010 option grant
(1)
-
6.74%
November 2, 2011 option grant
6.75%
6.75%
Volatility
(2)
October 18, 2010 option grant
(1)
-
31%
November 2, 2011 option grant
34%
34%
(1)
All options under this grant have vested and were exercised as part of the share option buy-out completed during the year ended June 30, 2014.
(2)
The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years before grant date.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
19. DEFERRED TAX
2015
2014
R’000
R’000
Balances arose from the following temporary differences:
Deferred tax asset
Property, plant and equipment
19
(4)
Provisions, including rehabilitation provision
1,179
1,428
1,198
1,424
Deferred tax liability
Property, plant and equipment
(234,709)
(186,770)
Provisions, including rehabilitation provision
82,661
69,389
Other temporary differences (a)
4,247
1,297
(147,801)
(116,084)
Net deferred mining and income tax liability
(146,603)
(114,660)
Reconciliation between deferred taxation opening and closing balances
Opening balance
(114,660)
(103,533)
Recognised in profit or loss
(31,943)
(11,127)
Property, plant and equipment
(47,916)
(937)
Provisions, including rehabilitation provision
13,023
(7,778)
Other temporary differences
2,950
(2,412)
Closing balance
(146,603)
(114,660)
(a) Includes the temporary differences on the finance lease obligation
The group provides for deferred tax at the rates which are expected to apply for temporary differences. The group uses the expected average effective tax rates, resulting from the mining tax formula for mining income based on forecasts per individual entity.
Deferred tax assets have not been recognised in respect of tax losses of R46.3 million (2014: R38.6 million), unredeemed capital expenditure of R275.6 million (2014: R292.0 million) and capital losses of R271.1 million (2014: R260.0 million).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
20. LOANS AND BORROWINGS
2015
2014
R’000
R’000
Unsecured
Domestic Medium Term Note Programme
23,096
148,695
23,096
148,695
Less: payable within one year included under current liabilities
(23,096)
(73,195)
-
75,500
Effective interest rates:
Domestic Medium Term Note Programme
10.8%-11.1%
8.9%-10.6%
During June 2012, the group entered into a Domestic Medium Term Note Programme (“DMTN Programme”) with ABSA
Capital, a division of ABSA Bank Limited, under which DRDGOLD may from time to time issue notes and R165 million was raised in total during July 2012 and September 2012. The different notes issued mature 12 (R20.0 million), 24 (R69.5 million)
and 36 (R75.5 million) months from the date of issue and bear interest at the three-month Johannesburg Inter-bank Acceptance
Rate (“JIBAR”) plus a margin ranging from 4% to 5% a year.
The DMTN Programme is unsecured but does have certain covenants attached to it regarding acquiring additional indebtedness, significant disposal of assets and in the form of a guarantor coverage threshold. On July 3, 2015, DRDGOLD repaid R23.1 million including capital and interest.
21. FINANCE LEASE OBLIGATION
2015
2014
R’000
R’000
Secured
Aggreko Energy Rental Proprietary Limited
21,161
-
21,161
-
Less: payable within one year included under current liabilities
(2,000)
-
19,161
-
During the year ended June 30, 2015, Ergo entered into an agreement with Aggreko Energy Rental Proprietary Limited for the supply of temporary power generation through the provision of specified temporary power generation equipment and services.
The finance lease is secured by power generation equipment with a carrying value of R22.6 million at June 30, 2015. The finance lease has an effective interest rate of 17.9% and Ergo has the option to acquire the temporary power generation equipment at the end of the 5 year lease for approximately R9.9 million. Contingent rentals are payable for usage of the equipment in excess of the usage inclusive in the minimum lease payments.
Finance lease liabilities are payable as follows:
Future minimum lease payments
Interest
Present value of minimum
lease payments
2015
2014
2015
2014
2015
2014
R'000
R'000
R'000
R'000
R'000
R'000
Less than 1 year 5,304 - 3,304
-
2,000
-
Between 1 and 5 years
27,105
- 7.944 - 19,161 -
More than five years
- -
-
- - -
Total
32,409
-
11,248
-
21,161
-

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
22. CASH GENERATED BY OPERATIONS
2015
2014
2013
R’000
R’000
R’000
Profit/(loss) before taxation
96,795
(37,175)
158,586
Adjusted for:
Depreciation
193,301
159,999
143,766
Movement in provision for environmental rehabilitation
(20,443)
(86,605)
15,334
Movement in gold in process
(20,557)
8,828
(17,727)
Impairments
6,689
56,591
187,866
Profit on disposal of property, plant and equipment
(13,166)
(992)
(19,267)
Share-based payments expense
1,753
3,341
4,515
Reversal of impairment on trade receivables
(74)
(2,172)
(1,412)
Post-retirement and other employee benefits
367
335
350
Share of losses of equity accounted investments
-
313
50,135
Dividends received
-
-
(32,470)
Finance income
(51,497)
(27,980)
(33,522)
Finance expenses
49,603
52,295
41,975
Operating cash flows before working capital changes
242,771
126,778
498,129
Working capital changes
42,426
(39,394)
(55,808)
Change in trade and other receivables
1,926
(15,233)
(18,852)
Change in inventories
(984)
(17,170)
(19,510)
Change in trade and other payables
41,484
(6,991)
(17,446)
Cash generated by operations
285,197
87,384
442,321

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
2015
2014
R’000
R’000
23. CASH AND CASH EQUIVALENTS
Bank balances
103,888
39,683
Call deposits
220,487
169,249
324,375
208,932
Included in cash and cash equivalents is restricted cash of R14.3 million (2014: R13.5 million) in the form of a guarantee and R11.4 million (June 30, 2014: nil) relating to cash held in escrow relating to the electricity dispute with Ekurhuleni Metropolitan
Municipality discussed under Note 24.
An overdraft facility of R100 million is available to the group.
2015
2014
R’000
R’000
24. COMMITMENTS AND CONTINGENT LIABILITIES
Capital commitments
Contracted for but not provided for in the financial statements
10,119
3,255
Authorized by the directors but not contracted for
67,555
32,979
77,674
36,234
Operating lease commitments
The company leased its office building in terms of an operating lease up to June 30, 2015. The lease agreement included an escalation of 8% per annum and did not include an option to acquire the building at the termination of the lease. The lease was not renewed on its expiry.
Ergo leases its vehicles under various operating leases. There is an average escalation of 2.5% per annum imposed by these lease agreements.
The future minimum lease payments under non-cancellable operating leases are as follows:
Not later than 1 year
1,068
2,110
Between 1 and 5 years
1,313
1,780

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
24. COMMITMENTS AND CONTINGENT LIABILITIES (continued)
Contingent liabilities
Environmental
At Durban Roodepoort Deep mine, rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of
Registration requirements have been taken over by DRD Proprietary Limited (a subsidiary of Mintails South Africa Proprietary
Limited (“Mintails SA”). A liability transfer on the prescribed form in terms of section 43(2) of the MRPDA was submitted to the
DMR in July 2010. The DRD Village was sold to a property developer (Dino Properties Proprietary Limited (“Dino Properties”).
The DRD Village was registered at the Deed Office into the name of Dino Properties on 16 October 2012. The legal transfer of the liability would be dependent on the DMR’s assessment of inter alia Mintail SA's financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is effected, amounting to R63.4 million less the trust fund amount of R28.5 million.
We are still awaiting approval of the transfer of environmental liabilities from the DMR.
Mine residue deposits may have a potential pollution impact on ground water through seepage. The group has taken certain preventative actions as well as remedial actions in an attempt to minimise the group’s exposure and environmental contamination.
The flooding of the western and central basins have the potential to cause pollution due to Acid Mine Drainage (“AMD”)
contaminating the ground water. The government has appointed Trans-Caledon Tunnel Authority (“TCTA”) to construct a partial treatment plant to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the heads of agreement signed in December 2012 between
EMO, Ergo, ERPM and TCTA, sludge emanating from this plant since August 2014 has been co-disposed onto the Brakpan Tailings
Storage facility. Partially treated water has been discharged by TCTA into the Elsburg Spruit.
While these heads of agreement should not be seen as an unqualified endorsement of the state’s AMD solution, and do not affect our right to either challenge future directives or to implement our own initiatives should it become necessary, they are an encouraging development. Through this agreement Ergo also secured the right to purchase up to 30 ML of partially treated AMD from TCTA at cost, in order to reduce Ergo’s reliance on potable water for mining and processing purposes. However, due to the high sulphate levels contained in the treated water, Ergo will limit the use of this water to 10ML per day.
DRDGOLD, through its participation in the Western Utilities Corporation initiative, provided the government with a solution for a sustainable longterm solution to AMD. This solution would have been at no cost to the mines and government. In view of the limitation of current information for the accurate estimation of a potential liability, no reliable estimate can be made for the possible obligation.
Occupational health - Silicosis
In January 2013, DRDGOLD, ERPM (“the Companies”) and 23 other mining companies (“the Respondents”) were served with a court application for a class action issued in the South Gauteng High Court by alleged former mineworkers and dependants of deceased mineworkers. In the pending application the applicants allege that the Companies and the Respondents conducted underground mining operations in such a negligent manner that the former mineworkers contracted silicosis. The applicants have not yet quantified the amounts which they would like the Respondents to pay as damages.
The Companies have instructed Malan Scholes Attorneys to defend the case. The Companies are currently gathering information in preparation for the matter. An answering affidavit opposing the application for the certification of a class action was filed with the
High Court on 24 June 2014. The hearing in respect of the certification of a class action is scheduled to be heard during
October 2015.
Taking into account that the silicosis claim is still at certification stage and should anyone bring similar claims against the Companies in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the
Companies and that it was contracted due to negligence on the Companies’ part. The link between the cause negligence by the
Companies (while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to the costs the Companies would incur in the future and due to the uncertainty of the outcome of these claims, no reliable estimation can be made for the possible liability.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
24. COMMITMENTS AND CONTINGENT LIABILITIES (continued)
Contingent liabilities (continued)
Ekurhuleni Metropolitan Municipality Electricity Tariff Dispute
In December 2014, an application (in the South Gauteng High Court) was filed and served on inter alia the Ekurhuleni Metropolitan
Municipality (“Municipality”) and Eskom Holdings SOC Limited in terms of which Ergo contends, amongst other things, that the
Municipality does not “supply” electricity to Ergo from a “supply main” as contemplated in the Municipality’s Electricity By-Laws of 2002. The Municipality is not licensed to supply electricity to Ergo in terms of the Municipality’s Temporary Distribution
Licence. The Municipality is not entitled to render tax invoices to Ergo for the supply and consumption of electricity from the substation. The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaflex rate. Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption, therefore, as determined by Eskom on a monthly basis. The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the bona fide and reasonable belief that the Municipality was competent to supply electricity to it.
Subsequent to December 2014 up to June 30, 2015, the Municipality has invoiced Ergo for approximately R13.4 million in surcharges of which R11.4 million has been paid into an attorney’s trust account at June 30, 2015 pending the final determination of the dispute.
Ekurhuleni rates and taxes dispute
The Municipality has brought an action against ERPM claiming an amount of R43 million in respect of outstanding rates and taxes which are allegedly owing. ERPM has employed experts to investigate the allegations and believes that this claim is unfounded.
ERPM is defending this action on the belief that there are sufficient defences to repel the claim, therefore an outflow of resources is remote. At June 30, 2015, the difference between the amount claimed by the municipality and the amount accepted by ERPM as due has increased to R60 million resulting from subsequent invoices.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
25. FINANCIAL INSTRUMENTS
Overview
The group has exposure to credit risk, liquidity risk, as well as other market risks from its use of financial instruments. This note presents information about the group’s exposure to each of the above risks as well as the group’s objectives and policies and processes for measuring and managing risk. The group’s management of capital is disclosed in note 27. Further quantitative disclosures are included throughout these consolidated financial statements.
Risk management framework
The board of directors (“Board”) has overall responsibility for the establishment and oversight of the group’s risk management framework. The Board has established the Audit and Risk Committee, which is responsible for developing and monitoring the group’s risk management policies. The committee reports regularly to the Board on its activities.
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
In addition, the group’s operations all deliver their gold to Rand Refinery which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is usually sold by Rand Refinery on the same day as it is delivered and settlement is made within two days.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
25. FINANCIAL INSTRUMENTS (continued)
CREDIT RISK (continued)
The following represents the maximum exposure to credit risk for all financial assets at June 30:
Carrying
Carrying
value
value
2015
2014
R'000
R'000
Listed investments (refer note 10)
3,226
34,097
Unlisted investments (refer note 10)
159
171
Loans to black empowerment entities (refer note 10)
2,496
2,592
Investments in environmental rehabilitation trust funds (refer note 10)
87,917
82,848
Trade and other receivables (refer note 14)
66,792
75,826
Cash and cash equivalents
324,375
208,932
484,965
404,466
The following represents the maximum exposure to credit risk for trade and other receivables at June 30:
Carrying
Carrying
value
value
2015
2014
R'000
R'000
Trade receivables (gold) (refer note 14)
43,002
25,630
Receivables from related parties (refer note 14)
2,804
2,992
Other receivables, including disposal of property debtors
(refer note 14)
20,986
47,204
66,792
75,826
The ageing of trade and other receivables at June 30:
Gross
Impair-
Gross
Impair-
value
ment
value
ment
2015
2015
2014
2014
R'000
R'000
R'000
R'000
Not past due 53,630 (14) 72,693 (31)
Past due 0-30 days 1,149 (55) 2,017 (128)
Past due 31-120 days 2,754 (1,105) 770 (522)
Past due more than 120 days
15,724
(5,291) 7,327
(6,300)
73,257 (6,465) 82,807 (6,981)
Impairments were raised due to the uncertainty around the recoverability and timing of the cash flows.
Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:
Impairment
Impairment
2015
2014
R'000
R'000
Balance at July 1
(6,981)
(6,360)
Impairment reversed/(recognized)
74
(621)
Bad debt written off against related receivable
442
-
Balance at June 30
(6,465)
(6,981)
The group has no significant concentration of credit risk as the majority of the group’s receivables are from debtors with a good track record.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
25. FINANCIAL INSTRUMENTS (continued)
MARKET RISK
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the group’s income or the value of its holding of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimising returns.
Commodity risk and price sensitivity
The profitability of the group's operations, and the cash flows generated by those operations, are affected by changes in the market price of gold which is predominantly sold in US Dollars. DRDGOLD does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production.
A change of 10% in the Rand gold price at the reporting date would have increased/ (decreased) equity and profit/ (loss) by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2014 and excludes income tax.
Equity and profit or (loss)
2015
2014
10%
10%
10%
10%
increase
decrease
increase
decrease
June 30
R’000
R’000
R’000
R’000
Gold and silver revenue
210,530
(210,530)
180,943 (180,943)
Cashflow sensitivity
210,530
(210,530)
180,943 (180,943)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
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
2015
2014
R’000
R’000
Variable interest rate instruments
Financial assets
412,292
291,780
Financial liabilities
(44,257)
(148,695)
368,035
143,085
Cash flow sensitivity analysis for variable rate instruments:
A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2014 and excludes income tax.
Equity and profit or (loss)
2015
2014
100 bp
100 bp
100 bp
100 bp
increase
decrease
increase
decrease
June 30
R’000
R’000
R’000
R’000
Variable interest rate instruments
3,680
(3,680)
1,431
(1,431)
Cashflow sensitivity
3,680
(3,680)
1,431
(1,431)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
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
The following significant exchange rates applied during the year:
Spot rate at year end
Average rate
June 30
2015
2014
2015
2014
1 US Dollar
12.1649
10.5784
11.4475
10.3706
The following represents the exposure to foreign currency risks:
2015
2014
June 30
USD ’000
USD ’000
Trade and other receivables
3,535
2,423
Net statement of financial position exposure
3,535
2,423
Sensitivity analysis
A 10 percent strengthening of the Rand against the currencies mentioned at June 30, would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.
The analysis is performed on the same basis for 2014. A 10% weakening of the rand against the above currencies at June 30, would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
Impact
2015
2014
June 30
R’000
R’000
Equity
(4,300)
(2,563)
Loss
(4,300)
(2,563)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
25. FINANCIAL INSTRUMENTS (continued)
MARKET RISK (continued)
Other market price risk
Equity price risk arises from available-for-sale equity securities fair value adjustments accounted for in other comprehensive income.
Investments within the portfolio are managed on an individual basis.
The following table represents the carrying amounts and net gain/ (loss), finance income and finance expense recognised in profit or loss and/or equity as well as other comprehensive income per category of financial instruments at June 30:
2015
Carrying
value
Profit / (loss)
OCI
Total equity
R'000
R'000
R'000
R'000
Financial assets
Available-for-sale financial assets
3,385
16,261
(757)
15,504
Loans and receivables
481,580
18,754
-
18,754
484,965
35,015
(757)
34,258
Financial liabilities
Financial liabilities measured at amortized cost
256,130
(10,612)
-
(10,612)
256,130
(10,612)
-
(10,612)
2014
Carrying
value
Profit / (loss)
OCI
Total equity
R'000
R'000
R'000
R'000
Financial assets
Available-for-sale financial assets
34,268 (46,914) (51,626) (98,540)
Loans and receivables
370,198 20,358
-
20,358
404,466 (26,556) (51,626) (78,182)
Financial liabilities
Financial liabilities measured at amortized cost
330,831 (14,276)
-
(14,276)
330,831 (14,276) - (14,276)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
25. FINANCIAL INSTRUMENTS (continued)
LIQUIDITY RISK
Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due. The group’s ap proach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the group’s reputation.
The group ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted such as natural disasters.
Unless otherwise stated the following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:
Carrying
Contractual
6 months
amount
cash flows
or less
6 - 12 months
2 - 5 years
R’000
R’000
R’000
R’000
R’000
June 30, 2015
Loans and borrowings
23,096
(23,096)
(23,096)
-
-
Finance lease obligation
21,161
(32,409)
(2,652)
(2,652)
(27,105)
Trade and other payables
211,873
(211,873)
(211,873)
-
-
256,130
(267,379)
(237,621)
(2,652)
(27,105)
June 30, 2014
Loans and borrowings
148,695 (156,863) (75,358) (4,000) (77,505)
Trade and other payables
182,136 (182,136) (182,136)
- -
330,831
(338,999) (257,494) (4,000) (77,505)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
25. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table represents the carrying amounts and fair values of the group's financial instruments at June 30:
The classification of the group’s financial instruments are discussed on page F-53.
Carrying
Fair
Carrying
Fair
value
value
value
value
2015
2015
2014
2014
R’000
R’000
R’000
R’000
Financial assets measured at fair value
3,385
3,385
34,268 34,268
Listed investments (refer note 10)
3,226
3,226
34,097 34,097
Unlisted investments (refer note 10)
159
159
171 171
Financial assets not measured at fair value
481,580
481,580
370,198 370,198
Loans to black empowerment entities (refer note 10)
2,496
2,496
2,592 2,592
Investments in environmental rehabilitation trust
funds (refer note 10)
87,917
87,917
82,848 82,848
Trade and other receivables (refer note 14)
66,792
66,792
75,826 75,826
Cash and cash equivalents
324,375
324,375
208,932 208,932
484,965
484,965
404,466
404,466
Financial liabilities not measured at fair value
256,130
256,130
330,831 330,831
Loans and borrowings (refer note 20)
– non-current
-
-
75,500 75,500
– current
23,096
23,096
73,195 73,195
Finance lease obligations (refer note 21)
– non-current
19,161
19,161
- -
– current
2,000
2,000
- -
Trade and other payables
211,873
211,873
182,136 182,136
256,130
256,130
330,831 330,831
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Financial instruments measured at fair value
The financial instruments measured at fair value are measured using the following valuation methodologies.
Listed investments
The fair value of listed investments are determined by reference to published price quotations from recognised securities exchanges and adjusted with a discount factor for any liquidity constraints where appropriate.
Unlisted investments
The valuations are based on the net asset values of these investments and constitute the investments’ fair value as most of the assets in these investment companies are carried at fair value. The valuations have been compared to information available in the market regarding other market participants’ view on the value of the underlying investment.
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
Inter-company loans
The fair value of these loans cannot be reliably estimated and are therefore carried at amortised cost.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
25. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)
Financial instruments measured at amortised cost (continued)
Cash and cash equivalents and investments in environmental trust funds
The carrying value of cash and cash equivalents approximates their fair value due to the short-term maturity of these deposits. The carrying value of the environmental trust funds approximate their fair value due to these investments being cash in nature.
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
R'000
R'000
R'000
R'000
June 30, 2015
Available-for-sale financial assets
  Listed investments
3,226
-
-
3,226
Unlisted investments
-
-
159
159
3,226
-
159
3,385
June 30, 2014
Available-for-sale financial assets
  Listed investments
30,079
4,000
-
34,097
Unlisted investments
-
-
171
171
30,079
4,000
171
34,268
The group applied the following unobservable inputs in the measurement of the fair value of Level 2 and Level 3 financial instruments:
2015
2014
Level 2
  Discount rate
-
50%
  Constraints on liquidity resulting from escrow agreement (refer note 10)
Level 3
  Other inputs
-
Refer note 4

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
25. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE HIERARCHY (continued)
Reconciliation of fair value measurements in Level 2 and Level 3 during the year:
2015
2014
Level 2
Level 3
Level 2
Level 3
R'000
R'000
R'000
R'000
Available-for-sale financial assets
Balance at beginning of year
4,000
171
4,500
93,484
Acquired during the year
-
-
-
7
Fair value adjustment
2,425
-
200
(53,140)
Impairment
(300)
-
(700)
(40,180)
Disposed
(6,125)
(12)
Balance at end of year
-
159
4,000
171
Fair value adjustment reclassified to profit or loss
2,625
Impairment recognized in profit or loss
(300)
-
(700)
(40,180)
Gain/(loss) recognized in other comprehensive
income
(200)
-
200
(53,140)
Fair value adjustment recognized in other
comprehensive income
2,425
-
200
(53,140)
Impairment released to profit or loss
(2,625)
-
-
-
2,125
-
(500)
(93,320)
The gain or loss on the fair value adjustment is recognized in other comprehensive income net of deferred tax.
The available-for-sale financial assets Level 2 comprises investments in listed shares which are held in escrow (refer note 10). The available-for-sale financial assets Level 3 comprises investments in unlisted shares for which no reasonable alternative measure for fair value is available. Therefore no sensitivity analysis has been prepared.
26. RELATED PARTY TRANSACTIONS
2015
2014
2013
R’000
R’000
R’000
Key management personnel remuneration
Short-term benefits
Salaries, bonuses and performance payments
54,496
68,939
76,405
Long service awards
Share-based payment expense
1,753
3,341
4,515
Post-retirement medical benefits
304
261
282
56,553
72,541
81,202
Directors' remuneration
Short-term benefits
Salaries, bonuses and performance payments
13,787
14,736
16,627
Long service awards
Share option scheme gains
-
308
4,937
Post-retirement medical benefits
-
-
-
13,787
15,044
21,564
The group has related party relationships with its subsidiaries, equity accounted investments and with its directors and key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director (whether executive or otherwise) of the company. During FY2015, nil (2014: nil and 2013: 62,614) treasury shares were used to settle share options exercised by key management personnel.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
26. RELATED PARTY TRANSACTIONS (continued)
Post-retirement medical benefits and long-term employee incentive scheme balances for key management personnel as at June 30,
2015 amounts to R7.6 million (2014: R6.7 million and 2013: R6.3 million) and R4.2 million (2014: R4.6 million and 2013: R3.3 million), respectively.
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
TRANSACTIONS WITH SUBSIDIARIES AND EQUITY ACCOUNTED INVESTMENTS
Balances outstanding at June 30, 2015
·  Subsidiaries (refer note 11)
·  Equity accounted investments including associates and joint ventures (refer note 12).
Transactions during the year:
During FY2015, DRDGOLD earned:
·  management fees from Ergo Mining Operations Proprietary Limited (EMO) amounting to R10.6 million (2014: R21.9 million and 2013: R25.1 million);
·  interest from EMO amounting to R30.7 million (2014: R30.3 million and 2013: R23.0 million) and from Ergo Mining
Proprietary Limited amounting to R31.3 million (2014: R28.5 million and 2013: R32.2 million), respectively.
During FY2015, EMO disposed of nil (2014: 50 000, 2013: nil) ordinary shares in the company (held as treasury shares for consolidation purposes) to D J Pretorius as a mining right conversion bonus as required by his employment contract. As at June 30,
2015, EMO held 6,155,559 (2014: 6,155,559 and 2013: 6,205,559) treasury shares.
TRANSACTIONS WITH OTHER ENTITIES IN WHICH AN OWNERSHIP INTEREST IS HELD
Guardrisk Insurance Company Limited (Guard Risk)
During the year ended June 30, 2015, Ergo paid fees to the Guardrisk Cell Captive relating to the environmental guarantees issued by Guardrisk to the DMR as outlined on note 17 amounting to R9.9 million (2014: nil), which included a R0.8 million contribution
(refer note 10).
Rand Refinery Proprietary Limited (Rand Refinery)
The group has entered into an agreement with Rand Refinery Limited (“Rand Refinery“), for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the group’s gold and casts it into troy ounce bars. Rand Refinery then sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr Gwebu, who held the position of executive: legal, compliance and company secretary of DRDGOLD up to
December 31, 2014, was a director of Rand Refinery, a member of its Remuneration Committee and chairman of the Social and
Ethics Committee until September 5, 2014 when he resigned as director. Mr Charles Symons has been appointed to replace him as director of Rand Refinery effective September 5, 2014. Mr Mark Burrell who is the financial director of Ergo is an alternate director of Rand Refinery and a member of Rand Refinery’s Audit Committee.
· The group currently owns shares in Rand Refinery (which is jointly owned by South African mining companies) (refer note 10);
· Trade receivables to the amount of R43.0 million (2014: R25.6 million) relate to metals sold;
· The group received a dividend of Rnil (2014: nil, 2013: R6.8 million) from Rand Refinery.
CONSULTANCY AGREEMENT
On June 23, 2008, EMO approved a consultancy agreement with Khumo Gold, which owned 20% of EMO. The agreement provides for a monthly retainer of R0.3 million (2014: R0.3 million, 2013: R0.2 million).
SALE OF SHARES
During the year ended June 30, 2015, DRDGOLD acquired the 20% and 6% interest in the issued share capital of EMO held by
Khumo and the Empowerment Trust respectively (refer note 16.2).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2015
27. CAPITAL MANAGEMENT
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

The group’s net liabilities and total equity or capital, as at June 30 was as follows:
2015
2014
R’000
R’000
Total liabilities
973,114
959,535
Less: Cash and cash equivalents
(324,375)
(208,932)
Net liabilities
648,739
750,603
Total equity
1,529,924
1,481,211

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
4.42
(15)
Settlement Agreement between DRDGOLD Limited ("DRDGOLD") and VMR Gold Investments 02 Proprietary
Limited ("VMR Gold") dated May 28, 2015.
8.1
(15)
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
(14)
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2014.
(15)
Filed herewith.
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DRDGOLD LIMITED
By: /s/ D.J. Pretorius
D.J. Pretorius
Chief Executive Officer
By: /s/ A.J. Davel
A.J. Davel
Chief Financial Officer
Date: October 30, 2015