Form 20-F
DRDGOLD LTD
filed 2016-10-31
CIK 1023512

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
For the fiscal year ended June 30, 2016
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
As of June 30, 2016 the Registrant had outstanding 431,429,767 ordinary shares, of no par value.
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
No
Contact details: Mrs. R. Masemene – Executive Officer: Legal and Company Secretary
DRDGOLD Limited, Off Crownwood Road, Crown Mines, 2092, South Africa; Telephone: +27 11 470 2600

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
19
4C.
Organizational Structure..............................................................................................................................................
27
4D.
Property, Plant And Equipment...................................................................................................................................
27
ITEM 4A.
UNRESOLVED STAFF COMMENTS.....................................................................................................................
35
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS ...........................................................................
35
5A.
Operating Results ........................................................................................................................................................
36
5B.
Liquidity And Capital Resources ................................................................................................................................
49
5C.
Research And Development, Patents And Licenses, Etc............................................................................................
51
5D.
Trend Information........................................................................................................................................................
51
5E.
Off-Balance Sheet Arrangements................................................................................................................................
51
5F.
Tabular Disclosure Of Contractual Obligations..........................................................................................................
51
5G.
Safe Harbor ..................................................................................................................................................................
51
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................................................................
51
6A.
Directors And Senior Management.............................................................................................................................
51
6B.
Compensation ..............................................................................................................................................................
53
6C.
Board Practices ............................................................................................................................................................
55
6D.
Employees....................................................................................................................................................................
58
6E.
Share Ownership..........................................................................................................................................................
60
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ..........................................................
62
7A.
Major Shareholders......................................................................................................................................................
62
7B.
Related Party Transactions ..........................................................................................................................................
63
7C.
Interests Of Experts And Counsel ...............................................................................................................................
63
ITEM 8.
FINANCIAL INFORMATION ..................................................................................................................................
64
8A.
Consolidated statements And Other Financial Information .......................................................................................
64
8B.
Significant Changes .....................................................................................................................................................
64
ITEM 9.
THE OFFER AND LISTING .....................................................................................................................................
65
9A.
Offer And Listing Details ............................................................................................................................................
65
9B.
Plan Of Distribution.....................................................................................................................................................
66
9C.
Markets.........................................................................................................................................................................
66
9D.
Selling Shareholders ....................................................................................................................................................
66
9E.
Dilution ........................................................................................................................................................................
66
9F.
Expenses Of The Issue.................................................................................................................................................
66
ITEM 10.
ADDITIONAL INFORMATION...............................................................................................................................
66
10A.
Share Capital................................................................................................................................................................
66
10B.
Memorandum of Incorporation ...................................................................................................................................
66
10C.
Material Contracts........................................................................................................................................................
69
10D.
Exchange Controls.......................................................................................................................................................
69
10E.
Taxation .......................................................................................................................................................................
71
10F.
Dividends And Paying Agents ....................................................................................................................................
75
10G.
Statement By Experts ..................................................................................................................................................
75
10H.
Documents On Display................................................................................................................................................
75
10I.
Subsidiary Information ................................................................................................................................................
76
ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........................................
76
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .........................................................
77
12A.
Debt Securities .............................................................................................................................................................
77
12B.
Warrants and Rights.....................................................................................................................................................
77
12C.
Other Securities............................................................................................................................................................
77
12D
American Depositary Shares .......................................................................................................................................
77

TABLE OF CONTENTS
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ...................................................................
78
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS ..
78
ITEM 15.
CONTROLS AND PROCEDURES...........................................................................................................................
78
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT ........................................................................................................
79
ITEM 16B.
CODE OF ETHICS .....................................................................................................................................................
79
ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES...........................................................................................
79
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES .........................................
80
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS...................
80
ITEM 16F
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT ...........................................................................
80
ITEM 16G.
CORPORATE GOVERNANCE ................................................................................................................................
80
ITEM 16H.
MINE SAFETY DISCLOSURES ..............................................................................................................................
81
PART III
ITEM 17.
FINANCIAL STATEMENTS ....................................................................................................................................
81
ITEM 18.
FINANCIAL STATEMENTS ....................................................................................................................................
F1
ITEM 19.
EXHIBITS ...................................................................................................................................................................
82

Preparation of Financial Information
We are a South African company and currently all of our operations, as measured in production ounces, are located in South
Africa. Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International
Accounting Standards Board (IASB) for the financial years ended June 30, 2016, 2015 and 2014. All references to “dollars” or “$”
herein are to United States Dollars and references to “rand” or “R” are to South African Rands.
Our consolidated financial statements included in this Annual Report are prepared in accordance with IFRS as issued by the IASB. All financial information, except as otherwise noted is stated in accordance with IFRS as issued by the IASB.
We present our financial information in rand, which is our presentation currency. Solely for your convenience, this
Annual Report contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R13.72 per $1.00, the noon buying rate in New York City on September 30, 2016.
In this Annual Report we present certain non-IFRS financial measures such as the financial items “cash operating costs per kilogram”, “all-in sustaining costs per kilogram” and “all-in costs per kilogram” which have been determined using industry guidelines promulgated by the World Gold Council, which we use to determine costs associated with producing gold, cash generating capacities of the mines and to monitor performance of our mining operations. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, profit/(loss) attributable to equity owners of the parent, profit/(loss) for the year or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council has provided definitions for the calculation of cash operating costs, the calculation of cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See Glossary of Terms and Explanations and Item 5A. Operating Results – “Cash operating costs, all-in sustaining costs and all-in costs per kilogram” and “Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram”. In this Annual Report we also present cash operating costs, which is also a non-IFRS measure. For a reconciliation of this measure to the nearest IFRS measure see Item 5A.: Operating Results “Cash operating costs, all-in sustaining costs and all-in costs per kilogram” and “Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”
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
•   the trend information discussed in Item 5D.- Trend Information, including target gold production and cash operating costs;
•   estimated future throughput capacity and production;
•   expected trends in our gold production as well as the demand for and the price of gold;
•   our anticipated commitments;
•   our anticipated labor, electricity, water, crude oil and steel costs;
•   our ability to fund our operations in the next 12 months; and
•   estimated production costs, cash operating costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce.
Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:
•   adverse changes or uncertainties in general economic conditions in South Africa;
•   regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals;
•   changes in our competitive position;

•   changes that affect our business strategy;
•   adverse changes in our gold production as well as the demand for and the price of gold;
•   any major disruption in production at our key facilities;
•   adverse changes in foreign exchange rates;
•   adverse environmental changes;
•   adverse changes in ore grades and recoveries, and to the quality or quantity of reserves;
•   unforeseen technical production issues, industrial accidents and theft;
•   anticipated capital expenditure on property, plant and equipment; or
•   various other factors, including those set forth in Item 3D. Risk Factors.
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
Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.
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
All-in costs per kilogram ........ All-in costs is a measure on which guidance is provided by the World Gold Council and include total operating costs, plus all-in sustaining costs, non-sustaining capital costs relating to projects, retrenchment costs, capital recoupment relating to non-sustaining capital, ongoing rehabilitation expenditure, and non-operating costs, but exclude taxation, minority interest, finance costs, profit or loss from associates and the cumulative effect of accounting adjustments. All-in costs per kilogram are calculated by dividing total all-in costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Assaying ..................................  The chemical testing process of rock samples to determine mineral content.
$/oz ..........................................  US dollar per ounce.
Capital expenditure .................  Additions to property, plant and equipment paid in cash.
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
Conglomerate ..........................  A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
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
g/t.............................................   Grams per tonne.
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
Mt ............................................  Million tons.
Ore ...........................................  A mixture of valuable and worthless materials from which the extraction of at least one mineral is technically and economically viable.
Pay-limit ..................................  The minimum in-situ grade of ore blocks or sites for which cash operating costs, including all overhead costs, are equal to a projected gold price per ounce.
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
t’000.........................................   Tonnes in thousands.
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
Tpm .........................................  Tonne per month.
Yield ........................................  The amount of recovered gold from production generally expressed in ounces or grams per ton or tonne of ore.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL DATA
The following selected consolidated financial data as at June 30, 2016 and 2015 and for the years ended June 30, 2016, 2015 and 2014 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by KPMG Inc. The selected consolidated financial data as at June 30, 2014, 2013 and 2012, and for the years ended June 30, 2013 and 2012 is derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with
IFRS as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5.
Operating and Financial Review and Prospects and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)
Year ended June 30,
2016
1
2016
2015
2014
2013
2012
$’000 R’000 R’000 R’000 R’000 R’000
Profit or loss Data
Revenue............................................................ 177,337 2,433,064 2,105,298 1,809,434 2,076,496
3,004,264
Results from operating activities ..................... 8,716 119,579 94,901 (12,547) 184,704
367,712
Results from operating activities from
continuing operations.................................... 8,716 119,579 94,901 (12,547) 184,704 240,151
Profit/(loss) for the year attributable to
equity owners of the parent........................... 4,514 61,929 67,807 (45,808) 49,420
294,313
Profit/(loss) for the year attributable to
equity owners of the parent from
continuing operations....................................
4,514 61,929 67,807 (45,808) 49,420 202,939
Per Share Data
Basic earnings/(loss) per share (cents) ............ 1 15 17 (12) 13 77
Basic earnings/(loss) per share - continuing
operations (cents) ......................................... 1 15 17 (12) 13 53
Diluted earnings/(loss) per share (cents) ......... 1 15 17 (12) 13 77
Diluted earnings/(loss) per share -
continuing operations (cents) ....................... 1 15 17 (12) 13 53
Dividends proposed per share for the year
(ZAR cents)................................................... 62 10 2 28.0 10.0
Dividends proposed per ADS for the year
(USD cents)................................................... 45.2 6.5 1.6 28.2 12.1
Exchange rate (USD1:ZAR)
1
.......................... 13.72 13.82 10.42 8.92 7.77
Number of shares issued as at June 30 ............ 431,429,767 431,429,767 430,883,767 385,383,767 385,383,767 385,383,767
Statement of financial position data
Total assets....................................................... 176,317 2,419,075 2,503,038 2,440,746 2,669,000 2,489,006
Equity (Net assets) ........................................... 97,635 1,339,556 1,529,925 1,481,211 1,643,672 1,631,763
Ordinary share capital...................................... 304,460
²
4,177,194
²
4,180,919
²
4,088,474
²
4,089,287
²
4,089,117
²
Month
2016
2016
2016
2016
2016
2016
September
August
July
June
May
April
Exchange Rate Data
High (USD1:ZAR)............................................ 14.75 14.74 14.95 15.73 15.98 15.29
Low (USD1:ZAR) ............................................ 13.37 13.19 13.82 14.30 14.17 14.10
1
Translations into Dollars in this table are for the purpose of convenience only and are computed at the noon buying rate in New York City at
September 30, 2016 of R13.72 per $1.00, or the annual average as noted. You should not view such translations as a representation that such amounts represent actual Dollar amounts. All other translations in this Annual Report are based on exchanges rates quoted by local financial service providers. This line item has been prepared in accordance with Item 3.A(3) of Form 20-F
² Ordinary share capital is stated after the deduction of R50.7 million (2015: R44.2 million and 2014: R44.4 million) share capital relating to treasury shares held by the Group.

3B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3D. RISK FACTORS
In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and operating results. Some of these risks are summarized below and have been organized into the following categories:
•   Risks related to our business and operations;
•   Risks related to the gold mining industry;
•   Risks related to doing business in South Africa; and
•   Risks related to ownership in our ordinary shares or American Depositary Shares (ADSs).
Risks related to our business and operations
Changes in the market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of our operations and the cash flows generated by those operations.
As the majority of our production costs are in rands, while gold is generally sold in dollars, our results of operation and financial condition have been and could be in the future materially affected by an appreciation in the value of the rand. Due to the marginal nature of our operations any sustained decline in the market price of gold would adversely affect us, and any decline in the price of gold below the cost of production could result in the closure of some or all of our operations which would result in significant costs and expenditure, such as, incurring retrenchment costs earlier than expected which could lead to a decline in, and even total loss of, profits, or losses. Accordingly, any sustained decline in the price of gold would negatively and adversely affect
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
Exchange rates are influenced by global economic trends. In fiscal 2016, 2015 and 2014 the rand weakened against the dollar by 21%, 14% and 8% respectively compared to the prior year (based on exchange rates at June 30 of each year). At September
30, 2016 the rand traded at R13.71 = $1.00 (based on closing rates), a 7% strengthening relative to the Dollar from June 30, 2016.
A decrease in the dollar gold price and a strengthening of the rand against the dollar would result in a decrease in our profitability. In fiscal 2016, 2015 and 2014 all of our production was from South Africa. If the rand was to appreciate against the dollar for a continued time, our operations could experience a reduction in cash flow and profitability and this would adversely affect our business, operating results and financial condition.
A failure to acquire new Ore Reserves could negatively affect our future cash flow, results of operations and financial condition.
New or ongoing exploration programs may not result in new mineral producing operations that will sustain or increase our Ore Reserves and Ore Reserve quality. A failure to acquire new Ore Reserves in sufficient quantities and quality to maintain or grow the current level and quality of our reserves will negatively affect our future cash flow, results of operations and financial condition. In addition, if we are unable to identify Ore Reserves that have reasonable prospects for economic extraction while maintaining sufficient controls on production and other costs, this will have a material influence on the future viability of our operations.
Our Ore Reserves (imperial) have decreased by 1% from 1.9 million ounces at June 30, 2015, to 1.8 million ounces at
June 30, 2016, mainly as a result of depletion through ongoing mining activities. Our Ore Reserves (imperial) increased by 22%
from 1.5 million ounces at June 30, 2014, to 1.9 million ounces at June 30, 2015, mainly as a result of the acquisition of the non-
controlling interest in Ergo Mining Operations Proprietary Limited (“EMO”) and, to a lesser extent, the decrease in the cut-off grade. These increases were offset by a decrease due to ongoing mining activities. Our Ore Reserves for fiscal 2014 decreased by 10.0% due to ongoing mining activities.

We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.
Management’s estimates on future cash flows are subject to risks and uncertainties, such as the gold price, production volumes, recovered grades and costs. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from financing and we cannot guarantee that any such financing would be permitted under the terms of our existing financing arrangements, or would be available on acceptable terms, or at all. In the absence of sufficient cash flows or adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or meet our working capital requirements may be adversely affected.
We have incurred losses in the past and may incur losses in the future.
We achieved a profit of R61.9 million for fiscal 2016 and R68.2 million for fiscal 2015. We incurred a loss of R54.7 million for fiscal 2014.
Our profits and cash flows of our operations are directly exposed to the gold price, strength of the rand and input costs as we do not hedge. There can be no assurance that such exposure and other factors might not result in us incurring losses in the future, which would have a material adverse effect on our business, operating results and financial condition.
Any interruption in production of gold at our single operating segment will have an adverse effect on the company.
We currently have only one operating segment, namely Ergo. The various processing plants, pump stations and the deposition site of this business are linked through pipeline infrastructure. The Ergo plant is currently our major processing plant and we have one deposition site.
The Ergo plant, pipeline infrastructure relating to the Ergo plant and the Brakpan/Withok Tailings Deposition Facility
("Brakpan/Withok TDF") are exposed to numerous risks, including operational down time due to planned or unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production as a result of decreases in extraction efficiencies due to imbalances in the metallurgical process as well as inconsistent volume throughput.
Our operations are also exposed to severe weather events that could interrupt production. It is believed that the long-term upward trend in global temperature is directly correlated with the increase in global severe weather events both in terms of magnitude and frequency.
Fiscal 2015 brought a very strong El Nino event that is believed is the cause of current drought conditions in South Africa.
Municipalities where we operate have put in place water consumption restrictions with penalties if restrictions are not adhered to. As a result, Ergo may not have access to the required water from Rand Water or may have to pay much more for water in order to continue operating its production facility.
Severe thunderstorms and high winds may also cause damage to operation infrastructure that may in turn cause an interruption in the production of gold. Although freeboard on the Brakpan/Withok TDF is continually monitored to maintain acceptable levels, such monitoring may not provide adequate warning if the facility is exposed to significant rainfall. Such incidents and other weather events may also damage the facility and therefore cause the interruption of deposition and gold production until the facility is repaired.
Each of these conditions could have a material adverse effect on our business, operating results and financial condition.
Inflation may have a material adverse effect on our results of operations.
South Africa has experienced high rates of inflation in the past. Higher inflation in South Africa would result in an increase in our operational costs in rand, unless such inflation is accompanied by a concurrent devaluation of the rand against the dollar or an increase in the dollar price of gold. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition, and could result in operations being discontinued or reduced or rationalized.

Increased production costs could have an adverse effect on our results of operations.
Our historical production costs have increased significantly and we may not be able to accurately predict and contain further increases in our production costs. Production costs are affected by, among other things:
•   labor stability, productivity and increases in labor costs;
•   increases in electricity and water prices;
•   increases in crude oil and steel prices;
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
The majority of the South African mining labor force is unionised and their wage increase demands are generally above the prevailing rates of inflation. On August 4, 2016, Ergo signed a two-year wage settlement with the National Union of Mineworkers
(NUM) and the United Association of South Africa (UASA) for a wage increase averaging 8.2%. (10% for categories 4 – 5), (9% for categories 6 – 9) and (7% for categories 10 – 15) per annum.
The Association of Mineworkers and Construction Union (AMCU) which is a relatively new union in the South African labor landscape and which was responsible for labor unrest in the industry in 2012/2013 has approached the company for recognition to represent their members in labor related matters at the company. As AMCU have demonstrated them-selves to be sufficiently representative of the workforce (20%) negotiations are currently underway with the intent to sign off a recognition agreement with the AMCU.
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
Flooding at our discontinued underground operations may result in liabilities for environmental damage.
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
Our operations are subject to increasingly extensive laws and regulations governing the protection of the environment under various state, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. Our mining and related activities have the potential to impact the environment, including land, habitat, streams and environment near the mining sites. Failure to comply with environmental laws or delays in obtaining, or failures to obtain government permits and approvals may adversely impact our operations. In addition, the regulatory environment in which we operate could change in ways that could substantially increase costs of compliance, resulting in a material adverse effect on our profitability.

We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations.
We have estimated our aggregate group Provision for Environmental Rehabilitation at a net present value of R538.5 million which is included in our statement of financial position as at June 30, 2016 (Refer to Item 18. ‘‘Financial Statements - Note 16 – Provision for
environmental rehabilitation and Note 14 Assets and Liabilities classified as held for sale’’). However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We fund these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds or funds held in insurance instruments established for our operations. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to prosecution, litigation and potentially significant liabilities.
Damage to tailings dams and excessive maintenance and rehabilitation costs could result in lower production and health, safety and environmental liabilities.
Our tailings facilities are exposed to numerous risks and events, the occurrence of which may result in the failure, breach of or damage to such a facility. These may include sabotage, failure by our employees to adhere to the codes of practice and natural disasters such as excessive rainfall, any of which could force us to stop or limit operations. In addition, the dams could overflow and the health and safety of our employees and communities living around these dams could be jeopardized. In the event of damage to our tailings facilities, our operations will be adversely affected and this in turn could have a material adverse effect on our business, operating results and financial condition.
Due to the nature of our business, our operations face extensive health and safety risks.
Gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury, to employees. According to section 54 of the Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. These incidents could lead to mine operations being halted which will increase our unit production costs, which could have a material adverse effect on our business, operating results and financial condition.
Events may occur for which we are not insured which could affect our cash flows and profitability.
Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. We have a total of R6.2 billion as the insured value for property and loss of profits due to business interruption with a total loss limit of R500 million for the 2016 financial year. Business interruption is only covered from the time the loss actually occurs and is subject to time and amount deductibles that vary between categories.
Insurance coverage may not cover the full extent of claims brought against us, including claims for environmental, industrial or pollution related accidents, for which coverage is not available. If we are required to meet the costs of claims, which exceed our insurance coverage, this could have a material adverse effect on our business, operating results and financial condition.
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

Operational risk associated with our flotation and fine-grind (FFG) project.
Our flotation and fine-grind project is designed to improve extraction efficiencies. This project was commissioned during the second and third quarters of fiscal 2014 and came into operation in the third quarter of fiscal 2014.
Production was temporarily suspended on April 2, 2014 due to unsatisfactory gold recoveries and low carbon adsorption efficiencies. The established Low Grade Section was brought back to steady state and gold production stabilized during the last quarter of fiscal 2014. and became fully operational in February 2015, treating the remainder of the Ergo plant throughput through the
FFG from this date.
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
•   a significant amount of above-ground gold in the world that is used for trading by investors;
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
During fiscal 2016 the gold price reached a high of U$1,324 per ounce and a low of U$1,051. Our profitability may be negatively impacted by a decline in the gold price as we incur losses when revenue from gold sales drops below the cost of production for an extended period.
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
Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our reserve estimates to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs, and in particular our labor, water, steel and electricity costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves, particularly those containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the ability to reclaim our Ore Reserves, at the required rate, such as an interruption or reduction in the supply of electricity or a shortage of water may have the effect that we are unable to achieve critical mass, which may render the recovery of Ore Reserve, or parts of the Ore Reserve no longer feasible, which could negatively affect production rate and costs and decrease our profitability during any given period. The
Ore Reserve estimates are based on drilling results and because unforeseen conditions may occur in these mine dumps that may not have been identified by the drilling results, the actual results may vary from the initial estimates. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact upon the total value of our mining asset base and
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
•   environmental hazards and pollution, including dust generation, toxic chemicals, discharge of metals, pollutants, radioactive materials and other hazardous material into the air and water;
•   flooding, landslides, sinkhole formation, ground subsidence, ground and surface water pollution and waterway contamination;
•   a decrease in labor productivity due to labor disruptions, work stoppages, disease, slowdowns or labor strikes;
•   unexpected decline of ore grade;
•   metallurgical conditions and gold recovery;
•   failure of unproven or evolving technologies;
•   mechanical failure or breakdowns and ageing infrastructure;
•   energy and electrical power supply interruptions;
•   availability of water;
•   injuries to employees or fatalities resulting from falls from heights and accidents relating to mobile machinery or electrocution;
•   activities of illegal or artisanal miners;
•   material and equipment availability;
•   legal and regulatory restrictions and changes to such restrictions;
•   social or community disputes or interventions;
•   accidents caused from the collapse of tailings dams;
•   pipeline failures and spillages;
•   safety-related stoppages; and
•   corruption, fraud and theft including gold bullion theft.
The occurrence of any of these hazards could delay production, increase production costs and may result in significant legal claims.
Risks related to doing business in South Africa
Political or economic instability in South Africa may reduce our production and profitability.
We are incorporated in South Africa and all of our operations are currently in South Africa. As a result political and economic risks relating to South Africa could have a significant effect on our production and profitability. Large parts of the South
African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime. These problems may impede fixed inward investment into South Africa and increase emigration of skilled workers.
As a result, we may have difficulties retaining qualified employees.
Inflation can adversely affect us.
The inflation rate in South Africa is relatively high compared to developed, industrialized countries. As of June 2016, the annual Consumer Price Inflation Index, or CPI, stood at 6.3% compared to 4.6% in June 2015 and 6.6% in June 2014. Annual CPI
was 6.1% as at September 30, 2016. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.
See also “Risks related to our business and operations – Inflation may have a material adverse effect on our results of operations.”
Power stoppages or increases in the cost of power could negatively affect our results and financial condition.
Our mining operations are dependent on electrical power supplied by Eskom, South Africa’s state owned utility company.
As a result of insufficient generating capacity, owing to poor maintenance and lagging capital infrastructure investment, South Africa has faced significant disruptions in electricity supply in the past and Eskom has warned that the country could continue to face disruptions in electrical power supply in the foreseeable future. So far such power supply did not have a material impact on our production, the country’s current reserve capacity remains insufficient and the risk of electricity stoppages is expected to continue for the foreseeable future. Supply interruptions may pose a significant risk to the operations.

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
Electricity tariffs increased as follows: from April 1, 2014 an average tariff increase of 10.79%, from April 1, 2015 an average tariff increase of 12.69% and from April 1, 2016 an average tariff increase of 9.4%. These increases have had an adverse effect on our production costs and similar or higher future increases could have a material adverse effect on our operating results and financial condition.
The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect on the results of our operations and our financial condition.
The primary area of focus in respect of occupational health within our operations is noise induced hearing loss, and occupational lung diseases (OLD) and tuberculosis (TB). We provide occupational health services to our employees, we provide training and protective gear and continue to improve preventive occupational hygiene initiatives. The costs associated with providing such occupational health services could increase significantly. We assess all claims, if and when filed, on their merits. Liability associated with such claims and expenses of dealing with them could have a material adverse effect on our business, operating results and financial condition.
In January 2013, DRDGOLD, ERPM (“the DRDGOLD Respondents”) and 23 other mining companies (“the Mining
Companies”) were served with a court application for a class action by alleged former mineworkers and dependants of deceased mineworkers. In the pending application the applicants allege that the Mining Companies and the DRDGOLD Respondents conducted underground mining operations in a negligent manner that caused occupational lung diseases. The matter was heard in
October 2015.
On May 13, 2016, the South Gauteng High Court, Johannesburg (“Court”) handed down judgment in respect of the class action certification in terms of which the applicants sought certification of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases
(or the dependants of mineworkers who died of those diseases). In terms of the judgment, the Court ordered the certification of a single class action comprising two separate and distinct classes – a silicosis class and a tuberculosis class.
An application for leave to appeal to the Supreme Court of Appeal (“SCA”) was filed and served at the Court by the
DRDGOLD Respondents (as well as the Mining Companies) on June 3, 2016 in respect of inter alia the transmissibility of damages.
On June 23, 2016, the Court granted leave to appeal to the SCA against inter alia the transmissibility of damages as envisaged in paragraph 8 of the order dated May 13, 2016. On July 15, 2016, the DRDGOLD Respondents filed and served its petition to the SCA in respect of the certification issue. The notice of appeal in respect of the transmissibility of damages was filed and served on July 25, 2016. On September 13, 2016, the SCA granted the DRDGOLD Respondents leave to appeal on both the certification and transmissibility of damages.
It is not possible at this stage to ascertain what the probable outcome of this case will be and how it will affect our business, operating results and financial condition.
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
DRDGOLD invested R22 million in the construction of a filtration plant at the Rondebult Waste Water Works (operated by the East Rand Water Care Company) to treat sewage water to reduce the use of potable water. The plant was commissioned in early fiscal 2016 and provides Ergo with 10 Ml a day from the Rondebult sewage treatment facility. This water is used both to reclaim and carry production materials and also, ultimately, to irrigate rehabilitation vegetation at a significantly lower cost than that of potable water.
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
Government policies in South Africa may adversely impact our operations and profits related to financial provisioning for rehabilitation.
New Financial Provisioning Regulations (“FPR”) were published on November 20, 2015 under the National
Environmental Management Act, 107 of 1998 (“NEMA”) and became effective from the date of publication thereof. Under these FRPs to be implemented by the DMR, existing environmental rehabilitation trust funds may only be used for post closure activities and may no longer be utilised for their intended purpose of concurrent and final rehabilitation and closure. This is likely to affect the amount of funds set aside for financial provision for rehabilitation of the mine.
Mining royalties and other tax reform could have an adverse effect on the business, operating results and financial condition of our operations.
The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African Government Gazette on November 24, 2008. The Mineral and Petroleum Resources Royalty Act
(Administration), No.29 of 2008, published on November 26, 2008, became effective from March 1, 2010. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the taxed entity. The royalty is payable on old unconverted mining rights and new converted mining rights. Based on a legal opinion the Company obtained, mine dumps created before the enactment of the Mineral and Petroleum Resources Development Act (“MPRDA”) fall outside the ambit of this royalty and consequently the Company does not pay any royalty on any dumps created prior to the MPRDA. Introduction of further revenue based royalties or any adverse future tax reforms could have an adverse effect on the business, operating results and financial condition of our operations.

The implementation of carbon or other climate change related taxes might have a direct or indirect negative cost impact on our operations.
Climate change is a global problem that requires both a concentrated international response and national efforts to reduce greenhouse gas, or GHG, emissions. The United Nations Framework Convention on Climate Change is the main global response to climate change. The associated Kyoto Protocol is an international agreement that classifies countries by their level of industrialization and commits certain countries to GHG emission reduction targets. Although South Africa is not one of these countries identified, it ranked among the top 20 countries measured by absolute carbon dioxide emissions. During the 2009 Copenhagen climate change negotiations, South Africa voluntarily announced that it would act to reduce domestic GHG emissions by 34% by 2020 and 42% by
2025, subject to the availability of adequate financial, technological and other support. The two main economic policy instruments available for setting a price on carbon and curbing GHG emissions are carbon taxation and emissions trading schemes. In a discussion paper on carbon taxation by the National Treasury of the South African Government released in June 2013 different methods of carbon taxation were discussed. The implementation of these carbon taxes has been postponed. Should these taxes be implemented, they might have a direct or indirect cost impact on our operations which could have an adverse effect on the business, operating results and financial condition.
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
In September 2010, the Department of Mineral Resources (“DMR”) released amendments to the Mining Charter. The intention behind the amendments to the Mining Charter was to clarify certain ambiguities and uncertainties which existed under the
Mining Charter and to provide more specific targets. However, there are a number of matters that still require clarification and discussions in respect of interpretations of the requirements are in progress with the DMR. The goals set by the amendments to the
Mining Charter include: minimum 26% HDSA ownership by March 2015; procurement of a minimum 40% of capital goods, 50% of consumer goods and 70% of services from Black Economic Empowerment, or BEE, entities by March 2015; minimum 40% HDSA representation at each of executive management level, senior management level, middle management level, junior management level and core and critical skills levels; minimum 3% investment of annual payroll in skills training; investment in community development; and attain an occupancy rate of one person per room in on-site accommodation.
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
Labor costs constituted 18% of our production costs for fiscal 2016 (2015: 18% and 2014: 17%). As of June 30, 2016, our
operations provided full-time employment for 924 employees while our main service providers deployed an additional 1,560 employees to our operations, of whom approximately 81.8% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We are also susceptible to strikes by workers from time to time, which result in disruptions to our mining operations.
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

Labor unrest could affect production.
During August and September 2012, there were a number of illegal strikes at several mining companies in South Africa and events related to these strikes resulted in 45 people being killed. Between February and June 2014, the platinum industry had a wage strike that lasted for five months. Above inflation wage increases and changes to working conditions were agreed to in order to bring the strike to an end. We are currently negotiating a recognition agreement with the AMCU which was involved in some of these events. See “-Increased production costs could have an adverse effect on our results of operations.”
We use Frazer Alexander for the management of our reclamation sites as well as the Deposition facility at Brakpan/Withok
TDF. Any labor unrest or other significant issue at Frazer Alexander may impact the operation of this facility.
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
While the South African Government has relaxed exchange controls, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. For further information see Item 10D. Exchange Controls.
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
The market price of our ordinary shares or ADSs could fall if substantial amounts of ordinary shares or ADSs are sold by our stockholders, or there is the perception in the marketplace that such sales could occur. Current holders of our ordinary shares or ADSs may decide to sell them at any time. Sales of our ordinary shares or ADSs, if substantial, or the perception that any such substantial sales may occur, could exert downward pressure on the prevailing market prices for our ordinary shares or ADSs, causing their market prices to decline. Trading activity of hedge funds and the ability to borrow script in the market place will increase trading volumes and may place our share price under pressure.
Dividend withholding tax will reduce the amount of dividends received by beneficial owners.
On April 1, 2012, the South African Government replaced Secondary Tax on Companies (then 10%) with a 15%
withholding tax on dividends and other distributions payable to shareholders. The withholding tax reduced the amount of dividends or other distributions received by our shareholders. Any further increases in such tax will further reduce dividends received by our shareholders.
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
We are a public limited liability company, incorporated on February 16, 1895, as Durban Roodepoort Deep Limited, and our
shares were listed on the Johannesburg Stock Exchange ("JSE"). On December 3, 2004, the company changed its name from Durban
Roodepoort Deep Limited to DRDGOLD Limited. Our operations have focused on South Africa's West Witwatersrand Basin, which has been a gold producing region for over 100 years.
Our shares and/or related instruments trade on the JSE, New York Stock Exchange, the Marche Libre on the Paris Bourse,
the Over The Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange.
Our registered office and business address is Off Crownwood Road, Crown Mines, 2092, South Africa. The postal address is P.O. Box 390, Maraisburg, 1700, South Africa. Our telephone number is (+27 11) 470-2600 and our facsimile number is (+27 86)
524-3061. We are registered under the South African Companies Act 71, 2008 under registration number 1895/000926/06. For our
ADSs, the Bank of New York Mellon, at 101 Barclay Street, New York, NY 10286, United States, has been appointed as agent.
All of our operations are conducted in South Africa.
Ergo
Ergo, our wholly owned mining subsidiary, was formed in June 2007. Ergo is the surface tailings retreatment operation consisting of what was historically the Crown Gold Recoveries Proprietary Limited (Crown), East Rand Proprietary Mines
Limited's (ERPM) Cason operation and the ErgoGold business units which are now collectively referred to as Ergo. On July 1,
2012, Ergo acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface operations. Also as part of this restructuring, Ergo acquired DRDGOLD's 35% interest in ErgoGold for
R200 million.
An important development project at Ergo, the flotation and fine-grind project was commissioned during fiscal 2014 and is designed to improve extraction efficiencies which are derived from the separation of gold contained within the sulfides of the tailings material by subjecting the treated material to a flotation circuit, further regrinding and a leach circuit. This project was partially financed through capital raised by the Domestic Medium Term Note Program, or DMTN Program.
Refurbishment of the Ergo plant’s second carbon in leach (CIL) circuit took place in September 2011, and refurbishment of the remaining five carbon-in-leach tanks were completed during September 2015 at an aggregate cost of R18.3 million to increase volume capacity by approximately 0.3Mtpm to a total of 2.1Mtpm.
ERPM
ERPM, which consists of an underground mine, which is under care and maintenance, and ERPM Extension 1 and 2 exploration tenements, were acquired on October 10, 2002. Underground mining at ERPM was halted in October 2008. On July 1,
2012, ERPM sold its surface mining assets and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo as part of the restructuring of our surface operations.
In line with the Group’s strategy to exit underground mining operations, on July 24, 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcot Capital for the disposal of certain of the underground mining and prospecting rights held by ERPM including the related liabilities. This agreement is subject to a number of conditions, including a number of regulatory consents and permission, most notably consent to the sale by the Minister of Mineral Resources.
The Ministerial consent has to date not been received.

Crown
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
Chizim Gold
Chizim Gold was established in December 2009 as a 50:50 joint venture with Chizim Investments (Pvt) Limited, or Chizim
Investments, to conduct feasibility studies on certain gold exploration tenements in Zimbabwe’s Greenstone Belt extending over an area of more than 21,000 hectares. On June 7, 2013 DRDGOLD reduced its holding to 49%. On June 30, 2013 the entity stopped conducting feasibility studies on all exploration tenements in Zimbabwe. This company became dormant after DRDGOLD ceased funding and support its activities during fiscal 2013.
As underground mining is not in line with DRDGOLD’s strategy, DRDGOLD disposed of its exploration assets in
Zimbabwe during the last quarter of the year ended June 30, 2015.
Important Events in Our General Development and in the Current Year
Brakpan/Withok TDF expansion
Ergo has the technology to fine-grind gold-bearing material to achieve recovery efficiencies previously beyond the reach of typical metallurgical processing. Although we pump processing material from as far as 60km away, most of our tailings mine residue recovery sites are based in the vicinity of Ergo, including our surface and pipeline infrastructure. This is the key focus of
DRDGOLD’s operations. We process approximately 1.8Mt of material through Ergo’s Brakpan plant every month. In order to extend the life of our operation, it is necessary to increase residue tailings deposition capacity at our Brakpan/Withok TDF.
A legal review of the existing authorizations was undertaken for increasing the deposition capacity of the Brakpan/Withok
TDF. The results indicated that most of the current authorizations are sufficient, however certain documentation will need to be amended. This could increase the potential deposition capacity by approximately 800Mt, and thus, our life of mine from 10 years to more than 20 years. For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item 4D. Property, Plant and Equipment, and Item 5B. Liquidity and Capital Resources.
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
DRDGOLD uses sustainable development to direct its strategic thinking. Our goal is to optimally utilize an entire resource over the long term thereby seeking sustainable benefits in respect to the following capitals, each of which is essential to our operation and our financial, manufactured, natural, social and human capital.
We also aim to align and overlap the interests of each of these capitals in such a manner that an investment in any one translates into value-added increases in as many of the others as possible. We therefore seek to achieve an enduring and harmonious alignment between them, and we pursue these criteria in the feasibility analysis of each investment. The board intends to explore the opportunities made possible by technology, which means further investment in research and development (“R&D”) to improve gold recoveries even further over the long term.
During the fiscal years presented in this Annual Report (fiscal years 2014, 2015 and 2016), all of our operations took place in one geographic region, namely South Africa.

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
Sand dumps are reclaimed mechanically using front end loaders that load sand onto conveyor belts. The sand is fed onto a screen where water is added to wash the sand into a sump, from where it is pumped to the plant. Most sand dumps have already been retreated using more efficient milling methods. Lower grade slimes dams were the product of the “tube and ball mill” recovery process. This material has become economically more viable to process owing to improved treatment methods. The material from the slimes dams is broken down using monitor guns that spray jets of high pressure water at the target area. The resulting slurry is then pumped to a treatment plant for processing.
Exploration
Exploration activities are focused on the extension of existing reserves and identification of new reserves both at existing sites and at undeveloped sites. Once a potential site has been identified, exploration is extended and intensified in order to enable clearer definition of the site and the portions with the potential to be mined. Geological techniques are constantly refined to improve the economic viability of exploration and exploitation.
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
After several years of strong trending, the average gold spot price decreased by 5% from $1,224 per ounce to $1,167 per ounce during the fiscal year 2016 and by 6.0% from $1,296 per ounce to $1,224 per ounce during the fiscal year 2015. The average gold price received by us for fiscal 2016 was R546,142 per kilogram which was 21% higher than the previous year at R451,297 per kilogram mainly as a result of the weakening of the Rand.
Looking ahead we believe that the global economic environment, including escalating sovereign and personal levels of debt, economic volatility and the oversupply of foreign currency, will again make gold attractive to investors. The supply of new gold has shrunk and is likely to shrink even more due to the significantly reduced capital expenditure and development occurring in the sector.
This coupled with the volatile state of the global economy and generally weak economic policies, are likely to provide significant support to the gold price in the long term.
All of our revenue is generated in South Africa. Our total revenue for year ended June 30, 2016 amounted to R2,443.1 million (2015: R2,105.3 million and 2014: R1,809.4 million).
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
We currently own 11% of Rand Refinery.

Ore Reserves
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
When delineating the economic limits to the ore bodies, we adhere to the following guidelines:
•   The potential ore to be mined is well defined by an externally verified and approved geological model;
•   The potential ore, which is legally allowed to be mined, is also confined by the mine's lease boundaries; and
•   A business plan is prepared to mine the potential ore.
Our Ore Reserves figures are estimates, which may not reflect actual reserves or future production. These figures are prepared in accordance with industry practice, converting mineral deposits to an Ore Reserve through the preparation of a mining plan. The Ore Reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on statistical inferences. Reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization.
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
2016
2015
2014
Three-year
average gold
price
Prevailing
gold price
Three-year
average gold
price
Prevailing
gold price
Three-year
average gold
price
Prevailing
gold price
Reserve gold price –$/oz 1,228 1,293 1,385 1,184 1,539 1,289
Reserve gold price –R/kg 475,268 591,697 443,608 453,276 431,098 438,575
Exchange rate –R/$ 12.03 14.23 10.10 11.91 8.71 10.58
In fiscal 2016, our Ore Reserves (imperial) decreased by 1% from 1.86 million ounces at June 30, 2015, to 1.84 million ounces at June 30, 2016, mainly because of depletion. The life of mine for Ergo based on proven and probable reserves under
Industry Guide 7 of the SEC as at June 30, 2016, was 7 years and the life of mine as at June 30, 2015 was 7 years. The difference between the life of mine as described above versus the life of mine contemplated on page F-7 of Item 18 Financial Statements and elsewhere in this report is due to differences in prevailing mineral reporting regulation in the different jurisdictions within which we report. An accelerated drilling program commenced during Q1 of fiscal 2017 with the intension of converting resources to ore reserves and issuing an updated reserve statement during fiscal 2017.

DRDGOLD's Ore Reserves as of June 30, 2016 and 2015 are set forth in the tables below.
Ore Reserves: Imperial
At June 30, 2016
At June 30, 2015
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton)
('000 ozs)
Ergo
1
Surface ................................................................ 140.780
0.01
1,262 47.632
0.01
578
138.401
0.01
1,288
46.92
0.01
575
Total
2
...................................................................... 140.780
0.01
1,262 47.632
0.01
578
138.401
0.01
1,288
46.92
0.01
575
Ore Reserves: Metric
At June 30, 2016
At June 30, 2015
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
Ergo
1
Surface ................................................................. 127.716
0.31
39.246
43.212
0.42
17.989
125.555
0.32
40.062
42.569
0.42
17.890
Total
2
...................................................................... 127.716
0.31
39.246
43.212
0.42
17.989
125.555
0.32
40.062
42.569
0.42
17.890
1
The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of tons delivered to the mill.

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to an extent to the fluctuation of the gold price. If we had used different gold prices than the three-year average prices at the time of reserve determination, as of June
30, 2016 and 2015 respectively, we would not have had significantly different reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different gold prices, our Ore Reserves as of June 30,
2016 and 2015 would be as follows:
Year ended June 30, 2016
Three-year
average gold
price
Prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram 475,268 591,697 532,527 650,867
Dollar gold price per ounce 1,228 1,293 1,164 1,423
Ore Reserves (million ounces) 1.8 1.8 1.8 1.8
Year ended June 30, 2015
Three-year
average gold
price
Prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram 443,608 453,276 407,948 498,603
Dollar gold price per ounce 1,385 1,184 1,065 1,302
Ore Reserves (million ounces) 1.9 1.9 1.9 1.9
The approximate mining recovery factors for the 2016 ore reserves shown in the above table are as follows:
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Ergo.............................
95 42.8
The approximate mining recovery factors for the 2015 ore reserves shown in the above table are as follows:
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Ergo.............................
100.0 45.2
The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2016 and 2015, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.
Proven
Reserves
Probable
Reserves
Ergo ........................................................................................................................ 328 ft. by 328 ft. 328 ft. by 328 ft.
The pay-limit grades based on the three year average dollar price for gold amounting to R475,268 and costs used to determine reserves as of June 30, 2016, are as follows:
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Ergo............................................................................
0.26 60.08
The pay-limit grades based on the three year average dollar price for gold amounting to R443,608 and costs used to determine reserves as of June 30, 2015, are as follows
Pay-limit grade (g/t)
Costs used to determine pay-limit
grade (R/t)
Ergo...............................................................................................
0.266 50.50
We apply the pay-limit approach to the mineralized material database of our business in order to determine the tonnage and grade available for mining.

Governmental regulations and their effects on our business
Common Law Mineral Rights and Statutory Mining Rights
Prior to the introduction of the Minerals and Petroleum Resources Development Act, or MPRDA in 2002, ownership in mineral rights in South Africa could be acquired through the common law or by statute. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South African government under the provisions of the MPRDA and old order proprietary rights were required to be converted to new order rights of use within certain prescribed periods, as dealt with in more detail below.
Old Order Rights - Mining Authorizations
Schedule II of the MPRDA allows the Minister to grant, on application, appropriate rights over the same mineral on the same land which is the subject of the old order right. By way of example, holders of unused old order rights had for a period of one year from the effective date of the MPRDA the exclusive right to apply for an appropriate right in terms of item 8 of Schedule II.
Once an old order right is lodged for conversion at the Department of Mineral Resources (DMR), it remains in force until it is converted.
Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002
Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRDA. In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and a social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRDA on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRDA mining rights are not perpetual, but endure for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to five years, with one further period of renewal of three years. Applications for conversion of our old order rights were submitted to the DMR within the requisite time periods. As at September 30, 2016, all of our old order mining rights have been converted into new order rights under the terms of the MPRDA.
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
During June 2014 the Minister of Mineral Resources asked the State President to delay signing the Bill until after its potential impact on the industry is further investigated. No further developments occurred during the year ended June 30, 2016.
The Broad Based Socio-Economic Empowerment Charter
In order to promote broad based participation in mining revenue, the MPRDA provides for a Mining Charter to be developed by the Minister within six months of commencement of the MPRDA beginning May 1, 2004. The Mining Charter was initially published in August 2004 and was subsequently amended in September 2010. Its objectives include:
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
•   promotion of beneficiation.
The Mining Charter sets certain goals on equity participation (amount of equity participation and time frames) by historically disadvantaged South Africans of South African mining assets. It recommends that these are achieved by, among other methods, disposal of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership by May 1, 2014. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years from May 1, 2004. Compliance with these objectives is measured on the weighted average “scorecard” approach in accordance with a scorecard which was first published around August 2010.
The Mining Charter and the related scorecard are not legally binding and, instead, simply state a public policy. However, the DMR places significant emphasis on the compliance therewith. The Mining Charter and scorecard, have a decisive effect on administrative action taken under the MPRDA.
In recognition of the Mining Charter’s objectives of transforming the mining industry by increasing the number of black people in the industry to reflect the country’s population demographics, to empower and enable them to meaningfully participate in and sustain the growth of the economy, thereby advancing equal opportunity and equitable income distribution, we have achieved our commitment to ownership compliance with the MPRDA through our existing black economic empowerment structure with Khumo Gold and the DRDSA Empowerment Trust. Our black economic empowerment partners, Khumo Gold and the DRDSA
Empowerment Trust, hold 8% and 2%, respectively, in DRDGOLD Limited. (See Item 4C. Organizational Structure).
Mine Health and Safety Regulation
The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in
January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. The 2009 amendments to the Act dealt with inter alia the stoppage of production and increase punitive measures including increased financial fines and legal liability of mine management. Some of the more important provisions in the 2009 amendment bill are the insertion of a new section 50(7A) that obliges an inspector to impose a prohibition on the further functioning of a site where a person’s death, serious injury or illness to a person, or a health threatening occurrence has occurred; a new section 86A(1) creating a new offence for any person who contravenes or fails to comply with the provisions of the Mine Health and Safety Act thereby causing a person’s death or serious injury or illness to a person. Subsection (3) further provides that (a) the “fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission”; and that (b) “the defense of ignorance or mistake by any person accused cannot be permitted”; or that (c) “the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted”; a new section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines have also been increased. Any owner convicted in terms of section 86 or 86A may be sentenced to “withdrawal or suspension of the permit” or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fine for other offences and for administrative fines have all been increased, with the highest being R1 million. The President assented to the amendment bill in April 2009. The amendment Act was proclaimed and came into law in May 2009.
Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependents for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers of the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal 2016, we contributed approximately R3.4 million under the COID (2015: R4.6 million) Act to a multi-
employer industry fund administered by Rand Mutual Assurance Limited.
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
The impact on the environment by mining operations is extensively regulated by the MPRDA. The MPRDA has onerous provisions for personal liability of directors of companies whose mining operations have an unacceptable impact on the environment.
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
The MPRDA imposes specific, ongoing environmental monitoring and financial reporting obligations on the holders of mining rights.
Our environmental risks have been addressed in EMPs which have been submitted to the DMR for approval. Additionally, key environmental issues have been prioritized and are being addressed through active management input and support as well as progress measured in terms of activity schedules and timescales determined for each activity.
Our existing reporting and controls framework is consistent with the additional reporting and assessment requirements of the
MPRDA.
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
Financial Provision for Rehabilitation
We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We fund these environmental rehabilitation costs by irrevocable contributions to environmental trust funds that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2016, we held a total of R103.0 million (2015: R96.5 million) in trust, the balance held in each fund being
R93.8 million (2015: R87.9 million) for Ergo and R9.2 million (2015: R8.6 million) for ERPM. Trustee meetings are held as required and quarterly reports on the financial status of the funds, are submitted to our board of directors.If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.
Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the operational life of mine, the MPRDA assumes a fully compliant fund at any given time. Insurance instruments may also be utilized to make up the shortfall in available cash funds subject to the DMR’s consent. The Company has subsequently made use of approved insurance products for a portion of its rehabilitation liabilities. As of June 30, 2016, we held a total of R108.3 million (2015: R100.3 million) in funds held in insurance instruments. As at June 30, 2016 guarantees amounting to R427.2 million (2015: R404.0 million) were issued to the DMR.
The net present value of the aggregate group provision for environmental rehabilitation was R538.5 million at June 30,
2016, compared to R510.9 million at June 30, 2015. This has been included in the provision for environmental rehabilitation amounting to R522.9 million (2015: R493.3 million) as well as in assets and liabilities classified as held for sale amounting to R15.6 million (2015: R17.6 million) in our financial statements as at June 30, 2016.
New Financial Provisioning Regulations (“FPR”) were published on November 20, 2015 under the National Environmental
Management Act, 107 of 1998 (“NEMA”) and became effective from the date of publication thereof. The FPR now prescribe that contributions to Trust Funds may only be used for post closure rehabilitation and may no longer be utilised for their intended purpose of concurrent and final rehabilitation and closure.
On September 9, 2016, the Minister of Environmental Affairs published a notice of intention to amend the FPR (“Amendment Notice”)
On October 26, 2016, the Amendment Notice was promulgated in terms of which holders will, inter alia, now have a period of
39 months within which to comply with the FPR. It does, however, not address all the concerns raised by DRDGOLD who will therefore continue to pursue a comprehensive solution to its concerns.
and invited members of the public to submit written representations or objections to the provisions contained in the Amendment Notice. Submissions in respect of the Amendment Notice were filed by DRDGOLD on October 10, 2016 on the basis that there are number of fatal flaws and legal uncertainties in the FPR and, in fact, the Amendment Notice raises further questions regarding the content and application of the FPR.

4C. ORGANIZATIONAL STRUCTURE
The following chart shows our principal subsidiaries as of September 30, 2016. All of our subsidiaries are incorporated in
South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries.
4D. PROPERTY, PLANT AND EQUIPMENT
DRDGOLD OPERATIONS
SEPTEMBER 30, 2016
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

Ergo
Overview
At June 30, 2016 we own 100% of EMO, which in turn owns 100% of Ergo. Ergo is a surface tailings retreatment operation consisting of what was historically the Ergo, Crown, ERPM’s Cason operation and ErgoGold business units which are now collectively referred to as Ergo. ERPM’s Cason Dump surface tailings retreatment operation was depleted in the fourth quarter of calendar 2014. Ergo undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central and east Johannesburg. In order to improve synergies, effect cost savings and a simpler group structure, DRDGOLD restructured the Group’s surface operations (Crown, ERPM’s Cason operation and ErgoGold) into Ergo with effect from July 1,
2012. At June 30, 2016, DRDGOLD employed 924 full-time employees. In addition, specialist service providers deployed a further
1,560 employees to our operations bringing the total number of inhouse and outsourced employees to 2,484.
Properties
Ergo's operations are located approximately 43 miles (70 kilometers) east of the Johannesburg’s central business district in the province of Gauteng on land owned by Ergo. Access to the Ergo plant is via the Ergo Road on the N17 Johannesburg-Springs motorway. As of June 30, 2016 and September 2016, no encumbrances exist on Ergo's property.
Crown is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations, City Deep, Crown
Mines and Knights. The entire mining footprint consists of the mining rights of City Deep, Consolidated Main Reef & Estates, Crown
Mines (“3Cs”) and Knights. Crown’s mining rights have been converted to new order rights under the MPRDA and the mining rights in respect of the 3Cs and Knights were registered at the Mineral and Petroleum Titles Registration Office in January 2014. In March
2013, applications for the transfer of the mining rights held by the 3Cs and Knights to ERGO were lodged with the DMR following the restructure of the company into a single surface retreatment business unit. These applications were successful and were notarially executed in March 2014.
The Crown Mines operation is located on the West Wits line within the Central Goldfield of the Witwatersrand Basin, approximately 6 miles (10 kilometers) west of the Johannesburg central business district in the province of Gauteng. Access is via
Xavier Road on the M1 Johannesburg-Kimberley-Bloemfontein highway.
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
Additional agreements were concluded with AngloGold Ashanti on November 14, 2007 for the acquisition by Ergo of additional tailings properties and the Brakpan/Withok TDF for consideration of R45.0 million.
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
2013
In order to improve synergies, effect cost savings and a simpler group structure DRDGOLD restructured the Group’s surface operations into Ergo on July 1, 2012, which consisted of Crown, the surface operations of ERPM and ErgoGold.
Construction and commissioning of the Ergo flotation/fine-grind plant (FFG) was completed in late December 2013.
2014
The FFG was suspended in April 2014 after metallurgical efficiencies declined. Test-work recommenced in August.
A prospecting right in respect of surface tailings dumps on various portions of the Farm Grootvlei and a portion of the
Farm Geduld was registered on May 12, 2014 for a period of 5 years ending on April 21, 2019.
2015
The FFG became fully operational in February 2015.

Ministerial consent in terms of section 11 of the MPRDA for the restructuring of the Group’s surface operations into
Ergo were obtained.
2016
A legal review of the existing authorisations was undertaken for increasing the deposition capacity of the Brakpan/Withok
TDF. The results indicated that most of the current authorisations are sufficient, however certain documentation will need to be amended.
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
1997
Randgold Exploration Limited and Continental Goldfields of Australia entered into a joint venture with the intention to establish a company that would acquire dump retreatment operations on the Witwatersrand. This resulted in the formation of Crown Consolidated Gold Recoveries Limited, or CCGR, which was incorporated as a public company in
South Africa in May 1997. Crown was a wholly owned subsidiary of CCGR and consists of the surface retreatment operations of Crown Mines, City Deep and Knights.
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
2009
The reclamation of the Top Star Dump commenced in December 2008. Crown also commenced with the reduction of volumes to 0.4Mtpm to implement the planned Crown Tailings Deposition Facility closure plan.
2010
The surface circuit of ERPM was incorporated into Crown for reporting purposes.
Board approval was obtained to construct a pipeline to the Ergo tailings deposition site to enable Crown to restore its deposition capacity to 0.6Mtpm. Restored deposition capacity provides the operation with the opportunity to exploit potential new ore reserves.
2011
Construction of the pipeline to the Ergo tailings deposition site continued and was scheduled for completion in
December 2011.
2012
Construction of the pipeline to the Ergo tailings deposition site was completed.
2013
On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo.
2015
Ministerial consent in terms of section 11(2) of the MPRDA to cede the converted mining rights of Crown to Ergo was obtained and in August 2015 the converted mining rights were registered.
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
We have four metallurgical plants, known as Ergo, Crown Mines, City Deep and Knights. Our two gold producing metallurgical plants, Ergo and Knights have an installed capacity to treat approximately 28.8 million tons of material per year year and are fully operational. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits. Crown Mines serves as a milling and distribution station, as does City Deep.
In addition to the four metallurgical plants, Ergo’s assets include: access to tailings deposited across the western, central and eastern Witwatersrand; the Crown milling and pump station close to the Johannesburg central business district; a 50km pipeline; and
tailings deposition facilities including the significant Brakpan TDF.
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

Set forth below is a description of each of our plants:
Ergo Plant: Commissioned by Anglo American Corporation in 1977, became part of AngloGold Ashanti in 1998 from which it was acquired for consideration of R42.8 million in 2007. The remaining five CIL tanks were refurbished during fiscal 2015 to increase capacity to treat up to 25.2Mt per year. The Ergo FFG project is designed to assist in liberating the gold particles currently encapsulated in the sulphides and to achieve a targeted improvement in gold recovery efficiencies of between 16% and 20%. This circuit commenced a three month test phase during August 2014 after it was temporarily suspended in April 2014 following a decline in metallurgical efficiencies. By February 2015 the FFG was returned to full operation.
Knights Plant: Commissioned in 1988, this surface/underground plant comprises a circuit including screening, primary cycloning, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electro-winning and smelting to doré. The Knights plant, although historically part of the Crown operation, is located further east and considerably closer to the Brakpan TDF. Due to the location of the Knights plant it is able to access the Brakpan TDF to deposit waste. The Knights plant has an installed capacity to treat an estimated 3.6Mt per year.
Crown Mines Plant: Commissioned in 1982, this surface/underground plant comprises a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré. In June 2012, the gold extraction portion of the Crown plant was discontinued
and all material is now only screened, milled and thickened. This material is then pumped to the Ergo plant for the final extraction of gold.
City Deep Plant: Commissioned in 1987, this surface/underground plant comprises a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, CIL, elution and zinc precipitation followed by calcining and smelting to doré. Retreatment continued at the City Deep Plant until the plant was decommissioned in August 2013 to operate as a milling and pump station and is currently pumping material to the Ergo
Plant for the final extraction of gold.
As of June 30, 2016, the net book value of Ergo’s mining assets was R1,586.8 million (2015: R1,676.2 million).
Capital Expenditure
During fiscal 2016, capital expenditure increased primarily as a result of R40.2 million spent on bringing the 4L2 site on line and R13 million on phase II of the refurbishment of the No 3 tailings thickener. R46.6 million was spent on various other items. The following capital expenditure was incurred at Ergo in fiscal 2016, 2015 and 2014:
2016
2015
2014
R’000
R’000
R’000
Ergo flotation/fine-grind plant ........................................................................... - - 23,759
Ergo flotation/fine-grind plant (pre-production working costs)......................... - - 65,813
Ergo flotation/fine-grind plant (high-grade CIP circuit converted to CIL) ....... 3,455 5,696 -
Refurbishment of the second leach section........................................................ - 16,086 983
Refurbishment of thickener................................................................................ 13,014 6,142 -
Lime Plant ......................................................................................................... 2,456
Other plant – various smaller items upgrades..................................................... 8,163 7,340 -
TCTA additional water ..................................................................................... 1,909 - -
Centralised water facility ................................................................................... 1,930 - -
Rondebult sewerage ..................... water............................................................. 439 21,655 75
Knights residue pipeline .................................................................................... - 3,050 5,836
Benoni Slurry line.............................................................................................. - - 3,359
Crown/Ergo Pipeline Project ............................................................................. - - 3,265
Benoni sand.................... milling........................................................................ - - 3,007
Pump Station 4A8 ............................................................................................. 33,033 - -
4L2 reclamation site .......................................................................................... 7,116 - -
Reclaim Mooifontein and GMTS return water dam ......................................... 3,070 - -
Van Dyk reclamation site................................................................................... - 7,244 -
Soweto cluster dump..................... reclamation.................................................. - 2,124 951
Other reclamation sites ........... sites…………................................................... 1,234 3,209 32,375
Brakpan/Withok TDF – various smaller items .................................................. 9,478 7,428 7,187
Daggafontein Tailings Facility........................................................................... 248 1,550 2,253
Residue Linear ................................................................................................... - 1,790 1,954
Knights girth gear and pinion............................................................................. - 2,732 1,356
Replace existing infrastructure........................................................................... 6,588 - -
Other equipment ................................................................................................ 1,683 772 610
Withok conceptual studies, recommissioning and design studies....................... 2,395 - 160
Security............................................................................................................ 25 215 1,311
IT hardware and infrastructure........................................................................... 588 431 464

Other .................................................................................................................. 1,491 - 57
98,315 87,464 154,775
Currently there are no material plans to construct, further expand or improve facilities other than optimizing and maintaining existing facilities. Capital expenditure is mainly financed through operational cash flows while financing for significant non-
sustaining capital projects may be obtained through specific financing arrangements if required.
Exploration and Development
Exploration and development activity at Ergo would involve the drilling of surface dumps and evaluating the potential gold bearing surface material.
Environmental and Closure Aspects
Ergo operates at sites located in close proximity to significant municipal infrastructure, commercial and residential development. The major environmental risks are associated with dust from various reclamation sites, and effective management of relocated process material on certain tailings dams. The impact of windblown dust on the surrounding environment and community is addressed through a scientific monitoring and evaluation process, with active input from Professor H. Annagarn from the Cape
Peninsula University of Technology and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants, which are audited annually. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in
Ergo’s metallurgical plants. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Ergo has an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to the capacity of return water dams.
Dust pollution is controlled through an active environmental management program for the residue disposal sites and chemical and organic dust suppression on recovery sites. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Additionally, environmentally friendly dust suppressants are applied. Dust fall-out is monitored through an extensive dust monitoring network monthly, and is utilized as a management measure to ensure the effectiveness of mitigation measures employed. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings followed by the application of lime, to reduce the natural acidic conditions, and fertilizer to assist in the growth of vegetation planted on the tailings dam.
A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place. The surface reclamation process at Ergo has several environmental merits as it removes potential pollution sources and opens up land for development.
Environmental management and compliance is further assisted by the in–house developed electronic monitoring system
(Compliance Management Tool) that incorporates all existing Environmental Impact Assessments (“EIA's”), EMP's, Mining Right
Conversions, Performance Assessments and Social and Labor Plans (“SLPs”) associated with each mining right. The existing and most recent studies are used to supplement the management components with regards to the mining right boundaries and its required compliance parameters. The individual management items are integrated to provide a holistic overview of the state of each of the mining right areas. Spatial data pertaining to the mining right boundaries is stored onto a central database and is utilized to create a live map which illustrates the mining right area and various environmental monitoring systems. This map depicts the mining right boundaries, roads, rails, mine dumps, plants, rivers, pipeline routes, servitudes, way leaves, municipal services and other spatial data relevant to our mining operations.
While the ultimate amount of rehabilitation costs to be incurred is uncertain, we have estimated that the total cost for Ergo, in current monetary terms as at June 30, 2016 is approximately R522.9 million. As at June 30, 2016, a total of R93.8 million has been contributed to the Crown Rehabilitation Trust Fund, while a total of R44.9 million has been contributed by Ergo to funds held in insurance instruments to fund Ergo's environmental obligations. The Crown Rehabilitation Trust Fund is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of
South Africa.
Ore Reserves
As at June 30, 2016, our 100% share of the Proven and Probable Ore Reserves of Ergo was 1.84 million ounces. As at June
30, 2015 Proven and Probable Ore Reserves was 1.86 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Mr. Gary Viljoen is the designated competent person in terms of the SAMREC Code responsible for the compilation and reporting of ore reserves. Ore reserves were independently reviewed by Red Bush Geoservices Proprietary Limited (Red Bush) for compliance with the SAMREC Code, the National Instrument 43-101 and the United States Securities and Exchange Commission (SEC) Industry Guide 7.

Production
In fiscal 2016, production decreased from 150,145 ounces to 143,457 ounces mainly due to a 9% decline in the average yield from 0.197g/t to 0.180g/t in fiscal 2016. The lower average yield was a consequence of various factors:
•   depletion of higher grade JCC dump sand material, reporting to the Crown plant, and of Cason dump material, reporting to the Knights plant;
•   lower grade slimes material from clean-up operations now reporting to Crown and from the 4A6 and 5A9 dumps now reporting to Knights; and
•   the decrease in grade of material from the Elsburg reclamation site, reporting to the Ergo plant.
Volume throughput for the year increased with 5% from 23,750,000 tonnes to 24,842,000 tonnes
Cash operating costs in fiscal 2016 was down $55 per ounce from $1,013 in fiscal 2015 to $958 per ounce.
The following table details the production results of the Group (consisting mainly of the production results of Ergo) for the past fiscal year:
2016
2015
2014
Production (imperial)
Ore milled ('000 tons)................................................................................................ 24,842 23,750 23,908
Recovered grade (oz/ton) .......................................................................................... 0,005 0,006 0,005
Gold produced (ounces) ............................................................................................ 143,457 150,145 132,909
Results of Operations
Revenue (R‘000) ..................................................................................................... 2,433,064 2,105,298 1,809,434
Cash operating cost (R‘000)
(1)
................................................................................
1,991,180 1,741,592 1,540,622
Cash operating costs (R/kilogram)
(1)
.......................................................................
446,153 372,932 372,671
All-in sustaining costs (R/kilogram)
(1)
.................................................................... 499,425 411,548 401,691
All-in cost (R/kilogram)
(1)
.......................................................................................
512,353 422,095 436,503
(1) Cash operating cost, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. These are all non IFRS measures. For a reconciliation of these measure see Item 5A.: “Operating Results -
Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”
See Item 5A. Operating Results – Capital expenditure for a discussion on capital expenditure.
ERPM
Overview
As at June 30, 2016 we own 100% of ERPM, which is consolidated as a subsidiary, through our 100% holding in EMO.
ERPM consists of an underground section that was halted in October 2008. At June 30, 2016, ERPM had no employees. The financial results and assets and liabilities of these halted underground operations are included in ‘Corporate office and other reconciling items’ in the financial statements for segmental reporting purposes for all three years presented.
On July 24, 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcot Capital, for the disposal of certain of the underground mining and prospecting rights held by
ERPM including the related liabilities. All regulatory approvals required for this disposal have now been obtained, with the exception of the approval required under Section 11 of the Mineral and Petroleum Resource Development Act, which has not yet been obtained as a result of circumstances beyond our control. Management has taken timely action and remains confident that this last outstanding regulatory approval will be obtained in due course.
DRDGOLD received a request from the purchaser to restructure the payment terms following the lapse in time awaiting
Section 11 approval. Management is engaging with the purchaser to consider the restructure of payment terms in support of the timely conclusion of the disposal.
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
ERPM operates under mining license ML5/1997 in respect of statutory mining and mineral rights. As of June 30, 2016 and
September 2016, no encumbrances exist on ERPM's property.

At June 30, 2016, the net book value of ERPM’s mining assets was Rnil due to the transfer of ERPM’s related surface mining assets to Ergo as part of the restructuring which took place on July 1, 2012.
History
1895
Formation of ERPM.
1991
The FEV shaft was commissioned.
1999
ERPM was liquidated in August 1999. The mine was run by a small number of employees during liquidation.
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
2004
In July 2004 it was determined that the underground section would undergo a controlled closure program ending March
2005. The closure program was delayed due to a reduction in costs and improved productivity at the mine.
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
2015
Ministerial consent in terms of section 11(2) of the MPRDA to cede the converted mining rights of ERPM’s surface operations to Ergo was obtained and in August 2015 the converted mining rights were registered.
2016
ERPM received a request to restructure the payment terms of the disposal of certain underground mining and prospecting rights with Walcot Capital following the lapse in time awaiting Section 11 approval. Management is engaging with the purchaser to consider the restructure of payment terms in support of the timely conclusion of the disposal.
Mining and Processing
ERPM is under care and maintenance and did not produce any gold during fiscal 2016 and fiscal 2015.
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
An additional application to extend ERPM’s existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR in fiscal 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres). This prospecting right was initially granted for a period of 4 years and expired in March 2011. An application for renewal thereof was made in terms of the provisions of the
MPRDA. The renewal of the prospecting right was initially refused by the DMR, but after an appeal was lodged with the Legal
Services Directorate of the DMR, the renewal of the prospecting right was granted in November 2014. These rights, ERPM Ext 1 and
ERPM Ext 2, both form part of the sale assets of the transaction with Walcot Capital.
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
The government has appointed Trans-Caledon Tunnel Authority (TCTA) to construct a partial treatment plant
(neutralisation plant) to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the Heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant is co-disposed onto the Brakpan/Withok TDF. Partially treated water is then discharged by TCTA into the Elsburg Spruit. This agreement includes the granting of access to the underground water basin through one of ERPM shafts and the rental of a site onto which it constructed its neutralisation plant. In exchange, Ergo and its associate companies including ERPM have a set-off against any future directives to make any contribution toward costs or capital of up to R250 million. Through this agreement, Ergo also secured the right to purchase up to 30 ML of partially treated AMD from TCTA at cost, in order to reduce Ergo’s reliance on potable water for mining and processing purposes.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that as at June
30, 2016 the present discounted value of the total cost of rehabilitation for ERPM is approximately R15.6 million. A total of R9.2 million in the ERPM Rehabilitation Trust Fund and R63.4 million in insurance instruments is available for the settlement of these rehabilitation costs. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.
Ongoing Legal Proceedings
Ekurhuleni Metropolitan Municipality Electricity Tariff Dispute
In December 2014, an application (in the South Gauteng High Court) was filed by Ergo, and served on inter alia the
Ekurhuleni Metropolitan Municipality (“Municipality”) and Eskom Holdings SOC Limited in terms of which Ergo contends, amongst other things, that the Municipality does not “supply” electricity to Ergo from a “supply main” as contemplated in the
Municipality’s Electricity By-Laws of 2002, for the following reasons:
•   The Municipality is not licensed to supply electricity to Ergo in terms of the Municipality’s Temporary Distribution
     Licence.
•   The Municipality is not entitled to render tax invoices to Ergo for the supply and consumption of electricity from the substation.
•   The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaflex rate.
•   Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption, therefore, as determined by Eskom on a monthly basis.
•   The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the bona fide and reasonable belief that the Municipality was competent to supply electricity to it.
Subsequent to December 2014 up to June 30, 2016, the Municipality has invoiced Ergo for approximately R51.4 million
(2015: R13.4 million) in surcharges of which R45.7 million (2015: R11.4 million) has been paid into an attorney’s trust account at
June 30, 2016 pending the final determination of the dispute.

Ekurhuleni valuation of surface right permits
The Municipality issued summons in 2010 for the recovery of the amount of R42 million against ERPM in respect of the valuation of various surface right permits (“SRPs”) of which ERPM is the registered holder in terms of the Municipal Property
Rates Act. ERPM entered an appearance to defend the matter within the requisite time frames.
The matter was not further pursued by the Municipality and appears to now be dormant.
ERPM believes that this claim was without merit and therefore that an outflow of resources was remote. ERPM deferred payment of rates and taxes for which it recognised an accrual of R22.7 million.
The February and March 2016 statements issued by the Municipality reflected that all rates and taxes and interest thereon had been written off and the balance owing by ERPM was reduced to zero. As a result the accrual was reversed.
Silicosis Litigation
In January 2013, DRDGOLD, ERPM (“the DRDGOLD Respondents”) and 23 other mining companies (“the Mining
Companies”) were served with a court application for a class action by alleged former mineworkers and dependants of deceased mineworkers. In the pending application the applicants allege that the Mining Companies and the DRDGOLD Respondents conducted underground mining operations in a negligent manner that caused occupational lung diseases. The matter was heard in
October 2015.
On May 13, 2016, the South Gauteng High Court, Johannesburg (“Court”) handed down judgment in respect of the class action certification in terms of which the applicants sought certification of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases (or the dependants of mineworkers who died of those diseases). In terms of the judgment, the Court ordered the certification of a single class action comprising two separate and distinct classes – a silicosis class and a tuberculosis class.
An application for leave to appeal to the Supreme Court of Appeal (“SCA”) was filed and served at the Court by the
DRDGOLD Respondents (as well as the Mining Companies) on June 3, 2016 in respect of inter alia the transmissibility of damages.
On June 23, 2016, the Court granted leave to appeal to the SCA against inter alia the transmissibility of damages. On July
15, 2016, the DRDGOLD Respondents filed and served its petition to the SCA in respect of the certification issue. The notice of appeal in respect of the transmissibility of damages was filed and served on July 25, 2016. On September 13, 2016, the SCA granted the DRDGOLD Respondents leave to appeal on both the certification and transmissibility of damages.
It is not possible at this stage to ascertain what the probable outcome of this case will be and how it will affect our business, operating results and financial condition.
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
During the fiscal years presented in this Annual Report, all of our operations took place in one geographic region, namely
South Africa.
The profit in fiscal 2016 was largely due to a 21% increase in the average rand gold price received which rose to R546,142 per kilogram despite a 4% decrease in gold produced. It also includes a reversal of an accrual of R22.7 million and a profit on disposal of property, plant and equipment of R10.5 million.
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
•   The price of gold, which fluctuates both in terms of dollars and rands;
•   Our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
•   Our cost of producing gold, including the effects of mining efficiencies; and
•   General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations in
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
The following table indicates data relating to the dollar gold spot price for the 2016, 2015 and 2014 fiscal years:
2016 fiscal year
2015 fiscal year
% change
Opening gold spot price on July 1, .................................. $1,172 per ounce $1,315 per ounce (11%)
Closing gold spot price on June 30, ................................. $1,322 per ounce $1,172 per ounce 13%
Lowest gold spot price during the fiscal year .................. $1,051 per ounce $1,141 per ounce (8%)
Highest gold spot price during the fiscal year.................. $1,324 per ounce $1,338 per ounce (1%)
Average gold spot price for the fiscal year ...................... $1,167 per ounce $1,224 per ounce (5%)
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
2014 fiscal year
2013 fiscal year
% change
Opening gold spot price on July 1, .................................. $1,192 per ounce $1,599 per ounce (25%)
Closing gold spot price on June 30, ................................. $1,315 per ounce $1,192 per ounce 10%
Lowest gold spot price during the fiscal year .................. $1,192 per ounce $1,192 per ounce -
Highest gold spot price during the fiscal year.................. $1,426 per ounce $1,792 per ounce (20%)
Average gold spot price for the fiscal year ...................... $1,296 per ounce $1,606 per ounce (19%)
Our production has been sourced from South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in rand (based on average spot prices for the year) increased from
R13,614 per ounce in 2014 to R13,989 per ounce in 2015, a 3% increase from fiscal 2014 and increased to R16,939 per ounce in
2016, a 21% increase from fiscal 2015.
An increase/ (decrease) of 10% in the rand gold price throughout fiscal 2016 would have increased/(decreased) revenue by approximately R243.3 million (2015: R210.5 million).

Gold production
In fiscal 2016, gold produced decreased to 143,457 ounces (produced from 24.8 million tonnes milled at an average yield of 0.180g/t) from 150,145 ounces in fiscal 2015 (produced from 23.8 million tonnes milled at an average yield of 0.197g/t). The decrease in total gold produced is mainly due the lower average yield achieved which was a consequence of various factors:
• depletion of higher grade JCC dump sand material and of Cason dump material;
• lower grade slimes material from clean-up operations and from the 4A6 and 5A9 dumps; and
• the decrease in grade of material from the Elsburg reclamation site.
In fiscal 2015, total production increased to 150,145 ounces (produced from 23.8 million tonnes milled at an average yield of 0.197g/t) from 132,909 ounces in fiscal 2014 (produced from 23.9 million tonnes milled at an average yield of 0.173g/t).
The increase was due to a sharp turnaround in the performance of the Ergo plant.
Operating costs
Operating costs consist mainly of cash operating costs but also includes ongoing rehabilitation costs, care and maintenance costs and other operating costs. Cash operating costs is a non-IFRS financial measure of performance that is reported to the group’s chief operating decision maker (CODM) and is used to monitor performance. For a reconciliation of this measure to the nearest IFRS measure see Item 5A.: “Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.” and Item 18. ‘‘Financial Statements - Note 2 – Operating Segments”.
Cash operating costs which include consumables, labor, specialized service providers, electricity and other related costs incurred in the production of gold. Consumables and other costs, water and electricity, labor, and specialized service providers are the largest components of cash operating costs, constituting 47%, 21%, 18% and 14%, respectively, of cash operating costs for fiscal 2016, compared to 46%, 20%, 19% and 15%, respectively, of cash operating costs for fiscal 2015.
General economic factors
All our operations are located in South Africa. We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.
Effect of exchange rate fluctuations
For the years ended June 30, 2016, June 30, 2015 and June 30, 2014, all of our revenues were generated from South
Africa, all of our operating costs were denominated in rand and we derived all of our revenues in dollars. As the price of gold is denominated in dollars and we realize our revenues in dollars, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability.
In 2016 and 2015 the weakening in the average Dollar gold price was outweighed by the weakening of the rand against the dollar while in fiscal 2014 a weakening in the Dollar gold price outweighed the weakening of the rand against the dollar. This resulted in an increase in the Rand gold price received of 21% in fiscal 2016, 3% in fiscal 2015 compared to a 6% decrease in fiscal 2014.
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
Effect of inflation and exchange rates
In the past, our operations have been materially adversely affected by inflation. If there is a significant increase in inflation in South Africa without a concurrent devaluation of the rand or an increase in the price of gold, our costs will increase and if such a cost increase is not offset by an increase in the price of gold, this will negatively affect our operating results.
The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the
table below:
Fiscal year ended
Year ended June 30,
2016
(%)
2015
(%)
2014
(%)
The average rand/dollar exchange rate weakened by.................................................................... 21 11 17
CPI (inflation rate) ........................................................................................................................ 6.3 5.2 6.6

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
Recent developments
In order to extend the life of our operation, it is necessary to increase residue tailings deposition capacity at our
Brakpan/Withok TDF. A legal review of the existing authorizations was undertaken for increasing the deposition capacity of the
Brakpan/Withok TDF. The results indicated that most of the current authorizations are sufficient, however certain documentation will need to be amended. This could increase the potential deposition capacity by approximately 800Mt, and thus, our life of mine from 10 years to more than 20 years.
Key financial and operating indicators
The table below presents the key performance measurement data for the past three fiscal years: The financial results for the years ended June 30, 2016, 2015 and 2014 below are stated in accordance with IFRS as issued by the IASB. The table also includes the key performance measures for our business and its profitability, which are revenue, gold production, gold prices, operating costs, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram, capital expenditure (additions to PP&E) and Ore Reserves.
Operating data
Year ended June 30,
2016
2015
2014
Revenue (R'000) ......................................................................................................... 2,433,064 2,105,298 1,809,434
Gold production (ounces) ........................................................................................... 143,457 150,145 132,909
Gold production (kilograms)....................................................................................... 4,462 4,670 4,134
Gold sold (ounces) ...................................................................................................... 143,232 149,984 134,420
Gold sold (kilograms) ................................................................................................. 4,455 4,665 4,181
Average spot gold price (R/kilogram) ........................................................................ 544,608 450,813 437,696
Average gold price received (R/kilogram).................................................................. 546,143 451,297 432,775
Operating costs (R'000) .............................................................................................. 2,030,292 1,786,880 1,598,300
Cash operating costs (R'000)
(1)
..................................................................................
1,991,180 1,741,592 1,540,622
Cash operating costs (R/kilogram)
(1)
.......................................................................... 446,15 372,932 372,671
All-in sustaining costs (R/kilogram)
(1)
....................................................................... 499,425 411,548 401,691
All-in costs (R/kilogram)
(1)
........................................................................................
512,353 422,095 436,503
Additions to property, plant and equipment (R'000)................................................... 100,014 113,335 158,593
Ore Reserves (ounces) ................................................................................................ 1,840,000 1,863,000 1,524,000
(1)
Cash operating costs, all-in sustaining costs and all-in costs are non-IFRS financial measures of performance that we use to monitor performance. A reconciliation of these measures to cash operating costs, are included in Item 5A.: “Operating Results - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”
Revenue
Revenue increased to R2,433 million in fiscal 2016 from R2,105 million in fiscal 2015 mainly due to a 21% increase in the average rand gold price received of R546,142 per kilogram despite a 4% decrease in gold produced.
Revenue increased to R2,105 million in fiscal 2015 from R1,809 million in fiscal 2014 mainly due to a 4% increase in the average rand gold price received of R451,297 per kilogram and an 13% increase in gold produced.

Cash operating costs, all-in sustaining costs and all-in costs per kilogram
Cash operating costs include all costs associated with mining and processing, but exclude depreciation, rehabilitation costs, retrenchment costs and corporate administration costs. Cash operating costs per kilogram are calculated by dividing cash operating costs by kilograms of gold produced. Cash operating costs per kilogram have been calculated on a consistent basis for all periods presented.
All-in sustaining costs per kilogram is a measure on which guidance was provided by the World Gold Council and include cash operating costs of production plus, on-site general and administrative costs, sustaining capital, sustaining exploration, the accretion of rehabilitation costs, but excludes depreciation, retrenchment costs, finance costs and environmental rehabilitation costs. All-in sustaining costs per kilogram are calculated by dividing all-in sustaining costs by kilograms of gold produced. All-in sustaining costs per kilogram have been calculated on a consistent basis for all periods presented.
All-in costs per kilogram is a measure on which guidance were provided by the World Gold Council and include total operating costs, plus all-in sustaining costs, non-sustaining capital costs relating to projects, retrenchment costs, capital recoupment relating to non-sustaining capital, ongoing rehabilitation expenditure, and non-operating costs, but exclude tax, non-
controlling interest, finance costs, profit or loss from equity accounted investments and the cumulative effect of accounting adjustments. All-in costs per kilogram are calculated by dividing all-in costs by kilograms of gold produced. All-in costs per kilogram have been calculated on a consistent basis for all periods presented.
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
•   the trends in costs;
•   a measure of a mine's margin per kilogram, by comparison of the cash operating costs per kilogram by mine to the price of gold; and
•   a benchmark of performance to allow for comparison against other mines and mining companies.
For fiscal 2016, cash operating costs increased by 20% to R446,153 per kilogram of gold compared to R372,932 per kilogram of gold in fiscal 2015. For the same period all-in sustaining costs per kilogram increased to R499,425 per kilogram of gold from R411,548 per kilogram of gold and all-in costs per kilogram increased to R512,353 per kilogram from R422,095 per kilogram. The increase in all these measures of costs per kilogram of gold is mainly due to lower gold production, the increase in throughput, general inflationary increases, relatively high costs associated with the Crown clean-up and increased trucking of sand material from the Kleinfontein dump in Benoni to the City Deep plant.
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

Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram
A reconciliation of operating costs to cash operating costs, all-in sustaining costs and all-in costs, as per our operating segment, for each of the years ended June 30, 2016, 2015 and 2014 is presented below. We have also provided below details of the amount of gold produced by each mine for each of those periods.
For the year ended June 30, 2016
(in R'000, except as otherwise noted)
Ergo
ERPM
(1)
Other
(1)
Total
Operating costs/(income) ......................................................... 2,042,301 (12,095) 86
2,030,292
Ongoing rehabilitation expenditure ......................................... (27,833) - -
(27,833)
Care and maintenance costs ..................................................... - (10,564) -
(10,564)
Other operating (costs)/income................................................ (23,288) 22,659 (86)
(715)
Cash operating costs
(2)
........................................................... 1,991,180 - -
1,991,180
Plus:
Movement in gold in process................................................. 7,075 - -
7,075
Administration expenses, general costs and other ................. 34,058 (23,910) 77,773
87,921
Movement in provision for environmental rehabilitation ...... 21,371 (2,112) -
19,259
Unwinding of rehabilitation provision ................................... 41,491 1,525 -
43,016
Sustaining capital................................................................... 80,392 - 92
80,484
All-in sustaining costs ............................................................
2,175,567 (24,497) 77,865
2,228,935
Plus:
-
Care and maintenance costs................................................... - 10,564 -
10,564
Ongoing rehabilitation expenditure ....................................... 27,833 - -
27,833
Capital recoupment................................................................ - (225) (5)
(230)
Non-sustaining capital ........................................................... 19,531 - -
19,531
All-in costs ..............................................................................
2,222,931 (14,158) 63,700
2,286,633
Gold produced (ounces)........................................................... 143,457 - -
143,457
Gold produced (kilograms) ...................................................... 4,462 - -
4,462
Cash operating costs per kilogram (R per kilogram) ............... 446,153 - -
446,153
All-in sustaining costs per kilogram (R per kilogram)............. 487,467 - -
499,425
All-in costs per kilogram (R per kilogram).............................. 498,080 - -
512,353
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
1,786,880
Ongoing rehabilitation expenditure ......................................... (30,630) (1,098) -
(31,728)
Care and maintenance costs ..................................................... - (13,669) (86)
(13,755)
Other operating income............................................................ 115 - -
115
Cash operating costs
(2)
...........................................................
1,741,512 - -
1,741,512
Plus:
Movement in gold in process................................................. (20,557) - -
(20,557)
Administration expenses, general costs and other ................. 32,668 220 35,973
68,861
Movement in provision for environmental rehabilitation ...... (15,840) (4,603) -
(20,443)
Unwinding of rehabilitation provision ................................... 37,306 1,685 -
38,991
Sustaining capital................................................................... 113,322 - -
113,322
All-in sustaining costs ............................................................
1,888,411 (2,698) 35,973
1,921,686
Plus:
Retrenchment costs................................................................ 2,794 - 4,356
7,150
Care and maintenance costs................................................... - 13,669 86
13,755
Ongoing rehabilitation expenditure ....................................... 30,630 1,098 -
31,728
Capital recoupment................................................................ (3,391) - -
(3,391)
Non-sustaining capital ........................................................... 13 - -
13
All-in costs ..............................................................................
1,918,457 12,069 40,415
1,970,941
Gold produced (ounces)........................................................... 150,145 - -
150,145
Gold produced (kilograms) ...................................................... 4,670 - -
4,670
Cash operating costs per kilogram (R per kilogram) ............... 372,932 - -
372,932
All-in sustaining costs per kilogram (R per kilogram)............. 404,371 - -
411,548
All-in costs per kilogram (R per kilogram).............................. 410,804 - -
422,095
(1)
Relates to non-core entities within the Group and is included under ‘Corporate office and other reconciling items’ in our segmental reporting.
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
1,598,300
Ongoing rehabilitation expenditure ......................................... (29,973) - -
(29,973)
Care and maintenance costs ..................................................... - (15,364) -
(15,364)
Other operating expenses......................................................... (12,341) - -
(12,341)
Cash operating costs
(2)
........................................................... 1,540,622 - -
1,540,622
Plus:
Movement in gold in process................................................. 8,828 - -
8,828
Administration expenses, general costs and other ................. 62,330 1,567 27,549
91,446
Movement in provision for environmental rehabilitation ...... (82,281) (4,324) -
(86,605)
Unwinding of rehabilitation provision ................................... 36,300 1,719 -
38,019
Sustaining capital................................................................... 68,279 - -
68,279
All-in sustaining costs ............................................................
1,634,078 (1,038) 27,549
1,660,589
Plus:
Retrenchment costs................................................................ 1,074 1,086 4,588
6,748
Care and maintenance costs................................................... - 15,364 -
15,364
Ongoing rehabilitation expenditure ....................................... 29,973 - -
29,973
Capital recoupment................................................................ (1,276) - -
(1,276)
Non-sustaining capital ........................................................... 93,106 - -
93,106
All-in costs ..............................................................................
1,756,955 15,412 32,137
1,804,504
Gold produced (ounces)........................................................... 132,909 - -
132,909
Gold produced (kilograms) ...................................................... 4,134 - -
4,134
Cash operating costs per kilogram (R per kilogram) ............... 372,671 - -
372,671
All-in sustaining costs per kilogram (R per kilogram)............. 395,278 - -
401,691
All-in costs per kilogram (R per kilogram).............................. 425,001 - -
436,503
(1)
Relates to non-core entities within the Group and is included under ‘Corporate office and other reconciling items’ in our segmental reporting.
(2)
Cash operating costs equate to cash operating costs of production.
Capital expenditure
During fiscal 2016, capital expenditure was R99.8 million, compared to R90.9 million in fiscal 2015, an increase of 10%.
Capital expenditure increased primarily as a result of R40.2 million spent on bringing the 4L2 site on line and R13 million on phase II of the refurbishment of the No 3 tailings thickener. R46.6 million was spent on various other items.
During fiscal 2015, capital expenditure was R90.9 million, compared to R158.6 million in fiscal 2014, a decrease of 43%.
Capital expenditure decreased primarily as a result of the completion of the new flotation and fine-grind project. In fiscal 2015,
Ergo spent R16.1 million on the refurbishment of the remaining five carbon-in-leach tanks at Ergo and R7.3 million on bringing the Van Dyk site on line, both for increased flexibility and volume capacity, R21.7 million on the Rondebult sewerage water project, R7.4 million on expansion and rehabilitation of the Brakpan/Withok TDF, R6.1 million on the refurbishment of a thickener, R5.7 million on the conversion of the high-grade CIP circuit to CIL to optimise the high-grade circuit, and R26.6 million on other items.
For a summary of capital expenditure, see Item 4D. Property, Plant and Equipment.
Ore Reserves
As at June 30, 2016, our Ore Reserves were estimated at 1.8 million ounces, as compared to 1.9 million ounces at
June 30, 2015, representing a 1% decrease. The decrease was mainly due to depletion.
In fiscal 2015, our Ore Reserves (imperial) increased by 22% from 1.5 million ounces at June 30, 2014, to 1.9 million ounces at June 30, 2015, mainly as a result of the acquisition of the non-controlling interest in EMO and, to a lesser extent, the decrease in the cut-off grade due to the increase in the Rand gold price.
Year ended June 30,
2016
2015
2014
Ounces
Kilograms
Ounces
Kilograms
Ounces
Kilograms
‘000
‘000
‘000
Ergo ........................................................... 1,840 57,235 1,863 57,952 1,524 47,389
Total Ore Reserves......................................
1,840
57,235
1,863
57,952
1,524
47,389

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
•   Depreciation of property, plant and equipment
•   Impairment of property, plant and equipment
•   Deferred income and mining taxes
•   Future environmental rehabilitation costs
•   Financial instruments
Management has discussed the development and selection of each of these critical accounting policies with the Board of
Directors and the Audit Committee, both of which have approved and reviewed the disclosure of these policies. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18 “Financial statements”.
Property, plant and equipment
Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized. Depreciation of mining property and development (including mineral rights) and mine plant facilities is calculated using the units of production method which is based on the life of mine. The group’s life of mine is primarily based on proved and probable ore reserves and may include some resources. It reflects the estimated quantities of economically recoverable gold that can be recovered from reclamation sites based on the gold price prevailing at the end of the financial year. Changes in the life of mine will impact depreciation on a prospective basis. The life of mine is prepared using a methodology that takes account of current information to assess the economically recoverable gold from specific reclamation sites and includes the consideration of historical experience. Other assets are depreciated using the straight-line method over the expected life of these assets.
Impairment of property, plant and equipment
The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss.
The recoverable amount of property, plant and equipment is generally determined utilizing discounted future cash flows. We also consider such factors as our market capitalization, the quality of the individual ore body and country risk in determining the recoverable amount.

Deferred income and mining taxes
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and equity accounted investments to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.
The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows. We consider all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors included profitability of the operations and an estimate of the gold price.
Future environmental rehabilitation costs
Provisions for environmental rehabilitation are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the obligation is included in profit or loss.
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
The decommissioning provision for environmental rehabilitation represents the cost that will arise from rectifying damage caused before production commenced. Accordingly, an asset is recognized and included within in the category of property, plant and equipment to which it relates.
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

Operating results
Comparison of financial performance for the fiscal year ended June 30, 2016 with fiscal year ended June 30, 2015
Revenue
The following table illustrates the year-on-year change in revenue for fiscal 2016 in comparison with fiscal 2015:
R’000
Total
revenue
2015
Decrease in
gold produced
and sold
Impact of
change in price
Net change
Total
revenue
2016
Ergo.................................................... 2,105,298 (94,764) 422,530 327,766 2,433,064
Total Operations ..............................
2,105,298
(94,764)
422,530
327,766
2,433,064
Revenue for fiscal 2016 increased by R327.8 million, or 16%, to R2,433.1 million. The increase in revenue is mainly due to a 21% increase in the average rand gold price received amounting to R546,142 per kilogram despite gold sold decreasing by 5% as a result of the 4% decrease in gold produced.
Operating costs
Operating costs consist mainly of cash operating costs but also includes ongoing rehabilitation costs, care and maintenance costs and other operating (costs)/income. For fiscal 2016, ongoing rehabilitation expenditure and care and maintenance costs remained stable at R27,3 million and R10,6 million respectively, compared to R30,6 and R13,7 million respectively in fiscal 2015. Other operating (costs)/income for fiscal 2016 includes a charge of R20,4 million in the Ergo operating segment related to share based payments compared to a charge of R1,3 million in fiscal 2015 and a reversal of a provision of R22,6 million in ERPM relating to surface right permits compared to nil in fiscal 2015 refer to Item 18. ‘‘Financial
Statements - Note 4 – Results from operating activities’’ of the consolidated financial statements for a discussion of these items in fiscal 2016. The reversal of the accrual is also discussed in Item 4D “Information on the company: Property, plant and equipment”.
Cash operating costs is a non-IFRS financial measure of performance that is reported to the group’s chief operating decision maker (CODM) and is used to monitor performance. For a reconciliation of this measure to operating costs see Item 5A.:
“Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.” and Item 18.
‘‘Financial Statements - Note 2 – Operating Segments”. The following table illustrates the year-on-year change in cash operating costs for fiscal 2016 in comparison with fiscal 2015:
R’000
Cash operating
costs
2015
Increase in
throughput
Impact of change
in costs
Net
change
Cash operating
costs
2016
Ergo................................................... 1,741,512 80,073 169,595 249,668 1,991,180
Total .................................................
1,741,512
80,073
169,595
249,668
1,991,180
Cash operating costs are linked directly to the level of throughput during a specific fiscal year. Cash operating costs in fiscal 2016 increased by 14% to R1,991.2 million compared to cash operating costs of R1,741.5 million in fiscal 2015 due to the
5% increase in throughput, as well as general inflationary increases, relatively high costs associated with the Crown clean-up and increased trucking of sand material to the City Deep plant.
The following table lists the major components of cash operating costs for each of the fiscal years set forth below:
Years ended June 30,
Costs
2016
2015
2014
Consumables and other costs .................................................................................................... 47% 46% 48%
Electricity and water................................................................................................................... 21% 20% 20%
Labor........................................................................................................................................... 18% 19% 18%
Specialized service providers..................................................................................................... 14% 15% 14%
Movements in gold in process
Movement in gold in process in fiscal 2016 amounted to a charge of R7.1 million mainly due to a decrease in the volume of gold in the plant as at June 30, 2016 compared to June 30, 2015 and a benefit of R20.6 million in fiscal 2015 due to an increase in the volume of gold in the plant as at June 30, 2015 compared to June 30, 2014.

Movements in provision for environmental rehabilitation
As of June 30, 2016, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
R538.5 million as compared to R510.9 million at June 30, 2015. Refer to Item 18. ‘‘Financial Statements - Note 16 – Provision for
environmental rehabilitation and Note 14 Assets and Liabilities classified as held for sale’’ of the consolidated financial statements for a discussion of increase in the provision for environmental rehabilitation in fiscal 2016.
A total of R103 million was invested in our various environmental trust funds as at the end of fiscal 2016, as compared to
R96.5 million for fiscal 2015. The increase is attributable to R6.5 million interest received on these funds during fiscal 2016. A total of R108.3 million (2015: R100.3 million) is invested in funds held in insurance instruments to provide financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. The increase is attributable to R8 million interest received on these funds during fiscal 2016. As at June 30, 2016 guarantees amounting to R427.2 million were issued to the DMR (2015: R404.0 million). The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.
Depreciation
Depreciation charges were R180.2 million for fiscal 2016 compared to R193.3 million for fiscal 2015. The increase in the expected units-of-production in Ergo’s life of mine that became effective on July 1, 2015 resulted in a net decrease in the depreciation charge recognised.
Retrenchment costs
No retrenchment costs were incurred in fiscal 2016 compared with R7.2 million in fiscal 2015.
Impairments
No impairments were recognised in fiscal 2016 compared with R7.9 million in fiscal 2015.
Administration expenses and general costs
The administration expenses and general costs increased in fiscal 2016 to R76.7 million from R56.2 million in fiscal
2015, an increase of R20.5 million. In fiscal 2016 administration expenses and general costs included incentives of R11.3 million
(2015: R7.3 million), a gain on disposal of property amounting to R10.5 million (2015: R13.2 million) as well as legal costs amounting to R6.1 million (2015: R2 million).
Finance income
Finance income decreased from R51.5 million in fiscal 2015 to R36.8 million in fiscal 2016. The decrease was mainly due to a fair value adjustment on available-for-sale investments reclassified to profit or loss of R19.9 million and a profit on disposal of equity accounted investment of R5.9 million that was recognized in fiscal 2015. Interest on loans and receivables and the growth on the reimbursive right increased from R25.7 million in fiscal 2015 to R36.8 million in fiscal 2016 due to an increase in the cash generated from operating activities during fiscal 2016 refer to Item 18. ‘‘Financial Statements - Note 10 – Non-current investments and other assets’’.
Finance expenses
Finance expenses decreased from R49.6 million in fiscal 2015 to R47.6 million in fiscal 2016. The decrease was mainly attributable to the interest paid on the Domestic Medium Term Note Program (see Item 5B. Liquidity and Capital Resources –
Borrowings and Funding”) which decreased with the decrease in borrowings from R23.1 million as at June 30, 2015 to nil as at
June 30, 2016.
Income tax
The tax expense of R46.9 million for fiscal 2016 (R28.6 million for fiscal 2015) consisted of current tax of R5.7 million, mostly relating to non-mining income earned by the Group, and a deferred tax charge of R41.3 million, mostly relating to mining income. Refer to Item 18. ‘‘Financial Statements - Note 8 – Income tax’’ of the consolidated financial statements for a discussion of increase in the deferred tax in fiscal 2016.

Comparison of financial performance for the fiscal year ended June 30, 2015 with fiscal year ended June 30, 2014
Revenue
The following table illustrates the year-on-year change in revenue for fiscal 2015 in comparison to fiscal 2014:
R’000
Total
revenue
2014
Increase in
gold produced
and sold
Impact of
change in price
Net change
Total
revenue
2015
Ergo.................................................... 1,809,434 209,463 86,401 295,864 2,105,298
Total Operations ..............................
1,809,434
209,463
86,401
295,864
2,105,298
Revenue for fiscal 2015 increased by R295.9 million, or 16%, to R2,105.3 million. The increase in revenue is mainly due to a 4% increase in the average rand gold price received amounting to R451,297 per kilogram and a 12% increase in gold sold.
Operating costs
Operating costs consist mainly of cash operating costs but also includes ongoing rehabilitation costs, care and maintenance costs and other operating (costs)/income. For fiscal 2015, ongoing rehabilitation expenditure and care and maintenance costs remained stable at R30,6 million and R13,7 million respectively, compared to R30,0 and R15,4 million respectively in fiscal 2014. Other operating (costs)/income for fiscal 2015 includes a charge of R1,3 million in the Ergo operating segment related to share based payments compared to a charge of R1,8 million in fiscal 2014.
Cash operating costs is a non-IFRS financial measure of performance that is reported to the group’s chief operating decision maker (CODM) and is used to monitor performance. For a reconciliation of this measure see Item 5A.: “Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.” and Item 18. ‘‘Financial Statements -
Note 2 – Operating Segments”. The following table illustrates the year-on-year change in cash operating costs for fiscal 2015 in comparison with fiscal 2014.
R’000
Cash operating
costs
2014
Decrease in
throughput
Impact of
change in costs
Net change
Cash operating
costs
2015
1,540,622 (10,182) 211,072 200,890 1,741,512
Total ...........................................
1,540,622
(10,182)
211,072
200,890
1,741,512
Cash operating costs are linked directly to the level of throughput of a specific fiscal year. Cash operating costs in fiscal
2015 increased by 13% to R1,741.5 million compared to cash operating costs of R1,540.6 million in fiscal 2014 due to the cost of running all three streams of the float circuit and of general inflationary increases averaging 7.4% year-on-year.
The following table lists the major components of cash operating costs for each of the fiscal years set forth below:
Years ended June 30,
Costs
2015
2014
2013
Consumables and other costs ..................................................................................................... 46% 50% 46%
Electricity and water................................................................................................................... 20% 18% 18%
Labor........................................................................................................................................... 18% 17% 17%
Specialized service providers..................................................................................................... 16% 15% 19%
Movements in gold in process
Movement in gold in process in fiscal 2015 amounted to a benefit of R20.6 million mainly due to an increase in the volume of gold in the plant as at June 30, 2015 compared to June 30, 2014 and an expense of R8.9 million in fiscal 2014 due to a decrease in the volume of gold in the plant as at June 30, 2014 compared to June 30, 2013.

Movements in provision for environmental rehabilitation
As of June 30, 2015, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
R510.9 million as compared to R471.7 million at June 30, 2014. Refer to Item 18. ‘‘Financial Statements - Note 16 – Provision for
environmental rehabilitation and Note 14 – Assets and Liabilities classified as held for sale’’ of the consolidated financial statements for a discussion of increase in the provision for environmental rehabilitation in fiscal 2015.
A total of R96.5 million was invested in our various environmental trust funds as at the end of fiscal 2015, as compared to R90.9 million for fiscal 2014. The increase is attributable to R5.6 million interest received on these funds during fiscal 2015. A total of R100.3 million (2014: R93.7 million) is invested in funds held in insurance instruments to provide financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. As at June 30, 2015 guarantees amounting to R404.0 million were issued to the DMR (2014: R305.7 million). The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the respective mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.
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
Administration expenses and general costs
The administration expenses and general costs decreased in fiscal 2015 to R56.2 million from R78.1 million in fiscal
2014, a decrease of R21.9 million. In fiscal 2015 administration expenses and general costs included a gain on disposal of property amounting to R13.2 million (2014: R0.9 million). These costs further decreased due to the implementation of various cost cutting initiatives at the corporate office.
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
Income tax
The tax expense of R28.6 million for fiscal 2015 (R17.6 million for fiscal 2014) consisted of current tax relating to fiscal
2015 of R1.1 million, mostly relating to non-mining income earned by the Group and a deferred tax charge for fiscal 2015 of
R28.9 million, mostly relating to mining income. The tax expense for fiscal 2015 also included an overprovision for current tax amounting to R4.4 million and an under provision of deferred tax amounting to R3.1 million relating to the impact of new tax legislation governing the tax treatment of interest on loan accounts between group entities.
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
5B. LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities
Net cash of R415.9 million was generated by operating activities for fiscal 2016 (fiscal 2015: R283.6 million and fiscal
2014: R80.7 million). Net working capital movements resulted in an inflow of cash of R82 million during fiscal 2016 and R42.4 million in fiscal 2015, compared to an outflow of R39.4 million in fiscal 2014.
Cash generated from operating activities increased during fiscal 2016 due mostly to a 21% increase in the average rand gold price received amounting to R546,142 per kilogram despite a 5% decrease in gold sold.
Cash generated from operating activities increased during fiscal 2015 due mostly to a 4% increase in the average rand gold price received amounting to R451,297 per kilogram and a 12% increase in gold sold.
Cash generated from operating activities during fiscal 2014 decreased largely due to the increase in cash operating costs per kilogram due to lower gold production and above inflation increases in prices of key consumables, labor and electricity.
Cash flows from investing activities
Net cash utilized by investing activities amounted to R107.2 million in fiscal 2016 compared to R37.7 million in fiscal 2015 and R171.8 million in fiscal 2014.
In fiscal 2016, cash utilized by investing activities consisted mainly of R99.8 million in additions to property, plant and equipment and R10.6 million spent on environmental rehabilitation payments. These outflows were reduced by R7.0 million proceeds on the disposal of property, plant and equipment.
Additions to property, plant and equipment was predominantly to create increased flexibility and volume capacity, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal 2016 included:
o
R40.2 million spent on bringing the 4L2 reclamation site on line;
o
R13 million on phase II of the refurbishment of the No 3 tailings thickener; and
o
R46.6 million was spent on various other capital items.
In fiscal 2015, net cash utilized by investing activities consisted mainly of R90.9 million in additions to property, plant and equipment and R9.0 million spent on environmental rehabilitation payments offset by R46.4 million proceeds on the disposal of investments and R17.4 million proceeds on the disposal of property, plant and equipment.
Additions to property, plant and equipment was predominantly to create increased flexibility and volume capacity, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal 2015 included:
o
R23.3 million on the refurbishment of the remaining five carbon-in-leach tanks at Ergo and bringing the Van
Dyk site on line for increased flexibility and volume capacity;
o
R21.7 million on the Rondebult sewerage water project;
o
R7.4 million on expansion and rehabilitation of the Brakpan/Withok TDF;
o
R6.1 million on the refurbishment of a thickener;
o
R5.7 million on the conversion of the high-grade CIP circuit to CIL to optimise the high-grade circuit; and
o
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
o
R89.5 million on the flotation and fine-grind project, R32.4 million on Reclamation Site 4A6, R6.2 million on rehabilitation of the Brakpan/Withok TDF and R26.7 million on other capital items.

Cash flows from financing activities
Net cash outflow from financing activities was R281.1 million in fiscal 2016 compared to R130.5 million in fiscal 2015 and
R76.6 million in fiscal 2014.
During fiscal 2016, the net cash outflow consisted mostly of a dividend payment of R252.9 million, R22.5 million repayments of the Domestic Medium Term Note Program and R6.5 million related to the acquisition of treasury shares in the market.
During fiscal 2015, the net cash outflow consisted mostly of R122.5 million repayments of the Domestic Medium Term
Note Program and a dividend payment of R7.6 million.
During fiscal 2014, the net cash outflow consisted of R20.0 million repayments of loans and borrowings, R2.7 million share option buy-out and a dividend payment of R53.1 million.
Cash and cash equivalents
Cash and cash equivalents as at June 30, 2016 amounted to R351.8 million compared to R324.4 million at the end of fiscal
2015 and R208.9 million at the end of fiscal 2014. Substantially all of our cash and cash equivalent balances were denominated in
South African rand, except for $2.3 million as at June 30, 2016, $0.1 million as at June 30, 2015 and $1.9 million as at June 30, 2014 held in foreign currency. Surplus cash is held in low-risk, high interest bearing products with various large financial institutions.
At September 30, 2016, our cash and cash equivalents were R335 million.
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
During the year ended June 30, 2015 DRDGOLD early redeemed approximately R53.5 million of the loan notes that were initially repayable on July 3, 2015. On July 3, 2015, DRDGOLD repaid the remaining R23.1 million including principal and interest.
Anticipated funding requirements and sources
Our cash and cash equivalents are set out above under “Cash and cash equivalents”.
Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet our anticipated commitments for fiscal 2017.
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
Following their work on the responses of gold encapsulated in sulphides we completed the construction of the fine grind and flotation circuit at a total cost of R389 million during the year ended June 30, 2014. While the team remains active with an ongoing focus on improving extraction efficiencies, the projects undertaken during the year ended June 30, 2016 were focused on optimizing the existing facilities rather than implementing new technologies to improve extraction efficiencies.
We have no registered patents or licenses.
5D. TREND INFORMATION
For the full year fiscal 2017, we are expecting gold production from our operations of 140,000 to 150,000 ounces at cash operating costs of approximately R466,000 per kilogram. Our ability to meet the full year’s production target could be impacted by, among other factors, lower grades and failure to achieve the targets set at Ergo. We are also subject to cost pressures due to above inflation increases in labor, electricity and water; crude oil and steel costs. Unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves and resource, technical production issues, environmental and industrial accidents, gold theft, environmental factors and pollution could adversely impact the production, sales and cash operating costs for fiscal 2017. The forgoing expected results for 2017 are subject to risks and uncertainties and actual results may be lower. See
“Special Note Regarding Forward-Looking Statements.”
5E. OFF-BALANCE SHEET ARRANGEMENTS
The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.
5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Estimated and actual payments due by period
Total
Less than
1 year
Between
1-3 years
Between
3-5 years
More than 5
years
R’000
R’000
R’000
R’000
R’000
Provision for environmental rehabilitation
(2)
.......................... 538,507 87,649 123,860 69,410 257,616
Finance leases .......................................................................... 27,105 5,304 10,608 11,193 -
Trade and other payables ........................................................ 289,023 289,023 - - -
Purchase obligations – contracted capital expenditure
(1)
....... 8,582 8,582 - - -
Operating leases....................................................................... 3,022 1,572 1,450 - -
Total contractual cash obligations .......................................
866,239
392,130
135,918
80,603
257,616
(1)
Represents planned capital expenditure for which contractual obligations exist.
(2)
Gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D. “Property, Plant and Equipment” and Note 16 “Provision for environmental rehabilitation” under Item 18. “Financial Statements”.
5G.
SAFE HARBOR
See Special Note regarding Forward-Looking Statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2016 our board consisted of six directors.
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
Executive Directors
Daniël Johannes Pretorius (49) Chief Executive Officer. Niël Pretorius has two decades of experience in the mining industry. He was appointed Chief Executive Officer designate of DRDGOLD on August 21, 2008 and Chief Executive Officer on
January 1, 2009. Having joined the company on May 1, 2003 as legal advisor, he was promoted to Group Legal Counsel on
September 1, 2004 and General Manager: Corporate Services on April 1, 2005. Niël was appointed Chief Executive Officer of Ergo
Mining Operations Proprietary Limited (formerly DRDGOLD SA) on July 1, 2006 and became Managing Director on April 1, 2008.
Adriaan Jacobus Davel (41) Chief Financial Officer. Riaan Davel has close to 19 years of experience in the mining industry, including 17 years in professional services, mostly in the African mining sector. His experience includes assurance and advisory services, including support and training on International Financial Reporting Standards (IFRS), to clients and teams across Africa.
Riaan was audit partner at KPMG for seven years where he conducted audits for listed mining companies, including SEC registrants.
He also has experience as an IFRS technical partner, having represented the South African Institute of Chartered Accountants in the
International Accounting Standards Board’s project on Extractive Activities from 2003 to 2010. He has also served on committees compiling or updating the South African codes for reporting and valuation of mineral reserves and resources.
Anthon Tobias Meyer (62) Acting Chief Financial Officer and an executive director from July 29, 2014 to December 31,
2014. Anthon Meyer has more than 25 years of experience in the fields of auditing, accounting and strategic financial management and is a member of the SA Institute of Chartered Accountants and the Public Accountants and Auditors Board. Anthon has
approximately 10 years of experience in the mining industry and has served on the boards of listed and public companies for more than 15 years.
Non-Executive Directors
Geoffrey Charles Campbell (55). Geoffrey Campbell was appointed a non-executive director in 2002, a senior independent non-executive director in December 2003 and non-executive chairman in October 2005. A qualified geologist, he has worked on gold mines in Wales and Canada. He spent 15 years as a stockbroker before becoming a fund manager, managing the Merrill Lynch
Investment Managers Gold and General Fund, one of the largest gold mining investment funds. He was also research director for
Merrill Lynch Investment Managers. Geoffrey is a director of Oxford Abstracts Limited.
James Turk (69). James Turk was appointed non-executive director in October 2004 and, in 2011, met the JSE Listing
Requirements to be an independent director. He is founder and director of GoldMoney Inc., also known as GoldMoney.com, an online provider of physical gold, silver, platinum and palladium bullion to buyers worldwide and operator of a digital gold currency payment system. Goldmoney Inc. is publicly traded on the Toronto Stock Exchange (symbol XAU). Since graduating in
1969, he has specialised in international banking, finance and investments. Having begun his career with JP Morgan Chase in
1980, James joined the private investment and trading company of a prominent precious metals trader. He moved to the United
Arab Emirates in 1983 as manager of the Commodity Department of the Abu Dhabi Investment Authority. Since resigning in
1987, he has written frequently on money and banking.
Edmund Abel Jeneker (54). B.Hons (StellUniv), IEDP (Wits), M.Inst.D., SAIPA. Edmund Jeneker was appointed non-
executive director in November 2007. He trained as an accountant and has gained experience in finance, taxation, business strategy and executive management at Grant Thornton SA, SwissRe, World Bank Competiveness Fund and Deloitte SA over a period of more than 20 years. He previously served as a member of the Provincial Development Council of the Western Cape Provincial
Government and is active in community development. He is the present Vice-Chairman of the Institute of Directors (Western Cape).
He is currently managing director ABSA AllPay Consolidated Investment Holdings.
Johan Andries Holtzhausen (70). Johan Holtzhausen was appointed independent non-executive director on April 25,
2014. He has more than 42 years’ experience in the accounting profession, having served as a senior partner at KPMG, and held the highest Generally Accepted Accounting Principles (United States), Generally Accepted Auditing Standards and Sarbanes-
Oxley Act accreditation required to service clients listed on stock exchanges in the United States. His clients included major corporations listed in South Africa, Canada, the United Kingdom, Australia and the United States.
Johan currently serves as a voluntary independent director and chairs the Audit and Risk Committee of the Tourism
Enterprise Partnership. He also chairs the Audit and Risk Committee of Tshipi é Ntle Manganese Mining Proprietary Limited. He
is a non-executive director of Caledonia Mining Corporation Plc, a Jersey corporation listed in the United States, Canada and the
United Kingdom, and he chairs its Audit Committee.

Senior Management
Wilhelm Jacobus Schoeman (42) (Dip Analytical Chemistry, BTech Analytical Chemistry) Jaco Schoeman joined
DRDGOLD in 2011 as Executive Officer: Business Development to focus on expanding the group’s surface retreatment business and extracting maximum value from existing resources. In July 2014, he was appointed Operations Director: Ergo Mining Operations
Proprietary Limited.
Henry Gouws (47) Managing Director: Ergo. Henry Gouws graduated from Technicon Witwatersrand and obtained a
National Higher Diploma in Extraction Metallurgy in 1991. He completed a Management Development Programme ("MDP") in
2003 through Unisa School of Business Leadership. He was appointed Operations Manager of Crown in January 2006 and General
Manager in July 2006. He was appointed to this current position with effect from October 1, 2011. He has 29 years experience in the mining industry.
Mark Burrell (54) Financial Director: Ergo. Mark Burrell holds a BComm Accounting degree and completed a MDP. He joined DRDGOLD in 2004 on a consulting basis and later that year was appointed as Financial Manager of the Blyvooruitzicht operation. He was appointed as Financial Director of Ergo Mining in January 2012 and has 18 years experience in the mining sector.
Charles Methley Symons (62) (BCom, MBL, Dip Extractive Metallurgy) Charles Symons joined the mining industry on
February 14, 1977 and transferred to Crown Gold Recoveries Proprietary Limited in January 1986. He joined DRDGOLD as General
Manager in 1995 and was appointed Executive Officer: Surface Operations on January 1, 2008 before he became Executive Officer:
Operations on May 11, 2010. On October 1, 2011, he was appointed Chief Operating Officer. Following the restructuring of senior management in July 2014, Charles Symons assumed the role of Chairman of the Oversight Committee: Ergo Mining Operations
Proprietary Limited. Charles’ fixed term contract terminated on 31 July 2016, but he is still continuing in a non-executive oversight role.
Reneiloe Masemene (35) (LLB, LLM) Reneiloe Masemene, a qualified attorney, joined DRDGOLD in January 2009 as legal advisor. She was appointed Senior Legal Advisor in October 2011 and prescribed officer of Ergo in June 2012, and then Group
Legal Counsel in August 2014. From March 2016, she also serves as Company Secretary.
Themba John Gwebu (52) Themba Gwebu (BIuris, LLB, LLM ) is an attorney of the High Court of South Africa who joined DRDGOLD in 2004 as Assistant Legal Adviser. Prior to joining DRDGOLD he served as a Magistrate in the Roodepoort
Magistrates Court. He was appointed Company Secretary in April 2005. On January 1, 2007 he assumed the position of Group Legal
Counsel and Compliance Officer. He served as Executive Officer: Legal, Compliance and Company Secretary from 2008 until
December 31, 2014. He continued to serve as Company Secretary from January 1, 2015 to December 31, 2015.
There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.
6B. COMPENSATION
Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of
Non-Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2016 was
R20.2 million.
Non-Executive Directors receive the following fees :
•   Base fee as Non-Executive Chairman of R1,309,923 per annum;
•   Base fee as Non-Executive Directors of R582,188 per annum;
•   Annual fee for Audit and Risk Committee Chairman of R29,110 (excluding fee received as a committee member);
•   Annual fee for Audit and Risk Committee member of R29,110;
•   Annual fee for the chairman of Remuneration and Nominations Committee and Social and Ethics Committee of R21,832
    (excluding fee received as a committee member);
•   Annual fee for members of Remuneration Committee and Social and Ethics Committee of R21,832 each;
•   Daily fee of R21,832 and hourly rate of R2,911;
•   Half-day fee for participating by telephone in special board meetings; and
•   The Chairman of the board to receive committee fees.

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2016:
Directors
Basic salary/board
fees
(R'000)
Incentives related to
this cycle
(R'000)
Pre-tax gain on
share options
exercised (R'000)
Total
(R'000)
Executive
D.J. Pretorius ....................................
5,478 4,988 - 10,466
A.J. Davel ......................................... 3,077 2,949 - 6,026
Subtotal............................................
8,555
7,937
-
16,492
Non-Executive
G.C. Campbell..................................
1,499 - - 1,499
J. Turk............................................... 672 - - 672
E.A. Jeneker...................................... 869 - - 869
J.A. Holtzhausen............................... 703 - - 703
Subtotal............................................
3,743
-
-
3,743
Prescribed officers
(1)
C.M. Symons
(2)
................................
3,059 2,668 - 5,727
W.J. Schoeman ................................. 2,929 2,949 304 6,182
R. Masemene .................................... 1,968 1,360 55 3,383
Subtotal............................................
7,956
6,977
359
15,292
Total .................................................
20,254
14,914
359
35,527
(1)
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
(2)
Fixed-term contract concluded on 31 July 2016. Basic salary includes pension scheme contributions of R329 552.
See also Item 6E. Share Ownership for details of share options held by directors.
Compensation of senior management
Our senior management comprises of executive directors, prescribed officers and executive officers. Under the JSE
Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than executive directors, non-executive directors and prescribed officers. However, the aggregate compensation paid to senior management, excluding compensation paid to Executive Directors, in fiscal 2016 was R35.5 million (fiscal 2015: R31.4 million and fiscal 2014: R31.4 million), representing eleven executive officers in fiscal 2016, 2015 and 2014.
Short term incentives are paid based upon performance against predetermined key performance indicators. Should an
Executive Director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a short term incentive of up to 100% of his remuneration package, depending on his particular agreement. Should an Executive Director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined by the Remuneration Committee in its discretion.
Service Agreements
Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are approved by our Remuneration Committee.
The Company’s current executive directors, Mr. D.J. Pretorius and Mr. A.J. Davel, entered into agreements of employment with us, on January 1, 2009 and January 1, 2015, respectively. These agreements regulate the employment relationship with Messrs. D.J. Pretorius and A.J. Davel during the year ended June 30, 2016.
On July 1, 2015 Mr. D.J. Pretorius entered into a new agreement of employment for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ written notice. Under the employment agreement effective up to June 30, 2016 Mr. D.J. Pretorius received from us a remuneration package of R5.2 million per annum.
Mr. D.J. Pretorius was eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. In addition, he is eligible to participate in the long term incentive scheme and was awarded
2,323,009 phantom shares during November 2015.

Mr. A.J. Davel entered into an employment agreement effective from January 1, 2015 for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ prior written notice. Mr. A.J.
Davel received from us a remuneration package of R2.9 million per annum. Mr. A.J. Davel is eligible under his employment agreement, for a short term incentive of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He is eligible to participate in the long term incentive scheme. He was issued 205,207 phantom shares under the long term incentive scheme on his joining DRDGOLD and 1,305,033 phantom shares during November 2015.
Messrs. G.C. Campbell and E.A. Jeneker each have service agreements which run for fixed periods until October 31, 2017.
Mr J. Turk has a service agreement until October 31, 2016. Mr J.A Holtzhausen has a service agreement which runs for a fixed period until April 25, 2018. After expiration of the initial two year periods, the agreements continue indefinitely until terminated by either party on not less than three months’ prior written notice.
The Company does not administer any pension, retirement or other similar scheme in which the directors receive a benefit.
Each service agreement with our directors provides for the provision of benefits to the director where the agreement is terminated by us in the case of our executive officers, except where terminated as a result of certain action on the part of the director, upon the director reaching a certain age, or by the director upon the occurrence of a change of control. A termination of a director's employment upon the occurrence of a change of control is referred to as an “eligible termination.” Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary or fees, but not more than three years' salary for Executive
Directors or two years’ fees for Non-Executive Directors, depending on the period of time that the director has been employed.
6C. BOARD PRACTICES
Board of Directors
As at September 30, 2016, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and Mr. A.J.
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
Directors' Terms of Service
The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2016:
Director
Title
Year first
appointed
Term of
current
office
Unexpired
term of
current office
D.J. Pretorius Chief Executive Officer 2008 3 years 24 months
A.J. Davel Chief Financial Officer 2015 3 years 18 months
G.C. Campbell Non-Executive Director 2002 2 years 16 months
E.A. Jeneker Non-Executive Director 2007 2 years 16 months
J. Turk Non-Executive Director 2004 2 years 4 months
J. Holtzhausen Non-Executive Director 2014 2 years 22 months
Executive Committee
As at June 30, 2016, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. A.J. Davel, Mr. C.M.
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
As at June 30, 2016 the Remuneration and Nominations Committee consisted of G C Campbell (Chairman: nominations),
E A Jeneker (Chairman: remuneration), J A Holtzhausen and J Turk.

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
The primary remuneration role of the committee is to execute the following functions:
•   determine and develop the company’s remuneration policy;
•   determine the criteria necessary to measure the performance of executive directors;
•   incentivise executive directors and senior management;
•   oversee the general operation of the share option scheme or any other similar incentive schemes; and
•   apply the principles of good corporate governance and best practice in respect of remuneration matters.
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
The key nominations responsibilities of the committee include the following:
•   make recommendations to the board on the appointment of new directors;
•   make recommendations on the composition of the board and the balance between executive and NEDs appointed to the board;
•   review board structure, size and composition on a regular basis;
•   make recommendations on directors eligible to retire by rotation; and
•   apply the principles of good corporate governance and best practice in respect of nominations matters.
Audit and Risk Committee
In August 2014 the board combined the Audit Committee and the Risk Committee to form the Audit and Risk
Committee.
As at June 30, 2016 the Audit and Risk Committee consisted of J A Holtzhausen (Chairman: audit), G C Campbell, J Turk and E A Jeneker.
All members of the Audit and Risk Committee are independent according to the definition set out in the NYSE Rules.
See Item 16G. Corporate Governance. The committee’s charter deals with all the aspects relating to its functioning.
The Audit and Risk Committee charter was revised in September 2014 and sets out the committee’s terms of reference.
Responsibilities include:
•   selection, evaluation and oversight of auditors;
•   oversight of annual audit and quarterly reviews;
•   oversight of financial reporting process and internal controls;
•   setting management policies for risk management and control;
•   monitoring and oversight of risk management;
•   monitoring external developments relating to risk management and the reporting of specifically associated risk, including emerging risks and prospective impacts; and
•   monitoring progress on action plans developed as part of the risk management process.
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
The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. KPMG Inc. was reappointed by shareholders at the 2015 AGM to perform DRDGOLD’s external audit function.
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
Social and Ethics Committee
As at June 30, 2016, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. D.J. Pretorius, Mr
A.J. Davel and W.J. Schoeman.
The Social and Ethics Committee was established to enable DRDGOLD to achieve the triple bottom line recommended by local guidance on best practice in corporate governance and to reach the empowerment goals to which this company is committed. Its terms of reference were approved by the board in October 2011 and its objectives are to:
•   promote transformation within the company and economic empowerment of previously disadvantaged communities, particularly within the areas where the company conducts business;
•   strive towards achieving equality at all levels of the company, as required by the South African constitution and other legislation, taking into account the demographics of the country; and
•   conduct business in a manner that is conducive to the attainment of internationally acceptable environmental and sustainability standards.
The following terms of reference were approved by the board to enable the committee to function effectively. These are to make recommendations to the board:
•   on the development, monitoring and implementation of the company’s employment equity policy;
•   on the development, monitoring and implementation of the company’s procurement policy in terms, inter alia, of the
    Preferential Procurement Policy Framework Act;
•   on the development, monitoring and implementation of the company’s safety, health and environmental policies;
•   on the monitoring and implementation of the social and labor plans;
•   on ways and means of assisting with poverty alleviation and social upliftment;
•   to promote the engagement of management, staff and stakeholders in activities related to social responsibility;
•   to monitor the record of sponsorships, donations and charitable giving;
•   to promote equality, prevent unfair discrimination and corruption;
•   to monitor the Group’s activities with regard to the 10 principles of the United Nations Global Compact Principles, the
•   Organisation for Economic Co-operation and Development’s recommendations regarding corruption and broad-based
    BEE; and
•   to monitor the Group’s consumer relationship activities.
6D. EMPLOYEES
Employees
The geographic breakdown of our employees (including specialized service providers who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:
Year ended June 30
2016
2015
2014
South Africa............................................................................................................................................. 2,484 2,367 2,329
The total number of employees at June 30, 2016, of 2,484 comprises 1,560 specialized service providers and 924 employees who are directly employed by us and our subsidiary companies. As of September 30, 2016, we had 2,313 employees (including 1,421 contract employees).

As of June 30, 2016, the breakdown of our employees by main categories of activity for the periods below was as follows:
Year ended June 30,
Category of Activity
2016
2015
2014
Mining - Our Employees.......................................................................................................................... - - -
Mining - Specialized service providers.................................................................................................... 1,560 1,426 1,382
Engineering............................................................................................................................................... 302 460 329
Metallurgy ................................................................................................................................................ 388 292 411
Mineral Resources.................................................................................................................................... 9 6 12
Administration.......................................................................................................................................... 159 124 144
Environmental .......................................................................................................................................... 16 12 5
Human Resources..................................................................................................................................... 38 35 29
Medical and Safety................................................................................................................................... 12 17 17
Total.......................................................................................................................................................... 2,484 2,367 2,329
Labor Relations
As at June 30, 2016, we employed and contracted 2,484 people in South Africa. Approximately 81,8% of our South African
employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the
South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD and NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a EMO level, while operations level forums continue to deal with local matters.
On September 4, 2014, Ergo and ERPM extended the two-year wage settlement agreement with effect from July 1, 2015 to
June 30, 2016, with NUM and UASA, which provides for average annual compensation increases in year one of 10% for categories 4
– 5, 9% for categories 6 – 7 and 8% for categories 8 – 15.
On August 4, 2016, Ergo signed a two-year wage settlement with the National Union of Mineworkers (NUM) and the
United Association of South Africa (UASA) for a wage increase averaging 8.2%. (10% for categories 4 – 5), (9% for categories 6 –
9) and (7% for categories 10 – 15) per annum.
The Company is placing a greater emphasis on its Corporate Social Responsibility by becoming increasingly involved in appropriate projects that give effect to the ideals of the Mining Charter and good corporate governance. We recognize the need for transformation and have put structures in place to address this at both management and board level.
By statute we are required to pay each employee who is dismissed for reasons based on the operational requirements of our operations a severance package of not less than one week’s remuneration for every completed year of service. In specific agreements with organized labor we undertook, as in the past, to pay packages equal to two weeks’ basic pay for every completed year of service as part of a balancing compromise with the labor unions between the high additional costs of non-financial items and incentive payments (which are deemed part of remuneration), and an additional one-week benefit based on basic pay. These employees were provided with counseling services and the opportunity to undergo skills training to be able to find employment outside the mining industry.
Safety statistics
Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our 2016 overall safety statistics for our operations:
(Per million man hours)
Year ended June 30,
2016
2015
Lost time injury frequency rate (LTIFR)
(1)
.......................................................................................... 2.68 2.27
Reportable incidence
(1)
........................................................................................................................ 1.42 1.06
Fatalities
(1)
............................................................................................................................................. 0.00 0.00
Number of fatalities (average per month)............................................................................................. 0.00 0.00
(1)
Calculated as follows: actual number of instances divided by the total number of man hours worked multiplied by one million.

6E. SHARE OWNERSHIP
As of June 30, 2016, options to purchase ordinary shares held by directors and prescribed officers were as follows:
Options at
June 30,
2015
Average
strike
price
(R)
Options
exercised
during the
year
Options at
June 30,
2016
Average
Strike price
(R)
Prescribed Officers
W.J. Schoeman .............
99,175 5.12 (99,175) - 5.12
R. Masemene ................ 17,300 5.12 (17,300) - 5.12
Each option is representative of a right to acquire one ordinary share at a predetermined exercise price as set forth in
"DRDGOLD (1996) Share Option Scheme, or the scheme."
Closed periods apply to share trading by directors and other employees, whenever certain employees of the Company become or could potentially become aware of material price sensitive information, such as information relating to an acquisition, bi-annual results etc., which is not in the public domain. When these employees have access to this information an embargo is placed on share trading for those individuals concerned. The embargo need not involve the entire Company in the case of an acquisition and may only apply to the board of directors, executive committee, and the financial and new business teams, but in the case of quarterly results the closed-period is group-wide.
To the best of our knowledge, we believe that our ordinary shares held by executive officers, in aggregate, do not exceed one percent of the Company’s issued ordinary share capital. For details of share ownership of directors and prescribed officers see
Item 7A. Major Shareholders.
DRDGOLD (1996) Share Option Scheme, or the Scheme
DRDGOLD is winding down a securities option plan that was operated as an incentive tool for our Executive Directors and senior employees whose skills and experience were recognized as being essential to the Company’s performance. Two of our Non-
Executive Directors (Messrs. G.C. Campbell and R.P. Hume) had share options under the Scheme which has all been bought out by the Company through a general buy-out; no new share options have been issued to Non-Executive Directors since December
2004. In compliance with JSE Listing Requirements, options awarded to an individual employee are subject to a cumulative upper limit of 2.0 million options, which is lower than the previous 2% of the Company’s issued share capital. In addition, a maximum of
40.0 million options are available for utilization under the share option scheme, which is lower than the previous 15% of the issued ordinary shares. As at September 30, 2016, the number of issued and exercisable share options was less than 0.01% of our issued ordinary share capital, representing 34,075 share options. In November 2012 the Remuneration Committee suspended the share option scheme and approved a share buyback. A general offer was made to all participant of the Scheme to buy-back all then vested share options as part of the transition to the new DRDGOLD Phantom Share Scheme. The participants in the Scheme are fully taxed based on individual tax directives obtained from the South African Revenue Service on any gains realized on the exercise of share options.
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
Options to purchase a total of 34,057 ordinary shares were outstanding on June 30, 2016, of which all options to purchase ordinary shares were currently exercisable. In fiscal 2016, a total of 20 employees and 8 ex-employee participated in the Scheme, including Executive Directors and other senior employees. The outstanding options are exercisable at a purchase price of R5.12 per share and expire five years from the date of issue to the participants.

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
DRDGOLD Phantom Share Scheme
In fiscal 2013 we established the DRDGOLD Phantom Share Scheme. The scheme replaces the DRDGOLD (1996) Share
Option Scheme, which is part of the long-term retention strategy intended to grow the company. The phantom share scheme is operated as an incentive tool for our executive directors, excluding the CEO, and senior employees whose skills and experience are recognized as being essential to the Company’s performance. The scheme is cash settled. In terms of the phantom share scheme rules, 50% of the phantom shares granted will be valued based on the Group meeting certain pre-determined performance criteria and the remaining 50% to defined retention periods. The maximum incentive pay-out per annum to any single employee may not exceed 75% of that employee’s gross remuneration package. The participants in the scheme are fully taxed at their marginal rate on any gains realized on the exercise of their phantom shares.
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
During fiscal 2016, DRDGOLD’s REMCO approved a revised long-term incentive scheme. On November 4, 2015,
REMCO approved an allocation of 20,527,978 phantom shares which is driven by share price performance and individual performance, and is based on phantom share allocations. The vesting of any shares allocated is staggered over a five-year period commencing in the third year after the allocation is granted in line with King recommendations. The objectives of the revised scheme are to drive the longer-term strategies of DRDGOLD, to align participants’ interests with shareholders’ interest, to incentivise and motivate participants, to attract and retain scarce human resources and to reward superior performance by the
Company and participants. REMCO has the authority to amend in part or in its entirety or withdraw the long-term incentive scheme at any time.
20,527,978 phantom shares were granted in the current financial year, (2015: 2,615,207). 23,169,191 phantom shares were outstanding on June 30, 2016 (2015: 4,525,650).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS
As of September 30, 2016, our issued capital consisted of:
•   431,429,767 ordinary shares of no par value; and
•   5,000,000 cumulative preference shares.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.
Based on information available to us, as of September 30, 2016:
•   there were 5,832 record holders of our ordinary shares in South Africa, who held approximately 138,523,338 or approximately 38.1% of our ordinary shares;
•   there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
•   there were 26 US record holders of our ordinary shares, who held approximately 26,699,366 or approximately 6.2% of our ordinary shares excluding those shares held as part of our ADR program; and
•   there were 749 registered holders of our ADRs in the United States, who held approximately 193,107,960 (19,310,796
    ADRs) or approximately 44.8% of our ordinary shares.
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30,
2016 by:
•   each of our directors and prescribed officers; and
•   any person whom the directors are aware of as at September 30, 2016 who is interested directly or indirectly in 5% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years.
Shares Beneficially Owned
Holder
Number
Percent of
outstanding
ordinary
shares
D.J. Pretorius ........................................................................................................................................ 5,108 *
J. Turk................................................................................................................................................... 243,000
*
G.C. Campbell...................................................................................................................................... 200,000
*
Bank of New York Mellon ADRs .......................................................................................................
101 Barclay Street, New York, NY 10011
193,107,960 44.8%
Khumo Gold SPV Proprietary Limited ............................................................................................... 35,000,000 8.12%
(1)
* Indicates share ownership of less than 1% of our outstanding ordinary shares.
(1)
Acquired during the year ended June 30, 2015 as part of the roll-up of the stake of our broad based black economic empowerment (BBBEE)
partners in EMO into DRDGOLD.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of September 30, 2016, are treated as outstanding for computing the percentage of any other person. As of
September 30, 2016, we are not aware of anyone owning 5% or more of our ordinary shares other than described above. During fiscal
2016 Skagen AS reduced its shareholding from 8.6% held as at the end of fiscal 2015 to 4.84% as at September 30, 2016 in the normal course of business. During fiscal 2016 Van Eck reduced its shareholding from 6.3% held as at the end of fiscal 2015 to nil as at September 30, 2016 in the normal course of business. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. No shareholder has voting rights which differ from the voting rights of any other shareholder. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, Off Crownwood Road, Crown Mines, 2092, South Africa.

Cumulative Preference Shares
Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares.
Randgold's registered address is Suite 25, Katherine & West Building, Corner of Katherine and West Streets, Sandown, Sandton,
2196.
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
There is currently no active trading market for our cumulative preference shares. Holders of cumulative preference shares will only obtain their potential voting rights once the Argonaut Project becomes an operational gold mine, and dividends accrue to them. The prospecting rights have since expired and the Argonaut Project terminated. The development of the project is not expected to materialise and therefore no dividend is expected to be paid.
7B. RELATED PARTY TRANSACTIONS
Guardrisk Insurance Company Limited (Guard Risk)
During the year ended June 30, 2016, Ergo paid fees to the Guardrisk Cell Captive relating to the environmental guarantees issued by Guardrisk to the DMR as outlined in note 16 amounting to R7.8 million (2015: R9.9 million and 2014: nil), which included a contribution of nil (2015: R0.8 million).
Rand Refinery Proprietary Limited (Rand Refinery)
The group has entered into an agreement with Rand Refinery Limited (“Rand Refinery“), for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the group’s gold and casts it into troy ounce bars. Rand Refinery then sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr Gwebu, who held the position of executive officer: legal, compliance and company secretary of
DRDGOLD up to December 31, 2014, was a director of Rand Refinery, a member of its Remuneration Committee and chairman of the Social and Ethics Committee until September 5, 2014 when he resigned as director. Mr Charles Symons has been appointed to replace him as director of Rand Refinery effective September 5, 2014. Mr Mark Burrell who is the financial director of Ergo is an alternate director of Rand Refinery and a member of Rand Refinery’s Audit Committee.
• The group currently owns shares in Rand Refinery (which is jointly owned by South African mining companies) (refer note 10);
• Trade receivables to the amount of nil (2015: R43.0 million and 2014: R25.6 million) relate to metals sold;
• The group received a dividend of nil (2015: nil and 2014: nil) from Rand Refinery.
CONSULTANCY AGREEMENT
On June 23, 2008, EMO approved a consultancy agreement with Khumo Gold, which owned 20% of EMO at that date.
The agreement provides for a monthly retainer of R0.3 million (2015: R0.3 million, 2014: R0.3 million) and will conclude on 31
December 2016.
SALE OF SHARES
During the year ended June 30, 2015, DRDGOLD acquired the 20% and 6% interest in the issued share capital of EMO held by Khumo and the Empowerment Trust respectively in exchange for newly issued DRDGOLD shares.
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
5. Not applicable.
6. Not applicable.
7. See under Item 4D. Property, plant and equipment—Legal Proceedings.
8. Please see Item 10B. Memorandum of Incorporation.
8B. SIGNIFICANT CHANGES
Significant changes that have occurred since June 30, 2016, the date of the last audited financial statements included in this Annual Report, are discussed in the relevant notes to the financial statements under Item 18. Financial Statements.

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
Price Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Year Ended
High
Low
High
Low
Ordinary
Share
ADSs
June 30, 2012......................................................................................... 6.28 2.97 8.16 4.21 1,090,043 97,107
June 30, 2013......................................................................................... 7.55 4.49 8.59 4.90 631,264 78,400
June 30, 2014......................................................................................... 6.64 2.45 6.47 2.39 594,552 117,380
June 30, 2015......................................................................................... 4.03 1.73 3.65 1.35 462,934 149,298
June 30, 2016......................................................................................... 9.49 1.49 6.05 1.10 1,313,746 273,317
Price Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Quarter
High
Low
High
Low
Ordinary
Share
ADSs
Q1 July – September 2014 .................................................................... 4.03 2.52 3.65 2.37 587,358 170.377
Q2 October – December 2014............................................................... 3.82 1.79 3.48 1.35 459,947 227,531
Q3 January – March 2015 ..................................................................... 3.45 1.86 2.88 1.47 466,275 134,460
Q4 April – June 2015............................................................................. 2.60 2.02 2.06 1.55 327,770 61,360
Q1 July – September 2015 .................................................................... 2.44 1.49 1.87 1.10 1,013,862 203,614
Q2 October – December 2015............................................................... 2.70 2.01 1.85 1.34 1,074,773 61,230
Q3 January – March 2016 ..................................................................... 6.50 2.57 4.15 1.65 1,933,667 364,092
Q4 April – June 2016............................................................................. 9.49 5.80 6.05 5.83 1,260,555 468,585
Q1 July – September 2016 .................................................................... 12.62 6.50 9.10 4.74 1,186,933 685,864
Price Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading Volume
Month Ended
High
Low
High
Low
Ordinary
Share
ADSs
April 30, 2016 ........................................................................................ 7.85 5.80 5.49 3.88 1,306,749 428,798
May 31, 2016 ......................................................................................... 9.49 6.92 6.05 4.34 1,422,890 597,187
June 30, 2016 ......................................................................................... 8.84 7.05 5.90 4.45 1,054,224 383,807
July 31, 2016.......................................................................................... 12.62 8.65 9.03 5.99 1,390,588 911,789
August 31, 2016..................................................................................... 12.39 7.40 9.10 5.07 1,146,088 711,474
September 30, 2016 ............................................................................... 8.30 6.50 5.89 4.74 1,031,699 442,648
The cumulative preference shares are not traded on any exchange.
There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended
June 30, 2016, nor have there been any trading suspensions with respect to our ADRs on the New York Stock Exchange since our listing on that market.

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
9D. SELLING SHAREHOLDERS
Not applicable.
9E. DILUTION
Not applicable.
9F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10A. SHARE CAPITAL
Not applicable.
10B. MEMORANDUM OF INCORPORATION
As of June 30, 2016, we had authorized for issuance 600,000,000 ordinary shares of no par value (as of September 30, 2016:
600,000,000), and 5,000,000 cumulative preference shares of R0.10 par value (as of September 30, 2016: 5,000,000). On this date we had issued 431,429,767 ordinary shares (as of September 30, 2016: 431,429, 767) and 5,000,000 cumulative preference shares (as of
September 30, 2016: 5,000,000).
Set out below are brief summaries of certain provisions of our Memorandum of Incorporation, or our MOI, the Companies
Act of South Africa and the JSE Listings Requirements, all as in effect on September 30, 2016. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE
Listings Requirements.
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
Retiring directors usually make themselves available for re-election. An amendment to the MOI which also subjects executive directors to re-election by rotation was approved by shareholders at the 2014 annual general meeting.
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
Winding-up
If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of September 30, 2016, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.
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
10C. MATERIAL CONTRACTS
No material contracts were entered during the two years immediately preceding the publication of this report.
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
In fiscal years 2016 and 2015, the corporate tax rates for taxable mining and non-mining income were 34% and 28%, respectively. The Company, is subject to 34% tax on mining income and 28% for non-mining income. The formula for determining the South African gold mining tax rate for FY2016 and FY2015 is: Y = 34 – 170/X. Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.
With effect from April 1, 2014, Section 8F of the Income Tax Act results in any amount of interest which is incurred in respect of a “hybrid debt instrument” is deemed to be a dividend in specie and taxed as such in the hands of the payor and the recipient. The various subordination agreements entered into within the group as outlined in Item 7B. ‘‘Related party transactions’’ resulted in the associated loans within the group being characterised as “hybrid debt instruments” and being taxed accordingly. Section 8F of the Income Tax Act has subsequently been revised and amendments’ will become effective during fiscal
2017. These amendments may result in these loans as outlined above not being subject to Section 8F of the Income Tax Act.
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
•   a citizen or individual resident of the US;
•   a corporation (or any entity treated as a corporation for US federal income tax purposes) created or organized under the laws of the US or any political subdivision thereof;
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
We believe that we were not a PFIC for our fiscal year ended June 30, 2016. However, under the PFIC rules income and assets are require to be measured and classified in accordance with US federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from US federal income tax principles.
Therefore, no assurance can be given that we were not a PFIC for our 2015 fiscal year ended June 30, 2015. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.
The rules relating to PFICs are very complex. US holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investments in our ordinary shares or ADSs.

Disposition of Ordinary Shares or ADSs
Subject to the discussion above under the heading “Passive Foreign Investment Company”, upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a US holder will recognize gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or
ADSs. Subject to the application of the “passive foreign investment company” rules discussed above, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a US holder on the taxable disposition of ordinary shares or ADSs generally will be treated as US-source gain or loss for US foreign tax credit purposes.
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
10F. DIVIDENDS AND PAYING AGENTS
On August 26, 2016, we declared a dividend which, in total, amounted to R51.8 million (12 cents per ordinary share).
Dividend withholding tax is 15% of the dividend paid, lower rates can apply for foreign beneficial owners and there are also certain exemptions that apply. The dividend withholding tax will be withheld from the dividend payment. There are no dividend restrictions.
Date of entitlement: October 14, 2016
Approximate date of conversion: October 21, 2016
Approximate payment date: October 24, 2016
Paying agents: Link Market Services (US & SA), St James’s Corporate Services (UK), Computershare (AUS)
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
Our results are positively affected when the US dollar strengthens against the rand and adversely affected when the US dollar weakens against the rand. Our cash and cash equivalent balances are held in US dollars and rands; holdings denominated in other currencies are relatively insignificant. Refer to Item 18. ‘‘Financial Statements - Note 25 - Financial instruments’’ of the consolidated financial statements for discussion of interest rate risks, currency risks and sensitivity analysis.

Long-term debt
Set out below is an analysis of our debt as at June 30, 2016. All of our long-term debt is denominated in South African rand.
R'000
Interest rate
Fixed rate .............................................................................................................
19,161
Weighted average interest rate......................................................................... 17.9%
Total..................................................................................................................... 19,161
Repayment period
2016 .....................................................................................................................
2,355
2017 ..................................................................................................................... 2,772
2018 ..................................................................................................................... 3,264
2019 ..................................................................................................................... 10,770
Total..................................................................................................................... 19,161
Based on our fiscal 2016 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would
(increase)/decrease our interest expense by R0.2 million.

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
Service
Fees (USD)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights....................................................................................
$5.00 (or less) per 100 ADSs (or portion thereof)
1
Cancellation of ADSs for the purpose of withdrawal, including if the
Deposit Agreement terminates..........................................................................
$5.00 (or less) per 100 ADSs (or portion thereof)
1
Distribution of cash dividends or other cash distributions ................................ 2 cents (or less) per ADS (or portion thereof)
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders
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
Depositary Payments
The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an annual amount of $75 000 mainly consisting of accumulated contributions towards the Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors). After the deduction of other fees, the annual reimbursement for the year ended June 30, 2016 amounts to $43,400. DRDGOLD is also entitled to a 25% share of the dividend fees which amounts to $84,610 for the years ended June 30, 2015 and June 30, 2016.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
15A. Disclosure Controls and Procedures
As of June 30, 2016, our management, with the participation of our Chief Executive Officer and Chief Financial Officer
has evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2016.
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
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2016. In making this assessment, our management used the criteria set forth by the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, our management concluded that as of June 30, 2016 our internal control over financial reporting was effective.

15C. Independent Auditor’s Attestation Report
The effectiveness of internal control over financial reporting as of June 30, 2016 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.
15D. Changes in Internal Control Over Financial Reporting
Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule
13a-15.
During the year ended June 30, 2016, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Ethics and Conduct that applies to all senior executives including our Non-Executive
Chairman, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Financial Director at our mining operation as well as all other employees. The Code of Ethics was last updated on February 9, 2012. The Code of Ethics and
Conduct can be accessed on the Company’s website at www.drdgold.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG Inc. has served as our independently registered public accountant for the fiscal years ending June 30, 2016, 2015 and
2014, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2016 and 2015:
Audit Fees
Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
Auditors' remuneration
Year ended June 30,
2016
2015
R’000
R’000
Audit fees 6,854 6,249
Audit fees (Under provision - prior year) 825 966
Audit-related fees - 75
Tax fees - -
All other fees 376 290
8,055 7,580
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
Tax Fees
For fiscal 2016 and fiscal 2015, no fees have been billed for tax compliance, tax advice or tax planning services.

All Other Fees
All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees.
The all other fees paid during fiscal 2016 consist of fees invoiced with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal 2015. The all other fees paid during fiscal 2015 consist of fees invoiced with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal
2014. Subsequent to June 30, 2016 KPMG was engaged to provide limited assurance on specified items contained in our
Integrated Report for fiscal 2016 that was billed during fiscal 2017.
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
.

82
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
Page
Report of the Independent Registered Public Accounting Firm ......................................................................................... F-1
Consolidated statement of profit or loss and other comprehensive income for the years ended June 30, 2016, 2015 and 2014 ............................................................................................................................................................................
F-2 to F-3

Notes to the financial statements. ........................................................................................................................................ F-7 to F-59

Report of Independent Registered Public Accounting Firm
The Board of Directors and shareholders of DRDGOLD Limited
We have audited the accompanying consolidated statements of financial position of DRDGOLD Limited and its subsidiaries as of
June 30, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2016. We also have audited DRDGOLD Limited’s internal control over financial reporting as of June 30, 2016, based on criteria established in Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). DRDGOLD Limited’s
management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying
Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on DRDGOLD Limited’s internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of
DRDGOLD Limited and its subsidiaries as of June 30, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, DRDGOLD Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2016, based on criteria established in Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
/s/ KPMG Inc
KPMG Inc
Secunda, Republic of South Africa
October 31, 2016

DRDGOLD Limited
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
for the year ended June 30, 2016
2016
2015
2014
Note
R'000
R'000
R'000
Revenue
3
2,433,064
2,105,298
1,809,434
Cost of sales
(2,236,790)
(1,946,331)
(1,687,270)
Operating costs
(2,030,289)
(1,786,880)
(1,598,300)
Depreciation
9
(180,167)
(193,301)
(159,999)
Retrenchment costs
4
-
(7,150)
(6,748)
Movement in provision for environmental rehabilitation
14 & 16
(19,259)
20,443
86,605
Movement in gold in progress
(7,075)
20,557
(8,828)
Gross profit from operating activities
196,274
158,967
122,164
Impairments
4
-
(7,904)
(56,591)
Administration expenses and general costs
(76,695)
(56,162)
(78,120)
Results from operating activities
4
119,579
94,901
(12,547)
Finance income
5
36,849
51,497
27,980
Finance expenses
6
(47,576)
(49,603)
(52,295)
Share of losses of equity accounted investments
-
-
(313)
Profit/(loss) before tax
108,852
96,795
(37,175)
Income tax
7
(46,923)
(28,599)
(17,548)
Profit/(loss) for the year
61,929
68,196
(54,723)
Attributable to:
Equity owners of the parent
61,929
67,807
(45,808)
Non-controlling interest
15.2
-
389
(8,915)
Profit/(loss) for the year
61,929
68,196
(54,723)
Other comprehensive income
Items that are or may be reclassified to profit or loss, net of tax
Net fair value adjustment on available-for-sale investment
4,342
(757)
(51,626)
Fair value adjustment on available-for-sale investments
10
4,342
19,118
(49,872)
Fair value adjustment on available-for-sale investment reclassified to profit or loss
5
-
(19,875)
-
Non-controlling interest in fair value adjustment on available-for-
sale investment
15.2
-
-
(1,754)
Foreign exchange translation reserve reclassified to profit or loss
-
(5,882)
-
Items that will never be reclassified to profit or loss, net of tax
Actuarial loss
17
-
(539)
-
Total comprehensive income for the year
66,271
61,018
(106,349)
Attributable to:
66,271
60,629
(95,680)
Equity owners of the parent
Non-controlling interest
-
389
(10,669)
Total comprehensive income for the year
66,271
61,018
(106,349)
Earnings per share attributable to equity owners of the parent
Basic earnings/(loss) per share (cents)
8
15 17 (12)
Diluted earnings/(loss) per share (cents)
8
15 17 (12)
The accompanying notes are an integral part of these consolidated financial statements

DRDGOLD Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2016
2016
2015
Note
R’000
R’000
ASSETS
Non-current assets
1,818,383
1,894,054
Property, plant and equipment 9
1,600,476
1,698,774
Non-current investments and other assets 10
211,088
194,082
Deferred tax asset 18
6,819
1,198
Current assets
600,692
608,984
Inventories 12
160,669
168,729
Trade and other receivables 13
66,515
93,273
Current tax asset
6,749
13,241
Cash and cash equivalents 22
351,796
324,375
Assets held for sale 14
14,963
9,366
Total assets
2,419,075
2,503,038
EQUITY AND LIABILITIES
Equity
1,339,556
1,529,925
Non-current liabilities
765,971
669,495
Provision for environmental rehabilitation 16
522,905
493,291
Post-retirement and other employee benefits 17
31,583
9,242
Deferred tax liability 18
194,677
147,801
Finance lease obligation 20
16,806
19,161
Current liabilities
313,548
303,618
Trade and other payables
289,023
258,353
Finance lease obligation 20
2,355
2,000
Loans and borrowings 19
-
23,096
Post-retirement and other employee benefits 17
6,568
2,557
Liabilities held for sale 14
15,602
17,612
Total liabilities
1,079,519
973,113
Total equity and liabilities
2,419,075
2,503,038
The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended June 30, 2016
Ordinary
Shares
Number
Cumulative
preference
shares
Number
Share capital
R’000
Cumulative
preference
share
capital
R’000
Revaluation
and other
reserves
1
R’000
Retained
earnings
R’000
Equity of the
owners of the
parent
R’000
Non-
controlling
interest
R’000
Total equity
R’000
Balance at June 30, 2013
385,383,767
5,000,000
4,089,287
500
224,942
(2,913,866)
1,400,863
242,809
1,643,672
Total comprehensive income
Loss for the year
(45,808) (45,808) (8,915) (54,723)
Other comprehensive income² (49,872) (49,872) (1,754) (51,626)
Transactions with the owners of the parent
Share issue expenses
(1,060) (1,060) (1,060)
Dividend on ordinary share capital (53,085) (53,085) (53,085)
Share-based payments 520 520 520
Share option buy-out (2,734) (2,734) (2,734)
Treasury shares disposed of by subsidiary 247 247 247
Balance at June 30, 2014
385,383,767
5,000,000
4,088,474
500
172,856
(3,012,759)
1,249,071
232,140
1,481,211
Total comprehensive income
Profit for the year
67,807 67,807 389 68,196
Other comprehensive income² (6,639) (539) (7,178) (7,178)
Transactions with the owners of the parent
Share issue
45,500,000 96,460 135,189 231,649 (232,529) (880)
Transaction costs (4,015) (4,015) (4,015)
Dividend on ordinary share capital (7,585) (7,585) (7,585)
Share-based payments 176 176 176
Share option reserve transferred to retained earnings (30,563) 30,563 - -
Balance at June 30, 2015
430,883,767
5,000,000
4,180,919
500
135,830
(2,787,324)
1,529,925
-
1,529,925
Total comprehensive income
Profit for the year
61,929
61,929
61,929
Other comprehensive income²
4,342
4,342
4,342
Transactions with the owners of the parent
Issued shares for cash
546,000
2,796
2,796
2,796
Treasury shares acquired through subsidiary
(6,521)
(6,521)
(6,521)
Dividend on ordinary share capital
(252,915)
(252,915)
(252,915)
Balance at June 30, 2016
431,429,767
5,000,000
4,177,194
500
140,172
(2,978,310)
1,339,556
-
1,339,556
The accompanying notes are an integral part of these consolidated financial statements.
1
Revaluation and other reserves at June 30, 2016 and June 30, 2015 comprise asset revaluation reserves (refer note 15.1). Revaluation and other reserves at June 30, 2014 comprise share-based payment reserves, foreign currency translation reserve and asset revaluation reserves. The foreign exchange differences arose on translation of a foreign joint venture in Zimbabwe (refer note 15.1).

² Refer to the consolidated statement of profit or loss and other comprehensive income for a detailed analysis of total comprehensive income for the year.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2016
2016
2015
2014
Note
R’000
R’000
R’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from sales of precious metals
2,476,066
2,087,926 1,814,219
Cash paid to suppliers and employees
(2,077,851)
(1,802,729) (1,726,835)
Cash generated by operations
21
398,215
285,197 87,384
Finance income
22,331
13,883 16,359
Finance expenses
(4,965)
(11,944) (16,838)
Income tax received/(paid)
362
(3,523) (6,214)
Net cash inflow from operating activities
415,943
283,613 80,691
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of non-current investments and other assets
-
- (7)
Proceeds on disposal of non-current investments and other assets
12
46,387 -
Proceeds on disposal of property, plant and equipment
7,021
17,392 992
Additions to property, plant and equipment
(99,780)
(90,856) (158,593)
Environmental rehabilitation payments 16
(10,591)
(9,034) (14,170)
Contribution to environmental obligation funds
-
(803) -
Acquisition of non-controlling interest
-
(851) -
Other
(3,854)
96 -
Net cash outflow from investing activities
(107,192)
(37,669) (171,778)
CASH FLOWS FROM FINANCING ACTIVITIES
Share issue expenses
-
- (1,060)
Proceeds on disposal of treasury shares
-
- 247
Proceeds from the issue of shares
2,796
- -
Acquisition of treasury shares
(6,521)
- -
Repayments of finance lease obligation
(2,000)
(416) -
Repayments of loans and borrowings
(22,500)
(122,500) (20,000)
Share option buy-out
-
- (2,734)
Dividends paid on ordinary share capital
(252,915)
(7,585) (53,085)
Net cash outflow from financing activities
(281,140)
(130,501) (76,632)
NET INCREASE/(DECREASE) IN CASH AND CASH
EQUIVALENTS
27,611
115,443 (167,719)
Cash and cash equivalents at beginning of the year
324,375
208,932 376,651
Foreign exchange movements
(190)
- -
Cash and cash equivalents at the end of the year
22
351,796
324,375 208,932
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended June 30, 2016
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
The consolidated financial statements were approved by the board of directors on September 21, 2016. Details of the group’s accounting policies are outlined in this note.
FUNCTIONAL AND PRESENTATION CURRENCY
The consolidated financial statements are presented in South African rands, which is the group’s functional currency. All financial information presented in South African rands has been rounded to the nearest thousand, unless otherwise stated.
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
(a) Depreciation
The calculation of the units-of-production rate of depreciation could be affected if actual production in the future is different from current forecast production. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
1. ACCOUNTING POLICIES (continued)
USE OF ESTIMATES AND JUDGMENTS (continued)
(a) Depreciation (continued)
Factors could include:
• changes in mineral reserves and resources (which could similarly affect the useful lives of assets depreciated on the straight-line basis, where those lives are limited to the life of the mine);
• the grade of mineral reserves and resources may vary significantly from time to time;
• differences between actual commodity prices and commodity price assumptions;
• unforeseen operational issues at mine sites including planned extraction efficiencies; and
• changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates.
Property, plant and equipment would have amounted to R1,539.6 million at June 30, 2016 if the life of mine had not been increased to 10 years effective as at July 1, 2015.
(b) Estimate of exposure and liabilities with regard to rehabilitation costs
Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.
An average discount rate of 8.8% (2015: 8.4% and 2014: 8.3%), average inflation rate of 6.3% (2015: 6.0% and 2014:
6.0%) and the discount periods as per the expected life of mine were used in the calculation of the estimated net present value of the rehabilitation liability (refer to note 16).
(c) Estimate of tax
The effective gold mining tax rate applied to calculate the deferred tax liability is based on expected future profitability.
A 100 basis points increase in the effective tax rate will result in an increase in the deferred tax liability at June 30, 2016 of approximately R8.1 million (2015: R7.3 million and 2014: R6.3 million).
BASIS OF MEASUREMENT
The financial statements are prepared on the historical cost basis, unless otherwise stated.
CHANGES IN ACCOUNTING POLICIES
The group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements.
NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS NOT ADOPTED
The group adopted all the new standards, amendments to standards and interpretations, which are applicable to the group, with a date of initial application of July 1, 2015. The adoption of these standards did not have a significant impact on these financial statements.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
1. ACCOUNTING POLICIES (continued)
BASIS OF CONSOLIDATION
Non-controlling interests (NCI)
NCI are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s subsequent share of changes in equity.
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
for the year ended June 30, 2016
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
for the year ended June 30, 2016
1. ACCOUNTING POLICIES (continued)
FINANCIAL INSTRUMENTS (continued)
(ii) Non derivative financial assets – measurement (continued)
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Cash and cash equivalents are initially measured at fair value. Subsequent to initial recognition, cash and cash equivalents are measured at amortised cost, which is equivalent to their fair value. Bank overdrafts that are repayable on demand and form an integral part of the group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. Cash and cash equivalents include restricted cash and are short-term in nature. Restricted cash which is long-term in nature is classified as non-current and is similar in nature to rehabilitation trust funds. Restricted cash would typically be long-term in nature when it is expected not to be able to be utilised for at least 12 months after the reporting date.
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
Development costs, which are capitalised, consist primarily of expenditure that gives access to mineral reserves and resources.
Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs capitalised, include acquired, proved and probable mineral reserves at the acquisition date.
Exploration and evaluation costs, including the costs of acquiring licenses, property and qualifying borrowing costs, are capitalised as exploration assets on a project-by-project basis, pending determination of the technical feasibility and commercial viability of the project. The capitalised costs are presented as tangible assets according to the nature of the assets acquired. When a license is relinquished or a project is abandoned, the related costs are recognised in profit or loss immediately.
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
Any gains or losses on disposal of an item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of property, plant and equipment and are recognised in profit or loss. When assets are sold which have been revalued on acquisition for consolidation purposes, the amounts included in the asset revaluation reserve are transferred to retained earnings (refer to note 15.1).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
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
Depreciation
Depreciation of mining property and development (including mineral rights) and mine plant facilities is calculated using the units of production method which is based on the life of mine.
The group’s life of mine is primarily based on proved and probable mineral reserves and may include some resources. It reflects the estimated quantities of economically recoverable gold that can be recovered from reclamation sites based on the gold price prevailing at the end of the financial year. Changes in the life of mine will impact depreciation on a prospective basis. The life of mine is prepared using a methodology that takes account of current information to assess the economically recoverable gold from specific reclamation sites and includes the consideration of historical experience.
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
The current estimated useful lives for the current and comparative periods are:
• mine properties – life-of-mine, currently between seven (2015: six) and 10 (2015: 10) years;
• mine development – life-of-mine, currently between seven (2015: six) and 10 (2015: 10) years;
• mine plant facilities – life-of-mine, currently between seven (2015: six) and 10 (2015: 10) years; and
• equipment and vehicles – two to five years.
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
IMPAIRMENT
Financial assets
A financial asset not classified at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence (e.g. delinquency of a debtor and indications that a debtor will enter bankruptcy) that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
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
for the year ended June 30, 2016
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
The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven and probable reserves are determined to exist. Upon determination of proven and probable reserves exploration assets attributable to those reserves are first tested for impairment and then reclassified from exploration assets to a separate category within tangible assets.
INVENTORIES
Gold in process is stated at the lower of cost and net realisable value. Costs are assigned to gold in process on a weighted average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing as they are reliably measurable at that point.
Gold bullion is stated at the lower of cost and net realisable value. Selling and general administration costs are excluded from inventory valuation.
Consumable stores are stated at the lower of cost and net realisable value. Cost of consumables is based on the weighted average cost principle and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and <br>selling expenses.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
1. ACCOUNTING POLICIES (continued)
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
Deferred tax
Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognised for tax purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries and joint ventures to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognised for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted at the reporting date.
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
Repurchase and reissue of ordinary shares (treasury shares)
When shares recognised as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
1. ACCOUNTING POLICIES (continued)
SHARE CAPITAL (continued)
Dividends
Dividends are recognised as a liability on the date on which they are declared which is the date when the shareholders’ right to the dividends accrue.
EMPLOYEE BENEFITS
Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through monthly contributions to these defined contribution plans. Obligations for contributions are recognised as an employee benefit expense in profit or loss as the service is rendered.
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
When the benefits of a plan are changed, the portion of the changed benefit relating to past service by employees is recognised in profit or loss immediately.
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
1. ACCOUNTING POLICIES (continued)
EMPLOYEE BENEFITS (continued)
Cash settled share based payment awards
The group operates a cash-settled long term incentive scheme in which certain employees of the group participate.
The fair value of the awards made in terms of this cash-settled long term scheme is based on the quoted DRDGOLD Limited share price, taking into account the terms and conditions upon which the awards were granted. The fair value of the award is estimated using appropriate valuation models and appropriate assumptions at the grant date.
The grant date fair value of the awards is recognised as an employee benefit expense over the vesting period based on the group’s estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment obligation. At each reporting date the obligation is remeasured to the fair value of the instrument, to reflect the potential outflow of cash resources to settle the liability, with a corresponding adjustment to profit or loss. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
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
Provision for environmental rehabilitation
Provision for environmental rehabilitation includes decommissioning and restoration liabilities.
Decommissioning and restoration liabilities are measured at the present value of the expenditures expected to be incurred to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning and restoration obligation is included in profit or loss. Estimated future costs of decommissioning and restoration liabilities are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology.
Decommissioning liabilities
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly, an asset is recognised and included within mining properties. Changes in estimates are capitalised or reversed against the relevant asset. Expenditures actually incurred to settle such liabilities are recognised as cash outflows from investing activities.
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Restoration liabilities
The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are recognised in profit or loss as a cost of production. Expenditures actually incurred to settle such liabilities are recognised as cash outflows from operating activities.
Rehabilitation obligation funds
Rehabilitation obligation funds are used to cover the estimated cost of rehabilitation at the end of the life of the relevant mine.
These contributions are recognised as a right to receive a reimbursement from the fund and measured at the lower of the amount of the environmental rehabilitation liability recognised and the fair value of the fund assets. Changes in the carrying value of the fund assets, other than contributions to and payments from the fund, are recognised in profit or loss.
REVENUE RECOGNITION
Gold bullion and by-products
The group recognises revenue from the sale of gold bullion and by-products at the fair value of the consideration received or receivable. Revenue is recognised in profit or loss when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. These criteria are usually met when Rand Refinery sells the refined gold.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
1. ACCOUNTING POLICIES (continued)
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
Dividends are recognised when the group’s right to receive payment is established. Interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate to maturity on the accrual basis.
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
•   the nature of products;
•   the nature of the production process;
•   the type or class of customer for their products;
•   the methods used to distribute their products; and
•   if applicable, the nature of the regulatory environment.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
1. ACCOUNTING POLICIES (continued)
ASSETS HELD FOR SALE
Non-current assets, or disposal groups comprising asset and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than continuing use.
Such assets, or disposal groups are generally measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on the disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets and investment property, which continue to be measured in accordance with the group’s other accounting policies. Impairment losses on initial application as held for sale and subsequent gains and losses on remeasurement are recognised in profit or loss.
Once classified as held for sale, intangible assets and property, plant and equipment, are no longer amortised or depreciated, and any equity accounted investee is no longer equity accounted.
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
NEW ACCOUNTING STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS NOT YET
ADOPTED
At the date of authorisation of these financial statements, the following relevant standards, amendments to standards and interpretations that may be applicable to the business of the entity were in issue but not yet effective and may therefore have an impact on future financial statements. These new standards, amendments to standards and interpretations have not been early adopted by the group and an estimate of the impact of the adoption thereof for the group is in the process of being finalised. These
Standards and Interpretations will be adopted at their effective date.
Standard/interpretation Effective
date
IAS 1 Disclosure Initiative January 1, 2016
IAS 12 Income tax amendments January 1, 2017
IFRS 2 Share-based payment amendments January 1, 2018
IFRS 15 Revenue from contracts with customers January 1, 2018
IFRS 9 Financial Instruments January 1, 2018
IFRS 16 Leases January 1, 2019
Management is of the opinion that the impact of the application of the Standards and Interpretations will be as follows:
IAS 1 – Disclosure Initiative
Key clarifications included in this amendment includes the following:
•   There is an emphasis on materiality. Specific single disclosures that are not material do not have to be presented – even if they are a minimum requirement of a standard.
•   The order of notes to the financial statements is not prescribed. Instead, companies can choose their own order, and can also combine, for example, accounting policies with notes on related subjects.
•   It has been made explicit that companies:
       -
Should disaggregate line items on the statement of financial position and in the statement of profit or loss and OCI if this provides helpful information to users; and
- Can aggregate line items on the statement of financial position if the line items specified by IAS 1 are immaterial.
•   Specific criteria are provided for presenting sub-totals on the statement of financial position and in the statement of profit or loss and OCI, with additional reconciliation requirements for the statement of profit or loss and OCI.
•   The presentation in the statement of OCI of items of OCI arising from joint ventures and associates accounted for using the equity method follows IAS 1’s approach of splitting items that may be reclassified and that will never be reclassified to profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
1. ACCOUNTING POLICIES (continued)
NEW ACCOUNTING STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS NOT YET
ADOPTED (continued)
IAS 12 Income taxes amendments (Recognition of deferred tax assets for unrealised losses)
The amendments provide additional guidance on the existence of deductible temporary differences, which depend solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset.
The amendments also provide additional guidance on the methods used to calculate future taxable profit to establish whether a deferred tax asset can be recognised.
Guidance is provided where an entity may assume that it will recover an asset for more than its carrying amount, provided that there is sufficient evidence that it is probable that the entity will achieve this.
Guidance is provided for the recognition of deductible temporary differences related to unrealised losses. These are to be assessed on a combined basis, unless a tax law restricts the use of losses to deductions against income of a specific type.
IFRS 2 Share-based payment amendments
Measurement of cash-settled share-based payments – There is currently no guidance in IFRS 2 on how to measure the fair value of the liability in a cash-settled share based payment. The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share-based payments – i.e. the modified grant date method. Therefore, in measuring the liability market and non-vesting conditions are taken into account in measuring its fair value and the number of awards to receive cash is adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions.
Classification of share-based payments settled net of tax withholdings – The company may be obligated to collect or withhold tax related to a share-based payment, even though the tax obligation is often a liability of the employee and not the company.
Currently, it is unclear whether the portion of the share-based payment that is withheld in these instances should be accounted for as equity-settled or cash-settled. The amendments introduce an exception stating that, for classification purposes, a share-based payment transaction with employees is accounted for as equity-settled if certain criteria are met.
IFRS 15 Revenue from contracts with customers
The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognised.
IFRS 9 Financial Instruments
This standard will include changes in the measurement bases of the group’s financial assets to amortised cost, fair value through other comprehensive income or fair value through profit or loss. Even though these measurement categories are similar to IAS 39, the criteria for classification into these categories are different. In addition, the IFRS 9 impairment model has been changed from an “incurred loss” model from IAS 39 to an “expected credit loss” model.
IFRS 16 Leases
It sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, ie the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 replaces the previous leases Standard, IAS 17 Leases, and related
Interpretations. IFRS 16 has one model for lessees which will result in almost all leases being included on the Statement of
Financial position. No significant changes have been included for lessors.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
2. OPERATING SEGMENTS
The following summary describes the operations in the group’s reportable operating segment:
•     Ergo is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldfields. The operation comprises four plants. Ergo and Knights continue to operate as metallurgical plants and Crown and City Deep continue as pump/milling stations feeding the metallurgical plants.
Corporate office and other reconciling items are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.
The group’s revenue stream consists mainly of the sale of gold bullion.
2016
Ergo
R’000
Corporate
office and
other
reconciling
items R’000
Total
R’000
Financial performance
Revenue
2,433,064
-
2,433,064
Cash operating costs
(1,991,180)
-
(1,991,180)
Movement in gold in process
(7,075)
-
(7,075)
Operating profit
434,809
-
434,809
Interest income
2,772
19,648
22,420
Interest expense
(4,122)
(438)
(4,560)
Administration expenses and general costs
(4,450)
(82,759)
(87,209)
Income tax (1)
(535)
(5,134)
(5,669)
Working profit/(loss) before additions to property, plant and equipment
428,474
(68,683)
359,791
Additions to property, plant and equipment
(99,922)
(92)
(100,014)
Additions to listed investments
-
(1,318)
(1,318)
Working profit/(loss) after additions to property, plant and equipment
328,552
(70,093)
258,459
(1) Income tax excludes deferred tax.
Reconciliation of profit/(loss) for the year
Working profit/(loss) before additions to property, plant and equipment
428,474
(68,683)
359,791
- Depreciation
(180,095)
(72)
(180,167)
- Movement in provision for environmental rehabilitation
(21,371)
2,112
(19,259)
- Growth in environmental rehabilitation trust funds and reimbursive rights
9,756
4,673
14,429
- Profit on disposal of property, plant and equipment
9,265
1,249
10,514
- Unwinding of provision for environmental rehabilitation
(41,491)
(1,525)
(43,016)
- Ongoing rehabilitation expenditure
(27,833)
-
(27,833)
- Other operating (costs)/income
(29,608)
18,332
(11,276)
- Deferred tax
(46,876)
5,622
(41,254)
Profit/(loss) for the year
100,221
(38,292)
61,929
Statement of cash flows
Cash flows from operating activities
414,825
1,118
415,943
Cash flows from investing activities
(105,584)
(1,608)
(107,192)
Cash flows from financing activities
(2,000)
(279,140)
(281,140)
Geographical information and information about major customers
Due to regulatory requirements, the group has only one major gold customer in South Africa, being the only geographical area in which it operates.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
2. OPERATING SEGMENTS (continued)
2015
Ergo
R’000
Corporate
office and
other
reconciling
items R’000
Total
R’000
Financial performance
Revenue
2,105,298
-
2,105,298
Cash operating costs
(1,741,512)
-
(1,741,512)
Movement in gold in process
20,557
-
20,557
Operating profit
384,343
-
384,343
Interest income
808
13,599
14,407
Interest expense
(3,095)
(7,517)
(10,612)
Retrenchment costs
(2,794)
(4,356)
(7,150)
Administration expenses and general costs
(3,466)
(66,106)
(69,572)
Income tax (1)
(1,067)
4,412
(3,345)
Working profit/(loss) before additions to property, plant and equipment
374,729
(59,968)
314,761
Additions to property, plant and equipment
(113,233)
(102)
(113,335)
Additions to reimbursive right
(803)
-
(803)
Working profit/(loss) after additions to property, plant and equipment
260,693
(60,070)
200,623
(2) Income tax excludes deferred tax.
Reconciliation of profit/(loss) for the year
Working profit/(loss) before additions to property, plant and equipment
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
2,344
10,823
13,167
- Unwinding of provision for environmental rehabilitation
(37,306)
(1,685)
(38,991)
- Ongoing rehabilitation expenditure
(30,630)
(1,098)
(31,728)
- Net other operating costs
(961)
(12,437)
(13,398)
- Deferred tax
(31,717)
(227)
(31,944)
Profit/(loss) for the year
103,666
(35,470)
68,196
Statement of cash flows
Cash flows from operating activities
284,961
(1,348)
283,613
Cash flows from investing activities
(98,030)
60,361
(37,669)
Cash flows from financing activities
(416)
(130,085)
(130,501)
Geographical information and information about major customers
Due to regulatory requirements, the group has only one major gold customer in South Africa, being the only geographical area in which it operates.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
2. OPERATING SEGMENTS (continued)
2014
Ergo
R’000
Corporate
office and
other
reconciling
items R’000
Total
R’000
Financial performance
Revenue
1,809,434
-
1,809,434
Cash operating costs
(1,540,622)
-
(1,540,622)
Movement in gold in process
(8,828)
-
(8,828)
Operating profit
259,984
-
259,984
Interest income
1,011
17,279
18,290
Interest expense
(270)
(17,540)
(17,810)
Retrenchment costs
(1,074)
(5,674)
(6,748)
Administration expenses and general costs
(3,236)
(74,884)
(78,120)
Income tax (1)
(439)
(5,982)
(6,421)
Working profit/(loss) before additions to property, plant and equipment
255,976
(86,801)
169,175
Additions to property, plant and equipment
(158,548)
(45)
(158,593)
Additions to reimbursive right
-
(5,246)
(5,246)
Additions to unlisted investments
-
(7)
(7)
Working profit/(loss) after additions to property, plant and equipment
97,428
(92,099)
5,329
(1) Income tax excludes deferred tax.
Reconciliation of profit/(loss) for the year
Working profit/(loss) before additions to property, plant and equipment
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
(29,973)
(14)
(29,987)
- Share of losses of equity accounted investments
-
(313)
(313)
- Net other operating costs
(15,005)
(13,677)
(28,682)
- Deferred tax
(9,662)
(1,465)
(11,127)
Profit/(loss) for the year
82,740
(137,463)
(54,723)
Statement of cash flows
Cash flows from operating activities
211,270
(130,579)
80,691
Cash flows from investing activities
(171,727)
(51)
(171,778)
Cash flows from financing activities
-
(76,632)
(76,632)
Geographical information and information about major customers
Due to regulatory requirements, the group has only one major gold customer in South Africa, being the only geographical area in which it operates.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
2016
2015
2014
R’000
R’000
R’000
3. REVENUE
Revenue consists of the following principal categories:
Gold revenue
2,429,682
2,103,046 1,807,145
By-product revenue
3,382
2,252 2,289
Total revenue
2,433,064
2,105,298 1,809,434
4. RESULTS FROM OPERATING ACTIVITIES
include the following:
Auditors' remuneration
(8,055)
(7,580) (5,787)
Audit fees – current year
(7,230)
(6,539) (5,787)
Under provision – prior year
(825)
(966) -
Fees for other services
-
(75) -
Management, technical, administrative and secretarial service fees
(8,062)
(7,061) (6,996)
Staff costs
Included in staff costs are:
(405,612)
(366,761) (306,501)
Salaries and wages
(354,386)
(337,235) (276,205)
Share-based payments (a)
(29,874)
(1,753) (3,341)
Retrenchment costs
-
(7,150) (6,748)
Post-retirement and other employee benefits
(21,352)
(20,623) (20,207)
Profit on disposal of property, plant and equipment
10,514
13,166 992
Operating leases
(1,794)
(2,768) (2,531)
Reversal of accrual (b)
22,659
- -
(Impairments)/reversal of impairments
-
(7,904) (56,591)
Property, plant and equipment (c)
-
(3,075) (12,377)
Non-current investments and other assets (d)
-
(3,614) (46,914)
Investment in and loans to equity accounted investment (e)
-
- 2,700
Cash and cash equivalents
-
(1,215) -
Learnership grant
23,760
21,428 8,813
Grants received from the Mining Qualifications Authority (“MQA”) to recover costs incurred by Ergo Business Development Academy (“EBDA”).
(a) Share-based payments (refer note 17):
The Share-based payments expense relates mainly to the grant made during November 2015 under the amended cash-settled long term incentive scheme (“LTI”) and has been driven by the increase in the DRDGOLD share price to R8.53 at reporting date.
(b) Reversal of accrual
In 2010 the Ekurhuleni Metropolitan Municipality (“Municipality”) brought an action against East Rand Proprietary Mines
Limited (“ERPM”) claiming an amount of R43 million in respect of outstanding rates and taxes which were allegedly owing.
ERPM employed experts to investigate the allegations and concluded that this claim was without merit and therefore that an outflow of resources was remote. ERPM deferred payment of rates and taxes for which it recognised an accrual of R22.7 million.
The February and March 2016 statements issued by the Municipality reflected that all rates and taxes and interest thereon had been written off and the balance owing by ERPM was reduced to zero. As a result the accrual was reversed.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
4. RESULTS FROM OPERATING ACTIVITIES
include the following: (continued)
During the years ended June 30, 2015 and June 30, 2014 the following impairments were recognised:
(c) Property, plant and equipment (refer note 9):
2015: R3.1 million in the Ergo operating segment related to the Soweto cluster included under mine development costs which was assessed to be uneconomical to mine.
2014: R12.4 million in the Ergo operating segment related to the exploration assets associated with phase 2 of the Uranium plant that was not considered to be economically viable at the prevailing uranium prices.
(d) Non-current investments and other assets (refer note 10):
Listed shares:
2015: R3.6 million (2014: R6.7 million) due to the fair value of these shares having remained significantly lower than its original cost price for a pro-longed period. These include:
– Village Main Reef Limited (“VMR”): R2.3 million (2014: R5.3 million); and
– West Wits Mining Limited (“WWM”): R1.3 million (2014: R1.4 million).
Unlisted investments:
During the year ended June 30, 2014, the accumulated revaluations recognised in Other Comprehensive Income related to the investment in Rand Refinery Proprietary Limited (“Rand Refinery”) was derecognised and the initial cost of the investment amounting to R46.9 million was impaired in profit or loss (refer to note 10).
(e) Equity accounted investments:
During the year ended June 30, 2014, the group recorded a reversal of an impairment of R2.7 million against the investment in
West Wits SA Proprietary Limited due to the disposal of the shares for an interest in West Wits Mining Limited, at an amount in excess of the original acquisition cost.
2016
2015
2014
R’000
R’000
R’000
5. FINANCE INCOME
Interest on loans and receivables
22,420
14,406 15,740
Growth in environmental rehabilitation trust funds (refer note 10 and 14)
6,456
5,562 4,618
Growth in reimbursive right (refer note 10)
7,973
5,772 5,071
Fair value adjustment on available-for-sale investment reclassified to profit or loss
-
19,875 -
Profit on disposal of equity accounted investment (a)
-
5,882 2,546
Realised foreign exchange gains
-
- 5
36,849
51,497 27,980
(a) During the year ended June 30, 2015, DRDGOLD disposed of its Chizim Gold (Pvt) Limited shares and loan account for
US$1. The foreign exchange translation reserve amounting to R5.9 million was reclassified to profit or loss on the disposal.
6. FINANCE EXPENSES
Interest accrued
(4,370)
(10,612) (17,810)
Unwinding of provision for environmental rehabilitation (refer note 14 and 16)
(43,016)
(38,991) (38,019)
Borrowing costs capitalized
-
- 3,534
Unrealised foreign exchange loss
(190)
- -
(47,576)
(49,603) (52,295)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
2016
2015
2014
R’000
R’000
R’000
7. INCOME TAX
Mining tax
(46,876)
(31,805) (9,724)
Non-mining tax
(47)
3,206 (7,824)
(46,923)
(28,599) (17,548)
Comprising:
Current tax - current year
(534)
(1,067) (6,755)
- prior year
(5,134)
4,412 334
Deferred tax - current year
(42,088)
(28,857) (11,127)
- prior year
833
(3,087) -
(46,923)
(28,599) (17,548)
In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. The formula for determining the South African gold mining tax rate for the years ended June 30, 2016, June 30, 2015 and June 30, 2014 is: Y = 34 - 170/X where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage. Non-mining income, which consists primarily of interest, is taxed at a standard rate of 28% (2015:
28% and 2014: 28%).
For deferred tax purposes the group applies the expected average effective tax rate. The expected average effective tax rates for the respective companies are based on the current estimate when temporary differences will reverse. Depending on the profitability of the companies, the tax rate can consequently be significantly different from year to year.
Each company is taxed as a separate entity and no tax set-off is allowed between the companies.
All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital expenditure to be deducted from future mining income. The Ergo operation is treated as one tax paying operation pursuant to the relevant ring-fencing legislation.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
7. INCOME TAX (continued)
2016
2015
2014
R’000
R’000
R’000
Tax reconciliation
Major items causing the group's income tax provision to differ from the statutory rate were:
Tax on net (profit)/loss before tax at South African corporate tax rate of 28%
(30,478)
(27,103) 10,409
Rate adjustment to reflect the actual realized company tax rates
4,425
8,580 5,105
Deferred tax rate adjustment (a)
(21,696)
(10,028) (4,947)
Non-deductible expenditure (b)
(1,818)
(3,726) (22,012)
Exempt income and other non-taxable income (c)
-
8,423 1,276
(Under)/overprovided in prior periods
(4,301)
1,326 -
Tax incentives
685
3,126 725
Other differences
(1,272)
1,789 475
Utilisation of tax losses for which deferred tax assets were previously unrecognized (d)
7,543
(10,986) (8,579)
Current year losses for which no deferred tax was recognized
(11)
- -
Income tax
(46,923)
(28,599) (17,548)
Estimated unredeemed capital expenditure at year-end (available for deduction against future mining income)
1,208,650
1,469,638 1,672,506
Estimated gross capital losses at year end (available to reduce future capital gains)
1,452,383
1,452,383 1,392,642
Estimated assessed tax losses at year-end (available to reduce future taxable income)
146,911
165,357 137,803
Estimated tax losses and unredeemed capital expenditure carried forward
(1)
2,807,944
3,087,378 3,202,951
(a) Deferred tax rate adjustment
The effective gold mining tax rate increased from 20.07% to 23.07% for the year ended June 30, 2016 (2015: 18.46% to
20.07% and 2014: 17.64% to 18.46%) due to the impact of the higher forecasted gold price.
(b) Non-deductable expenditure
The group’s non-deductible expenditure for the year ended June 30, 2016 includes R4.6 million related to depreciation on non-redeemable assets (2015: R6.6 million related to depreciation on non-redeemable assets, R4.8 million related to impairments of available-for-sale investments and other assets (2014: R6.6 million related to depreciation on non-
redeemable assets, R46.9 million relating to the impairment of available-for-sale financial assets (refer to note 4) and share of losses of equity accounted investments of R0.3 million).
(c) Exempt income and other non-taxable income
Included in the group’s exempt income and other non-taxable income for the year ended June 30, 2015 are:
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
(d) Tax losses and unredeemed CAPEX for which deferred tax assets were previously unrecognised
Group entities that do not generate recurring taxable income, and therefore have unrecognised deferred tax assets, generated taxable income during the year ended June 30, 2016 resulting from the following non-recurring, taxable items:
– R22.6 million relating to a reversal of an accrual (refer note 4); and
– R9.8 million recoupment of capital allowances.
(1)
The extent to which it is probable that future taxable profits will be available against which the tax losses and unredeemed capital expenditure can be utilised is reflected in note 18.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
8. EARNINGS PER SHARE
Basic
The calculation of earnings per ordinary share is based on the following:
Basic earnings/(loss) attributable to equity owners of the parent
61,929
67,807 (45,808)
Diluted
Diluted basic earnings/(loss)
61,929
67,807 (45,808)
Number of
shares
Number of
shares
Number of
shares
Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares
Weighted average number of ordinary shares in issue
422,157,987
389,699,441 379,209,441
Number of staff options allocated
34,075
- -
Diluted weighted average number of ordinary shares
422,192,062
389,699,441 379,209,441
Cents per
share
Cents per
share
Cents per
share
Basic earnings/(loss) per share
15
17 (12)
Diluted basic earnings/(loss) per share
15
17 (12)
At June 30, 2015, 0.8 million options (2014: 1.2 million) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.
2016
2015
R’000
R’000
9. PROPERTY, PLANT AND EQUIPMENT
Total
Cost
2,904,706
2,840,335
Opening balance
2,840,335
2,702,984
Additions
100,014
113,335
Disposals
(17,728)
(5,640)
Change in estimate of decommissioning asset (refer note 16)
(12,893)
29,656
Transferred to assets held for sale (refer note 14)
(5,022)
-
Accumulated depreciation and impairment
(1,304,230)
(1,141,561)
Opening balance
(1,141,561)
(947,481)
Depreciation
(180,167)
(193,301)
Impairment (refer note 4)
-
(3,075)
Disposals
17,498
2,296
Carrying value
1,600,476
1,698,774
Mine property and development
Cost
1,310,291
1,321,607
Opening balance
1,321,607
1,325,761
Additions
3,489
6,628
Disposals
(225)
(3,326)
Change in estimate of decommissioning asset
(9,558)
(7,456)
Transferred to assets held for sale
(5,022)
-
Accumulated depreciation and impairment
(693,171)
(624,645)
Opening balance
(624,645)
(525,451)
Depreciation (a)
(68,526)
(99,194)
Carrying value
617,120
696,962
2016
2015
2014
R’000
R’000
R’000

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
2016
2015
R’000
R’000
9. PROPERTY, PLANT AND EQUIPMENT (continued)
Mine plant facilities (b)
Cost
1,488,757
1,420,816
Opening balance
1,420,816
1,276,207
Additions
91,925
103,734
Disposals
(17,440)
(2,250)
Change in estimate of decommissioning asset
(6,544)
43,125
Accumulated depreciation and impairment
(571,534)
(481,711)
Opening balance
(481,711)
(390,515)
Depreciation (a)
(107,263)
(90,371)
Impairment
-
(3,075)
Disposals
17,440
2,250
Carrying value
917,223
939,105
Equipment and vehicles
Cost
30,770
26,988
Opening balance
26,988
24,079
Additions
3,845
2,973
Disposals
(63)
(64)
Accumulated depreciation and impairment
(27,148)
(22,828)
Opening balance
(22,828)
(19,138)
Depreciation (a)
(4,378)
(3,736)
Disposals
58
46
Carrying value
3,622
4,160
Exploration assets
Cost
74,888
70,924
Opening balance
70,924
76,937
Additions
755
-
Change in estimate of decommissioning asset
3,209
(6,013)
Accumulated depreciation and impairment
(12,377)
(12,377)
Opening balance
(12,377)
(12,377)
Carrying value
62,511
58,547
(a) Depreciation
The increase in the expected units-of-production in Ergo’s life of mine that became effective on July 1, 2015 resulted in a net decrease in the depreciation charge recognised (refer note 1 use of estimates and judgements).
(b) Plant facilities acquired under finance lease
Mine plant facilities include power generation equipment with a carrying value of R19.6 million (2015: R22.6 million)
that was acquired during the year ended June 30, 2015 by way of a finance lease (refer note 20).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
2016
2015
R’000
R’000
10. NON-CURRENT INVESTMENTS AND OTHER ASSETS
Listed investments (a)
8,886
3,226
Opening balance
3,226
34,097
Additions
1,318
-
Disposals (i)
-
(46,375)
Impairment (refer note 4)
-
(3,614)
Fair value adjustment (i)
4,342
19,118
Unlisted investments (b)
147
159
Opening balance
159
171
Disposals
(12)
(12)
Loan to DRDSA Empowerment Trust (iii)
-
2,496
Reimbursive right for environmental rehabilitation guarantees (iv)
108,257
100,284
Opening balance
100,284
93,709
Contributions
-
803
Growth (refer note 5)
7,973
5,772
Investments in environmental rehabilitation trust funds (v)
93,798
87,917
Opening balance
87,917
82,848
Growth (refer note 5)
5,881
5,069
Total non-current investments and other assets
211,088
194,082
Fair
Carrying
Carrying
Number
value
value
value
of
2016
2016
2015
% Held
shares
R'000
R'000
R'000
(a) Listed investments consist of:
West Wits Mining Limited (“WWM”)
10.05 47,812,500 8,886 8,886 3,226
8,886 8,886 3,226
(b) Unlisted investments consist of:
Rand Mutual Assurance Company Limited
† 1 - - -
Rand Refinery Proprietary Limited (ii) 11 44,438 - - -
Guardrisk Insurance Company Limited (Cell Captive
A170)*
† 20 100 100 100
Chamber of Mines Building Company Proprietary
Limited
3 30,160 47 47 59
147 147 159
† Represents a less than 1% shareholding.
* Class A shares are held in Guardrisk Insurance Company Limited that entitles the holder to 100% of the residual net equity of the Cell Captive A170 after settlement of the reimbursive right.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
10. NON-CURRENT INVESTMENTS AND OTHER ASSETS (continued)
i.
During the year ended June 30, 2015, all the Village Main Reef Limited (“VMR”) shares held were sold to Heaven-Sent
Capital Management Group Company Limited as part of their offer to acquire the entire issued share capital of VMR for a cash consideration of R12.25 per VMR share. Fair value adjustments amounting to R19.9 million were reclassified to profit or loss on the disposal.
ii.
Following the adoption of a new Enterprise Resource Planning (“ERP”) system in 2013, Rand Refinery Proprietary
Limited (“Rand Refinery”) identified an imbalance between physical gold and silver on hand and what Rand Refinery owed its depositors and bullion bankers per the metallurgical trial balance. Rand Refinery’s investigations have to date not determined the root cause of the imbalance. Various corrective measures have subsequently been implemented to improve Rand Refinery’s operational performance.
As a precautionary measure following the challenges experienced by the implementation of the software system, Rand
Refinery’s major shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion. The facility is convertible to equity after a period of two years. DRDGOLD declined the option to provide funding on a pro-rate basis with other major shareholders which may result in its shareholding being diluted, if the funding provided by the other shareholders are converted into equity. During late calendar year 2015, Rand Refinery drew down R1.02 billion on the shareholders’ loan.
Management therefore maintains its conclusion reached during the year ended June 30, 2015 that the estimated fair value of the investment in Rand Refinery shares is zero as at June 30, 2016.
iii.
The terms and conditions of the loans to the DRDSA Empowerment Trust were linked to the payments of dividends from
Ergo Mining Operations Proprietary Limited to the trust up to the completion of the flip-up (refer note 15.2) and thereafter the payment of dividends from DRDGOLD to the trust. The loan was settled in full during the year ended June
30, 2016.
iv.
Cell Captive cell A170, to which DRDGOLD is a shareholder (refer to unlisted investments), holds funds that may only be applied towards the settlement of DRDGOLD group’s environmental rehabilitation obligations under financial guarantees issued by Guardrisk Insurance Company Limited to the DMR (refer note 16).
v.
The monies in the environmental rehabilitation trust funds are held in the Crown Rehabilitation Trust and are invested primarily in low-risk interest-bearing debt securities and may only be used for environmental rehabilitation purposes
(refer note 16).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
11. INVESTMENTS IN SUBSIDIARIES
The following information relates to the group’s financial interest in its subsidiaries at June 30:
SHARES AT
COST
LESS
IMPAIRMENT
R’000
INDEBTED-
NESS
2015
R’000
IMPAIR-
MENT
2015
R’000
SHARES IN
ISSUE
NUMBER
HELD
2
%
INDEBTED-
NESS
2016
R’000
IMPAIR-
MENT
2016
R’000
Subsidiaries directly held
Ergo Mining Operations Proprietary Limited
1,3,5
1,000,000
100
210,488
258,443
-
544,279
-
Argonaut Financial Services Proprietary Limited
100
100
-
(1,055)
-
(1,055)
-
Crown Consolidated Gold Recoveries Limited
51,300,000
100
-
(245,316)
-
(245,316)
-
Hartebeestfontein Gold Mining Company Limited
1
100
-
-
-
-
-
Rand Leases (Vogelstruisfontein) Gold Mining
118,505,000
100
-
(42,092)
-
(42,092)
-
Company Limited
Roodepoort Gold Mine Proprietary Limited
1
100
-
-
-
-
-
West Witwatersrand Gold Holdings Limited
99,000,000
100
-
(22,996)
-
(22,996)
-
Total
210,488
(53,016)
-
232,820
-
Subsidiaries not directly held
Ergo Mining Proprietary Limited
4,5
599,949
-
599,335
-
West Witwatersrand Gold Mines Limited
143,920
(143,920)
143,920
(143,920)
Total
-
743,869
(143,920)
743,255
(143,920)
Total
210,488
690,853
(143,920)
976,075
(143,920)
1
During the year ended June 30, 2015, DRDGOLD acquired the 26% shareholding in Ergo Mining Operations Proprietary Limited (“EMO”) that was not held at June 30, 2014 for 45.5 million shares in DRDGOLD at a fair value of R96.5 million plus R0.9 million cash.
2
% Held as at June 30, 2015 and June 30, 2016 respectively unless stated otherwise.
3
EMO holds the following interests in other entities:
Direct: 100% of East Rand Proprietary Mines Limited (“ERPM”) and 100% of Crown Gold Recoveries Proprietary Limited (“Crown”)
Indirect: 100% of Ergo Mining Proprietary Limited (“Ergo”).
EMO and its subsidiaries (“the EMO group”) does not hold any ownership interest in the Crown Rehabilitation Trust or the Ergo Business Development
Academy NPC (“EBDA”), but controls these entities by way of the terms of the constituting documents that grant the EMO group the ability to direct its relevant activities, as well as the group receiving substantially all of the benefits that are generated through their operation.
4
During November 2015 the loan agreement between DRDGOLD and Ergo was amended to:
– remove the terms allowing for repayments to be based on free cash flows on a quarterly basis, however DRDGOLD continued to reserve the right to call for payment of the loan at any time; and
– the subordination of the loan by DRDGOLD was cancelled. Prior to the amendment, the loan was subordinated on terms as described in 5 below.
5
The company considers the provision of financial support to, and the subordination of the amounts owing to it by its subsidiaries annually based on the liquidity requirements of the company and the respective subsidiaries.
(a) During November 2015 these loan agreements were amended resulting in DRDGOLD subordinating its claim against these subsidiaries in favour of all other creditors and in terms of this subordination agreements, DRDGOLD will not call for repayment of the loans until:
– the total assets of the lender, fairly valued, exceeds its total liabilities; or
– all other liabilities are paid.
(b) Prior to the amendment described in (a), the company subordinated its claim against these subsidiaries in favour of all other creditors and in terms of those subordination agreements, DRDGOLD would not call for repayment of the loans:
– within 367 days from 1 October 2014; or
– until all other liabilities are paid; or
– the total assets of the lender, fairly valued, exceeds its total liabilities.
The company will continue to provide these entities with the financial support required to meet their obligations incurred in the ordinary course of business and has undertaken not to call for payment of such loans within 367 days commencing on the date of signature of the borrower’s most recently issued financial statements.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
2016
2015
R’000
R’000
12. INVENTORIES
Gold in process
48,758
60,555
Consumable stores
87,074
90,689
Finished stock - bullion
24,837
17,485
Total inventories
160,669
168,729
Inventory carried at net realisable value includes gold in process amounting to nil (2015: R5.3 million) and finished stock –
bullion amounting to nil (2015: R15 million) after a nil (2015: R1.8 million) write down to net realisable value.
13. TRADE AND OTHER RECEIVABLES
Trade receivables (gold sales)
-
43,002
Value added tax
23,573
22,892
Prepayments
7,976
3,589
Receivables from related parties
2,947
2,804
Interest receivable
1,633
1,545
Other receivables (a)
41,493
25,906
Allowance for impairment
(11,107)
(6,465)
66,515
93,273
(a)
Included in other receivables are receivables relating to property sales amounting to R6.5 million (2015: nil) and MQA grants receivable of R10.9 million (2015: R0.9 million).
14. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
Assets held for sale
Property, plant and equipment
5.769
747
Opening balance
747
747
Transferred from property, plant and equipment (refer note 9)
5,022
-
Non-current investments and other assets
9,194
8,619
Opening balance
8,619
8,126
Growth (refer note 5)
575
493
14,963
9,366
Liabilities held for sale
Provision for environmental rehabilitation
15,602
17,612
Opening balance
17,612
20,530
Unwinding of provision (refer note 6)
1,525
1,685
Benefit to profit or loss
(2,112)
(4,603)
Environmental rehabilitation payments
(1,423)
-
15,602
17,612

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
14. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE (continued)
In line with the group’s strategy to exit underground mining operations, management committed to a plan to sell certain of the underground mining and prospecting rights held by ERPM including the related liabilities during the last quarter of the financial year ended June 30, 2014. These assets and liabilities have been presented as a disposal group held for sale from that date due to a sale being expected within 12 months.
On July 25, 2014, DRDGOLD announced that its subsidiaries Ergo Mining Operations Proprietary Limited (EMO) and East
Rand Proprietary Mines Limited (ERPM) collectively had entered into an agreement to dispose of certain underground mining and prospecting rights held by ERPM, and certain other assets on the related mining areas, for an agreed consideration of approximately R220 million.
All regulatory approvals required for this disposal have now been obtained, with the exception of the approval required under Section 11 of the Mineral and Petroleum Resource Development Act as a result of circumstances beyond the entity’s control. Management has taken timely action and remains confident that this last outstanding regulatory approval will be obtained in due course.
DRDGOLD received a request from the purchaser to restructure the payment terms following the lapse in time awaiting
Section 11 approval.
ERPM entered into an unrelated agreement to dispose of a property with a carrying value of R5.0 million for R18.0 million during June 2016. The property has been classified as held for sale due to the disposal being expected to be completed within the next 12 months.
2016
2015
2014
R’000
R’000
R’000
15. EQUITY
15.1 EQUITY OF THE OWNERS OF THE PARENT
Details of equity of the owners of the parent are provided in the Statement of Changes in Equity
Authorized share capital
600,000,000 (2015 and 2014: 600,000,000) ordinary shares of no par value
5,000,000 (2015 and 2014: 5,000,000) cumulative preference shares of 10 cents each
500
500
500
Issued share capital
431,429,767 (2015: 430,883,767 and 2014: 385,383,767) ordinary shares of no par value (a)
4,227,867
4,225,072 4,132,627
9,361,071 (2015 and 2014: 6,155,559;) treasury shares held within the group (b)
(50,673)
(44,153) (44,153)
5,000,000 (2015 and 2014: 5,000,000) cumulative preference shares of 10 cents each (c)
500
500 500
4,177,694
4,181,419 4,088,974
Revaluation and other reserves
Foreign exchange translation reserve (d)
-
- 5,882
Asset revaluation reserve (e)
140,172
135,830 136,587
Share-based payments reserve (f)
-
- 30,387
140,172
135,830 172,856
Dividends (g)
The following dividends were declared and paid:
60 cents per qualifying ordinary share (2015: 2 cents and 2014: 14 cents)
(252,915)
(7,585) (53,085)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
15. EQUITY (continued)
15.1 EQUITY OF THE OWNERS OF THE PARENT (continued)
(a)   Unissued shares
In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next annual general meeting.
546 000 shares were issued during the year ended June 30, 2016 relating to share options exercised under the
DRDGOLD (1996) share scheme (2015 and 2014: nil).
(b)
Treasury shares
3 205 512 shares were acquired in the market during the year ended June 30, 2016 and are held in treasury (2015 and
2014: nil).
(c)   Cumulative preference shares
The terms of issue of the cumulative preference shares were that they carried the right, in priority to the company’s ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of Argonaut’s mineral rights acquired from Randgold and Exploration Company Limited in September 1997.
The Department of Mineral Resources (“DMR”) granted DRDGOLD a prospecting right over an area which was too small to mine. When an application for a greater area was lodged, the DMR stated that as the additional area was in an urban location, the application for a prospecting right could not be granted. The development of the resource is not expected to materialise and therefore no dividend is expected to be paid.
(d)   Foreign exchange translation reserve
This represents the cumulative translation effect arising on the translation of the financial statements of the company’s foreign operations and was derecognised on the disposal of the foreign operations during the year ended June 30, 2015.
(e)   Asset revaluation reserve
Included in the asset revaluation reserve is an amount of R133.3 million that was taken to the asset revaluation reserve on the acquisition of ErgoGold in the year ended June 30, 2009. This amount represented the increase in the fair value of
ErgoGold’s net assets after the acquisition of the group’s initial interest, which was attributable to that initial interest.
(f)   Share-based payments reserve
During the year ended June 30, 2014, the company completed a buy-out of all the vested share options offered during the year ended June 30, 2013. The buy-out amounted to R2.7 million. The share option reserve was transferred to retained earnings upon the last of the outstanding options vested during FY2015.
(g)   Dividends
After June 30, 2016, a dividend of 12 cents per qualifying share (R51.8 million) was approved by the directors as a final dividend for 2016. The dividend has not been provided for and does not have any tax impact on the company. Dividend withholding tax is levied at 15% (2015 and 2014: 15%) (certain exemptions apply) and will be withheld from the dividend depending on the classification of the beneficial owner of the relevant share.
15.2 NON CONTROLLING INTEREST ("NCI")
DRDGOLD acquired the 26% shareholding of EMO that it did not already hold at the end of the third quarter of the year ended June 30, 2015, making it a wholly-owned subsidiary of DRDGOLD with no remaining NCI in the group subsequent to this date (refer to note 11). The following table summarises the information relating to the group’s NCI up to the date of EMO becoming a wholly owned subsidiary:
2016
2015
R’000
R’000
Profit for the period
-
1,495
Total comprehensive income
-
1,495
Profit allocated to NCI
-
389
OCI allocated to NCI
-
-
Total comprehensive income allocated to NCI
-
389
Net cash flows from operating activities
-
65,726
Net cash flows from investing activities
-
(48,805)
Net cash flows from financing activities
-
-
Net increase in cash and cash equivalents
-
16,921

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
2016
2015
R’000
R’000
16. PROVISION FOR ENVIRONMENTAL REHABILITATION
Opening balance
493,291
451,203
(Decrease)/increase in provision (a)
(12,893)
29,656
Unwinding of provision
41,491
37,306
Environmental rehabilitation payments
(20,355)
(9,034)
- Incurred on decommissioning liabilities
(10,591)
(9,034)
- Incurred on restoration liabilities
(9,764)
-
Charge/(benefit) to profit or loss (b)
21,371
(15,840)
Closing balance
522,905
493,291
(a)   (Decrease)/increase in provision
The R12.9 million decrease in the decommissioning liability recognised to property, plant and equipment is mostly attributable to the decrease in the expected costs to rehabilitate the Ergo plant and the Elsburg tailings complex (2015:
The R29.7 million increase in the decommissioning liability was mostly due to the costs expected to be incurred to rehabilitate the additional capacity of the Brakpan deposition site that was constructed during the year (refer note 9)).
(b)   Charge/(benefit) to profit or loss
The R21.4 million increase in the restoration liability charged to profit or loss is mostly attributable to the increase in the estimated costs to rehabilitate historical spills and dumps that are not considered to be economically viable to mine
(2015: The R15.8 million benefit recognised to profit or loss was mostly attributable to a decrease in the oversized material that management expects to rehabilitate).
The group intends to fund the ultimate rehabilitation costs from the money invested in environmental rehabilitation trust funds, the Guardrisk Cell Captive and, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up.
At June 30, 2016, the group held funds in rehabilitation trust funds amounting to R93.8 million (2015: R87.9 million) and in the Guardrisk Cell Captive amounting to R108.3 million (2015: R100.3 million). In addition, Guardrisk Insurance Company
Limited issued environmental guarantees to the DMR amounting to R427.2 million (2014: R404 million). These guarantees are funded by the funds held in the Guardrisk Cell Captive.
The rehabilitation is expected to occur progressively towards the end-of-life of the respective dumps mined.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
17. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS
2016
2015
R’000
R’000
Non-current post-retirement and other employee benefits
Liability for post-retirement medical benefits (a)
7,918
7,563
Liability for long term employee incentive scheme (b)
23,665
1,679
31,583
9,242
Current post-retirement and other employee benefits
Liability for long term employee incentive scheme (b)
6,568
2,557
6,568
2,557
Contribution funds
The group participates in a number of multi-employer, industry-based retirement plans. All plans are governed by the
Pension Funds Act, 1956. The group pays fixed contributions to external institutions and will have no legal or constructive obligation to pay further amounts.
Amounts recognized in profit or loss are as follows:
Contribution payments
(20,648)
(19,952)
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
Amounts recognized in the statement of financial position are as follows:
Opening balance
7,563
6,657
Current service cost (recognized in profit or loss)
101
101
Actuarial loss (recognized in other comprehensive income)
-
539
Benefits paid
(349)
(304)
Interest costs (recognized in profit or loss)
603
570
Closing balance
7,918
7,563
Principal actuarial assumptions at June 30, are:
Health care cost inflation
7.37%
7.37%
Discount rate
8.16%
8.16%
Real discount rate
0.74%
0.74%
Normal retirement age
60
60
Expected average retirement age
63.3
63.3
Spouse age gap
3 years
3 years
Continuation at retirement
100%
100%
Proportion married at retirement
100%
100%
There are currently no long-term assets set aside in respect of post-retirement medical benefit liabilities.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
17. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
(b) Liability for long term employee incentive scheme
2016
2015
R’000
R’000
Opening balance
4,236
4,576
Increase in liability
29,874
1,577
Benefits paid
(3,877)
(1,917)
Total liability of employee incentive scheme
30,233
4,236
Short term portion of employee incentive scheme
(6,568)
(2,557)
Long term portion of employee incentive scheme
23,665
1,679
DRDGOLD Phantom Share Scheme
(the Phantom Share Scheme)
i) Details of the scheme
The Phantom Share Scheme is an incentive tool for the group’s executive directors and senior employees whose skills and experience are recognised as being essential to the group’s performance. The Phantom Share Scheme was introduced during the year ended June 30, 2013 and is classified as cash settled. In terms of the Phantom Share Scheme rules, 50% of the phantom shares granted will be valued based on the group meeting certain pre-determined performance criteria and the remaining 50% to defined retention periods of which the maximum incentive pay-out per annum to any single employee may not exceed 75% of that employee’s gross remuneration package. The participants in the scheme are fully taxed at their marginal tax rate on any gains realised on the exercise of their options.
The Phantom Share Scheme was amended during November 2015 as follows:
– Shares granted during November 2015 will vest after 3 years (20%), 4 years (30%) and 5 years (50%);
– The scheme has a finite term of 5 years and thus no top-up awards are made when the shares vest;
– The vesting of the shares in years 3, 4 and 5 is subject to:
• Individual performance conditions being met; and
• Individual “service” conditions being met.
– The phantom shares will be settled at the 7 day volume weighted average price of the DRDGOLD share on vesting date.
Shares granted before the amendment are not affected by this amendment.
ii) Reconciliation of outstanding phantom shares
Shares
Number
Weighted
average price
per share
R
Balance at June 30, 2014
3,706,102
Granted 2,615,207 1.31
Vested (1,292,833) 1.48
Forfeited/lapsed (502,826) 2.70
Balance at June 30, 2015
4,525,650
Granted 20,527,978 2.26
Vested (1,858,491) 2.09
Forfeited/lapsed (25,946) 2.09
Balance at June 30, 2016
23,169,191

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
17. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Phantom share scheme (continued)
iii) Ageing of outstanding phantom shares:
Financial year granted
Years
Number of unvested shares
to expiry
June 30,
2017
June 30,
2018
June 30,
2019
June 30,
2020
June 30,
2021
Total
2014 1 535,292 535,292
2015 1 – 2 1,052,967 1,052,954 2,105,921
2016 3 – 5 4,105,596 6,158,393 10,263,989 20,527,978
Total
1,588,259
1,052,954
4,105,596
6,158,393
10,263,989
23,169,191
(iv) Fair value
The fair value of the cash-settled share based payment provision has been measured using the Black Scholes option pricing model. Service and non-market performance conditions attached to the arrangements have not been taken into account in measuring the fair value.
The inputs used in the measurement of the fair values at grant date and measurement date of the phantom shares are as follows:
GRANTED DURING
FINANCIAL YEAR
2016
2015
2014
Grant date
Expected term (years)
3 – 5 1 – 3 1 – 3
Expected volatility* 51.1% 22.1% 17.7%
Expected dividend yield 4.3% 0.7% 5.3%
Weighted average risk free interest rate (based on South African interest rates) 8.7% 6.4% 6.1%
Valuation date
Expected term (months)
31 – 52 4 - 16 4
Expected volatility* 52.7% 57.3% 54.5%
Expected dividend yield 2.6% 2.6% 2.6%
Weighted average risk free interest rate (based on South African interest rates) 7.7% 7.7% 6.7%
The minimum performance criteria of the phantom share options granted before the November 2015 amendments to the scheme determined against the group performance are as follows:
Headline earnings per share
- 0.08 0.08
Return on equity
- 15% 15%
Free cash flow
- 10% 10%
Cash flows from operating activities less cash flow from investing activities expressed as a percentage of revenue
Share price performance
- Yes Yes
Outperform the annual movement in the JSE Gold index
* Expected volatility has been based on an evaluation of the historical volatility of the company’s share price, particularly over the historical period commensurate with the expected term.
The expected term of the instruments has been based on historical experience and general option holder behaviour.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
17. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)
Share option scheme
i) Details of the DRDGOLD (1996) share scheme
During FY2013, the company introduced a new incentive tool called the DRDGOLD Phantom Share Scheme which replaced the
DRDGOLD (1996) Share Scheme and no new share options will be granted under the replaced scheme.
The rules of the DRDGOLD (1996) share scheme do not grant employees the choice of settlement of their vested share options in cash or equity instruments.
Any options not exercised within a period of five years from grant date will expire. All options outstanding at June 30, 2016 have vested, have a strike price of R5.12 and will expire on October 31, 2016.
ii) Reconciliation of outstanding share options:
Average strike
Shares price per share
Number
R
Balance at June 30, 2014
1,238,028
5.96
Forfeited/lapsed (470,678) 7.81
Balance at June 30, 2015
767,350
5.12
Exercised
(1)
(546,000) 5.12
Forfeited/lapsed (187,275) 5.12
Balance at June 30, 2016
34,075
5.12
(1)
The weighted average share price during the period in which the options were exercised was R7.83.
18. DEFERRED TAX
2016
2015
R’000
R’000
Balances arose from the following temporary differences:
Deferred tax asset
Property, plant and equipment
7
19
Provisions
6,812
1,179
6,819
1,198
Deferred tax liability
Property, plant and equipment
(306,928)
(234,709)
Provisions, including rehabilitation provision
107,831
82,661
Other temporary differences
(a)
4,420
4,247
(194,677)
(147,801)
Net deferred mining and income tax liability
(187,858)
(146,603)
Reconciliation between deferred taxation opening and closing balances
Opening balance
(146,603)
(114,660)
Recognised in profit or loss
(41,255)
(31,943)
Property, plant and equipment
(72,231)
(47,916)
Provisions, including rehabilitation provision
30,803
13,023
Other temporary differences
173
2,950
Closing balance
(187,858)
(146,603)
(a) Includes the temporary differences on the finance lease obligation
The group provides for deferred tax at the rates which are expected to apply for temporary differences. The group uses the expected average effective tax rates, resulting from the mining tax formula for mining income based on forecasts per individual entity.
Deferred tax assets have not been recognised in respect of tax losses of R28.5 million (2015: R46.3 million), unredeemed capital expenditure of R272.9 million (2015: R275.6 million) and capital losses of R271.1 million (2015: R271.1 million).

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
19. LOANS AND BORROWINGS
2016
2015
R’000
R’000
Domestic Medium Term Note Programme
-
23,096
-
23,096
Less: payable within one year included under current liabilities
-
(23,096)
-
-
Loans and borrowings repayment schedule for capital amounts payable in the 12 months to:
June 30, 2016
-
(23,096)
-
-
During June 2012, the group entered into a Domestic Medium Term Note Programme (“DMTN Programme“) with ABSA
Capital, a division of ABSA Bank Limited, under which DRDGOLD may from time to time issue notes and R165 million was raised in total during July 2012 and September 2012. The different notes issued matured 12 (R20.0 million), 24 (R69.5 million)
and 36 (R75.5 million) months from the date of issue and bear interest at the three-month Johannesburg Inter-bank Acceptance
Rate (JIBAR) plus a margin ranging from 4% to 5% a year. The effective interest rates were 10.8% – 11.1%.
The DMTN Programme was unsecured but did have certain covenants attached to it regarding acquiring additional indebtedness, significant disposal of assets and in the form of a guarantor coverage threshold. On July 3, 2015, DRDGOLD repaid R23.1 million including capital and interest.
20. FINANCE LEASE OBLIGATION
2016
2015
R’000
R’000
Aggreko Energy Rental Proprietary Limited
19,161
21,161
19,161
21,161
Less: payable within one year included under current liabilities
(2,355)
(2,000)
16,806
19,161
During the year ended June 30, 2015 Ergo entered into an agreement with Aggreko Energy Rental Proprietary Limited for the supply of temporary power generation through the provision of specified temporary power generation equipment and services.
The finance lease is secured by power generation equipment with a carrying value of R19.6 million at June 30, 2016 (2015: R22.6 million). The finance lease has an effective interest rate of 17.9% and Ergo has the option to acquire the temporary power generation equipment at the end of the 5 year lease for approximately R9.9 million. Contingent rentals are payable for usage of the equipment in excess of the usage inclusive in the minimum lease payments.
Finance lease liabilities are payable as follows:
Future minimum lease
payments
Interest
Present value of minimum
lease payments
2016
2015
2016
2015
2016
2015
R'000
R'000
R'000
R'000
R'000
R'000
Within one year 5,304 5,304 2,949 3,304 2,355 2,000
Between one and five years 21,801 27,105 4.995 7.944 16,806 19,161
Total
27,105
32,409
7,944
11,248
19,161
21,161

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
21. CASH GENERATED BY OPERATIONS
2016
2015
2014
R’000
R’000
R’000
Profit/(loss) before tax
108,852
96,795 (37,175)
Adjusted for:
Depreciation
180,167
193,301 159,999
Movement in provision for environmental rehabilitation
19,259
(20,443) (86,605)
Movement in gold in process
7,075
(20,557) 8,828
Impairments
-
6,689 56,591
Profit on disposal of property, plant and equipment
(10,514)
(13,166) (992)
Share-based payments expense
29,874
1,753 3,341
Impairment/(reversal of impairment) on other receivables
4,642
(74) (2,172)
Post-retirement employee benefits
-
367 335
Reversal of accrual (refer note 4)
(22,659)
- -
Environmental rehabilitation payments (refer note 16)
(11,187)
- -
Share of losses of equity accounted investments
-
- 313
Finance income
(36,849)
(51,497) (27,980)
Finance expenses
47,576
49,603 52,295
Operating cash flows before working capital changes
316,236
242,771 126,778
Working capital changes
81,979
42,426 (39,394)
Change in trade and other receivables
33,725
1,926 (15,233)
Change in inventories
986
(984) (17,170)
Change in trade and other payables
47,268
41,484 (6,991)
Cash generated by operations
398,215
285,197 87,384
2016
2015
R’000
R’000
22. CASH AND CASH EQUIVALENTS
Bank balances
99,688
103,888
Call deposits
252,108
220,487
351,796
324,375
Included in cash and cash equivalents is restricted cash of:
• R15.2 million (2015: R14.3 million) set aside for guarantees;
• R47.7 million (2015: R11.4 million) relating to cash held in escrow relating to the electricity dispute with Ekurhuleni
Metropolitan Municipality discussed under Note 24 including interest thereon; and
•R4.8 million (2015: R1.9 million) held on behalf of the DRDSA Empowerment Trust.
An overdraft facility of R100 million is available to the group.
23. COMMITMENTS
Capital commitments
Contracted for but not provided for in the financial statements
8,582
10,119
Authorized by the directors but not contracted for
37,228
67,555
45,810
77,674
Operating lease commitments
Ergo leases its vehicles under various operating leases. There is an average escalation of 2.5% per annum imposed by these lease agreements.
The future minimum lease payments under non-cancellable operating leases are as follows:
Within one year
1,572
1,068
Between one and five years
1,450
1,313

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
24. CONTINGENT LIABILITIES
Environmental
Mine residue deposits may have a potential pollution impact on ground water through seepage. The group has taken certain preventative actions as well as remedial actions in an attempt to minimise the group’s exposure and environmental contamination.
The flooding of the western and central basins have the potential to cause pollution due to Acid Mine Drainage (“AMD”)
contaminating the ground water. The government has appointed Trans-Caledon Tunnel Authority (“TCTA”) to construct a partial treatment plant to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant since August 2014 has been co-disposed onto the
Brakpan/Withok TDF. Partially treated water has been discharged by TCTA into the Elsburg Spruit.
While the heads of agreement should not be seen as an unqualified endorsement of the state’s AMD solution, and do not affect our right to either challenge future directives or to implement our own initiatives should it become necessary, it is an encouraging development. Through this agreement Ergo also secured the right to purchase up to 30 ML of partially treated AMD from TCTA at cost, in order to reduce Ergo’s reliance on potable water for mining and processing purposes.
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
Occupational health - Silicosis
In January 2013, DRDGOLD, ERPM (“the DRDGOLD Respondents”) and 23 other mining companies (“the Mining
Companies”) were served with a court application for a class action by alleged former mineworkers and dependants of deceased mineworkers. In the pending application the applicants allege that the Mining Companies and the DRDGOLD Respondents conducted underground mining operations in a negligent manner that caused occupational lung diseases. The matter was heard in
October 2015.
On May 13, 2016, the South Gauteng High Court, Johannesburg (“Court”) handed down judgment in respect of the class action certification in terms of which the applicants sought certification of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases (or the dependants of mineworkers who died of those diseases). In terms of the judgment, the Court ordered the certification of a single class action comprising two separate and distinct classes – a silicosis class and a tuberculosis class.
An application for leave to appeal to the Supreme Court of Appeal (“SCA”) was filed and served at the Court by the DRDGOLD
Respondents (as well as the Mining Companies) on June 3, 2016 in respect of inter alia the transmissibility of damages.
On June 23, 2016, the Court granted leave to appeal to the SCA against inter alia the transmissibility of damages as envisaged in paragraph 8 of the order dated May 13, 2016. On July 15, 2016, the DRDGOLD Respondents filed and served its petition to the
SCA in respect of the certification issue. The notice of appeal in respect of the transmissibility of damages was filed and served on
July 25, 2016. On September 13, 2016, the SCA granted the DRDGOLD Respondents leave to appeal on both the certification and transmissibility of damages.
It is not possible at this stage to ascertain what the probable outcome of the matter will be.
Ekurhuleni Metropolitan Municipality Electricity Tariff Dispute
In December 2014, an application (in the South Gauteng High Court) was filed and served on inter alia the Ekurhuleni
Metropolitan Municipality (“Municipality”) and Eskom Holdings SOC Limited (“Eskom”) in terms of which Ergo contends, amongst other things, that the Municipality does not “supply” electricity to Ergo from a “supply main” as contemplated in the
Municipality’s Electricity By-Laws of 2002. The Municipality is not licensed to supply electricity to Ergo in terms of the
Municipality’s Temporary Distribution Licence. The Municipality is not entitled to render tax invoices to Ergo for the supply and consumption of electricity from the substation. The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaflex rate. Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption thereof as determined by Eskom on a monthly basis.
The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the bona fide and reasonable belief that the Municipality was competent to supply electricity to it.
Subsequent to December 2014 up to June 30, 2016, the Municipality has invoiced Ergo for approximately R51.4 million in surcharges of which R45.7 million has been paid into an attorney’s trust account at June 30, 2016 pending the final determination of the dispute.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
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
for the year ended June 30, 2016
25. FINANCIAL INSTRUMENTS (continued)
CREDIT RISK (continued)
The following represents the maximum exposure to credit risk for all financial assets at June 30:
Carrying value
2016
2015
R'000
R'000
Non-current investments and other assets
Listed investments (refer note 10)
8,886
3,226
Unlisted investments (refer note 10)
147
159
Loan to DRDSA Empowerment Trust (refer note
10)
-
2,496
Investments in environmental rehabilitation trust funds (refer note 10)
93,798
87,917
Trade and other receivables (refer note 13)
34,966
66,792
Cash and cash equivalents (refer note 22)
351,796
324,375
489,593
484,965
The following represents the maximum exposure to credit risk for trade and other receivables at June 30:
Carrying value
2016
2015
R'000
R'000
Trade receivables (gold) (refer note 13)
-
43,002
Receivables from related parties (refer note 13)
2,947
2,804
Other receivables (refer note 13)
32,019
20,986
34,966
66,792
The ageing of trade and other receivables at June 30:
Gross
Impair-
Gross
Impair-
value
ment
value
ment
2016
2016
2015
2015
R'000
R'000
R'000
R'000
Not past due 18,183 - 53,630 (14)
Past due 0-30 days 6,796 (269) 1,149 (55)
Past due 31-120 days 4,434 (925) 2,754 (1,105)
Past due more than 120 days 16,660 (9,913) 15,724 (5,291)
46,073 (11,107) 73,257 (6,465)
Management believes that the unimpaired amounts that are past due by more than 30 days are still collectible in full based on historical payment behaviour.
Impairments were raised due to the uncertainty around the recoverability and timing of the expected cash flows.
Movement in the allowance for impairment in respect of other receivables during the year was as follows:
Impairment
2016
2015
R'000
R'000
Balance at July 1
(6,465)
(6,981)
Impairment (recognized)/reversed
(4,642)
74
Bad debt written off against related receivable
-
442
Balance at June 30
(11,107)
(6,465)
No impairments were recognised on trade receivables.
The group has no significant concentration of credit risk as the majority of the group’s receivables are from debtors with a good track record.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
25. FINANCIAL INSTRUMENTS (continued)
MARKET RISK
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the group’s income or the value of its holding of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimising returns.
Commodity risk and price sensitivity
The profitability of the group's operations, and the cash flows generated by those operations, are affected by changes in the market price of gold which is predominantly sold in US Dollars and then converted to Rand. DRDGOLD does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production.
A change of 10% in the Rand gold price at the reporting date would have increased/ (decreased) equity and profit/ (loss) by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2015 and excludes income tax.
Equity and profit or (loss)
2016
2015
10%
10%
10%
10%
increase
decrease
increase
decrease
June 30
R’000
R’000
R’000
R’000
Gold and silver revenue
243,306
(243,306)
210,530 (210,530)
Cashflow sensitivity
243,306
(243,306)
210,530 (210,530)
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
The following represents the interest rate risk profile for the group's interest-bearing financial instruments:
Carrying value
2016
2015
R’000
R’000
Variable interest rate instruments
Financial assets
445,594
412,292
Financial liabilities
(19,161)
(44,257)
426,433
368,035
Cash flow sensitivity analysis for variable rate instruments:
A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/(loss)
by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.
The analysis is performed on the same basis as the prior year and excludes income tax.
Equity and profit or (loss)
2016
2015
100 bp
100 bp
100 bp
100 bp
increase
decrease
increase
decrease
June 30
R’000
R’000
R’000
R’000
Variable interest rate instruments
4,264
(4,264)
3,680 (3,680)
Cashflow sensitivity
4,264
(4,264)
3,680 (3,680)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
25. FINANCIAL INSTRUMENTS (continued)
MARKET RISK (continued)
Foreign currency risk
The group’s reporting currency is the South African Rand. Although gold is sold in US Dollars, the group is obliged to convert this into South African Rand. The group is thus exposed to fluctuations in the US Dollar/South African Rand exchange rate. The group conducted its operations in South Africa during the current year. Foreign exchange fluctuations affect the cash flow that it will realise from its operations as gold is sold in US Dollars, while production costs are incurred primarily in South African
Rands. The group’s results are positively affected when the US Dollar strengthens against the Rand and adversely affected when the US Dollar weakens against the Rand. The group does not hedge against foreign currency fluctuations and considers the risk to be low due to foreign currency normally being disposed of on the same day.
The following significant exchange rates applied during the year:
Spot rate at year end
Average rate
June 30
2016
2015
2016
2015
1 US Dollar
14.6800
12.1649
14.4989
11.4475
The following represents the exposure to foreign currency risks:
2016
2015
June 30
USD’000
USD’000
Trade and other receivables
-
3,535
Cash and cash equivalents
2,320
-
Net statement of financial position exposure
2,320
3,535
Sensitivity analysis
A 10 percent strengthening of the Rand against the US dollar at June 30, would have increased/(decreased) equity and profit/(loss)
by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2015. A 10% weakening of the rand against the US dollar at June 30, would have had the equal but opposite effect, on the basis that all other variables remain constant.
Impact
2016
2015
June 30
R’000
R’000
Equity
(3,405)
(4,300)
Loss
(3,405)
(4,300)

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
25. FINANCIAL INSTRUMENTS (continued)
MARKET RISK (continued)
Other market price risk
Equity price risk arises from available-for-sale equity securities fair value adjustments accounted for in other comprehensive income. Investments within the portfolio are managed on an individual basis.
The following table represents the carrying amounts and net profit/ (loss), finance income and finance expense recognised in profit or loss and/or equity as well as other comprehensive income per category of financial instruments at June 30:
Carrying value
Profit / (loss)
OCI
Total equity
R'000
R'000
R'000
R'000
2016
Financial assets
Available-for-sale financial assets
9,033
-
4,342
4,342
Loans and receivables
480,560
28,686
-
28,686
489,593
28,686
4,342
33,028
Financial liabilities
Financial liabilities measured at amortized cost
245,197
(4,370)
-
(4,370)
245,197
(4,370)
-
(4,370)
2015
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
R’000
R’000
R’000
R’000
June 30, 2016
Finance lease obligation
19,161
(27,105)
(2,652)
(2,652)
(21,801)
Trade and other payables
(1)
226,036
(226,036)
(226,036)
-
-
245,197
(253,141)
(228,688)
(2,652)
(21,801)
June 30, 2015
Loans and borrowings
23,096 (23,096) (23,096) - -
Finance lease obligation 21,161 (32,409) (2,652) (2,652) (27,105)
Trade and other payables
(1)
211,873 (211,873) (211,873) - -
256,130 (267,378) (237,621) (2,652) (27,105)

(1)
Excludes payroll related liabilities of R63.0 million (2015: R45.9 million).
NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
25. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table represents the carrying amounts and fair values of the group's financial instruments at June 30:
Carrying value
Fair value
Carrying value
Fair value
2016
2016
2015 2015
R’000
R’000
R’000 R’000
Financial assets measured at fair value
9,033
9,033
3,385 3,385
Listed investments (refer note 10)
8,886
8,886
3,226 3,226
Unlisted investments (refer note 10)
147
147
159 159
Financial assets not measured at fair value
480,560
480,560
481,580 481,580
Loans to DRDSA Empowerment Trust (refer note 10)
-
-
2,496 2,496
Investments in environmental rehabilitation trust
funds (refer note 10)
93,798
93,798
87,917 87,917
Trade and other receivables (refer note 13)
34,966
34,966
66,792 66,792
Cash and cash equivalents (refer note 22)
351,796
351,796
324,375 324,375
489,593
489,593
484,965 484,965
Financial liabilities not measured at fair value
245,197
245,197
256,130 256,130
Loans and borrowings (refer note 19)
-
-
23,096 23,096
Finance lease obligations (refer note 20)
– non-current
16,806
16,806
19,161 19,161
– current
2,355
2,355
2,000 2,000
Trade and other payables
226,036
226,036
211,873 211,873
245,197
245,197
256,130 256,130
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Financial instruments measured at fair value
The financial instruments measured at fair value are measured using the following valuation methodologies.
Listed investments
The fair value of listed investments are determined by reference to published price quotations from recognised securities exchanges.
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
Loans to DRDSA Empowerment Trust
The fair value of the loan is not readily determinable and are therefore carried at cost.
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

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
25. FINANCIAL INSTRUMENTS (continued)
FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)
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
Level 1
Level 3
Total
R'000
R'000
R'000
June 30, 2016
Available-for-sale financial assets
Listed investments
8,886
-
8,886
Unlisted investments
-
147
147
8,886
147
9,033
June 30, 2015
Available-for-sale financial assets
Listed investments
3,226
-
3,226
Unlisted investments
-
159
159
3,226
159
3,385
The unobservable inputs considered in the fair value measurement of Level 3 financial instruments are discussed in note 10.
Reconciliation of fair value measurements in Level 2 and Level 3 during the year:
2016
2015
Level 2
Level 3
Level 2
Level 3
R'000
R'000
R'000
R'000
Available-for-sale financial assets
Balance at beginning of year
-
159
4,000
171
Fair value adjustment
-
-
2,425
-
Impairment
-
-
(300)
-
Disposed
-
(12)
(6,125)
(12)
Balance at end of year
-
147
-
159
Fair value adjustment reclassified to profit or loss
-
-
2,625
-
Impairment recognized in profit or loss
-
-
(300)
-
Loss recognized in other comprehensive income
-
-
(200)
-
Fair value adjustment recognized in other
comprehensive income
-
-
2,425
-
Fair value adjustment reclassified to profit or loss
-
-
(2,625)
-
-
-
2,125
-
The gain or loss on the fair value adjustment is recognized in other comprehensive income net of deferred tax.
The available-for-sale financial assets Level 3 comprises investments in unlisted shares for which no reasonable alternative measure for fair value is available. Therefore no sensitivity analysis has been prepared.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
26. RELATED PARTY TRANSACTIONS
2016
2015
2014
R’000
R’000
R’000
Key management personnel remuneration
Short-term benefits
Salaries paid
51,505
54,496 68,939
Board fees paid
3,743
3,844 -
Incentives relating to this cycle
33,767
17,750 -
Pre-tax gain on share options exercised
1,741
- 3,341
Retrenchment payments
-
7,150 -
90,756
83,240 72,280
Long service awards
Share-based payment expense
29,874
1,753 3,341
Post-retirement medical benefits
349
304 261
30,223
2,057 3,602
The group has related party relationships with its subsidiaries and with its directors and key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director (whether executive or otherwise) of the company.
Prior to the awarding of a contract to a related party for the supply of goods and services the group procurement manager reviews the pricing, quality and the reliability of that party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market related terms.
Contributions to, and the total of post-retirement medical benefits as well as long term employee incentive scheme liabilities for key management personnel as at June 30, 2016 are disclosed in note 17.
Treasury shares held by EMO are outlined in note 15.1. Dividends amounting to R5.6 million (2015: R0.1 million and 2014: R0.9 million) were received by EMO on these shares.
During FY2016, EMO disposed of nil (2015: nil and 2014: 50 000) ordinary shares in the company (held as treasury shares for consolidation purposes) to D J Pretorius as a mining right conversion bonus as required by his employment contract.
TRANSACTIONS WITH SUBSIDIARIES
During the year ended June 30, 2016 DRDGOLD earned:
• corporate services fees from EMO amounting to nil (2015: R10.6 million and 2014: R21.9 million);
• corporate services fees from Ergo amounting to R20.1 million (2015: nil);
• interest from EMO amounting to R26.5 million (2015: R30.7 million and 2014: R30.3 million) and from Ergo amounting to
R35.4 million (2015: R31.3 million and 2014: R28.5 million).
Balances outstanding at June 30, 2016
• Subsidiaries – refer to note 11;
• Loans to DRDSA Empowerment Trust – refer to note 10;
• Receivables from other related parties – refer to note 13;
• Cash held on behalf of DRDSA Empowerment Trust – refer to note 22.

NOTES TO THE FINANCIAL STATEMENTS (continued)
for the year ended June 30, 2016
26. RELATED PARTY TRANSACTIONS (continued)
TRANSACTIONS WITH OTHER ENTITIES IN WHICH AN OWNERSHIP INTEREST IS HELD
Guardrisk
During the year ended June 30, 2016, Ergo paid fees to the Guardrisk Cell Captive relating to the environmental guarantees issued by Guardrisk to the DMR as outlined in note 16 amounting to R7.8 million (2015: R9.9 million and 2014: nil), which included a contribution of nil (2015: R0.8 million) (refer note 10).
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
• Trade receivables to the amount of nil (2015: R43.0 million and 2014: R25.6 million) relate to metals sold;
• The group received a dividend of nil (2015: nil and 2014: nil) from Rand Refinery.
CONSULTANCY AGREEMENT
On June 23, 2008, EMO approved a consultancy agreement with Khumo Gold, which owned 20% of EMO at that date. The agreement provides for a monthly retainer of R0.3 million (2015: R0.3 million, 2014: R0.3 million) and will conclude on 31
December 2016.
SALE OF SHARES
During the year ended June 30, 2015, DRDGOLD acquired the 20% and 6% interest in the issued share capital of EMO held by
Khumo and the Empowerment Trust respectively (refer note 15.2).
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
The group’s net liabilities and total equity or capital, as at June 30 was as follows:
2016
2015
R’000
R’000
Total liabilities
1,079,519
973,114
Less: Cash and cash equivalents
(351,796)
(324,375)
Net liabilities
727,723
648,739
Total equity
1,339,556
1,529,924
28. SUBSEQUENT EVENTS
There were no significant subsequent events between the year-end reporting date of June 30, 2016 and the date of issue of these financial statements.

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
List of Subsidiaries.
11.1
(13)
Code of Ethics, as amended February 9, 2012.
12.1
(16)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2
(16)
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
(16)
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2
(16)
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
(15)
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2015.
(16)
Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DRDGOLD LIMITED
By:
/s/ D.J. Pretorius
D.J. Pretorius
Chief Executive Officer
By:
/s/ A.J. Davel
A.J. Davel
Chief Financial Officer
Date: October 31, 2016