Form 20-F
DRDGOLD LTD
filed 2017-10-31
CIK 1023512

FORM 20-F
   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934
For the fiscal year ended June 30, 2017
Commission file number 0-28800
DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)
REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)
1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196, South Africa
(Address of principal executive offices)
Riaan Davel, Chief Financial Officer, Tel. no. +27 11 470 2600, Email riaan.davel@drdgold.com
Francois Bouwer, Group Financial Accountant, Tel. no. +27 11 470 2600, Email francois.bouwer@drdgold.com
1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196, South Africa
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
As of June 30, 2017, the Registrant had outstanding 431,429,767 ordinary shares, of no par value.
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
1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196
, South Africa;
Telephone: +27 11 470 2600

TABLE OF CONTENTS
Page
PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ......................................................
5
ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE .........................................................................................
5
ITEM 3.
KEY INFORMATION ................................................................................................................................................
5
3A.
Selected Financial Data ...............................................................................................................................................
5
3B.
Capitalization And Indebtedness .................................................................................................................................
7
3C.
Reasons For The Offer And Use Of Proceeds ............................................................................................................
7
3D.
Risk Factors..................................................................................................................................................................
7
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
20
4C.
Organizational Structure ..............................................................................................................................................
29
4D.
Property, Plant And Equipment ...................................................................................................................................
29
ITEM 4A.
UNRESOLVED STAFF COMMENTS .....................................................................................................................
37
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS ...........................................................................
37
5A.
Operating Results ........................................................................................................................................................
37
5B.
Liquidity And Capital Resources ................................................................................................................................
48
5C.
Research And Development, Patents And Licenses, Etc............................................................................................
49
5D.
Trend Information ........................................................................................................................................................
50
5E.
Off-Balance Sheet Arrangements ................................................................................................................................
50
5F.
Tabular Disclosure Of Contractual Obligations ..........................................................................................................
50
5G.
Safe Harbor ..................................................................................................................................................................
50
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES .............................................................................
50
6A.
Directors And Senior Management .............................................................................................................................
50
6B.
Compensation ..............................................................................................................................................................
52
6C.
Board Practices ............................................................................................................................................................
54
6D.
Employees ....................................................................................................................................................................
57
6E.
Share Ownership ..........................................................................................................................................................
58
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ..........................................................
60
7A.
Major Shareholders ......................................................................................................................................................
60
7B.
Related Party Transactions ..........................................................................................................................................
61
7C.
Interests Of Experts And Counsel ...............................................................................................................................
61
ITEM 8.
FINANCIAL INFORMATION ..................................................................................................................................
61
8A.
Consolidated statements And Other Financial Information .......................................................................................
61
8B.
Significant Changes .....................................................................................................................................................
61
ITEM 9.
THE OFFER AND LISTING .....................................................................................................................................
62
9A.
Offer And Listing Details ............................................................................................................................................
62
9B.
Plan Of Distribution .....................................................................................................................................................
63
9C.
Markets .........................................................................................................................................................................
63
9D.
Selling Shareholders ....................................................................................................................................................
63
9E.
Dilution ........................................................................................................................................................................
63
9F.
Expenses Of The Issue.................................................................................................................................................
63
ITEM 10.
ADDITIONAL INFORMATION ...............................................................................................................................
63
10A.
Share Capital ................................................................................................................................................................
63
10B.
Memorandum of Incorporation ...................................................................................................................................
63
10C.
Material Contracts ........................................................................................................................................................
66
10D.
Exchange Controls .......................................................................................................................................................
67
10E.
Taxation .......................................................................................................................................................................
69
10F.
Dividends And Paying Agents ....................................................................................................................................
72
10G.
Statement By Experts ..................................................................................................................................................
72
10H.
Documents On Display ................................................................................................................................................
72
10I.
Subsidiary Information ................................................................................................................................................
73
ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK .........................................
73
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .........................................................
73
12A.
Debt Securities .............................................................................................................................................................
73
12B.
Warrants and Rights.....................................................................................................................................................
74
12C.
Other Securities ............................................................................................................................................................
74
12D
American Depositary Shares .......................................................................................................................................
74

TABLE OF CONTENTS
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ...................................................................
75
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS ..
75
ITEM 15.
CONTROLS AND PROCEDURES ...........................................................................................................................
75
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT ........................................................................................................
76
ITEM 16B.
CODE OF ETHICS .....................................................................................................................................................
76
ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES ...........................................................................................
76
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES .........................................
77
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS ...................
77
ITEM 16F
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT ...........................................................................
77
ITEM 16G.
CORPORATE GOVERNANCE ................................................................................................................................
77
ITEM 16H.
MINE SAFETY DISCLOSURES ..............................................................................................................................
77
PART III
ITEM 17.
FINANCIAL STATEMENTS ....................................................................................................................................
78
ITEM 18.
FINANCIAL STATEMENTS ....................................................................................................................................
78
ITEM 19.
EXHIBITS ...................................................................................................................................................................
79

Preparation of Financial Information

We are a South African company and currently all our operations are located in South Africa. Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) for the
financial years ended June 30, 2017, 2016 and 2015 included in this report. All references to “dollars” or “$” herein are to United
States Dollars and references to “rand” or “R” are to South African rands.

Our consolidated financial statements included in this Annual Report are prepared in accordance with IFRS as issued by the IASB. All financial information, except as otherwise noted is stated in accordance with IFRS as issued by the IASB.

We present our financial information in rand, which is our presentation and reporting currency. Solely for your convenience, this Annual Report contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R13.51 per $1.00, the noon buying rate in New
York City on September 29, 2017.

In this Annual Report, we present certain non-IFRS financial measures such as the financial items “cash operating costs per kilogram”, “all-in sustaining costs per kilogram” and “all-in costs per kilogram” which have been determined using industry guidelines promulgated by the World Gold Council, which we use to determine costs associated with producing gold, cash generating capacities of the mines and to monitor performance of our mining operations. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, profit/(loss) attributable to equity owners of the parent, profit/(loss) for the year or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council has provided definitions for the calculation of cash operating costs, the calculation of cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See Glossary of Terms and Explanations and Item 5A. Operating Results – “Cash operating costs, all-in sustaining costs and all-in costs” and “Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-
in costs per kilogram”.
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
·   our reserve calculations and underlying assumptions;
·  the trend information discussed in Item 5D.- Trend Information, including target gold production and cash operating costs;
·  estimated future throughput capacity and production;
·   expected trends in our gold production as well as the demand for and the price of gold;
·  our anticipated labor, electricity, water, crude oil and steel costs;
·  our ability to fund our operations in the next 12 months including our anticipated commitments;
·   estimated production costs, cash operating costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce.
·   expectations on future gold price, supply and pricing trends;
·   expected timing for completing rehabilitation of the Crown plant;
·  expected regulatory approval for the sale of ERPM;
·  expected gold production and cash operating costs in fiscal year 2018; and
·   expected effective gold mining tax rate.
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
·   changes in our competitive position;
·   changes that affect our business strategy;
·   adverse changes in our gold production as well as the demand for and the price of gold;
·   any major disruption in production at our key facilities;
·   adverse changes in foreign exchange rates;
·   adverse environmental changes;
·   adverse changes in ore grades and recoveries, and to the quality or quantity of reserves;
·   unforeseen technical production issues, industrial accidents and theft;
·   anticipated capital expenditure on property, plant and equipment; and
·   various other factors, including those set forth in Item 3D. Risk Factors.
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

Special Note Links to external, or third-party websites
Links to external, or third-party websites, are provided solely for convenience. We take no responsibility whatsoever for any third-party information contained in such third-party websites, and we specifically disclaim adoption or incorporation by reference of such information into this report.

Imperial units of measure and metric equivalents

The table below sets forth units stated in this document, which are measured in Imperial and Metric.
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
All-in sustaining costs is a measure on which guidance is provided by the World Gold Council and include cash operating costs of production, plus movement in gold in process on a sales basis, corporate administration expenses and other (costs)/income, the accretion of rehabilitation costs and sustaining capital expenditure. Costs other than those listed above are excluded. All-in sustaining costs per kilogram are calculated by dividing total all-in sustaining costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
All-in costs per kilogram ........                 All-in costs is a measure on which guidance is provided by the World Gold Council and include all-in sustaining costs, retrenchment costs, care and maintenance costs, ongoing rehabilitation expenditure, growth capital expenditure and capital recoupments. Costs other than those listed above are excluded. All-in costs per kilogram are calculated by dividing total all-in costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Assaying ..................................               The chemical testing process of rock samples to determine mineral content.
$/oz ..........................................              US dollar per ounce.
Capital expenditure .................              Purchases of property, plant and equipment paid in cash.
Care and maintenance .............         Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.
Cash operating costs of
production ................................
Cash operating costs of production are operating costs less ongoing rehabilitation expenses, care and maintenance costs and net other operating costs/(income).
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
Called gold content ................. The theoretical gold content of material processed.
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
Growth capital expenditure ..... Growth capital expenditure are those capital expenditures that are not sustaining capital expenditure.
g/t ............................................. Grams per tonne.

Horizon .................................... A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
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
Other operating costs /
(income)
Expenses incurred, and income generated in the course of operating activities, but are not directly attributable to production activities.
Pay-limit .................................. The minimum in-situ grade of ore blocks or sites for which cash operating costs, including all overhead costs, are equal to a projected gold price per ounce.
Operating costs ........................ Operating costs are cost of sales less depreciation, change in estimate of rehabilitation provision, movement in gold in process and retrenchment costs.
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
Refining ................................... The final purification process of a metal or mineral.
Rehabilitation .......................... The process of restoring mined land to a condition approximating its original state.
Reserves................................... That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sedimentary ............................. The deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Shaft ......................................... An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials, ore and waste. A shaft generally has more than one compartment.
Slimes ...................................... The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sustaining capital expenditure Sustaining capital expenditure are those capital expenditures that are necessary to maintain current gold production.
t’000 ......................................... Tonnes in thousands.
Tailings .................................... Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam ............................ A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL DATA

The following selected consolidated financial data as at June 30, 2017 and 2016 and for the years ended June 30, 2017, 2016 and 2015 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by KPMG Inc. The selected consolidated financial data as at June 30, 2015, 2014 and 2013, and for the years ended June 30, 2014 and 2013 is derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5. Operating and Financial Review and Prospects and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data(in millions, except share, per share and ounce data)
Year ended June 30,
2017
1
2017
2016
2015
2014
2013
$’m R’m R’m R’m R’m R’m
Profit or loss Data
Revenue ........................................................ 173.2 2,339.9 2,433.1 2,105.3 1,809.4 2,076.5
Results from operating activities ................. (1.8) (24.5) 119.6 94.9 (12.6) 184.7
Profit/(loss) for the year attributable to
equity owners of the parent ....................... 1.0 13.7 61.9 67.8 (45.8) 49.4
Per Share Data
Basic earnings/(loss) per share (cents) ......... 0.2 3.2 14.7 17.4 (12) 13
Diluted earnings/(loss) per share (cents) ..... 0.2 3.2 14.7 17.4 (12) 13
Dividends proposed per share for the year
(ZAR cents) ............................................... 5 62 10 2 28.0
Dividends proposed per American
Depositary Shares for the year
(USD cents) ...............................................
3.7 45.2 6.5 1.6 28.2
Exchange rate (USD1:ZAR)
1
...................... 13.51 13.72 13.82 10.42 8.92
Intraday high (USD1:ZAR) ......................... 14.75 16.87 12.58 11.39 10.36
Intraday low (USD1:ZAR) .......................... 12.42 12.24 10.50 9.5 8.0
Number of shares issued as at June 30 ........       431,429,767 431,429,767 431,429,767 430,883,767        385,383,767 385,383,767
Statement of financial position data
Total assets ................................................... 169.3 2,287.4 2,419.1 2,503.0 2,440.7 2,669.0
Equity (Net assets) ....................................... 96.4 1,302.4 1,339.6 1,529.9 1,481.2 1,643.7
Ordinary share capital .................................. 309.2
²
4,177.2
²
4,177.2
²
4,180.9
²
4,088.5
²
4,089.3
²
Month
2017
2017
2017
2017
2017
2017
September
August
July
June
May
April
Exchange Rate Data
Intraday high (USD1:ZAR) ........................... 13.71 13.53 13.63 13.15 13.71 13.95
Intraday low (USD1:ZAR) ............................ 12.73 12.94 12.85 12.54 12.63 12.87
1
Translations into Dollars in this table are for the purpose of convenience only and are computed at the noon buying rate in New York City at
September 29, 2017 of R13.51 per $1.00, or the annual average as noted. You should not view such translations as a representation that such amounts represent actual Dollar amounts. All other translations in this Annual Report are based on exchanges rates quoted by local financial service providers. This line item has been prepared in accordance with Item 3.A(3) of Form 20-F
² Ordinary share capital as of June 30, 2017 is stated after the deduction of R50.7 million (2016: R50.7 million and 2015: R44.2 million) share capital relating to treasury shares held by the Group.

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

Risks related to our business and operations
Changes in the rand market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of our operations and the cash flows generated by those operations.
As most of our production costs are in rands, while gold is sold in dollars and then converted to rands, our results of operation and financial condition have been and could be in the future materially affected by an appreciation in the value of the rand. Due to the marginal nature of our operations any sustained decline in the market price of gold would adversely affect us, and any decline in the price of gold below the cost of production could result in the closure of some or all of our operations which would result in significant costs and expenditure, such as, incurring retrenchment costs earlier than expected which could lead to a decline in, and even total loss of, profits, or losses. Accordingly, any sustained decline in the price of gold and/or the strengthening of the
South African rand against the dollar would negatively and adversely affect our business, operating results and financial condition.
We do not enter into forward contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements of the rand. We sell gold at spot prices based on the afternoon London Bullion Market fixing price on the day of delivery. We sell our foreign currency at the spot price in the market on the date of trade. If the dollar gold price should fall and/or the rand should strengthen against the dollar, this would adversely affect us, and we may experience losses, and if these changes result in revenue below our cost of production and remain at such levels for any sustained period, we may be forced to curtail or suspend some or all our operations. We might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.

Exchange rates are influenced by global economic trends. In fiscal year 2017 the rand strengthened against the dollar by 11%.
In fiscal year 2016 and 2015 the rand weakened against the dollar by 21% and 14% respectively compared to the prior year (based on exchange rates at June 30 of each year). At September 30, 2017 the rand traded at R13.51 = $1.00 (based on closing rates), a 4%
weakening relative to the Dollar from June 30, 2017.

A decrease in the dollar gold price and a strengthening of the rand against the dollar would result in a decrease in our profitability as was the case in fiscal year 2017. For all periods presented, all of our production was from South Africa. If the rand was to appreciate against the dollar for a continued time, our operations could experience a reduction in cash flow and profitability and this would adversely affect our business, operating results and financial condition.

A failure to acquire new Ore Reserves could negatively affect our future cash flow, results of operations and financial condition.
New or ongoing exploration programs may not result in new mineral producing operations that will sustain or increase our
Ore Reserves. A failure to acquire new Ore Reserves in sufficient quantities and quality to maintain or grow the current level and quality of our reserves will negatively affect our future cash flow, results of operations and financial condition. In addition, if we are unable to identify Ore Reserves that have reasonable prospects for economic extraction while maintaining sufficient controls on production and other costs, this will have a material effect on the future viability of our operations.

Our Ore Reserves (imperial) increased from 1.8 million ounces at June 30, 2016, to 3.0 million ounces at June 30, 2017, mainly because of a drilling program and pre-feasibility study (“PFS”) that commenced during September 2016 aimed at re-
evaluating our surface gold tailings. The increase was offset by depletion through ongoing mining activities and other survey adjustments. Our Ore Reserves (imperial) decreased from 1.9 million ounces at June 30, 2015, to 1.8 million ounces at June 30, 2016, mainly because of depletion through ongoing mining activities. Our Ore Reserves (imperial) increased by 22% from 1.5 million ounces at June 30, 2014, to 1.9 million ounces at June 30, 2015, mainly as a result of the acquisition of the non-controlling interest in Ergo
Mining Operations Proprietary Limited (“EMO”) and, to a lesser extent, the decrease in the cut-off grade. These increases were offset by a decrease due to ongoing mining activities.
We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

Management’s estimates on future cash flows are subject to risks and uncertainties, such as the rand gold price, production volumes, recovered grades and costs. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from financing and we cannot guarantee that any such financing would be permitted under the terms of our existing financing arrangements, or would be available on acceptable terms, or at all. In the absence of sufficient cash flows or adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or meet our working capital requirements may be adversely affected.

We have incurred losses in the past and may incur losses in the future.

We achieved a profit of R13.7 million for fiscal year 2017, R61.9 million for fiscal year 2016 and R68.2 million for fiscal year 2015.

Our profits and cash flows of our operations are directly exposed to the rand gold price and input costs as we do not hedge.
Such exposure and other factors could result in us incurring losses in the future, which would have a material adverse effect on our business, operating results and financial condition.

Any interruption in production of gold at our single operating segment will have an adverse effect on the company.

We have one operating segment, namely Ergo. All our processing plants, pump stations and the deposition site are linked through pipeline infrastructure. The Ergo plant is currently our major processing plant and we have one deposition site.
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

For example, fiscal year 2015 brought a very strong El Nino event that is believed to be the cause of - drought conditions in
South Africa. Municipalities where we operate put in place water consumption restrictions with penalties if restrictions are not adhered
to. The drought ended in late calendar 2016 which resulted in the relevant water restrictions being lifted, but future droughts could result in similar restrictions.

Severe thunderstorms and high winds may also cause damage to operation infrastructure that may in turn cause an interruption in the production of gold. Although freeboard on the Brakpan/Withok TDF is continually monitored to maintain acceptable levels, such monitoring may not provide adequate warning if the facility is exposed to significant rainfall. Such incidents and other weather events may also damage the facility and therefore cause the interruption of deposition and gold production until the facility is repaired or alternative deposition is brought on line.
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
·   labor stability, productivity and increases in labor costs;
·   increases in electricity and water prices;
·   increases in crude oil and steel prices;
·   unforeseen changes in ore grades and recoveries;
·   unexpected changes in the quality or quantity of reserves;
·   technical production issues;
·   environmental and industrial accidents;
·   gold theft;
·   environmental factors; and
·   pollution.

Our production costs consist mainly of materials including reagents and steel, labor, electricity, specialized service providers water, fuels, lubricants and other oil and petroleum based products. Production costs have in the past, and could in the future, increase at rates in excess of our annual expected inflation rate and result in the restructuring of these operations at substantial cost.
On August 4, 2016, Ergo signed a two-year wage settlement with the National Union of Mineworkers (NUM) and the United
Association of South Africa (UASA) for a wage increase averaging 8.2% (10% for categories 4 – 5), (9% for categories 6 – 9) and (7%
for categories 10 – 15) per annum. The next round of wages and conditions of employment negotiations will take place in 2018.

The Association of Mineworkers and Construction Union (AMCU) which was responsible for labor unrest in the industry in
2012/2013 has approached the company for recognition to represent their members in labor related matters at the company. On March
30, 2017, a recognition agreement was reached with AMCU.

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
Should underground water levels not reach a natural subterranean equilibrium, and if underground water rises to the surface, we, together with all other mining companies in those areas, may face claims relating to environmental damage. These claims may have a material adverse effect on our business, operating results and financial condition.

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
We have estimated our aggregate group Provision for Environmental Rehabilitation at a net present value of R531.7 million which is included in our statement of financial position as at June 30, 2017 (Refer to Item 18. ‘‘Financial Statements - Note 8 – Provision for
environmental rehabilitation). However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We fund these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds or funds held in insurance instruments established for our operations. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to prosecution, litigation and potentially significant liabilities.

Damage to tailings dams and excessive maintenance and rehabilitation costs could result in lower production and health, safety and environmental liabilities.

Our tailings facilities are exposed to numerous risks and events, the occurrence of which may result in the failure, breach or damage of such a facility. These may include sabotage, failure by our employees to adhere to the codes of practice and natural disasters such as excessive rainfall, any of which could force us to stop or limit operations. In addition, the dams could overflow and the health and safety of our employees and communities living around these dams could be jeopardized. In the event of damage to our tailings facilities, our operations will be adversely affected and this in turn could have a material adverse effect on our business, operating results and financial condition.

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

Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. We have a total of R5.9 billion as the insured value for property and loss of profits due to business interruption with a total loss limit of R650 million for the 2017 financial year. Business interruption is only covered from the time the loss occurs and is subject to time and amount deductibles that vary between categories.
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
Our flotation and fine-grind project, implemented in fiscal year 2014, is designed to improve extraction efficiencies.

Production was temporarily suspended on April 2, 2014 due to unsatisfactory gold recoveries and low carbon absorption efficiencies. The established Low Grade Section was brought back to steady state and gold production stabilized during the last quarter of fiscal year 2014 and became fully operational in February 2015, treating the remainder of the Ergo plant throughput through the FFG from this date.

The flotation and fine-grind project remains exposed to numerous risks associated with similar projects, including operational down time due to unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production which could have a material adverse effect on our business, operating results and financial condition.

Risks related to the gold mining industry
A change in the dollar price of gold, which in the past has fluctuated widely, is beyond our control.
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

During fiscal year 2017 the gold price reached a high of U$1,366 per ounce and a low of U$1,128. Our profitability may be negatively impacted by a decline in the gold price as we incur losses when revenue from gold sales drops below the cost of production for an extended period.

Current economic conditions may adversely affect the profitability of the Group’s operations.
The outlook for the global economy remains uncertain. Growth generally is still low and the demand for resources is down from previous highs. The uncertainty in the outlook of resources generally and of gold resulted in tightened credit markets, reduced liquidity and extreme volatility in fixed income, credit, currency and equity markets. These conditions may adversely affect the Group’s business. For example, tightening credit conditions may make it more difficult for the Group to obtain financing on commercially acceptable terms or make it more likely that one or more of our key suppliers may become insolvent and lead to a supply chain breakdown. In addition, general economic indicators have still not shown signs of sustained recovery - consumer sentiment remains bearish, unemployment remains high, economic growth is marginal and corporate earnings are uncertain and volatile.
The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.
Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies to quantify the extent of the gold reserve. Many gold exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

Moreover, we rely on the evaluations of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether the deposit contains economically recoverable mineralization. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining based on available technology.

Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Our business focuses mainly on the extraction of gold from tailings, which is a volume driven exercise. Only significant deposits within proximity of services and infrastructure that contain adequate gold content to justify the significant capital investment associated with plant, reclamation and deposition infrastructure are suitable for exploitation in terms of our model. There is a limited supply of these deposits which may inhibit exploration and developments, especially in a declining gold price environment.

Because of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and
Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our operations. The costs incurred on exploration activities that do not identify commercially exploitable reserves of gold are not likely to be recovered and therefore likely to be impaired.

There is uncertainty with our Ore Reserve estimates.

Our Ore Reserve figures described in this document are the best estimates of our current management as of the dates stated
and are reported in accordance with the requirements of Industry Guide 7 of the SEC. These estimates may not reflect actual reserves or future production.

Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our reserve estimates to decline. Moreover, if the rand price of gold declines, or stabilizes at a price that is lower than recent levels, or if our labor, water, steel, electricity and other production costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves, particularly those containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the ability to reclaim our Ore Reserves, at the required rate, such as an interruption or reduction in the supply of electricity or a shortage of water may have the effect that we are unable to achieve critical mass, which may render the recovery of Ore Reserve, or parts of the Ore Reserve no longer feasible, which could negatively affect production rate and costs and decrease our profitability during any given period. The estimates are based on drilling results and because unforeseen conditions may occur in these mine dumps that may not have been identified by the drilling results, the actual results may vary from the initial estimates. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact the total value of our mining asset base and our business, operating results and financial condition.
An accelerated drilling program commenced during Q1 of fiscal year 2017 that resulted in the increase in our ore reserves and issuing an updated reserve statement during fiscal year 2017.
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

We are incorporated in South Africa and all our operations are currently in South Africa. As a result, political and economic risks relating to South Africa could have a significant effect on our production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by most citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime.
These problems may impede fixed inward investment into South Africa and increase emigration of skilled workers. As a result, we may have difficulties retaining qualified employees.

Inflation can adversely affect us.

The inflation rate in South Africa is relatively high compared to developed, industrialized countries. As of June 2017, the annual Consumer Price Inflation Index, or CPI, stood at 5.1% compared to 6.3% in June 2016 and 4.7% in June 2015. Annual CPI was
5.1% as at September 30, 2017. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the rand or increase in the dollar price of gold, could result in an increase in our costs which could reduce our profitability.
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

In January 2013, DRDGOLD, ERPM (“DRDGOLD Respondents”) and 23 other mining companies (“Other Respondents”)
(collectively referred to as "Respondents") were served with a court application issued in the High Court of South Africa (“Court")
for a class certification (“Certification Application”) on behalf of former mineworkers and dependants of deceased mineworkers
(“Applicants”). In the application the Applicants allege that the Respondents conducted underground mining operations in a negligent and complicit manner causing the former mineworkers to contract occupational lung diseases. The Applicants have as yet not quantified the amounts which they are demanding from the Respondents in damages.
On May 13, 2016, the Court granted an order for, inter alia (1) certification of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases (or the dependants of mineworkers who died of those diseases); and (2) that the common law be developed to provide that in instances where a claimant claiming general damages passed away, the claim for general damages will be transmitted to the estate of the deceased claimant.
The DRDGOLD Respondents served a notice of appeal against the aforementioned findings on July 22, 2016, and 27
September 2016 respectively. The appeal has been set down for hearing from March 19 to 13, 2018.
The Respondent companies formed a Working Group consisting of representatives from each company to consider and discuss issues pertaining to the action.
DRDGOLD withdrew from the Working Group in January 2016. The remaining members of the Working Group have since indicated that they would be seeking a possible settlement of the class action and have all raised an accounting provisions at
30 June 2017 due to progress made by the Working Group towards settlement of the claims.
DRDGOLD took the view that it is too early to consider settlement of the matter, mainly for the following reasons:
• the Applicants have as yet not issued and served a summons (claim) in the matter;
• there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents;
• many principles upon which legal responsibility is founded, are required to be substantially developed by the trial court
(and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants.
In light of the above there is inadequate information to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.

Theft at our sites, particularly of copper, may result in greater risks to employees or interruptions in production.
Crime statistics in South Africa indicate an increase in theft. This together with price increases for copper has resulted in theft of copper cable. Our operations experience high incidents of copper cable theft despite the implementation of security measures. In addition to the general risk to employees’ lives in an area where theft occurs, we may suffer production losses and incur additional costs as a result of power interruptions caused by cable theft and theft of bolts used for the pipeline.

Power stoppages or increases in the cost of power could negatively affect our results and financial condition.

Our mining operations are dependent on electrical power supplied by Eskom, South Africa’s state-owned utility company. As a result of insufficient generating capacity, owing to poor maintenance and lagging capital infrastructure investment, South Africa has faced significant disruptions in electricity supply in the past and Eskom has warned that the country could continue to face disruptions in electrical power supply in the foreseeable future. So far, while such power supply disruptions have not had a material impact on our production, the country’s current reserve capacity remains insufficient and the risk of electricity stoppages is expected to continue for the foreseeable future. Supply interruptions may pose a significant risk to the operations.
The group has installed auxiliary emergency units at its plant to prevent the tripping of thickeners and entered into a five year lease agreement for the supply of temporary power generation equipment and services during fiscal year 2014 to drive certain key installations associated with the disposal of tailings.

The group has a load-curtailment agreement in place with Eskom in terms of which we reduce power consumption by between 10% and 20% when the grid is under pressure, but Eskom maintains uninterrupted power supply to the operations. This has enabled us to maintain continuous operations and very little reduction in volume since its inception.

There is, however, no assurance that the measures will be sufficient to completely mitigate the risk of power stoppages.

Electricity tariffs increased as follows from April 1, 2015 an average tariff increase of 12.7% and from April 1, 2016 an average tariff increase of 9.4% and from April 1, 2017 an average tariff increase of 2.2%. These increases have had an adverse effect on our production costs and similar or higher future increases could have a material adverse effect on our operating results and financial condition.
Possible scarcity of water may negatively affect our operations.
National studies conducted by the Water Research Commission, released during September 2009, found that water resources were 4% lower than estimated in 1995, which may lead to the revision of water usage strategies by several sectors in the South African economy, including electricity generation and municipalities. This may result in rationing or increased water costs in the future. Such changes would adversely impact our surface retreatment operations, which use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities. In addition, as our gold plants and piping infrastructure were designed to carry certain minimum throughputs, any reductions in the volumes of available water may require us to adjust production at these operations.

DRDGOLD invested R22 million in the construction of a filtration plant at the Rondebult Waste Water Works (operated by the East Rand Water Care Company) to treat sewage water to reduce the use of potable water. The plant was commissioned in early fiscal year 2016 and provides Ergo with 10
Mega Litres (“Ml”) a day from the Rondebult sewage treatment facility. This water is used both to reclaim and carry production materials and also, ultimately, to irrigate rehabilitation vegetation at a significantly lower cost than that of potable water.

DRDGOLD installed new gland service infrastructure at the Ergo plant during October 2016 to allow for the use of recycled process water for gland service requirements. This initiative has resulted in the reduction of approximately 70Ml a month in potable water use.

The Central Water Facility was commissioned at a cost of R29.5 million during the last quarter of Fiscal year 2017 to store and distribute water emanating from Rondebult waste water treatment works, treated Acid Mine Drainage (“AMD”) water from Trans-
Caledon Tunnel Authority (“TCTA”) and recycled water from our Brakpan/Withok Tailings Deposition Facility. The Centrally
Located Water Facility allows us to distribute water more efficiently throughout the operations.

As part of the Heads of agreement signed between EMO, Ergo, ERPM and TCTA in December 2012, Ergo secured the right to purchase up to 30Ml of partially treated AMD from TCTA at cost, in order to reduce Ergo’s reliance on potable water for mining and processing purposes. AMD water entered our system for the first time in fiscal year 2017.

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

The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African Government Gazette on November 24, 2008. The Mineral and Petroleum Resources Royalty Act (Administration),
No.29 of 2008, published on November 26, 2008, became effective from March 1, 2010. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the taxed entity. The royalty is payable on old unconverted mining rights and new converted mining rights. Based on a legal opinion the Company obtained, mine dumps created before the enactment of the Mineral and Petroleum Resources Development Act (“MPRDA”) fall outside the ambit of this royalty and consequently the Company does not pay any royalty on any dumps created prior to the MPRDA. Introduction of further revenue based royalties or any adverse future tax reforms could have an adverse effect on our business, operating results and financial condition.

An amendment to the MPRDA was proposed in 2016. The enactment of the amendment bill to the MPRDA in its currently proposed form may have a fundamental impact on the Group's estimated environmental provisions due to the inclusion of historic and old mine dumps in the definition of “residue stockpiles” which creates certain rehabilitation obligations for the discarded mines to which they pertain as well as the extension of the liability for rehabilitation beyond the issuance of a closure certificate and the requirement to maintain financial provision for closed sites for a period of 20 years after a site is closed.

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

The Minister of Mineral Resources revealed the Reviewed Broad Based Black-Economic Empowerment Charter for the South
African Mining and Minerals Industry, 2016 (“Mining Charter 3”). Mining Charter 3 was gazetted by the DMR on 15 June 2017.

·  It introduces a number of new definitions, terms and targets, the salient points of which are as follows:
In respect of the Ownership element, a minimum 30% BEE for all mining rights -
o 8% employees
o 8% mine communities
o 14% black entrepreneurs
to be paid for with the proceeds of dividends. The unpaid balance after 10 years would be “written off”
·  Right-holders already at 30% not required to apportion
·  Right-holders already at 26% must increase to 30% within 12 months but do not need to apportion
·   30% BEE shareholding must be held in entities or persons which are separate from the right-holder
·  Minimum 50% plus 1 Black Person shareholding for all new prospecting rights; must include voting rights
·  Right holder to pay 1% of annual turnover to the 30% BEE prior to any distribution to its shareholders. The solvency and liquidity provisions of the Companies Act 71, 2008 will apply
·   A holder who claims a Historical BEE Transaction (transaction that achieved 26% prior to 2017 Charter) must top up to 30% within 12 months. Applies even where black person shareholding is no longer 26% due to either a BEE partner exiting or the contract with the BEE partner lapsing or the transfer of shares by the BEE partner to non-BEE persons.

The consequences of Mining Charter 3 will, however, only be truly evident once the likely challenges thereto have been determined by the judiciary through litigation.

The application for a declaratory order in respect of the continuing consequences of black economic empowerment in terms of the original and 2010 Mining Charter has been re-enrolled by the Deputy Judge President of the North Gauteng High Court, Pretoria
for November 9 and 10, 2017.

The Chamber of Mines, on behalf of its members including DRDGOLD, is applying to court to have the charter set aside. The
Minister of Mineral Resources has undertaken not to implement the charter until judgment has been handed down in respect of the application. The case is to be heard on December 13 and 14, 2017 by a full bench of judges in the North Gauteng High Court.

Investors are cautioned that in order to obtain a better understanding of the risks associated with the Mining Charter 3, they should consider the full text of the Mining Charter 3 that can be found at
http://www.notourcharter.co.za/component/jdownlo/ads
.

In its current form, the revised Mining Charter may adversely impact the industry and our business.
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

Climate change is a global problem that requires both a concentrated international response and national efforts to reduce greenhouse gas, or GHG, emissions. The United Nations Framework Convention on Climate Change is the main global response to climate change. The associated Kyoto Protocol is an international agreement that classifies countries by their level of industrialization and commits certain countries to GHG emission reduction targets. Although South Africa is not one of these countries identified, it ranked among the top 20 countries measured by absolute carbon dioxide emissions. During the 2009 Copenhagen climate change negotiations, South Africa voluntarily announced that it would act to reduce domestic GHG emissions by 34% by 2020 and 42% by
2025, subject to the availability of adequate financial, technological and other support. The two main economic policy instruments available for setting a price on carbon and curbing GHG emissions are carbon taxation and emissions trading schemes. In a discussion paper on carbon taxation by the National Treasury of the South African Government released in June 2013 different methods of carbon taxation were discussed. The implementation of these carbon taxes has been postponed pending consideration by the South African
Parliament. Should these taxes be implemented, they might have a direct or indirect cost impact on our operations which could have an adverse effect on our business, operating results and financial condition.

Ring-fencing of unredeemed capital expenditure for South African mining tax purposes could have an adverse effect on the business, operating results and financial condition of our operations.

The Income Tax Act No 58 of 1962, or the ITA, contains certain ring-fencing provisions in section 36 specifically relating to different mines regarding the deduction of certain capital expenditure and the carry over to subsequent years. After the restructuring of the surface operations, effective July 1, 2012, Ergo is treated as one taxpaying operation pursuant to the relevant ring-fencing legislation.
In the event that we are unsuccessful in confirming our position or should the South African Receiver of Revenue have a different interpretation of section 36 of the ITA, it could have an adverse effect on our business, operating results and financial condition.
Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

Labor costs constituted 17% of our production costs for fiscal year 2017 (2016: 18% and 2015: 19%). As of June 30, 2017, our operations provided full-time employment for 850 employees while our main service providers deployed an additional 1,365 employees to our operations, of whom approximately 91% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We are also susceptible to strikes by workers from time to time, which result in disruptions to our mining operations.

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
Labor unrest could affect production.

During August and September 2012, a number of illegal strikes at several mining companies in South Africa and events related to these strikes resulted in 45 people being killed. Between February and June 2014, the platinum industry had a wage strike that lasted for five months. To bring the strike to an end, above inflation wage increases and changes to working conditions were agreed to.

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

While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether such relaxation of controls will continue in the future. For further information see Item 10D. Exchange Controls.

Risks related to ownership of our ordinary shares or ADSs

It may not be possible for you to effect service of legal process, enforce judgments of courts outside of South Africa or bring actions based on securities laws of jurisdictions other than South Africa against us or against members of our board.

Our Company, certain members of our board of directors and executive officers are residents of South Africa. All our assets are located outside the United States and a major portion with respect to the assets of members of our board of directors and executive officers are either wholly or substantially located outside the United States. As a result, it may not be possible for you to effect service of legal process, within the United States or elsewhere including in South Africa, upon most of our directors or officers, including matters arising under United States federal securities laws or applicable United States state securities laws.

Moreover, it may not be possible for you to enforce against us or the members of our board of directors and executive officers’ judgments obtained in courts outside South Africa, including the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States. A foreign judgment is not directly enforceable in South
Africa, but constitutes a cause of action which will be enforced by South African courts provided that:
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

It is the policy of South African courts to award compensation for the loss or damage sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a
South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law.

It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South
Africa must be authenticated for use in South African courts. It may not be possible therefore for an investor to seek to impose liability on us in a South African court arising from a violation of United States federal securities laws.
Dividend withholding tax will reduce the amount of dividends received by beneficial owners.

On April 1, 2012, the South African Government replaced Secondary Tax on Companies (then 10%) with a 15% withholding tax on dividends and other distributions payable to shareholders. The dividend withholding tax rate was increased to 20%, effective from February 22, 2017. The withholding tax reduced the amount of dividends or other distributions received by our shareholders.
Any further increases in such tax will further reduce net dividends received by our shareholders.
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
We are a public limited liability company, incorporated on February 16, 1895, as Durban Roodepoort Deep Limited, and our
shares were listed on the Johannesburg Stock Exchange ("JSE"). On December 3, 2004, the company changed its name from Durban
Roodepoort Deep Limited to DRDGOLD Limited. Our operations have focused on South Africa's West Witwatersrand Basin, which has been a gold producing region for over 120 years.

Our shares and/or related instruments trade on the JSE, New York Stock Exchange, the Marche Libre on the Paris Bourse, the
Over The Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange.
Our registered office and business address is 1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue,
Rosebank, 2196, South Africa. The postal address is P.O. Box 390, Maraisburg, 1700, South Africa. Our telephone number is
(+27 11) 470-2600 and our facsimile number is (+27 86) 524-3061. We are registered under the South African Companies Act 71,
2008 under registration number 1895/000926/06. For our ADSs, the Bank of New York Mellon, at 101 Barclay Street, New York, NY
10286, United States, has been appointed as agent.
All of our operations are conducted in South Africa.

Our operations primarily consist of Ergo. It also includes ERPM (of which we have agreed to sell certain underground assets, subject to government consents not yet obtained) and Crown (which was restructured into Ergo in fiscal year 2012 of which some sites are currently being rehabilitated).
Ergo
Ergo was formed in June 2007. Ergo is the surface tailings retreatment operation consisting of what was historically the
Crown Gold Recoveries Proprietary Limited (Crown), East Rand Proprietary Mines Limited's (ERPM) Cason Dump operation and the ErgoGold business units which are now collectively referred to as Ergo. On July 1, 2012, Ergo acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface operations. Also as part of this restructuring, Ergo acquired DRDGOLD's 35% interest in ErgoGold for R200 million.

The flotation and fine-grind project, commissioned during fiscal year 2014, is designed to improve extraction efficiencies which are derived from the separation of gold contained within the sulfides of the tailings material by subjecting the treated material to a flotation circuit, further regrinding and a leach circuit.

The refurbishment of the remaining five carbon-in-leach tanks was completed during September 2015 at an aggregate cost of
R18.3 million to increase volume capacity by approximately 0.3Mtpm to a total of 2.1Mtpm.

Capital expenditure is mainly financed through operational cash flows while financing for significant growth projects may be obtained through specific financing arrangements if required.

Brakpan/Withok TDF expansion
Ergo has the technology to fine-grind gold-bearing material to achieve recovery efficiencies previously outside the reach of typical metallurgical processing. Although we pump processing material from as far as 60km away, most of our tailings mine residue recovery sites are based in the vicinity of Ergo, including our surface and pipeline infrastructure. This is the key focus of DRDGOLD’s operations. We process approximately 1,8Mt of material through Ergo’s Brakpan plant every month. In order to extend the life of our operation, it is necessary to increase residue tailings deposition capacity at our Brakpan/Withok TDF.
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

ERPM

ERPM, which consists of an underground mine which has been under care and maintenance since fiscal year 2009, and ERPM
Extension 1 and 2 exploration tenements, were acquired on October 10, 2002. Underground mining at ERPM was halted in October
2008. On July 1, 2012, ERPM sold its surface mining assets and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo as part of the restructuring of our surface operations.
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
Crown

Crown was acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares. Crown exploited various surface sources, including sand and slime tailings deposited as part of previous mining operations. On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo as part of the restructuring of our surface operations. Due to the depletion of ore reserves in the western Witwatersrand, we took the decision at the end of fiscal year
2016 that in fiscal year 2017 we would complete the recovery of material from a number of Crown reclamation sites and to close the
Crown plant. This plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations.

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

The success of DRDGOLD’s long-term goal to extract as much gold as possible from its assets depends, to a large extent, on how effectively it continues to manage its capitals. DRDGOLD uses sustainable development to direct its strategic thinking. We seek sustainable benefits in respect to financial, manufactured, natural, social and human capitals, each of which is essential to our operations.
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

Exploration

Exploration activities are focused on the extension of existing ore reserves and identification of new ore reserves both at existing sites and at undeveloped sites. Once a potential site has been identified, exploration is extended and intensified in order to enable clearer definition of the site and the portions with the potential to be mined. Geological techniques are constantly refined to improve the economic viability of exploration and exploitation.

Our Metallurgical Plants and Processes

A detailed review of the metallurgical plants and processes is provided under Item 4D. Property, Plant and Equipment.

Gold Market

The gold market is relatively liquid compared to other commodity markets, with the price of gold quoted in dollars. Physical demand for gold is primarily for manufacturing purposes, and gold is traded on a world-wide basis. Refined gold has a variety of uses, including jewelry, electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value (due to the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crises).
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

The average gold spot price increased by 8% from $1,167 per ounce to $1,257 per ounce after having decreased by 5% from
$1,224 per ounce to $1,167 per ounce during the fiscal year 2016 and by 6.0% from $1,296 per ounce to $1,224 per ounce during the fiscal year 2015. The average gold price received by us for fiscal year 2017 was R548,268 per kilogram which was flat compared to the previous year at R546,142 per kilogram.
Looking ahead we believe that the global economic environment, including escalating sovereign and personal levels of debt, economic volatility and the oversupply of foreign currency, will again make gold attractive to investors. The supply of gold has shrunk and is likely to shrink even more due to the significantly reduced capital expenditure and development occurring in the sector. We believe that this, coupled with global economic uncertainty, is likely to provide significant support to the gold price in the long term.

All of our revenue is generated in South Africa. Our total revenue for year ended June 30, 2017 amounted to R2,339.9 million (2016: R2,443.1 million and 2015: R2,105.3 million).

All gold we produce is sold on our behalf by Rand Refinery Proprietary Limited (Rand Refinery) in accordance with a refining agreement entered into in October 2001. The gold bars which we produce consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to Rand Refinery for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. Rand Refinery then usually sells the gold on the same day as delivery, for the London afternoon fixed dollar price, with the dollar proceeds remitted to us within two days. In exchange for this service we pay Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. We currently own 11%
(fiscal year 2016 and 2015: 11%) of Rand Refinery.

Ore Reserves
Ore Reserve estimates in this Annual Report are reported in accordance with the requirements of the SEC’s Industry Guide
7. Accordingly, as of the date of reporting, all ore reserves are planned to be mined out under the life of mine plan within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of this report, all ore reserves are covered by required permits and governmental approvals. See Item 4D. Property, Plant and
Equipment for a description of the rights in relation to each mine.
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
Our Ore Reserves figures are estimates, which may not reflect actual ore reserves or future production. These figures are prepared in accordance with industry practice, converting mineral deposits to an Ore Reserve through the preparation of a mining plan.
The Ore Reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on statistical inferences. Ore reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, ore reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization.

Our Ore Reserves are prepared using three year average rand gold prices. We prepare business plans using the forecast rand gold price at the time of the ore reserve determination.
Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.
2017 2016 2015
Three-year
average
Prevailing
gold price
Three-year
average
Prevailing
gold price
Three-year
average
Prevailing gold
price
Reserve gold price –$/oz 1,216 1,280 1,228 1,293 1,385 1,184
Reserve gold price –R/kg 514,785 565,000 475,268 591,697 443,608 453,276
Exchange rate –R/$ 13.17 13.73 12.03 14.23 10.10 11.91

Our Ore Reserves (imperial) increased from 1.84 million ounces at June 30, 2016, to 2.99 million ounces at June 30, 2017, mainly because of a drilling program and pre-feasibility study (“PFS”) that commenced during September 2016 aimed at re-
evaluating our surface gold tailings. The increase was offset by depletion through ongoing mining activities and other survey adjustments. The life of mine for Ergo based on proven and probable ore reserves under Industry Guide 7 of the SEC as at June 30,
2017, was 12 years and the life of mine as at June 30, 2016, 7 years. The difference between the life of mine as described above versus the life of mine contemplated in Note 7 of Item 18 Financial Statements is due to differences in prevailing mineral reporting regulation in the different jurisdictions within which we report.

DRDGOLD's Ore Reserves as of June 30, 2017 and 2016 are set forth in the tables below.

Ore Reserves: Imperial
At June 30, 2017
At June 30, 2016
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
Tons
Grade
Gold
Content
(mill)
(oz/ton)
('000 ozs)
(mill)
(oz/ton) ('000 ozs)
(mill)
(oz/ton) ('000 ozs) (mill) (oz/ton)
('000
ozs)
Ergo
1
Surface .............................................................
99.691
0.01
881 230.136
0.01
2,110
140.780
0.01
1,262 47.632
0.01
578
Total
2

...................................................................
99.691
0.01
881 230.136
0.01
2,110
140.780
0.01
1,262 47.632
0.01
578
Ore Reserves: Metric
At June 30, 2017
At June 30, 2016
Proven Ore Reserves
Probable Ore Reserves
Proven Ore Reserves
Probable Ore Reserves
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
Tonnes
Grade
Gold
Content
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
(mill)
(g/tonne)
(tonnes)
Ergo
1
Surface ..............................................................
90.44
0.303
27.414
208.78
0.314
65.621 127.716
0.31
39.246
43.212
0.42
17.989
Total
2

...................................................................
90.44
0.303
27.414
208.78
0.314
65.621 127.716
0.31
39.246
43.212
0.42
17.989
1
The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of tons delivered to the mill.

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to an extent to the fluctuation of the rand gold price. If we had used different rand gold prices than the three-year average prices at the time of ore reserve determination, as of June 30, 2017 and 2016 respectively, we would not have had significantly different ore reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different rand gold prices as detailed below, our Ore
Reserves as of June 30, 2017 and 2016 would be as follows:

Year ended June 30, 2017
Three-year
average gold
price
Prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram
514,785
565,000
508,500
621,500
Dollar gold price per ounce
1,216
1,280
1,152
1,408
Ore Reserves (million ounces)
3.0
3.0
2.9
3.0

Year ended June 30, 2016
Three-year
average gold
price
Prevailing
price
10% Below
prevailing
price
10% Above
prevailing
price
Rand gold price per kilogram
475,268
591,697
532,527
650,867
Dollar gold price per ounce
1,228
1,293
1,164
1,423
Ore Reserves (million ounces)
1.8
1.8
1.8
1.8

The approximate mining recovery factors for the 2017 ore reserves shown in the above table are as follows:
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Ergo .........................
95
47.4
The approximate mining recovery factors for the 2016 ore reserves shown in the above table are as follows:
Mine Call Factor
(%)
Metallurgical and
recovery factor
(%)
Ergo .........................
95
42.8

The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2017 and 2016, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.
Proven
Reserves
Probable
Reserves
Ergo ........................................................................................................................
328 ft. by 328 ft.
328 ft. by 328 ft.
The pay-limit grades based on the three year average dollar price for gold amounting to R514,785 and costs used to determine reserves as of June 30, 2017, are as follows
Pay-limit grade (g/t)
Costs used to determine pay-
limit grade (R/t)
Ergo .........................................................................................
0.284
65.95
The pay-limit grades based on the three year average dollar price for gold amounting to R475,268 and costs used to determine reserves as of June 30, 2016, are as follows:
Pay-limit grade
(g/t)
Costs used to
determine pay-
limit grade (R/t)
Ergo .......................................................................
0.26
60.08

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

Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002

Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRDA. In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and a social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRDA on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRDA mining rights are not perpetual, but endure for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to five years, with one further period of renewal of three years. Applications for conversion of our old order rights were submitted to the DMR within the requisite time periods. As at September 30, 2017, all of our old order mining rights have been converted into new order rights under the terms of the MPRDA.
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

During June 2014 the Minister of Mineral Resources asked the State President to delay signing the Bill until after its potential impact on the industry is further investigated. No further developments occurred during the year ended June 30, 2017.
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

The Minister of Mineral Resources revealed the Reviewed Broad Based Black-Economic Empowerment Charter for the South
African Mining and Minerals Industry, 2016 (“Mining Charter 3”). Mining Charter 3 was gazetted by the DMR on 15 June 2017.

It introduces a number of new definitions, terms and targets, the salient points of which are as follows:
·  In respect of the Ownership element, a minimum 30% BEE for all mining rights -
o 8% employees
o 8% mine communities
o 14% black entrepreneurs
to be paid for with the proceeds of dividends. The unpaid balance after 10 years would be “written off”
·  Right-holders already at 30% not required to apportion
·  Right-holders already at 26% must increase to 30% within 12 months but do not need to apportion
·  30% BEE shareholding must be held in entities or persons which are separate from the right-holder
·   Minimum 50% plus 1 Black Person shareholding for all new prospecting rights; must include voting rights
·  Right holder to pay 1% of annual turnover to the 30% BEE prior to any distribution to its shareholders. The solvency and liquidity provisions of the Companies Act 71, 2008 will apply
·  A holder who claims a Historical BEE Transaction (transaction that achieved 26% prior to 2017 Charter) must top up to 30% within 12 months. Applies even where black person shareholding is no longer 26% due to either a BEE partner exiting or the contract with the BEE partner lapsing or the transfer of shares by the BEE partner to non-BEE persons.

The consequences of Mining Charter 3 will, however, only be truly evident once the likely challenges thereto have been determined by the judiciary through litigation.

The application for a declaratory order in respect of the continuing consequences of black economic empowerment in terms of the original and 2010 Mining Charter has been re-enrolled by the Deputy Judge President of the North Gauteng High Court, Pretoria
for November 9 and 10, 2017. The Chamber of Mines, on behalf of its members including DRDGOLD, is applying to court to have the charter set aside. The Minister of Mineral Resources has undertaken not to implement the charter until judgment has been handed down in respect of the application. The case is to be heard on December 13 and 14, 2017 by a full bench of judges in the North Gauteng
High Court.
Investors are cautioned that in order to obtain a better understanding of the risks associated with the Mining Charter 3, they should consider the full text of the Mining Charter 3 that can be found at
http://www.notourcharter.co.za/component/jdownlo/ads
. In
its current form, the revised Mining Charter 3 may adversely impact the industry and our business.

Mine Health and Safety Regulation

The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in
January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and, to this end, imposes various duties on us at our mines and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. The 2009 amendments to the Act dealt with inter alia the stoppage of production and increase punitive measures including increased financial fines and legal liability of mine management. Some of the more important new provisions in the 2009 amendment bill are the insertion of a new section
50(7A) that obliges an inspector to impose a prohibition on the further functioning of a site where a person’s death, serious injury or illness to a person or a health threatening occurrence has occurred; a new section 86A(1) creating a new offence for any person who contravenes or fails to comply with the provisions of the Mine Health and Safety Act thereby causing a person’s death or serious injury or illness to a person. Subsection (3) further provides that (a) the “fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission”; and that (b) “the defense of ignorance or mistake by any person accused cannot be permitted”; or that (c) “the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted”; a new section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned;
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
In fiscal year 2017, we contributed approximately R3.6 million under the COID (2016: R3.4 million and 2015: R4.6 million) Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

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

An amendment to the MPRDA was proposed on March 6, 2014 .The enactment of the amendment bill to the MPRDA in its currently proposed form may have a fundamental impact on the Group's estimated environmental provisions due to the inclusion of historic and old mine dumps in the definition of “residue stockpiles” which creates certain rehabilitation obligations for the discarded mines to which they pertain as well as the extension of the liability for rehabilitation beyond the issuance of a closure certificate and the requirement to maintain financial provision for closed sites for a period of 20 years after a site is closed.

Financial Provision for Rehabilitation

We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We fund these environmental rehabilitation costs by irrevocable contributions to environmental trust funds that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30,
2017, we held a total of R110.5 million (2016: R103.0 million) in trust, the balance held in each fund being R100.6 million (2016:
R93.8 million) for Ergo and R9.9 million (2016: R9.2 million) for ERPM. Trustee meetings are held as required and quarterly reports on the financial status of the funds, are submitted to our board of directors. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the operational life of mine, the MPRDA assumes a fully compliant fund at any given time. Insurance instruments may also be utilized to make up the shortfall in available cash funds subject to the DMR’s consent. The Company has subsequently made use of approved insurance products for a portion of its rehabilitation liabilities. As of June 30, 2017, we held a total of R117.2 million (2016: R108.3 million) in funds held in insurance instruments. As at June 30, 2017 guarantees amounting to R427.3 million (2016: R427.2 million) were issued to the DMR.

The net present value of the aggregate group provision for environmental rehabilitation was R531.7 million at June 30, 2017, compared to R538.5 million at June 30, 2016. This has been included in the provision for environmental rehabilitation amounting to
R531.7 million (2016: R522.9 million) as well as in assets and liabilities classified as held for sale amounting to nil (2016: R15.6 million) in our financial statements as at June 30, 2017.

New Financial Provisioning Regulations (“FPR”) were promulgated on November 20, 2015 under the National Environmental
Management Act, 107 of 1998 (“NEMA”). Under these FRPs to be implemented by the DMR, existing environmental rehabilitation trust funds, of which DRDGOLD has R110.5 million, may be used only for post closure activities and may no longer be utilized for their intended purpose of concurrent and final rehabilitation on closure. As a result, new provisions will have to be made for these activities.

Proposed amendments to the FRPs were published for public comment on September 9, 2016 to address some challenges relating to the implementation thereof. DRDGOLD will continue to pursue possible solutions pertaining to these challenges.

4C. ORGANIZATIONAL STRUCTURE

The following chart shows our principal subsidiaries as of September 30, 2017. All of our subsidiaries are incorporated in
South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries.
4D. PROPERTY, PLANT AND EQUIPMENT

DRDGOLD OPERATIONS
SEPTEMBER 30, 2017

Description of Significant Subsidiaries' Properties and Mining Operations

Ergo

Overview

We own 100% of EMO, which in turn owns 100% of Ergo. Ergo is a surface tailings retreatment operation operating across central and east Johannesburg. In order to improve synergies, effect cost savings and establish a simpler group structure, DRDGOLD restructured the Group’s surface operations (Crown, ERPM’s Cason Dump surface operation and ErgoGold) into Ergo with effect from July 1, 2012. ERPM’s Cason Dump surface tailings retreatment operation was depleted in the first half of fiscal year 2015. At
June 30, 2017, DRDGOLD employed 850 full-time employees. In addition, specialist service providers deployed a further 1,365 employees to our operations bringing the total number of in-house and outsourced employees to 2,215.

Properties

The Ergo plant is located approximately 43 miles (70 kilometers) east of the Johannesburg’s central business district in the province of Gauteng on land owned by Ergo. Access to the Ergo plant is via the Ergo Road on the N17 Johannesburg-Springs motorway.
As of June 30, 2017, and September 2017, no encumbrances exist on Ergo's property.

The Crown operation is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations, City
Deep, Crown Mines and Knights. The entire mining footprint consists of the mining rights of City Deep, Consolidated Main Reef &
Estates, Crown Mines (“3Cs”) and Knights. Crown’s mining rights have been converted to new order rights under the MPRDA and the mining rights in respect of the 3Cs and Knights were registered at the Mineral and Petroleum Titles Registration Office in January
2014. Following the restructuring of the company into a single surface retreatment business unit, these mining rights were transferred to Ergo in March 2014.

The Crown Mines operation is located on the West Wits line within the Central Goldfield of the Witwatersrand Basin, approximately 6 miles (10 kilometers) west of the Johannesburg central business district in the province of Gauteng. Access is via
Xavier Road on the M1 Johannesburg-Kimberley-Bloemfontein highway. However, over a period of more than 30 years our ore reserves in the western Witwatersrand had become depleted. We therefore took a decision at the end of fiscal year 2016 that in fiscal year 2017 we would complete the recovery of material from a number of Crown reclamation sites and to close the Crown plant. This plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations. By the end of fiscal year 2017, most of the Crown sites had been cleared and substantial progress had been made on the rehabilitation of the Crown plant site, which is expected to be completed by the end of the 2017 calendar year.

The City Deep operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately 3 miles (5 kilometers) south-east of the Johannesburg central business district in the province of Gauteng. Access is via the Heidelberg Road on the M2 Johannesburg-Germiston motorway. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants.
The Knights operation is located at Stanley and Knights Road Germiston off the R29 Main Reef Road. The Knights plant continues to operate as a metallurgical plant.

History of Ergo
2005
Anglo American Corporation commissioned the Ergo plant in Brakpan in 1977. The operation became part of
AngloGold Ashanti in 1998 and was closed by that company in 2005.
2007
Ergo was founded by EMO (owned by DRDGOLD at the time) and Mintails SA as a joint venture.
On August 6, 2007, the joint venture parties entered into an agreement with AngloGold Ashanti - pursuant to which it acquired the remaining assets of the Ergo plant for a consideration of R42.8 million.
Additional agreements were concluded with AngloGold Ashanti on November 14, 2007 for the acquisition by Ergo of additional tailings properties and the Brakpan/Withok TDF for a consideration of R45.0 million.
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
1982 First plant commissioned at Crown Mines to processed surface material.
1986 Second plant commissioned at City Deep to processed surface material.
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
2017 Crown plant ceased all operations in March 2017 and final rehabilitation of the site commenced.

Mining and Processing
Ergo undertakes the retreatment of surface tailings.
Material processed by Ergo is sourced from primary surface sources namely, sand and slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period the material was deposited. Archive material is a secondary source of gold bearing material. This material is generally made up of old gold metallurgical plant sites.
Our two gold producing metallurgical plants, Ergo and Knights have an installed capacity to treat approximately 25 million tons of material per year based on 92% availability and are fully operational. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants. The Crown plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations.
In addition, Ergo’s assets include: access to tailings deposited across the western, central and eastern Witwatersrand; a 50km pipeline; and tailings deposition facilities including the significant Brakpan/Withok TDF.

The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns also known as hydraulic reclamation. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills as well as floatation and fine grind, or FFG, and Carbon-in-Leach, or CIL, technology to extract the gold.
Set forth below is a description of each of our plants:
Ergo Plant: Commissioned by Anglo American Corporation in 1977, became part of AngloGold Ashanti in 1998 from which it was acquired for a consideration of R42.8 million in 2007. The remaining five CIL tanks were refurbished during fiscal year
2015 to increase capacity to treat up to 25.2Mt per year. The Ergo FFG project is designed to assist in liberating the gold particles currently encapsulated in the sulphides and to achieve a targeted improvement in gold recovery efficiencies of between 16% and 20%. This circuit commenced a three month test phase during August 2014 after it was temporarily suspended in April 2014 following a decline in metallurgical efficiencies. By February 2015 the FFG was returned to full
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

Crown Plant: Commissioned in 1982, this surface/underground plant comprises a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré. In June 2012, the gold extraction portion of the Crown plant was discontinued. It continued to screen, mill and thicken material before being pumped to the Ergo plant for the final extraction of gold up to March 2017 when all operations were ceased at this plant. The rehabilitation of the Crown plant site is expected to be completed by the end of calendar year 2017.
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
As of June 30, 2017, the net book value of Ergo’s mining assets was R1,484.0 million (2016: R1,586.8 million).

Capital Expenditure
During fiscal year 2017, capital expenditure increased primarily as a result of R31.9 million spent on bringing the 4L37 site on line, being one of three new reclamation sites that were commissioned during fiscal year 2017 to replace the various Crown sites that were closed, as well as R29.5 million on the Centralised Water Facility to reduce the use of potable water and reduce the associated cost of water. The balance was spent on various other smaller items.
Currently there are no material plans to construct or further expand facilities other than optimising and maintaining existing facilities.
Capital expenditure is financed through operational cash flows while financing for significant growth projects may be obtained through specific financing arrangements if required. For a summary of capital expenditure, see Item 5A. Operating Results.

Exploration and Development
Exploration and development activity at Ergo involves the drilling of surface dumps and evaluating the potential gold bearing surface material.
Environmental and Closure Aspects

Municipal infrastructure as well as commercial and residential developments have encroached towards the Ergo operation.
The major environmental risks are associated with dust from various reclamation sites, and effective management of relocated process material on certain tailings dams. The impact of windblown dust on the surrounding environment and community is addressed through a scientific monitoring and evaluation process, with active input from Professor H. Annagran from the Cape Peninsula University of
Technology and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants, which are audited annually. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in Ergo’s metallurgical plants. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Ergo has an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams)
are maintained at levels that are sensitive to the capacity of return water dams.

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

Environmental management and compliance is further assisted by the in–house developed electronic monitoring system
(Compliance Management Tool) that incorporates all existing Environmental Impact Assessments (“EIAs”), EMPs, Mining Right
Conversions, Performance Assessments and Social and Labor Plans (“SLPs”) associated with each mining right. The existing and most recent studies are used to supplement the management components with regards to the mining right boundaries and its required compliance parameters. The individual management items are integrated to provide a holistic overview of the state of each of the mining right areas. Spatial data pertaining to the mining right boundaries is stored onto a central database and is utilized to create a live map which illustrates the mining right area and various environmental monitoring systems. This map depicts the mining right boundaries, roads, rails, mine dumps, plants, rivers, pipeline routes, servitudes, way leaves, municipal services and other spatial data relevant to our mining operations.

While the ultimate amount of rehabilitation costs to be incurred is uncertain, we have estimated that the total cost for Ergo, in current monetary terms as at June 30, 2017 is approximately R531.7 million. As at June 30, 2017, a total of R110.5 million is held in the
Crown Rehabilitation Trust Fund which is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa. In addition, a total of R48.9 million is held in insurance instruments.

Ore Reserves

As at June 30, 2017, our Proven and Probable Ore Reserves of Ergo was 3.0 million ounces. As at June 30, 2016 Proven and
Probable Ore Reserves was 1.8 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore
Reserve calculations for accuracy. For Ergo, Mr. Gary Viljoen is the designated competent person in terms of the SAMREC Code responsible for the compilation and reporting of ore reserves. Ore reserves were independently reviewed by Red Bush Geoservices
Proprietary Limited (Red Bush) for compliance with the SAMREC Code, the National Instrument 43-101 and the United States
Securities and Exchange Commission (SEC) Industry Guide 7.

Production
In fiscal year 2017, production decreased from 143,457 ounces to 137,114 ounces mainly due to a 5% decline in the average yield from 0.180g/t to 0.171g/t. The lower average yield was mainly a consequence of a bigger than expected knock-on effect of treating the material from the Crown sites that were closed. This was due to this reclaimed material requiring high volumes of water to treat. As a result, the treatment system contained more water than material, leading to lower densities and with no capacity for augmentation with material from our other operating sites. Volume throughput for the year remained flat at 24,958,000 tonnes compared to 24,842,000 tonnes in fiscal year 2016.

Cash operating costs in fiscal year 2017 was up $164 per ounce from $958 in fiscal year 2016 to $1,122 per ounce mainly due to the decline in the average yield.

The following table details the production results of the Group (consisting mainly of the production results of Ergo) for the past fiscal year:
2017 2016 2015
Production (imperial)
Ore milled ('000 tons) ........................................................................................... 24,958 24,842 23,750
Recovered grade (oz/ton) ...................................................................................... 0,005 0,005 0,006
Gold produced (ounces) ........................................................................................ 137,114 143,457 150,145
Results of Operations
Revenue (R million) ............................................................................................ 2,339.9 2,433.1 2,105.3
Cash operating cost (R million)
(1)
......................................................................
2,087.9 1,991.2 1,741.6
Cash operating costs (R/kilogram)
(1)
..................................................................
489,549 446,153 372,932
All-in sustaining costs (R/kilogram)
(1)
............................................................... 530,930 499,425 411,548
All-in cost (R/kilogram)
(1)
...................................................................................
552,243 512,353 422,095
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

ERPM
Overview

As at June 30, 2017 we own 100% of ERPM, which is consolidated as a subsidiary, through our 100% holding in EMO.
ERPM consists of an underground section that was halted in October 2008. At June 30, 2017, ERPM had no employees. The financial results and assets and liabilities of these halted underground operations are included in ‘Corporate office and other reconciling items’
in the financial statements for segmental reporting purposes for all three years presented.

On July 24, 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcott Capital, for the disposal of certain of the underground mining and prospecting rights held by
ERPM including the related liabilities. All regulatory approvals required for this disposal have now been obtained, with the exception of the approval required under Section 11 of the Mineral and Petroleum Resource Development Act as a result of circumstances beyond our control.

DRDGOLD and the purchaser concluded the restructure of the payment terms requested by the purchaser during fiscal year
2017. Management has taken timely action and remains confident that this last outstanding regulatory approval will be obtained.

Property
ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg on land owned by ERPM. Access is via Jet Park Road on the N12 Boksburg-Benoni highway. Historically underground mining and recovery operations comprised relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, was conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities. Until underground mining was halted in October 2008, the mine exploited the conglomeratic
South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area. ERPM operates under mining license ML5/1997 in respect of statutory mining and mineral rights. As of June 30, 2017, and September 30, 2017, no encumbrances exist on ERPM's property.
At June 30, 2017, the net book value of ERPM’s mining assets was zero due to the transfer of ERPM’s related surface mining assets to Ergo as part of the restructuring which took place on July 1, 2012.
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
2005
Central Shaft placed on care and maintenance. On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African operations. On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a
15% interest in a newly created vehicle, EMO, which includes 100% of ERPM, Crown and Blyvoor. As a result, we owned an 85% interest in EMO.
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
2013
On July 1, 2012, ERPM sold all its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in
ErgoGold to Ergo in exchange for shares in Ergo.
2014
During July 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcott Capital for the disposal of certain of the underground mining and prospecting rights held by ERPM including the related environmental liabilities. This agreement is subject to a number of suspensive conditions including regulatory consent and permission which had not been fulfilled at the date of this report.
ERPM Extension 2 prospecting right was renewed.
2015
Ministerial consent in terms of section 11(2) of the MPRDA to cede the converted mining rights of ERPM’s surface operations to Ergo was obtained and in August 2015 the converted mining rights were registered.
2017
Management concluded the restructure of payment terms in support of the timely conclusion of the disposal of certain underground assets

Mining and Processing

ERPM is under care and maintenance and did not produce any gold since fiscal year 2009.
Exploration and Development

ERPM has a prospecting right covering an area of 1,252ha (3,094 acres) of the adjacent Sallies mine, referred to as ERPM
Extension 1. The regional geology of the area indicates that there will be a strike change due to faulting associated with an East-West trending sinistral tear fault. In order to confirm the anticipated change in the geological structure and hence payshoot orientation, it is envisaged that prospecting would take place through development situated 50m in the footwall. Owing to high induced stress experienced at depth, there will be concurrent over-stoping (that is stoping taking place concurrently with development) on the reef plane for safety reasons. Prior to this prospecting right in respect of ERPM Ext. 1 lapsing, an application for a mining right in respect of the same prospecting footprint was made in terms of the provisions of the MPRDA. The said mining right was approved and granted and the registration thereof took place in March 2012. The mining right will expire in January 2042.

An additional application to extend ERPM’s existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR in fiscal year 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres). This prospecting right was initially granted for a period of 4 years and expired in March 2011. An application for renewal thereof was made in terms of the provisions of the MPRDA. The renewal of the prospecting right was initially refused by the DMR, but after an appeal was lodged with the Legal
Services Directorate of the DMR, the renewal of the prospecting right was granted in November 2014. These rights, ERPM Ext 1 and
ERPM Ext 2, both form part of the sale assets of the transaction with Walcott Capital.

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
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that as at June
30, 2017 the present discounted value of the total cost of rehabilitation for ERPM is approximately R16.8 million. A total of R9.9 million in the ERPM Rehabilitation Trust Fund and R68.2 million in insurance instruments is available for the settlement of these rehabilitation costs. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ongoing Legal Proceedings

Ekurhuleni Metropolitan Municipality Electricity Tariff Dispute – Main Application
In December 2014, an application (in the South Gauteng High Court, Johannesburg) was filed and served on inter alia the
Ekurhuleni Metropolitan Municipality (“Municipality”) and Eskom Holdings SOC Limited in terms of which Ergo contends, among other things, that the Municipality does not “supply” electricity to Ergo from a “supply main” as contemplated in the Municipality’s
Electricity By-Laws of 2002 (“Main Application”), for the following reasons:
·  The Municipality is not licensed to supply electricity to Ergo ito the Municipality’s Temporary Distribution Licence.
·  The Municipality is not entitled to render tax invoices to Ergo for supply and consumption of electricity from the substation.
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

The hearing in respect of the Main Application has been set down for hearing on December 5, 2018.
Subsequent to December 2014 up to June 30, 2017, the Municipality has invoiced Ergo for approximately R91.8 million in surcharges of which R86.1 million has been paid into an attorney’s trust account at June 30, 2017 pending the final determination of the Main Application.
Ekurhuleni Metropolitan Municipality Electricity Tariff Dispute – Urgent Application
Subsequent to ERGO electing to pay the surcharge levied by the Municipality into the trust account of its attorneys, the
Municipality, on May 25, 2015 threatened to terminate the electricity supply at the Substation in terms of the provisions of the By-
Laws described above. The Municipality was, furthermore, contending that ERGO was allegedly in arrears of its account and was seeking to employ its debt collection and credit control measures in relation the alleged arrears. ERGO proceeded to launch an urgent application at the South Gauteng High Court, Johannesburg, to interdict the Municipality from terminating the electricity supply at the
Substation. On May 03, 2016, the Court found in favour of ERGO and interdicted and prohibited the Municipality from terminating or otherwise interfering with the supply of electricity at the Substation. The Municipality subsequently, and ultimately, petitioned the
Supreme Court of Appeal (“SCA”) for leave to appeal against the judgment. The appeal hearing was heard by the full bench of the
South Gauteng High Court, Johannesburg on June 20 and 21, 2017. Judgment in respect thereof was handed down on August 29, 2017 and the full bench found in favour of the Municipality. ERGO filed its petition for leave to appeal to the SCA on September 26, 2017.

Silicosis Litigation
In January 2013, DRDGOLD, ERPM (“DRDGOLD Respondents”) and 23 other mining companies (“Other Respondents”)
(collectively referred to as "Respondents") were served with a court application issued in the High Court of South Africa (“Court")
for a class certification (“Certification Application”) on behalf of former mineworkers and dependants of deceased mineworkers
(“Applicants”). In the application the Applicants allege that the Respondents conducted underground mining operations in a negligent and complicit manner causing the former mineworkers to contract occupational lung diseases. The Applicants have as yet not quantified the amounts which they are demanding from the Respondents in damages.
On May 13, 2016, the Court granted an order for, inter alia (1) certification of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases (or the dependants of mineworkers who died of those diseases); and (2) that the common law be developed to provide that in instances where a claimant claiming general damages passed away, the claim for general damages will be transmitted to the estate of the deceased claimant.
The DRDGOLD Respondents served a notice of appeal against the aforementioned findings on July 22, 2016, and 27
September 2016 respectively. The appeal has been set down for hearing from March 19 to 13, 2018.
The Respondent companies formed a Working Group consisting of representatives from each company to consider and discuss issues pertaining to the action.
DRDGOLD withdrew from the Working Group in January 2016. The remaining members of the Working Group have since indicated that they would be seeking a possible settlement of the class action and have all raised an accounting provisions at
30 June 2017 due to progress made by the Working Group towards settlement of the claims.
DRDGOLD took the view that it is too early to consider settlement of the matter, mainly for the following reasons:
• the Applicants have as yet not issued and served a summons (claim) in the matter;
• there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents;
• many principles upon which legal responsibility is founded, are required to be substantially developed by the trial court
(and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants.
In light of the above there is inadequate information to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.
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

Since February 2016, the account statements issued by the Municipality reflected that all rates and taxes and interest thereon had been written off and the balance owing by ERPM was reduced to zero. The statements issued by the Municipality up to the date of this report continue to reflect a zero balance. As a result, the accrual was reversed during fiscal year 2016.
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
5A. OPERATING RESULTS

Business overview
We are a South African gold mining company engaged in surface gold tailings retreatment, including exploration, extraction, processing and smelting. All our surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, are located in South Africa. Our operating footprint is unique, in that it involves some of the largest concentration of gold tailings deposits in the world, situated within the city boundaries of Johannesburg and its suburbs.

The success of DRDGOLD’s long-term goal to extract as much gold as possible from its assets depends, to a large extent, on how effectively it continues to manage its resources.

DRDGOLD’s strategic thinking is informed by principles of sustainable development. Our goal is to optimally exploit our entire resource over the long term, thereby seeking sustainable benefits in respect to the following capitals, each of which is essential to our operation – financial, manufactured, natural, human and social capital.

We also aim to align and overlap the interests of each of these capitals in such a manner that an investment in any one translates into value-add in as many of the others as possible. We therefore seek to achieve an enduring and harmonious alignment between them, and we pursue these criteria in the feasibility analysis of each investment.
The decrease in profit in fiscal year 2017 was largely due to a 4% decrease in gold produced. The average rand gold price received remained flat at R548 268. The lower gold production was due to a lower average yield as the throughput volumes were consistent with fiscal year 2016. The profit for fiscal year 2017 also includes a profit on disposal of property, plant and equipment of
R12.9 million and a net income tax credit of R50.4 million which mainly consist of a deferred tax rate adjustment of R37.5 million.

The profit in fiscal year 2016 was largely due to a 21% increase in the average rand gold price received which rose to R546,142 per kilogram despite a 4% decrease in gold produced. It also includes a reversal of an accrual of R22.7 million and a profit on disposal of property, plant and equipment of R10.5 million.

The profit in fiscal year 2015 was largely due to a 4% increase in the average rand gold price received which rose to R451,297 per kilogram and an 13% increase in gold produced. It also includes a fair value adjustment on available-for-sale investments reclassified to profit or loss of R19.9 million and a profit on disposal of equity accounted investment of R5.9 million.
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
The following table indicates data relating to the dollar gold spot prices for the 2017, 2016 and 2015 fiscal years:
2017 fiscal year 2016 fiscal year % change
Closing gold spot price on June 30, ............................. $1,241 per ounce $1,322 per ounce (6%)
Lowest gold spot price during the fiscal year .............. $1,128 per ounce $1,051 per ounce 7%
Highest gold spot price during the fiscal year .............. $1,366 per ounce $1,324 per ounce 3%
Average gold spot price for the fiscal year .................. $1,257 per ounce $1,167 per ounce 8%
2016 fiscal year 2015 fiscal year % change
Closing gold spot price on June 30, ............................. $1,322 per ounce $1,172 per ounce 13%
Lowest gold spot price during the fiscal year .............. $1,051 per ounce $1,141 per ounce (8%)
Highest gold spot price during the fiscal year .............. $1,324 per ounce $1,338 per ounce (1%)
Average gold spot price for the fiscal year .................. $1,167 per ounce $1,224 per ounce (5%)
2015 fiscal year 2014 fiscal year % change
Closing gold spot price on June 30, $1,172 per ounce $1,315 per ounce (11%)
Lowest gold spot price during the fiscal year $1,141 per ounce $1,192 per ounce (4%)
Highest gold spot price during the fiscal year $1,338 per ounce $1,426 per ounce (6%)
Average gold spot price for the fiscal year $1,224 per ounce $1,296 per ounce (6%)
Our production has been sourced from South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in rand (based on average spot prices for the year) increased from
R13,989 per ounce in 2015 to R16,939 per ounce in 2016, a 21% increase from fiscal year 2015 and to R17,094 per ounce in 2017, a 1% increase from fiscal year 2016.

An increase/(decrease) of 10% in the rand gold price throughout fiscal year 2017 would have increased/(decreased) revenue by approximately R234.0 million (2016: R243.3 million).
Gold production
In fiscal year 2017, gold produced decreased to 137,114 ounces (produced from 25.0 million tonnes milled at an average yield of 0.171g/t) from 143,457 ounces in fiscal year 2016 (produced from 24.8 million tonnes milled at an average yield of
0.180g/t). The decrease in total gold produced is mainly due to the lower average yield achieved. The decrease in yield was due to the reclaimed material from the Crown sites in the western Witwatersrand that were closed that required higher volumes of water to treat. As a result, the treatment system contained more water than material, leading to lower densities and with no capacity for augmentation with material from our other operating sites.
In fiscal year 2016, gold produced decreased to 143,457 ounces (produced from 24.8 million tonnes milled at an average yield of 0.180g/t) from 150,145 ounces in fiscal year 2015 (produced from 23.8 million tonnes milled at an average yield of
0.197g/t). The decrease in total gold produced was mainly due to the lower average yield achieved which was a consequence of various factors:
• depletion of higher grade JCC dump sand material and of Cason dump material;
• lower grade slimes material from clean-up operations and from the 4A6 and 5A9 dumps; and
• the decrease in grade of material from the Elsburg reclamation site.

Cash operating costs

Cash operating costs is a
non-IFRS financial measure of performance that is
reported to the group’s chief operating decision
maker (CODM) and
is used to monitor performance
– refer to Item 18. ‘‘Financial Statements - Note 19 – Operating Segments”. For a
reconciliation of this measure see Item 5A.: “Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-
in costs per kilogram.”.

Cash operating costs which include consumables, labor, specialized service providers, electricity and other related costs incurred in the production of gold. Consumables, water and electricity, labor, specialized service providers and other costs are the largest components of cash operating costs. The breakdown of cash operating costs into these costs are described in Item 5A.:
“Comparison of financial performance for the fiscal year ended June 30, 2017 with fiscal year ended June 30, 2016”

General economic factors
All our operations are located in South Africa. We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations
For the fiscal years 2017, 2016 and 2015, all of our revenues were generated from South African operations, all of our operating costs were denominated in rand and we derived all of our revenues in dollars before being translated to rands. As the price of gold is denominated in dollars which is then translated into rands, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability.

In fiscal year 2017 the increase in the average Dollar gold price approximated to the strengthening of the rand against the dollar. This resulted in a flat Rand gold price received in fiscal year 2017 compared to fiscal year 2016. In fiscal year 2016 and 2015 the decrease in the average Dollar gold price was outweighed by the weakening of the rand against the dollar. This resulted in an increase in the Rand gold price received of 21% in fiscal year 2016 and 3% in fiscal year 2015.

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

Effect of inflation and exchange rates
In the past, our operations have been materially adversely affected by inflation. If there is a significant increase in inflation in South Africa, our costs will increase and if such a cost increase is not offset by an increase in the rand price of gold, this will negatively affect our operating results.

The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the
table below:

Fiscal year ended
Year ended June 30,
2017
(%)
2016
(%)
2015
(%)
The average rand/dollar exchange rate (strengthened)/weakened by ...................................... (6) 21 11
CPI (inflation rate) ................................................................................................................... 5.1 6.3 5.2

Recent developments

Clean-up and closure of various Crown sites

Over a period of more than 30 years our resources in the western Witwatersrand had become depleted. We took a decision at the end of the 2016 financial year that the 2017 financial year would see us execute a set of necessary actions as follows:
• complete the recovery of material from a number of legacy reclamation sites and to close the Crown plant – in full and timely compliance with our environmental obligations; and
• commission three new reclamation sites in the center and to the east of the Witwatersrand which – with a fourth to be commissioned by the third quarter of the 2018 financial year – would see us well into the future.

By the end of the 2017 financial year most of the legacy sites had been cleared and substantial progress had been made on the rehabilitation of the Crown plant site, which is expected to be completed by the end of calendar year 2017.

Revised Mineral Reserves

DRDGOLD began a drilling programme and pre-feasibility study (PFS) in September 2016 aimed at re-evaluating its surface gold tailings. The PFS focused on tailings on the East Rand, to the east of the Ergo plant, with the aim of adding these to the Mineral Reserve base. The Group increased its Measured Mineral Resources as measured under the SAMREC code by 56.8%
and our Mineral Reserves by 62.5% after accounting for depletion in the second half of the financial year.
Key financial and operating indicators

The table below presents the key performance measurement data for the past three fiscal years: The financial results for the years ended June 30, 2017, 2016 and 2015 below are stated in accordance with IFRS as issued by the IASB. The table also includes the key performance measures for our business and its profitability, which are revenue, gold production, gold prices, operating costs, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram, capital expenditure (additions to PP&E) and Ore Reserves.
Operating data
Year ended June 30,
2017 2016 2015
Revenue (R'm) ...................................................................................................... 2,339.9 2,433.1 2,105.3
Gold production (ounces) ..................................................................................... 137,114 143,457 150,145
Gold production (kilograms) ................................................................................ 4,265 4,462 4,670
Gold sold (ounces) ................................................................................................ 137,221 143,232 149,984
Gold sold (kilograms) ........................................................................................... 4,268 4,455 4,665
Average spot gold price (R/kilogram) .................................................................. 549,582 544,608 450,813
Average gold price received (R/kilogram) ............................................................ 548,268 546,142 451,297
Cost of sales (R'm) ................................................................................................ 2,307.9 2,236.8 1,946.3
Operating costs (R'm) ........................................................................................... 2,109.3 2,030.2 1,786.9
Cash operating costs (R'm) ................................................................................... 2,087.9 1,991.2 1,741.6
Cash operating costs (R/kilogram)
(1)
.................................................................... 489,549 446,153 372,932
All-in sustaining costs (R/kilogram)
(1)
................................................................. 530,930 499,425 411,548
All-in costs (R/kilogram)
(1)
..................................................................................
552,243 512,353 422,095
Additions to property, plant and equipment (R'm) ............................................... 116.3 100.0 113.3
Ore Reserves (ounces) .......................................................................................... 2,990,000 1,840,000 1,863,000
(1)
Cash operating costs, all-in sustaining costs and all-in costs are non-IFRS financial measures of performance that we use to monitor performance. A reconciliation of these measures to cash operating costs, are included in Item 5A.: “Operating Results - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”

Revenue
Revenue decreased to R2,339.9 million in fiscal year 2017 from R2,433.1 million in fiscal year 2016 mainly due to a 4%
decrease in the gold sold, with gold prices relatively flat.
Revenue increased to R2,433.1 million in fiscal year 2016 from R2,105.3 million in fiscal year 2015 mainly due to a 21%
increase in the average rand gold price received of R546,142 per kilogram despite a 5% decrease in gold sold.

Refer to Item 5A “Operating results: Key drivers of our operating results and principal factors affecting our operating results”
for a discussion regarding the impact of the gold price received and the production levels on revenue.

Ore Reserves
As at June 30, 2017, our Ore Reserves were estimated at 3.0 million ounces, as compared to 1.8 million ounces at
June 30, 2016, representing a 62.5% increase. The increase was mainly because of a drilling program and pre-feasibility study
(“PFS”) that commenced during September 2016 aimed at re-evaluating our surface gold tailings. The increase was offset by depletion through ongoing mining activities and other survey adjustments.

Our Ore Reserves (imperial) decreased from 1.9 million ounces at June 30, 2015, to 1.8 million ounces at June 30, 2016, mainly because of depletion through ongoing mining activities.

In fiscal year 2015, our Ore Reserves (imperial) increased by 22% from 1.5 million ounces at June 30, 2014, to 1.9 million ounces at June 30, 2015, mainly as a result of the acquisition of the non-controlling interest in EMO and, to a lesser extent, the decrease in the cut-off grade due to the increase in the Rand gold price. These increases were offset by a decrease due to ongoing mining activities.

Year ended June 30,
2017 2016 2015
Ore Reserves Ounces Kilograms Ounces
Kilograms
Ounces Kilograms
‘000
‘000
‘000
Ergo ....................................................... 2,990 93,035 1,840 57,235 1,863 57,952
Total Ore Reserves ................................. 2,990 93,035 1,840 57,235 1,863 57,952
Capital expenditure
During fiscal year 2017, capital expenditure was R110.6 million, compared to R100.0 million in fiscal year 2016, an increase of 11%. Capital expenditure increased primarily as a result of R31.9 million spent on bringing new Reclamation Site 4L37 on line, being one of three new reclamation sites that were commissioned during fiscal year 2017 to replace the various Crown sites that were closed, R29.5 million spent on the Centralised Water Facility reduce the use of potable water and reduce the associated cost of water, R13.4 million spent on various exploration and grade verification projects and the balance was spent on various other capital items.

During fiscal year 2016, capital expenditure was R100.0 million, compared to R90.9 million in fiscal year 2015, an increase of 10%. Capital expenditure increased primarily as a result of R40.2 million spent on bringing the 4L2 site on line and R13 million on phase II of the refurbishment of the No 3 tailings thickener. R46.6 million was spent on various other items.

During fiscal year 2015, capital expenditure was R90.9 million, compared to R158.6 million in fiscal year 2014, a decrease of 43%. Capital expenditure decreased primarily as a result of the completion of the new flotation and fine-grind project. In fiscal year 2015, Ergo spent R16.1 million on the refurbishment of the remaining five carbon-in-leach tanks at Ergo and R7.3 million on bringing the Van Dyk site on line, both for increased flexibility and volume capacity, R21.7 million on the Rondebult sewerage water project, R7.4 million on expansion and rehabilitation of the Brakpan/Withok TDF, R6.1 million on the refurbishment of a thickener, R5.7 million on the conversion of the high-grade CIP circuit to CIL to optimise the high-grade circuit, and R26.6 million on other items.

For a summary of capital expenditure, see Item 4D. Property, Plant and Equipment.
Critical accounting policies that require significant judgment

The preparation of the consolidated financial statements requires management to make accounting assumptions, estimates and judgements that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses. By their nature, judgments are subject to an inherent degree of uncertainty. Accounting assumptions, estimates and judgements are reviewed on an ongoing basis. Revisions to reported amounts are recognized in the period in which the revision is made and in any future periods affected. Actual results may differ from these estimates.

Management believes the following critical accounting policies involve the more significant assumptions and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:
·  Depreciation of property, plant and equipment
·  Impairment of property, plant and equipment
·  Future environmental rehabilitation costs
·  Income tax

Management believes the following critical accounting policies involve the more significant judgements used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:
·  Assets and liabilities classified as held for sale
·  Contingent liabilities
Management has discussed the development and selection of each of these critical accounting policies with the Board of
Directors and the Audit and Risk Committee, both of which have approved and reviewed the disclosure of these policies. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18 “Financial statements”.

Property, plant and equipment

Depreciation of mining property and development (including mineral rights) and mine plant facilities are calculated using the units of production method which is based on the life of mine. The group’s life of mine is primarily based on proved and probable ore reserves and may include some resources. It reflects the estimated quantities of economically recoverable gold that can be recovered from reclamation sites based on the gold price prevailing at the end of the financial year. Changes in the life of mine will impact depreciation on a prospective basis. The life of mine is prepared using a methodology that takes account of current information to assess the economically recoverable gold from specific reclamation sites and includes the consideration of historical experience. Other assets are depreciated using the straight-line method over the expected life of these assets.

Impairment of property, plant and equipment
The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. Each metallurgical plant or combination of plants that, together with its deposition facility, is capable of operating independently is considered to be a cash-generating unit. An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Management considers such factors as the market capitalization of the group, mineral reserves and resource estimates, production estimates, spot and future gold prices, foreign currency exchange rates, discount rates, estimates of costs to produce and future capital expenditure in determining the recoverable amount.

Income tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The deferred tax liability is calculated by applying a forecast weighted average tax rate that is based on a prescribed formula. The calculation of the forecast weighted average tax rate requires the use of assumptions and estimates and are inherently uncertain and could change materially over time. These assumptions and estimates include the expected future profitability and timing of the reversal of the temporary differences. Due to the forecast weighted average tax rate being based on a prescribed formula that increase the effective tax rate with an increase in forecast future profitability, and vice versa, the tax rate can vary significantly year on year and can move contrary to current period financial performance.
Future environmental rehabilitation costs
Provisions for environmental rehabilitation are provided at the present value of the costs expected to be incurred in the future to settle the obligation based on current prices. The unwinding of the obligation is included in profit or loss. Estimated future costs of environmental rehabilitation are reviewed regularly and adjusted as appropriate. Changes in estimates are capitalized or reversed against the related asset but taken to profit or loss if there is no related asset left. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Estimates of future environmental rehabilitation costs are based on the Group’s environmental management plans which are developed in accordance with regulatory requirements, the life-of-mine plan and the planned method of rehabilitation which is influenced by developments in trends and technology.

Assets classified as held for sale
The assessment of whether the disposal is highly probable require the exercise of significant judgement and estimates of the outcome of future events that are not wholly within the control of the Group.

Contingent liabilities
The assessment of the impact of contingent liabilities require the exercise of significant judgement and estimates of the outcome of future events that are not wholly within the control of the Group. Litigation and other judicial proceedings inherently entail complex legal issues that are subject to uncertainties and complexities and are subject to interpretation.

Comparison of financial performance for the fiscal year ended June 30, 2017 with fiscal year ended June 30, 2016
Revenue
The following table illustrates the year-on-year change in revenue for fiscal year 2017 in comparison to fiscal year 2016:
R million
Total
revenue
2016
Decrease in
gold sold
Impact of
change in price Net change
Total
revenue
2017
Ergo ............................................... 2,433.1 (103.2) 9.1 (93.2) 2,339.9

Revenue for fiscal year 2017 decreased by R93.2 million, or 4%, to R2,339.9 million. The decrease in revenue is mainly due to a 4% decrease in gold sold, reflecting a 4% reduction in production. This reduction in production was due to the reclaimed material from the Crown sites that were cleaned up requiring high volumes of water to treat. As a result, the treatment system contained more water than material, leading to lower densities and with no capacity for augmentation with material from our other operating sites.
The rand gold price received remained flat at R548,268/kg.

Cost of sales

Cost of sales amounting to R2,307.9 million consist mainly of operating costs of R2,109.3 million, depreciation of R179.8 million, retrenchment costs of R23.0 million, change in estimate of environmental rehabilitation of R0.6 million and a positive movement in gold in process of R4.8 million. These are discussed as follows:

Operating costs

Operating costs were R2,087.9 million compared to R2,030.2 million for fiscal year 2016. The increase was mainly due to inflationary increases.

Depreciation

Depreciation charges were R179.8 million for fiscal year 2017 compared to R180.2 million for fiscal year 2016.
Depreciation remained flat due to the increase in depreciation resulting from the clean-up and closure of the various Crown sites being offset by the net decrease in depreciation resulting from the increase in the expected units-of-production in Ergo’s life of mine that became effective on 1 January 2017.

Retrenchment costs
Retrenchment costs increased to R23.0 million in fiscal year 2017 from nil in fiscal year 2016. These costs were incurred due to closure of the various Crown sites.

Change in estimate of environmental rehabilitation

As of June 30, 2017, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
R531.7 million as compared to R538.5 million at June 30, 2016. Refer to Item 18. ‘‘Financial Statements - Note 8 – Provision for
environmental rehabilitation of the consolidated financial statements for a discussion of the movements in the provision for environmental rehabilitation in fiscal year 2017.

A total of R110.5 million was invested in our various environmental trust funds as at the end of fiscal year 2017, as compared to R103.0 million for fiscal year 2016. The increase is attributable to R6.8 million interest received on these funds during fiscal year 2017. A total of R117.2 million (2016: R108.3 million) is invested in funds held in insurance instruments to secure financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. As at June 30,
2017 guarantees amounting to R427.3 million were issued to the DMR (2016: R427.2 million). The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the respective mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.

Movements in gold in process

Movement in gold in process in fiscal year 2017 amounted to a benefit of R4.8 million mainly due to an increase in the volume of gold in the plant as at June 30, 2017 compared to June 30, 2016 and an expense of R7.1 million in fiscal year 2016 due to a decrease in the volume of gold in the plant as at June 30, 2016 compared to June 30, 2015.

Administration expenses and general costs
The administration expenses and general costs decreased in fiscal year 2017 to R69.4 million from R87.2 million in fiscal year 2016, a decrease of R17.8 million. These costs decreased mainly due to the decrease in the share-based payment expense as well as implementation of various cost cutting initiatives at the corporate office.
Finance income

Finance income increased from R36.8 million in fiscal year 2016 to R40.0 million in fiscal year 2017. The increase was mainly due to higher average cash balances during the year.

Finance expenses
Finance expenses increased from R47.6 million in fiscal year 2016 to R52.2 million in fiscal year 2017. The increase was mainly attributable to the increase in the unwinding of the provision for environmental rehabilitation.

Income tax

Income tax amounted to a credit of R50.4 million for fiscal year 2017 (tax charge amounting to R46.9 million for fiscal year 2016) consisted of current tax relating to fiscal year 2017 of R1.9 million, mostly relating to non-mining income and a deferred tax credit for fiscal year 2017 of R52.3 million, mostly relating to mining income.

The tax credit resulted from a loss before tax as well as R37.5 million relating to the forecast weighted average deferred tax rate that decreased from 23.1% in fiscal year 2016 to 18.6% in fiscal year 2017 because of a decrease in forecast profitability of
Ergo. The decrease in the effective tax rate resulted in a decrease in the deferred tax liability and the associated tax credit.

Comparison of financial performance for the fiscal year ended June 30, 2016 with fiscal year ended June 30, 2015
Revenue
The following table illustrates the year-on-year change in revenue for fiscal year 2016 in comparison with fiscal year 2015:
R million
Total revenue
2015
Decrease in
gold sold
Impact of
change in price Net change
Total revenue
2016
Ergo ................................ 2,105.3 (94.8) 422.6 327.8 2,433.1

Revenue for fiscal year 2016 increased by R327.8 million, or 16%, to R2,433.1 million. The increase in revenue is mainly due to a 21% increase in the average rand gold price received amounting to R546,143 per kilogram despite gold sold decreasing by 5%
because of the 4% decrease in gold produced.

Cost of sales

Cost of sales amounting to R2,236.8 million consist mainly of operating costs of R2,030.9 million, depreciation of R180.2 million, change in estimate of environmental rehabilitation R19.3 million and a movement in gold in process R7.1 million. These are discussed as follows:

Operating costs

Operating costs were R2,030.2 million compared to R1,786.9 million for fiscal year 2015. The increase was mainly due to to the 5% increase in throughput, as well as general inflationary increases, relatively high costs associated with the Crown clean-up and increased trucking of sand material to the City Deep plant.

Depreciation

Depreciation charges were R180.2 million for fiscal year 2016 compared to R193.3 million for fiscal year 2015. The increase in the expected units-of-production in Ergo’s life of mine that became effective on July 1, 2015 resulted in a net decrease in the depreciation charge recognised.

Retrenchment costs
No retrenchment costs were incurred in fiscal year 2016 compared with R7.2 million in fiscal year 2015.

Movements in provision for environmental rehabilitation

As of June 30, 2016, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be
R538.5 million as compared to R510.9 million at June 30, 2015. Refer to Item 18. ‘‘Financial Statements - Note 8 – Provision for
environmental rehabilitation and Note 22 Assets and Liabilities classified as held for sale’’ of the consolidated financial statements for a discussion of increase in the provision for environmental rehabilitation in fiscal year 2016.

A total of R103 million was invested in our various environmental trust funds as at the end of fiscal year 2016, as compared to R96.5 million for fiscal year 2015. The increase is attributable to R6.5 million interest received on these funds during fiscal year
2016. A total of R108.3 million (2015: R100.3 million) is invested in funds held in insurance instruments to provide financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. The increase is attributable to R8 million interest received on these funds during fiscal year 2016. As at June 30, 2016 guarantees amounting to R427.2 million were issued to the DMR (2015: R404.0 million). The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.

Movements in gold in process

Movement in gold in process in fiscal year 2016 amounted to a charge of R7.1 million mainly due to a decrease in the volume of gold in the plant as at June 30, 2016 compared to June 30, 2015 and a benefit of R20.6 million in fiscal year 2015 due to an increase in the volume of gold in the plant as at June 30, 2015 compared to June 30, 2014.

Impairments

No impairments were recognised in fiscal year 2016 compared with R7.9 million in fiscal year 2015.
Administration expenses and general costs
The administration expenses and general costs increased in fiscal year 2016 to R87.2 million from R69.4 million in fiscal year 2015, an increase of R17.8 million. In fiscal year 2016 administration expenses and general costs included short term incentives of R11.3 million (2015: R7.3 million), long term incentives of R9.4 million (2015: R0.2 million) and legal costs amounting to R6.1 million (2015: R2 million).
Finance income

Finance income decreased from R51.5 million in fiscal year 2015 to R36.8 million in fiscal year 2016. The decrease was mainly due to a non-recurring fair value adjustment on available-for-sale investments reclassified to profit or loss of R19.9 million and a non-recurring profit on disposal of equity accounted investment of R5.9 million that was recognized in fiscal year 2015. Interest on loans and receivables and the growth on the reimbursive right increased from R25.7 million in fiscal year 2015 to R36.8 million in fiscal year 2016 due to an increase in the cash generated from operating activities during fiscal year 2016.

Finance expenses
Finance expenses decreased from R49.6 million in fiscal year 2015 to R47.6 million in fiscal year 2016 mainly due to the interest paid on the Domestic Medium Term Note Program which decreased with the decrease in borrowings from R23.1 million as at June 30, 2015 to nil as at June 30, 2016 (see Item 5B. Liquidity and Capital Resources – Borrowings and Funding”).

Income tax

The tax expense of R46.9 million for fiscal year 2016 (R28.6 million for fiscal year 2015) consisted of current tax of
R5.7 million, mostly relating to non-mining income earned by the Group, and a deferred tax charge of R41.3 million, mostly relating to mining income. The tax expense for fiscal year 2015 also included an overprovision for current tax amounting to R4.4 million and an under provision of deferred tax amounting to R3.1 million relating to the impact of new tax legislation governing the tax treatment of interest on loan accounts between group entities. Refer to Item 18. ‘‘Financial Statements - Note 15– Income tax’’ of the
consolidated financial statements for a discussion of increase in the deferred tax in fiscal year 2016.

Cash operating costs, all-in sustaining costs and all-in costs per kilogram

Cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are non-IFRS financial measures that should not be considered by investors in isolation or as alternatives to cost of sales, net profit/(loss) attributable to equity owners of the parent, profit/(loss) before tax and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council provided guidance for the calculation of cash operating costs, the calculation of cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that these measures are useful indicators to investors and our management of an individual mine's performance and of the performance of our operations as a whole as they provide:
·  an indication of a mine’s profitability and efficiency;
·  the trend in costs;
·  a measure of margin per kilogram, by comparison of the cash operating costs per kilogram to the price of gold; and
·  a benchmark of performance to allow for comparison against other mines and mining companies.
For fiscal year 2017, cash operating costs increased to R489,549 per kilogram from R446,153 per kilogram in fiscal year
2016. All-in sustaining costs per kilogram increased to R530,930 per kilogram from R499,425 per kilogram in fiscal year 2016. All-
in costs per kilogram increased to R552,243 per kilogram of gold from R512,353 per kilogram of gold in fiscal year 2016. The increase in cash operating costs and all-in sustaining costs per kilogram were mainly due to lower gold production resulting from the clean-up of the Crown sites that caused a decrease in the average yield. The increase in the all-in sustaining costs was mainly due to the increase in cash operating costs, with reduced charges resulting from movement in gold in process, movement in provision for environmental rehabilitation and corporate costs mitigating the overall increase. The total all-in costs per kilogram increased due to the above increase in the all-in sustaining cost, as well as increased retrenchment costs and growth capital expenditure.

For fiscal year 2016, cash operating costs increased by 20% to R446,153 per kilogram compared to R372,932 per kilogram in fiscal year 2015. For the same period all-in sustaining costs per kilogram increased to R499,425 per kilogram from R411,548 per kilogram and all-in costs per kilogram increased to R512,353 per kilogram from R422,095 per kilogram. The increase in all these measures is due to lower gold production, the increase in throughput, general inflationary increases, relatively high costs associated with the Crown clean-up and increased trucking of sand material from the Kleinfontein dump in Benoni to the City Deep plant.
Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram
2017
2016
2015
Cost of sales ............................................................................ 2,307.9 2,236.8 1,946.3
Depreciation ............................................................................. (179.8) (180.2) (193.3)
Retrenchment costs .................................................................. (23.0) - (7.1)
Change in estimate of environmental rehabilitation ................ (0.6) (19.3) 20.4
Movement in gold in process ................................................... 4.8 (7.1) 20.6
Operating costs ........................................................................ 2,109.3 2,030.2 1,786.9
Ongoing rehabilitation expenditure ......................................... (22.4) (27.8) (31.7)
Care and maintenance costs ..................................................... (7.1) (10.5) (13.8)
Other operating income/(costs) ................................................ 8.1 (0.7) 0.1
Cash operating costs
(1)
............................................................. 2,087.9 1,991.2 1,741.5
Movement in gold in process ................................................. (4.8) 7.1 (20.6)
Administration expenses ........................................................ 69.4 87.2 69.0
Other operating (income)/costs .............................................. (8.1) 0.7 (0.1)
Change in estimate of environmental rehabilitation .............. 0.6 19.3 (20.4)
Unwinding of rehabilitation provision ................................... 46.5 43.0 39.0
Sustaining capital ................................................................... 72.9 80.5 113.3
All-in sustaining costs .............................................................. 2,264.4 2,229.0 1,921.7
Retrenchment costs ................................................................ 23.0 - 7.2
Care and maintenance costs ................................................... 7.1 10.5 13.7
Ongoing rehabilitation expenditure ....................................... 22.4 27.8 31.7
Capital recoupment ................................................................ (5.0) (0.2) (3.4)
Growth capital ....................................................................... 43.4 19.5 -
All-in costs ............................................................................... 2,355.3 2,286.6 1,970.9
Gold produced (kilograms) ...................................................... 4,265 4,462 4,670
Cash operating costs per kilogram (R per kilogram) ............... 489,549 446,153 372,932
All-in sustaining costs per kilogram (R per kilogram) ............. 530,930 499,425 411,548
All-in costs per kilogram (R per kilogram) .............................. 552,243 512,353 422,095
(1)
Cash operating costs equate to cash operating costs of production.

Cash operating costs

Cash operating costs are linked directly to the level of throughput of a specific fiscal year.

The following table illustrates the year-on-year change in cash operating costs for fiscal year 2017 in comparison with fiscal year 2016.
R million
Cash operating
costs
2016
Increase in
throughput
Impact of
change in costs Net change
Cash operating
costs
2017
Ergo ........................................ 1,991.2 9.3 87.4 97.7 2,087.9
Cash operating costs in fiscal year 2017 increased by 5% to R2,087.9 million compared to cash operating costs of R1,991.2 million in fiscal year 2016 due to inflationary increases.
The following table illustrates the year-on-year change in cash operating costs for fiscal year 2016 in comparison with fiscal year 2015:
R million
Cash
operating
costs
2015
Increase in
throughput
Impact of
change in costs Net change
Cash
operating costs
2016
Ergo .............................................. 1,741.5 80.1 169.6 249.7 1,991.2

Cash operating costs in fiscal year 2016 increased by 14% to R1,991.2 million compared to cash operating costs of R1,741.5 million in fiscal year 2015 due to the 5% increase in throughput, as well as general inflationary increases, relatively high costs associated with the Crown clean-up and increased trucking of sand material to the City Deep plant.
The following table illustrates the year-on-year change in cash operating costs for fiscal 2015 in comparison with fiscal
2014.
R million
Cash operating
costs
2014
Decrease in
throughput
Impact of
change in costs Net change
Cash operating
costs
2015
Ergo ........................................ 1,540.6 (10.2) 211.1 200.9 1,741.5
Cash operating costs in fiscal 2015 increased by 13% to R1,741.5 million compared to cash operating costs of R1,540.6 million in fiscal 2014 due to the cost of running all three streams of the float circuit and of general inflationary increases averaging
7.4% year-on-year.

The following table lists the major components of cash operating costs for each of the fiscal years set forth below:
Years ended June 30,
Costs 2017 2016 2015
Consumables ........................................................................................................................... 38% 36% 35%
Electricity and water ............................................................................................................... 20% 20% 20%
Labor ....................................................................................................................................... 17% 18% 19%
Specialized service providers ................................................................................................. 14% 14% 15%
Other costs ............................................................................................................................... 11% 12% 11%

5B. LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities
Net cash of R51.6 million was generated by operating activities for fiscal year 2017 (fiscal year 2016: R415.9 million and fiscal year 2015: R283.6 million). Net working capital movements resulted in an outflow of cash of R117.8 million in fiscal year 2017 compared to an inflow of cash of R81.9 million during fiscal year 2016 and R42.4 million in fiscal year 2015.

Cash generated from operating activities decreased during fiscal year 2017 due mostly to a 4% decrease in in gold sold as well as the net working capital movements described above. The average rand gold price received of gold sold remained flat.

Cash generated from operating activities increased during fiscal year 2016 due mostly to a 21% increase in the average rand gold price received, despite a 5% decrease in gold sold, as well as the net working capital movements described above.

Cash generated from operating activities increased during fiscal year 2015 due mostly to a 4% increase in the average rand gold price received and a 12% increase in gold sold as well as the net working capital movements described above.
Cash flows from investing activities
Net cash utilized by investing activities amounted to R96.7 million in fiscal year 2017 compared to R107.2 million in fiscal year 2016 and R37.7 million in fiscal year 2015.
In fiscal year 2017, [net] cash utilized by investing activities mainly consisted of R110.6 million in additions to property, plant and equipment and R11.6 million spent on environmental rehabilitation payments. These outflows were reduced by R20.5 million proceeds on the disposal of property, plant and equipment.
Additions to property, plant and equipment were predominantly on Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal year 2017 included R31.9 million on
Reclamation Site 4L37, R29.5 million on the centralized water facility, R13.4 million on various exploration and grade verification projects and R42.1 million on various other capital items.
In fiscal year 2016, cash utilized by investing activities consisted mainly of R99.8 million in additions to property, plant and equipment and R10.6 million spent on environmental rehabilitation payments. These outflows were reduced by R7.0 million proceeds on the disposal of property, plant and equipment.
Additions to property, plant and equipment were predominantly to create increased flexibility and volume capacity, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal year 2016 included:
o R40.2 million spent on bringing the 4L2 reclamation site on line;
o R13 million on phase II of the refurbishment of the No 3 tailings thickener; and
o R46.6 million was spent on various other capital items.
In fiscal year 2015, net cash utilized by investing activities consisted mainly of outflows of R90.9 million in additions to property, plant and equipment and R9.0 million spent on environmental rehabilitation payments and inflows of R46.4 million proceeds on the disposal of investments and R17.4 million proceeds on the disposal of property, plant and equipment.

Additions to property, plant and equipment were predominantly to create increased flexibility and volume capacity, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal year 2015 included:
o R23.3 million on the refurbishment of the remaining five carbon-in-leach tanks at Ergo and bringing the Van Dyk site on line for increased flexibility and volume capacity;
o R21.7 million on the Rondebult sewerage water project;
o R7.4 million on expansion and rehabilitation of the Brakpan/Withok TDF;
o R6.1 million on the refurbishment of a thickener;
o R5.7 million on the conversion of the high-grade CIP circuit to CIL to optimise the high-grade circuit; and
o R34.1 million on various other capital items.

Cash flows from financing activities

Net cash outflow from financing activities was R53.0 million in fiscal year 2017 compared to R281.1 million in fiscal year
2016 and R130.5 million in fiscal year 2015.

During fiscal year 2017, the net cash outflow consisted mostly of a dividend payment of R50.6 million.

During fiscal year 2016, the net cash outflow consisted mostly of a dividend payment of R252.9 million, R22.5 million repayments of the Domestic Medium Term Note Program and R6.5 million related to the acquisition of treasury shares in the market.

During fiscal year 2015, the net cash outflow consisted mostly of R122.5 million repayments of the Domestic Medium Term
Note Program and a dividend payment of R7.6 million.
Cash and cash equivalents

Cash and cash equivalents as at June 30, 2017 amounted to R253.7 million compared to R351.8 million at the end of fiscal year 2016 and R324.4 million at the end of fiscal year 2015. Substantially all of our cash and cash equivalent balances were denominated in South African rand, except for $2.3 million as at June 30, 2016 and $0.1 million as at June 30, 2015 held in foreign currency. Surplus cash is held in low-risk, high interest bearing products with various large financial institutions.

At September 30, 2017, our cash and cash equivalents were R289 million.

Borrowings and funding
Our available external sources of capital include an overdraft facility of R100 million and loan notes as follows:

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

During the year ended June 30, 2015 DRDGOLD early redeemed approximately R53.5 million of the loan notes that were initially repayable on July 3, 2015. On July 3, 2015, DRDGOLD repaid the remaining R23.1 million including capital and interest.
This loan program remains available to DRDGOLD to access capital from time to time.

Anticipated funding requirements and sources

Our cash and cash equivalents are set out above under “Cash and cash equivalents”. Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet the anticipated commitments of our existing operations for fiscal year 2018.

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
5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

DRDGOLD has a dedicated team that looks at ways and means of improving recoveries. Following their work on the responses of gold encapsulated in sulphides we completed the construction of the fine grind and flotation circuit at a total cost of R389 million during the year ended June 30, 2014. While the team remains active with an ongoing focus on improving extraction efficiencies, the projects undertaken during the year ended June 30, 2017 were focused on optimizing the existing facilities rather than implementing new technologies to improve extraction efficiencies. We have no registered patents or licenses.

5D. TREND INFORMATION

For the fiscal year 2018, we are planning gold production from our operations of 138,000 to 145,000 ounces at cash operating costs of approximately R480,000 per kilogram. Our ability to meet the full year’s production target could be impacted by, amongst other factors, lower grades and failure to achieve the targets set at Ergo. We are also subject to cost pressures due to above inflation increases in labor, electricity and water; crude oil and steel costs. Unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves and resource, technical production issues, environmental and industrial accidents, gold theft, environmental factors and pollution could adversely impact the production, sales and cash operating costs for fiscal year 2018.

Refer to Item 5A.: “Key drivers of our operating results and principal factors affecting our operating results” for a discussion of the trend in the US Dollar gold price as well as the exchange rate impacting our business.
5E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Estimated and actual payments due by period
Total
Less than
1 year
Between
1-3
years
Between
3-5 years More than 5
years
R m
R m
R m
R m
R m
Provision for environmental rehabilitation
(2)
......................
531.7
55.7
117.2
102.1
256.7
Finance leases .......................................................................
21.8
5.3
16.5
-
-
Trade and other payables.....................................................
251.8
251.8
-
-
-
Purchase obligations – contracted capital expenditure
(1)
....
11.2
11.2
-
-
-
Other contractual obligations ...............................................
3.8
1.3
2.5
-
-
Total contractual cash obligations ....................................
820.3
325.3
136.2
102.1
256.7
(1)
Represents planned capital expenditure for which contractual obligations exist.
(2)
Gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D. “Property, Plant and Equipment” and Note 8 “Provision for environmental rehabilitation” under Item 18. “Financial Statements”.
5G. SAFE HARBOR

See Special Note Regarding Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2017, our board consisted of seven directors.

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

Executive Directors
Daniël Johannes Pretorius (50) Chief Executive Officer. Niël Pretorius has two decades of experience in the mining industry.
He was appointed Chief Executive Officer designate of DRDGOLD on August 21, 2008 and Chief Executive Officer on January 1,
2009. Having joined the company on May 1, 2003 as legal advisor, he was promoted to Group Legal Counsel on September 1, 2004 and General Manager: Corporate Services on April 1, 2005. Niël was appointed Chief Executive Officer of Ergo Mining Operations
Proprietary Limited (formerly DRDGOLD SA) on July 1, 2006 and became Managing Director thereof on April 1, 2008.

Adriaan Jacobus Davel (41) Riaan Davel joined DRDGOLD in January 2015. Before joining DRDGOLD, he gained 17 years’ experience in the professional services industry, the majority obtained in the mining industry in Africa. As part of gaining that experience, Mr Davel provided assurance and advisory services, including support and training on International Financial Reporting
Standards (IFRS) to clients and teams across the African continent.

He has spent 7 years at KPMG as an audit partner, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants. He has also gained experience as an IFRS technical partner, and represented the South African Institute of
Chartered Accountants on the International Accounting Standards Board’s project on Extractive Activities from 2003 to 2010. Mr
Davel also served on committees that compile or update the South African Codes for reporting and valuation of mineral reserves and resources.

Non-Executive Directors
Geoffrey Charles Campbell (56). Geoffrey Campbell was appointed a non-executive director in 2002, a senior independent non-executive director in December 2003 and non-executive chairman in October 2005. A qualified geologist, he has worked on gold mines in Wales and Canada. He spent 15 years as a stockbroker before becoming a fund manager, managing the Merrill Lynch
Investment Managers Gold and General Fund, one of the largest gold mining investment funds. He was also research director for
Merrill Lynch Investment Managers. Geoffrey is a director of Oxford Abstracts Limited.

James Turk (70). James Turk was appointed non-executive director in October 2004 and in 2011 met the JSE Listing
Requirements to become an independent non-executive director. He is the founder and director of Goldmoney Inc., which is traded on the Toronto Stock Exchange (symbol: XAU). Goldmoney.com is an online provider of physical gold, silver, platinum and palladium bullion to buyers worldwide and operator of a digital gold currency payment system. Since graduating from George
Washington University in 1969, he has specialised in international banking, finance and investments. Having begun his career with the Chase Manhattan Bank (now JP Morgan Chase), in 1980 James joined the private investment and trading company of a prominent precious metals trader. He moved to the United Arab Emirates in 1983 to become Manager of the Commodity Department of the Abu Dhabi Investment Authority, that country’s sovereign wealth fund. Since resigning in 1987, he has written frequently on money and banking. His latest venture is Lend & Borrow Trust Co. Ltd. a UK-based online peer-to-peer lending platform in which loans are secured by investment grade gold and silver.

Edmund Abel Jeneker (55). Edmund Jeneker was appointed non-executive director in November 2007 and Lead
Independent Director in August 2017. He has more than 30 years’ experience as an executive in banking, business strategy, advisory and management at Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa
Proprietary Limited, the World Bank Competitiveness Fund and Deloitte South Africa. More recently, he completed almost 14 years at Barclays Africa Group, where he was Managing Executive and served as director on the boards of several subsidiaries in the
Barclays Africa Group. Edmund is active in community social upliftment and served as a member of the Provincial Development
Commission of the Western Cape Provincial Government. He currently serves on the Advisory Board of the Institute of Directors
Southern Africa and member of BADISA Investment Committee and is a member of the Good Governance Forum. He is a Chartered
Director (SA).

Johan Andries Holtzhausen (71). Johan Holtzhausen was appointed independent non-executive director on April 25, 2014.
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

Toko Victoria Buyiswa Nomalanga Mnyango (52). Toko Mnyango was appointed independent non-executive director on
December 1, 2016. She is the Chief Executive Officer of Vitom Technologies (Pty) Ltd and Vitom Brands Communication (Pty)
Ltd. Toko started her career as a prosecutor for the erstwhile KaNgwane homeland. She later became a legal advisor for the Eastern
Cape Development Corporation, the province’s development financier. She has held senior executive positions in Gijima, a leading black owned information and communications technology services provider. She has also worked at social cohesion projects aimed at the achievement of socio-economic transformation and at increasing the strength of South Africa’s democracy.Toko has held directorships on a number of listed and unlisted company boards including Gijima, EOH Mthombo (Proprietary) Limited,
AllPay Eastern Cape (Proprietary) Limited, a subsidiary of ABSA Limited. She was also on the Board of the Ryk Neethling
Foundation. an organisation, the primary objective of which is to generate funds for the sustainable development and upliftment of swimming facilities in South Africa, to empower previously disadvantaged communities by training coaches to develop swimming within their communities and to procure scholarships for future swimming champions. Toko holds a Dip. Juris and BJuris degree from the then University of Transkei, now the Walter Sisulu University.

Senior Management

Wilhelm Jacobus Schoeman (43) (Dip Analytical Chemistry, BTech Analytical Chemistry) Jaco Schoeman joined
DRDGOLD in 2011 as Executive Officer: Business Development to focus on expanding the group’s surface retreatment business and extracting maximum value from existing resources. In July 2014, he was appointed Operations Director: Ergo Mining Operations
Proprietary Limited.

Henry Gouws (48) Managing Director: Ergo. Henry Gouws graduated from Technicon Witwatersrand and obtained a National
Diploma in Extraction Metallurgy in 1990 and a National Higher Diploma in Extraction Metallurgy in 1991. He completed a
Management Development Programme ("MDP") in 2003 through Unisa School of Business Leadership and an Executive Development
Programme in 2012 through the University of Stellenbosch Business School. He was appointed Operations Manager of Crown in
January 2006 and General Manager in July 2006. He was appointed to his current position with effect from October 1, 2011. He has
29 years’ experience in the mining industry.
Mark Burrell (55) Financial Director: Ergo. Mark Burrell holds a BComm Accounting degree and completed an MDP. He joined DRDGOLD in 2004 on a consulting basis and later that year was appointed as Financial Manager of the Blyvooruitzicht operation. He was appointed as Financial Director of Ergo in January 2012 and has 19 years’ experience in the mining sector. Mark serves as an alternate director to Charles on the Board of Rand Refinery (Proprietary) Limited.
Charles Methley Symons (63) (BCom, MBL, Dip Extractive Metallurgy) Charles Symons joined the mining industry on 14
February 1977 and transferred to Crown Gold Recoveries Proprietary Limited in January 1986. He joined DRDGOLD as General
Manager in 1995 and was appointed Executive Officer: Surface Operations on January 1, 2008 before he became Executive Officer:
Operations on May 11, 2010. On October 1, 2011, he was appointed Chief Operating Officer. Following restructuring of senior management in July 2014, Charles Symons assumed the role of Chairman of the Oversight Committee: Ergo Mining Operations
Proprietary Limited. He was appointed director of Ergo Mining Operations Proprietary Limited in August 2014 after his service period concluded on July 31, 2016. Charles continued to serve as a non-executive director on the Board of Rand Refinery (Proprietary)
Limited, a position he has held since September 2014. He also serves on the Remuneration and Nominations Committee thereof.

Reneiloe Masemene (36) (LLB, LLM) Reneiloe Masemene, is a qualified attorney who joined DRDGOLD in January 2009 as a Legal Advisor. She was appointed to the position of Senior Legal Advisor in October 2011 and Prescribed Officer of Ergo
Mining Proprietary Limited in June 2012. She was appointed to the position of Group Legal Counsel in August 2014 and Company
Secretary in March 2016. With over 10 years of experience, she has significant experience in all areas of mining law, as well as in the corporate, commercial, contractual, employment and litigious aspects related to mining.
There are no family relationships between any of our non-executive directors, executive directors or members of the group executive and senior management. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed. Furthermore, none of the non-
executive directors, executive directors, group executive and senior management members or other key management personnel are elected or appointed under any undertaking by, arrangement or understanding with any major shareholder, customer, supplier or otherwise.
6B. COMPENSATION
Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-
Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2017 was R13.0 million.

Non-Executive Directors received the following fees for fiscal year 2017:
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

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2017:
Directors / Prescribed Officer
Total remuneration paid
during the year (1)
R'000
Executive directors
D J Pretorius 5 731
A J Davel
3 220
8 951
Non-executive directors
G C Campbell
1 536
J Turk
655
E A Jeneker
767
J Holtzhausen
684
T B V N Mnyango 361
4 003
Prescribed officers (2)
C M Symons (3)
232
W J Schoeman 3 050
R Masemene 2 371
5 653
Total
18 607
(1)
No incentives accrued during the 2017 fiscal year.
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
(3) Service period concluded on July 31, 2016. Basic salary includes pension scheme contributions of R28 263.

See also Item 6E. Share Ownership for details of share options held by directors.

Compensation of key management
Refer to Item 18. ‘‘Financial Statements - Note 16.2 – Related party transactions’’ for the total compensation paid to key management
(including executive and non-executive directors as well as prescribed officers).
Short term incentives in respect of Executive Directors are paid based upon performance against predetermined key performance indicators. Should an Executive Director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a short term incentive of up to 100% of his remuneration package, depending on his particular agreement. Should an Executive Director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined at the discretion of the Remuneration Committee.

Service Agreements

Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are approved by our Remuneration Committee.

The Company’s current executive directors, Mr. D.J. Pretorius and Mr. A.J. Davel, entered into agreements of employment with us, on January 1, 2009 and January 1, 2015, respectively. These agreements regulated the employment relationship with Messrs.
D.J. Pretorius and A.J. Davel during the year ended June 30, 2017.

On July 1, 2015 Mr. D.J. Pretorius entered into a new agreement of employment for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ written notice. Under the employment agreement effective up to June 30, 2018 Mr. D.J. Pretorius received from us a guaranteed remuneration package of R5.5 million per annum. Mr. D.J. Pretorius was eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. In addition, he is eligible to participate in the long term incentive scheme and was awarded 2,323,009 phantom shares during November 2015.

Mr. A.J. Davel entered into an employment agreement effective from January 1, 2015 for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ prior written notice. Mr. A.J. Davel received from us a guaranteed remuneration package of R3.1 million per annum. Mr. A.J. Davel is eligible under his employment agreement, for a short term incentive of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He is eligible to participate in the long term incentive scheme. He was issued 205,207 phantom shares under the long term incentive scheme on his joining
DRDGOLD and 1,305,033 phantom shares during November 2015.

Messrs. G.C. Campbell, J Turk and E.A. Jeneker each have service agreements which run for fixed periods until October 31,
2017. Mr. J.A Holtzhausen has a service agreement which runs for a fixed period until April 25, 2018. Mrs. TVBN Mnyango has a service agreement which runs for a fixed period until November 30, 2018. After expiration of the initial two year periods, the agreements continue indefinitely until terminated by either party on not less than three months’ prior written notice.
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
6C. BOARD PRACTICES

Board of Directors
As at September 30, 2017, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and Mr. A.J.
Davel), and five Non-Executive Directors (Messrs. G.C. Campbell, J. Turk, E.A. Jeneker, J.A. Holtzhausen and Mrs. TVBN
Mnyango). The Non-Executive Directors are independent under the New York Stock Exchange, or NYSE, requirements (as affirmatively determined by the Board of Directors) and the South African King IV Report.

In accordance with the King IV Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate.
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

Board meetings are held quarterly in South Africa and abroad. The structure and timing of the Company’s board meetings, which are scheduled over two days, allows adequate time for the Non-Executive Directors to interact without the presence of the
Executive Directors. The board meetings include the meeting of the Audit and Risk Committee, Remuneration and Nominations
Committee and Social and Ethics Committee which act as subcommittees to the board. Each subcommittee is chaired by one of the
Independent Non-Executive Directors, each of which provides a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.

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

Directors' Terms of Service

The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2017:
Director Title
Year first
appointed
Term of
current
office
Unexpired
term of
current office
D.J. Pretorius Chief Executive Officer 2008 3 years 12 months
A.J. Davel Chief Financial Officer 2015 3 years 6 months
G.C. Campbell Non-Executive Director 2002 2 years 4 months
E.A. Jeneker Non-Executive Director 2007 2 years 4 months
J. Turk Non-Executive Director 2004 1 year 4 months
J. Holtzhausen Non-Executive Director 2014 2 years 10 months
T.V.B.N. Mnyango Non-Executive Director 2016 2 years 17 months

Executive Committee

As at June 30, 2017, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. A.J. Davel, Mr. W.J. Schoeman
and Mrs. R. Masemene.
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

Committees of the Board of Directors

Remuneration and Nominations Committee
As at June 30, 2017 the Remuneration and Nominations Committee consisted of G C Campbell (Chairman: nominations),
E A Jeneker (Chairman: remuneration), J A Holtzhausen and J Turk.

In August 2014, the Remuneration Committee and the Nominations Committee were combined into the Remuneration and
Nominations Committee. The committee meets on an ad hoc basis. All members of this committee are independent NEDs. It is chaired by the board chairman when matters relating to nominations are discussed and by an independent NED when matters relating to remuneration are discussed.

The primary remuneration role of the committee is to execute the following functions:
·  Ensure the establishment of a formal process for the appointment of directors;
·  ensure that inexperienced directors are developed through a mentorship programme;
·  ensure that directors receive regular briefings on changes in risks, laws and the appropriate contribution;
·  drive an annual process to evaluate the board, board committees and individual directors;
·  ensure that formal succession plans for the board, chief executive officer and senior management appointments are developed and implemented.

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

Audit and Risk Committee
In August 2014, the board combined the Audit Committee and the Risk Committee to form the Audit and Risk Committee.

As at June 30, 2017 the Audit and Risk Committee consisted of J A Holtzhausen (Chairman), J Turk and E A Jeneker.

All members of the Audit and Risk Committee are independent according to the definition set out in the NYSE Rules. See
Item 16G. Corporate Governance. The committee’s charter deals with all the aspects relating to its functioning.

The Audit and Risk Committee charter was revised in April 2017 and sets out the committee’s terms of reference.
Responsibilities include:
·  External auditors, audit process and financial reporting;
·  Internal audit;
·  integrated reporting and assurance model;
·   oversee the development and annual review of a policy and plan for risk management;
·  ensure that risk management assessments are performed on a continuous basis;
·  ensure that reporting on risk management assessment is complete, timely, accurate and accessible;
·  ensure that frameworks and methodologies are implemented to increase the possibility of anticipating unpredictable risks;
·  ensure that continuous risk monitoring by management takes place.

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

The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. KPMG Inc. was reappointed by shareholders at the 2016 AGM to perform
DRDGOLD’s external audit function.

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
Social and Ethics Committee
As at June 30, 2017, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. D.J. Pretorius and
Mrs. TVBN Mnyango.
The Social and Ethics Committee was established to enable DRDGOLD to achieve the triple bottom line recommended by local guidance on best practice in corporate governance and to reach the empowerment goals to which this company is committed.
Its terms of reference were approved by the board in April 2017 and its objectives are to:
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
·  to monitor the company’s activities with regard to the 10 principles set out in the United Nations Global Compact Principles
and the OECD recommendations regarding Corruption, the Employment Equity Act and the Broad Based Black Economic
Empowerment Act;
·  records of sponsorship, donations and charitable giving;
·  the environment, health and public safety, including the impact of the company’s activities and of its products or services;
·  labour and employment
·  review and recommend the company’s code of ethics;
·  review and recommend any corporate citizenship policies;
·  review significant cases of employee conflicts of interests, misconduct or fraud, or any other unethical activity by employees or the company
6D. EMPLOYEES

Employees

The geographic breakdown of our employees (including specialized service providers who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:
Year ended June 30
2017 2016
2015
South Africa ............................................................................................................................................. 2,215 2,484 2,367

The total number of employees at June 30, 2017, of 2,215 comprises 1,365 specialized service providers and 850 employees who are directly employed by us and our subsidiary companies. As of September 30, 2017, we had 2,169 employees (including 1,330 contract employees).

As of June 30, 2017, the breakdown of our employees by main categories of activity for the periods below was as follows:
Year ended June 30,
Category of Activity 2017 2016 2015
Mining - Specialized service providers ........................................................................... 1,365 1,560 1,426
Engineering ................................................................................................................... 393 302 455
Metallurgy ...................................................................................................................... 239 388 292
Mineral Resources ........................................................................................................ 9 9 6
Administration ................................................................................................................ 147 159 124
Environmental ............................................................................................................... 17 16 12
Human Resources ......................................................................................................... 33 38 35
Medical and Safety ........................................................................................................ 12 12 17
Total ............................................................................................................................... 2,215 2,484 2,367

Labor Relations

As at June 30, 2017, we employed and contracted 2,215 people in South Africa. Approximately 91% of our South African
employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the
South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. DRDGOLD and the organized labor coordinating forum meets regularly to discuss matters pertinent to both parties, while operations level forums continue to deal with local matters.

On August 4, 2016, Ergo signed a two-year wage settlement with the National Union of Mineworkers (NUM) and the United
Association of South Africa (UASA) for a wage increase averaging 8.2% (10% for categories 4 – 5), (9% for categories 6 – 9) and (7%
for categories 10 – 15) per annum. The next round of wages and conditions of employment negotiations will take place in 2018.

The Association of Mineworkers and Construction Union (AMCU) which was responsible for labor unrest in the industry in
2012/2013 has approached the company for recognition to represent their members in labor related matters at the company. On March
30, 2017, a recognition agreement was reached with AMCU.

The Company places a great emphasis on its Corporate Social Responsibility by staying actively involved in appropriate projects that give effect to the ideals of the Mining Charter and good corporate governance. We recognize the need for transformation and have put structures in place to address this at both management and board level.

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
(Per million man hours) Year ended June 30,
2017 2016
Lost time injury frequency rate (LTIFR)
(1)
.................................................................................... 2.91 2.68
Reportable incidence
(1)
.................................................................................................................. 1.53 1.42
Fatalities .......................................................................................................................................... 1 0
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
Major Shareholders.
As of June 30, 2017, directors and prescribed officers do not hold any options to purchase ordinary shares.

DRDGOLD Phantom Share Scheme (before amendment)
The phantom share scheme is operated as an incentive tool for our executive directors, excluding the CEO, and senior employees whose skills and experience are recognized as being essential to the Company’s performance. The scheme is cash settled.
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
The phantom share granted has a zero strike price, however the number of phantom shares granted by the Remuneration
Committee is determined by the price in respect of each share which is the subject of the phantom share, the volume weighted average price of a share on the JSE for the seven days on which the JSE is open for trading, preceding the day on which the employee is granted a phantom share. The allocation date will be the date when the directors approve allocation of the phantom shares. Each phantom share remains in force until the date of vesting, subject to the terms of the scheme rules. Phantom shares granted under the phantom share scheme vest primarily according the following schedule over a maximum of a three year period:
Percentage vested in each period grant: Period after the original date of grant of the option:
Performance criteria Retention criteria
33% 0% one year
33% 50% two years
33% 50% three years
The Remuneration and Nominations Committee have accepted a proposal to revise the long-term incentive scheme to allow all new awards to vest after a minimum period of three years.

The phantom shares that were granted before the November 2015 amendment described below were not affected by the said amendment and continue to vest under the original terms of the grant.
DRDGOLD Phantom Share Scheme (Amended November 2015)
During fiscal year 2016, DRDGOLD’s REMCO approved a revised long-term incentive scheme. On November 4, 2015,
REMCO approved an allocation of 20,527,978 phantom shares which is driven by share price performance and individual performance, and is based on phantom share allocations. The vesting of any shares allocated is staggered over a five-year period commencing in the third year after the allocation is granted in line with King recommendations. The objectives of the revised scheme are to drive the longer-term strategies of DRDGOLD, to align participants’ interests with shareholders’ interest, to incentivise and motivate participants, to attract and retain scarce human resources and to reward superior performance by the Company and participants. REMCO has the authority to amend in part or in its entirety or withdraw the long-term incentive scheme at any time.

No phantom shares were granted during fiscal year 2017. 20,527,978 phantom shares were granted during fiscal year 2016,
(2015: 2,615,207). 21,144,534 phantom shares were outstanding on June 30, 2017 (2016: 23,169,191).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS

As of September 30, 2017, our issued capital consisted of:
·  431,429,767 ordinary shares of no par value; and
·  5,000,000 cumulative preference shares.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

Based on information available to us, as of September 30, 2017:
·  there were 5,858 record holders of our ordinary shares in South Africa, who held approximately 118,382,831 or approximately 27.4% of our ordinary shares;
·  there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
·  there were 21 US record holders of our ordinary shares, who held approximately 23,256,832 or approximately 5.4% of our ordinary shares excluding those shares held as part of our ADR program; and
·  there were 720 registered holders of our ADRs in the United States, who held approximately 217,984,470 (21,798,447
ADRs) or approximately 50.5% of our ordinary shares.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2017 by:
·  each of our directors and prescribed officers; and
·  any person whom the directors are aware of as at September 30, 2017 who is interested directly or indirectly in 5% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years.
Holder
Number Percent of
outstanding
ordinary
shares
D.J. Pretorius .................................................................................................................................... 5,108 *
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
Bank of New York Mellon ADRs ...................................................................................................
101 Barclay Street, New York, NY 10011
217,984,470 50.5%
Khumo Gold SPV Proprietary Limited ........................................................................................... 35,000,000
8.11%
(1)
* Indicates share ownership of less than 1% of our outstanding ordinary shares.
(1)
Acquired 35,000,000 ordinary shares during the year ended June 30, 2015 as part of the roll-up of the stake of our broad based black economic empowerment (BBBEE) partners in EMO into DRDGOLD. At September 30, 2017, Khumo hedged 11,524,003 of these shares and as a result is currently the record holder of, and retains voting interest in, 23,475,997 shares. Khumo retains beneficial interest in all
35,000,000 shares.
As of September 30, 2017, we are not aware of anyone owning 5% or more of our ordinary shares other than described above.
No shareholder has voting rights which differ from the voting rights of any other shareholder. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, 1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue,
Rosebank, 2196, South Africa.

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
7B. RELATED PARTY TRANSACTIONS

Remuneration paid to key management is disclosed in Item 18. ‘‘Financial Statements - Note 16.2 – Key management personnel remuneration’’
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
5. Not applicable.
6. Not applicable.
7. See under Item 4D. Property, plant and equipment—Legal Proceedings.
8. Please see Item 10B. Memorandum of Incorporation.
8B. SIGNIFICANT CHANGES

Significant changes that have occurred since June 30, 2017, the date of the last audited financial statements included in this
Annual Report, are discussed in the relevant notes to the financial statements under Item 18. Financial Statements.

ITEM 9. THE OFFER AND LISTING
9A. OFFER AND LISTING DETAILS

The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the New York Stock Exchange.
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
Share ADSs
June 30, 2013 ........................................................................................ 7.55 4.49 8.59 4.90 631,264 78,400
June 30, 2014 ........................................................................................ 6.64 2.45 6.47 2.39 594,552 117,380
June 30, 2015 ........................................................................................ 4.03 1.73 3.65 1.35 462,934 149,298
June 30, 2016 ........................................................................................ 9.49 1.49 6.05 1.10 1,313,746 273,317
June 30, 2017 ........................................................................................ 12.62 3.70 9.10 2.84 1,054,424 513,707
Price Per
Ordinary Share
R
Price Per
ADS
1
$
Average Daily
Trading
Volume
Quarter
High Low High Low
Ordinary
Share ADSs
Q1 July – September 2015 ................................................................... 2.44 1.49 1.87 1.10 1,013,862 203,614
Q2 October – December 2015 .............................................................. 2.70 2.01 1.85 1.34 1,074,773 61,230
Q3 January – March 2016 .................................................................... 6.50 2.57 4.15 1.65 1,933,667 364,092
Q4 April – June 2016 ............................................................................ 9.49 5.80 6.05 5.83 1,260,555 468,585
Q1 July – September 2016 ................................................................... 12.62 6.50 9.10 4.74 1,186,993 685,864
Q2 October – December 2016 .............................................................. 7.51 5.25 5.61 3.70 1,113,329 583,354
Q3 January – March 2017 .................................................................... 8.96 5.76 6.67 4.59 1,313,990 412,828
Q4 April – June 2017 ............................................................................ 7.14 3.70 5.23 2.84 579,604 368,449
Q1 July – September 2017 ................................................................... 5.44 3.90 9.10 4.74 419,672 160,321
Price Per
Ordinary Share
R
Price Per
ADS
$
Average Daily
Trading Volume
Month Ended
High Low High Low
Ordinary
Share ADSs
April 30, 2017 ....................................................................................... 7.14 5.12 5.23 3.81 732,102 343,304
May 31, 2017 ........................................................................................ 5.59 4.05 4.17 2.98 584,369 313,548
June 30, 2017 ........................................................................................ 4.50 3.70 3.54 2.84 451,162 445,067
July 31, 2017 ......................................................................................... 4.38 3.90 3.37 2.91 254,396 170,229
August 31, 2017 .................................................................................... 4.74 4.02 3.54 3.02 438,842 135,802
September 30, 2017 .............................................................................. 5.44 4.56 4.11 3.49 572,126 178,611
The cumulative preference shares are not traded on any exchange.
There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June
30, 2017, nor have there been any trading suspensions with respect to our ADRs on the New York Stock Exchange since our listing on that market.

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
9D. SELLING SHAREHOLDERS

Not applicable.
9E. DILUTION

Not applicable.
9F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION
10A. SHARE CAPITAL

Not applicable.
10B. MEMORANDUM OF INCORPORATION

As of June 30, 2017, we had authorized for issuance 600,000,000 ordinary shares of no par value (as of September 30, 2017:
600,000,000), and 5,000,000 cumulative preference shares of R0.10 par value (as of September 30, 2017: 5,000,000). On this date, we had issued 431,429,767 ordinary shares (as of September 30, 2017: 431,429,767) and 5,000,000 cumulative preference shares (as of
September 30, 2017: 5,000,000).

Set out below are brief summaries of certain provisions of our Memorandum of Incorporation, or our MOI, the Companies
Act of South Africa and the JSE Listings Requirements, all as in effect on September 30, 2017. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings
Requirements.

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

The King Report on Corporate Governance for South Africa (King IV Report) which came into effect on April 1, 2017, sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with the board practice, all remuneration of executive directors is approved by the Remuneration and Nominations Committee, and the shareholders approve remuneration of non-executive directors.

DRDGOLD commits itself to observing the provision of the King IV Report and enforcing these to the extent possible within the context of the report’s ‘apply and explain’ principle.

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

Voting Rights

The holders of our ordinary shares are generally entitled to vote at general meetings and on a show of hands have one vote per person and on a poll have one vote for every share held. The holders of our cumulative preference shares are not entitled to vote at a general meeting unless any preference dividend is in arrears for more than six months at the date on which the notice convening the general meeting is posted to the shareholders. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on resolutions regarding the disposal of all or substantially all of our assets or mineral rights. When entitled to vote, holders of our cumulative preference shares are entitled to one vote per person on a show of hands and that portion of the total votes which the aggregate amount of the nominal value of the shares held by the relevant shareholder bears to the aggregate amount of the nominal value of all shares issued by us.

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

Winding-up

If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of September 30, 2017, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

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

On March 17, 2014, Khumo and DRDGOLD, the ultimate majority holding company of Ergo, entered into the Share Sale and
Subscription Agreement in respect of which DRDGOLD agreed to acquire all of the shares in and claims against EMO, held by Khumo, subject to the fulfilment of certain conditions. On the same day, the Trustees of the DRDSA Empowerment Trust and DRDGOLD
entered into the Share Sale and Subscription Agreement in respect of which DRDGOLD agreed to acquire all of the shares in and claims against EMO held by the Trust. In terms of the Agreement, Khumo acquired 35,000,000 new ordinary shares in DRDGOLD
(“DRDGOLD Shares”).

Ministerial consent was required to be procured from the Department of Mineral Resources (“DMR”) in terms of the
Agreement; in accordance with the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”).
Ministerial consent was granted in or around February 2015 in terms of which the Minister of Mineral Resources unequivocally confirmed that in respect of the group’s existing mineral interests, the direct ownership stake acquired by Khumo would translate into an effective 8.12% shareholding and 2.43% shareholding held by the DRDSA Empowerment Trust in DRDGOLD respectively;
in terms of the Agreement, would be recognised as a 26% beneficial interest in the group, in compliance with the provisions of sections 2(d) and 2(f) of the MPRDA and may be reported as such. Pursuant to the Agreement, Khumo was restricted from disposing of or encumbering the DRDGOLD Shares for a period of 3 years until 10 April 2018 (“Lock-in Period”). Khumo sought approval from shareholders to enter into hedging arrangements for purposes of securing the value of the DRDGOLD Shares subject to compliance with the Lock-in Period.

To enable Khumo to enter into a hedging arrangement, Khumo is required to enter into a securities lending arrangement with a financial institution which would have resulted in a technical breach of the Lock-in Period terms. It was, however, always the Parties’ intention that Khumo would, during the Lock-in Period be capable of concluding such an arrangement provided that such hedging arrangement does not encroach upon the BEE status of the group’s existing mining and prospecting rights. DRDGOLD and Khumo procured the approvals necessary to ensure that the proposed hedging transaction would not have any negative impact on the standing of the group’s existing mining and prospecting rights and an addendum to the Agreement became effective on 10
March 2017, which allows for the hedging arrangement to be concluded (“Amendment”).

As a result of the Amendment comprising an immaterial change to the Agreement that is congruent with the Approved
Transaction and which does not affect DRDGOLD financially or its existing mining and prospecting rights, no approval of the
Amendment is required. This has been confirmed with the JSE Limited (“JSE”) pursuant to the JSE Listings Requirements. On the basis that the extenuating factors for the Amendment were clearly evidenced and supported, the JSE was satisfied that the further
Amendment to did not need to be referred back to the shareholders. After the hedging arrangement has been concluded, Khumo will continue to hold a direct interest in and have voting rights attributable to 22 000 000 DRDGOLD shares, however, its beneficial interest shall continue to extend to all 35,000,000 of the DRDGOLD Shares until the expiry of the Lock-in Period. The DMR has approved the Amendment and confirmed that the Amendment will not have the effect of diluting the BEE status of the group and is in compliance with the provisions of the MPRDA.

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

The present exchange control system in South Africa is used principally to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval and, without the approval of SARB, are generally not permitted to export capital from South Africa or hold foreign currency. In addition, South African companies are required to obtain the approval of the SARB prior to raising foreign funding on the strength of their South African statements of financial position, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a corporation is designated an “affected person” by the SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an “affected person” by the SARB.

Foreign investment and outward loans by South African companies are also restricted. In addition, without the approval of the SARB, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations as well as progress reports to the SARB on an annual basis. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted.

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
·  corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R500 million to finance approved investments abroad and up to R500 million to finance approved new investments in African countries on an annual bases. Approval from the SARB is required in advance for investments in excess of R500 million. On application to the
SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;
·  as a general rule, the SARB requires that more than 10% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met, the
SARB may instruct that the equity be disposed of. In our experience the SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and
·  remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

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
·   securities quoted on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of the SARB.
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

South Africa imposes tax on worldwide income of South African residents. Generally, individuals not resident in South Africa do not pay tax in South Africa except in the following circumstances:

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
Section 64F of the amendments to the Income Tax Act as set out in Part VIII in Chapter II of the Income Tax Act, sets out beneficial owners who are exempt from the dividend tax, which includes, resident companies receiving a dividend after the effective date, being April 1, 2012. The Convention between the United States of America and the Republic of South Africa for the Avoidance
of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the Tax Treaty, would limit the rate of this tax with respect to dividends paid on ordinary shares or ADSs to a US resident (within the meaning of the Tax
Treaty) to 5% of the gross amount of the dividends if such US resident is a company which holds directly at least 10% of our voting stock and 20% of the gross amount of the dividends in all other cases.
The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South
Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.
In fiscal years 2017 and 2016, the corporate tax rates for taxable mining and non-mining income, to which the Companies in the Group is subject, were 34% and 28%, respectively. The formula for determining the South African gold mining tax rate for fiscal years ended 2017 and 2016 is: Y = 34 – 170/X. Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.

With effect from April 1, 2014, Section 8F of the Income Tax Act results in any amount of interest which is incurred in respect of a “hybrid debt instrument” is deemed to be a dividend in specie declared by the payor and received by the recipient which is exempt from income tax, as opposed to interest which is taxable. The terms of some intercompany loans cause the affected loans to be deemed as “hybrid debt instruments” and the interest thereof to be deemed to be an exempt dividend. This characterization of the affected loans as a “hybrid debt instrument” was not impacted by subsequent amendments to Section 8F of the Income Tax Act that became effective in fiscal year 2017.

United States Federal Income Tax Considerations

The following discussion is a summary of the US federal income tax considerations to US holders (as defined below) of the purchase, ownership and disposition of ordinary shares or ADSs. It deals only with US holders who hold ordinary shares or ADSs as capital assets for US federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

This discussion does not address all aspects of US federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of US holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, banks and other financial institutions, insurance companies, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a “hedge,” “conversion transaction,” “synthetic security,” “straddle,” “constructive sale” or other integrated investment, persons who acquired the ordinary shares or ADSs upon the exercise of employee stock options or otherwise as compensation, persons whose functional currency is not the US dollar, or persons that actually or constructively own ten percent or more of our voting stock). This discussion addresses only US federal income tax considerations and does not address the effect of any state, local, or foreign tax laws that may apply, the alternative minimum tax, the Medicare tax or the application of the federal estate or gift tax.

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

Because individual circumstances may differ, US holders of ordinary shares or ADSs are urged to consult their tax advisors concerning the US federal income tax considerations applicable to their particular situations as well as any considerations to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

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
We believe that we were not a PFIC for our fiscal year ended June 30, 2017. However, under the PFIC rules income and assets are require to be measured and classified in accordance with US federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from US federal income tax principles.
Therefore, no assurance can be given that we were not a PFIC. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

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

Not applicable
10G. STATEMENT BY EXPERTS

Not applicable.
10H. DOCUMENTS ON DISPLAY

You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at
DRDGOLD Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Group Company Secretary. Tel No. +27-11-
470-2600. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at DRDGOLD Limited, 1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue,
Rosebank, 2196, South Africa.

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

Commodity price risk

The rand market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares or ADSs. Historically, rand gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the rand gold price is impossible for us to predict. The rand price of gold may not remain at a level allowing us to economically exploit our reserves. It is our policy not to hedge this commodity price risk.

Concentration of credit risk
Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our receivables from customers and investment securities
.
The Group manages its exposure to credit risk on trade receivables by maintaining a short term cycle to settlement of 2 days.
The Group manages its exposure to credit risk on other receivables by dealing with a number of counterparties, ensuring that these counterparties are of good credit standing and transacting on a secured or cash basis where considered required. Receivables are regularly monitored and assessed for recoverability.

Foreign currency risk

Our reporting currency is South African rand. Although gold is sold in US dollars, the Company is obliged to convert this into rands. We are thus exposed to fluctuations in the US dollar/rand exchange rate. Foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in US dollars, while production costs are incurred primarily in rands. Our results are positively affected when the US dollar strengthens against the rand and adversely affected when the US dollar weakens against the rand. Our cash and cash equivalent balances are held in US dollars and rands. Holdings denominated in other currencies are insignificant.

Long-term debt
Set out below is an analysis of our debt as at June 30, 2017. All of our long-term debt is denominated in South African rand.
R'000
Interest rate
Fixed rate ......................................................................................................... 17,9%
Weighted average interest rate .................................................................... 17.9%
Total ................................................................................................................ 16,806
Repayment period
2017 ................................................................................................................. 2,772
2018 ................................................................................................................. 3,264
2019 ................................................................................................................. 10,770
Total ................................................................................................................ 16,806

Based on our fiscal year 2017 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would
(increase)/decrease our interest expense by R0.2 million.

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
Service Fees (USD)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights ..............................................................................
$5.00 (or less) per 100 ADSs (or portion thereof)
1
Cancellation of ADSs for the purpose of withdrawal, including if the
Deposit Agreement terminates .....................................................................
$5.00 (or less) per 100 ADSs (or portion thereof)
1
Distribution of cash dividends or other cash distributions ........................... 2 cents (or less) per ADS (or portion thereof)
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders
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

Depositary Payments

The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an annual amount of $75 000 mainly consisting of accumulated contributions towards the Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors). After the deduction of other fees, the annual reimbursement for the year ended June 30,
2017 amounts to approximately $43,400. DRDGOLD is also entitled to a 25% share of the dividend fees which amounts to approximately $84,610 for the years ended June 30, 2015 and June 30, 2016.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
15A. Disclosure Controls and Procedures
As of June 30, 2017, our management, with the participation of our Chief Executive Officer and Chief Financial Officer
has evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in Rules 13a-15(e) and 15d-15(e)
of the Exchange Act). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2017.
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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2017. In making this assessment, our management used the criteria set forth by the Internal Control-Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, our management concluded that as of June 30, 2017 our internal control over financial reporting was effective.

15C. Independent Auditor’s Attestation Report

The effectiveness of internal control over financial reporting as of June 30, 2017 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.
15D. Changes in Internal Control Over Financial Reporting

Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule
13a-15.

During the year ended June 30, 2017, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG Inc. has served as our independently registered public accountant for the fiscal years ended June 30, 2017, 2016 and
2015, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal year 2017 and 2016:

Audit Fees
Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
Auditors' remuneration Year ended June 30,
2017 2016
R m R m
Audit fees 5.5 7.7
All other fees 0.3 0.4
Total 5.8 8.1
All Other Fees
All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees.

The all other fees paid during fiscal year 2017 consist of fees invoiced with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2016. The all other fees paid during fiscal year 2016 consist of fees invoiced with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2015. Subsequent to June 30, 2017 KPMG was engaged to provide limited assurance on specified items contained in our
Integrated Report for fiscal year 2017 that was billed during fiscal year 2018.
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

Shareholder meeting quorum requirements

Section 310.00 of the NYSE Listing Standards provides that the quorum required for any meeting of holders of common stock should be sufficiently high to insure a representative vote. Consistent with the practice of companies incorporated in South Africa, our
Memorandum of Incorporation requires a quorum of three members present with sufficient voting powers in person or by proxy to exercise in aggregate 25% of the voting rights and we have elected to follow our home country rule.
ITEM 16H. MINE SAFETY DISCLOSURES
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS

Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The following annual financial statements and related auditor’s reports are filed as part of this Annual Report Page
Report of the Independent Registered Public Accounting Firm ...................................................................................... F-1
Consolidated statement of profit or loss and other comprehensive income for the years ended June 30, 2017, 2016 and 2015 ............................................................................................................................................................................
F-2

Notes to the financial statements. ...................................................................................................................................... F-6 to F-35
About these consolidated financial statements
Accounting policies. ............................................................................................................................................. Note 1
Performance
Revenue ................................................................................................................................................................ Note 2
Results from operating activities. ......................................................................................................................... Note 3
Cost of sales. ......................................................................................................................................................... Note 3.1
Other income. ....................................................................................................................................................... Note 3.2
Finance income. .................................................................................................................................................... Note 4
Finance expense. ................................................................................................................................................... Note 5
Earnings per share. ............................................................................................................................................... Note 6
Resource assets and related liabilities
Property, plant and equipment. ............................................................................................................................ Note 7
Provision for environmental rehabilitation. ......................................................................................................... Note 8
Investment in rehabilitation obligation funds. ..................................................................................................... Note 9
Working capital
Cash and cash equivalents .................................................................................................................................... Note 10
Cash generated by operations. .............................................................................................................................. Note 11
Trade and other receivables. ................................................................................................................................. Note 12
Trade and other payables. ..................................................................................................................................... Note 13
Inventories ............................................................................................................................................................ Note 14
Tax
Income tax. ........................................................................................................................................................... Note 15
Income tax expense. ............................................................................................................................................. Note 15.1
Deferred tax. ......................................................................................................................................................... Note 15.2
Employee matters
Employee benefits ................................................................................................................................................ Note 16
Liability for long term incentive scheme. ............................................................................................................ Note 16.1
Related party transactions. ................................................................................................................................... Note 16.2
Capital and equity
Capital management ............................................................................................................................................. Note 17
Equity. ................................................................................................................................................................... Note 18
Disclosure items
Operating segments .............................................................................................................................................. Note 19
Interest in subsidiaries. ......................................................................................................................................... Note 20
Investment in other entities. ................................................................................................................................. Note 21
Assets and liabilities classified as held for sale. .................................................................................................. Note 22
Contingent liabilities............................................................................................................................................. Note 23
Financial instruments ............................................................................................................................................ Note 24
Related parties ...................................................................................................................................................... Note 25
Subsequent events ................................................................................................................................................ Note 26

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of DRDGOLD Limited
We have audited the accompanying consolidated statements of financial position of DRDGOLD Limited and subsidiaries as of June
30, 2017 and 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2017. We also have audited DRDGOLD Limited’s internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). DRDGOLD Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual
Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the DRDGOLD’s internal control over financial reporting based on our audits.

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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of
DRDGOLD Limited and its subsidiaries as of June 30, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, DRDGOLD Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
KPMG Inc
Secunda, Republic of South Africa
October 31, 2017

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
for the year ended 30 June 2017
Amounts in R million
2017
2016
2015
Revenue
2
2,339.9
2,433.1
2,105.3
Cost of sales
3.1
(2,307.9)
(2,236.8)
(1,946.3)
Gross profit from operating activities
32.0
196.3
159.0
Other income
3.2
12.9
10.5
13.2
Administration expenses and general costs
(69.4)
(87.2)
(69.4)
Impairments
-
-
(7.9)
Results from operating activities
(24.5)
119.6
94.9
Finance income
4
40.0
36.8
51.5
Finance expense
5
(52.2)
(47.6)
(49.6)
(Loss)/profit before tax
(36.7)
108.8
96.8
Income tax
15.1
50.4
(46.9)
(28.6)
Profit for the year
13.7
61.9
68.2
Attributable to:
Equity owners of the parent
13.7
61.9
67.8
Non-controlling interest
-
-
0.4
Profit for the year
13.7
61.9
68.2
Other comprehensive income
Items that are or may be reclassified to profit or loss, net of tax
Net fair value adjustment on available-for-sale investments
(0.3)
4.4
(0.8)
Fair value adjustment on available-for-sale investments
(0.3)
4.4
19.1
Fair value adjustment on available-for-sale investment reclassified to profit or loss
4
-
-
(19.9)
Foreign exchange translation reserve reclassified to profit or loss
4
-
-
(5.9)
Items that will never be reclassified to profit or loss, net of tax
Actuarial loss on the revaluation of post-retirement medical benefits
-
-
(0.5)
Total other comprehensive income for the year
(0.3)
4.4
(7.2)
Total comprehensive income for the year
13.4
66.3
61.0
Attributable to:
Equity owners of the parent
13.4
66.3
60.6
Non-controlling interest
-
-
0.4
Total comprehensive income for the year
13.4
66.3
61.0
Earnings per share attributable to equity owners of the parent
Basic earnings per share (SA cents per share)
6
3.2
14.7
17.4
Diluted earnings per share (SA cents per share)
6
3.2
14.7
17.4
The accompanying notes are an integral part of these consolidated financial statements.
Note

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at 30 June 2017
Amounts in R million
Note
2017
2016
ASSETS
Non-current assets 1,739.1 1,818.4
Property, plant and equipment 7 1,497.6 1,600.5
Investments in rehabilitation obligation funds 9 227.7 202.1
Investments in other entities 21 8.8 9.0
Deferred tax asset 15.2 5.0 6.8
Current assets 548.3 600.7
Inventories 14 180.3 160.7
Trade and other receivables 12 114.3 66.5
Cash and cash equivalents 10 253.7 351.8
Current tax asset - 6.7
Assets held for sale 22 - 15.0
TOTAL ASSETS 2,287.4 2,419.1
EQUITY AND LIABILITIES
Equity attributable to the owners of the parent
Equity attributable to the owners of the parent
18 1,302.4 1,339.6
Non-current liabilities 728.0 775.0
Provision for environmental rehabilitation 8 531.7 522.9
Deferred tax liability 15.2 140.5 194.7
Employee benefits 16 39.0 38.2
Finance lease obligation 7 16.8 19.2
Current liabilities 257.0 304.5
Trade and other payables 13 251.8 288.9
Current tax liability 5.2 -
Liabilities held for sale 22 - 15.6
TOTAL LIABILITIES 985.0 1,079.5
TOTAL EQUITY AND LIABILITIES 2,287.4 2,419.1
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2017
Equity
Available
attributable
for sale
to the
Non-
Share and other Retained owners of controlling
Total
Amounts in R million
Note
capital
reserves
earnings the parent
interest
equity
Balance at 30 June 2014 4,089.0 172.9 (3,012.8) 1,249.1 232.1 1,481.2
Total comprehensive income
Profit for the year
67.8 67.8 0.4 68.2
Other comprehensive income
(6.7) (0.5) (7.2) (7.2)
Transactions with the owners of the parent
Dividend on ordinary share capital
18 (7.6) (7.6) (7.6)
Share issue 96.4 135.2 231.6 (232.5) (0.9)
Transaction costs (4.0) (4.0) (4.0)
Share based payments 0.2 0.2 0.2
Share option reserve transferred to
retained earnings
(30.6) 30.6 - -
Balance at 30 June 2015 4,181.4 135.8 (2,787.3) 1,529.9 - 1,529.9
Total comprehensive income
Profit for the year
61.9 61.9 61.9
Other comprehensive income 21 4.4 4.4 4.4
Transactions with the owners of the parent
Dividend on ordinary share capital
18 (252.9) (252.9) (252.9)
Shares issued for cash 2.8 2.8 2.8
Treasury shares acquired through
subsidiary
(6.5) (6.5) (6.5)
Balance at 30 June 2016 4,177.7 140.2 (2,978.3) 1,339.6 - 1,339.6
Total comprehensive income
Profit for the year
13.7 13.7 13.7
Other comprehensive income 21 (0.3) (0.3) (0.3)
Transactions with the owners of the parent
Dividend on ordinary share capital
18 (50.6) (50.6) (50.6)
Available for sale and other reserves
transferred to retained earnings
1 (140.2) 140.2 - -
Balance at 30 June 2017 4,177.7 - (2,875.3) 1,302.4 - 1,302.4
Note 18
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 30 June 2017
Amounts in R million
Note
2017
2016
2015
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from sales of precious metals
2,305.4 2,476.1 2,087.9
Cash paid to suppliers and employees (2,283.9) (2,077.9) (1,802.7)
Cash generated by operations 11 21.5 398.2 285.2
Finance income received 23.8 22.3 13.9
Finance expenses paid (3.7) (5.0) (12.0)
Income tax received/(paid) 10.0 0.4 (3.5)
Net cash inflow from operating activities 51.6 415.9 283.6
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment
(110.6) (99.8) (90.9)
Proceeds on disposal of property, plant and equipment 20.5 7.0 17.4
Environmental rehabilitation payments 8 (11.6) (10.6) (9.0)
Proceeds on disposal of investments in other entities - - 46.4
Other 5.0 (3.8) (1.6)
Net cash outflow from investing activities (96.7) (107.2) (37.7)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of loans and borrowings
- (22.5) (122.5)
Repayment of finance lease obligation (2.4) (2.0) (0.4)
Dividends paid on ordinary share capital 18 (50.6) (252.9) (7.6)
Proceeds from the issue of shares - 2.8 -
Acquisition of treasury shares - (6.5) -
Net cash outflow from financing activities (53.0) (281.1) (130.5)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS (98.1) 27.6 115.4
Cash and cash equivalents at the beginning of the year 351.8 324.4 209.0
Foreign exchange movements - (0.2) -
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 10 253.7 351.8 324.4
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2017
1
ACCOUNTING POLICIES
Reporting entity
Basis of accounting
Functional and presentation currency
South African rand / US dollar 2017 2016 2015
Spot rate at year end 13.05 14.68 12.16
Average rate for the financial year 13.59 14.50 11.45
Use of accounting assumptions, estimates and judgements
NOTE 7
NOTE 8
NOTE 15
NOTE 22 ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
NOTE 23 CONTINGENT LIABILITIES
Basis of measurement
Basis of consolidation
Subsidiaries
Transactions eliminated on consolidation
Non-controlling interests (NCI)
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
The DRDGOLD Group is primarily involved in the retreatment of surface gold. The consolidated financial statements comprise the company and its subsidiaries who are all wholly owned and have only South African operations
(collectively the “Group” and individually “Group Companies”). DRDGOLD Limited is domiciled in South Africa with a registration number of 1895/000926/06. The registered address of the company is 1 Sixty Jan Smuts Building, 2nd
Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196.
Changes in the Group’s interest in a subsidiary which do not lead to loss of control are accounted for as equity transactions with equity owners in their capacity as equity owners and no profit or loss is recognised.
NCI are measured at their proportionate share of the acquirer’s identifiable net assets at the acquisition date.
Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s subsequent share of changes in equity.
Information about assumptions and estimates in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are included in the notes:
Information about significant judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are included in the notes:
PROVISION FOR ENVIRONMENTAL REHABILITATION
Accounting assumptions, estimates and judgements are reviewed on an ongoing basis. Revisions to reported amounts are recognised in the period in which the revision is made and in any future periods affected. Actual results may differ from these estimates.
Intra-group balances, transactions and any unrealised gains and losses or income and expenses arising from intra-
group transactions, are eliminated in preparing the consolidated financial statements.
PROPERTY, PLANT AND EQUIPMENT
The consolidated financial statements are prepared on the historical cost basis, unless otherwise stated.
The consolidated financial statements have been prepared in accordance with International Financial Reporting
Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB).
The consolidated financial statements were approved by the board of directors on 25 October 2017.
The Group's functional and reporting currency is South African rand due to all of the Group's operations being located in
South Africa. The amounts in these consolidated financial statements are rounded to the nearest hundred thousand unless stated otherwise. Significant exchange rates applied during the year are set out in the table below:
INCOME TAX
The preparation of the consolidated financial statements requires management to make accounting assumptions, estimates and judgements that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
1
ACCOUNTING POLICIES
continued
• Related party disclosure previously presented in a separate note have been placed within the notes to which they relate. Note 25 summarises the related party disclosure that has been included throughout the consolidated financial statements.
• With effect from 1 July 2016, the accumulated available for sale and other reserves, comprising asset revaluation reserves, were transferred to retained earnings and subsequent changes in the fair value of available for sale financial instruments are recognised directly in retained earnings.
• Consolidated statement of profit or loss and other comprehensive income, consolidated statement of financial position and consolidated statement of changes in equity: Certain line items disclosure were rationalised to focus on material information and certain line items were renamed or added where such presentation facilitate improved presentation of relevant financial information.
• The notes to the consolidated financial statements are presented in an order that gives prominence to the areas of our activities that the Group considers to be the most relevant to understand our financial performance and position.
This new grouping has been detailed on the index to these consolidated financial statements.
In applying materiality to financial statement disclosures, we consider both the amount and nature of each item. The main changes to the presentation of the consolidated financial statements and notes thereon in 2017 are as follows and were made retrospectively for all periods presented in order to facilitate improve comparability:
In order to facilitate improved reading of the consolidated financial statements, DRDGOLD has made various changes to the presentation of the consolidated financial statements and notes to the consolidated financial statements to give prominence to material financial statement disclosures.
• Accounting policies previously presented in Note 1 as a single note, have in 2017 been placed within the relevant notes to the consolidated financial statements, where possible. Changes were made in the wording of these policies to more clearly set out the accounting policies relevant to the Group and do not represent changes in accounting policies.
• Results from operating activities, operating lease commitments, liability for post-retirement medical benefits and finance lease obligations: various disclosures were rationalised to focus on material financial information.
• Information about significant judgements, assumptions and estimation uncertainties previously presented in Note 1 as a single note were placed within the relevant notes alongside the significant accounting policy to which they relate.
IAS 1 Disclosure Initiative: Changes to the presentation of the consolidated financial statements and notes to the consolidated financial statements
• Financial instrument disclosure previously presented in a separate note have been placed within the notes to which they relate. Note 24 summarises the financial instrument disclosure that has been included throughout the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
1
ACCOUNTING POLICIES
continued
New standards, amendments to standards and interpretations not yet adopted
IFRS 2 Share-based payment amendments (Effective date 1 January 2018)
IFRS 9 Financial Instruments (Effective date 1 January 2018)
IFRS 15 Revenue from contracts with customers (Effective date 1 January 2018)
IFRS 16 Leases (Effective date 1 January 2019)
Measurement of cash-settled share-based payments – There is currently no guidance in IFRS 2 on how to measure the fair value of the liability in a cash-settled share based payment. The amendments clarify that a cash-settled share-
based payment is measured using the same approach as for equity-settled share-based payments – i.e. the modified grant date method. Therefore, in measuring the liability, market and non-vesting conditions are taken into account in measuring its fair value and the number of awards to receive cash is adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions.
This standard will include changes in the measurement bases of the financial assets to amortised cost and fair value through other comprehensive income ("OCI"). Even though these measurement categories are similar to IAS 39, the criteria for classification into these categories are different. In addition, the IFRS 9 impairment model has been changed from an “incurred loss” model from IAS 39 to an “expected credit loss” model.
A preliminary assessment indicated that IFRS 9 will not have a significant impact on the Group due to the short term nature of financial assets measured at amortised cost and the insignificant movements related to available-for-sale financial assets. The final assessment of the impact of IFRS 9 will be finalised in due course.
At the date of authorisation of these consolidated financial statements, the following relevant standards, amendments to standards and interpretations that may be applicable to the business of the Group were in issue but not yet effective and may therefore have an impact on future consolidated financial statements. These new standards, amendments to standards and interpretations will be adopted at their effective dates.
The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 replaces the previous leases
Standard, IAS 17 Leases, and related Interpretations. IFRS 16 has one model for lessees which will result in almost all leases being included in the Statement of Financial position. No significant changes have been included for lessors.
The assessment of the impact of this new accounting standard requires an extensive assessment of the leases of the
Group which is ongoing. The total impact of this new accounting standard can therefore not be quantified with certainty at this stage.
IAS 12 Income taxes amendments (Recognition of deferred tax assets for unrealised losses) (Effective date 1
January 2017)
The amendments provide additional guidance on the existence of deductible temporary differences, which depend solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset.
The amendments also provide additional guidance on the methods used to calculate future taxable profit to establish whether a deferred tax asset can be recognised, such as the exclusion of tax deductions resulting from the reversal of deductible temporary differences.
The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognised.
A preliminary assessment indicated that IFRS 15 will not have a significant impact on the Group due to the short term nature of the revenue cycle. The final assessment of the impact of IFRS 15 will be finalised in due course.
A preliminary assessment indicated that IFRS 2 will not have a significant impact on the Group as market and non-
vesting conditions are being taken into account in measuring its fair value and the number of awards to receive cash is already adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-
market performance conditions. The final assessment of the impact of IFRS 2 will be finalised in due course.
The Group includes entities that are not expected to generate recurring taxable income, and have unrecognised deferred tax assets. Some of these entities were establised in excess of a hundred years ago and own land that is carried at historical cost, but may have value in excess of its carrying value that could result in a deferred tax asset under the amended accounting standard. The impact of this amended accounting standard has not been quantified at this stage due to the significant assumptions, estimates and judgement required to estimate the potential future taxable profits.
Guidance is provided where an entity may assume that it will recover an asset for more than its carrying amount, provided that there is sufficient evidence that it is probable that the entity will achieve this.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
2
REVENUE
ACCOUNTING POLICIES
Amounts in R million
2017
2016
2015
Gold revenue
2,336.1
2,429.7
2,103.0
Silver revenue
3.8
3.4
2.3
Total revenue
2,339.9
2,433.1
2,105.3
MARKET RISK
Amounts in R million
2017
2016
2015
10% increase in the Rand gold price
234.0
243.3
210.5
10% decrease in the Rand gold price
(234.0)
(243.3)
(210.5)
Commodity price sensitivity
The Group's profitability and the cash flows are primarily affected by changes in the market price of gold which is sold in US Dollar and then converted to Rand. The Group does not enter into forward sales of gold production, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production.
Revenue comprise the sale of gold bullion and silver bullion (produced as a by-product).
The significant risks and rewards of ownership have been transferred when Rand Refinery Limited (“Rand Refinery“), acting as an agent for the sale of all gold produced by the Group, delivers the gold to the buyer and the sales price is fixed, as evidenced by the certificate of sale.
Rand Refinery performs the final refinement of all gold produced. In exchange for this service, Rand Refinery receives a variable refining fee plus fixed marketing and administration fees which is included in operating costs.
Combined impact of both US Dollar price of gold and South African Rand/US Dollar exchange rate
Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is stated at the fair value of the consideration received or receivable, which is based on the afternoon London Bullion Market fixing price on the date the significant risks and rewards of ownership have been transferred to the buyer.
A change of 10% in the average Rand gold price received during the financial year would have increased/(decreased)
equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant and specifically excludes the impact on income tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
3
RESULTS FROM OPERATING ACTIVITIES
3.1 COST OF SALES
Amounts in R million
2017
2016
2015
Cost of sales
(2,307.9)
(2,236.8)
(1,946.3)
Operating costs (a)
(2,109.3)
(2,030.2)
(1,786.9)
Depreciation
7
(179.8)
(180.2)
(193.3)
Retrenchment costs (b)
(23.0)
-
(7.1)
Change in estimate of environmental rehabilitation
8 , 22
(0.6)
(19.3)
20.4
Movement in gold in process and finished stock
4.8
(7.1)
20.6
(a) Operating costs
The most significant components of operating costs include:
Materials
(783.9)
(719.5)
(608.5)
Labour including short term incentives, excluding retrenchment costs
(351.0)
(362.1)
(325.9)
Electricity
(344.2)
(325.4)
(290.4)
Specialist service providers
(299.7)
(282.4)
(267.0)
Water
(71.1)
(82.1)
(54.2)
(b) Retrenchment costs
(23.0)
-
(7.1)
3.2 OTHER INCOME
ACCOUNTING POLICIES
Amounts in R million
2017
2016
2015
Profit on disposal of property, plant and equipment
12.9
10.5
13.2
12.9
10.5
13.2
Note
The final clean up and closure of various sites in the Crown complex during the year ended 30 June 2017 resulted in the retrenchment costs incurred. All retrenchments were concluded and settled at reporting date.
Other income is generally income earned from transactions outside the course of the Group’s ordinary activities and may include gains or losses on disposal of property, plant and equipment.
Income is recognised where it is probable that the economic benefits associated with a transaction will flow to the
Group and they can be reliably measured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
4
FINANCE INCOME
Amounts in R million
2017
2016
2015
Interest on loans and receivables
10
23.6
22.3
14.4
Growth in environmental rehabilitation trust funds
9 , 22
7.5
6.5
5.5
Growth in reimbursive right
9
8.9
8.0
5.8
Fair value adjustment on available-for-sale investments
reclassified to profit or loss
-
-
19.9
Profit on disposal of equity accounted investment
-
-
5.9
40.0
36.8
51.5
5
FINANCE EXPENSE
Amounts in R million
2017
2016
2015
Interest on financial liabilities measured at amortised cost
(3.7)
(4.4)
(10.6)
Unwinding of provision for environmental rehabilitation
8 , 22
(46.5)
(43.0)
(39.0)
Other finance expenses
(2.0)
(0.2)
-
(52.2)
(47.6)
(49.6)
6
EARNINGS PER SHARE
Amounts in R million
2017
2016
2015
The calculation of earnings per ordinary share is based on the following:
Basic and dilutited earnings attributable to equity owners of the parent
13.7
61.9
67.8
Number of shares
2017
2016
2015
Reconciliation of weighted average number of ordinary
shares to diluted weighted average number of ordinary shares
Weighted average number of ordinary shares in issue
422,068,696
422,157,987
389,699,441
Number of staff options (1)
-
34,075
-
Diluted weighted average number of ordinary shares
422,068,696
422,192,062
389,699,441
SA cents per ordinary share
2017
2016
2015
Basic earnings per share
3.2
14.7
17.4
Diluted earnings per share
3.2
14.7
17.4
ACCOUNTING POLICIES
Finance expenses comprise interest payable on financial instruments measured at amortised cost calculated using the effective interest method, unwinding of the provision for environmental rehabilitation and interest on finance leases.
ACCOUNTING POLICIES
Finance income includes interest received, growth in the environmental rehabilitation obligation funds and other profits and losses arising on disposal of investments.
(1) All staff options have lapsed at 30 June 2017 and therefore have no dilutive effect. At 30 June 2015, 0.8 million options were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.
ACCOUNTING POLICIES
Note
Note
Earnings per share is calculated based on the net profit or loss after tax for the year attributable to ordinary shareholders of the company, divided by the weighted average number of ordinary shares in issue during the year.
Diluted earnings or loss per share is presented when the inclusion of ordinary shares that may be issued in the future has a dilutive effect on earnings or loss per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
7
PROPERTY, PLANT AND EQUIPMENT
SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES
Impairment of property, plant and equipment
Depreciation
Mineral reserves and resources estimates
• the carrying value of deferred tax assets and liabilities may change due to changes in estimates of the likely recovery of the tax benefits and charges.
Sensitivity analysis
These assumptions and estimates include the market capitalisation of the Group, mineral reserves and resource estimates, production estimates, spot and future gold prices, foreign currency exchange rates, discount rates, estimates of costs to produce and future capital expenditure in determining the recoverable amount.
Mineral reserves and resource estimates determined by management are reviewed by an independent mineral resources expert.
Changes in reported mineral reserves and resources may affect the Group’s life-of-mine plan, financial results and financial position in a number of ways including the following:
• asset carrying values may be affected due to changes in estimated future cash flows;
• depreciation charged in profit or loss may change where such charges are determined by the units-of-production method, or where the useful lives of assets change;
At year-end, the market capitalisation of the Group was higher than its net asset value. The decline in the rand gold price was however considered as an impairment indicator.
The Group has only one cash generating unit and calculated a recoverable amount based on updated life-of-mine plans, a gold price of R565 000 per kilogram in year one escalating at an average of approximately 5.9% a year over the twelve-year life of mine, and a weighted average cost of capital of 12.4%.
The recoverable amount of the cash-generating-unit is determined using discounted future cash flows based on the life-
of-mine plan. These calculations require the use of assumptions and estimates and are inherently uncertain and could change materially over time.
In order to calculate mineral reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.
Estimating the quantity and/or grade of mineral reserves and resources requires the size, shape and depth of reclamation sites to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.
The Group is required to determine and report mineral reserves and resources in accordance with the South African
Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC Code).
Because the assumptions used to estimate mineral reserves and resources change from period to period and because additional geological data is generated during the course of operations, estimates of mineral reserves and resources may change from period to period.
• decommissioning, site restoration and environmental provisions may change where changes in estimated mineral reserves and resources affect expectations about the timing or cost of these activities; and
The carrying amount of the CGU excludes exploration assets of the Group as no impairment indicators relating to these assets were identified in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.
The Group would begin impairment of the mining assets if the discount rate were to increase from 12.4% to 20.5%, or a
2.1% decrease in budgeted gold production or Rand gold price over the remaining life of the operation. The above sensitivities do not include a positive terminal value, relating to the disposal of any assets at the end of the useful life.
The calculation of the units-of-production rate of depreciation could be affected if actual production in the future varies significantly from current forecast production. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources. These factors could include:
• changes in mineral reserves and resources;
• the grade of mineral reserves and resources may vary from time to time;
• differences between actual commodity prices and commodity price assumptions;
• unforeseen operational issues at mine sites including planned extraction efficiencies; and
• changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
7
PROPERTY, PLANT AND EQUIPMENT
continued
ACCOUNTING POLICIES
Recognition and measurement
Depreciation
Impairment
Non-financial assets
Exploration assets
Leased assets
Finance lease payments
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
The current estimated useful lives for mine property and development, as well as mine plant facilities and equipment are based on the life-of-mine of each site, currently between two (2016: six) and 12 (2016: 10) years.
The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Each metallurgical plant or combination of plants that, together with its deposition facility, is capable of operating independently is considered to be a CGU.
The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Property, plant and equipment comprise mine plant facilities and equipment, mine property and development (including mineral rights) and exploration assets. These assets are initially measured at cost, where after they are measured at cost less accumulated depreciation and accumulated impairment losses.
Cost includes expenditure that is directly attributable to the acquisition or construction of the asset, as well as the costs of dismantling and removing an asset and restoring the site on which it is located. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
Exploration and evaluation costs are capitalised as exploration assets on a project-by-project basis, pending determination of the technical feasibility and commercial viability of the project.
Depreciation of mine plant facilities and equipment, as well as mining property and development (including mineral rights) are calculated using the units of production method which is based on the life-of-mine of each site.
The life-of-mine is primarily based on proved and probable mineral reserves and may include some resources. It reflects the estimated quantities of economically recoverable gold that can be recovered from reclamation sites based on the gold price estimated at the end of the financial year. Changes in the life-of-mine will impact depreciation on a prospective basis. The life-of-mine is prepared using a methodology that takes account of current information to assess the economically recoverable gold from specific reclamation sites and includes the consideration of historical experience.
The depreciation method, estimated useful lives and residual values are reassessed annually and adjusted if appropriate. Any changes to useful lives may affect prospective depreciation rates and asset carrying values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
7
PROPERTY, PLANT AND EQUIPMENT
continued
Amounts in R million Note
Mine plant
facilities and
equipment
(a)
Mine
property and
development
Exploration
assets Total
30 June 2017
Cost
1,667.6 1,230.0 77.4 2,975.0
Opening balance 1,519.5 1,310.4 74.9 2,904.8
Additions 37.6 65.3 13.4 116.3
Disposals (2.8) (3.9) - (6.7)
Change in estimate of decommissioning asset 8 27.0 (60.9) (0.5) (34.4)
Transfers between classes of property, plant and
equipment
92.1 (81.7) (10.4) -
Transferred from non-current assets held for sale       22 - 0.8 - 0.8
Transferred to inventory (5.8) - - (5.8)
Accumulated depreciation and impairment (760.8) (706.9) (9.7) (1,477.4)
Opening balance (598.7) (693.2) (12.4) (1,304.3)
Depreciation (b) 3.1 (108.7) (71.1) - (179.8)
Disposals 2.8 3.9 - 6.7
Transfers between classes of property, plant and
equipment
(56.2) 53.5 2.7 -
Carrying value 906.8 523.1 67.7 1,497.6
30 June 2016
Cost
1,519.5 1,310.4 74.9 2,904.8
Opening balance 1,447.8 1,321.7 70.9 2,840.4
Additions 95.7 3.5 0.8 100.0
Disposals (17.5) (0.2) - (17.7)
Change in estimate of decommissioning asset 8 (6.5) (9.6) 3.2 (12.9)
Transferred to non-current assets held for sale 22 - (5.0) - (5.0)
Accumulated depreciation and impairment (598.7) (693.2) (12.4) (1,304.3)
Opening balance (504.5) (624.7) (12.4) (1,141.6)
Depreciation 3.1 (111.7) (68.5) - (180.2)
Disposals 17.5 - - 17.5
Carrying value 920.8 617.2 62.5 1,600.5
CONTRACTUAL COMMITMENTS
Amounts in R million 2017 2016
Contracted for but not provided for in the consolidated financial statements 11.2 8.6
(a) Leased plant and equipment
(b) Depreciation
Capital expenditure is financed from existing cash resources and cash generated from operations.
• Depreciation expense increased for the Crown assets due to the decision taken by management to perform final clean up and closure of various sites that previously formed part of the Crown operations. The depreciation of the carrying value of these assets have therefore been accelerated. These assets are carried at scrap value at reporting date.
• The net increase in the expected units-of-production in Ergo’s life of mine due to the mineral reserve conversion effective on 1 January 2017 resulted in a net decrease in the depreciation charge amounting to R13.9 million.
Depreciation expense remained flat compared to the previous year and consists of the following:
Ergo leases temporary power generation equipment with a carrying value of R16.8 million (2016: R19.2 million) from
Aggreko Energy Rental Proprietary Limited under a finance lease with an outstanding balance of R16.8 million (2016:
R19.2 million) and an effective interest rate of 17.9%. The finance lease is repayable R2.8 million in 2018, R3.2 million in 2019 and R10.8 million in 2020, the latter including R9.9 million for the option to acquire the leased equipment at the end of the lease term. Interest is payable R2.5 million in 2018, R2.0 million in 2019 and R0.4 million in 2020.
• The decrease in the expected units-of-production in Ergo’s life of mine that become effective on 1 July 2017 is expected to result in an increase in the annual depreciation charge recognised amounting to R16.8 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
8
PROVISION FOR ENVIRONMENTAL REHABILITATION
SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES
ACCOUNTING POLICIES
Amounts in R million Note 2017 2016
Opening balance 522.9 493.3
Unwinding of provision 5 45.3 41.5
Change in estimate of environmental rehabilitation recognised in profit or loss 3.1 0.6 21.4
Change in estimate of environmental rehabilitation recognised to decommissioning asset (a)
7 (34.4) (12.9)
Environmental rehabilitation payments (19.5) (20.4)
To reduce decommissioning liabilities (11.6) (10.6)
To reduce restoration liabilities 11 (7.9) (9.8)
Transferred from non-current liabilities held for sale 22 16.8 -
Closing balance 531.7 522.9
Environmental rehabilitation payments to reduce the liability (19.5) (20.4)
Ongoing rehabilitation expenditure (b) 19 (22.4) (27.8)
Total cash spent on environmental rehabilitation * (41.9) (48.2)
(a) Change in estimate recognised to decommissioning asset
(b) Other rehabilitation activities
Gross cost to rehabilitate
The cost of ongoing rehabilitation is recognised in profit or loss as incurred.
The present value of environmental rehabilitation costs relating to activities after production commenced (restoration liabilities) as well as changes therein are expensed as incurred and presented as operating costs. Cash costs incurred to rehabilitate these disturbances are presented as operating activities in the statement of cash flows.
* These costs do not include the increased operating costs relating to the clean up and closure of the Crown sites.
Estimates of future environmental rehabilitation costs are determined with the assistance of an independent expert and are based on the Group’s environmental management plans which are developed in accordance with regulatory requirements, the life-of-mine plan and the planned method of rehabilitation which is influenced by developments in trends and technology.
An average discount rate of 8.8% (2016: 8.8%), average inflation rate of 5.9% (2016: 6.3%) and the discount periods as per the expected life-of-mine were used in the calculation of the estimated net present value of the rehabilitation liability.
The present value of dismantling and removing the asset created before production commenced (decommissioning liabilities) are capitalised to property, plant and equipment against an increase in the rehabilitation provision. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised in profit or loss. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment test is performed in accordance with the accounting policy dealing with impairments of property, plant and equipment. Over time, the liability is increased to reflect an interest element, and the capitalised cost is depreciated over the life of the related asset. Cash costs incurred to rehabilitate these disturbances are charged to the provision and are presented as investing activities in the statement of cash flows.
Annual changes in the provision consist of financing expenses relating to the change in the present value of the provision and inflationary increases in the provision, as well as changes in estimates.
The decrease is mostly attributable to changes in estimates relating to the method of rehabilitating reclamation sites and the change in the life-of-mine plan, specifically the Crown sites.
The Group also performs ongoing environmental rehabilitation arising from its current activities concurrently with production. These costs do not represent a reduction of the above liability and are expensed as operating costs.
The net present value of the estimated rehabilitation cost as at reporting date is provided for in full. These estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.
The Group estimates that, based on current environmental and regulatory requirements, the total undiscounted rehabilitation cost is approximately R639.5 million (2016: R630.7 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
9
INVESTMENTS IN REHABILITATION OBLIGATION FUNDS
ACCOUNTING POLICIES
Cash and cash equivalents in environmental rehabilitation trust funds
Reimbursive right for environmental rehabilitation guarantees
Funding of environmental rehabilitation activities (refer note 8)
Amounts in R million
Note
2017
2016
Cash and cash equivalents in environmental rehabilitation trust funds
110.5
93.8
Opening balance
93.8
87.9
Transferred from non-current assets held-for-sale
22
9.9
-
Growth
4
6.8
5.9
Reimbursive right for environmental rehabilitation guarantees
117.2
108.3
Opening balance
108.3
100.3
Growth
4
8.9
8.0
227.7
202.1
CREDIT RISK
MARKET RISK
Interest rate risk
Amounts in R million
2017
2016
100bp increase
1.1
0.9
100bp (decrease)
(1.1)
(0.9)
FAIR VALUE OF FINANCIAL INSTRUMENTS
Ongoing rehabilitation expenditure and environmental rehabilitation payments to reduce the environmental rehabilitation obligations are mostly funded by cash generated from operations. In addition, contributions have been made to an environmental rehabilitation trust and a cell captive for the sole use of future environmental rehabilitation payments.
Guardrisk Insurance Company Limited ("Guardrisk") issued guarantees amounting to R427.3 million (2016: R427.2 million) to the Department of Mineral Resources ("DMR") on behalf of DRDGOLD related to the environmental obligations. The funds in the cell captive serves as collateral for these guarantees.
The fair value of the cash and cash equivalents in the environmental rehabilitation trust funds approximate their carrying value due to their short-term maturities.
A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular the balance of the funds, remain constant. The analysis excludes income tax.
Cash and cash equivalents in environmental rehabilitation trust funds comprise low-risk, interest-bearing cash and cash equivalents and are non-derivative financial assets categorised as loans and receivables.
Funds held in the cell captive that secure the environmental rehabilitation guarantees issued are recognised as a right to receive a reimbursement and is measured at the lower of the amount of the consolidated environmental rehabilitation liability recognised and the consolidated fair value of the fund assets.
The Group manages its exposure to credit risk by diversifying these investments across a number of major financial institutions, as well as investing funds in low-risk, interest-bearing cash and cash equivalents.
Changes in the carrying value of the fund assets, other than those resulting from contributions and payments, are recognised in finance income.
The Group is exposed to credit risk on the total carrying value of the investments held in the environmental rehabilitation trust funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
10
CASH AND CASH EQUIVALENTS
ACCOUNTING POLICIES
Amounts in R million
Note
2017
2016
Bank balances
151.1
99.7
Call deposits
102.6
252.1
253.7
351.8
Included in cash and cash equivalents is restricted cash relating to:
- Cash (including interest) held in escrow relating to the electricity tariff dispute with Ekurhuleni Metropolitan Municipality
23
92.7
47.7
- Guarantees
16.1
15.2
Interest relating to cash and cash equivalents
4
23.6
22.3
An overdraft facility of R100 million is available to the Group.
CREDIT RISK
MARKET RISK
Interest rate risk
Amounts in R million
2017
2016
100bp increase
2.5
3.5
100bp (decrease)
(2.5)
(3.5)
Foreign currency risk
Figures in USD million
2017
2016
Foreign denominated cash at 30 June
-
2.3
FAIR VALUE OF FINANCIAL INSTRUMENTS
Cash and cash equivalents
The fair value of cash and cash equivalents approximate their carrying value due to their short-term maturities.
Cash and cash equivalents are non-derivative financial assets categorised as loans and receivables and comprise cash on hand, demand deposits, and highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.
Cash and cash equivalents are initially measured at fair value. Subsequent to initial recognition, cash and cash equivalents are measured at amortised cost, which is equivalent to their fair value.
US Dollars received on settlement of the trade debtors are exposed to fluctuations in the US Dollar/South African Rand exchange rate until it is converted to South African Rands. US Dollars not converted to South African Rands at reporting date are as follows:
The Group manages its exposure to credit risk by investing cash and cash equivalents across a number of major financial institutions, considering the credit ratings of these financial institutions.
The Group is exposed to credit risk on the total carrying value of its cash and cash equivalents.
A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular the cash balance and foreign currency rates, remain constant. The analysis excludes income tax.
Foreign denominated cash is held in a foreign currency bank account accruing negligible interest and is usually converted to South African Rand on the day of receipt. Foreign cash is therefore not exposed to interest rate risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
11
CASH GENERATED BY OPERATIONS
Amounts in R million
2017
2016
2015
(Loss)/profit before tax
(36.7)
108.8
96.8
Adjusted for
Depreciation
7
179.8
180.2
193.3
Impairments
-
-
6.7
Profit on disposal of property, plant and equipment
3.2
(12.9)
(10.5)
(13.2)
Change in estimate of environmental rehabilitation
8
, 22
0.6
19.3
(20.4)
Environmental rehabilitation payments
8
, 22
(7.9)
(11.2)
-
Movement in gold in process and finished stock
3.1
(4.8)
7.1
(20.6)
Increase in long term incentive liability
16
10.0
29.9
1.8
Reversal of accrual
-
(22.7)
-
Finance income
4
(40.0)
(36.8)
(51.5)
Finance expense
5
52.2
47.6
49.6
Other non-cash items
(1.0)
4.6
0.3
Operating cash flows before working capital changes
139.3
316.3
242.8
Working capital changes
(117.8)
81.9
42.4
Change in trade and other receivables
(57.6)
33.7
1.9
Change in inventories
(14.8)
1.0
(1.0)
Change in trade and other payables
(45.4)
47.2
41.5
Cash generated by operations
21.5
398.2
285.2
12
TRADE AND OTHER RECEIVABLES
ACCOUNTING POLICIES
Amounts in R million
2017
2016
Trade receivables
34.5
-
Value Added Tax
50.8
23.6
Other receivables
38.7
54.0
Allowance for impairment
(9.7)
(11.1)
114.3
66.5
CREDIT RISK
Note
The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognised financial assets that is created or retained by the Group is recognised as a separate asset or liability.
These assets are initially measured at fair value plus directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method.
The Group is exposed to credit risk on the total carrying value of its trade receivables and other receivables.
The Group manages its exposure to credit risk on trade receivables by maintaining a short term cycle to settlement of
2 working days. The Group manages its exposure to credit risk on other receivables by dealing with a number of counterparties, ensuring that these counterparties are of good credit standing and transacting on a secured or cash basis where considered necessary. Receivables are regularly monitored and assessed for recoverability.
Trade receivables relate to gold sold on the bullion market by Rand Refinery in its capacity as an agent. Settlement is received two working days from gold sold date.
Trade and other receivables, excluding Value Added Tax, are non-derivative financial assets categorised as loans and receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
12
TRADE AND OTHER RECEIVABLES
continued
Amounts in R million 2017 2016
Receivables that are past due but not impaired at 30 June 10.4 16.8
Receivables that are past due and impaired at 30 June 9.7 11.1
Amounts in R million 2017 2016
Balance at 1 July (11.1) (6.5)
Net of impairments raised and bad debt recovered 1.0 (4.6)
Bad debt written off against related receivable 0.4 -
Balance at 30 June (9.7) (11.1)
MARKET RISK
Interest rate risk
Foreign currency risk
Figures in USD million 2017 2016
Foreign denomination of trade receivables at 30 June 2.7 -
Amounts in R million 2017 2016
Strengthening of the Rand against the US Dollar (3.5) -
Weakening of the Rand against the US Dollar 3.5 -
FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of trade and other receivables approximate their carrying value due to their short-term maturities.
Ageing of trade receivables and other receivables:
Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:
Gold sales, and thus trade receivables, are denominated in US Dollars and are therefore exposed to fluctuations in the
US Dollar/South African Rand exchange rate. All foreign currency transactions are entered into at spot rates and no hedges are entered into.
A 10% strengthening of the Rand against the US Dollar at 30 June would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant.
Trade and other receivables do not earn interest and are therefore not subject to interest rate risk.
Management believes that the unimpaired amounts that are past due by more than 30 days are still collectible in full, based on historical payment behaviour. Impairments were raised due to the uncertainty around the recoverability and timing of the expected cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
13
TRADE AND OTHER PAYABLES
ACCOUNTING POLICIES
Amounts in R million
Note
2017
2016
Trade payables
130.4
167.9
Other creditors and accruals
70.5
58.0
Accrued leave pay
30.8
29.0
Provision for performance based incentives
2.2
27.1
Payroll accruals
17.9
6.9
251.8
288.9
Interest relating to trade and other payables included in profit or loss
5
(0.8)
(1.1)
LIQUIDITY RISK
FAIR VALUE OF FINANCIAL INSTRUMENTS
14
INVENTORIES
ACCOUNTING POLICIES
Amounts in R million
Note
2017
2016
Consumable stores
101.9
87.1
Gold in process
55.1
48.8
Finished stock - Gold Bullion
23.3
24.8
Total inventories
180.3
160.7
Inventory carried at net realisable value includes:
Gold in process
45.3
-
Finished stock - Gold Bullion
19.3
-
Write down to net realisable value included in movement in gold in process and finished stock
10.2
-
These liabilities are initially measured at fair value plus directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method. The Group derecognises a financial liability when its contractual rights are discharged, or cancelled or expire.
The fair value of trade payables and other creditor and accruals approximate their carrying value due to their short-term maturities.
Trade and other payables, excluding payroll accruals, accrued leave pay and provision for performance based incentives, are non-derivative financial liabilities categorised as financial liabilities measured at amortised cost.
Trade payables and other creditors and accruals are all expected to be settled within 12 months from reporting date.
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
Consumable stores are stated at cost less allowances for obsolescence. Cost of consumables is based on the weighted average cost principle and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
15
INCOME TAX
SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES
ACCOUNTING POLICIES
Current tax
Deferred tax
15.1 INCOME TAX EXPENSE
All mining capital expenditure is deducted in the year it is incurred to the extent that it does not result in an assessed loss. Capital expenditure not deducted from mining income is carried forward as unutilised capital allowances to be deducted from future mining income.
Tax on gold mining income is determined based on a formula: Y = 34 - 170/X where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to gold mining income derived, expressed as a percentage. Non-mining income, which consists primarily of interest accrued, is taxed at a standard rate of 28%.
The deferred tax liability is calculated by applying a forecast weighted average tax rate that is based on a prescribed formula. The calculation of the forecast weighted average tax rate requires the use of assumptions and estimates and are inherently uncertain and could change materially over time. These assumptions and estimates include expected future profitability and timing of the reversal of the temporary differences.
Current tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity or OCI.
The current tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date.
Deferred tax is recognised in respect of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax is not recognised on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit.
Deferred tax assets relating to unutilised tax losses and unutilised capital allowances are recognised to the extent that it is probable that future taxable profits will be available against which the unutilised tax losses and unutilised capital allowances can be utilised. The recoverability of these assets is reviewed at each reporting date and adjusted if recovery is no longer probable.
A 100 basis points increase in the effective tax rate will result in an increase in the net deferred tax liability at 30 June
2017 of approximately R7.4 million (2016: R8.1 million; 2015: R7.3 million).
Due to the forecast weighted average tax rate being based on a prescribed formula that increase the effective tax rate with an increase in forecast future profitability, and vice versa, the tax rate can vary significantly year on year and can move contrary to current period financial performance.
The assessment of the probability that future taxable profits will be available against which the tax losses and unredeemed capital expenditure can be utilised requires the use of assumptions and estimates and are inherently uncertain and could change materially over time.
Management periodically evaluates positions taken where tax regulations are subject to interpretation. This includes the treatment of Ergo as a single mining operation pursuant to the relevant ring-fencing legislation.
Income tax expense comprises current and deferred tax. Each company is taxed as a separate entity and tax is not set-
off between the companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
15
INCOME TAX
continued
15.1 INCOME TAX EXPENSE
continued
Amounts in R million
2017
2016
2015
Mining tax
54.2
(46.9)
(31.8)
Non-mining tax
(3.8)
-
3.2
50.4
(46.9)
(28.6)
Comprising:
Current tax - current year
(1.9)
(0.5)
(1.2)
Current tax - prior year
-
(5.1)
4.4
Deferred tax - current year
53.4
(42.1)
(28.8)
Deferred tax - prior year
(1.1)
0.8
(3.0)
50.4
(46.9)
(28.6)
Tax reconciliation
Major items causing the Group's income tax expense to differ from the statutory rate were:
Tax on net loss/(profit) before tax at the South African corporate tax rate of 28%
10.3
(30.5)
(27.1)
Rate adjustment to reflect the actual realised company tax rates
(7.9)
4.4
8.6
Deferred tax rate adjustment (a)
37.5
(21.7)
(10.0)
Exempt income and other non-taxable income
5.4
-
8.4
Utilisation of tax losses for which deferred tax assets were previously unrecognised (b)
5.9
7.5
-
Current year tax losses for which no deferred tax was recognised
(2.0)
-
(11.0)
Over/(under) provided in prior periods
1.1
(4.3)
1.4
Other differences
0.1
(2.3)
1.1
Income tax
50.4
(46.9)
(28.6)
Estimated, unrecognised assessed tax losses at year-end (available to reduce future taxable income)
133.8
146.9
165.4
Estimated, unrecognised unredeemed capital expenditure at year-end
(available for deduction against future mining income)
1,236.9
1,208.7
1,469.6
Estimated, unrecognised capital losses at year-end (available to reduce future capital gains)
1,451.7
1,452.4
1,452.4
(a) Deferred tax rate adjustment
(b) Utilisation of tax losses for which deferred tax assets were previously unrecognised
Group entities that are not expected to generate recurring taxable income, and therefore have unrecognised deferred tax assets, generated taxable income during the year ended 30 June 2017 resulting in the utilisation of unrecognised losses.
The forecast weighted average deferred tax rate decreased from 23.1% to 18.6% as a result of a decrease in forecast profitability of Ergo (2016: increased from 20.1% to 23.1% due to the impact of the higher forecast gold price).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
15
INCOME TAX
continued
15.2 DEFERRED TAX
Amounts in R million
2017
2016
Deferred tax asset
Provisions
5.0
6.8
5.0
6.8
Deferred tax liability
Property, plant and equipment
(223.8)
(306.9)
Provisions, including rehabilitation provision
80.2
107.8
Other temporary differences (1)
3.1
4.4
(140.5)
(194.7)
Net deferred mining and income tax liability
(135.5)
(187.9)
Movement in the net deferred tax liability is as follows:
Amounts in R million
2017
2016
Opening balance
(187.9)
(146.6)
Recognised in profit or loss
52.4
(41.3)
Property, plant and equipment
83.1
(72.2)
Provisions, including rehabilitation provision
(29.4)
30.7
Other temporary differences (1)
(1.3)
0.2
Closing balance
(135.5)
(187.9)
(1) Includes the temporary differences on the finance lease obligation.
Deferred tax assets have not been recognised in respect of the following:
Amounts in R million
2017
2016
Tax losses
20.5
28.5
Unredeemed capital expenditure
272.9
272.9
Capital losses
325.2
271.1
Deferred tax assets and liabilities relate to the following:
Deferred tax assets have not been recognised for Group entities that are not expected to generate future taxable profits against which the tax losses and unredeemed capital expenditure can be utilised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
16
EMPLOYEE BENEFITS
ACCOUNTING POLICIES
Cash-settled share-based payments
Post-retirement medical benefit
Amounts in R million
Note
2017
2016
Liability for long term incentive scheme
16.1
30.7
30.3
Liability for post-retirement medical benefits
8.3
7.9
39.0
38.2
16.1 LIABILITY FOR LONG TERM INCENTIVE SCHEME
Amounts in R million
Note
2017
2016
Opening balance
30.3
4.3
Increase in long term incentive liability
11
10.0
29.9
Vested and paid*
(9.6)
(3.9)
Total liability for long term incentive scheme
30.7
30.3
Weighted
Weighted
average
average
price
price
Shares
per share
Shares
per share
Number
R
Number
R
Opening balance
23 169 191
4 525 650
Granted
-
-
20 527 978
2.26
Vested and paid*
(1 502 747)
6.39
(1 858 491)
2.09
Forfeited/lapsed
( 521 910)
( 25 946)
Closing balance
21 144 534
23 169 191
Ageing of outstanding phantom shares:
30 June 2018 30 June 2019 30 June 2020 30 June 2021
Total
Granted October 2014*
955 067
955 067
Granted November 2015
4,037,893
6,056,840
10,094,734
20 189 467
* Granted before amendment
955 067
4 037 893
6 056 840
10 094 734
21 144 534
2017
2016
Grant date
7 day VWAP of the DRDGOLD Limited share
4.23
8.03
2.26
Forward dividend yield
0.7%
2.6%
4.3%
Cash-settled share-based payments are measured at fair value and remeasured at each reporting date to reflect the potential outflow of cash resources to settle the liability, with a corresponding adjustment in profit or loss. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
The fair value of the liability for the long term incentive scheme is mostly influenced by the DRDGOLD Limited share price. Other inputs influencing the fair value are the forward dividend yield and estimates of staff retention and performance conditions. The inputs most significantly influencing the measurement of the fair values are as follows:
Fair value
The Group's net obligation in respect of long term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value. Remeasurements are recognised in profit or loss in the period in which they arise.
2017
2016
The terms of the November 2015 grant made under the DRDGOLD Group's amended long term incentive scheme are:
• The scheme has a finite term of 5 years and thus no top-up awards are made when the shares vest;
• The phantom shares are issued at a zero exercise price and will vest after 3 years (20%), 4 years (30%) and 5 years
(50%) respectively subject to individual service and performance conditions being met; and
• The phantom shares will be settled at the 7 day volume weighted average price ("VWAP") of the DRDGOLD share.
Reconciliation of outstanding phantom shares

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
16
EMPLOYEE BENEFITS
continued
16.2 RELATED PARTY TRANSACTIONS
Interests in contracts
Key management personnel remuneration
Amounts in R million
2017
2016
2015
Short-term benefits
- Board fees paid
5.0
3.7
3.8
- Salaries paid
52.9
51.5
54.5
- Incentives relating to this cycle
-
33.8
17.8
- Pre-tax gain on share option exercised
-
1.7
-
- Retrenchment payments
-
-
7.2
57.9
90.7
83.3
Long-term benefits
- Long term incentive expense
10.0
29.9
1.8
- Contributions to post-retirement medical benefit
0.4
0.3
0.3
10.4
30.2
2.1
17
CAPITAL MANAGEMENT
Lease arrangements that are not in the legal form of a finance lease, but is accounted for as such based on its terms and conditions, are not considered to be debt.
The Group will consider the appropriate capital management strategy for specific growth projects as and when required.
The Group has no external debt in line with its aim for the existing operations to remain unleveraged. All funding requirements during the past financial year have been financed by existing cash resources and cash generated from operations.
The primary objective of managing the Group's capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that optimises the cost of capital, ensures that the Group remains in a sound financial position and matches the Group's strategy.
None of the directors, officers or major shareholders of DRDGOLD or, to the knowledge of DRDGOLD’s management, their families, had any interest, direct or indirect, in any transaction during the year ended 30 June 2017 or the preceding financial years, or in any proposed transaction which has affected or will materially affect DRDGOLD or its subsidiaries. None of the directors or officers of DRDGOLD or any associate of such director or officer is currently or has been at any time during the past financial year materially indebted to DRDGOLD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
18
EQUITY OF THE OWNERS OF THE PARENT
ACCOUNTING POLICIES
Ordinary share capital
Repurchase and reissue of ordinary shares (treasury shares)
Dividends
Amounts in R million 2017 2016 2015
Authorised share capital
600 000 000 (2016 and 2015: 600 000 000) ordinary shares of no par value
5 000 000 (2016 and 2015: 5 000 000) cumulative preference shares of
10 cents each
0.5 0.5 0.5
Issued share capital
431 429 767 (2016: 431 429 767; 2015: 430 883 767) ordinary shares of no par value (a)
4,227.9 4,227.9 4,225.1
9 361 071 (2016: 9 361 071; 2015: 6 155 559) treasury shares held within the Group (b)
(50.7) (50.7) (44.2)
5 000 000 (2016 and 2015: 5 000 000) cumulative preference shares of
10 cents each
0.5 0.5 0.5
4,177.7 4,177.7 4,181.4
Dividends (c)
Dividends paid during the year net of treasury shares:
Prior year final dividend
SA cents per share 12 10 2
Total 50.6 42.2 7.6
Interim dividends
SA cents per share - 50 -
Total - 210.7 -
Total 50.6 252.9 7.6
After 30 June 2017, a dividend of 5 cents per qualifying share (R21.1 million) was approved by the directors as a final dividend for 2017. The dividend has not been provided for and does not have any tax impact on the company.
In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next general meeting.
(a) Unissued shares
Dividends are recognised as a liability on the date on which they are declared which is the date when the shareholders’
right to the dividends vest.
Ordinary shares and the cumulative preference shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effect.
When shares recognised as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from share capital.
No shares were acquired in the market during the year ended 30 June 2017 (2016: 3 205 512 and 2015: nil).
No shares were issued during the year ended 30 June 2017 (2016: 546 000 shares were issued relating to share options exercised under the DRDGOLD (1996) share scheme, 2015: nil).
(b) Treasury shares
Shares in DRDGOLD Limited are held in treasury by Ergo Mining Operations Proprietary Limited ("EMO").
Dividends amounting to R1.1 million (2016: R5.6 million; 2015: R0.1 million) were received on these shares.
(c) Dividends

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
19
OPERATING SEGMENTS
ACCOUNTING POLICIES
Other
2017
reconciling
Amounts in R million
Ergo
items
Total
Financial performance
Revenue
2,339.9
-
2,339.9
Cash operating costs
(2,087.9)
-
(2,087.9)
Movement in gold in process
4.8
-
4.8
Operating profit
256.8
-
256.8
Interest income
6.8
16.8
23.6
Interest expense
(3.3)
(2.4)
(5.7)
Retrenchment costs
(23.0)
-
(23.0)
Administration expenses and general costs
(4.5)
(64.9)
(69.4)
Current tax
(1.9)
-
(1.9)
Working profit/(loss) before capital expenditure
230.9
(50.5)
180.4
Additions to property, plant and equipment
(116.2)
(0.1)
(116.3)
Additions to listed investments
-
(0.1)
(0.1)
Working profit/(loss) after capital expenditure
114.7
(50.7)
64.0
Reconciliation of profit/(loss) for the year
Working profit/(loss) before capital expenditure
230.9
(50.5)
180.4
Depreciation
(179.7)
(0.1)
(179.8)
Movement in provision for environmental rehabilitation
(0.6)
-
(0.6)
Growth in environmental rehabilitation trust funds and reimbursive right
10.9
5.5
16.4
Profit on disposal of property, plant and equipment
0.2
12.7
12.9
Unwinding of provision for environmental rehabilitation
(45.3)
(1.2)
(46.5)
Ongoing rehabilitation expenditure
(22.4)
-
(22.4)
Net other operating (costs)/income
(30.3)
31.3
1.0
Deferred tax
54.2
(1.9)
52.3
Profit/(loss) for the year
17.9
(4.2)
13.7
Statement of cash flows
Cash flows from operating activities
32.5
19.1
51.6
Cash flows from investing activities
(116.6)
19.9
(96.7)
Cash flows from financing activities
(2.4)
(50.6)
(53.0)
Operating segments are reported in a manner consistent with internal reports that the Group’s chief operating decision maker (CODM) reviews regularly in allocating resources and assessing performance of operating segments. The
CODM has been identified as the Group’s Executive Committee.
The Group has one revenue stream, the sale of gold. To identify operating segments, management reviewed various factors, including operational structure and mining infrastructure. It was determined that an operating segment consists of a single or multiple metallurgical plants that, together with its deposition facility, is capable of operating independently.
Corporate office and other reconciling items (collectively referred to as "Other reconciling items") are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.
Ergo is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldfields. The operation comprises four plants. The Ergo and
Knights plants continue to operate as metallurgical plants. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants. The Crown plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations.
When assessing profitability, the CODM considers, inter alia, the revenue and production costs of each segment. The net of these amounts is the operating profit or loss. Therefore, operating profit has been disclosed in the segment report as the primary measure of profit or loss. The CODM also considered other costs that, in addition to the operating profit or loss, result in the working profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
19
OPERATING SEGMENTS
continued
Other
2016 reconciling
Amounts in R million Ergo items Total
Financial performance
Revenue
2,433.1 - 2,433.1
Cash operating costs (1,991.2) - (1,991.2)
Movement in gold in process (7.1) - (7.1)
Operating profit 434.8 - 434.8
Interest income 2.8 19.6 22.4
Interest expense (4.1) (0.5) (4.6)
Administration expenses and general costs (4.5) (82.7) (87.2)
Current tax (0.5) (5.1) (5.6)
Working profit/(loss) before capital expenditure 428.5 (68.7) 359.8
Additions to property, plant and equipment (100.0) - (100.0)
Additions to listed investments - (1.3) (1.3)
Working profit/(loss) after capital expenditure 328.5 (70.0) 258.5
Reconciliation of profit/(loss) for the year
Working profit/(loss) before capital expenditure
428.5 (68.7) 359.8
Depreciation (180.1) (0.1) (180.2)
Movement in provision for environmental rehabilitation (21.4) 2.1 (19.3)
Growth in environmental rehabilitation trust funds and reimbursive right 9.8 4.7 14.5
Profit on disposal of property, plant and equipment 9.3 1.2 10.5
Unwinding of provision for environmental rehabilitation (41.5) (1.5) (43.0)
Ongoing rehabilitation expenditure (27.8) - (27.8)
Net other operating (costs)/income (29.6) 18.3 (11.3)
Deferred tax (46.9) 5.6 (41.3)
Profit/(loss) for the year 100.3 (38.4) 61.9
Statement of cash flows
Cash flows from operating activities
414.8 1.1 415.9
Cash flows from investing activities (105.6) (1.6) (107.2)
Cash flows from financing activities (2.0) (279.1) (281.1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
19
OPERATING SEGMENTS
continued
Other
2015 reconciling
Amounts in R million Ergo items Total
Financial performance
Revenue
2,105.3 - 2,105.3
Cash operating costs (1,741.5) - (1,741.5)
Movement in gold in process 20.6 - 20.6
Operating profit 384.4 - 384.4
Interest income 0.8 13.6 14.4
Interest expense (3.1) (7.5) (10.6)
Retrenchment costs (2.8) (4.4) (7.2)
Administration expenses and general costs (3.5) (65.9) (69.4)
Current tax (1.1) 4.3 3.2
Working profit/(loss) before capital expenditure 374.7 (59.9) 314.8
Additions to property, plant and equipment (113.2) (0.1) (113.3)
Additions to reimbursive right (0.8) - (0.8)
Working profit/(loss) after capital expenditure 260.7 (60.0) 200.7
Reconciliation of profit/(loss) for the year
Working profit/(loss) before capital expenditure
374.7 (59.9) 314.8
Depreciation (193.1) (0.2) (193.3)
Movement in provision for environmental rehabilitation 15.8 4.6 20.4
Impairments (3.1) (4.8) (7.9)
Fair value adjustment on available-for-sale investment
reclassified to profit or loss
- 19.9 19.9
Profit on disposal of equity accounted investment - 5.9 5.9
Growth in environmental rehabilitation trust funds and reimbursive right 7.6 3.7 11.3
Profit on disposal of property, plant and equipment 2.3 10.8 13.1
Unwinding of provision for environmental rehabilitation (37.3) (1.7) (39.0)
Ongoing rehabilitation expenditure (30.6) (1.1) (31.7)
Net other operating costs (1.0) (12.4) (13.4)
Deferred tax (31.7) (0.2) (31.9)
Profit/(loss) for the year 103.6 (35.4) 68.2
Statement of cash flows
Cash flows from operating activities
284.9 (1.3) 283.6
Cash flows from investing activities (98.0) 60.3 (37.7)
Cash flows from financing activities (0.4) (130.1) (130.5)
20
INTEREST IN SUBSIDIARIES
ACCOUNTING POLICIES
Significant subsidiaries of the Group are those subsidiaries with the most significant contribution to the Group's profit or loss or assets.
Ergo Mining Proprietary Limited is the only significant subsidiary of the Group. It is primarily involved in the retreatment of surface gold and all of its operations are based in South Africa. Ergo Mining Proprietary Limited is a wholly owned subsidiary and is incorporated in South Africa.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
21
INVESTMENTS IN OTHER ENTITIES
ACCOUNTING POLICIES
Amounts in R million
Shares held % held
2017
2016
Listed investments (Fair value hierarchy Level 1):
8.6
8.9
West Wits Mining Limited ("WWM")
47 812 500
10.5%
8.6
8.9
Unlisted investments (Fair value hierarchy Level 3):
0.2
0.1
Rand Refinery Proprietary Limited ("Rand Refinery") (a)
44 438
11.0%
-
-
Guardrisk Insurance Company Limited (Cell Captive A170) ^
20
#
0.1
0.1
Chamber of Mines Building Company Proprietary Limited
30 160
3.0%
0.1
*
Rand Mutual Assurance Company Limited
1
#
-
-
8.8
9.0
Fair value adjustment on available for sale financial assets recognised in OCI
(0.3) 4.4
#
Represents a less than 1% shareholding.
(a) Rand Refinery
MARKET RISK
Other market price risk
FAIR VALUE OF FINANCIAL INSTRUMENTS
The valuations are based on either the net asset values of these companies, or the consideration of unobservable financial information which is compared to information available in the market regarding other market participants' view on the value of the company and constitute level 3 instruments on the fair value hierarchy.
Equity price risk arises from changes in quoted market prices of listed investments as well as changes in the fair value of unlisted investments due to changes in the underlying net asset values.
The fair value of listed investments are determined by reference to published price quotations from recognised securities exchanges and constitute level 1 instruments on the fair value hierarchy.
Unlisted investments
The Group’s listed and unlisted investments in equity securities are classified as available-for-sale financial assets.
^ Class A 170 shares are held in Guardrisk Insurance Company Limited that entitles the holder to 100% of the residual net equity of the Cell Captive A 170 after settlement of the reimbursive right.
Listed investments
The irrevocable, subordinated loan facility that was extended to Rand Refinery by its major shareholders was converted to redeemable preference shares on 5 June 2017. DRDGOLD's interest in Rand Refinery has therefore not been diluted as a result of the conversion, but the redeemable preference shares remain a significant commitment on the future cash flows of Rand Refinery.
The estimated fair value of the investment in Rand Refinery shares remains de minimis due to the uncertainty regarding Rand Refinery's future free cash flows and the lack of marketability of the shares held.
* Represents a less than R0.1 million carrying value.
These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses, are recognised in OCI.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
22
ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
SIGNIFICANT ACCOUNTING JUDGEMENTS
ACCOUNTING POLICIES
Amounts in R million Note 2017 2016
Assets held for sale
Property, plant and equipment*
- 5.8
Opening balance 5.8 0.8
Transferred (to)/from property, plant and equipment 7 (0.8) 5.0
Disposal (a) (5.0) -
Non-current investments and other assets - 9.2
Opening balance 9.2 8.6
Growth 4 0.7 0.6
Transferred to cash and cash equivalents in environmental rehabilitation trust fund 9 (9.9) -
- 15.0
* Consists of land that is carried at cost and is not depreciated.
Liabilities held for sale
Provisions
- 15.6
Opening balance 15.6 17.6
Unwinding of provision 5 1.2 1.5
Change in estimate of environmental rehabilitation recognised in profit or loss 3.1 - (2.1)
Environmental rehabilitation payments 11 - (1.4)
Transferred to provision for environmental rehabilitation 8 (16.8) -
- 15.6
(a) Property disposal
In line with the Group’s strategy to exit underground mining operations, management committed to a plan to sell certain of the underground mining and prospecting rights held by East Rand Proprietary Mines Limited ("ERPM") including the related liabilities late during the financial year ended 30 June 2014. Since that date, these assets and liabilities have been presented as a disposal Group held for sale from that date due to a sale being expected within 12 months.
All regulatory approvals required for this disposal have been obtained, with the exception of the approval required under
Section 11 of the Mineral and Petroleum Resource Development Act (Section 11 Approval) as a result of circumstances beyond ERPM’s control.
Based on recent regulatory developments in the South African mining industry negatively impacting sentiment and impeding growth and expansion in the South African mining industry, management believes that the probability of obtaining the Section 11 Approval is no longer “highly probable” as defined for the purpose of presenting the assets and liabilities sold as a disposal Group held for sale. These assets and liabilities have therefore been reclassified based on their underlying nature.
Non-current assets that cease to be classified as held for sale is measured at the lower of its carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation that would have been recognised had the asset (or disposal group) not been classified as held for sale, and its recoverable amount at the date of the subsequent decision not to sell.
Non-current assets, or disposal groups, cease to be classified as held for sale if it is not highly probable that they will be recovered primarily through sale rather than continuing use.
The assessment of whether the disposal is highly probable require the exercise of significant judgement and estimates of the outcome of future events that are not wholly within the control of the Group.
A property with a carrying value of R5 million was classified as held for sale based on a sales agreement entered during
June 2016. The disposal for R18 million was concluded during the current financial year.
DRDGOLD and the purchaser also concluded the restructure of the payment terms requested by the purchaser during the current financial year.
Management remains committed to the disposal and will continue to pursue its rights under the disposal agreement and the ultimate conclusion of the transaction.
Non-current assets, or disposal groups comprising non-current asset and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than continuing use.
Such assets, or disposal groups are measured at the lower of their carrying amount and fair value less cost to sell.
Impairment losses on initial application as held for sale and subsequent gains and losses on re-measurement are recognised in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
23
CONTINGENT LIABILITIES
SIGNIFICANT ACCOUNTING JUDGEMENTS
ACCOUNTING POLICIES
Occupational Lung Diseases
In light of the above there is inadequate information to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.
In January 2013, DRDGOLD, ERPM (“DRDGOLD Respondents”) and 23 other mining companies (“Other
Respondents”) (collectively referred to as "Respondents") were served with a court application issued in the High Court of South Africa (“Court") for a class certification (“Certification Application”) on behalf of former mineworkers and dependants of deceased mineworkers (“Applicants”). In the application the Applicants allege that the Respondents conducted underground mining operations in a negligent and complicit manner causing the former mineworkers to contract occupational lung diseases. The Applicants have as yet not quantified the amounts which they are demanding from the Respondents in damages.
On 13 May 2016, the Court granted an order for, inter alia (1) certification of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases (or the dependants of mineworkers who died of those diseases); and (2) that the common law be developed to provide that in instances where a claimant claiming general damages passed away, the claim for general damages will be transmitted to the estate of the deceased claimant.
The DRDGOLD Respondents served a notice of appeal against the aforementioned findings on 22 July 2016, and 27
September 2016 respectively. The appeal has been set down for hearing from 19 to 23 March 2018.
The Respondent companies formed a Working Group consisting of representatives from each company to consider and discuss issues pertaining to the action.
DRDGOLD withdrew from the Working Group in January 2016. The remaining members of the Working Group have since indicated that they would be seeking a possible settlement of the class action and have all raised accounting provisions at 30 June 2017 due to progress made by the Working Group towards settlement of the claims.
DRDGOLD took the view that it is too early to consider settlement of the matter, mainly for the following reasons:
• the Applicants have as yet not issued and served a summons (claim) in the matter;
• there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents;
• many principles upon which legal responsibility is founded, are required to be substantially developed by the trial court
(and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants.
A contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. A contingent liability may also be a present obligation arising from past events but is not recognised on the basis that an outflow of economic resources to settle the obligation is not viewed as probable, or the amount of the obligation cannot be reliably measured.
When the Group has a present obligation, an outflow of economic resources is assessed as probable and the Group can reliably measure the obligation, a provision is recognised.
Litigation and other judicial proceedings inherently entail complex legal issues that are subject to uncertainties and complexities and are subject to interpretation.
The assessment of whether an obligating event results in a liability or a contingent liability require the exercise of significant judgement of the outcome of future events that are not wholly within the control of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
23
CONTINGENT LIABILITIES
continued
Ekurhuleni Metropolitan Municipality ("Ekurhuleni") Electricity Tariff Dispute
Main Application
Urgent Application
Environmental
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
While the heads of agreement should not be seen as an unqualified endorsement of the state’s AMD solution, and do not affect our right to either challenge future directives or to implement our own initiatives should it become necessary, it is an encouraging development. Through this agreement, Ergo also secured the right to purchase up to 30 Mega
Litres ("Ml") of partially treated AMD from TCTA at cost, in order to reduce Ergo’s reliance on potable water for mining and processing purposes.
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
Subsequent to Ergo electing to pay the surcharge levied by the Municipality into the trust account of its attorneys, the
Municipality, on 25 May 2015 threatened to terminate the electricity supply at the Substation in terms of the provisions of the By-Laws described above. The Municipality was, furthermore, contending that Ergo was allegedly in arrears of its account and was seeking to employ its debt collection and credit control measures in relation to the alleged arrears.
Ergo proceeded to launch an urgent application at the South Gauteng High Court, Johannesburg, to interdict the
Municipality from terminating the electricity supply at the Substation. On 3 May 2016, the Court found in favour of Ergo and interdicted and prohibited the Municipality from terminating or otherwise interfering with the supply of electricity at the Substation. The Municipality subsequently, and ultimately, petitioned the Supreme Court of Appeal ("SCA") for leave to appeal against the judgment. The appeal hearing was heard by the full bench of the South Gauteng High
Court, Johannesburg on 20 and 21 June 2017. Judgment in respect thereof was handed down on 29 August 2017 and the full bench found in favour of the Municipality. Ergo filed its petition for leave to appeal to the SCA on 26 September
2017.
In December 2014, an application (in the Court) was filed and served on, inter alia , the Ekurhuleni Metropolitan
Municipality ("Municipality") and Eskom Holdings SOC Limited ("Eskom") in terms of which Ergo contends, amongst other things, that the Municipality does not “supply” electricity to Ergo from a “supply main” as contemplated in the
Municipality’s Electricity By-Laws of 2002 ("Main Application"). The Municipality is not licensed to supply electricity to
Ergo in terms of the Municipality’s Temporary Distribution Licence. The Municipality is not entitled to render tax invoices to Ergo for the supply and consumption of electricity from the substation. The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaflex rate. Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption therefore as determined by Eskom on a monthly basis. The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the bona fide and reasonable belief that the Municipality was competent to supply electricity to it. The hearing in respect of the Main Application has been set down for hearing on 5 December 2018.
Subsequent to December 2014 up to 30 June 2017, the Municipality has invoiced Ergo for approximately R91.8 million in surcharges of which R86.1 million has been paid into an attorney's trust account at 30 June 2017 pending the final determination of the Main Application. This amount paid into the attorneys’ trust account represents the difference between the Megaflex tariff and the surcharge levied by the Municipality.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
24
FINANCIAL INSTRUMENTS
Overview
CREDIT RISK
NOTE 9 INVESTMENTS IN REHABILITATION OBLIGATION FUNDS
NOTE 10 CASH AND CASH EQUIVALENTS
NOTE 12 TRADE AND OTHER RECEIVABLES
MARKET RISK
NOTE 2 REVENUE
NOTE 21 INVESTMENTS IN OTHER ENTITIES
Interest rate risk
NOTE 9 INVESTMENTS IN REHABILITATION OBLIGATION FUNDS
NOTE 10 CASH AND CASH EQUIVALENTS
The Group’s financial instruments do not represent a concentration of credit risk due to the exposure to credit risk being managed as disclosed in the follwing notes:
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk. In the ordinary course of business, the Group receives cash from its operations and is obliged to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. Lower interest rates result in lower returns on investments and deposits and also may have the effect of making it less expensive to borrow funds at then current rates.
Conversely, higher interest rates result in higher interest payments on loans and overdrafts.
Additional disclosures are included in the following notes:
Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates, interest rates and equity prices will affect the consolidated profit or loss or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns.
Additional disclosures are included in the following note:
Commodity price risk
Other market risk
Additional disclosures are included in the following note:
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.
The Group has exposure to credit risk, liquidity risks, as well as other market risks from its use of financial instruments.
This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives and policies and processes for measuring and managing risk. The Group’s management of capital is disclosed in note 17.
This note must be read with the quantitative disclosures included throughout these consolidated financial statements.
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
Financial risk management framework

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 30 June 2017
24
FINANCIAL INSTRUMENTS
continued
MARKET RISK continued
Foreign currency risk
NOTE 12 TRADE AND OTHER RECEIVABLES
NOTE 10 CASH AND CASH EQUIVALENTS
LIQUIDITY RISK
NOTE 13 TRADE AND OTHER PAYABLES
25
RELATED PARTIES
NOTE 16.2 RELATED PARTY TRANSACTIONS
NOTE 20
INTEREST IN SUBSIDIARIES
NOTE 18 EQUITY OF THE OWNERS OF THE PARENT
26
SUBSEQUENT EVENTS
There were no significant subsequent events between the year-end reporting date of 30 June 2017 and the date of issue of these financial statements other than included in the preceding notes to the consolidated financial statements.
The Group enters into transactions denominated in foreign currencies, such as gold sales denominated in US dollar, in the ordinary course of business. This exposes the Group to fluctuations in foreign currency exchange rates.
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
Additional disclosures are included in the following note:
Additional disclosures are included in the following notes:
Disclosures are included in the following notes:

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
(16)
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2016.
(17)
Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DRDGOLD LIMITED
By: /s/ D.J. Pretorius
D.J. Pretorius
Chief Executive Officer
By: /s/ A.J. Davel
A.J. Davel
Chief Financial Officer
Date: October 31, 2017