Form 20-F
period 2018-06-30
DRDGOLD LTD
filed 2018-10-31
CIK 1023512

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934
For the fiscal year ended June 30, 2018

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

                              As of June 30, 2018, the Registrant had outstanding 431,429,767 ordinary shares, of no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☑

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.       Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (section 232-405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☑   Non-accelerated filer ☐  Emerging growth company ☐

If any emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

 The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP  ☐   International Financial Reporting Standards as issued by the IASB  ☑    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

TABLE OF CONTENTS
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	77
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	77
ITEM 15.	CONTROLS AND PROCEDURES	77
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	78
ITEM 16B.	CODE OF ETHICS	78
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	78
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	79
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	79
ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	79
ITEM 16G.	CORPORATE GOVERNANCE	79
ITEM 16H.	MINE SAFETY DISCLOSURES	79

PART III
ITEM 17.	FINANCIAL STATEMENTS	80
ITEM 18.	FINANCIAL STATEMENTS	80
ITEM 19.	EXHIBITS	1

Preparation of Financial Information

                We are a South African company and currently all our operations are located in South Africa. Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) for the financial years ended June 30, 2018, 2017 and 2016 included in this report. All references to “dollars” or “$” herein are to United States Dollars and references to “rand” or “R” are to South African rands.

               Our consolidated financial statements included in this Annual Report are prepared in accordance with IFRS as issued by the IASB. All financial information, except as otherwise noted is stated in accordance with IFRS as issued by the IASB.

                We present our financial information in rand, which is our presentation and reporting currency. Solely for your convenience, this Annual Report contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R14.16 per $1.00, the noon buying rate in New York City on September 28, 2018.

               In this Annual Report, we present certain non-IFRS financial measures such as the financial items “cash operating costs per kilogram”, “all-in sustaining costs per kilogram” and “all-in costs per kilogram” which have been determined using industry guidelines promulgated by the World Gold Council, which we use to determine costs associated with producing gold, cash generating capacities of the mines and to monitor performance of our mining operations. An investor should not consider these items in isolation or as alternatives to, operating costs, profit/(loss) for the year or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council has provided definitions for the calculation of cash operating costs, the calculation of cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See Glossary of Terms and Explanations and Item 5A. Operating Results – “Cash operating costs, all-in sustaining costs and all-in costs” and “Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram”.

DRDGOLD Limited

                When used in this Annual Report, the term the “Company” refers to DRDGOLD Limited and the terms “we,” “our,” “us” or “the Group” refer to the Company and its subsidiaries, associates and joint ventures, as appropriate in the context.

Acquisition of WRTRP Assets from Sibanye-Stillwater

               On July 31, 2018, we completed the acquisition of the gold assets associated with Sibanye Gold Limited, trading as Sibanye-Stillwater’s (“Sibanye-Stillwater”) West Rand Tailings Retreatment Project (WRTRP), to be known going forward as Far West Gold Recoveries Proprietary Limited (FWGR).  This acquisition represents a significant increase in our assets, which we expect will impact our results in future years.  In connection with the acquisition, we issued to Sibanye-Stillwater new shares equal to 38.05% of outstanding shares, and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares for a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value (the “Sibanye-Stillwater option”).

Special Note Regarding Forward-Looking Statements

                This Annual Report contains certain “forward-looking” statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, regarding expected future events or other expected future financial performance and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Some of these forward-looking statements include phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “should,” or “will continue,” or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions, including statements in connection with, or relating to, among other things:

•         our reserve calculations and underlying assumptions;

•         the trend information discussed in Item 5D.- Trend Information, including target gold production and cash operating costs;

•         estimated future throughput capacity and production;

•         expected trends in our gold production as well as the demand for and the price of gold;

•         our anticipated labor, electricity, water, crude oil and steel costs;

•         our ability to fund our operations in the next 12 months including our anticipated commitments;

•         estimated production costs, cash operating costs  per ounce, all-in sustaining costs per ounce and all-in costs per ounce;

•         expectations on future gold price, supply and pricing trends;

•         expected gold production and cash operating costs expected in fiscal year 2019;

•         our subsidiaries’ prospects in litigation and disputes;

•         statements with respect to WRTRP assets acquired from Sibanye-Stillwater and the option granted to Sibanye-Stillwater; and

•         expected effective gold mining tax rate.

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

•         changes in our competitive position;

•         changes in, or that affect our business strategy;

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

•         future performance relating to the WRTRP assets and whether or not the Sibanye-Stillwater option is exercised; and

•         various other factors, including those set forth in Item 3D. Risk Factors.

               For a discussion of such risks, see Item 3D. Risk Factors. The risk factors described in Item 3D. could affect our future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

               Investors are cautioned not to place undue reliance on these forward‑looking statements, which speak only as of the date thereof. We do not undertake any obligation to update publicly or release any revisions to these forward‑looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Special Note Regarding Links to External, or Third-party Websites

                Links to external, or third-party websites, are provided solely for convenience. We take no responsibility whatsoever for any third-party information contained in such third-party websites, and we specifically disclaim adoption or incorporation by reference of such information into this report.

Imperial units of measure and metric equivalents

                The table below sets forth units stated in this document, which are measured in Imperial and Metric.

Metric	Imperial	Imperial	Metric
1 metric tonne	1.10229 short tons	1 short ton	0.9072 metric tonnes
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	31.10353 grams
1 kilometer	0.62150 miles	1 mile	1.609 kilometers
1 meter	3.28084 feet	1 foot	0.3048 meters
1 liter	0.26420 gallons	1 gallon	3.785 liters
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimeter	0.39370 inches	1 inch	2.54 centimeters
1 gram/tonne	0.0292 ounces/ton	1 ounce/ton	34.28 grams/tonnes
0 degree Celsius	32 degrees Fahrenheit	0 degrees Fahrenheit	- 18 degrees Celsius

Glossary of Terms and Explanations

The table below sets forth a glossary of terms used in this Annual Report:

Administration expenses and other costs excluding non-recurring items	Administration expenses and other costs excluding loss on disposal of property, plant and equipment and transaction costs.
All-in sustaining costs per kilogram

All-in sustaining costs is a measure on which guidance is provided by the World Gold Council and include cash operating costs of production, plus movement in gold in process on a sales basis, corporate administration expenses and other (costs)/income, the accretion of rehabilitation costs and sustaining capital expenditure. Costs other than those listed above are excluded. All-in sustaining costs per kilogram are calculated by dividing total all-in sustaining costs by kilograms of gold produced. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.

All-in costs per kilogram

All-in costs is a measure on which guidance is provided by the World Gold Council and include all-in sustaining costs, retrenchment costs, care and maintenance costs, ongoing rehabilitation expenditure, growth capital expenditure and capital recoupments. Costs other than those listed above are excluded. All-in costs per kilogram are calculated by dividing total all-in costs by kilograms of gold produced. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.

Assaying	The chemical testing process of rock samples to determine mineral content.
$/oz	US dollar per ounce.
Called gold content	The theoretical gold content of material processed.
Capital expenditure	Purchases of property, plant and equipment paid in cash.
Care and maintenance	Costs to ensure that the Ore Reserves are open, serviceable and legally compliant after active mining activity at a shaft has ceased.
Cash operating costs of production

Cash operating costs of production are operating costs less ongoing rehabilitation expenses, care and maintenance costs and net other operating costs/(income). This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.

Cash operating costs per kilogram

Cash operating costs are operating costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash operating costs per kilogram are calculated by dividing cash operating costs by kilograms of gold produced. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.

Cut‑off grade	The minimum in-situ grade of ore blocks for which the cash operating costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
CIL Circuit	Carbon-in-leach circuit.
Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
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

Doré	Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.
EBITDA	Earnings before interest, tax, depreciation and amortisation.
Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per tonne of ore.
Growth capital expenditure

Capital expenditures that are not sustaining capital expenditure. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.

g/t	Grams per tonne.
Metallurgical plant	A processing plant (mill) erected to treat ore and extract the contained gold.
Mine call factor	The gold content recovered expressed as a percentage of the called gold content.
Mt	Million tons.
Ore	A mixture of valuable and worthless materials from which the extraction of at least one mineral is technically and economically viable.
Other operating costs / (income)	Expenses incurred, and income generated in the course of operating activities, which are not directly attributable to production activities.
Pay-limit	The minimum in-situ grade of ore blocks or sites for which cash operating costs, including all overhead costs, are equal to a projected gold price per ounce.
Operating costs	Operating costs are cost of sales less depreciation, change in estimate of rehabilitation provision, movement in gold in process and retrenchment costs.
Proven Ore Reserves

Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of Ore Reserves are well established.

Probable Ore Reserves

Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Ore Reserves, is high enough to assume continuity between points of observation.

oz/t	Ounces per ton.
Refining	The final purification process of a metal or mineral.
Rehabilitation	The process of restoring mined land to a condition approximating its original state.
Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sediment	The deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Slimes	The tailings discharged from a processing plant after the valuable minerals have been recovered.
Sustaining capital expenditure

Sustaining capital expenditure are those capital expenditures that are necessary to maintain current gold production. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.

t’000	Tonnes in thousands.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam	A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage/Tonne

Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold‑bearing material in‑situ or quantities of ore and waste material mined, transported or milled.

Tpm	Tonne per month.
Yield	The amount of recovered gold from production generally expressed in ounces or grams per ton or tonne of ore.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

                Not applicable.

ITEM 3. KEY INFORMATION

3A. SELECTED FINANCIAL DATA

                The following selected consolidated financial data as at 30 June 2018 and 2017 and for the years ended 30 June 2018, 2017 and 2016 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by KPMG Inc.  The selected consolidated financial data as at June 30, 2016, 2015 and 2014, and for the years ended June 30, 2015 and 2014 is derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with IFRS,  as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5. Operating and Financial Review and Prospects and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

	Selected Consolidated Financial Data
	(in millions, except share, per share and ounce data)

	Year ended June 30,
	2018[1]	2018	2017	2016	2015	2014
	$’m	R'm	R'm	R'm	R'm	R'm
Profit or loss Data
Revenue	175.9	2 490.4	2,339.9	2,433.1	2,105.3	1,809.4
Results from operating activities	3.7	52.0	(24.5)	119.6	94.9	(12.6)
Profit/(loss) for the year attributable to equity owners of the parent	0.5	6.5	13.7	61.9	67.8	(45.8)

Per Share Data
Basic earnings/(loss) per share (cents)	0.1	1.5	3.2	14.7	17.4	(12.0)
Diluted earnings/(loss) per share (cents)	0.1	1.5	3.2	14.7	17.4	(12.0)

Dividends proposed per share for the year (ZAR cents)		5.0	5.0	62.0	10.0	2.0
Dividends proposed per American Depositary Shares for the year (USD cents)		4.2	3.7	45.2	6.5	1.6
Exchange rate (USD1:ZAR) [1]		14.16	13.51	13.72	13.82	10.42
Intraday high (USD1:ZAR)		14.57	14.75	16.87	12.58	11.39
Intraday low (USD1:ZAR)		11.50	12.42	12.24	10.50	9.50
Number of shares issued as at June 30	431 429 767	431 429 767	431 429 767	431 429 767	430 883 767	385 383 767

Statement of financial position data
Total assets	166.8	2 360.4	2,287.4	2,419.1	2,503.0	2,440.7
Equity (Net assets)	89.5	1 267.3	1,302.4	1,339.6	1,529.9	1,481.2
Ordinary share capital ²	295.1	4 177.2	4,177.2	4,177.2	4,180.9	4,088.5

	2018	2018	2018	2018	2018	2018
	September	August	July	June	May	April
Exchange Rate Data
Intraday high (USD1:ZAR)	15.69	15.47	13.92	14.00	12.89	12.53
Intraday low (USD1:ZAR)	13.99	13.16	13.07	12.50	12.17	11.78

[1]Translations into Dollars in this table are for the purpose of convenience only and are computed at the noon buying rate in New York City at September 28, 2018 of R14.16 per $1.00, or the annual average as noted. You should not view such translations as a representation that such amounts represent actual Dollar amounts. All other translations in this Annual Report are based on exchanges rates quoted by local financial service providers.  This line item has been prepared in accordance with Item 3.A(3) of Form 20-F.

[2]Ordinary share capital as of June 30, 2018 is stated after the deduction of R50.7 million (2017 and 2016: R50.7 million) share capital relating to treasury shares held by the Group.

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

               Due to the marginal nature of our operations any sustained decline in the market price of gold would adversely affect us, and any decline in the price of gold below the cost of production could result in the closure of some or all of our operations which would result in significant costs and expenditure, such as, incurring retrenchment costs earlier than expected which could lead to a decline in profits, or losses. In addition, as most of our production costs are in rands, while gold is sold in dollars and then converted to rands, our results of operation and financial condition have been and could be in the future materially affected by an appreciation in the value of the rand. Accordingly, any sustained decline in the price of gold and/or the strengthening of the South African rand against the dollar would negatively and adversely affect our business, operating results and financial condition.

               We typically do not enter into forward contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements of the rand. We sell gold at spot prices based on the afternoon London Bullion Market fixing price on the day of delivery. We sell our foreign currency at the spot price in the market on the date of trade. If the dollar gold price should fall and/or the rand should strengthen against the dollar, this would adversely affect us, and we may experience losses, and if these changes result in revenue below our cost of production and remain at such levels for any sustained period, we may be forced to curtail or suspend some or all our operations. We might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.

               Exchange rates are influenced by global economic trends. In fiscal year 2018, the closing price of the rand against the dollar weakened by 5%. In fiscal year 2017 the closing price of the rand against the dollar strengthened by 11% compared to the prior year. In fiscal year 2016 the closing price of the rand weakened against the dollar by 21% compared to the prior year. At September 30, 2018 the rand traded at R14.14 = $1.00 (based on closing rates), a 3% weakening of the rand against the Dollar from June 30, 2018.

               A decrease in the dollar gold price and/or a strengthening of the rand against the dollar would result in a decrease in our profitability as was the case in fiscal year 2018. For all periods presented, all of our production was from South Africa. If the rand was to appreciate against the dollar for a continued time, our operations could experience a reduction in cash flow and profitability and this would adversely affect our business, operating results and financial condition.

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

               Our Ore Reserves (imperial) increased from 3.0 million ounces at June 30, 2017, to 3.3 million ounces at June 30, 2018, mainly because of a drilling program and pre-feasibility study (“PFS”) that commenced during September 2016 and continued into fiscal year 2018, aimed at re-evaluating our surface gold tailings and specifically performing drilling on the Rooikraal tailings deposition facility in fiscal 2018. The increase was offset by depletion through ongoing mining activities.

               Our Ore Reserves (imperial) increased from 1.8 million ounces at June 30, 2016, to 3.0 million ounces at June 30, 2017, mainly because of a drilling program and PFS that commenced during September 2016 aimed at re-evaluating our surface gold tailings. The increase was offset by depletion through ongoing mining activities and other survey adjustments.

               Our Ore Reserves (imperial) decreased from 1.9 million ounces at June 30, 2016, to 1.8 million ounces at June 30, 2017, mainly because of depletion through ongoing mining activities.

               We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire, including the acquisition of WRTRP assets

               Our future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. The ability to complete such transactions may be hindered by a number of factors, including potential difficulties in obtaining government approvals. Our acquisitions, such as and including our acquisition of the WRTRP assets from Sibanye-Stillwater effective from July 31, 2018, could fail to achieve our financial or strategic objectives, disrupt our ongoing business and adversely impact our results of operations.

               Any acquisition that we do make would pose risks related to the integration of the new business or technology with our business and organization. We cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our management from day-to-day operations of our existing business. Furthermore, we may have difficulty integrating employees, business systems, and technology. The controls, processes and procedures of acquired businesses may also not adequately ensure compliance with laws and regulations and we may fail to identify compliance issues or liabilities. Our business, financial condition and results of operations may be materially and adversely affected if we fail to coordinate our resources effectively to manage both our existing operations and any businesses we acquire.  Acquisitions can also result in unforeseen liabilities.

               Moreover, our resources are limited and our decision to pursue a transaction has opportunity costs; accordingly, if we pursue a particular transaction, we may need to forgo the prospect of entering into other transactions that could help us achieve our financial or strategic objectives.

               Our large projects, most notably the development of FWGR, are subject to schedule delays and cost overruns, and we may face constraints in financing our existing projects or new business opportunities, which could render our projects unviable or less profitable than planned

               The development of our projects are capital intensive processes carried out over long durations and requires us to commit significant capital expenditure and allocate considerable management resources in utilising our existing experience and know-how.

               Projects like the development of FWGR is subject to the risk of delays and cost overruns which are inherent in any large construction project including, inter alia:

•  shortages or unforeseen increases in the cost of equipment, labor and raw materials;

•  unforeseen design and engineering problems;

•  unforeseen construction problems;

•  inadequate phasing of activities;

•  labor disputes;

•  inadequate workforce planning or productivity of workforce;

•  inadequate change management practices;

•  natural disasters and adverse weather conditions;

•  failure or delay of third-party service providers; and

•  changes to regulations, such as environmental regulations.

               In addition, significant variations in the assumptions we make in assessing the viability of our projects, including those relating to commodity prices, exchange rates, interest rates, inflation rates and discount rates may adversely affect the profitability or even the viability of our projects.

               As the development of FWGR is particularly material to DRDGOLD, significant cost overruns or adverse changes in assumptions affecting the viability of the project could have a material adverse effect on our business, cash flows, financial condition and prospects. The uncertainty and volatility in the market makes it more difficult to accurately evaluate the project economics and increases the risk that the assumptions underlying our assessment of the viability of the project may prove correct.

               Our operating cash flow and banking facilities may be insufficient to meet our capital expenditure plans and requirements, depending on the timing and cost of development of our existing projects and any further projects we may pursue, as well as our operating performance and the utilisation of our banking facilities. As a result, new sources of capital may be needed to meet the funding requirements of these projects and to fund ongoing business activities. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, our credit rating, our gearing and other risk metrics, the condition of the financial markets, future gold prices, the prospects for our industry, our operational performance and operating cash flow and debt position, among other factors.

               In the event of unanticipated operating or financial challenges, any dislocation in financial markets or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities and pay dividends, could be constrained, any of which could have a material adverse effect on our business, operating results cash flows and financial condition.

               We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

               Management’s estimates on future cash flows are subject to risks and uncertainties, such as the rand gold price, production volumes, recovered grades and costs. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from financing and we cannot guarantee that any such financing would be permitted under the terms of our existing financing arrangements, or would be available on acceptable terms, or at all. If we do not generate sufficient cash flows or have access to adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or meet our working capital requirements may be adversely affected.

We have incurred losses in the past and may incur losses in the future.

               We realized a profit of R6.5 million for fiscal year 2018, R13.7 million for fiscal year 2017 and R61.9 million for fiscal year 2016.

               Our profits and cash flows of our operations are directly exposed to the rand gold price and input costs as we do not generally hedge. Such exposure and other factors could result in us incurring losses in the future, which would have a material adverse effect on our business, operating results and financial condition.

               Any interruption in gold production at Ergo, currently our only mining operation generating cash flows, will have an adverse effect on the Company.

               As at September 30, 2018, we have one mining operation generating cash flows, namely Ergo.

                Ergo’s processing plants, pump stations and the Brakpan/Withok Tailings Deposition Facility ("Brakpan/Withok TDF") are linked through pipeline infrastructure. The Ergo plant is currently our major processing plant.

               The Ergo plant, pipeline infrastructure and the Brakpan/Withok TDF are exposed to numerous risks, including operational down time due to planned or unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production as a result of decreases in extraction efficiencies due to imbalances in the metallurgical process as well as inconsistent volume throughput.

               Our operations are also exposed to severe weather events that could interrupt production. It is believed that the long-term upward trend in global temperature is directly correlated with the increase in global severe weather events both in terms of magnitude and frequency.

               For example, fiscal year 2015 brought a very strong El Nino event that is believed to be the cause of drought conditions in South Africa. Municipalities where we operate put in place water consumption restrictions with penalties if restrictions are not adhered to. The drought ended in late calendar 2016 which resulted in the relevant water restrictions being lifted, but future droughts could result in similar restrictions.

               Severe thunderstorms and high winds may also cause damage to operation infrastructure that may in turn cause an interruption in the production of gold.  Although freeboard on the Brakpan/Withok TDF is continually monitored to maintain acceptable levels, such monitoring may not provide adequate warning if the facility is exposed to significant rainfall. Such incidents and other weather events may damage the facility and cause the interruption of deposition and gold production until the facility is repaired or alternative deposition is brought on line.

               Each of these or other weather conditions or other interruptions could have a material adverse effect on our business, operating results and financial condition.

Increased production costs could have an adverse effect  on our results of operations.

               We may not be able to accurately predict and contain further increases in our production costs. Production costs are affected by, inter alia:

•  labor stability, productivity and increases in labor costs;

•  increases in electricity and water prices;

•  increases in crude oil and steel prices;

•  unforeseen changes in ore grades and recoveries;

•  unexpected changes in the quality or quantity of reserves;

•  technical production issues;

•  environmental and industrial accidents;

•  gold theft;

•  environmental factors; and

•  pollution.

Our production costs consist mainly of materials including reagents and steel, labor, electricity, specialized service providers, water, fuels, lubricants and other oil and petroleum based products. Production costs have in the past, and could in the future, increase at rates in excess of our annual expected inflation rate and result in the restructuring of these operations at substantial cost.

               On April 9, 2018, Ergo signed a one year extension of the 2016/18 Wage Agreement with the Majority Unions for an average increase of 8.2% per annum across our workforce with individual increases ranging from 7-10% per annum. The next round of wages and conditions of employment negotiations will commence in June 2019.

               The 2016/18 Wage Agreement does not include FWGR employees whose wage increases are currently being negotiated.

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

               We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate group Provision for Environmental Rehabilitation at a net present value of R553.4 million which is included in our statement of financial position as at June 30, 2018 (Refer to Item 18. ‘‘Financial Statements - Note 10 – Provision for environmental rehabilitation”). However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We fund these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds or funds held in insurance instruments established for our operations. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to prosecution, litigation and potentially significant liabilities.

               Damage to tailings dams and excessive maintenance and rehabilitation costs could result in lower production and health, safety and environmental liabilities.

Our tailings facilities are exposed to numerous risks and events, the occurrence of which may result in the failure, breach or damage of such a facility. These may include sabotage, failure by our employees to adhere to the codes of practice and natural disasters such as excessive rainfall and seismic events, any of which could force us to stop or limit operations. In addition, the dams could overflow or a side wall could collapse and the health and safety of our employees and communities living around these dams could be jeopardized. In the event of damage to our tailings facilities, our operations will be adversely affected and this in turn could have a material adverse effect on our business, operating results and financial condition.

Due to the nature of our business, our operations face extensive health and safety risks.

Gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury, to employees. According to section 54 of the Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. Health and safety incidents could lead to mine operations being halted and that will increase our unit production costs, which could have a material adverse effect on our business, operating results and financial condition.

1010

               Events may occur for which we are not insured which could affect our cash flows and profitability.

               Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure or are not insured, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. The insured value for property and loss of profits due to business interruption is R6.4 billion, with a total loss limit of R650 million for the 2018 financial year. Business interruption is only covered from the time the loss occurs and is subject to time and amount deductibles that vary between categories.

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

A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations.

We rely on the accuracy, availability and security of our information technology systems. Despite the measures that we have implemented, including those related to cyber security, our systems could be breached or damaged by computer viruses and systems attacks, natural or man-made incidents, disasters or unauthorized physical or electronic access.

               Any system failure, accident or security breach could result in business disruption, theft of our intellectual property, trade secrets (including our proprietary technology), unauthorized access to, or disclosure of, personnel or supplier information, corruption of our data or of our systems, reputational damage or litigation. We may also be required to incur significant cost to protect against or repair the damage caused by these disruptions or security breaches in the future, including, for example, rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or actions, paying damages, or taking other remedial steps with respect to third parties.

               These threats are constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures. While we seek to detect and investigate all unauthorized attempts and attacks against our network, and to prevent their recurrence where practicable through changes to our internal processes and tools, we remain potentially vulnerable to additional known or unknown threats. In some instances, we may be unaware of an incident or its magnitude and effects. While we also seek to periodically review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, we cannot guarantee that we will not be susceptible to new and emerging risks and attacks in the evolving landscape of cybersecurity threats.

               In addition, from time to time, we implement updates to our information technology systems and software, which can disrupt or shutdown our information technology systems. Information technology system disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on our operations.

1111

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

               During fiscal year 2018 the gold price reached a high of U$1 366 per ounce and a low of U$1 204. Our profitability may be negatively impacted by a decline in the gold price as we incur losses when revenue from gold sales drops below the cost of production for an extended period.

               Economic conditions may adversely affect the profitability of the Group’s operations.

The outlook for the global economy remains uncertain. Economic conditions remain volatile and the demand for resources is uncertain. The uncertainty in the outlook of resources generally and of gold may result in tightened credit markets, reduced liquidity and extreme volatility in fixed income, credit, currency and equity markets. Such conditions may adversely affect the Group’s business. For example, tightening credit conditions may make it more difficult for the Group to obtain financing on commercially acceptable terms or make it more likely that one or more of our key suppliers may become insolvent and lead to a supply chain breakdown.

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

               Because of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our operations. The costs incurred on exploration activities that do not identify commercially exploitable reserves of gold are not likely to be recovered and therefore are likely to be impaired.

There is uncertainty with our Ore Reserve estimates.

               Our Ore Reserve figures described in this document are the best estimates of our current management as of the dates stated and are reported in accordance with the requirements of Industry Guide 7 of the SEC. These estimates may not reflect actual reserves or future production.

1212

               Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our reserve estimates to decline. Moreover, if the rand price of gold declines, or stabilizes at a price that is lower than recent levels, or if our labor, water, steel, electricity and other production costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves, particularly those containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the ability to reclaim our Ore Reserves, at the required rate, such as an interruption or reduction in the supply of electricity or a shortage of water may have the effect that we are unable to achieve critical mass, which may render the recovery of Ore Reserve, or parts of the Ore Reserve no longer feasible, which could negatively affect production rate and costs and decrease our profitability during any given period. Estimates of reserves are based on drilling results and because unforeseen conditions may occur in these mine dumps that may not have been identified by the drilling results, the actual results may vary from the initial estimates. These factors have and could result in reductions in our Ore Reserve estimates and as a result, our production, which could in turn adversely impact the total value of our mining asset base and our business, operating results and financial condition.

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

               Inflation can adversely affect us.

               The inflation rate in South Africa is relatively high compared to developed, industrialized countries. As of June 2018, the annual Consumer Price Inflation Index, or CPI, stood at 4.6% compared to 5.1% in June 2017 and 6.3% in June 2016. Annual CPI was 4.9% as at September 30, 2018. Higher inflation in South Africa would result in an increase in our operational costs in rand, unless such inflation is accompanied by a concurrent devaluation of the rand against the dollar or an increase in the dollar price of gold. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could reduce our profitability.

 The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect on the results of our operations and our financial condition.

In January 2013, DRDGOLD, East Rand Proprietary Mines Limited (“ERPM”) (“DRDGOLD Respondents”) and 23 other mining companies (“Other Respondents”) (collectively referred to as "Respondents") were served with a court application issued in the High Court of South Africa (“Court") for a class certification (“Certification Application”) on behalf of former mineworkers and dependents of deceased mineworkers (“Applicants”). In the application the Applicants allege that the Respondents conducted underground mining operations in a negligent and complicit manner causing the former mineworkers to contract occupational lung diseases. The Applicants have as yet not quantified the amounts which they are demanding from the Respondents in damages.

In May, 2016 the Court granted an order for, inter alia, (1) certification of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases (or the dependants of mineworkers who died of those diseases); and (2) that the common law be developed to provide that in instances where a claimant claiming general damages passed away, the claim for general damages will be transmitted to the estate of the deceased claimant. This order did not represent a ruling on the merits of the Application brought against the Respondents.

An application for leave to appeal to the Supreme Court of Appeal (“SCA”) was brought by each of the respondent mining companies against the judgment of the Court, specifically on the allegations of the certification and transmissibility of damages to the estate of a deceased mineworker.

In June 2016, the Court granted leave to appeal to the SCA against the transmissibility of damages but refused leave to appeal in respect of the certification.

The DRDGOLD Respondents (together with each of the Working Group companies) served a notice of appeal to petition the SCA against the order for certification and the transmissibility of damages. The SCA granted leave to appeal thereto on both issues in September 2016.

The appeal to the SCA was set down for hearing in March 2018 but was subsequently postponed by agreement between the Applicants and the Respondent companies in light of progress made by the Working Group described below. The SCA endorsed and upheld the postponement.

The Respondent companies formed a Working Group consisting of representatives from each company to consider and discuss issues pertaining to the action. DRDGOLD withdrew from the Working Group in January 2016.

The remaining members of the Working Group have all raised accounting provisions during the calendar year 2017 due to progress made by the Working Group towards a possible settlement with the Applicants. In May 2018, the remaining members of the Working Group announced that a mediated settlement agreement had been reached. The agreement is subject to certain conditions, including the approval by the South African High Court after which an effective date of the agreement will be set.

DRDGOLD is not a party to the Working Group’s mediated settlement agreement and maintains the view that it is too early to consider settlement of the matter, mainly for the following reasons:

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

               Power stoppages or shortages or increases in the cost of power could negatively affect our results and financial condition.

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

1414

Eskom is currently experiencing financial difficulties which include, inter alia, the chairman of the board citing serious concerns around the power utility’s long-term viability and status as a going concern as disclosed in its 2018 Integrated Report, a decrease in the demand for its electricity from consumers and its growing outstanding debt owing from local municipalities, who are both Eskom’s distribution agents and its largest customer. Accordingly, the security of future power supply as well as the cost thereof, remains a risk and may have major implications for our operational process, which may result in significant production losses.

While such power supply disruptions have not had a material impact on our production in recent years, the country’s current reserve capacity may be insufficient and the risk of electricity stoppages is expected to continue for the foreseeable future. Supply interruptions because of this as well as an aging and poorly maintained distribution grid may pose a significant risk to the operations.

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

               Electricity tariffs increased as follows: from April 1, 2016 an average tariff increase of 9.4% and from April 1, 2017 an average tariff increase of 2.2% and from April 1, 2018 an average tariff increase of 5.2%. These increases have had an adverse effect on our production costs and similar or higher future increases could have a material adverse effect on our operating results and financial condition.

Possible scarcity of water may negatively affect our operations.

South Africa faces water shortages, which may lead to the revision of water usage strategies by several sectors in the South African economy, including electricity generation and municipalities. This may result in rationing or increased water costs in the future. Such changes would adversely impact our surface retreatment operations, which use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities. In addition, as our gold plants and piping infrastructure were designed to carry certain minimum throughputs, any reductions in the volumes of available water may require us to adjust production at these operations.

DRDGOLD invested R22 million in the construction of a filtration plant at the Rondebult Waste Water Works (operated by the East Rand Water Care Company) to treat sewage water to reduce the use of potable water. This water is used both to reclaim and carry production materials and also, ultimately, to irrigate rehabilitation vegetation at a significantly lower cost than that of potable water. The plant was commissioned in early fiscal year 2016 and has capacity to provide Ergo with 10 Mega Litres (“Ml”) a day from the Rondebult sewage treatment facility. However, due to the deterioration of the local government authorities’ infrastructure, the expected quantity of sewerage is not reaching the treatment facility and as a result Ergo is not able to extract the full design capacity of 10 Ml of water a day. It is not certain if and when the flow of sewerage will be normalised.

DRDGOLD installed new gland service infrastructure at the Ergo plant during October 2016 to allow for the use of recycled process water for gland service requirements. This initiative has resulted in the reduction of approximately 70Ml a month in potable water use.

The Central Water Facility was commissioned at a cost of R29.5 million during the last quarter of Fiscal year 2017 to store and distribute water sourced from Rondebult waste water treatment works, treated Acid Mine Drainage (“AMD”) water from Trans-Caledon Tunnel Authority (“TCTA”) and recycled water from our Brakpan/Withok Tailings Deposition Facility. The Centrally Located Water Facility is a closed circuit and allows us to distribute water more efficiently throughout the operations.

As part of the Heads of agreement signed between EMO, Ergo, ERPM and TCTA in December 2012, Ergo secured the right to purchase up to 30Ml of partially treated AMD from TCTA at cost, in order to reduce Ergo’s reliance on potable water for mining and processing purposes. AMD water entered our system for the first time in fiscal year 2017.

There is no assurance that these measures will be sufficient to alleviate the water scarcity issues we face.

1515

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

               The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 and the Mineral and Petroleum Resources Royalty Act (Administration), No.29 of 2008 govern royalty rates for gold mining in South Africa. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the taxed entity. The royalty is payable on old unconverted mining rights and new converted mining rights. Based on a legal opinion the Company obtained, mine dumps created before the enactment of the Mineral and Petroleum Resources Development Act (“MPRDA”) fall outside the ambit of this royalty and consequently the Company does not pay any royalty on any dumps created prior to the MPRDA. Introduction of further revenue based royalties or any adverse future tax reforms could have an adverse effect on our business, operating results and financial condition.

               Failure to comply with the requirements of the Broad Based Socio-Economic Empowerment Charter could have an adverse effect on our business, operating results and financial condition of our operations.

               The Broad Based Socio‑Economic Empowerment Charter for the South African Mining Industry (“Mining Charter”) (effective from 20014) established certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa. The goals set by the Mining Charter include that each mining company must achieve 15% ownership by historically disadvantaged South Africans, or HDSA, of its South African mining assets within five years and 26% ownership within ten years, in each case, from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at market value.

               In September 2010, the Department of Mineral Resources (“DMR”) released amendments to the Mining Charter. The intention behind the amendments to the Mining Charter was to clarify certain ambiguities and uncertainties which existed under the Mining Charter and to provide more specific targets. It was this latter Mining Charter which the DMR applied to assess compliance with socio-economic transformation objectives. The goals set by the amendments to the Mining Charter include: minimum 26% HDSA ownership by March 2015; procurement of a minimum 40% of capital goods, 50% of consumer goods and 70% of services from Black Economic Empowerment, or BEE, entities by March 2015; minimum 40% HDSA representation at each of executive management level, senior management level, middle management level, junior management level and core and critical skills levels; minimum 3% investment of annual payroll in skills training; investment in community development; and attaining an occupancy rate of one person per room in on-site accommodation.

                There is now a new Mining Charter in place, which was gazetted in September 2018, and supersedes all previous iterations thereof.  For detailed discussion, see Item 4B. Business Overview – Governmental regulations and their effect on our business –  The Broad Based Socio-Economic Empowerment Charter.

Government policies in South Africa may adversely impact our operations and profits related to financial provisioning for rehabilitation.

               An amendment to the MPRDA was first proposed in 2013. The amendment bill, if implemented, would have had a material adverse impact on the Group's estimated financial provisions for environmental remediation and management due to the proposed inclusion of historic and old mine dumps in the definition of “residue stockpiles” as well as the extension of the liability for rehabilitation beyond the issuance of a closure certificate and the requirement to maintain financial provision for closed sites for a period of 20 years after a site is closed. The MPRDA Amendment Bill was withdrawn in August 2018 by the Minister of Mineral Resources, citing, amongst other things, the adequacy of the current MPRDA to deal with all regulatory matter pertaining to the mining and petroleum industries.

               New Financial Provisioning Regulations (“FPR”) were published on November 20, 2015 under the National Environmental Management Act, 107 of 1998 (“NEMA”) and became effective from the date of publication thereof. Proposed amendments to the FPRs were published for public comment GNR 1228 GG 41236 of November 10, 2017 (“Draft Regulations”), which seek to address some challenges relating to the implementation thereof. Under these FRPs to be implemented by the DMR, existing environmental rehabilitation trust funds may only be used for post closure activities and may no longer be utilised for their intended purpose of concurrent and final rehabilitation and closure. Further amendments were made to the FPR on September 21, 2018, which extends the period of compliance with the FPR to February 19, 2020. This is likely to affect the amount of funds set aside for financial provision for rehabilitation of the mine. See discussion in 4.B. Business Overview – Governmental regulations and their effect on our business – Financial Provision for Rehabilitation.

1616

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

               The Income Tax Act No 58 of 1962, or the ITA, contains certain ring-fencing provisions in section 36 specifically relating to different mines regarding the deduction of certain capital expenditure and the carry over to subsequent years. After the restructuring of the surface operations, effective July 1, 2012, Ergo is treated as one taxpaying operation pursuant to the relevant ring-fencing legislation. It is expected that FWGR will also be treated as one taxpaying operation pursuant to the relevant ring-fencing legislation. In the event that we are unsuccessful in confirming our position or should the South African Receiver of Revenue have a different interpretation of section 36 of the ITA, it could have an adverse effect on our business, operating results and financial condition.

                Assessment of unredeemed capital expenditure by the South African Receiver of Revenue could have an adverse effect on the business, operating results and financial condition of our operations.

               Capital expenditure is assessed by the South African Receiver of Revenue when it is redeemed against taxable mining income rather than when it is incurred. A different interpretation by the South African Receiver of Revenue could have an adverse effect on our business, operating results and financial condition.

               Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

               Labor costs constituted 19% of our production costs for fiscal year 2018 (2017: 17% and 2016: 18%). As of June 30, 2018, our Ergo operations provided full-time employment for 862 employees while our main service providers deployed an additional 1 426 employees to our operations, of whom approximately 91% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We are also susceptible to strikes by workers from time to time, which result in disruptions to our mining operations.

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

               We use a third party service provider for the management of our reclamation sites as well as the Deposition facility at Brakpan/Withok TDF. Any labor unrest or other significant issue at this third party service provider may impact the operation of this facility.

Such events at our operations or at our reclamation sites could have an adverse effect on our business, operating results and financial condition.

1717

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

               We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.

               The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non- U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with the FCPA and other applicable anti-bribery laws. Our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we would investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits, reputational harm or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

               We face risks with respect to compliance with the FCPA and similar anti-bribery laws through our acquisition of new companies and the due diligence we perform in connection with an acquisition may not be sufficient to enable us fully to assess an acquired company’s historic compliance with applicable regulations. Furthermore, our post-acquisition integration efforts may not be adequate to ensure our system of internal controls and procedures are fully adopted and adhered to by acquired entities, resulting in increased risks of non-compliance with applicable anti-bribery laws.

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

1818

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

On April 1, 2012, the South African Government replaced Secondary Tax on Companies (then 10%) with a 15% withholding tax on dividends and other distributions payable to shareholders. The dividend withholding tax rate was increased to 20%, effective from February 22, 2017.  The withholding tax reduces the amount of dividends or other distributions received by our shareholders. Any further increases in such tax will further reduce net dividends received by our shareholders.

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

Control by principal shareholders could adversely affect our other shareholders.

On July 31, 2018, 265 million ordinary shares were issued to Sibanye-Stillwater as settlement of the purchase consideration for the acquisition of the WRTRP Assets. As part of this acquisition, Sibanye-Stillwater was granted an option to subscribe for further shares to achieve a 50.1% shareholding at a 10% discount to the prevailing market value for a period of 2 years from the effective date of the acquisition. As a result, Sibanye-Stillwater currently beneficially owns approximately 38.05% of our outstanding ordinary shares and voting power and this may increase to 50.1%. Sibanye-Stillwater therefore has the ability to control, or exert a significant influence over, our board of directors, and will continue to have significant influence over our affairs for the foreseeable future, including with respect to the election of directors, the consummation of significant corporate transactions, such as an amendment of our constitution, a  merger or other sale of our company or our assets, and all matters requiring shareholder approval. In certain circumstances, Sibanye-Stillwater’s interests as a principal shareholder may conflict with the interests of our other shareholders and Sibanye-Stillwater’s ability to exercise control, or exert significant influence, over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests. In addition, any sale or expected sale of some or all the shares held by Sibanye-Stillwater could have an adverse impact on our stock price.

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

1919

ITEM 4. INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

               DRDGOLD Limited, or DRDGOLD, is a South African domiciled company that holds assets engaged in surface gold tailings retreatment in South Africa including exploration, extraction, processing and smelting.

               We are a public limited liability company, incorporated on February 16, 1895, as Durban Roodepoort Deep, Limited. On December 3, 2004, the company changed its name from Durban Roodepoort Deep Limited to DRDGOLD Limited. Our operations have focused on South Africa's West Witwatersrand Basin, which has been a gold producing region for over 120 years.

               Our shares and/or related instruments trade on the JSE, New York Stock Exchange, the Over The Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The Company’s shares were delisted from the Marché Libre Paris effective May 30, 2018.

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

                Our operations primarily consist of Ergo. It also includes the historic Crown operations (which were restructured into Ergo during fiscal year 2012 and have substantially been rehabilitated as at the end of fiscal year 2018) as well as ERPM which is currently under care and maintenance.

               On July 31, 2018, we completed the acquisition of certain gold surface processing assets and tailing storage facilities that include Driefontein 3 and 5, Kloof 1, Venterspost North and South, Libanon, Driefontein 4, Driefontein 2 plant, Driefontein 3 plant, WRTRP pilot plant, and land required for the future development of a central processing plant, regional tailings storage facility and return water dam (together, the “WRTRP Assets”) associated with Sibanye-Stillwater’s WRTRP, to be known going forward as FWGR.  This acquisition represents a significant increase in our assets, which will impact our results in future years.  In connection with the acquisition, we issued to Sibanye-Stillwater new shares equal to 38.05% of outstanding shares and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares for a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value. For more information regarding this acquisition please see our Form 6-K, dated November 22, 2017 "Proposed Transaction to acquire the WRTRP assets from Sibanye-Stillwater, waiver of mandatory offer and cautionary announcement", incorporated by reference herein and Item 10C. Material Contracts.

               For a detailed description of the assets acquired see Item 4D. Property, Plant and Equipment.

Ergo

               Ergo was formed in June 2007. Ergo is the surface tailings retreatment operation consisting of what was historically the Crown Gold Recoveries Proprietary Limited (Crown), East Rand Proprietary Mines Limited's (ERPM) Cason Dump operation and the ErgoGold business units which are now collectively referred to as Ergo. On July 1, 2012, Ergo acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface operations. Also as part of this restructuring, Ergo acquired DRDGOLD's 35% interest in ErgoGold.

               The flotation and fine-grind project, commissioned during fiscal year 2014, is designed to improve extraction efficiencies which are derived from the separation of gold contained within the sulfides of the tailings material by subjecting the treated material to a flotation circuit, further regrinding and a leach circuit.

               The refurbishment of the remaining five carbon-in-leach tanks was completed during September 2015 to increase volume capacity by approximately 0.3Mtpm to a total of 2.1Mtpm.

               Capital expenditure is mainly financed through cash resources and operational cash flows while financing for significant growth projects may be obtained through specific financing arrangements if required.

2020

Brakpan/Withok TDF expansion

Ergo has the technology to fine-grind gold-bearing material to achieve recovery efficiencies previously outside the reach of typical metallurgical processing. Although we pump processing material from as far as 60km away, most of our tailings mine residue recovery sites are based in the vicinity of Ergo, including our surface and pipeline infrastructure. This is a key focus of DRDGOLD’s operations. We have typically processed 1.8Mt of material through the Ergo plant every month. In order to extend the life of our Ergo operation, it is necessary to increase residue tailings deposition capacity at our Brakpan/Withok TDF.

A legal review of the existing authorizations was undertaken for increasing the deposition capacity of the Brakpan/Withok TDF. The results indicated that most of the current authorizations are sufficient, however certain documentation would need to be amended. We expect this could increase the potential deposition capacity by approximately 800Mt, and thus, our life of mine from 12 years to more than 20 years. For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item 4D. Property, Plant and Equipment, and Item 5B. Liquidity and Capital Resources.

ERPM

               ERPM, which consists of an underground mine which has been under care and maintenance since fiscal year 2009, and ERPM Extension 1 and 2 exploration tenements, were acquired in October, 2002. Underground mining at ERPM was halted in October 2008. On July 1, 2012, ERPM sold its surface mining assets and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo as part of the restructuring of our surface operations.

In line with the Group’s strategy to exit underground mining operations, ERPM entered into an agreement to sell certain of the underground mining and prospecting rights held by ERPM including the related liabilities during the financial year ended 30 June 2014 subject to conditions, including regulatory approvals.

The last outstanding regulatory approval, being the approval under Section 11 of the Mineral and Petroleum Resource Development Act was not fulfilled by the purchaser. Management decided not to provide any further extension to the purchaser and accordingly the agreement in respect of the disposal of these underground mining and prospecting rights, including the related liabilities, lapsed.

The R2 million breakage fee, equal to the transaction costs incurred, plus R0.8 million interest accrued thereon was paid to ERPM on September 5, 2018.

Crown

               Crown was acquired on September 14, 1998. Crown exploited various surface sources, including sand and slime tailings deposited as part of previous mining operations. On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo as part of the restructuring of our surface operations. Due to the depletion of ore reserves in the western Witwatersrand, we took the decision at the end of fiscal year 2016 that in fiscal year 2017 we would complete the recovery of material from a number of Crown reclamation sites and to close the Crown plant. This plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations.

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

               On July 31, 2018, we completed the acquisition of the gold assets associated with Sibanye-Stillwater’s WRTRP, to be known going forward as FWGR.  This acquisition represents a significant increase in our assets.

During the fiscal years presented in this Annual Report, all of our operations took place in one geographic region, namely South Africa.

2121

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

The average gold spot price increased by 3% from $1 257 per ounce to $1 297 per ounce during fiscal year 2018 after having increased by 8% from $1 167 per ounce to $1 257 per ounce during the fiscal year 2017 and having decreased by 5% from $1 224 per ounce to $1 167 per ounce during the fiscal year 2016. The average gold price received by us for fiscal year 2018 decreased by 3% to R534 344 per kilogram compared to the previous year at R548 268 per kilogram.

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

All of our revenue is generated in South Africa. Our total revenue for year ended June 30, 2018 amounted to R2 490.4 million (2017: R2 339.9 million and 2016: R2 433.1 million).

               All gold we produce is sold on our behalf by Rand Refinery Proprietary Limited (Rand Refinery) in accordance with a refining agreement entered into in October 2001 and updated in July 2018. The gold bars which we produce consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to Rand Refinery for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. Rand Refinery then sells the gold on the same day as delivery, for the London afternoon fixed dollar price, with the dollar proceeds remitted to us within two days. In exchange for this service we pay Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. We own 11% (fiscal year 2017 and 2016: 11%) of Rand Refinery.

2222

Ore Reserves

Ore Reserve estimates in this Annual Report are reported in accordance with the requirements of the SEC’s Industry Guide 7. Accordingly, as of the date of reporting, all ore reserves are planned to be mined under the life of mine plan within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of this report, all ore reserves are covered by required permits and governmental approvals. See Item 4D. Property, Plant and Equipment for a description of the rights in relation to each mine.

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

Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.

	2018		2017		2016
	Three-year average	Prevailing gold price	Three-year average gold price	Prevailing gold price	Three-year average gold price	Prevailing gold price
Reserve gold price –$/oz	1 240	1 328	1,216	1,280	1,228	1,293
Reserve gold price –R/kg	543 327	550 411	514,785	565,000	475,268	591,697
Exchange rate –R/$	13.63	12.90	13.17	13.73	12.03	14.23

Our Ore Reserves (imperial) increased from 2.99 million ounces at June 30, 2017, to 3.28 million ounces at June 30, 2018, mainly because of a drilling program and pre-feasibility study (“PFS”) that commenced during September 2016 and continued into fiscal year 2018, aimed at re-evaluating our surface gold tailings, and specifically due to drilling performed on the Rooikraal tailings deposition facility in fiscal 2018. The increase was offset by depletion through ongoing mining activities. The life of mine for Ergo based on proven and probable ore reserves under Industry Guide 7 of the SEC as at June 30, 2018, was 12 years and the life of mine as at June 30, 2017, 12 years.

2323

DRDGOLD's Ore Reserves as of June 30, 2018 and 2017 are set forth in the tables below.

Ore Reserves: Imperial
	At June 30, 2018						At June 30, 2017
	Proven Ore Reserves			Probable Ore Reserves			Proven Ore Reserves			Probable Ore Reserves
	Tons	Grade	Gold Content	Tons	Grade	Gold Content	Tons	Grade	Gold Content	Tons	Grade	Gold Content
	(mill)	(oz/ton)	('000 ozs)	(mill)	(oz/ton)	('000 ozs)	(mill)	(oz/ton)	('000 ozs)	(mill)	(oz/ton)	('000 ozs)

Ergo[1]
Surface	74.988	0.01	663	291 198	0.01	2 617	99.691	0.01	881	230.136	0.01	2 110
Total[1]	74.988	0.01	663	291 198	0.01	2 617	99.691	0.01	881	230.136	0.01	2 110

Ore reserves: Metric
	At June 30, 2018						At June 30, 2017
	Proven Ore Reserves			Probable Ore Reserves			Proven Ore Reserves			Probable Ore Reserves
	Tonnes	Grade	Gold Content	Tonnes	Grade	Gold Content	Tonnes	Grade	Gold Content	Tonnes	Grade	Gold Content
	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)

Ergo[1]
Surface	68.03	0.303	20.590	264.17	0.308	81.300	90.44	0.303	27.414	208.782	0.314	65.621
Total[1]	68.03	0.303	20.590	264.17	0.308	81.300	90.44	0.303	27.414	208.782	0.314	65.621

[1] The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of tons delivered to the plant.

24

             The measurement and classification of our Proven and Probable Ore Reserves are sensitive to an extent to the fluctuation of the rand gold price. If we had used different rand gold prices than the three-year average prices at the time of ore reserve determination, as of June 30, 2018 and 2017 respectively, we would not have had significantly different ore reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different rand gold prices as detailed below, our Ore Reserves as of June 30, 2018 and 2017 would be as follows:

Year ended June 30, 2018	Three-year average gold price	Prevailing price	10% Below prevailing price	10% Above prevailing price
Rand gold price per kilogram	543 527	550 411	495 370	605 452
Dollar gold price per ounce	1 240	1 328	1 195	1 461
Ore Reserves (million ounces)	3.28	3.28	3.28	3.28

Year ended June 30, 2017	Three-year average gold price	Prevailing price	10% Below prevailing price	10% Above prevailing price
Rand gold price per kilogram	514 785	565 000	508 500	621 500
Dollar gold price per ounce	1 216	1 280	1 152	1 408
Ore Reserves (million ounces)	3.0	3.0	2.9	3.0
	The approximate mining recovery factors for the 2018 ore reserves shown in the above table are as follows:

		Metallurgical
	Mine Call Factor	recovery factory
	(%)	(%)
Ergo	100	48

	The approximate mining recovery factors for the 2017 ore reserves shown in the above table are as follows:

		Metallurgical
	Mine Call Factor	recovery factory
	(%)	(%)
Ergo	95	47.4

The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2018 and 2017, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.
	Proven	Probable
	Reserves	Reserves
Ergo	328 ft. by 328 ft.	328 ft. by 328 ft.

	The pay-limit grades based on the three year average dollar price for gold amounting to R543,527 and costs used to determine reserves as of June 30, 2018, are as follows:
		Costs used to determine pay-
	Pay-limit grade (g/t)	limit grade (R/t)
Ergo	0.224	58.41

	The pay-limit grades based on the three year average dollar price for gold amounting to R514,785 and costs used to determine reserves as of June 30, 2017, are as follows:
		Costs used to determine pay-
Ergo	Pay-limit grade (g/t)	limit grade (R/t)
	0.284	65.95

	We apply the pay-limit approach to the mineralized material database of our business in order to determine the tonnage and grade available for mining.

25

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

Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002

               Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRDA. In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and a social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRDA on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRDA mining rights are not perpetual, but endure for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to five years, with one further period of renewal of three years. Applications for conversion of our old order rights were submitted to the DMR within the requisite time periods. As at September 30, 2018, all of our Ergo operation’s old order mining rights have been converted into new order rights under the terms of the MPRDA.

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

               In recognition of the Mining Charter’s objectives of transforming the mining industry by increasing the number of black people in the industry to reflect the country’s population demographics, to empower and enable them to meaningfully participate in and sustain the growth of the economy, thereby advancing equal opportunity and equitable income distribution, we have achieved our commitment to ownership compliance with the MPRDA through our existing black economic empowerment structure with Khumo Gold and the DRDSA Empowerment Trust. Our black economic empowerment partners, Khumo Gold and the DRDSA Empowerment Trust, hold 4% and 2%, respectively, in DRDGOLD Limited. (See Item 4C. Organizational Structure).

               The mining industry in South Africa is extensively regulated through legislation and regulations issued by government’s administrative bodies. These involve directives with respect to health and safety, mining and exploration of minerals, and managing the impact of mining operations on the environment. A change in regulatory or government policies could adversely affect our business.

               On September 27, 2018 the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (“Mining Charter 2018”) was published in Government Gazette No. 41934 of Government Notice No. 639 on September 27, 2018 superseding and replacing all previous charters, including the Reviewed Broad-Based Black Economic Empowerment Charter for the South African Mining and Minerals Industry, 2016 (“Mining Charter III”).

2626

               Mining Charter 2018 requires an enduring 30% BEE interest in respect of new mining rights. It also has extensive provisions in respect of HDP representation at board and management, as well provisions relating to local procurement of goods and services. The procurement target of the total spend on services from South African companies has been pegged at 80% (up from 70% in Mining Charter III) and 60% of the aggregate spend thereof must be apportioned to BEE entrepreneurs.

               Key provisions of Mining Charter 2018, which are welcomed by the industry are:

•              The conditional acceptance of the continued consequences of previous compliance of the BEE ownership threshold of 26% in respect of existing mining rights;

•              Of the 30% HDP ownership component, qualifying employees and communities are each to hold a 5% carried interest (as opposed to a free carry interest as per Mining Charter III)  the cost of which may be recovered by the mining right holder from the development of the asset. The community interest in turn may be offset by way of an equity equivalent;

•              Removal of the so-called 1% of EBITDA trickle dividend provided for in Mining Charter III; and

•              The removal of provisions requiring community and employee representation at board level.

Elements of Mining Charter 2018 which we consider unfortunate, and which will be the topic of ongoing discussion with the DMR,  are:

•              that the continuing consequences of HDP ownership are not recognized for transfers of mining rights; and

•              that a top up of HDP ownership back to 30% is required for the renewal of existing rights.

               DRDGOLD is a member for the Minerals Council who has noted a material improvement on Mining Charter 2018, but still expresses concern on its ability to promote growth and attract investment.

               The Minerals Council provided, on behalf of its members, its preliminary response on October 3, 2018 and welcomed the publication of the Mining Charter and indirectly that it broadly supports its purpose and content. The Minerals Council noted that the Mining Charter is the product of substantial engagement between key stakeholders and is a compromise that reflects different difficult choices that have been made. This Mining Charter provides a better balance between the mutually reinforcing concepts of promoting competitiveness and transformation.

Mine Health and Safety Regulation

               The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and, to this end, imposes various duties on us at our mines and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. The Act was amended in 2009 and the amendments to the Act dealt with inter alia the stoppage of production and increase punitive measures including increased financial fines and legal liability of mine management. Some of the more important new provisions in the 2009 amendment bill are the insertion of a new section 50(7A) that obliges an inspector to impose a prohibition on the further functioning of a site where a person’s death, serious injury or illness to a person or a health threatening occurrence has occurred; a new section 86A(1) creating a new offence for any person who contravenes or fails to comply with the provisions of the Mine Health and Safety Act thereby causing a person’s death or serious injury or illness to a person. Subsection (3) further provides that (a) the “fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission”; and that (b) “the defense of ignorance or mistake by any person accused cannot be permitted”; or that (c) “the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted”; a new section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines have also been increased. Any owner convicted in terms of section 86 or 86A may be sentenced to “withdrawal or suspension of the permit” or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fine for other offences and for administrative fines have all been increased, with the highest being R1 million.

               Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependents for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers of the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal year 2018, we contributed approximately R3.7 million under the COID Act (2017: R3.6 million and 2016: R3.4 million) to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

               Under the Occupational Diseases in Mines and Works Act, 1973 (as amended), or the Occupational Diseases Act, the multi-employer fund pays compensation to employees of mines performing “risk work,” usually in circumstances where the employee is exposed to dust, gases, vapors, chemical substances or other working conditions which are potentially harmful, or if the employee contracts a “compensatable disease,” which includes pneumoconiosis, tuberculosis, or a permanent obstruction of the airways. No employee is entitled to benefits under the Occupational Diseases Act for any disease for which compensation has been received or is still to be received under the COID Act. These payment requirements are based on a combination of the employee costs and claims made during the fiscal year.

2727

               Uranium and radon are often encountered during the ordinary course of gold mining operations in South Africa, and present potential risks for radiation exposure of workers at those operations and the public to radiation in the nearby vicinity. We monitor our uranium and radon emissions for compliance with all local laws and regulations pertaining to uranium and radon management and under the current legislative exposure limits prescribed for workers and the public, under the Nuclear Energy Act, 1999 (as amended) and Regulations from the National Nuclear Regulator.

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

               We believe that our environmental risks have been addressed in EMPs which have been submitted to the DMR for approval. Additionally, key environmental issues have been prioritized and are being addressed through active management input and support as well as progress measured in terms of activity schedules and timescales determined for each activity.

               Our existing reporting and controls framework is consistent with the additional reporting and assessment requirements of the MPRDA.

               Amendment Bill to the MPRDA

               On March 6, 2014 the South African Parliament approved an Amendment Bill to the MPRDA. The Bill will come into effect once signed by the President of the Republic of South Africa. Some of the more important changes introduced by the Bill is to allow the holder of a Mining Right to also mine “associated minerals” not specifically included in the Mining Right; it addresses anti-competitive conduct by requiring the Minister of Minerals to refuse an application for exploration rights if it will cause a “concentration of rights” as defined in the Bill; historic and old mine dumps are to be included in the definition of “residue stockpiles” and certain rehabilitation obligations are created in respect of the discarded mines to which they pertain; and liability for rehabilitation will extend beyond the issuance of a closure certificate and financial provision for closed sites will be required to be maintained for a period of 20 years after a site is closed. Should the amendment bill to the MPRDA be enacted in its currently proposed form, the latter three amendments referred to above may have a fundamental impact on the Group's estimated environmental provisions.

                The Bill was finally withdrawn by the Minister of Mineral Resources on 22 August 2018, citing, amongst other things, that there were no inherent inhibitions from the subsistence of the MPRDA in current form.

               Financial Provision for Rehabilitation

               We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We fund these environmental rehabilitation costs by irrevocable contributions to environmental trust funds that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2018, we held a total of R118.0 million (2017: R110.5 million) in trust, the balance held in each fund being R107.5 million (2017: R100.6 million) for Ergo and R10.5 million (2017: R9.9 million) for ERPM. Trustee meetings are held as required and quarterly reports on the financial status of the funds, are submitted to our board of directors. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

               Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the operational life of mine, the MPRDA assumes a fully compliant fund at any given time. Insurance instruments may also be utilized to make up the shortfall in available cash funds subject to the DMR’s consent. The Company has subsequently made use of approved insurance products for a portion of its rehabilitation liabilities. As of June 30, 2018, we held a total of R126.0 million (2017: R117.2 million) in funds held in insurance instruments. As at June 30, 2018 guarantees amounting to R427.3 million (2017: R427.3 million) were issued to the DMR.

               The provision for environmental rehabilitation for the group was R553.4 million at June 30, 2018, compared to R531.7 million at June 30, 2017. The provision for environmental rehabilitation for the group at June 30, 2016 consisted of R522.9 million included in provision for environmental rehabilitation as well as R15.6 million included in liabilities classified as held for sale.

2828

               New Financial Provisioning Regulations (“FPR”) were promulgated on November 20, 2015 under the National Environmental Management Act, 107 of 1998 (“NEMA”) by the Department of Environmental Affairs (“DEA”). Proposed amendments to the FPRs were published for public comment GNR 1228 GG 41236 of 10 November 2017 (“Draft Regulations”), which seek to address some challenges relating to the implementation thereof.

               Under the FRPs to be implemented by the DMR, existing environmental rehabilitation trust funds, of which DRDGOLD has R118.0 million, may be used only for post closure activities and may no longer be utilized for their intended purpose of concurrent and final rehabilitation on closure. As a result, new provisions will have to be made for these activities.

               Further amendments to the FPR, 2015 (“Proposed Amendments”) were published on Friday, 21 September 2018, which extends the compliance therewith to 19 February 2020.

               The Proposed Amendments, in their current form and which are still subject to the approval of the DMR and Treasury, allow under certain circumstances for the withdrawal against financial provision (which is currently not contemplated in the FPR, 2015). It is therefore uncertain whether these provisions relating to withdrawal will remain in their current form, or at all, in the draft which the DEA is aiming to publish for comment in November 2018.

               Regulation 5(4) of the Proposed Amendments states that the determination of financial provision must be undertaken by a specialist, which according to the definitions listed in the Proposed Amendments is an “independent person”. Regulation 10 of the Proposed Amendments further requires the annual review and re-assessment of financial provision by an independent specialist, which in terms of Regulation 11 of the Proposed Amendments must also be audited by an independent auditor. The Proposed Amendments do not require that the annual review and re-assessment of financial provision be audited by a financial auditor.

4C. ORGANIZATIONAL STRUCTURE

                The following chart shows our principal subsidiaries as of September 30, 2018. All of our subsidiaries are incorporated in South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the majority of the investments directly or indirectly as indicated below. During fiscal year 2018, we completed a reorganization of some of our subsidiaries to simplify our group structure. Refer to Exhibit 8.1 for a list of our significant subsidiaries.

2929

4D. PROPERTY, PLANT AND EQUIPMENT

Description of Significant Subsidiaries' Properties and Mining Operations, September 2018

FWGR

Overview

               On July 31, 2018, we acquired surface gold processing assets and tailing storage facilities that include Driefontein 3 and 5, Kloof 1, Venterspost North and South, Libanon, Driefontein 4, Driefontein 2 plant, Driefontein 3 plant, WRTRP pilot plant, and land for the development of a central processing plant, regional tailings storage facility and return water dam (together, the “WRTRP Assets”) associated with Sibanye-Stillwater’s WRTRP, to be known going forward as FWGR.  This acquisition represents a significant increase in our assets, which will impact our results in future years.  In connection with the acquisition, we issued to Sibanye-Stillwater new shares equal to 38.05% of outstanding shares and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares for a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value. For more information regarding this acquisition refer to our Form 6-K, dated November 22, 2017 "Proposed Transaction to acquire the WRTRP assets from Sibanye-Stillwater, waiver of mandatory offer and cautionary announcement", incorporated by reference herein and Item 10C. Material Contracts. We acquired the following assets as a result of the acquisition:

Asset	Description
Additional tailings dams	Movable surface tailings dams which form part of the gold assets of the WRTRP Assets and which include Driefontein Dumps 3 and 5, Kloof 1, Venterspost North and South and Libanon Dump.
DP2 Plant

The Driefontein 2 Plant which is located on Portion 6 of Farm Blyvooruitzicht No 116 Registration Division I.Q. and Remainder of Portion 1 of the Farm Driefontein No 113, Registration Division I.Q., Gauteng Province.

The DP2 Plant processes surface rock dumps (“SRD”) material, which is delivered by rail and truck. Throughput is achieved through two Semi-Autogenous Grinding (“SAG”) mills and a ball milling circuit, cyanide leaching and a Cleaning-in-place (“CIP”) plant. A Carbon-in-leach circuit was commissioned in 2014 at DP2 Plant to improve recoveries by replacing the aging CIP circuit.

DP3 Plant

The Driefontein 3 Plant which is located on Portion 6 of Farm Blyvooruitzicht No 116, Registration Division I.Q., Gauteng Province.  The DP3 Plant was originally designed as a uranium plant, but was converted to process low-grade surface rock in 1998. Similar to DP2 Plant, SRD ore is delivered by rail and truck. This plant has four SAG mills followed by cyanide leaching and a CIP circuit.

Driefontein 4	The current active tailings deposition facility which forms part of the gold assets of the WRTRP Assets.

Pilot Plant

The moveable LogiProc pilot plant established to test the processes, techniques and assumptions made in the definitive level design of the full scale retreatment of dumps as part of the WRTRP Assets and located at Driefontein 1 Plant.

Plan and Materials

Any and all drawings, plans, studies (including feasibility studies of a geological or geotechnical nature), surveys, reports (including sampling and assaying reports), maps (including geophysical,  geological and/or drill maps), statements, schedules and other data in whatever form of a financial, technical, labour, marketing,  administrative, accounting or other matters pertaining to the WRTRP Assets.

Transferring Land

The land upon which:

·  the proposed Central Processing Plant (“CPP”) will be located after the subdivision of the Farm Rietfontein No 347  Registration Division I.Q. Portion 35 and 73, Gauteng  Province;  and

·  the Regional Tailing Storage Facility and Return Water Dam will  be located and which is proposed to form part of the WRTRP Assets.

Active Tailings Dams	The Driefontein 1 and 2, Kloof 2 and Leeudoorn currently active tailings dams will also be transferred, for no additional consideration, once they have been decommissioned by Sibanye-Stillwater.
Licences to Operate

All the licences, permits, permissions, management plans and reports, as well as amendments, variations or modifications thereof from time to time necessary for Sibanye-Stillwater to operate the WRTRP Assets lawfully.

Access Rights

The grant of access to DRDGOLD of the:

·  Driefontein 10 shaft;

·  Kloof 10 shaft located in the Kloof mining area that is subject to the Kloof Mining Right, for the purpose of pumping and  supplying, at the cost of WRTRP, the required quantities of water, as licenced, for the WRTRP Assets;

·  rights, servitudes and agreements for installation, supply and distribution and maintenance of power supply; existing and proposed pipeline routes; servitudes; wayleaves and surface right permits; and

·  Driefontein  1 Gold Plant for the purpose of accessing the Pilot Plant.

3030

Ergo

Overview

               We own 100% of Ergo. Ergo is a surface tailings retreatment operation operating across central and east Johannesburg. In order to improve synergies, effect cost savings and establish a simpler group structure, DRDGOLD restructured the Group’s surface operations (Crown, ERPM’s Cason Dump surface operation and ErgoGold) into Ergo with effect from July 1, 2012. ERPM’s Cason Dump surface tailings retreatment operation was depleted in the first half of fiscal year 2015. At June 30, 2018, Ergo employed 862 full-time employees. In addition, specialist service providers deployed a further 1 426 employees to our operations bringing the total number of in-house and outsourced employees to 2 288 (at June 30, 2017: 2,215; at June 30, 2016: 2,484).

Properties

               The Ergo plant is located approximately 43 miles (70 kilometers) east of the Johannesburg’s central business district in the province of Gauteng on land owned by Ergo. Access to the Ergo plant is via the Ergo Road on the N17 Johannesburg-Springs motorway. As of June 30, 2018, and September 2018, no encumbrances exist on Ergo's property.

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

               The Crown Mines operation was located on the West Wits line within the Central Goldfield of the Witwatersrand Basin, approximately 6 miles (10 kilometers) west of the Johannesburg central business district in the province of Gauteng. Access is via Xavier Road on the M1 Johannesburg-Kimberley-Bloemfontein highway. However, over a period of more than 30 years our ore reserves in the western Witwatersrand had become depleted. We therefore took a decision at the end of fiscal year 2016 that in fiscal year 2017 we would complete the recovery of material from a number of Crown reclamation sites and to close the Crown plant. This plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations. By the end of fiscal year 2018, most of the Crown sites had been cleared and the rehabilitation of the Crown plant site, has substantially been completed.

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

2008	Ergo Phase 1 was launched comprising the refurbishment and recomissioning of the Ergo plant’s first CIL circuit and the retreatment of the Elsburg and Benoni tailings complexes.
DRDGOLD acquired Mintails SA’s stake in ErgoGold for R277.0 million.
2009	Ergo Phase 1 commissioning continued; first feeder line to the Ergo Plant from Elsburg tailings complex came into operation.
Ergo Phase 2 exploration drilling for gold, uranium and acid completed.
2010	DRDGOLD acquired control of Ergo through the acquisition of Mintails SA’s 50% in Ergo for R82.1 million.
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
2013

To improve synergies, effect cost savings and implement a simpler group structure DRDGOLD restructured the Group’s surface operations into Ergo on July 1, 2012, which consisted of Crown, the surface operations of ERPM and ErgoGold. Construction and commissioning of the Ergo flotation/fine-grind plant (FFG) was completed in late December 2013.

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

3131

History of Crown (consolidated into Ergo on July 1, 2012)
1979-2012	Crown was an operating mine
2013	On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo.
2015	Ministerial consent in terms of section 11(2) of the MPRDA to cede the converted mining rights of Crown to Ergo was obtained and in August 2015 the converted mining rights were registered.
2017	Crown plant ceased all operations in March 2017 and final rehabilitation of the site commenced.

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

               Crown Plant:  Commissioned in 1982, this surface/underground plant comprises a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré. In June 2012, the gold extraction portion of the Crown plant was discontinued. It continued to screen, mill and thicken material before being pumped to the Ergo plant for the final extraction of gold up to March 2017 when all operations were ceased at this plant. The rehabilitation of the Crown plant site has substantially been completed by the end of fiscal year 2018.

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

3232

                As of June 30, 2018, the net book value of Ergo’s mining assets was R1 410.7 million (2017: R1,484.0 million).

Capital Expenditure

                For a discussion of capital expenditures in fiscal years 2016, 2017 and 2018, see "Item 5.A. Operating and Financial Review and Prospects—Capital expenditure".

               Currently there are no material plans to construct or further expand Ergo’s facilities other than optimising and maintaining existing facilities.  Capital expenditure is financed through cash resources and operational cash flows while financing for significant growth projects may be obtained through specific financing arrangements if required. For a summary of capital expenditure, see Item 5A. Operating Results.

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

While the ultimate amount of rehabilitation costs to be incurred is uncertain, we have estimated that the total cost for Ergo, in current monetary terms as at June 30, 2018 is approximately R535.9 million. As at June 30, 2018, a total of R107.5 million is held in the Ergo Rehabilitation Trust Fund, previously called the Crown Rehabilitation Trust Fund, which is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa. In addition, a total of R47.8 million is held in insurance instruments.

Ore Reserves

               As at June 30, 2018, our Proven and Probable Ore Reserves of Ergo was 3.3 million ounces. As at June 30, 2017 Proven and Probable Ore Reserves was 3.0 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Mr. Gary Viljoen is the designated competent person in terms of the SAMREC Code responsible for the compilation and reporting of ore reserves. Ore reserves were independently reviewed by Red Bush Geoservices Proprietary Limited (Red Bush) for compliance with the SAMREC Code, the National Instrument 43-101 and the United States Securities and Exchange Commission (SEC) Industry Guide 7.

3332

Production

               For fiscal year 2018, we achieved an increase in production from  137 114 ounces to  150 423 ounces mainly due to the average yield that increased from 0.171g/t to 0.193g/t. This was mainly a consequence of (i) not having treated material from the Crown sites during fiscal year 2018 compared to fiscal year 2017 during which material from various Crown sites was treated until the said Crown sites were closed, as well as (ii) processing higher grade material reclaimed from the 5A9 and 4L30 dumps through the Knights Plant. Volume throughput decreased during fiscal year 2018 to 24.3Mt compared to 25.0Mt in fiscal year 2017.

               Cash operating costs in fiscal year 2018 was down $4 per ounce from $1,122 in fiscal year 2017 to $1,118 per ounce mainly due to the increased production.

The following table details certain production and financial results of the Group (consisting of the production results of Ergo) for the past three fiscal years.
	2018	2017	2016
Production (imperial)
Ore milled ('000 tons)	24 281	24 958	24 842
Recovered grade (oz/ton)	0.006	0.005	0.005
Gold produced (ounces)	150 423	137 114	143 457
Results of Operations
Revenue (R million)	2 490.4	2 339.9	2 433.1
Cost of sales (R million)	2 347.7	2 307.9	2 236.8
Cash operating cost (R million)	2 159.7	2 087.9	1 991.2
Cash operating costs (R/kilogram)(1)	458 866	489 549	446 153
All-in sustaining costs (R/kilogram) (1)	505 622	530 930	499 425
All-in cost (R/kilogram) (1)	524 651	552 243	512 353

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

ERPM

Overview

               As at June 30, 2018 DRDGOLD owns 100% of ERPM. ERPM consists of an underground section that was halted in October 2008. At June 30, 2018, ERPM had no employees. The financial results and assets and liabilities of these halted underground operations are included in ‘Corporate office and other reconciling items’ in the financial statements for segmental reporting purposes for all three years presented.

Property

ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg on land owned by ERPM. Access is via Jet Park Road on the N12 Boksburg-Benoni highway. Historically underground mining and recovery operations comprised relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, was conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities. Until underground mining was halted in October 2008, the mine exploited the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area. ERPM operates under mining license ML5/1997 in respect of statutory mining and mineral rights. As of June 30, 2018, and September 30, 2018, no encumbrances exist on ERPM's property.

                At June 30, 2018, the net book value of ERPM’s mining assets was zero due to the transfer of ERPM’s related surface mining assets to Ergo as part of the restructuring which took place on July 1, 2012.

3432

History
1895-2007	ERPM was an operating underground gold mine
2008

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

2017	Management concluded the restructure of payment terms in support of the timely conclusion of the disposal of certain underground assets
2018	The contract to dispose of certain of the underground mining and prospecting rights, including the related liabilities, lapsed on 31 March 2018.

Mining and Processing

               ERPM’s underground gold mine is under care and maintenance and has not produced any gold since fiscal year 2009.

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

               An additional application to extend ERPM’s existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR in fiscal year 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres). This prospecting right was initially granted for a period of 4 years and expired in March 2011. An application for renewal thereof was made in terms of the provisions of the MPRDA. The renewal of the prospecting right was initially refused by the DMR, but after an appeal was lodged with the Legal Services Directorate of the DMR, the renewal of the prospecting right was granted in November 2014. These rights, ERPM Ext 1 and ERPM Ext 2, both formed part of the sale transaction with Walcott Capital that has since lapsed.

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

               While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that as at June 30, 2018 the present discounted value of the total cost of rehabilitation for ERPM is approximately R17.6 million (2017: R16.8 million. A total of R10.5 million (2017: R9.9 million) is held in the Ergo Rehabilitation Trust Fund (previously called the Crown Rehabilitation Trust Fund) for the benefit of ERPM and R73.7 million (2017: R68.2 million) is held in insurance instruments and is available for the settlement of these rehabilitation costs. The Ergo Rehabilitation Trust Fund is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by

3532

the Master of the High Court of South Africa.

Ongoing Legal Proceedings

Ekurhuleni Metropolitan Municipality (“Municipality”) Electricity Tariff Dispute

               Main Application

Integral to Ergo’s gold extraction operation is its metallurgical plant at Brakpan (“Ergo Plant”) located within the municipal boundaries of the Municipality.  In order to operate the Ergo Plant and conduct its business operations, Ergo requires a reliable and steady feed of electricity which it draws from Eskom’s Ergo Central Substation.

Over the past several years the Municipality has charged Ergo for such electricity, at the Megaflex tariff, which is the rate at which Eskom charges its large power users plus an additional surcharge.

Pursuant to its own investigations, and after having sought legal advice on the matter, Ergo determined that not only is it supplied by Eskom, not the Municipality, but also that the surcharges levied were inconsistent with the provisions of the Local Government: Municipal Systems Act (“Systems Act”), which sets down clear and strict parameters in this regard. Ergo subsequently challenged the Municipality, Eskom and the National Energy Regulator of South Africa (“NERSA”) for declaratory relief. Included in the application are the Minister of Energy Affairs, the Minister of Co-operative Governance & Traditional Affairs and the South African Local Government Association, the latter 4 (four) respondents against whom Ergo does not seek any relief and who have not opposed the application.

Ergo seeks the following relief:

1.     declaring that it is not supplied electricity by the Municipality and that the Municipality is not authorised to levy a surcharge of 40% (“the D-tariff”) to the rate which Eskom ordinarily charges Ergo on its Megaflex rate (“Eskom tariff”);

2.     declaring that the Municipality is in breach of its temporary Distribution Licence (issued by NERSA) by purporting to supply electricity to Ergo at the Ergo Plant;

3.     declaring that neither the Municipality nor Eskom may lawfully insist that only the Municipality may supply electricity to Ergo at the Ergo Plant;

4.     declaring that Eskom presently supplies electricity to Ergo at the Ergo Plant; and

5.     directing Eskom to conclude a consumer agreement with Ergo for the supply of electricity at the Ergo Plant at Eskom’s Megaflex tariff.

Ergo, also instituted a counterclaim against the Municipality for the recovery of the surcharges which were erroneously paid to the Municipality in the bona fide belief that they were due and payable prior to the Main Application of approximately R43 million (these surcharges were expensed for accounting purposes).

Consequently, and pending the final determination of the Main Application by the High Court, Ergo stopped paying the surcharges to the Municipality, paying and expensing only the Eskom tariff and depositing the difference comprising the D-tariff into its attorneys’ trust account as security in favour of the Municipality in the event that the court rules against Ergo. These surcharges were not expensed but recognised under cash and cash equivalents as restricted cash (refer to Item 18. ‘‘Financial Statements – Note 12”).

The Main Application has been set down for hearing on 5 December 2018. Based on the probability of outflows, no liability for any surcharges claimed by the Municipality has been recognised.

               Urgent Application

In May 2015, the Municipality threatened to, through an interruption to the Eskom supply grid, cause the supply of electricity to the Ergo Central Substation to be terminated.  Ergo successfully interdicted the Municipality, pending the determination of the Main Application.

The Municipality sought leave to appeal the interdict, which application was rejected by the High Court. The Municipality then successfully petitioned the Supreme Court of Appeal (“SCA”) in Bloemfontein for leave to appeal thereto.

Ergo subsequently, and ultimately, petitioned the Constitutional Court in Braamfontein, Johannesburg in December 2017 for leave to appeal thereto against the latter judgment of the full bench of the SCA, which found in favour of the Municipality. In January 2018, the Constitutional Court rejected and refused to hear Ergo’s petition for a further appeal.

This ruling enabled the Municipality to avail itself of the credit control measures provided for in the Systems Act by terminating the supply of electricity to Ergo, unless it paid the surcharges levied in their entirety and which were retained in Ergo’s attorneys’ trust account over to the Municipality.

On the date of the Constitutional Court ruling, the money held in Ergo’s attorney’s trust account amounted to approximately R126 million. In February 2018, Ergo paid R25.2 million (including VAT) from the trust account to the Municipality, under protest and without prejudice and/or admission of liability (refer to Item 18. ‘‘Financial Statements – Note 24.2”). This amount was the difference between the surcharge of 11% (“the J-tariff”) over the Eskom tariff which was introduced during the course of 2017 “for bulk supplies at medium and high voltage situated in a position designated by the Municipality as close-coupled to the Eskom grid”. The J-tariff, which Ergo still deems to be irregular and disproportionate in accordance with the provisions of the Systems Act, is significantly lower than the previously imposed “D-tariff”. The balance, following the payments of the R25.2 million, remains in the trust account of Ergo’s attorneys of record. Subsequently, Ergo pays monthly to the

3632

Municipality, the amount calculated at the lower J-tariff in respect of its electricity consumption, under protest and without prejudice and/or admission of liability (refer to Item 18. ‘‘Financial Statements – Note 24.2”).

Ergo’s legal team is confident about the prospects of success in the Main Application on the basis that the Municipality does not supply electricity to Ergo or in any manner add value to Eskom’s supply of electricity to Ergo. Ergo is furthermore, in terms of the Main Application, in addition to its contention that the Municipality does not supply electricity to it and not licensed to supply it, challenging the imposition of both the J-tariff and D-tariff on the grounds that they are, inter alia, ultra vires and beyond the scope of the Municipality’s Electricity By-Laws, the Systems Acts as well as the Credit Control and Debt Collection By-Laws.

The Main Application has been set down for hearing on 5 December 2018. Based on management’s assessment of the probability of outflows, no liability for any surcharges claimed by the Municipality has been recognised.

Silicosis Litigation

In January 2013, DRDGOLD, ERPM (“DRDGOLD Respondents”) and 23 other mining companies (“Other Respondents”) (collectively referred to as "Respondents") were served with a court application issued in the High Court of South Africa (“Court") for a class certification (“Certification Application”) on behalf of former mineworkers and dependents of deceased mineworkers (“Applicants”). In the application the Applicants allege that the Respondents conducted underground mining operations in a negligent and complicit manner causing the former mineworkers to contract occupational lung diseases. The Applicants have as yet not quantified the amounts which they are demanding from the Respondents in damages.

In May 2016, the Court granted an order for, inter alia, (1) certification of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases (or the dependants of mineworkers who died of those diseases); and (2) that the common law be developed to provide that in instances where a claimant claiming general damages passed away, the claim for general damages will be transmitted to the estate of the deceased claimant. This order did not represent a ruling on the merits of the Application brought against the Respondents.

An application for leave to appeal to the Supreme Court of Appeal (“SCA”) was brought by each of the respondent mining companies against the order of the Court, specifically on the allegations of the certification and transmissibility of damages to the estate of a deceased mineworker.

In June 2016, the Court granted leave to appeal to the SCA against the transmissibility of damages but refused leave to appeal in respect of the certification.

The DRDGOLD Respondents (together with each of the Working Group companies) served a notice of appeal to petition the SCA against the certification and the transmissibility of damages. The SCA granted leave to appeal thereto on both issues in September 2016.

The appeal to the SCA was set down for hearing in March 2018 but was subsequently postponed indefinitely by agreement between the Applicants and the Respondent companies in the light of progress made by the Working Group as described below. The SCA endorsed and upheld the postponement.

The Respondent companies formed a Working Group consisting of representatives from each company to consider and discuss issues pertaining to the action. DRDGOLD withdrew from the Working Group in January 2016.

The remaining members of the Working Group have all raised accounting provisions during the 2017 calendar year due to progress made by the Working Group towards a settlement with the Applicants. In May 2018, the remaining members of the Working Group announced that a mediated settlement agreement had been reached. The agreement is subject to certain suspensive conditions, including the approval by the South African High Court after which an effective date of the agreement will be set.

DRDGOLD is not a party to the Working Group’s mediated settlement agreement and maintains the view that it is too early to consider settlement of the matter, mainly for the following reasons:

• the Applicants have as yet not issued and served a summons (claim) in the matter;

• there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents;

• many principles upon which legal responsibility may be founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants.

In light of the above there is inadequate information to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

3732

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

               Our profit for fiscal 2018 decreased despite an increase in gold produced of 10%. This was due to, inter alia, the following:

•         the average rand gold price received having decreased by 3%;

•         the expense related to the increase in the LTI scheme liability amounted to R17.2 million during fiscal 2018 compared to to R10.0 million during fiscal 2017;

•         a net income tax charge of R25.9 million compared to a net income tax benefit of R50.4 million during fiscal 2017 which includes a deferred tax rate adjustment of R12.8 million;

•         non-recurring transactions costs on the acquisition of the WRTRP assets from Sibanye-Stillwater of R9.0 million; and

•         profit for fiscal year 2018 did not include any profit on disposal of property, plant and equipment

               The profit in fiscal year 2017 decreased versus the prior year largely due to a 4% decrease in gold produced. The average rand gold price received remained flat at R548,268. The lower gold production was due to a lower average yield as the throughput volumes were consistent with fiscal year 2016. The profit for fiscal year 2017 also includes a profit on disposal of property, plant and equipment of R12.9 million and a net income tax benefit of R50.4 million which mainly consist of a deferred tax rate adjustment of R37.5 million.

               The profit in fiscal year 2016 includes a reversal of an accrual of R22.7 million and a profit on disposal of property, plant and equipment of R10.5 million.

               On July 31, 2018, we completed the acquisition of the gold assets associated with Sibanye-Stillwater’s WRTRP, to be known going forward as FWGR.  This acquisition represents a significant increase in our assets, which will impact our results in future years.  In connection with the acquisition, we issued to Sibanye-Stillwater new shares equal to 38.05% of outstanding shares, and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares for a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value.

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

3832

Gold price

Our revenues are derived primarily from the sale of gold produced at our surface tailings retreatment operations. As a result, our operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold is often subject to rapid short-term changes because of speculative activities. The demand for and supply of gold affects gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices and we generally do not hedge against changes in gold prices. However, during periods of medium-term borrowings being incurred to fund specific growth projects that may introduce some liquidity risk, we may enter into facilities to establish some price protection to mitigate this liquidity risk (refer to Item 11. Quantitative and Qualitative Disclosures About Market Risk – General).

On September 3, 2018, Ergo Mining Proprietary Limited entered into a zero cost collar, with respect to 50,000 ounces of gold, spread equally over nine months commencing September 2018.  The collar has a floor of R 565,000/kg and a ceiling of just under R609,000/kg and will be settled in cash at the end of each month

The following table indicates data relating to the dollar gold spot prices for the 2018 and 2017 fiscal years:

	2018 fiscal year	2017 fiscal year	Change
	$ per ounce	$ per ounce	%
Closing gold spot price on June 30,	1 252	1 241	1
Lowest gold spot price during the fiscal year	1 204	1 128	7
Highest gold spot price during the fiscal year	1 366	1 366	0
Average gold spot price for the fiscal year	1 297	1 257	3

	2017 fiscal year	2016 fiscal year	Change
	$ per ounce	$ per ounce	%
Closing gold spot price on June 30,	1 241	1 322	(6)
Lowest gold spot price during the fiscal year	1 128	1 051	7
Highest gold spot price during the fiscal year	1 366	1 324	3
Average gold spot price for the fiscal year	1 257	1 167	8

Our production has been sourced from South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in rand (based on average spot prices for the year) increased by 1% from R16 939 per ounce in 2016 to R17 094 per ounce in 2017, and decreased by 3% to R16 662 per ounce in 2018.

An increase/(decrease) of 10% in the rand gold price throughout fiscal year 2018 would have increased/(decreased) revenue by approximately R249.0 million (2017: R234.0 million).

Gold production

               In fiscal year 2018, we achieved an increase in gold produced to  150 423 ounces (produced from 24.3 million tonnes milled at an average yield of 0.193g/t) from  137 114 ounces in fiscal year 2017 (produced from 25.0 million tonnes milled at an average yield of 0.171g/t). This was mainly due to (i) not treating material from the Crown sites that were closed during 2017 at a higher cost as well as (ii) treating higher grade material reclaimed from the 5A9 and 4L30 dumps through the Knights Plant during fiscal year 2018.

In fiscal year 2017, gold produced decrease to  137 114 ounces (produced from 25.0 million tonnes milled at an average yield of 0.171g/t) from  143 457 ounces in fiscal year 2016 (produced from 24.8 million tonnes milled at an average yield of 0.180g/t). The decrease in total gold produced is mainly due to the lower average yield achieved. The decrease in yield was due to the reclaimed material from the Crown sites in the western Witwatersrand that were closed during fiscal year 2017 that required higher volumes of water to treat. As a result, the treatment system contained more water than material, leading to lower densities and with no capacity for augmentation with material from our other operating sites.

Cash operating costs

               Cash operating costs is a non-IFRS financial measure of performance that is reported to the group’s chief operating decision maker (CODM) and is used to monitor performance – refer to Item 18. ‘‘Financial Statements - Note 21 – Operating Segments”. For a reconciliation of this measure see Item 5A.: “Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram”.

               Cash operating costs include consumables, labor, specialized service providers, electricity and other related costs incurred in the

3932

production of gold. Consumables, water and electricity, labor, specialized service providers and other costs are the largest components of cash operating costs. The breakdown of cash operating costs into these costs are described in Item 5A.: “Comparison of financial performance for the fiscal year ended June 30, 2018 with fiscal year ended June 30, 2017”

General economic factors

All our operations are located in South Africa. We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations

For the fiscal years 2018, 2017 and 2016, all of our revenues were generated from South African operations, all of our operating costs were denominated in rand and we derived all of our revenues in dollars before being translated to rands. As the price of gold is denominated in dollars which is then translated into rands, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability.

In fiscal year 2018 the Rand gold price received decreased by 3% compared to fiscal year 2017 due to the combined impact of the average Dollar gold price which increased by 4%  and the average exchange rate of the rand against the dollar that strengthened by 5%.

In fiscal year 2017 the Rand gold price received remained flat compared to fiscal year 2016 reflecting the combined impact of the average Dollar gold price which increased by 8%  and the average exchange rate of the rand against the dollar which strengthened by 6%.

In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our plants or to continue the development of some or all of our projects. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into facilities to achieve price protection (refer Item 11. Quantitative and Qualitative Disclosures About Market Risk – General).

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

The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the table below:

	Fiscal year ended
Year ended June 30,	2018	2017	2016
	(%)	(%)	(%)
The average rand/dollar exchange rate (strengthened)/weakened by	(5)	(6)	27
CPI (inflation rate)	4.6	5.1	6.3

Recent developments

Revised Mineral Reserves

DRDGOLD began a drilling program and pre-feasibility study (PFS) in September 2016 aimed at re-evaluating its surface gold tailings. The PFS focused on tailings on the East Rand, to the east of the Ergo plant, with the aim of adding these to the Mineral Reserve base. Mineral Reserves as measured under the SAMREC code increased by 10% from 3.0Moz (299.2Mt @ 0.31g/t Au) in fiscal 2017 to 3.3Moz (332.2Mt @ 0.31g/t Au) in fiscal 2018 due to additional drilling performed on the Rooikraal tailings deposition facility.

Key financial and operating indicators

The table below presents the key performance measurement data for the past three fiscal years: The financial results for the years ended June 30, 2018, 2017 and 2016 below are stated in accordance with IFRS as issued by the IASB. The table also includes the key performance measures for our business and its profitability, which are revenue, gold production, gold prices, operating costs, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram, capital expenditure (additions to property, plant and equipment) and Ore Reserves.

4032

Operating data
Year ended June 30,
	2018	2017	2016
Revenue (R'm)	2 490.4	2 339.9	2 433.1
Gold production (ounces)	150 423	137 114	143 457
Gold production (kilograms)	4 679	4 265	4 462
Gold sold (ounces)	149 604	137 221	143 232
Gold sold (kilograms)	4 653	4 268	4 455
Average spot gold price (R/kilogram)	535 696	549 582	544 608
Average gold price received (R/kilogram)	534 344	548 268	546 142
Cost of sales (R'm)	2 347.7	2 307.9	2 236.8
Operating costs (R'm)	2 207.1	2 109.3	2 030.2
Cash operating costs (R'm) (1)	2 159.7	2 087.9	1 991.2
Cash operating costs (R/kilogram) (1)	458 866	489 549	446 153
All-in sustaining costs (R/kilogram) (1)	505 622	530 930	499 425
All-in costs (R/kilogram) (1)	524 651	552 243	512 353
Additions to property, plant and equipment (R'm)	126.1	116.3	100.0
Ore Reserves (ounces)	3 280 000	2 990 000	1 840 000

(1) Cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram and all-in costs and all-in costs per kilogram are non-IFRS financial measures of performance that we use to monitor performance. A reconciliation of these measures to cash operating costs, are included in Item 5A.: “Operating Results - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”

Revenue

Revenue increased by 6% to R2 490.4 million in fiscal year 2018 from R2 339.9 million in fiscal year 2017 mainly due to a 9% increase in gold sold from 4 268 kilograms in fiscal 2017 to 4 653 kilograms in fiscal 2018 despite the average rand gold price received having decreased by 3% to R534 344 per kilogram.

Revenue decreased by 4% to R2 339.9 million in fiscal year 2017 from R2 433.1 million in fiscal year 2016 mainly due to a 4% decrease in gold sold from 4 455 kilograms in fiscal 2016 to 4 268 kilograms in fiscal 2017. The average rand gold price received having remained flat in fiscal year 2017 compared to fiscal year 2016.

               Refer to Item 5A:. “Operating results: Key drivers of our operating results and principal factors affecting our operating results” for a discussion regarding the impact of the gold price received and the production levels on revenue.

Ore Reserves

As at June 30, 2018, our Ore Reserves (imperial) were estimated at 3.3 million ounces, as compared to 3.0 million ounces at June 30, 2017, representing a 9.7% increase. The increase was mainly because of a drilling program and PFS that commenced during September 2016 aimed at re-evaluating our surface gold tailings. The drilling program continued in fiscal year 2018. The increase was offset by depletion through ongoing mining activities and other survey adjustments.

                Our Ore Reserves (imperial) increased from 1.8 million ounces at June 30, 2016, to 3.0 million ounces at June 30, 2017. The increase was mainly because of a drilling program and PFS that commenced during September 2016. The increase was offset by depletion through ongoing mining activities and other survey adjustments.

               Our Ore Reserves (imperial) decreased from 1.9 million ounces at June 30, 2015, to 1.8 million ounces at June 30, 2016, mainly because of depletion through ongoing mining activities.

Year ended June 30,
	2018		2017		2016
Ore Reserves	Ounces	Kilograms	Ounces	Kilograms	Ounces	Kilograms
	‘000		‘000		‘000
Ergo	3 280	105 454	2 990	93 035	1 840	57 235
Total Ore Reserves	3 280	105 454	2 990	93 035	1 840	57 235

Capital expenditure

During fiscal year 2018, capital expenditure was R125.9 million, compared to R110.6 million in fiscal year 2017, an increase of

4132

R15.3 million. Capital expenditure increased primarily as a result of R41.3 million spent on the installation of two ball mills at Ergo in order to process higher grade sand at better margins (these mills were reclaimed from the now decommissioned Crown plant), R24.3 million spent on the ramp-up of reclamation from the 4L50 slimes dam, which is the southern portion of the Elsburg Tailings Complex, bordering Boksburg and Germiston; R14.4 million spent on conversion of the Ergo plant’s electro-winning circuit to zinc precipitation and EBDA also spent R17.8 million on building a new lodge to support training services rendered.

During fiscal year 2017, capital expenditure was R110.6 million, compared to R99.8 million in fiscal year 2016, an increase of R10.8 million. Capital expenditure increased primarily as a result of R31.9 million spent on bringing new Reclamation Site 4L37 on line, being one of three new reclamation sites that were commissioned during fiscal year 2017 to replace the various Crown sites that were closed, R29.5 million spent on the Centralised Water Facility to reduce the use of potable water and reduce the associated cost of water, R13.4 million spent on various exploration and grade verification projects and the balance was spent on various other capital items.

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

               Management believes the following critical accounting policies involve the more significant assumptions and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:

•         Depreciation of property, plant and equipment

•         Impairment of property, plant and equipment

•         Future environmental rehabilitation costs

•         Income tax

•         Long-term receivable

               Management believes the following critical accounting policies involve the more significant judgements used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:

•         Assets and liabilities classified as held for sale

•         Long-term receivable

•         Contingent liabilities

Management has discussed the development and selection of each of these critical accounting policies with the Board of Directors and the Audit and Risk Committee, both of which have approved and reviewed the disclosure of these policies. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18. “Financial statements”.

Depreciation of property, plant and equipment

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

Assets classified as held for sale

               The assessment of whether an asset is classified as held for sale depends on whether the disposal is highly probable and require the exercise of significant judgement and estimates of the outcome of future events that are not wholly within the control of the Group.

Long-term receivable

                Our long-term receivable include payments made under protest and is a non-derivative financial asset.

               The assessment to define the accounting policy and subsequent classification of the long-term receivable requires the exercise of significant judgement of the outcome of future events that are not wholly under the control of the Group. The judicial proceedings that impact on the long-term receivable are inherently complex legal issues that are subject to uncertainties and complexities and are subject to interpretation.

               The fair value determination of the long-terms receivable is determined using assumptions and estimates that are inherently uncertain and can change materially over time. These assumptions and estimates include estimating the timing of concluding on the main application, the ultimate settlement terms, the discount rate applied and the credit risk assessment for impairment purposes.

               The long-term receivable is a non-derivative financial asset categorised as loans and receivables. The asset is initially measured at fair value and any difference between the face value of payments made and the fair value of the long-term receivable on initial recognition are recognised in profit or loss as a finance expense. Subsequent to initial recognition, the long-term receivable is measured at amortised cost using the effective interest method less any impairment losses. Unwinding of the carrying value is accounted for as finance income.

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

Comparison of financial performance for the fiscal year ended June 30, 2018 with fiscal year ended June 30, 2017

Revenue

The following table illustrates the year-on-year change in revenue for fiscal year 2018 in comparison to fiscal year 2017:

R million	Total	Impact of change in amount of gold sold	Impact of change in gold price	Net change	Total
	revenue				revenue
	2017				2018
Ergo	2 339.9	211.1	(60.6)	150.5	2 490.4

Revenue increased by R150.5 million, or 6%, to R2 490.4 million during fiscal year 2018. This was mainly due to a 9% increase in gold sold, reflecting a 10% increase in gold production. The impact of the 9% increase in gold sold was offset in part by the average rand gold price received which decreased by 3% to R534 344 per kilogram.

4332

Cost of sales

               Cost of sales amounted to R2 347.7 million, consisting mainly of operating costs of R2 207.1 million, depreciation of R168.0 million and a positive movement in both change in estimate of environmental rehabilitation of R2.9 million and gold in process of R24.5 million. These are discussed as follows:

Operating costs

               Operating costs were R2 207.1 million compared to R2 109.3 million for fiscal year 2017. The increase was mainly due to inflationary increases.

Depreciation

Depreciation charges were R168.0 million for fiscal year 2018 compared to R179.8 million for fiscal year 2017.

Retrenchment costs

               No retrenchment costs were incurred in fiscal year 2018 compared to R23.0 million incurred in fiscal year 2017 due to retrenchments related to the closure of the various Crown sites which was completed in fiscal year 2017.

Change in estimate of environmental rehabilitation

As of June 30, 2018, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be R553.4 million as compared to R531.7 million at June 30, 2017. A change in estimate of environmental rehabilitation of R2.9 million was recognized due to minor changes in the planned rehabilitation activities of June 30, 2018 compared to fiscal year 2017.

A total of R118.0 million was invested in our various environmental trust funds as at the end of fiscal year 2018, as compared to R110.5 million at the end of fiscal year 2017. The increase is attributable to R7.5 million interest received on these funds during fiscal year 2018. A total of R126.0 million (2017: R117.2 million) is invested in funds held in insurance instruments to secure financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. The increase is attributable to R8.8  million interest received on these funds during fiscal year 2018. As at June 30, 2018 guarantees amounting to R427.3 million were issued to the DMR (2017: R427.3 million). The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the respective mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.

Movements in gold in process

Movement in gold in process in fiscal year 2018 amounted to a benefit of R24.5 million mainly due to an increase in the volume of gold in the plant as at June 30, 2018 compared to June 30, 2017.

Administration expenses and general costs

Administration expenses and general costs increased by R21.3 million from R69.4 million in fiscal year 2017 to R90.7 million in fiscal year 2018. In fiscal year 2018 administration expenses and general costs included R9.0 million related to transaction costs incurred on the acquisition of the WRTRP assets from Sibanye-Stillwater, long-term incentives of R17.2 million, legal costs amounting to R2.8 million and a loss on disposal of fixed assets of R0.6 million. In fiscal year 2017, administration expenses and general costs included long-term incentives of R10.0 million and legal costs amounting to R6.1 million.

Finance income

Finance income decreased from R40.0 million in fiscal year 2017 to R38.8 million in fiscal year 2018, mainly due to lower average cash balances during the year.

Finance expenses

Finance expenses increased from R52.2 million in fiscal year 2017 to R58.4 million in fiscal year 2018, mainly attributable to the increase in the unwinding of the provision for environmental rehabilitation and a fair value adjustment on the initial recognition of the long-term receivable of R8.8 million.

Income tax

Income tax amounted to a charge of R25.9 million for fiscal year 2018 (tax benefit amounting to R50.4 million for fiscal year 2017) and consisted of current tax of R6.4 million, mostly relating to non-mining income, and a deferred tax charge for fiscal year 2018 of R19.5 million, mostly relating to mining income.

4432

The tax charge resulted from our profit before tax in fiscal year 2018 as well as a charge of R12.8 million relating to the forecast weighted average deferred tax rate that increased from 18.6% in fiscal year 2017 to 20.3% in fiscal year 2018 because of an increase in forecast profitability of Ergo. The increase in the effective tax rate resulted in an increase in the deferred tax liability and the associated tax charge.

Comparison of financial performance for the fiscal year ended June 30, 2017 with fiscal year ended June 30, 2016

Revenue

The following table illustrates the year-on-year change in revenue for fiscal year 2017 in comparison with fiscal year 2016

R million	Total	Impact of change in amount of gold sold	Impact of change in gold price	Net change	Total
	revenue				revenue
	2016				2017
Ergo	2 433.1	(102.3)	9.1	(93.2)	2 339.9

Revenue decreased by R93.2 million, or 4%, to R2 339.9 million during for fiscal year 2017. This was mainly due to a 4% decrease in gold sold reflecting a 4% decrease in gold produced. The average rand gold price received amounting to R548 268 per kilogram remained flat compared to fiscal year 2016.

Cost of sales

               Cost of sales amounted to R2 307.9 million, consisting mainly of operating costs of R2 109.3 million, retrenchment costs of R23.0 million, depreciation of R179.8  million, change in estimate of environmental rehabilitation R0.6 million and a positive movement in gold in process R4.8 million. These are discussed as follows:

Operating costs

               Operating costs were R2 109.3 million compared to R2 030.2 million for fiscal year 2016. The increase was mainly due to to the 5% increase in throughput, as well as general inflationary increases, relatively high costs associated with the Crown clean-up and increased trucking of sand material to the City Deep plant.

Depreciation

Depreciation charges were R179.8 million for fiscal year 2017 compared to R180.2 million for fiscal year 2016. Depreciation remained flat due to the increase in depreciation resulting from the clean-up and closure of the various Crown sites being offset by the net decrease in depreciation resulting from the increase in the expected units-of-production in Ergo’s life of mine that became effective on January 1, 2017.

Retrenchment costs

               Retrenchment costs were R23.0 million in fiscal year 2017 compared to nil in fiscal year 2016. These costs were incurred due to closure of the various Crown sites.

Movements in provision for environmental rehabilitation

As of June 30, 2017, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be R531.7 million as compared to R522.9 million at June 30, 2016. Refer to Item 18. ‘‘Financial Statements - Note 10 – Provision for environmental rehabilitation and Note 23 – Assets and Liabilities classified as held for sale’’ of the consolidated financial statements for a discussion of the increase in the provision for environmental rehabilitation in fiscal year 2017.

A total of R110.5 million was invested in our various environmental trust funds as at the end of fiscal year 2017, as compared to R93.8 million as of the end of fiscal year 2016. The increase is attributable to R6.8 million interest received on these funds during fiscal year 2017. A total of R117.2 million (2016: R108.3 million) is invested in funds held in insurance instruments to secure financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. The increase is attributable to R8.9  million interest received on these funds during fiscal year 2017. As at June 30, 2017,  guarantees amounting to R427.3 million were issued to the DMR (2016: R427.3 million). The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.

Movements in gold in process

Movement in gold in process in fiscal year 2017 amounted to a benefit of R4.8 million mainly due to a increase in the volume of gold in the plant as at June 30, 2017 compared to June 30, 2016.

Administration expenses and general costs

4532

The administration expenses and general costs decreased by R17.8 million, from R87.2 million in fiscal year 2016 to R69.4 million in fiscal year 2017. In fiscal year 2017 administration expenses and general costs included long term incentives of R10.0 million (2016: R 29.9 million). These costs decreased mainly due to this decrease in the share-based payment expense as well as implementation of various cost cutting initiatives at the corporate office.

Finance income

Finance income increased from R36.8 million in fiscal year 2016 to R40.0 million in fiscal year 2017. The increase was mainly due to higher average cash balances during the year.

Finance expenses

Finance expenses increased from R47.6 million in fiscal year 2016 to R52.2 million in fiscal year 2017, mainly attributable to the increase in the unwinding of the provision for environmental rehabilitation.

Income tax

Income tax amounted to a benefit of R50.4 million for fiscal year 2017 (tax charge amounting to R46.9 million for fiscal year 2016) and consisted of current tax of R1.9 million, mostly relating to non-mining income, and a deferred tax benefit for fiscal year 2017 of R53.4 million, mostly relating to mining income.

The tax benefit resulted from a loss before tax as well as a benefit of R37.5 million relating to the forecast weighted average deferred tax rate that decreased from 23.1% in fiscal year 2016 to 18.6% in fiscal year 2017 because of a decrease in forecast profitability of Ergo. The decrease in the effective tax rate resulted in a decrease in the deferred tax liability and the associated tax benefit.

Cash operating costs, cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram

Cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are non-IFRS financial measures that should not be considered by investors in isolation or as alternatives to cost of sales, net profit/(loss) attributable to equity owners of the parent, profit/(loss) before tax and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council provided guidance for the calculation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that these measures are useful indicators to investors and our management of an individual mine's performance and of the performance of our operations as a whole as they provide:

•          an indication of a mine’s profitability and efficiency;

•          the trend in costs;

•          a measure of margin per kilogram, by comparison of the cash operating costs per kilogram to the price of gold; and

•          a benchmark of performance to allow for comparison against other mines and mining companies.

For fiscal year 2018, cash operating costs per kilogram decreased by 6% to R458 866 per kilogram from R 489 549 per kilogram in fiscal year 2017. All-in sustaining costs per kilogram decreased to R505 622 per kilogram from R 530 930 per kilogram in fiscal year 2017. All-in costs per kilogram decreased to R524 651 per kilogram of gold from R 552 243 per kilogram of gold in fiscal year 2017. The decrease in cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram was mainly due to the increase in gold production and completion of the rehabilitation of the Crown footprint.

For fiscal year 2017, cash operating costs per kilogram increased by 10% to R 489 549 per kilogram compared to R 446 153 per kilogram in fiscal year 2016. This was mainly due to lower gold production resulting from the clean-up of the Crown sites that caused a decrease in the average yield. The increase in the all-in sustaining costs per kilogram to R 530 930 per kilogram from R 499 425 per kilogram in fiscal year 2016 was mainly due to the increase in cash operating costs, with reduced charges resulting from movement in gold in process, movement in provision for environmental rehabilitation and corporate costs mitigating the overall increase. The total all-in costs per kilogram increased to R 552 243 per kilogram of gold from R 512 353 per kilogram of gold in fiscal year 2016 due to the above increase in the all-in sustaining cost, as well as increased retrenchment costs and growth capital expenditure.

	2018	2017	2016
Reconciliation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram, all-in costs and all-in costs per kilogram
Cost of sales	2 347.7	2 307.9	2 236.8
Depreciation	(168.0)	(179.8)	(180.2)
Retrenchment costs	-	(23.0)	-
Change in estimate of environmental rehabilitation	2.9	(0.6)	(19.3)
Movement in gold in process	24.5	4.8	(7.1)
Operating costs	2 207.1	2 109.3	2 030.2
Ongoing rehabilitation expenditure	(26.7)	(22.4)	(27.8)
Care and maintenance costs	(8.2)	(7.1)	(10.5)
Other operating income/(costs)	(12.5)	8.1	(0.7)
Cash operating costs (1)	2 159.7	2 087.9	1 991.2
Movement in gold in process	(24.5)	(4.8)	7.1
Administration expenses and other costs excluding non-recurring items (1)	81.1	69.4	87.2
Other operating (income)/costs	12.5	(8.1)	0.7
Change in estimate of environmental rehabilitation	(2.9)	0.6	19.3
Unwinding of rehabilitation provision	45.6	46.5	43.0
Sustaining capital expenditure (1)	81.3	72.9	80.5
All-in sustaining costs (1)	2 352.8	2 264.4	2 229.0
Retrenchment costs	-	23.0	-
Care and maintenance costs	8.1	7.1	10.5
Ongoing rehabilitation expenditure	26.7	22.4	27.8
Capital recoupment	-	(5.0)	(0.2)
Transaction costs incurred related to the acquisition of FWGR	9.0	-	-
Growth capital expenditure (1)	44.7	43.4	19.5
All-in costs (1)	2 441.3	2 355.3	2 286.6
Gold produced (kilograms)	4 679	4 265	4 462
Cash operating costs per kilogram (R per kilogram)	458 866	489 549	446 153
All-in sustaining costs per kilogram (R per kilogram)	505 622	530 930	499 425
All-in costs per kilogram (R per kilogram)	524 651	552 243	512 353

Reconciliation of sustaining capital expenditure and growth capital expenditure
Total capital expenditure/additions to property, plant and equipment	126.1	116.3	100.0
Growth capital expenditure (1)	44.7	43.4	19.5
Sustaining capital expenditure (1)	81.3	72.9	80.5

Reconciliation of growth administration expenses and administration expenses
Administration expenses and other costs	90.7	69.4	87.2
Loss on disposal of property, plant and equipment	0.6	-	-
Transaction costs incurred related to the acquisition of FWGR	9.0	-	-
Administration expenses and other costs excluding non-recurring items (1)	81.1	69.4	87.2

(1) See Glossary of Terms for definitions.

4732

Cash operating costs

                Cash operating costs are linked directly to the level of throughput of a specific fiscal year.

               The following table illustrates the year-on-year change in cash operating costs for fiscal year 2018 in comparison with fiscal year 2017.

R million	Cash operating costs	Impact of change in throughput	Impact of change in costs	Net change	Cash operating costs
	2017				2018
Ergo	2 087.9	(56.6)	128.4	71.8	2 159.7

                Cash operating costs in fiscal year 2018 increased by 3% to R2 159.7 million compared to cash operating costs of R 2 087.9 million in fiscal year 2017. The below inflationary increases resulted from savings attributed to having substantially completed the rehabilitation of the Crown footprint in fiscal year 2017, as well as the centralised water management plant being in operation for the full fiscal year 2018.

               The following table illustrates the year-on-year change in cash operating costs for fiscal year 2017 in comparison with fiscal year 2016:

R million	Cash operating costs	Impact of change in throughput	Impact of change in costs	Net change	Cash operating costs
	2016				2017
Ergo	1 991.2	9.3	87.4	96.7	2 087.9

                Cash operating costs in fiscal year 2017 increased by 5% to R 2 087.9 million compared to cash operating costs of R 1 991.2 million in fiscal year 2016 due to the 5% increase in throughput, as well as general inflationary increases, relatively high costs associated with the Crown clean-up and increased trucking of sand material to the City Deep plant.

The following table lists the major components of cash operating costs for each of the fiscal years set forth below:

	Years ended June 30,
Costs	2018	2017	2016
Consumables	36%	38%	36%
Electricity and water	19%	20%	20%
Labor	19%	17%	18%
Specialized service providers	15%	14%	14%
Other costs	10%	11%	12%

4832

5B. LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

               Cash generated from operating activities amounted to R233.8 million for fiscal year 2018 (fiscal year 2017: R51.6 million and fiscal year 2016: R415.9 million).

               Cash generated from operating activities increased during fiscal year 2018 due mostly to a 9% increase in gold sold despite the average rand gold price received having decreased by 3% to R534 344 per kilogram. as well as the net working capital movements that resulted in an inflow in cash of R14.6 million in fiscal year 2018 compared to a outflow in cash of R117.8 million in fiscal year 2017.

               Cash generated from operating activities decreased during fiscal year 2017 due mostly to a 4% decrease in gold sold with the average rand gold price received of gold sold remained flat as well as the net working capital movements that resulted in an outflow of cash of R117.8 million in fiscal year 2017 compared to a inflow in cash of R81.9 million in fiscal year 2016.

               Cash generated from operating activities increased during fiscal year 2016 due mostly to a 21% increase in the average rand gold price received, despite a 5% decrease in gold sold, as well as the net working capital movements.

Cash flows from investing activities

Net cash utilized by investing activities amounted to R140.4 million in fiscal year 2018 compared to R96.7 million in fiscal year 2017 and R107.2 million in fiscal year 2016.

In fiscal year 2018, net cash utilized by investing activities mainly consisted of R125.9 million in additions to property, plant and equipment and R21.5 million spent on environmental rehabilitation payments. These outflows were reduced by R7.0 million proceeds on the disposal of property, plant and equipment.

Additions to property, plant and equipment in fiscal year 2018 were predominantly on:

☐     R41.3 million spent on the installation of two ball mills at Ergo in order to process higher grade sand at better margins (these mills were reclaimed from the company’s now decommissioned Crown plant),

☐     R24.3 million spent on the ramp-up of reclamation from the 4L50 slimes dam, which is the southern portion of the Elsburg Tailings Complex, bordering Boksburg and Germiston;

☐     R14.4 million spent on conversion of the Ergo plant’s electro-winning circuit to zinc precipitation; and

☐     R17.8 million on building a new lodge to support training services rendered by EBDA.

In fiscal year 2017, net cash utilized by investing activities consisted mainly of R110.6 million in additions to property, plant and equipment and R11.6 million spent on environmental rehabilitation payments. These outflows were reduced by R20.5 million proceeds on the disposal of property, plant and equipment.

Additions to property, plant and equipment in fiscal year 2017 were predominantly on Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal year 2017 included:

☐     R31.9 million on Reclamation Site 4L37;

☐     R29.5 million on the centralized water facility;

☐     R13.4 million on various exploration and grade verification projects; and

☐     R42.1 million on various other capital items.

In fiscal year 2016, net cash utilized by investing activities consisted mainly of R99.8 million in additions to property, plant and equipment, R10.6 million spent on environmental rehabilitation payments. These outflows were reduced by R7.0 million proceeds on the disposal of property, plant and equipment.

Additions to property, plant and equipment in fiscal year 2016 were predominantly to create increased flexibility and volume capacity, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal year 2016 included:

☐     R40.2 million spent on bringing the 4L2 reclamation site on line;

☐     R13 million on phase II of the refurbishment of the No 3 tailings thickener; and

☐     R46.6 million was spent on various other capital items.

Cash flows from financing activities

Net cash outflow from financing activities was R45.0 million in fiscal year 2018 compared to R53.0 million in fiscal year 2017 and R281.1 million in fiscal year 2016.

During fiscal year 2018, the net cash outflow consisted mostly of a dividend payment of R42.2 million.

During fiscal year 2017, the net cash outflow consisted mostly of a dividend payment of R50.6 million.

During fiscal year 2016, the net cash outflow consisted mostly of a dividend payment of R252.9 million, R22.5 million repayments of the Domestic Medium Term Note Program and R6.5 million related to the acquisition of treasury shares in the market.

4932

Cash and cash equivalents

               Cash and cash equivalents as at June 30, 2018 amounted to R 302.1 million compared to R253.7 million at the end of fiscal year 2017 and R351.8 million at the end of fiscal year 2016. Substantially all of our cash and cash equivalent balances were denominated in South African rand.

               Cash and cash equivalents as at June 30, 2018 includes restricted cash in the form of cash held in escrow amounting to R114.2 million at the end of fiscal year 2018 compared to R92.7 million at the end of fiscal year 2017 and R47.7 million at the end of fiscal year 2016 related to an electricity tariff dispute with Ekurhuleni (refer to Item 4D. Ongoing legal proceedings). Restricted cash also includes guarantees of R17.2 million compared to R16.1 million at the end of fiscal year 2017 and R15.2 million at the end of fiscal year 2016.

               At September 30, 2018, our cash and cash equivalents were R244.7 million.

Borrowings and funding

Our available external sources of capital include an overdraft facility of R100 million. Subsequent to year end, this overdraft facility was incorporated into a R300 million Revolving Credit Facility described in Item 10C. Material Contracts – ZAR 300 million Revolving Credit Facility.

Anticipated funding requirements and sources

               Existing operations

               Our cash and cash equivalents are set out above under “Cash and cash equivalents”. Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet the anticipated commitments of our existing operations for fiscal year 2019.

               West Rand Tailings Retreatment Project

               On July 31, 2018, we completed the acquisition of the gold assets associated with Sibanye-Stillwater’s WRTRP, to be known going forward as FWGR.

               We have already embarked on the first phase of its planned two-phase development. We secured a R300 million Revolving Credit Facility from ABSA Bank Limited (acting through its Corporate and Investment Banking division) to fund the anticipated capital expenditure required for phase 1. A description of the Revolving Credit Facility is set forth below.

               Phase 1 involves the upgrading of the Driefontein 2 plant to process tailings from the Driefontein 5 dump at a rate of between 400 000 and 600 000tpm and depositing the residue on the Driefontein 4 tailings dam. First production is expected in the first quarter of calendar 2019.

               Our estimated working capital, capital expenditure and other funding commitments, as well as our sources of liquidity, for both the existing operations as well as the development of FWGR would be adversely affected if:

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

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

                DRDGOLD has a dedicated team that looks at ways and means of improving recoveries. While the team remains active with an ongoing focus on improving extraction efficiencies, the projects undertaken during the year ended June 30, 2018 were focused on optimizing the existing facilities rather than implementing new technologies to improve extraction efficiencies. We have no registered patents or licenses.

5032

5D. TREND INFORMATION

                For the fiscal year 2019, we are planning gold production from our Ergo operations of 148,000 to 154,000 ounces at cash operating costs of approximately R490,000 per kilogram. Our ability to meet the full year’s production target could be impacted by, among other factors, lower grades and failure to achieve the targets set at Ergo. We are also subject to cost pressures in the event of above inflation increases in labor, electricity and water; crude oil and steel costs. Unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves and resource, technical production issues, environmental and industrial accidents, gold theft, environmental factors and pollution could adversely impact the production, sales and cash operating costs for fiscal year 2019.

               Our acquisition of WRTRP assets from Sibanye-Stillwater will impact our results going forward, but we remain subject to risks associated with acquired assets (refer Item 3D. Risk Factors—Risks related to our business and operations). We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire.

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

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
		Estimated and actual payments due by period
	Total	Less than	Between	Between	More than 5 years
		1 year	1-3 years	3-5 years
	R m	R m	R m	R m	R m
Provision for environmental rehabilitation (2)	553.4	56.2	106.5	85.6	305.1
Finance leases	14.7	3.5	11.2	-	-
Trade and other payables	303.3	303.3	-	-	-
Purchase obligations – contracted capital expenditure (1)	32.7	32.7	-	-	-
Other contractual obligations	6.7	2.8	3.9	-	-
Total contractual cash obligations	910.8	398.5	121.6	85.6	305.1

(1) Represents planned capital expenditure for which contractual obligations exist.

(2) Gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D. “Property, Plant and Equipment” and Note 10 - “Provision for environmental rehabilitation” under Item 18. “Financial Statements".

5G.         SAFE HARBOR

                See Special Note Regarding Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

               Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2018, our board consisted of seven directors.

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

               In accordance with the provisions of the agreement for the acquisition of the WRTRP Assets, a director nominated by Sibanye‑Stillwater, will be appointed as a non-executive director of the Board subject to the terms of DRDGOLD’s MOI and shareholders’ approval.

               The address of each of our Executive Directors and Non-Executive Directors is the address of our principal executive offices.

5132

Executive Directors

Daniël Johannes Pretorius (51)  Chief Executive Officer. Niël Pretorius has two decades of experience in the mining industry. He was appointed Chief Executive Officer designate of DRDGOLD on August 21, 2008 and Chief Executive Officer on January 1, 2009. Having joined the company on May 1, 2003 as legal advisor, he was promoted to Group Legal Counsel on September 1, 2004 and General Manager: Corporate Services on April 1, 2005. Niël was appointed Chief Executive Officer of Ergo Mining Operations Proprietary Limited (formerly DRDGOLD SA) on July 1, 2006 and became Managing Director thereof on April 1, 2008.

               Adriaan Jacobus Davel (42)  Chief Financial Officer. Riaan Davel joined DRDGOLD in January 2015. Before joining DRDGOLD, he gained 17 years’ experience in the professional services industry, the majority obtained in the mining industry in Africa. As part of gaining that experience, Riaan provided assurance and advisory services, including support and training on IFRS to clients and teams across the African continent. He has spent seven years at KPMG as an audit partner, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants. Riaan has also gained experience as an IFRS technical partner and represented the South African Institute of Chartered Accountants on the International Accounting Standards Board’s project on extractive activities from 2003 to 2010. Riaan has served on committees that compile/update the South African codes for reporting and valuation of mineral reserves and resources.

Non-Executive Directors

               Geoffrey Charles Campbell (57). Geoffrey Campbell was appointed a Non-executive Director in 2002, a senior independent non-executive director in December 2003 and Non-executive Chairman in October 2005. A qualified geologist, he has worked on gold mines in Wales and Canada. He spent 15 years as a stockbroker before becoming a fund manager, managing the Merrill Lynch Investment Managers Gold and General Fund, one of the largest gold mining investment funds. He was also research director for Merrill Lynch Investment Managers. Geoffrey is a director of Oxford Abstracts Limited.

               James Turk (71).  James Turk was appointed Non-executive Director in October 2004 and in 2011 met the JSE Listing Requirements to become an independent director. He is a founder and director of Goldmoney Inc., which is traded on the Toronto Stock Exchange. Goldmoney.com is an online provider of physical gold, silver, platinum and palladium bullion to buyers worldwide and operator of a digital gold currency payment system. Since graduating from George Washington University in 1969, he has specialised in international banking, finance and investments. Having begun his career with the Chase Manhattan Bank (now JP Morgan Chase), in 1980 James joined the private investment and trading company of a prominent precious metals trader. He moved to the United Arab Emirates in 1983 to become manager of the Commodity Department of the Abu Dhabi Investment Authority, that country’s sovereign wealth fund. Since resigning in 1987, James has written frequently on money and banking. He is the founder of Lend & Borrow Trust Co. Ltd. a UK-based online peer-to-peer lending platform.

               Edmund Abel Jeneker (56).  Edmund Jeneker was appointed Non-executive Director in November 2007 and Lead Independent Non-executive Director in August 2017. He has more than 30 years’ experience as an executive in banking, business strategy, advisory and management at Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank Competitiveness Fund and Deloitte South Africa. More recently, he completed almost 14 years at Absa Bank and Barclays Africa Group, where he was managing executive and served as director on the boards of several subsidiaries in the Barclays Africa Group. Edmund is active in community social upliftment and served as a member of the Provincial Development Commission of the Western Cape Provincial Government. He currently serves on the Advisory Board of the Institute of Directors Southern Africa, Investment Committee of BADISA and The Cape Philharmonic Orchestra. He is a Chartered Director.

                Johan Andries Holtzhausen (72). Johan Holtzhausen was appointed independent Non-executive Director in on April 25, 2014. He has more than 42 years’ experience in the accounting profession, having served as a senior partner at KPMG Services Proprietary Limited, and held the highest Generally Accepted Accounting Principles (United States), Generally Accepted Auditing Standards and Sarbanes-Oxley Act accreditation required to service clients listed on stock exchanges in the United States. His clients included major corporations listed in South Africa, Canada, the United Kingdom, Australia and the United States. Johan currently serves as a voluntary independent director and chairman of the Audit and Risk Committee of the Tourism Enterprise Partnership. He also chairs the Audit and Risk Committee of Tshipi é Ntle Manganese Mining Proprietary Limited. He is a Non-executive Director of Caledonia Mining Corporation Plc, a Canadian corporation listed in the United States, Canada and the United Kingdom, and he chairs its Audit and Risk Committee.

               Toko Victoria Buyiswa Nomalanga Mnyango (53). Toko Mnyango was appointed independent Non-executive Director on December 1, 2016. Toko began her career as a prosecutor for the KaNgwane homeland, before becoming a legal advisor for the Eastern Cape Development Corporation. She has held directorships on company boards including Gijima, EOH Mthombo Proprietary Limited, AllPay Eastern Cape Proprietary Limited, a subsidiary of ABSA Limited, and the Ryk Neethling Foundation. She currently holds the position of CEO of Vitom Technologies Proprietary Limited and Vitom Brands Communication Proprietary Limited.

Senior Management

               Wilhelm Jacobus Schoeman (44) (Dip Analytical Chemistry, BTech Analytical Chemistry). Jaco Schoeman joined DRDGOLD in 2011 as Executive Officer: Business Development to focus on expanding the Group’s surface retreatment business and extracting maximum value from existing resources. In July 2014, he was appointed Operations Director: Ergo Mining Operations Proprietary Limited.

               Henry Gouws (49) Managing Director: Ergo. Henry Gouws has 29 years’ experience in the mining industry. He graduated from Technikon Witwatersrand and obtained a National Diploma in Extraction Metallurgy in 1990 and a National Higher Diploma in Extraction Metallurgy in 1991. He completed a Management Development Program in 2003 through Unisa School of Business Leadership and an Executive Development Programme in 2012 through the University of Stellenbosch Business School. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He was appointed to his current position in October 1, 2011.

Mark Burrell (56) Financial Director: Ergo. Mark Burrell holds a BComm Accounting degree and has completed a Management Development Programme (MDP) and has 19 years’ experience in the mining sector. He joined DRDGOLD in 2004 on a consulting basis and later that year, was appointed as Financial Manager of the Blyvooruitzicht operation. He was appointed as Financial Director of Ergo in January 2012. Mark serves as an alternate director to Charles Symons on the Board of Rand Refinery Proprietary Limited.

Charles Methley Symons (64) (BCom, MBL, Dip Extractive Metallurgy). Charles Symons started his career in the mining industry in February 1977 and joined Crown Gold Recoveries Proprietary Limited in January 1986. He joined DRDGOLD as General Manager in 1995 and was appointed Executive Officer: Surface Operations on January 1, 2008 before he became Executive Officer: Operations on May 11, 2010. On October 1, 2011, he was appointed Chief Operating Officer. Following restructuring of senior management in July 2014, Charles assumed the role of Chairman of the Oversight Committee: Ergo Mining Operations Proprietary Limited. He was appointed director of Ergo Mining Operations Proprietary Limited in August 2014. Charles’ fixed term contract concluded on July 31, 2016, but he remains in a non-executive oversight role, which role terminates on December 25, 2018.

               Reneiloe Masemene (37)  (LLB, LLM). Reneiloe Masemene, a qualified attorney, joined DRDGOLD in January 2009 as a legal advisor. She was appointed to the position of Senior Legal Advisor in October 2011 and Prescribed Officer of Ergo Mining Proprietary Limited in June 2012. She was appointed to the position of Group Legal Counsel in August 2014 and Company Secretary in March 2016. Reneiloe has significant experience in all areas of mining law, as well as in the corporate, commercial, contractual, employment and litigious aspects related to mining.

There are no family relationships between any of our non-executive directors, executive directors or members of the group executive and senior management. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed. Furthermore, none of the non-executive directors, executive directors, group executive and senior management members or other key management personnel are elected or appointed under any undertaking by, arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6B. COMPENSATION

                Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2018 was R21.4 million.

               Non-Executive Directors received the following fees for fiscal year 2018:

•         Base fee as Non-Executive Chairman of R1,388,518 per annum;

•         Base fee as Lead Independent Non-Executive Director of R640,261 per annum;

•         Base fee as Non-Executive Directors of R617,119 per annum;

•         Annual fee for Audit and Risk Committee Chairman of R30,856 (excluding fee received as a committee member);

•         Annual fee for Audit and Risk Committee member of R30,856;

•         Annual fee for the chairman of Remuneration and Nominations Committee and Social and Ethics Committee of R23,142 (excluding fee received as a committee member);

•         Annual fee for members of Remuneration Committee and Social and Ethics Committee of R23,142 each;

•         Daily fee of R23,142;

•         Hourly rate of R3,086;

•         Half-day fee for participating by telephone in special board meetings of R11,571; and

•         The Chairman of the board, Lead Independent Non-Executive Director and other Non-Executive Directors to receive committee fees.

5332

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2018

Directors / Prescribed Officer	Total remuneration paid during the year	Short Term Incentives related to this cycle	Long term Incentives paid during this cycle	Total remuneration related to this cycle
	R'000	R'000	R'000	R'000
Executive directors
D J Pretorius	6 104	4 697	-	10 801
A J Davel	3 429	2 639	250	6 318
	9 533	7 336	250	17 119
Non-executive directors
G C Campbell	1 446	-	-	1 446
J Turk	655	-	-	655
E A Jeneker	805	-	-	805
J Holtzhausen	718	-	-	718
T B V N Mnyango	651	-	-	651
	4 275	-	-	4 275
Prescribed officers (1)
W J Schoeman	3 308	2 013	250	5 571
R Masemene	2 402	808	124	3 334
	5 710	2 821	374	8 905

Total	19 518	10 157	624	30 299

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

Compensation of key management

Refer to Item 18. ‘‘Financial Statements – Note 18.2 – Related party transactions’’ for the total compensation paid to key management (including executive and non-executive directors as well as prescribed officers).

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

5432

Service Agreements

Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are approved by our Remuneration Committee.

The Company’s current executive directors, Mr. D.J. Pretorius and Mr. A.J. Davel, entered into agreements of employment with us, on January 1, 2009 and January 1, 2015, respectively. These agreements regulated the employment relationship with Messrs. D.J. Pretorius and A.J. Davel during the year ended June 30, 2018.

On July 1, 2015 Mr. D.J. Pretorius entered into a new agreement of employment for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ written notice. Under the employment agreement effective up to June 30, 2018 Mr. D.J. Pretorius receives from us a guaranteed remuneration package of R5.5 million per annum. Mr. D.J. Pretorius was eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. In addition, he is eligible to participate in the long term incentive scheme and was awarded 2,323,009 phantom shares during November 2015.

Mr. A.J. Davel entered into an employment agreement effective from January 1, 2015 for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ prior written notice. Mr. A.J. Davel receives from us a guaranteed remuneration package of R3.1 million per annum. Mr. A.J. Davel is eligible under his employment agreement, for a short term incentive of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He is eligible to participate in the long term incentive scheme. He was issued 205,207 phantom shares under the long term incentive scheme on his joining DRDGOLD and 1,305,033 phantom shares during November 2015.

               Messrs. G.C. Campbell and E.A. Jeneker each have service agreements which run for fixed periods until October 31, 2019. Mr. J Turk has a service agreement which runs until October 31, 2018. Mr. J.A Holtzhausen has a service agreement which runs for a fixed period until April 25, 2018. Mrs. TVBN Mnyango has a service agreement which runs for a fixed period until November 30, 2018. After expiration of the initial two year periods, the agreements continue indefinitely until terminated by either party on not less than three months’ prior written notice.

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

6C. BOARD PRACTICES

Board of Directors

As at September 30, 2018, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and Mr. A.J. Davel), and five Non-Executive Directors (Messrs. G.C. Campbell, J. Turk, E.A. Jeneker, J.A. Holtzhausen and Mrs. TVBN Mnyango). The Non-Executive Directors are independent under the New York Stock Exchange, or NYSE, requirements (as affirmatively determined by the Board of Directors) and the South African King IV Report.

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

5532

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

The board sets the standards and values of the Company and much of this has been embodied in the Company’s Code of Conduct, which is available on our website at www.drdgold.com. The Code of Conduct applies to all directors, officers and employees, including the principal executive, financial and accounting officers, in accordance with Section 406 of the US Sarbanes-Oxley Act of 2002, the related US securities laws and the NYSE rules. The Code contains provisions for employees to report violations of Company policy or any applicable law, rule or regulation, including US securities laws.

A description of the significant ways in which our corporate governance practices differ from practices followed by U.S. companies listed on the NYSE can be found in Item 16G. Corporate Governance.

Directors' Terms of Service

               The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2018:

Director	Title	Year first appointed	Term of current office	Unexpired term of current office
D.J. Pretorius	Chief Executive Officer	2008	3 years	* 12 months
A.J. Davel	Chief Financial Officer	2015	3 years	* 12 months
G.C. Campbell	Non-Executive Director	2002	2 years	16 months
E.A. Jeneker	Non-Executive Director	2007	2 years	16 months
J. Turk	Non-Executive Director	2004	1 year	4 months
J. Holtzhausen	Non-Executive Director	2014	2 years	22 months
T.V.B.N. Mnyango	Non-Executive Director	2016	2 years	5 months

* Renewal of the term of office was deferred to the October 2018 board meeting at which the contracts of D.J. Pretorius and A.J. Davel were extended to June 30, 2019.

Executive Committee

               As at June 30, 2018, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. A.J. Davel, Mr. W.J. Schoeman and Ms. R. Masemene.

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

5632

Remuneration of Non-Executive Directors for their services on the committees concerned is determined by the board. The committees are subject to regular evaluation by the board with respect to their performance and effectiveness. The following information reflects the composition and activities of these committees.

Committees of the Board of Directors

Remuneration and Nominations Committee

As at June 30, 2018 the Remuneration and Nominations Committee consisted of G C Campbell (Chairman: nominations), E A Jeneker (Chairman: remuneration), J A Holtzhausen and J Turk.

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

The primary remuneration role of the committee is to execute the following functions:

•       Ensure the establishment of a formal process for the appointment of directors;

•       ensure that inexperienced directors are developed through a mentorship programme;

•       ensure that directors receive regular briefings on changes in risks, laws and the appropriate contribution;

•       drive an annual process to evaluate the board, board committees and individual directors;

•       ensure that formal succession plans for the board, chief executive officer and senior management appointments are developed and implemented.

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

As at June 30, 2018 the Audit and Risk Committee consisted of J A Holtzhausen (Chairman), J Turk and E A Jeneker.

All members of the Audit and Risk Committee are independent according to the definition set out in the NYSE Rules. See Item 16G. Corporate Governance. The committee’s charter deals with all the aspects relating to its functioning.

               The Audit and Risk Committee charter was revised in April 2017 and sets out the committee’s terms of reference.

Responsibilities include:

•       External auditors, audit process and financial reporting;

•       Internal audit;

•       integrated reporting and assurance model;

•       oversee the development and annual review of a policy and plan for risk management;

•       ensure that risk management assessments are performed on a continuous basis;

•       ensure that reporting on risk management assessment is complete, timely, accurate and accessible;

•       ensure that frameworks and methodologies are implemented to increase the possibility of anticipating unpredictable risks;

•       ensure that continuous risk monitoring by management takes place.

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

The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors, and the designated external audit partner as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. KPMG Inc. was reappointed by shareholders at the 2017  AGM to perform DRDGOLD’s external audit function.

5732

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

Section 404 of SOx stipulates that management is required to assess the effectiveness of the internal controls surrounding the financial reporting process. The results of this assessment are reported in the form of a management attestation report that is filed with the SEC as part of the Form 20-F. Additionally, DRDGOLD’s external auditors are required to express an opinion on the effectiveness of internal controls over financial reporting, which is also contained in the Company’s Form 20-F.

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

Social and Ethics Committee

As at June 30, 2018, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. D.J. Pretorius and Mrs. TVBN Mnyango.

The Social and Ethics Committee was established to enable DRDGOLD to achieve the triple bottom line recommended by local guidance on best practice in corporate governance and to reach the empowerment goals to which the Company is committed. Its terms of reference were approved by the board in April 2017 and its objectives are to:

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

The following terms of reference were approved by the board to enable the committee to function effectively. These are to make recommendations to the board:

•       to monitor the company’s activities with regard to the 10 principles set out in the United Nations Global Compact Principles and the OECD recommendations regarding Corruption, the Employment Equity Act and the Broad Based Black Economic Empowerment Act;

•       records of sponsorship, donations and charitable giving;

•       the environment, health and public safety, including the impact of the company’s activities and of its products or services;

•       labour and employment

•       review and recommend the company’s code of ethics;

•       review and recommend any corporate citizenship policies;

•       review significant cases of employee conflicts of interests, misconduct or fraud, or any other unethical activity by employees or the Company

6D. EMPLOYEES

Employees

                The total number of employees at June 30, 2018, of  2 304 comprises  1 426 specialized service providers and  878 employees who are directly employed by us and our subsidiary companies. As of September 30, 2018, we had 2,463 employees (including 1,424 contract employees). The increase in the number of employees was due to the addition of 172 employees resulting from the acquisition of the WRTRP Assets effective on July 31, 2018.

               All of our employees are based at our operations that operate exclusively in South Africa.

5832

Labor Relations

               As at June 30, 2018, approximately 91% of our South African employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, one of the main South African mining industry unions, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The organized labor coordinating forum meets regularly to discuss matters pertinent to both parties.

               On April 9, 2018, Ergo signed a one year extension of the 2016/18 Wage Agreement with the Majority Unions for a wage increase ranging from 7-10% per annum depending on worker job category, averaging 8.2% per annum across our workforce. The next round of wages and conditions of employment negotiations will commence in June 2019.

               The Company places a great emphasis on its Corporate Social Responsibility by staying actively involved in appropriate projects that give effect to the ideals of the Mining Charter and good corporate governance. During the last 5 calendar years (2013-2017) the Company has spent in excess of R62 million in fulfilling its Social & Labour Plan which is a statutory requirement of the Mineral & Petroleum Resources Development Act.

               We recognize the need for transformation and have put systems and structures in place to address this at both management and board level.

Safety statistics

               Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our 2018 overall safety statistics for our operations:

(Per million man hours)	Year ended June 30,
	2018	2017
Lost time injury frequency rate (LTIFR) (1)	2.92	2.91
Reportable incidence(1)	1.55	1.53
Fatalities	-	1

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

As of June 30, 2018, directors and prescribed officers do not hold any options to purchase ordinary shares.

               Closed periods apply to share trading by directors and other employees, whenever certain employees of the Company become or could potentially become aware of material price sensitive information, such as information relating to an acquisition, bi-annual results etc., which is not in the public domain. When these employees have access to this information an embargo is placed on share trading for those individuals concerned. The embargo need not involve the entire Company in the case of an acquisition and may only apply to the board of directors, executive committee, and the financial and new business teams, but in the case of interim and year-end results the closed-period is group-wide.

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

5932

Percentage vested in each period grant:		Period after the original date of grant
		of the option:
Performance criteria	Retention criteria
33%	0%	one year
33%	50%	two years
33%	50%	three years

The phantom shares granted before the November 2015 amendment described below were not affected by the said amendment and continued to vest under the original terms of the grant. The last tranche of these phantom shares vested and were paid during fiscal year 2018.

DRDGOLD Phantom Share Scheme (Amended November 2015)

During fiscal year 2017, DRDGOLD’s REMCO approved a revised long-term incentive scheme. On November 4, 2015, REMCO approved an allocation of 20,527,978 phantom shares which is driven by share price performance and individual performance, and is based on phantom share allocations. The vesting of any shares allocated is staggered over a five-year period commencing in the third year after the allocation is granted in line with King recommendations. The objectives of the revised scheme are to drive the longer-term strategies of DRDGOLD, to align participants’ interests with shareholders’ interest, to incentivise and motivate participants, to attract and retain scarce human resources and to reward superior performance by the Company and participants. REMCO has the authority to amend in part or in its entirety or withdraw the long-term incentive scheme at any time.

No phantom shares were granted during fiscal year 2018 or 2017. 20 527 978 phantom shares were granted during fiscal year 2016. 20 189 467 phantom shares were outstanding on June 30, 2018 (2017: 21 144 534).

6032

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

                As of September 30, 2018, our issued capital consisted of:

•       696,429,767 ordinary shares of no par value; and

•       5,000,000 cumulative preference shares.

               To our knowledge, as of 30 June 2018, we were not directly or indirectly owned or controlled by another corporation or any person or foreign government.

               On July 31, 2018, 265 million ordinary shares were issued to Sibanye-Stillwater as settlement of the purchase consideration for the acquisition of the WRTRP Assets. As part of this acquisition, Sibanye-Stillwater was granted an option to subscribe for further shares to achieve a 50.1% shareholding for a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value.

Other than the above there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

               Based on information available to us, as of September 30, 2018:

•       there were 5,758 record holders of our ordinary shares in South Africa, who held 461,189,130 or approximately 66.2% of our ordinary shares;

•       there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 ordinary shares or 100% of our cumulative preference shares;

•       there were 22 US record holders of our ordinary shares, who held approximately 20,070,838 ordinary shares or approximately 2.88% of our ordinary shares excluding those shares held as part of our ADR program; and

•       there were 720 registered holders of our ADRs in the United States, who held approximately 216,938,320 shares (21,693,832 ADRs) or approximately 31.2% of our ordinary shares.

               The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2018, by:

•       each of our directors and prescribed officers; and

•       any person whom the directors are aware of as at September 30, 2018 who is interested directly or indirectly in 1% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years.

	Shares Beneficially owned
Holder	Number	Percent of outstanding ordinary shares
Directors/prescribed officers
D.J. Pretorius	690 188	*
A.J. Davel	100 000	*
J. Turk	243,000	*
G.C. Campbell	200,000	*

Other
Sibanye-Stillwater	265 000 000	38.05%
Ruffer, LLP	49 894 680	7.16%
Van Eck Associates Corporation	32 521 120	4.67%
Khumo Gold SPV Proprietary Limited	16 326 007	2.34%
Renaissance Technologies, LLC	12 101 130	1.74%

* Indicates share ownership of less than 1% of our outstanding ordinary shares.

                As of September 30, 2018, we are not aware of anyone owning 5% or more of our ordinary shares other than described above. No shareholder has voting rights which differ from the voting rights of any other shareholder.

6132

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

7B. RELATED PARTY TRANSACTIONS

                Remuneration paid to key management is disclosed in Item 18. ‘‘Financial Statements - Note 18.2 – Key management personnel remuneration’’

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

5.        Not applicable.

6.        Not applicable.

7.        See under Item 4D. Property, plant and equipment—Ongoing Legal Proceedings.

8.        Please see Item 10B. Memorandum of Incorporation.

8B. SIGNIFICANT CHANGES

                Significant changes that have occurred since June 30, 2018, the date of the last audited financial statements included in this Annual Report, are discussed in the relevant notes to the financial statements under Item 18. Financial Statements.

6232

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS

                The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the New York Stock Exchange.

	Price Per		Price Per		Average Daily
	Ordinary Share		ADS		Trading
	R		$		Volume
Year Ended	High		High	Low	Ordinary	ADSs
		Low			Share
June 30, 2014	6.64	2.45	6.47	2.39	709 433	117 380
June 30, 2015	4.03	1.79	3.65	1.35	510 455	149 298
June 30, 2016	9.49	1.49	6.05	1.10	1 378 955	273 317
June 30, 2017	12.62	3.70	9.10	2.84	1 145 751	513 707
June 30, 2018	5.52	2.69	4.11	2.23	392 848	98 559

	Price Per		Price Per		Average Daily
	Ordinary Share		ADS		Trading
	R		$		Volume
Quarter Ended	High		High	Low	Ordinary	ADSs
		Low			Share
Q1 July – September 2016	12.62	6.50	9.10	4.74	1 343 395	685 864
Q2 October – December 2016	7.51	5.25	5.61	3.70	1 194 444	583 354
Q3 January – March 2017	8.96	5.76	6.67	4.59	1 406 611	412 828
Q4 April – June 2017	7.14	3.70	5.23	2.84	610 710	368 449

Q1 July – September 2017	5.44	3.90	4.11	2.91	458 841	160 321
Q2 October – December 2017	5.52	3.59	4.00	2.90	393 487	86 269
Q3 January – March 2018	4.20	3.00	3.38	2.65	388 638	74 887
Q4 April – June 2018	4.10	2.69	2.23	2.23	329 352	72 421
Q1 July – September 2018	3.75	2.66	2.68	1.76	207 279	97 516

	Price Per		Price Per		Average Daily
	Ordinary Share		ADS		Trading
	R		$		Volume
Month Ended	High		High	Low	Ordinary	ADSs
		Low			Share
April 30, 2018	3.50	2.69	2.87	2.25	400 420	90 520
May 31, 2018	3.60	2.88	2.79	2.23	291 835	62 117
June 30, 2018	4.10	3.27	2.95	2.50	304 357	65 116
July 31, 2018	3.75	3.00	2.68	2.33	108 504	38 405
August 31, 2018	3.67	2.80	2.57	2.02	205 826	53 370
September 30, 2018	3.40	2.66	2.52	1.76	323 332	216 289

The cumulative preference shares are not traded on any exchange.

               There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2018, nor have there been any trading suspensions with respect to our ADRs on the New York Stock Exchange since our listing on that market.

6332

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

9D. SELLING SHAREHOLDERS

                Not applicable.

9E. DILUTION

                Not applicable.

9F. EXPENSES OF THE ISSUE

               Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

                Not applicable.

10B. MEMORANDUM OF INCORPORATION

                As of June 30, 2018, we had authorized for issuance 1,500,000,000 ordinary shares of no par value (as of September 30, 2018: 1,500,000,000), and 5,000,000 cumulative preference shares of R0.10 par value (as of September 30, 2018: 5,000,000). On this date, we had issued 431,429,767 ordinary shares (as of September 30, 2018: 696,429,767) and 5,000,000 cumulative preference shares (as of September 30, 2018: 5,000,000).

               Set out below are brief summaries of certain provisions of our Memorandum of Incorporation, or our MOI, the Companies Act of South Africa and the JSE Listings Requirements, all as in effect on September 30, 2018. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings Requirements.

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

6432

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

6532

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

Winding-up

               If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of September 30, 2018, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

Reduction of Capital

               We may, by special resolution, reduce the share capital authorized by our MOI, or reduce our issued share capital including, without limitation, any stated capital, capital redemption reserve fund and share premium account by making distributions and buying back our shares.

Amendment of the MOI

               Our MOI may be altered by the passing of a special resolution or in compliance with a court order. The Company may also amend the MOI by increasing or decreasing the number of authorized shares, classifying or reclassifying shares, or determining the terms of shares in a class. A special resolution is passed when the shareholders holding at least 25% of the total votes of all the members entitled to vote are present or represented by proxy at a meeting and, if the resolution was passed on a show of hands, at least 75% of those shareholders voted in favor of the resolution and, if a poll was demanded, at least 75% of the total votes to which those shareholders are entitled were cast in favor of the resolution. An amendment to the MOI to increase the number of authorized shares was approved by shareholders at the 2018 general meeting.

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

6632

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

10C. MATERIAL CONTRACTS

Acquisition of FWGR (WRTRP Assets) from Sibanye-Stillwater

Sibanye-Stillwater Exchange Agreement

On November 22, 2017, Sibanye-Stillwater, WRTRP Proprietary Limited and the Company entered into the Sibanye-Stillwater Exchange Agreement. Under the Sibanye-Stillwater Exchange Agreement, Sibanye-Stillwater agreed to dispose certain gold surface processing assets and tailing storage facilities that include Driefontein 3 and 5, Kloof 1, Venterspost North and South, Libanon, Driefontein 4, Driefontein 2 plant, Driefontein 3 plant, WRTRP pilot plant, and land required for the future development of a central processing plant, regional tailings storage facility and return water dam (together, the “WRTRP Assets”) to WRTRP Proprietary Limited in exchange for the issuance of 999 shares of WRTRP Proprietary Limited shares (comprising the entire share capital of WRTRP Proprietary Limited) to Sibanye-Stillwater, subject to certain limitations that include the consummation of certain agreements such as the DRD Exchange Agreement, DRD Guarantee and DRD Option Agreement, among others.

DRD Exchange Agreement

Additionally, on November 22, 2017, pursuant to the Sibanye-Stillwater Exchange Agreement, the Company and Sibanye-Stillwater entered into the DRD Exchange Agreement, under which Sibanye-Stillwater agreed to transfer all of the shares of WRTRP Proprietary Limited to the Company in exchange for 265,000,000 ordinary shares of the Company, which represents 38.05% of our ordinary shares in issue (including any of our ordinary shares held as treasury shares). A director nominated by Sibanye‑Stillwater will be appointed as a non-executive director of the Board subject to the terms of DRDGOLD’s MOI and shareholders’ approval.

DRD Guarantee

In connection with the Sibanye-Stillwater Agreement and the DRD Exchange Agreement, on November 22, 2017, the Company issued a guarantee to and in favor of Sibanye-Stillwater. Under the DRD Guarantee, the Company irrevocably and unconditionally guaranteed and agreed to: (i) undertake as a principal and an independent obligation to and in favor of Sibanye-Stillwater the due, punctual and full payment and performance which WRTRP Proprietary Limited has, or may from time to time have, to Sibanye-Stillwater in terms of any agreements to give effect to the transactions contemplated by the DRD Exchange Agreement (the “Guaranteed Obligation”); (ii) undertake that whenever WRTRP Proprietary Limited does not pay any Guaranteed Obligation when due, the Company shall, immediately on demand, pay that amount as if it was the principal obligor; (iii) undertake that whenever WRTRP Proprietary Limited does not perform punctually any Guarantee Obligation, it shall, immediately on demand, perform such obligation as if it was the principal obligor; (iv) indemnify (as a separate and primary obligation) Sibanye-Stillwater immediately on demand against any and all losses, liabilities, damages, costs or expenses (but excluding any indirect, special, consequential or incidental loss or damage) suffered by Sibanye-Stillwater if any indebtedness, payment obligation or other obligation guaranteed by the Company under certain enumerated events; and (v) undertake that if any Guaranteed Obligation is or becomes unenforceable, invalid or illegal, the Company shall, as an independent and primary obligation, indemnify Sibanye-Stillwater, subject to a monetary limit.

Option Agreement

In addition, on November 22, 2017, Sibanye-Stillwater and the Company entered into the Option Agreement. Under the Option Agreement, the Company granted Sibanye-Stillwater the irrevocable right and option to call on the Company to allot and issue additional ordinary shares to Sibanye-Stillwater, resulting in Sibanye-Stillwater holding 50.1% of all ordinary shares of the Company (including any of the Company’s ordinary shares held as treasury shares), subject to the condition that such option be exercised within 24 months of the closing of the Transaction and subject to Sibanye-Stillwater not having disposed of all or any of the Consideration Shares during the Option Period. The Option must be exercised in whole anytime within the Option Period. The price of such shares would be set at the 30-day volume weighted average price per DRDGOLD's ordinary share on the Johannesburg Stock Exchange preceding the exercise date minus 10%. During the period between the date upon which the option is exercised and the closing date, the Company agreed that it shall not issue any ordinary shares, and not issue any ordinary shares and/or any securities convertible into the Company’s ordinary shares, and/or grant any options and/or rights to

6732

require the issue of the Company’s ordinary shares or securities convertible into the Company’s ordinary shares at any time or on or after the closing of the exchange transactions, subject to certain limitations.

Closing and Amending Agreement

On July 31, 2018, Sibanye-Stillwater, WRTRP Proprietary Limited and the Company entered into the Closing and Amending Agreement in connection with the Transaction. Under the Closing and Amending Agreement, the parties agreed to amend the Sibanye-Stillwater Exchange Agreement to, among other things, confirm the fulfilment of or alternatively the waiver of conditions precedent to the Transaction and provide for a revised closing process for the Sibanye-Stillwater Exchange Agreement.

The description of the Sibanye-Stillwater Exchange Agreement, DRD Exchange Agreement, DRD Guarantee, Option Agreement and Closing and Amending Agreement is qualified by reference to the Sibanye-Stillwater Exchange Agreement, DRD Exchange Agreement, DRD Guarantee, Option Agreement and Closing and Amending Agreement filed herewith as Exhibits.

ZAR300 million Revolving Credit Facility

On August 1, 2018, DRDGOLD Limited entered into a ZAR300 million revolving credit facility (“RCF”) secured with ABSA Bank Limited (acting through its Corporate and Investment Banking division). The purpose of the RCF was to finance the development of Phase 1 of FWGR and working capital requirements, replacing the R100 million overdraft facility that was in place during the year ended 30 June 2018.

The RCF bears interest at JIBAR plus a margin of 325 basis points nominal annual compounded quarterly. The borrowers are required to pay a commitment fee of 35% of the applicable margin per annum. There is a debt origination fee of 1% of the available commitment.

Relevant covenants include that, during any rolling 12 month period, (i) the interest cover (1) shall not be less than 4 times and (ii) net debt(2) to EBITDA Ratio shall not exceed 2 times.

(1) Interest cover means the ratio of EBITDA to Total Net Interest (interest charged on Financial Indebtedness after deducting all interest received on Cash and cash equivalents (excluding interest received on restricted cash)).

(2) Means Total Debt after deducting Cash and cash equivalents (excluding restricted cash)

The final repayment date of the RCF is August 1, 2020.

The description of the RCF is qualified by reference to the RCF filed herewith as an Exhibit.

6832

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

•         as a general rule, the SARB requires that more than 10% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met, the SARB may instruct that the equity be disposed of. In our experience the SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and

6932

•         remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

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

7032

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

Section 64F of the amendments to the Income Tax Act as set out in Part VIII in Chapter II of the Income Tax Act sets out beneficial owners who are exempt from the dividend tax which includes resident companies receiving a dividend after the effective date, being April 1, 2012. The Convention between the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the Tax Treaty, would limit the rate of this tax with respect to dividends paid on ordinary shares or ADSs to a U.S. resident (within the meaning of the Tax Treaty) to 5% of the gross amount of the dividends if such U.S. resident is a company which holds directly at least 10% of our voting stock and 20% of the gross amount of the dividends in all other cases.

The above provisions shall not apply if the beneficial owner of the dividends is resident in the United States, carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

               In fiscal years 2018 and 2017, the corporate tax rates for taxable mining and non‑mining income, to which the Companies in the Group is subject, were 34% and 28%, respectively. The formula for determining the South African gold mining tax rate for fiscal years ended 2018  and 2017  is: Y = 34 – 170/X. Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.

               With effect from April 1, 2014, Section 8F of the Income Tax Act results in any amount of interest which is incurred in respect of a “hybrid debt instrument” is deemed to be a dividend in specie  declared by the payor and received by the recipient which is exempt from income tax, as opposed to interest which is taxable. The terms of some of our intercompany loans  cause the affected loans to be deemed as “hybrid debt instruments” and the interest thereof to be deemed to be an exempt dividend in specie. This characterization of the affected loans as a “hybrid debt instrument” was not impacted by subsequent amendments to Section 8F of the Income Tax Act that became effective in fiscal year 2017.

U.S. Federal Income Tax Considerations

               The following discussion is a summary of the U.S. federal income tax considerations to U.S. holders of the ownership and disposition of ordinary shares or ADSs. It deals only with U.S. holders who hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official statU.S. of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

               This discussion does not address all aspects of U.S. federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of U.S. holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, banks and other financial institutions, insurance companies, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a “hedge,” “conversion transaction,” “synthetic security,” “straddle,” “constructive sale” or other integrated investment, persons who acquired the ordinary shares or ADSs upon the exercise of employee stock options or otherwise as compensation, persons whose functional currency is not the U.S. dollar, or persons that actually or constructively own ten percent or more of the voting power or value of our shares. This discussion addresses only U.S. federal income tax considerations and does not address the effect of any state, local, or foreign tax laws that may apply, the alternative minimum tax, the Medicare tax or the application of the federal estate or gift tax.

7132

For purposes of this discussion, a “U.S. holder” is a beneficial owner of ordinary shares or ADSs who or that is, for U.S. federal income tax purposes:

•         a citizen or individual resident of the United States;

•         a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

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

               If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds any ordinary shares or ADSs, the tax treatment of a partner will generally depend on the statU.S. of the partner and on the activities of the partnership. Partners in partnerships holding any ordinary shares or ADSs are urged to consult their tax advisors.

               Because individual circumstances may differ, U.S. holders of ordinary shares or ADSs are urged to consult their tax advisors concerning the U.S. federal income tax considerations applicable to their particular situations as well as any considerations to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

Ownership of Ordinary Shares or ADSs

               For purposes of the Code, a U.S. holder of ADSs will be treated for U.S. federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

               Subject to the discussion below under the heading “Passive Foreign Investment Company”, distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to U.S. holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For U.S. federal income tax purposes, the amount of any distribution received by a U.S. holder will equal the dollar value of the sum of the South African rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the “spot rate” on the date the dividend distribution is includable in such U.S. holder's income, regardless of whether the payment is in fact converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. holder includes the dividend payment in income to the date such holder converts the payment into dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADSs.

               To the extent that these distributions exceed the U.S. holder's tax basis in the ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading “Passive Foreign Investment Company”. We do not intend to calculate our earnings or profits for U.S. federal income tax purposes. U.S. holders should therefore assume that any distributions with respect to our ordinary shares or ADSs will constitute dividend income.

               “Qualified dividend income” received by individual U.S. holders (as well as certain trusts and estates) generally will be taxed at a maximum U.S. federal income tax rate applicable to capital gains. This reduced rate generally would apply to dividends paid by U.S. if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the United States or (ii) our ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the United States. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading “Passive Foreign Investment Company”. U.S. holders are urged to consult their tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADSs.

               For purposes of this discussion, the “spot rate” generally means a rate that reflects a fair market rate of exchange available to the public for currency under a “spot contract” in a free market and involving representative amounts. A “spot contract” is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the U.S. Internal Revenue Service has the authority to determine the spot rate.

               Dividend income derived with respect to the ordinary shares or ADSs will not be eligible for the dividends received deduction generally allowed to a U.S. corporation under Section 243 of the Code. Dividend income will be treated as foreign source income for foreign tax credit and other purposes. In computing the separate foreign tax credit limitations, dividend income should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income.”

7232

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

               A U.S. holder of a PFIC are required to file an annual report with the Internal Revenue Service containing such information as the U.S. Secretary of Treasury may require.

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

               In the case of a U.S. holder who holds ordinary shares or ADSs and who does not make a mark-to-market election, the special tax and interest charge described above will not apply if such holder makes an election to treat U.S. as a “qualified electing fund” in the first taxable year in which such holder owns the ordinary shares or ADSs and if we comply with certain reporting requirements. However, we do not intend to supply U.S. holders with the information needed to report income and gain pursuant to a “qualified electing fund” election in the event that we are classified as a PFIC.

 We believe that we were not a PFIC for our fiscal year ended June 30, 2018. However, under the PFIC rules income and assets are require to be measured and classified in accordance with U.S. federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from U.S. federal income tax principles. Therefore, no assurance can be given that we were not a PFIC. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause U.S. to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

The rules relating to PFICs are very complex. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investments in our ordinary shares or ADSs.

Disposition of Ordinary Shares or ADSs

               Subject to the discussion above under the heading “Passive Foreign Investment Company”, upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or ADSs. Subject to the application of the “passive foreign investment company” rules discussed above, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. holder on the taxable disposition of ordinary shares or ADSs generally will be treated as U.S.‑source gain or loss for U.S. foreign tax credit purposes.

7332

               In the case of a cash basis U.S. holder who receives rands in connection with the taxable disposition of ordinary shares or ADSs, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A U.S. holder who receives payment in rand and converts rand into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

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

Information with respect to Foreign Financial Assets

               Certain U.S. holders may be required to report on Internal Revenue Service Form 8938 information relating to an interest in ordinary shares or ADSs, subject to certain exceptions (including an exception for assets held in accounts maintained by certain financial institutions, although the account itself may be reportable if held at a non-U.S. financial institution). U.S. holders should consult their tax advisers regarding the effect, if any, of this reporting requirement on their acquisition, ownership and disposition of ordinary shares or ADSs. U.S. holders should consult their tax advisors regarding application of the information reporting and backup withholding rules.

10F. DIVIDENDS AND PAYING AGENTS

                Not applicable

10G. STATEMENT BY EXPERTS

                Not applicable.

10H. DOCUMENTS ON DISPLAY

                You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at DRDGOLD Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Group Company Secretary. Tel No. +27-11-470-2600. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at DRDGOLD Limited, 1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196, South Africa.

10I. SUBSIDIARY INFORMATION

                Not applicable.

7432

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

               In the normal course of our operations, we are exposed to market risk, including commodity price, foreign currency, interest and credit risks. During fiscal 2018 we do not hold or issue derivative financial instruments for speculative purposes, nor did we hedge forward gold sales.  Refer to Item 18. ‘‘Financial Statements - Note 26 - Financial instruments’’ of the consolidated financial statements for a qualitative and quantitative discussion of our exposure to these market risks.

Our long-term strategy is to remain unhedged and to keep borrowings to a minimum. However, the need for medium-term borrowings for the first-phase development of FWGR introduced some liquidity risk. To mitigate this liquidity risk, we entered into a zero-cost collar to provide price protection against a possible decrease in the Rand gold price while borrowings are in place. 50 000 ounces of gold is committed to this zero-cost collar, spread equally over nine months commencing September 2018 with a floor of R 565 000/kg and a ceiling of just under R609 000/kg and will be settled in cash at the end of each month.

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

               It is our long-term policy not to hedge this commodity price risk. However, in instances where we need to incur medium-term borrowings to finance growth projects that introduce some liquidity risk to the Group, we may mitigate this liquidity risk by entering into an arrangement to provide price protection against a possible decrease in the Rand gold price while borrowings are in place.

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

Long-term debt
Set out below is an analysis of our debt as at June 30, 2018. All of our long-term debt is denominated in South African rand.
Interest rate
Fixed rate	17.90%
Weighted average interest rate	17.90%
R'm
Repayment period
2019	3.6
2020	11.1
Total	14.7

Based on our fiscal year 2018 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would (increase)/decrease our interest expense by R0.1 million.

7532

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

Service	Fees (USD)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights	$5.00 (or less) per 100 ADSs (or portion thereof)[1]
Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates	$5.00 (or less) per 100 ADSs (or portion thereof)[1]
Distribution of cash dividends or other cash distributions	2 cents (or less) per ADS (or portion thereof)
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	$5.00 (or less) per 100 ADSs (or portion thereof)

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

[1] These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly-issued ADSs from the Depositary or delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

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

Depositary Payments

The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an annual amount of $75,000 mainly consisting of accumulated contributions towards the Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors). After the deduction of other fees, the annual reimbursement for the year ended June 30, 2018 amounts to approximately $5,974 (June 30, 2017: $44,509, (June 30, 2016: $43,400). DRDGOLD is also entitled to a 25% share of the dividend fees which amounts to approximately $20,195 for the year ended June 30, 2018 (June 30, 2017: $24,813).

7632

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of June 30, 2018, our management, with the participation of our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2018.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2018. In making this assessment, our management used the criteria set forth by the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, our management concluded that as of June 30, 2018 our internal control over financial reporting was effective.

15C. Independent Auditor’s Attestation Report

The effectiveness of internal control over financial reporting as of June 30, 2018 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

7732

15D. Changes in Internal Control Over Financial Reporting

Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule 13a-15.

During the year ended June 30, 2018, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct that applies to all senior executives including our Non-Executive Chairman, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Financial Director at our mining operation as well as all other employees. The Code of Conduct was updated during fiscal 2018. The Code of Conduct can be accessed on the Company’s website at the following web address: www.drdgold.com/about-us/governance.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

                KPMG Inc. has served as our independently registered public accountant for the fiscal years ended June 30, 2018, 2017 and 2016, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.

               The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal year 2018 and 2017:

Audit Fees

Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Auditors' remuneration	Year ended June 30,
	2018	2017
	R m	R m
Audit fees	5.7	5.5
All other fees	1.7	0.3
Total	7.4	5.8

All Other Fees

               The all other fees paid during fiscal year 2018 consist of the following:

•         R0.4 million with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2017;

•         R1.0 million with respect to Independent reporting accountant’s report on the Pro Forma financial information and historical financial information included in the WRTRP Circular to Shareholders, and

•         R0.3 million with respect to an Independent reporting accountant’s report on the WRTRP forecast financial information included in the Circular to Shareholders.

               The all other fees paid during fiscal year 2017 consist of fees invoiced with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2016. Subsequent to June 30, 2018 KPMG was engaged to provide limited assurance on specified items contained in our Integrated Report for fiscal year 2018 that was billed during fiscal year 2019. Subsequent to June 30, 2018 KPMG was also engaged to provide limited assurance on the compliance of the Form 20-F with the SEC filing requirements for XBRL reporting for fiscal year 2018 that will be invoiced during fiscal year 2019.

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

7832

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

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

8032

PART III

ITEM 17. FINANCIAL STATEMENTS

                Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The following annual financial statements and related auditor’s reports are filed as part of this Annual Report	Page
Report of the Independent Registered Public Accounting Firm	F‑1
Consolidated statement of profit or loss and other comprehensive income for the years ended June 30, 2018, 2017 and 2016	F-3
Consolidated statement of financial position at June 30, 2018 and 2017	F‑4
Consolidated statement of changes in equity for the years ended June 30, 2018, 2017 and 2016	F‑5
Consolidated statement of cash flows for the years ended June 30, 2018, 2017 and 2016	F‑4
Notes to the financial statements	F‑1 to F‑28
About these consolidated financial statements	1
Use of accounting assumptions, estimates and judgements	2
New standards, amendments to standards and interpretations not yet adopted	3
Performance
Revenue	4
Results from operating activities	5
Cost of sales	5.1
Other income	5.2
Administration expenses and other costs	5
Finance income	6
Finance expense	7
Earnings per share	8
Resource assets and related liabilities
Property, plant and equipment	9
Provision for environmental rehabilitation	10
Investment in rehabilitation obligation funds	11
Working capital
Cash and cash equivalents	12
Cash generated by operations	13
Trade and other receivables	14
Trade and other payables	15
Inventories	16
Tax
Income tax	17
Income tax expense	17.1
Deferred tax	17.2
Employee matters
Employee benefits	18
Liability for long term incentive scheme	18.1
Transactions with key management personnel	18.2
Capital and equity
Capital management	19
Equity	20
Disclosure items
Operating segments	21
Interest in subsidiaries	22
Assets and liabilities classified as held for sale	23
Financial Assets	24
Investments in other entities	24.1
Long-term receivable	24.2
Contingent assets and liabilities	25
Financial instruments	26
Related parties	27
Subsequent events	28

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
DRDGOLD Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial postion of DRDGOLD Limited and subsidiaries (the Company) as of June 30, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2018, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

8232

Definition and Limitations of Internal Control Over Financial Reporting

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

We have served as the Company’s auditor since 2003.

Secunda, Republic of South Africa
October 31, 2018

Amounts in R million	Note	2018	2017	2016

Revenue	4	2 490.4	2 339.9	2 433.1
Cost of sales	5.1	(2 347.7)	(2 307.9)	(2 236.8)

Gross profit from operating activities		142.7	32.0	196.3
Other income	5.2	-	12.9	10.5
Administration expenses and other costs	5.3	(90.7)	(69.4)	(87.2)

Results from operating activities		52.0	(24.5)	119.6
Finance income	6	38.8	40.0	36.8
Finance expense	7	(58.4)	(52.2)	(47.6)

Profit/(loss) before tax		32.4	(36.7)	108.8
Income tax	17.1	(25.9)	50.4	(46.9)

Profit for the year		6.5	13.7	61.9

Other comprehensive income
Items that will be reclassified subsequently to profit or loss, net of tax

Net fair value adjustment on available-for-sale investments	24.1	0.6	(0.3)	4.4

Total other comprehensive income for the year		0.6	(0.3)	4.4

Total comprehensive income for the year		7.1	13.4	66.3

Earnings per share

Basic earnings per share (SA cents per share)	8	1.5	3.2	14.7
Diluted earnings per share (SA cents per share)	8	1.5	3.2	14.7

The accompanying notes are an integral part of these consolidated financial statements.

8432

Amounts in R million	Note	2018	2017

ASSETS
Non-current assets		1 734.1	1 739.1
Property, plant and equipment	9	1 452.7	1 497.6
Investments in rehabilitation obligation funds	11	244.0	227.7
Financial assets	24	28.7	8.8
Deferred tax asset	17.2	8.7	5.0

Current assets		626.3	548.3
Inventories	16	233.0	180.3
Trade and other receivables	14	91.2	114.3
Cash and cash equivalents	12	302.1	253.7

TOTAL ASSETS		2 360.4	2 287.4

EQUITY AND LIABILITIES
Equity	20	1 267.3	1 302.4

Non-current liabilities		772.4	728.0
Provision for environmental rehabilitation	10	553.4	531.7
Deferred tax liability	17.2	163.7	140.5
Employee benefits	18	40.6	39.0
Finance lease obligation	9	14.7	16.8

Current liabilities		320.7	257.0
Trade and other payables	15	303.3	251.8
Employee benefits	18	13.2	-
Current tax Liability		4.2	5.2

TOTAL LIABILITIES		1 093.1	985.0

TOTAL EQUITY AND LIABILITIES		2 360.4	2 287.4

The accompanying notes are an integral part of these consolidated financial statements.

8532

			Available
			for sale
		Share	and other	Retained	Total
Amounts in R million	Note	capital	reserves	earnings	equity

Balance at 30 June 2015		4 181.4	135.8	(2 787.3)	1 529.9

Total comprehensive income
Profit for the year				61.9	61.9
Other comprehensive income	24.1		4.4		4.4

Transactions with the owners of the parent
Dividend on ordinary share capital	20			(252.9)	(252.9)
Shares issued for cash		2.8			2.8
Treasury shares acquired through subsidiary		(6.5)			(6.5)

Balance at 30 June 2016		4 177.7	140.2	(2 978.3)	1 339.6

Total comprehensive income
Profit for the year				13.7	13.7
Other comprehensive income	24.1			(0.3)	(0.3)

Transactions with the owners of the parent
Dividend on ordinary share capital	20			(50.6)	(50.6)
Available for sale and other reserves transferred to retained earnings			(140.2)	140.2	-

Balance at 30 June 2017		4 177.7	-	(2 875.3)	1 302.4

Total comprehensive income
Profit for the year				6.5	6.5
Other comprehensive income	24.1			0.6	0.6

Transactions with the owners of the parent
Dividend on ordinary share capital	20			(42.2)	(42.2)

Balance at 30 June 2018		4 177.7	-	(2 910.4)	1 267.3
Note		20

The accompanying notes are an integral part of these consolidated financial statements.

8632

Amounts in R million	Note	2018	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated by operations	13	222.9	21.5	398.2
Finance income received		21.9	23.8	22.3
Finance expenses paid		(3.5)	(3.7)	(5.0)
Income tax (paid)/received		(7.5)	10.0	0.4
Net cash inflow from operating activities		233.8	51.6	415.9

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(125.9)	(110.6)	(99.8)
Proceeds on disposal of property, plant and equipment		7.0	20.5	7.0
Environmental rehabilitation payments	10	(21.5)	(11.6)	(10.6)
Other		-	5.0	(3.8)
Net cash outflow from investing activities		(140.4)	(96.7)	(107.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of loans and borrowings		-	-	(22.5)
Repayment of finance lease obligation		(2.8)	(2.4)	(2.0)
Dividends paid on ordinary share capital	20	(42.2)	(50.6)	(252.9)
Proceeds from the issue of shares		-	-	2.8
Acquisition of treasury shares		-	-	(6.5)
Net cash outflow from financing activities		(45.0)	(53.0)	(281.1)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		48.4	(98.1)	27.6
Cash and cash equivalents at the beginning of the year		253.7	351.8	324.4
Foreign exchange movements		-	-	(0.2)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	12	302.1	253.7	351.8

The accompanying notes are an integral part of these consolidated financial statements.

8732

1  ABOUT THESE CONSOLIDATED FINANCIAL STATEMENTS

Reporting entity

The DRDGOLD Group is primarily involved in the retreatment of surface gold. The consolidated financial statements comprise the Company and its subsidiaries who are all wholly owned subsidiaries and solely operates in South Africa (collectively the “Group” and individually “Group Companies”). DRDGOLD Limited is domiciled in South Africa with a registration number of 1895/000926/06. The registered address of the company is 1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196.

Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB).

The consolidated financial statements were approved by the board of directors on October 24, 2018.

Functional and presentation currency

The Group's functional and reporting currency is South African rand. The amounts in these consolidated financial statements are rounded to the nearest million unless stated otherwise. Significant exchange rates applied during the year are set out in the table below:

South African rand / US dollar	2018	2017	2016
Spot rate at year end	13.72	13.05	14.68
Average rate for the financial year	12.85	13.59	14.5

Basis of measurement

The consolidated financial statements are prepared on the historical cost basis, unless otherwise stated.

Basis of consolidation

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

2   USE OF ACCOUNTING ASSUMPTIONS, ESTIMATES AND JUDGEMENTS

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

NOTE 9      PROPERTY, PLANT AND EQUIPMENT

NOTE 10      PROVISION FOR ENVIRONMENTAL REHABILITATION

NOTE 17      INCOME TAX

NOTE 24.2   LONG-TERM RECEIVABLE

Information about significant judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are included in the notes:

NOTE 23      ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

NOTE 24.2   LONG-TERM RECEIVABLE

NOTE 25      CONTINGENT ASSETS AND LIABILITIES

8832

3   NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

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

IFRS 2 Share-based payment amendments (Effective date 1 July 2018)

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

The Group has assessed that the amendment to IFRS 2 will not have a significant impact on the Group as market and non-vesting conditions are being taken into account in measuring its fair value and the number of awards to receive cash is already adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions.

IFRS 9 Financial Instruments (Effective date 1 July 2018)

The standard sets out requirements for recognising and measuring financial instruments and supersedes IAS 39 Financial Instruments. It contains new criteria for determining the classification of financial instruments which is based on the business model of the entity and the nature of cash flows. In addition, the financial instruments impairment model has been changed from an “incurred loss” model in IAS 39 to an “expected credit loss” model in IFRS 9. The resultant effect being that it will no longer be necessary for a loss event to occur before an impairment loss is recognised.

The Group has assessed that the following changes will occur as a result:

• The new classification if applied at 30 June 2018 would not have a significant impact on the accounting of financial assets and financial liabilities. Investment in other entities (equity instruments) will be designated at fair value through other comprehensive income; and

• The method of determining impairment of long-term and other receivables will have to change to reflect the “expected credit loss” model. Management has made an assessment of the magnitude of the changes to the impairment model. This is not expected to have a significant impact.

IFRS 15 Revenue from contracts with customers (Effective date 1 July 2018)

The standard contains a single model that applies to contracts with customers superseding the revenue standard IAS 18 Revenue  and IAS 11 Construction contracts. It contains two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognised. The standard also introduces new qualitative and quantitative disclosures related to customer contracts and significant judgements applied.

The Group has assessed that there will be no impact on adopting IFRS 15, and revenue recognition will remain unchanged as follows:

• Rand Refinery is assessed as being an agent, selling gold and silver on behalf of the Group;

• Revenue is recognised on the date that control of gold and silver pass to the buyer, which is the date on which Rand Refinery sells the gold on the Group’s behalf.

• This is the same date as when significant risks and rewards passes under IAS 18 Revenue.

IFRS 16 Leases (Effective date 1 July 2019)

The standard sets out the principles for recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e the customer (“lessee”) and the supplier (“lessor”). The standard supersedes the current leases standard IAS 17 Leases.  The standard has one model for lessees which contains increased focus on the assessment of whether a transaction is a lease.  Lessees will now recognise most leases on the statement of financial position. No significant changes have been included for lessors.

The Group has commenced with analysing each contract included in the register of contracts compiled by the procurement department in order to assess whether these contain a lease and the impact that the standard will have on the Group.

8932

4	REVENUE

ACCOUNTING POLICIES

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

The significant risks and rewards of ownership transfer to the buyer when Rand Refinery Limited (“Rand Refinery“), acting as an agent for the sale of all gold produced by the Group, delivers the gold to the buyer and the sales price is fixed, as evidenced by the certificate of sale.

Rand Refinery performs the final refinement of all gold produced. In exchange for this service, Rand Refinery receives a variable refining fee plus fixed marketing and administration fees which is included in operating costs.

Amounts in R million	2018	2017	2016

Gold revenue	2 486.4	2 336.1	2 429.7
Silver revenue	4.0	3.8	3.4
Total revenue	2 490.4	2 339.9	2 433.1

MARKET RISK

Commodity price sensitivity

Combined impact of both US Dollar price of gold and South African Rand/US Dollar exchange rate

The Group's profitability and the cash flows are primarily affected by changes in the market price of gold which is sold in US Dollar and then converted to Rand. The Group did not enter into forward sales of gold production, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production during the year.

A change of 10% in the average Rand gold price received during the financial year would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant and specifically excludes the impact on income tax.

Amounts in R million	2018	2017	2016

10% increase in the Rand gold price	249.0	234.0	243.3
10% decrease in the Rand gold price	(249.0)	(234.0)	(243.3)

       Price protection policy

After June 30, 2018 the Board approved Rand gold price protection to manage the short-term liquidity risk that will arise from the anticipated increase in borrowings to finance the development of Phase 1 of FWGR (refer to notes 19 and 28).

5	RESULTS FROM OPERATING ACTIVITIES

5.1	COST OF SALES

	Amounts in R million	Note	2018	2017	2016

	Cost of sales		(2 347.7)	(2 307.9)	(2 236.8)
	Operating costs (a)		(2 207.1)	(2 109.3)	(2 030.2)
	Movement in gold in process and finished stock		24.5	4.8	(7.1)
	Depreciation	9	(168.0)	(179.8)	(180.2)
	Change in estimate of environmental rehabilitation	10	2.9	(0.6)	(19.3)
	Retrenchment costs		-	(23.0)	-

	(a) Operating costs
	The most significant components of operating costs include:
	Materials		(784.6)	(783.9)	(719.5)
	Labour including short term incentives, excluding retrenchment costs		(417.4)	(351.0)	(362.1)
	Electricity		(369.0)	(344.2)	(325.4)
	Specialist service providers		(326.9)	(299.7)	(282.4)
	Water		(49.9)	(71.1)	(82.1)

5.2	OTHER INCOME

ACCOUNTING POLICIES

Income is recognised where it is probable that the economic benefits associated with a transaction will flow to the Group and they can be reliably measured.

Other income is generally income earned from transactions outside the course of the Group’s ordinary activities and may include gains or losses on disposal of property, plant and equipment.

Amounts in R million	2018	2017	2016

Profit on disposal of property, plant and equipment	-	12.9	10.5
	-	12.9	10.5

5.3	ADMINISTRATION EXPENSES AND OTHER COSTS

	Amounts in R million	Note	2018	2017	2016

	Included in administration expenses and other costs is the following:
	Increase in Long-Term Incentive ("LTI") liability	18.1	(17.2)	(10.0)	(29.9)
	Transactions costs incurred related to the acquisition of FWGR	28	(9.0)	-	-
	Loss on disposal of property, plant and equipment		(0.6)	-	-

9132

6	FINANCE INCOME

ACCOUNTING POLICY Finance income includes interest received, growth in the environmental rehabilitation obligation funds and the unwinding of the long-term receivable.

Amounts in R million	Note	2018	2017	2016

Interest on loans and receivables	12	21.8	23.6	22.3
Growth in environmental rehabilitation trust funds	11, 23	7.5	7.5	6.5
Growth in reimbursive right	11	8.8	8.9	8.0
Unwinding of long-term receivable	24.2	0.7	-	-
		38.8	40.0	36.8

7	FINANCE EXPENSE

ACCOUNTING POLICY

Finance expenses comprise interest payable on financial instruments measured at amortised cost calculated using the effective interest method, unwinding of the provision for environmental rehabilitation, interest on finance leases and the fair value adjustment on the initial recognition of the long-term receivable.

Amounts in R million	Note	2018	2017	2016

Unwinding of provision for environmental rehabilitation	10, 23	(45.6)	(46.5)	(43.0)
Fair value adjustment on initial recognition of long-term receivable	24.2	(8.8)	-	-
Other finance expenses		(4.0)	(5.7)	(4.6)
		(58.4)	(52.2)	(47.6)

8	EARNINGS PER SHARE

	Amounts in R million	2018	2017	2016

	Basic earnings
	The calculation of earnings per ordinary share is based on the following:
	Profit for the year	6.5	13.7	61.9

	Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares

	Number of shares	2018	2017	2016
	Weighted average number of ordinary shares in issue	422 068 696	422 068 696	422 157 987
	Number of staff options	-	-	34 075
	Diluted weighted average number of ordinary shares	422 068 696	422 068 696	422 192 062

	SA cents per share	2018	2017	2016
	Basic earnings per share	1.5	3.2	14.7
	Diluted earnings per share	1.5	3.2	14.7

9232

9	PROPERTY, PLANT AND EQUIPMENT

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES

Impairment of property, plant and equipment

The recoverable amount of the cash-generating-unit is determined using discounted future cash flows based on the life-of-mine plan. These calculations require the use of assumptions and estimates and are inherently uncertain and could change materially over time.

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

The Group has only one cash generating unit ("CGU") and calculated a recoverable amount based on updated life-of-mine plans, an average gold price of R550 411 per kilogram in year one escalating at an average of approximately 5.8% a year over the twelve-year life of mine, and a weighted average cost of capital of 11.2%.

Sensitivity analysis

The Group would begin impairment of the mining assets if the discount rate were to increase from 11.2% to 21.4%, or a 4.1% decrease in budgeted gold production or the rand gold price over the remaining life of the operation. The above sensitivities do not include a positive terminal value, relating to the disposal of any assets at the end of the useful life.

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

Mineral reserves and resources estimates

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

Mineral reserves and resource estimates prepared by management are reviewed by an independent mineral resources expert.

Changes in reported mineral reserves and resources may affect the Group’s life-of-mine plan, financial results and financial position in a number of ways including the following:

• asset carrying values may be affected due to changes in estimated future cash flows;

• depreciation charged to profit or loss may change where such charges are determined by the units-of-production method, or where the useful lives of assets change;

• decommissioning, site restoration and environmental provisions may change where changes in estimated mineral reserves and resources affect expectations about the timing or cost of these activities; and

• the carrying value of deferred tax assets and liabilities may change due to changes in estimates of the likely recovery of the tax benefits and charges.

9332

9	PROPERTY, PLANT AND EQUIPMENT continued

ACCOUNTING POLICIES

Recognition and measurement

Property, plant and equipment comprise mine plant facilities and equipment, mine property and development (including mineral rights) and exploration assets. These assets (excluding exploration assets) are initially measured at cost, where after they are measured at cost less accumulated depreciation and accumulated impairment losses. Exploration assets are initially measured at cost, where after they are measured at cost less impairment losses.

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

Depreciation

Depreciation of mine plant facilities and equipment, as well as mining property and development (including mineral rights) are calculated using the units of production method which is based on the life-of-mine of each site. The life-of-mine is primarily based on proved and probable mineral reserves and may include some resources. It reflects the estimated quantities of economically recoverable gold that can be recovered from reclamation sites based on the gold price estimated at the end of the financial year. Changes in the life-of-mine will impact depreciation on a prospective basis. The life-of-mine is prepared using a methodology that takes account of current information to assess the economically recoverable gold from specific reclamation sites and includes the consideration of historical experience. The depreciation method, estimated useful lives and residual values are reassessed annually and adjusted if appropriate. Any changes to useful lives may affect prospective depreciation rates and asset carrying values. The current estimated useful lives for mine property and development, as well as mine plant facilities and equipment are based on the life-of-mine of each site, currently between four (2017: two; 2016: six) and 12 (2017: 12; 2016: 10) years.

Impairment

Non-financial assets

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

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

Exploration assets

Exploration assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. When a license is relinquished or a project is abandoned, the related costs are recognised in profit or loss immediately.

Leased assets

Upon initial recognition, the leased asset are measured at amounts equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in the same manner as owned property, plant and equipment.

Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

9432

9	PROPERTY, PLANT AND EQUIPMENT continued

	Amounts in R million	Note	Mine plant facilities and equipment (a)	Mine property and development	Exploration assets	Total

	30 June 2018
	Cost		1 689.5	1 264.5	77.3	3 031.3
	Opening balance		1 667.6	1 230.0	77.4	2 975.0
	Additions		82.5	40.2	3.4	126.1
	Disposals		(56.3)	(17.4)	-	(73.7)
	Change in estimate of decommissioning asset	10	(4.3)	11.7	(3.5)	3.9
	Accumulated depreciation and impairment		(815.4)	(753.5)	(9.7)	(1 578.6)
	Opening balance		(760.8)	(706.9)	(9.7)	(1 477.4)
	Depreciation	5.1	(104.3)	(63.7)	-	(168.0)
	Disposals		49.7	17.1	-	66.8

	Carrying value		874.1	511.0	67.6	1 452.7

	30 June 2017
	Cost		1 667.6	1 230.0	77.4	2 975.0
	Opening balance		1 519.5	1 310.4	74.9	2 904.8
	Additions		37.6	65.3	13.4	116.3
	Disposals		(2.8)	(3.9)	-	(6.7)
	Change in estimate of decommissioning asset	10	27.0	(60.9)	(0.5)	(34.4)
	Transfers between classes of property, plant and equipment		92.1	(81.7)	(10.4)	-
	Transferred from non-current assets held for sale	23	-	0.8	-	0.8
	Transferred to inventory		(5.8)	-	-	(5.8)
	Accumulated depreciation and impairment		(760.8)	(706.9)	(9.7)	(1 477.4)
	Opening balance		(598.7)	(693.2)	(12.4)	(1 304.3)
	Depreciation	5.1	(108.7)	(71.1)	-	(179.8)
	Disposals		2.8	3.9	-	6.7
	Transfers between classes of property, plant and equipment		(56.2)	53.5	2.7	-

	Carrying value		906.8	523.1	67.7	1 497.6

(a)  Leased plant and equipment

Ergo leases temporary power generation equipment with a carrying value of R13.6 million (2017: R16.8 million) from Aggreko Energy Rental Proprietary Limited under a finance lease with an outstanding balance of R14.0 million (2017: R16.8 million) which is included in the consolidated finance lease obligation of R14.7 million (2017: R16.8 million). The finance lease has an effective interest rate of 17.9% and is repayable R3.2 million in 2019 and R10.8 million in 2020, the latter including R9.9 million for the option to acquire the leased equipment at the end of the lease term. Interest is payable R2.0 million in 2019 and R0.4 million in 2020.

CONTRACTUAL COMMITMENTS

Amounts in R million	2018	2017

Contracted for but not provided for in the consolidated financial statements	32.7	11.2

The contractual commitments at June 30, 2018 includes orders placed amounting to R29.2 million related to the development of phase 1 of FWGR.

Capital expenditure is financed from existing cash resources and cash generated from operations, with the exception of specific growth projects for which the capital requirements are considered on a project-by-project basis.

9532

10	PROVISION FOR ENVIRONMENTAL REHABILITATION

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES

Estimates of future environmental rehabilitation costs are determined with the assistance of an independent expert and are based on the Group’s environmental management plans which are developed in accordance with regulatory requirements, the life-of-mine plan and the planned method of rehabilitation which is influenced by developments in trends and technology.

An average discount rate of 8.5% (2017: 8.8%), average inflation rate of 5.7% (2017: 5.9%) and the discount periods as per the expected life-of-mine were used in the calculation of the estimated net present value of the rehabilitation liability.

ACCOUNTING POLICIES

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

The present value of environmental rehabilitation costs relating to activities after production commenced (restoration liabilities) as well as changes therein are expensed as incurred and presented as operating costs. Cash costs incurred to rehabilitate these disturbances are presented as operating activities in the statement of cash flows.The cost of ongoing rehabilitation is recognised in profit or loss as incurred.

Amounts in R million	Note	2018	2017

Opening balance		531.7	522.9
Unwinding of provision	7	45.6	45.3
Change in estimate of environmental rehabilitation recognised in profit or loss	5.1	(2.9)	0.6
Change in estimate of environmental rehabilitation recognised to decommissioning asset	9	3.9	(34.4)
Environmental rehabilitation payments		(24.9)	(19.5)
To reduce decommissioning liabilities		(21.5)	(11.6)
To reduce restoration liabilities	13	(3.4)	(7.9)
Transferred from non-current liabilities held for sale	23	-	16.8
Closing balance		553.4	531.7

Environmental rehabilitation payments to reduce the liability		(24.9)	(19.5)
Ongoing rehabilitation expenditure *	21	(26.7)	(22.4)
Total cash spent on environmental rehabilitation		(51.6)	(41.9)

* The Group also performs ongoing environmental rehabilitation arising from its current activities concurrently with production. These costs do not represent a reduction of the above liability and are expensed as operating costs.

Gross cost to rehabilitate

The Group estimates that, based on current environmental and regulatory requirements, the total undiscounted rehabilitation cost is approximately R670.4 million (2017: R639.5 million).

9632

11	INVESTMENTS IN REHABILITATION OBLIGATION FUNDS

ACCOUNTING POLICIES

Cash and cash equivalents in environmental rehabilitation trust funds

Cash and cash equivalents in environmental rehabilitation trust funds comprise low-risk, interest-bearing cash and cash equivalents and are non-derivative financial assets categorised as loans and receivables.

Reimbursive right for environmental rehabilitation guarantees

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

Funding of environmental rehabilitation activities (refer note 10)

Ongoing rehabilitation expenditure and environmental rehabilitation payments to reduce the environmental rehabilitation obligations are mostly funded by cash generated from operations. In addition, contributions have been made to an environmental rehabilitation trust and a cell captive for the sole use of future environmental rehabilitation payments.

Guardrisk Insurance Company Limited ("Guardrisk") issued guarantees amounting to R427.3 million (2017: R427.3 million) to the Department of Mineral Resources ("DMR") on behalf of DRDGOLD related to the environmental obligations. The funds in the cell captive serves as collateral for these guarantees.

Amounts in R million	Note	2018	2017

Cash and cash equivalents in environmental rehabilitation trust funds		118.0	110.5
Opening balance		110.5	93.8
Transferred from non-current assets held-for-sale	23	-	9.9
Growth	6	7.5	6.8

Reimbursive right for environmental rehabilitation guarantees		126.0	117.2
Opening balance		117.2	108.3
Growth	6	8.8	8.9

		244.0	227.7

CREDIT RISK

The Group is exposed to credit risk on the total carrying value of the investments held in the environmental rehabilitation trust funds.

The Group manages its exposure to credit risk by diversifying these investments across a number of major financial institutions, as well as investing funds in low-risk, interest-bearing cash and cash equivalents.

MARKET RISK

Interest rate risk

A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular the balance of the funds, remain constant. The analysis excludes income tax.

Amounts in R million	2018	2017

100bp increase	1.2	1.1
100bp (decrease)	(1.2)	(1.1)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the cash and cash equivalents in the environmental rehabilitation trust funds approximate their carrying value due to their short-term maturities.

9732

12	CASH AND CASH EQUIVALENTS

ACCOUNTING POLICIES

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

Amounts in R million	Note	2018	2017

Included in cash and cash equivalents is restricted cash relating to:
- Cash (including interest) held in escrow relating to the electricity tariff dispute with Ekurhuleni Metropolitan Municipality ("Municipality")	25	114.2	92.7
- Environmental and other guarantees issued by the Standard Bank of South Africa Limited		17.2	16.1

Interest relating to cash and cash equivalents	6	21.8	23.6

CREDIT RISK

The Group is exposed to credit risk on the total carrying value of its cash and cash equivalents.The Group manages its exposure to credit risk by investing cash and cash equivalents across a number of major financial institutions, considering the credit ratings of these financial institutions.

MARKET RISK

Interest rate risk

A change of 100 basis points (bp) in interest rates at the reporting date would had increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular the cash balance and foreign currency rates, remain constant. The analysis excludes income tax.

Amounts in R million	2018	2017

100bp increase	3.0	2.5
100bp (decrease)	(3.0)	(2.5)

Foreign currency risk

US Dollars received on settlement of the trade debtors are exposed to fluctuations in the US Dollar/South African Rand exchange rate until it is converted to South African Rands.

The Group was not exposed to any fluctuations in the US Dollar/South African Rand exchange rate on any US Dollars at the current or previous reporting date as all the US Dollars held were converted to South African Rands.

Foreign denominated cash is held in a foreign currency bank account accruing negligible interest and is usually converted to South African Rand on the day of receipt. Foreign cash is therefore not exposed to interest rate risk.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents

The fair value of cash and cash equivalents approximate their carrying value due to their short-term maturities.

9832

13	CASH GENERATED BY OPERATIONS

	Amounts in R million	Note	2018	2017	2016

	Profit/(loss) before tax		32.4	(36.7)	108.8
	Adjusted for
	Depreciation	9	168.0	179.8	180.2
	Movement in gold in process and finished stock	5.1	(24.5)	(4.8)	7.1
	Change in estimate of environmental rehabilitation	10, 23	(2.9)	0.6	19.3
	Environmental rehabilitation payments	10, 23	(3.4)	(7.9)	(11.2)
	Increase in long-term incentive liability	18.1	17.2	10.0	29.9
	Profit on disposal of property, plant and equipment	5.2	-	(12.9)	(10.5)
	Loss on disposal of property, plant and equipment	5.3	0.6	-	-
	Reversal of accrual		-	-	(22.7)
	Finance income	6	(38.8)	(40.0)	(36.8)
	Finance expense	7	58.4	52.2	47.6
	Other non-cash items		1.3	(1.0)	4.6

	Operating cash flows before working capital changes		208.3	139.3	316.3

	Working capital changes		14.6	(117.8)	81.9
	Change in trade and other receivables		22.2	(57.6)	33.7
	Change in long-term receivable	24.2	(27.4)	-	-
	Change in inventories		(28.2)	(14.8)	1.0
	Change in trade and other payables and employee benefits		48.0	(45.4)	47.2

	Cash generated by operations		222.9	21.5	398.2

14	TRADE AND OTHER RECEIVABLES

ACCOUNTING POLICIES

Trade and other receivables, excluding Value Added Tax and prepayments, are non-derivative financial assets categorised as loans and receivables.

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

Impairment

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

Any impairment losses are recognised in the statement of profit or loss.

Trade receivables relate to gold sold on the bullion market by Rand Refinery in its capacity as an agent. Settlement is received two working days from gold sold date.

Amounts in R million	2018	2017

Trade receivables	0.6	34.5
Value Added Tax	46.8	50.8
Other receivables	40.8	35.7
Prepayments	12.2	3.0
Allowance for impairment	(9.2)	(9.7)
	91.2	114.3

9932

14	TRADE AND OTHER RECEIVABLES continued

	CREDIT RISK

	The Group is exposed to credit risk on the total carrying value of its trade receivables and other receivables excluding Value Added Tax and prepayments.

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

	Ageing of trade receivables and other receivables:

	Amounts in R million	2018	2017

	Receivables that are past due but not impaired at 30 June	15.3	10.4
	Receivables that are past due and impaired at 30 June	9.2	9.7

Management believes that the unimpaired amounts that are past due by more than 30 days are still collectible in full, based on historical payment behaviour. Impairments were raised due to the uncertainty around the recoverability and timing of the expected cash flows. Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

Amounts in R million	2018	2017

Balance at 1 July	(9.7)	(11.1)
Net of impairments raised and bad debt recovered	0.5	1.4
Balance at 30 June	(9.2)	(9.7)

MARKET RISK

Interest rate risk

Trade and other receivables do not earn interest and are therefore not subject to interest rate risk.

Foreign currency risk

All gold sales during the year ended June 30, 2018, and thus all trade receivables, were denominated in US Dollars and sold at spot rates and were therefore exposed to fluctuations in the US Dollar/South African Rand exchange rate. No hedges were entered into.

Figures in USD million	2018	2017

Foreign denomination of trade receivables at June 30 *	-	2.7
* Foreign trade receivables as at June 30, 2018 represents less than USD0.1 million

A 10% strengthening of the Rand against the US Dollar at 30 June would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant.

Amounts in R million	2018	2017

Strengthening of the Rand against the US Dollar #	-	(3.5)
Weakening of the Rand against the US Dollar #	-	3.5
# The increase/(decrease) in equity and profit/(loss) for the year ended June 30, 2018 would have been less than R0.1 million

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of trade and other receivables approximate their carrying value due to their short-term maturities.

10032

15	TRADE AND OTHER PAYABLES

ACCOUNTING POLICIES

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

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Amounts in R million	2018	2017

Trade payables and accruals	227.0	200.9
Accrued leave pay	32.9	30.8
Provision for performance based incentives	24.7	2.2
Payroll accruals	18.7	17.9
	303.3	251.8

Interest relating to trade payables and accruals included in profit or loss	(1.5)	(2.7)

          LIQUIDITY RISK

Trade payables and accruals are expected to be settled within 12 months from reporting date.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of trade payables and accruals approximate their carrying value due to their short-term maturities.

16	INVENTORIES

ACCOUNTING POLICIES

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

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Amounts in R million	2018	2017

Consumable stores	129.0	101.9
Gold in process	66.2	55.1
Finished stock - Gold Bullion	37.8	23.3
Total inventories	233.0	180.3

Inventory carried at net realisable value includes:
Gold in process	-	45.3
Finished stock - Gold Bullion	-	19.3
Write down to net realisable value included in movement in gold in process and finished stock	-	10.2

10132

17	INCOME TAX

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES

Management periodically evaluates positions taken where tax regulations are subject to interpretation. This includes the treatment of Ergo as a single mining operation pursuant to the relevant ring-fencing legislation.

The deferred tax liability is calculated by applying a forecast weighted average tax rate that is based on a prescribed formula. The calculation of the forecast weighted average tax rate requires the use of assumptions and estimates and are inherently uncertain and could change materially over time. These assumptions and estimates include expected future profitability and timing of the reversal of the temporary differences. Due to the forecast weighted average tax rate being based on a prescribed formula that increases the effective tax rate with an increase in forecast future profitability, and vice versa, the tax rate can vary significantly year on year and can move contrary to current period financial performance.

A 100 basis points increase in the effective tax rate will result in an increase in the net deferred tax liability at June 30, 2018 of approximately R8.0 million (2017: R7.4 million; 2016: R8.1 million).

The assessment of the probability that future taxable profits will be available against which the tax losses and unredeemed capital expenditure can be utilised requires the use of assumptions and estimates and are inherently uncertain and could change materially over time.

Capital expenditure is assessed by the South African Receiver of Revenue when it is redeemed against taxable mining income rather than when it is incurred. A different interpretation by the South African Receiver of Revenue regarding the deductibility of these capital allowances may therefore become evident subsequent to the year of assessment when the capital expenditure is incurred.

ACCOUNTING POLICIES

Income tax expense comprises current and deferred tax. Each company is taxed as a separate entity and tax is not set-off between the companies.

Current tax

Current tax comprise the expected tax payable or receivable on the taxable income or loss for the year and any adjustment on tax payable or receivable in respect of the previous year is recognised in profit or loss except to the extent that it relates to items recognised directly in equity or OCI. The current tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date.

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

Deferred tax related to gold mining income is measured at a forecast weighted average tax rate that is expected to be applied to temporary differences when they reverse, using tax rates enacted or substantially enacted at the reporting date.

17.1	INCOME TAX EXPENSE

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

10232

17	INCOME TAX continued

17.1	INCOME TAX EXPENSE continued

	Amounts in R million	2018	2017	2016

	Mining tax	(23.2)	54.2	(46.9)
	Non-mining tax	(2.7)	(3.8)	-

		(25.9)	50.4	(46.9)
	Comprising:
	Current tax - current year	(6.4)	(1.9)	(0.5)
	Current tax - prior year	-	-	(5.1)
	Deferred tax - current year	(19.5)	53.4	(42.1)
	Deferred tax - prior year	-	(1.1)	0.8

		(25.9)	50.4	(46.9)

	Tax reconciliation
	Major items causing the Group's income tax expense to differ from the statutory rate were:
	Tax on net (profit)/loss before tax at the South African corporate tax rate of 28%	(9.0)	10.3	(30.5)
	Rate adjustment to reflect the actual realised company tax rates	3.5	(7.9)	4.4
	Deferred tax rate adjustment (a)	(12.8)	37.5	(21.7)
	Non-deductible expenditure (b)	(9.8)	(1.8)	(1.8)
	Utilisation of tax losses for which deferred tax assets were previously unrecognised (c)	2.6	5.9	7.5
	Current year tax losses for which no deferred tax was recognised	(0.8)	(0.3)	-
	Exempt income and other non-taxable income	-	5.4	-
	Tax incentives	0.4	0.2	0.7
	Other temporary differences	-	-	(1.2)
	Over/(under) provided in prior periods	-	1.1	(4.3)

	Income tax	(25.9)	50.4	(46.9)

        (a) Deferred tax rate adjustment

The forecast weighted average deferred tax rate increased from 18.6% to 20.3% as a result of an increase in forecast profitability of Ergo (2017: decreased from 23.1% to 18.6% due to the decrease in forecast profitability of Ergo; 2016: increased from 20.1% to 23.1% due to the increase in forecast profitability of Ergo).

(b) Non-deductible expenditure

The most significant non-deductible expenditure incurred by the Group includes:

•         R9.0 million transactions costs incurred related to the acquisition of the WRTRP Assets;

•         R8.8 million fair value adjustment on initial recognition of the long-term receivable;

•         R7.5 million net operating cost related to Ergo Business Development Academy Not for Profit Company that is not deductible as it is exempt from income tax; and

•         R6.0 million expenditure that is capital in nature.

(c) Utilisation of tax losses for which deferred tax assets were previously unrecognised

Group entities that are not expected to generate recurring taxable income, and therefore have unrecognised deferred tax assets, generated taxable income during the year ended June 30, 2018 resulting in the utilisation of unrecognised losses.

10332

17	INCOME TAX continued

17.2	DEFERRED TAX

	Deferred tax assets and liabilities relate to the following:

	Amounts in R million	2018	2017

	Deferred tax asset
	Provisions	8.7	5.0
		8.7	5.0

	Deferred tax liability
	Property, plant and equipment	(261.5)	(223.8)
	Provisions, including rehabilitation provision	95.0	80.2
	Other temporary differences (1)	2.8	3.1
		(163.7)	(140.5)

	Net deferred mining and income tax liability	(155.0)	(135.5)

	Movement in the net deferred tax liability is as follows:

	Amounts in R million	2018	2017

	Opening balance	(135.5)	(187.9)

	Recognised in profit or loss	(19.5)	52.4
	Property, plant and equipment	(37.7)	83.1
	Provisions, including rehabilitation provision	18.5	(29.4)
	Other temporary differences (1)	(0.3)	(1.3)

	Closing balance	(155.0)	(135.5)

	(1) Includes the temporary differences on the finance lease obligation.

Deferred tax assets have not been recognised in respect of the following:

Amounts in R million	2018	2017

Tax losses	37.3	20.5
Unredeemed capital expenditure	272.9	272.9
Capital losses	330.0	325.2

Deferred tax assets have not been recognised for Group entities that are not expected to generate future taxable profits against which the tax losses, unredeemed capital expenditure and capital losses can be utilised.

10432

18	EMPLOYEE BENEFITS

ACCOUNTING POLICIES

Cash-settled share-based payments (“Long-Term Incentive” or “LTI”)

Cash-settled share-based payments are measured at fair value and remeasured at each reporting date to reflect the potential outflow of cash resources to settle the liability, with a corresponding adjustment in profit or loss. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

Post-retirement medical benefit

The Group's net obligation in respect of long term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value. Remeasurements are recognised in profit or loss in the period in which they arise.

Amounts in R million	Note	2018	2017

Non-current employee benefits		40.6	39.0
Liability for long term incentive scheme	18.1	31.9	30.7
Liability for post-retirement medical benefits*		8.7	8.3

Current employee benefits		13.2	-
Liability for long term incentive scheme	18.1	13.2	-

		53.8	39.0
* Unfunded medical aid benefit plan

18.1 LIABILITY FOR LONG TERM INCENTIVE SCHEME

Terms of the November 2015 grant made under the DRDGOLD Group's amended long term incentive  scheme are:

 • The scheme has a finite term of 5 years and thus no top-up awards are made when the shares vest;

 •  The phantom shares are issued at an exercise price of nil and will vest in 3 tranches: 20%, 30% and 50% on the 3rd, 4th and 5th anniversaries respectively, subject to individual service and performance conditions being met; and

 • The phantom shares will be settled at the 7 day volume weighted average price ("VWAP") of the DRDGOLD share.

Amounts in R million		Note	2018	2017

Movement in the total liability
Opening balance			30.7	30.3
Increase in long-term incentive liability		5.3	17.2	10.0
Vested and paid			(2.8)	(9.6)

Total liability for long-term incentive scheme			45.1	30.7

The total liability for long-term incentive scheme is expected to be settled as follows:			45.1	30.7
Within 12 months after reporting date			13.2	-
After 12 months after reporting date			31.9	30.7

Reconciliation of outstanding phantom shares	2018		2017
		Weighted		Weighted
		average		average
	Shares	price	Shares	price
	Number	R per share	Number	R per share

Opening balance	21 144 534		23 169 191
Vested and paid	(955 067)	2.93	(1 502 747)	6.39
Forfeited/lapsed	-		(521 910)
Closing balance	20 189 467		21 144 534

Ageing of outstanding phantom shares:	30 June 2019	30 June 2020	30 June 2021	Total
Granted November 2015	4 037 893	6 056 840	10 094 734	20 189 467

10532

18 EMPLOYEE BENEFITS continued

18.1 LIABILITY FOR LONG TERM INCENTIVE SCHEME continued

Fair value

The fair value of the liability for the long-term incentive scheme is mostly influenced by the DRDGOLD Limited share price. Other inputs influencing the fair value are the forward dividend yield and estimates of staff retention and performance conditions. The inputs most significantly influencing the measurement of the fair values are as follows:

	2018	2017	Grant date

7 day VWAP of the DRDGOLD Limited share	3.71	4.23	2.26
Annualised forward dividend yield	1.8%	0.7%	4.3%

18.2 TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

        Interests in contracts

None of the directors, officers or major shareholders of DRDGOLD or, to the knowledge of DRDGOLD’s management, their families, had any interest, direct or indirect, in any transaction during the year ended June 30, 2018 or the preceding financial years, or in any proposed transaction which has affected or will materially affect DRDGOLD or its subsidiaries. None of the directors or officers of DRDGOLD or any associate of such director or officer is currently or has been at any time during the past financial year materially indebted to DRDGOLD.

Key management personnel remuneration

Amounts in R million	Note	2018	2017	2016

- Board fees paid		5.6	5.0	3.7
- Salaries paid		53.6	52.9	51.5
- Short term incentives relating to this cycle		22.5	-	33.8
- Long term incentives paid during this cycle	18.1	2.8	9.6	3.9
- Pre-tax gain on share option exercised		-	-	1.7
		84.5	67.5	94.6

19   CAPITAL MANAGEMENT

The primary objective of managing the Group's capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that optimises the cost of capital, ensures that the Group remains in a sound financial position and matches the Group's strategy.

At June 30, 2018 the Group had no external debt in line with its aim for the existing operations to remain unleveraged. All funding requirements during the past financial year have been financed by cash resources and cash generated from operations.

The Group considers the appropriate capital management strategy for specific growth projects as and when required.

Lease arrangements that are not in the legal form of a finance lease, but is accounted for as such based on its terms and conditions, are not considered to be debt.

       Financing the development of Phase 1 of FWGR

Subsequent to the acquisition of FWGR on July 31, 2018 (refer note 28), a Revolving Credit Facility amounting to R300 million was secured with ABSA Bank Limited (acting through its Corporate and Investment Banking division) to finance the development of Phase 1 of FWGR, replacing the R100 million overdraft facility that was in place during the year ended June 30, 2018.

       Price protection policy

After June 30, 2018 the Board approved Rand gold price protection to manage the short-term liquidity risk that will arise from the anticipated increase in borrowings to finance the development of Phase 1 of FWGR.

10632

20	EQUITY

ACCOUNTING POLICIES

Ordinary share capital

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

Dividends

Dividends are recognised as a liability on the date on which they are declared which is the date when the shareholders’ right to the dividends vest.

Amounts in R million	2018	2017	2016

Authorised share capital
1 500 000 000 (2017 and 2016: 600 000 000) ordinary shares of no par value
5 000 000 (2017 and 2016: 5 000 000) cumulative preference shares of 10 cents each	0.5	0.5	0.5

Issued share capital
431 429 767 (2017 and 2016: 431 429 767) ordinary shares of no par value (a,b)	4 227.9	4 227.9	4 227.9
9 361 071 (2017 and 2016: 9 361 071) treasury shares held within the Group (c)	(50.7)	(50.7)	(50.7)
5 000 000 (2017 and 2016: 5 000 000) cumulative preference shares of 10 cents each	0.5	0.5	0.5
	4 177.7	4 177.7	4 177.7

Dividends (c)
Dividends paid during the year net of treasury shares:
Prior year final dividend: 5 SA cents per share (2017: 12 SA cents per share; 2016: 10 SA cents per share)	21.1	50.6	42.2
Interim dividends: 5 SA cents per share (2017: nil; 2016: 50 SA cents per share)	21.1	-	210.7
Total	42.2	50.6	252.9

(a)  Unissued shares

In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next general meeting.

(b)  Issued shares

No shares were issued during the year ended June 30, 2018 (2017: nil)

During the year ended June 30, 2016: 546,000 shares were issued relating to share options exercised under the DRDGOLD (1996) share scheme).

On July 31, 2018, the acquisition of FWGR became unconditional. On this date 265 million ordinary shares were issued to Sibanye-Stillwater as settlement of the purchase consideration for these assets.

(c)  Treasury shares

Shares in DRDGOLD Limited are held in treasury by Ergo Mining Operations Proprietary Limited ("EMO"). No shares were acquired in the market during the year ended June 30, 2018 (2017: nil; 2016: 3 205 512). Dividends amounting to R0.9 million (2017: R1.1 million; 2016: R5.6 million) were received on these shares.

         RELATED PARTY RELATIONSHIPS:

The issue of 265 million ordinary shares to Sibanye-Stillwater on July 31, 2018 as settlement of the purchase consideration for the FWGR assets, resulted in Sibanye-Stillwater owning 38.05% of the issued ordinary shares of DRDGOLD Limited and hence becoming a related party to DRDGOLD.

10732

21	OPERATING SEGMENTS

ACCOUNTING POLICIES

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

Ergo is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldfields. The operation comprises three plants. The Ergo and Knights plants continue to operate as metallurgical plants. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants. The Crown plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations.

Corporate office and other reconciling items (collectively referred to as "Other reconciling items") are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate  segment.

		Other
2018		reconciling
Amounts in R million	Ergo	items	Total

Financial performance
Revenue (External)	2 490.4	-	2 490.4
Cash operating costs	(2 159.7)	-	(2 159.7)
Movement in gold in process	24.5	-	24.5

Operating profit	355.2	-	355.2
Administration expenses and general costs (1)	(11.5)	(78.6)	(90.1)
Interest income (2)	9.5	12.3	21.8
Interest expense (3)	(3.1)	(1.0)	(4.1)
Current tax	(2.9)	(3.5)	(6.4)

Working profit/(loss) before capital expenditure	347.2	(70.8)	276.4
Additions to property, plant and equipment	(125.2)	(0.9)	(126.1)

Working profit/(loss) after capital expenditure	222.0	(71.7)	150.3
(1) Administration expenses and general costs excludes loss on disposal of property, plant and equipment
(2) Interest income excludes the unwinding of the long-term receivable
(3) Interest expense excludes the fair value adjustment on the initial recognition of the long-term receivable

Reconciliation of profit/(loss) for the year
Working profit/(loss) before capital expenditure	347.2	(70.8)	276.4
- Depreciation	(167.4)	(0.6)	(168.0)
- Movement in provision for environmental rehabilitation	2.5	0.4	2.9
- Growth in investment in environmental obligation funds	10.1	6.2	16.3
- Loss on disposal of property, plant and equipment	(0.6)	-	(0.6)
- Unwinding of provision for environmental rehabilitation	(44.3)	(1.3)	(45.6)
- Fair value adjustment on the initial recognition of long-term
receivable including subsequent unwinding	(8.1)	-	(8.1)
- Ongoing rehabilitation expenditure	(26.7)	-	(26.7)
- Net other operating (costs)/income	(36.2)	15.6	(20.6)
- Deferred tax	(23.2)	3.7	(19.5)

Profit/(loss) for the year	53.3	(46.8)	6.5

Statement of cash flows
Cash flows from operating activities	285.3	(51.5)	233.8
Cash flows from investing activities	(140.2)	(0.2)	(140.4)
Cash flows from financing activities	(2.8)	(42.2)	(45.0)

10832

21	OPERATING SEGMENTS continued

			Other
	2017		reconciling
	Amounts in R million	Ergo	items	Total

	Financial performance
	Revenue (External)	2 339.9	-	2 339.9
	Cash operating costs	(2 087.9)	-	(2 087.9)
	Movement in gold in process	4.8	-	4.8
	Operating profit	256.8	-	256.8
	Interest income	6.8	16.8	23.6
	Interest expense	(3.3)	(2.4)	(5.7)
	Retrenchment costs	(23.0)	-	(23.0)
	Administration expenses and general costs	(4.5)	(64.9)	(69.4)
	Current tax	(1.9)	-	(1.9)

	Working profit/(loss) before capital expenditure	230.9	(50.5)	180.4
	Additions to property, plant and equipment	(116.2)	(0.1)	(116.3)
	Additions to unlisted investments	-	(0.1)	(0.1)

	Working profit/(loss) after capital expenditure	114.7	(50.7)	64.0

	Reconciliation of profit/(loss) for the year
	Working profit/(loss) before capital expenditure	230.9	(50.5)	180.4
	- Depreciation	(179.7)	(0.1)	(179.8)
	- Movement in provision for environmental rehabilitation	(0.6)	-	(0.6)
	- Growth in environmental rehabilitation trust funds and reimbursive right	10.9	5.5	16.4
	- Profit on disposal of property, plant and equipment	0.2	12.7	12.9
	- Unwinding of provision for environmental rehabilitation	(45.3)	(1.2)	(46.5)
	- Ongoing rehabilitation expenditure	(22.4)	-	(22.4)
	- Net other operating (costs)/income	(30.3)	31.3	1.0
	- Deferred tax	54.2	(1.9)	52.3

	Profit/(loss) for the year	17.9	(4.2)	13.7

	Statement of cash flows
	Cash flows from operating activities	32.5	19.1	51.6
	Cash flows from investing activities	(116.6)	19.9	(96.7)
	Cash flows from financing activities	(2.4)	(50.6)	(53.0)

10932

21	OPERATING SEGMENTS continued

			Other
	2016		reconciling
	Amounts in R million	Ergo	items	Total
	Financial performance
	Revenue (External)	2 433.1	-	2 433.1
	Cash operating costs	(1 991.2)	-	(1 991.2)
	Movement in gold in process	(7.1)	-	(7.1)
	Operating profit	434.8	-	434.8
	Interest income	2.8	19.6	22.4
	Interest expense	(4.1)	(0.5)	(4.6)
	Administration expenses and general costs	(4.5)	(82.7)	(87.2)
	Current tax	(0.5)	(5.1)	(5.6)
		-	-	-
	Working profit/(loss) before capital expenditure	428.5	(68.7)	359.8
	Additions to property, plant and equipment	(100.0)	-	(100.0)
	Additions to listed investments	-	(1.3)	(1.3)
		-	-	-
	Working profit/(loss) after capital expenditure	328.5	(70.0)	258.5

	Reconciliation of profit/(loss) for the year
	Working profit/(loss) before capital expenditure	428.5	(68.7)	359.8
	- Depreciation	(180.1)	(0.1)	(180.2)
	- Movement in provision for environmental rehabilitation	(21.4)	2.1	(19.3)
	- Growth in environmental rehabilitation trust funds and reimbursive right	9.8	4.7	14.5
	- Profit on disposal of property, plant and equipment	9.3	1.2	10.5
	- Unwinding of provision for environmental rehabilitation	(41.5)	(1.5)	(43.0)
	- Ongoing rehabilitation expenditure	(27.8)	-	(27.8)
	- Net other operating (costs)/income	(29.6)	18.3	(11.3)
	- Deferred tax	(46.9)	5.6	(41.3)

	Profit/(loss) for the year	100.3	(38.4)	61.9

	Statement of cash flows
	Cash flows from operating activities	414.8	1.1	415.9
	Cash flows from investing activities	(105.6)	(1.6)	(107.2)
	Cash flows from financing activities	(2.0)	(279.1)	(281.1)

22	INTEREST IN SUBSIDIARIES

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

11032

23	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

SIGNIFICANT ACCOUNTING JUDGEMENTS

The assessment of whether the disposal is highly probable requires the exercise of significant judgement and estimates of the outcome of future events that are not wholly within the control of the Group.

ACCOUNTING POLICIES

Non-current assets or disposal groups, comprising non-current assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than continuing use. Such assets or disposal groups are measured at the lower of their carrying amount and fair value less cost to sell. Impairment losses on initial application as held for sale and subsequent gains and losses on re-measurement are recognised in profit or loss.

Non-current assets and disposal groups cease to be classified as held for sale if it is not highly probable that they will be recovered primarily through sale rather than continuing use.

Such assets that cease to be classified as held for sale are measured at the lower of their carrying amount before such assets were classified as held for sale, adjusted for any depreciation that would have been recognised had such assets not been classified as held for sale, and their recoverable amount at the date of the subsequent decision not to sell.

Amounts in R million	Note	2018	2017

Assets held for sale
Property, plant and equipment *		-	-
Opening balance		-	5.8
Transferred to property, plant and equipment	9	-	(0.8)
Disposal		-	(5.0)
Non-current investments and other assets		-	-
Opening balance		-	9.2
Growth	6	-	0.7
Transferred to cash and cash equivalents in environmental rehabilitation trust funds	11	-	(9.9)

		-	-
* Consists of land that is carried at cost and is not depreciated.

Liabilities held for sale
Provisions		-	-
Opening balance		-	15.6
Unwinding of provision	7	-	1.2
Transferred to provision for environmental rehabilitation	10	-	(16.8)

		-	-

In line with the Group’s strategy to exit underground mining operations, management committed to a plan to sell certain of the underground mining and prospecting rights held by East Rand Proprietary Mines Limited ("ERPM") including the related liabilities late during the financial year ended June 30, 2014. Since that date up to 31 December 2016, these assets and liabilities had been presented as a disposal Group held for sale due to being “highly probable” as defined.

At June 30, 2017, management concluded that the disposal of these underground mining and prospecting rights, including the related liabilities, was no longer “highly probable” and reclassified these assets and liabilities based on their underlying nature.

The last outstanding regulatory approval, being the approval under Section 11 of the Mineral and Petroleum Resource Development Act was not fulfilled by the purchaser. Management decided not to provide any further extension to the purchaser and accordingly the agreement in respect of the disposal of these underground mining and prospecting rights, including the related liabilities, lapsed.

11132

24	FINANCIAL ASSETS

SIGNIFICANT ACCOUNTING JUDGEMENTS

The assessment to define the accounting policy and subsequent classification of the long-term receivable requires the exercise of significant judgement of the outcome of future events that are not wholly under the control of the Group.

The judicial proceedings that impacts on the long-term receivable are inherently complex legal issues that are subject to uncertainties and complexities and are subject to interpretation.

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES

The fair value determination of the long-term receivable is determined using assumptions and estimates that are inherently uncertain and can change materially over time.

These assumptions and estimates include estimating the timing of concluding on the main application, the ultimate settlement terms, the discount rate applied and the credit risk assessment for impairment purposes.

ACCOUNTING POLICIES

Investment in other entities

The Group’s listed and unlisted investments in equity securities are classified as available-for-sale financial assets. These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses, are recognised in OCI.

Long-term receivable

The long-term receivable is a non-derivative financial asset categorised as loans and receivables.

The asset is initially measured at fair value and any difference between the face value of payments made and the fair value of the long-term receivable on initial recognition are recognised in profit or loss as a finance expense.

Subsequent to initial recognition, the long-term receivable is measured at amortised cost using the effective interest method less any impairment losses. Unwinding of the carrying value is accounted for as a finance income.

Impairment

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

Any impairment losses are recognised in the statement of profit or loss.

Amounts in R million	Note	2018	2017

Investments in other entities	24.1	9.4	8.8
Long-term receivable	24.2	19.3	-
Total financial assets		28.7	8.8

24.1	INVESTMENTS IN OTHER ENTITIES

	Amounts in R million	Shares held	% held	2018	2017

	Listed investments (Fair value hierarchy Level 1):			9.2	8.6
	West Wits Mining Limited ("WWM")	47 812 500	6.7%	9.2	8.6

	Unlisted investments (Fair value hierarchy Level 3):			0.2	0.2
	Rand Refinery Proprietary Limited ("Rand Refinery") (a)	44 438	11.0%	-	-
	Guardrisk Insurance Company Limited (Cell Captive A170) ^	20	#	0.1	0.1
	Chamber of Mines Building Company Proprietary Limited	30 160	3.0%	0.1	0.1
	Rand Mutual Assurance Company Limited	1	#	-	-

				9.4	8.8
	Fair value adjustment on available for sale financial assets recognised in OCI			0.6	(0.3)
	# Represents a less than 1% shareholding.
	^ Class A 170 shares are held in Guardrisk Insurance Company Limited that entitles the holder to 100% of the residual net equity of the Cell Captive A 170 after settlement of the reimbursive right.

11232

24   FINANCIAL ASSETS continued

24.1    INVESTMENT IN OTHER ENTITIES continued

    (a)     Rand Refinery

The estimated fair value of the investment in Rand Refinery shares remains de minimis due to the uncertainty regarding Rand Refinery's future free cash flows and the lack of marketability of the shares held.

MARKET RISK

Other market price risk

Equity price risk arises from changes in quoted market prices of listed investments as well as changes in the fair value of unlisted investments due to changes in the underlying net asset values.

FAIR VALUE OF FINANCIAL INSTRUMENTS

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

24.2	LONG-TERM RECEIVABLE

Payments were made under protest to the Municipality (refer note 25) amounting to R 27.4 million (excluding VAT), consisting of an initial payment of R22.5 million as well as subsequent payments of R4.9 million comprising the difference between the J-tariff and the Eskom tariff. The initial payment was made from cash held in escrow relating to the electricity tariff dispute with Ekurhuleni Metropolitan Municipality (refer note 12).

The long-term receivable resulting from these payments was initially recognised at fair value of R18.6 million, resulting in a fair value adjustment at initial recognition of R8.8 million, accounted for as finance expense (refer note 7).

The long-term receivable constitutes a level 3 instrument on the fair value hierarchy. The fair value was determined using the income approach present value technique. The calculation was based on the following assumptions:

•       discount rate: 11.68% representing the Municipality maximum cost of borrowing on bank loans as disclosed in their June 30, 2017 annual report; and

•       discount period: 3 years representing management’s best estimate of the date of conclusion of the Main Application.

During the year, an unwinding of R0.7 million was recognised, accounted for as finance income (refer note  6).

CREDIT RISK

The Group is exposed to credit risk on the total carrying value of the long-term receivable. The credit risk was considered in the determination of the fair value at initial recognition by discounting the payments made over the estimated period until the conclusion of the Main Application using the Municipality’s incremental cost of borrowing.

The Group manages the credit risk by regularly monitoring the events surrounding the outcome of the Main Application and assessing the long-term receivable for recoverability.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the payments made resulting in the other long-term receivable is adjusted to its fair value on an ongoing basis by initially discounting and subsequently unwinding over the estimated period until the expected conclusion of the Main Application using the Municipality’s incremental cost of borrowing.

11332

25	CONTINGENT ASSETS AND LIABILITIES

SIGNIFICANT ACCOUNTING JUDGEMENTS

The assessment of whether an obligating event results in a liability or a contingent liability require the exercise of significant judgement of the outcome of future events that are not wholly within the control of the Group.

Litigation and other judicial proceedings inherently entail complex legal issues that are subject to uncertainties and complexities and are subject to interpretation.

ACCOUNTING POLICIES

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

This agreement includes the granting of access to the underground water basin through one of ERPM’s shafts and the rental of a site onto which it constructed its neutralisation plant. In exchange, Ergo and its associate companies including ERPM have a set-off against any future directives to make any contribution toward costs or capital of up to R250 million. Through this agreement, Ergo also secured the right to purchase up to 30 Ml of partially treated AMD from TCTA at cost, in order to reduce Ergo’s reliance on potable water for mining and processing purposes.

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

11432

25   CONTINGENT ASSETS AND LIABILITIES continued

Ekurhuleni Metropolitan Municipality ("Municipality") Electricity Tariff Dispute

The Main Application

Integral to Ergo’s gold extraction operation is its metallurgical plant at Brakpan (“Ergo Plant”) located within the municipal boundaries of the Municipality.  In order to operate the Ergo Plant and conduct its business operations, Ergo requires a reliable and steady feed of electricity which it draws from Eskom’s Ergo Central Substation.

Over the past several years the Municipality has charged Ergo for such electricity, at the Megaflex tariff, which is the rate at which Eskom charges its large power users plus an additional surcharge.

Pursuant to its own investigations, and after having sought legal advice on the matter, Ergo determined that not only is it supplied by Eskom, not the Municipality, but also that the surcharges levied were inconsistent with the provisions of the Local Government: Municipal Systems Act (“Systems Act”), which sets down clear and strict parameters in this regard. Ergo subsequently challenged the Municipality, Eskom and the National Energy Regulator of South Africa (“NERSA”) for declaratory relief. Included in the application are the Minister of Energy Affairs, the Minister of Co-operative Governance & Traditional Affairs and the South African Local Government Association, the latter 4 (four) respondents against whom Ergo does not seek any relief and who have not opposed the application.

Ergo seeks the following relief:

1.    declaring that it is not supplied electricity by the Municipality and that the Municipality is not authorised to levy a surcharge of 40% (“the D-tariff”) to the rate which Eskom ordinarily charges Ergo on its Megaflex rate (“Eskom tariff”);

2.    declaring that the Municipality is in breach of its temporary Distribution Licence (issued by NERSA) by purporting to supply electricity to Ergo at the Ergo Plant;

3.    declaring that neither the Municipality nor Eskom may lawfully insist that only the Municipality may supply electricity to Ergo at the Ergo Plant;

4.    declaring that Eskom presently supplies electricity to Ergo at the Ergo Plant; and

5.    directing Eskom to conclude a consumer agreement with Ergo for the supply of electricity at the Ergo Plant at Eskom’s Megaflex tariff.

Ergo also instituted a counterclaim against the Municipality for the recovery of the surcharges which were erroneously paid to the Municipality in the bona fide belief that they were due and payable prior to the Main Application of approximately R43 million (these surcharges were expensed for accounting purposes).

Consequently, and pending the final determination of the Main Application by the High Court, Ergo stopped paying the surcharges to the Municipality, paying and expensing only the Eskom tariff and depositing the difference comprising the D-tariff into its attorneys’ trust account as security in favour of the Municipality in the event that the court rules against Ergo. These surcharges were not expensed but recognised under cash and cash equivalents as restricted cash (refer note 12).

11532

25   CONTINGENT ASSETS AND LIABILITIES continued

Ekurhuleni Metropolitan Municipality ("Municipality") Electricity Tariff Dispute continued

The Urgent Application

In May 2015 the Municipality threatened to, through an interruption to the Eskom supply grid, cause the supply of electricity to the Ergo Central Substation to be terminated.  Ergo successfully interdicted the Municipality, pending the determination of the Main Application.

The Municipality sought leave to appeal the interdict, which application was rejected by the High Court. The Municipality then successfully petitioned the Supreme Court of Appeal (“SCA”) in Bloemfontein for leave to appeal thereto.

Ergo subsequently, and ultimately, petitioned the Constitutional Court in Braamfontein, Johannesburg in December 2017 for leave to appeal thereto against the latter judgment of the full bench of the SCA which found in favour of the Municipality. In January 2018, the Constitutional Court rejected and refused to hear Ergo’s petition for a further appeal.

This ruling enabled the Municipality to avail itself of the credit control measures provided for in the Systems Act by terminating the supply of electricity to Ergo, unless it paid the surcharges levied in their entirety and which were retained in Ergo’s attorneys’ trust account over to the Municipality.

On the date of the Constitutional Court ruling, the money held in Ergo’s attorney’s trust account amounted to approximately R126 million. In February 2018, Ergo paid R25.2 million (including VAT) from the trust account to the Municipality, under protest and without prejudice and/or admission of liability (refer note 24.2). This amount was the difference between the surcharge of 11% (“the J-tariff”) over the Eskom tariff which was introduced during the course of 2017 “for bulk supplies at medium and high voltage situated in a position designated by the Municipality as close-coupled to the Eskom grid”. The J-tariff, which Ergo still deems to be irregular and disproportionate in accordance with the provisions of the Systems Act, is significantly lower than the previously imposed “D-tariff”. The balance, following the payments of the R25.2 million, remains in the trust account of Ergo’s attorneys of record. Subsequently, Ergo pays monthly to the Municipality, the amount calculated at the lower J-tariff in respect of its electricity consumption, under protest and without prejudice and/or admission of liability (refer note 24.2).

Ergo’s legal team is confident about the prospects of success in the Main Application on the basis that the Municipality does not supply electricity to Ergo or in any manner add value to Eskom’s supply of electricity to Ergo. Ergo is furthermore, in terms of the Main Application, in addition to its contention that the Municipality does not supply electricity to it and not licensed to supply it, challenging the imposition of both the J-tariff and D-tariff on the grounds that they are, inter alia, ultra vires and beyond the scope of the Municipality’s Electricity By-Laws, the Systems Acts as well as the Credit Control and Debt Collection By-Laws.

The Main Application has been set down for hearing on December 5, 2018. Based on management’s assessment of the probability of outflows, no liability for any surcharges claimed by the Municipality has been recognised.

11632

25   CONTINGENT ASSETS AND LIABILITIES continued

Occupational Lung Diseases

In January 2013, DRDGOLD, ERPM (“DRDGOLD Respondents”) and 23 other mining companies (“Other Respondents”) (collectively referred to as "Respondents") were served with a court application issued in the High Court of South Africa (“Court") for a class certification (“Certification Application”) on behalf of former mineworkers and dependents of deceased mineworkers (“Applicants”). In the application the Applicants allege that the Respondents conducted underground mining operations in a negligent and complicit manner causing the former mineworkers to contract occupational lung diseases. The Applicants have as yet not quantified the amounts which they are demanding from the Respondents in damages.

On May 13, 2016, the Court granted an order for, inter alia, (1) certification of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases (or the dependants of mineworkers who died of those diseases); and (2) that the common law be developed to provide that in instances where a claimant claiming general damages passed away, the claim for general damages will be transmitted to the estate of the deceased claimant. This order did not represent a ruling on the merits of the Application brought against the Respondents.

An application for leave to appeal to the Supreme Court of Appeal (“SCA”) was brought by each of the respondent mining companies against the judgment of the Court, specifically on the allegations of the certification and transmissibility of damages to the estate of a deceased mineworker.

In June 2016, the Court granted leave to appeal to the SCA against the transmissibility of damages but refused leave to appeal in respect of the certification.

The DRDGOLD Respondents (together with each of the Working Group companies) served a notice of appeal to petition the SCA against the order for certification and the transmissibility of damages. The SCA granted leave to appeal thereto on both issues in September 2016.

The appeal to the SCA was set down for hearing in March 2018 but was subsequently postponed by agreement between the Applicants and the Respondent companies in light of the progress made by the Working Group as described below. The SCA endorsed and upheld the postponement.

The Respondent companies formed a Working Group consisting of representatives from each company to consider and discuss issues pertaining to the action.

DRDGOLD withdrew from the Working Group in January 2016.

The remaining members of the Working Group have all raised accounting provisions during the calendar year 2017 due to progress made by the Working Group towards a possible settlement with the Applicants. In May 2018, the remaining members of the Working Group announced that a mediated settlement agreement had been reached. The agreement is subject to certain conditions, including the approval by the South African High Court after which an effective date of the agreement will be set.

DRDGOLD is not a party to the Working Group’s mediated settlement agreement and maintains the view that it is too early to consider settlement of the matter, mainly for the following reasons:

        •      the Applicants have as yet not issued and served a summons (claim) in the matter;

        •      there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents;

        •      many principles upon which legal responsibility may be founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants.

In light of the above there is inadequate information to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.

11732

26   FINANCIAL INSTRUMENTS

        Overview

The Group has exposure to credit risk, liquidity risks, as well as other market risks from its use of financial instruments. This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives and policies and processes for measuring and managing risk. The Group’s management of capital is disclosed in note 19. This note must be read with the quantitative disclosures included throughout these consolidated financial statements.

        Financial risk management framework

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

        CREDIT RISK

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables and investment securities.

The Group’s financial instruments do not represent a concentration of credit risk due to the exposure to credit risk being managed as disclosed in the following notes:

        NOTE 11      INVESTMENTS IN REHABILITATION OBLIGATION FUNDS

        NOTE 12      CASH AND CASH EQUIVALENTS

        NOTE 14      TRADE AND OTHER RECEIVABLES

        NOTE 24      FINANCIAL ASSETS

11832

26   FINANCIAL INSTRUMENTS  continued

        MARKET RISK

Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates, interest rates and equity prices will affect the consolidated profit or loss or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns.

Commodity price risk

        Additional disclosures are included in the following note:

        NOTE 4        REVENUE

        Other market risk

        Additional disclosures are included in the following note:

        NOTE 24.1   INVESTMENTS IN OTHER ENTITIES

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

        Additional disclosures are included in the following notes:

        NOTE 11      INVESTMENTS IN REHABILITATION OBLIGATION FUNDS

        NOTE 12      CASH AND CASH EQUIVALENTS

        Foreign currency risk

The Group enters into transactions denominated in foreign currencies, such as gold sales denominated in US dollar, in the ordinary course of business. This exposes the Group to fluctuations in foreign currency exchange rates.

        Additional disclosures are included in the following notes:

        NOTE 12      CASH AND CASH EQUIVALENTS

        NOTE 14      TRADE AND OTHER RECEIVABLES

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

        Additional disclosures are included in the following note:

        NOTE 15      TRADE AND OTHER PAYABLES

        NOTE 19      CAPITAL MANAGEMENT

11932

27   RELATED PARTIES

Disclosures are included in the following notes:

NOTE 18.2   TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

NOTE 20      EQUITY

NOTE 22      INTEREST IN SUBSIDIARIES

28   SUBSEQUENT EVENTS

There were no significant subsequent events between the year-end reporting date of June 30, 2018 and the date of issue of these financial statements other than described below and included in the preceding notes to the consolidated financial statements.

       Acquisition of FWGR

On November 22, 2017, DRDGOLD Limited signed an agreement for the acquisition of the gold assets associated with Sibanye-Stillwater’s West Rand Tailings Retreatment Project (“WRTRP”), to be known going forward as Far West Gold Recoveries Proprietary Limited (“FWGR”).

On July 31, 2018 the transaction became effective on the waiver of the last outstanding condition, being the granting of the Section 102 Applications to Sibanye-Stillwater.

As purchase consideration for the acquisition of these assets, DRDGOLD Limited issued 265 million new ordinary shares equal to 38.05% of DRDGOLD Limited’s outstanding shares to Sibanye-Stillwater and granted Sibanye-Stillwater an option to subscribe for new ordinary shares up to a total of 50.1% of the total issued ordinary shares of DRDGOLD Limited at a 10% discount to the prevailing market value, to be exercised within a period of 2 years from the effective date of the acquisition.

Additional disclosures are included in the following notes:

NOTE 4        REVENUE

NOTE 19      CAPITAL MANAGEMENT

NOTE 20      EQUITY

12032

ITEM 19. EXHIBITS

               The following exhibits are filed as a part of this Annual Report:

1.1(1)	Memorandum of Association of DRDGOLD Limited.
1.2(6)	Articles of Association of DRDGOLD Limited, as amended on November 8, 2002. http://www.sec.gov/Archives/edgar/data/1023512/000104746902008746/a2096282zex-1_2.txt
1.3(1)	Excerpts of relevant provisions of the South African Companies Act.
1.5(9)	Memorandum of Incorporation, as amended on November 30, 2012. http://www.sec.gov/Archives/edgar/data/1023512/000120561313000188/ex1_5.htm
2.1(1)	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2(4)

Indenture between DRDGOLD Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated November 12, 2002.

http://www.sec.gov/Archives/edgar/data/1023512/000104746902008746/a2096282zex-2_2.txt

4.1(2)

Deposit Agreement among DRDGOLD Limited, The Bank of New York Mellon as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007.

4.2(3)	Form of Non‑Executive Employment Agreement.
4.3(3)	Form of Executive Employment Agreement.
4.4(4)	Agreement between DRDGOLD Limited and Rand Refinery Limited, dated October 12, 2001. http://www.sec.gov/Archives/edgar/data/1023512/000104746902008746/a2096282zex-4_36.txt
4.5(12)	Local Mine Bullion Refining Agreement between DRDGOLD Limited and Rand Refinery Limited, dated June 27, 2018.

4.6(5)	Option Agreement entered into by and between DRDGOLD Limited and M5 Developments Proprietary Limited, dated July 21, 2005. http://www.sec.gov/Archives/edgar/data/1023512/000120561305000206/ex4_91.htm
4.7(7)

Domestic Medium Term Note Programme (“Programme”) entered into by DRDGOLD South African Operations Proprietary Limited (“Issuer”) and DRDGOLD Limited (“guarantor’) dated September 30 2010.

http://www.sec.gov/Archives/edgar/data/1023512/000120561310000164/ex4_138.htm

4.8(8)

Domestic Medium Term Note ) and High Yield Programme (“DMTN Programme”)  Agreement entered into by DRDGOLD  Limited (“Issuer”)  Crown Gold Recoveries Proprietary Limited  (“Crown Gold”), East Rand Proprietary Mines Limited (“ERPM”), Ergo Mining Operations Proprietary Limited (“EMO”) )and  ABSA Bank  Limited (“ABSA”) ) dated  June 30, 2012.

http://www.sec.gov/Archives/edgar/data/1023512/000120561312000150/ex4_139.htm

4.9(8)

Sale of Shares and Claims Agreement entered into by Village Main Reef Limited (“Village”), DRDGOLD Limited (“DRDGOLD”) (“Seller”), Business Venture Investments No 1557 Proprietary Limited (“Purchaser”) and Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) dated February 11, 2012.

http://www.sec.gov/Archives/edgar/data/1023512/000120561312000150/ex4_140.htm

4.10(9)

Heads of Agreement entered into by Trans-Caledon Tunnel Authority (“TCTA’), Ergo Mining Operations Proprietary Limited (“EMO”), East Rand Proprietary Mines Limited (“ERPM”) and Crown Gold Recoveries Proprietary Limited (“CGR”) (collectively CGR, EMO and ERPM are called “the Ergo Group”) dated November 28, 2012.

http://www.sec.gov/Archives/edgar/data/1023512/000120561313000188/ex4_39.htm

4.11(10)

Share Sale and Subscription Agreement between DRDGOLD Limited ("DRDGOLD") and Khumo Gold SPV Proprietary Limited ("Khumo") dated March 17, 2014.

http://www.sec.gov/Archives/edgar/data/1023512/000120561314000145/ex4_40.htm

4.12(10)

Share Sale and Subscription Agreement between DRDGOLD Limited ("DRDGOLD") and DRDSA Empowerment Trust (the Trust) dated March 17, 2014.

http://www.sec.gov/Archives/edgar/data/1023512/000120561314000145/ex4_41.htm

4.13(11)

Settlement Agreement between DRDGOLD Limited ("DRDGOLD") and VMR Gold Investments 02 Proprietary Limited ("VMR Gold") dated May 28, 2015.

http://www.sec.gov/Archives/edgar/data/1023512/000120561315000144/ex4_42.htm

8.1(12)	List of Subsidiaries.
10.1(12)	DRD Exchange Agreement entered into by DRDGOLD Limited (“DRDGOLD”) and Sibanye Gold Limited
10.2(12)

Sibanye-Stillwater Exchange Agreement entered into by Sibanye Gold Limited and K2017449061 (South Africa) Proprietary Limited (to be renamed WRTRP Proprietary Limited) and including DRDGOLD Limited (“DRDGOLD”)

10.3(12)	DRD Guarantee issued by DRDGOLD Limited (“DRDGOLD”) to and in favor of Sibanye Gold Limited.
10.4(12)	DRD Option Agreement between DRDGOLD Limited (“DRDGOLD”) and Sibanye Gold Limited.
10.5(12)

Closing and Amending Agreement, dated 20 July 2018, among Sibanye Gold Limited, WRTRP Proprietary Limited and DRDGOLD Limited; each of the following annexures are incorporated by reference to Sibanye-Stillwater's Schedule 13-D, Exhibit 99.5 filed with the Securities and Exchange Commission on July 31, 2018

Annexure A — Approval of Financial Surveillance Department of SARB;

Annexure B — JSE Approval of DRD Circular;

Annexure C — TRP Approval of DRD Circular;

Annexure D — Approval in Terms of Competition Act;

Annexure E — Press Announcement Confirming Approval of DRD Shareholders;

Annexure F — Environmental Authorisations and Waste Management Licences;

Annexure G — Confirmation of VAT Registration of Issuing Party;

Annexure H — Lender’s Consent in Terms of the Rand Revolving Credit Facility; and

Annexure I — Employees of the Business as at the Delivery Date of the Closing and Amending Agreement.

http://www.sec.gov/Archives/edgar/data/1023512/000110465918048791/0001104659-18-048791-index.htm

10.6(12)	Revolving Credit Facility.
12.1(12)	Certification pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
12.2(12)	Certification pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
13.1(12)	Certification pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
13.2(12)	Certification pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.

12132

___________

(1)   Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.

(2)   Incorporated by reference to Amendment No. 1 to our Registration Statement (File No. 333-140850) on Form F-6.

(3)   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.

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

 (12)   Filed herewith.

SIGNATURES

               The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By:	/s/ D.J. Pretorius D.J. Pretorius Chief Executive Officer
By:	/s/ A.J. Davel A.J. Davel Chief Financial Officer
Date: October 31, 2018

12232

12332