Form 20-F/A
period 2018-06-30
DRDGOLD LTD
filed 2018-11-07
CIK 1023512

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Title of each class	Name of each exchange on which registered:
Ordinary shares (traded in the form of American Depositary Shares, each American Depositary Share representing ten underlying ordinary shares.)	The New York Stock Exchange, Inc

Securities registered or to be registered pursuant to Section 12(g) of the Act
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
As of June 30, 2018 the Registrant had outstanding 431,429,767 ordinary shares, of no par value.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐   No ☒
If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐   No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities  Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Date File required to be submitted pursuant to Rule 405 of Regulation S-T (232-405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company.  See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company”  in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐ Emerging growth company ☐
If any emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☐   International Financial Reporting Standards as issued by the IASB ☒   Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐   Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No ☒

EXPLANATORY STATEMENT

This Amendment No. 1 on Form 20-F/A has been filed by DRDGOLD Limited (the “Company”) to amend the annual report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 31, 2018. This amendment relates to Item 18. The only change to Item 18 is to add the conformed signature of our independent registered public accounting firm, KPMG Inc., to the Report of Independent Registered Public Accounting Firm (the “Audit Report”), which was inadvertently omitted from the initial filing, and to correct a typographical error in the Audit Report.

This Amendment No. 1 speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment No. 1 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was initially filed.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
DRDGOLD Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of DRDGOLD Limited and subsidiaries (the Company) as of June 30, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2018, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

/s/ KPMG Inc.

We have served as the Company’s auditor since 2003.

Secunda, Republic of South Africa
October 31, 2018

ITEM 19. EXHIBITS

The following exhibits are filed as a part of this Amendment No.1:

12.1	Certification pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
13.2	Certification pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By:	/s/ D.J. Pretorius
D.J. Pretorius
Chief Executive Officer

By:	/s/ A.J. Davel
A.J. Davel
Chief Financial Officer

Date: November  7, 2018