Form 20-F/A
period 2018-06-30
DRDGOLD LTD
filed 2018-12-03
CIK 1023512

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
Yes ☐ No ☑

EXPLANATORY STATEMENT

This Amendment No. 2 on Form 20-F/A has been filed by DRDGOLD Limited (the "Company") (i) to amend the annual report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 31, 2018 and amended on November 7, 2018, to submit its Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of the DRDGOLD Limited and its subsidiaries for that fiscal year as an exhibit to the Form 20-F pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F in accordance with Rule 405 of Regulation S-T, and (ii) to claim a Regulation S-T Section 232.201(c) hardship exemption by including the required text of Section 232.201(c)(1)(i) in Exhibit 99.1 herein. Due to unanticipated technical difficulties preventing the timely preparation and submission of this interactive data exhibit, the Company has relied on the temporary hardship exemption provided by Rule 201 of Regulation S-T.

Other than as expressly set forth below, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

ITEM 19. EXHIBITS

                The following exhibits are filed as a part of this Amendment No.2:

99.1	232.201(c) Regulation S-T legend regarding hardship exemption
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

___________

SIGNATURES

                The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this 20-F/A on its behalf.

DRDGOLD LIMITED

	By:	/s/ D.J. Pretorius D.J. Pretorius Chief Executive Officer
	By:	/s/ A.J. Davel A.J. Davel Chief Financial Officer
Date: December 3, 2018