Form 20-F
DRDGOLD LTD
filed 2019-10-31
CIK 1023512

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934

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

1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196, South Africa

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class:	Trading symbol	Name of each exchange on which registered:
Ordinary shares (traded in the form of American Depositary Shares, each American Depositary Share representing ten underlying ordinary shares.)	DRD	The New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act None

                Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                             696,429,767 ordinary shares of no par value outstanding as of June 30, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐    No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☑    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Date File required to be submitted pursuant to Rule 405 of Regulation S-T (§  232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board ☑    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐    No ☑

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☑    No ☐

Preparation of Financial Information

                We are a South African company and currently all our operations are located in South Africa. Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

                Our consolidated financial statements included in this Annual Report are prepared in accordance with IFRS as issued by the IASB. All financial information, except as otherwise noted is prepared in accordance with IFRS as issued by the IASB.

                We present our financial information in rand, which is our presentation and reporting currency. All references to “dollars” or “$” herein are to United States Dollars and references to “rand” or “R” are to South African rands. Solely for your convenience, this Annual Report contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R14.07 per $1.00, the year end exchange rate on June 30, 2019.

                In this Annual Report, we present certain non-IFRS financial measures such as the financial items “cash operating costs per kilogram”, “all-in sustaining costs per kilogram” and “all-in costs per kilogram” which have been determined using industry guidelines promulgated by the World Gold Council, which we use to determine costs associated with producing gold, cash generating capacities of the mines and to monitor performance of our mining operations. An investor should not consider these items in isolation or as alternatives to, operating costs, profit/(loss) for the year or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council has provided definitions for the calculation of cash operating costs, the calculation of cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See Glossary of Terms and Explanations and Item 5A. Operating Results – “Cash operating costs, all-in sustaining costs and all-in costs” and “Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram”.

DRDGOLD Limited

                When used in this Annual Report, the term the “Company” refers to DRDGOLD Limited and the terms “we,” “our,” “us” or “the Group” refer to the Company and its subsidiaries, associates and joint ventures, as appropriate in the context.

Acquisition of gold assets from Sibanye-Stillwater and subsequent development and commissioning of FWGR Phase 1

                On July 31, 2018, we completed the acquisition of the gold assets associated with Sibanye Gold Limited, trading as Sibanye-Stillwater’s (“Sibanye-Stillwater”) West Rand Tailings Retreatment Project (“WRTRP”), subsequently renamed Far West Gold Recoveries Proprietary Limited (“FWGR”).  This acquisition significantly increased our assets and revenues and added 2.72 million ounces to our Ore Reserves.  In connection with the acquisition, we issued to Sibanye-Stillwater new shares in the Company equal to 38.05% of outstanding shares, and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares within a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value (the “Sibanye-Stillwater option”).

Construction of Phase 1 of FWGR commenced during August 2018 with R330.7 million spent on, inter alia, the reconfiguration of the Driefontein 2 plant (“DP2”) and relevant infrastructure to process tailings from the Driefontein 5 slimes dam and deposit residues on the Driefontein 4 Tailings Storage Facility. During this construction phase, gold was produced at the adjacent Driefontein 3 plant (“DP3”). Early-stage commissioning of the reconfigured DP2 plant commenced in December, 2018 with the pumping of reclaimed tailings into the carbon in leach (“CIL”) circuit. Testing of the reconfigured plant and ramp-up of production continued during the third quarter of the fiscal year ended June 30, 2019. Management considered, inter alia, the design capacity of the plant, recoveries and the ability to sustain production in determining the date of commercial production. The date of commercial production for Phase 1 (excluding the milling section), which is the date when preproduction costs, borrowing costs and revenue recognized during the construction phase cease to be capitalised and depreciation commenced, was determined to be April 1, 2019.

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

•          our expectation that existing cash will be sufficient to fund our operations in the next 12 months including our anticipated commitments;

•          estimated production costs, cash operating costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce;

•         expectations on future gold price, supply and pricing trends including expected impact of the global environment on gold prices;

•         expected gold production and cash operating costs expected in fiscal year 2020;

•         our prospects in litigation and disputes;

•          statements with respect to WRTRP assets acquired from Sibanye-Stillwater and the option granted to Sibanye-Stillwater;

•          statements with respect to the legal review for increasing the deposition capacity of the Brakpan/Withok TDF, and expected potential increase in capacity and life of mine; and

•          expected effective gold mining tax rate.

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

•          anticipated or unanticipated capital expenditure on property, plant and equipment;

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

Glossary of Terms and Explanations

The table below sets forth a glossary of terms used in this Annual Report:

Adjusted EBITDA

Adjusted EBITDA means earnings before interest, tax, depreciation, amortisation, share-based payment expense, change in estimate of environmental rehabilitation recognised in profit or loss, gain/(loss) on disposal of property, plant and equipment, gain/(loss) on financial instruments and retrenchment costs. This is a non-IFRS financial measure and should not be considered a substitute measure of net income reported by us in accordance with IFRS.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

                Not applicable.

ITEM 3. KEY INFORMATION

3A. SELECTED FINANCIAL DATA

                The following selected consolidated financial data as at June 30, 2019 and 2018 and for the years ended June 30, 2019, 2018 and 2017 is derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by KPMG Inc.  The selected consolidated financial data as at June 30, 2017, 2016 and 2015, and for the years ended June 30, 2016 and 2015 is derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with IFRS,  as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5. Operating and Financial Review and Prospects and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

	Selected Consolidated Financial Data
	(in millions, except share, per share and ounce data)

	Year ended June 30,
	2019[1]	2019	2018	2017	2016	2015
	$’m	R'm	R'm	R'm	R'm	R'm
Profit or loss Data
Revenue	196.3	2,762.1	2,490.4	2,339.9	2,433.1	2,105.3
Results from operating activities	8.9	125.2	52.0	(24.6)	119.6	94.9
Profit/(loss) for the year attributable to equity owners of the parent	5.6	78.5	6.5	13.7	61.9	67.8
Adjusted EBITDA[2]	18.1	254.1	-[2]	-[2]	-[2]	-[2]

Per Share Data
Basic earnings/(loss) per share (cents)	0.8	11.8	1.5	3.2	14.7	17.4
Diluted earnings/(loss) per share (cents)	0.8	11.5	1.5	3.2	14.7	17.4

Dividends proposed per share for the year (ZAR cents)		20.0	5.0	5.0	62.0	10.0
Dividends proposed per American Depositary Shares for the year (USD cents)		16.7	3.6	3.8	45.2	6.5
Exchange rate (USD1:ZAR)[1]		14.07	13.72	13.05	14.68	13.82
Intraday high (USD1:ZAR)		15.69	14.57	14.75	16.87	12.58
Intraday low (USD1:ZAR)		13.07	11.50	12.42	12.24	10.50
Number of shares issued as at June 30	696,429,767	696,429,767	431,429,767	431,429,767	431,429,767	430,883,767

Statement of financial position data
Total assets	288.5	4,059.9	2,360.5	2,287.4	2,419.1	2,503.0
Equity (Net assets)	191.0	2,688.5	1,267.2	1,302.4	1,339.6	1,529.9
Ordinary share capital[3]	360.4	5,072.3	4,177.2	4,177.2	4,177.2	4,180.9

	2019	2019	2019	2019	2019	2019
	September	August	July	June	May	April
Exchange Rate Data
Intraday high (USD1:ZAR)	15.29	15.50	14.38	15.17	14.89	14.55
Intraday low (USD1:ZAR)	14.49	14.32	13.80	14.06	14.12	13.86

[1]Translations into Dollars in this table are for the purpose of convenience only and are computed at the closing exchange rate at June 30, 2019 of R14.07 per $1.00, or the annual average as noted. You should not view such translations as a representation that such amounts represent actual Dollar amounts. All other translations in this Annual Report are based on exchanges rates quoted by local financial institutions.  This line item has been prepared in accordance with Item 3.A(3) of Form 20-F.

[2]Adjusted EBITDA is a non-IFRS financial measure. For a definition of Adjusted EBITDA see Glossary of Terms and Explanations. Adjusted EBITDA (that was included from the current reporting period following the Revolving Credit Facility ("RCF") agreement) may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

The Group considers adjusted EBITDA for the purpose of evaluating compliance with the covenants imposed by the Company’s RCF agreements entered into on August 1, 2019 to finance the development of Phase 1 of FWGR and working capital requirements of the Group and subsequently partially used as a facility to provide a performance guarantee to Ekurhuleni Metropolitan Municipality (refer to Item 18: Financial Statements - Note 13 Cash and cash equivalents). The Group considers the presentation of Adjusted EBITDA provides useful information to investors. Adjusted EBITDA was not presented or considered previously by the Company.  For a reconciliation of Adjusted EBITDA to profit for the year, see Item 5.A. Operating and Financial Review and Prospects—Adjusted earnings before interest, interest, depreciation and amortization

[3]Ordinary share capital as of June 30, 2019 is stated after the deduction of R51.0 million (2018 and 2017: R50.7 million) share capital relating to treasury shares held by the Group.

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

                Although we entered into a gold price hedge in fiscal 2019, we typically do not enter into forward contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements of the rand. We sell gold at spot prices based on the afternoon London Bullion Market fixing price on the day when Rand Refinery, acting as an agent for the sale of all gold produced by the Group, delivers the Gold to the buyer. We sell our foreign currency at the spot price in the market on the date of trade. If the dollar gold price should fall and/or the rand should strengthen against the dollar, this would adversely affect us, and we may experience losses, and if these changes result in revenue below our cost of production and remain at such levels for any sustained period, we may be forced to curtail or suspend some or all our operations. We might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.

                Exchange rates are influenced by global economic trends. The closing exchange rate of the rand against the dollar at June 30, 2019 weakened by 3% compared to June 30, 2018. The closing price of the rand against the dollar at June 30, 2018 weakened by 5% compared to June 30, 2017. At September 30, 2019 the rand traded at R15.13 = $1.00 (based on closing rates), a 8% weakening of the rand against the Dollar from June 30, 2019.

                A decrease in the dollar gold price and/or a strengthening of the rand against the dollar results in a decrease in our profitability. For all periods presented, all of our production was from South Africa. If the rand was to appreciate against the dollar for a continued time, our operations could experience a reduction in cash flow and profitability and this would adversely affect our business, operating results and financial condition.

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

                While we have been able to increase reserves in the prior three fiscal years—See Item 4B. “Business Overview—Ore Reserves”—such increases were dependent upon acquisitions and  successful drilling programs, and such increases were offset by depletions  Accordingly, we may not be successful in increasing reserves in future years and our reserves could decrease.

                We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire, including the acquisition of the FWGR assets

                Our future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. The ability to complete such transactions may be hindered by a number of factors, including identifying acquisition targets, obtaining necessary financing and potential difficulties in obtaining government approvals. Any acquisitions we make, such as our acquisition of the FWGR assets from Sibanye-Stillwater effective from July 31, 2018, could fail to achieve our financial or strategic objectives, disrupt our ongoing business and adversely impact our results of operations.

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

•  unforeseen construction problems;

•  unforeseen delays commissioning sections of the project. For example: FWGR Phase 1 date achieved commercial production on April 1, 2019 and the mills were commissioned in September 2019 (both initially planned for January 1, 2019);

•  inadequate phasing of activities;

•  labor disputes;

•  inadequate workforce planning or productivity of workforce;

•  inadequate management practices;

•  natural disasters and adverse weather conditions;

•  failure or delay of third-party service providers; and

•  changes to regulations, such as environmental regulations.

                In addition, if the assumptions we make in assessing the viability of our projects, including those relating to commodity prices, exchange rates, interest rates, inflation rates and discount rates, prove to be incorrect or need to be significantly revised, this may adversely affect the profitability or even the viability of our projects.

                As the development of FWGR is particularly material to DRDGOLD, significant cost overruns or adverse changes in assumptions affecting the viability of the project could have a material adverse effect on our business, cash flows, financial condition and prospects. The uncertainty and volatility in the gold market makes it more difficult to accurately evaluate the project economics and increases the risk that the assumptions underlying our assessment of the viability of the project may prove incorrect.

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

                In the event of operating or financial challenges, any dislocation in financial markets or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities and pay dividends, could be constrained, any of which could have a material adverse effect on our business, operating results cash flows and financial condition.

                We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

                Management’s estimates on future cash flows are subject to risks and uncertainties, such as the rand gold price, production volumes, recovered grades and costs. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from financing and any such financing may be permitted under the terms of our financing arrangements, or may not be available on acceptable terms, or at all. If we do not generate sufficient cash flows or have access to adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or meet our working capital requirements may be adversely affected.

                Any interruption in gold production at any of our two mining operations generating cash flows, will have an adverse effect on the Company.

                As at June 30, 2019 and September 30, 2019 respectively, we have two mining operations generating cash flows, namely Ergo and FWGR.

                Ergo’s reclamation sites, processing plants, pump stations and the Brakpan/Withok Tailings Storage Facility ("Brakpan/Withok TSF") are linked through pipeline infrastructure. The Ergo plant is currently our major processing plant.

                FWGR’s reclamation site, processing plant, pump stations and the Driefontein 4 Tailings Storage Facility are linked through pipeline infrastructure. DP 2 plant is currently our processing plant and FWGR.

                Our reclamation sites, plants, pipelines infrastructure and the deposition/storage facilities are exposed to numerous risks, including operational down time due to planned or unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production as a result of decreases in extraction efficiencies due to imbalances in the metallurgical process as well as inconsistent volume throughput or other factors.

                Our operations are also exposed to severe weather events that could interrupt production. It is believed that the long-term upward trend in global temperature is directly correlated with the increase in global severe weather events both in terms of magnitude and frequency.

                For example, dry weather conditions and a recent spate of heatwaves in the Johannesburg area in October 2019 has prompted level 2 water restrictions on residential water users.

                Severe thunderstorms and high winds, especially during the summer rainy season, may also cause damage to operation infrastructure that may in turn cause an interruption in the production of gold.  Such incidents and other weather events may damage the facility and cause the interruption of deposition and gold production until the facility is repaired or alternative deposition is brought on line.

                Each of these or other weather conditions or other interruptions could have a material adverse effect on our business, operating results and financial condition.

An increase in production costs could have an adverse effect on our results of operations.

                An increase in our production costs will impact our results of operations. Production costs are affected by, inter alia:

•  labor stability, productivity and increases in labor costs;

•  increases in electricity and water prices;

•  increases in crude oil and steel prices;

•  changes in regulation;

•  unforeseen changes in ore grades and recoveries;

•  unexpected changes in the quality or quantity of reserves;

•  technical production issues;

•  availability and cost of smelting and refining arrangements;

•  environmental and industrial accidents;

•  gold theft;

•  environmental factors; and

•  pollution.

Our production costs consist mainly of materials including reagents and steel, labor, electricity, specialized service providers, water, fuels, lubricants and other oil and petroleum based products. Production costs have in the past, and could in the future, increase at rates in excess of our annual inflation rate and impact our results of operation and can result in the restructuring of these operations at substantial cost.

                On September 16, 2019, Ergo signed a two-year wage agreement with the Majority Unions for an average increase of 5.9% per annum across our workforce with individual increases ranging from 5.5% to 7% per annum, with the intention to extend this agreement to a third year.

                As part of the transitional arrangements at FWGR, a three-year wage agreement is in place and is scheduled to conclude in June 2021.

                Increases in production costs, if material, will adversely impact our results of operations.  In addition, any initiatives that we pursue to reduce costs, such as reducing our labor force, a reduction of the corporate overhead, negotiating lower price increases for consumables and cost controls may not be successful or sufficient to offset the increases affecting our operations and could adversely affect our business, operating results and financial condition.

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

                Should underground water levels not reach a natural subterranean equilibrium, and if underground water rises to the surface, we, together with all other mining companies in those areas, may face claims relating to environmental damage.  Any such claims may have a material adverse effect on our business, operating results and financial condition.

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

                We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate group Provision for Environmental Rehabilitation at a net present value of R682.6 million which is included in our statement of financial position as at June 30, 2019 (Refer to Item 18. ‘‘Financial Statements - Note 11 – Provision for environmental rehabilitation”). However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We fund these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds or funds held in insurance instruments established for our operations. If any of our operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to prosecution, litigation and potentially significant liabilities.

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

                Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure or are not insured, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. The insured value for property and loss of profits due to business interruption is R11.35 billion, with a total loss limit of R650 million for the 2020 fiscal year. Business interruption is only covered from the time the loss occurs and is subject to time and amount deductibles that vary between categories. To cover legal liability to third parties for damage, injury, illness or death a total of R1.5 billion insurance cover is in place for the 2020 fiscal year, subject to certain exclusions and limitations on coverage.

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

We are subject to operational risks associated with our flotation and fine-grind (FFG) project.

                Our flotation and fine-grind project, implemented in fiscal year 2014, is designed to improve extraction efficiencies.

                Production was temporarily suspended in April, 2014 due to unsatisfactory gold recoveries and low carbon absorption efficiencies. The established Low-Grade Section was brought back to steady state and gold production stabilized during the last quarter of fiscal year 2014 and became fully operational in February 2015, treating the remainder of the Ergo plant throughput through the FFG from this date.

                The FFG project remains exposed to numerous risks associated with similar projects, including operational down time due to unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production which could have a material adverse effect on our business, operating results and financial condition.

                The operation of the FFG circuit was temporarily halted in the first quarter of fiscal 2020 to perform an evaluation and compare the additional revenues earned from extracting additional gold from the most recently integrated reclamation sites compared to the cost incurred to operate the FFG circuit. The evaluation also includes considering alternative configurations of the FFG circuit and alternative means of extracting gold using the FFG circuit. At the date of this report, the evaluation is ongoing.

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

                These threats are constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures and we remain subject to additional known or unknown threats. We are subject to cybersecurity attacks from time to time, and have been subject to phishing. In some instances, we may be unaware of an incident or its magnitude and effects. We may be susceptible to new and emerging risks, including cyber-attacks and phishing, in the evolving landscape of cybersecurity threats.

                In addition, from time to time, we implement updates to our information technology systems and software, which can disrupt or shutdown our information technology systems. Information technology system disruptions, if not appropriately mitigated, could have a material adverse effect on our operations.

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

                During fiscal year 2019 the gold price reached a high of U$1,439 per ounce and a low of U$1,160. Our profitability may be negatively impacted by a decline in the gold price as we incur losses when revenue from gold sales drops below the cost of production for an extended period.

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

There is inherent uncertainty in Ore Reserve estimates.

                Our Ore Reserve figures described in this document are the best estimates of our current management as of the dates stated and are reported in accordance with the requirements of Industry Guide 7 of the SEC. These estimates may not reflect actual reserves or future production.

                Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our reserve estimates to decline. Moreover, if the rand price of gold declines, or stabilizes at a price that is lower than recent levels, or those assumed in our mining plans, or if our labor, water, steel, electricity and other production costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves, particularly those containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the ability to reclaim our Ore Reserves, at the required rate, such as an interruption or reduction in the supply of electricity or a shortage of water may have the effect that we are unable to achieve critical mass, which may render the recovery of Ore Reserve, or parts of the Ore Reserve no longer feasible, which could negatively affect production rate and costs and decrease our profitability during any given period. Estimates of reserves are based on drilling results and because unforeseen conditions may occur in these mine dumps that may not have been identified by the drilling results, the actual results may vary from the initial estimates. These factors have and could result in reductions in our Ore Reserve estimates and as a result, our production, which could in turn adversely impact the total value of our mining asset base and our business, operating results and financial condition.

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

•          unexpected decline of ore grade;

•          metallurgical conditions or lower than expected gold recovery;

•          failure of unproven or evolving technologies;

•          mechanical failure or breakdowns and ageing infrastructure;

•          energy and electrical power supply interruptions;

•          availability of water;

•          injuries to employees or fatalities resulting from falls from heights and accidents relating to mobile machinery or electrocution or other causes;

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

The occurrence of any of these hazards could delay production, increase production costs and may result in significant legal claims and adversely impact our business results of operations and financial condition.

Risks related to doing business in South Africa

                Political or economic instability in South Africa may reduce our production and profitability.

                We are incorporated in South Africa and all our operations are currently in South Africa. As a result, political and economic risks relating to South Africa could have a significant effect on our production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by most citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime. These problems may impede fixed inward investment into South Africa and increase emigration of skilled workers and as a result, we may have difficulties retaining qualified employees.

                Inflation can adversely affect us.

                The inflation rate in South Africa is relatively high compared to developed, industrialized countries. As of June 2019, the annual Consumer Price Inflation Index, or CPI, stood at 4.5% compared to 4.6% in June 2018 and 5.1% in June 2017. Annual CPI was 4.1%% as at September 30, 2019. Inflation in South Africa generally results in an increase in our operational costs in rand, unless such inflation is accompanied by a concurrent devaluation of the rand against the dollar or an increase in the dollar price of gold. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could reduce our profitability.

 The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect on the results of our operations and our financial condition.

We may be subject to claims relating to occupational health diseases and we are currently subject to a claim as described below.

In January 2013, DRDGOLD, East Rand Proprietary Mines Limited  (“DRDGOLD Respondents”) and 23 other mining companies (“Other Respondents”) (collectively referred to as "Respondents") were served with a court application issued in the High Court of South Africa for a class certification on behalf of former mineworkers and dependents of deceased mineworkers (“Applicants”). In the application the Applicants allege that the Respondents conducted underground mining operations in a negligent and complicit manner causing the former mineworkers to contract occupational lung diseases. [The Applicants have as yet not quantified the amounts which they are demanding from the Respondents in damages.

 On May 03, 2018, the Applicants and Anglo American South Africa Limited, AngloGold Ashanti Limited, Sibanye Gold Limited trading as Sibanye-Stillwater, Harmony Gold Mining Company Limited, African Rainbow Minerals Limited and certain of their affiliates (“Settling Companies”) settled the class certification application in which the Applicants in each sought to certify class actions against gold mining houses cited therein on behalf of mineworkers who had worked for any of the particular respondents and who suffer from any occupational lung disease, including silicosis or tuberculosis.

The DRDGOLD Respondents, comprising DRDGOLD Limited and East Rand Proprietary Mines Limited, are not a party to the settlement between the Applicants and Settling Companies.

In December 2018, the Applicants and Settling Companies approached the Gauteng Local Division of the High Court, Johannesburg on an ex parte basis to make the settlement agreement an order of court.

The application was heard on 29 May 2019 and on 26 July 2019, the Gauteng Local Division of the High Court, Johannesburg approved the settlement agreement.

The Settling Companies together with the Applicants have established a settlement trust (named the Tshiamiso Trust) to administer the benefits which have been estimated to be in the amount of R5 billion. There are ten classes of claimants who, once properly certified, will be eligible for a benefit.

The settlement agreement is not binding on the DRDGOLD Respondents. The dispute, insofar as the class certification application and appeal thereof is concerned, still stands and has not terminated in light of the settlement agreement.

An adverse judgment in the claim described above or any other claim could have an adverse impact on us.

                We have experienced an increase in organised crime activities which has started to target gold plants.

                Recently, a number of companies, including our Knights and Ergo plants, were subject to armed attacks targeting the gold in the plants or high-grade gold bearing material. These incidents were very well organised and in all the incidents the thieves were armed. In some of the incidents employees of companies were also held hostage until the targeted material was obtained. In the most recent incident a security officer was fatally injured.

                Any such incidents have and may still result in losses of gold or other damage which could impact our business, financial results or condition.

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

                Our mining operations are dependent on electrical power supplied by Eskom, South Africa’s state-owned utility company. As a result of insufficient generating capacity, owing to poor maintenance and lagging capital infrastructure investment, South Africa has faced significant disruptions in electricity supply in the past and Eskom has warned that the country could continue to face disruptions in electrical power supply in the foreseeable future. During the first half of fiscal 2019, approximately 49kg of gold production was lost due to power supply disruptions.

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

The group has installed auxiliary emergency power generation units at its Brakpan plant to prevent the tripping of thickeners and to drive certain key installations associated with the disposal of tailings. The option to purchase these auxiliary emergency power generation units has become exercisable but has not been exercised to date as management is evaluating alternatives to structure the use of these auxiliary emergency power generation units.

There is, however, no assurance that the measures will be sufficient to completely mitigate the risk of power stoppages.

                Electricity tariffs increased as follows: from April 1, 2017 an average tariff increase of 13.9% and from April 1, 2018 an average tariff increase of 9.4% and from April 1, 2019 an average tariff increase of 9.4%. The National Energy Regulator of South Africa approved an average increase of 8.1% average effective April 1, 2020 and an average increase of 5.2% effective April 1, 2021. These increases have had an adverse effect on our production costs and similar or higher future increases could have a material adverse effect on our operating results and financial condition.

Ergo is currently disputing the electricity tariff charged by Ekurhuleni Metropolitan Municipality (refer to Item 18. “Financial Statements - Note 26 – Contingent Assets and Liabilities”).

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

DRDGOLD invested R22 million in the construction of a filtration plant at the Rondebult Waste Water Works (operated by the East Rand Water Care Company) to treat sewage water to reduce the use of potable water. This water is used both to reclaim and carry production materials and also, ultimately, to irrigate rehabilitation vegetation at a significantly lower cost than that of potable water. The plant was commissioned in early fiscal year 2016 and has capacity to provide Ergo with 10 Mega Litres (“Ml”) a day from the Rondebult sewage treatment facility. However, due to the deterioration of the local government authorities’ infrastructure, the expected quantity of sewerage is not reaching the treatment facility and as a result Ergo is still not able to extract the full design capacity of 10 Ml of water a day. It is not certain if and when the flow of sewerage will reach expected levels.

DRDGOLD installed new gland service infrastructure at the Ergo plant during October 2016 to allow for the use of recycled process water for gland service requirements. This initiative has resulted in the reduction of approximately 70Ml a month in potable water use.

The Central Water Facility was commissioned at a cost of R29.5 million during the last quarter of Fiscal year 2017 to store and distribute water sourced from Rondebult waste water treatment works, treated Acid Mine Drainage (“AMD”) water from Trans-Caledon Tunnel Authority

(“TCTA”) and recycled water from our Brakpan/Withok Tailings Storage Facility. The Centrally Located Water Facility is a closed circuit and allows us to distribute water more efficiently throughout the operations.

As part of the Heads of agreement signed between EMO, Ergo, ERPM and TCTA in December 2012, Ergo secured the right to purchase up to 30Ml of partially treated AMD from TCTA at cost, in order to reduce Ergo’s reliance on potable water for mining and processing purposes. AMD water entered our system for the first time in fiscal year 2017.

These measures may not be sufficient to alleviate the water scarcity issues we face.

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

                The Broad Based Socio‑Economic Empowerment Charter for the South African Mining Industry (“Mining Charter”) (effective from 2014) established certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa. The goals set by the Mining Charter include that each mining company must achieve 15% ownership by historically disadvantaged South Africans, or HDSA, of its South African mining assets within five years and 26% ownership within ten years, in each case, from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at market value.

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

                A new Mining Charter has been implemented in September 2018 and supersedes all previous iterations thereof.  For detailed discussion, see Item 4B. Business Overview – Governmental regulations and their effect on our business –  The Broad Based Socio-Economic Empowerment Charter.

Government policies in South Africa may adversely impact our operations and profits related to financial provisioning for rehabilitation.

                An amendment to the MPRDA was first proposed in 2013. The amendment bill, if implemented, would have had a material adverse impact on the Group's estimated financial provisions for environmental remediation and management due to the proposed inclusion of historic and old mine dumps in the definition of “residue stockpiles” as well as the extension of the liability for rehabilitation beyond the issuance of a closure certificate and the requirement to maintain financial provision for closed sites within a period of 20 years after a site is closed. The MPRDA Amendment Bill was withdrawn in August 2018 by the Minister of Mineral Resources, citing, amongst other things, the adequacy of the current MPRDA to deal with all regulatory matter pertaining to the mining and petroleum industries.

                Revised Financial Provisioning Regulations (“FPR”) were published on November 20, 2015 under the National Environmental Management Act, 107 of 1998 (“NEMA”) and became effective from the date of publication thereof. Proposed amendments to the FPRs were published for public comment GNR 1228 GG 41236 of November 10, 2017 (“Draft Regulations”), which seek to address some challenges relating to the implementation thereof. Under these FRPs to be implemented by the DMR, existing environmental rehabilitation trust funds may only be used for post closure activities and may no longer be utilised for their intended purpose of concurrent and final rehabilitation and closure. Further amendments were made to the FPR on September 21, 2018, which extends the period of compliance with the FPR to February 19, 2020. This is likely to affect the amount of funds set aside for financial provision for rehabilitation of the mine. See discussion in 4.B. Business Overview – Governmental regulations and their effect on our business – Financial Provision for Rehabilitation.

The implementation of Carbon Tax effective from June 1, 2019 may have a direct or indirect material adverse effect on our business, operating results and financial condition.

                The Carbon Tax Act No 15 of 2019, or the CTA, came into effect from June 1, 2019. The CTA is based on the polluter-pays-principle and will be implemented across phases. The first phase will run from June 1, 2019 to December 31, 2022 and is applicable to scope 1 emitters. The second phase will be implemented from January 1, 2023 to December 31, 2030. During the first phase, tax-free emission allowances ranging from 60 per cent to 95 per cent are available to emitters in this first phase. This includes a basic tax-free allowance of 60 per cent for all activities, a 10 per cent process and fugitive emissions allowance, a maximum 10 per cent allowance for companies that use carbon offsets to reduce their tax liability, a performance allowance of up to 5 per cent for companies that reduce the emissions intensity of their activities, a 5 per cent carbon budget allowance for complying with the reporting requirements and a maximum 10 per cent allowance for trade exposed sectors. Regulations detailing the tax-free emission allowances during the first and second phases have not been published to date. The Carbon Tax will not have a direct impact on the price of electricity during the first phase. The Carbon Tax may have a direct or indirect material adverse effect on our business, operating results and financial condition. In addition, the potential increases in costs resulting from suppliers passing through their Carbon Tax exposure to the Company may have a direct or indirect material adverse effect on our business, operating results and financial condition.

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

                Labor costs are significant for Ergo, constituting 18% of Ergo’s production costs for fiscal year 2019 (2018: 19%). As of June 30, 2019, our Ergo operations provided full-time employment for 852 employees while our main service providers deployed an additional 1,362 employees to our operations, of whom approximately 92% are members of trade unions or employee associations.

                Labor costs are significant for FWGR, constituting 31% of FWGR’s production costs subsequent to the date of commercial production of April 1, 2019. As of June 30, 2019, our FWGR operations provided full-time employment for 152 employees while our main service providers deployed an additional 229 employees to our operations, of whom approximately 70% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We are also susceptible to strikes by workers from time to time, which result in disruptions to our mining operations.

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

                Labor unrest could affect production.

                During December 2018 to April 2019 there was strike action by staff at the Sibanye-Stillwater gold mines adjacent to FWGR. Such events at our operations or at our reclamation sites could have an adverse effect on our business, operating results and financial condition.

                We use a third party service provider for the management of our reclamation sites as well as on our Tailings Storage Facilities at

Brakpan/Withok TSF and Driefonteint 4 TSF. Any labor unrest or other significant issue at this third party service provider may impact the operation of this facility.

                Strike action and intimidation at mining operations adjacent to our FWGR mining operations could have an adverse effect on our business, operating results and financial condition.

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

                The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Anti-bribery law enforcement active with aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non- U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with the FCPA and other applicable anti-bribery laws. Our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we would investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits, reputational harm or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

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

On July 31, 2018, 265 million ordinary shares were issued to Sibanye-Stillwater as settlement of the purchase consideration for the acquisition of the WRTRP Assets. As part of this acquisition, Sibanye-Stillwater was granted an option to subscribe for further shares to achieve a 50.1% shareholding at a 10% discount to the prevailing market value for a period of 2 years from the effective date of the acquisition. As a result, Sibanye-Stillwater currently beneficially owns approximately 38.05% of our outstanding ordinary shares and voting power and this may increase to 50.1%. Sibanye-Stillwater therefore has the ability to control, or exert a significant influence over, our board of directors, and will continue to have significant influence over our affairs for the foreseeable future, including with respect to the election of directors, the consummation of significant corporate transactions, such as an amendment of our constitution, a  merger or other sale of our company or our assets, and all matters requiring shareholder approval. In certain circumstances, Sibanye-Stillwater’s interests as a principal shareholder may conflict with the interests of our other shareholders and Sibanye-Stillwater’s ability to exercise control, or exert significant influence, over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests. In addition, any sale or expectation of sale of some or all the shares held by Sibanye-Stillwater could have an adverse impact on our stock price.

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

                We are a public limited liability company, incorporated on February 16, 1895, as Durban Roodepoort Deep, Limited. On December 3, 2004, the company changed its name from Durban Roodepoort Deep Limited to DRDGOLD Limited. Our operations focus on South Africa's West Witwatersrand Basin, which has been a gold producing region for over 120 years.

                Our shares and/or related instruments trade on the JSE, and the New York Stock Exchange.

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

                Our operations primarily consist of Ergo and FWGR. Our Ergo operations include the historic Crown operations (which were restructured into Ergo during fiscal year 2012 and have substantially been rehabilitated as at the end of fiscal year 2018) and the East Rand Proprietary Mines Limited's (“ERPM”)  underground mining infrastructure which is currently under care and maintenance.

                On July 31, 2018, we acquired certain gold surface processing assets and tailing storage facilities that included Driefontein 3 and 5, Kloof 1, Venterspost North and South, Libanon, Driefontein 4, Driefontein 2 plant, Driefontein 3 plant, WRTRP pilot plant, and land required for the future development of a central processing plant, regional tailings storage facility and return water dam (together, the “WRTRP Assets”) associated with Sibanye-Stillwater’s WRTRP, to be known going forward as FWGR.  This acquisition represented a significant increase in our assets, which impacted our results in fiscal 2019 and will impact our results in future years.  In connection with the acquisition, we issued to Sibanye-Stillwater new shares equal to 38.05% of outstanding shares and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares within a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value. For more information regarding this acquisition please see our Form 6-K, dated November 22, 2017 "Proposed Transaction to acquire the WRTRP assets from Sibanye-Stillwater, waiver of mandatory offer and cautionary announcement", incorporated by reference herein and Item 10C. Material Contracts.

                For a detailed description of the assets acquired see Item 4D. Property, Plant and Equipment.

Ergo

                Ergo was formed in June 2007. Ergo is the surface tailings retreatment operation consisting of what was historically the Crown Gold Recoveries Proprietary Limited (“Crown”), ERPM Cason Dump operation and the ErgoGold business units which are now collectively referred to as Ergo. On July 1, 2012, Ergo acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface operations. Also as part of this restructuring, Ergo acquired DRDGOLD's 35% interest in ErgoGold.

                The flotation and fine-grind (“FFG”) project, commissioned during fiscal year 2014, is designed to improve extraction efficiencies which are derived from the separation of gold contained within the sulfides of the tailings material by subjecting the treated material to a flotation circuit, further regrinding and a leach circuit.  The operation of the FFG circuit was temporarily halted in the first quarter of fiscal 2020 to perform an evaluation and compare the additional revenues earned from extracting additional gold from the most recently integrated reclamation sites compared to the cost incurred to operate the FFG circuit. The evaluation also includes considering alternative configurations of the FFG circuit and alternative means of extracting gold using the FFG circuit. At the date of this report, the evaluation is ongoing.

                Capital expenditure for the Ergo projects is mainly financed through cash resources and operational cash flows while financing for significant growth projects may be obtained through specific financing arrangements if required.

Brakpan/Withok TSF expansion

In order to extend the life of our Ergo operation, it is necessary to increase residue tailings deposition capacity at our Brakpan/Withok TSF.

A legal review of the existing authorizations was undertaken for increasing the deposition capacity of the Brakpan/Withok TSF. The results indicated that most of the current authorizations are sufficient, however certain documentation would need to be amended. We expect this could increase the potential deposition capacity by approximately 800Mt, and thus, our life of mine from 11 years to more than 20 years. For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item 4D. Property, Plant and Equipment, and Item 5B. Liquidity and Capital Resources.

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

                In December 2018, ERPM concluded revised agreements to dispose certain of its underground assets to OroTree Limited (“Orotree”). The revised agreements consisted of a disposal of ERPM's underground mining and prospecting rights and an option agreement, at the sole discretion of Orotree, to purchase the underground mining infrastructure exercisable on or before 30 June 2019. The disposal of the underground mining and prospecting rights were concluded in the second half of the financial year ended 30 June 2019. Orotree’s option to purchase the underground mining infrastructure lapsed on June 30, 2019 when it did not exercise the option to such underground mining infrastructure.

Crown

                Crown was acquired on September 14, 1998. Due to the depletion of ore reserves in the western Witwatersrand, the Crown plant ceased operation in March 2017.

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

The success of DRDGOLD’s long-term goal to extract as much gold as possible and economically viable from its assets depends, to a large extent, on how effectively it continues to manage its capitals. DRDGOLD uses sustainable development to direct its strategic thinking. We seek sustainable benefits in respect to financial, manufactured, natural, social and human capitals, each of which is essential to our operations.

                We also aim to align and overlap the interests of each of these capitals in such a manner that an investment in any one translates into value-added increases in as many of the others as possible. We therefore seek to achieve an enduring and harmonious alignment between them, and we pursue these criteria in the feasibility analysis of each investment. The board intends to explore opportunities made possible by technology, which could entail further investment in research and development (“R&D”) to improve gold recoveries even further over the long term.

                On July 31, 2018, we acquired the gold assets associated with Sibanye-Stillwater’s WRTRP, to be known going forward as FWGR.  This acquisition represented a significant increase in our assets.

During the fiscal years presented in this Annual Report, all of our operations took place in one geographic region, namely South Africa.

Description of Our Mining Business

Surface tailings retreatment

                Surface tailings retreatment involves the extraction of gold from old mine dumps and slimes dams, comprising the waste material from earlier underground gold mining activities. This is done by reprocessing sand dumps and slimes dams. Sand dumps are the result of the less efficient stamp-milling process employed in earlier times. They consist of coarse-grained particles which generally contain higher quantities of gold. Sand dumps are reclaimed mechanically using front end loaders that load sand onto conveyor belts. The sand is fed onto a screen where water is added to wash the sand into a sump, from where it is pumped to the plant. Most sand dumps have already been retreated using more efficient milling methods. Lower grade slimes dams were the product of the “tube and ball mill” recovery process. This material has become economically more viable to process owing to improved treatment methods. The material from the slimes dams is broken down using monitor guns that spray jets of high pressure water at the target area. The resulting slurry is then pumped to a treatment plant for processing.

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

Gold Market

                The gold market is relatively liquid compared to other commodity markets, and the price of gold is quoted in dollars. Physical demand for gold is primarily for manufacturing purposes, and gold is traded on a world-wide basis. Refined gold has a variety of uses, including jewelry, electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

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

The average gold spot price decreased by 3% from $1,297 per ounce to $1,263 per ounce during fiscal year 2019 after having increased by 3% from $1,257 per ounce to $1,297  per ounce during the fiscal year 2018 and having increased by 8% from $1,167 per ounce to $1,257  per ounce during the fiscal year 2017. The average gold price received by us for fiscal year 2019 increased by 8% to R577,483 per kilogram compared to the previous year at R534,368 per kilogram.

Looking ahead we believe that the global economic environment, including escalating sovereign and personal levels of debt, economic volatility and the oversupply of foreign currency, will again make gold attractive to investors. The supply of gold has shrunk in recent years and is likely to shrink even more due to the significantly reduced capital expenditure and development occurring in the sector.  We believe that this, coupled with global economic uncertainty, is likely to provide support to the gold price in the long term.

All of our revenue is generated in South Africa. Our total revenue for fiscal year ended June 30, 2019 amounted to R2,762.1 million (2018: R2,490.4 million and 2017: R2,339.9 million).

                All gold we produce is sold on our behalf by Rand Refinery Proprietary Limited (Rand Refinery) in accordance with a refining agreement entered into in October 2001 and updated in July 2018. The gold bars which we produce consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to Rand Refinery for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. The Group recognizes revenue from the sale of gold at a point in time when Rand Refinery, acting as an agent for the sale of all gold produced by the Group, delivers the Gold to the buyer. The sales price is fixed at the London afternoon fixed dollar price on the day the Gold is delivered to the buyer. The dollar proceeds are remitted to us within two days. In exchange for this service we pay Rand Refinery a variable refining fee plus fixed marketing and administration fees. We own 11% (fiscal year 2018  and 2017: 11%) of Rand Refinery.

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

                Our Ore Reserves figures are estimates, which may not reflect actual ore reserves or future production. These figures are prepared in accordance with industry practice, converting mineral deposits to an Ore Reserve through the preparation of a mining plan. The Ore Reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on statistical inferences. Ore reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, ore reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations and actual gold recoveries may differ from those indicated in our Ore Reserves. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization.

                Our Ore Reserves are prepared using three year average rand gold prices. We prepare business plans using the forecast rand gold price at the time of the ore reserve determination.

Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.

	June, 30		June, 30		June, 30
	2019		2018		2017
	Three-year average	Prevailing gold price	Three-year average gold price	Prevailing gold price	Three-year average gold price	Prevailing gold price
Reserve gold price –$/oz	1,272	1,369	1,240	1,328	1,216	1,280
Reserve gold price –R/kg	552,585	629,404	543,327	550,411	514,785	565,000
Exchange rate –R/$	13.53	14.30	13.63	12.90	13.17	13.73

Our Ore Reserves (imperial) changed in the past three fiscal years as follows:

•         Our Ore Reserves (imperial) increased from 3.28 million ounces at June 30, 2018, to 5.77 million ounces at June 30, 2019, mainly because of the acquisition of the gold assets associated with the Sibanye-Stillwater WRTRP project, subsequently renamed FWGR, that added Ore Reserves of 2.72Moz. The increase was offset by depletion through ongoing mining activities.

•          Our Ore Reserves (imperial) increased from 2.99 million ounces at June 30, 2017, to 3.28 million ounces at June 30, 2018, representing a 9.7% increase. The increase was mainly because of a drilling program and PFS that commenced during September 2016 aimed at re-evaluating our surface gold tailings. The drilling program continued in fiscal year 2019. The increase was offset by depletion through ongoing mining activities and other survey adjustments.

•          Our Ore Reserves (imperial) increased from 1.8 million ounces at June 30, 2016, to 2.99 million ounces at June 30, 2017. The increase was mainly because of a drilling program and PFS that commenced during September 2016. The increase was offset by depletion through ongoing mining activities and other survey adjustments.

The life of mine for Ergo based on proven and probable ore reserves under Industry Guide 7 of the SEC as at June 30, 2019, was 11 years and the life of mine as at June 30, 2018, 12 years.

The life of mine for FWGR based on proven and probably ore reserves under Industry Guide 7 of the SEC as at June 30, 2019 was 20 years.

DRDGOLD's Ore Reserves as of June 30, 2019 and 2018 are set forth in the tables below.

Ore Reserves: Imperial
	At June 30, 2019						At June 30, 2018
	Proven Ore Reserves			Probable Ore Reserves			Proven Ore Reserves			Probable Ore Reserves
	Tons	Grade	Gold Content	Tons	Grade	Gold Content	Tons	Grade	Gold Content	Tons	Grade	Gold Content
	(mill)	(oz/ton)	('000 ozs)	(mill)	(oz/ton)	('000 ozs)	(mill)	(oz/ton)	('000 ozs)	(mill)	(oz/ton)	('000 ozs)

Surface
Ergo [1]	61,672	0.01	540	283,675	0.01	2,540	74.988	0.01	663	291,198	0.01	2,617
FWGR [1]	194,883	0.01	2,070	74,106	0.01	620	-	-	-	-	-	-
Total[1]	256,555	0.01	2,610	357,781	0.01	3,160	74.988	0.01	663	291,198	0.01	2,617

Ore reserves: Metric
	At June 30, 2019						At June 30, 2018
	Proven Ore Reserves			Probable Ore Reserves			Proven Ore Reserves			Probable Ore Reserves
	Tonnes	Grade	Gold Content	Tonnes	Grade	Gold Content	Tonnes	Grade	Gold Content	Tonnes	Grade	Gold Content
	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)

Surface
Ergo [1]	55.95	0.310	17.360	257.35	0.317	81.660	68.03	0.303	20.590	264.17	0.308	81.300
FWGR [1]	176.80	0.365	64.580	67.23	0.285	19.130	-	-	-	-	-	-
Total[1]	232.75	0.352	81.940	324.58	0.311	100.790	68.03	0.303	20.590	264.17	0.308	81.300

[1] The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of tons delivered to the plant.

            The measurement and classification of our Proven and Probable Ore Reserves are sensitive to an extent to the fluctuation of the rand gold price. If we had used different rand gold prices than the three-year average prices at the time of ore reserve determination, as of June 30, 2019 and 2018 respectively, we would not have had significantly different ore reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different rand gold prices as detailed below, our Ore Reserves as of June 30, 2019 and 2018 would be as follows:

Year ended June 30, 2019	Three-year average gold price	Prevailing price	10% Below prevailing price	10% Above prevailing price
Rand gold price per kilogram	552,585	629,404	566,464	692,344
Dollar gold price per ounce	1,272	1,369	1,232	1,506
Ore Reserves (million ounces)	5.77	5.77	5.77	5.77

Year ended June 30, 2018	Three-year average gold price	Prevailing price	10% Below prevailing price	10% Above prevailing price
Rand gold price per kilogram	543,527	550,411	495,370	605,452
Dollar gold price per ounce	1,240	1,328	1,195	1,461
Ore Reserves (million ounces)	3.28	3.28	3.28	3.28
	The approximate mining recovery factors for the 2019 ore reserves shown in the above table are as follows:

		Metallurgical
	Mine Call Factor	recovery factory
	(%)	(%)
Ergo	100	47
FWGR	100	52

	The approximate mining recovery factors for the 2018 ore reserves shown in the above table are as follows:

		Metallurgical
	Mine Call Factor	recovery factory
	(%)	(%)
Ergo	100	48
The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2019 and 2018, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.
	Proven	Probable
	Reserves	Reserves
Ergo and FWGR	328 ft. by 328 ft.	328 ft. by 328 ft.

	The pay-limit grades based on the three year average dollar price for gold amounting to R552585 /kg and costs used to determine reserves as of June 30, 2019, are as follows:
		Costs used to determine pay-
	Pay-limit grade (g/t)	limit grade (R/t)
Ergo	0.200	60.22
FWGR	0.220	61.12

	The pay-limit grades based on the three year average dollar price for gold amounting to R543,527 and costs used to determine reserves as of June 30, 2018, are as follows:
		Costs used to determine pay-
Ergo	Pay-limit grade (g/t)	limit grade (R/t)
	0.224	58.41

	We apply the pay-limit approach to the mineralized material database of our business in order to determine the tonnage and grade available for mining.

Governmental regulations and their effects on our business

Common Law Mineral Rights and Statutory Mining Rights

                Prior to the introduction of the Minerals and Petroleum Resources Development Act, or MPRDA in 2002, ownership in mineral rights in South Africa could be acquired through the common law or by statute. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South African government under the provisions of the MPRDA and old order proprietary rights were required to be converted to new order rights of use within certain prescribed periods, as dealt with in more detail below. Mine dumps create before the MPRDA became law fall outside the MPRDA and do not require a mining license to be processed nor does it require the extensive rehabilitation and closure guarantees that are a feature of the MPRDA. Many of the activities to re-process a mine dump do fall under the provisions of the National Environmental Management Act though, which requires at it most basic the compilation and submission of an Environmental Impact Assessment.

Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002

                Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRDA. In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and a social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRDA on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRDA mining rights are not perpetual, but endure for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to five years, with one further period of renewal of three years. Applications for conversion of our old order rights were submitted to the DMR within the requisite time periods. As at June 30, 2019 and September 30, 2019 respectively, all of our Ergo operation’s old order mining rights have been converted into new order rights under the terms of the MPRDA.

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

                DRDGOLD is a member for the Minerals Council. DRDGOLD has noted a material improvement on Mining Charter 2018, but still expresses concern on its ability to promote growth and attract investment.

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

Mine Health and Safety Regulation

                The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and, to this end, imposes various duties on us at our mines and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. The Act was amended in 2009 and the amendments to the Act dealt with inter alia the stoppage of production and increase punitive measures including increased financial fines and legal liability of mine management. Some of the more important new provisions in the 2009 amendment bill are the insertion of section 50(7A) that obliges an inspector to impose a prohibition on the further functioning of a site where a person’s death, serious injury or illness to a person or a health threatening occurrence has occurred; a new section 86A(1) creating a new offence for any person who contravenes or fails to comply with the provisions of the Mine Health and Safety Act thereby causing a person’s death or serious injury or illness to a person. Subsection (3) further provides that (a) the “fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission”; and that (b) “the defense of ignorance or mistake by any person accused cannot be permitted”; or that (c) “the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted”; section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines were also increased. Any owner convicted in terms of section 86 or 86A may be sentenced to “withdrawal or suspension of the permit” or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fine for other offences and for administrative fines have all been increased, with the highest being R1 million.

                Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependents for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers of the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal year 2019, we contributed approximately R4.3 million under the COID Act (2018: R3.7 million and 2017: R3.6 million) to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

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

Environmental Regulation

Managing the impact of mining on the environment is extensively regulated by statute in South Africa. Recent statutory enactments set compliance standards both generally, in the case of the National Environmental Management Act, and in respect of specific areas of environment impact, as in the case of the Air Quality Act 2004, the National Water Act (managing effluent), and the Nuclear Regulator Act 1999. Liability for environmental damage is also extended to impose personal liability on managers and directors of mining corporations that are found to have violated applicable laws.

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

                Financial Provision for Rehabilitation

                We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We fund these environmental rehabilitation costs by irrevocable contributions to environmental trust funds that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2019, we held a total of R508.9 million (2018: R118.0 million) in trust, the balance held in each fund being R114.8 million (2018: R107.5 million) for Ergo, R382.9 million (2018: Rnil million) for FWGR and R11.3 million (2018:R10.5 million) for ERPM. Trustee meetings are held as required and quarterly reports on the financial status of the funds, are submitted to our board of directors. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

                Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the operational life of mine, the MPRDA assumes a fully compliant fund at any given time. Insurance instruments may also be utilized to make up the shortfall in available cash funds subject to the DMR’s consent. The Company has subsequently made use of approved insurance products for a portion of its rehabilitation liabilities. As of June 30, 2019, we held a total of R78.6 million (2018: R126.0 million) in funds held in insurance instruments. As at June 30, 2019 guarantees amounting to R427.3 million (2018: R427.3 million) were issued to the DMR.

                The provision for environmental rehabilitation for the group was R682.6 million at June 30, 2019, compared to R553.4 million at June 30, 2018 and R531.7 million at 2017.

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

                Under the FRPs to be implemented by the DMR, existing environmental rehabilitation trust funds, of which DRDGOLD has R508.9 million, may be used only for post closure activities and may no longer be utilized for their intended purpose of concurrent and final rehabilitation on closure. As a result, new provisions will have to be made for these activities.

                Further amendments to the FPR, (“Proposed Amendments”) were published in September 2018, which extends the compliance therewith to 19 February 2020.

                The Proposed Amendments, in their current form and which are still subject to the approval of the DMR and Treasury, allow under certain circumstances for the withdrawal against financial provision (which is currently not contemplated in the FPR). It is therefore uncertain whether these provisions relating to withdrawal will remain in their current form, or at all, in the draft which the DEA is aiming to publish for comment in November 2018.

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

4C. ORGANIZATIONAL STRUCTURE

                The following chart shows our principal subsidiaries as of June 30, 2019 and as of September 30, 2019 respectively. All of our subsidiaries are incorporated in South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries.

4D. PROPERTY, PLANT AND EQUIPMENT

Description of Significant Subsidiaries' Properties and Mining Operations, June 30, 2019 and September 30, 2019

Ergo

Overview

                We own 100% of Ergo. Ergo is a surface tailings retreatment operation operating across central and east Johannesburg. In order to improve synergies, effect cost savings and establish a simpler group structure, DRDGOLD restructured the Group’s surface operations (Crown, ERPM’s Cason Dump surface operation and ErgoGold) into Ergo with effect from July 1, 2012. ERPM’s Cason Dump surface tailings retreatment operation was depleted in the first half of fiscal year 2015. At June 30, 2019, Ergo employed 852 full-time employees. In addition, specialist service providers deployed a further 1,362 employees to our operations bringing the total number of in-house and outsourced employees to 2,214 at June 30, 2019 (at June 30, 2018: 2,288; at June 30, 2017: 2,215).

Properties

                The Ergo plant is located approximately 43 miles (70 kilometers) east of the Johannesburg’s central business district in the province of Gauteng on land owned by Ergo. Access to the Ergo plant is via the Ergo Road on the N17 Johannesburg-Springs motorway. As of June 30, 2019 and September 2019, no encumbrances exist on Ergo's property.

                Following the restructuring of the Crown operations, which consisted of three separate locations, City Deep, Crown Mines and Knights, into a single surface retreatment operation in Ergo, these mining rights were transferred to Ergo in March 2014.

                Our ore reserves in the western Witwatersrand had become depleted. We therefore took a decision to close the Crown Mines plant which operated as a pump/milling station feeding the metallurgical plants until March 2017. By the end of fiscal year 2018, the Crown sites had been cleared and the rehabilitation of the Crown plant site was substantially completed.

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

                Set forth below is a description of each of our plants in operation:

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

                As of June 30, 2019, the net book value of Ergo’s mining assets was R1,300.4 million (2018: R 1,410.7 million).

Capital Expenditure

                For a discussion of capital expenditures in fiscal years 2017, 2018 and 2019, see "Item 5.A. Operating and Financial Review and Prospects—Capital expenditure".

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

While the ultimate amount of rehabilitation costs to be incurred is uncertain, we have estimated that the total cost for Ergo, in current monetary terms as at June 30, 2019 is approximately R485.3 million. As at June 30, 2019, a total of R114.8 million (2018: R107.5 million) is held in the Ergo Rehabilitation Trust Fund, previously called the Crown Rehabilitation Trust Fund, which is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa. In addition, a total of R56.2 million (2018: R52.2 million) is held in insurance instruments.

Ore Reserves

                As at June 30, 2019, our Proven and Probable Ore Reserves of Ergo was 3.08 million ounces, down from 3.28 million ounces at June 30, 2018 due to depletion. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Mr. Gary Viljoen is the designated competent person in terms of the SAMREC Code responsible for the compilation and reporting of ore reserves. Ore reserves were independently reviewed by Red Bush Geoservices Proprietary Limited (Red Bush) for compliance with the SAMREC Code, the National Instrument 43-101 and the United States Securities and Exchange Commission (SEC) Industry Guide 7.

Production

                For fiscal year 2019, production decreased to 144,453 ounces from 150,433 ounces in fiscal year 2019 mainly due the volume throughput that decreased from 24,281Mt to to 23,162Mt. The impact of this decrease was mitigated by the increase in the average yield from 0.193g/t to 0.194g/t.

                Cash operating costs in fiscal year 2019 increased $6.0 per ounce from $1,118 in fiscal year 2018 to $1,124 per ounce mainly due to the decrease in production.

The following table details certain production and financial results of Ergo for the past three fiscal years.
	2019	2018	2017
Production (imperial)
Ore milled ('000 tons)	23,162	24,281	24,958
Recovered grade (oz/ton)	0.006	0.006	0.005
Gold produced (ounces)	144,453	150,433	137,114
Results of Operations
Revenue (R million)	2,577.5	2,490.4	2,339.9
Cost of sales (R million)	2,414.7	2,339.2	2,307.0
Cash operating cost (R million)	2,311.1	2,159.7	2,087.9
Cash operating costs (R/kilogram)[1]	512,439	458,866	489,549
All-in sustaining costs (R/kilogram) [1]	521,907	505,622	530,930
All-in cost (R/kilogram) [1]	527,624	524,651	552,243

1 Cash operating cost, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. These are all non-IFRS measures. For a reconciliation of these measure see Item 5A.: “Operating Results - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”

FWGR

Overview

                On July 31, 2018, we acquired surface gold processing assets and tailing storage facilities in Carletonville in the West Rand Goldfield of Gauteng, 30km from Johannesburg, that include Driefontein 3 and 5, Kloof 1, Venterspost North and South, Libanon, Driefontein 4, Driefontein 2 plant, Driefontein 3 plant, WRTRP pilot plant, and land for the development of a central processing plant, regional tailings storage facility and return water dam (together, the “WRTRP Assets”) associated with Sibanye-Stillwater’s WRTRP, subsequently renamed as FWGR.  This acquisition represents a significant increase in our assets, which will impact our results in future years.  In connection with the acquisition, we issued to Sibanye-Stillwater new shares equal to 38.05% of outstanding shares and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares within a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value. We acquired the following assets as a result of the acquisition:

Asset (incl properties)	Description
Additional tailings dams	Movable surface tailings dams which form part of the gold assets of the WRTRP Assets and which include Driefontein Dumps 3 and 5, Kloof 1, Venterspost North and South and Libanon Dump.
DP2 Plant

The Driefontein 2 Plant which is located on Portion 6 of Farm Blyvooruitzicht No 116 Registration Division I.Q. and Remainder of Portion 1 of the Farm Driefontein No 113, Registration Division I.Q., Gauteng Province.

The DP2 Plant processed surface rock dumps (“SRD”) material, which was delivered by rail and truck. Throughput is achieved through two Semi-Autogenous Grinding (“SAG”) mills and a ball milling circuit, cyanide leaching and a Carbon-in-Pulp (“CIP”) plant. A Carbon-in-leach circuit was commissioned in 2014 at DP2 Plant to improve recoveries by replacing the aging CIP circuit.

DP3 Plant

The Driefontein 3 Plant which is located on Portion 6 of Farm Blyvooruitzicht No 116, Registration Division I.Q., Gauteng Province.  The DP3 Plant was originally designed as a uranium plant, but was converted to process low-grade surface rock in 1998. Similar to DP2 Plant, SRD ore was delivered by rail and truck. This plant has four SAG mills followed by cyanide leaching and a CIP circuit.

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

Transferring Land

The land upon which:

·  the proposed Central Processing Plant (“CPP”) will be located after the subdivision of the Farm Rietfontein No 347  Registration Division I.Q. Portion 35 and 73, Gauteng  Province;  and

·  the Regional Tailing Storage Facility and Return Water Dam will be located.

Active Tailings Dams

The Driefontein 1 and 2, Kloof 2 and Leeudoorn currently active tailings dams are also required to be transferred under the acquisition agreement,  for no additional consideration, once they have been decommissioned by Sibanye-Stillwater.

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

As of June 30, 2019 and September 30, 2019, no encumbrances exist on FWGR's property.

                At June 30, 2019, the net book value of FWGR’s mining assets was R1,443.6 million.

                At June 30, 2019, FWGR employed 152 full-time employees. In addition, specialist service providers deployed a further 229 employees to our operations bringing the total number of in-house and outsourced employees to 381.

Mining and Processing

FWGR undertakes the retreatment of surface tailings.

Material processed by FWGR is sourced from Driefontein Dump 5. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period the material was deposited.

                The DP2 gold producing metallurgical plant was reconfigured to have an installed capacity to treat approximately 6 million tons of material per year based on 92% availability and are fully operational. The plant has undergone reconfiguration resulting in significant changes to the processing circuits.

                 Slime is reclaimed using high pressure water monitoring guns also known as hydraulic reclamation. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and Carbon-in-Leach, or CIL, technology to extract the gold.

                FWGR entered into a smelting agreement with Sibanye-Stillwater to smelt and recover gold from gold loaded carbon produced at the DP2 plant, and deliver the gold to Rand Refinery. In exchange for this service, Sibanye-Stillwater receives a fee based on the smelting costs plus 10% of the smelting costs. Rand Refinery performs the final refinement of all gold produced. FWGR also engaged its fellow subsidiary, Ergo Mining Proprietary Limited, to act as its agent and representative and to enter into a refining services arrangement with Rand Refinery for the sale, marketing and export of the refined gold of the Company. This agreement is expected to be in place until the Company obtains its own refining license.

FWGR is currently operating under the Sibanye-Stillwater Kloof mining right – new order mining right GP30/5/1/2/2/66MR issued in 2007 and valid until 2027. FWGR is also operating under the Driefontein mining right – new order mining right GP30/5/1/2/2/51MR issued in 2007 and valid until 2037. Sibanye is entitled to mine all declared material falling within this mining right and has all necessary statutory requirements in place. A section 102 amendment to these mining rights in terms of the MPRDA Amendment Act of 2014, has been submitted by Sibanye-Stillwater to permit the reclamation activities of FWGR. We believe that the surface rights agreements over both the Driefontein and Kloof rights for the TSFs and processing plant sites are adequate for the Sibanye-Stillwater operations and would therefore be applicable to FWGR.

Capital Expenditure

                For a discussion of capital expenditures in fiscal year 2019, see "Item 5.A. Operating and Financial Review and Prospects—Capital expenditure".

                Financing for significant growth projects may be obtained through specific financing arrangements if required. Capital expenditure incurred on the development of Phase 1 of FWGR, of approximately R324.4 were financed through a combination of borrowings (refer to the Revolving Credit Facility described in Item 10C. Material Contracts) and cash resources and operational cash flows of the Group. For a summary of capital expenditure, see Item 5A. Operating Results.

Exploration and Development

                Exploration and development activity at FWGR involves the drilling of surface dumps and evaluating the potential gold bearing surface material, as well as exploratory and development activities around Phase 2 of the project.

Environmental and Closure Aspects

                The major environmental risks are associated with dust from various reclamation sites, and effective management of relocated process material on certain tailings dams. The impact of nuisance dust fallout on the surrounding environment and community is addressed through a comprehensive monitoring network, with active input from Professor H. Annagran from the Cape Peninsula University of Technology and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by independent specialist environmental consultants, which are audited annually. Water pollution where appropriate is controlled by means of a comprehensive system of return water dams which allow for used process water to be returned for use in FWGR’s metallurgical plant and hydraulic reclamation. FWGR has an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to the capacity of return water dams.

                Nuisance dust fallout is controlled through active mitigation measures described in the environmental management program for the management of our activities. These mitigation measures include environmentally friendly dust suppressants applied to high impact areas, active wetting of access roads by water bowsers, a network of high velocity sprayers on our active TSF. Dust fall-out is monitored through an extensive dust monitoring network monthly and is utilized as a management measure to ensure the effectiveness of mitigation measures employed. In the long-term, dust suppression and water pollution will be managed through concurrent rehabilitation of the tailings dam, thus reducing water ingress and dust from exposed areas.

                FWGR will undertake concurrent rehabilitation of areas affected by mining operations during the life of the mine. The surface reclamation process at FWGR has several environmental merits as it removes pollution sources and opens up land for development.

                Environmental management and compliance is further assisted by the in–house developed electronic monitoring system (Compliance Management Tool) that details the commitments made within the EMPs and Water Use Licenses to aid in keeping the operation compliant to its statutory obligations. The existing and most recent specialist studies are used to supplement the management components with regards to the compliance parameters. The individual management items are integrated to provide a holistic overview of the state of the operation. Spatial data pertaining to the operation is stored on a Geographical Information System (GIS) which provides a spatial overview of the operation which includes environmental monitoring systems, rightboundaries, roads, rails, mine dumps, plants, rivers, wetlands, pipeline routes, servitudes, way leaves, municipal services and other spatial data relevant to our mining operations.

While the ultimate amount of rehabilitation costs to be incurred is uncertain, we have estimated that the total cost for FWGR, in current monetary terms as at June 30, 2019 is approximately R179.8 million. As at June 30, 2019, a total of R382.9 million is held in the Ergo Rehabilitation Trust Fund for the benefit of FWGR’s rehabilitation. The Ergo Rehabilitation Trust Fund is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves

                As at June 30, 2019, our Proven and Probable Ore Reserves of FWGR was 2.69 million ounces. A Mineral Resource competent person is appointed to review our Ore Reserve calculations for accuracy. For FWGR, Mr. Vaughn Duke is the designated competent person in terms of the SAMREC Code responsible for the compilation and reporting of ore reserves.

Production

                Construction of Phase 1 commenced during August 2018 with R330.7 million spent on, inter alia, the reconfiguration of the DP2 plant and relevant infrastructure to process tailings from the Driefontein 5 slimes dam and deposit residues on the Driefontein 4 Tailings Storage Facility. During this construction phase, some gold was produced at the adjacent Driefontein 3 plant (“DP3”). Early-stage commissioning of the DP2 plant commenced on December 6, 2018 with the pumping of reclaimed tailings into the carbon in leach (“CIL”) circuit. Testing of the reconfigured plant and ramp-up of production continued during the third quarter of the fiscal year ended 30 June 2019. Management considered, inter alia, the design capacity of the plant, recoveries and the ability to sustain production in determining the date of commercial production. The date of commercial production for Phase 1 (excluding the milling section) was determined to be April 1, 2019.

                FWGR’s DP2 plant achieved gold production of 4,855oz before the date of commercial production of Phase 1 (excluding the milling section). R93.7 million working costs and R88.9 million proceeds from the sale of gold produced were capitalized to additions to property, plant and equipment as pre-production costs.

                FWGR achieved gold production from its DP2 plant subsequent to April 1, 2019 as well as its DP3 plant of 10,706 ounces at an average yield of 0.261g/t. Volume throughput during fiscal year 2019 was 1,277Mt.

                Cash operating costs in fiscal year 2019 were $688 per ounce.

The following table details certain production and financial results of FWGR since July 31, 2018, the date we commenced operations at FWGR.
2019
Production (imperial)
Ore milled ('000 tons)	1,277
Recovered grade (oz/ton)	0.008
Gold produced (ounces)	10,706
Results of Operations
Revenue (R million)	184.6
Cost of sales (R million)	131.3
Cash operating cost (R million)	111.8
Cash operating costs (R/kilogram)[1]	313,443
All-in sustaining costs (R/kilogram) [1]	450,820
All-in cost (R/kilogram) [1]	1,533,443

1 Cash operating cost, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. These are all non IFRS measures. For a reconciliation of these measure see Item 5A.: “Operating Results - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”

                See Item 5A. Operating Results – Capital expenditure for a discussion on capital expenditure.

ERPM

Overview

                In December 2018, ERPM concluded revised agreements to dispose certain of its underground assets to OroTree Limited (“OroTree”). The revised agreements consisted of a disposal of ERPM's underground mining and prospecting rights and an option agreement, at the sole discretion of OroTree, to purchase the underground mining infrastructure exercisable on or before June 30, 2019. The disposal of the underground mining and prospecting rights were concluded in the second half of the financial year ended June 30, 2019. OroTree’s option to purchase the underground mining infrastructure lapsed on June 30, 2019 when it did not exercise said option. The underground mining infrastructure remains under care and maintenance until final rehabilitation is completed.

                At June 30, 2019, ERPM had no employees. The financial results and remaining assets and liabilities of these halted underground operations are included in ‘Corporate office and other reconciling items’ in the financial statements for segmental reporting purposes for all three years presented.

Property

ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg on land owned by ERPM. Access is via Jet Park Road on the N12 Boksburg-Benoni highway. Historically underground mining and recovery operations comprised relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Until underground mining was halted in October 2008, the mine exploited the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area. ERPM concluded the disposed its underground mining and prospecting rights in the second half of the financial year ended June 30, 2019.

Surface reclamation operations including the treatment of sand from ERPM’s Cason Dump, was conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities until ERPM’s surface mining assets were transferred to Ergo as part of the restructuring which took place on July 1, 2012.

As of June 30, 2019, and September 30, 2019, no encumbrances exist on ERPM's property.

                At June 30, 2019, the net book value of ERPM’s mining assets was zero.

Mining and Processing

                ERPM’s underground gold mining infrastructure is under care and maintenance. Surface reclamation operations and surface mining assets were transferred to Ergo as part of the restructuring which took place on July 1, 2012.

Exploration and Development

                ERPM disposed prospecting right ERPM Extension 1 covering an area of 1,252ha (3,094 acres) of the adjacent Sallies mine and ERPM Extension 2, for an additional area of 5,500ha (13,590 acres) to OroTree Limited during the second half of the fiscal year ended June 30, 2019.

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

                While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that as at June 30, 2019 the present discounted value of the total cost of rehabilitation for ERPM is approximately R17.4 million (2018: R15.8 million). A total of R11.3 million (2018: R10.5 million) is held in the Ergo Rehabilitation Trust Fund (previously called the Crown Rehabilitation Trust Fund) for the benefit of ERPM and R22.4 million (2018: R73.7 million) is held in insurance instruments and is available for the settlement of these rehabilitation costs. The Ergo Rehabilitation Trust Fund is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ongoing Legal Proceedings

Ekurhuleni Metropolitan Municipality (“Municipality”) Electricity Tariff Dispute

Refer to Item 18. ‘‘Financial Statements - Note 26 –  Contingent Assets and Liabilities”.

Silicosis Litigation

Refer to Item 18. ‘‘Financial Statements - Note 26 –  Contingent Assets and Liabilities”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our discussion contains forward looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.

Comparison of financial performance for the fiscal year ended June 30, 2018 with fiscal year ended June 30, 2017

This comparison analysis can be found in Item 5A of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2018.

5A. OPERATING RESULTS

Business overview

We are a South African gold mining company engaged in surface gold tailings retreatment, including exploration, extraction, processing and smelting. All our surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, are located in South Africa.

The success of DRDGOLD’s long-term goal to extract as much gold as possible and economically viable from its assets depends, to a large extent, on how effectively it continues to manage its resources.

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

                Our profit for fiscal 2019 increased compared to fiscal 2018, mainly due to, inter alia, the following:

•          gold production increased by 3% mainly due to the maiden contribution made by FWGR of 333kg, mitigating the impact of Ergo’s gold production that decreased by 4%;

•          the average rand gold price received increased by 8%;

•          profit for fiscal year 2018 included non-recurring transactions costs on the acquisition of the WRTRP assets from Sibanye-Stillwater of R9.0 million incurred in fiscal 2018;

•          profit for fiscal year 2019 included profit on disposal of property, plant and equipment amounting to R5.8 million; and

•          a non-recurring credit of R60.0 relating primarily to a change in estimate of Ergo’s provision for environmental rehabilitation.

                On July 31, 2018, we completed the acquisition of the gold assets associated with Sibanye-Stillwater’s WRTRP, to be known going forward as FWGR.  This acquisition represented a significant increase in our assets, which impacted our results in fiscal year 2019 and will impact our results in future years.  In connection with the acquisition, we issued to Sibanye-Stillwater new shares equal to 38.05% of outstanding shares, and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares within a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value.

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

The following table indicates data relating to the dollar gold spot prices for the 2019 and 2018 fiscal years:

	2019 fiscal year	2018 fiscal year	Change
	$ per ounce	$ per ounce	%
Closing gold spot price on June 30,	1,409	1,252	13
Lowest gold spot price during the fiscal year	1,160	1,204	(4)
Highest gold spot price during the fiscal year	1,439	1,366	5
Average gold spot price for the fiscal year	1,263	1,297	(3)

All our operations and gold production is based in South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in rand (based on average spot prices for the year) decreased by 3% from R17,094 per ounce in 2017 to R16,662 per ounce in 2018, and increased by 8% to R17,914 per ounce in 2019.

An increase/(decrease) of 10% in the rand gold price throughout fiscal year 2019 would have increased/(decreased) revenue by approximately R276.2 million (2018: R249.0 million).

Gold production

                In fiscal year 2019, gold production increased to 155,159 ounces (produced from 24.4 million tonnes milled at an average yield of 0.197g/t) from 150,433 ounces in fiscal year 2018 (produced from 24.3 million tonnes milled at an average yield of 0.193g/t). This was mainly due to the maiden gold production of FWGR of 10,706 ounces, mitigating the impact of Ergo’s gold production which decreased to 144,453 ounces in fiscal year 2019 (produced from 23.2 million tonnes milled at an average yield of 0.194g/t) from 150,433 ounces in fiscal year 2018 (produced from 24.3 million tonnes milled at an average yield of 0.193g/t).

In fiscal year 2018, gold produced increased to 150,433 ounces (produced from 24.3 million tonnes milled at an average yield of 0.193g/t) from 137,114 ounces in fiscal year 2017 (produced from 25.0 million tonnes milled at an average yield of 0.171g/t). This was mainly due to (i) not treating material from the Crown sites that were closed during fiscal year 2017 at a higher cost as well as (ii) treating higher grade material reclaimed from the 5A9 and 4L30 dumps through the Knights Plant during fiscal year 2018.

Cash operating costs

                Cash operating costs is a non-IFRS financial measure of performance that is reported to the group’s chief operating decision maker (CODM) and is used to monitor performance – refer to Item 18. ‘‘Financial Statements - Note 23 – Operating Segments”. For a reconciliation of this measure see Item 5A.: “Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram”.

                Cash operating costs include consumables, labor, specialized service providers, electricity and other related costs incurred in the production of gold. Consumables, water and electricity, labor, specialized service providers and other costs are the largest components of cash operating costs. A breakdown of cash operating costs into these costs is described in Item 5A.: “Comparison of financial performance for the fiscal year ended June 30, 2019 with fiscal year ended June 30, 2018”

General economic factors

We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we are subject to the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations

For the fiscal years 2019, 2018 and 2017, all of our revenues were generated from South African operations, all of our operating costs were denominated in rand and we derived all of our revenues in dollars before being translated to rands. As the price of gold is denominated in dollars which is then translated into rands, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability.

In fiscal year 2019 the Rand gold price received increased by 8% compared to fiscal year 2018 due to the combined impact of the average Dollar gold price which decreased by 2%  and the average exchange rate of the rand against the dollar that weakened by 10%.

In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our plants or to continue the development of some or all of our projects. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into facilities to achieve price protection (refer Item 11. Quantitative and Qualitative Disclosures About Market Risk – General). For example in fiscal 2019 we entered into a hedging instrument in the form of a collar in respect of 50,000 ounces of gold that expired at the end of May 2019.

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

The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the table below:

	Fiscal year ended
Year ended June 30,	2019	2018	2017
	(%)	(%)	(%)
The average rand/dollar exchange rate (strengthened)/weakened by	10	(5)	(6)
CPI (inflation rate)	4.5	4.6	5.1

Recent developments

Evaluation of FFG circuit

                The operation of the FFG circuit was temporarily halted in the first quarter of fiscal 2020 to perform an evaluation and compare the additional revenues earned from extracting additional gold from the most recently integrated reclamation sites compared to the cost incurred to operate the FFG circuit. The evaluation also includes considering alternative configurations of the FFG circuit and alternative means of extracting gold using the FFG circuit. At the date of this report, the evaluation is ongoing.

Commissioning of Mills at FWGR Phase 1

                FWGR achieved the 500 000tpm planned throughput from Phase 1 for the quarter ended September 30, 2019 and successfully started operating their mills at the beginning of September 2019.

Key financial and operating indicators

The table below presents the key performance measurement data for the past three fiscal years: The financial results for the fiscal years below are stated in accordance with IFRS as issued by the IASB. The table also includes the key performance measures for our business and its profitability, which are revenue, gold production, gold prices, operating costs, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram, capital expenditure (additions to property, plant and equipment) and Ore Reserves.

Operating data
	Year ended June 30,
	2019	2018
Revenue (R'm)	2,762.1	2,490.4
Gold production (ounces)	155,159	150,433
Gold production (kilograms)	4,826	4,679
Gold sold (ounces)	153,777	149,597
Gold sold (kilograms)	4,783	4,653
Average spot gold price (R/kilogram)	575,954	535,696
Average gold price received (R/kilogram)	577,483	534,368
Cost of sales (R'm)	2,553.9	2,347.7
Operating costs (R'm)	2,471.1	2,207.1
Cash operating costs (R'm) (1)	2,422.9	2,159.7
Cash operating costs (R/kilogram) (1)	499,749	458,866
All-in sustaining costs (R/kilogram) (1)	524,713	505,622
All-in costs (R/kilogram) (1)	600,941	524,651
Additions to property, plant and equipment (R'm)	353.8	126.1
Ore Reserves (ounces)	5,770,000	3,280,000

(1) Cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram and all-in costs and all-in costs per kilogram are non-IFRS financial measures of performance that we use to monitor performance. A reconciliation of these measures to the nearest IFRS measure is included in Item 5A.: “Operating Results - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”

Revenue

Revenue increased by 11% to R2,762.1 million in fiscal year 2019 from R2,490.4 million in fiscal year 2018 mainly due to the impact of gold sold that increased by 3% from 4,653 kilograms in fiscal 2018 to 4,783 kilograms in fiscal 2019 and the average rand gold price received that increased by 8% to R577,483 per kilogram.

                Refer to Item 5A:. “Operating results: Key drivers of our operating results and principal factors affecting our operating results” for a discussion regarding the gold price received and production levels.

Ore Reserves

As at June 30, 2019, our Ore Reserves (imperial) were estimated at 5.77 million ounces, as compared to 3.28 million ounces at June 30, 2018. The increase was due to the acquisition of FWGR which added surface Ore Reserves of 2.72Moz. The increase was offset by depletion through ongoing mining activities and other survey adjustments.

	Year ended June 30,
	2019		2018
Ore Reserves	Ounces	Kilograms	Ounces	Kilograms
	‘000		‘000
Ergo	3,080	99,024	3,280	105,454
FWGR	2,690	86,517	-	-
Total Ore Reserves	5,770	185,541	3,280	105,454

Capital expenditure

During fiscal year 2019 capital expenditure increased by R221.5 million to R347.4 million from R125.9 million in fiscal year 2018. Capital expenditure increased primarily as a result of R324.4 million incurred on the development of Phase 1 of FWGR.

During fiscal year 2018 capital expenditure increased by R15.3 million to R125.9 million from R110.6 million in fiscal year 2017. Capital expenditure increased primarily as a result of R41.3 million spent on the installation of two ball mills at Ergo in order to process higher grade sand at better margins (these mills were reclaimed from the now decommissioned Crown plant), R24.3 million spent on the ramp-up of reclamation from the 4L50 slimes dam, which is the southern portion of the Elsburg Tailings Complex, bordering Boksburg and Germiston; R14.4 million spent on conversion of the Ergo plant’s electro-winning circuit to zinc precipitation and EBDA also spent R17.8 million on building a new lodge to support training services rendered.

Critical accounting policies that require significant judgment

                The preparation of the consolidated financial statements requires management to make accounting assumptions, estimates and judgements that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses. By their nature, judgements are subject to an inherent degree of uncertainty. Accounting assumptions, estimates and judgements are reviewed on an ongoing basis. Revisions to reported amounts are recognized in the period in which the revision is made and in any future periods affected. Actual results may differ from these estimates.

                Management believes the following critical accounting policies involve the more significant assumptions and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:

•          Acquisition of Assets and Liabilities

•          Depreciation of property, plant and equipment

•          Impairment of property, plant and equipment

•          Estimation of future environmental rehabilitation costs

•          Income tax

•          Payments made under protest

                Management believes the following critical accounting policies involve the more significant judgements used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:

•          Acquisition of Assets and Liabilities

•          Date of commercial production

•          Payments made under protest

•          Contingent assets and liabilities

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

Acquisition of Assets and Liabilities

                The IFRS applicable for this transaction is IFRS 2 Share-based payment, as it represents a receipt of goods (assets) in exchange for equity instruments of DRDGOLD. The consequence thereof is that the assets and liabilities are recognised at their fair value using principles under IFRS 13 Fair Value Measurement. A corresponding increase in equity is also recognised. No deferred tax is recognised on the transaction as it has not been accounted for as a business combination under IFRS 3 Business Combinations, and therefore the initial recognition exemption applies in terms of IAS 12 Income Taxes.

The assessment of whether the acquisition of the assets and liabilities by DRDGOLD Limited (DRDGOLD) constituted an acquisition of assets under IFRS 2 or a business combination under IFRS 3 required the exercise of judgement due to the application of the business definition under IFRS 3 to the nature of the assets. Key judgements made in the conclusion that the acquisition did not meet the definition of a business under IFRS 3 include that DP2 required decommissioning and reconfiguration from processing hard rock material to tailings material, thus outputs couldn’t be produced at acquisition date; the workforce acquired did not have the required skill or ability to process tailings and were required to be trained with DRDGOLD’s intellectual property; and that Sibanye-Stillwater did not process any tailings through the DP2 or DP3 plants and neither could DRDGOLD at acquisition date, without reconfiguring the assets acquired.

The fair value of the assets was determined using the income approach present value technique by applying a nominal discounted future cash flow model which was based on the Phase 1 and Phase 2 project plan for the assets, determined with the assistance of an independent expert. These calculations require use of assumptions and estimates and are inherently uncertain and could materially change over time. These assumptions and estimates include mineral reserves and resource estimates, production estimates, spot and future gold prices, foreign currency exchange rates, discount rates, estimates of costs to produce, future capital expenditure and the timing of cash flows in determining the fair value. The model was based on a forward-looking gold price of R562 481 per kilogram in year one and operating costs escalating at an average of approximately 5.7% a year over a discount period of 20 years and a risk adjusted discount rate based on the nominal weighted average cost of capital of 15.03%. The discounted cash flow model is highly sensitive to changes in the forward-looking gold price and discount rate.

The fair value of the future environmental cost was determined with the assistance of an independent expert and was based on environmental management plans of Phase 1 and Phase 2 of the project which were developed in accordance with regulatory requirements. An average discount rate of 8.65% and average inflation rate of 5.7% and a discount period of 14 years, were used in the calculation of the estimated net present value of the rehabilitation liability.

Date of commercial production

The Company assesses the stage of the construction project to determine when the project moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each construction project. The Company considers various relevant criteria to assess when the construction project is substantially complete, ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to the following:

• the level of capital expenditure compared to the construction cost estimates;

• the required technical specifications of assets being constructed;

• ability to produce metal in saleable form (within specifications); and

• ability to sustain commercial levels of production of metal.

Depreciation of property, plant and equipment

                Depreciation of mine plant facilities and equipment, as well as mining property and development (including mineral rights) are calculated using the units of production method which is based on the life-of-mine of each site. The life-of-mine is primarily based on proved and probable mineral reserves. It reflects the estimated quantities of economically recoverable gold that can be recovered from reclamation sites based on the estimated gold price. Changes in the life-of-mine will impact depreciation on a prospective basis. The life-of-mine is prepared using a methodology that takes account of current information to assess the economically recoverable gold from specific reclamation sites and includes the consideration of historical experience.

Impairment of property, plant and equipment

The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The key assets of a surface retreatment operation which constitutes a CGU are a reclamation site, a metallurgical plant and a tailings storage facility. These key assets operate interdependently to produce gold. The Ergo and FWGR operations each have separately managed and monitored reclamation sites, metallurgical plants and tailings storage facilities and are therefore separate CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The recoverable amount was determined by estimating the value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

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

Payments made under protest

                The assessment to develop and apply the relevant accounting policy for payments made under protest that arise from the Municipality Electricity Tariff Dispute (refer note 26) (“Payments made under protest“) requires the exercise of significant judgement about the outcome of future events that are not wholly under the control of the Group.

                The judicial proceedings that impact the Payments made under protest are inherently complex legal issues that are subject to uncertainties and complexities and are subject to interpretation.

                The discounted amount of the Payments made under protest is determined using assumptions about the future that are inherently uncertain and can change materially over time and includes the discount rate and discount period.

                These assumptions about the future include estimating the timing of concluding on the main application, i.e. the discount period, the ultimate settlement terms (refer note 26), the discount rate applied and the assessment of recoverability.

                Recognition and measurement

                The asset that arises from the Ekhurhuleni electricity dispute (refer note 26) and that are payments made under protest is initially measured at a discounted amount and any difference between the face value of payments made under protest and the discounted amount on initial recognition is recognised in profit or loss as a finance expense. Subsequent to initial recognition, the Payments made under protest is measured using the effective interest method to unwind the discounted amount to the original face value less any write downs for recovery. Unwinding of the carrying value and changes in the discount period are recognised in the statement of profit or loss.

                Assessment of recoverability

                The discounted amount of the payments under protest is assessed at each reporting date to determine whether there is any objective evidence that the full amount is no longer expected to be recovered. The Group considers the reasonable and supportable information related to the creditworthiness of Ekurhuleni Metropolitan Municipality and events surrounding the outcome of the Main Application (refer note 26).  Any write down is recognised in the statement of profit or loss.

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

New standards, amendments to standards and interpretations

                Refer to Item 18. ‘‘Financial Statements - Note 3 – New standards, amendments to standards and interpretations” for a discussion of relevant standards, amendments to standards and interpretations that may be applicable to the business of the Group and may have an impact on future consolidated financial statements.

Comparison of financial performance for the fiscal year ended June 30, 2019 with fiscal year ended June 30, 2018

Revenue

The following table illustrates the year-on-year change in revenue for fiscal year 2019 in comparison to fiscal year 2018:

R million	Total	Impact of change in amount of gold sold	Impact of change in gold price	Net change	Total
	revenue				revenue
	2018				2019
Ergo	2,490.4	(93.5)	180.3	86.7	2,577.5
FWGR	-	184.6	-	184.6	184.6
Consolidated	2,490.4	91.1	180.3	271.3	2,762.1

Revenue increased by R271.7 million, or 11%, to R2,762.1 million during fiscal year 2019. This was mainly due to the average rand gold price received which increased by 8% to R577,483 per kilogram  as well as gold sold having increased by 3%, reflecting the 3% increased gold production mainly due to the maiden contribution made by FWGR of 333kg gold sold, mitigating the impact of Ergo’s gold production which decreased by 4%.

Cost of sales

                Cost of sales amounted to R2,553.9 million in fiscal 2019, consisting mainly of operating costs of R2,471.1 million, depreciation of R169.1  million and a positive movement in both change in estimate of environmental rehabilitation of R60.0 million and gold in process of R32.6 million. These are discussed as follows:

Operating costs

                Operating costs were R2,471.1 million for fiscal year 2019 compared to R2,207.1 million for fiscal year 2018. The increase was mainly due to inflationary increases.

Depreciation

Depreciation charges were R169.1 million for fiscal year 2019 compared to R168.0 million for fiscal year 2018.

Change in estimate of environmental rehabilitation

As of June 30, 2019, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be R682.6 million as compared to R553.4 million at June 30, 2018. A change in estimate of environmental rehabilitation of R60.0 million was recognized due to updated vegetation and machine hire rates to recent service level agreements and actual rates incurred, as well as, in line with the Group’s strategy to reduce externally sourced potable water, alternative water sources found to be viable to meet the Crown Complex post closure water requirements.

A total of R508.9 million was invested in our various environmental trust funds as at the end of fiscal year 2019, as compared to R118.0 million at the end of fiscal year 2018. The increase is attributable primarily due to the receipt of R360.4 million as a result of the acquisition of FWGR of as well as R30.5 million interest received on these funds during fiscal year 2019. A total of R78.6 million (2018: R126.0 million) is invested in funds held in insurance instruments to secure financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. The increase is attributable to R7.9  million interest received on these funds during fiscal year 2019. As at June 30, 2019 guarantees amounting to R427.3 million were in issue to the DMR (2018: R427.3 million). The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the respective mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.

Movements in gold in process

Movement in gold in process in fiscal year 2019 amounted to a increased of R32.6 million mainly due to an increase in the lock up of gold in process at the DP 2 plant at FWGR as at June 30, 2019.

Administration expenses and general costs

Administration expenses and general costs increased by R0.8 million from R90.1 million in fiscal year 2018 to R90.9 million in fiscal year 2019. Administration expenses and general costs in fiscal year 2019 included long-term incentives of R21.4 million and legal costs amounting to R2.8 million. In fiscal year 2018, administration expenses and general costs included long-term incentives of R17.2 million and legal costs amounting to R6.1 million.

Finance income

Finance income increased from R38.8 million in fiscal year 2018 to R58.3 million in fiscal year 2019, mainly due to higher environmental trust fund balances during the year as a result of the acquisition of FWGR.

Finance expenses

Finance expenses increased from R58.4 million in fiscal year 2018 to R78.4 million in fiscal year 2019, mainly attributable to the increase in the unwinding of the provision for environmental rehabilitation and a discount recognised on Payments made under protest of R6.5 million (including a change in the timing of cash flows).

Income tax

Income tax amounted to a charge of R26.6 million for fiscal year 2019 compared to an income tax charge of R25.9 million for fiscal year 2018) and consisted of a current tax benefit of R1.7 million, mostly relating to non-mining income, and a deferred tax charge for fiscal year 2019 of R28.3 million, mostly relating to mining income.

The income tax charge resulted from our profit before tax in fiscal year 2019 as well as a charge of R15.0 million relating to the forecast weighted average deferred tax rate that increased from 20.3% in fiscal year 2018 to 22.0% in fiscal year 2019 because of an increase in forecast profitability of Ergo. The increase in the effective tax rate resulted in an increase in the deferred tax liability and the associated tax charge.

Non-IFRS Measures

Set forth below is a discussion of non-IFRS measures presented in this report, including a reconciliation of such measures to the nearest measure under IFRS, as well as an explanation as to why we believe that presentation of such information provides useful information to investors and additional purposes, if any, for which we use such measures.

Adjusted earnings before interest, interest, depreciation and amortization (“Adjusted EBITDA”)

Set forth below is a presentation of our Adjusted EBITDA, which is a non-IFRS measure, including the items included in this measure and a reconciliation to profit for the year.  Our calculation of Adjusted EBITDA is based on the calculation of this measure as included in our

RCF agreement, and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. We consider Adjusted EBITDA for the purpose of evaluating compliance with the covenants imposed by the Company’s borrowing agreements entered into on August 1, 2019 to finance the development of Phase 1 of FWGR and working capital requirements of the Group. The Group considers the presentation of Adjusted EBITDA provides useful information to investors to enable investors to assess compliance with our covenants in the RCF agreement.

Year ended, June 30
2019
Reconciliation of adjusted EBITDA
Profit for the year	78.5
Income tax	26.6
Profit before tax	105.1
Finance expense	(58.3)
Finance income	78.4
Profit from operating activities	125.2
Depreciation	169.1
Share based payment	21.4
Change in estimate of environmental rehabilitation recognised in profit or loss	(60.0)
Gain on financial instruments at fair value through profit or loss	(2.1)
Gain on disposal of property, plant and equipment	(5.8)
Retrenchment costs	6.3
Adjusted earnings before interest, tax depreciation and amortisation ("Adjusted EBITDA") [1]	254.1

[1] See Glossary of Terms for definitions.

Cash operating costs, cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram

Cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are non-IFRS financial measures that should not be considered by investors in isolation or as alternatives to cost of sales, net profit/(loss) attributable to equity owners of the parent, profit/(loss) before tax and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council has provided guidance for the calculation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram, such measurements may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that these measures are useful indicators to investors and our management of an individual mine's performance and of the performance of our operations as a whole as they provide:

•           an indication of a mine’s profitability and efficiency;

•           the trend in costs;

•           a measure of margin per kilogram, by comparison of the cash operating costs per kilogram to the price of gold; and

•           a benchmark of performance to allow for comparison against other mines and mining companies.

For fiscal year 2019, cash operating costs per kilogram increased by 9% to R499,749 per kilogram from R499,749 per kilogram in fiscal year 2018. All-in sustaining costs per kilogram increased by 4% to R524,713 per kilogram in fiscal 2019 from R505,622 per kilogram in fiscal year 2018. All-in costs per kilogram increased by 15% to R600,941 per kilogram of gold in fiscal 2019 from R524,651 per kilogram of gold in fiscal year 2018. The decrease in gold production at Ergo resulted in an increase in cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram which was moderated by the lower cash operating costs per kilogram and all-in sustaining costs per kilogram of FWGR. Non-sustaining capital expenditure incurred in the development of FWGR Phase 1 resulted in an increase in the all-in costs per kilogram of the Group.

R millions	2019	2018
Reconciliation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram, all-in costs and all-in costs per kilogram
Cost of sales	2,553.9	2,347.7
Depreciation	(169.1)	(168.0)
Retrenchment costs	(6.3)	-
Change in estimate of environmental rehabilitation	60.0	2.9
Movement in gold in process	32.6	24.5
Operating costs	2,471.1	2,207.1
Ongoing rehabilitation expenditure	(18.3)	(26.7)
Care and maintenance costs	(8.8)	(8.2)
Other operating costs	(21.1)	(12.5)
Cash operating costs 1)	2,422.9	2,159.7
Movement in gold in process	(32.6)	(24.5)
Administration expenses and other costs excluding non-recurring items [1]	69.5	81.1
Other operating costs	21.1	12.5
Change in estimate of environmental rehabilitation	(60.0)	(2.9)
Unwinding of rehabilitation provision	66.3	45.6
Sustaining capital expenditure [1]	22.5	81.3
All-in sustaining costs [1]	2,509.7	2,352.8
Retrenchment costs	6.3	-
Care and maintenance costs	8.8	8.1
Ongoing rehabilitation expenditure	18.3	26.7
Capital recoupment	-	-
Transaction costs incurred related to the acquisition of FWGR	-	9.0
Growth capital expenditure [1]	331.2	44.7
All-in costs [1]	2,874.3	2,441.3
Gold produced (kilograms)	4,826	4,679
Cash operating costs per kilogram (R per kilogram)	499,749	458,866
All-in sustaining costs per kilogram (R per kilogram)	524,733	505,622
All-in costs per kilogram (R per kilogram)	600,941	524,651

Reconciliation of sustaining capital expenditure and growth capital expenditure
Total capital expenditure/additions to property, plant and equipment	353.8	126.1
Growth capital expenditure [1]	331.2	44.7
Sustaining capital expenditure [1]	22.5	81.3

[1] See Glossary of Terms for definitions.

Cash operating costs

                Cash operating costs are linked directly to the level of throughput of a specific fiscal year.

                The following table illustrates the year-on-year change in cash operating costs for fiscal year 2019 in comparison with fiscal year 2018.

R million	Cash operating costs	Impact of change in throughput	Impact of change in costs	Net change	Cash operating costs
	2018				2019
Ergo	2,159.7	(99.5)	250.9	151.4	2,311.1
FWGR	-	111.8	-	111.8	111.8
Total	2,159.7	12.3	250.9	263.2	2,422.9

                Cash operating costs in fiscal year 2019 increased by R263.2 million to R2,422.9 million compared to cash operating costs of R2,159.7 million in fiscal year 2018. This is mainly due to inflationary increases, increase trucking costs for sand material treated at the Ergo plant as well as the inclusion of cash operating costs of FWGR of R111.8 million.

The following table lists the major components of cash operating costs for the Group for each operation and fiscal year set forth below respectively:

	Ergo			FWGR
	Years ended June 30,			Year ended [1]
Costs	2019	2018	Costs	2019	2018
Consumables	35%	36%	Consumables	38%	-
Electricity and water	20%	19%	Labor	31%	-
Labor	18%	19%	Specialized service providers	14%	-
Specialized service providers	16%	16%	Electricity and water	13%	-
Other costs	11%	10%	Other costs	5%	-
1 After date of commercial production of Phase 1 of Aril 1, 2019

5B. LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

                Cash generated from operating activities amounted to R288.3 million for fiscal year 2019 (fiscal year 2018: R233.8 million and fiscal year 2017: R51.6 million).

                Cash generated from operating activities increased during fiscal year 2019 mostly due to gold sold that increased by 3% as well as the average rand gold price received having increased by 8% to R577,483 per kilogram. In addition, the net movement in working capital  increase by R73.7 million in fiscal year 2019 compared to a increase in cash of R14.6 million in fiscal year 2018.

Cash flows from investing activities

Net cash utilized by investing activities amounted to R303.0 million in fiscal year 2019 compared to R140.4 million in fiscal year 2018 and R96.7 million in fiscal year 2017.

In fiscal year 2019, net cash utilized by investing activities consisted mainly of R347.4 million in additions to property, plant and equipment and R16.6 million spent on environmental rehabilitation payments. These outflows were reduced by R55.2 million cash received from rehabilitation obligation funds and R5.8 million proceeds on the disposal of property, plant and equipment.

Additions to property, plant and equipment in fiscal year 2019 consisted mainly of R330.7 million incurred FWGR and included R323.8 million incurred on the development of Phase 1 of FWGR.

In fiscal year 2018, net cash utilized by investing activities consisted mainly of R125.9 million in additions to property, plant and equipment and R21.5 million spent on environmental rehabilitation payments. These outflows were reduced by R7.0 million proceeds on the disposal of property, plant and equipment.

Additions to property, plant and equipment in fiscal year 2018 were predominantly on Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal year 2018 included:

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

Cash flows from financing activities

Net cash outflow from financing activities was R7.9 million in fiscal year 2019 compared to R45.0 million in fiscal year 2018 and R53.0 million in fiscal year 2017.

During fiscal year 2019, the net cash outflow consisted mostly of borrowings raised and subsequently repaid of R192.0 million.

During fiscal year 2018, the net cash outflow consisted mostly of a dividend payment of R42.2 million.

Cash and cash equivalents

                Cash and cash equivalents as at June 30, 2019 amounted to R279.5 million compared to R302.1 million at the end of fiscal year 2018. Substantially all of our cash and cash equivalent balances were denominated in South African rand.

                Cash and cash equivalents as at June 30, 2019 includes restricted cash in the form of cash held in escrow amounting to R0.0  million at the end of fiscal year 2019  compared to R114.2  million at the end of fiscal year 2018  related to an electricity tariff dispute with Ekurhuleni (refer to Item 4D. Ongoing legal proceedings). Restricted cash at June 30, 2019 also includes guarantees of R18.3 million compared to R17.2 million at the end of fiscal year 2018.

                At September 30, 2019, our cash and cash equivalents were R333.6 million.

Borrowings and funding

Our available external sources of capital include a R300 million Revolving Credit Facility described in Item 10C. Material Contracts – ZAR 300 million Revolving Credit Facility. R125.0 million of this Revolving Credit Facility has been committed to the guarantee issued to Ekurhuleni as described in Item 10C. Material Contracts, resulting in R175.0 million being uncommitted and available to the Company. No amounts were drawn under this facility as of June 30, 2019 or September 30, 2019

Anticipated funding requirements and sources

                Existing operations

                Our cash and cash equivalents are set out above under “Cash and cash equivalents”. Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet the anticipated commitments of our existing operations for fiscal year 2020.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

                DRDGOLD has a dedicated team that looks at ways and means of improving recoveries. While the team remains active with an ongoing focus on improving extraction efficiencies, the projects undertaken during the year ended June 30, 2019 were focused on optimizing the existing facilities rather than implementing new technologies to improve extraction efficiencies. We have no registered patents or licenses.

5D. TREND INFORMATION

                For the fiscal year 2020, we are planning Group gold production of 175,000 to 190,000 ounces at cash operating costs of approximately R490,000 per kilogram. Our ability to meet the full year’s production target could be impacted by lower grades, failure to achieve the targets set at Ergo and FWGR, power interruptions and other risks (refer Item 3D. Risk Factors—Risks related to our business and operations and “–Forward Looking Statements”). We are also subject to cost pressures in the event of above inflation increases in labor, electricity and water; crude oil and steel costs. Unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves and resource, technical production issues, environmental and industrial accidents, gold theft, environmental factors and pollution could adversely impact the production, sales and cash operating costs for fiscal year 2020 and cause us to fail to meet our targets for the year.

                Our acquisition of WRTRP assets from Sibanye-Stillwater will impact our results going forward and we remain subject to risks associated with acquired assets (refer Item 3D. Risk Factors—Risks related to our business and operations).

                Refer to Item 5A.: “Key drivers of our operating results and principal factors affecting our operating results” for a discussion of the trend in the US Dollar gold price as well as the exchange rate impacting our business.

Operating results for the quarter ended September 30, 2019

		Quarter ended	Quarter ended
		30-Sep-19	30-Jun-19	% change
Production
Gold produced	kg	1,493	1,418	5%
	oz	48,001	45,590	5%
Gold sold	kg	1,510	1,429	6%
	oz	48,547	45,943	6%
Ore milled	Metric (000't)	7,155	6,853	4%
Yield	Metric (g/t)	0.209	0.207	1%

Price and costs
Average gold price received	R per kg	696,368	603,755	15%
	US$ per oz	1,475	1,307	13%
Cash operating costs	R/t	97	99	-2%
	US$/t	7	7	-
Cash operating costs	R per kg	459,868	475,657	-3%
	US$ per oz	974	1,030	-5%
All-in sustaining costs **	R per kg	517,219 [1]	466,927	11%
	US$ per oz	1,096 [1]	1,011	8%
All-in cost **	R per kg	528,344 [1]	484,315	9%
	US$ per oz	1,155 [1]	1,082	7%

1 All-in sustaining cost per kg and all-in cost per kg were disproportionately impacted by including a R41.1 million increase in the liability for the long-term incentive scheme while including gold production/sold for the first quarter only

Capital expenditure
Sustaining	Rm	5.5	5.9	-7%
	US$m	0.4	0.4	-
Non-sustaining/growth	Rm	11.2	13.7	-18%
	US$m	0.8	1.0	-20%

Average R/US$ exchange rate		14.68	14.37	2%

Rounding of figures may result in computational discrepancies

* The adjusted earnings before interest, taxes, depreciation and amortisation ("Adjusted EBITDA") (that was considered from the quarter ended 30 June 2019 following the implementation of the Revolving Credit Facility agreement) may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under International Financial Reporting Standards (“IFRS”) and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

                Gold production increased by 5% quarter on quarter primarily due to a 4% increase in tonnage throughput as Far West Gold Recoveries Proprietary Limited achieved the planned throughput of 500 000tpm from Phase 1 during the quarter and successfully started operating its mills at the beginning of September 2019. This resulted in a 3% and 2% decrease in cash operating cost per kilogram of gold sold and cash operating cost per ton of material processed respectively, compared to the previous quarter.

                Overall yield increased by 1% compared to the previous quarter due mostly to improved head grade at Ergo Mining Proprietary Limited.

                Adjusted EBITDA more than doubled for the quarter, due mainly to the 15% increase in gold price received and a 6% increase in gold sold.

                All-in sustaining costs per kilogram and all-in costs per kilogram for the quarter were 11% and 9% higher respectively, due to the positive impact of the change in estimate of environmental rehabilitation recognised in profit or loss, lowering the respective unit costs from the previous quarter.

                Cash and cash equivalents increased to R333.6 million as at 30 September 2019 (30 June 2019: R279.5 million) after paying a cash dividend of R136.4 million (declared for the year ended 30 June 2019) and increasing working capital lockup by R133.9 million for the quarter. External borrowings remained at Rnil as at 30 September 2019 (30 June 2019: Rnil). The board of directors of the Company (“Board”) will consider the payment of a dividend once the half year results have been finalised.

5E. OFF-BALANCE SHEET ARRANGEMENTS

                The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
		Estimated and actual payments due by period
	Total	Less than	Between	Between	More than 5 years
		1 year	1-3 years	3-5 years
	R m	R m	R m	R m	R m
Provision for environmental rehabilitation (2)	682.6	56.7	120.8	106.3	398.8
Finance leases	11.0	11.0	-	-	-
Trade and other payables	419.2	419.2	-	-	-
Purchase obligations – contracted capital expenditure (1)	18.6	18.6	-	-	-
Other contractual obligations	6.2	2.5	3.7	-	-
Total contractual and cash obligations	1,137.6	508.0	124.5	106.3	398.8

(1) Represents planned capital expenditure for which contractual obligations exist.

(2) Gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D. “Property, Plant and Equipment” and Note 11 - “Provision for environmental rehabilitation” under Item 18. “Financial Statements".

5G.          SAFE HARBOR

                See Special Note Regarding Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

                Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2019, our board consisted of eight directors.

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

                In accordance with the provisions of the agreement for the acquisition of the WRTRP Assets, Jean Johannes Nel was appointed as an independent, non-executive director of the Board at the annual general meeting of 30 November 2018.

                Kuby Prudence Lebina was appointed as independent non-executive director on 03 May 2019.

                James Turk’s appointment as independent, non-executive director terminated on 31 October 2018; on which date he ceased to be a director of DRDGOLD.

                The address of each of our Executive Directors and Non-Executive Directors is the address of our principal executive offices.

Executive Directors

Daniël (Niel) Johannes Pretorius (52) Chief Executive Officer. Niël Pretorius has two decades of experience in the mining industry. He was appointed Chief Executive Officer designate of DRDGOLD on August 21, 2008 and Chief Executive Officer on January 1, 2009. Having joined the company on May 1, 2003 as legal advisor, he was promoted to Group Legal Counsel on September 1, 2004 and General Manager: Corporate Services on April 1, 2005. Niël was appointed Chief Executive Officer of Ergo Mining Operations Proprietary Limited (formerly DRDGOLD SA) on July 1, 2006 and became Managing Director thereof on April 1, 2008. Niel is a member of the Social & Ethics Committee of DRDGOLD.

                Adriaan (Riaan) Jacobus Davel (43) Chief Financial Officer. Riaan Davel joined DRDGOLD in January 2015. Before joining DRDGOLD, he gained 17 years’ experience in the professional services industry, the majority obtained in the mining industry in Africa. As part of gaining that experience, Riaan provided assurance and advisory services, including support and training on IFRS to clients and teams across the African continent. He has spent seven years at KPMG as an audit partner, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants. Riaan has also gained experience as an IFRS technical partner and represented the South African Institute of Chartered Accountants on the International Accounting Standards Board’s project on extractive activities from 2003 to 2010. Riaan has served on committees that compile/update the South African codes for reporting and valuation of mineral reserves and resources.

Non-Executive Directors

                Geoffrey Charles Campbell (58). Geoffrey Campbell was appointed a Non-executive Director in 2002, a senior independent non-executive director in December 2003 and Non-executive Chairman in October 2005. A qualified geologist, he has worked on gold mines in Wales and Canada. He spent 15 years as a stockbroker before becoming a fund manager, managing the Merrill Lynch Investment Managers Gold and General Fund, one of the largest gold mining investment funds. He was also research director for Merrill Lynch Investment Managers. Geoffrey is a director of Oxford Abstracts Limited. Geoffrey chairs the Nominations component of the Remuneration & Nominations Committee of DRDGOLD.

                Edmund Abel Jeneker (57). Edmund Jeneker was appointed Non-executive Director in November 2007 and Lead Independent Non-executive Director in August 2017. He has more than 30 years’ experience as an executive in banking, business strategy, advisory and management at Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank Competitiveness Fund and Deloitte South Africa. More recently, he completed almost 14 years at Absa Bank and Barclays Africa Group, where he was managing executive and served as director on the boards of several subsidiaries in the Barclays Africa Group. Edmund is active in community social upliftment and served as a member of the Provincial Development Commission of the Western Cape Provincial Government. He currently serves on the Advisory Board of the Institute of Directors Southern Africa, Investment Committee of BADISA and The Cape Philharmonic Orchestra. He is a Chartered Director. Edmund chairs the Social & Ethics Committee and is a member of the Remuneration & Nominations Committee of the Company.

                Johan Andries Holtzhausen (73). Johan Holtzhausen was appointed independent Non-executive Director in on April 25, 2014. He has more than 42 years’ experience in the accounting profession, having served as a senior partner at KPMG Services Proprietary Limited, and held the highest Generally Accepted Accounting Principles (United States), Generally Accepted Auditing Standards and Sarbanes-Oxley Act accreditation required to service clients listed on stock exchanges in the United States. His clients included major corporations listed in South Africa, Canada, the United Kingdom, Australia and the United States. Johan currently serves as a voluntary independent director and chairman of the Audit and Risk Committee of the Tourism Enterprise Partnership. He also chairs the Audit and Risk Committee of Tshipi é Ntle Manganese Mining Proprietary Limited. He is a Non-executive Director of Caledonia Mining Corporation Plc, a Canadian corporation listed in the United States, Canada and the United Kingdom, and he chairs its Audit and Risk Committee.

                Jean Johannes  Nel (47). Jean Nel was appointed as an independent Non-executive Director on November 30, 2018. He qualified as a CA(SA) in 1998 obtained the CFA (AIMR) qualification. Mr. Nel has 20 years of mining finance and mining executive and operational management experience. He was appointed to the Aquarius Platinum Board in April 2012 and became CEO of the Group in November 2012, a position he held until Aquarius Platinum was acquired by Sibanye- Stillwater in April 2016. From April 2016 to January 2017 he was the CEO of the Platinum division of Sibanye Stillwater. He is currently a non-executive director of Mimosa Investments which owns the Mimosa platinum mine in Zimbabwe and Northam Platinum. Jean is a member of the Audit & Risk Committee of DRDGOLD.

                Toko Victoria Buyiswa Nomalanga Mnyango (53). Toko Mnyango was appointed independent Non-executive Director on December

1, 2016. Toko began her career as a prosecutor for the KaNgwane homeland, before becoming a legal advisor for the Eastern Cape Development Corporation. She has held directorships on company boards including Gijima, EOH Mthombo Proprietary Limited, AllPay Eastern Cape Proprietary Limited, a subsidiary of ABSA Limited, and the Ryk Neethling Foundation. She currently holds the position of CEO of Vitom Technologies Proprietary Limited and Vitom Brands Communication Proprietary Limited. Toko chairs the Remuneration component of the Remuneration & Nominations Committee as is a member of the Social & Ethics Committee of DRDGOLD.

                Kuby Prudence Lebina (38).  Prudence Lebina was appointed as independent non-executive director on 03 May 2019. She qualified as a chartered accountant in December 2005 after serving her articles at PricewaterhouseCoopers Incorporated. A member of the South African Institute of Chartered Accountants, with extensive experience in corporate finance and investor relations in investment banking and the mining industry, she is currently Chief Executive Officer of GAIA Infrastructure Capital Limited. She is a member of the Audit & Risk Committee as well as the Remuneration & Nominations Committee.

Senior Management and Prescribed Officers

                Wilhelm Jacobus Schoeman (45) (Dip Analytical Chemistry, BTech Analytical Chemistry). Jaco Schoeman joined DRDGOLD in 2011 as Executive Officer: Business Development to focus on expanding the Group’s surface retreatment business and extracting maximum value from existing resources. In July 2014, he was appointed Operations Director: Ergo Mining Operations Proprietary Limited.

                Henry Gouws (50) (National Higher Diploma (Extraction Metallurgy), MDP) Managing Director: Ergo. Henry Gouws has 30 years’ experience in the mining industry. He graduated from Technikon Witwatersrand and obtained a National Diploma in Extraction Metallurgy in 1990 and a National Higher Diploma in Extraction Metallurgy in 1991. He completed a Management Development Program in 2003 through Unisa School of Business Leadership and an Executive Development Programme in 2012 through the University of Stellenbosch Business School. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He was appointed to his current position in October 1, 2011.

Mark Burrell (57) (BCom Accounting, MDP) Financial Director: Ergo. Mark Burrell holds a BComm Accounting degree and has completed a Management Development Programme (MDP) and has twenty years’ experience in the mining sector. He joined DRDGOLD in 2004 on a consulting basis and later that year, was appointed as Financial Manager of the Blyvooruitzicht operation. He was appointed as Financial Director of Ergo in January 2012. Mark serves as a director on the Board of Rand Refinery Proprietary Limited.

                Reneiloe Masemene (38) (LLB, LLM). Reneiloe Masemene, a qualified attorney, joined DRDGOLD in January 2009 as a legal advisor. She was appointed to the position of Senior Legal Advisor in October 2011 and Prescribed Officer of Ergo Mining Proprietary Limited in June 2012. She was appointed to the position of Group Legal Counsel in August 2014 and Company Secretary in March 2016. She has significant experience in all areas of mining law, as well as in the corporate, commercial, contractual, employment and litigious aspects related to mining.  She  ceased to be an employee and company secretary of the company with effect from September 30, 2019.

                Kevin Kruger (51) (BscEng (Mechanical Engineering), MDP, PMD, Government Certificate of Competency (Mines)). Kevin has 32 years’ experience in the mining industry in Africa. He joined the mining industry in January 1987 as second year engineering student. Kevin graduated from the University of the Witwatersrand at the end of 1989 obtaining his BSc (Mechanical Engineering) and his government certificate of Competency (mines) during 1993. Kevin was appointed as junior engineer in December 1989, section engineer - March 1994 and engineer in September 1994. He was appointed engineering manager 2003, general manager – technical services 2004 and managing director Chizimgold 2010. On 01 October 2013 he was appointed as technical director at Ergo where he was responsible for the environmental, health and safety, mineral resources and engineering portfolios. On 1 August 2018, Kevin was appointed Managing Director of FWGR.

                Henriette Hooijer (39) (BCom (Hons), CA(SA)). Henriette Hooijer is the Financial Director of FWGR. She joined DRDGOLD in May 2016 and was appointed as Financial Director of FWGR in August 2018. Before joining DRDGOLD, she spent 11 years’ in the professional services industry at KPMG, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants.

                Elise Beukes (42) (BProc). Elise Beukes was appointed as Company Secretary of DRDGOLD with effect from October 01, 2019. She has broad governance experience in all aspects of commercial law, having spent several years in both litigation and commercial practice as an admitted attorney and four years as corporate legal counsel. She has dealt extensively with broad-based black economic empowerment structures, employee ownership schemes, enterprise development and share incentive schemes involving complex company restructuring for both multi-nationals and large local entities. She has extensive knowledge on the new Companies Act and has particular interests in company secretarial and corporate governance matters.

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

6B. COMPENSATION

                Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2019 was R24.8 million.

                Non-Executive Directors received the following fees for fiscal year 2019:

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

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2019.
The disclosure detailed in this table is consistent with the disclosure requirements of the Companies Act, 2008 (Act 71 of 2008) and the JSE Listings Requirements.

Directors / Prescribed Officer	Total remuneration recognised during the year	Short Term Incentives recognised related to this cycle	Long term Incentives paid during this cycle	Total remuneration related to this cycle
	R'000	R'000	R'000	R'000
Executive directors
D J Pretorius	6,481	4,668	1,777	12,926
A J Davel	3,669	2,622	998	7,289
	10,150	7,290	2,775	20,215
Non-executive directors
G C Campbell	1,514	-	-	1,514
J Turk	280	-	-	280
E A Jeneker	916	-	-	916
J Holtzhausen	702	-	-	702
T B V N Mnyango	690	-	-	690
J J Nel	377	-	-	377
P Lebina	104	-	-	104
	4,583	-	-	4,583
Prescribed officers (1)
W J Schoeman	3,479	2,565	998	7,042
R Masemene	2,478	1,186	609	4,273
	5,957	3,751	1,607	11,315

Total	20,690	11,041	4,382	36,113

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

Compensation of key management

Refer to Item 18. ‘‘Financial Statements – Note 19.2 – Related party transactions’’ for the total compensation paid to key management (including executive and non-executive directors as well as prescribed officers).

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

The Company’s current executive directors, Mr. D.J. Pretorius and Mr. A.J. Davel, entered into agreements of employment with us, on January 1, 2009 and January 1, 2015, respectively. These agreements regulated the employment relationship with Messrs. D.J. Pretorius and A.J. Davel during the year ended June 30, 2019.

On July 1, 2019 Mr. D.J. Pretorius entered into a new agreement of employment for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ written notice. Under the employment agreement effective up to June 30, 2018 Mr. D.J. Pretorius receives from us a guaranteed remuneration package of R6.2 million per annum. Mr. D.J. Pretorius was eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on the condition that DRDGOLD achieves certain key performance indicators. In addition, he is eligible to participate in the long term incentive scheme and was awarded 2,323,009 phantom shares in November 2015.

Mr. A.J. Davel entered into a new employment agreement effective from July 1, 2019 for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ prior written notice. Mr. A.J. Davel receives from us a guaranteed remuneration package of R3.4 million per annum. Mr. A.J. Davel is eligible under his employment agreement, for a short term incentive of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on the condition that DRDGOLD achieves certain key performance indicators. He is eligible to participate in the long term incentive scheme. He was issued 205,207 phantom shares under the long term incentive scheme on his joining DRDGOLD and 1,305,033 phantom shares in November 2015.

                Messrs. G.C. Campbell and E.A. Jeneker each have service agreements which run for fixed periods until October 31, 2019. Mr. J Turk service as director terminated on October 31, 2018. Mr. J.A Holtzhausen has a service agreement which runs for a fixed period until April 25, 2020. Mrs. TVBN Mnyango has a service agreement which runs until November 30, 2020. Mr. J Nel entered into a service agreement which runs for a fixed period until November 30, 2020 and Ms. K.P Lebina entered into a service agreement which runs until May 02, 2021. After expiration of the initial two year periods, the agreements continue indefinitely until terminated by either party on not less than three months’ prior written notice.

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

6C. BOARD PRACTICES

Board of Directors

As at June 30, 2019 and September 30, 2019, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and Mr. A.J. Davel), and six Non-Executive Directors (Messrs. G.C. Campbell, J.J. Nel, E.A. Jeneker, J.A. Holtzhausen and Mmes. K.P. Lebina and TVBN Mnyango). The Non-Executive Directors are independent under the New York Stock Exchange, or NYSE, requirements (as affirmatively determined by the Board of Directors) and the South African King IV Report.

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

Board meetings are held quarterly in South Africa and abroad. The structure and timing of the Company’s board meetings, which are scheduled over two days, allows adequate time for the Non-Executive Directors to interact without the presence of the Executive Directors. The board meetings include the meeting of the Audit & Risk Committee, Remuneration & Nominations Committee as well as Social & Ethics Committee which act as subcommittees to the board. Each subcommittee is chaired by one of the Independent Non-Executive Directors, each of whom provides a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior personnel of the Company attend the subcommittee meetings as invitees.

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

Directors' Terms of Service

                The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2019:

Director	Title	Year first appointed	Term of current office	Unexpired term of current office
D.J. Pretorius	Chief Executive Officer	2008	3 years	0 months
A.J. Davel	Chief Financial Officer	2015	3 years	0 months
G.C. Campbell	Non-Executive Director	2002	2 years	4 months
E.A. Jeneker	Non-Executive Director	2007	2 years	4 months
J. Turk[1]	Non-Executive Director	2004	1 year	0 months
J. Holtzhausen	Non-Executive Director	2014	2 years	10 months
T.V.B.N. Mnyango	Non-Executive Director	2016	2 years	17 months
J.J Nel	Non-Executive Director	2018	2 years	17 months
K.P Lebina	Non-Executive Director	2019	2 years	22 months

1 Service terminated on October 31, 2018.

Executive Committee

                As at June 30, 2019, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. A.J. Davel, Mr. W.J. Schoeman and Ms. R. Masemene.

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

Committees of the Board of Directors

Remuneration and Nominations Committee

As at June 30, 2019 the Remuneration and Nominations Committee consisted of G C Campbell (Chairman: nominations), E A Jeneker (Chairman: remuneration), and J A Holtzhausen. Pursuant to the board meeting on August 29, 2019, changes were effected to the composition of the Remuneration & Nominations Committee as follows: GC Campbell retained his chairmanship of the Nominations component; T V B N Mnyango assumed the role of Chairwoman of the Remuneration component, with E A Jeneker and K P Lebina as members of the Committee.

The Remuneration Committee and the Nominations Committee meets on an ad hoc basis. All members of this committee are independent NEDs who are independent according to the definition set out in the NYSE Rules. It is chaired by the board chairman when matters relating to nominations are discussed and by an independent NED when matters relating to remuneration are discussed.

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

The committee has a mandate to offer competitive packages that will attract and retain executives of the highest caliber and encourage and reward superior performance. Industry surveys are provided for comparative purposes, and to assist the committee in the formulation of remuneration policies that are market related.

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

                Audit and Risk Committee

As at June 30, 2019 the Audit and Risk Committee consisted of J A Holtzhausen (Chairman), T V B N Mnyango and E A Jeneker. Following the board meeting on August 29, 2019, T V B N Mnyango resigned with immediate effect from membership of the Audit & Risk Committee and the following changes were effected to the composition thereof: JA Holtzhausen retained his chairmanship of the Audit & Risk Committee, with J J Nel and K P Lebina becoming the new members thereof.

All members of the Audit and Risk Committee are independent according to the definition set out in the NYSE Rules. The committee’s charter deals with all the aspects relating to its functioning.

                The Audit and Risk Committee charter sets out the committee’s terms of reference which include responsibility for:

•       appointment and oversight of external auditors, audit process and financial reporting;

•       oversight of internal audit;

•       overseeing the integrated reporting and assurance model;

•       overseeing the development and annual review of a policy and plan for risk management;

•       ensuring that risk management assessments are performed on a continuous basis;

•       ensuring that reporting on risk management assessment is complete, timely, accurate and accessible;

•       ensuring that frameworks and methodologies are implemented to increase the possibility of anticipating unpredictable risks;

•       ensuring that continuous risk monitoring by management takes place.

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

The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors, and the designated external audit partner as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. KPMG Inc. was reappointed by shareholders at the last  AGM on November 30, 2018 to perform DRDGOLD’s external audit function, such appointment was made by the shareholders in accordance with the laws of South Africa and upon recommendation of the board following the Audit and Risk Committee.

The internal audit function is performed in-house, with the assistance of Pro-Optima Audit Services Proprietary Limited. Internal audits are performed at all DRDGOLD operating units and are aimed at reviewing, evaluating and improving the effectiveness of risk management, internal controls and corporate governance processes.

Significant deficiencies, material weaknesses, instances of non-compliance and exposure to high risk and development needs are brought to the attention of operational management for resolution and reported to the Audit and Risk Committee. The committee members have access to all the records of the internal audit team.

DRDGOLD’s internal and external auditors have unrestricted access to the chairman of the Audit and Risk Committee and, where necessary, to the chairman of the board and the CEO. All significant findings arising from audit procedures are brought to the attention of the committee and, if necessary, to the board.

Section 404 of the Sarbanes-Oxley Act of 2002 stipulates that management is required to assess the effectiveness of the internal controls surrounding the financial reporting process. The results of this assessment are reported in the form of a management attestation report that is filed with the SEC as part of the Form 20-F. Additionally, DRDGOLD’s external auditors are required to express an opinion on the effectiveness of internal controls over financial reporting, which is also contained in the Company’s Form 20-F.

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

Social and Ethics Committee

As at June 30, 2019, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. D.J. Pretorius and Mrs. TVBN Mnyango. Membership thereof remains unchanged.

                The Social and Ethics Committee is a statutory body established in terms of section 72 of the Companies Act, 2008; the objectives of which are to facilitate transformation and sustainable development by, inter alia, promoting transformation within the Company and economic empowerment of previously disadvantaged communities particularly within the areas where the Company conducts business; striving towards achieving the goal of equality as the South African Constitution and other legislation require within the context of the demographics of the country at all levels of the Company and its subsidiaries; and conducting business in a manner which is conducive to internationally acceptable environmental and sustainability standards.

The following terms of reference were approved by the board to enable the committee to function effectively. These are to be responsible for and make recommendations to the board with respect to the following matters:

•       to monitor the company’s activities with regard to the 10 principles set out in the United Nations Global Compact Principles and the OECD recommendations regarding Corruption, the Employment Equity Act and the Broad Based Black Economic Empowerment Act;

•       maintaining records of sponsorship, donations and charitable giving;

•       reviewing matters relating to the environment, health and public safety, including the impact of the company’s activities and of its products or services;

•       reviewing matters relating to labour and employment

•       reviewing and recommending the company’s code of ethics;

•       reviewing and recommending any corporate citizenship policies;

•       reviewing significant cases of employee conflicts of interests, misconduct or fraud, or any other unethical activity by employees or the Company

6D. EMPLOYEES

Employees

                The total number of employees at June 30, 2019, of 2,617 comprises 1,591 specialized service providers and 1,026 employees who are directly employed by us and our subsidiary companies.

                The total number of employees at June 30, 2018, of 2,304 comprises 1,426 specialized service providers and 878 employees who are directly employed by us and our subsidiary companies.

                The total number of employees at June 30, 2017, of 2,215 comprises 1,365 specialized service providers and 850 employees who are directly employed by us and our subsidiary companies.

                The total number of employees at September 30, 2019, of 2,635 comprises 1,631 specialized service providers and 1,004 employees who are directly employed by us and our subsidiary companies.

                All of our employees are based at our operations that operate exclusively in South Africa.

Labor Relations

                As at June 30, 2019, approximately 92% of our Ergo employees and 70% of our FWGR employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, one of the main South African mining industry unions, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The organized labor coordinating forum meets regularly to discuss matters pertinent to both parties.

                On September 16, 2019, Ergo signed a two-year wage agreement with the Majority Unions for an average increase of 5.9% per annum across our workforce with individual increases ranging from 5.5% to 7% per annum, with the intention to extend this agreement to a third year. The next round of wages and conditions of employment negotiations will commence in June 2019.

                As part of the transitional arrangements at FWGR, a three-year wage agreement is in place and is expected to conclude in June 2021.

                We recognize the need for transformation and have put systems and structures in place to address this at both management and board level.

Safety statistics

                Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our fiscal 2019 overall safety statistics for our operations:

(Per million man hours)	Ergo		FWGR	Consolidated
	Year ended June 30,		Year ended June 30,	Year ended June 30,
	2019	2018	2019	2019	2018
Lost time injury frequency rate (LTIFR)[1]	2.37	2.92	2.37	2.37	2.92
Reportable incidence frequency rate (RIFR)[1]	1.69	1.55	2.37	1.78	1.55
Fatalities	1	-	-	1	-

1 Calculated as follows: actual number of instances divided by the total number of man hours worked multiplied by one million.

6E. SHARE OWNERSHIP

                 To the best of our knowledge, we believe that our ordinary shares held by prescribed officers and directors, in aggregate, do not exceed one percent of the Company’s issued ordinary share capital. For details of share ownership of directors and prescribed officers see Item 7A. Major Shareholders.

As of June 30, 2019, directors and prescribed officers do not hold any options to purchase ordinary shares.

                Closed periods apply to share trading by directors, prescribed officers and other employees, whenever persons become or could potentially become aware of material price sensitive information, such as information relating to an acquisition, bi-annual results etc., which is not in the public domain. When these persons have access to this information an embargo is placed on share trading for those individuals concerned. The embargo need not involve the entire Company in the case of an acquisition and may only apply to the board of directors, executive committee, and the financial and new business teams, but in the case of interim and year-end results the closed-period is group-wide.

DRDGOLD Phantom Share Scheme (Amended November 2015)

Salient terms of the DRDGOLD Phantom Share Scheme are disclosed in Item 18. ‘‘Financial Statements - Note 19.1 Liability for Long-Term Incentive Scheme’’

During fiscal year 2016, DRDGOLD’s Remuneration and Nominations Committee approved a revised long-term incentive scheme. On November 4, 2015, the committee approved an allocation of 20,527,978 phantom shares which is driven by share price performance and individual performance and is based on phantom share allocations. The vesting of any shares allocated is staggered over a five-year period commencing in the third year after the allocation is granted in line with King IV Report recommendations. The objectives of the revised scheme are to drive the longer-term strategies of DRDGOLD, to align participants’ interests with shareholders’ interest, to incentivise and motivate participants, to attract and retain scarce human resources and to reward superior performance by the Company and participants. Remuneration and Nominations Committee has the authority to amend in part or in its entirety or withdraw the long-term incentive scheme at any time.

388,547 phantom shares were granted during fiscal year 2019 (2018 and 2017: nil). 16,157,058 phantom shares were outstanding on June 30, 2019 (2018: 20,189,467).

Proposed DRDGOLD Management Long-Term Incentive Scheme

DRDGOLD proposes to introduce a new long-term incentive scheme (“Scheme”) for purposes of replacing the current long-term phantom share scheme. The current scheme has a finite life and comes to an end with the vesting of the last phantom shares during fiscal year 2020. The adoption of the Scheme is subject approval by shareholders at the 2019 annual general meeting to be held on December 2, 2019.

Certain key features of the Scheme are:

Equity settled

The Scheme will be equity-settled.  Equity-settlement will be implemented by way of market  acquisition of DRDGOLD ordinary shares or through the issue of authorised but unissued shares or treasury shares.

Participants

Persons eligible to participate in the Scheme will be permanent employees (which, for the avoidance of doubt, includes an executive director, but excludes a non-executive director) of the Company and its subsidiaries, in Category 19 and above (“Participants”).

Award of Conditional Shares

Pursuant to the Scheme, the Company’s Remuneration Committee will resolve, on an annual basis, to award “Conditional Shares” (“Award”) which are comprised of:

•         “Performance Shares” which are subject to conditions, as set out in the rules of the Scheme and performance conditions; and

•         “Retention Shares” which are subject to conditions, as set out in the rules of the Scheme.

Participants are not required to pay for Awards or Shares Settled in terms of vested Awards.

Annual awards of Conditional Shares will be made, in two forms:

•         80% of the Award will be comprised of Performance Shares

•         20% of the Award will be comprised of Retention Shares

The target award value will be referenced to market-related award quanta, and will be adjusted based upon individual performance as follows:

Individual Rating	% of Target Value Awarded
< 2.75	0%
2.75 to < 3.00	50%
3.0 to < 3.75	100%
3.75 to < 4.5	133.33%
4.5 to < 5.0	166.67%
5.0	200%

Dividend and Voting Rights

The Conditional Share Awards carry no dividend or voting rights, until Settled, and therefore any transfer and other rights associated with the Conditional Shares will only vest following settlement;

Vesting of the Conditional Shares

Conditional Shares will vest 3 years after the date of Award (“Award Date”), subject to the rules of the Scheme. The Scheme also makes provision for 50% of the Awards proposed to be made in 2019 to vest in 2021 (being 2 years after the Award Date) and the remaining 50% to vest in 2022 (being 3 years after the Award Date).

Performance Shares (80%) will vest subject to service and performance conditions as follows:

•         DRDGOLD’s Total Shareholder Return (“TSR”) over the 3-year vesting period exceeding DRDGOLD’s Weighted Average Cost of Capital “WACC”) – if achieved, 40% of the Conditional Shares awarded will vest, subject to the remaining conditions for vesting applicable to Performance Shares having being fulfilled;

•         DRDGOLDS’s TSR over the 3-year vesting period compared to a comparator peer group, as follows:

Percentile of Peers	% of Conditional Shares Vesting
< 25th percentile	0%
25th to < 50th percentile	10%
50th to < 75th percentile	30%
≥ 75th percentile	40%

•         Attaining a threshold individual performance rating over the 3-year vesting period; and

•         The Participant being in active service and not under notice of resignation at the Settlement date.

Retention Shares (20%) will vest subject to service and performance conditions as follows:

•         Attaining a threshold individual performance rating over the 3-year vesting period; and

•         The Participant being in active service and not under notice of resignation at the Settlement date.

Awarded Conditional Shares which do not Vest to the Participant, as a result of forfeiture or which lapse, revert back to the Scheme.

Share Limits

Overall Company Limit

The aggregate number of Shares at any one time which may be awarded for Settlements under the Scheme shall not exceed 34,500,000 (thirty four million, five hundred thousand) Shares (representing approximately 4.95% of the total issued share capital of the Company at the date of this Notice).

Individual Limit

Subject to certain dilution adjustments, the aggregate number of Shares at any one time which may be awarded under the Scheme to any one Participant shall not exceed 14,500,000 Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

                As of September 30, 2019, our issued capital consisted of:

•       696,429,767 ordinary shares of no par value; and

•       5,000,000 cumulative preference shares.

                To our knowledge, as of 30 June 2019, we were not directly or indirectly owned or controlled by another corporation or any person or foreign government, other than control in the form of ownership of a significant amount of our shares and option to acquire further shares, as is the case for Sibanye-Stillwater.

                On July 31, 2018, 265 million ordinary shares were issued to Sibanye-Stillwater as settlement of the purchase consideration for the acquisition of the WRTRP Assets. As part of this acquisition, Sibanye-Stillwater was granted an option to subscribe for further shares to achieve a 50.1% shareholding within 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value.

Other than the above there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

                Based on information available to us, as of September 30, 2019:

there were 5,588 record holders of our ordinary shares in South Africa, who held 382,838,557 or approximately 55.0% of our ordinary shares;

•       there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 ordinary shares or 100% of our cumulative preference shares;

•       there were 25 US record holders of our ordinary shares, who held approximately 21,669,402 ordinary shares or approximately 3.11% of our ordinary shares excluding those shares held as part of our ADR program; and

•       there were 687 registered holders of our ADRs in the United States, who held approximately 197,889,430 shares (19,788,943 ADRs) or approximately 28.4% of our ordinary shares.

                The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2019, by:

•       each of our directors and prescribed officers; and

•       any person whom the directors are aware of as at September 30, 2019 who is interested directly or indirectly in 1% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years.

	Shares Beneficially owned
Holder	Number	Percent of outstanding ordinary shares
Directors/prescribed officers
D.J. Pretorius	690,188	*
A.J. Davel	100,000	*
J. Turk	243,000	*
G.C. Campbell	200,000	*

Other
Sibanye-Stillwater	265,000,000	38.05%
Ruffer, LLP	49,644,390	7.13%
Renaissance Technologies, LLC	12,535,150	1.80%

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

7B. RELATED PARTY TRANSACTIONS

                Transactions with related parties are disclosed in Item 18. ‘‘Financial Statements - Note 6.2 – Cost of sales’’

Remuneration paid to key management is disclosed in Item 18. ‘‘Financial Statements - Note 19.2 – Key management personnel remuneration’’

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

5.        Not applicable.

6.        Not applicable.

7.        See under Item 4D. Property, plant and equipment—Ongoing Legal Proceedings.

8.        Please see Item 10B. Memorandum of Incorporation.

8B. SIGNIFICANT CHANGES

                Significant changes that have occurred since June 30, 2019, the date of the last audited financial statements included in this Annual Report, are discussed in the relevant notes to the financial statements under Item 18. Financial Statements.

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

                There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2019, nor have there been any trading suspensions with respect to our ADRs on the New York Stock Exchange since our listing on that market.

9B. PLAN OF DISTRIBUTION

                Not applicable.

9C. MARKETS

Nature of Trading Markets

                See “Offer and Listing Details”  above.

9D. SELLING SHAREHOLDERS

                Not applicable.

9E. DILUTION

                Not applicable.

9F. EXPENSES OF THE ISSUE

                Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

                Not applicable.

10B. MEMORANDUM OF INCORPORATION

                As of June 30, 2019, we had authorized for issuance 1,500,000,000 ordinary shares of no par value (as of September 30, 2019: 1,500,000,000), and 5,000,000 cumulative preference shares of R0.10 par value (as of September 30, 2019: 5,000,000). On this date, we had issued 696,429,767 ordinary shares (as of September 30, 2019: 696,429,767) and 5,000,000 cumulative preference shares (as of September 30, 2019: 5,000,000).

                Set out below are brief summaries of certain provisions of our Memorandum of Incorporation, or our MOI, the Companies Act of South Africa and the JSE Listings Requirements, all as in effect on June 30, 2019 and September 30, 2019. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings Requirements.

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

                The King IV Report on Corporate Governance for South Africa, 2016 (King IV) was published on 1 November 2016 and came into effect on 1 April 2017 for companies with financial years commencing thereafter. The application regime for King IV is "apply and explain", requiring companies to substantially and meaningfully strive towards good corporate governance. King IV is principles and outcomes based: a departure from mere compliance-based mindset. King IV recognises that sound governance outcomes, exemplified by integrity, competence, responsibility, accountability, fairness and transparency, are the cardinal pillars of good corporate citizenship.

                The remuneration of non-executive directors is typically determined by the board, but subject to approval by the shareholders at the AGM of the Company. In terms of section 65(11)(h) of the Companies Act, 2008 read with sections 66(8) and 66(9) thereof, remuneration may only be paid to directors for their services as directors in accordance with a special resolution approved by the shareholders within the  previous 2 (two) years. A special resolution was passed at the 2017 AGM on November 30, 2017 to increase the NED remuneration.

                The JSE Limited has since made the adoption and application of King IV mandatory for all listed companies.

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

Winding-up

                If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of June 30, 2019 and September 30, 2019, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

Reduction of Capital

                We may, by special resolution, reduce the share capital authorized by our MOI, or reduce our issued share capital including, without limitation, any stated capital, capital redemption reserve fund and share premium account by making distributions and buying back our shares.

Amendment of the MOI

                Our MOI may be altered by the passing of a special resolution or in compliance with a court order. The Company may also amend the MOI by increasing or decreasing the number of authorized shares, classifying or reclassifying shares, or determining the terms of shares in a class. A special resolution is passed when the shareholders holding at least 25% of the total votes of all the members entitled to vote are present or represented by proxy at a meeting and, if the resolution was passed on a show of hands, at least 75% of those shareholders voted in favor of the resolution and, if a poll was demanded, at least 75% of the total votes to which those shareholders are entitled were cast in favor of the resolution. An amendment to the MOI to increase the number of authorized shares was approved by shareholders at the 2018 general meeting on March 28, 2018.

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

10C. MATERIAL CONTRACTS

Acquisition of FWGR (WRTRP Assets) from Sibanye-Stillwater

Sibanye-Stillwater Exchange Agreement

On November 22, 2017, Sibanye-Stillwater, WRTRP Proprietary Limited, subsequently renamed FWGR Proprietary Limited, and the Company entered into the Sibanye-Stillwater Exchange Agreement. Under the Sibanye-Stillwater Exchange Agreement, Sibanye-Stillwater agreed to dispose certain gold surface processing assets and tailing storage facilities that include Driefontein 3 and 5, Kloof 1, Venterspost North and South, Libanon, Driefontein 4, Driefontein 2 plant, Driefontein 3 plant, WRTRP pilot plant, and land required for the future development of a central processing plant, regional tailings storage facility and return water dam (together, the “WRTRP Assets”) to FWGR Proprietary Limited, in exchange for the issuance of 999 shares of FWGR Proprietary Limited shares (comprising its entire share capital) to Sibanye-Stillwater, subject to certain conditions that include the consummation of certain agreements such as the DRD Exchange Agreement, DRD Guarantee and DRD Option Agreement, among others.

DRD Guarantee

In connection with the Sibanye-Stillwater Agreement and the DRD Exchange Agreement, on November 22, 2017, the Company issued a guarantee to and in favor of Sibanye-Stillwater the due, punctual and full payment and performance which WRTRP Proprietary Limited has, or may from time to time have, to Sibanye-Stillwater in terms of any agreements to give effect to the transactions contemplated by the DRD Exchange Agreement (the “Guaranteed Obligation”) and to indemnify Sibanye-Stillwater immediately on demand against any and all losses, liabilities, damages, costs or expenses (but excluding any indirect, special, consequential or incidental loss or damage) suffered by Sibanye-Stillwater if any indebtedness, payment obligation or other obligation guaranteed by the Company under certain enumerated events. The Company also undertook that if any Guaranteed Obligation is or becomes unenforceable, invalid or illegal, the Company shall, as an independent and primary obligation, indemnify Sibanye-Stillwater, subject to a monetary limit.

Option Agreement

In addition, on November 22, 2017, Sibanye-Stillwater and the Company entered into the Option Agreement. Under the Option Agreement, the Company granted Sibanye-Stillwater the irrevocable right and option to call on the Company to allot and issue additional ordinary shares to Sibanye-Stillwater, re"sulting in Sibanye-Stillwater holding 50.1% of all ordinary shares of the Company (including any of the Company’s ordinary shares held as treasury shares), subject to the condition that such option be exercised within 24 months of the closing of the Transaction and subject to Sibanye-Stillwater not having disposed of all or any of the Consideration Shares during the Option Period. The Option must be exercised in whole anytime within the Option Period. The price of such shares would be set at the 30-day volume weighted average price per DRDGOLD's ordinary share on the Johannesburg Stock Exchange preceding the exercise date minus 10%. During the period between the date upon which the option is exercised and the closing date, the Company agreed that it shall not issue any ordinary shares, and not issue any ordinary shares and/or any securities convertible into the Company’s ordinary shares, and/or grant any options and/or rights to require the issue of the Company’s ordinary shares or securities convertible into the Company’s ordinary shares at any time or on or after the closing of the exchange transactions, subject to certain limitations.

The description of the Sibanye-Stillwater Exchange Agreement, DRD Guarantee and Option Agreement is qualified by reference to the Sibanye-Stillwater Exchange Agreement, DRD Guarantee and Option Agreement filed as Exhibits to our annual report on Form 20-F for the fiscal year ended June 30, 2018.

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

Relevant covenants include that, during any rolling 12 month period, (i) the interest cover1 shall not be less than 4 times and (ii) net debt 2 to adjusted EBITDA Ratio shall not exceed 2 times.

1 Interest cover means the ratio of EBITDA to Total Net Interest (interest charged on Financial Indebtedness after deducting all interest received on Cash and cash equivalents (excluding interest received on restricted cash)).

2 Means Total Debt after deducting Cash and cash equivalents (excluding restricted cash)

The final repayment date of the RCF is August 1, 2020.

The description of the RCF is qualified by reference to the RCF filed herewith as an Exhibit.

Addendum to the ZAR300 million Revolving Credit Facility and Performance Guarantee

On December 10, 2018, DRDGOLD Limited entered into an addendum to the ZAR300 million RCF. The purpose of the addendum to the RCF was to commit R125 million of the RCF facility to a performance guarantee to Ekurhuleni Metropolitan Municipality (“Municipality”) that was issued on the same date by ABSA Bank Limited (acting through its Corporate and Investment Banking division). In January 2019, the cash held in escrow was released to the Ergo operational bank account.

The description of the addendum to the RCF and the performance guarantee issued to the Municipality is qualified by reference to the Addendum to the RCF and the Performance Guarantee filed herewith as Exhibits to this report.

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

                In fiscal years 2019 and 2018, the corporate tax rates for taxable mining and non‑mining income, to which the Companies in the Group is subject, were 34% and 28%, respectively. The formula for determining the South African gold mining tax rate for fiscal years ended 2019  and 2018  is: Y = 34 – 170/X. Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.

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

                This discussion does not address all aspects of U.S. federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of U.S. holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, banks and other financial institutions, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt organizations (including private foundations), certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a “hedge,” “conversion transaction,” “synthetic security,” “straddle,” “constructive sale” or other integrated investment, persons who acquired the ordinary shares or ADSs upon the exercise of employee stock options or otherwise as compensation, persons whose functional currency is not the U.S. dollar, or persons that actually or constructively own ten percent or more of the voting power or value of our shares). This discussion addresses only U.S. federal income tax considerations and does not address the effect of any state, local, or foreign tax laws that may apply, the alternative minimum tax, the Medicare tax or the application of the federal estate or gift tax.

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

                A U.S. holder of a PFIC is required to file an annual report with the Internal Revenue Service containing such information as the U.S. Secretary of Treasury may require.

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

 We believe that we were not a PFIC for our fiscal year ended June 30, 2019. However, under the PFIC rules income and assets are require to be measured and classified in accordance with U.S. federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from U.S. federal income tax principles. Therefore, no assurance can be given that we were not a PFIC. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

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

10F. DIVIDENDS AND PAYING AGENTS

                Not applicable

10G. STATEMENT BY EXPERTS

                Not applicable.

10H. DOCUMENTS ON DISPLAY

                DRDGOLD files annual reports on Form 20-F and reports on Form 6-K with the SEC. You may access this information at the SEC’s home page (http://www.sec.gov). Copies of the documents referred to herein may be inspected at DRDGOLD Limited’s offices by contacting DRDGOLD Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Company Secretary. Tel No. +27-11-470-2600.

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

Our long-term strategy is to remain unhedged and to keep borrowings to a minimum. During fiscal 2019 we do not hold or issue derivative financial instruments for speculative purposes, nor did we hedge forward gold sales. However, in instances where we need to incur medium-term borrowings to finance growth projects that introduce some liquidity risk to the Group, we may mitigate this liquidity risk by entering into an arrangement to provide price protection against a possible decrease in the Rand gold price while borrowings are in place. For example in fiscal 2019 we entered into a hedging instrument in the form of a collar in respect of 50,000 ounces of gold that expired at the end of May 2019.

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

                It is our long-term policy not to hedge this commodity price risk. However, in instances where we need to incur medium-term borrowings to finance growth projects that introduce some liquidity risk to the Group, we may mitigate this liquidity risk by entering into an arrangement to provide price protection against a possible decrease in the Rand gold price while borrowings are in place. For example in fiscal 2019 we entered into a hedging instrument in the form of a collar in respect of 50,000 ounces of gold that expired at the end of May 2019.

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

Long-term debt
Set out below is an analysis of our debt as at June 30, 2019. All of our long-term debt is denominated in South African rand.
Interest rate
Fixed rate	17.90%
Weighted average interest rate	17.90%
R'm
Repayment period
2020	11.0

Based on our fiscal year 2019 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would (increase)/decrease our interest expense by R0.1 million.

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

Depositary Payments

The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an annual amount of $75,000 mainly consisting of accumulated contributions towards the Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors). After the deduction of other fees, the annual reimbursement for the year ended June 30, 2019 amounts to approximately $16,237 (June 30, 2018: $5,974, (June 30, 2017: $44,509). DRDGOLD is also entitled to a 25% share of the dividend fees which amounts to approximately $nil for the year ended June 30, 2019 (June 30, 2018: $20,195).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of June 30, 2019, our management, with the participation of our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2019.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2019. In making this assessment, our management used the criteria set forth by the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, our management concluded that as of June 30, 2019 our internal control over financial reporting was effective.

15C. Attestation Report of the independent registered public accounting firm

The effectiveness of internal control over financial reporting as of June 30, 2019 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

15D. Changes in Internal Control Over Financial Reporting

Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule 13a-15.

During the year ended June 30, 2019, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

                KPMG Inc. has served as our independently registered public accountant for the fiscal years ended June 30, 2019, 2018 and 2017, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.

                The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal year 2019 and 2018:

Audit Fees

Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Auditors' remuneration	Year ended June 30,
	2019	2018
	R m	R m
Audit fees	8.3	5.7
All other fees	1.0	1.7
Total	9.3	7.4

All Other Fees

                The all other fees during fiscal year 2019 consist of the following:

•         R0.4 million with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2018;

•         R0.1 million with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2019;

•         R0.5 million with respect to agreed-upon procedures performed by KPMG on the eXtensible Business Reporting Language (XBRL) interactive data file related to the form 20-F for fiscal year 2018;

                The all other fees paid during fiscal year 2018 consist of fees invoiced with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2017. Subsequent to June 30, 2019, the remainder of the limited assurance on specified items contained in our Integrated Report for fiscal year 2019 amounting to R0.3 million was rendered and billed during fiscal year 2020.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

                Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
				5,000,000
May, 23 – May, 31	53,894	2.59	53,894	4,860,609
June, 3 – June, 11	60,000	2.76	60,000	4,694,872

                The Company has established a share repurchase programme in terms of which the Company and / or its subsidiaries may repurchase up to5 million DRDGOLD ordinary shares, being 0.7% of the Company´s issued share capital, for an aggregate consideration not exceeding R14 million ("Repurchase Programme").

                The Repurchase Programme commenced on May 22, 2019 and will terminate on the date of the next annual general meeting of the Company or February 29, 2020, whichever is the earlier date.

                DRDGOLD ordinary shares purchased under the Repurchase Programme may not be made at a price greater than 10% above the volume weighted average trading price of DRDGOLD ordinary shares over the five trading days immediately preceding any particular repurchase and are effected through the order book operated by the JSE Limited, without any prior understanding or arrangement between the Company and / or its subsidiaries and the counterparties.

                The Repurchase Programme may be discontinued at any time and the Company and / or its subsidiaries have no obligation to repurchase any amount of DRDGOLD ordinary shares under the Repurchase Programme.

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

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

                Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The following annual financial statements and related auditor’s reports are filed as part of this Annual Report	Page
Report of the Independent Registered Public Accounting Firm	F‑1
Consolidated statement of profit or loss and other comprehensive income for the years ended June 30, 2019, 2018 and 2017	F-3
Consolidated statement of financial position at June 30, 2019 and 2018	F‑4
Consolidated statement of changes in equity for the years ended June 30, 2019, 2018 and 2017	F‑5
Consolidated statement of cash flows for the years ended June 30, 2019, 2018 and 2017	F‑4
Notes to the financial statements	F‑1 to F‑29
About these consolidated financial statements	1
Use of accounting assumptions, estimates and judgements	2
New standards, amendments to standards and interpretations not yet adopted	3
Performance
Revenue	5
Results from operating activities	6
Cost of sales	6.1
Other income	6.2
Administration expenses and other costs	6
Finance income	7
Finance expense	8
Earnings per share	9
Resource assets and related liabilities
Property, plant and equipment	10
Provision for environmental rehabilitation	11
Investment in rehabilitation obligation funds	12
Working capital
Cash and cash equivalents	13
Cash generated by operations	14
Trade and other receivables	15
Trade and other payables	16
Inventories	17
Tax
Income tax	18
Income tax expense	18.1
Deferred tax	18.2
Employee matters
Employee benefits	19
Liability for long term incentive scheme	19.1
Transactions with key management personnel	19.2
Capital and equity
Capital management	20
Equity	21
Borrowings	22
Disclosure items
Operating segments	23
Interest in subsidiaries	24
Other Assets	25
Payments made under protest	25.1
Investments in other entities	25.2
Contingent assets and liabilities	26
Financial instruments	27
Related parties	28
Subsequent events	29

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

DRDGOLD Limited:

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of DRDGOLD Limited and subsidiaries (the Company) as of June 30, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2019, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2019 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

/s/ KPMG Inc.

We have served as the Company’s auditor since 2003.

Johannesburg, Republic of South Africa

October 31, 2019

Amounts in R million	Note	2019	2018	2017

Revenue	5	2,762.1	2,490.4	2,339.9
Cost of sales	6.1	(2,553.9)	(2,347.7)	(2,307.9)

Gross profit from operating activities		208.2	142.7	32.0
Other income	6.2	7.9	-	12.9
Administration expenses and other costs	6.3	(90.9)	(90.7)	(69.4)

Results from operating activities		125.2	52.0	(24.5)
Finance income	7	58.3	38.8	40.0
Finance expense	8	(78.4)	(58.4)	(52.2)

Profit before tax		105.1	32.4	(36.7)
Income tax	18.1	(26.6)	(25.9)	50.4

Profit for the year		78.5	6.5	13.7

Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax
Net fair value adjustment on equity investments at fair value through other comprehensive income	25.2	(5.9)	-	-
Items that will be reclassified subsequently to profit or loss, net of tax
Net fair value adjustment on available-for-sale investments	25.2	-	0.6	0.3

Total other comprehensive income for the year		(5.9)	0.6	0.3

Total comprehensive income for the year		72.6	7.1	14.0

Earnings per share

Basic earnings per share (SA cents per share)	9	11.8	1.5	3.2
Diluted earnings per share (SA cents per share)	9	11.5	1.5	3.2

The accompanying notes are an integral part of these consolidated financial statements.

Amounts in R million	Note	2019	2018

ASSETS
Non-current assets		3,403.9	1,734.1
Property, plant and equipment	10	2,775.3	1,452.7
Investments in rehabilitation obligation funds	12	587.5	244.0
Other assets	25	31.1	28.7
Deferred tax asset	18.2	10.0	8.7

Current assets		656.1	626.3
Inventories	17	304.6	233.0
Current tax receivable		4.1	-
Trade and other receivables	15	67.9	91.2
Cash and cash equivalents	13	279.5	302.1

TOTAL ASSETS		4,060.0	2,360.4

EQUITY AND LIABILITIES
Equity		2,688.6	1,267.3
Stated share capital	21.1	5,072.8	4,177.7
Other reserves		453.6	-
Retained earnings		(2,837.8)	(2,910.4)

Non-current liabilities		913.2	772.4
Provision for environmental rehabilitation	11	682.6	553.4
Deferred tax liability	18.2	193.2	163.7
Employee benefits	19	37.4	40.6
Finance lease obligation	10	-	14.7

Current liabilities		458.2	320.7
Trade and other payables	16	419.2	303.3
Employee benefits	19	22.6	13.2
Finance lease obligation	10	11.0	-
Current tax liability		5.4	4.2

TOTAL LIABILITIES		1,371.4	1,093.1

TOTAL EQUITY AND LIABILITIES		4,060.0	2,360.4

The accompanying notes are an integral part of these consolidated financial statements.

		Stated
		share	Other	Retained	Total
Amounts in R million	Note	capital	reserves[1]	earnings	equity

Balance at June 30, 2016		4,177.7	140.2	(2,978.3)	1,339.6

Total comprehensive income
Profit for the year				13.7	13.7
Other comprehensive income	25.2			(0.3)	(0.3)

Transactions with the owners of the parent
Dividend on ordinary share capital	21.2			(50.6)	(50.6)
Available for sale and other reserves transferred to retained earnings			(140.2)	140.2	-

Balance at June 30, 2017		4,177.7	-	(2,875.3)	1,302.4

Total comprehensive income
Profit for the year				6.5	6.5
Other comprehensive income	25.2			0.6	0.6

Transactions with the owners of the parent
Dividend on ordinary share capital	21.2			(42.2)	(42.2)

Balance at June 30, 2018		4,177.7	-	(2,910.4)	1,267.3

Total comprehensive income
Profit for the year				78.5	78.5
Other comprehensive income	25.2			(5.9)	(5.9)

Transactions with the owners of the parent
Equity instruments issued as purchase consideration for the FWGR Acquisition	4	895.7	453.6		1,349.3
Share issue expenses		(0.3)			(0.3)
Treasury shares acquired through subsidiary	21.1	(0.3)			(0.3)

Balance at June 30, 2019		5,072.8	453.6	(2,837.8)	2,688.6
Note		21.1

1 Other reserves include share-based payment reserve and shareholder contribution reserve (refer note 4)

The accompanying notes are an integral part of these consolidated financial statements.

Amounts in R million	Note	2019	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	14	282.0	222.9	21.5
Finance income received		16.8	21.9	23.8
Finance expenses paid		(9.3)	(3.5)	(3.7)
Income tax paid		(1.2)	(7.5)	10.0
Net cash inflow from operating activities		288.3	233.8	51.6

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(347.4)	(125.9)	(110.6)
Environmental rehabilitation payments to reduce decommissioning liabilities	11	(16.6)	(21.5)	(11.6)
Proceeds on disposal of property, plant and equipment	6.2	5.8	7.0	20.5
Funds received from environmental obligation funds	12	55.2	-	-
Other		-	-	5.0
Net cash outflow from investing activities		(303.0)	(140.4)	(96.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings raised	22	192.0	-	-
Borrowings paid	22	(192.0)	-	-
Initial fees incurred on borrowings	22	(3.6)	-	-
Repayment of finance lease obligation		(3.7)	(2.8)	(2.4)
Share issue expenses		(0.3)	-	-
Acquisition of treasury shares	21.1	(0.3)	-	-
Dividends paid on ordinary share capital	21.2	-	(42.2)	(50.6)
Net cash outflow from financing activities		(7.9)	(45.0)	(53.0)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(22.6)	48.4	(98.1)
Cash and cash equivalents at the beginning of the year		302.1	253.7	351.8
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	13	279.5	302.1	253.7

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

Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB). The consolidated financial statements were approved by the board for issuance on October 31, 2019.

Functional and presentation currency

The functional and reporting currency of DRDGOLD and its subsidiaries is South African rand. The amounts in these consolidated financial statements are rounded to the nearest million unless stated otherwise. Significant exchange rates applied during the year are set out in the table below:

South African rand / US dollar	2019	2018	2017
Spot rate at year end	14.07	13.72	13.05
Average rate for the financial year	14.18	12.85	13.59

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

NOTE 4        ACQUISITION OF ASSETS AND LIABILITIES

NOTE 10      PROPERTY, PLANT AND EQUIPMENT

NOTE 11      PROVISION FOR ENVIRONMENTAL REHABILITATION

NOTE 18      INCOME TAX

NOTE 25.1   PAYMENTS MADE UNDER PROTEST

Information about significant judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are included in the notes:

NOTE 4        ACQUISITION OF ASSETS AND LIABILITIES

NOTE 10      PROPERTY, PLANT AND EQUIPMENT

NOTE 25.1   PAYMENTS MADE UNDER PROTEST

NOTE 26      CONTINGENT ASSETS AND LIABILITIES

3     NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

New standards, amendments to standards and interpretations effective for the year ended 30 June 2019

During the financial period, the following new and revised accounting standards, amendments to standards and new interpretation were adopted by the Group:

IFRS 2 Share-based payment amendments (Effective date 1 July 2018)

The amendment to IFRS 2 did not have an impact on the Group as market and non-vesting conditions are being taken into account in measuring its fair value and the number of awards to receive cash is already adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions.

IFRS 9 Financial Instruments (Effective date 1 July 2018)

The standard sets out requirements for recognising and measuring financial instruments. It also introduced three new classifications for financial assets: Amortised cost, fair value through profit or loss and fair value through other comprehensive income. The following changes have occurred as a result:

Classification and measurement of financial assets and financial liabilities

There are 3 categories of financial assets under IFRS 9: Financial assets at amortised cost, fair value through profit or loss and fair value through other comprehensive income. These categories replace the following categories under IAS 39: Held to maturity, loans and receivables and available for sale. There have been no significant changes to the measurement of financial liabilities.

This has had the following impact on the Group:

•        investments in listed and unlisted shares have been designated as equity instruments at fair value through other comprehensive income. As a result fair value adjustments for the current year are included and presented in other comprehensive income as items that will not be reclassified to profit or loss (refer to note 25.2) unlike previously permitted under IAS 39. A significant consideration made in making this designation is that it is the DRDGOLD’s business model to retain an interest in the entities for strategic reasons rather than for trade. As such IFRS 9’s new requirement in making such a designation that changes in fair value of the investment will never find their way into profit or loss would be appropriate;

•        there has been no change in the accounting of other financial assets and financial liabilities as a result of the new classifications under IFRS 9. The Group has the following other financial assets:

☐    Cash and cash equivalents included in environmental rehabilitation obligation funds (refer note 12) for nature thereof;

☐    Cash and cash equivalents (refer note 13) for nature thereof; and

☐    Trade and other receivables (refer note 15) for nature thereof;

The business model of the Group is to hold these financial assets to obtain payment in accordance with the contract with the counterparty and such payments comprise solely of payments of principal and interest. These financial assets are therefore classified as financial assets measured at amortised cost and their measurement remained largely unchanged from their previous classifications under IAS 39. The Group does not enter into hedging arrangements unless necessitated by increased liquidity risk brought into the Group. There were no material hedging arrangements entered into at 1 July 2018.

The following table summarises the impact of transition to IFRS 9 on the classification of financial assets and financial liabilities at 1 July 2018:

Financial Assets Amounts in R million	Note	IAS 39 classification	IFRS 9 classification	Carrying amount under IAS 39	Carrying amount under IFRS 9
Cash and cash equivalents in environmental rehabilitation trust funds	12	Loans and receivables	Financial asset at amortised cost	118.0	118.0
Cash and cash equivalents	13	Loans and receivables	Financial asset at amortised cost	302.1	302.1
Trade and other receivables excluding Value Added Tax and prepayments	15	Loans and receivables	Financial asset at amortised cost	32.2	32.2
Investments in other entities	25.2	Available-for-sale financial assets	Fair Value through other comprehensive income	9.4	9.4
Total Financial Assets				461.7	461.7

3   NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS continued

New standards, amendments to standards and interpretations effective for the year ended 30 June 2019 continued

IFRS 9 Financial Instruments (Effective date 1 July 2018) continued

Classification and measurement of financial assets and financial liabilities continued

Financial Liabilities Amounts in R million	Note	IAS 39 classification	IFRS 9 classification	Carrying amount under IAS 39	Carrying amount under IFRS 9
Trade and other payables excluding payroll accruals, accrued leave pay and provision for performance-based incentives	16	Financial liability at amortised cost	Financial liability at amortised cost	227,0	227,0
Total Financial Liabilities				227,0	227,0

Impairment of Financial Assets

The method of determining impairment of other receivables has changed to reflect the “expected credit loss” model. Management has made an assessment of the magnitude of the changes to the impairment model and although the application of the expected credit loss model resulted in an increase in the impairment allowance, the increase was not material for the Group.

Amounts in R million
Loss allowance as at 30 June 2018 under IAS 39	9.2
Impairment recognised on other receivables at 1 July 2018 included in operating costs	3.2
Loss allowance as a 1 July 2018 under IFRS 9	12.4

The Group elected to use the exemption not to restate comparative information for prior periods with respect to classification and measurement requirements. The standard has not had a material impact and therefore no adjustments have been recognised in retained earnings and reserves as at 1 July 2018 and no restatement has been made.

The amended accounting policies are included in the following notes:

Note 12      INVESTMENT IN ENVIRONMENTAL REHABILITATION OBLIGATION FUNDS

Note 13      CASH AND CASH EQUIVALENTS

Note 15      TRADE AND OTHER RECEIVABLES

Note 25.2      INVESTMENT IN OTHER ENTITIES

Note 27      FINANCIAL INSTRUMENTS

IFRS 15 Revenue from contracts with customers (Effective date 1 July 2018)

The standard contains a single model that applies to contracts with customers.

The Group has assessed that there is no impact on adopting IFRS 15 Revenue from contracts with customers, and revenue recognition remains unchanged as follows:

• the Group only has one performance obligation that is to deliver gold and silver to the buyer

• the transaction price is based on the London Bullion Market Association Gold and Silver price and the entire transaction price is allocated to the one performance obligation;

• Rand Refinery Limited (“Rand Refinery”) is assessed as being an agent, selling gold and silver on behalf of the Group; and

• revenue is recognised at a point in time, i.e, on the date that control of gold and silver passess to the buyer, which is the date on which Rand Refinery sells the gold and silver on the Group’s behalf , i.e. the date the performance obligation is satisfied. This is the same date as when significant risks and rewards passes under IAS 18 Revenue.

The Group adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognised at the date of initial application (i.e. 1 July 2018). Accordingly, the information presented for 2018 has not been restated, i.e., it is presented, as previously reported, under IAS 18 and related interpretations.

A disaggregation of revenue between gold and silver and by operating segment is presented in the following notes:

Note 5        REVENUE

Note 23      OPERATING SEGMENTS

3   NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS continued

New standards, amendments to standards and interpretations not yet effective

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

IFRS 16 Leases (Effective date 1 July 2019)

This standard sets out the principles for recognition, measurement, presentation and disclosures for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). The standard supersedes the previous leases standard, IAS 17 Leases and related interpretations. The standard has one model for lessees which contains increased focus on the assessment of whether a transaction is a lease. Lessees will now recognise most leases on the statement of financial position and are required to recognise right-of-use assets and lease liabilities arising from lease contracts with additional disclosures about leasing arrangements.

The Group has assessed the estimated impact of adopting the standard on 1 July 2019.

The Group has identified the following material lease contracts which it is party to as a lessee, for which a right of use assets and lease liabilities will be recognised:

•             Property rentals;

•             Equipment hire; and

•             Vehicle fleet

Based on the information currently available, the Group estimates that it will recognise right of use assets and lease liabilities between R19 million and R35 million which was calculated as follows:

•             The remaining minimum lease payments from the date of adoption to the end of the lease term;

•             Applying an incremental borrowing rate, which was mainly based on the interest charge on current external borrowings to calculate the present value of these minimum lease payments; and

•             Various sensitivities were performed on the incremental borrowing rate and the sensitivities indicated no significant impact in the change in the present value

The right of use asset will subsequently be measured under the cost model as set out in IAS 16 Property, Plant and Equipment and the lease liability will be subsequently measured at amortised cost, and therefore an interest charge will be recognised over the lease term and the liability will be decreased by the lease payments. This will have the effect of no longer recognising the expenses related to the lease as operating expenses. Furthermore, the payments of leases will no longer be classified as outflows from operating activities but outflows from financing activities. There will be no impact on DRDGOLD’s current debt covenant arrangement on the Revolving Credit Facility (“RCF”).   No significant changes have been included for lessors

DRDGOLD plans to transition to IFRS 16 by applying the modified retrospective method which has the following implications:

•             No restatement of comparative information. Instead, the cumulative effect of initially applying IFRS 16 will be recognised by adjusting the opening balance of retained earnings at the date of initial application; and

•             The incremental borrowing rate used to calculate the estimated range of the lease liability is 8.31% - 12.31%.

DRDGOLD currently has one lease classified as a finance lease under IAS 17 (refer to note 10 for further information). DRDGOLD has elected to recognise a right of use asset measured initially at the previous carrying amount of this lease under IAS 17 and a lease liability measured at the previous carrying amount of the lease liability under IAS 17. Subsequently, the lease will be accounted for IFRS 16. This lease has been excluded in the range provided above.

DRDGOLD also plans to recognise the right of use assets at an amount equal to the lease liability at 1 July 2019; and will apply the following judgements and practical expedients:

•             Leases for which the underlying asset is of low value;

•             Short term leases;

•             Where a lease contains a termination option, exercisable at DRDGOLD’s discretion, and the termination option will not be exercised, after considering the nature of the asset and the practicality of purchasing the asset or leasing it from an alternative supplier on a lease by lease basis;

•             Where a lease is on a month to month basis, the lease term is limited to one month’s enforceable period, therefore that lease is excluded from the lease population; and

•             Where a contract includes a renewal clause, management has concluded that the lease will be renewed for a period calculated based on historical renewal behavior, considering the strategic nature of that asset.

IFRS 16 contains numerous additional disclosures which may be required for the 2020 financial year.

3   NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS continued

New standards, amendments to standards and interpretations not yet effective continued

IFRIC 23 Uncertainty over Income Tax Treatments (Effective date 1 July 2019)

IFRIC 23 clarifies the accounting for income tax treatments that have yet to be accepted by tax authorities. Specifically, IFRIC 23 provides clarity on how to incorporate this uncertainty into the measurement of tax as reported in the financial statements.

IFRIC 23 does not introduce any new disclosures but reinforces the need to comply with existing disclosure requirements about:

•             judgments made;

•             assumptions and other estimates used; and

the potential impact of uncertainties that are not reflected.

Annual Improvements to IFRS Standards 2015/2017 Cycle various standards (effective 1 July 2019)

As part of its process to make non-urgent but necessary amendments to IFRS, the IASB has issued the Annual Improvements to IFRS Standards 2015–2017 Cycle. These will not have a material impact on the Group.

Definition of Material (Amendments to IAS 1 and IAS 8) (Effective 1 July 2020)

The amendment clarifies the definition of material to make it easier to understand and provides guidance on how the definition should be applied. The changes in the definition now ensures that the definition is consistent across all IFRS standards and the Conceptual Framework.

•       Old definition (IAS 1): Omissions or misstatements of items are material if they could, individually or collectively, influence the economic decisions that users make on the basis of the financial statements;

•       New definition: Information is material if omitting, misstating or obscuring it could reasonable be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The definition of material omissions or misstatements from IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors has been removed.

The final assessment of the impact of the amendment will be finalised in due course.

Amendments to References to Conceptual Framework in IFRS Standards (Effective 1 July 2020)

The IASB decided to revise the Conceptual Framework because certain important issues were not covered and certain guidance was unclear or out of date. The revised Conceptual Framework, issued by the IASB in March 2018, includes:

•            New concepts on measurement including factors to be considered when selecting the measurement basis;

•            New concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income;

•            New guidance on when assets and liabilities are removed from financial statements;

•            Updated definitions of an asset and liability;

•            Updated recognition criteria for including assets and liabilities in financial statements; and

Clarified the concepts of prudence, stewardship, measurement uncertainty and substance over form.

The IASB also updated references to the Conceptual Framework in IFRS Standards by issuing Amendments to References to the Conceptual Framework in IFRS Standards. The Group is in the process of evaluating what impact these will have on the Group.

Definition of a Business (Amendments to IFRS 3) (Effective 1 July 2020)

Defining a business is important because the financial reporting requirements for the acquisition of a business are different from the requirements for the purchase of a group of assets that does not constitute a business. The proposed amendments are intended to provide entities with clearer application guidance to help distinguish between a business and a group of assets when applying IFRS 3.

In October 2018 the IASB issued this amendment to make it easier for companies to decide whether activities and assets they acquire are a business or merely a group of assets. The amendments:

•       confirm that a business must include inputs and a process, and clarified that: (i) the process must be substantive and (ii) the inputs and process must together significantly contribute to creating outputs.

•       narrow the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs; and

•       add a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020 and to asset acquisitions that occur on or after the beginning of that period. Earlier application is permitted.

4	ACQUISITION OF ASSETS AND LIABILITIES

SIGNIFICANT ACCOUNTING JUDGEMENTS

The assessment of whether the acquisition of the assets and liabilities by DRDGOLD Limited (DRDGOLD) constituted an acquisition of assets under IFRS 2 Share-based payment or a business combination under IFRS 3 Business Combinations required the exercise of judgement due to the application of the business definition under IFRS 3 Business Combinations to the nature of the assets. Key judgements made in the conclusion that the acquisition did not meet the definition of a business under IFRS 3 Business Combinations include that DP2 required decommissioning and reconfiguration from processing hard rock material to tailings material, thus outputs couldn’t be produced at acquisition date; the workforce acquired did not have the required skill or ability to process tailings and were required to be trained with DRDGOLD’s intellectual property; and that Sibanye-Stillwater did not process any tailings through the DP2 or DP3 plants and neither could DRDGOLD at acquisition date, without reconfiguring the assets acquired.

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES

Fair value of the assets and liabilities

The fair value of the assets was determined using the income approach present value technique by applying a nominal discounted future cash flow model which was based on the Phase 1 and Phase 2 project plan for the assets, determined with the assistance of an independent expert. These calculations require use of assumptions and estimates and are inherently uncertain and could materially change over time. These assumptions and estimates include mineral reserves and resource estimates, production estimates, spot and future gold prices, foreign currency exchange rates, discount rates, estimates of costs to produce, future capital expenditure and the timing of cash flows in determining the fair value. The model was based on a forward-looking gold price of R562,481 per kilogram in year one and operating costs escalating at an average of approximately 5.7% a year over a discount period of 20 years  and a risk adjusted discount rate based on the nominal weighted average cost of capital of 15.03%. The discounted cash flow model is highly sensitive to changes in the forward-looking gold price and discount rate.

Sensitivities

A 1.1% increase/decrease in the gold price increases/decreases the net present value of property, plant and equipment by R100 million.

A 0.7% increase/decrease in the discount rate decreases/increases the net present value of property, plant and equipment by R100 million.

The fair value of the future environmental cost was determined with the assistance of an independent expert and was based on environmental management plans of Phase 1 and Phase 2 of the project which were developed in accordance with regulatory requirements. An average discount rate of 8.65% and average inflation rate of 5.7% and a discount period of 14 years, were used in the calculation of the estimated net present value of the rehabilitation liability.

ACCOUNTING POLICIES

Asset acquisition

The IFRS applicable for this transaction is IFRS 2 Share-based payment, as it represents a receipt of goods (assets) in exchange for equity instruments of DRDGOLD. The consequence thereof is that the assets and liabilities are recognised at their fair value using principles under IFRS 13 Fair Value Measurement. A corresponding increase in equity is also recognised. No deferred tax is recognised on the transaction as it has not been accounted for as a business combination under IFRS 3 Business Combinations, and therefore the initial recognition exemption applies in terms of IAS 12 Income Taxes.

Share-based payment reserve

The option granted to Sibanye-Stillwater on the effective date of the transaction is accounted for as an equity settled share-based payment under IFRS 2 Share-based payment, along with the acquisition of the assets and liabilities, as the option was issued at the same time of acquisition transaction, was entered into in contemplation of the transaction and the grant of the option in itself would not have been accomplished as a single transaction.

The fair value was determined at grant date which is the same date as the date of the acquisition transaction. The option has no vesting conditions and therefore full fair value is recognised to equity and the corresponding entry allocated to the acquired assets and liabilities. On settlement of the option or if the option is not exercised by maturity date no further adjustment is made.

Shareholder contribution reserve

The shareholder contribution reserve represents the excess of the fair value of assets and liabilities acquired over the fair value value of equity instruments issued.

4	ACQUISITION OF ASSETS AND LIABILITIES continued

Effective 31 July 2018, DRDGOLD acquired gold assets and liabilities associated with Sibanye Gold Limited trading as Sibanye-Stillwater’s (“Sibanye-Stillwater”) West Rand Tailings Retreatment Project, subsequently renamed Far West Gold Recoveries Proprietary Limited (“FWGR”) (“FWGR Acquisition”).

As purchase consideration for this acquisition, DRDGOLD issued 265 million new ordinary shares equal to 38.05% of DRDGOLD’s outstanding shares to Sibanye-Stillwater and granted Sibanye-Stillwater an option to subscribe for new ordinary shares up to a total of 50.1% of the total issued ordinary shares of DRDGOLD at a 10% discount to the prevailing market value, to be exercised within two years from the effective date of the acquisition.

The transaction has been accounted for under IFRS 2 Share-based Payment as it represents a receipt of goods in exchange for equity instruments of DRDGOLD. The consequence thereof is that the assets and liabilities are recognised at their fair value using principles under IFRS 13 Fair Value Measurement as they are identifiable, and their fair value can be reliably measured. A corresponding increase in equity is also recognised. Included in equity is the fair value of the option using a binomial tree option pricing model which was based on a DRDGOLD spot share price of R3.38, an exercise price modelled using the 10% discount to the prevailing DRDGOLD share price throughout the two years to maturity date of 31 July 2020, a dividend yield of 0.69% per annum and volatility of 55.44%. Volatility was estimated using the historical DRDGOLD share price at the grant date. It is measured as the annualised standard deviation of the daily log-returns of a DRDGOLD share.

The fair value of property, plant and equipment was determined using the income approach present value technique by applying a nominal discounted cash flow model. The significant inputs to establish the cash flows as well as the timing thereof, were based mainly on the mineral reserves and resources estimates, estimates costs to produce and future capital expenditure as reported in the Competent Person’s report for the West Rand Tailings Retreatment Project. The model was based on a forward-looking gold price of R562 481 per kilogram in year one, and operating costs escalating at an average of approximately 5.7% per annum over a discount period of 20 years, and a risk adjusted discount rate based on the nominal weighted average cost of capital of 15.03%. The discounted cash flow model is highly sensitive to changes in the forward-looking gold price and discount rate.

The fair value of investments in rehabilitation obligation funds approximated its carrying value due to the short-term nature of the investments.

The at-acquisition environmental rehabilitation liability was estimated based on fair value (i.e. what a market participant would pay for the liability). It was determined with the assistance of an independent expert and discounted to its net present value.

No deferred tax has been recognised on the acquisition as it has not been accounted for as a business combination under IFRS 3 Business Combinations, and therefore the initial recognition exemption applies in terms of IAS 12 Income Taxes.

The values at acquisition included:

Amounts in R million	Note	2019

Property, plant and equipment	10	1,225.6
Investment in rehabilitation obligation funds	12	360.4
Inventories		14.2
Provision for environmental rehabilitation	11	(247.4)
Trade and other payables		(3.5)

Fair value of assets and liabilities acquired		1,349.3

Purchase consideration paid for assets and liabilities acquired		1,349.3
Ordinary shares issued at market value	21.1	895.7
Option issued		35.5
Shareholder contribution - excess of fair value of assets and liabilities acquired over market value of ordinary shares and option issued		418.1

5	REVENUE

ACCOUNTING POLICIES

Revenue comprise the sale of gold bullion and silver bullion (produced as a by-product).

The adoption of IFRS 15 from 1 July 2018 had no impact on revenue recognition of the Group.

Accounting policy before 1 July 2018

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

Accounting policy after 1 July 2018

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is measured based on the consideration specified in a contract with the customer, which is based on the London Bullion Market fixing price on the date when it transfers control over the goods to the customer.

The Group recognises revenue at a point in time when Rand Refinery, acting as an agent for the sale of all gold produced by the Group, delivers the Gold to the buyer and the sales price is fixed, as evidenced by the certificate of sale. Rand Refinery is contractually obliged to make payment to the Group within two business days after the sale of the gold and silver and therefore no significant financing component exists.

Amounts in R million	2019	2018	2017

Gold revenue	2,758.8	2,486.4	2,336.1
Silver revenue	3.3	4.0	3.8
Total revenue	2,762.1	2,490.4	2,339.9

A disaggregation of revenue by operating segment is presented in note 23 OPERATING SEGMENTS.

MARKET RISK

Commodity price sensitivity

Combined impact of both US Dollar price of gold and South African Rand/US Dollar exchange rate

The Group's profitability and the cash flows are primarily affected by changes in the market price of gold which is sold in US Dollars and then converted to Rand. The Group did not enter into forward sales of gold production, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production during the year, other than as described in note 6.2.

A change of 10% in the average Rand gold price received during the financial year would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant and specifically excludes the impact on income tax.

Amounts in R million	2019	2018	2017

10% increase in the Rand gold price	276.2	249.0	234.0
10% decrease in the Rand gold price	(276.2)	(249.0)	(234.0)

6	RESULTS FROM OPERATING ACTIVITIES

6.1	COST OF SALES

Amounts in R million	Note	2019	2018	2017

Cost of sales		(2,553.9)	(2,347.7)	(2,307.9)
Operating costs (a)		(2,471.1)	(2,207.1)	(2,109.3)
Movement in gold in process and finished inventories - Gold Bullion		32.6	24.5	4.8
Depreciation	10	(169.1)	(168.0)	(179.8)
Change in estimate of environmental rehabilitation	11	60.0	2.9	(0.6)
Retrenchment costs (b)		(6.3)	-	(23.0)

(a) Operating costs
The most significant components of operating costs include:
Consumable stores		(866.5)	(784.6)	(783.9)
Labour including short term incentives		(476.7)	(417.4)	(351.0)
Electricity		(399.4)	(369.0)	(344.2)
Specialist service providers		(437.1)	(326.9)	(299.7)
Water		(44.1)	(49.9)	(71.1)
Pre-production costs capitalised	10	93.7	-	-

(b) Retrenchment costs
Voluntary staff retrenchments		(6.3)	-	(23.0)

RELATED PARTY TRANSACTIONS

Sibanye-Stillwater and its subsidiaries and associates, including Rand Refinery (refer note 25.2) in which Sibanye-Stillwater holds a 44.4% interest and hence is an associate of Sibanye-Stillwater, became related parties to the Group on 31 July 2018 when the FWGR Acquisition (refer note 4) became unconditional. DRDGOLD issued 265 million new ordinary shares (38.05% of its outstanding shares) and an option to subscribe for new ordinary shares up to a total of 50.1% of the total issued ordinary shares of DRDGOLD as purchase consideration for these assets.

On the same date FWGR entered into a smelting agreement with Sibanye-Stillwater to smelt and recover gold from gold loaded carbon produced at FWGR, and deliver the gold to Rand Refinery. As consideration for this service, Sibanye-Stillwater receives a fee based on the smelting costs plus 10% of the smelting costs.

Rand Refinery performs the final refinement and marketing of all gold and silver produced by the Group. As consideration for this service, Rand Refinery receives a variable refining fee plus fixed marketing and administration fees.

All transactions and outstanding balances with related parties are to be settled in cash within 30 days of the invoice date. None of the balances is secured. No expense has been recognised in the current year as a credit loss allowance in respect of amounts charged to related parties.

Amounts in R million	2019

Services rendered by related parties and included in operating costs:
Supply of water and electricity[1]	16.9
Gold smelting and related charges[1]	12.9
Toll treatment charges[2]	(6.5)
Gold refining and related charges[3]	3.6
26.9
1 Supplied by Sibanye-Stillwater to FWGR
2 In August 2018 FWGR processed material on behalf of Sibanye-Stillwater in terms of a toll treatment agreement and recovered the related costs from Sibanye-Stillwater
3 Supplied by Rand Refinery to the Group subsequent to July 31, 2018 (refer note 5)

6.2	OTHER INCOME

ACCOUNTING POLICIES

Other income is recognised where it is probable that the economic benefits associated with a transaction will flow to the Group and it can be reliably measured.

Other income is generally income earned from transactions outside the course of the Group’s ordinary activities and may include gains on disposal of property, plant and equipment and gains on financial instruments at fair value through profit or loss.

Amounts in R million	2019	2018	2017

Gain on disposal of property, plant and equipment (a)	5.8	-	12.9
Gain on financial asset at fair value through profit or loss (b)	2.1	-	-
	7.9	-	12.9

(a) Gain on disposal of property, plant and equipment

In December 2018 DRDGOLD concluded revised agreements to dispose certain of East Rand Proprietary Mines Limited's ("ERPM") underground assets to OroTree Limited (“OroTree”). The revised agreements consisted of a disposal of ERPM's underground mining and prospecting rights and an option agreement, at the sole discretion of OroTree, to purchase the underground mining infrastructure exercisable on or before 30 June 2019.

The disposal of the underground mining and prospecting rights was concluded in the second half of the financial year ended 30 June 2019. OroTree did not exercise its option to purchase the underground mining infrastructure and a non-refundable amount of USD0.5 million that was paid by OroTree was recognised as a gain on disposal of property, plant and equipment.	5.8	-	12.9

(b) Gain on financial asset at fair value through profit or loss

In September 2018, DRDGOLD entered into a zero-cost collar with respect to 50 000 ounces of gold with a floor of R565 000/kg and a ceiling of approximately R609 000/kg, spread equally over eight months expiring at the end of May 2019.

The collar was entered into to mitigate the liquidity risk brought about by the medium-term borrowings secured for the development of Phase 1 of FWGR.	2.1	-	-

6.3	ADMINISTRATION EXPENSES AND OTHER COSTS

Amounts in R million	Note	2019	2018	2017

Included in administration expenses and other costs are the following:
Increase in Long-Term Incentive ("LTI") liability	19.1	(21.4)	(17.2)	(10.0)
Transactions costs incurred related to the acquisition of FWGR		-	(9.0)	-
Loss on disposal of property, plant and equipment		-	(0.6)	-

7	FINANCE INCOME

ACCOUNTING POLICY

Finance income includes interest received, growth in cash and cash equivalents in environmental rehabilitation trust funds, growth in the reimbursive right for environmental rehabilitation guarantees and the unwinding of the Payments made under protest.

Amounts in R million	Note	2019	2018	2017

Interest on financial assets measured at amortised cost	13	17.0	21.8	23.6
Growth in cash and cash equivalents in environmental rehabilitation trust funds	12	30.5	7.5	7.5
Growth in reimbursive right for environmental guarantees	12	7.8	8.8	8.9
Unwinding of Payments made under protest	25.1	3.0	0.7	-
		58.3	38.8	40.0

8	FINANCE EXPENSE

ACCOUNTING POLICY

Finance expenses comprise interest payable on financial instruments measured at amortised cost calculated using the effective interest method, unwinding of the provision for environmental rehabilitation, interest on finance leases and the discount recognised on Payments made under protest.

Amounts in R million	Note	2019	2018	2017

Interest on financial liabilities measured at amortised cost	22	(10.2)	-	-
Interest on financial liabilities measured at amortised cost capitalised	10	9.4	-	-
Unwinding of provision for environmental rehabilitation	11	(66.3)	(45.6)	(46.5)
Discount recognised on Payments made under protest	25.1	(6.5)	(8.8)	-
Other finance expenses		(4.8)	(4.0)	(5.7)
		(78.4)	(58.4)	(52.2)

9	EARNINGS PER SHARE

	Amounts in R million		2019	2018	2017

	Basic earnings
	The calculation of basic earnings per ordinary share is based on the following:
	Profit for the year		78.5	6.5	13.7

	Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares

	Number of shares	Note	2019	2018	2017

	Weighted average number of ordinary shares in issue		664,553,283	422,068,696	422,068,696
	Option granted to Sibanye-Stillwater to acquire up to 50.1% ordinary shares	21	15,387,695	-	-
	Diluted weighted average number of ordinary shares		679,940,978	422,068,696	422,068,696

	SA cents per share		2019	2018	2017

	Basic earnings per share		11.8	1.5	3.2
	Diluted earnings per share		11.5	1.5	3.2

10	PROPERTY, PLANT AND EQUIPMENT

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES

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

Date of commercial production

The Company assesses the stage of the construction project to determine when the project moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each construction project. The Company considers various relevant criteria to assess when the construction project is substantially complete, ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to the following:

• the level of capital expenditure compared to the construction cost estimates;

• the required technical specifications of assets being constructed;

• ability to produce metal in saleable form (within specifications); and

• ability to sustain commercial levels of production of metal.

Impairment of property, plant and equipment

The Group has two cash generating units ("CGUs") – Ergo and FWGR. The value in use of each individual CGU is estimated using discounted future cash flows based on the respective CGU’s life-of-mine plan. These calculations require the use of assumptions and estimates and are inherently uncertain and could change materially over time. These assumptions and estimates include the market capitalisation of the Group, mineral reserves and resource estimates, production estimates, spot and future gold prices, foreign currency exchange rates, discount rates, estimates of costs to produce and future capital expenditure in determining the recoverable amount. No impairment indicators were identified relating to FWGR. The shortfall in Ergo’s production was however considered as an impairment indicator for Ergo. The estimated recoverable amount of Ergo mining assets is based on updated life-of-mine plans, an average gold price of R629,404 per kilogram (2018: R550,411 per kilogram) in year one escalating at an average of approximately 5.6% (2018: 5.8%) a year over the eleven-year life-of-mine, (2018: twelve-year life-of-mine), and discounted at a weighted average cost of capital of 13.7% (2018: 11.2%).

Sensitivity analysis

The Group would begin impairment of the Ergo mining assets if the discount rate were to increase from 13.7% to 20.1%, or a 7.0% decrease in budgeted gold production or a 3% decrease in the rand gold price over the remaining life of the operation. The above sensitivities do not include a positive terminal value, relating to the disposal of any assets at the end of the useful life.

10	PROPERTY, PLANT AND EQUIPMENT continued

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

Cost includes expenditure that is directly attributable to the acquisition or construction of the asset, borrowing costs capitalised, as well as the costs of dismantling and removing an asset and restoring the site on which it is located. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Exploration and evaluation costs are capitalised as exploration assets on a project-by-project basis, pending determination of the technical feasibility and commercial viability of the project.

Exploration assets comprise of costs of acquiring prospecting rights and generally consists of associated costs to convert a mineral resource to a mineral reserve. The process involves drilling, sampling and other processes necessary to evaluate the technical feasibility and commercial viability of a mineral resource to prove whether a mineral reserve exists. Costs are capitalised to the extent that they are directly attributable exploration expenditure and classified separately as property, plant and equipment, on a project by project basis. Once a mineral reserve is determined, the asset attributable to the mineral reserve is tested for impairment and then reclassified to another appropriate class of assets. Once reclassified, depreciation  commences when the assets are available for use.

Preproduction costs

The Group capitalises costs incurred and revenues earned before the date of commercial production to the extent that the costs and revenues are directly attributable to the assets under construction within a construction project to bring the assets to the location and condition necessary for its intended use. The Group ceases to capitalise these costs when the assets are capable of commercial production.

Borrowing costs capitalised

Interest on borrowings relating to the financing of qualifying major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

Depreciation

Depreciation of mine plant facilities and equipment, as well as mining property and development (including mineral rights) are calculated using the units of production method which is based on the life-of-mine of each site. The life-of-mine is primarily based on proved and probable mineral reserves. It reflects the estimated quantities of economically recoverable gold that can be recovered from reclamation sites based on the estimated gold price. Changes in the life-of-mine will impact depreciation on a prospective basis. The life-of-mine is prepared using a methodology that takes account of current information to assess the economically recoverable gold from specific reclamation sites and includes the consideration of historical experience.

The depreciation method, estimated useful lives and residual values are reassessed annually and adjusted if appropriate. Any changes to useful lives may affect prospective depreciation rates and asset carrying values. The current estimated useful lives for mine property and development, as well as mine plant facilities and equipment are based on the life-of-mine of each site, currently between three (2018: four; 2017: two) and 11 (2018: 12; 2017: 12) years for Ergo mining assets and between five and 15 years for FWGR mining assets.

Impairment

The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The key assets of a surface retreatment operation which constitutes a CGU are a reclamation site, a metallurgical plant and a tailings storage facility. These key assets operate interdependently to produce gold. The Ergo and FWGR operations each have separately managed and monitored reclamation sites, metallurgical plants and tailings storage facilities and are therefore separate CGUs.

10	PROPERTY, PLANT AND EQUIPMENT continued

ACCOUNTING POLICIES continued

Impairment continued

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The recoverable amount was determined by estimating the value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

Exploration assets

Exploration assets consists of costs of acquiring rights, activities associated with converting a mineral resource to a mineral reserve - the process thereof includes drilling, sampling and other processes necessary to evaluate the technical feasibility and commercial viability of a mineral resource to prove whether a mineral reserve exists. Exploration assets also include geological, geochemical and geophysical studies associated with prospective projects and tangible assets which comprise of property, plant and equipment used for exploratory activities. Depreciation for such assets is capitalised to exploration assets. Costs are capitalised to the extent that they are directly attributable exploration expenditure and classified separately as property, plant and equipment, on a project by project basis. Once a mineral reserve is determined or the project ready for development, the asset attributable to the mineral reserve or project is tested for impairment and then reclassified to another appropriate class of assets. Depreciation commences when the assets are available for use.

Leased assets

Upon initial recognition, the leased asset is measured at an amount equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in the same manner as owned property, plant and equipment.

Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Amounts in R million	Note	Mine plant facilities and equipment (c)	Mine property and development	Exploration assets	Total

June 30, 2019
Cost		2,156.2	2,106.8	256.7	4,519.7
Opening balance		1,689.5	1,264.5	77.3	3,031.3
FWGR acquisition	4	198.4	849.9	177.3	1,225.6
Additions (a)		284.5	66.7	2.5	353.7
Borrowing cost capitalised (b)	22	9.4	-	-	9.4
Disposals		(1.6)	(1.7)	-	(3.3)
Change in estimate of decommissioning asset	11	(24.0)	(75.3)	2.3	(97.0)
Transfers between classes of property, plant and equipment		-	2.7	(2.7)	-
Accumulated depreciation and impairment		(909.9)	(824.8)	(9.7)	(1,744.4)
Opening balance		(815.4)	(753.5)	(9.7)	(1,578.6)
Depreciation	6.1	(96.1)	(73.0)	-	(169.1)
Disposals		1.6	1.7	-	3.3

Carrying value		1,246.3	1,282.0	247.0	2,775.3

June 30, 2018
Cost		1,689.5	1,264.5	77.3	3,031.3
Opening balance		1,667.6	1,230.0	77.4	2,975.0
Additions		82.5	40.2	3.4	126.1
Disposals		(56.3)	(17.4)	-	(73.7)
Change in estimate of decommissioning asset	11	(4.3)	11.7	(3.5)	3.9
Accumulated depreciation and impairment		(815.4)	(753.5)	(9.7)	(1,578.6)
Opening balance		(760.8)	(706.9)	(9.7)	(1,477.4)
Depreciation	6.1	(104.3)	(63.7)	-	(168.0)
Disposals		49.7	17.1	-	66.8

Carrying value		874.1	511.0	67.6	1,452.7

10	PROPERTY, PLANT AND EQUIPMENT continued

(a)  Additions

Included in additions is R330.7 million incurred to develop Phase 1 of FWGR. These additions include R4.8 million pre-production costs capitalised up to 1 April 2019 on which date FWGR achieved commercial production (consisting of R93.7 million working costs and was reduced with R88.9 million proceeds from the sale of gold produced) (refer below) and R28.8 million relating to the FWGR milling infrastructure that has not been commissioned to date.

Date of commercial production

Construction of Phase 1 commenced during August 2018 with R330.7 million spent on, inter alia, the reconfiguration of the Driefontein 2 plant (“DP2”) and relevant infrastructure to process tailings from the Driefontein 5 slimes dam and deposit residues on the Driefontein 4 Tailings Storage Facility. During this construction phase, gold was produced at the adjacent Driefontein 3 plant (“DP3”). Early-stage commissioning commenced on 6 December 2018 with the pumping of reclaimed tailings into the carbon in leach (“CIL”) circuit. Testing of the reconfigured plant and ramp-up of production continued during the third quarter of the year ended 30 June 2019. Management considered, inter alia, the design capacity of the plant, recoveries and the ability to sustain production in determining the date of commercial production.

The date of commercial production for Phase 1 (excluding the milling section), which is the date when preproduction costs cease to be capitalised and depreciation commenced, was determined to be 1 April 2019.

(b)  Borrowing costs capitalised

Borrowing costs capitalised consist of finance costs incurred on the Revolving Credit Facility concluded to finance Phase 1 of FWGR (refer note 22). Borrowing costs were capitalised at the applicable lending rate of JIBAR plus a margin of 3.25% and ranged between 10.28% and 10.4% up to 1 April 2019 on which date FWGR achieved commercial production.

(c)  Leased plant and equipment

Ergo leases temporary power generation equipment with a carrying value of R10.6 million (2018: R13.6 million) from Aggreko Energy Rental Proprietary Limited under a finance lease with an outstanding balance of R10.8 million (2018: R14.0 million). The finance lease has an effective interest rate of 17.9% and is repayable in the financial year ended June 30, 2020 including R9.9 million for the option to acquire the leased equipment at the end of the lease term. R0.4 million interest is payable in 2020.

CONTRACTUAL COMMITMENTS

Amounts in R million	2019	2018

Contracted for but not provided for in the consolidated financial statements	18.6	32.7

Capital expenditure related to specific growth projects are financed on a project-by-project basis. Other capital expenditure is financed from existing cash resources and cash generated from operations.

11	PROVISION FOR ENVIRONMENTAL REHABILITATION

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

An average discount rate ranging between 7.6% and 8.0% (2018: 8.5%), average inflation rate of 5.5% (2018: 5.7%) and the discount periods as per the expected life-of-mine were used in the calculation of the estimated net present value of the rehabilitation liability.

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

Amounts in R million	Note	2019	2018

Opening balance		553.4	531.7
FWGR Acquisition	4	247.4	-
Unwinding of provision	8	66.3	45.6
Change in estimate of environmental rehabilitation recognised in profit or loss (a)	6.1	(60.0)	(2.9)
Change in estimate of environmental rehabilitation recognised to decommissioning asset (b)	10	(97.0)	3.9
Environmental rehabilitation payments (c)		(27.5)	(24.9)
To reduce decommissioning liabilities		(16.6)	(21.5)
To reduce restoration liabilities	14	(10.9)	(3.4)
Closing balance		682.6	553.4

Environmental rehabilitation payments to reduce the liability		(27.5)	(24.9)
Ongoing rehabilitation expenditure *	23	(18.3)	(26.7)
Total cash spent on environmental rehabilitation		(45.8)	(51.6)

* The Group also performs ongoing environmental rehabilitation arising from its current activities concurrently with production. These costs do not represent a reduction of the above liability and are expensed as operating costs.

(a)  Change in estimate of environmental rehabilitation recognised in profit or loss

The change in estimate of environmental rehabilitation recognised in profit or loss is mainly as a result of updated vegetation and machine hire rates to recent service level agreements and actual rates incurred, as well as, in line with the Group’s strategy to reduce externally sourced potable water, alternative water sources found to be viable to meet the Crown Complex post closure water requirements.

(b)  Change in estimate of environmental rehabilitation recognised to property, plant and equipment

The change in estimate of environmental rehabilitation recognised to property, plant and equipment is mainly as a result of a change in the methodology used to calculate the FWGR provision for environmental rehabilitation. The at acquisition provision was estimated based on what a market participant would pay for the liability and is now based on the FWGR individual rehabilitation plan which is in response to the current life of mine.

(c)  Environmental rehabilitation payments

The payments made against the provision for environmental rehabilitation consist mainly of rehabilitation work performed on the Brakpan/Withok Tailings Storage Facility and on the Crown Complex.Gross cost to rehabilitate.

The Group estimates that, based on current environmental and regulatory requirements, the total undiscounted rehabilitation cost is approximately R824.3 million (2018: R670.4 million).

12	INVESTMENTS IN REHABILITATION OBLIGATION FUNDS

ACCOUNTING POLICIES

Cash and cash equivalents in environmental rehabilitation trust funds

The adoption of IFRS 9 from 1 July 2018 had no impact on the measurement of cash and cash equivalents in environmental rehabilitation trust funds of the Group.

Accounting policy before 1 July 2018

Cash and cash equivalents included in environmental rehabilitation trust funds comprise low-risk, interest-bearing cash and cash equivalents and are non-derivative financial assets categorised as loans and receivables.

Cash and cash equivalents are initially measured at fair value. Subsequent to initial recognition, cash and cash equivalents are measured at amortised cost, which is equivalent to their fair value.

Accounting policy after 1 July 2018

Cash and cash equivalents included in environmental rehabilitation trust funds comprise low-risk, interest-bearing cash and cash equivalents and are non-derivative financial assets categorised as financial assets measured at amortised cost.

Cash and cash equivalents are initially measured at fair value. Subsequent to initial recognition, cash and cash equivalents are measured at amortised cost, which is equivalent to their fair value.

Reimbursive right for environmental rehabilitation guarantees

Funds held in the cell captive that secure the environmental rehabilitation guarantees issued are recognised as a right to receive a reimbursement and are measured at the lower of the amount of the consolidated environmental rehabilitation liability recognised and the consolidated fair value of the fund assets.

Changes in the carrying value of the fund assets, other than those resulting from contributions and payments, are recognised in finance income.

Funding of environmental rehabilitation activities (refer note 11)

Ongoing rehabilitation expenditure and environmental rehabilitation payments to reduce the environmental rehabilitation obligations are mostly funded by cash generated from operations. In addition, contributions have been made to an environmental rehabilitation trust and a cell captive for the sole use of future environmental rehabilitation payments.

Guardrisk Insurance Company Limited ("Guardrisk") has guarantees in issue amounting to R427.3 million (2018: R427.3 million) to the Department of Mineral Resources ("DMR") on behalf of DRDGOLD related to the environmental obligations. The funds in the cell captive serve as collateral for these guarantees.

Amounts in R million	Note	2019	2018

Cash and cash equivalents in environmental rehabilitation trust funds		508.9	118.0
Opening balance		118.0	110.5
FWGR Acquisition	4	360.4	-
Growth	7	30.5	7.5

Reimbursive right for environmental rehabilitation guarantees		78.6	126.0
Opening balance		126.0	117.2
Funds received		(55.2)	-
Growth	7	7.8	8.8

		587.5	244.0

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

12	INVESTMENTS IN REHABILITATION OBLIGATION FUNDS continued

Amounts in R million	2019	2018

100bp increase	5.1	1.2
100bp (decrease)	(5.1)	(1.2)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the cash and cash equivalents in the environmental rehabilitation trust funds approximate their carrying value due to their short-term maturities.

13	CASH AND CASH EQUIVALENTS

ACCOUNTING POLICIES

Cash and cash equivalents are short-term, highly liquid investments that are readily convertible to cash without the significant risk of changes in value and comprise cash on hand, demand deposits, and highly liquid investments which are readily convertible to known amounts of cash.

The adoption of IFRS 9 from 1 July 2018 had no impact on the measurement of cash and cash equivalents of the Group.

Accounting policy before 1 July 2018

Cash and cash equivalents are non-derivative financial assets categorised as loans and receivables. Cash and cash equivalents are initially measured at fair value. Subsequent to initial recognition, cash and cash equivalents are measured at amortised cost, which is equivalent to their fair value.

Accounting policy after 1 July 2018

Cash and cash equivalents are non-derivative financial assets categorised as financial assets measured at amortised cost. Cash and cash equivalents are initially measured at fair value. Subsequent to initial recognition, cash and cash equivalents are measured at amortised cost, which is equivalent to their fair value.

Amounts in R million	Note	2019	2018

Included in cash and cash equivalents is restricted cash relating to:
- Cash (including interest) held in escrow relating to the electricity tariff dispute with Ekurhuleni Metropolitan Municipality ("Municipality") (a)	26	-	114.2
- Environmental and other guarantees issued by the Standard Bank of South Africa Limited		18.3	17.2

Interest relating to cash and cash equivalents	7	17.0	21.8

(a)  Guarantee issued

During January 2019, a bank guarantee equal to the value of the cash held in escrow (including interest) relating to the Municipality Electricity Tariff Dispute (refer note 26) was issued in favor of the Municipality and the balance of the cash held in escrow was released to Ergo’s operational bank account.

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

13	CASH AND CASH EQUIVALENTS continued

Amounts in R million	2019	2018

100bp increase	2.8	3.0
100bp (decrease)	(2.8)	(3.0)

Foreign currency risk

US Dollars received on settlement of the trade receivables are exposed to fluctuations in the US Dollar/South African Rand exchange rate until it is converted to South African Rands.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents

The fair value of cash and cash equivalents approximates their carrying value due to their short-term maturities.

14	CASH GENERATED FROM OPERATIONS

Amounts in R million	Note	2019	2018	2017

Profit/(loss) before tax		105.1	32.4	(36.7)
Adjusted for
Depreciation	10	169.1	168.0	179.8
Movement in gold in process and finished inventories - Gold Bullion	6.1	(32.6)	(24.5)	(4.8)
Change in estimate of environmental rehabilitation	11	(60.0)	(2.9)	0.6
Environmental rehabilitation payments	11	(10.9)	(3.4)	(7.9)
Increase in long-term incentive liability	19.1	21.4	17.2	10.0
(Gain)/loss on disposal of property, plant and equipment	6.2	(5.8)	0.6	(12.9)
Finance income	7	(58.3)	(38.8)	(40.0)
Finance expense	8	78.4	58.4	52.2
Other non-cash items		1.8	1.3	(1.0)

Operating cash flows before working capital changes		208.2	208.3	139.3

Working capital changes		73.8	14.6	(117.8)
Change in trade and other receivables		22.5	22.2	(57.6)
Change in consumable stores and stockpiles		(24.8)	(28.2)	(14.8)
Payments made under protest	25.1	(11.7)	(27.4)	-
Change in trade and other payables and employee benefits		87.8	48.0	(45.4)

Cash generated from operations		282.0	222.9	21.5

15	TRADE AND OTHER RECEIVABLES

ACCOUNTING POLICIES

The adoption of IFRS 9 from 1 July 2018 had no material impact on the measurement of trade and other receivables of the Group.

Accounting policy before 1 July 2018

Recognition and measurement

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

Accounting policy after 1 July 2018

Recognition and measurement

Trade and other receivables, excluding Value Added Tax and prepayments, are non-derivative financial assets categorised as financial assets at amortised cost.

These assets are initially measured at fair value plus directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method less any expected credit losses using the Group’s business model for managing its financial assets.

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

Impairment

The Group recognises loss allowances for trade and other receivables at an amount equal to expected credit losses (“ECLs”). The Group uses the simplified ECL approach. When determining whether the credit risk of a financial asset has increased since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on informed credit assessments and including forward-looking information. The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

ECLs are a probability weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). The Group assesses whether the financial asset is credit impaired at each reporting date. A financial asset is credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred, including but not limited to financial difficulty or default of payment. The Group will write off a financial asset when there is no reasonable expectation of recovering it after considering whether all means to recovery the asset have been exhausted, or the counterparty has been liquidated and the Group has assessed that no recovery is possible.

Any impairment losses are recognised in the statement of profit or loss.

Trade receivables relate to gold sold on the bullion market by Rand Refinery in its capacity as an agent. Settlement is usually received two working days from gold sold date.

15	TRADE AND OTHER RECEIVABLES continued

Amounts in R million	2019	2018

Trade receivables	-	0.6
Value Added Tax	42.0	46.8
Other receivables (a)	25.3	40.8
Prepayments	5.5	12.2
Allowance for impairment	(4.9)	(9.2)
	67.9	91.2

(a)   Other receivables consist of a number of individually insignificant receivables.

CREDIT RISK

The Group is exposed to credit risk on the total carrying value of its trade receivables and other receivables excluding Value Added Tax and prepayments.

The Group manages its exposure to credit risk on trade receivables by maintaining a short term cycle to settlement of 2 working days. The Group manages its exposure to credit risk on other receivables by establishing a maximum payment period of 30 days, and ensuring that counterparties are of good credit standing and transacting on a secured or cash basis where considered necessary. The majority of other receivables comprises of balances with counterparties who have been transacting with the Group for over 5 years and in some of these cases, the counterparties are also suppliers of the Group. Receivables are regularly monitored and assessed for recoverability.

The balances of counterparties who have been assessed as being credit impaired at reporting date are as follows:

	2019
Amounts in R million	Non-credit impaired	Credit impaired

Trade receivables	-	-
Other receivables	23.2	2.1
	23.2	2.1

Loss allowance	(2.8)	(2.1)

Comparative information under IAS 39:

Amounts in R million	2018

Receivables that are past due but not impaired at 30 June	15.3
Receivables that are past due and impaired at 30 June	9.2

Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

Amounts in R million	2019	2018

Balance at 1 July	(9.2)	(9.7)
Impairment recognised on other receivables at 1 July 2018 included in operating costs	(3.2)	-
Loss allowance as a 1 July 2018 under IFRS 9	(12.4)	(9.7)
Credit loss allowance/impairments recognised included in operating costs	(3.1)	-
Credit loss allowance/impairments reversed included in operating costs	5.3	0.5
Credit loss allowance written off against related receivable	5.3	-
Balance at 30 June	(4.9)	(9.2)

MARKET RISK

Interest rate risk

Trade and other receivables do not earn interest and are therefore not subject to interest rate risk.

15    TRADE AND OTHER RECEIVABLES continued

Foreign currency risk

Gold is sold at spot rates and is denominated in US Dollars. Gold sales and thus trade receivables, are therefore exposed to fluctuations in the US Dollar/South African Rand exchange rate.

All foreign currency held at the current and previous reporting dates of June 30, 2019 and June 30, 2018 respectively were denominated in South African Rand and are therefore not exposed to fluctuations in the US Dollar/South African Rand exchange rate.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of trade and other receivables approximate their carrying value due to their short-term maturities.

16	TRADE AND OTHER PAYABLES

ACCOUNTING POLICIES

The adoption of IFRS 9 from 1 July 2018 had no impact on the recognition or measurement of trade and other payables, excluding payroll accruals, accrued leave pay and provision for performance-based incentives of the Group.

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

Amounts in R million	Note	2019	2018

Trade payables and accruals		324.4	227.0
Accrued leave pay		39.0	32.9
Provision for short term performance based incentives		32.5	24.7
Payroll accruals		23.3	18.7
		419.2	303.3

Interest relating to trade payables and accruals included in profit or loss		(2.0)	(1.5)

RELATED PARTY BALANCES
Trade payables and accruals include the following amounts payable to related parties:
Sibanye-Stillwater		4.1	-
Rand Refinery	25.2	0.2	-

         LIQUIDITY RISK

Trade payables and accruals are all expected to be settled within 12 months from reporting date.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of trade payables and accruals approximate their carrying value due to their short-term maturities.

17	INVENTORIES

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

Consumable stores are stated at cost less allowances for obsolescence. Cost of consumables and stockpile material is based on the weighted average cost principle and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Amounts in R million	2019	2018

Consumable stores	145.2	129.0
Gold in process (a)	99.6	66.2
Finished inventories - Gold Bullion	59.8	37.8
Total inventories	304.6	233.0

(a)  Gold in process

Gold in process at June 30, 2019 includes stockpiles of sand material trucked to the City Plant amounting to R20.3 million (June 30, 2018: 1.1 million).

18	INCOME TAX

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES

Management periodically evaluates positions taken where tax regulations are subject to interpretation. This includes the treatment of both Ergo and FWGR as single mining operations respectively, pursuant to the relevant ring-fencing legislation.

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

A 100 basis points increase in the effective tax rate will result in an increase in the net deferred tax liability at June 30, 2019 of approximately R8.6 million (2018: R8.0 million; 2017: R7.4 million).

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

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment on tax payable or receivable in respect of the previous year. Amounts are recognised in profit or loss except to the extent that it relates to items recognised directly in equity or OCI. The current tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax is not recognised on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit.

18	INCOME TAX continued

Deferred tax continued

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

18.1	INCOME TAX EXPENSE

Tax on gold mining income is determined based on a formula: Y = 34 - 170/X where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to gold mining income derived, expressed as a percentage. Non-mining income, which consists primarily of interest accrued, is taxed at a standard rate of 28% for all periods presented.

All mining capital expenditure is deducted in the year it is incurred to the extent that it does not result in an assessed loss. Capital expenditure not deducted from mining income is carried forward as unutilised capital allowances to be deducted from future mining income.

Amounts in R million	2019	2018	2017

Mining tax	(29.8)	(23.2)	54.2
Non-mining tax	3.2	(2.7)	(3.8)

	(26.6)	(25.9)	50.4
Comprising:
Current tax - current year	1.6	(6.4)	(1.9)
Deferred tax - current year	(28.2)	(19.5)	53.4
Deferred tax - prior year	-	-	(1.1)

	(26.6)	(25.9)	50.4

Tax reconciliation
Major items causing the Group's income tax expense to differ from the statutory rate were:
Tax on net (profit)/loss before tax at the South African corporate tax rate of 28%	(30.2)	(9.0)	10.3
Rate adjustment to reflect the actual realised company tax rates	7.4	3.5	(7.9)
Deferred tax rate adjustment (a)	(15.0)	(12.8)	37.5
Non-deductible expenditure (b)	(11.9)	(9.8)	(1.8)
Utilisation of tax losses for which deferred tax assets were previously unrecognised	-	2.6	5.9
Current year tax losses for which no deferred tax was recognised	(2.7)	(0.8)	(0.3)
Exempt income and other non-taxable income	4.4	-	5.4
Other temporary differences (c)	16.8	-	-
Tax incentives	1.7	0.4	0.2
Over/(under) provided in prior periods	2.9	-	1.1

Income tax	(26.6)	(25.9)	50.4

       (a) Deferred tax rate adjustment

The forecast weighted average deferred tax rate increased from 20.3% to 22.0% as a result of an increase in forecast taxable income of Ergo (2018: increased from 18.6% to 20.3% due to the increase in forecast taxable income of Ergo; 2017: decreased from 23.1% to 18.6% due to a decrease in forecast taxable income of Ergo).

(b) Non-deductible expenditure

The most significant non-deductible expenditure incurred by the Group during the year includes:

•         R16.6 million depreciation on fair value of property, plant and equipment of FWGR to which the initial recognition exemption applies in terms of IAS 12 Income Taxes;

•         R6.5 million discount recognised on Payments made under protest (2018: R8.8 million);

•         R11.3 million net operating cost related to Ergo Business Development Academy Not for Profit Company that is not deductible as it is exempt from income tax (2018: R7.5 million); and

•         R6.0 million expenditure not incurred in generation of taxable income (2018: R15.0 million; (2017: R6.0 million).

(c) Other temporary differences

Capital allowances not previously recognised.

18	INCOME TAX continued

18.2	DEFERRED TAX

	Deferred tax assets and liabilities relate to the following:

	Amounts in R million	2019	2018

	Deferred tax asset
	Provisions	10.0	8.7
		10.0	8.7

	Deferred tax liability
	Property, plant and equipment	(297.0)	(261.5)
	Provisions, including rehabilitation provision	104.4	95.0
	Other temporary differences (1)	(0.6)	2.8
		(193.2)	(163.7)

	Net deferred mining and income tax liability	(183.2)	(155.0)

	Movement in the net deferred tax liability is as follows:

	Amounts in R million	2019	2018

	Opening balance	(155.0)	(135.5)

	Recognised in profit or loss	(28.2)	(19.5)
	Property, plant and equipment	(35.5)	(37.7)
	Provisions, including rehabilitation provision	10.7	18.5
	Other temporary differences (1)	(3.4)	(0.3)

	Closing balance	(183.2)	(155.0)

	(1) Includes the temporary differences on the finance lease obligation.

Deferred tax assets have not been recognised in respect of the following:

Amounts in R million	2019	2018

Tax losses	19.4	37.3
Unredeemed capital expenditure	254.8	272.9
Capital losses	329.9	330.0

Deferred tax assets have not been recognised for Group entities that are not expected to generate future taxable profits against which the tax losses, unredeemed capital expenditure and capital losses can be utilised.

19	EMPLOYEE BENEFITS

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

Post-retirement medical benefit

The Group's net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value. Remeasurements are recognised in profit or loss in the period in which they arise.

Amounts in R million	Note	2019	2018

Non-current employee benefits		37.4	40.6
Liability for long term incentive scheme	19.1	28.4	31.9
Liability for post-retirement medical benefits*		9.0	8.7

Current employee benefits		22.6	13.2
Liability for long term incentive scheme	19.1	22.6	13.2

Total employee benefits		60.0	53.8
* Unfunded medical aid benefit plan

19.1 LIABILITY FOR LONG TERM INCENTIVE SCHEME

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

 • The phantom shares will be settled at the 7 day volume weighted average price ("VWAP") of the DRDGOLD share.

Amounts in R million		Note	2019	2018

Movements in the total liability for long-term incentive scheme is as follows:
Opening balance			45.1	30.7
Increase in long-term incentive liability		6.3	21.4	17.2
Vested and paid			(15.5)	(2.8)

Total liability for long-term incentive scheme			51.0	45.1

The total liability for long-term incentive scheme is expected to be settled as follows:			51.0	45.1
Within 12 months after reporting date			22.6	13.2
After 12 months after reporting date			28.4	31.9

Reconciliation of outstanding phantom shares	2019		2018
		Weighted		Weighted
		average		average
	Shares	price	Shares	price
	Number	R per share	Number	R per share

Opening balance	20,189,467		21,144,534
Granted	388,547	3.37	-
Vested and paid	(4,037,883)	3.82	(955,067)	2.93
Forfeited	(383,073)	4.37	-
Closing balance	16,157,058		20,189,467

Ageing of outstanding phantom shares:		30 June 2021	30 June 2022	Total
November 2015		5,913,190	10,243,868	16,157,058

19 EMPLOYEE BENEFITS continued

19.1 LIABILITY FOR LONG TERM INCENTIVE SCHEME continued

Fair value

The fair value of the liability for the long-term incentive scheme is mostly influenced by the DRDGOLD Limited share price. Other inputs influencing the fair value are the forward dividend yield and estimates of staff retention and performance conditions. The inputs most significantly influencing the measurement of the fair values are as follows:

	2019	2018	Grant date

7 day VWAP of the DRDGOLD Limited share	4.37	3.71	2.26
Annualised forward dividend yield	4.3%	1.8%	4.3%

19.2 TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

       Interests in contracts

None of the directors, officers or major shareholders of DRDGOLD or, to the knowledge of DRDGOLD’s management, their families, had any interest, direct or indirect, in any transaction entered into during the year ended June 30, 2019 or the preceding financial years, or in any proposed transaction which has affected or will materially affect DRDGOLD or its subsidiaries other than disclosed in these financial statements. None of the directors or officers of DRDGOLD or any associate of such director or officer is currently or has been at any time during the past financial year materially indebted to DRDGOLD.

Key management personnel remuneration

Amounts in R million	Note	2019	2018	2017

- Board fees paid		5.8	5.6	5.0
- Salaries paid		61.7	53.6	52.9
- Short term incentives relating to this cycle		31.5	22.5	-
- Long term incentives paid during the cycle	19.1	15.5	2.8	9.6
- Retrenchments		1.6	-	-
		116.1	84.5	67.5

20   CAPITAL MANAGEMENT

The primary objective of the Group's capital management policy is to ensure that adequate capital is available to meet the requirements of the Group from time to time, including capital expenditure. The Group considers the appropriate capital management strategy for specific growth projects as and when required. Finance leases are not considered to be debt.

       Financing the development of Phase 1 of FWGR

During the year ended June 30, 2019, R192.0 million was raised through the Company’s Revolving Credit Facility (“RCF”) to fund the development of FWGR Phase 1. At June 30, 2019 this amount was repaid in full and the Group had no external debt in line with its aim for the existing operations to remain unleveraged.

       Liquidity management

The Group’s facilities include a R300 million RCF initially secured to finance the development of Phase 1 of FWGR. In January 2019, R125 million of the RCF was committed to issue a guarantee to Ekurhuleni Local Municipality (refer note 22). R175 million of the initial RCF remains uncommitted and available to the Group.

The RCF permits a consolidated debt ratio (net debt to adjusted EBITDA) of at most 2:1 and a consolidated interest coverage ratio (net interest to adjusted EBITDA) of at least 4:1 calculated on a twelve-month rolling basis respectively. Management monitors the covenant ratio levels to ensure compliance with the covenants, as well as maintain sufficient uncommitted facilities to ensure satisfactory liquidity for the Group. The covenant ratios were not breached during the year ended June 30, 2019.

21	EQUITY

ACCOUNTING POLICIES

Stated share capital

Ordinary shares and the cumulative preference shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effect.

Repurchase and reissue of share capital (treasury shares)

When shares recognised as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from stated share capital.

Dividends

Dividends are recognised as a liability on the date on which they are declared which is the date when the shareholders’ right to the dividends vests.

21.1	SHARE CAPITAL

In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next general meeting.

Amounts in R million	2019	2018	2017

Authorised share capital
1,500,000,000 (2018: 1,500,000,000; 2017: 600,000,000) ordinary shares of no par value
5,000,000 (2018 and 2017: 5,000,000) cumulative preference shares of 10 cents each	0.5	0.5	0.5

Issued share capital
696,429,767 (2018 and 2017: 431,429,767) ordinary shares of no par value (a)	5,123.3	4,227.9	4,227.9
9,474,920 (2018 and 2017: 9,361,071) treasury shares held within the Group (b)	(51.0)	(50.7)	(50.7)
5,000,000 (2018 and 2017: 5,000,000) cumulative preference shares of 10 cents each	0.5	0.5	0.5
	5,072.8	4,177.7	4,177.7

         RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(a)  Ordinary shares issued

Sibanye-Stillwater and its subsidiaries and associates became related parties to the Group on July 31, 2018 when the FWGR Acquisition (refer note 4) became unconditional. DRDGOLD issued 265 million new ordinary shares (38.05% of its outstanding shares) and an option to subscribe for new ordinary shares up to a total of 50.1% of the total issued ordinary shares of DRDGOLD as purchase consideration for these assets.

(b)  Treasury shares

Shares in DRDGOLD Limited are held in treasury by Ergo Mining Operations Proprietary Limited ("EMO"). 113,849 shares were acquired in the market during the year ended June 30, 2019 at an average price of R2.68 (2018: nil; 2017: nil shares acquired). No dividends were received during the year on these shares (2018: R0.9 million; 2017: R1.1 million).

21.2	DIVIDENDS

Amounts in R million	2019	2018	2017

Dividends paid during the year net of treasury shares:
No final dividend was paid relating to 2018 (2017: 5 SA cents per share; 2016: 12 SA cents per share)	-	21.1	50.6
No interim dividend was paid relating to 2019 (2018: 5 SA cents per share: 2017: nil)	-	21.1	-
Total	-	42.2	50.6

After June 30, 2019, a dividend of 20 cents per qualifying share (R137.4 million) was approved by the directors as a final dividend for 2019. The dividend has not been provided for and does not have any tax impact on the Company.

22	BORROWINGS

ACCOUNTING POLICIES

Interest-bearing borrowings are initially recognised at fair value and are subsequently measured at amortised cost with any difference between the initial amount and the redemption value being recognised in profit or loss over the period of the borrowings on an effective interest basis. If the Group revises its estimates of payments, the carrying amount of the liability is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the current value of estimated future cash flows at the liability’s original effective interest rate. The adjustment is recognised as income or expense in profit or loss.

On August 1, 2018, DRDGOLD Limited entered into a ZAR300 million Revolving Credit Facility (“RCF”) secured with ABSA Bank Limited (acting through its Corporate and Investment Banking division). The purpose of the RCF was to finance the development of Phase 1 of FWGR and working capital requirements, replacing the R100 million overdraft facility that was in place during the year ended June 30, 2018. On December 10, 2018, DRDGOLD Limited entered into an addendum to the ZAR300 million RCF. The purpose of the addendum to the RCF was to commit R125 million of the RCF facility to a performance guarantee to Ekurhuleni Metropolitan Municipality (refer note 13) that was issued on the same date by ABSA Bank Limited (acting through its Corporate and Investment Banking division). The cash held in escrow were released to Ergo’s operational bank accounts in January 2019.

Amounts in R million	Note	2019

Opening balance		-
Borrowings raised		192.0
Borrowings repaid		(192.0)
Finance costs incurred	8	10.2
Interest and related charges		6.6
Raising fees		3.6
Finance costs repaid		(10.2)
Closing balance		-

Salient terms of the RCF

Interest rate                                 Jibar

Interest rate margin                   3.25%

Final repayment date                 1 August 2020

Security                                        Pledge and cession of DRDGOLD’s shares in and shareholder claims against:

• Ergo Mining Proprietary Limited (guarantor to RCF)

• Far West Gold Recoveries Proprietary Limited (guarantor to RCF)

23	OPERATING SEGMENTS

ACCOUNTING POLICIES

Operating segments are reported in a manner consistent with internal reports that the Group’s chief operating decision maker (CODM) reviews regularly in allocating resources and assessing performance of operating segments. The CODM has been identified as the Group’s Executive Committee. The Group has one revenue stream, the sale of gold. To identify operating segments, management reviewed various factors, including operational structure and mining infrastructure. It was determined that an operating segment consists of a single or multiple metallurgical plants and reclamation sites that, together with its tailings storage facility, is capable of operating independently.

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

Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldfields. The operation comprises three plants. The Ergo and Knights plants continue to operate as metallurgical plants. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants.

FWGR is a surface gold retreatment operation and treats old slime dams in the West Rand goldfields. Phase 1, which entails the reconfiguration of the Driefontein 2 plant and relevant infrastructure to process tailings from the Driefontein 5 slimes dam and deposit residues on the Driefontein 4 Tailings Storage Facility, was commissioned on 1 April 2019.

Corporate office and other reconciling items (collectively referred to as "Other reconciling items") are taken into consideration in the strategic decision-making process of the chief operating decision maker and are therefore included in the disclosure here, even though they do not earn revenue. This includes taking into consideration the Group’s adjusted EBITDA for the purpose of the covenants imposed by the Company’s borrowings (refer note 20 and 22) that was entered into to finance the development of Phase 1 of FWGR and working capital requirements of the Group and subsequently amended for the issue of the performance guarantee to Ekurhuleni Metropolitan Municipality (refer note 13).

23	OPERATING SEGMENTS continued

				Other
	2019			reconciling
	Amounts in R million	Ergo	FWGR	items	Total

	Financial performance
	Revenue (External)	2,577.5	184.6	-	2,762.1
	Cash operating costs	(2,311.1)	(111.8)	-	(2,422.9)
	Movement in gold in process and finished inventories - Gold Bullion	16.4	16.2	-	32.6
	Operating profit	282.8	89.0	-	371.8
	Retrenchment costs	(1.6)	(4.7)	-	(6.3)
	Administration expenses and other costs	(12.0)	(2.3)	(76.6)	(90.9)
	Interest income[1]	6.5	-	10.4	16.9
	Interest expense[2]	(2.4)	-	(3.2)	(5.6)
	Current tax	1.6	-	-	1.6
	Working profit/(loss) before additions to property, plant and equipment	274.9	82.0	(69.4)	287.5
	Additions to property, plant and equipment	(22.8)	(330.7)	(0.2)	(353.7)
	Working profit/(loss) after additions to property, plant and equipment	252.1	(248.7)	(69.6)	(66.2)
	1 Interest income excludes the unwinding of the Payments made under protest
	2 Interest expense excludes the discount recognised on the initial recognition of the Payments made under protest

	Reconciliation of profit/(loss) for the year to working profit/(loss) before additions to property, plant and equipment
	Profit/(loss) for the year	82.3	28.7	(32.5)	78.5

	- Deferred tax	16.2	13.4	(1.4)	28.2
	- Net other operating costs/(income)	40.2	15.4	(25.7)	29.9
	- Ongoing rehabilitation expenditure	16.6	1.7	-	18.3
	- Discount recognised on Payments made under protest including subsequent unwinding	3.5	-	-	3.5
	- Unwinding of provision for environmental rehabilitation	45.4	19.6	1.3	66.3
	- Growth in investment in environmental obligation funds	(11.3)	(22.5)	(4.6)	(38.4)
	- Other income	(2.2)	-	(5.7)	(7.9)
	- Change in estimate of environmental rehabilitation recognised in profit or loss	(58.6)	-	(1.4)	(60.0)
	- Depreciation	142.8	25.7	0.6	169.1
	Working profit/(loss) before additions to property, plant and equipment	274.9	82.0	(69.4)	287.5

	Statement of cash flows
	Cash flows from operating activities	221.7	89.3	(22.7)	288.3
	Cash flows from investing activities	(39.4)	(324.4)	60.8	(303.0)
	Cash flows from financing activities	(291.7)	236.7	47.1	(7.9)

	Reconciliation of adjusted EBITDA
	Profit for the year				78.5
	Income tax				26.6
	Profit before tax				105.1
	Finance expense				78.4
	Finance income				(58.3)
	Results from operating activities				125.2
	Depreciation				169.1
	Share-based payment expense
	(increase in Long-Term Incentive liability)				21.4
	Change in estimate of environmental rehabilitation recognised in profit or loss				(60.0)
	Gain on financial instruments at fair value through profit or loss				(2.1)
	Gain on disposal of property, plant and equipment				(5.8)
	Retrenchment costs				6.3
	Adjusted EBITDA [1]				254.1

1 Adjusted EBITDA (that was considered from the current reporting period following the RCF agreement) may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

23	OPERATING SEGMENTS continued

			Other
	2018		reconciling
	Amounts in R million	Ergo	items	Total

	Financial performance
	Revenue (External)	2,490.4	-	2,490.4
	Cash operating costs	(2,159.7)	-	(2,159.7)
	Movement in gold in process and finished inventories - Gold Bullion	24.5	-	24.5
	Operating profit	355.2	-	355.2
	Administration expenses and other costs[1]	(11.5)	(78.6)	(90.1)
	Interest income[2]	9.5	12.3	21.8
	Interest expense[3]	(3.1)	(1.0)	(4.1)
	Current tax	(2.9)	(3.5)	(6.4)

	Working profit/(loss) before additions to property, plant and equipment	347.2	(70.8)	276.4
	Additions to property, plant and equipment	(125.2)	(0.9)	(126.1)

	Working profit/(loss) after additions to property, plant and equipment	222.0	(71.7)	150.3
	1 Administration expenses and general costs excludes loss on disposal of property, plant and equipment
	2 Interest income excludes the unwinding of the Payments made under protest
	3 Interest expense excludes the discount recognised on the initial recognition of the Payments made under protest

	Reconciliation of profit/(loss) for the year to working profit/(loss) before additions to property, plant and equipment
	Profit/(loss) for the year	53.3	(46.8)	6.5

	- Deferred tax	23.2	(3.7)	19.5
	- Net other operating costs/(income)	36.2	(15.6)	20.6
	- Ongoing rehabilitation expenditure	26.7	-	26.7
	- Discount recognised on Payments made under protest including subsequent unwinding	8.1	-	8.1
	- Unwinding of provision for environmental rehabilitation	44.3	1.3	45.6
	- Loss on disposal of property, plant and equipment	0.6	-	0.6
	- Growth in investment in environmental obligation funds	(10.1)	(6.2)	(16.3)
	- Change in estimate of environmental rehabilitation recognised in profit or loss	(2.5)	(0.4)	(2.9)
	- Depreciation	167.4	0.6	168.0
	Working profit/(loss) before additions to property, plant and equipment	347.2	(70.8)	276.4

	Statement of cash flows
	Cash flows from operating activities	285.3	(51.5)	233.8
	Cash flows from investing activities	(140.2)	(0.2)	(140.4)
	Cash flows from financing activities	(2.8)	(42.2)	(45.0)

23	OPERATING SEGMENTS continued

			Other
	2017		reconciling
	Amounts in R million	Ergo	items	Total
	Financial performance
	Revenue (External)	2,339.9	-	2,339.9
	Cash operating costs	(2,087.9)	-	(2,087.9)
	Movement in gold in process and finished inventories - Gold Bullion	4.8	-	4.8
	Operating profit	256.8	-	256.8
	Interest income	6.8	16.8	23.6
	Interest expense	(3.3)	(2.4)	(5.7)
	Retrenchment costs	(23.0)	-	(23.0)
	Administration expenses and other costs	(4.5)	(64.9)	(69.4)
	Current tax	(1.9)	-	(1.9)
		-	-	-
	Working profit/(loss) before additions to property, plant and equipment	230.9	(50.5)	180.4
	Additions to property, plant and equipment	(116.2)	(0.1)	(116.3)
	Additions to listed investments	-	(0.1)	(0.1)
		-	-	-
	Working profit/(loss) after additions to property, plant and equipment	114.7	(50.7)	64.0

	Reconciliation of profit/(loss) for the year to working profit/(loss) before additions to property, plant and equipment
	Profit/(loss) for the year	17.9	(4.2)	13.7

	- Deferred tax	(54.2)	1.9	(52.3)
	- Net other operating (costs)/income	30.3	(31.3)	(1.0)
	- Ongoing rehabilitation expenditure	22.4	-	22.4
	- Unwinding of provision for environmental rehabilitation	45.3	1.2	46.5
	- Profit on disposal of property, plant and equipment	(0.2)	(12.7)	(12.9)
	- Growth in environmental rehabilitation obligation funds	(10.9)	(5.5)	(16.4)
	- Impairments	-	-	-
	- Change in estimate of provision for environmental rehabilitation recognised in profit or loss	0.6	-	0.6
	- Depreciation	179.7	0.1	179.8
	Working profit/(loss) before additions to property, plant and equipment	230.9	(50.5)	180.4

	Statement of cash flows
	Cash flows from operating activities	32.5	19.1	51.6
	Cash flows from investing activities	(116.6)	19.9	(96.7)
	Cash flows from financing activities	(2.4)	(50.6)	(53.0)

24	INTEREST IN SUBSIDIARIES

ACCOUNTING POLICIES Significant subsidiaries of the Group are those subsidiaries with the most significant contribution to the Group's profit or loss or assets.

Ergo Mining Proprietary Limited and Far West Gold Recoveries Proprietary Limited are the only significant subsidiaries of the Group. They are both wholly owned subsidiary and are incorporated in South Africa, are primarily involved in the retreatment of surface gold and all their operations are based in South Africa.

25	OTHER ASSETS

SIGNIFICANT ACCOUNTING JUDGEMENTS

The assessment to develop and apply the relevant accounting policy for payments made under protest that arise from the Municipality Electricity Tariff Dispute (refer note 26) (“Payments made under protest“) requires the exercise of significant judgement about the outcome of future events that are not wholly under the control of the Group.

The judicial proceedings that impact the Payments made under protest are inherently complex legal issues that are subject to uncertainties and complexities and are subject to interpretation.

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES

The discounted amount of the Payments made under protest is determined using assumptions about the future that are inherently uncertain and can change materially over time and includes the discount rate and discount period.

These assumptions about the future include estimating the timing of concluding on the main application, i.e. the discount period, the ultimate settlement terms (refer note 26), the discount rate applied and the assessment of recoverability.

ACCOUNTING POLICIES

PAYMENTS MADE UNDER PROTEST

Recognition and measurement

The asset that arises from the Municipality Electricity Tariff Dispute (refer note 26) and that are payments made under protest is initially measured at a discounted amount and any difference between the face value of payments made under protest and the discounted amount on initial recognition is recognised in profit or loss as a finance expense. Subsequent to initial recognition, the Payments made under protest is measured using the effective interest method to unwind the discounted amount to the original face value less any write downs for recovery. Unwinding of the carrying value and changes in the discount period are recognised in profit or loss.

Assessment of recoverability

The discounted amount of the payments under protest is assessed at each reporting date to determine whether there is any objective evidence that the full amount is no longer expected to be recovered. The Group considers the reasonable and supportable information related to the creditworthiness of Ekurhuleni Metropolitan Municipality and events surrounding the outcome of the Main Application (refer note 26).  Any write down is recognised in profit or loss.

INVESTMENTS IN OTHER ENTITIES

Accounting policy before 1 July 2018

The Group’s listed and unlisted investments in equity securities are classified as available-for-sale financial assets. These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses, are recognised in OCI.

Accounting policy after 1 July 2018

The Group’s listed and unlisted investments in equity securities are classified as equity instruments at fair value through other comprehensive income (OCI). These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition they are measured at fair value and changes therein are recognised in OCI, and are never reclassified to profit or loss.

Amounts in R million	Note	2019	2018

Payments made under protest	25.1	27.6	19.3
Investments in other entities	25.2	3.5	9.4
Total other assets		31.1	28.7

25.1	PAYMENTS MADE UNDER PROTEST

During the year, payments were made under protest (“Payments made under protest”) to the Municipality (refer note 26) amounting to R11.7 million (excluding VAT) (2018: R27.4 million consisting of initial payment of R22.5 million as well as subsequent payments of R4.9 million) comprising the difference between the J-tariff and the Eskom tariff. The initial payment in 2018 was made from cash held in escrow relating to the electricity tariff dispute with Ekurhuleni Metropolitan Municipality (refer note 13). Subsequent payments were made from operating cash flows.

The payments made during the year were initially recognised at the discounted amount, taking into consideration the discount rate and discount period. An amount of R6.5 million  (2018: R8.8 million) was recognised as finance expense (refer note 8) and includes the discount at initial recognition as well as the change in assumption regarding the discount period ending June 30, 2022 (previously discount period ended June 30, 2021) respectively.

The discounted amount was based on the following assumptions:

•       discount rate: 11.68% (2018: 11.68%) representing the Municipality maximum cost of borrowing on bank loans as disclosed in their June 30, 2018 annual report; and

•       discount period: June 30, 2022 (2018: June 30, 2021) representing management’s best estimate of the date of conclusion of the Main Application.

During the year R3.0 million was recognised as finance income (refer note 7) for the unwinding of the discount amount.

25.2	INVESTMENTS IN OTHER ENTITIES

	Amounts in R million	Shares held	% held	2019	2018

	Listed investments (Fair value hierarchy Level 1):			3.3	9.2
	West Wits Mining Limited ("WWM")	47 812 500	6.7%	3.3	9.2

	Unlisted investments (Fair value hierarchy Level 3):			0.2	0.2
	Rand Refinery Proprietary Limited ("Rand Refinery") (a)	44 438	11.0%	-	-
	Guardrisk Insurance Company Limited (Cell Captive A170) ^	20	#	0.1	0.1
	Chamber of Mines Building Company Proprietary Limited	30 160	3.0%	0.1	0.1
	Rand Mutual Assurance Company Limited	1	#	-	-

				3.5	9.4
	Fair value adjustment on equity instruments at fair value through OCI			(5.9)	-
	Fair value adjustment on available for sale financial assets recognised in OCI			-	0.6
	# Represents a less than 1% shareholding.
	^ Class A 170 shares are held in Guardrisk Insurance Company Limited that entitles the holder to 100% of the residual net equity of the Cell Captive A 170 after settlement of the reimbursive right.

    (a)    Rand Refinery

Rand Refinery is a related party to DRDGOLD through Sibanye-Stillwater who holds a 44.4% interest in Rand Refinery and a 38.05% interest in DRDGOLD respectively.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

Listed investments

The fair values of listed investments are determined by reference to published price quotations from recognised securities exchanges and constitute level 1 instruments in the fair value hierarchy.

Unlisted investments

The valuations are based on either the net asset values of these companies, or the consideration of unobservable financial information which is compared to information available in the market regarding other market participants' views on the value of the company and constitute level 3 instruments in the fair value hierarchy.

26	CONTINGENT ASSETS AND LIABILITIES

SIGNIFICANT ACCOUNTING JUDGEMENTS

The assessment of whether an obligating event results in a liability or a contingent liability requires the exercise of significant judgement of the outcome of future events that are not wholly within the control of the Group.

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

26   CONTINGENT ASSETS AND LIABILITIES continued

Ekurhuleni Metropolitan Municipality ("Municipality") Electricity Tariff Dispute

The Main Application

There are primarily 3 (three) legal proceedings for which relief has been sought in the appropriate legal fora and all of which fall within the jurisdiction of the High Court of South Africa, Gauteng Local Division, Johannesburg.

(a)  The Main Application – case number 45277/ 2014

(b)  The Summons – case number 19222/2017

(c)   The Second Summons – case number 22648/2019

The Main Application

ERGO is arguably the world’s largest gold surface tailings retreatment facility. Integral to this operation is ERGO’s metallurgical plant at Brakpan (“ERGO Plant”) within the jurisdiction of the City of Ekurhuleni Metropolitan Municipality (“Municipality”) where gold is extracted.

In order to operate the ERGO Plant and conduct its business operations, ERGO requires a reliable and steady feed of electricity of approximately 20 MVA (twenty mega volt amp) which it draws from the ERGO Central Substation.

Over the past several years the Municipality has charged ERGO for such electricity, at the Megaflex tariff at which ESKOM Holdings SOC Limited (“ESKOM”) charges its large power users plus an additional surcharge, as it still does; and ERGO paid therefor.

Pursuant to its own investigations, and after having sought legal advice on the matter, ERGO determined that only ESKOM may legitimately charge it for the electricity so drawn and consumed at the ERGO Plant, specifically from the ERGO Central Substation.  Despite this, ESKOM refused to either accept payment from ERGO in respect of such electricity consumption or to conclude a consumer agreement with it.

ERGO then subsequently advised the Municipality that it would, forthwith with effect from December 2014, only pay for electricity consumption at the Megaflex tariff and would instead, and under protest, pay the additional surcharge into a trust account of its attorneys of record.

In December 2014, ERGO instituted legal proceedings by way of an application against the Municipality and ESKOM as well as the National Energy Regulator of South Africa (“NERSA”), the Minister of Energy, the Minister of Co-operative Governance & Traditional Affairs and the South African Local Government Association, the latter 4 (four) respondents against whom ERGO does not seek any relief.

ERGO seeks the undermentioned relief:

1.    declaring that the Municipality does not supply electricity to it at the ERGO Plant;

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

4.    declaring that ESKOM presently supplies electricity to ERGO at the ERGO Plant; and

5.    directing ESKOM to conclude a consumer agreement with ERGO for the supply of electricity at the ERGO Plant at its Megaflex tariff.

Ergo also instituted a counterclaim against the Municipality for the recovery of the surcharges which were erroneously paid to the Municipality in the bona fide belief that they were due and payable prior to the Main Application of approximately R43 million (these surcharges were expensed for accounting purposes).

The hearing in respect of the Main Application was set down for hearing on 05 December 2018. The Main Application did not proceed on 05 December 2018.

The Main Application was postponed by agreement between the parties, after a proposal was addressed to the Deputy Judge President of the Gauteng Local Division of the High Court sitting in Johannesburg in November 2018 to have a case manager appointed to deal with both the Main Application and Action Matter, to determine a collaborative process to facilitate effective, efficient court scheduling and coordination; in the interests of the proper administration of justice.

26   CONTINGENT ASSETS AND LIABILITIES continued

Ekurhuleni Metropolitan Municipality ("Municipality") Electricity Tariff Dispute continued

The Summons

In June 2017, the Municipality instituted action proceedings against ERGO by way of summons to recover an amount of approximately R74 million for alleged arrear amounts for the electricity consumption at the ERGO Central Substation in terms of section 3 of the By-Laws and further seeking an order by the Court declaring the Remaining Extent of Portion 183 of the Farm Witpoortje 117, Registration Division IR, measuring in extent 233.0033 Ha, held under Deed of Transfer T48746/2014 and on which the metallurgical plant is situated executable and capable of being sold to settle and pay the alleged full outstanding amount which the Municipality alleges is due and owing thereto.

The action was launched by the Municipality to arrest prescription, to avoid the claim for the alleged arrear surcharge amounts from becoming extinguished, as envisaged in the Prescription Act, 68 of 1969, by virtue of the expiration of a period of 3 years from 30 November 2014, being the date from which ERGO stopped paying the surcharge levied by the Municipality thereto and from which date the Municipality alleges that ERGO was making partial payments of the full account rendered to it by the Municipality in respect of the “supply” of electricity at the ERGO Central Substation.

Pursuant to the Constitutional Court ruling in January 2018 in respect of ERGO’s petition for leave to appeal thereto in the urgent application in terms of which the Municipality threatened to terminate and/or interfere with the supply of electricity at the ERGO Central Substation, ERGO was no longer entitled to withhold payment based on its allegation that the Municipality was not supplying electricity at the ERGO Central Substation, pending the final determination of the Main Application; the resultant effect of which was that ERGO would now run the risk of a discontinuation of supply if it did not pay the charges claimed.

ERGO continued to make payments to the Municipality, albeit under protest and without prejudice and/or admission of liability; based on the recently introduced “J-Tariff”, which, whilst still deemed to be disproportionate, was significantly lower than the previously imposed “D-Tariff”. The Group recognised an asset for these payments made under protest (refer note 25.1).

As a result of the conclusion of this latter “without prejudice” arrangement with the Municipality, ERGO brought an application for leave to amend its plea and counter claim; to which the Municipality objected. ERGO’s application was argued before Judge Spilg (the judicially appointed case manager) on 27 March 2019 and judgment in respect thereof is still awaited.

The Second Summons

In June 2019, the Municipality served the second summons on ERGO seeking an amount of R31.6 million in respect of electricity allegedly supplied to ERGO.

The Consolidated Application

ERGO has sought to apply for consolidation of the disputes. The Municipality is opposed to any consolidation.

At this stage no application for consolidation has been launched.

The parties have agreed, together with the case manager, that the judgments will first be handed down in regard to the aforementioned interlocutory applications, which will inform the parties as to the need to consolidate.

It is ERGO’s view that the first and second actions (first and second summons) should be consolidated.  Accordingly, the action matters to be consolidated should be heard separately and in advance of the Main Application, as a decision in regard to the actions, will essentially be determinative of the Main Application.

The reasons for the consolidation are due to the fact that the parties are identical and the central dispute in both actions and the Main Application revolves around the same question, namely who supplies the electricity to the Plant.  The evidence will be identical in all three matters.

26   CONTINGENT ASSETS AND LIABILITIES continued

Occupational Lung Diseases

On May 3, 2018, former mineworkers and dependents of deceased mineworkers (“Applicants”) and Anglo American South Africa Limited, AngloGold Ashanti Limited, Sibanye Gold Limited trading as Sibanye-Stillwater, Harmony Gold Mining Company Limited, African Rainbow Minerals Limited and certain of their affiliates (“Settling Companies”) settled the class certification application in which the Applicants in each sought to certify class actions against gold mining houses cited therein on behalf of mineworkers who had worked for any of the particular respondents and who suffer from any occupational lung disease, including silicosis or tuberculosis.

The DRDGOLD Respondents, comprising DRDGOLD Limited and East Rand Proprietary Mines Limited, are not a party to the settlement between the Applicants and Settling Companies.

In December 2018, the Applicants and Settling Companies approached the Gauteng Local Division of the High Court, Johannesburg on an ex parte basis to make the settlement agreement an order of court.

The application was heard on May 29, 2019 and on July 26, 2019, the Gauteng Local Division of the High Court, Johannesburg approved the settlement agreement.

The Settling Companies together with the Applicants have established a settlement trust (named the Tshiamiso Trust) to administer the benefits which have been estimated to be in the amount of R5 billion. There are ten classes of claimants who, once properly certified, will be eligible for a benefit.

The settlement agreement is not binding on the DRDGOLD Respondents. The dispute, insofar as the class certification application and appeal thereof is concerned, still stands and has not terminated in light of the settlement agreement.

DRDGOLD maintains the view that it is too early to consider settlement of the matter, mainly for the following reasons:

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

27   FINANCIAL INSTRUMENTS

       CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in business model.

A financial asset shall be measured at amortised cost if both the following conditions are met:

•       the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•       the contractual terms of the financial asset give rise of specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

An investment is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss:

•       It is held with a business model whose objective achieved by both collecting contractual cash flows and selling financial assets; and

•         Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

27   FINANCIAL INSTRUMENTS continued

         FINANCIAL RISK MANAGEMENT FRAMEWORK

         Overview

The Group has exposure to credit risk, liquidity risks, as well as other market risks from its use of financial instruments. This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives and policies and processes for measuring and managing risk. The Group’s management of capital is disclosed in note 20. This note must be read with the quantitative disclosures included throughout these consolidated financial statements.

The board of directors (“Board”) has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board has established the Audit and Risk Committee (“ARC”), which is responsible for developing and monitoring the Group’s risk management policies. The committee reports regularly to the Board on its activities.

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

The ARC oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The ARC is assisted in its oversight role by the internal audit function. The internal audit function undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the ARC.

         CREDIT RISK

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade and other receivables.

The Group’s financial instruments do not represent a concentration of credit risk due to the exposure to credit risk being managed as disclosed in the following notes:

         NOTE 12      INVESTMENTS IN REHABILITATION OBLIGATION FUNDS

         NOTE 13      CASH AND CASH EQUIVALENTS

         NOTE 15      TRADE AND OTHER RECEIVABLES

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

         NOTE 5         REVENUE

         Other market risk

         Additional disclosures are included in the following note:

         NOTE 25.2   INVESTMENTS IN OTHER ENTITIES

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

         Additional disclosures are included in the following notes:

         NOTE 12      INVESTMENTS IN REHABILITATION OBLIGATION FUNDS

         NOTE 13      CASH AND CASH EQUIVALENTS

27   FINANCIAL INSTRUMENTS continued

         FINANCIAL RISK MANAGEMENT FRAMEWORK continued

         MARKET RISK continued

         Foreign currency risk

The Group enters into transactions denominated in foreign currencies, such as gold sales denominated in US dollar, in the ordinary course of business. This exposes the Group to fluctuations in foreign currency exchange rates.

         Additional disclosures are included in the following notes:

         NOTE 15      TRADE AND OTHER RECEIVABLES

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

         Additional disclosures are included in the following note:

         NOTE 16      TRADE AND OTHER PAYABLES

         NOTE 20      CAPITAL MANAGEMENT

28   RELATED PARTIES

Disclosures are included in the following notes:

NOTE 6        COST OF SALES

NOTE 16      TRADE AND OTHER PAYABLES

NOTE 19.2  TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

NOTE 21      EQUITY

NOTE 24      INTEREST IN SUBSIDIARIES

29   SUBSEQUENT EVENTS

There were no significant subsequent events between the year-end reporting date of June 30, 2019 and the date of issue of these financial statements other than described below and included in the preceding notes to the consolidated financial statements.

       Dividend

On September 3, 2019, the Board declared a final dividend for the year ended June 30, 2019 of 20 SA cents per share, which was paid on September 30, 2019.

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

4.2(3)	Form of Non‑Executive Employment Agreement.
4.3(3)	Form of Executive Employment Agreement.
4.4(4)	Agreement between DRDGOLD Limited and Rand Refinery Limited, dated October 12, 2001. http://www.sec.gov/Archives/edgar/data/1023512/000104746902008746/a2096282zex-4_36.txt
4.5(12)	Local Mine Bullion Refining Agreement between DRDGOLD Limited and Rand Refinery Limited, dated June 27, 2018. http://www.sec.gov/Archives/edgar/data/1023512/000102351218000003/exhibit4.htm

4.6(5)	Option Agreement entered into by and between DRDGOLD Limited and M5 Developments Proprietary Limited, dated July 21, 2005. http://www.sec.gov/Archives/edgar/data/1023512/000120561305000206/ex4_91.htm
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

8.1(13)	List of Subsidiaries.
10.1(12)	DRD Exchange Agreement entered into by DRDGOLD Limited (“DRDGOLD”) and Sibanye Gold Limited
http://www.sec.gov/Archives/edgar/data/1023512/000102351218000003/exhibit10.htm
10.2(12)

Sibanye-Stillwater Exchange Agreement entered into by Sibanye Gold Limited and K2017449061 (South Africa) Proprietary Limited (to be renamed WRTRP Proprietary Limited) and including DRDGOLD Limited (“DRDGOLD”)

http://www.sec.gov/Archives/edgar/data/1023512/000102351218000003/exhibit10002.htm
10.3(12)	DRD Guarantee issued by DRDGOLD Limited (“DRDGOLD”) to and in favor of Sibanye Gold Limited.
http://www.sec.gov/Archives/edgar/data/1023512/000102351218000003/exhibit10003.htm
10.4(12)	DRD Option Agreement between DRDGOLD Limited (“DRDGOLD”) and Sibanye Gold Limited.
http://www.sec.gov/Archives/edgar/data/1023512/000102351218000003/exhibit10004.htm
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

http://www.sec.gov/Archives/edgar/data/1023512/000102351218000003/exhibit10005.htm

10.6(12)	Revolving Credit Facility. http://www.sec.gov/Archives/edgar/data/1023512/000102351218000003/exhibit10006.htm
10.7(13)	First Addendum to the Revolving Credit Facility
10.8(13)	ABSA Ergo Mining Performance Guarantee Number 175 02 0183033 G
12.1(13)	Certification pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
12.2(13)	Certification pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
13.1(13)	Certification pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
13.2(13)	Certification pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
101.INS(14)	XBRL Instance Document
101.SCH(14)	XBRL Taxonomy Extension Schema Document
101.CAL(14)	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF(14)	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB(14)	XBRL Taxonomy Extension Label Linkbase Document
101.PRE(14)	XBRL Taxonomy Extension Presentation Linkbase Document

___________

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

(12)  Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2018.

(13)  Filed herewith.

(14)  To be filed by amendment pursuant to Rule 405(f)(2) of Regulation S-T.

SIGNATURES

                The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By:	/s/ D.J. Pretorius D.J. Pretorius Chief Executive Officer
By:	/s/ A.J. Davel A.J. Davel Chief Financial Officer
Date: October 31, 2019