Form 20-F/A
period 2019-06-30
DRDGOLD LTD
filed 2019-11-29
CIK 1023512

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board ☑    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐    No ☑

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐   No ☐

EXPLANATORY STATEMENT

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended June 30, 2019, filed with the Securities and Exchange Commission on October 31, 2019 (the "2019 Form 20-F"), is being filed solely for the purpose of adding Exhibit 101 to Item 19 "Exhibits" and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T, Exhibit 101 was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2019 Form 20-F does not, and does not purport to, amend, update or restate the information in any other Item of the 2019 Form 20-F, or reflect any events that have occurred since the 2019 Form 20-F was filed.

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
Date: November 29, 2019