Form 20-F
DRDGOLD LTD
filed 2020-10-29
CIK 1023512

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934

Commission file number 0-28800

DRDGOLD LIMITED

(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

REPUBLIC OF SOUTH AFRICA (Jurisdiction of incorporation or organization)

Constantia Office Park Cnr 14th Avenue and Hendrik Potgieter Road Cycad House, Building 17, Ground Floor Weltevreden Park 1709, South Africa

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

                Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                             864,588,711 ordinary shares of no par value outstanding as of June 30, 2020.

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

                 We present our financial information in rand, which is our presentation and reporting currency. All references to “dollars” or “$” herein are to United States Dollars and references to “rand” or “R” are to South African rands. Solely for your convenience, this Annual Report contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R17.32 per $1.00, the year end exchange rate on June 30, 2020.

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

DRDGOLD Limited

                 When used in this Annual Report, the term the “Company” refers to DRDGOLD Limited and the terms “we,” “our,” “us” or “the Group” refer to the Company and its subsidiaries as appropriate in the context.

Acquisition of gold assets from Sibanye-Stillwater and subsequent exercise of option to purchase shares

                On July 31, 2018, we completed the acquisition of the gold assets associated with Sibanye Gold Limited, trading as Sibanye-Stillwater’s (“Sibanye-Stillwater”) West Rand Tailings Retreatment Project (“WRTRP”), subsequently renamed Far West Gold Recoveries Proprietary Limited (“FWGR”).  This acquisition significantly increased our assets and revenues and added 2.72 million ounces to our Ore Reserves.  In connection with the acquisition, we issued to Sibanye-Stillwater new shares in the Company equal to 38.05% of outstanding shares, and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares within a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value (the “Option”).  On January 8, 2020, Sibanye-Stillwater exercised the Option. On January 22, 2020 Sibanye-Stillwater subscribed for 168,158,944 DRDGOLD shares at an aggregate subscription price of R1,086 million,. These shares were issued at a price of R6.46 per share, being a 10% discount to the 30-day volume weighted average traded price.

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

•          expected gold production and cash operating costs expected in fiscal year 2021;

•          our prospects in litigation and disputes;

•          statements with respect to the legal review for increasing the deposition capacity of the Brakpan/Withok Tailings Storage Facility (“TSF”), and expected potential increase in capacity and life of mine;

•          expected deposition capacity from improvements in our dams and new dam construction; and

•           expected effective gold mining tax rate.

        Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•           the global impact of the COVID-19 pandemic and potential announcement of further national lockdowns, including in South Africa;

•           adverse changes or uncertainties in general economic conditions in South Africa;

•           regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals;

•           future performance relating to the FWGR Phase 2 assets;

•           challenges in replenishing mineral ore reserves;

•           changes in our competitive position;

•           changes in, or that affect our business strategy;

•           our ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•           the success of our business strategy, development activities and other initiatives,

•           adverse changes in our gold production as well as the demand for and the price of gold;

•           changes in technical and economic assumptions underlying DRDGOLD’ mineral reserve estimates;

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

•           the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19); and

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
All-in sustaining costs per kilogram

All-in sustaining costs is a measure on which guidance is provided by the World Gold Council and includes cash operating costs of production, plus movement in gold in process on a sales basis, corporate administration expenses and other (costs)/income, the accretion of rehabilitation costs and sustaining capital expenditure. Costs other than those listed above are excluded. All-in sustaining costs per kilogram are calculated by dividing total all-in sustaining costs by kilograms of gold produced. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.

All-in costs per kilogram

All-in costs is a measure on which guidance is provided by the World Gold Council and includes all-in sustaining costs, retrenchment costs, care and maintenance costs, ongoing rehabilitation expenditure, growth capital expenditure and capital recoupments. Costs other than those listed above are excluded. All-in costs per kilogram are calculated by dividing total all-in costs by kilograms of gold produced. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.

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
Growth capital expenditure

Capital additions that are not sustaining capital expenditure. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.

g/t	Grams per tonne.
Metallurgical plant	A processing plant (mill) erected to treat ore and extract the contained gold.
Mine call factor	The gold content recovered expressed as a percentage of the called gold content.
Mt	Million tons.
Ore	A mixture of valuable and worthless materials from which the extraction of at least one mineral is technically and economically viable.
Other operating costs / (income)	Expenses incurred, and income generated in the course of operating activities, which are not directly attributable to production activities.
Pay-limit	The minimum in-situ grade of ore blocks or sites for which cash operating costs, including all overhead costs, are equal to a projected gold price per ounce.
Operating costs	Operating costs are cost of sales less depreciation, change in estimate of rehabilitation provision, movement in gold in process and finished inventory – gold bullion, and retrenchment costs.
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
Sustaining capital expenditure

Sustaining capital expenditure are those capital additions that are necessary to maintain current gold production. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

                 Not applicable.

ITEM 3. KEY INFORMATION

3A. SELECTED FINANCIAL DATA

                 The following selected consolidated financial data as at June 30, 2020 and 2019 and for the years ended June 30, 2020, 2019 and 2018 is derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by KPMG Inc.  The selected consolidated financial data as at June 30, 2018, 2017 and 2016, and for the years ended June 30, 2017 and 2016 is derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with IFRS,  as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5. Operating and Financial Review and Prospects and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

	Selected Consolidated Financial Data
	(in millions, except share, per share and ounce data)

	Year ended June 30,
	2020[1]	2020	2019	2018	2017	2016
	$’m	R'm	R'm	R'm	R'm	R'm
Profit or loss Data
Revenue	241.6	4,185.0	2,762.1	2,490.4	2,339.9	2,433.1
Results from operating activities	54.2	937.9	125.2	52.0	(24.6)	119.6
Profit/(loss) for the year attributable to equity owners of the parent	36.7	635.0	78.5	6.5	13.7	61.9
Adjusted EBITDA[2]	81.5	1,411.6[2]	254.1[2]	-[2]	-[2]	-[2]

Per Share Data
Basic earnings/(loss) per share (cents)	4.8	82.5	11.8	1.5	3.2	14.7
Diluted earnings/(loss) per share (cents)	4.7	81.0	11.5	1.5	3.2	14.7

Dividends proposed per share for the year (ZAR cents)		85.0	20.0	5.0	5.0	62.0
Dividends proposed per American Depositary Shares for the year (USD cents)		49.1	14.2	3.6	3.8	45.2
Exchange rate (USD1:ZAR)[1]		17.32	14.07	13.72	13.05	14.68
Intraday high (USD1:ZAR)		19.34	15.69	14.57	14.75	16.87
Intraday low (USD1:ZAR)		13.80	13.07	11.50	12.42	12.24
Number of shares issued as at June 30	864,588,711	864,588,711	696,429,767	431,429,767	431,429,767	431,429,767

Statement of financial position data
Total assets	327.7	5,675.2	4,059.9	2,360.5	2,287.4	2,419.1
Equity (Net assets)	233.3	4,040.2	2,688.5	1,267.2	1,302.4	1,339.6
Ordinary share capital[3]	355.5	6,157.4	5,072.3	4,177.2	4,177.2	4,177.2

	2020	2020	2020	2020	2020	2020
	September	August	July	June	May	April
Exchange Rate Data
Intraday high (USD1:ZAR)	17.26	17.78	17.37	17.61	18.95	19.34
Intraday low (USD1:ZAR)	16.07	16.54	16.34	16.33	17.29	17.79

[1]Translations into Dollars in this table are for the purpose of convenience only and are computed at the closing exchange rate at June 30, 2020 of R17.32 per $1.00, or the annual average as noted. You should not view such translations as a representation that such amounts represent actual Dollar amounts. All other translations in this Annual Report are based on exchange rates quoted by local financial institutions.

[2]Adjusted EBITDA is a non-IFRS financial measure. For a definition of Adjusted EBITDA see Glossary of Terms and Explanations. Adjusted EBITDA (which is based on the definition of that term used in our Revolving Credit Facility ("RCF") agreement) may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

The Group considers Adjusted EBITDA for the purpose of evaluating compliance with the covenants imposed by the Company’s RCF. The Group considers the presentation of Adjusted EBITDA provides useful information to investors. We began presenting Adjusted EBITDA following the entry into our RCF in fiscal 2019. Adjusted EBITDA was not presented or considered by the Company before fiscal 2019.  For a reconciliation of Adjusted EBITDA to profit for the year, see Item 5.A. Operating and Financial Review and Prospects—Adjusted earnings before interest, interest, depreciation and amortization

[3]Ordinary share capital as of June 30, 2020 is stated after the deduction of R51 million (2019: R51 million, 2018: R50.7 million) share capital relating to treasury shares held by the Group.

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

Risks related to our business and operations

Changes in the market price for gold and exchange rate fluctuations, both of which have fluctuated widely in the past, affect the profitability of our operations and the cash flows generated by those operations.

Our results are significantly impacted by the price of gold and the USD-Rand exchange rate.

Any sustained decline in the market price of gold from the current elevated levels would adversely affect us, and any decline in the price of gold below the cost of production could result in the closure of some or all of our operations which would result in significant costs and expenditure, such as, incurring retrenchment costs earlier than expected which could lead to a decline in profits, or losses. In addition, as most of our production costs are in rands, while gold is sold in dollars and then converted to rands, our results of operation and financial condition have been and could be in the future materially affected by an appreciation in the value of the rand. Accordingly, any sustained decline in the dollar price of gold and/or the strengthening of the South African rand against the dollar would negatively and adversely affect our business, operating results and financial condition.

In the wake of the COVID 19 pandemic and measures taken to address the outbreak, there has been a global trend of investors, turned to gold and gold stocks as a safe haven asset, as has been the case in may previous times of global economic crisis. This has led to a surge in the average gold price from R781,261 per kg in the quarter ended March 31, 2020 to R988,030 per kg for the quarter ended June 30, 2020.  As gold price levels in fiscal 2020 and currently are impacted by the COVID-19 outbreak, changes in conditions in the future (e.g. global recovery from the COVID-19 pandemic) could lead to a decrease of the gold price to pre-pandemic levels or lower.

                Although we entered into a gold price hedge in fiscal 2019, we typically do not enter into forward contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements of the rand. We sell gold at spot prices based on the afternoon London Bullion Market fixing price on the day when Rand Refinery, acting as an agent for the sale of all gold produced by the Group, delivers the Gold to the buyer. We usually sell our foreign currency at the spot price in the market on the date of trade. If the dollar gold price should fall and/or the rand should strengthen against the dollar, this would adversely affect us, and we may experience losses, and if these changes result in revenue below our cost of production and remain at such levels for any sustained period, we may be forced to curtail or suspend some or all our operations.

                Exchange rates are influenced by global economic trends. The closing exchange rate of the rand against the dollar at June 30, 2020 weakened by 23% compared to June 30, 2019. The closing price of the rand against the dollar at June 30, 2019 weakened by 3% compared to June 30, 2018. At September 30, 2020, the rand traded at R16.73 = $1.00 (based on closing rates), a 3% strengthening of the rand against the Dollar from June 30, 2020. The rand/dollar exchange rate remained volatile throughout the year mainly as a result of global, emerging market and South Africa economic uncertainty, global market slowdown sentiment, tensions between the USA and China, perceived political instability and low economic growth in South Africa, and a seemingly terminally distressed Eskom Holdings SOC Limited (“Eskom”). Further volatility in the Rand was fueled by Moody’s downgrade of South Africa’s sovereign credit rating to sub-investment grade as a result of “continuing  deterioration in fiscal strength and structurally very weak economic growth.”

                A decrease in the dollar gold price and/or a strengthening of the rand against the dollar results in a decrease in our profitability. If the rand was to appreciate against the dollar for a continued time, our operations could experience a reduction in cash flow and profitability, and this would adversely affect our business, operating results and financial condition.

A failure to acquire new Ore Reserves could negatively affect our future cash flows, results of operations and financial condition.

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

                While we have been able to increase reserves over the prior three fiscal years—See Item 4B. “Business Overview—Ore Reserves”—such increases were dependent upon acquisitions and successful drilling programs, and such increases were offset by depletions.  If we are not successful in increasing reserves in future years, our reserves could decrease, and such reduction would adversely affect our business, operating results and financial condition.

                We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire, including the development of Phase 2 of the FWGR assets acquired from Sibanye-Stillwater.

                Our future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. The ability to complete such transactions may be hindered by a number of factors, including identifying acquisition targets, obtaining necessary financing and potential difficulties in obtaining government approvals. Any acquisitions we make, could fail to achieve our financial or strategic objectives or disrupt our ongoing business which could adversely impact our results of operations. Phase I of the FWGR development was commissioned on April 1, 2019. Phase 2 planning of the project is currently underway. There can be no assurance that Phase 2 will be completed on time or will result in expected benefits.

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

                Our large projects, most notably the development of FWGR, are subject to schedule delays and cost overruns, and we may face constraints in financing our existing projects or new business opportunities, which could render our projects unviable or less profitable than planned.

                The development of our projects are capital intensive processes carried out over long durations and requires us to commit significant capital expenditure and allocate considerable management resources in utilising our existing experience and know-how.

                Projects like the development of Phase 2 of the FWGR assets acquired from Sibanye-Stillwater is subject to the risk of delays and cost overruns which are inherent in any large construction project including, inter alia:

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

•  global pandemics;

•  national work stoppages as a result of infectious deceases and pandemics such as COVID-19;

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

                Our operating cash flow and banking facilities may be insufficient to meet our capital expenditure plans and requirements, depending on the timing and cost of development of our existing projects and any further projects we may pursue. As a result, new sources of capital may be needed to meet the funding requirements of these projects and to fund ongoing business activities. Our ability to raise and service significant new sources of capital will be a function of, inter alia, macroeconomic conditions, our credit rating, our gearing and other risk metrics, the condition of the financial markets, future gold prices, the prospects for our industry, our operational performance and operating cash flow and debt position.

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

                Management’s estimates on future cash flows are subject to risks and uncertainties, such as the rand gold price, production volumes, recovered grades and costs. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from other financing sources and any such other financing may not be permitted under the terms of our financing arrangements, or may not be available on acceptable terms, or at all. If we do not generate sufficient cash flows or have access to adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or meet our working capital requirements may be adversely affected.

                Any interruption in gold production at any of our two mining operations generating cash flows, will have an adverse effect on the Company.

                We have two mining operations generating cash flows, namely Ergo and FWGR.  Ergo’s reclamation sites, processing plants, pump stations and the Brakpan/Withok Tailings Storage Facility ("Brakpan/Withok TSF") are linked through pipeline infrastructure. The Ergo plant is currently our major processing plant. FWGR’s reclamation site, DP2 processing plant, pump stations and the Driefontein 4 Tailings Storage Facility are linked through pipeline infrastructure.

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

                We have suffered interruptions in gold production. For example: the Group temporarily halted its operations at Ergo and FWGR on March 26, 2020 pursuant to the announcement of the national lockdown in South African (“Lockdown”). Operations gradually recommenced through April and May 2020 (Refer to Item 4D. ‘‘Property, plant and production – Ergo Production and FWGR production”), but we remain subject to the risk of further lockdowns and other restrictions as a result of the COVID-19 pandemic.

                Our operations are also exposed to severe weather events that could interrupt production. It is believed that the long-term upward trend in global temperature is directly correlated with the increase in global severe weather events both in terms of magnitude and frequency.

                For example, dry weather conditions have prompted level 2 water restrictions on residential water users in the Johannesburg area. These water restrictions remain in place as at September 30, 2020. Severe thunderstorms and high winds, especially during the summer rainy season, may also cause damage to operation infrastructure that may in turn cause an interruption in the production of gold.  Such incidents and other weather events may damage the facility and cause the interruption of deposition and gold production until the facility is repaired or alternative deposition is brought online.

                Our FWGR operations are reliant on the use of and access of Sibanye-Stillwater’s mining infrastructure, related services including the smelting and recovery of gold from gold loaded carbon produced at FWGR as well as the use of various rights, permits and licenses held by Sibanye Gold in terms which FWGR operates, pending the transfer to FWGR of those that are transferable. Any disruption in the supply of, or our ability to use and access the Sibanye-Stillwater mining infrastructure, related services and rights, permits and licenses, could have an adverse impact on our operations.

                Each of these or other weather conditions or other interruptions could adversely impact our operations which could have a material adverse effect on our business, operating results and financial condition.

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

•  gold theft;

•  environmental factors; and

•  pollution.

Our production costs consist mainly of materials including reagents and steel, labor, electricity, specialized service providers, water, fuels, lubricants and other oil and petroleum-based products. Production costs have in the past, and could in the future, increase at rates in excess of our annual inflation rate and impact our results of operation and can result in the restructuring of these operations at substantial cost.

                On September 16, 2019, Ergo signed a two-year wage agreement with the Majority Unions for an average increase of 5.9% per annum across our workforce with individual increases ranging from 5.5% to 7% per annum, with the intention to extend this agreement for a third year.  As part of the transitional arrangements at FWGR, a three-year wage agreement is in place and is scheduled to conclude in June 2021.

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

                 Uncertainties regarding the impact of the COVID-19 pandemic on current and future operations

                We face risks relating to the COVID-19 pandemic and measures taken to address the outbreak.

                The Group temporarily halted its operations at Ergo and FWGR on March 26, 2020 pursuant to the announcement of the national lockdown in South African (“Lockdown”). Operations gradually recommenced through April and May 2020 (Refer to Item 4D. ‘‘Property, plant and production – Ergo Production and FWGR production”). We remain subject to the risk of further lock-downs or other restrictions to our operations and we also face the risk of disruptions to our suppliers' operations.

                The risk related to the impact of the COVID-19 pandemic is not isolated to health and safety for our employees and disruptions to our operations, but has manifested as a risk in terms of social stability as well as economic activity and growth both in South Africa and globally. Whilst we have implemented programs to address the risk of COVID-19 infections at our operations, the COVID-19 pandemic may have numerous other consequences, including adverse impacts on our supply chain and availability of materials used in our operations. The risks associated with an anticipated “new wave” of infection remain highly uncertain and could lead to increased employee infection risk decreasing productivity and could result in further restrictive national lockdowns, which could lead to disruptions in our business operations.

                We have benefitted from the increase in gold prices driven at least in part by the impact of the COVID-19 pandemic.  Gold prices may decrease to the extent that the impact of the pandemic is alleviated.

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

                We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate group Provision for Environmental Rehabilitation at a net present value of R568.9 million which is included in our statement of financial position as at  June 30, 2020 (Refer to Item 18. ‘‘Financial Statements - Note 11 – Provision for environmental rehabilitation”). However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We fund these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds or funds held in insurance instruments established for our operations. If any of our operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to prosecution, litigation and potentially significant liabilities.

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

Due to the nature of our business, our operations face extensive health and safety risks and regulation of those risks.

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

                Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure or are not insured, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. The insured value for property and loss of profits due to business interruption is R11.35 billion, with a total loss limit of R650 million for the 2021 fiscal year. Business interruption is only covered from the time the loss occurs and is subject to time and amount deductibles that vary between categories. To cover legal liability to third parties for damage, injury, illness or death a total of R1.5 billion insurance cover is in place for the 2020 fiscal year, subject to certain exclusions and limitations on coverage.

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

                 Certain components of the FFG were temporarily halted in the first quarter of fiscal year 2020 to perform an evaluation and compare the additional revenues earned from additional gold extracted from the most recently integrated reclamation sites compared to the cost incurred to operate the FFG circuit. The remaining components of the FFG continue to operate. Testing on the newly integrated material has suggested that some of these halted components will only operate in subsequent years once the related reclamation sites have been brought online in accordance with the current life of mine plan for ERGO. These halted components are classified as idle assets until they are brought back into operation as described. The success of the FFG is directly dependent on the material type and material mix processed through it. Therefore, the halted components will remain idle pending the continuation and conclusion of various test work regarding the material type and material mix of future reclamation sites. Firm decisions have also not yet been made by the executive committee and the Board of Directors on the future of the FFG. We remain subject to operations risks relating to the FFG project.

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

                In addition, from time to time, we implement updates to our information technology systems and software, which can disrupt or shutdown our information technology systems. Information technology system disruptions, if not appropriately addressed or mitigated, could have a material adverse effect on our operations.

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

During fiscal year 2020 the gold price reached a high of U$1,785 per ounce and a low of U$1,382. We benefited from a sustained upswing in gold price in the first quarter, and in the fourth quarter, following the global response to the COVID-19 pandemic, the gold price surged further to all-time highs.

                Investors globally, as they have in so many previous times of crisis, turned to gold and gold stocks as a safe haven asset, leading to a surge in the average gold price from R781,261 per kg in the quarter ended March 31, 2020 to R988,030 per kg for the quarter ended  June 30, 2020. The rand/dollar exchange rate remained volatile throughout the year mainly as a result of economic uncertainty and perceived political instability, global market slowdown sentiment, tensions between the USA and China, low economic growth, and a seemingly terminally distressed Eskom. Further volatility in the Rand was fueled by Moody’s downgrade of South Africa’s sovereign credit rating to sub-investment grade as a result of “continuing  deterioration in fiscal strength and structurally very weak economic growth.”

                COVID-19 (or an alleviation of the pandemic) or other factors mentioned above could put negative pressure on the price of gold in the future. Our profitability may be negatively impacted by a decline in the gold price as we incur losses when revenue from gold sales drops below the cost of production for an extended period.

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

•           availability of water;

•           injuries to employees or fatalities due to falls from heights and accidents relating to mobile machinery or electrocution or other causes;

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

                The COVID-19 pandemic has also increased the risk of social unrest in our surrounding communities already created from a growing frustration of society at large on slow reformative action being taken by all spheres of the South African government, in particular, in combating high unemployment particularly in the youth of the country. This frustration can lead to social unrest, people committing crimes, vandalising property and damaging infrastructure in and around our operations.

                Inflation can adversely affect us.

                The inflation rate in South Africa is relatively high compared to developed, industrialized countries. As of June 30, 2020, the annual Consumer Price Inflation Index (“CPI”), stood at 2.2% compared to 4.5% in June 2019 and 4.6% in June 2018. Annual CPI was 3.0% as at September 30, 2020. Inflation in South Africa generally results in an increase in our rand operational costs, unless such inflation is accompanied by a concurrent devaluation of the rand against the dollar or an increase in the dollar price of gold. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could reduce our profitability.

 The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect on the results of our operations and our financial condition.

We may be subject to claims relating to occupational health diseases and we are currently subject to a claim described below.

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

On May 3, 2018, former mineworkers and dependents of deceased mineworkers (“Applicants”) and Anglo American South Africa Limited, AngloGold Ashanti Limited, Sibanye Gold Limited trading as Sibanye-Stillwater, Harmony Gold Mining Company Limited, Gold Fields Limited, African Rainbow Minerals Limited and certain of their affiliates (“Settling Companies”) settled the class certification application in which the Applicants in each sought to certify class actions against gold mining houses cited therein on behalf of mineworkers who had worked for any of the particular respondents and who suffer from any occupational lung disease, including silicosis or tuberculosis.

The DRDGOLD Respondents, are not a party to the settlement between the Applicants and Settling Companies. The dispute, insofar as the class certification application and appeal thereof is concerned, still stands and has not terminated in light of the settlement agreement (refer to Item 18. “Financial Statements - Note 26 – Contingencies”).

An adverse judgment in the claim described above or any other claim could have an adverse impact on us.

                 We have experienced an increase in organised crime activities which has started to target gold plants.

                Recently, a number of companies, including our Knights and Ergo plants, were subject to armed attacks targeting the gold in the plants or high-grade gold bearing material. These incidents were very well organised and in all the incidents the thieves were armed. In some of the incidents employees of companies were also held hostage until the targeted material was obtained. In the 2019 incident a security officer was fatally injured.

                 Any such incidents have and may still result in losses of gold or other damage which could have a material adverse impact on our business, financial results or condition.

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

The security of future power supply as well as the cost thereof remains a risk and may have major implications for our operations, which may result in significant production losses. The country’s current reserve capacity may be insufficient and the risk of electricity stoppages is expected to continue for the foreseeable future. Supply interruptions because of this as well as an aging and poorly maintained distribution grid may pose a significant risk to the operations.

                The group has a load-curtailment agreement in place with Eskom in terms of which we reduce power consumption by between 10% and 20% when the grid is under pressure, but Eskom maintains uninterrupted power supply to the operations.

                The National Energy Regulator of South Africa (“NERSA”) initially approved an average tariff increase of 8.1% average effective April 1, 2020 and an average increase of 5.2% effective April 1, 2021. In July 2020, a high court ordered that the average tariff for April 1, 2021 be increased by a further 9.8%. NERSA has applied for leave to appeal this ruling. These increases have had an adverse effect on our production costs and similar or higher future increases could have a material adverse effect on our operating results and financial condition.

Ergo is currently disputing the electricity tariff charged by Ekurhuleni Metropolitan Municipality (refer to Item 18. “Financial Statements - Note 24 – Payments made under protest”).

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

DRDGOLD invested R22 million in the construction of a filtration plant at the Rondebult Waste Water Works (operated by the East Rand Water Care Company) to treat sewage water to reduce the use of potable water. This water is used both to reclaim and carry production materials and also, ultimately, to irrigate rehabilitation vegetation at a significantly lower cost than that of potable water. The plant was commissioned in early fiscal year 2016 and has design capacity to provide Ergo with 10 Mega Litres (“Ml”) a day from the Rondebult sewage treatment facility. However, due to the deterioration of the local government authorities’ infrastructure, the expected quantity of sewerage is not reaching the treatment facility and as a result Ergo is still not able to extract the full design capacity of 10 Ml of water a day. It is not certain if and when the flow of sewerage will reach expected levels.

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

                The Broad Based Socio‑Economic Empowerment Charter for the South African Mining Industry (“Mining Charter”) (effective from 2014) established certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa. The goals set by the Mining Charter include that each mining company must achieve 15% ownership by historically disadvantaged South Africans, or HDSA, of its South African mining assets within five years and 26% ownership within ten years, in each case, from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons (“HDP”) on a willing seller/willing buyer basis at market value.

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

                 A new Mining Charter has been implemented in September 2018 and supersedes all previous iterations thereof – refer Item 4B. Business Overview – Governmental regulations and their effect on our business –  The Broad Based Socio-Economic Empowerment Charter.

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

                Revised Financial Provisioning Regulations (“FPR”) were published on November 20, 2015 under the National Environmental Management Act, 107 of 1998 (“NEMA”) and became effective from the date of publication thereof. Proposed amendments to the FPRs were published for public comment GNR 1228 GG 41236 of November 10, 2017 (“Draft Regulations”), which seek to address some challenges relating to the implementation thereof. Under these FRPs to be implemented by the DMR, existing environmental rehabilitation trust funds may only be used for post closure activities and may no longer be utilised for their intended purpose of concurrent and final rehabilitation and closure. Further amendments were made to the FPR on September 21, 2018, which extended the period of compliance with the FPR to February 19, 2020. This is likely to affect the amount of funds set aside for financial provision for rehabilitation of the mine. See discussion in 4.B. Business Overview – Governmental regulations and their effect on our business – Financial Provision for Rehabilitation.

The implementation of Carbon Tax effective from June 1, 2019 may have a direct or indirect material adverse effect on our business, operating results and financial condition.

                The Carbon Tax Act No 15 of 2019, or the CTA, came into effect from June 1, 2019. The CTA is based on the polluter-pays-principle and will be implemented across phases. The first phase will run from June 1, 2019 to December 31, 2022 and is applicable to scope 1 emitters. The second phase will be implemented from January 1, 2023 to December 31, 2030. During the first phase, tax-free emission allowances ranging from 60 per cent to 95 per cent are available to emitters in this first phase. This includes a basic tax-free allowance of 60 per cent for all activities, a 10 per cent process and fugitive emissions allowance, a maximum 10 per cent allowance for companies that use carbon offsets to reduce their tax liability, a performance allowance of up to 5 per cent for companies that reduce the emissions intensity of their activities, a 5 per cent carbon budget allowance for complying with the reporting requirements and a maximum 10 per cent allowance for trade exposed sectors. Regulations detailing the tax-free emission allowances during the first and second phases have not been published to date. The Carbon Tax will not have a direct impact on the price of electricity during the first phase of implementation. However, the second phase of implementation of the Carbon Tax may have a direct or indirect material adverse effect on our business, operating results and financial condition. In addition, the potential increases in costs resulting from suppliers passing through their Carbon Tax exposure to the Company may have a direct or indirect material adverse effect on our business, operating results and financial condition.

                Ring-fencing of unredeemed capital expenditure for South African mining tax purposes could have an adverse effect on the business, operating results and financial condition of our operations.

                The Income Tax Act No 58 of 1962, or the ITA, contains certain ring-fencing provisions in section 36 specifically relating to different mines regarding the deduction of certain capital expenditure and the carry over to subsequent years. After the restructuring of the surface operations, effective July 1, 2012, Ergo is treated as one taxpaying operation pursuant to the relevant ring-fencing legislation. It is expected that FWGR will also be treated as one taxpaying operation pursuant to the relevant ring-fencing legislation. In the event that we are unsuccessful in confirming our position or should the South African Revenue Service have a different interpretation of section 36 of the ITA, it could have an adverse effect on our business, operating results and financial condition.

                Draft amendments to the ITA regarding claiming accelerated capital expenditure allowances for South African mining tax purposes could have an adverse effect on the business, operating results and financial condition of our operations.

                The National Treasury has proposed a prospective amendment to the preamble of section 15 of the ITA to limit the accelerated capital expenditure allowances applicable to taxpayers conducting mining operations to only those taxpayers that hold “a mining right as defined in section 1 of the Mineral and Petroleum Resources Development Act in respect of the mine where those mining operations are carried on”. In addition, in relation to section 36 of the ITA, the National Treasury has proposed an amendment to the heading in order to limit the application of the provisions in respect of the calculation of the redemption allowance and balance of unredeemed capital expenditure, to certain mining operations.

                DRDGOLD, as a surface miner, conducts mining operations for its own benefit (i.e. it is not a contract miner) but DRDGOLD is not required to hold a mining right in terms of the MPRDA. The proposed requirement by the ITA to require a miner to hold a mining right in terms of the MPRDA will preclude DRDGOLD from claiming accelerated capital expenditure allowances in terms of sections 15 and 36 of the ITA.

                If these proposed amendments are adopted, it will accelerate cash outflows resulting from current tax expenditure. This could have a material adverse effect on our cash flows, operations, capital investment decisions and financial condition.

                Assessment of unredeemed capital expenditure by the South African Revenue Service could have an adverse effect on the business, operating results and financial condition of our operations.

                The the South African Revenue Service (“SARS”) assessed capital expenditure when it is redeemed against taxable mining income rather than when it is incurred. A different interpretation by SARS could have an adverse effect on our business, operating results and financial condition.

                Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

                Labor costs are significant for Ergo, constituting 22% of Ergo’s production costs for fiscal year 2020 (2019: 18%). As of June 30, 2020, our Ergo operations provided full-time employment for 783 employees while our main service providers deployed an additional 1,372 employees to our operations, of whom approximately 91.9% are members of trade unions or employee associations.

                Labor costs are significant for FWGR, constituting 31% of FWGR’s production costs subsequent to the date of commercial production of April 1, 2019. As of June 30, 2020, our FWGR operations provided full-time employment for 154 employees while our main service providers deployed an additional 243 employees to our operations, of whom approximately 83.1% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We are also susceptible to strikes by workers from time to time, which result in disruptions to our mining operations.

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

                We use a third party service provider for the management of our reclamation sites as well as on our Brakpan/Withok TSF and Driefonteint 4 TSF. Any labor unrest or other significant issue at this third party service provider may impact the operation of this facility.

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

                The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. This includes aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non- U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with the FCPA and other applicable anti-bribery laws. Our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we would investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits, reputational harm or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

                We face risks with respect to compliance with the FCPA and similar anti-bribery laws through our acquisition of new companies and the due diligence we perform in connection with an acquisition may not be sufficient to enable us fully to assess an acquired company’s historic compliance with applicable regulations. Furthermore, as we make acquisitions such as the acquisition of FWGR, our post-acquisition integration efforts may not be adequate to ensure our system of internal controls and procedures are fully adopted and adhered to by acquired entities, resulting in increased risks of non-compliance with applicable anti-bribery laws.

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

Sibanye-Stillwater beneficially owns 50.1% of our outstanding ordinary shares and voting power and has the ability to control, or exert a significant influence over, our board of directors. Sibanye-Stillwater will continue to have significant influence over our affairs for the foreseeable future, including with respect to the election of directors, the consummation of significant corporate transactions, such as an amendment of our constitution, a  merger or other sale of our company or our assets, and all matters requiring shareholder approval. In certain circumstances, Sibanye-Stillwater’s interests as a principal shareholder may conflict with the interests of our other shareholders and Sibanye-Stillwater’s ability to exercise control, or exert significant influence, over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests. In addition, any sale or expectation of sale of some or all the shares held by Sibanye-Stillwater could have an adverse impact on our stock price.

Sales of large volumes of our ordinary shares or ADSs or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of our ordinary shares or ADSs could fall if substantial amounts of ordinary shares or ADSs are sold by our stockholders, or there is the perception in the marketplace that such sales could occur. Current holders of our ordinary shares or ADSs may decide to sell them at any time. Sales of our ordinary shares or ADSs, if substantial, or the perception that any such substantial sales may occur, could exert downward pressure on the prevailing market prices for our ordinary shares or ADSs, causing their market prices to decline. Trading activity of hedge funds and the ability to borrow script in the marketplace will increase trading volumes and may place our share price under pressure.

ITEM 4. INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

                DRDGOLD Limited, or DRDGOLD, is a South African domiciled company that holds assets engaged in surface gold tailings retreatment in South Africa including exploration, extraction, processing and smelting.

                We are a public limited liability company, incorporated on February 16, 1895, as Durban Roodepoort Deep, Limited. On December 3, 2004, the company changed its name from Durban Roodepoort Deep Limited to DRDGOLD Limited. Our operations focus on South Africa's Witwatersrand Basin, which has been a gold producing region for over 120 years.

                Our shares and/or related instruments trade on the JSE, and the New York Stock Exchange.

                Our registered office and business address is Constantia Office Park, Cnr 14th Avenue and Hendrik Potgieter Road, Cycad House, Building 17, Ground Floor, Weltevreden Park, 1709, South Africa. The postal address is P.O. Box 390, Maraisburg, 1700, South Africa. Our telephone number is (+27 11) 470-2600 and our facsimile number is (+27 86) 524-3061. We are registered under the South African Companies Act 71, 2008 under registration number 1895/000926/06. For our ADSs, the Bank of New York Mellon, at 101 Barclay Street, New York, NY 10286, United States, has been appointed as agent.

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

Ergo

                Ergo was formed in June 2007. Ergo is the surface tailings retreatment operation consisting of what was historically the Crown Gold Recoveries Proprietary Limited (“Crown”), ERPM Cason Dump operation and the ErgoGold business units. On July 1, 2012, Ergo acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface operations. Also as part of this restructuring, Ergo acquired DRDGOLD's 35% interest in ErgoGold.

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

A legal review of the existing authorizations was undertaken for increasing the deposition capacity of the Brakpan/Withok TSF. The results indicated that most of the current authorizations are sufficient, however certain documentation would need to be amended. We expect this could increase the potential deposition capacity by approximately 800Mt, and thus, our life of mine from 13 years to more than 20 years.

For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item 4D. Property, Plant and Equipment, and Item 5B. Liquidity and Capital Resources.

FWGR

                On July 31, 2018, we acquired certain gold surface processing assets and tailing storage facilities that included Driefontein 3 and 5, Kloof 1, Venterspost North and South, Libanon, Driefontein 4, Driefontein 2 plant, Driefontein 3 plant, WRTRP pilot plant, and land required for the future development of a central processing plant, regional tailings storage facility and return water dam (together, the “WRTRP Assets”) associated with Sibanye-Stillwater’s WRTRP, subsequently renamed FWGR.  This acquisition represented a significant increase in our assets, which impacted our results in fiscal 2019 and fiscal 2020. In connection with the acquisition, we issued to Sibanye-Stillwater new shares equal to 38.05% of outstanding shares and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares within a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value. On January 8, 2020, Sibanye-Stillwater exercised the option and subscribed for 168,158,944 DRDGOLD shares at an aggregate subscription price of R1,086 million, on January 22, 2020 (R6.46 per DRDGOLD share).

The assets acquired are to be developed in two phases – Phase 1 and Phase 2.

FWGR Phase 1

Phase 1 envisioned the reclamation of Driefontein 5 dumps through a reconfigured Driefontein 2 plant and deposition onto the Driefontein 4 tailings storage facility. Although the Phase 1 upgrade of the Driefontein 2 Plant was essentially complete by the end of fiscal 2019, a decision was made to bypass the mill so that further improvements to the mill liner configuration could be made. These modifications were successfully completed, and the mill was recommissioned in September 2019. A further upgrade to convert the mill to closed circuit from the current open circuit is being considered for fiscal 2021. We believe that this will improve the grind of the material and yield more gold.

The Driefontein 4 tailings storage facility was an upstream day-wall dam with a capacity of approximately 200,000 tonnes per month. In order to increase the deposition capacity to 500 000 tonnes per month, the conversion of this dam to cyclone deposition commenced in fiscal 2019. The conversion of the dam to cycloning has been successful and this allows a deposition capacity of 500,000 tonnes per month until at least the end of calendar year 2024.

FWGR Phase 2 expansion

An engineering consulting company has been engaged to undertake the relevant feasibility study for the Phase 2 expansion project. Phase 2 includes the construction of a new Central Processing Plant (“CPP”) with a capacity of between 1.2 to 2.4 million tonnes per month and the equipping of the required reclamation sites and pipeline infrastructure to supply the relevant resources to the CPP.

Phase 2 also includes the construction of a new Regional Tailings Storage Facility (“RTSF”) , that we believe is necessary in order to develop our FWGR as envisaged [by our management], the new RTSF is expected to be capable of processing 3 million tonnes per month up to a capacity of approximately 800 million tonnes. An external consultant has been appointed to lead the team designing the RTSF. It is anticipated that the definitive feasibility studies will be complete in the first half of fiscal year 2021 and that dam construction will commence in first half fiscal year 2022. The plant construction is anticipated to commence 6-9 months later.

Financing for significant growth projects may be obtained through specific financing arrangements if required. Capital expenditure for FWGR Phase 1 was financed through our RCF (Refer to Item 18. “Financial Statements - Note 20 – Capital Management). Significant financing is required for the Phase 2 expansion which is expected to be financed through a combination of cash resources, the RCF and operational cash flows. Capital expenditure for other projects is mainly financed through cash resources and operational cash flows.

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

                In December 2018, ERPM concluded revised agreements to dispose certain of its underground assets to OroTree Limited (“Orotree”). The disposal of the underground mining and prospecting rights were concluded in the second half of the financial year ended June 30, 2019. Orotree did not exercise an option to purchase the underground mining infrastructure.

Crown

                Crown was acquired on September 14, 1998. Due to the depletion of ore reserves in the western Witwatersrand, the Crown plant ceased operation in March 2017.

4B. BUSINESS OVERVIEW

We are a South African company that holds assets engaged in surface gold tailings retreatment including exploration, extraction, processing and smelting. Our surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, are located in South Africa. Our operating footprint is unique in that it involves some of the largest concentration of gold tailings deposits in the world, situated within the city boundaries of Johannesburg and its suburbs and the far west rand of the province of Gauteng.

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

                On July 31, 2018, we acquired the gold assets associated with Sibanye-Stillwater’s WRTRP, subsequently renamed FWGR.  This acquisition represented a significant increase in our assets.

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

The use of gold as a store of value and the large quantities of gold held for this purpose in relation to annual mine production have meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as in the case of other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. In times of inflation and currency devaluation or economic uncertainty gold is often seen as a safe haven, leading to increased purchases of gold and support for its price.

The average gold spot price increased by 24% from $1,263 per ounce to $1,562 per ounce during fiscal year 2020 after having decreased by 3% from $1,297 per ounce to $1,263 per ounce during the fiscal year 2019 and having increased by 3% from $1,257 per ounce to $1,297 per ounce during the fiscal year 2018. The average gold price received by us for fiscal year 2020 increased by 33% to R768,675 per kg compared to the previous year at R577,483 per kg.

We generally take full exposure to the US dollar spot price of gold and rand/dollar exchange rate. The higher the gold price, the higher our profit margin and visa versa. We benefited from a sustained upswing in gold price in the fourth quarter of fiscal 2020, and in the first quarter of fiscal 2021, following the global response to the COVID-19 pandemic, the gold price surged further to all-time highs.

Investors globally, as they have in so many previous times of crisis, turned to gold and gold stocks as a safe haven asset, leading to a surge in the average gold price from R781,261 per kg in the quarter ended March 31, 2020 to R988,030 per kg for the quarter ended June 30, 2020. The rand/dollar exchange rate remained volatile throughout the year mainly as a result of economic uncertainty and perceived political instability, global market slowdown sentiment, tensions between the USA and China, low economic growth, and a seemingly terminally distressed Eskom. Further volatility in the Rand was fueled by Moody’s downgrade of South Africa’s sovereign credit rating to sub-investment grade as a result of “continuing  deterioration in fiscal strength and structurally very weak economic growth.”

Looking ahead we believe that the global economic environment (particularly during the COVID-19 pandemic), including escalating sovereign and personal levels of debt, economic volatility and the oversupply of foreign currency, will continue to make gold attractive to investors. The supply of gold has shrunk in recent years and is likely to shrink even more due to the significantly reduced capital expenditure and development occurring in the sector.  We believe that this, coupled with global economic uncertainty, is likely to provide support to the gold price in the long term.

All of our revenue is generated in South Africa. Our total revenue for fiscal year ended June 30, 2020 amounted to R4,185.0 million (2019: R2,762.1 million and 2018: R2,490.4 million).

                All gold we produce is sold on our behalf by Rand Refinery Proprietary Limited (Rand Refinery) in accordance with a refining agreement entered into in October 2001 and updated in July 2018. The gold bars which we produce consist of approximately 85% gold, 7-8% silver and the remaining balance comprises copper and other common elements. The gold bars are sent to Rand Refinery for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. The Group recognizes revenue from the sale of gold at a point in time when Rand Refinery, acting as an agent for the sale of all gold produced by the Group, delivers the Gold to the buyer. The sales price is fixed at the London afternoon fixed dollar price on the day the Gold is delivered to the buyer. The dollar proceeds are remitted to us within two days. In exchange for this service, we pay Rand Refinery a variable refining fee plus fixed marketing and administration fees. We own 11% (fiscal year 2019 and 2018: 11%) of Rand Refinery.

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

In South Africa, we are legally required to publicly report Ore Reserves and Mineral Resources in compliance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code. The SEC’s Industry Guide 7 does not currently recognize Mineral Resources. Accordingly, we do not include estimates of Mineral Resources in this Annual Report. The SEC has adopted rules that will amend Guide 7 in future years to required the inclusion of Mineral Resources in additional to Mineral Reserves.

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

                Our Ore Reserves are prepared using three-year average rand gold prices. We prepare business plans using the forecast rand gold price at the time of the ore reserve determination.

Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.

	June, 30		June, 30		June, 30
	2020		2019		2018
	Three-year average	Prevailing gold price	Three-year average gold price	Prevailing gold price	Three-year average gold price	Prevailing gold price
Reserve gold price –$/oz	1,375	1,666	1,272	1,369	1,240	1,328
Reserve gold price –R/kg	629,263	905,774	552,585	629,404	543,327	550,411
Exchange rate –R/$	14.24	16.91	13.53	14.30	13.63	12.90

Our Ore Reserves (imperial) changed in the past three fiscal years as follows:

•          Our Ore Reserves (imperial) decreased from 5.770 million ounces at June 30, 2019, to 5.725 million ounces at June 30, 2020, mainly because of depletion through ongoing mining activities as well as the Grootvlei dump 6/L/16 of 0.3Moz no longer being classified as an Ore Reserve. The decrease was offset by inclusion of Marievale dumps at Ergo of 0.5Moz.

•          Our Ore Reserves (imperial) increased from 3.28 million ounces at June 30, 2018, to 5.770 million ounces at June 30, 2019, mainly because of the acquisition of the gold assets associated with the Sibanye-Stillwater WRTRP project, subsequently renamed FWGR, that added Ore Reserves of 2.72Moz. The increase was offset by depletion through ongoing mining activities.

The life-of-mine for Ergo based on proven and probable ore reserves under Industry Guide 7 of the SEC as at June 30, 2020, was 13 years (June 30, 2019: 11 years, June 30, 2018: 12 years). The increase was due the inclusion of the Marievale dumps at Ergo of 0.5Moz.

The life of mine for FWGR based on proven and probable ore reserves under Industry Guide 7 of the SEC as at June 30, 2020 was 20 years (June 30, 2019: 15 years).

DRDGOLD's Ore Reserves as of June 30, 2020 and 2019 are set forth in the tables below.
The Ore Reserves listed in the table below are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of tons delivered to the plant.

Ore Reserves: Imperial
	At June 30, 2020						At June 30, 2019
	Proven Ore Reserves			Probable Ore Reserves			Proven Ore Reserves			Probable Ore Reserves
	Tons	Grade	Gold Content	Tons	Grade	Gold Content	Tons	Grade	Gold Content	Tons	Grade	Gold Content
	(mill)	(oz/ton)	('000 ozs)	(mill)	(oz/ton)	('000 ozs)	(mill)	(oz/ton)	('000 ozs)	(mill)	(oz/ton)	('000 ozs)

Surface
Ergo	50,012	0.01	439	291,991	0.01	2,688	61,672	0.01	540	283,675	0.01	2,540
FWGR [1]	248,334	0.01	2,463	13,994	0.01	135	194,883	0.01	2,070	74,106	0.01	620
Total	298,346	0.01	2,902	305,985	0.01	2,823	256,555	0.01	2,610	357,781	0.01	3,160

Ore reserves: Metric
	At June 30, 2020						At June 30, 2019
	Proven Ore Reserves			Probable Ore Reserves			Proven Ore Reserves			Probable Ore Reserves
	Tonnes	Grade	Gold Content	Tonnes	Grade	Gold Content	Tonnes	Grade	Gold Content	Tonnes	Grade	Gold Content
	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)

Surface
Ergo	45.37	0.300	13.61	264.89	0.316	83.61	55.95	0.300	16.80	257.35	0.307	79.13
FWGR [1]	225.29	0.340	76.55	12.70	0.330	4.19	176.80	0.365	64.58	67.23	0.285	19.13
Total	270.66	0.333	90.16	277.59	0.316	87.80	232.75	0.350	81.38	324.58	0.303	98.26

[1] The Venterspost North Dump has been reclassified from a probable ore reserve in fiscal 2019 to a proven ore reserve in fiscal 2020 following improved certainty regarding the associated recoveries.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended June 30, 2020

             The measurement and classification of our Proven and Probable Ore Reserves are sensitive to an extent to the fluctuation of the rand gold price. If we had used different rand gold prices than the three-year average prices at the time of ore reserve determination, as of June 30, 2020 and 2019 respectively, we would not have had significantly different ore reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different rand gold prices as detailed below, our Ore Reserves as of June 30, 2020 and 2019 would be as follows:

Year ended June 30, 2020	Three-year average gold price	Prevailing price	10% Below prevailing price	10% Above prevailing price
Rand gold price per kilogram	629,263	905,774	815,197	996,351
Dollar gold price per ounce	1,375	1,666	1,499	1,833
Ore Reserves (million ounces)	5.73	5.73	5.73	5.73

Year ended June 30, 2019	Three-year average gold price	Prevailing price	10% Below prevailing price	10% Above prevailing price
Rand gold price per kilogram	552,585	629,404	566,464	692,344
Dollar gold price per ounce	1,272	1,369	1,232	1,506
Ore Reserves (million ounces)	5.77	5.77	5.77	5.77
	The approximate mining recovery factors for the 2020 ore reserves shown in the above table are as follows:

	Mine Call Factor	Metallurgical recovery factory
	(%)	(%)
Ergo	100	46
FWGR	100	53

	The approximate mining recovery factors for the 2019 ore reserves shown in the above table are as follows:

	Mine Call Factor	Metallurgical recovery factory
	(%)	(%)
Ergo	100	47
FWGR	100	52
The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2020 and 2019, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.
	Proven	Probable
	Reserves	Reserves
Ergo and FWGR	328 ft. by 328 ft.	328 ft. by 328 ft.

	The pay-limit grades based on the three year average dollar price for gold amounting to R629,263/kg and costs used to determine reserves as of June 30, 2020, are as follows:
		Costs used to determine pay-
	Pay-limit grade (g/t)	limit grade (R/t)
Ergo	0.220	66.24
FWGR	0.220	61.12

	The pay-limit grades based on the three year average dollar price for gold amounting to R552,585/kg and costs used to determine reserves as of June 30, 2019, are as follows:
		Costs used to determine pay-
	Pay-limit grade (g/t)	limit grade (R/t)
Ergo	0.200	60.22
FWGR	0.220	61.12

	We apply the pay-limit approach to the mineralized material database of our business in order to determine the tonnage and grade available for mining.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended June 30, 2020

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

Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002

                Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRDA. In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and a social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRDA on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRDA mining rights are not perpetual, but endure for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to five years, with one further period of renewal of three years. Applications for conversion of our old order rights were submitted to the DMR within the requisite time periods. As at June 30, 2020 and September 30, 2020 respectively, all of our Ergo operation’s old order mining rights have been converted into new order rights under the terms of the MPRDA.

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

                 The Mining Charter and the related scorecard are not legally binding and, instead, simply state a public policy. However, the DMR places significant emphasis on the compliance therewith. The Mining Charter and scorecard have a decisive effect on administrative action taken under the MPRDA.

                In recognition of the Mining Charter’s objectives of transforming the mining industry by increasing the number of black people in the industry to reflect the country’s population demographics, to empower and enable them to meaningfully participate in and sustain the growth of the economy, thereby advancing equal opportunity and equitable income distribution, we have achieved our commitment to ownership compliance with the MPRDA through our existing black economic empowerment structure. Our black economic empowerment partner, the DRDSA Empowerment Trust, holds 1.2% in DRDGOLD Limited. (See Item 4C. Organizational Structure).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended June 30, 2020

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

                In April 2018, judgement was handed down by the North Gauteng High Court in Pretoria against a provision in the 2017 Mining Charter which required holders of mining rights to top up the HDP ownership to 30%. The DMR in August 2020, withdrew their notice to appeal to the Supreme Court of Appeal in respect of the judgement issued in April 2018 by the Pretoria High Court.

                The Minerals Council SA has also brought forward an application for a review of the Mining Charter 2018’s provision that the recognition of continued consequences of HDP ownership would not apply in cases of the renewal of existing rights and therefore a top-up to 30% is required. This matter is still in pending in the High Court.

Mine Health and Safety Regulation

                The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and, to this end, imposes various duties on us at our mines and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. The Act was amended in 2009 and the amendments to the Act dealt with inter alia the stoppage of production and increase punitive measures including increased financial fines and legal liability of mine management. Some of the more important provisions in the 2009 amendment bill are the insertion of section 50(7A) that obliges an inspector to impose a prohibition on the further functioning of a site where a person’s death, serious injury or illness to a person or a health threatening occurrence has occurred; a new section 86A(1) creating a new offence for any person who contravenes or fails to comply with the provisions of the Mine Health and Safety Act thereby causing a person’s death or serious injury or illness to a person. Subsection (3) further provides that (a) the “fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission”; and that (b) “the defense of ignorance or mistake by any person accused cannot be permitted”; or that (c) “the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted”; section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines were also increased. Any owner convicted in terms of section 86 or 86A may be sentenced to “withdrawal or suspension of the permit” or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fine for other offences and for administrative fines have all been increased, with the highest being R1 million.

                Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependents for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers of the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal year 2020, we contributed approximately R4.3 million under the COID Act (2019: R3.7 million and 2018: R3.6 million) to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended June 30, 2020

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

                Financial Provision for Rehabilitation

                We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We fund these environmental rehabilitation costs by irrevocable contributions to environmental trust funds that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing call deposits. As of June 30, 2020, we held a total of R542.2 million (2019: R508.9 million) in trust, the balance held in each fund being R122.1 million (2019: R114.8 million) for Ergo, R408.1 million (2019: R382.9 million) for FWGR and R12.0 million (2019: R11.3 million) for ERPM. Trustee meetings are held as required and quarterly reports on the financial status of the funds, are submitted to our board of directors. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

                Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the operational life of mine, the MPRDA assumes a fully compliant fund at any given time. Insurance instruments may also be utilized to make up the shortfall in available cash funds subject to the DMR’s consent. The Company has subsequently made use of approved insurance products for a portion of its rehabilitation liabilities. As of June 30, 2020, we held a total of R83.8 million (2019: R78.6 million) in funds held in insurance instruments. As at June 30, 2020 guarantees amounting to R427.3 million (2019: R427.3 million) were issued to the DMR.

                The provision for environmental rehabilitation for the group was R568.9 million at June 30, 2020, compared to R682.6 million at June 30, 2019.

                New Financial Provisioning Regulations (“FPR”) were promulgated on November 20, 2015 under the National Environmental Management Act, 107 of 1998 (“NEMA”)  by the Department of Environmental Affairs (“DEA”) . Proposed amendments to the FPRs were published for public comment GNR 1228 GG 41236 of 10 November 2017 (“Draft Regulations”), which seek to address some challenges relating to the implementation thereof.

                Under the FPRs to be implemented by the DMR, existing environmental rehabilitation trust funds, of which DRDGOLD has R542.2 million, may be used only for post closure activities and may no longer be utilized for their intended purpose of concurrent and final rehabilitation on closure. As a result, new provisions will have to be made for these activities.

                Further amendments to the FPRs, (“Proposed Amendments”) were published in September 2018, which extends the compliance therewith to 19 February 2020.

                The Proposed Amendments, in their current form and which are still subject to the approval of the DMR and Treasury, allow under certain circumstances for the withdrawal against financial provision (which is currently not contemplated in the FPR). It is therefore uncertain whether these provisions relating to withdrawal will remain in their current form, or at all.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended June 30, 2020

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

4C. ORGANIZATIONAL STRUCTURE

                 The following chart shows our principal subsidiaries as of June 30, 2020 and as of September 30, 2020 respectively. All of our subsidiaries are incorporated in South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the majority of our subsidiaries directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended June 30, 2020

4D. PROPERTY, PLANT AND EQUIPMENT

Description of Significant Subsidiaries' Properties and Mining Operations

Ergo

Overview

                We own 100% of Ergo. Ergo is a surface tailings retreatment operation operating across central and east Johannesburg. In order to improve synergies, effect cost savings and establish a simpler group structure, DRDGOLD restructured the Group’s surface operations (Crown, ERPM’s Cason Dump surface operation and ErgoGold) into Ergo with effect from July 1, 2012. ERPM’s Cason Dump surface tailings retreatment operation was depleted in the first half of fiscal year 2015. At June 30, 2020, Ergo employed 783 full-time employees. In addition, specialist service providers deployed a further 1,372 employees to our operations bringing the total number of in-house and outsourced employees to 2,155 at June 30, 2020 (at June 30, 2019: 2,214; at June 30, 2018: 2,288).

Properties

                The Ergo plant is located approximately 43 miles (70 kilometers) east of the Johannesburg’s central business district in the province of Gauteng on land owned by Ergo. Access to the Ergo plant is via the Ergo Road on the N17 Johannesburg-Springs motorway. As of June 30, 2020 and September 30, 2020, no encumbrances exist on Ergo's property.

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

As of June 30, 2020 and September 30, 2020, no encumbrances exist on Ergo's property.

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

                Ergo’s assets include: access to tailings deposited across the western, central and eastern Witwatersrand; a 50km pipeline; and tailings deposition facilities including the significant Brakpan/Withok TSF.

                The feedstock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns also known as hydraulic reclamation. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and Carbon-in-Leach, or CIL, technology to extract the gold.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended June 30, 2020

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

                 As of June 30, 2020, the net book value of Ergo’s mining assets was R1,283.9 million (2019: R 1,300.4 million).

Capital Expenditure

                 For a discussion of capital expenditures in fiscal years 2018, 2019 and 2020, see "Item 5.A. Operating and Financial Review and Prospects—Capital expenditure".

                Advance planning is underway for the expansion of the Brakpan/Withok tailings storage facility to accommodate higher grade resources in the Far East area of the Gauteng province and further extend the life of mine of ERGO.

                 Capital expenditure is financed through cash resources and operational cash flows while financing for significant growth projects may be obtained through specific financing arrangements if required. For a summary of capital expenditure, see Item 5A. Operating Results.

Exploration and Development

                Exploration and development activity at Ergo involve the drilling of surface dumps and evaluating the potential gold bearing surface material.

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

While the ultimate amount of rehabilitation costs to be incurred is uncertain, we have estimated that the total cost for Ergo, in current monetary terms as at June 30, 2020 is approximately R447.7 million. As at June 30, 2020, a total of R122.1 million (2019: R114.8 million) is held in the Ergo Rehabilitation Trust Fund, previously called the Crown Rehabilitation Trust Fund, which is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa. In addition, a total of R59.9 million (2019: R56.2 million) is held in insurance instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended June 30, 2020

Ore Reserves

                As at June 30, 2020, our Proven and Probable Ore Reserves of Ergo was 3.127 million ounces, an increase from 3.080 million ounces at June 30, 2019 due to the addition of Marievale dumps. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Professor Steven Rupprecht is the designated competent person in terms of the SAMREC Code responsible for the compilation and reporting of ore reserves.

Production

                For fiscal year 2020, production decreased to 128,249 ounces from 144,453 ounces in fiscal year 2020 mainly due the volume throughput that decreased from 23,162Mt to 20,228Mt, a consequence of the COVID-19 Lockdown, subsequent cautious ramp-up and interruptions in power supply from Eskom and the City of Ekurhuleni. The impact of this decrease was mitigated by the increase in the average yield from 0.194g/t in fiscal 2019 to 0.197g/t in fiscal 2020.

                 Ergo temporarily halted its operations on March 26, 2020 pursuant to the announcement of the Lockdown. The Disaster Management Act regulations subsequently issued by the Department of Co-operative governance and traditional affairs affirmed that gold mining and refining are “essential services” and was therefore exempt from restrictions imposed by the Lockdown. Ergo considered numerous processes for recommencing limited operations without exposing employees to increased risk from COVID-19 whilst at the same time sustaining the infrastructure and mitigating the impact of the stoppage in operations. A detailed process followed to study various guidelines and go through a consultation process with the Department of Mineral Resources and organized labor to safeguard employees from increased risk of infection. Various protocols including newly issued Codes of Practices and Safe Operating procedure manuals to responsibly conduct limited production at our operations were implemented. To date we have been able to contain infections at our operations. ERGO recommenced operations on April 9, 2020 with limited sites and ramped up to almost full production in June 2020. ERGO’s Knights plant recommenced operations on May 7, 2020 and ramped up to almost full production in June 2020.

                Cash operating costs in fiscal year 2020 increased $80 per ounce from $1,124 in fiscal year 2019 to $1,204 per ounce mainly due to the decrease in production.

The following table details certain production and financial results of Ergo for the past three fiscal years.
	2020	2019	2018
Production (imperial)
Ore milled ('000 tons)	20,228	23,162	24,281
Recovered grade (oz/ton)	0.006	0.006	0.006
Gold produced (ounces)	128,249	144,453	150,433
Results of Operations
Revenue (R million)	3,064.3	2,577.5	2,490.4
Cost of sales (R million)	2,453.5	2,414.7	2,339.2
Cash operating costs (R million)	2,274.0	2,311.1	2,159.7
Cash operating costs (R/kilogram)[1]	568,476	512,439	458,866
All-in sustaining costs (R/kilogram) [1]	614,861	521,907	505,622
All-in cost (R/kilogram) [1]	621,316	527,624	524,651

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended June 30, 2020

FWGR

Overview

                On July 31, 2018, we acquired WRTRP Assets, which are surface gold processing assets and tailing storage facilities in Carletonville in the West Rand Goldfield of Gauteng, 30km from Johannesburg, that include Driefontein 3 and 5, Kloof 1, Venterspost North and South, Libanon, Driefontein 4, Driefontein 2 plant, Driefontein 3 plant, WRTRP pilot plant, and land for the development of a central processing plant, regional tailings storage facility and return water dam associated with Sibanye-Stillwater’s WRTRP, subsequently renamed as FWGR. This acquisition represents a significant increase in our assets, which had a material impact on our results for fiscal year ended June 30, 2020.

                In connection with the acquisition, we issued to Sibanye-Stillwater new shares equal to 38.05% of outstanding shares and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares within a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value. On January 8, 2020, Sibanye-Stillwater exercised the option. On January 22, 2020 Sibanye-Stillwater subscribed for 168,158,944 DRDGOLD shares at an aggregate subscription price of R1,086 million. These shares were allotted and issued at a price of R6.46 per share, being a 10% discount to the 30-day volume weighted average traded price

                The WRTRP Assets consist of the following:

Asset (incl properties)	Description
Additional tailings dams	Surface tailings dams which form part of the gold assets of the WRTRP Assets and which include Driefontein Dumps 3 and 5, Kloof 1, Venterspost North and South and Libanon Dump.
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

As of June 30, 2020 and September 30, 2020, no encumbrances exist on FWGR's property.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended June 30, 2020

                 At June 30, 2020, the net book value of FWGR’s mining assets was R1,303.5 million (2019: R1,443.6 million).

                At June 30, 2020, FWGR employed 154 full-time employees. In addition, specialist service providers deployed a further 243 employees to our operations bringing the total number of in-house and outsourced employees to 397.

Mining and Processing

FWGR undertakes the retreatment of surface tailings. Slime is reclaimed using high pressure water monitoring guns also known as hydraulic reclamation. The re-pulped slime is pumped to the DP2 plant and the reclaimed material is treated using screens, cyclones, ball mills and Carbon-in-Leach, or CIL, technology to extract the gold.

                During Phase 1, the DP2 metallurgical plant was reconfigured to have an installed capacity to treat approximately 6 million tons of material per year based on 92% availability. Material is sourced from Driefontein Dump 5. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period the material was deposited.

                The FWGR makes use of and require access to Sibanye-Stillwater’s mining infrastructure and related services. FWGR entered into a smelting agreement with Sibanye-Stillwater to smelt and recover gold from gold loaded carbon produced at the DP2 plant, and deliver the gold to Rand Refinery. In exchange for this service, Sibanye-Stillwater receives a fee based on the smelting costs plus 10% of the smelting costs. Rand Refinery performs the final refinement of all gold produced. FWGR also engaged its fellow subsidiary, Ergo Mining Proprietary Limited, to act as its agent and representative and to enter into a refining services arrangement with Rand Refinery for the sale, marketing and export of the refined gold of the Company. This agreement is expected to be in place until FWGR obtains its own precious metals beneficiation license.

The Mineral Resources and Mineral Reserves held by FWGR were acquired from Sibanye Gold Ltd, a subsidiary of Sibanye-Stillwater Ltd, in a transaction in which common law ownership was established over the various tailings dams containing the said Mineral Resources and Mineral Reserves, and control was established by Sibanye-Stillwater over DRDGOLD. FWGR conducts its activities inter alia in accordance with Environmental Approvals and the provisions of the Mine Health and Safety regulations. A Use and Access Agreement with Sibanye Gold articulates the various rights, permits and licenses held by Sibanye Gold in terms which FWGR operates, pending the transfer to FWGR of those that are transferable.

Capital Expenditure

                 For a discussion of capital expenditures in fiscal year 2020, see "Item 5.A. Operating and Financial Review and Prospects—Capital expenditure".

                Financing for significant growth projects may be obtained through specific financing arrangements if required. Capital expenditure incurred on the development of Phase 1 of FWGR, of approximately R324.4 million were financed through a combination of borrowings (refer to the Revolving Credit Facility described in Item 10C. Material Contracts) and cash resources and operational cash flows of the Group.

                 FWGR has appointed an engineering consulting company to undertake the detail design and definitive feasibility study for the Phase 2 project. The project includes the construction of a new Central Processing Plant (“CPP”) with a capacity of between 1.2 Mtpm to 2.4Mtpm and the equipping of the required reclamation sites and pipeline infrastructure to supply the relevant resources to the CPP. Phase 2 also includes the construction of a new RTSF capable of accepting 3Mtpm to a capacity of approximately 800Mt.

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

                Environmental management and compliance is further assisted by the in–house developed electronic monitoring system (Compliance Management Tool) that details the commitments made within the EMPs and Water Use Licenses to aid in keeping the operation compliant to its statutory obligations. The existing and most recent specialist studies are used to supplement the management components with regards to the compliance parameters. The individual management items are integrated to provide a holistic overview of the state of the operation. Spatial data pertaining to the operation is stored on a Geographical Information System (GIS) which provides a spatial overview of the operation which includes environmental monitoring systems, right boundaries, roads, rails, mine dumps, plants, rivers, wetlands, pipeline routes, servitudes, way leaves, municipal services and other spatial data relevant to our mining operations.

While the ultimate amount of rehabilitation costs to be incurred is uncertain, we have estimated that the total cost for FWGR, in current monetary terms as at June 30, 2020 is approximately R103.3 million (June 30, 2019: R179.8 million). As at June 30, 2020, a total of R408.1 million is held in the Ergo Rehabilitation Trust Fund for the benefit of FWGR’s rehabilitation. The Ergo Rehabilitation Trust Fund is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves

                As at June 30, 2020, our Proven and Probable Ore Reserves of FWGR was 2.598 million ounces, down from 2.690 million ounces at June 30, 2019 due to depletion. A Mineral Resource competent person is appointed to review our Ore Reserve calculations for accuracy. For FWGR, Mr. Vaughn Duke is the designated competent person in terms of the SAMREC Code responsible for the compilation and reporting of ore reserves.

Production

                For fiscal year 2020, production increased to 46,136 ounces from 10,706 ounces produced in fiscal year 2019. This was mainly due the volume throughput that increased from 1,277Mt in fiscal 2019 to 6,052Mt in fiscal 2020 as the latter was the first full year of production. The average yield decreased from 0.261g/t to 0.237g/t.

                FWGR temporarily halted its operations on March 26, 2020 pursuant to the announcement of the Lockdown. The Disaster Management Act regulations subsequently issued by the Department of Co-operative governance and traditional affairs affirmed that gold mining and refining are “essential services” and was therefore exempt from restrictions imposed by the Lockdown. FWGR considered numerous processes for recommencing limited operations without exposing employees to increased risk from COVID-19 whilst at the same time sustaining the infrastructure and softening the impact of the stoppage in operations. A detailed process followed to study various guidelines and go through a consultation process with the Department of Mineral Resources and organized labor to safeguard employees from increased risk of infection. Various protocols including newly issued Codes of Practices and Safe Operating procedure manuals to responsibly conduct limited production at our operations were implemented. To date we have been able to contain infections at our operations. Due to its small footprint, and employees living close to the operation, FWGR was able to recommence operations on April 3, 2020 and was able to ramp up production to 97% and 100% in May and June 2020, respectively.

                Construction of Phase 1 commenced during August 2018 with R330.7 million spent on, inter alia, the reconfiguration of the DP2 plant and relevant infrastructure to process tailings from the Driefontein 5 slimes dam and deposit residues on the Driefontein 4 Tailings Storage Facility. During this construction phase, some gold was produced at the adjacent Driefontein 3 plant (“DP3”). Early-stage commissioning of the DP2 plant commenced on December 6, 2018 with the pumping of reclaimed tailings into the carbon in leach (“CIL”) circuit. Testing of the reconfigured plant and ramp-up of production continued during the third quarter of the fiscal year ended June 30, 2019. Management considered, inter alia, the design capacity of the plant, recoveries and the ability to sustain production in determining the date of commercial production. The date of commercial production for Phase 1 (excluding the milling section) was determined to be April 1, 2019. The mills were subsequently commissioned in September 2019.

                FWGR’s DP2 plant achieved gold production of 4,855oz before the date of commercial production of Phase 1 (excluding the milling section). R93.7 million working costs and R88.9 million proceeds from the sale of gold produced were capitalized to additions to property, plant and equipment as pre-production costs.

                Cash operating costs in fiscal year 2020 decreased $172 per ounce from $688 in fiscal year 2019 to $516 per ounce mainly due to the increase in production.

84

The following table details certain production and financial results of FWGR since July 31, 2018, the date we commenced operations at FWGR.
	2020	2019
Production (imperial)
Ore milled ('000 tons)	6,052	1,277
Recovered grade (oz/ton)	0.008	0.008
Gold produced (ounces)	46,136	10,706
Results of Operations
Revenue (R million)	1,120.7	184.6
Cost of sales (R million)	473.3	131.3
Cash operating costs (R million)	352.0	111.8
Cash operating costs (R/kilogram)[1]	243,542	313,443
All-in sustaining costs (R/kilogram) [1]	299,792	450,820
All-in cost (R/kilogram) [1]	311,597	1,533,443

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

ERPM

Overview

                In December 2018, ERPM concluded revised agreements to dispose certain of its underground assets to OroTree Limited (“OroTree”). The revised agreements consisted of a disposal of ERPM's underground mining and prospecting rights and an option agreement, at the sole discretion of OroTree, to purchase the underground mining infrastructure exercisable on or before June 30, 2020. The disposal of the underground mining and prospecting rights were concluded in the second half of the financial year ended June 30, 2019. OroTree’s option to purchase the underground mining infrastructure lapsed on June 30, 2019 when it did not exercise said option. The underground mining infrastructure remains under care and maintenance until final rehabilitation is completed.

                At June 30, 2020, ERPM had no employees. The financial results and remaining assets and liabilities of these halted underground operations are included in ‘Corporate office and other reconciling items’ in the financial statements for segmental reporting purposes for all three years presented.

Property

ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg on land owned by ERPM. Access is via Jet Park Road on the N12 Boksburg-Benoni highway. Historically underground mining and recovery operations comprised relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Until underground mining was halted in October 2008, the mine exploited the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area. ERPM concluded the disposed its underground mining and prospecting rights in the second half of the financial year ended 2019.

Surface reclamation operations including the treatment of sand from ERPM’s Cason Dump, was conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities until ERPM’s surface mining assets were transferred to Ergo as part of the restructuring which took place on July 1, 2012.

As of June 30, 2020, and September 30, 2020, no encumbrances exist on ERPM's property.

At June 30, 2020, the net book value of ERPM’s mining assets was zero (2019: zero).

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

84

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

                The government has appointed Trans-Caledon Tunnel Authority (“TCTA”) to construct a partial treatment plant (neutralisation plant) to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the Heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant is co-disposed onto the Brakpan/Withok TDF. Partially treated water is then discharged by TCTA into the Elsburg Spruit. This agreement includes the granting of access to the underground water basin through one of ERPM shafts and the rental of a site onto which it constructed its neutralisation plant. In exchange, Ergo and its associate companies including ERPM have a set-off against any future directives to make any contribution toward costs or capital of up to R250 million. Through this agreement, Ergo also secured the right to purchase up to 30 ML of partially treated AMD from TCTA at cost, in order to reduce Ergo’s reliance on potable water for mining and processing purposes.

                While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that as at June 30, 2020 the present discounted value of the total cost of rehabilitation for ERPM is approximately R17.9 million (2019: R17.4 million). A total of R12.0 million (2019: R11.3 million) is held in the Ergo Rehabilitation Trust Fund for the benefit of ERPM and R23.8 million (2019: R22.4 million) is held in insurance instruments and is available for the settlement of these rehabilitation costs. The Ergo Rehabilitation Trust Fund is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ongoing Legal Proceedings

Ekurhuleni Metropolitan Municipality (“Municipality”) Electricity Tariff Dispute

Refer to Item 18. ‘‘Financial Statements - Note 24 – Payments made under Protest”.

Silicosis Litigation

Refer to Item 18. ‘‘Financial Statements - Note 26.1 – Contingencies”.

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

Comparison of financial performance for the fiscal year ended June 30, 2019 with fiscal year ended June 30, 2018

This comparison analysis can be found in Item 5A of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2019.

84

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

                Our profit for fiscal year 2020 increased compared to fiscal 2019, mainly due to, inter alia, the following:

•           gold production increased by 12% mainly due to the first full year contribution made by FWGR resulting in production of 1,435kg, mitigating the impact of the decrease in Ergo’s gold production which decreased by 11%. This was a consequence of the Lockdown, subsequent cautious ramp-up and interruptions in power supply from Eskom and the City of Ekurhuleni across the significant footprint of our operations; and

•           the average rand gold price received increased by 33%;.

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

Gold price

Our revenues are derived primarily from the sale of gold produced at our surface tailings retreatment operations. As a result, our operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold is often subject to rapid short-term changes because of speculative activities. In response to the COVID19 pandemic and measures taken to deal with the outbreak, investors globally, as they have in so many previous times of crisis, turned to gold and gold stocks as a safe haven asset, leading to a surge in the average gold price from R781,261 per kg in the quarter ended March 31, 2020 to R988,030 per kg for the quarter ended June 30, 2020.

The demand for and supply of gold affects gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

The following table indicates data relating to the dollar gold spot prices for the 2020 and 2019 fiscal years:

	2020 fiscal year	2019 fiscal year	Change
	$ per ounce	$ per ounce	%
Closing gold spot price on June 30,	1,781	1,409	26
Lowest gold spot price during the fiscal year	1,382	1,160	19
Highest gold spot price during the fiscal year	1,785	1,439	24
Average gold spot price for the fiscal year	1,562	1,263	24

All our operations and gold production are based in South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in rand (based on average spot prices for the year) increased by 7% from R16,670 per ounce in 2018 to R17,914 per ounce in 2019, and increased by 37% to R24,466 per ounce in 2020.

An increase/(decrease) of 20% in the US dollar gold price throughout fiscal year 2020 would have increased/(decreased) revenue by approximately R837.0 million (2019: R552.4 million).

84

An increase/(decrease) of 10% in the Rand to US dollar exchange rate throughout fiscal year 2020 would have increased/(decreased) revenue by approximately R418.5 million (2019: R276.2 million).

Gold production

                In fiscal year 2020, gold production increased to 174,385 ounces (produced from 26.3 million tonnes milled at an average yield of 0.206g/t) from 155,159 ounces in fiscal year 2019 (produced from 24.4 million tonnes milled at an average yield of 0.197g/t). This was mainly due to the first full year of gold production of FWGR resulting in production of 46,136 ounces (produced from 6.1 million tonnes milled at an average yield of 0.237g/t), mitigating the impact of Ergo’s gold production which decreased to 128,249 ounces in fiscal year 2020 (produced from 20.2 million tonnes milled at an average yield of 0.197g/t) from 144,453 ounces in fiscal year 2019 (produced from 23.2 million tonnes milled at an average yield of 0.194g/t). This was a consequence of the Lockdown, subsequent cautious ramp-up and interruptions in power supply from Eskom and the City of Ekurhuleni.

                In fiscal year 2019, gold production increased to 155,159 ounces (produced from 24.4 million tonnes milled at an average yield of 0.197g/t) from 150,433 ounces in fiscal year 2018 (produced from 24.3 million tonnes milled at an average yield of 0.193g/t). This was mainly due to the commencement of gold production by FWGR resulting in production of 10,706 ounces, mitigating the impact of Ergo’s gold production which decreased to 144,453 ounces in fiscal year 2019 (produced from 23.2 million tonnes milled at an average yield of 0.194g/t) from 150,433 ounces in fiscal year 2018 (produced from 24.3 million tonnes milled at an average yield of 0.193g/t).

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

                Cash operating costs include consumables, labor, specialized service providers, electricity and other related costs incurred in the production of gold. Consumables, water and electricity, labor, specialized service providers and other costs are the largest components of cash operating costs. A breakdown of cash operating costs into these costs is described in Item 5A.: “Comparison of financial performance for the fiscal year ended June 30, 2020 with fiscal year ended June 30, 2019”.

General economic factors

We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we are subject to the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations

For the fiscal years 2020 and 2019, all of our revenues were generated from South African operations, all of our operating costs were denominated in rand and we derived all of our revenues in dollars before being translated to rands. As the price of gold is denominated in dollars which is then translated into rands, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability.

In fiscal year 2020 the Rand gold price received increased by 33% compared to fiscal year 2019 due to the combined impact of the average Dollar gold price which increased by 29%  and the average exchange rate of the rand against the dollar that weakened by 10%.

In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our plants or to continue the development of some or all of our projects. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into facilities to achieve price protection (refer Item 11. Quantitative and Qualitative Disclosures About Market Risk – General). For example in fiscal year 2019 we entered into a hedging instrument in the form of a collar in respect of 50,000 ounces of gold that expired at the end of May 2019.

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

The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the table below:

84

	Fiscal year ended
Year ended June 30,	2020	2019	2018
	(%)	(%)	(%)
The average rand/dollar exchange rate weakened/(strengthened) by:	10	10	(5)
CPI (inflation rate)	2.2	4.5	4.6

Recent developments

Production stoppages due to the impact of the COVID-19 pandemic on current operations

                The Group temporarily halted its operations at Ergo and FWGR on March 26, 2020 pursuant to the announcement of the national lockdown in South African (“Lockdown”). Operations gradually recommenced through April and May 2020 (Refer to Item 4D. ‘‘Property, plant and production – Ergo Production and FWGR production”).

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

Operating data
	Year ended June 30,
	2020	2019
Revenue (R'm)	4,185.0	2,762.1
Gold production (ounces)	174,385	155,159
Gold production (kilograms)	5,424	4,826
Gold sold (ounces)	174,804	153,777
Gold sold (kilograms)	5,437	4,783
Average spot gold price (R/kilogram)	786,601	575,954
Average gold price received (R/kilogram)	768,675	577,483
Cost of sales (R'm)	2,937.9	2,553.9
Operating costs (R'm)	2,692.1	2,471.1
Cash operating costs (R'm) (1)	2,626.0	2,422.9
Cash operating costs (R/kilogram) (1)	482,417	499,749
All-in sustaining costs (R/kilogram) (1)	541,475	524,713
All-in costs (R/kilogram) (1)	551,646	600,941
Additions to property, plant and equipment (R'm)	182.7	353.7
Ore Reserves (ounces)	5,725,000	5,770,000

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

Revenue

Revenue increased by 52% to R4,185.0 million in fiscal year 2020 from R2,762.1 million in fiscal year 2019 mainly due to the impact of gold sold that increased by 14% from 4,783 kilograms in fiscal 2019 to 5,437 kilograms in fiscal 2020 and the average rand gold price received that increased by 33% to R768,675 per kilogram.

                Refer to Item 5A:. “Operating results: Key drivers of our operating results and principal factors affecting our operating results” for a discussion regarding the gold price received and production levels.

Ore Reserves

As at June 30, 2020, our Ore Reserves (imperial) were estimated at 5.725 million ounces, as compared to 5.770 million ounces at June 30, 2019. The decrease was mainly because of depletion through ongoing mining activities as well as the Grootvlei dump 6/L/16 of 0.3Moz no longer being classified as an Ore Reserve. The decrease was offset by inclusion of Marievale dumps at Ergo of 0.5Moz.

84

	Year ended June 30,
	2020		2019
Ore Reserves	Ounces	Kilograms	Ounces	Kilograms
	‘000		‘000
Ergo	3,127	97,220	3,080	95,929
FWGR	2,598	80,740	2,690	83,710
Total Ore Reserves	5,725	177,960	5,770	179,639

Capital expenditure

During fiscal year 2020 capital expenditure decreased by R166.3 million to R181.1 million from R347.4 million in fiscal year 2019. Capital expenditure decreased primarily as a result of R324.4 million incurred on the development of Phase 1 of FWGR concluded in fiscal year 2019.

During fiscal year 2019 capital expenditure was R347.4  million primarily consisting of R324.4 million incurred on the development of Phase 1 of FWGR.

Critical accounting policies

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

Critical accounting policies that require significant judgment

                Management believes the following critical accounting policies require more significant judgements to be used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:

•           Payments made under protest: Judgement regarding the outcome of the matter

•           Contingencies: Judgement regarding the outcome of the respective matters

Payments made under protest

                 The assessment to develop and apply the relevant accounting policy for payments made under protest that arise from the Municipality Electricity Tariff Dispute (refer Item 18. ‘‘Financial Statements - Note 24 Payments made under protest“) requires the exercise of significant judgement.

                The judicial proceedings that impact the Payments made under protest are inherently complex legal issues that are subject to uncertainties and complexities and are subject to interpretation.

Contingencies

                The assessment of the impact of contingent liabilities require the exercise of significant judgement regarding the outcome of uncertain future events. Litigation and other judicial proceedings inherently entail complex legal issues that are subject to uncertainties and complexities and are subject to interpretation.

Critical accounting policies that require significant assumptions and estimates

                Management believes the following are critical accounting policies which involve the more significant assumptions and estimates used in the preparation of our consolidated financial statements, and are therefore considered DRDGOLD’s critical accounting estimates which could potentially impact our financial results and future financial performance:

•           Depreciation: Estimation of the life-of-mine

•           Provision for environmental rehabilitation: Estimation of future environmental rehabilitation costs

•           Income tax: Estimation of the deferred tax rate

•           Payments made under protest: Estimation of the carrying value and recoverability

•           Other investments:  Estimation of the fair value of financial assets

84

Depreciation: Estimation of life-of-mine

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

Provision for environmental rehabilitation: Estimation of future environmental rehabilitation costs

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

Income tax: Estimation of the deferred tax rate

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

Payments made under protest: Estimation of the carrying value and recoverability

                The discounted amount of the Payments made under protest is determined using assumptions about the future that are inherently uncertain and can change materially over time and includes the discount rate and discount period.

                These assumptions about the future include estimating the timing of concluding on the main application, i.e. the discount period, the ultimate settlement terms (refer Item 18. ‘‘Financial Statements - Note 24 Payments made under protest“), the discount rate applied and the assessment of recoverability.

                Recognition and measurement

                The asset that arises from the Ekhurhuleni electricity dispute (refer Item 18. ‘‘Financial Statements - Note 24 Payments made under protest“) and that are payments made under protest is initially measured at a discounted amount and any difference between the face value of payments made under protest and the discounted amount on initial recognition is recognised in profit or loss as a finance expense. Subsequent to initial recognition, the Payments made under protest is measured using the effective interest method to unwind the discounted amount to the original face value less any write downs for recovery. Unwinding of the carrying value and changes in the discount period are recognised in the statement of profit or loss.

                Assessment of recoverability

                The discounted amount of the payments under protest is assessed at each reporting date to determine whether there is any objective evidence that the full amount is no longer expected to be recovered. The Group considers the reasonable and supportable information related to the creditworthiness of Ekurhuleni Metropolitan Municipality and events surrounding the outcome of the Main Application (refer Item 18. ‘‘Financial Statements - Note 24 Payments made under protest“).  Any write down is recognised in the statement of profit or loss.

84

Other investments: Estimation of the fair value of financial assets

                The fair value of other investments are determined using assumptions about the future that are inherently uncertain and can change materially over time. It includes a number of assumptions that are based on both observable and unobservable inputs. These include the following:

Amounts in R million	Observable/unobservable input

Rand Refinery operations

Average gold price	Observable input	R852,098/kg
Average silver price	Observable input	R9,453/kg
Average South African CPI	Observable input	4.8%
Terminal growth rate	Unobservable input	5.0%
Weighted average cost of capital	Unobservable input	15.1%

Investment in Prestige Bullion

Discount period	Unobservable input	13 years
Cost of equity	Unobservable input	13.2%

Marketability and minority discounts (both unobservable inputs) were also applied of 16.5% and 17.0% respectively. The latest budgeted cash flow forecasts provided by Rand Refinery as at June 30, 2020 was used, and therefore classified as an unobservable input into the models.

New standards, amendments to standards and interpretations

                Refer to Item 18. ‘‘Financial Statements - Note 3 – New standards, amendments to standards and interpretations” for a discussion of relevant standards, amendments to standards and interpretations that may be applicable to the business of the Group and may have an impact on future consolidated financial statements.

Comparison of financial performance for the fiscal year ended June 30, 2020 with fiscal year ended June 30, 2019

Gold revenue

The following table illustrates the year-on-year change in gold revenue for fiscal year 2020 in comparison to fiscal year 2019:

R million	Total	Impact of change in amount of gold sold	Impact of change in gold price	Net change	Total
	gold revenue				gold revenue
	2019				2020
Ergo	2,574.5	(276.5)	762.6	486.1	3,060.6
FWGR	184.3	686.0	248.4	934.4	1,118.7
Consolidated	2,758.8	409.5	1,011.0	1,420.5	4,179.3

Gold revenue increased by R1,420.5 million, or 51%, to R4,179.3 million during fiscal year 2020. This was mainly due to the average rand gold price received which increased by 33% to R768,675 per kilogram  as well as gold sold having increased by 14%, reflecting the first full year of gold production and sales by FWGR and mitigating the impact of Ergo’s gold production which decreased by 11%.

Cost of sales

                Cost of sales amounted to R2,937.9 million in fiscal year 2020, consisting mainly of operating costs of R2,692.1 million, depreciation of R270.8 million and a positive movement in both change in estimate of environmental rehabilitation of R21.9 million and gold in process of R3.1 million, respectively. These are discussed as follows:

Operating costs

                Operating costs were R2,692.1 million for fiscal year 2020 compared to R2,471.1 million for fiscal year 2019. The increase reflects the first full year of gold production by FWGR as well as inflationary increases.

Depreciation

Depreciation charges were R270.8 million for fiscal year 2020 compared to R169.1 million for fiscal year 2019.  The increase reflects an increase in FWGR depreciation due to its first full year production.

84

Change in estimate of environmental rehabilitation

As of June 30, 2020, we estimate our total environmental rehabilitation provision, being the discounted estimate of future costs, to be R568.9 million as compared to R682.6 million at June 30, 2019. A change in estimate of environmental rehabilitation of R21.9 million was recognized due to updated vegetation and machine hire rates to recent service level agreements and actual rates incurred, as well as the discount rate (real rate) which was higher as a result of higher long-term SA government bond rates and lower inflation rates than the prior year.

A total of R542.2 million was invested in our various environmental trust funds as at the end of fiscal year 2020, as compared to R508.9 million at the end of fiscal year 2019. The increase is attributable primarily due to R33.2 million interest received on these funds during fiscal year 2020. A total of R83.8 million (2019: R78.6 million) is invested in funds held in insurance instruments to secure financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. The increase is attributable to R5.2  million interest received on these funds during fiscal year 2020. As at June 30, 2020 guarantees amounting to R427.3 million were in issue to the DMR (2019: R427.3 million). The shortfall between the invested funds and the estimated provisions is expected to be financed by contributions to the Guardrisk Cell Captive from time to time as required over the remaining production life of the respective mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.

Movements in gold in process

Movement in gold in process in fiscal year 2020 amounted to R3.1 million mainly due to an increase in the lock up of gold in process at the plants.

Administration expenses and general costs

Administration expenses and general costs increased by R219.0 million from R90.9 million in fiscal year 2019 to R309.9 million in fiscal year 2020. Administration expenses and general costs in fiscal year 2020 included a share-based payments expense of R218.1 million (2020: R21.4 million). The increase in the share-based payment expense is mainly due to the remeasurement of the cash-settled share-based payment liability over the vesting period and an increase in the seven-day volume weighted average price (VWAP) of the DRDGOLD share from R4.37 at June 30, 2019 to R25.14 at June 30, 2020. This liability is expected to be fully settled on 5 November 2020.

Finance income

Finance income increased from R58.3 million in fiscal year 2019 to R109.8 million in fiscal year 2020, mainly due to increased interest income earned of R46.1 million due to higher cash and cash equivalents balances during the year as a result of the cash received from the issue of ordinary shares to Sibanye-Stillwater.

Finance expenses

Finance expenses decreased from R78.4 million in fiscal year 2019 to R68.8 million in fiscal year 2020, mainly attributable to the decrease in the unwinding of the provision for environmental rehabilitation as a result of a lower provision estimated as at June 30, 2019.

Income tax

Income tax amounted to a charge of R343.9 million for fiscal year 2020 (compared to an income tax charge of R26.6 million for fiscal year 2019) and consisted of a current tax charge of R263.2 million, mostly relating to mining income as a result of an increase in profitability of both Ergo and FWGR driven by an increase in gold price and full redemption of capital expenditure, and a deferred tax charge for fiscal year 2020 of R80.7 million, mostly relating to mining income.

The income tax charge resulted from our profit before tax in fiscal year 2020 as well as a charge of R20.7 million relating to the Ergo forecast weighted average deferred tax rate that increased from 22.0% in fiscal year 2019 to 25.0% in fiscal year 2020 because of an increase in forecast profitability of Ergo. The increase in the effective tax rate resulted in an increase in the deferred tax liability and the associated tax charge.

84

Non-IFRS Measures

Set forth below is a discussion of non-IFRS measures presented in this report, including a reconciliation of such measures to the nearest measure under IFRS, as well as an explanation as to why we believe that presentation of such information provides useful information to investors and additional purposes, if any, for which we use such measures.

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)

Set forth below is a presentation of our Adjusted EBITDA, which is a non-IFRS measure, including the items included in this measure and a reconciliation to profit for the year.  Our calculation of Adjusted EBITDA is based on the calculation of this measure as included in our RCF agreement and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. We consider Adjusted EBITDA for the purpose of evaluating compliance with the covenants imposed by the Company’s borrowing agreements entered into during fiscal 2019. The Group considers the presentation of Adjusted EBITDA provides useful information to investors to enable investors to assess compliance with our covenants in the RCF agreement.

	Year ended, June 30
Reconciliation of adjusted EBITDA	2020	2019
Profit for the year	635.0	78.5
Income tax	343.9	26.6
Profit before tax	978.9	105.1
Finance expense	68.8	78.4
Finance income	(109.8)	(58.3)
Results from operating activities	937.9	125.2
Depreciation	270.8	169.1
Share based payment expense	224.1	21.4
Change in estimate of environmental rehabilitation recognised in profit or loss	(21.9)	(60.0)
Gain on financial instruments at fair value through profit or loss	-	(2.1)
Gain on disposal of property, plant and equipment	(0.7)	(5.8)
Transaction costs	1.4	-
Retrenchment costs	-	6.3
Adjusted earnings before interest, tax depreciation and amortisation ("Adjusted EBITDA") [1]	1,411.6	254.1

[1] See Glossary of Terms for definitions.

84

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

For fiscal year 2020, consolidated cash operating costs per kilogram decreased by 3% to R482,417 per kilogram from R499,749 per kilogram in fiscal year 2019. Consolidated all-in sustaining costs per kilogram increased by 3% to R541,475 per kilogram in fiscal 2020 from R524,713 per kilogram in fiscal year 2019. Consolidated all-in costs per kilogram decreased by 8% to R551,646 per kilogram of gold in fiscal 2020 from R600,941 per kilogram of gold in fiscal year 2019. The decrease in gold production at Ergo resulted in an increase in cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram which was moderated by the lower cash operating costs per kilogram and all-in sustaining costs per kilogram  of FWGR. The increase in sustaining capital expenditure incurred during fiscal year 2020 resulted in an increase in all-in sustaining costs per kilogram. The decrease in growth capital expenditure incurred during fiscal year 2020 resulted in a decrease in all-in costs per kilogram.

Reconciliation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram, all-in costs and all-in costs per kilogram
R millions	2020	2019
Cost of sales	2,937.9	2,553.9
Depreciation	(270.8)	(169.1)
Retrenchment costs	-	(6.3)
Change in estimate of environmental rehabilitation	21.9	60.0
Movement in gold in process	3.1	32.6
Operating costs	2,692.1	2,471.1
Ongoing rehabilitation expenditure	(24.3)	(18.3)
Care and maintenance costs	(11.1)	(8.8)
Other operating costs	(30.7)	(21.1)
Cash operating costs [1]	2,626.0	2,422.9
Movement in gold in process	(3.1)	(32.6)
Administration expenses and other costs excluding non-recurring items [1]	96.1	69.5
Other operating costs	30.7	21.1
Change in estimate of environmental rehabilitation	(21.9)	(60.0)
Unwinding of rehabilitation provision	52.0	66.3
Sustaining capital expenditure [1]	164.2	22.5
All-in sustaining costs [1]	2,944.0	2,509.7
Retrenchment costs	-	6.3
Care and maintenance costs	11.1	8.8
Ongoing rehabilitation expenditure	24.3	18.3
Transaction costs	1.4	-
Growth capital expenditure [1]	18.5	331.2
All-in costs [1]	2,999.3	2,874.3
Gold produced (kilograms)	5,424.0	4,826.0
Cash operating costs per kilogram (R per kilogram)	482,417	499,749
All-in sustaining costs per kilogram (R per kilogram)	541,475	524,713
All-in costs per kilogram (R per kilogram)	551,646	600,941

Reconciliation of sustaining capital expenditure and growth capital expenditure
Additions - property, plant and equipment owned	182.7	353.8
Less
Growth capital expenditure [1]	18.5	331.2
Sustaining capital expenditure [1]	164.2	22.5
[1] See Glossary of Terms for definitions.

84

Cash operating costs

                 Cash operating costs are linked directly to the level of throughput of a specific fiscal year.

                The following table illustrates the year-on-year change in cash operating costs for fiscal year 2020 in comparison with fiscal year 2019.

R million	Cash operating costs	Impact of change in throughput	Impact of change in costs	Net change	Cash operating costs
	2019				2020
Ergo	2,311.1	(292.8)	255.7	(37.1)	2,274.0
FWGR	111.8	418.0	(177.8)	240.2	352.0
Total	2,422.9	125.2	77.9	203.1	2,626.0

                 Cash operating costs in fiscal year 2020 increased by R203.1 million to R2,626.0 million compared to cash operating costs of R2,422.9 million in fiscal year 2019. This is mainly due to the inclusion of the cash operating costs relating to the first full year of production by FWGR of R352.0 million and inflationary increases.

The following table lists the major components of cash operating costs for the Group for each operation and fiscal year set forth below respectively:

	Ergo			FWGR
	Years ended			Year ended
Costs	2020	2019	Costs	2020	2019[1]
Consumables	30%	35%	Consumables	31%	38%
Labor	22%	18%	Labor	22%	31%
Electricity and water	20%	20%	Specialized service providers	12%	14%
Specialized service providers	17%	16%	Electricity and water	9%	13%
Other costs	11%	11%	Other costs	26%	4%
1 After date of commercial production of Phase 1 of Aril 1, 2019

5B. LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

                Cash generated from operating activities amounted to R1,128.9 million for fiscal year 2020 (fiscal year 2019: R288.3 million).

                Cash generated from operating activities increased during fiscal year 2020 mostly due to gold sold that increased by 14% as well as the average rand gold price received having increased by 33% to R768,675 per kilogram. In addition, the net movement in working capital decreased by R92.0 million in fiscal year 2020. The net movement in working capital increased by R73.8 million in fiscal year 2019.

Cash flows from investing activities

Net cash utilized by investing activities amounted to R202.5 million in fiscal year 2020 compared to R303.0 million in fiscal year 2019.

In fiscal year 2020, net cash utilized by investing activities consisted mainly of R181.1 million in additions to property, plant and equipment and R22.1 million spent on environmental rehabilitation payments. These outflows were reduced by R0.7 million proceeds on the disposal of property, plant and equipment.

In fiscal year 2019, net cash utilized by investing activities consisted mainly of R347.4 million in additions to property, plant and equipment and R16.6 million spent on environmental rehabilitation payments. These outflows were reduced by R55.2 million cash received from rehabilitation obligation funds and R5.8 million proceeds on the disposal of property, plant and equipment.

Additions to property, plant and equipment in fiscal year 2019 was R330.7 million and included R323.8 million incurred on the development of Phase 1 of FWGR.

Cash flows from financing activities

Net cash inflow from financing activities was R509.2 million in fiscal year 2020 compared to net cash outflows of R7.9 million in fiscal year 2019.

84

During fiscal year 2020, the net cash inflow consisted mostly of proceeds received on the issue of ordinary shares to Sibanye-Stillwater amounting to R1,085.6 million offset by dividends paid on ordinary shares amounting to R564.5 million.

During fiscal year 2019, the net cash outflow consisted mostly of borrowings raised and subsequently repaid of R192.0 million.

Cash and cash equivalents

                Cash and cash equivalents as at June 30, 2020 amounted to R1,715.1 million compared to R279.5 million at the end of fiscal year 2019. Substantially all of our cash and cash equivalent balances were denominated in South African rand.

                Cash and cash equivalents as at June 30, 2020 includes restricted cash related to guarantees of R19.3 million compared to R18.3 million at the end of fiscal year 2019.

                At September 30, 2020, our cash and cash equivalents were R2,015.2 million.

Borrowings and funding

At June 30, 2020 and September 30, 2020, our external sources of capital included our RCF described in Item 10C. Material Contracts’’.

The RCF has been amended as described in Item 10C. Material Contracts”. The amendments include a reduction in the size of the facility from R300million to R200 million   as well as not including any commitment towards the performance guarantee issued to Ekurhuleni Metropolitan Municipality. No amounts were drawn under this facility as of June 30, 2020 or September 30, 2020.

Anticipated funding requirements and sources

                Our cash and cash equivalents are set out above under “Cash and cash equivalents”. Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet the anticipated commitments of our existing operations for fiscal year 2021. As a result of the significant increase in the gold price, and the issue of shares to Sibanye-Stillwater during fiscal 2020, at September 30, 2020 the Group has a cash and cash equivalents balance of R2,015.2 million. In addition, the Group has an undrawn R200 million RCF available as additional backstop liquidity. Liquidity is further enhanced by the continued high rand gold price levels.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

                 DRDGOLD has a dedicated team that looks at ways and means of improving recoveries. While the team remains active with an ongoing focus on improving extraction efficiencies, the projects undertaken during the year ended June 30, 2020 were focused on optimizing the existing facilities rather than implementing new technologies to improve extraction efficiencies. We have no registered patents or licenses.

5D. TREND INFORMATION

In response to the COVID-19 pandemic and measures taken to address the outbreak, investors globally, as they have in so many previous times of crisis, turned to gold and gold stocks as a safe haven asset, leading to a surge in the average gold price from R781,261 per kg in the quarter ended March 31, 2020 to R988,030 per kg for the quarter ended June 30, 2020. The rand/dollar exchange rate remained volatile throughout the year mainly as a result of economic uncertainty and perceived political instability, global market slowdown sentiment, tensions between the USA and China, low economic growth, and a seemingly terminally distressed Eskom. Further volatility in the Rand was fueled by Moody’s downgrade of South Africa’s sovereign credit rating to sub-investment grade as a result of “continuing  deterioration in fiscal strength and structurally very weak economic growth”.

Any sustained decline in the market price of gold from the current elevated gold price levels would adversely affect us, and any decline in the price of gold below the cost of production could result in the closure of some or all of our operations which would result in significant costs and expenditure, such as, incurring retrenchment costs earlier than expected which could lead to a decline in profits, or losses. In addition, as most of our production costs are in rands, while gold is sold in dollars and then converted to rands, our results of operation and financial condition have been and could be in the future materially affected by an appreciation in the value of the rand. Accordingly, any sustained decline in the dollar price of gold and/or the strengthening of the South African rand against the dollar would negatively and adversely affect our business, operating results and financial condition.

                For the fiscal year 2021, we are planning Group gold production of 165,000 to 185,000 ounces at cash operating costs of approximately R535,000 per kilogram. Our ability to meet the full year’s production target could be impacted by COVID-19 in a number of ways, including potential further national lockdowns, stoppages in production due to outbreaks of infections in our workforce and interruptions to our supply chain. It could also be impacted by lower grades, failure to achieve the targets set at Ergo and FWGR, power interruptions and other risks (refer Item 3D. Risk Factors—Risks related to our business and operations and “–Forward Looking Statements”). We are also subject to cost pressures in the event of above inflation increases in labor, electricity and water; crude oil and steel costs. Unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves and resource, technical production issues, environmental and industrial accidents, gold theft,

84

environmental factors and pollution could adversely impact the production, sales and cash operating costs for fiscal year 2021 and cause us to fail to meet our targets for the year.

                Refer to Item 5A.: “Key drivers of our operating results and principal factors affecting our operating results” for a discussion of the trend in the US Dollar gold price as well as the exchange rate impacting our business.

Operating results for the quarter ended September 30, 2020

		Quarter ended	Quarter ended
		Sep 30, 2020	Jun 30, 2020	% change
Production
Gold produced	kg	1,514	1,041	45%
	oz	48,676	33,469	45%
Gold sold	kg	1,522	951	60%
	oz	48,676	30,576	59%
Ore milled	Metric (000't)	7,260	5,737	27%
Yield	Metric (g/t)	0.209	0.181	15%

Price and costs
Average gold price received	R per kg	1,029,893	970,198	6%
	US$ per oz	1,896	1,682	13%
Cash operating costs	R/t	104	102	2%
	US$/t	6	6	-
Cash operating costs	R per kg	489,750	542,482	-10%
	US$ per oz	901	941	-4%
All-in sustaining costs **	R per kg	588,239	579,180	2%
	US$ per oz	1,083	1,004	8%
All-in cost **	R per kg	613,206	597,371	3%
	US$ per oz	1,129	1,036	9%

Capital expenditure
Sustaining	Rm	95.1	84.4	13%
	US$m	5.6	4.7	19%
Non-sustaining/growth	Rm	25.3	4.5	462%
	US$m	1.5	0.3	400%
Average R/US$ exchange rate		16.90	17.94	-6%

Rounding of figures may result in computational discrepancies

* The Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

                Gold production increased by 45% from the previous quarter to 1,514kg primarily due to a 27% increase in tonnage throughput and a 15% increase in yield. Gold sold increased by 60%.

                As a result, the cash operating cost per kilogram of gold sold decreased by 10% from the previous quarter to R489,750/kg. The cash operating cost per ton of material processed increased by 2% to R104/t.

                All-in sustaining costs per kilogram and all-in costs per kilogram were R588,239/kg and R613,206/kg, respectively, increasing quarter on quarter mainly due to an increase in sustaining capital expenditure.

                Adjusted EBITDA increased by 110% from the previous quarter to R770.4 million primarily due to a 60% increase in gold sold and a 6% increase in the average Rand gold price received of R1,029,893/kg.

                Cash and cash equivalents increased by R300.1 million to R2,015.2 million as at September 30, 2020 after paying the final dividend for the year ended June 30, 2020 of R299.1 million. External borrowings remained at Rnil as at September 30, 2020 (June 30, 2020: Rnil).

                The cash generated during the current quarter will, inter alia, be applied towards the Company’s extended capital expenditure programme for the year ending June 30, 2021. Despite the capital expenditure planned for the year, management positions the company favourably to, in the absence of unforeseen events, consider declaring an interim dividend in February 2021.

84

5E. OFF-BALANCE SHEET ARRANGEMENTS

                 The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
		Estimated and actual payments due by period
	Total	Less than	Between	Between	More than 5 years
		1 year	1-3 years	3-5 years
	R m	R m	R m	R m	R m
Provision for environmental rehabilitation [2]	568.9	55.5	137.1	107.1	269.2
Lease liabilities	47.1	10.1	19.7	11.3	6.0
Trade and other payables	478.8	478.8	-	-	-
Purchase obligations – contracted capital expenditure [1]	130.6	130.6	-	-	-
Other contractual obligations	-	-	-	-	-
Total contractual and cash obligations	1,225.4	675.0	156.8	118.4	275.2

[1] Represents planned capital expenditure for which contractual obligations exist.

[2] Gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D. “Property, Plant and Equipment” and Note 11 - “Provision for environmental rehabilitation” under Item 18. “Financial Statements".

5G.          SAFE HARBOR

                 See Special Note Regarding Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

                Our board of directors may consist of not less than four and not more than twenty directors. As at June 30, 2020, our board consisted of eight directors.

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

                Mr Timothy John Cumming and Ms Charmel Flemming have been appointed as non-executive director and independent non-executive director, respectively, of the Company, with effect from August 1, 2020.

                The address of each of our Executive Directors and Non-Executive Directors is the address of our principal executive offices.

Executive Directors

Daniël (Niel) Johannes Pretorius (53)  Chief Executive Officer. Niël Pretorius has two decades of experience in the mining industry. He was appointed Chief Executive Officer designate of DRDGOLD on August 21, 2008 and Chief Executive Officer on January 1, 2009. Having joined the company on May 1, 2003 as legal advisor, he was promoted to Group Legal Counsel on September 1, 2004 and General Manager: Corporate Services on April 1, 2005. Niël was appointed Chief Executive Officer of Ergo Mining Operations Proprietary Limited (formerly DRDGOLD SA) on July 1, 2006 and became Managing Director thereof on April 1, 2008. Niel is a member of the Social & Ethics Committee of DRDGOLD.

84

                Adriaan (Riaan) Jacobus Davel (44)  Chief Financial Officer. Riaan Davel joined DRDGOLD in January 2015. Before joining DRDGOLD, he gained 17 years’ experience in the professional services industry, the majority obtained in the mining industry in Africa. As part of gaining that experience, Riaan provided assurance and advisory services, including support and training on IFRS to clients and teams across the African continent. He has spent seven years at KPMG as an audit partner, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants. Riaan has also gained experience as an IFRS technical partner and represented the South African Institute of Chartered Accountants on the International Accounting Standards Board’s project on extractive activities from 2003 to 2010. Riaan has served on committees that compile/update the South African codes for reporting and valuation of mineral reserves and resources.

Non-Executive Directors

                Geoffrey Charles Campbell (59). Geoffrey Campbell was appointed a Non-executive Director in 2002, a senior independent non-executive director in December 2003 and Non-executive Chairman in October 2005. A qualified geologist, he has worked on gold mines in Wales and Canada. He spent 15 years as a stockbroker before becoming a fund manager, managing the Merrill Lynch Investment Managers Gold and General Fund, one of the largest gold mining investment funds. He was also research director for Merrill Lynch Investment Managers. Geoffrey is a director of Oxford Abstracts Limited. Geoffrey chairs the Nominations component of the Remuneration & Nominations Committee of DRDGOLD.

                Edmund Abel Jeneker (58).  Edmund Jeneker was appointed Non-executive Director in November 2007 and Lead Independent Non-executive Director in August 2017. He has more than 30 years’ experience as an executive in banking, business strategy, advisory and management at Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank Competitiveness Fund and Deloitte South Africa. More recently, he completed almost 14 years at Absa Bank and Barclays Africa Group, where he was managing executive and served as director on the boards of several subsidiaries in the Barclays Africa Group. Edmund is active in community social upliftment and served as a member of the Provincial Development Commission of the Western Cape Provincial Government. He currently serves on the Advisory Board of the Institute of Directors Southern Africa, Investment Committee of BADISA and The Cape Philharmonic Orchestra. He is a Chartered Director. Edmund chairs the Social & Ethics Committee and is a member of the Remuneration & Nominations Committee of the Company.

                 Johan Andries Holtzhausen (74). Johan Holtzhausen holds a B.Sc.(Geology and Chemistry) from the University of Stellenbosch and a B. Compt. (Hons) from the University of South Africa. He has been a Chartered Accountant (South Africa) since 1975. He was appointed independent Non-executive Director in on April 25, 2014. He has more than 42 years’ experience in the accounting profession, having served as a senior partner at KPMG Services Proprietary Limited, and held the highest Generally Accepted Accounting Principles (United States), Generally Accepted Auditing Standards and Sarbanes-Oxley Act accreditation required to service clients listed on stock exchanges in the United States. His clients included major corporations listed in South Africa, Canada, the United Kingdom, Australia and the United States. Johan currently serves as a voluntary independent director and chairman of the Audit and Risk Committee of the Tourism Enterprise Partnership. He also chairs the Audit and Risk Committee of Tshipi é Ntle Manganese Mining Proprietary Limited. He is a Non-executive Director of Caledonia Mining Corporation Plc, a Canadian corporation listed in the United States and the United Kingdom, and he chairs its Audit and Risk Committee.

                Jean Johannes Nel (48). Jean Nel was appointed as an independent Non-executive Director on November 30, 2018. He qualified as a CA(SA) in 1998 obtained the CFA (AIMR) qualification. Mr. Nel has 20 years of mining finance and mining executive and operational management experience. He was appointed to the Aquarius Platinum Board in April 2012 and became CEO of the Group in November 2012, a position he held until Aquarius Platinum was acquired by Sibanye- Stillwater in April 2016. From April 2016 to January 2017 he was the CEO of the Platinum division of Sibanye Stillwater. He is currently a non-executive director of Mimosa Investments which owns the Mimosa platinum mine in Zimbabwe and Northam Platinum. Jean is a member of the Audit & Risk Committee of DRDGOLD.

                Toko Victoria Buyiswa Nomalanga Mnyango (54). Toko Mnyango was appointed independent Non-executive Director on December 1, 2016. Toko began her career as a prosecutor for the KaNgwane homeland, before becoming a legal advisor for the Eastern Cape Development Corporation. She has held directorships on company boards including Gijima, EOH Mthombo Proprietary Limited, AllPay Eastern Cape Proprietary Limited, a subsidiary of ABSA Limited, and the Ryk Neethling Foundation. She currently holds the position of CEO of Vitom Technologies Proprietary Limited and Vitom Brands Communication Proprietary Limited. Toko chairs the Remuneration component of the Remuneration & Nominations Committee as is a member of the Social & Ethics Committee of DRDGOLD.

                 Kuby Prudence Lebina (39). Prudence Lebina was appointed as independent non-executive director on 03 May 2019. She qualified as a chartered accountant in December 2005 after serving her articles at PricewaterhouseCoopers Incorporated. A member of the South African Institute of Chartered Accountants, with extensive experience in corporate finance, financial management and investor relations in investment banking and the mining industry, she is currently Chief Executive Officer of TriAlpha Investment Management and non-executive director of Growthpoint Properties Limited. She is a member of the Audit & Risk Committee as well as the Remuneration & Nominations Committee.

                Timothy John Cumming (63) holds a B.Sc (Hons) in Civil Engineering from the University of Cape Town and an MA in Philosophy, Politics and Economics from Oxford University. His career spans mining, financial services and consulting. He is the founder of Scatterlinks Proprietary Limited, a South African-based company providing leadership development and advisory services to senior business executives. He is also an independent non-executive director of Sibanye-Stillwater Limited and Nedgroup Investments Limited and serves as non-executive Chairman of Riscura Holdings Limited. Tim started out as an engineer at the Anglo American Corporation of South Africa Limited working on a number of gold and diamond mines including involvement in the geo-technical design of the Ergo tailings dam. Thereafter he held senior roles in financial services including General Manager at Allan Gray Limited, Head of Investment Research at HSBC Securities (SA), CEO of Old Mutual Asset Managers and MD of various divisions within the Old Mutual Group. Other involvements include Chairmanship of the Mandela Rhodes Foundation’s Investment Committee and the Woodside Endowment Trust and membership of the Greenpop advisory board (a social enterprise

84

committed to restoring ecosystems and sustainable development).

                Charmel Flemming (37) holds a B.Acc (Hons) from the University of the Free State and is a qualified Chartered Accountant (South Africa) with 10 years´ post articles experience primarily within the mining space. She started her career as a trainee accountant at KPMG South Africa and held various positions within the De Beers Group over a period of 11 years. She also served as a trustee on the boards of both the De Beers Benefit Society Medical Aid and De Beers Pension Fund from 2014 to 2018. Charmel is the founder and chief executive officer of F Twelve and is also a non-executive director at Acorn Agri & Food Limited and at ATKV.

Senior Management and Prescribed Officers

                Wilhelm Jacobus Schoeman (46) (Dip Analytical Chemistry, BTech Analytical Chemistry). Jaco Schoeman joined DRDGOLD in 2011 as Executive Officer: Business Development to focus on expanding the Group’s surface retreatment business and extracting maximum value from existing resources. In July 2014, he was appointed Operations Director: Ergo Mining Operations Proprietary Limited.

                Henry Gouws (51) (National Higher Diploma (Extraction Metallurgy), MDP) Managing Director: Ergo. Henry Gouws has 30 years’ experience in the mining industry. He graduated from Technikon Witwatersrand and obtained a National Diploma in Extraction Metallurgy in 1990 and a National Higher Diploma in Extraction Metallurgy in 1991. He completed a Management Development Program in 2003 through Unisa School of Business Leadership and an Executive Development Programme in 2012 through the University of Stellenbosch Business School. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He was appointed to his current position in October 1, 2011.

Mark Burrell (58) (BCom Accounting, MDP) Financial Director: Ergo. Mark Burrell holds a BComm Accounting degree and has completed a Management Development Programme (MDP) and has twenty years’ experience in the mining sector. He joined DRDGOLD in 2004 on a consulting basis and later that year, was appointed as Financial Manager of the Blyvooruitzicht operation. He was appointed as Financial Director of Ergo in January 2012. Mark serves as a director on the Board of Rand Refinery Proprietary Limited.

                Kevin Kruger (52) (BscEng (Mechanical Engineering), MDP, PMD, Government Certificate of Competency (Mines)). Kevin has 32 years’ experience in the mining industry in Africa. He joined the mining industry in January 1987 as second year engineering student. Kevin graduated from the University of the Witwatersrand at the end of 1989 obtaining his BSc (Mechanical Engineering) and his government certificate of Competency (mines) during 1993. Kevin was appointed as junior engineer in December 1989, section engineer - March 1994 and engineer in September 1994. He was appointed engineering manager 2003, general manager – technical services 2004 and managing director Chizimgold 2010. On 01 October 2013 he was appointed as technical director at Ergo where he was responsible for the environmental, health and safety, mineral resources and engineering portfolios. On 1 August 2018, Kevin was appointed Managing Director of FWGR.

                Henriette Hooijer (40) (BCom (Hons), CA(SA)). Henriette Hooijer is the Financial Director of FWGR. She joined DRDGOLD in May 2016 and was appointed as Financial Director of FWGR in August 2018. Before joining DRDGOLD, she spent 11 years’ in the professional services industry at KPMG, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants.

                Elise Beukes (43) (BProc). Elise Beukes was appointed as Company Secretary of DRDGOLD with effect from October 01, 2019. She has broad governance experience in all aspects of commercial law, having spent several years in both litigation and commercial practice as an admitted attorney and four years as corporate legal counsel. She has dealt extensively with broad-based black economic empowerment structures, employee ownership schemes, enterprise development and share incentive schemes involving complex company restructuring for both multi-nationals and large local entities. She has extensive knowledge on the new Companies Act and has particular interests in company secretarial and corporate governance matters.

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

84

6B. COMPENSATION

                 Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2020 was R34.3 million.

                Non-Executive Directors received the following fees for fiscal year 2020:

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

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2020.
The disclosure detailed in this table is consistent with the disclosure requirements of the Companies Act, 2008 (Act 71 of 2008) and the JSE Listings Requirements.

Directors / Prescribed Officer	Total remuneration recognised during the year	Short-Term Incentives recognised related to this cycle	Long-term Incentives paid during this cycle	Total remuneration related to this cycle
	R'000	R'000	R'000	R'000
Executive directors
D J Pretorius	6,904	6,597	5,094	18,595
A J Davel	3,890	3,706	2,862	10,458
	10,794	10,303	7,956	29,053
Non-executive directors
G C Campbell	1,573	-	-	1,573
E A Jeneker	861	-	-	861
J Holtzhausen	714	-	-	714
T B V N Mnyango	728	-	-	728
J J Nel	685	-	-	685
P Lebina	705	-	-	705
	5,266	-	-	5,266
Prescribed officers (1)
W J Schoeman	3,689	3,706	2,862	10,257
R Masemene	697	-	-	697
E Beukes	976	930	-	1,906
	5,362	4,636	2,862	12,860

Total	21,422	14,939	10,818	47,179

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

84

Compensation of key management

Refer to Item 18. ‘‘Financial Statements – Note 19.2 – Related party transactions’’ for the total compensation paid to key management (including executive and non-executive directors as well as prescribed officers).

The Group applies a pool-based incentive scheme, based on modified free cash flow, because it drives a strong teamwork culture with all participants working primarily towards a single goal, maximising free cash flow which is an easy measure to understand. Participants include the executives, prescribed officers and permanently employed senior management.

On 28th August 2019, the Remuneration Committee approved certain amendments to the Short-term incentive scheme effective from the 1st July 2019 for the financial year ending 30 June 2020. These amendments were as follows:

• The inclusion of the CEO and CFO in the Short-Term incentive scheme for senior management effective July 1, 2019. This is to create consistency and a more integrated team-based approach to the short-term incentives of the management team;

• The Free Cash Flow threshold was increased from 10% to 15% to accommodate the inclusion of the CEO and CFO;

• The discretionary element available to the executive committee which provides the ability to recognise exceptional discretionary effort was reintroduced;

• The production modifier was enhanced to maximise production, which Group exercise strong control over. The STI pool can be modified upwards as well as downwards, based on gold produced, measured against budget;

• An important addition to the STI modifiers, which already includes a safety modifier, is a fatality modifier. This was introduced to support the Company’s strong commitment to its strategy of a renewed focus on employee safety, development, values and wellbeing;

• The individual performance moderator model has been expanded to include employee performance ratings between 2 and 3 to participants in the STI scheme on a broader sliding scale.

Performance measures

The STI is funded out of a pool created from the Free Cash Flow (“FCF”) generated by DRDGOLD in the financial year:

• Free Cash Flow is defined as cash generated from operations, less capital expenditure (“Capex”), and tax.. In the budgeting process, if the Group believes that any Capex, Investment or other item/s should be excluded or amortised or treated in any different way for determining FCF at the end of the year, they may make representations to the Remuneration Committee on the treatment of such item/s for the purposes of calculating FCF for purposes of the STI pool. Remco has absolute discretion in approving the treatment of such item/s;

• An STI Pool of up to 15% of FCF is created;

• The STI Pool is modified as per the Tables below;

Modifiers of the incentive pool

To drive strategic initiatives, the short-term incentive pool is modified by up to 20% for isolated non-achievements of targets and up to 50% for systemic or repetitive non-compliance. The modifiers are approved by the Remuneration Committee. These strategic initiatives and their measures are assessed at the beginning of each financial year to ensure that current strategies are driven in that year. These strategic modifiers and their weightings are communicated to participants at the beginning of each financial year to ensure understanding and compliance.

The Group performance measures set out by the Remuneration Committee and the weightings for FY2020 are as follows:

Strategic Initiatives Modifiers

Environmental:                       4%

Safety:                                     4%

Social development:               4%

Labour development:              4%

Transformation:                      4%

Fatality Modifier

• Up to 25% per fatality, depending on the degree of culpability of the company, as assessed by the Remuneration Committee.

• If the fatality/ies is/are as a result of a breakdown in or disregard for a safety culture, the STI Pool can be modified by up to 100% at the Remuneration Committee’s discretion.

Production Modifier

The calculated STI Pool may be modified, upwards or downwards, based upon gold (kg) produced measured against budget, as follows:

Gold (Kg) Produced:                            STI

% of Budget                                          Pool Adjustment

< 93%                                                     -10%

93% to < 97%                                         -5%

97% to < 103%                                       0%

103% to < 107%                                     +5%

≥ 107%                                                   +10%

84

Distribution of the Incentive pool

The STI pool, after any moderation, will be distributed as follows:

• 90% formulaically, pro-rata to each individual’s “% of STI Pool”, as determined below and possibly moderated for individual performance as follows:

Individual Performance Rating          Modifier %

< 2                                                           -100%

2 to < 2.25                                               -80%

2.25 to < 2.5                                            -60%

2.5 to < 2.75                                            -40%

2.75 to < 3                                               -20%

≥ 3                                                           0%

• 10% on a discretionary basis.

Each participant’s “% of STI Pool” will be determined, taking inter alia the following factors into account:

A.            All-inclusive package of the individual for the financial year;

B.            Market-related STI quanta applicable to the Category;

C.            The level of accountability and responsibility of the role of the individual.

Because there is likely to be a portion of the 90% formulaic pool distribution unallocated, due to some individuals with performance ratings of less than 3, this unallocated portion plus the 10% discretionary pool will be allocated by the Executive Committee after recommendations from line management. The Remuneration Committee will approve any allocations from the 10% discretionary pool to Executive Committee members.

In order to be able to reward exceptional individual performance appropriately, the formulaic plus discretionary allocations may exceed this amount, but these instances, if any, would be subject to the Executive Committee’s and ultimately the Remuneration Committee’s approval.

Further considerations for the CEO and CFO

For the CEO and CFO (“executive directors”) the formulaically calculated STI amounts will be reviewed by the Remuneration Committee, who has absolute discretion to further modify the STI amounts, upwards or downwards:

• If compelling, exceptional and objective circumstances warrant such application of discretion; and

• To ensure that the STI amounts awarded are balanced and equitable.

Executive Directors’ STI amounts may be settled in a combination of cash and DRDGOLD shares (deferred bonus shares), with Remco having discretion to make up to 40% of the award in deferred bonus shares.

Deferred Bonus Shares will vest / be released to the Executive Directors as follows:

• 50% after 9 months;

• 50% after 18 months.

The following provisions apply to the deferred bonus shares:

A.            The Executive Director needs to be in active service and not under notice of resignation on the vesting dates in order to be eligible to receive the deferred bonus shares and any dividends accrued thereon; and

B.            The deferred bonus shares carry voting and dividend rights; however, the dividends will accrue and will only be paid out upon the vesting / release of the shares to which the dividends relate.

Service Agreements

Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are approved by our Remuneration Committee.

The Company’s current executive directors, Mr. D.J. Pretorius and Mr. A.J. Davel, entered into agreements of employment with us, on January 1, 2009 and January 1, 2015, respectively. These agreements regulated the employment relationship with Messrs. D.J. Pretorius and A.J. Davel during the year ended June 30, 2020.

On July 1, 2019 Mr. D.J. Pretorius entered into a new agreement of employment for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ written notice. Under the employment agreement effective up to June 30, 2022 Mr. D.J. Pretorius receives from us a guaranteed remuneration package of R6.2 million per annum. Mr. D.J. Pretorius was eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on the condition that DRDGOLD achieves certain key performance indicators. In addition, he is eligible to participate in the cash-settled long-term incentive scheme and was awarded 2,323,009 phantom shares in November 2015 and 1,069,321 equity-settled share options in December 2019.

84

Mr. A.J. Davel entered into a new employment agreement effective from July 1, 2019 for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ prior written notice. Mr. A.J. Davel receives from us a guaranteed remuneration package of R3.4 million per annum. Mr. A.J. Davel is eligible under his employment agreement, for a short term incentive of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on the condition that DRDGOLD achieves certain key performance indicators. He is eligible to participate in the long term incentive scheme. He was issued 205,207 phantom shares under the cash-settled long-term incentive scheme on his joining DRDGOLD and 1,305,033 phantom shares in November 2015 and 517,522 equity-settled share options in December 2019.

                Messrs. G.C. Campbell and E.A. Jeneker each have service agreements which run for fixed periods until October 31, 2021. Mr. J Turk service as director terminated on October 31, 2018. Mr. J.A Holtzhausen has a service agreement which runs for a fixed period until April 25, 2022. Mrs. TVBN Mnyango has a service agreement which runs until November 30, 2020. Mr. J Nel entered into a service agreement which runs for a fixed period until November 30, 2020 and Ms. K.P Lebina entered into a service agreement which runs until May 02, 2021. Mr. T J Cumming and Ms Charmel Flemming entered into a service agreement which runs for a fixed period until July 31, 2022. After expiration of the initial two-year periods, the agreements continue indefinitely until terminated by either party on not less than three months’ prior written notice.

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

6C. BOARD PRACTICES

Board of Directors

As at June 30, 2020, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and Mr. A.J. Davel), and six Non-Executive Directors (Messrs. G.C. Campbell, J.J. Nel, E.A. Jeneker, J.A. Holtzhausen and Mmes. K.P. Lebina and TVBN Mnyango). The Non-Executive Directors are independent under the New York Stock Exchange, or NYSE, requirements (as affirmatively determined by the Board of Directors) and the South African King IV Report.

As at September 30, 2020, the Board of Directors comprises ten directors. TJ Cumming and C Flemming were appointed as non-executive director and independent non-executive director, respectively, of the Company, with effect from August 1, 2020.

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

84

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

Board meetings are held quarterly in South Africa and occasionally abroad. The structure and timing of the Company’s board meetings, which are scheduled over two days, allows adequate time for the Non-Executive Directors to interact without the presence of the Executive Directors. The board meetings include the meeting of the Audit & Risk Committee, Remuneration & Nominations Committee as well as Social & Ethics Committee which act as subcommittees to the board. Each subcommittee is chaired by one of the Independent Non-Executive Directors, each of whom provides a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior personnel of the Company attend the subcommittee meetings as invitees.

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

Directors' Terms of Service

                The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2020:

Director	Title	Year first appointed	Term of current office	Unexpired term of current office
D.J. Pretorius	Chief Executive Officer	2008	3 years	24 months
A.J. Davel	Chief Financial Officer	2015	3 years	24 months
G.C. Campbell	Non-Executive Director	2002	2 years	16 months
E.A. Jeneker	Non-Executive Director	2007	2 years	16 months
J. Holtzhausen	Non-Executive Director	2014	2 years	21 months
T.V.B.N. Mnyango	Non-Executive Director	2016	2 years	5 months
J.J Nel	Non-Executive Director	2018	2 years	5 months
K.P Lebina	Non-Executive Director	2019	2 years	10 months

Executive Committee

                As at June 30, 2020, the Executive Committee consisted of Mr. D J Pretorius (Chairman), Mr. A J Davel, Mr. W.J. Schoeman and Ms. E. Beukes.

The Executive Committee meets on a weekly basis to review current operations, develop strategy and policy proposals for consideration by the board of directors. Members of the Executive Committee, who are unable to attend the meetings in person, are able to participate via teleconference facilities, to allow participation in the discussion and conclusions reached. The subsidiary companies’ executives are permanent participants on the Executive Committee.

Board Committees

The board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfill its decision-making process. Each committee acts within written terms of reference which have been approved by the board and under which specific functions of the board are delegated. The terms of reference for all committees can be obtained by application to the Company Secretary at the Company’s registered office. Each committee has defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to the members of the committees and made available to the board. Remuneration of Non-Executive Directors for their services on the committees concerned is determined by the board. The committees are subject to annual evaluation by the board with respect to their performance and effectiveness. The following information reflects the composition and activities of these committees.

Committees of the Board of Directors

Remuneration and Nominations Committee

As at June 30, 2020 the Remuneration and Nominations Committee consisted of G C Campbell (Chairman: nominations), T V B N Mnyango (Chairwoman: remuneration), E A Jeneker and K P Lebina.

The Remuneration and Nominations Committee meets on an ad hoc basis. All members of this committee are independent NEDs

84

who are independent according to the definition set out in the NYSE Rules. It is chaired by the board chairman when matters relating to nominations are discussed and by an independent NED when matters relating to remuneration are discussed.

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

•        ensure that succession plans for the board, chief executive officer and senior management appointments are developed and implemented.

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

Audit and Risk Committee

As at June 30, 2020 the Audit and Risk Committee consisted of J A Holtzhausen (Chairman), J J Nel and K P Lebina.

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

The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors, and the designated external audit partner as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. KPMG Inc. was reappointed by shareholders at the last  AGM on December 2, 2019 to perform DRDGOLD’s external audit function, such appointment was made by the shareholders in accordance with the laws of South Africa and upon recommendation of the board following the Audit and Risk Committee.

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

84

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

Social and Ethics Committee

As at June 30, 2020, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. D.J. Pretorius and Mrs. TVBN Mnyango. Membership thereof remains unchanged.

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

The following terms of reference were approved by the board to enable the committee to function effectively. These are to be responsible for and make recommendations to the board with respect to the following matters:

•        monitor the Company’s activities regarding the 10 principles set out in the United Nations Global Compact Principles and the OECD recommendations regarding Corruption, the Employment Equity Act and the Broad Based Black Economic Empowerment Act;

•        maintaining records of sponsorship, donations and charitable giving;

•        reviewing matters relating to the environment, health and public safety, including the impact of the company’s activities and of its products or services;

•        reviewing matters relating to labor and employment

•        reviewing and recommending the company’s code of ethics;

•        reviewing and recommending any corporate citizenship policies;

•        reviewing significant cases of employee conflicts of interests, misconduct or fraud, or any other unethical activity by employees or the Company

6D. EMPLOYEES

Employees

                 The total number of employees at June 30, 2020, of 2,573 comprises 1,615 specialized service providers and 958 employees who are directly employed by us and our subsidiary companies.

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

                The total number of employees at September 30, 2020, of 2,454 comprises 1,495 specialized service providers and 959 employees who are directly employed by us and our subsidiary companies.

                All of our employees are based at our operations that operate exclusively in South Africa.

Labor Relations

                As at June 30, 2020, approximately 91.9% of our Ergo employees and 83.1% of our FWGR employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, (“NUM”), one of the main South African mining industry unions, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, (“COSATU”), and the South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The organized labor coordinating forum meets regularly to discuss matters pertinent to both parties.

                On September 16, 2019, Ergo signed a two-year wage agreement with the Majority Unions for an average increase of 5.9% per annum across our workforce with individual increases ranging from 5.5% to 7% per annum, with the intention to extend this agreement to a third year. The next round of wages and conditions of employment negotiations will commence in June 2021. As part of the transitional arrangements at FWGR, a three-year wage agreement is in place and is expected to conclude in June 2021.

                We recognize the need for transformation and have put systems and structures in place to address this at both management and board level. We aim to recruit in line with our transformational objectives. The composition of the Board of Directors specifically, changed significantly

84

over the past two fiscal years and is more diverse and reflective of transformation and South Africa’s demographics.

84

Safety statistics

                Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our fiscal 2020 overall safety statistics for our operations:

(Per million man hours)	Ergo		FWGR		Consolidated
	Year ended June 30,		Year ended June 30,		Year ended June 30,
	2020	2019	2020	2019	2020	2019
Lost time injury frequency rate (LTIFR)[1]	1.25	2.37	1.3	2.37	1.27	2.37
Reportable incidence frequency rate (RIFR)[1]	0.9	1.69	1.3	2.37	0.96	1.78
Fatalities	-	1	-	-	-	1
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

As of June 30, 2020, directors and prescribed officers do not hold any options to purchase ordinary shares.

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

No phantom shares were granted during fiscal year 2020 (2019: 388,547, 2018: nil). 9,845,638 phantom shares were outstanding June 30, 2020 (2019: 16,157,058).

New DRDGOLD Management Long-Term Incentive Scheme

On December 2, 2019 shareholders approved a new Equity-Settled Long-Term Incentive Scheme (“Scheme”) for purposes of replacing the current Cash-Settled Long-Term Incentive Scheme. The cash-settled long-term incentive scheme has a finite life and comes to an end with the vesting of the last phantom shares during fiscal year 2021. Certain key features of the Scheme are:

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

84

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

Dividend and Voting Rights

The Conditional Share Awards carry no dividend or voting rights, until Settled, and therefore any transfer and other rights associated with the Conditional Shares will only vest following settlement.

Vesting of the Conditional Shares

The first grant was made on December 2, 2019 and will vest in two tranches, 50% on the 2nd anniversary and the remaining 50% on the 3rd anniversary of the grant date respectively, provided the employee is still within the employment of the Group until the respective vesting dates.

Retention shares:

100% of the retention shares will vest if the employee remains in the employ of the Company at vesting date and individual performance criteria are met.

Performance shares:

Total shareholder’s return (“TSR”) measured against a hurdle rate of 15% referencing DRDGOLD’s Weighted Average Cost of Capital “WACC”:

•  50% of the performance shares are linked to this condition; and

•  all of these performance shares will vest if DRDGOLD’s TSR exceeds the hurdle rate over the vesting period

TSR measured against a peer group of 3 peers (Sibanye-Stillwater, Harmony Limited and Pan-African Resources Limited):

•  50% of the performance shares are linked to this condition; and

•  The number of performance shares which vest is based on DRDGOLD’s actual TSR performance in relation to percentiles of peer group’s performance as follows

Percentile of Peers	% of Conditional Shares Vesting
< 25th percentile	0%
25th to < 50th percentile	25%
50th to < 75th percentile	75%
≥ 75th percentile	100%

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

84

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

                 As of September 30, 2020, our issued capital consisted of:

•        864,588,711 ordinary shares of no par value; and

•        5,000,000 cumulative preference shares.

                To our knowledge, as of June 30, 2020, we were not directly or indirectly owned or controlled by another corporation or any person or foreign government, other than control in the form of ownership of a significant amount of our shares and option to acquire further shares, as is the case for Sibanye-Stillwater.

                On July 31, 2018, 265 million ordinary shares were issued to Sibanye-Stillwater as settlement of the purchase consideration for the acquisition of the WRTRP Assets. On January 8, 2020, Sibanye-Stillwater exercised the option granted to it to subscribe for such number of new ordinary shares in the share capital of DRDGOLD for cash resulting in Sibanye-Stillwater holding in aggregate 50.1% of all DRDGOLD shares in issue (including treasury shares). Sibanye-Stillwater subscribed for 168,158,944 Subscription Shares at an aggregate subscription price of R1,086 million, on January 22, 2020. The Subscription Shares were allotted and issued at a price of R6.46 per share, being a 10% discount to the 30-day volume weighted average traded price.

Other than the above there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

                Based on information available to us, as of September 30, 2020:

there were 10,468 record holders of our ordinary shares in South Africa, who held 559,688,990 or approximately 64.7% of our ordinary shares;

•        there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 ordinary shares or 100% of our cumulative preference shares;

•        there were 36 US record holders of our ordinary shares, who held approximately 33,974,859 ordinary shares or approximately 3.9% of our ordinary shares excluding those shares held as part of our ADR program; and

•        there were 664 registered holders of our ADRs in the United States, who held approximately 215,869,190 shares (21,586,919 ADRs) or approximately 25.0% of our ordinary shares.

                The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2020, by:

•        each of our directors and prescribed officers; and

•        any person whom the directors are aware of as at September 30, 2020 who is interested directly or indirectly in 1% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years.

	Shares Beneficially owned
Holder	Number	Percent of outstanding ordinary shares
Directors/prescribed officers
D.J. Pretorius	500,255	*
A.J. Davel	200,000	*
G.C. Campbell	100,000	*

Other
Sibanye-Stillwater	433,158,944	50.10%
Van Eck Associates Corporation	49,058,680	5.67%
Government Employees Pension Fund	28,425,900	3.32%
Ruffer, LLP	20,333,440	2.35%
Renaissance Technologies, LLC	13,826,130	1.60%
BBH LUX FAST EMERGING MARKETS FUND	10,581,533	1.74%
DRDSA Empowerment Trust	10,500,000	1.46%
JPMC-VANGUARD BBH LENDING ACCOUNT	10,191,520	1.22%
BBH LUX FAST EMERGING MARKETS FUND	10,027,018	1.22%
Ergo Mining Operations Proprietary Limited	9,474,920	1.21%
CLEARSTREAM BANKING S.A LUXEMBOURG	8,881,647	1.20%

* Indicates share ownership of less than 1% of our outstanding ordinary shares.

                 No shareholder has voting rights which differ from the voting rights of any other shareholder.

84

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

7B. RELATED PARTY TRANSACTIONS

                 Transactions with related parties are disclosed in Item 18. ‘‘Financial Statements - Note 5.2 – Cost of sales’’

Remuneration paid to key management is disclosed in Item 18. ‘‘Financial Statements - Note 19.3 – Key management personnel remuneration’’

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

5.         Not applicable.

6.         Not applicable.

7.         See under Item 4D. Property, plant and equipment—Ongoing Legal Proceedings.

8.         Please see Item 10B. Memorandum of Incorporation.

8B. SIGNIFICANT CHANGES

                 Significant changes that have occurred since June 30, 2020, the date of the last audited financial statements included in this Annual Report, are discussed in the relevant notes to the financial statements under Item 18. Financial Statements.

84

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

                There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2020, nor have there been any trading suspensions with respect to our ADRs on the New York Stock Exchange since our listing on that market.

9B. PLAN OF DISTRIBUTION

                 Not applicable.

9C. MARKETS

Nature of Trading Markets

                 See “Offer and Listing Details” above.

9D. SELLING SHAREHOLDERS

                 Not applicable.

9E. DILUTION

                 Not applicable.

9F. EXPENSES OF THE ISSUE

                Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

                 Not applicable.

10B. MEMORANDUM OF INCORPORATION

                 As of June 30, 2020, we had authorized for issuance 1,500,000,000 ordinary shares of no par value (as of September 30, 2020: 1,500,000,000), and 5,000,000 cumulative preference shares of R0.10 par value (as of September 30, 2020: 5,000,000). On this date, we had issued 864,588,711 ordinary shares (as of September 30, 2020: 864,588,711) and 5,000,000 cumulative preference shares (as of September 30, 2020: 5,000,000).

                Set out below are brief summaries of certain provisions of our Memorandum of Incorporation, or our MOI, the Companies Act of South Africa and the JSE Listings Requirements, all as in effect on June 30, 2020 and September 30, 2020. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings Requirements.

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

84

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

                The remuneration of non-executive directors is typically determined by the board, but subject to approval by the shareholders at the AGM of the Company. In terms of section 65(11)(h) of the Companies Act, 2008 read with sections 66(8) and 66(9) thereof, remuneration may only be paid to directors for their services as directors in accordance with a special resolution approved by the shareholders within the  previous 2 (two) years. A special resolution was passed at the 2019 AGM on December 2, 2019 to increase the NED remuneration.

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

84

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

Dividends

                We may, in certain circumstances in a general meeting, or our directors may, from time to time, declare a dividend to be paid to the shareholders in proportion to the number of shares they each hold. No dividend shall be declared except out of our profits. Dividends may be declared either free or subject to the deduction of income tax or duty in respect of which we may be charged. Holders of ordinary shares are entitled to receive dividends as and when declared by the directors.

Ownership Limitations

                There are no limitations imposed by our MOI or South African law on the rights of shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Winding-up

                If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of June 30, 2020 and September 30, 2020, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

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

Directors’ power to vote compensation to themselves

                The remuneration of non-executive directors may not exceed in any financial year the amount fixed by the Company in general meeting. The Companies Act requires that remuneration to non-executive directors may be paid only in accordance with a special resolution approved by shareholders within the previous two years.

Time limit for dividend entitlement

84

                All unclaimed monies that are due to any shareholder/s shall be held by the company in trust for an indefinite period until lawfully claimed by such shareholder/s, subject to the Prescription Act, 1969 as amended or any other law which governs the law of prescription.

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

10C. MATERIAL CONTRACTS

Amendment and extension to ZAR300 million Revolving Credit Facility

On September 14, 2020, DRDGOLD Limited amended the initial R300 million Revolving Credit Facility (“RCF”) secured with ABSA Bank Limited (acting through its Corporate and Investment Banking division) to a R200 million RCF and simultaneously extended the final repayment date to September 14, 2022.

The RCF bears interest at JIBAR plus a margin of 275 basis points (initial RCF: 325 basis points) nominal annual compounded quarterly. A commitment fee of 35% of the applicable margin per annum is due on the undrawn RCF. A debt origination fee of 0.5% (initial RCF: 1%) is payable on the available commitment of R200 million.

Relevant covenants include that, during any rolling 12 month period, (i) the interest cover1 shall not be less than 4 times and (ii) net debt 2 to adjusted EBITDA shall not exceed 2 times.

1 Interest cover means the ratio of Adjusted EBITDA to Total Net Interest (interest charged on Financial Indebtedness after deducting all interest received on Cash and cash equivalents (excluding interest received on restricted cash)).

2 Means Total Debt after deducting Cash and cash equivalents (excluding restricted cash)

The description of the amended RCF is qualified by reference to the addendum to the RCF filed herewith as an Exhibit.

Performance Guarantee

On December 10, 2018, ABSA Bank Limited (acting through its Corporate and Investment Banking division) issued a performance guarantee (“Guarantee”) to Ekurhuleni Metropolitan Municipality (refer to Item 18. “Financial Statements - Note 24 – Payments made under protest”). R125 million of the initial R300 million RCF was committed to the Guarantee.

The amended R200 million RCF dated September 14, 2020 does not include any commitment towards the Guarantee.

The description of the performance guarantee issued to the Municipality is qualified by reference to the Addendum to the RCF and the Performance Guarantee filed herewith as Exhibits to this report.

84

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

84

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

Sale of Shares

                Under present exchange control regulations in South Africa, our ordinary shares and ADRs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words “non-resident,” unless dematerialized.

Dividends

                Dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable.

                Any cash dividends paid by us are paid in rands. Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADRs, subject to the terms of the deposit agreement entered on August 12, 1996, and as amended and restated, between the Company and The Bank of New York, as the depository. Subject to exceptions provided in the deposit agreement, cash dividends paid in rand will be converted by the depositary to dollars and paid by the depositary to holders of ADRs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADRs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses.

Voting rights

                There are no limitations imposed by South African law or by our MOI on the right of non-South African shareholders to hold or vote our ordinary shares.

84

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

Section 64F of the amendments to the Income Tax Act as set out in Part VIII in Chapter II of the Income Tax Act sets out beneficial owners who are exempt from the dividend tax which includes resident companies receiving a dividend after the effective date, being April 1, 2012. The Convention between the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the Tax Treaty, would limit the rate of this tax with respect to dividends paid on ordinary shares or ADRs to a U.S. resident (within the meaning of the Tax Treaty) to 5% of the gross amount of the dividends if such U.S. resident is a company which holds directly at least 10% of our voting stock and 20% of the gross amount of the dividends in all other cases.

The above provisions shall not apply if the beneficial owner of the dividends is resident in the United States, carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

                In fiscal years 2020 and 2019, the corporate tax rates for taxable mining and non‑mining income, to which the Companies in the Group is subject, were 34% and 28%, respectively. The formula for determining the South African gold mining tax rate for fiscal years ended 2020  and 2019  is: Y = 34 – 170/X. Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.

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

U.S. Federal Income Tax Considerations

                The following discussion is a summary of the U.S. federal income tax considerations to U.S. holders of the ownership and disposition of ordinary shares or ADRs. It deals only with U.S. holders who hold ordinary shares or ADRs as capital assets for U.S. federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

                This discussion does not address all aspects of U.S. federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of U.S. holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, banks and other financial institutions, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt organizations (including private foundations), certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADRs as part of a “hedge,” “conversion transaction,” “synthetic security,” “straddle,” “constructive sale” or other integrated investment, persons who acquired the ordinary shares or ADRs upon the exercise of employee stock options or otherwise as compensation, persons whose functional currency is not the U.S. dollar, or persons that actually or constructively own ten percent or more of the voting power or value of our shares). This discussion addresses only U.S. federal income tax considerations and does not address the effect of any state, local, or foreign tax laws that may apply, the alternative minimum tax, the Medicare tax or the application of the federal estate or gift tax.

84

For purposes of this discussion, a “U.S. holder” is a beneficial owner of ordinary shares or ADRs who or that is, for U.S. federal income tax purposes:

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

                If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds any ordinary shares or ADRs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in partnerships holding any ordinary shares or ADRs are urged to consult their tax advisors.

                Because individual circumstances may differ, U.S. holders of ordinary shares or ADRs are urged to consult their tax advisors concerning the U.S. federal income tax considerations applicable to their particular situations as well as any considerations to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

Ownership of Ordinary Shares or ADRs

                For purposes of the Code, a U.S. holder of ADRs will be treated for U.S. federal income tax purposes as the owner of the ordinary shares represented by those ADRs. Exchanges of ordinary shares for ADRs and ADRs for ordinary shares generally will not be subject to U.S. federal income tax.

                Subject to the discussion below under the heading “Passive Foreign Investment Company”, distributions with respect to the ordinary shares or ADRs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to U.S. holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For U.S. federal income tax purposes, the amount of any distribution received by a U.S. holder will equal the dollar value of the sum of the South African rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the “spot rate” on the date the dividend distribution is includable in such U.S. holder's income, regardless of whether the payment is in fact converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. holder includes the dividend payment in income to the date such holder converts the payment into dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADRs.

                To the extent that these distributions exceed the U.S. holder's tax basis in the ordinary shares or ADRs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading “Passive Foreign Investment Company”. We do not intend to calculate our earnings or profits for U.S. federal income tax purposes. U.S. holders should therefore assume that any distributions with respect to our ordinary shares or ADRs will constitute dividend income.

                “Qualified dividend income” received by individual U.S. holders (as well as certain trusts and estates) generally will be taxed at a maximum U.S. federal income tax rate applicable to capital gains. This reduced rate generally would apply to dividends paid by us if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the United States or (ii) our ordinary shares or ADRs with respect to which such dividends were paid are readily tradable on an established securities market in the United States. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading “Passive Foreign Investment Company”. U.S. holders are urged to consult their tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADRs.

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

                Dividend income derived with respect to the ordinary shares or ADRs will not be eligible for the dividends received deduction generally allowed to a U.S. corporation under Section 243 of the Code. Dividend income will be treated as foreign source income for foreign tax credit and other purposes. In computing the separate foreign tax credit limitations, dividend income should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income.”

84

Passive Foreign Investment Company

                A special and adverse set of U.S. federal income tax rules apply to a U.S. holder that holds stock in a passive foreign investment company, or PFIC. We would be a PFIC for U.S. federal income tax purposes if for any taxable year either (i) 75% or more of our gross income, including our pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, were passive income or (ii) 50% or more of our average total assets (by value), including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, were assets that produced or were held for the production of passive income. If we were a PFIC, U.S. holders of the ordinary shares or ADRs would be subject to special rules with respect to (i) any gain recognized upon the disposition of the ordinary shares or ADRs and (ii) any receipt of an excess distribution (generally, any distributions to a U.S. holder during a single taxable year that is greater than 125% of the average amount of distributions received by such U.S. holder during the three preceding taxable years in respect of the ordinary shares or ADRs or, if shorter, such U.S. holder's holding period for the ordinary shares or ADRs). Under these rules:

•           the gain or excess distribution will be allocated ratably over a U.S. holder's holding period for the ordinary shares or ADRs, as applicable;

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

                Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during a U.S. holder's holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid PFIC classification for subsequent years if such holder elects to recognize gain based on the unrealized appreciation in the ordinary shares or ADRs through the close of the tax year in which we cease to be a PFIC.

                A U.S. holder of a PFIC is required to file an annual report with the Internal Revenue Service containing such information as the U.S. Secretary of Treasury may require.

                A U.S. holder of the ordinary shares or ADRs that are treated as “marketable stock” under the PFIC rules may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the U.S. holder would include in ordinary income or loss for each taxable year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares or ADRs and the U.S. holder's adjusted tax basis in such ordinary shares or ADRs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If a mark-to-market election with respect to ordinary shares or ADRs is in effect on the date of a U.S. holder's death, the tax basis of the ordinary shares or ADRs in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares or ADRs. U.S. holders desiring to make the mark-to-market election are urged to consult their tax advisors with respect to the application and effect of making the election for the ordinary shares or ADRs.

                In the case of a U.S. holder who holds ordinary shares or ADRs and who does not make a mark-to-market election, the special tax and interest charge described above will not apply if such holder makes an election to treat us as a “qualified electing fund” in the first taxable year in which such holder owns the ordinary shares or ADRs and if we comply with certain reporting requirements. However, we do not intend to supply U.S. holders with the information needed to report income and gain pursuant to a “qualified electing fund” election in the event that we are classified as a PFIC.

 We believe that we were not a PFIC for our fiscal year ended June 30, 2020. However, under the PFIC rules income and assets are require to be measured and classified in accordance with U.S. federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from U.S. federal income tax principles. Therefore, no assurance can be given that we were not a PFIC. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

The rules relating to PFICs are very complex. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investments in our ordinary shares or ADRs.

Disposition of Ordinary Shares or ADRs

                Subject to the discussion above under the heading “Passive Foreign Investment Company”, upon a sale, exchange, or other taxable disposition of ordinary shares or ADRs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or ADRs. Subject to the application of the “passive foreign investment company” rules discussed above, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADRs for more than one year. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. holder on the taxable disposition of ordinary shares or ADRs generally will be treated as U.S.‑source gain or loss for U.S. foreign tax credit purposes.

84

                In the case of a cash basis U.S. holder who receives rands in connection with the taxable disposition of ordinary shares or ADRs, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A U.S. holder who receives payment in rand and converts rand into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

                An accrual basis U.S. holder may elect the same treatment required of cash basis taxpayers with respect to a taxable disposition of ordinary shares or ADRs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis holder does not elect to be treated as a cash basis taxpayer, such U.S. holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of the differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. holder on the disposition of such ordinary shares or ADRs.

Information with respect to Foreign Financial Assets

                Certain U.S. holders may be required to report on Internal Revenue Service Form 8938 information relating to an interest in ordinary shares or ADRs, subject to certain exceptions (including an exception for assets held in accounts maintained by certain financial institutions, although the account itself may be reportable if held at a non-U.S. financial institution). U.S. holders should consult their tax advisers regarding the effect, if any, of this reporting requirement on their acquisition, ownership and disposition of ordinary shares or ADRs. U.S. holders should consult their tax advisors regarding application of the information reporting and backup withholding rules.

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

Our long-term strategy is to remain unhedged and to keep borrowings to a minimum. During fiscal 2020 we do not hold or issue derivative financial instruments for speculative purposes, nor did we hedge forward gold sales.  However, in instances where we need to incur medium-term borrowings to finance growth projects that introduce some liquidity risk to the Group, we may mitigate this liquidity risk by entering into an arrangement to provide price protection against a possible decrease in the Rand gold price while borrowings are in place. For example in fiscal 2019 we entered into a hedging instrument in the form of a collar in respect of 50,000 ounces of gold that expired at the end of May 2019.

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

84

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

Foreign currency risk

                Our reporting currency is South African rand. Although gold is sold in US dollars, the Company is obliged to convert this into rands. We are thus exposed to fluctuations in the US dollar/rand exchange rate. Foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in US dollars, while production costs are incurred primarily in rands. Our results are positively affected when the US dollar strengthens against the rand and adversely affected when the US dollar weakens against the rand. Our cash and cash equivalent balances are mostly held in South African rands. Holdings denominated in other currencies are insignificant.

Long-term debt
Set out below is an analysis of our debt as at June 30, 2020 consisting of lease liabilities. All of our long-term debt is denominated in South African rand.
Interest rate
Total	8.8% - 10.3%
R'm
Repayment period
2021	14.0
2022	11.7
2023	11.7
2024	7
2025	4.7
2026	5
2027	1.3
Total	55.4

Based on our fiscal year 2020 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would (increase)/decrease our interest expense by R0.5 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A. DEBT SECURITIES

                 Not applicable.

12B. WARRANTS AND RIGHTS

                 Not applicable.

12C. OTHER SECURITIES

                 Not applicable.

84

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

Depositary Payments

The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an annual amount of $75,000 mainly consisting of accumulated contributions towards the Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors). After the deduction of other fees, the annual reimbursement for the year ended June 30, 2020 amounts to approximately $51,944 (June 30, 2019: $16,237, June 30, 2018: $5,974). DRDGOLD is also entitled to a 25% share of the dividend fees which amounts to approximately $65,551 for the year ended June 30, 2020 (June 30, 2019: $nil, June 30, 2018: $20,195).

84

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                 There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                 Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of June 30, 2020, our management, with the participation of our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2020.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2020. In making this assessment, our management used the criteria set forth by the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, our management concluded that as of June 30, 2020 our internal control over financial reporting was effective.

15C. Attestation Report of the independent registered public accounting firm

The effectiveness of internal control over financial reporting as of June 30, 2020 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

84

15D. Changes in Internal Control Over Financial Reporting

Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule 13a-15.

During the year ended June 30, 2020, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

                 KPMG Inc. has served as our independently registered public accountant for the fiscal years ended June 30, 2020, 2019 and 2018, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.

                The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal year 2020 and 2019:

Audit Fees

Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Auditors' remuneration	Year ended June 30,
	2020	2019
	R m	R m
Audit fees	8.4	8.3
All other fees	0.4	1.0
Total	8.8	9.3

All Other Fees

                The all other fees during fiscal year 2020 consist of the following:

•          R0.2 million with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2019; and

•          R0.2 million with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2020;

                The all other fees during fiscal year 2019 consist of the following:

•          R0.4 million with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2018;

•          R0.1 million with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2019; and

•          R0.5 million with respect to agreed-upon procedures performed by KPMG on the eXtensible Business Reporting Language (XBRL) interactive data file related to the form 20-F for fiscal year 2018;

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

84

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

                 Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

                Not applicable

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

                 Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

                 As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by NYSE. Under section 303A.11 of the NYSE Listing Standards, a foreign private issuer such as us may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance. We are also exempt from certain NYSE corporate governance requirements as a "controlled company". The following paragraphs summarize the significant differences between these various requirements and how it is implemented by DRDGOLD:

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

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

84

PART III

ITEM 17. FINANCIAL STATEMENTS

                 Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The following annual financial statements and related auditor’s reports are filed as part of this Annual Report	Page
Report of the Independent Registered Public Accounting Firm	F‑1
Consolidated statement of profit or loss and other comprehensive income for the years ended June 30, 2020, 2019 and 2018	F-3
Consolidated statement of financial position at June 30, 2020 and 2019	F‑4
Consolidated statement of changes in equity for the years ended June 30, 2020, 2019 and 2018	F‑5
Consolidated statement of cash flows for the years ended June 30, 2020, 2019 and 2018	F‑4
Notes to the consolidated financial statements	F‑1 to F‑29
About these consolidated financial statements	1
Use of accounting assumptions, estimates and judgements	2
New standards, amendments to standards and interpretations not yet adopted	3
Performance
Revenue	4
Results from operating activities	5
Cost of sales	5.1
Other income	5.2
Administration expenses and other costs	5.3
Finance income	6
Finance expense	7
Earnings per share	8
Resource assets and related liabilities
Property, plant and equipment	9
Right of use assets and leases	10
Provision for environmental rehabilitation	11
Investment in rehabilitation obligation funds	12
Working capital
Cash and cash equivalents	13
Cash generated by operations	14
Trade and other receivables	15
Trade and other payables	16
Inventories	17
Tax
Income tax	18
Income tax expense	18.1
Deferred tax	18.2
Employee matters
Employee benefits	19
Cash-settled tong-term incentive scheme	19.1
Equity-settled tong-term incentive scheme	19.2
Transactions with key management personnel	19.3
Capital and equity
Capital management	20
Equity	21
Disclosure items
Interest in subsidiaries	22
Operating segments	23
Payments made under protest	24
Other investments	25
Contingencies	26
Financial instruments	27
Related parties	28
Subsequent events	29

84

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

DRDGOLD Limited:

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of DRDGOLD Limited and subsidiaries (the Company) as of June 30, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2020, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2020 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

84

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

Johannesburg, Republic of South Africa

October 29, 2020

84

Amounts in R million	Note	2020	2019	2018

Revenue	4	4,185.0	2,762.1	2,490.4
Cost of sales	5.1	(2,937.9)	(2,553.9)	(2,347.7)

Gross profit from operating activities		1,247.1	208.2	142.7
Other income	5.2	0.7	7.9	-
Administration expenses and other costs	5.3	(309.9)	(90.9)	(90.7)

Results from operating activities		937.9	125.2	52.0
Finance income	6	109.8	58.3	38.8
Finance expense	7	(68.8)	(78.4)	(58.4)

Profit before tax		978.9	105.1	32.4
Income tax	18.1	(343.9)	(26.6)	(25.9)

Profit for the year		635.0	78.5	6.5

Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax
Net fair value adjustment on equity investments at fair value through other comprehensive income		190.6	(5.9)	-

Fair value adjustment on equity investments at fair value through other comprehensive income	25	191.8	(5.9)	-
Deferred tax thereon	18.2	(1.2)	-	-

Items that will be reclassified subsequently to profit or loss, net of tax
Net fair value adjustment on available-for-sale investments		-	-	0.6

Total other comprehensive income for the year		190.6	(5.9)	0.6

Total comprehensive income for the year		825.6	72.6	7.1

Earnings per share

Basic earnings per share (SA cents per share)	8	82.5	11.8	1.5
Diluted earnings per share (SA cents per share)	8	81.0	11.5	1.5

The accompanying notes are an integral part of these consolidated financial statements.

84

Amounts in R million	Note	2020	2019

ASSETS
Non-current assets		3,485.4	3,403.9
Property, plant and equipment	9	2,621.1	2,775.3
Investments in rehabilitation obligation funds	12	626.0	587.5
Payments made under protest	24	35.0	27.6 [1]
Other investments	25	195.3	3.5 [1]
Deferred tax asset	18.2	8.0	10.0

Current assets		2,189.8	656.1
Inventories	17	323.4	304.6
Current tax receivable		4.9	4.1
Trade and other receivables	15	146.4	67.9
Cash and cash equivalents	13	1,715.1	279.5

TOTAL ASSETS		5,675.2	4,060.0

EQUITY AND LIABILITIES
Equity		4,040.2	2,688.6
Stated share capital	21.1	6,157.9	5,072.8
Other reserves		-	453.6
Retained earnings		(2,117.7)	(2,837.8)

Non-current liabilities		889.1	913.2
Provision for environmental rehabilitation	11	568.9	682.6
Deferred tax liability	18.2	273.1	193.2
Employee benefits	19	10.1	37.4
Lease liabilities (2019: finance lease obligation)	10.2	37.0	-

Current liabilities		745.9	458.2
Trade and other payables	16	478.8	419.2
Employee benefits	19	227.6	22.6
Current portion of lease liabilities (2019: current portion of finance lease obligation)	10.2	10.1	11.0
Current tax liability		29.4	5.4

TOTAL LIABILITIES		1,635.0	1,371.4

TOTAL EQUITY AND LIABILITIES		5,675.2	4,060.0

1 During 2020, the Group disaggregated “other assets” into “payments made under protest” and “other investments” respectively to reflect different types of material assets more appropriately. Comparative amounts in the statement of financial position were reclassified for consistency. As a result, R27.6 million was reclassified from “other assets” into “payments made under protest” and R3.5 million was reclassified from “other assets” into “other investments

The accompanying notes are an integral part of these consolidated financial statements.

84

		Stated
		share	Other	Retained	Total
Amounts in R million	Note	capital	reserves	earnings	equity

Balance at June 30, 2017		4,177.7	-	(2,875.3)	1,302.4

Total comprehensive income
Profit for the year				6.5	6.5
Other comprehensive income				0.6	0.6
Total comprehensive income		-	-	7.1	7.1

Transactions with the owners of the parent
Contributions and distributions
Dividend on ordinary share capital	21.2			(42.2)	(42.2)
Total contributions and distributions		-	-	(42.2)	(42.2)
Balance at June 30, 2018		4,177.7	-	(2,910.4)	1,267.3

Total comprehensive income
Profit for the year				78.5	78.5
Other comprehensive income				(5.9)	(5.9)
Total comprehensive income		-	-	72.6	72.6

Transactions with the owners of the parent
Contributions and distributions
Equity instruments issued as purchase consideration for the acquisition of Far West Gold Recoveries ("FWGR")		895.7	453.6		1,349.3
Expenses incurred on issue of ordinary shares		(0.3)			(0.3)
Treasury shares acquired through subsidiary	21.1	(0.3)			(0.3)
Total contributions and distributions		895.1	453.6	-	1,348.7
Balance at June 30, 2019		5,072.8	453.6	(2,837.8)	2,688.6

Total comprehensive income
Profit for the year				635.0	635.0
Other comprehensive income				190.6	190.6
Total comprehensive income		-	-	825.6	825.6

Transactions with the owners of the parent
Contributions and distributions
Issue of ordinary shares	21.1	1,085.6			1,085.6
Expenses incurred on issue of ordinary shares		(0.5)			(0.5)
Reallocation of the equity instruments on exercise of the Sibanye-Stillwater option		-	(453.6)	453.6	-
Dividend on ordinary share capital	21.2			(565.1)	(565.1)
Equity-settled share-based payment	19.2			6.0	6.0
Total contributions and distributions		1,085.1	(453.6)	(105.5)	526.0
Balance at June 30, 2020	21.1	6,157.9	-	(2,117.7)	4,040.2

The accompanying notes are an integral part of these consolidated financial statements.

84

Amounts in R million	Note	2020	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	14	1,309.6	282.0	222.9
Finance income received		63.8	16.8	21.9
Dividends received		4.3	-	-
Finance expenses paid		(8.7)	(9.3)	(3.5)
Income tax paid		(240.1)	(1.2)	(7.5)
Net cash inflow from operating activities		1,128.9	288.3	233.8

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(181.1)	(347.4)	(125.9)
Environmental rehabilitation payments to reduce decommissioning liabilities	11	(22.1)	(16.6)	(21.5)
Proceeds on disposal of property, plant and equipment	5.2	0.7	5.8	7.0
Funds received from environmental obligation funds	12	-	55.2	-
Net cash outflow from investing activities		(202.5)	(303.0)	(140.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of ordinary shares	21.1	1,085.6	-	-
Share issue expenses		(0.5)	(0.3)	-
Acquisition of treasury shares	21.1	-	(0.3)	-
Dividends paid on ordinary shares		(564.5)	-	(42.2)
Borrowings raised		-	192.0	-
Borrowings paid		-	(192.0)	-
Initial fees incurred on borrowings		-	(3.6)	-
Repayment of lease liabilities (2019: repayment of finance lease obligations)	10.2	(11.4)	(3.7)	(2.8)
Net cash inflow/(outflow) from financing activities		509.2	(7.9)	(45.0)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		1,435.6	(22.6)	48.4
Cash and cash equivalents at the beginning of the year		279.5	302.1	253.7
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	13	1,715.1	279.5	302.1

The accompanying notes are an integral part of these consolidated financial statements.

84

1        ABOUT THESE CONSOLIDATED FINANCIAL STATEMENTS

Reporting entity

The DRDGOLD Group is primarily involved in the retreatment of surface gold. The consolidated financial statements comprise DRDGOLD Limited (the “Company”) and its subsidiaries who are all wholly owned subsidiaries and solely operate in South Africa (collectively the “Group” and individually “Group Companies”). The Company is domiciled in South Africa with a registration number of 1895/000926/06. The registered address of the Company is Constantia Office Park, Cnr 14th Avenue and Hendrik Potgieter Road, Cycad House, Building 17, Ground Floor, Weltevreden Park, 1709.

The DRDGOLD Group is 50.1% held by Sibanye Gold Limited, which in turn is a wholly owned subsidiary of Sibanye Stillwater Limited  (“Sibanye-Stillwater”).

Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB). The consolidated financial statements were approved by the board for issuance on October 29, 2020.

Functional and presentation currency

The functional and presentation currency of DRDGOLD and its subsidiaries is South African rand. The amounts in these consolidated financial statements are rounded to the nearest million unless stated otherwise. Significant exchange rates applied during the year are set out in the table below:

South African rand / US dollar	2020	2019	2018
Spot rate at year end	17.32	14.07	13.72
Average rate for the financial year	15.66	14.18	12.85

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

NOTE 24      PAYMENTS MADE UNDER PROTEST

NOTE 25      OTHER INVESTMENTS

Information about significant judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are included in the notes:

NOTE 24      PAYMENTS MADE UNDER PROTEST

NOTE 26      CONTINGENCIES

84

3        NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS

New standards, amendments to standards and interpretations effective for the year ended June 30, 2020

During the financial period, the following new and revised accounting standards, amendments to standards and new interpretation were adopted by the Group:

IFRS 16 Leases  (Effective date July 1, 2019)

The Group adopted IFRS 16 Leases (“IFRS 16”) on July 1, 2019, using the modified retrospective method.

The Group elected to measure the right of use asset at an amount equal to the lease liabilities for leases previously expensed as operating leases.

The nature of the leases include property rentals, vehicle rentals, and equipment hire.

The equipment hire includes the rental of an electricity generator which was previously classified as a finance lease under IAS 17 Leases  (“IAS 17”). The carrying amount of the right-of-use asset and the lease liability at the date of initial application was measured using the carrying amount of the lease asset and lease liability immediately before under IAS 17.

The Group applied the following practical expedients:

•    the Group elected not to separate non-lease components and account for the lease and non-lease component as a single lease component;

•    leases for which the underlying asset is of low value; and

•    short-term leases defined as less than 12 months.

The Group applied the following judgements:

•    assessing whether an arrangement contains a lease;

•    where the Group has the option to terminate a contract with no more than an insignificant penalty, the lease is no longer deemed to be enforceable. However, in making this assessment management will in addition, take into account the nature of the asset, the alternative procurement of the asset and the general economics of the contract in assessing its enforceability;

•    where a lease is on a month to month basis, the lease term is limited to one month’s enforceable period, therefore that lease is excluded from the lease population;

•    where a contract includes an option to renew, management will consider whether it is reasonably certain that the option will be exercised. In making this assessment, the historical renewal behaviour will be considered, considering the strategic nature of that asset;

•    the determination of the right of use asset to be equal to the lease liability, adjusted for prepaid or accrued lease payments immediately before the date of initial application. This resulted in there being no impact on retained earnings at adoption date; and

•    to use the Group’s incremental borrowing rate in discounting the future payments. The weighted average discount rate applied was 10.31% per annum.

There have been no significant changes under IFRS 16 for lessors.

The impact of the adoption of IFRS 16 on the Group’s financial statements is as follows:

Amounts in R million	2020
Operating lease commitments at June 30, 2019	37.6
Operating lease commitments at July 1, 2019 discounted using the weighted average incremental borrowing rate at July 1, 2019	(6.7)
Operating lease commitments recognised as lease liabilities on the statement of financial position at July 1, 2019 (not previously recognised)	30.9
Finance lease liabilities previously recognised under IAS 17 at June 30, 2019	11.0
Total lease liabilities recognised at July 1, 2019	41.9

IFRIC 23 Uncertainty over Income Tax Treatments (Effective date July 1, 2019)

IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”) clarifies the accounting for income tax treatments that have yet to be accepted by tax authorities. Specifically, IFRIC 23 provides clarity on how to incorporate this uncertainty into the measurement of tax as reported in the financial statements.

IFRIC 23 does not introduce any new disclosures but reinforces the need to comply with existing disclosure requirements about:

•   judgements made;

•   assumptions and other estimates used; and

•    the potential impact of uncertainties that are not reflected.

Information about significant judgements, assumptions and estimates related to uncertainties with regard to the measurement of tax as reported in the financial statements are included in the following note:

NOTE 18      INCOME TAX

Annual Improvements to IFRS Standards 2015/2017 Cycle various standards (effective July 1, 2019)

As part of its process to make non-urgent but necessary amendments to IFRS, the IASB has issued the Annual Improvements to IFRS Standards 2015–2017 Cycle. This did not have a material impact on the Group.

84

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

Definition of Material (Amendments to IAS 1 and IAS 8) (Effective July 1, 2020)

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

•    new definition (IAS 1): Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The definition of material omissions or misstatements from IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors has been removed.

Management has performed a preliminary assessment of the new definition of materiality and has assessed that it is not expected that significant changes will result from the adoption of the new definition of materiality.

Amendments to References to Conceptual Framework in IFRS (Effective July 1, 2020)

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

•    the revised framework clarified the concepts of prudence, stewardship, measurement uncertainty and substance over form; and

•    the IASB also updated references to the Conceptual Framework in IFRS by issuing Amendments to References to the Conceptual Framework in IFRS.

Management has performed a preliminary assessment of the amendments to the References to the Conceptual Framework and has assessed that it is not expected that significant changes will result from the new references to the Conceptual Framework.

84

4        REVENUE

ACCOUNTING POLICIES

Revenue comprises the sale of gold bullion and silver bullion (produced as a by-product).

Revenue is measured based on the consideration specified in a contract with the customer, which is based on the London Bullion Market fixing price on the date when it transfers control over the goods to the customer.

The Group recognises revenue at a point in time when Rand Refinery, acting as an agent for the sale of all gold produced by the Group, delivers the Gold to the buyer and the sales price is fixed, as evidenced by the certificate of sale. It is at this point that the revenue can be measured reliably and the recovery of the consideration is probable. Rand Refinery is contractually obliged to make payment to the Group within two business days after the sale of the gold and silver and therefore no significant financing component exists.

Amounts in R million	2020	2019	2018

Gold revenue	4,179.3	2,758.8	2,486.4
Silver revenue	5.7	3.3	4.0
Total revenue	4,185.0	2,762.1	2,490.4

A disaggregation of revenue by operating segment is presented in note 23 OPERATING SEGMENTS.

MARKET RISK

Commodity price sensitivity

The Group's profitability and the cash flows are significantly affected by changes in the market price of gold and silver which are sold in US Dollars. The Group did not enter into forward sales of gold production, derivatives or other hedging arrangements to establish a commodity price in advance for the sale of future gold production during the year.

A change of 20% in the average US Dollar gold price received during the financial year would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant and specifically excludes the impact on income tax.

Amounts in R million	2020	2019	2018

20% increase in the US Dollar gold price	837.0	552.4	498.1
20% decrease in the US Dollar gold price	(837.0)	(552.4)	(498.1)

Exchange rate sensitivity

The Group's profitability and the cash flows are significantly affected by changes in the Rand to the US Dollar exchange rate. The Group did not enter into forward sales of US Dollars, derivatives or other hedging arrangements to establish an exchange rate in advance for the sale of US Dollars to be received in the future.

A change of 10% in the average Rand to US Dollar exchange rate received during the financial year would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant and specifically excludes the impact on income tax.

Amounts in R million	2020	2019	2018

10% increase in the Rand to US Dollar exchange rate	418.5	276.2	249.0
10% decrease in the Rand to US Dollar exchange rate	(418.5)	(276.2)	(249.0)

84

5        RESULTS FROM OPERATING ACTIVITIES

5.1     COST OF SALES

Amounts in R million	Note	2020	2019	2018

Cost of sales		(2,937.9)	(2,553.9)	(2,347.7)
Operating costs (a)		(2,692.1)	(2,471.1)	(2,207.1)
Movement in gold in process and finished inventories - Gold Bullion		3.1	32.6	24.5
Depreciation	9	(270.8)	(169.1)	(168.0)
Change in estimate of environmental rehabilitation	11	21.9	60.0	2.9
Retrenchment costs (b)		-	(6.3)	-

(a) Operating costs
The most significant components of operating costs include:
Consumable stores		(801.0)	(866.5)	(784.6)
Labour including short term incentives		(573.0)	(476.7)	(417.4)
Electricity		(420.9)	(399.4)	(369.0)
Specialist service providers		(447.5)	(437.1)	(326.9)
Water		(47.0)	(44.1)	(49.9)
Pre-production costs capitalised		-	93.7	-

(b) Retrenchment costs
Voluntary staff retrenchments		-	(6.3)	-

RELATED PARTY TRANSACTIONS

FWGR entered into a smelting agreement with Sibanye-Stillwater on July 31, 2018 to smelt and recover gold from gold loaded carbon produced at FWGR, and deliver the gold to Rand Refinery. As consideration for this service, Sibanye-Stillwater receives a fee based on the smelting costs plus 10% of the smelting costs.

Rand Refinery performs the final refinement and marketing of all gold and silver produced by the Group. As consideration for this service, Rand Refinery receives a variable refining fee plus fixed marketing and administration fees.

All transactions and outstanding balances with related parties are to be settled in cash within 30 days of the invoice date. None of the balances are secured. No expense has been recognised in the current year as a credit loss allowance in respect of amounts charged to related parties.

Amounts in R million	2020	2019

Services rendered by related parties and included in operating costs:
Supply of water and electricity [1]	50.0	16.9
Gold smelting and related charges [1]	19.8	12.9
Other charges [1]	1.6	-
Charges to Sibanye-Stillwater [2]	(0.2)	(6.5)
Gold refining and related charges [3]	4.9	3.6
	76.1	26.9
[1] Paid to Sibanye-Stillwater by FWGR

[2] 2019 charges relate to material processed on behalf of Sibanye-Stillwater in terms of a toll treatment agreement and recovered the related costs from Sibanye-Stillwater. 2020 charges relate to miscellaneous items

[3] Paid to Rand Refinery subsequent to July 31, 2018

5.2     OTHER INCOME

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

Amounts in R million	2020	2019	2018

Gain on disposal of property, plant and equipment	0.7	5.8	-
Gain on financial asset at fair value through profit or loss	-	2.1	-

	0.7	7.9	-

84

5       RESULTS FROM OPERATING ACTIVITIES continued

5.3     ADMINISTRATION EXPENSES AND OTHER COSTS

Amounts in R million	Note	2020	2019	2018

Included in administration expenses and other costs are the following:
Share based payment expenses		(224.1)	(21.4)	(17.2)
Cash settled Long-Term Incentive ("LTI") scheme	19.1	(218.1)	(21.4)	(17.2)
Equity settled Long-Term Incentive ("LTI") scheme	19.2	(6.0)	-	-
Transactions costs		(1.4)	-	(9.0)
Loss on disposal of property, plant and equipment		-	-	(0.6)

6        FINANCE INCOME

ACCOUNTING POLICY

Finance income includes interest received, growth in cash and cash equivalents in environmental rehabilitation trust funds, growth in the reimbursive right for environmental rehabilitation guarantees, dividends received and the unwinding of the Payments made under protest.

Amounts in R million	Note	2020	2019	2018

Interest on financial assets measured at amortised cost	13	63.1	17.0	21.8
Growth in cash and cash equivalents in environmental rehabilitation trust funds	12	33.3	30.5	7.5
Growth in reimbursive right for environmental rehabilitation guarantees	12	5.2	7.8	8.8
Dividends received	25	4.3	-	-
Unwinding of Payments made under protest	24	3.9	3.0	0.7
		109.8	58.3	38.8

7        FINANCE EXPENSE

ACCOUNTING POLICY

Finance expenses comprise interest payable on financial instruments measured at amortised cost calculated using the effective interest method, unwinding of the provision for environmental rehabilitation, interest on lease liabilities and the discount recognised on Payments made under protest.

Amounts in R million	Note	2020	2019	2018

Interest on financial liabilities measured at amortised cost		(2.0)	(10.2)	-
Interest on financial liabilities measured at amortised cost capitalised	9	-	9.4	-
Unwinding of provision for environmental rehabilitation	11	(52.0)	(66.3)	(45.6)
Discount recognised on Payments made under protest	24	(7.1)	(6.5)	(8.8)
Interest on lease liabilities	10.2	(5.1)	(2.0)	(2.5)
Other finance expenses		(2.6)	(2.8)	(1.5)
		(68.8)	(78.4)	(58.4)

8        EARNINGS PER SHARE

Amounts in R million		2020	2019	2018

The calculations of basic and diluted earnings per ordinary share are based on the following:
Profit for the year		635.0	78.5	6.5

Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares	Note	2020	2019	2018

Weighted average number of ordinary shares in issue		769,941,874	664,553,283	422,068,696
Effect of Sibanye-Stillwater Option	21.1	9,464,684	15,387,695	-
Effect of equity-settled share-based payment expense	19.2	4,283,001	-	-

Diluted weighted average number of ordinary shares		783,689,559	679,940,978	422,068,696

SA cents per share		2020	2019	2018

Basic earnings per share		82.5	11.8	1.5
Diluted earnings per share		81.0	11.5	1.5

84

9        PROPERTY, PLANT AND EQUIPMENT

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

ACCOUNTING POLICIES

Recognition and measurement

Property, plant and equipment comprise mine plant facilities and equipment, mine property and development (including mineral rights) and exploration assets. These assets (excluding exploration assets) are initially measured at cost, whereafter they are measured at cost less accumulated depreciation and accumulated impairment losses. Exploration assets are initially measured at cost, whereafter they are measured at cost less accumulated impairment losses.

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

Exploration assets consists of costs of acquiring rights, activities associated with converting a mineral resource to a mineral reserve - the process thereof includes drilling, sampling and other processes necessary to evaluate the technical feasibility and commercial viability of a mineral resource to prove whether a mineral reserve exists. Exploration assets also include geological, geochemical and geophysical studies associated with prospective projects and tangible assets which comprise of property, plant and equipment used for exploratory activities. Costs are capitalised to the extent that they are a directly attributable exploration expenditure and classified as a separate class of assets on a project by project basis. Once a mineral reserve is determined or the project ready for development, the asset attributable to the mineral reserve or project is tested for impairment and then reclassified to the appropriate class of assets. Depreciation commences when the assets are available for use.

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

The depreciation method, estimated useful lives and residual values are reassessed annually and adjusted if appropriate. Any changes to useful lives may affect prospective depreciation rates and asset carrying values. The current estimated useful lives are based on the life-of-mine of each site, currently between four (2019: three; 2018: four) and 13 (2019: 11; 2018: 12) years for Ergo mining assets and between four (2019: five) and 20 (2019: 15) years for FWGR mining assets.

84

9        PROPERTY, PLANT AND EQUIPMENT continued

ACCOUNTING POLICIES

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

Amounts in R million	Note	Mine plant facilities and equipment	Mine property and development	Exploration assets	Total

June 30, 2020
Cost		2,203.5	2,147.0	266.3	4,616.8
Balance at the beginning of the year		2,156.2	2,106.8	256.7	4,519.7
Impact of adopting IFRS 16 on July 1, 2019	10.1	7.5	23.4	-	30.9
Additions - property, plant and equipment owned		121.2	46.5	15.0	182.7
Additions - right-of-use assets	10.1	3.8	14.2	-	18.0
Lease modifications	10.1	-	7.5	-	7.5
Lease derecognitions	10.1	(26.7)	(0.1)	-	(26.8)
Disposals		(1.6)	-	-	(1.6)
Change in estimate of decommissioning asset	11	(56.7)	(51.5)	(5.4)	(113.6)
Transfers between classes of property, plant and
equipment		(0.2)	0.2	-	-
Accumulated depreciation and impairment		(1,017.5)	(968.5)	(9.7)	(1,995.7)
Balance at the beginning of the year		(909.9)	(824.8)	(9.7)	(1,744.4)
Depreciation	5.1	(127.1)	(143.7)	-	(270.8)
Lease derecognitions		17.9	-	-	17.9
Disposals		1.6	-	-	1.6

Carrying value at end of the year		1,186.0	1,178.5	256.6	2,621.1

Comprising:
Property, plant and equipment owned		1,177.8	1,141.8	256.6	2,576.2
Right-of-use assets	10.1	8.2	36.7	-	44.9

Carrying value at end of the year		1,186.0	1,178.5	256.6	2,621.1

June 30, 2019
Cost		2,156.2	2,106.8	256.7	4,519.7
Balance at the beginning of the year		1,689.5	1,264.5	77.3	3,031.3
Acquisition of FWGR		198.4	849.9	177.3	1,225.6
Additions - property, plant and equipment owned		284.5	66.7	2.5	353.7
Borrowing costs capitalised		9.4	-	-	9.4
Disposals		(1.6)	(1.7)	-	(3.3)
Change in estimate of decommissioning asset	11	(24.0)	(75.3)	2.3	(97.0)
Transfers between classes of property, plant and
equipment		-	2.7	(2.7)	-
Accumulated depreciation and impairment		(909.9)	(824.8)	(9.7)	(1,744.4)
Balance at the beginning of the year		(815.4)	(753.5)	(9.7)	(1,578.6)
Depreciation	5.1	(96.1)	(73.0)	-	(169.1)
Disposals		1.6	1.7	-	3.3

Carrying value at end of the year		1,246.3	1,282.0	247.0	2,775.3

CONTRACTUAL COMMITMENTS

Contractual commitments not provided for in the consolidated financial statements at June 30, 2020 amounted to R130.6 million (2019: R18.6 million).

Capital expenditure related to specific growth projects are financed on a project-by-project basis. Other capital expenditure is financed from existing cash resources and cash generated from operations.

84

10      RIGHT OF USE ASSETS AND LEASES

ACCOUNTING JUDGEMENTS

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The contract must also be enforceable. To assess whether a contract conveys the right to control the use of an identified asset, requires judgement particularly on contracts with service contractors, which may contain embedded leases.

The Group assesses whether:

•    the contract involves the use of an identified asset;

•    the Group has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and

•    the Group has the right to direct the use of the asset.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relevant stand-alone prices. However, for the lease of land and buildings in which it is a lessee, the Group has elected not to separate non-lease components and account for the lease and non-lease component as a single lease component.

Some property leases contain options to renew under the contract. Judgement is applied in whether the renewable option periods must be included in the lease term i.e. it is reasonably certain that the options to renew will be exercised. In applying judgement, the Group also considers whether the lease term is commensurate with estimated future mine plans requirements and environmental rehabilitation obligations associated with the property post reclamation.

ACCOUNTING POLICIES

The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The impact of the adoption of the standard is disclosed in Note 3.

Accounting policy before July 1, 2019

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

Accounting policy after July 1, 2019

Right of use asset

The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability and is adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The Group recognises a right of use asset and lease liability at the lease commencement date.

The right of use asset is subsequently depreciated using the straightline method from the commencement date to the earlier of the end of the useful life of the right of use asset or the end of the lease term. The estimated useful lives of the right of use assets are determined on the same basis as those of property, plant and equipment. In addition, the right of use asset carrying value is allocated to the CGU it belongs to and the CGU is reviewed at each reporting date to determine whether there is any indication of impairment. The carrying value is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Lease liability

The lease liability is initially measured at the present value of the outstanding lease payments at commencement date over the lease term, discounted using the interest rate implicit in the lease or if that rate is undeterminable, the Group’s incremental borrowing rate. The lease term includes the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods when the Group is reasonably certain to exercise an option to extend a lease.

Lease payments comprise fixed payments, variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date, and the exercise price under a purchase option that the Group is reasonably certain to exercise.

The lease liability is measured using the effective interest rate method and is remeasured when there is a change in future lease payments. Upon remeasurement, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

Right of use assets are presented in “property, plant and equipment” and lease liabilities are separately disclosed in the statement of financial position.

84

10      RIGHT OF USE ASSETS AND LEASES continued

ACCOUNTING POLICIES continued

Accounting policy after July 1, 2019 continued

Short term leases and leases of low value assets

The Group has elected not to recognise right of use assets and lease liabilities for short-term leases of machinery and equipment that have a lease term of 12 months or less and leases of low value assets which include IT equipment, security equipment and administration equipment.

10.1   RIGHT OF USE ASSETS

Included in property, plant and equipment are the following leased assets:

Amounts in R million	Note	Mine plant facilities and equipment	Mine property and development	Total

June 30, 2020
Cost		11.1	45.0	56.1
Impact of adopting IFRS 16 on July 1, 2019
Right-of-use assets recognised on July 1, 2019		7.5	23.4	30.9
Transfers and other movements [1]		26.5	-	26.5
Additions		3.8	14.2	18.0
Lease modifications		-	7.5	7.5
Lease derecognitions		(26.7)	(0.1)	(26.8)
Accumulated depreciation		(2.9)	(8.3)	(11.2)
Impact of adopting IFRS 16 on July 1, 2019
Transfers and other movements [1]		(15.9)	-	(15.9)
Depreciation		(4.9)	(8.3)	(13.2)
Lease derecognitions		17.9	-	17.9

Carrying value		8.2	36.7	44.9

[1] Relates to contracts previously classified as leases under IAS 17 and presented as property, plant and equipment which the Group has reassessed as right-of-use assets upon adoption of IFRS 16 as of July 1, 2019

10.2   LEASE LIABILITIES (2019: FINANCE LEASE OBLIGATION)

Included in property, plant and equipment are the following leased assets:

Amounts in R million	Note	2020	2019

Reconciliation of the lease liabilities balance:
Balance at the beginning of the year		11.0	14.7
Impact of adopting IFRS 16 on July 1, 2019	9	30.9	-
New leases	9	18.0	-
Lease modifications		7.5	-
Leases derecognised		(8.9)	-
Interest charge on lease liabilities	7	5.1	2.0
Repayment of lease liabilities (2019: repayment of finance lease obligations)		(11.4)	(3.7)
Interest repaid		(5.1)	(2.0)

Balance at the end of the year		47.1	11.0

Current portion of lease liabilities		(10.1)	(11.0)

Non-current lease liabilities		37.0	-

Maturity analysis of undiscounted contractual cash flows:
Less than a year		13.0	-
One to five years		37.0	-
More than 5 years		9.0	-

Total undiscounted lease liabilities at June 30, 2020		59.0	-

Lease payments not recognised as a liability but expensed during the year:
Short-term leases		2.4	-
Leases of low value assets		5.0	-

Cash flows included in cash generated from operating activities		7.4	-

84

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

An average discount rate ranging between 8.1% and 9.5% (2019: between 7.6% and 8.0%), average inflation rate of 5.1% (2019: 5.5%) and the discount periods as per the expected life-of-mine were used in the calculation of the estimated net present value of the rehabilitation liability.

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

The present value of dismantling and removing the asset created (decommissioning liabilities) are capitalised to property, plant and equipment against an increase in the rehabilitation provision. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised in profit or loss. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment test is performed in accordance with the accounting policy dealing with impairments of property, plant and equipment. Over time, the liability is increased to reflect an interest element, and the capitalised cost is depreciated over the life of the related asset. Cash costs incurred to rehabilitate these disturbances are charged to the provision and are presented as investing activities in the statement of cash flows.

The present value of environmental rehabilitation costs relating to the production of inventories and sites without related assets (restoration liabilities) as well as changes therein are expensed as incurred and presented as operating costs. Cash costs incurred to rehabilitate these disturbances are presented as operating activities in the statement of cash flows. The cost of ongoing rehabilitation is recognised in profit or loss as incurred.

Amounts in R million	Note	2020	2019

Opening balance		682.6	553.4
Acquisition of FWGR		-	247.4
Unwinding of provision	7	52.0	66.3
Change in estimate of environmental rehabilitation recognised in profit or loss (a)	5.1	(21.9)	(60.0)
Change in estimate of environmental rehabilitation recognised to decommissioning asset (b)	9	(113.6)	(97.0)
Environmental rehabilitation payments (c)		(30.2)	(27.5)
To reduce decommissioning liabilities		(22.1)	(16.6)
To reduce restoration liabilities	14	(8.1)	(10.9)

Closing balance		568.9	682.6

Environmental rehabilitation payments to reduce the liability		(30.2)	(27.5)
Ongoing rehabilitation expenditure [1]	23	(24.3)	(18.3)

Total cash spent on environmental rehabilitation		(54.5)	(45.8)

[1] The Group also performs ongoing environmental rehabilitation arising from its current activities concurrently with production. These costs do not represent a reduction of the above liability and are expensed as operating costs

(a)   Change in estimate of environmental rehabilitation recognised in profit or loss

The change in estimate of environmental rehabilitation recognised in profit or loss is mainly as a result of updated vegetation and machine hire rates to recent service level agreements and actual rates incurred and the discount rate (real rate) which was higher as a result of higher long-term SA government bond rates and lower inflation rates than in the prior year.

(b)   Change in estimate of environmental rehabilitation recognised to property, plant and equipment

The change in estimate of environmental rehabilitation recognised to property, plant and equipment is mainly as a result of a change in the current life of mine plan which influenced the method of rehabilitation. The decrease is also as a result of an increase in the discount rate (real rate) which was higher as a result of higher long-term SA government bond rates and lower inflation rates than in the prior year.

(c)   Environmental rehabilitation payments

The payments made against the provision for environmental rehabilitation consist mainly of rehabilitation work performed on the Brakpan/Withok Tailings Storage Facility and on the Crown Complex.

GROSS COST TO REHABILITATE

The Group estimates that, based on current environmental and regulatory requirements, the total undiscounted rehabilitation cost is approximately R752.5 million (2019: R824.3 million).

84

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

Guardrisk Insurance Company Limited ("Guardrisk") has guarantees in issue amounting to R427.3 million (2019: R427.3 million) to the Department of Mineral Resources ("DMR") on behalf of DRDGOLD related to the environmental obligations. The funds in the cell captive serve as collateral for these guarantees.

Amounts in R million	Note	2020	2019

Cash and cash equivalents in environmental rehabilitation trust funds		542.2	508.9
Opening balance		508.9	118.0
Acquisition of FWGR		-	360.4
Growth	6	33.3	30.5

Reimbursive right for environmental rehabilitation guarantees		83.8	78.6
Opening balance		78.6	126.0
Funds received		-	(55.2)
Growth	6	5.2	7.8

		626.0	587.5

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

Amounts in R million	2020	2019

100bp increase	5.4	5.1
100bp (decrease)	(5.4)	(5.1)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the cash and cash equivalents in the environmental rehabilitation trust funds approximate their carrying value due to their short-term maturities.

84

13      CASH AND CASH EQUIVALENTS

ACCOUNTING POLICIES

Cash and cash equivalents are short-term, highly liquid investments that are readily convertible to cash without significant risk of changes in value and comprise cash on hand, demand deposits, and highly liquid investments which are readily convertible to known amounts of cash.

Cash and cash equivalents are non-derivative financial assets categorised as financial assets measured at amortised cost. Cash and cash equivalents are initially measured at fair value. Subsequent to initial recognition, cash and cash equivalents are measured at amortised cost, which is equivalent to their fair value.

Amounts in R million	Note	2020	2019

Cash on hand		63.5	125.2
Access deposits and income funds [1]		1,632.3	136.0
Restricted cash [2]		19.3	18.3

		1,715.1	279.5

Interest earned on cash and cash equivalents	6	63.1	17.0

[1] These consist of access deposit notes and conservatively managed income funds that are diversified across the major financial institutions in South Africa. At reporting date all of these instruments had same day or next day liquidity and effective annual yields of between 5.5% and 7%

[2] These consist of cash held on call to fund environmental and other guarantees issued by the Standard Bank of South Africa Limited.

CREDIT RISK

The Group is exposed to credit risk on the total carrying value of its cash and cash equivalents. The Group manages its exposure to credit risk by investing cash and cash equivalents across several major financial institutions, considering the credit ratings of the respective financial institutions, funds and underlying instruments.

Impairment on cash and cash equivalents, if any, are measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.

MARKET RISK

Interest rate risk

A change of 100 basis points (bp) in the interest rates would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis is performed on the average balance of cash and cash equivalents for the year and assumes that all other variables remain constant. The analysis excludes income tax.

Amounts in R million	2020	2019

100bp increase	10.0	2.8
100bp (decrease)	(10.0)	(2.8)

Foreign denominated cash is held in a foreign currency bank account accruing negligible interest and is usually converted to South African Rand on the day of receipt. Foreign cash is therefore not exposed to significant interest rate risk.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents approximates their carrying value due to their short-term maturities.

84

14      CASH GENERATED FROM OPERATIONS

Amounts in R million	Note	2020	2019	2018

Profit for the year		635.0	78.5	6.5
Adjusted for
Income tax	18	343.9	26.6	25.9
Depreciation	9	270.8	169.1	168.0
Movement in gold in process and finished inventories - Gold Bullion	5.1	(3.1)	(32.6)	(24.5)
Change in estimate of environmental rehabilitation	11	(21.9)	(60.0)	(2.9)
Environmental rehabilitation payments	11	(8.1)	(10.9)	(3.4)
Share-based payment expense	5.3	224.1	21.4	17.2
(Gain)/loss on disposal of property, plant and equipment	5.2	(0.7)	(5.8)	0.6
Finance income	6	(109.8)	(58.3)	(38.8)
Finance expense	7	68.8	78.4	58.4
Other non-cash items		2.6	1.8	1.3

Operating cash flows before other changes		1,401.6	208.2	208.3

Changes in		(92.0)	73.8	14.6
Trade and other receivables		(79.0)	22.5	22.2
Consumable stores and stockpiles		(26.4)	(24.8)	(28.2)
Payments made under protest	24	(10.6)	(11.7)	(27.4)
Trade and other payables and employee benefits		24.0	87.8	48.0

Cash generated from operations		1,309.6	282.0	222.9

15      TRADE AND OTHER RECEIVABLES

ACCOUNTING POLICIES

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

84

15      TRADE AND OTHER RECEIVABLES continued

Amounts in R million	2020	2019

Trade receivables	23.1	-
Value Added Tax	83.5	42.0
Other receivables [1]	17.3	25.3
Prepayments	25.1	5.5
Allowance for impairment	(2.6)	(4.9)
	146.4	67.9
[1] Other receivables consist of a number of individually insignificant amounts receivable

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

The balances of counterparties who have been assessed as being credit impaired at reporting date are as follows:

	2020		2019
Amounts in R million	Non-credit impaired	Credit impaired	Non-credit impaired	Credit impaired

Trade receivables	23.1	-	-	-
Other receivables	14.7	2.6	23.2	2.1
	37.8	2.6	23.2	2.1

Loss allowance	-	(2.6)	(2.8)	(2.1)

Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

Amounts in R million	2020	2019

Balance at the beginning of the year	(4.9)	(9.2)
Impact of adopting IFRS 9 on July 1, 2018
Impairment recognised on other receivables included in operating costs	-	(3.2)
Balance at the beginning of the year after adoption of IFRS 9 Financial Instruments	(4.9)	(12.4)
Credit loss allowance/impairments recognised included in operating costs	(0.2)	(3.1)
Credit loss allowance/impairments reversed included in operating costs	0.4	5.3
Credit loss allowance written off against related receivable	2.1	5.3
Balance at the end of the year	(2.6)	(4.9)

MARKET RISK

Interest rate risk

Trade and other receivables do not earn interest and are therefore not subject to interest rate risk.

Foreign currency risk

Gold is sold at spot rates and is denominated in US Dollars. Gold sales and thus trade receivables, are therefore exposed to fluctuations in the US Dollar/South African Rand exchange rate. All foreign currency transactions are entered into during the year ended June 30, 2020 were at spot rates and no hedges are entered into.

Figures in USD million	2020	2019

Foreign denomination of trade receivables at June 30	1.3	-

A 10% strengthening of the Rand against the US Dollar at 30 June would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant.

Amounts in R million	2020	2019

Strengthening of the Rand against the US Dollar	(2.3)	-
Weakening of the Rand against the US Dollar	2.3	-

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of trade and other receivables approximate their carrying value due to their short-term maturities.

84

16      TRADE AND OTHER PAYABLES

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

Amounts in R million	Note	2020	2019

Trade payables and accruals		348.0	324.4
Accrued leave pay		46.9	39.0
Provision for short term performance based incentives		50.5	32.5
Payroll accruals		33.4	23.3

		478.8	419.2

Interest relating to trade payables and accruals included in profit or loss		(1.9)	(2.0)

RELATED PARTY BALANCES
Trade payables and accruals include the following amounts payable to related parties:
Sibanye-Stillwater		14.0	4.1
Rand Refinery		0.2	0.2

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

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Amounts in R million	2020	2019

Consumable stores	165.6	145.2
Gold in process (a)	95.6	99.6
Finished inventories - Gold Bullion	62.2	59.8
Total inventories	323.4	304.6

(a)   Gold in process

Gold in process at June 30, 2020 includes stockpiles of sand material trucked to the City Plant amounting to R13.7 million (June 30, 2019: R20.3 million).

84

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

A 100 basis points increase in the effective tax rate will result in an increase in the net deferred tax liability at June 30, 2020 of approximately R10.3 million (2019: R8.6 million; 2018: R8.0 million).

The assessment of the probability that future taxable profits will be available against which the tax losses and unredeemed capital expenditure can be utilised requires the use of assumptions and estimates and are inherently uncertain and could change materially over time.

Capital expenditure is assessed by the South African Revenue Service (“SARS”) when it is redeemed against taxable mining income rather than when it is incurred. A different interpretation by SARS regarding the deductibility of these capital allowances may therefore become evident subsequent to the year of assessment when the capital expenditure is incurred.

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

84

18      INCOME TAX continued

18.1   INCOME TAX EXPENSE

Amounts in R million	2020	2019	2018

Current tax	(263.2)	1.6	(6.4)
Mining tax	(263.2)	-	-
Non-Mining, company and capital gains tax	-	1.6	(6.4)
Deferred tax	(80.7)	(28.2)	(19.5)
Deferred tax charge - Mining tax	(59.1)	(14.8)	(10.4)
Deferred tax charge - Non-mining, company and capital gains tax	(2.1)	1.6	3.7
Deferred tax rate adjustment	(20.7)	(15.0)	(12.8)
Recognition of previously unrecognised tax losses of a capital nature	1.2	-	-

	(343.9)	(26.6)	(25.9)

Tax reconciliation
Major items causing the Group's income tax expense to differ from the statutory rate were:
Tax on net profit before tax at the South African corporate tax rate of 28%	(274.1)	(30.2)	(9.0)
Rate adjustment to reflect the actual realised company tax rates applying the
gold mining formula	(0.9)	7.4	3.5
Deferred tax rate adjustment (a)	(20.7)	(15.0)	(12.8)
Non-deductible expenditure (b)	(29.3)	(11.9)	(9.8)
Utilisation of tax losses for which deferred tax assets were previously unrecognised	-	-	2.6
Current year tax losses for which no deferred tax was recognised (c)	(23.5)	(2.7)	(0.8)
Exempt income and other non-taxable income	2.4	4.4	-
Other items	0.4	16.8	-
Tax incentives	0.6	1.7	0.4
Recognition of previously unrecognised tax losses of a capital nature	1.2	-	-
Over provided in prior periods	-	2.9	-

Income tax	(343.9)	(26.6)	(25.9)

(a) Deferred tax rate adjustment

The forecast weighted average deferred tax rate increased from 22.0% to 25.0% as a result of an increase in forecast taxable income of Ergo (2019: increased from 20.3% to 22.0% due to the increase in forecast taxable income of Ergo; 2018: increased from 18.6% to 20.3% due to an increase in forecast taxable income of Ergo).

(b) Non-deductible expenditure

The most significant non-deductible expenditure incurred by the Group during the year includes:

•    R73.2 million depreciation on fair value of property, plant and equipment of FWGR to which the initial recognition exemption applies in terms of IAS 12 Income Taxes (2019: R16.6 million);

•    R7.1 million discount recognised on Payments made under protest (2019: R6.5 million; 2018: R8.8 million);

•    R14.6 million net operating cost related to Ergo Business Development Academy Not for Profit Company that is not deductible as it is exempt from income tax (2019: R11.3 million; 2018: R7.5 million); and

•    R2.7 million expenditure not incurred in generation of taxable income (2019: R6.0 million; 2018: R15.0 million).

(c) Current year tax losses for which no deferred tax was recognised

DRDGOLD is not expected to generate adequate future taxable profits against which all of its anticipated future expenses can be deducted.

84

18      INCOME TAX continued

18.2   DEFERRED TAX

Amounts in R million	2020	2019

Included in the statement of financial position as follows:
Deferred tax assets	8.0	10.0
Deferred tax liabilities	(273.1)	(193.2)

Net deferred tax liabilities	(265.1)	(183.2)

Reconciliation of the deferred tax balance:
Balance at the beginning of the year	(183.2)	(155.0)
Recognised in profit or loss	(80.7)	(28.2)
Recognised in other comprehensive income	(1.2)	-

Balance at the end of the year	(265.1)	(183.2)

The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:

Amounts in R million	2020	2019

Deferred tax liabilities
Property, plant and equipment (excluding unredeemed capital allowances)	(422.4)	(380.2)
Environmental rehabilitation obligation funds	(51.4)	(32.0)
Other temporary differences [1]	-	(0.6)
Investments	(1.2)	-

Gross deferred tax liabilities	(475.0)	(412.8)

Deferred tax assets
Environmental rehabilitation obligation	126.5	112.6
Other provisions	72.6	33.8
Other temporary differences [1]	8.5	-
Estimated capital losses	1.2	-
Estimated unredeemed capital allowances	1.1	83.2
Gross deferred tax assets	209.9	229.6

Net deferred tax liabilities	(265.1)	(183.2)
[1] Includes the temporary differences on the lease liability

Deferred tax assets have not been recognised in respect of the following:

Amounts in R million	2020	2019

Provisions	20.3	-
Estimated tax losses	22.0	19.4
Estimated tax losses - Capital nature	324.0	329.9
Unredeemed capital expenditure	254.7	254.8

Deferred tax assets have not been recognised for Group entities that are not expected to generate future taxable profits against which the tax losses, unredeemed capital expenditure and capital losses can be utilised.

84

19      EMPLOYEE BENEFITS

ACCOUNTING POLICIES

Cash settled share-based payments (“outgoing long-term incentive)

Cash settled share-based payments are measured at fair value and remeasured at each reporting date to reflect the potential outflow of cash resources to settle the liability, with a corresponding adjustment in profit or loss. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

Equity settled share-based payments (“new long-term incentive)

The grant date fair value of equity settled share-based payment arrangements is recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards. The expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and non-market performance conditions at vesting date.

Post-retirement medical benefit

The Group's net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value. Remeasurements are recognised in profit or loss in the period in which they arise.

Amounts in R million	Note	2020	2019

Non-current employee benefits		10.1	37.4
Liability for long-term incentive scheme	19.1	-	28.4
Liability for post-retirement medical benefits[1]		10.1	9.0

Current employee benefits		227.6	22.6
Liability for long-term incentive scheme	19.1	227.6	22.6

Total employee benefits		237.7	60.0
[1] Unfunded medical aid benefit plan

19.1   CASH SETTLED LONG-TERM INCENTIVE SCHEME (“outgoing LTI scheme”)

Terms of the November 2015 grant made under the DRDGOLD Group's outgoing LTI scheme are:

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

The last tranche of the November 2015 grant will vest during November 2020. The outgoing LTI scheme is replaced by a new equity settled long-term incentive scheme (refer note 19.2).

Amounts in R million		Note	2020	2019

Movements in the total liability for long-term incentive scheme is as follows:
Opening balance			51.0	45.1
Increase in long-term incentive liability		5.3	218.1	21.4
Vested and paid			(41.5)	(15.5)

Total liability for long-term incentive scheme			227.6	51.0

The total liability for long-term incentive scheme is expected to be settled as follows:			227.6	51.0
Within 12 months after reporting date			227.6	22.6
After 12 months after reporting date			-	28.4

Reconciliation of outstanding phantom shares	2020		2019
		Weighted		Weighted
		average		average
	Shares	price	Shares	price
	Number	R per share	Number	R per share

Opening balance	16,157,058		20,189,467
Granted	-	-	388,547	3.37
Vested and paid	(5,674,252)	7.31	(4,037,883)	3.82
Forfeited	(637,168)	7.08	(383,073)	4.37

Closing balance	9,845,638		16,157,058

84

19      EMPLOYEE BENEFITS continued

19.1   CASH SETTLED LONG-TERM INCENTIVE SCHEME (“outgoing LTI scheme”) continued

Fair value

The fair value of the liability for the long-term incentive scheme is mostly influenced by the DRDGOLD Limited share price. Other inputs influencing the fair value are the forward dividend yield and estimates of staff retention and performance conditions. The inputs most significantly influencing the measurement of the fair values are as follows:

	2020	2019	Grant date

7-day VWAP of the DRDGOLD Limited share	25.14	4.37	2.26
Annualised forward dividend yield	1.0%	4.3%	4.3%

19.2   EQUITY SETTLED LONG-TERM INCENTIVE SCHEME (“new LTI scheme”)

Amounts in R million	2020	2019	2018

Equity settled Long-Term Incentive ("LTI") scheme	6.0	-	-

On December 2, 2019, the shareholders approved a new equity settled long-term incentive scheme to replace the cash settled long-term incentive scheme established in November 2015. Under the new LTI scheme, qualifying employees are awarded conditional shares on an annual basis, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded). Conditional shares will vest 3 years after grant date and will be settled in the form of DRDGOLD shares at a zero-exercise price.

The first grant was made on December 2, 2019 and will vest in two tranches, 50% on the 2nd anniversary and the remaining 50% on the 3rd anniversary of the grant date respectively, provided the employee is still within the employment of the Group until the respective vesting dates.

The key conditions of the December 2019 grant made under the long-term incentive scheme are:

Retention shares:

100% of the retention shares will vest if the employee remains in the employ of the Company at vesting date and individual performance criteria are met.

Performance shares:

Total shareholder’s return (TSR) measured against a hurdle rate of 15% referencing DRDGOLD’s Weighted Average Cost of Capital “WACC”:

•  50% of the performance shares are linked to this condition; and

•  all of these performance shares will vest if DRDGOLD’s TSR exceeds the hurdle rate over the vesting period

TSR measured against a peer group of 3 peers (Sibanye-Stillwater, Harmony Limited and Pan-African Resources Limited):

•  50% of the performance shares are linked to this condition; and

•  The number of performance shares which vest is based on DRDGOLD’s actual TSR performance in relation to percentiles of peer group’s performance as follows:

Percentile of peers	% of performance shares vesting

< 25th percentile	0%
25th to < 50th percentile	25%
50th to < 75th percentile	75%
≥ 75th percentile	100%

Movement in the number of conditional shares for the reporting period are as follows:

Conditional shares
Grant date	December 2, 2019
Vesting date	Total	December 2, 2021	December 2, 2022

Opening balance	-	-	-
Granted	5,860,760	2,930,380	2,930,380

Closing balance	5,860,760	2,930,380	2,930,380

84

19      EMPLOYEE BENEFITS continued

19.2   EQUITY-SETTLED LONG-TERM INCENTIVE SCHEME continued

Fair value

The weighted average fair value of the performance and retention shares at grant date were determined using the Monte Carlo simulation pricing model applying the following key inputs:

Conditional shares
Grant date	December 2, 2019
Vesting date	December 2, 2021	December 2, 2022

Weighted average fair value of 80% performance shares [1]	4.26	4.12
Weighted average fair value of 20% retention shares	5.69	5.49
Expected term (years)	2	3
Grant date share price of a DRDGOLD share	6.15	6.15
Expected dividend yield	3.86%	3.81%
Expected volatility [2]	53.80%	53.80%
Expected risk free rate	6.68%	6.80%
[1] The performance conditions are included in the measurement of the grant date fair value as they are classified as market-based performance conditions
[2] Expected volatility has been based on an evaluation of the historical volatility of DRDGOLD’s share price, commensurate with the expected term of the options

19.3   TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

           Interests in contracts

None of the directors, officers or major shareholders of DRDGOLD or, to the knowledge of DRDGOLD’s management, their families, had any interest, direct or indirect, in any transaction entered into during the year ended June 30, 2020 or the preceding financial years, or in any proposed transaction which has affected or will materially affect DRDGOLD or its subsidiaries other than disclosed in these financial statements. None of the directors or officers of DRDGOLD or any associate of such director or officer is currently or has been at any time during the past financial year materially indebted to DRDGOLD.

Key management personnel remuneration

Amounts in R million	Note	2020	2019	2018

- Board fees paid		6.2	5.8	5.6
- Salaries paid		67.3	61.7	53.6
- Short term incentives relating to this cycle		63.6	31.5	22.5
- Long term incentives paid during the cycle	19.1	41.5	15.5	2.8
- Retrenchments		-	1.6	-
		178.6	116.1	84.5

20      CAPITAL MANAGEMENT

The primary objective of the Group's capital management policy is to ensure that adequate capital is available to meet the requirements of the Group from time to time, including capital expenditure. The Group considers the appropriate capital management strategy for specific growth projects as and when required. Lease liabilities are not considered to be debt.

Liquidity management

At June 30, 2020 and June 30, 2019 the Group’s facilities included an undrawn R300 million Revolving Credit Facility (“RCF”) which was initially secured to finance the development of Phase 1 of FWGR as well as the general working capital requirements of the Group. In December 2018, R125 million of the RCF was committed to issue a guarantee to Ekurhuleni Local Municipality (refer note 24).

In September 2020, the RCF was amended to a R200 million uncommitted facility and extended for an additional term of 2 years with a final repayment date of September 14, 2022.

The initial and amended RCF permits a consolidated debt ratio (net debt to adjusted EBITDA) of at most 2:1 and a consolidated interest coverage ratio (net interest to adjusted EBITDA) of at least 4:1 calculated on a twelve-month rolling basis respectively. Management monitors the covenant ratio levels to ensure compliance with the covenants, as well as maintain sufficient uncommitted facilities to ensure satisfactory liquidity for the Group. The covenant ratios were not breached during the year ended June 30, 2020.

The amendment included the reduction of the initial interest rate margin of 3.25% to 2.75%. A pledge and cession of DRDGOLD’s shares in and shareholder claims against Ergo Mining Proprietary Limited and Far West Gold Recoveries Proprietary limited remains in place as security for the RCF.

84

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

21.1   STATED SHARE CAPITAL

All ordinary shares rank equally regarding the Company’s residual assets. Holders of ordinary shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All rights attached to the Company’s shares held by the Group are suspended until those shares are reissued.

In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next general meeting.

Amounts in R million	2020	2019	2018

Authorised share capital
1,500,000,000 (2019 and 2018: 1,500,000,000) ordinary shares of no par value
5,000,000 (2019 and 2018: 5,000,000) cumulative preference shares of 10 cents each	0.5	0.5	0.5

Issued share capital
864,588,711 (2019: 696,429,767, 2018: 431,429,767) ordinary shares of no par value (a)	6,208.4	5,123.3	4,227.9
9,474,920 (2019: 9,474,920, 2018: 9,361,071) treasury shares held within the Group (b)	(51.0)	(51.0)	(50.7)
5,000,000 (2019 and 2018: 5,000,000) cumulative preference shares of 10 cents each	0.5	0.5	0.5
	6,157.9	5,072.8	4,177.7

RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(a)    Ordinary shares issued

Sibanye-Stillwater and its subsidiaries and associates became related parties to the Group on July 31, 2018 when the acquisition of FWGR became unconditional. DRDGOLD issued 265 million new ordinary shares (38.05% of its outstanding shares) and an option to subscribe for new ordinary shares up to a total of 50.1% of the total issued ordinary shares of DRDGOLD (“Option”) as purchase consideration for these assets.

On January 8, 2020 Sibanye-Stillwater exercised the Option and on January 22, 2020 it subscribed for 168,158,944 Shares (“Subscription Shares”) at an aggregate subscription price of R1,085.6 million. The Subscription Shares were allotted and issued at a price of R6.46 per Share, being a 10% discount to the 30-day volume weighted average traded price of a Share on the day immediately prior to the date of exercise of the Option.

(b)    Treasury shares

Shares in DRDGOLD Limited are held in treasury by Ergo Mining Operations Proprietary Limited ("EMO"). No shares were acquired in the market during the year ended June 30, 2020 (June 30, 2019 113,849 shares were acquired at an average price of R2.68; 2018: nil shares acquired). Dividends amounting to R6.6 million were received on these shares  during the current year (2019: nil; 2018: R0.9 million).

84

21      EQUITY continued

21.2   DIVIDENDS

Amounts in R million	2020	2019	2018

Dividends paid during the year net of treasury shares:
Final dividend declared relating to prior year: 20 SA cents per share (2019: nil SA cents per share; 2018: 5 SA cents per share)	137.5	-	21.1
First interim dividend: 25 SA cents per share (2019: nil SA cents per share; 2018: 5 SA cents per share)	213.8	-	21.1
Second interim dividend 25 SA cents per share (2019: nil SA cents per share; 2018: nil SA cents per share)	213.8	-	-
Total	565.1	-	42.2

After June 30, 2020, a dividend of 35 cents per qualifying share amounting to R299.3 million was approved by the directors as a final dividend for the year ended June 30, 2020. The dividend has not been provided for and does not have any tax impact on the Company.

22      INTEREST IN SUBSIDIARIES

ACCOUNTING POLICIES Significant subsidiaries of the Group are those subsidiaries with the most significant contribution to the Group's profit or loss or assets.

Ergo Mining Proprietary Limited and Far West Gold Recoveries Proprietary Limited are the only significant subsidiaries of the Group. They are both wholly owned subsidiaries and are incorporated in South Africa, are primarily involved in the retreatment of surface gold and all their operations are based in South Africa.

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

Corporate office and other reconciling items (collectively referred to as "Other reconciling items") are taken into consideration in the strategic decision-making process of the chief operating decision maker and are therefore included in the disclosure here, even though they do not earn revenue. This includes taking into consideration the Group’s adjusted EBITDA for the purpose of the covenants imposed by the Company’s borrowings that was initially entered into to finance the development of Phase 1 of FWGR and working capital requirements of the Group (refer note 20).

84

23	OPERATING SEGMENTS continued

			Other
2020			reconciling
Amounts in R million	Ergo	FWGR	items	Total

Financial performance
Revenue (External)	3,064.3	1,120.7	-	4,185.0
Cash operating costs	(2,274.0)	(352.0)	-	(2,626.0)
Movement in gold in process and finished inventories - Gold Bullion	1.8	1.3	-	3.1

Operating profit	792.1	770.0	-	1,562.1
Administration expenses and other costs	(131.6)	(20.7)	(157.6)	(309.9)
Interest income [1]	13.9	2.9	50.6	67.4
Interest expense [2]	(5.2)	-	(4.5)	(9.7)
Current tax	(145.8)	(117.4)	-	(263.2)

Working profit/(loss) before additions to property, plant and equipment	523.4	634.8	(111.5)	1,046.7
Additions to property, plant and equipment	(114.4)	(68.0)	(0.3)	(182.7)

Working profit/(loss) after additions to property, plant and equipment	409.0	566.8	(111.8)	864.0
[1] Interest income excludes the unwinding of the Payments made under protest
[2] Interest expense excludes the discount recognised on the initial recognition of the Payments made under protest

Reconciliation of profit/(loss) for the year to working profit/(loss) before additions to property, plant and equipment
Profit/(loss) for the year	297.1	424.9	(87.0)	635.0

- Deferred tax	(6.6)	86.5	0.8	80.7
- Net other operating costs/(income)	51.5	14.8	(24.5)	41.8
- Ongoing rehabilitation expenditure	22.3	2.0	-	24.3
- Discount recognised on Payments made under protest including
subsequent unwinding	3.2	-	-	3.2
- Unwinding of provision for environmental rehabilitation	36.5	14.3	1.2	52.0
- Growth in investment in environmental obligation funds	(11.2)	(25.2)	(2.1)	(38.5)
- Other income	(0.7)	-	-	(0.7)
- Change in estimate of environmental rehabilitation recognised in
profit or loss	(19.1)	(2.1)	(0.7)	(21.9)
- Depreciation	150.4	119.6	0.8	270.8

Working profit/(loss) before additions to property, plant and equipment	523.4	634.8	(111.5)	1,046.7

Statement of cash flows
Cash inflows from operating activities	546.1	563.1	19.7	1,128.9
Cash outflows from investing activities	(135.7)	(60.1)	(6.7)	(202.5)
Cash (outflows)/inflows from financing activities	(405.5)	(500.8)	1,415.5	509.2

Reconciliation of adjusted EBITDA
Profit for the year				635.0
Income tax				343.9
Profit before tax				978.9
Finance expense				68.8
Finance income				(109.8)
Results from operating activities				937.9
Depreciation				270.8
Share-based payment expense				224.1
Change in estimate of environmental rehabilitation recognised in profit or loss				(21.9)
Gain on disposal of property, plant and equipment				(0.7)
Transaction costs				1.4

Adjusted EBITDA [1]				1,411.6

[1] Adjusted EBITDA (that was considered from the year ended 30 June 2019 following the initial RCF agreement) may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

84

23	OPERATING SEGMENTS continued

			Other
2019			reconciling
Amounts in R million	Ergo	FWGR	items	Total

Financial performance
Revenue (External)	2,577.5	184.6	-	2,762.1
Cash operating costs	(2,311.1)	(111.8)	-	(2,422.9)
Movement in gold in process and finished inventories - Gold Bullion	16.4	16.2	-	32.6

Operating profit	282.8	89.0	-	371.8
Retrenchment costs	(1.6)	(4.7)	-	(6.3)
Administration expenses and other costs	(12.0)	(2.3)	(76.6)	(90.9)
Interest income [1]	6.5	-	10.4	16.9
Interest expense [2]	(2.4)	-	(3.2)	(5.6)
Current tax	1.6	-	-	1.6

Working profit/(loss) before additions to property, plant and equipment	274.9	82.0	(69.4)	287.5
Additions to property, plant and equipment	(22.8)	(330.7)	(0.2)	(353.7)

Working profit/(loss) after additions to property, plant and equipment	252.1	(248.7)	(69.6)	(66.2)
[1] Interest income excludes the unwinding of the Payments made under protest
[2] Interest expense excludes the discount recognised on the initial recognition of the Payments made under protest

Reconciliation of profit/(loss) for the year to working profit/(loss) before additions to property, plant and equipment
Profit/(loss) for the year	82.3	28.7	(32.5)	78.5
	-	-	-	-
- Deferred tax	16.2	13.4	(1.4)	28.2
- Net other operating costs/(income)	40.2	15.4	(25.7)	29.9
- Ongoing rehabilitation expenditure	16.6	1.7	-	18.3
- Discount recognised on Payments made under protest including
subsequent unwinding	3.5	-	-	3.5
- Unwinding of provision for environmental rehabilitation	45.4	19.6	1.3	66.3
- Growth in investment in environmental obligation funds	(11.3)	(22.5)	(4.6)	(38.4)
- Other income	(2.2)	-	(5.7)	(7.9)
- Change in estimate of environmental rehabilitation recognised in
profit or loss	(58.6)	-	(1.4)	(60.0)
- Depreciation	142.8	25.7	0.6	169.1
	-	-	-	-
Working profit/(loss) before additions to property, plant and equipment	274.9	82.0	(69.4)	287.5

Statement of cash flows
Cash inflows/(outflows) from operating activities	221.7	89.3	(22.7)	288.3
Cash (outflows)/inflows from investing activities	(39.4)	(324.4)	60.8	(303.0)
Cash (outflows)/inflows from financing activities	(291.7)	236.7	47.1	(7.9)

Reconciliation of adjusted EBITDA
Profit for the year				78.5
Income tax				26.6
Profit before tax				105.1
Finance expense				78.4
Finance income				(58.3)
Results from operating activities				125.2
Depreciation				169.1
Share-based payment expense				21.4
Change in estimate of environmental rehabilitation recognised in
profit or loss				(60.0)
Gain on financial instruments at fair value through profit or loss				(2.1)
Gain on disposal of property, plant and equipment				(5.8)
Retrenchment costs				6.3
	-	-	-	-
Adjusted EBITDA [1]				254.1

[1] Adjusted EBITDA (that was considered from the year ended 30 June 2019 following the initial RCF agreement) may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

84

23	OPERATING SEGMENTS continued

		Other
2018		reconciling
Amounts in R million	Ergo	items	Total

Financial performance
Revenue (External)	2,490.4	-	2,490.4
Cash operating costs	(2,159.7)	-	(2,159.7)
Movement in gold in process and finished inventories - Gold Bullion	24.5	-	24.5

Operating profit	355.2	-	355.2
Administration expenses and other costs [1]	(11.5)	(78.6)	(90.1)
Interest income [2]	9.5	12.3	21.8
Interest expense [3]	(3.1)	(1.0)	(4.1)
Current tax	(2.9)	(3.5)	(6.4)

Working profit/(loss) before additions to property, plant and equipment	347.2	(70.8)	276.4
Additions to property, plant and equipment	(125.2)	(0.9)	(126.1)
	-	-	-
Working profit/(loss) after additions to property, plant and equipment	222.0	(71.7)	150.3
[1] Administration expenses and general costs excludes loss on disposal of property, plant and equipment
[2] Interest income excludes the unwinding of the Payments made under protest
[3] Interest expense excludes the discount recognised on the initial recognition of the Payments made under protest

Reconciliation of profit/(loss) for the year to working profit/(loss) before additions to property, plant and equipment
Profit/(loss) for the year	53.3	(46.8)	6.5

- Deferred tax	23.2	(3.7)	19.5
- Net other operating (costs)/income	36.2	(15.6)	20.6
- Ongoing rehabilitation expenditure	26.7	-	26.7
- Discount recognised on Payments made under protest including subsequent unwinding	8.1	-	8.1
- Unwinding of provision for environmental rehabilitation	44.3	1.3	45.6
- Loss on disposal of property, plant and equipment	0.6	-	0.6
- Growth in environmental rehabilitation obligation funds	(10.1)	(6.2)	(16.3)
- Change in estimate of provision for environmental rehabilitation recognised in profit or loss	(2.5)	(0.4)	(2.9)
- Depreciation	167.4	0.6	168.0

Working profit/(loss) before additions to property, plant and equipment	347.2	(70.8)	276.4

Statement of cash flows
Cash inflows/(outflows) from operating activities	285.3	(51.5)	233.8
Cash outflows from investing activities	(140.2)	(0.2)	(140.4)
Cash outflows from financing activities	(2.8)	(42.2)	(45.0)

84

24      PAYMENTS MADE UNDER PROTEST

SIGNIFICANT ACCOUNTING JUDGEMENTS

Payments made under protest

The determination of whether the payments made under protest give rise to an asset or a contingent asset or neither, required the use of significant judgement. The definition of an asset in the conceptual framework was applied, with the consideration of the facts and circumstances surrounding the payments made under protest. In applying the definition of an asset management considered the following:

•       payments were made under protest and without prejudice or admission of liability. Such payments were not made as a settlement of debt or recognition of expenditure;

•       the Group therefore retains a right to recover the payments from the City of Ekurhuleni Metropolitan Municipality (“Municipality”) if the Group is successful in the Main Application;

•       if the Group is not successful in the Main Application, the payments will be used to settle the resultant liability to the Municipality; and

•       these two possible outcomes (i.e. success in the Main Application or not) therefore, will lead to economic benefits to the Group.

Therefore, the right to recover the payments made under protest is not a contingent asset because it meets the definition and recognition criteria of an asset.

No specific guidance exists in developing an accounting policy for such asset. Therefore management applied judgement in developing an accounting policy that would lead to information that is relevant to the users of these financial statements and information that can be relied upon.

Contingent liabilities

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

These assumptions about the future include estimating the timing of concluding on the main application, i.e. the discount period, the ultimate settlement terms, the discount rate applied and the assessment of recoverability.

ACCOUNTING POLICIES

Payments made under protest

Recognition and measurement

The asset that arises from the Municipality Electricity Tariff Dispute and that are payments made under protest is initially measured at a discounted amount and any difference between the face value of payments made under protest and the discounted amount on initial recognition is recognised in profit or loss as a finance expense. Subsequent to initial recognition, the Payments made under protest is measured using the effective interest method to unwind the discounted amount to the original face value less any write downs for recovery. Unwinding of the carrying value and changes in the discount period are recognised in profit or loss.

Assessment of recoverability

The discounted amount of the payments under protest is assessed at each reporting date to determine whether there is any objective evidence that the full amount is no longer expected to be recovered. The Group considers the reasonable and supportable information related to the creditworthiness of Ekurhuleni Metropolitan Municipality and events surrounding the outcome of the Main Application.  Any write down is recognised in profit or loss.

Contingent liabilities

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

84

24      PAYMENTS MADE UNDER PROTEST continued

Ekurhuleni Metropolitan Municipality ("Municipality") Electricity Tariff Dispute

There are primarily 3 (three) legal proceedings for which relief has been sought in the appropriate legal fora and all of which fall within the jurisdiction of the High Court of South Africa, Gauteng Local Division, Johannesburg. These comprise of an application brought by Ergo and actions brought under two summonses by the Municipality.

In order to operate the Ergo Plant and conduct its business operations, Ergo requires a reliable and steady feed of electricity which it draws from the Ergo Central Substation.

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

In December 2014, Ergo instituted legal proceedings by way of an application (“Main Application”) against the Municipality and ESKOM as well as the National Energy Regulator of South Africa (“NERSA”), the Minister of Energy, the Minister of Co-operative Governance & Traditional Affairs and the South African Local Government Association, the latter 4 (four) respondents against whom Ergo does not seek any relief.

Ergo seeks the undermentioned relief:

•    declaring that the Municipality does not supply electricity to it at the Ergo Plant;

•    declaring that the Municipality is in breach of its temporary Distribution Licence (issued by NERSA) by purporting to supply electricity to Ergo at the Ergo Plant;

•    declaring that neither the Municipality nor ESKOM may lawfully insist that only the Municipality may supply electricity to Ergo at the Ergo Plant;

•    declaring that ESKOM presently supplies electricity to Ergo at the Ergo Plant; and

•    directing ESKOM to conclude a consumer agreement with Ergo for the supply of electricity at the Ergo Plant at its Megaflex tariff.

The Municipality has since issued two summonses (“Summonses”) for the recovery of arrears it alleges it is owed amounting to R74.0 million and R31.6 million, respectively.

In the interest of the proper administration of justice, the Main Application was postponed by agreement between the parties and a case manager was appointed to determine a collaborative process to facilitate the effective and efficient court scheduling and coordination of both the Main Application and the Summonses.

In order to secure uninterrupted supply of electricity, Ergo has made payment and continues to pay for consumption at the amended and lower “J-Tariff”, albeit under protest and without prejudice and/or admission of liability. Whilst still deemed to be disproportionate, the J-Tarif is significantly lower than the previously imposed “D-Tariff”. The Group recognised an asset for these payments that are made “under protest”.

Ergo has also brought an application for the consolidation of both the Main Application and the actions brought under the Summonses.

The group supported by the external legal team is confident that there is a high probability that Ergo will be successful in the Main Application and defending the Summonses. Therefore, there is no present obligation as a result of a past event to pay the amounts claimed by the Municipality.

Amounts in R million	Note	2020	2019

Balance at the beginning of the year		27.6	19.4
Payments made under protest		10.6	11.7
Discount on initial payment made under protest	7	(7.1)	(6.5)
Unwinding	6	3.9	3.0

Balance at the end of the year		35.0	27.6

The balance at the end of the year was based on the following assumptions:

•    discount rate: 11.68% (2019: 11.68%) representing the Municipality maximum cost of borrowing on bank loans as disclosed in their June 30, 2019 annual report; and

•    discount period: June 30, 2022 (2019: June 30, 2021) representing management’s best estimate of the date of conclusion of the Main Application.

84

25      OTHER INVESTMENTS

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES

The fair value of the listed equity instrument is determined based on quoted prices on an active market. Equity instruments which are not listed on an active market are measured using other applicable valuation techniques depending on the extent to which the technique maximises the use of relevant observable inputs and minimizes the use of unobservable inputs. Where discounted cash flows are used, the estimated cash flows are based on management’s best estimate based on readily available information at measurement date. The discounted cash flows contain assumptions about the future that are inherently uncertain and can change materially over time.

ACCOUNTING POLICIES

On initial recognition of an equity investment that is not held for trading, the Group may make an irrevocable election to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition they are measured at fair value and changes therein are recognised in OCI, and are never reclassified to profit or loss, with dividends recognised in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment.

The Group’s listed and unlisted investments in equity securities are classified as equity instruments at fair value through other comprehensive income (OCI).

Amounts in R million	Shares held	% held	2020	2019

Listed investments (Fair value hierarchy Level 1):
West Wits Mining Limited ("WWM") [1]	47,812,500	5.1%	12.0	3.3

Total listed investments			12.0	3.3

Unlisted investments (Fair value hierarchy Level 3):
Rand Refinery Proprietary Limited ("Rand Refinery") [2]	44,438	11.3%	178.4	-
Rand Mutual Assurance Company Limited B Share Business Fund ("RMA") [2,3]	12,659	1.3%	4.7	-
Guardrisk Insurance Company Limited (Cell Captive A170) [2,4]	20	#	0.1	0.1
Chamber of Mines Building Company Proprietary Limited [2]	42,292	4.5%	0.1	0.1

Total unlisted investments			183.3	0.2

Balance at the end of the year			195.3	3.5

Dividends received on equity instruments at fair value through OCI (RMA)		6	(4.3)	-
Fair value adjustment on equity instruments at fair value through OCI			191.8	(5.9)
[1] Listed
[2] Unlisted
[3] The 1 "B Share Business Fund" share relates to all the businesses of the RMA Group that do not relate to the Compensation for Occupational Injuries and Diseases Act
[4] The shares held entitles the holder to 100% of the residual net equity of Cell Captive A 170 after settlement of the reimbursive right

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

Unlisted investments

The fair values of unlisted investments are determined through valuation techniques that include inputs that are not based on observable market data and constitute level 3 instruments in the fair value hierarchy.

84

25      OTHER INVESTMENTS continued

Investment in Rand Refinery

During the current reporting period, Rand Refinery demonstrated increased stability in its operations, continued ability to meet budget and made a substantial redemption of redeemable preference shares to its other shareholders, therefore strengthening its financial position. DRDGOLD does not hold any redeemable preference shares in Rand Refinery. Rand Refinery also benefited from significant increases in Krugerrand sales and the increase in the Rand denominated gold price.

Historically the fair value of Rand Refinery was estimated to be de minimus, however because of the above aforementioned factors, the fair value of Rand Refinery has been significantly impacted and it is no longer reasonable to estimate fair value as de minimus.

The fair value of DRDGOLD’s 11.3% interest in Rand Refinery at year end is estimated to be R178.4 million. The investment is designated as an equity instrument at fair value through other comprehensive income.

In accordance with IFRS 13 Fair Value Measurement, the income approach has been established to be the most appropriate basis to estimate the fair value in the current year. This method relies on the future budgeted cash flows as determined by Rand Refinery.

Management engaged the use of an independent external valuation expert to assist with the valuation. The Rand Refinery operations (excluding Prestige Bullion) were valued using the Free Cash Flow model, whereby an enterprise value using a Gordon Growth formula for the terminal value was estimated. The dividends received by Rand Refinery from joint venture – Prestige Bullion were valued using a finite life dividend discount model as Rand Refinery’s shareholding will be reduced to nil in 2032. The fair value measurement uses significant unobservable inputs and relates to a fair value hierarchy level 3 financial instrument.

Key observable/unobservable inputs into the model include:

Amounts in R million	Observable/unobservable input

Rand Refinery operations

Average gold price	Observable input	R852,098/kg
Average silver price	Observable input	R9,453/kg
Average South African CPI	Observable input	4.8%
Terminal growth rate	Unobservable input	5.0%
Weighted average cost of capital	Unobservable input	15.1%

Investment in Prestige Bullion

Discount period	Unobservable input	13 years
Cost of equity	Unobservable input	13.2%

Marketability and minority discounts (both unobservable inputs) were also applied of 16.5% and 17.0% respectively. The latest budgeted cash flow forecasts provided by Rand Refinery as at June 30, 2020 was used, and therefore classified as an unobservable input into the models.

Sensitivity analysis

The fair value measurement is most sensitive to the Rand denominated gold price and volumes. The higher the gold price and volumes, the higher the fair value of the investment in Rand Refinery. The below table indicates the extent of sensitivity of the fair value to the inputs:

		Input		% change in OCI, net of tax
Amounts in R million		Increase	Decrease	Increase	Decrease

Rand Refinery operations

Rand US Dollar exchange rate	Observable inputs	1%	(1%)	2.1%	(2.2%)
Commodity prices (Gold and silver)	Observable inputs	1%	(1%)	1.7%	(1.8%)
Volumes	Unobservable inputs	1%	(1%)	2.0%	(2.0%)
Weighted average cost of capital	Unobservable inputs	1%	(1%)	(1.7%)	2.0%
Minority discount	Unobservable inputs	1%	(1%)	(1.2%)	1.2%
Marketability discount	Unobservable inputs	1%	(1%)	(1.2%)	1.2%

Investment in Prestige Bullion
			=
Cost of equity	Unobservable inputs	1%	(1%)	(1.3%)	1.4%
Prestige Bullion dividend forecast	Unobservable inputs	1%	(1%)	0.4%	(0.4%)

Impact of the COVID 19 pandemic

The COVID-19 pandemic had an impact on the gold market and the operations of Rand Refinery as a result of the South African national lockdown. The first-year budget cash flows have been adjusted based on relevant information available as at June 30, 2020, regarding the estimated impact going forward and on the assumption that operations will normalise by November 2020.

84

26      CONTINGENCIES

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

Contingent liabilities

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

Contingent assets

Contingent assets are possible assets whose existence will be confirmed by the occurrence or non-occurrence of uncertain future events that are not wholly within the control of the entity. Contingent assets are not recognised, but they are disclosed when it is more likely than not that an inflow of benefits will occur. However, when the inflow of benefits is virtually certain an asset is recognised in the statement of financial position, because that asset is no longer considered to be contingent.

26.1      CONTINGENT LIABILITY FOR OCCUPATIONAL LUNG DISEASES

On May 3, 2018, former mineworkers and dependents of deceased mineworkers (“Applicants”) and Anglo American South Africa Limited, AngloGold Ashanti Limited, Sibanye Gold Limited trading as Sibanye-Stillwater, Harmony Gold Mining Company Limited, Gold Fields Limited, African Rainbow Minerals Limited and certain of their affiliates (“Settling Companies”) settled the class certification application in which the Applicants in each sought to certify class actions against gold mining houses cited therein on behalf of mineworkers who had worked for any of the particular respondents and who suffer from any occupational lung disease, including silicosis or tuberculosis.

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

26.2      CONTINGENT LIABILITY FOR ENVIRONMENTAL REHABILITATION

Mine residue deposits may have a potential pollution impact on ground water through seepage. The Group has taken certain preventative actions as well as remedial actions in an attempt to minimise the Group’s exposure and environmental contamination.

The flooding of the western and central basins has the potential to cause pollution due to Acid Mine Drainage (“AMD”) contaminating the ground water. The government has appointed Trans-Caledon Tunnel Authority (“TCTA”) to construct a partial treatment plant to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant since August 2014 has been co-disposed onto the Brakpan Tailings Storage facility. Partially treated water has been discharged by TCTA into the Elsburg Spruit.

This agreement includes the granting of access to the underground water basin through one of ERPM’s shafts and the rental of a site onto which it constructed its neutralisation plant. In exchange, Ergo and its associate companies including ERPM have a setoff against any future directives to make any contribution toward costs or capital of up to R250 million. Through this agreement, Ergo also secured the right to purchase up to 30 Ml of partially treated AMD from TCTA at cost, to reduce Ergo’s reliance on potable water for mining and processing purposes.

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

84

26      CONTINGENCIES continued

26.3   CONTINGENCIES REGARDING EKURHULENI METROPOLITAN MUNICIPALITY ELECTRICITY TARIFF DISPUTE

Refer note 24 PAYMENTS MADE UNDER PROTEST for a full description of the matter.

Contingent liability

The Municipality has issued two summonses for the recovery of arrears it alleges it is owed amounting to R74.0 million and R31.6 million, respectively. The group supported by the external legal team is confident that there is a high probability that Ergo will be successful in defending the Summonses. Therefore, there is no present obligation as a result of a past event to pay the amounts claimed by the Municipality.

Contingent asset

Ergo instituted a counterclaim against the Municipality for the recovery of the surcharges which were erroneously paid to the Municipality in the bona fide belief that they were due and payable prior to the Main Application of approximately R43 million (these surcharges were expensed for accounting purposes).

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

A financial asset shall be measured at amortised cost if both the following conditions are met:

•   the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•   the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

The Group’s financial instruments do not represent a concentration of credit risk due to the exposure to credit risk being managed as disclosed in the following notes:

NOTE 12        INVESTMENTS IN REHABILITATION OBLIGATION FUNDS

NOTE 13        CASH AND CASH EQUIVALENTS

NOTE 15         TRADE AND OTHER RECEIVABLES

84

27      FINANCIAL INSTRUMENTS continued

             FINANCIAL RISK MANAGEMENT FRAMEWORK continued

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

NOTE 25         OTHER INVESTMENTS

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

             NOTE 10.2     LEASES

             NOTE 16        TRADE AND OTHER PAYABLES

             NOTE 20        CAPITAL MANAGEMENT

28      RELATED PARTIES

Disclosures are included in the following notes:

NOTE 5          COST OF SALES

NOTE 16        TRADE AND OTHER PAYABLES

NOTE 19.3     TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

NOTE 21        EQUITY

NOTE 22        INTEREST IN SUBSIDIARIES

29      SUBSEQUENT EVENTS

There were no significant subsequent events between the year-end reporting date of June 30, 2020 and the date of issue of these financial statements other than described below and included in the preceding notes to the consolidated financial statements.

Declaration of dividend

On September 1, 2020, the Board declared a final dividend for the year ended June 30, 2020 of 35 SA cents per qualifying share amounting to R299.3 million, which was paid on September 28, 2020.

Amendment of RCF

On September 14, 2020, DRDGOLD amended and extended its RCF. Refer note 20 CAPITAL MANAGEMENT for details of the amendment.

84

SIGNATURES

                The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By:	/s/ D.J. Pretorius D.J. Pretorius Chief Executive Officer
By:	/s/ A.J. Davel A.J. Davel Chief Financial Officer
Date: October 29, 2020