Form 20-F
period 2021-06-30
DRDGOLD LTD
filed 2021-10-28
CIK 1023512

UNITED STATES

SECURITIES

AND EXCHANGE

COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F
☐
REGISTRATION STATEMENT PURSUANT

TO SECTION 12(b)

OR (g) OF

THE SECURITIES

EXCHANGE ACT

OF 1934
OR
☑
ANNUAL REPORT

PURSUANT TO

SECTION 13

OR 15(d) OF

THE SECURITIES

EXCHANGE ACT

OF 1934 For

the fiscal

year
ended
June 30, 2021
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
1709
,
South Africa

(Address

of principal

executive offices)
Riaan Davel
, Chief Financial

Officer, Tel. no. +
27
11
470 2600
, Email
riaan.davel@drdgold.com
Mpho Mashatola,

Group Financial

Controller,

Tel. no. +27 11 470 2600,

Email mpho
.
mashatola@drdgold.com
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
New York Stock Exchange
, Inc.
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

2021.

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

standards
provided pursuant

to Section 13(a)

of the Exchange

Act

☐

The term

“new or

revised

financial

accounting

standard”

refers to

any update

issued by

the Financial

Accounting

Standards

Board
to its Accounting

Standards Codification

after April

5, 2012.
Indicate by

check

mark

whether

the

registrant has

filed

a

report

on

and

attestation to

its

management’s

assessment of

the
effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by

the
registered

public accounting

firm that prepared

or issued its

audit report.
☐
Indicate

by check

mark which

basis of

accounting

the registrant

has used

to prepare

the financial

statements

included

in this filing
.
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
Page
PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

6
ITEM 2.
OFFER STATISTICS

AND EXPECTED TIMETABLE

6
ITEM 3.
KEY INFORMATION

6
3A.
Selected Financial Data

6
3B.
Capitalization And Indebtedness

8
3C.
Reasons For The Offer And Use Of Proceeds

8
3D.
Risk Factors

8
ITEM 4.
INFORMATION ON THE COMPANY

22
4A.
History And Development Of The Company

22
4B.
Business Overview

25
4C.
Organizational Structure

33
4D.
Property, Plant And Equipment

34
ITEM 4A.
UNRESOLVED STAFF

COMMENTS

41
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

42
5A.
Operating Results

42
5B.
Liquidity And Capital Resources

52
5C.
Research And Development, Patents And Licenses, Etc

53
5D.
Trend Information

53
5E.
Off-Balance Sheet Arrangements

57
5F.
Tabular Disclosure Of Contractual Obligations

57
5G.
Safe Harbor

57
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

57
6A.
Directors And Senior Management

57
6B.
Compensation

60
6C.
Board Practices

63
6E.
Share Ownership

67
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY

TRANSACTIONS

70
7A.
Major Shareholders

70
7B.
Related Party Transactions

71
7C.
Interests Of Experts And Counsel

71
ITEM 8.
FINANCIAL INFORMATION

71
8A.
Consolidated statements And Other Financial Information

71
8B.
Significant Changes

71
ITEM 9.
THE OFFER AND LISTING

72
9A.
Offer And Listing Details

72
9B.
Plan Of Distribution

72
9C.
Markets

72
9D.
Selling Shareholders

72
9E.
Dilution

72
9F.
Expenses Of The Issue

72
ITEM 10.
ADDITIONAL INFORMATION

72
10A.
Share Capital

72
10B.
Memorandum of Incorporation

72
10C.
Material Contracts

75
10D.
Exchange Controls

76
10E.
Taxation

78
10F.
Dividends And Paying Agents

81
10G.
Statement By Experts

81
10H.
Documents On Display

81
10I.
Subsidiary Information

81
ITEM 11.
QUANTITATIVE

AND QUALITATIVE

DISCLOSURES ABOUT MARKET RISK

81

TABLE OF CONTENTS
Page
PART II
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

82
12A.
Debt Securities

82
12B.
Warrants and Rights

82
12C.
Other Securities

82
12D
American Depositary Shares

83
ITEM 13.
DEFAULTS,

DIVIDEND ARREARAGES AND DELINQUENCIES

84
ITEM 14.
MATERIAL

MODIFICATIONS TO

THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

84
ITEM 15.
CONTROLS AND PROCEDURES

84
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT

85
ITEM 16B.
CODE OF ETHICS

85
ITEM 16C.
PRINCIPAL ACCOUNTANT

FEES AND SERVICES

85
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

86
ITEM 16F
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

86
ITEM 16G.
CORPORATE

GOVERNANCE

86
ITEM 16H.
MINE SAFETY DISCLOSURES

86
PART III
ITEM 17.
FINANCIAL STATEMENTS

88
ITEM 18.
FINANCIAL STATEMENTS

88
ITEM 19.
EXHIBITS

85
SIGNATURES 88

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

All references

to “dollars”

or “$”
herein are

to United States

Dollars and

references

to “rand” or

“R” are to

South African

rands. Solely for your convenience, this Annual Report
contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R14.27 per $1.00, the year end exchange rate on June 30, 2021.

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

DRDGOLD Limited

When used in

this Annual

Report, the

term the “Company”

refers to DRDGOLD

Limited and

the terms “we,”

“our,” “us” or

“the
Group” refer

to the Company

and its subsidiaries

as appropriate

in the context.

Acquisition

of gold assets

from Sibanye-Stillwater

and subsequent

exercise of

option to purchase

shares

On July 31, 2018, we completed the acquisition of the gold assets associated with Sibanye Gold Limited, trading as Sibanye-
Stillwater’s (“ Sibanye-Stillwater
”) West Rand Tailings

Retreatment Project (“
WRTRP ”), subsequently renamed Far West Gold Recoveries
Proprietary Limited (“ FWGR
”).

This acquisition significantly increased our assets and revenues and added 2.72 million ounces to our Ore
Reserves.

In connection with the acquisition, we issued to Sibanye-Stillwater new shares in the Company equal to 38.05% of outstanding shares, and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares within a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value (the “ Option ”). On January 8, 2020, Sibanye-Stillwater exercised the
Option. On January 22, 2020 Sibanye-Stillwater subscribed for 168,158,944 DRDGOLD shares at an aggregate subscription price of R1,086 million. These shares were issued at a price of R6.46 per share, being a 10% discount to the 30-day volume weighted average traded price.
Special Note

Regarding Forward-Looking

Statements

This Annual

Report contains

certain “forward-looking”

statements

within the meaning

of Section

21E of the

U.S. Securities

Exchange
Act of 1934,

regarding expected

future events,

circumstances,

trends and expected

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

● our reserve calculations and underlying assumptions;
● the trend information discussed in Item 5D.- Trend Information, including target gold production and cash operating costs;
● life of mine and potential increase in life of mine;
● estimated future throughput capacity and production;
●
expected trends in our gold production as well as the demand for and the price of gold;

●
our anticipated labor, electricity, water,

crude oil and steel costs;
● our expectation that existing cash will be sufficient to fund our operations in the next 12 months including our anticipated commitments;
● estimated production costs, cash operating costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce;
● expectations on future gold price, supply and pricing trends, including long term trends, expected impact of the global environment on gold prices;
●
expected gold production and cash operating costs expected in fiscal year 2022;

● statements with respect to agreements with unions;
● our prospects in litigation and disputes;

● statements with respect to the legal review for increasing the deposition capacity of the Brakpan/Withok Tailings Storage Facility
(“ TSF
”), and expected potential increase in capacity and life of mine and statements with respect to our flotation fine-grind

(“ FFG
”) program;

● expected deposition capacity from improvements in our dams and new dam construction; and
●
expected effective gold mining tax rate.

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

●
the global

impact of

the COVID-19

pandemic and

potential announcement

of further

national lockdowns,

including in

South Africa;

●
adverse changes

or uncertainties

in general

economic conditions

in South Africa;

●
regulatory

developments

adverse to

us or difficulties

in maintaining

necessary

licenses or

other governmental

approvals;
●
future performance

relating to

the FWGR

Phase 2 assets;
●
challenges

in replenishing

mineral ore

reserves;
●
changes in

our competitive

position;
●
changes in,

or that affect

our business

strategy;
●
our ability

to achieve

anticipated

efficiencies

and other cost

savings in

connection

with past

and future

acquisitions;
●
the success

of our business

strategy, development

activities

and other initiatives,
●
adverse changes

in our gold

production

as well as

the demand

for and the

price of gold;

●
changes in

technical

and economic

assumptions

underlying DRDGOLD’

mineral reserve

estimates;
●
any major

disruption in

production

at our key

facilities;

●
adverse changes

in foreign

exchange rates;
●
adverse environmental

or environmental

regulatory changes;
●
adverse changes

in ore grades

and recoveries,

and to the

quality or quantity

of reserves;
●
unforeseen

technical

production issues,

industrial

accidents

and theft;
●
anticipated

or unanticipated

capital expenditure

on property, plant

and equipment;

●
the impact

of HIV/AIDS,

tuberculosis

and

the spread

of other contagious

diseases,

such as coronavirus

(COVID-19);

and
●
various other

factors,

including those

set forth in

Item 3D.

Risk Factors.

For a discussion

of such risks,

see Item

3D. Risk Factors.

The risk factors

described above

and in Item

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

for any third-
party information

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
Adjusted EBITDA
Adjusted

EBITDA

means

earnings

before

interest,

tax,

depreciation,

amortisation,

share-based

payment
(benefit)/expense, change in estimate of environmental rehabilitation recognised in profit or loss, gain/(loss) on
disposal

of

property,

plant

and

equipment,

gain/(loss)

on

financial

instruments,

IFRS

16

lease

payments,
transaction costs and retrenchment costs. This is a non-IFRS financial measure and should not be considered a
substitute measure of net income reported by us in accordance with IFRS.
Administration expenses and
other costs excluding non-
recurring items
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
Cash operating costs per kilogram

Cash operating

costs are

operating costs

incurred directly

in the

production of

gold and

include labor

costs,
contractor and other

related costs, inventory

costs and electricity

costs. Cash operating

costs per kilogram

are
calculated by dividing

cash operating costs

by kilograms of

gold produced.

This is a

non‑IFRS financial measure
and should not

be considered a

substitute measure of

costs and expenses

reported by us

in accordance with

IFRS.
Cut‑off grade

The minimum

in-situ grade

of ore

blocks for

which the

cash operating

costs per

ounce, excluding

overhead
costs, is equal to a projected gold price per ounce.
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

Ore Reserves

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

Ore reserves for which quantity

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

30, 2021 and 2020

and for the

years ended June

30, 2021, 2020

and 2019
is derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with
IFRS, as issued by the IASB. These

consolidated

financial

statements

have been

audited by KPMG

Inc.

The selected

consolidated

financial data
as at June

30, 2019, 2018

and 2017,

and for the

years ended

June 30, 2018

and 2017 is

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

Report.

Selected Consolidated Financial Data
(in millions, except share, per share and ounce data)
Year ended

June 30,
2021
1
2021 2020 2019 2018 2017
$’m R'm R'm R'm R'm R'm
Profit or loss Data
Revenue

369.2 5,269.0 4,185.0 2,762.1 2,490.4 2,339.9
Results from operating activities

127.3 1,816.9 937.9 125.2 52.0 (24.6)
Profit/(loss) for the year attributable to
equity owners of the parent

100.9 1,439.9 635.0 78.5 6.5 13.7
Adjusted EBITDA 2 141.3 2,015.9 2 1,411.6 2 254.1 2 - 2 - 2
Per Share Data
Basic earnings/(loss) per share (cents)

11.8 168.4 82.5 11.8 1.5 3.2
Diluted earnings/(loss) per share (cents)

11.7 167.2 81.0 11.5 1.5 3.2
Dividends proposed per share for the
year (ZAR cents)

80.0 85.0 20.0 5.0 5.0
Dividends proposed per American
Depositary Shares for the year

(USD cents)

56.1 49.1 14.2 3.6 3.4
Exchange rate (USD1:ZAR) 1
14.27 17.32 14.07 13.72 14.68
Intraday high (USD1:ZAR)

17.78 19.34 15.69 14.57 14.75
Intraday low (USD1:ZAR)

13.39 13.80 13.07 11.50 12.42
Number of shares issued as at June 30

864,588,711 864,588,711 864,588,711 696,429,767 431,429,767 431,429,767
Statement of financial position data
Total assets

444.8 6,348.0 5,675.2 4,059.9 2,360.5 2,287.4
Equity (Net assets)

337.8 4,820.4 4,040.2 2,688.5 1,267.2 1,302.4
Stated share capital 3 431.5 6,157.4 6,157.4 5,072.3 4,177.2 4,177.2
2021 2021 2021 2021 2021 2021
September August July June May April
Exchange Rate Data
Intraday high (USD1:ZAR)

15.25 15.39 14.99 14.40 14.54 14.84
Intraday low (USD1:ZAR)

14.06 14.22 14.15 13.39 13.67 14.14
1
Translations into

Dollars in this

table are for

the purpose of

convenience only and

are computed at

the closing exchange

rate at June

30,
2021 of R14.27 per $1.00. You should not view such translations as a representation that such amounts represent actual Dollar amounts. All other translations in this Annual Report are based on exchange rates quoted by local financial institutions.
2
Adjusted

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
The Group also considers Adjusted EBITDA for the purpose of

evaluating compliance with the covenants imposed by the Company’s RCF.
The Group considers

the presentation

of Adjusted

EBITDA provides

useful information

to investors.

We began presenting Adjusted

EBITDA
following the entry into our

RCF in fiscal 2019. Adjusted

EBITDA was not presented

or considered by the Company

before fiscal 2019.

For
a reconciliation

of Adjusted

EBITDA from

profit

for the

year,

see Item

5.A. Operating

and Financial

Review and

Prospects—Adjusted
earnings before interest, interest, depreciation and amortization
3
Ordinary share capital as

of June 30,

2021 is stated after

the deduction of

R51 million (2020:

R51 million, 2019:

R50.7 million) share

capital
relating to treasury shares held by the Group.

3B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3C. REASONS

FOR THE OFFER

AND USE OF PROCEEDS
Not applicable.
3D. RISK FACTORS

In conducting

our business, we

face many

risks that

may interfere

with our

business objectives. Some of

these risks

relate to

our
operational processes,

while others relate

to our business environment.

It is important to understand

the nature of these

risks and the impact

they
may have on our

business, financial

condition and

operating results.

Some of these

risks are summarized

below and have

been organized

into the
following categories:
●
Risks related

to our business

and operations;
●
Risks related

to the gold

mining industry;
●
Risks related

to doing business

in South Africa;

● Risks related to ownership in our ordinary shares or American Depositary Shares (ADSs); and
● Risks related to climate change
Risks related

to our business

and operations
Changes in the market price for gold and exchange rate fluctuations,

both of which have fluctuated widely in the past, affect the profitability

of our operations

and the cash

flows generated

by those operations.
Our results

are significantly

impacted

by the price

of gold and

the USD-Rand

exchange rate.

Any sustained decline in the market price
of gold from the current elevated levels would adversely affect us, and any sustained decline in the price of gold below the cost of production could

result

in

the

closure

of

some

or

all

of

our

operations

which

would

result

in

significant

costs

and

expenditure,

such

as,

incurring
retrenchment costs earlier than expected

which could lead to a decline

in profits, or losses, as well

as impairment losses. In addition, as

most
of our production costs are in rands, while

gold is sold in dollars and then converted

to rands, our results of operation and financial

condition
have been and could be in the future materially affected by

an appreciation in the value of the rand. Accordingly,

any sustained decline in the
dollar price of gold and/or

the strengthening of the South African

rand against the dollar would negatively

and adversely affect our business,
operating results and financial condition.
In the wake

of the COVID-19 pandemic

and measures

taken to address

the outbreak,

there has been

a global trend

of investors

turning
to gold

and gold

stocks as

a safe

haven asset,

as has

been the

case in

previous

times of

global economic

crisis.

This has

led to

a surge

in the

average
gold price

during fiscal

2020 and

fiscal

2021.

Changes

in these

conditions

in the

future (e.g.

global recovery

from the

COVID-19 pandemic)

could
lead to

a decrease

of the gold

price to

pre-pandemic

levels or

lower.

In addition,

we were

impacted by

movements

in the exchange

rate of the

rand
against the

dollar during

the COVID-19

pandemic as

described below.

Exchange rates are influenced by global economic trends. The closing exchange rate of the rand against the dollar

at June 30,

2021
strengthened

by 18% compared

to June 30,

2020.

The closing

price of the

rand against

the dollar

at June 30,

2020 weakened

by 23% compared

to
June 30, 2019.

At September

30, 2021, the

rand traded

at R14.51 =

$1.00 (based

on closing rates),

a 2% weakening

of the rand

against the

Dollar
from June

30, 2021.

The rand/dollar

exchange

rate remained

volatile

throughout

the fiscal

year 2021

mainly as

a result

of global,

emerging

market
and South Africa economic uncertainty

including uncertainties

resulting from the COVID-19 pandemic,

global economic slowdown sentiment,
tensions

between

the USA

and China,

perceived

political

instability

and fiscal

strength

and structurally

weak economic

growth of

the South

African
economy including

a seemingly

terminally

distressed

power utility, Eskom

Holdings SOC

Limited (“
Eskom ”).

A decrease in the dollar gold price

and/or a strengthening

of the rand against the dollar

results

in a decrease in our profitability. If the
rand was to appreciate against

the dollar or the gold price were to decrease

for a continued time, our operations

could experience a reduction

in
cash flow

and profitability,

and this would adversely affect our business, operating results and financial condition.

We typically do not enter into forward

contracts to reduce

our exposure to market

fluctuations

in the dollar gold price

or the exchange
rate movements

of the

rand. We sell

gold at

spot prices

based on

the afternoon

London Bullion

Market

fixing price

on the

day when

Rand Refinery,
acting as an agent for the

sale of all gold produced by the

Group, delivers

the Gold to the buyer. Our foreign currency

is usually sold at the spot
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

programs may be

delayed or

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

from Sibanye-Stillwater
.

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
organization.

We cannot be certain

that we will

be able to

achieve the

benefits we

expect from

a particular

acquisition

or investment.

Acquisitions
may also strain

our managerial

and operational

resources,

as the challenge

of managing

new operations

may divert

our management

from day-to-
day operations of

our existing

business. Furthermore, we may

have difficulty integrating

employees, business systems, and

technology. The
controls, processes

and procedures

of acquired

businesses

may also not adequately

ensure compliance

with laws and

regulations

and we may fail
to identify compliance

issues or liabilities.

Our business,

financial condition

and results

of operations

may be materially

and adversely

affected if
we fail

to coordinate

our resources

effectively

to manage

both our existing

operations

and any businesses

we acquire.

Acquisitions

can also result
in unforeseen

liabilities.

Moreover, our

resources

are limited

and our

decision

to pursue

a transaction

has opportunity

costs;

accordingly, if

we pursue

a particular
transaction,

we may need

to forgo the

prospect of

entering into

other transactions

that could

help us achieve

our financial

or strategic

objectives.
Limited deposition

capacity
Our operations

are based on ultra-volume

and almost nano-gold

extraction.

The volume of reclaimed

material delivered

has one of the
most profound impacts on the gold

output of our metallurgical plants.

The large volumes of

material that are processed at our operations are
deposited on tailings facilities

which have a finite capacity. Alternative facilities

will be required to ensure adequate deposition

capacity for the
future.

Key projects

include

the development

of the

regional

tailings

storage

facility

as part

of Phase

2 FWGR

project

as well

as obtaining

regulatory
approvals for

alternative

depositioning

at Ergo
.

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
inter alia :
•

shortages

or unforeseen

increases

in the cost

of equipment,

labor and

raw

materials;
•

unforeseen

design and

engineering

problems;
•

changes in

construction

plans that

may require

new or amended

planning permissions;

•

unforeseen

construction

problems;
•

unforeseen

delays

commissioning

sections

of the project;
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

The Phase 2 definitive

feasibility

study was completed

in the 3
rd

quarter of fiscal

year 2021, however

regulatory approval

still needs

to
be obtained

on the regulatory

approvals

for the submitted

amended design.

It is therefore

anticipated

that the construction

of the Regional

Storage
Facility, related

to Phase 2,

will be delayed

from fiscal

year 2022 to fiscal

year 2024.

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

in assumptions
affecting the

viability of

the project

could have

a material

adverse effect

on our business,

cash flows,

financial condition

and prospects.

Our operating cash flow and available banking facilities may be insufficient to meet our capital expenditure plans and requirements, depending on the timing and cost of development of our existing projects and any further projects we may pursue. As a result, new sources of capital may

be needed to meet

the funding requirements

of these projects

and to fund ongoing

business activities.

Our ability to

raise and service
significant

new sources

of capital

will be a

function of,
inter alia
, macroeconomic

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

from financing sources

and any such financing

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

TSF are linked

through pipeline

infrastructure.

The Ergo plant

is currently

our major

processing

plant. FWGR’s
reclamation

site, DP2 processing

plant, pump

stations and

the Driefontein

4 Tailings Storage

Facility are

linked through

pipeline infrastructure.

Our reclamation sites, plants,

pipelines

infrastructure and the

deposition/storage facilities are exposed to

numerous risks, including
operational

down time due

to planned or

unplanned maintenance,

destruction of

infrastructure,

spillages, higher

than expected

operating costs,

or
lower than

expected production as

a

result of

decreases in

extraction efficiencies due

to

imbalances in

the metallurgical process

as

well as
inconsistent

volume throughput

or other factors.

We

have suffered interruptions in gold production. For example: the Group temporarily halted its operations at Ergo and FWGR on
March 26, 2020 pursuant to the

announcement of the national lockdown in South African (“
Lockdown ”). Operations gradually recommenced
through April

and May 2020 (Refer

to Item 4D. ‘‘Property, plant

and production

– Ergo Production

and FWGR production”),

and have not been
impacted by subsequent

lockdowns during

fiscal 2021,

but we remain

subject to the

risk of further

lockdowns and

other restrictions

as a result of
the continuing

COVID-19 pandemic.

Our FWGR operations

are reliant on the use to and

access of Sibanye-Stillwater’s

mining infrastructure,

related services

including the
smelting and recovery of gold

from gold loaded carbon produced at

FWGR as well

as the

use of various

rights, permits and licenses held by
Sibanye Gold

pursuant to

which FWGR

operates,

pending the

transfer

to FWGR of

those that

are transferable.

Any disruption

in the supply

of, or
our ability to

use and access

the Sibanye-Stillwater

mining infrastructure,

related services

and rights, permits

and licenses,

could have an

adverse
impact on

our operations.

Each of these conditions or other weather

conditions or other interruptions

could adversely impact

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
inter alia
:

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

On February 28, 2021,

ERGO signed a one

year wage extension

agreement,

with organized labour,

for the period July

1, 2021 to June
30, 2022 with a 5.9% average increase

per annum across the ERGO workforce

with individual increases

ranging from 5.5%

to 7% per annum.
The transitional

arrangements

regarding wage

increases

with the workforce

at FWGR when

these employees

were incorporated

into DRDGOLD
have now come

to an end. As

a consequence,

negotiations

are currently

underway with

organized labour

at FWGR with

the intention

of trying to
reach a 3 year

wage agreement.

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

of the Lockdown.
Operations

gradually

recommenced

through

April

and May

2020 (Refer

to Item

4D. ‘‘Property,

plant

and production

– Ergo

Production

and FWGR
production”) and have not been impacted by subsequent lockdowns during fiscal 2021.

We remain subject to the

risk of further lock-downs or
other restrictions

to our operations

and we also

face the risk

of disruptions

to our suppliers'

operations.

The table

below outlines

the number

of COVID-19

tests conducted,

the number

of COVID-19

positive

cases and

the COVID-19

related
fatalities

suffered by our

workforce:

COVID statistics

Ergo FWGR Corporate office Consolidated
Number of tests conducted

576 176 3 755
Number positive cases 142 34 3 179
Fatalities 2 1 0 3

The risk related

to the impact of the COVID-19

pandemic is not isolated

to health and safety

for our employees

and disruptions to

our
operations, but has manifested as a risk in terms of

social stability as well as economic activity and growth both in South

Africa and globally.
While

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

in dollar gold

prices and

weakening of the

rand/dollar

exchange rate

driven at least

in part by the
impact of

the COVID-19

pandemic.

Dollar gold

prices may

decrease and

the rand/dollar

exchange rate

may strengthen

as the global

impact of

the
COVID-19 pandemic

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

R570.8 million which is

included in

our
statement of

financial position

as

at

June

30,

2021

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

for the 2022 fiscal

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

threats. Given

the increasing

sophistication

and evolving

nature of

these threats,

DRDGOLD cannot

rule out the

possibility

of them
occurring in the future. An extended

failure of critical system

components, caused by accidental,

or malicious actions, including

those resulting
from a cyber

security attack,

could result

in a significant

environmental

incident, commercial

loss or interruption

to operations.

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
During fiscal year 2021 the

gold price reached a

high of

U$2,072 per ounce and

a low

of U$1,676.

We

benefited from a sustained
upswing in

gold price

in the

first quarter,

and in

the fourth

quarter, following

the global

response

to the

COVID-19

pandemic,

the gold

price surged
further to

all-time highs.

Investors globally, as they have in so many previous times

of crisis, turned to gold and gold stocks as a safe haven asset,

leading to a
surge in the

average gold

price during

fiscal 2020

and fiscal

2021. The rand/dollar

exchange rate

remained volatile

throughout fiscal

2021 mainly
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

gold or the
USD –

rand exchange

rate in

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

●
environmental

hazards and pollution,

including dust generation,

toxic chemicals,

discharge of metals, pollutants,

radioactive materials
and other hazardous

material

into the air

and water;
●
flooding, landslides,

sinkhole formation,

ground subsidence,

ground and

surface water

pollution and

waterway

contamination;
●
a decrease

in labor productivity

due to labor

disruptions,

work stoppages,

disease, slowdowns

or labor strikes;
●
unexpected

decline of

ore grade;
●
metallurgical

conditions or

lower than

expected gold

recovery;
●
failure of

unproven or evolving

technologies;
●
mechanical

failure or breakdowns

and ageing

infrastructure;
●
energy and electrical

power supply

interruptions;
●
availability

of water;
●
injuries to

employees

or fatalities

due to falls

from heights

and accidents

relating to

mobile machinery

or electrocution

or other causes;

●
activities

of illegal

or artisanal

miners;
●
material

and equipment

availability;
●
legal and

regulatory

restrictions

and changes

to such restrictions;
●
social or

community disputes

or interventions;
●
accidents

caused from

the collapse

of tailings

dams;
●
pipeline failures

and spillages;
●
safety-related

stoppages;

and
●
corruption, fraud and theft including

gold bullion

theft.
The occurrence of any of these

hazards could delay production,

result in losses, or increase

production costs or decrease

earnings and
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

governments may increase our

costs and

reduce our
profitability. In

recent years,

South Africa

has experienced

high levels of

crime. These

problems may

impede fixed

inward investment

into South
Africa and

increase emigration

of skilled

workers and

as a result,

we may have

difficulties

retaining qualified

employees.

The COVID-19

pandemic has

increased the

risk of

social unrest

in

our surrounding communities already

created from

a growing
frustration of society

at large on slow reformative

action being taken

by all spheres of the

South African

government,

in particular, in combating
high unemployment

particularly

in the youth

of the country. Unemployment

rates in South

Africa reached

an all-time

high of 34.4%

in June 2021
due in part, to South Africa’s COVID-19 related economic downturn.

This frustration was a contributing

factor that led to social unrest, people
committing crimes, vandalising property,

and damaging

infrastructure around our

operations during July

2021. There

is no

assurance that

a
prolonged economic

downturn will

not result in

an extended

period of high

unemployment,

further exacerbating

anti-mining sentiments

in South
Africa. Furthermore,

the rise of

ESG factors

in investment

decisions may

result in divestment

in the mining

sector.
Inflation can

adversely

affect us.

The inflation rate in South Africa is relatively high compared to developed,

industrialized

countries. As of June 30, 2021, the annual
Consumer Price Inflation Index (“ CPI
”),

stood at 4.9%

compared to 2.2%

in June 2020

and 4.5%

in June 2019.

Annual CPI was 5.0%

as at
September 30, 2021.

Inflation in South

Africa generally

results

in an increase in our rand

operational

costs, unless

such inflation is

accompanied
by a concurrent devaluation of the rand against

the dollar or an increase in the dollar price of gold. Higher and sustained inflation in the future,
with a consequent increase

in operational costs could have

a material adverse effect

on our results of operations

and our financial condition

and
could result

in operations

being discontinued

or reduced

or rationalized,

which could

reduce our

profitability.

The treatment of

occupational health diseases and

the potential liabilities related

to occupational health

diseases may have

an
adverse effect

on the results

of our operations

and our financial

condition.
We may be subject

to claims

relating to occupational

health diseases

and we are

currently

subject to

legal action

described below.
In January 2013, DRDGOLD, East Rand Proprietary Mines Limited (“ DRDGOLD Respondents
”) and 23

other mining companies
(“ Other Respondents
”) (collectively

referred

to as "
Respondents
") were

served with

a court

application

issued in

the High

Court of

South Africa
for

a

class certification

on

behalf of

former mineworkers

and

dependents of

deceased mineworkers

(“
Applicants
”).

In

the

application the
Applicants allege

that

the

Respondents conducted

underground mining

operations in

a

negligent and

complicit manner

causing the

former
mineworkers to contract

occupational lung diseases.

The Applicants have as yet not quantified

the amounts which they are demanding

from the
Respondents

in damages.
On May

3, 2018, former mineworkers and dependents of

deceased mineworkers (“
Applicants
”) and

Anglo American South Africa
Limited,

AngloGold

Ashanti

Limited,

Sibanye

Gold Limited

trading as

Sibanye-Stillwater,

Harmony Gold

Mining Company

Limited,

Gold Fields
Limited, African Rainbow Minerals Limited and certain of their affiliates (“ Settling Companies ”) settled the class certification application in which the Applicants

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

which have

started to

target gold

plants.

In October

2019, a number

of companies,

including our

Knights and

Ergo plants,

were subject

to armed attacks

targeting the

gold in the
plants or high-grade

gold bearing material.

These incidents were

very well organised and

in all the incidents the

thieves were armed.

In some of
the incidents

employees

of companies

were also held

hostage until

the targeted

material was

obtained. In

the 2019 incident,

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

Africa

(“
NERSA
”) initially

approved

an average

tariff increase

of 5.2%

average

effective

April
1, 2021.

In July 2020,

the High

Court of

South Africa

ordered that

the average

tariff for

April 1,

2021 be increased

by a further

9.8%. NERSA

has
applied for leave to appeal

this ruling. These increases

have had an adverse effect on our production

costs and similar or higher

future increases
could have

a material

adverse effect

on our operating

results and

financial condition.

Subsequently, several

notable developments

have occurred:
●
The South African government provided Eskom with an additional R69 billion bailout over a three-year period, from 2019 to

2021.
Eskom subsequently

challenged the

multi-year price

determination (MYPD), Regulatory

Clearing Account

(RCA) and

NERSA’s
treatment of

the bailout as a

tariff subsidy in

South African

court. On July

28, 2020, the

South African

court ruled in

favour of Eskom,
allowing the

company to

recover the

additional

R69 billion

in a phased

manner through

future tariff

increases.

The revenue

recovery of
R10 billion

(of the

R69 billion)

would occur

for the

2021 to

2022 year.

The remaining

R59 billion

revenue

recovery

would occur

outside
the MYPD

period,

likely

in the

2022 to

2023 year

and 2023

to 2024

year. Having

accepted

the decision

on the

merits

of the

case, NERSA
appealed the

remedy.
●
NERSA has additionally allowed

the revenue recovery of R6.6 billion

in the 2021 to 2022 year (half of NERSA’s determination of a
R13.3 billion RCA amount for the period from

2018 to 2019), instead of the

R27.3 billion amount that Eskom had applied for.

The
remaining half

will be recovered

in the 2022 to

2023 year.
●
Additionally, in June

2020, Eskom

succeeded in

obtaining a judgment

to recover a

portion of the

additional shortfall

of R35 billion

for
the periods from 2014 to

2015, 2015 to 2016

and 2016 to 2017,

where NERSA had initially determined the RCA amount for

those
periods to be

R32 billion when

Eskom had applied

for an amount of

R67 billion. Approximately

R4.7 billion of

the determination

will
be liquidated

in the 2021

to 2022 year.

Combined, these

outcomes will

impact the

tariff increase

implemented on

1 April 2021,

which resulted

in an increase

of approximately
15%, instead of the initially

previously approved

5.2% increase. As a result

of the judgments rendered

in favour of Eskom, and the potential

for
further RCA

applications,

it is likely

that Eskom’s electricity

tariffs will

increase above-inflation

in the future.

In February

2019, the

President of

South Africa

announced the

vertical unbundling of

Eskom. While

full state

ownership will

be
maintained, the unbundling is expected to result in the

separation of Eskom’s generation, transmission and distribution functions into separate entities,

which may require

legislative

and/or policy

reform. The

unbundling

is currently

underway

and is expected

to be completed

by December
2021 for the

legal separation

of the transmission

function, and

December 2022

for the generation

and distribution

functions.

Poor reliability

of the
supply of electricity and instability

in prices through the unbundling process

is expected to continue. Eskom’s coal fired power plants have not performed

well for

a number

of years,

with national

rotational

power cuts

(load shedding)

having been

implemented

intermittently

through the

last
number of

fiscal

years.

Should we

experience

further

power tariff

increases,

its business

operating

results and

financial

condition

may be

adversely
impacted.

Ergo

is

currently

disputing

the

electricity

tariff

charged

by

Ekurhuleni

Metropolitan

Municipality

(refer

to

Item 18.

“Financial
Statements

- Note 24 –

Payments made

under protest”).
Risks related

to climate

change
Extreme weather

Our

operations are

also

exposed to

severe weather

events that

could

interrupt production. Major

property,

infrastructure and/or
environmental damage

as well as loss of human life could be caused by extreme weather events.

Extreme weather conditions

such as droughts,
extreme

rainfall

and high

wind volumes

are on

the increase.

Specifically,

the increase

in intensity

of events,

such as

thunderstorms

on the

Highveld,
where our operations are situated.

It is believed that the long-term upward

trend in global temperature

is directly correlated

with the increase in
global severe

weather events

both in terms

of magnitude

and frequency.

For example,

dry weather

conditions

have prompted

level 2

water restrictions

on residential

water users

in the Johannesburg

area. These
water restrictions remain in place as at September 30, 2021.

Severe thunderstorms

and high winds,

especially during the summer rainy season,
may also cause damage to

operation infrastructure that may in turn cause an

interruption in the production of gold.

Such incidents and other
weather

events

may damage

the facility

and

may result

in water

shortages

which can

impact our

operations

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

Works (operated by the East
Rand Water Care Company) to

treat sewage water to reduce the use of

potable water. This water is used

both to reclaim and carry production
materials and

also,

ultimately,

to

irrigate rehabilitation

vegetation at

a

significantly lower

cost

than

that

of

potable

water.

The

plant

was
commissioned in early fiscal

year 2016 and has design capacity to provide Ergo with 10 Mega Litres (“
Ml ”) a day from the Rondebult sewage
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
business.

Mining royalties

and other

tax reform

could have

an adverse

effect on the

business,

operating results

and financial

condition

of our
operations.

The

Mineral

and

Petroleum

Resources

Royalty

Act,

No.28

of

2008

and

the

Mineral

and

Petroleum

Resources

Royalty

Act
(Administration),

No.29 of 2008

govern royalty

rates for

gold mining

in South Africa.

These acts

provide for

the payment

of a royalty, calculated
through a

royalty rate

formula (using

rates of

between 0.5%

and 5.0%)

applied against

gross revenue

per year, payable

half yearly

with a third

and
final payment

thereafter.

The royalty

is tax

deductible

and the

cost after

tax amounts

to a

rate of

between

0.33% and

3.3% at

the prevailing

marginal
tax rates

applicable

to the taxed

entity. The royalty

is payable

on old

unconverted

mining rights

and new

converted

mining rights.

Based on

a legal
opinion

the

Company

obtained,

mine

dumps

created

before

the

enactment

of

the

Mineral

and

Petroleum

Resources

Development

Act
(“ MPRDA
”) fall outside the ambit of

this royalty and consequently the Company does not pay any royalty on any dumps created prior to the
MPRDA. Introduction

of further

revenue

based royalties

or any adverse

future tax

reforms

could have

an adverse

effect on

our business,

operating
results and

financial

condition.

Failure to comply with the requirements

of the Broad Based Socio-Economic Empowerment

Charter 2018 could have an adverse
effect on our

business,

operating results

and financial

condition of

our operations.

In April

2018, judgment

was handed

down by the

North Gauteng

High Court

in Pretoria

against a

provision in

the 2010 Mining

Charter
regarding

the “once

empowered

always

empowered”

principle.”

This principle

refers

to whether

a mining

company, after

the exit

of a

Black

partner
that held a

stake in the

company consequent

to a result

of a Black

Economic Empowerment

(“
BEE
”) transaction,

continues to

be BEE compliant.

The judgment

was appealed

by the DMRE.

The DMRE

in August

2020, withdrew

their notice

to appeal

to the

Supreme

Court of

Appeal in

respect
of the judgment

issued in

April 2018

by the Pretoria

High Court.

On September

27, 2018

the Broad-Based

Socio-Economic

Empowerment

Charter

for the

Mining and

Minerals

Industry, 2018

(“
Mining
Charter 2018
”) was

published in

Government Gazette No.

41934 of

Government Notice No.

639 on

September 27,

2018 superseding and
replacing all previous

charters, including

the Reviewed Broad-Based

Black Economic Empowerment

Charter for the South African

Mining and
Minerals

Industry, 2016 (“
Mining Charter

III
”).

Mining Charter

2018 requires,
inter alia
, an enduring

30% BEE

interest

in respect

of new mining

rights.

It also

has extensive

provisions
in

respect

of

Historically Disadvantaged

Persons

(“
HDP
”)

representation at

board

and

management, as

well

provisions

relating

to

local
procurement

of goods and

services.

The procurement

target of the

total spend

on services

from South

African companies

has been pegged

at 80%
(up from 70%

in Mining

Charter III)

and 60% of

the aggregate

spend thereof

must be apportioned

to BEE entrepreneurs.

In March 2019,

the Mineral

Council of

South Africa

brought an application

in the High

Court, Pretoria

for a judicial

review and
setting aside

of certain

provisions in

Mining Charter

2018.

In June

2020, the

High Court

ordered

the Minerals

Council

to join

parties

representing

communities,

trade unions

and BEE

entrepreneurs
as a prerequisite

to the continuation

of the lawsuit,

as they have

a direct and

substantial

interest in

the outcome

of the litigation.

On September

21, 2021,

the High

Court of

South Africa

ruled that

the Mining

Charter

2018 is

not binding

subordinate

legislation

but an
instrument of policy. This ruling affirmed that the Minister of Mineral Resources and Energy (“
MRE Minister ”) was not entitled to make law
through the

Mining Charter

2018 to require

30% HDP ownership

for the renewal

of existing

mining rights.

DRDGOLD cannot guarantee

that it will meet all the targets set out by the Mining Charter 2018. For example,

if the Mining Charter
2018 were

to remain

in its current

form, there

is no assurance

that the goods,

services

and supplies

in South Africa

would be sufficient

to allow us
to

meet the

targets.

More specifically,

DRDGOLD may

not

be

able to

meet the

requirement that 80%.

of total

mining goods

and services
procurement spend be on South African-manufactured

goods due to an insufficient number of suppliers in South Africa with heavy equipment.
DRDGOLD may be required to increase participation by HDP in senior positions and allocate additional resources for the development of the
mine community, human resources,

sustainability, procurement

and enterprise. DRDGOLD

may also be required to make further adjustment

to
the ownership

structure of

its South African

mining assets,

including increasing

the ownership

of HDP, in order to meet

the Mining Charter

2018
requirements.

Any such additional

measures could

have a material

adverse effect

on our business,

operating results

and/or financial

condition.

In addition,

if we are

unable to

obtain sufficient

representation

of HDP at

the board

level and

in management

positions

or if there

are not
sufficient succession

plans in place, this could have a material adverse

effect on our business (including resulting

in the imposition of fines and
having

a

negative effect

on

production levels),

operating results

and

financial position.

In

relation

to

this,

the

mining

industry,

including
DRDGOLD, continues

to experience a global shortage of qualified senior

management and technically

skilled employees.

DRDGOLD may be
unable to hire

or retain appropriate

senior management,

technically

skilled employees

or other management

personnel, or

may have to

pay higher
levels of

remuneration

than it currently

intends in

order to do

so.

Also, there is no

guarantee that

any steps DRDGOLD has

already taken or

might take in

the future will

ensure the retention

of its
existing mining rights, the successful renewal of its existing mining rights, the granting of applications for new mining rights or that the terms
of renewals of its mining

rights would not be significantly less favourable

than the terms of its current

mining rights. Any further adjustment
to

the

ownership

structure of

DRDGOLD’s South

African mining

assets in

order

to

meet the

abovementioned

requirements

could have

a
material adverse effect on the value of DRDGOLD’s securities

Refer to

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

period of 20

years after a

site is

closed. The MPRDA
Amendment Bill

was withdrawn

in August 2018

by the MRE Minister,

citing, amongst

other things,

the adequacy

of the current

MPRDA to deal
with all regulatory

matter pertaining

to the mining

and petroleum

industries.

Revised

Financial Provisioning

Regulations (“
FPR
”)

were

published on

November 20,

2015

under

the

National

Environmental
Management Act, 107 of 1998 (“ NEMA
”) and became effective from the date of publication thereof. Proposed amendments to the FPRs were
published

for public

comment

GNR 1228

GG 41236

of November

10, 2017

(“
Draft

Regulations
”), which

seek

to address

some challenges

relating
to the implementation

thereof. Under

these FRPs to

be implemented

by the DMRE,

existing environmental

rehabilitation

trust funds

may only be
used for post

closure activities

and may no

longer be utilised

for their

intended purpose

of concurrent

and final rehabilitation

and closure.

Several further proposed amendments to

the FPRs,

(“
Proposed Amendments
”) were

published subsequently. The

latest Proposed
Amendments

were published

in August

2021 which,
inter alia
, extends

the compliance

with these

regulations

to three

months following

the fiscal
year end June

30, 2022.

The Proposed Amendments,

in their current form and which are still subject

to the approval of the DMRE and Treasury, allow under
certain circumstances for the withdrawal against financial

provision (which is currently not contemplated in the FPR). It is therefore uncertain
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
The First phase did not have a

material financial impact. The second phase will be implemented from January 1, 2023 to December 31, 2030.
During the

first

phase,

tax-free

emission

allowances

ranging

from 60

per cent

to 95

per cent

are available

to emitters

in this

first

phase.

This includes
a basic

tax-free

allowance

of 60

per cent

for all

activities,

a 10

per cent

process

and fugitive

emissions

allowance,

a maximum

10 per

cent allowance
for companies that use

carbon offsets to reduce their

tax liability, a

performance allowance of up to

5 per

cent for companies that reduce

the
emissions

intensity of

their activities,

a 5 per cent

carbon budget

allowance

for complying

with the reporting

requirements

and a maximum

10 per
cent allowance

for trade

exposed sectors.

The South African

government

indicated

that a review

of the impact

of the carbon

tax will

be conducted
before the second phase of the South African

Carbon Tax Act is implemented. The carbon tax has not had an impact on the price of electricity.
However, should

Eskom be

required

to pass

on the cost

of the tax

from its

emissions

to its customers,

electricity

tariffs may

rise significantly.

This
may also

affect the

electricity

prices charged

to our

suppliers

who may

pass on

the tax

to us increasing

the price

of goods

and services

we consume
in our operation.

Regulations detailing

the tax-free emission allowances

during the second phase have not been published

to date. The second phase of
implementation of the

Carbon Tax

may have

a material

direct and/or indirect

adverse effect on

our business, operating

results and

financial
condition if the tax-free emission allowances

are significantly reduced or the scope of implementation

of the CTA

is significantly increased.

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

“
a mining

right

as defined

in section
1 of the Mineral

and Petroleum

Resources Development

Act in respect of

the mine where

those mining

operations

are carried

on
”. In addition,

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

This could have a
material adverse

effect on our

cash flows,

operations,

capital investment

decisions

and financial

condition.

Assessment

of unredeemed

capital expenditure

by the South

African Revenue

Service could

have an adverse

effect on the business,
operating results

and financial

condition of

our operations.

The South African

Revenue Service

(“
SARS
”) assessed capital

expenditure when

it is redeemed

against taxable

mining income rather
than when

it is

incurred.

A different

interpretation

by SARS

could have

an adverse

effect on

our business,

operating

results

and financial

condition.

Since our

South African

labor force

has substantial

trade union

participation,

we face

the risk

of disruption

from labor

disputes

and
new South African

labor laws.

Labor costs

are significant

for Ergo, constituting

19% of Ergo’s

production

costs for

fiscal year

2021 (2020:

22%). As

of June

30, 2021,
our Ergo operations

provided full-time

employment

for 771 employees

while our main

service providers

deployed an

additional

1,495 employees
to our operations,

of whom approximately

82% are members

of trade unions

or employee

associations.

Labor costs

are significant

for FWGR, constituting

20% of FWGR’s production

costs for fiscal

year 2021 (2020:

22%). As of June

30,
2021, our FWGR

operations provided full-time employment for 154 employees while our main service providers deployed an additional 343
employees to our operations,

of whom approximately

93% are members of

trade unions or employee

associations.

We have entered into various
agreements regulating

wages and working

conditions at

our mines. Unreasonable

wage demands could

increase production

costs to levels

where
our operations are no longer profitable.

This could lead to accelerated

mine closures and labor disruptions.

We are also susceptible to strikes by
workers from

time to time,

which result

in disruptions

to our mining

operations.

In recent

years, labor

laws in South

Africa have

changed in

ways that

significantly

affect our

operations.

In particular,

laws that

provide
for mandatory

compensation

in the event

of termination

of employment

for operational

reasons and

that impose

large monetary

penalties for

non-
compliance with the administrative

and reporting requirements of affirmative action

policies could result in significant costs to us. In addition, future South

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

Driefontein
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
South African law provides for exchange control regulations, which restrict the export of capital from South Africa, the Republic of
Namibia, and the

Kingdoms of Lesotho

and Eswatini, known

collectively as the

Common Monetary Area

(the “
CMA
”). The Exchange

Control
Department of the South African Reserve Bank, or SARB, is responsible for the administration of exchange control regulations. In particular,
South African companies:
● are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the SARB;
● are generally required to repatriate, to South Africa, profits of foreign operations; and
● are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business.

While the

South African

Government has

relaxed exchange

controls in

recent years,

South African

companies remain

subject to
restrictions on their ability to deploy capital outside of the CMA and it is difficult to predict whether such relaxation of controls will continue
in

the

future.

As

a

result,

DRDGOLD’s

ability

to

raise

and deploy

capital

outside

the

CMA

is

restricted.

These

restrictions

could

hinder
DRDGOLD’s

financial

and

strategic

flexibility,

particularly

its

ability

to

fund

acquisitions,

capital

expenditures

and

exploration

projects
outside South Africa. For further information see Item 10D. Exchange Controls.
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

●
the court which

pronounced the

judgment had

jurisdiction

to entertain

the case according

to the principles

recognized by

South African
law with reference

to the jurisdiction

of foreign

courts;

●
the judgment

is final and

conclusive

(that is,

it cannot be

altered by

the court which

pronounced

it);

●
the judgment

has not lapsed;

●
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

●
the judgment

was not obtained

by fraudulent

means;

●
the judgment

does not involve

the enforcement

of a penal

or revenue

law; and
●
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
Sibanye-Stillwater beneficially owns 50.1% of our

outstanding ordinary shares and voting power

and has the ability to control, our
board of

directors. Sibanye-Stillwater

will continue

to have

control over

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
pressure.
ITEM 4. INFORMATION ON

THE COMPANY
4A. HISTORY AND DEVELOPMENT

OF THE COMPANY
Introduction

DRDGOLD

Limited, or

DRDGOLD, is

a

South

African domiciled

company

that

holds

assets engaged

in

surface gold

tailings
retreatment

in South Africa

including exploration,

extraction,

processing

and smelting.

We are a public limited liability company, incorporated

in South Africa on February

16, 1895, as Durban Roodepoort Deep,

Limited.
On December 3, 2004,

the company changed

its name from Durban

Roodepoort Deep

Limited to DRDGOLD

Limited. Our operations

focus on
South Africa's

Witwatersrand Basin,

which has

been a gold

producing

region for

over 120 years.

Our shares

and/or related

instruments

trade on the

Johannesburg

Stock Exchange

(“
JSE
”),

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

Companies
Act 71, 2008 under registration number

1895/000926/06. For our ADSs,

the Bank of New York

Mellon, at 101 Barclay Street,

New York,

NY
10286, United

States, has

been appointed

as agent.
The SEC maintains

an internet

site that contains

reports, proxy

and information

statements

and other information

regarding issuers

that
file electronically with the SEC, which can be found

at http://www.sec.gov. Our internet address is http://www.drdgold.com.

The information
contained on

our website

is not incorporated

by reference

and does not

form part

of this annual

report.

All of our

operations

are conducted

in South Africa.

Our

operations primarily

consist

of

Ergo

and

FWGR.

Our

Ergo

operations include

the

historic

Crown

operations (which

were
restructured

into Ergo during fiscal

year 2012 and have substantially

been rehabilitated

as at the end of fiscal year

2018).

East Rand Proprietary
Mines

Limited's

(“
ERPM
”)

underground

mining

infrastructure was

under

care

and

maintenance up

to

reporting

date

at

which

date

the

decommissioning

and rehabilitation

of the last

remining underground

mining infrastructure

was completed.
Ergo

Ergo was formed

in June 2007. Ergo is the surface tailings retreatment operation which consists of what was historically the Crown
Gold Recoveries

Proprietary

Limited (“
Crown
”), ERPM

Cason Dump

operation

and

the ErgoGold

business units.

On July

1, 2012,

Ergo
acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our
surface operations.

Capital expenditure for the

Ergo projects is

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
results indicated

that most of the current

authorizations

are sufficient. An updated

application was

submitted to the Department

of Water Affairs
and Sanitation (“ DWAS
”) for which we are awaiting approval.

Recommissioning

and design studies are ongoing in anticipation of the DWAS
approval. We expect this could increase the potential deposition capacity by approximately

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

Venterspost

North and

South, Libanon,

Driefontein 4,

Driefontein 2

plant, Driefontein

3 plant,

WRTRP

pilot plant,

and the

land
owned by Sibanye-Stillwater that was earmarked for the

future development of a central processing plant,

regional tailings storage facility and
return

water

dam

(together,

the

“
WRTRP

Assets
”)

associated

with

Sibanye-Stillwater’s

WRTRP,

subsequently

renamed

FWGR.

This
acquisition represented a significant

increase in our assets, which

impacted our results in

fiscal 2019, 2020 and

2021. In connection with

the
acquisition, we

issued to

Sibanye-Stillwater new

shares equal

to 38.05%

of outstanding

shares and

granted Sibanye-Stillwater

an option

to
acquire up to a total

of 50.1% of our shares

within a

period of

2 years

from the

effective

date of

the acquisition

at a

10% discount

to the

prevailing
market value.

On January 8,

2020, Sibanye-Stillwater exercised the

option and on

January 22, 2020 subscribed

for 168,158,944 DRDGOLD
shares at an aggregate subscription price of R1,086 million, (R6.46 per DRDGOLD share).
The assets acquired are to be developed in two phases – Phase 1 and Phase 2.

FWGR Phase 1
Phase 1

envisions the

reclamation of

the Driefontein

5 dump

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

has been

completed

and this

allows a

deposition

capacity

of 500,000

tonnes per

month until
at least the

end of calendar

year 2024.
Although the Phase 1 upgrade of the Driefontein 2 Plant was essentially complete by the end of fiscal 2019, a decision was made to bypass the

mill so that

further improvements

to the mill

liner configuration

could be made.

These modifications

were successfully

completed,

and
the mill

was recommissioned

in September

2019. A further

upgrade to

convert the

mill to

closed circuit

from the

open circuit

to improve

the grind
of the

material

and yield

more gold

was completed

in fiscal

2021.

A new

thickener

is under

construction

to optimise

the slurry

density

for treatment
in the carbon

in leach plant

and is expected

to be commissioned

in November

2021.

The conversion

is expected

to yield a better

grind of material
with a concomitant improvement

in leaching conditions

and gold recovery,

lower maintenance

costs and increased

water storage capacity

in the
current thickeners.
The material being reclaimed

by FWGR contains

high

levels of copper which incurs

penalty refining charges

of between 1% and 5%
during final refining by

Rand Refinery depending on

the copper content of

the bullion delivered. FWGR

has been

allocated 98% of

its gold
production

with 2%

lost to

these penalty

refining charges

due to the

high levels

of copper

in the

bullion delivered.

To reduce these

penalty refining
charges, FWGR constructed and commissioned a copper elution plant at a cost of approximately R12 million during fiscal 2021.

The plant is
expected to

result in an

additional

1.2kg to 1.8kg

of gold per month

which would

otherwise

have been lost

due to penalty

refining charges

for the
copper in its

bullion.

FWGR Phase 2 expansion

The Phase 2 project is a key project for us intended to extend potential resources in the West Rand.

Phase 2 includes

the construction of

a new Central Processing

Plant (“
CPP
”) with a

capacity of between 1.2

to 2.4 million

tonnes
per month and the equipping of the required reclamation sites and pipeline infrastructure to supply the relevant resources to the CPP.
Phase 2 also includes the construction of a new Regional

Tailings Storage

Facility (“
RTSF
”),

that we believe is necessary in order to
develop our FWGR as envisaged by our management, the new RTSF is expected to be capable of processing 3 million tonnes per month with a maximum capacity of approximately 800 million tonnes
The Definitive Feasibility Study (“ DFS
”) for Phase 2 was completed

in the 3rd quarter of the fiscal

year and that the project was found

to be
economically viable in a number of scenarios.
We engaged an external consultant, Sound Mining (consultants to the mining industry specializing in surface and underground operations) to perform an independent review of the available information and studies that have been performed regarding the Phase 2 expansion project.
These included:

●
DFS performed by DRA

Global (“
DRA
”) (An engineering consulting

company) regarding the construction of

the CPP and related
pumping and pipeline infrastructure;

●
Detail design

of a

new Reginal

Storage Facility

(“
RTSF
”) performed

by Beric

Robinson (engineer

of record)

and related

capital
costing performed by DRA;
●
Reviews of

the explorations data

base, Mineral

Resource and Reserve

estimates of FWGR

assets and

other future potential

assets
such as battery metals, uranium and other gold West Rand metal resources;

● Legal tenure, permitting, environmental and compliance status; and
● Economic analysis of the projects.
Sound Mining concluded that the Phase 2 Project is a low risk, based on the following:

● The mineral assets are well defined
● There are tried and tested technologies and processes
● Established experienced management team with a solid track record
● Significant expansion potential in the far West Rand region
● Project economics indicate healthy operating margins
●
Legal aspects are being addressed

Based on currently

available information, the Company

believes that there are

no material technical

or geo-metallurgical risks

that
could significantly impact the production forecasts.

Risks associated

with the

Phase 2

project include

obtaining regulatory

approval of

the amended

design of

the RTSF,

which was
submitted to

the DWA

S. Delays in

obtaining such

regulatory approval may

have an adverse

impact on

the project timeline

and capital cost
estimate. We engaged the services of an

external expert to assist

us with engaging with

the DWAS and these discussions are currently

ongoing.
Presentations were conducted to provide the regulator with the technical and scientific reasons for the changes to the design of the RTSF. It is anticipated that construction of the RTSF

will commence in first half fiscal year 2024. The plant construction is anticipated to commence 6-9 months later.

Financing for significant growth projects may be

obtained through specific financing arrangements if required.

Capital expenditure
for FWGR

Phase 1

was financed

through our

RCF (Refer

to Item

18. “Financial

Statements -

Note 20

– Capital

Management). Significant
financing is

required for the

Phase 2 expansion

which is expected

to be

financed through a

combination of cash

resources, operational cash
flows and facilities as

may be determined.

Capital expenditure for other

projects is mainly financed through

operational cash flows and

cash
resources.

We

have commenced the next

step in our

Phase 2 project which

entails the Front End

Engineering Design of the

CPP.

FWGR has
appointed DRA Global to perform the relevant function.
For further information

on other capital

investments, divestures, capital

expenditure and capital

commitments, see Item

4D. Property,
Plant and Equipment, and Item 5B. Liquidity and Capital Resources.
ERPM

ERPM was

acquired

in October,

2002 and

consists

of an

underground

mine which

has been

under care

and maintenance

since fiscal

year
2009. Underground mining

at ERPM was halted in October

2008. On July 1, 2012, ERPM sold its

surface mining

assets and its 65% interest

in
ErgoGold to Ergo

in exchange

for shares

in Ergo as part

of the restructuring

of our surface

operations.

In December

2018,

ERPM concluded

revised agreements

to dispose certain

of its underground

assets to OroTree

Limited (“
Orotree ”).
The disposal of the

underground mining and prospecting rights were concluded in

the second half of

the financial year ended June

30, 2019.
Orotree did

not exercise

an option to

purchase the

underground mining

infrastructure.

In fiscal

2021, ERPM

completed

the decommissioning

and rehabilitation

of the

last remaining

underground

mining infrastructure,

being
the Far East

Vertical Shaft.
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
DRDGOLD’s

long-term goal

to extract

as much

gold from

its assets

as possible,

sustainable and

economically viable.

To

a large
extent this

depends on

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

We intend to explore

opportunities

made possible

by technology, which
could entail

further investment

in research

and development

(“
R&D
”) to improve

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

The economic

viability

of processing

this material
has improved due to improved treatment

methods such as the treatment

of large volumes of this material.

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
policy by

central

banks and

global or

regional

political

and economic

crises.

In times

of inflation

and currency

devaluation

or economic

uncertainty
gold is often

seen as a

safe haven,

leading to

increased

purchases of

gold and support

for its price.
Investors globally, as they have in so many previous

times of crisis,

turned to gold and gold stocks as a safe haven asset,

leading to a
surge in the average gold price during

fiscal 2020 and 2021 as described

below. The rand/dollar exchange

rate remained volatile

throughout the
fiscal year 2021 mainly

as a result of global, emerging

market and South Africa

economic uncertainty

including uncertainties

resulting from the
COVID-19 pandemic,

global economic slowdown

sentiment, tensions between the

USA and

China, perceived political

instability and

fiscal
strength and

structurally

weak economic

growth of the

South African

economy including

a seemingly

terminally

distressed

power utility, Eskom.
The average

gold spot price

increase by

18% from $1,562

per ounce

to $1,850 per

ounce during

fiscal year

2021 after

having increased
by 24% from $1,263 per ounce to $1,562 per ounce during

the fiscal year 2020 and having decreased by 3% from

$1,297 per ounce to $1,263
per

ounce during

the fiscal

year 2019.

As a

result, the average gold

price received by us

in Rands for

fiscal year 2021

increased by 19%

to
R917,996 per kg compared

to the previous year at R768,675

per kg and for fiscal year 2020 increased

by 33% to R768,675 per kg compared

to
the previous

year at R577,483

per kg.
We generally take full

exposure to the

US dollar spot

price of gold

and rand/dollar

exchange rate.

The higher the gold

price, the higher
our profit margin and vice versa,
subject to exchange rate fluctuations.

We benefited from a sustained upswing in gold price in fiscal 2020 and fiscal 2021,

following

the global

response to

the COVID-19

pandemic,

when the gold

price surged

to all-time

highs. The increase

in the spot

gold
price is reflected

in the increase

in our gold price

received and

contributed

to the increase

in our total revenue for fiscal year 2021 amounting to
R5,269.0 million (2020: R4,185.0 million and 2019: R2,762.1 million). All our revenue is generated from our operations in South Africa.

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

Before November 2020, the dollar proceeds

sold were
remitted to

us within two

days at which

date the dollars

were sold.

Since November

2020 the dollars

are also sold

on the day the

gold is delivered
to the buyer. In

exchange for this service,

we pay Rand Refinery a variable refining fee plus fixed marketing and administration fees. We own
11.3% (fiscal

year 2020 and 2019:

11.3%) of Rand

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

will rescind Guide

7 from our

next annual

report on Form

20-F and,
inter alia
, require the

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

●
The potential

ore to be mined

is well defined

by an externally

verified and

approved geological

model;

●
The potential

ore, which

is legally

allowed to

be mined, is

also confined

by the mine's

lease boundaries;

and
●
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
June, 30 June, 30 June, 30
2021 2020 2019
Three-year
average gold
price
Prevailing gold
price
Three-year
average gold
price
Prevailing gold
price
Three-year
average gold
price
Prevailing gold
price
Reserve gold price –$/oz 1,559 1,796 1,375 1,666 1,272 1,369
Reserve gold price –R/kg 756,355 851,239 629,263 905,774 552,585 629,404
Exchange rate –R/$ 15.09 14.74 14.24 16.91 13.53 14.30
Our Ore Reserves

(imperial)

changed in

the past three

fiscal years

as follows:
●
Our Ore Reserves (imperial) decreased from 5.73 million ounces at June 30,

2020, to 5.35 million ounces at June

30, 2021,

mainly
because of depletion through ongoing mining activities. At FWGR there was a non-material increase in reserves due to adjustments of bulk density assumptions to further test work performed.
●
Our Ore Reserves (imperial) decreased from 5.77 million ounces at June

30, 2019, to

5.73 million ounces at June 30,

2020, mainly
because of depletion through

ongoing mining activities as

well as the Grootvlei dump

6/L/16 of 0.3Moz no

longer being classified
as an Ore Reserve. The decrease was offset by inclusion of Marievale dumps at Ergo of 0.5Moz.
The life-of-mine for Ergo based on proven and probable ore reserves under Industry Guide 7 of the SEC as at June 30, 2021,

was 13
years (June 30, 2020:

13 years, June 30, 2019:

11 years).
The life of mine for FWGR

based on proven and

probable

ore reserves

under Industry Guide

7 of the SEC as at June 30,

2021 was 18
years (June

30, 2020:

20 years;

June 30, 2019:

15 years).

DRDGOLD's Ore Reserves as of June 30, 2021 and 2020 are set forth in the tables below.
The Ore Reserves listed in the table below are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of tons delivered to the plant.

Ore Reserves: Imperial
At June 30, 2021 At June 30, 2020
Proven Ore Reserves Probable Ore Reserves Proven Ore Reserves Probable Ore Reserves

Tons

Grade

Gold
Content

Tons

Grade

Gold
Content

Tons

Grade

Gold
Content

Tons

Grade

Gold
Content

(mill)

(oz/ton)

('m ozs)

(mill)

(oz/ton)

('000 ozs)

(mill)

(oz/ton)

('m ozs)

(mill)

(oz/ton)

('000 ozs)

Surface

Ergo 32.36 0.01 0.28 279.54 0.01 2.53 50.01 0.01 0.44 291.99 0.01 2.69
FWGR 245.01 0.01 2.40 14.19 0.01 0.14 248.33 0.01 2.46 13.99 0.01 0.13
Total 277.37 0.01 2.68 293.73 0.01 2.67 298.34 0.01 2.90 305.99 0.01 2.82
Ore reserves: Metric
At June 30, 2021 At June 30, 2020
Proven Ore Reserves Probable Ore Reserves Proven Ore Reserves Probable Ore Reserves
Tonnes Grade
Gold
Content
Tonnes Grade
Gold
Content
Tonnes Grade
Gold
Content
Tonnes Grade
Gold
Content
(mill) (g/tonne) (tonnes) (mill) (g/tonne) (tonnes) (mill) (g/tonne) (tonnes) (mill) (g/tonne) (tonnes)
Surface

Ergo 29.36 0.300 8.81 253.59 0.310 78.61 45.37 0.300 13.61 264.89 0.316 83.61
FWGR 222.27 0.337 74.79 12.88 0.330 4.24 225.29 0.340 76.55 12.70 0.330 4.19
Total 251.63 0.333 83.60 266.47 0.311 82.85 270.66 0.333 90.16 277.59 0.316 87.80

The measurement

and classification

of our Proven

and Probable

Ore Reserves

are sensitive

to an extent

to the fluctuation

of the rand
gold price.

If we had

used the different

rand gold prices

or as set

forth below

instead of

the three-year

average prices

at the time

of ore reserve
determination,

as of June

30, 2021 and

2020 respectively,

we would not

have had significantly

different ore

reserves as

of those dates.

Using the
same methodology

and assumptions

as were used

to estimate

Ore Reserves

but with different

rand gold prices

as detailed

below, our Ore
Reserves

as of June

30, 2021 and

2020 would be

as follows:
Year ended

June 30, 2021
Three-year average
gold price Prevailing price
10% Below
prevailing price
10% Above
prevailing price
Rand gold price per kilogram

756,355 851,239 766,115 936,363
Dollar gold price per ounce

1,559 1,796 1,616 1,976
Ore Reserves (million ounces) 5.35 5.35 5.35 5.35
Year ended

June 30, 2020
Three-year average
gold price Prevailing price
10% Below
prevailing price
10% Above
prevailing price
Rand gold price per kilogram

629,263 905,774 815,197 996,351
Dollar gold price per ounce

1,375 1,666 1,499 1,833
Ore Reserves (million ounces) 5.73 5.73 5.73 5.73
The approximate mining recovery factors for the 2021 ore reserves shown in the above table are as follows:
Mine Call Factor Metallurgical recovery factor
(%) (%)
Ergo

100 49
FWGR 100 53
The approximate mining recovery factors for the 2020 ore reserves shown in the above table are as follows:
Mine Call Factor Metallurgical recovery factor
(%) (%)
Ergo

100 46
FWGR 100 53
The following table shows the average drill/sample spacing (rounded to the nearest foot) as at June 30, 2021 and 2020, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.
Proven Probable
Reserves Reserves
Ergo and FWGR 328 ft. by 328 ft. 328 ft. by 328 ft.
The pay-limit grades based on the three year average rand price for gold amounting to R756,355/kg and costs used to reserves as of June 30, 2021, are as follows:
Costs used to determine pay-
Pay-limit grade (g/t) limit grade (R/t)
Ergo

0.200 84.10
FWGR 0.170 69.94
The pay-limit grades based on the three year average rand price for gold amounting to R629,263/kg and costs used to reserves as of June 30, 2020, are as follows:
Costs used to determine pay-
Pay-limit grade (g/t) limit grade (R/t)
Ergo 1 0.220 82.15
FWGR 0.220 61.12
1

Ergo's disclosed Costs used to determine pay-limit grade (R/t), for 30 June 2020, has been updated to reflect the correct amount.

We apply the pay-limit approach to the mineralized material database of our business in order to determine the tonnage and grade available for mining.

Governmental

regulations

and their

effects on

our business
Common Law

Mineral Rights

and Statutory

Mining Rights

Prior to the introduction

of the Minerals

and Petroleum Resources

Development Act,

or MPRDA in 2002,

ownership in mineral

rights
in South Africa

could be acquired

through the common

law or by statute.

With effect from May

1, 2004, all minerals

have been placed

under the
custodianship

of the

South African

government

under the

provisions

of the

MPRDA and

old order

proprietary

rights were

required

to be

converted
to new order rights

of use within certain

prescribed periods,

as dealt with in more

detail below. Mine dumps

created

before the MPRDA

became
law fall outside the

MPRDA and do

not require a

mining license to be

processed nor do

they require the extensive rehabilitation and closure
guarantees that are

a feature

of the

MPRDA. Many

of the

activities to re-process a

mine dump

do fall

under the

provisions of the

National
Environmental

Management

Act though,

which requires

at it most

basic the

compilation

and submission

of an Environmental

Impact Assessment.
Conversion

and renewal of

Rights under

the Mineral

and Petroleum

Resources Development

Act, 2002

Existing old

order rights

were required

to be converted

into new

order rights

in order

to ensure

exclusive

access to

the mineral

for which
rights existed

at the time

of the enactment

of the MPRDA.

In respect

of used old

order mining

rights, the

DMRE

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

further period of renewal of

three years.
Applications for conversion of our

old order

rights were submitted to

the DMRE

within the requisite time

periods. As at

June 30,

2021 and
September

30, 2021 respectively,

all of our

Ergo operation’s

old order

mining rights

have been

converted

into new order

rights under

the terms

of
the MPRDA

and applications

to renew the

converted

the new order

mining rights

have been

lodged timeously.
The Broad Based

Socio-Economic

Empowerment

Charter

In order to promote broad based participation in mining revenue, the MPRDA provides for a Mining Charter to be developed by the
MRE Minister

within six

months

of commencement

of the

MPRDA beginning

May 1,

2004. The

Mining

Charter

was initially

published

in August
2004 and was

subsequently

amended in

September

2010. Its objectives

include:

●
increased

direct and

indirect ownership

of mining entities

by qualifying

parties as

defined in

the Mining

Charter;
●
expansion of

opportunities

for persons

disadvantaged

by unfair

discrimination

under the previous

political

dispensation;

●
expansion of the skills base of

such persons, the promotion of employment and advancement of the social and economic welfare of
mining communities;

and

●
promotion of

beneficiation.

The Mining Charter

sets certain

goals on equity

participation

(amount of

equity participation

and time frames)

by historically

disadvantaged
South Africans

of South African

mining assets.

It recommends

that these

are achieved

by, among other

methods, disposal

of assets

by mining
companies

to historically

disadvantaged

persons on

a willing seller,

willing buyer

basis at

fair market

value. The goals

set by the

Mining Charter
require each

mining company

to achieve

15 percent

ownership by

historically

disadvantaged

South Africans

of its South

African mining

assets
within five

years and

26 percent

ownership by

May 1, 2014.

It also sets

out guidelines

and goals in

respect of

employment

equity at management
level with

a view to

achieving 40

percent participation

by historically

disadvantaged

persons in

management

and ten percent

participation

by
women in the

mining industry, each

within five

years from

May 1, 2004.

Compliance

with these

objectives

is measured

on the weighted

average
“scorecard”

approach in

accordance

with a scorecard

which was

first published

around August

2010. In April

2018, judgment

was handed

down
by the North

Gauteng High

Court in Pretoria

against a

provision in

the 2010 Mining

Charter regarding

the “once

empowered

always
empowered”

principle.”

This principle

refers to

whether a

mining company, after

the exit of

a Black partner

that held a

stake in the

company
consequent

to a result

of a BEE transaction,

continues to

be BEE compliant.

The judgment

was appealed

by the DMRE.

The DMRE in

August
2020, withdrew

their notice

to appeal

to the Supreme

Court of Appeal

in respect

of the judgment

issued in April

2018 by the

Pretoria High

Court.

The Mining Charter and the related

scorecard are not legally

binding and, instead,

simply state a public policy. However, the DMRE
places significant

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

through our historic

black economic

empowerment

structures

which have

subsequently

unwound.

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

On June

15, 2017, the

Reviewed Broad-Based Black Economic Empowerment Charter for the South

African Mining and Minerals

Industry, 2017

(“
2017 Mining

Charter
”) was published

in the

Government

Gazette

No. 40923

of Government

Notice.581.

The publication

of the
charter was met with widespread criticism

and on June 26, 2017 the Minerals Council of South Africa (previously

Chamber of Mines of South
Africa), and

applied to

the High Court

of South Africa,

Gauteng division

for an urgent

interdict

to prevent

the charter

from implementation.

Key provisions

included:

•
50% Black ownership

for new prospecting

rights;
•
30% Black ownership

for mining

rights (up

to 11% offset

for local

beneficiation)

•

For new

mining

rights

to be

issued,

the provision

for 1%

of Earnings

Before

Interest,

Taxes, Depreciation

and Amortisation

(“
EBITDA ”)
is paid to

communities

and employees

as a trickle

dividend from

the sixth year

of a mining

right until

dividends

are declared

or at any point

in a
12-month period

where dividends

are not declared

On February

2016, The President

of South Africa

announced that

a new mining charter

would be developed,

and will follow

a process
which includes

all stakeholders.

The Minerals

Council of

South Africa

subsequently

postponed

its application

in the

High Court

in respect

of the
2017 Mining

Charter.

On September

27, 2018

the Broad-Based

Socio-Economic

Empowerment

Charter

for the

Mining and

Minerals

Industry, 2018

(“
Mining
Charter 2018
”) was

published in

Government Gazette No.

41934 of

Government Notice No.

639 on

September 27,

2018 superseding and
replacing

all previous

charters,

including Mining

Charter III.

Mining Charter

2018 requires

an enduring

30% BEE interest

in respect

of new mining

rights. It

also has extensive

provisions in

respect
of HDP representation

at board and management,

as well provisions

relating to

local procurement

of goods and services.

The procurement

target
of the total

spend on services

from South African

companies has

been set at 80% (up

from 70% in Mining

Charter III)

and 60% of the aggregate
spend thereof

must be apportioned

to BEE entrepreneurs.

Key provisions

of Mining Charter

2018 are:
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

in the 2017

Mining Charter;

and
•

The removal

of provisions

requiring

community

and employee

representation

at board level.
•

that the continuing

consequences

of HDP ownership

are not recognized

for transfers

of mining rights;

and

•

that a top

up of HDP ownership

back to 30%

is required

for the renewal

of existing

rights.

Subsequently, several

notable developments

have occurred:

In March

2019, the

Mineral Council

of South Africa

brought an

application

in the High

Court, Pretoria

for a judicial

review and

setting
aside of certain

provisions in

Mining Charter

2018.

In June 2020, the

High Court ordered

the Minerals Council

of South Africa to join parties

representing

communities,

trade unions and
BEE entrepreneurs

as a prerequisite

to the continuation

of the lawsuit,

as they

have a

direct and

substantial

interest

in the outcome

of the litigation.

On September

21, 2021,

the High

Court of

South Africa

ruled that

the Mining

Charter

2018 is

not binding

subordinate

legislation

but an
instrument of policy. This ruling

affirmed that the MRE Minister

was not entitled to make

law through the Mining Charter

2018 to require 30%
HDP ownership

for the renewal

of existing

mining rights.

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

In fiscal year 2021, we contributed

approximately

R4.3 million under the COID

Act (2020: R3.7
million and

2019: R3.6

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

by the DMRE

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

DMRE

for

approval.
Additionally, key environmental issues

have been prioritized and are being addressed through active management input and support as well as
progress measured

in terms of

activity schedules

and timescales

determined for

each activity.

Our existing

reporting and

controls

framework

is consistent

with the additional

reporting and

assessment

requirements

of the MPRDA.

Financial Provision

for Rehabilitation

We are required to make

financial provision

for the cost

of mine closure

and post-closure

rehabilitation,

including monitoring

once the
mining operations

cease. We fund these

environmental

rehabilitation

costs by irrevocable

contributions

to environmental

trust funds

that function
under the authority

of trustees

that have

been appointed

by, and who owe

a statutory

duty of trust

to the

Master of

the High Court

of South

Africa.
The funds

held in these

trusts are

invested primarily

in interest

bearing call

deposits.

As of June

30, 2021,

we held

a total

of R564.7 million

(2020:
R542.2 million) in trust, the

balance held in

each fund being

R127.2 million (2020: R122.1 million) for

Ergo, R425.1 million (2020:

R408.1
million)

for FWGR

and R12.4

million

(2020:

R12.0 million)

for ERPM.

Trustee meetings

are held

as required

and quarterly

reports

on the

financial
status of

the funds,

are submitted to

our board

of directors. If

any of

the operations are

prematurely closed, the

rehabilitation funds may be
insufficient

to meet all

the rehabilitation

obligations

of those operations.

Whereas the old Minerals

Act allowed for the

establishment

of a fully funded rehabilitation

fund over the operational

life of mine, the
MPRDA assumes

a fully compliant fund

at any given time.

Insurance instruments

may also be utilized

to make up the shortfall

in available

cash

funds subject

to the DMRE’s consent.

The Company

has subsequently

made use of

approved insurance

products for

a portion of

its rehabilitation
liabilities.

As of June

30, 2021, we

held a total

of R87.5 million

(2020: R83.8

million) in

funds held

in insurance

instruments.

As at June

30, 2021
guarantees

amounting to

R430.1 million

(2020: R427.3

million) were

issued to

the DMRE.

The provision

for environmental

rehabilitation

for the group was

R570.8 million

at June 30, 2021,

compared to

R568.9 million

at June
30, 2020.

New

Financial Provisioning

Regulations (“
FPR
”)

were

promulgated on

November 20,

2015

under

the

National

Environmental
Management Act, 107

of 1998

(“
NEMA
”) by

the Department of

Forestry, Fisheries and

the Environment (“
DFFE
”).

Under the

FPRs to

be
implemented

by the

DMRE, existing

environmental

rehabilitation

trust funds,

of which

DRDGOLD

has R564.7

million,

may be

used only

for post
closure activities and may

no longer be

utilized for their

intended purpose of

concurrent and final rehabilitation on

closure. As a

result, new
provisions will

have to be

made for

these activities.

Several further proposed amendments to

the FPRs,

(“
Proposed Amendments
”) were

published subsequently.

The latest

Proposed
Amendments

were published

in August

2021 which,
inter alia
, extends

the compliance

with these

regulations

to three

months following

the fiscal
year end June

30, 2022.

The Proposed Amendments,

in their current form and which are still subject

to the approval of the DMRE and Treasury, allow under
certain circumstances for the withdrawal against financial

provision (which is currently not contemplated in the FPR). It is therefore uncertain
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

review and re-
assessment

of financial

provision be

audited by a

financial

auditor.
4C. ORGANIZATIONAL

STRUCTURE
The

following chart

shows our

principal subsidiaries as

of

June 30,

2021

and

as

of

September 30,

2021 respectively.

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

At June 30, 2021,

Ergo employed

771 full-time

employees.

In addition,
specialist

service providers

deployed a

further 1,495

employees

to our

operations

bringing the

total number

of in-house

and outsourced

employees
to 2,266 at

June 30, 2021

(at June 30,

2020: 2,155
;
at June 30,

2019: 2,214
)
.

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

The Crown sites

have been

cleared and

the rehabilitation

of
the Crown plant

site has

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

30, 2021 and

September 30, 2021, no material

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

with

water

and

pumped

to

the

plant.

Slime

is

reclaimed

using

high

pressure

water

monitoring

guns

also

known

as

hydraulic
reclamation. The re-pulped slime is pumped

to the plant and the reclaimed material is

treated using screens, cyclones, ball

mills and Carbon-
in-Leach, or CIL, technology to extract the gold.

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

Brakpan/Withok

TSF. Due to the

location

of the Knights

plant it

deposits waster

on the Brakpan/Withok

TSF. The Knights

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
As of June

30, 2021,

the net book

value of Ergo’s mining

assets was

R1,427.8 million

(2020: R 1,283.9

million).
Capital Expenditure

For a

discussion of capital

expenditures in fiscal

years 2019,

2020 and

2021, see

"Item 5.A.

Operating and Financial

Review and
Prospects—Capital

expenditure".

Advance planning is underway

for the expansion of the Brakpan/Withok

TSF to accommodate higher

grade resources in the Far East
area of

the Gauteng province and

further extend the

life of mine

of ERGO. A

legal review of

the existing authorizations was undertaken for
increasing the deposition capacity of the Brakpan/Withok TSF.

The results indicated that most of

the current authorizations are sufficient. An
updated application was

submitted to

the DWAS

for which

we are

awaiting approval. Recommissioning and

design studies

are ongoing

in
anticipation

of the DWAS approval.

We expect this could

increase

the potential

deposition

capacity

by approximately

800Mt, and

thus, our

life of
mine from

13 years to

more than 20

years.

Capital expenditure

related to

material growth

projects are

financed on

a project-by-project

basis which

may include

bank facilities

and
existing

cash resources.

Sustaining

capital

expenditure

is financed

from cash

generated

from operations

and existing

cash resources.

For a

summary
of capital

expenditure,

see Item 5A.

Operating

Results.

The majority

of the Company’s carbon

emissions

are the scope

2 carbon emissions

for electricity

consumption purchased

from Eskom,
who produces electricity, predominately

from coal powered fire stations. In the current year

the Company generated 404

609 tonnes of scope 2
carbon emissions

(2020: 364

950 tonnes).

A large percentage

of the capital

expenditure

in the current

year is

expected

to go towards

our own

solar
photovoltaic

power generation

plant and

battery

storage facility

at Ergo. The

successful

completion

of this

project

is expected

to reduce

our carbon
emissions

footprint. The

project is

subject to

regulatory

approval.

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

Impact Assessments

(“
EIA
s”), EMPs, Mining Right Conversions,

Performance
Assessments

and Social

and Labor

Plans (“
SLP
s”) associated

with each

mining right.

The existing

and most

recent studies

are used

to supplement
the management components with regards to the mining right boundaries and its required compliance parameters.

The individual management
items

are integrated

to provide

a holistic

overview

of the

state

of each

of the

mining

right

areas.

Spatial

data

pertaining

to the

mining

right

boundaries
is stored onto a central

database and is utilized

to create a live map

which illustrates

the mining right area

and various environmental

monitoring
systems. This

map depicts

the mining right

boundaries,

roads, rails,

mine dumps,

plants, rivers,

pipeline routes,

servitudes,

way leaves,

municipal

services and

other spatial

data relevant

to our mining

operations.
While the ultimate amount

of rehabilitation costs

to be incurred is uncertain,

we have estimated that the total cost

for Ergo, in current
monetary

terms as

at June

30, 2021 is

approximately

R445.8 million.

As at June

30, 2021, a

total of

R127.2 million

(2020: R122.1

million)

is held
in the Ergo Rehabilitation

Trust Fund, previously

called the Crown

Rehabilitation

Trust Fund, which

is an irrevocable

trust, managed

by specific
responsible

people who we nominated

and who are appointed

as trustees by the Master

of the High Court of South Africa.

In addition, a total of
R62.7 million

(2020: R59.9

million)

is held in

insurance

instruments.
Ore Reserves

As at June 30, 2021, our Proven and Probable

Ore Reserves of Ergo was 2.81 million

ounces, a decrease from

3.13 million ounces at
June 30, 2020

due to depletion

resulting from

ongoing mining.

A Mineral

Reserves and

Mineral Resources

competent

person is

appointed at

each
operation to

review our

Ore Reserve

calculations

for accuracy. For

Ergo, Professor

Steven Rupprecht

is the designated

competent

person in terms
of the SAMREC

Code responsible

for the compilation

and reporting

of ore reserves.
Production

For fiscal

year 2021,

production

increased

to 137,059

ounces

from

128,249 ounces

in fiscal

year 2020

mainly due the

volume

throughput
that increased

from 20.2Mt

to 23.0Mt,

a consequence

of more

stable production

during fiscal

2021 compared

to fiscal

2020 which

was affected

by
the COVID-19

Lockdown, a

cautious

subsequent

ramp-up and

interruptions

in power

supply from

Eskom and

the City of

Ekurhuleni.

The impact
of this increase

was offset

by the decrease

in the average yield from 0.197g/t in fiscal 2020 to 0.186g/t in fiscal 2021.

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

almost full

production

in June 2020.

Subsequent

lockdowns

in fiscal

2021 did not

result in any

similar stoppages

in production.

Cash operating

costs increased

by $143 per

ounce,

or 13%, from

$1,129 per

ounce in fiscal

year 2020 to

$1,272 per

ounce in fiscal

year
2021 mainly

due to the

6% decrease

in yield and

a 15% tariff

increase

by power utility, Eskom,

which came

into effect

in April 2021.

The following table details certain production and financial results of Ergo for the past two fiscal years.
2021 2020
Production (imperial)
Ore milled ('000 tons)

22,952 20,228
Recovered grade (oz/ton)

0.006 0.006
Gold produced (ounces)

137,059 128,249
Results of Operations

Revenue (R million)
3,943.0 3,064.3

Cost of sales (R million)
2,871.0 2,453.5

Cash operating costs (R million)
2,666.5 2,274.0

Cash operating costs (R/kilogram)
1
629,585 568,476

All-in sustaining costs (R/kilogram)

1
704,503 614,861

All-in cost (R/kilogram)

1
717,755 621,316
1 Cash operating cost, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are financial measures of performance that we use to determine cash generating capacities of the
mines and to monitor

performance of our mining operations.

These are all non-IFRS

measures. For a reconciliation of

these measures to the nearest

IFRS measure see Item

5A.: “Operating Results - Reconciliation

of
cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”

FWGR
Overview

On July 31, 2018,

we acquired WRTRP Assets, which

are surface gold processing

assets and tailing storage

facilities in Carletonville
in the West

Rand Goldfield of

Gauteng, 30km from

Johannesburg, that

include Driefontein 3

and 5, Kloof

1, Venterspost

North and South,
Libanon, Driefontein

4, Driefontein

2 plant,

Driefontein 3

plant, WRTRP

pilot plant,

and land

for the

development of

a central

processing
plant, regional tailings storage

facility and return water

dam associated with

Sibanye-Stillwater’s WRTRP,

subsequently renamed FWGR.

This
acquisition represents a significant increase in our assets, which had a material impact on our results for fiscal years ended June 30, 2019.

In connection with the

acquisition, we issued to Sibanye-Stillwater

new shares equal to 38.05%

of our then outstanding shares

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

The WRTRP Assets consisted of the following:
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

The

DP2

Plant

processed

surface

rock

dumps

(“
SRD
”)

material,

which

was

delivered

by

rail

and

truck.
Throughput is achieved through two

Semi-Autogenous Grinding (“
SAG
”) mills and a ball

milling circuit, cyanide
leaching and a Carbon-in-Pulp (“ CIP ”) plant. A Carbon-in-leach circuit was commissioned in 2014 at DP2 Plant to improve recoveries by replacing the aging CIP circuit.
DP3 Plant
The Driefontein 3 Plant which

is located on Portion 6

of Farm Blyvooruitzicht No 116, Registration

Division I.Q.,
Gauteng Province. The DP3 Plant was originally designed as

a uranium plant, but was converted to process low-
grade surface

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
Transferring Land The land upon which:
·

the CPP will be located after the subdivision of the Farm Rietfontein No 347 Registration Division I.Q.

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
As of June

30, 2021 and

September 30, 2021, no material

encumbrances

exist on FWGR's

property.

At June 30, 2021,

the net book value of FWGR’s mining assets was R1,341.3 million (2020: R1,303.5 million).

At June

30, 2021,

FWGR employed

154 full-time

employees.

In addition,

specialist

service providers

deployed a

further

343 employees
to our operations

bringing the

total number

of in-house

and outsourced

employees

to 497.

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
Driefontein Dump 5
. The surface sources

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

gold of the Company. This agreement

is expected to be

in place until FWGR

obtains its own precious

metals beneficiation
license.
The Mineral Resources

and Mineral Reserves

held by FWGR

were acquired from

Sibanye Gold Limited

(Sibanye Gold), a

subsidiary
of Sibanye-Stillwater Limited, in a transaction in which common law ownership was established over the various tailings dams containing the
said

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
Capital Expenditure

For a discussion of capital expenditures in fiscal year 2021,

see "Item 5.A. Operating and Financial Review and Prospects—Capital
expenditure".

Financing for significant growth projects may

be obtained through specific financing

arrangements if required. In

fiscal year 2019,
capital expenditure

incurred on the development

of Phase 1 of FWGR of approximately

R330.7 million were

financed through

a combination

of
borrowings (refer

to the Revolving Credit Facility

described in Item 10C.

Material Contracts) and cash resources and operational

cash flows of
the Group.

FWGR appointed an engineering consulting company to undertake the definitive feasibility study and detailed design for the Phase
2

project.

The

available

information

was

independently

reviewed

by

an

external

consultant,

Sound

Mining.

The

project

includes

the
construction of a new CPP with a capacity of between 1.2 Mtpm to 2.4Mtpm and the equipping of the required reclamation sites and pipeline infrastructure to supply the relevant resources to the CPP.

Phase 2 also includes the construction of a new RTSF capable of accepting 3Mtpm to a capacity of approximately 800Mt. The definitive feasibility study was concluded in the current year and is subject to obtaining regulatory approvals on the amended design of the RTSF.

Capital expenditure related to material growth projects are financed on a project-by-project basis which may include bank facilities and existing cash resources. Sustaining capital expenditure is financed from cash generated from operations and existing cash resources. For

a
summary of

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

way leaves, municipal services

and other spatial
data relevant

to our mining

operations.
While the

ultimate

amount of rehabilitation

costs to be

incurred is

uncertain,

we have estimated

that the total

cost for FWGR,

in current
monetary

terms as

at June

30, 2021

is approximately

R116.4 million

(June 30,

2020: R103.3

million).

As at

June 30,

2021, a

total of

R425.1

million
is held in

the Ergo Rehabilitation

Trust Fund for

the benefit

of FWGR’s rehabilitation.

The Ergo Rehabilitation

Trust Fund is

an irrevocable

trust,
managed by

specific responsible

people who we

nominated

and who are

appointed as

trustees by

the Master

of the High

Court of South

Africa.
Ore Reserves

As at June 30, 2021,

our Proven and

Probable Ore

Reserves of FWGR

was 2.54 million ounces,

an decrease from

2.60 million ounces
at June

30, 2020.

The small

increase

in

reserves

despite

depletion

through

ongoing

mining

activities

is

due

to

the

application

of

revised
modifying factors

i.e. being

the dilution

from footwall

soil and

mining loss.

A Mineral Reserves and Mineral Resources

competent person is
appointed to

review our

Ore Reserve

calculations

for accuracy. For

FWGR, Mr. Vaughn Duke is the

designated

competent person

in terms of

the
SAMREC

Code responsible

for the compilation

and reporting

of ore reserves.

Production

For fiscal

year 2021,

production

increased

to 46,940 ounces

from 46,136

ounces produced

in fiscal

year 2020.

This was

mainly due the
volume throughput

that increased

from 6.1Mt in

fiscal 2020

to 6.2Mt

in fiscal

2021.

The average yield remained stable at 0.237g/t.

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

recommence operations on
April 3, 2020 and was able to ramp up production to almost full capacity in May and June 2020, respectively.

Subsequent lockdowns

in fiscal
2021 did not

result in

any similar

stoppages in

production.

Construction of Phase

1 commenced during

August 2018 with

R330.7 million spent

on,
inter alia
, the reconfiguration

of the DP2
plant

and relevant

infrastructure to

process tailings

from the

Driefontein 5

slimes dam

and deposit

residues on

the Driefontein

4 Tailings
Storage

Facility.

During

this

construction

phase,

some

gold

was

produced

at

the

adjacent

Driefontein

3

plant

(“
DP3
”).

Early-stage
commissioning of the

DP2 plant commenced on

December 6, 2018

with the pumping of

reclaimed tailings into

the carbon in

leach (“
CIL ”)
circuit. Testing of the reconfigured plant and ramp-up of production continued during the third quarter of the fiscal year ended June 30, 2019.
Management considered, inter alia
, the design capacity of the plant, recoveries and the ability to sustain production in determining the date of
commercial production. The

date of commercial

production for Phase

1 (excluding the

milling section) was

determined to be

April 1, 2019.
The mills

were subsequently

commissioned

in September

2019.

Cash operating

costs increased

by $74 per

ounce, or

15%, from

$484 per

ounce in

fiscal year

2020 to $558

per ounce

in fiscal

year 2021
mainly due

to FY2021 being

FWGR’s first full

year of milling.

The following table details certain production and financial results of FWGR for the past two fiscal years.
2021 2020
Production (imperial)
Ore milled ('000 tons)

6,159 6,052
Recovered grade (oz/ton)

0.008 0.008
Gold produced (ounces)

46,940 46,136
Results of Operations

Revenue (R million)
1,326.0 1,120.7

Cost of sales (R million)
517.1 473.3

Cash operating costs (R million)
406.2 352.0

Cash operating costs (R/kilogram)
1
276,174 243,542

All-in sustaining costs (R/kilogram)

1
377,210 299,792

All-in cost (R/kilogram)

1
400,829 311,597
1 Cash operating cost, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are financial measures of performance that we use to determine cash generating capacities of the
mines and to monitor

performance of our mining operations.

These are all non IFRS

measures. For a reconciliation of

these measures to the

nearest IFRS measure see Item

5A.: “Operating Results - Reconciliation

of
cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”
See Item 5A.

Operating Results

– Capital

expenditure

for a discussion

on capital

expenditure.
ERPM
Overview

In December

2018,

ERPM concluded

revised agreements

to dispose

certain of

its underground

assets

to OroTree Limited

(“
OroTree ”).
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

and maintenance.

Certain infrastructure

was demolished

during fiscal

2021.

At June

30, 2021,

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

disposal of

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

As of June 30, 2021, and

September 30, 2021, no encumbrances

exist on ERPM's

property.

At June 30,

2021, the net

book value

of ERPM’s mining

assets was

zero (2020: zero).

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

Tunnel Authority (“
TCTA
”) to construct a partial

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

TSF together with

processed material

from the Ergo plant. Partially

treated water

is then
discharged

by TCTA into

the Elsburg

Spruit. This

agreement

includes

the granting

of access

to the

underground

water basin

through one

of ERPM
shafts and the rental of a site onto which it constructed its neutralisation plant. In exchange, Ergo and its associate companies

including ERPM
have a set-off

against any future

directives

to make any contribution

toward costs

or capital of

up to R250 million.

Through this

agreement,

Ergo
also secured the right to purchase

up to 30 ML of partially treated Acid

Mine Drainage (“
AMD ”), a day, from TCTA at cost, in order to reduce
Ergo’s reliance on

potable water

for mining and

processing

purposes.

While the

ultimate

amount of

rehabilitation

costs to

be incurred

in the future

is uncertain,

we have

estimated

that as at

June 30,

2021 the
present

discounted

value of

the total

cost of

rehabilitation

for ERPM

is approximately

R8.6 million

(2020: R17.9

million).

A total

of R12.4

million
(2020: R12.0 million)

is held in the Ergo Rehabilitation

Trust Fund for the benefit of ERPM and R24.8 million

(2020: R23.8 million)

is held in
insurance instruments

and is available for

the settlement of these

rehabilitation

costs. The Ergo Rehabilitation

Trust Fund is an irrevocable

trust,
managed by

specific responsible

people who we

nominated

and who are

appointed as

trustees by

the Master

of the High

Court of South

Africa.

Ongoing Legal

Proceedings
Ekurhuleni

Metropolitan

Municipality

(“Municipality”)

Electricity

Tariff Dispute
Refer to Item 18.

‘‘Financial Statements

- Note 24 –

Payments made

under Protest”.
Silicosis

Litigation
Refer to Item 18.

‘‘Financial Statements

- Note 26.1

– Contingencies”.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL

REVIEW AND PROSPECTS
This

section

should

be

read

in

conjunction

with,

our

audited

financial

statements

and

the

other

financial

information

contained
elsewhere in this Annual Report. Our financial statements have been prepared in accordance with International Financial Reporting Standards
(“ IFRS
”) as issued

by the International

Accounting Standards Board

(“
IASB
”). Our discussion

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

June 30,
2020.

5A. OPERATING RESULTS
Business overview
We

are

a

South

African

gold

mining

company

engaged

in

surface gold

tailings retreatment,

including

exploration,

extraction,
processing and

smelting. All

our surface

tailings retreatment

operations, including

the requisite

infrastructure and

metallurgical processing
plants, are located in South Africa.
The success of DRDGOLD’s long-term goal to extract as much gold from its assets as possible and is economically viable depends, to a large extent, on how effectively it continues to manage its resources.
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

year 2021 increased

compared to

fiscal 2020,

mainly due to,

inter alia
, the following:
●
gold production

increased

by 6%

to 5,723kg

together

with an

increase

in gold

sold

by 5%

to 5,734kg.

The increase

in production

reflected
an 11% increase

in throughput

to 29,111t,

offsetting the

4% decrease

in average

yield to 0.197g/t;

and
●
the average

rand gold price

received increased

by 19%.

Key drivers of our operating results and principal factors affecting our operating results

The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:
● the price of gold, which fluctuates both in terms of dollars and rands;
● our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
● our cost of producing gold, including the effects of mining efficiencies; and
● general economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations in South Africa.
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

price during

fiscal 2020

and 2021.

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

The following table indicates data relating to the dollar gold spot prices for the 2021 and 2020 fiscal years:
2021 fiscal year 2020 fiscal year Change
$ per ounce $ per ounce %
Closing gold spot price on June 30, 1,770 1,781 (1)
Lowest gold spot price during the fiscal year

1,676 1,382 21
Highest gold spot price during the fiscal year

2,072 1,785 16
Average gold spot price for the fiscal year

1,850 1,562 18
All our

operations and

gold production

are based

in South

Africa, and

as a

result, the

impact of

movements in

relevant exchange
rates is significant to our operating results.

The average gold price in rand (based

on average spot prices for the year) increased

by 37% from
R17,914 per ounce in 2019 to R24,466 per ounce in 2020, and increased by 16% to R28,490 per ounce in 2021.
An increase/(decrease) of 20% in the US dollar gold price throughout fiscal year 2021 would have increased/(decreased) revenue by approximately R1,053.8 million (2020: R837.0 million).

An increase/(decrease) of 20% in

the Rand to US dollar exchange

rate throughout fiscal year 2021

would have increased/(decreased)
revenue by approximately R1,053.8 million (2020: R837.0 million).

Gold production

In fiscal year 2021,

gold production increased to

183,999 ounces (produced from 29.1

million tonnes milled at an

average yield of
0.197g/t) from 174,385 ounces in fiscal

year 2020 (produced from 26.3 million tonnes

milled at an average yield of

0.206g/t). This was mainly
due to Ergo’s gold production which increased to 137,059 ounces in fiscal year 2021 (produced from 23.0 million tonnes milled at an average yield of

0.186g/t) from

128,249 ounces

in fiscal year

2020 (produced

from 20.2

million tonnes milled

at an

average yield

of 0.197g/t). The
increase was a

consequence of stable production during fiscal 2021 compared to fiscal 2020 when production suffered from the impact of the
Lockdown, subsequent

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

Cash operating

costs include

consumables, labor,

specialized service

providers, electricity

and other

related costs

incurred in

the
production of gold. Consumables, water and electricity, labor, specialized service providers and other costs are the largest components of cash operating costs. A breakdown of cash operating costs into

these costs is described in Item 5A.: “Comparison of financial performance for the
fiscal year ended June 30, 2021 with fiscal year ended June 30, 2020”.
General economic factors
We are

exposed to a number

of factors, which could

affect our profitability,

such as exchange rate

fluctuations, inflation and other
risks relating to South

Africa. In conducting mining operations,

we are subject to the

inherent risks and uncertainties of

the industry, and

the
wasting nature of the assets.
Effect of exchange rate fluctuations
For the fiscal years 2021

and 2020, all of

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

In fiscal year 2021

the Rand gold

price received increased by

19% compared to fiscal

year 2020, outperforming the

combined impact
of the average Dollar gold price which increased

by 18% and the average exchange rate of

the rand against the dollar that strengthened

by 2%.
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

when medium-
term debt is incurred

to fund growth projects and

hence introduce liquidity risk

to the Group, we

may mitigate this liquidity

risk by entering
into hedging instruments to

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

Fiscal year ended
Year

ended June 30,
2021 2020 2019
(%) (%) (%)
The average rand/dollar exchange rate (strengthened)/weakened by: (2) 10 10
CPI (inflation rate)

4.9 2.2 4.5
Production

stoppages

due to the

impact of the

COVID-19 pandemic

on current

operations

The Group

temporarily halted its operations at

Ergo and

FWGR on

March 26,

2020 pursuant to

the announcement of

the national
lockdown in South African (“ Lockdown ”). Operations gradually recommenced through April and May 2020. Subsequent lockdowns in fiscal
2021 did not resulting

in any similar

stoppages in production.

(Refer to Item

4D. ‘‘Property, plant and production

– Ergo Production

and FWGR
production”).
Key financial and operating indicators
The table

below presents

the key

performance measurement

data for

the past

two fiscal

years: The

financial results

for the

fiscal
years below are stated in accordance with IFRS as issued by the IASB. The table includes the key performance measures for our business and its profitability, which are revenue, gold production, gold prices, operating costs, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram, capital expenditure (additions to property, plant and equipment) and Ore Reserves.

Operating data
Year ended

June 30,
2021 2020
Revenue (R'm) 5,269.0 4,185.0
Gold production (ounces)

183,999 174,385
Gold production (kilograms)

5,723 5,424
Gold sold (ounces)

184,352 174,804
Gold sold (kilograms)

5,734 5,437
Average spot gold price (R/kilogram)

915,972 786,601
Average gold price received (R/kilogram)

917,996 768,675
Cost of sales (R'm) 3,388.2 2,937.9
Operating costs (R'm) 3,122.5 2,692.1
Cash operating costs (R'm)

(1)
3,072.7 2,626.0
Cash operating costs (R/kilogram)

(1)

540,338 482,417
All-in sustaining costs (R/kilogram)

(1)

626,247 541,475
All-in costs (R/kilogram)

(1)

643,338 551,646
Additions to property, plant and equipment (R'm) 395.7 182.7
Ore Reserves (million ounces)

5.35 5.73
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
Revenue
Revenue increased by 26% to R5,269.0

million in fiscal year 2021 from R4,185.0

million in fiscal year 2020 mainly due

to the 5%
increase

in gold sold

from 5,437

kilograms

in fiscal

2020 to 5,734

kilograms

in fiscal

2021 and the

average

rand gold

price received

that increased
by 19% to R917,996

per kilogram.

Refer to Item 5A:. “Operating results: Key drivers of our operating results and principal factors affecting our operating results”

for a
discussion

regarding the

gold price

received and

sales volumes.

Ore Reserves

As at June 30, 2021, our Ore Reserves (imperial) were estimated at 5.35 million ounces, as compared to 5.73 million ounces at
June 30, 2020. The decrease was mainly because of depletion through ongoing mining activities. The decrease was offset by a non-material increase in FWGR’s ore reserves despite depletion through ongoing mining activities due to the application of revised modifying factors i.e.
being the dilution from footwall soil and mining loss. The table below sets

forth our Ore

Reserves as

of the date

indicated:

Year ended

June 30,
2021 2020
Ore Reserves Ounces Tonnes Ounces Tonnes
‘m ozs ‘m ozs
Ergo

2.81 87.42 3.13 97.22
FWGR 2.54 79.03 2.60 80.74
Total Ore

Reserves
5.35 166.45 5.73 177.96
Capital expenditure

During fiscal year 2021 capital expenditure increased by R214.6 million to R395.7 million from R181.1 million in fiscal year 2020.

Ergo’s capital expenditure during fiscal year 2021 increased by R136.5 million to R250.9 million from R114.4 million in fiscal year
2020. This was mainly

due to infrastructure development

for reclamation of the

4L3 and 4L4 dumps

amounting to R47.5 million,

upgrading
of

the

Brakpan

plant’s

carbon

in

leach

circuit

to

provide

more

capacity

and

achieve

better

efficiencies

amounting

to

R10.8

million,

the
installation of a

third regeneration kiln

amounting to R13.2

million, both for

additional carbon regeneration

capacity to manage

the planned
higher plant throughput and

as back-up for the two

existing kilns and improved tailings

deposition and recommissioning studies

and designs
for the Brakpan/Withok TSF expansion amounting to R10.2 million.
FWGR’s capital expenditure during fiscal year 2021 increased by R83.2 million to R143.3 million from R60.1 million in fiscal year
2020. This was mainly due

to the construction of an

additional thickener amounting to R40.3

million at reporting date (total

cost is expected
to be approximately

R88 million),

feasibility studies and

designs for Phase

2 amounting to

R32.5 million and

the installation of

a copper elusion
circuit amounting to R12 million.
During fiscal year

2020, capital expenditure

was R181.1 million

primarily consisting of

expenditure incurred on

sustaining capital
expenditure on the Brakpan/Withok TSF,

upgrade of CIL tanks and site establishment costs and authorisations for reclamation sites.

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

Management

believes

the following

critical

accounting

policies

require more

significant

judgements

to be used

in the preparation

of our
consolidated

financial

statements

and could potentially

impact our

financial

results and

future financial

performance:
●
Payments

made under

protest: Judgement

regarding the

outcome of

the matter, and
●
Contingencies:

Judgement

regarding the

outcome of

the respective

matters
Payments made

under protest

The assessment

to develop and apply the relevant

accounting policy

for payments made

under protest that

arise from the Municipality
Electricity Tariff Dispute (refer

Item 18. ‘‘Financial

Statements - Note 24

Payments made under protest”) requires the

exercise of significant
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
●
Depreciation:

Estimation

of the life-of-mine
●
Provision for

environmental

rehabilitation:

Estimation

of future environmental

rehabilitation

costs

●
Income tax:

Estimation

of the deferred

tax rate
●
Payments

made under

protest: Estimation

of the carrying

value and recoverability
●
Other investments:

Estimation

of the fair

value of financial

assets
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

protest”), the discount

rate applied and

the
assessment

of recoverability.

Recognition

and measurement

The asset that arises from the Ekhurhuleni electricity dispute (refer Item 18. ‘‘Financial Statements - Note 24

Payments made under
protest”) and that are payments made under protest is

initially measured at a discounted amount and any

difference between the face value of
payments made

under protest

and the discounted

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

protest”).

Any write

down is recognised

in the statement

of profit or

loss.

Other investments:

Estimation

of the fair

value of financial

assets

The fair value of

other investments are determined using assumptions about the future that are inherently uncertain and can change
materially over time.

It includes several

assumptions that are based

on both

observable and unobservable inputs. Assumptions applied in

the
estimation

of the fair

value of the

investment

in Rand Refinery

include the

following:
Amounts in R million
Observable/unobservable Unit 2021
2020
Rand Refinery operations
Average gold price

Observable input R/kg

847,317

852,098
Average silver price

Observable input R/kg

11,751

9,453
Average South African CPI Observable input % 4.4 4.8
South African long-term government bond rate Observable input % 9.5 9.5
Terminal growth rate Unobservable input % 4.4 5.0
Weighted average cost of capital Unobservable input % 15.1 15.1
Investment in Prestige Bullion
Discount period Unobservable input Year 12 13
Cost of equity Unobservable input % 16.5 13.2

Marketability and minority discounts (both

unobservable inputs) were also applied

of 16.5%

and 17.0%

(2020: 16.5% and

17.0%)
respectively. The latest budgeted cash flow

forecasts provided by Rand Refinery as

at June

30, 2021 was

used, and therefore classified as an
unobservable

input into

the models.

New standards, amendments to standards and interpretations

Refer to Item 18. ‘‘Financial Statements - Note 3 – New standards, amendments to standards and interpretations”

for a discussion of
relevant standards,

amendments to standards

and interpretations

that may be applicable

to the business of the Group

and may have an impact

on
future consolidated

financial

statements.
Comparison of financial performance for the fiscal year ended June 30, 2021 with fiscal year ended June 30, 2020
Gold revenue
The following table illustrates the year-on-year change in gold revenue for fiscal year 2021 in comparison to fiscal year 2020:
R million
Total
Impact of change in amount
of gold sold
Impact of
change in
gold price
Net change
Total
gold revenue gold revenue
2020 2021
Ergo

3,060.5 221.3 658.0 879.3 3,939.9
FWGR 1,118.7 6.2 199.0 205.2 1,323.9
Consolidated 4,179.2 227.5 857.0 1,084.5 5,263.8
Gold revenue increased by

R1,084.5 million,

or 26%, to R5,263.8 million

during fiscal year 2021.

This was

mainly due

to the

average
rand gold price

received

which increased

by 19% to R917,996

per kilogram

as well as

gold sold having

increased by

5%. The increase is mainly
due to Ergo’s gold production

which increased

by 7%, a consequence

of more stable

production

during fiscal

2021 compared

to fiscal

2020 when
production suffered

from the impact

of the Lockdown,

subsequent cautious

ramp-up and interruptions

in power supply

from Eskom and

the City
of Ekurhuleni.
Cost of sales

Cost of sales

amounted to R3,388.2

million in fiscal

year 2021, consisting

mainly of operating

costs of R3,122.5

million, depreciation
of

R252.5

million,

movement

in

gold

in

process

of

R25.6

million

and

a

positive

movement

in

the

change

in

estimate

of

environmental
rehabilitation of R12.4 million. These are discussed as follows:

Operating costs

Operating costs increased by 16.0% to R3,122.5 million for fiscal year

2021 compared to R2,692.1 million for fiscal year 2020. The
increase is mainly due

to a 13% increase in

Ergo’s throughput

to 23.0Mt compared to 20.2Mt

in fiscal year 2020

and a 15% electricity tariff
increase by power utility Eskom which came into effect in April 2021.

Depreciation
Depreciation charges were

R252.5 million for

fiscal year

2021 compared to

R270.8 million for

fiscal year

2020. Depreciation charges
decreased as a result of an increase in the life of mine for both Ergo and FWGR.

Change in estimate of environmental rehabilitation
As of June 30,

2021, we estimate our total

environmental rehabilitation provision, being the

discounted estimate of future

costs, to
be R570.8 million as compared

to R568.9 million at June

30, 2020.

A change in estimate of environmental rehabilitation of R12.4 million was
recognized due

to changes

in the

estimated timing

of the

vegetation of

reclamation sites,

as well

as an

increase in

contractor rates

for the
establishment of vegetation based on ongoing test work performed.
A total

of R564.7 million

was invested in

our various

environmental trust

funds as

at the

end of

fiscal year

2021, as

compared to
R542.2 million at

the end

of fiscal

year 2020.

The increase

is attributable

primarily due

to R

22.5 million

interest received

on these

funds
during fiscal

year 2021.

A total

of R87.5 million

(2020: R83.8 million)

is invested

in funds held in insurance instruments to secure financial
guarantees provided to the DMR

through an insurance cell captive

company, the

Guardrisk Cell Captive. The increase

is attributable to R3.7
million interest received on

these funds during fiscal

year 2021. As at June 30, 2021, guarantees

amounting to R430.1

million were in issue

to
the

DMR

(2020:

R427.3 million).

The

shortfall

between

the

invested

funds

and

the

estimated

provisions

is

expected

to

be

financed

by
contributions to the

Guardrisk Cell Captive

from time to

time as required

over the remaining

production life of

the respective mining

operations
and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.
Movements in gold in process
Movement in gold in

process in fiscal

year 2021 amounted to

R25.6 million mainly

due to a decrease

in the lock up

of gold in

process
at the plants and finished inventories - Gold Bullion.
Administration expenses and general costs
Administration expenses and general costs decreased by R245.9 million from R309.9 million in fiscal year 2020 to R64.0 million in
fiscal year

2021. Administration

expenses and

general costs

in fiscal

year 2021

included a

share-based payments

benefit of

R44.3 million
(2021: share-based payments expense of R218.1 million). The share-based payment benefit in 2021 is mainly due to the remeasurement

of the
cash-settled share-based

payment liability

at a seven-day

volume weighted

average price (VWAP)

of the

DRDGOLD share from

R25.14 at
June 30, 2020 to R18.62 at November 5, 2020. This liability was fully settled on November 5, 2020.
Finance income
Finance income increased

from R109.8 million in

fiscal year 2020 to

R216.2 million in fiscal year

2021, mainly due

to a dividend
received from Rand Refinery of R72.3

million (2020: nil) and an increase

in interest income earned of R46.7 million

mainly due to higher

cash
and cash equivalents

balances during

the year.
Finance expense
Finance expenses increased

from R68.8 million

in fiscal year

2020 to R69.5 million

in fiscal year

2021, mainly attributable

to the
unrealized

foreign

exchange

loss

of

R8.4

million

in

fiscal

2021

compared

to

nil

in

fiscal

2020.

The

unwinding

of

the

provision

for
environmental rehabilitation decreased by R7.3 million as a result of a lower provision estimated as at June 30, 2020.
Income tax
Income tax amounted to a charge of R523.8 million for fiscal year 2021 (2020: charge of R343.9 million) and consisted of a current tax charge of R423.7 million (2020: charge of R263.2 million)

and deferred tax charge of R100.0 million (2020: deferred tax charge of R80.7 million).
The current tax increased

to R423.7 million in

fiscal 2021 from R263.2

million in fiscal 2020

mostly due to an

increase in the taxable
mining income

of both

Ergo and

FWGR resulting

mainly from

the increase

in the

Rand gold

price received.

The current

tax expense

was
mitigated by the full redemption of

capital expenditure incurred during the fiscal year 2021

and resulted in the deferred tax charge

of R100.0
million.
The forecast

weighted average

deferred tax

rate for

both Ergo

and FWGR

remained unchanged

in fiscal

year 2021

at 25.0%

and
30.0% respectively.

Non-IFRS Measures
Set forth below is a discussion of non

-IFRS measures presented in this report, including a

reconciliation of such measures from the
nearest measure under IFRS, as well as an explanation as to why we believe that presentation of such information provides useful information
to investors and additional purposes, if any, for which we use such measures.
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)
Set forth below

is a

presentation of our

Adjusted EBITDA, which

is a

non-IFRS measure, including

the items

included in this

measure
and a reconciliation from profit for

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
Year ended,

June 30
Reconciliation of adjusted EBITDA 2021 2020
Profit for the year 1,439.9 635.0
Income tax 523.7 343.9
Profit before tax 1,963.6 978.9
Finance expense 69.5 68.8
Finance income (216.2) (109.8)
Results from operating activities 1,816.9 937.9
Depreciation

252.5 270.8
Share based payment (benefit)/expense (28.3) 224.1
Change in estimate of environmental rehabilitation recognised in profit or loss (12.4) (21.9)
Gain on disposal of property, plant and equipment (0.1) (0.7)
IFRS 16 Lease payments 1 (15.8) -
Transaction costs 3.1 1.4
Adjusted earnings before interest, tax depreciation and amortisation ("Adjusted EBITDA")

2
2,015.9 1,411.6
1 The amended RCF includes IFRS 16 lease payments in the calculation of the adjusted EBITDA.
2 See Glossary of Terms for definitions.

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

●
an indication of a mine’s profitability and efficiency;

● the trend in costs;
● a measure of margin per kilogram, by comparison of the cash operating costs per kilogram to the price of gold; and
●
a benchmark of performance to allow for comparison against other mines and mining companies.

For fiscal

year 2021,

consolidated cash

operating costs

per kilogram

increased by

12% to

R540,338 per

kilogram from

R482,417 per
kilogram in fiscal year 2020. Consolidated all-in sustaining costs per kilogram increased by 16% to R626,247 per

kilogram in fiscal year 2021
from R541,475 per kilogram

in fiscal year 2020.

Consolidated all-in costs per

kilogram increased by 17%

to R643,338 per kilogram

of gold
in fiscal 2021 from R551,646 per kilogram of gold in fiscal year 2020.

The increase in consolidated cash operating costs

per kilogram,

all-in sustaining costs

per kilogram and all-in costs per kilogram

was
mainly due to an

increased in cash

operating costs, which is

due to a

13% increase in Ergo’s throughput to

23.0Mt in fiscal

year 2021 compared
to 20.2Mt in

fiscal year 2020

and a 15%

tariff increase by

power utility Eskom

which came into

effect in April

2021. At FWGR,

there was
increased electricity usage due to fiscal 2021 being the first full year of milling.

The

increase

in

sustaining

capital

expenditure

during

fiscal

year

2021

contributed

to

the

increase

in

all-in

sustaining

costs

per
kilogram. The increase in

growth capital expenditure

incurred during fiscal year

2021 similarly contributed to

the increase in all-in

costs per
kilogram.
Reconciliation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram, all-in costs and all-in costs per kilogram
R millions
2021 2020
Cost of sales 3,388.2 2,937.9
Depreciation

(252.5) (270.8)
Change in estimate of environmental rehabilitation

12.4 21.9
Movement in gold in process

(25.6) 3.1
Operating costs

3,122.5 2,692.1
Ongoing rehabilitation expenditure

(48.3) (24.3)
Care and maintenance costs

(3.9) (11.1)
Other operating income/(costs) 1 2.4 (30.7)
Cash operating costs

2
3,072.7 2,626.0
Movement in gold in process

25.6 (3.1)
Administration expenses and other costs excluding non-recurring items

2
109.7 96.1
Other operating income/(costs) (2.4) 30.7
Change in estimate of environmental rehabilitation

(12.4) (21.9)
Unwinding of rehabilitation provision

44.7 52.0
Sustaining capital expenditure

2
353.0 164.2
All-in sustaining costs 2 3,590.9 2,944.0
Care and maintenance costs

3.9 11.1
Ongoing rehabilitation expenditure

48.3 24.3
Transaction costs 3.1 1.4
Growth capital expenditure

2
42.7 18.5
All-in costs

2
3,688.9 2,999.3
Gold produced (kilograms)

5,723 5,424
Cash operating costs per kilogram (R per kilogram)

540,338 482,417
All-in sustaining costs per kilogram (R per kilogram)

626,247 541,475
All-in costs per kilogram (R per kilogram)

643,338 551,646
Reconciliation of sustaining capital expenditure and growth capital expenditure

Additions - property, plant and equipment owned 395.7 182.7
Less
Growth capital expenditure

2
42.7 18.5
Sustaining capital expenditure

2
353.0 164.2
1 Decrease from 2020 to 2021 of other operating costs as a result of reduction in costs at the Company's training centre as a result of a change in structure of the centre
2 See Glossary of Terms for definitions.

Cash operating costs

Cash operating costs are linked directly to the level of throughput of a specific fiscal year.

The following table

illustrates the year-on-year

change in

cash operating costs

for fiscal year

2021 in comparison

with fiscal year
2020
.
R million
Cash operating
costs
Impact of change in
throughput
Impact of change in
costs Net change
Cash operating
costs
2020 2021
Ergo

2,274.0 306.2 86.3 392.5 2,666.5
FWGR 352.0 6.2 48.0 54.2 406.2
Total 2,626.0 312.4 134.3 446.7 3,072.7
Cash operating costs

in fiscal year

2021 increase by

R446.7 million to

R3,072.7 million compared

to cash operating

costs of R2,626.0
million in fiscal

year 2020.The increase

is mainly due to

a 13% increase

in Ergo’s throughput to 23.0Mt

in fiscal year

2021 compared to

20.2Mt
in fiscal year 2020 and a 15% tariff increase by power utility Eskom which came into effect in April 2021 and an increase in electricity usage at FWGR due to fiscal 2021 being the first full year of milling.

The following

table lists

the major

components of

cash operating

costs for

the Group

for each

operation and

fiscal year

set forth
below respectively:
Ergo FWGR
Years ended

Year ended

Costs 2021 2020 Costs 2021 2020
Consumables

28% 30%
Consumables

33% 31%
Labor

19% 22%
Labor

20% 22%
Electricity and water

18% 18%
Specialized service providers

9% 9%
Specialized service providers

16% 17%
Electricity and water

19% 12%
Machine hire 4% 4% Machine hire 2% 2%
Security expenses 4% 3% Security expenses 5% 4%
Other costs

11% 6%
Other costs

12% 20%
5B. LIQUIDITY AND CAPITAL

RESOURCES
Cash flows

from operating

activities

Cash generated

from operating

activities

amounted to

R1,573.4 million

for fiscal

year 2021 (fiscal

year 2020:

R1,128.9 million).

Cash generated

from operating

activities

increased

during fiscal

year 2021 mostly

due to a 5% increase

in gold sold and a

19% increase
in the average rand gold price

received to R917,996 per

kilogram. In addition,

interest received increased by

R42.2 million to

R105.9 million,
mainly due

to higher cash and cash equivalents balances

during the year and the Group received dividends from Rand

Refinery amounting to
R72.3 million (2020: nil).

The increase in cash

inflows was partially mitigated by a

R212.0 million increase in current tax paid

to R452.1 million and

the net
movement

in working capital

that amounted

to a cash

outflow of R194.9

million in

fiscal year

2021.

Cash flows

from investing

activities
Net cash

utilized by

investing

activities

amounted to

R446.6 million

in fiscal

year 2021

compared

to R202.5 million

in fiscal

year 2020.
In fiscal

year 2021,

net cash

utilized by

investing activities consisted mainly of

R395.7 million in

additions to

property, plant

and
equipment and R51.0 million spent

on environmental rehabilitation payments. These outflows were reduced by R0.1 million proceeds on the
disposal of

property, plant and

equipment.

In fiscal

year 2020,

net cash

utilized by

investing activities consisted mainly of

R181.1 million in

additions to

property, plant

and
equipment and R22.1 million spent

on environmental rehabilitation payments. These outflows were reduced by R0.7 million proceeds on the
disposal of

property, plant and

equipment.
Cash flows

from financing

activities

Net cash outflow from financing activities

was R653.5 million in fiscal year 2021 compared

to net cash inflows of R509.2 million in
fiscal year

2020.

During fiscal

year 2021,

the net cash

outflow consisted

mostly of dividends

paid on ordinary

shares amounting

to R640.9 million.
During fiscal

year 2020,

the

net cash inflow

consisted

mostly of proceeds

received on

the issue

of ordinary

shares to Sibanye-Stillwater
amounting to

R1,085.6 million

offset by dividends

paid on ordinary

shares amounting

to R564.5 million.
Cash and cash

equivalents

Cash and cash equivalents as at June 30, 2021

amounted to R2,180.0 million compared to R1,715.1 million at the end of fiscal year
2020.

Substantially

all of our cash

and cash equivalent

balances were

denominated

in South African

rand. Cash and

cash equivalent

denominated
in foreign

currency amounted

to USD 3.4

million at

June 30, 2021

compared

to nil at the

end of fiscal

year 2020.

Cash and

cash equivalents

as at June

30, 2021 includes

restricted

cash related

to guarantees

of R10.4 million

compared

to R19.3 million
at the end

of fiscal

year 2020.

At September

30, 2021,

our cash and cash equivalents were R1,898.9 million.
Borrowings

and funding
At

June

30,

2021

and

September

30,

2021,

our

external sources

of

capital included

our

RCF

described in

Item

10C.

Material
Contracts’’.
In September 2020 the RCF was amended as described in Item

10C. “Material Contracts”.

The amendments include

a reduction in
the size of the

facility from R300million to

R200 million as well as

removing any commitment towards

the performance guarantee issued

to
Ekurhuleni Metropolitan Municipality. No amounts were drawn under this facility as of June 30, 2021 or September 30, 2021.
Anticipated funding requirements and sources

Our cash

and cash

equivalents are set

out above

under “Cash

and cash

equivalents”. Our management believes

that existing

cash
resources, net

cash generated

from

operations and

the

availability of

negotiated funding

facilities will

be

sufficient to

meet

the

anticipated
commitments of our existing operations

for fiscal year 2022. As a result of the significant increase in the gold price, at September 30, 2021 the
Group has

a cash

and cash

equivalents balance of R1,898.9

million. In addition,

the Group has

an undrawn

R200 million RCF

available as
additional

backstop liquidity.

Liquidity

has been enhanced

by the continued

high rand gold

price levels.

5C. RESEARCH

AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
DRDGOLD

has a

dedicated

team that

looks at

ways and

means

of improving

recoveries.

While the

team remains

active with

an ongoing
focus on improving

extraction efficiencies,

the projects undertaken

during the year

ended June 30, 2021

were focused

on optimizing the

existing
facilities

rather than

implementing

new technologies

to improve

extraction

efficiencies.

We have no registered

patents or

licenses.

5D. TREND INFORMATION
In response

to the

COVID-19

pandemic

and measures

taken to

address

the outbreak,

investors

globally, as

they have

in so

many previous
times of crisis,

turned to gold and

gold stocks as

a safe haven asset,

leading to a surge

in the average

gold price during

fiscal 2020 and

2021. The
rand/dollar exchange rate remained volatile throughout the year mainly as a result of

economic uncertainty and perceived political instability,
global market

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

For the fiscal year 2022,

we are planning Group gold production

of 160,000 (4 977kg) to 180,000

(5 599kg) ounces

at cash operating
unit cost of

approximately

R600,000 per

kilogram and

expect a capital

investment

of approximately

R600 million.

Reconciliation of budgeted cost of sales to budgeted cash operating costs (R’million)
Cost of sales 3,502.9
Reconciling items
1
(327.5)
Cash operating costs

2
3,175.4
1
Includes expected depreciation

of R270.6 million, ongoing environmental expenses

of R49.7 million, care and maintenance expenses of R6.7 million and other operating

expenses

of R0.5 million
2
See glossary

of terms

for definition

Rounding of

figures may

result in computational

discrepancies

Our ability to meet the full year’s production target could be impacted by COVID-19 in a number of ways, including potential further national
lockdowns,

stoppages

in production

due to

outbreaks

of infections

in our

workforce

and interruptions

to our

supply chain.

It could

also be

impacted
by lower

grades,

failure

to achieve

the throughput

targets

set at

Ergo and

FWGR,

power interruptions

and other

risks (refer

Item 3D.

Risk Factors—
Risks related to our business and operations and “–Forward Looking Statements”).

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

2022 and cause us to fail to meet our
targets for

the year.

Refer to Item 5A.: “Key drivers of our operating

results and principal factors affecting

our operating results” for a discussion of the
trends

in the US Dollar

gold price

as well as

exchange rates

impacting our

business.

Set forth below

is our summary

results for

the first

quarter of

fiscal 2022.

This information

has not been

audited.
Operating results

for the quarter

ended September

30, 2021

Quarter ended Quarter ended
Sep 30, 2021 Jun 30, 2021 % change
Production
Gold produced kg
1,449 1,357
7%
oz
46,587 43,629
7%
Gold sold kg
1,428 1,365
5%
oz
45,912 43,886
5%
Ore milled
Metric (000't)

7,421 7,506
-1%
Yield Metric (g/t)
0.195 0.181
8%
Reconciliation of adjusted EBITDA
Profit for the period 217.3 240.7
Income tax
87.8 67.6
Profit before tax
305.1 308.3
Finance expense
12.6 24.7
Finance income
(35.0) (78.8)
Results from operating activities
282.7 254.2
Depreciation

68.8 62.9
Share based payment (benefit)/expense
4.2 4.7
Change in estimate of environmental - (12.4)
Gain on disposal of property, plant and - -
IFRS 16 Lease payments 1
(5.2) (7.9)
Transaction costs
0.3 1.6
Adjusted EBITDA 1,2* 350.8 303.1
1 The amended RCF includes IFRS 16 lease
2
See Glossary of Terms for definitions.
* The adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as substitute for other measures of financial performance and liquidity
Reconciliation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram, all-in costs and all-in costs per kilogram (R'millions)
Cost of sales
892.6 851.7
Depreciation

(68.8) (62.9)
Change in estimate of environmental
-
12.4
Movement in gold in process

37.9 (0.5)
Operating costs

861.7 800.7
Ongoing rehabilitation expenditure

(9.6) (7.5)
Care and maintenance costs

(2.2) 1.6
Other operating income/(costs)

(3.3) 18.3
Cash operating costs

1
846.6 813.1
Movement in gold in process

(37.9) 0.5
Administration expenses and other costs
excluding non-recurring items

1
27.5 16.3
Other operating costs

3.3 (18.3)
Change in estimate of environmental
-
(12.4)
Unwinding of rehabilitation provision

12.2
8.6
Sustaining capital expenditure

1
74.8
106.7
All-in sustaining costs 1 926.5 914.5
Care and maintenance costs

2.2 (1.6)
Ongoing rehabilitation expenditure

9.6 7.5
Transaction costs
0.3 1.6
Growth capital expenditure

1
13.9 9.1
All-in costs

1
952.5 931.3

Quarter ended Quarter ended
September 30, June 30, 2021 % change
Price and costs
Average gold price received R per kg
839,983 821,647
2%
US$ per oz
1,786 1,810
-1%
Cash operating costs R/t
114 108
6%
US$/t
8 8
-
Cash operating costs R per kg
566,317 595,824
-5%
US$ per oz
1,204 1,312
-8%
All-in sustaining costs ** R per kg
648,880 669,744
-3%
US$ per oz
1,380 1,475
-6%
All-in cost ** R per kg
667,157 681,905
-2%
US$ per oz
1,419 1,550
-8%
Capital expenditure
Sustaining Rm
74.8 106.7
-30%
US$m
5.1 7.6
-33%
Non-sustaining/growth Rm
13.9 9.1
53%
US$m
1 0.6
67%
Average R/US$ exchange rate
14.63 14.12
4%
Reconciliation of sustaining capital
Additions - property, plant and equipment
88.7 115.8
Less

Growth capital expenditure

1
74.8 106.7
Sustaining capital expenditure

1
13.9 9.1
1
See Glossary of Terms for definitions.
Rounding of figures may result in computational discrepancies
** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013 .

Gold production

increased

by 7% from

the previous

quarter to

1,449kg primarily

due to a 8%

increase

in yield. Gold

sold increased

by
5% to 1,428kg.

Although increases

in electricity

and labour costs

with effect

from July 2021

resulted in

higher cash

operating costs,

the increase

in the
number of gold

units produced

and sold resulted

in a 5% decrease

in cash operating

costs per

kilogram to R566,317/kg.

The cash

operating cost
per ton of material

processed increased

by 6% to R114/t.

All-in sustaining

costs per

kilogram and

all-in costs

per kilogram

were R648,810/kg

and R667,017/kg,

respectively, decreasing

quarter
on quarter

mainly due

to a decrease

in sustaining

capital expenditure.

Adjusted EBITDA

increased by

16%

from the previous

quarter to

R350.8 million

primarily

due to a 5%

increase

in gold sold

and a
2% increase

in the average

Rand gold price

received of

R839,983/kg.

Payment of

the final

dividend declared

for the fiscal

year ended

June 30, 2021

of R345.2 million

and negative

working capital

changes
of R173.5 million

at September

30, 2021 reduced

cash and cash

equivalents

by R276.8 million

to R1,903.2

million at

September

30, 2021 (June
30, 2021: R2,

180 million).

External

borrowings

remained

at Rnil as

at September

30, 2021 (June

30, 2021: Rnil).

The cash

generated during

the current

quarter will,
inter alia
, be applied

towards the

Company’s extended

capital expenditure
programme

for the fiscal

year ending June

30, 2022. Despite

the capital

expenditure

planned for

the fiscal

year, the Company

remains in

a
favourable

position to,

in the absence

of unforeseen

events, consider

declaring

an interim

cash dividend

in February

2022.

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
5 years
1 year 1-3 years 3-5 years
R m R m R m R m R m
Provision for environmental rehabilitation
2
570.8 53.0 134.9 91.7 291.2
Lease liabilities 54.8 16.9 26.9 10.0 1.0
Trade and other payables

509.8 509.8 - - -
Purchase obligations – contracted capital expenditure
1
65.5 65.5 - - -
Other contractual obligations

1.4 1.4 - - -
Total contractual and cash obligations 1,202.3 646.6 161.8 101.7 292.2
1

Represents planned capital expenditure for which contractual obligations exist.
2

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
5G.

SAFE HARBOR
See ‘Special

Note Regarding

Forward-Looking

Statements”.
ITEM 6. DIRECTORS,

SENIOR MANAGEMENT

AND EMPLOYEES

6A. DIRECTORS

AND SENIOR MANAGEMENT

Directors and

Executive Officers

Our board of

directors

may consist

of not less

than four

and not more

than twenty

directors.

As at June

30, 2021, our

board consisted

of
ten directors.

In accordance

with JSE listing

requirements

and our Memorandum

of Incorporation,

or MOI, one third

of the directors

comprising the
board of

directors,

on a rotating

basis,

are subject

to re-election

at each

annual general

shareholders’

meeting. Additionally,

all directors

are subject
to election

at the first

annual general

meeting following

their appointment.

Retiring directors

normally make

themselves

available

for re-election.

Mr Geoffrey Campbell’s tenure as a director and chairman of the board of directors of the Company will come to an end with effect from December 1, 2021. Mr Timothy Cumming,

a non-executive director

of the Company, will replace Mr Campbell as chairman

of the Board
and the nominations

committee with

effect from December

1, 2021 subject

to shareholder

approval at

the Annual General

Meeting to be held

on
November 29,

2021.

In order to ensure

good corporate

governance

in accordance

with the recommendations

of the King IV

Report on Corporate
Governance

for South Africa

2016, Mr Edmund

Jeneker will

remain as

the lead independent

director of

the Company.

Mrs Toko

Mnyango, an

independent non-executive director of the

Company, has

been appointed as

a member

of the

nominations
committee

with effect from

August 19, 2021

The address

of each of

our Executive

Directors

and non-executive

directors

is the address

of our principal

executive

offices.
Executive

Directors
Daniël (Niel)

Johannes Pretorius

(54)

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

(Riaan)

Jacobus

Davel

(45)

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
inter alia
, audits

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

Riaan is a member of

the Social &
Ethics Committee

of DRDGOLD.
Non-Executive

Directors

Geoffrey Charles

Campbell (60).

Geoffrey Campbell was

appointed a

Non-executive Director in

2002, a

senior independent non-
executive

director

in December

2003 and Non-executive

Chairman

in October

2005. A qualified

geologist,

he has worked

on gold mines

in Wales
and Canada. He spent 15 years as a stockbroker

before becoming a fund manager, managing

the Merrill Lynch Investment Managers

Gold and
General Fund, one of the

largest gold mining

investment

funds. He was also research

director for Merrill

Lynch Investment Managers.

Geoffrey
is a director

of Oxford Abstracts

Limited. Geoffrey

chairs the

Nominations

Committee

of DRDGOLD.
Edmund Abel

Jeneker (59)
. Edmund Jeneker was appointed Non-executive Director in November 2007 and Lead Independent

Non-
executive

Director

in

August

2017.

He

has

more

than

30

years’

experience

as

an

executive

in

banking,

business

strategy,

advisory

and
management at Grant Thornton South

Africa Proprietary Limited, Swiss Re

Corporate Solutions Advisors South Africa

Proprietary Limited,
the World

Bank Competitiveness Fund

and Deloitte South

Africa.
He spent over

13 years at

Absa Bank and

Barclays Africa, where

he was
Managing Executive

and served

as director

on the

boards of

several subsidiary

companies in

the ABSA

Bank Group.

Edmund is

active in
community social upliftment

and served

as a member

of the Provincial

Development Commission of

the Western Cape Provincial

Government.
He currently serves

on the National

Social Ethics Forum

of the Institute

of Directors, Chairman

of the BADISA

Investment Committee and
serves on

the board

of the

Cape Town

Philharmonic Orchestra.

He is

a Chartered

Director (SA)

with a

focus on

Board Development

and
Strategy, Climate Change and ESG. Edmund

chairs the Social & Ethics Committee and is a member of the Remuneration Committee and the
Nominations Committee of DRDGOLD.
Johan Andries

Holtzhausen

(75)
. Johan Holtzhausen holds a B.Sc.

(Geology and Chemistry) from the University

of Stellenbosch and
a B. Compt.

(Hons) from the University

of South Africa.

He has been a

Chartered Accountant (South

Africa) since 1975. He

was appointed
independent Non-executive Director in on April 25, 2014. He has more than 42 years’ experience in the accounting profession, having served as a senior

partner at

KPMG Services Proprietary

Limited, and

held the

highest Generally Accepted

Accounting Principles

(United States),
Generally

Accepted Auditing

Standards and

Sarbanes-Oxley Act

accreditation

required to

service clients

listed on

stock exchanges

in the
United States. His

clients included major

corporations listed in

South Africa, Canada,

the United Kingdom,

Australia and the

United States.
Johan

currently

serves

as

a

voluntary

independent

director

and

chairman

of

the

Audit

and

Risk

Committee

of

the

Tourism

Enterprise
Partnership. He

also chairs

the Audit

and Risk

Committee of

Tshipi

é Ntle

Manganese Mining

Proprietary Limited.

He is

a Non-executive
Director of Caledonia

Mining Corporation Plc, a

Canadian corporation listed in

the United States and

the United Kingdom. Johan

chairs the
Audit Committee and is a member of the Remuneration Committee and the Nominations Committee of DRDGOLD.

Jean Johannes

Nel (49). Jean Nel was appointed as an independent Non-executive Director on November 30, 2018. He qualified as a CA(SA)

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

and Northam Platinum
. Jean chairs the

Remuneration Committee and

is a member of

the Audit Committee and
the Risk Committee of DRDGOLD.
Toko Victoria Buyiswa Nomalanga Mnyango

(56). Toko Mnyango was

appointed independent Non-executive Director

on December
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

CEO of

Vitom
Technologies Proprietary Limited and Vitom Brands Communication Proprietary Limited.

Toko is a member of the

Remuneration Committee,
Nominations Committee, and the Social & Ethics Committee of DRDGOLD.
Kuby Prudence Lebina

(40). Prudence Lebina was appointed as independent non-executive director on 03 May 2019. She qualified as a chartered

accountant in December 2005

after serving her articles

at PricewaterhouseCoopers Incorporated. A

member of the South

African
Institute of Chartered

Accountants, with extensive

experience in corporate

finance, financial management,

investor relations and

the mining
industry, she is currently Chief Executive Officer of TriAlpha Investment Management and Non-executive director of Growthpoint Properties
Limited

and

lemas

Financial

Services

Co-operative

Limited.

Prudence

chairs

the

Risk

Committee

and

is

a

member

of

the

Nominations
Committee and the Audit Committee of DRDGOLD.
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

Limited. Timothy

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

(a social
enterprise committed

to

restoring ecosystems

and

sustainable development).

Timothy

is

a

member

of

the

Risk

Committee, Remuneration
Commmittee,

and Nominations

Committee

of DRDGOLD.
Charmel Diane Flemming (38)

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

Charmel is a member of the Risk Committee, Audit
Committee

and Social & Ethics Committee of DRDGOLD.
Senior Management

and Prescribed

Officers

Wilhelm Jacobus

Schoeman (47)
(Dip Analytical

Chemistry, BTech Analytical

Chemistry).

Jaco Schoeman

joined DRDGOLD

in 2011
as Executive

Officer: Business

Development

to focus

on expanding

the Group’s

surface retreatment

business

and extracting

maximum value

from
existing resources.

In July 2014,

he was appointed

Operations

Director: Ergo

Mining Operations

Proprietary

Limited.

Henry Gouws (52)

(National Higher Diploma

(Extraction Metallurgy),

MDP)

Managing Director:

Ergo. Henry Gouws has more than
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

October 1,

2011.
Mark

Burrell

(59)

(BCom

Accounting, MDP)

Financial Director:

Ergo.

Mark

Burrell holds

a

B.Comm Accounting

degree,

has
completed

a Management

Development

Programme (MDP)

and has more

than 20 years’

experience

in the mining

sector. He joined

DRDGOLD
in 2004

on a

consulting basis and later that

year, was

appointed as Financial Manager of the

Blyvooruitzicht operation. He was appointed as
Financial

Director of

Ergo in January

2012. Mark serves

as a director

on the Board

of Rand Refinery

Proprietary

Limited.

Kevin Kruger

(53)

(BscEng (Mechanical

Engineering),

MDP, PMD, Government

Certificate

of Competency

(Mines)). Kevin

has more
than 30 years’ experience in the mining industry in Africa. He joined the mining industry in January 1987 as second year engineering student.
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

Hooijer (41)

(BCom (Hons),

CA(SA)). Henriette

Hooijer is

the Financial

Director

of FWGR. She

joined DRDGOLD

in May
2016 and was

appointed as Financial Director of FWGR in

August 2018. Before joining DRDGOLD, she spent

11 years’ in

the professional
services industry

at KPMG, performing,

inter alia,

audits of listed

companies

in the mining

industry, including

SEC registrants.

Elise Beukes (44)

(BProc). Elise

Beukes was appointed

as Company Secretary

of DRDGOLD with effect

from October 01, 2019.

She
has broad governance experience in all aspects of commercial law, having spent several years in both litigation and commercial practice as an admitted attorney

and four years

as corporate

legal counsel.

She has dealt

extensively

with broad-based

black economic

empowerment

structures,
employee ownership schemes, enterprise development and share incentive schemes involving complex company restructuring for both multi-
nationals

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

executive and senior

management members

or other key management

personnel are

elected or appointed

under any undertaking
by, arrangement

or understanding

with any major

shareholder,

customer, supplier

or otherwise.

6B. COMPENSATION
Our MOI

provide that

the directors'

fees should

be determined

from time

to time in

a general

meeting or

by a quorum

of Non-Executive
Directors.

The total

amount of directors'

remuneration

paid and or

accrued for

the year ended

June 30, 2021

was R62.6 million.

Non-Executive

Directors

received the

following fees

for fiscal

year 2021:
●
Base fee

as Non-Executive

Chairman of

R1,388,518 per

annum up to

December

1, 2020 and R1,457,944

thereafter;
●
Base fee

as Lead Independent

Non-Executive

Director of

R640,261 per

annum up to

December

1, 2020 and

R672,274 thereafter;
●
Base fee

as Non-Executive

Directors of

R617,119 per annum

up to December

1, 2020 and R647,975

thereafter;
●
Annual fee for Audit Committee

Chairman of R30,856 (excluding

fee received as a committee

member) up to December 1, 2020 and
R32,399 thereafter;
●
Annual fee

for Audit Committee

member of

R30,856 up to

December

1, 2020 and

R32,399 thereafter;
●
Annual fee

for the

chairman of

Remuneration Committee, Nominations Committee and

Social and

Ethics Committee of

R23,142
(excluding

fee received

as a committee

member) up to

December

1, 2020 and R24,299

thereafter;
●
Annual fee for members

of Remuneration Committee

and Social and Ethics

Committee of R23,142

each up to December

1, 2020 and
R24,299 thereafter;
●
Daily

fee of R23,142

up to December

1, 2020 and

R24,299 thereafter;

●
Hourly rate

of R3,086 up

to December

1, 2020 and R3,240

thereafter;
●
Half-day fee

for participating

by telephone

in special

board meetings

of R11,571 up to

December

1, 2020 and R12,150

thereafter;

and
●
The Chairman

of the board,

Lead Independent

Non-Executive

Director and

other Non-Executive

Directors

to receive

committee

fees.
The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2021.
The disclosure detailed in this table is consistent with the disclosure requirements of the Companies Act, 2008 (Act 71 of 2008)
and the JSE Listings Requirements.
Directors / Prescribed Officer

Total
remuneration
recognised
during the year
Short-Term
Incentives
recognised
related to this
cycle
Discretionary
Short-Term
Incentives
recognised
related to this
cycle (1)
Long-term
Incentives paid
during this
cycle
Total
remuneration
related to this
cycle
R'000 R'000 R'000 R'000 R'000
Executive directors
D J Pretorius 7,253 6,927 1,732 21,627 37,539
A J Davel 4,089 3,891 973 12,150 21,103
11,342 10,818 2,705 33,777 58,642
Non-executive directors
G C Campbell 1,545 - - - 1,545
E A Jeneker 794 - - - 794
J Holtzhausen 712 - - - 712
T B V N Mnyango 724 - - - 724
J J Nel 756 - - - 756
K P Lebina 769 - - - 769
T J Cumming 681 - - - 681
C D Flemming 674 - - - 674
6,655 - - - 6,655
Prescribed officers (2)
W J Schoeman 3,877 3,891 973 12,150 20,891
E Beukes 1,357 1,292 - - 2,649
5,234 5,183 973 12,150 23,540
Total 23,231 16,001 3,678 45,927 88,837
(1)

Awarded after 30 June 2021
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

Also see Item 6E. Share Ownership for details of share options held by directors.
Compensation

of key management
Refer to Item 18. ‘‘Financial

Statements

– Note 19.2 –

Related party

transactions’’ for

the total compensation

paid to key management
(including executive

and non-executive

directors

as well as

prescribed officers).
The Group applies

a pool-based Short-Term Incentive

scheme, based on

modified free cash

flow, because it drives

a strong teamwork
culture with

all participants

working primarily

towards a

single goal,

maximising free

cash flow

which is

an easy

measure to

understand.
Salient features of the short-term incentive scheme are as follows:
• Participants include the executive directors, prescribed officers and senior management.

•

The

pool

is

calculated

as

15%

of

the

Free

Cash

Flow

with

90%

of

the

pool

accruing

to

employees

achieving

a

satisfactory
performance rating;
• 10%

of

the

pool is

available

for allocation

at the

discretion

of the

remuneration

committee as

recommended

by

the executive
committee which provides the ability to recognise exceptional discretionary effort;
• A production modifier that can modify the pool upwards as well as downwards based on gold produced measured against budget;
• A safety and a

fatality modifier, both supporting the Company’s strong commitment to its strategy of a renewed focus

on employee
safety, development, values and wellbeing; and

• The

individual performance

moderator model

has been

expanded to

include employee

performance ratings

between 2

and 3

to
participants in the STI scheme on a broader sliding scale set out below:
Individual performance rating

Individual performance modifier

< 2

(100%)
2 to 2.24

(80%)
2.25 to 2.49

(60%)
2.5 to 2.74

(40%)
2.75 to 2.99

(20%)
>= 3

0%
Performance measures

The STI

is funded

out of

a pool

created from

the Adjusted

Free Cash

Flow (“
Adjusted FCF
”) generated

by DRDGOLD

in the
financial year:
• Adjusted FCF is defined for the performance

measure as cash generated from operations, less

capital expenditure (“
Capex ”), and
tax. In the budgeting

process, if the Group believes

that any Capex, Investment

or other item/s should be

excluded or amortised or

treated in
any different way for determining Adjusted FCF at the end of the year, they may make representations to the Remuneration Committee on the treatment of such

item/s for the

purposes of calculating Adjusted

FCF for purposes

of the STI

pool. Remco has

absolute discretion in approving
the treatment of such items;
• The STI Pool is modified as per the Tables below;
Modifiers of the incentive pool
To drive strategic initiatives, the short-term incentive pool is modified by up to

20% for isolated non-achievements of targets and up
to 50% for systemic or

repetitive non-compliance. The modifiers are

approved by the Remuneration Committee.

These strategic initiatives and
their measures

are assessed

at the

beginning of

each financial

year to

ensure that

current strategies

are driven

in that

year.

These strategic
modifiers

and

their

weightings

are

communicated

to

participants

at

the

beginning

of

each

financial

year

to

ensure

understanding

and
compliance.
The Group performance measures set out by the Remuneration Committee and the weightings for FY2021 are as follows:

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
• 90% formulaically, pro-rata to each individual’s

“% of STI Pool” taking
inter alia

the following factors into account:
• All-inclusive package of the individual for the financial year;
• Market-related STI quanta applicable to the Category;
• The level of accountability and responsibility of the role of the individual.
•

10%

on

a

discretionary

basis

allocated

by

the

Executive

Committee

after

recommendations

from

line

management.

The
Remuneration Committee will approve any allocations from the 10% discretionary pool to Executive Committee members.
Distributions are moderated for individual performance as follows:
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
Deferred Bonus Shares will vest / be released to the Executive Directors as follows:
• 50% after 9 months;
• 50% after 18 months.
The following provisions apply to the deferred bonus shares:
• The Executive Director needs to be in active service and not under notice of resignation on the vesting dates in order to be eligible
to receive the deferred bonus shares and any dividends accrued thereon; and
• The deferred bonus shares carry voting and dividend rights; however, the dividends will accrue and will only be paid out upon the vesting / release of the shares to which the dividends relate.
Service Agreements
Service contracts negotiated with

each executive and non-executive

director incorporate their terms

and conditions of employment
and are approved by our Remuneration Committee.

The Company’s current executive directors, Mr. D.J. Pretorius and Mr. A.J. Davel, entered into agreements of employment with us, on January 1,

2009 and

January 1, 2015,

respectively. These

agreements regulated

the employment relationship

with Messrs. D.J.

Pretorius
and A.J. Davel during the year ended June 30, 2021.
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

incentive scheme (awarded 2,323,009

phantom shares in

November 2015)
and the equity-settled

long-term incentive scheme

(awarded 1,069,321 conditional

shares in December 2019

and 332,497 conditional

shares
in October 2020).

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

DRDGOLD achieves certain

key performance indicators.

In addition, he

is eligible to

participate in the

cash-settled long-
term incentive scheme

(awarded 1,305,033 phantom

shares in November

2015) and the

equity-settled long-term incentive

scheme (awarded
517,522 conditional shares in December 2019 and 160,919 conditional shares in October 2020)

Messrs. G.C. Campbell and E.A. Jeneker each have service agreements which run for fixed periods until October 31, 2021. Mr.

J.A
Holtzhausen has a service agreement

which runs for a fixed period until April 25, 2022. Mrs. TVBN

Mnyango has a service agreement which
runs until March 31, 2023. Mr. J Nel entered into a service agreement which runs for a fixed period until March 31, 2022, and Ms. K.P Lebina entered into a service

agreement which runs until May

02, 2023. Mr.

T J

Cumming and Ms

Charmel Diane Flemming entered into a

service
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

is referred to

as an “eligible

termination.”

Upon an eligible

termination,

the director

is entitled to

receive a payment

equal to at
least one

year's salary or

fees, but

not more

than three

years' salary for

Executive Directors or two

years’ fees for

Non-Executive Directors,
depending on

the period

of time that

the director

has been employed.

6C. BOARD PRACTICES
Board of Directors
As at June 30, 2021 and as at September

30, 2021,

the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and
Mr. A.J.

Davel),

and eight

Non-Executive Directors

(Messrs. G.C. Campbell,

J.J.

Nel, E.A. Jeneker,

J.A. Holtzhausen,

T.J.

Cumming and
Mmes. K.P. Lebina, T.V.B.N.

Mnyango,

C.D. Flemming). The

Non-Executive Directors are

independent under the

New York Stock Exchange,
or NYSE, requirements (as affirmatively determined by

the Board of Directors)

and the South African King IV

Report except Mr. T Cumming
who also serves as an independent non-executive director of Sibanye-Stillwater Limited, DRDGOLD’s controlling shareholder.
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

advisors and site visits.

The directors are assessed

annually, both

individually and
as a board, as part of an evaluation process, which is driven by an independent consultant. In addition, the Nominations Committees formally
evaluate the executive directors on an annual basis, based on objective criteria.
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
Board

meetings

are

held

quarterly

in

South

Africa

and

occasionally

abroad.

The

structure

and

timing

of

the

Company’s

board
meetings, which

are scheduled over

two days,

allows adequate time

for the

Non-Executive Directors to

interact without

the presence of

the
Executive

Directors.

The

board

meetings

include

the

meeting

of

the

Audit

Committee,

Risk

Committee,

Remuneration

Committee

&
Nominations Committee as well as the Social & Ethics Committee which act as subcommittees to the board. Each subcommittee is chaired by one of

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
Directors'

Terms of Service

The following

table shows

the date of

appointment,

expiration

of term

and number

of years

of service

with us of

each of

the directors

as
at June 30,

2021:

Director Title
Year first
appointed
Term of
current office
Unexpired
term of
current office
D.J. Pretorius Chief Executive Officer 2008 3 years 12 months
A.J. Davel Chief Financial Officer 2015 3 years 12 months
G.C. Campbell Non-Executive Director 2002 2 years 4 months
E.A. Jeneker Non-Executive Director 2007 2 years 4 months
J. Holtzhausen Non-Executive Director 2014 2 years 9 months
T.V.B.N.

Mnyango
Non-Executive Director 2016 2 years 19 months
J.J Nel
Non-Executive Director

2018 2 years 19 months
K.P Lebina Non-Executive Director 2019 2 years 22 months
T.J. Cumming
Non-Executive Director

2020 2 years 13 months
C.D. Flemming Non-Executive Director 2020 2 years 13 months
Executive

Committee

As at June

30, 2021,

the Executive

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
Committees

of the Board

of Directors
Nominations

Committee
As at June

30, 2021 the

Nominations

Committee

consisted of

G C Campbell

(Chairman),

E A Jeneker,

J A Holtzhausen, T V B N
Mnyango, K

P Lebina,

and T J Cumming.

The Nominations Committee meets on an ad hoc

basis. All members of this committee are independent non-executive directors who are independent according to the definition set out in the NYSE Rules, except for T Cumming. It is chaired by the board chairman who is an independent non-executive director (“ NED ”).
The primary role of the committee is to execute the following functions:
●
ensure the

establishment

of a formal

process for

the appointment

of directors;
●
ensure that

inexperienced

directors are

developed through

a mentorship

programme;
●
ensure that

directors receive

regular briefings

on changes

in risks, laws

and the appropriate

contribution;
●
drive an annual

process to

evaluate the

board, board

committees

and

individual

directors;

●
ensure that

succession

plans for the

board, chief

executive officer

and senior

management

appointments

are developed

and
implemented.
The key nominations responsibilities of the committee include the following:
●
make recommendations

to the board

on the appointment

of new directors;
●
make recommendations

on the composition

of the board

and the balance

between executive

and non-executive directors appointed
to the board;
●
review board

structure,

size and composition

on a regular

basis;
●
make recommendations

on directors

eligible to

retire by

rotation; and
●
apply the principles

of good corporate

governance

and best practice

in respect

of nominations

matters.
Remuneration

Committee
As at June

30, 2021 the

Remuneration

Committee

consisted of

J J Nel (Chairman),

E A Jeneker,

J A Holtzhausen, T V B N Mnyango
and T J Cumming.

The Remuneration Committee meets on a quarterly basis. All members of this committee are independent non-executive directors who are independent according to the definition set out in the NYSE Rules, except for T J Cumming. It is chaired by an independent non-
executive director.
The committee has a mandate to offer competitive packages that will attract and retain executives of the highest caliber and encourage and reward superior performance. Industry surveys are provided for comparative purposes, and to assist the committee in the formulation of remuneration policies that are market related.
Audit Committee
As at June

30, 2021 the

Audit Committee consisted

of J.A. Holtzhausen (Chairman), J.J. Nel, K P Lebina and C.D. Flemming.
All members of the Audit Committee are independent according to the definition set out in the NYSE Rules. The committee’s charter deals with all the aspects relating to its functioning.

The Audit Committee charter sets out the committee’s terms of reference which include responsibility for:
●
appointment

and oversight

of external

auditors, audit

process and

financial reporting;
●
oversight of

internal audit;
●
overseeing

the integrated

reporting and

assurance

model;
●
overseeing the

development

and annual review

of a policy

and plan for

risk management;
●
ensuring that

risk management

assessments

are performed

on a continuous

basis;
●
ensuring that

reporting on

risk management

assessment

is complete,

timely, accurate

and accessible;
●
ensuring that

frameworks

and methodologies

are implemented

to increase

the possibility

of anticipating

unpredictable

risks;
●
ensuring that

continuous

risk monitoring

by management

takes place.

The Audit Committee meets each quarter with the external auditors, the company’s manager: risk and internal audit, and the CFO.
The committee reviews the audit plans of the internal auditors to ascertain the extent to which the scope of the audits can be relied upon to detect weaknesses in internal controls. It also reviews the annual and interim financial statements prior to their approval by the board.
The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors, and the designated external audit partner as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. KPMG Inc. was reappointed by shareholders at the last AGM on December 2, 2020 to perform DRDGOLD’s external audit function, such appointment was made by the shareholders in accordance with the laws of South Africa and upon recommendation of the board following the Audit Committee.
The internal audit function is performed in-house, with the assistance of Pro-Optima Audit Services Proprietary Limited. Internal
audits are performed at all DRDGOLD operating units and are aimed at reviewing, evaluating and improving the effectiveness of risk management, internal controls and corporate governance processes.

Significant deficiencies, material weaknesses, instances of non-compliance and exposure to high risk and development needs are brought to the attention of operational management for resolution and reported to the Audit Committee.

The committee members have access
to all the records of the internal audit team.
DRDGOLD’s internal and external auditors have unrestricted access to the chairman of the Audit Committee and, where necessary, to the chairman of the board and the CEO. All significant findings arising from audit procedures are brought to the attention of the committee and, if necessary, to the board.
Section 404(a) of the Sarbanes-Oxley Act of 2002 stipulates that management is required to assess the effectiveness of the internal controls surrounding the financial reporting process. The results of this assessment are reported in the form of a management attestation report that is filed with the SEC as part of the Form 20-F. Additionally,

DRDGOLD’s external auditors are required to express an opinion on the effectiveness of internal controls over financial reporting, which is also contained in the Company’s Form 20-F.
Risk Committee
As at June

30, 2021 the

Risk Committee consisted

of K.P. Lebina (Chairwoman), Mr D.J. Pretorius, J.J. Nel, C.D. Flemming and
T.J. Cumming.
All members of the Risk Committee are independent according to the definition set out in the NYSE Rules, except for T Cumming.
It is chaired by an independent NED.

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
Social and

Ethics Committee
As at June 30, 2021, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. A.J. Davel, Mrs. TVBN
Mnyango and C.D. Flemming

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
●
monitor the

Company’s activities

regarding the

10 principles

set out in

the United

Nations Global

Compact Principles

and the
OECD recommendations

regarding Corruption,

the Employment

Equity Act

and the Broad

Based Black

Economic Empowerment
Act;
●
maintaining

records of

sponsorship,

donations

and

charitable

giving;
●
reviewing

matters relating

to the environment,

health and

public safety, including

the impact

of the company’s

activities

and of its
products or

services;

●
reviewing

matters relating

to labor and

employment
●
reviewing and

recommending

the company’s code

of ethics;
●
reviewing and

recommending

any corporate

citizenship

policies;
●
reviewing significant

cases of employee

conflicts

of interests,

misconduct or

fraud, or any

other unethical

activity by

employees

or
the Company
6D. EMPLOYEES
Employees

The total

number of employees

at June 30,

2021, of 2,791

comprises

1,838 specialized

service providers

and 953 employees

who are
directly employed

by us and our

subsidiary

companies.

Of the 953

employees

directly employed

by us and our

subsidiary

companies,

42
employees

are on a fixed

term employment

contract.

The total

number of employees

at June 30,

2020, of 2,573

comprises

1,615 specialized

service providers

and 958 employees

who are
directly employed

by us and our

subsidiary

companies.

Of the 958

employees

directly employed

by us and our

subsidiary

companies,

34
employees

are on a fixed

term employment

contract.

The total

number of employees

at June 30,

2019, of 2,617

comprises

1,591 specialized

service providers

and 1,026 employees

who are
directly employed

by us and our

subsidiary

companies.

Of the 1026

employees

directly employed

by us and our

subsidiary

companies,

34
employees

are on a fixed

term employment

contract.

The total

number of employees

at September

30, 2021, of

2,741 comprises

1,788 specialized

service providers

and 953 employees
who are directly

employed by us

and our subsidiary

companies.

Of the 953 employees

directly employed

by us and our

subsidiary

companies,

43
employees

are on a fixed

term employment

contract.

All of our

employees

are based at

our operations

that operate

exclusively

in South

Africa.
Labor Relations

As at June

30, 2021,

approximately

82% of our Ergo

employees

and 93% of our

FWGR employees

are members

of trade unions

or
employee associations.

South Africa's

labor relations

environment

remains a

platform for

social reform.

The National

Union of Mineworkers,
(“ NUM
”),

one of the

main South

African mining

industry unions,

is influential

in the tripartite

alliance between

the ruling African

National
Congress,

the Congress

of South African

Trade Unions,

(“
COSATU
”), and the

South African

Communist Party

as it is

the biggest

affiliate of
COSATU. The relationship

between management

and labor unions

remains

cordial. The

organized labor

coordinating

forum meets

regularly

to
discuss matters

pertinent to

both parties.

On February

28, 2021, ERGO

signed a one-year

wage extension

agreement

with organized

labour for the

period July

1, 2021 to

June
30, 2022 with

a 5.9% average

increase

per annum

across the

ERGO workforce

with individual

increases

ranging from

5.5% to 7% per

annum.
The transitional

arrangement

regarding wage

increases

with the workforce

at FWGR when

these employees

were incorporated

into DRDGOLD
have now come

to an end. As

a consequence,

negotiations

are currently

underway with

organized labour

at FWGR with

the intention

of trying to
reach a 3-year

wage agreement.

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

2021 overall

safety statistics

for our operations:
(Per million man hours) Ergo FWGR Consolidated
Year ended

June 30,
Year ended

June 30,
Year ended

June 30,
2021 2020 2021 2020 2021 2020
Lost time injury frequency rate (LTIFR) 1 0.78 1.25 0.97 1.3 0.80 1.27
Reportable incidence frequency rate (RIFR) 1 0.47 0.9

-
1.3 0.40 0.96
Fatalities

- - - - - -
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

30, 2021, directors

and prescribed

officers do not

hold any options

to purchase

ordinary shares.

Closed periods

apply to

share trading

by directors,

prescribed officers

and other

employees, whenever

persons become

or could
potentially become aware of

material price sensitive information, such

as information relating to

an acquisition, bi-annual results

etc., which
is not in

the public domain.

When these persons

have access to

this information an

embargo is placed

on share trading

for those individuals
concerned. The

embargo need

not involve

the entire

Company in

the case

of an

acquisition and

may only

apply to

the board

of directors,
executive committee, and the financial

and new business teams,

but in the case

of interim and year-end results

the closed-period is group-wide.
DRDGOLD Phantom

Share Scheme

(Amended November

2015) – Cash

Settled Long-Term

Incentive Scheme
Salient terms

of the

DRDGOLD Phantom

Share Scheme

are disclosed

in Item

18. ‘‘Financial Statements - Note

19. Cash Settled
Long-Term Incentive

Scheme’’

During fiscal year 2016, DRDGOLD’s Remuneration

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

The

Remuneration
Committee has the authority to amend in part or in its entirety or withdraw the long-term incentive scheme at any time.
No phantom shares were granted during fiscal

year 2021 (2020: nil, 2019: 388,547). No phantom

shares were outstanding June 30,
2021 (2020: 9,845,638; 2019: 16,157,058).

Equity-Settled

Long-Term Incentive

Scheme
On December 2, 2019 shareholders approved an Equity-Settled Long-Term Incentive Scheme (“ Scheme ”) for purposes of replacing the current Cash-Settled Long-Term Incentive Scheme. The Cash-Settled Long-Term

incentive scheme has a finite life and
comes to an end with the vesting of the last phantom shares during fiscal year 2021. Certain key features of the Scheme are:
Equity settled
The Scheme will be equity-settled.

Equity-settlement will be implemented by way of market acquisition of DRDGOLD ordinary shares or through the issue of authorised but unissued shares or treasury shares.
Participants
Persons eligible to participate in the Scheme will be permanent employees (which, for the avoidance of doubt, includes an executive director, but excludes a non-executive director) of the Company and its subsidiaries, in Category 19 and above (“ Participants
”).

Award of Conditional Shares
Pursuant to the Scheme, the Company’s Remuneration Committee will resolve, on an annual basis, to award “Conditional Shares”
(“ Award
”) which are comprised of:

●
“Performance Shares” which are subject to conditions, as set out in the rules of the Scheme and performance conditions; and

● “Retention Shares” which are subject to conditions, as set out in the rules of the Scheme.
Participants are not required to pay for Awards or Shares Settled in terms of vested Awards.

Annual awards of Conditional Shares will be made, in two forms:
● 80% of the Award will be comprised of Performance Shares
● 20% of the Award will be comprised of Retention Shares
The target award value will be referenced to market-related award quanta, and will be adjusted based upon individual performance as
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
Performance shares:
Total shareholder’s return (“ TSR
”) measured against a hurdle rate of 15% referencing DRDGOLD’s Weighted

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

SHAREHOLDERS

AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS
As of September

30, 2021,

our issued

capital consisted

of:

●
864,588,711 ordinary

shares of

no par value;

and

●
5,000,000 cumulative

preference

shares.

To our knowledge, as

of June 30,

2021, we were

not directly

or indirectly

owned or controlled

by another

corporation

or any person

or
foreign government,

other than

the controlling

interest

held by Sibanye-Stillwater.

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

30, 2021:
●
there were 10,468 record holders of

our ordinary shares in South

Africa, who held 559,688,990 or

approximately 64.7% of our
ordinary shares;
●
there was one record holder of our cumulative

preference shares in South Africa,

who held 5,000,000 ordinary

shares or 100% of
our cumulative

preference

shares;
●
there were

36 US record

holders of

our ordinary

shares,

who held

approximately

33,974,859 ordinary

shares

or approximately

3.9%
of our ordinary

shares excluding

those shares

held as part

of our ADR program;

and
●
there

were 664

registered

holders

of our

ADRs in

the United

States,

who held

approximately

215,869,190

shares

(21,586,919 ADRs)
or approximately

25.0% of our

ordinary shares.

The following

table sets

forth information

regarding the

beneficial

ownership of

our ordinary

shares as

of September

30, 2021,

by:

●
each of our

directors

and prescribed

officers; and

●
any person whom the

directors are

aware of as at September

30, 2021 who is interested

directly or indirectly

in 1% or more of our
ordinary shares.

There was

significant

change in

the percentage

ownership of

the major

shareholders

over the

preceding

three years.
Shares Beneficially owned
Holder Number
Percent of outstanding
ordinary shares
Directors/prescribed officers
D.J. Pretorius

475,255 *
A.J. Davel 200,000 *
Other
Sibanye-Stillwater 433,158,944 50.10%
The Bank of New York Mellon

227,674,416 26.33%
Government Employees Pension Fund 31,135,434 3.60%
GSI Equity Seperation Account 14,739,438 1.70%
CLEARSTREAM BANKING S.A LUXEMBOURG 11,078,446 1.28%
Ergo Mining Operations Proprietary Limited 9,474,920 1.10%
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
7B. RELATED PARTY TRANSACTIONS
Transactions with related parties are disclosed in Item 18. ‘‘Financial

Statements

- Note 5.2 –

Cost of sales’’
Remuneration

paid

to key

management is

disclosed

in

Item 18. ‘‘Financial

Statements - Note

19.3 –

Key management personnel
remuneration’’
7C. INTERESTS

OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL

INFORMATION
8A. CONSOLIDATED STATEMENTS AND OTHER

FINANCIAL INFORMATION
1.
Please refer

to Item 18.

Financial Statements.
2.
Please refer

to Item 18.

Financial Statements.
3.
Please refer

to Item 18.

Financial Statements.
4.
The last year

of audited financial

statements

is not older

than 15 months.
5. Not applicable.
6. Not applicable.
7.
Please refer

to Item 4D.

Property, plant and

equipment—Ongoing

Legal Proceedings.
8.
Please refer

to Item 10B.

Memorandum of

Incorporation.
8B. SIGNIFICANT

CHANGES
Significant changes that have occurred since June 30, 2021, the date of the last audited financial statements included in this Annual
Report, are discussed in the relevant notes to the financial statements under Item 18. Financial Statements.

ITEM 9. THE

OFFER AND LISTING
9A. OFFER AND

LISTING DETAILS
The principal trading market

for our

equity securities is the

JSE (symbol: DRD)

and our

ADSs that trade

on the

New York

Stock
Exchange

(symbol:

DRD). The

ADRs are

issued by

The Bank

of New

York Mellon, as

depositary. Each

ADR represents

one ADS

and each ADS
represents

ten of our ordinary

shares. Until

July 23, 2007,

each ADS

represented

one of our ordinary

shares.

The cumulative

preference

shares are

not traded

on any exchange.

There have

been no trading

suspensions

with respect

to our ordinary

shares on

the JSE during

the past three

years ended

June 30, 2021,
nor have there

been any trading

suspensions

with respect

to our ADRs

on the New

York Stock Exchange

since our

listing on that

market.

9B. PLAN OF

DISTRIBUTION
Not applicable.
9C. MARKETS
Nature of Trading Markets

See “Offer and

Listing Details”

above
.
9D. SELLING

SHAREHOLDERS
Not applicable.
9E. DILUTION
Not applicable.
9F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL

INFORMATION
10A. SHARE CAPITAL
Not applicable.
10B. MEMORANDUM

OF INCORPORATION
As

of

June 30,

2021,

we

had

authorized for

issuance 1,500,000,000 ordinary

shares of

no

par

value (as

of

September 30,

2021:
1,500,000,000),

and 5,000,000

cumulative

preference

shares of

R0.10 par

value (as

of September

30, 2021:

5,000,000).

On this

date, we

had issued
864,588,711 ordinary shares (as of September 30, 2021:

864,588,711)

and 5,000,000 cumulative preference

shares (as of September 30, 2021:
5,000,000).

Set out below

are brief

summaries

of certain

provisions

of our Memorandum

of Incorporation,

or our

MOI, the

Companies

Act of South
Africa and

the JSE

Listings

Requirements,

all as

in effect

on June

30, 2021

and September

30, 2021.

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

30, 2021 and

September

30, 2021, no

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

cumulative

voting.
Sinking fund

provisions

and liability

to further

capital calls

There are no

sinking fund provisions in

the MOI

attaching to any

class of

the company shares,

and the

company does not

subject
shareholders

to liability

to further

capital calls.
Provision

that would delay/prevent

change of control

The Companies

Act provides

that companies

which propose

to merge

or amalgamate

must enter

into a written

agreement

setting out

the
terms thereof.

They must

prove that

upon

implementation of the

amalgamation or

merger each

will

satisfy the

solvency and

liquidity test.
Companies

involved in disposals,

amalgamations

or mergers,

or schemes

of arrangement

must obtain a

compliance

certificate

from the Takeover
Regulation

Panel, pass

special resolutions

and in some

instances

they must obtain

an independent

expert report.
10C. MATERIAL CONTRACTS
Amendment

and extension

to ZAR300 million

Revolving

Credit Facility

On September

14, 2020,

DRDGOLD Limited

amended the

initial R300

million Revolving

Credit Facility

(“
RCF
”) secured

with
ABSA Bank Limited (acting through its Corporate and Investment Banking division) to a R200 million RCF and simultaneously extended the
final repayment date to September 14, 2022. The RCF remained undrawn at June 30, 2021.

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
1

shall not be less than 4 times and (ii) net
debt 2

to Adjusted EBITDA shall not exceed 2 times.

1 Interest cover means the ratio of Adjusted EBITDA to Total

Net Interest (interest charged on Financial Indebtedness after deducting all interest received on Cash and cash equivalents (excluding interest received on restricted cash)).
2 Means Total Net Debt after deducting Cash and cash equivalents

(excluding restricted cash)
The description of the amended RCF is qualified by reference to the addendum to the RCF filed herewith as an Exhibit to our
Annual Report on Form 20-F for the year ended June 30, 2020.
Performance

Guarantee
On December 10, 2018, ABSA Bank Limited (acting through its Corporate and Investment Banking division) issued a performance guarantee (“ Guarantee
”) to Ekurhuleni Metropolitan Municipality (refer to Item 18. “Financial Statements

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

●
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
●
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
●
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

●
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

●
blocked current,

savings, interest

bearing deposit

accounts in

the books of

an authorized

dealer in

the banking sector;

●
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
● mutual funds.

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

2021 and 2020,

the corporate tax

rates for taxable mining

and non-mining income,

to which the

Companies in the
Group is subject, were 34% and

28%, respectively. The formula for determining the South African gold mining tax rate for fiscal

years ended
2021 and 2020 is: Y = 34 – 170/X. Where

Y is the percentage rate of tax payable and X is

the ratio of taxable income, net of any qualifying
capital expenditure that bears to mining income derived, expressed as a percentage.

With effect from April 1, 2014, Section 8F of the

Income Tax Act results

in any amount of interest which is incurred in respect of a
“
hybrid debt

instrument
” is

deemed to

be a

dividend
in specie

declared by

the payor

and received

by the

recipient which

is exempt

from
income tax, as opposed

to interest which is

taxable. The terms of

some of our intercompany

loans cause the affected

loans to be deemed

as
“ hybrid debt instruments
” and the interest thereof

to be deemed to

be an exempt dividend
in specie
. This characterization of

the affected loans
as a “ hybrid debt instrument
” was not impacted by subsequent

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
●
a citizen or

individual

resident of

the United

States;

●
a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the
United States

or any political

subdivision

thereof;

●
an estate,

the income

of which is

subject to U.S.

federal income

tax without

regard to

its source;

or

●
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
●
the gain

or excess

distribution

will

be allocated

ratably

over a

U.S.

holder's

holding period

for the

ordinary

shares

or ADRs,

as applicable;

●
the amount

allocated

to the taxable

year in

which a U.S.

holder realizes

the gain or

excess distribution

will be

taxed as

ordinary income;

●
the amount

allocated

to each

prior year

(other than

a pre-PFIC

year),

with certain

exceptions,

will be

taxed at

the highest

tax rate

in effect
for that year;

and

●
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

of the ordinary shares

or ADRs in
the hands

of a U.S.

holder who

acquired them

from a decedent

will be the

lesser of

the decedent's

tax basis

or the fair

market value

of the ordinary
shares or ADRs. U.S.

holders desiring

to make the mark-to-market

election are urged

to consult their tax

advisors with respect

to the application
and effect

of making the

election for

the ordinary

shares or

ADRs.

In the case of

a U.S. holder who

holds ordinary

shares or ADRs

and who does not

make a mark-to-market

election, the

special tax

and
interest charge

described above

will not apply

if such holder

makes an election

to treat us as

a “qualified

electing fund”

in the first

taxable year

in
which such

holder owns

the ordinary

shares or

ADRs

and if we

comply with

certain reporting

requirements.

However, we

do not intend

to supply
U.S. holders

with the

information

needed

to report

income

and gain

pursuant

to a

“qualified

electing

fund”

election

in the

event

that we

are classified
as a PFIC.

We believe that we

were not a PFIC for

our fiscal year ended June 30, 2021. However, under the PFIC rules income and assets are require to be measured

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

During fiscal 2021

we do

not hold

or issue
derivative financial instruments

for speculative purposes, nor did we hedge forward gold

sales.
However, in instances where we need

to incur
medium-term

borrowings

to finance

growth projects

that introduce

some liquidity

risk to

the Group,

we may

mitigate

this liquidity

risk by

entering
into an arrangement

to provide price

protection against

a possible decrease

in the Rand gold price

while borrowings

are in place.

For example in
fiscal 2019

we entered

into a hedging

instrument

in the form

of a collar

in respect

of 50,000 ounces

of gold that

expired at

the end of

May 2019.
Commodity

price risk

The rand market price of gold

has a significant effect

on our results of operations,

our ability and the ability

of our subsidiaries

to pay
dividends and

undertake

capital expenditures,

and the market

price of our

ordinary shares

or ADSs. Historically,

rand gold prices

have fluctuated
widely and are

affected by numerous

industry factors

over which we

have no control.

The aggregate

effect of these

factors on the

rand gold price
is impossible

for us to predict.

The rand price

of gold may

not remain

at a level

allowing us

to economically

exploit our reserves.

It is

our long-term

policy

not to

hedge

this commodity

price

risk. However,

in instances

where

we need

to incur

medium-term

borrowings
to finance growth

projects that introduce

some liquidity risk

to the Group, we may mitigate

this liquidity risk

by entering into an arrangement

to
provide price

protection

against a

possible decrease

in the Rand

gold price

while borrowings

are in place.
Concentration

of credit

risk
Credit risk

is the

risk of

financial

loss to

us if

a customer

or counterparty

to a

financial

instrument

fails to

meet its

contractual

obligations,
and arises

principally

from our trade

and other receivables

from customers
.

The Group

manages

its exposure

to credit

risk on

cash and

cash equivalents

and cash

and cash

equivalents

in environmental

rehabilitation
trust

funds (classified

as investments

in rehabilitation

obligation

funds

in the

statement

of financial

position),

by investing

cash

and cash

equivalents
across several

major financial

institutions,

considering

the credit

ratings of

the respective

financial institutions,

funds and

underlying

instruments.

The Group

manages its

exposure

to credit

risk on trade

receivables

by maintaining

a short

term cycle

to settlement

of 2 days.

The Group
manages its

exposure to

credit risk

on other receivables

by dealing with

a number of

counterparties,

ensuring that

these counterparties

are of good
credit standing

and transacting on

a

secured or

cash basis

where considered required.

Receivables are regularly

monitored and

assessed for
recoverability.
Foreign currency

risk

Our reporting

currency

is South

African

rand. Although

gold is

sold in

US dollars,

the Company

is obliged

to convert

this into

rands. No
hedges

were

entered

into during

fiscal

2021. We are

thus exposed

to fluctuations

in the

US dollar/rand

exchange

rate.

Foreign

exchange

fluctuations
affect the cash flow

that we will realize

from our operations

as gold is sold in US dollars,

while production

costs are incurred

primarily in rands.
Our results

are positively

affected when

the US dollar

strengthens

against the

rand and

adversely affected

when the

US dollar

weakens against

the
rand. Our cash

and cash equivalent

balances are

mostly held

in South African

rands. Holdings

denominated

in other currencies

are not material.
Liquidity risk - Long-term debt
Set out below is an analysis of our debt as at June 30, 2021 consisting of capital and interest related to lease liabilities. All of our long-term debt is denominated in South African rand.
Interest rate
Total

8.8% - 10.3%
R'm
Repayment period
2022 20.5
2023 18.3
2024 12.6
2025 5.9
2026 5.2
2027 1.3
Total

63.8
Based on our fiscal year 2021 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would
(increase)/decrease our interest expense by R0.5 million.
ITEM 12. DESCRIPTION

OF SECURITIES

OTHER THAN EQUITY

SECURITIES

See Item 9.

"The Offer and

Listing Details".
12A. DEBT SECURITIES
Not applicable
.
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

investor
relations

service vendors).

After the

deduction

of other

fees, the

annual reimbursement

for the

year ended

June 30,

2021 amounts

to approximately
$51,944 (June 30, 2020:

$16,237, June 30, 2019:

$5,974). DRDGOLD is also entitled to

a 25%

share of the

dividend fees which amounts to
approximately

$65,551 for

the year

ended June

30, 2021 (June

30, 2020:

$nil, June

30, 2019: $20,195).

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES

AND DELINQUENCIES

There have

been no material

defaults in the

payment of

principal, interest,

a sinking or purchase

fund installment,

or any other material
defaults with

respect to

any indebtedness

of ours.
ITEM 14. MATERIAL MODIFICATIONS

TO THE RIGHTS OF

SECURITY HOLDERS

AND USE OF PROCEEDS

None
ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure

Controls and

Procedures
As

of

June

30,

2021,

our

management,

with

the

participation

of

our

Chief

Executive

Officer

and

Chief

Financial

Officer

have
evaluated the effectiveness of our

disclosure controls and procedures (as

this term is defined in

Rules 13a-15(e) and 15d-15(e)

of the Exchange
Act).

Our

management,

including

the

Chief

Executive

Officer

and

Chief

Financial

Officer,

concluded

that

our

disclosure

controls

and
procedures were effective as of June 30, 2021.
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us
in the reports

that we file

or submit under

the Securities Exchange Act

of 1934 is

recorded, processed, summarized and

reported, within the
time periods specified in the

applicable rules and forms

and that such information required

to be disclosed by

us in the reports we

file or submit
under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our Chief Executive Officer and
Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.
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

Section 404(a) of

the Sarbanes Oxley

Act of 2002,

management is required

to assess our

internal
controls surrounding the

financial reporting process

as at the

end of each fiscal

year. Based

on that assessment, management

is to determine
whether or not our internal controls over financial reporting are effective.

Internal control over financial reporting includes those policies and procedures that:

●
pertain to the maintenance

of records that in reasonable

detail accurately and fairly

reflect the transactions and

dispositions of
our assets;
●
provide

reasonable

assurance

that

transactions

are

recorded

as

necessary

to

permit

preparation

of

financial

statements

in
accordance with

IFRS, and

that our

receipts and

expenditures are

being made

only in

accordance with

authorizations of

our
management and board; and
●
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

Our

management

assessed

the

effectiveness

of

our

internal

control

over

financial

reporting

as

of

June 30, 2021.

In

making

this
assessment, our

management used

the criteria

set forth

by the
Internal Control

-Integrated Framework

(2013)
issued by

the Committee

of
Sponsoring Organizations of the Treadway Commission (COSO). Based

on our assessment and those criteria,

our management concluded that
as of June 30, 2021 our internal control over financial reporting was effective.

15C. Attestation

Report of the

independent registered

public accounting

firm
The effectiveness of internal control over financial reporting as of June

30, 2021 was audited by KPMG Inc., independent registered
public accounting firm, as stated in their report on page F-1 of this Form 20-F.

15D. Changes

in Internal

Control Over

Financial Reporting
During the

year ended

June 30,

2021, there

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

ended June 30, 2021,

2020 and 2019,

for
which audited

financial

statements

appear in

this Annual

Report. The

Annual General

Meeting elects

the auditors

annually.

The following

table presents

the aggregate

fees for professional

audit services

and other services

rendered by

KPMG Inc.

to us in fiscal
year 2021 and

2020:
Audit Fees
Audit fees billed for the annual audit services engagement,

which are those services that the external auditor reasonably can provide,
include the company

audit; statutory

audits; comfort

letters and consents;

attest services;

and assistance with

and review of documents

filed with
the SEC.
Auditors' remuneration
Year ended

June 30,
2021 2020
R m R m
Audit fees 9.1 8.4
All other fees 0.7 0.4
Total 9.8 8.8
All Other

Fees

The all other fees during fiscal year 2021 consist of the following:
●
R0.5 million with

respect to limited assurance

provided by KPMG on

specified items contained in

our Integrated Report

for fiscal
year 2020; and
●
R0.2 million with

respect to limited assurance

provided by KPMG on

specified items contained in

our Integrated Report

for fiscal
year 2021;

The all other fees during fiscal year 2020 consist of the following:
●
R0.2 million with

respect to limited assurance

provided by KPMG on

specified items contained in

our Integrated Report

for fiscal
year 2019; and
●
R0.2 million with

respect to limited assurance

provided by KPMG on

specified items contained in

our Integrated Report

for fiscal
year 2020

The Audit Committee

is directly responsible

for recommending the

appointment, re-appointment and

removal of the

external auditors
as well

as the

remuneration and

terms of

engagement of

the external

auditors. The

committee pre-approves,

and has pre-approved,

all non-
audit services provided by the external auditors. The Audit Committee considered

all of the

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

of certain of the NYSE Listing

Standards on corporate

governance. DRDGOLD's

home country corporate

governance practices
are regulated by the Listing Requirements of the

JSE
(the "
JSE Listing

Requirements
").
We

are also exempt from certain NYSE

corporate
governance requirements as a "controlled company". The following paragraphs summarize the significant ways in which DRDGOLD's home
country

corporate

governance

standards

and its

corporate

governance

practices

differ from

those followed

by domestic

companies

under the

NYSE
Listing Standards.
Shareholder meeting

quorum requirements
●
Section 310.00 of the NYSE

Listing Standards

provides that the

quorum required for

any meeting of holders

of common stock should
be

sufficiently high

to

insure a

representative vote.

Consistent with

the

practice of

companies incorporated

in

South

Africa, our
Memorandum of Incorporation requires a quorum of

three members present with sufficient voting

powers in person or

by proxy

to
exercise

in aggregate

25% of the voting

rights and

we have elected

to follow our

home country

rule.
●
The NYSE Listing

Standards require

that the non-management

directors of

US-listed companies

meet at regularly

scheduled executive
sessions without

management.

The JSE Listings

Requirements

do not require

such meetings

of listed

company non-executive

directors.
The board

has unrestricted access

to all

company information, records, documents and

property. Directors

may,

if necessary,

take
independent professional advice at the

Company’s expense and

non-executive directors have access to

management and may

meet
separately

with management,

without the

attendance

of executive

directors.
●
The NYSE Listing Standards

require U.S. listed companies

to have a nominating/corporate

governance committee

composed entirely
of independent

directors.

The JSE

Listing

Requirements

also require

the appointment

of such

a committee,

and stipulate

that all

members
of

this

committee must

be

non-executive

directors, the

majority of

whom

must

be

independent. DRDGOLD has

a

Nominations
Committee

which currently

comprises

six non-executive

directors,

all of whom

are independent

under the

NYSE Listing

Standards

and
the JSE Listing

Requirements,

except for

T.J. Cumming. The Nominations

Committee

is chaired

by the Chairman

of DRDGOLD.
●
The NYSE

Listing Standards require

U.S. listed

companies to

have a

compensation committee composed entirely

of

independent
directors.

The JSE Listing

Requirements

merely require

the appointment

of such a committee

but not that its

members be

independent.
DRDGOLD has appointed

a Remuneration Committee,

currently comprising

five board members,

all of whom are independent

under
both the JSE

Listing Requirements

and the NYSE

Listing Standards,

except for

T.J. Cumming.

●
The NYSE Listings

Standards require

U.S. listed companies

to have an Audit Committee

composed entirely

of independent directors.
The South African Companies Act requires

that the audit committee be approved by shareholders

on an annual basis at a company’s
annual general

meeting. The Companies

Act and the JSE Listings

Requirements also

require an audit

committee composed

entirely of
independent non-executive

directors. DRDGOLD

has appointed an Audit

Committee, currently

comprised of four board

members, all
of whom

are non-executive

and independent,

as defined

under both

the JSE

Listings

Requirements

and the

NYSE Listing

Requirements
●
The Companies

Act and

the JSE

Listings

Requirements

require the

appointment

of a Social

and Ethics

Committee,

and DRDGOLD

has
appointed a

Social and

Ethics Committee,

comprising four

directors,

three of whom

are independent

non-executive

directors.
ITEM 16H. MINE

SAFETY DISCLOSURES

Not applicable.

88
PART III
ITEM 17. FINANCIAL

STATEMENTS
Not applicable.
ITEM 18 FINANCIAL STATEMENTS
The following annual financial statements and related auditor’s report are filed as part of this Annual
Report Page
Report of the Independent Registered Public Accounting Firm

F‑1
Consolidated statement of profit or loss and other comprehensive income for the years ended June 30, 2021,
2020 and 2019 F-4
Consolidated statement of financial position at June 30, 2021 and 2020 F‑5
Consolidated statement of changes in equity for the years ended June 30, 2021, 2020 and 2019 F‑6
Consolidated statement of cash flows for the years ended June 30, 2021, 2020 and 2019 F‑5
Notes to the consolidated financial statements

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

We

have audited the

accompanying consolidated statements of

financial position of DRDGOLD

Limited and subsidiaries

(the Company) as

of June
30, 2021 and 2020,

the related consolidated statements of

profit or loss and other

comprehensive income, changes in equity,

and cash flows for each
of the

years in

the three-year

period ended

June 30,

2021, and

the related

notes (collectively,

the consolidated

financial statements).

We

also have
audited the

Company’s

internal control

over financial

reporting as

of June

30, 2021,

based on

criteria established

in Internal

Control –

Integrated
Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30,

2021 and 2020,

and the results of

its operations and its

cash flows for

each of the years

in the three-year

period ended June

30, 2021, in
conformity

with International

Financial Reporting

Standards

as issued

by the

International Accounting

Standards

Board. Also

in our

opinion, the
Company maintained,

in all material

respects, effective

internal control over

financial reporting as

of June

30, 2021 based

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
Critical Audit Matters
The critical

audit matters

communicated below

are matters

arising from

the current

period audit

of the

consolidated financial

statements that

were
communicated or required

to be communicated

to the audit

committee and that:

(1) relate to

accounts or

disclosures that are

material to the

consolidated
financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way

our opinion on the consolidated

financial statements, taken as

a whole, and we are

not, by communicating the critical

audit matters
below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Evaluation of the provision for environmental rehabilitation
As discussed in

note 11

to the consolidated

financial statements, the

Company has recorded

a provision for

environmental rehabilitation of

R 570.8
million

as

of

June

30,

2021.

The

Company’s

estimates

of

undiscounted

environmental

rehabilitation

costs

used

in

calculating

the

provision

are
determined with the

assistance of an

independent expert and

are based on

the Company’s

environmental management plans

which are developed

in
accordance

with

current

regulatory

requirements,

the

Company’s

life-of-mine

(“LOM”)

plan

(discussed

in

note

9

to

the

consolidated

financial
statements) and the planned method of rehabilitation.

We

identified the evaluation

of the provision

for environmental rehabilitation

as a critical

audit matter.

Subjective auditor judgment

and specialized

skills and knowledge were required to evaluate the current

regulatory requirements, the Company’s LOM plan, specifically the estimated quantities of economically recoverable gold, and the planned method of rehabilitation.
The following are the primary procedures we performed to address this critical audit matter:
●
We evaluated the design and tested the

implementation and operating effectiveness of

certain internal controls relating

to the Company’s process
to determine

the environmental

rehabilitation provision.

This included

controls related

to the

assessment of

current regulatory

requirements,
determination of the

Company’s LOM

plan, specifically related

to the estimated

quantities of economically

recoverable gold, and

the planned
method of rehabilitation;

●
We

involved

environmental

rehabilitation

professionals

with

specialised skills

and knowledge,

who

assisted in

evaluating

the

results of

the
Company’s undiscounted estimated environmental costs detailed in the independent environmental expert’s reports.

This was performed by:
-
evaluating the objectivity, knowledge, skills and ability of the Company’s expert by comparing their professional qualifications, experience and affiliations against industry norms and obtained and understanding of their scope of work; and

-
evaluating a

selection of sites

by performing site

inspections and challenging

the planned method

of rehabilitation that

was determined in
respect

of

each

selected

site.

This

was

performed

by

comparing

the

planned

method

of

rehabilitation

to

the

estimated

quantities

of
economically recoverable gold as indicated in the approved LOM plan, confirming that it is compliant with the environmental management plans

as

approved

by

the

Department

of

Mineral

Resources

and

Energy,

where

applicable,

aligned

with

current

industry

practices

and
regulatory requirements, and

comparing selected inputs

to the Company’s

mineral reserves and

resources report that

was reviewed by

the
Company’s independent mineral resources expert.
●
We evaluated the objectivity, knowledge,

skills and

ability of

the Company’s independent

mineral resources

experts, that reviewed

management’s
mineral reserves and resources estimates, by comparing their professional qualification, experience and affiliation against industry norms;
●
We

evaluated the

mineral resources

experts’ reports

by vouching

a selection

of the

reported reclamation

sites to

environmental approvals

or
mining

rights and

evaluated the

methodology

and certain

key assumptions

used to

measure the

quantities of

economically recoverable

gold
against industry norms; and
●
We evaluated

the reasonableness of the total estimated quantities of economically recoverable gold as indicated

in the LOM plan by agreeing a
selection of

period to

period movements to

the current

period actual recovered

gold and

increments or adjustments

to the

data in

the expert’s
report.
Evaluation of deferred tax liabilities related to the Ergo and FWGR operations
As discussed in Note

18 to the consolidated

financial statements, the Company

has recorded a deferred

tax liability of R377.1

million as of June 30,
2021, a portion of which

related to the Ergo and

FWGR operations. The deferred tax

liabilities related to the Ergo and

FWGR operations are calculated
by applying a

forecast weighted average tax

rate to the

temporary differences. The

calculation of the

forecast weighted average

tax rate requires the
use of assumptions and

estimates, including the Company’s life-of-mine

(“LOM”) plan (as discussed

in note 9 to

the consolidated financial

statements)
that is applied to calculate the expected future profitability.
We identified the valuation

of deferred tax liabilities related to the Ergo and FWGR

operations as a critical audit matter.

Subjective auditor judgment
and specialised skills and knowledge were required to

evaluate the expected future profitability, that is based on the LOM plan, which includes certain
key assumptions about the estimated quantities of economically recoverable gold and the forecasted rand gold price.
The following are the primary procedures we performed to address this critical audit matter:
●
We

evaluated

the

design

and

tested

operating

effectiveness

of

certain

internal

controls

relating

to

the

Company’s

process

to

develop

the
assumptions and estimates used in

calculating the forecast weighted average tax

rate. This included controls related to

certain key assumptions
about the

forecasted rand

gold price

and estimated

quantities of

economically recoverable

gold that

are applied

in determining

the expected
future profitability;
●
We

evaluated

the

objectivity,

knowledge,

skills

and

ability

of

the

Company’s

independent

mineral

resources

experts,

who

reviewed
management’s

mineral

reserves

and

resources

estimates,

by

comparing

their

professional

qualifications,

experience

and

affiliations

against
industry norms;
●
We

evaluated the

mineral resources

experts’ reports

by vouching

a selection

of the

reported reclamation

sites to

environmental approvals

or
mining

rights and

evaluated the

methodology

and certain

key assumptions

used to

measure the

quantities

of economically

recoverable gold
against industry norms;

●
We evaluated the

reasonableness of the total estimated quantities of economically recoverable gold as indicated in the LOM plan by agreeing a
selection of

period to period

movements to the

current period

actual recovered gold

and increments or

adjustments to

the data in

the expert’s
report;

● We evaluated the forecast rand gold price by comparing it to independent analyst reports;
●
We

evaluated the Company’s

ability to accurately

forecast its expected

future profitability by

comparing the historical

projections of the

rand
gold price and estimated quantities of economically recoverable gold to actual results; and
● We performed a sensitivity analysis to assess the impact that changes in the forecasted rand gold price and estimated quantities of economically recoverable gold, could have had on the expected future profitability and resultant calculated forecast weighted average tax rate.
Valuation

of the investment in Rand Refinery Proprietary Limited
As discussed

in Note

25.1 to

the consolidated

financial statements,

the

Company has

an unlisted

equity

investment in

Rand Refinery

Proprietary
Limited (RR) that is valued at R119.3 million as

of 30 June 2021. The fair value

of the RR investment includes the valuation

of the refining operations

(excluding Prestige Bullion) using a free cash flow

(“FCF”) model and the valuation of RR’s

investment in Prestige Bullion (Prestige) using a

finite-
life dividend discount (“DD”) model.

We identified the

valuation of the investment in RR as a critical audit

matter. Subjective auditor judgment and specialised skills and knowledge were
required to evaluate certain key

inputs used in the FCF

and DD models, specifically the

forecasted average gold and

silver prices and discount rates,
including the weighted

average cost of capital,

cost of equity and

the marketability and

minority discount rates, applied

to calculate the

overall total
fair value for RR.
The following are the primary procedures we performed to address this critical audit matter:
●
We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to determine the fair value of the investment in RR. This included controls related to the determination of key inputs including the forecasted average gold and silver
prices and discount rates;
● We involved valuation professionals with specialized skills and knowledge, who assisted in:
-
evaluating the forecasted

average gold and silver

prices used in the

FCF and DD models

by comparing them to

independent analysts’ reports;
-
evaluating the discount rates used by management in the FCF and DD valuation models by comparing them against the discount rate ranges
that were independently developed using publicly available macroeconomic indicators and market data for comparable entities;
-
developing an independent range of fair values, using the independently developed discount rates and the forecasted average gold and silver
prices, and compared our range of fair values to the Company’s calculated fair value for the investment in RR; and
-
performing a sensitivity analyses

to assess the impact

on the calculated fair

value of changes to

the certain key inputs

used in the FCF

and
DD models.

/s/ KPMG Inc.
We have served as the Company’s

auditor since 2003.

Johannesburg,

Republic of South Africa
October 28, 2021

CONSOLIDATED STATEMENT

OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
for the year ended June 30, 2021

Amounts in R million Note 2021 2020 2019
Revenue 4
5,269.0
4,185.0
2,762.1
Cost of sales 5.1
(3,388.2)
(2,937.9)
(2,553.9)
Gross profit from operating activities
1,880.8
1,247.1
208.2
Other income 5.2
0.1
0.7
7.9
Administration expenses and other costs 5.3
(64.0)
(309.9)
(90.9)
Results from operating activities
1,816.9
937.9
125.2
Finance income 6
216.2
109.8
58.3
Finance expense 7
(69.5)
(68.8)
(78.4)
Profit before tax
1,963.6
978.9
105.1
Income tax 18.1
(523.7)
(343.9)
(26.6)
Profit for the year
1,439.9
635.0
78.5
Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax
Net fair value adjustment on equity investments at fair value through other comprehensive income
(34.4)
190.6
(5.9)
Fair value adjustment on equity investments at fair value through other comprehensive income 25
(28.2)
191.8
(5.9)
Deferred tax thereon 18.2
(6.2)
(1.2)
-
Total other comprehensive income for the year
(34.4)
190.6
(5.9)
Total comprehensive income for the year
1,405.5
825.6
72.6
Earnings per share
Basic earnings per share (SA cents per share) 8
168.4
82.5
11.8
Diluted earnings per share (SA cents per share) 8
167.2
81.0
11.5
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT

OF FINANCIAL POSITION
at June 30, 2021

Amounts in R million Note 2021 2020
ASSETS
Non-current assets
3,675.3
3,485.4
Property, plant and equipment 9
2,809.7
2,621.1
Investments in rehabilitation obligation funds 12
652.2
626.0
Payments made under protest 24
40.5
35.0
Other investments 25
167.1
195.3
Deferred tax asset 18.2
5.8
8.0
Current assets
2,672.7
2,189.8
Inventories 17
340.0
323.4
Current tax receivable
8.6
4.9
Trade and other receivables 15
144.1
146.4
Cash and cash equivalents 13
2,180.0
1,715.1
TOTAL ASSETS
6,348.0
5,675.2
EQUITY AND LIABILITIES
Equity
4,820.4
4,040.2
Stated share capital 21.1
6,157.9
6,157.9
Retained earnings
(1,337.5)
(2,117.7)
Non-current liabilities
996.1
889.1
Provision for environmental rehabilitation 11
570.8
568.9
Deferred tax liability 18.2
377.1
273.1
Liability for post-retirement medical benefits (2020: Employee benefits)
10.3
10.1
Lease liabilities 10.2
37.9
37.0
Current liabilities
531.5
745.9
Trade and other payables 16
509.8
478.8
Liability for cash-settled long-term incentive scheme (2020: Employee benefits) 19.1
-
227.6
Current portion of lease liabilities 10.2
16.9
10.1
Current tax liability
4.8
29.4
TOTAL LIABILITIES
1,527.6
1,635.0
TOTAL EQUITY AND LIABILITIES
6,348.0
5,675.2
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
for the year ended June 30, 2021

Stated
share Other Retained Total
Amounts in R million Note capital reserves earnings equity
Balance at June 30, 2018
4,177.7
-
(2,910.4)
1,267.3
Total comprehensive income
Profit for the year
78.5
78.5
Other comprehensive income
(5.9)
(5.9)
Total comprehensive income - -
72.6
72.6
Transactions with the owners of the parent
Contributions and distributions
Equity instruments issued as purchase consideration for the
acquisition of Far West Gold Recoveries (" FWGR ")
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
Issue of ordinary shares 21.1
1,085.6
1,085.6
Expenses incurred on issue of ordinary shares
(0.5)
(0.5)
Reallocation of the equity instruments on exercise of the Sibanye-
Stillwater option 21.2
(453.6)
453.6
-
Dividend on ordinary shares 21.2
(565.1)
(565.1)
Equity-settled share-based payment 19.2
6.0
6.0
Total contributions and distributions
1,085.1
(453.6)
(105.5)
526.0
Balance at June 30, 2020
6,157.9
-
(2,117.7)
4,040.2
Total comprehensive income
Profit for the year
1,439.9
1,439.9
Other comprehensive income
(34.4)
(34.4)
Total comprehensive income - -
1,405.5
1,405.5
Transactions with the owners of the parent
Contributions and distributions
Dividend on ordinary shares 21.2
(641.3)
(641.3)
Equity-settled share-based payment 19.2
16.0
16.0
Total contributions and distributions
-
-
(625.3)
(625.3)
Balance at June 30, 2021 21.1
6,157.9
-
(1,337.5)
4,820.4
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT

OF CASH FLOWS
for the year ended June 30, 2021

Amounts in R million Note 2021 2020 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations 14
1,851.0
1,309.6
282.0
Finance income received
105.9
63.8
16.8
Dividends received
76.1
4.3
-
Finance expenses paid
(7.5)
(8.7)
(9.3)
Income tax paid
(452.1)
(240.1)
(1.2)
Net cash inflow from operating activities
1,573.4
1,128.9
288.3
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment
(395.7)
(181.1)
(347.4)
Environmental rehabilitation payments to reduce decommissioning liabilities 11
(51.0)
(22.1)
(16.6)
Proceeds on disposal of property, plant and equipment 5.2
0.1
0.7
5.8
Funds received from environmental obligation funds 12
-
-
55.2
Net cash outflow from investing activities
(446.6)
(202.5)
(303.0)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of ordinary shares 21.1
-
1,085.6
-
Share issue expenses
-
(0.5)
(0.3)
Acquisition of treasury shares 21.1
-
-
(0.3)
Dividends paid on ordinary shares
(640.9)
(564.5)
-
Borrowings raised
-
-
192.0
Borrowings paid
-
-
(192.0)
Initial fees incurred on facility
(1.0)
-
(3.6)
Repayment of lease liabilities 10.2
(11.6)
(11.4)
(3.7)
Net cash (outflow)/inflow from financing activities
(653.5)
509.2
(7.9)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS
473.3
1,435.6
(22.6)
Impact of fluctuations in exchange rate on cash held
(8.4)
-
-
Cash and cash equivalents at the beginning of the year 1,715.1 279.5
302.1
CASH AND CASH EQUIVALENTS AT

THE END OF THE YEAR
13
2,180.0
1,715.1
279.5
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended June 30, 2021

1

ABOUT THESE CONSOLIDATED

FINANCIAL STATEMENTS
Reporting entity
The DRDGOLD

Group is

primarily involved

in the

retreatment of

surface gold.

The consolidated

financial statements

comprise
DRDGOLD Limited (the “ Company
”) and its subsidiaries

who are all wholly

owned subsidiaries and

solely operate in South

Africa
(collectively

the “
Group
” and

individually “
Group Companies
”).

The Company

is domiciled

in South

Africa

with a

registration
number of

1895/000926/06. The

registered address

of the

Company is

Constantia Office

Park, Cnr

14th Avenue

and Hendrik
Potgieter Road, Cycad House, Building 17, Ground Floor,

Weltevreden Park, 1709.
The DRDGOLD Group

is
50.1
% held by

Sibanye Gold Limited,

which in turn

is a wholly

owned subsidiary of
Sibanye Stillwater
Limited

(“
Sibanye-Stillwater ”).
Basis of accounting
The

consolidated

financial

statements

have

been

prepared

in

accordance

with

International

Financial

Reporting

Standards
(“ IFRS
”)

and

its

interpretations

issued

by

the

International

Accounting

Standards

Board

(“
IASB
”).

The

consolidated

financial
statements were approved by the board for issuance on October 28, 2021.
Functional and presentation currency
The functional and presentation currency of

DRDGOLD and its subsidiaries is

South African rand (“
Rand
”). The amounts in

these
consolidated financial statements

are rounded to

the nearest million

unless stated otherwise.

Significant exchange rates

during
the year are set out in the table below:
South African rand / US dollar 2021 2020 2019
Spot rate at year end
14.27
17.32
14.07
Average prevailing rate for the financial year
15.40
15.66
14.18
Basis of measurement
The consolidated financial statements are prepared on the historical cost basis, unless otherwise stated.
Basis of consolidation
Subsidiaries
Subsidiaries are

entities controlled

by the

Group. The

Group controls

an entity

when it

is exposed

to, or

has rights

to, variable
returns from its

involvement with the

entity and has

the ability to

affect those returns through

its power over

the entity. The financial
statements of subsidiaries

are included in

the consolidated financial

statements from the

date that control

commences until the
date that control ceases.
Loss of control
When the Group loses control

over a subsidiary,

it derecognises the assets and

liabilities of the subsidiary,

and any related NCI
and

other components

of equity.

Any

resulting gain

or

loss is

recognized

in

profit

or

loss.

Any interest

retained in

the forme

r
subsidiary is measured at fair value when control is lost.
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
NOTE 25

OTHER INVESTMENTS
NOTE 26

CONTINGENCIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

3

NEW STANDARDS,

AMENDMENTS TO STANDARDS

AND INTERPRETATIONS
New standards, amendments to standards and interpretations effective for the year ended June 30, 2021
During

the financial

period, the

following relevant

new and

revised

accounting standards,

amendments to

standards and

new
interpretation were adopted by the Group:
Definition of Material (Effective July 1, 2020)
The amendment

clarifies the definition

of material to

make it easier

to understand

and provides guidance

on how the

definition
should be applied. The

changes in the definition now

ensures that the definition

is consistent across all

IFRS standards and the
Conceptual Framework.
●
old definition (IAS

1): Omissions or

misstatements of items

are material if

they could, individually

or collectively,

influence the
economic decisions that users make on the basis of the financial statements;
●
new definition (IAS

1): Information is

material if omitting,

misstating or obscuring

it could reasonably

be expected to

influence
the decisions that

the primary users of

general-purpose financial statements make

on the basis of

those financial statements,
which provide financial information about a specific reporting entity.
The

definition of

material

omissions or

misstatements from

IAS

8
Accounting Policies,

Changes in

Accounting Estimates
and
Errors

has been removed.

The amendments to IAS 1 and IAS 8 did not have a significant impact on the Group.
Amendments to References to Conceptual Framework in IFRS (Effective July 1, 2020)
The IASB decided to revise the Conceptual Framework because certain important issues were not covered and certain guidance was unclear or out of date. The revised Conceptual Framework, issued by the IASB in March 2018, includes:
●
new concepts on measurement including factors to be considered when selecting the measurement basis;
●
new concepts on presentation

and disclosure, including when

to classify income and

expenses in other comprehensive

income;
●
new guidance on when assets and liabilities are removed from financial statements;
●
updated definitions of an asset and liability;
●
updated recognition criteria for including assets and liabilities in financial statements;
●
clarified concepts of prudence, stewardship, measurement uncertainty and substance over form; and
●
the

IASB

also

updated

references

to

the

Conceptual

Framework

in

IFRS

by

issuing

Amendments

to

References

to

the
Conceptual Framework in IFRS.
The amendments to the References to the Conceptual Framework did not have a significant impact on the Group.
New standards, amendments to standards and interpretations not yet effective
At the date

of authorisation

of these consolidated

financial statements, the

following relevant

standards, amendments to

standards
and interpretations that may be

applicable to the business of

the Group were in issue

but not yet effective and

may therefore have
an impact on

future consolidated financial

statements. These new

standards, amendments to

standards and interpretations

will
be adopted at their effective dates.

These new standards, amendments to standards and

interpretations are not expected to have a significant

impact on the Group
unless stated otherwise.
Annual Improvements to IFRS Standards 2018-2020 (Effective July 1, 2022)
As

part

of

its process

to

make

non-urgent

but

necessary

amendments

to

IFRS
Standards,

the

IASB

International

Accounting
Standards Board has issued the Annual Improvements to IFRS Standards 2018–2020.
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) (Effective July 1, 2022)
The IASB has amended IAS

16
Property, Plant and Equipment
to provide guidance on

the accounting for such

sale proceeds and
the related production costs.
Under the amendments, proceeds from

selling items before the related

item of property,

plant and equipment (PPE) is

available
for use should

be recognised in

profit or loss,

together with the

costs of producing

those items. IAS

2
Inventories

should be applied
in identifying and measuring these production costs.
The amendments apply retrospectively,

but only to items of property,

plant and equipment made available for use on or after the
beginning of the

earliest period presented in

the financial statements

in which the amendments

are adopted.

Management has
begun performing evaluation of whether the amendment will have a significant impact on the

Group. More detail will be disclosed
in future financial statements.
Definition of Accounting Estimate

(Amendments to IAS 8) (Effective July 1, 2023)
The amendments introduce

a new definition for

accounting estimates: clarifying that

they are monetary

amounts in the financial
statements that are subject to measurement uncertainty.
The amendments also

clarify the relationship between

accounting policies and

accounting estimates by

specifying that a

company
develops an accounting estimate to achieve the objective set out by an accounting policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

3

NEW STANDARDS,

AMENDMENTS TO STANDARDS

AND INTERPRETATIONS
continued
New standards, amendments to standards and interpretations not yet effective (continued)
Deferred Tax

related to Assets and

Liabilities Arising from a single

transaction – Amendments to

IAS 12
Income Taxes
(Effective July 1, 2023)
IAS

12
Income

taxes

clarifies

how

companies

should

account

for

deferred

tax

on

certain

transactions

–

e.g.

leases

and
decommissioning provisions. The amendments

narrow the scope of

the initial recognition exemption

so that it does

not apply to
transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset

and a

deferred tax

liability for

temporary differences

arising on

initial recognition

of a

lease and

a decommissioning
provision.
Classification of liabilities as current or non-current (Amendments to IAS 1) (Effective July 1, 2023)
To promote consistency in application and clarify the requirements on determining if a liability is current or non-current, the IASB has amended IAS 1 as follows:

Right to defer settlement must have substance
Under existing IAS 1 requirements, companies classify a liability as current when they do not have an unconditional right to defer
settlement of the liability for at least twelve months after the end of the reporting period.
As part of its amendments, the IASB

has removed the requirement for a

right to be unconditional and instead,

now requires that
a right to defer settlement must have substance and exist at the end of the reporting period.
Classification of debt may change
A company

classifies a

liability as

non-current if

it has

a right

to defer

settlement for

at least

twelve months

after the

reporting
period. The IASB

has now clarified that

a right to defer

exists only if

the company complies with

conditions specified in

the loan
agreement at the end of the reporting period, even if the lender does not test compliance until a later date.
Disclosure of Accounting Policy (Amendments to IAS 1 and IFRS Practice Statement 2) (Effective July 1, 2023)
The

Board

has

recently

issued

amendments

to

IAS

1
Presentation

of

Financial

Statements

and

an

update

to

IFRS

Practice
Statement 2 Making Materiality Judgements

to help companies provide useful accounting policy disclosures.
The key amendments to IAS 1 include:
●

requiring companies to disclose their material accounting policies rather than their significant accounting policies;
●

clarifying that accounting policies related to immaterial

transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and
●

clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.
The amendments are applied prospectively.
Management has commenced an evaluation

of the impact of

the amendment will have on

the Group. More detail will

be disclosed
in future financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

4

REVENUE
ACCOUNTING POLICIES
Revenue comprises

the sale

of gold

bullion and

silver bullion

(produced as

a by-product).

Revenue is

measured based

on the
consideration specified in a

contract with the

customer, which is based on the

London Bullion Market fixing

price on the date

when
the Group transfers control over the goods to the customer.

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
Amounts in R million 2021 2020 2019
Gold revenue
5,263.8
4,179.3
2,758.8
Silver revenue
5.2
5.7
3.3
Total

revenue
5,269.0
4,185.0
2,762.1
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
A change of
20
% in the average US Dollar gold price received during the financial year would have increased/(decreased) equity
and profit/(loss)

by the

amounts shown

below.

This analysis

assumes that

all other

variables remain

constant and

specifically
excludes the impact on income tax.
Amounts in R million 2021 2020 2019
20
% increase in the US Dollar gold price
1,053.8
837.0
552.4
20
% decrease in the US Dollar gold price
(1,053.8)
(837.0)
(552.4)
Exchange rate sensitivity
The Group's profitability and the cash flows

are significantly affected by changes in the Rand

to the US Dollar exchange rate. The
Group did not enter into forward sales of US Dollars, derivatives or other hedging arrangements to establish an exchange rate in advance for the sale of US Dollars to be received in the future.
A

change

of
20
%

in

the

average

Rand

to

US

Dollar

exchange

rate

received

during

the

financial

year

would

have
increased/(decreased) equity and profit/(loss)

by the amounts shown

below. This analysis assumes that

all other variables

remain
constant and specifically excludes the impact on income tax.
Amounts in R million 2021 2020 2019
20
% increase in the Rand to US Dollar exchange rate
1,053.8
837.0
552.4
20
% decrease in the Rand to US Dollar exchange rate
(1,053.8)
(837.0)
(552.4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

5

RESULTS FROM

OPERATING

ACTIVITIES
5.1

COST OF SALES
Amounts in R million Note 2021 2020 2019
Cost of sales
(3,388.2)
(2,937.9)
(2,553.9)
Operating costs (a)
(3,122.5)
(2,692.1)
(2,471.1)
Movement in gold in process and finished inventories - Gold Bullion
(25.6)
3.1
32.6
Depreciation

9
(252.5)
(270.8)
(169.1)
Change in estimate of environmental rehabilitation 11
12.4
21.9
60.0
Retrenchment costs (b)
-
-
(6.3)
The most significant components of operating costs include:
Consumable stores
(880.2)
(801.0)
(866.5)
Labour including short term incentives
(598.4)
(573.0)
(476.7)
Electricity
(488.2)
(420.9)
(399.4)
Specialist service providers
(510.7)
(447.5)
(437.1)
Machine hire
(127.4)
(95.2)
(77.7)
Security expenses
(122.8)
(87.8)
(59.9)
Water
(57.1)
(47.0)
(44.1)
Pre-production costs capitalised
-
-
93.7
Voluntary staff retrenchments
-
-
(6.3)
RELATED PARTY

TRANSACTIONS
FWGR entered into an agreement with Sibanye-Stillwater effective July 31, 2018 for the pumping and supply of water and electricity to the FWGR operations for which FWGR is invoiced based on metered usage of water and electricity.
FWGR also entered into a smelting agreement with Sibanye-Stillwater effective July 31, 2018 to smelt and recover gold from gold loaded carbon produced at FWGR, and deliver the gold to Rand Refinery. As consideration for this service, Sibanye-Stillwater receives a fee based on the smelting costs plus 10% of the smelting costs.
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
Amounts in R million 2021 2020 2019
Services rendered by related parties and included in operating costs:
Supply of water and electricity

1
68.1
50.0
16.9
Gold smelting and related charges

1
21.1
19.8
12.9
Other charges

1
0.7
1.6
-
Charges to Sibanye-Stillwater

2
-
(0.2)
(6.5)
Gold refining and related charges

3
6.8
4.9
3.6
96.7
76.1
26.9
1

Paid to Sibanye-Stillwater by FWGR
2

2019 charges relate to material processed on behalf

of Sibanye-Stillwater in terms of a toll treatment

agreement and recovered the related
costs from Sibanye-Stillwater. 2020 charges relate to miscellaneous items
3

Paid to Rand Refinery
5.2

OTHER INCOME
ACCOUNTING POLICIES
Other income is

recognised where it

is probable that

the economic benefits

associated with a

transaction will flow

to the Group
and it can be reliably measured.
Other income is generally income earned from transactions outside the course of the Group’s ordinary activities and may include gains on disposal of property, plant and equipment and gains on financial instruments at fair value through profit or loss
.
Amounts in R million 2021 2020 2019
Gain on disposal of property, plant and equipment
0.1
0.7
5.8
Gain on financial asset at fair value through profit or loss
-
-
2.1
0.1
0.7
7.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

5

RESULTS FROM

OPERATING

ACTIVITIES
continued
5.3

ADMINISTRATION

EXPENSES AND OTHER COSTS
Amounts in R million Note 2021 2020 2019
Included in administration expenses and other costs are the following:
Share based payment benefit/(expenses)
28.3
(224.1)
(21.4)
Cash settled Long-Term

Incentive ("
CLTI ") scheme 19.1
44.3
(218.1)
(21.4)
Equity settled Long-Term

Incentive ("
ELTI ") scheme 19.2
(16.0)
(6.0)
-
6

FINANCE INCOME
ACCOUNTING POLICY
Finance income includes interest received, growth in cash and cash equivalents in environmental rehabilitation trust funds, growth in the reimbursive

right for environmental rehabilitation

guarantees, dividends received and

the unwinding of

the Payments made
under protest
Amounts in R million Note 2021 2020 2019
Interest on financial assets measured at amortised cost 13
108.7
63.1
16.9
Growth in cash and cash equivalents in environmental rehabilitation trust funds 12
22.5
33.3
30.5
Growth in reimbursive right for environmental rehabilitation guarantees 12
3.7
5.2
7.9
Dividends received 25
76.1
4.3
-
Unwinding of Payments made under protest
24
4.8
3.9
3.0
Other finance income
0.4
-
-
216.2
109.8
58.3
7

FINANCE EXPENSE
ACCOUNTING POLICY
Finance expenses

comprise interest

payable on

financial instruments

measured at

amortised cost

calculated using

the effective
interest method, unwinding of the provision for environmental rehabilitation, interest on lease liabilities, the discount recognised on
Payments made under protest and foreign exchange losses.
Amounts in R million Note 2021 2020 2019
Interest on financial liabilities measured at amortised cost
(2.3)
(2.0)
(10.2)
Interest on financial liabilities measured at amortised cost capitalised
-
-
9.4
Unwinding of provision for environmental rehabilitation 11
(44.7)
(52.0)
(66.3)
Discount recognised on Payments made under protest 24
(7.4)
(7.1)
(6.5)
Interest on lease liabilities 10.2
(4.5)
(5.1)
(2.0)
Unrealised foreign exchange loss
(8.4)
-
-
Other finance expenses
(2.2)
(2.6)
(2.8)
(69.5)
(68.8)
(78.4)
8

EARNINGS PER SHARE
Amounts in R million 2021 2020 2019
The calculations of basic and diluted earnings per ordinary share are based on the following:
Profit for the year
1,439.9
635.0
78.5
Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares Note 2021 2020 2019
Weighted average number of ordinary shares in issue
855,113,791
769,941,874
664,553,283
Effect of Sibanye-Stillwater Option 21.1
-
9,464,684
15,387,695
Effect of equity-settled share-based payment 19.2
5,935,215
4,283,001
-
Diluted weighted average number of ordinary shares
861,049,006
783,689,559
679,940,978
SA cents per share 2021 2020 2019
Basic earnings per share
168.4
82.5
11.8
Diluted earnings per share
167.2
81.0
11.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

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

and resources estimates

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
The

depreciation

method,

estimated

useful

lives

and

residual

values

are

reassessed

annually

and

adjusted

if

appropriate.
Changes to the useful lives may affect prospective depreciation rates. The current estimated useful lives are based on the life-of-
mine of each

site, currently between
three

(2020:
four ; 2019: three
) and 13

years(2020:
13
; 2019:
11
) years for

Ergo mining assets
and between three

(2020:
four ; 2019: five ) and 18 years (2020:
20
; 2019:
15
) years for FWGR mining assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

ACCOUNTING POLICIES continued
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

determined by

estimating the

value in

use. The

estimated future

cash flows

are discounted

to their

present value
using a

pre-tax discount

rate that

reflects current

market assessments

of the

time value

of money

and the

risks specific

to the
asset. An impairment

loss is recognised

in profit or

loss if the

carrying amount of

an asset or

CGU exceeds its

recoverable amount.
Amounts in R million Note
Mine plant
facilities and
equipment
Mine
property and
development
Exploration
assets Total
June 30, 2021
Cost
2,604.3
2,154.0
110.5
4,868.8
Balance at the beginning of the year
2,203.5
2,147.0
266.3
4,616.8
Additions - property, plant and equipment owned
237.7
113.3
44.7
395.7
Additions - right-of-use assets 10.1
16.7
-
-
16.7
Lease modifications 10.1
-
2.3
-
2.3
Lease derecognitions 10.1
(1.0)
-
-
(1.0)
Disposals and scrapping
(54.7)
(133.4)
-
(188.1)
Change in estimate of decommissioning asset 11
14.9
14.2
(2.7)
26.4
Transfers between classes of property,

plant and

equipment
187.2
10.6
(197.8)
-
Accumulated depreciation and impairment
(1,074.0)
(975.4)
(9.7)
(2,059.1)
Balance at the beginning of the year
(1,017.5)
(968.5)
(9.7)
(1,995.7)
Depreciation 5.1
(112.2)
(140.3)
-
(252.5)
Lease derecognitions
1.0
-
-
1.0
Disposals and scrapping
54.7
133.4
-
188.1
Carrying value at end of the year
1,530.3
1,178.6
100.8
2,809.7
Comprising:
Property, plant and equipment owned
1,509.7
1,150.1
100.8
2,760.6
Right-of-use assets 10.1
20.6
28.5
-
49.1
Carrying value at end of the year
1,530.3
1,178.6
100.8
2,809.7
June 30, 2020
Cost
2,203.5
2,147.0
266.3
4,616.8
Balance at the beginning of the year
2,156.2
2,106.8
256.7
4,519.7
Impact of adopting IFRS 16 on July 1, 2019
7.5
23.4
-
30.9
Additions - property, plant and equipment owned
121.2
46.5
15.0
182.7
Additions - right-of-use assets
3.8
14.2
-
18.0
Lease modifications
-
7.5
-
7.5
Lease derecognitions
(26.7)
(0.1)
-
(26.8)
Disposals and scrapping
(1.6)
-
-
(1.6)
Change in estimate of decommissioning asset 11
(56.7)
(51.5)
(5.4)
(113.6)
Transfers between classes of property,

plant and

equipment
(0.2)
0.2
-
-
Accumulated depreciation and impairment
(1,017.5)
(968.5)
(9.7)
(1,995.7)
Balance at the beginning of the year
(909.9)
(824.8)
(9.7)
(1,744.4)
Depreciation 5.1
(127.1)
(143.7)
-
(270.8)
Lease derecognitions
17.9
-
-
17.9
Disposals and scrapping
1.6
-
-
1.6
Carrying value at end of the year
1,186.0
1,178.5
256.6
2,621.1
Comprising:
Property, plant and equipment owned
1,177.8
1,141.8
256.6
2,576.2
Right-of-use assets 10.1
8.2
36.7
-
44.9
Carrying value at end of the year
1,186.0
1,178.5
256.6
2,621.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

PROPERTY,

PLANT AND EQUIPMENT
continued
CONTRACTUAL COMMITMENTS
Contractual commitments not

provided for in

the consolidated financial

statements at June

30, 2021 amounted

to R
65.5

million
(2020: R
130.6

million).
Capital expenditure related to

material growth projects are

financed on a project-by-project

basis which may include

bank facilities
and existing cash

resources. Sustaining capital

expenditure is financed

from cash generated

from operations and

existing cash
resources.
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
The lease liability is measured using the effective interest rate method. The Group re-measures the lease liability when the lease contract is modified and

this does not give

rise to modification accounting,

when the lease term

has been changed or

when the
lease payments have

changed as a

result of a change

in an index

or rate or a

change in the

assessment of a purchase

option.
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
for the year ended June 30, 2021

10.1

RIGHT OF USE ASSETS
Included in property, plant and equipment are the following leased assets:
Amounts in R million Note
Mine plant
facilities and
equipment
Mine property
and
development Total
June 30, 2021
Cost
26.8
47.3
74.1
Opening balance
11.1
45.0
56.1
Additions
16.7
-
16.7
Lease modifications
-
2.3
2.3
Lease derecognitions
(1.0)
-
(1.0)
Accumulated depreciation
(6.2)
(18.8)
(25.0)
Opening balance
(2.9)
(8.3)
(11.2)
Depreciation
(4.3)
(10.5)
(14.8)
Lease derecognitions
1.0
-
1.0
Carrying value
20.6
28.5
49.1
June 30, 2020
Cost
11.1
45.0
56.1
Impact of adopting IFRS 16 on July 1, 2019
Right-of-use assets recognised on July 1, 2019
7.5
23.4
30.9
Transfers and other movements

1
26.5
-
26.5
Additions
3.8
14.2
18.0
Lease modifications
-
7.5
7.5
Lease derecognitions
(26.7)
(0.1)
(26.8)
Accumulated depreciation
(2.9)
(8.3)
(11.2)
Impact of adopting IFRS 16 on July 1, 2019
Transfers and other movements

1
(15.9)
-
(15.9)
Depreciation 5.1
(4.9)
(8.3)
(13.2)
Lease derecognitions
17.9
-
17.9
Carrying value
8.2
36.7
44.9
1

Relates to contracts previously classified as leases

under IAS 17 and presented as property, plant and equipment which the Group has
reassessed as right-of-use assets upon adoption

of IFRS 16 as of July 1, 2019
10.2

LEASE LIABILITIES
Amounts in R million Note 2021 2020
Reconciliation of the lease liabilities balance:
Balance at the beginning of the year
47.1
11.0
Impact of adopting IFRS 16 on July 1, 2019 9
-
30.9
New leases 9
16.7
18.0
Lease modifications
2.3
7.5
Leases derecognised
-
(8.9)
Interest charge on lease liabilities 7
4.5
5.1
Repayment of lease liabilities
(11.6)
(11.4)
Interest repaid
(4.2)
(5.1)
Balance at the end of the year
54.8
47.1
Current portion of lease liabilities
(16.9)
(10.1)
Non-current lease liabilities
37.9
37.0
Maturity analysis of undiscounted contractual cash flows:
Less than a year
(20.5)
(13.0)
One to five years
(42.0)
(37.0)
More than 5 years
(1.3)
(9.0)
Total

undiscounted lease liabilities at the end of the year
(63.8)
(59.0)
Lease payments not recognised as a liability but expensed during the year:
Short-term leases
(1.4)
(2.4)
Leases of low value assets

(7.7)
(5.0)
Cash flows included in cash generated from operating activities
(9.1)
(7.4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

PROVISION FOR ENVIRONMENTAL

REHABILITATION
SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES
Estimates of future environmental

rehabilitation costs are determined

with the assistance of

an independent expert and

are based
on the

Group’s environmental

management plans

which are developed

in accordance

with regulatory

requirements, the

life-of-
mine plan

(as discussed

in note 9)

which influences

the estimated

timing of

environmental rehabilitation cash

outflows and

the
planned method of rehabilitation which in turn is influenced by developments in trends and technology.
An average discount rate ranging between
8.9
% and
9.0
% (2020: between
8.1
% and
9.5
%), average inflation rate of
5.2
% (2020:
5.1
%) and the discount

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
Amounts in R million Note 2021 2020
Opening balance

568.9
682.6
Unwinding of provision 7
44.7
52.0
Change in estimate of environmental rehabilitation recognised in profit or loss (a) 5.1
(12.4)
(21.9)
Change in estimate of environmental rehabilitation recognised to decommissioning asset (b) 9
26.4
(113.6)
Environmental rehabilitation payments (c)
(56.8)
(30.2)
To

reduce decommissioning liabilities
(51.0)
(22.1)
To

reduce restoration liabilities
14
(5.8)
(8.1)
Closing balance
570.8
568.9
Environmental rehabilitation payments to reduce the liability
(56.8)
(30.2)
Ongoing rehabilitation expenditure

1
23
(48.3)
(24.3)
Total

cash spent on environmental rehabilitation
(105.1)
(54.5)
1

The Group also performs ongoing environmental rehabilitation arising from its current activities concurrently with production.

These costs do
not represent a reduction of the above liability and

are expensed as operating costs
(a)
Change in estimate of environmental rehabilitation recognised in profit or loss
This is as a result of changes in the estimated timing of the vegetation of reclamation sites.
(b) Change in estimate of environmental rehabilitation recognised to decommissioning asset
Increase is as a

result of an

increase in contractor rates

for the establishment of

vegetation based on

ongoing test work

performed
as well as inflationary increases on other contractor rates.
(c) Environmental rehabilitation payments
69ha of the Brakpan/Withok TSF,

20ha of the Daggafontein TSF,

6ha of the Crown Complex TSF,

and 19ha of the Driefontein 4
TSF was vegetated during the year. 1ha of the Dam 5

tailings dam was concurrently vegetated.
GROSS COST TO REHABILITATE
The Group estimates that, based

on current environmental and regulatory

requirements, the total undiscounted rehabilitation

cost
is approximately R
742.2

million (2020: R
752.5

million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

INVESTMENTS IN REHABILITATION

OBLIGATION

FUNDS
ACCOUNTING POLICIES
Cash and cash equivalents in environmental rehabilitation trusts
Cash

and

cash

equivalents

included

in

environmental

rehabilitation

trusts

comprise

low-risk,

interest-bearing

cash

and

cash
equivalents and are non-derivative financial assets categorised as financial assets measured at amortised cost.
Cash and cash

equivalents are initially

measured at fair

value. Subsequent to

initial recognition, cash

and cash equivalents

are
measured at amortised cost, which is equivalent to their fair value.
The

cash

and

cash

equivalents

in

environmental

rehabilitation

trusts

are

for

the

sole

use

of

material

future

environmental
rehabilitation payments and are therefore included in non-current assets.
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
finance income.
The funds held in the

cell captive are for the

sole use of material future environmental

rehabilitation payments and are

therefore
included in non-current assets
Funding of environmental rehabilitation activities (refer note 11)
Environmental

rehabilitation

payments

to

reduce

the

environmental

rehabilitation

obligations

and

ongoing

rehabilitation
expenditure are mostly funded by cash generated from operations.

Guardrisk Insurance Company Limited (" Guardrisk
") has guarantees in issue amounting

to R
430.1

million (2020: R
427.3

million)
to the Department of Mineral Resources and Energy (" DMRE
") on behalf of DRDGOLD related to the environmental

obligations.
The funds in the cell captive serve as collateral for these guarantees.
Amounts in R million Note 2021 2020
Cash and cash equivalents in environmental rehabilitation trust funds
564.7
542.2

Opening balance
542.2
508.9

Growth
6
22.5
33.3
Reimbursive right for environmental rehabilitation guarantees
87.5
83.8

Opening balance
83.8
78.6

Growth
6
3.7
5.2
652.2
626.0
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
Amounts in R million 2021 2020
100
bp increase
5.6
5.4
100bp (decrease)
(5.6)
(5.4)
FAIR VALUE

OF FINANCIAL INSTRUMENTS
The fair

value of

the cash

and cash

equivalents in

the environmental

rehabilitation trust

funds approximate

their carrying

value
due to their short-term maturities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

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
Amounts in R million Note 2021 2020
Cash on hand
100.5
63.5
Access deposits and income funds

1
2,069.2
1,632.3
Restricted cash

2
10.3
19.3
2,180.0
1,715.1
Interest earned on cash and cash equivalents 6
108.7
63.1
1
These consist of access deposit notes and conservatively

managed income funds that are diversified

across the major financial institutions in
South Africa.
At reporting date all of these instruments had

same day or next day liquidity and effective

annualised yields of between
4
% and
5.6
%
2
This consists of cash held on call as collateral for guarantees issued by the Standard Bank of South

Africa Limited on behalf of the Group for
environmental rehabilitation amounting to R
5.2

million and various utilities amounting to R
5.1

million.
CREDIT RISK
The Group is exposed to credit risk

on the total carrying value of its

cash and cash equivalents. The Group manages

its exposure
to credit risk

by investing cash

and cash equivalents

across several major

financial institutions, considering

the credit ratings

of
the respective financial institutions, funds and underlying instruments.
Impairment

on

cash

and

cash

equivalents,

if

any,

are

measured

on

a

12-month

expected

loss

basis

and

reflects

the

short
maturities of the

exposures. The Group considers

that its cash

and cash equivalents

have low credit

risk based on

the external
credit ratings of the counterparties.
MARKET RISK
Interest rate risk
A change of
100

basis points (bp) in the interest rates would have

increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis is performed on the average balance of cash and cash equivalents for the year and assumes that all
other variables remain constant. The analysis excludes income tax
.
Amounts in R million 2021 2020
100
bp increase
19.5
10.0
100bp (decrease)
(19.5)
(10.0)
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
US Dollars not converted to South African Rands at reporting date are as follows :
Figures in USD million 2021 2020
Foreign denominated cash at 30 June
3.4
-
A
10
% strengthening of the Rand against the US Dollar at 30 June would have increased/(decreased) equity and profit/(loss) by
Amounts in R million 2021 2020
Strengthening of the Rand against the US Dollar
(4.9)
-
Weakening of the Rand against the US Dollar
4.9
-
FAIR VALUE

OF FINANCIAL INSTRUMENTS
The fair value of cash and cash equivalents approximates their carrying value due to their short-term maturities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

CASH GENERATED

FROM OPERATIONS
Amounts in R million Note 2021 2020 2019
Profit for the year
1,439.9
635.0
78.5
Adjusted for
Income tax 18.1
523.7
343.9
26.6
Depreciation

9
252.5
270.8
169.1
Movement in gold in process and finished inventories - Gold Bullion 5.1
25.6
(3.1)
(32.6)
Change in estimate of environmental rehabilitation 11
(12.4)
(21.9)
(60.0)
Environmental rehabilitation payments 11
(5.8)
(8.1)
(10.9)
Share-based payment (benefit)/expense 5.3
(28.3)
224.1
21.4
Gain on disposal of property, plant and equipment 5.2
(0.1)
(0.7)
(5.8)
Finance income 6
(216.2)
(109.8)
(58.3)
Finance expense 7
69.5
68.8
78.4
Other non-cash items
(2.5)
2.6
1.8
Operating cash flows before other changes
2,045.9
1,401.6
208.2
Changes in
(194.9)
(92.0)
73.8
Trade and other receivables
6.9
(79.0)
22.5
Consumable stores and stockpiles
(44.7)
(26.4)
(24.8)
Payments made under protest 24
(8.1)
(10.6)
(11.7)
Trade and other payables and employee benefits
(149.0)

1
24.0

1
87.8

1
Cash generated from operations
1,851.0
1,309.6
282.0

1
Includes settlement of cash-settled long-term incentives

of R
183.3

million (2020: R
41.5

million, 2019: R
15.5

million)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

TRADE AND OTHER RECEIVABLES

continued
Amounts in R million 2021 2020
Trade receivables
56.5
23.1
Value Added Tax
50.2
83.5
Other receivables

1
21.2
17.3
Prepayments
17.4
25.1
Allowance for impairment
(1.2)
(2.6)
144.1
146.4
1

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
2021 2020
Amounts in R million
Non-credit
impaired
Credit
impaired
Non-credit
impaired
Credit
impaired
Trade receivables
56.5
-
23.1
-
Other receivables
20.0
1.2
14.7
2.6
76.5
1.2
37.8
2.6
Loss allowance -
(1.2)
-
(2.6)
Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:
Amounts in R million 2021 2020
Balance at the beginning of the year
(2.6)
(4.9)
Credit loss allowance/impairments recognised included in operating costs
(0.2)
(0.2)
Credit loss allowance/impairments reversed included in operating costs
1.3
0.4
Credit loss allowance written off against related receivable
0.3
2.1
Balance at the end of the year
(1.2)
(2.6)
MARKET RISK
Interest rate risk
Trade and other receivables do not earn interest and are therefore not subject to interest rate risk.
Foreign currency risk
Gold is

sold at

spot rates

and is

denominated in

US Dollars.

Gold sales

are therefore

exposed to

fluctuations in

the US

Dollar/South
African Rand exchange rate. All foreign currency transactions are entered into during the year ended June 30, 2021 were at spot
rates and no hedges are entered into. Rand Refinery, acting as an agent for the Group, sells the USD to be received from bullion sales on

the same

date as the

respective bullion

sale since

November 2020.

As a

result, trade receivables

are not

exposed to
fluctuations in the US Dollar/South African Rand exchange rate from this date.
Figures in USD million 2021 2020
Foreign denomination of trade receivables at June 30
-
1.3
A
20
% strengthening of the Rand against the US Dollar at 30 June would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant.
Amounts in R million 2021 2020
Strengthening of the Rand against the US Dollar
-
(2.3)
Weakening of the Rand against the US Dollar
-
2.3
FAIR VALUE

OF FINANCIAL INSTRUMENTS
The fair value of trade and other receivables approximate their carrying value due to their short-term maturities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

TRADE AND OTHER PAYABLES
ACCOUNTING POLICIES
Trade and other payables, excluding Value Added Tax,

payroll accruals, accrued leave pay and provision for performance based
incentives, are non-derivative financial liabilities categorised as financial liabilities measured at amortised cost.
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
Amounts in R million Note 2021 2020
Trade payables and accruals
352.9
348.0
Value Added Tax
4.5
-
Accrued leave pay
53.2
46.9
Provision for short term performance based incentives
74.2
50.5
Payroll accruals
25.0
33.4
509.8
478.8
Interest relating to trade payables and accruals included in profit or loss
(1.8)
(1.9)
RELATED PARTY

BALANCES
Trade payables and accruals include the following amounts payable to related parties:
Sibanye-Stillwater
12.0
14.0
Rand Refinery
0.6
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
Consumable stores

are stated

at cost

less allowances

for obsolescence.

Cost of

consumable stores

and stockpile

material is
based on

the weighted

average cost

principle and

includes expenditure

incurred in

acquiring inventories

and bringing

them to
their existing location and condition.
Net realisable value

is the estimated

selling price in

the ordinary course

of business, less

the estimated cost

of completion and
selling expenses.
Amounts in R million 2021 2020
Consumable stores
177.6
165.6
Ore stockpile
52.9
9.0

1
Gold in process (a)
59.6
86.6

1
Finished inventories - Gold Bullion
49.9
62.2
Total inventories
340.0
323.4

1
During 2021, the Group disaggregated “Gold

in process” into “Gold in process” and “Ore

stockpile” respectively to present material items
separately

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

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

30, 2021 of
approximately R
14.2

million (2020: R
10.3

million; 2019: R
8.6

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

The calculation
of the forecast weighted average tax rate

requires the use of assumptions and estimates, including

the Group’s life-of-mine plan
(as discussed in note 9 to the consolidated financial statements) that is applied to calculate the expected future profitability.
Tax

on gold mining income is determined based on a

formula: Y = 34 - 170/X where Y is the

percentage rate of tax payable and
X is the ratio of taxable income, net of any qualifying capital expenditure that bears to gold mining income derived, expressed as a percentage. Non-mining income, which consists primarily

of interest accrued, is taxed at a

standard rate of
28
% for all periods
presented.
All mining capital expenditure is deducted in the year

it is incurred to the extent that it does

not result in an assessed loss. Capital
expenditure not deducted

from mining

income is

carried forward as

unutilised capital

allowances to be

deducted from future

mining
income.
Amendment in the corporate income tax rate
On February 24, 2021 the Minister

of Finance announced in his budget speech that

the corporate income tax (“
CIT ”) rate will be
lowered from
28
% to
27
% for companies

with years of assessment

commencing on or after

1 April 2022. It

was further announced
that the lowering

of the CIT

rate will be

implemented alongside additional

amendments to broaden

the CIT base

by limiting interest
deductions and assessed losses. These additional amendments have not been announced to date.
The lowering of

the CIT rate

is therefore inextricably

linked to the

additional amendments to the

CIT laws that

are not known

at
the date of the budget speech or at the date of

publishing of these consolidated financial statements. As a result, the lowering of
the CIT rate is not regarded as

having been substantively enacted to date due

to a significant degree of uncertainty that exists

if
the proposed lowering of

the CIT rate from
28
% to
27
% as announced will

be promulgated by the

South African parliament in

a
substantially unchanged manner.

The mining operations

of the Group

accounts for income

tax using the

gold mining formula

as opposed to

the CIT rate.

Only Group
companies that

do not

conduct mining

operations account

for income

tax by

applying the

CIT.

These Group

companies do

not
generate significant

taxable income.

As a

result, the

change in

the CIT

rate is

not expected

to have

a material

impact on

the
consolidated

financial

statements

of

the

Group.

A

final

assessment

will

be

completed

on

the

promulgation

of

the

additional
amendments to the CIT laws.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

INCOME TAX
continued
18.1

INCOME TAX EXPENSE
Amounts in R million 2021 2020 2019
Current tax
(423.7)
(263.2)
1.6
Mining tax
(423.7)
(263.2)
-
Non-Mining, company and capital gains tax
-
-
1.6
Deferred tax
(100.0)
(80.7)
(28.2)
Deferred tax charge - Mining tax
(104.0)
(59.1)
(14.8)
Deferred tax charge - Non-mining, company and capital gains tax
(19.1)
(2.1)
1.6
Deferred tax rate adjustment
-
(20.7)
(15.0)
Recognition of previously unrecognised tax losses
7.8
-
-
(Derecognition)/recognition of previously unrecognised tax losses of a capital nature
(1.2)
1.2
-
Recognition of previously unrecognised deductible temporary differences
16.5
-
-
(523.7)
(343.9)
(26.6)
Tax reconciliation
Major items causing the Group's income tax expense to differ from the statutory rate were:
Tax

on net profit before tax at the South African corporate tax rate of
28
%
(549.9)
(274.1)
(30.2)
Rate adjustment to reflect the actual realised company tax rates applying the gold mining formula
3.7
(0.9)
7.4
Deferred tax rate adjustment (a)
-
(20.7)
(15.0)
Depreciation of property, plant and equipment exempt from deferred tax on initial recognition (b)
(21.2)
(21.4)

1
(4.9)

1
Non-deductible expenditure (c)

(6.2)
(7.9)

1
(7.0)

1
Exempt income and other non-taxable income (d)
22.8
2.4
4.4
Recognition of previously unrecognised deductible temporary differences
16.5
-
-
(Derecognition)/recognition of previously unrecognised tax losses of a capital nature
(1.2)
1.2
-
Utilisation of tax losses for which deferred tax assets were previously unrecognised
7.8
-
-
Current year tax losses for which no deferred tax was recognised
(0.1)
(23.5)
(2.7)
Other items
3.3
0.4
16.8
Tax

incentives
0.8
0.6
1.7
Over provided in prior periods
-
-
2.9
Income tax
(523.7)
(343.9)
(26.6)

1
During 2021, the Group disaggregated “Non-deductible

expenditure” into “Non-deductible expenditure”

and “Depreciation of property, plant
and equipment exempt from deferred tax on initial

recognition” respectively to present material items

separately
(a) Deferred tax rate adjustment

Ergo’s forecast weighted average deferred tax rate remained unchanged at
25.0
% (2020: increased from
22.0
% to
25.0
% due to
the increase

in forecast

taxable income

of Ergo;

2019: increased

from
20.3
% to
22.0
% due

to an

increase in

forecast taxable
income of Ergo).
FWGR’s forecast weighted average deferred tax rate remained unchanged at
30.0
% (2020:
30.0
%; 2019:
30.0
%).
(b) Depreciation of property, plant and equipment exempt from deferred tax on initial recognition
Depreciation of R
68.7

million (2020: R
73.2

million; 2019: R
16.6

million) on the

fair value of

FWGR’s property, plant and equipment
that was exempt from deferred tax on initial recognition in terms of IAS 12 Income Taxes .
(c) Non-deductible expenditure
The most significant non-deductible expenditure incurred by the Group during the year includes:

●
R
7.4

million discount recognised on Payments made under protest (2020: R
7.1

million; 2019: R
6.5

million);
●

R
17.0

million

expenditure

not

incurred

in

generation

of

taxable

income

or

capital

in

nature

(2020:

R
2.7

million;

2019:

R
6.0
million);

and
●

Nil net

operating cost

related to

Ergo Business

Development Academy

Not for

Profit Company

that is

not deductible

as it

is
exempt from income tax (2020: R
14.6

million; 2019: R
11.3

million).
(d) Exempt income and other non-taxable income
The most significant exempt income earned by the Group during the year includes:

●
R
76.1

million dividends received (2020: R
4.3

million; 2019: nil);
●

R
4.8

million unwinding recognised on Payments made under protest (2020: R
4.0

million; 2019: R
3.0

million); and
●

R
1.0

million net operating

income related to

Ergo Business Development

Academy Not for Profit

Company that is not

taxable
as it

is exempt

from income

tax (2020

and 2019

Ergo Business

Development Academy

Not for

Profit Company

incurred net
operating cost that is not deductible as it is exempt from income tax – refer to (c) non-deductible expenditure).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

18

INCOME TAX
continued
18.2

DEFERRED TAX
Amounts in R million 2021 2020
Included in the statement of financial position as follows:
Deferred tax assets
5.8
8.0
Deferred tax liabilities
(377.1)
(273.1)
Net deferred tax liabilities
(371.3)
(265.1)
Reconciliation of the deferred tax balance:
Balance at the beginning of the year
(265.1)
(183.2)
Recognised in profit or loss
(100.0)
(80.7)
Recognised in other comprehensive income
(6.2)
(1.2)
Balance at the end of the year
(371.3)
(265.1)
The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:
Amounts in R million 2021 2020
Deferred tax liabilities
Property, plant and equipment (excluding unredeemed capital allowances)
(494.4)
(422.4)
Environmental rehabilitation obligation funds
(60.2)
(51.4)
Other investments
(7.4)
(1.2)
Gross deferred tax liabilities
(562.0)
(475.0)
Deferred tax assets
Environmental rehabilitation obligation
124.5
126.5
Other provisions
46.7
72.6
Other temporary differences

1
14.3
8.5
Estimated tax losses
4.1
-
Estimated tax losses - Capital nature
-
1.2
Estimated unredeemed capital allowances
1.1
1.1
Gross deferred tax assets
190.7
209.9
Net deferred tax liabilities
(371.3)
(265.1)
1

Includes the temporary differences on the lease liability
Deferred tax assets have not been recognised in respect of the following:
Amounts in R million 2021 2020
Provisions
-
20.3
Estimated tax losses
16.7
22.0
Estimated tax losses - Capital nature
325.2
324.0
Unredeemed capital expenditure
253.3
254.7
Deferred tax

assets for

tax losses,

unredeemed capital

expenditure and

capital losses

have not

been recognised

where future
taxable profits against which these can be utilised are not anticipated. These do not have an expiry date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

19

EMPLOYEE BENEFITS
ACCOUNTING POLICIES
Cash settled share-based payments (“outgoing long-term incentive”)
Cash settled

share-based payments

are measured

at fair

value and

remeasured at

each reporting

date to

reflect the

potential
outflow of

cash resources

to settle

the liability,

with a

corresponding adjustment

in profit

or loss.

Vesting

assumptions for

non-
market conditions are reviewed at each reporting date to ensure they reflect current expectations.
Equity settled share-based payments (“new long-term incentive”)
The grant date fair

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
19.1

CASH SETTLED LONG-TERM INCENTIVE SCHEME (“outgoing

LTI scheme” or “CLTI

scheme”)
Terms

of the November 2015 grant made under the DRDGOLD Group's outgoing LTI scheme are:
•

The scheme has a finite term of
5 years

and thus no top-up awards are made when the shares vest;
•

The phantom shares are issued at an exercise price of nil and will vest in 3 tranches:
20
%,
30
% and
50
% on the 3
rd,

4
th

and 5
th
anniversaries respectively, subject to individual service and performance conditions being met; and
•

The phantom shares will be settled at the 7 day volume weighted average price ("VWAP") of the DRDGOLD share.
The last

tranche of

the November

2015 grant

vested and

was fully

settled on

November 5,

2020. The

outgoing LTI

scheme is
replaced by a new equity settled long-term incentive scheme (refer note 19.2).
Amounts in R million Note 2021 2020
Movements in the total liability for long-term incentive scheme is as follows:
Opening balance
227.6
51.0
Share-based payment (benefit)/expense - CLTI scheme 5.3
(44.3)
218.1
Vested and paid
(183.3)
(41.5)
Liability for CLTI scheme at the end of the year
-
227.6
The total liability for long-term incentive scheme is expected to be settled as follows:
-
227.6
Within 12 months after reporting date
-
227.6
After 12 months after reporting date - -
Reconciliation of outstanding phantom shares 2021 2020
Weighted Weighted
average average
Shares price Shares price
Number R per share Number R per share
Opening balance
9,845,638
16,157,058
Vested and paid
(9,845,638)
18.62
(5,674,252)
7.31
Forfeited
-
-
(637,168)
7.08
Closing balance
-
9,845,638
Fair value
The fair value of

the liability for

the long-term incentive scheme

is mostly influenced

by the DRDGOLD

Limited share price. Other
inputs influencing the fair value are the forward dividend yield and estimates of staff retention and performance conditions. The inputs most significantly influencing the measurement of the fair values are as follows :
2021 2020 Grant date
7-day VWAP of the DRDGOLD Limited share
-
25.14
2.26
Annualised forward dividend yield
-
1.0% 4.3%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

19

EMPLOYEE BENEFITS
continued
19.2

EQUITY SETTLED LONG-TERM INCENTIVE SCHEME

(“new LTI scheme”

or “ELTI scheme”)
Amounts in R million 2021 2020 2019
Share-based payment expense - ELTI scheme
16.0
6.0
-
On December 2,

2019, the shareholders

approved a new

equity settled long-term

incentive scheme to

replace the cash

settled
long-term

incentive

scheme

established

in

November

2015.

Under

the

new

LTI

scheme,

qualifying

employees

are

awarded
conditional shares on

an annual

basis, comprising

performance shares

(
80
% of

the total

conditional shares

awarded) and

retention
shares (
20
% of the

total conditional shares

awarded). Conditional shares

will vest
3 years

after grant date

and will be

settled in
the form of DRDGOLD shares at a zero-exercise price.
The key conditions of the grants made under the ELTI scheme are:
Retention shares:

100
% of the retention shares will vest if the employee remains in the active employ of the Company at vesting date, is not under
notice period and individual performance criteria are met.
Performance shares:
Total

shareholder’s return

(TSR) measured

against a

hurdle rate

of
15
%

referencing DRDGOLD’s

Weighted

Average

Cost of
Capital “WACC”:

•

50
% of the performance shares are linked to this condition; and
•

all of these performance shares will vest if DRDGOLD’s TSR exceeds the hurdle rate over the vesting period

TSR measured against a peer group of 3 peers (Sibanye-Stillwater, Harmony Limited and Pan-African Resources Limited):

•

50
% of the performance shares are linked to this condition; and
•

The number of

performance shares which vest

is based on

DRDGOLD’s actual TSR

performance in relation to

percentiles of
peer group’s performance as follows:
Percentile of peers % of performance shares vesting
< 25th percentile
0%
25th to < 50th percentile 25%
50th to < 75th percentile 75%
Reconciliation of the number of conditional shares 2021 2020
Opening balance
5,860,760
-
Granted
December 2, 2019 -
5,860,760
October 22, 2020
1,979,860
-
Closing balance
7,840,620
5,860,760
Vesting on
7,840,620
5,860,760
December 2, 2021
2,930,380
2,930,380
December 2, 2022
2,930,380
2,930,380
October 22, 2023
1,979,860
-
Fair value
The weighted average fair value of the performance and retention shares at grant date were determined using the Monte Carlo simulation pricing model applying the following key inputs:
Grant date October 22, 2020 December 2, 2019
Vesting date October 22, 2023 December 2, 2022 December 2, 2021
Weighted average fair value of 80% performance shares

1
10.49
4.12
4.26
Weighted average fair value of 20% retention shares
18.67
5.49
5.69
Expected term (years)
3
3
2
Grant date share price of a DRDGOLD share
19.43
6.15
6.15
Expected dividend yield 1.33% 3.81% 3.86%
Expected volatility

2
63.07% 53.80% 53.80%
Expected risk free rate 3.82% 6.80% 6.68%
1

The performance conditions are included in the

measurement of the grant date fair value as they

are classified as market-based performance
2

Expected volatility has been based on an evaluation

of the historical volatility of DRDGOLD’s share price,

commensurate with the expected
term of the options

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

19.3

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Interests in contracts
None

of

the

directors,

officers

or

major

shareholders

of

DRDGOLD or,

to

the

knowledge

of

DRDGOLD’s

management,

their
families, had any interest, direct or indirect, in any transaction entered into during the year ended June 30, 2021 or the preceding
financial years, or in any proposed

transaction which has affected or will

materially affect DRDGOLD or its subsidiaries other

than
disclosed in these financial statements. None of the directors or officers of DRDGOLD or any associate of such director or officer is currently or has been at any time during the past financial year materially indebted to DRDGOLD.
Key management personnel remuneration
Amounts in R million Note 2021 2020 2019
- Board fees paid
7.6
6.2
5.8
- Salaries paid
75.5
67.3
61.7
- Short term incentives relating to this cycle
73.8
63.6
31.5
- Long term incentives paid during the cycle 19.1
183.3
41.5
15.5
- Retrenchments
-
-
1.6
340.2
178.6
116.1
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
Liquidity management

At June

30, 2021

and June

30, 2020

the Group’s

facilities included

an undrawn

Revolving Credit

Facility (“
RCF
”) which

was
initially secured

to finance

the development

of Phase

1 of

FWGR as

well as

the general

working capital

requirements of

the
Group. In December 2018, R
125

million of the RCF was committed to issue a guarantee to Ekurhuleni Local Municipality (refer note 24).

In September 2020, the initial R
300

million RCF was amended to a R
200

million RCF and extended for an additional term of 2
years with a final repayment date of
September 14, 2022
.

The initial

and amended RCF

permits a consolidated

debt ratio (net

debt to adjusted

EBITDA (refer note

23) of no

more than
2:1

and a

consolidated interest

coverage ratio

(net interest

to adjusted

EBITDA) of

no less

than
4:1

calculated on

a twelve-
month rolling basis respectively.

Management monitors the covenant

ratio levels to ensure compliance

with the covenants, as
well as maintain sufficient facilities to ensure satisfactory liquidity for the Group. The covenant ratios were

not breached as at or
during the year ended June 30, 2021 or June 30, 2020.
The amendment

included the

reduction of

the initial

interest rate

margin of
3.25
% to
2.75
%. A

pledge and

cession of

DRDGOLD’s
shares in

and shareholder

claims against

Ergo Mining

Proprietary Limited

and Far

West Gold

Recoveries Proprietary

limited
remains

in

place

as

security

for

the

RCF.
The

amended

RCF

does

not

include

any

commitment

towards

the

guarantee

to
Ekurhuleni Local Municipality.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

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
Amounts in R million 2021 2020 2019
Authorised share capital
1,500,000,000
, (2020 and 2019:
1,500,000,000
) ordinary shares of
no

par value
5,000,000

(2020 and 2019:
5,000,000
) cumulative preference shares of
10

cents each
0.5
0.5
0.5
Issued share capital
864,588,711

(2020:
864,588,711
, 2019:
696,429,767
) ordinary shares of no par value (a)
6,208.4
6,208.4
5,123.3
9,474,920

(2020:
9,474,920
, 2019:
9,361,071
) treasury shares held within the Group (b)
(51.0)
(51.0)
(51.0)
5,000,000

(2020 and 2019:
5,000,000
) cumulative preference shares of 10 cents each
0.5
0.5
0.5
6,157.9
6,157.9
5,072.8
RELATED PARTY

RELATIONSHIPS AND TRANSACTIONS
(a)

Ordinary shares issued
Sibanye-Stillwater and its

subsidiaries and associates

became related parties

to the Group

on July 31,

2018 when the

acquisition
of FWGR became unconditional. DRDGOLD issued
265

million new ordinary shares (
38.05
% of its outstanding shares) and an
option to subscribe

for new ordinary shares

up to a total

of
50.1
% of the total

issued ordinary shares

of DRDGOLD (“
Option ”)
as purchase consideration for these assets.
On January

8, 2020

Sibanye-Stillwater exercised

the Option

and on

January 22,

2020 it

subscribed for
168,158,944

Shares
(“
Subscription

Shares
”) at

an

aggregate

subscription

price

of

R
1,085.6

million.

The

Subscription

Shares

were

allotted

and
issued at a price of R
6.46

per Share, being a
10
% discount to the 30-day volume weighted average

traded price of a Share on
the day immediately prior to the date of exercise of the Option.
(b)

Treasury shares
Shares

in

DRDGOLD Limited

are

held

in treasury

by

Ergo Mining

Operations Proprietary

Limited

("
EMO ").
No

shares were
acquired in the market

during the year ended June

30, 2021 or the year

ended June 30, 2020

(June 30, 2019
113,849

shares
were acquired at an average price of R
2.68
).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

21

EQUITY
continued
21.2

DIVIDENDS
Amounts in R million 2021 2020 2019
Dividends paid during the year net of treasury shares:
Final dividend declared relating to prior year:
35

SA cents per share (2020:
20

SA cents
per share; 2019: nil SA cents per share)
299.3
137.5
-
First interim dividend:
40

SA cents per share (2020:
25

SA cents per share; 2019: nil SA
cents per share)
342.0
213.8
-
Second interim dividend nil SA cents per share (2020:
25

SA cents per share; 2019: nil
SA cents per share)
-
213.8
-
Total
641.3
565.1
-
After June 30, 2021, a dividend of
40

cents per qualifying share amounting to R
342.0

million was approved by the directors as
a final dividend for the year ended June 30, 2021.

The dividend has not been provided as at June 30, 2021

and does not have
any tax impact on the Group.
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

one material revenue

stream, the sale

of gold. To identify operating
segments, management reviewed

various factors, including

operational structure and

mining infrastructure. It

was determined that
an

operating

segment

consists of

a single

or multiple

metallurgical plants

and reclamation

sites

that, together

with its

tailings
storage facility, is capable of operating independently.
When assessing profitability, the

CODM considers,
inter alia
, the revenue and cash operating costs of each segment. The

net of
these amounts

is the

segment operating

profit or

loss. Therefore,

segment operating

profit has

been disclosed

in the

segment
report as the primary

measure of profit or

loss. The CODM also

considers other costs that, in

addition to the segment

operating
profit or loss, result in the segment working profit or loss (before and after property, plant and equipment additions).
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

items"
)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

23 OPERATING SEGMENTS

continued
Other
2021 reconciling
Amounts in R million Ergo FWGR items

Total
Financial performance
Revenue (External)
3,943.0
1,326.0
-
5,269.0
Cash operating costs
(2,666.5)
(406.2)
-
(3,072.7)
Movement in gold in process and finished inventories - Gold Bullion
(31.9)
6.3
-
(25.6)
Segment operating profit
1,244.6
926.1
-
2,170.7
Administration expenses and other costs
15.0
1.8
(80.8)
(64.0)
Interest income

1
1.3
0.1
107.7
109.1
Dividends received
7.1
-
69.0
76.1
Interest expense

2
(4.2)
(0.3)
(12.9)
(17.4)
Current tax
(196.1)
(227.6)
-
(423.7)
Working profit before additions to property, plant and equipment
1,067.7
700.1
83.0
1,850.8
Additions to property, plant and equipment
(250.9)
(143.3)
(1.5)
(395.7)
Working profit after additions to property, plant and equipment
816.8
556.8
81.5
1,455.1
1

Interest income excludes the unwinding of the Payments

made under protest
2

Interest expense excludes the discount recognised on

the initial recognition of the Payments made under

protest and unwinding of provision for
environmental rehabilitation
Reconciliation of cost of sales to cash operating costs

Cost of sales

(2,871.0)
(517.2)
-
(3,388.2)
- Depreciation

135.6
115.6
1.3
252.5
- Change in estimate of environmental rehabilitation recognised in profit or loss
(7.2)
-
(5.2)
(12.4)
- Movement in gold in process and finished inventories - gold Bullion
31.9
(6.3)
-
25.6
- Ongoing rehabilitation expenditure
46.6
1.7
-
48.3
- Care and maintenance
-
-
3.9
3.9
- Other operating income/(costs)

(2.4)
-
-
(2.4)
Cash operating costs
(2,666.5)
(406.2)
-
(3,072.7)
Reconciliation of profit for the year to working profit before additions to property, plant and equipment
Profit for the year
751.7
528.8
159.4
1,439.9
- Deferred tax
66.6
37.4
(4.0)
100.0
- Net other operating costs/(income)
45.4
24.2
(68.1)
1.5
- Ongoing rehabilitation expenditure
46.6
1.7
-
48.3
- Discount recognised on Payments made under protest including subsequent unwinding
2.6
-
-
2.6
- Unwinding of provision for environmental rehabilitation
34.2
9.5
1.0
44.7
- Growth in investment in environmental obligation funds
(7.7)
(17.1)
(1.4)
(26.2)
- Other income
(0.1)
-
-
(0.1)
- Change in estimate of environmental rehabilitation recognised in profit or loss
(7.2)
-
(5.2)
(12.4)
- Depreciation
135.6
115.6
1.3
252.5
Working profit before additions to property, plant and equipment
1,067.7
700.1
83.0
1,850.8
Statement of cash flows
Cash inflows from operating activities
842.2
649.7
81.5
1,573.4
Cash outflows from investing activities
(290.8)
(149.2)
(6.6)
(446.6)
Cash (outflows)/inflows from financing activities
(549.9)
(501.4)
397.8
(653.5)
Reconciliation of adjusted EBITDA
Profit for the year
1,439.9
Income tax
523.7
Profit before tax
1,963.6
Finance expense
69.5
Finance income
(216.2)
Results from operating activities
1,816.9
Depreciation
252.5
Share-based payment benefit
(28.3)
Change in estimate of environmental rehabilitation recognised in profit or loss
(12.4)
Gain on disposal of property, plant and equipment
(0.1)
IFRS 16 lease payments
' 1
(15.8)
Transaction costs
3.1
Adjusted EBITDA

2
2,015.9
1

The amended RCF includes IFRS 16 lease payments

in the calculation of the adjusted EBITDA
2

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
for the year ended June 30, 2021

23 OPERATING SEGMENTS

continued
Other
2020 reconciling
Amounts in R million Ergo FWGR items

Total
Financial performance
Revenue (External)
3,064.3
1,120.7
-
4,185.0
Cash operating costs
(2,274.0)
(352.0)
-
(2,626.0)
Movement in gold in process and finished inventories - Gold Bullion
1.8
1.3
-
3.1
Segment operating profit
792.1
770.0
-
1,562.1
Administration expenses and other costs

(131.6)
(20.7)
(157.6)
(309.9)
Interest income

1
13.9
2.9
46.3

3
63.1

3
Dividends received
-
-
4.3

3
4.3

3
Interest expense

2
(5.2)
-
(4.5)
(9.7)
Current tax
(145.8)
(117.4)
-
(263.2)
Working profit/(loss) before additions to property, plant and equipment
523.4
634.8
(111.5)
1,046.7
Additions to property, plant and equipment
(114.4)
(68.0)
(0.3)
(182.7)
Working profit/(loss) after additions to property, plant and equipment
409.0
566.8
(111.8)
864.0
1

Interest income excludes the unwinding of the Payments

made under protest
2

Interest expense excludes the discount recognised on

the initial recognition of the Payments made under

protest and unwinding of provision
for environmental rehabilitation
3

During 2021, the Group disaggregated “Interest

income” into “Interest income” and “Dividends

received” respectively to present material
dividends received
Reconciliation of cost of sales to cash operating costs
Cost of sales
(2,453.4)
(473.3)
(11.2)
(2,937.9)
- Depreciation
150.4
119.6
0.8
270.8
- Change in estimate of environmental rehabilitation recognised in profit or loss
(19.1)
(2.1)
(0.7)
(21.9)
- Movement in gold in process and finished inventories - gold Bullion
(1.8)
(1.3)
-
(3.1)
- Ongoing rehabilitation expenditure
22.3
2.0
-
24.3
- Care and maintenance
-
-
11.1
(11.1)
- Other operating income/(costs)
27.6
3.1
-
30.7
Cash operating costs
(2,274.0)
(352.0)
- -
(2,626.0)
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

1
1,411.6
1
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
for the year ended June 30, 2021

23 OPERATING SEGMENTS

continued
Other
2019 reconciling
Amounts in R million Ergo FWGR items

Total
Financial performance
Revenue (External)
2,577.5
184.6
-
2,762.1
Cash operating costs
(2,311.1)
(111.8)
-
(2,422.9)
Movement in gold in process and finished inventories - Gold Bullion
16.4
16.2
-
32.6
Segment operating profit
282.8
89.0
-
371.8
Retrenchment costs
(1.6)
(4.7)
-
(6.3)
Administration expenses and other costs
(12.0)
(2.3)
(76.6)
(90.9)
Interest income

1
6.5
-
10.4
16.9

1
Interest expense

2
(2.4)
-
(3.2)
(5.6)

2
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

protest
Reconciliation of cost of sales to cash operating costs
Cost of sales
(2,414.7)
(131.3)
(7.9)
(2,553.9)
- Depreciation
142.8
25.7
0.6
169.1
- Change in estimate of environmental rehabilitation recognised in profit or loss
(58.6)
-
(1.4)
(60.0)
- Movement in gold in process and finished inventories - gold Bullion
(16.4)
(16.2)
-
(32.6)
- Ongoing rehabilitation expenditure
16.6
1.7
-
18.3
- Care and maintenance
-
-
8.8
8.8
- Other operating income/(costs)
19.2
8.3
(0.1)
27.4
Cash operating costs
(2,311.1)
(111.8)
-
(2,422.9)
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
-
-
3.5
- Unwinding of provision for environmental rehabilitation
45.4
19.6
1.3
66.3
- Other income
(2.2)
-
(5.7)
(7.9)
- Growth in environmental rehabilitation obligation funds
(11.3)
(22.5)
(4.6)
(38.4)
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
1
254.1

1
1

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

24

PAYMENTS

MADE UNDER PROTEST
SIGNIFICANT ACCOUNTING JUDGEMENTS
Payments made under protest
The determination

of whether the

payments made under

protest give

rise to an

asset or

a contingent asset

or neither,

required
the use of significant judgement.

The definition of an asset

in the conceptual framework was

applied as well as the

considerations
in the outcome

of the IFRS Interpretations

Committee (“
IFRIC
”) agenda decision

– Deposits relating to

taxes other than income
tax (IAS 37 Provisions, Contingent Liabilities

and Contingent Assets) (“
IFRIC Agenda Decision
”) published in January 2019.

The
IFRIC Agenda Decision has a similar fact pattern to that of the payments made under protest. With the consideration of the facts and circumstances

surrounding the

payments made

under protest

in applying

the definition

of an

asset and

the IFRIC

Agenda
Decision, management considered the following:

•

payments

were

made

under

protest

and

without

prejudice

or

admission

of

liability.

Such

payments

were

not

made

as

a
settlement of debt or recognition of expenditure;
•

the

Group

therefore

retains

a

right

to

recover

the

payments

from

the

City

of

Ekurhuleni

Metropolitan

Municipality
(“ Municipality ”) if the Group is successful in the Main Application;
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

Therefore,
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
ACCOUNTING POLICIES
Payments made under protest
Recognition and measurement
The

payment

made

under

protest

asset

that

arises

from

the

Municipality

Electricity

Tariff

Dispute

is

initially

measured

at

a
discounted amount, and any

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

the

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

PAYMENTS

MADE UNDER PROTEST
continued
Amounts in R million Note 2021 2020
Balance at the beginning of the year
35.0
27.6
Payments made under protest
8.1
10.6
Discount on initial payment made under protest 7
(7.4)
(7.1)
Unwinding 6
4.8
3.9
Balance at the end of the year
40.5
35.0
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

Over the past several

years the Municipality has

charged Ergo for such

electricity, at the Megaflex tariff at

which ESKOM Holdings
SOC Limited (“ ESKOM ”) charges its large power users plus an additional surcharge, as it still does; and Ergo paid therefor.
Pursuant to

its own investigations,

and after having

sought legal

advice on the

matter,

Ergo determined

that only

ESKOM may
legitimately charge it

for the electricity so

drawn and consumed at

the Ergo Plant, specifically

from the Ergo Central

Substation.

Despite

this, ESKOM

refused to

either accept

payment from

Ergo in

respect of

such electricity

consumption or

to conclude

a
consumer agreement with it.
In December 2014, Ergo instituted legal proceedings

by way of an application (“
Main Application ”) against the Municipality and
ESKOM as well as the National Energy Regulator of

South Africa (“
NERSA ”), the Minister of Energy, the Minister of Co-operative
Governance &

Traditional

Affairs and

the South

African Local

Government Association,

the latter

4 (four)

respondents against
whom Ergo does not seek any relief.
Ergo seeks the undermentioned relief:
●

declaring that the Municipality does not supply electricity to it at the Ergo Plant;
●

declaring that

the Municipality

is in

breach of

its temporary

Distribution License

(issued by

NERSA) by

purporting to

supply
electricity to Ergo at the Ergo Plant;
●

declaring that neither the Municipality

nor ESKOM may lawfully insist

that only the Municipality may

supply electricity to Ergo
at the Ergo Plant;
●

declaring that ESKOM presently supplies electricity to Ergo at the Ergo Plant; and
●

directing ESKOM to

conclude a consumer

agreement with Ergo

for the supply

of electricity at

the Ergo Plant

at its Megaflex
tariff.
The Municipality has since issued two summonses (“ Summonses
”) for the recovery of arrears it alleges it

is owed amounting to
R
74.0

million and R
31.6

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
Summonses, which is still ongoing.
The Group supported by the

external legal team is

confident that there is a

high probability that Ergo will

be successful in the

Main
Application and defending

the Summonses. Therefore,

there is no

present obligation as

a result of

a past event

to pay the

amounts
claimed by the Municipality
.
The balance at the end of the year was based on the following assumptions:

●

discount rate:
11.68
% (2020:
11.68
%) representing the Municipality maximum cost of borrowing on bank loans as disclosed in their June 30, 2020 annual report; and

●

discount period:
June 30, 2024

(2020:
June 30, 2022
) representing management’s

best estimate of

the date of

conclusion of
the Main Application and is supported by external legal counsel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

25

OTHER INVESTMENTS
ACCOUNTING JUDGEMENTS
The Group has one (1) director representative on

the Rand Refinery board. Therefore, judgement had to be applied to ascertain
whether significant influence exists, and

if the investment should be

accounted for as an associate

under IAS 28 Investments in
Associates

and

Joint

Ventures.

The

director

representation

is

not

considered

significant

influence,

as

it

does

not

constitute
meaningful representation.

It represents
11.11
% of the entire board and

is proportional to the
11.3
% shareholding that the Group
has.

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

investment-by-
investment basis.

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
The Group’s

listed and

unlisted investments

in equity

securities are

classified as

equity instruments

at fair

value through

other
comprehensive income (OCI).
Amounts in R million
Shares
% held

1
2021 2020
Listed investments (Fair value hierarchy Level 1):
West Wits Mining Limited (" WWM ")
47,812,500
3.5%
43.5
12.0
Total

listed investments
43.5
12.0
Unlisted investments (Fair value hierarchy Level 3):
Rand Refinery Proprietary Limited (" Rand Refinery ")
44,438
11.3%
119.3
178.4
Rand Mutual Assurance Company Limited B Share Business Fund (" RMA ")

2
12,659
2
1.3%

2
4.1
4.7
Guardrisk Insurance Company Limited (Cell Captive A170)

3
20
3
100.0%
0.1
0.1
Chamber of Mines Building Company Proprietary Limited
42,292
4.5%
0.1
0.1
Total

unlisted investments
123.6
183.3
Balance at the end of the year

167.1
195.3
Fair value adjustment on equity instruments at fair value through OCI
(28.2)
191.8
Dividends received on equity instruments at fair value through OCI
(76.1)
(4.3)
Rand Refinery
(72.3)
-
RMA
(3.8)
(4.3)
1
The number and percentage shares held remained

unchanged for the prior year with the exception

of WWM that issued new shares thereby
diluting DRDGOLD's effective shareholding from
5.1
% to
3.5
%
2
The "B Share Business Fund" shares relate to all

the businesses of the RMA Group that do not relate

to the Compensation for Occupational
Injuries and Diseases Act
3 The shares held entitles the holder to
100
% of the residual net equity of Cell Captive

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

OTHER INVESTMENTS
continued
25.1

RAND REFINERY
Amounts in R million 2021 2020
Balance at the beginning of the year
178.4
-
Fair value adjustment on equity investments at fair value through other comprehensive income
(59.1)
178.4
Balance at the end of the year
119.3
178.4
In accordance

with IFRS

13
Fair Value

Measurement
, the

income approach

has been

established to

be the

most appropriate
basis

to estimate

the fair

value of

the investment

in Rand

Refinery.

This method

relies on

the future

budgeted cash

flows as
estimated by Rand Refinery. Management used a model developed by an external expert to perform the valuation.

Rand

Refinery’s

refining

operations

(excluding

Prestige

Bullion)

were

valued

using

the

Free

Cash

Flow

model,

whereby

an
enterprise

value using

a

Gordon Growth

formula for

the terminal

value was

estimated.

The forecasted

dividend income

to be
received

from Prestige

Bullion was

valued using

a

finite-life dividend

discount model

as Rand

Refinery’s

shareholding will

be
reduced to nil in 2032 per agreement with the South African Mint (partner in Prestige Bullion). These valuations revealed that the fair value of the investment in Rand Refinery

consist mainly of Rand Refinery’s cash on

hand and the forecasted dividend income
to be received from Prestige Bullion.
The

enterprise

value

of

Rand

Refinery’s

refining

operations

decreased

mainly

due

to

a

decrease

in

forecast

gold

prices,

a
decrease in budgeted

production volumes, and

an increase in

budgeted operating costs.

The value of

the forecasted dividends
for Prestige Bullion

decreased mainly due

to a

decrease in the

demand in Krugerrands

and an increase

in the discount

rate applied
to the forecasted dividends of Prestige Bullion. The discount rate increased due to an increase in the risk premium to account for increased volatility in demand for Krugerrands in the medium- to long-term.
The fair value measurement uses significant unobservable

inputs and relates to a fair value

hierarchy level 3 financial instrument.
Marketability and minority

discounts (both unobservable

inputs) of
16.5
% and
17.0
% (2020:
16.5
% and
17.0
%), respectively, were
applied. The

latest budgeted

cash flow

forecasts provided

by Rand

Refinery as

at June

30, 2021

was used,

and therefore

classified
as an unobservable input into the models. Key observable/unobservable inputs into the model include:
Amounts in R million Observable/unobservable input Unit 2021 2020
Rand Refinery operations
Forecast average gold price

Observable input R/kg
847,317
852,098
Forecast average silver price

Observable input R/kg
11,751
9,453
Average South African CPI Observable input %
4.4
4.8
South African long-term government bond rate Observable input %
9.5
9.5
Terminal

growth rate
Unobservable input %
4.4
5.0
Weighted average cost of capital Unobservable input %
15.1
15.1
Investment in Prestige Bullion
Discount period Unobservable input years
12
13
Cost of equity Unobservable input %
16.5
13.2
Sensitivity analysis
The fair value

measurement is most

sensitive to the

Rand denominated gold

price and volumes.

The higher the

gold price and
volumes, the higher the fair value of

the Rand Refinery investment. The fair value measurement

is also sensitive to the discount
rate and

minority and

marketability discounts

applied. The

below table

indicates the

extent of

sensitivity of

the Rand

Refinery
equity value to the inputs:
Input Change in OCI, net of tax
Amounts in R million % Increase % Decrease % Increase % Decrease
Rand Refinery operations
Rand US Dollar exchange rate Observable inputs
1
(1)
3.8
(3.8)
Commodity prices (Gold and silver) Observable inputs
1
(1)
3.0
(3.0)
Volumes

Unobservable inputs
1
(1)
2.6
(2.6)
Weighted average cost of capital Unobservable inputs
1
(1)
(0.3)
0.3
Minority discount Unobservable inputs
1
(1)
(1.2)
1.2
Marketability discount Unobservable inputs
1
(1)
(1.2)
1.2
Investment in Prestige Bullion
Cost of equity Unobservable inputs
1
(1)
(1.5)
1.5
Prestige Bullion dividend forecast Unobservable inputs
1
(1)
0.4
(0.4)
Impact of the COVID-19 pandemic
The COVID-19 pandemic had an impact on the gold market and the operations of Rand Refinery as a result of the South African national lockdown and the assumptions as disclosed were adjusted with relevant information at the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

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
The flooding of the western and central basins has the potential to cause pollution due to Acid Mine Drainage (“AMD”)
contaminating the ground water. The government has appointed Trans-Caledon Tunnel Authority (“TCTA”) to construct a partial treatment plant to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant since August 2014 has been co-disposed onto the
Brakpan/Withok Tailings Storage facility. Partially treated water has been discharged by TCTA into the Elsburg Spruit.
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
for the year ended June 30, 2021

CONTINGENCIES
continued
26.3

CONTINGENCIES

REGARDING

EKURHULENI

METROPOLITAN

MUNICIPALITY

ELECTRICITY

TARIFF
DISPUTE
Refer note 24 PAYMENTS

MADE UNDER PROTEST for a full description of the matter.
Contingent liability
The Municipality has issued two summonses for

the recovery of arrears it alleges

it is owed amounting to R
74.0

million and R
31.6
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

approximately R
43

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
●

the financial asset is held within a

business model whose objective is to hold

financial assets in order to collect

contractual cash
flows; and

●

the contractual terms of

the financial asset give

rise on specified dates to

cash flows that are solely

payments of principal and
interest on the principal amount outstanding.

An investment is

measured at fair

value through other

comprehensive income if

it meets both

of the following

conditions and is
not designated as at fair value through profit or loss:
●

It is held with a business model whose objective achieved by both collecting contractual cash flows and selling financial assets;
and

●

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

directors (“
Board
”) has

overall responsibility for

the establishment and

oversight of the

Group’s risk

management
framework. During the current year

the Board established the

Risk Committee (“
RC
”) (previously a subcommittee

of the Audit and
Risk

Committee),

which

is

responsible

for

developing

and

monitoring

the

Group’s

risk

management

policies.

The

committee
reports regularly to the Board on its activities.
The Group’s risk management policies

are established to identify

and analyse the risks

faced by the Group,

to set appropriate risk
limits and controls, and

to monitor risks and

adherence to limits. Risk

management policies and systems

are reviewed regularly
to reflect

changes to

market conditions

and the

Group’s activities.

The Group,

through its

training and

management standards
and procedures, aims to develop

a disciplined and constructive control

environment in which all employees

understand their roles
and obligations.
The RC oversees

how management monitors

compliance with

the Group’s risk

management policies

and procedures, and

reviews
the adequacy of

the risk management

framework in relation

to the risks

faced by the

Group. The RC

is assisted in

its oversight
role by

the internal

audit function.

The internal

audit function

undertakes both

regular and

ad hoc

reviews of

risk management
controls and procedures, the results of which are reported to the RC.
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
for the year ended June 30, 2021

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

borrow funds. Conversely,

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

NOTE 4

REVENUE

NOTE 15

TRADE AND OTHER RECEIVABLES

NOTE 13

CASH AND CASH EQUIVALENTS

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
NOTE 5.1

COST OF SALES
NOTE 16

TRADE AND OTHER PAYABLES
NOTE 19.3

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
NOTE 21

EQUITY
NOTE 22

INTEREST IN SUBSIDIARIES
29

SUBSEQUENT EVENTS
There were no significant

subsequent events between the

year-end reporting date of

June 30, 2021 and

the date of issue

of these
financial statements other than described below and included in the preceding notes to the consolidated financial statements.
Declaration of dividend

On August

25 2021, the

Board declared a

final dividend

for the year

ended June

30, 2021 of
40

SA cents

per qualifying share
amounting to R
342.0

million, which was paid on September 27, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2021

SUBSEQUENT EVENTS continued
Conditional shares granted
On 20 October

2021,
3,508,232

conditional shares were

granted to qualifying

employees under the

current equity settled

long-
term incentive scheme.

These are expected

to vest on

20 October 2024.

The number of

conditional shares granted

includes those
granted to directors and prescribed officers as follows:

Number of conditional
shares awarded
Executive directors
D J Pretorius
549,986
A J Davel
292,796
Prescribed officers
W J Schoeman
292,796
E Beukes
39,375

SIGNATURES

The

registrant hereby

certifies that

it

meets all

of

the

requirements for

filing on

Form 20-F and

that it

has

duly

caused and
authorized the

undersigned

to sign this

annual report

on its behalf.

DRDGOLD LIMITED
By: /s/ D.J. Pretorius
D.J. Pretorius
Chief Executive

Officer
By:
/s/ A.J. Davel

A.J. Davel
Chief Financial

Officer
Date: October

28, 2021