Form 20-F
period 2022-06-30
DRDGOLD LTD
filed 2022-10-28
CIK 1023512

UNITED STATES

SECURITIES

AND EXCHANGE

COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F
☐
REGISTRATION STATEMENT PURSUANT

TO SECTION 12(b)

OR (g) OF

THE SECURITIES

EXCHANGE ACT

OF 1934
OR
☑
ANNUAL REPORT

PURSUANT TO

SECTION 13

OR 15(d) OF

THE SECURITIES

EXCHANGE ACT

OF 1934 For

the fiscal

year
ended
June 30, 2022
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

Manager Tel. no. +27

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

2022.

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
☑
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

7
ITEM 2.
OFFER STATISTICS

AND EXPECTED TIMETABLE

7
ITEM 3.
KEY INFORMATION

7
3A. [Reserved] 7
3B.
Capitalization And Indebtedness

8
3C.
Reasons For The Offer And Use Of Proceeds

8
3D.
Risk Factors

8
ITEM 4.
INFORMATION ON THE COMPANY

22
4A.
History And Development Of The Company

22
4B.
Business Overview

24
4C.
Organizational Structure

29
4D.
Property, Plant And Equipment

30
ITEM 4A.
UNRESOLVED STAFF

COMMENTS

43
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

44
5A.
Operating Results

44
5B.
Liquidity And Capital Resources

53
5C.
Research And Development, Patents And Licenses, Etc

54
5D.
Trend Information

54
5E. Critical Accounting Estimates 58
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

58
6A.
Directors And Senior Management

58
6B.
Compensation

62
6C.
Board Practices

65
6D.
Employees

69
6E.
Share Ownership

70
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY

TRANSACTIONS

72
7A.
Major Shareholders

72
7B.
Related Party Transactions

73
7C.
Interests Of Experts And Counsel

73
ITEM 8.
FINANCIAL INFORMATION

73
8A.
Consolidated statements And Other Financial Information

73
8B.
Significant Changes

73
ITEM 9.
THE OFFER AND LISTING

74
9A.
Offer And Listing Details

74
9B.
Plan Of Distribution

74
9C.
Markets

74
9D.
Selling Shareholders

74
9E.
Dilution

74
9F.
Expenses Of The Issue

74
ITEM 10.
ADDITIONAL INFORMATION

74
10A.
Share Capital

74
10B. Memorandum and articles of association 74
10C.
Material Contracts

77
10D.
Exchange Controls

78
10E.
Taxation

80
10F.
Dividends And Paying Agents

85
10G.
Statement By Experts

85
10H.
Documents On Display

85
10I.
Subsidiary Information

85
ITEM 11.
QUANTITATIVE

AND QUALITATIVE

DISCLOSURES ABOUT MARKET RISK

85

TABLE OF CONTENTS
Page
PART II
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

86
12A.
Debt Securities

86
12B.
Warrants and Rights

86
12C.
Other Securities

86
12D
American Depositary Shares

87
ITEM 13.
DEFAULTS,

DIVIDEND ARREARAGES AND DELINQUENCIES

88
ITEM 14.
MATERIAL

MODIFICATIONS TO

THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

88
ITEM 15.
CONTROLS AND PROCEDURES

88
ITEM 16. [RESERVED] 89
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT

89
ITEM 16B.
CODE OF ETHICS

89
ITEM 16C.
PRINCIPAL ACCOUNTANT

FEES AND SERVICES

89
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

90
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

90
ITEM 16F
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

90
ITEM 16G.
CORPORATE

GOVERNANCE

90
ITEM 16H.
MINE SAFETY DISCLOSURES

91
ITEM 16I.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

91
PART III
ITEM 17.
FINANCIAL STATEMENTS

92
ITEM 18.
FINANCIAL STATEMENTS

92
ITEM 19.
EXHIBITS

95
SIGNATURES 98

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
All financial information in this Annual Report, except as otherwise noted is prepared in accordance with IFRS as issued by the IASB.

We present our financial information in rand, which is our presentation and reporting currency.

All references

to “dollars”

or “$”
herein are

to United States

Dollars and

references

to “rand” or

“R” are to South

African rands.

Solely for your convenience, this Annual Report
contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R16.27 per $1.00, the year end exchange rate on June 30, 2022.

In this Annual Report, we present certain non-IFRS financial measures such as “cash operating costs per kilogram”, “all-in sustaining costs per kilogram” and “all-in costs per kilogram” which have been determined using industry guidelines promulgated by the
World Gold Council, and which we use to determine costs associated with producing gold, cash generating capacities of the mines and to monitor performance of our mining operations. An investor should not consider these items in isolation or as alternatives to, operating costs, cash generated from operating activities, profit/(loss) for the year or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council has provided definitions for the calculation of these measures,

the calculation of cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See Glossary of Terms and Explanations and Item 5A. Operating Results – “Cash operating costs, all-in sustaining costs and all-in costs” and “Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram”.

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
● statements made in or with respect to the Technical Report Summaries (“ TRS ” or “ TRSs ”) including statements with respect to
Mineral Reserves and Resources and assumptions, gold prices, projected revenue and cash flows and capital expenditures and other forward looking statements in the TRSs;
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
●
expected gold production and cash operating costs expected in fiscal year 2023;

● statements with respect to agreements with unions;
● our prospects in litigation and disputes;
● statements with respect to the legal review for increasing the deposition capacity of the Brakpan/Withok Tailings Storage Facility
(“ TSF ”) and the Regional Tailings Storage Facility (“ RTSF ”), and expected potential increase in capacity and life of mine and statements with respect to our flotation fine-grind

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

potential new

variants,

including in

South Africa;

●
the global

impact of

Ukraine conflict

and global inflation;
●
adverse changes

or uncertainties

in general

economic conditions

in South Africa;

●
regulatory

developments

adverse to

us or difficulties

in maintaining

necessary

licenses or

other governmental

approvals;
●
future performance

relating to

the FWGR

Phase 2 assets

and the reclamation

sites on the

east of Ergo’s plant;
●
challenges

in replenishing

mineral reserves;
●
changes in

our competitive

position;
●
changes in,

or that affect,

our business

strategy;
●
that assumptions

underlying our

Mineral Reserves

and Mineral

Resources as

set forth in

this report

and our TRSs

prove to be
incorrect;
●
our ability

to achieve

anticipated

efficiencies

and other cost

savings in

connection

with past

and future

acquisitions;
●
the success

of our business

strategy, development

activities

and other initiatives;
●
adverse changes

in our gold

production

as well as

the demand

for and the

price of gold;

●
changes in

technical

and economic

assumptions

underlying our

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

diseases;

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
Any links to

external,

or third-party

websites,

are provided

solely for

convenience.

We take no responsibility

whatsoever

for any third-
party information

contained in

such third-party

websites,

and we specifically

disclaim adoption

or incorporation

by reference

of such information
into this report

and no websites

are incorporated

by reference

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
exploration expenses and

transaction costs, and retrenchment

costs. This is

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
Brakpan/Withok final life design

The Brakpan/Withok Tailings

Storage Facility final life design is the engineering

design that ultimately brings
the

tailings

storage facility

to

its

finality

in

terms

of

extent, operation,

rehabilitation and

management. The
implemented final design

would result in

alignments with the

Global Industry Standard

on Tailings Management
(“ GISTM
”)

and

regulatory

bodies,

increase

deposition

capacity,

improve

operation/management

and

bring
about the sustainable closure of the facility.

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
Cash operating costs per kilogram

Cash operating

costs are

operating costs

incurred directly

in the

production of

gold and

include labor

costs,
contractor and other

related costs, inventory

costs and electricity

costs. Cash operating

costs per kilogram

are
calculated by dividing

cash operating costs

by kilograms of

gold produced.

This is a

non‑IFRS financial measure
and should not

be considered a

substitute measure

of costs and

expenses reported by

us in accordance

with IFRS.
Cut‑off grade

The grade

(i.e., the

concentration of

metal or

mineral in

rock) that

distinguishes material

deemed to

have no
economic value from material deemed to have economic value.

CIL Circuit Carbon-in-leach circuit.
Definitive Feasibility Study
(" DFS ")
A definitive

engineering estimate

of all

costs, revenues,

equipment requirements

and production

at a

-5% to
+10% level of accuracy. The study

is used to define the

economic viability of a

project and to support

the search
for project financing.
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

Dilution Waste or material below the cut-off grade that contaminates the ore during the course of mining operations and thereby reduces the average grade mined.
Doré

Unrefined gold and silver

bullion bars consisting of

approximately 90% precious metals

which will be further
refined to almost pure metal.
Footwall The underlying side of a stope or ore body.
Grade

The amount

of gold

contained within auriferous

material generally

expressed in

ounces per

ton or

grams per
tonne of ore.
Growth capital expenditure

Capital additions that

are not sustaining capital

expenditure. This is a

non‑IFRS financial measure and

should
not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
g/t

Grams per tonne.

Indicated Mineral Resources
That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate
geological

evidence

and

sampling.

The

level

of

geological

certainty

associated

with

an

indicated

Mineral
Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine
planning and evaluation of the economic viability of the deposit. Because an indicated

Mineral Resource has a
lower level of

confidence than the

level of confidence

of a measured

Mineral Resource, an

indicated Mineral
Resource may only be converted to a probable Mineral Reserve.
Inferred Mineral Resources
That part of

a Mineral Resource

for which quantity

and grade or

quality are estimated

on the basis

of limited
geological

evidence

and

sampling.

The

level

of

geological

uncertainty

associated

with

an

inferred

Mineral
Resource

is

too

high

to

apply

relevant

technical

and

economic

factors

likely

to

influence

the

prospects

of
economic

extraction

in

a

manner

useful

for

evaluation

of

economic

viability.

Because

an

inferred

Mineral
Resource has the lowest level

of geological confidence of

all Mineral Resources, which prevents

the application
of the modifying factors in a manner useful for evaluation of economic viability,

an inferred Mineral Resource
may not be considered when assessing the economic viability of a mining project and may not be converted to
a Mineral Reserve.

Measured Mineral Resources
That part of a Mineral

Resource for which quantity and

grade or quality are estimated

on the basis of conclusive
geological

evidence

and

sampling.

The

level

of

geological

certainty

associated

with

a

measured

Mineral
Resource is

sufficient

to allow

a

qualified person

to apply

modifying factors,

in sufficient

detail

to support
detailed mine planning

and final evaluation

of the

economic viability

of the

deposit. Because

a measured Mineral
Resource has a higher level of confidence than the level of confidence of either an indicated Mineral Resource
or an inferred Mineral Resource, a measured Mineral Resource may be converted to a proven

Mineral Reserve
or to a probable Mineral Reserve.
Metallurgical plant

A processing plant (mill) erected to treat ore and extract the contained gold.
Mineral Reserves

An estimate of tonnage and

grade or quality of indicated

and measured Mineral Resources that, in

the opinion
of the qualified person, can be the basis of an economically viable project. More specifically, the economically mineable part of a

measured or indicated Mineral

Resource, which includes diluting materials

and allowances
for losses that may occur when the material is mined or extracted.
Mineral Resources A concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality,

and

quantity

that

there

are

reasonable

prospects

for

economic

extraction.

A

Mineral

Resource

is

a
reasonable estimate of mineralization, taking into

account relevant factors such as

cut-off grade, likely mining
dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in

whole or in

part, become economically

extractable. It is

not merely an

inventory of all

mineralization
drilled or sampled.
Mine call factor

The gold content recovered expressed as a percentage of the called gold content.
Modifying factors
The factors that a qualified person must

apply to indicated and measured Mineral Resources and

then evaluate
in order

to establish

the economic

viability of

Mineral Reserves.

A qualified person

must apply

and evaluate
modifying

factors

to

convert

measured

and

indicated

Mineral

Resources

to

proven

and

probable

Mineral
Reserves.

These

factors

include,

but

are

not

restricted

to:

Mining;

processing;

metallurgical;

infrastructure;
economic;

marketing;

legal;

environmental

compliance;

plans,

negotiations,

or

agreements

with

local
individuals or groups; and governmental

factors. The number, type and specific

characteristics of the modifying
factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project
Mt

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

finished inventory –

gold bullion, ongoing

rehabilitation expenditure, care

and maintenance,
other operating income and retrenchment costs.
oz/t

Ounces per ton.
Prefeasibility study (" PFS ")
A comprehensive study of a range of

options for the technical and economic

viability of a mineral project that
has

advanced

to

a

stage

where

a

preferred

mining

method,

in

the

case

of

underground

mining,

or

the

pit
configuration,

in

the

case

of

an

open

pit,

is

established

and

an

effective

method

of

mineral

processing

is
determined. It includes a

financial analysis based on

reasonable assumptions on the

modifying factors and the
evaluation

of

any

other

relevant

factors

which

are

sufficient

for

a

competent

person,

acting

reasonably,

to
determine if all or part of the Mineral Resource may

be converted to a Mineral Reserve at the time of

reporting.
A prefeasibility study is at a lower confidence level than a feasibility study.
Proven Mineral Reserves

The economically mineable part of a measured Mineral Resource and can only result from conversion of a measured Mineral Resource and can only result from conversion of a measured Mineral Resource.

Probable Mineral Reserves

The economically mineable part of an indicated and in some cases, a measured Mineral Resource.
Qualified Person
An individual who is a

mineral industry professional with at least 5

years of relevant experience in the

type of
mineralization

and

type

of

deposit

under

consideration

and

in

the

specific

type

of

activity

that

person

is
undertaking on behalf of

the registrant, and an eligible

member or licensee in

a good standing of a

recognized
professional organization at the time the technical report is prepared.
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

PART I
ITEM 1. IDENTITY

OF DIRECTORS, SENIOR

MANAGEMENT AND

ADVISERS
Not applicable.
ITEM 2. OFFER

STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY

INFORMATION
3A. [Reserved]

3B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3C. REASONS

FOR THE OFFER

AND USE OF PROCEEDS
Not applicable.
3D. RISK FACTORS

In conducting

our business, we

face many

risks that

may interfere

with our

business objectives. Some of

these risks

relate to

our
operational processes,

while others relate

to our business environment.

It is important to understand

the nature of these

risks and the impact they
may have on our

business, financial

condition and

operating results.

Some of these

risks are summarized

below and have

been organized

into the
following categories:
●
Risks related

to our business

and operations;
●
Risks related

to the gold

mining industry;
●
Risks related

to doing business

in South Africa;

● Risks related to climate change;
● Risks related to government regulation; and
● Risks related to ownership in our ordinary shares or American Depositary Shares (ADSs).
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
In the wake-of

the COVID-19 pandemic

and measures

taken to address

the outbreak,

there has been

a global trend

of investors

turning
to gold

and gold

stocks as

a safe

haven asset,

as has

been the

case in

previous

times of

global economic

crisis.

This has

led to

a surge

in the

average
gold price

during fiscal

2020 and

fiscal

2021. Although

the impact

of the

COVID-19

pandemic

has diminished

and the

gold prices

have marginally
decreased,

the average

gold price

for fiscal

2022 remained

high due to

continued

economic

uncertainty

as the

global economies

attempt to

recover
from all

the after

effects of

COVID19

and deal

with,

the conflict

in Ukraine

and rapidly

rising

inflation.

In addition,

we are

impacted

by movements
in the exchange

rate of the

rand against

the dollar

as described

below.

Exchange rates are influenced by global economic trends. The closing exchange rate of the rand against the dollar

at June 30,

2022
weakened

by 14% compared

to June 30,

2021.

The closing

price of the

rand against

the dollar

at June 30,

2021 strengthened

by 18% compared

to
June 30,

2020. At

September

30, 2022,

the rand

traded at

R18.15 =

$1.00 (based

on closing

rates),

a 12% weakening

of the rand

against the

Dollar
from June

30, 2022 as

the dollar

strengthened

as a result

of quantitative

tightening

and the raising

of interest

rates by the

US Federal

Reserve.

The
rand/dollar exchange

rate was volatile throughout

the fiscal year 2022

mainly as a result of global,

emerging market and

South Africa economic
uncertainty including

uncertainties

resulting from

the global economic

slowdown sentiment,

rapidly rising global

inflation,

geopolitical

tensions
in

Ukraine,

perceived political and

economic instability,

structurally weak economic

growth of

the South

African economy

exacerbated by
increasing

loadshedding

by power utility

Eskom Holdings

SOC Limited

(“
Eskom
”) as it battles

with supply.

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

our exposure to market

fluctuations

in the dollar gold price

or the exchange
rate movements

of the rand. Up to April 11, 2022 we sold gold at

spot prices based on the afternoon

London Bullion Market

fixing price on the
day when Rand Refinery, acting

as an agent for the sale

of all gold produced by the

Group, delivers

the Gold to the buyer. Our foreign

currency
was usually sold at the

spot price in the

market on the date of

trade. Subsequent to April 11, 2022

gold is sold at

a dollar gold price and

spot
exchange rate

specified

in a contract

with the South

African bullion

banks to

deliver the

gold at a

specified

settlement

date.

If the dollar

gold price
should fall

and/or the

rand should

strengthen

against the

dollar, this

would adversely

affect us,

and we may

experience

losses, and

if these

changes
result in

revenue below

our cost of

production and

remain at

such levels

for any sustained

period, we may

be forced

to curtail or

suspend some

or
all our operations.

A failure

to acquire

new Mineral

Reserves could

negatively affect

our

future

cash

flows, results

of

operations and

financial
condition.

New or

ongoing exploration

programs may be

delayed or

may not result

in new mineral

producing operations

that will

sustain or
increase our Mineral Reserves. A failure to

acquire new Mineral Reserves in sufficient

quantities and quality to maintain or grow

the current
level and quality of our reserves will negatively affect our future cash flow, results of operations and financial condition. In addition, if we are
unable to identify Mineral Reserves

that have reasonable prospects

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

Our ability to complete

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
organization.

We cannot be certain

that we will

be able to

achieve the

benefits we

expect from

a particular

acquisition

or investment.

Acquisitions
may also strain

our managerial

and operational

resources,

as the challenge

of managing

new operations

may divert

our management

from day-to-
day operations of

our existing

business. Furthermore, we may

have difficulty integrating

employees, business systems, and

technology. The
controls, processes

and procedures

of acquired

businesses

may also not adequately

ensure compliance

with laws and

regulations

and we may fail
to identify compliance

issues or liabilities.

Our business,

financial condition

and results

of operations

may be materially

and adversely

affected if
we fail

to coordinate

our resources

effectively

to manage

both our existing

operations

and any businesses

we acquire.

Acquisitions

can also result
in unforeseen

liabilities.

Moreover, our

resources

are limited

and our

decision

to pursue

a transaction

has opportunity

costs;

accordingly, if

we pursue

a particular
transaction,

we may need

to forgo the

prospect of

entering into

other transactions

that could

help us achieve

our financial

or strategic

objectives.
Limited deposition

capacity
Our operations

are based on ultra-volume

and almost nano-gold

extraction.

The volume of reclaimed

material delivered

has one of the
most profound impacts on the gold

output of our metallurgical plants.

The large volumes of

material that are processed at our operations are
deposited on tailings facilities

which have a finite capacity. Alternative facilities

will be required to ensure adequate deposition

capacity for the
current life of mine and for the future. Key projects to increase such a deposit capacity include the development

of the regional tailings storage
facility as part of Phase 2

FWGR project or identifying interim alternate deposition facilities as well as obtaining regulatory approvals for the
Brakpan/Withok

TSF final design

at Ergo.

However, their

products may

not be successful

or sufficient

to maintain

or increase

deposit capacity
.

Our large projects, most notably the development

of FWGR Phase 2, the Solar Plant Project and

Brakpan/Withok TSF final life
design implementation to enable mining on the

east of the

Ergo plant, are subject to

schedule delays and cost overruns, and we

may face
constraints

in financing our existing

projects or new

business opportunities,

which could render

our projects unviable

or less profitable

than
planned.

The development of our projects are capital

intensive processes carried

out over long durations and requires us to commit significant capital expenditure

and allocate

considerable

management

resources in

utilizing our

existing experience

and know-how.

Projects like

the

development of

Phase 2

of

the

FWGR assets

acquired from

Sibanye-Stillwater, the

Solar Plant

Project and

the
implementation

of the Brakpan/Withok TSF final life design are subject

to the risk of delays,

regulatory approvals

and cost overruns which are
inherent in

any large construction

project including,
inter alia :
•

shortages

or unforeseen

increases

in the cost

of equipment,

labor and

raw materials;
•

unforeseen

design and

engineering

problems;
•

changes in

construction

plans that

may require

new or amended

planning permissions;

•

unforeseen

construction

problems;
•

unforeseen

delays

commissioning

sections

of the project;
•

inadequate

phasing of activities;
•

labor disputes;
•

inadequate

workforce

planning or

productivity

of workforce;
•

inadequate

management

practices;
•

natural disasters

and adverse

weather conditions;
•

national work

stoppages

as a result

of infectious

deceases and

pandemics;
•

failure or

delay of third-party

service providers;

and
•

changes to

regulations,

such as environmental

regulations.

We also face the

risk that expected

benefits of

our projects

are not achieved.

The Phase 2 definitive

feasibility

study was completed

in the 3
rd

quarter of fiscal

year 2021, however

regulatory approval

still needs

to
be obtained

for the submitted

amended design.

It is therefore

anticipated

that the construction

of the Regional

Storage Facility,

related to Phase

2,
will commence

in fiscal

year 2031.

As the

Driefontein

4 TSF is

expected

to reach

full capacity

during fiscal

year 2025,

whereafter

the depositional
rate would

have to

decrease

materially. Plans

are in

place to

redirect

material

to Sibanye

Gold’s Leeudoorn

TSF until

the Regional

Storage

Tailings
Facility is

ready for commissioning

expected in

fiscal year

2031.

Ergo is currently

developing a

Solar Power

Plant to reduce

its reliance

on Eskom and

to reduce

its future

cost of electricity

(“
the Solar
Plant
”).

The Solar

Plant

definitive

feasibility

study was

completed

during

fiscal

year 2022

and is

currently

under

development.

A significant

capital
investment

is needed to

complete the

project. It

is estimated

that benefit

from the project

in reduced electricity

costs and reduced

carbon footprint
will start

to materialize

from April

2023 onwards.

Regulatory approvals

for the final life design of the Brakpan/Withok TSF are yet to be obtained. The implementation

of the final life
design is expected

to be crucial

in the increase

of the life

of mine of

Ergo as it will

accommodate

material in

toward the

east of the

Ergo plant.

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

FWGR,

the Solar

Power Project

and the

implementation of the

final life

design Brakpan/Withok TSF

are
particularly

material

to DRDGOLD,

significant

cost overruns

or adverse

changes

in assumptions

affecting

the viability

of these

projects

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

rising cost

of debt,

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

Management

is estimating

a significant

capital investment

in major projects

in the next

few years.

If we are

unable to
meet our

cash requirements

out of cash

flows generated

from our

operations,

we would

need to

fund our

cash requirements

from financing

sources
and any

such financing

may not

be permitted

under the

terms of

our financing

arrangements

or may not

be possible

on attractive

terms or

at all

due
to rising

interest

rates,

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

maintenance

and load shedding

or power dips,

destruction of

infrastructure,

spillages, higher
than expected operating

costs, or

lower than

expected production as a

result of

decreases in

extraction efficiencies due to

imbalances in the
metallurgical

process as

well as inconsistent

volume throughput

or other factors.

Our FWGR operations are reliant

on the

use and access to

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

Any of the risks

above or weather

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

areas and

active TSFs

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

rising global

and national

inflation;
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

shortages

or availability

of materials

used in production;
•

environmental

factors; and
•

pollution.

Our production costs

consist mainly

of materials

including reagents

and steel, labor, electricity,

specialized

service providers,

machine
hire,

security,

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

The transitional arrangement regarding wage increases with the workforce at

FWGR when these

employees were incorporated into
DRDGOLD have now come to an end. A three-year

wage agreement was reached

with organized labor at FWGR in November

2021 and wage
negotiations

are currently

under

way at

the ERGO

operations

after the

previous

extended

agreement

came to

an end

on June

30, 2022.

A new

wage
agreement

was concluded

after June

30, 2022.

Increases in production

costs, if material,

will adversely

impact our results

of operations.

In addition, any initiatives

that we pursue to
reduce costs, such as reducing our reliance on Eskom’s grid through self-generation of power, for example through the

Solar Power project at
Ergo, reducing

our labor

force, a

reduction

of the corporate

overhead,

negotiating

lower price

increases

for consumables

and cost

controls

may not
be successful

or sufficient to offset the

increases affecting

our operations and could

adversely affect

our business, operating

results and financial
condition.

Uncertainties regarding

the

impact

of

the

COVID-19

pandemic

and

potential new

variants could

impact

current

and

future
operations

The risk related

to the impact of the COVID-19

pandemic is not isolated

to health and safety

for our employees

and disruptions to

our
operations,

but has manifested

as a risk in

terms of

social stability

as well as

economic activity

and growth

both in South

Africa and

globally. The
national

state

of disaster

imposed

by the

South African

Government

ended on

April 4,

2022,

which reduced

the overall

risk related

to the

pandemic.

We continue to monitor

the risk related

to the COVID-19

pandemic and

have measures

in place to

react in the

case that the

COVID-19 pandemic
worsens.

We have benefitted

from the increase

in dollar gold

prices and

weakening of the

rand/dollar

exchange rate

driven at least

in part by the
impact of

the COVID-19

pandemic.

Dollar gold

prices may

decrease and

the rand/dollar

exchange rate

may strengthen

as the global

impact of

the
COVID-19 pandemic

is alleviated.

Uncertainties

regarding supply

chain

The

global

economic

environment,

geopolitical

tensions

as

well

as

inflationary

pressures

worldwide

have

highlighted

the
interdependencies

of supply

chains.

The risk

of dependency

on key

suppliers

requires

ongoing focus

and proactive

management.

The unavailability
of critical

material

such as

reagents

and critical

equipment

may affect

production

and operating

costs

resulting

in loss

of revenue.

Delays

in supplies,
freight costs

and higher

than inflationary

increases

for capital

equipment are

crucial elements

for new projects.

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

R517.7 million which is

included in

our
statement

of financial

position

as at

June 30,

2022

(Refer

to Item

18. ‘‘Financial

Statements

- Note

11 –

Provision

for environmental

rehabilitation”).
However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation,

higher than expected

cost increases,

or unidentified

rehabilitation

costs. We used to fund these environmental

rehabilitation
costs by making contributions over the life of the mine to

environmental trust funds or funds held in insurance instruments established for our
operations.

During fiscal

year 2022

we

changed the

method of

provision to

funds held

in

insurance products.

If

any

of

our operations

are
prematurely

closed,

the rehabilitation

funds may

be insufficient

to meet

all the

rehabilitation

obligations

of those

operations.

The closure

of mining
operations,

without sufficient

financial

provision for

the funding

of rehabilitation

liabilities,

or unacceptable

damage to

the environment,

including
pollution or

environmental

degradation,

may expose

us and our directors

to prosecution,

litigation

and potentially

significant

liabilities.

Damage to

tailings dams

and excessive

maintenance

and rehabilitation

costs could

result in

lower production

and health,

safety and
environmental

liabilities.
Our tailings

facilities

are exposed to

numerous risks

and events,

the occurrence

of which may

result in the

failure, breach

or damage of
such a facility. These may include sabotage, failure by our employees to adhere to the codes of practice and natural disasters such as excessive rainfall and seismic events, any of which could force us to stop or limit operations. This is further impacted and expected to intensify with the effects of climate change. In

addition, the dams could overflow or

a side wall

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

and limitations on coverage.

The insured value for property and loss of profits due to business interruption is R14.7
billion, with a total loss limit

of R1 billion for Ergo and R650 million for FWGR

for the 2023 fiscal year. Business interruption

is only covered
from the time the loss occurs

and is subject to time and amount

deductibles that

vary between categories.

To cover legal liability to third parties
for damage, injury,

illness or death a

total of R1

billion insurance cover is in

place for the

2023 fiscal

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
During fiscal

year 2022 the

gold price reached

a high of U$2,070

per ounce

and a low of

U$1,684.

We benefited from

a sustained

high
gold price

due to slow

global economic

recovery,

economic uncertainty

and geopolitical

tensions.

Investors globally, as they have in so many previous times

of crisis, turned to gold and gold stocks as a safe haven asset,

leading to a
sustained high gold price for fiscal 2022 after the highs experienced in fiscal 2021.

The rand/dollar exchange

rate remained volatile throughout
fiscal 2022 mainly as a result

of economic uncertainty

and perceived political

instability,

increase of interest

rates by the US Federal Reserve

as
they attempt

to reduce

inflation,

global market

slowdown

sentiment,

Ukraine

conflict,

tensions

between the

USA and

China, low

economic

growth
and increased load shedding from Eskom as it struggles to keep up with demand., and a continually distressed Eskom. Further volatility in the
Rand was fueled by Moody’s

upgrading of South Africa’s sovereign credit rating to stable after the rating was downgraded to sub-investment
grade in fiscal

2021.

The factors

mentioned above

could put

negative pressure on

the price

of

gold or

the rand/dollar

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

There is inherent uncertainty in Mineral Reserves

and Mineral Resources estimates.

Our Mineral Reserve and Mineral Resources figures described in this document are the best estimates of our current management as of the dates stated and are

reported in accordance with the requirements

of the SEC’s Regulation S-K (Subpart 1300). These

estimates may not
reflect actual Mineral Reserves and Mineral Resources or future production.

Should we encounter mineralization

or formations different from those

predicted by past drilling,

sampling and similar examinations,
reserve estimates

may have to be adjusted

and mining plans

may have to be altered

in a way that might ultimately

cause our reserve

estimates to
decline. Moreover,

if the rand price

of gold declines,

or stabilizes

at a price

that is lower

than recent

levels,

or those assumed

in our mining

plans,
or if our

labor, water, steel, electricity and other production costs increase or recovery rates decrease, it may become uneconomical to recover
Mineral Reserves

and Mineral Resources,

particularly

those containing

relatively lower

grades of mineralization.

Under these circumstances,

we
would be required

to re-evaluate our Mineral

Reserves and Mineral

Resources.

Short-term operating

factors relating

to the ability to reclaim

our
Mineral Reserves,

at the required

rate, such

as an interruption

or reduction

in the supply

of electricity,

limited deposition

capacity or

a shortage

of
water may have

the effect that we

are unable to

achieve critical

mass, which may

render the recovery

of Mineral Reserve,

or parts of the

Mineral
Reserve

no longer

feasible,

which

could

negatively

affect

production

rate

and costs

and decrease

our profitability

during

any given

period.

Estimates
of Mineral Reserves

and Mineral Resources

are based on drilling

results and because

unforeseen conditions

may occur in these

mine dumps that
may not

have been

identified

by the

drilling results,

the actual

results

may vary

from the

initial estimates.

These factors have in the past and

could
in the future result in reductions in our

Mineral Reserves

and Mineral

Resources estimates and as a result, our production, which could in turn adversely impact the total value of our mining asset base and our business, operating results and financial condition.

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

governments may increase our

costs and

reduce our
profitability. In

recent years,

South Africa

has experienced

high levels of

crime. These

problems may

impede fixed

inward investment

into South
Africa and

increase emigration

of skilled

workers and

as a result,

we may have

difficulties

retaining qualified

employees.

The sustained

high unemployment

rate of

33.9% and 46.5%,

for 2022,

amongst the

youth has

increased

the risk

of social

unrest,

such as
protests and conflict, in our surrounding communities

already created from a growing frustration

of society at large on slow reformative action
being taken by all spheres of the South African government, specifically,

in combating unemployment particularly

in the youth of the country.
This frustration was a contributing

factor that led to social unrest, people committing

crimes, vandalising

property, and damaging infrastructure
during July 2021. A prolonged economic downturn

could result in an extended period of high unemployment,

further exacerbating

anti-mining
sentiments

in South Africa.

Furthermore,

the rise

of ESG factors,

such as electricity

usage, social

unrest, social

license to

operate, climate

change,
water usage

and environmental

stewardship,

in investment

decisions may

result in divestment

in the mining

sector.
Inflation can

adversely

affect us.

The inflation

rate in

South Africa

is relatively

high compared

to developed,

industrialized

countries,

although many

countries

around the
world are

currently

facing inflation

challenges.

As of June

30, 2022, the

annual Consumer

Price Inflation

Index (“
CPI
”),

stood at 7.4%

compared
to 4.9%

in June 2021 and 2.2%

in June 2020. Annual CPI was

7.5%

as at September 30, 2022. Inflation

in South Africa generally

results

in an
increase in our rand operational

costs.

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

of copper and

pipelines,

may result

in greater

risks to employees

or interruptions

in production.

Crime statistics

in South Africa

indicate an

increase in

theft. This

together with

price increases

for copper and

steel has resulted

in theft
of copper

cables

and pipelines.

Our operations

experience

high incidents

of copper

cable

theft and

pipelines

despite

the implementation

of enhanced
security measures

which have increased

our security

spend. At times,

the incidences

have resulted

in serious injuries

of our security

personnel.

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

future. Loadshedding

has intensified

over the past

year.
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

Eskom has

approached

the National

Energy Regulator

of South Africa

(“
NERSA
”) for a

32% increase

in tariffs

for 2023,

a request

that
has been met

by strong push

from business

and society.

These increases

have had an adverse

effect on our

production

costs and

similar or higher
future increases

could have

a material

adverse effect

on our operating

results and

financial

condition.

In February 2019,

the President of

South Africa announced the

vertical unbundling of Eskom

to improve efficiencies and

have an
independent

grid operator

and open

competition

for energy

generation

at lower

cost to

the consumer.

While full

state

ownership

will be

maintained,
the unbundling

is expected to result

in the separation

of Eskom’s generation,

transmission

and distribution

functions into

separate entities,

which
may require legislative

and/or policy

reform. The unbundling

is expected to be completed

by December 2022 for the

generation and distribution
functions.

Poor reliability

of the

supply of

electricity

and instability

in prices

through the

unbundling

process

is expected

to continue.

Eskom’s coal
fired power plants

have not performed

well for a number of years,

with national rotational

power cuts (load

shedding) having

been implemented
intermittently through the last number of

fiscal years.

Should we

experience further power tariff increases, our business operating results and financial

condition may

be adversely

impacted.

Ergo is currently

developing a

Solar Power

Plant to reduce

its reliance

on Eskom and

to reduce

its future

cost of electricity

but we face
risks in the

development

of this plant

as such plant

may not be completed

within expected

timeframe or

budget and may

not reduce

our
dependence

on Eskom as

expected.
Ergo

is

currently

disputing

the

electricity

tariff

charged

by

Ekurhuleni

Metropolitan

Municipality

(refer

to

Item 18.

“Financial
Statements

- Note 24 –

Payments made

under protest”).
Risks related

to climate

change
Extreme weather

As a result

of climate

change,

our operations

are exposed

to severe weather

events that

has in the past

and could interrupt

production.
Major property, infrastructure

and/or environmental damage

as well as loss of human life could be caused by extreme weather events. Extreme weather conditions

such as

droughts,

extreme rainfall

and high wind

volumes are

on the increase.

Specifically, we

have experienced

an increase

in
intensity of events, such as thunderstorms on the Highveld, where our operations are situated. It is believed that the long-term upward trend in global temperature

is directly

correlated

with the increase

in global severe

weather events

both in terms

of magnitude

and frequency.

For example,

dry weather

conditions

have prompted

level 2

water restrictions

on residential

water users

in the Johannesburg

area. These
water restrictions remain in place as at September 30, 2022.

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

is a relatively

dry area and

predictions

are that

dry conditions

will escalate.

South Africa

faces water

shortages,

which may
lead to the

revision of

water usage

strategies

by several

sectors in the

South African

economy, including

electricity

generation and

municipalities.
This may result in rationing

or increased water

costs. Such changes

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
Risks related

to government

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
regulations through the

various government departments. Lack

of

communication between government and

regulators as

well as

ineffective
regulators remains

an issue that may increase

the cost of compliance

and obtaining permits.

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

principle.

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

27, 2018,

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

The MRE

Minister

confirmed

that they
will not appeal

the ruling.

DRDGOLD cannot guarantee

that it will meet all the targets set out by the Mining Charter 2018. For example,

if the Mining Charter
2018 were

to remain

in its current

form, there

is no assurance

that the goods,

services

and supplies

in South Africa

would be sufficient

to allow us
to

meet the

targets.

More specifically,

DRDGOLD may

not

be

able to

meet the

requirement that

80%

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

2015,

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

in July 2022 which,
inter alia
, extends the compliance with these regulations

to three months following the fiscal
year end June

30, 2023.

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
The First

phase did not

have a material

financial impact

on the Group.

The second

phase will

be implemented

from January

1, 2023 to December
31, 2030. During

the first

phase, tax-free

emission allowances

ranging from

60 per cent to

95 per cent are

available to

emitters in this

first phase.
This includes

a basic

tax-free

allowance

of 60 per

cent for

all activities,

a 10 per

cent process

and fugitive

emissions

allowance,

a maximum

10 per
cent allowance

for companies

that use carbon offsets

to reduce their tax

liability, a performance

allowance of up to

5 per cent for companies

that
reduce the

emissions intensity of their

activities, a 5

per cent

carbon budget allowance for

complying with the

reporting requirements and a
maximum 10

per cent allowance

for trade exposed

sectors. The

South African

government

indicated that

a review of

the impact of

the carbon tax
will be conducted

before the

second phase

of the South

African Carbon

Tax Act is implemented.

The draft explanatory memorandum of the Taxation

Laws Amendment Bill proposes that amendment to section 5(2) of the Carbon
Tax

Act to provide

for the carbon

tax rate adjustment

by US$1, US$2

and US$3/

t CO2e for

2023, 2024 and

2025 tax period

ending on

31
December using the

average exchange rate as

defined in the Income

Tax

Act. The rate will

thereafter increase gradually to

US$20t CO2e in
2026 and at

least to US$30/t

CO2e in 2030.

Currently under phase

1 an amount

of R120/t CO2e

is levied.

Although the decarbonization

of
electricity as an

energy supply must

nevertheless be prioritized

by both the

country and industries

at large to

de-carbonize the economy,

the
increased proposed rates denominated to US Dollar is expected to have an adverse impact on business.
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

certain mining operations. The
proposed amendment

will come

into operation

on March 31,

2023 and apply

in respect

of years of

assessment

ending on or

after that

date.

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

This could have a
material adverse

effect on our

cash flows,

operations,

capital investment

decisions

and financial

condition.

Assessment

of unredeemed

capital expenditure

by the South

African Revenue

Service could

have an adverse

effect on the business,
operating results

and financial

condition of

our operations.

The South African

Revenue Service

(“
SARS
”) assesses capital

expenditure when

it is redeemed against

taxable mining income

rather
than when

it is

incurred.

A different

interpretation

by SARS

could have

an adverse

effect on

our business,

operating

results

and financial

condition.

Since our

South African

labor force

has substantial

trade union

participation,

we face

the risk

of disruption

from labor

disputes

and
new South African

labor laws.

Labor costs

are significant

for Ergo, constituting

18% of Ergo’s

production

costs for

fiscal year

2022 (2021:

19%). As

of June

30, 2022,
our Ergo operations

provided full-time

employment

for 763 employees

while our main

service providers

deployed an

additional

1,677 employees
to our operations,

of whom approximately

85% are members

of trade unions

or employee

associations.

Labor costs

are significant

for FWGR, constituting

21% of FWGR’s production

costs for fiscal

year 2022 (2021:

20%). As of June

30,
2022, our FWGR

operations provided full-time employment for 152 employees while our main service providers deployed an additional 339
employees to our operations,

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

During March

2022 to

June 2022

there was

strike action

by staff

at the

Sibanye-Stillwater

gold mines

adjacent

to FWGR.

FWGR’s gold
bars are smelted

at Sibanye’s Driefontein

plant. This resulted

in Ergo having to smelt

FWGR gold on their behalf.

Such events at our operations
or at our reclamation

sites has

in the past

and could in

future have

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
or may not deem

to be in their

best interests. In addition,

any sale or expectation

of sale of some or

all the shares held

by Sibanye-Stillwater
could have an adverse impact on our share price.

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

this reporting date

at which

date the
decommissioning

and rehabilitation

of the last

remining underground

mining infrastructure

was completed.
Ergo

Ergo was formed

in June 2007. Ergo is the surface tailings retreatment operation which consists of what was historically the Crown
Gold Recoveries

Proprietary Limited

(“
Crown
”), ERPM

Cason Dump

operation and

the Ergo

Gold business

units. On

July 1, 2012, Ergo
acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our
surface operations.

Capital expenditure for the

Ergo projects is

mainly financed through

operational cash flows while

financing for significant growth
projects may

be obtained

through specific

financing arrangements

if required.
Brakpan/Withok TSF final life design

The Brakpan/Withok TSF

final life design is the engineering

design that ultimately brings the

tailings storage facility to its finality
in terms of

extent, operation, rehabilitation

and management. The

implemented final design

would result in

alignments with the

Global Industry

Standard on Tailings Management (“ GISTM
”) and regulatory bodies, increase deposition

capacity, improve operation/management and bring
about the sustainable closure of the facility.

A legal review

of the existing

authorizations

was undertaken

for the final

life design

of the Brakpan/Withok

TSF. The results indicated
that most of the current authorizations are sufficient. An updated application was submitted to the Department of Water Affairs and Sanitation
(“ DWAS
”) for which we are awaiting

approval.

Final designs for

the final stage

of the Brakpan/Withok TSF

are being reviewed,

in anticipation
of the DWAS approval.

The Ergo life

of mine has

been increased

to 19 years

and the Daggafontein

TSF classified

as a Mineral

Reserve.

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

involves the

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

year 2019. The

conversion

has been

completed

and this

allows a

deposition capacity

of 500,000

tonnes per

month
until at least

the end of

calendar year

2025.
Although the Phase

1 upgrade of the Driefontein

2 Plant was essentially

complete by the end

of fiscal year 2019,

a decision was

made
to bypass the mill so that

further improvements

to the mill liner configuration

could be made. These

modifications

were successfully

completed,
and the mill

was recommissioned

in September

2019. A further

upgrade to convert

the mill to closed

circuit from

the open circuit

to improve the
grind of

the material and

yield more

gold was

completed in

fiscal year

2021.

A new

thickener was

commissioned in November

2021.

The
conversion yielded

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

year 2021.

On average,
the plant resulted

in an additional

1.2kg of gold

per month

which would

otherwise

have been

lost due to

penalty refining

charges for

the copper

in
its bullion.

FWGR Phase 2 expansion
The Phase 2 project is a key project for us intended to extend potential resources in the West Rand.

Phase 2 initially included the construction of a new Central Processing Plant

(“
CPP ”) with a capacity of between 1.2 to 2.4 million
tonnes per month

and the equipping of

the required reclamation sites and

pipeline infrastructure to supply

the relevant resources to

the CPP.
The capital spent on final design work on the CPP, with the design work is also applicable to the potential expansion of DP2 from to 1.2 Mt as
an alternative to CPP is currently being considered.
Phase 2 also includes the construction of a new Regional

Tailings Storage

Facility (“
RTSF
”),

that we believe is necessary in order to
develop our FWGR as envisaged by our management, the new RTSF is expected to be capable of processing 3 million tonnes per month with a maximum

capacity

of

approximately 800

million tonnes.

Delays in

obtaining

regulatory approval

have

affected

the

previously

reported
expected dates of the construction.

The Sibanye-Stillwater Leeudoorn tailings storage facility

was evaluated as a viable interim alternative

to
the RTSF whilst regulatory approvals are obtained.
The Definitive Feasibility Study (“ DFS
”) for Phase 2 was completed in the 3rd

quarter of fiscal year 2021 and that the

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
Presentations were conducted to provide the regulator with the technical and scientific reasons for the changes to the design of the RTSF. It is anticipated that construction of the RTSF

will commence in first half fiscal year 2027. The plant construction is anticipated to commence 6-9 months later.

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

We have

commenced final design work

on the CPP,

with the design work also

being applicable to the

potential expansion of DP2.
FWGR has appointed DRA Global to perform the relevant function.
For further information

on other capital

investments, divestures, capital

expenditure and capital

commitments, see Item

4D. Property,
Plant and Equipment, and Item 5B. Liquidity and Capital Resources.
ERPM

ERPM was

acquired

in October

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

March 2017

and since

then substantially

rehabilitated.
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

DRDGOLD has arranged

its operations into two wholly

owned entities covering

their East Rand (east of Johannesburg)

and far West
Rand (far west of

Johannesburg) businesses. The East Rand operations are run

by Ergo

and the West

Rand operations by FWGR. A

detailed
overview of

the operations

is provided under

Item 4D. Property,

Plant and Equipment

and in the Technical

Report Summary

attached as exhibits
in this annual

report.

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

of which is essential

to
our operations.

We also aim

to align and overlap the interests of each of these capitals in such a manner that an investment in anyone translates into value-added increases

in as many of the others as possible. We therefore seek to achieve an enduring and harmonious

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
policy by

central

banks and

global or

regional

political

and economic

crises.

In times

of inflation

and currency

devaluation

or economic

uncertainty
gold is often

seen as a

safe haven,

leading to

increased

purchases of

gold and support

for its price.
In the wake

of the COVID-19

pandemic and measures

taken to address

the outbreak,

there has been

a global trend

of investors

turning
to gold

and gold

stocks as

a safe

haven asset,

as has

been the

case in

previous

times of

global economic

crisis.

This has

led to

a surge

in the

average
gold price

during fiscal year

2020 and

fiscal year 2021.

Although the impact

of the

COVID-19 pandemic has

reduced and

gold prices have
marginally decreased,

the average gold price for

fiscal year 2022 remained

high due to continued economic

uncertainty as the

global economies
attempt to recover

from all the after

effects of COVID-19,

and deal with the

conflict in Ukraine

and rapidly rising

inflation. In

addition, we

were
impacted by

movements

in the exchange

rate of the

rand against

the dollar during

described

below.
We generally take full

exposure to the

US dollar spot

price of gold

and rand/dollar

exchange rate.

The higher the gold

price, the higher
our profit margin

and
vice versa,
subject to exchange

rate fluctuations.
The average

gold spot price

decreased

by 1% from

$1,850 per

ounce to

$1,834 per

ounce during

fiscal year

2022 after

having increased
by 18% from $1,562

per ounce to $1,850 per ounce during the fiscal year 2021 and having increased by 24% from $1,263

per ounce to $1,562
per ounce during

the fiscal year

2020.

As a

result,

the average

gold price

received

by us

in Rands

for fiscal

year 2022

decreased

by 3%

to R894,409
per kg compared

to the previous

year at

R917,996 per

kg and for

fiscal year

2021 increased

by 19% to R917,996

per kg compared

to the previous

year at

R768,675 per

kg. The

decrease

in the gold

price received

contributed

to a 3%

decrease

in our total revenue for

fiscal year 2022 amounting
to R5,118.5 million (2021: R5,269.0 million and 2020: R4,185.0 million). All our revenue is generated from our operations in South Africa.

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

Until April

11, 2022, all gold

we produce

was sold on

our behalf

by Rand Refinery

Proprietary

Limited (Rand

Refinery)

in accordance
with a refining agreement

entered into in October

2001 and updated

in July 2018.

The sales price

was fixed at the London

afternoon fixed

dollar
price on

the day

the gold

was delivered

to the

buyer. Before

November

2020, the

dollar proceeds

sold were

remitted

to us

within two

days at

which
date the dollars

were sold.

Since November

2020 up to

April 11, 2022,

the dollars

are also

sold on the

day the gold

is delivered

to the buyer.

After
April 11,

2022, gold

is sold

directly to South

African Bullion banks after

being refined to

the required purity

by Rand

Refinery.

The Group
recognizes

revenue from the sale

of gold at a point in time

when the gold is delivered

to the South African

Bullion bank on

an agreed upon date,
gold price

and exchange

rate.

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

and administration

fees
and up to April

11, 2022, a fixed

marketing

charge.

We own 11.3% (fiscal year

2021 and 2020: 11.3%) of

Rand Refinery.

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

2022 and
September

30, 2022 respectively,

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

six months of commencement

of the MPRDA beginning

May 1, 2004 and

was subsequently

amended in September

2010.
It is

used an

instrument to achieve mutually symbiotic sustainable growth and broad based and meaningful transformation of the

mining and
mineral industry.

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

be developed and will

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

On November

23, 2021,

the MRE

Minister

confirmed

that the

MRE Minister

will not

appeal

the ruling

made by

the High

Court of

South
Africa.

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

damages

but does

not relieve

employers

from liability

for negligent

acts caused

to third
parties

outside the

scope of

employment.

In fiscal

year 2022,

we contributed

approximately

R5.9 million

under the

COID Act

(2021: R4.3

million
and 2020: R3.7

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
progress measured

in terms of

activity schedules

and timescales

determined for

each activity.

Our existing

reporting and

controls

framework

is consistent

with the additional

reporting and

assessment

requirements

of the MPRDA.

Financial Provision

for Rehabilitation

We are required to make

financial provision

for the cost

of mine closure

and post-closure

rehabilitation,

including monitoring

once the
mining operations cease. This can be done through the use of rehabilitation trusts or through financial guarantees issued to the DMRE. During
fiscal year

2022,

a change

in method

was decided

upon as providing

for environmental

rehabilitation

from funding

in a specific

rehabilitation

trust
to financial

guarantees

which is an

allowed method

in terms

of the National

Environmental

Management Act.

The financial

guarantees

are issued
through approved

insurance

products

from Guardrisk

Insurance

Company Limited

(“
GICL
”).

All the

required

approvals

for the

change in

method
and transfer

of the rehabilitation

trust funds

were obtained

from the

DMRE and a

thorough consideration

of tax and

legal impacts

were completed
prior to the funds being

transferred

to GICL directly from

the rehabilitation

trust where the

funds were previously

held. As of June 30, 2022,

we
held

a

total of

R589.8 million

(2021: R87.5

million) in

funds held

in

insurance instruments after

the

transfer,

of

R579.5

million from

the
rehabilitation

trusts

was completed.

As at

June 30,

2022 guarantees

amounting

to R614.0

million

(2021:

R430.1

million)

were

issued

to the

DMRE.

As of June

30, 2022, subsequent

to the transfer

to GICL, the

balance in

the rehabilitation

trust was

R nil (2021:

R564.7 million).

The provision

for environmental

rehabilitation

for the group was

R517.7 million

at June 30, 2022,

compared to

R570.8 million

at June
30, 2021.

New

Financial Provisioning

Regulations (“
FPR
”)

were

promulgated on

November 20,

2015

under

the

National

Environmental
Management Act, 107

of 1998

(“
NEMA
”) by

the Department of

Forestry, Fisheries and

the Environment (“
DFFE
”).

Under the

FPRs to

be
implemented

by the DMRE, existing

environmental

rehabilitation

trust funds, of

which DRDGOLD

has R0.0 million,

may be used only

for post
closure

activities

and may

no longer

be utilized

for their

intended

purpose

of concurrent

and final

rehabilitation

on closure.

As a

result,

new methods
for provisions

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

2022

and

as

of

September 30,

2022 respectively.

All

of

our
subsidiaries are incorporated in South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the
majority of

our subsidiaries

directly or

indirectly

as indicated

below. Refer to

Exhibit 8.1 for

a list of

our significant

subsidiaries.

4D. PROPERTY, PLANT AND EQUIPMENT
Description

of Significant

Subsidiaries'

Properties and

Mining Operations
Mineral Reserves

and Mineral

Resources summary

disclosures

Previously mining property disclosures

were reported in accordance with the requirements of the SEC’s Industry Guide 7.

The SEC
adopted amendments

to modernize

the property

disclosure

requirements

for mining

registrants,

and related

guidance.

The amendments

consolidate
the SEC’s mining property disclosure requirements

by relocating them to a new subpart of Regulation S-K 1300 (Subpart

1300) (“
S-K 1300 ”).
These amendments closely align disclosure requirements

to current industry and global regulatory practices and standards as embodied by the
Committee for

Reserves International

Reporting Standards

(“
CRIRSCO
”). The amendments

were effective

for the first fiscal

year beginning on
or after January 1,

2021. We

have therefore adopted the new amendments in

this Annual Report and

going forward. The new

rules require a
registrant to obtain a dated and Technical Report Summary or Summaries (“ TRSs
”) from the qualified person or persons, which identifies

and
summarizes the information reviewed and conclusions reached by each qualified person about the registrant’s Mineral Resources and Mineral
Reserves

determined

to be on each

material

property. Key changes

in the amendments

include the

following:

●
The reporting

of Mineral

Resources and

not only Mineral

Reserves. This

is therefore

the first time

that we report

on Mineral Resources
and no comparatives

are provided
●
Statement

of Mineral

Resources exclusive

of Mineral

Reserves

●
Removal

of the

requirement

to use

a three-year

historical

gold price

to use

in determining

Mineral

Reserves,

but rather

that of

a reasonable
and justifiable

gold price
●
Application

of modifying

factors in

indicated

or measured

Mineral Resources

in order to

convert them

to Mineral

Reserves

The financial and technical assumptions

underlying the Mineral Resources

and Mineral Reserves estimations

contained in this report
and in the

TRSs included as exhibits in this

report are current as at

June 30, 2022, the

period covered by each of

the respective reports. Such
assumptions rely on various

factors that may change after the reporting

period, including as a result

of operational reviews which

the Company
undertakes

from time to time

and when necessary.

The TRSs which

are filed as exhibits

to this report

in accordance

with Item 601(86)

and Item
1300 of Regulation

S-K have been

prepared by

the Qualified

Persons named

therein'.

In South

Africa,

we are

legally

required

to publicly

report

Mineral

Reserves

and Mineral

Resources

in compliance

with the

South African
Code for

the Reporting

of Exploration Results,

Mineral Resources and

Mineral Reserves, or

SAMREC Code.

South Africa

is a

member of
CRIRSCO.

The following information is detailed for material properties of the Companies in Item 4D:

● History of operations
● Overview of operations
● Properties and location
●
Geology

● Mining method
● Mineral Processing and Recovery Methods
●
Infrastructure

● Exploration
●
Environmental

and Closure

Aspects
● Water usage and reduction in use of potable water
●
Water pollution

● Environmental rehabilitation closure providing and funding
● Legal aspects and permitting
●
Production

● Capital Expenditure
● Mineral Reserves and Mineral Resources Estimation
History of operations

For a detailed review of the history of the operations, refer to Item 4A. History and development of the Company.

Overview of operations

DRDGOLD owns 100% of Ergo

and 100% of FWGR. Both are surface

tailings retreatment

operations producing

gold. Ergo operates
across central

and east Johannesburg,

within the Gauteng

Province and

FWGR in Carletonville

on the far West Rand

of the Gauteng

Province. In
order to improve synergies, effect cost

savings and establish a simpler group structure,

DRDGOLD restructured

the Group’s surface operations
(Crown, ERPM’s

Cason Dump

surface operation

and ErgoGold)

into Ergo with

effect from

July 1, 2012.

On July 31,

2018, DRDGOLD

acquired
WRTRP

Assets,

which

are

surface

gold

processing assets

and

tailing

storage

facilities associated

with

Sibanye-Stillwater’s WRTRP,

and
subsequently

renamed it

FWGR.

DRDGOLD also owns 100% ERPM. In December 2018, ERPM concluded revised agreements to dispose

certain of its underground

assets to

OroTree Limited

(“OroTree”) which

included the

disposal of

ERPM’s underground

mining and

prospecting

rights. Underground

mining
infrastructure

was not sold.

ERPM’s underground

gold mining

infrastructure

is under care

and maintenance.

At June

30, 2022, Ergo

employed

763 full-time

employees.

In addition,

specialist

service providers

deployed a

further 1,677

employees
to our operations

bringing the

total number

of in-house and

outsourced

employees to

2,440 at June

30, 2022 (at

June 30, 2021:

2,266
;
at June 30,
2020:

2,155
)
.

At June

30, 2022,

FWGR employed 152

full-time employees. In addition, specialist service providers deployed a further

339
employees

to our operations

bringing the

total number

of in-house

and outsourced

employees

to 491.

Below is geographical representation of the location on Ergo and FWGR within South Africa:

Properties and location

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

2014.The Crown

Mines plant

and sites
were closed

down in March

2017 and rehabilitated.

The City Deep operation is located on the West Wits line within the Central Goldfields of the Witwatersrand

Basin, approximately

3
miles (5 kilometers)

south-east

of the Johannesburg

central business

district in

the province

of Gauteng.

Access is

via the Heidelberg

Road on the
M2 Johannesburg-Germiston

motorway. The City

Deep plant

continues to

operate as

a pump/milling

station feeding

the metallurgical

plants.

The Knights operation

is located at

Stanley and Knights

Road Germiston

off the R29 Main

Reef Road. The

Knights plant

continues to
operate as

a metallurgical

plant.
As of June

30, 2022 and

September 30, 2022, no material

encumbrances

exist on Ergo's

property.
As of June

30, 2022, the

net book value

of Ergo’s mining assets

was R1,707.0

million (2021:

R 1,427.8

million).

Below is

a geographical

representation

of the location

of individual

material

properties

of Ergo:

Below is a geographical representation of the location of individual material properties of FWGR:

FWGR’s assets

consists of

the currently operational

Driefontein 2 plant

(“
DP2
”), Driefontein 3

plant (“
DP3
”), Driefontein 4

TSF
which is

a current

active tailings

deposition facility,

pilot plant,

which is

a moveable

LogiProc pilot

plant established
to test

the processes,
techniques and assumptions made

in the definitive level

design of the

full scale retreatment

of dumps.
FWGR currently own six

tailings storage
facilities on the West Rand between Roodepoort and Carletonville, approximately 70km South West of Johannesburg (Figure A).

There are an

additional four

TSFs which will

be transferred from

Sibanye-Stillwater to

FWGR once no

longer required by

the existing
operations (Available

TSFs). These are

Driefontein 1,

and 2, Kloof

2 and

Leeudoorn. Numerous

other TSFs

are potentially available

in the
area for future reclamation. FWGR also owns land

on which the Central Processing Plant (“
CPP”
) and RTSF and

the return water dam were
originally planned to be built.

As of June

30, 2022, and

September 30, 2022, no material

encumbrances

exist on FWGR's

property.

At June 30, 2022,

the net book value of FWGR’s mining assets was R1,340.6 million (2021:

R1,341.3 million).
Surface reclamation

operations including

the treatment

of sand

from ERPM’s

Cason Dump,

was conducted

through the

Knights
metallurgical plant, tailings deposition facilities and associated facilities until

ERPM’s surface mining assets were transferred

to Ergo as part
of the restructuring which took place on July 1, 2012.

As of June 30, 2022,

and September 30, 2022,

no encumbrances

exist on ERPM's

property.

At June

30, 2022,

the net book

value of ERPM’s

mining assets

was zero (2021:

zero).

Geology

DRDGOLD’s

surface deposits

are the

residue (“
tailings
”) of

the mining

and metallurgical

process recovery

of gold

and uranium
ores of the gold bearing

late Archaean (2.7Ga to

3.2Ga) Witwatersrand sedimentary basin. The Witwatersrand Basin is the largest gold bearing
metallogenic province

globally and

is unconformably

overlain by units

of the

Ventersdorp

Supergroup (~2.7Ga),

the Transvaal

Supergroup
(~2.6Ga), and the Karoo Supergroup (~280Ma).

The deposits

consist of

gold, uranium

and sulphur-bearing

sand dumps

and slimes

dams, and

the composition

reflects the

major
constituents of the

Witwatersrand Basin: quartz

(70%-80%), mica

(10%), chlorite

and chloritoid

(9%-18%) and

pyrite (1%-2%).

Gold, uranium,
zirconium and chromium may be minor constituents averaging <100ppm each.

Deposits possess characteristics, determined by the geometry, material source and processing plants in which the original ores were processed.
Mining method

Material processed by

Ergo is sourced from

surface sources namely, sand and

slime and are

reclaimed separately. FWGR only source
is slime.
No selective mining takes place on a dump with the entire TSF being processed. This is due to the following:

●
No place exists on mining sites to dump below cut-off grade material;

●
The mining method is not conducive to selective mining; and

●
The

operation

is

also

a

rehabilitation

exercise,

and

all

mineralized

material

must

be

removed

from

the

site,

and

it

is,

therefore,
economically beneficial to process all material, even low-grade material.

TSFs

are

mined

through

hydro-mining

using

high-pressure

jets

of

water

to

dislodge

tailings

material

or

move

sediment

for
transportation as

a slurry

to processing

plants. The

hydro-mining removes

the tailings

material from the

top of

a TSF

to the

natural ground
level in 15m layers. Hydraulic

mining provides slurry feedstock to

the plants continuously. Ergo also uses mechanical

front end loaders to load
slimes/sand material. Material is re-pulped with water and pumped to the plants.

Mineral Processing and Recovery Methods

Our metallurgical plants use carbon-in-leach (“
CIL ”) metallurgical processes to recover gold from slurry.
The

surface

sources

have

generally

undergone

a

complex

depositional

history

resulting

in

grade

variations

associated

with
improvements in plant

recovery over the

period the material

was deposited. At

Ergo, our two

gold producing metallurgical

plants, Ergo

and
Knights

have

an

installed

capacity

to

treat

approximately

25

million

tons

of

material

per

year

based

on

92%

availability

and

are

fully
operational. All of the plants

have undergone

various modifications

during recent

years resulting

in significant

changes to the

processing

circuits.
The City Deep plant

continues to operate

as a pump/milling

station feeding

the metallurgical

plants. At FWGR, DP2 has a

installed capacity to
treat approximately 7.2 million tons of material per year.

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

waste on the

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
operate as

a milling

and pump station

and is currently

pumping material

to the Ergo Plant

for the final

extraction

of gold.

Driefontein 2 Plant:

Recommissioned

in fiscal year 2019, this surface/underground

plant was refurbished

and modifications

made to
the milling

and cyclone

circuit to

ensure the

production

of a finer

grind for gold

liberation.

Infrastructure

The hydro-mining, reprocessing

and re-deposition of

tailings material requires

a network of

pipes. Slurry pipelines

will be needed

from

the

hydro-mining

sites at

the

TSFs

to

the plants

and tailings

pipelines

from

the plants

to the

respective

depositional

facilities. High
pressure water pipelines are necessary to supply the mining operations while separate low-pressure water pipes are needed for returning water
to the plants from return water dams at the various TSFs. These have all been adequately designed and included in the LoM planning.

Ergo currently uses the Brakpan/Withok tailings facility as deposition facility, and FWGR, the Driefontein 4 TSF. Ergo requires the
implementation of the final design of the Brakpan/Withok

TSF to receive an additional 800Mt in order to deliver into its life of mine. FWGR requires the RTSF

to ensure adequate

storage facilities for

the long-term deposition

of all tailings

arising from FWGR

operations. It will

be
built on Transvaal Supergroup lithology (Figure D), to mitigate any risk of dolomite related sink holes. The design and cost estimate

caters for
a storage capacity of 800Mt and a potential disposal rate of up to 3.0Mtpm.

We are seeking

to obtain the last regulatory approval for

the final life design of the Brakpan/Withok

TSF. Designs

for the final life
stage of the TSF are being reviewed. The

permitting for the RTSF has

been approved based on the initial design with a

geomembrane barrier
and FWGR

are pursuing

approval for

the more

recent scavenger

well design.

FWGR have

reached an

in-principle agreement

with Sibanye
Gold to co-deposit tailings on the Leeudoorn TSF.

This will allow FWGR to increase production to 750ktpm for an interim period while also
mitigating against the risk of an interruption to the planned production in the event that the approval sought for the RTSF is delayed.

Both operations obtain

their power ultimately

from the

Eskom grid and

therefore are currently

exposed to

the material

risks associated
with Eskom. Ergo operations receive power

from several substations and mining

sites are supplied power

via several separate feeds. Currently,
the Ergo

plant demands

peaks at

18MVa

and the

Brakpan/Withok Tailings

Storage facility

at 8MVa.

Ergo operates

24-7-365 and

the plant
receives power at 6.6KV via Eskom’s 88KV Vlakfontein distribution. At FWGR, power is currently supplied from

Eskom’s 132kV and 44kV
grid to various Sibanye owned gold mines in the vicinity

of FWGR’s operations. The power requirement of FWGR remains within the current surplus capacity of the Driefontein and Kloof mining complexes.

Exploration

Exploration and development

activity at Ergo involves

the drilling of surface

dumps and evaluating the potential

gold bearing surface
material in

the determination

of its Mineral

Resources and

Mineral Reserves.

These exploration

programmes

comprise:

● surveying to determine physical dimensions and volumes;
● auger or reverse circulation drilling programs to permit sampling for gold content and mapping of the gold distribution;
● metallurgical and flow sheet development test work; and
● tailings toxicity tests and specific gravity determination.
Environmental

and Closure

Aspects
In accordance

with South

African mining

legislation,

all mining

companies

are required

to rehabilitate

the land on

which they

work to a
determined

standard

for alternative

use. DRDGOLD’s

business

involves

the reclamation

of previously

discarded

material

deposited,

in many

cases,
by other companies,

most of which

are no longer

in business.

As a result

we deal with

legacy environmental

issues.
Before we

embark on

new mining

projects, we

undertake an

environmental authorization process which is

performed by

external
consulting specialists

that conduct detailed specialist studies, an environmental

impact assessment and environmental management

programme
(“EMP”)

for the

management

of these

projects.

These reports

are discussed

and reviewed

by our stakeholders

through an

open public

participation
process. Through this process, we are

able to identify,

address and minimize the effects of

our activities on the

environment and identify and
mitigate

the potential

impacts

our activities

may have

on surrounding

communities

and the

receiving

environment.

Our environmental

management
systems and

policies

have been

designed

in compliance

with South

Africa’s National

Environmental

Management

Act 107 of

1998 and

associated
regulations. Internal and

external environmental audits

are performed

annually and

recorded in

a

database to

ensure compliance. Our

EMP
encompasses

all the activities

of our operations

and assesses

the environmental

impacts of mining

at reclamation

sites, plants

and tailings

storage
facilities.

It also outlines

the closure

process,

including financial

provisions.
At

Ergo,

environmental management and

compliance is

further assisted

by

the

in–house developed

electronic monitoring system
(Compliance Management

Tool) that incorporates all existing

Environmental

Impact Assessments

(“
EIA s”), EMPs, Mining Right Conversions,
Performance Assessments

and Social and Labor Plans (“
SLP
s”) associated with each

mining right. At Ergo the monitoring

system incorporates
existing EMPs and

water use licenses.

The existing and most

recent studies

are used to supplement

the management

components with

regards to
the mining

right

boundaries

and its

required

compliance

parameters.

The individual

management

items are

integrated

to provide

a holistic

overview
of the state

of each of

the mining

right areas.

Spatial data

pertaining to

the mining

right boundaries

is stored onto

a central

database and

is utilized
to create

a live map

which illustrates

the mining

right area

and various

environmental

monitoring systems.
The Group actively manages

and monitors the consumption

of natural resources

(including potable water

and energy) at monthly and
weekly meetings.

This entails the analysis

of trends to identify excess

use and discuss various

focus areas to ensure

responsible natural

resource
usage. The major environmental risks are associated with dust from various reclamation sites, and effective management of relocated process material

on certain

tailings

dams. At Ergo,

Municipal

infrastructure

as well as

commercial

and residential

developments

have encroached

towards
the Ergo operation.
The impact

of nuisance

dust fallout

on the surrounding

environment

and community

is addressed

through a comprehensive

monitoring
network including

appropriate

community involvement.

The monitoring

reports are

sent to regulators,

municipalities,

and interested

and affected

parties.

For a residential

zoned monitoring

bucket, an

exceedance

is defined

as above the

dust limit

of 600mg/m
2
/day. For a non-residential

zoned
monitoring bucket,

an exceedance

is defined

as above the

dust limit

of 1200mg/m
2
/day.

Mitigation

measures include

environmentally

friendly dust

suppressants

applied to

high impact

areas, active

wetting of access

roads by
water bowsers, and a network of high velocity sprayers on our active TSFs. In the long-term, dust suppression and water pollution is managed
through

a program

of progressive

vegetation

of the

tailings

followed

by the

application

of lime,

to reduce

the natural

acidic

conditions,

and fertilizer
to assist

in the growth

of vegetation

planted on the

tailings dam.
Water usage and reduction in use of potable water

The primary

uses for

water are in

the plants

and hydro-mining for

the various

TSFs. Ergo

constructed a central

water reticulation
plant in 2017 to

give it the ability

to deliver water to

all corners of the

operation and return it

through a fully integrated

closed system.

Between
60%- 70% of all

process water make up

at Ergo is drawn

from the Brakpan/Withok

TSF to various reclamation sites

by way of return

water
columns. Another 15%-20% water is drawn from lakes and dams in the region in terms of the requisite extraction licenses. A further 6%-11%
of

process

water

top

up

needs

are

from

treated

underground

acid

mine

drainage

(“
AMD
”)

drawn

from

Trans-Caledon

Tunnel

Authority
(“ TCTA ”). DRDGOLD has the right to use up to 30 Ml of AMD water per day. Less than 1% of water is drawn from a wastewater treatment facility.

Potable water is

used only

where the

sensitivity of

equipment requires

it and

for certain early

stages of

irrigation to settle

in newly
established vegetation on TSFs.

At FWGR, all water

harvested from Driefontein 4

TSF is used. This

amounts to approximately 54%

of process
water requirements.

The balance is

made up

from underground

mine dewatering. Water

use licenses are

available for

the pumping of

water
from underground

workings at Kloof

10 shaft

and Driefontein

10 shaft, and

the consumption

planned from these

shafts will

not exceed

the
pumping rates approved in the respective WULs. Potable water consumption is limited to drinking and change houses and flocculant make up
for usage in the plant.

Water

pollution

A closed

water system

is designed

to avoid

having to

treat water

or having

to discharge

into surface

water courses.

Overflows of
return water dams may,

depending on their location, pollute

surrounding streams and wetlands. Ergo and FWGR have an ongoing monitoring program to ensure that its water

balances (in its reticulation system, on its tailings and its return water dams) are maintained at

levels that are
sensitive

to the capacity

of return water

dams. Any water discharge is contained through paddocks on

reclaimed sites, storm water run-off and
water systems that pump rain or excess water

into the system. Another possible source water discharge is attributed mainly to compromised or
aging pipes

that may

cause leaks.

An external

expert continuously

monitors pipelines

to timeously

identify water

leaks to

minimize water
seepages. A comprehensive maintenance plan is in place for replace compromised pipelines.

ERPM acid mine drainage

There is a regular ingress of

water into the underground workings of ERPM, which was contained by continuous pumping from the underground section.

Studies on

the estimates

of the probable

rate of

rise of water

have been

inconsistent,

with certain

theories suggesting

that the
underground water

might reach

a natural subterranean

equilibrium,

whilst other

theories maintain

that the water

could decant

or surface.

The

government appointed

TCTA

to

construct a

partial treatment

plant

(neutralisation plant)

to

prevent the

ground

water

being
contaminated.

TCTA completed the construction

of the neutralisation

plant for the

Central Basin

and commenced

treatment during

July 2014. As
part of

the heads

of agreement

signed in

December

2012 between

EMO, Ergo,

ERPM and

TCTA, sludge emanating

from this

plant is

co-disposed
onto the Brakpan/Withok

TSF together

with processed

material from the

Ergo plant. Partially

treated water

is then discharged by TCTA into the
Elsburg Spruit.

This agreement

includes the

granting of

access to

the underground

water basin

through one

of ERPM shafts

and the rental

of a site
onto which

it constructed

its neutralisation

plant. In

exchange,

Ergo and its

associate

companies

including ERPM

have a

set-off against

any future
directives

to make any

contribution

toward costs

or capital

of up to

R250 million.

Through this

agreement,

Ergo also

secured the

right to

purchase
up to 30 ML of partially

treated AMD,

a day, from TCTA at cost, in order to reduce Ergo’s reliance on potable water

for mining and processing
purposes.

Refer Item

18. ‘‘Financial Statements -

Note 26.2

Contingent liability for environmental rehabilitation” for disclosures on potential pollution impact on

ground water

through seepage
Environmental rehabilitation closure providing and funding
While the ultimate amount

of rehabilitation costs

to be incurred is uncertain,

we have estimated that the total cost

for Ergo, in current
monetary terms

as at June 30,

2022 is approximately

R414.4 million.

As at June 30,

2022, a total

of R132.8 million

(2021: R62.7

million) is

held
in insurance

instruments

in the

Guardrisk

Cell Captive,

as security

for financial

guarantees

issued for

rehabilitation

costs. As

at June

30, 2022,

after
the change in method for providing

for rehabilitation

and subsequently

the rehabilitation

funds were transferred

to the Guardrisk Cell Captive,

a
total of

R0.0 million

(2021: R127.2

million)

is held

in the Ergo

Rehabilitation

Trust Fund, previously

called the

Crown Rehabilitation

Trust Fund,
which is an irrevocable

trust, managed by specific

responsible

people who we nominated

and who are appointed

as trustees by the

Master of the
High Court

of South Africa.

We have estimated that the total cost for FWGR, in current

monetary terms as at June 30, 2022 is approximately

R93.9 million (June
30, 2021: R116.4 million).

As at June 30, 2022, a total

of R444.1 million

(2021: R0.0 million)

is held in insurance

instruments in the

Guardrisk
Cell Captive,

as security for

financial

guarantees

issued for rehabilitation

costs. As at

June 30, 2022, after

the change in

method for providing

for
rehabilitation and subsequently the rehabilitation funds were transferred to the

Guardrisk Cell Captive, a

total of

R0.0 million (2021: R425.1

million) is

held in the

Ergo Rehabilitation

Trust Fund.

We have estimated that as at June 30, 2022 the present discounted value of the total cost of rehabilitation

for ERPM is approximately
R9.3 million (2021: R8.6 million).

A total of R0.0 million (2021: R12.4

million) is held in the Ergo Rehabilitation

Trust Fund

for the benefit of
ERPM and R51.6

million (2021:

R24.8 million)

is held in

insurance

instruments

and is available

for the settlement

of these rehabilitation

costs.
Legal aspects and permitting
Mining Rights

and Prospecting

Rights held

are listed

under the

Ergo Mining

Proprietary

Limited subsidiary.

DRDGOLD

has numerous
Surface, Mining

and Prospecting

Rights and ownership

of the surface

rights and mine

dumps vests in

various legal

entities.

Ergo is one of only a
few surface operators that holds Mining Rights under the MPRDA over a large portion of its reserves. The provisions of the MPRDA, and the definition

of ‘mineral’

had inadvertently

created

a gap

in the

Act placing

the ‘minerals’

in certain

TSFs beyond

the regulatory

reach of

the MPRDA
and limiting its competency to

issue rights upon application. However, in

terms of the

transitional arrangements of the MPRDA, which were
peremptory upon the DMRE

in the event that the petitioner

met the conditions for conversion

from ‘old order’ to ‘new

order’, Ergo was able to
convert its

old

order rights,

thus extending

its “license

to

mine” into

the dispensation introduced

by the

MPRDA. Ergo

has also

submitted
applications to renew

all its Mining and Prospecting

Rights with the DMRE. The

current Mining and Prospecting

Rights have expired (with

the
exception of 7L4 TSF) but remain in force

until such time that the renewal applications

have been granted or refused by the DMRE. Water use
licenses are

applied for

as and when

required to

remain compliant

with relevant

legislation.

Ergo complies

with all the

conditions for

renewal and
has no reason

to believe that

the submitted

renewals would

not be granted.

Ergo is in constant

communication

with the DMRE and

is submitting
the required

information

as per their

requests

to finalize

these renewal

applications.
The Mineral Resources and

Mineral Reserves held by

FWGR were acquired from

Sibanye Gold Limited, a

subsidiary of Sibanye-
Stillwater

Limited, in

a transaction

in which

common law

ownership

was established

over the

various TSFs

containing

the said

Mineral

Resources
and Mineral

Reserves,

and control

was established

by Sibanye-Stillwater

over DRDGOLD.

FWGR conducts

its activities
inter alia

in accordance
with Environmental

Approvals

(“
EAs
”) and the

provisions

of the

Mine Health

and Safety

regulations.

A Use and

Access Agreement

with Sibanye
Gold articulates

the various rights,

permits and licenses

held by Sibanye Gold

in terms of which

FWGR operates,

pending the transfer

to FWGR
of those that

are transferable.
FWGR entered into

a smelting agreement

with Sibanye-Stillwater to

smelt and recover

gold from gold

loaded carbon produced

at
the DP2

plant, and

deliver the

gold to

Rand Refinery.

In exchange

for this

service, Sibanye-Stillwater receives

a fee

based on

the smelting
costs plus

10% of

the smelting

costs. Rand

Refinery performs

the final

refinement of

all gold

produced. Up

to April

11, 2022,

FWGR also
engaged its

fellow subsidiary,

Ergo Mining

Proprietary Limited,

to act

as its

agent and

representative and

to enter

into a

refining services
arrangement with Rand Refinery

for the sale,

marketing and export

of the refined

gold of the

Company. After April 11, 2022, FWGR

continued
to engage Ergo Mining Proprietary Limited, to act as its agent and representative to sell gold directly to the

South African Bullion banks. This
agreement is expected

to be in

place until FWGR

obtains its own

precious metals beneficiation

license and its

own depository account

with
Rand Refinery.

DRDGOLD and its

subsidiaries own the

rights to

some of

the properties where the

Mineral Resources are located.

In other

cases,
agreements are

in place with the landowners

to mine the dump material

and rehabilitate

the land for other uses.

The details of the related

surface
rights are

not material

for the purpose

of this report.

The necessary

agreements

are in place

for all properties

in the LoM plan.

Impediments on rights to mine
Grootvlei Complex
Ergo has submitted

a renewal application

of its prospecting

rights over

Grootvlei

dumps 6L16,

6L17 and 6L17A

to the DMRE.

During
the 2022 financial year, an external party raised a conflicting claim of common law ownership of 6L16, 6L17 and 6L17A TSFs. Although the claim was based on common

law ownership and

no attempt has been

made to set aside

the prospecting

rights over the TSFs,

the Grootvlei

TSFs
have been

excluded from

the Mineral

Reserves statement

and the Life-of-Mine

(LoM) plan

but included

in the Mineral

Resources

statement.
Marievale Complex
Ergo acquired the 7L5,

7L6 and 7L7 TSFs in terms

of a written notarial executed

deed of sale during 2019 and

took possession

of the
TSFs on 8 April 2019. It has since also obtained the requisite National

Environmental Management

Act, 1998 (Act No. 107 of 1998) (NEMA)
regulatory approvals

to retreat the said TSFs. During

the 2022 financial year, the owner

of the land on which 7L5, 7L6 and 7L7 are situated,

an
estimated 36,524t

out of the total 54,114t comprising

the Marievale cluster,

notified Ergo that in its view, the said TSFs

had acceded to the land
and that it

had become

the owner

of the TSFs.

Ergo disputes

the claim

of legal title

and the matter

is to be referred

to arbitration.
All ownership requirements

were met when the TSFs

were purchased by Ergo

and therefore

the TSFs are still

included in the Mineral
Reserves.

Whilst Ergo

has received

confident

legal advice

on the merits

of its claim,

in the event

that the arbitration

goes against

Ergo, its Mineral
Reserves

will reduce

by 35.52Mt

(0.35Moz

at 0.29g/t).

Inasmuch

as it

then enters

into a

commercial

arrangement

with the

land-owner,

the financial
benefit of

this portion

of the Marievale

cluster will

be reduced

by whatever

benefit is agreed

to in favor

of the land-owner.

Ergo has

a submitted

renewal

application

to the

DMRE for

the prospecting

rights it

holds over

7L4 TSF. The

entity (who

holds common
law ownership

rights over

the land on which

the TSF is

situated and

the TSF itself)

has agreed

to relinquish

ownership in

favor of Ergo,

provided
that Ergo undertakes

to:
●
make a notional

amount payment;

●
suitably remove

the TSF; and
●
rehabilitate

the land.
A draft contract

stipulating

the terms

of such agreement

is awaiting

final signature.
Below is a graphical representation of the permits and licenses held within the Group:
Production

Ergo

For fiscal year 2022, production

decreased to 133,618.0

ounces from 137,059.0 ounces

in fiscal year 2021 mainly due to

the volume
throughput

that decreased

from 23.0Mt

to 22.1Mt

as a result

of increased

rainfall experienced

in fiscal

year 2022 in

comparison

to previous

years.
The impact

of this decrease

was offset by

the increase

in the average yield from 0.186g/t in fiscal year 2021 to 0.188g/t in fiscal year 2022.

Cash operating costs increased

by $198.0 per ounce, or 16.0%, from $1,272.0 per ounce in fiscal year 2021 to $1,470.0 per ounce in fiscal year

2022 mainly

due to the

above inflationary

increases

in the costs

of key consumables,

diesel, steel

and cyanide.

The following table details certain production and financial results of Ergo for the past two fiscal years.
2022 2021
Production (imperial)
Ore milled ('000 tons)

22,111 22,952
Recovered grade (oz/ton)

0.006 0.006
Gold produced (ounces)

133,618 137,059
Results of Operations

Revenue (R million)
3,704.9 3,943.0

Cost of sales (R million)
3,141.8 2,871.0

Cash operating costs (R million)
1
3,009.8 2,666.5

Cash operating costs (R/kilogram)
1
718,676 629,585

All-in sustaining costs (R/kilogram)

1
826,891 704,503

All-in cost (R/kilogram)

1
848,683 717,755
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
FWGR

For fiscal

year 2022,

production increased to

50,284 ounces

from 46,940

ounces produced

in

fiscal year

2021. Although

volume
throughput decreased

from 6.2Mt in

fiscal year

2021 to 6.1Mt in

fiscal 2022,

this was offset

by an increase

average yield form 0.237g/t in fiscal
year 2021 to 0.257g/t in fiscal year 2022.

Cash operating

costs increased

by $38 per ounce,

or 7%, from

$558 per ounce

in fiscal year

2021 to $596 per

ounce in fiscal

year 2022
mainly due

to an above

inflationary

increases

in the costs

of key consumables,

diesel, steel

and cyanide.
The following table details certain production and financial results of FWGR for the past two fiscal years.
2022 2021
Production (imperial)
Ore milled ('000 tons)

6,078 6,159
Recovered grade (oz/ton)

0.008 0.008
Gold produced (ounces)

50,284 46,940
Results of Operations

Revenue (R million)
1,413.6 1,326.0

Cost of sales (R million)
592.1 517.2

Cash operating costs (R million)
1 454.0 406.2

Cash operating costs (R/kilogram)
1 291,302 276,174

All-in sustaining costs (R/kilogram)

1
396,762 377,210

All-in cost (R/kilogram)

1
422,540 400,829
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
Licenses to Operate
All

the

licenses,

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

water, as licensed,

for the WRTRP
Assets;
·

rights, servitudes

and agreements

for installation,

supply and

distribution and

maintenance of

power supply;
existing and proposed pipeline routes; servitudes; wayleaves and surface right permits; and
·

Driefontein 1 Gold Plant for the purpose of accessing the Pilot Plant.
Capital Expenditure
Ergo

For a

discussion of capital

expenditures in fiscal

years 2020,

2021 and

2022, see

"Item 5.A.

Operating and Financial

Review and

Prospects—Capital

expenditure".

Capital expenditure

related to

material growth

projects are

financed on

a project-by-project

basis which

may include

bank facilities

and
existing

cash resources.

Sustaining

capital

expenditure

is financed

from cash

generated

from operations

and existing

cash resources.

For a

summary
of capital

expenditure,

see Item 5A.

Operating

Results.

Advance planning

is underway

for the

implementation

of the final

life design

of the

Brakpan/Withok

TSF to

accommodate

higher grade
resources

in the area

east of the

of the

Ergo Plant and

further extend

the life

of mine of

Ergo.

During fiscal

year 2022

capital was

expended to

commence

with the development

of a solar

power project,

to reduce

Ergo’s reliance

on
the Eskom

grid and

reduce

its carbon

footprint.

A large

percentage

of the

planned

capital

expenditure

in fiscal

year 2023

will be

applied

to complete
the first

phase of the

project. The

project is

expected to

be completed

in FY2024.
FWGR

FWGR appointed an engineering consulting company to undertake the definitive feasibility study and detailed design for the Phase
2 project.

The available

information was

independently reviewed

by an

external consultant,

Sound Mining

Solution (Pty)Ltd.

The project
includes the construction of a new CPP with a capacity of between 1.2 Mtpm to 2.4 Mtpm and the equipping of the required reclamation sites and pipeline

infrastructure to

supply the

relevant resources

to the

CPP.

Phase

2 also

includes the

construction of

a new

RTSF

capable of
accepting up

to 3 Mtpm

to a capacity

of approximately 800Mt.

The definitive feasibility

study was concluded

in the fiscal

2021 year and

is
subject to

obtaining regulatory

approvals on

the amended

design of

the RTSF.

During the

current year,

management considered

alternative
plans

should

the

RTSF

be

delayed

further,

based

on

information

at

hand.

The

Sibanye-Stillwater

Leeudoorn

tailings

storage

facility

was
evaluated as a viable interim alternative to the RTSF

whilst regulatory approvals are obtained. Furthermore, the expansion of DP2 to a 1.2Mt processing capacity per month has been planned.

Capital expenditure related to material growth projects are financed on a project-by-project basis which may include bank facilities and existing cash resources. Sustaining capital expenditure is financed from cash generated from operations and existing cash resources.
Mineral Reserves and Mineral Resources Estimation
Mineral Resources
Mineral Resources

are estimates

that contain

inherent risk

and uncertainties

and depend

upon geological

interpretations and

data
statistics drawn from

drilling and sampling

programmes, which may prove

to be unreliable.

For detailed description of

risks associated with
the Company’s material properties, refer to Item 3D: Risk Factors.

Mineral

Resources consist

of sand

dumps,

slimes dams

and silted

‘vlei’ areas

and dams.

Before dumps

are included

as Mineral
Resources, they are evaluated by drilling and an initial assessment is completed by the Qualified Person.

With respect to the Mineral Resources

and Mineral Reserves, drilling takes place

on a predetermined grid to

ascertain the average grade

(grade
model), moisture, expected

extraction factors and ultimate

financial viability before mining

begins. Sampling is done

subject quality control
and assurance as prescribed.

Estimation methods vary depending on data distribution and statistics.

A block model is generated and used to evaluate

the potential
for inclusion into a

mine plan. The applied Mineral

Resource classification is a

function of the confidence

of the entire process

from surveying,
drilling, sampling, assaying, geological understanding and/or geostatistical relationships. Mineral Resources is reported in situ .
Both Mineral Resources and

Mineral Reserves are determined

by the average grade

of a TSF which

must be above or equal

to a plant
feed cut-off

grade. A cut-off

is also determined

per complex or

cluster. A

TSF may report

an average gold

grade below a

cut-off, but

when
included in a

complex, the total complex

could be above the

cut-off. The assumptions

on a Mineral Resource

cut-off include

working costs,
the average plant recovery, the expected residue grade, the required yield based on working cost and gold price, and are presented below:

Ergo FWGR
Cut-off assumptions
Gold price (R) 914 294 914 294
Working cost (R/tonne) 90.86 85.23
Plant recovery (%)

40.87 53.55
Mine call factor (%) 100 100
Cut-off grade (g/t) 0.24 0.15
The Mineral Resource estimates for all the TSFs and a sand dump are declared as follows:
● The point of reference is in-situ. The TSFs or sand dumps themselves are the reference points;
● No geological or other losses were applied as all material is accessible and there are no geological structures;
●
Mineral Resource Estimates are stated as both inclusive and exclusive of Mineral Reserves as defined in S-K 1300; and

● Mineral Resources are 100% attributable to DRDGOLD.
Mineral Reserves
The Mineral Reserves were

prepared in accordance with

the requirements of

S-K 1300, and the

economic viability thereof performed
at a minimum prefeasibility study

level. Modifying factors like dilution

or mining losses bare not

applied for the Mineral Reserve

estimation
because the

TSFs are re-mined

and re-processed in

their entirety.

All other

modifying factors are

reflected in the

mine design and

all of the
associated technical aspects that informed the capital and operating cost estimates. Mineral Reserve is reported as delivered to the processing plants.

As material is

removed for

retreatment, the Mineral

Resources and Mineral

Reserves for each

operation are

adjusted accordingly.
Continuous checks of modifying factors and

ongoing surveys are conducted to

monitor the rate of depletion and the

accuracy of factors used
in conversion.
Mineral Reserves changed in

the past

two fiscal

years as follows:
●
Mineral Reserves increased from 5.35

million ounces at

June 30,

2021, to

6.04 million ounces at

June 30,

2022, mainly
because of

Ergo’s

Daggafontein TSF

being reclassified

to a

Mineral Reserve

which was

in part

offset through

ongoing
mining

activities. This

is despite

the

Grootvlei

dumps being

classified from

a Mineral

Reserve.

Ergo

also

classified a
number

of

its

dumps

from

a

Probable

Mineral

Reserve

to

a

Proven

Mineral

Reserve,

notably

the

Rooikraal

TSF,
0.47Moz(56.76Mt@0.26g/t). Grootvlei Complex

has been excluded from

the life of mine

and has been classified

from a
Mineral Reserve to a Mineral Resource due to land claims.
●
Mineral Reserves decreased from 5.73

million ounces at June

30, 2020, to

5.35 million ounces at

June 30,

2021, mainly
because of depletion through ongoing mining activities.

The life-of-mine

for Ergo

based on

Proven and

Probable Mineral

Reserves S-K

1300 as

at June 30, 2022,

was 19

years (June 30,
2021:

13 years).
The life

of mine

for FWGR

based on Proven

and Probable

Mineral Reserves

under S-K

1300 as

at June

30, 2022

was 20 years

(June 30,
2021: 18 years).
The year on year Mineral Reserve reconciliation is shown below:
Tonnes
(Mt)
Grade Au
(g/t)
Au

Ounces
(Moz)
Mineral Reserves as at June 30, 2021 518.10
0.32
5.35
Depletion of Mineral Reserves – Ergo (20.48)
0.33
(0.22)
Survey adjustments - Ergo (2.94)
0.20
(0.01)
Addition of Daggafontein TSF - Ergo 192.79
0.24
1.49
Addition of Various dumps

- Ergo
6.72
0.24
0.06
Exclusion of Grootvlei Dumps – 6L16, 6L17 and 6L17A -Ergo (66.04)
0.26
(0.55)
Depletion of Mineral Reserves – FWGR (5.77)
0.45
(0.08)
Mineral Reserves at June 30, 2022 622.37
0.30
6.04
The figures contained in

the table are rounded,

which may result in minor

computational discrepancies which are

not deemed
to be significant. Depletion based on block model surveys
Gold Price

Assumptions

The estimation of Mineral Reserves

and Mineral Resources requires the

economic assessment to demonstrate reasonable

prospects
for economic

extraction. Assumptions

in the

economic assessment

includes a

gold price.

The Company

has estimated

gold price

based on
consensus forecasts obtained

from various sources

which provided a

range as of

June 30, 2022.

The lowest range

of these forecasts

was selected
to take into account the

volatility experienced in the current

global economic conditions. As

of June 30, 2021,

the three-year average gold

price
was used in accordance with Industry Guide 7 for the estimation of Mineral Reserves.

Year ended

June 30, 2022
Gold price
Rand gold price per kilogram

914,294
Dollar gold price per ounce

1,823
ZAR/USD rate 15.60
Year ended

June 30, 2021
Three-year average
gold price
Rand gold price per kilogram

756,355
Dollar gold price per ounce

1,559
Ore Reserves (million ounces) 5.35
Qualified

Persons:

The information contained in Item 4D related

to Mineral Reserves and Mineral Resources is based

on information compiled by the
Qualified

Persons

as

defined

in

S-K

1300.

The

Qualified

Persons

are

not

employed

by

the

Company.

The

Company

has

evaluated

the
qualification and experience of the Qualified Persons

and is satisfied that they meet the

requirements in accordance with the SAMREC Code
and S-K

1300. DRDGOLD

obtained written

consents from

the Qualified

Persons prior

to publication

of this

report. The

Qualified Person
responsible for the

compilation and reporting of

Ergo’s Mineral

Resources is Mr

Mpfariseni Mudau and for

FWGR is Ms

Diana van Buren.
The Qualified Person responsible for the compilation and reporting of Ergo’s Mineral Reserves is Professor Steven Rupprecht and for FWGR
is Mr Vaughn Duke

.

Qualified Persons Title Address Qualifications Relevant years
Experience
Mpfariseni Mudau

Pr.Sci.Nat

400305/12
Director of The RVN
Group Proprietary
Limited
Willowbrook
Villas 21, Van
Hoof St,
Roodepoort, 1724
BSc (Hons) –
Geology, MSc
(Mining
Engineering)
16
Professor Steven Rupprecht

FSAIMM 701013
Associate Principal
Mining Engineer of
the RVN Group
Willowbrook
Villas 21, Van
Hoof St,
Roodepoort, 1724
BSc. Mining
Engineering PhD.
Mechanical
Engineering
35
Diana van Buren
Pr.Sci.Nat. 400107/14
Partner of Sound
Mining Solution
Proprietary Limited
Sound Mining
House, 2A Fifth
Avenue, Rivonia,
2128
BSc (Hons) –
Geology
16
Vaughn

Duke
Pr.Eng 940314 FSAIMM 37179
Partner of Sound
Mining Solution
Proprietary Limited
Sound Mining
House, 2A Fifth
Avenue, Rivonia,
2128
BSc Mining
Engineering
(Hons), MBA
37
Mineral Reserves and Mineral Resources internal control disclosure

DRDGOLD has employed

an independent

consultant to

manage drilling

activities and

report sampling

results in

accordance with
DRDGOLD’s prescribed internal control procedures. The control procedures include standard operating procedure, supervision of drilling by
experienced

geologists,

technical

site

visits

by

Qualified

Persons,

chain

of

custody

and

management

approvals.

Reputable

commercial
laboratories perform the

assaying of samples

for gold.

These laboratories have

quality assurance and

quality control measures

in place that
satisfy Qualified

Persons and

also meet

DRDGOLD’s

requirements. The

results are

also submitted

to the

directors at

Ergo

and FWGR

to
ensure that due process has been followed and to identify any anomalies. Verification of estimates is a routine part of the plant feed sampling
programme. Plant feed

grades are compared

to the expected

grades from the

Mineral Resource and

Mineral Reserves and

updated monthly.
Surveys are undertaken monthly, and a reconciliation is reported annually.

Any adjustments for shortfall or overruns are made in the Mineral
Resource and Mineral Reserve statement for the following year. Gains or losses are largely related to volume adjustments on survey although adjustment may

be made for

other reasons such

as unexpected

deleterious materials in

the dump. The

estimation of

Mineral Reserves is

an
outcome of life

of mine and

budget planning which

runs annually, whereby capital

costs, operating costs

and other assumptions

are interrogated
and approved at an executive committee level.

DRDGOLD's summary Mineral Resources (Including Mineral Reserves) as of June 30, 2022 are set forth in the tables below.
Mineral Resources (including Mineral Reserves)
Measured Resources Indicated Resources Inferred Resources Total

Tons

Grade

Gold Content

Tons

Grade

Gold Content

Tons

Grade

Gold Content

Tons

Grade

Gold Content

(mill)

(g/tonne)

('m ozs)

(tonnes)

(mill)

(g/tonne)

('m ozs)

(tonnes)

(mill)

(g/tonne)

('m ozs)

(tonnes)

(mill)

(g/tonne)

('m ozs)

(tonnes)
Ergo 266.25 0.31 2.64 82.24 568.21 0.25 4.55 141.40 21.32 0.24 0.16 5.12 855.78 0.27 7.35 228.76
FWGR 229.37 0.33 2.46 76.39 - - - - - - - - 229.37 0.33 2.46 76.39
Total 495.62 0.32 5.10 158.63 568.21 0.25 4.55 141.40 21.32 0.24 0.16 5.12 1,085.15 0.28 9.81 305.15
DRDGOLD's summary Mineral Resources (Exclusive of Mineral Reserves) as of June 30, 2022 are set forth in the tables below.
Mineral Resources (Exclusive of Mineral Reserves)
Measured Resources Indicated Resources Inferred Resources Total

Tons

Grade

Gold Content

Tons

Grade

Gold Content

Tons

Grade

Gold Content

Tons

Grade

Gold Content

(mill)

(g/tonne)

('m ozs)

(tonnes)

(mill)

(g/tonne)

('m ozs)

(tonnes)

(mill)

(g/tonne)

('m ozs)

(tonnes)

(mill)

(g/tonne)

('m ozs)

(tonnes)
Ergo 66.04 0.26 0.55 17.17 375.41 0.25 3.02 93.85 21.32 0.24 0.16 5.12 462.77 0.25 3.73 116.14
FWGR

1
- - - - - - - - - - - - - - - -
Total 66.04 0.26 0.55 17.17 375.41 0.25 3.02 93.85 21.32 0.24 0.16 5.12 462.77 0.25 3.73 116.14
1
Mineral Resources when stated exclusive of Mineral Reserves amount to zero for FWGR,

because all of the Mineral Resources will be exploited and converted to Mineral

Reserves
DRDGOLD's summary Mineral Reserves as of June 30, 2022 are set forth in the tables below.
Mineral Reserves
Proved Reserves Probable Reserves Total Reserves

Tons

Grade

Gold Content

Tons

Grade

Gold Content

Tons

Grade

Gold Content

(mill)

(g/tonne)

('m ozs)

(tonnes)

(mill)

(g/tonne)

('m ozs)

(tonnes)

(mill)

(g/tonne)

('m ozs)

(tonnes)
Ergo 200.21 0.33 2.09 65.02 192.79 0.24 1.49 46.27 393.00 0.28 3.58 111.29
FWGR 216.49 0.33 2.32 72.15 12.88 0.33 0.14 4.24 229.37 0.33 2.46 76.39
Total 416.70 0.33 4.41 137.17 205.67 0.25 1.63 50.51 622.37 0.30 6.04 187.68
The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.

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
2021.

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

Our profit

for fiscal

year 2022 decreased

compared to

fiscal year

2021, mainly

due to,

inter alia
, the following:
●
gold production decreased by 3kg to 5,720kg together with a

decrease in gold sold by

20kg to 5,714kg. The decrease in production
reflected

a 3% decrease

in throughput

to 28,189,000t,

offsetting the

3% increase

in average

yield to 0.203g/t;

●
the average

rand gold price

received decreased

by 3%; and
●
above inflationary

increases

in the cost

of key consumables,

diesel, steel

and cyanide.

Key drivers of our operating results and principal factors affecting our operating results

● the price of gold, which fluctuates both in terms of dollars and rands;
● our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
●
our cost of producing gold, including the effects of mining efficiencies;

● general economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations in South Africa;
and
● government policies that could materially impact our operations.
Gold price

Our revenues

are derived

primarily from

the sale

of gold

produced at

our surface

tailings retreatment

operations. As

a result,

our
operating results are directly

related to the price of gold,

which can fluctuate widely and

is affected by numerous factors

beyond our control,
including industrial and jewelry

demand, expectations with respect

to the rate of

inflation, the strength

of the U.S. dollar

(the currency in which
the price of

gold is generally

quoted) and of

other currencies, interest

rates, actual or

expected gold sales by

central banks, forward

sales by
producers, global

or regional

political or

economic events,

and production

and cost

levels in

major gold-producing

regions such

as South
Africa. In addition, the price

of gold is often subject

to rapid short-term changes because of

speculative activities. In response to the COVID-
19 pandemic

and measures

taken to deal

with the

outbreak,

investors

globally, as they

have in so

many previous

times of

crisis, turned

to gold and
gold stocks

as a

safe haven

asset, leading

to a surge

in the

average

gold price

during fiscal

year 2021

and the

continued

economic

uncertainty

along
with the

slow economic

recovery,

consequences

of the

Ukraine

conflict

resulted

in sustained

high (although

marginally

lower)

gold prices

for fiscal
year 2022.

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

The following table indicates data relating to the dollar gold spot prices for the 2022 and 2021 fiscal years:
2022 fiscal year

2021 fiscal year

Change
$ per ounce $ per ounce %
Closing gold spot price on June 30, 1,807 1,770 2
Lowest gold spot price during the fiscal year

1,684 1,676 -
Highest gold spot price during the fiscal year

2,070 2,072 -
Average gold spot price for the fiscal year

1,834 1,850 (1)
All our

operations and

gold production

are based

in South

Africa, and

as a

result, the

impact of

movements in

relevant exchange
rates is significant to our operating results.

The average gold price in rand (based

on average spot prices for the year) increased

by 16% from
R24,466 per ounce in 2020 to R28,490 per ounce in 2021, and decreased by 2% to R27,896 per ounce in 2022.
An increase/(decrease) of 20% in the US dollar gold price throughout fiscal year 2022 would have increased/(decreased) revenue by approximately R1,023.7 million (2021: R1,053.8 million).

An increase/(decrease) of 20% in

the Rand to US dollar exchange

rate throughout fiscal year 2022

would have increased/(decreased)
revenue by approximately R1,023.7 million (2021: R1,053.8 million).
Gold production

In fiscal year 2022, gold production

decreased to 183,902 ounces (produced from

28.2 million tonnes milled at

an average yield of
0.203g/t) from 183,999 ounces in fiscal

year 2021 (produced from 29.1 million tonnes

milled at an average yield of

0.197g/t). This was mainly
due to

Ergo’s gold production which decreased

to 133,618.0 ounces

in fiscal year

2022 (produced from

22.1 million tonnes

milled at an

average
yield of 0.188g/t) from 137,059.0

ounces in fiscal year 2021

(produced from 23.0 million tonnes

milled at an average yield

of 0.186g/t). The
decrease was a result

of a decrease

in tonnes milled

due to increased

rainfall as

well as lower

grade material

being mined.
In fiscal year 2021,

gold production increased to

183,999 ounces (produced from 29.1

million tonnes milled at

an average yield of
0.197g/t) from 174,385 ounces in fiscal

year 2020 (produced from 26.3 million tonnes

milled at an average yield of

0.206g/t). This was mainly
due to the first full year of gold production

of FWGR resulting in production

of 46,940 ounces (produced from 6.2

million tonnes milled

at an
average yield of 0.237g/t), mitigating the impact of

Ergo’s gold production which increased to 137,059.0 ounces in fiscal year 2021

(produced
from 23.0 million tonnes milled at

an average yield of 0.186g/t) from

128,249.0 ounces in fiscal year 2020

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

Cash operating

costs include

consumables, labor,

specialized service

providers, electricity

and other

related costs

incurred in

the
production of gold. Consumables, water and electricity, labor, specialized service providers and other costs are the largest components of cash operating costs. A breakdown of cash operating costs into

these costs is described in Item 5A.: “Comparison of financial performance for the
fiscal year ended June 30, 2022 with fiscal year ended June 30, 2021”.
General economic factors
We are

exposed to a number

of factors, which could

affect our profitability,

such as exchange rate

fluctuations, inflation and other
risks relating to South

Africa. In conducting mining operations,

we are subject to the

inherent risks and uncertainties of

the industry, and

the
wasting nature of the assets.
Effect of exchange rate fluctuations
For the fiscal years 2022

and 2021, all of

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

In fiscal

year 2022

the average

Rand gold

price received

decreased by

3% compared

to fiscal

year 2021,

this was

a result

of the
combined impact

of the

average Dollar gold

price which

decreased by

1% and

the average

exchange rate of

the rand

against the dollar

that
strengthened by 1%.
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

Fiscal year ended
Year

ended June 30,
2022 2021 2020
(%) (%) (%)
The average rand/dollar exchange rate (strengthened)/weakened by: (1) (2) 10
CPI (inflation rate)

7.4 4.9 2.2
Government

policies that

could materially

impact operations

The mining

industry in

South Africa

is extensively

regulated

through legislation

and regulations

issued by government’s

administrative
bodies.

One of the key findings of the Frasers

Institute weighing

on South Africa’s investment appeal,

is lack of regulatory certainty.

Although
the industry’s

successfully

challenge

of Mining

Charter

III in the

High Court,

that set

aside certain

provisions

of the charter

on the basis

that it was
purported legislation (as opposed to policy) provided some certainty to the industry,

turnaround in obtaining permits and regulatory approvals
remains slow,

delaying the

execution of

key capital

projects.

The increasing

prominence

of ESG is

also resetting

the standard

on transparency

and
sustainability

and society

generally is

far more environmentally

and socially

aware, applying

increasing

pressure through

providers

of capital and
the regulator

to enforce

compliance.
Production

stoppages

due to the

impact of the

COVID-19 pandemic

on current

operations

The Group

temporarily halted its operations at

Ergo and

FWGR on

March 26,

2020 pursuant to

the announcement of

the national
lockdown in South African (“ Lockdown ”). Operations gradually recommenced through April and May 2020. Subsequent lockdowns in fiscal
2021 did not resulting in any similar stoppages in production and during fiscal 2022 the national state of disaster implemented by the National
Government

came to an

end. (Refer

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

Financial and operating data
Year ended

June 30,
2022 2021
Revenue (R'm) 5,118.5 5,269.0
Gold production (ounces)

183,902 183,999
Gold production (kilograms)

5,720 5,723
Gold sold (ounces)

183,709 184,352
Gold sold (kilograms)

5,714 5,734
Average spot gold price (R/kilogram)

896,877 915,972
Average gold price received (R/kilogram)

894,409 917,996
Cost of sales (R'm) 3,741.5 3,388.2
Operating costs (R'm) 3,506.5 3,122.5
Cash operating costs (R'm)

(1)
3,463.8 3,072.7
Cash operating costs (R/kilogram)

(1)

600,875 540,338
All-in sustaining costs (R/kilogram)

(1)

721,684 626,247
All-in costs (R/kilogram)

(1)

746,255 643,338
Additions to property, plant and equipment (R'm) 598.4 395.7
(1) Cash

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
Revenue
Revenue decreased by

3% to R5,118.5 million

in fiscal year

2022 from R5,269.0

million in fiscal

year 2021 mainly

due to the

average
rand gold price

received that

decreased by

3% to R894,409 per

kilogram and

the 20kg decrease

in gold sold from

5,734 kilograms

in fiscal 2021
to 5,714 kilograms

in fiscal 2022.

Refer to Item 5A:. “Operating results: Key drivers of our operating results and principal factors affecting our operating results”

for a
discussion

regarding the

gold price

received and

sales volumes.

Capital expenditure

During fiscal year 2022 capital expenditure increased by R202.7 million to R598.4 million from R395.7 million in fiscal year 2021.
Ergo’s capital expenditure during fiscal year 2022 increased by R173.3 million to R424.2 million from R250.9 million in fiscal year
2021. This was mainly due to upgrading of the 4A8 pump station

& power supply amounting to R45.0 million, infrastructure development for
Marievale and Rooikraal dumps amounting

to R204.5 million, various

expenditure on the Brakpan/Withok TSF

including decanting and slurry
lines amounting to R53.0 million and solar project plant related costs amounting to R59.1 million.

FWGR’s capital expenditure during fiscal

year 2022 increased

by R16.5 million to

R159.8 million from R143.3 million in

fiscal year
2021. This was mainly due to

the completion of the construction of

an additional thickener to all full

closed circuit milling amounting to

R47.7
million, final designs for

the CPP,

with the design work

also being applicable to

the potential expansion of

DP2 amounting to R64.1

million
and the ongoing improvement of Driefontein 4 Tailings Storage Facility amounting to R6.3 million.
During fiscal year

2021, capital expenditure

was R395.7 million

primarily consisting of

expenditure incurred on

sustaining capital
expenditure on

the reclamation

site, the

Brakpan/Withok TSF,

the Brakpan

plant, the

commencement of

the construction

for the

additional
thickener and the installation of the copper elution circuit.

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

requires the

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

18. ‘‘Financial

Statements -

Note 24

Payments made under

protest”), the discount

rate applied and

the
assessment

of recoverability.

Recognition

and measurement

The asset that

arises from the

Ekurhuleni electricity dispute (refer Item 18. ‘‘Financial Statements -

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

other investments is

determined using assumptions about

the future

that are

inherently uncertain and can

change
materially over time.

It includes several

assumptions that are based

on both

observable and unobservable inputs. Assumptions applied in

the
estimation

of the fair

value of the

investment

in Rand Refinery

include the

following:

Amounts in R million
Observable/unobservable
input
Unit 2022
2021
Rand Refinery operations
Average gold price

Observable input R/kg

880,207

847,317
Average silver price

Observable input R/kg

11,209

11,751
Average South African CPI Observable input % 4.4 4.4
South African long-term government bond rate Observable input % 10.26 9.5
Terminal growth rate Unobservable input % 4.4 4.4
Weighted average cost of capital Unobservable input % 15.9 15.1
Investment in Prestige Bullion
Discount period Unobservable input Year
s
11 12
Cost of equity Unobservable input % 14.2 16.5

Marketability and minority discounts (both

unobservable inputs) were also applied

of 16.5%

and 17.0%

(2021: 16.5% and

17.0%)
respectively. The latest budgeted cash flow

forecasts provided by Rand Refinery as

at June

30, 2022 was

used, and therefore classified as an
unobservable

input

into the models.

New standards, amendments to standards and interpretations

Refer to Item 18. ‘‘Financial Statements - Note 3 – New standards, amendments to standards and interpretations”

for a discussion of
relevant standards,

amendments to standards

and interpretations

that may be applicable

to the business of the Group

and may have an impact

on
future consolidated

financial

statements.
Comparison of financial performance for the fiscal year ended June 30, 2022 with fiscal year ended June 30, 2021
Gold revenue
The following table illustrates the year-on-year change in gold revenue for fiscal year 2022 in comparison to fiscal year 2021:
R million
Total
Impact of change in amount
of gold sold
Impact of
change in
gold price
Net change
Total
gold revenue gold revenue
2021 2022
Ergo

3,939.9 (135.1) (104.7) (239.8) 3,700.1
FWGR 1,323.9 116.1 (29.4) 86.7 1,410.6
Consolidated 5,263.8 (19.0) (134.1) (153.1) 5,110.7
Gold revenue decreased by R153.10 million,

or 3%, to R5,110.7 million during fiscal year 2022. This was mainly due to

the average
rand gold price

received which

decreased

by 3% to R894,409

per kilogram

and a marginal

decrease in

gold sold from

184 350 ounces

to 183 709
ounces.
Cost of sales

Cost of sales

amounted to R3,741.5

million in fiscal

year 2022, consisting

mainly of operating

costs of R3,506.5

million, depreciation
of R267.6 million,

a positive movement

in gold in

process of R30.4

million and a

positive movement in

the change in

estimate of environmental
rehabilitation of R2.2 million. These are discussed as follows:

Operating costs

Operating costs increased by 12.3% to R3,506.5 million for fiscal year

2022 compared to R3,122.5 million for fiscal year 2021. The
increase is mainly due to general

higher inflation in fiscal year 2022

as well as above inflation increase

in the costs of key consumables,

diesel,
steel and cyanide.

Depreciation
Depreciation charges were

R267.6 million for

fiscal year

2022 compared to

R252.5 million for

fiscal year

2021. Depreciation charges
increased as a result of increased capital expenditure over the last two fiscal years.
Change in estimate of environmental rehabilitation
As of June 30,

2022, we estimate our total

environmental rehabilitation provision, being the

discounted estimate of future

costs, to
be R517.7 million as compared to R570.8 million

at June 30, 2021.

A change in estimate

of environmental rehabilitation

of R2.2 million

was
recognized due to changes in the estimated timing

of the vegetation of non-viable reclamation sites and

dormant infrastructure. In addition,

a
R67.2 million decrease in the provision due to the increase in the Ergo life of mine.

A

total

of

R589.8 million

(2021:

R87.5 million) is

invested in

funds held in

insurance instruments to secure financial

guarantees
provided to the DMRE through an

insurance cell captive company, the Guardrisk Cell Captive. The increase is attributable to the transfer

from
the environmental trust funds to the

Guardrisk Cell Captive along with growth

of R10.4 million on these funds during fiscal year 2022.

As at
June 30, 2022, guarantees

amounting to R614.0

million were in issue

to the DMRE

(2021:

R430.1 million).

Any shortfall between the

invested
funds and the estimated provisions

is expected to be financed

by contributions to the Guardrisk

Cell Captive from time

to time as required over
the remaining production life

of the respective mining operations

and, at the time of

mine closure, the proceeds on

the disposal of remaining
assets and gold from plant clean-up. The transfer of the funds from the environmental trust fund to the Guardrisk Cell Captive was completed after the required

approvals for the

change in method

and transfer of

the environmental trust

funds were obtained

from the DMR

and a thorough
consideration of tax and legal impacts was performed.

As

a

result,

a

total

of

R0.0 million

remained

in

our

various

environmental

trust

funds

as

at

the

end

of

fiscal

year

2022,

as

compared

to
R564.7 million at the end of

fiscal year 2021. Up

to the time of the

transfer, R 14.8 million of interest

was received on these funds

during fiscal
year 2022.

Movements in gold in process
Movement in

gold in

process in

fiscal year

2022 amounted

to R30.4

million mainly

due to

an increase

in the

lock up

of gold

in
process at the plants and finished inventories - Gold Bullion.
Administration expenses and general costs
Administration expenses

and general

costs increased

by R97.2 million

from R64 million

in fiscal

year 2021

to R161.2 million

in
fiscal year 2022. Administration expenses and general costs

in fiscal year 2021 included a share-based

payments benefit of R44.3 million. The
share-based payment

benefit in

2021 was mainly

due to the

remeasurement of the

cash-settled share-based payment

liability at a

seven-day
volume weighted average price (VWAP) of the DRDGOLD share from R25.14 at

June 30, 2020 to R18.62 at

November 5, 2020. This liability
was fully settled

on November 5,

2020. In addition, transaction

and exploration costs

increased from R3.1

million in fiscal year 2021 to R15.2
million in

fiscal year

2022 as well

as an increase

in other administration

expenses

and other

costs of R13.1

million related

to short term

incentives
and information

technology.
Finance income
Finance income increased

from R216.2 million in fiscal year 2021

to R225.8 million in fiscal year 2022,

mainly due to an increase
in interest income

earned of R3.9

from higher cash and cash equivalents balances

during the year and an unrealized foreign exchange

gain of
R7.0 million in fiscal year 2022 compared to an unrealized foreign exchange loss in 2021 which was recognized in finance expense.
Finance expense
Finance

expenses

increased

from

R69.5

million

in

fiscal

year

2021

to

R74.8 million

in

fiscal

year

2022,

mainly

attributable

to
discount on the

initial payment made under

protest of R21.1

million compared to R7.4

million in fiscal year

2021. This increase was

in part
offset by the unrealized foreign exchange loss of nil in fiscal year 2022 compared to R8.4 million in fiscal year 2021.

Income tax
Income tax amounted to a

charge of R334.3 million for

fiscal year 2022 (2021: charge

of R523.7 million) and consists of

a current
tax charge of

R261.5 million (2021: charge

of R423.7 million) and

deferred tax charge

of R72.7 million (2021:

deferred tax charge

of R100
million).
The current tax decreased to R261.5 million in fiscal year 2022 from R423.7 million in fiscal year 2021 mostly due to a decrease in the taxable

mining income of

both Ergo

and FWGR resulting

mainly from a

decrease in profits

as well as

increased capital

expenditure for
which full capital redemption under section 36 of the Income Tax Act was applied.
The forecast weighted average

deferred tax rate for

both Ergo and FWGR

decreased in fiscal year

2022 to 22% and

29% respectively
from 25%

and 30% respectively

in fiscal year

2021.

The decrease is

due to a

change in the

gold mining tax

formula and the

updated life of
mine plan. Refer to Item 10E.: Taxation – “Income Tax and Withholding

Tax on Dividends” for a detailed explanation on changes in taxation laws and regulations.

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
agreements entered into

during fiscal year

2019. The Group

considers the presentation

of Adjusted EBITDA

provides useful information

to
investors to enable investors to assess compliance with our historic covenants in the RCF agreement.

Year ended,

June 30
Reconciliation of adjusted EBITDA 2022 2021
Profit for the year 1,123.8 1,439.9
Income tax 334.3 523.7
Profit before tax 1,458.1 1,963.6
Finance expense 74.8 69.5
Finance income (225.8) (216.2)
Results from operating activities 1,307.1 1,816.9
Depreciation

267.6 252.5
Share based payment (benefit)/expense 18.4 (28.3)
Change in estimate of environmental rehabilitation recognised in profit or loss (2.2) (12.4)
Gain on disposal of property, plant and equipment (6.6) (0.1)
IFRS 16 Lease payments 1 (23.8) (15.8)
Exploration expenses and transaction costs 15.2 3.1
Adjusted earnings before interest, tax depreciation and amortisation ("Adjusted EBITDA")

2
1,575.7 2,015.9
1 The amended RCF includes IFRS 16 lease payments in the calculation of the adjusted EBITDA.
2 See Glossary of Terms for definitions.
Cash operating costs, cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram
Cash operating costs,

cash operating costs per

kilogram, all-in sustaining

costs per kilogram and

all-in costs per kilogram

are non-
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

For fiscal

year 2022,

consolidated cash

operating costs

per kilogram

increased by

11%

to R600,875

per kilogram

from R540,338

per
kilogram in fiscal year 2021. Consolidated all-in sustaining costs per kilogram increased by 15% to R721,684 per

kilogram in fiscal year 2022
from R626,247 per kilogram

in fiscal year 2021.

Consolidated all-in costs per

kilogram increased by 16%

to R746,255 per kilogram

of gold
in fiscal 2022 from R643,338 per kilogram of gold in fiscal year 2021.

The increase in consolidated cash operating costs

per kilogram,

all-in sustaining costs

per kilogram and all-in costs per kilogram

was
mainly due to an increased

in cash operating costs, which

is due to higher inflation of

7.4% in fiscal 2022 in comparison

to 4.9% fiscal 2021
and above inflationary increases in the costs of key consumables, diesel, steel and cyanide.

The

increase

in

sustaining

capital

expenditure

during

fiscal

year

2022

contributed

to

the

increase

in

all-in

sustaining

costs

per
kilogram. The increase in

growth capital expenditure

incurred during fiscal year

2022 similarly contributed to

the increase in all-in

costs per
kilogram.
Reconciliation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram, all-in costs and all-in costs per kilogram
R millions
2022 2021
Cost of sales 3,741.5 3,388.2
Depreciation

(267.6) (252.5)
Change in estimate of environmental rehabilitation

2.2 12.4
Movement in gold in process

30.4 (25.6)
Operating costs

3,506.5 3,122.5
Ongoing rehabilitation expenditure

(31.6) (48.3)
Care and maintenance costs

(5.9) (3.9)
Other operating income/(costs) (5.2) 2.4
Cash operating costs

1
3,463.8 3,072.7
Movement in gold in process

(30.4) 25.6
Administration expenses and other costs excluding non-recurring items

1
146.0 109.7
Other operating income/(costs) 5.1 (2.4)
Change in estimate of environmental rehabilitation

(2.2) (12.4)
Unwinding of rehabilitation provision

45.0 44.7
Sustaining capital expenditure

1
496.4 353.0
All-in sustaining costs
1
4,123.7 3,590.9
Care and maintenance costs

5.9 3.9
Ongoing rehabilitation expenditure

31.6 48.3
Exploration expenses and transaction costs 15.2 3.1
Growth capital expenditure

1
87.7 42.7
All-in costs

1
4,264.1 3,688.9
Gold produced (kilograms)

5,720 5,723
Cash operating costs per kilogram (R per kilogram)

600,875 540,338
All-in sustaining costs per kilogram (R per kilogram)

721,684 626,247
All-in costs per kilogram (R per kilogram)

746,255 643,338
Reconciliation of sustaining capital expenditure and growth capital expenditure

Additions - property, plant and equipment owned 584.1 395.7
Less
Growth capital expenditure

1
87.7 42.7
Sustaining capital expenditure

1
496.4 353.0
1 See Glossary of Terms for definitions.

Cash operating costs

Cash operating costs are linked directly to the level of throughput of a specific fiscal year.

The following table

illustrates the year-on-year

change in

cash operating costs

for fiscal year

2022 in

comparison with fiscal

year
2021
.
R million
Cash operating
costs
Impact of change in
throughput
Impact of change in
costs Net change
Cash operating
costs
2021 2022
Ergo

2,666.5 (97.7) 441.0 343.3 3,009.8
FWGR 406.2 (5.3) 53.1 47.8 454.0
Total 3,072.7 (103.0) 494.1 391.1 3,463.8
Cash

operating

costs

in

fiscal

year

2022

increased

by

R391.1

million

to

R3,463.8

million

compared

to

cash

operating

costs

of
R3,072.70 million in fiscal

year 2021.The increase is

due to higher inflation

of 7.4% in fiscal

year 2022 in comparison to

4.9% fiscal year 2021
and above inflationary increases in the costs of key consumables, diesel, steel and cyanide.

The following

table lists

the major

components of

cash operating

costs for

the Group

for each

operation and

fiscal year

set forth
below respectively:
Ergo FWGR
Years ended

Year ended

Costs 2022 2021 Costs 2022 2021
Consumables

29% 28%
Consumables

32% 33%
Labor

18% 19%
Labor

21% 20%
Electricity and water

18% 18%
Specialized service providers

9% 9%
Specialized service providers

16% 16%
Electricity and water

19% 12%
Machine hire 4% 4% Machine hire 2% 2%
Security expenses 4% 4% Security expenses 5% 5%
Other costs

11% 11%
Other costs

12% 19%
5B. LIQUIDITY AND CAPITAL

RESOURCES
Cash flows

from operating

activities

Cash generated

from operating

activities

amounted to

R1,497.8 million

for fiscal

year 2022 (fiscal

year 2021:

R1,573.40 million).

Cash generated from operating activities

decreased during fiscal year 2022 mostly due to an 11%

increase in cash operating costs to
600,875 per kilogram and an 3% decrease

in the average rand gold price received to R894,409

per kilogram. Net movement

in working capital
(changes

in trade

and other

receivables,

consumable

stores

and stockpiles

and trade

and other

payables)

amounted

to a

cash inflow

of R78.1

million
in fiscal

year 2022.

The decrease

in cash inflows

was partially

mitigated

by a R189.4 million

decrease

in current

tax paid to

R262.7 million.

Cash flows

from investing

activities
Net cash

utilized by

investing

activities

amounted to

R626.2 million

in fiscal

year 2022

compared

to R446.6 million

in fiscal

year 2021.
In fiscal

year 2022,

net cash

utilized by

investing activities consisted mainly of

R584.1 million in

additions to

property, plant

and
equipment,

R28.9 million investment in

other funds and

R25.4 million spent on

environmental rehabilitation

payments. These outflows were
reduced by

R12.2 million

proceeds on

the disposal

of property, plant

and equipment.

In fiscal

year 2021,

net cash

utilized by

investing activities consisted mainly of

R395.7 million in

additions to

property, plant

and
equipment and R51.0 million spent

on environmental rehabilitation payments. These outflows were reduced by R0.1 million proceeds on the
disposal of

property, plant and

equipment.
Cash flows

from financing

activities
Net cash outflow from

financing activities

was R533.0 million

in fiscal year 2022 compared

to net cash outflows of R653.5

million in
fiscal year

2021.

During fiscal

year 2022,

the net cash

outflow consisted

mostly of dividends

paid on ordinary

shares amounting

to R513.3 million.
During fiscal

year 2021,

the net cash

outflow consisted

mostly of dividends

paid on ordinary

shares amounting

to R640.9 million.
Cash and cash

equivalents

Cash and cash equivalents as at June 30, 2022 amounted

to R2,525.6 million compared

to R2,180.00 million at the end of fiscal year
2021.

Substantially

all of our

cash and

cash equivalents

balances were

denominated

in South African

rand. Cash

and cash

equivalent

denominated
in foreign

currency amounted

to USD3.4 million

at June 30,

2022 compared

to USD3.4 million

at the end of

fiscal year

2021.

Cash and

cash equivalents

as at June

30, 2022 includes

restricted

cash related

to guarantees

of R10.7 million

compared

to R10.4 million
at the end

of fiscal

year 2021.

At September

30, 2022,

our cash and cash equivalents were R2,245.1 million.
Borrowings

and funding
At June 30, 2022 our external

sources of

capital included

our RCF. At September 30, 2022, we had

no external

sources of

capital.

In September

2020,

the RCF

was amended. The amendments

include a reduction in the

size of the facility from

R300 million to R200
million as well as removing

any commitment towards the

performance guarantee issued to

Ekurhuleni Metropolitan Municipality. No amounts
were drawn under this

facility as of June 30,

2022 or up to

the expiry date of September

14, 2022. The RCF has not been renewed

as funding
requirements

for capital

projects is

currently

being evaluated.
Anticipated funding requirements and sources

Our cash

and cash

equivalents are set

out above

under “Cash

and cash

equivalents”. Our management believes

that existing

cash
resources,

net cash

generated

from operations

and long

term finance

options for

long term

capital

projects will

be sufficient

to meet

the anticipated
commitments of our existing

operations for fiscal

year 2023. As a result of the sustained

high rand gold price, at September

30, 2022 the Group
has a cash

and cash equivalents

balance of

R2,245.1 million. Liquidity

has been enhanced

by the continued

high rand gold

price levels.

5C. RESEARCH

AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
DRDGOLD

has a

dedicated

team that

looks at

ways and

means

of improving

recoveries.

While the

team remains

active with

an ongoing
focus on improving

extraction efficiencies,

the projects undertaken

during the year

ended June 30, 2022

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

For the fiscal year 2023,

we are planning Group gold production

of 160,000 (4 977kg) to 180,000

(5 599kg) ounces

at cash operating
unit cost of

approximately

R685,000 per

kilogram

and expect

a capital investment

of approximately

R1 400 million.
Reconciliation of budgeted cost of sales to budgeted cash operating costs (R’million)
Cost of sales 3 954.8
Reconciling items
1
(318.1)
Cash operating costs

2
3 636.7
1
Includes expected

depreciation

of R274.4 million,

ongoing environmental

expenses

of R37.1

million and

care and maintenance

expenses

of R6.6

million
2
See glossary

of terms

for definition

Rounding of

figures may

result in computational

discrepancies

Our ability

to meet

the full

year’s production

target could

be impacted

in a number

of ways,

including stoppages

in production

due to outbreaks

of
infections

if the COVID-19

virus mutates

and spreads in

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

in labor, key

consumables,

diesel,

steel and

cyanide.

Unforeseen

changes in

ore grades

and recoveries,

unexpected

changes in

the quality

or quantity of reserves and resource, technical production issues, environmental and industrial accidents,

gold theft, environmental factors and
pollution could

adversely

impact the production,

sales and

cash operating

costs for

fiscal year 2023

and cause

us to fail to

meet our targets

for the
year.

Refer to Item 5A.: “Key drivers of our operating

results and principal factors affecting

our operating results” for a discussion of the
trends

in the US Dollar

gold price

as well as

exchange rates

impacting our

business.

Set forth below

is our summary

results for

the first

quarter of

fiscal year

2023. This information

has not been

audited.
Operating results

for the quarter

ended September

30, 2022

Quarter ended Quarter ended
Sep 30, 2022 Jun 30, 2022 % change
Production
Gold produced kg
1,453 1,443
1%
oz
46,715 46,393
1%
Gold sold kg
1,442 1,446
0%
oz
46,362 46,490
0%
Ore milled
Metric (000't)

7,157 7,064
1%
Yield Metric (g/t)
0.203 0.204
0%
Reconciliation of adjusted EBITDA
(R'million)
Profit for the period
253.4 399.3
Income tax
116.5 71.2
Profit before tax
369.9 470.5
Finance expense
17.3 29.1
Finance income
(54.8) (79.4)
Results from operating activities
332.4 420.2
Depreciation

55.0 64.1
Share based payment expense
3.9 4.6
Change in estimate of environmental
rehabilitation recognised in profit or loss
- (2.2)
Gain on disposal of property, plant and
equipment
- (6.6)
IFRS 16 Lease payments
1 (5.9) (8.2)
Exploration expenses and transaction costs
1.0 5.4
Adjusted EBITDA
1,2*
386.4 477.3
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
Cost of sales
1,007.6 1,003.7
Depreciation

(55.0) (64.1)
Change in estimate of environmental
rehabilitation

-
2.2
Movement in gold in process

4.4 4.0
Operating costs

957.0 945.8
Ongoing rehabilitation expenditure

(6.2) (4.4)
Care and maintenance costs

(0.8) (0.9)
Other operating income/(costs)

4.1 (2.7)
Cash operating costs

1
954.1 937.8
Movement in gold in process

(4.4) (4.0)
Administration expenses and other costs
excluding non-recurring items

1
26.8 8.4
Other operating (income)/Costs
(4.1) 2.7
Change in estimate of environmental
rehabilitation

-
(2.2)
Unwinding of rehabilitation provision

13.2
8.4
Sustaining capital expenditure

1
101.2
314.8
All-in sustaining costs
1
1,086.8 1,265.9
Care and maintenance costs

0.8 0.9
Ongoing rehabilitation expenditure

6.2 4.4
Exploration expenses and transaction costs
0.9 5.4

Growth capital expenditure

1
53.6 (16.8)
All-in costs

1
1,148.3 1,259.8
Quarter ended

Quarter ended

September 30,
2021
June 30, 2021 % change
Price and costs
Average gold price received R per kg
945,983 937,509
-
US$ per oz
1,727 1,871
-8%
Cash operating costs R/t
133 133
-
US$/t
8 9
-11%
Cash operating costs R per kg
658,530 645,782
2%
US$ per oz
1,202 1,289
-7%
All-in sustaining costs ** R per kg
755,201 875,450
-14%
US$ per oz
11,378 1,747
551%
All-in cost ** R per kg
796,255 871,162
-9%
US$ per oz
1,453 1,739
-16%
Capital expenditure
Sustaining Rm
101.2 314.8
-68%
US$m
5.9 20.2
-71%
Non-sustaining/growth Rm
53.6 (16.8)
-419%
US$m
3.1 (1.1)
-382%
Average R/US$ exchange rate
17.04 15.58
9%
Reconciliation of sustaining capital
expenditure
Additions - property, plant and equipment
owned
154.8 298.0
Less

Growth capital expenditure

1
101.2 314.8
Sustaining capital expenditure

1
53.6 (16.8)
1
See Glossary of Terms for definitions.
Rounding of figures may result in computational discrepancies
** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013 .

Gold production

increased

by 1% from

the previous

quarter to

1,453kg primarily

due to a 1% increase

in tonnage
throughput

despite yield

being 0.001g/t

lower at

0.203g/t. Gold

sold decreased

by 4kg to 1,442kg.

As a result

of the above,

the cash

operating costs

per kilogram

of gold sold

increased

marginally from

the previous
quarter to

R658,530/kg.

The cash

operating costs

per tonne of

material

remained stable

from the previous

quarter
at R133/t.

All-in sustaining

costs per

kilogram and

all-in costs

per kilogram

were R755,201/kg

and R796,255/kg,
respectively, decreasing

quarter on

quarter mainly

due to a decrease

in sustaining

capital expenditure

in
comparison

to the previous

quarter.

Adjusted EBITDA

decreased

by 19% from

the previous

quarter to

R386.4 million

primarily

due to an insurance
claim of

R84.7 million

recognised

in the previous

quarter.

Cash and cash

equivalents

decreased

by R280.5 million

to R2,245.1

million as

at September

30, 2022 (June

30,
2022: R2,525.6

million) after

paying the final

cash dividend

of R342.5

million for

the year ended

June 30, 2022.

The cash

generated during

the current

quarter will,

inter alia,

be applied

towards the

Company’s extended

capital
expenditure

programme

for the year

ending June

30, 2023.

Despite the

capital expenditure

planned for

the current

financial

year, the Company

remains in

a favourable
position to,

in the absence

of unforeseen

events, consider

declaring an

interim cash

dividend in

or around
February 2023.

5E. Critical Accounting Estimates
For

more

information

on

environmental

rehabilitation

obligations

Note

2

-

“Use

of

accounting

assumptions,

estimates

and
judgements” under Item 18. “Financial Statements".
ITEM 6. DIRECTORS,

SENIOR MANAGEMENT

AND EMPLOYEES

6A. DIRECTORS

AND SENIOR MANAGEMENT

Directors and

Executive Officers

Our board of

directors

may consist

of not less

than four

and not more

than twenty

directors.

As at June

30, 2022,

our board consisted

of
nine directors.

In accordance

with JSE listing

requirements

and our Memorandum

of Incorporation,

or MOI, one third

of the directors

comprising the
board of

directors,

on a rotating

basis,

are subject

to re-election

at each

annual general

shareholders’

meeting. Additionally,

all directors

are subject
to election

at the first

annual general

meeting following

their appointment.

Retiring directors

normally make

themselves

available for

re-election.

Mr Geoffrey Campbell’s

tenure as a director

and chairman

of the board

of directors

of the Company

came to an end

from December

1,
2021. Mr Timothy Cumming, a non-executive director

of the Company, replaced

Mr Campbell as chairman of the Board and the Nominations
Committee

with effect

on December

1, 2021,

after shareholder

approval

was obtained

at the

Annual General

Meeting held

on November

29, 2021.
In order

to ensure

good corporate

governance

in accordance

with the

recommendations

of the King

IV Report

on Corporate

Governance

for South
Africa 2016,

Mr Edmund Jeneker

will remain

as the lead

independent

director of

the Company.

Mrs Toko Mnyango,

an independent

non-executive

director

of the

Company, was

appointed

as a

member

of the

Nominations

Committee
effective August

19, 2021.

The address of each of our Executive Directors

and non-executive directors

is the address of our principal executive offices.

Refer to
Item 4A. Information

on the Company

– Introduction

for the company’s

address.
Executive

Directors
Daniël (Niel)

Johannes Pretorius

(55) (BProc, LLB,

LLM)

Chief Executive

Officer;

•

Member: Risk

Committee
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

Niël also

serves as

an elected

Council Member

with the Minerals

Council of

South Africa.

Adriaan (Riaan)

Jacobus Davel

(46) (BCom

(Hons), MCom,

CA (SA)
Chief Financial

Officer.

•

Member: Social

and Ethics

Committee

Riaan

Davel

joined

DRDGOLD

in January

2015. Before

joining

DRDGOLD,

he gained

17 years’

experience

in the

professional

services
industry, the

majority

obtained

in the

mining industry

in Africa.

As part

of gaining

that experience,

Riaan provided

assurance

and advisory

services,
including support

and training

on IFRS to clients

and teams across

the African continent.

He has spent seven

years at KPMG as

an audit partner,
performing, inter alia
, audits of listed

companies in

the mining industry,

including SEC

registrants.

Riaan has also

gained experience

as an IFRS
technical

partner and

represented

the South African

Institute

of Chartered

Accountants

on the International

Accounting Standards

Board’s project
on extractive

activities

from 2003

to 2010.

Riaan

has served

on committees

that compile/update

the South

African

codes

for reporting

and valuation
of mineral

reserves and

resources.

Riaan is

a member of

the Social

& Ethics Committee

of DRDGOLD.
Non-Executive

Directors

Timothy (Tim) John Cumming

(64) BSc (Hons)

(Civil Engineering),

MA (Philosophy,

Politics and

Economics)
Non-executive

Chairman
•

Chairman:

Board and Nominations

Committee

•

Member: Risk

Committee;

and Remuneration

Committee

Tim was appointed Non-executive Director

in August 1, 2020 and Non-executive Chairman December

1, 2021. Furthermore, he is a
member of the

Risk Committee,

Remuneration

Committee,

and appointed

Chairman of

the Nominations

Committee on

December 1,

2021.

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
Edmund Abel

Jeneker

(60) (Chartered

Director (SA),

B Hons, IEDP, M.Inst.D.,

SAIPA)
Lead Independent

Non-executive

Director
•

Chairman:

Social and

Ethics Committee
•

Member: Remuneration

Committee;

and Nominations

Committee
Edmund Jeneker was appointed

Non-executive Director in November

2007 and Lead Independent

Non-executive Director in August
2017. He has more than

31 years’ experience as

an executive in banking,

business strategy, advisory and management at Grant

Thornton South
Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank Competitiveness Fund
and Deloitte South

Africa. More recently,

he completed almost

15 years at

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

Director (South

Africa). Edmund chairs

the Social

& Ethics Committee

and is

a member of

the Remuneration
Committee and the Nominations Committee of DRDGOLD.
Johan Andries

Holtzhausen

(76) (BSc (Geology

and Chemistry),

BCompt (Hons),

CA(SA))
Independent

Non-executive

Director
•

Chairman:

Audit Committee
•

Member: Remuneration

Committee;

and Nominations

Committee

Johan Holtzhausen

holds a

B.Sc. (Geology and

Chemistry) from the

University of

Stellenbosch and a

B. Compt.

(Hons) from the
University of

South Africa.

He has

been a

Chartered Accountant

(South Africa)

since 1975.

He was

appointed independent

Non-executive
Director in on April 25, 2014. He

has more than 43 years’ experience in

the accounting profession, having served as a senior

partner at KPMG
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
Remuneration Committee and the Nominations Committee of DRDGOLD.

Jean Johannes Nel (50) (BAcc (Hons), CA (SA), CFA (AIMR))
Independent Non-executive Director
•

Chairman: Remuneration Committee
•

Member: Audit Committee; Remuneration Committee; and Risk Committee

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
Tongaat Hulett . Jean chairs the Remuneration Committee and is a member of the Audit Committee and the Risk Committee of DRDGOLD.

Toko Victoria

Buyiswa Nomalanga Mnyango (57) (Dip Juris, BJuris)
Independent Non-executive Director
•

Member: Social and Ethics Committee, Nominations Committee; and Remuneration Committee

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
Brands Communication Proprietary Limited.

Toko is

a member of the Remuneration

Committee, Nominations Committee, and

the Social &
Ethics Committee of DRDGOLD.
Kuby Prudence Lebina (41) (BCom; Higher Diploma (Accounting), Certificate in Business Leadership, CA (SA))
Independent Non-executive Director
•

Chairman: Risk Committee
•

Member: Audit Committee; and Nominations Committee

Prudence Lebina was appointed as

independent non-executive director on 03

May 2019. She qualified as

a chartered accountant in
December 2005

after serving

her

articles at

PricewaterhouseCoopers

Incorporated.

A member

of

the South

African Institute

of

Chartered

Accountants,

with

extensive

experience

in

corporate

finance,

financial

management,

investor

relations

and

the

mining

industry.

She

was
previously CEO of

GAIA Infrastructure

Capital Limited.

Prudence is

currently CEO of

TriAlpha Investment Management

Proprietary Limited,
a specialist fixed income investment house, and is also an independent non-executive director of Growthpoint Properties Limited and Telkom
SA

SOC

Limited.

Prudence

chairs

the

Risk

Committee

and

is

a

member

of

the

Nominations

Committee

and

the

Audit

Committee

of
DRDGOLD.

Charmel Diane

Flemming (39)

(BAcc (Hons)

CA (SA))
Independent Non-executive Director
•

Member: Audit Committee; Risk Committee; and Social and Ethics Committee

Charmel Flemming

holds a B.Acc

(Hons) from

the University

of the Free

State and is

a qualified

Chartered Accountant

(South Africa)
with 11 years´

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

Schoeman (48)

(Dip Analytical

Chemistry, BTech Analytical

Chemistry)
Chief Operating

Officer

Jaco Schoeman joined DRDGOLD in 2011 as Executive Officer: Business Development to focus on expanding the Group’s surface retreatment business

and extracting maximum value

from existing resources.

In July 2014, he was appointed Operations

Director: Ergo Mining
Operations

Proprietary

Limited.

Shalin Naidoo

(45) (BTech, MBA)
Chief Information

and Technology Officer

Shalin Naidoo

joined DRDGOLD

as Chief

Information

and Technology Officer

on 2 November

2021. Ranked

amongst South

Africa’s
Top 8 Visionary CIOs by the

institute

of IT Professionals

in South Africa

(IITPSA) and

International

Data Corporation

CIO of the Year in 2019,
he has 10

years’ experience

in leadership

and strategy. He

has worked

previously

in the mining

sector for

Anglo American

Platinum and

Tronox .

Henry Gouws

(53) (National

Higher Diploma

(Extraction

Metallurgy), MDP)

Managing Director:

Ergo
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

(60) (BCom

Accounting,

MDP)

Financial

Director:

Ergo

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

Proprietary

Limited.

Kevin Kruger

(54) (BscEng

(Mechanical

Engineering),

MDP, PMD, Government Certificate

of Competency

(Mines))
Managing Director:

FWGR

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

Director of
FWGR.

Henriette

Hooijer (42)

(BCom (Hons),

CA(SA))

Financial

Director:

FWGR

Henriette Hooijer

is the Financial

Director of

FWGR. She joined

DRDGOLD in May

2016 and was

appointed as

Financial Director

of
FWGR in August 2018. Before joining DRDGOLD, she spent 11 years in the professional services industry at KPMG, performing,
inter alia ,
audits of listed

companies

in the mining

industry, including

SEC registrants.

Elise Beukes

(45) (BProc)
Company Secretary

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

executive and senior

management members

or other key management

personnel are

elected or appointed

under any undertaking
by, arrangement

or understanding

with any major

shareholder,

customer, supplier

or otherwise.

6B. COMPENSATION
Our MOI

provide that

the directors'

fees should

be determined

from time

to time in

a general

meeting or

by a quorum

of Non-Executive
Directors.

The total

amount of

directors'

remuneration

paid and or

accrued for

the year

ended June

30, 2022 was

R42.0 million.

During fiscal

year
2021, an independent consultant compiled

a benchmarking analysis report against

an appropriate comparator group of companies

consisting of
JSE listed companies

on fees paid

non-executive

directors.

The report was

presented to

the Remuneration

Committee

on August 18, 2021.

These
changes were made to the base fee and committee fees and were approved by the shareholders at the annual general meeting on November 30,
2022.

Non-Executive

Directors

received the

following fees

for fiscal

year 2022:
●
Base fee

as Non-Executive

Chairman of

R1,457,944 per

annum up to

December

1, 2021

and R1,500,000

thereafter;
●
Base fee

as Lead Independent

Non-Executive

Director of

R672,247 per

annum up to

December

1, 2021

and R850,000

thereafter;
●
Base fee

as Non-Executive

Directors of

R647,975

per annum

up to December

1, 2021

and R430,000

thereafter;
●
Annual fee for the Audit Committee Chairman

of R32,399 (excluding fee received

as a committee member) up to December 1, 2021
and R180,000

(including

fee received

as a committee

member) thereafter;
●
Annual fee

for an Audit

Committee member

of R32,399 up

to December

1, 2021

and R120,000

thereafter;
●
Annual fee for the Risk Committee

Chairman of R140,000 (excluding

fee received as a committee

member) from December

1, 2021,
onwards.

●
Annual fee

for a Risk

Committee member

of R100,000

from December

1, 2021, onwards.
●
Annual fee

for the

Chairman

of Remuneration

Committee

R24 299 (excluding

fee received

as a committee

member) up

to December

1,
2021

and R100,000

thereafter;
●
Annual fee

for a member

of the Remuneration

Committee

of R24 299 each

up to December

1, 2021

and R100,000

thereafter;
●
Annual fee for

Chairman of the

Social and

Ethics Committee of

R100,000 (excluding fee received as

a committee member)

up to
December

1, 2021

and R140,000

thereafter;
●
Annual fee

for a member

of the Social

and Ethics

Committee of

R24,299 each

up to December

1, 2021

and R90,000

thereafter;
●
Daily fee of R24,299 up to December 1, 2021

and thereafter the director

will be remunerated if determined

appropriate for additional
services provided;

●
Hourly rate of R3,240

up to December

1, 2021

and thereafter

the director will

be remunerated if

determined appropriate

for additional
services provided;
●
Half-day

fee for

participating

by telephone

in special

board meetings

of R12,150

up to

December

1, 2021

and thereafter

the director

will
be remunerated

if determined

appropriate

for additional

services provided;

and
●
The Chairman of the board, Lead Independent Non-Executive

Director and other Non-Executive

Directors do not receive committee
fees.
The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2022.
The disclosure detailed in this table is consistent with the disclosure requirements of the Companies Act, 2008 (Act 71 of 2008)
and the JSE Listings Requirements.
Directors / Prescribed Officer

Total
remuneration
recognised
during the year
Short-Term
Incentives
recognised
related to this
cycle
Long-term
Incentives
settled during
this cycle
Total
remuneration
related to this
cycle
R'000 R'000 R'000 R'000
Executive directors
D J Pretorius 7,647 7,273 7,495 22,415
A J Davel 4,708 4,460 3,628 12,796
12,355 11,733 11,123 35,211
Non-executive directors
T J Cumming 1,267 - - 1,267
G C Campbell 659 - - 659
E A Jeneker 884 - - 884
J Holtzhausen 808 - - 808
T B V N Mnyango 772 - - 772
J J Nel 844 - - 844
K P Lebina 817 - - 817
C D Flemming 778 - - 778
6,829 - - 6,829
Prescribed officers (1)
W J Schoeman 4,464 4,460 3,628 12,552

E Beukes 1,432 1,274 535 3,241
5,896 5,734 4,163 15,793
Total 25,080 17,467 15,286 57,833
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

– Note 19.3 –

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

• The pool is calculated as 15% of the adjusted Free

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

are assessed

at the

beginning of

each financial

year to

ensure that

current strategies

are driven

in that

year.

These strategic
modifiers

and

their

weightings

are

communicated

to

participants

at

the

beginning

of

each

financial

year

to

ensure

understanding

and
compliance.
The Group performance measures set out by the Remuneration Committee and the weightings for FY2022 are as follows:

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

2009 and

January 1, 2015,

respectively. These

agreements regulated

the employment relationship

with Messrs. D.J.

Pretorius
and A.J. Davel during the year ended June 30, 2022.
On July 1, 2022

Mr. D.J.

Pretorius entered into a

new agreement of employment

for a period of 3

years and thereafter it

continues
indefinitely until

terminated by

either party on

not less than

three months’

written notice. Under

the employment agreement

effective up

to
June 30,

2025 Mr.

D.J. Pretorius

receives from

us a

guaranteed remuneration

package of

R7.6 million

per annum.

Mr. D.J.

Pretorius was
eligible under his employment

agreement, for an incentive

bonus of up to

100% of his annual

remuneration package in respect

of one bonus
cycle per

annum

over

the

duration of

his

appointment,

on

the condition

that DRDGOLD

achieves certain

key

performance indicators.

In
addition, he is

eligible to participate in

the equity-settled long-term

incentive scheme (awarded

332,497 conditional shares

in October 2020,
549,986 conditional shares in October 2021 and 799,595 conditional shares in October 2022).

Mr.

A.J.

Davel entered

into

a

new employment

agreement

effective

from

July 1,

2022

for

a

period

of

3

years

and

thereafter

it
continues indefinitely until

terminated by either

party on not

less than three

months’ prior written

notice. Mr.

A.J. Davel receives

from us a
guaranteed remuneration

package of

R4.7 million

per annum.

Mr. A.J.

Davel is

eligible under

his employment

agreement, for

a short

term
incentive of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on
the condition that DRDGOLD achieves certain key performance indicators. In addition, he is eligible to participate in the equity-settled long-
term

incentive

scheme

(awarded

160,919

conditional

shares

in

October

2020,

292,796

conditional

shares

in

October

2021

and

425,680
conditional shares in October 202)

Mr.

E.A. Jeneker has

a service

agreement which run for

a fixed

period until October 31,

2023. Mr.

J.A Holtzhausen has a

service
agreement which runs

for a fixed period until April 25, 2024. Mrs. TVBN Mnyango has a service agreement which runs until March 31, 2023.
Mr. J Nel

entered

into a

service

agreement

which runs

for a

fixed period

until March

31, 2022,

and Ms.

K.P Lebina

entered

into a

service

agreement
which runs

until May

02, 2023.

Mr. T J Cumming

and Ms C

D Flemming

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

is referred to

as an “eligible

termination.”

Upon an eligible

termination,

the director

is entitled to

receive a payment

equal to at
least one

year's salary or

fees, but

not more

than three

years' salary for

Executive Directors or two

years’ fees for

Non-Executive Directors,
depending on

the period

of time that

the director

has been employed.

6C. BOARD PRACTICES
Board of Directors
As at June 30, 2022 and as at September

30, 2022,

the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and
Mr. A.J. Davel), and seven Non-Executive Directors

(Messrs. T.J. Cumming, J.J. Nel, E.A. Jeneker, J.A. Holtzhausen

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
In

accordance

with

the

King

IV

Report

on

corporate

governance,

as

encompassed

in

the

JSE

Listings

Requirements,

and

in
accordance with

the United

Kingdom Combined

Code, the

responsibilities of

Chairman and

Chief Executive

Officer are

separate. Mr.

T.J.
Cumming is the Non-Executive Chairman, Mr. D.J. Pretorius is the Chief Executive Officer and Mr. A.J Davel is the Chief Financial Officer.
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
Directors'

Terms of Service

The following

table shows

the date of

appointment,

expiration

of term

and number

of years

of service

with us of

each of

the directors

as
at June 30,

2022:

Director Title
Year first
appointed
Term of
current office
Unexpired
term of
current office
D.J. Pretorius Chief Executive Officer 2008 3 years 0 months
A.J. Davel Chief Financial Officer 2015 3 years 0 months
T.J. Cumming
Non-Executive Director

2020 2 years 1 month
E.A. Jeneker Non-Executive Director 2007 2 years 16 months
J. Holtzhausen Non-Executive Director 2014 2 years 22 months
T.V.B.N.

Mnyango
Non-Executive Director 2016 2 years 7 months
J.J Nel
Non-Executive Director

2018 2 years 7 months
K.P Lebina Non-Executive Director 2019 2 years 10 months
C.D. Flemming Non-Executive Director 2020 2 years 1 month
* Renewal of the term of office was deferred to the October 2022 board meeting at which the contracts of D.J. Pretorius and A.J. Davel were extended to June 30, 2025.
Executive

Committee

As at June

30, 2022,

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
The Board constituted an Investment Committee who had their first meeting on October 6, 2022 to consider prospective projects, acquisitions and disposals in line with DRDGOLD's strategy and to ensure that adequate due diligence procedures are followed. The
Investment Committee also conducts other investment-related functions as delegated to it by the Board from time to time, as governance oversight increases as the DRDGOLD Group continues to grow. Members of this committee include J J Nel (Chairman), J A Holtzhausen,

K
P Lebina, E A Jeneker and T J Cumming. The CEO, CFO and COO are invitees.
Committees

of the Board

of Directors
Nominations

Committee
As at June

30, 2022 the

Nominations

Committee

consisted of

T J Cumming

(Chairman),

E A Jeneker,

J A Holtzhausen, T V B N
Mnyango and

K P Lebina.
The Nominations Committee meets on an ad hoc

basis. All members of this committee are independent non-executive directors who are independent according to the definition set out in the NYSE Rules, except for T Cumming. It is chaired by the board chairman who is a non-executive director (“ NED ”).
The primary role of the committee is to execute the following functions:
●
ensure the

establishment

of a formal

process for

the appointment

of directors;
●
ensure that

inexperienced

directors are

developed through

a mentorship

programme;
●
ensure that

directors receive

regular briefings

on changes

in risks, laws

and the appropriate

contribution;
●
drive an annual

process to

evaluate the

board, board

committees

and individual

directors;

●
ensure that

succession

plans for the

board, chief

executive officer

and senior

management

appointments

are developed

and
implemented.
The key responsibilities of the Nominations Committee include the following:
●
make recommendations

to the board

on the appointment

of new directors;
●
make recommendations

on the composition

of the board

and the balance

between executive

and non-executive directors appointed
to the board;
●
review board

structure,

size and composition

on a regular

basis;
●
make recommendations

on directors

eligible to

retire by

rotation; and
●
apply the principles

of good corporate

governance

and best practice

in respect

of nominations

matters.
Remuneration

Committee
As at June

30, 2022 the

Remuneration

Committee

consisted of

J.J. Nel (Chairman),

E.A. Jeneker,

J.A. Holtzhausen, T.V.B.N.
Mnyango and

T.J. Cumming.

The Remuneration Committee meets on a quarterly basis. All members of this committee are independent non-executive directors who are independent according to the definition set out in the NYSE Rules, except for T.J. Cumming.

It is chaired by an independent non-
executive director.
The committee has a mandate to offer competitive packages that will attract and retain executives of the highest caliber and encourage and reward superior performance. Industry surveys are provided for comparative purposes, and to assist the committee in the formulation of remuneration policies that are market related.
Audit Committee
As at June

30, 2022 the

Audit Committee consisted

of J.A. Holtzhausen (Chairman), J.J. Nel, K.P. Lebina and C.D. Flemming.
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
The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors, and the designated external audit partner as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. KPMG Inc. was reappointed by shareholders at the last AGM on November 30, 2021 to perform DRDGOLD’s external audit function, such appointment was made by the shareholders in accordance with the laws of South Africa and upon recommendation from the board following the Audit Committee recommendations. To comply with section 10(1)(a) of the Auditing Profession Act, 26 of 2005, the Independent Regulatory Board for Auditors (“ IRBA ”)
published the rule on Mandatory Audit Firm Rotation (“ MAFR ”) for auditors of all public interest entities, as defined in section 290.25 to
290.26 of the amended IRBA Code of Professional Conduct for Registered Auditors. An audit firm, including a network firm as defined in the IRBA Code of Professional Conduct for Registered Auditors, shall not serve as the appointed auditor of a public interest entity for more than 10 consecutive financial years. Thereafter, the audit firm will only be eligible for reappointment as the auditor after the expiry of at least five financial years. The requirement is effective for financial years commencing on or after 1 April 2023. KPMG Inc. has been the appointed auditors since 2003 and the Company has decided to early adopt the MAFR rule and appoint new auditors – BDO South Africa
Inc. for the 30 June 2023 financial year, subject to the shareholder approval at the next AGM on November 29, 2022.
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
Risk Committee
As at June

30, 2022 the

Risk Committee consisted

of K.P. Lebina (Chairwoman), D.J. Pretorius, J.J. Nel, C.D. Flemming and T.J.
Cumming.
Roles and responsibilities:

●
Oversee the

development

and annual

review of

a policy and

plan for risk

management

to recommend

for approval

to the Board
●
Ensure that

risk management

assessments

are performed

on a continuous

basis
●
Ensure that

reporting on

risk management

is complete,

timely, accurate

and accessible
●
Oversee that

the risk management

plan is widely

disseminated

throughout the

company and

integrated

in the day-to-day

activities
of the company
●
Ensure that

frameworks

and methodologies

are implemented

to increase

the possibility

of anticipating

unpredictable

risks
●
Ensure that

management

considers and

implements

appropriate

risk responses
●
Ensure co-ordination

with the audit

committee

who will be

responsible

for the risk

management

process as

far as internal

controls,
financial

reporting and

IT risks are

concerned.
All members of the Risk Committee are independent according to the definition set out in the NYSE Rules, except for T.J.
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

Group.
Social and

Ethics Committee
As at June 30, 2022, the Social and Ethics Committee consisted of E.A. Jeneker (Chairman),

A.J. Davel,

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

2022, of 2,959

comprises

2,016 specialized

service providers

and 943 employees

who are
directly employed

by us and our

subsidiary

companies.

Of the 943

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

30, 2022, of

2,941 comprises

2,018 specialized

service providers

and 923 employees
who are directly

employed by us

and our subsidiary

companies.

Of the 923 employees

directly employed

by us and our

subsidiary

companies,

36
employees

are on a fixed

term employment

contract.

All of our

employees

are based at

our operations

that operate

exclusively

in South Africa.
Labor Relations

As at June

30, 2022,

approximately

84% of our Ergo

employees

and 86% of our

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

A three-year

wage agreement

was reached

with organized

labor at FWGR

in November

2021 and a new

three-year

wage agreement
was concluded

at Ergo subsequent

to fiscal

year 2022.

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

2022 overall

safety statistics

for our operations:
(Per million man hours) Ergo FWGR Consolidated
Year ended

June 30,
Year ended

June 30,
Year ended

June 30,
2022 2021 2022 2021 2022 2021
Lost time injury frequency rate (LTIFR)
1
2.14 0.78 - 0.97 1.84 0.80
Reportable incidence frequency rate (RIFR)
1
0.76 0.47 - - 0.66 0.40
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

30, 2022, directors

and prescribed

officers do not

hold any options

to purchase

ordinary shares.

Closed periods

apply to

share trading

by directors,

prescribed officers

and other

employees, whenever

persons become

or could
potentially become aware of

material price sensitive information, such

as information relating to

an acquisition, bi-annual results

etc., which
is not in

the public domain.

When these persons

have access to

this information an

embargo is placed

on share trading

for those individuals
concerned. The

embargo need

not involve

the entire

Company in

the case

of an

acquisition and

may only

apply to

the board

of directors,
executive committee, and the financial

and new business teams,

but in the case

of interim and year-end results

the closed-period is group-wide.
DRDGOLD Phantom

Share Scheme

(Amended November

2015) – Cash

Settled Long-Term

Incentive Scheme
Salient terms

of the

DRDGOLD Phantom

Share Scheme

are disclosed

in Item

18. ‘‘Financial Statements - Note

19. Cash Settled
Long-Term Incentive

Scheme’’
On

November

4,

2015,

the

committee

approved

an

allocation

of

20,527,978

phantom

shares

which

is

driven

by

share

price
performance and individual performance and is based on phantom share allocations. The vesting of any shares allocated was staggered over a five-year period commencing in the

third year after the allocation is granted in line with King IV Report recommendations. The objectives of
the

revised

scheme

are

to

drive

the

longer-term

strategies

of

DRDGOLD,

to

align

participants’

interests

with

shareholders’

interest,

to
incentivise and motivate

participants, to attract

and retain scarce

human resources and

to reward superior

performance by the

Company and
participants. The

revised cash settled

long-term incentive

scheme was fully

settled on November

5, 2020

and replaced by

the equity-settled
long term incentive scheme described below.

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

30, 2022,

our issued

capital consisted

of:

●
864,588,711 ordinary

shares of

no par value;

and

●
5,000,000 cumulative

preference

shares.

To our knowledge, as

of June 30,

2022, we were

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

30, 2022:
●
there were 10,468 record holders of

our ordinary shares in South

Africa, who held 559,688,990 or

approximately 64.7% of our
ordinary shares;
●
there was one record holder of our cumulative

preference shares in South Africa,

who held 5,000,000 ordinary

shares or 100% of
our cumulative

preference

shares;
●
there were

36 US record

holders of

our ordinary

shares,

who held

approximately

33,974,859 ordinary

shares

or approximately

3.9%
of our ordinary

shares excluding

those shares

held as part

of our ADR program;

and
●
there

were 664

registered

holders

of our

ADRs in

the United

States,

who held

approximately

215,869,190

shares

(21,586,919 ADRs)
or approximately

25.0% of our

ordinary shares.

The following

table sets

forth information

regarding the

beneficial

ownership of

our ordinary

shares as

of September

30, 2022,

by:

●
each of our

directors

and prescribed

officers; and

●
any person whom the

directors are

aware of as at September

30, 2022 who is interested

directly or indirectly

in 1% or more of our
ordinary shares.

There was

significant

change in

the percentage

ownership of

the major

shareholders

over the

preceding

three years.
During fiscal

year 2020

Sibanye-Stillwater

exercised

the option

granted

to it to

subscribe

for such

number of

new ordinary

shares in
the share

capital

of DRDGOLD

for cash

resulting in

Sibanye-Stillwater

holding in

aggregate

50.1% of all

Shares in

issue (including
treasury shares).

Sibanye-Stillwater

subscribed

for 168,158,944

ordinary

shares.

Shares Beneficially owned
Holder Number
Percent of outstanding
ordinary shares
Directors/prescribed officers
D.J. Pretorius

804,816 *
A.J. Davel 338,438 *
Other
Sibanye-Stillwater 433,158,944 50.10%
The Bank of New York Mellon

227,196,436 26.28%
Government Employees Pension Fund 30,101,431 3.48%
Allan Gray Proprietary Limited 15,638,811 1.81%
BNYMSANV RE BNYMLBGC RE 586388 12,562,291 1.45%
CLEARSTREAM BANKING S.A LUXEMBOURG 10,763,378 1.24%
STATE

STREET BANK AND TRUST
10,052,483 1.16%
*

Indicates share ownership of less than 1% of our outstanding ordinary shares.

No ordinary

shareholder

has voting

rights which

differ from

the voting rights

of any other

ordinary shareholder.

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
7B. RELATED PARTY TRANSACTIONS
Transactions with related parties are disclosed in Item 18. ‘‘Financial

Statements

- Note 5.1 –

Cost of sales’’
Remuneration

paid

to key

management is

disclosed

in

Item 18. ‘‘Financial

Statements - Note

19.3 –

Key management personnel
remuneration’’
7C. INTERESTS

OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL

INFORMATION
8A. CONSOLIDATED STATEMENTS AND OTHER

FINANCIAL INFORMATION
1.
Please refer

to Item 18.

Financial Statements.
2.
Please refer

to Item 18.

Financial Statements.
3.
Please refer

to Item 18.

Financial Statements.
4.
The last year

of audited financial

statements

is not older

than 15 months.
5. Not applicable.
6. Not applicable.
7.
Please refer

to Item 4D.

Property, plant and

equipment—Ongoing

Legal Proceedings.
8.
Please refer

to Item 10B.

Memorandum and

articles

of association.
8B. SIGNIFICANT

CHANGES
Significant changes that have occurred since June 30, 2022, the date of the last audited financial statements included in this Annual
Report, are discussed in the relevant notes to the financial statements under Item 18. Financial Statements.

ITEM 9. THE

OFFER AND LISTING
9A. OFFER AND

LISTING DETAILS
The principal trading market

for our

equity securities is the

JSE (symbol: DRD)

and our

ADSs that trade

on the

New York

Stock
Exchange

(symbol:

DRD). The

ADRs are

issued by

The Bank

of New

York Mellon, as

depositary. Each

ADR represents

one ADS

and each ADS
represents

ten of our ordinary

shares. Until

July 23, 2007,

each ADS

represented

one of our ordinary

shares.

The cumulative

preference

shares are

not traded

on any exchange.

There have

been no trading

suspensions

with respect

to our ordinary

shares on the

JSE during the

past three

years ended

June 30, 2022,
nor have there

been any trading

suspensions

with respect

to our ADRs

on the New

York Stock Exchange

since our

listing on that

market.
9B. PLAN OF

DISTRIBUTION
Not applicable.
9C. MARKETS
Nature of Trading Markets

See “Offer and

Listing Details”

above
.
9D. SELLING

SHAREHOLDERS
Not applicable.
9E. DILUTION
Not applicable.
9F. EXPENSES OF THE ISSUE

Not applicable.
ITEM 10. ADDITIONAL

INFORMATION
10A. SHARE CAPITAL
Not applicable.
10B. MEMORANDUM

AND ARTICLES

OF ASSOCIATION
As

of

June 30,

2022,

we

had

authorized for

issuance 1,500,000,000 ordinary

shares of

no

par

value (as

of

September 30,

2022:
1,500,000,000),

and 5,000,000

cumulative

preference

shares of

R0.10 par

value (as

of September

30, 2022:

5,000,000).

On this

date, we

had issued
864,588,711 ordinary shares (as of September 30, 2022:

864,588,711)

and 5,000,000 cumulative preference

shares (as of September 30, 2022:
5,000,000).

Set out below

are brief

summaries

of certain

provisions

of our Memorandum

of Incorporation,

or our

MOI, the

Companies

Act of South
Africa and

the JSE

Listings

Requirements,

all as

in effect

on June

30, 2022

and September

30, 2022.

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

at the 2021

AGM on November

30, 2021 to change

the structure

of the NED

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

30, 2022 and

September

30, 2022, no

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
Not applicable.

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

who are

exempt

from the

dividend tax

which includes

resident

companies

receiving

a dividend

after

the effective

date, being

April 1,

2012.
The Convention

between

the United

States

of America

and the

Republic

of South

Africa for

the Avoidance

of Double

Taxation and the

Prevention
of Fiscal

Evasion with

Respect to

Taxes on Income

and Capital

Gains, or

the Tax Treaty, would limit

the rate

of this tax

with respect

to dividends
paid on ordinary

shares or

ADRs

to a U.S.

resident

(within the

meaning of

the Tax Treaty)

to 5% of

the gross

amount of

the dividends

if such

U.S.
resident is

a company which

holds directly

at least 10%

of our voting

stock and 20%

of the gross

amount of the

dividends

in all other

cases.
The above

provisions

shall not

apply if

the beneficial

owner of

the dividends

is resident

in the

United States,

carries

on business

in South
Africa through a permanent

establishment

situated in South Africa,

or performs in South

Africa independent

personal services

from a fixed base
situated in

South Africa,

and the dividends

are attributable

to such permanent

establishment

or fixed base.

In fiscal years 2022 and 2021, the tax rates for taxable mining income for Ergo was 5% and 25% respectively and for FWGR 31%
for both fiscal periods. The gold mining tax

formula for determining the South African gold mining tax

rate for fiscal years ended 2022

and
2021 is:

Y = 34

– 170/X. Where

Y is the

percentage rate of

tax payable and

X is the

ratio of taxable

income, net of

any qualifying capital
expenditure that bears to

mining income derived, expressed

as a percentage. The

tax rate for non-mining

taxable income is

28% for both

fiscal
years 2022 and 2021.
On February 23, 2022, the Minister of Finance announced that the corporate income tax (“ CIT ”) rate will be lowered from 28% to
27% for companies with years of

assessment commencing on or after April

1, 2022. The mining operations of

the Group accounts for income
tax using the

gold mining tax formula as

opposed to the CIT rate. The

gold mining tax formula was

changed to Y = 33

- 165/X for years of
assessment commencing on or after April 1, 2022.

It was further announced that the lowering of the CIT rate will be implemented alongside additional amendments to broaden the CIT base by limiting interest deductions and assessed losses. Section 23M which limits the deduction of interest

payable to

certain parties

who are

not subject

to tax

was significantly

widened. A

maximum of

R1 million

or 80%

of assessed
losses (whichever is greater) is permitted to be set-off against taxable income.

With effect from April 1, 2014, Section 8F of the

Income Tax Act results

in any amount of interest which is incurred in respect of a
“
hybrid debt

instrument
” is

deemed to

be a

dividend
in specie

declared by

the payor

and received

by the

recipient which

is exempt

from
income tax, as opposed

to interest which is

taxable. The terms of

some of our intercompany

loans cause the affected

loans to be deemed

as
“ hybrid debt instruments
” and the interest thereof

to be deemed to

be an exempt dividend
in specie
. This characterization of

the affected loans
as a “ hybrid debt instrument
” was not impacted by subsequent

amendments

to Section

8F of the

Income Tax Act

that became

effective

in fiscal
year 2017.

U.S. Federal

Income Tax Considerations

The following

is a

summary of

the U.S.

federal income tax

considerations generally applicable to the

U.S. Holder

ownership and
disposition

of ordinary

shares

or ADRs.

Unless

otherwise

indicated,

this discussion

addresses

only U.S.

Holders

who hold

ordinary

shares

or ADRs
as capital

assets (generally,

property held

for investment)

for U.S.

federal

income tax

purposes.

This discussion

is based

upon the

provisions

of the
U.S. Internal

Revenue Code

of 1986,

as amended

(the “Code”),

Treasury regulations

promulgated

thereunder, judicial

decisions,

published

rulings
of the Internal Revenue

Service (the “IRS”),

administrative

pronouncements

and other relevant

authorities,

all as in effect on the date

hereof and
all of which are

subject to differing

interpretations

and change,

possibly on a retroactive

basis. There can

be no assurance

that the IRS would

not
assert, or

that a court

would not sustain,

a position

contrary to

any of the

considerations

discussed herein.

This summary

does not

address U.S.

federal estate, gift

or

other non-income tax

considerations, the alternative minimum tax,

the
Medicare tax on

certain net investment income, or

any state, local

or non-U.S. tax

considerations, relating to the ownership or

disposition of
ordinary shares or ADRs, nor does it

address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light

of their
particular circumstances

or that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal

income tax law
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

“constructive

sale” or other integrated

investment, persons

who acquired the ordinary

shares or ADRs upon the

exercise of
employee stock

options or

otherwise as

compensation, persons whose

functional currency is

not

the U.S.

dollar, or

persons that

actually or
constructively

own ten percent

or more of

the voting power

or value of

our shares).

For purposes

of this discussion,

a “U.S. Holder”

is a beneficial

owner of ordinary

shares or

ADRs that

is, for U.S.

federal income

tax purposes:
●
a citizen

or individual

resident of

the United

States;

●
a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the
United States,

any state

thereof or

the District

of Columbia;

●
an estate

the income

of which is

subject to U.S.

federal income

tax without regard

to its source;

or

●
a trust (i)

if a court within

the United

States is able

to exercise

primary supervision

over the administration

of the trust

and one or more
U.S. persons have

the authority to

control all substantial

decisions of

the trust, or (ii)

if the trust has made

a valid election to

be treated
as a U.S.

person.

If a partnership

(or other entity

or arrangement

treated as a

partnership

for U.S. federal

income tax purposes)

owns any ordinary

shares
or ADRs, the

U.S. federal

income tax treatment

of a partner

in the partnership

will generally

depend on the

status of the

partner and the

activities
of the partnership.

Partnerships

holding any

ordinary shares

or ADRs and their

partners should

consult their

tax advisors

regarding an investment
in ordinary

shares or

ADRs.

U.S.

Holders of

ordinary shares

or

ADRs should

consult their

tax

advisors regarding

the

U.S.

federal income

tax

considerations
applicable to the

ownership and disposition

of ordinary shares

or ADRs in light of their

particular circumstances

as well as any considerations

to
them arising

under the tax

laws of any

foreign, state

or local taxing

jurisdiction.
Distributions

For U.S. federal income

tax purposes, a U.S. Holder of ADRs will

be treated as the owner of the ordinary

shares represented

by such
ADRs. Exchanges

of ordinary

shares for

ADRs and ADRs

for ordinary

shares will

generally not

be subject

to U.S. federal

income tax.

Subject to

the discussion below

under the

heading “Passive Foreign

Investment Company”, the gross

amount of

any distributions
received by a

U.S. Holder on

ordinary shares or ADRs

(including any amounts withheld in

respect of South

African withholding taxes) will
generally be

subject to tax

to the extent paid

out of our current

or accumulated

earnings and

profits, as determined

under U.S. federal

income tax
principles,

and will be includible

in the gross

income of a

U.S. Holder

on the day actually

or constructively

received.

For U.S. federal

income tax
purposes, the gross amount of any distributions

received by a U.S. Holder will generally

equal the dollar value of the sum of the South African
rand payments

made (including

any amounts

withheld in

respect

of South African

withholding

taxes),

determined

at the “spot

rate” on

the date

the
dividend distribution

is includable in such U.S. Holder's

income, regardless of whether

the payment is in fact converted into dollars. Generally,
any gain or loss resulting from currency exchange

fluctuations during the period from the date a U.S. Holder includes the dividend payment in
income to

the date such

holder converts

the payment

into dollars

will

be treated

as ordinary

income or

loss.

Distributions,

if any, in excess

of our current

or accumulated

earnings and

profits will

constitute

a non-taxable

return of capital

and will
be applied

against and

reduce the

U.S. Holder's

basis in the

ordinary shares

or ADRs. To the extent

that distributions

exceed the

U.S. Holder's

tax
basis in the ordinary

shares or ADRs,

as applicable,

the excess generally

will be treated

as capital gain,

subject to the

discussion below

under the
heading “Passive

Foreign Investment

Company”.

We do not intend to calculate

our earnings

or profits for

U.S. federal

income tax purposes.

U.S.
Holders should

therefore

assume that

any distributions

on our ordinary

shares or

ADRs will constitute

dividend income.

An individual

or other

non-corporate

U.S. Holder

may be

subject

to tax

on any

such dividends

at the

lower

capital

gain tax

rate applicable
to “qualified dividend

income,” provided

that certain conditions

are satisfied,

including that (1)

the ordinary shares

or ADSs

are readily tradable
on an established securities

market in the United States,

or we are eligible for the benefits

of a qualifying income

tax treaty, (2) we are neither a
PFIC nor treated as such

with respect to a U.S. Holder

(as discussed below)

for the taxable year in which

the dividend is paid and

the preceding
taxable year, and

(3) certain

holding period

requirements

are met. Dividend

income derived

with respect to

the ordinary shares

or ADRs will not
be eligible

for the dividends

received deduction

generally allowed

to a U.S. corporation.

U.S. Holders

should consult

their tax advisors

regarding
the U.S. federal

income tax

rate that will

be applicable

to their receipt

of any dividends

paid with respect

to the ordinary

shares and

ADRs.

For U.S.

foreign tax

credit purposes,

dividends

received

on ordinary

shares

or ADSs

common shares

will generally

be treated

as income
from foreign sources and will

generally constitute

passive category income.

Subject to certain conditions

and limitations, a U.S. Holder eligible
for the benefits

of an applicable

income tax treaty

may be eligible

to claim a foreign

tax credit

in respect of any

South African

income taxes

paid
or withheld

with respect

to dividends

on ordinary

shares or

ADSs to

the extent

such taxes

are nonrefundable

under the

treaty. Alternatively,

a U.S.
Holder may elect

to deduct such taxes

in computing its taxable

income for U.S. federal

income tax purposes.

A U.S. Holder’s election

to deduct
foreign taxes

instead of

claiming foreign

tax credits

applies to

all creditable

foreign income

taxes paid

or accrued

in the relevant

taxable year. The
rules regarding

foreign tax

credits and

the deductibility

of foreign

taxes are

complex. All

U.S. Holders

should consult

their tax advisors

regarding
the availability

of foreign

tax credits

and the deductibility

of foreign

taxes in

light of their

particular

circumstances.

Passive Foreign

Investment

Company

A non-U.S. corporation, such as our company, will

be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of our gross income for such year, including our pro rata share of the gross income of any

company in which

we are considered

to own 25% or more

of the shares by

value, consists

of certain types

of “passive income”

or
(ii) 50% or more of the value

of our assets

(determined on the

basis of a quarterly

average) during

such year, including

our pro rata share

of the
assets of

any company

in which we

are considered

to own 25%

or more of

the shares

by value, is

attributable

to assets

that produce

or are held

for
the production of

passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the

sale or
exchange

of property

producing

such income

and net

foreign

currency

gains.

Passive

assets

are those

which give

rise to

passive income

and include
assets held

for investment,

as well as

cash, assets

readily convertible

into cash,

and (subject

to certain

exceptions)

working capital.

Our company’s
goodwill and other unbooked

intangibles are

taken into account and may be classified

as active or passive depending

on the income such assets
generate

or are held

to generate.

If we are a PFIC for any

taxable year

during which a U.S.

Holder holds ordinary

shares or ADRs,

the U.S. Holder would

be subject to
special rules

with respect

to any (i) gain

recognized

upon the disposition

of the ordinary

shares or ADRs

and (ii)

receipt of

an excess

distribution
(generally, any distributions

to a U.S. Holder during a taxable year that

is greater than 125% of the average

amount of distributions received

by
such U.S. Holder during the three preceding taxable years in respect of the ordinary shares or ADRs or,

if shorter, such U.S. Holder's holding
period for

the ordinary

shares or

ADRs). Under

these rules:
●
the gain

or excess

distribution

will

be allocated

ratably

over a

U.S. Holder's

holding

period

for the

ordinary

shares

or ADRs,

as applicable;

●
amounts allocated to the taxable

year of the excess distribution

or of the sale or other disposition and to any taxable years in the U.S.
Holder’s holding period

prior to the first taxable

year in which we are classified

as a PFIC (each, a “pre-PFIC year”),

will be taxed as
ordinary income;

●
amounts allocated

to each

prior year

(other than

the current

taxable year

or a pre-PFIC

year) will

be taxed

at the highest

tax rate

in effect

applicable

to the U.S.

Holder for

that year;

and

● such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years
(other than

the current

taxable year

or a pre-PFIC

year).

Although we generally will be treated as a PFIC as to any

U.S. Holder if we are a PFIC for

any year during a U.S. Holder's holding
period, if

we cease

to be a PFIC,

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

of ordinary

shares or ADRs

that are treated

as “marketable

stock” may be

able to avoid

the imposition

of the special

tax
and interest charge described above by making a mark-to-market election.

Pursuant to this election, the U.S. Holder would include in ordinary income or loss for each taxable year an amount equal to the difference between, as of the close of the taxable year, the fair market value of the ordinary shares

or ADRs and

the U.S. Holder's

adjusted tax

basis in such

ordinary shares

or ADRs. Losses

would be allowed

only to the

extent of
net mark-to-market

gain previously

included

by the

U.S. Holder

under the

election

for prior

taxable

years.

If a

U.S. Holder

makes a

mark-to-market
election, then, in any taxable year for which we are classified as a PFIC, tax rules that apply to distributions by corporations that are not PFICs
would apply to distributions

by us (except that the lower applicable capital

gains rate for qualified dividend income

would not apply). If a U.S.
Holder makes a valid

mark-to-market

election and we

subsequently

cease to be classified

as a PFIC, the U.S. Holder

will not be required

to take
into account

the mark-to-market

income or loss

described above

during any period

that we are

not classified

as a PFIC. In

addition, because,

as a
technical

matter, a mark-to-market

election cannot

be made for

any lower-tier

PFICs that we

may own, a U.S.

Holder may

continue to be

subject
to the PFIC rules

with respect

to such U.S. Holder’s

indirect interest

in any investments

held by us that

are treated

as an equity interest

in a PFIC
for U.S.

federal income

tax purposes.

U.S. Holders

should consult

their tax

advisors

with respect

to the application

and effect

of making

the mark-
to-market

election for

their ordinary

shares or

ADRs.

In the case

of a U.S. Holder

who holds ordinary

shares or

ADRs and who

does not make

a mark-to-market

election, the

special tax

and
interest charge

described above

will not apply

if such holder

makes an election

to treat us

as a “qualified

electing fund”

in the first

taxable year

in
which such

holder owns

the ordinary

shares or

ADRs and

if we comply

with certain

reporting

requirements.

However, we

do not intend

to provide
the information

necessary

for U.S. Holders

to make qualified

electing fund

elections.

We believe that

we were

not a

PFIC for

our taxable

year ended

June 30,

2022. There

can be

no assurance

regarding

our PFIC

status for

the current
taxable year or foreseeable

future taxable years,

however, because our PFIC status

is a factual determination

made annually that will

depend, in
part, upon

the composition

of our income

and assets.

The value

of our assets

for purposes

of the asset

test, including

the value

of our goodwill

and
unbooked intangibles,

may be determined

in part by reference

to the market price

of our ordinary shares

or ADRs from time

to time (which may
be volatile). Because we

will generally take

into account our

current market capitalization in estimating the

value of

our goodwill and

other
unbooked

intangibles,

our PFIC

status

for the

current

taxable

year and

foreseeable

future

taxable

years may

be affected

by our

market

capitalization.

The rules relating to PFICs are complex. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to
their investments

in our ordinary

shares or ADRs.
Disposition

of Ordinary

Shares or ADRs

A U.S. Holder

will generally

recognize

gain or loss

on the sale,

exchange, or

other taxable

disposition

of ordinary

shares or

ADRs in an
amount equal

to the difference

between the U.S.

dollar value

of the amount realized

on the disposition

and such holder's

adjusted tax

basis in the
ordinary shares or

ADRs. Subject to

the discussion above

under the heading

“Passive Foreign Investment Company”, such gain

or loss

will
generally be long-term capital gain or loss a

if the U.S. Holder’s holding period in

the ordinary shares or ADRs exceeds one year.

Long-term
capital gains

of individuals

and certain other

non-corporate

U.S. Holders

are generally

eligible for

a reduced rate

of taxation. The

deductibility

of
capital

losses

is subject

to limitations.

Gain

or loss

recognized

by a

U.S. Holder

on the

taxable

disposition

of ordinary

shares

or ADRs

will generally
be treated

as U.S. source

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
of the IRS.

In the event

that an

accrual basis

U.S. Holder

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

During fiscal 2022

we do

not hold

or issue
derivative financial instruments

for speculative purposes, nor did we hedge forward gold

sales.
However, in instances where we need

to incur
medium-term

borrowings

to finance

growth projects

that introduce

some liquidity

risk to

the Group,

we may

mitigate

this liquidity

risk by

entering
into an arrangement

to provide price

protection against

a possible decrease

in the Rand gold price

while borrowings

are in place.

For example in
fiscal 2019

we entered

into a hedging

instrument

in the form

of a collar

in respect

of 50,000 ounces

of gold that

expired at

the end of

May 2019.
Commodity

price risk

The rand market price of gold

has a significant effect

on our results of operations,

our ability and the ability

of our subsidiaries to pay
dividends and

undertake

capital expenditures,

and the market

price of our

ordinary shares

or ADSs. Historically,

rand gold prices

have fluctuated
widely and are

affected by numerous

industry factors

over which we

have no control.

The aggregate

effect of these

factors on the

rand gold price
is impossible

for us to predict.

The rand price

of gold may

not remain

at a level

allowing us

to economically

exploit our

reserves.

It is

our long-term

policy

not to

hedge

this commodity

price

risk. However,

in instances

where

we need

to incur

medium-term

borrowings
to finance growth

projects that introduce

some liquidity risk

to the Group, we may mitigate

this liquidity risk

by entering into an arrangement

to
provide price

protection

against a

possible decrease

in the Rand

gold price

while borrowings

are in place.

Concentration

of credit

risk
Credit risk

is the

risk of

financial

loss to

us if

a customer

or counterparty

to a

financial

instrument

fails to

meet its

contractual

obligations,
and arises

principally

from our trade

and other receivables

from customers
.

The Group manages its exposure to credit risk on cash and cash equivalents and Guardrisk Cell Captive (classified

as investments in
rehabilitation

and other funds

in the statement

of financial

position), mandating

the Guardrisk

Cell Captive

to diversify

the funds across

a number
of major financial

institutions,

as well as

investing funds

in low-risk,

interest-bearing

cash and cash

equivalents.

The Group manages

its exposure

to credit risk

on trade receivables

by selling gold

on a cash on delivery

basis. The Group

manages its
exposure to credit risk

on other

receivables by dealing with

a number

of counterparties, ensuring that these

counterparties are of good

credit
standing

and transacting

on a

secured

or cash

basis where

considered

required.

Receivables

are regularly

monitored

and assessed

for recoverability.
Foreign currency

risk

Our reporting

and functional

currency

is South

African

rand. Although

gold is

sold in

US dollars,

the Company

is obliged

to convert

this
into rands. No

hedges were entered into during fiscal 2022.

We

are thus exposed to

fluctuations in the US dollar/rand exchange rate. Foreign
exchange

fluctuations

affect the

cash flow

that we

will realize

from our

operations

as gold

is sold

in US

dollars,

while production

costs are

incurred
primarily in

rands. Our results

are positively

affected when

the US dollar

strengthens

against the rand

and adversely

affected when the

US dollar
weakens against

the rand. Our

cash and cash

equivalent

balances are

mostly held

in South African

rands.

Liquidity risk - Long-term debt
Set out below is an analysis of our debt as at June 30, 2022 consisting of capital and interest related to lease liabilities. All of our long-term debt is denominated in South African rand.
Interest rate
Total

6.4% - 10.3%
R'm
Repayment period
2023 22.4
2024 15.7
2025 8.4
2026 7.6
2027 3.4
2028 2.1
Total

59.6
Based on our fiscal year 2022 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would
(increase)/decrease our interest expense by R0.5 million.
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

investor
relations

service vendors).

After the

deduction

of other

fees, the

annual reimbursement

for the

year ended

June 30,

2022 amounts

to approximately
$11,721 (June 30, 2021: $51,944, June 30, 2020: $16,237). DRDGOLD is also entitled to a

25% share of the dividend fees which amounts to
approximately

$93,565for the

year ended

June 30, 2022

(June 30,

2021: $65,551,

June 30, 2020:

$nil).

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES

AND DELINQUENCIES

There have

been no material

defaults in the

payment of

principal, interest,

a sinking or purchase

fund installment,

or any other material
defaults with

respect to

any indebtedness

of ours.
ITEM 14. MATERIAL MODIFICATIONS

TO THE RIGHTS OF

SECURITY HOLDERS

AND USE OF PROCEEDS

None
ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure

Controls and

Procedures
As

of

June

30,

2022,

our

management,

with

the

participation

of

our

Chief

Executive

Officer

and

Chief

Financial

Officer

have
evaluated the effectiveness of our

disclosure controls and procedures (as

this term is defined in

Rules 13a-15(e) and 15d-15(e)

of the Exchange
Act).

Our

management,

including

the

Chief

Executive

Officer

and

Chief

Financial

Officer,

concluded

that

our

disclosure

controls

and
procedures were effective as of June 30, 2022.
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

Our

management

assessed

the

effectiveness

of

our

internal

control

over

financial

reporting

as

of

June 30, 2022.

In

making

this
assessment, our

management used

the criteria

set forth

by the
Internal Control

-Integrated Framework

(2013)
issued by

the Committee

of
Sponsoring Organizations of the Treadway Commission (COSO). Based

on our assessment and those criteria,

our management concluded that
as of June 30, 2022 our internal control over financial reporting was effective.

15C. Attestation

Report of the

independent registered

public accounting

firm
The effectiveness of internal control over financial reporting as of June 30, 2022 was audited by KPMG

Inc., independent registered
public accounting firm, as stated in their report on page F-1 of this Form 20-F.
15D. Changes

in Internal

Control Over

Financial Reporting
During the

year ended

June 30,

2022, there

have not

been any

changes in

our internal

control over

financial reporting

that have
materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]
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

ITEM 16B. CODE

OF ETHICS
We have adopted a Code

of Conduct that

applies to all

senior executives including

our Non-Executive Chairman,

the Chief Executive
Officer, Chief Financial Officer, Chief Operating Officer and the Financial Directors and Managing Directors at

our mining operations as well
as

all

other

employees.

The

Code

of

Conduct

can

be

accessed

on

the

Company’s

website

at

the

following

web

address:
www.drdgold.com/about-us/governance.
ITEM 16C. PRINCIPAL ACCOUNTANT

FEES AND SERVICES
KPMG Inc. has served

as our independently

registered

public accountant

for the fiscal years

ended June 30, 2022,

2021 and 2020,

for
which audited

financial

statements

appear in

this Annual

Report. The

Annual General

Meeting elects

the auditors

annually.

The following

table presents

the aggregate

fees for professional

audit services

and other services

rendered by

KPMG Inc.

to us in fiscal
year 2022 and

2021:
Audit Fees
Audit fees billed for the annual audit services engagement,

which are those services that the external auditor reasonably can provide,
include the company

audit; statutory

audits; comfort

letters and consents;

attest services;

and assistance with

and review of documents

filed with
the SEC.
Auditors' remuneration
Year ended

June 30,
2022 2021
R m R m
Audit fees 8.6 9.1
All other fees 0.4 0.7
Total 9.0 9.8
All Other

Fees

The all other fees during fiscal year 2022 consist of the following:
●
R0.2 million with

respect to limited assurance

provided by KPMG on

specified items contained in

our Integrated Report

for fiscal
year 2021; and
●
R0.2 million with

respect to limited assurance

provided by KPMG on

specified items contained in

our Integrated Report

for fiscal
year 2022;

The all other fees during fiscal year 2021 consist of the following:
●
R0.5 million with

respect to limited assurance

provided by KPMG on

specified items contained in

our Integrated Report

for fiscal
year 2020; and
●
R0.2 million with

respect to limited assurance

provided by KPMG on

specified items contained in

our Integrated Report

for fiscal
year 2021

The Audit Committee

is directly responsible

for recommending the

appointment, re-appointment and

removal of the

external auditors
as well

as the

remuneration and

terms of

engagement of

the external

auditors. The

committee pre-approves,

and has pre-approved,

all non-
audit services provided by the external auditors. The Audit Committee considered

all of the

fees mentioned

above and

determined

that such

fees
are compatible

with maintaining

KPMG Inc.’s independence.

ITEM 16D. EXEMPTIONS

FROM THE LISTING

STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES

OF EQUITY SECURITIES

BY THE ISSUER

AND AFFILIATED PURCHASERS

Not applicable
ITEM 16F. CHANGE IN REGISTRANT'S

CERTIFYING ACCOUNTANT
To comply with section

10(1)(a) of

the Auditing

Profession

Act, 26 of

2005, the Independent

Regulatory

Board for Auditors

(“
IRBA ”)
published the

rule on Mandatory

Audit Firm

Rotation (“
MAFR
”) for auditors

of all public

interest

entities, as

defined in section

290.25 to 290.26
of the amended IRBA Code of Professional Conduct for Registered Auditors. An audit firm, including a network firm as defined in the IRBA
Code of

Professional Conduct for

Registered Auditors, shall

not

serve as

the appointed

auditor of

a

public interest

entity for

more than

10
consecutive

financial

years. Thereafter,

the audit

firm will

only be

eligible

for reappointment

as the

auditor after

the expiry

of at

least five

financial
years. The requirement

is effective for financial years

commencing on or after 1 April 2023. On October 20, 2022, BDO South

Africa Inc. was
appointed by DRDGOLD’s Board

of Directors as

the Company’s independent principal accountants for the

fiscal year ending June

30, 2023
(subject to

shareholder

approval), after

a formal tender

process to

appoint a new

independent

registered

public accounting

firm.

KPMG Inc.

(“
KPMG
”) will resign

as independent

principal accountants

of the group

upon completion

of their audit

of the Company’s
consolidated

financial

statements

as of and for

the year

ended June

30, 2022 and

the effectiveness

of internal

control over

financial

reporting as

of
June 30, 2022,

and the issuance

of their report

thereon.

The audit reports

of KPMG on the

Group’s consolidated

financial

statements as

of and for

the years ended

June 30, 2022

and 2021 did
not contain

any

adverse opinion or

disclaimer of opinion,

nor were

they qualified

or

modified as

to uncertainty,

audit scope,

or

accounting
principles.

The audit

reports

of KPMG

on the

effectiveness

of internal

control over

financial

reporting

as of

June 30,

2022 and

2021 did

not contain
any adverse opinion or

disclaimer of opinion, nor

were they qualified or

modified as to

uncertainty, audit scope, or

accounting principles. In
connection with

the

audits of

the

Company’s financial

statements for

each of

the

two

fiscal years

ended June

30,

2022,

there were

(i)

no
disagreements

with KPMG,

as that

term is

used in

Item 16F(a)(1)(iv)

of Form

20-F over

any matters

of accounting

principles

or practices,

financial
statement disclosure,

or auditing scope or procedures, which, if not resolved to the satisfaction of KPMG,

would have caused

KPMG to make
reference

to the matter

in their report

and (ii) there

were no “reportable

events” as

defined in Item

16F(a)(1)(v)

of Form 20-F.

DRDGOLD

has provided

KPMG with

a copy

of the foregoing

disclosure

and has

requested

KPMG to

provide it

with a

letter addressed
to the SEC stating

whether or

not KPMG agrees

with the above

statements.

A copy of such

letter, dated October

28, 2022 is filed

as an exhibit

to
this annual report

on Form 20-F, see “Item 19: Exhibits – 16.1"Letter

from KPMG Inc. to the Securities

and Exchange Commission

regarding a
change in registrant's

certifying accountant”.
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

five non-executive

directors,

all of

whom are

independent

under the

NYSE Listing

Standards

and
the JSE Listing

Requirements,

except for

T.J. Cumming. The Nominations

Committee

is chaired

by the Chairman

of DRDGOLD.

●
The NYSE

Listing Standards require

U.S. listed

companies to

have a

compensation committee composed entirely

of

independent
directors.

The JSE Listing

Requirements

merely require

the appointment

of such a committee

but not that its

members be

independent.
DRDGOLD has appointed

a Remuneration Committee,

currently comprising

five board members,

all of whom are independent

under
both the JSE

Listing Requirements

and the NYSE

Listing Standards,

except for

T.J. Cumming.

ITEM 16H. MINE

SAFETY DISCLOSURES

Not applicable.

ITEM 16I.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III
ITEM 17. FINANCIAL

STATEMENTS
Not applicable.
ITEM 18 FINANCIAL STATEMENTS
The following annual financial statements and related auditor’s report are filed as part of this Annual
Report Page
Report of the Independent Registered Public Accounting Firm

-

KPMG
Firm ID
1025
F‑1
Consolidated statement of profit or loss and other comprehensive income for the years ended June 30, 2022,
2021 and 2020 F-4
Consolidated statement of financial position at June 30, 2022 and 2021 F‑5
Consolidated statement of changes in equity for the years ended June 30, 2022, 2021 and 2020 F‑6
Consolidated statement of cash flows for the years ended June 30, 2022, 2021 and 2020 F‑7
Notes to the consolidated financial statements

F‑8 to F‑44
Note
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

9
Right of use assets and leases 10
Provision for environmental rehabilitation

11
Investment in rehabilitation and other funds 12
Working capital
Cash and cash equivalents

13
Cash generated by operations

14
Trade and other receivables

15
Trade and other payables

16
Inventories

17

Tax
Income tax

18

Income tax expense

18.1
Deferred tax

18.2
Employee matters
Employee benefits

19
Cash-settled tong-term incentive scheme 19.1
Equity settled tong-term incentive scheme 19.2
Transactions with key management personnel 19.3
Capital and equity
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
We

have audited the

accompanying consolidated statements of

financial position of DRDGOLD

Limited and subsidiaries

(the Company) as

of June
30, 2022 and 2021, the

related consolidated statements of profit

or loss and other comprehensive

income, changes in equity,

and cash flows for each
of the

years in

the three-year

period ended

June 30,

2022, and

the related

notes (collectively,

the consolidated

financial statements).

We

also have
audited the

Company’s

internal control

over financial

reporting as

of June

30, 2022,

based on

criteria established

in Internal

Control –

Integrated
Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30,

2022 and 2021,

and the results of

its operations and its

cash flows for

each of the years

in the three-year

period ended June

30, 2022, in
conformity

with International

Financial Reporting

Standards

as issued

by the

International Accounting

Standards

Board. Also

in our

opinion, the
Company maintained,

in all material

respects, effective

internal control over

financial reporting as

of June

30, 2022 based

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

note 11

to the consolidated

financial statements, the

Company has recorded

a provision for

environmental rehabilitation of

R 517.7
million

as

of

June

30,

2022.

The

Company’s

estimates

of

undiscounted

environmental

rehabilitation

costs

used

in

calculating

the

provision

are

determined with the

assistance of an

independent expert and

are based on

the Company’s

environmental management plans

which are developed

in
accordance

with

current

regulatory

requirements,

the

Company’s

life-of-mine

(“LOM”)

plan

(discussed

in

note

9

to

the

consolidated

financial
statements) and the planned method and timing of rehabilitation.

We

identified the evaluation

of the provision

for environmental rehabilitation

as a critical

audit matter.

Subjective auditor judgment

and specialized
skills and knowledge were required to evaluate the Company’s LOM plan, specifically the estimated quantities of economically recoverable gold

and
the estimated rand gold price, that impact the planned method of rehabilitation.

The following are the primary procedures we performed to address this critical audit matter:
●
We

evaluated the design

and tested the

operating effectiveness of

certain internal

controls relating to

the Company’s

process to determine

the
environmental rehabilitation provision. This

included controls related to the

determination of the Company’s

LOM plan, specifically related to
the estimated quantities of economically recoverable gold, and the estimated rand gold price which impact the planned method of rehabilitation;
●
We

involved

environmental rehabilitation

professionals

with

specialized skills

and knowledge,

who assisted

in

evaluating

the

results of

the
Company’s undiscounted estimated environmental costs detailed in the independent environmental expert’s reports. This was performed by:
-
evaluating the objectivity, knowledge, skills and

ability of the Company’s independent

expert by comparing their

professional qualifications,
experience and affiliations against industry norms and obtained an understanding of their scope of work; and

-
evaluating the undiscounted estimated

environmental costs for a

selection of sites by

performing site inspections and

challenging the planned
method of rehabilitation that was determined for each selected site. This was performed by comparing the planned method of rehabilitation to the

approved LOM

plan, confirming

that it

is compliant

with the

environmental management

plans as

approved by

the Department

of
Mineral Resources and Energy, where applicable, aligned with current industry practices and regulatory requirements.
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
selection of

period-to-period movements to

the current

period actual

recovered gold

and increments

or adjustments

to the

data in

the mineral
resources expert’s report as well as assessing these movements considering our knowledge of the Company’s business and the industry; and
●
We

involved

valuation

professionals

with

specialized

skills

and

knowledge,

who

assisted

in

evaluating

the

estimated

rand

gold

price

by
comparing it to an independently developed range of rand gold prices based on analyst reports.
Evaluation of deferred tax liabilities related to the Ergo and FWGR operations
As discussed

in Note

18 to

the consolidated

financial statements,

the Company

has recorded

a deferred

tax liability

of R452

million as

of June

30,
2022, a portion of which

related to the Ergo and

FWGR operations. The deferred tax

liabilities related to the Ergo and

FWGR operations are calculated
by applying a

forecast weighted average tax

rate to the

temporary differences. The

calculation of the

forecast weighted average

tax rate requires the
use of assumptions

and estimates, including

the Company’s life-of-mine (“
LOM
”) plan (as

discussed in note

9 to the

consolidated financial statements)
that is applied to calculate the expected future profitability.
We identified the

valuation of deferred tax liabilities related to the Ergo

and FWGR operations as a critical audit matter.

Subjective auditor judgment
and specialized skills and knowledge were required

to evaluate the expected future profitability, that is based on the LOM plan, which includes certain
key assumptions about the estimated quantities of economically recoverable gold and the estimated rand gold price.
The following are the primary procedures we performed to address this critical audit matter:
●
We

evaluated

the

design

and

tested

operating

effectiveness

of

certain

internal

controls

relating

to

the

Company’s

process

to

develop

the
assumptions and estimates used in

calculating the forecast weighted average tax

rate. This included controls related to

the determination of the
Company’s LOM

plan, specifically related to

the estimated rand gold

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
selection of

period-to-period movements to

the current period

actual recovered gold

and increments or

adjustments to the

data in the

expert’s
report, as well as assessing these movements considering our knowledge of the Company’s business and the industry;

●
We

involved

valuation

professionals

with

specialized

skills

and

knowledge,

who

assisted

in

evaluating

the

estimated

rand

gold

price

by
comparing it to an independently developed range of rand gold prices based on analyst reports;

●
We

evaluated the Company’s

ability to accurately

forecast its expected

future profitability by

comparing the historical

projections of the

rand
gold price and estimated quantities of economically recoverable gold to actual results; and
●
We

performed sensitivity analyses to

assess the impact that

changes in the

estimated rand gold price

and estimated quantities

of economically
recoverable gold could have had on the expected future profitability and resultant calculated forecast weighted average tax rate.
Valuation

of the investment in Rand Refinery Proprietary Limited
As discussed in Note 25

to the consolidated financial statements,

the Company has an

unlisted equity investment in Rand

Refinery Proprietary Limited
(“ RR
”) that

is valued

at R 136.1

million as

of June 30,

2022. The fair

value of

the RR investment

includes the valuation

of the

refining operations
(excluding Prestige Bullion) using a

free cash flow (“
FCF
”) model and the valuation of

RR’s investment in

Prestige Bullion (Prestige) using a finite
life dividend discount (“ DD
”) model.

We identified the valuation of the investment in RR as a critical audit matter. Subjective auditor judgment and specialized skills and knowledge were
required to

evaluate certain

key inputs

used in

the FCF

and DD

models, specifically

the forecasted

average gold

and silver

prices and

the discount
rates, including the weighted average

cost of capital of RR

and cost of equity

for Prestige (“
CoE
”), as well as

the marketability and minority discounts,
applied in the calculation of the total fair value for RR.
The following are the primary procedures we performed to address this critical audit matter:
●
We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to determine the fair value of the investment in

RR. This included controls related

to the determination of the

forecasted average gold and

silver prices, discount rates,
and the marketability and minority discounts;
● We involved valuation professionals with specialized skills and knowledge, who assisted in:
-
evaluating the forecasted

average gold and silver

prices used in the

FCF and DD models

by comparing them to

independent analysts’ reports;
- evaluating the discount rates used by management in the FCF and DD valuation models as well as the marketability and minority discounts by comparing them

against discount rate

ranges and marketability

and minority discounts

that we independently

developed using publicly
available macroeconomic indicators and market data for comparable entities;
-
developing an independent range of fair values, using the independently developed discount rates and the forecasted average gold and silver
prices, and compared our range of fair values to the Company’s calculated fair value for the investment in RR; and
-
performing sensitivity analyses to assess the impact on the calculated fair value of changes to the certain key inputs used in

the FCF and DD
models.

/s/
KPMG Inc.
We have served as the Company’s

auditor since 2003.

Johannesburg, Republic of South Africa
October 28, 2022

CONSOLIDATED STATEMENT

OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
for the year ended June 30, 2022

Amounts in R million Note 2022 2021 2020
Revenue 4
5,118.5
5,269.0
4,185.0
Cost of sales 5.1
(3,741.5)
(3,388.2)
(2,937.9)
Gross profit from operating activities
1,377.0
1,880.8
1,247.1
Other income 5.2
91.3
0.1
0.7
Administration expenses and other costs 5.3
(161.2)
(64.0)
(309.9)
Results from operating activities
1,307.1
1,816.9
937.9
Finance income 6
225.8
216.2
109.8
Finance expense 7
(74.8)
(69.5)
(68.8)
Profit before tax
1,458.1
1,963.6
978.9
Income tax 18.1
(334.3)
(523.7)
(343.9)
Profit for the year
1,123.8
1,439.9
635.0
Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax
Net fair value adjustment on equity investments at fair value through other comprehensive income
(9.1)
(34.4)
190.6
Fair value adjustment on equity investments at fair value through other comprehensive income 25
(15.7)
(28.2)
191.8
Deferred tax thereon 18.2
6.6
(6.2)
(1.2)
Total other comprehensive income for the year
(9.1)
(34.4)
190.6
Total comprehensive income for the year
1,114.7
1,405.5
825.6
Earnings per share
Basic earnings per share (SA cents per share) 8
131.2
168.4
82.5
Diluted basic earnings per share (SA cents per share) 8
130.6
167.2
81.0
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT

OF FINANCIAL POSITION
at June 30, 2022

Amounts in R million Note 2022 2021
ASSETS
Non-current assets
4,001.2
3,675.3
Property, plant and equipment 9
3,084.1
2,809.7
Investments in rehabilitation and other funds 1 12
710.8
652.2
Payments made under protest 24
40.4
40.5
Other investments 25
151.4
167.1
Deferred tax asset 18.2
14.5
5.8
Current assets
3,077.0
2,672.7
Inventories 17
389.3
340.0
Current tax receivable
12.6
8.6
Trade and other receivables 15
149.5
144.1
Cash and cash equivalents 13
2,525.6
2,180.0
TOTAL ASSETS
7,078.2
6,348.0
EQUITY AND LIABILITIES
Equity
5,439.9
4,820.4
Stated share capital 21.1
6,173.3
6,157.9
Retained earnings
(733.4)
(1,337.5)
Non-current liabilities
1,012.8
996.1
Provision for environmental rehabilitation 11
517.7
570.8
Deferred tax liability 18.2
451.9
377.1
Liability for post-retirement medical benefits
10.4
10.3
Lease liabilities 10.2
32.8
37.9
Current liabilities
625.5
531.5
Trade and other payables 16
598.4
509.8
Current portion of lease liabilities 10.2
19.5
16.9
Current tax liability
7.6
4.8
TOTAL LIABILITIES
1,638.3
1,527.6
TOTAL EQUITY AND LIABILITIES
7,078.2
6,348.0
1
Description of

the financial

statement caption

has changed

as it

now includes

funds other

than rehabilitation.

See note

12 for

more
detail.
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
for the year ended June 30, 2022

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
(453.6)
453.6
-
Dividend on ordinary shares 21.2
(565.1)
(565.1)
Equity settled share-based payment 19.2
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
Equity settled share-based payment 19.2
16.0
16.0
Total contributions and distributions
-
-
(625.3)
(625.3)
Balance at June 30, 2021
6,157.9
-
(1,337.5)
4,820.4
Total comprehensive income
Profit for the year
1,123.8
1,123.8
Other comprehensive income
(9.1)
(9.1)
Total comprehensive income - -
1,114.7
1,114.7
Transactions with the owners of the parent
Contributions and distributions
Dividend on ordinary shares 21.2
(513.6)
(513.6)
Treasury shares disposed of for the vesting of the equity-settled share-based payment 21.1, 19.2
15.4
(15.4)
-
Equity settled share-based payment 19.2
18.4
18.4
Total contributions and distributions
15.4
-
(510.6)
(495.2)
Balance at June 30, 2022 21.1
6,173.3
-
(733.4)
5,439.9
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT

OF CASH FLOWS
for the year ended June 30, 2022

Amounts in R million Note 2022 2021 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations 14
1,585.6
1,851.0
1,309.6
Finance income received
111.1
105.9
63.8
Dividends received
71.5
76.1
4.3
Finance expenses paid
(7.7)
(7.5)
(8.7)
Income tax paid
(262.7)
(452.1)
(240.1)
Net cash inflow from operating activities
1,497.8
1,573.4
1,128.9
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment
(584.1)
(395.7)
(181.1)
Environmental rehabilitation payments to reduce decommissioning liabilities 11
(25.4)
(51.0)
(22.1)
Proceeds on disposal of property, plant and equipment
12.2
0.1
0.7
Investment in other funds 12
(28.9)
-
-
Net cash outflow from investing activities
(626.2)
(446.6)
(202.5)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of ordinary shares 21.1
-
-
1,085.6
Share issue expenses
-
-
(0.5)
Dividends paid on ordinary shares
(513.3)
(640.9)
(564.5)
Initial fees incurred on facility
-
(1.0)
-
Repayment of lease liabilities 10.2
(19.7)
(11.6)
(11.4)
Net cash (outflow)/inflow from financing activities
(533.0)
(653.5)
509.2
NET INCREASE IN CASH AND CASH EQUIVALENTS
338.6
473.3
1,435.6
Impact of fluctuations in exchange rate on cash held in foreign currencies
7.0
(8.4)
-
Cash and cash equivalents at the beginning of the year
2,180.0
1,715.1
279.5
CASH AND CASH EQUIVALENTS AT

THE END OF THE YEAR
13
2,525.6
2,180.0
1,715.1
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended June 30, 2022

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
Potgieter Road, Cycad House, Building 17, Ground Floor,

Weltevreden Park, 1709.
The DRDGOLD Group

is
50.1
% held by

Sibanye Gold Limited,

which in turn

is a wholly

owned subsidiary of
Sibanye Stillwater
Limited

(“
Sibanye-Stillwater ”).
Basis of accounting
The

consolidated

financial

statements

have

been

prepared

in

accordance

with

International

Financial

Reporting

Standards
(“ IFRS
”)

and

its

interpretations

issued

by

the

International

Accounting

Standards

Board

(“
IASB
”).

The

consolidated

financial
statements were approved by the board for issuance on October 28, 2022.
Functional and presentation currency
The functional and presentation currency of

DRDGOLD and its subsidiaries is

South African rand (“
Rand
”). The amounts in

these
consolidated financial statements

are rounded to

the nearest million

unless stated otherwise.

Significant exchange rates

during
the year are set out in the table below:
South African rand / US dollar 2022 2021 2020
Spot rate at year end
16.27
14.27
17.32
Average prevailing rate for the financial year
15.21
15.40
15.66
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

OTHER INVESTMENTS
NOTE 26

CONTINGENCIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

3

NEW STANDARDS,

AMENDMENTS TO STANDARDS

AND INTERPRETATIONS
New standards, amendments to standards and interpretations effective for the year ended June 30, 2022
During the financial year,

there were no new and revised

accounting standards, amendments to standards and

new interpretation
adopted by the Group.
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

IFRS
Standards, the International Accounting Standards
Board (“ IASB ”) has issued the
Annual Improvements to

IFRS Standards 2018–2020.
These are not

expected to have

a significant
impact on the Group.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) (Effective July 1, 2022)
The IASB has amended IAS

16
Property, Plant and Equipment
to provide guidance on

the accounting for such

sale proceeds and
the related production costs.
Under the amendments, proceeds from selling items before the related item of property, plant and equipment (“
PPE ”) is available
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

The amendment is
not expected to have a significant impact on the Group.
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

The amendment

is not

expected to
have a significant impact on the Group.

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

and a

deferred tax

liability for

temporary differences

arising on

initial recognition

of a

lease and

a decommissioning
provision. The amendment is not expected to have a significant impact on the Group.
Classification

of

liabilities

as

current

or

non-current

(Amendments

to

IAS

1
Presentation

of

Financial

Statements
)
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
Classification of debt may change
A company

classifies a

liability as

non-current if

it has

a right

to defer

settlement for

at least

twelve months

after the

reporting
period. The IASB

has now clarified that

a right to defer

exists only if

the company complies with

conditions specified in

the loan
agreement at the end of the reporting period, even

if the lender does not test compliance until a

later date. The amendment is not
expected to have a significant impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

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
Management

has

commenced

an

evaluation

to

assess

the

impact

the

amendment

will

have

on

the

Group

from

a

disclosure
perspective. More detail will be disclosed in future financial statements.
4

REVENUE
ACCOUNTING POLICIES
Revenue comprises the sale of gold bullion and silver bullion (produced as a by-product).

Up to April

11,

2022 revenue is

measured based on the

consideration specified in a

contract with the

customer, which

is based
on the London Bullion

Market fixing price

on the date when

the Group transfers

control over the

goods to the

customer. The Group
recognises revenue at a point in time when Rand Refinery Proprietary Limited (“ Rand Refinery ”), acting as an agent for the sale of all gold

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

Subsequent to April

11,

2022 revenue is

measured based on

the consideration specified

in a contract

with the customer,

being
South African

bullion banks.

The consideration

is based

on the

gold price

derived on

the gold

market on

the day

a contract

is
entered into with

the customer.

The Group recognises

revenue at a

point in time

when the Group

transfers the gold

bullion and
silver bullion to the bullion bank and the sale price is fixed, as evidenced by deal confirmations.
It is at this point that the customer obtains control of the gold bullion or silver bullion, which is the settlement date specified in the contract. At this point that the revenue can be measured reliably and the recovery of the consideration is probable. The customer
is contract

ually obliged

to make

payment

to the

Group on

the same

day that

the Group

settles

the contract

and therefore

no
significant financing component exists.
Amounts in R million 2022 2021 2020
Gold revenue
5,110.7
5,263.8
4,179.3
Silver revenue
7.8
5.2
5.7
Total

revenue
5,118.5
5,269.0
4,185.0
A disaggregation of revenue by operating segment is presented in note 23 OPERATING SEGMENTS.
MARKET RISK
Commodity price sensitivity
The Group's profitability

and the cash

flows are significantly affected

by changes in

the market price of

gold which is sold

in US
Dollars. The Group did not enter into any hedging arrangements during the year.

A change of
20
% in the average US Dollar gold price received during the financial year would have increased/(decreased) equity
and profit/(loss)

by the

amounts shown

below.

This analysis

assumes that

all other

variables remain

constant and

specifically
excludes the impact on income tax.
Amounts in R million 2022 2021 2020
20
% increase in the US Dollar gold price
1,023.7
1,053.8
837.0
20
% decrease in the US Dollar gold price
(1,023.7)
(1,053.8)
(837.0)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

REVENUE
continued
Exchange rate sensitivity
The Group's profitability and the cash flows

are significantly affected by changes in the Rand

to the US Dollar exchange rate. The
Group did not enter into any hedging arrangements during the year.
A

change

of
20
%

in

the

average

Rand

to

US

Dollar

exchange

rate

received

during

the

financial

year

would

have
increased/(decreased) equity and profit/(loss)

by the amounts shown

below. This analysis assumes that

all other variables

remain
constant and specifically excludes the impact on income tax.
Amounts in R million 2022 2021 2020
20
% increase in the Rand to US Dollar exchange rate
1,023.7
1,053.8
837.0
20
% decrease in the Rand to US Dollar exchange rate
(1,023.7)
(1,053.8)
(837.0)
5

RESULTS FROM

OPERATING

ACTIVITIES
5.1

COST OF SALES
Amounts in R million Note 2022 2021 2020
Cost of sales
(3,741.5)
(3,388.2)
(2,937.9)
Operating costs (a)
(3,506.5)
(3,122.5)
(2,692.1)
Movement in gold in process and finished inventories - Gold Bullion
30.4
(25.6)
3.1
Depreciation

9
(267.6)
(252.5)
(270.8)
Change in estimate of environmental rehabilitation 11
2.2
12.4
21.9
(a) The most significant components of operating costs include:
Consumable stores
(1,014.9)
(880.2)
(801.0)
Labour including short term incentives
(649.6)
(598.4)
(573.0)
Electricity
(547.3)
(488.2)
(420.9)
Specialist service providers
(610.2)
(510.7)
(447.5)
Machine hire
(139.0)
(127.4)
(95.2)
Security expenses
(133.0)
(122.8)
(87.8)
Water
(54.2)
(57.1)
(47.0)
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
10
% of the smelting costs.

Rand Refinery,

up to April 10,

2022, performed the final

refinement and marketing of

all gold and silver

produced by the Group.
As consideration for

this service, Rand

Refinery receives a

variable refining fee

plus fixed marketing

and administration fees.

From
April 11, 2022, Rand Refinery only performs the final refinement and administration of the gold bars delivered. As a result of this, the marketing fee was

no longer incurred by

the Group. Rand Refinery

is a related party

to the Group through

Sibanye-Stillwater’s
shareholding in Rand Refinery.

All transactions and

outstanding balances with related

parties are to be

settled in cash within

30 days of

the invoice date. None
of the balances

are secured. No

expense has been

recognised in the

current year as

a credit loss

allowance in respect

of amounts
charged to related parties.
Amounts in R million 2022 2021 2020
Services rendered by related parties and included in operating costs:
Supply of water and electricity
1
79.2
68.1
50.0
Gold smelting and related charges
1
19.1
21.1
19.8
Other charges
1
0.3
0.7
1.6
Charges to Sibanye-Stillwater
2
-
-
(0.2)
Gold refining and related charges
3
6.9
6.8
4.9
105.5
96.7
76.1
1

Paid to Sibanye-Stillwater by FWGR
2

Miscellaneous charges to Sibanye-Stillwater
3

Paid to Rand Refinery

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

RESULTS FROM

OPERATING

ACTIVITIES
continued
5.2

OTHER INCOME
ACCOUNTING POLICIES
Other income is

recognised where it

is probable that

the economic benefits

associated with a

transaction will flow

to the Group
and it can be reliably measured.
Other income is generally income earned from transactions outside the course of the Group’s ordinary activities and may include
COVID-19 and other insurance payouts, gains on disposal of

property, plant and equipment and gains on financial instruments at fair value through profit or loss.
Amounts in R million 2022 2021 2020
Gain on disposal of property, plant and equipment
6.6
0.1
0.7
Insurance claim (a)
84.7
-
-
91.3
0.1
0.7
(a) Insurance claim
During the 2020 financial year, a complex insurance claim process was initiated for business interruption caused by the regulatory lockdowns pursuant to the COVID-19 pandemic. Of the R
84.7

million included in other
income in profit and loss during the year, R
53.0

million was received before
June 30, 2022. R
31.7

million was received subsequent to year end.
84.7
-
-
5.3

ADMINISTRATION

EXPENSES AND OTHER COSTS
Amounts in R million Note 2022 2021 2020
Included in administration expenses and other costs are the following:
Share based payment (expenses)/benefit
(18.4)
28.3
(224.1)
Cash settled Long-Term

Incentive ("
CLTI ") scheme 19.1
-
44.3
(218.1)
Equity settled Long-Term

Incentive ("
ELTI ") scheme 19.2
(18.4)
(16.0)
(6.0)
Exploration expenses and transaction costs 1
(15.2)
(3.1)
(1.4)
Other costs and administration expenses
2
(52.8)
(39.7)
(28.3)
1 Includes exploration expenses of R8.2 million paid to Sibanye-Stillwater for FY 2022.

2
Other costs and administration expenses are made

of short-term incentives and information technology

costs.
6

FINANCE INCOME
ACCOUNTING POLICY
Finance income includes interest received, growth in cash and cash equivalents in environmental rehabilitation trust funds,

growth
in investment in Guardrisk, growth in

the reimbursive right for environmental rehabilitation guarantees, dividends received and the
unwinding of the Payments made under protest and foreign exchange gains.
Amounts in R million Note 2022 2021 2020
Interest on financial assets measured at amortised cost 13
111.8
108.7
63.1
Growth in cash and cash equivalents in environmental rehabilitation trust funds 12
14.8
22.5
33.3
Growth in reimbursive right for environmental rehabilitation guarantees 12
1.8
3.7
5.2
Growth in investment in Guardrisk 12
13.1
-
-
Dividends received 25
71.5
76.1
4.3
Unwinding of Payments made under protest
24
5.8
4.8
3.9
Unrealised foreign exchange gain
7.0
-
-
Other finance income
-
0.4
-
225.8
216.2
109.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

FINANCE EXPENSE
ACCOUNTING POLICY
Finance expenses

comprise interest

payable on

financial instruments

measured at

amortised cost

calculated using

the effective
interest method, unwinding of the provision for environmental rehabilitation, interest on lease liabilities, the discount recognised on
Payments made under protest and foreign exchange losses.
Amounts in R million Note 2022 2021 2020
Interest on financial liabilities measured at amortised cost
(2.6)
(2.3)
(2.0)
Unwinding of provision for environmental rehabilitation 11
(45.0)
(44.7)
(52.0)
Discount recognised on Payments made under protest 24
(21.1)
(7.4)
(7.1)
Interest on lease liabilities 10.2
(4.2)
(4.5)
(5.1)
Unrealised foreign exchange loss
-
(8.4)
-
Other finance expenses
(1.9)
(2.2)
(2.6)
(74.8)
(69.5)
(68.8)
8

EARNINGS PER SHARE
Amounts in R million 2022 2021 2020
The calculations of basic and diluted earnings per ordinary share are based on the following:
Profit for the year
1,123.8
1,439.9
635.0
Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares 2022 2021 2020
Weighted average number of ordinary shares in issue adjusted for treasury shares
856,760,797
855,113,791
769,941,874
Effect of Sibanye-Stillwater Option
-
-
9,464,684
Effect of equity-settled share-based payment
4,203,336
5,935,215
4,283,001
Diluted weighted average number of ordinary shares
860,964,133
861,049,006
783,689,559
SA cents per share 2022 2021 2020
Basic earnings per share
131.2
168.4
82.5
Diluted basic earnings per share
130.6
167.2
81.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

PROPERTY,

PLANT AND EQUIPMENT
SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES
Mineral reserves and resources estimates
The Group is required to determine and report

mineral reserves and resources in accordance with the

South African Code for the
Reporting

of

Exploration

Results,

Mineral

Resources

and Mineral

Reserves

(“
SAMREC Code
”).

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

independent

mineral
reserves and resources experts.
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
for the year ended June 30, 2022

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
Exploration

assets

consists

of

costs

of

acquiring

rights,

activities

associated

with

converting

a

mineral

resource

to

a

mineral
reserve - the

process thereof includes

drilling, sampling and other

processes necessary to evaluate

the technical feasibility

and
commercial viability of a mineral

resource to prove whether a mineral

reserve exists. Exploration assets also

include geological,
geochemical and

geophysical studies

associated with

prospective projects

and tangible

assets which

comprise property,

plant
and equipment used

for exploratory activities. Costs

are capitalised to

the extent that

they are a directly

attributable exploration
expenditure and classified

as a separate class

of assets on a

project by project basis.

Once a mineral

reserve is determined or
the project

ready for

development, the

asset attributable

to the

mineral reserve

or project

is assessed

for impairment

and then
reclassified to the appropriate

class of assets. Depreciation

commences when the assets

are available for use.
Exploration and
evaluation expenses prior to acquiring rights to explore is recognised in profit or loss.
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
two

(2021:
three ; 2020: four ) and
19
years (2021:
13
; 2020:
13
) years for Ergo mining

assets and between
two

(2021:
three ; 2020: four ) and
20

years (2021:
18
; 2020:
20
) years for FWGR mining assets.
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

(“
CGUs
”).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

PROPERTY,

PLANT AND EQUIPMENT
continued
Amounts in R million Note
Mine plant
facilities and
equipment
Mine
property and
development
Exploration
assets Total
June 30, 2022
Cost
2,733.9
2,419.6
14.2
5,167.7
Balance at the beginning of the year
2,604.3
2,154.0
110.5
4,868.8
Additions - property, plant and equipment owned
291.4
301.2
5.8
598.4
Additions - right-of-use assets 10.1
6.0
9.9
-
15.9
Lease modifications 10.1
-
1.2
-
1.2
Lease derecognitions 10.1
(1.6)
-
-
(1.6)
Disposals and scrapping
(185.3)
(61.6)
(0.9)
(247.8)
Change in estimate of decommissioning asset 11
(46.3)
(20.9)
-
(67.2)
Transfers between classes of property,

plant and

equipment
65.4
35.8
(101.2)
-
Accumulated depreciation and impairment
(1,017.0)
(1,056.9)
(9.7)
(2,083.6)
Balance at the beginning of the year
(1,074.0)
(975.4)
(9.7)
(2,059.1)
Depreciation 5.1
(125.1)
(142.5)
-
(267.6)
Lease derecognitions
1.6
-
-
1.6
Disposals and scrapping
180.5
61.0
-
241.5
Carrying value at end of the year
1,716.9
1,362.7
4.5
3,084.1
Comprising:
Property, plant and equipment owned
1,698.7
1,333.2
4.5
3,036.4
Right-of-use assets 10.1
18.2
29.5
-
47.7
Carrying value at end of the year
1,716.9
1,362.7
4.5
3,084.1
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
(133.4)
-
(188.1)
Change in estimate of decommissioning asset 11
14.9
14.2
(2.7)
26.4
Transfers between classes of property,

plant and

equipment
187.2
10.6
(197.8)
-
Accumulated depreciation and impairment
(1,074.0)
(975.4)
(9.7)
(2,059.1)
Balance at the beginning of the year
(1,017.5)
(968.5)
(9.7)
(1,995.7)
Depreciation 5.1
(112.2)
(140.3)
-
(252.5)
Lease derecognitions
1.0
-
-
1.0
Disposals and scrapping
54.7
133.4
-
188.1
Carrying value at end of the year
1,530.3
1,178.6
100.8
2,809.7
Comprising:
Property, plant and equipment owned
1,509.7
1,150.1
100.8
2,760.6
Right-of-use assets 10.1
20.6
28.5
-
49.1
Carrying value at end of the year
1,530.3
1,178.6
100.8
2,809.7
CONTRACTUAL COMMITMENTS
Contractual commitments not provided for in the consolidated financial statements at June 30, 2022 amounted to R
235.9

million
(2021: R
65.5

million).
Capital expenditure related to

material growth projects are

financed on a project-by-project

basis which may include

bank facilities
and existing cash

resources. Sustaining capital

expenditure is financed

from cash generated

from operations and

existing cash
resources.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

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

The right of use asset

is subsequently depreciated using the

straight-line method from the commencement

date to the earlier of
the end of the useful life of the right of use asset or the end of the lease term. The right of use asset carrying value is allocated to the CGU it belongs to

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
June 30, 2022
Cost
31.2
58.4
89.6
Opening balance
26.8
47.3
74.1
Additions
6.0
9.9
15.9
Lease modifications
-
1.2
1.2
Lease derecognitions
(1.6)
-
(1.6)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

Accumulated depreciation
(13.0)
(28.9)
(41.9)
Opening balance
(6.2)
(18.8)
(25.0)
Depreciation
(8.4)
(10.1)
(18.5)
Lease derecognitions
1.6
-
1.6
Carrying value
18.2
29.5
47.7
June 30, 2021
Cost
26.8
47.3
74.1
Opening balance
11.1
45.0
56.1
Additions
16.7
-
16.7
Lease modifications
-
2.3
2.3
Lease derecognitions
(1.0)
-
(1.0)
Accumulated depreciation
(6.2)
(18.8)
(25.0)
Opening balance
(2.9)
(8.3)
(11.2)
Depreciation
(4.3)
(10.5)
(14.8)
Lease derecognitions
1.0
-
1.0
Carrying value
20.6
28.5
49.1
10.2

LEASE LIABILITIES
Amounts in R million Note 2022 2021
Reconciliation of the lease liabilities balance:
Balance at the beginning of the year
54.8
47.1
New leases 9
15.9
16.7
Lease modifications 9
1.2
2.3
Interest charge on lease liabilities 7
4.2
4.5
Repayment of lease liabilities
(19.7)
(11.6)
Interest repaid
(4.1)
(4.2)
Balance at the end of the year
52.3
54.8
Current portion of lease liabilities
(19.5)
(16.9)
Non-current lease liabilities
32.8
37.9
Maturity analysis of undiscounted contractual cash flows:
Less than a year
22.4
20.5
One to five years
35.1
42.0
More than 5 years
2.1
1.3
Total

undiscounted lease liabilities at the end of the year
59.6
63.8
Lease payments not recognised as a liability but expensed during the year:
Short-term leases
(2.5)
(1.4)
Leases of low value assets

(8.6)
(7.7)
Cash flows included in cash generated from operating activities
(11.1)
(9.1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

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
An average nominal discount rate ranging

between
10.2
% and
10.3
% (2021: between
8.9
% and
9.0
%), average inflation rate of
5.5
% (2021:
5.2
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
The present value

of environmental rehabilitation

costs relating to

the production of

inventories and sites

without related assets
(restoration liabilities) as well as changes

therein are expensed as incurred and

presented as operating costs within cost

of sales.
Cash costs incurred

to rehabilitate these

disturbances are presented

as operating activities

in the statement

of cash flows.

The
cost of ongoing rehabilitation is recognised in profit or loss as incurred.
Amounts in R million Note 2022 2021
Opening balance

570.8
568.9
Unwinding of provision 7
45.0
44.7
Change in estimate of environmental rehabilitation recognised in profit or loss 5.1
(2.2)
(12.4)
Change in estimate of environmental rehabilitation recognised to decommissioning asset (a) 9
(67.2)
26.4
Environmental rehabilitation payments (b)
(28.7)
(56.8)
To

reduce decommissioning liabilities
(25.4)
(51.0)
To

reduce restoration liabilities
14
(3.3)
(5.8)
Closing balance
517.7
570.8
Environmental rehabilitation payments to reduce the liability
(28.7)
(56.8)
Ongoing rehabilitation expenditure

1
23
(31.6)
(48.3)
Total

cash spent on environmental rehabilitation
(60.3)
(105.1)
1

The Group also performs ongoing environmental rehabilitation arising from its current activities concurrently with production.

These costs do
not represent a reduction of the above liability and

are expensed as operating costs
(a)
Change in estimate of environmental rehabilitation recognised to decommissioning asset
During the

current year,

updates were

made

to the

Ergo life

of mine,

resulting in

the inclusion

of the

Daggafontein TSF

as a
Mineral Reserve on

a planned basis

increasing the life

of mine. During

the current year,

updates were also

made to the FWGR
life of mine, changing the expected timing of environmental rehabilitation cash outflows.
(b)

Environmental rehabilitation payments
38ha of

the Brakpan/Withok

TSF,

3ha of

the Daggafontein

TSF and

17ha of

the Driefontein

4 TSF

were vegetated

during the
year.
GROSS COST TO REHABILITATE
The

Group

estimates

that,

based

on

the

life

of

mine

plan

and

current

environmental

and

regulatory

requirements,

the

total
undiscounted rehabilitation cost is approximately R
815.1

million (2021: R
742.2

million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

INVESTMENTS IN REHABILITATION

AND OTHER FUNDS
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
Reimbursive right for environmental rehabilitation guarantees (“old environmental rehabilitation policy”)
Funds held in the cell captive that secure the environmental rehabilitation guarantees issued are recognised as a right to receive a reimbursement and are

measured at the

lower of the

amount of the

consolidated environmental rehabilitation liability

recognised
and the consolidated fair value of the fund assets.
Changes in the carrying value

of the fund assets, other

than those resulting from contributions and

payments, are recognised in
finance income.
The

funds

held

in

the

cell

captive

under

the

old

environmental

rehabilitation

policy

are

for

the

sole

use

of

material

future
environmental rehabilitation payments and are therefore included in non-current assets.
Investments in Guardrisk Cell Captive
Funds invested in the Guardrisk

Cell Captive, held within

Guardrisk Insurance Company Limited

(“
GICL ”) or “ Guardrisk ” are non-
derivative financial assets categorised as financial assets

measured at fair value through profit

and loss as the funds are invested
by Guardrisk in liquid money market

funds.

These assets are initially measured

at fair value and subsequent

changes in fair value
are recognised

in profit

or loss

as they

arise and

included in

finance income.

The investments

in GICL

are for

the sole

use of
environmental financial guarantees, Directors’ and Officers’ insurance and other insurance requirements.
The investment in the

Guardrisk Cell Captive is

for the sole

use as determined in

the insurance policies and

are therefore included
in non-current assets.
Investment in Guardrisk Cell Captive – Funding of environmental rehabilitation activities (refer note 11)
During the current year

the Group made a

decision to change its

method of providing for

environmental rehabilitation from

funding
in

a

specific

rehabilitation

trust

to

financial

guarantees

which

is

an

allowed

method

in

terms

of

the

National

Environmental
Management

Act. A

new

ring-fenced policy

related

to the

funds

was concluded.

In

this

regard,

the rehabilitation

trust directly
transferred a total amount of R
579.5

million to the new ring-fenced policy with GICL in terms of which, GICL issued rehabilitation financial guarantees. The new ring-fenced policy has replaced the old environmental rehabilitation policy which lapsed during the
year. The funds are

ring-fenced for the sole objective of future rehabilitation during and at the end of the relevant life of mine. All
the required approvals for the change in method and transfer of the rehabilitation trust funds were obtained from the Department of Mineral Resources

and Energy (“
DMRE
”) and a

thorough consideration of

tax and legal

impacts were completed

prior to the
funds being transferred to GICL.

Environmental

rehabilitation

payments

to

reduce

the

environmental

rehabilitation

obligations

and

ongoing

rehabilitation
expenditure are mostly funded by cash generated from operations.

GICL has guarantees

in issue amounting

to R
614.0

million (2021: R
430.1

million) to the DMRE

on behalf of DRDGOLD

related
to

the

environmental

obligations.

The

funds

for

environmental

rehabilitation

in

the

cell

captive

serve

as

collateral

for

these
guarantees.
Investment in Guardrisk Cell Captive – Directors’ and Officers’ insurance
During

the current

year premiums

were paid

into the

Guardrisk Cell

Captive for

the creation

of self-insurance

for the

Group’s
Directors and Officers.
Investment in Guardrisk Cell Captive – Other funds
These are existing

funds within the cell

captive which were previously

part of the old

environmental rehabilitation policy held

for
purposes of obtaining environmental rehabilitation guarantees. The policy came to an end during the financial year, but the funds
remained within the cell captive for future insurance applications.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

INVESTMENTS IN REHABILITATION

AND OTHER FUNDS
continued
Amounts in R million Note 2022 2021
Cash and cash equivalents in environmental rehabilitation trust funds
-
564.7

Opening balance
564.7
542.2

Transfer to Investment in Guardrisk Cell Captive
(579.5)
-

Growth
6
14.8
22.5
Reimbursive right for environmental rehabilitation guarantees
-
87.5

Opening balance
87.5
83.8

Lapsing of old environmental rehabilitation policy retained in Guardrisk Cell Captive
(89.3)
-

Growth
6
1.8
3.7
Investment in Guardrisk Cell Captive (a)
710.8
-

Opening balance
-
-

Transfer to Guardrisk cell captive
668.8
-

Contributions
28.9
-

Growth
6
13.1
-
Investments in rehabilitation and other funds
710.8
652.2
(a) Investment in Guardrisk Cell Captive
The investment in the cell captive is allocated as follows:

710.8
-

Environmental rehabilitation
589.8
-

Directors’ and Officers’ insurance
29.5
-

Other funds
91.5
-
CREDIT RISK
The Group

is exposed

to credit

risk on

the total

carrying value

of the

investments held

in the

environmental rehabilitation

trust
funds and the Guardrisk Cell Captive.
The Group manages its exposure to credit risk

by mandating the Guardrisk Cell Captive to diversify

the funds across a number of
major financial institutions, as well as investing funds in low-risk, interest-bearing cash and cash equivalents.
MARKET RISK
Interest rate risk
A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/(loss)
by the amounts shown below. This analysis assumes that all other variables, in particular the balance of the funds, remain constant. The analysis excludes income tax.
Amounts in R million 2022 2021
100
bp increase
7.1
5.6
100
bp (decrease)
(7.1)
(5.6)
FAIR VALUE

OF FINANCIAL INSTRUMENTS
The fair

value of

investment in

Guardrisk Cell

Captive approximate

their carrying

value due

to the

short-term maturities

of the
underlying funds invested by Guardrisk
.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

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
Amounts in R million Note 2022 2021
Cash on hand
113.2
100.5
Access deposits and income funds

1
2,401.7
2,069.2
Restricted cash

2
10.7
10.3
2,525.6
2,180.0
Interest earned on cash and cash equivalents 6
111.8
108.7
1
These consist of access deposit notes and conservatively

managed income funds that are diversified

across the major financial institutions in
South Africa.
At reporting date all of these instruments had

same day or next day liquidity and effective

annualised yields of between
5.38
% and
6.38
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
Impairment

on

cash

and

cash

equivalents,

if

any,

are

measured

on

a

12-month

expected

loss

basis

and

reflects

the

short
maturities of the

exposures. The Group considers

that its cash

and cash equivalents

have low credit

risk based on

the external
credit ratings of the counterparties.
MARKET RISK
Interest rate risk
A change of
100

basis points (bp) in the interest rates would have

increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis is performed on the average balance of cash and cash equivalents for the year and assumes that all
other variables remain constant. The analysis excludes income tax
.
Amounts in R million 2022 2021
100
bp increase
23.5
19.5
100
bp (decrease)
(23.5)
(19.5)
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
Figures in USD million 2022 2021
Foreign denominated cash at 30 June
3.4
3.4
A
10
% strengthening of the Rand against the US Dollar at 30 June would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant.
Amounts in R million 2022 2021
Strengthening of the Rand against the US Dollar
(5.5)
(4.9)
Weakening of the Rand against the US Dollar
5.5
4.9
FAIR VALUE

OF FINANCIAL INSTRUMENTS
The fair value of cash and cash equivalents approximates their carrying value due to their short-term maturities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

CASH GENERATED

FROM OPERATIONS
Amounts in R million Note 2022 2021 2020
Profit for the year
1,123.8
1,439.9
635.0
Adjusted for
Income tax 18.1
334.3
523.7
343.9
Depreciation

9
267.6
252.5
270.8
Movement in gold in process and finished inventories - Gold Bullion 5.1
(30.4)
25.6
(3.1)
Change in estimate of environmental rehabilitation 11
(2.2)
(12.4)
(21.9)
Environmental rehabilitation payments to reduce the restoration liabilities 11
(3.3)
(5.8)
(8.1)
Share-based payment expense/(benefit) 5.3
18.4
(28.3)
224.1
Gain on disposal of property, plant and equipment 5.2
(6.6)
(0.1)
(0.7)
Insurance claim receivable 5.2
(31.7)
-
-
Finance income 6
(225.8)
(216.2)
(109.8)
Finance expense 7
74.8
69.5
68.8
Other non-cash items
3.8
(2.5)
2.6
Operating cash flows before other changes
1,522.7
2,045.9
1,401.6
Changes in
62.9
(194.9)
(92.0)
Trade and other receivables
25.7
6.9
(79.0)
Consumable stores and stockpiles
(18.9)
(44.7)
(26.4)
Payments made under protest 24
(15.2)
(8.1)
(10.6)
Trade and other payables
71.3
(149.0)

1
24.0

1
Cash generated from operations
1,585.6
1,851.0
1,309.6

1
Includes settlement of cash-settled long-term incentives

for 2021: R
183.3

million, 2020: R
41.5

million.
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

(“
ECLs ”).
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
Trade receivables

relate to gold

sold to the bullion

banks. Settlement is

usually received on the

gold sold date. Previously

trade
receivables related to gold sold on the bullion market by Rand Refinery in its capacity as an agent for the Group. Settlement was usually received two working days

from gold sold date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

TRADE AND OTHER RECEIVABLES

continued
Amounts in R million 2022 2021
Trade receivables
-
56.5
Value Added Tax
75.1
50.2
Other receivables

1
57.4
21.2
Prepayments
19.2
17.4
Allowance for impairment
(2.2)
(1.2)
149.5
144.1
1 Other receivables includes the outstanding COVID-19

insurance claim amount of R
31.7

million (refer to note 5.2) which was received
subsequent to year end.
CREDIT RISK
The

Group is

exposed to

credit risk

on the

total carrying

value of

its trade

receivables and

other receivables

excluding Value
Added Tax

and prepayments.
The

Group

manages

its

exposure

to

credit

risk

on

trade

receivables

by

selling

gold

on

a

cash

on

delivery

basis.

The

Group
manages its

exposure to

credit risk

on other

receivables by

establishing a

maximum payment

period of
30

days, and

ensuring
that counterparties

are of

good credit

standing and

transacting on

a secured

or cash

basis where

considered necessary.

The
majority of other

receivables, excluding the COVID-19

insurance claim, comprises balances

with counterparties who have

been
transacting

with

the

Group

for

over
5 years

and

in

some

of

these

cases,

the

counterparties

are

also

suppliers

of

the

Group.
Receivables are regularly monitored and assessed for recoverability.
The balances of counterparties who have been assessed as being credit impaired at reporting date are as follows:
2022 2021
Amounts in R million
Non-credit
impaired
Credit
impaired
Non-credit
impaired
Credit
impaired
Trade receivables
-
-
56.5
-
Other receivables
55.2
2.2
20.0
1.2
55.2
2.2
76.5
1.2
Loss allowance -
(2.2)
-
(1.2)
Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:
Amounts in R million 2022 2021
Balance at the beginning of the year
(1.2)
(2.6)
Credit loss allowance/impairments recognised included in operating costs
(1.1)
(0.2)
Credit loss allowance/impairments reversed included in operating costs
0.1
1.3
Credit loss allowance written off against related receivable
-
0.3
Balance at the end of the year
(2.2)
(1.2)
MARKET RISK
Interest rate risk
Trade and other receivables do not earn interest and are therefore not subject to interest rate risk.
Foreign currency risk
Gold is

sold at

spot rates

and is

denominated in

US Dollars.

Gold sales

are therefore

exposed to

fluctuations in

the US

Dollar/South
African Rand

exchange rate.

All foreign

currency transactions

entered into

during the

year ended

June 30,

2022 were

at spot
rates and no foreign exchange rate hedges are entered into. From April 11, 2022, The USD to be received from bullion sales are sold on the same date as the

respective bullion sale to settle in ZAR to

the Group. Prior to April 11,

2022, Rand Refinery,

acting
as an agent for the Group, sold the USD received from bullion sales on the same date as the respective bullion sale. As a result, trade receivables are not exposed to fluctuations in the US Dollar/South African Rand exchange rate.
FAIR VALUE

OF FINANCIAL INSTRUMENTS
The fair value of trade and other receivables approximate their carrying value due to their short-term maturities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

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
Amounts in R million Note 2022 2021
Trade payables and accruals
429.1
352.9
Value Added Tax
0.2
4.5
Accrued leave pay
55.7
53.2
Accrual for short term performance based incentives
87.5
74.2
Payroll accruals
25.9
25.0
598.4
509.8
Interest relating to trade payables and accruals included in profit or loss
(1.8)
(1.8)
RELATED PARTY

BALANCES
Trade payables and accruals include the following amounts payable to related parties:
Sibanye-Stillwater
25.8
12.0
Rand Refinery
-
0.6
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
Consumable stores

are stated

at cost

less allowances

for obsolescence.

Cost of

consumable stores

and stockpile

material is
based on

the weighted

average cost

principle and

includes expenditure

incurred in

acquiring inventories

and bringing

them to
their existing location and condition.
Net realisable value

is the estimated

selling price in

the ordinary course

of business, less

the estimated cost

of completion and
selling expenses.
Amounts in R million 2022 2021
Consumable stores
197.5
177.6
Ore stockpile
51.9
52.9
Gold in process
75.1
59.6
Finished inventories - Gold Bullion
64.8
49.9
Total inventories
389.3
340.0
Inventory carried at net realisable value includes:
Gold in process
8.5
-
Finished inventories - Gold Bullion
7.9
-
Write down to net realisable value included in movement in gold in process and finished stock
(2.7)
-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

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

2022 of
approximately R
18.7

million (2021: R
14.2

million; 2020: R
10.3

million).
The assessment of the probability that future taxable

profits will be available against which the tax losses

and unredeemed capital
expenditure can be

utilised requires the

use of assumptions

and estimates and

are inherently uncertain

and could change

materially
over time.
Capital expenditure

is assessed

by the

South African

Revenue Service

(“
SARS
”) when

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
Deferred tax related

to gold mining

income is measured

at a forecast

weighted average tax

rate that is

expected to be

applied to
temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. The calculation of
the forecast weighted average

tax rate requires the

use of assumptions and estimates,

including the Group’s life-of-mine

plan (as
discussed in note 9 to the consolidated financial statements) that is applied to calculate the expected future profitability.
Current tax on

gold mining income

for the periods

presented was determined

based on a

formula: Y =

34 - 170/X

where Y is

the
percentage rate

of tax

payable and

X is

the ratio

of taxable

income, net

of any

qualifying capital

expenditure that

bears to

gold
mining income derived, expressed as a percentage. Non-mining income, which consists primarily of interest accrued, is taxed at a
standard rate of
28
% for the periods presented.
All mining capital expenditure is deducted

in the year it is incurred

to the extent that it does not

result in an assessed loss. Capital
expenditure not deducted from mining income is carried forward as unutilised capital allowances to be deducted from future mining
income.
Amendment in the corporate income tax rate and mining tax rate formula and broadening the tax base
On February

23, 2022 the

Minister of

Finance announced in

his budget speech

that the corporate

income tax

(“
CIT
”) rate will

be
lowered from
28
% to
27
% for companies with years of assessment commencing on

or after April 1, 2022. The mining operations of
the Group accounts for income tax using the gold mining tax formula as opposed to the CIT rate. The gold mining tax formula was
changed to Y

= 33 -

165/X for years

of assessment commencing

on or after

April 1, 2022.

It was further

announced that the

lowering
of the CIT rate will

be implemented alongside additional amendments to

broaden the CIT base by

limiting interest deductions and
assessed

losses.

Section

23M

which

limits

the

deduction

of

interest

payable

to

certain

parties

who

are

not

subject

to

tax

was
significantly widened. A maximum of R
1

million or
80
% of assessed losses (whichever is greater) is permitted to be set-off against taxable income.

The

deferred

tax

assets

and

liabilities

for

the

Group

have

been

calculated

taking

into

account

the

above

changes

as

they

are
effective for the financial year and year of assessment commencing July 1, 2022.
Deferred

tax is

recognised using

the gold

mining tax

formula to

calculate a

forecast

weighted average

tax rate

considering

the
expected timing of the

reversal of temporary differences.

The formula is calculated

as: Y = 33

– 165/X where Y

is the percentage
rate of tax

payable and X

is the

ratio of taxable

income, net of

any qualifying capital

expenditure that bears

to mining income

derived,
expressed as a percentage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

INCOME TAX
continued
Amendment in the corporate income tax rate and mining tax rate formula and broadening the tax base continued
Due to

the forecast

weighted average

tax rate

being based on

the expected

future profitability,

the tax

rate can

vary significantly
year-on-year and can move contrary to current year financial performance.

The forecast

weighted average

deferred tax

rate of

Ergo has

decreased from
25
% to
22
% as

a result

of the

change in

the gold
mining tax

formula and increase

in the life

of mine and

increases in operating

costs. The forecast

weighted average deferred

tax
rate of FWGR has decreased from
30
% to
29
% as a result of the change in the gold mining tax formula.

18.1

INCOME TAX EXPENSE
Amounts in R million 2022 2021 2020
Current tax
(261.6)
(423.7)
(263.2)
Mining tax
(250.2)
(423.7)
(263.2)
Non-Mining, company and capital gains tax
(11.4)
-
-
Deferred tax
(72.7)
(100.0)
(80.7)
Deferred tax charge - Mining tax
(119.9)
(104.0)
(59.1)
Deferred tax charge - Non-mining, company and capital gains tax
1.6
(19.1)
(2.1)
Deferred tax rate adjustment
45.6
-
(20.7)
Recognition of previously unrecognised tax losses
0.4
7.8
-
(Derecognition of previously recognised)/Recognition of previously unrecognised tax losses of a capital nature
-
(1.2)
1.2
(Derecognition of previously recognised)/Recognition of previously unrecognised deductible temporary differences
(0.4)
16.5
-
(334.3)
(523.7)
(343.9)
Tax reconciliation
Major items causing the Group's income tax expense to differ from the statutory rate were:
Tax

on net profit before tax at the South African corporate tax rate of
28
%
(408.3)
(549.9)
(274.1)
Rate adjustment to reflect the actual realised company tax rates applying the gold mining formula
36.4
3.7
(0.9)
Deferred tax rate adjustment (a)
45.6
-
(20.7)
Depreciation of property, plant and equipment exempt from deferred tax on initial recognition (b)
(22.2)
(21.2)
(21.4)
Non-deductible expenditure (c)

(7.3)
(6.2)
(7.9)
Exempt income and other non-taxable income (d)
19.0
22.8
2.4
(Derecognition of previously recognised)/Recognition of previously unrecognised deductible temporary differences
(0.4)
16.5
-
(Derecognition of previously recognised)Recognition of previously unrecognised tax losses of a capital nature
-
(1.2)
1.2
Utilisation of tax losses for which deferred tax assets were previously unrecognised
0.4
7.8
-
Current year tax losses for which no deferred tax was recognised
(1.4)
(0.1)
(23.5)
Other items
3.6
3.3
0.4
Tax

incentives
0.3
0.8
0.6
Income tax
(334.3)
(523.7)
(343.9)
(a) Deferred tax rate adjustment

Ergo’s forecast weighted average deferred tax rate decreased to
22
% (2021: remained unchanged at
25
%; 2020: increased from
22
% to
25
% due to an increase in forecast taxable income of Ergo).
FWGR’s forecast weighted average deferred tax rate decreased to
29
% (2021 and 2020: remained unchanged at
30
%).
(b) Depreciation of property, plant and equipment exempt from deferred tax on initial recognition
Depreciation of R
72.1

million (2021: R
68.7

million; 2020: R
73.2

million) on the

fair value of

FWGR’s property, plant and equipment
that was exempt from deferred tax on initial recognition in terms of IAS 12 Income Taxes .
(c) Non-deductible expenditure
The most significant non-deductible expenditure incurred by the Group during the year includes:

●
R
21.1

million discount recognised on Payments made under protest (2021: R
7.4

million; 2020: R
7.1

million);
●

R
17.8

million expenditure

not incurred

in generation

of taxable

income or

capital in

nature (2021:

R
17.0

million; 2020:

R
2.7
million);

and
●

R
5.8

million net operating

cost related to

Ergo Business Development

Academy Not for

Profit Company that

is not deductible
as it is exempt from income tax (2021: R nil ; 2020: R
14.6

million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

INCOME TAX
continued
18.1

INCOME TAX EXPENSE
continued
(d) Exempt income and other non-taxable income
The most significant exempt income earned by the Group during the year includes:

●

R
71.5

million dividends received (2021: R
76.1

million; 2020: R
4.3

million);
●

R
5.8

million unwinding recognised on Payments made under protest (2021: R
4.8

million; 2020: R
4.0

million); and
●

R
nil

net operating

income related

to Ergo

Business Development

Academy Not

for Profit Company

that is

not taxable

as it

is
exempt from income

tax (2021: R
1.0

million; 2020 Ergo

Business Development Academy

Not for Profit

Company incurred net
operating cost that is not deductible as it is exempt from income tax) – refer to (c) non-deductible expenditure.
18.2

DEFERRED TAX
Amounts in R million 2022 2021
Included in the statement of financial position as follows:
Deferred tax assets
14.5
5.8
Deferred tax liabilities
(451.9)
(377.1)
Net deferred tax liabilities
(437.4)
(371.3)
Reconciliation of the deferred tax balance:
Balance at the beginning of the year
(371.3)
(265.1)
Recognised in profit or loss
(72.7)
(100.0)
Recognised in other comprehensive income
6.6
(6.2)
Balance at the end of the year
(437.4)
(371.3)
The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:
Amounts in R million 2022 2021
Deferred tax liabilities
Property, plant and equipment (excluding unredeemed capital allowances)
(537.6)
(494.4)
Environmental rehabilitation obligation funds
(63.3)
(60.2)
Other investments
(0.9)
(7.4)
Gross deferred tax liabilities
(601.8)
(562.0)
Deferred tax assets
Environmental rehabilitation obligation
105.6
124.5
Other provisions
49.3
46.7
Other temporary differences

1
4.6
14.3
Estimated tax losses
4.1
4.1
Estimated unredeemed capital allowances
0.8
1.1
Gross deferred tax assets
164.4
190.7
Net deferred tax liabilities
(437.4)
(371.3)
1

Includes the temporary differences on the lease liability
Deferred tax assets have not been recognised in respect of the following:
Amounts in R million 2022 2021
Estimated tax losses
18.1
16.7
Estimated tax losses - Capital nature
313.6
325.2
Unredeemed capital expenditure
252.0
253.3
Deferred tax

assets for

tax losses,

unredeemed capital

expenditure and

capital losses

have not

been recognised

where future
taxable profits against

which these can

be utilised are

not anticipated. These

do not have

an expiry date.

A maximum of

R
1

million
or
80

% of assessed losses (whichever is greater) is permitted to be set-off per year against taxable income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

19

EMPLOYEE BENEFITS
ACCOUNTING POLICIES
Cash settled share-based payments (“outgoing long-term incentive” or “CLTI”)
Cash settled

share-based payments

are measured

at fair

value and

remeasured at

each reporting

date to

reflect the

potential
outflow of

cash resources

to settle

the liability,

with a

corresponding adjustment

in profit

or loss.

Vesting

assumptions for

non-
market conditions are reviewed at each reporting date to ensure they reflect current expectations.
Equity settled share-based payments (“new long-term incentive” or “ELTI”)
The grant date fair

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

Rnil and will vest in 3

tranches:
20
%,
30
% and
50
% on the 3
rd,

4
th

and
5 th

anniversaries respectively, subject to individual service and performance conditions being met; and
•

The phantom shares will be settled at the 7 day volume weighted average price ("
VWAP ") of the DRDGOLD share.
The last

tranche of

the November

2015 grant

vested and

was fully

settled on

November 5,

2020. The

outgoing LTI

scheme is
replaced by a new equity settled long-term incentive scheme (refer note 19.2).
Amounts in R million Note 2022 2021
Movements in the total liability for long-term incentive scheme is as follows:
Opening balance
-
227.6
Share-based payment (benefit)/expense - CLTI scheme 5.3
-
(44.3)
Vested and paid
-
(183.3)
Liability for CLTI scheme at the end of the year
-
-
Reconciliation of outstanding phantom shares 2022 2021
Weighted Weighted
average average
Shares price Shares price
Number R per share Number R per share
Opening balance
-
9,845,638
Vested and paid
-
-
(9,845,638)
18.62
Closing balance
-
-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

EMPLOYEE BENEFITS
continued
19.2

EQUITY SETTLED LONG-TERM INCENTIVE SCHEME

(“new LTI scheme”

or “ELTI scheme”)
Amounts in R million 2022 2021 2020
Share-based payment expense - ELTI scheme
18.4
16.0
6.0
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
Capital (“ WACC
”):

•

50
% of the performance shares are linked to this condition; and
•

all of these performance shares will vest if DRDGOLD’s TSR exceeds the hurdle rate over the vesting period

TSR measured

against a

peer group

of 3

peers (Sibanye-Stillwater,

Harmony Gold

Mining Company

Limited and

Pan-African
Resources Limited):

•

50
% of the performance shares are linked to this condition; and
•

The number of

performance shares which vest

is based on

DRDGOLD’s actual TSR

performance in relation to

percentiles of
peer group’s performance as follows:
Percentile of peers
% of performance shares
vesting
< 25th percentile
-
%
25th to < 50th percentile
25
%
50th to < 75th percentile
75
%
≥ 75th percentile
100
%
Reconciliation of the number of conditional shares 2022 2021
Shares
Number
Weighted
average price

R per share
Shares
Number
Weighted
average price

R per share
Opening balance
7,840,620
5,860,760
Granted
October 22, 2020 -
1,979,860
October 20, 2021
3,508,232
-
Vested
(2,862,654)
14.02
-
-
Forfeited
(892,528)
-
Closing balance
7,593,670
7,840,620
Vesting on
7,593,670
7,840,620
December 2, 2021
-
2,930,380
December 2, 2022
2,715,604
2,930,380
October 22, 2023
1,666,778
1,979,860
October 20, 2024
3,211,288
-
Fair value
The weighted average fair value of the performance and retention shares at grant date were determined using the Monte Carlo simulation pricing model applying the following key inputs:
Grant date October 20, 2021 October 22, 2020 December 2, 2019
Vesting date October 20, 2024 October 22, 2023 December 2, 2022
Weighted average fair value of 80% performance shares

1
7.34
10.49
4.12
Weighted average fair value of 20% retention shares
12.32
18.67
5.49
Expected term (years)
3
3
3
Grant date share price of a DRDGOLD share
13.55
19.43
6.15
Expected dividend yield
3.15
%
1.33
%
3.81
%
Expected volatility

2
60.20
%
63.07
%
53.80
%
Expected risk free rate
5.78
%
3.82
%
6.80
%
1

The performance conditions are included in the

measurement of the grant date fair value as they

are classified as market-based performance
conditions

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

2

Expected volatility has been based on an evaluation

of the historical volatility of DRDGOLD’s share price,

commensurate with the expected
term of the options

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

19.3

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Interests in contracts
None

of

the

directors,

officers

or

major

shareholders

of

DRDGOLD or,

to

the

knowledge

of

DRDGOLD’s

management,

their
families, had any interest, direct or indirect, in any transaction entered into during the year ended June 30, 2022 or the preceding
financial years, or in any proposed

transaction which has affected or will

materially affect DRDGOLD or its subsidiaries other

than
disclosed in these financial statements. None of the directors or officers of DRDGOLD or any associate of such director or officer is currently or has been at any time during the past financial year materially indebted to DRDGOLD.
Key management personnel remuneration
Amounts in R million Note 2022 2021 2020
- Board fees paid
7.8
7.6
6.2
- Salaries paid
82.5
75.5
67.3
- Short term incentives relating to this cycle
84.1
73.8
63.6
- Market value of long-term incentives vested and transferred 19.2
40.1
-
-
- Long term incentives paid during the cycle 19.1
-
183.3
41.5
214.5
340.2
178.6
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

30, 2022

and June

30, 2021

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
.

The

initial

and

amended

RCF

permits

a

consolidated

debt

ratio

(net

debt

to

adjusted

EBITDA)

of

no

more

than
2:1

and

a
consolidated interest coverage ratio

(net interest to adjusted

EBITDA) of no less

than
4:1

calculated on a twelve-month

rolling
basis respectively. Management monitors

the covenant ratio

levels to ensure

compliance with the

covenants, as well

as maintain
sufficient facilities to ensure satisfactory liquidity for the Group. The covenant ratios were not breached as at or during the year ended June 30, 2022 or June 30, 2021.
The amendment

included the

reduction of

the initial

interest rate

margin of
3.25
% to
2.75
%. A

pledge and

cession of

DRDGOLD’s
shares in

and shareholder

claims against

Ergo Mining

Proprietary Limited

and Far

West Gold

Recoveries Proprietary

limited
remains

in

place

as

security

for

the

RCF.
The

amended

RCF

does

not

include

any

commitment

towards

the

guarantee

to
Ekurhuleni Local Municipality.
No amounts

were drawn

under this

facility as

at June

30, 2022.

Pursuant to

the Group

having started

to evaluate

its funding
structure for its expanded budgeted capital expenditure programme in future years, a decision was made to not renew the RCF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

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
Preference shareholders participate only to the

extent of the face value of the

shares. Holders of preference shares do not

have
the right to participate in any additional dividends declared for ordinary shareholders. These shares do not have voting rights.
Amounts in R million 2022 2021 2020
Authorised share capital
1,500,000,000
, (2021 and 2020:
1,500,000,000
) ordinary shares of
no

par value
5,000,000

(2021 and 2020:
5,000,000
) cumulative preference shares of
10

cents each
0.5
0.5
0.5
Issued share capital
864,588,711

(2021 and 2020:
864,588,711
) ordinary shares of
no

par value
6,208.4
6,208.4
6,208.4
6,612,266

(2021 and 2020:
9,474,920
) treasury shares held within the Group (a)
(35.6)
(51.0)
(51.0)
5,000,000

(2021 and 2020:
5,000,000
) cumulative preference shares of 10 cents each
0.5
0.5
0.5
6,173.3
6,157.9
6,157.9
RELATED PARTY

RELATIONSHIPS AND TRANSACTIONS
(a)

Treasury shares
Shares

in

DRDGOLD Limited

are

held

in treasury

by

Ergo Mining

Operations Proprietary

Limited

("
EMO ").
No

shares were
acquired in the market during

the year ended June 30,

2022, the year ended June

30, 2021 or the

year ended June 30, 2020

.
During

the

year

ended

June

30,

2022
2,862,654

shares

were

used

to

settle

the

equity settled

share-based

payment,

at
nil
cashflow

to

the

Group.

R
15.4

million,

representing

the

average

cost

of

the

treasury

shares

used

to

settle

the

share

based
payment, was transferred to retained earnings.
21.2

DIVIDENDS
Amounts in R million 2022 2021 2020
Dividends paid during the year net of treasury shares:
Final dividend declared relating to prior year:
40

SA cents per share (2021:
35

SA cents
per share; 2020:
20

SA cents per share)
342.0
299.3
137.5
First interim dividend:
20

SA cents per share (2021:
40

SA cents per share; 2020:
25

SA
cents per share)
171.6
342.0
213.8
Second interim dividend nil SA cents per share (2021: nil SA cents per share; 2020:
25
SA cents per share)
-
-
213.8
Total
513.6
641.3
565.1
After June 30, 2022, a dividend of
40

cents per qualifying share amounting to R
342.0

million was approved by the directors as
a final dividend for the year ended June 30, 2022. The

dividend has not been provided as at June 30, 2022 and does not have
any tax impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

INTEREST IN SUBSIDIARIES
ACCOUNTING POLICIES
Significant subsidiaries

of the Group

are those subsidiaries

with the most

significant contribution to

the Group's profit

or loss or
assets.
Ergo Mining

Proprietary Limited

(“
Ergo
”) and

Far West

Gold Recoveries

Proprietary Limited

(“
FWGR
”) are

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
(“ CODM
”) reviews

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

of
these amounts

is the

segment operating

profit or

loss. Therefore,

segment operating

profit has

been disclosed

as the

primary
measure of profit or loss. The CODM also considers the additions to property, plant and equipment.
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
FWGR

is a surface

gold retreatment operation

and treats old

slime dams in

the West

Rand goldfields. Phase

1, which entailed
the reconfiguration of the Driefontein 2 plant and relevant infrastructure to process tailings from the Driefontein 5 slimes dam and
deposit residues on the Driefontein 4 Tailings

Storage Facility, was commissioned on April 1, 2019.
Corporate office

and other

reconciling items

(collectively referred

to as
"Other reconciling

items"
) represent

the items

to
reconcile

to

consolidated

financial

statements.

This

does

not

represent

a

separate

segment

as

it

does

not

generate

mining
revenue.

Note condensed during the current year. Changes also affected on comparatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

23 OPERATING SEGMENTS

continued
Other
2022 reconciling
Amounts in R million Ergo FWGR items

Total
Revenue (External)
3,704.9
1,413.6
-
5,118.5
Cash operating costs
(3,009.8)
(454.0)
-
(3,463.8)
Movement in gold in process and finished inventories - Gold Bullion
35.2
(4.8)
-
30.4
Segment operating profit
730.3
954.8
-
1,685.1
Additions to property, plant and equipment
(436.2)
(162.2)
-
(598.4)
Reconciliation of segment operating profit to profit after tax
Segment operating profit
730.3
954.8
-
1,685.1
Depreciation

(134.5)
(131.6)
(1.5)
(267.6)
Change in estimate of environmental rehabilitation recognised in profit or loss
2.3
-
(0.1)
2.2
Ongoing rehabilitation expenditure
(30.1)
(1.5)
-
(31.6)
Care and maintenance
-
-
(5.9)
(5.9)
Other operating costs
(4.9)
(0.2)
(0.1)
(5.2)
Other income
70.1
21.2
-
91.3
Administration expenses and other costs
(7.7)
(13.8)
(139.7)
(161.2)
Finance income
22.4
19.0
184.4
225.8
Finance expense
(58.8)
(10.8)
(5.2)
(74.8)
Current tax
(12.9)
(237.3)
(11.4)
(261.6)
Deferred tax
(45.3)
(29.6)
2.2
(72.7)
Profit after tax
530.9
570.2
22.7
1,123.8
Reconciliation of cost of sales to cash operating costs

Cost of sales

(3,141.8)
(592.1)
(7.6)
(3,741.5)
Depreciation

134.5
131.6
1.5
267.6
Change in estimate of environmental rehabilitation recognised in profit or loss
(2.3)
-
0.1
(2.2)
Movement in gold in process and finished inventories - Gold Bullion
(35.2)
4.8
-
(30.4)
Ongoing rehabilitation expenditure
30.1
1.5
-
31.6
Care and maintenance
-
-
5.9
5.9
Other operating costs
4.9
0.2
0.1
5.2
Cash operating costs
(3,009.8)
(454.0)
-
(3,463.8)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

23 OPERATING SEGMENTS

continued
Other
2021 reconciling
Amounts in R million Ergo FWGR items

Total
Revenue (External)
3,943.0
1,326.0
-
5,269.0
Cash operating costs
(2,666.5)
(406.2)
-
(3,072.7)
Movement in gold in process and finished inventories - Gold Bullion
(31.9)
6.3
-
(25.6)
Segment operating profit
1,244.6
926.1
-
2,170.7
Additions to property, plant and equipment
(250.9)
(143.3)
(1.5)
(395.7)
Reconciliation of segment operating profit to profit after tax
Segment operating profit
1,244.6
926.1
-
2,170.7
Depreciation

(135.6)
(115.6)
(1.3)
(252.5)
Change in estimate of environmental rehabilitation recognised in profit or loss
7.2
-
5.2
12.4
Ongoing rehabilitation expenditure
(46.6)
(1.7)
-
(48.3)
Care and maintenance
-
-
(3.9)
(3.9)
Other operating expenses
2.4
-
-
2.4
Other income
0.1
-
-
0.1
Administration expenses and other costs
15.0
1.8
(80.8)
(64.0)
Finance income
21.0
17.2
178.0
216.2
Finance expense
(45.8)
(9.8)
(13.9)
(69.5)
Current tax
(196.1)
(227.6)
-
(423.7)
Deferred tax
(66.6)
(37.4)
4.0
(100.0)
Profit after tax
799.6
553.0
87.3
1,439.9
Reconciliation of cost of sales to cash operating costs
Cost of sales
(2,871.0)
(517.2)
-
(3,388.2)
Depreciation
135.6
115.6
1.3
252.5
Change in estimate of environmental rehabilitation recognised in profit or loss
(7.2)
-
(5.2)
(12.4)
Movement in gold in process and finished inventories - Gold Bullion
31.9
(6.3)
-
25.6
Ongoing rehabilitation expenditure
46.6
1.7
-
48.3
Care and maintenance
-
-
3.9
3.9
Other operating income
(2.4)
-
-
(2.4)
Cash operating costs
(2,666.5)
(406.2)
-
(3,072.7)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

23 OPERATING SEGMENTS

continued
Other
2020 reconciling
Amounts in R million Ergo FWGR items

Total
Revenue (External)
3,064.3
1,120.7
-
4,185.0
Cash operating costs
(2,274.0)
(352.0)
-
(2,626.0)
Movement in gold in process and finished inventories - Gold Bullion
1.8
1.3
-
3.1
Segment operating profit
792.1
770.0
-
1,562.1
Additions to property, plant and equipment
(114.4)
(68.0)
(0.3)
(182.7)
Reconciliation of segment operating profit to profit after tax
Segment operating profit
792.1
770.0
-
1,562.1
Depreciation

(150.4)
(119.6)
(0.8)
(270.8)
Change in estimate of environmental rehabilitation recognised in profit or loss
19.1
2.1
0.7
21.9
Ongoing rehabilitation expenditure
(22.3)
(2.0)
-
(24.3)
Care and maintenance
-
-
(11.1)
(11.1)
Other operating expenses
(27.6)
(3.1)
-
(30.7)
Other income
0.7
-
-
0.7
Administration expenses and other costs
(131.6)
(20.7)
(157.6)
(309.9)
Finance income
28.9
28.1
52.8
109.8
Finance expense
(48.8)
(14.3)
(5.7)
(68.8)
Current tax
(145.8)
(117.4)
-
(263.2)
Deferred tax
6.6
(86.5)
(0.8)
(80.7)
Profit after tax
320.9
436.6
(122.5)
635.0
Reconciliation of cost of sales to cash operating costs
Cost of sales
(2,453.4)
(473.3)
(11.2)
(2,937.9)
Depreciation
150.4
119.6
0.8
270.8
Change in estimate of environmental rehabilitation recognised in profit or loss
(19.1)
(2.1)
(0.7)
(21.9)
Movement in gold in process and finished inventories - Gold Bullion
(1.8)
(1.3)
-
(3.1)
Ongoing rehabilitation expenditure
22.3
2.0
-
24.3
Care and maintenance
-
-
11.1
11.1
Other operating costs
27.6
3.1
-
30.7
Cash operating costs
(2,274.0)
(352.0)
-
(2,626.0)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

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

Assets
) (“ IFRIC Agenda Decision
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
•

the

Group

therefore

retains

a

right

to

recover

the

payments

from

the

City

of

Ekurhuleni

Metropolitan

Municipality
(“ Municipality ”) if the Group is successful in the Main Application (as defined below);
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
ACCOUNTING POLICIES
Payments made under protest
Recognition and measurement
The

payment

made

under

protest

asset

that

arises

from

the

Municipality

Electricity

Tariff

Dispute

is

initially

measured

at

a
discounted amount, and any

difference between the face

value of payments made under

protest and the discounted

amount on
initial recognition is recognised in profit or loss

as a finance expense. Subsequent to initial recognition,

the payments made under
protest is measured using the effective interest method to unwind the discounted amount to the original face value less any write downs for recovery. Unwinding of the carrying value and changes in the discount period are recognised in finance income.
Assessment of recoverability
The

discounted

amount of

the payments

under

protest is

assessed

at each

reporting date

to

determine whether

there is

any
objective

evidence

that

the

full

amount

is

no

longer

expected

to

be

recovered.

The

Group

considers

the

reasonable

and
supportable

information

related

to

the

creditworthiness

of

the

Municipality

and

events

surrounding

the

outcome

of

the

Main
Application.

Any write down is recognised in finance expense.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

24

PAYMENTS

MADE UNDER PROTEST
continued
Amounts in R million Note 2022 2021
Balance at the beginning of the year
40.5
35.0
Payments made under protest
15.2
8.1
Discount on initial payment made under protest and change in estimate 7
(21.1)
(7.4)
Unwinding 6
5.8
4.8
Balance at the end of the year
40.4
40.5
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

(refer note 26.3).
The balance at the end of the year was based on the following assumptions:

●

discount rate:
11.80
% (2021:
11.68
%) representing the Municipality maximum cost of borrowing on bank loans as disclosed in their June 30, 2021 annual report; and

●

discount period:
June 30, 2027

(2021:
June 30, 2024
) representing management’s

best estimate of

the date of

conclusion of
the Main Application and is supported by

external legal counsel. The discount period has

increased due to delays in obtaining
hearing dates due to back log cases at the court which began during the COVID-19 pandemic.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

25

OTHER INVESTMENTS
ACCOUNTING JUDGEMENTS
The Group has one (1) director representative on

the Rand Refinery board. Therefore, judgement had to be applied to ascertain
whether significant influence exists, and

if the investment should be

accounted for as an associate

under IAS 28
Investments in
Associates

and

Joint

Ventures
.

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

other

comprehensive

income

(“
OCI
”),

and

are

never
reclassified to profit or loss, with dividends recognised in profit or loss unless the dividend clearly represents a recovery of part of
the cost of the investment.
The Group’s listed and unlisted investments in equity securities are classified as equity instruments at fair value through OCI.
Amounts in R million
Shares
held

1
% held

1
2022 2021
Listed investments (Fair value hierarchy Level 1):
West Wits Mining Limited (" WWM ")
47,812,500
2.4%
10.7
43.5
Total

listed investments
10.7
43.5
Unlisted investments (Fair value hierarchy Level 3):
Rand Refinery Proprietary Limited (" Rand Refinery ")
44,438
11.3%
136.1
119.3
Rand Mutual Assurance Company Limited B Share Business Fund (" RMA ")

2
12,659
2
1.3%

2
4.4
4.1
Guardrisk Insurance Company Limited (Cell Captive A170)

3
20
3
100.0%
3
0.1
0.1
Chamber of Mines Building Company Proprietary Limited
42,292
4.5%
0.1
0.1
Total

unlisted investments
140.7
123.6
Balance at the end of the year

151.4
167.1
Fair value adjustment on equity instruments at fair value through OCI
(15.7)
(28.2)
WWM
(32.8)
31.5
Rand Refinery
16.8
(59.1)
RMA
0.3
(0.6)
Dividends received on equity instruments at fair value through OCI
(71.5)
(76.1)
Rand Refinery
(70.1)
(72.3)
RMA
(1.4)
(3.8)
1
The number and percentage shares held remained

unchanged for the prior year with the exception

of WWM that issued new shares thereby
diluting DRDGOLD's effective shareholding from
3.5
% to
2.4
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

25

OTHER INVESTMENTS
continued
25.1

RAND REFINERY
Amounts in R million 2022 2021
Balance at the beginning of the year
119.3
178.4
Fair value adjustment on equity investments at fair value through other comprehensive income
16.8
(59.1)
Balance at the end of the year
136.1
119.3
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
The fair

value of

Rand Refinery

increased as

a result

of an

increase in

cash on

hand. The

enterprise value

of the

refining operations
of

Rand

Refinery

decreased

because

of

an

increase

in

budgeted

operating

costs.

The

value

of

the

forecasted

dividends

for
Prestige Bullion decreased as a result of a decrease in the discount period due to the model being finite.
The fair value measurement uses significant unobservable

inputs and relates to a fair value

hierarchy level 3 financial instrument.
Marketability and minority

discounts (both unobservable

inputs) of
16.5
% and
17.0
% (2021:
16.5
% and
17.0
%), respectively, were
applied. The

latest budgeted

cash flow

forecasts provided

by Rand

Refinery as

at June

30, 2022

was used,

and therefore

classified
as an unobservable input into the models. Other key observable/unobservable inputs into the model include:
Amounts in R million Observable/unobservable input Unit 2022 2021
Rand Refinery operations
Forecast average gold price

Observable input R/kg
880,207
847,317
Forecast average silver price

Observable input R/kg
11,209
11,751
Average South African CPI Observable input %
4.4
4.4
South African long-term government bond rate Observable input %
10.26
9.5
Terminal

growth rate
Unobservable input %
4.4
4.4
Weighted average cost of capital Unobservable input %
15.9
15.1
Investment in Prestige Bullion
Discount period Unobservable input years
11
12
Cost of equity Unobservable input %
14.2
16.5
Sensitivity analysis
The fair value measurement is most

sensitive to the Rand denominated gold

price and operating costs. The higher the

gold price,
the higher the

fair value of

the Rand Refinery

investment. The higher

the operating costs,

the lower the

fair value of

Rand Refinery.
The fair

value measurement

is also

sensitive to

the discount

rate and

minority and

marketability discounts

applied. The

below
table indicates the extent of sensitivity of the Rand Refinery equity value to the inputs:
Input Change in OCI, net of tax
Amounts in R million % Increase % Decrease % Increase % Decrease
Rand Refinery operations
Rand US Dollar exchange rate Observable inputs
1
(1)
3.3
(3.3)
Commodity prices (Gold and silver) Observable inputs
1
(1)
2.8
(2.8)
Operating costs Unobservable inputs
1
(1)
(2.6)
2.6
Weighted average cost of capital Unobservable inputs
1
(1)
(0.1)
0.1
Minority discount Unobservable inputs
1
(1)
(1.2)
1.2
Marketability discount Unobservable inputs
1
(1)
(1.2)
1.2
Investment in Prestige Bullion
Cost of equity Unobservable inputs
1
(1)
(1.0)
1.0
Prestige Bullion dividend forecast Unobservable inputs
1
(1)
0.3
(0.3)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

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
26.1

CONTINGENT LIABILITY FOR OCCUPATIONAL

LUNG DISEASES
On May 3, 2018, former mineworkers and dependents of deceased mineworkers (“Applicants”) and Anglo American South
Africa Limited, AngloGold Ashanti Limited, Sibanye Gold Limited, Harmony Gold Mining Company Limited, Gold Fields Limited,
African Rainbow Minerals Limited and certain of their affiliates (“Settling Companies”) settled the class certification application in which the Applicants in each sought to certify class actions against gold mining houses cited therein on behalf of mineworkers who had worked for any of the particular respondents and who suffer from any occupational lung disease, including silicosis or tuberculosis. The fund managing the compensation for the Applicants has started disbursing funds to the claim beneficiaries.
The DRDGOLD Respondents, DRDGOLD Limited and East Rand Proprietary Mines Limited, are not a party to the settlement between the Applicants and Settling Companies and the settlement agreement is not binding on the DRDGOLD Respondents.
The dispute, insofar as the class certification application and appeal thereof is concerned, still stands and has not terminated in light of the settlement agreement.
In terms of the class action, the DRDGOLD respondents has lodged an appeal against certain aspects of the class action, inter alia the extension of the remedy entertained in the class action, and the inclusion of tuberculosis as a basis for liability. The
Appeal record has been finalised and the allocation of a date for the hearing of the Appeal is November 11, 2022.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

26

CONTINGENCIES
continued
26.2

CONTINGENT LIABILITY FOR ENVIRONMENTAL

REHABILITATION
continued
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
for the possible obligation.
During the current

year, a

report was produced

regarding the extent

of ground water

seepage from the

Brakpan/Withok tailings
storage

facility

by

an

expert.

The

report

suggests

that

scavenger

boreholes

be

constructed

around

the

dam

to

deal

with

the
seepage. The majority of the scavenger boreholes have been

constructed and are currently operational and the results are being monitored. Management is currently

investigating a sustainable solution

to deal with the

seepage post the closure

of the mine and
therefore no reliable estimate can be made for the post closure liability.

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

held in

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
for the year ended June 30, 2022

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
framework. The Risk Committee

(“
RC
”) which is responsible

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

AND OTHER FUNDS
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

AND OTHER FUNDS

NOTE 13

CASH AND CASH EQUIVALENTS
Foreign currency risk
The Group

enters into

transactions denominated

in foreign

currencies, such

as gold

sales denominated

in US

dollar, in the

ordinary
course of business

The Group holds

cash denominated in

a foreign currency.

This exposes the

Group to fluctuations

in foreign
currency exchange rates.

Additional disclosures are included in the following notes:

NOTE 4

REVENUE

NOTE 15

TRADE AND OTHER RECEIVABLES

NOTE 13

CASH AND CASH EQUIVALENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2022

27

FINANCIAL INSTRUMENTS
continued

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
NOTE 5.3

ADMINISTRATION EXPENSES AND OTHER COSTS
NOTE 16

TRADE AND OTHER PAYABLES
NOTE 19.3

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
NOTE 21

EQUITY

NOTE 22

INTEREST IN SUBSIDIARIES
29

SUBSEQUENT EVENTS
There were no significant

subsequent events between the

year-end reporting date of

June 30, 2022 and

the date of issue

of these
financial statements other than described below and included in the preceding notes to the consolidated financial statements.
Declaration of dividend

On August

24 2022, the

Board declared a

final dividend

for the year

ended June

30, 2022 of
40

SA cents

per qualifying share
amounting to R
342.0

million, which was paid on September 26, 2022.

Receipt of COVID-19 insurance claim
During September and October, 2022, a total amount of R
31.7

million was received on the balance receivable at June 30, 2022.
Conditional shares granted
On 19 October

2022,
4,922,751

conditional shares were

granted to qualifying

employees under the

current equity settled

long-
term incentive scheme.

These are expected

to vest on

19 October 2025.

The number of

conditional shares granted

includes those
granted to directors and prescribed officers as follows:

Number of conditional
shares awarded
Executive directors
D J Pretorius
799,595
A J Davel
425,680
Prescribed officers
W J Schoeman
425,680
E Beukes
57,100

95
ITEM 19. EXHIBITS

The following

exhibits are

filed as a part

of this Annual

Report:
1.1 (1)
Memorandum of

Association

of DRDGOLD Limited.
1.2 (6)
Articles of

Association of

DRDGOLD Limited,

as amended on

November 8, 2002.
http://www.sec.gov/Archives/edgar/data/1023512/000104746902008746/a2096282zex-1_2.txt
1.3 (1)
Excerpts of

relevant provisions

of the South

African Companies

Act.
1.5
(9)
Memorandum of

Incorporation,

as amended on

November 30,

2012.
http://www.sec.gov/Archives/edgar/data/1023512/000120561313000188/ex1_5.htm
2.1
(1)
Excerpts of

relevant provisions

of the Johannesburg

Stock Exchange

Listings Requirements.
2.2
(4)
Indenture between

DRDGOLD Limited,

as Issuer, and The

Bank of New

York Mellon, as Trustee, dated

November
12, 2002.
http://www.sec.gov/Archives/edgar/data/1023512/000104746902008746/a2096282zex-2_2.txt
4.1 (2)
Deposit Agreement

among DRDGOLD

Limited, The

Bank of New York Mellon as

Depositary, and owners

and
holders of American

Depositary Receipts,

dated as of August

12, 1996, as

amended and restated

as of October

2, 1996,
as further

amended and restated

as of August

6, 1998, as

further amended

and restated

July 23, 2007.
4.2 (3)
Form of Non-Executive

Employment Agreement.
4.3
(3)
Form of Executive

Employment Agreement.
4.4 (4)
Agreement between

DRDGOLD Limited

and Rand Refinery

Limited, dated

October 12,

2001.
http://www.sec.gov/Archives/edgar/data/1023512/000104746902008746/a2096282zex-4_36.txt
4.5 (12)
Local Mine Bullion

Refining Agreement

between DRDGOLD

Limited and Rand

Refinery Limited,

dated June 27,
2018.
http://www.sec.gov/Archives/edgar/data/1023512/000102351218000003/exhibit4.htm
4.9
(8)
Sale of Shares and Claims Agreement entered into by Village

Main Reef Limited (“Village”),

DRDGOLD Limited
(“DRDGOLD”) (“Seller”), Business Venture

Investments No 1557 Proprietary Limited (“Purchaser”) and
Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”)

dated February 11, 2012.
http://www.sec.gov/Archives/edgar/data/1023512/000120561312000150/ex4_140.htm
4.10 (9)
Heads of Agreement entered into by Trans

-Caledon Tunnel Authority (“TCTA’),

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
List of Subsidiaries
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
10.5 (12)
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
10.6
(12)
Revolving Credit

Facility.
http://www.sec.gov/Archives/edgar/data/1023512/000102351218000003/exhibit10006.htm
10.8 (13)
ABSA Ergo Mining Performance Guarantee Number 175 02 0183033 G
10.9
(14)
Second Addendum to the Revolving Credit Facility Agreement entered into on August 1, 2018
12.1 (15)
Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2 (15)
Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1
(15)
Certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2 (15)
Certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
16.1 (15)
Letter from KPMG Inc. to the Securities and Exchange Commission regarding a change in registrant's certifying accountant
96.1 (15)
Technical Report Summary and Certification from Qualified person – FWGR
96.2 (15)
Technical Report Summary and Certification from Qualified person – Erg
101.INS
(15)
XBRL Instance

Document
101.SCH (15)
XBRL Taxonomy Extension

Schema Document
101.CAL (15)
XBRL Taxonomy Extension

Calculation

Linkbase Document
101.DEF
(15)
XBRL Taxonomy Extension

Definition Linkbase

Document
101.LAB (15)
XBRL Taxonomy Extension

Label Linkbase

Document
101.PRE (15)
XBRL Taxonomy Extension

Presentation

Linkbase Document
___________

ITEM 19. EXHIBITS

The following

exhibits are

filed as a part

of this Annual

Report:
(1)

Incorporated

by reference

to our Registration

Statement (File

No. 0-28800) on

Form 20-F.

(2)

Incorporated

by reference

to Amendment

No. 1 to our

Registration

Statement (File

No.
333-140850
) on Form F-6.
(3)

Incorporated

by reference

to our Annual

Report on Form

20-F for the

fiscal year

ended June 30,

2000.

(4)

Incorporated

by reference

to our Annual

Report on Form

20-F for the

fiscal year

ended June 30,

2002.
(5)

Incorporated

by reference

to our Annual

Report on Form

20-F for the

fiscal year

ended June 30,

2005.
(6)

Incorporated

by reference

to our Annual

Report on Form

20-F for the

fiscal year ended

June 30, 2006.
(7)

Incorporated

by reference

to our Annual

Report on Form

20-F for the

fiscal year

ended June 30,

2010.
(8)

Incorporated

by reference

to our Annual

Report on Form

20-F for the

fiscal year

ended June 30,

2012.
(9)

Incorporated

by reference

to our Annual

Report on Form

20-F for the

fiscal year

ended June 30,

2013.
(10)

Incorporated

by reference

to our Annual

Report on Form

20-F for the

fiscal year

ended June 30,

2014.
(11)

Incorporated

by reference

to our Annual Report

on Form 20-F for

the fiscal

year ended June

30, 2015.
(12)

Incorporated

by reference

to our Annual

Report on Form

20-F for the

fiscal year

ended June 30,

2018.
(13)

Incorporated

by reference

to our Annual

Report on Form

20-F for the

fiscal year

ended June 30,

2019.
(14)

Incorporated

by reference

to our Annual

Report on Form

20-F for the

fiscal year

ended June 30,

2020.
(15)

Filed herewith.

SIGNATURES

The

registrant hereby

certifies that

it

meets all

of

the

requirements for

filing on

Form 20-F and

that it

has

duly

caused and
authorized the

undersigned

to sign this

annual report

on its behalf.

DRDGOLD LIMITED
By: /s/ D.J. Pretorius
D.J. Pretorius
Chief Executive

Officer
By:
/s/ A.J. Davel

A.J. Davel
Chief Financial

Officer
Date: October

28, 2022