Form 20-F/A
period 2022-06-30
DRDGOLD LTD
filed 2022-11-08
CIK 1023512

UNITED STATES
SECURITIES

AND EXCHANGE

COMMISSION
WASHINGTON, D.C. 2054 9
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
International Accounting Standards Board
☑

Other
☐
If “Other” has

been checked in

response to the

previous question, indicate by

check mark

which financial statement item

the
registrant

has elected to

follow.

Item 17
☐

Item 18
☐
If this

is an

annual report, indicate by

check mark

whether the registrant is

a shell

company (as

defined in Rule

12b-2 of

the
Exchange Act).

Yes
☐

No
☑
Auditor Name:
KPMG Inc.

Auditor location:
Johannesburg, South Africa

Auditor Firm

ID:
1025
EXPLANATORY

STATEMENT
This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed with the
Securities and Exchange Commission on October 28, 2022 (the "2022 Form 20-F"), is being filed solely for the purpose of amending
Exhibit 96.1. Exhibit 96.1 was previously filed with a “DRAFT” watermark, and this amendment removes the “DRAFT” watermark.
In connection with the filing of this Amendment, the Company is including certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.1350) as no financial statements are being filed with this Amendment.
Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in the 2022 Form 20-F, or reflect any events that have occurred since the 2022 Form 20-F was filed.

ITEM 19 . EXHIBITS
12.1

Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2
Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002
96.1

Technical Report Summary and Certification from Qualified person – FWGR

SIGNATURES

The registrant

hereby certifies

that it meets

all of the requirements

for filing on

Form 20-F/A and

that it has

duly caused

and
authorized the

undersigned

to sign this

annual report

on its behalf.

DRDGOLD LIMITED
By: /s/ D.J. Pretorius
D.J. Pretorius
Chief Executive

Officer
By:
/s/ A.J. Davel

A.J. Davel
Chief Financial

Officer
Date: November

8, 2022