Form 20-F/A
period 2022-06-30
DRDGOLD LTD
filed 2023-04-12
CIK 1023512

UNITED STATES
SECURITIES

AND EXCHANGE

COMMISSION
WASHINGTON, D.C. 2054 9
FORM
20-F/A
(Amendment

No. 2)
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
International Accounting Standards Board
☑

Other
☐
If “Other” has

been checked in

response to the

previous question, indicate by

check mark

which financial statement item

the
registrant

has elected to

follow.

Item 17
☐

Item 18
☐
If this

is an

annual report, indicate by

check mark

whether the registrant is

a shell

company (as

defined in Rule

12b-2 of

the
Exchange Act).

Yes
☐

No
☑
Auditor Name:
KPMG Inc.

Auditor location:
Johannesburg, South Africa

Auditor Firm

ID:
1025
EXPLANATORY

STATEMENT
This Amendment No. 2 (the “Amendment”) to the Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed with the
Securities and Exchange Commission (the “Commission”) on October 28, 2022, as amended by Amendment No. 1 to such report filed with the Commission on November 8, 2022 (the "2022 Form 20-F"), is being filed solely for the purpose of amending Exhibit 96.1
“Technical Report Summary and Certification from Qualified person – FWGR” to reflect comments received from the staff of the
Commission.
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
Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in the 2022 Form 20-F, or reflect any events that have occurred since the 2022 Form 20-F was originally filed.

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